Form 20-F
period 2010-12-31
Adecoagro S.A.
filed 2011-06-29
CIK 1499505

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED ON DECEMBER 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM TO
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report
COMMISSION FILE NUMBER: 001-35052
Adecoagro S.A.
(Exact name of Registrant as specified in its charter)
N/A
(Translation of Registrant’s name into English)
Grand Duchy of Luxembourg
(Jurisdiction of incorporation or organization)
13-15 Avenue de la Liberté
L-1931 Luxembourg
R.C.S. Luxembourg B 153 681
+352 2689-8213
(Address of principal executive offices)
Abdelhakim Chagaar
13-15, avenue de la Liberté
L — 1931 Luxembourg
Email: abdelhakim.chagaar@atcgroup.com
Tel: +352.2689.0112
(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

Common Shares	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
The number of outstanding shares of each of the issuer’s classes of capital stock as of December 31, 2010:
120,069,222 Common Shares, par value $1.50 per share
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act
Yes ☐     No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or
15(d) of the Securities Exchange Act of 1934
Yes ☐     No ☑
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑     No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐     No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or non-accelerated filer. See definition of
“accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☑ Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:
Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☑

FORWARD-LOOKING STATEMENTS
     This annual report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions. The forward-looking statements included in this annual report relate to, among others:
•	our business prospects and future results of operations;
•	weather and other natural phenomena;
•	developments in, or changes to, the laws, regulations and governmental policies governing our business, including limitations on ownership of farmland by foreign entities in certain jurisdiction in which we operate, environmental laws and regulations;
•	the implementation of our business strategy, including our development of the Ivinhema mill and other current projects;
•	our plans relating to acquisitions, joint ventures, strategic alliances or divestitures;
•	the implementation of our financing strategy and capital expenditure plan;
•	the maintenance of our relationships with customers;
•	the competitive nature of the industries in which we operate;
•	the cost and availability of financing;
•	future demand for the commodities we produce;
•	international prices for commodities;
•	the condition of our land holdings;
•	the development of the logistics and infrastructure for transportation of our products in the countries where we operate;
•	the performance of the South American and world economies;
•	the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; and
•	the factors discussed under the section entitled “Risk Factors” in this annual report.
     These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this annual report might not occur, and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.
     The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made. We undertake no obligation to update any forward-looking

i

statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.
PRESENTATION OF FINANCIAL AND OTHER INFORMATION
Certain Defined Terms
     In this annual report, unless otherwise specified or if the context so requires:
•	References to the terms “Adecoagro S.A.,” “Adecoagro,” “we,” “us,” “our,” “Company” and “our company” refer to, Adecoagro S.A., a corporation organized under the form of a société anonyme under the laws of the Grand Duchy of Luxembourg, and its subsidiaries, except in the case of historical financial and operating information and results where we are referring to IFH LLC and unless otherwise indicated.
•	References to “IFH” and “IFH LP” mean International Farmland Holdings, LP, a limited partnership (previously International Farmland Holdings, LLC, or IFH LLC) organized under the laws of Delaware, and its subsidiaries.
•	References to “Adecoagro LP” mean Adecoagro, LP, a limited partnership (previously Adecoagro, LLC) organized under the laws of Delaware, and its subsidiaries.
•	References to “$,” “US$,” “U.S. dollars” and “dollars” are to U.S. dollars.
•	References to “Argentine Pesos,” “Pesos” or “Ps.” are to Argentine Pesos, the official currency of Argentina.
•	References to “Brazilian Real,” “Real,” “Reais” or “R$” are to the Brazilian Real, the official currency of Brazil.
•	Unless stated otherwise, references to “sales” are to the combined sales of manufactured products and services rendered plus sales of agricultural produce and biological assets.
Financial Statements
   Background
     As part of a corporate reorganization (the “Reorganization”), Adecoagro, a Luxembourg corporation under the form of a société anonyme, was formed as a holding company for IFH for the purpose, among others, of facilitating the initial public offering (the “IPO”) of our common shares. As of December 31, 2010, Adecoagro had not engaged in any business or other activities except in connection with its formation and the Reorganization. For an additional discussion of the Reorganization, see “Item 4. Information of the Company—A. History and Development of the Company—History.”
     The Reorganization was limited to entities which were all under the control of the same shareholder group and was implemented in part to facilitate the IPO. In accordance with IFRS, the Reorganization did not qualify as a business combination under common control; rather, it was a simple reorganization of the capital of IFH. The Reorganization was completed on October 30, 2010. In accordance with IFRS, the Reorganization was retroactively reflected in the consolidated financial statements as of and for the year ended December 31, 2010. Therefore, all financial and other information herein relating to December 2010, 2009, 2008, 2007 and 2006 are presented using the historical values from the consolidated financial statements of IFH. However, the issued share capital reflects that of Adecoagro as of the Reorganization date.

     On January 10, 2011, our board of directors voted in favor of a proposal to change the nominal value of the equity shares of the Company from the nominal value of $1 each to the nominal value of US$1.50 each. This proposal was approved at a duly convened extraordinary general meeting of shareholders held on January 24, 2011, pursuant to Luxembourg law, which reduced our total shares outstanding from 119,999,997 shares to 79,999,985 shares. On February 2, 2011, the Company completed its IPO when it increased its total shares outstanding from 79,999,985 shares to 120,069,222, after giving effect to the exercise of the underwriters over-allotment option on February 11, 2011.
     The consolidated financial statements as of December 31, 2010, 2009 and 2008 and for the years then ended included in this annual report have been prepared in accordance with International Financial Reporting Standards (“IFRS”) of the International Accounting Standards Board (“IASB”) and the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). All IFRS issued by the IASB, effective at the time of preparing the consolidated financial statements have been applied. The consolidated financial statements as of December 31, 2010, 2009 and 2008 and for the years then ended are hereinafter referred to as the “consolidated financial statements”.
Non-IFRS Financial Measures
     We present Adjusted Consolidated EBITDA, Adjusted Segment EBITDA, Adjusted Consolidated EBIT and Adjusted Segment EBIT in this annual report as supplemental measures of performance of our company and of each operating segment, respectively, that are not required by, or presented in accordance with IFRS. Our Adjusted Consolidated EBITDA equals the sum of our Adjusted Segment EBITDAs for each of our operating segments. We define “Adjusted Consolidated EBITDA” as consolidated net profit or loss for the year, as applicable, before interest expense, income taxes, depreciation and amortization, foreign exchange gains or losses, other net financial expenses and unrealized changes in fair value of our long-term biological assets, primarily our sugarcane and coffee plantations, and cattle stocks. We define “Adjusted Segment EBITDA” for each of our operating segments as the segment’s share of consolidated profit from operations before financing and taxation for the year, as applicable, before depreciation and amortization and unrealized changes in fair value of our long-term biological assets. We believe that Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are important measures of operating performance for our company and each operating segment, respectively, because they allow investors and others to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, respectively, including our return on capital and operating efficiencies, from period to period by removing the impact of our capital structure (interest expense from our outstanding debt), asset base (depreciation and amortization), tax consequences (income taxes), unrealized changes in fair value of biological assets (a significant non-cash gain or loss to our consolidated statements of income following IAS 41 accounting), foreign exchange gains or losses and other financial expenses. Other companies may calculate Adjusted Consolidated EBITDA and Adjusted Segment EBITDA differently, and therefore our Adjusted Consolidated EBITDA and Adjusted Segment EBITDA may not be comparable to similarly titled measures used by other companies. Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are not measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, segment’s profit from operations before financing and taxation and other measures determined in accordance with IFRS. Items excluded from Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are significant and necessary components to the operations of our business, and, therefore, Adjusted Consolidated EBITDA and Adjusted Segment EBITDA should only be used as a supplemental measure of our company’s operating performance, and of each of our operating segments, respectively. We also believe Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are useful for securities analysts, investors and others to evaluate the financial performance of our company and other companies in the agricultural industry. These non-IFRS measures should be considered in addition to, but not as a substitute for or superior to, the information contained in either our statements of income or segment information.
     Our Adjusted Consolidated EBIT equals the sum of our Adjusted Segment EBITs for each of our operating segments. We define “Adjusted Consolidated EBIT” as consolidated net profit or loss for the year, as applicable, before interest expense, income taxes, foreign exchange gains or losses, other net financial expenses and unrealized changes in fair value of our long-term biological assets, primarily our sugarcane and coffee plantations, and cattle stocks. We define “Adjusted Segment EBIT” for each of our operating segments as the segment’s share of consolidated profit from operations before financing and taxation for the year, as applicable, before unrealized changes in fair value of our long-term biological assets. We believe that Adjusted Consolidated EBIT and Adjusted Segment EBIT are important measures of operating performance, for our company and each operating segment, respectively, because they allow investors and others to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, from period to period by including the impact of depreciable fixed assets and removing the impact of our capital structure (interest expense from our outstanding debt), tax consequences (income taxes), unrealized changes in fair value of biological assets (a significant non-cash gain or loss to our consolidated statements of income following IAS 41 accounting), foreign exchange gains or losses and other financial expenses. Other companies may calculate Adjusted Consolidated EBIT and Adjusted Segment EBIT differently, and therefore our Adjusted Consolidated EBIT and Adjusted Segment EBIT may not be comparable to similarly titled measures used by other companies. Adjusted Consolidated EBIT and Adjusted Segment EBIT are not measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, segment’s profit from operations before financing and taxation and other measures determined in accordance with IFRS. Items excluded from Adjusted Consolidated EBIT and Adjusted Segment EBIT are significant and necessary components to the operations of our business, and, therefore, Adjusted Consolidated EBIT and Adjusted Segment EBIT should only be used as a supplemental measure of the operating performance of our company, and of each of our operating segments, respectively. We also believe Adjusted Consolidated EBIT and Adjusted Segment EBIT are useful for securities analysts, investors and others to evaluate the financial performance of our company and other companies in the agricultural industry.
Fiscal Year and Harvest Year
     Our fiscal year begins on January 1 and ends on December 31 of each year. However, our production is based on the harvest year for each of our crops, rice and coffee. A harvest year varies according to the crop, rice or coffee plant and to the climate in which it is grown. Due to the geographic diversity of our farms, the planting period for a given crop, rice or coffee may start earlier on one farm than on another, causing differences in their respective harvesting periods. The presentation of production volume (tons) and product area (hectares) in this annual report, in respect of the harvest years for each of our crops, rice and coffee, starts with the first day of the planting period at the first farm to start planting that harvest year and continues to the last day of the harvesting period of the respective crop, rice or coffee on the last farm to finish harvesting that harvest year, as shown in the table below.

     Product area for cattle is presented on a harvest year basis given that land utilized for cattle operations is linked to our farming operations and use of farmland during a harvest year. Production volumes for dairy and cattle operations are presented on a fiscal year basis. On the other hand, production volumes and product area in our sugar, ethanol and energy business are presented on a fiscal year basis.
     The financial results for all of our products are presented on a fiscal year basis.
Certain Weight Units and Measures in the Agricultural Business
     Weight units and measures used in agriculture vary according to the crop and producing country. In order to permit comparability of our operating data with operating data from the international markets, the following table sets forth key weight units and measures used in the agriculture industry:

Agricultural weight units and measures
1 metric ton	1,000 kg	1.102 U.S. (short) tons
1 cubic meter	1,000 liters
1 kilogram (kg)	2.20462 pounds
1 pound	0.45359 kg
1 acre	0.40469 hectares
1 hectare (ha)	2.47105 acres
Soybean and Wheat
1 bushel of soybean	60 pounds	27.2155 kg
1 bag of soybean	60 kg	2.20462 bushels
1 bushel/acre	67.25 kg/ha
1.00 U.S. dollar/bushel	2.2046 U.S. dollar/bag
Corn
1 bushel of corn	56 pounds	25.4012 kg
1 bag of corn	60 kg	2.36210 bushels
1 bushel/acre	62.77 kg/ha
1.00 U.S. dollar/bushel	2.3621 U.S. dollar/bag
Cotton
1 bale	480 pounds	217.72 kg
1 arroba	14.68 kg
Coffee
1 bag of coffee	60 kg	132.28 pounds
1.00 US$ cents/pound	1.3228 U.S. dollar/bag
Dairy
1 liter	0.264 gallons	2.273 pounds
1 gallon	3.785 liters	8.604 pounds
1 lbs	0.440 liters	0.116 gallons
1.00 U.S. dollar/liter	43.995 U.S. dollar/cwt	3.785 U.S. dollar/gallon
1.00 U.S. dollar/cwt	0.023 U.S. dollar/liter	0.086 U.S. dollar/gallon
1.00 U.S. dollar/gallon	0.264 U.S. dollar/liter	11.622 U.S. dollar/cwt
Sugar & Ethanol 1 kg of TRS equivalent	0.95 kg of VHP Sugar	0.59 liters of Hydrated Ethanol
1.00 US$ cents/pound	22.04 U.S. dollar/ton
Presentation of Information — Market Data and Forecasts
     This annual report is based on information provided by us and by third-party sources that we believe are reliable, including data related to the economic conditions in the markets in which we operate. Unless otherwise indicated, information in this annual report concerning economic conditions is based on publicly available information from third-party sources which we believe to be reasonable. The economic conditions in the markets in which we operate may deteriorate, and those economies may not grow at the rates projected by market data, or at all. The deterioration of the economic conditions in the markets in which we

v

operate may have a material adverse effect on our business, results of operations and financial condition and the market price of our common shares.
Rounding
     We have made rounding adjustments to reach some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

PART I
Item 1. Identity of Directors, Senior Management and Advisers
Not applicable.
Item 2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information
     A. SELECTED FINANCIAL DATA
     The following tables present selected historical consolidated financial data of Adecoagro for the periods indicated below. We have derived the selected historical statement of income, cash flow and balance sheet data as of and for the years ended December 31, 2010, 2009 and 2008 from the consolidated financial statements included elsewhere in this annual report. The historical results for any prior period presented are not necessarily indicative of our results to be expected for any future period.
     We have derived the summary historical statement of income, cash flow and balance sheet data as of and for the year ended December 31, 2007 and 2006 from the consolidated financial statements as of and for the year ended December 31, 2007 and 2006, which are not included in this annual report. Certain reclassifications have been made to the consolidated financial statements as of December 31, 2007 and 2006, and for the year then ended, to conform to the current presentation.
     The consolidated financial statements are prepared in accordance with IFRS as issued by the IASB and the interpretations of the IFRIC. All IFRS issued by the IASB effective at the time of preparing the consolidated financial statements have been applied.
     You should read the information contained in these tables in conjunction with “Item 5. Operating and Financial Review and Prospects,” “Item 8. Financial Information”, “Item 18. Financial Statements” and the consolidated financial statements and the accompanying notes included elsewhere in this annual report.

	For the Year Ended December 31,
	2010	2009	2008	2007	2006
	(In thousands of $)
Statement of Income Data:
Sales of manufactured products and services rendered	294,529	183,386	117,173	69,807	47,145
Cost of manufactured products sold and services rendered	(219,201)	(180,083)	(105,583)	(63,519)	(29,016)
Gross profit from manufacturing activities	75,328	3,303	11,590	6,288	18,129
Sale of agricultural produce and biological assets	131,738	130,217	127,036	72,696	37,370
Cost of agricultural produce sold and direct agricultural selling expenses(l)	(131,738)	(130,217)	(127,036)	(72,696)	(37,370)
Initial recognition and changes in fair value of biological assets and agricultural produce	(30,528)	71,668	61,000	26,935	(66)
Changes in net realizable value of agricultural produce after harvest	7,999	12,787	1,261	12,746	3,160
Gross (loss)/profit from agricultural activities	(22,529)	84,455	62,261	39,681	3,094
Margin on manufacturing and agricultural activities before operating expenses	52,799	87,758	73,851	45,969	21,223
General and administrative expenses	(56,562)	(52,393)	(45,633)	(33,765)	(13,147)
Selling expenses	(52,528)	(31,169)	(24,496)	(14,762)	(8,578)
Other operating income, net	18,224	13,071	17,323	2,238	9,287
Excess of fair value of net assets acquired over cost	—	—	1,227	28,979	—
Share of loss of joint ventures	(50)	(294)	(838)	(553)	—
(Loss)/profit from operations before financing and taxation	(38,117)	16,973	21,434	28,106	8,785
Finance income	16,559	11,553	2,552	12,925	2,595

	For the Year Ended December 31,
	2010	2009	2008	2007	2006
	(In thousands of $)
Finance costs	(39,496)	(34,216)	(50,860)	(12,458)	(4,490)
Financial results, net	(22,937)	(22,663)	(48,308)	467	(1,895)
(Loss)/profit before income tax	(61,054)	(5,690)	(26,874)	28,573	6,890
Income tax benefit/(expense)	16,263	5,415	10,449	59	(1,379)
(Loss)/profit for the year	(44,791)	(275)	(16,425)	28,632	5,511
Attributable to:
Equity holders of the parent	(43,904)	(260)	(18,947)	28,587	5,400
Non-controlling interest	(887)	(15)	2,522	45	111
(Losses)/Earnings per share for (loss)/profit attributable to the equity holders of the parent during the year:
Basic	(0.361)	(0.002)	(0.168)	0.299	0.077
Diluted	N/A	N/A	N/A	0.292	0.074

	For the Year Ended December 31,
	2010	2009	2008	2007	2006
Cash Flow Data:
Net cash generated from/ (used in) operating activities (2)	26,938	(45,807)	(21,427)	(49,757)	(20,018)
Net cash used in investing activities (2)	(111,725)	(114,386)	(188,515)	(265,189)	(35,327)
Net cash generated from financing activities	79,828	156,047	213,200	292,353	150,626
Other Financial Data:
Adjusted Segment EBITDA (unaudited)(3)
Crops	33,613	21,120	34,040	27,216	7,333
Rice	7,121	13,244	13,966	2,014	2,782
Dairy	2,649	484	(2,159)	1,051	(1,646)
Coffee	(2,854)	(3,550)	(1,693)	(3,440)	1,883
Cattle	4,369	1,525	(761)	(1,188)	(514)
Farming subtotal	44,898	32,823	43,393	25,653	9,837
Ethanol, sugar and energy	51,735	(26,903)	(6,979)	(10,146)	(880)
Land transformation	20,837	18,839	15,201	33,114	7,623
Corporate	(22,353)	(22,262)	(23,077)	(11,435)	(5,629)
Adjusted Consolidated EBITDA	95,117	2,497	28,539	37,186	10,951

(1)	Consists of two components: (i) the cost of our agricultural produce and/or biological assets sold as appropriate plus (ii) in the case of agricultural produce, the direct costs of selling, including but not limited to, transportation costs, export taxes and other levies. The cost of our agricultural produce sold represents the recognition as an expense of our agricultural produce held in inventory valued at net realizable value. The cost of our biological assets and/or agricultural produce sold at the point of harvest represents the recognition as an expense of our biological assets and/or agricultural produce measured at fair value less costs to sell, generally representing the applicable quoted market price at the time of sale. Accordingly, the line item “Sales of agricultural produce and biological assets” is equal to the line item “Cost of agricultural produce plus direct agricultural selling expenses.” See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies and Estimates—Biological Assets and Agricultural Produce.”

(2)	For the years ended December 31, 2007 and 2006, the retroactive reclassification of long term biological asset planting costs and purchase of cattle outflows from Net cash generated from/(used in) operating activities to Net cash used in investing activities totaled $18,284 and $6,142, respectively. For further information, please see Note 2.3 to the consolidated financial statements.

(3)	See “Presentation of Financial and Other Information” for the definitions of Adjusted Segment EBITDA and Adjusted Consolidated EBITDA and reconciliation table below.

	As of December 31,
	2010	2009	2008	2007	2006
	(In thousands of $)
Statement of Financial Position Data:
Biological assets	186,757	230,454	125,948	102,562	40,900
Inventories	57,170	57,902	61,221	58,036	23,146
Property, plant and equipment, net	751,992	682,878	571,419	538,017	226,404

	As of December 31,
	2010	2009	2008	2007	2006
	(In thousands of $)
Total assets	1,340,851	1,269,174	1,028,234	945,047	438,083
Non-current borrowings	250,672	203,134	4,099	62,090	9,276
Total borrowings	389,472	306,781	228,313	159,925	37,875
Equity attributable to equity holders of the parent	708,532	741,934	581,159	556,321	313,213
Non-controlling interest	14,570	15,222	57,269	60,544	6,392

     The following tables show a reconciliation of our segments’ profit from operations before financing and taxation, the most directly comparable IFRS financial measure, to Adjusted Segment EBITDA, and a reconciliation of our net profit (loss) for the year, the most directly comparable IFRS financial measure, to Adjusted Consolidated EBITDA:

	As of December 31, 2010
							Sugar,
							Ethanol	Land
						Farming	and	Trans-
	Crops	Rice	Dairy	Coffee	Cattle	Subtotal	Energy	formation	Corporate	Total
	(In thousands of $)
Adjusted Segment EBITDA (unaudited)
Profit/(Loss) from Operations Before Financing and Taxation	31,902	5,041	5,836	(5,753)	4,000	41,026	(77,627)	20,837	(22,353)	(38,117)
Initial recognition and changes in fair value of “long term” biological assets(l) (unrealized)	—	—	(3,610)	2,450	36	(1,124)	96,795	—	—	95,671
Adjusted Segment EBIT (unaudited)(2)	31,902	5,041	2,226	(3,303)	4,036	39,902	19,168	20,837	(22,353)	57,554
Depreciation and amortization	1,711	2,080	423	449	333	4,996	32,567	—	—	37,563
Adjusted Segment EBITDA (unaudited)(2)	33,613	7,121	2,649	(2,854)	4,369	44,898	51,735	20,837	(22,353)	95,117
Reconciliation to Profit/(Loss)
(Loss) for the year										(44,791)
Initial recognition and changes in fair value of “long term” biological assets(l) (unrealized)										95,671
Income tax benefit										(16,263)
Interest expense, net										33,028
Foreign exchange, net										(7,324)
Other financial expenses, net										(2,767)
Adjusted Consolidated EBIT (unaudited)(2)										57,554
Depreciation and amortization										37,563
Adjusted Consolidated EBITDA (unaudited)(2)										95,117

	As of December 31, 2009
							Sugar,
							Ethanol	Land
						Farming	and	Trans-
	Crops	Rice	Dairy	Coffee	Cattle	Subtotal	Energy	formation	Corporate	Total
	(In thousands of $)
Adjusted Segment EBITDA (unaudited)
Profit/(Loss) from Operations Before Financing and Taxation	19,054	11,792	113	(16,782)	1,299	15,476	4,920	18,839	(22,262)	16,973
Initial recognition and changes in fair value of “long term” biological assets(l)(unrealized)	—	—	(32)	12,662	(127)	12,503	(57,335)	—	—	(44,832)
Adjusted Segment EBIT (unaudited)(2)	19,054	11,792	81	(4,120)	1,172	27,979	(52,415)	18,839	(22,262)	(27,859)
Depreciation and amortization	2,066	1,452	403	570	353	4,844	25,512	—	—	30,356
Adjusted Segment EBITDA (unaudited)(2)	21,120	13,244	484	(3,550)	1,525	32,823	(26,903)	18,839	(22,262)	2,497
Reconciliation to Profit/(Loss)
(Loss) for the year										(275)
Initial recognition and changes in fair value of “long term” biological assets(l) (unrealized)										(44,832)
Income tax benefit										(5,415)
Interest expense, net										27,750
Foreign exchange, net										(10,903)
Other financial expenses, net										5,816
Adjusted Consolidated EBIT (unaudited)(2)										(27,859)
Depreciation and amortization										30,356
Adjusted Consolidated EBITDA (unaudited)(2)										2,497

	As of December 31, 2009
							Sugar,
							Ethanol	Land
						Farming	and	Trans-
	Crops	Rice	Dairy	Coffee	Cattle	Subtotal	Energy	formation	Corporate	Total
	(In thousands $)
Adjusted Segment EBITDA (unaudited)
Profit/(Loss) from Operations Before Financing and Taxation	27,523	13,256	(667)	864	1,289	42,265	(12,955)	15,201	(23,077)	21,434
Initial recognition and changes in fair value of “long term” biological assets(l) (unrealized)	—	—	(1,840)	(3,355)	(2,567)	(7,762)	(13,448)	—	—	(21,210)
Adjusted Segment EBIT (unaudited)(2)	27,523	13,256	(2,507)	(2,491)	(1,278)	34,503	(26,403)	15,201	(23,077)	224
Depreciation and amortization	6,517	710	348	798	517	8,890	19,424	—	—	28,314
Adjusted Segment EBITDA (unaudited)(2)	34,040	13,966	(2,159)	(1,693)	(761)	43,393	(6,979)	15,201	(23,077)	28,538
Reconciliation to Profit/(Loss)
(Loss) for the year										(16,425)
Initial recognition and changes in fair value of “long term” biological assets(l) (unrealized)										(21,210)
Income tax benefit										(10,449)
Interest expense, net										21,830
Foreign exchange, net										24,932
Other financial expenses, net										1,546
Adjusted Consolidated EBIT (unaudited)(2)										224
Depreciation and amortization										28,314
Adjusted Consolidated EBITDA (unaudited)(2)										28,538

	As of December 31, 2009
							Sugar,
							Ethanol	Land
						Farming	and	Trans-
	Crops	Rice	Dairy	Coffee	Cattle	Subtotal	Energy	formation	Corporate	Total
	(In thousands $)

Adjusted Segment EBITDA (unaudited)
Profit/(Loss) from Operations Before Financing and Taxation	25,729	1,363	1,720	2,809	2,184	33,805	(27,378)	33,114	(11,435)	28,106
Initial recognition and changes in fair value of “long term” biological assets(l) (unrealized)	—	—	(1,009)	(6,571)	(3,814)	(11,394)	11,117	—	—	(277)
Adjusted Segment EBIT (unaudited)(2)	25,729	1,363	711	(3,762)	(1,630)	22,411	(16,261)	33,114	(11,435)	27,829
Depreciation and amortization	1,487	651	340	322	442	3,242	6,115	—	—	9,357
Adjusted Segment EBITDA (unaudited)(2)	27,216	2,014	1,051	(3,440)	(1,188)	25,653	(10,146)	33,114	(11,435)	37,186
Reconciliation to Profit/(Loss)
Profit for the year										28,632
Initial recognition and changes in fair value of “long term” biological assets(l) (unrealized)										(277)
Income tax benefit										(59)
Interest expense, net										4,094
Foreign exchange, net										(5,971)
Other financial expenses, net										1,410
Adjusted Consolidated EBIT (unaudited)(2)										27,829
Depreciation and amortization										9,357
Adjusted Consolidated EBITDA (unaudited)(2)										37,186

	As of December 31, 2009
							Sugar,
							Ethanol	Land
						Farming	and	Trans-
	Crops	Rice	Dairy	Coffee	Cattle	Subtotal	Energy	formation	Corporate	Total
	(In thousands $)
Adjusted Segment EBITDA (unaudited)
Profit/(Loss) from Operations Before Financing and Taxation	6,436	2,632	325	(625)	264	9,032	(2,241)	7,623	(5,629)	8,785
Initial recognition and changes in fair value of “long term” biological assets(l) (unrealized)	—	—	(2,289)	2,431	(871)	(730)	(2,852)	—	—	(3,582)
Adjusted Segment EBIT (unaudited)(2)	6,436	2,632	(1,964)	1,806	(607)	8,302	(5,093)	7,623	(5,629)	5,203
Depreciation and amortization	897	150	318	77	93	1,535	4,213	—	—	5,748
Adjusted Segment EBITDA (unaudited)(2)	7,333	2,782	(1,646)	1,883	(514)	9,837	(880)	7,623	(5,629)	10,951
Reconciliation to Profit/(Loss)
Profit for the year										5,511
Initial recognition and changes in fair value of “long term” biological assets(l) (unrealized)										(3,582)
Income tax expense										1,379
Interest expense, net										1,754
Foreign exchange, net										(565)
Other financial expenses, net										706
Adjusted Consolidated EBIT (unaudited)(2)										5,203
Depreciation and amortization										5,748
Adjusted Consolidated EBITDA (unaudited)(2)										10,951

(1)	Long-term biological assets are sugarcane, coffee, dairy and cattle.

(2)	See “Presentation of Financial and Other Information” for the definitions of Adjusted Segment EBIT, Adjusted Consolidated EBIT, Adjusted Segment EBITDA and Adjusted Consolidated EBITDA.

     B. CAPITALIZATION AND INDEBTEDNESS
Not Applicable.
     C. REASONS FOR THE OFFER AND USE OF PROCEEDS
Not Applicable.
     D. RISK FACTORS
     Investing in our common shares involves a high degree of risk. Before making an investment decision, you should carefully consider the information contained in this annual report, particularly the risks described below, as well as in our consolidated financial statements and accompanying notes. Our business activities, cash flow, financial condition and results of operations could be materially and adversely affected by any of these risks. The market price of our common shares may decrease due to any of these risks or other factors, and you may lose all or part of your investment. The risks described below are those that we currently believe may materially affect us.
Risks Related to Our Business and Industries
Unpredictable weather conditions, pest infestations and diseases may have an adverse impact on agricultural production and may reduce the volume and sucrose content of sugarcane that we can cultivate and purchase in a given harvest.
     The occurrence of severe adverse weather conditions, especially droughts, hail, floods or frost are unpredictable and may have a potentially devastating impact on agricultural production and may otherwise adversely affect the supply and price of the agricultural commodities that we sell and use in our business. Adverse weather conditions may be exacerbated by the effects of climate change. The effects of severe adverse weather conditions may reduce yields of our agricultural products. Additionally, higher than average temperatures and rainfall can contribute to an increased presence of insects. Commencing during the middle of 2008 and lasting until the middle of 2009, the areas in which we operate suffered one of the worst droughts of the last 50 to 70 years, which resulted in a reduction of approximately 15% to 40% of our agricultural production per hectare, depending on the affected commodity, compared with our historical averages.
     The occurrence and effects of disease and plagues can be unpredictable and devastating to agricultural products, potentially rendering all or a substantial portion of the affected harvests unsuitable for sale. Our agricultural products are also susceptible to fungus and bacteria that are associated with excessively moist conditions. Even when only a portion of the production is damaged, our results of operations could be adversely affected because all or a substantial portion of the production costs have been incurred. Although some diseases are treatable, the cost of treatment is high, and we cannot assure you that such events in the future will not adversely affect our operating results and financial condition. Furthermore, if we fail to control a given plague or disease and our production is threatened, we may be unable to supply our main customers, which could affect our results of operations and financial condition.
     Our sugar production depends on the volume and sucrose content of the sugarcane that we cultivate or that is supplied to us by growers located in the vicinity of our mills. Both sugarcane yields and sucrose content depend primarily on weather conditions such as rainfall and temperature, which vary. Weather conditions have historically caused volatility in the ethanol and sugar industries. Future weather patterns may reduce the amount of sugarcane that we can harvest or purchase, or the sucrose content in such sugarcane, and, consequently, the amount of sugar we can recover in any given harvest. Any reduction in the volume of sugar recovered could have a material adverse effect on our operating results and financial condition.
     As a result, we cannot assure you that future severe adverse weather conditions or pest infestations will not adversely affect our operating results and financial condition.

Fluctuation in market prices for our products could adversely affect our financial condition and results of operations.
     Prices for agricultural products and by-products, including, among others, sugar, ethanol, grains and coffee, like those of other commodities, have historically been cyclical and sensitive to domestic and international changes in supply and demand and can be expected to fluctuate significantly. In addition, the agricultural products and by-products we produce are traded on commodities and futures exchanges and thus are subject to speculative trading, which may adversely affect us. The prices that we are able to obtain for our agricultural products and by-products depend on many factors beyond our control including:
•	prevailing world commodity prices, which historically have been subject to significant fluctuations over relatively short periods of time, depending on worldwide demand and supply;

•	changes in the agricultural subsidy levels of certain important producers (mainly the U.S. and the European Union (“E.U.”) and the adoption of other government policies affecting industry market conditions and prices;

•	changes to trade barriers of certain important consumer markets (including China, India, the U.S. and the E.U.) and the adoption of other governmental policies affecting industry market conditions and prices;

•	changes in government policies for biofuels;

•	world inventory levels, i.e., the supply of commodities carried over from year to year;

•	climatic conditions and natural disasters in areas where agricultural products are cultivated;

•	the production capacity of our competitors; and

•	demand for and supply of competing commodities and substitutes.
     For example, we reported a loss of $96.8 million for the year ended December 31, 2010 compared to a gain of $57.3 million in the same period in 2009 for our sugarcane business segment in the line item “Initial recognition and Changes in Fair Value of Biological Assets and Agricultural produce.” This loss was generated mainly by a decrease in price estimates used in the discounted cash flow (“DCF”) model to determine the fair value of our sugarcane plantations. In the DCF model, the price of future harvested sugarcane is calculated based on estimates of sugar price derived from the No. 11 futures contract (“NY11”) quoted on the ICE-NY. Sugar price estimates decreased due to lower sugar market prices. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Year ended December 31, 2010 as compared to year ended December 31, 2009.”
     Further, there is a strong relationship between the value of our land holdings and market prices of the commodities we produce, which are affected by global economic conditions. A decline in the prices of grains, coffee, sugar, ethanol, or related by-products below their current levels for a sustained period of time could significantly reduce the value of our land holdings and materially and adversely affect our financial condition and results of operations.
Ethanol prices are correlated to the price of sugar and are becoming closely correlated to the price of oil, so that a decline in the price of sugar will adversely affect both our ethanol and sugar businesses, and a decline in the price of oil may adversely affect our ethanol business.
     A vast majority of ethanol in Brazil is produced at sugarcane mills that produce both ethanol and sugar. Because sugarcane millers are able to alter their product mix in response to the relative prices of ethanol and sugar, this results in the prices of both products being directly correlated, and the correlation between ethanol and sugar may increase over time. In addition, sugar prices in Brazil are determined by prices in the world market, so that there is a strong correlation between Brazilian ethanol prices and world sugar prices.

     Because flex-fuel vehicles, which have become popular in Brazil, allow consumers to choose between gasoline and ethanol at the pump rather than in the showroom, ethanol prices are now becoming increasingly correlated to gasoline prices and, consequently, oil prices. We believe that the correlation among the three products will increase over time. Accordingly, a decline in sugar prices will have an adverse effect on the financial performance of our ethanol and sugar businesses, and a decline in oil prices may have an adverse effect on that of our ethanol business.
The expansion of our business through acquisitions poses risks that may reduce the benefits we anticipate from these transactions.
     As part of our business strategy, we have grown primarily through acquisitions. We plan to continue growing by acquiring other farms and production facilities throughout South America. We believe that the agricultural industry and agricultural activity in Argentina and Brazil are highly fragmented and that our future consolidation opportunities will continue to be significant to our growth. However, our management is unable to predict whether or when any prospective acquisitions or strategic alliances will occur, or the likelihood of a certain transaction being completed on favorable terms and conditions. In addition, we are unable to predict the effect that changes in Argentine or Brazilian legislation regarding foreign ownership of rural properties could have in our business. See “—Risks Related to Argentina—Proposed changes in Argentine law concerning foreign ownership of rural properties may adversely affect our results of operations and future investments in rural properties in Argentina” and “—Risks Related to Brazil— Recent changes in Brazilian rules concerning foreign investment in rural properties may adversely affect our investments.” Our ability to continue to expand our business successfully through acquisitions depends on many factors, including our ability to identify acquisitions or access capital markets at an acceptable cost and negotiate favorable transaction terms. Even if we are able to identify acquisition targets and obtain the necessary financing to make these acquisitions, we could financially overextend ourselves, especially if an acquisition is followed by a period of lower than projected prices for our products.
     Acquisitions also expose us to the risk of successor liability relating to actions involving an acquired company, its management or contingent liabilities incurred before the acquisition. The due diligence we conduct in connection with an acquisition, and any contractual guarantees or indemnities that we receive from the sellers of acquired companies, may not be sufficient to protect us from, or compensate us for, actual liabilities. Any material liability associated with an acquisition could adversely affect our reputation and results of operations and reduce the benefits of the acquisition.
     To support the acquisitions we hope to make, we may need to implement new or upgraded strategies, systems, procedures and controls for our operations and will face risks, including diversion of management time and focus and challenges associated with integrating new managers and employees. Our failure to integrate new businesses successfully could adversely affect our business and financial performance.
Adverse conditions may create delays in or the suspension of the construction of our Ivinhema mill and/or significantly increase the amount of our expected investments.
     As part of our strategy to increase our production and increase our competitiveness through economies of scale, we are in the process of commencing the construction of the Ivinhema mill, which is expected to commence operations in 2013. See “Item 4. Information on the Company—B. Business Overview.” Through March 31, 2011, we have invested $64.1 million in this project through the purchase of industrial equipment and 8,363 hectares of land, and we estimate that we will need to invest an additional $725 million to complete the construction of the Ivinhema mill (of which $230 million were raised through the IPO). See “Item 4. Information on the Company—B. Business Overview.” We cannot assure you that we will be able to borrow the additional funds we will need to complete the project on acceptable terms, or at all.
     The Ivinhema mill project involves various risks, including engineering, construction and regulatory risks, such as obtaining necessary permits and licenses as well as other significant challenges that can suspend the construction of the Ivinhema mill, hinder or delay the project’s scheduled completion date and successful operation or that can result in significant cost increases as well as foreign exchange risks associated with incurring costs in Brazilian Reais. In addition, the Ivinhema mill may not operate at projected capacity or may incur higher operating costs than estimated, and we may not be able to sell the ethanol and sugar produced by the Ivinhema mill at competitive prices. If (1) construction is delayed or suspended, (2) we are required to invest more than the budgeted amount to complete the project, (3) we are unable to borrow the funds needed to complete the project on acceptable terms, or at all, (4) we fail to operate the mill or operate it at a lower capacity than we anticipate or (5) we are unable to sell all of the ethanol and sugar produced by the mill, our results of operations and financial condition will be materially adversely affected.
A significant increase in the price of raw materials we use in our operations, or the shortage of such raw materials, could adversely affect our results of operations.
     Our production process requires various raw materials, including fertilizer, pesticides and seeds, which we acquire from local and international suppliers. We do not have long-term supply contracts for most of these raw materials. A significant increase in the cost of these raw materials, especially fertilizer and agrochemicals, a shortage of raw materials or the unavailability of these raw materials entirely could reduce our profit margin, reduce our production and/or interrupt the production of some of our products, in all cases adversely affecting the results of our operations and our financial condition.
     For example, we rely on fertilizers and agrochemicals, many of which are petro-chemical based. As of March 31, 2011, fertilizers and agrochemicals constituted approximately 25% of our cost of production for the 2009/2010 harvest. Worldwide production of agricultural products has increased significantly in recent years, increasing the demand for agrochemicals and fertilizers. This has resulted, among other things, in increased prices for agrochemicals and fertilizers.
Increased energy prices and frequent interruptions of energy supply could adversely affect our business.
     We require substantial amounts of fuel oil and other resources for our harvest activities and transport of our agricultural products. Purchases of fuel constituted approximately 11.3% of our cost of production as of March 31, 2011. We rely upon third parties for our supply of energy resources used in our operations. The prices for and availability of energy resources may be subject to change or curtailment, respectively, due to, among other things, new laws or regulations, imposition of new taxes or tariffs, interruptions in production by suppliers, imposition of restrictions on energy supply by government, worldwide price levels and market conditions. Over the last few years, the Argentine government has taken certain measures in order to reduce the use of energy during peak months of the year by frequently cutting energy supply to industrial facilities and large consumers to ensure adequate supply for residential buildings. For example, certain of our industrial facilities have been subject to a quota system whereby electricity cuts occur on a work shift basis, resulting in our facilities being shut down during certain work shifts. While some of our facilities utilize different sources of energy, such as firewood and liquefied natural gas, and have attempted to stock their required supplies ahead of higher demand periods, we cannot assure you that we will be able to procure the required energy inputs at acceptable prices. If energy supply is cut for an extended period of time and we are unable to find replacement sources at comparable prices, or at all, our business and results of operations could be adversely affected.
We depend on international trade and economic and other conditions in key export markets for our products.
     Our operating results depend largely on economic conditions and regulatory policies for our products in major export markets. The ability of our products to compete effectively in these export markets may be adversely affected by a number of factors that are beyond our control, including the deterioration of macroeconomic conditions, volatility of exchange rates, the imposition of greater tariffs or other trade barriers or other factors in those markets, such as regulations relating to chemical content of products and safety requirements. Due to the growing participation in the worldwide agricultural commodities markets by commodities produced in South America, South American growers, including us, are increasingly affected by the measures taken by importing countries in order to protect their local producers. Measures such as the limitation on imports adopted in a particular country or region may affect the sector’s export volume significantly and, consequently, our operating results.
     Between April 1 and October 12, 2010, China implemented a ban on the import of soybean oil with exceeding amounts of hexane residue, a chemical used in the extraction of soybean oil from oilseeds. This ban has effectively forced us and other Argentine soybean oil producers who utilize hexane out of the market for Chinese imports, impacting the price we can obtain for our soybean oil production. Similarly, the European Union has a zero tolerance policy with respect to the import of genetically modified organisms, or “GMOs”. See “Some of the agricultural commodities and food products that we produce contain genetically modified organisms.” While the recent drought in Europe has led to the relaxation of these restrictions for certain products, we cannot assure you that we will continue to be able to export any of our products with GMOs to the European Union. If the sale of our products into a particular importing country is adversely affected by trade barriers or by any of the factors mentioned above, the relocation of our products to other consumers on terms equally favorable could be impaired, and our business, financial condition and operating results may be adversely affected.
Our business is seasonal, and our revenues may fluctuate significantly depending on the growing cycle of our crops.
     As with any agricultural business enterprise, our business operations are predominantly seasonal in nature. The harvest of corn, soybean and rice generally occurs from January to May. Wheat is harvested from December to January. Coffee and cotton are harvested from June to August, but require processing which takes approximately two to three months. Our operations and sales are affected by the growing cycle of the crops we process and the timing of our harvest sales. In addition, our sugar and ethanol business is subject to seasonal trends based on the sugarcane growing cycle in the center-south region of Brazil. The annual sugarcane harvesting period in the center-south region of Brazil begins in April and ends in December. This creates fluctuations in our inventory, usually peaking in December to cover sales between crop harvests (i.e., January through April), and a degree of seasonality in our gross profit. Seasonality could have a material adverse effect on our business and financial performance. In addition, our quarterly results may vary as a result of the effects of fluctuations in commodities prices, production yields and costs. Therefore, our results of operations have varied significantly from period to period and are likely to continue to vary, due to seasonal factors.
Our dairy and beef cattle are vulnerable to diseases.
     Diseases among our cattle herds, such as mastitis, tuberculosis, brucellosis and foot-and-mouth disease, can have an adverse effect on the productivity of our dairy cows. Outbreaks of cattle diseases may also result in the closure of certain important markets to our cattle-derived products. Although we abide by national veterinary health guidelines, including laboratory analyses and vaccination, to control diseases among our herds, especially foot-and-mouth disease, we cannot assure you that future outbreaks of cattle diseases will not occur. A future outbreak of diseases among our cattle herds could adversely affect our milk sales and operating results and financial condition.
Our current insurance coverage may not be sufficient to cover our potential losses.
     Our production is, in general, subject to different risks and hazards, including adverse weather conditions, fires, diseases and pest infestations, other natural phenomena, industrial accidents, labor disputes, changes in the legal and regulatory framework applicable to us, environmental contingencies and other natural phenomena. Our insurance currently covers only part of the losses we may incur and does not cover losses on crops due to hail storms, fires or similar risks. Furthermore, although we maintain insurance at levels that are customary in our industry, certain types of risks may not be covered by the policies we have for our industrial facilities. Additionally, we cannot guarantee that the indemnification paid by the insurer due to the occurrence of a casualty covered by our policies will be sufficient to entirely compensate us for the damages suffered. Moreover, we may not be able to maintain or obtain insurance of the type and amount desired at reasonable costs. If we were to incur significant liability for which we were not fully insured, it could have a materially adverse effect on our business, financial condition and results of operations.
We may be exposed to material losses due to volatile prices of agricultural products since we do not fully hedge our agricultural products price risk. We also may not be able to realize gains related to price appreciation for hedged positions.
     Because we do not hedge 100% of the price risk on our agricultural products, we are unable to have minimum price guarantees for all of our production and are, therefore, exposed to significant risks associated with the prices of agricultural products and their volatility. We are subject to fluctuations in prices of agricultural products that could result in our receiving lower prices for our agricultural products than our production costs. Further, as a commodities producer, we naturally have a long position in agricultural products, which increases our risk of loss if prices of agricultural products decrease. If the prices of agricultural products in respect of which we have entered into hedges increase beyond the prices specified in our various hedging agreements, we would lose some or all of the value of any such increase in prices.
     We are also subject to exchange rate risks with respect to hedges we have entered into for our agricultural products because our futures and options positions are valued in U.S. dollars while a portion of our production costs are in the currencies of the countries in which we operate. In addition, if severe weather conditions or any other disaster causes lower production than that which we have already sold in the market, we may suffer material losses in the repurchase of sold contracts.
A reduction in market demand for ethanol or a change in governmental policies reducing the amount of ethanol required to be added to gasoline may adversely affect our business.
     Government authorities of several countries, including Brazil and certain states of the United States, currently require the use of ethanol as an additive to gasoline. Since 1997, the Sugar and Alcohol Interministerial Council of Brazil (Conselho Interministerial do Açúcar e Álcool) has set the required blend of anhydrous ethanol to gasoline (currently 25% ethanol to 75% gasoline by volume).
     Approximately 32% of all fuel ethanol in Brazil is used to fuel automobiles that run on a blend of anhydrous ethanol and gasoline; the remaining 68% of fuel ethanol is used in flex-fuel vehicles powered by hydrous ethanol alone. Five districts in China require the addition of 10% ethanol to gasoline. Japan is discussing requiring the addition of 3% of ethanol to gasoline and increasing the requirement to 20% by 2030, and nine states and four union territories in India require the addition of 5% of ethanol to gasoline. Other countries have similar governmental policies requiring various blends of anhydrous ethanol and gasoline. In addition, flex-fuel vehicles in Brazil are currently taxed at lower levels than gasoline-only vehicles, which has contributed to the increase in production and sale of flex-fuel vehicles. Many of these policies and incentives stem from, and are mostly driven by, climate change concerns and the positive perceptions regarding the use of ethanol as a solution to the climate change problem. If such concerns or perception were to change, the legal framework and incentive structure promoting the use of ethanol may be revised, leading to a reduction in the demand for ethanol. In addition, any reduction in the percentage of ethanol required in fuel blended with gasoline or increase in the levels at which flex-fuel vehicles are taxed in Brazil, or any growth in the demand for natural gas and other fuels as an alternative to ethanol, lower gasoline prices or an increase in gasoline consumption (versus ethanol), may cause demand for ethanol to decline and affect our business.
Growth in the sale and distribution of ethanol depends in part on infrastructure improvements, which may not occur on a timely basis, if at all.
     In contrast to the well-established logistical operations and infrastructure supporting sugar exports, ethanol exports inherently demand much more complex preparation and means of distribution, including outlets from our facilities to ports and shipping to other countries. Substantial infrastructure development by persons and entities outside our control is required for our operations, and the ethanol industry generally, to grow. Areas requiring expansion include, but are not limited to, additional rail capacity, additional storage facilities for ethanol, increases in truck fleets capable of transporting ethanol within localized markets, expansion of refining and blending facilities to handle ethanol, growth in service stations equipped to handle ethanol fuels, and growth in the fleet of flex-fuel vehicles. Specifically, with respect to ethanol exports, improvements in consumer markets abroad are needed in the number and capacity of ethanol blending industrial plants, the distribution channels of gasoline-ethanol blends and the chains of distribution stations capable of handling fuel ethanol as an additive to gasoline. Substantial investments required for these infrastructure changes and expansions may not be made or they may not be made on a timely basis. Any delay or failure in making the changes in or expansion of infrastructure may hurt the demand for or prices of our products, prevent our products’ delivery, impose additional costs on us or otherwise have a serious adverse effect on our business, operating results or financial status. Our business relies on the continuing availability of infrastructure, and any infrastructure disruptions may have a material adverse effect on our business, financial condition and operating results.
We may be harmed by competition from alternative fuels, products and production methods.
     Ethanol competes in the biofuel market with other, established fuels such as biodiesel, as well as fuels that are still in the development phase, including methanol and butanol from biomass. Alternative fuels could become more successful than ethanol in the biofuels market over the medium or long term due, for example, to lower production costs, greater environmental benefits or other more favorable product characteristics. In addition, alternative fuels may also benefit from tax incentives or other favorable governmental treatment, from which they may benefit at the expense of ethanol. Furthermore, our success depends on early identification of new developments relating to products and production methods and continuous expansion and preservation of our existing expertise in order to ensure that our product range keeps pace with technological change. Competitors may gain an advantage over us by, for example, developing or using new products and production methods, introducing new products to the market sooner than we do, or securing exclusive rights to new technologies, thereby significantly harming our competitive position.
A substantial portion of our assets is farmland that is highly illiquid.
     We have been successful in partially rotating and monetizing a portion of our investments in farmland. During the last eight years, we have executed transactions for the purchase and disposition of land for over $460 million. Owning of a significant portion of the land we operate is a key part of our business model. However, agricultural real estate is generally an illiquid asset. Moreover, the adoption of laws and regulations that impose limitations on ownership of rural land by foreigners in the jurisdictions in which we operate may also limit the liquidity of our farmland holdings. See “—Risks Related to Argentina—Proposed changes in Argentine law concerning foreign ownership of rural properties may adversely affect our results of operations and future investments in rural properties in Argentina” and “—Risks Related to Brazil— Recent changes in Brazilian rules concerning foreign investment in rural properties may adversely affect our investments.” As a result, it is unlikely that we will be able to adjust our owned agricultural real estate portfolio promptly in response to changes in economic, business or regulatory conditions. Illiquidity in local market conditions may adversely affect our ability to complete dispositions, to receive proceeds generated from any such sales or to repatriate any such proceeds.
We lease or have agriculture partnerships relating to a significant portion of our sugarcane plantations.
     As for March 31, 2011, approximately 82% of our area of sugarcane plantations were leased or were subject to agriculture partnership agreements, for periods of an average of six to twelve years. We cannot guarantee that these leases or agriculture partnerships will be renewed after their respective terms. Even if we are able to renew these agreements, we cannot guarantee that such renewals will be on terms and conditions satisfactory to us. Any failure to renew the leases or agriculture partnerships or obtain land suitable for sugarcane planting in sufficient quantity and at reasonable prices to develop our activities could adversely affect our results of operations, increase our costs or force us to seek alternative properties, which may not be available or be available only at higher prices.

We may be subject to labor disputes from time to time that may adversely affect us.
     Our employees are represented by unions or equivalent bodies and are covered by collective bargaining or similar agreements which are subject to periodic renegotiation. We may not successfully conclude our labor negotiations on satisfactory terms, which may result in a significant increase in the cost of labor or may result in work stoppages or labor disturbances that disrupt our operations. For example, a short-lived strike at UMA in 2009 resulted in a plant stoppage which, when coupled with the adverse weather conditions during the harvest season, resulted in a reduction of 16,000 tons of sugarcane that otherwise would have been milled during the 2009 fiscal year, with an estimated impact of approximately $100,000 to our operating results. Cost increases, work stoppages or disturbances that result in substantial amounts of raw product not being processed could have a material and adverse effect on our business, results of operations and financial condition.
We are subject to extensive environmental regulation, and concerns regarding climate change may subject us to even stricter environmental regulations.
     Our activities are subject to a broad set of laws and regulations relating to the protection of the environment. Such laws include compulsory maintenance of certain preserved areas within our properties, management of pesticides and associated hazardous waste and the acquisition of permits for water use and effluents disposal. In addition, the storage and processing of our products may create hazardous conditions. We could be exposed to criminal and administrative penalties in addition to the obligation to remedy the adverse affects of our operations on the environment and to indemnify third parties for damages. Environmental laws and their enforcement are becoming more stringent in Argentina and Brazil increasing the risk of and penalties associated with violations, which could impair or suspend our operations or projects (e.g., the Ivinhema mill licensing), and our operations expose us to potentially adverse environmental legislation and regulation. Failure to comply with past, present or future laws could result in the imposition of fines, third party claims, and investigation by the environmental authorities and competent public attorney office. For example, the perceived effects of climate change may result in additional legal and regulatory requirements to reduce or mitigate the effects of our industrial facilities’ emissions. Such requirements, if enacted, could increase our capital expenditures and expenses for environmental compliance in the future, which may have a material and adverse effect on our business, results of operations and financial condition. Moreover, the denial of any permit that we have requested, or the revocation of any of the permits that we have already obtained, may have an adverse effect on our results of operations.
Some of the agricultural commodities and food products that we produce contain genetically modified organisms.
     Our soybean, corn and cotton products contain GMOs in varying proportions depending on the year and the country of production. The use of GMOs in food has been met with varying degrees of acceptance in the markets in which we operate. The United States, Argentina and Brazil, for example, have approved the use of GMOs in food products, and GMO and non-GMO grain in those countries is produced and frequently commingled during the grain origination process. Elsewhere, adverse publicity about genetically modified food has led to governmental regulation limiting sales of GMO products in some of the markets in which our customers sell our products, including the European Union. It is possible that new restrictions on GMO products will be imposed in major markets for some of our products or that our customers will decide to purchase fewer GMO products or not buy GMO products at all, which could have a material adverse effect on our business, results of operations, financial condition or prospects.
If our products become contaminated, we may be subject to product liability claims, product recalls and restrictions on exports that would adversely affect our business.
     The sale of food products for human consumption involves the risk of injury to consumers. These injuries may result from tampering by third parties, bioterrorism, product contamination or spoilage, including the presence of bacteria, pathogens, foreign objects, substances, chemicals, other agents, or residues introduced during the growing, storage, handling or transportation phases.

     We cannot be sure that consumption of our products will not cause a health-related illness in the future or that we will not be subject to claims or lawsuits relating to such matters. Even if a product liability claim is unsuccessful or is not fully pursued, the negative publicity surrounding any assertion that our products caused illness or injury could adversely affect our reputation with existing and potential customers and our corporate and brand image, and we could also incur significant legal expenses. Moreover, claims or liabilities of this nature might not be covered by any rights of indemnity or contribution that we may have against others, which could have a material adverse effect on our business, results of operations or financial condition.
Our principal shareholders have the ability to direct our business and affairs, and their interests could conflict with yours.
     As of March 31, 2011, our principal shareholders are the beneficial owners of approximately 71.89% of our common shares. As a result of this significant influence over us, our principal shareholders may be able to elect a majority of the members of our board of directors, direct our management and determine the result of substantially all resolutions that require shareholders’ approval, including fundamental corporate transactions and the payment of dividends by us. The interests of our principal shareholders may differ from, and could conflict with, those of our other shareholders.
Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.
     We intend to evaluate our internal controls over financial reporting in order to allow management to report on, and our independent registered public accounting firm to attest to, our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002, as amended, and rules and regulations of the United States Securities and Exchange Commission (the “SEC”) thereunder, which we refer to as “Section 404.” The process of documenting and testing our internal control procedures in order to satisfy the requirements of Section 404 requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent registered public accounting firm addressing these assessments. During the course of our testing, we may identify deficiencies of which we are not currently aware.
     In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404. We are not currently required to furnish a report on our internal control over financial reporting or include an attestation report of our auditors on our assessment of internal controls over financial reporting pursuant to the SEC’s rules under Section 404. We expect that these rules will apply to us when we file our annual report on Form 20-F for our fiscal year ending in December 31, 2012, which we will be required to file by April 30, 2013. We cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent registered public accounting firm may not be able to certify as to the effectiveness of our internal controls over financial reporting and we may be subject to sanctions, stock exchange delisting or investigation by regulatory authorities, such as the SEC. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. This could harm our reputation and cause us to lose existing customers or fail to gain new customers and otherwise negatively affect our financial condition, results of operations and cash flows. In addition, we may be required to incur costs in improving our internal control system and the hiring of additional personnel.

The historical financial information in this annual report may not accurately predict our costs of operations in the future.
     The historical financial information in this annual report does not reflect the added costs we incurred as a public company. For more information regarding historical financial information prior to the Reorganization, see “—A. Selected Financial Data,” “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements in this annual report.
IFRS accounting standards require us to make numerous estimates in the compilation and preparation of our financial results and limit the comparability of our financial statements to similar issuers using U.S. GAAP.
     IFRS accounting standards for agricultural companies require that we make assumptions and estimates relating to, among other things, future agricultural commodity yields, prices, and production costs extrapolated through a discounted cash flow method. For example, the value of our biological assets with a production cycle lasting more than one year (i.e., sugarcane, coffee and cattle) generated initial recognition and changes in fair value of biological assets amounting to 78.8 million loss for the year ended December 31, 2010 (2009: $52.9 million gain; 2008: $25.1 million gain). For 2010, an amount of $60.1 million loss (2009: $29.8 million gain; 2008: $29.6 million) was solely attributable to price changes (see Note 9 to our consolidated financial statements). In addition, the impact of price estimates on our results is evidenced most recently in our sugarcane business due to changes in the market price of sugar. For example, we reported a loss of $96.8 million in the twelve-month period ended December 31, 2010 compared to a gain of $57.3 million in the same period in 2009 for our sugarcane business segment in the line item “Initial recognition and Changes in Long Term Biological Assets – unrealized” due principally to the decrease in the market price of sugar. These assumptions and estimates, and any changes to such prior estimates, directly affect our reported results of operations. If actual market conditions differ from our estimates and assumptions, there could be material adjustments to our results of operations. In addition, the use of such discounted cash flow method utilizing these future estimated metrics differs from generally accepted accounting principles in the United States (“U.S. GAAP”). As a result, our financial statements and reported earnings are not directly comparable to those of similar companies in the United States.
Certain of our subsidiaries have substantial indebtedness which could impair their financial condition and decrease the amount of dividends we receive.
     Certain of our subsidiaries in Argentina and Brazil have a substantial amount of debt, which requires significant principal and interest payments. As of March 31, 2011, we had $403.9 million of debt outstanding on a consolidated basis, all of which was incurred by our subsidiaries and not guaranteed by Adecoagro. Such indebtedness could affect our subsidiaries’ future operations, for example, by requiring a substantial portion of their cash flow from operations to be dedicated to the payment of principal and interest on indebtedness instead of funding working capital and other business purposes, making it more difficult for them to satisfy all of their debt obligations, increasing their cost of borrowing to satisfy business needs and limiting their ability to obtain additional financing.
     The substantial level of indebtedness borne by certain of our subsidiaries also affects the amount of cash available to them to pay as dividends, increasing our vulnerability to economic downturns or other adverse developments relative to competitors with less leverage; and limiting our ability to obtain additional financing on their behalf for working capital, capital expenditures, acquisitions or other corporate purposes in the future.
The terms of the indebtedness of, and past breaches of financial ratio covenants by, certain of our subsidiaries impose significant restrictions on their operating and financial flexibility.
     The debt instruments of certain of our subsidiaries contain customary covenants including limitations on their ability to, among other things, incur or guarantee additional indebtedness; make restricted payments, including dividends and prepaying indebtedness; create or permit certain liens; enter into business combinations and asset sale transactions; make investments, including capital expenditures; and enter into new businesses. Certain of these debt instruments are also secured by various collateral including mortgages on certain farms, pledges of subsidiary stock and liens on certain facilities, equipment and accounts. Certain of these debt instruments also contain cross-default provisions, where a default on one loan by one subsidiary could result in lenders of otherwise performing loans declaring a default on the otherwise performing loans. For more information regarding the covenants, collateral, and cross-default provisions of our subsidiaries’ indebtedness, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness and Financial Instruments.” These restrictions could limit our subsidiaries’ ability to obtain future financing, withstand a future downturn in business or the economy in general, conduct operations or otherwise take advantage of business opportunities that may arise. Moreover, by reducing the level of dividends we may receive, such indebtedness places limits on our ability to make acquisitions or needed capital expenditures or to pay dividends to our shareholders.
     The terms of certain of our subsidiaries’ debt instruments contain financial ratio covenants, limitations on their levels of debt and capital expenditures and requirements on maintaining various levels of EBITDA. During 2008, 2009 and 2010, certain of our operating subsidiaries in Argentina and Brazil breached certain financial ratio covenants under their debt instruments, and subsequently entered with the lenders into amendments to redefine the terms of such financial ratio covenants. The financial ratio covenants we are currently required to meet, some of which are measured on a combined basis aggregating results of the borrowing subsidiaries and others which are measured on an individual debtor basis, include, among others, debt service coverage, minimum liquidity and leverage ratios. For detailed information regarding the financial ratio covenants, limitations on levels of debt and capital expenditures and requirements on EBITDA, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness and Financial Instruments.”
     The failure by our subsidiaries to maintain applicable financial ratios, in certain circumstances, would prevent them from borrowing additional amounts and could result in a default under such indebtedness. If we or our subsidiaries are unable to repay those amounts, the affected lenders could initiate bankruptcy-related proceedings or enforce their rights to the collateral securing such indebtedness, which would have a material and adverse effect on our business, results of operations and financial condition. For detailed information regarding the terms of our subsidiaries’ indebtedness, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness and Financial Instruments.”
Fluctuations in interest rates could have a significant impact on our results of operations, indebtedness and cash flow.
          As of March 31, 2011, approximately 58% of our total debt was subject to variable interest rates and 42% was subject to fixed interest rates. As of March 31, 2011, the variable-rate interest bearing indebtedness of our Argentine subsidiaries had a rate of LIBOR plus 5%, and the variable-rate interest bearing indebtedness of our Brazilian subsidiaries had a rate of LIBOR or other country-specific rates such as the Taxa de Juros de Longo Prazo (TJLP) or Certificado de Depósito Interbancario (CDI) plus spreads ranging between 2.65% and 8.65% per annum. Significant interest rate increases can have an adverse effect on our profitability, liquidity and financial position. Currently, our variable interest rate exposure is mainly linked to the LIBOR rate plus specified spreads. If interest rates increase, whether because of an increase in market interest rates or an increase in our own cost of borrowing, our debt service obligations for our variable rate indebtedness would increase even though the amount of borrowings remained the same, and our net income could be adversely affected. See also “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”
     We occasionally use interest rate swaps and forward interest rate contracts to reduce interest rate volatility and funding costs associated with certain debt issues and to achieve a desired proportion of variable-versus fixed-rate debt, based on current and projected market conditions. We have not applied hedge accounting to these transactions and may not do so in the future. Therefore, changes in the fair value of these derivative instruments can result in a non-cash charge or gain being recognized in our financial results for a period preceding the period or periods in which settlement occurs under the derivative instruments and interest payments are made. Changes or shifts in interest rates can significantly impact the valuation of our derivatives and therefore could expose us to substantial mark-to-market losses or gains if interest rates fluctuate materially from the time when the derivatives were entered into. Accordingly, fluctuations in interest rates may impact our financial position, results of operations, and cash flows. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”
We may not be able to renew our credit lines when they mature, depriving us of needed liquidity.
     Certain of our subsidiaries rely substantially on existing credit lines to support their operations and business needs through the agricultural harvest cycle. If we are unable to renew these credit lines when they expire, or if we cannot replace such credit lines with other borrowing facilities, our financial condition and results of operations may be adversely affected.
There is a risk that we could be treated as a U.S. domestic corporation for U.S. federal income tax purposes, which could materially increase our U.S. federal income tax liability and subject any dividends we pay to U.S. federal withholding tax.
     We acquired approximately 98% of IFH, a holding company which is a partnership for U.S. federal income tax purposes organized under the laws of Delaware, immediately prior to our IPO, in exchange for our stock. Under U.S. Internal Revenue Code section 7874(b), we would be treated as a U.S. domestic corporation if we were deemed to have acquired substantially all of the assets constituting the trade or business of a U.S. domestic partnership and former members of IFH were deemed to own at least 80% of our stock by reason of the transfer of those trade or business assets (ignoring stock issued in our IPO for purposes of the 80% threshold). Although we and our subsidiaries conduct no direct business activity in the United States and we believe that, and we obtained an opinion from our U.S. tax counsel in connection with the IPO to the effect that, our acquisition of IFH should not be subject to the rules above, those rules are unclear in certain respects and there is limited guidance on the application of the rules to partnership acquisitions. Accordingly, we cannot assure you that the U.S. Internal Revenue Service (“IRS”) will not seek to assert that we are a U.S. domestic corporation, which assertion if successful could materially increase our U.S. federal income tax liability and require us to withhold tax from any dividends we pay. See “Item 10. Additional Information—E. Taxation.”
Risks Associated with the Countries in which We Operate
We operate our business in emerging markets. Our results of operations and financial condition are dependent upon economic conditions in those countries in which we operate, and any decline in economic conditions could harm our results of operations or financial condition.
     All of our operations and/or development activities are in South America. As of March 31, 2011, based on the net book value of our combined investment property and property, plant and equipment, approximately 33% of our assets were located in Argentina, 66% in Brazil and 1% in Uruguay. During the year ended 2010, 77% of our combined sales of manufactured products and services rendered and sales of agricultural produce and biological assets were attributable to our Argentine operations, 22% were attributable to our Brazilian operations and 1% were attributable to our Uruguayan operations. We sell our products and produce and offer services to a large base of customers across the countries in which we operate. On a consolidated basis, the customers for our crops business are primarily located in Argentina, where more than 60% of our crop sales are concentrated in six crop exporters. Our customers for our cattle business are dispersed throughout Argentina and the customer for our dairy business is usually our joint venture company La Lácteo S.A. Our customers for our ethanol and sugar businesses are mainly concentrated in a few customers located in Brazil. We expect that in the future we will have additional operations in the South American countries in which we now operate or in other countries with similar political, economic and social conditions. Many of these countries have a history of economic instability or crises (such as inflation or recession), government deadlock, political instability, civil strife, changes in laws and regulations, expropriation or nationalization of property, and exchange controls which could adversely affect our business, financial condition and results of operations.
     In particular, fluctuations in the economies of Argentina and Brazil and actions adopted by the governments of those countries have had and may continue to have a significant impact on companies operating in those countries, including us. Specifically, we have been affected and may continue to be affected by inflation, increased interest rates, fluctuations in the value of the Argentine Peso and Brazilian Real against foreign currencies, price and foreign exchange controls, regulatory policies, business and tax regulations and in general by the political, social and economic scenarios in Argentina and Brazil and in other countries that may affect Argentina and Brazil.
The economies of the countries in which we operate may be adversely affected by the deterioration of other global markets.
     Financial and securities markets in the countries in which we operate are influenced, to different degrees, by the economic and market conditions in other countries, including other South American and emerging market countries and other global markets. Although economic conditions in these countries may differ significantly from economic conditions in the countries in which we operate, investors’ reactions to developments in these other countries, such as the recent developments in the global financial markets, may substantially affect the capital flows into, and the market value of securities of issuers with operations in, the countries in which we operate. A crisis in other emerging market countries could dampen investor enthusiasm for securities of issuers with South American operations, including our common shares. This could adversely affect the market price for our common shares, as well as make it difficult for us to access capital markets and obtain financing for our operations in the future, on acceptable terms or under any conditions.
     A significant deterioration in the economic growth of any of the main trading partners of Brazil or Argentina could have a material impact on the trade balance of those countries and could adversely affect their economic growth.
     In 2008, the global financial crisis had an adverse impact on global economic conditions. Even though by 2010 the world economies showed certain signs of recovery, it is yet uncertain how the current financial crisis will impact the countries in which we operate, which could include a reduction in exports, a decline in tax revenues and a reduced ability to access international capital markets.
Governments have a high degree of influence in the economies in which we operate, which could adversely affect our results of operations or financial condition.
     Governments in many of the markets in which we currently or may in the future operate frequently intervene in their respective economies and occasionally make significant changes in monetary, credit, industry and other policies and regulations. Government actions to control inflation and other policies and regulations have often involved, among other measures, price controls, currency devaluations, capital controls and limits on imports. We have no control over, and cannot predict, what measures or policies governments may take in the future. The results of operations and financial condition of our businesses may be adversely affected by changes in governmental policy or regulations in the jurisdictions in which they operate that impact factors such as:
•	labor laws;

•	economic growth;

•	currency fluctuations;

•	inflation;

•	exchange and capital control policies;

•	interest rates;

•	liquidity of domestic capital and lending markets;

•	monetary policy;

•	liquidity and solvency of the financial system;

•	limitations on ownership of rural land by foreigners;

•	developments in trade negotiations through the World Trade Organization or other international organizations;

•	environmental regulations;

•	tax laws, including royalties and the effect of tax laws on distributions from our subsidiaries;

•	restrictions on repatriation of investments and on the transfer of funds abroad;

•	expropriation or nationalization;

•	import/export restrictions or other laws and policies affecting foreign trade and investment;

•	price fixing regulations;

•	restrictions on land use or agricultural commodity production; and

•	other political, social and economic developments, including political, social or economic instability, in or affecting the country where each business is based.
     Uncertainty over whether governments will implement changes in policy or regulation affecting these or other factors in the future may contribute to economic uncertainty and heightened volatility in the securities markets, which may have a material and adverse effect on our business, results of operations and financial condition.
Currency exchange rate fluctuations relative to the U.S. dollar in the countries in which we operate our businesses may adversely impact our results of operations and financial condition.
     We operate exclusively outside the United States, and our businesses may be impacted by significant fluctuations in foreign currency exchange rates. Our exposure to currency exchange rate fluctuations results from the translation exposure associated with the preparation of our consolidated financial statements, the transaction exposure associated with generating revenues and incurring expenses in different currencies and the devaluation of local currency revenues impairing the value of investments in U.S. dollars. While the consolidated financial statements presented herein are, and our future consolidated financial statements will be, presented in U.S. dollars, the financial statements of our subsidiaries are prepared using the local currency as the functional currency and translated into U.S. dollars by applying: (i) a period-end exchange rate for assets and liabilities; and (ii) an average exchange rate for the period for income and expenses. Resulting exchange differences arising from the translation to our presentation currency are recognized as a separate component of equity. Currencies in Argentina and Brazil have fluctuated significantly against the U.S. dollar in the past. Accordingly, fluctuations in exchange rates relative to the U.S. dollar could impair the comparability of our results from period to period and have a material adverse effect on our results of operations and financial condition.
     After reaching a high of Ps.3.87 per $1 in June 2002, the exchange rate of the Argentine Peso to the dollar has remained relatively stable. However, the increasing level of inflation is generating pressure for further depreciation of the Peso. The Peso depreciated 2.27% against the U.S. dollar in 2007, 9.49% in 2008, 10.40% in 2009, 4.72% in 2010 and 1% as of March 2011. It is impossible to predict future fluctuations in the exchange rate of the Argentine Peso or whether the Argentine government will change its currency policy.
     The Brazilian currency has historically suffered frequent fluctuations. As a consequence of inflationary pressures, in the past, the Brazilian government has implemented various economic plans and adopted a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. Currently, the value of the Real against foreign currencies is determined under a free-floating exchange rate regime. Periodically, there are significant fluctuations in the value of the Real against the U.S. dollar. The Real appreciated 16.9% against the U.S. dollar in 2007, depreciated 31.6% in 2008, appreciated 25.4% in 2009 and appreciated 4.4% in 2010. Against the euro, the Real appreciated 7.5% in 2007, depreciated 24.1% in 2008, appreciated 22.6% in 2009 and appreciated 11.14% in 2010. On March 31, 2011, the Real/U.S. dollar exchange rate was R$1.6287 per U.S. dollar, and the Real/euro exchange rate was R$2.3129 per euro, as reported by the Central Bank of Brazil. We cannot predict whether the Brazilian Central Bank will continue to let the Real float freely. Accordingly, it is not possible to predict what impact the Brazilian government’s exchange rate policies may have on us. We cannot assure you that the Brazilian government will not in the future impose a band within which the Real/U.S. dollar exchange rate could fluctuate or set a fixed exchange rate, nor can we predict what impact such an event might have on our financial condition or results of operations.
     Future fluctuations in the value of the local currencies relative to the U.S. dollar in the countries in which we operate may occur, and if such fluctuations were to occur in one or a combination of the countries in which we operate, our results of operations or financial condition could be adversely affected.
Inflation in some of the countries in which we operate, along with governmental measures to combat inflation, may have a significant negative effect on the economies of those countries and, as a result, on our financial condition and results of operations.
     In the past, high levels of inflation have adversely affected the economies and financial markets of some of the countries in which we operate, particularly Argentina and Brazil, and the ability of their governments to create conditions that stimulate or maintain economic growth. Moreover, governmental measures to curb inflation and speculation about possible future governmental measures have contributed to the negative economic impact of inflation and have created general economic uncertainty. A portion of our operating costs in Argentina are denominated in Argentine Pesos and most of our operating costs in Brazil are denominated in Brazilian Reais. Inflation in Argentina or Brazil, without a corresponding Peso or Real devaluation could result in an increase in our operating costs without a commensurate increase in our revenues, which could adversely affect our financial condition and our ability to pay our foreign denominated obligations.
     After several years of price stability in Argentina, the devaluation of the Peso in January 2002 imposed pressures on the domestic price system that generated high inflation throughout 2002. In 2003, inflation decreased significantly and stabilized. However, since 2004, encouraged by the pace of economic growth, according to the Argentine Statistics and Census Agency (Instituto Nacional de Estadísticas y Censos, or “INDEC”), the consumer price index increased by 6.1% in 2004, 12.3% in 2005, 9.8% in 2006, 8.5% in 2007, 7.2% in 2008, 7.7% in 2009 and 10.9% in 2010; while the wholesale price index went up 7.9% in 2004, 10.6% in 2005, 7.2% in 2006, 14.6% in 2007, 8.8% in 2008, 10.3% in 2009 and 14.6% in 2010. The accuracy of the measurements of the INDEC is in doubt, and the actual consumer price index and wholesale price index could be substantially higher than those indicated by the INDEC. For example, according to a research center of the University of Buenos Aires, School of Economics, the consumer price index increased by 10.7% (rather than 9.8%) in 2006, 25.7% (rather than 8.5%) in 2007, 23.0% (rather than 7.2%) in 2008, 15.0% (rather than 7.7%) in 2009 and 23.4% from January through November 2010 (last available information). See “—Risks Related to Argentina—There are concerns about the accuracy of the INDEC’s measurements.”
     Brazil has historically experienced high rates of inflation. Inflation, as well as government efforts to curb inflation, had significant negative effects on the Brazilian economy, particularly prior to 1995. Inflation rates were 7.7% in 2007 and 9.8% in 2008, compared to deflation of 1.7% in 2009 and inflation of 11.32% in 2010, as measured by the General Market Price Index (Indice Geral de Preços — Mercado), compiled by the Getúlio Vargas Foundation (Fundação Getúlio Vargas). A significant proportion of our cash costs and our operating expenses are denominated in Brazilian Reais and tend to increase with Brazilian inflation. The Brazilian government’s measures to control inflation have in the past included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and reducing economic growth. As a result, interest rates have fluctuated significantly. The Special System for Settlement and Custody (Sistema Especial de Liquidação e Custódia, or “SELIC”) interest rate in Brazil at year-end was 13.25% in 2006, 11.25% in 2007, 13.75% in 2008, 8.75% in 2009 and 10.75% in 2010, as determined by the Comitê de Política Monetária, or COPOM. If inflation in Brazil increases, the Brazilian government may choose to increase the SELIC interest rate.
     Argentina and/or Brazil may experience high levels of inflation in the future, which may impact domestic demand for our products. Inflationary pressures may also weaken investor confidence in Argentina and/or Brazil, curtail our ability to access foreign financial markets and lead to further government intervention in the economy, including interest rate increases, restrictions on tariff adjustments to offset inflation, intervention in foreign exchange markets and actions to adjust or fix currency values, which may trigger or exacerbate increases in inflation, and consequently have an adverse impact on us. In an inflationary environment, the value of uncollected accounts receivable, as well as of unpaid accounts payable, declines rapidly. If the countries in which we operate experience high levels of inflation in the future and price controls are imposed, we may not be able to adjust the rates we charge our customers to fully offset the impact of inflation on our cost structures, which could adversely affect our results of operations or financial condition.
     Depreciations of the Peso or the Real relative to the U.S. dollar or the euro may also create additional inflationary pressures in Argentina or Brazil that may negatively affect us. Depreciations generally curtail access to foreign financial markets and may prompt government intervention, including recessionary governmental policies. Depreciations also reduce the U.S. dollar or euro value of dividends and other distributions on our shares and the U.S. dollar or euro equivalent of the market price of our shares. Any of the foregoing might adversely affect our business, operating results, and cash flow, as well as the market price of our common shares.
     Conversely, in the short term, a significant increase in the value of the Peso or the Real against the U.S. dollar would adversely affect the respective Argentine and/or Brazilian government’s income from exports. This could have a negative effect on gross domestic product (“GDP”) growth and employment and could also reduce the public sector’s revenues in those countries by reducing tax collection in real terms, as a portion of public sector revenues are derived from the collection of export taxes.
Disruption of transportation and logistics services or insufficient investment in public infrastructure could adversely affect our operating results.
     One of the principal disadvantages of the agricultural sector in the countries in which we operate is that key growing regions lie far from major ports. As a result, efficient access to transportation infrastructure and ports is critical to the growth of agriculture as a whole in the countries in which we operate and of our operations in particular. Improvements in transportation infrastructure are likely to be required to make more agricultural production accessible to export terminals at competitive prices. A substantial portion of agricultural production in the countries in which we operate is currently transported by truck, a means of transportation significantly more expensive than the rail transportation available to U.S. and other international producers. Our dependence on truck transportation may affect our position as a low-cost producer so that our ability to compete in the world markets may be impaired.
     Even though road and rail improvement projects have been considered for some areas of Brazil, and in some cases implemented, substantial investments are required for road and rail improvement projects, which may not be completed on a timely basis, if at all. Any delay or failure in developing infrastructure systems could reduce the demand for our products, impede our products’ delivery or impose additional costs on us. We currently outsource the transportation and logistics services necessary to operate our business. Any disruption in these services could result in supply problems at our farms and processing facilities and impair our ability to deliver our products to our customers in a timely manner.

Risks Related to Argentina
Argentine economic and political conditions and perceptions of these conditions in the international market may have a direct impact on our business and our access to international capital and debt markets, and could adversely affect our results of operations and financial condition.
     A significant portion of our operations, properties and customers are located in Argentina. The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high and variable levels of inflation and currency devaluation. Between 2001 and 2003 Argentina experienced a period of severe political, economic and social crisis. In 2002, the enactment of Law No. 25,561 (the “Public Emergency Law”) ended more than a decade of uninterrupted Peso/dollar parity, and the value of the Peso against the U.S. dollar has fluctuated significantly since then.
     Although general economic conditions in Argentina have recovered significantly during the past years, there is uncertainty as to whether this growth is sustainable. This is mainly because the economic growth was initially dependent on a significant devaluation of the Argentine Peso, a high excess production capacity resulting from a long period of deep recession and high commodity prices. The global economic crisis of 2008 has led to a sudden economic decline, accompanied by political and social unrest, inflationary and Peso depreciation pressures and lack of consumer and investor confidence. According to the INDEC, Argentina’s GDP, in real terms, grew by 8.7% in 2007, 6.8% in 2008, 0.9% in 2009 and 9.2% in 2010. See “—There are concerns about the accuracy of the INDEC’s measurements” and “—Risks Associated with the Countries in which We Operate—Inflation in some of the countries in which we operate, along with governmental measures to combat inflation, may have a significant negative effect on the economies of those countries and, as a result, on our financial condition and results of operations” in this section. We cannot assure you that GDP will increase or remain stable in the future. The economic crisis in Europe, beginning with the financial crisis in Greece, Spain, Italy and Portugal, the international demand for Argentine products, the stability and competitiveness of the Peso against foreign currencies, confidence among consumers and foreign and domestic investors, a stable and relatively low rate of inflation and the future political uncertainties, among other factors, may affect the development of the Argentine economy.
     Additionally, Argentine presidential elections will take place in October 2011. In Argentina, the president has significant power to determine public policies and introduce measures affecting the Argentine economy and companies such as ours. The new government, whether or not controlled by the current president’s political party, may seek to implement changes to existing public policies. For example, the current or future government may face pressure to increase taxes (including export taxes), due to increasing inflation and public debt. This could have a material adverse impact on our Argentine subsidiaries’ operations.
The economy of Argentina may be affected by its government’s limited access to financing from international markets.
     Argentina has very limited access to foreign financing. As of December 31, 2010, Argentina’s total public debt amounted to $144.5 billion. In 2002, Argentina defaulted on over $81.8 billion in external debt to bondholders. In addition, since 2002, Argentina suspended payments on over $15.7 billion in debt to multilateral financial institutions (e.g. International Monetary Fund and the Paris Club) and other financial institutions. In 2006, Argentina cancelled all its outstanding debt with the International Monetary Fund totaling approximately $9.5 billion, and through various exchange offers made to bondholders between 2004 and 2010, restructured over approximately $74.2 billion of the defaulted debt. As of December 31, 2010, the Argentine government was still in default with respect of over $6.8 billion of debt to bondholders. As of such date, Argentina’s total public debt amounts to $164.3 billion (excluding the debt in default to bondholders).

     In 2010, the Argentine government applied US$6.4 billion of the Argentine Central Bank’s reserves to the payment of public debt. Due to the lack of access to the international capital markets, the Argentine government may continue to use the Argentine Central Bank’s foreign-currency reserves for the payment of Argentina’s current debt. The reduction of the Argentine Central Bank’s reserves may weaken Argentina’s ability to overcome economic deterioration in the future. Without access to international private financing, Argentina may not be able to finance its obligations, and financing from multilateral financial institutions may be limited or not available. This could also inhibit the ability of the Argentine Central Bank to adopt measures to curb inflation and could adversely affect Argentina’s economic growth and public finances, which could, in turn, adversely affect our operations in Argentina, our financial condition or the results of our operations.
Proposed changes in Argentine law concerning foreign ownership of rural properties may adversely affect our results of operations and future investments in rural properties in Argentina.
     On April 27, 2011, the President of Argentina submitted a proposal for new legislation that seeks to establish restrictions on foreign ownership and acquisition of rural land in Argentina. According to its terms, foreign entities are defined to include (1) legal entities incorporated in Argentina or abroad, whose capital is owned more than 51% by foreign natural or legal entities; (2) legal entities, whether Argentine or foreign, with 25% foreign holders, or who are controlled by foreign holders; (3) companies that have issued bonds or debentures allowing foreign holders to increase their shareholding at a percentage greater than 25%; and (4) any legal entity, including partnerships and joint ventures, regulated by the Argentine companies law (Ley de Sociedades), or that may be regulated by such law in the future, whenever foreign natural or legal persons participate in them at a proportion greater than that authorized by the proposed legislation. The proposed legislation seeks to limit total ownership of rural land in Argentina by foreign persons or entities to no more than 20%, with all foreign persons or entities of the same nationality owning not more than 30% of such total. In addition, each foreign holder is limited to a maximum ownership of 1,000 hectares of rural land. The legislation would not affect current landholdings by foreigners or vested property rights.
     The proposed legislation remains subject to the approval of a majority in the Argentine Congress, as well as constitutional and other legal challenges. If approved, the new legislation may limit and restrict the investments of foreign entities in rural land in Argentina and therefore impair our ability to continue acquiring farmland in Argentina. The enactment of the proposed legislation could adversely affect our financial condition and results of our operations.
The lack of financing for Argentine companies may have an adverse effect on the results of our operations in Argentina and on the market price of our common shares.
     The prospects for Argentine companies accessing financial markets are limited in terms of the amount of the financing available and the conditions and costs of such financing. The default on the Argentine sovereign debt and the global economic crisis have significantly limited the ability of Argentine companies to access international financial markets.
     In addition, in November 2008, the Argentine congress passed a law eliminating the private pension fund system and transferring all retirement and pension funds held by the pension fund administrators (Administradoras de Fondos de Jubilaciones y Pensiones, or “AFJPs”) to the National Social Security Administrative Office (Administración Nacional de la Seguridad Social). Because the AFJPs had been the major institutional investors in the Argentine capital markets, the nationalization of the pension fund system has led to a reduction of the liquidity available in the local Argentine capital markets. As of March 31, 2011, our subsidiaries in Argentina have relied on local Argentine financing for 25% of our total indebtedness. Lack of access to international or domestic financial markets could affect the projected capital expenditures for our operations in Argentina and, therefore, may have an adverse effect on the results of our operations in Argentina and on the market price of our common shares.

There are concerns about the accuracy of the INDEC’s measurements.
     In January 2007, the INDEC modified its methodology used in calculating the consumer price index. At the same time, the Argentine government also replaced several key personnel at the INDEC, prompting complaints of government interference from the technical staff at the INDEC. In addition, the International Monetary Fund requested that the government clarify its inflation rates. In June 2008, the INDEC published a new consumer price index that eliminated nearly half of the items included in previous surveys and introduced adjustable weightings for fruit, vegetables and clothing, which have seasonal cost variations.
     The new index has been criticized by economists and investors after its initial report found prices rising well below expectations. These events have affected the credibility of the consumer price index published by INDEC, as well as other indices published by INDEC that use the consumer price index in their calculation, including the poverty index, the unemployment index and real GDP. See “Risks Associated with the Countries in which We Operate—Inflation in some of the countries in which we operate, along with governmental measures to combat inflation, may have a significant negative effect on the economies of those countries and, as a result, on our financial condition and results of operations.”
     If it is determined that it is necessary to correct the consumer price index and other INDEC indices, there could be a significant decrease in confidence in the Argentine economy, which could, in turn, have a materially adverse effect on our ability to access international credit markets at market rates to finance our operations.
Government intervention in Argentina may have a direct impact on our prices and sales.
     The Argentine government has in the past set certain industry market conditions and prices. In March 2002, the Argentine government fixed the price for milk after a conflict among producers and the government. In 2005, the Argentine government adopted measures in order to increase the domestic availability of beef and reduce domestic prices. The export tax rate was increased and a minimum weight requirement for animals to be slaughtered was established. In March 2006, sales of beef products to foreign markets were temporarily suspended until prices decreased. Furthermore, in 2007 the Argentine government significantly increased export tax rates on exports of crops. A number of restrictions are also imposed on the grain and oilseed markets that essentially limit the access of traders to exports, resulting in a disparity between domestic and world prices. We cannot assure you that the Argentine government will not interfere in other areas by setting prices or regulating other market conditions. Accordingly, we cannot assure you that we will be able to freely negotiate the prices of all our Argentine products in the future or that the prices or other market conditions that the Argentine government might impose will allow us to freely negotiate the prices of our products, which could have a material and adverse effect on our business, results of operations and financial condition.
Government measures to preempt or respond to social unrest may adversely affect the Argentine economy and our business.
     During the Argentine economic crisis in 2001 and 2002, Argentina experienced significant social and political turmoil, including civil unrest, riots, looting, nationwide protests, strikes and street demonstrations. Despite Argentina’s economic recovery and relative stabilization, social and political tension and high levels of poverty and unemployment continue. In 2008, Argentina faced nationwide strikes and protests from farmers due to increased export taxes on agricultural products, which disrupted economic activity and have heightened political tensions. Future government policies to preempt, or in response to, social unrest may include expropriation, nationalization, forced renegotiation or modification of existing contracts, suspension of the enforcement of creditors’ rights, new taxation policies, including royalty and tax increases and retroactive tax claims, and changes in laws and policies affecting foreign trade and investment. Such policies could destabilize the country and adversely and materially affect the Argentine economy, and thereby our business, results of operations and financial condition.

Disputes between the Argentine government and the agricultural sector may adversely affect the Argentine economy and our business.
     In 2008, the Ministry of Economy and Public Finance issued a resolution which applied variable export tariffs (retenciones móviles) to the agricultural sector, thereby increasing the tariffs applicable to such exports. The resolution caused a strong reaction by organizations and individuals related to the agricultural sector, who considered the increase a direct confiscation of their private property. This reaction was publicly evidenced by large-scale demonstrations all over the country, resulting in the largest agricultural strike in Argentina’s history, which included road blocks by strikers to prevent traffic of any freight related to agricultural production. As a consequence, markets reacted adversely, causing a recession in local demand and a disruption in the local financial markets. After a serious institutional crisis between the Argentine congress and the executive branch, the Argentine government issued decrees limiting the effectiveness of the original resolution. However, we cannot assure you that the government’s dispute with the agricultural sector will not resume or whether a similar reaction or conflict with the same sector will not arise. Although, to date, the dispute has not materially affected us, we cannot assure you that a similar dispute will not arise and, if it were to arise, that it will not have a material and adverse effect on our business, results of operations and financial condition in the future.
The Argentine government may order salary increases to be paid to employees in the private sector, which would increase our operating costs.
     In the past, the Argentine government has passed laws, regulations and decrees requiring companies in the private sector to maintain minimum wage levels and provide specified benefits to employees and may do so again in the future. In the aftermath of the Argentine economic crisis, employers both in the public and private sectors have experienced significant pressure from their employees and labor organizations to increase wages and to provide additional employee benefits. Due to the high levels of inflation, the employees and labor organizations have begun again demanding significant wage increases. It is possible that the Argentine government could adopt measures mandating salary increases and/or the provision of additional employee benefits in the future. Any such measures could have a material and adverse effect on our business, results of operations and financial condition.
An increase in export duties and controls may have an adverse impact on our sales.
     Since 2002, the Argentine government has imposed duties on the exports of various primary and manufactured products, including some of our products. During the last eight years, such export taxes have undergone significant increases, reaching a maximum of 35%. We cannot assure you that there will not be further increases in the export taxes or that other new export taxes or quotas will not be imposed. Imposition of new export taxes or quotas or a significant increase in existing export taxes or the application of export quotas could adversely affect our financial condition or results of operations.
Exchange controls could restrict the inflow and outflow of funds in Argentina.
     In 2001 and 2002, the Argentine government implemented a number of monetary and currency exchange control measures that included restrictions on the withdrawal of funds deposited with banks and stringent restrictions on the outflow of foreign currency from Argentina, including for purposes of paying principal and interest on debt and distributing dividends.
     Although most of these restrictions have been eased in some respects, some restrictions on transfer of funds from Argentina (e.g., to make payments of principal and interest) still remain in effect, and other controls on capital inflows have been established. Further, similar or new restrictions relating to the purchase of foreign currency and its transfer abroad for the payment of dividends, which were abolished in 2003, could be reinstated in the future and, if that were to occur, we may default in the payment of external debt obligations from Argentina, we may not be able to fund and/or finance our operations in Argentina, or we may not be able to distribute dividends from Argentina. This could adversely affect our financial condition and the results of our operations, or the market price of our common shares.

Risks Related to Brazil
Brazilian economic and political conditions and perceptions of these conditions in international markets have a direct impact on our business and our access to international capital and debt markets and could adversely affect our results of operations and financial condition.
     A significant portion of our operations, properties and customers are located in Brazil. Accordingly, our financial condition and results of operations are substantially dependent on economic conditions in Brazil. The Brazilian economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high and variable levels of inflation and currency devaluation. Brazil’s GDP, in real terms, grew by 6.1% in 2007, 5.1% in 2008, decreased 0.2% in 2009 and increased by 7.5% in 2010. We cannot assure you that GDP will increase or remain stable in the future. Future developments in the Brazilian economy may affect Brazil’s growth rates and, consequently, the consumption of sugar, ethanol, and our other products. As a result, these developments could impair our business strategies, results of operations and financial condition.
     Historically, Brazil’s political situation has influenced the performance of the Brazilian economy, and political crises have affected the confidence of investors and the general public, which has resulted in economic deceleration and heightened volatility in the securities issued abroad by Brazilian companies. Future developments in policies of the Brazilian government and/or the uncertainty of whether and when such policies and regulations may be implemented, all of which are beyond our control, could have a material adverse effect on us.
Changes in Brazilian tax laws may increase our tax burden.
     The Brazilian government frequently implements changes to the Brazilian tax regime that may affect us and our customers. These changes include changes in prevailing tax rates and, occasionally, imposition of temporary taxes, the proceeds of which are earmarked for designated government purposes. Some of these changes may result in increases in our tax payments, which could adversely affect industry profitability and increase the prices of our products, restrict our ability to do business in our existing and target markets and cause our financial results to suffer. We cannot assure you that we will be able to maintain our projected cash flow and profitability following any increases in Brazilian taxes applicable to us and our operations.
Widespread corruption and fraud relating to ownership of real estate may adversely affect our business, especially our land transformation business.
     Under Brazilian Legislation, real property ownership is normally transferred by means of a transfer deed, and subsequently registered at the appropriate Real Estate Registry Office under the corresponding real property record. There are uncertainties, corruption and fraud relating to title ownership of real estate in Brazil, mostly in rural areas. In certain cases, the Real Estate Registry Office may register deeds with errors, including duplicate and/or fraudulent entries, and, therefore, deed challenges frequently occur, leading to judicial actions. Property disputes over title ownership are frequent in Brazil, and, as a result, there is a risk that errors, fraud or challenges could adversely affect us.
Social movements and the possibility of expropriation may affect the normal use of, damage, or deprive us of the use of or fair value of, our properties.
     Social movements, such as Movimento dos Trabalhadores Rurais Sem Terra and Comissão Pastoral da Terra, are active in Brazil and advocate land reform and mandatory property redistribution by the federal government. Land invasions and occupations of rural areas by a large number of individuals is common practice for these movements, and, in certain areas, including those in which we have invested or are likely to invest, police protection and effective eviction proceedings are not available to land owners.As a result, we cannot assure you that our properties will not be subject to invasion or occupation by these groups. In addition, our land may be subject to expropriation by the federal government. Under the Brazilian legal system, the federal government may expropriate land that is not in compliance with mandated local

“social functions” for purposes of land reform. “Social function” is described in the Brazilian Constitution as rational and adequate exploitation of land, adequate use of natural resources available and preservation of the environment, compliance with labor laws, and exploitation of land to promote welfare of owners and employees. If the Brazilian government decides to expropriate any of our properties, our results of operations may be adversely affected, to the extent that potential compensation to be paid by the federal government may be less than the profit we could make from the sale or use of such land. Disputing the federal government’s expropriation of land is usually time-consuming and the outcomes at such challenges are uncertain. In addition, we may be forced to accept public debt bonds, which have limited liquidity, as compensation for expropriated land instead of cash. A land invasion or occupation also could materially impair the normal use of our lands or have a material adverse effect on our results of operations, financial condition or the value of our common shares.
Recent changes in Brazilian rules concerning foreign investment in rural properties may adversely affect our investments.
     Brazilian federal law establishes certain restrictions on the acquisition of rural property by foreigners, including that (i) foreign investors may only acquire rural properties in which agricultural, cattle-raising, industrial or colonization projects are going to be developed as approved by the relevant authorities; (ii) the total rural area to be acquired by a foreign investor cannot exceed one quarter of the surface of the municipality in which it is located, and foreigners with the same nationality may not own, cumulatively, more than 10% of the surface of the municipality in which it is located; and (iii) the acquisition or possession (or any in rem right) by a foreigner of rural property situated in an area considered important to national security must be previously approved by the General Office of the National Security Council (Conselho de Defesa Nacional). The restrictions mentioned in items (i) and (ii) above are also applicable for rural lease agreements executed by foreigners. In addition, the acquisition or lease by a foreigner of a rural property exceeding 100 módulos de exploração indefinida (“MEI,” a measurement unit defined by the National Institute for Colonization and Agrarian Reform (Instituto Nacional de Colonização e Reforma Agraria, or “INCRA”) in hectares for each region of the country) must be previously approved by the Brazilian National Congress. Brazilian federal law enacted in 1971 also establishes that the same restrictions apply to Brazilian companies that are controlled by foreign investors. Any acquisition of rural property by foreigners in violation of these terms would be considered null and void under Brazilian law.
     However, the Brazilian Constitution enacted in 1988 and its amendments, in particular Constitutional Amendment No. 6, of August 15, 1995, set forth that (i) no restrictions on the acquisition of rural land in Brazil should apply to Brazilian companies; and (ii) any company incorporated and headquartered in Brazil and controlled by foreign investors must receive the same treatment as any other company incorporated and headquartered in Brazil and controlled by Brazilian investors. Since the enactment of the Brazilian Constitution in 1988, the interpretation had been that the restrictions imposed by federal law on the acquisition or lease of rural property above-mentioned did not apply to Brazilian companies controlled by foreigners, pursuant to the legal opinion issued by the Federal General Attorney’s Office (the “AGU”) in 1994, which was ratified in 1998. However, the Brazilian Justice National Council issued an Official Letter on July 13, 2010 addressed to all the Brazilian local State Internal Affairs Bureaus in order for them to adopt procedures within 60 days and instruct the local State Notary and Real Estate Registry Offices to observe the restrictions of the Brazilian law on the acquisitions of rural land by Brazilian companies with foreign equity holders. Thereafter, on August 19, 2010, the AGU revised its prior opinion, and published a new opinion confirming that Brazilian entities controlled by foreigners should be subject to the restrictions described above, and the transactions entered into by foreigners in connection with rural properties shall be subject to the analysis and approval from INCRA, the Ministry of Agrarian Development and the Brazilian National Congress, when applicable. This revised opinion was ratified by the President of Brazil and published in the Official Gazette of the Federal Executive on August 23, 2010, becoming binding as of such date. We therefore believe that the acquisitions of rural properties by Brazilian companies controlled by foreigners registered in the appropriate real estate registry prior to August 23, 2010 will not be affected by this binding opinion. However, going forward, the acquisition and leasing of rural land in Brazil,including through corporate transactions, will be subject to the above-mentioned restrictions, and will require several additional layers of review and approvals which may be discretionary (including the approvals from INCRA, Ministry of Agrarian Development and the Brazilian National Congress, when applicable), burdensome and time consuming. While we conduct our operations in Brazil through local subsidiaries, we would be considered a foreign controlled entity within the meaning of the restrictions articulated above. Therefore, if we are not able to comply with these restrictions and obtain the required approvals in connection with future acquisitions, our business plan, contemplated expansion in Brazil and results of operations will be adversely affected.
     Furthermore, there is currently proposed legislation under analysis in the Brazilian National Congress regarding the acquisition of rural land by Brazilian companies controlled by foreign holders, which if approved may further limit and restrict the investments of companies with foreign equity capital in rural land in Brazil. Such further restrictions may place more strain on our ability to expand our operations in Brazil.
The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy.
     The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, increases in interest rates, changes in tax policies, price controls, currency devaluations, capital controls and limits on exports and imports. We may be adversely affected by changes in policy or regulations involving or affecting factors such as:
•	interest rates;

•	monetary policy;

•	limitation on ownership of rural land by foreigners;

•	exchange controls and restrictions on remittances abroad;

•	currency fluctuations;

•	inflation;

•	the liquidity of domestic capital and financial markets;

•	tax policy; and

•	other political, social and economic policies or developments in or affecting Brazil.
     Uncertainty over whether the Brazilian government will implement changes in policy or regulations affecting these or other factors in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad that are supported by Brazilian issuers. As a result, these uncertainties and other future developments in the Brazilian economy may adversely affect our business, financial condition and results of operations and may adversely affect the price of our common shares.
Our business in Brazil is subject to governmental regulation.
     Our Brazilian operations are subject to a variety of national, state, and local laws and regulations, including environmental, agricultural, health and safety and labor laws. We invest financial and managerial resources to comply with these laws and related permit requirements. Our failure to do so could subject us to fines or penalties, enforcement actions, claims for personal injury or property damages, or obligations to investigate and/or remediate damage or injury. Moreover, if applicable laws and regulations, or the interpretation or enforcement thereof, become more stringent in the future, our capital or operating costs could increase beyond what we currently anticipate, and the process of obtaining or renewing licenses for our activities could be hindered or even opposed by the competent authorities.

     We are also subject to several laws and regulations, among others, imposed in Brazil by (i) the National Agency of Petroleum, Natural Gas and Biofuels (Agência Nacional do Petróleo, Gás Natural e Biocombustível) and by the Brazilian Electricity Regulatory Agency (Agência Nacional de Energia Elétrica) (“ANEEL”) due to our production of sugarcane and ethanol and (ii) the Ministry of Agriculture, Breeding Cattle and Supply (Ministerio da Agricultura, Pecuaria e Abastecimento), due to our agricultural, sugarcane and ethanol production activities. If an adverse final decision is issued in an administrative process, we could be exposed to penalties and sanctions derived from the violation of any of these laws and regulations, including the payment of fines, and, depending on the level of severity applied to the infraction, the closure of facilities and/or stoppage of activities and the cancellation or suspension of the registrations, authorizations and licenses, which may also result in temporary interruption or discontinuity of activities in our plants, and adversely affect our business, financial status, and operating results.
Government laws and regulations in Brazil governing the burning of sugarcane could have a material adverse impact on our business or financial performance.
     In Brazil, approximately 54% of sugarcane is currently harvested by burning the crop, which removes leaves in addition to eliminating insects and other pests. The state of São Paulo and some local governments have established laws and regulations that limit and/or entirely prohibit the burning of sugarcane and there is a likelihood that increasingly stringent regulations will be imposed by the state of São Paulo and other governmental agencies in the near future. We currently make significant investments to comply with these laws and regulations. Although our plans for the implementation of mechanized harvesting are underway, with 80% of our sugarcane harvest mechanized during the 2009-2010 harvest, the strengthening of these laws and regulations or the total prohibition of sugarcane burning would require us to increase our planned investment in harvesting equipment, which, in turn, would limit our ability to fund other investments. In addition, the state of São Paulo has imposed an obligation on growers to dedicate a certain percentage of land used for sugarcane cultivation for native or reclaimed forest area. The cost of setting aside this land is difficult to predict and may increase costs for us or our sugarcane suppliers. As a result, the costs to comply with existing or new laws or regulations are likely to increase, and, in turn, our ability to operate our plants and harvest our sugarcane crops may be adversely affected.
     Any failure to comply with these laws and regulations may subject us to legal and administrative actions. These actions can result in civil or criminal penalties, including a requirement to pay penalties or fines, which may range from US$5 to US$50 million and can be doubled or tripled in case of recidivism, an obligation to make capital and other expenditures or an obligation to materially change or cease some operations.
Risks Related to a Luxembourg Company
We are a Luxembourg corporation (“société anonyme”) and it may be difficult for you to obtain or enforce judgments against us or our executive officers and directors in the United States.
     We are organized under the laws of the Grand Duchy of Luxembourg. Most of our assets are located outside the United States. Furthermore, most of our directors and officers and the experts named in this annual report reside outside the United States, and most of their assets are located outside the United States. As a result, you may find it difficult to effect service of process within the United States upon these persons or to enforce outside the United States judgments obtained against us or these persons in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the U.S. federal securities laws. Likewise, it may also be difficult for you to enforce in U.S. courts judgments obtained against us or these persons in courts located in jurisdictions outside the United States, including actions predicated upon the civil liability provisions of the U.S. federal securities laws. It may also be difficult for an investor to bring an action in a Luxembourg court predicated upon the civil liability provisions of the U.S. federal securities laws against us or these persons. Luxembourg law, furthermore, does not recognize a shareholder’s right to bring a derivative action on behalf of the company.
     As there is no treaty in force on the reciprocal recognition and enforcement of judgments in civil and commercial matters between the United States and the Grand Duchy of Luxembourg, courts in Luxembourg will not automatically recognize and enforce a final judgment rendered by a U.S. court. The enforceability in Luxembourg courts of judgments entered by U.S. courts will be subject prior any enforcement in Luxembourg to the procedure and the conditions set forth in the Luxembourg procedural code in its article 678, which conditions may include the following conditions:
•	the judgment of the U.S. court is enforceable (exécutoire) in the United States;

•	the U.S. court had jurisdiction over the subject matter leading to the judgment (that is, its jurisdiction was established in compliance both with Luxembourg private international law rules and with the applicable domestic U.S. federal or state jurisdictional rules);

•	the U.S. court has applied to the dispute the substantive law which would have been applied by Luxembourg courts;

•	the judgment was granted following proceedings where the counterparty had the opportunity to appear, and if it appeared, to present a defense;

•	the U.S. court has acted in accordance with its own procedural laws; and

•	the judgment of the U.S. court does not contravene Luxembourg international public policy.
     Under our articles of incorporation, we indemnify and hold our directors harmless against all claims and suits brought against them, subject to limited exceptions. Under our articles of incorporation, to the extent allowed or required by law, the rights and obligations among or between us, any of our current or former directors, officers and company employees and any current or former shareholder will be governed exclusively by the laws of Luxembourg and subject to the jurisdiction of the Luxembourg courts, unless such rights or obligations do not relate to or arise out of their capacities as such. Although there is doubt as to whether U.S. courts would enforce such provision in an action brought in the United States under U.S. securities laws, such provision could make enforcing judgments obtained outside Luxembourg more difficult to enforce against our assets in Luxembourg or jurisdictions that would apply Luxembourg law.
You may have more difficulty protecting your interests than you would as a shareholder of a U.S. corporation.
     Our corporate affairs are governed by our articles of incorporation and by the laws governing joint stock companies organized under the laws of the Grand Duchy of Luxembourg as well as such other applicable local law, rules and regulations. The rights of our shareholders and the responsibilities of our directors and officers under Luxembourg law are different from those applicable to a corporation incorporated in the United States. There may be less publicly available information about us than is regularly published by or about U.S. issuers. Also, Luxembourg regulations governing the securities of Luxembourg companies may not be as extensive as those in effect in the United States, and Luxembourg law and regulations in respect of corporate governance matters may not be as protective of minority shareholders as state corporation laws in the United States. Therefore, you may have more difficulty protecting your interests in connection with actions taken by our directors and officers or our principal shareholders than you would as a shareholder of a corporation incorporated in the United States.
You may not be able to participate in equity offerings, and you may not receive any value for rights that we may grant.
     Pursuant to Luxembourg corporate law, existing shareholders are generally entitled to preemptive subscription rights in the event of capital increases and issues of shares against cash contributions. However, under our articles of incorporation, the board of directors has been authorized to waive, limit or suppress such preemptive subscription rights until the fifth anniversary of the publication of the authorization granted to the board in respect of such waiver by the general meeting of shareholders.

Item 4. Information on the Company
     A. HISTORY AND DEVELOPMENT OF THE COMPANY
General Information
     Adecoagro is a Luxembourg société anonyme (a joint stock corporation). The Company’s legal name is “Adecoagro S.A.” Adecoagro was incorporated on June 11, 2010 and on October 26, 2010 all the shares in issue in Adecoagro were acquired by IFH LLC.
     On October 30, 2010, the members of IFH LLC transferred pro rata approximately 98% of their membership interests in IFH LLC to Adecoagro in exchange for common shares of Adecoagro.
     On January 28, 2011, Adecoagro completed the IPO of its shares listed on the New York Stock Exchange (“NYSE”). The shares are traded under the symbol “AGRO.”
     Adecoagro is registered with the Luxembourg Registry of Trade and Companies under number B153681. Adecoagro has its registered office at 13-15 Avenue de la Liberté, L-1931, Luxembourg, Grand Duchy of Luxembourg. Our telephone number is (+352) 2689-8213.
History
     Since our inception in 2002, we have optimized the use of our portfolio of land acquired from time to time and effectively worked towards reaching its productive potential. We replaced the production model used by former owners of our assets with one that is more efficient and sustainable at the same time. Every hectare of our land capable of growing crops, other than land subject to land reserve requirements, is allocated to growing crops or producing sugarcane, while our other land is used for raising dairy cows or leased for raising cattle.
     In September 2002, we commenced our operations with the acquisition of 100% of the equity interests of Pecom Agropecuaria S.A. (“Pecom”), an Argentine corporation (sociedad anónima), and we rapidly became one of the largest agricultural companies in Argentina. Involving more than 74,000 hectares of farmland, this acquisition represented one of the largest stock purchase transactions in South America in 2002. In connection with the acquisition, Pecom changed its name to Adeco Agropecuaria S.A. (“Adeco Agropecuaria”).
     Adeco Agropecuaria was the platform from which we executed our expansion plans, including the acquisition of additional land and the diversification of our business activities.
     In 2004, we began our regional expansion and acquired one farm in Uruguay (approximately 5,000 hectares). In 2005, we continued the expansion of our crop business in Argentina with the acquisitions of La Agraria S.A. (approximately 4,857 hectares) and Establecimientos El Orden S.A. and Cavok S.A. (approximately 15,157 hectares).
     In 2005, we acquired our first sugar and ethanol mill, Usina Monte Alegre S.A., with a crushing capacity of 0.9 million tons of sugarcane per year at that time.
     In 2006 and 2007, we continued our land portfolio expansion and vertical integration through the acquisitions of Pilagá S.A. (formerly Pilagá S.R.L. and before that, Pilagá S.A.G.), one of the largest and oldest agriculture companies in Argentina, with more than 88,000 hectares and two rice processing facilities, and one additional farm of approximately 2,400 hectares in Argentina and five farms of approximately 24,000 hectares in Brazil for the production of sugar and coffee. In 2007, we also acquired La Lácteo S.A., our Argentine dairy processing joint venture company, with two milk production facilities and an installed processing capacity of 150,000 liters of milk per day at that time, and created our joint-venture with Agropur Cooperative, Canada’s second largest milk processing company.

     Also, in December 2007, we acquired Bañado del Salado S.A. and Agro Invest S.A., with more than 43,000 hectares for crop production in Argentina, and one farm in Uruguay of approximately 3,177 hectares. In Brazil, we bought more than 13,000 hectares for the planting of sugarcane for our sugarcane cluster in Mato Grosso do Sul.
     Additionally, in August 2010, we acquired Dinaluca S.A., an agricultural company consisting of several farms located in the province of Corrientes, Argentina, and with more than 14,000 hectares for crop production in Argentina.
     On October 30, 2010, the members of IFH LLC transferred pro rata approximately 98% of their membership interests in IFH LLC to Adecoagro in exchange for common shares of Adecoagro. As part of the corporate reorganization, referred to herein as the Reorganization, AFI Ltd., a subsidiary of IFH LLC and the parent of Adecoagro LLC, distributed its interest in Adecoagro LLC to IFH LLC and commenced a process of dissolution, making IFH LLC the direct parent of Adecoagro LLC. Thereafter, our shareholders transferred pro rata 98% of their membership interests in IFH LLC to Adecoagro (a corporation organized under the laws of the Grand Duchy of Luxembourg with no prior holdings or operations, formed for the purpose, among others, of facilitating our IPO) in exchange for 100% of the common shares of Adecoagro.
     In connection with the Reorganization, Adecoagro transferred a de minimis amount of its interest in IFH LLC (0.00001%) to its newly-formed substantially wholly-owned subsidiary, Ona Ltd., a Maltese corporation. Adecoagro then converted IFH LLC from a limited liability company to a limited liability partnership, IFH LP, a Delaware limited partnership. Following the Reorganization, IFH LP was owned 2% by our shareholders, approximately 98% by Adecoagro, in each case as limited partners, and the remainder by Ona Ltd., as its general partner. Also in connection with the Reorganization, IFH LLC transferred a de minimis amount of its interest in Adecoagro LLC (0.00001%) to its newly-formed substantially wholly-owned subsidiary, Toba Ltd., a Maltese corporation. IFH LLC then converted Adecoagro LLC to Adecoagro LP, a Delaware limited partnership. Following the Reorganization, Adecoagro LP was owned approximately 100% by IFH LP as limited partner, and the remainder by Toba Ltd. as its general partner.
     The diagrams below illustrate the effect of our corporate reorganization:

*	Existing Shareholders refer to shareholders of record prior to our IPO.

**	Does not account for an immaterial amount of shares required to be owned by other persons pursuant to Maltese law.

***	Existing Shareholders retained a 2% stake in IFH in amounts corresponding to their ownership of the Company. The 2% ownership does not carry any preferential treatment.

     On January 28, 2011, we successfully completed the IPO of our shares listed on the NYSE. We issued 28,405,925 shares, at a price of US$11 per share. The shares trade under the symbol “AGRO.”
     On January 28, 2011, we issued and sold to Al Gharrafa Investment Company (“Al Gharrafa”), a wholly owned subsidiary of Qatar Holding LLC and one of our shareholders, 7,377,598 common shares at a purchase price of $10.65 per share, pursuant to an agreement entered into on January 6, 2011.
     In addition, on February 11, 2011, we issued 4,285,714 shares when the over-allotment option was exercised by the underwriters in our IPO.
     Principal Capital Expenditures
     Capital expenditures totaled $130.6 million, $138.6 million and $217.3 million for the years ended December 31, 2010, 2009 and 2008, respectively.
     For a discussion of our capital expenditures and future projections, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditure Commitments.”
     B. BUSINESS OVERVIEW
Our Company
     We are a leading agricultural company in South America, with operations in Argentina, Brazil and Uruguay. We are currently involved in a broad range of businesses, including farming crops and other agricultural products, cattle and dairy operations, sugar, ethanol and energy production and land transformation. Our sustainable business model is focused on (i) a low-cost production model that leverages growing or producing each of our agricultural products in regions where we believe we have competitive advantages, (ii) reducing the volatility of our returns through product and geographic diversification and use of advanced technology, (iii) benefiting from vertical integration in key segments of the agro-industrial chain, (iv) acquiring and transforming land to improve its productivity and realizing land appreciation through strategic dispositions; and (v) promoting sustainable agricultural production and development.
     As of December 31, 2010, we owned a total of 282,798 hectares, comprised of 21 farms in Argentina, fifteen farms in Brazil and one farm in Uruguay. In addition we own and operate several agro-industrial production facilities including four rice processing facilities in Argentina, a dairy operation with approximately 4,413 milking cows in Argentina, two coffee processing plants in Brazil, eleven grain and rice conditioning and storage plants in Argentina and two sugar and ethanol mills in Brazil with a sugarcane crushing capacity of 5.2 million tons as of December 31, 2010.
     The table below sets forth certain key metrics for our businesses:

	Year Ended December 31, 2010
		Sugar, Ethanol &
Key Metrics	Farming	Energy	Land Transformation
Owned Hectares(1)	269,577	13,221
Leased Hectares(2)	37,707	43,892
Total Planted Hectares 2010/2011(3)	196,155	53,799
Production 2009/2010(4)	Crops, Rice, Coffee:	Sugar: 235,690 tons	6,490 hectares(5)
	618,834	Ethanol: 174,303 m3
	Milk: 41.6 million liters	Energy: 168,644MWh
Sales (in thousands of $)(6)	197,741	228,526	20,837

(1)	Owned hectares in Farming business includes land used for productive activities (crops, rice, coffee, cattle), land which is potentially croppable and land set aside as legal reserve and other reserves.

(2)	Includes leased planted land (excluding second harvest) with crops and rice during the 2010/2011 harvest year.

(3)	Includes owned and leased planted land (including second harvest) with crops, rice, forage and coffee during the 2010/2011 harvest year. Includes data as of March 31, 2011, to reflect full harvest year.

(4)	Production in tons of crops, rice and coffee for 2009/2010 harvest year. Production in liters of raw milk, tons of sugar, cubic meters of ethanol and MWh of energy for the period indicated. See “Presentation of Financial and Other Information.”

(5)	Consists of undeveloped and/or undermanaged land put into production.

(6)	Sales in Land Transformation business represents capital gain from the sale of one of our farms.
     We believe that we are:
•	one of the largest owners of productive farmland in South America, with more than 225,676 owned hectares as of December 31, 2010 used in productive activities (excluding legal land reserves pursuant to local regulations and other land reserves) located in Argentina, Brazil and Uruguay, producing a wide range of agricultural products.

•	a leading producer of agricultural commodities in South America. During the 2009/2010 harvest year, we harvested 168,016 hectares (including 48,001 leased hectares) and produced 524,890 tons of grains, including soybeans, corn, wheat, sunflower and cotton.

•	one of the largest producers of rough (unprocessed) rice in the world, planting 18,142 hectares (including 7,311 leased hectares) and producing over 91,000 tons during the 2009/2010 harvest year, which accounted for 8% of the total Argentine production according to the Confederacion de Molinos Arroceros del Mercosur (“Conmasur”). As of December 31, 2010, we planted 27,542 hectares of rice (including 4,389 leased hectares). We are also a large processor and exporter of white rice in Argentina, accounting for 12.8% of total white rice produced in Argentina and 15.5% of total Argentine white rice exports during 2010, according to Aduana Argentina and the Federacion de Entidades Arroceras, respectively.

•	a leading dairy producer in South America in terms of our cutting-edge technology, productivity per cow and grain conversion efficiencies, producing over 41.6 million liters of raw milk during 2010 and 11.2 million liters of raw milk during the first quarter of 2011.

•	one of the largest producers of green bean coffee in the world, with 1,632 fully integrated and mechanized hectares devoted to coffee production as of December 31, 2010.

•	a growing producer of sugar and ethanol in Brazil, where we are in the process of building what we expect will be one of the most cost-efficient sugarcane crushing clusters in Brazil. In the sugar and ethanol area:
•	we currently own two sugar and ethanol mills in Brazil with an aggregate installed crushing capacity of 5.2 million tons per year and cogeneration (the generation of electricity from sugarcane bagasse, the fiber portion of sugarcane that remains after the extraction of sugarcane juice) capacity of 112 MW as of December 31, 2010;

•	we are currently in the process of obtaining the necessary authorizations to start building our third sugar and ethanol mill in Brazil, which, when combined with our existing Angélica mill (“Angélica”), will form a cluster that we believe will allow us to become one of the lowest-cost producers of sugar, ethanol and energy from sugarcane in Brazil; and
•	we expect our planned cluster to have a total installed sugarcane crushing capacity of 10.3 million tons per year and a cogeneration capacity of 296 MW once it reaches full capacity in 2017, resulting in a total sugarcane crushing capacity of 11.5 million tons per year for our three mills together at that time.
•	one of the leading companies in South America involved in the acquisition and transformation of undermanaged land to more productive uses, generating higher cash yields. During the last five fiscal years, we sold over 27,169 hectares of developed land, generating capital gains of approximately $95 million.
     We are engaged in three main businesses:
     Farming Business: We believe we are one of the largest owners of productive farmland in South America. As of December 31, 2010 we owned 269,577 hectares (excluding sugarcane farms) of farmland in Argentina, Brazil and Uruguay, of which 118,801 hectares are croppable, 18,409 hectares are being evaluated for transformation, 78,559 hectares are suitable for raising beef cattle and are mostly leased to a third party beef processor, constituting a total of 215,769 productive hectares, and 53,808 hectares are legal land reserves pursuant to local regulations or other land reserves. During 2010/2011 harvest year we held leases or have entered into agriculture partnerships for an additional 37,707 croppable hectares. We own the facilities and have the resources to store and condition 100% of our crop and rice production. We do not depend on third parties to condition our production for sale. Our farming business is subdivided into five business areas:
•	Crop business: We produce a wide range of agricultural commodities including soybeans, corn, wheat, sunflower and cotton, among others. In Argentina, our farming activities are conducted mainly in the Argentine humid pampas region, where agro-ecological conditions are optimal for low-cost production. Since 2004, we have expanded our operations throughout the center-west region of Uruguay and the western part of the state of Bahia, Brazil, as well as in the northern region of Argentina. During the 2009/2010 harvest year, we planted approximately 168,016 hectares of crops, including second harvests, producing 524,890 tons of grains, including soybeans, wheat and corn, sunflower and cotton. We also produced over 52,000 tons of forage that we used for cow feed in our dairy operation. During 2010/2011 harvest year we planted 166,981 hectares of crops, including second harvests.

•	Rice business: We own a fully-integrated rice operation in Argentina. We produce irrigated rice in the northeast provinces of Argentina, where the availability of water, sunlight, and fertile soil results in one of the most ideal regions in the world for producing rice at low cost. We believe that we are one of the largest producers of rough (unprocessed) rice in Argentina, producing 91,000 tons during the 2009/2010 harvest year, which accounted for 8% of the total Argentine production according to Conmasur. As of December 31, 2010, we planted 27,542 hectares of rice, including 4,389 leased hectares. We own four rice mills that process our own production, as well as rice purchased from third parties. We produce different types of white and brown rice that are both sold in the domestic Argentine retail market and exported.

•	Coffee business: Our integrated coffee operation is located in the western part of the state of Bahia, Brazil, where conditions are well-suited for producing “specialty coffee” due to the availability of water for irrigation, the absence of frosts and the flat topography that allows for a fully mechanized harvest. We grow coffee on 1,632 owned hectares and have available land and water to expand our operations to 2,700 hectares.

•	Dairy business: We believe that we are a leading dairy producer in South America in terms of our utilization of cutting-edge technology, productivity per cow and grain conversion efficiencies, producing over 41.6 million liters of raw milk during 2010, with an average of 4,225 milking cows, delivering an average of 27 liters of milk per cow per day. During the first quarter of 2011, we produced 11.2 million liters of raw milk, with an average of 4,413 milking cows, delivering an average of 28.3 liters of milk per cow per day. Through the production of raw milk, we are able to transform forage and grains into value-added animal protein. We believe that our “free-stall” dairy in Argentina is the first of its kind in South America and allows us to optimize our use of resources (land, dairy cow feed and capital), increase our productivity and maximize the conversion of forage and grain into raw milk.

•	Cattle business: Until December 2009, we owned 58,348 head of cattle, which we fattened for sale to meat processors and in Argentina’s livestock auction markets. In December 2009, we sold 55,543 head of cattle from our herd, not including cattle used in our dairy business, to a meat processor for a total price of $14.2 million. Additionally, we entered into a long-term lease agreement pursuant to which the meat processor leases approximately 74,000 hectares of grazing land from us to raise and fatten the purchased cattle. The lease agreement is tied to the market price of beef at the end of each quarter.
The following table sets forth, for the periods indicated, certain data relating to our farming business:

	Year Ended December 31,
	2010	2009	2008	2007
Sales	(In thousands of $)
Crops(l)	108,162	92,029	95,987	59,293
Rice(2)	61,585	69,350	56,925	26,422
Coffee	7,572	14,265	15,948	7,267
Dairy(3)	14,297	11,894	14,821	17,841
Cattle(4)	6,125	28,478	9,357	7,258
Total	197,741	216,016	193,038	118,081

	2010/2011	2009/2010	2008/2009	2007/2008
	Harvest	Harvest	Harvest	Harvest
Production	Year(5)	Year	Year	Year
Crops (tons)(6)	N/A	524,890	317,582	351,787
Rice (tons)(7)	N/A	91,723	94,968	98,577
Coffee (tons)	N/A	2,221	2,412	3,028
Total	N/A	618,723	414,962	453,392

	Year Ended December 31,
	2010	2009	2008	2007
Dairy (thousands of liters)(8)	41,597	47,479	43,110	34,592
Cattle (tons)(4)(9)	359	4,149	7,229	6,632

	2010/2011	2009/2010	2008/2009	2007/2008
	Harvest	Harvest	Harvest	Harvest
	Year	Year	Year	Year
Planted Area	(In hectares, including second harvest)
Crops(10)	166,981	168,241	139,518	107,027
Rice	27,542	18,142	17,258	14,820
Coffee(11)	1,632	1,632	1,632	1,632
Cattle(12)	78,559	87,392	106,375	124,635

(1)	Includes soybeans, corn, wheat, sunflower and cotton, among others.

(2)	Sales of processed rice, including rough rice purchased from third parties and processed in our facilities.

(3)	Sales of raw milk and whole milk powder produced in 2007 pursuant to an agreement with a third party.

(4)	In December 2009, we sold 55,543 head of cattle to a third party. The third party currently leases grazing land from us to raise and fatten the cattle, and our payments under the lease are tied to the market price of beef. See “—Operations and Principal Activities—Farming—Cattle Business.”

(5)	As of the date of this annual report, the 2010/2011 harvest year crops were not fully harvested. 2010/2011 harvesting operations began in October 2010, with the harvest of winter crops, and will finish in August 2011, with the harvest of coffee.

(6)	Crop production does not include 52,482 tons, 52,960 tons and 53,398 tons of forage produced in the 2009/2010, 2008/2009 and 2007/2008 harvest years, respectively.

(7)	Expressed in tons of rough rice produced on owned and leased farms.

(8)	Raw milk produced at our dairy farms.

(9)	Measured in tons of live weight. Production is the sum of the net increases (or decreases) during a given period in “live weight” of each head of beef cattle.

(10)	Includes 3,653 hectares, 4,561 hectares, 5,382 hectares and 4,454 hectares used for the production of forage during the 2010/2011, 2009/2010, 2008/2009 and 2007/2008 harvest years, respectively.

(11)	Reflects the size of our coffee plantations, which are planted only once every 18 to 20 years.

(12)	Comprised of land devoted to raising beef cattle, which, since December 2009, is mostly leased to a third party. See “—Operations and Principal Activities—Farming—Cattle Business.”
     Sugar, Ethanol and Energy Business: We believe we are a growing and efficient producer of sugar and ethanol in Brazil. We cultivate and harvest sugarcane which is then processed in our own mills to produce sugar, ethanol and energy. As of December 31, 2010, our total sugarcane plantation consisted of 53,799 hectares, planted over both own and leased land. We currently own and operate two sugar and ethanol mills, UMA and Angélica, with a total crushing capacity of 5.2 million tons of sugarcane per year. UMA is a small but efficient mill with over 75 years of history which is located in the state of Minas Gerais, Brazil, with a sugarcane crushing capacity of 1.2 million tons per year, full cogeneration capacity and an associated sugar brand with strong presence in the regional retail market (Açúcar Monte Alegre). We plant and harvest 99% of the sugarcane milled at UMA, with the remaining 1% acquired from third parties. Angélica is a new, advanced mill, which we built in the state of Mato Grosso do Sul, Brazil, with a current sugarcane crushing capacity of 4 million tons per year, highly mechanized harvest, two high pressure boilers and three turbo-generators with the capacity to use all the sugarcane bagasse by-product to generate electricity that is used to power the mill, with excess electricity being sold to the grid, resulting in the mill having full cogeneration capacity. We plant and harvest over 91% of the sugarcane milled at Angélica and are able to vary the product slate between ethanol and sugar with a 60%/40% production ratio for both sugar and ethanol.
     We are currently in the process of starting the construction of our third mill, Ivinhema, in the state of Mato Grosso do Sul, Brazil, 45 km from our Angélica mill, in order to complete our planned sugarcane cluster (consisting of Angélica and Ivinhema) in that region. We plan to fund part of the construction costs of the Ivinhema mill using $230 million from the proceeds of our IPO. Subject to procuring the necessary licenses and the remainder of the required funding, we anticipate completing the construction of the Ivinhema mill in 2017. See “—Sugar,

Ethanol and Energy—Our Mills” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industries—Adverse conditions may create delays in or the suspension of the construction of our Ivinhema mill and/or significantly increase the amount of our expected investments.” We expect the Ivinhema mill to begin operating during the first half of 2013, reaching 2.0 million tons of nominal crushing capacity during that year, and gradually increasing its milling capacity until it reaches a full milling capacity of 6.3 million tons of sugarcane per year by 2017.
     In the year ended December 31, 2010, we crushed 4.1 million tons of sugarcane. Our mills produce both sugar and ethanol, and accordingly, we have some flexibility to adjust our production (within certain capacity limits that generally vary between 40% and 60%) between sugar and ethanol, to take advantage of more favorable market demand and prices at given points in time. In the year ended December 31, 2009, we produced 52,968 tons of sugar and 132,492 cubic meters of ethanol. During the first half of 2010, we completed the construction of our Angélica mill in Mato Grosso do Sul with the sugar factory commencing the production of sugar in July 2010. As a result, in the year ended December 31, 2010, sugar production increased to 235,690 tons while ethanol production reached 174,303 cubic meters.
     As of December 31, 2010, our overall sugarcane plantation consisted of 53,799 hectares of sugarcane in the states of Mato Grosso do Sul and Minas Gerais, Brazil, of which 9,907 hectares of sugarcane were planted on owned land, and 43,892 hectares were planted on land leased from third parties under long term agreements.
     The following table sets forth, for the periods indicated, certain data relating to our sugar, ethanol and energy business:

	Year Ended December 31,
	2010	2009	2008	2007
Sales	(In thousands of $)
Sugar	98,385	26,143	20,495	17,133
Ethanol	114,793	62,811	29,385	7,289
Energy	15,040	8,216	—	—
Other	308	417	1,291	—
Total(1)	228,526	97,587	51,171	24,422

(1)	Includes sales of sugarcane and other miscellaneous items to third parties.

	Year Ended December 31,
Production	2010	2009	2008	2007
Sugar (tons)	235,690	52,968	67,772	72,372
Ethanol (cubic meters)	174,303	132,492	70,067	29,375
Energy (MWh exported)	168,644	128,291	—	—

	Year Ended December 31,
Other Metrics	2010	2009	2008	2007
Sugarcane milled (% owned)	95%	94%	98%	100%
Sugarcane crushing capacity (millions of tons)	5.2	3.3	1.7	0.9
% Mechanized harvesting operations — Consolidated	80%	66%	32%	0%
% Mechanized /harvesting operations — Angélica mill	100%	99%	99%	NA
     Land Transformation Business: We believe we are one of the leading companies in South America involved in the acquisition and transformation of land. We acquire farmlands we believe are underdeveloped or underutilized and, by implementing cutting-edge production technology and agricultural best practices, transform the land to be suitable for more productive uses, enhance yields and increase the value of the land. During the eight-year period since our inception, we have effectively put into production 140,570 hectares of land that was previously undeveloped or undermanaged. During 2010, we put into production 6,490 hectares and in addition continued the transformation process of over 120,738 hectares we own. We realize and capture land transformation value through the strategic disposition of assets that have reached full development potential. We believe that the rotation of our land portfolio allows us to re-allocate capital efficiently, maximizing our return on invested capital. Our current owned land portfolio consists of 282,798 hectares, distributed throughout our operating regions as follows: 86% in Argentina, 13% in Brazil, and 1% in Uruguay. During the last five years, we have traded 27,169 hectares of developed land, generating capital gains of approximately $95 million.
     We promote sustainable land use through our land transformation activities, which seek to promote environmentally responsible agricultural production and a balance between production and ecosystem preservation. We do not operate in heavily wooded areas or primarily wetland areas.
     The company is continuously seeking to recycle its capital by disposing of a portion of its fully developed mature farms and by acquiring farms with higher potential for transformation. This allows the company to monetize the capital gains generated by its fully transformed farms and allocate its capital to acquire land with higher transformation potential, thereby enhancing the return on invested capital. Please see also “—Risks Related to Argentina—Proposed changes in Argentine law concerning foreign ownership of rural properties may adversely affect our results of operations and future investments in rural properties in Argentina” and “—Risks Related to Brazil— Recent changes in Brazilian rules concerning foreign investment in rural properties may adversely affect our investments.”
     The following table sets forth, for the periods indicated, certain data relating to our land transformation business:

	Year Ended December 31,
	2010		2009	2008	2007
Undeveloped/Undermanaged land put into production (hectares)	6,490		11,255	33,387	17,591
Ongoing transformation of croppable land (hectares)	120,738		110,751	80,720	66,562
Number of farms sold	1	*	1	3	2
Hectares sold	5,086		5,005	4,857	8,714
Capital gains from the sale of land ($ thousands)	20,837		18,839	15,201	33,114

*	On December 21, 2010, we completed the sale of La Macarena, a 5,086 hectare farm located in Rio Negro, Uruguay, for US$34 million.
Our Strengths
     We believe the following are our competitive strengths:
•	Unique and strategic asset base. We own strategically located farmland and agro-industrial assets in Argentina, Brazil and Uruguay. We engage in continued improvement of our operations and practices, resulting in the reduction of operating costs and an increase in productivity, ultimately enhancing the value of our properties and generating capital gains. Our operations also benefit from strategically located industrial facilities throughout Argentina and Brazil, increasing operating efficiencies and reducing operating and logistical costs. We are vertically integrated where economics and returns are attractive, where the efficiency of our primary operation is significantly enhanced, or where lack of a competitive market results in the absence of a transparent price determination mechanism. Our diversified asset base creates valuable synergies and economies of scale, including (i) the ability to transfer the technologies and best practices that we have developed across our business lines, (ii) the ability to apply value-adding land transformation strategies to farmland in connection with our farming and sugarcane operations, and (iii) a greater ability to negotiate more favorable terms with our suppliers and customers.

Owning a significant portion of the land on which we operate is a key element of our business model.

•	Low-cost production leveraging agro-ecological competitive advantages. Each of the commodity products we grow is produced in regions where agro-ecological conditions provide competitive advantages and which, through the implementation of our efficient and sustainable production model, allow us to become one of the lowest cost producers.
•	Our grain and oilseed production is based in the Argentine humid pampas region where soil fertility, regular rainfalls, temperate climate, availability of land and proximity to ports contribute to the reduced use of fertilizers and agrochemicals, high productivity and stable yields and efficient logistics, ultimately resulting in one of the lowest costs per ton of grain produced and delivered.

•	Our cotton and coffee production is focused in western Bahia, Brazil. This region is excellent for producing high quality cotton fiber and specialty coffee at a low cost due to its ideal climate, well drained soils, high altitude, availability of water for irrigation, and absence of frosts.

•	Our rice operation is located in the northeast provinces of Argentina, one of the best rice farming regions in the world due to plentiful sunlight, abundant availability of water for low cost irrigation and large potential for expansion.

•	Our dairy operation is situated in the Argentine humid pampas region, where cow feed (grains, oilseeds and forage) is efficiently and abundantly produced at a low cost and climate and sanitary conditions are optimal for cow comfort, which enhances productivity, cow reproduction rates and milk quality.

•	We produce sugarcane in the center-south region of Brazil, which has the lowest production costs in the world, significantly lower than other major sugar producing regions, including India, China, the United States, the United Kingdom, France and Germany.
•	Standardized and scalable agribusiness model applying technological innovation. We have consistently used innovative production techniques to ensure that we are at the forefront of technological improvements and environmental sustainability standards in our industry. We are implementing an agribusiness model that consists of specializing our workforce and defining standard protocols to track crop development and control production variables, thereby enhancing management decision-making. We further optimize our agribusiness model through the effective implementation and constant adaptation of a portfolio of advanced agricultural and information technologies and best practices tailored to each region in which we operate and commodity we produce, allowing us to improve our crop yields, reduce operating costs and maximize margins in a sustainable manner.
•	In our farming business, we use “no-till” technology as the cornerstone of our crop production and have been able to implement this technique in areas within our production regions where it had not been used before. Furthermore, we also utilize crop rotation, second harvests, integrated pest management, balanced fertilization, water management and mechanization. Additionally, we use the innovative silo bag storage method, utilizing large polyethylene bags with a capacity of 180-200 tons which can be left on the field for 12 months, resulting in low-cost, scalable and flexible storage on the field during harvest, which we believe allows us to expand our crop storage capacity at a low cost, generate important logistic and freight savings by moving our production in the off-season when freight fares are lower, and time the entry of our production into the market at optimal price points. See “—Operations and Principal Activities—Farming—Storage and Conditioning.”

•	In our dairy business, we believe that we were the first company in South America to implement the “free-stall” infrastructure in dairy operations, resulting in more efficient conversion of feed to raw milk and higher production rates per cow compared to our peers in the region.

•	In our sugar, ethanol and energy business, our Angélica mill (i) has a highly mechanized planting and harvesting operation, which has increased our sugarcane production, reduced our operating costs and contributed to environmental sustainability by eliminating the need to burn the sugarcane before harvest; (ii) has the capacity to use all the bagasse (a by-product of the sugar and ethanol production process) that is produced, with no incremental cost, to cogenerate 96 MW of clean and renewable electricity; (iii) is what we believe to be one of the largest continuously operating sugar plants in Brazil designed for enhanced efficiency and non-stop processing, producing 1,800 tons of sugar per day; and (iv) has the ability to recycle by-products such as filter cake and vinasse by using them as fertilizers in our sugarcane fields, as well as recycling water and other effluents, generating important savings in input costs and protecting the environment.
•	Unique diversification model to mitigate cash flow volatility. We pursue a unique multi-tier diversification strategy to reduce our exposure to production and market fluctuations that may impact our cash flow and operating results. We seek geographic diversification by spreading our portfolio of farmland and agro-industrial assets across different regions of Argentina, Brazil and Uruguay, thereby lowering our risk exposure to weather-related losses and contributing to stable cash flows. Additionally, we produce a variety of products, including cotton, coffee, soybeans, corn, wheat, sunflower, rice, barley, sorghum, safflower, rapeseed, raw milk, sugar, ethanol and energy, which lowers our risk exposure to potentially depressed market conditions of any specific product. Moreover, through vertical integration in the rice, dairy, sugar, ethanol and energy businesses, and to a lesser extent in our coffee business, we process and transform a portion of our agricultural commodities into branded retail products, reducing our commodity price risk and our reliance on the standard market distribution channels for unprocessed products. Finally, our commercial committee defines our commercial policies based on market fundamentals and the consideration of logistical and production data to develop a customized sale/hedge risk management strategy for each product.

•	Expertise in acquiring farmland with transformation and appreciation potential. During the last eight fiscal years, we have executed transactions for the purchase and disposition of land for over $460 million and sold 27,169 hectares of developed land, generating capital gains of approximately $95 million. We believe we have a superior track record and have positioned ourselves as a key player in the land business in South America. Our business development team has gained extensive expertise in evaluating and acquiring farmland throughout South America and has a solid understanding of the productivity potential of each region and of the potential for land transformation and appreciation. To date, we have analyzed over 8.9 million hectares of farmland spread throughout the regions in which we operate and other productive regions in the world. We have developed a methodology to assess farmland and to appraise its potential value with a high degree of accuracy and efficiency by using information generated through sophisticated technology, including satellite images, rain and temperature records, soil analyses, and topography and drainage maps. Our management team has gained extensive experience in transforming and maximizing the appreciation potential of our land portfolio through the implementation of our agribusiness techniques described above. We also have an extensive track record rotating our asset portfolio to generate capital gains and monetize the transformation and appreciation generated through our operations.

•	Experienced management team, knowledgeable employees. Our people are our most important asset. We have an experienced senior management team with an average of more than 20 years of experience working in our sector and a solid track record of implementing and executing large scale growth projects such as land transformations, greenfield developments of industrial plants, and integrating acquisitions within our organization. Recruiting technically qualified employees at each of our farms and operating sites is a main focus of our senior management and a key to our success.
Our Business Strategy
     We intend to maintain our position as a leading agricultural company in South America by expanding and consolidating each of our business lines, creating value for our shareholders. The key elements of our business strategy are:
•	Expand our farming business through organic growth, leasing and strategic acquisitions. We will continue to seek opportunities for organic growth, target attractive acquisition and leasing opportunities and strive to maximize operating synergies and achieve economies of scale in each of our four main farming business areas (coffee, rice, crops and dairy). We plan to continue expanding and consolidating our crop production throughout South America. We also intend to continue expanding our rice segment in terms of production and processing capacity, consolidating our leading position in Argentina and increasing our presence throughout Brazil, Uruguay and other regions, to become a leading regional player. We plan to expand our current dairy production capacity using the “free-stall” model. We believe that the know-how and skills gained from the construction of our first “free-stall” module can be easily replicated, allowing us to scale-up our production efficiently and at a fast rate.

•	Consolidate our sugar and ethanol cluster in the state of Mato Grosso do Sul, Brazil. Our main strategy for our sugar and ethanol business is to build our cluster in Mato Grosso do Sul, Brazil, through the construction of the Ivinhema mill, our second greenfield project, which we expect to reach a full crushing capacity of 6.3 million tons per year by 2017. See “—Sugar, Ethanol and Energy—Our Mills.” Completion of the Ivinhema mill will allow us to complete our advanced cluster with a planned total crushing capacity of 10.3 million tons per year. The consolidation of the cluster will generate important synergies, operating efficiencies and economies of scale such as (i) one centralized management team, reducing total administration cost per ton of sugarcane milled; (ii) a large sugarcane plantation supplying two mills, allowing for non-stop harvesting; and (iii) a reduction in the average distance from the sugarcane fields to the mills, generating important savings in sugarcane transportation expenses. We believe that the Ivinhema mill will allow us to become one of the most efficient and low cost producers of sugar, ethanol and energy in Brazil. Additionally, we plan to continue to monitor closely the Brazilian sugar and ethanol industries and may pursue selective acquisitions that provide opportunities to increase our economies of scale, operating synergies and profitability.

•	Further increase our operating efficiencies while maintaining a diversified portfolio. We intend to continue to focus on improving the efficiency of our operations and maintaining a low-cost structure to increase our profitability and protect our cash flows from commodity price cycle risk. We seek to maintain our low-cost platform by (i) making additional investments in advanced technologies, including those related to agricultural, industrial and logistical processes and information technology, (ii) improving our economies of scale through organic growth, strategic acquisitions, and more efficient production methods, and (iii) fully utilizing our resources to increase our production margins. In addition, we intend to mitigate commodity price cycle risk and minimize our exposure to weather related losses by (i) maintaining a diversified product mix and vertically integrating production of certain commodities and (ii) geographically diversifying the locations of our farms.

•	Continue to implement our land transformation strategy. We plan to continue to enhance the value of our owned farmland and future land acquisitions by making them suitable for more profitable agricultural activities, thereby seeking to maximize the return on our invested capital in our land assets. In addition, we expect to continue rotating our land portfolio through strategic dispositions of certain properties in order to realize and monetize the transformation and appreciation value created by our land transformation activities. We also plan to leverage our knowledge and experience in land asset- management to identify superior buying and selling opportunities.

Operations and Principal Activities
Farming
     Our Farming business line is divided into five main reportable operating businesses, namely crops, rice, coffee, dairy and cattle. We conduct our farming operations primarily on our own land and, to a lesser extent, on land leased from third parties. During harvest year 2010-11 our farming operations were conducted on a total of 307,284 hectares of land, of which we own 269,577 hectares (excluding sugarcane farms) and we lease the remaining 37,707 hectares from third parties. Some of the farms we own are used for more than one production activity at a time. The following table sets forth our production volumes for each of our farming business lines.

	Harvest Year
	2010/2011	2009/2010	2008/2009	2007/2008
Crops (thousands of tons)(1)	91,910	524,890	317,582	351,787
Rice(2) (thousands of tons)	NA	91,723	94,968	98,577
Coffee (thousands of tons)	NA	2,220	2,412	3,028

	Year Ended December 31,
	2010	2009	2008
Dairy(3) (thousands of liters)	41,597	47,479	43,110
Cattle (thousands of tons)(4)(5)	359	4,149	7,229

(1)	Crop production volume for the 2010/2011 harvest year includes only our wheat and barley harvest, as the remaining crops were not yet harvested as of December 31, 2010.

(2)	Expressed in tons of rough rice produced in farms we own or lease.

(3)	Raw milk produced.

(4)	Measured in tons of live weight. Production is the sum of the net increases (or decreases) during a given period in live weight of each head of beef cattle we own.

(5)	In December 2009, we sold 55,543 head of cattle to a third party. The third party currently leases most of our grazing land to raise and fatten the cattle. Lease prices under the lease agreements are tied to the market price of cattle. See “—Cattle Business”
Crops Business (Grains, Oilseeds and Cotton)
     Our agricultural production is mainly based on growing crops on a total area of approximately 166,981 hectares for the 2010/2011 harvest year, which includes leased land and hectares planted in second harvests. Our main products include soybean, corn, wheat, sunflower, and cotton. Other products, such as rapeseed, sorghum and barley, among others, are sown occasionally and represent only a small percentage of total sown land.
     The following table sets forth, for the harvest years indicated, the planted hectares for our main products:

	Harvest Year
	2010/2011	2009/2010	2008/2009	2007/2008
Product Area	(In hectares)
Soybeans(l)	90,167	87,522	63,973	47,409
Corn(l)	30,505	27,720	20,200	24,189
Wheat	25,656	21,728	18,917	15,792
Sunflower	9,943	14,784	16,539	7,775

	Harvest Year
	2010/2011	2009/2010	2008/2009	2007/2008
Product Area	(In hectares)
Cotton	3,242	425	3,159	3,478
Other crops	3,815	11,501	11,348	3,930
Forage	3,653	4,561	5,382	4,454
Total(2)	166,981	168,241	139,518	107,027

(1)	Includes hectares planted in second harvests.

(2)	Includes 3,653 hectares, 4,561 hectares, 5382 hectares and 4,454 hectares used for the production of forage during the 2010/2011, 2009/2010, 2008/2009 and 2007/2008 harvest years, respectively.
     The following table sets forth, for the harvest years indicated, the production volumes for our main products

	Harvest Year
	2010/2011(1)	2009/2010	2008/2009	2007/2008
Crop Production	(In thousands of tons)
Soybeans	N/A	241,848	96,982	90,724
Corn	N/A	180,613	115,900	153,751
Wheat	N/A	49,592	41,556	61,951
Sunflower	N/A	17,193	22,128	15,841
Cotton	N/A	1,068	9,218	15,748
Other crops	N/A	34,576	31,799	13,772
Total	N/A	524,890	317,582	351,787

(1)	As of the date of this annual report, the 2010/2011 harvest was not fully completed. 2010/2011 harvesting operations began in October 2010 with the harvest of winter crops, and will finish in August 2011, with the harvest of coffee.
     The following table below sets forth, for the periods indicated, the sales for our main products:

	Year Ended December 31,
	2010	2009	2008	2007
Sales	(In thousands of $)
Soybeans(l)	64,890	44,116	39,025	26,829
Corn	23,968	14,654	22,547	11,186
Wheat	7,939	10,218	15,407	8,310
Sunflower	4,880	5,517	5,615	1,096
Cotton	2,395	11,905	5,813	6,941
Other crops(2)	4,090	5,619	7,580	4,931
Total	108,162	92,029	95,987	59,293

(1)	Includes sales of soybean oil and soybean meal accounting for $8,420 thousand and $1,692 thousand for the years ended December 31, 2009 and 2008, respectively.

(2)	Includes other crops and farming services.
Soybeans
     Soybeans are an annual legume widely grown due to their high content of protein (40%) and oil (20%). They have been grown for over 3,000 years in Asia and, more recently, have been successfully cultivated around the world. Today, the world’s top producers of soybeans are the United States, Brazil, Argentina, China and India. Soybeans are one of the few plants that provide a complete protein supply as they contain all eight essential amino acids. About 85% of the world’s soybeans are processed, or “crushed,” annually into soybean meal and oil. Approximately 98% of soybean meal is further processed into animal feed, with the balance used to make soy flour and proteins. Of the oil content, 85% is consumed as edible oil and the rest is used for industrial products such as fatty acids, soaps and biodiesel. We sell our soybeans mainly to crushing and processing industries, which produce soybean oil and soybean meal used in the food, animal feed and biofuel industries.
     We grow soybeans in Argentina, Brazil and Uruguay. In the 2007/2008 harvest year, our total soybean production was 90,724 tons, representing 26% of our total crop production and 46% of our total planted area. In the 2008/2009 harvest year, our total soybean production was 96,982 tons, representing 31% of our total crop production and 48% of our total planted area. In the 2009/2010 harvest year, we planted a total area of 87,522 hectares of soybeans, producing a total of 241,848 tons representing 54% of our total planted area that year, and 46% of our total crop production. In the 2010/ 2011 harvest year, we planted a total area of 90,167 hectares of soybeans. Soybeans comprised 19% of our total sales in 2007, 16% of our total sales in 2008, 14% of our total sales in 2009 and 15% of our total sales in 2010.
Corn
     Corn is a cereal grown around the world and is one of the world’s most widely consumed foods. The main component of corn grain is starch (72% to 73% of grain weight), followed by proteins (8% to 11%). Corn grain is directly used for food and animal feed (beef, swine and poultry meat production and dairy). Corn is also processed to make food and feed ingredients (such as high fructose corn syrup, corn starch and lysine), or industrial products such as ethanol and polylactic acid (PLA). Oil, flour and sugar are also extracted from corn, with several uses in the food, medicine and cosmetic industries. Additionally, there are specific corn types used for direct human consumption such as popcorn and sweet corn.
     We grow corn in Argentina, Brazil and Uruguay. In the 2007/2008 harvest year, our total corn production was 153,751 tons, representing 44% of our total crop production and 24% of our total planted area. In the 2008/2009 harvest year, our total corn production was 115,900 tons, representing 36% of our total crop production and 15% of our total planted area. In the 2009/2010 harvest year, we planted a total area of approximately 27,720 hectares of corn, including the second harvest, producing a total of 180,613 tons of corn representing 17% of our total planted area that year, and 34% of our total crop production. In the 2010/2011 harvest year, we planted a total area of approximately 30,505 hectares of corn, including the second harvest.
     Corn comprised 8% of our total sales in 2007, 9% of our total sales in 2008, 5% of our total sales in 2009 and 6% of our total sales in 2010.
Wheat
     Wheat is the world’s largest cereal-grass crop. Unlike other cereals, wheat grain contains a high amount of gluten, the protein that provides the elasticity necessary for excellent bread making. Although most wheat is grown for human consumption, other industries use small quantities to produce starch, paste, malt, dextrose, gluten, alcohol, and other products. Inferior and surplus wheat and various milling byproducts are used for livestock feed. We sell wheat to exporters and to local mills that produce flour for the food industry.
     We grow wheat in Argentina and Uruguay. In the 2007/2008 harvest year, our total wheat production was 61,951 tons, representing 18% of our total crop production and 15% of our total planted area. In the 2008/2009 harvest year, our total wheat production was 41,556 tons, representing 13% of our total crop production and 14% of our total planted area. In the 2009/2010 harvest year, we planted a total area of approximately 21,728 hectares of wheat, producing a total of 49,592 tons of wheat representing 13% of our total planted area that year, and 10% of our total crop production. In the 2010/2011 harvest year, we planted a total area of approximately 25,656 hectares of wheat.

     Wheat comprised 6% of our total sales in 2007, 6% of our total sales in 2008, 3% of our total sales in 2009 and 2% of our total sales in 2010.
Sunflower
     There are two types of sunflower, the most important in terms of volume being the oilseed sunflower, which is primarily grown for the oil extracted from the seed. Sunflower oil is considered one of the top three oils for human consumption, due to its high oil content (39-49%) and its oil composition (90% of oleic and linoleic oil). The other type of sunflower is the confectionary sunflower, which is used for direct human consumption. Sunflower seeds are an exceptional source of vitamin E, omega-6 fatty acids, dietary fiber and minerals. We grow both types of sunflower.
     We grow sunflower in Argentina and Uruguay. In the 2007/2008 harvest year, our total sunflower production was 15,841 tons, representing 5% of our total crop production and 5% of our total planted area. In the 2008/2009 harvest year, our total sunflower production was 22,128 tons, representing 7% of our total crop production and 7% of our total planted area. In the 2009/2010 harvest year, we planted a total area of approximately 14,784 hectares of sunflower, producing a total of 17,193 tons of sunflower, representing 9% of our total planted area that year, and 3% of our total crop production. In the 2010/2011 harvest year, we planted a total area of approximately 9,943 hectares of sunflower. Sunflower comprised 1% of our total sales in 2007, 2% of our total sales in 2008, 2% of our total sales in 2009 and 1% of our total sales in 2010.
Cotton
     Cotton is the world’s most popular natural fiber. The cotton fiber is made primarily into yarns and threads for use in the textile and apparel sectors. Clothing accounts for approximately 60% of cotton consumption. Cotton is also used to make home furnishings, such as draperies (the third major end use), or professional garments (about 5% of cotton fiber demand). The cottonseed is used in animal feeding or crushed in order to separate its three products — oil, meal and hulls. Cottonseed oil is used primarily for cooking oil and salad dressing. In recent years, there has been a growing demand for cotton oil for biodiesel production.
     We plant upland cotton, the most common type of cotton planted and processed around the world. We produce and sell cotton lint and cotton seed.
     We grow cotton in the western part of Bahia, Brazil. In the 2007/2008 harvest year, our total cotton production was 15,748 tons, representing 4% of our total crop production and 3% of our total planted area. In the 2008/2009 harvest year, our total cotton production was 9,218 tons, representing 3% of our total crop production and 2% of our total planted area. In the 2009/2010 harvest year, we planted a total area of approximately 425 hectares of cotton, including the second harvest, producing a total of 1,068 tons of cotton, representing 1% of our total planted area that year, and 1% of our total crop production. In the 2010/2011 harvest year, we planted a total area of approximately 3,242 hectares of cotton. Cotton comprised 5% of our total sales in 2007, 2% of our total sales in 2008, 4% of our total sales in 2009 and 0.6% of our total sales in 2010.
Other Crops
     In addition to wheat, sunflower, corn, soybeans, and cotton, we produce barley, sorghum and rapeseed on approximately 3,800 hectares in certain farms located in Argentina and Uruguay. In addition, we also provide farming services.
     In the 2007/2008 harvest year, our total production from these crops was 13,772 tons, representing 4% of our total crop production and 4% of our total planted area. In the 2008/2009 harvest year, our total production from these crops was 31,799 tons, representing 10% of our total crop production and 8% of our total planted area. In the 2009/2010 harvest year, we planted a total area of approximately 11,501 hectares of other crops, producing a total of 34,576 tons, representing 7% of our total planted area that year, and 7% of our total crop production. In the 2010/2011 harvest year, we planted a total area of approximately 3,815 hectares of other crops. Other crops comprised 3% of our total sales in 2007, 3% of our total sales in 2008, 2% of our total sales in 2009 and 1.0% of our total sales in 2010.
Forages
     In addition to the above mentioned crops, we are engaged in the production of forage in Argentina, including corn silage, wheat silage, soybean silage and alfalfa silage. We use forage as cow feed in our dairy operation. During the 2009/2010 harvest year, we planted 4,561 hectares and produced 52,482 tons of forage. During the 2010/2011 harvest year, we planted 3,653 hectares of forage.
Crop Production Process
     Our crop production process is directly linked to the geo-climatic conditions of our farms and our crop cycles, which define the periods for planting and harvesting our various products. Our crop diversification and the location of our farms in various regions of South America enable us to implement an efficient planting and harvesting system throughout the year, which includes second harvests in many cases. Our production process begins with the planting of each crop. After harvesting, crops may go through a processing phase where the grain or seeds are cleaned and dried to reach the required market standards.
     For additional discussion of our harvest years and the presentation of production and product area information in this annual report, see “Presentation of Financial and Other Information—Fiscal Year and Harvest Year.”
Rice Business
     Rice is the main food staple for about half of the world’s population. Although it is cultivated in over 100 countries and on almost every continent, 90% of the world’s rice is grown and consumed in Asia. Globally, rice is the most important crop in terms of its contribution to human diets and production value. There are three main types of rice: short grain, medium grain and long grain rice. Each one has a different taste and texture. We produce long grain rice and Carolina double rice, a variety of medium grain rice.
     We conduct our rice operation in the northeast of Argentina, which is one of the most efficient locations in the world for producing rice at a low cost. This is a result of optimum natural agronomic conditions, including plentiful sunlight, abundant availability of water for low cost irrigation and large quantities of land. The use of public water for artificial irrigation is governed by provincial regulations and is subject to the granting of governmental permits. We have current permits for our use of water in our production of rice in the provinces of Corrientes and Santa Fe. Maintenance of our permits is subject to our compliance with applicable laws and regulations, which is supervised by the corresponding governmental authority (e.g., the Ministry of Water, Public Services and Environment (Ministerio de Agua, Servicios Publicos y Media Ambiente), in the province of Santa Fe, and the Water Institute of the Province of Corrientes (Instituto Correntino del Agua)).
     The following table sets forth, for the harvest years indicated, the total number of planted rice hectares we owned and leased as well as the overall rough rice we produced:

	Harvest Year
Rice Product Area & Production	2010/2011	2009/2010	2008/2009	2007/2008
Owned planted area (hectares)	22,973	10,831	13,417	11,981
Leased planted area (hectares)	4,568	7,311	3,840	2,839
Total rice planted (hectares)	27,542	18,142	17,258	14,820
Rough rice production (thousands of tons)	N/A	91.723	94.968	98.577
     We grow rice on 5 farms we own and 5 farms we lease, all located in Argentina. In the 2007/2008 harvest year, our total rice production was 98,577 tons, representing 22% of our total farming production and 12% of our total planted area. In the 2008/2009 harvest year, our total rice production was 94,968 tons, representing 23% of our total farming production and 11% of our total planted area. In the 2009/2010 harvest year, our total rice production was 94,968 tons, representing 23% of our total farming production and 11% of our total planted area. In the 2009/2010 harvest year, we planted a total area of approximately 18,142 hectares of rice, producing a total of 91,723 tons, representing 10% of our total planted area that year, and 15% of our total farming production. In the 2010/2011 harvest year, we planted a total area of approximately 27,542 hectares of rice, representing 14% of our total planted area.
     During mid 2010, we began the construction of our fourth rice mill. The new mill is located in the province of Santa Fe, Argentina. As of March 31, 2011, assembly of storage and drying facilities and equipment was completed and the mill began receiving, drying and storing rice produced at our San Joaquin farm. We expect the facility to be ready to start milling operations during the third quarter of 2011.
Production Process
     The rice production year lasts approximately five to six months, beginning in September of each year and ending in April of the following year. Rice planting continues until November, followed by treatment of the rice, which lasts approximately three months, until January. In February we begin harvesting, which lasts until April. After harvesting, the rice is ready for processing.
     We process rice in our 4 rice mills in Argentina, where we are able to process our entire rice crop and utilize our excess milling capacity to process rough rice we purchase from third party growers.
     At the mill, we clean the rice to remove all impurities. We then put it through a dryer to remove excess moisture from the grains. Proper drying results in increased storage life prevents deterioration in quality and leads to optimum milling. Once dried, the rice grain, now known as rough rice or paddy rice, is ready for storage. We store rice in elevators or in silo bags until milling. During the milling process, the rough rice goes through a de-husking machine that removes the husk from the kernel. The rice that is obtained after this process is known as brown rice and is ready for human consumption. Brown rice is then polished to remove the excess bran, thereby creating white rice.
     The main objective of the milling process is to remove the husk and the bran, preserving the quality of the whole grain. Although the process is highly automated and uses advanced technology, some rice grains are broken in the process. The percentage of broken rice depends on a number of factors such as the crop development cycle at the farm, the variety of the grain, the handling and the industrial process. Average processing of rough rice results in 58% white rice, 11% broken rice and 31% rice husk and bran which is sold for use as cattle feed or floor bedding in the poultry business.

	Year Ended December 31,
	2010	2009	2008	2007
Processed Rice Production		(In thousands of tons)
Rough rice processed — own	75,752	94,968	98,577	98,980
Rough rice processed — third party	52,957	62,083	20,587	27,732
Total rough rice processed	128,709	157,051	119,164	126,712
White rice	66,035	77,440	66,841	70,300
Brown rice	6,699	11,559	2,557	4,940
Broken rice	14,792	19,859	12,407	11,739
Total processed rice	87,526	108,858	81,804	86,980

	Year Ended December 31,
	2010	2009	2008	2007
Processed Rice Sales		(In thousand of $)
Total Sales	61,585	69,350	56,925	26,422
     Rice comprised 19% of our total sales in 2007, 23% of our total sales in 2008, 22% of our total sales in 2009 and 14% of our total sales 2010.

   Rice Seed Production
     In our rice seed facility in Argentina, we are involved in the genetic development of new rice varieties adapted to local conditions to increase rice productivity and quality to improve both farm production as well as the manufacturing process. In connection with these efforts, we have entered into agreements with selected research and development institutions such as the National Institute of Agriculture Technology (Institute Nacional de Tecnología Agropecuaria, or “INTA”) in Argentina, the Latin American Fund for Irrigated Rice (Fondo Latinoamericano para Arroz de Riego, or “FLAR”) in Colombia, the Santa Catarina State Agricultural Research and Rural Extension Agency (Empresa de pesquisa Agropecuária e Extensão Rural de Santa Catarina, or “EPAGRI”) in Brazil and Badische Anilin- und Soda-Fabrik (“Basf”) in Germany. Our own technical team is continuously testing and developing new rice varieties. Our first rice seed variety was released to the market in 2008, and we are currently in the final stages of releasing three new varieties. These seeds are both used at our farms and sold to rice farmers in Argentina, Brazil, Uruguay and Paraguay. We are also developing, alongside Basf, a herbicide-tolerant rice variety to assist in the control of harmful weeds.
Coffee Business
     The coffee plant is a woody perennial evergreen. Brazil is the biggest coffee producing country in the world, followed by Vietnam and Colombia. Coffee is exported as a green bean and is then processed depending on the market. While there are several different coffee species, two main species of coffee are cultivated today. Arabica coffee accounts for approximately 60% of the world’s production, and Robusta coffee accounts for about 40% and differs from the Arabica coffees in terms of quality and taste. We produce Arabica coffee, distinguished by its high quality, that is considered to be an “estate coffee,” which, according to international markets standards, is coffee produced and processed on a specific farm and thus not mixed with coffee from other farms or farmers.
     Our Mimoso farm produces world renowned “specialty coffee,” which is sold to the best roasters in Europe, the U.S. and Japan. Coffee quality experts consistently select our coffee as a top quality estate coffee. It is certified according to the rigorous sustainability standards of the Rainforest Alliance, Utz and the Brazil Specialty Coffee Association — BSCA. We are equally concerned with the quality of our coffee and with bridging the gap between the consumer and the producer to assure the sustainable quality demanded in the specialty market. We strive to develop long-term relationships with our clients to guarantee consistent supply.
     We grow mainly high quality coffee varieties, using center pivot and drip irrigation, adopting a stress period to induce flowering, which guarantees a gradual and uniform maturation.
     The following table sets forth, for the harvest years indicated, the production and sales volumes for our coffee:

	Harvest Year
Coffee Production & Sales	2010/2011	2009/2010	2008/2009	2007/2008
Coffee plantation (hectares)	1,632	1,632	1,632	1,632
Coffee pruning area (hectares)	227	406	241	—
Coffee production (thousands of tons)	NA	2,220	2,412	3,028

	Year Ended December 31,
	2010	2009	2008	2007
		(In thousands of $)
Coffee sales	7,572	14,265	15,948	7,267
     We grow coffee in western Bahia, Brazil, where agro-ecological conditions are well-suited for producing “specialty coffee” due to the availability of water for irrigation, the absence of frosts, and the possibility of having a fully mechanized harvest due to flat topography. These conditions allow us to obtain a stable bean quality and to reduce yield volatility. We grow coffee on 3 farms and have 1,632 hectares of planted coffee trees and have available land and water to expand our operations to 2,700 hectares. In the 2007/2008 harvest year, our total coffee production was 3,028 tons. In the 2008/2009 harvest year, our total coffee production was 2,412 tons. In the 2009/2010 harvest year, we produced 2,412 tons of coffee. Coffee comprised 5% of our total sales in 2007, 7% of our total sales in 2008, 5% of our total sales in 2009 and 2% of our total sales 2010.
Coffee Production Process
     Coffee seeds are initially planted in nursery beds where they are raised and nurtured in a protected environment until they reach a height of approximately 50 to 60 cm, which takes between 8 to 12 months. Coffee plants are then transplanted to the coffee fields where they grow for about two years, after which the coffee tree is harvested for the first time and begins its productive cycle. Productive maturity is achieved during the fifth year, and coffee trees remain productive until the tree reaches 15 to 20 years of age, at which point the tree must be replaced. Coffee trees require annual maintenance consisting of fertilization, pest and disease control and irrigation if necessary. Additionally, coffee trees must undergo a pruning program every 4 to 5 years to maintain the shape of the tree adequate for mechanized harvesting, which usually results in higher yields.
     The coffee harvest year lasts from August of each year to August of the following year. The plantation is treated for approximately nine months, from August of each year until May of the following year. In late May or early June, the harvest begins, which lasts until mid-August. After harvesting, we begin the processing process, which lasts until the end of October.
     We process coffee at our facilities. The three processing stages coffee undergoes prior to commercialization are pulping, drying and sorting into various types according to world market demand.
Dairy Business
     We conduct our dairy operation in two of our farms located in the Argentine humid pampas region. This region is one of the best places in the world for producing raw milk at a low cost, due to the availability of grains, forage and grass produced efficiently and at low cost and the favorable weather for cow comfort.
     The following table sets forth, for the periods indicated below, the total number of our dairy cows, average daily liter production per cow and our total milk production:

	Year Ended December 31,
Dairy Herd & Production	2010	2009	2008	2007
Total dairy herd (head)	9,178	9,743	9,587	8,838
Average milking cows	4,225	4,594	4,377	3,837
Average daily production (liters per cow)	27.0	28.3	26.9	24.7
Total production (thousands of liters)	41,597	47,479	43,110	34,592

	Year Ended December 31,
	2010	2009	2008	2007
		(In thousands of $)
Sales (thousands of $)	14,297	11,894	14,821	17,841
     As of December 31, 2010, we owned a dairy herd of 9,178 head, including 4,225 cows and heifers in milk. Our dairy operation consists of three dairy facilities — two traditional grazing dairies and one advanced “free-stall” dairy. In 2010, our cows produced an average of 27.0 liters of milk per cow per day compared to approximately 28.3 liters per cow per day in 2009. Our facilities allow us to milk 5,000 cows per day.
     Dairy comprised 13% of our total sales in 2007, 6% of our total sales in 2008, 4% of our total sales in 2009 and 3% of our total sales 2010.

Production Process
     We have genetically improved our Holando Argentine Holstein dairy herd through the use of imported semen from North American Holstein bulls. We wean calves during the 24 hours subsequent to birth and during the next 60 days raise them on pasteurized milk and high protein meal. Male calves are fed concentrates and hay for an additional 30 days in the farm before they are sent to our feedlot to be fattened for sale. Young heifers remain in open corrals during the next 13 months where they are fed with concentrates and forage until they are ready for breeding. Calving occurs nine months later. Heifers are subsequently milked for an average of 320 days. Dairy cows are once again inseminated during the 60- to 90-day period following calving. This process is repeated once a year for a period of six or seven years. The pregnancy rate for our herd is between 85% and 90% per year.
     Each cow in our dairy herd is mechanically milked two or three times a day depending on the production system. The milk obtained is cooled to less than four degrees centigrade in order to preserve its quality and is then stored in a tank. Milk is delivered to our joint venture, “La Lácteo,” on a daily basis by tank trucks. We feed our dairy cows mainly with corn and alfalfa silages, some grass and corn grain, supplemented as needed with soybean by-products, hay, vitamins and minerals.
     We have invested in technology to improve the genetics of our cows, animal health and feeding in order to enhance our milk production. These investments include top quality semen from genetically improved North American Holstein bulls, agricultural machinery and devices, use of dietary supplements and modern equipment to control individual milk production and cooling. Our feeding program is focused on high conversion of feed into milk, while maintaining cows in good health and comfort. We have also invested in technology and know-how so as to increase our forage production and utilization.
     In 2007, we began the construction of an advanced “free-stall” dairy in Argentina, which we believe was the first of its kind in South America, and started operating in March 2008. This new technology allows large- scale milk production at increased efficiency levels. Our free-stall dairy model consists of 3,000 cows confined inside a large barn where they are free to move within the indoor corrals. We feed our cows specific protein rich diets composed of corn grain and silage and milk them three times a day, using a milking mechanism consisting of an 80-cow rotary platform, which milks an average of 400 cows per hour.
     Implementation of the free-stall system allows us to position ourselves as a key player in the dairy industry and will boost our agricultural and industrial integration presence in the South American agricultural sector. By eliminating cow grazing, we reduce the amount of land utilized for milk production and free up more land for our agricultural and land development activities. Cow productivity (measured in liters of milk produced per day) using the free-stall system increases by up to 40% compared to traditional grazing systems. These productivity gains are because the free-stall system significantly improves the conversion rate of animal feed to milk, resulting in an approximate 40% increase in the conversion ratio, or the production of 1.4 liters of milk for each 1 kg of animal feed as compared to the average of 1 liter of milk for each 1 kg of feed associated with the usual grazing model.
     This increased productivity and conversion rate are mainly due to improved cow comfort and an enhanced diet quality. We assess cow comfort through the engagement of expert consultants, who recommended designing beds covered with sand. The sand plays a significant role in helping cows to rest comfortably. Additionally, we installed a cooling system to increase cow comfort as well. This system relies on water sprinklers and ventilation fans located all over the facility to create a controlled, cool atmosphere, which improves cow comfort since the Holstein herd is originally adapted to cold regions. Additionally, we manage diet quality by adapting our feeding regimen based on the various feeding stages in the lifetime of each cow. The actual feeding is fully mechanized, and we carefully control the harvesting and storage of feed. The control of all productivity variables, such as reproduction, health and operations, supports efficiency gains through standardized processes. Finally, the physical concentration of the animals facilitates efficient overall management of the dairy business as a whole. In terms of the environment, the free-stall model allows for a better effluent treatment, which includes a sand-manure separator stage, a decantation pool and an anaerobic lagoon. All these processes help to decrease the organic matter content of the effluent and deliver a cleaner output. The final treated effluent is used to fert-irrigate crops adjacent to the dairy operation. Accordingly, we transform dairy waste into a high value-added by-product, which reduces fertilizer usage.

     The free-stall dairy is expected to allow us to become an efficient large-scale milk producer and optimize the use of our resources (land, cattle and capital) through the standardization of processes. Process standardization provides high operational control and allows us to scale-up our production efficiently and quickly.
La Lácteo Joint Venture
     In 2007, Adecoagro entered into an agreement with Agropur Cooperative, a Canadian-based dairy cooperative, to form a joint venture named Grupo La Lácteo. In this transaction, we contributed our wholly owned subsidiary La Lácteo S.A., an entity engaged in the processing and sale of milk and milk-related products (previously acquired in August 2007), while Agropur Cooperative contributed cash. Each of us and Agropur Cooperative owns 50% of the joint venture, and the joint venture agreement in place creates joint control over Grupo La Lácteo. The formation of this joint venture was completed in December 2007. As of December 31, 2010, La Lácteo manages approximately 250,000 liters of milk per day, producing a broad variety of dairy products including fluid milk, yogurt, butter, cheese, and others.
     On November 7, 2007, Adeco Agropecuaria S.A. entered into a Milk Supply Offer Agreement with La Lácteo S.A. (as amended on February 1, 2010), pursuant to which we committed to sell and La Lácteo S.A. committed to purchase, approximately 80,000 liters of Adeco Agropecuaria S.A.’s milk production per day. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Milk Supply Agreement.” All of our production for the domestic market is industrialized at La Lácteo S.A., while our export volumes of powdered milk are industrialized in plants operated by third parties.
Cattle Business
     Until December 2009, we owned approximately 58,348 head of cattle — other than our cows used for the production of raw milk — which we fattened for sale to meat processors and in local livestock auction markets. Our cattle business primarily consisted of beef breeding and fattening activities during the years ended December 31, 2009, 2008 and 2007. In December 2009, we strategically decided to sell almost all of our cattle herd — other than our dairy cows — to Quickfood S.A. (“Quickfood”), an Argentine company listed on the Buenos Aires Stock Exchange and a subsidiary of the Brazilian company Marfrig Alimentos S.A. (“Marfrig”), for a purchase price of $14.2 million. Additionally, we entered into a lease agreement under which Quickfood leases grazing land from us to raise and fatten the purchased cattle. As required by antitrust law, we reported this transaction to Argentina’s National Commission for the Defence of Competition (Comision Nacional de Defensa de de la Competencia, or “CNDC”). The CNDC’s administrative approval of the transaction is pending. We do not believe that the CNDC will object to the form and substance of the transaction. See “—Material Agreements—Argentina—Agreement with Quickfood S.A.”
     After this sale, our cattle business primarily consists of leasing (i) approximately 74,000 hectares of grazing land located in the Argentine provinces of Corrientes, Formosa, Santa Fe and Santiago del Estero, for an annual price equal to the equivalent in Argentine Pesos of 30 kilograms of meat per hectare, calculated in accordance with the Steer Index of the Liniers Market (INML), for a period of 10 years, renewable by the parties and (ii) two feed lots located in the Argentine provinces of Corrientes and Santa Fe, for an annual price of $25,000 each. Additionally, as of March 31, 2011, owned approximately 1,254 head of cattle and two cattle feedlots with a capacity to hold 6,500 heads, which we use for fattening activities. We may purchase additional cattle in the future.

     The following table indicates, for the periods set forth below, the number of cattle (other than dairy cows) for each activity we pursued:

	Year Ended December 31,
	2010	2009	2008	2007
		(Head of cattle)
Breeding(l)	—	79,784	91,263	—
Fattening	1,254	2,804	15,881	13,278
Total	1,254	2,804	95,665	104,541

(1)	For classification purposes, upon birth, all calves are considered to be in the breeding process.
     The cattle business comprised 5% of our total sales in 2007, 4% of our total sales in 2008, 9% of our total sales in 2009 and 1% of our total sales 2010.
Storage and Conditioning
     Our storage and conditioning facilities for our farming line of business allow us to condition, store and deliver our products with no third-party involvement. All our crop storage facilities are located close to our farms, allowing us to (i) reduce storage and conditioning costs; (ii) reduce freight costs since we only commence moving the product once the final destination is determined, whether locally or to a port, (iii) capitalize on fluctuations in the prices of commodities; and (iv) improve commercial performance by mixing grains to avoid discounts due to sub-standard quality.
     We own five conditioning and storage facilities for grains and oilseeds, with a total built storage capacity of 28,800 tons. Our largest storage facility, with a capacity of 18,700 tons, is located in the province of Santa Fe, Argentina, in the town of Christophersen. It has a railway loading terminal, providing logistical flexibility and savings. We also own in Argentina four rice mills, which account for over 255,000 tons of total storage capacity, and two additional storage and conditioning facilities for rice handling, with a total storage capacity of 5,700 tons.
     Set forth below is our storage capacity as of December 31, 2010:

Storage Capacity	Nominal
Crops (tons)	28,800
Rice (tons)	135,919
     In addition, we use silo bags to increase our storage capacity at low cost. Silo bags are a revolutionary and efficient low-cost method for grain storage. As crops are harvested, they are placed inside large polyethylene bags that can be left in the fields for approximately 12 months without damaging the grain. Each silo bag can hold up to 180 to 200 tons of product, depending on the type of grain. During the 2009/2010 harvest year, we stored approximately 30% of our grain production through silo bags.
     Silo bags offer important operational and logistic advantages, such as (i) low cost storage; (ii) flexible and scalable capacity that is adapted based on production and commercial strategy; (iii) harvest efficiencies since the bags are filled on the field allowing for a non-stop harvest operation regardless of any logistical setbacks; (iv) logistic efficiencies leading to lower freight since grains are transported during the off-season when truck fares are lower; (v) increased ability to monitor quality and identify different grain qualities, since grains are stored in relatively small amounts (200 tons) and easily monitored, maximizing our commercial performance; and (vi) better use of our drying capacity throughout the year. Silo bags are commercially accepted. Grains stored in silo bags can be sold in the market, and if such grains are to be delivered post harvest, we charge storage costs. Additionally, we can store grains to be used as seed during the following season (soybeans, rice and wheat), achieving quality seed management. We have expanded the use of silo bags from Argentina to our operations in Brazil and Uruguay. Currently, we are extending the usage of silo bags to store fertilizers and are developing their use with respect to coffee beans.
     Grain conditioning facilities at our farms allow our trade desk to optimize commercialization costs and to achieve commercial quality standards and avoid price discounts. These facilities are operated to dry, clean, mix and separate different qualities of each grain in order to achieve commercial standards. By mixing different batches of a same grain type, differentiated by quality parameters such as moisture, percentage broken, and percentage damaged, among others, we can achieve commercial standards without having to discount a lower-quality stand-alone batch. Efficient management of these facilities results in a lower cost for grain conditioning and a better achievable price. In order to maximize this situation, our conditioning facilities trend to process as much grain as possible, which is roughly more than four times their storage capacity.
Set forth below is our drying capacity as of December 31, 2010:

Drying Capacity	Nominal
Crops (tons/day)	2,400
Rice (tons/day)	6,600
     Some grains such as soybeans, wheat and rice, can be used for seed during the next planting season. We produce almost 97% of the seed used for planting these crops in our fields. The seed is stored in silo bags and/or grain facilities, where it can be processed, classified, and prepared for planting during next crop season. A deep survey and monitoring process is carried out in order to evaluate, control and deliver high quality seed to our farms.
     The rest of our seed requirements are purchased from seed suppliers in order to incorporate new enhanced varieties into our planting plan.
     Additionally, as of December 31, 2010, we owned two coffee processing facilities in Brazil, where we clean, dry and classify different types of commercial coffee beans. Apart from processing, those facilities have a storage capacity of 30,400 bags, or 1,800 tons of processed coffee.
Marketing, Sales and Distribution
Crops
     In Argentina, grain prices are based on the market prices quoted on Argentine grain exchanges, such as the Bolsa de Cereales de Buenos Aires and the Bolsa de Cereales de Rosario, which use as a reference the prevailing prices in international grain exchanges (including CBOT and ICE-NY). In Uruguay, local prices are based on an export parity (during harvest) or import parity in the case of post-harvest sales, which, in each case, take into account the prices and costs associated with each market. In Brazil, the grain market includes the Bolsa de Mercadorias e Futuros (Brazilian Grain Exchange), which, as in Argentina, uses as a price reference the international grain exchanges (including CBOT and ICE-NY). Prices are quoted in relation to the month of delivery and the port in which the product is to be delivered. Different conditions in price, such as terms of storage and shipment, are negotiated between us and the end buyer. We negotiate sales with the top traders and industrial companies in our markets. We also engage in hedging positions by buying and selling futures and options in commodities exchanges, including the Chicago Board of Trade, the New York Board of Trade, BM&FBOVESPA and the Mercado a Término de Buenos Aires (MATBA).
     Soybeans: Our soybean crop is sold to local companies and is ultimately exported or diverted to the crushing industry. Approximately 74% of the soybean crop is hedged pre-harvest, by forward sales, sales in the futures markets, and production agreements. Post-harvest sales are a function of the export market versus local premiums paid by crushers (oil, meal and biodiesel). Our largest customers are Noble Americas Corp. (“Noble”), Bunge International Commerce Ltd. (“Bunge”), Cargill S.A.C.I. and Molinos Rio de la Plata S.A., comprising approximately 66% of our sales in the year ended December 31, 2010. In Argentina, the applicable export tax rate on soybeans is 35%.
     Corn: Approximately 60% to 70% of our Argentine and Uruguayan production, respectively, is exported, with the remainder destined for domestic use in feedlots, the poultry industry and in our dairy operations. All of our Brazilian production is sold domestically for regional consumption. We typically sell about 50% of our corn pre-harvest due to logistical issues. We sell approximately 10% of our corn production for special products such as popcorn and corn seed. Our largest customers are Leiva Chavés María Luz, Bunge, Noble and POP Argentina S.A., comprising approximately 60% of our sales in the year ended December 31, 2010. In Argentina, the applicable export tax rate on corn is 20%.
     Wheat: We sell the majority of our wheat into the export market (63% of our Argentine production and 47% of our Uruguayan production), followed by local mills (29% of our Argentine production and 43% of our Uruguayan production) and feed wheat buyers. Brazil is the main importer of our wheat. Due to logistics, we sell to the export market during harvest time and store the higher quality wheat to sell later in the year to local millers. We typically sell half of our wheat production pre-harvest. Our largest customers are Bunge, Granar S.A., ADM Argentina S.A., and Alfredo C. Teopfer International, comprising approximately 60% of our sales in the year ended December 31, 2010. In Argentina, the applicable export tax rate on wheat is 23%.
     Sunflower: Our sunflower production from Argentina and Uruguay is sold to local crushing companies. Sales are made pursuant to forward sales, spot sales and production agreements (as sunflower for confectionary and seed). Our largest customers are Molinos Río de la Plata S.A., Nidera S.A. and Granar S.A., comprising approximately 84% of our sales in the year ended December 31, 2010. In Argentina, the applicable export tax rate is 32%.
     Cotton: We typically make pre-harvest sales of cotton fiber produced in Brazil into the export market. Sales for the textile industry are based on domestic demand and premiums. Our largest customers are Vicunha Textil SA and Multigrain Argentina S.A., comprising approximately 77% of our sales in the year ended December 31, 2010. In Argentina, the applicable export tax rate is 32%. Cottonseed is sold in the domestic market to meet feed demand and to crushers (producing oil for domestic use or biodiesel).
     Rice: Rough rice is available for sale commencing after the harvest of each year. White rice availability is based on our milling capacity. 68% of our total rice production is sold into the export market, with the remainder sold in Argentina in the retail market. Brazil is the largest importer of our rice with 39% of our exported volume, followed by Iraq with 25%, and the remainder sold to Europe, South America and West Africa. In November 2007, we began to promote our rice in the Brazilian retail market, promoted by our Monte Alegre brand of sugar. Argentina’s retail market is comprised of four types of rice and three brands that have a 14.3% market share. Rice prices are based on regional supply demand and exchange rate in Brazil.
     Our largest customers for rice are Josapar Joaquim Oliveira S.A. Participacoes, Carreteiro Alimentos Ltda., Sao Joao Alimentos Ltda. and VA Intertrading Aktiengesellschaft, comprising approximately 46% of our sales in the year ended December 31, 2010. In Argentina, the applicable export tax rate is 10% for rough rice and 5% for white rice.
     Coffee: Coffee is available for sale commencing after it is harvested and processed in July — August of each year. We export our own high quality coffee to the European, U.S. and Japanese markets, where our “specialty coffee” grade product is received by the gourmet segment. Our coffee is certified by the most respected organizations in the sector such as UTZ and Rainforest Alliance. Our largest importer is the United States with 26% of our sales, followed by the European Union with 62% of our coffee production is sold in the domestic Brazilian market. Coffee prices are based on international grain exchanges (ICE-NY) and have a local reference in BM&FBOVESPA. We negotiate quality premiums or discounts and delivery conditions to the end buyer. Our largest customers for coffee are Paragon Coffee Trading Company L.P. and Eisa — Empresa Interagricola S.A., comprising approximately 42% of our net sales in the year ended December 31, 2010.
   Dairy
     During most of 2007, we sold our entire raw milk production to top Argentine dairy companies such as Groupe Danone, Nestlé Dairy Partners Americas and Mastellone Hermanos S.A. These companies manufacture a range of consumer products sold in Argentina and abroad. On November 7, 2007, we entered into a Milk Supply Agreement with La Lácteo S.A., pursuant to which we committed to sell to La Lácteo S.A. approximately 80,000 liters of our milk production per day subject to certain conditions. See “Material Agreements—Argentina—Milk Supply Agreement” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” We negotiate the price of raw milk on a monthly basis in accordance with domestic supply and demand with these companies, including La Lácteo S.A. The price of the milk we sell is mainly based on the percentage of fat and protein that it contains and the temperature at which it is cooled. The price we obtain for our milk also rises or falls based on the content of bacteria and somatic cells.
Sugar, Ethanol and Energy
Sugarcane
     Sugarcane is the most efficient agricultural raw material used in the production of sugar and ethanol. Ethanol produced from sugarcane is highly regarded as an environmentally friendly biofuel with the following characteristics.
•	Renewable: Sugarcane ethanol, unlike coal or oil, which can be depleted, is produced from sugarcane plants that grow back year after year, provided that they are replanted every six to eight years.

•	Sustainable: Sugarcane only needs to be replanted every five to seven years, as a semi-perennial crop. It can be harvested without uprooting the plant, and therefore its cultivation has less of an impact on the soil and the surrounding environment. The mechanization of the harvesting and planting process further improves sustainable agricultural management.

•	Energy Efficient: Sugarcane is highly efficient in converting sunlight, water and carbon dioxide into stored energy. The energy output of sugarcane is equal to nine times the energy input used in the production process, whereas the energy output of corn ethanol is only about 1.9 to 2.3 times the energy input used in its production process. Sugarcane produces seven times more energy compared to corn in ethanol production.

•	Low Carbon Emissions: Compared to gasoline, sugarcane ethanol reduces greenhouse gases by more than 61%, which is the greatest reduction of any other liquid biofuel produced today in large quantities. Ethanol made from sugarcane is deemed an advanced biofuel by the United States EPA.

•	Synergies: The main raw material used in the production of electricity in sugar mills is bagasse, which is a by-product of the sugarcane milling process, allowing for a renewable source of co- generated electricity.
     Sugarcane is a tropical grass that grows best in locations with stable, warm temperatures and high humidity, although cold and dry winters are an important factor for the sucrose concentration of sugarcane. The climate and topography of the center-south region of Brazil is ideal for the cultivation of sugarcane and accounts for approximately 85% of Brazil’s sugarcane production.
     We grow sugarcane in the center-south region of Brazil on 9,907 hectares of our own land and 43,892 hectares of land leased through agriculture partnerships. Under these agreements, our partners lease land to us on which we cultivate sugarcane for six-year terms. Lease payments are based on the market value of the sugarcane set forth by the regulations of the State of Sao Paulo Sugarcane, Sugar and Alcohol Growers Counsel (Conselho dos Produtores de Cana-de-Açúcar, Açúcar e Álcool do Estado de Sao Paulo, or “Consecana”). We planted and harvested approximately 95% of the total sugarcane we milled during 2010, with the remaining 5% purchased directly from third parties at prices set forth by the Consecana system, based on the sucrose content of the cane and the prices of sugar and ethanol. The following table sets forth a breakdown during the time periods indicated of the amount of sugarcane we milled that was grown on our owned and leased land or purchased from third parties:

	Year Ended December 31,
	2010	2009	2008	2007
Grown on our owned and leased land (tons)	3,869,283	2,075,531	1,376,763	889,355
Purchased from third parties (tons)	196,833	139,498	29,695	1,792

Total (tons)	4,066,115	2,215,029	1,406,458	891,147
Sugarcane Harvesting Cycle
     The annual sugarcane harvesting period in the center-south region of Brazil begins in April and ends in December of each year. We plant several sugarcane varieties, depending on the quality of the soil, the local microclimate and the estimated date of harvest of such area. Once planted, sugarcane can be harvested, once a year, up to six to eight consecutive years. With each subsequent harvest, agricultural yields decrease. The plantations must be carefully managed and treated during the year in order to continue to attain sugar yields similar to a newly-planted crop.
     We believe we own one of the most mechanized harvesting operations in Brazil. Our sugarcane harvesting process is currently 80% mechanized (100% at Angélica mill and 27% at UMA mill) and the remaining 20% is harvested manually. Mechanized harvesting does not require burning prior to harvesting, significantly reducing environmental impact when compared to manual harvesting. In addition, the leaves that remain on the fields after the sugarcane has been harvested mechanically create a protective cover for the soil, reducing evaporation and protecting it from sunlight and erosion. This protective cover of leaves decomposes into organic material over time, which increases the fertility of the soil. Mechanized harvesting is more time efficient and has lower costs when compared to manual harvesting. Sugarcane is ready for harvesting when the crop’s sucrose content is at its highest level. Sucrose content and sugarcane yield (tons of cane per hectare) are important measures of productivity for our harvesting operations. Geographical factors, such as soil quality, topography and climate, as well as agricultural techniques that we implement, affect our productivity. Since most sugar mills produce both sugar and ethanol in variable mixes, the industry has adopted a conversion index for measuring sugar and ethanol production capacity, the Total Recoverable Sugar (“TRS”) index, which measures the amount of kilograms of sugar per ton of sugarcane.
     During the 2010 harvest, UMA harvested sugarcane with a TRS of 140, compared to an average of 138 in the center-south region of Brazil generally. Angélica’s TRS for the same period reached 134. In addition, during the 2010 harvest, we harvested an average of 96.1 tons of sugarcane per hectare of our own and leased land.
     Once the sugarcane is harvested, it is transported to our mills for inspection and weighing. We utilize our own trucks and trailers for transportation purposes. The average transportation distance from the sugarcane fields to the mills is approximately 20 kilometers at UMA and 40 kilometers at Angélica. The construction of our new mill at Ivinhema is expected to halve the average transportation distance for Angélica, significantly reducing our transportation costs, as 42% of the cane currently processed at Angélica has been planted closer to the site where the Ivinhema mill is being built.
Our Mills
     We currently own and operate two sugar mills in Brazil, Angélica and UMA, and are in the process of commencing the construction of our third sugar mill, Ivinhema, to complete our sugarcane crushing cluster in Mato Grosso do Sul. Our mills produce sugar, ethanol and energy, and accordingly, we have some flexibility to adjust our production between sugar and ethanol, to take advantage of more favorable market demand and prices at given points in time. As of December 31, 2010, our sugar mills had a total installed crushing capacity of 5.2 million tons of sugarcane. As of the date of this annual report, we have concluded the 2010 harvest at both mills, crushing an aggregate volume of 4.06 million tons of sugarcane.

     The Usina Monte Alegre mill (“UMA”) is located in the state of Minas Gerais, Brazil, and has a sugarcane crushing capacity of 1.2 million tons per year, full cogeneration capacity and an associated sugar brand with strong presence in the regional retail market (Açúcar Monte Alegre). We plant and harvest 99% of the sugarcane milled at UMA, with the remaining 1% acquired from third parties. On December 31, 2010, UMA concluded its harvest operations for the 2010 season, crushing 1.13 million tons of sugarcane.
     Angélica is a new, advanced mill, which we built in the state of Mato Grosso do Sul, Brazil, with a total sugarcane crushing capacity of 4.0 million tons per year. Angélica has been equipped with two modern high pressure boilers and three turbo-generators with the capacity to use all the sugarcane bagasse by-product to generate approximately 96 MW of electricity that is used to power the mill with an excess of 64MW available for sale to the power grid. During the first half of 2010, we concluded the construction of the sugar factory commencing the production of sugar in July 2010. Angélica now has the flexibility to vary the product slate between 60% to 40% for either product. During the 2009/2010 harvest, we grew and harvested over 93% of the sugarcane milled at Angélica, allowing us to have a stable supply and superior quality control of our raw material. On December 22, 2010, Angélica concluded its harvest operations for the 2010/2011 season, crushing a total of 2.92 million tons of sugarcane. Although construction of the mill and industrial equipment has been concluded, Angélica will not mill at full capacity until 2012, when the size of our sugarcane plantations are expected to support the capacity of the mill.
     As of December 31, 2010, accumulated capital expenditures in Angélica, including cost expensed in cane planting and excluding investments in land and working capital, reached R$922 million, or approximately $124.6 per ton of crushing capacity. The table below shows our investment breakdown:

Capital Expenditures	R$ millions	US$ per ton(l)
Industrial equipment	531.1	71.7
Agricultural equipment	134.0	18.1
Sugarcane planting cost	257.3	34.8

Total	922.5	124.6

(1)	Considers a weighted average R$/US$ exchange rate of 1.851.
     We plan to fund a part of the construction costs of our third mill, Ivinhema, using $230 million from the proceeds raised in our IPO. The Ivinhema mill is expected to have a crushing capacity of 6.3 million tons of sugarcane per year when it reaches full capacity in 2017, increasing our total sugarcane crushing capacity to 11.5 million tons per year. We expect to source a majority of sugarcane for the Invinhema mill from our own supply and expand our cluster’s plantation to over 110,000 hectares. The Ivinhema mill will be built on our Carmen farm, which is approximately 45 kilometers from our existing Angélica mill. With the construction of the Ivinhema mill, we expect to capitalize on the synergies and economies of scale that will result from large-scale sugarcane production and industrial operation, including centralized management of both mills, harvesting efficiencies due to the ability to conduct non-stop harvesting and a reduction in sugarcane transportation costs.
     We have commenced the acquisition of equipment for the Ivinhema mill. As of March 31, 2011, we have incurred $8.4 million in manufacturing costs for a high pressure steam boiler and project design expenses. Furthermore, as of the date of this report, we have contracted the manufacturing of certain key equipment for a total of $33.9 million, including sugarcane mills and shredders, reducers, a turbo generator and electric power station, among other equipment. We estimate that we will need to invest an additional $725 million to complete the construction of the Ivinhema mill. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industries—Adverse conditions may create delays in or the suspension of the construction of our Ivinhema mill and/or significantly increase the amount of our expected investments.” In addition, we have acquired three farms constituting 8,363 hectares of land for a total purchase price of $30.2 million and leased or have agriculture partnerships for an additional 15,031 hectares in the region, which have been planted with sugarcane.

     The construction and operation of the Ivinhema mill is subject to environmental licensing. Generally, the environmental agencies of each state are responsible for issuing environmental permits. The criteria for environmental licensing is defined and regulated by the National Council of the Environment (CONAMA), under Resolution No. 237 of December 19, 1997. On June 27, 2011, we obtained the installation license (licença de instalaçâo) from Instituto de Meio Ambiente de Mato Grosso do Sul (“IMASUL”) for the commencement of the construction and assembly of the first and second phase of the Ivinhema mill, for a nominal crushing capacity of up to 3.6 million tons of sugarcane.
     In addition to the installation license, the Ivinhema mill must obtain operational licenses and other permits including licenses for water capture and use of controlled products, among others. Failure to obtain the necessary environmental licenses may prevent us from operating the Ivinhema mill or may subject us to sanctions.
Our Main Products
     The following table sets forth a breakdown of our production volumes by product for the years indicated:

	Year Ended December 31,
	2010	2009	2008	2007
Sugar	235,690	52,968	67,772	72,372
Ethanol	174,303	132,492	70,067	29,375
Energy	168,644	128,291	—	—

Note: Sugar volumes are measured in thousands of tons (raw value), ethanol volumes are measured in thousand cubic meters and electricity is measured in MWh.
     The following table sets forth our sales for each of the sugarcane by-products we produce for the years indicated:

	Year Ended December 31,
	2010	2009	2008	2007
		(In thousands of $)
Sugar	98,385	26,143	20,495	17,133
Ethanol	114,793	62,811	29,385	7,289
Energy	15,040	8,216	—	—
Other(1)	308	417	1,291	—
Total	228,526	97,587	51,171	24,422

(1)	Includes sales of sugarcane and other miscellaneous items to third parties.
Sugar
     Our current maximum sugar production capacity is 2,400 tons per day which, in a normal year of 4,400 hours of milling, results in an annual sugar maximum production capacity of over 455,000 tons of sugar. Angélica’s sugar factory started operations during 2010 and has a production capacity of 1,800 tons per day. UMA’s capacity was increased last year to 600 tons per day when cogeneration was installed.

In 2009, we produced 52,968 tons of sugar at the UMA mill compared to 87,388 tons of sugar in 2010.
     We produce two types of sugar: very high polarization (“VHP”) standard draw sugar and white crystal sugar. VHP sugar, a raw sugar with a 99.3% or higher sucrose content, is similar to the type of sugar traded in major commodities exchanges, including the standard NY11 contract. The main difference between VHP sugar and NY11 raw sugar is the sugar content of VHP sugar, and it therefore commands a price premium over NY11 raw sugar. Crystal sugar is a non-refined white sugar (color 150 ICUMSA) produced directly from sugarcane juice.
     Sugar sales comprised 12% of our total sales in 2007, 8% of our total sales in 2008, 8% of our total sales in 2009 and 23% of our total sales in 2010.
Ethanol
     Our current maximum ethanol production capacity is of 1,400 cubic meters per day which, in a normal year of 4,400 hours of milling, results in an annual ethanol maximum production capacity of over 263,000 cubic meters of ethanol. In 2010, we produced 174,303 cubic meters of ethanol.
     We produce and sell two different types of ethanol: hydrous ethanol and anhydrous ethanol (as further described in “—Production Process—Ethanol”). Ethanol sales comprised 5% of our total sales in 2007, 12% of our total sales in 2008, 20% of our total sales in 2009 and 27% of our total sales in 2010.
Cogeneration
     We generate electricity from sugarcane bagasse (the fiber portion of sugarcane that remains after the extraction of sugarcane juice) in our two mills located in Brazil. Our total installed cogeneration capacity is approximately 112 MW, and 75 MW are available for resale to third parties after supplying our mills’ energy requirements. Having this ability to generate electricity from the by-product of the sugarcane crushing process on a large enough scale to fully power a mill with excess electricity being available is referred to as having full cogeneration capacity. Our two mills are duly licensed by ANEEL to generate and sell electricity. During the year ended December 31, 2010 we sold 178,914 MWh to the local electricity market, comprising 3.5% of our total sales in 2010. During the year ended December 31, 2009, we sold 128,291 MWh to the local electricity market, comprising 3% of our total sales in 2009. We did not sell electricity in 2008.
Production Process
     Sugar. There are essentially five steps in the sugar manufacturing process. First, we crush the sugarcane to extract the sugarcane juice. We then treat the juice to remove impurities. The residue is used to make an organic compost used as fertilizer in our sugarcane fields. The juice is then boiled until the sugar crystallizes, and sugar is then separated from the molasses (glucose which does not crystallize) by centrifugation. The resulting sugar is dried and sent to storage and/or packaging. We use the molasses in our production of ethanol.
     Ethanol. Ethanol is produced through the fermentation of sugarcane juice or diluted molasses. Initially, we process the sugarcane used in ethanol production the same way that we process it for sugar production. The molasses resulting from this process is mixed with clear juice and then with yeast in fermentation vats, and the resulting wine has an ethanol content of approximately 8% to 10%. After the fermentation is complete, the yeast is separated for recycling in the ethanol production process. We distill the wine to obtain hydrous ethanol. In order to produce anhydrous ethanol, hydrous ethanol undergoes a dehydration process in a molecular sieve. The liquid remaining after these processes is called vinasse, which we further process to make liquid organic fertilizer that we use in our sugarcane plantations.
     Cogeneration. Sugarcane is composed of water, fibers, sucrose and other sugars and minerals. When the sugarcane goes through the milling process, we separate the water, sugar and minerals from the fibers or sugarcane bagasse. Bagasse is an important sub-product of sugarcane, and it is used as fuel for the boilers in our mills. Sugarcane bagasse is burned in our state-of-the-art boilers to produce high pressure steam (67 atm) which is used in our high-efficiency turbo-generators to generate electricity to power our mills. The excess electricity, about 67% of production, is sold to the national power grid.
     The following flow chart demonstrates the sugar, ethanol and cogeneration production process:
     Historically, the energy produced by Brazilian mills has not been price competitive when compared to the low-cost Brazilian hydro-electricity, which accounts for almost 90% of the country’s electricity matrix. Consequently, the majority of the groups in the sugar and ethanol sector have not invested in expanding their energy generation for sale, and the majority of the mills were constructed with less efficient, low-pressure boilers. Since 2000, the Brazilian economy has experienced significant growth, which in turn has resulted in increased demand for energy.
     However, hydro- and thermo-electricity have not been able to keep pace for the following reasons: (1) new hydro-electric plants are located in regions (such as the Amazon) distant from consumption centers; (2) significant lead-time is required to construct new hydro- and thermo-electric plants; (3) significant investments are required for transmission lines, pipelines (for natural gas used in thermo-electric plants) and barges; (4) significant environmental costs are associated with both types of electricity generation; and (5) prices for fuel (natural gas) used in the generation of thermo-electricity have increased resulting in greater dependence on Bolivia (Brazil’s principal natural gas supplier). As a result, energy prices in Brazil have been increasing, and alternative sources, such as the electricity from the cogeneration of sugarcane bagasse, have become increasingly competitive and viable options to satisfy the increasing energy demands. Sugarcane bagasse cogeneration is particularly competitive since sugarcane-based electricity is generated following the sugarcane harvest and milling which occurs during the dry season in Brazil, when hydroelectric generation is at its lowest levels.

     The main advantages of energy generated by sugarcane bagasse are:
•	It is a clean and renewable energy;

•	It complements hydropower, the main source of Brazilian energy, as it is generated during the sugarcane harvest period (April to December) when water reservoirs are at their lowest level;

•	It requires a short period of time to start operations; and

•	It requires only a small investment in transmission lines when plants are located close to consumer centers.
     Our total installed cogeneration capacity at the Angélica and UMA mills together is 112 MW, of which 75 MW are available for sale to the market. The Ivinhema mill is planned to have full cogeneration capacity as well and is expected to generate 184 MW by 2017, of which 131 MW are expected to be available for sale to the market.
     We believe that there is a high potential for growth in the generation of electricity, and we are prepared to make investments to the extent that prices of Brazilian energy justify making such investments. We are currently investing $7.2 million in a “trash separation” system at Angélica, which will allow us to increase our energy output by over 50%.
Storage and Conditioning
     Our sugar and ethanol storage and conditioning facilities are located at our mill sites and allow us to deliver our products when they are ready to be commercialized with no third-party involvement. Having such facilities at mill sites allows us to (i) reduce storage and conditioning costs; (ii) reduce freight costs since we only commence moving the product once the final destination is determined, whether locally or to a port; and (iii) capitalize on fluctuations in the prices of sugar and ethanol.

Nominal Storage Capacity	Angélica	UMA	Total
Ethanol (cubic meters)	120,800	27,000	147,800
Sugar (tons)	90,000	36,400	126,400
Marketing, Sales and Distribution
     Sugar: We sell sugar both in the domestic and the international markets at prices that depend on our price parity calculation, which considers each market’s price and the associated costs. Prices for the sugar we sell in Brazil are set, using an index calculated by the Agriculture College of the University of São Paulo (Escola Superior de Agricultura Luiz de Queiroz, or “ESALQ”), with a premium in the state of Minas Gerais due to the use of our regional brand, “Monte Alegre,” the market leader in the southern part of that state. Prices for the sugar we export are set in accordance with international market prices. International prices for raw sugar are established in accordance with the NY11 futures contracts. Our largest customers for sugar are ED&F Man Sugar Ltd., Bunge, Noble and Copersucar Trading AVV, comprising approximately 87% of our sales in the period ended December 31, 2010.
     Ethanol: Almost all of our ethanol sales are in the domestic Brazilian market given the increasing demand generated from the increase in flex-fuel vehicles in Brazil. Our ethanol sales are not made through the execution of formal agreements. Instead, sales are made through daily sale orders intermediated by specialized brokerage firms that act in the ethanol domestic market, whose role is to intermediate the sale of ethanol between the ethanol producers and the domestic ethanol distribution companies, and prices are set using the ESALQ and the futures and commodity exchange of the BM&FBOVESPA indices for ethanol as a reference. Our largest customers by volume were Petrobras Distribuidora S/A, Cosan Combustíveis e Lubrificantes S/A, Ipiranga Produtos de Petróleo S/A and Shell Brasil Ltda., comprising approximately 64% of our sales in the period ended December 31, 2010.

     Cogeneration: We also sell electricity co-generated at our sugar and ethanol mills to local electricity commercialization companies and directly to the spot market. Sales are made in the spot market with brokers, through government auctions, to distributors and through long-term contracts. Our largest customers are Cemig Geração e Transmissão S/A, Câmara de Comercialização de Energia Elétrica and Nova Energia Comercializadora Ltda., comprising approximately 95% of our sales in the period ended December 31, 2010.
     The Brazilian energy agency, ANEEL, has organized yearly auctions for alternative energy and for renewable sources at favored rates. As a hedging strategy, we elect to sell only a portion of the electricity production of our mills through long-term contracts and sell the remainder on the spot market on a daily basis.
     In 2009, UMA entered into a 10-year agreement with CEMIG, a state distribution company, for the sale of 9 MW (approximately 52,704 MWh) during the harvest periods each year (May to November of each year) at a rate of R$173.88 per megawatt hour. In 2009, Angélica sold energy in a public auction carried out by Camara de Comercialização de Energia Elétrica (“CCEE”), whereupon Angélica entered into a 15-year agreement with CCEE for the sale of 87,600 MWh per year at a rate of R$169.52 per megawatt hour. In August 2010, Angélica participated in a public auction, whereupon Angélica entered into a second 15-year agreement with CCEE starting in 2011, for the sale of 131,400 MWh per year at a rate of R$154.25/MWh. The delivery period for both agreements starts in May and ends in November of each year. The rates under both agreements are adjusted annually for inflation by reference to the National Index of Consumer Prices (“IPCA”).
Land Transformation
     Land transformation is an important element of our business model and a driver of value creation. Through land transformation, we optimize land use and increase the productive potential and value of our farmland. Our land transformation model consists of changing the use of underutilized or undermanaged agricultural land to more profitable cash generating agricultural activities, such as turning low cash-yielding cattle pasture land into high cash-yielding croppable land, allowing profitable agricultural activities, such as crop, rice and sugarcane production.
     Since our inception, we have successfully identified multiple opportunities for the acquisition of undeveloped or undermanaged farmland with high potential for transformation. During the nine-year period since our inception, we have effectively put into production over 140,570 hectares of land that were previously undeveloped or inefficiently managed and are undergoing the transformation process.
     The land transformation process begins by determining the productive potential of each plot of land. This will vary according to soil properties, climate, productive risks, and the available technology in each specific region. Before commencing the transformation process, we perform environmental impact studies to evaluate the potential impact on the local ecosystem, with the goal of promoting environmentally responsible agricultural production and ecosystem preservation, thereby supporting sustainable land use. We do not operate in heavily wooded areas or primarily wetland areas.
     The transformation process for underdeveloped and undermanaged land requires us to make initial investments during a period of one to up to three years, and the land reaches stable productive capability the third to seventh year following commencement of the land transformation activities.
     We are engaged in three different categories of the land transformation process, which are defined by the previous use of the land:
     (i) Undeveloped land (savannahs and natural grasslands): This is the most drastic transformation phase since it demands both physical and chemical transformation of the soil. First, the land is mechanically cleared to remove native vegetation. The soil is then mechanically leveled for agricultural operations: in the case of land being transformed for rice production, this process involves heavy land movements and systematization required for irrigation and drainage channels, roads and bridges. In the case of land destined for sugarcane plantations, land movements will also be necessary for the construction of terraces to prevent the excess of water runoff. Certain soils must be chemically treated and corrected by incorporating nutrients such as limestone, gypsum and phosphorous, as is the case of the Brazilian ‘Cerrado’. Soil correction is not required in Argentina or Uruguay due to the natural fertility of the soil. Pesticides and fertilizers are then applied to the soil in preparation for planting. In the case of land destined for crop production (grains and oilseeds), soybean, which is sometimes referred to as a colonizing crop, is usually planted during the first years due to its resistance to pests, weeds and extreme weather and soil conditions. Thereafter, the land will enter into a crop rotation scheme to reduce the incidence of plague and disease and to balance soil nutrients. In the case of rice and sugar cane, which are produced in a monoculture system, there is no colonizing crop or rotation involved. Intensive plague and weed controls and additional soil correction will take place during these first three to five years. Land productivity or yields, measured in tons of soybean or other crops per hectare, will be initially low and will gradually increase year by year. During the first five to seven years, the yields will increase at high and sustained rates. After the seventh year we consider the land developed as yield volatility is reduced and growth is only achievable at marginal rates. Since our inception we have put into production 50,492 hectares of undeveloped land into productive croppable land.
     (ii) Undermanaged or underutilized farmland (cultivated pastures and poorly managed agriculture): This transformation process is lighter than the one described above since it does not require the initial mechanical clearing of vegetation or land leveling. Only in the case of land being prepared for rice production will leveling be required for efficient flood-irrigation. The transformation of cattle pastures or poor agriculture in the Brazilian ‘Cerrado’ will begin with soil correction and soil tillage in preparation for planting of the first soybean or sugarcane crop. The process will then continue as described in the case above. Land productivity or crop yields will grow at high rates during the first three to five years of the transformation process and will then commence to stabilize and grow at marginal rates, at which point we consider the land developed. Since our inception we have put into production 90,078 hectares of undermanaged or underutilized farmland into croppable land.
     (iii) Ongoing transformation of croppable land: The application of efficient and sustainable crop production technologies and best practices such as “no-till”, crop rotations, integrated pest and weed management and balanced fertilization, among others, incrementally increases soil quality and land productivity over time, maximizing return on invested capital and increasing the land value of our properties. Our entire farmland portfolio is constantly undergoing this phase of land transformation. During the 2010/2011 harvest year, we operated 120,738 hectares of developed farmland which were enhanced by the use of best productive practices and technology.
     In each of these categories of transformation, the metric the company uses to track the level and analyze the progress of the transformation process is the level and tendency of crop yields and the number of years the land has been under crop production. Consequently, the process of land transformation is evidenced by the results of the activities within our other business segments, primarily our crops, rice and sugarcane segments. Accordingly the costs associated to the transformation process described above are allocated within these other business segments. As a result, there may be variations in our results from one season to the next according to the amount of farmland undergoing transformation and the amount of land sold and our ability to identify and acquire new farmland.
     Our land transformation segment seeks not only to profit from crop and rice cultivation, but also from the opportunistic disposition of successfully transformed farmland. We strategically sell farms that have reached productive maturity with marginal potential for further productivity increases (years three to seven after commencing the land transformation process) to realize and monetize the capital gains arising from the land transformation process. Land transformation proceeds are in turn reinvested in the purchase of strategic farmland with potential for transformation and appreciation. The rotation of our land portfolio allows us to allocate capital efficiently. Since 2006 we have had a solid track record of selling farmland for highly profitable returns. During the last five years, we have sold 27,169 hectares of farm land, generating capital gains of approximately $95 million.

     These capital gains are generated by three main factors:
     (i) general market appreciation of land driven by increase in commodity prices and supply and demand dynamics in the land market. In this regard, during the last ten years, since 2001, farmland prices in Argentina’s core production region have increased an average of 14.3% per year according to data published by Margenes Agropecuarios. The value of the farms we sold between 2006 and 2010, as well as our overall land portfolio, has been positively impacted by this external factor.
     (ii) the land transformation process described above enhances the productivity and profitability of land, ultimately increasing the value of the land; and
     (iii) the acquisition of land at opportunistic prices below the market value or fair value of the land.
     We believe we are one of the most active players in the land business in South America. During the last eight years, we have executed transactions for the purchase and sale of land for over $459 million. Our business development team is responsible for analyzing, selecting, acquiring and selling land. The team has gained extensive expertise in evaluating and acquiring farmland throughout South America, and has a solid understanding of the productivity potential of each region and of the potential for land transformation and appreciation. To date, the team has analyzed over 8.9 million hectares of farmland with a total value of approximately $12 billion. We have developed a methodology to analyze investment opportunities, taking into account price, transformation potential, productive model, financial projections, and investment requirements, among others. Our analysis also employs advanced information technology, including the use of satellite images, rain and temperature records, soil analyses, and topography and drainage maps. From time to time, we may leverage our favorable position in and knowledge of the land market to engage in opportunistic buying and selling transactions.
     The following table sets forth our acquisitions and divestitures since our inception:

	Acquisition	Divestitures	Total Land Holdings
Year Ended December 31,		(In hectares)
2002	74,924	—	74,924
2003	—	—	74,924
2004	34,659	—	109,583
2005	22,103	—	131,686
2006	5,759	3,507	133,938
2007	113,833	8,714	239,057
2008	43,940	4,857	278,140
2009	—	5,005	273,135
2010	14,749	5,086	282,798
Our Farms
     Appraisal of Farms. In September 2010, in order to assess the market value of rural properties in Brazil, Argentina and Uruguay, we requested an appraisal by Cushman & Wakefield Argentina S.A., independent real estate valuation firm knowledgeable about the agriculture industry and the local real estate market. As part of these appraisals, the value of each of our properties was determined using the sales comparison approach taking into account current offerings and analyzed prices buyers had recently paid for comparable sites, adjusted for the differences between comparable properties and the subject property to arrive at an estimate of the value of the subject property. The major elements of comparison used to value the properties included the property rights conveyed, the financial terms incorporated into the transaction, the conditions or motivations surrounding the sale, changes in market conditions since the sale, the location of the real estate and the physical characteristics of the property.

     The abovementioned valuations assumed good and marketable title to subject properties, which were assumed to be free and clear of all liens and encumbrances. The valuation did not include site measurements and no survey of the subject properties were undertaken. In addition, the valuations also assumed (a) responsible ownership and competent management of the subject properties; (b) there were no hidden or unapparent conditions of the subject properties, subsoil or structures that render the subject properties more or less valuable; (c) full compliance with all applicable federal, state and local zoning and environmental regulations and laws and (d) all required licenses, certificates of occupancy and other governmental consents were or can be obtained and renewed for any use on which the value opinion contained in the appraisals is based. Unless otherwise stated in the appraisals, the existence of potentially hazardous or toxic materials that may have been used in the construction or maintenance of the improvements or may be located at or about the subject properties was not considered in arriving at the opinion of value. These materials (such as formaldehyde foam insulation, asbestos insulation and other potentially hazardous materials) may adversely affect the value of the subject properties.
     Cushman & Wakefield has informed us that their assessment of the market value of our farmland property remained unchanged as of December 31, 2010. These valuations are only intended to provide an indicative approximation of the market value of our farmland property as of December 31, 2010 based on then current market conditions. This information is subject to change based on a host of variables and market conditions. Therefore, these valuations are not intended to provide an indication of the sale price of our properties. Their inclusion in this annual report is for informational purposes only and investors should not rely on these valuations as the current value of our properties may be materially different from the valuations set forth herein. The following table sets forth the result of the abovementioned appraisals:

			Book Value	Cushman Valuation
		Gross Size	(In thousands of	(In thousands of
Farm	State, Country	(Hectares)(1)	$)(1)	$)(1)	Current Use
El Meridiano	Buenos Aires, Argentina	6,302	15,773	40,729	Grains
La Alegría	Buenos Aires, Argentina	2,439	4,752	9,930	Grains
Las Horquetas	Buenos Aires, Argentina	2,089	2,223	8,761	Grains & Cattle
San Carlos	Buenos Aires, Argentina	4,239	3,983	26,701	Grains
Santa Regina	Buenos Aires, Argentina	3,618	3,710	19,761	Grains
El Orden	Santa Fe, Argentina	6,860	5,052	9,321	Grains & Cattle
La Carolina	Santa Fe, Argentina	8,297	6,111	12,185	Grains & Cattle
La Rosa	Santa Fe, Argentina	4,087	5,124	16,383	Grains & Cattle
San Jose	Santa Fe, Argentina	7,630	1,273	5,361	Grains
San Joaquín	Santa Fe, Argentina	37,082	11,070	38,235	Rice, Grains & Cattle
Carmen	Santa Fe, Argentina	10,020	19,628	85,382	Grains
Abolengo	Santa Fe, Argentina	7,476	19,058	86,041	Grains
La Guarida	Santiago del Estero, Argentina	15,451	11,354	20,326	Grains & Cattle
Santa Lucia	Santiago del Estero, Argentina	17,495	27,474	39,765	Grains & Cattle
Los Guayacanes	Salta, Argentina	7,241	17,688	31,548	Grains
La Garrucha	Salta, Argentina	3,607	8,811	15,510	Grains
Ombú	Formosa, Argentina	18,320	8,165	18,752	Grains & Cattle
Oscuro	Corrientes, Argentina	33,429	7,687	43,937	Rice, Grains & Cattle
Itá Caabó	Corrientes, Argentina	26,650	19,837	52,878	Rice, Grains & Cattle
San Agustín	Corrientes, Argentina	5,067	2,153	12,896	Rice, Grains & Cattle
Alto Alegre	Tocantins, Brazil	6,082	5,217	11,152	Grains & Cotton
Conquista	Tocantins, Brazil	4,325	5,217	10,165	Grains & Cotton
Lagoa de Oeste	Bahia, Brazil	1,132	2,312	4,249	Coffee
Palmeira	Bahia, Brazil	1,000	2,723	2,717	Coffee
Heloisa	Bahia, Brazil	800	2,164	2,702	Coffee
Mimoso	Bahia, Brazil	902	2,701	3,021	Coffee
Rio de Janeiro	Bahia, Brazil	10,012	20,828	32,438	Grains & Coffee
Bela Manhã	Mato Grosso do Sul, Brazil	381	1,484	1,750	Sugarcane
Ouro Verde	Mato Grosso do Sul, Brazil	683	2,406	2,912	Sugarcane
Don Fabrício	Mato Grosso do Sul, Brazil	3,304	11,746	14,248	Sugarcane

			Book Value	Cushman Valuation
		Gross Size	(In thousands of	(In thousands of
Farm	State, Country	(Hectares)(1)	$)(1)	$)(1)	Current Use
Takuarê	Mato Grosso do Sul, Brazil	490	2,109	2,015	Sugarcane
Agua Branca	Mato Grosso do Sul, Brazil	1,614	6,537	6,371	Sugarcane
Nossa Senhora Aparecida	Mato Grosso do Sul, Brazil	540	1,958	1,807	Sugarcane
Sapálio	Mato Grosso do Sul, Brazil	6,062	23,006	25,085	Sugarcane
Carmen (Agua Santa)	Mato Grosso do Sul, Brazil	146	833	739	Sugarcane
La Pecuaria	Duranzo, Uruguay	3,177	10,225	13,761	Grains
Dinaluca	Corrientes, Argentina	14,749	21,450	23,500	Rice

Total		282,798	323,842	753,032

(1)	Gross size, book value and valuation figures have been updated to reflect (i) foreign exchange rate on December 31, 2010, and (ii) the disposition of the La Macarena farm on December 21, 2010.
     A substantial portion of our assets consists of rural real estate. The agricultural real estate market in Brazil, Argentina and Uruguay is particularly characterized by volatility and illiquidity. As a result, we may experience difficulties in immediately adjusting our portfolio of rural properties in response to any alterations in the economic or business environments. The volatility of the local market could affect our ability to sell and receive the proceeds from such sales, which could give rise to a material adverse effect on our business, results of operations and financial condition. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industries—A substantial portion of our assets is farmland that is highly illiquid.”
     Land Leasing and Agriculture Partnerships. We enter into operating lease agreements based on criteria regarding the quality and projected profitability of the property, as well as our production and yield objectives in the short or medium term. Generally, we become aware of farms available for lease directly through the owners of farms near our farms and in some cases through regional brokers.
     We tend to be more open to leasing farmland for sugarcane production than for our farming businesses, where we own the majority of the land that we farm. We lease land for our sugarcane production primarily because leases in this sector are long term, lasting between one or two sugarcane cycles (with each cycle lasting generally 6 years), which allows us to implement and reap the productivity benefits of our land transformation strategies. Sugarcane lease payments are variable, depending on the productivity of the land in terms of tons per hectare and sucrose content per hectare and also on the distance from the land to the mill. Given the strategic location of our mills in the region and the inherent inefficiency of growing crops other than sugarcane in this region, we expect to be able to renew our leases for the sugarcane farmland with minimal issues.
     With respect to our farming business, the initial duration of lease agreements is generally one harvest year. Leases of farmland for production of grains include agreements with both fixed and variable lease payments in local currency or U.S. dollars per hectare.
     Land Management. We manage our land through an executive committee composed of a country manager, regional manager, farm manager and members of the Technology Adecoagro Group (“TAG”) that meet on a monthly basis. We delegate individual farm management to farm managers, who are responsible for farm operations and receive advisory support from TAG to analyze and determine the most suitable and efficient technologies to be applied. Our executive committee establishes commercial and production rules based on sales, market expectations and risk allocation, and fulfilling production procedures and protocols.
     Following an acquisition of property, we make investments in technology in order to improve productivity and to increase its value. Occasionally when we purchase property, a parcel of the property is sub-utilized or the infrastructure may be in need of improvement, including traditional fencing and electrical fencing, irrigation equipment and machinery, among other things.

Property, Plant and Equipment
     In addition to our farmland, we also own the following principal industrial facilities:

Facility	Province, Country	Relevant Operational Data	Current Use
“Christophersen”	Santa Fe, Argentina	18,700 tons of storage capacity. 2,400 tons per day of drying capacity	Seedbed and stockpiling plant (1)

“La Lácteo”(2)	Cordoba, Argentina	250,000 liters per day processed	Dairy processing facilities

“Semillero Itá Caabó”	Corrientes, Argentina		Rice genetic improvement program

“Molino San Agustín”	Corrientes, Argentina	Processing capacity of 3,500 tons of brown rice monthly, and husk rice drying capacity of 450 tons per day	Brown rice processing and drying plant

“Molino Ala — Mercedes”	Corrientes, Argentina	Installed capacity of 5,000 tons of white rice monthly, and husk rice drying capacity of 2,400 tons per day	Rice processing and drying plant

“Molino Ala — San Salvador”	Entre Ríos, Argentina	Installed capacity of 5,000 tons of white rice monthly, and husk rice drying capacity of 1,100 tons per day	Rice processing and drying plant

Molino Franck	Santa Fe, Argentina	Processing capacity of 5,300 tons of brown rice monthly, and husk rice drying capacity if 1,700 tons per day	Rice processing and drying plant

“Angélica Agroenergía”	Mato Grosso do Sul, Brazil	Installed milling capacity of 4.0 million tons of sugarcane annually, 330,000 tons of VHP sugar and over 220,000 cubic meters of ethanol, and over 250,000 MWh	Sugar and ethanol mill producing hydrated ethanol, anhydrous ethanol and VHP sugar. Sells energy to local network

“Usina Monte Alegre”	Monte Belo, Brazil	Present milling capacity of 1.2 million tons of sugarcane annually, 120,000 tons of VHP and white sugar and over 40,000 cubic meters of ethanol and 50,000 MWh	Sugar mill producing VHP and white sugar and hydrated ethanol. Sells energy to local network

(1)	Classification of wheat and soybean seeds.

(2)	Joint venture of which we own 50%.
     For additional information regarding our property, plant and equipment, see Note 6 of the consolidated financial statements.
Customers
     In 2010, our sales amounted to approximately $426 million. Sales to our ten largest customers represented approximately 50% of our net sales in the year ended December 31, 2010. Of these customers, our biggest three customers represented, in the aggregate, approximately 23% of our sales for the year ended December 31, 2010, and the remaining seven customers, in the aggregate, represented approximately 27% of our net sales in the course of that year.
     In 2009, our sales amounted to approximately $314 million. Sales to our ten largest customers represented approximately 33.8% of our net sales in the year ended December 31, 2009. Of these customers, our biggest three customers represented, in the aggregate, approximately 13.7% of our sales for the year ended December 31, 2009, and the remaining seven customers, in the aggregate, represented approximately 20.2% of our net sales in the course of that year.
Competition
     The farming sector is highly fragmented. Although we are one of South America’s leading producers, due to the atomized nature of the farming sector, our overall market share in some of the industries in which we participate is insubstantial. Our production volume, however, improves our ability to negotiate favorable supply, transportation and delivery logistics with our suppliers, third-party transporters, ports and other facilities, and customers. Although competition in agriculture varies considerably by product and sector, in general, there are a large number of producers, and each one of them controls only a small portion of the total production. Therefore individual producers often have little influence on the market and cause little or no effect on market prices as a result of their individual strategies, explaining why producers are price takers and not price makers. In many cases, the price is established in international market exchanges. As the majority of agricultural products are commodities, which stifles product differentiation, the principal competition factors are cost of production and volume efficiency gains. In addition, agricultural producers face strong foreign competition, and with this competition the factors are often more difficult to identify.
     The majority of farming producers in developed countries can rely on specific protectionist policies and subsidies from their governments in order to maintain their position in the market. In general, we have been able to obtain discounts for the acquisition of supplies and excess prices for our production in the farming sector. In this sector, we view SLC Agrícola S.A., BrasilAgro — Companhia Brasileira de Propriedades Agrícolas, Sollus Agrícola, Radar Propriedades Agrícolas, El Tejar S.A., Cresud SACIF y A, MSU S.A. and Los Grobo Agropecuaria, among others, as our competitors. We also compete in Argentina with retailers of agricultural products, including other branded rice products, such as Molinos Río de la Plata S.A., Dos Hermanos S.H., Sagemüller S.A. and Cooperativa Arroceros Villa Elisa Ltda.
     The sugar and ethanol industries are highly competitive. In Brazil, we compete with numerous small-and medium-sized sugar and ethanol producers. Despite increased consolidation, the Brazilian sugar and ethanol industries remain highly fragmented, with more than 436 sugar mills. Some of the largest industry players with whom we compete are Cosan Ltd., Grupo São Martinho S.A., Açúcar Guarani S.A., Louis Dreyfus Commodities Brasil S.A., ETH Bioenergia S.A., Bunge, Grupo Zillo Lorenzetti, Grupo Carlos Lyra S.A. and Grupo Irmãos Biaggi. We also face competition from international sugar producers, such as those in the U.S. and the European Union, where local regulators have historically implemented tariffs, agriculture subsidies and/or other governmental incentive programs, of which some remain, to protect local sugar producers from foreign competition. The following table describes the Brazilian competitive landscape:

2009/2010 Harvest Year	Brazil
Number of Mills(l)	436
Sugarcane crushed	615.4 million tons
Ethanol Production	27.4 billion liters
Sugar Production	37.7 million tons

Source: Ministerio da Agricultura, Pecuaria e Abastacimento.

(1)	Based on Center-South region only.
     With respect to farmland, there have historically been few companies competing to acquire and lease farmland for the purpose of benefiting from land appreciation and optimization of yields in different commercial activities. However, we believe that new companies, some of them international, may become active players in the acquisition of farmland and the leasing of sown land, which would add competitors to the market in coming years.

Supplies and Suppliers
     Our principal supplies for our farming business are seeds, fertilizers, pesticides and fuel, which represented, respectively, 12%, 7%, 17% and 11% of our total direct expenditures (including leasing cost) for supplies and services and were collectively 46% of our total expenditure for supplies in the farming business in the 2009/2010 harvest. Further, these supplies represented 14% of our total production cost in the 2009/10 harvest. As we use direct sowing in 99% of our planted area, without requiring soil preparation, fuel represents only 10% of the direct cost of production.
     Our principal supplies for our sugar, ethanol and energy business are diesel lubricants and fertilizers, which collectively represented 24% of our total expenditures incurred in the sugar, ethanol and energy business in 2010. Further, these supplies represented 24% of our total production cost in 2010. We have an extensive network of suppliers for each of our business segments and for each required input within each segment, resulting in lower reliance on any particular supplier. Our ten largest suppliers account for 18% of our total expenditures for supplies in 2010. While we value the relationships we have developed with each of our suppliers given the quality we have come to expect, we do not consider any single supplier to be key to our production.
     We have been able to obtain lower prices particularly due to the volume that derives from our large-scale operations.
Seasonality
     Our business activities are inherently seasonal. We generally harvest and sell our grains (corn, soybean, rice and sunflower) between February and August, with the exception of wheat, which is harvested from December to January, and rapeseed, which is harvested from November to December. Coffee and cotton are unique in that while both are typically harvested from June to August, they require processing which takes about two to three months. Sales in our dairy business segment tend to be more stable. However, milk production is generally higher during the fourth quarter, when the weather is more suitable for production. The sugarcane harvesting period typically begins in April/May and ends in November/December. This creates fluctuations in our sugarcane inventory, usually peaking in December to cover sales between crop harvests (i.e., January through April). As a result of the above factors, there may be significant variations in our financial results from one quarter to another. In addition our quarterly results may vary as a result of the effects of fluctuations in commodities prices, production yields and costs on the determination of changes in fair value of biological assets and agricultural produce. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies and Estimates—Biological Assets and Agricultural Produce.”
Sustainability
     Our production model is based on sustainability standards that seek to produce food and renewable energy on a long-term basis by preserving the natural resources involved in the production process. The sustainable approach to farming requires taking into account economic, social and environmental factors adapted to local circumstances. Natural resources are the main foundation of our activities, with land being the most relevant natural resource in our operations. We have developed a sustainable land use strategy that considers factors beyond the requirements of local law and regulations. There are ecosystems that we do not consider appropriate for the use of agricultural development, such as heavy forest and key wetlands, and there are others that we evaluate using (savannahs, natural grasses, bush land, lowlands) only after carrying out an environmental impact assessment. In addition to such evaluations, we analyze the agricultural potential of the land in respect of the soil, the climate, crop productivity and available technology, among other factors. We then consolidate our analysis into a land transformation plan, which includes the best land use option and implements best practices such as the “no-till” technology, crop rotations, integrated pest and weed management, balanced fertilization, responsible pesticide usage and water management. All these best practices aim to increase resource efficiency and to decrease the risk of contamination and waste production and are consolidated into an environmental management plan, which includes biodiversity management when applicable. We aim to properly implement our sustainable production model to enhance land productivity and therefore increase land value.

Standardized and Scalable Agribusiness Model
     We are developing an agribusiness model that allows us to engage in large-scale farming activities in an efficient and sustainable manner. Our agribusiness model consists of developing a specialized workforce and defining standard protocols to track crop development and control production variables, thereby enhancing efficient decision making and facilitating continuous improvement. This approach allows us to grow in scale and execute our expansion plan and efficiently manage various production units spread across different regions by effectively replicating our productive model. Process standardization also helps us assure compliance with local law and regulations and reduce social and environmental risks.
     We continue to develop and implement crop protocols. The purpose of these protocols is to coordinate and consolidate the knowledge on crop management for each area in order to standardize the implementation of these protocols. The protocols contain all the technical information for managing crops. This information is constantly reviewed by agricultural teams and their advisors, making it possible to preserve the technical knowledge of the company and at the same time improve agricultural production and make decisions pursuant to the company’s guidelines. Based on the results of the application of these protocols, we conduct an annual review of the techniques used and their results. This evaluation is done by means of crop campaign analysis, in which all teams review and discuss the last harvest year’s productive performance and the technological package for the new harvest year.
     When processes and protocols are defined they can be audited and certified by qualified third parties. Adecoagro is currently in the process of certifying its crop production in Argentina under ISO 9001. We are also working to implement ISO 14001 and OHSAS 18001 in some operating units.
     In order to achieve efficient scales of production, we have redesigned our field sizes by removing useless cattle infrastructure such as fencing. Larger fields reduce the overlapping of farmworks, enhancing operating efficiency, reducing the use of inputs and achieving agronomic timing (planting or harvesting on time). The goal is to reduce operative time and to improve efficiency in the use of inputs. Large-scale production also requires the implementation of advanced technology such as GPS (Global Positioning System), GIS (Geographic Information System) and modern machinery as well.
Contractors
     Contractors play a significant role in our farming business model. We seek to outsource most of the typical farmwork, such as planting, spraying and harvesting. Outsourcing allows us to reduce our investments in heavy machinery and equipments such as tractors or harvesters, enhancing the efficient allocation of our capital in our core productive activities.
     The contractor model in the Argentine humid pampas region has existed for over fifty years and has developed into a highly competitive market. Contractors have gained extensive expertise and skill in the management of agricultural machinery and have access to modern advanced technology. We seek to develop win-win relationships with our contractors by considering them as partners in our production and providing constant technical training and support through our TAG (as defined below) activities. We strive to have a number of contractors associated with each farm to generate competition and allow benchmarking to enhance operational efficiency and ensure high-quality service.
     In regions where this model is not fully developed, we use a mixed system where we hire the most experienced contractors in the region and we also operate our own machinery. We promote the development of new contractors by providing training and selling them our used machinery. We also promote the movement of selected contractors from developed regions into new marginal regions by offering them an opportunity to grow their businesses. In other regions where there is no established contractor system or there is specific farmwork (rice land leveling for instance), we own 100% of the machinery. In our Sugar, Ethanol and Energy business, we own or lease and operate all the agricultural equipment and machinery needed for sugarcane planting and harvesting operations. Our main goal is to achieve high-quality farmwork, both when selecting any contractor or when using our own machinery. In Brazil we do not employ the contractor model.

Technical Adecoagro Group (TAG)
     The TAG is an internal group formed by agronomists, farm managers, external advisors, contractors, trainees and suppliers, whose main goal is to excel in production management by providing constant technical education and analysis regarding production technologies. Although the TAG is focused on developing such knowledge under a common criteria for the whole company, it also considers different production systems, such as crops, rice and dairy in Argentina and Uruguay, crops in western Bahia, Brazil and sugarcane in Minas Gerais and Mato Grosso do Sul, Brazil. In order to achieve their goals, the group meets every 20 days to analyze and discuss technical aspects of the farming production processes.
     The TAG participates in the definition of the optimal crop production mix for each farm and region, and supervises and evaluates the implementation of the most profitable and sustainable technologies to be adapted and applied in each region. Additionally, the TAG promotes specific external training courses, facilitates participation in external technical groups, organizes technical farm tours, offers support in establishing the crop planting plan and delivers a full-season analysis for each crop annually. The crop analysis is essential in order to allow technical improvements to be implemented for the following crop season.
     Since the TAG is involved in different regions, it plays a relevant role in spreading best practices among productive regions, including “no-till” in western Bahia. In order to evaluate and adapt the proper technologies locally, a vast network of test plots in agrochemicals, seeds, and farm-works are being carried out under specific technical guidelines. Such development is performed to make the necessary technological adjustments in respect of fertilizer levels, choice of the best product varieties for each crop, determination of the best planting periods and improvement in crop management and agricultural mechanization, resulting in higher yields coupled with reduced costs.
     In order to continually improve our technical development, we participate in specialized industry groups, such as CREA and AAPRESID, with which we share values and goals. “CREA” is a 50-year-old farmers’ association focused on developing and supporting technical excellence with local farmers. “AAPRESID” is a technical association of highly innovative farmers specializing in no-till development. We participate in certain CREA and AAPRESID discussion groups in which we share and evaluate common technical matters. We take advantage of their vast network of test plots and we constantly exchange technological knowledge for implementation in our farms.
     Specific efforts include our participation in the development of standards for a project called “Certified Agriculture: The Evolution of ‘No-Till’” (“Agricultura Certificada: la evolution de la Siembra Directa”), led by AAPRESID in Argentina. In addition, the TAG is focusing its resources on pursuing improvements in inputs usage by type of soil based on precision agriculture technology, intensification techniques relating to soil occupation times and diversified crop rotations, adjusting “no-till” in rice production, developing sugarcane production technologies involving agricultural mechanization and minimum tillage, and developing cotton production technologies involving “no-till” and crop rotation among others.
Technology and Best Practices
     We have consistently used innovative production techniques to ensure that we are at the forefront of technological improvements and standards in our industry. For example, we use the “no-till” technology and “crop rotation” to improve our crop yields. We also practice the use of “second harvests” where conditions permit, allowing us to plant and harvest a second crop from the same farmland in the same harvest year. Our crop production model is based on balanced fertilization, integrated pest and weed management and crop intensification. In our coffee business, our ability to perform wet and dry grain treatment in the same productive facility contributes to obtaining the “specialty coffee” grade, opening up the gourmet coffee market to our products. We use the innovative silo bag storage method in our rice and crop businesses allowing us to time the entry of our rice production into the market at optimal price points. Additionally, we believe we were the first company in South America to implement the innovative “free-stall” infrastructure in dairy operations resulting in increased raw milk production compared to our peers. The free-stall method is a model that provides for better control over production variables by confining dairy cows to a large barn that is equipped with indoor corrals and a mechanical advanced milking system on a rotary platform, allowing us to utilize production efficiencies and thereby increase milk production volumes while maximizing our land use and resulting in significantly higher conversion rates of animal feed into milk.
     Our sugarcane harvesting is 77% mechanized, which has significantly improved productivity while simultaneously reducing operating costs. We have modern facilities in the sugar and ethanol business including advanced sugar and ethanol mills with high-pressure boilers and that achieve one of the highest ratios of energy produced per ton of cane milled, according to the Cane Technology Center Benchmark program. Our Angélica sugar plant was the first continuously operative facility in Brazil, requiring no production stoppages between sugar batches.
     Our TAG analyzes our land assets and meets on a monthly basis to design the most efficient and productive land use strategies for such land assets.
No-Till
     “No-till” is the cornerstone of our crop production technology and the key to maintaining and even increasing the value and productivity of our land assets. “No-till” — often called zero tillage or direct sowing — is a technology developed 25 years ago to grow crops from year to year without disturbing the soil through tillage.
     Conventional farming consists of using plows to turn and till the soil to remove weeds, mix in soil additives such as fertilizers, and prepare the surface for seeding. Soil tillage leads to unfavorable effects such as soil compaction, loss of organic matter, degradation of soil components, death or disruption of microorganisms, evaporation of soil humidity and soil erosion where topsoil is blown or washed away by wind or rain.
     “No-till” farming avoids these negative effects by excluding the use of tillage. The “no-till” technology consists of leaving crop plant residues on the surface of the soil after harvesting a crop. These residues form a mulch or permanent cover protecting the soil from erosion risks caused by heavy rains and strong winds. This protective cover also helps natural precipitation and irrigation water infiltrate the soil effectively and decreases water loss from evaporation. Fewer tillage passes helps prevent soil compaction, allowing the soil to absorb more water and roots to grow deeper into the soil. Furthermore, “no-till” reduces the emergence of weeds and enhances biological processes that positively impact soil properties, conserving and even improving the presence of organic matter and microorganisms and associated nutrients (nitrogen, phosphorous, etc).
     The combination of these advantages results in important cost reductions due to a lower use of inputs, mainly diesel, fertilizers and pesticides, and higher crop yields, thus increasing the profitability of our business. These benefits are achieved in the medium to long term, resulting in a continuous increase of land productivity and value. From an operational standpoint, “no-till” reduces the period required for land preparation and planting, which enhances the development of large-scale operations and improves the probability of planting each crop at the optimum moment.
Crop Rotation
     Crop rotation is the practice of growing a series of dissimilar types of crops in the same area in sequential seasons. Crop rotation allows us to better control the buildup of harmful weeds and reduces the incidence of plagues and diseases that often occur when the same commodity is continuously cropped. Crop rotation also allows us to balance the fertility demands of various crops to avoid the excessive depletion of soil nutrients, contributing to a more efficient use of fertilizers and a sustainable use of herbicides and pesticides. Crop rotation results in increased yields and reduced production costs, providing a high rate of return. Our crop rotation model is tailored to each of our farming regions based on climatic and soil conditions. For example, in Argentina, our three-year crop rotation cycle involves the planting of a wheat crop followed by a soybean double-crop in the first year, a corn crop in the second year, and a soybean crop in the third year. In Brazil, we pursue a four-year crop rotation cycle whereby we plant soybeans during the first year, corn in the second year, and cotton during the third and fourth years.
Second Harvest — Double Cropping
     Second harvest, also known as “double cropping”, is the practice of consecutively producing two crops on the same land within the same year. Double cropping is possible only in regions with long growing seasons, which is determined mainly by climate conditions such as rain and temperature. Double cropping allows us to increase the profitability of our land, diversify our production and commercial risk and enhance operational efficiencies through a better utilization of machinery, freight, labor and other resources, resulting in a dilution of our fixed costs. Double cropping has important agronomical advantages as well, such as having crops on the land for a longer period of time, which, enhanced by “no-till” and crop rotation practices results in the improvement of the physical and chemical properties of the soil in the long term. We implement and adapt different double cropping systems for each of our productive regions in Argentina and Uruguay, with the most frequent being wheat/soybean, wheat/corn, sunflower/soybean, corn/soybean and sunflower/corn.
Integrated Pest Management (IPM)
     Integrated pest management (“IPM”) involves a deep analysis of agronomical, economical and environmental aspects with the goal of determining the most efficient use of pesticides. It simultaneously achieves two main goals: (i) enhancing crop productivity and (ii) decreasing the risk of agrochemical contamination. The first stage of IPM is to train the people who will be involved in pesticide usage. The pesticide to be applied is selected considering local regulations (only locally approved pesticides are used) and the minimum resulting environmental risks due to its chemical classification. Additionally, when selecting biotechnologically developed crops, we evaluate the potential reduction of pesticide uses that may be achieved. The doses of pesticides are defined by vendor recommendations and adjusted through agronomical expertise (specific to a crop and a pest). The timing of pesticide application is based on economic threshold that takes into account the crop situation (growing stage, climate conditions), the potential damage of the pest (type, population, growing stage), the presence of “beneficial” pests, and finally, the price relationship between grains and pesticides. We also use biological pest controls by breeding and releasing natural enemies of the relevant pest, as is the case with the borer plague. The relevance of the pest is measured by implementing specific scouting methodologies, which are adapted to large-scale farming. Scouting is carried out by trained employees who supervise all the fields on a weekly basis. The pesticide doses are applied by high-tech machinery, the majority of which is outsourced. IPM machinery is accurately calibrated to increase its application efficiency and to reduce any potential contamination risk. Climate conditions are taken into account, as well, in determining the optimal timing for spraying, to avoid drifting, evaporation and leakage risks.
Balanced Fertilization
     Balanced fertilization consists of determining an optimum use of fertilizers at the proper grades and in the proper amounts to supply the correct ratio of nutrients and to ensure that the soil will sustain high crop yields over time, consequently decreasing contamination risks. At the beginning of each crop season, we perform extensive soil studies in each of our farms to control the amount of organic matter, nitrogen, phosphorus and potassium levels in each field. Based on this analysis and considering the potential yield for each field, the crop rotation, and relative prices between fertilizers and agricultural products, we determine the optimum amount of fertilizer to be applied in order to maximize the economic response of the crop.
Water management
     Since crops need sufficient water to achieve their potential yields, we are engaged in techniques aimed to increase the efficiency of water usage and at the same time decrease soil erosion risks. In that regard, “no-till” presents strong advantages since it improves rainfall infiltration and increases the soil’s water storage capacity. In areas that may be subject to excess water, we are developing terraces, soil leveling and other techniques intended to decrease runoff and erosion risks. In some of the jurisdictions in which we operate, the use of water for irrigation requires obtaining special permits. For certain irrigated crops such as rice, we focus on the design and operation of rainwater harvesting, collecting water from rain in semi-natural reservoirs destined for future irrigation. Channels to conduct the water and drain the fields are developed by experts in order to deliver water in the most efficient manner. We are also developing the zero grade level system in some of our farms to increase productivity and reduce production costs. This technique involves a precise leveling of the land based on GPS and Laser technology. When fields are accurately leveled, water irrigation requirements are reduced, thus lowering the cost of labor and energy. Efficient management of irrigation results in a positive impact on yields. Additionally, as the fields can be larger, there are some operational benefits that can be achieved by reducing machinery working times. Other crops such corn seed, sunflower seed and coffee are irrigated by highly efficient pivot spraying systems. This type of irrigation system allows us to distribute water uniformly throughout the field, improving the use of water in terms of total millimeters per year. We conduct soil moisture sampling to define the best moment and amount of water to be used for irrigation in each plot.
Mechanization
     We incorporate all available mechanization technology into our business that is cost-effective. We believe that by employing mechanization technology we improve our operating efficiency and are better able to reach desired economies of scale in our operations. Mechanization also enables us to adopt new associated technologies faster and hastens our development efforts. In our farming business, we are using cutting-edge mechanized technology for planting, spraying, harvesting and irrigating and for soil rejuvenation, preparation and management. We also employ advanced mechanization technology in our logistics and product processing operations, including transportation, drying operations and grain sorting and storage. We are in the process of developing mechanization technology to benefit our other businesses, such as coffee and sugarcane planting, which traditionally have not benefitted from such mechanization.
Synergies
     The technologies we employ are very closely linked, and the joint implementation of a number of them will result in positive synergies for our entire production system. For example, implementation of the “no-till” technology can be enhanced by crop rotations, due to the positive biological effects generated by the different types of roots from each crop in the soil. Benefits of integrated pest management are improved when combined with the “no-till” and crop rotation strategies, since the crop stubble that remains on the soil can be a barrier to some plagues, and because some other pests are specific to a particular crop and the crop rotation can be sufficient to control them. We consider these synergies when we develop our crop seeding schedule.
Information Technology
     We employ the World Class ERP Oracle eBusiness Suite to standardize and integrate our processes throughout the company and improve controls and information accuracy and consolidation. The Oracle eBusiness Suite allows us to fulfill our local accounting and fiscal needs while facilitating operational coordination across our geographic areas and lines of business, reducing our operational costs and minimizing duplication and inefficiencies. It also provides our management with consolidated results in a timely manner. In addition, our integrated security plan includes an offsite safeguarded system that guarantees business continuity.
Environmental Responsibility
     We are developing a production model that reflects a strong commitment to the environment. Our responsibility to the environment begins with complying with local regulations. Natural resources such as land, water and biodiversity are taken into account when we evaluate both the development of a new production project and the operation of an on-going one. In that regard, we are constantly evaluating best practices to be implemented our operations. See “—Technology and Best Practices.” In order to be better stewards of the environment, we are in the process of developing and implementing environmental management plans for our operations. Those plans involve different stages, which are mainly educating our own and outsourced staff, monitoring ecological parameters, preventing negative effects, and correcting deviations. With respect to pesticide contamination risks, we are implementing a responsible pesticide use program, which includes personnel training, personnel protection elements, application recommendations, pesticide selection criteria, pesticide handling and storage and after-use pesticide packages management (which are specifically cleaned, collected and stored for recycling purposes under third parties’ programs such as AgroLimpio of Argentina).
     Additionally, in some regions where biodiversity is a concern, we are implementing biodiversity management plans, which mainly consists of periodically monitoring flora and fauna, detecting significant variations of their populations, and proposing measures to reduce any threats to local species. As a result of this, we are implementing some practices such as prohibiting hunting on our farms in Argentina, developing environmental private protection areas (where natural vegetation is protected by implementing sustainable production practices). As environmental matters require specific expertise and an understanding of complex relationships, we are entering into cooperative arrangements and agreements with educational institutions, such as the Faculty of Natural and Exact Sciences of the University of Buenos Aires (Facultad de Ciencias Exactas y Naturales de la Universidad de Buenos Aires, Argentina). We are also developing relationships with well recognized environmental non-governmental organizations, such as The Nature Conservancy and Fundación Habitat y Desarrollo.
     In Brazil, one of our main environmental focuses is compliance with the applicable provisions of the Brazilian Forestry Code (Código Florestal). Accordingly, we analyze and identify all natural areas inside our own farms and inside leased areas, and make a development plan that defines actions for their preservation. Some examples of these activities are the reforestation of Permanent Preservation Areas (Áreas de Preservación Permanente) and Legal Reserve Areas (Áreas de Reserva Legal), for which we are producing seedlings of more than 70 native species to reforest those areas. We are strongly committed to the preservation of forests, and we only develop areas for farming if they were previously used for agricultural purposes or for pasture. We do not engage in deforestation. We concern ourselves with the protection of riverbanks and surrounding areas of streams and springs, as they are important for soil conservation and as refuges for native fauna. In that regard, we are implementing periodic monitoring of wildlife and native flora as well. We have a partnership with The Nature Conservancy (“TNC”), an international environmental non-governmental organization, to organize the environmental preservation of areas of ecological importance by acquiring such areas to replace reserve areas on our own land and land we lease, through a reserve compensation scheme developed by TNC and adopted by the regional environmental authorities. This program will allow us to protect larger blocks of critical ecosystems instead of having smaller reserve areas in each farm, while allowing us to use areas in our farms that were previously developed and would have lesser environmental value as reserve areas.
     As part of our best practices programs, we are in the process of developing a certification process to achieve carbon credits from bagasse cogeneration at our Angélica and UMA sugarcane mills in Brazil. The pre-feasibility assessment was carried out using the methodologies of Clean Development Mechanism (“CDM”) of the United Nations, and delivered a potential reduction of approximately 300 thousands tons of CO2 during seven years. We are also evaluating bio-gas production from manure in our free-stall dairy operation in Argentina as another emissions reduction program. We plan to begin a pre-feasibility assessment subject to receiving a grant from Sustainable Energy and Climate Change Initiative from Inter-American Development Bank (SECCI). This project plans to consider the potential of capturing methane gas from adequately managed manure of dairy cows, which could be used to co-generate electricity. This emission reduction could also generate extra income from carbon credits under the CDM program. At UMA, we have implemented a pilot plant that produces biogas from vinasse, developed in partnership with Efficiencia, a subsidiary of Companhia Energética de Minas Gerais (“CEMIG”). The technology developed during this project will allow us to generate additional energy from vinasse while maintaining the fertilizer recycling potential of UMA. Additionally, we are developing potential schemes to realize the benefits of the “no-till” technology into a carbon credits income (from emissions reduction through less use of diesel and more sequestering of soil carbon).

Social Programs
     Apart from complying with local labor regulations, we seek to promote the personal and professional development of our employees by offering them an adequate working environment with proper health and safety protections. In respect of our suppliers and clients, we strive to enter into and maintain long-term relationships based on trust, a solid business track record and safe conditions. We aim to develop a transparent relationship with local authorities. Finally, one of our main goals is to contribute positively to the social development of the communities where we have operations, creating new jobs, preserving the environment, providing trainee opportunities through our internship program and assisting with social development. In order to implement our social development programs, we analyze the areas in which we operate with the highest impact, education and poverty rates, possible alliances with other social actors, and potential synergies with local government programs. In addition to social development programs, we contribute to community organizations in each area where we operate, such as hospitals, schools, daycare centers and fire stations among others. We are engaged in global collaborations as well, such as the Haiti Relief Program in February 2010, through which we donated rice and milk. We also have a voluntary matching program where each donation from our employees is matched three times by Adecoagro.
Education
     Our sugarcane and rice operations have a very important economic impact in the communities where they are located, and our management and employees have developed a Social Action Program in the various municipalities. In 2005, we commenced a partnership with Cimientos in Corrientes and Santa Fe in Argentina, through which we have awarded 22 educational programs in urban and rural areas located close to our rice operations. Additionally, in the Santa Fe province in Argentina, where our dairy operations are located, we are carrying out a partnership with Conciencia to develop a scholarship program. This program targets children of low-income families in nearby towns who are being sponsored by our own staff. We have partnered with Fundação Bradesco in Mato Grosso do Sul, Brazil, working with the local municipalities of Angélica and Ivinhema to re-train teachers at their schools, aiming at improving the performance of public schools to a level of regional excellence. In addition, our technical teams, such as our Sugar & Ethanol Environmental Team, hold regular seminars at local schools where they promote the participation of students in environmental related projects, such as the reforestation efforts at the Angélica mill site. In addition, our employees perform educational volunteer work at several local institutions and non-governmental organizations.
Nutrition
     In Argentina, we work in partnership with the Conin Foundation, which fights malnourishment in children, dealing with malnutrition in an integral way and focusing its actions in three main aspects: education, assistance and research. We work in partnership with the Argentine Food Bank Network, to whom we are currently donating processed rice. This network operates in 14 cities and is a nonprofit distribution enterprise that serves the community by acquiring donated food and making it available to people who are hungry through a network of community agencies. These agencies include school feeding programs, food pantries, soup kitchens, hospices, substance abuse clinics, after-school programs and other nonprofit organizations. Additionally, we have been contributing food to Solidagro, an alliance between rural corporate institutions and civic organizations that seek to solve famine and malnutrition problems, since 2007. We are also collaborating with selected soup kitchen initiatives such as Mercedes City Soup Kitchen and Manuel Alberti Neighborhood, to whom we donate processed rice and wholemilk powder.
     In Brazil, we support various local schools, daycare centers, homes for the elderly, and APAEs (local associations supporting the seriously handicapped in the community) through sugar donations. Due to these initiatives, UMA was certified by the ABRINQ Foundation as a Child Friendly Enterprise.
Internship Program
     The purpose of our internship program is to promote the development of highly qualified professionals for the community by providing first-time work experience, good quality training and access to highly technology-oriented operations. We seek to facilitate interns’ future access to the job market while detecting potential key employees. The interns actively participate in the TAG training program which includes monthly technical meetings, external training and farm tours. In order to accomplish those goals we promote institutional relationships with local and international universities and high schools. Over 235 interns have participated in our program during the last 8 years, 51 of which were subsequently incorporated into our teams.
Material Agreements
     For a description of the material agreements relating to our indebtedness, please see “Item 5.—Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness and Financial Instruments.”
Argentina
Agreement with Quickfood S.A.
     Until December 2009, we owned approximately 58,348 head of cattle — other than our cattle used for the production of raw milk — which we fattened for sale to meat processors and in local livestock auction markets. Our cattle business primarily consisted of beef fattening activities during the years ended December 31, 2009, 2008 and 2007. In December 2009, we strategically decided to sell substantially all of our cattle herd — other than our cattle used for the production of raw milk — to Quickfood, an Argentine company listed on the Buenos Aires Stock Exchange that is a subsidiary of the Brazilian company Marfrig, for a purchase price of $14.2 million payable in two equal annual installments. The first installment was paid on the closing date and the second installment was paid one year thereafter. The transaction contemplated the sale of 55,543 head of cattle, certain equipment related thereto and the trademark “Pilagá” for certain international classes. In addition, we agreed to lease Quickfood (i) approximately 74,000 hectares of grazing land located in the Argentine provinces of Corrientes, Formosa, Santa Fe and Santiago del Estero, under an operating lease agreement for an annual price equal to the equivalent in Argentine Pesos of 30 kilograms of meat per hectare, calculated in accordance with the Steer Index of the Liniers Market (INML), for a period of 10 years, renewable by the parties; and (ii) two feed lots located in the provinces of Corrientes and Santa Fe, Argentina, for an annual price of $25,000 each. Marfrig jointly and severally guarantees the obligations of Quickfood. As required by antitrust law, we reported this transaction to the CNDC. The CNDC’s administrative approval of the transaction is pending. We do not believe that the CNDC will object to the form and substance of the transaction. In March, 2011, we authorized Quickfood to sublease approximately 27,000 hectares to Equity Trust Company Argentina S.A. as trustee for the trust Fideicomiso Financiero Ganadero Cría I. Notwithstanding such sublease, the duties and obligations of Quickfood under the original lease agreement remain unchanged.
Joint-Venture with COPRA S.A.
     On November 23, 1999, our subsidiary Pilagá S.A. entered into a joint-venture agreement (union transitoria de empresas, or “UTE”) with COPRA S.A., Tupantuva S.A., the Serrano family and Establecimientos Agrícola Ganaderos Santa Clara y Yuquerí S.A. The UTE was created for purposes of obtaining water rights and the construction and development of a reservoir on the Ayui Grande stream, to be used for rice irrigation. Pilagá’s participation in the UTE is 20%. COPRA S.A. is the legal representative of the UTE, but decisions must be made with the affirmative vote of Pilagá S.A. and COPRA S.A. There are no restrictions in the event Pilagá S.A. desires to exit the UTE. As of the date of this annual report, the UTE has not started operations and is in the process of obtaining the appropriate governmental approvals.
Milk Supply Agreement
     In November 2007, Adeco Agropecuaria S.A. entered into a milk supply offer agreement with La Lácteo S.A., that was later amended on February 1, 2010, and pursuant to which Adeco Agropecuaria S.A. committed to sell to La Lácteo, and La Lácteo committed to purchase, approximately 80,000 liters of our milk production per day, subject to certain conditions. Notwithstanding the above, Adeco Agropecuaria S.A. is not obligated to sell to La Lácteo and La Lácteo is not obligated to purchase from Adeco Agropecuaria S.A. more than 50% of its milk requirements for a four-month period, provided however, that our milk production in excess of such volume is managed by La Lácteo S.A. in order to take advantage of the best valuation opportunities as industry sales in the raw milk spot market. The milk supply offer agreement fixes the price of milk that La Lácteo pays to Adeco Agropecuaria S.A. at the average milk price for each month plus a 3% premium. The milk supply agreement terminates in November 2017. In addition, if Adeco Agropecuaria S.A. receives a proposal from a third party for the supply of milk that is more favorable to Adeco Agropecuaria S.A. than the terms set forth in the milk supply agreement with La Lácteo, Adeco Agropecuaria S.A. may sell milk to such third party. However, La Lácteo has a right of first refusal upon Adeco Agropecuaria S.A.’s receipt of such third-party offer to purchase milk from Adeco Agropecuaria S.A. at the specified higher price.
Consignment Contract with Establecimiento Las Marías
     Pursuant to a consignment contract dated February 19, 2000, entered into by Establecimiento Las Marias S.A.C.I.F.A. (“Las Marias”) and Molinos Ala S.A. (currently Pilagá S.A.), Las Marias has an exclusive license to sell the products or imports of Pilagá S.A. in Argentina. For its services, Las Marias collects a commission of 11.56%, calculated over the gross amounts of the sales made by Las Marias on behalf of Pilagá S.A., net of 10% of commercial discounts, before VAT and any other applicable tax that is applied in any invoicing. The term of the agreement is one year as from March 1, 2000, automatically renewable for additional one-year periods.
Acquisition of Assets from Galicia Warrants S.A.
     On July 8, 2009, Pilagá S.A. acquired from Galicia Warrants S.A. the following assets: (i) real property consisting of a silo plant facility located in San Salvador, Province of Entre Ríos, Argentina for a purchase price of $1,823,226, to be paid in 10 annual installments of $192,500 each, plus interest at a rate of 1% per annum over any unpaid amount; and (ii) certain equipment including (a) 22 silos; (b) four grain dryers; (c) four grain pre-cleaning machines; and (d) plant control equipment, for the amount of $3,385,991 plus VAT at a rate of 10.5%, to be paid in 10 annual installments of $357,500 each, plus interest at a rate of 1% per annum over any unpaid amount. As collateral for its payment obligations, Pilagá S.A. granted a first priority mortgage over the acquired real property in favor of Galicia Warrants S.A. in the amount of $5.5 million.
Brazil
Sugar Sale Agreement
     On March 23, 2010, Angélica entered into a Sugar Sales Agreement with Bunge that was later amended on June 17, 2010. Under this agreement, Angélica would sell Bunge a total amount of 230,000 metric tons of Brazilian VHP (very high polarization) rough sugar to be delivered throughout 2010 and 2012. The term of the agreement is for two crop years, beginning in 2010/2011 and ending in 2011/2012. For each crop year, the price shall be fixed by Angélica or as agreed to by the parties by reference to the NY11 futures contract prices for any specific month and the degree of polarization, less certain defined delivery. Deliveries are to take place between August and January of each crop year.
Electric Energy Agreements
     In the beginning of 2009, UMA entered into a 10-year agreement for the sale of energy to CEMIG, under which UMA sells to CEMIG 9 MW of energy (approximately 52,704 MWh) during the harvest periods each year (May to November of each year) at a rate of R$173.88 per megawatt hour. As of December 31, 2010, UMA had received R$8 million under this agreement corresponding to the full contractual supply. The above-mentioned rate is adjusted annually to account for inflation and tariff discounts.
     Angélica entered into an agreement under which Angélica supplies energy to CCEE. This agreement is a result of a public auction promoted by the Brazilian federal government, carries a term of 15 years, and involves Angélica supplying CCEE with 87,600 MWh annually during the harvest periods each year (May to November), at a rate of R$169.52 per megawatt hour. The agreement sets forth annual fixed revenues for

Angélica of R$13.8 million, adjusted annually to account for inflation. As of December 31, 2010 Angélica had received R$9.8 million under this agreement.
     In addition, in June 2008, Angélica entered into an agreement for connection to the electricity distribution grid with Enersul — Empresa Energética do Mato Grosso do Sul (“Enersul”), through which Angélica would connect to Enersul’s electric distribution grid in order to effect the transportation of Angélica’s produced energy within Enersul’s concession area. The agreement is effective until the termination of Angélica’s authorization to generate electricity or the termination of the concession of Enersul, whichever occurs first.
     In August 2010, Angélica participated in a public auction promoted by the Brazilian federal government. As a result of this auction, Angélica entered into second 15-year agreement with CCEE starting in 2011, for the sale of 131,400 MWh per year at a rate of R$154.25/MWh. The delivery period for both agreements starts in May and ends in November of each year. The rates under both agreements are adjusted annually for inflation by reference to the IPCA
Intellectual Property
     As of December 31, 2010, our corporate group owned 40 trademarks registered with the Argentine National Intellectual Property Institute and had 8 trademarks in registration process. Also, Adeco Brasil and UMA owned 6 trademarks registered with the Brazilian National Industrial Property Institute (“INPI”), and had submitted 18 trademark registration requests, all of which are currently being challenged by third parties or were initially denied by INPI.
     In Argentina, we are required to renew our trademark registrations when they expire at the end of their respective terms. Under the Argentine Trade and Service Marks Law No. 22,362, the term of duration of a registered trademark is 10 years from its issue date, and a trademark may be indefinitely renewed for equal periods thereafter if, within the five-year period prior to each expiration, the trademark was used in the marketing of a product, in the rendering of a service or as the designation of an activity.
     In Brazil, title to a trademark is acquired only once its valid registration has been issued by the INPI. During the registration process, the person requesting the trademark merely has an expectation of the right to use the trademark to identify its products or services. Under Law No. 9,279, of May 14, 1996 (the Brazilian Industrial Property Law), the holder of a trademark has the right to its exclusive use throughout Brazil. The term of duration of a registered trademark is 10 years from its issue date, and a trademark may be indefinitely renewed for equal periods thereafter. Within a five-year period from the issue date, the owner has an obligation to use the trademark in the marketing of a product, in the rendering of a service or as the designation of an activity. If the owner does not use the trademark within such five-year period, it may be subject to a forfeiture process, upon request of any third party with legitimate interest in the trademark. The same forfeiture process may occur if the owner fails to use the trademark for any five-year period, continuously. If the trademark is declared forfeited, the trademark rights are terminated.
     We do not own any registered patents, industrial models or designs.
Insurance
     The type and level of insurance coverage we obtain is determined based on consultation with leading insurance brokers. We carry policies with leading U.S., European, and local insurance companies, and we are currently insured against a variety of risks, including losses and damages relating to our plants, equipment and buildings. We believe our level of insurance coverage is customary and appropriate for a company of our size and with respect to our activities. Our insurance currently covers only part of the losses we may incur and does not cover losses on crops due to hail storms, fires or similar risks.

Legal and Administrative Proceedings
     In the ordinary course of business, we are subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, social security, labor lawsuits and other matters. We accrue liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings.”
Environmental Regulations and Compliance
     Our businesses in the various emerging market countries in which we operate are subject to comprehensive national, state and municipal laws and regulations relating to the preservation and protection of the environment to which those businesses must adhere. These laws and regulations require some of our businesses to obtain permits or licenses that have to be renewed periodically in order to allow us to continue to operate. If such permits or licenses lapse or are not renewed or if we fail to obtain any required environmental licenses and permits, or if we do not comply with any other requirements or obligations established under the applicable environmental laws and regulations, we may be subject to fines or criminal sanctions and might face partial or total suspension of our operations and suspension or cancellation of our environmental licenses and permits. In addition, our businesses which hold debt from banks, and multilateral lenders in particular, are typically required to adhere to environmental standards that exceed those of the country in which the business operates (e.g., World Bank standards).
     We are currently either in compliance with or are in the process of applying for permits that would put us in compliance with all applicable environmental laws and material environmental licenses and permits. Specifically, the operational license of UMA is currently being renewed. In December 2008 we requested operational licenses for our Lagoa do Oeste, Heloísa, Palmeira and Mimoso farms in Brazil, which as of December 31, 2010 are still pending. We are currently finalizing the process of “geo-referencing” our Conquista and Alto Alegre farms in Brazil in order to apply for the relevant operational licenses. On May 25, 2010, we applied for the operational license for the Angélica mill to mill up to 4 million tons of sugarcane per year, and the license was granted by IMASUL on November 11, 2010. On November 26, 2010, we obtained a preliminary license (licença prévia) for the Ivinhema mill, and on June 27, 2011, we obtained the installation license (licença de instalação) from IMASUL for the commencement of the construction and assembly of the first and second phase of the Invinhema mill, for a nominal crushing capacity of up to 3.6 million tons of sugarcane.
     Our operating businesses have the required environmental monitoring, equipment and procedures, and we utilize third-party contractors to conduct regular environmental audits. Our environmental expenses relate to consultants we use to perform environmental impact studies for our development projects and control and monitoring procedures. However, as environmental regulations are expected to become more stringent in some of the countries where we operate, our environmental compliance costs are likely to increase due to the cost of compliance with any future environmental regulations. While we are not aware of any material environmental liabilities related to our ongoing operations, we may be subject to cleanup costs, which we do not expect to be material.

     C. ORGANIZATIONAL STRUCTURE
Corporate Structure
     We hold approximately 98% of the interests in IFH, which, directly and indirectly, owns approximately 100% of the outstanding interests in Adecoagro LP, a holding company with operating subsidiaries owning farmland and facilities throughout Argentina, Brazil and Uruguay. Existing shareholders prior to our IPO own a 2% stake in IFH, with a de minimis remaining interest owned by Ona Ltd., our substantially wholly-owned subsidiary. We are a corporation organized under the laws of the Grand Duchy of Luxembourg under the form of a société anonyme and were formed as a holding company for the purpose, among others, of facilitating an IPO of common shares. Prior to the IPO, IFH completed certain reorganization transactions, which we refer to as the “Reorganization”, and became our majority-owned subsidiary.
     As of May 31, 2011, our principal shareholders were Pampas Humedas LLC, HBK Master Fund, Al Gharrafa, Stichting Pensioenfonds Zorg en Welzijn and Ospraie Special Opportunities. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”
     Our current corporate structure is depicted below:

*	Existing Shareholders refer to shareholders of record prior to our IPO.

**	Does not account for an immaterial amount of shares required to be owned by other persons pursuant to Maltese law.

***	2% was owned pro rata among Existing Shareholders in amounts corresponding to their ownership of the Company prior to our IPO. The 2% ownership held by current members of IFH does not carry any preferential treatment.
     D. PROPERTY, PLANTS AND EQUIPMENT
See “—B. Business Overview—Land Transformation—Our Farms”; “—Property, Plant and Equipment.”

Item 4A. Unresolved Staff Comments
Not applicable.
Item 5. Operating and Financial Review and Prospects
Overview
     We are engaged in agricultural, manufacturing and land transformation activities. Our agricultural activities consist of harvesting certain agricultural products, including crops (soybeans, corn, wheat, etc.), rough rice, coffee and sugarcane, for sale to third parties and for internal use as inputs in our various manufacturing processes. Our agricultural activities also include producing raw milk and fattening beef cattle for sale to third parties. Our manufacturing activities consist of (i) selling manufactured products, including processed rice, sugar, ethanol and energy, among others, and (ii) providing services, such as grain warehousing and conditioning and handling and drying services, among others. Our land transformation activities consist of the acquisition of farmlands or businesses with underdeveloped or underutilized agricultural land and implementing production technology and agricultural best practices to enhance yields and increase the value of the land. Please see also “—Risks Related to Argentina—Proposed changes in Argentine law concerning foreign ownership of rural properties may adversely affect our results of operations and future investments in rural properties in Argentina” and “—Risks Related to Brazil— Recent changes in Brazilian rules concerning foreign investment in rural properties may adversely affect our investments.”
     As further described below, we are organized into three main lines of business: farming; sugar, ethanol and energy; and land transformation. These lines of business consist of seven reportable operating segments, which are evaluated by the chief operating decision-maker based upon their economic characteristics, the nature of the products they offer, their production processes and their type and class of customers and distribution methods. Our farming business is comprised of five reportable operating segments: Crops, Rice, Dairy, Coffee and Cattle. Each of our sugar, ethanol and energy and land transformation lines of business is also a reportable operating segment.
     There are significant economic differences between our agricultural and manufacturing activities. Some of our agricultural activities generally do not involve further manufacturing processes, including those within the crops, dairy, coffee and cattle segments. However, from time to time, some of the harvested crops may be used to produce manufactured products, like soybean oil. These activities are also included within the crops segment. Our other agricultural activities in the rice and sugar, ethanol and energy segments generally involve further manufacturing processes, comprising our manufacturing activities. The table below sets forth our agricultural and manufacturing activities by segment.

Segment	Agricultural Product	Manufactured Product & Services Rendered
Crops	Soybean Corn Wheat Sunflower Cotton	Soybean oil & soybean meal
Grain drying & conditioning

Rice	Rough rice	White rice & brown rice

Dairy	Raw milk	Whole milk powder

Coffee	Coffee	Trading

Cattle	Head or kilograms of cattle	Land leasing

Sugar,	Sugarcane	Sugar
Ethanol and		Ethanol
Energy		Energy
     We structure the revenue and cost section of our statement of income to separate our “Gross Profit from Manufacturing Activities” from our “Gross Profit from Agricultural Activities” as further described below:

Manufacturing Activities
     The gross profit of our manufacturing activities is a function of our sales of manufactured products and services rendered and the related costs of manufacturing those products or delivering those services. We recognize an amount of revenue representing the actual dollar amount collected or to be collected from our customers. Our principal costs consist of raw materials, labor and social security expenses, maintenance and repairs, depreciation, lubricants and other fuels, among others. We obtain our raw materials principally from our own agricultural activities and, to a lesser extent, from third parties.
Agricultural Activities
     Our agricultural activities involve the management of the biological transformation of biological assets into agricultural produce for sale to third parties, or into agricultural products that we use in our manufacturing activities. We measure our biological assets and agricultural produce in accordance with IAS 41 “Agriculture.” IAS 41 requires biological assets to be measured on initial recognition and at each balance sheet date at their fair value less costs to sell, with changes in fair value recognized in the statement of income as they occur. As market determined prices are generally not available for biological assets while they are growing, we use the present value of expected net cash flows as a valuation technique to determine fair value, as further discussed below in “—Critical Accounting Policies and Estimates.” In addition, agricultural produce at the point of harvest is measured at fair value less costs to sell, which is generally determined by reference to the quoted market price in the relevant market. Consequently, the gains and losses arising on initial recognition and changes in fair value of our biological assets and the initial recognition of our agricultural produce at the point of harvest are accounted for in the statement of income in the line item “Initial recognition and changes in fair value of biological assets and agricultural produce.”
     After agricultural produce is harvested, we may hold it in inventory at net realizable value up to the point of sale, which includes market selling price less direct selling expenses, with changes in net realizable value recognized in the statement of income when they occur. When we sell our inventory, we sell at the prevailing market price and we incur direct selling expenses.
     We generally recognize the agricultural produce held in inventory at net realizable value with changes recognized in the statement of income as they occur. Therefore, changes in net realizable value represent the difference in value from the last measurement through the date of sale on an aggregated basis.
     We consider gains and losses recorded in the line items of the statement of income “Initial recognition and changes in fair value of biological assets and agricultural produce” and “Changes in net realizable value of agricultural produce after harvest” to be realized only when the related produce or manufactured product is sold to third parties and, therefore, converted into cash or other financial assets. Therefore, “realized” gains or losses mean that the related produce or product has been sold and the proceeds are included in revenues for the year.
     The sale of agricultural produce is revenue as defined in IAS 18. However, IAS 41 does not provide guidance on the presentation of revenues and costs arising from the selling of biological assets and agricultural produce. Due to the lack of guidance in IAS 41 and based on IAS 1, “Presentation of financial statements,” we present, as a matter of accounting policy, our sales of biological assets and agricultural produce and their respective costs of sale separately in two line items in the statement of income. The line item “Sales of agricultural produce and biological assets” represents the consideration received or receivable for the sale to third parties based generally on the applicable quoted market prices of the respective produce or biological asset in the relevant markets at the point of sale. At the point of sale, our agricultural produce is measured at net realizable value, which reflects the sale price less the direct cost to sell, and our biological assets are measured at fair value less cost to sell, in each case, using the applicable quoted market prices in the relevant markets.
     The line item “Cost of agricultural produce sold and direct agricultural selling expenses” consists of two components: (i) the cost of our sold agricultural produce and/or biological assets as appropriate plus (ii) in the case of agricultural produce, the direct costs of selling, including but not limited to, transportation costs, export taxes and other levies. The cost of our agricultural produce sold represents the recognition as an expense of our agricultural produce held in inventory valued at net realizable value. The cost of our biological assets and/or agricultural produce sold at the point of harvest represents the recognition as an expense of our biological assets and/or agricultural produce measured at fair value less costs to sell, generally representing the applicable quoted market price at the time of sale. Accordingly, the line item “Sales of agricultural produce and biological assets” is equal to the line item “Cost of agricultural produce plus direct agricultural selling expenses.”
     Accordingly, we receive cash or consideration upon the sale of our inventory of agricultural produce to third parties but we do not record any additional profit related to that sale, as that gain or loss had already been recognized under the line items “Initial recognition and changes in fair value of biological assets and agricultural produce” and “Changes in net realizable value of agricultural produce after harvest,” as described above.
Land Transformation
     The Land Transformation segment includes two types of operations. The first relates to the acquisition of farmlands or businesses with underdeveloped or underutilized agricultural land (land which we have identified as capable of being transformed into more productive farmland by enhancing yields and increasing its future value). When we acquire a farmland business for an acquisition price below its estimated fair value, we recognize an immediate gain (a “purchase bargain gain”). The land acquired is recognized at its fair value at the acquisition date and is subsequently carried at cost under the cost model in IAS 16.
     The second type of operation undertaken within this segment relates to the realization of value through the strategic disposition of assets (i.e. farmland) that may have reached full development potential. Once we believe certain land has reached full growth potential, we may decide to realize such incremental value through the disposition of the land.
     The results of these two activities (purchase bargain gains as a result of opportunistic acquisitions of businesses with underdeveloped or underutilized land below fair market value, and gains on dispositions reflecting the ultimate realization of cash value on dispositions of transformed farmlands) are included separately in the Land Transformation segment.
     Land transformation activities themselves are not reflected in this segment; rather, they are reflected in all of our other agricultural activities in other segments. The results of our land transformation strategy are realized as a separate activity upon disposition of transformed farmlands and other rural properties.
     A. OPERATING RESULTS
Trends and Factors Affecting Our Results of Operations
     Our results of operations have been influenced and will continue to be influenced by the following factors:
     (i) Effects of Yield Fluctuations
     The occurrence of severe adverse weather conditions, especially droughts, hail, floods or frost, are unpredictable and may have a potentially devastating impact on agricultural production and may otherwise adversely affect the supply and prices of the agricultural commodities that we sell and use in our business. The effects of severe adverse weather conditions may also reduce yields at our farms. Commencing during the middle of 2008 and lasting until the middle of 2009, the countries in which we operate suffered one of the worst droughts of the last 50 to 70 years, which resulted in a reduction of approximately 15.0% to 40.0% in our yields, depending on the affected commodity, compared with our historical averages. These yield reductions directly impacted the yields of our Crops segment, which is reflected in the line item “Initial recognition and changes in fair value of biological assets and agricultural produce” of the statement of income. The average expected yields for the 2008/2009 harvest for crops before the drought were 2.5 tons per hectare for soybean and 7.7 tons per hectare for corn. The actual yields following the drought were 1.5 tons per hectare for soybean and 5.5 tons per hectare for corn, which generated a decrease in initial recognition and changes in fair value of biological assets and agricultural produce in respect of soybeans, corn and the remaining crops of $13.0 million,

$3.1 million and $0.3 million, respectively, for the year ended December 31, 2009.
     The average expected yield for the 2008/2009 harvest for rice before the drought was 6.7 tons per hectare. The actual yield for the 2008/2009 harvest following the drought was 5.5 tons per hectare, which generated a decrease in initial recognition and changes in fair value of biological assets and agricultural produce of $4.2 million for the year ended December 31, 2009.
     The following table sets forth our average crop, rice and sugarcane yields for the periods indicated:

	Year ended
	December 31,			% Change
	2010	2009	2008	2009-2010	2008-2009
Corn	5.9	5.5	6.8	7,2%	(18.5%)
Soybean	3.1	1.5	2.1	112.5%	(30.9%)
Soybean (second harvest)	1.9	1.6	1.7	21.3%	(7.3%)
Cotton	2.5	2.9	4.5	(13.9%)	(35.6%)
Wheat	3.3	2.3	2.4	41.3%	(4.4%)
Rice	5.1	5.5	6.7	(8.1%)	(17.3%)
Coffee	1.4	1.5	2.3	(7.9%)	(21.7)%
Sugarcane	96.1	93.4	89.4	3.3%	4.5%
     Since the mid 2009, rain levels have normalized generating, in general, a recovery of yields for the 2009/2010 harvest.
     (ii) Effects of Fluctuations in Production Costs
     During the last three years, we have experienced fluctuations in our production costs. The primary reason is the fluctuation in the costs of (i) fertilizers, (ii) agrochemicals, (iii) seeds, (iv) fuel and (v) farm leases. The use of advanced technology, however, has allowed us to increase our efficiency, in large part mitigating the fluctuations in production costs. Some examples of how the implementation of production technology has allowed us to increase our efficiency and reduce our costs include using no-till (also known as “direct sowing”, which involves farming without the use of tillage, leaving plant residues on the soil to form a protective cover which positively impacts costs, yields and the soil (see “Item 4. Information on the Company—B. Business Overview—Technology and Best Practices—No-Till”)), crop rotation, second harvest in one year, integrated pest management, and balanced fertilization techniques to increase the productive efficiency in our farmland. Increased mechanization of harvesting and planting operations in our sugarcane plantations and utilization of modern, high pressure boilers in our sugar and ethanol mills has also yielded higher rates of energy production per ton of sugarcane.
     (iii) Effects of Fluctuations in Commodities Prices
     Commodity prices have historically experienced substantial fluctuations. For example, based on Chicago Board of Trade (“CBOT”) data, from January 4, 2010 to December 31, 2010, wheat prices increased by approximately 42.4%, and soybean prices increased by approximately 32.8%. Prices in Argentina are highly correlated with CBOT prices. Also, between January 4, 2010 and May 6, 2010, sugar prices decreased by 50.5% and between May 6, 2010 and December 31, 2010 increased by 135%, according to Intercontinental Exchange of New York (“ICE-NY”) data. Ethanol prices increased by 4.3% during 2010, according to ESALQ data. Commodity price fluctuations impact our statement of income as follows:

•	Initial recognition and changes in the fair value of biological assets and agricultural produce in respect of unharvested biological assets undergoing biological transformation;
•	Changes in net realizable value of agricultural produce for inventory carried at its net realizable value; and
•	Sales of manufactured products and sales of agricultural produce and biological assets sold to third parties.
     The following graphs show the spot market price of some of our products for the periods indicated:

Soybean in U.S. cents per bushel (CBOT)	Coffee in U.S. cents per pound (ICE-NY)

Sugar in U.S. cents per pound (ICE-NY)	Ethanol in Reais per cubic meter (ESALQ)

     (iv) Fiscal Year and Harvest Year
     Our fiscal year begins on January 1 and ends on December 31 of each year. However, our production is based on the harvest year for each of our crops and rice. A harvest year varies according to the crop or rice plant and to the climate in which it is grown. Due to the geographic diversity of our farms, the planting period for a given crop or rice may start earlier on one farm than on another, causing differences for their respective harvesting periods. The presentation of production volume (tons) and product area (hectares) in this annual report in respect of the harvest years for each of our crops and rice starts with the first day of the planting period at the first farm to start planting in that harvest year to the last day of the harvesting period of the crop, rice or coffee planting on the last farm to finish harvesting that harvest year.
     Product area for cattle is presented on a harvest year basis, as land used for cattle operations is linked to our farming operations and use of farmland during a harvest year, while production volumes for dairy and cattle are presented on a fiscal year basis. On the other hand, production volume and product area in our sugar, ethanol and energy business are presented on a fiscal year basis.
     The financial results in respect of all of our products are presented on a fiscal year basis. See “Item 4. Information on the Company—B. Business Overview.”

     (v) Effects of Fluctuations of the Production Area
   Our results of operations also depend on the size of the production area. The size of our own and leased area devoted to crop, rice, coffee and sugarcane production fluctuates from period to period in connection with the purchase and development of new farmland, the sale of developed farmland, the lease of new farmland and the termination of existing farmland lease agreements. Lease agreements are usually settled following the harvest season, from July to June in crops and rice, and from May to April in sugarcane. The length of the lease agreements are usually one year for crops, one to five years for rice and five to six years for sugarcane. Regarding crops, the production area can be planted and harvested one or two times per year. As an example, wheat can be planted in July and harvested in December. Right after its harvest, soybean can be planted in the same area and harvested in April. As a result, planted and harvested area can exceed the production area during one year. Regarding sugarcane and coffee, the production area can exceed the harvested area in one year. Grown sugarcane can be left in the fields and then harvested the following year. Coffee trees are pruned from time to time, in which case they do not produce beans and accordingly, are not harvested the following year. The increase in the production area of 2010 is mainly driven by an increase in leased area and transformation of undeveloped/undermanaged own land that was put into production
     The following table sets forth the fluctuations in the production area for the periods indicated:

	Year ended December 31,
	2010	2009	2008
	Hectares
Crops	136,193	104,986	77,221
Rice	18,142	17,258	14,820
Coffee	1,632	1,632	1,632
Sugar, Ethanol and Energy	53,799	49,470	32,616
     (vi) Effect of Acquisitions and Dispositions
   The comparability of our results of operations is also affected by the completion of significant acquisitions and dispositions. Our results of operations for earlier periods that do not include a recently completed acquisition or do include farming operations subsequently disposed of may not be comparable to the results of a more recent period that reflects the results of such acquisition or disposition.
     (vii) Macroeconomic Developments in Emerging Markets
   We generate nearly all of our revenue from the production of food and renewable energy in emerging markets. Therefore, our operating results and financial condition are directly impacted by macroeconomic and fiscal developments, including fluctuations in currency exchange rates, inflation and interest rate fluctuations, in those markets. In recent years, the emerging markets where we conduct our business (including Argentina, Brazil and Uruguay) have generally experienced significant macroeconomic improvements but remain subject to such fluctuations.
     (viii) Effects of Export Taxes on Our Products
     Following the economic and financial crisis experienced by Argentina in 2002, the Argentine government increased export taxes on agricultural products, mainly on soybean and its derivatives, wheat, rice and corn. Soybean is subject to an export tax of 35.0%; wheat is subject to an export tax of 23.0%, rough rice is subject to an export tax of 10.0%, processed rice is subject to an export tax of 5.0%, corn is subject to an export tax of 20.0% and sunflower is subject to an export tax of 32.0%.
     As local prices are determined taking into consideration the export parity reference, any increase in export taxes would affect our financial results.

     (ix) Effects of Foreign Currency Fluctuations
     Each of our Argentine, Brazilian and Uruguayan subsidiaries uses local currency as its functional currency. A significant portion of our operating costs in Argentina are denominated in Argentine Pesos and most of our operating costs in Brazil are denominated in Brazilian Reais. For each of our subsidiaries’ statements of income, foreign currency transactions are translated into the local currency, as such subsidiaries’ functional currency, using the exchange rates prevailing as of the dates of the relevant specific transactions. Exchange differences resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income under “finance income” or “finance costs,” as applicable. Our consolidated financial statements are presented in U.S. dollars, and foreign exchange differences that arise in the translation process are disclosed in the consolidated statement of comprehensive income.
     As of December 31, 2010, the Peso-U.S. dollar exchange rate was Ps.3.97 per U.S. dollar as compared to Ps.3.8 and Ps.3.45 per U.S. dollar as of December 31, 2009 and 2008, respectively. As of December 31, 2010, the Real-U.S. dollar exchange rate was R$1.65 per U.S. dollar as compared to R$1.74 and R$2.34 per U.S. dollar as of December 31, 2009 and 2008, respectively.
     The following graph shows the Real-U.S. dollar rate of exchange for the periods indicated:
     Our principal foreign currency fluctuation risk involves changes in the value of the Real relative to the U.S. dollar. Periodically, we evaluate our exposure and consider opportunities to mitigate the effects of currency fluctuations by entering into currency forward contracts and other hedging instruments. As of December 31, 2010, the Company was committed to buy $20 million Reais during 2011 at R$1.81 per U.S. dollar.
     (x) Seasonality
     Our business activities are inherently seasonal. We generally harvest and sell corn, soybean, rice and sunflower between February and August, and wheat from December to January. Coffee and cotton are unique in that while both are typically harvested from May to August, they require a conditioning process that takes about two to three months before being ready to be sold. Sales in other business segments, such as in our Cattle and Dairy segments, tend to be more stable. However, milk sales are generally higher during the fourth quarter, when weather conditions are more favorable for production. The sugarcane harvesting period typically begins between April and May and ends between November and December. As a result of the above factors, there may be significant variations in our results of operations from one quarter to another, since planting activities may be more concentrated in one quarter whereas harvesting activities may be more concentrated in another quarter. In addition our quarterly results may vary as a result of the effects of fluctuations in commodity prices and production yields and costs related to the “Initial recognition and changes in fair value of biological assets and agricultural produce” line item. See “—Critical Accounting Policies and Estimates—Biological Assets and Agricultural Produce.”

     (xi) Land Transformation
     Our business model includes the transformation of pasture and unproductive land into land suitable for growing various crops and the transformation of inefficient farms into farms suitable for more efficient uses through the implementation of advanced and sustainable agricultural practices, such as “no-till” technology and crop rotation. During approximately the first three to five years of the land transformation process of any given parcel, we must invest heavily in transforming the land, and, accordingly, crop yields during such period tend to be lower than crop yields once the land is completely transformed. After the transformation process has been completed, the land requires less investment, and crop yields gradually increase. As a result, there may be variations in our results from one season to the next according to the amount of land in the process of transformation.
     Our business model also includes the identification, acquisition, development and selective disposition of farmlands or other rural properties that after implementing agricultural best practices and increasing crop yields we believe have the potential to appreciate in terms of their market value. As a part of this strategy, we purchase and sell farms and other rural properties from time to time.
     The results included in the Land Transformation segment are related to the acquisition and disposition of farmland businesses and not to the physical transformation of the land. The decision to acquire and/or dispose of a farmland business depends on several market factors that vary from period to period, rendering the results of these activities in one financial period when an acquisition of disposition occurs not directly comparable to the results in other financial periods when no acquisitions or dispositions occurred.
     (xii) Capital Expenditures and Other Investments
     Our capital expenditures during the last three years consisted mainly of expenses related to (i) acquiring land, (ii) transforming and increasing the productivity of our land, (iii) planting non-current sugarcane and coffee and (iv) expanding and upgrading our production facilities. Our capital expenditures incurred in connection with such activities were $217.3 million for the year ended December 31, 2008, $138.6 million for the year ended December 31, 2009 and $130.6 million for the year ended December 31, 2010. See also “—Capital Expenditure Commitments.”
     (xiii) Effects of Corporate Taxes on Our Income
     We are subject to a variety of taxes on our results of operations. The following table shows the income tax rates in effect for 2010 in each of the countries in which we operate:

Tax Rate (%)
Argentina	35
Brazil(1)	34
Uruguay	25

(1)	Including the Social Contribution on Net Profit (CSLL)
Critical Accounting Policies and Estimates
     We prepared our consolidated financial statements in accordance with IFRS as issued by the IASB and the interpretations of the IFRIC. The critical accounting policies are policies important to the portrayal of a company’s financial condition and operating results, and which require management to make difficult and subjective judgments that are inherently uncertain. Based on this definition, we have identified the following significant accounting policies as critical to the understanding of our consolidated financial statements. The preparation of our consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. The principal area where our management is required to make significant judgments about estimates where actual results could differ materially from such estimates is in the carrying amount of our biological assets. These estimates and judgments are subject to an inherent degree of uncertainty. We believe that the estimates and judgments upon which we rely are reasonable based upon information available to us at the time that these estimates and judgments are made. We continually evaluate our judgments, estimates and assumptions. To the extent there are material differences between these estimates and actual results, our consolidated financial statements will be affected.
     We believe the following to be our more significant critical accounting policies and estimates used in the preparation of the consolidated financial statements:
     Biological Assets and Agricultural Produce
     Before harvest, our crops are biological assets. Subsequent to harvest, biological transformation ceases and the harvested crops meet the definition of agricultural produce under IAS 41 “Biological Assets.” As prescribed by IAS 41, we measure growing crops which have not attained significant biological growth at cost less any impairment losses, which approximates fair value. Capitalized expenses for growing crops include land preparation expenses and other direct production expenses incurred during the sowing period including costs of labor, fuel, seeds, agrochemical and fertilizer, among others. We measure biological assets (at initial recognition, when the biological asset has attained significant biological growth, and at each subsequent measurement reporting date) and agricultural produce at the point of harvest at fair value less selling costs. The objective of the fair value model under IAS 41 is to recognize gains and losses arising from such measurements gradually over the asset’s life rather than only on sale or realization. IAS 41 prescribes, among other things, the accounting treatment for biological assets during the period of growth, degeneration, production and procreation, and for the initial measurement of agricultural produce at the point of harvest.
     We account for agricultural produce after harvest as inventory, as further described below.
     The following table sets forth the way in which we value biological assets and agricultural produce for each of our principal products:

Biological Asset
	No significant	Significant
	biological growth	biological growth	Agricultural Produce	Manufactured Product
Crops	Crop from planting through approximately 60 days	Crop, approximately 60 days after planting up to the moment of harvest (total period of approximately 3 to 5 months).	Harvested crop (soybean, corn, wheat, etc.)	Soybean oil and soybean meal

Rice	Rice plant from planting through approximately 60 days	Rice plant, approximately 60 days after planting up to the moment of harvest (total period of approximately 3 to 4 months).	Harvested rough rice	Processed Rice

Coffee	Coffee tree from planting through approximately 18 months	Coffee tree, approximately 18 months after planting until exhausted in 15-20 harvests (total period of approximately 16 years).	Harvested coffee	Coffee

Dairy	Dairy cow is considered a biological asset from birth/purchase to death or sale.		Raw milk	Processed milk (whole milk powder) and dairy products

Cattle	Beef cattle are considered a biological asset from birth/purchase to death or sale.		N/A	N/A

Sugar, ethanol and energy	Sugarcane from planting through approximately 30 days	Sugarcane, approximately 30 days after planting until exhausted in 5-6 harvests (total period of approximately 5.5 years).	Sugarcane	Sugar, ethanol and energy

Biological Asset
	No significant	Significant
	biological growth	biological growth	Agricultural Produce	Manufactured Product
VALUATION CRITERIA	Cost, which approximates fair value less accumulated impairment losses, if any. For dairy and cattle, fair value less estimated cost to sell.	Fair value (using discounted cash flow valuation) less cost to sell.	Net realizable value, except for rough rice and milk which are valued at cost.	Cost
     Gains and losses that arise from measuring biological assets at fair value less selling costs and measuring agricultural produce at the point of harvest at fair value less selling costs are recognized in the statement of income in the period in which they arise as “Initial recognition and changes in fair value of biological assets and agricultural produce.” We value our inventories of agricultural produce after harvest at net realizable value, except for rice, which is valued at cost.
     When an active market exists for biological assets, we use the quoted market price in the most relevant market as a basis to determine the fair value of our biological assets, as in the case of cattle. For other biological assets where there is neither an active market nor market-determined prices during the growth cycle, we determine their fair value through the use of DCF valuation techniques. Therefore, we generally derive the fair value of our growing biological assets from the expected cash flows of the related agricultural produce. The DCF method requires the input of highly subjective assumptions, including observable and unobservable data. Generally, the estimation of the fair value of biological assets is based on models or inputs that are not observable in the market, and the use of unobservable inputs is significant to the overall valuation of the assets. Various factors influence the availability of observable inputs, including, but not limited to, the type of asset and its location, climate changes and the technology used, among others.
     Unobservable inputs are determined based on the best information available, for example, by reference to historical information regarding past practices and results, statistical and agronomical information and other analytical techniques. Changes in the assumptions underlying such subjective inputs can materially affect the fair value estimate and impact our results of operations and financial condition from period to period.
     The DCF method requires the following significant inputs to project revenues and costs:
•	Production cycles or number of harvests;

•	Production area in hectares;

•	Estimated crop and rice yields;

•	Estimated sucrose content (Total Recoverable Sugar or TRS) for sugarcane;

•	Estimated costs of harvesting and other costs to be incurred until the crops and rice reach maturity (mainly costs of pesticides, herbicides and spraying);

•	Estimated transportation costs;

•	Market prices; and

•	Discount rates.
     In contrast to biological assets whose fair value is generally determined using the DCF method, we typically determine the fair value of our agricultural produce at the point of harvest using market prices.

     Market prices used in the DCF model are determined by reference to observable data in the relevant market (e.g. for crops, sugar and coffee). Harvesting costs and other costs are estimated based on historical and statistical data. Yields are estimated by our agronomic engineers based on several factors, including the location of the farmland, soil type, environmental conditions, infrastructure and other restrictions and growth at the time of measurement. Yields are subject to a high degree of uncertainty and may be affected by several factors out of our control, including but not limited to extreme or unusual weather conditions, plagues and other diseases. Discount rates reflect current market assessments of the assets involved and the time value of money.
     As of December 31, 2010, the impact of a reasonable 10% increase (decrease) in estimated market prices, with all other variables held constant, would result in an increase (decrease) in the fair value of our plantations less cost to sell of $35.7 million for sugarcane, $13.1 million for coffee, $2.6 million for crops and $3.2 million for rice. As of December 31, 2010, the impact of a reasonable 10% increase (decrease) in estimated costs, with all other variables held constant, would result in a increase (decrease) in the fair value of our plantations less cost to sell of $30.8 million for sugarcane, $8.0 million for coffee, $1.3 million for crops and $2.0 million for rice. As of December 31, 2010, the impact of a reasonable 5% increase (decrease) in estimated yields, with all other variables held constant, would result in an increase (decrease) in the fair value of our plantations less cost to sell of $11.5 million for sugarcane and $4.9 million for coffee. As of December 31, 2010, the impact of a reasonable 20% increase (decrease) in estimated yields, with all other variables held constant, would result in an increase (decrease) in the fair value of our plantations less cost to sell of $4.6 million for crops and $6.0 million for rice. As of December 31, 2010, the impact of a reasonable 100 basic points increase (decrease) in discount rates, with all other variables held constant, would result in an increase (decrease) in the fair value of our plantations less cost to sell of $1.8 million for sugarcane and $1.6 million for coffee.
     All of the key assumptions discussed above are highly sensitive. Reasonable shifts in assumptions, including but not limited to increases or decreases in prices and discount rates used would result in a significant increase or decrease of the fair value of biological assets and significantly impact our statement of income. In addition, cash flows are projected over the following year or a number of years (depending on the type of biological asset) and based on estimated production. Estimates of production in and of themselves depend on various assumptions, in addition to those described above, including but not limited to several factors such as location, environmental conditions and other restrictions. Changes in these estimates could materially impact estimated production and could, therefore, affect estimates of future cash flows used in the assessment of fair value.
     The valuation models and their assumptions are reviewed annually, or quarterly if warranted, and, if necessary, adjusted. During the year ended December 31, 2009, we made no changes to the models and assumptions. During the year ended December 31, 2010, new information has been gained and accordingly we introduced an adjustment to the valuation model for sugarcane. Projected revenues are now calculated based on the average of daily prices for sugar future contracts (Sugar # 11 ICE-NY contract) during the six-month period ended at period end rather than the single price for sugar future contracts at year end used during 2009. We determined that the use of 6-month average of daily prices of future contracts was a more appropriate estimate for price inputs in the valuation model than the single price for sugar future contracts at period-end, as it would mitigate any additional variability that a single-day price may have on the sugarcane valuation model and was necessary to properly measure the fair value of the related biological assets given changes in market conditions in 2010. The effect of this change in the valuation model recognized in the line item “Initial recognition and changes in fair value of biological assets and agricultural produce” was an increase in the loss before income tax for $90.9 million for the year ended December 31, 2010.
     The aggregate gains and losses arising during a period on initial recognition and from the changes in fair value less costs to sell of biological assets is affected by the way we treat our harvesting and production costs for accounting purposes. Since IAS 41 does not provide guidance on the treatment of these costs, we generally capitalize all costs directly involved with the management of biological assets. These costs may include labor, planting, fertilizers, agrochemicals, harvesting, irrigation and feeding, among others. Then, the cost of the biological asset is adjusted periodically by the re-measurement of the biological asset at fair value less cost to sell. For example, before significant biological growth is attained, costs and expenses are capitalized as biological assets, and once biological assets reach significant biological growth we adjust biological assets to fair value less cost to sell. Accordingly, capitalized biological assets are adjusted periodically at fair value less cost to sell. At the point of harvest, we recognize the agricultural produce at fair value less cost to sell. The periodic adjustments in fair value less cost to sell reflect period to period gains or losses. After agricultural produce is harvested, we may hold it in inventory at net realizable value up to the point of sale, which includes market selling price less direct selling expenses, with changes in net realizable value recognized in the statement of income as incurred. When we sell our inventory, we sell at the prevailing market price and we incur direct selling expenses.
     We generally recognize the agricultural produce held in inventory at net realizable value with changes recognized in the statement of income as they occur. Therefore, changes in net realizable value represent the difference in value from the last measurement through the date of sale on an aggregated basis.
     We consider gains and losses recorded in the line items of the statement of income “Initial recognition and changes in fair value of biological assets and agricultural produce” and “Changes in net realizable value of agricultural produce after harvest” to be realized only when the related produce or manufactured product is sold to third parties and, therefore, converted into cash or other financial assets. Therefore, “realized” gains or losses means that the related produce or product has been sold and the proceeds are included in revenues for the year.
     The sale of agricultural produce is revenue as defined in IAS 18. However, IAS 41 does not provide guidance on the presentation of revenues and costs arising from the selling of biological assets and agricultural produce. Due to the lack of guidance in IAS 41 and based on IAS 1, “Presentation of financial statements,” we present, as a matter of accounting policy, our sales of biological assets and agricultural produce and their respective costs of sale separately in two line items in the statement of income. The line item “Sales of agricultural produce and biological assets” represents the consideration received or receivable for the sale to third parties based generally on the applicable quoted market prices of the respective produce or biological asset in the relevant markets at the point of sale. At the point of sale, our agricultural produce is measured at net realizable value, which reflects the sale price less the direct cost to sell, and our biological assets are measured at fair value less cost to sell, in each case, using the applicable quoted market prices in the relevant markets.
     The line item “Cost of agricultural produce sold and direct agricultural selling expenses” consists of two components: (i) the cost of our sold agricultural produce and/or biological assets as appropriate plus (ii) in the case of agricultural produce, the direct costs of selling, including but not limited to, transportation costs, export taxes and other levies. The cost of our agricultural produce sold represents the recognition as an expense of our agricultural produce held in inventory valued at net realizable value. The cost of our biological assets and/or agricultural produce sold at the point of harvest represents the recognition as an expense of our biological assets and/or agricultural produce measured at fair value less costs to sell, generally representing the applicable quoted market price at the time of sale. Accordingly, the line item “Sales of agricultural produce and biological assets” is equal to the line item “Cost of agricultural produce plus direct agricultural selling expenses.”
     Accordingly, we receive cash or consideration upon the sale of our inventory of agricultural produce to third parties but we do not record any additional profit related to that sale, as that gain or loss had already been recognized under the line items “Initial recognition and changes in fair value of biological assets and agricultural produce” and “Changes in net realizable value of agricultural produce after harvest,” as described above.
     Based on the foregoing, the gross profit of our agricultural activities is solely a function of the “Initial recognition and changes in fair value of biological assets and agricultural produce” and of the “Changes in net realizable value of agricultural produce after harvest.”

     Business Combinations—Purchase Price Allocation
     Accounting for business combinations requires the allocation of our purchase price to the various assets and liabilities of the acquired business at their respective fair values. We use all available information to make these fair value determinations. In some instances, assumptions with respect to the timing and amount of future revenues and expenses associated with an asset might have to be used in determining its fair value. Actual timing and amount of net cash flows from revenues and expenses related to that asset over time may differ materially from those initial estimates, and if the timing is delayed significantly or if the net cash flows decline significantly, the asset could become impaired.
     Impairment Testing
     We review the carrying amounts of our property, plant and equipment and intangible assets of finite life at the date of each statement of financial position to determine whether there is any indication that such assets have suffered an impairment loss. Based on the circumstances prevailing in each location, we use either a fair value less costs-to-sell model or a value-in-use model. An impairment loss, if any exists, is recognized immediately in the statement of income.
     Due to the characteristics of our investments in Argentina and Uruguay, we tested all of our cash generating units (“CGUs”) based on a fair value less costs-to-sell model. In using this model, we applied the “sales comparison approach” as the method of valuing most properties. This approach is based on the theory that the fair value of a property is directly related to the selling prices of similar properties. The fair value of farmland property is the amount of money we would realize if it were sold at arm’s length by a willing seller to a willing buyer. We base the values of our farmland on the lands’ productive capability (the ability of the land to produce crops and/or maintain livestock) and other factors such as climate and location. Farmland ratings are established by considering such factors as soil texture and quality, yields, topography, drainage and rain levels. Farmland may contain farm outbuildings, which include any improvement or structure that is used for farming operations, and are valued based on their size, age and design. Based on the factors described above, we assign each farm property a different soil classification for the purposes of establishing a value. Soil classifications quantify the factors that contribute to the agricultural capability of the soil. Soil classifications range from the most productive to the least productive. We refer to Note 4 to the consolidated financial statements for a detailed description of amounts tested. Based on the testing performed, we determined that none of the CGUs, with or without allocated goodwill, were impaired as of December 31, 2010, 2009 and 2008. For our investments in Brazil, we tested all CGUs based on a value-in-use model. In performing the value-in-use calculation, we applied pre-tax rates to discount the future pre-tax cash flows. We made key assumptions based on our past experience and we believe they are consistent with relevant external sources of information, such as appropriate market data. See Note 4 to our consolidated financial statements for further details.
     We based our discount rates on the risk-free rate for U.S. government bonds, adjusted for a risk premium to reflect the increased risk of investing in South America and Brazil in particular. As of December 31, 2010, the discount rate used for Brazil was 8.7%. We refer to Note 4 to the consolidated financial statements for a detailed description of amounts tested. Based on the testing performed we determined that none of the CGUs, with and without allocated goodwill, were impaired as of December 31, 2010, 2009 and 2008. A reasonably possible change of 10% in the key assumptions used to determine the projections (excluding discount rates) would have had no effect on the goodwill impairment testing results for any of the years presented. The base case was then stress-tested using a zero growth assumption and continued to show no impairment. A reasonably possible change of 1% in the perpetuity growth rates would have had no effect on the goodwill impairment testing results. A reasonably possible change of 1% in the discount rates would have had no effect on the goodwill impairment testing results.
     Fair Value of Derivatives and Other Financial Instruments
     Fair values of derivative financial instruments are computed with reference to quoted market prices on trade exchanges, when available. The fair values of commodity options are calculated using year-end market value together with common option pricing models. The fair value of interest rate swaps has been calculated using a DCF analysis.

     Income Taxes
     Adecoagro is a joint stock corporation (société anonyme) organized under the laws of the Grand Duchy of Luxembourg. We believe that Adecoagro’s corporate structure is organized in a form that will meet substantially all of the requirements provided for by Luxembourg law to benefit from the participation exemption regime, and we have not received an objection, nor any indication to the contrary, from the relevant Luxembourg tax authorities, to whom the proposed structure has been disclosed. Accordingly, Adecoagro believes that it can rely on the participation exemption from tax on income pursuant to the laws of Luxembourg. Our operating subsidiaries in Argentina, Brazil and Uruguay are subject to income taxes. We do not prepare or file a consolidated income tax return. Each operating subsidiary prepares and files its respective income tax returns based on the applicable tax legislation in the country in which the subsidiary operates. There are many transactions and calculations for which the ultimate tax determination is uncertain. We recognize liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact our current and deferred income tax assets and liabilities in the period in which such determination is made.
     Income taxes of each subsidiary are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as operating losses and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.
     Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.
     Deferred tax assets are reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the asset to be recovered. Deferred tax assets and liabilities are not discounted. In certain jurisdictions, the annual effect of available tax losses is limited to a percentage of taxable income. In assessing the realizability of deferred tax assets, we consider whether it is probable that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.
     Allowance for Trade Receivables
     We maintain an allowance for trade receivables to account for estimated losses resulting from the inability of customers to make required payments. When evaluating the adequacy of an allowance for trade receivables, we base our estimates on the aging of accounts receivable balances and historical write-off experience, customer credit worthiness and changes in customer payment terms. If the financial condition of customers were to deteriorate, actual write-offs might be higher than expected.
Operating Segments
     IFRS 8, “Operating Segments,” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The amount reported for each segment item is the measure reported to the chief operating decision maker for these purposes.
     We are organized into three main lines of business, which are farming; sugar, ethanol and energy; and land transformation, comprising seven reportable operating segments, which are organized based upon their similar economic characteristics, the nature of the products they offer, their production processes, the type and class of their customers and their distribution methods.
     Our farming business is comprised of five reportable operating segments as follows:
•	Our Crops segment includes the planting, harvesting and sale to grain traders of grains, oilseeds and fibers (including wheat, corn, soybeans, cotton and sunflowers, among others), and to a lesser extent the provision of grain warehousing and conditioning and handling and drying services to third parties. Production activities in our Crop segment reflect the most productive use of the land to maximize economic return and not the performance of any one underlying crop. Accordingly, the relative mix of underlying crops may change from harvest year to harvest year. A single manager is responsible for the management of operating activity of all crops rather than a manager for each individual crop.

•	Our Rice segment consists of planting, harvesting, processing and marketing of rice.

•	Our Dairy segment consists of the production and sale of raw milk, which is processed into manufactured products and marketed through our joint venture with Grupo La Lácteo.

•	Our Coffee segment consists of cultivating coffee and marketing our own and third party coffee production.

•	Our Cattle segment consists of purchasing and fattening beef cattle for sale to meat processors and in local livestock auction markets and leasing land.
     Our Sugar, Ethanol and Energy business is its own reporting operating segment and consists of cultivating sugarcane, which we process in our own sugar mills, transform into sugar, ethanol and electricity and market and sell.
     Our Land Transformation business is its own reporting operating segment and includes (i) the ultimate cash realization through sales to third parties of the increase in value of land which is generated through the transformation of its productive capabilities and (ii) bargain gains arising from business combinations, which represent the excess of the fair value of the land acquired over the actual price paid, typically in connection with purchases of undeveloped or undermanaged farmland businesses. See Note 4 to our consolidated financial statements for a description of the basis used to determine fair values.
     The following table presents selected historical financial and operating data solely for the periods indicated below as it is used for our discussion of results of operations.

	Year Ended December 31,
	2010	2009	2008
Sales	(In thousands of $)
Farming Business	197,741	216,016	193,038
Crops	108,162	92,029	95,987
Soybean(l)	64,890	44,116	39,025
Corn	23,968	14,654	22,547
Wheat	7,939	10,218	15,407
Sunflower	4,880	5,517	5,615
Cotton	2,395	11,905	5,813
Other crops(2)	4,090	5,619	7,580
Rice(3)	61,585	69,350	56,925
Coffee	7,572	14,265	15,948
Dairy	14,297	11,894	14,821
Cattle(4)	6,125	28,478	9,357
Sugar, Ethanol and Energy Business(5)	228,526	97,587	51,171

	Year Ended December 31,
	2010	2009	2008
Sales	(In thousands of $)
Sugar	98,385	26,143	20,495
Ethanol	114,793	62,811	29,385
Energy	15,040	8,216	—
Other	308	417
Total	426,267	313,603	244,209
Land Transformation Business(6)	20,837	18,839	15,201

	2010/2011	2009/2010	2008/2009	2007/2008	2006/2007
	Harvest	Harvest	Harvest	Harvest	Harvest
Production	Year (7)	Year	Year	Year	Year
Farming Business
Crops (tons)(8)	N/A	524,890	317,582	351,787	343,799
Soybean (tons)	N/A	241,848	96,982	90,724	149,619
Corn (tons)	N/A	180,613	115,900	153,751	117,974
Wheat (tons)	N/A	49,592	41,556	61,951	55,075
Sunflower (tons)	N/A	17,193	22,128	15,841	4,435
Cotton (tons)	N/A	1,068	9,218	15,748	9,236
Other crops (tons)(2)	N/A	34,576	31,799	13,772	7,461
Rice(9) (tons)	N/A	91,723	94,968	98,577	98,980
Coffee (tons)(10)	N/A	2,110	2,412	3,028	1,236

	Year Ended December 31,
	2010	2009		2008
Processed rice(l1) (tons)	87,526	108,858		81,804
Dairy(11) (liters)	41,597	47,479		43,110
Cattle (tons)(4)(12)	359	4,149		7,229
Sugar, Ethanol and Energy Business
Sugar (tons)	235,690	52,968	(12)	67,772
Ethanol (cubic meters)	174,303	132,492	(12)	70,067
Energy (MWh exported)	168,644	128,291	(12)	—
Land Transformation Business (hectares traded)	5,086	5,005		4,857

	2010/2011	2009/2010	2008/2009	2007/2008
	Harvest	Harvest	Harvest	Harvest
Planted Area	Year	Year	Year	Year
Farming Business(13)	(Hectares)
Crops(14)	163,070	168,241	139,518	107,027
Soybean	90,167	87,522	63,973	47,409
Corn	30,505	27,720	20,200	24,189
Wheat	25,656	21,728	18,917	15,792
Sunflower	9,943	14,784	16,539	7,775
Cotton	3,242	425	3,159	3,478
Other crops(2)	3,815	11,501	11,348	3,930
Forage	3,653	4,561	5,382	4,454
Rice	27,542	18,142	17,258	14,820
Coffee(15)	1,632	1,632	1,632	1,632
Total Planted Area	196,155	188,015	158,468	123,480
Second Harvest Area	35,829	29,119	29,150	25,352
Leased Area	37,707	47,709	13,645	14,264

	2010/2011	2009/2010	2008/2009	2007/2008
	Harvest	Harvest	Harvest	Harvest
Planted Area	Year	Year	Year	Year
Owned Croppable Area(16)	122,619	111,187	115,613	83,864
Cattle Area(17)	78,559	87,392	106,375	124,635
Total Productive Area	201,178	198,579	221,988	208,499

	Year Ended December 31,
	2010	2009	2008
Sugar, Ethanol and Energy Business
Sugarcane plantation	53,799	49,470	32,616
Owned land	9,907	9,085	3,369
Leased land	43,892	40,385	29,247
Land Transformation Business
Undeveloped/Undermanaged land put into production (hectares)	6,490	11,255	33,387

(1)	Includes soybean, soybean oil and soybean meal.

(2)	Includes barley, rapeseed and sorghum and farming services.

(3)	Sales of processed rice including rough rice purchased from third parties and processed in our own facilities, rice seeds and services.

(4)	In December 2009, we sold 55,543 head of cattle to a third party. See “Item 4. Information on the Company—B. Business Overview—Cattle Business.”

(5)	Includes sales of sugarcane and other miscellaneous items to third parties of $417 thousand and $1,291 thousand during 2009 and 2008, respectively.

(6)	Represents capital gains from the sale of land.

(7)	As of the date of this annual report, the 2010/2011 harvest was not completed. 2010/2011 harvesting operations began in October 2010 with the harvest of winter crops, and will finish in August 2011, with the harvest of coffee.

(8)	Crop production does not include 46,749 tons, 52,482 tons and 52,960 tons of forage produced in the 2010/2011, 2009/2010 and 2008/2009 harvest years, respectively.

(9)	Expressed in tons of rough rice produced on owned and leased farms. The rough rice we produce, along with additional rough rice we purchase from third parties, is ultimately processed and constitutes the product sold in respect of the rice business.

(10)	Includes rough rice purchased from third parties and processed in our own facilities. Expressed in tons of processed rice (1 ton of processed rice is approximately equivalent to 1.6 tons of rough rice).

(11)	Raw milk produced at our dairy farms.

(12)	Measured in tons of live weight. Production is the sum of the net increases (or decreases) during a given period in live weight of each head of beef cattle we own.

(13)	Includes hectares planted in the second harvest.

(14)	Includes 3,653 hectares, 4,561 hectares and 5,382 hectares used for the production of forage during the 2010/2011, 2009/2010 and 2008/2009 harvest years, respectively.

(15)	Reflects the size of our coffee plantations, which are planted only once every 18 to 20 years.

(16)	Does not include potential croppable areas being evaluated for transformation.

(17)	Comprised of land devoted to raising beef cattle, which is mostly leased to a third party.

Year ended December 31, 2010 as compared to year ended December 31, 2009
     The following table sets forth certain financial information with respect to our consolidated results of operations for the periods indicated.

	2010	2009
	(In thousands of $)

Sales of manufactured products and services rendered	294,529	183,386
Cost of manufactured products sold and services rendered	(219,201)	(180,083)

Gross Profit from Manufacturing Activities	75,328	3,303

Sales of agricultural produce and biological assets	131,738	130,217
Cost of agricultural produce sold and direct agricultural selling expenses	(131,738)	(130,217)
Initial recognition and changes in fair value of biological assets and agricultural produce	(30,528)	71,668
Changes in net realizable value of agricultural produce after harvest	7,999	12,787

Gross (Loss) / Profit from Agricultural Activities	(22,529)	84,455

Margin on Manufacturing and Agricultural Activities Before Operating Expenses	52,799	87,758

General and administrative expenses	(56,562)	(52,393)
Selling expenses	(52,528)	(31,169)
Other operating income, net	18,224	13,071
Share of loss of joint ventures	(50)	(294)

(Loss)/ Profit from Operations Before Financing and Taxation	(38,117)	16,973

Finance income	16,559	11,553
Finance costs	(39,496)	(34,216)

Financial results, net	(22,937)	(22,663)

(Loss) Before Income Tax	(61,054)	(5,690)

Income tax benefit	16,263	5,415

(Loss) for the Year	(44,791)	(275)

     Sales of Manufactured Products and Services Rendered

						Sugar,
						Ethanol and
	Crops	Rice	Dairy	Coffee	Cattle	Energy	Total
	(In thousands of $)

2010	344	59,280	—	2,709	3,718	228,478	294,529
2009	9,667	67,317	752	7,984	172	97,494	183,386
     Sales of manufactured products and services rendered increased 60.6%, from $183.4 million in 2009, to $294.5 million in 2010, primarily as a result of:
•	a $131.0 million increase in our Sugar, Ethanol and Energy segment due to: (i) a 73.5% increase in the volume of sugar and ethanol sold, measured in TRS, from 325 thousand tons of TRS equivalent in 2009 to 564 thousand tons of TRS equivalent in 2010. On average, one metric ton of sugarcane is equivalent to 140 kilograms of TRS equivalent. While a mill can produce either sugar or ethanol, the TRS input requirements differ between the two products. On average, 1.045 kilogram of TRS equivalent is required to produce 1.0 kilogram of sugar, while 1.691 kilograms of TRS equivalent is required to produce a liter of ethanol. The increase in the volume of TRS equivalent sold in 2010 was due to an increase of 84% in the volume of sugarcane crushed in our mills, from 2.2 million tons in 2009 to 4.1 million tons in 2010 due to the expansion of the crushing capacity at our Angélica mill; (ii) a 41.1% increase in the average market price of ethanol, from $430.5 per cubic meter in 2009 to $607.5 per cubic meter in 2010; (iii) a 20.9% increase in the average market price of sugar, from $348.2 per ton in 2009 to $421.1 per ton in 2010; (iv) a 39.4% increase in the volume of energy sold, from 128.3 thousand MWh in 2009 to 178.9 thousand MWh in 2010. The following table sets forth the breakdown of sales by product for the periods indicated.

	Period Ended December 31,			Period Ended December 31,			Period Ended December 31,
	2010	2009		2010	2009		2010	2009
	(In millions of $)		%Change	(In thousands units)		%Change	(In dollars per unit)		%Change
Ethanol(M3)	114.8	62.8	82.8%	189.0	145.9	29.5%	607.5	430.5	41.1%
Sugar(Tons)	98.4	26.1	276.3%	233.6	75.1	211.2%	421.1	348.2	20.9%
Energy(MWh)	15.0	8.2	76.1%	178.9	128.3	39.4%	84.1	66.6	26.3%
Others	0.3	0.4	0.0%

Total	228.5	97.5	134.4%

During 2010, the sugar facility at the Angélica mill was completed which increased sugar production proportionally, therefore increasing sugar sales more than ethanol sales.
•	a $3.5 million increase in our Cattle segment due to the revenues from the lease of most of our cattle land to a third party in December 2009 for beef cattle grazing;
partially offset by:
•	a $8.0 million decrease in our Rice segment due to a 17.9% decrease in the volume of white and brown rice sold, mainly as a result of a 18.0% decrease in the volume of rough rice processed in our mills, as a result of a lower volume of rough rice purchased from third parties due to increases in the price of rough rice. The decrease in volume was partially offset by a 14.1% increase in price, from $347.9 per ton of rough rice equivalent, which reflects the sale price of white and brown rice in 2009 to $397.0 per ton of rough rice equivalent in 2010;

•	a $9.3 million decrease in our Crops segment mainly due to a one-time production and sale of 18.9 thousand tons of soybean meal and oil in a leased industrial facility during 2009;

•	a $5.3 million decrease in our Coffee segment resulting from our cessation of coffee trading activities related to third-party production (we continue to commercialize of our own coffee production); and

•	a $0.8 million decrease in our Dairy segment due to the cessation of whole milk powder selling activities following our entry into the Grupo La Lácteo joint venture.
     Cost of Manufactured Products Sold and Services Rendered

						Sugar,
						Ethanol and
	Crops	Rice	Dairy	Coffee	Cattle	Energy	Total
				(In thousands of $)

2010	—	(52,017)	—	(2,546)	—	(164,638)	(219,201)
2009	(5,447)	(56,576)	(613)	(7,120)	—	(110,327)	(180,083)
•	Cost of manufactured products sold and services rendered increased 21.7%, from $180.1 million in 2009, to $219,2 million in 2010. This increase was primarily due to:

•	a $54.3 million increase in our Sugar, Ethanol and Energy segment as a result of a 73.5% increase in the volume of sugar and ethanol sold coupled with a 34.1% increase in the actual price of sugarcane, which was partially offset by decreases in the operating costs per unit of TRS produced at the Angélica mill as compared to the prior year, which had resulted from the unusual, sporadic rainfall pattern observed during the 2009/2010 harvest year that led to interruptions in harvesting activities, disruptions to milling operations and less stable production rates during 2009;
Partially offset by:
•	a $4.6 million decrease in our Rice segment due to a 17.9% decrease in the volume of white and brown rice sold which was partially offset by a 12.0% increase in the cost per unit sold, mainly as a result of an increase in the market price of rough rice, which is the main component of the cost of the processed rice;
•	a $5.4 million decrease in our Crops segment mainly due to the cost of raw materials (soybeans) associated with the one-time sale of soybean meal and oil during 2009;

•	a $4.6 million decrease in our Coffee segment due to a decrease in the volume of coffee traded as a result of the cessation of coffee trading activities since May 2010; and

•	a $0.6 million decrease in our Dairy segment due to the cessation of whole milk powder selling activities following our entry into the Grupo La Lácteo joint venture.

     Sales and Cost of Agricultural Produce and Biological Assets

						Sugar,
						Ethanol and
	Crops	Rice	Dairy	Coffee	Cattle	Energy	Total
	(In thousands of $)

2010	107,818	2,305	14,297	4,863	2,407	48	131,738
2009	82,362	2,033	11,142	6,281	28,306	93	130,217
Sales of agricultural produce and biological assets increased 1.1%, from $130.2 million in 2009, to $131.7 million in 2010, primarily as a result of:
•	A $25.5 million increase in our Crops segment mainly due to: (i) a 28.2% increase in the production area, from 104,986 hectares in 2009 to 134,562 hectares in 2010, and (ii) an increase in the average yields obtained in the 2009/2010 harvest as a result of better weather conditions. The following table sets forth the breakdown of sales for the periods indicated.

	Year Ended December 31,			Year Ended December 31,			Year Ended December 31,
	2010	2009		2010	2009		2010	2009
	(In millions of $)		%Change	(In thousands of tons)		%Change	(In $ per ton)		%Change
Soybean.	64.9	35.7	81.8%	250.3	120.3	108,0%	259.3	296.7	(12.6%)
Corn	24.0	14.7	63.6%	182.0	100.5	81.0%	128.3	145.8	(12.0%)
Cotton	2.4	11.9	(79.9%)	1.8	14.9	(87.7%)	1,314.7	801.5	64.0%
Wheat	7.9	10.2	(22.3%)	51.7	62.7	(17.4%)	153.5	163.1	(5.9%)
Sunflower	4.9	5.5	(11.6%)	16.7	27.8	(39.9%)	291.8	198.1	47.3%
Barley	1.2	3.1	(62.3%)	8.6	21.4	(59.7%)	135.8	145.1	(6.5%)
Others	2.6	1.3	102.4%	19.7	2.0	905.9%

Total	107.8	82.4	30.9%	530.9	349.6	51.9%

•	a $3.1 million increase in our Dairy segment due to a 46.4% increase in the market price of raw milk, from 23.5 cents per liter in 2009 to 34.4 cents per liter in 2010, partially offset by a 12.4% decrease in the volume of liters produced, from 47.5 million liters in 2009 to 41.6 million liters in 2010 due to a new production system for cows (from the grazing dairy system to the free-stall dairy system); and

•	a $0.3 million increase in our Rice segment mainly attributable to higher sales of rice seeds to third parties as a result of an increase of the planting area in Argentina, primarily due to better weather conditions;
partially offset by:
•	a $25.8 million decrease in our Cattle segment due to a 96.6% decrease in the number of head of beef cattle sold, from 107.4 thousand head in 2009 to 3.7 thousand head in 2010, as a result of the reduced herd size following the sale of most of our beef cattle herd in December 2009; and

•	a $1.4 million decrease in our Coffee segment primarily due to a 29.2% decrease in the volume sold, from 2,808 tons in 2009 to 1,989 tons in 2010 as a result of a 7.9% decrease in production from 2,412 tons in 2009 to 2,221 tons in 2010 and a 531.2% increase of inventories at end of period from 141 tons in 2009 to 890 tons in 2010. The decrease in production was mainly driven by a decrease in harvested area generated by an increase in the area under pruning, from 276 hectares in 2009 to 406 hectares 2010.
While we receive cash or consideration upon the sale of our inventory of agricultural produce to third parties, we do not record any additional profit related to that sale, as that gain or loss had already been recognized under the line items “Initial recognition and changes in fair value of biological assets and agricultural produce” and “Changes in net realizable value of agricultural produce after harvest.” Please see “—Critical Accounting Policies and Estimates—Biological Assets and Agricultural Produce” above for a discussion of the accounting treatment, financial statement presentation and disclosure related to our agricultural activity.
     Initial Recognition and Changes in Fair Value of Biological Assets and Agricultural Produce

						Sugar,
						Ethanol and
	Crops	Rice	Dairy	Coffee	Cattle	Energy	Total
	(In thousands of $)
2010	38,879	9,360	9,129	(2,630)	737	(86,003)	(30,528)
2009	6,563	12,170	3,374	(16,207)	4,704	61,064	71,668
     Initial recognition and changes in fair value of biological assets and agricultural produce generated a loss of $30.5 million in 2010, as compared to a gain of $71.6 million in 2009, primarily due to:
•	a $147.1 million decrease in our Sugar, Ethanol and Energy segment due to:

-	a $154.3 million decrease, from a gain of $57.3 million in 2009 to a loss of $96.8 million in 2010 generated by a decrease in price estimates used in the DCF model to determine the fair value of our sugarcane plantations. In the DCF model, the price of future harvested sugarcane is calculated based on estimates of sugar price derived from the NY11 futures contract. Sugar price estimates decreased as a result of an adjustment to this valuation model for sugarcane, which increased the loss by $59.9 million at December 31, 2010. Sugar price estimates as of December 31, 2010 are calculated based on the average of daily prices for sugar future contracts for the period June 1 to December 31, 2010 (i.e. 6-month moving average) rather than the single price for future contracts as of year end. The change is expected to mitigate the impact of volatility and seasonality that arises with a single pricing date; and

-	a $7.2 million increase, from a gain of $3.7 million in 2009 to a gain of $10.9 million in 2010, generated by the recognition at fair value less cost to sell of sugarcane at the point of harvest due to: (i) a 81.2% increase in harvested area from 22,222 hectares in 2009 to 40,263 hectares in 2010, (ii) a 2.9% increase in yields obtained, from 93.4 tons per hectare in 2009 to 96.1 tons per hectare in 2010, and (iii) a 34.1% increase in the price of sugarcane from $22.6 per ton in 2009 to $30.3 per ton in 2010, as a result of higher sugar and ethanol market prices and higher TRS content in sugarcane, which was partially offset by (iv) a 35.9% increase in actual production costs, from $1,944.0 per hectare in 2009 to $2,642.6 per hectare in 2010, mainly as a result of an increase in transportation costs generated by the new sugarcane plots in the Ivinhema region, which increased the average distance from our total sugarcane plots to the Angélica mill.

•	Of the $86.0 million loss (which results from the $96.8 million loss plus $10.9 million gain) of initial recognition and changes in fair value of biological assets and agricultural produce for 2010, $96.4 million represents the unrealized portion, as compared to the $58.7 million gain unrealized portion of the $61.1 million gain of initial recognition and changes in fair value of biological assets and agricultural produce in 2009;

•	a $2.8 million decrease in our Rice segment as a result of (i) an 9.1% decrease in yields from 83.3 tons in 2009 to 75.8 tons in 2010, and (ii) favorable weather conditions during the end of 2009, which resulted in the recognition at fair value less cost to sell of non-harvested rice of a larger proportion of the planted rice at the end of 2009, reduced the recognition at fair value less cost to sell of rice at the point of harvest by $63 million. These effects were partially offset by a 5.1% increase in the production area and a 2.1%

decrease in actual production costs (i.e. agrochemical and fertilizer expenses).

•	Of the $9.4 million of initial recognition and changes in fair value of biological assets and agricultural produce for 2010, $6.3 million represents the unrealized portion, as compared to the $6.8 million unrealized portion of the $12.2 million of initial recognition and changes in fair value of biological assets and agricultural produce in 2009;

•	a $4.0 million decrease in our Cattle segment as a result of the reduced herd size following the sale of most of our beef cattle herd in December 2009 partially offset by:
•	a $32.3 million increase in our Crops segment mainly due to:

–	a $28.0 million increase in the recognition at fair value less cost to sell of crops at the point of harvest, from $2.1 million in 2009 to $30.2 million in 2010, mainly due to: (i) higher crop yields (see “Trends and Factors Affecting Our Results of Operations—Effects of Yield Fluctuations”), (ii) a 28.2% increase in the production area, from 104,986 hectares in 2009 to 134,562 hectares in 2010 and (iii) a decrease in agrochemical and fertilizer prices, which was partially offset by the favorable weather conditions by the end of 2009, resulting in the recognition at fair value less cost to sell of non-harvested crops of a larger proportion of the planted crops at the end of 2009, which reduced the recognition at fair value less cost to sell of crops at the point of harvest for 2010 by $4.4 million compared to a reduction of $0.3 million for 2009. The resulting actual average margin per hectare for our summer crops (i.e. soybean, corn, sunflower and cotton) increased from $10.9 per hectare in 2009 (which is reflective of the impact of the drought) to $198.9 per hectare in 2010; and

–	a $4.3 million increase in the recognition at fair value less cost to sell for non-harvested crops as of year-end, from $4.4 million in 2009 to $8.7 million in 2010, primarily due to higher commodity prices, which resulted in an increase on average margin per hectare from $193.0 per hectare in 2009 to $265.9 per hectare in 2010

–	The following table sets forth actual production costs by crop for the periods indicated:

	Year Ended December 31,
	2010	2009
	(In $ per hectare)		%Change

Corn	337.9	363.9	(7.1%)
Soybean	374.6	295.6	26.7%
Soybean (second harvest)	219.7	202.7	8.4%
Cotton	1,628.5	1,768.1	(7.9%)
Wheat	219.1	254.8	(14.0%)
•	a $13.6 million improvement in our Coffee segment due to:

•	a $3.4 million increase in the recognition at fair value less cost to sell of coffee at the point of harvest, from a loss of $3.5 million in 2009 to a loss of $0.2 million in 2010, due to a 70.0% increase in the actual price of coffee at the point of harvest; and

•	a $10.2 million increase in the recognition at fair value less cost to sell of non-harvested coffee, from a loss of $12.7 million in 2009 to a loss of $2.4 million in 2010. The $12.7 million loss of 2009 was mainly generated by a reduction of the area to be harvested in the next five years as a result of the adoption of a pruning plan to correct the growth pattern of our coffee trees, which impacted the production estimates used in the DCF model used to determine the fair value of our coffee plantations as of December 31, 2009.

•	Of the $16.2 million loss in initial recognition and changes in fair value of biological assets and agricultural produce for 2009, $15.7 million represents the unrealized portion of the loss, as compared to the $2.5 million unrealized portion of the loss of $2.6 million of initial recognition and changes in fair value of biological assets and agricultural produce in 2010;

•	a $5.7 million increase in our Dairy segment mainly due to:

•	a $2.8 million increase in the recognition at fair value less cost to sell of raw milk, from $3.1 million in 2009 to $5.9 million in 2010 due to a 46.4% increase in raw milk market price partially offset by a 12.4% decrease in the volume of liters produced; and

•	a $2.9 million increase in the recognition at fair value less cost to sell of the dairy herd, from $0.3 million in 2009 to $3.2 million 2010 as a result of a 78% increase in the market prices of dairy cows.

•	Of the $9.1 million in initial recognition and changes in fair value of biological assets and agricultural produce for 2010, $3.6 million gain represents the unrealized portion, as compared to the $0.03 million unrealized portion of the $3.4 million in initial recognition and changes in fair value of biological assets and agricultural produce in 2009.
Changes in Net Realizable Value of Agricultural Produce after Harvest

						Sugar, Ethanol and
	Crops	Rice	Dairy	Coffee	Cattle	Energy	Total
				(In thousands of $)

2010	7,482	N/A	N/A	517	N/A	N/A	7,999
2009	11,362	191	N/A	1,234	N/A	N/A	12,787
     Changes in net realizable value of agricultural produce after harvest are mainly generated by commodity price fluctuations during the period of time the agricultural produce is in inventory. Changes in net realizable value of agricultural produce after harvest decreased 37.4% from $12.8 million in 2009 to $8.0 million in 2010. The change in net realizable value of $8.0 million in 2010 was mainly generated by increases of crop prices (i.e. soybean, corn and sunflower) of between 2.9% to 57.5%, depending on the crop, and a 69.5% increase in coffee price during the period.
     The $12.8 million of changes in net realizable value of agricultural produce after harvest generated in 2009 was mainly generated by an increase in crop prices of between 13.7% to 54.2%, depending on the crop, and an increase in coffee prices of 21.3% during the period.
     Of the $8.0 million of changes in net realizable value of agricultural produce after harvest for 2010, $1.5 million represents the unrealized portion, as compared to the $0.1 million unrealized portion of the $12.8 million of changes in net realizable value of agricultural produce after harvest in 2009.
     General and Administrative Expenses

						Sugar, Ethanol and
	Crops	Rice	Dairy	Coffee	Cattle	Energy	Corporate	Total
				(In thousands of $)

2010	(7,087)	(3,773)	(2,910)	(983)	(350)	(19,080)	(22,379)	(56,562)
2009	(6,280)	(2,883)	(2,221)	(2,126)	(2,909)	(13,922)	(22,052)	(52,393)
     Our general and administrative expenses increased 8% from $52.4 million in 2009 to $56.6 million in 2010. General and administrative expenses for our Crops, Rice, Dairy and Sugar, Ethanol and Energy segments increased due to an increase in technical management expenses as a result of (i) hiring additional personnel and paying higher salaries and (ii) the higher related fuel and maintenance expenses resulting from the increase in the number of hectares planted and the larger scale of operations. This increase was partially offset by (i) a decrease in our Cattle segment, due to a reduction of overhead and administrative expenses following the sale of most of our cattle herd during 2009, and (ii) a decrease in our Coffee segment, mainly as a result of a reduction of overhead and administrative expenses in relation to the cessation of coffee trading activities in May 2010.
     Selling Expenses

						Sugar, Ethanol and
	Crops	Rice	Dairy	Coffee	Cattle	Energy	Total
				(In thousands of $)

2010	(1,522)	(8,154)	(333)	(655)	(175)	(41,689)	(52,528)
2009	(1,587)	(7,485)	(777)	(1,353)	(1,045)	(18,922)	(31,169)
     Selling expenses increased 68.5%, from $31.2 million in 2009 to $52.5 million in 2010, due to an increase in commercial taxes, trade commissions and freight expenses relating to our Sugar, Ethanol and Energy segment due to increased sales volumes, and the higher proportion of sugar in our sales mix (freight expenses are higher for sugar sales as sugar is generally delivered to the port for exporting while ethanol is delivered at the mill). This increase was partially offset by a decrease in taxes, commissions and freight expenses relating to our Cattle and Coffee segments due to lower volumes sold. Selling expenses of our Crops, Dairy and Rice segments remained essentially unchanged.
     Other Operating Income, Net

						Sugar, Ethanol and	Land
	Crops	Rice	Dairy	Coffee	Cattle	Energy	Transformation	Corporate	Total
					(In thousands of $)

2010	(6,194)	345	—	(2,165)	70	5,305	20,837	26	18,224
2009	4,776	(942)	(108)	806	377	(10,467)	18,839	(210)	13,071
Other operating income, net increased 39.4%, from $13.0 million in 2009 to $18.2 million in 2010, primarily due to:
•	a $15.6 million increase in our Sugar, Ethanol and Energy segment due to the mark-to-market effect of future sales contracts for sugar; and

•	a $2.0 million increase in our Land Transformation segment due to the sale of a farmland in December 2010, which resulted in a $20.8 million gain, compared to the sale of a farmland in December 2009, which generated a $18.8 million gain;
partially offset by:
•	a $11.0 million decrease in our Crops segment due to the mark-to-market effect of outstanding hedge positions, which had a positive impact during 2009; and

•	a $2.9 million decrease in our Coffee segment due to the mark-to-market effect of outstanding coffee derivative positions.
Other operating income, net of our Rice, Dairy, Cattle and Corporate segments remained essentially unchanged.
     Share of Loss of Joint Ventures
     Share of loss of joint ventures remained essentially unchanged, from a loss of $0.3 million in 2009 to a loss of $0.05 million in 2010, driven by the negative results of Grupo La Lácteo S.A.

     Financial Results, Net
     Financial results (net) decreased by $0.3 million, from a loss of $22,7 million in 2009 to a loss of $22.9 million in 2010, primarily due to a 22.0% increase in interest expense, from $28.2 million in 2009 to $34.4 million in 2010, resulting from larger amounts of debt outstanding during the year. This increase in finance costs was partially offset by a 43.3% increase in finance income, mainly generated by foreign exchange derivative financial instruments.
     Income Tax Benefit
     Our consolidated income tax benefit for 2009 totaled $5.4 million, which equates to a consolidated effective tax rate of 23.4%. Our consolidated income tax benefit for 2010 totaled $16.3 million, which equates to a consolidated effective tax rate of 26.6%.
     On a consolidated basis, the change in our annual effective tax rate from 23.4% for the year ended December 31, 2009 to 26.6% for the year ended December 31, 2010, reflects, among other items, a change in our mix of pretax income from our various jurisdictions. On a disaggregated basis, our effective tax rate in Brazil for 2009 was a benefit of 17.1% as compared to a benefit of 24.6% in 2010. The primary reason for the higher effective tax rate for the year ended December 31, 2010, as compared to the same period in 2009, is attributable to updated business projections mainly driven by higher estimated prices which enabled us to recognize a higher proportion of tax loss carry-forwards in 2010 as compared to 2009. Our effective tax rate in Argentina for 2009 was a loss of 31.8% as compared to a loss of 36.0% for 2010. Our effective tax rate in 2010 was higher due to higher non-deductible items and other charges as compared to those amounts in 2009. Our income taxes in Uruguay are not significant to our consolidated taxes.
     Loss for the Year
     As a result of the foregoing, our loss for the year increased from $0.3 million in 2009 to $44.8 million in 2010.
Year ended December 31, 2009 as compared to year ended December 31, 2008
     The following table sets forth certain financial information with respect to our consolidated results of operations for the periods indicated.

	Year Ended December 31,
	2009	2008
	(In thousands of $)
Sales of manufactured products and services rendered	183,386	117,173
Cost of manufactured products sold and services rendered	(180,083)	(105,583)

Gross Profit from Manufacturing Activities	3,303	11,590

Sales of agricultural produce and biological assets	130,217	127,036
Cost of agricultural produce sold and direct agricultural selling expenses	(130,217)	(127,036)
Initial recognition and changes in fair value of biological assets and agricultural produce	71,668	61,000
Changes in net realizable value of agricultural produce after harvest	12,787	1,261

Gross Profit from Agricultural Activities	84,455	62,261

	Year Ended December 31,
	2009	2008
	(In thousands of $)
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	87,758	73,851

General and administrative expenses	(52,393)	(45,633)
Selling expenses	(31,169)	(24,496)
Other operating income, net	13,071	17,323
Excess of fair value of net assets acquired over cost	—	1,227
Share of loss of joint ventures	(294)	(838)

Profit from Operations Before Financing and Taxation	16,973	21,434

Finance income	11,553	2,552
Finance costs	(34,216)	(50,860)

Financial results, net	(22,663)	(48,308)

(Loss) Before Income Tax	(5,690)	(26,874)

Income tax benefit	5,415	10,449

(Loss) for the Year	(275)	(16,425)

Sales of Manufactured Products and Services Rendered

						Sugar, Ethanol and
	Crops	Rice	Dairy	Coffee	Cattle	Energy	Total
	(In thousands of $)
2009	9,667	67,317	752	7,984	172	97,494	183,386
2008	3,134	53,280	2,171	8,544	164	49,880	117,173
     Sales of manufactured products and services rendered increased 56.5%, from $117.2 million in 2008 to $183.4 million in 2009, primarily as a result of:
•	a $47.6 million increase in our Sugar, Ethanol and Energy segment due to a 99.4% increase in the volume of sugar and ethanol sold, from 163 thousand tons of TRS equivalent in 2008 to 325 thousand tons of TRS equivalent in 2009. The increase in the volume of TRS equivalent sold in 2009 was due to an increase of 57.1% in the volume of sugarcane crushed in our mills, from 1.4 million tons in 2008 to 2.2 million tons in 2009, and to a lower level of sugar and ethanol inventories, which had decreased by 44 thousand tons of TRS equivalent as of the end of 2009. The increase in the volume of sugarcane crushed was mainly due to the expansion at our Angélica mill, which commenced operations in 2008. The increase in sales was also due to new sales of electricity in 2009 for a total amount of 128.3 thousand MWh, as a result of the connection of our Angélica mill to the electricity network and the start up of the new boiler and turbo generator at our UMA mill. This was partially offset by a 12.7% decrease in the average market price of ethanol, from $493.0 per cubic meter in 2008 to $430.5 per cubic meter in 2009. The following table sets forth the breakdown of sales by product for the periods indicated.

	Year Ended December 31,			Year Ended December 31,			Year Ended December 31,
	2009	2008		2009	2008		2009	2008
	(In millions of $)		%Change	(In thousands units)		%Change	(In dollars per unit)		%Change
Ethanol(M3)	62.8	29.4	113.8%	145.9	59.6	144.8%	430.5	493.0	(12.7)%
Sugar(Tons)	26.1	20.5	27.6%	75.1	59.6	25.9%	348.1	343.9	1.2%
Energy(MWh)	8.2	—	0%	128.3	—	0%	64.0	—	0%
Others	0.4	—	0%

Total	97.5	49.9	95.5%

During 2009, our Angélica mill produced only ethanol. The high share of ethanol in our production mix prevented us from capturing the increase in sugar prices during the second semester of 2009. Angélica started producing sugar in 2010 after completing the construction of its sugar facility;
•	a $14.0 million increase in our Rice segment due to an increase in the volume of white and brown rice sold as a result of an increase in the volume of rough rice processed in our mills, from 119.2 thousand tons of rough rice in 2008 to 157.1 thousand tons of rough rice in 2009. The higher volume of rough rice processed was the result of higher volume of rough rice purchased from third parties. The increase in sales was also due to an increase in sales of processed rice purchased from third parties, from 2.6 thousand tons of rough rice equivalent in 2008 to 25.9 thousand tons of rough rice equivalent in 2009. The increase in volume was partially offset by a 18.5% decrease in price, from $426.7 per ton of rough rice equivalent in 2008 to $347.9 per ton of rough rice equivalent in 2009; and

•	a $6.5 million increase in our Crops segment mainly due to a one-time production and sale of 18.9 thousand tons of soybean meal and oil in a leased industrial facility during 2009;
partially offset by:
•	a $1.4 million decrease in our Dairy segment. Sales in 2009 correspond to the sale of remaining inventory of whole milk powder produced in previous periods. After the formation of the joint venture, Grupo La Lácteo, we ceased production of whole milk powder;

•	sales of manufactured products and services rendered for our Coffee segment remained essentially unchanged from $8.5 million in 2008 to $8.0 million in 2009. These sales reflect the sales of our coffee trader subsidiary Adeco Comerica, Exotica Importance Ltda., which traded coffee between producers from the east-center region of Brazil and roasters in Japan, the E.U. and the U.S. Since May 2010, we are no longer engaged in coffee trading; and

•	sales of manufactured products and services rendered for our Cattle segment remained unchanged, from $0.2 million in 2008 to $0.2 million in 2009, and reflect land leased to third parties for beef cattle grazing.
Cost of Manufactured Products Sold and Services Rendered

						Sugar, Ethanol and
	Crops	Rice	Dairy	Coffee	Cattle	Energy	Total
				(In thousands of $)
2009	(5,447)	(56,576)	(613)	(7,120)	—	(110,327)	(180,083)
2008	(2,807)	(39,862)	(1,849)	(6,978)	—	(54,087)	(105,583)
     Cost of manufactured products sold and services rendered increased 70.6%, from $105.6 million in 2008 to $180.1 million in 2009. This increase was primarily due to:
•	a $56.2 million increase in our Sugar, Ethanol and Energy segment as a result of a 99.4% increase in the volume of sugar and ethanol sold, further enhanced by greater operating costs, primarily at our Angélica mill, associated mainly with (i) increased costs due to the expansion of operations as they reach full productive potential, (ii) the unusual, sporadic rainfall pattern observed during the 2009 harvest, resulting in interruptions in harvesting activities, disruptions to milling operations and less stable productions rates, and (iii) a 7.7% decrease in the TRS content of the sugarcane, from 135 kilograms per ton of sugarcane in 2008 to 124 kilograms per ton of sugarcane in 2009, due to the rainy weather during the harvest, which increased the cost per unit of sugar and ethanol produced in 2009 as compared to 2008. As the TRS content of the harvested sugarcane decreases, more units of raw input material (sugarcane) and milling is required to produce each unit of output (sugar and ethanol);

•	a $16.7 million increase in our Rice segment due to a 55.0% increase in the volume of white and brown rice sold which was partially offset by an 8.4% decrease in the cost per unit sold, as a result of a decrease in the market price of rough rice, which is the main component of the cost;

•	a $2.6 million increase in our Crops segment mainly due to cost of raw materials (soybeans) associated with the increase in sales volume of soybean meal and oil; and

•	our Coffee segment remained essentially unchanged, from $7.0 million in 2008 to $7.1 million in 2009;
partially offset by:
•	a $1.2 million decrease in our Dairy segment due to the cost of raw materials (raw milk) associated with the decrease in sales volume of whole milk powder.
Sales and Cost of Agricultural Produce and Biological Assets

						Sugar, Ethanol and
	Crops	Rice	Dairy	Coffee	Cattle	Energy	Total
				(In thousands of $)
2009	82,362	2,033	11,142	6,281	28,306	93	130,217
2008	92,853	3,645	12,650	7,404	9,193	1,291	127,036
     Sales of agricultural produce and biological assets increased 2.5%, from $127.0 million in 2008 to $130.2 million in 2009, primarily as a result of:
•	a $19.1 million increase in our Cattle segment due to the sale of 107.5 thousand head of beef cattle during 2009, including the one-time sale of 55.5 thousand head of beef cattle to a third party in December 2009;
partially offset by:
•	a $10.5 million decrease in our Crops segment mainly due to a decrease of 15% to 40%, depending on the crop, in the average yields obtained, as a result of a severe drought affecting most of the regions in which we operate, which commenced during mid-2008 and lasted until to mid-2009. See “—Trends and Factors Affecting Our Results of Operations—Effects of Yield Fluctuations.” The reduction in yields was partially offset by a 36.0% increase in the production area, from 77,221 hectares in 2008 to 104,986 hectares in 2009. See “—Trends and Factors Affecting Our Results of Operations—Effects of Yield Fluctuations” for a breakdown of yields obtained by crop. The following table sets forth the breakdown of sales by product for the periods indicated.

	Year Ended December 31,			Year Ended December 31,			Year Ended December 31,
			%			%			%
	2009	2008	Change	2009	2008	Change	2009	2008	Change
	(In millions of $)			(In thousands of tons)			(In $ per ton)
Soybean	35.7	37.3	(4.4)%	120.3	129.6	(7.2)%	296.7	288.1	3.0%
Corn	14.7	22.5
	(35.0)%	100.5	153.3	(34.4)%	145.8	147.1	(0.9)%
Cotton	11.9	5.8	104.8%	14.9	7.6	96.1%	799.0	764.9	4.5%
Wheat	10.2	15.4	(33.7)%	62.7	84.0	(25.4)%	163.0	183.4	(11.1)%
Sunflower	5.5	5.6	(1.7)%	27.8	15.3	81.7%	198.5	367.0	(45.9)%
Barley	3.1	2.8	10.3%	21.4	14.5	47.6%	145.1	194.2	(25.3)%
Others	1.3	3.5	(62.9)%	—	—

Total	82.4	92.9	(11.3)%	347.6	404.3	(14.0)%

•	a $1.6 million decrease in our Rice segment mainly attributable to lower sales of rice seeds to third parties as a result of a reduction of the planting area in Argentina, due primarily to the drought;

•	a $1.5 million decrease in our Dairy segment due to a 20.0% decrease in the market price of raw milk, from 29.3 cents per liter in 2008 to 23.5 cents per liter in 2009. This was partially offset by a 10.1% increase in the volume of liters produced, from 43.1 million liters in 2008 to 47.5 million liters in 2009;

•	a $1.2 million decrease in our Sugar, Ethanol and Energy segment due to a decrease in the sale of raw sugarcane as a result of the increase in crushing capacity at our Angélica mill, which eliminated the need to sell the excess raw sugarcane produced in our agricultural operations to third party mills; and

•	a $1.1 million decrease in our Coffee segment due primarily to a 14.9% decrease in the market price of harvested coffee, from $2,628 per ton in 2008 to $2,237 per ton in 2009, and to a lesser extent to a 0.3% decrease in the volume sold, from 2,817 tons in 2008 to 2,808 tons in 2009, as a result of a 22.5% decrease in yields due to unusually heavy rains at harvest time.
Initial Recognition and Changes in Fair Value of Biological Assets and Agricultural Produce

						Sugar, Ethanol
	Crops	Rice	Dairy	Coffee	Cattle	and Energy	Total
	(In thousands of $)
2009	6,563	12,170	3,374	(16,207)	4,704	61,064	71,668
2008	28,005	7,854	2,633	4,485	3,788	14,235	61,000
     Initial recognition and changes in fair value of biological assets and agricultural produce increased 17.5%, from $61.0 million in 2008 to $71.7 million in 2009, primarily due to:
•	a $46.8 million increase in our Sugar, Ethanol and Energy segment due to:

•	a $2.9 million increase, from $0.8 million in 2008 to $3.7 million in 2009, generated by the recognition at fair value less cost to sell of sugarcane at the point of harvest due to (i) a 44.3% increase in the area harvested from 15,400 hectares in 2008 to 22,222 hectares in 2009, in connection with the expansion of the crushing capacity at our Angélica mill, (ii) a 4.5% increase in yields obtained, from 89.4 tons per hectare in 2008 to 93.4 tons per hectare in 2009, as a result of a higher percentage of new plantations in the total plantation area, and (iii) a 3.9% increase in the price of sugarcane from $21.8 per ton in 2008 to $22.6 per ton in 2009, as a result of higher sugar and ethanol market prices, which were partially offset by a lower TRS content in sugarcane. Actual production costs remained essentially unchanged, from $1,894.2 per hectare in 2008 to $1,944.0 per hectare in 2009; and

•	a $43.9 million increase, from $13.4 million in 2008 to $57.3 million in 2009, mainly generated by increases in price and yield estimates used in the DCF model to determine the fair value of our sugarcane plantations. Sugar price estimates were increased as a result of the increase in the market prices for sugar from $11.8 cents per pound as of December 31, 2008 to $27.0 cents per pound as of December 31, 2009 due to negative weather conditions in Brazil and India during 2009 generating a reduction in worldwide inventory. Yield estimates were increased as a result of a higher percentage of new plantations in the total plantation area. A sugarcane plant can be harvested between 5 to 6 times, once per year. The first cut can yield, on average, 120.0 tons per hectare. The yield decreases over time. The last cut can yield, on average, 60.0 tons per hectare. As a result, new plantations generate greater yields and are more valuable. The change in price and yield estimates resulted in an increase in the fair value of our sugarcane plantations from $1,476.8 per hectare in 2008 to $3,329.3 per hectare in 2009.

•	Of the $61.1 million of initial recognition and changes in fair value of biological assets and agricultural produce for 2009, $58.7 million represents the unrealized portion, as compared to the $13.7 million unrealized portion of the $14.3 million of initial recognition and changes in fair value of biological assets and agricultural produce in 2008;

•	a $4.3 million increase in our Rice segment as a result of:

•	a $2.5 million decrease in gains generated by the recognition at fair value less cost to sell of rice at the point of harvest, from $7.9 million in 2008 to $5.4 million in 2009, due to (i) a 17.3% decrease in yields obtained, from 6.6 tons per hectare in 2008 to 5.5 tons per hectare in 2009, due to the drought (see “—Trends and Factors Affecting Our Results of Operations—Effects of Yield Fluctuations”), and (ii) a 25.8% increase in actual production costs, from $576.5 per hectare in 2008 to $725.1 per hectare in 2009, as a result of higher herbicide, fertilizer and seed prices, which was partially offset by a 16.5% increase in the production area, from 14,820 hectares in 2008 to 17,258 hectares in 2009. The resulting actual margin per hectare decreased from $530.0 in 2008 to $313.5 in 2009; and

•	a $6.8 million increase in the gains generated by the recognition at fair value less cost to sell of non- harvested rice as of the year-end, from zero in 2008 to $6.8 million in 2009, due to better weather conditions by the end of 2009, which resulted in an increase in the area of non-harvested rice attaining significant biological transformation as of the end of the period, from zero hectares in 2008 to 11,185 hectares in 2009.

•	Of the $7.9 million of initial recognition and changes in fair value of biological assets and agricultural produce for 2008, there was zero unrealized portion, as compared to the $6.8 million unrealized portion of the $12.2 million of initial recognition and changes in fair value of biological assets and agricultural produce in 2009;

•	a $0.9 increase in our Cattle segment mainly due to a 12.0% increase in the average market price of cattle; and

•	a $0.7 million increase in our Dairy segment mainly due to a 26.5% decrease in actual production costs, from $23.0 cents per liter in 2008 to $16.9 cents per liter in 2009, primarily as a result of a decrease in feeding expenses;
partially offset by:
•	a $21.4 million decrease in our Crops segment mainly due to:
•	a $25.6 million decrease in the recognition at fair value less cost to sell of crops at the point of harvest, from $27.7 million to $2.1 million, mainly due to (i) lower crop yields, which were impacted by the drought, and (ii) higher actual production costs, primarily due to higher fertilizer and agrochemical prices, partially offset by a 36.0% increase in the production area, from 77,221 hectares in 2008 to 104,986 hectares in 2009. The resulting actual margin per hectare for our summer crops (i.e., soybean, corn, sunflower and cotton) decreased from $364.5 per hectare in 2008 to $10.9 per hectare in 2009; and

•	a $4.1 million increase in the recognition at fair value less cost to sell for non-harvested crops as of year-end, from $0.3 million in 2008 to $4.4 million in 2009, due to better weather conditions by the end of 2009, which resulted in an increase in the area of non-harvested crops attaining significant biological transformation as of the end of the period, from 8,899 hectares in 2008 to 22,967 hectares in 2009.

     The following table sets forth actual production costs by crop for the periods indicated:

	Year Ended December 31,
	2009	2008	% Change
	(In $ per hectare)
Corn	363.9	357.1	18.2%
Soybean	295.6	266.1	11.1%
Soybean (second harvest)	202.7	158.5	27.9%
Cotton	1,768.1	1,151.2	53.6%
Wheat	254.8	217.7	36.7%
•	Of the $28.0 million of initial recognition and changes in fair value of biological assets and agricultural produce for 2008, $0.3 million represents the unrealized portion, as compared to the $4.4 million unrealized portion of the $6.6 million of initial recognition and changes in fair value of biological assets and agricultural produce in 2009;

•	a $20.7 million decrease in our Coffee segment due to:

•	a $4.7 million decrease in the recognition at fair value less cost to sell of coffee at the point of harvest, from a gain of $1.1 million in 2008 to a loss of $3.6 million in 2009, due to (i) a 22.5%

•	decrease in yields obtained, from 2.3 tons per hectare in 2008 to 1.8 tons per hectare in 2009, due to unusually heavy rains at the moment of harvest, which spoil the unharvested beans, and (ii) a 37.4% decrease in the actual price of coffee at the point of harvest, from $2,419 per ton in 2008 to $1,515 per ton in 2009, as result of lower market prices and lower quality of harvested coffee beans, which were affected by the rains; and

•	a $16.0 million decrease in the recognition at fair value less cost to sell of non-harvested coffee, from a gain of $3.3 million in 2008 to a loss of $12.7 million in 2009, mainly generated by a reduction of the area to be harvested in the short term as a result of the adoption of a more extensive pruning plan necessary to correct the growth pattern of our coffee trees, which impacted the production estimates used in the DCF model used to determine the fair value of our coffee plantations. The change in the production estimates resulted in a decrease in the fair value of our coffee plantations, from $15,938 per hectare in 2008 to $13,256 per hectare in 2009.

•	Of the $4.5 million loss in initial recognition and changes in fair value of biological assets and agricultural produce for 2008, $3.3 million represents the unrealized portion of the loss, as compared to the $15.7 million unrealized portion of the $16.2 million of initial recognition and changes in fair value of biological assets and agricultural produce in 2009.
Changes in Net Realizable Value of Agricultural Produce after Harvest

						Sugar, Ethanol
	Crops	Rice	Dairy	Coffee	Cattle	and Energy	Total
	(In thousands of $)
2009	11,362	191	N/A	1,234	N/A	N/A	12,787
2008	2,211	N/A	N/A	(950)	N/A	N/A	1,261
     Changes in net realizable value of agricultural produce after harvest are mainly generated by commodity price fluctuations during the period of time the agricultural produce is in inventory. Changes in net realizable value of agricultural produce after harvest increased 914.0% from $1.3 million in 2008 to $12.8 million in 2009. The $12.8 million of changes in net realizable value of agricultural produce after harvest generated in 2009 was mainly generated by an increase in crop prices (i.e., soybean, corn and cotton) of between 13.7% to 54.2%, depending on the crop, and by an increase in coffee prices of 21.3% during the period. The $1.3 million of changes in 2008 was mainly generated by an upward trend in crop prices from harvest until August, which was partially offset by a 17.7% decrease in coffee prices during the period. See “—Trends and Factors Affecting Our Results of Operations—Effects of Fluctuations in Commodities Prices” for more details regarding price fluctuations.
     Of the $12.8 million of changes in net realizable value of agricultural produce after harvest for 2009, $0.1 million represents the unrealized portion, as compared to the $0.1 million loss unrealized portion of the $1.3 million of changes in net realizable value of agricultural produce after harvest in 2008.
General and Administrative Expenses

						Sugar, Ethanol
	Crops	Rice	Dairy	Coffee	Cattle	and Energy	Corporate	Total
	(In thousands of $)
2009	6,280	2,883	2,221	2,126	2,909	13,922	22,052	52,393
2008	3,885	398	1,835	3,308	2,206	12,646	21,355	45,633
     Our general and administrative expenses increased 14.8%, from $45.6 million in 2008 to $52.4 million in 2009, due to an $8.0 million increase in technical management expenses as a result of (i) our hiring additional personnel and paying higher salaries and (ii) the higher related fuel and maintenance expenses resulting from the increase in the number of hectares planted and the larger scale of our operations in our Crops, Rice, Diary and Sugar, Ethanol and Energy segments and the increase in our corporate headquarter offices in Buenos Aires and São Paulo. This increase was partially offset by a $1.2 million decrease in our Coffee segment, mainly as a result of a reduction of overhead and administrative expenses in relation to the merger of our coffee trading unit into our coffee affiliate, Usina Monte Alegre.
Selling Expenses

						Sugar, Ethanol
	Crops	Rice	Dairy	Coffee	Cattle	and Energy	Total
	(In thousand of $)
2009	1,587	7,485	777	1,353	1,045	18,922	31,169
2008	3,959	7,647	967	902	473	10,548	24,496
     Selling expenses increased 27.2%, from $24.5 million in 2008 to $31.2 million in 2009, due to an increase in export and other commercial taxes, trade commissions and freight expenses as a result of an increase in the volume of sales in our Sugar, Ethanol and Energy, and Rice segments and of an increase in domestic sales of coffee in Brazil. In Brazil, domestic sales result in higher taxes than export sales. This increase was partially offset by a decrease in taxes and commissions as a result of the lower volumes sold in our Crops and Dairy segments.
Other Operating Income, Net

						Sugar,
						Ethanol
						and	Land
	Crops	Rice	Dairy	Coffee	Cattle	Energy	Transformation	Corporate	Total
	(In thousands of $)
2009	4,776	(942)	(108)	806	377	(10,467)	18,839	(210)	13,071
2008	4,824	29	18	(27)	16	211	13,974	(1,722)	17,323
     Other operating income, net decreased 24.3%, from $17.3 million in 2008 to $13.1 million in 2009, primarily due to:
•	a $10.7 million decrease in our Sugar, Ethanol and Energy segment due to the mark-to-market effect of future sales contracts for sugar. For further detail, see Critical Accounting Policies and Estimates — Biological Assets and Agricultural Produce to our consolidated financial statements;

•	a $1.0 million decrease in our Rice segment mainly due to the recognition of a one-time loss on the sale of old equipment in 2009;
partially offset by:
•	a $4.9 million increase in our Land Transformation segment due to the sale of a farmland in December 2009, which resulted in a $18.8 million gain, compared to the sale of a farmland in May 2008, which generated a $14.0 million gain;

•	a $0.8 million increase in our Coffee segment due to the mark-to-market effect of outstanding hedging positions that resulted in a gain in 2009; and

•	a $0.4 million increase in our Cattle segment due to the collection of government production subsidies in 2009.
Excess of Fair Value of Net Assets Acquired over Cost
     Excess of fair value of net assets acquired over cost decreased from $1.2 million in 2008 to zero in 2009. During the 2008 fiscal year we completed the acquisition of a 50.0% non-controlling interest in a Brazilian company in which we had previously purchased the other 50.0% during the 2007 fiscal year. During the 2009 fiscal year, we did not complete any acquisitions. The cost of the non-controlling interest was lower than the fair value of the net assets acquired by $1.2 million, and, accordingly, we recognized a one-time gain in our statement of income.
Share of Loss of Joint Ventures
     Share of loss of joint ventures decreased 62.5%, from $0.8 million in 2008 to $0.3 million in 2009, driven by the negative results of La Lácteo S.A.
Financial Results, Net
     Financial results, net decreased by $25.7 million, from a loss of $48.3 million in 2008 to a loss of $22.6 million in 2009, primarily due to a 143.7% increase in net foreign exchange results due to the appreciation of the Brazilian Real against the U.S. dollar in 2009. Foreign exchange gains and losses result from the settlement of foreign currency transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in a currency other than the functional currency. This decrease was partially offset by a 21.0% increase in interest expense, from $23.3 million in 2008 to $28.2 million in 2009, primarily due to a higher indebtedness position in 2009 as compared to 2008.
Income Tax Benefit
     Our consolidated income tax benefit for 2008 totaled $10.4 million, which equates to a consolidated effective tax rate of 28.2%. Our consolidated income tax benefit for 2009 totaled $5.4 million, which equates to a consolidated effective tax rate of 23.4%.
     On a consolidated basis, for the years ended December 31, 2008 and 2009, the principal foreign jurisdictions in which we operate generated pretax losses resulting in blended effective tax rates of 28.2% and 23.4%, respectively. The change in our annual effective tax rate from 28.2% in 2008 to 23.4% in 2009 reflects, among other items, a change in our mix of pretax income from our various jurisdictions. On a disaggregated basis, our effective tax rate in Brazil for 2008 was a benefit of 29.5% as compared to a benefit of 17.1% in 2009. The primary reason for the lower effective tax rate for the year ended December 31, 2009, as compared to the same period in 2008, is attributable to higher non-deductible items in 2009 as compared to that amount for 2008. Our effective tax rate in Argentina for 2008 was a benefit of 15.6% as compared to a benefit of 31.8% for 2009. Our effective tax rate in 2009 was higher due to lower non-deductible items and other charges as compared to those amounts in 2008. Our income taxes in Uruguay are not significant to our consolidated taxes.
(Loss)/Profit for the Year
     As a result of the foregoing, our loss for the year decreased 98.3%, from $16.4 million in 2008 to $0.3 million in 2009.

     B. LIQUIDITY AND CAPITAL RESOURCES
     Our liquidity and capital resources are and will be influenced by a variety of factors, including:
•	our ability to generate cash flows from our operations;

•	the level of our outstanding indebtedness and the interest that we are obligated to pay on such outstanding indebtedness;

•	our capital expenditure requirements, which consist primarily of investments in new farmland, in our operations, in equipment and plant facilities and maintenance costs; and

•	our working capital requirements.
     Our principal sources of liquidity have traditionally consisted of shareholders’ contributions, short and long term borrowings and proceeds received from the disposition of transformed farmland or subsidiaries.
     We believe that our working capital will be sufficient during the next 12 months to meet our liquidity requirements.
     Years ended December 31, 2010, 2009 and 2008
     The table below reflects our statements of Cash Flow for the fiscal years ended December 31, 2010, 2009 and 2008.

	Year ended December 31,
	2010	2009	2008

Cash and cash equivalent at the beginning of the year	74,806	93,360	70,686
Cash generated from (used in) operating activities	26,938	(45,807)	(21,427)
Net cash used in investing activities	(111,725)	(114,386)	(188,515)
Cash generated by Financial activities	79,828	156,047	213,200
Effect of exchange rate changes on cash	423	(14,408)	19,416
Cash and cash equivalent at the end of the year	70,269	74,806	93,360
     Operating Activities
          Year ended December 31, 2010
     Net cash generated by operating activities was $26.9 million in the year ended December 31, 2010. During 2010, we generated a net loss of $44.8 million that included non-cash charges relating primarily to depreciation and amortization of $37.6 million (reflecting the impact in depreciation of a higher asset base due to the development of our operations in Brazil), interest expense of $33.0 million (due to the higher indebtedness incurred to fund operations and capital investment), $72.3 million of unrealized portion of the “Initial recognition and changes in fair value of biological assets and agricultural produce,” offset in part by a non-cash gain of $20.8 million related to the sale of farmland, and other non-cash gains, net of $19.1 million.
     In addition, other changes in operating asset and liability balances resulted in a net increase in cash of $11.0 million, primarily due to a reduction of $7.1 million in biological assets; $3.6 million in trade and other receivables, $2.2 million in inventories and an increase of $5.4 in payroll and social security liabilities, offset in part by an decrease of $3.5 million in liabilities related to derivative financial instruments and $4.2 million in trade and other payables.

     Our operating cash was affected by the payment of $33.2 million in interest due on our indebtedness and $7.8 million in taxes related to our subsidiaries.
          Year ended December 31, 2009
     Net cash used in operating activities was $45.8 million in the year ended December 31, 2009. During 2009, we generated a net loss of $0.3 million that included non-cash charges relating primarily to depreciation and amortization of $30.3 million (reflecting the impact in depreciation of a higher asset base due to the development of our operations in Brazil as a result of acquisitions in previous years), interest expense of $27.8 million (due to the higher indebtedness incurred to fund operations and capital investment), foreign exchange gains of $10.9 million (due to the appreciation of the Brazilian Real against the U.S. dollar), the gain from the sale of farmland businesses of $18.8 million (representing the gain from the sale of La Paz Agropecuaria S.R.L. in December 2009 for an aggregate sale price of $21.9 million), the $55.8 million of unrealized portion of the “Initial recognition and changes in fair value of biological assets and agricultural produce” and other non-cash charges.
     In 2009, our results of operations continued to be significantly affected by increased costs associated with the expansion of the operations of our main subsidiaries in Brazil as they expand to reach full productive potential, which contributed net losses of $9.0 million to our consolidated net loss for the year. Also, our operations were affected by unusual climatic conditions, in our main areas of operations in Argentina and Brazil, which significantly affected our yields and production levels. Our net loss for the year ended December 31, 2009 was partially offset by a significant foreign exchange gain of $10.9 million during 2009 arising from the appreciation of the Brazilian Real against the U.S. dollar, our presentation currency.
     Partially compensating these effects, other changes in operating asset and liability balances resulted in a net increase in cash of $12.3 million during 2009 primarily due to (i) decreases in short term biological assets of $20.3 million mainly due to the sale of a major portion of our livestock assets; and (ii) an increase in trade payables of $11.5 million and payroll and social security liabilities of $4.3 million, reflecting our growing operations. These effects were partially offset by an increase of $30.4 million in trade receivables mainly related to higher sales, mostly in Brazil, and the sale of a major portion of our livestock assets near the end of the year. In addition, our operating cash was affected by the payment of $25.8 million in interest due on our indebtedness and $13.3 million in taxes.
          Year ended December 31, 2008
     Net cash used in operating activities was $21.4 million in the year ended December 31, 2008. The cash flows for the year ended December 31, 2008 were also affected by the full year of operations of subsidiaries acquired in mid 2007 or on the very last day of 2007, which, in aggregate, contributed to an expansion of our business, including but not limited to an increase in our net asset base and revenue and expenses. Although we posted a loss of $16.4 million in 2008, this loss included non-cash charges relating primarily to depreciation and amortization of $28.3 million (representing the impact on depreciation of an increasing asset base due to the business combinations that occurred in 2007 and other individual asset acquisitions), interest expense of $21.8 million (representing the higher indebtedness incurred to fund operations and capital investments), foreign exchange losses of $24.9 million (representing the devaluation of the Brazilian Real against the U.S. dollar in 2008 and, to a lesser extent, the devaluation of the Argentine Peso), the gain from the sale of farmland businesses of $14.0 million (representing the sale of La Agraria S.A. in May 2008 for an aggregate sale price of $26.7 million), $26.3 million of the unrealized portion of the “Initial recognition and changes in fair value of biological assets and agricultural produce” and other non-cash charges. However, our operating results and cash flows were significantly affected during the year by our main subsidiary operations in Brazil, namely Angélica and UMA, which were not working at their installed capacity and required significant amounts of investment. These subsidiaries combined contributed a significant net loss of $3.9 million to our consolidated results of operations for the year ended December 31, 2008.

     In addition, other changes in operating asset and liability balances reduced the net income position, resulting in a net decrease in cash of $8.6 million during 2008, primarily due to an increase of $28.4 million in trade receivables due to higher sales volumes, an increase of $3.2 million in inventories partially offset to a lesser extent by an increase in trade payables of $13.0 million. Overall, changes in operating assets and liabilities in 2008 were affected by having accounted for twelve months of operations in 2008 for the subsidiaries acquired in 2007, particularly Bañado del Salado S.A. and Agro Invest S.A., which were acquired on the last day of December 2007. In addition, our operating cash was affected by the payment of $16.3 million in interest due on our indebtedness and $5.8 million in taxes related to our subsidiaries.
     Investing Activities
          Year ended December 31, 2010
     Net cash used in investing activities was $111.7 million in the year ended December 31, 2010, primarily due to the purchases of property, plant and equipment (mainly acquisitions of machinery, buildings and facilities for our Brazilian operations) totaling $87.7 million and 35.1 million in biological assets related to the expansion of our sugarcane plantation area in Mato Grosso do Sul. Net inflows from investing activities were primarily related to proceeds of $12.1 million from the sale of Macarena and $5.5 million received for the disposal of La Paz Agropecuaria in December 2009, a farmland business in Argentina.
          Year ended December 31, 2009
     Net cash used in investing activities was $114.4 million in the year ended December 31, 2009, primarily due to the purchases of property, plant and equipment (mainly acquisitions of machinery, buildings and facilities primarily focused on our Brazilian operations) totaling $97.8 million and $40.5 million in biological assets related to the expansion of our sugarcane plantation area in Mato Grosso do Sul. Net inflows from investing activities were primarily related to proceeds of $7.3 million from the sale of ancillary property and $16.4 million received for the disposal of La Paz Agropecuaria in December 2009, a farmland business in Argentina.
          Year ended December 31, 2008
     Net cash used in investing activities was $188.5 million in the year ended December 31, 2008, primarily due to the purchases of property, plant and equipment (mainly acquisitions of machinery, buildings and facilities primarily focused on our Brazilian operations) totaling $186.3 million and $31.0 million related to the increase of newly planted hectares of sugarcane in Brazil. Net inflows from investing activities were primarily related to proceeds of $3.5 million from the sale of ancillary property and $25.1 million received for the disposal of La Agraria in May 2008, a farmland business in Argentina.
     Financing Activities
          Year ended December 31, 2010
     Net cash provided by financing activities was $80.0 million in the year ended December 31, 2010, primarily derived from additional long term indebtedness from Banco do Brasil S.A. and Deutsche Bank AG London Branch.
          Year ended December 31, 2009
     Net cash provided by financing activities was $156.0 million in the year ended December 31, 2009, primarily derived from $86.9 million in net proceeds from short-term and long-term indebtedness and $69.1 million in net cash proceeds from capital contributions received from new and existing members. In 2009, we incurred additional long-term indebtedness of $80.0 million.

          Year ended December 31, 2008
     Net cash provided by financing activities was $213.2 million in the year ended December 31, 2008, primarily derived from $175.5 million in net proceeds from capital contributions received from new investors and existing investors. We also incurred additional net indebtedness of $37.7 million.
     Cash and Cash Equivalents
     Historically since our cash flows from operations were insufficient to fund our working capital needs and investment plans, we funded our operations with proceeds from short-term and long-term indebtedness and capital contributions from existing and new private investors. As of December 31, 2010, our cash and cash equivalents amounted to $70.2 million. Between January and February 2011, we issued 40,042,237 ordinary shares, receiving net proceeds of $430.4 million. See “Item 4. Information on the Company—A. History and Development of the Company.” We believe that our current levels of cash and cash equivalents and cash flows from operations will be sufficient to meet our anticipated cash needs for at least the next 12 months.
     However, we may need additional cash resources in the future to continue our investment plans. Also, we may need additional cash if we experience a change in business conditions or other developments. We also might need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisitions, strategic alliances or other similar investments. If we ever determine that our cash requirements exceed our amounts of cash and cash equivalents on hand, we might seek to issue debt or additional equity securities or obtain additional credit facilities or realize the disposition of transformed farmland and/or subsidiaries. Any issuance of equity securities could cause dilution for our shareholders. Any incurrence of additional indebtedness could increase our debt service obligations and cause us to become subject to additional restrictive operating and financial covenants, and could require that we pledge collateral to secure those borrowings, if permitted to do so. It is possible that, when we need additional cash resources, financing will not be available to us in amounts or on terms that would be acceptable to us or at all.
     Projected Sources and Uses of Cash
          We anticipate that we will generate cash from the following sources:
•	operating cash flow;

•	debt financing;

•	the dispositions of transformed farmland and/or subsidiaries; and

•	debt or equity offerings.
We anticipate that we will use our cash:
•	for other working capital purposes;

•	to meet our budgeted capital expenditures;

•	to make investment in new projects related to our business; and

•	to refinance our current debts.

     Indebtedness and Financial Instruments
     The table below illustrates the maturity of our indebtedness (excluding obligations under finance leases) and our exposure to fixed and variable interest rates:

	As of December 31,
	2010	2009	2008	2007
	(In thousands is of $)
Fixed rate:
Less than 1 year(l)	52,326	30,579	95,209	59,880
Between 1 and 2 years	22,425	5,724	678	2,359
Between 2 and 3 years	7,661	5,173	191	311
Between 3 and 4 years	7,394	5,167	127	269
Between 4 and 5 years	5,920	5,167	—	184
More than 5 years	22,555	5,167	—	—
Total fixed rate:	118,281	56,977	96,205	63,003
Variable rate:
Less than 1 year(l)	86,107	72,391	128,378	36,536
Between 1 and 2 years	70,905	68,667	703	12,886
Between 2 and 3 years	54,436	55,907	703	11,569
Between 3 and 4 years	17,506	49,511	249	11,569
Between 4 and 5 years	15,619	787	41	10,918
More than 5 years	26,170	1,621	1,152	10,963

Total variable rate:	270,743	248,884	131,226	94,441

Total:	389,024	305,861	227,431	157,744

(1)	The Company plans to partially rollover its short term debt using new available lines of credit, or on using operating cash flow to cancel such debt.
     On a consolidated basis, we were leveraged for all of the years presented. As of December 31, 2010, we had $389 million of debt outstanding on a consolidated basis (all of which was non-recourse to us) primarily in the form of bank loans, of which $351 million were collateralized by certain property, plant and equipment and shares of certain of our subsidiaries. In Brazil, our subsidiaries have incurred loans that mature on various dates between January 2011 and July 2020, while in Argentina our subsidiaries have incurred loans that mature on various dates between January 2011 and November 2015. In Uruguay, our subsidiaries do not have significant indebtedness. Interest rates also vary on a country by country basis. In Brazil, our loans bear either fixed interest rates ranging from 4.00% to 16.58% per annum or variable interest rates based on the London Interbank Offered Rate (“LIBOR”) or other specific base-rates plus spreads ranging from 2.65% to 18.99% per annum. In Argentina, our loans bear either fixed interest rates ranging from 2.60% to 6.00% per annum or variable interest rates based on LIBOR or other specific base-rates plus a spread of up to 5.25% per annum.
     As of December 31, 2010, our total outstanding borrowings under our principal credit facilities include: (i) a U.S. dollar-denominated $30.2 million loan (principal amount outstanding plus accrued interest) with a syndicate of banks, led by Rabobank International Brasil S.A. due in 2013 (the “Syndicated Loan”); (ii) a Reais-denominated 135.9 million loan (equivalent to $81.6 million principal amount outstanding plus accrued interest) with BNDES-FINEM (the “BNDES Loan Facility”) due in 2018; (iii) a U.S. dollar-denominated $60.3 million loan (principal amount outstanding plus accrued interest) with the Interamerican Development Bank (“IDB”) (the “IDB Facility”); (iv) a Reais-denominated 71.6 million facility (equivalent to $42.0 million, principal amount outstanding plus accrued interest,) from Banco do Brasil S.A. (“BDB”) (the “BDB Facility”) due between 2012 and 2020; and (v) a U.S. dollar-denominated $50.0 million loan (principal amount outstanding plus accrued interest) with the Deutsche Bank AG London Branch (the “DB Facility”) due in 2013.

     • Syndicated Loan and BNDES Loan Facility
          The Syndicated Loan bears interest at LIBOR plus 2.65% per annum and the BNDES Loan Facility bears interest at a country-specific variable rate (“TJLP rate”) plus 4.05% per annum (TJLP rate at December 31, 2010 was 6.00%). The Syndicated Loan and the BNDES Loan Facility contain certain customary financial covenants, events of default and restrictions which require us to meet pre-defined financial ratios, among other restrictions, as well as restrictions on the payment of dividends, except as would not result in a breach of the financial covenants. These financial covenants are measured in accordance with generally accepted accounting principles in Brazil and measured on an annual basis as of the end of each fiscal year. Certain covenants are measured on a combined basis aggregating the borrowing subsidiaries and others are measured on an individual basis. Under the Syndicated Loan, defaults by either Angélica, UMA, Adeco Agropecuária Brasil S.A. or Adeco Brasil Participações S.A. on any indebtedness with an aggregate principal amount over US$500,000 can result in acceleration of the full outstanding loan amount due to the syndicate of banks. The obligations under this facility are secured by (i) a first mortgage of the Takuarê farm; (ii) a pledge on the capital stock (“quotas”) of Angélica; and (iii) liens over the Angélica mill and equipment, all of which are property of Angélica.
          During 2008 and 2009, we entered into amendments to the Syndicated Loan and the BNDES Loan Facility to modify the terms of the financial ratios covenants. Pursuant to the amendment, we are required to meet redefined certain financial ratios on an annual basis as of the end of each of the fiscal years commencing as of December 31, 2009. We were in compliance with these redefined covenants as of December 31, 2010 and December 31, 2009.
          The redefined financial covenants were as follows:

	2010	2011	2012 to 2013	2014 to 2018
Financial ratios:
Debt Service Coverage Ratio (individual)	> 0.65	> 1.00	> 1.00	> 1.30
Liquidity Ratio (individual)	> 1.00	> 1.00	> 1.00	> 1.00
Liquidity Ratio (aggregate)	> 0.65	> 1.00	> 1.20	> 1.20
Interest Coverage Ratio (aggregate)	> 2.00	> 2.00	> 4.00	> 4.00
Net Bank Debt / EBITDA (aggregate)	< 5.50	< 3.00	< 3.00	< 3.00
     • IDB Facility
          The IDB Facility is divided into a seven-year US$31 million tranche (“Tranche A”) and a five-year US$49 million tranche (“Tranche B”). Tranche A originally bore interest at 180-day LIBOR plus 5% per annum although subsequently revised to a fixed rate of 7.52% per annum. Tranche B bears interest at 180-day LIBOR plus 4.75% per annum. Payment of principal plus interest of both tranches are made on a bi-annual basis. The proceeds of this loan were used to make capital investments and refinance short-term debt. The IDB Facility is collateralized by property, plant and equipment with a net book value of US$40.7 million, by a mortgage over (i) Carmen and La Rosa farms which are property of Adeco Agropecuaria S.A.; and (ii) El Meridiano farm which is the property of Pilagá S.A.
          Under the IDB Facility, defaults by either Adeco Agropecuaria S.A. or Pilagá S.A. on any indebtedness with an aggregate principal amount over US$3.0 million can result in acceleration of the full outstanding loan amount due to the IDB. The IDB Facility also contains certain customary financial covenants and restrictions which requires us to meet pre-defined financial ratios, among other restrictions, as well as restrictions on the payment of dividends. The financial covenants are measured in accordance with generally accepted accounting principles in Argentina and measured both on quarterly or annually basis.
          The subsidiaries Adeco Agropecuaria S.A. and Pilagá S.A. are required under the original terms of the IDB Facility to meet every quarter: (i) a debt to EBITDA ratio on an individual basis of less than 3.75; (ii) a debt to EBITDA ratio on an aggregate basis of less than 4.0; (iii) a total liabilities to total equity ratio on an individual basis of less than 1.40; (iv) a total liabilities to total equity ratio on an aggregate basis of less than 1.20; (v) a current asset to current liabilities ratio on an aggregate basis of more than 1.30; (vi) an interest coverage ratio on an aggregate basis of more than of more than 2.0; and (vii) a loan coverage ratio of more than 1.5 on an aggregate basis.
          During 2009, Adeco Agropecuaria S.A. and Pilagá S.A. were in compliance with the loan coverage ratio on an aggregate basis for all quarters, in compliance with the total liabilities to total equity ratio on for Adeco Agropecuaria S.A. for three quarters, in compliance with the current asset to current liabilities ratio on an aggregate basis for one quarter, but Adeco Agropecuaria S.A. and Pilagá S.A. were not in compliance of the remaining financial ratio covenants. During 2009, the total liabilities to total equity ratio for Adeco Agropecuaria S.A. was 1.46 for its quarter of noncompliance and the aggregate current asset to current liabilities ratio ranged from 0.68 to 0.85 during the three quarters of noncompliance. For the remaining ratios, the debt to EBITDA ratio for Adeco Agropecuaria S.A. ranged from less than zero (negative EBITDA) to 13.13, the debt to EBITDA ratio for Pilagá S.A. ranged from less than zero (negative EBITDA) to 49.3, the total liabilities to total equity ratio for Pilagá S.A. ranged from 1.81 to 2.71, the aggregate debt to EBITDA ratio ranged from 8.02 to 36.6, the aggregate total liabilities to total equity ratio ranged from 1.27 to 1.54 and the aggregate interest coverage ratio ranged from 0.23 to 1.43. The IDB granted waivers for each breach of the financial ratio covenants.
          On May 14, 2010, Adeco Agropecuaria S.A. and Pilagá S.A. entered into an amendment to the IDB Facility to modify the terms of the existing financial ratio covenants. Since the date of the loan amendment, we have been in compliance with all of the amended financial ratio covenants. In addition on March 24, 2011, the parties entered into a second amendment to the IDB Facility that modified the Debt to Equity ratio and other terms of the financial covenants, as more fully described below. Pursuant to the amended financial ratios, Adeco Agropecuaria S.A. and Pilagá S.A. are now required to meet the following financial ratios:

	2011		2012	2013
Financial ratios:

Total Debt (aggregate) (in millions of $)(i)	<115,000/120,000		<115,000/120,000	<115,000/120,000
Capital Expenditures (aggregate) (in millions of $)(ii)	<20,000		<15,000	<15,000
Debt to EBITDA (aggregate)	<4.75		<4.25	<3.75
Total Liabilities to Total Equity (aggregate)	<1.50		<1.30	<1.30
Current Asset to Current Liabilities (aggregate)(iii)	>1.10/1.30		>1.10/1.30	>1.10/1.30
Interest Coverage (aggregate)	>2.10		>2.35	>2.60
Debt to Equity (aggregate)	<1.20		<1.20	<1.20
Short-Term Debt to Total Debt (aggregate)(iv)	<0.50		<0.50	<0.50
Debt to Equity (individual)	<1.5	(v)	<1.20	<1.20

(i)	From 2011 onwards, for the first, second and third financial quarters Total Debt must not exceed 115,000. For the fourth financial quarter Total Debt must not exceed 120,000. Total debt may exceed these amounts in any financial quarter provided that our Debt to EBITDA ratio does not exceed 3.5:1.0.

(ii)	The $15 million Debt limit may be exceeded to the extent that the additional purchases or capital expenditures are financed with equity contributions received during the same twelve month period.

(iii)	From 2011 onwards, for the first, second and third financial quarters the ratio is >1.10, and for the fourth quarter the ratio is >1.30.

(iv)	Measured annually.

(v)	Covenant redefined according to the March 24, 2011 amendment.
          In addition, the IDB Facility contains a change of control provision requiring acceleration of amounts due under the facility.

•    BDB Facility
          In July 2010, Angélica, a Brazilian subsidiary, entered into a Reais-denominated 70.0 million loan (equivalent to US$42.0 million as of December 31, 2010) with Banco do Brasil S.A. due in 2020. The BDB Facility bears a fixed interest rate of 10% per annum and is repayable on a monthly basis starting in August 2012 and ending in July 2020 (until August 2012, interest will be pay be quarterly). Under the BDB Facility, defaults by either Angélica or any of the Brazilian subsidiaries on any indebtedness can result in acceleration of the full outstanding loan amount due to BDB. The BDB Facility contains customary covenants and restrictions. Angélica’s obligations under the BDB Facility is secured by (i) a second mortgage of the Sapálio farm, which is owned by the subsidiary Ivinhema Agroenergia Ltda. and (ii) a first pledge on the equipment acquired or to be acquired by Angélica with the proceeds of such facility. Angélica is currently not, and has not been, in violation of any of the financial ratio covenants for the BDB Facility. The following table lists the financial ratios covenants Angélica subsidiary is currently required to meet under the BDB Facility:

Financial Ratios	2010 to 2013	2014 to 2020
Debt Service Coverage Ratio (individual)	>1.00	>1.30
Liquidity Ratio (individual)	>1.00	>1.00
•    DB Facility
          On July 28, 2010, Angélica also entered into a U.S. dollar-denominated 50.0 million facility with Deutsche Bank AG London Branch, due in 2013. Borrowings under this facility are repayable on various dates between July 2011 and July 2013 and bear an annual interest at a variable rate equal to LIBOR (three months) plus 8.5%. Angélica pledged and granted to Deutsche Bank AG London Branch a continuing first priority security interest on its debt service reserve account and all investment property, financial assets or other property credited thereto, deposited or carried therein. Under the DB Facility, defaults by Angélica on any indebtedness with an aggregate principal amount over US$5.0 million or by Adecoagro LLC on any indebtedness with an aggregate principal amount over US$10.0 million can result in acceleration of the full outstanding loan amount due to Deutsche Bank AG London Branch. The DB Facility contains customary covenants and restrictions, including restrictions on the payment of dividends until the balance on the loan are less than US$14 million and restrictions on the incurrence of debt except for a US$50 million working capital allowance provided certain other restrictions are met. In addition to the pledge, Angélica’s obligations under the DB Facility are also secured by a second mortgage of its Takuarê farm. Angélica is currently not, and has not been, in violation of any of the financial ratio covenants for the DB Facility. The following table lists the financial ratios covenants Angélica is currently required to meet under the DB Facility:

Financial Ratios	2010	2011	2012
Interest Coverage Ratio (individual)	>1.65	>3.10	>3.50
Leverage Ratio (individual)	<8.50	<3.40	<2.50
Capital Expenditures (individual) (in millions of R$)	<154.00	<50.00	<50.00
          We estimate that the carrying amount of short-term loans approximates fair value due to their short-term nature. We estimate that the fair values of the long-term bank loans are estimated based on the current rates offered to us for debt of similar terms and maturities. Our fair value of long-term bank loans was not significantly different from the carrying value at December 31, 2010, 2009 and 2008.
          Short-term Debt. As of December 31,2010, our short term debt totaled $138.8 million, which includes $0.4 million of finance leases.
          We maintain lines of credit with several banks in order to finance our working capital requirements. We believe that we will continue to be able to obtain additional credit to finance our working capital needs in the future based on our past track record and current market conditions.

Capital Expenditure Commitments
     Capital expenditures totaled $130.6 million, $138.6 million and $217.3 million for the years ended December 31, 2010, 2009 and 2008, respectively. See “Item 4. Information on the Company—A. History and Development of the Company—Principal Capital Expenditures.”
     We expect continuous capital expenditures for the foreseeable future as we expand and consolidate each of our business segments.
     The following table summarizes our accumulated capital expenditures projections for the next three years:

2011 to 2013
(In thousands of $)
Farming	240,536
Sugar, Ethanol and Energy	596,899
Total	837,435
     It is likely that our actual capital expenditures may vary significantly from our current projections based on timing of investments and changes in market opportunities. While our business strategy currently contemplates the potential acquisition of farmland, we cannot predict the timing for any acquisition and the amount of consideration that will be paid. In addition, expenditures in connection with the construction of our Ivinhema mill may vary from our current plan as a result of (i) engineering, construction and regulatory risks, such as obtaining necessary permits and licenses as well as other significant challenges that can suspend the construction or hinder or delay the project’s completion date and (ii) fluctuations in the Brazilian Real exchange rate, higher than expected inflation and the development of new technology resulting in changes or adjustments in the design of the mill, and other unforeseen factors that may generate significant cost overruns. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industries—Adverse conditions may create delays in or the suspension of the construction of our Ivinhema mill and/or significantly increase the amount of our expected investments” and “Item 4. Information on the Company—B. Business Overview—Sugar, Ethanol and Energy—Our Mills.” We may also decide to reallocate our planned capital expenditures among our lines of business and from time to time based on market opportunities available to us.
     We expect to finance our future capital expenditures with (i) the net proceeds of our IPO and the sale of common shares to Al Gharrafa, (ii) future indebtedness in the form of bank loans and/or offerings of debt, and (iii) operating cash flow as a supplemental source of funding. We expect our operating cash flow to be positive in the foreseeable future as we reach full production capacity for our sugar operations in Brazil. There can be no assurance that completion of the Angélica mill will generate positive operating cash flow.
     C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
     With regards to our rice seed production, in our rice seed facility in Argentina, we are involved in the genetic development of new rice varieties adapted to local conditions to increase rice productivity and quality to improve both farm production as well as the manufacturing process. In connection with these efforts, we have entered into agreements with selected research and development institutions such as INTA in Argentina, FLAR in Colombia, EPAGRI in Brazil and Basf in Germany. In addition, our own technical team is continuously testing and developing new rice varieties. Our first rice seed variety was released to the market in 2008, and we are currently in the final stages of releasing three new rice seed varieties to the market. We both use these seeds at our farms and sell them to rice farmers in Argentina, Brazil, Uruguay and Paraguay. We are also developing, in collaboration with Basf, a herbicide-tolerant rice variety to assist in the control of harmful weeds.
     Also, we have registered two rice seed varieties with the corresponding Argentine authorities; the National Institute of Seeds (Instituto Nacional de Semillas) (INASE) and National Registry of Property of Seed Varieties (Registro Nacional de la Propiedad de Cultivares) (RNPC).

     With regards to our dairy business in Argentina, we have invested in technology to improve the genetics, health and feeding techniques of our cows in order to enhance our milk production. These investments include top quality semen from genetically improved North American Holstein bulls, agricultural machinery and devices, use of dietary supplements and modern equipment to control individual milk production and cooling. Our feeding program is focused on high conversion of feed into milk, while maintaining cows in good health and comfort. We have also invested in technology and know-how so as to increase our forage production and utilization.
     In connection with our Sugar, Ethanol and Energy business in Brazil, we have entered into an agreement with Syngenta Proteção de Cultivos Ltda. (“Syngenta”) for the supply and development of a new sugarcane plant, known as Plene. Syngenta has developed a new innovative technology based on a novel approach for growing sugarcane from smaller cane segments using proprietary treatments that aims to reduce planting costs. This technology, which was launched in 2010, has never been commercially tested and will be applied by us in 2012.
     We do not own any registered patents, industrial models or designs.
     D. TREND INFORMATION
     See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Trends and Factors Affecting Our Results of Operations.”
     E. OFF-BALANCE SHEET ARRANGEMENTS
     For any of the periods presented, we did not have any off-balance sheet transactions, arrangements or obligations with unconsolidated entities or otherwise that are reasonably likely to have a material effect on our financial condition, results of operations or liquidity.
     F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
     The following table summarizes our significant contractual obligations and commitments as of December 31, 2010:

	Less Than	One to	Three to
	One Year	Three Years	Five Years	Thereafter	Total
	(In millions of $)
Bank loans(l)(2)	168.4	189.7	60.3	57.0	475.3

Leases	21.3	9.4	26.2	19.8	76.7

Acquisition of subsidiaries	5.8	5.8	—	—	—

Total	189.7	199.0	86.5	76.8	552.0

(1)	Includes interest.

(2)	As of December 31, 2010, we entered into two new loans facilities with Banco do Brasil S.A. and Deutsche Bank AG London Branch.

     G. SAFE HARBOR
     See section entitled “Forward-Looking Statements” in this annual report for forward-looking statement safe harbor provisions.

Item 6. Directors, Senior Management and Employees
     A. DIRECTORS AND SENIOR MANAGEMENT
Board of Directors
     The following table sets forth information for our directors as of the date of this annual report:

		Date of
Name	Position	Appointment	Age	Initial Term
Abbas Farouq Zuaiter	Chairman	2011	43	1 year
Alan Leland Boyce	Director	2011	51	2 years
Guillaume van der Linden	Director	2011	52	1 year
Paulo Albert Weyland Vieira	Director	2011	45	2 years
Mariano Bosch	Director	2011	41	3 years
Plínio Musetti	Director	2011	57	3 years
Mark Schachter	Director	2011	32	1 year
Julio Moura Neto	Director	2011	59	3 years
Andrés Velasco Brañes	Director	2011	50	2 years
     A description of the main tasks currently performed by each director as well as a description of each director’s employment history and education follows:
     Abbas (“Eddy”) Farouq Zuaiter. Mr. Zuaiter has been a member of the Company’s board of directors since 2003. Mr. Zuaiter is the Chief Operating Officer of Soros Fund Management LLC. Prior to his joining Soros Fund Management LLC in October 2002, Mr. Zuaiter was an Assurance and Business Advisory Partner at PricewaterhouseCoopers LLP where he was employed from April 1994 to September 2002, and Chief Financial Officer and Head of Fixed Income, Currency and Commodity Trading at AFN Associates in David, California from September 1991 until March 1994. Mr. Zuaiter currently serves on the boards of Gavilon Holdings LLC, an Omaha, Nebraska based private company providing physical distribution, merchandising and trading across grains, feed ingredients, fertilizers and energy products, and Ophedge Investment Services LLC. He is also currently a member of the board of directors of several charitable organizations or non-profit entities. Mr. Zuaiter received his BSBA in Accounting and Finance from Georgetown University in May 1989. Mr. Zuaiter is an American citizen.
     Alan Leland Boyce. Mr. Boyce is a co-founder of Adecoagro and has been a member of IFH’s the Company’s board of directors since 2002. Since 2005, Mr. Boyce has been the Chief Executive Officer of Absalon, a joint venture between Soros and the financial system of Denmark that assists in organizing a standardized mortgage-backed securities market in Mexico. Since 2007, he has also been a consultant for Soros, where he works to implement the Danish mortgage system in the United States. Since 1985, Mr. Boyce has served as the Chief Financial Officer of Boyce Land Co. Inc., a farmland management company that runs 10 farmland limited partnerships in the U.S. Mr. Boyce formerly served as the director of special situations at Soros from 1999 to 2007, where he managed an asset portfolio of the Quantum Fund and had principal operational responsibilities for the bulk of the fund’s investments in South America. Mr. Boyce also served as managing director in charge of fixed-income arbitrage at Bankers Trust from 1986 to 1999, as senior managing director for investment strategy at Countrywide Financial from 2007 to 2008, and worked at the U.S. Federal Reserve Board from 1982 to 1984. He graduated with a degree in Economics from Pomona College, and has a Masters in Business Administration from Stanford University. Mr. Boyce is an American citizen.
     Guillaume van der Linden. Mr. van der Linden has been a member of the Company’s board of directors since 2009. Since 2007, Mr. van der Linden has been Head of Investment Management at PGGM Vermogensbeheer B.V., responsible for investments in emerging markets credit. From 1993 to 2007, Mr. van der Linden worked for ING Bank in various roles, including in risk management and derivatives trading. From 1988 to 1993, Mr. van der Linden was employed as a management consultant for KPMG and from 1985 to 1988 as a corporate finance analyst for Bank Mees & Hope. Mr. van der Linden graduated with Masters degrees in Economics from Erasmus University Rotterdam and Business Administration from the University of Rochester. Mr. van der Linden is a Dutch citizen.
     Paulo Albert Weyland Vieira. Mr. Vieira has been a member of the Company’s board of directors since 2005. Since 1995, Mr. Vieira has been the founding partner of Vieira, Rezende, Barbosa e Guerreiro Advogados, a law firm in Brazil. Mr. Vieira’s family has been in the sugar and ethanol business for over 50 years, and Mr. Vieira served as a Director of UMA, a sugar and ethanol mill in Brazil, from 1990 to 2006, when UMA was acquired by IFH. From 1995 to 2006, Mr. Vieira served as a professor of banking and commercial law at the Faculdade de Direito da Pontificia Universidade Católica do Rio de Janeiro. He graduated with a degree in law from the Faculdade de Direito da Pontificia Universidade Católica do Rio de Janeiro and has a Masters in Law from Cambridge University Law School. Mr. Vieira is a Brazilian citizen.
     Mariano Bosch. Mr. Bosch is a co-founder of Adecoagro and has been the Chief Executive Officer for all operations in Argentina, Brazil and Uruguay since inception and a member of the Company’s board of directors since 2011. From 1995 to 2002, Mr. Bosch served as the founder and Chief Executive Officer of BLS Agribusiness, an agricultural consulting, technical management and administration company. Mr. Bosch is also currently a member of the advisory board of Teays River Investments LLC, a farmland investment management firm in North America. Mr. Bosch has over 18 years of experience in agribusiness development and agricultural production. He actively participates in organizations focused on promoting the use of best practices in the sector, such as the Argentine Association of Regional Consortiums for Agricultural Experimentation (AACREA) and the Conservational Production Foundation (Producir Conservando). He graduated with a degree in Agricultural Engineering from the University of Buenos Aires. Mr. Bosch is an Argentine citizen.
     Plínio Musetti. Mr. Musetti has been a member of the Company’s board of directors since 2011 and an observer since 2010. Mr. Musetti is a partner responsible for the private equity investments at Pragma Patrimonio, a Brazilian family office, since June 2010. From 2008 to 2009, Mr. Musetti served as the Chief Executive Officer of Satipel Industrial S.A., leading the company’s initial public offering process and aiding its expansion plan and merger with Duratex S.A. From 1992 to 2002, Mr. Musetti served as the Chief Executive Officer of Elevadores Atlas, during which time he led the company’s operational restructuring, initial public offering process and the sale to the Schindler Group. From 2002 to 2008, Mr. Musetti served as a partner at JP Morgan Partners and Chief Executive Officer of Vitopel S.A. (JP Morgan Partners’ portfolio company), where he led its private equity investments in Latin America. Mr. Musetti has also served as a Director of Portobello S.A. since 2006 and Elevadores Atlas Schindler S.A. since 1999 and served as a Director of Diagnósticos de America S.A. from 2002 to 2009. In addition, Mr. Musetti is currently serving as Chairman of the board of directors of Raia S.A., a leading drugstore chain in Brazil. Mr. Musetti graduated with degrees in Civil Engineering and Business Administration from Mackenzie University and attended the Program for Management Development at Harvard Business School in 1989. Mr. Musetti is a Brazilian citizen.
     Mark Schachter. Mr. Schachter has been a member of the Company’s board of directors since 2009. Mr. Schachter has been a Managing Partner of Elm Park Capital Management since 2010. From 2004 to 2010, he was a Portfolio Manager with HBK Capital Management where he was responsible for the firm’s North American private credit activities. His responsibilities included corporate credit investments with a primary focus on middle-market lending and other special situation investment opportunities. From 2003 to 2004, Mr. Schachter worked for American Capital, a middle-market private equity and mezzanine firm and worked in the investment banking division of Credit Suisse Group from 2001 to 2003. Mr. Schachter received a degree in Business Administration from the Ivey Business School at the University of Western Ontario and completed the Program for Leadership Development at Harvard Business School. Mr. Schachter is a Canadian citizen and has permanent American residence.
     Julio Moura Neto. Mr. Moura has been a member of the Company’s board of directors since 2011. Mr. Moura has been a board member and chairman of the strategy committee of Natura Cosméticos, a leading public Brazilian cosmetics company with a market cap of approximately $12 billion, since 2007, and also a member of the Executive Committee of the World Business Council for Sustainable Development (WBCSD) in Geneva from 2006 to 2010. From 1997 to 2007, he was Chairman of the board of directors and CEO of Nueva Group, a Swiss holding company with leading positions in planted, certified forests, agricultural products and building materials sectors. From 2002 to 2007, Mr. Moura served as chairman of the board of Terranova, a public Chilean forestry company and as chairman of the board of Masisa S.A., a public Chilean forestry and wooden boards company. He also served as chairman and CEO of Amanco, the leading Latin American plastic pipes producer, from 1997 to 2007; as a member of the executive board and head of the European Division of Schindler, the Swiss Elevator

Company from 1992 to 1997; as a member of the executive board and head of the Latin American Division of Sika, a Swiss specialty chemicals company, from 1984 to 1992; and as a member of the board of directors of Swiss companies Messerli AG and of Aliva AG from 1988 to 1992. From 1980 to 1983, Mr. Moura worked for Booz, Allen & Hamilton, participating and leading several assignments in Europe in strategy and supply chain management. Mr. Moura graduated with a degree in Mechanical and Nuclear Engineering from the Swiss Federal Institute of Technology (ETH) in Zurich, Switzerland and holds a Masters degree in Management from MIT Sloan School of Management. Mr. Moura is dual Brazilian and Swiss citizen.
     Andres Velasco Brañes. Mr. Velasco has been a member of the Company’s board of directors since 2011. Mr. Velasco was the Minister of Finance of Chile between March 2006 and March 2010, and was also the president of the Latin American and Caribbean Economic Association from 2005 to 2007. Prior to entering the government sector, Mr. Velasco was Sumitomo-FASID Professor of Development and International Finance at Harvard University’s John F. Kennedy School of Government, an appointment he had held since 2000. From 1993 to 2000, he was Assistant and then Associate Professor of Economics and the director of the Center for Latin American and Caribbean Studies at New York University. During 1988 to 1989, he was Assistant Professor at Columbia University. Currently Mr. Velasco serves as Adjunct Professor of Public Policy at Harvard University. He also performs consulting services on various economic matters rendering economic advice to an array of clients, including certain of our shareholders. Mr. Velasco holds a Ph.D. in economics from Columbia University and was a postdoctoral fellow in political economy at Harvard University and the Massachusetts Institute of Technology. He received an B.A. in economics and philosophy and an M.A. in international relations from Yale University. Mr. Velasco is a Chilean citizen.
Executive Officers
     The following table shows certain information with respect to our senior management as of the date of this annual report:

		Year
Name	Position	Designated	Age
Mariano Bosch	Chief Executive Officer	2002	41
Carlos A. Boero Hughes	Chief Financial Officer	2008	45
Emilio F. Gnecco	Chief Legal Officer	2005	35
Walter Marcelo Sanchez	Chief Commercial Officer	2002	48
Mario José Ramón Imbrosciano	Director of Business Development	2003	42
Leonardo Berridi	Country Manager for Brazil	2004	51
Marcelo Vieira	Director of Sugar and Ethanol Operations	2005	59
Ezequiel Garbers	Country Manager for Argentina and Uruguay	2003	45
     Mariano Bosch. See “—Board of Directors.”
     Carlos A. Boero Hughes. Mr. Boero Hughes is our Chief Financial Officer, covering the company’s operations in Argentina, Brazil and Uruguay, and a member of Adecoagro’s Senior Management since 2008. He began working at Adecoagro in August 2008 overseeing our finance and administrative departments. Mr. Boero Hughes has over 20 years of experience in agricultural business and financial markets. Prior to joining us, he was Chief Financial Officer for South America and Co-Chief Executive Officer for Noble Group LTD operations in Argentina, Uruguay and Paraguay from October 2006 to July 2008. From 2003 to 2006, he worked at Noble Group LTD as Financial Director for Argentina and Structure Finance Manager for South America. He worked at Citibank N.A. from 1997 to 2003 as Relationship and Product Manager, focused in the agribusiness industry, and at Banco Privado de Inversiones S.A. as Relationship Manager. He also worked for six years at Carlos Romano Boero S.A.I.C., a flour and dairy cow feed mill family company, as Commercial Manager, Local Grain Elevator and

Nursery Manager and finally as General Manager. Mr. Boero Hughes holds a degree in Business Administration from the University of Buenos Aires and a Masters in Business Administration from the Argentine Catholic University. He also graduated from INSEAD’s Executive Program in 2007.
     Emilio Federico Gnecco. Mr. Gnecco is our Chief Legal Officer for all operations in Argentina, Brazil and Uruguay and a member of Adecoagro’s Senior Management since 2005. He is responsible for all legal and corporate matters. Before joining us, he was a corporate law associate at the law firm of Marval, O’Farrell & Mairal for more than 8 years, where he was in charge of Adecoagro’s corporate matters and mergers and acquisitions since our inception in 2002. Prior to that, he worked at the National Civil Court of Appeals of the City of Buenos Aires for four years. Mr. Gnecco has a law degree from the University of Buenos Aires, where he graduated with honors.
     Walter Marcelo Sanchez. Mr. Sanchez is a co-founder of Adecoagro and our Chief Commercial Officer for all operations in Argentina, Brazil and Uruguay and a member of Adecoagro’s Senior Management since 2002. He coordinates the Commercial Committee and is responsible for the trading of all commodities produced by Adecoagro. Mr. Sanchez has over 22 years of experience in agricultural business trading and market development. Before joining us, he was the head of the business development department at Agroexpress.com S.A., an agriculture e-business marketplace. He has extensive international commercial expertise. He worked with South American Meat Products Company (SAMPCO) in Chicago, Illinois and traveled through Western Europe marketing beef products to restaurant chains such as MAREDO. Mr. Sanchez also worked as the commercial director of various agricultural companies, such as Distribuidora Chinquihue S.A. (a Chilean fish and shellfish trading company), Frigolomas S.A. (a beef processing company) and Fleimar S.A. (a marketer of meat products). Mr. Sanchez also had commercial responsibilities at Nutryte S.A. and Estancias y Cabana Las Lilas S.A. (formerly COMEGA S.A.), an Argentine farmland agribusiness company. Mr. Sanchez graduated from Universidad Nacional de Mar del Plata with a degree in Agricultural Engineering.
     Mario José Ramón Imbrosciano. Mr. Imbrosciano is the head of our Business Development Department for all operations in Argentina, Brazil and Uruguay where he oversees all new business initiatives, and a member of Adecoagro’s Senior Management since 2003. He has over 17 years of experience in farm management and agriculture production. Prior to joining Adecoagro, Mr. Imbrosciano was the Chief Operating Officer of Beraza Hnos. S.C., a farming company that owns farms in the humid pampas region of Argentina. He was in charge of production, commercialization and logistics for a 60,000 hectare operation. Mr. Imbrosciano has also worked as a private consultant for various clients. Mr. Imbrosciano received a degree in Agricultural Production Engineering from the Argentine Catholic University and holds a Masters in Business Administration from the Instituto de Altos Estudios of the Austral University.
     Leonardo Raúl Berridi. Mr. Berridi is our Country Manager for Brazil and, prior to the Reorganization, had been Adecoagro’s Country Manager for Brazil since the beginning of its operations in Brazil and a member of Adecoagro’s Senior Management since 2004. He coordinates all of our operations and human resources development activities in Brazil. Mr. Berridi has over 27 years of international experience in agricultural business. Prior to joining us, Mr. Berridi was Vice President of Pago Viejo S.A., a company dedicated to agriculture production and dairy farming in the western part of the province of Buenos Aires, Argentina. He also worked for Trans-Continental Tobacco Corporation as Chief Operating Officer of Epasa (Exportadora de Productos Agrarios S.A.), a company dedicated to producing, processing and exporting tobacco in the north east and north west of Argentina, and Production Manager of World Wide Tobacco España S.A. in the Caceres and Zamora provinces in Spain. Mr. Berridi holds a degree in Forestry Engineering from the Universidad Nacional de La Plata.
     Marcelo Vieira. Mr. Vieira is the head of Adecoagro’s sugar, ethanol and energy operations and a member of Adecoagro’s Senior Management since 2005. He was the Chief Executive Officer and owner of Usina Monte Alegre Ltda. at the time of our purchase of the company. He is currently a member of the audit committee of Uniäo da Industria de Cana-de-Acucar (ÚNICA). He has managed agricultural and agribusiness companies for over 34 years, including at Usina Monte Alegre Ltda., Alienas Agrícola Ltda., Alienas Café Ltda. and Fazenda Mimoso S.A., and has been President or Director of various industry associations, such as the Brazil Specialty Coffee Association, the

Specialty Coffee Association of Europe, Sociedade Rural Brasileira and the Sindicato do Acucar de Minas Gerais. Mr. Vieira holds a degree in Mechanical Engineering from PUC University in Rio de Janeiro and graduate degree in Food Industry Management and Marketing from the University of London’s Imperial College.
     Ezequiel Garbers. Mr. Garbers is the Country Manager for Argentina and Uruguay and a member of Adecoagro’s Senior Management and the Country Manager since 2003. He coordinates all of our production and human resources development activities in Argentina and Uruguay. Mr. Garbers has over 20 years of experience in agriculture production. Prior to joining Adecoagro, he was the Chief Operating Officer of an agricultural consulting and investment company he co-founded, developing projects both within and outside of Argentina, related to crop production and the cattle and dairy business. Mr. Garbers holds a degree in Agronomic Engineering from the University of Buenos Aires and a Masters in Business Administration from the Instituto de Altos Estudios of the Austral University.
     Our managers supervise our day-to-day transactions so as to ensure that all of our general strategic objectives are carried out, and they report to our board of directors.
     B. COMPENSATION
Compensation of Directors and Executive Officers
     The compensation of the Company’s directors is approved annually at the ordinary general shareholders’ meeting. The aggregate compensation earned by our directors and executive officers during 2010 amounted to approximately $5 million. In addition, in 2011, 308,810 restricted shares were granted to our officers and directors. These grants were made under the 2010 Adecoagro Restricted Share Plan. See “—E. Share Ownership—Share Options and Restricted Share Plan.”
     Annual cash bonuses are designed to incentivize our named executive officers at a variable level of compensation based on such individual’s performance. Annual executive cash bonuses and option awards are impacted by seniority and individual executive performance based on the achievement of individual objectives and by evaluating each executive’s level of proficiency in the following competencies: general characteristics, teamwork, professional competencies, problem solving and thinking skills and managerial skills. In the past, actual bonus amounts have been determined shortly after fiscal year end. Our Chief Executive Officer presents the final calculation of the annual cash bonuses for our named executives to the Compensation Committee of the board of directors. The Compensation Committee then reviews actual Company and individual performance, and determines the amount payable consistent with the attainment of such individual’s performance based on the above criteria.
     We do not pay or set aside any amounts for pension, retirement or other similar benefits for our officers and directors.
     C. BOARD PRACTICES
     Pursuant to our articles of incorporation, the board of directors must be composed of between three and eleven members. The number of directors is determined and the directors are appointed at the general meeting of shareholders (except in case of a vacancy in the office of a director because of death, retirement, resignation, dismissal, removal or otherwise, the remaining directors may fill such vacancy and appoint a successor in accordance with applicable Luxembourg law).
     Currently, the board of directors has nine members. The directors are appointed by the general meeting of shareholders for a period of up to three years; provided, however, the directors shall be elected on a staggered basis, with one-third of the directors being elected each year and provided further that such three year term may be exceeded by a period up to the annual general meeting held following the third anniversary of the appointment. Directors may be removed with or without cause (ad nutum) by the general meeting of shareholders by a simple majority of votes cast at a general meeting of shareholders. The directors are eligible for re-election indefinitely.

     There are no agreements with majority shareholders, customers, suppliers or others governing the selection of any of the directors or members of senior management. None of our non-executive directors has a service contract with us that provides for benefits upon termination of employment.
     The board of directors is empowered to manage Adecoagro and carry out our operations. The board of directors is vested with the broadest powers to manage the business of the Company and to authorize and/or perform all acts of disposal, management and administration falling within the purposes of Adecoagro and all powers not expressly reserved by Luxembourg law or by our articles of incorporation to the general meeting of shareholders is within the competence of the board of directors.
     Accordingly, within the limitations established by Luxembourg law and in particular the Luxembourg law of August 10, 1915 on commercial companies (as amended) and our articles of incorporation, the board of directors can take any action (by resolution or otherwise) it deems necessary, appropriate, convenient or fit to implement the purpose of the Company, including without limitation:
a.	execute any acts or contracts on our behalf aimed at fulfilling our corporate purpose, including those for which a special power of attorney is required;

b.	carry out any transactions;

c.	agree, establish, authorize and regulate our operations, services and expenses;

d.	delegate special tasks to directors, regulate the formation and operation of committees and fix the remuneration and compensation of expenses of advisors and/or staff with special duties, with a charge to overhead;

e.	appoint, suspend or remove agents or employees, establish their duties, remuneration, and bonuses and grant them the powers that it deems advisable;

f.	grant signature authorization to directors and officers, grant general or special powers of attorney, including those to prosecute;

g.	call regular and special shareholders’ meetings and establish agendas, submit for the shareholders’ approval our inventory, annual report, balance sheet, statement of income and exhibits, propose depreciation, amortization and reserves that it deems advisable, establish the amount of gains and losses, propose the distribution of earnings and submit all this to the shareholders’ meeting for consideration and resolution;

h.	fix the date for the payment of dividends established by the shareholders’ meeting and make their payment; and

i.	make decisions relating to the issuance, subscription or payment of shares pursuant to our articles of incorporation and decision of the regular or special shareholders’ meetings.
     As of the date of this annual report, the board of directors has the following four committees: Audit Committee, Compensation Committee, Risk and Commercial Committee and Strategy Committee. On May 13, 2011, the former Risk and Strategy Committee split into the current Risk and Commercial Committee and the Strategy Committee.
Audit Committee
     The Company’s articles of incorporation provide that the board of directors may set up an audit committee. The board of directors has set up an Audit Committee and has appointed, pursuant to board resolutions dated January 10, 2011, Mr. Plínio Musetti, Mr. Mark Schachter and Mr. Julio Moura Neto, as members of its audit committee.
     The Company’s articles of incorporation provide that the audit committee shall (a) assist the board of directors in fulfilling its oversight responsibilities relating to the integrity of the Company’s financial statements, including periodically reporting to the board of directors on its activity and the adequacy of the Company’s systems of internal controls over financial reporting; (b) make recommendations for the appointment, compensation, retention and oversight of, and consider the independence of, the Company’s external auditors; (c) review material transactions (as defined in the articles) between the Company or its subsidiaries with related parties (other than transactions that were reviewed and approved by the independent members of the board of directors (as defined in the articles of the Company) or other governing body of any subsidiary of the Company or through any other procedures as the board of directors may deem substantially equivalent to the foregoing) to determine whether their terms are consistent with market conditions or are otherwise fair to the Company and its subsidiaries; and (d) perform such other duties imposed on it by the laws and regulations of the regulated market(s) on which the shares of the Company are listed, applicable to the Company, as well as any other duties entrusted to it by the board of directors.
     In addition, the charter of the audit committee sets forth, among other things, the audit committee’s purpose and responsibilities.
Compensation Committee
     The Company has a Compensation Committee that reviews and approves the compensation and benefits of the executive officers and other key employees, and makes recommendations to the board of directors regarding principles for compensation, performance evaluation, and retention strategies. It is responsible for administering our share option plans and our restricted share plan for executive officers and other key employees. See “—E. Share Ownership—Share Options and Restricted Share Plan.” The committee has the discretion to interpret and amend the Plan, and delegate to the Chief Executive Officer the right to award equity-based compensation to executive officers and other key employees. The committee meets at least once a year and as needed on the initiative of the Chief Executive Officer or at the request of one of its members. The members of the Compensation Committee, appointed pursuant to board resolutions dated January 10, 2011, are Mr. Abbas Farouq Zuaiter, Mr. Plínio Musetti and Mr. Julio Moura Neto.
Risk and Commercial Committee
     The Company has a Risk and Commercial Committee that has the duty to (i) make such inquiries as are necessary or advisable to understand and evaluate material business risks and risk management processes as they evolve from time to time; (ii) review with the board of directors and management the guidelines and policies to govern the process for assessing and managing risks; (iii) discuss and review with the board of directors management’s efforts to evaluate and manage the Company’s business from a risk perspective; (iv) request input from the board of directors, management and operating staff, as well as from outside resources, as it may deem necessary; (v) discuss with the board of directors and management which elements of enterprise risk are most significant, the prioritization of business risks, and make recommendations as to resource allocation for risk management and risk mitigation strategies and activities; and (vi) oversee the development of plans for risk mitigation in any area which it deems to be a material risk to the Company; and monitor management’s implementation of such plans, and the effectiveness generally of its risk mitigation strategies and activities
     The committee meets at least four times a year and as often as deemed necessary or appropriate in its judgment. The members of the Risk and Commercial Committee are Mr. Alan Leland Boyce, Mr. Abbas Farouq Zuaiter, and Mr. Andrés Velasco Brañes.
Strategy Committee
     The Company’s Strategy Committee has the duty to: (i) discuss and review with the board management’s identification and setting of strategic goals; including potential acquisitions, joint ventures and strategic alliances and dispositions; (ii) make recommendations to the board of directors as to the means of pursuing strategic goals; and (iii) review with the board management’s progress in implementing its strategic decisions and suggest appropriate modifications to reflect changes in market and business conditions.

     The committee meets at least four times a year and as often as deemed necessary or appropriate in its judgment. The members of Strategy Committee are Mr. Guillaume van der Linden, Mr. Abbas Farouq Zuaiter and Mr. Paulo Albert Weyland Vieira.
     D. EMPLOYEES
Employees
     On December 31, 2010, we had 5,263 employees, of whom 95% were unionized. Approximately 9% of our workforce is comprised of temporary workers. We comply with all labor laws. Historically, we have had a positive relationship with the trade unions.
     The following table sets forth our number of employees by each of our business segments:

	As of December 31,
	2010	2009	2008	2007
Farming and Land Transformation	1,425	1,231	1,235	1,065
Sugar and Ethanol	3,276	3,567	2,848	2,015
Administrative	562	492	461	427

Total	5,263	5,290	4,544	3,507
     We do not have any severance agreements with our senior executive directors and managers.
   Benefits
     The benefits granted to our employees follow the market standard, including meals, health plans, Spanish and English language lessons, financial aid for junior employees who are still in college, transportation and parking. For senior management, we also provide vehicles.
     E. SHARE OWNERSHIP
Share Ownership
     The total number of shares of the Company beneficially owned by our directors and executive officers, as of the date of this annual report, was 5,079,230, which represents 4.11% of the total shares of the company. See table in “Item 7. Major Shareholders and Related Party Transactions” for information regarding share ownership by our directors and executive officers.
Share Options and Restricted Share Plan
   Adecoagro/IFH 2004 Stock Incentive Option Plan and Adecoagro/IFH 2007/2008 Equity Incentive Plan
     The Company maintains the Adecoagro/IFH 2004 Incentive Option Plan (formerly, the International Farmland Holdings, LLC 2004 Incentive Option Plan, and referred to herein as the “2004 Plan”) and the Adecoagro/IFH 2007/2008 Equity Incentive Plan (formerly, the International Farmland Holdings, LLC 2007/2008 Equity Incentive Plan, and referred to herein as the “2007/2008 Plan”). The 2004 Plan and the 2007/2008 Plan are collectively referred to herein as the “Option Plans.” Initially, the Option Plans provided for the grant of options to purchase ordinary units of IFH. In connection with the Reorganization, the Option Plans were amended and restated to provide for the grant of options to purchase ordinary shares of the Company, and all then-outstanding options to purchase IFH ordinary units were converted into options to purchase the Company’s ordinary shares.

     The number of ordinary shares reserved and available for issuance under the 2004 Plan and the 2007/2008 Plan are 2,401,228 and 2,355,743, respectively. Shares subject to awards that become forfeited, cancelled, expired, withheld upon exercise, reacquired by the Company prior to vesting or otherwise terminated will again be available for future awards under the Option Plans.
   Administration and Eligibility
     The Option Plans are administered by the Compensation Committee of the Company’s board of directors (the “Committee”). The Committee has general authority to, among other things, select individuals for participation, determine the time and amount of grants, and interpret the plans and awards. The Committee determines the vesting requirements of the awards. The Option Plans require that the exercise price of any future grants shall be no less than the greater of the fair market value of our ordinary shares on the date of grant and the par value per ordinary share.
     Individuals eligible to receive options under the 2004 Plan include officers and employees, and under the 2007/2008 Plan include officers, employees, directors, prospective employees and consultants.
   Amendment and Termination
     The board of directors may amend or terminate the Option Plans in its discretion, and the Committee may amend any outstanding options in its discretion, except participant consent will be needed if a participant’s rights are adversely affected. If not previously terminated by the board of directors, the Option Plans will terminate on the 10th anniversary of its adoption.
   Granted Options
     Under the 2004 Plan, as of the date of this annual report, options to purchase 2,175,870 ordinary shares were granted and the weighted average exercise price of all granted options was $6.67. Under the 2007/2008 Plan, as of the same date, options to purchase 2,066,860 ordinary shares were granted, and the weighted average exercise price of all granted options was $13.06.
     Outstanding options under the 2004 Plan generally vest in three equal installments on the first three anniversaries of the date of grant, and options under the 2007/2008 Plan generally vest in four equal installments on the first four anniversaries of the date of grant. Vesting under each of the Option Plans is generally subject to the participant’s continued service as of each applicable vesting date, and all options terminate 10 years from the date of grant.
     Adecoagro S.A. Restricted Share Plan
     The Company maintains the Adecoagro S.A. Restricted Share Plan (the “Plan”), which provides for awards of restricted shares to employees, officers, members of the board of directors and other service providers of the Company. The purpose of the Plan is to further align the interests of participants with those of the shareholders by providing participants with long-term incentive compensation opportunities tied to the performance of the Company’s ordinary shares.
     The maximum number of ordinary shares with respect to which awards may be made under the Plan is 1,801,038 ordinary shares. The Committee anticipates that such number of shares will be sufficient for grants of awards under the Plan for a period of five years. Shares subject to awards that become forfeited, expired, settled in cash or otherwise terminated without delivery of such shares will again be available for future awards under the Plan. The shares available for issuance as well as outstanding awards under the Plan are subject to adjustment in the event of a reorganization, stock split, merger or similar change. Under the Plan, as of the date of this annual report, 427,293 restricted shares were granted to employees, directors and executive officers.

   Administration and Eligibility
     The Plan is administered by the Committee. The Committee has general authority to grant awards, determine the recipients of awards and prescribe the terms of awards, as well as authority to interpret and apply the terms of the Plan and individual awards. The Committee determines the amount and the vesting requirements of the awards.
   Terms of Awards
     A grant of restricted shares represents ordinary shares that are issued subject to vesting requirements and transfer restrictions, as determined by the Committee in its discretion. The vesting requirements may be based on the continued employment or service of the participant for a specified time period or on the attainment of specified business performance goals established by the Committee. Subject to the transfer restrictions and vesting requirements of the award, the participant will have the rights of a stockholder of the Company, including voting rights and the right to receive dividends.
     The number of restricted shares awarded to individuals each year will be based on Company performance. Once awarded, the restricted shares are subject to a service-based vesting schedule and vest in three equal annual installments on the first three anniversaries of the date of grant, subject only to the participant’s continued service to the Company as of each applicable vesting date.
   Amendment and Termination
     The board of directors may amend, modify, suspend or terminate the Plan in its discretion, except participant consent will be needed if participants’ rights are adversely affected. If not previously terminated by the board of directors, the Plan will terminate on the 10th anniversary of its adoption.
     Share Options and Restricted Shares
     The following table sets forth the total number of ordinary and restricted shares to be issued upon exercise of the options to directors and executives officers, the exercise price of the options awarded, the date of grant and the date of expiration, as of the date of this annual report.

			Number of
	Plan under		ordinary
	which	Number of	shares to be	Exercise
	awards	restricted	issued upon	price per
	were	shares	exercise of	ordinary	Date of	Expiration
	granted	granted	options	share ($)	Grant	date
Directors and Executive Officers
Abbas Farouq Zuaiter	2010	*	—	—	5/13/2011	5/13/2021
Alan Leland Boyce	2010	4,937	—	—	5/13/2011	5/13/2021
Guillaume van der Linden	2010	*	—	—	5/13/2011	5/13/2021
Paulo Albert Weyland Vieira	2010	*	—	—	5/13/2011	5/13/2021
Plínio Musetti	2010	*	—	—	5/13/2011	5/13/2021
Mark Schachter	2010	*	—	—	5/13/2011	5/13/2021
Julio Moura Neto	2010	*	—	—	5/13/2011	5/13/2021
Andrés Velasco Brañes	2010	*	—	—	5/13/2011	5/13/2021
Mariano Bosch	2004	—	173,236	$5.82674	1/05/2004	1/05/2014
	2004	—	135,314	$5.82674	1/08/2005	1/08/2015
	2004	—	28,038	$5.82674	1/06/2006	1/06/2016
	2004	—	29,504	$7.10862	1/06/2006	1/06/2016
	2004	—	112,740	$8.62358	1/07/2006	1/07/2016
	2007	—	112,833	$12.81883	11/13/2007	11/13/2017
	2007	—	86,306	$13.40150	1/30/2009	1/30/2019
	2010	47,512	—	—	4/01/2011	4/01/2021
	2010	4,937			5/13/2011	5/13/2021

				Number of
	Plan under			ordinary
	which	Number of		shares to be		Exercise
	awards	restricted		issued upon		price per
	were	shares		exercise of		ordinary	Date of	Expiration
	granted	granted		options		share ($)	Grant	date
Carlos A. Boero Hughes	2004	—		*		$5.82674	8/25/2008	8/25/2018
	2004	—		*		$7.10862	8/25/2008	8/25/2018
	2007	—		*		$12.81883	8/25/2008	8/25/2018
	2007	—		*		$13.40150	1/30/2009	1/30/2019
	2010	*		—		—	4/01/2011	4/01/2021
Emilio F. Gnecco	2004	—		*		$5.82674	1/6/2007	1/6/2017
	2004	—		*		$8.62358	1/6/2007	1/6/2017
	2007	—		*		$12.81883	11/13/2007	11/13/2017
	2007	—		*		$13.40150	1/30/2009	1/30/2019
	2010	*		—		—	4/01/2011	4/01/2021
Walter Marcelo Sanchez	2004	—		*		$5.82674	1/5/2004	1/5/2014
	2004	—		*		$5.82674	1/8/2005	1/8/2015
	2004	—		*		$5.82674	1/6/2006	1/6/2016
	2004	—		*		$7.10862	1/6/2006	1/6/2016
	2004	—		*		$8.62358	1/7/2006	1/7/2016
	2007	—		*		$12.81883	11/13/2007	11/13/2017
	2007	—		*		$13.40150	1/30/2009	1/30/2019
	2010	*		—		—	4/01/2011	4/01/2021
Mario José Ramón Imbrosciano	2004	—		*		$5.82674	1/5/2004	1/5/2014
	2004	—		*		$5.82674	1/8/2005	1/8/2015
	2004	—		*		$5.82674	1/6/2006	1/6/2016
	2004	—		*		$7.10862	1/6/2006	1/6/2016
	2004	—		*		$8.62358	1/7/2006	1/7/2016
	2007	—		*		$12.81883	11/13/2007	11/13/2017
	2007	—		*		$13.40150	1/30/2009	1/30/2019
	2010	*		—		—	4/01/2011	4/01/2021
Leonardo Berridi	2004	—		*		$5.82674	1/5/2004	1/5/2014
	2004	—		*		$5.82674	1/8/2005	1/8/2015
	2004	—		*		$5.82674	1/6/2006	1/6/2016
	2004	—		*		$7.10862	1/6/2006	1/6/2016
	2004	—		*		$8.62358	1/7/2006	1/7/2016
	2007	—		*		$12.81883	11/13/2007	11/13/2017
	2007	—		*		$13.40150	1/30/2009	1/30/2019
	2010	*		—		—	4/01/2011	4/01/2021
Marcelo Vieira	2004	—		51,487		$5.82674	1/2/2006	1/2/2016
	2004	—		56,370		$8.62358	1/7/2007	1/7/2017
	2007	—		102,576		$12.81883	11/13/2007	11/13/2017
	2007	—		62,818		$13.40150	1/30/2009	1/30/2019
	2010	23,223		—		—	4/01/2011	4/01/2021
Ezequiel Garbers	2004	—		*		$5.82674	1/5/2004	1/5/2014
	2004	—		*		$5.82674	1/8/2005	1/8/2015
	2004	—		*		$5.82674	1/6/2006	1/6/2016
	2004	—		*		$7.10862	1/6/2006	1/6/2016
	2004	—		*		$8.62358	1/7/2006	1/7/2016
	2007	—		*		$12.81883	11/13/2007	11/13/2017
	2007	—		*		$13.40150	1/30/2009	1/30/2019
	2010	*		—		—	4/01/2011	4/01/2021
Directors and Executive Officers as a group		308,810	(1)	2,996,971	(2)

*	Upon the exercise of all options, would beneficially own less than 1% of total number of outstanding shares.

(1)	Consists of 40,285 vested restricted shares within 60 days of the date of this annual report and 268,525 unvested restricted shares.

(2)	Consists of 2,506,574 options exercisable within 60 days of the date of this annual report and 490,397 unvested options.

Item 7. Major Shareholders and Related Party Transactions
     A. MAJOR SHAREHOLDERS
     The following table sets forth the beneficial ownership of our shares for (1) each person known to us to own beneficially at least 5% of our common shares and (2) our directors and executive officers, based on the information most recently available to the Company, as of March 31, 2011.
     As of March 31, 2011, we had 120,069,222 ordinary shares outstanding. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days from March 31, 2011, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Number	Percent
Principal Shareholders:
Pampas Humedas LLC(l)	27,158,693	22.62
HBK Master Fund LP(2)	20,471,770	17.05
Stichting Pensioenfonds Zorg en Welzijn(3)	15,307,824	12.75
Al Gharrafa Investment Company(4)	12,562,906	10.46
Ospraie Special Opportunities Master Holdings Ltd.(5)	10,818,025	9.01
Directors and Executive Officers
Abbas Farouq Zuaiter	*	*
Alan Leland Boyce	1,030,310	0.86
Guillaume van der Linden	—	—
Paulo Albert Weyland Vieira	*	*
Mariano Bosch(6)	737,555	0.61
Plínio Musetti	*	*
Mark Schachter	—	—
Julio Moura Neto	—	—
Andrés Velasco Brañes	—	—
Carlos A. Boero Hughes	*	*
Emilio F. Gnecco	*	*
Walter Marcelo Sanchez	*	*
Mario José Ramón Imbrosciano	*	*
Leonardo Berridi	*	*
Marcelo Vieira(7)	1,040,760	0.87
Ezequiel Garbers	*	*
Directors and Executive Officers as a group	5,079,230	4.11

*	Beneficially owns less than 1% based on the total number of outstanding shares.

(1)	The address of Pampas Húmedas LLC is c/o Soros Fund Management LLC 888 Seventh Avenue, New York, NY 10106.

(2)	The address of HBK Master Fund LP is Maples Corporate Services Ltd.: PO BOX 309, Ugland House, George Town, Grand Cayman KY1-1104, Cayman Islands / Notice Address: HBK Master Fund L.P. %HBK Services LLC, Attn: Legal department, 2101 Cedar Spring Road, Suite 700, Dallas TX 75201, USA. Includes 7,377,598 common shares we issued and sold to Al Gharrafa at a purchase price of $10.65 per share, pursuant to an agreement entered into on January 6, 2011. See exhibit 4.28.

(3)	Includes the purchase of 4,500,000 shares by Stichting, Pensioenfonds Zorg en Welzijn in our IPO. The address of Stichting Pensioenfonds Zorg en Welzijn is P.O. BOX 4001 NL-3700 KA Zeist The Netherlands.

(4)	The address of Al Gharrafa Investment Company is Walker House, 87 Main Street, George Town, Grand Cayman, KY1-9005, Cayman Islands.

(5)	Reflects beneficial ownership of Ospraie Special Opportunities Master Holdings Ltd. as of February 3, 2011, including the purchase of 1,450,000 shares by Ospraie Special Opportunities Master Holdings Ltd. and its affiliates in our IPO. The address of Ospraie Special Opportunities Master Holdings Ltd. is Ospraie Advisors L.P.: 320 Park Avenue, 27th floor, New York, NY 10022, USA.

(6)	Includes 606,609 shares issuable upon exercise of options held by Mr. Bosch that are exercisable within 60 days of March 31, 2011. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership—Share Options and Restricted Share Plan.”

(7)	Includes 216,198 shares issuable upon exercise of options held by Mr. Vieira that are exercisable within 60 days of March 31, 2011. Mr. Vieira is the owner of Liuede Holdings Ltd. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership—Share Options and Restricted Share Plan.”
     As of the date of this annual report 87,414,830 shares, representing 72.8% of our outstanding common shares are held by United States record holders.
     B. RELATED PARTY TRANSACTIONS
Share Purchase and Sale Agreement and UMA Right of First Offer Agreement
     On February 16, 2006, IFH and Adeco Brasil Participaçoes Ltda. (together, the “IFH Parties”) and the prior shareholders of UMA entered into (1) a Share Purchase and Sale Agreement in connection with the sale and purchase of 40% of the equity interest in UMA by the IFH Parties for a total cash consideration of $10.3 million, which consisted of a cash payment of $9.2 million on February 16, 2006, the closing date, and a holdback payment of $1.1 million due on February 16, 2011, and (2) a Unit Issuance Agreement in connection with the purchase of the remaining 60% of the equity interest in UMA by the IFH Parties in exchange for 12,079,991 units of IFH.
     In connection with the Share Purchase and Sale Agreement, the IFH Parties also entered into a Right of First Offer Agreement with Marcelo Weyland Barbosa Vieira, Paulo Albert Weyland Vieira, Mario Jorge de Lemos Vieira, and Corina de Almeida Leite, each of which is a current indirect shareholder in IFH, (together the “UMA Members”), dated February 16, 2006, whereby the IFH Parties agreed to grant the UMA Members a right of first offer to acquire the shares of UMA, or all or substantially all of the assets of UMA, or the real property or plot of land where the commercial offices of UMA is currently located and which is currently subject to a right-of-way and easement agreement granted to Mario Corina, Alienas Agrícola Ltda. The rights granted to each of the UMA Members, their permitted affiliates, assignees, successors or heirs under such agreement are only in effect for as long as such entities hold such an equity interest in IFH or any of its affiliates.

Milk Supply Agreement
     In November 2007, Adeco Agropecuaria S.A. entered into a milk supply offer agreement with La Lácteo S.A., which was later amended on February 1, 2010, and pursuant to which Adeco Agropecuaria S.A. committed to sell to La Lácteo, and La Lácteo committed to purchase, approximately 80,000 liters of our milk production per day, subject to certain conditions. Notwithstanding the above, Adeco Agropecuaria S.A. is not obligated to sell to La Lácteo and La Lácteo is not obligated to purchase from Adeco Agropecuaria S.A., more than 50% of its milk requirements for a four-month period, provided, however, that our milk production in excess of such volume is managed by La Lácteo S.A. in order to take advantage of the best valuation opportunities as industry sales in the raw milk spot market. The milk supply offer agreement fixes the price of milk that La Lácteo pays to Adeco Agropecuaria S.A. at the average milk price for each month plus a 3% premium. The milk supply agreement terminates in November 2017. If Adeco Agropecuaria S.A. receives a proposal from a third party to purchase milk that is more favorable to Adeco Agropecuaria S.A. than the terms set forth in the milk supply agreement with La Lácteo, Adeco Agropecuaria S.A. may sell milk to such third party. However, La Lácteo has a right of first refusal on Adeco Agropecuaria S.A.’s receipt of such third-party offer to purchase milk from Adeco Agropecuaria S.A. at the specified higher price. For the years ended December 31, 2010, 2009, 2008 and 2007, we recognized sales of goods net of related expenses, amounting to $13.4 million, $10.1 million and $4.1 million respectively, in connection with this agreement.
Agriculture Partnership Agreements
     Some of our agriculture partnership agreements are entered into with certain minority shareholders of the Company, for a total of 8,452 hectares. For the years ended December 31, 2010, 2009 and 2008, we recorded other net receivables for payments in advance amounting to $0.3 million, $0.7 million and $0.2 million, respectively, and recognized expenses amounting to $3.3 million, $2.2 million and $1.8 million, respectively, in connection with these agreements.
Registration Rights Agreement
     In connection with the Reorganization, we entered into a registration rights agreement providing holders of our issued and outstanding common shares on January 28, 2011 (such holders being hereinafter referred to as the “Existing Investors” and such common shares subject to the agreement being hereinafter referred to as the “Registrable Securities”) with certain rights to require us to register their shares for resale under the Securities Act of 1933, as amended (“Securities Act”). Pursuant to the agreement, if holders of a majority of the Registrable Securities notify us, no earlier than 180 days after the effective date of the registration statement previously filed by us on Form F-1, we are required, subject to certain limitations, to file a registration statement under the Securities Act in order to register the resale of the amount of ordinary shares requested by such holders. The underwriters in such an offering will have the right, subject to certain limitations, to limit the number of shares included in such registration. The Existing Investors have the right to require us to file one such registration. In addition, if we propose to register any of our securities under the Securities Act, Existing Investors are entitled to notice of such registration and are entitled to certain “piggyback” registration rights allowing such holders to include their common shares in such registration, subject to certain restrictions. Furthermore, Existing Investors may require us to register the resale of all or a portion of their shares on a registration statement on Form F-3 once we are eligible to use Form F-3. In an underwritten offering, the underwriters have the right, subject to certain restrictions, to limit the number of Registrable Securities Existing Investors may include.
Ospraie Consent Agreement
          On December 14, 2010, we entered into a consent agreement with Ospraie Special Opportunities Master Holdings Ltd (“Ospraie”), one of our shareholders, pursuant to which we paid Ospraie an aggregate amount of $3.0 million in February 2011 promptly following the completion of the IPO in consideration for their agreement to waive certain of their rights under our shareholders agreement, which terminated upon the IPO.

     C. INTERESTS OF EXPERTS AND COUNSEL
Not applicable.
Item 8. Financial Information
     A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION.
See Item 18. Financial Statements and page F-1 through F-90 for our consolidated financial statements.
Legal and Administrative Proceedings
     We are subject to several laws, regulations and business practices of the countries in which we operate. In the ordinary course of business, we are subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, social security, labor lawsuits and other matters. We accrue liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Currently, we are not engaged in any material litigation or arbitration and no material litigation or claims are known to us to be pending or threatened against us which, either alone or on a combined basis, may result in an adverse effect on our business or operations.
     As of March 31, 2011, the total amounts accrued in respect of legal and administrative proceedings was $5.8 million.
Dividend Policy
     We currently intend to retain any future earnings to finance operations and the expansion of our business and do not intend to declare or pay any cash dividends on our common shares in the foreseeable future. The amount and payment of dividends will be determined by a simple majority vote at a general shareholders’ meeting, typically but not necessarily, based on the recommendation of our board of directors. All shares of our capital stock rank pari passu with respect to the payment of dividends. Pursuant to our articles of incorporation, the board of directors has the power to distribute interim dividends in accordance with applicable Luxembourg law. Dividends may be lawfully declared and paid if our net profits and distributable reserves are sufficient under Luxembourg law.
     Under Luxembourg law, at least 5% of our net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our issued share capital. If the legal reserve subsequently falls below the 10% threshold, at least 5% of net profits again must be allocated toward the reserve. The legal reserve is not available for distribution.
     Adecoagro is a holding company and has no material assets other than its ownership of partnership interests in IFH. IFH, in turn, is a holding entity with no material assets other than its indirect ownership of shares in operating subsidiaries in foreign countries. If we were to distribute a dividend at some point in the future, we would cause the operating subsidiaries to make distributions to IFH, which in turn would make distributions to Adecoagro in an amount sufficient to cover any such dividends.
     Our subsidiaries are subject to certain restrictions on their ability to declare or pay dividends. For example, the loan agreement with the Inter-American Development Bank prohibits Adeco Agropecuaria S.A. and Pilagá S.R.L. from paying dividends or other restricted payments if such payments would cause these two subsidiaries to exceed certain financial ratios or in the case of an event of default. The Angélica Prepayment Export Facility also imposes similar limitations on the ability of our Brazilian subsidiaries to pay dividends. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness and Financial Instruments.”
     B. SIGNIFICANT CHANGES
Except as otherwise disclosed in this annual report, there has been no undisclosed significant change since the date of the annual Consolidated financial statements.

Item 9. The Offer and Listing
     A. OFFER AND LISTING DETAILS
     Our common shares have been listed on the NYSE under the symbol “AGRO” since January 28, 2011. Our issued share capital amounts to $180,103,833, represented by 120,069,222 shares with a nominal value of $1.50 each. All issued shares are fully paid up.
The table below sets forth, for the period indicated, the reported high and low closing prices for our common shares listed on the NYSE.

	Price per Share
Full financial Quarters Since Listing	High	Low
First quarter	13.50	11.99

	Price per Share
Last Six Months	High	Low
January 2011	12.60	12.00
February 2011	13.50	11.99
March 2011	13.48	12.36
April 2011	13.47	12.34
May 2011	12.62	10.27
June 1 to June 27	12.70	11.49
     B. PLAN OF DISTRIBUTION
Not applicable.
     C. MARKETS
Our common shares have been listed on the NYSE under the symbol “AGRO” since January 28, 2011. See "—A. Offer and Listing Details.”
     D. SELLING SHAREHOLDERS
Not applicable.
     E. DILUTION
Not applicable.
     F. EXPENSES OF THE ISSUE
Not applicable.
Item 10. Additional Information
     A. SHARE CAPITAL
Not applicable.
     B. MEMORANDUM AND ARTICLES OF ASSOCIATION
     The following is a summary of some of the terms of our common shares, based in particular on our articles of incorporation and the Luxembourg law of August 10, 1915 on commercial companies.

     Adecoagro’s shares are governed by Luxembourg law and its articles of incorporation. More information concerning shareholders’ rights can be found in the Luxembourg law on commercial companies dated August 10, 1915, as amended from time to time, and the articles of incorporation.
     The following is a summary of the rights of the holders of our shares that are material to an investment in our common shares. These rights are set out in our articles of association or are provided by applicable Luxembourg law, and may differ from those typically provided to shareholders of U.S. companies under the corporation laws of some states of the United States. This summary does not contain all information that may be important to you. For more complete information, you should read our updated articles of association, which are attached as an exhibit to this annual report.
General
     Adecoagro is a Luxembourg société anonyme (a joint stock corporation). The Company’s legal name is “Adecoagro S.A.” Adecoagro was incorporated on June 11, 2010 and on October 26, 2010 all the shares in issue in Adecoagro were acquired by IFH LLC.
     On October 30, 2010, the members of IFH LLC transferred pro rata approximately 98% of their membership interests in IFH LLC to Adecoagro in exchange for common shares of Adecoagro.
     On January 28, 2011, Adecoagro completed the IPO of its shares on the NYSE. The shares are traded under the symbol “AGRO.”
     Adecoagro is registered with the Luxembourg Registry of Trade and Companies under number B153681. Adecoagro has its registered office at 13-15 Avenue de la Liberté, L-1931, Luxembourg, Grand Duchy of Luxembourg.
     The corporate purpose of Adecoagro, as stated in Article 4 of our articles of incorporation (Corporate Purpose), is the following: The object of Adecoagro is the holding of participations, in any form whatsoever, in Luxembourg and foreign companies, or other entities or enterprises, the acquisition by purchase, subscription, or in any other manner as well as the transfer by sale, exchange or otherwise of stock, bonds, debentures, notes and other securities or rights of any kind including interests in partnerships, and the holding, acquisition, disposal, investment in any manner (in), development, licensing or sub licensing of, any patents or other intellectual property rights of any nature or origin as well as the ownership, administration, development and management of its portfolio. Adecoagro may carry out its business through branches in Luxembourg or abroad.
     Adecoagro may borrow in any form and proceed to the issuance by private or public means of bonds, convertible bonds and debentures or any other securities or instruments it deems fit.
     In a general fashion it may grant assistance (by way of loans, advances, guarantees or securities or otherwise) to companies or other enterprises in which Adecoagro has an interest or which form part of the group of companies to which Adecoagro S.A. belongs or any entity as Adecoagro may deem fit (including up stream or cross stream), take any controlling, management, administrative and/or supervisory measures and carry out any operation which it may deem useful in the accomplishment and development of its purposes.
     Finally, Adecoagro can perform all commercial, technical and financial or other operations, connected directly or indirectly in all areas in order to facilitate the accomplishment of its purpose.
Share Capital
     Our issued share capital amounts to $180,103,833, represented by 120,069,222 shares with a nominal value of $1.50 each. All issued shares are fully paid up.
     There are 120,069,222 common shares outstanding.

     We have an authorized unissued share capital of $3,000,000,000, including the currently issued share capital of $$180,103,833, and are authorized to issue up to 2,000,000,000 shares of a nominal value of $1.50 each (taking into account the 120,069,222 shares already issued) out of such authorized share capital. Our authorized unissued share capital is $2,819,896,167.
     Our articles of incorporation authorize the board of directors to issue shares within the limits of the authorized un-issued share capital at such times and on such terms as the board or its delegates may decide for a period commencing on January 10, 2011 and ending on the date five years after the date that the minutes of the shareholders’ meeting approving such authorization have been published in the Luxembourg official gazette (unless it is extended, amended or renewed and we currently intend to seek renewals and/or extensions as required from time to time). Accordingly, the board may issue up to 1,879,930,778 shares until the latter date against contributions in cash, contributions in kind or by way of incorporation of available reserves at such times and on such terms and conditions, including the issue price, as the board of directors or its delegate(s) may in its or their discretion resolve and the general meeting of shareholders dated January 10, 2011 has waived and has authorized the board of directors to waive, suppress or limit, any pre-emptive subscription rights of shareholders provided for by law to the extent it deems such waiver, suppression or limitation advisable for any issue or issues of shares within the authorized share capital.
     Our authorized share capital is determined (and may be increased, reduced or extended) by our articles of incorporation, as amended from time to time, by the decision of our shareholders at an extraordinary general shareholders’ meeting with the necessary quorum and majority provided for the amendment of our articles of incorporation. See “—Amendment to the Articles of Incorporation” and "—General Meeting of Shareholders”.
     Under Luxembourg law, existing shareholders benefit from a preemptive subscription right on the issuance of shares for cash consideration. However, our shareholders have, in accordance with Luxembourg law, authorized the board to suppress, waive or limit any preemptive subscription rights of shareholders provided by law to the extent the board deems such suppression, waiver or limitation advisable for any issuance or issuances of shares within the scope of our authorized unissued share capital. Such shares may be issued above, at or below market value (down to zero) as well as by way of incorporation of available reserves and premium for a period ending on the fifth anniversary of the date of the publication of the notarial deed recording the minutes of the extraordinary general shareholders’ meeting of January 10, 2011 in the Luxembourg official gazette.
Form and Transfer of shares
     Our shares are issued in registered form only and are freely transferable. Luxembourg law does not impose any limitations on the rights of Luxembourg or non-Luxembourg residents to hold or vote our shares.
     Under Luxembourg law, the ownership of registered shares is evidenced by the inscription of the name of the shareholder, the number of shares held by him or her in the register of shares held at the registered office of the Company. Each transfer of shares in the share register shall be effected by written declaration of transfer to be recorded in the register of shares, such declaration to be dated and signed by the transferor and the transferee, or by their duly appointed agents. We may accept and enter into its share register any transfer effected pursuant to an agreement or agreements between the transferor and the transferee, true and complete copies of which have been delivered to us.
     We may appoint registrars in different jurisdictions, each of whom may maintain a separate register for the shares entered in such register. We have appointed Bank of New York Mellon (operating with the service name BNY Mellon Shareowner Services) as our New York registrar and transfer agent, and all shares and shareholders have been transferred from the register held at our registered office to the register held on our behalf by Bank of New York Mellon (operating with the service name BNY Mellon Shareowner Services) as our registrar and transfer agent. The holders of our shares may elect to be entered in one of the registers and to be transferred from time to time from one register to another register provided that our board of directors may however impose transfer restrictions for shares that are registered, listed, quoted, dealt in, or have been placed in certain jurisdictions in compliance with the requirements applicable therein. The transfer to the register kept at the Company’s registered office may always be requested by a shareholder.
     In addition, our articles of incorporation provide that our shares may be held through a securities settlement system or a professional depository of securities. Shares held in such manner have the same rights and obligations as shares recorded in our shareholder register(s) (subject to complying with certain formalities). Shares held through a securities settlement system or a professional depository of securities may be transferred in accordance with customary procedures for the transfer of securities in book-entry form.
Issuance of Shares
     Pursuant to Luxembourg law of August 10, 1915 on commercial companies, the issuance of shares in Adecoagro requires the approval by the general meeting of shareholders at the quorum and majority provided for the amendment of our articles of incorporation. See “—Amendment to the Articles of Incorporation” and “—General Meeting of Shareholders”. The general meeting of shareholders may however approve an authorized unissued share capital and authorize the board of directors to issue shares up to the maximum amount of such authorized unissued share capital for a maximum period of five years from the date of publication in the Luxembourg official gazette of the minutes of the relevant general meeting. The general meeting may amend, renew or extend such authorized share capital and authorization to the board of directors to issue shares.
     We have currently an authorized share capital of $3,000,000,000, including the currently issued share capital of $180,103,833, and are authorized to issue up to 2,000,000,000 shares of a nominal value of $1.50 each (taking into account the 210,069,222 shares already issued) out of such authorized share capital. The authorized un-issued share capital will be $2,819,896,167. Our board has been authorized to issue shares within the limits of the authorized un-issued share capital at such times and on such terms as the board or its delegates may decide for a period commencing on January 10, 2011 and ending on the date five years after the date that the minutes of the shareholders’ meeting approving such authorization have been published in the Luxembourg official gazette (unless it is extended, amended or renewed). Accordingly, the board may issue up to 1,879,930,778 shares until the latter date against contributions in cash, contributions in kind or by way of incorporation of available reserves at such times and on such terms and conditions, including the issue price, as the board of directors or its delegate(s) may in its or their discretion resolve while waiving, suppressing or limiting, any pre-emptive subscription rights of shareholders provided for by law to the extent it deems such waiver, suppression or limitation advisable for any issue or issues of shares within the authorized share capital.
     Our articles provide that no fractional shares may be issued.
     Our shares have no conversion rights and there are no redemption or sinking fund provisions applicable to our common shares
Preemptive Rights
     Unless limited or cancelled by the board of directors as described above, holders of our shares have a pro rata preemptive right to subscribe for any new shares issued for cash consideration. Our articles, effective on January 10, 2011, provide that preemptive rights can be waived, suppressed or limited by the board of directors for a period ending on the fifth anniversary of the date of publication of the notarial deed recording the minutes of the extraordinary general shareholders’ meeting of January 10, 2011 in the Luxembourg official gazette, in the event of an increase of the issued share capital by the board of directors within the limits of the authorized un-issued share capital.

Repurchase of Shares
     We cannot subscribe for our own shares.
     We may, however, repurchase issued shares or have another person repurchase issued shares for our account, subject to the following conditions:
•	the prior authorization of the general meeting of shareholders (at the quorum and majority for ordinary resolutions), which authorization sets forth the terms and conditions of the proposed repurchase and in particular the maximum number of shares to be repurchased, the duration of the period for which the authorization is given (which may not exceed five years) and, in the case of repurchase for consideration, the minimum and maximum consideration per share, must have been obtained;

•	the repurchase may not reduce our net assets on a non-consolidated basis to a level below the aggregate of the issued share capital and the reserves that we must maintain pursuant to Luxembourg law or its articles of incorporation; and

•	only fully paid up shares may be repurchased.
     The general meeting of shareholders has authorized that the Company, and/or any wholly-owned subsidiary (and/or any person acting on their behalf), may purchase, acquire, receive or hold shares in the Company under article 49-2 of the Luxembourg law of August 10, 1915, from time to time up to 20% of the issued share capital, on the following terms and on such terms as referred to below and as shall further be determined by the board of directors of the Company, such authorization to be valid (subject to renewal) for a period of five years from January 10, 2011.
     Acquisitions may be made in any manner including without limitation, by tender or other offer(s), buy back program(s), over the stock exchange or in privately negotiated transactions or in any other manner as determined by the board of directors (including derivative transactions or transactions having the same or similar economic effect than an acquisition).
     In the case of acquisitions for value:
     (i) in the case of acquisitions other than in the circumstances set forth under (ii), for a net purchase price being (x) no less than fifty per cent of the lowest stock price and (y) no more than fifty per cent above the highest stock price, in each case being the closing price, as reported by the New York City edition of the Wall Street Journal, or, if not reported therein, any other authoritative source to be selected by the board of directors of the Company (hereafter, the closing price), over the ten (10) trading days preceding the date of the purchase (or as the case may be the date of the commitment to the transaction);
     (ii) in case of a tender offer (or if deemed appropriate by the board of directors, a buy back program),
     a. in case of a formal offer being published, for a set net purchase price or a purchase price range, each time within the following parameters: no less than fifty per cent of the lowest stock price and (y) no more than fifty per cent above the highest stock price, in each case being the closing price over the ten (10) trading days preceding the publication date, provided however that if the stock exchange price during the offer period fluctuates by more than 10%, the board of directors may adjust the offer price or range to such fluctuations;
     b. in case a public request for sell offers is made, a price range may be set (and revised by the board of directors as deemed appropriate) provided that acquisitions may be made at a price which is no less than fifty per cent of the lowest stock price and (y) no more than fifty per cent above the highest stock price, in each case being the closing price over a period determined by the board of directors provided that such period may not start more than five (5) trading days before the sell offer start date of the relevant offer and may not end after the last day of the relevant sell offer period.

     In addition, pursuant to Luxembourg law the board of directors may repurchase shares without the prior approval of the general meeting of shareholders if necessary to prevent serious and imminent harm to us or if the acquisition of shares has been made in view of the distribution thereof to the employees.
Capital Reduction
     The articles of incorporation provide that the issued share capital may be reduced, subject to the approval by the general meeting of shareholders at the quorum and majority provided for the amendment of our articles of incorporation. See “—Amendment to the Articles of Incorporation” and “—General Meeting of Shareholders”.
General Meeting of Shareholders
     In accordance with Luxembourg law and our articles of incorporation, any regularly constituted general meeting of shareholders of Adecoagro represents the entire body of shareholders of the Company. It shall have the broadest powers to order, carry out or ratify acts relating to the operations of the Company.
     The annual general meeting of shareholders of Adecoagro is held at 4:00pm (Luxembourg time) on the third Wednesday of April of each year in Luxembourg. If that day is a legal or banking holiday, the meeting will be held on the immediately preceding banking day. Other general meetings of shareholders may be convened at any time.
     Each of our shares entitles the holder thereof to attend our general meeting of shareholders, either in person or by proxy, to address the general meeting of shareholders, and to exercise voting rights, subject to the provisions of our articles of incorporation. Each share entitles the holder to one vote at a general meeting of shareholders. There is no minimum shareholding required to be able to attend or vote at a general meeting of shareholders.
     A shareholder may act at any general meeting of shareholders by appointing another person (who need not be a shareholder) as his proxy, which proxy shall be in writing and comply with such requirements as determined by our board with respect to the attendance to the general meeting, and proxy forms in order to enable shareholders to exercise their right to vote. All proxies must be received by us (or our agents) no later than the day preceding the fifth (5th) working day before the date of the general meeting except if our board of directors decides to change such time frame.
     Our articles of incorporation provide that in the case of shares held through the operator of a securities settlement system or depository, a holder of such shares wishing to attend a general meeting of shareholders must receive from such operator or depository a certificate certifying the number of shares recorded in the relevant account on the blocking date and certifying that the shares in the account shall be blocked until the close of the general meeting. Such certificates should be submitted to us no later than the day preceding the fifth working day before the date of the general meeting unless our board fixes a different period.
     Our board of directors may determine a date preceding a general meeting as the record date for admission to such general meeting. When convening a general meeting of shareholders, we will publish two notices (which must be published at least eight days apart and in the case of the second notice, eight days before the meeting) in the Mémorial, Recueil des Sociétés et Association, and in a Luxembourg newspaper and in the case the shares of the Company are listed on a regulated market, in accordance with the publicity requirements of such regulated market applicable to the Company. If all of the shareholders are present or represented at a general meeting of shareholders, the general meeting may be held without prior notice or publication. These convening notices must contain the agenda of the meeting and set out the conditions for attendance and representation at the meeting.
     All materials relating to a general meeting of shareholders (including the notice) will be available at the website of Adecoagro at www.adecoagro.com and will be filed with the SEC on Form 6-K. The information on our website is not incorporated by reference in, and does not constitute a part of, this annual report.
     Luxembourg law provides that the board of directors is obliged to convene a general meeting of shareholders if shareholders representing, in the aggregate, 10% of the issued share capital so require in writing with an indication of the agenda. In such case, the general meeting of shareholders must be held within one month of the request. If the requested general meeting of shareholders is not held within one month, shareholders representing, in the aggregate, 10% of the issued share capital, may petition the competent president of the district court in Luxembourg to have a court appointee convene the meeting. Luxembourg law provides that shareholders representing, in the aggregate, 10% of the issued share capital may request that additional items be added to the agenda of a general meeting of shareholders. That request must be made by registered mail sent to the registered office at least five days before the holding of the general meeting of shareholders.
Voting Rights
     Each share of our shares entitles the holder thereof to one vote at a general meeting of shareholders.
     Luxembourg law distinguishes between “ordinary” general meetings of shareholders and “extraordinary” general meetings of shareholders.
     Extraordinary general meetings of shareholders are convened to resolve in particular upon an amendment to the articles of incorporation and certain other limited matters described below and are subject to the quorum and majority requirements described below. All other general meetings of shareholders are ordinary general meetings of shareholders.
     Ordinary General Meetings of Shareholders. At an ordinary general meeting of shareholders there is no quorum requirement, and resolutions are adopted by a simple majority of the votes validly cast, irrespective of the number of shares present or represented. Abstentions are not considered “votes”.
     Extraordinary General Meetings of Shareholders. An extraordinary general meeting of shareholders convened for the purpose of in particular (a) an increase or decrease of the authorized or issued share capital, (b) a limitation or exclusion of preemptive rights, (c) approving a legal merger or de-merger of Adecoagro, (d) dissolution of the Company or (e) except as described immediately below, an amendment of the articles of incorporation must have a quorum of at least 50% of our issued share capital except in limited circumstances provided for by Luxembourg law. If such quorum is not reached, the extraordinary general meeting of shareholders may be reconvened, pursuant to appropriate notification procedures, at a later date with no quorum requirement applying.
     Irrespective of whether the proposed actions described in the preceding paragraph will be subject to a vote at the first or a subsequent extraordinary general meeting of shareholders, such actions are subject to the approval of at least two-thirds of the votes validly cast at such extraordinary general meeting of shareholders (except in limited circumstances provided for by Luxembourg law). Abstentions are not considered “votes”.
     Appointment and Removal of Directors. Members of the board of directors may be elected by simple majority of the votes validly cast at any general meeting of shareholders. Under the articles of incorporation, all directors are elected for a period of up to three years with such possible extension as provided therein provided however the directors shall be elected on a staggered basis, with one third (1/3) of the directors being elected each year and provided further that such three year term may be exceeded by a period up to the annual general meeting held following the third anniversary of the appointment. Any director may be removed with or without cause by a simple majority vote at any general meeting of shareholders. The articles of incorporation provide that in case of a vacancy the board of directors may co-opt a director.

     Neither Luxembourg law nor our articles of incorporation contain any restrictions as to the voting of our shares by non-Luxembourg residents.
Amendment to the Articles of Incorporation
     Luxembourg law requires an extraordinary general meeting of shareholders to resolve upon an amendment to the articles of incorporation. The agenda of the extraordinary general meeting of shareholders must indicate the proposed amendments to the articles of incorporation.
     An extraordinary general meeting of shareholders convened for the purpose of amending the articles of incorporation must have a quorum of at least 50% of our issued share capital. If such quorum is not reached, the extraordinary general meeting of shareholders may be reconvened at a later date with no quorum according to the appropriate notification procedures. Irrespective of whether the proposed amendment will be subject to a vote at the first or a subsequent extraordinary general meeting of shareholders, the amendment is subject to the approval of at least two-thirds of the votes cast at such extraordinary general meeting of shareholders.
     Any resolutions to amend the articles of incorporation must be taken before a Luxembourg notary and such amendments must be published in accordance with Luxembourg law.
Merger and Division
     A merger by absorption whereby a Luxembourg company, after its dissolution without liquidation transfers to another company all of its assets and liabilities in exchange for the issuance to the shareholders of the company being acquired of shares in the acquiring company, or a merger effected by transfer of assets to a newly incorporated company, must, in principle, be approved by an extraordinary general meeting of shareholders of the Luxembourg company to be held before a notary. Similarly the de-merger of a Luxembourg company is generally subject to the approval by an extraordinary general meeting of shareholders.
Liquidation
     In the event of the liquidation, dissolution or winding-up of Adecoagro, the assets remaining after allowing for the payment of all liabilities will be paid out to the shareholders pro rata to their respective shareholdings. The decision to voluntarily liquidate, dissolve or wind-up require the approval by an extraordinary general meeting of shareholders of the Company to be held before a notary.
No Appraisal Rights
     Neither Luxembourg law nor our articles of incorporation provide for any appraisal rights of dissenting shareholders.
Distributions
     Subject to Luxembourg law, each share is entitled to participate equally in distributions if and when if declared by the general meeting of shareholders out of funds legally available for such purposes. Pursuant to the articles of incorporation, the general meeting of shareholders may approve distributions and the board of directors may declare interim distribution, to the extent permitted by Luxembourg law.
     Declared and unpaid distributions held by us for the account of the shareholders shall not bear interest. Under Luxembourg law, claims for unpaid distributions will lapse in our favor five years after the date such distribution has been declared.

Annual Accounts
     Each year the board of directors must prepare annual accounts, that is, an inventory of the assets and liabilities of Adecoagro together with a balance sheet and a profit and loss account. The board of directors must also prepare, each year, consolidated accounts and management reports on the annual accounts and consolidated accounts. The annual accounts, the consolidated accounts, the management report and the auditor’s reports must be available for inspection by shareholders at the registered office of Adecoagro at least 15 calendar days prior to the date of the annual general meeting of shareholders.
     The annual accounts and the consolidated accounts, after approval by the annual general meeting of shareholders, will need to be filed with the Luxembourg registry of trade and companies within seven months of the close of the financial year.
Information Rights
     Luxembourg law gives shareholders limited rights to inspect certain corporate records 15 calendar days prior to the date of the annual general meeting of shareholders, including the annual accounts with the list of directors and auditors, the consolidated accounts, the notes to the annual accounts and the consolidated accounts, a list of shareholders whose shares are not fully paid-up, the management reports and the auditor’s report.
     The annual accounts, the consolidated accounts, the auditor’s reports and the management reports are made available to registered shareholders at the same time as the convening notice for the annual general meeting of shareholders is sent. In addition, any registered shareholder is entitled to receive a copy of these documents free of charge 15 calendar days prior to the date of the annual general meeting of shareholders upon request.
     Under Luxembourg law, it is generally accepted that a shareholder has the right to receive responses to questions concerning items on the agenda for a general meeting of shareholders, if such responses are necessary or useful for a shareholder to make an informed decision concerning such agenda item, unless a response to such questions could be detrimental to our interests.
Board of Directors
     The management of Adecoagro is vested in a board of directors. Our articles of incorporation provide that the board must comprise at least three members and no more than eleven members. The number of directors is determined and the directors are appointed at the general meeting of shareholders (except in case of a vacancy in the office of a director because of death, retirement, resignation, dismissal, removal or otherwise, the remaining directors may fill such vacancy and appoint a successor in accordance with applicable Luxembourg law).
     The directors are appointed for a period of up to three years; provided however the directors shall be elected on a staggered basis, with one-third of the directors being elected each year and provided further that such three year term may be exceeded by a period up to the annual general meeting held following the third anniversary of the appointment. Directors may be removed with or without cause (ad nutum) by the general meeting of shareholders by a simple majority of votes cast at a general meeting of shareholders. The directors shall be eligible for re-election indefinitely. The general shareholders’ meeting may dismiss one or more directors at any time, with or without cause by a resolution passed by simple majority vote, irrespective of the number of shares present at such general shareholders’ meeting.
     Currently our board has 9 members (see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Board of Directors”). The board meets as often as required by our interests.
     A majority of the members of the board in office (and able to vote) present or represented at a board meeting constitutes a quorum, and resolutions are adopted by the simple majority vote of the board members present or represented (and able to vote). The board may also take decisions by means of resolutions in writing signed by all directors.

     Our board may delegate the daily management of the business of Adecoagro, as well as the power to represent Adecoagro in its day to day business, to individual directors or other officers or agents of the Company (with power to sub-delegate). In addition the board of directors may delegate the daily management of the business of Adecoagro, as well as the power to represent Adecoagro in its day to day business to an executive or other committee as it deems fit. The board of directors shall determine the conditions of appointment and dismissal as well as the remuneration and powers of any person or persons so appointed.
     Currently the board of directors has appointed the officers listed under “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.”
     The board of directors may (but shall not be obliged to unless required by law) establish one or more committees (including without limitation an audit committee, a risk and commercial committee, a strategy committee and a compensation committee) and for which it shall, if one or more of such committees are set up, appoint the members (who may be but do not need to be board members), determine the purpose, powers and authorities as well as the procedures and such other rules as may be applicable thereto (subject as to the audit committee as set forth therein).
     Currently our board has set up an audit committee. See “Item 6. Directors, Senior Management and Employees—C. Board Practices.” Our board has set up a compensation committee. See “Item 6. Directors, Senior Management and Employees—C. Board Practices.” Our board has set up a risk and commercial committee. See “Item 6. Directors, Senior Management and Employees—C. Board Practices.” Our board has set up a strategy committee. See “Item 6. Directors, Senior Management and Employees—C. Board Practices.”
     No director shall, solely as a result of being a director, be prevented from contracting with us, either with regard to his tenure of any office or place of profit or as vendor, purchaser or in any other manner whatsoever, nor shall any contract in which any director is in any way interested be liable to be avoided, in account of his position as director nor shall any director who is so interested be liable to account for us or the shareholders for any remuneration, profit or other benefit realized by the contract by reason of the director holding that office or of the fiduciary relationship thereby established.
     Any director having an interest in a transaction submitted for approval to the board conflicting with our interest shall be obliged to advise the board thereof and to cause a record of his statement to be included in the minutes of the meeting. He may not take part in these deliberations nor in the vote of the resolution. At the next following general meeting, before any other resolution is put to vote, a special report shall be made on any transactions in which any of the directors may have had an interest conflicting with our interest.
     No shareholding qualification for directors is required.
     Directors and other officers, past and present, are entitled to indemnification from us to the fullest extent permitted by law against liability and all expenses reasonably incurred by him in connection with any claim, action, suit or proceeding in which he is involved by virtue of his being or having been a director. We may purchase and maintain for any director or other officer insurance against any such liability.
     No indemnification shall be provided against any liability to us or our shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office. No indemnification will be provided in the event of a settlement (unless approved by a court or the board), nor will indemnification be provided in defending proceedings (criminal) in which that director or officer is convicted of an offense.

   Transfer Agent and Registrar
     The transfer agent and registrar for our common shares is Bank of New York Mellon (operating with the service name BNY Mellon Shareowner Services) and all shares and shareholders have been transferred from the register held at our registered office to the register held on our behalf by Bank of New York Mellon (operating with the service name BNY Mellon Shareowner Services) as our registrar and transfer agent. The holders of our shares may elect to be entered in one of the registers and to be transferred from time to time from one register to another register provided that our board of directors may however impose transfer restrictions for shares that are registered, listed, quoted, dealt in, or have been placed in certain jurisdictions in compliance with the requirements applicable therein. The transfer to the register kept at the Company’s registered office may always be requested by a shareholder.
     C. MATERIAL CONTRACTS
See “Item 4. Information on the Company—B. Business Overview.”
     D. EXCHANGE CONTROLS
   Foreign Exchange Controls
     In 1991, the Argentine Convertibility Law established a fixed exchange rate according to which the Argentine Central Bank was statutorily obliged to sell U.S. dollars to any individual at a fixed exchange rate of Ps.1.00 per $1.00. In 2001 Argentina experienced a period of severe political, economic and social crisis, and on January 6, 2002, the Argentine congress enacted the Public Emergency Law abandoning more than ten years of fixed Peso-U.S. dollar parity. After devaluing the Peso and setting the official exchange rate at Ps.1.40 per $1.00, on February 11, 2002, the Argentine government allowed the Peso to float. The shortage of U.S. dollars and their heightened demand caused the Peso to further devaluate significantly in the first half of 2002. The Argentine Central Bank may indirectly affect this market through its active participation. Due to the deterioration of the economic and financial situation in Argentina during 2001 and 2002, in addition to the abandonment of the Peso-U.S. dollar parity, the Argentine government established a number of monetary and currency exchange control measures, including a partial freeze on bank deposits, the suspension on payments of its sovereign foreign debt, restrictions on the transfer of funds out of, or into, Argentina, and the creation of the Single Free Foreign Exchange Market (“Mercado Único y Libre de Cambios”, or the “FX Market”) through which all purchases and sales of foreign currency must be made. Since 2003, these restrictions have been progressively eased to some extent, yet the following restrictions that could affect our Argentine operations still remain in effect:
     (1) Argentine entities have access to the FX Market for the purchase of foreign currency and its transfer abroad for, among other things:
     (a) Making portfolio investments (“atesoramiento”) of up to $2.0 million per calendar month, provided that the Argentine entity is in compliance with the foreign debt information regime set forth in Communication “A” 3,602 of the Argentine Central Bank (the “Foreign Debt Information Regime”), an information regime where by debtors must inform the Argentine Central Bank of any foreign indebtedness incurred. Recent regulations, however, have restricted the possibility of certain financial trusts, among others, to access the FX Market without prior authorization from the Argentine Central Bank;
     (b) Making payments of principal on foreign financial indebtedness at maturity or less than 30 days in advance of the stated maturity to the extent that the proceeds of the foreign indebtedness have remained in Argentina at least during the Waiting Period (as defined below) or to make partial or full payments more than 30 days in advance of the stated maturity, provided that (i) if the payment is not made as part of a debt restructuring process, the amount in foreign currency to be prepaid shall not exceed the present value of the portion of the debt being prepaid or the prepayment shall be fully offset with new external financing, the present value of which shall not exceed the value of the debt being prepaid, and (ii) if the prepayment is made as part of a restructuring process with foreign creditors, the terms and conditions of the new financing and the corresponding prepayment must not result in an increase in the present value of the debt so refinanced. In all cases, the foreign debt to be repaid must have been disclosed under the Foreign Debt Information Regime;
     (c) Making payments of interest on foreign indebtedness on the stated interest payment date or less than 15 days prior to such stated interest payment date, provided that the foreign debt has been disclosed under the Foreign Debt Information Regime and that the interest to be paid accrued starting either (i) on the date the proceeds received from foreign indebtedness were sold in the FX Market or (ii) on the date of disbursement of funds, provided that the foreign debt has been disclosed under the Foreign Debt Information Regime and that those funds were credited in accounts of correspondent banks that are authorized to sell foreign exchange proceeds in the FX Market within 2 days of disbursement thereof;
     (d) Making payments for services rendered by foreign residents;
     (e) Making payments for imported goods, on demand or in advance, provided that certain requirements are met (e.g., nationalization of the imported goods within certain specific terms and filing of the import documentation with the financial entity); and
     (f) Making payments of corporate profits and dividends to non-Argentine-resident shareholders, provided that the distribution of dividends is approved on the basis of audited financial statements issued by the Argentine entity and certified by external auditors;
     (2) Argentine entities are required to transfer into Argentina and sell for Pesos through the FX Market, among others, the proceeds from foreign financial indebtedness and from foreign indebtedness qualifying as pre-export financing under the rules of the Argentine Central Bank (the “Pre-Export Financings”);
     (3) Argentine entities are required to transfer into Argentina and sell for Pesos in the FX Market all foreign currency proceeds from exports of goods (except those that are applied to the repayment of Pre-Export Financings) and services within the certain times established by the Argentine Central Bank;
     (4) No payments on new foreign financial indebtedness (other than debt securities issued under a primary public offering and listed in self-regulated markets, Pre-Export Financings, and indebtedness with multilateral and bilateral credit institutions and official credit agencies granted to Argentine residents directly through related agencies) or their renewals or extensions can be made by any means before a 365-day term has elapsed from the date on which the proceeds of the new foreign indebtedness have been transferred into Argentina and converted into Pesos through the FX Market, or from the date of their renewal or extension (the “Waiting Period”) unless the transaction qualifies for an exemption;
     (5) Upon their transfer into Argentina and sale for Pesos through the FX Market, the proceeds of foreign financial indebtedness are subject to the placement of a mandatory, non-interest bearing and non- transferrable bank deposit in U.S. dollars with an Argentine financial entity in an amount equal to 30% of the aggregate amount of such proceeds so transferred for a term of 365 days (the “Mandatory Deposit”). The Mandatory Deposit shall be applicable to the following transactions, among others: (i) incurrence of foreign indebtedness; (ii) offerings involving primary or secondary offerings of capital stock or debt securities issued by companies domiciled in Argentina which are not listed on self-regulated markets, to the extent they do not constitute direct investments (i.e., less than 10% of capital stock); (iii) non- residents’ portfolio investments made for the purpose of holding Argentine currency and assets and liabilities in the financial and non-financial private sector in excess of $5,000 per calendar month, to the extent that such investments are not the result of primary subscriptions of debt securities issued pursuant to a public offering and listed in self-regulated markets and/or primary subscriptions of capital stock of companies domiciled in Argentina issued pursuant to a public offering and listed in self regulated markets; (iv) non-residents’ portfolio investments made for the purpose of purchasing any right in securities in the secondary market issued by the public sector; (v) non-residents’ portfolio investments made for the purpose of purchasing primary offers of Central Bank securities issued in primary offerings; (vi) inflows of funds to the Argentine foreign exchange market derived from the sale of foreign portfolio investments of Argentine residents within the private sector in an amount in excess of $2.0 million per calendar month; and (vii) any inflow of funds to the Argentine foreign exchange market made for the purpose of primary offers of bonds and other securities issued by a trust, whether or not issued pursuant to a public offering and whether or not they are listed in self-regulated markets, to the extent that the funds to be used for the purchase of any of the underlying assets would be subject to the non-interest bearing deposit requirement.
     The following transactions are exempted from the application of the Mandatory Deposit, among others: (i) primary or secondary offerings of debt securities or stock issued pursuant to a public offering and listed on a self-regulated market; (ii) foreign currency denominated loans granted by a local financial entity under certain conditions; (iii) indebtedness with multilateral and bilateral credit institutions and official credit agencies; (iv) the proceeds of foreign financial indebtedness; provided that (a) the proceeds from the exchange settlement, net of taxes and expenses, are used to purchase foreign currency in order to pay principal on foreign debt and/or to invest in long term foreign assets; or (b) the loan has a minimum average life of not less than two years, including payments of principal and interest, and to the extent the proceeds of such loan are applied to make investments which are then registered among other capitalized cost categories as “property, plant and equipment” (bienes de uso), “research/exploration costs” (gastos de investigation, prospección y exploration) or “intangible assets” (activos intangibles) as part of the relevant debtor’s balance sheet or “inventory” (bienes de cambio); and (v) foreign trade financings; and
     (6) Transfer into Argentina and sale for Pesos through the FX Market of foreign investments of Argentine entities is subject to the Mandatory Deposit on the amounts exceeding $2.0 million per calendar month.]
     E. TAXATION
Material Luxembourg Tax Considerations for Holders of Shares
     The following is a summary discussion of certain Luxembourg tax considerations of the acquisition, ownership and disposition of your shares that may be applicable to you if you acquire our shares. This does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any of the Company’s common shares, and does not purport to include tax considerations that arise from rules of general application or that are generally assumed to be known to holders. This discussion is not a complete analysis or listing of all of the possible tax consequences of such transactions and does not address all tax considerations that might be relevant to particular holders in light of their personal circumstances or to persons that are subject to special tax rules.
     It is not intended to be, nor should it be construed to be, legal or tax advice. This discussion is based on Luxembourg laws and regulations as they stand on the date of this annual report and is subject to any change in law or regulations or changes in interpretation or application thereof (and which may possibly have a retroactive effect). Prospective investors should therefore consult their own professional advisers as to the effects of state, local or foreign laws and regulations, including Luxembourg tax law and regulations, to which they may be subject.
     As used herein, a “Luxembourg individual” means an individual resident in Luxembourg who is subject to personal income tax (impôt sur le revenu) on his or her worldwide income from Luxembourg or foreign sources, and a “Luxembourg corporate holder” means a company (that is, a fully taxable entity within the meaning of Article 159 of the Luxembourg Income Tax Law) resident in Luxembourg subject to corporate income tax (impôt sur le revenu des collectivités) on its worldwide income from Luxembourg or foreign sources. For purposes of this summary, Luxembourg individuals and Luxembourg corporate holders are collectively referred to as “Luxembourg Holders”. A “non-Luxembourg Holder” means any investor in shares of Adecoagro other than a Luxembourg Holder.

     Tax regime applicable to realized capital gains
     Luxembourg Holders
     Luxembourg resident individual holders
     Capital gains realized by Luxembourg resident individuals who do not hold their shares as part of a commercial or industrial business and who hold no more than 10% of the share capital of the Company will only be taxable if they are realized on a sale of shares that takes place before their acquisition or within the first six months following their acquisition.
     If such shares are held as part of a commercial or industrial business, capital gains would be taxable in the same manner as income from such business.
     For Luxembourg resident individuals holding (together with his/her spouse or civil partner and underage children) directly or indirectly more than 10% of the capital of Adecoagro, capital gains will be taxable, regardless of the holding period. In case of a sale of shares after six months following their acquisition, a more favorable tax rate will apply.
     Luxembourg resident corporate holders
     Capital gains realized upon the disposal of shares by a fully taxable resident corporate holder will in principle be subject to corporate income tax and municipal business tax. The combined applicable rate (including an unemployment fund contribution) is 28.59% for the fiscal year ending 2010 for a corporate holder established in Luxembourg-City. An exemption from such taxes may be available to the holder pursuant to article 166 of the Luxembourg Income Tax Law subject to the fulfillment of the conditions set forth therein. The scope of the capital gains exemption can be limited in the cases provided by the Grand Ducal Decree of December 21,2001.
     Non-Luxembourg Holders
     An individual who is a non-Luxembourg Holder of shares (and who does not have a permanent establishment, a permanent representative or a fixed place of business in Luxembourg) will only be subject to Luxembourg taxation on capital gains arising upon disposal of such shares if such holder has (together with his or her spouse and underage children) directly or indirectly held more than 10% of the capital of Adecoagro at any time during the past five years, and either (i) such holder has been a resident of Luxembourg for tax purposes for at least 15 years and has become a non-resident within the last five years preceding the realization of the gain, subject to any applicable tax treaty, or (ii) the disposal of shares occurs within six months from their acquisition (or prior to their actual acquisition), subject to any applicable tax treaty.
     A corporate non-Luxembourg Holder (that is, an entity within the meaning of Article 159 of the Luxembourg Income Tax Law), which has a permanent establishment, a permanent representative or a fixed place of business in Luxembourg to which shares are attributable, will bear corporate income tax and municipal business tax on a gain realized on a disposal of such shares as set forth above for a Luxembourg corporate holder. However, gains realized on the sale of the shares may benefit from the full exemption provided for by Article 166 of the Luxembourg Income Tax Law and by the Grand Ducal Decree of December 21, 2001 subject in each case to fulfillment of the conditions set out therein.
     A corporate non-Luxembourg Holder, which has no permanent establishment in Luxembourg to which the shares are attributable, will bear corporate income tax on a gain realized on a disposal of such shares under the same conditions applicable to an individual non-Luxembourg Holder, as set out above.

   Tax regime applicable to distributions
   Withholding tax
     Distributions imputed for tax purposes on newly accumulated profits are subject to a withholding tax of 15%. The rate of the withholding tax may be reduced pursuant to double tax avoidance treaty existing between Luxembourg and the country of residence of the relevant holder, subject to the fulfillment of the conditions set forth therein.
     No withholding tax applies if the distribution is made to (i) a Luxembourg resident corporate holder (that is, a fully taxable entity within the meaning of Article 159 of the Luxembourg Income Tax Law), (ii) an undertaking of collective character which is resident of a Member State of the European Union and is referred to by article 2 of the Council Directive of 23rd July, 1990 concerning the common fiscal regime applicable to parent and subsidiary companies of different member states (90/435/EEC), (iii) a corporation or a cooperative company resident in Norway, Iceland or Liechtenstein and subject to a tax comparable to corporate income tax as provided by the Luxembourg Income Tax Law, (iv) an undertaking with a collective character subject to a tax comparable to corporate income tax as provided by the Luxembourg Income Tax Law which is resident in a country that has concluded a tax treaty with Luxembourg, (v) a Luxembourg permanent establishment of one of the afore-mentioned categories and (vi) a corporation company resident in Switzerland which is subject to corporate income tax in Switzerland without benefiting from an exemption, provided that at the date of payment, the holder holds or commits to hold directly or through a tax transparent vehicle, during an uninterrupted period of at least twelve months, shares representing at least 10% of the share capital of Adecoagro or acquired for an acquisition price of at least EUR 1,200,000.
   Luxembourg Holders
     With the exception of a Luxembourg corporate holders benefitting from the exemption referred to above, Luxembourg individual holders, and Luxembourg corporate holders subject to Luxembourg corporation taxes, must include the distributions paid on the shares in their taxable income, 50% of the amount of such dividends being exempted from tax. The applicable withholding tax can, under certain conditions, entitle the relevant Luxembourg Holder to a tax credit.
   Net wealth tax
   Luxembourg Holders
     Luxembourg net wealth tax will not be levied on a Luxembourg Holder with respect to the shares held unless (i) the Luxembourg Holder is a legal entity subject to net wealth tax in Luxembourg; or (ii) the shares are attributable to an enterprise or part thereof which is carried on through a permanent establishment, a fixed place of business or a permanent representative in Luxembourg.
     Net wealth tax is levied annually at the rate of 0.5% on the net wealth of enterprises resident in Luxembourg, as determined for net wealth tax purposes. The shares may be exempt from net wealth tax subject to the conditions set forth by Paragraph 60 of the Law of October 16, 1934 on the valuation of assets (Bewertungsgesetz), as amended.
   Non-Luxembourg Holders
     Luxembourg net wealth tax will not be levied on a non-Luxembourg Holder with respect to the shares held unless the shares are attributable to an enterprise or part thereof which is carried on through a permanent establishment or a permanent representative in Luxembourg.
   Stamp and registration taxes
     No registration tax or stamp duty will be payable by a holder of shares in Luxembourg solely upon the disposal of shares by sale or exchange.

   Estate and gift taxes
     No estate or inheritance tax is levied on the transfer of shares upon the death of a holder of shares in cases where the deceased was not a resident of Luxembourg for inheritance tax purposes and no gift tax is levied upon a gift of shares if the gift is not passed before a Luxembourg notary or recorded in a deed registered in Luxembourg. Where a holder of shares is a resident of Luxembourg for tax purposes at the time of his death, the shares are included in its taxable estate for inheritance tax or estate tax purposes.
United States Federal Income Taxation of the Company
     Our business assets and properties are located, and all of our employees and executives are based outside the United States. Our business is directly conducted through operating companies organized under the laws of countries other than the United States. These non-U.S. operating companies are indirectly owned by IFH, a holding company which is a partnership for U.S. federal income tax purposes organized under the laws of Delaware. As a partnership that is not engaged in a trade or business within the United States within the meaning of section 864 of the Internal Revenue Code, IFH is not itself subject to U.S. federal net income taxes. We acquired approximately 98 percent of IFH prior to undertaking the IPO in exchange for our stock.
     Under rules to prevent expatriation of and by U.S. corporations and certain U.S. partnerships under Code section 7874(b), we would be treated as a U.S. domestic corporation if for this purpose (i) we were deemed to have acquired substantially all of the assets constituting the trade or business of a U.S. domestic partnership and (ii) former members of IFH were deemed to own at least 80% of our stock by reason of the transfer of those trade or business assets (ignoring stock issued in the IPO for purposes of the 80% threshold) and (iii) we were found not to conduct substantial business activities in Luxembourg. In that event, we would be subject to U.S. federal net income tax on our worldwide income and dividends we pay would be subject to U.S. federal withholding tax at a 30% rate (subject to reduction, to the extent the beneficial owner of the dividend is entitled to claim a reduced rate of withholding under an applicable income tax treaty).
     We believe that, and we obtained an opinion from our U.S. tax counsel in connection with the IPO to the effect that, the restructuring transactions executed prior to or in connection with the IPO should not be subject to section 7874(b). Accordingly, we do not believe that we will be subject to U.S. taxation on a net income basis nor do we anticipate paying dividends subject to U.S. federal withholding tax. However, the relevant rules are unclear in certain respects and there is limited guidance on the application of the rules to acquisitions of partnerships or partnership assets constituting a trade or business. Accordingly, we cannot assure you that the IRS will not seek to assert that we are a U.S. domestic corporation, which assertion if successful could materially increase our U.S. federal income tax liability. Prospective holders who are non-United States persons should also note that, in that event, we would be required to withhold tax from any dividends we pay to non-U.S. Holders (subject to any applicable income tax treaties applicable to those non-U.S. Holders).
     Shareholders are urged to consult their own tax advisors about the possible application of section 7874. The remainder of this discussion assumes that we are not treated as a U.S. corporation for U.S. federal income tax purposes.
Material U.S. Federal Income Tax Considerations for U.S. Holders
     The following is a discussion of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of our common shares. This discussion applies only to beneficial owners of common shares that are “U.S. Holders” (as defined below) and that hold our common shares as “capital assets” (generally, property held for investment). This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, (the “Code”), final, temporary and proposed Treasury regulations, administrative pronouncements and judicial decisions, all as currently in effect and all of which are subject to change (possibly with retroactive effect) and to differing interpretations.

     This discussion does not address all U.S. federal income tax considerations that may be relevant to a particular holder based on its particular circumstances, and you are urged to consult your own independent tax advisor regarding your specific tax situation. For example, the discussion does not address the tax considerations that may be relevant to U.S. Holders in special tax situations, such as:
•	insurance companies;
•	tax-exempt organizations;
•	brokers or dealers in securities or currencies and traders in securities that elect to mark to market;
•	certain financial institutions;
•	partnerships or other pass-through entities;
•	holders whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
•	U.S. expatriates;
•	holders that hold our common shares as part of a hedge, straddle or conversion or other integrated transaction; or
•	holders that own, directly, indirectly, or constructively, 10% or more of the total combined voting power of our common shares.
     This discussion does not address the alternative minimum tax consequences of holding common shares or the indirect consequences to holders of equity interests in partnerships or other entities that own our common shares. Moreover, this discussion does not address the state, local and foreign tax consequences of holding our common shares, or any aspect of U.S. federal tax law (such as the estate and gift tax or the Medicare tax on net investment income) other than U.S. federal income taxation.
     You are a “U.S. Holder” if you are a beneficial owner of our common shares and you are, for U.S. federal income tax purposes:
•	an individual who is a citizen or resident of the United States;
•	a corporation, or any other entity taxable as a corporation, created or organized in or under the laws of the United States or any State thereof, including the District of Columbia;
•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source;
•	a trust (a) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (b) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.
     If a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner of a partnership considering the purchase of our common shares should consult its own independent tax advisor.

     You should consult your own independent tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of purchasing, owning and disposing of our common shares in your particular circumstances.
   Passive Foreign Investment Company (“PFIC”) Rules
     U.S. Holders generally will be subject to a special, adverse tax regime that would differ in certain respects from the tax treatment described below if we are, or were to become, a PFIC for U.S. federal income tax purposes.
     In general, we will be a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder held our common shares, either (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value (determined on the basis of a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes, among other things, dividends, interest, royalties, rents, annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.
     Although the determination of whether a corporation is a PFIC is made annually, and thus may be subject to change, we do not believe that we were a PFIC for U.S. federal income tax purposes for our most recently completed taxable year, nor that we will be one for our current taxable year and we do not currently expect to become one in the foreseeable future. The remainder of this discussion assumes that we are not a PFIC for U.S. federal income tax purposes.
   Dividends
     Distributions with respect to our common shares will, to the extent made from our current or accumulated earnings and profits as determined under U.S. federal income tax principles, constitute dividends for U.S. federal income tax purposes. To the extent that any distribution exceeds the amount of our earnings and profits, it will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in the common shares, and thereafter as capital gain.
     We do not currently maintain calculations of our earnings and profits under U.S. federal income tax principles. Unless and until these calculations are made, distributions should be presumed to be taxable dividends for U.S. federal income tax purposes. As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.
     Cash dividends (including amounts withheld on account of foreign taxes) paid with respect to our common shares generally will be includible in the gross income of a U.S. Holder as ordinary income on the day on which the dividends are received by the U.S. Holder. Dividends with respect to our common shares will not be eligible for the dividends received deduction allowed to corporations.
     Certain non-corporate U.S. Holders, including individuals, may be entitled to preferential rates of taxation with respect to dividends received in taxable years beginning before January 1, 2013. Such preferential rates of taxation are available for dividends paid by qualified foreign corporations. A foreign corporation will be treated as a qualified foreign corporation with respect to dividends received from that corporation on common shares that are readily tradable on an established securities market in the United States. As our shares will be listed on the New York Stock Exchange, we believe dividends paid by us will be eligible for these preferential rates. There can, however, be no assurance that our common shares will be considered readily tradable on an established securities market in the future. A qualified foreign corporation also includes foreign corporations eligible for the benefits of certain income tax treaties with the United States. If, as we anticipate, we are eligible for the benefits of the income tax treaty between Luxembourg and the United States, dividends paid on our common shares would be eligible for preferential rates of taxation without regard to the trading status of our common shares.

     The amount of any cash dividend paid in foreign currency will equal the U.S. dollar value of the distribution, calculated by reference to the exchange rate in effect on the date the distribution is received, regardless of whether the payment is in fact converted to U.S. dollars at that time. A U.S. Holder should not recognize any foreign currency gain or loss in respect of such distribution if such foreign currency is converted into U.S. dollars on the date received. If the foreign currency is not converted into U.S. dollars on the date received, however, gain or loss may be recognized upon a subsequent sale or other disposition of the foreign currency. Such foreign currency gain or loss, if any, will be U.S.-source ordinary income or loss.
     Dividends received by most U.S. Holders will constitute foreign-source “passive category” income (“general category income” for certain U.S. Holders) for U.S. foreign tax credit purposes. Subject to limitations under U.S. federal income tax law concerning credits or deductions for foreign taxes and certain exceptions for short-term and hedged positions, a Luxembourg withholding tax imposed on dividends described above under “Material Luxembourg Tax Considerations for Holders of Shares—Tax regime applicable to distributions—Withholding tax” would be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or at a U.S. Holder’s election, may be deducted in computing taxable income if the U.S. Holder has elected to deduct all foreign income taxes for the taxable year). Special limitations on foreign tax credits apply to dividends subject to the preferential rate of taxation for qualified dividends. The rules with respect to foreign tax credits are complex and U.S. Holders are urged to consult their independent tax advisors regarding the availability of the foreign tax credit under their particular circumstances.
   Taxation of Capital Gains
     Gain or loss realized by a U.S. Holder on the sale, exchange or other taxable disposition of common shares will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized (including the gross amount of the proceeds before the deduction of any foreign tax) on the sale or other taxable disposition and such U.S. Holder’s adjusted tax basis in the common shares. Capital gains of certain non-corporate U.S. Holders, including individuals, derived with respect to capital assets held for more than one year generally are eligible for various reduced rates of taxation. The deductibility of capital losses is subject to limitations under the Code.
     Capital gain or loss, if any, realized by a U.S. Holder on the sale, exchange or other taxable disposition of a common share generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. Consequently, in the case of a disposition of a share that is subject to Luxembourg or other foreign income tax imposed on the gain, the U.S. Holder may not be able to benefit from the foreign tax credit for that foreign income tax (i.e., because the income or loss on the disposition would be U.S. source). Alternatively, the U.S. Holder may take a deduction for the foreign income tax if such holder does not take a credit for any foreign income tax during the taxable year.
   Backup Withholding and Information Reporting
     In general, dividends on common shares, and payments of the proceeds of a sale, exchange or other taxable disposition of common shares, paid within the U.S. or through certain U.S. related financial intermediaries to a U.S. Holder are subject to information reporting and may be subject to backup withholding unless the holder is an exempt recipient or, in the case of backup withholding, provides an accurate taxpayer identification number and certifies under penalty of perjury that the holder is a U.S. person and is not subject to backup withholding.
     Backup withholding is not an additional tax. Generally, you may obtain a refund of any amounts withheld under the backup withholding rules that exceed your U.S. federal income tax liability by timely filing a refund claim with the IRS. The amount of any backup withholding withheld from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

     Recently enacted legislation requires certain U.S. Holders to report to the IRS information with respect to their investment in certain “foreign financial assets,” including our common shares, not held through a custodial account with a U.S. financial institution. Investors who fail to report this required information could become subject to substantial penalties. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this new legislation on their investment in our common shares.
     F. DIVIDENDS AND PAYING AGENTS
Not applicable.
     G. STATEMENT BY EXPERTS
Not applicable.
     H. DOCUMENTS ON DISPLAY
     We are required to file annual and special reports and other information with the SEC. You may read and copy any documents filed by the Company at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a website at http://www.sec.gov which contains reports and other information regarding registrants that file electronically with the SEC.
     I. SUBSIDIARY INFORMATION
Not applicable.
Item 11. Quantitative and Qualitative Disclosures About Market Risk
     In the normal course of business, we are exposed to commodity price and interest rate risks, primarily related to our crop production activities and changes in exchange rates and interest rates. We manage our exposure to these risks through the use of various financial instruments, none of which are entered into for trading purposes. We have established policies and procedures governing the use of financial instruments, specifically as they relate to the type and volume of such financial instruments. Our use of financial derivative instruments is associated with our core business and is regulated by internal control policies. For further information on our market risks, please see Note 3 to our consolidated financial statements.
Item 12. Description of Securities Other than Equity Securities
     A. DEBT SECURITIES
Not applicable.
     B. WARRANTS AND RIGHTS
Not applicable.
     C. OTHER SECURITIES
Not applicable.
     D. AMERICAN DEPOSITORY SHARES
Not applicable.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
Not applicable.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.
Item 15. Controls and Procedures
Disclosure Controls and Procedures
     Our company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, of the effectiveness of our disclosure controls and procedures as of December 31, 2010. Based on this evaluation, our company’s Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective as of December 31, 2010.
Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm
     This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.
Changes in internal control over financial reporting
     During the period covered by this report, there has been no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Item 16A. Audit Committee Financial Expert
     Our audit committee consists of Mr. Plínio Musetti, Mr. Mark Schachter and Mr. Julio Moura Neto. Our board of directors has determined that Mr. Mark Schachter has the attributes of an “audit committee financial expert” and is independent within the meaning of this Item 16A and satisfies the financial literacy requirements of the NYSE.
Item 16B. Code of Ethics
     We have adopted a code of ethics and business conduct that applies to our directors, executive officers and all employees. The text of our code of ethics is posted on our web site at: www.adecoagro.com.
Item 16C. Principal Accountant Fees and Services
     The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PriceWaterhouse & Co. S.R.L. (“PwC”), Buenos Aires, Argentina, a member firm of PricewaterhouseCoopers, an independent registered accounting firm and our principal external auditors, for the periods indicated. Except as set forth below, we did not pay any other fees to our auditors during the periods indicated below.

	For the year ended
	December 31,
	(in thousands of $)
	2009	2010
Audit Fees (1)	619	705
Audit- Related Fees (2)	304	1,444
Total	923	2,149

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements.

(2)	“Audit-related fees” represents aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services, as well as in connection with audit related services for SEC or other regulatory filings, including the IPO.
Audit Committee Approval Policies and Procedures
     The Audit Committee has adopted pre-approval policies and procedures requiring that all audit and non-audit services performed by our independent auditors must be pre-approved by the Audit Committee. The Audit Committee annually reviews and pre-approves the services that may be provided by the independent auditors without obtaining specific pre-approval from the Audit Committee. Any service proposals submitted by external auditors that are not pre-approved services need to be discussed and approved by the Audit Committee during its meetings. Once the proposed service is approved, we or our subsidiaries formalize the engagement of services.
     The Audit Committee or its Chairman, or any member of the Audit Committee to whom such authority is delegated, may approve in advance any permitted audit or permited non-audit services and fees up to a predetermined amount. The Audit Committee is authorized to establish other policies and procedures for the pre-approval of such services and fees. The Audit Committee approved all of the non-audit services described above and determined that the provision of such services is compatible with maintaining the independence of PwC.
Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Not applicable.
Item 16F. Change in Registrant’s Certifying Accountant
     During the years ended December 31, 2009 and 2010 and through the date of this annual report, the principal independent accountant engaged to audit our financial statements, PwC, has not resigned, indicated that it has declined to stand for re-election after the completion of its current audit or been dismissed. For each of the years ended December 31, 2009 and 2010, PwC has not expressed reliance on another accountant or accounting firm in its report on our audited annual financial statements for such periods.
     During the years ended December 31, 2009 and 2010 and through the date of this annual report, we have not engaged a new independent accountant as either the principal accountant to audit the our financial statements, or as an independent accountant to audit a significant subsidiary and on whom the principal accountant is expected to express reliance in its report.
Item 16G. Corporate Governance
     Our corporate governance practices are governed by Luxembourg law (particularly the law of August 10th, 1915 on commercial companies) and our Articles of Association. As a Luxembourg company listed on the NYSE, we are not required to comply with all of the corporate governance listing standards of the NYSE. We, however, believe that our corporate governance practices meet or exceed, in all material respects, the corporate governance standards that are generally required for controlled companies by the NYSE. The following is a summary of the significant ways that our corporate governance practices differ from the corporate governance standards required for controlled companies by the NYSE (provided that our corporate governance practices may differ in non-material ways from the standards required by the NYSE that are not detailed here):
Non-management Directors’ Meetings
     Under NYSE standards, non-management directors must meet at regularly scheduled executive sessions without management present and, if such group includes directors who are not independent, a meeting should be scheduled once per year including only independent directors. Luxembourg law does not require holding of such meetings. For additional information, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.”
Communication with Non-Management Directors
     NYSE-listed companies are required to provide a method for interested parties to communicate directly with the non-management directors as a group. Shareholders may send communications to the Company’s non-management directors by writing to Mr. Plínio Musetti at Rua Amauri, 255 - 17th Floor, Jardim Europa, São Paulo, SP 01448-000, Brazil, telephone: (5511) 3035-1588. Communications will be referred to the Presiding Director for appropriate action. The status of all outstanding concerns addressed to the Presiding Director will be reported to the board of directors as appropriate.

Audit Committee
     Under NYSE standards, listed U.S. companies are required to have an audit committee composed of independent directors that satisfies the requirements of Rule 10A-3 promulgated under the Exchange Act of 1934. Our Articles of Association provide that the board of directors may set up an audit committee. The board of directors has set up an Audit Committee and has appointed Mr. Plínio Musetti, Mr. Mark Schachter and Mr. Julio Moura Neto as members of its audit committee. In accordance with NYSE standards, we have an audit committee entirely composed of independent directors. For additional information, see “Item 6. Directors, Senior Management and Employees—C. Board Practices”.
     Under NYSE standards, all audit committee members of listed U.S. companies are required to be financially literate or must acquire such financial knowledge within a reasonable period and at least one of its members shall have experience in accounting or financial administration. In addition, if a member of the audit committee is simultaneously a member of the audit committee of more than three public companies, and the listed company does not limit the number of audit committees on which its members may serve, then in each case the board must determine whether the simultaneous service would prevent such member from effectively serving on the listed company’s audit committee and shall publicly disclose its decision. No comparable provisions on audit committee membership exist under Luxembourg law or our articles of association.
Standards for Evaluating Director Independence
     Under NYSE standards, the board is required, on a case by case basis, to express an opinion with regard to the independence or lack of independence of each individual director. Neither Luxembourg law nor our Articles of Association require the board to express such an opinion. In addition, the definition of “independent” under the rules of the NYSE differs in some non-material respects from the definition contained in our Articles of Association.
Audit Committee Responsibilities
     Pursuant to our Articles of Association, the audit committee shall assist the board of directors in fulfilling its oversight responsibilities relating to the integrity of the Company’s financial statements, including periodically reporting to the board of directors on its activity and the adequacy of the Company’s system of internal controls over financial reporting. As per the audit committee charter, as amended, the audit committee shall make recommendations for the appointment, compensation, retention and oversight of, and consider the independence of, the company’s external auditors. The audit committee is required to review material transactions (as defined by the Articles of Association) between us or our subsidiaries with related parties and also perform the other duties entrusted to it by the board.
     The NYSE requires certain matters to be set forth in the audit committee charter of U.S. listed companies. Our audit committee charter provides for many of the responsibilities that are expected from such bodies under the NYSE standard; however, due to our equity structure and holding company nature, the charter does not contain all such responsibilities, including provisions related to setting hiring policies for employees or former employees of independent auditors.
Shareholder Voting on Equity Compensation Plans
     Under NYSE standards, shareholders must be given the opportunity to vote on equity compensation plans and material revisions thereto, except for employment inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and certain specific types of plans. Neither Luxembourg corporate law nor our articles of incorporation require shareholder approval of equity based compensation plans. Luxembourg law only requires approval of the board of directors for the adoption of equity based compensation plans.

Disclosure of Corporate Governance Guidelines
     NYSE-listed companies must adopt and disclose corporate governance guidelines. Neither Luxembourg law nor our Articles of Association require the adoption or disclosure of corporate governance guidelines. Our board of directors follows corporate governance guidelines consistent with our equity structure and holding company nature, but we have not codified them and therefore do not disclose them on our website.
Code of Business Conduct and Ethics
     Under NYSE standards, listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Neither Luxembourg law nor our Articles of Association require the adoption or disclosure of such a code of conduct.
     We have adopted a code of ethics and business conduct that applies to our directors, executive officers and all employees. The text of our code of ethics is posted on our web site at: www.adecoagro.com.
Chief Executive Officer Certification
     A chief executive officer of a U.S. company listed on NYSE must annually certify that he or she is not aware of any violation by the company of NYSE corporate governance standards. In accordance with NYSE rules applicable to foreign private issuers, our chief executive officer is not required to provide NYSE with this annual compliance certification. However, in accordance with NYSE rules applicable to all listed companies, our chief executive officer must promptly notify NYSE in writing after any of our executive officers becomes aware of any noncompliance with any applicable provision of NYSE’s corporate governance standards. In addition, we must submit an executed written affirmation annually and an interim written affirmation each time a change occurs to the board or the audit committee.

PART III
Item 17. Financial Statements
We have responded to Item 18 in lieu of responding to this item.
Item 18. Financial Statements.
See pages F-1 through F-90 of this annual report.
Item 19. Exhibits

Exhibit Number	Description
1.1	Amended and Restated Articles of Association of Adecoagro S.A. dated February 24, 2011.

4.1	Loan Agreement, dated December 19, 2008, between Adeco Agropecuaria S.A., Pilagá S.R.L. and Inter-American Development Bank, previously filed as exhibit 10.1 to the Company’s registration statement on Form F-1 (File No. 333-171683) filed with the Securities and Exchange Commission on January 13, 2011 (“Form F-1”) and incorporated by reference herein.

4.2	First Amendment Offer to Loan Agreement, dated February 20, 2009, between Adeco Agropecuaria S.A., Pilagá S.R.L. and Inter-American Development Bank, previously filed as exhibit 10.2 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.3	Second Amendment Offer to Loan Agreement, dated March 24, 2011, between Adeco Agropecuaria S.A., Pilagá S.R.L. and Inter-American Development Bank.

4.4	Second Amendment Offer to Loan Agreement, dated December 29, 2009, between Adeco Agropecuaria S.A., Pilagá S.R.L. and Inter-American Development Bank, previously filed as exhibit 10.3 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.5	Third Waiver Request to Loan Agreement, dated March 30, 2010, between Adeco Agropecuaria S.A., Pilagá S.R.L. and Inter-American Development Bank, previously filed as exhibit 10.4 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.6	Fourth Amendment Offer to Loan Agreement, dated May 14, 2010, between Adeco Agropecuaria S.A., Pilagá S.R.L. and Inter-American Development Bank, previously filed as exhibit 10.5 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.7	Senior Secured Loan Facility, dated July 28, 2010, between Angélica Agroenergia Ltda. and Deutsche Bank AG, London Branch, previously filed as exhibit 10.6 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.8	Export Prepayment Financing Agreement, dated July 13, 2007, between Angélica Agroenergia Ltda. and a syndicate of banks, previously filed as exhibit 10.7 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.9	First Amendment to Export Prepayment Financing Agreement, dated March 4, 2010, between Angélica Agroenergia Ltda. and a syndicate of banks, previously filed as exhibit 10.8 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.10	English translation of Financing Agreement through BNDES Repasse, dated February 1, 2008, between Adeco Brasil Participações S.A. and a syndicate of banks, previously filed as exhibit 10.9 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.11	English translation of First Amendment to Financing Agreement BNDES Repasse, dated July 1, 2008, between Angélica Agroenergia Ltda. and a syndicate of banks, previously filed as exhibit 10.10 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

Exhibit Number	Description
4.12	English translation of Second Amendment to Financing Agreement BNDES Repasse, dated March 4, 2010, between Angélica Agroenergia Ltda. and a syndicate of banks, previously filed as exhibit 10.11 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.13	English translation of Credit Facility, dated July 30, 2010, between Angélica Agroenergia Ltda. and Banco do Brasil S.A., previously filed as exhibit 10.12 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.14	Unit Issuance Agreement, dated February 16, 2006, between International Farmland Holdings LLC and Usina Monte Alegre S.A., previously filed as exhibit 10.13 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.15	Share Purchase and Sale Agreement, dated February 16, 2006, between International Farmland Holdings LLC and Usina Monte Alegre S.A., previously filed as exhibit 10.14 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.16	Right of First Offer Agreement, dated February 16, 2006, between International Farmland Holdings LLC and Usina Monte Alegre S.A., previously filed as exhibit 10.15 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.17	Supply Offer Letter for milk, dated November 7, 2007, between La Lácteo S.A. and Adeco Agropecuaria S.R.L., previously filed as exhibit 10.16 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.18	Amendment to Supply Offer Letter for milk, dated February 1, 2010, between La Lácteo S.A. and Adeco Agropecuaria S.R.L., previously filed as exhibit 10.17 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.19	Commercial Contract for sugar, dated March 23, 2010, between Angélica Agroenergia Ltda. and Bunge International Commerce Ltd., previously filed as exhibit 10.18 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.20	Amendment to Commercial Contract for sugar, dated June 17, 2010, between Angélica Agroenergia Ltda. and Bunge International Commerce Ltd., previously filed as exhibit 10.19 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.21	English translation of Consignment Contract, dated February 19, 2000, between Molinos Ala S.A. (currently Pilagá S.R.L.) and Establecimiento Las Marías S.A.C.I.F.A., previously filed as exhibit 10.20 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.22	English translation of Sale Agreement, dated July 8, 2009, between Pilagá S.R.L. and Galicia Warrants S.A., previously filed as exhibit 10.21 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.23	English translation of Mortgage, dated July 8, 2009, between Pilagá S.R.L. and Galicia Warrants S.A., previously filed as exhibit 10.22 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.24	English translation of Reserve Power Agreement, dated February 6, 2009, between Angélica Agroenergia Ltda. and Câmara de Comercialização de Energia Elétrica, previously filed as exhibit 10.23 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.25	English translation of Energy Purchase Contract, dated January 19, 2009, between Usina Monte Alegre Ltda. and Cemig Geração e Transmissão S.A., previously filed as exhibit 10.24 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.26	English translation of Energy Distribution Contract, dated June 3, 2008 between Angélica Agroenergia Ltda. and Empresa Energética do Mato Grosso do Sul., previously filed as exhibit 10.25 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.27	English translation of First Amendment to Energy Distribution Contract, dated April 6, 2009 between Angélica Agroenergia Ltda. and Empresa Energética do Mato Grosso do Sul., previously filed as exhibit 10.26 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.28	English translation of Second Amendment to Energy Distribution Contract, dated May 1, 2010 between Angélica Agroenergia Ltda. and Empresa Energética do Mato Grosso do Sul.,

Exhibit Number	Description
previously filed as exhibit 10.27 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.29	English translation of Joint Venture Contract, dated December 22, 2009 between Pilagá S.R.L. and COPRA S.A., previously filed as exhibit 10.28 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.30	English translation of Sale Agreement for cattle, dated December 14, 2009, between Adeco Agropecuaria S.A. and Quickfood S.A., previously filed as exhibit 10.29 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.31	English translation of First Amendment to Sale Agreement for cattle, dated December 16, 2009, between Adeco Agropecuaria S.A. and Quickfood S.A., previously filed as exhibit 10.30 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.32	English translation of Second Amendment to Sale Agreement for cattle, dated December 17, 2009, between Adeco Agropecuaria S.A. and Quickfood S.A., previously filed as exhibit 10.31 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.33	English translation of Stock Purchase Agreement, dated August 23, 2010, between Kadesh Hispania, S.L., Leterton España, S.L. and Dinaluca S.A., previously filed as exhibit 10.32 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.34	Form of Registration Rights Agreement between Adecoagro S.A. and certain shareholders, previously filed as exhibit 10.33 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.35	Fifth Amendment Offer to Loan Agreement, dated November 8, 2010, between Adeco Agropecuaria S.A., Pilagá S.R.L. and Inter-American Development Bank, previously filed as exhibit 10.37 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.36	Second Amendment to Export Prepayment Financing Agreement, dated December 14, 2010, between Angélica Agroenergia Ltda. and a syndicate of banks, previously filed as exhibit 10.38 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.37	English translation of Third Amendment to Financing Agreement BNDES Repasse, dated December 14, 2010, between Angélica Agroenergia Ltda. and a syndicate of banks, previously filed as exhibit 10.39 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.38	English translation of First Amendment to Credit Facility, dated December 18, 2010, between Angélica Agroenergia Ltda. and Banco do Brasil S.A., previously filed as exhibit 10.40 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.39	Stock Subscription Agreement, dated January 6, 2011, between Adecoagro S.A. and Al Gharrafa Investment Company, previously filed as exhibit 10.41 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.40	English translation of Promise to Sell, dated December 21, 2010, between Kelizer S.C.A. and Las Mesetas S.A.

8.1	Subsidiaries of Adecoagro S.A.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Cushman & Wakefield Argentina S.A.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Adecoagro S.A.
/s/ Mariano Bosch
Name:	Mariano Bosch
Title:	Chief Executive Officer

Date: June 29, 2011

Adecoagro S.A.
Consolidated Financial Statements as of and for the years ended December 31, 2010, 2009 and 2008

Report of Independent Registered Public Accounting Firm
To the Shareholders of
Adecoagro S.A.
We have audited the accompanying consolidated statements of financial position of Adecoagro S.A. and its subsidiaries as of December 31, 2010, 2009 and 2008, and the related consolidated statements of income and comprehensive income, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Adecoagro S.A. and its subsidiaries at December 31, 2010, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Buenos Aires, Argentina
March 30, 2011
PRICE WATERHOUSE & CO. S.R.L.
by /s/ Mariano C. Tomatis

Mariano C. Tomatis (Partner)

Legal information
Denomination: Adecoagro S.A.
Legal address: 13-15 Avenue de la Liberté, L-1931, Luxembourg
RCS Luxembourg: B153681
Company activity: Agricultural and agro-industrial
Date of registration: June 11, 2010
Expiration of company charter: No term defined
Number of register: B153.681
Capital stock: 119,999,997 shares (See Note 1)
Majority shareholder: Pampas Húmedas LLC, a Delaware limited liability company
Legal address: 888 Seventh Avenue, New York, New York 10106, United States of America
Parent company activity: Investing
Capital stock: 40,738,040 shares

Adecoagro S.A.
Consolidated Statements of Financial Position
as of December 31, 2010, 2009 and 2008
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2010	2009	2008
ASSETS
Non-Current Assets
Property, plant and equipment, net	6	751,992	682,878	571,419
Investment property	7	21,417	21,246	—
Intangible assets, net	8	28,653	21,859	18,108
Biological assets	9	104,216	170,347	75,701
Investments in joint ventures	10	6,271	6,506	7,508
Deferred income tax assets	21	67,463	45,113	18,713
Trade and other receivables, net	11,12	30,752	22,065	8,612
Other assets		26	34	87

Total Non-Current Assets		1,010,790	970,048	700,148

Current Assets
Biological assets	9	82,541	60,107	50,247
Inventories	13	57,170	57,902	61,221
Trade and other receivables, net	11,12	119,205	106,212	75,928
Derivative financial instruments	11	876	99	2,019
Cash and cash equivalents	11,14	70,269	74,806	93,360

Total Current Assets		330,061	299,126	282,775

Spin-off assets	15	—	—	45,311

TOTAL ASSETS		1,340,851	1,269,174	1,028,234

SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	16	120,000	120,000	108,108
Share premium		563,343	563,343	507,516
Cumulative translation adjustment.		11,273	2,516	(87,978)
Equity-settled compensation		13,659	11,914	9,092
Retained earnings		257	44,161	44,421

Equity attributable to equity holders of the parent		708,532	741,934	581,159

Non controlling interest		14,570	15,222	57,269

TOTAL SHAREHOLDERS EQUITY		723,102	757,156	638,428

LIABILITIES
Non-Current Liabilities
Trade and other payables	11,19	11,785	6,822	6,090
Borrowings	11,20	250,672	203,134	4,099
Derivative financial instruments	11	—	280	—
Deferred income tax liabilities	21	111,495	107,045	94,627
Payroll and social liabilities	22	1,178	1,106	834
Provisions for other liabilities	23	4,606	3,326	777

Total Non-Current Liabilities		379,736	321,713	106,427

Current Liabilities
Trade and other payables	11,19	69,236	62,098	46,670
Current income tax liabilities		978	222	1,487
Payroll and social liabilities	22	15,478	10,079	6,025
Borrowings	11,20	138,800	103,647	224,214
Derivative financial instruments	11	8,920	12,607	4,159
Provisions for other liabilities	23	4,601	1,652	824

Total Current Liabilities		238,013	190,305	283,379

TOTAL LIABILITIES		617,749	512,018	389,806

TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		1,340,851	1,269,174	1,028,234

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Income
for the years ended December 31, 2010, 2009 and 2008
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2010	2009	2008
Sales of manufactured products and services rendered	24	294,529	183,386	117,173
Cost of manufactured products sold and services rendered	25	(219,201)	(180,083)	(105,583)

Gross Profit from Manufacturing Activities		75,328	3,303	11,590

Sales of agricultural produce and biological assets	24	131,738	130,217	127,036
Cost of agricultural produce sold and direct agricultural selling expenses	25	(131,738)	(130,217)	(127,036)
Initial recognition and changes in fair value of biological assets and agricultural produce		(30,528)	71,668	61,000
Changes in net realizable value of agricultural produce after harvest		7,999	12,787	1,261

Gross (Loss) / Profit from Agricultural Activities		(22,529)	84,455	62,261

Margin on Manufacturing and Agricultural Activities Before Operating Expenses		52,799	87,758	73,851

General and administrative expenses	25	(56,562)	(52,393)	(45,633)
Selling expenses	25	(52,528)	(31,169)	(24,496)
Other operating income, net	27	18,224	13,071	17,323
Excess of fair value of net assets acquired over cost	31	—	—	1,227
Share of loss of joint ventures	10	(50)	(294)	(838)

(Loss) / Profit from Operations Before Financing and Taxation		(38,117)	16,973	21,434

Finance income	28	16,559	11,553	2,552
Finance costs	28	(39,496)	(34,216)	(50,860)

Financial results, net	28	(22,937)	(22,663)	(48,308)

Loss Before Income Tax		(61,054)	(5,690)	(26,874)

Income tax benefit	21	16,263	5,415	10,449

Loss for the Year		(44,791)	(275)	(16,425)

Attributable to:
Equity holders of the parent		(43,904)	(260)	(18,947)
Non controlling interest		(887)	(15)	2,522

Loss per share attributable to the equity holders of the parent during the year:
Basic	29	(0.361)	(0.002)	(0.168)
Diluted	29	n/a	n/a	n/a
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Comprehensive Income
for the years ended December 31, 2010, 2009 and 2008
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	2010	2009	2008
Loss for the year	(44,791)	(275)	(16,425)
Other comprehensive income:
Exchange differences on translating foreign operations	8,956	91,293	(115,725)

Other comprehensive income/ (loss) for the year	8,956	91,293	(115,725)

Total comprehensive (loss) / income for the year	(35,835)	91,018	(132,150)

Attributable to:
Equity holders of the parent	(35,147)	89,215	(128,277)
Non controlling interest	(688)	1,803	(3,873)
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Changes in Shareholders’ Equity
for the years ended December 31, 2010, 2009 and 2008
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Members’			Cumulative				Non	Total
	Contributed	Share Capital	Share	Translation	Equity-settled	Retained		Controlling	Shareholders’
	Capital	(*)	Premium	Adjustment	Compensation	Earnings	Subtotal	Interest	Equity

Balance at January 1, 2008	476,125	—	—	21,512	5,376	64,661	567,674	49,191	616,865
Adjustments due to Reorganization (See Note 1)	(476,125)	81,939	384,664	(430)	(108)	(1,293)	(11,353)	11,353	—

Adjusted Balance at January 1, 2008	—	81,939	384,664	21,082	5,268	63,368	556,321	60,544	616,865

Total comprehensive loss for the year	—	—	—	(109,330)	—	(18,947)	(128,277)	(3,873)	(132,150)
Employee share options granted	—	—	—	—	3,824	—	3,824	78	3,902
Capital contribution	—	26,169	122,852	—	—	—	149,021	3,041	152,062
Disposal of subsidiary	—	—	—	270	—	—	270	6	276
Disposal of non controlling interest in subsidiaries	—	—	—	—	—	—	—	(2,527)	(2,527)

Balance at December 31, 2008	—	108,108	507,516	(87,978)	9,092	44,421	581,159	57,269	638,428

Total comprehensive income for the year	—	—	—	89,475	—	(260)	89,215	1,803	91,018
Employee share options granted	—	—	—	—	2,822	—	2,822	58	2,880
Capital contribution	—	11,892	55,827	—	—	—	67,719	1,382	69,101
Disposal of subsidiary	—	—	—	1,019	—	—	1,019	21	1,040
Subsidiaries spin-off	—	—	—	—	—	—	—	(45,311)	(45,311)

Balance at December 31, 2009	—	120,000	563,343	2,516	11,914	44,161	741,934	15,222	757,156

Total comprehensive loss for the year	—	—	—	8,757	—	(43,904)	(35,147)	(688)	(35,835)
Employee share options granted	—	—	—	—	1,745	—	1,745	36	1,781

Balance at December 31, 2010	—	120,000	563,343	11,273	13,659	257	708,532	14,570	723,102

(*)	On January 24, 2011 shareholders approved a reverse stock split whereby every three shares of capital stock were converted into two shares, changing the nominal value of common shares from US$ 1 to US$ 1.5. Consequently, share capital as from January 24, 2011 totaled 80 million shares that represent US$ 120 million (see Note 1).
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Cash Flows
for the years ended December 31, 2010, 2009 and 2008
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2010	2009	2008
Cash flows from operating activities:
Loss for the year		(44,791)	(275)	(16,425)
Adjustments for:
Income tax benefit	21	(16,263)	(5,415)	(10,449)
Depreciation	6	37,217	30,059	28,144
Amortization	8	346	297	170
Gain from the disposal of other property items	27	(847)	(337)	(479)
Gain from disposal of farmland (Note 15)	27	(20,837)	—	—
Employee share/options granted	26	1,781	2,880	3,902
Loss/ (gain) from derivative financial instruments and forwards	27,28	(1,189)	7,486	(1,848)
Interest expense, net	28	33,028	27,750	21,830
Initial recognition and changes in fair value of non harvested biological assets (unrealized)	5	72,374	(55,841)	(26,322)
Changes in net realizable value of agricultural produce after harvest (unrealized)	5	(1,527)	(127)	99
Provision and allowances		4,980	4,013	(367)
Share of loss from joint venture	10	50	294	838
Foreign exchange (gains)/ losses, net	28	(7,324)	(10,903)	24,932
Gain from the sale of farmland businesses	27	—	(18,839)	(13,974)
Excess of fair value of net assets acquired over cost	31	—	—	(1,227)
Changes in operating assets and liabilities:
Decrease/ /(increase) in trade and other receivables		3,584	(30,388)	(28,383)
Decrease/ (increase) in inventories		2,259	3,442	(3,289)
Decrease in biological assets		7,171	20,389	4,213
Decrease/ /(increase) in other assets		8	(5)	2,198
(Decrease)/ increase in derivative financial instruments		(3,554)	3,162	3,720
Decrease in other financial assets at fair value through profit or loss		—	—	1,699
(Decrease)/ increase in trade and other payables		(4,221)	11,508	13,039
Increase in payroll and social security liabilities		5,470	4,327	1,247
Increase/ (decrease) in provisions for other liabilities		319	(165)	(2,599)

Net cash generated from/ (used in) operating activities before interest and taxes paid		68,034	(6,688)	669
Interest paid		(33,283)	(25,797)	(16,312)
Income tax paid		(7,813)	(13,322)	(5,784)

Net cash generated from / (used in) operating activities		26,938	(45,807)	(21,427)

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Cash Flows (Continued)
for the years ended December 31, 2010, 2009 and 2008
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2010	2009	2008
Cash flows from investing activities:
Acquisition of subsidiaries, net of cash acquired	31	(7,872)	—	—
Purchases of property, plant and equipment	6	(87,679)	(97,817)	(186,296)
Purchases of intangible assets	8	(33)	(315)	—
Purchase of cattle and non current biological assets planting cost	2.3	(35,060)	(40,492)	(31,026)
Interest received	28	1,341	472	1,494
Proceeds from sale of property, plant and equipment		12,103	7,341	3,467
Proceeds from disposal of subsidiaries	15	5,475	16,425	25,146
Acquisition of non controlling interest in subsidiaries	31	—	—	(1,300)

Net cash used in investing activities		(111,725)	(114,386)	(188,515)

Cash flows from financing activities:
Capital contributions from shareholders		—	69,101	175,453
Proceeds from long-term borrowings	20	67,379	80,000	18,605
Net increase in short-term borrowings	20	12,449	6,946	19,142

Net cash generated from financing activities		79,828	156,047	213,200

Net (decrease)/ increase in cash and cash equivalents		(4,960)	(4,146)	3,258

Cash and cash equivalents at beginning of year		74,806	93,360	70,686
Effect of exchange rate changes on cash		423	(14,408)	19,416

Cash and cash equivalents at end of year		70,269	74,806	93,360

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
1. General information and Reorganization
          Adecoagro S.A. (the “Company” or “Adecoagro”) is a holding company primarily engaged through its operating subsidiaries in agricultural and agro-industrial activities. The Company and its operating subsidiaries are collectively referred to hereinafter as the “Group”. These activities are carried out through three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation. Farming is further comprised of five reportable segments, which are described in detail in Note 5 to these consolidated financial statements.
          The Group was established in 2002 and has subsequently grown significantly both organically and through acquisitions. The Group currently has operations in Argentina, Brazil and Uruguay. See Note 32 for a description of the Group companies.
          The Company is the Group’s ultimate parent company and is a Societe Anonyme corporation incorporated and domiciled in the Grand Duchy of Luxembourg. The address of its registered office is 13-15 Avenue de la Liberté, L-1931, Luxembourg.
          These consolidated financial statements have been approved for issue by the Board of Directors on March 30, 2011.
          Reorganization
          On October 30, 2010, in a series of transactions as further described below, the members of International Farmland Holdings LLC (“IFH”) completed the contribution of 98% of their respective interests in IFH on a pro rata basis to a newly formed entity, Adecoagro , in exchange for 100% of the common shares of Adecoagro (the “Reorganization”). This Reorganization was done, among other things, to facilitate the initial public offering of the Group (see Note 34). Adecoagro had no prior assets, holdings or operations.
          In connection with the Reorganization, IFH converted from a limited liability company to a limited partnership and transferred a de minimis amount of its interest in IFH (0.00001%) to a newly formed wholly-owned subsidiary, Ona Ltd. (“Ona”), a Maltese corporation. Following the Reorganization, IFH is owned 98% by Adecoagro and 2% by the members, in each case, as Limited Partners, with the 0.00001% interest owned by Ona, as the General Partner. This 2% ownership directly held by current members of IFH does not carry any preferential treatment.
          As part of the Reorganization, the Group decided to amend and rename its existing incentive option plans, namely IFH’s “2004 Incentive Option Plan” and IFH’s “2007/2008 Equity Incentive Plan” as the “Adecoagro/IFH 2004 Stock Incentive Option Plan” and the “Adecoagro/IFH 2007/2008 Equity Incentive Plan”, respectively. In this connection, all obligations of IFH under these plans (including award agreements issued thereunder) have been transferred to Adecoagro, and options to purchase ordinary units of IFH have been converted into options to purchase ordinary shares of Adecoagro. The conversion was based on a ratio intended to maintain in all material respects the same, and in no event greater, economic benefit to optionees as provided under the plans as in effect prior to the Reorganization.
          In addition, the Extraordinary General Meeting of Adecoagro’s shareholders held on January 24, 2011 approved the reverse split of Adecoagro’s common shares, whereby every three shares of capital stock of Adecoagro were converted into two shares, changing the nominal value of Adecoagro’s common shares from US$ 1 to US$ 1.5. Therefore, Adecoagro reduced total shares outstanding from 119,999,997 shares to 79,999,985 shares. Consequently the Adecoagro/IFH 2004 Stock Incentive Option Plan and the Adecoagro/IFH 2007/2008 Equity Incentive Plan were also amended to reflect such change in the nominal value of the common shares.
          The consolidated financial statements of Adecoagro at December 31, 2010 are presented using the historical values from the consolidated financial statements of IFH. However, the issued share capital reflects that of Adecoagro as of that date. The Reorganization is retroactively reflected in the consolidated financial statements of Adecoagro as of that date, in the period in which the Reorganization occurred. The Reorganization did not qualify as a business combination under common control; rather, it was a simple Reorganization of the capital of IFH, the existing organization. As such, the Reorganization is a non-adjusting event under IAS 10 and therefore it is recognized retroactively in the consolidated financial statements of the period in which the Reorganization occurs.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
2. Summary of significant accounting policies
          The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.
2.1. Basis of preparation
          The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB) and the Interpretations of the International Financial Reporting Interpretations Committee (IFRIC). All IFRS issued by the IASB, effective at the time of preparing these consolidated financial statements have been applied.
          The financial year corresponds to the calendar year. The consolidated statements of income, of changes in shareholders ´ equity, of comprehensive income and of cash flows include two comparative years.
          Presentation in the consolidated statement of financial position differentiates between current and non-current assets and liabilities. Assets and liabilities are regarded as current if they mature within one year or are held for sale. The consolidated financial statements are presented in United States Dollars.
          The consolidated financial statements have been prepared under the historical cost convention as modified by financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss and biological assets measured at fair value.
          The preparation of consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.
          (a) Standards, amendments and interpretations to existing standards effective in 2010 and adopted by the Group in 2010
          The following standards, amendments and interpretations to existing standards have been published and were mandatory for the Group as of January 1, 2010:
          In January 2008, the IASB published the revised standards IFRS 3 “Business Combinations” and IAS 27 “Consolidated and Separate Financial Statements.” These standards are the result of the second phase of the project carried out together with the Financial Accounting Standards Board (FASB) to reform the accounting methodology for business combinations. The main changes revised IFRS 3 provides are as follows:
•	The revised standard gives the option of measuring non-controlling interests either at fair value or at the proportionate share of the identifiable net assets. This choice can be exercised for each business combination individually.

•	In a business combination achieved in stages (step acquisition), the acquirer shall remeasure its previously held equity interest in the acquiree at the date the acquirer obtains control. Goodwill shall then be determined as the difference between the remeasured carrying amount plus consideration transferred for the acquisition of the new shares and any non-controlling interest, minus net assets acquired.

•	Contingent consideration shall be measured at fair value at the acquisition date and classified either as equity, or as asset or liability at the acquisition date. Contingent consideration shall be recognized subsequently in accordance with the classification determined at the acquisition date.

•	Acquisition-related costs incurred in connection with business combinations shall be recognized as expenses.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
2.1. Basis of preparation (continued)
•	For changes in contingent consideration classified as a liability at the acquisition date, goodwill cannot be remeasured subsequently.

•	According to the revised IFRS 3, effects from the settlement of relationships existing prior to the business combination shall not be part of the exchange for the acquiree.

•	In contrast to the previous version of IFRS 3, the revised standard governs the recognition and measurement of rights that were granted to another entity prior to the business combination and which are now reacquired as part of the business combination (reacquired rights).

The main changes that revised IAS 27 makes are as described below:

•	Changes in a parent’s ownership interest in a subsidiary that do not result in the loss of control shall only be accounted for within equity.

•	If a parent loses control of a subsidiary it shall derecognize the consolidated assets and liabilities. The new requirement is that any investment retained in the former subsidiary shall be recognized at fair value at the date when control is lost; any differences resulting from this shall be recognized in profit or loss.

•	When losses attributed to the non-controlling interests exceed the non-controlling interests in the subsidiary’s equity, these losses shall be allocated to the non-controlling interests even if this results in a deficit balance.
          The revised IFRS 3 shall be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after July 1, 2009. The provisions of IAS 27 shall be effective for annual reporting periods beginning on or after July 1, 2009. The Group adopted the amendments to IFRS 3 and IAS 27 for business combinations and transactions with subsidiaries beginning on January 1, 2010.
          In June 2009, the IASB issued amendments to IFRS 2 “Share-based Payment”. The amendments relate to the accounting for group-settled share-based payment transactions, stating that an entity that receives goods or services in a share-based payment arrangement must account for those goods or services irrespective of which entity within the group settles the transaction. The amendments to IFRS 2 also incorporate guidance previously included in IFRIC 8 “Scope of IFRS 2” and IFRIC 11 “Group and Treasury Share Transactions”. As a result, the IASB has withdrawn IFRIC 8 and IFRIC 11. The amendments to IFRS 2 are effective for annual periods beginning on or after January 1, 2010 and apply retrospectively. The amendments did not have an impact on the presentation of the Group’s results of operations, financial position or cash flows.
          In April 2009, the IASB issued 2009 Improvements to IFRSs — a second collection of amendments to twelve International Financial Reporting Standards — as part of its program of annual improvements to its standards. The latest amendments were included in exposure drafts of proposed amendments to IFRSs published in October 2007, August 2008, and January 2009. Two out of the twelve amendments are effective for annual periods beginning on or after January 1, 2010 and were adopted by the Group, including IFRS 8 “Operating segments” and IAS 7 “Statement of cash flows”. None of these amendments result in changes to the Group’s financial statements.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
2.1 Basis of preparation (continued)
          (b) Standards, amendments and interpretations to existing standards that are effective in 2010 but not relevant to the Group’s operations
          In July 2008, the IASB published an amendment to IAS 39 “Financial Instruments: Recognition and Measurement.” The amendment “Eligible Hedged Items” explicitly allows designating only changes in the cash flows or fair value of a hedged item above or below a specified price or other variable. The amendment sets forth the conditions for such a partial designation. The amendment is effective for annual periods beginning on or after July 1, 2009 and applies retrospectively. The amendment did not have an impact on the presentation of the Group’s results of operations, financial position or cash flows.
          In July 2008, the IFRIC issued IFRIC 16 “Hedges of a Net Investment in a Foreign Operation”, which was applicable for the year ended December 31, 2010. The interpretation clarifies the nature and amount of foreign exchange risk that qualifies as a hedged item under a net investment hedge and where, in a group, hedging instruments can be held. The IFRIC did not result in any changes to the Group’s financial statements.
          In November 2008, the IASB issued the revised standard IFRS 1 “First-time Adoption of International Financial Reporting Standards”. The revised provisions of IFRS 1 are effective for annual periods beginning on or after July 1, 2009. In addition, IFRS 1 has been amended in July 2009 and January 2010 adding additional exceptions for first-time adopters. All amendments to IFRS 1 did not have an impact on the presentation of the Group’s results of operations, financial position or cash flows since all subsidiaries of the Group transitioned to IFRS on January 1, 2006.
          In November 2008, the IFRIC published IFRIC 17 “Distributions of Non-Cash Assets to Owners.” The interpretation relates to the timing of recognition of liabilities in connection with non-cash dividends paid (e.g. property, plant and equipment) and how to measure them. In addition, the interpretation relates to how to account for differences between the carrying amount of the assets distributed and the carrying amount of the dividend payable. The provisions of IFRIC 17 are effective for annual periods beginning on or after July 1, 2009. The adoption of IFRIC 17 did not have an impact on the presentation of the Group’s results of operations, financial position or cash flows.
In January 2009, the IFRIC released IFRIC 18 “Transfers of Assets from Customers”. The interpretation clarifies the requirements of IFRSs for agreements in which an entity receives from a customer an item of property, plant and equipment (or cash to be used explicitly for the acquisition of property, plant and equipment) that the entity must then use either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services. The Interpretation is effective for transfers of assets from customers received on or after July 1, 2009 and applies prospectively. Earlier application is permitted under certain circumstances. The IFRIC did not result in any changes to the Group’s financial statements.
          In March 2009, the IASB issued amendments to IFRIC 9 “Reassessment of Embedded Derivatives” and IAS 39 “Financial Instruments: Recognition and Measurement”. The amendments clarified the accounting treatment of embedded derivatives in relation to financial instruments that have been reclassified out of the ‘at fair value through profit or loss’ category. The amendment was applicable for the year ended December 31, 2010 but did not result in any changes to the Group’s financial statements.
          In April 2009, the IASB issued 2009 Improvements to IFRSs — a collection of amendments to twelve International Financial Reporting Standards — as part of its program of annual improvements to its standards. With the exception of two amendments discussed previously, the remaining amendments are effective for the year ended December 31, 2010 but are not effective to the Group’s operations. These amendments include IFRS 2 “Share-based payments”, IFRIC 9 “Reassessment of embedded derivatives”, IFRIC 16 “Hedges of a net investment in a foreign operation”, IFRS 5 “Measurement of Non-Current Assets (or disposal groups) Classified as Held-for-Sale”, IAS 1 “Presentation of Financial Statements”, IAS 17 “Leases”, IAS 18 “Revenue”, IAS 36 “Impairment of Assets”, IAS 38 “Intangible Assets” and IAS 39 “Financial Instruments: Recognition and Measurement”. None of these amendments are relevant to the Group’s financial statements.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
2.1. Basis of preparation (continued)
          (c) Standards, amendments and interpretations to existing standards that are not yet effective
          The following standards and amendments to existing standards have been published and are mandatory for the Group’s accounting periods beginning on or after January 1, 2011 or later periods and the Group has not early adopted them:
          In October 2009, the IASB issued an amendment to IAS 32 “Financial Instruments: Presentation”. The amendment clarifies the classification of rights issues as equity or liabilities in cases where rights issues are denominated in a currency other than the functional currency of the issuer. As hitherto such rights issues were recorded as derivative liabilities. The amendment requires that rights issues offered pro rata to all of an entity’s existing shareholders are classified as equity, irrespective of the currency in which the exercise price is denominated. The amendment to IAS 32 shall be applied for annual periods beginning on or after February 1, 2010. The amendment is not expected to have a material impact on the presentation of the Group’s results of operations, financial position or cash flows.
          In November 2009, the IASB issued IFRS 9 “Financial Instruments”. The standard incorporates the first part of a three-phase project to replace IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 prescribes the classification and measurement of financial assets. IFRS 9 requires that financial assets are subsequently measured either “at amortized cost” or “at fair value”, depending on whether certain conditions are met. In addition, IFRS 9 permits an entity to designate an instrument, that would otherwise have been classified in the “at amortized cost” category, to be “at fair value” if that designation eliminates or significantly reduces measurement or recognition inconsistencies. The prescribed category for equity instruments is at fair value through profit or loss, however, an entity may irrevocably opt for presenting all fair value changes of equity instruments not held for trading in Other Comprehensive Income. Only dividends received from these investments are reported in profit or loss. In October 2010, the IASB issued further additions to IFRS 9. These bring forth the guidance for derecognizing financial instruments and most of the requirements for the classification and measurement of financial liabilities currently included within IAS 39. The additions include amortized cost accounting for most financial liabilities, with bifurcation of embedded derivatives. The main change is that in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the statement of income, unless this creates an accounting mismatch. The remaining phases of the project, dealing with impairment of financial instruments and hedge accounting, have not yet been finalized. The IASB expects to completely replace IAS 39 by the end of 2010. IFRS 9, as well as its additions, shall be applied retrospectively for annual periods beginning on or after January 1, 2013. Earlier adoption is permitted. The Group is currently analyzing the resulting effects on the presentation of the Group’s results of operations, financial position or cash flows.
          In November 2009, the IFRIC issued IFRIC 19 “Extinguishing Financial Liabilities with Equity Instruments”. The interpretation gives guidance in interpreting IFRS when an entity renegotiates the terms of a financial liability with its creditor and the creditor agrees to accept the entity’s shares or other equity instruments to fully or partially settle the financial liability. IFRIC 19 clarifies that the entity’s equity instruments issued to a creditor are part of the consideration paid to fully or partially extinguish the financial liability. In addition, the equity instruments issued are measured at their fair value. If the fair value cannot be reliably measured, the equity instruments should be measured to reflect the fair value of the financial liability extinguished. Any difference between the carrying amount of the financial liability extinguished and the initial measurement amount of the equity instruments issued is included in the entity’s profit or loss for the period. IFRIC 19 shall be applied retrospectively for annual periods beginning on or after July 1, 2010. The IFRIC is not expected to have a material impact on the presentation of the Group’s results of operations, financial position or cash flows.
          In November 2009, the IASB issued IAS 24 (revised) “Related Party Disclosures”. The revisions provide a partial exemption from the disclosure requirements for government-related entities and simplify the definition of a related party. The revisions are applicable for accounting periods beginning on or after January 1, 2011 and are not expected to have a material impact on the Group’s financial statements.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
2.1. Basis of preparation (continued)
          In November 2009, amendments were issued to IFRIC 14 “IAS 19 — The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction”, an interpretation of IAS 19 (Employee Benefits). The amendments apply when a company is subject to minimum pension plan funding requirements. They enable prepayments of the respective contributions to be recognized as an asset. The amendments are to be applied for annual periods beginning on or after January 1, 2011. Earlier application is permitted. These amendments are not expected to have a material impact on the presentation of the Group’s financial position or results of operations.
          In October 2010, the IASB issued an amendment to IFRS 7 “Financial Instruments: Disclosures”. The amendment requires additional disclosures in respect of risk exposures arising from transferred financial assets. The amendment includes a requirement to disclose by class of asset the nature, carrying amount and a description of the risks and rewards of financial assets that have been transferred to another party yet remain on the entity’s statement of financial position. Disclosures are also required to enable a user to understand the amount of any associated liabilities, and the relationship between the financial assets and associated liabilities. The amendment to IFRS 7 shall be applied for annual periods beginning on or after July 1, 2011, with earlier application permitted. The amendment is not expected to have a material impact on the presentation of the Group’s results of operations, financial position or cash flows.
          In December 2010, the IASB amended IAS 12 “Income taxes”, to introduce an exception to the existing principle for the measurement of deferred tax assets or liabilities arising on investment property measured at fair value. The IASB has added another exception to the principles in IAS 12: the rebuttable presumption that investment property measured at fair value is recovered entirely by sale. This presumption is rebutted if the investment property is depreciable (for example, buildings and land held under a lease) and is held within a business model whose objective is to consume substantially all of the economic benefits embodied in the investment property over time, rather than through sale before the end of its economic life. The presumption cannot be rebutted for freehold land that is an investment property, because land can only be recovered through sale. The amendments are effective for annual periods beginning on or after January 1, 2012. The amendment is not expected to result in a change to the Group ´s results to the extent it will not have investment properties measured at fair value.
          In May 2010, the IASB issued 2010 Improvements to IFRSs — a collection of amendments to seven IFRSs — as part of its program of annual improvements to its standards. Most of the amendments are effective for annual periods beginning on or after January 1, 2011, although entities are generally permitted to adopt them earlier. These amendments relate to IFRS 1 “First Time Adoption of IFRS”, IFRS 3 “Business Combinations”, IFRS 7 “Financial Instruments: Disclosures”, IAS 1 “Presentation of Financial Statements”, IAS 27 “Consolidated and Separate Financial Statements”, IAS 34 “Interim Financial Reporting” and IFRIC 13 “Customer Loyalty Programmes”. The Group is in the process of analyzing these amendments although it expects they will not have a material impact on the Group’s results of operations, financial position and cash flows.
2.2. Scope of consolidation
          The consolidated financial statements include the results of the Company and all of its subsidiaries from the date that control commences to the date that control ceases. The consolidated financial statements also include the Group’s share of the after-tax results of its jointly-controlled entities on an equity-accounted basis from the point at which joint control commences, to the date that it ceases.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
2.2. Scope of consolidation (continued)
          (a) Subsidiaries
          Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.
          The Group accounts for acquisitions using the purchase method of accounting as prescribed by IFRS 3R. Consideration is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of consideration over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the consideration is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the statement of income under the line item “Excess of fair value of net assets acquired over cost” (negative goodwill). (See Note 31 for details).
          Inter-company transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated but considered an impairment indicator of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.
          (b) Transactions and non controlling interest
          Non controlling interest is shown as a component of equity in the statement of financial position and the share of profit attributable to non controlling interest is shown as a component of profit or loss for the year in the consolidated statement of income.
          The Group treats transactions with non-controlling interests as transactions with equity owners of the Group. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.
          (c) Joint ventures
          An entity is regarded as a joint venture if the Group has joint control over its operating and financial policies. Joint ventures are accounted for under the equity method where the Group’s statement of income includes its share of their profits and losses and the Group’s statement of financial position includes its share of their net assets.
          Where the Group contributes a business, or other non-monetary assets for an interest in a subsidiary, joint venture or associate, such transactions are recorded so that the reduction in ownership of the business being contributed is accounted for as a disposal while the increased interest in the enlarged Group or new interest in the business contributed by other parties to the transaction is accounted for as an acquisition. Fair values are applied to those operations which are subject to the exchange and which have not previously been held within the Group. Any loss or gain resulting from the transaction is recorded in the statement of income.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
2.3. Revision of previously issued financial statements
          During the year ended December 31, 2010, the Company changed its accounting policy for the classification of long term biological assets planting costs and purchase of cattle outflows included in the cash flow statement. Until September 30, 2010 those costs were classified as operating activities in the cash flow statement. As from December 31, 2010 the Company classified long term biological assets planting costs and purchase of cattle outflows as investing activities considering that this classification better reflects business activities and it is more comparable with other agribusiness companies. Comparative financial statements were revised as a result of such change, reducing cash used in operating activities and increasing cash used in investing activities as of December 31, 2009 and 2008 in US$ 40,492 and US$ 31,026, respectively.
2.4. Segment reporting
          According to IFRS 8, operating segments are identified based on the ‘management approach’. This approach stipulates external segment reporting based on the Group’s internal organizational and management structure and on internal financial reporting to the chief operating decision maker. The Management Committee of the Group is responsible for measuring and steering the business success of the segments and is considered the chief operating decision maker within the meaning of IFRS 8.
2.5. Foreign currency translation
          (a) Functional and presentation currency
          Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in US dollars, which is the Group’s presentation currency.
          (b) Transactions and balances
          Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income.
          Foreign exchange gains and losses are presented in the statement of income within “Finance income” or “Finance cost”, as appropriate.
          (c) Group companies
          The results and financial position of all the Group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
•	assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;

•	income and expenses for each statement of income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

•	all resulting exchange differences are recognized as a separate component of equity.
          When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognized in the statement of income as part of the gain or loss on sale.
          Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
2.6. Property, plant and equipment
          Property, plant and equipment is recorded at cost, less accumulated depreciation and impairment losses, if any. Historical cost comprises the purchase price and any costs directly attributable to the acquisition.
          Where individual components of an item of property, plant and equipment have different useful lives, they are accounted for as separate items, which are depreciated separately.
          Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of income during the period in which they are incurred.
          Farmland is not depreciated. Depreciation on other assets is calculated using the straight-line method, to allocate their cost to their residual values over their estimated useful lives, as follows:

Farmland improvements	5-25 years
Buildings and facilities	20 years
Furniture and fittings	10 years
Computer equipment	3-5 years
Machinery and equipment	4-10 years
Vehicles	4-5 years
          The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each statement of financial position date. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (See Note 2.12).
          Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within “Other operating income, net” in the statement of income.
2.7. Investment property
          Investment property consists of farmland held to earn rentals or for capital appreciation and not used in production or for administrative purposes. Investment property is measured at cost less any impairment losses. Rental income from investment property is recorded in the Group’s net sales.
2.8. Leases
          The Group classifies its leases at the inception as finance or operating leases. Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases. Finance leases are capitalized at the lease’s inception at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included as “Borrowings” in the statement of financial position. The interest element of the finance cost is charged to the statement of income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the asset’s useful life and the lease term.
          Payments made under operating leases (net of any incentives received from the lessor) are charged to the statement of income on a straight-line basis over the period of the lease.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
2.9. Goodwill
          Goodwill represents future economic benefits arising from assets that are not capable of being individually identified and separately recognized by the Group on an acquisition. Goodwill is computed as the excess of the consideration over the fair value of the Group’s share of net assets of the acquired subsidiary undertaking at the acquisition date and is allocated to those cash generating units expected to benefit from the acquisition for the purpose of impairment testing. Goodwill arising on the acquisition of subsidiaries is included within “Intangible assets” on the statement of financial position, whilst goodwill arising on the acquisition on joint ventures forms part of the carrying amount of the investments and tested for impairment as part of the overall balance.
          Goodwill arising on the acquisition of foreign entities is treated as an asset of the foreign entity denominated in the local currency and translated at the closing rate.
          Goodwill is not amortized but tested for impairment on an annual basis, or more frequently if there is an indication of impairment. Gains and losses on the disposal of a Group entity include any goodwill relating to the entity sold (See Note 2.12).
2.10. Negative goodwill
          Negative goodwill represents the excess of fair value of the Group’s share of net asset of the acquired subsidiary over the consideration transferred. Negative goodwill is recognized as “Excess of fair value of net assets acquired over cost” in the statement of income. Prior to its recognition, the Company reassesses the identification and measurement of the acquiree’s identifiable assets, liabilities and contingent liabilities and the measurement of the consideration.
2.11. Other intangible assets
          Other intangible assets that are acquired by the Group, which have finite useful lives, are measured at cost less accumulated amortization and impairment losses. These intangible assets comprise trademarks and computer software and are amortized in the statement of income on a straight-line basis over their estimated useful lives estimated to be 10 to 20 years and 3 to 5 years, respectively.
2.12. Impairment of assets
          Goodwill
          For the purpose of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash flows, known as cash-generating units. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. Impairment losses recognized for goodwill can not be reversed in a subsequent period. Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. See Note 4 (b) for details.
          Property, plant and equipment and finite lived intangible assets
          At each statement of financial position date, the Group reviews the carrying amounts of its property, plant and equipment and finite lived intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
2.12. Impairment of assets (continued)
          If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of income.
          Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, not to exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized immediately in the statement of income.
2.13. Biological assets
          Biological assets comprise growing crops (mainly corn, wheat, soybeans, sunflower and rice), sugarcane and coffee and livestock (growing herd and cattle for sale).
          The Group distinguishes between consumable and bearer biological assets, and between mature and immature biological assets. “Consumable” biological assets are those assets that may be harvested as agriculture produce or sold as biological assets, for example livestock intended for the production of meat and/or livestock held for sale. “Bearer” biological assets are those assets capable of producing more than one harvest, for example sugarcane or livestock from which raw milk is produced. “Mature” biological assets are those that have attained harvestable specifications (for consumable biological assets) or are able to sustain regular harvests (for bearer biological assets). “Immature” biological assets are those assets other than mature biological assets.
          Costs are capitalized as biological assets if, and only if, (a) it is probable that future economic benefits will flow to the entity, and (b) the cost can be measured reliably. The Group capitalizes costs such as: planting, harvesting, weeding, seedlings, irrigation, agrochemicals, fertilizers and a systematic allocation of fixed and variable production overheads that are directly attributable to the management of biological assets, among others. Costs that are expensed as incurred include administration and other general overhead and unallocated production overhead, among others.
          Biological assets, both at initial recognition and at each subsequent reporting date, are measured at fair value less costs to sell, except where fair value cannot be reliably measured. Cost approximates fair value, when little biological transformation has taken place since the costs were originally incurred or the impact of biological transformation on price is not expected to be material.
          Gains and losses that arise on measuring biological assets at fair value less costs to sell and measuring agricultural produce at the point of harvest at fair value less costs to sell are recognized in the statement of income in the period in which they arise.
          Where there is an active market for a biological asset or agricultural produce, quoted market prices in the most relevant market are used as a basis to determine the fair value. Otherwise, when there is no active market or market-determined prices are not available, fair value of biological assets is determined through the use of valuation techniques. Therefore, the fair value of biological assets is generally derived from the expected discounted cash flows of the related agricultural produce. The fair value of our agricultural produce at the point of harvest is generally derived from market determined prices. A general description of the determination of fair values based on the Company’s business segments follow:
•	Growing crops:
          Growing crops, for which biological transformation is not significant, are measured at cost, which approximates fair value. Expenditure on growing crops includes land preparation expenses and other direct expenses incurred during the sowing period including labor, seedlings, agrochemicals and fertilizers among others.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
2.13. Biological assets (continued)
          Otherwise, biological assets are measured at fair value less estimated point-of-sale costs at initial recognition and at any subsequent period. Point-of-sale costs include all costs that would be necessary to sell the assets. Gains and losses arising from such measurements are included in the statement of income in the period in which they arise under the line item “Initial recognition and changes in fair value of biological assets and agricultural produce”.
          The fair value of growing crops excluding sugarcane and coffee is measured based on a formula, which takes into consideration the estimated crop yields, estimated market prices and costs, and discount rates. Yields are determined based on several factors including location of farmland, environmental conditions and other restrictions and growth at the time of measurement. Yields are multiplied by sown hectares to determine the estimated tons of crops to be obtained. The tons are then multiplied by a net cash flow determined as the actual crop prices less the direct costs to be incurred. This amount is discounted at a discount rate, which reflects current market assessments of the assets involved and the time value of money.
•	Growing herd and cattle:
          Livestock are measured at fair value less estimated point-of-sale costs, with any changes therein recognized in the statement of income, on initial recognition as well as subsequently at each reporting period. Gains and losses arising from animal growth and changes in livestock numbers are included in the statement of income in the period in which they arise, under the line item “Initial recognition and changes in fair value of biological assets and agricultural produce”. The fair value of livestock is determined based on the actual selling prices less estimated point-of-sale costs on the markets where the Group operates.
•	Coffee:
          The coffee trees are accounted for as plantations and are generally felled after their optimum economic age for use has expired, generally 18 years
          Coffee trees, for which biological growth is not significant, are valued at cost, which approximates fair value. Expenditure on coffee trees planting includes land preparation expenses and other direct expenses incurred during the sowing period including labor, seedlings, agrochemicals and fertilizers among others.
          Coffee trees which have attained significant biological growth are valued through a discounted cash flow model. Revenues are based on yearly coffee production volumes and the price is calculated as the average of daily prices for coffee future contracts (Coffee ICE-NY contracts) for a six months period. Projected costs include maintenance, pruning, land leasing, harvesting and coffee treatment.
          These projections generate cash flows for each productive year, which, after being adjusted to present value at an appropriate discount rate, are the basis to determine the fair value of coffee.
•	Sugarcane:
          The fair value of sugarcane depends on the variety, location and maturity of the plantation. The sugarcanes are accounted for as plantations and are felled after their optimum economic age for use has expired, generally five years.
          Sugarcane, for which biological growth is not significant, is valued at cost, which approximates fair value. Expenditure on sugarcane consists mainly in land preparation expenses and other direct expenses incurred during the sowing period including labor, seedlings, agrochemicals and fertilizers among others.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
2.13. Biological assets (continued)
          Sugarcane which has attained significant biological growth is measured at fair value. The fair value considers estimated revenues are based on yearly production volume (which will be destined to sugar, ethanol, energy and raw cane production) and the price is calculated as the average of daily prices for sugar future contracts (Sugar #11 ICE-NY contracts) for a six months period. Projected costs include maintenance, land leasing, harvesting and transportation.
          The operating cash flows are discounted at a discount rate, which reflects current market assessment of the time value of money and risks involved.
2.14. Inventories
          Inventories comprise of raw materials, finished goods (including harvested agricultural produce and manufactured goods) and others.
          Harvested agricultural produce (except for rice and milk) are perpetually measured at net realizable value until the point of sale because there is an active market in the produce, there is a negligible risk that the produce will not be sold and there is a well-established practice in the industry carrying the inventories at net realizable value. Changes in net realizable value are recognized in the statement of income in the period in which they arise under the line item “Changes in net realizable value of agricultural produce after harvest”.
          All other inventories (including rice and milk) are measured at the lower of cost and net realizable value. Cost is determined using the weighted average method.
2.15. Financial assets
          The Group classifies its financial assets in the following categories: at fair value through profit or loss and loans and receivables. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.
          (a) Financial assets at fair value through profit or loss
          Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term. Derivatives are also categorized as held for trading unless they are designated as hedges. Financial assets are classified as current if realization within 12 months is expected. Otherwise, they are classified as non-current. For all years presented, the Group’s financial assets at fair value through profit or loss comprise mainly derivative financial instruments.
          (b) Loans and receivables
          Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the date of the statement of financial position. The Group’s loans and receivables comprise “trade and other receivables” and “cash and cash equivalents” in the statement of financial position.
          (c) Recognition and measurement
          Regular purchases and sales of financial assets are recognized on the trade-date — the date on which the Group commits to purchase or sell the asset. Financial assets not carried at fair value through profit or loss are initially recognized at fair value plus transaction costs. Financial assets carried at fair value through profit or loss are initially recognized at fair value and transaction costs are expensed in the statement of income. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortized cost using the effective interest method.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
2.15. Financial assets (continued)
          Gains or losses arising from changes in the fair value of the “financial assets at fair value through profit or loss” category are presented in the statement of income within “Other operating income, net” in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognized in the statement of income as part of “Other operating income, net” when the Group’s right to receive payments is established.
          If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models, making maximum use of market inputs and relying as little as possible on entity-specific inputs.
          The Group assesses at each statement of financial position date whether there is objective evidence that a financial asset or a group of financial assets is impaired. Impairment testing of trade receivables is described in Note 2.17.
          (d) Offsetting financial instruments
          Financial assets and liabilities are offset and the net amount reported in the statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.
2.16. Derivative financial instruments and hedging activities
          Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. Commodity future contract fair values are computed with reference to quoted market prices on future exchanges. The fair values of commodity options are calculated using year-end market rates together with common option pricing models. The fair value of interest rate swaps has been calculated using a discounted cash flow analysis.
          The Group manages exposures to financial and commodity risks using hedging instruments that provide the appropriate economic outcome. The principal hedging instruments used may include commodity future contracts, put and call options, foreign exchange forward contracts and interest rate swaps. The Group does not use derivative financial instruments for speculative purposes.
          The Group’s policy is to apply hedge accounting to hedging relationships where it is both permissible under IAS 39, practical to do so and its application reduces volatility, but transactions that may be effective hedges in economic terms may not always qualify for hedge accounting under IAS 39. Any derivatives that the Group holds to hedge these exposures are classified as “held for trading” and are shown in a separate line on the face of the statement of financial position. Gains and losses on commodity derivatives are classified within “Other operating income, net”. Gains and losses on interest rate and foreign exchange rate derivatives are classified within ‘Financial results, net’.
2.17. Trade receivables
          Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less allowance for trade receivables. An allowance for trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognized in the statement of income within selling expenses. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against selling expenses in the statement of income.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
2.18. Cash and cash equivalents
          Cash and cash equivalents includes cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.
2.19. Trade payables
          Trade payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.
2.20. Borrowings
          Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost using the effective interest method. Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the date of the statement of financial position. Borrowing costs are capitalized during the period of time that is required to complete and prepare the asset for its intended use.
2.21. Provisions
          Provisions are recognized when (i) the Group has a present legal or constructive obligation as a result of past events; (ii) it is probable that an outflow of resources will be required to settle the obligation; and (iii) a reliable estimate of the amount of the obligation can be made. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.
2.22. Onerous contracts
          The Group enters into contracts which require the Group to sell commodities in accordance with the Group’s expected requirements. These contracts do not qualify as derivatives. These contracts are not recognized until at least one of the parties has performed under the agreement. However, when the contracts are onerous, the Group recognizes the present obligation under the contracts as a provision included in Provision and other liabilities in the statement of financial position. Losses under these onerous contracts are recognized within “Other operating income, net” in the statement of income.
2.23. Current and deferred income tax
          The Group’s tax benefit for the year comprises the charge for tax currently payable and deferred taxation attributable to the Group’s operating subsidiaries. Tax is recognized in the statement of income, except to the extent that it relates to items recognized directly in equity. In this case, the tax is also recognized in equity.
          The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the date of the statement of financial position in the countries where the Group’s subsidiaries and joint ventures operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
2.23. Current and deferred income tax (continued)
          Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the date of the statement of financial position and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.
          Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.
          Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.
          The Group is able to control the timing of dividends from its subsidiaries and hence does not expect to remit overseas earnings in the foreseeable future in a way that would result in a charge to taxable profit. Hence deferred tax is recognized in respect of the retained earnings of overseas subsidiaries only to the extent that, at the date of the statement of financial position, dividends have been accrued as receivable or a binding agreement to distribute past earnings in future has been entered into by the subsidiary.
2.24. Revenue recognition
          The Group’s primary activities comprise agricultural and agro-industrial activities.
          The Group’s agricultural activities comprise growing and selling agricultural produce. In accordance with IAS 41 “Agriculture”, cattle are measured at fair value with changes therein recognized in the statement of income as they arise. Harvested produce is measured at net realizable value with changes therein recognized in the statement of income as they arise. Therefore, sales of agricultural produce and cattle generally do not generate any separate gains or losses in the statement of income. See Notes 2.13 and 2.14 for additional details.
          The Group’s agro-industrial activities comprise the selling of manufactured products (i.e. industrialized rice, milk-related products, coffee, ethanol, sugar, among others). Sales of manufacturing products are measured at the fair value of the consideration received or receivable, net of returns and allowances, trade and other discounts as applicable. Revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, and there is no continuing management involvement with the goods. Transfers of risks and rewards vary depending on the individual terms of the contract of sale. For export shipments, transfer occurs upon loading of the goods onto the relevant carrier.
          The Group also provides certain agricultural-related services such as grain warehousing/conditioning and other services, e.g. handling and drying services. Revenue from services is recognized as services are provided.
          In December 2009, the Group began leasing owned farmland property to third parties under operating lease agreements. The leased assets are included within investment property on the Group’s statement of financial position. Rental income is recognized on a straight-line basis over the period of the lease.
          As from 2009, the Group is a party to a 10-year power agreement for the sale of electricity. The delivery period starts in May and ends in November of each year. In addition, as from 2010, the Group is a party to a 15-year power agreement which delivery period starts in April and ends in November of each year. Prices under both agreements are adjusted annually for inflation. Revenue related to the sale of electricity under these two agreements is recorded based upon output delivered.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
2.25. Farmlands sales
          The Group’s strategy is to profit from land appreciation value generated through the transformation of its productive capabilities. Therefore, the Group may seek to realize value from the sale of farmland assets and businesses.
          Farmland sales are not recognized until (i) the sale is completed, (ii) the Group has determined that it is probable the buyer will pay, (iii) the amount of revenue can be measured reliably, and (iv) the Group has transferred to the buyer the risk of ownership, and does not have a continuing involvement. Gains from “farmland sales” are included in the statement of income under the line item “Other operating income, net”.
2.26. Earnings per share
          Basic loss per share is calculated by dividing the net loss for the period attributable to equity holders of the parent by the weighted average number of ordinary shares outstanding during the year. Diluted net loss per share is computed by dividing the net loss for the period by the weighted average number of ordinary shares outstanding, and when dilutive, adjusted for the effect of all potentially dilutive shares, including share options, on an as-if converted basis. For all periods presented, there were no differences in the weighted-average number of ordinary shares used for basic and diluted net loss per share as the effect of all potentially dilutive shares outstanding was anti-dilutive.
2.27. Equity-settled share-based payments
          The Group issues equity settled share-based payments to certain directors, top management and employees. Options under the awards are measured at fair value at the date of grant. Management measures the fair value using the valuation technique that they consider to be the most appropriate to value each class of award. Methods used may include Black-Scholes calculations or other models as appropriate. The valuations take into account factors such as non-transferability, exercise restrictions and behavioral considerations. An expense is recognized to spread the fair value of each award over the vesting period on a straight-line basis, after allowing for an estimate of the awards that will eventually vest. The estimate of the level of vesting is reviewed at least annually, with any impact on the cumulative charge being recognized immediately.
2.28. Research and development
          Research phase expenditure is expensed as incurred. Development expenditure is capitalized as an internally generated intangible asset only if it meets strict criteria, relating in particular to technical feasibility and generation of future economic benefits. Research expenses have been immaterial to date. The Group has not capitalized any development expenses to date.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
3. Financial risk management
          Risk management principles and processes
          The Group’s activities are exposed to a variety of financial risks. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize the Group’s capital costs by using suitable means of financing and to manage and control the Group’s financial risks effectively. The Group uses financial instruments to hedge certain risk exposures.
          The Group’s approach to the identification, assessment and mitigation of risk is carried out by a Strategy Committee, which focuses on timely and appropriate management of risk. This Strategy Committee has overall accountability for the identification and management of risk across the Group.
          The principal financial risks arising from financial instruments are raw material price risk, end-product price risk, exchange rate risk, interest rate risk, liquidity risk and credit risk. This section provides a description of the principal risks and uncertainties that could have a material adverse effect on the Group’s strategy, performance, results of operations and financial condition. The principal risks and uncertainties facing the business, set out below, do not appear in any particular order of potential materiality or probability of occurrence.
•	Exchange rate risk
          The Group’s cash flows, statement of income and statement of financial position are presented in US dollars and may be affected by fluctuations in exchange rates. Currency risks as defined by IFRS 7 arise on account of monetary assets and liabilities being denominated in a currency that is not the functional currency.
          A significant majority of the Group’s business activities is conducted in the respective functional currencies of the subsidiaries (primarily the Brazilian Reais and the Argentine Peso). However, the Group transacts in currencies other than the respective functional currencies of the subsidiaries. To date, transactions denominated in currencies other than the respective functional currencies are denominated in US dollars. There are monetary balances held by the Group companies at each year-end that are denominated in US dollars (non-functional currency).
          The Group’s net financial position exposure to the US dollar is managed on a case-by-case basis, partly by hedging certain expected cash flows with foreign exchange derivative contracts.
          The following tables show the Group’s net monetary position broken down by various currencies for each functional currency in which the Group operates for all the periods presented. All amounts are shown in US dollars.

	2010
	Functional currency
Net monetary position	Argentine	Brazilian	Uruguayan
(Liability)/ Asset	Peso	Reais	Peso	US Dollar	Total

Argentine Peso	(36,845)	—	—	—	(36,845)
Brazilian Reais	—	(222,106)	—	—	(222,106)
US Dollar	(71,378)	(33,361)	32,854	2,139	(69,746)
Uruguayan Peso	—	—	(56)	—	(56)

Total	(108,223)	(255,467)	32,798	2.139	(328,753)

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
3. Financial risk management (continued)

	2009
	Functional currency
Net monetary position	Argentine	Brazilian	Uruguayan
(Liability)/ Asset	Peso	Reais	Peso	US Dollar	Total

Argentine Peso	25,438	—	—	—	25,438
Brazilian Reais	—	(28,337)	—	—	(28,337)
US Dollar	(86,786)	(148,252)	(2,483)	52,471	(185,050)
Uruguayan Peso	—	—	5,260	—	5,260

Total	(61,348)	(176,589)	2,777	52,471	(182,689)

	2008
	Functional currency
Net monetary position	Argentine	Brazilian	Uruguayan
(Liability)/ Asset	Peso	Reais	Peso	US Dollar	Total

Argentine Peso	(17,028)	—	—	—	(17,028)
Brazilian Reais	—	(29,343)	—	—	(29,343)
US Dollar	(45,461)	(106,180)	(3,105)	83,959	(70,787)
Uruguayan Peso	—	—	547	—	547

Total	(62,489)	(135,523)	(2,558)	83,959	(116,611)

          The Group’s analysis is carried out based on the exposure of each functional currency subsidiary against the US dollar. The Group estimates that, other factors being constant, a 10% devaluation (revaluation) of the respective functional currencies against the US dollar at year-end would (increase) or decrease (Loss) Profit Before Income Tax for the years ended December 31, 2010, 2009 and 2008, as described in the tables below:

2010
Functional currency
	Argentine	Brazilian	Uruguayan
Net monetary position	Peso	Reais	Peso	US Dollar	Total

Argentine Peso	n/a	—	—	—	—
Brazilian Reais	—	n/a	—	—	—
US Dollar	(7,138)	(3,336)	3,285	n/a	(7,189)
Uruguayan Peso	—	—	n/a	—	—

(Increase) or decrease in (Loss) Profit Before Income Tax	(7,138)	(3,336)	3,285	—	(7,189)

2009
Functional currency
	Argentine	Brazilian	Uruguayan
Net monetary position	Peso	Reais	Peso	US Dollar	Total

Argentine Peso	n/a	—	—	—	—
Brazilian Reais	—	n/a	—	—	—
US Dollar	(8,679)	(14,825)	(248)	n/a	(23,752)
Uruguayan Peso	—	—	n/a	—	—

(Increase) or decrease in (Loss) Before Income Tax	(8,679)	(14,825)	(248)	—	(23,752)

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
3. Financial risk management (continued)

2008
Functional currency
	Argentine	Brazilian	Uruguayan
Net monetary position	Peso	Reais	Peso	US Dollar	Total

Argentine Peso	n/a	—	—	—	—
Brazilian Reais	—	n/a	—	—	—
US Dollar	(4,546)	(10,618)	(310)	n/a	(15,474)
Uruguayan Peso	—	—	n/a	—	—

(Increase) or decrease in (Loss) Before Income Tax	(4,546)	(10,618)	(310)	—	(15,474)

•	Raw material price risk
          Inflation in raw materials costs and in the costs of goods and services from industry suppliers and manufacturers presents risks to project economics. A significant portion of the Group’s cost structure includes the cost of raw materials primarily seeds, fertilizers and agrochemicals, among others. Prices for these raw materials may vary significantly.
          The Group estimates that, for the years ended December 31, 2010, 2009 and 2008, other factors being constant, a 5% increase (or decrease) in prices of raw materials would (increase) or decrease Loss Before Income Tax by approximately (US$ 6,810 ), (US$ 5,729) and (US$ 2,556), respectively.
•	End-product price risk
          Prices for commodities products have historically been cyclical, reflecting overall economic conditions and changes in capacity within the industry, which affect the profitability of entities engaged in the agribusiness industry. The Group’s commercial team combines different actions to minimize downside risk. A percentage of crops are to be sold during and post harvest period. The Group manages minimum and maximum prices for each commodity and the aim is to pick the best spot to sell. End-product price risks are hedged if economically viable and possible. A movement in end-product prices would result in a change in the fair value of the end product hedging contracts. These fair value changes, after taxes, are recorded in the statement of income. The Group uses a variety of commodity-based derivative instruments to manage its exposure to price volatility stemming from its integrated crop production activities. These instruments consist mainly of crop future contracts, but also includes occasionally put and call options.
          Contract positions are designed to ensure that the Group would receive a defined minimum price for certain quantities of its production. The counterparties to these instruments generally are major financial institutions. In entering into these contracts, the Group has assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. The Group does not expect any losses as a result of counterparty defaults. The Group is also obliged to pay margin deposits and premiums for these instruments. These estimates represent only the sensitivity of the financial instruments to market risk and not the Group exposure to end product price risks as a whole, since the crops and cattle products sales are not financial instruments within the scope of IFRS 7 disclosure requirements.
          The Group estimates that, for the years ended December 31, 2010, 2009 and 2008, other factors being constant, and a 5% increase (or decrease) in prices of the Group’s end products would (increase) or decrease Loss Before Income Tax by approximately (US$ 1,280), (US$ 1,507) and (US$ 2,025), respectively.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
3.	Financial risk management (continued)
•	Liquidity risk
          The Group is exposed to liquidity risks, including risks associated with refinancing borrowings as they mature, the risk that borrowing facilities are not available to meet cash requirements and the risk that financial assets cannot readily be converted to cash without loss of value. Failure to manage financing risks could have a material impact on the Group’s cash flow and statement of financial position.
          Prudent liquidity risk management includes managing the profile of debt maturities and funding sources, maintaining sufficient cash, and ensuring the availability of funding from an adequate amount of committed credit facilities and the ability to close out market positions. The Group’s ability to fund its existing and prospective debt requirements is managed by maintaining diversified funding sources with adequate committed funding lines from high quality lenders.
          The table below analyses the Group’s non-derivative financial liabilities and derivative financial liabilities into relevant maturity groupings based on the remaining period at the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and as a result they do not reconcile to the amounts disclosed on the statement of financial position except for short-term payables when discounting is not applied.

	Less than	Between	Between 2	Over
At 31 December 2010	1 year	1 and 2 years	and 5 years	5 Years	Total

Trade and other payables	66,106	606	1,883	3,568	72,163
Borrowings (excluding finance lease liabilities)	138,433	93,330	108,536	48,725	389,024
Finance leases	367	81	—	—	448
Derivative financial instruments	8,920	—	—	—	8,920

Total	213,826	94,017	110,419	52,293	470,555

	Less than	Between	Between 2	Over
At 31 December 2009	1 year	1 and 2 years	and 5 years	5 Years	Total

Trade and other payables	53,161	5,145	—	—	58,306
Borrowings (excluding finance lease liabilities)	102,970	74,391	121,712	6,788	305,861
Finance leases	677	243	—	—	920
Derivative financial instruments	12,607	280	—	—	12,887

Total	169,415	80,059	121,712	6,788	377,974

	Less than	Between	Between 2	Over
At 31 December 2008	1 year	1 and 2 years	and 5 years	5 Years	Total

Trade and other payables	39,782	2,679	—	—	42,461
Borrowings (excluding finance lease liabilities)	223,587	1,381	1,311	1,152	227,431
Finance leases	627	255	—	—	882
Derivative financial instruments	4,159	—	—	—	4,159

Total	268,155	4,315	1,311	1,152	274,933

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
3.	Financial risk management (continued)
•	Interest rate risk
          The Group’s financing costs may be significantly affected by interest rate volatility. Borrowings under the Group’s interest rate management policy may be fixed or floating rate. The Group maintains adequate committed borrowing facilities and holds most of its financial assets primarily in short-term, highly liquid investments that are readily convertible to known amounts of cash.
          The Group’s interest rate risk arises from long-term borrowings. Borrowings issued at floating rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The interest rate profile of the Group’s borrowings is set out in Note 20.
          The Group occasionally manages its cash flow interest rate risk exposure by using floating-to-fixed interest rate swaps. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates. Occasionally, the Group may enter into fixed-to-floating interest rate swaps to hedge the fair value interest rate risk arising where it has borrowed at fixed rates. The Group’s borrowings at variable rate were primarily US dollar or Brazilian Reais denominated.
          The following table shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary issuing the loans (excluding finance leases).
          The analysis for the year ended December 31, 2010 is as follows (all amounts are shown in US dollars):

	2010
	Functional currency
	Argentine	Brazilian
Rate per currency denomination	Peso	Reais	Uruguayan Peso	Total

Fixed rate:
Argentine Peso	13	—	—	13
Brazilian Reais	—	76,253	—	76,253
US Dollar	34,465	7,013	475	41,953
Uruguayan Peso	—	—	62	62

Subtotal Fixed-rate borrowings	34,478	83,266	537	118,281

Variable rate:
Argentine Peso	—	—	—	—
Brazilian Reais	—	113,514	—	113,514
US Dollar	64,053	93,176	—	157,229

Subtotal Variable-rate borrowings	64,053	206,690	—	270,743

Total borrowings as per analysis	98,531	289,956	537	389,024

Finance leases	171	277	—	448

Total borrowings as per statement of financial position	98,702	290,233	537	389,472

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
3.	Financial risk management (continued)

The analysis for the year ended December 31, 2009 is as follows (all amounts are shown in US dollars):

	2009
	Functional currency
	Argentine	Brazilian
Rate per currency denomination	Peso	Reais	Uruguayan Peso	Total

Fixed rate:
Argentine Peso	88	—	—	88
Brazilian Reais	—	7,241	—	7,241
US Dollar	49,608	—	—	49,608
Uruguayan Peso	—	—	40	40

Subtotal Fixed-rate borrowings	49,696	7,241	40	56,977

Variable rate:
Argentine Peso	—	—	—	—
Brazilian Reais	—	139,695	—	139,695
US Dollar	49,992	59,197	—	109,189

Subtotal Variable-rate borrowings	49,992	198,892	—	248,884

Total borrowings as per analysis	99,688	206,133	40	305,861

Finance leases	257	663	—	920

Total borrowings as per statement of financial position	99,945	206,796	40	306,781

          The analysis for the year ended December 31, 2008 is as follows (all amounts are shown in US dollars):

	2008
	Functional currency
	Argentine	Brazilian
Rate per currency denomination	Peso	Reais	Uruguayan Peso	Total

Fixed rate:
Argentine Peso	35,343	—	—	35,343
Brazilian Reais	—	5,560	—	5,560
US Dollar	53,599	—	1,703	55,302

Subtotal Fixed-rate borrowings	88,942	5,560	1,703	96,205

Variable rate:
Argentine Peso	—	—	—	—
Brazilian Reais	—	22,425	—	22,425
US Dollar	—	108,801	—	108,801

Subtotal Variable-rate borrowings	—	131,226	—	131,226

Total borrowings as per analysis	88,942	136,786	1,703	227,431

Finance leases	—	882	—	882

Total borrowings as per statement of financial position	88,942	137,668	1,703	228,313

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
3.	Financial risk management (continued)
          At December 31, 2010, 2009 and 2008, if interest rates on floating-rate borrowings had been 1% higher (or lower) with all other variables held constant, (Loss) Before Income Tax for the year would (increase) or decrease as follows:

	2010
	Functional currency
	Argentine	Brazilian
Rate per currency denomination	Peso	Reais	Uruguayan Peso	Total

Variable rate:
Argentine Peso	—	—	—	—
Brazilian Reais	—	(1,134)	—	(1,134)
US Dollar	(641)	(932)	—	(1,573)

Total effects on (Loss) Before Income Tax	(641)	(2,066)	—	(2,707)

	2009
	Functional currency
	Argentine	Brazilian
Rate per currency denomination	Peso	Reais	Uruguayan Peso	Total

Variable rate:
Argentine Peso	—	—	—	—
Brazilian Reais	—	(1,397)	—	(1,397)
US Dollar	(500)	(592)	—	(1,092)

Total effects on (Loss) Before Income Tax	(500)	(1,989)	—	(2,489)

	2008
	Functional currency
	Argentine	Brazilian
Rate per currency denomination	Peso	Reais	Uruguayan Peso	Total

Variable rate:
Argentine Peso	—	—	—	—
Brazilian Reais	—	(224)	—	(224)
US Dollar	—	(1,088)	—	(1,088)

Total effects on (Loss) Before Income Tax	—	(1,312)	—	(1,312)

          The sensitivity analysis has been determined assuming that the change in interest rates had occurred at the date of the statement of financial position and had been applied to the exposure to interest rate risk for financial instruments in existence at that date. The 100 basis point increase or decrease represents management’s assessment of a reasonable possible change in those interest rates, which have the most impact on the Group, specifically the United States and Brazilian rates over the period until the next annual statement of financial position date.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
3.	Financial risk management (continued)
•	Credit risk
          The Group’s exposure to credit risk takes the form of a loss that would be recognized if counterparties failed to, or were unable to, meet their payment obligations. These risks may arise in certain agreements in relation to amounts owed for physical product sales, the use of derivative instruments, and the investment of surplus cash balances. The Group is also exposed to political and economic risk events, which may cause non-payment of foreign currency obligations to the Group. The current credit crisis could also lead to the failure of companies in the sector, potentially including customers, partners, contractors and suppliers.
          The Group is subject to credit risk arising from outstanding receivables, cash and cash equivalents and deposits with banks and financial institutions, and from the use of derivative financial instruments. The Group’s policy is to manage credit exposure to trading counterparties within defined trading limits. All of the Group’s significant counterparties are assigned internal credit limits (no individual trading counterparty has a credit limit higher to US$ 1.5 million).
          The Group sells manufactured products, agricultural products and offers services to a large base of customers. Type and class of customers may differ depending on the Group ´s business segments. More than 79% of the Group’s sales of crops are exported through 6 well-known exporters with good quality standing. Sales of cattle are well dispersed. Sales of ethanol are concentrated with 10 external customers of which 4 amount for more than two-thirds of sales. Approximately 87% of the Group’s sales of sugar relate to “Very High Polarization or VHP sugar” and are dispersed among several customers. The remaining 13% of sugar sales relate to “cristal sugar” and are concentrated with few customers. Energy sales are 5.1% of total sales of the Group and involve a small amount of external customers.
          No credit limits were exceeded during the reporting periods and management does not expect any losses from non-performance by these counterparties. If any of the Group’s customers are independently rated, these ratings are used. Otherwise, if there is no independent rating, the Group assesses the credit quality of the customer taking into account its financial position, past experience and other factors (see Note 12 for details). The Group may seek cash collateral, letter of credit or parent company guarantees, as considered appropriate. Sales to customers are primarily made by credit with customary payment terms. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the statement of financial position after deducting any impairment allowance. The Group’s exposure of credit risk arising from trade receivables is set out in Note 12.
          The Group is exposed to counterparty credit risk on cash and cash equivalent balances. The Group holds cash on deposit with a number of financial institutions. The Group manages its credit risk exposure by limiting individual deposits to clearly defined limits. The Group only deposits with high quality banks and financial institutions. The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents in the statement of financial position. The Group’s exposure of credit risk arising from cash and cash equivalents is set out in Note 14.
          The Group’s primary objective for holding derivative financial instruments is to manage currency exchange rate risk, interest rate risk and commodity price risk. The Group generally enters into derivative transactions with high-credit-quality counterparties and, by policy, limit the amount of credit exposure to any one counterparty based on an analysis of that counterparty’s relative credit standing. The amounts subject to credit risk related to derivative instruments are generally limited to the amounts, if any, by which a counterparty’s obligations exceed the obligations with that counterparty.
          Similarly, transactions involving derivative financial instruments are with counterparties with high credit ratings (See Note 11 for details). Management does not expect any counterparty to fail to meet its obligations.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
3.	Financial risk management (continued)
•	Capital risk management
          The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for members and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt. Consistent with others in the industry, the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as total debt (including current and non-current borrowings as shown in the consolidated statement of financial position, if applicable) divided by total capital. Total capital is calculated as equity, as shown in the consolidated statement of financial position, plus total debt. During the year ended December 31, 2010, the Group’s strategy, which was unchanged from 2009, was to maintain the gearing ratio within 0.18 to 0.40, as follows:

	2010	2009	2008
Total Debt	389,472	306,781	228,313
Total Equity	723,102	757,156	638,428

Total Capital	1,112,574	1,063,937	866,741

Gearing Ratio	0.35	0.29	0.26

•	Derivative financial instruments
          As part of its business operations, the Group uses a variety of derivative financial instruments to manage its exposure to the financial risks discussed above. As part of this strategy, the Group may enter into (i) interest rate derivatives to manage the composition of floating and fixed rate debt; (ii) currency derivatives to hedge certain foreign currency cash flows and to adjust the currency composition of its assets and liabilities; and (iii) crop future contracts and put and call options to manage its exposure to price volatility stemming from its integrated crop production activities. The Group’s policy is not to use derivatives for speculative purposes.
          Derivative financial instruments involve, to a varying degree, elements of market and credit risk not recognized in the financial statements. The market risk associated with these instruments resulting from price movements is expected to offset the market risk of the underlying transactions, assets and liabilities, being hedged. The counterparties to the agreements relating to the Group’s contracts generally are large institutions with credit ratings equal to or higher than the Group’s. The Group continually monitors the credit rating of such counterparties and seeks to limit its financial exposure to any one financial institution. While the contract or notional amounts of derivative financial instruments provide one measure of the volume of these transactions, they do not represent the amount of the Group’s exposure to credit risk. The amounts potentially subject to credit risk (arising from the possible inability of counterparties to meet the terms of their contracts) are generally limited to the amounts, if any, by which the counterparties’ obligations under the contracts exceed the Group’s obligations to the counterparties. Non-hedging derivatives are classified as current when realization within 12 months is expected. Otherwise they are classified as non-current, although any portion that is expected to be realized within 12 months of the date of the statement of financial position is presented as current.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
3.	Financial risk management (continued)
          The following table shows the outstanding positions for each type of derivative contract as of the date of each statement of financial position:
•	Futures
          As of December 31, 2010

	2010
			Market
		Notional	Value Asset/
Type of derivative contract	Tons	amount	(Liability)	(Loss)/ Gain
Futures:
Sale
Corn	6.9	149	141	141
Soybean	24.6	5,939	(2,789)	(2,789)
Sugar	34.3	15,955	(3,287)	(3,287)
Coffee	0.8	3,213	(2,231)	(2,231)
Wheat	0.6	111	(4)	(4)

Total	67.2	25,367	(8,170)	(8,170)

          As of December 31, 2009

	2009
			Market
		Notional	Value Asset/
Type of derivative contract	Tons	amount	(Liability)	(Loss)/ Gain
Futures:
Sale
Corn	26.8	3,835	(19)	(19)
Soybean	20.1	4,740	(184)	(184)
Sugar	92.2	42,283	(11,712)	(11,712)
Coffee	0.5	16	99	99

Total	139.6	50,874	(11,816)	(11,816)

          As of December 31, 2008

	2008
			Market
		Notional	Value Asset/
Type of derivative contract	Tons	amount	(Liability)	(Loss)/Gain
Futures:
Sale
Corn	15.9	2,053	249	249
Soybean	30.9	8,190	1,323	1,323
Wheat	1.5	208	5	5

Total	48.3	10,451	1,577	1,577

          Commodity future contract fair values are computed with reference to quoted market prices on future exchanges.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
3.	Financial risk management (continued)
•	Floating-to-fixed interest rate swaps
          In January 2009, the Group entered into a floating-to-fixed interest rate swap to hedge against the variability of the cash flows of the Tranche B facility entered into with the IDB. Tranche B of the IDB facility comprises a five-year US$ 48.2 million loan bearing interest at 180-day LIBOR plus 4.75% per annum. (See Note 20 for additional details). The Group’s exposure to interest rate changes through the Tranche B loan has been fully hedged through the use of an amortizing interest rate swap. This hedging arrangement will fully offset any additional interest rate expense incurred as a result of increases in interest rates. The notional amount of the agreement was US$ 48.2 million. This swap agreement expires on November 15, 2013. The Group did not apply hedge accounting to this agreement. As of December 31, 2010 and 2009, the Group recorded a liability of US$ 0.6 million and US$ 1 million respectively, the estimated fair value of the swap at those dates.
          In September 2010, the Group’s subsidiaries in Brazil, Angélica and UMA, entered into respective interest rate swap agreements to hedge their interest payments under certain of their loans. Angélica’s facility with Banco Pine comprises a two-year US dollar denominated 6.0 million loan bearing interest at fixed rate of 11.25% per annum. Interest payments are hedged against local Brazilian Interbanking Deposit floating rate (“CDI”). UMA ´s facility with HSBC Bank comprises a two-year US dollar denominated 7.0 million loan bearing exchange variation plus 7.30% per annum. Interest payments are hedged against 99.80% of CDI floating rate. These swap agreements expire in August 2012. The Group did not apply hedge accounting to these agreements. As of December 31, 2010, the Group recorded liabilities of US$ 0.02 million and US$ 0.02 million respectively, the estimated fair value at that date of the swap of Angélica and UMA.
          The Group evaluated the impact on interest expense for the year considering an immediate 100 basis point change in interest rates. For the years ended December 31, 2010, 2009 and 2008, a 100 basis point increase/decrease in interest rates would result in an increase/decrease in interest expense of US$ 0.7 million, US$ nil and US$ 0.08 million, respectively.
          The Group evaluated the impact on the interest rate swaps’ fair value considering an immediate 100 basis point change in interest rates. As of December 31, 2010 and 2009, a 100 basis point increase/decrease in interest rates would result in an approximate US$ 0.5 million and US$ 0.5 million increase/decrease in the fair value of interest rate swap, respectively. The fair value of the swap has been calculated using a discounted cash flow analysis.
4.	Critical accounting estimates and judgments
          Critical accounting policies are those that are most important to the portrayal of the Group’s financial condition, results of operations and cash flows, and require management to make difficult, subjective or complex judgments and estimates about matters that are inherently uncertain. Management bases its estimates on historical experience and other assumptions that it believes are reasonable. The Group’s critical accounting policies are discussed below.
          Actual results could differ from estimates used in employing the critical accounting policies and these could have a material impact on the Group’s results of operations. The Group also has other policies that are considered key accounting policies, such as the policy for revenue recognition. However, these other policies, which are discussed in the notes to the Group’s financial statements, do not meet the definition of critical accounting estimates, because they do not generally require estimates to be made or judgments that are difficult or subjective.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
4.	Critical accounting estimates and judgments (continued)

(a)	Business combinations — purchase price allocation
          Accounting for business combinations requires the allocation of the Group’s purchase price to the various assets and liabilities of the acquired business at their respective fair values. The Group uses all available information to make these fair value determinations, and for major acquisitions, may hire an independent appraisal firm to assist in making fair value estimates. In some instances, assumptions with respect to the timing and amount of future revenues and expenses associated with an asset might have to be used in determining its fair value. Actual timing and amount of net cash flows from revenues and expenses related to that asset over time may differ materially from those initial estimates, and if the timing is delayed significantly or if the net cash flows decline significantly, the asset could become impaired.
          (b) Impairment testing
          At the date of each statement of financial position, the Group reviews the carrying amounts of its property, plant and equipment and finite lived intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. The Group’s property, plant and equipment items generally do not generate independent cash flows.
          Goodwill on acquisition is initially measured at cost being the excess of the cost of the business combination over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities. As of the acquisition date, any goodwill acquired is allocated to the cash-generating unit (‘CGU’) expected to benefit from the business combination.
          Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the carrying amount may be impaired. The impairment review requires management to undertake certain judgments, including estimating the recoverable value of the CGU to which the goodwill relates, based on either fair value less costs-to-sell or the value-in-use, as appropriate, in order to reach a conclusion on whether it deems the goodwill is impaired or not.
          For purposes of the impairment testing, each CGU represents the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or group of assets.
          Farmland businesses may be used for different activities that may generate independent cash flows. When farmland businesses are used for single activities (i.e. crops), these are considered as one CGU. Generally, each separate farmland business within Argentina and Uruguay are treated as single CGUs. Otherwise, when farmland businesses are used for more than one segment activity (i.e. crops and cattle or rental income), the farmland is further subdivided into two or more CGUs, as appropriate, for purposes of impairment testing. For its properties in Brazil, management identified a farmland together with its related mill as separate CGUs.
          Based on these criteria, management identified a total amount of thirty-six CGUs.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
4.	Critical accounting estimates and judgments (continued)
          For the years ended December 31, 2009 and 2008, due to the situation in the international markets and domestic issues within the countries where the Group operates, the Group tested for impairment all CGUs regardless of which CGUs have allocated any goodwill.
          For the year ended December 31, 2010, the Group only tested for impairment in Argentina and Uruguay CGUs with allocated goodwill, due to there is not any indication that those assets have suffered an impairment loss. Additionally, the Group tested all CGUs in Brazil due mainly to the operating losses from continuing operations suffered during that period in the Coffee and Sugar, Ethanol and Energy segments.
          Estimating the fair value less costs-to-sell is based on the best information available, and refers to the amount at which the CGU could be bought or sold in a current transaction between willing parties. In calculating the fair value less costs-to-sell and value-in-use of its CGUs, management may be assisted by the work of external advisors.
          CGUs tested based on a fair-value-less-costs-to-sell model for the years ended December 31, 2010, 2009 and 2008:
          The Group identified 31 CGUs in Argentina and Uruguay. The Group tested all of these CGUs based on a fair value less costs-to-sell model as of December 31, 2009 and 2008. When using this model, the Group applies the “sales comparison approach” as its method of valuing most properties. This method relies on results of sales of similar agricultural properties to estimate the value of the CGU. This approach is based on the theory that the fair value of a property is directly related to the selling prices of similar properties. The fair value of farmland property is the amount of money the Group would realize if sold at arm’s length by a willing seller to a willing buyer.
          Fair values are determined by extensive analysis. Farmland values are based on the land’s productive capability and other factors such as climate and location. Farmland is assessed according to its productivity value, that is, the ability of the land to produce crops and/or maintain livestock. Farmland ratings are established by considering such factors as soil texture and quality, yields, topography, drainage and rain levels. Farmland may contain farm outbuildings. A farm outbuilding is any improvement or structure that is used for farming operations. Outbuildings are valued based on their size, age and design.
          Based on the factors described above, each farm property is assigned different soil classifications for the purposes of establishing a value. Soil classifications quantify the factors that contribute to the agricultural capability of the soil. Soil classifications range from the most productive to the least productive.
          The first step to establishing an assessment for a farm property is a sales investigation that identifies the valid farm sales in the area where the farm is located.
          A price per hectare is assigned for each soil class within each farm property. This price per hectare is determined based on the quantitative and qualitative analysis described above considering parameters such as:
•	Current soil productivity and yields;

•	Potential soil productivity based on market participant best use of soil property;

•	Projected gross margin derived from soil use;

•	Rental value obtained for soil use, if applicable;

•	Similar comparable farmland property within the topographic area.
          The results are then tested against actual sales, if any, and current market conditions to ensure the values produced are accurate, consistent and fair.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
4. Critical accounting estimates and judgments (continued)
          The following table shows only the 8 CGUs where goodwill was allocated as of December 31, 2010, 2009 and 2008 and the corresponding amount of goodwill allocated to each one:

	December 31,	December 31,	December 31,
CGU / Operating segment / Country	2010	2009	2008
La Carolina / Crops / Argentina	176	189	209
La Carolina / Cattle / Argentina	29	31	34
El Orden / Crops / Argentina	215	218	240
El Orden / Cattle / Argentina	35	36	40
La Guarida / Crops / Argentina	2,574	3,141	3,187
La Guarida / Cattle / Argentina	255	304	309
Los Guayacanes / Crops / Argentina	1,966	2,426	2,463
Doña Marina / Rice / Argentina	7,023	—	—

Closing net book amount of goodwill allocated to CGUs (Note 8)	12,273	6,345	6,482

Closing net book amount of PPE items and other assets	76,779	52,759	58,294

Total assets allocated to 8 CGUs	89,052	59,104	64,776

          The remaining 23 CGUs in Argentina and Uruguay without allocated goodwill are not detailed here for simplicity purposes. Property, plant and equipment, investment property, and finite-life intangible assets allocated to these 24 CGUs have an aggregated net book value of US$ 217,138 and US$ 229,079 as of December 31, 2009 and 2008, respectively.
          Based on the testing above, the Group determined that none of the CGUs, with allocated goodwill, were impaired as of December 31, 2010, 2009 and 2008. Additionally, none of the CGUs without allocated goodwill, were impaired as of December 31, 2009 and 2008.
          CGUs tested based on a value-in-use model for the years ended December 31, 2010, 2009 and 2008:
          The Group identified 5 CGUs in Brazil. The Group tested all CGUs in Brazil based on a value-in-use model. In performing the value-in-use calculation, the Group applied pre-tax rates to discount the future pre-tax cash flows. In each case, these key assumptions have been made by management reflecting past experience and are consistent with relevant external sources of information, such as appropriate market data.
          The key assumptions used by management in the value-in-use calculations which are considered to be most sensitive to the calculation are:

Key Assumptions	2010	2009	2008
Financial projections	Covers 8 years for Ivinhema Covers 4 years for all others	Covers 8 years for Ivinhema Covers 4 years for all others	Covers 8 years for Ivinhema Covers 4 years for all others
Yield average growth rates	1-3%	1-3%	1-2%
Future pricing increases	2% per annum	2% per annum	2% per annum
Future cost increases	2% per annum	2% per annum	2% per annum
Discount rates	8.67%	9.81%	12.4%
Perpetuity rate	2.5%	2.5%	2.5%
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
4. Critical accounting estimates and judgments (continued)
          Discount rates are based on the risk-free rate for U.S. government bonds, adjusted for a risk premium to reflect the increased risk of investing in South America and Brazil in particular. The risk premium adjustment is assessed for factors specific to the respective CGUs and reflects the countries that the CGUs operate in.
          The following table shows only the 3 CGUs where goodwill was allocated as of December 31, 2010, 2009 and 2008 and the corresponding amount of goodwill allocated to each one:

	December 31,	December 31,	December 31,
CGU/ Operating segment	2010	2009	2008
Ivinhema / Sugar, Ethanol and Energy	9,531	9,120	6,796
UMA / Sugar, Ethanol and Energy	3,575	3,421	2,549
UMA (f.k.a. Alfenas Café Ltda) / Coffee	1,115	1,067	794

Closing net book amount of goodwill allocated to CGUs (Note 8)	14,221	13,608	10,139

Closing net book amount of PPE items and other assets	88,324	90,157	85,981

Total assets allocated to 3 CGUs	102,545	103,765	96,120

          The remaining 2 CGUs in Brazil without allocated goodwill are not detailed here for simplicity purposes. Property, plant and equipment and finite-life intangible assets allocated to these 2 CGUs have an aggregated net book value of US$ 403,494, US$ 345,976 and US$ 199,552 as of December 31, 2010, 2009 and 2008, respectively.
          Based on the testing above, the Group determined that none of the CGUs where value-in-use was applied were impaired as of December 31, 2010, 2009 and 2008.
          Management views these assumptions as conservative and does not believe that any reasonable change in the assumptions would cause the carrying value of these CGU’s to exceed the recoverable amount.
          (c) Biological assets
          The nature of the Group’s biological assets and the basis of determination of their fair value are explained under Note 2.13. The discounted cash flow model requires the input of highly subjective assumptions including observable and unobservable data. Generally the estimation of the fair value of biological assets is based on models or inputs that are not observable in the market and the use of unobservable inputs is significant to the overall valuation of the assets. Unobservable inputs are determined based on the best information available, for example by reference to historical information of past practices and results, statistical and agronomical information, and other analytical techniques. Key assumptions include future market prices, estimated yields at the point of harvest, estimated production cycle, future cash flows, future costs of harvesting and other costs, and estimated discount rate.
          Market prices are generally determined by reference to observable data in the principal market for the agricultural produce. Harvesting costs and other costs are estimated based on historical and statistical data. Yields are estimated based on several factors including the location of the farmland and soil type, environmental conditions, infrastructure and other restrictions and growth at the time of measurement. Yields are subject to a high degree of uncertainty and may be affected by several factors out of the Group’s control including but not limited to extreme or unusual weather conditions, plagues and other crop diseases, among other factors.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
4. Critical accounting estimates and judgments (continued)
          The key assumptions discussed above are highly sensitive. Reasonable shifts in assumptions including but not limited to increases or decreases in prices, costs and discount factors used would result in a significant increase or decrease to the fair value of biological assets. In addition, cash flows are projected over a number of years and based on estimated production. Estimates of production in themselves are dependent on various assumptions, in addition to those described above, including but not limited to several factors such as location, environmental conditions and other restrictions. Changes in these estimates could materially impact on estimated production, and could therefore affect estimates of future cash flows used in the assessment of fair value.
          The valuation models and their assumptions are reviewed annually, or quarterly if warranted, and, if necessary, adjusted. During the year ended December 31, 2009, the Group made no changes to the models and assumptions. During the year ended December 31, 2010, new information has been gained and accordingly the Group introduced an adjustment to the valuation model for sugarcane. Projected revenues are now calculated based on the average of daily prices for sugar future contracts (Sugar # 11 ICE- NY contract) during the six-month period ended at period end rather than the single price for sugar future contracts at year end used during 2009. The Group determined that the use of 6-month average of daily prices of future contracts was a more appropriate estimate for price inputs in the valuation model than the single price for sugar future contracts at period-end, as it would mitigate any additional variability that a single-day price may have on the sugarcane valuation model and was necessary to properly measure the fair value of the related biological assets given changes in market conditions in 2010. The effect of this change in the valuation model recognized in the line item “Initial recognition and changes in fair value of biological assets and agricultural produce” was an increase in the loss before income tax for US$ 90.9 million for the year ended December 31, 2010.
          (d) Fair value of derivatives and other financial instruments
          Fair values of derivative financial instruments are computed with reference to quoted market prices on trade exchanges, when available. The fair values of commodity options are calculated using year-end market rates together with common option pricing models. The fair value of interest rate swaps has been calculated using a discounted cash flow analysis.
          (e) Income taxes
          The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.
          Deferred tax assets are reviewed each reporting date and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the asset to be recovered. Deferred tax assets and liabilities are not discounted. In assessing the recoverability of deferred tax assets, management considers whether it is probable that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. (See Note 21 for details).
          (f) Allowance for trade receivables
          Management maintains an allowance for trade receivables to account for estimated losses resulting from the inability of customers to make required payments. When evaluating the adequacy of an allowance for trade receivables, management bases its estimates on the aging of accounts receivable balances and historical write-off experience, customer credit worthiness and changes in customer payment terms. If the financial condition of customers were to deteriorate, actual write-offs might be higher than expected.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
5. Segment information
          IFRS 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM evaluates the business based on the differences in the nature of its operations, products and services. The amount reported for each segment item is the measure reported to the chief operating decision maker for these purposes.
          The Group operates in three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation.
•	The Group’s ‘Farming’ is further comprised of five reportable segments:
•	The Group’s ‘Crops’ Segment consists of planting, harvesting and sale of grains, oilseeds and fibers (including wheat, corn, soybeans, cotton and sunflowers, among others), and to a lesser extent the provision of grain warehousing/conditioning and handling and drying services to third parties. Each underlying crop in the Crops segment does not represent a separate operating segment. Management seeks to maximize the use of the land through the cultivation of one or more type of crops. Types and surface amount of crops cultivated may vary from harvest year to harvest year depending on several factors, some of them out of the Group ´s control. Management is focused on the long-term performance of the productive land, and to that extent, the performance is assessed considering the aggregated combination, if any, of crops planted in the land. A single manager is responsible for the management of operating activity of all crops rather than for each individual crop.

•	The Group’s ‘Rice’ Segment consists of planting, harvesting, processing and marketing of rice;

•	The Group’s ‘Dairy’ Segment consists of the production of raw milk, which is processed into manufactured products and marketed through the Group’s joint venture La Lácteo;

•	The Group’s ‘Coffee’ Segment consists of cultivating coffee beans and marketing own and third party’s coffee production;

•	The Group’s ‘Cattle’ Segment consists of purchasing and fattening of beef cattle for sale to meat processors and local livestock auction markets. In December 2009, the Group strategically decided to sell a significant amount of heads of cattle from owned farmlands to Quickfood S.A., an international third party meat processor. Additionally, the contract provides for the third party to lease the Group’s farmland under an operating lease agreement to raise and fatten the purchased cattle. As required by the Antitrust Law, the Group reported this transaction to the Argentine Antitrust Commission for formal approval. As of the date of these consolidated financial statements, the authorization is still pending. The Group does not have any evidence which may indicate this transaction will not be formally approved.
•	The Group’s ‘Sugar, Ethanol and Energy’ Segment consists of cultivating sugarcane which is processed in owned sugar mills, transformed into ethanol, sugar and electricity and marketed;

•	The Group’s ‘Land Transformation’ Segment comprises the (i) identification and acquisition of underdeveloped and undermanaged farmland businesses for which the Group generally closes a deal for a price lower than the land’s fair value (generating gains); and (ii) realization of value through the strategic disposition of assets (generating profits).
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
5. Segment information (continued)
          The measurement principles for the Group’s segment reporting structure are based on the IFRS principles adopted in the consolidated financial statements. Revenue generated and goods and services exchanged between segments are calculated on the basis of market prices.
          The following table presents information with respect to the Group’s reportable segments. Certain other activities of a holding function nature not allocable to the segments are disclosed in the column ‘Corporate’.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
5. Segment information (continued)
Segment analysis for the year ended December 31, 2010

	Farming						Sugar,
						Farming	Ethanol and	Land
	Crops	Rice	Dairy	Coffee	Cattle	subtotal	Energy	Transformation	Corporate	Total
Sales of manufactured products and services rendered	344	59,280	—	2,709	3,718	66,051	228,478	—	—	294,529
Cost of manufactured products sold and services rendered	—	(52,017)	—	(2,546)	—	(54,563)	(164,638)	—	—	(219,201)

Gross Profit from Manufacturing Activities	344	7,263	—	163	3,718	11,488	63,840	—	—	75,328

Sales of agricultural produce and biological assets	107,818	2,305	14,297	4,863	2,407	131,690	48	—	—	131,738
Cost of agricultural produce sold and direct agricultural selling expenses	(107,818)	(2,305)	(14,297)	(4,863)	(2,407)	(131,690)	(48)	—	—	(131,738)
Initial recognition and changes in fair value of biological assets and agricultural produce	38,879	9,360	9,129	(2,630)	737	55,475	(86,003)	—	—	(30,528)
Gain from changes in net realizable value of agricultural produce after harvest	7,482	—	—	517	—	7,999	—	—	—	7,999

Gross Profit / (loss) from Agricultural Activities	46,361	9,360	9,129	(2,113)	737	63,474	(86,003)	—	—	(22,529)

Margin on Manufacturing and Agricultural Activities Before Operating Expenses	46,705	16,623	9,129	(1,950)	4,455	74,962	(22,163)	—	—	52,799

General and administrative expenses	(7,087)	(3,773)	(2,910)	(983)	(350)	(15,103)	(19,080)	—	(22,379)	(56,562)
Selling expenses	(1,522)	(8,154)	(333)	(655)	(175)	(10,839)	(41,689)	—	—	(52,528)
Other operating income, net	(6,194)	345	—	(2,165)	70	(7,944)	5,305	20,837	26	18,224
Share of loss of joint ventures	—	—	(50)	—	—	(50)	—	—	—	(50)

Profit / (loss) from Operations Before Financing and Taxation	31,902	5,041	5,836	(5,753)	4,000	41,026	(77,627)	20,837	(22,353)	(38,117)

Depreciation and amortization	1,711	2,080	423	449	333	4,996	32,567	—	—	37,563
Initial recognition and changes in fair value of biological assets (unrealized)	8,719	6,273	3,610	(2,450)	(36)	16,116	(96,795)	—	—	(80,679)
Initial recognition and changes in fair value of agricultural produce (unrealized)	7,229	742	—	(71)	—	7,900	405	—	—	8,305
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	22,931	2,345	5,519	(109)	773	31,459	10,387	—	—	41,846
Gain from changes in net realizable value of agricultural produce after harvest (unrealized)	2,050	—	—	(523)	—	1,527	—	—	—	1,527
Gain from changes in net realizable value of agricultural produce after harvest (realized)	5,432	—	—	1,040	—	6,472	—	—	—	6,472
Property, plant and equipment, net	204.454	50,899	4,202	25,265	18,831	303,650	448,342	—	—	751,992
Investment property	—	1,168	—	—	20,249	21,417	—	—	—	21,417
Goodwill	4,931	7,023	—	1,115	319	13,388	13,106	—	—	26,494
Biological assets	31,247	21,555	7,130	21,577	401	81,910	104,847	—	—	186,757
Investment in joint ventures	—	—	6,271	—	—	6,271	—	—	—	6,271
Inventories	22,926	8,422	883	7,023	61	39,315	17,855	—	—	57,170

Total segment assets	263,299	89,066	19,063	54,980	39,542	465,950	584,151	—	—	1,051,101

Borrowings	(59,339)	(41,050)	(10,262)	(13,651)	—	(124,302)	(265,170)	—	—	(389,472)

Total segment liabilities	(59,339)	(41,050)	(10,262)	(13,651)	—	(124,302)	(265,170)	—	—	(389,472)

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
5. Segment information (continued)
Segment analysis for the year ended December 31, 2009

	Farming						Sugar,
						Farming	Ethanol and	Land
	Crops	Rice	Dairy	Coffee	Cattle	subtotal	Energy	Transformation	Corporate	Total
Sales of manufactured products and services rendered	9,667	67,317	752	7,984	172	85,892	97,494	—	—	183,386
Cost of manufactured products sold and services rendered	(5,447)	(56,576)	(613)	(7,120)	—	(69,756)	(110,327)	—	—	(180,083)

Gross Profit / (loss) from Manufacturing Activities	4,220	10,741	139	864	172	16,136	(12,833)	—	—	3,303

Sales of agricultural produce and biological assets	82,362	2,033	11,142	6,281	28,306	130,124	93	—	—	130,217
Cost of agricultural produce sold and direct agricultural selling expenses	(82,362)	(2,033)	(11,142)	(6,281)	(28,306)	(130,124)	(93)	—	—	(130,217)
Initial recognition and changes in fair value of biological assets and agricultural produce	6,563	12,170	3,374	(16,207)	4,704	10,604	61,064	—	—	71,668
Gain from changes in net realizable value of agricultural produce after harvest	11,362	191	—	1,234	—	12,787	—	—	—	12,787

Gross Profit / (loss) from Agricultural Activities	17,925	12,361	3,374	(14,973)	4,704	23,391	61,064	—	—	84,455

Margin on Manufacturing and Agricultural Activities Before Operating Expenses	22,145	23,102	3,513	(14,109)	4,876	39,527	48,231	—	—	87,758

General and administrative expenses	(6,280)	(2,883)	(2,221)	(2,126)	(2,909)	(16,419)	(13,922)	—	(22,052)	(52,393)
Selling expenses	(1,587)	(7,485)	(777)	(1,353)	(1,045)	(12,247)	(18,922)	—	—	(31,169)
Other operating income, net	4,776	(942)	(108)	806	377	4,909	(10,467)	18,839	(210)	13,071
Share of loss of joint ventures	—	—	(294)	—	—	(294)	—	—	—	(294)

Profit / (loss) from Operations Before Financing and Taxation	19,054	11,792	113	(16,782)	1,299	15,476	4,920	18,839	(22,262)	16,973

Depreciation and amortization	2,066	1,452	403	570	353	4,844	25,512	—	—	30,356
Initial recognition and changes in fair value of biological assets (unrealized)	4,433	6,759	32	(12,662)	127	(1,311)	57,335	—	—	56,024
Initial recognition and changes in fair value of agricultural produce (unrealized)	1,485	—	—	(3,043)	—	(1,558)	1,375	—	—	(183)
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	645	5,411	3,342	(502)	4,577	13,473	2,354	—	—	15,827
Gain from changes in net realizable value of agricultural produce after harvest (unrealized)	134	—	—	(7)	—	127	—	—	—	127
Gain from changes in net realizable value of agricultural produce after harvest (realized)	11,228	191	—	1,241	—	12,660	—	—	—	12,660
Property, plant and equipment, net	248,594	31,282	10,652	2,680	767	293,975	388,903	—	—	682,878
Investment property	—	—	—	—	21,246	21,246	—	—	—	21,246
Goodwill	6,110	—	—	1,067	237	7,414	12,539	—	—	19,953
Biological assets	27,467	11,524	4,313	21,634	815	65,753	164,701	—	—	230,454
Investment in joint ventures	—	—	6,506	—	—	6,506	—	—	—	6,506
Inventories	23,832	9,460	1,086	1,992	716	37,086	20,816	—	—	57,902

Total segment assets	306,003	52,266	22,557	27,373	23,781	431,980	586,959	—	—	1,018,939

Borrowings	63,893	39,850	9,963	3,493	—	117,199	189,582	—	—	306,781

Total segment liabilities	63,893	39,850	9,963	3,493	—	117,199	189,582	—	—	306,781

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
5. Segment information (continued)
Segment analysis for the year ended December 31, 2008

	Farming						Sugar,
						Farming	Ethanol and	Land
	Crops	Rice	Dairy	Coffee	Cattle	subtotal	Energy	Transformation	Corporate	Total
Sales of manufactured products and services rendered	3,134	53,280	2,171	8,544	164	67,293	49,880	—	—	117,173
Cost of manufactured products sold and services rendered	(2,807)	(39,862)	(1,849)	(6,978)	—	(51,496)	(54,087)	—	—	(105,583)

Gross Profit / (loss) from Manufacturing Activities	327	13,418	322	1,566	164	15,797	(4,207)	—	—	11,590

Sales of agricultural produce and biological assets	92,853	3,645	12,650	7,404	9,193	125,745	1,291	—	—	127,036
Cost of agricultural produce sold and direct agricultural selling expenses	(92,853)	(3,645)	(12,650)	(7,404)	(9,193)	(125,745)	(1,291)	—	—	(127,036)
Initial recognition and changes in fair value of biological assets and agricultural produce	28,005	7,854	2,633	4,485	3,788	46,765	14,235	—	—	61,000
Gain from changes in net realizable value of agricultural produce after harvest	2,211	—	—	(950)	—	1,261	—	—	—	1,261

Gross Profit from Agricultural Activities	30,216	7,854	2,633	3,535	3,788	48,026	14,235	—	—	62,261

Margin on Manufacturing and Agricultural Activities Before Operating Expenses	30,543	21,272	2,955	5,101	3,952	63,823	10,028	—	—	73,851

General and administrative expenses	(3,885)	(398)	(1,835)	(3,308)	(2,206)	(11,632)	(12,646)	—	(21,355)	(45,633)
Selling expenses	(3,959)	(7,647)	(967)	(902)	(473)	(13,948)	(10,548)	—	—	(24,496)
Other operating income, net	4,824	29	18	(27)	16	4,860	211	13,974	(1,722)	17,323
Excess of fair value of net assets acquired over cost	—	—	—	—	—	—	—	1,227	—	1,227
Share of loss of joint ventures	—	—	(838)	—	—	(838)	—	—	—	(838)

Profit / (loss) from Operations Before Financing and Taxation	27,523	13,256	(667)	864	1,289	42,265	(12,955)	15,201	(23,077)	21,434

Depreciation and amortization	6,517	710	348	798	517	8,890	19,424	—	—	28,314
Initial recognition and changes in fair value of biological assets (unrealized)	332	—	1,840	3,355	2,567	8,094	13,448	—	—	21,542
Initial recognition and changes in fair value of agricultural produce (unrealized)	3,551	—	—	931	—	4,482	298	—	—	4,780
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	24,122	7,854	793	199	1,221	34,189	489	—	—	34,678
Gain from changes in net realizable value of agricultural produce after harvest (unrealized)	—	—	—	(99)	—	(99)	—	—	—	(99)
Gain from changes in net realizable value of agricultural produce after harvest (realized)	2,211	—	—	(851)	—	1,360	—	—	—	1,360
Property, plant and equipment, net	232,465	50,804	12,069	12,523	33,041	340,902	230,517	—	—	571,419
Spin-off assets	—	—	—	—	—	—	—	45,311	—	45,311
Goodwill	3,610	—	—	794	383	4,787	11,834	—	—	16,621
Biological assets	21,059	6,908	4,732	25,453	19,629	77,781	48,167	—	—	125,948
Investment in joint ventures	—	—	7,508	—	—	7,508	—	—	—	7,508
Inventories	21,201	9,212	—	5,326	878	36,617	24,604	—	—	61,221

Total segment assets	278,335	66,924	24,309	44,096	53,931	467,595	315,122	45,311	—	828,028

Borrowings	45,322	36,258	9,065	—	—	90,645	137,668	—	—	228,313

Total segment liabilities	45,322	36,258	9,065	—	—	90,645	137,668	—	—	228,313

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
5. Segment information (continued)
          Total segment assets are measured in a manner consistent with that of the consolidated financial statements. These assets are allocated based on the operations of the segment and the physical location of the asset. The Group’s investment in the joint venture Grupo La Lácteo is allocated to the ‘Dairy’ segment. Therefore, the Group’s share of profit or loss after income taxes and its carrying amount are reported in this segment.
          Total reportable segments’ assets are reconciled to total assets as per the statement of financial position as follows:

	2010	2009	2008
Total reportable assets as per Segment Information	1,050,101	1,018,939	828,028
Intangible assets (excluding goodwill)	2,159	1,906	1,487
Deferred income tax assets	67,463	45,113	18,713
Trade and other receivables	149,957	128,277	84,540
Other assets	26	34	87
Derivative financial instruments	876	99	2,019
Cash and cash equivalents	70,269	74,806	93,360

Total assets as per the Statement of Financial Position	1,340,851	1,269,174	1,028,234

          Total segment liabilities are measured in a manner consistent with that of the consolidated financial statements. These liabilities are allocated based on the operations of the segment.
          Total reportable segments’ liabilities are reconciled to total liabilities as per the statement of financial position as follows:

	2010	2009	2008
Total reportable liabilities as per Segment Information	389,472	306,781	228,313
Trade and other payables	81,021	68,920	52,760
Deferred income tax liabilities	111,495	107,045	94,627
Payroll and social liabilities	16,656	11,185	6,859
Provisions for other liabilities	9,207	4,978	1,601
Current income tax liabilities	978	222	1,487
Derivative financial instruments	8,920	12,887	4,159

Total liabilities as per the Statement of Financial Position	617,749	512,018	389,806

          The Group’s non-current assets and net revenue and fair value gains and losses are shown by geographic region. These are the regions in which the Group is active: Argentina, Brazil and Uruguay. Non-current assets are allocated to the regions according to the location of the assets in question. Non-current assets encompass intangible assets; property, plant and equipment; investments accounted for using the equity method as well as other non-current assets. Net revenue and fair value gains and losses are allocated according to the location of the respective operations.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
5. Segment information (continued)
          As of and for the year ended December 31, 2010:

	Argentina	Brazil	Uruguay	Total
Property, plant and equipment	246,602	495,075	10,315	751,992
Investment property	21,417	—	—	21,417
Intangible assets	1,115	1,044	—	2,159
Goodwill	12,272	14,222	—	26,494
Investment in joint ventures	6,271	—	—	6,271
Non-current portion of biological assets	7,169	97,047	—	104,216
Initial recognition and changes in fair value of biological assets and agricultural produce	54,226	(86,557)	1,803	(30,528)
Gain from changes in net realizable value of agricultural produce after harvest	8,157	(123)	(35)	7,999
Sales of manufactured products sold and services rendered	62,455	232,074	—	294,529
Sales of agricultural produce and biological assets	109,387	17,158	5,193	131,738
          As of and for the year ended December 31, 2009:

	Argentina	Brazil	Uruguay	Total
Property, plant and equipment	228,723	430,175	23,980	682,878
Investment property	21,246	—	—	21,246
Intangible assets	243	1,663	—	1,906
Goodwill	6,347	13,606	—	19,953
Investment in joint ventures	6,506	—	—	6,506
Non-current portion of biological assets	4,379	165,968	—	170,347
Initial recognition and changes in fair value of biological assets and agricultural produce	26,995	42,348	2,325	71,668
Gain from changes in net realizable value of agricultural produce after harvest	10,001	1,794	992	12,787
Sales of manufactured products sold and services rendered	68,020	115,366	—	183,386
Sales of agricultural produce and biological assets	99,661	25,304	5,252	130,217
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
5. Segment information (continued)
          As of and for the year ended December 31, 2008:

	Argentina	Brazil	Uruguay	Total
Property, plant and equipment	267,945	284,046	19,428	571,419
Intangible assets	252	1,235	—	1,487
Goodwill	6,483	10,138	—	16,621
Investment in joint ventures	7,508	—	—	7,508
Non-current portion of biological assets	17,342	58,359	—	75,701
Initial recognition and changes in fair value of biological assets and agricultural produce	31,124	26,639	3,237	61,000
Gain from changes in net realizable value of agricultural produce after harvest	1,442	343	(524)	1,261
Sales of manufactured products sold and services rendered	54,990	62,026	157	117,173
Sales of agricultural produce and biological assets	92,120	24,653	10,263	127,036
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
6. Property, plant and equipment
          Changes in the Group’s property, plant and equipment in 2010, 2009 and 2008 were as follows:

				Machinery,
				equipment,
		Farmland	Buildings and	furniture and	Computer		Work in
	Farmlands	improvements	facilities	fittings	equipment	Vehicles	progress	Total
At January 1, 2008
Cost	374,299	3,448	35,828	69,973	326	1,905	81,520	567,299
Accumulated depreciation	—	(2,395)	(10,282)	(15,547)	(150)	(908)	—	(29,282)

Net book amount	374,299	1,053	25,546	54,426	176	997	81,520	538,017

Year ended December 31, 2008
Opening net book amount	374,299	1,053	25,546	54,426	176	997	81,520	538,017
Exchange differences	(43,094)	(119)	(10,235)	(29,346)	(253)	126	(27,270)	(110,191)
Additions	740	189	59,759	110,181	1,294	308	13,825	186,296
Acquisition of subsidiary	—	—	—	—	—	—	—	—
Transfers	—	—	—	—	—	—	—	—
Disposals	(11,466)	(30)	(798)	(2,187)	(3)	(75)	—	(14,559)
Depreciation charge (Note 25)	—	(230)	(3,926)	(23,313)	(343)	(332)	—	(28,144)

Closing net book amount	320,479	863	70,346	109,761	871	1,024	68,075	571,419

At December 31, 2008
Cost	320,479	3,488	84,554	148,621	1,364	2,264	68,075	628,845
Accumulated depreciation	—	(2,625)	(14,208)	(38,860)	(493)	(1,240)	—	(57,426)

Net book amount	320,479	863	70,346	109,761	871	1,024	68,075	571,419

Year ended December 31, 2009
Opening net book amount	320,479	863	70,346	109,761	871	1,024	68,075	571,419
Exchange differences	5,131	(665)	18,053	35,981	321	(112)	21,568	80,277
Additions	2,602	279	7,319	26,242	427	574	65,063	102,506
Transfers	—	—	12,815	34,961	104	—	(47,880)	—
Transfers to investment property (Note 7)	(21,246)	—	—	—	—	—	—	(21,246)
Disposals	(2,797)	(16)	(71)	(3,943)	(11)	(166)	—	(7,004)
Reclassification to non-income tax credits (*)	—	—	—	(8,631)	—	—	—	(8,631)
Disposals of subsidiary	(4,297)	—	(26)	(61)	—	—	—	(4,384)
Depreciation charge (Note 25)	—	(27)	(5,782)	(23,662)	(330)	(258)	—	(30,059)

Closing net book amount	299,872	434	102,654	170,648	1,382	1,062	106,826	682,878

At December 31, 2009
Cost	299,872	3,086	122,644	233,170	2,205	2,560	106,826	770,363
Accumulated depreciation	—	(2,652)	(19,990)	(62,522)	(823)	(1,498)	—	(87,485)

Net book amount	299,872	434	102,654	170,648	1,382	1,062	106,826	682,878

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
6. Property, plant and equipment (continued)

				Machinery,
				equipment,
		Farmland	Buildings and	furniture and	Computer		Work in
	Farmlands	improvements	facilities	fittings	equipment	Vehicles	progress	Total
Year ended December 31, 2010
Opening net book amount	299,872	434	102,654	170,648	1,382	1,062	106,826	682,878
Exchange differences	(4,919)	(27)	2,337	7,272	45	(33)	4,173	8,848
Additions	974	10	4,964	22,337	592	455	67,654	96,986
Acquisition of subsidiary (Note 31)	13,666	—	375	33	—	2	—	14,076
Transfers	—	153	65,398	68,291	68	—	(133,910)	—
Transfers from investment property (Note 7)	6,767	—	—	—	—	—	—	6,767
Disposals	(10,948)	(153)	(2,360)	(456)	(36)	(122)	—	(14,075)
Reclassification to non-income tax credits (*)	—	—	—	—	—	—	(6,271)	(6,271)
Depreciation charge (Note 25)	—	(172)	(8,120)	(28,215)	(449)	(261)	—	(37,217)

Closing net book amount	305,412	245	165,248	239,910	1,602	1,103	38,472	751,992

At December 31, 2010
Cost	305,412	3,069	193,358	330,647	2,874	2,862	38,472	876,694
Accumulated depreciation	—	(2,824)	(28,110)	(90,737)	(1,272)	(1,759)	—	(124,702)

Net book amount	305,412	245	165,248	239,910	1,602	1,103	38,472	751,992

(*)	Brazilian federal tax law allows entities to take a percentage of the total cost of the assets purchased as a tax credit. The procedure adopted initially was to recognize such credits proportionally to the depreciation of these fixed assets on a monthly basis. During 2009, the Group elected to change the procedure to recognize these federal tax credits separately when the assets is purchased and, as permitted, the tax credits already “embedded” within the cost of the assets were reclassified to tax credit (See Note 12).
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
6. Property, plant and equipment (continued)
          An amount of US$ 29,603; US$ 16,895 and US$ 16,590 of depreciation charges are included in “Cost of manufactured products sold and services rendered” for the years ended December 31, 2010, 2009 and 2008, respectively. An amount of US$ 7,614; US$ 13,164 and US$ 11,554 of depreciation charges are included in “General and administrative expenses” for the years ended December 31, 2010, 2009 and 2008, respectively.
          In 2010, borrowing costs of US$ 5,453 (2009: US$ 3,890; 2008: US$ 7,685) were capitalized as components of the cost of acquisition or construction for qualifying assets.
          Certain of the Group’s assets have been pledged as collateral to secure the Group’s borrowings and other payables. The net book value of the pledged assets amounts to US$ 334,743 as of December 31, 2010 (2009: US$ 114,825; 2008: US$ 80,103).
          Where assets are financed by leasing agreements and substantially all the risks and rewards of ownership are substantially transferred to the Group (“finance leases”) the assets are treated as if they had been purchased outright and the corresponding liability to the leasing company is included as an obligation under finance leases. Depreciation on assets held under finance leases is charged to the income statement on the same basis as owned assets. Leasing payments are treated as consisting of capital and interest elements and the interest is charged to the statement of income as a financing charge. Assets under finance leases comprise vehicles, machinery and equipment. All other leases are treated as operating leases and the relevant annual rentals are charged to the statement of income as incurred (See Note 30).
7. Investment property
          Changes in the Group’s investment property in 2010, 2009 and 2008 were as follows:

	2010	2009	2008
Beginning of the year	21,246	—	—
Acquisition of subsidiary (Note 31)	7,935	—	—
Transfers (i), (ii)	(6,767)	21,246	—
Exchange difference	(997)	—	—

End of the year	21,417	21,246	—

          The following amounts have been recognized in the statement of income in the line “Sales of manufactured products and services rendered”:

	2010	2009	2008
Rental income	3,718	172	—

(i)	Transferred from property, plant and equipment in 2009. Relates to farmland rented out to third parties. See Note 30 for details.

(ii)	Transferred to property, plant and equipment in 2010. Relates to finalization of contracts with third parties.
          As of December 31, 2010, the fair value of investment property is US$ 96.4 million.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
8. Intangible assets
          Changes in the Group’s intangible assets in 2010, 2009 and 2008 were as follows:

	Goodwill	Trademarks	Software	Total
At January 1, 2008
Cost	21,157	2,153	373	23,683
Accumulated amortization	—	(321)	(147)	(468)

Net book amount	21,157	1,832	226	23,215

Year ended December 31, 2008
Opening net book amount	21,157	1,832	226	23,215
Exchange differences	(3,351)	(397)	(4)	(3,752)
Disposal of subsidiary	(1,185)	—	—	(1,185)
Amortization charge (i) (Note 25)	—	(159)	(11)	(170)

Closing net book amount	16,621	1,276	211	18,108

At December 31, 2008
Cost	16,621	1,756	369	18,746
Accumulated amortization	—	(480)	(158)	(638)

Net book amount	16,621	1,276	211	18,108

Year ended December 31, 2009
Opening net book amount	16,621	1,276	211	18,108
Exchange differences	3,332	303	98	3,733
Disposal of subsidiary	—	173	142	315
Amortization charge (i) (Note 25)	—	(196)	(101)	(297)

Closing net book amount	19,953	1,556	350	21,859

At December 31, 2009
Cost	19,953	2,232	609	22,794
Accumulated amortization and impairment	—	(676)	(259)	(935)

Net book amount	19,953	1,556	350	21,859

Year ended December 31, 2010
Opening net book amount	19,953	1,556	350	21,859
Exchange differences	(482)	742	31	291
Additions	—	6	27	33
Acquisition of subsidiary (Note 31)	7,023	—	—	7,023
Disposals	—	(207)	—	(207)
Amortization charge (i) (Note 25)	—	(213)	(133)	(346)

Closing net book amount	26,494	1,884	275	28,653

At December 31, 2010
Cost	26,494	2,773	667	29.934
Accumulated amortization	—	(889)	(392)	(1,281)

Net book amount	26,494	1,884	275	28,653

(i)	An amount of US$ 134; US$ 101 and US$ 11 of amortization charges are included in “General and administrative expenses” for the years ended December 31, 2010, 2009 and 2008, respectively. An amount of US$ 212; US$ 196 and US$ 159 of amortization charges are included in “Selling expenses” for the years ended December 31, 2010, 2009 and 2008, respectively. There were no impairment charges for any of the years presented (see Note 4 (b)).
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
9. Biological assets
          Changes in the Group’s biological assets in 2010, 2009 and 2008 were as follows:

	2010	2009	2008
Beginning of the year	230,454	125,948	102,562
Increase due to purchases	681	296	3,276
Disposal of subsidiary (Note 15)	—	(86)	(376)
Initial recognition and changes in fair value of biological assets (i)	(30,528)	71,668	61,000
Decrease due to harvest	(237,465)	(84,990)	(54,709)
Decrease due to sales	(2,138)	(37,014)	(6,382)
Costs incurred during the year	224,969	136,625	49,949
Exchange differences	784	18,007	(29,372)

End of the year	186,757	230,454	125,948

(i)	Biological asset with a production cycle of more than one year (that is, sugarcane, coffee, dairy and cattle) generated ‘Initial recognition and changes in fair value of biological assets’ amounting to US$ (78,767) for the year ended December 31, 2010 (2009: US$ 52,935; 2008: US$ 25,141). In 2010, an amount of US$ (60,146) (2009: US$ 29,834; 2008: US$ 29,576) was attributable to price changes, and an amount of US$ (18,621) (2009: US$ 23,101; 2008: US$ (4,435)) was attributable to physical changes.
          Biological assets in 2010, 2009 and 2008 were as follows:

	2010	2009	2008
Non-current
Cattle for dairy production (i)	7,130	4,313	4,732
Breeding cattle (i)	—	—	11,858
Other cattle (ii)	39	66	267
Sown land — coffee (iii)	18,600	18,540	24,763
Sown land — sugarcane (iii)	78,447	147,428	34,081

	104,216	170,347	75,701

Current
Breeding cattle (i)	—	—	3,543
Other cattle (iv)	362	749	3,961
Sown land — coffee (v)	2,977	3,094	690
Sown land — sugarcane (v)	26,400	17,273	14,086
Sown land — crops (ii)	31,247	27,467	21,059
Sown land — rice (ii)	21,555	11,524	6,908

	82,541	60,107	50,247

Total biological assets	186,757	230,454	125,948

(i)	Classified as bearer and mature biological assets.

(ii)	Classified as consumable and immature biological assets.

(iii)	Classified as bearer and immature biological assets.

(iv)	As of December 31, 2010, and amount of US$ 186 (2009: 493; 2008: 2,718) was classified as consumable and mature biological assets, and an amount of US$ 176 (2009: 256; 2008: 1,243) was classified as consumable and immature biological assets.

(v)	As of December 31, 2010, and amount of US$ nil (2009: nil; 2008: nil) was classified as bearer and mature biological assets, and an amount of US$ 29,378 (2009: 20,367; 2008: 14,776) was classified as bearer and immature biological assets.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
9. Biological assets (continued)
          The fair value less estimated point of sale costs of agricultural produce at the point of harvest amounted to US$ 241,762 for the year ended December 31, 2010 (2009: US$ 88,113; 2008: US$ 57,457).
          Commencing during the middle of 2008 and lasting until the middle of 2009, the areas in which the Group operates suffered one of the worst droughts of the last 50 to 70 years, which resulted in a reduction in its agricultural production per hectare compared with historical average yields.
          As a result of the drought, actual yields for crops in 2008/2009 decreased as compared with historical average yields, generating a negative impact in ‘Initial recognition and changes in fair value of biological assets and agricultural produce’ of U$S nil for the year ended December 31, 2010 (2009: US$ 16.4; million 2008: US$ 2.0 million). Additionally, actual yields for rice in 2008/2009 decreased as compared with historical average yields, generating a negative impact in ‘Initial recognition and changes in fair value of biological assets and agricultural produce’ of nil for the year ended December 31, 2010 (2009: US$ 4.2 million; 2008: nil).
10. Investments in joint ventures
          The investment in joint ventures represents the Group’s share of 50% in Grupo La Lacteo.
          In November 2007, the Group’s subsidiary, Adeco Agropecuaria S.A. entered into a milk supply offer agreement (the “Milk Supply Agreement”) with La Lacteo (amended in February 2010). Pursuant to the Milk Supply Agreement, Adeco Agropecuaria S.A. is committed to sell to La Lacteo and La Lacteo is obligated to purchase certain amount of the daily milk production subject to certain conditions. However, Adeco Agropecuaria S.A. is not obligated to sell to La Lacteo and La Lacteo is not obligated to purchase more than 50% of its milk requirements for a four-month period subject to certain conditions. The Milk Supply Agreement fixes the price of milk that La Lacteo pays to Adeco Agropecuaria S.A. at the monthly market price of milk plus 3%. The Milk Supply Agreement terminates in November 2017. In addition, if Adeco Agropecuaria S.A. receives a more favorable proposal from a third party compared to the agreement, Adeco Agropecuaria S.A. is free to sell the production to such party. However, La Lacteo has a right of first refusal.
          The following amounts represent the Group’s 50% share of the assets and liabilities, and income and expenses of the joint venture:

	2010	2009	2008
Assets:
Non-current assets	4,944	5,008	3,621
Current assets	5,697	5,689	10,019

	10,641	10,697	13,640

Liabilities:
Non-current liabilities	735	740	273
Current liabilities	3,635	3,451	5,859

	4,370	4,191	6,132

Net assets of joint venture	6,271	6,506	7,508

	2010	2009	2008
Income	1,989	2,268	1,605
Expenses	(2,039)	(2,562)	(2,443)

Loss after income tax	(50)	(294)	(838)

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
10. Investments in joint ventures (continued)
          There are no contingent liabilities relating to the group’s interest in the joint venture, and no contingent liabilities of the venture itself.
          In addition, on November 23, 1999, the Group’s subsidiary Pilagá S.A. entered into a joint venture with a third party, Copra S.A., for the purpose of obtaining rights to use public waters and construct a dam for irrigated rice production. As of the date of these consolidated financial statements, the joint venture has not started operations and approvals have not been obtained.
11. Financial instruments by category
          The following table shows the carrying amounts of financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line item in the statements of financial position, as appropriate. Since the line items “Trade and other receivables, net” and “Trade and other payables” contain both financial instruments and non-financial assets or liabilities (such as other tax receivables or advance payments for services to be received in the future), the reconciliation is shown in the columns headed “Non-financial assets” and “Non-financial liabilities.”

		Assets at fair	Subtotal
	Loans and	value through	financial	Non-financial
	receivables	profit and loss	assets	assets	Total
December 31, 2010 Assets as per statement of financial position
Trade and other receivables	64,964	—	64,694	85,263	149,957
Derivative financial instruments	—	876	876	—	876
Cash and cash equivalents	70,269	—	70,269	—	70,269

Total	134,963	876	135,839	85,263	221,102

	Liabilities at	Other
	fair value	financial	Subtotal
	through profit	liabilities at	financial	Non-financial
	and loss	amortized cost	liabilities	liabilities	Total
Liabilities as per statement of financial position
Trade and other payables	—	72,163	72,163	8,858	81,021
Borrowings (excluding finance lease liabilities)	—	389,024	389,024	—	389,024
Finance leases	—	448	448	—	448
Derivative financial instruments	8,920	—	8,920	—	8,920

Total	8,920	461,635	470,555	8,858	479,413

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
11. Financial instruments by category (continued)

		Assets at fair	Subtotal
	Loans and	value through	financial	Non-financial
	receivables	profit and loss	assets	assets	Total
December 31, 2009 Assets as per statement of financial position
Trade and other receivables	60,904	—	60,904	67,373	128,277
Derivative financial instruments	—	99	99	—	99
Cash and cash equivalents	74,806	—	74,806	—	74,806

Total	135,710	99	135,809	67,373	203,182

	Liabilities at	Other
	fair value	financial	Subtotal
	through profit	liabilities at	financial	Non-financial
	and loss	amortized cost	liabilities	liabilities	Total
Liabilities as per statement of financial position
Trade and other payables	—	58,306	58,306	10,614	68,920
Borrowings (excluding finance lease liabilities)	—	305,861	305,861	—	305,861
Finance leases	—	920	920	—	920
Derivative financial instruments	12,887	—	12,887	—	12,887

Total	12,887	365,087	377,974	10,614	388,588

		Asset at fair	Subtotal
	Loans and	value through	financial	Non-financial
	receivables	profit and loss	assets	assets	Total
December 31, 2008 Assets as per statement of financial position
Trade and other receivables	31,157	—	31,157	53,383	84,540
Derivative financial instruments	—	2,019	2,019	—	2,019
Cash and cash equivalents	93,360	—	93,360	—	93,360

Total	124,517	2,019	126,536	53,383	179,919

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
11. Financial instruments by category (continued)

	Liabilities at	Other
	fair value	financial	Subtotal
	through profit	liabilities at	financial	Non-financial
	and loss	amortized cost	liabilities	liabilities	Total
Liabilities as per statement of financial position
Trade and other payables	—	42,461	42,461	10,299	52,760
Borrowings (excluding finance lease liabilities)	—	227,431	227,431	—	227,431
Finance leases	—	882	882	—	882
Derivative financial instruments	4,159	—	4,159	—	4,159

Total	4,159	270,774	274,933	10,299	285,232

          Liabilities carried at amortized cost also included liabilities under finance leases where the Group is the lessee and which therefore have to be measured in accordance with IAS 17. The categories disclosed are determined by reference to IAS 39. Finance leases are excluded from the scope of IFRS 7. Therefore, finance leases have been shown separately.
          Because of the short maturities of most trade accounts receivable and payable, other receivables and liabilities, and cash and cash equivalents, their carrying amounts at the closing date do not differ significantly from their respective fair values. The fair value of long-term borrowings is disclosed in Note 20.
          Income, expense, gains and losses on financial instruments can be assigned to the following categories:

		Assets/ liabilities
		at fair value	Other financial
	Loans and	through profit	liabilities at
	receivables	and loss	amortized cost	Total
December 31, 2010
Interest income (i)	1,341	—	—	1,341
Interest expense (i)	—	—	(34,369)	(34,369)
Foreign exchange gains/ (losses) (ii)	372	—	(11,029)	(10,657)
Loss from derivative financial instruments(iii)	—	5,124	—	5,124

Net result	1,713	5,124	(45,398)	(38,561)

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
11. Financial instruments by category (continued)

		Assets/ liabilities
		at fair value	Other financial
	Loans and	through profit	liabilities at
	receivables	and loss	amortized cost	Total
December 31, 2009
Interest income (i)	472	—	—	472
Interest expense (i)	—	—	(28,222)	(28,222)
Foreign exchange gains/ (losses) (ii)	11,939	—	(13,936)	(1,997)
Gain from derivative financial instruments(iii)	—	(7,486)	—	(7,486)

Net result	12,411	(7,486)	(42,158)	(37,233)

		Assets/ liabilities
		at fair value	Other financial
	Loans and	through profit	liabilities at
	receivables	and loss	amortized cost	Total
December 31, 2008
Interest income (i)	1,494	—	—	1,494
Interest expense (i)	—	—	(23,324)	(23,324)
Foreign exchange gains/ (losses) (ii)	—	—	(24,184)	(24,184)
Loss from derivative financial instruments(iii)	—	1,848	—	1,848

Net result	1,494	1,848	(47,508)	(44,166)

(i)	Included in “Financial results, net” in the statement of income.

(ii)	Included in “Financial results, net” in the statement of income.

(iii)	Included in “Other operating income, net” and “Financial results, net” in the statement of income.
          Determining fair values
          IAS 39 defines the fair value of a financial instrument as the amount for which a financial asset could be exchanged, or a financial liability settled, between knowledgeable, willing parties in an arm’s length transaction. All financial instruments recognized at fair value are allocated to one of the valuation hierarchy levels of IFRS 7. This valuation hierarchy provides for three levels. The initial basis for the allocation is the “economic investment class”. Only if this does not result in an appropriate allocation the Group deviates from such an approach in individual cases. The allocation reflects which of the fair values derive from transactions in the market and where valuation is based on models because market transactions are lacking. The disclosures have not been provided on a comparative basis as permitted by IFRS 7.
          For the year ended December 31, 2010, the financial instruments recognized at fair value on the statement of financial position comprise derivative financial instruments.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
11. Financial instruments by category (continued)
          In the case of Level 1, valuation is based on unadjusted quoted prices in active markets for identical financial assets that the Group can refer to at the date of the statement of financial position. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. The financial instruments the Group has allocated to this level mainly comprise crop futures and options traded on the stock market. In the case of securities, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.
          Derivatives not traded on the stock market allocated to Level 2 are valued using models based on observable market data. For this, the Group uses inputs directly or indirectly observable in the market, other than quoted prices. If the financial instrument concerned has a fixed contract period, the inputs used for valuation must be observable for the whole of this period. The financial instruments the Group has allocated to this level mainly comprise interest-rate swaps and foreign-currency interest-rate swaps.
          In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no observable market data are available. The inputs used reflect the Group’s assumptions regarding the factors which market players would consider in their pricing. The Group uses the best available information for this, including internal company data. The Group does not have financial instruments allocated to this level for any of the years presented.
          The following table presents the Group’s financial assets and financial liabilities that are measured at fair value as of December 31, 2010 and their allocation to the fair value hierarchy:

	2010
	Level 1	Level 2	Level 3	Total
Assets
Derivative financial instruments	876	—	—	876

Total assets	876	—	—	876

Liabilities
Derivative financial instruments	2,197	6,723	—	8,920

Total liabilities	2,197	6,723	—	8,920

          When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for this purpose, details of which may be obtained from the following table:
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
11. Financial instruments by category (continued)

Concept	Pricing Method	Parameters	Pricing Model
Futures	Quoted price	—	—
Options	Quoted price	—	—
Options/ OTC	Quoted price	—	Montecarlo
Foreign-currency interest-rate swaps	Theoretical price	Swap curve; Money market interest-rate curve; Foreign-exchange curve.	Present value method
Interest-rate swaps	Theoretical price	Swap curve; Money market interest-rate curve	Present value method
12. Trade and other receivables, net

	2010	2009	2008
Non current
Prepaid expenses	—	4,263	295
Income tax credits	3,628	4,241	3,984
Non-income tax credits (i)	8,681	11,279	3,521
Escrow deposits (ii)	—	—	600
Receivable from disposal of subsidiary (iii) (Note 15)	13,656	—	—
Cash collateral	3,079	1,858	—
Other receivables	1,708	424	212

Non current portion	30,752	22,065	8,612

Current
Trade receivables	32,702	47,894	24,670
Receivables from related parties (Note 33)	1,662	2,554	4,368
Less: Allowance for trade receivables	(1,323)	(906)	(391)

Trade receivables — net	33,041	49,542	28,647

Prepaid expenses	8,299	5,530	5,016
Advances to suppliers	14,274	10,167	15,714
Income tax credits	6,954	6,569	4,548
Non-income tax credits (i)	38,006	23,500	15,842
Escrow deposits (ii)	—	1,028	3,683
Cash collateral	2,342	2,763	—
Receivable from disposal of subsidiary (iii) (Note 15)	10,432	5,475	—
Receivable with related parties (Note 33)	291	796	180
Other receivables	5,566	842	2,298

Subtotal	86,164	56,670	47,281

Current portion	119,205	106,212	75,928

Total trade and other receivables, net	149,957	128,277	84,540

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
12. Trade and other receivables, net (continued)
(i) Includes US$ 6,721 reclassified from property, plant and equipment.
(ii) In connection with certain acquisitions, the Group deposited a portion of the consideration that would otherwise have been delivered to the sellers into an escrow account with a third party escrow agent to secure specified indemnification obligations of the sellers under the respective agreements.
(iii) Relates to the sale of a subsidiary (comprising mainly of a farmland business) for which total net proceeds of US$ 24,088 million have not been fully collected as of year-end (See Note 15).
     The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other receivables approximate their carrying amount, as the impact of discounting is not significant.
     The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies (expressed in US dollars):

	2010	2009	2008
Currency
US Dollar	53,561	23,620	21,504
Argentine Peso	38,977	29,504	35,032
Uruguayan Peso	697	6,036	3,516
Brazilian Reais	56,722	69,117	24,488

	149,957	128,277	84,540

     As of December 31, 2010 trade receivables of US$ 9,379 (2009: US$ 11,255; 2008: US$ 12,791) were past due but not impaired. The ageing analysis of these receivables is as follows:

	2010	2009	2008
Up to 3 months	7,929	8,790	8,686
3 to 6 months	542	1,208	1,435
Over 6 months	908	1,257	2,670

	9,379	11,255	12,791

     The Group recognizes an allowance for trade receivables when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Delinquency in payments is considered an indicator that the trade receivable is impaired.
     Delinquency in payments is an indicator that a receivable may be impaired. However, management considers all available evidence in determining when a receivable is impaired. Generally, trade receivables, which are more than 180 days past due are fully provided for. However, certain receivables 180+ days overdue are not provided for based on a case-by-case analysis of credit quality analysis. Furthermore, receivables, which are not 180+ days overdue, may be provided for if specific analysis indicates a potential impairment.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
12. Trade and other receivables, net (continued)
     Movements on the Group’s allowance for trade receivables are as follows:

	2010	2009	2008
At January 1	906	391	1,170
Charge of the year	632	664	15
Acquisition of subsidiary	14	—	—
Unused amounts reversed	(189)	—	(787)
Used during the year	—	(113)	—
Exchange differences	(40)	(36)	(7)

At December 31	1,323	906	391

     The creation and release of allowance for trade receivables have been included in “Selling expenses” in the statement of income. Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.
     The other classes within other receivables do not contain impaired assets.
     The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above. The Group only holds a mortgage as collateral for the sale of La Macarena farmland.
     As of December 31, 2010 approximately 23% of the outstanding unimpaired trade receivables (neither past due nor impaired) relate to sales to 10 well-known multinational companies with good credit quality standing, including but not limited to Bunge, Noble Argentina, LDC Argentina, Quickfood, or its affiliates, among others. Most of these entities or their parent companies are externally credit-rated. The Group reviews these external ratings from credit agencies.
     The remaining percentage as of both December 31, 2010 and 2009 of the outstanding unimpaired trade receivables (neither past due nor impaired) relate to sales to a dispersed large quantity of customers for which external credit ratings may not be available. However, the total base of customers without an external credit rating is relatively stable. New customers with less than six months of history with the Group are closely monitored. The Group has not experienced credit problems with these new customers to date. The majority of the customers for which an external credit rating is not available are existing customers with more than six months of history with the Group and with no defaults in the past. A minor percentage of customers may have experienced some non-significant defaults in the past but fully recovered.
     As of December 31, 2010 and 2009, the total amount of cash and cash equivalents mainly comprise cash in banks and short-term bank deposits. The Group is authorized to work with banks rated “BBB+” or higher. At December 31, 2010 and 2009, 7 banks accounted for more than 84% of the total cash deposited, including but not limited to HSBC, Bank do Brasil and/or its affiliates in local countries, among others. The remaining amount of cash and cash equivalents relates to cash in hand. The Group does not have investment in securities or other financial instruments for which risk may have increased due to the financial credit crisis.
     The Group arranged the interest rate swaps with Citibank N.A. (United States), HSBC S.A. (Brazil) and Banco Pine S.A. (Brazil). Crop commodity futures are traded in the established trading markets of Argentina and Brazil through well rated brokers. Counterparty risk derived from these transactions is not material.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
13. Inventories

	2010	2009	2008
Raw materials	25,292	23,843	20,584
Finished goods	25,601	30,338	40,506
Stocks held by third parties	6,267	3,299	—
Others	10	422	131

	57,170	57,902	61,221

     The cost of inventories recognized as expense and included in “Cost of manufactured products sold and services rendered” amounted to US$ 208,485 for the year ended December 31, 2010 (2009: US$ 83,120; 2008: US$ 50,229). The cost of inventories recognized as expense and included in “Cost of agricultural produce sold and direct agricultural selling expenses” amounted to US$ 101,288 for the year ended December 31, 2010 (2009: US$ 77,280; 2008: US$ 83,149).
14. Cash and cash equivalents

	2010	2009	2008
Cash at bank and on hand	31,768	72,903	93,153
Short-term bank deposits	38,501	1,903	207

	70,269	74,806	93,360

15. Disposals
     As part of the Group’s strategy to profit from farmland value appreciation opportunities, from time to time, the Group completes sales of farmlands.
     (a) Sales of farmlands
     On December 21, 2010 the Group completed the sale of La Macarena, a farm located in Río Negro, Uruguay for cash consideration of US$ 34 million. This transaction resulted in a gain of US$ 20 million included within “Other operating income, net” in the statement of income as of December 31, 2010. Cash collected at December 31, 2010 totaled US$ 10 million. Remaining receivable will be collected during 2011 and 2012 (see Note 12).
     (b) Sales and spin-off of subsidiaries
     In December 2009 and May 2008, the Group completed the sale of two wholly owned subsidiaries (La Paz Agropecuaria S.R.L. and La Agraria S.A.) for an aggregate sales price of US$ 47 million. These subsidiaries were mainly comprised of farmland businesses. Net gain from the sale of these businesses amounted to US$ 18.8 million and US$ 14.0 million for the years ended December 31, 2009 and 2008, respectively, and are included under the line item “Other operating income, net” in the statement of income.
     The Group acquired an entity named Agro Invest in December 2007. Certain farmland businesses within Agro Invest were acquired with a view of disposal through a tax-free spin-off availed under the tax laws of Argentina, the country of domicile of Agro Invest. This transaction did not generate any income or loss. The spin-off was completed in February 2009. Accordingly, that portion of the acquired business totalizing US$ 45.3 million was classified as held for disposal other-than-by-sale in the acquisition balance sheet and as of December 31, 2007 and 2008 (shown in the line item “Spin-off assets” in the statement of financial position). This disposal did not meet the criteria of IFRS 5 to qualify as a discontinued operation. As required by the Antitrust Law, the Group has reported this transaction to the Antitrust Commission for formal approval. As of the date of these consolidated financial statements, the authorization is still pending. The Group does not have any evidence which may indicate that this transaction will not be formally approved.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
15. Disposals (continued)
     Assets classified as spin-off assets related to the Agro Invest’s disposal are the following:

	2010	2009	2008
Farmlands	—	—	43,012
Trade and other receivables, net	—	—	2,299

	—	—	45,311

     Cumulative translation adjustments recognized directly in equity relating to assets classified as spin-off assets are the following:

	2010	2009	2008
Foreign exchange translation adjustments	—	—	4,410

	—	—	4,410

     Management evaluated the criteria set forth in IFRS 5 and concluded that none of these disposals qualified as discontinued operations.
16. Shareholders’ contributions

	Number of	Share capital and
	shares	share premium
At 1 January 2008	95,494	466,603
Contributed capital	16,926	149,021

At 31 December 2008	112,420	615,624
Contributed capital	7,580	67,719

At 31 December 2009	120,000	683,343
Contributed capital	—	—

At 31 December 2010	120,000	683,343

17. Equity-settled share-based payments
     The Group set two equity-settled share-based payment plans, namely the “Adecoagro/ IFH 2004 Stock Incentive Option Plan” and the “Adecoagro/ IFH 2007/2008 Equity Incentive Plan” (the “Option Schemes”) under which the Group grants equity-settled options to directors, senior managers and selected employees of the Group’s subsidiaries.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
17.	Equity-settled unit-based payments (continued)
     As part of the Reorganization and the Reverse Stock Split (see Note 1), the Management Committee of IFH and the Board of Directors of the Company (the “Board”) have each resolved to amend and rename: (a) the IFH 2004 Incentive Option Plan, initially effective, May 28, 2004, into this Adecoagro/IFH 2004 Stock Incentive Option Plan (the “Plan”), effective as of the Effective Date to reflect the conversion of options to purchase ordinary units of IFH (the “IFH Options”) into options (“Options”) to purchase or subscribe for the Company’s ordinary shares, par value US$ 1.50 per share (the “Ordinary Shares”); (b) the IFH 2007/2008 Equity Incentive Plan, initially effective, November 13, 2007, into this Adecoagro/IFH 2007/2008 Equity Incentive Plan (the “Plan”), effective as of the Effective Date, to reflect the conversion of options to purchase ordinary units of IFH (“IFH Options”) into options to purchase or subscribe for the Company’s ordinary shares, par value US$ 1.50 per share. The Plans contain terms and conditions that are intended to maintain in all material respects the same, and in no event greater, economic benefit to optionees as provided under the Plans as in effect prior to the Reorganization Date.
     The Group recognized aggregate compensation expense US$ 1.7 million for the year ended 2010 (2009: US$ 2.8 million; 2008: US$ 3.8 million) related to the options granted under the Option Schemes.
     The fair value of the options under the Option Schemes was measured at the date of grant using the Black-Scholes valuation technique. This valuation model takes into account factors such as non transferability, expected volatility, exercise restrictions and behavioral considerations.
     Key grant-date fair value and other assumptions under the Option Schemes are detailed below:

	May	May	May	Feb	Oct	Dec	Jan	Nov
Grant Date	2004	2005	2006	2006	2006	2007	2009	2009

Expected volatility	39%	37%	36%	36%	36%	36%	21%	22%
Expected life	5,77	5,37	4,97	5,05	4,8	6,5	6,5	6,5
Risk free rate	3,46%	3,56%	4,46%	4,13%	4,14%	3,22%	1,85%	2,31%
Expected dividend yield	1%	1%	1%	1%	1%	1%	0%	0%
Fair value per option	$1,48	$1,40	$2,02	$1,67	$1,98	$3,19	$2,35	$2,52
Possibility of ceasing employment before vesting	0%	0%	0%	0%	0%	0,17%	0,56%	0,92%
Exercise price	$3,88	$3,88	$3,88	$4,74	$5,75	$8,55	$8,93	$8,93

	Jan	Jan	Jun	Sep	Sep
Grant Date	2010	2010	2010	2010	2010

Expected volatility	22%	22%	22%	22%	22%
Expected life	6,5	6,5	6,5	6,5	6,5
Risk free rate	2,34%	2,34%	1,79%	1,41%	1,41%
Expected dividend yield	0%	0%	0%	0%	0%
Fair value per option	$2,41	$2,25	$2,11	$2,03	$2,19
Possibility of ceasing employment before vesting	1,05%	1,05%	1,55%	1,76%	1,76%
Exercise price	$8,55	$8,93	$8,93	$8,93	$8,55
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
17. Equity-settled unit-based payments (continued)
     Since the Group’s shares were not publicly traded at the time the options were granted, expected volatility was determined by calculating the historical volatility of share prices of comparable entities in representative stock markets. The expected life used in the model was adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioral considerations. On January 28, 2011 the Company completed its initial public offering in the New York Stock Exchange (see Note 34).
     Details of each plan are as follow:
     The Adecoagro/ IFH 2004 Stock Incentive Option Plan
     This scheme was effectively established in 2004 and is administered by the Compensation Committee of the Company. Options under the Adecoagro/ IFH 2004 Stock Incentive Option Plan vest over a 3-year period from the date of grant at 33% on each anniversary of the grant date. Options are exercisable over a ten-year period. The exercise price of the options is determined by the Compensation Committee but under no circumstances the price may be less than 100% of the fair market value of the shares at the date of grant. For this scheme, there are no performance requirements for the exercising of options, except that a participant’s employment with the Group must not have been terminate prior to the date of exercise of the relevant option. If the participant ceases to be employee for cause any unvested option shall automatically expired and shall not be exercisable. In addition, if the participant ceases to be an employee for reason of death, any portion of the share option held by he or she that has vested on that date may be exercised by his or her legal representative for the period of one year. Finally if the participant ceases to be an employee for any reason other than cause or death any portion of any vested option held may be exercisable for a period of three months.
     Movements in the number of equity-settled options outstanding and their related weighted average exercise prices under the Adecoagro/ IFH 2004 Stock Incentive Option Plan are as follows:

	2010		2009		2008
	Average		Average		Average
	exercise		exercise		exercise
	price per	Options	price per	Options	price per	Options
	share	(thousands)	share	(thousands)	share	(thousands)
At January 1	4.49	3,602	4.49	3,602	4.49	3,602
Granted	—	—	—	—	—	—
Forfeited	4.85	(338)	—	—	—	—
Exercised	—	—	—	—	—	—
Expired	—	—	—	—	—	—

At December 31	4.45	3,264	4.49	3,602	4.49	3,602

     Options outstanding at year end under the Adecoagro/ IFH 2004 Incentive Option Plan have the following expiry date and exercise prices:

	Exercise
	price per	Shares (in thousands)
	share	2010	2009	2008
Expiry date:
May 1, 2014	3.88	1,011	1,011	1,011
May 1, 2015	3.88	834	858	858
May 1, 2016	3.88	343	481	481
February 16, 2016	4.74	165	165	165
October 1, 2016	5.75	911	1,087	1,087
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
17. Equity-settled unit-based payments (continued)
     The Adecoagro/ IFH 2007/ 2008 Equity Incentive Plan
     This scheme was effectively established in late 2007 and is administered by the Compensation Committee of the Company. Options under the Adecoagro/ IFH 2007/2008 Equity Incentive Plan vest over a 4-year period from the date of grant at 25% on each anniversary of the grant date. Options are exercisable over a ten-year period. The exercise price of the options is determined by the Compensation Committee but under no circumstances the price may be less than 100% of the fair market value of the shares at the date of grant. For this scheme, there are no performance requirements for the exercising of options, except that a participant’s employment with the Group must not have been terminated prior to the date of exercise of the relevant option. If the participant ceases to be employee for cause any unvested option shall automatically expired and shall not be exercisable. In addition, if the participant ceases to be an employee for reason of death, any portion of the share option held by he or she that has vested on that date may be exercised by his or her legal representative for the period of one year. Finally if the participant ceases to be an employee for any reason other than cause or death any portion of any vested option held may be exercisable for a period of three months.
     Movements in the number of equity-settled options outstanding and their related weighted average exercise prices under the Adecoagro/ IFH 2007/2008 Equity Incentive Plan are as follows:

	2010		2009		2008
	Average		Average		Average
	exercise		exercise		exercise
	price per	Options	price per	Options	price per	Options
	share	(thousands)	share	(thousands)	share	(thousands)
At January 1	8.68	3,046	8.55	1,969	8.55	1,969
Granted	8.84	297	8.93	1,070	—	—
Forfeited	8.55	(172)	—	—	—	—
Exercised	—	—	—	—	—	—
Expired	—	—	—	—	—	—

At December 31	8.70	3,170	8.68	3,046	8.55	1,969

     Options outstanding at year-end under the Adecoagro/ IFH 2007/2008 Equity Incentive Plan have the following expiry date and exercise prices:

	Exercise
	price per	Shares (in thousands)
	share	2010	2009	2008
Expiry date:
Dec 1, 2017	8.55	1,796	1,969	1,969
Jan 30, 2019	8.93	1,050	1,050	—
Nov 1, 2019	8.93	27	27	—
Jan 30, 2020	8.55	53	—	—
Jan 30, 2020	8.93	121	—	—
Jun 30, 2020	8.93	33	—	—
Sep 1, 2020	8.93	66	—	—
Sep 1, 2020	8.55	23	—	—
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
17. Equity-settled unit-based payments (continued)
     The following table shows the exercisable shares at year end under both the Adecoagro/ IFH 2004 Incentive Option Plan and the Adecoagro/ IFH 2007/ 2008 Equity Incentive Plan:

Exercisable shares
in thousands
2010	3.253
2009	3.057
2008	2.337
     Adecoagro S.A. Restricted Share Plan
     As of October 28, 2010, the Board of Directors authorized and approved Adecoagro S.A. Restricted Share Plan (the “Plan”), which provides for awards of restricted shares to employees, officers, members of the Board and other service providers of the Company. The purpose of the Plan is to further align the interests of participants with those of the shareholders by providing participants with long-term incentive compensation opportunities tied to the performance of the Company’s ordinary shares.
     The maximum number of ordinary shares with respect to which awards may be made under the Plan is 1,178,571 (1.5% of the ordinary shares issued and outstanding upon consummation of initial public offering and the private placement with Al Gharrafa Transaction). The Committee anticipates that such number of shares will be sufficient for grants of awards under the Plan for a period of five years. Shares subject to awards that become forfeited, expired, settled in cash or otherwise terminated without delivery of such shares will again be available for future awards under the Plan. The shares available for issuance as well as outstanding awards under the Plan are subject to adjustment in the event of a reorganization, stock split or similar change.
     As of December 31, 2010 no awards under the Plan has been made.
18. Legal and other reserves
     According to the laws of certain of the countries in which the Group operates, a portion of the profit of the year (5%) is separated to constitute legal reserves until they reach legal capped amounts. These legal reserves are not available for dividend distribution and can only be released to absorb losses.
     In addition, from time to time, the subsidiaries of the Group may separate portions of their profits of the year to constitute voluntary reserves according to company law and practice. These voluntary reserves may be released for dividend distribution.
     Legal and other reserves amount to US$ 6,536 as of December 31, 2010 (2009: US$ 7,855; 2008: US$ 7,089) and are included within the balance of retained earnings in the statement of changes in shareholders’ equity.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
19. Trade and other payables

	2010	2009	2008
Non-current
Trade payables (i)	4,239	5,047	2,679
Payable from acquisition of subsidiary (Note 31) (i)	5,802	—	—
Taxes payable	1,331	1,391	—
Other payables	413	384	—
Contingent consideration arising on a business combination	—	—	3,411

	11,785	6,822	6,090

Current
Trade payables	49,597	50,377	37,975
Payable from acquisition of subsidiary (Note 31) (i)	5,802	—	—
Advances from customers	2,560	871	446
Amounts due to related parties (Note 33)	4,892	330	1,087
Taxes payable	4,967	3,527	2,877
Contingent consideration arising on a business combination	—	4,825	3,565
Other payables	1,418	2,168	720

	69,236	62,098	46,670

Total trade and other payables	81,021	68,920	52,760

     The fair values of current trade and other payables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other payables approximate their carrying amounts, as the impact of discounting is not significant.
     (i) These trades payable are mainly collateralized by property, plant and equipment of the Group.
20. Borrowings

	2010	2009	2008
Non-current
Bank borrowings	250,591	202,891	3,844
Obligations under finance leases	81	243	255

	250,672	203,134	4,099

Current
Bank overdrafts	209	—	19,771
Bank borrowings	138,224	102,970	203,816
Obligations under finance leases	367	677	627

	138,800	103,647	224,214

Total borrowings	389,472	306,781	228,313

     As of December 31, 2010, total bank borrowings include collateralized liabilities of US$ 350,654 (2009: US$ 203,503; 2008: US$ 130,789). These loans are mainly collateralized by property, plant and equipment and shares of certain subsidiaries of the Group.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
20. Borrowings (continued)
     The maturity of the Group’s borrowings (excluding obligations under finance leases) and the Group’s exposure to fixed and variable interest rates is as follows:

	2010	2009	2008
Fixed rate:
Less than 1 year	52,326	30,579	95,209
Between 1 and 2 years	22,425	5,724	678
Between 2 and 3 years	7,661	5,173	191
Between 3 and 4 years	7,394	5,167	127
Between 4 and 5 years	5,920	5,167	—
More than 5 years	22,555	5,167	—

	118,281	56,977	96,205

Variable rate:
Less than 1 year	86,107	72,391	128,378
Between 1 and 2 years	70,905	68,667	703
Between 2 and 3 years	54,436	55,907	703
Between 3 and 4 years	17,506	49,511	249
Between 4 and 5 years	15,619	787	41
More than 5 years	26,170	1,621	1,152

	270,743	248,884	131,226

	389,024	305,861	227,431

     Borrowings incurred by the Group’s subsidiaries in Brazil are repayable at various dates between January 2011 and July 2020 and bear either fixed interest rates ranging from 4.00% to 16.58% per annum or variable rates based on LIBOR or other specific base-rates plus spreads ranging from 2.65% to 18.99% per annum. At December 31, 2010 LIBOR (six months) was 0.46% (2009: 0.49%; 2008: 3.12%).
     Borrowings incurred by the Group’s subsidiaries in Argentina are repayable at various dates between January 2011 and November 2015 and bear either fixed interest rates ranging from 2.60% and 6.00% per annum and variable rates based on LIBOR + 7.5% per annum.
     As of December 31, 2010, total borrowings include (i) a US-dollar denominated 30.2 million loan (principal plus accrued interest) with a syndicated of banks, led by Rabobank International Brasil S.A. (“Rabobank”) (2009: US$ 40.2 million; 2008: US$ 51.1. million) due in 2013 (the “Syndicated Loan”); (ii) a Reais-denominated 135.9 million loan (principal plus accrued interest) (equivalent to US$ 81.6 million as of December 31, 2010) with BNDES-FINEM (the “BNDES Loan Facility”) due in 2018; (iii) a U.S. dollar-denominated 60,291 million loan with the Interamerican Development Bank (IDB) (the “IDB Facility”); (iv) a Reais-denominated 70.0 million facility (of which, as of December 31, 2010, the Group have received R$70.0 million, equivalent to US$ 42.0 million) from Banco do Brasil S.A. (BDB) (“The BDB Facility”) due between 2012 and 2020; and (v) a U.S. dollar-denominated 50.0 million loan with the Deutsche Bank AG London Branch (DB) (The “DB facility”) due in 2013.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
20. Borrowings (continued)
•	Syndicated Loan and BNDES Loan Facility
          The Syndicated Loan bears interest at LIBOR plus 2.65% per annum and the BNDES Loan Facility bears interest at a country-specific variable rate (“TJLP rate”) plus 4.05% per annum (TJLP at December 31, 2010 was 6.00%). The Syndicated Loan and the BNDES Loan Facility contain certain customary financial covenants, events of default and restrictions which require the Group to meet pre-defined financial ratios, among other restrictions, as well as restrictions on the payment of dividends, except as would not result in a breach of the financial covenants. These financial covenants are measured in accordance with generally accepted accounting principles in Brazil (“Brazilian GAAP”) and measured on an annual basis as of the end of each fiscal year. Certain covenants are measured on a combined basis aggregating the borrowing subsidiaries and others are measured on an individual basis. Under the Syndicated Loan, defaults by either Angélica, UMA, Adeco Agropecuária Brasil S.A. or Adeco Brasil Participações S.A. on any indebtedness with an aggregate principal amount over US$ 500,000 can result in acceleration of the full outstanding loan amount due to the syndicate of banks. The obligations under this facility are secured by (i) a mortgage of the Takuare farm; (ii) a pledge on the capital stock (“quotas”) of Angélica; and (iii) liens over the Angélica mill and equipment, all of which are property of Angélica.
          During 2008, for the Syndicated Loan and the BNDES Loan Facility, the Group was required to meet (i) a debt service coverage ratio on an individual basis of more than 1.0; (ii) a liquidity ratio on an individual basis of more than 1.0; (iii) a liquidity ratio on an aggregate basis of more than 1.2; (iv) an interest coverage ratio on an aggregate basis of more than 3.0; and (v) a net bank debt to EBITDA ratio on an aggregate basis of less than 5.0.
          Furthermore, on December 30, 2009, the Group entered into an amendment to the Syndicated Loan and the BNDES Loan Facility to modify the terms of the financial ratios covenants. Pursuant to the amendment, the Group is required to meet redefined certain financial ratios on an annual basis as of the end of each of the fiscal years commencing as of December 31, 2009. The Group was in compliance with these redefined covenants as of December 31, 2009 and December 31, 2010.
          The redefined financial covenants were as follows:

	2010	2011	2012 to 2013	2014 to 2018
Financial ratios:
Debt Service Coverage Ratio (individual)	> 0.65	> 1.00	> 1.00	> 1.30
Liquidity Ratio (individual)	> 1.00	> 1.00	> 1.00	> 1.00
Liquidity Ratio (aggregate)	> 0.65	> 1,00	> 1.20	> 1.20
Interest Coverage Ratio (aggregate)	> 2.00	> 2.00	> 4.00	> 4.00
Net Bank Debt / EBITDA (aggregate)	< 5.50	< 3.00	< 3.00	< 3.00
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
20. Borrowings (continued)
•	IDB Facility
          The IDB Facility is divided into a seven-year US$ 31 million tranche (Tranche A) and a five-year US$ 49 million tranche (Tranche B). Tranche A originally bore interest at 180-day LIBOR plus 5% per annum although subsequently revised to a fixed rate of 7.52% per annum. Tranche B bears interest at 180-day LIBOR plus 4.75% per annum. Payment of principal plus interest of both tranches are made on a bi-annual basis. The proceeds of this loan were used to make capital investments and refinance short-term debt. The IDB facility is collateralized by property, plant and equipment with a net book value of US$ 40.7 million, by a mortgage over (i) Carmen and La Rosa farms which are property of Adeco Agropecuaria S.A.; and (ii) El Meridiano farm which is the property of Pilagá S.A.
          Under the IDB Facility, defaults by either Adeco Agropecuaria S.A. or Pilagá S.A on any indebtedness with an aggregate principal amount over US$ 3.0 million can result in acceleration of the full outstanding loan amount due to the IDB. The IDB Facility also contains certain customary financial covenants and restrictions which requires the Group to meet pre-defined financial ratios, among other restrictions, as well as restrictions on the payment of dividends. The financial covenants are measured in accordance with generally accepted accounting principles in Argentina (“Argentine GAAP”) and measured both on quarterly or annually basis.
          The subsidiaries Adeco Agropecuaria S.A. and Pilagá S.A. are required under the original terms of the IDB Facility to meet every quarter : (i) a debt to EBITDA ratio on an individual basis of less than 3.75; (ii) a debt to EBITDA ratio on an aggregate basis of less than 4.0; (iii) a total liabilities to total equity ratio on an individual basis of less than 1.40; (iv) a total liabilities to total equity ratio on an aggregate basis of less than 1.20; (v) a current asset to current liabilities ratio on an aggregate basis of more than 1.30; (vi) an interest coverage ratio on an aggregate basis of more than of more than 2.0; and (vii) a loan coverage ratio of more than 1.5 on an aggregate basis.
          During 2009, the Group was in compliance with the loan coverage ratio on an aggregate basis for all quarters, in compliance with the total liabilities to total equity ratio on for Adeco Agropecuaria S.A. for three quarters, in compliance with the current asset to current liabilities ratio on an aggregate basis for one quarter, but Adeco Agropecuaria S.A. and Pilagá S.A. were not in compliance of the remaining financial ratio covenants. During 2009, the total liabilities to total equity ratio for Adeco Agropecuaria S.A. was 1.46 for its quarter of noncompliance and the aggregate current asset to current liabilities ratio ranged from 0.68 to 0.85 during the three quarters of noncompliance. For the remaining ratios, the debt to EBITDA ratio for Adeco Agropecuaria S.A. ranged from less than zero (negative EBITDA) to13.13, the debt to EBITDA ratio for Pilagá S.A ranged from less than zero (negative EBITDA) to 49.3, the total liabilities to total equity ratio for Pilagá S.A. ranged from 1.81 to 2.71, the aggregate debt to EBITDA ratio ranged from 8.02 to 36.6, the aggregate total liabilities to total equity ratio ranged from 1.27 to 1.54 and the aggregate interest coverage ratio ranged from 0.23 to 1.43. The IDB granted waivers for each breach of the financial ratio covenants.
          On May 14, 2010, the Group entered into an amendment to the IDB Facility to modify the terms of the existing financial ratio covenants. Since the date of the loan amendment, the Group has been in compliance with all of the amended financial ratio covenants. Pursuant to the amended ratios, the Group is now required to meet financial ratios for aggregate EBITDA, aggregate total debt, and aggregate capital expenditures on a quarterly basis commencing in the 2010 fiscal year as set forth below. The Group is required to meet, as of the end of the fourth quarter of 2010 and as of each fiscal quarter thereafter, financial ratios for aggregate debt to EBITDA, aggregate total liabilities to total equity, aggregate current assets to current liabilities, aggregate interest coverage, aggregate debt to equity, aggregate short-term debt to total debt and debt to equity on an individual basis. The redefined financial covenants were as follows:
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
20. Borrowings (continued)

	2010 4Q	2011		2012	2013
Financial ratios:
EBITDA (aggregate) (in millions of $)	N/A	N/A		N/A	N/A
Total Debt (aggregate) (in millions of $)	< 115.00	< 115.00		< 115.00	< 115.00
Capital Expenditures (aggregate)(in millions of $)	< 15.00	N/A		N/A	N/A
Debt to EBITDA (aggregate)	< 5.00	< 4.75		< 4.25	< 3.75
Total Liabilities to Total Equity (aggregate)	< 1.50	< 1.50		< 1.30	< 1.30
Current Asset to Current Liabilities (aggregate) (i)	> 1.30	> 1.10/1.30		> 1.10/1.30	> 1.10/1.30
Interest Coverage (aggregate)	> 1.40	> 2.10		> 2.35	> 2.60
Debt to Equity (aggregate)	< 1.20	< 1.20		< 1.20	< 1.20
Short-Term Debt to Total Debt (aggregate) (ii)	< 0.57	< 0.50		< 0.50	< 0.50
Debt to Equity (individual)	< 1.70	< 1.5	(iii)	< 1.20	< 1.20

(i)	From 2011 onwards, for the first, second and third quarters the ratio is >1.10. From 2011 onwards, for the fourth quarter the ratio is >1.30.

(ii)	Measured annually.

(iii)	On March 24, 2011, the Group entered into an amendment to the IDB Facility to redefine this financial ratio covenant.
          In addition, the IDB Facility contains a change of control provision requiring acceleration of amounts due under the facility.
•	BDB Facility
          In July 2010, Angélica, a Brazilian subsidiary, entered into a Reais-denominated 70.0 million loan (equivalent to US$ 42.0 million as of December 31, 2010) with Banco do Brasil S.A. due in 2020. The BDB Facility bears a fixed interest rate of 10% per annum and is repayable on a monthly basis starting in August 2012 and ending in July 2020 (until August 2012, interest will be pay be quarterly). As of September 30, 2010, the Group received R$51.5 million (equivalent to US$ 30.9 million as of December 31, 2010). Under the BDB Facility, defaults by either Angélica or any of the Brazilian subsidiaries on any indebtedness can result in acceleration of the full outstanding loan amount due to BDB. The BDB Facility contains customary covenants and restrictions. Angélica’s obligations under the BDB Facility is secured by (i) a second mortgage of the Sapálio farm, which is owned by the subsidiary Ivinhema Agroenergia Ltda. and (ii) a first pledge on the equipment acquired or to be acquired by Angélica with the proceeds of such facility. Angélica is currently not, and has not been, in violation of any of the financial ratio covenants for the BDB Facility. The following table lists the financial ratios covenants Angélica subsidiary is currently required to meet under the BDB Facility:
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
20. Borrowings (continued)

Financial Ratios	2010 to 2013	2014 to 2020
Debt Service Coverage Ratio (individual)	>1.00	>1.30
Liquidity Ratio (individual)	>1.00	>1.00
•	DB Facility
          On July 28, 2010, Angélica also entered into a U.S. dollar-denominated 50.0 million facility with Deutsche Bank AG London Branch, due in 2013. Borrowings under this facility are repayable on various dates between July 2011 and July 2013 and bear an annual interest at a variable rate equal to LIBOR plus 8.5%. Angélica pledged and granted to DB a continuing first priority security interest on its debt service reserve account and all investment property, financial assets or other property credited thereto, deposited or carried therein. Under the DB Facility, defaults by Angélica on any indebtedness with an aggregate principal amount over US$ 5.0 million or by Adecoagro LLC on any indebtedness with an aggregate principal amount over US$ 10.0 million can result in acceleration of the full outstanding loan amount due to DB. The DB Facility contains customary covenants and restrictions, including restrictions on the payment of dividends until the balance on the loan are less than US$ 14 million and restrictions on the incurrence of debt except for a US$ 50 million working capital allowance provided certain other restrictions are met. In addition to the pledge, Angélica’s obligations under the DB Facility are also secured by a second mortgage of its Takuarê farm. Angélica is currently not, and has not been, in violation of any of the financial ratio covenants for the DB Facility. The following table lists the financial ratios covenants Angélica is currently required to meet under the DB Facility:

Financial Ratios	2010	2011	2012
Interest Coverage Ratio (individual)	>1.65	>3.10	>3.50
Leverage Ratio (individual)	<8.50	<3.40	<2.50
Capital Expenditures (individual) (in millions of R$)	<154.00	<50.00	<50.00
          The Group estimates that the carrying amount of short-term loans approximates fair value due to their short-term nature. The Group estimates that the fair values of the long-term bank loans are estimated based on the current rates offered to the Group for debt of similar terms and maturities. The Group’s fair value of long-term bank loans was not significantly different from the carrying value at December 31, 2010, 2009 and 2008.
          The carrying amounts of the Group’s borrowings are denominated in the following currencies (expressed in US dollars):

	2010	2009	2008
Currency
Argentine Peso	13	88	35,343
US Dollar	199,182	158,797	164,103
Uruguayan Peso	62	40	—
Brazilian Reais	190,215	147,856	28,867

	389,472	306,781	228,313

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
20. Borrowings (continued)
          Obligations under finance leases
          Lease liabilities are effectively secured as the rights to the leased asset revert to the lessor in the event of default.
          Gross finance lease liabilities — minimum lease payments:

	2010	2009	2008
Not later than one year	396	719	801
Later than one year and not later than five years	81	243	327

	477	962	1,128
Future finance charges on finance leases	(29)	(42)	(246)

Present value of finance lease liabilities	448	920	882

          The present value of finance lease liabilities is as follows:

	2010	2009	2008
Not later than one year	367	677	627
Later than one year and not later than five years	81	243	255

	448	920	882

          Under the terms of the lease agreements, no contingent rents are payable. The interest rate inherent in these finance leases is fixed at the contract date for all of the lease term. The average interest rate on finance lease payables at December 31, 2010 was 10.67% (2009: 14.75%; 2008: 15.36%).
21. Taxation
          Adecoagro is subject in Luxembourg to the applicable general tax regulations.
          The Group’s income tax has been calculated on the estimated assessable taxable profit for the year at the rates prevailing in the respective foreign tax jurisdictions. The subsidiaries of the Group in the jurisdictions where the Group operates are required to calculate their income taxes on a separate basis; thus, they are not permitted to compensate subsidiaries ´ losses against subsidiaries income. The details of the provision for the Group’s foreign income tax are as follows:

	2010	2009	2008
Current income tax	(3,956)	(1,034)	903
Deferred income tax	20,219	6,449	9,546

Income tax benefit	16,263	5,415	10,449

          The statutory tax rate in the countries where the Group operates for all of the years presented are:

Tax Jurisdiction	Income Tax Rate
Argentina	35%
Brazil	34%
Uruguay	25%
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
21. Taxation (continued)
          Deferred tax assets of the Group as of December 31, 2010, 2009 and 2008 will be recovered as follows:

	2010	2009	2008
Deferred income tax asset to be recovered after more than 12 months	66,756	44,139	16,068
Deferred income tax asset to be recovered within 12 months	707	974	2,645

Deferred income tax assets	67,463	45,113	18,713

Deferred income tax liability to be recovered after more than 12 months	108,644	108,585	92,457
Deferred income tax liability to be recovered within 12 months	2,851	6,460	2,170

Deferred income tax liability	111,495	107,045	94,627

Deferred income tax liabilities, net	44,032	61,932	75,914

The gross movement on the deferred income tax account is as follows:

	2010	2009	2008
Beginning of year	61,932	75,914	100,661
Exchange differences	(4,961)	(7,000)	(11,237)
Acquisition of subsidiary	7,280	—	—
Disposal of subsidiary (Note 15)	—	(533)	(3,964)
Income tax benefit	(20,219)	(6,449)	(9,546)

End of year	44,032	61,932	75,914

     The movement in the deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

	Property, plant and
Deferred income tax liabilities	equipment	Biological assets	Others	Total
At January 1, 2008	102,864	6,730	119	109,713
Charged/(credited) to the statement of income	(1,723)	3,512	229	2,018
Disposal of subsidiary	(3,813)	(151)	—	(3,964)
Exchange differences	(11,130)	(1,902)	(108)	(13,140)

At December 31, 2008	86,198	8,189	240	94,627

Charged/(credited) to the statement of income	(5,065)	20,384	670	15,989
Disposal of subsidiary	(510)	(14)	(9)	(533)
Exchange differences	(1,771)	(1,555)	288	(3,038)

At December 31, 2009	78,852	27,004	1,189	107,045

Charged/(credited) to the statement of income	(1,992)	2,051	(376)	(317)
Acquisition of subsidiary	7,280	—	—	7,280
Exchange differences	(2,546)	(263)	296	(2,513)

At December 31, 2010	81,594	28,792	1,109	111,495

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
21. Taxation (continued)

			Equity-settled
		Tax loss	share-based	Biological
Deferred income tax assets	Provisions	carryforwards	compensation	Assets	Others	Total
At January 1, 2008	806	3,679	1,860	—	2,707	9,052
Charged/(credited) to the statement of income	(171)	11,145	1,366	—	(776)	11,564
Exchange differences	(195)	(1,099)	—	—	(609)	(1,903)

At December 31, 2008	440	13,725	3,226	—	1,322	18,713

Charged/(credited) to the statement of income	675	19,201	999	—	1,563	22,438
Exchange differences	150	3,479	—	—	333	3,962

At December 31, 2009	1,265	36,405	4,225	—	3,218	45,113

Charged/(credited) to the statement of income	1,980	(2,655)	617	19,525	435	19,902
Exchange differences	63	2,961	—	(1,632)	1,056	2,448

At December 31, 2010	3,308	36,711	4,842	17,893	4,709	67,463

          Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through the future taxable profits is probable. Tax loss carry forwards may have expiration dates or may be permanently available for use by the Group depending on the tax jurisdiction where the tax loss carry forward is generated. Tax loss carry forwards in Argentina and Uruguay generally expire within 5 years. Tax loss carry forwards in Brazil do not expire. However, in Brazil, the taxable profit for each year can only be reduced by tax losses up to a maximum of 30%.
          In order to fully realize the deferred tax asset, the Group will need to generate future taxable income in the countries where the net operating losses were incurred. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that as at December 31, 2010, it is probable that the Group will realize all of the deferred tax assets in Argentina and some portion of the deferred tax assets in Brazil.
          As of December 31, 2010, the Group’s tax loss carry forwards and the jurisdictions, which generated them are as follows:

Jurisdiction	Tax loss carry forward	Expiration Period
Argentina	5,718	5 years
Brazil	133,229	No expiration date
          Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The Group did not recognized deferred income tax assets of US$ 10.7 million at December 31, 2010 in respect of losses amounting to US$ 30.6 million than can be carried forward against future taxable income.
     The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	2010	2009	2008
Tax calculated at the tax rates applicable to profits in the respective countries	(23,004)	(8,100)	(12,789)
Non-deductible items	3,210	702	488
Unused tax losses, net	7,642	688	853
Non-taxable income	(4,234)	—	—
Others	123	1,295	999

Income tax benefit	(16,263)	(5,415)	(10,449)

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
22. Payroll and social security liabilities

	2010	2009	2008
Non-current
Social security payable	1,178	1,106	834

	1,178	1,106	834

Current
Salaries payable	3,471	2,446	1,416
Social security payable	2,223	1,831	936
Provision for vacations	6,155	4,802	2,532
Provision for bonuses	3,629	1,000	1,141

	15,478	10,079	6,025

Total payroll and social security liabilities	16,656	11,185	6,859

23. Provisions for other liabilities
          The Group is subject to several laws, regulations and business practices of the countries where it operates. In the ordinary course of business, the Group is subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, labor and social security, administrative and civil and other matters. The Group accrues liabilities when it is probable that future costs will be incurred and it can reasonably estimate them. The Group bases its accruals on up-to-date developments, estimates of the outcomes of the matters and legal counsel experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Group may be required to change its estimates of future costs, which could have a material effect on its results of operations and financial condition or liquidity.
          The table below shows the movements in the Group’s provisions for other liabilities categorized by type of provision:

	Labor, legal and	Tax and social
	other claims	security	Onerous contracts	Total
At January 1, 2008	844	2,950	—	3,794
Additions	327	78	—	405
Used during year	(240)	(1,570)	—	(1,810)
Exchange differences	(122)	(666)	—	(788)

At December 31, 2008	809	792	—	1,601

Additions	2,549	801	—	3,350
Used during year	(6)	(158)	—	(164)
Exchange differences	18	173	—	191

At December 31, 2009	3,370	1,608	—	4,978

Additions	1,770	552	3,947	6,269
Used during year	(1,379)	(705)	—	(2,084)
Exchange differences	(27)	71	—	44

At December 31, 2010	3,734	1,526	3,947	9,207

The accompanying notes are an integral part of these consolidated financial statements.

\

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
23. Provisions for other liabilities (continued)
          Analysis of total provisions:

	2010	2009	2008
Non current	4,606	3,326	777
Current	4,601	1,652	824

	9,207	4,978	1,601

          The Group is engaged in several legal proceedings, including tax, labor, civil, administrative and other proceedings in Brazil and Argentina, for which has established provisions in an aggregate amount of US$ 0.5 million as of December 31, 2010.
24. Sales

	2010	2009	2008
Sales of manufactured products and services rendered:
Rice	58,876	65,521	51,681
Ethanol	114,793	62,811	29,385
Sugar	98,385	26,143	20,495
Soybean oil and meal	—	8,420	1,692
Energy	15,040	8,216	—
Coffee	2,709	7,984	8,544
Services	749	2,848	2,507
Rental income	3,718	172	—
Powder milk	—	720	2,171
Others	259	551	698

	294,529	183,386	117,173

Sales of agricultural produce and biological assets:
Soybean	64,890	35,696	37,333
Cattle	2,978	28,639	9,548
Corn	23,968	14,654	22,547
Cotton	2,395	11,905	5,813
Milk	13,415	10,809	12,295
Wheat	7,939	10,218	15,407
Coffee	4,863	6,281	7,404
Sunflower	4,880	5,517	5,615
Barley	1,171	3,106	2,816
Seeds	2,537	2,352	3,822
Others	2,702	1,040	4,436

	131,738	130,217	127,036

Total sales	426,267	313,603	244,209

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
24. Sales (continued)
          Commitments to sell commodities at a future date
          The Group entered into contracts to sell non financial instruments, mainly, sugar, soybean and corn through sales forward contracts. Those contracts are held for purposes of delivery the non financial instrument in accordance with the Group’s expected sales. Accordingly, as the own use exception criteria are met, those contracts are not recorded as derivatives.
          The notional amount of these contracts is US$ 77.21 million as of December 31, 2010 (2009: US$ 29.1 million; 2008: US$ 9.1) comprised primarily of 91,828 tons of sugar (US$ 42.4 million), 79,250 tons of soybean (U$S 19.4 million) and 42,100 tons of corn (US$ 7.7 million), which expire between January 2011 and September 2011.
25. Expenses by nature
          The Group presented the statement of income under the function of expense method. Under this method, expenses are classified according to their function as part of the line items “cost of manufactured products sold and services rendered”, “cost of agricultural produce sold and direct agricultural selling expenses”, “general and administrative expenses” and “selling expenses”.
          The following table provides the additional disclosure required on the nature of expenses and their relationship to the function within the Group:

	2010	2009	2008
Cost of agricultural produce and biological assets sold	117,992	116,728	104,992
Raw materials and consumables used in manufacturing activities	136,208	95,959	44,444
Services	14,727	39,374	24,136
Salaries and social security expenses (Note 26)	52,728	37,099	40,061
Depreciation and amortization	37,563	30,356	28,314
Taxes (*)	25,821	20,474	12,975
Maintenance and repairs	14,299	17,046	6,713
Freights	24,198	11,322	8,686
Export taxes / selling taxes	7,846	5,612	9,940
Fuel and lubricants	9,336	5,507	4,407
Lease expense and similar arrangements (**)	3,262	2,764	1,782
Others	16,049	11,621	16,298

Total expenses by nature	460,029	393,862	302,748

(*)	Excludes export taxes and selling taxes.

(**)	Relates to various cancellable operating lease agreements for office and machinery equipment.
          For the year ended December 31, 2010, an amount of US$ 219,201 is included as “cost of manufactured products sold and services rendered” (2009: US$ 180,083; 2008: US$ 105,583); an amount of US$ 131,738 is included as “cost of agricultural produce sold and direct agricultural selling expenses” (2009: US$ 130,217; 2008: US$ 127,036); an amount of US$ 56,562 is included in “general and administrative expenses” (2009: US$ 52,393; 2008: US$ 45,633); and an amount of US$ 52,528 is included in “selling expenses” as described above (2009: US$ 31,169; 2008: US$ 24,496).
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
26. Salaries and social security expenses

	2010	2009	2008
Wages and salaries	40,090	27,777	30,516
Social security costs	10,857	6,442	5,643
Equity-settled share-based compensation	1,781	2,880	3,902

	52,728	37,099	40,061

Number of employees	5,263	5,290	4,544

27. Other operating income, net

	2010	2009	2008
Gain from the sale of subsidiaries (Note 15)	—	18,839	13,974
(Loss)/gain from commodity derivative financial instruments	106	(7,486)	1,848
Loss from onerous contracts — forwards	(3,935)	—	—
Gain from disposal of farmland (Note 15)	20,837	—	—
Gain from disposal of other property items	847	337	479
Others	369	1,381	1,022

	18,224	13,071	17,323

28. Financial results, net

	2010	2009	2008
Finance income:
- Interest income	1,341	472	1,494
- Foreign exchange gains, net	7,324	10,903	—
- Gain from interest rate/foreign exchange rate derivative financial instruments	5,018	—	—
- Other income	2,876	178	1,058

Finance income	16,559	11,553	2,552

Finance costs:
- Interest expense	(34,369)	(28,222)	(23,324)
- Foreign exchange losses, net	—	—	(24,932)
- Taxes	(2,104)	(2,060)	(1,982)
- Loss from interest rate/foreign exchange rate derivative financial instruments	—	(314)	—
- Other expenses	(3,023)	(3,620)	(622)

Finance costs	(39,496)	(34,216)	(50,860)

Total financial results, net	(22,937)	(22,663)	(48,308)

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
29. Earnings per share
     Basic and diluted loss per share is calculated by dividing the loss attributable to equity holders of the Group by the weighted average number of shares in issue during the year.

	2010	2009	2008
Loss attributable to equity holders of the Group	(43,904)	(260)	(18,947)
Weighted average number of shares in issue (thousands)	121,667	120,000	112,420

Basic and diluted losses per share	(0.361)	(0.002)	(0.168)

     Diluted net loss per share is computed by dividing the net loss for the period by the weighted average number of ordinary shares outstanding, and when dilutive, adjusted for the effect of all potentially dilutive shares, including share options, on an as-if converted basis. For all periods presented, there were no differences in the weighted-average number of ordinary shares used for basic and diluted net loss per share as the effect of all potentially dilutive shares outstanding was anti-dilutive. As of December 31, 2010, there were 6.4 million (2009: 6.6 million and 2008: 5.6 million) share options outstanding that could potentially have a dilutive impact in the future but were antidilutive in all periods presented.
30. Disclosure of leases and similar arrangements
     The Group as lessee
     Operating leases:
     The Group leases various offices and machinery under cancellable operating lease agreements. Lease expense was US$ 4.41 million for the year ended December 31, 2010 (2009: US$ 2.2 million; 2008: US$ 3.0 million). Lease expense is included in “General and administrative expenses” in the consolidated statement of income.
     The Group leases land for crop cultivation in Argentina. The leases have an average term of a crop year and are renewable at the option of the lessee for additional periods. Under the lease agreements, rent accrues generally at the time of harvest. Rent is payable at several times during the crop year. Lease expense was US$ 8.01 million for the year ended December 31, 2010 (2009: US$ 4.3 million; 2008: 2.5 million). Lease expense is capitalized as part of biological assets, affecting the periodically re-measurement of the biological assets at fair value. Based on this accounting policy, the line item ‘Initial recognition and changes in fair value of biological assets and agricultural produce’ in the consolidated income statement is directly affected by the lease expense that has been capitalized.
     The future aggregate minimum lease payments under cancellable operating leases are as follows:

	2010	2009	2008
No later than 1 year	3,246	11,681	773
Later than 1 year and no later than 5 years	2,110	3,824	1,982
Thereafter	478	487	—

	5,834	15,992	2,755

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
30. Disclosure of leases and similar arrangements (continued)
     Agriculture “partnerships” (parceria by its exact term in Portuguese):
     The Group enters into contracts with landowners to cultivate sugarcane on their land. These contracts have an average term of 5 years.
     Under these contracts, the Group makes payments based on the market value of sugarcane per hectare (in tons) used by the Group in each harvest, with the market value based on the price of sugarcane published by CONSECANA and a fixed amount of total recoverable sugar per ton. Lease expense was US$ 15.8 million for the year ended December 31, 2010 (2009: US$ 9.9 million; 2008: 6.3 million). Lease expense is included in “Initial recognition and changes in fair value of biological assets and agricultural produce” in the statement of income.
     Finance leases:
     When a lease transfers substantially all risks and rewards to the Group as lessee, the Group initially recognizes the leased assets in the consolidated statement of financial position at the lower of fair value or present value of the future minimum lease payments. Most of the leased assets carried in the consolidated statement of financial position as part of a finance lease relate to long-term rental and lease agreements for vehicles, machinery and equipment. The net book value of assets under finance leases amounts to US$ 448, US$ 900 and US$ 1,562 as of December 31, 2010, 2009 and 2008, respectively.
     At the commencement of the lease term, the Group recognizes a lease liability equal to the carrying amount of the leased asset. In subsequent periods, the liability decreases by the amount of lease payments made to the lessors using the effective interest method. The interest component of the lease payments is recognized in the statement of income.
     Information on the breakdown of the present value of finance leases and its components is disclosed in Note 20.
     The Group as lessor
     Operating leases:
     The Group acts as a lessor in connection with an operating lease related to leased farmland. The lease payments received are recognized in profit or loss. The lease has a term of ten years.
     The following amounts have been recognized in the statement of income in the line “Sales of manufactured products and services rendered”:

	2010	2009	2008
Rental income	3,718	172	—
     The future minimum rental payments receivable under cancellable leases are as follows:

	2010	2009	2008
No later than 1 year	4,520	2,370	—
Later than 1 year and no later than 5 years	18,081	9,483	—
Thereafter	17,704	11,853	—

	40,305	23,706	—

     Finance leases:
     The Group does not act as a lessor in connection with finance leases.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
31. Business combinations
     Acquisitions completed during the year ended December 31, 2010
     Acquisition of Dinaluca Sociedad Anónima (Dinaluca)
     On August 23, 2010, the Group acquired 100% of the issued share capital of Dinaluca, an Argentina-based company mainly involved in the lease of farmlands, for a total consideration of US$ 20.1 million. The purchase price includes a cash payment of US$ 7.9 million and seller financing of US$ 12.2 million plus accrued interest at LIBOR plus 2% on outstanding amounts payable in two equal installments on the first anniversary and second anniversary of the transaction. These payment obligations are guaranteed by a pledge of the acquired shares in favor of the former shareholders of Dinaluca.
     In the period from acquisition to December 31, 2010, Dinaluca contributed revenues of US$ 0,06 million and gain of US$ 0.07 million to the Group’s consolidated results. If Dinaluca had been acquired on January 1, 2010, combined revenues of the Group would have been US$ 403.7 million (unaudited) and Loss Before Income Tax would have been US$ 60.8 million (unaudited) for the year ended December 31, 2010. For purposes of this note the term revenues comprises the line items “sales of manufactured products and services rendered”, “sales of agricultural produce and biological assets”, “initial recognition and changes in fair value of biological assets and agricultural produce” and “changes in net realizable value of agricultural produce after harvest”. These amounts have been calculated using the Group’s accounting policies and by adjusting the results of the subsidiary to reflect the additional depreciation and amortization, as appropriate, that would have been charged assuming the fair value adjustments to net assets acquired had been applied from January 1, 2010, together with its consequential tax effects. Results, assets and liabilities of Dinaluca as from the acquisition date are included within the ‘Rice’ and ‘Cattle’ segments.
     Details of the net assets acquired and goodwill are as follows:

Purchase consideration:
Cash paid	7,900
Present value of seller financing (*)	11,604

Total purchase consideration	19,504

Fair value of net assets acquired	12,481

Goodwill	7,023

(*)	Discounted at present value as of the date of acquisition.
     The goodwill generated on the acquisition was attributable mainly to the Group’s expected benefits from diversification and expansion into high-yield potential farmland properties.
     The assets and liabilities at the date of acquisition are as follows:

	Fair value	Book value (*)
Cash and cash equivalents	28	28
Property, plant and equipment	14,075	1,729
Investment property	7,935	766
Deferred income tax	(6,930)	(101)
Other current assets	1,330	1,330
Other current liabilities	(3,957)	(3,957)

Net assets acquired	12,481	(205)

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
31. Business combinations (continued).
     (*) Carrying amounts of assets, liabilities and contingent liabilities in Dinaluca’s books, determined in accordance with IFRS, immediately before the combination are not disclosed separately, as Dinaluca did not report IFRS information. Book values correspond to accounting records maintained under local GAAP prior to the acquisition.
          The outflow of cash and cash equivalents on the acquisition can be calculated as follows:

Cash paid	7,900
Cash and cash equivalents in subsidiary acquired .	(28)

Cash outflow on acquisition	7,872

          Acquisitions completed during the year ended December 31, 2008
          The Group completed no significant acquisitions during the year ended December 31, 2008.
          In January 2008, the Group completed the acquisition of the remaining 50% non controlling interest in Fazenda Mimoso (“Mimoso”) for an aggregate consideration of US$ 1 million. The previous 50% interest in Mimoso was acquired in February 2007 for a total purchase price of US$ 1.3 million, on which date the Group obtained control due to a shareholders agreement with the sellers. That acquisition was included in the aggregate disclosure of other non-significant acquisitions completed in 2007. The acquisition of the remaining 50% was treated as a transaction with parties external to the Group and generated negative goodwill of US$ 1.2 million due to the excess of fair value of net assets acquired over cost.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
32. Group companies
     The following table details the companies making up the Group as of December 31, 2010, 2009 and 2008:

			2010	2009	2008
		Country of	Ownership	Ownership	Ownership
		incorporation and	percentage held if	percentage held if	percentage held if
	Activities	operation	not 100%	not 100%	not 100%
Details of principal subsidiary undertakings:
Operating companies (unless otherwise stated):
Americas
Adeco Agropecuaria S.A.	(a)	Argentina	—	—	—
Pilagá S.A.	(a)	Argentina	99.84%	99.84%	99.84%
Cavok S.A.	(a)	Argentina	—	—	—
Establecimientos El Orden S.A.	(a)	Argentina	—	—	—
Bañado del Salado S.A.	(a)	Argentina	—	—	—
Agrícola Ganadera San José S.R.L.	(a)	Argentina	—	—	—
Santa Regina Agropecuaria S.R.L.	(a)	Argentina	—	—	—
La Paz Agropecuaria S.R.L.	(a)	Argentina	(i)	(i)	—
Agro Invest S.A.	(a)	Argentina	—	—	54.25%
Forsalta S.A.	(a)	Argentina	—	—	—
Dinaluca S.A.	(a)	Argentina	—	(ii)	(ii)
Adeco Agropecuaria Brazil S.A.	(b)	Brazil	—	—	—
Adecoagro Comercio Exportação e importação Ltda (f.k.a. Alfenas Café Ltda)	(c)	Brazil	(iv)	—	—
Angélica Agroenergia Ltda.	(b)	Brazil	—	—	—
Usina Monte Alegre Ltda.	(b)	Brazil	—	—	—
Fazenda Mimoso Ltda.	(c)	Brazil	—	—	—
Ivinhema Agronergia S.A. (f.k.a. Amandina Agroenergía Ltda.)	(b)	Brazil	—	—	—
Kelizer S.C.A.	(a)	Uruguay	—	—	—
Adecoagro Uruguay S.R.L.	(a)	Uruguay	—	—	—
Holdings companies:
Americas
Adeco Brazil Participacoes S.A.	—	Brazil	—	—	—
International Farmland Holdings LP	—	United States	98.00%	98.00%	98.00%
Adecoagro LP	—	United States	—	—	—
Ladelux S.C.A.	—	Uruguay	—	—	—
Asia
AFI (L) LTD.	—	Malaysia	(iii)	—	—
Europe
Kadesh Hispania S.L.	—	Spain	—	—	—
Leterton España S.L.	—	Spain	—	—	—
Ona Ltd.	—	Malta	—	—	—
Toba Ltd.	—	Malta	—	—	—
Details of principal joint venture undertakings:
Americas
Grupo La Lácteo	(d)	Canada	50.00%	50.00%	50.00%
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
32. Group companies (continued)
(a) Mainly crops, rice, cattle and others

(b) Mainly sugarcane, ethanol and energy

(c) Mainly coffee

(d) Mainly dairy

(i) Sold in December 2009

(ii) Acquired in August 2010 (Note 31)

(iii) In process of liquidation

(iv) Merged with Usina Monte Alegre Ltda
     There are no associated undertakings for any of the periods presented.
     The percentage voting right for each principal subsidiary is the same as the percentage of capital stock held. Issued share capital represents only ordinary shares/ quotas, units or their equivalent. There are no preference shares or units issued in any subsidiary undertaking.
33. Related-party transactions
     The following is a summary of the balances and transactions with related parties:

			Income (loss) included in the
		Description of	statement of income			Balance receivable (payable)
Related party	Relationship	transaction	2010	2009	2008	2010	2009	2008
Grupo La Lácteo	Joint venture	Sales of goods	13,397	10,849	12,617	—	—	—
		Purchases of goods	—	(748)	(1,566)	—	—	—
		Receivables from related parties (Note 12)	—	—	—	1,662	2,554	4,368
		Payables (Note 19)	—	—	—	—	—	(1,087)

Mario Jorge de Lemos Vieira/ Cia Agropecuaria Monte Alegre/ Alfenas Agricola Ltda/ Marcelo Weyland Barbosa Vieira/ Paulo Albert Weyland Vieira	(i)	Cost of manufactured products sold and services rendered (ii)	(3,334)	(2,155)	(1,764)	—	—	—

		Receivables from related parties (Note 12)	—	—	—	291	796	180
		Payables (Note 19)	—	—	—	(4,892)	(330)	—

Marcelo Weyland Barbosa Vieira/ Paulo Albert Weyland Vieira/ Mario Jorge de Lemos Vieira/ Corina de Almeida Leite	(i)	Tax charge	4,138	—	—	—	—	—
		Payables (Note 19)	—	—	—		—	—

Management and selected employees	Employment	Compensation selected employees (iii)	(6,593)	(8,330)	(9,368)	(13,659)	(11,914)	(9,092)
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
33. Related-party transactions (continued)
(i) Shareholders of the Company.

(ii) Relates to agriculture partnership agreements (“parceria”).

(iii) Includes compensation expense under equity-settled share-based payments (Note 17).
     Ospraie Consent Agreement
     On December 14, 2010, the Group entered into a consent agreement with Ospraie Special Opportunities Master Holdings Ltd, or Ospraie, one of the Groups shareholders, pursuant to which the Company should pay to Ospraie an aggregate amount of US$ 3 million, subject to certain conditions, promptly following the completion of the initial public offering in consideration for their agreement to waive certain of their rights under the Groups’ shareholders agreement, which terminates upon the initial public offering. The payment was made in February 2011.
34. Events after the date of the statement of financial position
     Initial Public Offering (IPO) and private placement
     On January 28, 2011 the Company successfully completed an initial public offering of its shares in the New York Stock Exchange. The Company issued 28,405,925 shares, at a price of US$ 11 per share. In addition, on February 11, 2010, the Company issued 4,285,714 shares as a consequence of the over-alloment option exercised by the underwriters of the initial public offering, raising an overall amount of approximately US$ 359 million.
     On January 28, 2011, Adecoagro issued and sold to Al Gharrafa 7,377,598 common shares at a purchase price per share of US$ 10,65, which is equal to the price per common share paid by the underwriters acting in the initial public offering of the Group. This transaction was conditioned upon, and close immediately after, the closing of the initial public offering of the Company. Consequently the company raised US$ 79 million.
     The Company intend to use these funds to finance part of the construction costs of Ivinhema (sugar and ethanol mill in Brazil) and for potential investments in the acquisition of farmland and capital expenditures required in the expansion of the farming business.
The accompanying notes are an integral part of these consolidated financial statements.