Form 20-F
period 2011-12-31
Adecoagro S.A.
filed 2012-04-30
CIK 1499505

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED ON DECEMBER 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM             TO

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange on Which Registered

Common Shares	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The number of outstanding shares of each of the issuer’s classes of capital stock as of December 31, 2011:

120,531,045 Common Shares, par value $1.50 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                 Accelerated filer  ☐                 Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:      Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

i

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

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

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

Financial Statements

Background

As part of a corporate reorganization (the “Reorganization”), Adecoagro, a Luxembourg corporation under the form of a société anonyme, was formed as a holding company for IFH for the purpose, among others, of facilitating the initial public offering (the “IPO”) of our common shares, completed on January 28, 2011. Before the IPO, Adecoagro had not engaged in any business or other activities except in connection with its formation and the Reorganization. For an additional discussion of the Reorganization, see “Item 4. Information of the Company—A. History and Development of the Company—History.”

The Reorganization was limited to entities which were all under the control of the same shareholder group and was implemented in part to facilitate the IPO. In accordance with IFRS, the Reorganization did not qualify as a business combination under common control; rather, it was a simple reorganization of the capital of IFH. The Reorganization was completed on October 30, 2010. In accordance with IFRS, the Reorganization was retroactively reflected in the consolidated financial statements as of and for the year ended December 31, 2010. Therefore, all financial and other information herein relating to December 2010, 2009, 2008 and 2007 are presented using the historical values from the consolidated financial statements of IFH. However, the issued share capital reflects that of Adecoagro as of the Reorganization date.

On January 10, 2011, our board of directors voted in favor of a proposal to change the nominal value of the equity shares of the Company from the nominal value of $1 each to the nominal value of US$1.50 each (the “Reverse Stock Split”). This proposal was approved at a duly convened extraordinary general meeting of shareholders held on January 24, 2011, pursuant to Luxembourg law, which reduced our total shares outstanding from 119,999,997 shares to 79,999,985 shares. On February 2, 2011, the Company completed its IPO when it increased its total shares outstanding from 79,999,985 shares to 120,069,222, after giving effect to the exercise of the underwriters over-allotment option on February 11, 2011.

During 2011, we contributed the net proceeds of the IPO to increase our interest in IFH from 98% to 98.64%.

During March, 2012, we issued 696,618 shares to certain limited partners of IFH in exchange for their residual interest in IFH, totaling 0.57230%, thereby increasing our interest in IFH to 99.2%.

The consolidated financial statements as of December 31, 2011, 2010, and 2009 and for the years then ended included in this annual report have been prepared in accordance with International Financial Reporting Standards of the International Accounting Standards Board (“IASB”) and the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), together IFRS. All IFRS issued by the IASB, effective at the time of preparing the consolidated financial statements have been applied. The consolidated financial statements as of December 31, 2011, 2010 and 2009 and for the years then ended are hereinafter referred to as the “consolidated financial statements”.

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

v

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

Presentation of Information — Market Data and Forecasts

This annual report is based on information provided by us and by third-party sources that we believe are reliable, including data related to the economic conditions in the markets in which we operate. Unless otherwise indicated, information in this annual report concerning economic conditions is based on publicly available information from third-party sources which we believe to be reasonable. The economic conditions in the markets in which we operate may deteriorate, and those economies may not grow at the rates projected by market data, or at all. The deterioration of the economic conditions in the markets in which we operate may have a material adverse effect on our business, results of operations and financial condition and the market price of our common shares.

Rounding

We have made rounding adjustments to reach some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. SELECTED FINANCIAL DATA

The following tables present selected historical consolidated financial data of Adecoagro for the periods indicated below. We have derived the selected historical statement of income, cash flow and balance sheet data as of and for the years ended December 31, 2011, 2010 and 2009 from the consolidated financial statements included elsewhere in this annual report. The historical results for any prior period presented are not necessarily indicative of our results to be expected for any future period.

We have derived the summary historical statement of income, cash flow and balance sheet data as of and for the year ended December 31, 2008 and 2007 from the consolidated financial statements as of and for the year ended December 31, 2008 and 2007, which are not included in this annual report. Certain reclassifications have been made to the consolidated financial statements as of December 31, 2008 and 2007, and for the year then ended, to conform to the current presentation.

Certain reclassifications have been made to previously issued Financial Statements including, the Income Statements, Statements of Financial Position and the Statement of Cash Flow, which do not affect the net results or the equity of the Company. These reclassification are:

•

We changed the policy for presenting certain biological assets, mainly sugarcane and coffee plantations, from current assets to non-current assets. Current and non-current assets were retroactively restated as a result of this change. We consider that classification of these biological assets as non-current is more appropriate based on their nature, as capable of sustaining regular harvests in the long-term. Classification as non-current is also consistent with comparable from peer companies in the industry. This reclassification has not affected the total equity, statements of income, statements of cash flows. Comparative financial statements were revised as a result of such change, reducing current biological assets and increasing non-current biological assets in $ 29.3 million and $ 20.4 million as of December 31, 2010 and 2009, respectively.

•

In addition, in December 2011, as permitted under IAS 7, we changed the policy for presenting interest paid in the statement of cash flows, classifying it under financing activities instead of operating activities. We effected this reclassification in our statement of cash flows for the year ended December 31, 2011. Cash flows from financing and operating activities were retroactively adjusted. We consider that this presentation is more appropriate on the grounds that interest paid reflect the cost of obtaining sources of finance, which in turn are consistent with internal analysis purposes and comparable from peer companies in the industry. This change has not affected the statement of financial position, total equity, or the statement of income. In turn, cash flow from operating activities increased, and cash flow from financing activities decreased by $33.2 million, $25.8 million, $16.3 million and $5.6 million for the years ended December 31, 2010, 2009, 2008 and 2007.

•

Additionally, during the year ended December 31, 2011, we revised our consolidated statements of financial position for the years ended December 31, 2010 and 2009, to properly reflect the classification of deferred tax assets and deferred tax liabilities on a net basis, which were originally presented without offsetting of balances within the same tax jurisdiction. The impact of this revision was a reduction of total assets and total liabilities in an amount of $ 20.4 million and $ 29.5 million, respectively; which represents approximately 1.5% and 2.3% of total assets and 3.3% and 5.8% of total liabilities as of those dates.

For further details, please see note 2.3 of our consolidated Financials Statements included in this Annual Report.

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

	For the Year Ended December 31,
	2011	2010	2009	2008	2007
	(In thousands of $)
Statement of Income Data:
Sales of manufactured products and services rendered	365,857	294,529	183,386	117,173	69,807
Cost of manufactured products sold and services rendered	(237,404)	(219,201)	(180,083)	(105,583)	(63,519)
Gross profit from manufacturing activities	128,453	75,328	3,303	11,590	6,288
Sale of agricultural produce and biological assets	182,227	131,738	130,217	127,036	72,696
Cost of agricultural produce sold and direct agricultural selling expenses(l)	(182,227)	(131,738)	(130,217)	(127,036)	(72,696)
Initial recognition and changes in fair value of biological assets and agricultural produce	86,811	(30,528)	71,668	61,000	26,935
Changes in net realizable value of agricultural produce after harvest	10,523	7,999	12,787	1,261	12,746
Gross profit/ (loss) from agricultural activities	97,334	(22,529)	84,455	62,261	39,681
Margin on manufacturing and agricultural activities before operating expenses	225,787	52,799	87,758	73,851	45,969
General and administrative expenses	(65,142)	(56,562)	(52,393)	(45,633)	(33,765)
Selling expenses	(59,404)	(52,528)	(31,169)	(24,496)	(14,762)
Other operating income, net	24,581	18,224	13,071	17,323	2,238
Excess of fair value of net assets acquired over cost	—	—	—	1,227	28,979
Share of loss of joint ventures	(1,034)	(50)	(294)	(838)	(553)
Profit / (loss) from operations before financing and taxation	124,788	(38,117)	16,973	21,434	28,106
Finance income	9,132	16,559	11,553	2,552	12,925
Finance costs	(62,341)	(39,496)	(34,216)	(50,860)	(12,458)
Financial results, net	(53,209)	(22,937)	(22,663)	(48,308)	467
Profit/ (loss) before income tax	71,579	(61,054)	(5,690)	(26,874)	28,573
Income tax benefit/(expense)	(14,662)	16,263	5,415	10,449	59
Profit/ (loss) for the year	56,917	(44,791)	(275)	(16,425)	28,632
Attributable to: Equity holders of the parent	56,018	(43,904)	(260)	(18,947)	28,587
Non-controlling interest	899	(887)	(15)	2,522	45
Earnings/ (Losses) per share for (loss)/profit attributable to the equity holders of the parent during the year:
Basic	0.4787	(0.5488)	(0.0033)	(0.253)	0. 449
Diluted	0.4753	(0.5488)	(0.0033)	(0.253)	0.438

	For the Year Ended December 31,
	2011	2010	2009	2008	2007
Cash Flow Data:
Net cash generated from/ (used in) operating activities (2)	56,586	60,221	(20,010)	(5,115)	(44,206)
Net cash used in investing activities	(140,493)	(111,725)	(114,386)	(188,515)	(265,189)
Net cash generated from financing activities	360,792	46,545	130,250	196,888	286,802
Other Financial Data:
Adjusted Segment EBITDA (unaudited)(3)
Crops	42,563	33,613	21,12	34,04	27,216
Rice	6,639	7,121	13,244	13,966	2,014
Dairy	3,426	2,649	484	(2,159)	1,051
Coffee	1,285	(2,854)	(3,550)	(1,693)	(3,440)
Cattle	4,686	4,369	1,525	(761)	(1,188)
Farming subtotal	58,599	44,898	32,823	43,393	25,653
Ethanol, sugar and energy	109,520	51,735	(26,903)	(6,979)	(10,146)
Land transformation	8,832	20,837	18,839	15,201	33,114
Corporate	(26,885)	(22,353)	(22,262)	(23,077)	(11,435)
Adjusted Consolidated EBITDA	150,066	95,117	2,497	28,539	37,186

(1)	Consists of two components: (i) the cost of our agricultural produce and/or biological assets sold as appropriate plus (ii) in the case of agricultural produce, the direct costs of selling, including but not limited to, transportation costs, export taxes and other levies. The cost of our agricultural produce sold represents the recognition as an expense of our agricultural produce held in inventory valued at net realizable value. The cost of our biological assets and/or agricultural produce sold at the point of harvest represents the recognition as an expense of our biological assets and/or agricultural produce measured at fair value less costs to sell, generally representing the applicable quoted market price at the time of sale. Accordingly, the line item “Sales of agricultural produce and biological assets” is equal to the line item “Cost of agricultural produce plus direct agricultural selling expenses.” See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies and Estimates—Biological Assets and Agricultural Produce.”
(2)	For the years ended December 31, 2008 and 2007 , the retroactive reclassification of interest paid outflows from Net cash generated from/(used in) operating activities to Net cash generated from financing activities totaled $16,312 thousand and $5,551 thousand, respectively. For further information, please see Note 2.3 to the consolidated financial statements.
(3)	See “Presentation of Financial and Other Information” for the definitions of Adjusted Segment EBITDA and Adjusted Consolidated EBITDA and reconciliation table below.

	As of December 31,
	2011	2010	2009	2008	2007
	(In thousands of $)
Statement of Financial Position Data:
Biological assets	239,600	186,757	230,454	125,948	102,562
Inventories	96,147	57,170	57,902	61,221	58,036
Property, plant and equipment, net	759,696	751,992	682,878	571,419	538,017
Total assets	1,700,695	1,320,444	1,239,717	1,028,105	944,991
Non-current borrowings	203,409	250,672	203,134	4,099	62,09
Total borrowings	360,705	389,472	306,781	228,313	159,925
Equity attributable to equity holders of the parent	1,079,876	708,532	741,934	581,159	556,321
Non-controlling interest	14,993	14,570	15,222	57,269	60,544
Number of shares (1)	120,533	80,000	80,000	74,947	63,663

(1)	After giving effect to the Reorganization and the Reserve Stock Split.

The following tables show a reconciliation of our segments’ profit from operations before financing and taxation, the most directly comparable IFRS financial measure, to Adjusted Segment EBITDA, and a reconciliation of our net profit (loss) for the year, the most directly comparable IFRS financial measure, to Adjusted Consolidated EBITDA:

	As of December 31, 2011
	Crops	Rice	Dairy	Coffee	Cattle	Farming Subtotal	Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	(In thousands of $)
Adjusted Segment EBITDA (unaudited)
Profit/(Loss) from Operations Before Financing and Taxation	41,094	3,547	4,329	(639)	4,460	52,791	90,050	8,832	(26,885)	124,788
Initial recognition and changes in fair value of “long term” biological assets(l) (unrealized)	—	—	(1,503)	1,394	—	(109)	(8,797)	—	—	(8,906)
Adjusted Segment EBIT (unaudited)(2)	41,094	3,547
Depreciation and amortization	1,469	3,105	600	530	226	5,930	28,254	—	—	34,184
Adjusted Segment EBITDA (unaudited)(2)	42,563	6,652	3,426	1,285	4,686	58,612	109,507	8,832	(26,885)	150,066
Reconciliation to Profit
Profit for the year										56,917
Initial recognition and changes in fair value of “long term” biological assets(l) (unrealized)										(8,906)
Income tax(expense) / benefit										14,662
Interest expense, net										25,998
Foreign exchange, net										12,683
Other financial results, net										14,528
Adjusted Consolidated EBIT (unaudited)(2)										115,882
Depreciation and amortization										34,184
Adjusted Consolidated EBITDA (unaudited)(2)										150,066

	As of December 31, 2010
	Crops	Rice	Dairy	Coffee	Cattle	Farming Subtotal	Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	(In thousands of $)
Adjusted Segment EBITDA (unaudited)
Profit/(Loss) from Operations Before Financing and Taxation	31,902	5,041	5,836	(5,753)	4,000	41,026	(77,627)	20,837	(22,353)	(38,117)
Initial recognition and changes in fair value of “long term” biological assets(l) (unrealized)	—	—	(3,610)	2,450	36	(1,124)	96,795	—	—	95,671
Adjusted Segment EBIT (unaudited)(2)	31,902	5,041	2,226	(3,303)	4,036	39,902	19,168	20,837	(22,353)	57,554
Depreciation and amortization	1,711	2,080	423	449	333	4,996	32,567	—	—	37,563
Adjusted Segment EBITDA (unaudited)(2)	33,613	7,121	2,649	(2,854)	4,369	44,898	51,735	20,837	(22,353)	95,117
Reconciliation to (Loss)
(Loss) for the year										(44,791)
Initial recognition and changes in fair value of “long term” biological assets(l) (unrealized)										95,671
Income tax benefit										(16,263)
Interest expense, net										33,028
Foreign exchange, net										(7,324)
Other financial results, net										(2,767)
Adjusted Consolidated EBIT (unaudited)(2)										57,554
Depreciation and amortization										37,563
Adjusted Consolidated EBITDA (unaudited)(2)										95,117

	As of December 31, 2009
	Crops	Rice	Dairy	Coffee	Cattle	Farming Subtotal	Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	(In thousands of $)
Adjusted Segment EBITDA (unaudited)
Profit/(Loss) from Operations Before Financing and Taxation	19,054	11,792	113	(16,782)	1,299	15,476	4,920	18,839	(22,262)	16,973
Initial recognition and changes in fair value of “long term” biological assets(l)(unrealized)	—	—	(32)	12,662	(127)	12,503	(57,335)	—	—	(44,832)
Adjusted Segment EBIT (unaudited)(2)	19,054	11,792	81	(4,120)	1,172	27,979	(52,415)	18,839	(22,262)	(27,859)
Depreciation and amortization	2,066	1,452	403	570	353	4,844	25,512	—	—	30,356
Adjusted Segment EBITDA (unaudited)(2)	21,120	13,244	484	(3,550)	1,525	32,823	(26,903)	18,839	(22,262)	2,497
Reconciliation to (Loss)
(Loss) for the year										(275)
Initial recognition and changes in fair value of “long term” biological assets(l) (unrealized)										(44,832)
Income tax benefit										(5,415)
Interest expense, net										27,750
Foreign exchange, net										(10,903)
Other financial results, net										5,816
Adjusted Consolidated EBIT (unaudited)(2)										(27,859)
Depreciation and amortization										30,356
Adjusted Consolidated EBITDA (unaudited)(2)										2,497

	As of December 31, 2008
	Crops	Rice	Dairy	Coffee	Cattle	Farming Subtotal	Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	(In thousands of $)
Adjusted Segment EBITDA (unaudited)

Profit/(Loss) from Operations Before Financing and Taxation	27,523	13,256	(667)	864	1,289	42,265	(12,955)	15,201	(23,077)	21,434
Initial recognition and changes in fair value of “long term” biological assets(l) (unrealized)	—	—	(1,840)	(3,355)	(2,567)	(7,762)	(13,448)	—	—	(21,210)
Adjusted Segment EBIT (unaudited)(2)	27,523	13,256	(2,507)	(2,491)	(1,278)	34,503	(26,403)	15,201	(23,077)	224
Depreciation and amortization	6,517	710	348	798	517	8,890	19,424	—	—	28,314
Adjusted Segment EBITDA (unaudited)(2)	34,040	13,966	(2,159)	(1,693)	(761)	43,393	(6,979)	15,201	(23,077)	28,538
Reconciliation to (Loss)
(Loss) for the year										(16,425)
Initial recognition and changes in fair value of “long term” biological assets(l) (unrealized)										(21,210)
Income tax benefit										(10,449)
Interest expense, net										21,830
Foreign exchange, net										24,932
Other financial results, net										1,546
Adjusted Consolidated EBIT (unaudited)(2)										224
Depreciation and amortization										28,314
Adjusted Consolidated EBITDA (unaudited)(2)										28,538

Adjusted Segment EBITDA

(unaudited)

	As of December 31, 2007
	Crops	Rice	Dairy	Coffee	Cattle	Farming Subtotal	Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	(In thousands of $)

Profit/(Loss) from Operations Before Financing and Taxation	25,729	1,363	1,720	2,809	2,184	33,805	(27,378)	33,114	(11,435)	28,106
Initial recognition and changes in fair value of “long term” biological assets(l) (unrealized)	—	—	(1,009)	(6,571)	(3,814)	(11,394)	11,117	—	—	(277)
Adjusted Segment EBIT (unaudited)(2)	25,729	1,363	711	(3,762)	(1,630)	22,411	(16,261)	33,114	(11,435)	27,829

Depreciation and amortization	1,487	651	340	322	442	3,242	6,115	—	—	9,357
Adjusted Segment EBITDA (unaudited)(2)	27,216	2,014	1,051	(3,440)	(1,188)	25,653	(10,146)	33,114	(11,435)	37,186
Reconciliation to Profit
Profit for the year										28,632
Initial recognition and changes in fair value of “long term” biological assets(l) (unrealized)										(277)
Income tax benefit										(59)
Interest expense, net										4,094
Foreign exchange, net										(5,971)
Other financial results, net										1,410
Adjusted Consolidated EBIT (unaudited)(2)										27,829
Depreciation and amortization										9,357
Adjusted Consolidated EBITDA (unaudited)(2)										37,186

(1)	Long-term biological assets are sugarcane, coffee, dairy and cattle.
(2)	See “Presentation of Financial and Other Information” for the definitions of Adjusted Segment EBIT, Adjusted Consolidated EBIT, Adjusted Segment EBITDA and Adjusted Consolidated EBITDA.

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

The occurrence of severe adverse weather conditions, especially droughts, hail, floods or frost or diseases are unpredictable and may have a potentially devastating impact on agricultural production and may otherwise adversely affect the supply and price of the agricultural commodities that we sell and use in our business. Adverse weather conditions may be exacerbated by the effects of climate change. The effects of severe adverse weather conditions may reduce yields of our agricultural activities. Additionally, higher than average temperatures and rainfall can contribute to an increased presence of insects. Commencing during the middle of 2008 and lasting until the middle of 2009, the areas in which we operate suffered one of the worst droughts of the last 50 to 70 years, which resulted in a reduction of approximately 15% to 40% of our agricultural production per hectare, depending on the affected commodity, compared with our historical averages.

We experienced drought conditions during December 2011 affecting some of our farms in Argentina and Uruguay. As a result, the expected yield used in the Biological Asset model was reduced generating a negative impact in “Initial recognition and changes in fair value of biological assets and agricultural produce” of US$ 4.5 million. The final effects of this drought will be determined at harvest.

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

Further, because we intentionally do not hedge 100% of the price risk on our agricultural products, we are unable to have minimum price guarantees for all of our production and are, therefore, exposed to risks associated with the prices of agricultural products and their volatility. We are subject to fluctuations in prices of agricultural products that could result in our receiving lower prices for our agricultural products than our production costs.

In addition, there is a strong relationship between the value of our land holdings and market prices of the commodities we produce, which are affected by global economic conditions. A decline in the prices of grains, coffee, sugar, ethanol, or related by-products below their current levels for a sustained period of time could significantly reduce the value of our land holdings and materially and adversely affect our financial condition and results of operations.

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

Because flex-fuel vehicles, which have become popular in Brazil, allow consumers to choose between gasoline and ethanol at the pump rather than in the showroom, ethanol prices are now becoming increasingly correlated to gasoline prices and, consequently, oil prices. We believe that the correlation among the three products will increase over time. Accordingly, a decline in sugar prices would have an adverse effect on the financial performance of our ethanol and sugar businesses, and a decline in oil prices might have an adverse effect on that of our ethanol business.

The expansion of our business through acquisitions poses risks that may reduce the benefits we anticipate from these transactions.

As part of our business strategy, we have grown primarily through acquisitions. We plan to continue growing by acquiring other farms and production facilities throughout South America. We believe that the agricultural industry and agricultural activity in Argentina and Brazil are highly fragmented and that our future consolidation opportunities will continue to be significant to our growth. However, our management is unable to predict whether or when any prospective acquisitions or strategic alliances will occur, or the likelihood of a certain transaction being completed on favorable terms and conditions. In addition, we are unable to predict the effect that changes in Argentine or Brazilian legislation regarding foreign ownership of rural properties could have in our business. See “—Risks Related to Argentina— Argentine law concerning foreign ownership of rural properties may adversely affect our results of operations and future investments in rural properties in Argentina” and “—Risks Related to Brazil— Recent changes in Brazilian rules concerning foreign investment in rural properties may adversely affect our investments.” Our ability to continue to expand our business successfully through acquisitions depends on many factors, including our ability to identify acquisitions or access capital markets at an acceptable cost and negotiate favorable transaction terms. Even if we are able to identify acquisition targets and obtain the necessary financing to make these acquisitions, we could financially overextend ourselves, especially if an acquisition is followed by a period of lower than projected prices for our products.

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

As part of our strategy to increase our production and increase our competitiveness through economies of scale, we are in the process of construction of the Ivinhema mill, which is expected to commence operations in 2013. See “Item 4. Information on the Company—B. Business Overview.” As of December 31, 2011 we have incurred $49.2 million in the acquisition and assembly of industrial equipment, manufacturing costs and sugarcane planting expenses. Furthermore, as of the date of this report, we have contracted the manufacturing of certain key equipment for an additional $27.0 million, including juice evaporator, substations, sugar warehouse, pipes metallic structures, steel plates, among other equipment. We estimate that we will need to invest an additional $711 million to complete the construction of the Ivinhema mill (of which $230 million were raised through the IPO). See “Item 4. Information on the Company—B. Business Overview.” We cannot assure you that we will be able to borrow the additional funds we will need to complete the project on acceptable terms, or at all.

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

For example, we rely on fertilizers and agrochemicals, many of which are petro-chemical based. As of December 31, 2011, fertilizers and agrochemicals constituted approximately 20.1% of our cost of production for the 2010/2011 harvest. Worldwide production of agricultural products has increased significantly in recent years, increasing the demand for agrochemicals and fertilizers. This has resulted, among other things, in increased prices for agrochemicals and fertilizers.

Increased energy prices and frequent interruptions of energy supply could adversely affect our business.

We require substantial amounts of fuel oil and other resources for our harvest activities and transport of our agricultural products. Purchases of fuel constituted approximately 9.6% of our cost of production as of December 31, 2011. We rely upon third parties for our supply of energy resources used in our operations. The prices for and availability of energy resources may be subject to change or curtailment, respectively, due to, among other things, new laws or regulations, imposition of new taxes or tariffs, interruptions in production by suppliers, imposition of restrictions on energy supply by government, worldwide price levels and market conditions. Over the last few years, the Argentine government has taken certain measures in order to reduce the use of energy during peak months of the year by frequently cutting energy supply to industrial facilities and large consumers to ensure adequate supply for residential buildings. For example, certain of our industrial facilities have been subject to a quota system whereby electricity cuts occur on a work shift basis, resulting in our facilities being shut down during certain work shifts. While some of our facilities utilize different sources of energy, such as firewood and liquefied natural gas, and have attempted to stock their required supplies ahead of higher demand periods, we cannot assure you that we will be able to procure the required energy inputs at acceptable prices. If energy supply is cut for an extended period of time and we are unable to find replacement sources at comparable prices, or at all, our business and results of operations could be adversely affected.

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

Between April 1 and October 12, 2010, China implemented a ban on the import of soybean oil with exceeding amounts of hexane residue, a chemical used in the extraction of soybean oil from oilseeds. This ban effectively forced us and other Argentine soybean oil producers who utilize hexane out of the market for Chinese imports, impacting the price we could obtain for our soybean oil production. Similarly, the European Union has a zero tolerance policy with respect to the import of genetically modified organisms, or “GMOs”. See “Some of the agricultural commodities and food products that we produce contain genetically modified organisms.” While the recent drought in Europe has led to the relaxation of these restrictions for certain products, we cannot assure you that we will continue to be able to export any of our products with GMOs to the European Union. If the sale of our products into a particular importing country is adversely affected by trade barriers or by any of the factors mentioned above, the relocation of our products to other consumers on terms equally favorable could be impaired, and our business, financial condition and operating results may be adversely affected.

Impact of the worldwide economic downturn.

The demand for the products we sell may be affected by international, national and local economic conditions. Adverse changes in the perceived or actual economic climate, such as higher fuel prices, higher interest rates, stock and real estate market declines and/or volatility, more restrictive credit markets, higher taxes, and changes in governmental policies could reduce the level of demand or prices of the products we produce. We cannot predict the duration or magnitude of this downturn or the timing or strength of economic recovery. If the downturn continues for an extended period of time or worsens, we could experience a prolonged period of decreased demand and price. In addition, the economic downturn has and may continue to adversely impact our suppliers, which can result in disruptions in service and financial losses.

Our business is seasonal, and our revenues may fluctuate significantly depending on the growing cycle of our crops.

As with any agricultural business enterprise, our business operations are predominantly seasonal in nature. The harvest of corn, soybean and rice generally occurs from January to May. Wheat is harvested from December to January. Coffee and cotton are harvested from June to August, but require processing which takes approximately two to three months. Our operations and sales are affected by the growing cycle of the crops we process and the timing of our harvest sales. In addition, our sugar and ethanol business is subject to seasonal trends based on the sugarcane growing cycle in the center-south region of Brazil. The annual sugarcane harvesting period in the center-south region of Brazil begins in April and ends in November/December. This creates fluctuations in our inventory, usually peaking in December to cover sales between crop harvests (i.e., January through April), and a degree of seasonality in our gross profit. Seasonality could have a material adverse effect on our business and financial performance. In addition, our quarterly results may vary as a result of the effects of fluctuations in commodities prices, production yields and costs. Therefore, our results of operations have varied significantly from period to period and are likely to continue to vary, due to seasonal factors.

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

We have been successful in partially rotating and monetizing a portion of our investments in farmland. During the last nine years, we have executed transactions for the purchase and disposition of land for over $525 million. Owning of a significant portion of the land we operate is a key part of our business model. However, agricultural real estate is generally an illiquid asset. Moreover, the adoption of laws and regulations that impose limitations on ownership of rural land by foreigners in the jurisdictions in which we operate may also limit the liquidity of our farmland holdings. See “—Risks Related to Argentina—Argentine law concerning foreign ownership of rural properties may adversely affect our results of operations and future investments in rural properties in Argentina” and “—Risks Related to Brazil— Recent changes in Brazilian rules concerning foreign investment in rural properties may adversely affect our investments.” As a result, it is unlikely that we will be able to adjust our owned agricultural real estate portfolio promptly in response to changes in economic, business or regulatory conditions. Illiquidity in local market conditions may adversely affect our ability to complete dispositions, to receive proceeds generated from any such sales or to repatriate any such proceeds.

We lease or have agriculture partnerships relating to a significant portion of our sugarcane plantations.

As for December 31, 2011, approximately 86% of our area of sugarcane plantations were leased or were subject to agriculture partnership agreements, for periods of an average of six to twelve years. We cannot guarantee that these leases or agriculture partnerships will be renewed after their respective terms. Even if we are able to renew these agreements, we cannot guarantee that such renewals will be on terms and conditions satisfactory to us. Any failure to renew the leases or agriculture partnerships or obtain land suitable for sugarcane planting in sufficient quantity and at reasonable prices to develop our activities could adversely affect our results of operations, increase our costs or force us to seek alternative properties, which may not be available or be available only at higher prices.

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

As of December 31, 2011, our principal shareholders are the beneficial owners of approximately 61.25% of our common shares. As a result of this significant influence over us, our principal shareholders may be able to elect a majority of the members of our board of directors, direct our management and determine the result of substantially all resolutions that require shareholders’ approval, including fundamental corporate transactions and the payment of dividends by us. The interests of our principal shareholders may differ from, and could conflict with, those of our other shareholders.

We maintain and regularly review our internal controls over financial reporting but these controls cannot eliminate the risk of errors or omissions in such reporting and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

We maintain and regularly review internal controls over financial reporting. However, internal control over financial reporting has inherent limitations. It is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Because of such limitations, there is a risk that material misstatements will not be prevented or detected on a timely basis by internal controls over financial reporting. A failure to detect or correct deficiencies and weaknesses in a timely manner could have an adverse effect on the accuracy of financial reporting.

If we fail to maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404. In the future we may discover areas of our internal controls that need improvement, particularly with respect to businesses that we may acquire in the future. We are not currently required to include an attestation report of our auditors on our assessment of internal controls over financial reporting pursuant to the SEC’s rules under Section 404. We expect that these rules will apply to us when we file our annual report on Form 20-F for our fiscal year ending in December 31, 2012, which we will be required to file by April 30, 2013. If our independent registered public accounting firm are not able to certify as to the effectiveness of our internal controls over financial reporting, we may be subject to sanctions, stock exchange delisting or investigation by regulatory authorities, such as the SEC. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. This could harm our reputation and cause us to lose existing customers or fail to gain new customers and otherwise negatively affect our financial condition, results of operations and cash flows. In addition, we may be required to incur costs in improving our internal control system and the hiring of additional personnel.

IFRS accounting standards require us to make numerous estimates in the compilation and preparation of our financial results and limit the comparability of our financial statements to similar issuers using U.S. GAAP.

IFRS accounting standards for agricultural companies require that we make assumptions and estimates relating to, among other things, future agricultural commodity yields, prices, and production costs extrapolated through a discounted cash flow method. For example, the value of our biological assets with a production cycle lasting more than one year (i.e., sugarcane, coffee, dairy and cattle) generated initial recognition and changes in fair value of biological assets amounting to $38.7 million gain in 2011, ($78.8) million loss in 2010 and $52.9 million gain in 2009. For 2011 an amount of $101.7 million gain (2010: $60.1 million loss; 2009: $29.8 million gain) was solely attributable to price changes (see Note 9 to our consolidated financial statements). In addition, the impact of price estimates on our results is evidenced most recently in our sugarcane business due to changes in the market price of sugar. These assumptions and estimates, and any changes to such prior estimates, directly affect our reported results of operations. If actual market conditions differ from our estimates and assumptions, there could be material adjustments to our results of operations. In addition, the use of such discounted cash flow method utilizing these future estimated metrics differs from generally accepted accounting principles in the United States (“U.S. GAAP”). As a result, our financial statements and reported earnings are not directly comparable to those of similar companies in the United States.

Certain of our subsidiaries have substantial indebtedness which could impair their financial condition and decrease the amount of dividends we receive.

Certain of our subsidiaries in Argentina and Brazil have a substantial amount of debt, which requires significant principal and interest payments. As of December 31, 2011, we had 360.7 million of debt outstanding on a consolidated basis, all of which was incurred by our subsidiaries and not guaranteed by Adecoagro. Such indebtedness could affect our subsidiaries’ future operations, for example, by requiring a substantial portion of their cash flow from operations to be dedicated to the payment of principal and interest on indebtedness instead of funding working capital and other business purposes, making it more difficult for them to satisfy all of their debt obligations, increasing their cost of borrowing to satisfy business needs and limiting their ability to obtain additional financing.

The substantial level of indebtedness borne by certain of our subsidiaries also affects the amount of cash available to them to pay as dividends, increasing our vulnerability to economic downturns or other adverse developments relative to competitors with less leverage; and limiting our ability to obtain additional financing on their behalf for working capital, capital expenditures, acquisitions or other corporate purposes in the future. See Item 5. – Operating and Financial Results and Prospects - Liquidity and Capital Resources—Indebtedness and Financial Instruments.”

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

The terms of certain of our subsidiaries’ debt instruments contain financial ratio covenants, limitations on their levels of debt and capital expenditures and requirements on maintaining various levels of EBITDA. During 2009 and 2010, certain of our operating subsidiaries in Argentina and Brazil breached certain financial ratio covenants under their debt instruments, and subsequently entered with the lenders into amendments to redefine the terms of such financial ratio covenants. The financial ratio covenants we are currently required to meet, some of which are measured on a combined basis aggregating results of the borrowing subsidiaries and others which are measured on an individual debtor basis, include, among others, debt service coverage, minimum liquidity and leverage ratios. For detailed information regarding the financial ratio covenants, limitations on levels of debt and capital expenditures and requirements on EBITDA, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness and Financial Instruments.”

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

As of December 31, 2011, approximately 59.2% of our total debt was subject to variable interest rates and 40.8% was subject to fixed interest rates. As of December 31, 2011, the variable-rate interest bearing indebtedness of our Argentine subsidiaries had a rate of LIBOR plus 4.45%, and the variable-rate interest bearing indebtedness of our Brazilian subsidiaries had a rate of LIBOR or other country-specific rates such as the Taxa de Juros de Longo Prazo (TJLP) or Certificado de Depósito Interbancario (CDI) plus spreads ranging between 3.42% and 16.55% per annum. Significant interest rate increases can have an adverse effect on our profitability, liquidity and financial position. Currently, our variable interest rate exposure is mainly linked to the LIBOR rate plus specified spreads. If interest rates increase, whether because of an increase in market interest rates or an increase in our own cost of borrowing, our debt service obligations for our variable rate indebtedness would increase even though the amount of borrowings remained the same, and our net income could be adversely affected. See also “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

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

Certain of our subsidiaries rely substantially on existing uncommitted credit lines to support their operations and business needs through the agricultural harvest cycle. If we are unable to renew these credit lines, or if we cannot replace such credit lines with other borrowing facilities, our financial condition and results of operations may be adversely affected.

There is a risk that we could be treated as a U.S. domestic corporation for U.S. federal income tax purposes, which could materially increase our U.S. federal income tax liability and subject any dividends we pay to U.S. federal withholding tax.

We acquired approximately 98% of IFH, a holding company which is a partnership for U.S. federal income tax purposes organized under the laws of Delaware, immediately prior to our IPO, in exchange for our stock. Under U.S. Internal Revenue Code section 7874(b), we would be treated as a U.S. domestic corporation if we were deemed to have acquired substantially all of the assets constituting the trade or business of a U.S. domestic partnership and former members of IFH were deemed to own at least 80% of our stock by reason of the transfer of those trade or business assets (ignoring stock issued in our IPO for purposes of the 80% threshold). Although we and our subsidiaries conduct no direct business activity in the United States and we believe that our acquisition of IFH should not be subject to the rules above, those rules are unclear in certain respects and there is limited guidance on the application of the rules to partnership acquisitions. Accordingly, we cannot assure you that the U.S. Internal Revenue Service (“IRS”) will not seek to assert that we are a U.S. domestic corporation, which assertion if successful could materially increase our U.S. federal income tax liability and require us to withhold tax from any dividends we pay. See “Item 10. Additional Information—E. Taxation.”

Risks associated with the Countries in which we operate

We operate our business in emerging markets. Our results of operations and financial condition are dependent upon economic conditions in those countries in which we operate, and any decline in economic conditions could harm our results of operations or financial condition.

All of our operations and/or development activities are in South America. As of December 31, 2011, based on the net book value of our combined investment property and property, plant and equipment, approximately 39.3% of our assets were located in Argentina, 59.3% in Brazil and 1.4% in Uruguay. During the year ended 2011, 56.4% of our combined sales of manufactured products and services rendered and sales of agricultural produce and biological assets were attributable to our Brazilian operations, 42% were attributable to our Argentine operations and 1.6% were attributable to our Uruguayan operations. We sell our products to a large base of customers. Type and class of customers differ among the various business segments. More than 67 % of our sales of crops are sold to ten well-known clients (both multinational or local) with good credit history with the Company. In the Sugar, Ethanol and Energy segment, sales of ethanol are concentrated in nine clients which represent the 61% of total sales of Ethanol during the year. Approximately 70% of our sales of sugar were directed through local and international commodity brokers with the remaining 30%, which mainly relates to “cristal sugar”, to a wide and diverse customer base. Energy sales are 91% concentrated in three major clients. In the dairy segment, 86% of the sales are to La Lacteo, our 50% owned joint venture. We expect that in the future we will have additional operations in the South American countries in which we now operate or in other countries with similar political, economic and social conditions. Many of these countries have a history of economic instability or crises (such as inflation or recession), government deadlock, political instability, civil strife, changes in laws and regulations, expropriation or nationalization of property, and exchange controls which could adversely affect our business, financial condition and results of operations.

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

In 2008, the global financial crisis had an adverse impact on global economic conditions. Even though by 2010 the world economies showed certain signs of recovery, the recent economic crisis in Europe, beginning with the financial crisis in Greece, has had a new adverse impact on global economic conditions. It is yet uncertain how the current financial crisis will impact the countries in which we operate, which could include a reduction in exports, a decline in tax revenues, recession and a reduced ability to access international capital markets.

Governments have a high degree of influence in the economies in which we operate, which could adversely affect our results of operations or financial condition.

Governments in many of the markets in which we currently, or may in the future operate frequently intervene in their respective economies and occasionally make significant changes in monetary, credit, industry and other policies and regulations. Government actions to control inflation and other policies and regulations have often involved, among other measures, price controls, currency devaluations, capital controls and limits on imports. We have no control over, and cannot predict what measures or policies governments may take in the future. The results of operations and financial condition of our businesses may be adversely affected by changes in governmental policy or regulations in the jurisdictions in which they operate that impact factors such as:

•	labor laws;

•	economic growth;

•	currency fluctuations;

•	inflation;

•	exchange and capital control policies;

•	interest rates;

•	liquidity of domestic capital and lending markets;

•	monetary policy;

•	liquidity and solvency of the financial system;

•	limitations on ownership of rural land by foreigners;

•	developments in trade negotiations through the World Trade Organization or other international organizations;

•	environmental regulations;

•	tax laws, including royalties and the effect of tax laws on distributions from our subsidiaries;

•	restrictions on repatriation of investments and on the transfer of funds abroad;

•	expropriation or nationalization;

•	import/export restrictions or other laws and policies affecting foreign trade and investment;

•	price fixing regulations;

•	restrictions on land acquisition or use or agricultural commodity production; and

•	other political, social and economic developments, including political, social or economic instability, in or affecting the country where each business is based.

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

We operate exclusively outside the United States, and our businesses may be impacted by significant fluctuations in foreign currency exchange rates. Our exposure to currency exchange rate fluctuations results from the translation exposure associated with the preparation of our consolidated financial statements, the transaction exposure associated with generating revenues and incurring expenses in different currencies and the devaluation of local currency revenues impairing the value of investments in U.S. dollars. While the consolidated financial statements presented herein are, and our future consolidated financial statements will be, presented in U.S. dollars, the financial statements of our subsidiaries are prepared using the local currency as the functional currency and translated into U.S. dollars by applying: (i) a year-end exchange rate for assets and liabilities; and (ii) an average exchange rate for the year for income and expenses. Resulting exchange differences arising from the translation to our presentation currency are recognized as a separate component of equity. Currencies in Argentina and Brazil have fluctuated significantly against the U.S. dollar in the past. Accordingly, fluctuations in exchange rates relative to the U.S. dollar could impair the comparability of our results from period to period and have a material adverse effect on our results of operations and financial condition.

After reaching a high of Ps.3.87 per $1 in June 2002, the exchange rate of the Argentine Peso to the dollar has remained relatively stable. However, the increasing level of inflation is generating pressure for further depreciation of the Peso. The Peso depreciated 2.27% against the U.S. dollar in 2007, 9.49% in 2008, 10.40% in 2009, 4.72% in 2010 and 5,89% in 2011. It is impossible to predict future fluctuations in the exchange rate of the Argentine Peso or whether the Argentine government will change its currency policy.

The Brazilian currency has historically suffered frequent fluctuations. As a consequence of inflationary pressures, in the past, the Brazilian government has implemented various economic plans and adopted a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. Currently, the value of the Real against foreign currencies is determined under a free-floating exchange rate regime. Periodically, there are significant fluctuations in the value of the Real against the U.S. dollar. The Real appreciated 16.9% against the U.S. dollar in 2007, depreciated 31.6% in 2008, appreciated 25.4% in 2009, appreciated 4.4% in 2010 and depreciated 12.6% in 2011. Against the euro, the Real appreciated 7.5% in 2007, depreciated 24.1% in 2008, appreciated 22.6% in 2009, appreciated 11.14% in 2010 and depreciated 8.74% in 2011. On December 31, 2011, the Real/U.S. dollar exchange rate was R$1.8758 per U.S. dollar, and the Real/euro exchange rate was R$2.4342 per euro, as reported by the Central Bank of Brazil. We cannot predict whether the Brazilian Central Bank will continue to let the Real float freely. Accordingly, it is not possible to predict what impact the Brazilian government’s exchange rate policies may have on us. We cannot assure you that the Brazilian government will not in the future impose a band within which the Real/U.S. dollar exchange rate could fluctuate or set a fixed exchange rate, nor can we predict what impact such an event might have on our financial condition or results of operations.

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

After several years of price stability in Argentina, the devaluation of the Peso in January 2002 imposed pressures on the domestic price system that generated high inflation throughout 2002. In 2003, inflation decreased significantly and stabilized. However, since 2004, encouraged by the pace of economic growth, according to the Argentine Statistics and Census Agency (Instituto Nacional de Estadísticas y Censos, or “INDEC”), the consumer price index increased by 6.1% in 2004, 12.3% in 2005, 9.8% in 2006, 8.5% in 2007, 7.2% in 2008, 7.7% in 2009 , 10.9% in 2010, and 9.5% in 2011; while the wholesale price index went up 7.9% in 2004, 10.6% in 2005, 7.2% in 2006, 14.6% in 2007, 8.8% in 2008, 10.3% in 2009, 14.6% in 2010 and 12.7% in 2011. The accuracy of the measurements of the INDEC is in doubt, and the actual consumer price index and wholesale price index could be substantially higher than those indicated by the INDEC. For example, according to a research center of the University of Buenos Aires, School of Economics, the consumer price index increased by 10.7% (rather than 9.8%) in 2006, 25.7% (rather than 8.5%) in 2007, 23.0% (rather than 7.2%) in 2008, 15.0% (rather than 7.7%) in 2009 and 23.4% from January through November 2010.

During 2011 the Argentine Secretary of Commerce imposed fines on some private consulting firms for releasing inflation measurements. Since then, private inflation measurements have been released mainly by the Commission of Freedom of Expression of the Argentine Congress (the “Expression Commission”). After the change in the composition of the Argentine Congress on December 2011, the Argentine Congress may no longer release private inflation measurements According to the last information released by the Expression Commission and published in local newspapers, in 2011 the consumer price index increased by 22.8% (rather than 9.5%). See “—Risks Related to Argentina—There are concerns about the accuracy of the INDEC’s measurements.”

Brazil has historically experienced high rates of inflation. Inflation, as well as government efforts to curb inflation, had significant negative effects on the Brazilian economy, particularly prior to 1995. Inflation rates were 7.7% in 2007 and 9.8% in 2008, compared to deflation of 1.7% in 2009, inflation of 11.32% in 2010, and inflation of 5.1% in 2011 as measured by the General Market Price Index (Indice Geral de Preços — Mercado), compiled by the Getúlio Vargas Foundation (Fundação Getúlio Vargas). A significant proportion of our cash costs and our operating expenses are denominated in Brazilian Reais and tend to increase with Brazilian inflation. The Brazilian government’s measures to control inflation have in the past included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and reducing economic growth. As a result, interest rates have fluctuated significantly. The Special System for Settlement and Custody (Sistema Especial de Liquidação e Custódia, or “SELIC”) interest rate in Brazil at year-end was 13.25% in 2006, 11.25% in 2007, 13.75% in 2008, 8.75% in 2009,10.75% in 2010, and 11.0% in 2011 as determined by the Comitê de Política Monetária, or COPOM. If inflation in Brazil increases, the Brazilian government may choose to increase the SELIC interest rate.

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

Although general economic conditions in Argentina have recovered significantly during the past years, there is uncertainty as to whether this growth is sustainable. This is mainly because the economic growth was initially dependent on a significant devaluation of the Argentine Peso, a high excess production capacity resulting from a long period of deep recession and high commodity prices. The global economic crisis of 2008 has led to a sudden economic decline, accompanied by political and social unrest, inflationary and Peso depreciation pressures and lack of consumer and investor confidence. According to the INDEC, Argentina’s GDP, in real terms, grew by 8.7% in 2007, 6.8% in 2008, 0.9% in 2009, 9.2% in 2010 and 9.3% from January through September 2011. See “—There are concerns about the accuracy of the INDEC’s measurements” and “—Risks Associated with the Countries in which We Operate—Inflation in some of the countries in which we operate, along with governmental measures to combat inflation, may have a significant negative effect on the economies of those countries and, as a result, on our financial condition and results of operations” in this section. We cannot assure you that GDP will increase or remain stable in the future. The economic crisis in Europe, beginning with the financial crisis in Greece, Spain, Italy and Portugal, the international demand for Argentine products, the stability and competitiveness of the Peso against foreign currencies, confidence among consumers and foreign and domestic investors, a stable and relatively low rate of inflation and the future political uncertainties, among other factors, may affect the development of the Argentine economy.

In October 2011, Mrs. Cristina Fernandez de Kirchner was re-elected. During her presidential campaign Mrs. Fernandez de Kirchner did not announce any particular actions to be undertaken by her new administration. However, the prevailing economic conditions during 2011 and the beginning of 2012, including the rise of inflation, the continued demand for salary increases, the growth of the fiscal deficit (the highest since the first Kirchner administration despite the use of resources from the National Social Security System and the Central Bank), the required payments to be made on public debt in 2012 (including the Bonos del Gobierno Nacional en Dólares Estadounidenses Libor 2012), the reduction of the industrial growth and the increase of the capital flow out of Argentina have forced the Argentine government to adopt different measures, including the strength of foreign exchange controls, the elimination of subsidies to the private sector and the proposal for new taxes. See “Changes in the Argentine tax laws may adversely affect the results of our operations”.

On April 16, 2012, the Argentine government announced its intention to expropriate YPF, S.A. (“YPF”), the largest oil and gas company in Argentina, which is controlled by Repsol YPF, S.A., a Spanish integrated oil and gas company. The Argentine government submitted a bill to Congress to approve the expropriation of 51% of YPF’s capital stock. The nationalized capital stock would be distributed as follows: 49% to certain Argentine provinces and the remaining 51% to the national government. This particular measure has also sparked a strong international condemnation and could have a significant negative impact on future foreign direct investment in Argentina as well as potentially limit the country’s access to international capital and debt markets. In response to the nationalization of YPF by the Argentine government, the European Union Commission announced it may impose a partial suspension of the unilateral tariff preferences to Argentina. If sanctions by international trading blocks like the European Union are imposed on Argentina or on its agricultural exports, it may have a negative impact on our Argentine subsidiaries’ operations.

These conditions and measures could have a material adverse impact on our Argentine subsidiaries’ operations and financing.

The economy of Argentina may be affected by its government’s limited access to financing from international markets.

Argentina has very limited access to foreign financing. As of December 31, 2010, Argentina’s total public debt amounted to $144.5 billion. In 2002, Argentina defaulted on over $81.8 billion in external debt to bondholders. In addition, since 2002, Argentina suspended payments on over $15.7 billion in debt to multilateral financial institutions (e.g. International Monetary Fund and the Paris Club) and other financial institutions. In 2006, Argentina cancelled all its outstanding debt with the International Monetary Fund totaling approximately $9.5 billion, and through various exchange offers made to bondholders between 2004 and 2010, restructured over approximately $74.2 billion of the defaulted debt. As of December 31, 2010, the Argentine government was still in default with respect of over $6.8 billion of debt to bondholders. As of September 30, 2011, Argentina’s total public debt amounts to $175.324 billion (excluding the debt in default to bondholders).

In 2010, the Argentine government applied US$6.4 billion of the Argentine Central Bank’s reserves to the payment of public debt. In the first quarter of 2011, the Argentine government applied US$7.5 billion from the Central Bank’s reserves to repay indebtedness maturing in 2011. In March 2011, the Argentine government applied US$2.1 billion of the Argentine Central Bank’s reserves to the payment of public debt, cancelling the entire debt with international financial institutions. In addition, during 2012 the Argentine government faces the payment of approximately US$ 15 billion of public debt (including US$2.2 billion on the Bonos del Gobierno Nacional en Dólares Estadounidenses Libor 2012). Due to the lack of access to the international capital markets on March 28, 2012, the Argentine government approved a reform of the Argentine Central Bank’s Charter by which, among other things: (i) limited the availability of economic information (i.e. expected rate of inflation, amount and composition of reserves and of the monetary base); (ii) significantly increased the Argentine government’s access to financing from the Argentine Central Bank; (iii) granted the Board of Directors of the Argentine Central Bank the discretion to determine the required level of reserves; (iv) determined that any reserves above the required level fixed by the Board of Directors constitutes freely available reserves; and (v) provided that in addition to the payment of obligations with international financial institutions, the freely available reserves may also be applied to the payment of official bilateral external debt (i.e. Paris Club).

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

Law No. 26,737, recently passed by the Argentine congress, and its implementing regulation Decree No. 274/2012 of February 28, 2012, impose limits on the ownership or possession of rural land by foreign legal entities or foreign individuals (excluding foreign individuals who have resided in Argentina 10 years or more; who have Argentine children and also have resided at least 5-years in Argentina; or who have been married to Argentine citizens for at least 5 years prior to the transfer of the property rights over rural land and have resided in Argentina for at least 5 years).

Law 26,737 and its implementing regulation require that “foreign ownership” of rural land may not exceed 15% of the total amount of rural land in the Argentine territory calculated also in relation to the territory of the Province, Department or Municipality where the relevant lands are located. For purposes of the law, “foreign ownership” means the ownership (whether by acquisition, transfer, assignment of rights or otherwise) over rural land by: (i) foreign individuals, regardless of whether they are Argentine residents or not; (ii) legal entities where more than 51% of the stock is directly owned by foreign individuals or entities; (iii) legal entities which are indirectly linked to or controlled by foreign entities or individuals through ownership of (a) 25% or more of their stock or (b) a number of votes sufficient to prevail in the local entity’s decision-making process; (iv) any foreign legal entity or individual operating as de facto shareholder; (v) companies that issue bonds (a) convertible in stock representing 25% or more of the company’s stock and (b) whose holders are foreign individuals or entities; (vi) trusts whose beneficiaries are foreign individuals or entities, as defined pursuant to (ii), (iii), (iv) or (v) above; (vii) joint ventures in which foreign entities or individuals hold a participating interest higher than those set forth by the law (51% under (ii) or 25% under (iii), (iv), (v) or (vi) above); (viii) foreign public law-governed legal entities; and (ix) simple associations or de facto corporations in which foreigners hold shares in the percentage set forth by the new law in relation to corporations or which are controlled by foreigners. Any modification to the capital stock of companies that own or possess rural land, by public or private instrument, may be reported to the National Registry of Rural Land (Registro Nacional de Tierras Rurales) within 30 days from the date of such modification.

In addition, foreign entities or individuals of the same nationality may not own more than 4.5% of rural land in Argentina and a single foreign entity or individual may not own more than 1,000 hectares in the “core area”, or the “equivalent surface”, as determined by the Interministerial Council of Rural Land (Consejo Interministerial de Tierras Rurales) in accordance with the provinces’ proposal, specifying districts, sub-regions or areas and taking into consideration the location of the land, the proportion of the land area in respect of the total territory of the relevant Province, Department or Municipality and, the quality of the land for use and exploitation. The “equivalent surface” regime may be modified by the Interministerial Council of Rural Lands (Consejo Interministerial de Tierras Rurales) taking into account possible changes in the quality of the land or the growth of urban populations. Pursuant to Decree No. 274/2012 the departments that comprise the “core area” are: Marcos Juarez and Union in the Province of Córdoba; Belgrano, San Martin, San Jeronimo, Iriondo, San Lorenzo, Rosario, Constitución, Caseros and General Lopez in the Province of Santa Fe; and the districts of Leandro N. Alem, General Viamonte, Bragado, General Arenales, Junin, Alberti, Rojas, Chivilcoy, Chacabuco, Colon, Salto, San Nicolas, Ramallo, San Pedro, Baradero, San Antonio de Areco, Exaltacion de La Cruz, Capitan Sarmiento and San Andres de Giles in the Province of Buenos Aires.

Foreign legal entities or individuals may not own rural land that comprise or are located beside permanent and significant bodies of water to be determined by the Interministerial Council of Rural Land (Consejo Interministerial de Tierras Rurales) and will include hydrological works and projects considered strategic and of public interest.

Law 26,787 creates a National Registry of Rural Land (Registro Nacional de Tierras Rurales) in charge of the enforcement of the provisions of the law and registry of rural land. Foreign owners will be required to report their ownership of rural land to the National Registry of Rural Land within the 180 days immediately following the issuance of the law’s implementing regulations.

Acquisition of rural land will not be deemed as an “investment” under bilateral investment treaties signed by the Argentine Republic, since rural land is deemed as “a non-renewable natural resource”.

Certain provisions of Law 26,787 and its implementing regulation raise questions over their precise meaning. Law 26,787 states that any act in violation of its provisions will be considered null and void, notwithstanding, the law expressly provides that it “does not affect any vested rights”. Hence, it should not have an adverse effect on the current rural land owned by our Argentine subsidiaries. However, our Argentine subsidiaries may be prevented from acquiring additional rural land in Argentina, which may adversely affect our financial condition and results of our operations.

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

In addition, in November 2008, the Argentine Congress passed a law eliminating the private pension fund system and transferring all retirement and pension funds held by the pension fund administrators (Administradoras de Fondos de Jubilaciones y Pensiones, or “AFJPs”) to the National Social Security Administrative Office (Administración Nacional de la Seguridad Social). Because the AFJPs had been the major institutional investors in the Argentine capital markets, the nationalization of the pension fund system has led to a reduction of the liquidity available in the local Argentine capital markets. As of December 31, 2011, our subsidiaries in Argentina have relied on local Argentine financing for 43% of our total indebtedness. Lack of access to international or domestic financial markets could affect the projected capital expenditures for our operations in Argentina and, therefore, may have an adverse effect on the results of our operations in Argentina and on the market price of our common shares.

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

The Argentine government has in the past set certain industry market conditions and prices. In March 2002, the Argentine government fixed the price for milk after a conflict among producers and the government. In 2005, the Argentine government adopted measures in order to increase the domestic availability of beef and reduce domestic prices. The export tax rate was increased and a minimum weight requirement for animals to be slaughtered was established. In March 2006, sales of beef products to foreign markets were temporarily suspended until prices decreased. Furthermore, in 2007 the Argentine government significantly increased export tax rates on exports of crops. A number of restrictions are also imposed on the grain and oilseed markets that essentially limit the access of traders to exports, resulting in a disparity between domestic and world prices. In March 2012, the Undersecretary of Transport created an “indicative price” for the transportation of grains by road which will be fixed on a quarterly basis. The actual price paid for the road transportation of grains should not be lower than 5% or higher than 15% of the “indicative price” fixed for the applicable period. In some cases, the imposition of this “indicative price” would produce increases in our transportation costs. We cannot assure you that the Argentine government will not interfere in other areas by setting prices or regulating other market conditions. Accordingly, we cannot assure you that we will be able to freely negotiate the prices of all our Argentine products in the future or that the prices or other market conditions that the Argentine government might impose will allow us to freely negotiate the prices of our products, which could have a material and adverse effect on our business, results of operations and financial condition.

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

An increase in export and import duties and controls may have an adverse impact on our sales.

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

Pursuant to a recent resolution of the Argentine Federal Tax Authority (“Administración Federal de Ingresos Públicos—AFIP”) since February 2012, prior to the execution of any purchase order or similar document, Argentine importers are required to file before the AFIP a “Prior Import Statement” (Declaración Jurada Anticipada de Importación) providing information on future imports. Compliance with this requirement will be verified by the Argentine Customs upon arrival of the goods into Argentina and will be condition for the authorization of the payment of the purchase price by the Argentine financial entities. Even though this is intended merely as an information regime, it may be used for purposes of restricting imports into Argentina. A similar regime was also imposed in respect of the import and export of services, and could result in additional restrictions being imposed on the payments made by Argentine residents on services provided by foreign residents. The imposition of this regime may restrict the imports of goods and services of our Argentine subsidiaries which may adversely affect our financial conditions or results of operations.

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

Although most of these restrictions were eased in the past, as a consequence of the increase of the demand in Argentina for U. S. Dollars and the capital flows out of Argentina during 2011, the Argentine government recently imposed additional restrictions on the transfer of funds from Argentina (e.g., to make portfolio investments) and reduced the time required to comply with the mandatory transfer of funds into Argentina (e.g., the mandatory transfer into Argentina of the proceeds of loans disbursed outside of Argentina). Since January 2012, the term for mandatory transfer was reduced from 365 days to 30 days following disbursement. Accordingly, we may face problems in the payment of external debt obligations from Argentina, we may not be able to fund and/or finance our operations in Argentina, or we may not be able to distribute dividends from Argentina. Additionally, by means of Resolution 142/2012 issued by the Ministry of Economy on April 24, 2012, and Communication “A” 5300 issued by the Central Bank, on April 27, 2012 the term to comply with the mandatory transfer into Argentina of export proceeds was reduced to 15 days. These restrictions and requirements could adversely affect our financial condition and the results of our operations, or the market price of our common shares

Changes in the Argentine tax laws may adversely affect the results of our operations.

The Argentine government is currently developing a Bill to amend the Income Tax Law denominated “Anti-Evasion Plan III”. Pursuant to the proposed Bill, among other things, deductible losses (that can be deducted within the following five years) would be limited to a 30% of the gains earned in each fiscal year; capital gains obtained from foreign individuals or entities from the sale, exchange or disposition of shares and other securities would be subject to the income tax at a rate of 35%; and payments made to individuals or entities located or incorporated in countries with law or no taxation would be subject to withholding at a rate of 35% and would not be deductible. If these amendments are passed into law, the limitations on the deductions may adversely affect the results of our Argentine subsidiaries operations; and the taxation of the capital gains will adversely impact the results of the sale or disposition of our Argentine subsidiaries’ shares.

Risks Related to Brazil

Brazilian economic and political conditions and perceptions of these conditions in international markets have a direct impact on our business and our access to international capital and debt markets and could adversely affect our results of operations and financial condition.

A significant portion of our operations, properties and customers are located in Brazil. Accordingly, our financial condition and results of operations are substantially dependent on economic conditions in Brazil. The Brazilian economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high and variable levels of inflation and currency devaluation. Brazil’s GDP, in real terms, grew by 6.1% in 2007, 5.1% in 2008, decreased 0.2% in 2009, increased by 7.5% in 2010, and increased 3.0% in 2011. We cannot assure you that GDP will increase or remain stable in the future. Future developments in the Brazilian economy may affect Brazil’s growth rates and, consequently, the consumption of sugar, ethanol, and our other products. As a result, these developments could impair our business strategies, results of operations and financial condition.

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

The Brazilian government frequently implements changes to the Brazilian tax regime that may affect us and our customers. These changes include changes in prevailing tax rates and, occasionally, imposition of temporary taxes, the proceeds of which are earmarked for designated government purposes. Some of these changes may result in increases in our tax payments, which could adversely affect industry profitability and increase the prices of our products, restrict our ability to do business in our existing and target markets and cause our financial results to suffer. For example, in July 2011, the Brazilian government introduced a tax on securities transactions or IOF/Securities-Derivatives at the rate of 1.0% on the notional adjusted value of financial derivatives. Also, the government changed twice the tax charged on consumer financial transactions in 2011: an increase of 1.5% per year. In April, and a reduction of 0.5% per year in December. On March 1, 2012, the Brazilian government issued new regulations effective immediately relating to new export prepayment financing, limiting the tenor of these financings to 360 days and excluding financial institutions as eligible lenders. Exporters may continue to obtain long-term financing from financial institutions, but these financings will not benefit from reduced foreign exchange tax IOF rate applicable to the conversion of foreign currency into raise related to borrowings under export prepayment financings and will no longer be subject to an exemption on withholding tax payable for interest. In addition, the Brazilian government implemented a 6% IOF/Exchange tax rate applicable to foreign exchange transactions related to financing from foreign financial institutions with an average life of less than five years and reduced the IOF/Exchange rate for foreign financings with an average life of more than five years to 0%. The effects of these changes and any other change that could result from the enactment of additional taxation cannot be quantified. . We cannot assure you that we will be able to maintain our projected cash flow and profitability following any increases in Brazilian taxes applicable to us and our operations.

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

Social movements, such as Movimento dos Trabalhadores Rurais Sem Terra and Comissão Pastoral da Terra, are active in Brazil and advocate land reform and mandatory property redistribution by the federal government. Land invasions and occupations of rural areas by a large number of individuals is common practice for these movements, and, in certain areas, including those in which we have invested or are likely to invest, police protection and effective eviction proceedings are not available to land owners. As a result, we cannot assure you that our properties will not be subject to invasion or occupation by these groups. In addition, our land may be subject to expropriation by the federal government. Under the Brazilian legal system, the federal government may expropriate land that is not in compliance with mandated local “social functions” for purposes of land reform. “Social function” is described in the Brazilian Constitution as rational and adequate exploitation of land, adequate use of natural resources available and preservation of the environment, compliance with labor laws, and exploitation of land to promote welfare of owners and employees. If the Brazilian government decides to expropriate any of our properties, our results of operations may be adversely affected, to the extent that potential compensation to be paid by the federal government may be less than the profit we could make from the sale or use of such land. Disputing the federal government’s expropriation of land is usually time-consuming and the outcomes at such challenges are uncertain. In addition, we may be forced to accept public debt bonds, which have limited liquidity, as compensation for expropriated land instead of cash. A land invasion or occupation also could materially impair the normal use of our lands or have a material adverse effect on our results of operations, financial condition or the value of our common shares.

Recent changes in Brazilian rules concerning foreign investment in rural properties may adversely affect our investments.

Brazilian federal law establishes certain restrictions on the acquisition of rural property by foreigners, including that (i) foreign investors may only acquire rural properties in which agricultural, cattle-raising, industrial or colonization projects are going to be developed as approved by the relevant authorities; (ii) the total rural area to be acquired by a foreign investor cannot exceed one quarter of the surface of the municipality in which it is located, and foreigners with the same nationality may not own, cumulatively, more than 10% of the surface of the municipality in which it is located; and (iii) the acquisition or possession (or any in rem right) by a foreigner of rural property situated in an area considered important to national security must be previously approved by the General Office of the National Security Council (Conselho de Defesa Nacional). The restrictions mentioned in items (i) and (ii) above are also applicable for rural lease agreements executed by foreigners. “Parcerias Rurales” (agriculture partnerships agreements) have not been subject to these restrictions. However, a broader interpretation construction of the existing regulations may also include these agreements within the limitations for foreigners. In addition, the acquisition or lease by a foreigner of a rural property exceeding 100 módulos de exploração indefinida (“MEI,” a measurement unit defined by the National Institute for Colonization and Agrarian Reform (Instituto Nacional de Colonização e Reforma Agraria, or “INCRA”) in hectares for each region of the country) must be previously approved by the Brazilian National Congress. Brazilian federal law enacted in 1971 also establishes that the same restrictions apply to Brazilian companies that are controlled by foreign investors. Any acquisition of rural property by foreigners in violation of these terms would be considered null and void under Brazilian law.

However, the Brazilian Constitution enacted in 1988 and its amendments, in particular Constitutional Amendment No. 6, of August 15, 1995, set forth that (i) no restrictions on the acquisition of rural land in Brazil should apply to Brazilian companies; and (ii) any company incorporated and headquartered in Brazil and controlled by foreign investors must receive the same treatment as any other company incorporated and headquartered in Brazil and controlled by Brazilian investors. Since the enactment of the Brazilian Constitution in 1988, the interpretation had been that the restrictions imposed by federal law on the acquisition or lease of rural property above-mentioned did not apply to Brazilian companies controlled by foreigners, pursuant to the legal opinion issued by the Federal General Attorney’s Office (the “AGU”) in 1994, which was ratified in 1998. However, the Brazilian Justice National Council issued an Official Letter on July 13, 2010 addressed to all the Brazilian local State Internal Affairs Bureaus in order for them to adopt procedures within 60 days and instruct the local State Notary and Real Estate Registry Offices to observe the restrictions of the Brazilian law on the acquisitions of rural land by Brazilian companies with foreign equity holders. Thereafter, on August 19, 2010, the AGU revised its prior opinion, and published a new opinion confirming that Brazilian entities controlled by foreigners should be subject to the restrictions described above, and the transactions entered into by foreigners in connection with rural properties shall be subject to the analysis and approval from INCRA, the Ministry of Agrarian Development and the Brazilian National Congress, when applicable. This revised opinion was ratified by the President of Brazil and published in the Official Gazette of the Federal Executive on August 23, 2010, becoming binding as of such date. We therefore believe that the acquisitions of rural properties by Brazilian companies controlled by foreigners registered in the appropriate real estate registry prior to August 23, 2010 will not be affected by this binding opinion. However, going forward, the acquisition and leasing of rural land in Brazil, including through corporate transactions, will be subject to the above-mentioned restrictions, and will require several additional layers of review and approvals which may be discretionary (including the approvals from INCRA, Ministry of Agrarian Development and the Brazilian National Congress, when applicable), burdensome and time consuming. While we conduct our operations in Brazil through local subsidiaries, we would be considered a foreign controlled entity within the meaning of the restrictions articulated above. Therefore, if we are not able to comply with these restrictions and obtain the required approvals in connection with future acquisitions, our business plan, contemplated expansion in Brazil and results of operations will be adversely affected.

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

In Brazil, approximately 54% of sugarcane is currently harvested by burning the crop, which removes leaves in addition to eliminating insects and other pests. The state of São Paulo and some local governments have established laws and regulations that limit and/or entirely prohibit the burning of sugarcane and there is a likelihood that increasingly stringent regulations will be imposed by the state of São Paulo and other governmental agencies in the near future. We currently make significant investments to comply with these laws and regulations. Although our plans for the implementation of mechanized harvesting are underway, with 87% of our sugarcane harvest mechanized during the 2010-2011 harvest, the strengthening of these laws and regulations or the total prohibition of sugarcane burning would require us to increase our planned investment in harvesting equipment, which, in turn, would limit our ability to fund other investments. In addition, the state of São Paulo has imposed an obligation on growers to dedicate a certain percentage of land used for sugarcane cultivation for native or reclaimed forest area. The cost of setting aside this land is difficult to predict and may increase costs for us or our sugarcane suppliers. As a result, the costs to comply with existing or new laws or regulations are likely to increase, and, in turn, our ability to operate our plants and harvest our sugarcane crops may be adversely affected.

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

Service of process within Luxembourg upon the Company may be possible, provided that The Hague Convention on the Service Abroad of Judicial and Extrajudicial Documents in Civil or Commercial Matters of November 15, 1965 is complied with.

As there is no treaty in force on the reciprocal recognition and enforcement of judgments in civil and commercial matters between the United States and the Grand Duchy of Luxembourg, courts in Luxembourg will not automatically recognize and enforce a final judgment rendered by a U.S. court. The enforceability in Luxembourg courts of judgments entered by U.S. courts will be subject prior any enforcement in Luxembourg to the procedure and the conditions set forth in particular in the Luxembourg procedural code, which conditions may include the following (subject to court interpretation which may evolve):

•	the judgment of the U.S. court is final and duly enforceable (exécutoire) in the United States;

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

Under our articles of incorporation, we indemnify and hold our directors harmless against all claims and suits brought against them, subject to limited exceptions. Under our articles of incorporation, to the extent allowed or required by law, the rights and obligations among or between us, any of our current or former directors, officers and company employees and any current or former shareholder will be governed exclusively by the laws of Luxembourg and subject to the jurisdiction of the Luxembourg courts, unless such rights or obligations do not relate to or arise out of their capacities as such. Although there is doubt as to whether U.S. courts would enforce such provision in an action brought in the United States under U.S. securities laws, such provision could make enforcing judgments obtained outside Luxembourg more difficult as to the enforcement against our assets in Luxembourg or jurisdictions that would apply Luxembourg law.

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

Item  4. Information on the Company

A. HISTORY AND DEVELOPMENT OF THE COMPANY

General Information

Adecoagro is a Luxembourg société anonyme (a public company limited by shares). The Company’s legal name is “Adecoagro S.A.” Adecoagro was incorporated on June 11, 2010 and on October 26, 2010 all the shares in issue in Adecoagro were acquired by IFH LLC.

On October 30, 2010, the members of IFH LLC transferred pro rata approximately 98% of their membership interests in IFH LLC to Adecoagro in exchange for common shares of Adecoagro.

On January 28, 2011, Adecoagro completed the IPO of its shares listed on the New York Stock Exchange (“NYSE”). The shares are traded under the symbol “AGRO.”

During 2011, we contributed net proceeds of the IPO to increase our interest in IFH from 98% to 98.64%.

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

In September 2002, we commenced our operations with the acquisition of 100% of the equity interests of Pecom Agropecuaria S.A., an Argentine corporation (sociedad anónima), and we rapidly became one of the largest agricultural companies in Argentina. Involving more than 74,000 hectares of farmland, this acquisition represented one of the largest stock purchase transactions in South America in 2002. In connection with the acquisition, Pecom Agropecuaria S.A. changed its name to Adeco Agropecuaria S.A. (“Adeco Agropecuaria”).

Adeco Agropecuaria was the platform from which we executed our expansion plans, including the acquisition of additional land and the diversification of our business activities.

In 2004, we began our regional expansion and acquired our farm in Uruguay (approximately 5,000 hectares). In 2005, we continued the expansion of our crop business in Argentina with the acquisitions of La Agraria S.A. (approximately 4,857 hectares) and Establecimientos El Orden S.A. and Cavok S.A. (approximately 15,157 hectares).In 2005, we acquired our first sugar and ethanol mill, Usina Monte Alegre S.A., with a crushing capacity of 0.9 million tons of sugarcane per year at that time.

In 2006 and 2007, we continued our land portfolio expansion and vertical integration through the acquisitions of Pilagá S.A. (formerly Pilagá S.R.L. and before that, Pilagá S.A.G.), one of the largest and oldest agriculture companies in Argentina, with more than 88,000 hectares and two rice processing facilities, and one additional farm of approximately 2,400 hectares in Argentina and five farms of approximately 24,000 hectares in Brazil for the production of sugarcane and coffee. In 2007, we also acquired La Lácteo S.A., our Argentine dairy processing joint venture company, with two milk production facilities and an installed processing capacity of 150,000 liters of milk per day at that time. This joint-venture was entered with Agropur Cooperative, Canada’s second largest milk processing company.

Also, in December 2007, we acquired Bañado del Salado S.A. and Agro Invest S.A., with more than 43,000 hectares for crop production in Argentina, and one farm in Uruguay of approximately 3,177 hectares. In Brazil, we bought more than 13,000 hectares for the planting of sugarcane for our sugarcane cluster in Mato Grosso do Sul.

Additionally, in August 2010, we acquired Dinaluca S.A., an agricultural company consisting of a farm located in the province of Corrientes, Argentina, and with more than 14,000 hectares for crop production in Argentina.

On October 30, 2010, as part of the corporate reorganization, referred to herein as the Reorganization, AFI Ltd., a subsidiary of IFH LLC and the parent of Adecoagro LLC, distributed its interest in Adecoagro LLC to IFH LLC and commenced a process of dissolution, making IFH LLC the direct parent of Adecoagro LLC. Thereafter, our shareholders transferred pro rata 98% of their membership interests in IFH LLC to Adecoagro (a corporation organized under the laws of the Grand Duchy of Luxembourg with no prior holdings or operations, formed for the purpose, among others, of facilitating our IPO) in exchange for 100% of the common shares of Adecoagro.

In connection with the Reorganization, Adecoagro converted IFH LLC from a limited liability company to a limited liability partnership, IFH LP, a Delaware limited partnership. Following the Reorganization, IFH LP was owned 2% by our shareholders, approximately 98% by Adecoagro, in each case as limited partners, and the remainder by Ona Ltd., a newly formed Maltese corporation, as its general partner. IFH LLC also converted Adecoagro LLC to Adecoagro LP, a Delaware limited partnership. Following the Reorganization, Adecoagro LP was owned approximately 100% by IFH LP as limited partner, and the remainder by Toba Ltd., a newly formed Maltese corporation, as its general partner.

On January 28, 2011, we successfully completed the IPO of our shares listed on the NYSE. We issued 28,405,925 shares, at a price of US$11 per share. The shares trade under the symbol “AGRO.”

On January 28, 2011, we also issued and sold to Al Gharrafa Investment Company (“Al Gharrafa”), a wholly owned subsidiary of Qatar Holding LLC and one of our shareholders, 7,377,598 common shares at a purchase price of $10.65 per share, which is equal to the price per common share paid by the underwriters acting in the initial public offering of the Company, pursuant to an agreement entered into on January 6, 2011.

During 2011, we contributed net proceeds of the IPO to IFH and increased our interest in IFH from 98% to 98.64%.

In addition, on February 11, 2011, we issued 4,285,714 shares when the over-allotment option was exercised by the underwriters in our IPO.

Furthermore, in August 2011, we acquired: (i) Compañía Agroforestal de Servicios y Mandatos S.A., an agricultural Argentine company owner of more than 4,900 hectares of land in the Argentine province of Santiago del Estero, and (ii) Simoneta S.A., an agricultural Argentine company owner of more than 4,600 hectares of land in the Argentine province of La Pampa.

Finally, in November 2011 we acquired 3,400 hectares of land for crop production in the province of San Luis.

During March, 2012, we issued 696,618 shares to certain limited partners of IFH in exchange for their residual interest in IFH, totaling 0.57230%, thereby increasing our interest in IFH to 99.2%.

The diagrams below illustrate our corporate structure as of December 31, 2011

Private Shareholders *
Public Shareholders
61.65%
38.35%
Adecoagro S.A. (Luxembourg)
100%**
Ona Ltd. (Malta)
98.64%
1.36%
0.00001%
IFH LP (Delaware)
100%**
99.99%
Toba Ltd. (Malta)
0.00001%
Adecoagro LP (Delaware)
100%
Kadesh Hispania SL – Leterton España SL (Spain)
Brazilian, Argentine, and Uruguayan Operating Companies

*	Private Shareholders refer to shareholders of record prior to our IPO and transferees.
**	Does not account for an immaterial amount of shares required to be owned by other persons pursuant to Maltese law.

Principal Capital Expenditures

Capital expenditures totaled $165.3 million, $130.6 million and $138.6 million for the years ended December 31, 2011, 2010 and 2009, respectively.

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

As of December 31, 2011, we owned a total of 293,423 hectares, comprised of 23 farms in Argentina, 13 farms in Brazil and 1 farm in Uruguay. In addition we own and operate several agro-industrial production facilities including four rice processing facilities in Argentina, a dairy operation with approximately 4603 milking cows in Argentina, two coffee processing plants in Brazil, twelve grain and rice conditioning and storage plants in Argentina and two sugar and ethanol mills in Brazil with a sugarcane crushing capacity of 5.2 million tons as of December 31, 2011.

We believe that we are:

•

one of the largest owners of productive farmland in South America, with more than 230,549 owned hectares as of December 31, 2011 used in productive activities (excluding legal land reserves pursuant to local regulations and other land reserves) located in Argentina, Brazil and Uruguay, producing a wide range of agricultural products.

•

a leading producer of agricultural commodities in South America. During the 2010/2011 harvest year, we harvested 167,104 hectares (including 37,694 leased hectares) and produced 491,533 tons of grains, including soybeans, corn, wheat, sunflower and cotton.

•

one of the largest producers of rough (unprocessed) rice in the world, planting 27,542 hectares (including 4,568 leased hectares) and producing 172,034 tons during the 2010/2011 harvest year, which accounted for 10% of the total Argentine production according to the Confederacion de Molinos Arroceros del Mercosur (“Conmasur”). We are also a large processor and exporter of white rice in Argentina, accounting for 13% of total white rice production capacity in Argentina and 16% of total Argentine white rice exports during 2011, according to Aduana Argentina and the Federacion de Entidades Arroceras, respectively.

•	a leading dairy producer in South America in terms of our cutting-edge technology, productivity per cow and grain conversion efficiencies, producing over 51.2 million liters of raw milk during 2011.

•	one of the largest producers of green bean coffee in the world, with 1,632 fully integrated and mechanized hectares devoted to coffee production as of December 31, 2011.

•

a growing producer of sugar and ethanol in Brazil, where we are in the process of building what we expect will be one of the most cost-efficient sugarcane crushing clusters in Brazil. In the sugar and ethanol area:

•

we currently own two sugar and ethanol mills in Brazil with an aggregate installed crushing capacity of 5.2 million tons per year and cogeneration (the generation of electricity from sugarcane bagasse, the fiber portion of sugarcane that remains after the extraction of sugarcane juice) capacity of 112 MW as of December 31, 2011;

•

we are currently building our third sugar and ethanol mill in Brazil, which, when combined with our existing Angélica mill (“Angélica”), will form a cluster that we believe will allow us to become one of the lowest-cost producers of sugar, ethanol and energy from sugarcane in Brazil; and

•

we expect our planned cluster to have a total installed sugarcane crushing capacity of 10.3 million tons per year and a cogeneration capacity of 296 MW once it reaches full capacity in 2017, resulting in a total sugarcane crushing capacity of 11.5 million tons per year for our three mills together at that time.

•

one of the leading companies in South America involved in the acquisition and transformation of undermanaged land to more productive uses, generating higher cash yields. During the last six fiscal years, we sold over 29,608 hectares of developed land, generating capital gains of approximately $104 million.

We are engaged in three main businesses:

Farming Business: We believe we are one of the largest owners of productive farmland in South America. As of December 31, 2011 we owned 280,142 hectares (excluding sugarcane farms) of farmland in Argentina, Brazil and Uruguay, of which 130,344 hectares are croppable, 18,210 hectares are being evaluated for transformation, 72,219 hectares are suitable for raising beef cattle and are mostly leased to a third party beef processor, constituting a total of 220,773 productive hectares, and 63,503 hectares are legal land reserves pursuant to local regulations or other land reserves. During 2011/2012 harvest year we held leases or have entered into agriculture partnerships for an additional 61,417 croppable hectares. We own the facilities and have the resources to store and condition 100% of our crop and rice production. We do not depend on third parties to condition our production for sale. Our farming business is subdivided into five business areas:

•

Crop business: We produce a wide range of agricultural commodities including soybeans, corn, wheat, sunflower and cotton, among others. In Argentina, our farming activities are conducted mainly in the Argentine humid pampas region, where agro-ecological conditions are optimal for low-cost production. Since 2004, we have expanded our operations throughout the center-west region of Uruguay and the western part of the state of Bahia, Brazil, as well as in the northern region of Argentina. During the 2010/2011 harvest year, we planted approximately 163,033 hectares of crops, including second harvests, producing 491,813 tons of grains, including soybeans, wheat and corn, sunflower and cotton. We also planted an additional 4,071 hectares where we produced over 44,158 tons of forage that we used for cow feed in our dairy operation. During the 2011/12 harvest year, we planted approximately 199,465 hectares of crops, including second harvest, and also planted an additional 4,889 hectares of forage.

•

Rice business: We own a fully-integrated rice operation in Argentina. We produce irrigated rice in the northeast provinces of Argentina, where the availability of water, sunlight, and fertile soil results in one of the most ideal regions in the world for producing rice at low cost. We believe that we are one of the largest producers of rough (unprocessed) rice in Argentina, producing 172,034 tons during the 2010/2011 harvest year, which accounted for 10% of the total Argentine production according to Conmasur. We own four rice mills that process our own production, as well as rice purchased from third parties. We produce different types of white and brown rice that are both sold in the domestic Argentine retail market and exported. During the 2011/12 harvest year, we planted 31,497 hectares of rice.

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

•

Dairy business: We believe that we are a leading dairy producer in South America in terms of our utilization of cutting-edge technology, productivity per cow and grain conversion efficiencies, producing over 51.2 million liters of raw milk during 2011, with an average of 4,603 milking cows, delivering an average of 30.5 liters of milk per cow per day. Through the production of raw milk, we are able to transform forage and grains into value-added animal protein. We believe that our “free-stall” dairy in Argentina is the first of its kind in South America and allows us to optimize our use of resources (land, dairy cow feed and capital), increase our productivity and maximize the conversion of forage and grain into raw milk.

•

Cattle business: Until December 2009, we owned 58,348 head of cattle, which we fattened for sale to meat processors and in Argentina’s livestock auction markets. In December 2009, we sold 55,543 head of cattle from our herd, not including cattle used in our dairy business, to a meat processor for a total price of $14.2 million. Additionally, we entered into a long-term lease agreement pursuant to which the meat processor leases over 72,219 hectares of grazing land from us to raise and fatten the purchased cattle. The lease agreement is tied to the market price of beef at the end of each quarter.

The following table sets forth, for the periods indicated, certain data relating to our farming business:

	Year Ended December 31,
	2011	2010	2009
Sales	(In thousands of $)
Crops(l)	147,946	108,162	92,029
Rice(2)	83,244	61,585	69,350
Coffee	14,170	7,572	14,265
Dairy	19,697	14,297	11,894
Cattle(3)	5,709	6,125	28,478

Total	270,766	197,741	216,016

Production	2011/2012 Harvest Year	2010/2011 Harvest Year	2009/2010 Harvest Year	2008/2009 Harvest Year
Crops (tons)(5)	98,403	491,813	524,890	317,582
Rice (tons)(6)	NA	172,034	91,723	94,968
Coffee (tons)	NA	2,742	2,221	2,412
Total	NA	666,589	618,723	414,962

	Year Ended December 31,
	2011	2010	2009
Dairy (thousands of liters)(7)	51,239	41,597	47,479
Cattle (tons)(3)(8)	108	359	4,149

	2011/2012 Harvest Year	2010/2011 Harvest Year	2009/2010 Harvest Year	2008/2009 Harvest Year
Planted Area	(In hectares, including second harvest)
Crops (9)	204,354	167,104	168,241	139,518
Rice	31,497	27,542	18,142	17,258
Coffee (10)	1,632	1,632	1,632	1,632
Cattle (11)	72,219	76,245	87,392	106,375

(1)	Includes soybeans, corn, wheat, sunflower and cotton, among others.
(2)	Sales of processed rice, including rough rice purchased from third parties and processed in our facilities.
(3)	In December 2009, we sold 55,543 head of cattle to a third party. The third party currently leases grazing land from us to raise and fatten the cattle, and our payments under the lease are tied to the market price of beef. See “—Operations and Principal Activities—Farming—Cattle Business.”
(4)	As the date of this annual report, the 2011/2012 harvest years crops were not fully harvested. Harvested tons corresponds to wheat harvest, which had been harvested until the 31st of December.
(5)	Crop production does not include 44,158 tons 52,482 tons and 52,960 tons of forage produced in the 2010/2011, 2009/2010, and 2008/2009 harvest years, respectively
(6)	Expressed in tons of rough rice produced on owned and leased farms. As the date of this annual report, the 2011/2012 harvest year of rice harvest had not began.
(7)	Raw milk produced at our dairy farms.
(8)	Measured in tons of live weight. Production is the sum of the net increases (or decreases) during a given period in “live weight” of each head of beef cattle.
(9)	Include 4,889 hectares, 3,841 hectares, 3,653 hectares and 4,561 hectares used for the production of forage during the 2011/2012, 2010/2011, 2010/2009 and 2008/2009 harvest years, respectively.
(10)	Reflects the size of our coffee plantations, which are planted only once every 18 to 20 years.
(11)	Comprised of land devoted to raising beef cattle, which, since December 2009, is mostly leased to a third party. See “—Operations and Principal Activities—Farming—Cattle Business.”

Sugar, Ethanol and Energy Business: We believe we are a growing and efficient producer of sugar and ethanol in Brazil. We cultivate and harvest sugarcane which is then processed in our own mills to produce sugar, ethanol and energy. As of December 31, 2011, our total sugarcane plantation consisted of 65,308 hectares, planted over both own and leased land. We currently own and operate two sugar and ethanol mills, UMA and Angélica, with a total crushing capacity of 5.2 million tons of sugarcane per year. UMA is a small but efficient mill with over 75 years of history which is located in the state of Minas Gerais, Brazil, with a sugarcane crushing capacity of 1.2 million tons per year, full cogeneration capacity and an associated sugar brand with strong presence in the regional retail market (Açúcar Monte Alegre). We plant and harvest 99% of the sugarcane milled at UMA, with the remaining 1% acquired from third parties. Angélica is a new, advanced mill, which we built in the state of Mato Grosso do Sul, Brazil, with a current sugarcane crushing capacity of 4 million tons per year, highly mechanized harvest, two high pressure boilers and three turbo-generators with the capacity to use all the sugarcane bagasse by-product to generate electricity that is used to power the mill, with excess electricity being sold to the grid, resulting in the mill having full cogeneration capacity. We plant and harvest over 91% of the sugarcane milled at Angélica and are able to vary the product slate between ethanol and sugar with a 60%/40% production ratio for both sugar and ethanol.

We have started the construction of our third mill, Ivinhema, in the state of Mato Grosso do Sul, Brazil, 45 km from our Angélica mill, in order to complete our planned sugarcane cluster (consisting of Angélica and Ivinhema) in that region. We plan to fund part of the construction costs of the Ivinhema mill using $230 million from the proceeds of our IPO. Subject to procuring the necessary licenses and the remainder of the required funding, we anticipate completing the construction of the Ivinhema mill in 2017. See “—Sugar, Ethanol and Energy—Our Mills” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industries—Adverse conditions may create delays in or the suspension of the construction of our Ivinhema mill and/or significantly increase the amount of our expected investments.” We expect the Ivinhema mill to begin operating during the first half of 2013, reaching 2.0 million tons of nominal crushing capacity during that year, and gradually increasing its milling capacity until it reaches a full milling capacity of 6.3 million tons of sugarcane per year by 2017.

In the year ended December 31, 2011, we crushed 4.17 million tons of sugarcane. Our mills produce both sugar and ethanol, and accordingly, we have some flexibility to adjust our production (within certain capacity limits that generally vary between 40% and 60%) between sugar and ethanol, to take advantage of more favorable market demand and prices at given points in time. In the year ended December 31, 2009, we produced 52,968 tons of sugar and 132,492 cubic meters of ethanol. During the first half of 2010, we completed the construction of our Angélica mill in Mato Grosso do Sul with the sugar factory commencing the production of sugar in July 2010. As a result, in the year ended December 31, 2010, sugar production increased to 235,690 tons while ethanol production reached 174,303 cubic meters. In the year ended December 31, 2011 we produced 247,805 tons of sugar and 161,385 cubic meter of ethanol.

As of December 31, 2011, our overall sugarcane plantation consisted of 65,308 hectares of sugarcane in the states of Mato Grosso do Sul and Minas Gerais, Brazil, of which 9,145 hectares of sugarcane were planted on owned land, and 56,163 hectares were planted on land leased from third parties under long term agreements.

The following table sets forth, for the periods indicated, certain data relating to our sugar, ethanol and energy business:

	Year Ended December 31,
	2011	2010	2009	2008
Sales	(In thousands of $)
Sugar	130,348	98,385	26,143	20,495
Ethanol	116,599	114,793	62,811	29,385
Energy	24,393	15,040	8,216	—
Other	5,978	308	417	1,291
Total(1)	277,318	228,526	97,587	51,171

(1)	Includes sales of sugarcane and other miscellaneous items to third parties.

	Year Ended December 31,
Production	2011	2010	2009
Sugar (tons)	247,805	235,690	52,968
Ethanol (cubic meters)	161,385	174,303	132,492
Energy (MWh exported)	245,389	168,644	128,291

	Year Ended December 31,
Other Metrics	2011	2010	2009
Sugarcane milled (% owned)	93%	95%	94%
Sugarcane crushing capacity (millions of tons)	5.2	5.2	3.3
% Mechanized harvesting operations — Consolidated	87%	80%	66%
% Mechanized /harvesting operations — Angélica mill	100%	100%	99%

Land Transformation Business: We believe we are one of the leading companies in South America involved in the acquisition and transformation of land. We acquire farmlands we believe are underdeveloped or underutilized and, by implementing cutting-edge production technology and agricultural best practices, transform the land to be suitable for more productive uses, enhance yields and increase the value of the land. During the eight-year period since our inception, we have effectively put into production 96,906 hectares of land that was previously undeveloped or undermanaged. During 2011, we put into production 13,676 hectares and in addition continued the transformation process of over 120,460 hectares we own. We realize and capture land transformation value through the strategic disposition of assets that have reached full development potential. We believe that the rotation of our land portfolio allows us to re-allocate capital efficiently, maximizing our return on invested capital. Our current owned land portfolio consists of 293,423 hectares, distributed throughout our operating regions as follows: 86% in Argentina, 13% in Brazil, and 1% in Uruguay. During the last six years, we have traded 29,608 hectares of developed land, generating capital gains of approximately $ 104,446

We promote sustainable land use through our land transformation activities, which seek to promote environmentally responsible agricultural production and a balance between production and ecosystem preservation. We do not operate in heavily wooded areas or primarily wetland areas.

From time to time, the company seeks to recycle its capital by disposing of a portion of its fully developed mature farms in order to acquire farms with higher potential for transformation. This allows the company to monetize the capital gains generated by its fully transformed farms and allocate its capital to acquire land with higher transformation potential, thereby enhancing the return on invested capital. Please see also “—Risks Related to Argentina—Recent Changes in Argentine law concerning foreign ownership of rural properties may adversely affect our results of operations and future investments in rural properties in Argentina” and “—Risks Related to Brazil— Recent changes in Brazilian rules concerning foreign investment in rural properties may adversely affect our investments.”

The following table sets forth, for the periods indicated, certain data relating to our land transformation business:

	Year Ended December 31,
	2011		2010	2009
Undeveloped/Undermanaged land put into production (hectares)	13,676		6,490	11,255
Ongoing transformation of croppable land (hectares)	120,460		120,738	110,751
Number of farms sold	1	(*)	1	1
Hectares sold	2,439		5,086	5,005
Capital gains from the sale of land ($ thousands)	8,832		20,837	18,839

*	On November 30, 2011, we completed the sale of La Alegria, a 2,439 hectare farm located in Villegas, Buenos Aires province, for US$ 13.7 million, 23% over the Cushman & Wakefield independent appraisal dated September 30, 2011.

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

•

In our sugar, ethanol and energy business, our Angélica mill (i) has a highly mechanized planting and harvesting operation, which has increased our sugarcane production, reduced our operating costs and contributed to environmental sustainability by eliminating the need to burn the sugarcane before harvest; (ii) has the capacity to use all the bagasse (a by-product of the sugar and ethanol production process) that is produced, with no incremental cost, to cogenerate 96 MW of clean and renewable electricity; (iii) is what we believe to be one of the largest continuously operating sugar plants in Brazil designed for enhanced efficiency and non-stop processing, with a production capacity of 1,800 tons of sugar per day; and (iv) has the ability to recycle by-products such as filter cake and vinasse by using them as fertilizers in our sugarcane fields, as well as recycling water and other effluents, generating important savings in input costs and protecting the environment.

•

Unique diversification model to mitigate cash flow volatility. We pursue a unique multi-tier diversification strategy to reduce our exposure to production and market fluctuations that may impact our cash flow and operating results. We seek geographic diversification by spreading our portfolio of farmland and agro-industrial assets across different regions of Argentina, Brazil and Uruguay, thereby lowering our risk exposure to weather-related losses and contributing to stable cash flows. Additionally, we produce a variety of products, including cotton, coffee, soybeans, corn, wheat, sunflower, rice, barley, sorghum, raw milk, sugar, ethanol and energy, which lowers our risk exposure to potentially depressed market conditions of any specific product. Moreover, through vertical integration in the rice, dairy, sugar, ethanol and energy businesses, and to a lesser extent in our coffee business, we process and transform a portion of our agricultural commodities into branded retail products, reducing our commodity price risk and our reliance on the standard market distribution channels for unprocessed products. Finally, our commercial committee defines our commercial policies based on market fundamentals and the consideration of logistical and production data to develop a customized sale/hedge risk management strategy for each product.

•

Expertise in acquiring farmland with transformation and appreciation potential. During the last eight fiscal years, we have executed transactions for the purchase and disposition of land for over $521 million and sold 29,608 hectares of developed land, generating capital gains of approximately $104.4 million. We believe we have a superior track record and have positioned ourselves as a key player in the land business in South America. Our business development team has gained extensive expertise in evaluating and acquiring farmland throughout South America and has a solid understanding of the productivity potential of each region and of the potential for land transformation and appreciation. To date, we have analyzed over 9.7 million hectares of farmland spread throughout the regions in which we operate and other productive regions in the world. We have developed a methodology to assess farmland and to appraise its potential value with a high degree of accuracy and efficiency by using information generated through sophisticated technology, including satellite images, rain and temperature records, soil analyses, and topography and drainage maps. Our management team has gained extensive experience in transforming and maximizing the appreciation potential of our land portfolio through the implementation of our agribusiness techniques described above. We also have an extensive track record rotating our asset portfolio to generate capital gains and monetize the transformation and appreciation generated through our operations.

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

Our Business Strategy

We intend to maintain our position as a leading agricultural company in South America by expanding and consolidating each of our business lines, creating value for our shareholders. The key elements of our business strategy are:

•

Expand our farming business through organic growth, leasing and strategic acquisitions. We will continue to seek opportunities for organic growth, target attractive acquisition and leasing opportunities and strive to maximize operating synergies and achieve economies of scale in each of our four main farming business areas (crops, rice, dairy and coffee). We plan to continue expanding and consolidating our crop production throughout South America. We also intend to continue expanding our rice segment in terms of production and processing capacity, consolidating our leading position in Argentina and increasing our presence throughout Brazil, Uruguay and other regions, to become a leading regional player. We plan to expand our current dairy production capacity using the “free-stall” model. We are currently building our second free-stall in Argentina, which will start operating during 2012 and will reach its full capacity by 2013. We believe that the know-how and skills gained from the construction of our first “free-stall” module can be easily replicated, allowing us to scale-up our production efficiently and at a fast rate.

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

Operations and Principal Activities

Farming

Our Farming business line is divided into five main reportable operating businesses, namely crops, rice, coffee, dairy and cattle. We conduct our farming operations primarily on our own land and, to a lesser extent, on land leased from third parties. During harvest year 2010/11 our farming operations were conducted on a total of 317,836 hectares of land, of which we own 280,142 hectares (excluding sugarcane farms) and we lease the remaining 37,694 hectares from third parties. Some of the farms we own are used for more than one production activity at a time. The following table sets forth our production volumes for each of our farming business lines.

	Harvest Year
	2011/2012(1)	2010/2011	2009/2010	2008/2009

Crops (thousands of tons)(2)	98,403	491,813	524,890	317,582
Rice(3) (thousands of tons)	N/A	172,034	91,723	94,968
Coffee (thousands of tons)	N/A	2,742	2,220	2,412

	Year Ended December 31,
	2011	2010	2009
Dairy(4) (thousands of liters)	51,239	41,597	47,479
Cattle (thousands of tons)(5)(6)	118	359	4,149

(1)	As of the date of this annual report, the harvest of soybean, corn, sunflower and cotton, rice and coffee pertaining to the 2011/12 harvest year is ongoing. The only crop which has been fully harvested is wheat, with a total production of 98,403 tons.
(2)	Crop production does not include 44,158 tons, 52,482 tons and 52,960 tons of forage produced in the 2010/2011, 2009/2010, and 2008/2009 harvest years respectively.
(3)	Expressed in tons of rough rice.
(4)	Raw milk produced.
(5)	Measured in tons of live weight. Production is the sum of the net increases (or decreases) during a given period in live weight of each head of beef cattle we own.
(6)	In December 2009, we sold 55,543 heads of cattle to a third party. The third party currently leases most of our grazing land to raise and fatten the cattle. Lease prices under the lease agreements are tied to the market price of cattle. See “—Cattle Business”.

Crops Business (Grains, Oilseeds and Cotton)

Our agricultural production is mainly based on planting, growing and harvesting crops over our owned croppable area. During the 2010/11 harvest year, we planted crops over a total area of approximately 167,104, including our owned land, land leased from third parties and hectares planted in second harvests. During mid 2011 we began the planting of crops pertaining to the 2011/12 harvest year, which was concluded during the first quarter of 2012, increasing total planted area to 204,354 hectares. Our main products include soybean, corn, wheat, sunflower, and cotton. Other products, such as sorghum and barley, among others, are sown occasionally and represent only a small percentage of total sown land.

The following table sets forth, for the harvest years indicated, the planted hectares for our main products:

	Harvest Year
	2011/2012	2010/2011	2009/2010	2008/2009
Product Area	(In hectares)
Soybeans(l)	92,922	90,126	87,522	63,973
Corn(l)	45,263	30,480	27,720	20,200
Wheat	39,640	26,361	21,728	18,917
Sunflower	9,598	9,943	14,784	16,539
Cotton	6,372	3,242	425	3,159
Other crops(2)	5,670	3,111	11,501	11,348
Forage(3)	4,889	3,841	4,561	5,382
Total	204,354	167,104	168,241	139,518

(1)	Includes hectares planted until the 29th of February.
(2)	Includes barley and sorghum crop.
(3)	Forage includes corn silage, wheat silage and alfalfa used for cow feed in our dairy operation.

The following table sets forth, for the harvest years indicated, the production volumes for our main products

	Harvest Year
	2011/2012(1)	2010/2011	2009/2010	2008/2009
Crop Production	(In thousands of tons)
Soybeans	N/A	199,533	241,848	96,982
Corn	N/A	165,679	180,613	115,900
Wheat	98,403	87,445	49,592	41,556
Sunflower	N/A	20,916	17,193	22,128
Cotton	N/A	8,746	1,068	9,218
Other crops	N/A	9,495	34,576	31,799
Total	98,403	491,813	524,890	317,582

(2)	As of the date of this annual report, the harvest of soybean, corn, sunflower and cotton pertaining to the 2011/12 harvest year is ongoing. The only crop which has been fully harvested is wheat.

The following table below sets forth, for the periods indicated, the sales for our main products:

	Year Ended December 31,
	2011	2010	2009
Sales	(In thousands of $)
Soybeans(l)	61,385	64,890	44,116
Corn	42,959	23,968	14,654
Wheat	24,232	7,939	10,218
Sunflower	7,413	4,880	5,517
Cotton	9,101	2,395	11,905
Other crops(2)	2,856	4,090	5,619
Total	147,946	108,162	92,029

(1)	Includes sales of soybean oil and soybean meal accounting for $8,420 thousand and $1,692 thousand for the years ended December 31, 2009 and 2008, respectively.
(2)	Includes other crops and farming services.

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

We grow soybeans in Argentina, Brazil and Uruguay. In the 2008/2009 harvest year, our total soybean production was 96,982 tons, representing 31% of our total crop production and 48% of our total planted area. In the 2009/2010 harvest year, we planted a total area of 87,522 hectares of soybeans, producing a total of 241,848 tons representing 54% of our total planted area that year, and 46% of our total crop production. In the 2010/2011 harvest year, we planted a total area of 90,126 hectares of soybeans. Soybeans comprised 16% of our total sales in 2008, 14% of our total sales in 2009, 15% of our total sales in 2010 and 11 % of our sales in 2011

Corn

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

We grow corn in Argentina, Brazil and Uruguay. In the 2008/2009 harvest year, our total corn production was 115,900 tons, representing 36% of our total crop production and 15% of our total planted area. In the 2009/2010 harvest year, we planted a total area of approximately 27,720 hectares of corn, including the second harvest, producing a total of 180,613 tons of corn representing 17% of our total planted area that year, and 34% of our total crop production. In the 2010/2011 harvest year, we planted a total area of approximately 30,480 hectares of corn, including the second harvest, producing a total of 165,679 tons representing 18% of our total planted area that season and 34% of our total production.

Corn comprised 9% of our total sales in 2008, 5% of our total sales in 2009, 6% of our total sales in 2010 and 8% of our total sales in 2011.

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

We grow wheat in Argentina and Uruguay. In the 2008/2009 harvest year, our total wheat production was 41,556 tons, representing 13% of our total crop production and 14% of our total planted area. In the 2009/2010 harvest year, we planted a total area of approximately 21,728 hectares of wheat, producing a total of 49,592 tons of wheat representing 13% of our total planted area that year, and 10% of our total crop production. In the 2010/2011 harvest year, we planted a total area of approximately 26,361 hectares of wheat, producing a total of 87,445 tons of wheat representing 16% of our total planted area that year, and 18% of our total crop production.

Wheat comprised 6% of our total sales in 2008, 3% of our total sales in 2009, 2% of our total sales in 2010 and 4% of our total sales in 2011.

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

We grow sunflower in Argentina and Uruguay. In the 2008/2009 harvest year, our total sunflower production was 22,128 tons, representing 7% of our total crop production and 7% of our total planted area. In the 2009/2010 harvest year, we planted a total area of approximately 14,784 hectares of sunflower, producing a total of 17,193 tons of sunflower, representing 9% of our total planted area that year, and 3% of our total crop production. In the 2010/2011 harvest year, we planted a total area of approximately 9,943 hectares of sunflower producing a total of 20,916 tons of sunflower representing 6% of our total planted area that year, and 4% of our total crop production. Sunflower comprised 2% of our total sales in 2008, 2% of our total sales in 2009,1% of our total sales in 2010 and 1% in 2011.

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

We grow cotton in northern Argentina and in the western part of Bahia, Brazil. In the 2008/2009 harvest year, our total cotton production was 9,218 tons, representing 3% of our total crop production and 2% of our total planted area. In the 2009/2010 harvest year, we planted a total area of approximately 425 hectares of cotton, including the second harvest, producing a total of 1,068 tons of cotton, representing 1% of our total planted area that year, and 1% of our total crop production. In the 2010/2011 harvest year, we planted a total area of approximately 3,242 hectares of cotton producing a total of 8,746 tons of cotton, representing 2% of our total planted area that year, and 2% of our total crop production. Cotton comprised 2% of our total sales in 2008, 4% of our total sales in 2009, 0.6% of our total sales in 2010 and 2% of our sales in 2011.

Other Crops

In addition to wheat, sunflower, corn, soybeans, and cotton, we produce barley and sorghum on approximately 3,111 hectares in certain farms located in Argentina and Uruguay. In addition, we also provide farming services.

In the 2008/2009 harvest year, our total production from these crops was 31,799 tons, representing 10% of our total crop production and 8% of our total planted area. In the 2009/2010 harvest year, we planted a total area of approximately 11,501 hectares of other crops, producing a total of 34,576 tons, representing 7% of our total planted area that year, and 7% of our total crop production. In the 2010/2011 harvest year, we planted a total area of approximately 3,111 hectares of other crops producing a total of 9,495 tons, representing 2% of our total planted area that year, and 2% of our total crop production. Other crops comprised 3% of our total sales in 2008, 2% of our total sales in 2009,1.0% of our total sales in 2010 and 0.3% of our sales in 2011.

Forages

In addition to the above mentioned crops, we are engaged in the production of forage in Argentina, including corn silage, wheat silage, soybean silage and alfalfa silage. We use forage as cow feed in our dairy operation. During the 2009/2010 harvest year, we planted 4,561 hectares and produced 52,482 tons of forage. During the 2010/2011 harvest year, we planted 3,841 hectares of forage and produced 44,158 tons of forage.

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

We conduct our rice operation in the northeast of Argentina, which is one of the most efficient locations in the world for producing rice at a low cost. This is a result of optimum natural agronomic conditions, including plentiful sunlight, abundant availability of water for low cost irrigation and large quantities of land. The use of public water for artificial irrigation is governed by provincial regulations and is subject to the granting of governmental permits. We have current permits for our use of water in our production of rice in the provinces of Corrientes and Santa Fe. Maintenance of our permits is subject to our compliance with applicable laws and regulations, which is supervised by the corresponding governmental authority (e.g., the Ministry of Water, Public Services and Environment (Ministerio de Agua, Servicios Publicos y Medio Ambiente), in the province of Santa Fe, and the Water Institute of the Province of Corrientes (Instituto Correntino del Agua).

The following table sets forth, for the harvest years indicated, the total number of planted rice hectares we owned and leased as well as the overall rough rice we produced:

	Harvest Year
Rice Product Area & Production	2011/2012	2010/2011	2009/2010	2008/2009
Owned planted area (hectares)	27,242	22,973	10,831	13,417
Leased planted area (hectares)	4,255	4,568	7,311	3,840
Total rice planted (hectares)	31,497	27,542	18,142	17,258
Rough rice production (thousands of tons) (1)	NA	172,542	91,723	94,968

(1)	As of the date of this annual report, the harvest of rice pertaining to the 2011/2012 is ongoing.

We grow rice on 5 farms we own and 4 farms we lease, all located in Argentina. In the 2008/2009 harvest year, our total rice production was 94,968 tons, representing 23% of our total farming production and 11% of our total planted area. In the 2009/2010 harvest year, our total rice production was 94,968 tons, representing 23% of our total farming production and 11% of our total planted area. In the 2009/2010 harvest year, we planted a total area of approximately 18,142 hectares of rice, producing a total of 91,723 tons, representing 10% of our total planted area that year, and 15% of our total farming production. In the 2010/2011 harvest year, we planted a total area of approximately 27,542 hectares of rice, producing a total of 172,542 tons, representing 14% of our total planted area that year, and 26% of our total farming production.

During mid 2010, we began the construction of our fourth rice mill. The new mill is located in Franck, Santa Fe province, Argentina. The mill has already began operating and has a current processing capacity of 72,000 tons. We expect the facility to reach its full processing capacity of 110,000 tons during the second half of 2012.

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

At the mill, we clean the rice to remove all impurities. We then put it through a dryer to remove excess moisture from the grains. Proper drying results in increased storage life, prevents deterioration in quality and leads to optimum milling. Once dried, the rice grain, now known as rough rice or paddy rice, is ready for storage. We store rice in elevators or in silo bags until milling. During the milling process, the rough rice goes through a de-husking machine that removes the husk from the kernel. The rice that is obtained after this process is known as brown rice and is ready for human consumption. Brown rice is then polished to remove the excess bran, thereby creating white rice.

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

	Year Ended December 31,
	2011	2010	2009
Processed Rice Production	(In thousands of tons)
Rough rice processed — own	163,033	75,752	94,968
Rough rice processed — third party	58,720	52,957	62,083
Total rough rice processed	221,753	128,709	157,051
White rice	91,176	66,035	77,440
Brown rice	33,166	6,699	11,559

Broken rice	23,880	14,792	19,859
Total processed rice	148,223	87,526	108,858

	Year Ended December 31,
	2011	2010	2009
Processed Rice Sales	(In thousand of $)
Total Sales	83,244	61,585	69,350

Rice comprised 19% of our total sales in 2007, 23% of our total sales in 2008, 22% of our total sales in 2009, 14% of our total sales 2010 and 15% of our sales in 2011.

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

The following table sets forth, for the harvest years indicated, the production and sales volumes for our coffee business:

	Harvest Year
Coffee Production & Sales	2011/2012	2010/2011	2009/2010	2008/2009
Coffee plantation (hectares)	1,632	1,632	1,632	1,632
Coffee pruning area (hectares)	62	227	406	241
Coffee production (thousands of tons) (1)	NA	2,742	2,220	2,412

•	As the date of this annual report, the 2011/2012 harvest year coffee were not harvested

	Year Ended December 31,
	2011	2010	2009
	(In thousands of $)
Coffee sales	14,170	7,572	14,265

We grow coffee in western Bahia, Brazil, where agro-ecological conditions are well-suited for producing “specialty coffee” due to the availability of water for irrigation, the absence of frosts, and the possibility of having a fully mechanized harvest due to flat topography. These conditions allow us to obtain a stable bean quality and to reduce yield volatility. We grow coffee on 3 farms and have 1,632 hectares of planted coffee trees and have available land and water to expand our operations to 2,700 hectares. . In the 2008/2009 harvest year, our total coffee production was 2,412 tons. In the 2009/2010 harvest year, we produced 2,412 tons of coffee. In the 2010/11 harvest year, we produced 2,742 tons of coffee. Coffee comprised 7% of our total sales in 2008, 5% of our total sales in 2009, 2% of our total sales 2010 and 3% of our sales in 2011.

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

The coffee harvest year lasts from August of each year to August of the following year. The plantation is treated for approximately nine months, from August of each year until May of the following year. In late May or early June, the harvest begins, which lasts until September. After harvesting, we begin the processing process, which lasts until the end of October.

We process coffee at our facilities. The three processing stages coffee undergoes prior to commercialization are pulping, drying and sorting into various types according to world market demand.

Dairy Business

We conduct our dairy operation in two of our farms located in the Argentine humid pampas region. This region is one of the best places in the world for producing raw milk at a low cost, due to the availability of grains, forage and grass produced efficiently and at low cost, and the favorable weather for cow comfort.

The following table sets forth, for the periods indicated below, the total number of our dairy cows, average daily liter production per cow and our total milk production:

	Year Ended December 31,
Dairy Herd & Production	2011	2010	2009	2008
Total dairy herd (head)	10,803	9,178	9,743	9,587
Average milking cows	4,603	4,225	4,594	4,377
Average daily production (liters per cow)	30.5	27.0	28.3	26.9
Total production (thousands of liters)	51,239	41,597	47,479	43,110

	Year Ended December 31,
	2011	2010	2009
	(In thousands of $)
Sales (thousands of $)	19,697	14,297	11,894

As of December 31, 2010, we owned a dairy herd of 9,178 head, including 4,225 cows and heifers in milk. In 2010, our cows produced an average of 27.0 liters of milk per cow per day compared to approximately 28.3 liters per cow per day in 2009. Our facilities allow us to milk 5,000 cows per day. As of December 31, 2011, we owned a dairy herd of 10,803 head, including 4,603 milking cows with an average production of 32.52 liters per cow per day. Our dairy operation consists of three dairy facilities — two traditional grazing dairies and one advanced “free-stall” dairy. About the end of 2011, we began the construction of a new free stall which will have a final capacity of 3,500 milking cows. This operation will start in July 2012 with the gradual incorporation of cows. It is expected to finish in December 2012 with 1,500 milking cows, December 2013 with 3,200 and go on filling the barns to reach full capacity in March 2014.

Dairy comprised 3% of our total sales in 2007, 6% of our total sales in 2008, 4% of our total sales in 2009, 3% of our total sales 2010 and 4% of our sales in 2011.

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

In 2007, we began the construction of an advanced “free-stall” dairy in Argentina, which we believe was the first of its kind in South America, and started operating in March 2008. This new technology allows large- scale milk production at increased efficiency levels. Our free-stall dairy model consists of 3,000 cows confined inside a large barn where they are free to move within the indoor corrals. We feed our cows specific protein rich diets composed of corn grain and silage and milk them three times a day, using a milking mechanism consisting of an 80-cow rotary platform, which milks an average of 400 cows per hour. In 2011, we started the construction of the first phase of the second free stall, which will start operating during 2012. It will reach its full capacity (of 3,500 milking cows) by March 2014.

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

La Lácteo Joint Venture

In 2007, Adecoagro entered into an agreement with Agropur Cooperative, a Canadian-based dairy cooperative, to form a joint venture named Grupo La Lácteo. In this transaction, we contributed our wholly owned subsidiary La Lácteo S.A., an entity engaged in the processing and sale of milk and milk-related products (previously acquired in August 2007), while Agropur Cooperative contributed cash. Each of us and Agropur Cooperative owns 50% of the joint venture, and the joint venture agreement in place creates joint control over Grupo La Lácteo. The formation of this joint venture was completed in December 2007. As of December 31, 2011, La Lácteo manages approximately 214,000 liters of milk per day, producing a broad variety of dairy products including fluid milk, yogurt, butter, cheese, and others.

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

After this sale, our cattle business primarily consists of leasing (i) approximately 72,800 hectares of grazing land located in the Argentine provinces of Corrientes, Formosa, Santa Fe and Santiago del Estero, for an annual price equal to the equivalent in Argentine Pesos of 30 kilograms of meat per hectare, calculated in accordance with the Steer Index of the Liniers Market (INML), for a period of 10 years, renewable by the parties and (ii) two feed lots located in the Argentine provinces of Corrientes and Santa Fe, for an annual price of $25,000 each. Additionally, as of December 31, 2011, we owned approximately 2,039 head of cattle. We may purchase additional cattle in the future.

The following table indicates, for the periods set forth below, the number of cattle (other than dairy cows) for each activity we pursued:

	Year Ended December 31,
	2011	2010	2009
	(Head of cattle)
Breeding(l)	2,039	—	79,784
Fattening	—	1,254	2,804
Total	2,039	1,254	2,804

(1)	For classification purposes, upon birth, all calves are considered to be in the breeding process.

The cattle business comprised 4% of our total sales in 2008, 9% of our total sales in 2009, 1% of our total sales 2010 and 1% of our sales in 2011.

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

We own five conditioning and storage facilities for grains and oilseeds, with a total built storage capacity of 28,800 tons. Our largest storage facility, with a capacity of 18,700 tons, is located in the province of Santa Fe, Argentina, in the town of Christophersen. It has a railway loading terminal, providing logistical flexibility and savings. We also own in Argentina four rice mills, which account for over 135,919 tons of total storage capacity, and two additional storage and conditioning facilities for rice handling, with a total storage capacity of 5,700 tons.

Set forth below is our storage capacity as of December 31, 2011:

Storage Capacity	Nominal
Crops (tons)	28,800
Rice (tons)	135,919

In addition, we use silo bags to increase our storage capacity at low cost. Silo bags are a revolutionary and efficient low-cost method for grain storage. As crops are harvested, they are placed inside large polyethylene bags that can be left in the fields for approximately 12 months without damaging the grain. Each silo bag can hold up to 180 to 200 tons of product, depending on the type of grain. During the 2010/2011 harvest year, we stored approximately 40% of our grain production through silo bags.

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

Set forth below is our drying capacity as of December 31, 2011:

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

Additionally, as of December 31, 2011, we owned two coffee processing facilities in Brazil, where we clean, dry and classify different types of commercial coffee beans. Apart from processing, those facilities have a storage capacity of 30,400 bags, or 1,800 tons of processed coffee.

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

Soybeans: Our soybean crop is sold to local companies and is ultimately exported or diverted to the crushing industry. Approximately 72% of the soybean crop is hedged pre-harvest, by forward sales, sales in the futures markets, and production agreements. Post-harvest sales are a function of the export market versus local premiums paid by crushers (oil, meal and biodiesel). Our largest customers are Bunge International Commerce Ltd. (“Bunge”), Molinos Rio de la Plata S.A, Noble Americas Corp. (“Noble”), , and Alfred C. Toepfer International, comprising approximately 64% of our sales in the year ended December 31, 2011. In Argentina, the applicable export tax rate on soybeans is 35%.

Corn: Approximately 84% and 52% of our Argentine and Uruguayan production, respectively, is exported, with the remainder destined for domestic use in feedlots, the poultry industry and in our dairy operations. All of our Brazilian production is sold domestically for regional consumption. We typically sell about 55% of our corn pre-harvest due to logistical issues. We sell approximately 5% of our corn production for special products such as corn seed. Our largest customers are Louis Dreyfus Commodities Suisse S.A. (“LDC”), Noble, Alfred C. Toepfer International, Crossland Marketing Pte. Ltd. and Leiva Chavés María Luz (poultry industry), comprising approximately 62% of our sales in the year ended December 31, 2011. In Argentina, the applicable export tax rate on corn is 20%.

Wheat: Approximately 84% and 77% of our Argentine and Uruguayan production is exported with the remainder destined for domestic use. Brazil is the main importer of Argentine wheat. Due to logistics, we sell to the export market during harvest time and store the higher quality wheat to sell later in the year to local millers. We typically sell half of our wheat production pre-harvest. Our largest customers are LDC, Nidera S.A. and Asociación de Cooperativas Argentinas Coop. Ltda. , comprising approximately 63% of our sales in the year ended December 31, 2011. In Argentina, the applicable export tax rate on wheat is 23%.

Sunflower: Our sunflower production from Argentina and Uruguay is sold to local companies. Sales are made pursuant to forward sales, spot sales and production agreements (as sunflower for confectionary, high oil content sunflower and seed). Our largest customers are Dow Agrosciencies Argentina S.A., Argensun S.A. and Molinos Río de la Plata S.A., comprising approximately 85% of our sales in the year ended December 31, 2011. In Argentina, the applicable export tax rate is 32%.

Cotton: We typically make pre-harvest sales of cotton fiber produced in Brazil into the export market. Sales for the textile industry are based on domestic demand and premiums. During 2011 we started producing in Argentina, and due the small amounts, we sold 100% to local textile industry. Our largest customers are LDC, Noble and Coopernorpi Cooperativa Agricola do Norte Pioneiro and Algodonera Avellaneda SA, comprising approximately 68% of our sales in the year ended December 31, 2011. Cottonseed is sold in the domestic market to meet feed demand.

Rice: Rough rice is available for sale commencing after the harvest of each year. White rice availability is based on our milling capacity. 73% of our total rice production is sold into the export market, with the remainder sold in Argentina in the retail market. Europe is the largest importer of our rice with 31% of our exported volume, followed by Brazil with 25%, Angola with 21%, Irak with 17% and the remainder sold to the Brazilian retail market, promoted by our Monte Alegre brand of sugar. Argentina’s retail market is comprised of four types of rice and four brands that have a 16.8% market share. Rice prices are based on regional supply demand and exchange rate in Brazil.

Our largest customers for rice are Webcor S.A., Companhia de Distribuicao Araguaia, LDC Argentina S.A., Josapar Joaquim Oliveira S.A. Participacoes, Euricom S.P.A. and Ameropa AG, comprising approximately 41% of our sales in the year ended December 31, 2011. In Argentina, the applicable export tax rate is 10% for rough rice and 5% for white rice.

Coffee: Coffee is available for sale commencing after it is harvested and processed since July of each year. We export our own high quality coffee to the European, U.S. and Japanese markets, where our “specialty coffee” grade product is received by the gourmet segment. Our coffee is certified by the most respected organizations in the sector such as UTZ and Rainforest Alliance. Our largest importer is the is the European Union with 49%, followed by Japan with 38% and the United States with 13% of our sales. 73% of our coffee production is sold in the domestic Brazilian market. Coffee prices are based on international grain exchanges (ICE-NY) and have a local reference in BM&FBOVESPA. We negotiate quality premiums or discounts and delivery conditions to the end buyer. Our largest customers for coffee are Outspan Brasil Importacao e Exportacao LTDA (“Olam”), Mitsui Foods Inc., Paragon Coffee Trading Company L.P. and Empresa Interagricola S.A. (Eisa), comprising approximately 63% of our net sales in the year ended December 31, 2011.

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

We grow sugarcane in the center-south region of Brazil on 9,145 hectares of our own land and 56,163 hectares of land leased through agriculture partnerships. Under these agreements, our partners lease land to us for periods of between one and two sugarcane cycles, equivalent to periods of between 10 to 12 years, on which we cultivate sugarcane. Lease payments are based on the market value of the sugarcane set forth by the regulations of the State of Sao Paulo Sugarcane, Sugar and Alcohol Growers Counsel (Conselho dos Produtores de Cana-de-Açúcar, Açúcar e Álcool do Estado de Sao Paulo, or “Consecana”). We planted and harvested approximately 93% of the total sugarcane we milled during 2011, with the remaining 7% purchased directly from third parties at prices set forth by the Consecana system, based on the sucrose content of the cane and the prices of sugar and ethanol. The following table sets forth a breakdown during the time periods indicated of the amount of sugarcane we milled that was grown on our owned and leased land or purchased from third parties:

	Year Ended December 31,
	2011	2010	2009
Grown on our owned and leased land (tons)	3,891,125	3,869,283	2,075,531
Purchased from third parties (tons)	276,957	196,833	139,498

Total (tons)	4,168,081	4,066,115	2,215,029

Sugarcane Harvesting Cycle

The annual sugarcane harvesting period in the center-south region of Brazil begins in April and ends in November/December of each year. We plant several sugarcane varieties, depending on the quality of the soil, the local microclimate and the estimated date of harvest of such area. Once planted, sugarcane can be harvested, once a year, up to six to eight consecutive years. With each subsequent harvest, agricultural yields decrease. The plantations must be carefully managed and treated during the year in order to continue to attain sugar yields similar to a newly-planted crop.

We believe we own one of the most mechanized harvesting operations in Brazil. Our sugarcane harvesting process is currently 87% mechanized (100% at Angélica mill and 49% at UMA mill) and the remaining 13% is harvested manually. Mechanized harvesting does not require burning prior to harvesting, significantly reducing environmental impact when compared to manual harvesting. In addition, the leaves that remain on the fields after the sugarcane has been harvested mechanically create a protective cover for the soil, reducing evaporation and protecting it from sunlight and erosion. This protective cover of leaves decomposes into organic material over time, which increases the fertility of the soil. Mechanized harvesting is more time efficient and has lower costs when compared to manual harvesting. Sugarcane is ready for harvesting when the crop’s sucrose content is at its highest level. Sucrose content and sugarcane yield (tons of cane per hectare) are important measures of productivity for our harvesting operations. Geographical factors, such as soil quality, topography and climate, as well as agricultural techniques that we implement, affect our productivity. Since most sugar mills produce both sugar and ethanol in variable mixes, the industry has adopted a conversion index for measuring sugar and ethanol production capacity, the Total Recoverable Sugar (“TRS”) index, which measures the amount of kilograms of sugar per ton of sugarcane.

During the 2011 harvest, UMA harvested sugarcane with a TRS of 139, compared to an average of 138 in the center-south region of Brazil generally. Angélica’s TRS for the same period reached 125, due to the effect of a frost in January 2011. In addition, during the 2011 harvest, we harvested an average of 75.6 tons of sugarcane per hectare of our own and leased land.

Once the sugarcane is harvested, it is transported to our mills for inspection and weighing. We utilize our own trucks and trailers for transportation purposes. The average transportation distance from the sugarcane fields to the mills is approximately 26 kilometers at UMA and 35 kilometers at Angélica. The construction of our new mill at Ivinhema is expected to halve the average transportation distance for Angélica, significantly reducing our transportation costs, as 42% of the cane currently processed at Angélica has been planted closer to the site where the Ivinhema mill is being built.

Our Mills

We currently own and operate two sugar mills in Brazil, Angélica and UMA, and are in the process of construction of our third sugar mill, Ivinhema, to complete our sugarcane crushing cluster in Mato Grosso do Sul. Our mills produce sugar, ethanol and energy, and accordingly, we have some flexibility to adjust our production between sugar and ethanol, to take advantage of more favorable market demand and prices at given points in time. As of December 31, 2011, our sugar mills had a total installed crushing capacity of 5.2 million tons of sugarcane. As of the date of this annual report, we have concluded the 2011 harvest at both mills, crushing an aggregate volume of 4.16 million tons of sugarcane.

The Usina Monte Alegre mill (“UMA”) is located in the state of Minas Gerais, Brazil, and has a sugarcane crushing capacity of 1.2 million tons per year, full cogeneration capacity and an associated sugar brand with strong presence in the regional retail market (Açúcar Monte Alegre). We plant and harvest 99.7% of the sugarcane milled at UMA, with the remaining 0.3% acquired from third parties. On December 31, 2011, UMA concluded its harvest operations for the 2011 season, crushing 1.01 million tons of sugarcane.

Angélica is a new, advanced mill, which we built in the state of Mato Grosso do Sul, Brazil, with a total sugarcane crushing capacity of 4.0 million tons per year. Angélica has been equipped with two modern high pressure boilers and three turbo-generators with the capacity to use all the sugarcane bagasse by-product to generate approximately 96 MW of electricity that is used to power the mill with an excess of 64MW available for sale to the power grid. During the first half of 2010, we concluded the construction of the sugar factory commencing the production of sugar in July 2010. Angélica now has the flexibility to vary the product slate between 60% to 40% for either product. During the 2010/2011 harvest, we grew and harvested over 91% of the sugarcane milled at Angélica, allowing us to have a stable supply and superior quality control of our raw material. On December 31, 2011, Angélica concluded its harvest operations for the 2011/2012 season, crushing a total of 3.15 million tons of sugarcane. Although construction of the mill and industrial equipment has been concluded, Angélica will not mill at full capacity until 2013, when the size of our sugarcane plantations are expected to support the capacity of the mill.

As of December 31, 2011, accumulated capital expenditures in Angélica, including cost expensed in cane planting and excluding investments in land and working capital, reached R$1,013 million, or approximately $134.7 per ton of crushing capacity. The table below shows our investment breakdown:

Capital Expenditures	R$ millions	US$ per ton(l)
Industrial equipment	541	72
Agricultural equipment	144	19
Sugarcane planting cost	327	44
Total	1,013	135

(1)	Considers an average R$/US$ exchange rate of 1.876.

During mid 2011, we started the construction of our third mill, Ivinhema, located in the state of Mato Grosso do Sul, approximately 45 kilometers south of our existing Angelica mill, in order to complete our planned sugarcane cluster in that region. The Ivinhema mill is expected to have a crushing capacity of 6.3 million tons of sugarcane per year when it reaches full capacity in 2017, increasing our total sugarcane crushing capacity to 11.5 million tons per year. We expect Angelica and Ivinhema mills to form a cluster of 10.3 million tons of crushing capacity, which we expect will generate operational synergies and economies of scale that will result from a large-scale sugarcane production and industrial operation, including centralized management of both mills, harvesting efficiencies due to the ability to conduct non-stop harvesting and a reduction in sugarcane transportation costs. Ivinhema mill will be equipped with state-of-the-art technology including full cogeneration capacity, flexibility to produce sugar and ethanol and fully mechanized agricultural operations. We expect to source a majority of sugarcane for the Invinhema mill from our own supply and expand our cluster’s plantation to over 120,000 hectares.

As of the date of this report, the construction of Ivinhema mill is well advanced and on schedule. The boiler has already been delivered on-site and is currently being assembled. The foundations and buildings of the sugarcane reception and milling processes have been completed and we expect to begin their assembly in May 2012. Construction of the powerhouse and the foundations for the first generator, as well as the assembly of other parts of the sugar and ethanol processes are also progressing according to plan. We expect the Ivinhema mill to begin operating during the first half of 2013, reaching 2.0 million tons of sugarcane nominal crushing capacity during that year, and increasing its milling capacity to 4.0 million tons in 2015 and finally reaching full capacity of 6.3 million tons by 2017.

We plan to fund part of the construction costs of the Ivinhema mill using $230 million from the proceeds of our IPO. As of December 31, 2011, we have incurred $49.2 million in the acquisition and assembly of equipment, manufacturing costs and sugarcane planting expenses (45% of the first phase). Furthermore, as of the date of this report, we have contracted the manufacturing of certain key equipment for an additional $27.0 million, including juice evaporator, substations, sugar warehouse, pipes metallic structures, steel plates, among other equipment. We estimate that we will need to invest an additional $711 million to complete the construction of the Ivinhema mill. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industries—Adverse conditions may create delays in or the suspension of the construction of our Ivinhema mill and/or significantly increase the amount of our expected investments.”

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

Our Main Products

The following table sets forth a breakdown of our production volumes by product for the years indicated:

	Year Ended December 31,
	2011	2010	2009
Sugar	247,805	235,690	52,968
Ethanol	161,385	174,303	132,492
Energy	245,389	168,644	128,291

Note: Sugar volumes are measured in thousands of tons (raw value), ethanol volumes are measured in thousand cubic meters and electricity is measured in MWh.

The following table sets forth our sales for each of the sugarcane by-products we produce for the years indicated:

	Year Ended December 31,
	2011	2010	2009
	(In thousands of $)
Sugar	130,348	98,385	26,143
Ethanol	116,599	114,793	62,811
Energy	24,393	15,040	8,216
Other(1)	5,978	308	417
Total	277,318	228,526	97,587

(1)	Includes sales of sugarcane and other miscellaneous items to third parties.

Sugar

Our current maximum sugar production capacity is 2,400 tons per day which, in a normal year of 4,400 hours of milling, results in an annual sugar maximum production capacity of over 455,000 tons of sugar. Angélica’s sugar factory started operations during 2010 and has a production capacity of 1,800 tons per day. UMA’s capacity was increased last year to 600 tons per day when cogeneration was installed. In 2009, we produced 52,968 tons of sugar at the UMA mill compared to 87,388 tons of sugar in 2010 and 77,793 tons of sugar in 2011.

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

Sugar sales comprised 8% of our total sales in 2008, 8% of our total sales in 2009 , 23% of our total sales in 2010 and 24% of our total sales in 2011.

Ethanol

Our current maximum ethanol production capacity is of 1,400 cubic meters per day which, in a normal year of 4,400 hours of milling, results in an annual ethanol maximum production capacity of over 263,000 cubic meters of ethanol. In 2010, we produced 174,303 cubic meters of ethanol compared to 161,385 cubic meters of ethanol in 2011.

We produce and sell two different types of ethanol: hydrous ethanol and anhydrous ethanol (as further described in “—Production Process—Ethanol”). Ethanol sales comprised 5% of our total sales in 2007, 12% of our total sales in 2008, 20% of our total sales in 2009 and 23% of our total sales in 2010 and 21% or our total sales un 2011.

Cogeneration

We generate electricity from sugarcane bagasse (the fiber portion of sugarcane that remains after the extraction of sugarcane juice) in our two mills located in Brazil. Our total installed cogeneration capacity is approximately 112 MW, and 75 MW are available for resale to third parties after supplying our mills’ energy requirements. Having this ability to generate electricity from the by-product of the sugarcane crushing process on a large enough scale to fully power a mill with excess electricity being available is referred to as having full cogeneration capacity. Our two mills are duly licensed by ANEEL to generate and sell electricity. During the year ended December 31, 2011 we sold 245,389 MWh to the local electricity market, comprising 4% of our total sales in 2011. During the year ended December 31, 2010 we sold 178,914 MWh to the local electricity market, comprising 3.1% of our total sales in 2010. During the year ended December 31, 2009, we sold 128,291 MWh to the local electricity market, comprising 3% of our total sales in 2009. We did not sell electricity in 2008.

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

Marketing, Sales and Distribution

Sugar: We sell sugar both in the domestic and the international markets at prices that depend on our price parity calculation, which considers each market’s price and the associated costs. Prices for the sugar we sell in Brazil are set, using an index calculated by the Agriculture College of the University of São Paulo (Escola Superior de Agricultura Luiz de Queiroz, or “ESALQ”), with a premium in the state of Minas Gerais due to the use of our regional brand, “Monte Alegre,” the market leader in the southern part of that state. Prices for the sugar we export are set in accordance with international market prices. International prices for raw sugar are established in accordance with the NY11 futures contracts. Our largest customers for sugar are Dreyfus., Bunge, Noble and Copersucar Trading AVV, comprising approximately 96% of our sales in the period ended December 31, 2011.

Ethanol: Almost all of our ethanol sales are in the domestic Brazilian market given the increasing demand generated from the increase in flex-fuel vehicles in Brazil. Our ethanol sales are not made through the execution of formal agreements. Instead, sales are made through daily sale orders intermediated by specialized brokerage firms that act in the ethanol domestic market, whose role is to intermediate the sale of ethanol between the ethanol producers and the domestic ethanol distribution companies, and prices are set using the ESALQ and the futures and commodity exchange of the BM&FBOVESPA indices for ethanol as a reference. Our largest customers by volume were Petrobras Distribuidora S/A, Raizen Combustives, GavilonShipping and Trading LLC, Ipiranga Produtos de Petróleo S/A and Shell Brasil Ltda., comprising approximately 76% of our sales in the period ended December 31, 2011.

Cogeneration: We also sell electricity co-generated at our sugar and ethanol mills to local electricity commercialization companies and directly to the spot market. Sales are made in the spot market with brokers, through government auctions, to distributors and through long-term contracts. Our largest customers are Cemig Geração e Transmissão S/A, Câmara de Comercialização de Energia Elétrica and Nova Energia Comercializadora Ltda., comprising approximately 92% of our sales in the period ended December 31, 2011.

The Brazilian energy agency, ANEEL, has organized yearly auctions for alternative energy and for renewable sources at favored rates. As a hedging strategy, we sell the electricity production of our mills through long-term contracts adjusted for inflation by reference to the national index of consumer prices (“IPCA”)

In 2009, UMA entered into a 10-year agreement with CEMIG, a state distribution company, for the sale of 9 MW (approximately 52,704 MWh) during the harvest periods each year (May to November of each year) at a rate of R$184,15 per megawatt hour. In 2009, Angélica sold energy in a public auction carried out by Camara de Comercialização de Energia Elétrica (“CCEE”), whereupon Angélica entered into a 15-year agreement with CCEE for the sale of 87,600 MWh per year at a rate of R$180,26 per megawatt hour. In August 2010, Angélica participated in a public auction, whereupon Angélica entered into a second 15-year agreement with CCEE starting in 2011, for the sale of 131,400 MWh per year at a rate of R$154.25/MWh. The delivery period for both agreements starts in May and ends in November of each year. The rates under both agreements are adjusted annually for inflation by reference to the National Index of Consumer Prices (“IPCA”).

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

Since our inception, we have successfully identified multiple opportunities for the acquisition of undeveloped or undermanaged farmland with high potential for transformation. During the ten-year period since our inception, we have effectively put into production over 154,248 and that were previously undeveloped or inefficiently managed and are undergoing the transformation process.

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

Certain soils must be chemically treated and corrected by incorporating nutrients such as limestone, gypsum and phosphorous, as is the case of the Brazilian ‘Cerrado’. Soil correction is not required in Argentina or Uruguay due to the natural fertility of the soil. Pesticides and fertilizers are then applied to the soil in preparation for planting. In the case of land destined for crop production (grains and oilseeds), soybean, which is sometimes referred to as a colonizing crop, is usually planted during the first years due to its resistance to pests, weeds and extreme weather and soil conditions. Thereafter, the land will enter into a crop rotation scheme to reduce the incidence of plague and disease and to balance soil nutrients. In the case of rice and sugar cane, which are produced in a monoculture system, there is no colonizing crop or rotation involved. Intensive plague and weed controls and additional soil correction will take place during these first three to five years. Land productivity or yields, measured in tons of soybean or other crops per hectare, will be initially low and will gradually increase year by year. During the first five to seven years, the yields will increase at high and sustained rates. After the seventh year we consider the land developed as yield volatility is reduced and growth is only achievable at marginal rates. Since our inception we have put into production 57,341 hectares of undeveloped land into productive croppable land.

(ii) Undermanaged or underutilized farmland (cultivated pastures and poorly managed agriculture): This transformation process is lighter than the one described above since it does not require the initial mechanical clearing of vegetation or land leveling. Only in the case of land being prepared for rice production will leveling be required for efficient flood-irrigation. The transformation of cattle pastures or poor agriculture in the Brazilian ‘Cerrado’ will begin with soil correction and soil tillage in preparation for planting of the first soybean or sugarcane crop. The process will then continue as described in the case above. Land productivity or crop yields will grow at high rates during the first three to five years of the transformation process and will then commence to stabilize and grow at marginal rates, at which point we consider the land developed. Since our inception we have put into production 96,906 hectares of undermanaged or underutilized farmland into croppable land.

(iii) Ongoing transformation of croppable land: The application of efficient and sustainable crop production technologies and best practices such as “no-till”, crop rotations, integrated pest and weed management and balanced fertilization, among others, incrementally increases soil quality and land productivity over time, maximizing return on invested capital and increasing the land value of our properties. Our entire farmland portfolio is constantly undergoing this phase of land transformation. During the 2010/2011 harvest year, we operated 120,460 hectares of developed farmland which were enhanced by the use of best productive practices and technology.

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

Our land transformation segment seeks not only to profit from crop and rice cultivation, but also from the opportunistic disposition of successfully transformed farmland. We strategically sell farms that have reached productive maturity with marginal potential for further productivity increases (years three to seven after commencing the land transformation process) to realize and monetize the capital gains arising from the land transformation process. Land transformation proceeds are in turn reinvested in the purchase of strategic farmland with potential for transformation and appreciation. The rotation of our land portfolio allows us to allocate capital efficiently. Since 2006 we have had a solid track record of selling farmland for highly profitable returns. During the last six years, we have sold 29,608 hectares of farm land, generating capital gains of approximately $104 million.

These capital gains are generated by three main factors:

(i) the acquisition of land at opportunistic prices below the market value or fair value of the land;

(ii) the land transformation and ongoing land transformation process described above enhances the productivity and profitability of land, ultimately increasing the value of the land; and

(iii) general market appreciation of land driven by increase in commodity prices and supply and demand dynamics in the land market. In this regard, during the last 30 years, since 1982, farmland prices in Argentina’s core production region have increased an average of 9.1% per year according to data published by Margenes Agropecuarios. The value of the farms we sold between 2006 and 2011, as well as our overall land portfolio, has been positively impacted by this external factor.

We believe we are one of the most active players in the land business in South America. During the last nine years, we have executed transactions for the purchase and sale of land for over $521 million. Our business development team is responsible for analyzing, selecting, acquiring and selling land. The team has gained extensive expertise in evaluating and acquiring farmland throughout South America, and has a solid understanding of the productivity potential of each region and of the potential for land transformation and appreciation. To date, the team has analyzed over 9.7 million hectares of farmland with a total value of approximately $13 billion. We have developed a methodology to analyze investment opportunities, taking into account price, transformation potential, productive model, financial projections, and investment requirements, among others. Our analysis also employs advanced information technology, including the use of satellite images, rain and temperature records, soil analyses, and topography and drainage maps. From time to time, we may leverage our favorable position in and knowledge of the land market to engage in opportunistic buying and selling transactions.

The following table sets forth our acquisitions and divestitures since our inception:

	Acquisition	Divestitures	Total Land Holdings
Year Ended December 31,	(In hectares)
2002	74,924	—	74,924
2003	—	—	74,924
2004	34,659	—	109,583
2005	22,103	—	131,686
2006	5,759	3,507	133,938
2007	113,893	8,714	239,117
2008	43,940	4,857	278,200
2009	—	5,005	273,195
2010	14,749	5,086	282,858
2011	13,003	2,439	293,423

Our Farms

Appraisal of Farms. In September 2011, in order to assess the market value of rural properties in Brazil, Argentina and Uruguay, we requested an appraisal by Cushman & Wakefield Argentina S.A., independent real estate valuation firm knowledgeable about the agriculture industry and the local real estate market. As part of these appraisals, the value of each of our properties was determined using the sales comparison approach taking into account current offerings and analyzed prices buyers had recently paid for comparable sites, adjusted for the differences between comparable properties and the subject property to arrive at an estimate of the value of the subject property. The major elements of comparison used to value the properties included the property rights conveyed, the financial terms incorporated into the transaction, the conditions or motivations surrounding the sale, changes in market conditions since the sale, the location of the real estate and the physical characteristics of the property.

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

Cushman & Wakefield has informed us their assessment of the market value of our farmland as of September 30, 2011. According to Cushman & Wakefield, the market value of our farmland totaled $899.1 million, out of which $764.9 million correspond to the market value of our farmland in Argentina and Uruguay, and the remaining $134.2 million correspond to the market value of our farmland in Brazil. These valuations are only intended to provide an indicative approximation of the market value of our farmland property as of September 30, 2011 based on then current market conditions. This information is subject to change based on a host of variables and market conditions.

Farm	State, Country	Gross Si (Hectares)	Current Use
El Meridiano	Buenos Aires, Argentina	6,302	Grains
Las Horquetas	Buenos Aires, Argentina	2,089	Grains & Cattle
San Carlos	Buenos Aires, Argentina	4,239	Grains
Santa Regina	Buenos Aires, Argentina	3,618	Grains
Huelen	La Pampa, Argentina	4,633	Grains

La Carolina	Santa Fe, Argentina	8,297	Grains & Cattle
El Orden	Santa Fe, Argentina	6,860	Grains & Cattle
La Rosa	Santa Fe, Argentina	4,087	Grains & Cattle
San Jose	Santa Fe, Argentina	7,630	Grains
San Joaquín	Santa Fe, Argentina	37,082	Rice, Grains & Cattle
Carmen	Santa Fe, Argentina	10,020	Grains
Abolengo	Santa Fe, Argentina	7,476	Grains
La Cañada (1)	San Luis, Argentina	3,400	Grains
Santa Lucia	Santiago del Estero, Argentina	17,495	Grains & Cattle
El Colorado	Santiago del Estero, Argentina	4,970	Grains
La Guarida	Santiago del Estero, Argentina	15,451	Grains & Cattle
La Garrucha	Salta, Argentina	3,607	Grains
Los Guayacanes	Salta, Argentina	7,241	Grains
Ombú	Formosa, Argentina	18,320	Grains & Cattle
Oscuro	Corrientes, Argentina	33,429	Rice, Grains & Cattle
Itá Caabó	Corrientes, Argentina	26,650	Rice, Grains & Cattle
San Agustín	Corrientes, Argentina	5,067	Rice, Grains & Cattle
Alto Alegre	Tocantins, Brazil	6,082	Grains & Cotton
Conquista	Tocantins, Brazil	4,325	Grains & Cotton
Lagoa de Oeste	Bahia, Brazil	1,132	Coffee
Palmeira	Bahia, Brazil	1,000	Coffee
Heloisa	Bahia, Brazil	800	Coffee
Mimoso	Bahia, Brazil	902	Coffee
Rio de Janeiro	Bahia, Brazil	10,012	Grains & Coffee
Bela Manhã	Mato Grosso do Sul, Brazil	381	Sugarcane
Ouro Verde	Mato Grosso do Sul, Brazil	683	Sugarcane
Don Fabrício	Mato Grosso do Sul, Brazil	3,304	Sugarcane
Takuarê	Mato Grosso do Sul, Brazil	490	Sugarcane
Agua Branca	Mato Grosso do Sul, Brazil	1,675	Sugarcane
Nossa Senhora Aparecida	Mato Grosso do Sul, Brazil	540	Sugarcane
Sapálio	Mato Grosso do Sul, Brazil	6,062	Sugarcane
Carmen (Agua Santa)	Mato Grosso do Sul, Brazil	146	Sugarcane
La Pecuaria	Duranzo, Uruguay	3,177	Grains
Doña Marina	Corrientes, Argentina	14,749	Rice

Total		293,423

(1)	Acquired in November 2011, not included in Cushman Report

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

We tend to be more open to leasing farmland for sugarcane production than for our farming businesses, where we own the majority of the land that we farm. We lease land for our sugarcane production primarily because leases in this sector are long term, lasting between one or two sugarcane cycles (with each cycle lasting generally 6 years), which allows us to implement and reap the productivity benefits of our land transformation strategies. Sugarcane lease payments are established in terms of tons of sugarcane per hectare, depending on the productivity of the land in terms of tons per hectare and sucrose content per hectare and also on the distance from the land to the mill. Sugarcane prices are based on the market value of the sugarcane set forth by the regulations of the State of Sao Paulo Sugarcane, Sugar and Alcohol Growers Counsel (Conselho dos Produtores de Cana-de-Açúcar, Açúcar e Álcool do Estado de Sao Paulo, or “Consecana”). Given the strategic location of our mills in the region and the inherent inefficiency of growing crops other than sugarcane in this region, we expect to be able to renew our leases for the sugarcane farmland with minimal issues.

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

Property, Plant and Equipment

In addition to our farmland, we also own the following principal industrial facilities:

Facility	Province, Country	Relevant Operational Data	Current Use
“Christophersen”	Santa Fe, Argentina	18,700 tons of storage capacity. 2,400 tons per day of drying capacity	Seedbed and stockpiling plant (1)

“La Lácteo”(2)	Cordoba, Argentina	250,000 liters per day processing capacity	Dairy processing facilities

“Semillero Itá Caabó”	Corrientes, Argentina		Rice genetic improvement program

“Molino San Agustín”	Corrientes, Argentina	Processing capacity of 3,500 tons of brown rice monthly, and husk rice drying capacity of 450 tons per day	Brown rice processing and drying plant

“Molino Ala — Mercedes”	Corrientes, Argentina	Installed capacity of 5,000 tons of white rice monthly, and husk rice drying capacity of 2,400 tons per day	Rice processing and drying plant

“Molino Ala — San Salvador”	Entre Ríos, Argentina	Installed capacity of 5,000 tons of white rice monthly, and husk rice drying capacity of 1,100 tons per day	Rice processing and drying plant

Molino Franck	Santa Fe, Argentina	Processing capacity of 5,300 tons of brown rice monthly, and husk rice drying capacity if 1,800 tons per day	Rice processing and drying plant

“Angélica Agroenergía”	Mato Grosso do Sul, Brazil	Installed milling capacity of 4.0 million tons of sugarcane annually, 330,000 tons of VHP sugar and over 220,000 cubic meters of ethanol, and over 250,000 MWh	Sugar and ethanol mill producing hydrated ethanol, anhydrous ethanol and VHP sugar. Sells energy to local network

“Usina Monte Alegre”	Monte Belo, Brazil	Present milling capacity of 1.2 million tons of sugarcane annually, 120,000 tons of VHP and white sugar and over 40,000 cubic meters of ethanol and 50,000 MWh	Sugar mill producing VHP and white sugar and hydrated ethanol. Sells energy to local network

(1)	Classification of wheat and soybean seeds.
(2)	Joint venture of which we own 50%.

For additional information regarding our property, plant and equipment, see Note 6 of the consolidated financial statements.

Customers

In 2011, our sales amounted to approximately $548.1 million. Sales to our ten largest customers represented approximately 53% of our net sales in the year ended December 31, 2011. Of these customers, our biggest three customers represented, in the aggregate, approximately 29% of our sales for the year ended December 31, 2011, and the remaining seven customers, in the aggregate, represented approximately 22% of our net sales in the course of that year.

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

2011/2012 Harvest Year	Brazil
Number of Mills(l)	440
Sugarcane crushed	568.8 million tons
Ethanol Production	22.9 billion liters
Sugar Production	36.9 million tons

Source: Ministry of Agriculture & CONAB

(1)	Based on Center-South region only.

With respect to farmland, there have historically been few companies competing to acquire and lease farmland for the purpose of benefiting from land appreciation and optimization of yields in different commercial activities. However, we believe that new companies, may become active players in the acquisition of farmland and the leasing of sown land, which would add competitors to the market in coming years.

Supplies and Suppliers

Our principal supplies for our farming business are seeds, fertilizers, pesticides and fuel, which represented, respectively, 12%, 15%, 14% and 4% of our total direct expenditures (including leasing cost) for supplies and services and were collectively 45% of our total expenditure for supplies in the farming business during 2011. Further, these supplies represented 17% of our total production cost in 2011. As we use direct sowing in 99% of our planted area, without requiring soil preparation, fuel represents only 12% of the direct cost of production.

Our principal supplies for our sugar, ethanol and energy business are diesel lubricants and fertilizers, which collectively represented 24% of our total expenditures incurred in the sugar, ethanol and energy business in 2011. Further, these supplies represented 24% of our total production cost in 2010. We have an extensive network of suppliers for each of our business segments and for each required input within each segment, resulting in lower reliance on any particular supplier. Our ten largest suppliers account for 21% of our total expenditures for supplies in 2011. While we value the relationships we have developed with each of our suppliers given the quality we have come to expect, we do not consider any single supplier to be key to our production.

We have been able to obtain lower prices particularly due to the volume that derives from our large-scale operations.

Seasonality

Our business activities are inherently seasonal. We generally harvest and sell our grains (corn, soybean, rice and sunflower) between February and August, with the exception of wheat, which is harvested from December to January.- Coffee and cotton are unique in that while both are typically harvested from June to August, they require processing which takes about two to three months. Sales in our dairy business segment tend to be more stable. However, milk production is generally higher during the fourth quarter, when the weather is more suitable for production. The sugarcane harvesting period typically begins in April/May and ends in November/December. This creates fluctuations in our sugarcane inventory, usually peaking in December to cover sales between crop harvests (i.e., January through April). As a result of the above factors, there may be significant variations in our financial results from one quarter to another. In addition our quarterly results may vary as a result of the effects of fluctuations in commodities prices, production yields and costs on the determination of changes in fair value of biological assets and agricultural produce. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies and Estimates—Biological Assets and Agricultural Produce.”

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

In regions where this model is not fully developed, we use a mixed system where we hire the most experienced contractors in the region and we also operate our own machinery. We promote the development of new contractors by providing training and selling them our used machinery. We also promote the movement of selected contractors from developed regions into new marginal regions by offering them an opportunity to grow their businesses. In other regions where there is no established contractor system or there is specific farmwork (rice land leveling for instance), we own 100% of the machinery. In our Sugar, Ethanol and Energy business, we own or lease and operate all the agricultural equipment and machinery needed for sugarcane planting and harvesting operations. Our main goal is to achieve high-quality farmwork, both when selecting any contractor or when using our own machinery. In Brazil we partially employ the contractor model only for specific tasks such as grain harvesting, land leveling, and aerial spraying among others.

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

Our sugarcane harvesting is 87% mechanized, which has significantly improved productivity while simultaneously reducing operating costs. We have modern facilities in the sugar and ethanol business including advanced sugar and ethanol mills with high-pressure boilers and that achieve one of the highest ratios of energy produced per ton of cane milled, according to the Cane Technology Center Benchmark program. Our Angélica sugar plant was the first continuously operative facility in Brazil, requiring no production stoppages between sugar batches.

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

“No-till” farming avoids these negative effects by excluding the use of tillage. The “no-till” technology consists of leaving crop plant residues on the surface of the soil after harvesting a crop. These residues form a mulch or permanent cover protecting the soil from erosion risks caused by heavy rains and strong winds. This protective cover also helps natural precipitation and irrigation water infiltrate the soil effectively and decreases water loss from evaporation. Fewer tillage passes help prevent soil compaction, allowing the soil to absorb more water and roots to grow deeper into the soil. Furthermore, “no-till” reduces the emergence of weeds and enhances biological processes that positively impact soil properties, conserving and even improving the presence of organic matter and microorganisms and associated nutrients (nitrogen, phosphorous, etc).

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

Crop Rotation

Crop rotation is the practice of growing a series of dissimilar types of crops in the same area in sequential seasons. Crop rotation allows us to better control the buildup of harmful weeds and reduces the incidence of plagues and diseases that often occur when the same commodity is continuously cropped. Crop rotation also allows us to balance the fertility demands of various crops to avoid the excessive depletion of soil nutrients, contributing to a more efficient use of fertilizers and a sustainable use of herbicides and pesticides. Crop rotation results in increased yields and reduced production costs, providing a high rate of return. Our crop rotation model is tailored to each of our farming regions based on climatic and soil conditions. For example, in Argentina’s Humid Pampas, our three-year crop rotation cycle involves the planting of a wheat crop followed by a soybean double-crop in the first year, a corn crop in the second year, and a soybean crop in the third year. In Brazil, we pursue a six-year crop rotation cycle whereby we plant the following crop sequence: corn, cotton, soybeans, cotton, soybeans and cotton.

Second Harvest — Double Cropping

Second harvest, also known as “double cropping”, is the practice of consecutively producing two crops on the same land within the same growing year. Double cropping is possible only in regions with long growing seasons, which is determined mainly by climate conditions such as rain and temperature. Double cropping allows us to increase the profitability of our land, diversify our production and commercial risk and enhance operational efficiencies through a better utilization of machinery, freight, labor and other resources, resulting in a dilution of our fixed costs. Double cropping has important agronomical advantages as well, such as having crops on the land for a longer period of time, which, enhanced by “no-till” and crop rotation practices results in the improvement of the physical and chemical properties of the soil in the long term. We implement and adapt different double cropping systems for each of our productive regions in Argentina and Uruguay, with the most frequent being wheat/soybean, wheat/corn, sunflower/soybean, corn/soybean and sunflower/corn.

Integrated Pest Management (IPM)

Integrated pest management (“IPM”) involves a deep analysis of agronomical, economical and environmental aspects with the goal of determining the most efficient use of pesticides. It simultaneously achieves two main goals: (i) enhancing crop productivity and (ii) decreasing the risk of agrochemical contamination. The first stage of IPM is to train the people who will be involved in pesticide usage. The pesticide to be applied is selected considering local regulations (only locally approved pesticides are used) and the minimum resulting environmental risks due to its chemical classification. Additionally, when selecting biotechnologically developed crops, we evaluate the potential reduction of pesticide uses that may be achieved. The doses of pesticides are defined by vendor recommendations and adjusted through agronomical expertise (specific to a crop and a pest). The timing of pesticide application is based on economic threshold that takes into account the crop situation (growing stage, climate conditions), the potential damage of the pest (type, population, growing stage), the presence of “beneficial” pests, and finally, the price relationship between grains and pesticides. We also use biological pest controls by breeding and releasing natural enemies of the relevant pest, as is the case with the borer plague in sugarcane. The relevance of the pest is measured by implementing specific scouting methodologies, which are adapted to large-scale farming. Scouting is carried out by trained employees who supervise all the fields on a weekly basis. The pesticide doses are applied by high-tech machinery, the majority of which is outsourced. IPM machinery is accurately calibrated to increase its application efficiency and to reduce any potential contamination risk. Climate conditions are taken into account, as well, in determining the optimal timing for spraying, to avoid drifting, evaporation and leakage risks.

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

Mechanization

We incorporate all available mechanization technology into our business that is cost-effective. We believe that by employing mechanization technology we improve our operating efficiency and are better able to reach desired economies of scale in our operations. Mechanization also enables us to adopt new associated technologies faster and hastens our development efforts. In our farming business, we are using cutting-edge mechanized technology for planting, spraying, harvesting and irrigating and for soil preparation and management. We also employ advanced mechanization technology in our logistics and product processing operations, including transportation, drying operations and grain sorting and storage. We are in the process of developing mechanization technology to benefit our other businesses, such as coffee and sugarcane planting, which traditionally have not benefitted from such mechanization.

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

Additionally, in some regions where biodiversity matters are relevant, we are implementing biodiversity management plans, which mainly consists of periodically monitoring flora and fauna, detecting significant variations of their populations, and proposing measures to reduce any potential threats to local species. As a result of this, we are implementing some practices such as prohibiting hunting on our farms in Argentina, developing environmental private protection areas (where natural vegetation is protected by implementing sustainable production practices). As environmental matters require specific expertise and an understanding of complex relationships, we are entering into cooperative arrangements and agreements with educational institutions, such as the Faculty of Natural and Exact Sciences of the University of Buenos Aires (Facultad de Ciencias Exactas y Naturales de la Universidad de Buenos Aires, Argentina). We are also developing relationships with well recognized environmental non-governmental organizations, such as The Nature Conservancy.

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

As part of our best practices programs, we are in the process of developing a certification process to achieve carbon credits from bagasse cogeneration at our Angélica and UMA sugarcane mills in Brazil. The pre-feasibility assessment was carried out using the methodologies of Clean Development Mechanism (“CDM”) of the United Nations, and delivered a potential reduction of approximately 300 thousands tons of CO2 during seven years. We are also evaluating bio-gas production from manure in our free-stall dairy operation in Argentina as another emissions reduction program. In that regard, we received a grant from Sustainable Energy and Climate Change Initiative from Inter-American Development Bank (SECCI) in order to carry out a pre-feasibility assessment. This project is currently under development and it plans to consider the potential of capturing methane gas from adequately managed manure of dairy cows, which could be used to co-generate electricity. This emission reduction could also generate extra income from carbon credits under the CDM program. At UMA, we have implemented a pilot plant that produces biogas from vinasse, developed in partnership with Efficiencia, a subsidiary of Companhia Energética de Minas Gerais (“CEMIG”). The technology developed during this project will allow us to generate additional energy from vinasse while maintaining the fertilizer recycling potential of UMA.

Social Programs

Apart from complying with local labor regulations, we seek to promote the personal and professional development of our employees by offering them an adequate working environment with proper health and safety protections. We aim to develop a transparent relationship with local authorities. Finally, one of our main goals is to contribute positively to the social development of the communities in which we operate, creating new jobs, preserving the environment, providing training opportunities through our internship program and assisting with social development. In order to implement our social development programs, we analyze the areas in which we operate with the highest impact, education and poverty rates, possible alliances with other social actors, and potential synergies with local government programs. In addition to social development programs, we contribute to community organizations in each area where we operate, such as hospitals, schools, daycare centers and fire stations, among others. We also have a voluntary matching program where each donation from our employees is matched two times by Adecoagro.

Education

Our sugarcane and rice operations have a very important economic impact in the communities where we are located, and we have developed a Social Action Program in the various municipalities. In 2005, we commenced a partnership with Cimientos in Corrientes and Santa Fe in Argentina, through which we have awarded 26 educational programs in 36 urban and rural schools located close to our rice operations. Cimientos is a non-profit organization that promotes equal educational opportunities for children and youth from low income families in Argentina.

Additionally, we have partnered with Fundação Bradesco in Mato Grosso do Sul, Brazil, working with the local municipalities of Angélica and Ivinhema to re-train teachers at their schools, aiming to improve the performance of public schools to a level of regional excellence. In addition, our technical teams, such as our Sugar & Ethanol Environmental Team, hold regular seminars at local schools where they promote the participation of students in environmental related projects, such as the reforestation efforts at the Angélica mill site. In addition, our employees perform educational volunteer work at several local institutions and non-governmental organizations.

Nutrition

In Argentina, we work in partnership with Conin Foundation, which fights malnourishment in children, dealing with malnutrition in an integral way and focusing its actions in three main aspects: education, assistance and research. In 2011, we donated nearly 12 tons of powdered milk and one ton of processed rice. We also work in partnership with the Argentine Food Bank Network, to whom we are currently donating approximately 100 tons of processed rice. This network operates in 15 cities and is a nonprofit distribution enterprise that serves the community by acquiring donated food and making it available to people who are hungry through a network of community agencies. These agencies include school feeding programs, food pantries, soup kitchens, hospices, substance abuse clinics, after-school programs and other nonprofit organizations. Additionally, we have been contributing food to Solidagro, an alliance between rural corporate institutions and civic organizations that seek to solve famine and malnutrition problems, since 2007. We are also collaborating with selected soup kitchen initiatives such as Caritas Christophersen, San Gregorio Foundation and Mercedes City Soup Kitchen.

In Brazil, we support various local schools, daycare centers, homes for the elderly, and APAEs (local associations supporting the seriously handicapped in the community) through sugar donations. Due to these initiatives, UMA was certified by the ABRINQ Foundation as a Child Friendly Enterprise.

Internship Program

The purpose of our internship program is to promote the development of highly qualified professionals for the community by providing first-time work experience, good quality training and access to highly technology-oriented operations. We seek to facilitate interns’ future access to the job market while detecting potential key employees. The interns actively participate in the TAG training program which includes monthly technical meetings, external training and farm tours. In order to accomplish these goals we promote institutional relationships with local and international universities and high schools. Over 250 interns have participated in our program during the last 9 years, of which 55 were subsequently incorporated into our teams.

Material Agreements

For a description of the material agreements relating to our indebtedness, please see “Item 5.—Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness and Financial Instruments.”

Argentina

Agreement with Quickfood S.A.

Until December 2009, we owned approximately 58,348 head of cattle — other than our cattle used for the production of raw milk — which we fattened for sale to meat processors and in local livestock auction markets. Our cattle business primarily consisted of beef fattening activities during the year ended December 31, 2009. In December 2009, we strategically decided to sell substantially all of our cattle herd — other than our cattle used for the production of raw milk — to Quickfood, an Argentine company listed on the Buenos Aires Stock Exchange that is a subsidiary of the Brazilian company Marfrig, for a purchase price of $14.2 million. The transaction contemplated the sale of 55,543 head of cattle, certain equipment related thereto and the trademark “Pilagá” for certain international classes. In addition, we agreed to lease Quickfood (i) approximately 74,000 hectares of grazing land located in the Argentine provinces of Corrientes, Formosa, Santa Fe and Santiago del Estero, under an operating lease agreement for an annual price equal to the equivalent in Argentine Pesos of 30 kilograms of meat per hectare, calculated in accordance with the Steer Index of the Liniers Market (INML), for a period of 10 years, renewable by the parties; and (ii) two feed lots located in the provinces of Corrientes and Santa Fe, Argentina, for an annual price of $25,000 each. As required by antitrust law, we reported this transaction to the CNDC. The CNDC’s administrative approval of the transaction is pending. We do not believe that the CNDC will object to the form and substance of the transaction. In March, 2011, we authorized Quickfood to sublease approximately 27,000 hectares to Equity Trust Company Argentina S.A. as trustee for the trust Fideicomiso Financiero Ganadero Cría I. Notwithstanding such sublease, the duties and obligations of Quickfood under the original lease agreement remain unchanged.

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

Brazil

Sugar Sale Agreement

On March 23, 2010, Angélica entered into a Sugar Sales Agreement with Bunge that was later amended on June 17, 2010. Under this agreement, Angélica would sell Bunge a total amount of 230,000 metric tons of Brazilian VHP (very high polarization) raw sugar which was delivered throughout 2010 and 2011. The term of the agreement is for two crop years, beginning in 2010/2011 and ending in 2011/2012. For each crop year, the price shall be fixed by Angélica or as agreed to by the parties in reference to the NY11 futures contract prices for any specific month and the degree of polarization, less certain defined delivery. Deliveries are to take place between July and January of each crop year.

On January 11, 2011, Angélica entered into a Sugar Sales Agreement with Louis Dreyfus Commodities Suisse S.A. Under this agreement, Angélica sold to Dreyfus a total amount of 35,000 metric tons of Brazilian VHP (very high polarization) raw sugar which was delivered between May and July of 2011 in the port of Paranagua. The price was fixed by Angélica and agreed to by the parties in reference to the NY11 futures contract price for any specific month and degree of polarization, less certain defined delivery costs. These sales totaled $26.4 million in 2011

Electric Energy Agreements

In the beginning of 2009, UMA entered into a 10-year agreement for the sale of energy to CEMIG, under which UMA sells to CEMIG 9 MW of energy (approximately 52,704 MWh) during the harvest periods each year (May to November of each year) at a rate of R$184.15 per megawatt hour. As of December 31, 2010, UMA had received R$8 million under this agreement corresponding to the full contractual supply. The above-mentioned rate is adjusted annually to account for inflation and tariff discounts.

Angélica entered into an agreement under which Angélica supplies energy to CCEE. This agreement is a result of a public auction promoted by the Brazilian federal government, carries a term of 15 years, and involves Angélica supplying CCEE with 87,600 MWh annually during the harvest periods each year (May to November), at a rate of R$180.26 per megawatt hour. The agreement sets forth annual fixed revenues for Angélica of R$13.8 million, adjusted annually to account for inflation. As of December 31, 2010 Angélica had received R$9.8 million under this agreement.

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

As of December 31, 2011, our corporate group owned 49 trademarks registered with the Argentine National Intellectual Property Institute and had 8 trademarks in the process of registration. Also, Adeco Brasil and UMA owned 7 trademarks registered with the Brazilian National Industrial Property Institute (“INPI”), and had submitted 17 trademark registration requests, all of which are currently being challenged by third parties or were initially denied by INPI. In addition, Adeco Agropecuária Brasil S.A. had submitted one trademark registration request for rice.

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

Regulation and Control of Agri-Food Production in Argentina

The National Office of Agricultural Commerce Control (Oficina Nacional de Control Comercial Agropecuario, or “ONCCA”) created on November 27, 1996, as a decentralized entity of the Ministry of Agriculture was the agency responsible for controlling the commercialization and manufacturing of agricultural livestock, meat and dairy products in Argentina.

As of February 25th, 2011 the ONCCA was dissolved pursuant to Decree No. 192/2011. The faculties previously held by the ONCCA have been transferred to the Ministry of Agriculture and to a new entity incorporated (Unidad de Coordinacion y Evaluacion de Subsidios al Consumo Interno) by means of Decree No. 193/2011, intended exclusively for the protection and promotion of activities and granting subsidies. As a result, the Ministry of Agriculture is the enforcement authority of the decrees issued by the ONCCA and is in charge of monitoring the agricultural compliance with the commercialization regulations. Furthermore, the new entity integrated by Ministers and officials from the Ministry of Economy, Ministry Agriculture and Industry and the AFIP will be responsible for the administration, allocation and payment of subsidies to wheat, corn and soybean, and will be in charge of the registry for the export of cattle.

Under applicable regulations, all persons involved in the commercialization and manufacturing of grains and dairy products must be registered with the National Registry of Operators of the Commercial Agri-Food Chain (Registro Único de Operadores de la Cadena Comercial Agropecuaria Alimentaria, or “RUO”), which provides for registration of any individual or company involved in the trade and industrialization of agri-food products in the markets for grains, livestock and dairy products and their by-products and/or derivatives. This registration must be renewed each year. Grain producers must stock grains at facilities and must keep a record of the grain stock stored at such facilities. Failure to register with the RUO, or cancellation of such registration, will lead to requirements that the operator cease its operating activities and closure its facilities.

In the event of a violation of any of the applicable regulations, sanctions may be imposed, including fines and suspension or cancellation of the registration, which would result in the immediate cessation of activities and closure of facilities.

C. ORGANIZATIONAL STRUCTURE

Corporate Structure

As of December 31, 2011, we hold approximately 98.6% of the interests in IFH, which, directly and indirectly, owns approximately 100% of the outstanding interests in Adecoagro LP, a holding company with operating subsidiaries owning farmland and facilities throughout Argentina, Brazil and Uruguay. A few of the existing shareholders prior to our IPO own a 1.4% stake in IFH, with a de minimis remaining interest owned by Ona Ltd., our substantially wholly-owned subsidiary. We are a corporation organized under the laws of the Grand Duchy of Luxembourg under the form of a société anonyme and were formed as a holding company for the purpose, among others, of facilitating an IPO of common shares. Prior to the IPO, IFH completed certain reorganization transactions, which we refer to as the “Reorganization”, and became our majority-owned subsidiary.

As of December 31, 2011, our principal shareholders were Quantum Partners LP (Soros Fund Management LLC serves as principal investment adviser to Quantum Partners LP), HBK Master Fund LP, Al Gharrafa Investment Company, and Stichting Pensioenfonds Zorg en Welzijn. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

For a diagrame of our Organizational structure as of December 31, 2011, please see “ Item 4. Information of the Company – A.HISTORY AND DEVELOPMENT OF THE COMPANY. History”

During 2011, Adecoagro contributed the IPO net proceeds in IFH LP, increasing its interest to 98.64%.

During March, 2012, we issued 696,618 shares to certain limited partners of IFH in exchange for their residual interest in IFH, totaling 0.57230%, thereby increasing our interest in IFH to 99.2%.

D. PROPERTY, PLANTS AND EQUIPMENT

See “—B. Business Overview—Land Transformation—Our Farms”; “—Property, Plant and Equipment.”

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

Overview

We are engaged in agricultural, manufacturing and land transformation activities. Our agricultural activities consist of harvesting certain agricultural products, including crops (soybeans, corn, wheat, etc.), rough rice, coffee and sugarcane, for sale to third parties and for internal use as inputs in our various manufacturing processes, and producing raw milk. Our manufacturing activities consist of (i) selling manufactured products, including processed rice, sugar, ethanol and energy, among others, and (ii) providing services, such as grain warehousing and conditioning and handling and drying services, among others. Our land transformation activities consist of the acquisition of farmlands or businesses with underdeveloped or underutilized agricultural land and implementing production technology and agricultural best practices to enhance yields and increase the value of the land. Please see also “—Risks Related to Argentina—Argentina law concerning foreign ownership of rural properties may adversely affect our results of operations and future investments in rural properties in Argentina” and “—Risks Related to Brazil— Recent changes in Brazilian rules concerning foreign investment in rural properties may adversely affect our investments.”

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

Segment	Agricultural Product	Manufactured Product & Services Rendered
Crops	Soybean Corn Wheat Sunflower Cotton	Grain drying & conditioning

Rice	Rough rice	White rice & brown rice

Dairy	Raw milk	Processed milk, and dairy products

Coffee	Coffee	—

Cattle	Head or kilograms of cattle	Land leasing

Sugar, Ethanol and Energy	Sugarcane	Sugar, Ethanol and Energy

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

Trends and Factors Affecting Our Results of Operations

Our results of operations have been influenced and will continue to be influenced by the following factors:

(i) Effects of Yield Fluctuations

The occurrence of severe adverse weather conditions, especially droughts, hail, floods or frost, are unpredictable and may have a potentially devastating impact on agricultural production and may otherwise adversely affect the supply and prices of the agricultural commodities that we sell and use in our business. The effects of severe adverse weather conditions may also reduce yields at our farms. Yields may also be affected by plague, disease or weed infection and execution problems. Commencing during the middle of 2008 and lasting until the middle of 2009, the countries in which we operate suffered one of the worst droughts of the last 50 to 70 years, which resulted in a reduction of approximately 15.0% to 40.0% in our yields, depending on the affected commodity, compared with our historical averages. These yield reductions directly impacted the yields of our Crops segment, which is reflected in the line item “Initial recognition and changes in fair value of biological assets and agricultural produce” of the statement of income. The average expected yields for the 2008/2009 harvest for crops before the drought were 2.5 tons per hectare for soybean and 7.7 tons per hectare for corn. The actual yields following the drought were 1.5 tons per hectare for soybean and 5.5 tons per hectare for corn, which generated a decrease in initial recognition and changes in fair value of biological assets and agricultural produce in respect of soybeans, corn and the remaining crops of $13.0 million, $3.1 million and $0.3 million, respectively, for the year ended December 31, 2009.

The average expected yield for the 2008/2009 harvest for rice before the drought was 6.7 tons per hectare. The actual yield for the 2008/2009 harvest following the drought was 5.5 tons per hectare, which generated a decrease in initial recognition and changes in fair value of biological assets and agricultural produce of $4.2 million for the year ended December 31, 2009.

The following table sets forth our average crop, rice and sugarcane yields for the periods indicated:

				% Change
	2010/2011 Harvest Year	2009/2010 Harvest Year	2008/2009 Harvest Year	2009/2010 - 2010/2011	2008/2009 - 2009/2010
Corn	5.4	5.9	5.5	(8.9%)	7.2%
Soybean	2.6	3.1	1.5	(17.3%)	112.5%
Soybean (second harvest)	1.6	1.9	1.6	(17.8%)	21.3%
Cotton	2.7	2.5	2.9	7.4%	(13.9%)
Wheat	3.3	2.3	2.4	42.6%	(4.5%)
Rice	6.2	5.1	5.5	23.5%	(8.1%)
Coffee	2.0	1.8	1.5	7.7%	20.0%
Sugarcane	75.6	96.1	93.4	(21.4%)	3.3%

Rain levels have normalized, in general, for the 2009/2010 and 2010/2011 harvest, generating a recovery of yields. The low level of rains between September and December 2011, mainly in the Humid Pampas region, affected our expected yields for corn for the 2011/2012 season.

(ii) Effects of Fluctuations in Production Costs

During the last three years, we have experienced fluctuations in our production costs. The primary reason is the fluctuation in the costs of (i) fertilizers, (ii) agrochemicals, (iii) seeds, (iv) fuel and (v) farm leases. The use of advanced technology, however, allowed us to increase our efficiency, in large part mitigating the fluctuations in production costs. Some examples of how the implementation of production technology has allowed us to increase our efficiency and reduce our costs include using no-till (also known as “direct sowing”, which involves farming without the use of tillage, leaving plant residues on the soil to form a protective cover which positively impacts costs, yields and the soil (see “Item 4. Information on the Company—B. Business Overview—Technology and Best Practices—No-Till”)), crop rotation, second harvest in one year, integrated pest management, and balanced fertilization techniques to increase the productive efficiency in our farmland. Increased mechanization of harvesting and planting operations in our sugarcane plantations and utilization of modern, high pressure boilers in our sugar and ethanol mills has also yielded higher rates of energy production per ton of sugarcane.

(iii) Effects of Fluctuations in Commodities Prices

Commodity prices have historically experienced substantial fluctuations. For example, based on Chicago Board of Trade (“CBOT”) data, from January 3, 2011 to December 31, 2011, corn prices increased by approximately 4.2%, wheat prices decreased by approximately 19.0% and soybean prices decreased nearly 12.5%. Also, between January 3, 2011 and March 25, 2011, ethanol prices increased by 49.0% and between March 25, 2011 and December 30, 2011 decreased by 32.1%, according to ESALQ data. Sugar prices decreased by 27.5% during 2011, 2011 but 2011 average price increased 22.2% when compared to 2010 average price according to Intercontinental Exchange of New York (“ICE-NY”) data. Commodity price fluctuations impact our statement of income as follows:

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

(iv) Fiscal Year and Harvest Year

Our fiscal year begins on January 1 and ends on December 31 of each year. However, our production is based on the harvest year for each of our crops and rice. A harvest year varies according to the crop or rice plant and to the climate in which it is grown. Due to the geographic diversity of our farms, the planting period for a given crop or rice may start earlier on one farm than on another, causing differences for their respective harvesting periods. The presentation of production volume (tons) and production area (hectares) in this annual report in respect of the harvest years for each of our crops and rice starts with the first day of the planting period at the first farm to start planting in that harvest year to the last day of the harvesting period of the crop, rice or coffee planting on the last farm to finish harvesting that harvest year.

Production area for cattle is presented on a harvest year basis, as land used for cattle operations is linked to our farming operations and use of farmland during a harvest year, while production volumes for dairy and cattle are presented on a fiscal year basis. On the other hand, production volume and production area in our sugar, ethanol and energy business are presented on a fiscal year basis.

The financial results in respect of all of our products are presented on a fiscal year basis. See “Item 4. Information on the Company—B. Business Overview.”

(v) Effects of Fluctuations of the Production Area

Our results of operations also depend on the size of the production area. The size of our own and leased area devoted to crop, rice, coffee and sugarcane production fluctuates from period to period in connection with the purchase and development of new farmland, the sale of developed farmland, the lease of new farmland and the termination of existing farmland lease agreements. Lease agreements are usually settled following the harvest season, from July to June in crops and rice, and from May to April in sugarcane. The length of the lease agreements are usually one year for crops, one to five years for rice and five to six years for sugarcane. Regarding crops, the production area can be planted and harvested one or two times per year. As an example, wheat can be planted in July and harvested in December. Right after its harvest, soybean can be planted in the same area and harvested in April. As a result, planted and harvested area can exceed the production area during one year. Regarding sugarcane and coffee, the production area can exceed the harvested area in one year. Grown sugarcane can be left in the fields and then harvested the following year. Coffee trees are pruned from time to time, in which case they do not produce beans and accordingly, are not harvested the following year. The increase in rice production area of 2011 is mainly driven by the transformation of undeveloped/undermanaged own land that was put into production. The decrease in crop production area in 2011 is mainly driven by a reduction of leased land during this year. The increase in sugar, ethanol and energy production area in 2011 is explained by an increase in leased hectares during this year.

The following table sets forth the fluctuations in the production area for the periods indicated:

	Year ended December 31,
	2011	2010	2009
		Hectares
Crops	127,436	134,562	104,986
Rice	27,542	18,142	17,258
Coffee	1,632	1,632	1,632
Sugar, Ethanol and Energy	65,308	53,799	49,470

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

As of December 30, 2011, the Peso-U.S. dollar exchange rate was Ps.4.30 per U.S. dollar as compared to Ps. 3.97 and Ps.3.80 per U.S. dollar as of December 31, 2010 and 2009, respectively. As of December 30, 2011, the Real-U.S. dollar exchange rate was R$1.86 per U.S. dollar as compared to R$1.65 and R$1.74 per U.S. dollar as of December 31, 2010 and 2009, respectively.

The following graph shows the Real-U.S. dollar rate of exchange for the periods indicated:

Our principal foreign currency fluctuation risk involves changes in the value of the Real relative to the U.S. dollar. Periodically, we evaluate our exposure and consider opportunities to mitigate the effects of currency fluctuations by entering into currency forward contracts and other hedging instruments. As of December 31, 2011, the Company was committed to sell approximately $74.0 million Dollars during 2012 at R$1.81 per U.S. dollar.

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

(xii) Capital Expenditures and Other Investments

Our capital expenditures during the last three years consisted mainly of expenses related to (i) acquiring land, (ii) transforming and increasing the productivity of our land, (iii) planting non-current sugarcane and coffee and (iv) expanding and upgrading our production facilities. Our capital expenditures incurred in connection with such activities were $138.6 million for the year ended December 31, 2009, $130.6 million for the year ended December 31, 2010 and $165.3 million for the year ended December 2011. See also “—Capital Expenditure Commitments.”

(xiii) Effects of Corporate Taxes on Our Income

We are subject to a variety of taxes on our results of operations. The following table shows the income tax rates in effect for 2011 in each of the countries in which we operate:

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

We account for agricultural produce after harvest as inventory, as further described below.

The following table sets forth the way in which we value biological assets and agricultural produce for each of our principal products:

Biological Asset
	No significant biological growth	Significant biological growth	Agricultural Produce	Manufactured Product
Crops	Crop from planting through approximately 60 days	Crop, approximately 60 days after planting up to the moment of harvest (total period of approximately 3 to 5 months).	Harvested crop (soybean, corn, wheat, etc.)	N/A

Rice	Rice plant from planting through approximately 60 days	Rice plant, approximately 60 days after planting up to the moment of harvest (total period of approximately 3 to 4 months).	Harvested rough rice	Processed Rice

Coffee	Coffee tree from planting through approximately 18 months	Coffee tree, approximately 18 months after planting until exhausted in 15-20 harvests (total period of approximately 16 years).	Harvested coffee	Coffee

Dairy	Dairy cow is considered a biological asset from birth/purchase to death or sale.		Raw milk	Processed milk and dairy products

Cattle	Beef cattle are considered a biological asset from birth/purchase to death or sale.		N/A	N/A

Sugar, ethanol and energy	Sugarcane from planting through approximately 30 days	Sugarcane, approximately 30 days after planting until exhausted in 5-6 harvests (total period of approximately 5.5 years).	Sugarcane	Sugar, ethanol and energy

VALUATION CRITERIA	Cost, which approximates fair value less accumulated impairment losses, if any. For dairy and cattle, fair value less estimated cost to sell.	Fair value (using discounted cash flow valuation) less cost to sell.	Net realizable value, except for rough rice and milk which are valued at cost.	Cost

Gains and losses that arise from measuring biological assets at fair value less selling costs and measuring agricultural produce at the point of harvest at fair value less selling costs are recognized in the statement of income in the period in which they arise as “Initial recognition and changes in fair value of biological assets and agricultural produce.” We value our inventories of agricultural produce after harvest at net realizable value, except for rough rice, which is valued at cost.

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

As of December 31, 2011, the impact of a reasonable 10% increase (decrease) in estimated market prices, with all other variables held constant, would result in an increase (decrease) in the fair value of our plantations less cost to sell of $43.7 million for sugarcane, $15.7 million for coffee, $1.8 million for crops and $3.1 million for rice. As of December 31, 2011, the impact of a reasonable 10% increase (decrease) in estimated costs, with all other variables held constant, would result in a increase (decrease) in the fair value of our plantations less cost to sell of $30.7 million for sugarcane, $8.8 million for coffee, $1.9 million for crops and $2.4 million for rice. As of December 31, 2011, the impact of a reasonable 5% increase (decrease) in estimated yields, with all other variables held constant, would result in an increase (decrease) in the fair value of our plantations less cost to sell of $15.9 million for sugarcane and $4.9 million for coffee. As of December 31, 2011, the impact of a reasonable 20% increase (decrease) in estimated yields, with all other variables held constant, would result in an increase (decrease) in the fair value of our plantations less cost to sell of $3.0 million for crops and $5.7 million for rice. As of December 31, 2011, the impact of a reasonable 100 basic points increase (decrease) in discount rates, with all other variables held constant, would result in an increase (decrease) in the fair value of our plantations less cost to sell of $2.8 million for sugarcane and $1.5 million for coffee.

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

The valuation models and their assumptions are reviewed annually, or quarterly if warranted, and, if necessary, adjusted. During the year ended December 31, 2009, we made no changes to the methodology of the models. During the year ended December 31, 2010, new information has been gained and accordingly we introduced an adjustment to the valuation model for sugarcane. Projected revenues are now calculated based on the average of daily prices for sugar future contracts (Sugar # 11 ICE-NY contract) during the six-month period ended at period end rather than the single price for sugar future contracts at year end used during 2009. We determined that the use of 6-month average of daily prices of future contracts was a more appropriate estimate for price inputs in the valuation model than the single price for sugar future contracts at period-end, as it would mitigate any additional variability that a single-day price may have on the sugarcane valuation model and was necessary to properly measure the fair value of the related biological assets given changes in market conditions in 2010. The effect of this change in the valuation model recognized in the line item “Initial recognition and changes in fair value of biological assets and agricultural produce” was an increase in the loss before income tax for $90.9 million for the year ended December 31, 2010. During the year ended December 31, 2011, we made no changes to the models and assumptions.

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

Due to the characteristics of our investments in Argentina and Uruguay, we tested all of our cash generating units (“CGUs”) based on a fair value less costs-to-sell model. In using this model, we applied the “sales comparison approach” as the method of valuing most properties. This approach is based on the theory that the fair value of a property is directly related to the selling prices of similar properties. The fair value of farmland property is the amount of money we would realize if it were sold at arm’s length by a willing seller to a willing buyer. We base the values of our farmland on the lands’ productive capability (the ability of the land to produce crops and/or maintain livestock) and other factors such as climate and location. Farmland ratings are established by considering such factors as soil texture and quality, yields, topography, drainage and rain levels. Farmland may contain farm outbuildings, which include any improvement or structure that is used for farming operations, and are valued based on their size, age and design. Based on the factors described above, we assign each farm property a different soil classification for the purposes of establishing a value. Soil classifications quantify the factors that contribute to the agricultural capability of the soil. Soil classifications range from the most productive to the least productive. We refer to Note 4 to the consolidated financial statements for a detailed description of amounts tested. Based on the testing performed, we determined that none of the CGUs, with or without allocated goodwill, were impaired as of December 31, 2011, 2010 and 2009. For our investments in Brazil, we tested all CGUs based on a value-in-use model. In performing the value-in-use calculation, we applied pre-tax rates to discount the future pre-tax cash flows. We made key assumptions based on our past experience and we believe they are consistent with relevant external sources of information, such as appropriate market data. See Note 4 to our consolidated financial statements for further details.

We based our discount rates on the risk-free rate for U.S. government bonds, adjusted for a risk premium to reflect the increased risk of investing in South America and Brazil in particular. As of December 31, 2011, the discount rate used for Brazil was 8.9%. We refer to Note 4 to the consolidated financial statements for a detailed description of amounts tested. Based on the testing performed we determined that none of the CGUs, with and without allocated goodwill, were impaired as of December 31 2011, 2010 and 2009. A reasonably possible change of 10% in the key assumptions used to determine the projections (excluding discount rates) would have had no effect on the goodwill impairment testing results for any of the years presented. The base case was then stress-tested using a zero growth assumption and continued to show no impairment. A reasonably possible change of 1% in the perpetuity growth rates would have had no effect on the goodwill impairment testing results. A reasonably possible change of 1% in the discount rates would have had no effect on the goodwill impairment testing results.

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

Income Taxes

Adecoagro is a société anonyme (public company limited by shares) organized under the laws of the Grand Duchy of Luxembourg. We believe that Adecoagro’s corporate structure is organized in a form that will meet substantially all of the requirements provided for by Luxembourg law to benefit from the participation exemption regime, and we have not received an objection, nor any indication to the contrary, from the relevant Luxembourg tax authorities, to whom the proposed structure has been disclosed. Accordingly, Adecoagro believes that it can rely on the participation exemption from tax on income pursuant to the laws of Luxembourg. Our operating subsidiaries in Argentina, Brazil and Uruguay are subject to income taxes. We do not prepare or file a consolidated income tax return. Each operating subsidiary prepares and files its respective income tax returns based on the applicable tax legislation in the country in which the subsidiary operates. There are many transactions and calculations for which the ultimate tax determination is uncertain. We recognize liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact our current and deferred income tax assets and liabilities in the period in which such determination is made.

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

•	Our Rice segment consists of planting, harvesting, processing and marketing of rice.

•	Our Dairy segment consists of the production and sale of raw milk, which is processed into manufactured products and marketed through our joint venture with Grupo La Lácteo.

•	Our Coffee segment consists of cultivating coffee and marketing our own coffee production.

•	Our Cattle segment consists of purchasing and fattening beef cattle for sale to meat processors and in local livestock auction markets and leasing land.

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

	Year Ended December 31,
	2011	2010	2009
Sales	( In thousands of $)
Farming Business	270,766	197,741	216,016
Crops	147,946	108,162	92,029
Soybean(l)	61,385	64,890	44,116
Corn	42,959	23,968	14,654
Wheat	24,232	7,939	10,218
Sunflower	7,413	4,880	5,517
Cotton	9,101	2,395	11,905
Other crops(2)	2,856	4,090	5,619
Rice(3)	83,244	61,585	69,350
Coffee	14,170	7,572	14,265
Dairy	19,697	14,297	11,894
Cattle(4)	5,719	6,125	28,478
Sugar, Ethanol and Energy Business	277,318	228,526	97,587
Sugar	130,348	98,385	26,143
Ethanol	116,599	114,793	62,811
Energy	24,393	15,040	8,216
Other (5)	5,978	308	417
Total	548,084	426,267	313,603
Land Transformation Business(6)	8,832	20,837	18,839

Production	2011/2012 Harvest Year (7)	2010/2011 Harvest Year	2009/2010 Harvest Year	2008/2009 Harvest Year
Farming Business
Crops (tons)(7)	98,403	491,813	524,890	317,582
Soybean (tons)	N/A	199,533	241,848	96,982
Corn (tons)	120	165,679	180,613	115,900
Wheat (tons)	98,403	87,445	49,592	41,556
Sunflower (tons)	N/A	20,916	17,193	22,128
Cotton (tons)	N/A	8,746	1,068	9,218
Other crops (tons)(2)	N/A	9,495	34,576	31,799
Rice(8) (tons)	N/A	172,034	91,723	94,968
Coffee (tons)	N/A	2,742	2,221	2,412

	Year Ended December 31,
	2011	2010	2009
Processed rice(9) (tons)	148,223	87,526	108,858
Dairy(10) (liters)	51,239	41,597	47,479
Cattle (tons)(4)(11)	118	359	4,149
Sugar, Ethanol and Energy Business
Sugar (tons)	247,805	235,690	52,968	(12)
Ethanol (cubic meters)	161,385	174,303	132,492	(12)
Energy (MWh exported)	245,474	168,644	128,291	(12)
Land Transformation Business (hectares traded)	2,439	5,086	5,005

Planted Area	2011/2012 Harvest Year (16)	2010/2011 Harvest Year	2009/2010 Harvest Year	2008/2009 Harvest Year
	(Hectares)
Farming Business(12)
Crops(13)	203,306	167,104	168,241	139,518
Soybean	92,922	90,120	87,522	63,973
Corn	45,263	30,480	27,720	20,200
Wheat	39,640	26,361	21,728	18,917
Sunflower	9,598	9,943	14,784	16,539
Cotton	6,372	3,242	425	3,159
Other crops(2)	5,670	3,111	11,501	11,348
Forage	4,889	3,653	4,561	5,382
Rice	31,497	27,542	18,142	17,258
Coffee(14)	1,632	1,632	1,632	1,632

Total Planted Area	237,483	196,278	188,015	158,468
Second Harvest Area	46,153	36,351	29,119	29,150
Leased Area	61,368	37,694	47,709	13,645
Owned Croppable Area(15)	129,961	122,223	111,187	115,613

	Year Ended December 31,
	2011	2010	2009
Sugar, Ethanol and Energy Business
Sugarcane plantation	65,308	53,799	49,470
Owned land	9,145	9,907	9,085
Leased land	56,163	43,892	40,385
Land Transformation Business
Undeveloped/Undermanaged land put into production (hectares)	13,676	6,490	11,255

(1)	Includes soybean, soybean oil and soybean meal.
(2)	Includes barley, rapeseed and sorghum and farming services.
(3)	Sales of processed rice including rough rice purchased from third parties and processed in our own facilities, rice seeds and services.
(4)	In December 2009, we sold 55,543 head of cattle to a third party. See “Item 4. Information on the Company—B. Business Overview—Cattle Business.”
(5)	Includes sales of sugarcane and other miscellaneous items to third parties
(6)	Represents capital gains from the sale of land.
(7)	Crop production does not include 46,749 tons, 52,482 tons and 52,960 tons of forage produced in the 2010/2011, 2009/2010 and 2008/2009 harvest years, respectively.
(8)	Expressed in tons of rough rice produced on owned and leased farms. The rough rice we produce, along with additional rough rice we purchase from third parties, is ultimately processed and constitutes the product sold in respect of the rice business.
(9)	Includes rough rice purchased from third parties and processed in our own facilities. Expressed in tons of processed rice (1 ton of processed rice is approximately equivalent to 1.6 tons of rough rice).
(10)	Raw milk produced at our dairy farms.
(11)	Measured in tons of live weight. Production is the sum of the net increases (or decreases) during a given period in live weight of each head of beef cattle we own.
(12)	Includes hectares planted in the second harvest.
(13)	Includes 3,841 hectares, 4,561 hectares and 5,382 hectares used for the production of forage during the 2011/2012; 2010/2011, 2009/2010 and 2008/2009 harvest years, respectively.
(14)	Reflects the size of our coffee plantations, which are planted only once every 18 to 20 years.
(15)	Does not include potential croppable areas being evaluated for transformation.

(16)	As of the date of this annual report, we had not yet completed the 2011/2012 harvest year crops. Harvested tons corresponds to wheat.

Year ended December 31, 2011 as compared to year ended December 31, 2010

The following table sets forth certain financial information with respect to our consolidated results of operations for the periods indicated.

	2011	2010
	(In thousands of $)
Sales of manufactured products and services rendered	365,857	294,529
Cost of manufactured products sold and services rendered	(237,404)	(219,201)

Gross Profit from Manufacturing Activities	128,453	75,328

Sales of agricultural produce and biological assets	182,227	131,738
Cost of agricultural produce sold and direct agricultural selling expenses	(182,227)	(131,738)
Initial recognition and changes in fair value of biological assets and agricultural produce	86,811	(30,528)
Changes in net realizable value of agricultural produce after harvest	10,523	7,999

Gross Profit / (Loss) from Agricultural Activities	97,334	(22,529)

Margin on Manufacturing and Agricultural Activities Before Operating Expenses	225,787	52,799

General and administrative expenses	(65,142)	(56,562)
Selling expenses	(59,404)	(52,528)
Other operating income, net	24,581	18,224
Share of loss of joint ventures	(1,034)	(50)

Profit / (Loss) from Operations Before Financing and Taxation	124,788	(38,117)

Finance income	9,132	16,559
Finance costs	(62,341)	(39,496)

Financial results, net	(53,209)	(22,937)

Profit / (Loss)Before Income Tax	71,579	(61,054)

Income Tax (expense) / benefit	(14,662)	16,263

Profit / (Loss) for the Year	56,917	(44,791)

Sales of Manufactured Products and Services Rendered

	Crops	Rice	Dairy	Coffee	Cattle	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2011	557	82,523	—	713	4,746	277,318	365,857
2010	344	59,280	—	2,709	3,718	228,478	294,529

Sales of manufactured products and services rendered increased 24.2%, from $294.5 million in 2010 to $365.9 million in 2011, primarily as a result of:

•

a $48.8 million increase in our Sugar, Ethanol and Energy segment due to: (i) a 51.4% increase in the average sales price of ethanol, from $607.5 per cubic meter in 2010 to $920.0 per cubic meter in 2011; (ii) a 31.5% increase in the average market price of sugar, from $421.1 per ton in 2010 to $553.6 per ton in 2011; (iii) a 36.9% increase in the volume of energy sold, from 178.9 thousand MWh in 2010 to 245.0 thousand MWh in 2011, mainly due to: (a) gained efficiencies due to the completion of Angelica facility, with its boilers and generators working at full cogeneration capacity during 2011; and (b) a 31,541 tons of bagasse purchased to third parties in 2011. This was partially offset by (iv) a 17.5% decrease in the volume of sugar and ethanol sold, measured in TRS. On average, one metric ton of sugarcane is equivalent to 140 kilograms of TRS equivalent. While a mill can produce either sugar or ethanol, the TRS input requirements differ between these two products. On average, 1.045 kilogram of TRS equivalent is required to produce 1.0 kilogram of sugar, while 1.691 kilograms of TRS equivalent is required to produce a liter of ethanol. The decrease in the volume of TRS equivalent sold in 2011 was mainly due to: (a) a decrease of 5.8% in the TRS content of the milled cane, from kg/ton 135.8 in 2010 to kg/ton 128.0 in 2011, caused by the frost in Mato Grosso do Sul on the first semester of 2011; and (b) an increase in inventory levels, from 11,211 tons and 4,943 m3 of sugar and ethanol respectively in 2010 to 21,283 tons and 38,551 m3 of sugar and ethanol respectively in 2011. This was partially offset by (c) a 2.5% increase in milled cane, due to: (ci) a 27.9% increase in harvested area, from 40,263 hectares in 2010 to 51,500 hectares in 2011; (cii) a 40.7% increase in the amount of cane purchased to third parties, from 196,833 tons in 2010 to 276,957 tons in 2011; partially offset by (ciii) a 21.4% decrease in the average yields, from 96.1 tons per hectare in 2010 to 75.6 tons per hectare in 2011, due to the drought occurred in the 2nd semester of 2010 and the frost occurred during the first semester of 2011, which affected most of rural areas in center-south Brazil. The following table sets forth the breakdown of sales of manufactured products for the periods indicated.

	Period Ended December 31,			Period Ended December 31,			Period Ended December 31,
	2011	2010		2011	2010		2011	2010
	(In millions of $)		% Change	(In thousands units)		% Change	(In dollars per unit)		% Change

Ethanol(M3)	116.6	114.8	1.6%	126.7	189.0	(32.9%)	920.0	607.5	51.4%
Sugar(Tons)	130.3	98.4	32.5%	235.5	233.6	0.8%	553.6	421.1	31.5%
Energy(MWh)	24.4	15.0	62.2%	245.0	178.9	36.9%	99.6	84.1	18.4%
Others	6.0	0.3	1,840.9%

Total	277.3	228.5	21.4%

During 2011, the production mix was more inclined towards sugar, which resulted in a reduction of ethanol sales and a slight increase in sugar sales. The production mix changed from 45.5% sugar and 54.5% ethanol in 2010 to 51.0% sugar and 49.0% ethanol in 2011.

•

a $23.2 million increase in our Rice segment, mainly due to: (i) a 44.8% increase in the volume of white and brown rice sold, mainly as a result of a 64.9% increase in the volume of rough rice processed in our mills, due to (a) a 51.8% increase in planted hectares, from 18,142 hectares in 2010 to 27,542 hectares in 2011; (b) a 23.5% increase in average yields, from 5.1 tons per hectare in 2010 to 6.2 tons per hectare in 2011, due to the gradual stabilization of land under transformation coupled with an improvement in weather conditions. As a result, our rough rice production increased 87.6%, from 91,723 tons in 2010 to 172,034 tons in 2011; and (c) beginning of operations of our Mill located in Franck, Santa Fe, Argentina, during the second semester of 2011; partially offset by (ii) a 6.6% decrease in price, from $412.5 per ton of rough rice equivalent in 2010 to $385.1 per ton of rough rice equivalent in 2011; and

•

a $1.0 million increase in our Cattle segment due to a 35.6% increase in the average beef cattle price which impacts the leasing agreement of our cattle land (settled in kilograms of beef per hectare), from an average of $1.46 per kilogram in 2010 to an average of $1.98 per kilogram in 2011. For a detailed description of the leasing agreement, please see “Item 4.— Information on the Company— B. Business Overview—Material Agreements—Argentina—Agreement with Quickfood S.A.”

partially offset by:

•

a $2.0 million decrease in our Coffee segment resulting from the cessation of coffee trading activities related to third-party production. We continue to commercialize our own coffee production, which is reflected in the “Sales and Cost of Agricultural Produce and Biological Assets” line item.

Cost of Manufactured Products Sold and Services Rendered

	Crops	Rice	Dairy	Coffee	Cattle	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2011	—	(68,721)	—	(629)	(408)	(167,646)	(237,404)
2010	—	(52,017)	—	(2,546)	—	(164,638)	(219,201)

Cost of manufactured products sold and services rendered increased 8.3%, from $219.2 million in 2010, to $237.4 million in 2011. This increase was primarily due to:

•

a $16.7 million increase in our Rice segment due to: (i) a 44.8% increase in the volume of white and brown rice sold, partially offset by (ii) a 8.7% decrease in the cost per unit sold, mainly as a result of a 10.9% decrease in the market price of rough rice (which is the main component of the cost of the processed rice) and cost efficiency gains resulting from the scale increase;

•

a $3.0 million increase in our Sugar, Ethanol and Energy segment mainly due to: (i) a 34.2% increase in the price of sugarcane, from $30.3 in 2010 to $40.6 in 2011; and (ii) a 8.9% increase in industry expenses; partially offset by (iii) a 17.5% decrease in the volume of sugar and ethanol sold measured in TRS; and

•	a $0.4 million increase in our Cattle segment, due to maintenance expenses incurred in 2011 related to our cattle land leased.

Partially offset by:

•	a $1.9 million decrease in our Coffee segment mainly due to a decrease in the volume of coffee traded, as a result of the cessation of coffee trading activities related to third party production.

Sales and Cost of Agricultural Produce and Biological Assets

	Crops	Rice	Dairy	Coffee	Cattle	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2011	147,389	721	19,697	13,457	963	—	182,227
2010	107,818	2,305	14,297	4,863	2,407	48	131,738

Sales of agricultural produce and biological assets increased 38.3%, from $131.7 million in 2010, to $182.2 million in 2011, primarily as a result of:

•

a $39.6 million increase in our Crops segment mainly due to (i) an increase in the average sales prices, partially offset by (ii) a decrease in the average yields obtained in 2010/2011 harvest season as a result of worse weather conditions, compared to the 2009/2010 harvest. Corn yields decreased from an average of 5.9 tons per hectare in 2009/2010 harvest to 5.4 tons per hectare in 2010/2011, and first soybean yields decreased from an average of 3.1 in 2009/2010 harvest to 2.6 in 2010/2011 harvest. For a full list of crops yield fluctuations, please see “Trends and Factors Affecting Our Results of Operations—Effect of Yields Fluctuations”.

The following table sets forth the breakdown of sales for the periods indicated.

	Year Ended December 31,			Year Ended December 31,			Year Ended December 31,
	2011	2010		2011	2010		2011	2010
	(In millions of $)		% Change	(In thousands of tons)		% Change	(In $per ton)		% Change

Soybean	61.4	64.9	(5.4%)	208.1	250.3	(16.9%)	295.0	2,59.3	13.8%
Corn	44.2	25.9	70.8%	201.2	201.7	(0.2%)	219.6	128.3	71.2%
Cotton	9.1	2.4	280.0%	6.7	1.8	269.6%	1,351.7	1,314.7	2.8%
Wheat	24.2	7.9	205.2%	96.8	51.7	87.2%	250.2	153.5	63.1%
Sunflower	7.4	4.9	51.9%	23.1	16.7	37.9%	321.5	291.8	10.2%
Barley	0.8	1.2	(29.3%)	4.4	8.6	(48.5%)	186.3	135.8	37.3%
Others	0.2	0.7	(69.6%)

Total	147.4	107.8	36.7%	540.4	530.9	1.8%

•

a $8.6 million increase in our Coffee segment, mainly due to (i) a 62.9% increase in coffee sales price in 2011; (ii) a 69.8% increase in the volume sold, from 1,989 tons in 2010 to 3,378 tons in 2011, as a result of (a) a 23.5% increase in production from 2,221 tons in 2010 to 2,742 tons in 2011, mainly due to (ai) a 7.7% increase in the average yields and (aii) a 14.6% increase in harvested area, from 1,226 hectares in 2010 to 1,405 hectares in 2011, due to a reduction in coffee pruning area, from 406 hectares in 2010 to 227 hectares in 2011; and (b) a 86.3% decrease of inventories at the end of period, from 890 tons in 2010 to 122 tons in 2011; and

•

a $5.4 million increase in our Dairy segment due to: (i) a 11.8% increase in the sales average price of raw milk, from 34.4 cents per liter in 2010 to 38.4 cents per liter in 2011; and (ii) a 23.2% increase in the volume of liters produced, from 41.6 million liters in 2010 to 51.2 million liters in 2011, due to (a) a 8.9% increase in the amount of milking cows, from 4,225 heads in 2010 to 4,603 heads in 2011, and (b) a 13.1% increase in the average individual daily production, from 27.0 liters/Milking Cow/day in 2010 to 30.5 liters/ Milking Cow/day in 2011. The increase in the average individual daily production is mainly due to the stabilization of our free stall dairy production unit.

partially offset by:

•	a $1.6 million decrease in our Rice segment mainly attributable to a reduction in the amount of sales of rice seed; and

•

a $1.4 million decrease in our Cattle segment due to a 60.9% decrease in the number of head of beef cattle sold, from 3.7 thousand heads in 2010 to 1.5 thousand heads in 2011, as a result of the disposal of feedlot livestock in 2010.

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

Initial Recognition and Changes in Fair Value of Biological Assets and Agricultural Produce

	Crops	Rice	Dairy	Coffee	Cattle	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2011	38,014	10,139	6,939	(697)	468	31,948	86,811
2010	38,879	9,360	9,129	(2,630)	737	(86,003)	(30,528)

Initial recognition and changes in fair value of biological assets and agricultural produce generated a gain of $86.8 million in 2011, compared to a loss of $30.5 million in 2010, primarily due to:

•	a $118.0 million increase in our Sugar, Ethanol and Energy segment due to:

•

a $105.6 million increase, from a loss of $96.8 million in 2010 to a gain of $8.8 million in 2011, mainly generated by an increase in price estimates used in the DCF model to determine the fair value of our sugarcane plantations. In the DCF model, the price of future harvested sugarcane is calculated based on estimates of sugar price derived from the NY11 futures contract. Sugar price estimates as of December 31, 2011, which are calculated based on the average of daily prices for sugar future contracts for the period July 1 to December 31 (i.e. 6-month moving average), increased 14.7% compared to sugar price estimates as of December 31, 2010, for the same period.

•

a $12.4 million increase, from a gain of $10.8 million in 2010 to a gain of $23.2 million in 2011, generated by the recognition at fair value less cost to sell of sugarcane at the point of harvest due to: (i) a 27.9% increase in harvested area from 40,263 hectares in 2010 to 51,500 hectares in 2011, (ii) a 34.2% increase in the price of sugarcane from $30.3 per ton in 2010 to $40.6 per ton in 2011, as a result of higher sugar and ethanol market prices, which was partially offset by: (iii) a 26.9% increase in actual production costs, mainly as a result of higher costs of inputs and salaries; and (iv) a 21.4% decrease in yields obtained, from 96.1 tons per hectare in 2010 to 75.6 tons per hectare in 2011.

•

Of the $31.9 million gain of initial recognition and changes in fair value of biological assets and agricultural produce for 2011, $8.8 million gain represents the unrealized portion, as compared to the $96.4 million loss unrealized portion of the $86.0 million loss of initial recognition and changes in fair value of biological assets and agricultural produce in 2010.

•	a $0.8 million increase in our Rice segment, as a result of:

•

a $5.1 million increase in the recognition at fair value less cost to sell of rice at the point of harvest, mainly due to (i) a 51.8% increase in harvested area, from 18,142 hectares in 2010 to 27,542 hectares in 2011, due to (a) a 112.1% increase in owned planted hectares, from 10,831 hectares in 2010 to 22,973 hectares in 2011, as a result of the purchase of “Dinaluca” farm, which was put into production in the 2010/2011 harvest season, and (b) the transformation of cattle pastures into rice area; and (ii) a 23.5% increase in average yields, from 5.1 tons per hectare in 2010 to 6.2 tons per hectare in 2011; partially offset by (iii) a 10.9% decrease in the market price of rough rice, from $243.9 per ton in 2010 to $220.0 per ton in 2011; and (iv) a 12.6% increase in actual production costs (i.e. fuel and fertilizer expenses). Partially offset by:

•

a $4.4 million decrease in the recognition at fair value less cost to sell of non-harvested rice, mainly due to (i) a lower rough rice price estimate and higher costs for 2011/2012 harvest; partially offset by (ii) a 10.9% increase in the rice plantation area at fair value as of December 31, from 23,934 hectares (out of 27,542 planted hectares) to 26,546 hectares (out of 31,497 planted hectares) for the 2010/2011 and the 2011/2012 harvest season respectively.

•

Of the $10.1 million of initial recognition and changes in fair value of biological assets and agricultural produce for 2011, $1.9 million represents the unrealized portion, as compared to the $6.3 million unrealized portion of the $9.4 million of initial recognition and changes in fair value of biological assets and agricultural produce in 2010;

•	a $1.9 million increase in our Coffee segment mainly due to:

•

a $1.1 million increase in the recognition at fair value less cost to sell of non-harvested coffee, from a loss of $2.5 million in 2010 to a loss of $1.4 million in 2011, mainly due to: (i) a 31% increase in the coffee price estimates used in the DCF model to determine the fair value of our coffee plantations as of December 31, 2011; partially offset by: (ii) a 25.5% increase in production costs; and (iii) increase in the average aging of our coffee plantations;

•

a $0.8 million increase in the recognition at fair value less cost to sell of coffee at the point of harvest, from a loss of $0.2 million in 2010 to a gain of $0.7 million in 2011, mainly due to: (i) a 54.7% increase in the average price of coffee at the point of harvest, based on Intercontinental Exchange of New York (“ICE-NY”) data.; (ii) a 7.7% increase in average yields, from 1.8 tons per hectare in 2010 to 2.0 tons per hectare in 2011, mainly due to efficiencies gained in the use of inputs and machinery; and (iii) a 14.6% increase in harvested area, from 1,226 hectares in 2010 to 1,405 hectares in 2011; partially offset by (iv) a 5.7% increase in production costs per hectare due to an increase in fertilizers prices.

•

Of the $0.7 million loss of initial recognition and changes in fair value of biological assets and agricultural produce for 2011, $1.4 million loss represents the unrealized portion, as compared to the $2.5 million loss unrealized portion of the $2.6 million loss of initial recognition and changes in fair value of biological assets and agricultural produce in 2010;

partially offset by:

•	a $2.2 million decrease in our Dairy segment mainly due to:

•

a $1.0 million decrease in the recognition at fair value less cost to sell of raw milk, from $5.9 million in 2010 to $4.9 million in 2011, mainly due to (i) an increase in direct expenses, partially offset by (ii) a 8.9% increase in the amount of milking cows; (iii) a 13.1% increase in the average individual daily production; and (iii) a 11.8% increase in milk sales average prices; and

•

a $1.2 million decrease in the revaluation of the dairy herd, from a $3.2 million increase in value in 2010 to a $2.0 million increase in value in 2011, as a result of a 32.2% increase in the market prices of dairy cows in 2011 compared to a 78.1% increase in 2010.

•

Of the $6.9 million gain in initial recognition and changes in fair value of biological assets and agricultural produce for 2011, $1.5 million gain represents the unrealized portion, as compared to the $3.6 million unrealized gain portion of the $9.1 million gain in initial recognition and changes in fair value of biological assets and agricultural produce in 2010.

•	a $0.9 million decrease in our Crops segment mainly due to:

•

a $10.3 million decrease in the recognition at fair value less cost to sell for non-harvested crops as of year-end, from a gain of $8.7 million in 2010 to a loss of $1.6 million in 2011, primarily due to: (i) lower commodity prices estimates for 2012; (ii) low level of rains in the Humid Pampas region during September, which delayed the sowing of Corn; and (iii) lack of rains during November and December, which affected expected yields for the 2011/2012 season, mainly in the Humid Pampas region, measured as of December 31, 2011.

•

a $9.4 million increase in the recognition at fair value less cost to sell of crops at the point of harvest, from $30.2 million in 2010 to $39.7 million in 2011, mainly due to: (i) higher crop sales prices (see “Trends and Factors Affecting Our Results of Operations—Effects of Fluctuations in Commodities Prices”); partially offset by (ii) an increase of 34.7% in fertilizer prices. The resulting actual average margin per hectare for our summer crops (i.e. soybean, corn, sunflower and cotton) increased from $198.9 per hectare in 2010 to $300.6 per hectare in 2011.

The following table sets forth actual production costs by crop for the periods indicated:

	Year Ended December 31,
	2011	2010
	(In $per hectare)		% Change
Corn	423.6	337.9	25.4%
Soybean	379.9	374.6	1.4%
Soybean (second harvest)	210.4	219.7	(4.2)%
Cotton	2,377.8	1,628.5	46.0%
Wheat	331.5	219.1	51.3%

•	a $0.3 million decrease in our Cattle segment as a result of a 54.0% decrease in the average amount of head of cattle, from 1.3 thousand in 2010 to 0.6 thousand in 2011.

Changes in Net Realizable Value of Agricultural Produce after Harvest

	Crops	Rice	Dairy	Coffee	Cattle	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
2011	10,953	N/A	N/A	(430)	N/A	N/A	N/A	10,523
2010	7,482	N/A	N/A	517	N/A	N/A	N/A	7,999

Changes in net realizable value of agricultural produce after harvest is mainly composed by: (i) profit or loss from commodity price fluctuations during the period of time the agricultural produce is in inventory which impacts its fair value, (ii) profit or loss from the valuation of forward contracts related to agricultural produce in inventory and (iii) profit from direct exports. Changes in net realizable value of agricultural produce after harvest increased 31.3% from $8.0 million in 2010 to $10.5 million in 2011.

The change in net realizable value of $11.0 million gain in our Crops segment in 2011 was mainly generated by (i) profits from the valuation of forward contracts, mainly due to a decrease of soybean and wheat market prices during this year. Based on Chicago Board of Trade (“CBOT”) data, from January 3, 2011 to December 31, 2011, soybean and wheat prices decreased 12.5% and 19.0% respectively ; and (ii) profit from direct exports; partially offset by (iii) losses from inventory valuation as a result of fluctuations in market prices. The change in net realizable value of $0.4 million loss in our Coffee segment in 2011was mainly generated by a 14.2% decrease in coffee prices from the point of harvest to the end of December 2011, based on Intercontinental Exchange of New York (“ICE-NY”) data.

The changes in net realizable value of $8.0 million in 2010 was mainly generated by increases of crop prices (i.e. soybean, corn and sunflower) of between 2.9% to 57.5%, depending on the crop, and a 48.1% increase, from the point of harvest to the end of December 2011, based on Chicago Board of Trade (“CBOT”) and Intercontinental Exchange of New York (“ICE-NY”) data.

General and Administrative Expenses

	Crops	Rice	Dairy	Coffee	Cattle	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
2011	(8,003)	(6,278)	(1,173)	(1,153)	(269)	(21,082)	(27,184)	(65,142)
2010	(7,087)	(3,773)	(2,910)	(983)	(350)	(19,080)	(22,379)	(56,562)

Our general and administrative expenses increased 15.2% from $56.6 million in 2010 to $65.1 million in 2011. General and administrative expenses for our Crops, Rice, Coffee and Sugar, Ethanol and Energy segments increased mainly due to (i) hiring additional personnel and paying higher salaries; (ii) the higher related fuel and maintenance expenses resulting from the larger scale of operations; (iii) an increase in professional fees, reflecting our effort to improve and enhance controls and management efficiency according to best corporate governance practices, and (iv) higher depreciations and amortizations mainly as a result of an increase in property, plant and equipment assets and intangible assets in year ended December 31, 2011 compared to year ended December 31, 2010. This increase was partially offset by (v) a decrease of $1.7 million in our Dairy segment, due to additional expenses incurred in 2010 related to the start up of our advanced free-stall dairy unit.

General and administrative expenses for our Corporate segment increased 21.5%, from $22.4 million in 2010 to $27.2 million in 2011, mainly due to: (i) higher labor costs in Argentina and Brazil due to salary inflation; (ii) higher general and professional fees (including auditor fees, listing fees, directors compensations, restricted shares plans and legal fees, among others), related to being a public company; and (iii) higher travel expenses, partly associated to being a public company.

Selling Expenses

	Crops	Rice	Dairy	Coffee	Cattle	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2011	(2,270)	(14,488)	(401)	(463)	(74)	(41,708)	(59,404)
2010	(1,522)	(8,154)	(333)	(655)	(175)	(41,689)	(52,528)

Selling expenses increased 13.1%, from $52.5 million in 2010 to $59.4 million in 2011, mainly driven by (i) an increase of $6.3 million for our Rice segment, from $8.2 million in 2010 to $14.5 million in 2011, mainly due to an increase in sales volume; and (ii) an increase of $0.7 million for our Crops segment, mainly due to an increase in commissions and expenses related to direct exports.

Selling expenses of our Dairy, Coffee, Cattle and Sugar, Ethanol and Energy segments remained essentially unchanged.

Other Operating Income, Net

	Crops	Rice	Dairy	Coffee	Cattle	Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	(In thousands of $)
2011	1,843	372	(2)	2,020	(3)	11,220	8,832	299	24,581
2010	(6,194)	345	—	(2,165)	70	5,305	20,837	26	18,224

Other operating income, net increased 34.9%, from $18.2 million in 2010 to $24.6 million in 2011, primarily due to:

•	a $8.0 million increase in our Crops segment due to the mark-to-market effect of outstanding hedge positions, which had a positive impact during 2011;

•	a $5.9 million increase in our Sugar, Ethanol and Energy segment due to the mark-to-market effect of future sales contracts for sugar; and

•	a $4.2 million increase in our Coffee segment due to the mark-to-market effect of outstanding hedge positions.

partially offset by:

•

a $12.0 million decrease in our Land Transformation segment due to the sale of a farm of 2,439 hectares in December 2011, which resulted in a $8.8 million gain, compared to the sale of a farm of 5,086 hectares in December 2010, which generated a $20.8 million gain;

Other operating income, net of our Rice, Dairy, Cattle and Corporate segments remained essentially unchanged.

Share of Loss of Joint Ventures

Share of loss of joint ventures decreased $0.95 million, from a loss of $0.05 million in 2010 to a loss of $1.0 million in 2011, driven by the negative results of Grupo La Lácteo S.A. The loss of 2011 is mainly explained by a downward trend on prices of processed dairy products in the domestic market coupled with an increase in production costs. Our industrial capacity is only suitable for products for the domestic market.

Financial Results, Net

Our net financial results increased 132.0%, from a loss of $22.9 million in 2010 to to a loss of $53.2 million in 2011, primarily due to: (i) a 13.4% and a 8.3% depreciation of the Brazilian Real and Argentine Peso respectively in 2011, generating a $12.7 million non-cash loss during this year, compared to a $7.3 million non-cash gain in 2010 caused by an appreciation of 4.0% of Brazilian Real and partially offset by a 4.8% depreciation of the Argentina Peso during this period, since a portion of our net liability position in Brazil and Argentina is nominated in foreign currency; and (ii) a $2.2 million mostly non-cash loss due to the mark-to-market of our currency derivatives, compared to a $5.0 million mostly non-cash gain in 2010.

The following table sets forth the breakdown of financial results for the periods indicate.

	Year Ended December 31,
	2011	2010
	(In $thousand)		% Change
Interest income	8,019	1,341	658.5%
Interest costs	(34,017)	(34,369)	5.2%
FX Gain/(Loss)	(12,683)	7,324	N/A
Gain/(Loss) from derivative financial Instruments	(2,247)	5,018	N/A
Taxes	(5,273)	(2,104)	150.6%
Other Income/(Expenses)	(7,008)	(147)	4,509.9%
Total Financial Results	(53,209)	(22,937)	131.0%

Income Tax

Current income tax expense totaled $14.7 million in fiscal year 2011, which equates to a consolidated effective tax rate of 20.5%. Our consolidated income tax benefit for 2010 totaled $16.3 million, which equates to a consolidated effective tax rate of 26.6%.

On a consolidated basis, the change in our annual effective tax rate from 26.6% for the year ended December 31, 2010 to 20.5% for the year ended December 31, 2011, reflects, among other items, a change in our mix of pretax income from our various jurisdictions. On a disaggregated basis, our effective tax rate in Brazil for 2010 was a benefit of 24.6% as compared to an expense of 14% in 2011. The main reason for the lower effective tax rate for the year ended December 31,2011, as compared to the same period in 2010, is attributable to the recognition of deferred tax assets not previously recognized , (mainly tax loss carryforward), as a result of an improvement in the projections of our Brazilian operations mainly due to better results in Sugar, Ethanol and Energy segment. Our effective tax rate in Argentina remain stable in both periods. Our income taxes in Uruguay are not significant to our consolidated taxes.

Profit for the Year

As a result of the foregoing, our net income for the year increased from a loss of 44.8 million in 2010 to a profit of $56.9 million in 2011.

Year ended December 31, 2010 as compared to year ended December 31, 2009

The following table sets forth certain financial information with respect to our consolidated results of operations for the periods indicated.

	2010	2009
	(In thousands of $)
Sales of manufactured products and services rendered	294,529	183,386
Cost of manufactured products sold and services rendered	(219,201)	(180,083)

Gross Profit from Manufacturing Activities	75,328	3,303

Sales of agricultural produce and biological assets	131,738	130,217
Cost of agricultural produce sold and direct agricultural selling expenses	(131,738)	(130,217)
Initial recognition and changes in fair value of biological assets and agricultural produce	(30,528)	71,668
Changes in net realizable value of agricultural produce after harvest	7,999	12,787

Gross (Loss) / Profit from Agricultural Activities	(22,529)	84,455

Margin on Manufacturing and Agricultural Activities Before Operating Expenses	52,799	87,758

General and administrative expenses	(56,562)	(52,393)
Selling expenses	(52,528)	(31,169)
Other operating income, net	18,224	13,071
Share of loss of joint ventures	(50)	(294)

(Loss)/ Profit from Operations Before Financing and Taxation	(38,117)	16,973

Finance income	16,559	11,553
Finance costs	(39,496)	(34,216)

Financial results, net	(22,937)	(22,663)

(Loss) Before Income Tax	(61,054)	(5,690)

Income tax benefit	16,263	5,415

(Loss) for the Year	(44,791)	(275)

Sales of Manufactured Products and Services Rendered

	Crops	Rice	Dairy	Coffee	Cattle	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2010	344	59,280	—	2,709	3,718	228,478	294,529
2009	9,667	67,317	752	7,984	172	97,494	183,386

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

	Period Ended December 31,			Period Ended December 31,			Period Ended December 31,
	2010	2009		2010	2009		2010	2009
	(In millions of $)		% Change	(In thousands units)		% Change	(In dollars per unit)		% Change

Ethanol(M3)	114.8	62.8	82.8%	189.0	145.9	29.5%	607.5	430.5	41.1%
Sugar(Tons)	98.4	26.1	276.3%	233.6	75.1	211.2%	421.1	348.2	20.9%
Energy(MWh)	15.0	8.2	76.1%	178.9	128.3	39.4%	84.1	66.6	26.3%
Others	0.3	0.4	0.0%

Total	228.5	97.5	134.4%

During 2010, the sugar facility at the Angélica mill was completed which increased sugar production proportionally, therefore increasing sugar sales more than ethanol sales.

•	a $3.5 million increase in our Cattle segment due to the revenues from the lease of most of our cattle land to a third party in December 2009 for beef cattle grazing;

partially offset by:

•

a $8.0 million decrease in our Rice segment due to a 17.9% decrease in the volume of white and brown rice sold, mainly as a result of a 18.0% decrease in the volume of rough rice processed in our mills, as a result of a lower volume of rough rice purchased from third parties due to increases in the price of rough rice. The decrease in volume was partially offset by a 12.7% increase in price, from $358.4 per ton of rough rice equivalent, which reflects the sale price of white and brown rice, in 2009 to $412.5 per ton of rough rice equivalent in 2010;

•	a $9.3 million decrease in our Crops segment mainly due to a one-time production and sale of 18.9 thousand tons of soybean meal and oil in a leased industrial facility during 2009;

•

a $5.3 million decrease in our Coffee segment resulting from our cessation of coffee trading activities related to third-party production (we continue to commercialize of our own coffee production); and

•	a $0.8 million decrease in our Dairy segment due to the cessation of whole milk powder selling activities following our entry into the Grupo La Lácteo joint venture.

Cost of Manufactured Products Sold and Services Rendered

	Crops	Rice	Dairy	Coffee	Cattle	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2010	—	(52,017)	—	(2,546)	—	(164,638)	(219,201)
2009	(5,447)	(56,576)	(613)	(7,120)	—	(110,327)	(180,083)

•	Cost of manufactured products sold and services rendered increased 21.7%, from $180.1 million in 2009, to $219,2 million in 2010. This increase was primarily due to:

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

•	a $5.4 million decrease in our Crops segment mainly due to the cost of raw materials (soybeans) associated with the one-time sale of soybean meal and oil during 2009;

•	a $4.6 million decrease in our Coffee segment due to a decrease in the volume of coffee traded as a result of the cessation of coffee trading activities since May 2010; and

•	a $0.6 million decrease in our Dairy segment due to the cessation of whole milk powder selling activities following our entry into the Grupo La Lácteo joint venture.

Sales and Cost of Agricultural Produce and Biological Assets

	Crops	Rice	Dairy	Coffee	Cattle	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2010	107,818	2,305	14,297	4,863	2,407	48	131,738
2009	82,362	2,033	11,142	6,281	28,306	93	130,217

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

	Year Ended December 31,			Year Ended December 31,			Year Ended December 31,
	2010	2009		2010	2009		2010	2009
	(In millions of $)		% Change	(In thousands of tons)		% Change	(In $ per ton)		% Change
Soybean	64.9	35.7	81.8%	250.3	120.3	108,0%	259.3	296.7	(12.6%)
Corn	25.9	14.7	76.6%	201.7	100.5	100.6%	128.3	145.8	(12.0%)
Cotton	2.4	11.9	(79.9%)	1.8	14.9	(87.7%)	1,314.7	801.5	64.0%
Wheat	7.9	10.2	(22.3%)	51.7	62.7	(17.4%)	153.5	163.1	(5.9%)
Sunflower	4.9	5.5	(11.6%)	16.7	27.8	(39.9%)	291.8	198.1	47.3%
Barley	1.2	3.1	(62.3%)	8.6	21.4	(59.7%)	135.8	145.1	(6.5%)
Others	0.7	1.3	47.6%	—	—	905.9%

Total	107.8	82.4	30.9%	530.9	347.6	52.7%

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

Initial Recognition and Changes in Fair Value of Biological Assets and Agricultural Produce

	Crops	Rice	Dairy	Coffee	Cattle	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2010	38,879	9,360	9,129	(2,630)	737	(86,003)	(30,528)
2009	6,563	12,170	3,374	(16,207)	4,704	61,064	71,668

Initial recognition and changes in fair value of biological assets and agricultural produce generated a loss of $30.5 million in 2010, as compared to a gain of $71.6 million in 2009, primarily due to:

•	a $147.1 million decrease in our Sugar, Ethanol and Energy segment due to:

•

a $154.1 million decrease, from a gain of $57.3 million in 2009 to a loss of $96.8 million in 2010 generated by a decrease in price estimates used in the DCF model to determine the fair value of our sugarcane plantations. In the DCF model, the price of future harvested sugarcane is calculated based on estimates of sugar price derived from the NY11 futures contract. Sugar price estimates decreased due to lower sugar market prices and also as a result of an adjustment to this valuation model for sugarcane, which increased the loss to $59.9 million at December 31, 2010. Sugar price estimates as of December 31, 2010 are calculated based on the average of daily prices for sugar future contracts for the period July 1 to December 31, 2010 (i.e. 6-month moving average) rather than the single price for future contracts as of year end. The change is expected to mitigate the impact of volatility and seasonality that arises with a single pricing date; and

•

a $7.2 million increase, from a gain of $3.7 million in 2009 to a gain of $10.9 million in 2010, generated by the recognition at fair value less cost to sell of sugarcane at the point of harvest due to: (i) a 81.2% increase in harvested area from 22,222 hectares in 2009 to 40,263 hectares in 2010, (ii) a 2.9% increase in yields obtained, from 93.4 tons per hectare in 2009 to 96.1 tons per hectare in 2010, and (iii) a 34.1% increase in the price of sugarcane from $22.6 per ton in 2009 to $30.3 per ton in 2010, as a result of higher sugar and ethanol market prices and higher TRS content in sugarcane, which was partially offset by (iv) a 35.9% increase in actual production costs, from $1,944 per hectare in 2009 to $2,643 per hectare in 2010, mainly as a result of an increase in transportation costs generated by the new sugarcane plantation in the Ivinhema region, which increased the average distance from our total sugarcane plots to the Angélica mill.

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

•

a $2.8 million decrease in our Rice segment as a result of (i) an 9.1% decrease in yields from 5.5 tons per hectare in 2009 to 5.1 tons per hectare in 2010, and (ii) favorable weather conditions during the end of 2009, which resulted in the recognition at fair value less cost to sell of non-harvested rice of a larger proportion of the planted rice at the end of 2009, reduced the recognition at fair value less cost to sell of rice at the point of harvest by $6.3 million. These effects were partially offset by a 5.1% increase in the production area and a 2.1% decrease in actual production costs (i.e. agrochemical and fertilizer expenses).

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

•

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

•

a $4.3 million increase in the recognition at fair value less cost to sell for non-harvested crops as of year-end, from $4.4 million in 2009 to $8.7 million in 2010, primarily due to higher commodity prices, which resulted in an increase on average margin per hectare from $193.0 per hectare in 2009 to $265.9 per hectare in 2010

•	The following table sets forth actual production costs by crop for the periods indicated:

	Year Ended December 31,
	2010	2009
	(In $ per hectare)		% Change
Corn	337.9	363.9	(7.1%)
Soybean	374.6	295.6	26.7%
Soybean (second harvest)	219.7	202.7	8.4%
Cotton	1,628.5	1,768.1	(7.9%)
Wheat	219.1	254.8	(14.0%)

•	a $13.6 million improvement in our Coffee segment due to:

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

Changes in Net Realizable Value of Agricultural Produce after Harvest

	Crops	Rice	Dairy	Coffee	Cattle	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2010	7,482	N/A	N/A	517	N/A	N/A	7,999
2009	11,362	191	N/A	1,234	N/A	N/A	12,787

Changes in net realizable value of agricultural produce after harvest are mainly generated by commodity price fluctuations during the period of time the agricultural produce is in inventory. Changes in net realizable value of agricultural produce after harvest decreased 37.4% from $12.8 million in 2009 to $8.0 million in 2010. The changes in net realizable value of $8.0 million in 2010 was mainly generated by increases of crop prices (i.e. soybean, corn and sunflower) of between 2.9% to 57.5%, depending on the crop, and a 48.1% increase, from the point of harvest to the end of December 2011, based on Chicago Board of Trade (“CBOT”) and Intercontinental Exchange of New York (“ICE-NY”) data.

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

General and Administrative Expenses

	Crops	Rice	Dairy	Coffee	Cattle	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
2010	(7,087)	(3,773)	(2,910)	(983)	(350)	(19,080)	(22,379)	(56,562)
2009	(6,280)	(2,883)	(2,221)	(2,126)	(2,909)	(13,922)	(22,052)	(52,393)

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

Selling Expenses

	Crops	Rice	Dairy	Coffee	Cattle	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2010	(1,522)	(8,154)	(333)	(655)	(175)	(41,689)	(52,528)
2009	(1,587)	(7,485)	(777)	(1,353)	(1,045)	(18,922)	(31,169)

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

Other Operating Income, Net

	Crops	Rice	Dairy	Coffee	Cattle	Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	(In thousands of $)
2010	(6,194)	345	—	(2,165)	70	5,305	20,837	26	18,224
2009	4,776	(942)	(108)	806	377	(10,467)	18,839	(210)	13,071

Other operating income, net increased 39.4%, from $13.0 million in 2009 to $18.2 million in 2010, primarily due to:

•	a $15.6 million increase in our Sugar, Ethanol and Energy segment due to the mark-to-market effect of future sales contracts for sugar; and

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

Financial Results, Net

Financial results (net) decreased by $0.2 million, from a loss of $22,7 million in 2009 to a loss of $22.9 million in 2010, primarily due to a 22.0% increase in interest expense, from $28.2 million in 2009 to $34.4 million in 2010, resulting from larger amounts of debt outstanding during the year. This increase in finance costs was partially offset by a 43.3% increase in finance income, mainly generated by foreign exchange derivative financial instruments.

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

Years ended December 31, 2011, 2010 and 2009

The table below reflects our statements of Cash Flow for the fiscal years ended December 31, 2011, 2010 and 2009.

	Year ended December 31,
	2011	2010	2009
Cash and cash equivalent at the beginning of the year	70,269	74,806	93,360
Cash generated from (used in) operating activities	56,586	60,221	(20,010)
Net cash used in investing activities	(140,493)	(111,725)	(114,386)
Cash generated by Financial activities	360,792	46,545	130,250
Effect of exchange rate changes on cash	(16,608)	423	(14,408)
Cash and cash equivalent at the end of the year	330,546	70,269	74,806

Operating Activities

Year ended December 31, 2011

Net cash generated by operating activities was $56.5 million in the year ended December 31, 2011. During 2011, we generated a net profit of $56.9 million that included non-cash charges relating primarily to depreciation and amortization of $34.1 million, interest expense, net of $33.0 million and income tax expense of $14.7 million, partially offset by $17.1 million of unrealized portion of the “Initial recognition and changes in fair value of biological assets and agricultural produce,” and by a gain of $8.8 million related to the sale of farmland.

In addition, other changes in operating asset and liability balances resulted in a net decrease in cash of $39.5 million, primarily due to an increase of $49.8 million in inventories (mainly due to an increase of Sugar and Ethanol stocks as a result of a commercial strategic decision to sell most of these inventories at the end of 2010) and 15.9 million in trade and other receivables (in line with increase of operations), partially compensated by an increase in trade and other payables of $19.8 million (also in line with increase of operations), and a decrease of $6.7 million in biological assets.

Our operating cash was affected by the payment of $16.7 million in taxes related to our subsidiaries.

Year ended December 31, 2010

Net cash generated by operating activities was $60.2 million in the year ended December 31, 2010. During 2010, we generated a net loss of $44.8 million that included non-cash charges relating primarily to depreciation and amortization of $37.6 million (reflecting the impact in depreciation of a higher asset base due to the development of our operations in Brazil), interest expense of $33.0 million (due to the higher indebtedness incurred to fund operations and capital investment), $72.3 million of unrealized portion of the “Initial recognition and changes in fair value of biological assets and agricultural produce,” offset in part by a non-cash gain of $20.8 million related to the sale of farmland, and other non-cash gains, net of $19.1 million. In addition, other changes in operating asset and liability balances resulted in a net increase in cash of $11.0 million, primarily due to a reduction of $7.1 million in biological assets, $3.6 million in trade and other receivables, $2.2 million in inventories and an increase of $5.4 in payroll and social security liabilities, offset in part by an decrease of $3.5 million in liabilities related to derivative financial instruments and $4.2 million in trade and other payables.

Our operating cash was affected by the payment of $7.8 million in taxes related to our subsidiaries.

Year ended December 31, 2009

Net cash used in operating activities was $20.1 million in the year ended December 31, 2009. During 2009, we generated a net loss of $0.3 million that included non-cash charges relating primarily to depreciation and amortization of $30.3 million (reflecting the impact in depreciation of a higher asset base due to the development of our operations in Brazil as a result of acquisitions in previous years), interest expense of $27.8 million (due to the higher indebtedness incurred to fund operations and capital investment), foreign exchange gains of $10.9 million (due to the appreciation of the Brazilian Real against the U.S. dollar), the gain from the sale of farmland businesses of $18.8 million (representing the gain from the sale of La Paz Agropecuaria S.R.L. in December 2009 for an aggregate sale price of $21.9 million), the $55.8 million of unrealized portion of the “Initial recognition and changes in fair value of biological assets and agricultural produce” and other non-cash charges.

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

Partially compensating these effects, other changes in operating asset and liability balances resulted in a net increase in cash of $12.3 million during 2009 primarily due to (i) decreases in short term biological assets of $20.3 million mainly due to the sale of a major portion of our livestock assets; and (ii) an increase in trade payables of $11.5 million and payroll and social security liabilities of $4.3 million, reflecting our growing operations. These effects were partially offset by an increase of $30.4 million in trade receivables mainly related to higher sales, mostly in Brazil, and the sale of a major portion of our livestock assets near the end of the year. In addition, our operating cash was affected by the payment of $13.3 million in income taxes.

Investing Activities

Year ended December 31, 2011

Net cash used in investing activities totaled $140.5 million in the year ended December 31, 2011, primarily due to the purchases of property, plant and equipment (mainly acquisitions of machinery, buildings and facilities for our Brazilian operations) totaling $90.4 million and $63.1 million in biological assets related to the expansion of our sugarcane plantation area in Mato Grosso do Sul. Net inflows from investing activities were primarily related to proceeds of $23.1 million from the sale of farmlands and $8.0 million of interest received.

Year ended December 31, 2010

Net cash used in investing activities was $111.7 million in the year ended December 31, 2010, primarily due to the purchases of property, plant and equipment (mainly acquisitions of machinery, buildings and facilities for our Brazilian operations) totaling $87.7 million and $35.1 million in biological assets related to the expansion of our sugarcane plantation area in Mato Grosso do Sul. Net inflows from investing activities were primarily related to proceeds of $12.1 million from the sale of Macarena and $5.5 million received for the disposal of La Paz Agropecuaria in December 2009, a farmland business in Argentina.

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

Financing Activities

Year ended December 31, 2011

Net cash provided by financing activities was $360.8 million in the year ended December 31, 2011, primarily derived from the IPO net proceeds, which total 421.8 million, partially compensated by a reduction of our long term borrowings, as a consequence of the advanced payment of the Loan Facility with Deutsche bank totaling $47 million. During 2011, the payment of interest totaled $33.5 million.

Year ended December 31, 2010

Net cash provided by financing activities was $46.5 million in the year ended December 31, 2010, primarily derived from additional long term indebtedness from Banco do Brasil S.A. and Deutsche Bank AG London Branch, partially compensated by the payment of $33.2 million in interest due on our indebtedness.

Year ended December 31, 2009

Net cash provided by financing activities was $130.3 million in the year ended December 31, 2009, primarily derived from $86.9 million in net proceeds from short-term and long-term indebtedness and $69.1 million in net cash proceeds from capital contributions received. In 2009, we incurred additional long-term indebtedness of $80.0 million. During 2009, the payment of in interest totaled $25.8 million.

Cash and Cash Equivalents

Historically since our cash flows from operations were insufficient to fund our working capital needs and investment plans, we funded our operations with proceeds from short-term and long-term indebtedness and capital contributions from existing and new private investors. In 2011 we obtained $421.8 millions from the IPO and the Private placement (See “Item 4. Information on the Company—A. History and Development of the Company.”). As of December 31, 2011, our cash and cash equivalents amounted to $ 330.5 million.

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

Indebtedness and Financial Instruments

The table below illustrates the maturity of our indebtedness (excluding obligations under finance leases) and our exposure to fixed and variable interest rates:

	As of December 31,
	2011	2010	2009
	(In thousands is of $)
Fixed rate:
Less than 1 year(l)	70,007	52,326	30,579
Between 1 and 2 years	25,554	22,425	5,724
Between 2 and 3 years	12,426	7,661	5,173
Between 3 and 4 years	8,902	7,394	5,167
Between 4 and 5 years	7,551	5,920	5,167
More than 5 years	22,866	22,555	5,167

Total fixed rate:	147,306	118,281	56,977

Variable rate:
Less than 1 year(l)	87,170	86,107	72,391
Between 1 and 2 years	40,353	70,905	68,667
Between 2 and 3 years	24,756	54,436	55,907
Between 3 and 4 years	23,507	17,506	49,511
Between 4 and 5 years	26,369	15,619	787
More than 5 years	14,016	26,170	1,621

Total variable rate:	213,201	270,743	248,884

Total:	360,507	389,024	305,861

(1)	The Company plans to partially rollover its short term debt using new available lines of credit, or on using operating cash flow to cancel such debt.

Borrowings incurred by our subsidiaries in Brazil are repayable at various dates between January 2012 and March 2020 and bear either fixed interest rates ranging from 4.50% to 17.60% per annum or variable rates based on LIBOR or other specific base-rates plus spreads ranging from 3.42% to 16.55% per annum. At December 31, 2011 LIBOR (six months) was 0.81% (2010: 0.46%).

Borrowings incurred by our subsidiaries in Argentina are repayable at various dates between January 2012 and November 2018 and bear either fixed interest rates ranging from 1.25% and 7.75% per annum and variable rates based on LIBOR + 4.45% per annum.

As of December 31, 2011, total borrowings include (i) a US$ denominated 20.1 million loan (principal plus accrued interest) with a syndicated of banks, led by Rabobank International Brasil S.A. (“Rabobank”) (2010: US$ 30.2 million) due in 2013 (the “Syndicated Loan”); (ii) a Reais-denominated 118.2 million loan (principal plus accrued interest) (equivalent to US$ 63 million as of December 31, 2011) with BNDES-FINEM (the “BNDES Loan Facility”) due in 2018; (iii) a U.S. dollar-denominated 80 million loan with the Interamerican Development Bank (IDB) (the “IDB Facility”); (iv) a Reais-denominated 70.0 million facility (of which, as of December 31, 2010, we have received R$ 70.0 million, equivalent to US$ 37.0 million) from Banco do Brasil S.A. (BDB) (“the BDB Facility”) due between 2012 and 2020.

Syndicated Loan and BNDES Loan Facility

The amended Syndicated Loan bears interest at LIBOR plus 2.65 % per annum and the BNDES Loan Facility bears interest at a country-specific variable rate (“TJLP rate”) plus 4.05% per annum (TJLP at December 31, 2011 was 6.00%). The Syndicated Loan and the BNDES Loan Facility contain certain customary financial covenants, events of default and restrictions which require us to meet pre-defined financial ratios, among other restrictions, as well as restrictions on the payment of dividends, except as would not result in a breach of the financial covenants. These financial covenants are measured on an annual basis as of the end of each fiscal year. Certain covenants are measured on a combined basis aggregating the borrowing subsidiaries and others are measured on an individual basis. Under the Syndicated Loan, defaults by either Adecoagro Vale do Ivinhema, UMA, Adeco Agropecuária Brasil S.A. or Adeco Brasil Participações S.A. (some of our subsidiaries in Brazil) on any indebtedness with an aggregate principal amount over US$ 500,000 can result in acceleration of the full outstanding loan amount due to the syndicate of banks. The obligations under this facility are secured by (i) a mortgage of the Takuare farm; (ii) a pledge on the capital stock (“quotas”) of Adecoagro Vale do Ivinhema; and (iii) liens over the Angélica mill and equipment, all of which are property of Adecoagro Vale do Ivinhema.

The financial covenants are defined as follows:

	2011	2012 to 2013	2014 to 2018
Financial ratios:
Debt Service Coverage Ratio (individual)	> 1.00	> 1.00	> 1.30
Liquidity Ratio (individual)	> 1.00	> 1.00	> 1.00
Liquidity Ratio (aggregate)	> 1,00	> 1.20	> 1.20
Interest Coverage Ratio (aggregate)	> 2.00	> 4.00	> 4.00
Net Bank Debt / EBITDA (aggregate)	< 3.00	< 3.00	< 3.00

During 2011 and 2010 we were in compliance with all financial covenants.

IDB Facility

The amended IDB Facility is divided into a seven-year US$20 million tranche (“Tranche A”) and a five-year $60 million tranche (“Tranche B”). Tranche A originally bore interest at 180-day LIBOR plus 5% per annum although subsequently revised to a fixed rate of 6.11125% per annum. Tranche B bears interest at 180-day LIBOR plus 4.45% per annum, we entered into a floating to fix interest rate forward swap, fixing LIBOR at 1.25%, effective May 2012. Pursuant to this amendment we got a new disbursement of $ 30.8 million.

Payment of principal plus interest of both tranches are made on a bi-annual basis. The proceeds of this loan were used to make capital investments and refinance short-term debt. The IDB Facility is collateralized by property, plant and equipment with a net book value of US$41.5 million, by a mortgage over (i) Carmen and La Rosa farms which are property of Adeco Agropecuaria S.A.; and (ii) El Meridiano farm which is the property of Pilagá S.A.

Under the IDB Facility, defaults by either Adeco Agropecuaria S.A. or Pilagá S.A. on any indebtedness with an aggregate principal amount over $ 3.0 million can result in acceleration of the full outstanding loan amount due to the IDB. The IDB Facility also contains certain customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions, as well as restrictions on the payment of dividends. The financial covenants are measured in accordance with generally accepted accounting principles in Argentina and measured both on quarterly or annually basis.

During 2011, Adeco Agropecuaria S.A. and Pilagá S.A. were in compliance with all financial covenants.

The amendment signed on November 9, 2011, modified the terms of the existing financial ratio covenants, pursuant to these amended financial ratios Adeco Agropecuaria S.A. and Pilagá S.A. are now required to meet yearly the following financial ratios (measured on a combined basis):

	2011	2012	2013	2014	2015	2016	2017	2018
Total Debt (>; in millions)(i)	150	155	160	160	160	160	160	160
Current Ratio (>)	1,10x	1,10x	1,15x	1,20x	1,20x	1,20x	1,20x	1,20x
Interest Coverage Ratio (>)	2,10x	2,15x	2,20x	2,25x	2,30x	2,40x	2,50x	2,60x
Liabilities to Equity (<)	1,60x	1,70x	1,70x	1,70x	1,70x	1,70x	1,70x	1,70x

(i)	Measured on a quarterly basis.

BDB Facility

In July 2010, Adecoagro Vale do Ivinhema, a Brazilian subsidiary , entered into a Reais-denominated 70.0 million loan (equivalent to $ 37.3 million as of December 31, 2011) with Banco do Brasil S.A. due in 2020. The BDB Facility bears a fixed interest rate of 10% per annum with a bonus performance of 15% and is repayable on a monthly basis starting in August 2012 and ending in July 2020 (until August 2012, interest will be pay be quarterly). Under this facility, defaults by either Adecoagro Vale do Ivinhema or any of the Brazilian subsidiaries on any indebtedness can result in acceleration of the full outstanding loan amount due to BDB. It contains customary covenants and restrictions. Adecoagro Vale do Ivinhema’s obligations under the BDB Facility is secured by (i) a first mortgage of the Sapálio farm, which is owned by Adecoagro Vale do Ivinhema. and (ii) a first pledge on the equipment acquired or to be acquired by Adecoagro Vale do Ivinhema with the proceeds of such facility. Adecoagro Vale do Ivinhema is currently not, and has not been, in violation of any of the financial ratio covenants for the BDB Facility. The following table lists the financial ratios covenants Adecoagro Vale do Ivinhema subsidiary is currently required to meet under the BDB Facility:

Financial Ratios	2011 to 2013	2014 to 2020
Debt Service Coverage Ratio (individual)	>1.00	>1.30
Liquidity Ratio (individual)	>1.00	>1.00

Deutsche Bank Facility (“DB Facility”)

On July 28, 2010, Adecoagro Vale do Ivinhema entered into a U.S. dollar-denominated 50.0 million facility with Deutsche Bank AG London Branch, due in 2013. It bore an annual interest at a variable rate equal to LIBOR plus 8.5%. On August 3, 2011 we prepaid outstanding amounts under the DB Facility.

Short-term Debt. As of December 31, 2011, our short term debt totaled $157.2 million.

We maintain lines of credit with several banks in order to finance our working capital requirements. We believe that we will continue to be able to obtain additional credit to finance our working capital needs in the future based on our past track record and current market conditions.

Capital Expenditure Commitments

Capital expenditures totaled 165.3, $130.6 million and $138.6 million for the years ended December 31, 2011, 2010 and 2009, respectively. See “Item 4. Information on the Company—A. History and Development of the Company—Principal Capital Expenditures”.

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

In connection with our Sugar, Ethanol and Energy business in Brazil, we have entered into an agreement with Syngenta Proteção de Cultivos Ltda. (“Syngenta”) for the supply and development of new sugarcane planting technology, known as Plene. Syngenta has developed this new innovative technology based on a novel approach for planting sugarcane from smaller cane segments using proprietary treatments that aims to reduce planting costs. This technology, which was launched in 2010, has never been tested in several different regions to be commercially applied in 2012.

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

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our significant contractual obligations and commitments as of December 31, 2011:

	Less Than One Year	One to Three Years	Three to Five Years	Thereafter	Total
	(In millions of $)
Bank loans(l)	166.7	104.8	118.5	26.4	416.4
Leases	74.5	15.3	24.0	15.3	129.1
Acquisition of subsidiaries	35.7	—	—	—	35.7

Total	241.2	120.1	142.5	41.7	545.5

(1)	Includes interest.

G. SAFE HARBOR

See section entitled “Forward-Looking Statements” in this annual report for forward-looking statement safe harbor provisions.

Item 6. Directors, Senior Management and Employees

A. DIRECTORS AND SENIOR MANAGEMENT

Board of Directors

The following table sets forth information for our directors as of the date of this annual report:

Name	Position	Date of Appointment	Age	Initial Term
Abbas Farouq Zuaiter	Chairman	2012	44	3 year
Alan Leland Boyce	Director	2011	52	2 years
Guillaume van der Linden	Director	2012	52	3 year
Paulo Albert Weyland Vieira	Director	2011	46	2 years
Mariano Bosch	Director	2011	42	3 years
Plínio Musetti	Director	2011	58	3 years
Mark Schachter	Director	2012	33	3 year
Julio Moura Neto	Director	2011	60	3 years
Andrés Velasco Brañes	Director	2011	51	2 years

Plínio Musetti; Mark Schachter and Julio Moura Neto qualify as independent directors, and the other directors are not independent in accordance with the SEC rules.

A description of the main tasks currently performed by each director as well as a description of each director’s employment history and education follows:

Abbas (“Eddy”) Farouq Zuaiter. Mr. Zuaiter has been a member of the Company’s board of directors since 2003. Mr. Zuaiter is the Chief Operating Officer and member of the Management committee of Soros Fund Management LLC. Prior to his joining Soros Fund Management LLC in October 2002, Mr. Zuaiter was an Assurance and Business Advisory Partner at PricewaterhouseCoopers LLP where he was employed from April 1994 to September 2002, and Chief Financial Officer and Head of Fixed Income, Currency and Commodity Trading at AFN Associates, Inc in David, California from September 1991 until March 1994. Mr. Zuaiter currently serves on the boards of Gavilon Holdings LLC, an Omaha, Nebraska based private company providing physical distribution, merchandising and trading across grains, feed ingredients, fertilizers and energy products. He is also currently a member of the board of directors of several charitable organizations or non-profit entities. Mr. Zuaiter received his BSBA in Accounting and Finance from Georgetown University in May 1989. Mr. Zuaiter is an American citizen.

Alan Leland Boyce. Mr. Boyce is a co-founder of Adecoagro and has been a member of IFH’s and the Company’s board of directors since 2002. Since 2005, Mr. Boyce has been the Chief Executive Officer of Absalon, a joint venture between Soros and VP Securities, where he works to implement the beneficial aspects of the Danish mortgage system in the U.S and other countries. Mr. Boyce is a founder and Vice-President of Boyce Land Co. Inc., a farmland management company formed in 1986 that runs farmland limited partnerships in the U.S. , with a concentration in Indiana and California. Mr. Boyce is also the founder and CEO of Westlands Solar Farms, LLC, a California renewable energy company formed in 2009. Mr. Boyce is Chairman and co-founder of Materra, LLC, a California agricultural production company. Materra was formed in 2010 and is currently the owner and operator of over 10,000 acres of highly productive farmland. Mr. Boyce is also a co-founder and Director of Agrica Ltd, which was started in 2006 to develop sustainable agribusiness in Africa. Agrica is Tanzania’s largest rice grower. Mr. Boyce formerly served as the director of special situations at Soros from 1999 to 2007, where he managed an asset portfolio of the Quantum Fund and had principal operational responsibilities for the bulk of the fund’s investments in South America. Mr. Boyce also served as managing director in charge of fixed-income arbitrage at Bankers Trust from 1986 to 1999, as senior managing director for investment strategy at Countrywide Financial from 2007 to 2008, and worked at the U.S. Federal Reserve Board from 1982 to 1984. He graduated with a degree in Economics from Pomona College, and has a Masters in Business Administration from Stanford University. Mr. Boyce is an American citizen.

Guillaume van der Linden Mr. van der Linden has been a member of the Company’s board of directors since 2009. Since 2007, Mr. van der Linden has been Head of Investment Management at PGGM Vermogensbeheer B.V., responsible for investments in emerging markets credit. From 1993 to 2007, Mr. van der Linden worked for ING Bank in various roles, including in risk management and derivatives trading. From 1988 to 1993, Mr. van der Linden was employed as a management consultant for KPMG and from 1985 to 1988 as a corporate finance analyst for Bank Mees & Hope. Mr. van der Linden graduated with Masters degrees in Economics from Erasmus University Rotterdam and Business Administration from the University of Rochester. Mr. van der Linden is a Dutch citizen.

Paulo Albert Weyland Vieira. Mr. Vieira has been a member of the Company’s board of directors since 2005. Since 1995, Mr. Vieira has been the founding partner of Vieira, Rezende, Barbosa e Guerreiro Advogados, a law firm in Brazil. Mr. Vieira’s family has been in the sugar and ethanol business for over 50 years, and Mr. Vieira served as a Director of UMA, a sugar and ethanol mill in Brazil, from 1990 to 2006, when UMA was acquired by us. From 1995 to 2006, Mr. Vieira served as a professor of banking and commercial law at the Faculdade de Direito da Pontificia Universidade Católica do Rio de Janeiro. He graduated with a degree in law from the Faculdade de Direito da Pontificia Universidade Católica do Rio de Janeiro and has a Masters in Law from Cambridge University Law School. Mr. Vieira is a Brazilian citizen.

Mariano Bosch. Mr. Bosch is a co-founder of Adecoagro and has been the Chief Executive Officer for all operations in Argentina, Brazil and Uruguay since inception and a member of the Company’s board of directors. From 1995 to 2002, Mr. Bosch served as the founder and Chief Executive Officer of BLS Agribusiness, an agricultural consulting, technical management and administration company. Mr. Bosch is also currently a member of the advisory board of Teays River Investments LLC, a farmland investment management firm in North America. Mr. Bosch has over 18 years of experience in agribusiness development and agricultural production. He actively participates in organizations focused on promoting the use of best practices in the sector, such as the Argentine Association of Regional Consortiums for Agricultural Experimentation (AACREA) and the Conservational Production Foundation (Producir Conservando). He graduated with a degree in Agricultural Engineering from the University of Buenos Aires. Mr. Bosch is an Argentine citizen.

Plínio Musetti. Mr. Musetti has been a member of the Company’s board of directors since 2011 and an observer since 2010. Mr. Musetti is a partner responsible for the private equity investments at Pragma Patrimonio, a Brazilian family office, since June 2010. From 2008 to 2009, Mr. Musetti served as the Chief Executive Officer of Satipel Industrial S.A., leading the company’s initial public offering process and aiding its expansion plan and merger with Duratex S.A. From 1992 to 2002, Mr. Musetti served as the Chief Executive Officer of Elevadores Atlas, during which time he led the company’s operational restructuring, initial public offering process and the sale to the Schindler Group. From 2002 to 2008, Mr. Musetti served as a partner at JP Morgan Partners and Chief Executive Officer of Vitopel S.A. (JP Morgan Partners’ portfolio company), where he led its private equity investments in Latin America. Mr. Musetti has also served as a Director of Diagnósticos de America S.A. from 2002 to 2009. In addition, Mr. Musetti is currently serving as a Board member of Elevadores Atlas S.A., Portobello S.A. and RaiaDrogasil S.A. Mr. Musetti graduated with degrees in Civil Engineering and Business Administration from Mackenzie University and attended the Program for Management Development at Harvard Business School in 1989. Mr. Musetti is a Brazilian citizen.

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

Julio Moura Neto. Mr. Moura has been a member of the Company’s board of directors since 2011. Mr. Moura has been a board member and chairman of the strategy committee of Natura Cosméticos, a leading public Brazilian cosmetics since 2007. Mr Moura is also a board member of Cencosud S.A. and Brinox Metalúrgica S.A. since 2011.

From 2006 to 2011 he was also a member of the Executive Committee of the World Business Council for Sustainable Development (WBCSD) in Geneva. From 1997 to 2007, he was Chairman of the board of directors and CEO of Nueva Group, a Swiss holding company with leading positions in planted, certified forests, agricultural products and building materials sectors. From 2002 to 2007, Mr. Moura served as chairman of the board of Terranova, a public Chilean forestry company and as chairman of the board of Masisa S.A., a public Chilean forestry and wooden boards company. He also served as chairman and CEO of Amanco, the leading Latin American plastic pipes producer, from 1997 to 2007; as a member of the executive board of Schindler, the Swiss Elevator Company from 1992 to 1997; as a member of the executive board and head of the Latin American Division of Sika, a Swiss specialty chemicals company, from 1984 to 1992; and as a member of the board of directors of Swiss companies Messerli AG and of Aliva AG from 1988 to 1992. From 1980 to 1983, Mr. Moura worked for Booz, Allen & Hamilton, participating and leading several assignments in Europe in strategy and supply chain management. Mr. Moura graduated with a degree in Mechanical Engineering from the Swiss Federal Institute of Technology (ETH) in Zurich, Switzerland and holds a Masters degree in Management from MIT Sloan School of Management. Mr. Moura is dual Brazilian and Swiss citizen.

Andres Velasco Brañes. Mr. Velasco has been a member of the Company’s board of directors since 2011. Mr. Velasco was the Minister of Finance of Chile between March 2006 and March 2010, and was also the president of the Latin American and Caribbean Economic Association from 2005 to 2007. Prior to entering the government sector, Mr. Velasco was Sumitomo-FASID Professor of Development and International Finance at Harvard University’s John F. Kennedy School of Government, an appointment he had held since 2000. From 1993 to 2000, he was Assistant and then Associate Professor of Economics and the director of the Center for Latin American and Caribbean Studies at New York University. During 1988 to 1989, he was Assistant Professor at Columbia University. Currently Mr. Velasco serves as Adjunct Professor of Public Policy at Harvard University, and a Tinker Visiting Professor at Columbia University. He also performs consulting services on various economic matters rendering economic advice to an array of clients, including certain of our shareholders. Mr. Velasco holds a Ph.D. in economics from Columbia University and was a postdoctoral fellow in political economy at Harvard University and the Massachusetts Institute of Technology. He received an B.A. in economics and philosophy and an M.A. in international relations from Yale University. Mr. Velasco is a Chilean citizen.

Executive Officers

The following table shows certain information with respect to our senior management as of the date of this annual report:

Name	Position	Year Designated	Age

Mariano Bosch	Chief Executive Officer	2002	42
Carlos A. Boero Hughes	Chief Financial Officer	2008	46
Emilio F. Gnecco	Chief Legal Officer	2005	36
Walter Marcelo Sanchez	Chief Commercial Officer	2002	50
Mario José Ramón Imbrosciano	Director of Business Development	2003	42
Leonardo Berridi	Country Manager for Brazil	2004	52
Marcelo Vieira	Director of Sugar and Ethanol Operations	2005	60
Ezequiel Garbers	Country Manager for Argentina and Uruguay	2003	46

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

Marcelo Vieira. Mr. Vieira is the head of Adecoagro’s sugar, ethanol and energy operations and a member of Adecoagro’s Senior Management since 2005. He was the Chief Executive Officer and owner of Usina Monte Alegre Ltda. at the time of our purchase of the company. He is currently a member of the Board of Directors of Uniäo da Industria de Cana-de-Acucar (ÚNICA). He has managed agricultural and agribusiness companies for over 34 years, including at Usina Monte Alegre Ltda., Alfenas Agrícola Ltda., Alfenas Café Ltda. and Fazenda Mimoso S.A., and has been President or Director of various industry associations, such as the Brazil Specialty Coffee Association, the Specialty Coffee Association of Europe, Sociedade Rural Brasileira and the Sindicato do Acucar de Minas Gerais. Mr. Vieira holds a degree in Mechanical Engineering from PUC University in Rio de Janeiro and graduate degree in Food Industry Management and Marketing from the University of London’s Imperial College.

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

B. COMPENSATION

Compensation of Directors and Executive Officers

The compensation of the Company’s directors is approved annually at the ordinary general shareholders’ meeting. The aggregate compensation earned by our directors amounted to $ 530 thousands in cash and a grant of up to a total of 97,158 restricted shares.

The aggregate compensation of our executive officers during 2011 amounted to approximately $5.1 million in cash and 316,435 restricted stock units granted to our officers and directors. These grants were made under the 2010 Adecoagro Restricted Share and Restricted Stock Unit Plan. See “—E. Share Ownership—Share Options and Restricted Share and Restricted Stock Unit Plan.”

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

Audit Committee

The Company’s articles of incorporation provide that the board of directors may set up an audit committee. The board of directors has set up an Audit Committee composed by independent directors and has appointed, pursuant to board resolutions dated January 10, 2011, Mr. Plínio Musetti (Chairman) , Mr. Mark Schachter and Mr. Julio Moura Neto, as members of its audit committee.

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

Compensation Committee

The Company has a Compensation Committee that reviews and approves the compensation and benefits of the executive officers and other key employees, and makes recommendations to the board of directors regarding principles for compensation, performance evaluation, and retention strategies. It is responsible for administering our share option plans and our restricted share and restricted stock unit plan for executive officers and other key employees. See “—E. Share Ownership—Share Options and Restricted Share and Restricted Stock Unit Plan.” The committee has the discretion to interpret and amend the Plan, and delegate to the Chief Executive Officer the right to award equity-based compensation to executive officers and other key employees. The committee meets at least once a year and as needed on the initiative of the Chief Executive Officer or at the request of one of its members. The members of the Compensation Committee, appointed pursuant to board resolutions dated January 10, 2011 and November 11, 2011, are Mr. Julio Moura Neto (Chairman), Abbas Farouq Zuaiter and Mr. Paulo Albert Weyland Vieira.

Risk and Commercial Committee

The Company has a Risk and Commercial Committee that has the duty to (i) make such inquiries as are necessary or advisable to understand and evaluate material business risks and risk management processes as they evolve from time to time; (ii) review with the board of directors and management the guidelines and policies to govern the process for assessing and managing risks; (iii) discuss and review with the board of directors management’s efforts to evaluate and manage the Company’s business from a risk perspective; (iv) request input from the board of directors, management and operating staff, as well as from outside resources, as it may deem necessary; (v) discuss with the board of directors and management which elements of enterprise risk are most significant, the prioritization of business risks, and make recommendations as to resource allocation for risk management and risk mitigation strategies and activities; and (vi) oversee the development of plans for risk mitigation in any area which it deems to be a material risk to the Company; and monitor management’s implementation of such plans, and the effectiveness generally of its risk mitigation strategies and activities.

The committee meets at least four times a year and as often as deemed necessary or appropriate in its judgment. The members of the Risk and Commercial Committee appointed by the board meeting held on May 13, 2011 are Mr. Alan Leland Boyce (Chairman), Mr. Abbas Farouq Zuaiter and Mr. Andrés Velasco Brañes.

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

The committee meets at least four times a year and as often as deemed necessary or appropriate in its judgment. The members of Strategy Committee appointed by the board meetings held on May 13, 2011 and November 11, 2011 are Mr. Abbas Farouq Zuaiter (Chairman), Guillaume van der Linden and Mr. Plinio Mussetti.

D. EMPLOYEES

Employees

On December 31, 2011, we had 5,560 employees, of whom 95% were unionized. Approximately 9% of our workforce is comprised of temporary workers. We comply with all labor laws. Historically, we have had a positive relationship with the trade unions.

The following table sets forth our number of employees by each of our business segments:

	As of December 31,
	2011	2010	2009	2008
Farming and Land Transformation	1,534	1,425	1,231	1,235
Sugar and Ethanol	3,383	3,276	3,567	2,848

Administrative	643	562	492	461

Total	5,560	5,263	5,290	4,544

We do not have any severance agreements with our senior executive directors and managers.

Benefits

The benefits granted to our employees follow the market standard, including meals, health plans, Spanish and English language lessons, financial aid for junior employees who are still in college, transportation and parking. For senior management, we also provide vehicles.

E. SHARE OWNERSHIP

Share Ownership

The total number of shares of the Company beneficially owned by our directors and executive officers, as of the date of this annual report, was 6,017,081, which represents 4.99% of the total shares of the company. See table in “Item 7. Major Shareholders and Related Party Transactions” for information regarding share ownership by our directors and executive officers.

Share Options and Restricted Share and Restricted Stock Unit Plan

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

Granted Options

Under the 2004 Plan, as of the date of this annual report, options to purchase 2,133,797 ordinary shares were granted and the weighted average exercise price of all granted options was $6.68. Under the 2007/2008 Plan, as of the same date, options to purchase 2,037,509 ordinary shares were granted, and the weighted average exercise price of all granted options was $13.06.

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

Adecoagro S.A. Amended and Restated Restricted Share and Restricted Stock Unit Plan

On November 11, 2011, the Board of Directors of the Company approved the amendment and restatement of the Adecoagro S.A. Restricted Share Plan, now known as the Amended and Restated Restricted Share and Restricted Stock Unit Plan (the “Plan”).

The Plan provides for awards of restricted shares or restricted stock units to employees, officers, members of the board of directors and other service providers of the Company. The purpose of the Plan is to further align the interests of participants with those of the shareholders by providing participants with long-term incentive compensation opportunities tied to the performance of the Company’s ordinary shares.

The maximum number of ordinary shares with respect to which awards may be made under the Plan is 1,801,038 ordinary shares. The Committee anticipates that such number of shares will be sufficient for grants of awards under the Plan for a period of five years. To the extent any award under the Plan is canceled, expired, forfeited, surrendered settled in cash, or otherwise terminated without delivery of shares the shares retained by or returned to the Company will again be available for future awards under the Plan. The shares available for issuance as well as outstanding awards under the Plan are subject to adjustment in the event of a reorganization, stock split, merger or similar change. Under the Plan, as of the date of this annual report, only 743,728 restricted shares were granted to directors, senior management and employees.

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

The number of restricted shares or restricted stock units awarded to individuals each year will be based on Company performance. Once awarded, the restricted shares or restricted stock units are subject to a service-based vesting schedule and vest in three equal annual installments on the first three anniversaries of the date of grant, subject only to the participant’s continued service to the Company as of each applicable vesting date. Restricted stock units are payable following the vesting of an award in shares.

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

	Plan under which awards were granted	Number of restricted shares	Number of ordinary shares to be issued upon exercise of options	Exercise price per ordinary share ($)	Date of Grant	Expiration date
Directors and Executive Officers
Abbas Farouq Zuaiter	2010	*	—	—	5/13/2011
Alan Leland Boyce	2010	4,937	—	—	5/13/2011
Guillaume van der Linden	2010	*	—	—	5/13/2011
Paulo Albert Weyland Vieira	2010	*	—	—	5/13/2011
Plínio Musetti	2010	*	—	—	5/13/2011
Mark Schachter	2010	*	—	—	5/13/2011
Julio Moura Neto	2010	*	—	—	5/13/2011
Andrés Velasco Brañes	2010	*	—	—	5/13/2011
Mariano Bosch	2004	—	173,236	$5.82674	1/05/2004	1/05/2014
	2004	—	135,314	$5.82674	1/08/2005	1/08/2015
	2004	—	28,038	$5.82674	1/06/2006	1/06/2016
	2004	—	29,504	$7.10862	1/06/2006	1/06/2016
	2004	—	112,740	$8.62358	1/07/2006	1/07/2016
	2007	—	112,833	$12.81883	11/13/2007	11/13/2017
	2007	—	86,306	$13.40150	1/30/2009	1/30/2019
	2010	47,512	—	—	4/01/2011
	2010	4,937	—	—	5/13/2011
	2010	75,978	—	—	4/01/2012
Carlos A. Boero Hughes	2004	—	*	$5.82674	8/25/2008	8/25/2018
	2004	—	*	$7.10862	8/25/2008	8/25/2018
	2007	—	*	$12.81883	8/25/2008	8/25/2018
	2007	—	*	$13.40150	1/30/2009	1/30/2019
	2010	*	—	—	4/01/2011
	2010	*	—	—	4/01/2012
Emilio F. Gnecco	2004	—	*	$5.82674	1/6/2007	1/6/2017
	2004	—	*	$8.62358	1/6/2007	1/6/2017
	2007	—	*	$12.81883	11/13/2007	11/13/2017
	2007	—	*	$13.40150	1/30/2009	1/30/2019
	2010	*	—	—	4/01/2011
	2010	*	—	—	4/01/2012

Walter Marcelo Sanchez	2004	—		*		$5.82674	1/5/2004	1/5/2014
	2004	—		*		$5.82674	1/8/2005	1/8/2015
	2004	—		*		$5.82674	1/6/2006	1/6/2016
	2004	—		*		$7.10862	1/6/2006	1/6/2016
	2004	—		*		$8.62358	1/7/2006	1/7/2016
	2007	—		*		$12.81883	11/13/2007	11/13/2017
	2007	—		*		$13.40150	1/30/2009	1/30/2019
	2010	*		—		—	4/01/2011
	2010	*		—		—	4/01/2012
Mario José Ramón Imbrosciano	2004	—		*		$5.82674	1/5/2004	1/5/2014
	2004	—		*		$5.82674	1/8/2005	1/8/2015
	2004	—		*		$5.82674	1/6/2006	1/6/2016
	2004	—		*		$7.10862	1/6/2006	1/6/2016
	2004	—		*		$8.62358	1/7/2006	1/7/2016
	2007	—		*		$12.81883	11/13/2007	11/13/2017
	2007	—		*		$13.40150	1/30/2009	1/30/2019
	2010	*		—		—	4/01/2011
	2010	*		—		—	4/01/2012
Leonardo Berridi	2004	—		*		$5.82674	1/5/2004	1/5/2014
	2004	—		*		$5.82674	1/8/2005	1/8/2015
	2004	—		*		$5.82674	1/6/2006	1/6/2016
	2004	—		*		$7.10862	1/6/2006	1/6/2016
	2004	—		*		$8.62358	1/7/2006	1/7/2016
	2007	—		*		$12.81883	11/13/2007	11/13/2017
	2007	—		*		$13.40150	1/30/2009	1/30/2019
	2010	*		—		—	4/01/2011
	2010	*		—		—	4/01/2012
Marcelo Vieira	2004	—		51,487		$5.82674	1/2/2006	1/2/2016
	2004	—		56,370		$8.62358	1/7/2007	1/7/2017
	2007	—		102,576		$12.81883	11/13/2007	11/13/2017
	2007	—		62,818		$13.40150	1/30/2009	1/30/2019
	2010	23,223		—		—	4/01/2011
	2010	*		—		—	4/01/2012
Ezequiel Garbers	2004	—		*		$5.82674	1/5/2004	1/5/2014
	2004	—		*		$5.82674	1/8/2005	1/8/2015
	2004	—		*		$5.82674	1/6/2006	1/6/2016
	2004	—		*		$7.10862	1/6/2006	1/6/2016
	2004	—		*		$8.62358	1/7/2006	1/7/2016
	2007	—		*		$12.81883	11/13/2007	11/13/2017
	2007	—		*		$13.40150	1/30/2009	1/30/2019
	2010	*		—		—	4/01/2011
	2010	*		—		—	4/01/2012
Directors and Executive Officers as a group		625,245	(1)	2,996,971	(2)

*	Upon the exercise of all options, would beneficially own less than 1% of total number of outstanding shares.
(1)	Consists of 165,791 vested restricted shares as of April 20, 2012 and 459,454 unvested restricted shares.
(2)	Consists of 2,829,983 options exercisable as of April 20, 2012 and 166,988 unvested options.

Item 7. Major Shareholders and Related Party Transactions

A. MAJOR SHAREHOLDERS

The following table sets forth the beneficial ownership of our shares for (1) each person known to us to own beneficially at least 5% of our common shares and (2) our directors and executive officers, based on the information most recently available to the Company, as of December 31, 2011.

As of December 31, 2011, we had 120,531,045 outstanding shares. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days from December 31, 2011, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Number	Percent
Principal Shareholders:
Quantum Partners LP (l)	25,384,049	21.06
HBK Master Fund LP(2)	20,471,770	16.98
Stichting Pensioenfonds Zorg en Welzijn(3)	15,307,824	12.70
Al Gharrafa Investment Company(4)	12,562,906	10.42

Directors and Executive Officers
Abbas Farouq Zuaiter	*	*
Alan Leland Boyce	1,393,169	1.14
Guillaume van der Linden	*	*
Paulo Albert Weyland Vieira (5)	*	*

Mariano Bosch(6)	838,901	0.69
Plínio Musetti	*	*
Mark Schachter	*	*
Julio Moura Neto	*	*
Andrés Velasco Brañes	*	*
Carlos A. Boero Hughes	*	*
Emilio F. Gnecco	*	*
Walter Marcelo Sanchez	*	*
Mario José Ramón Imbrosciano	*	*
Leonardo Berridi	*	*
Marcelo Vieira(7)	1,105,331	0.91
Ezequiel Garbers	*	*
	6,017,081	4.99

*	Beneficially owns less than 1% based on the total number of outstanding shares.
(1)	Soros Fund Management LLC serves as principal investment adviser to Quantum Partners LP.
(2)	The address of HBK Master Fund LP is Maples Corporate Services Ltd.: PO BOX 309, Ugland House, George Town, Grand Cayman KY1-1104, Cayman Islands / Notice Address: HBK Master Fund L.P. %HBK Services LLC, Attn: Legal department, 2101 Cedar Spring Road, Suite 700, Dallas TX 75201, USA.
(3)	Includes the purchase of 4,500,000 shares by Stichting, Pensioenfonds Zorg en Welzijn in our IPO. The address of Stichting Pensioenfonds Zorg en Welzijn is P.O. BOX 4001 NL-3700 KA Zeist The Netherlands.
(4)	The address of Al Gharrafa Investment Company is Walker House, 87 Main Street, George Town, Grand Cayman, KY1-9005, Cayman Islands. Includes 7,377,598 common shares we issued and sold to Al Gharrafa at a purchase price of $10.65 per share, pursuant to an agreement entered into on January 6, 2011. See exhibit 4.28.
(5)	Mr. Vieira filed a motion of Proposed Sale on Form 144 with the SEC dated April 10, 2012 with respect to 96,827 shares of the Company.
(6)	Includes 656,394 shares issuable upon exercise of options held by Mr. Bosch that are exercisable within 60 days of December 31, 2011. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership—Share Options and Restricted Share and Restricted Stock Unit Plan.”

(7)	Includes 257,546 shares issuable upon exercise of options held by Mr. Vieira that are exercisable within 60 days of December 31, 2011. Mr. Vieira is the owner of Liuede Holdings Ltd. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership—Share Options and Restricted Share and Restricted Stock Unit Plan.”

As of March 7, 2012, 93,900,221 shares, representing 77.89% of our outstanding common shares are held by United States record holders.

B. RELATED PARTY TRANSACTIONS

Share Purchase and Sale Agreement and UMA Right of First Offer Agreement

In connection with the Share Purchase and Sale Agreement, the IFH Parties also entered into a Right of First Offer Agreement with Marcelo Weyland Barbosa Vieira, Paulo Albert Weyland Vieira, Mario Jorge de Lemos Vieira, and Corina de Almeida Leite, each of which is a current indirect shareholder in IFH, (together the “UMA Members”), dated February 16, 2006, whereby the IFH Parties agreed to grant the UMA Members a right of first offer to acquire the shares of UMA, or all or substantially all of the assets of UMA, or the real property or plot of land where the commercial offices of UMA is currently located and which is currently subject to a right-of-way and easement agreement granted to Mario Corina, AlFenas Agrícola Ltda. The rights granted to each of the UMA Members, their permitted affiliates, assignees, successors or heirs under such agreement are only in effect for as long as such entities hold such an equity interest in IFH or any of its affiliates.

Milk Supply Agreement

In November 2007, Adeco Agropecuaria S.A. entered into a milk supply offer agreement with La Lácteo S.A., which was later amended on February 1, 2010, and pursuant to which Adeco Agropecuaria S.A. committed to sell to La Lácteo, and La Lácteo committed to purchase, approximately 80,000 liters of our milk production per day, subject to certain conditions. Notwithstanding the above, Adeco Agropecuaria S.A. is not obligated to sell to La Lácteo and La Lácteo is not obligated to purchase from Adeco Agropecuaria S.A., more than 50% of its milk requirements for a four-month period, provided, however, that our milk production in excess of such volume is managed by La Lácteo S.A. in order to take advantage of the best valuation opportunities as industry sales in the raw milk spot market. The milk supply offer agreement fixes the price of milk that La Lácteo pays to Adeco Agropecuaria S.A. at the average milk price for each month plus a 3% premium. The milk supply agreement terminates in November 2017. If Adeco Agropecuaria S.A. receives a proposal from a third party to purchase milk that is more favorable to Adeco Agropecuaria S.A. than the terms set forth in the milk supply agreement with La Lácteo, Adeco Agropecuaria S.A. may sell milk to such third party. However, La Lácteo has a right of first refusal on Adeco Agropecuaria S.A.’s receipt of such third-party offer to purchase milk from Adeco Agropecuaria S.A. at the specified higher price. For the years ended December 31, 2011, 2010 and 2009, we recognized sales of goods net of related expenses, amounting to $ 16.5 million, $13.4 million and $10.8 million respectively, in connection with this agreement.

Agriculture Partnership Agreements

Some of our agriculture partnership agreements are entered into with certain minority shareholders of the Company, for a total of 8,418 hectares. For the years ended December 31, 2011, 2010 and 2009, we recorded other net receivables for payments in advance amounting to nil, $0.3 million and $0.8 million, respectively, and recognized expenses amounting to $3.1 million, $3.3 million and $2.2 million, respectively, in connection with these agreements.

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

Legal and Administrative Proceedings

We are subject to several laws, regulations and business practices of the countries in which we operate. In the ordinary course of business, we are subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, social security, labor lawsuits and other matters. We accrue liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Currently, we are not engaged in any material litigation or arbitration and no material litigation or claims are known to us to be pending or threatened against us which, either alone or on a combined basis, may result in an adverse effect on our business, results of operations, or cash flows.

As of December 31, 2011, the total amounts accrued in respect of legal and administrative proceedings was $ 4.3 million.

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

Our subsidiaries are subject to certain restrictions on their ability to declare or pay dividends. For example, the loan agreement with the Inter-American Development Bank prohibits Adeco Agropecuaria S.A. and Pilagá S.A. from paying dividends or other restricted payments if such payments would cause these two subsidiaries to exceed certain financial ratios or in the case of an event of default. The Adecoagro Vale do Ivinhema Prepayment Export Facility also imposes similar limitations on the ability of our Brazilian subsidiaries to pay dividends. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness and Financial Instruments.”

B. SIGNIFICANT CHANGES

Except as otherwise disclosed in this annual report, there has been no undisclosed significant change since the date of the annual Consolidated Financial Statements.

Item 9. The Offer and Listing

A. OFFER AND LISTING DETAILS

Our common shares have been listed on the NYSE under the symbol “AGRO” since January 28, 2011. Our issued share capital amounts to $180,800,123, represented by 120,533, 415 (of which 2,370 were treasury shares) shares with a nominal value of $1.50 each. All issued shares are fully paid up.

The table below sets forth, for the period indicated, the reported high and low closing prices for our common shares listed on the NYSE.

	Price per Share
Full financial Quarters Since Listing	High	Low
First quarter	13.50	11.99
Second quarter	13.47	10.27
Third quarter	11.97	8.62
Fourth Quarter	9.72	7.42

	Price per Share
Last Six Months	High	Low
November 2011	9.35	7.54
December 2011	9.53	7.91
January 2012	9.40	8.03
February 2012	9,76	9.07
March 2012	11.05	8.60
April 1 to April 20 2012	12.70	11.49

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

Our common shares have been listed on the NYSE under the symbol “AGRO” since January 28, 2011. See “—A. Offer and Listing Details.”

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

General

Adecoagro is a Luxembourg société anonyme (public company limited by shares) ). The Company’s legal name is “Adecoagro S.A.” Adecoagro was incorporated on June 11, 2010 and on October 26, 2010 all the shares in issue in Adecoagro were acquired by IFH LP.

On October 30, 2010, the members of IFH LP transferred pro rata approximately 98% of their membership interests in IFH LP to Adecoagro in exchange for common shares of Adecoagro.

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

Share Capital

As of December 31, 2011 our issued share capital amounted to $180,800,123, represented by 120,533,415 shares in issue (of which 2,370 were treasury shares) with a nominal value of $1.50 each. All issued shares are fully paid up.

There were 120,531,045 common shares outstanding.

We have an authorized unissued share capital of $3,000,000,000, including the issued share capital as of December 31, 2011 of $180,800,123 and are authorized to issue up to 2,000,000,000 shares of a nominal value of $1.50 each (taking into account the shares issued as of December 31, 2011) out of such authorized share capital. Our authorized unissued share capital as of December 31, 2011 is $2,819,199,877.

Our articles of incorporation authorize the board of directors to issue shares within the limits of the authorized un-issued share capital at such times and on such terms as the board or its delegates may decide for a period commencing on January 10, 2011 and ending on the date five years after the date that the minutes of the shareholders’ meeting approving such authorization have been published in the Luxembourg official gazette (unless it is extended, amended or renewed and we currently intend to seek renewals and/or extensions as required from time to time). Such publication occurred on April 22, 2011. Accordingly, the board may issue shares up to the number of authorized un-issued shares pursuant to the above until the latter date against contributions in cash, contributions in kind or by way of incorporation of available reserves at such times and on such terms and conditions, including the issue price, as the board of directors or its delegate(s) may in its or their discretion resolve and the general meeting of shareholders dated January 10, 2011 has waived and has authorized the board of directors to waive, suppress or limit, any pre-emptive subscription rights of shareholders provided for by law to the extent it deems such waiver, suppression or limitation advisable for any issue or issues of shares within the authorized share capital.

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

Under Luxembourg law, existing shareholders benefit from a preemptive subscription right on the issuance of shares for cash consideration. However, our shareholders have, in accordance with Luxembourg law, authorized the board to suppress, waive or limit any preemptive subscription rights of shareholders provided by law to the extent the board deems such suppression, waiver or limitation advisable for any issuance or issuances of shares within the scope of our authorized unissued share capital. Such shares may be issued above, at or below market value (down to zero) as well as by way of incorporation of available reserves and premium for a period ending on the fifth anniversary of the date of the publication of the notarial deed recording the minutes of the extraordinary general shareholders’ meeting of January 10, 2011 in the Luxembourg official gazette (which occurred on April 22, 2011).

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

We have currently an authorized share capital of $3,000,000,000, including the issued share capital as of December 31, 2011 of $180,800,123, and are authorized to issue up to 2,000,000,000 shares of a nominal value of $1.50 each (taking into account the shares already issued) out of such authorized share capital. As of December 31, 2011 the authorized un-issued share capital was $2,819,199,877. Our board has been authorized to issue shares within the limits of the authorized un-issued share capital at such times and on such terms as the board or its delegates may decide for a period commencing on January 10, 2011 and ending on the date five years after the date that the minutes of the shareholders’ meeting approving such authorization have been published in the Luxembourg official gazette (unless it is extended, amended or renewed). The publication occurred on April 22, 2011. Accordingly, the board may issue shares up to 1,879,466,585 shares until the latter date against contributions in cash, contributions in kind or by way of incorporation of available reserves at such times and on such terms and conditions, including the issue price, as the board of directors or its delegate(s) may in its or their discretion resolve while waiving, suppressing or limiting, any pre-emptive subscription rights of shareholders provided for by law to the extent it deems such waiver, suppression or limitation advisable for any issue or issues of shares within the authorized share capital.

Our articles provide that no fractional shares may be issued.

Our shares have no conversion rights and there are no redemption or sinking fund provisions applicable to our common shares.

Preemptive Rights

Unless limited or cancelled by the board of directors as described above, holders of our shares have a pro rata preemptive right to subscribe for any new shares issued for cash consideration. Our articles, provide that preemptive rights can be waived, suppressed or limited by the board of directors for a period ending on April 22, 2016, in the event of an increase of the issued share capital by the board of directors within the limits of the authorized un-issued share capital

Repurchase of Shares

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

The annual general meeting of shareholders of Adecoagro is held at 4:00 pm (Luxembourg time) on the third Wednesday of April of each year in Luxembourg. If that day is a legal or banking holiday, the meeting will be held on the immediately preceding banking day. Other general meetings of shareholders may be convened at any time.

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

Extraordinary General Meetings of Shareholders. An extraordinary general meeting of shareholders convened for the purpose of in particular (a) an increase or decrease of the authorized or issued share capital, (b) a limitation or exclusion of preemptive rights, (c) approving a legal merger or de-merger of Adecoagro, (d) dissolution of the Company or (e) an amendment of the articles of incorporation must generally have a quorum of at least 50% of our issued share capital except in limited circumstances provided for by Luxembourg law. If such quorum is not reached, the extraordinary general meeting of shareholders may be reconvened, pursuant to appropriate notification procedures, at a later date with no quorum requirement applying Irrespective of whether the proposed actions described in the preceding paragraph will be subject to a vote at the first or a subsequent extraordinary general meeting of shareholders, such actions are subject to the approval of at least two-thirds of the votes validly cast at such extraordinary general meeting of shareholders (except in limited circumstances provided for by Luxembourg law). Abstentions are not considered “votes”.

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

An extraordinary general meeting of shareholders convened for the purpose of amending the articles of incorporation must generally have a quorum of at least 50% of our issued share capital. If such quorum is not reached, the extraordinary general meeting of shareholders may be reconvened at a later date with no quorum according to the appropriate notification procedures. Irrespective of whether the proposed amendment will be subject to a vote at the first or a subsequent extraordinary general meeting of shareholders, the amendment is generally subject to the approval of at least two-thirds of the votes cast at such extraordinary general meeting of shareholders.

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

Transfer Agent and Registrar

The transfer agent and registrar for our common shares is Bank of New York Mellon (operating with the service name BNY Mellon Shareowner Services) and all shares and shareholders have been transferred from the register held in Luxembourg to the register held on our behalf by Bank of New York Mellon (operating with the service name BNY Mellon Shareowner Services) as our registrar and transfer agent. The holders of our shares may elect to be entered in one of the registers and to be transferred from time to time from one register to another register provided that our board of directors may however impose transfer restrictions for shares that are registered, listed, quoted, dealt in, or have been placed in certain jurisdictions in compliance with the requirements applicable therein. The transfer to the register kept in Luxembourg may always be requested by a shareholder.

The transfer agency services business of The Bank of New York Mellon Corporation was acquired by Computershare Limited.

C. MATERIAL CONTRACTS

See “Item 4. Information on the Company—B. Business Overview.”

D. EXCHANGE CONTROLS

Foreign Exchange Controls

In 1991, the Argentine Convertibility Law established a fixed exchange rate according to which the Argentine Central Bank was statutorily obliged to sell U.S. dollars to any individual at a fixed exchange rate of Ps.1.00 per $1.00. In 2001 Argentina experienced a period of severe political, economic and social crisis, and on January 6, 2002, the Argentine congress enacted the Public Emergency Law abandoning more than ten years of fixed Peso-U.S. dollar parity. After devaluing the Peso and setting the official exchange rate at Ps.1.40 per $1.00, on February 11, 2002, the Argentine government allowed the Peso to float. The shortage of U.S. dollars and their heightened demand caused the Peso to further devaluate significantly in the first half of 2002. The Argentine Central Bank may indirectly affect this market through its active participation. Due to the deterioration of the economic and financial situation in Argentina during 2001 and 2002, in addition to the abandonment of the Peso-U.S. dollar parity, the Argentine government established a number of monetary and currency exchange control measures, including a partial freeze on bank deposits, the suspension on payments of its sovereign foreign debt, restrictions on the transfer of funds out of, or into, Argentina, and the creation of the Single Free Foreign Exchange Market (“Mercado Único y Libre de Cambios”, or the “FX Market”) through which all purchases and sales of foreign currency must be made. Since 2003, these restrictions have been progressively eased to some extent until 2011. However due to the increase of the capital flow out of Argentina during 2011, the Argentine government recently imposed some additional restrictions on the transfer of funds from Argentina. Accordingly, the following restrictions that could affect our Argentine operations are in effect:

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

(c) Making payments of interest on foreign indebtedness on the stated interest payment date or less than 5 days prior to such stated interest payment date, provided that the foreign debt has been disclosed under the Foreign Debt Information Regime and that the interest to be paid accrued starting either (i) on the date the proceeds received from foreign indebtedness were sold in the FX Market or (ii) on the date of disbursement of funds, provided that the foreign debt has been disclosed under the Foreign Debt Information Regime and that those funds were credited in accounts of correspondent banks that are authorized to sell foreign exchange proceeds in the FX Market within 2 days of disbursement thereof;

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

However, recently the Argentine government imposed additional requirements through the issuance of Resolution No. 3210/2011 of the AFIP and Communication “A” 5239 of the Argentine Central Bank, as amended, by which in order to sell foreign currency or make any transfer of funds out of Argentina for investment purposes (atesoramiento) banks and financial institutions must first request the “validation” of the transaction by the AFIP through a computerized system. The AFIP will determine on a case by case basis if the transaction is validated or not based on the patrimonial capacity of the person making the purchase or transfer as per the records of the AFIP. Some banks and financial institutions are also applying this validation system to authorize the purchase or foreign currency or the transfer of funds abroad for other purposes.

(2) Argentine entities are required to transfer into Argentina and sell for Pesos through the FX Market, among others, the proceeds from foreign financial indebtedness and from foreign indebtedness qualifying as pre-export financing under the rules of the Argentine Central Bank (the “Pre-Export Financings”). ”) within the following 30 days after disbursement;

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

The following transactions are exempted from the application of the Mandatory Deposit, among others: (i) primary or secondary offerings of debt securities or stock issued pursuant to a public offering and listed on a self-regulated market; (ii) foreign currency denominated loans granted by a local financial entity under certain conditions; (iii) indebtedness with multilateral and bilateral credit institutions and official credit agencies; (iv) the proceeds of foreign financial indebtedness; provided that (a) the proceeds from the exchange settlement, net of taxes and expenses, are used to purchase foreign currency in order to pay principal on foreign debt and/or to invest in long term foreign assets; or (b) the loan has a minimum average life of not less than two years, including payments of principal and interest, and to the extent the proceeds of such loan are applied to make investments which are then registered among other capitalized cost categories as “property, plant and equipment” (bienes de uso), “research/exploration costs” (gastos de investigation, prospección y exploration) or “intangible assets” (activos intangibles) as part of the relevant debtor’s balance sheet or “inventory” (bienes de cambio); and (v) foreign trade financings; and

(6) Transfer into Argentina and sale for Pesos through the FX Market of foreign investments of Argentine entities is subject to the Mandatory Deposit on the amounts exceeding $2.0 million per calendar month.

(7) Non-Argentine residents require prior Argentine Central Bank approval to purchase foreign currency in the FX Market, unless the transaction qualifies for an exemption. The Argentine Central Bank has established the following exemptions: (a) without limitation on the amount: for the total amounts collected in Argentina under the sale and liquidation of a “direct investment” in Argentina (i.e. sale of real property, sale of equity holdings, capital reduction and reimbursement of capital contributions in an Argentine company where the investor holds more than 10% of the aggregate equity); and (b) up to the amount of US$ 500,000 per calendar month: for the amounts collected under portfolio investments (including interest) and/or resulting from the sale of such portfolio investments (i.e. stock portfolio and stockholdings in local companies, investment in mutual investment funds and local trusts, purchases of bank credit portfolios, investments in local bonds issued in Argentine Pesos and purchases of other local credits).

The above exemptions are subject to compliance with certain requirements, including: (a) in the case of sale of portfolio investment, the non-Argentine resident must file a certificate issued by a financial entity or exchange agency stating the amount of the investment and the date in which the funds paid for such investment were transferred to Argentina and, if applicable, sold in the FX Market; and (b) in the case of the re-patriation of “direct investments”, among other requirements, the non-Argentine investor was not obliged to demonstrate that the funds paid for its investment or disbursement for its capital contribution were transferred and sold in the FX Market (i.e. brought to Argentina and sold for Argentine pesos) in order to be allowed to repatriate (i.e. have access to the FX Market to purchase foreign currency with Argentine pesos and transfer it abroad) the funds collected in Argentina as a consequence of a subsequent sale or liquidation of such investment, or capital reduction or reimbursement.

In both cases, 365 days period shall be elapsed since the investment has been made.

On October 28, 2011, the Argentine Central Bank issued the Communication “A” 5237 that added new requirements for non-Argentine investors to repatriate funds collected in Argentina as a consequence of a sale or liquidation of a “direct investment”.

Pursuant to this Communication, in order for a non-Argentine investor to be allowed to have access to the FX Market to purchase foreign currency with Argentine pesos collected in Argentina and transfer it abroad as a result of a subsequent sale or liquidation of a “direct investment”, the non-Argentine investor must evidence that the funds originally paid for such investment, were transferred into Argentina and sold for pesos in the FX Market (the “Transfer Requirement”). All “direct investments” made before October 28, 2011 are exempted from the Transfer Requirement. The Communication sets a “burden” to be met by any non-Argentine resident who eventually needs to purchase foreign currency in the FX Market to repatriate Argentine-Peso denominated funds collected as a result of the sale or liquidation of an investment. Conversely, if the foreign investor believes that it will not need to repatriate, it is not required to comply with the Transfer Requirement, and therefore, the purchase price of such investment and any capital contribution may be kept abroad. The Communication does not restrict the purchase of foreign currency to pay dividends to non-Argentine residents.

The Communication additionally sets forth that in case of a transfer of rights of a foreign direct investment between non-Argentine residents, the Transfer Requirement will be deemed complied with by the transferor if the investor (the “Prior Investor”) who sold the investment to the transferor complied with the Transfer Requirement, as long as the Transfer Requirement were complied with by the Prior Investor because its investment had been made as from the Effective Date. Therefore, the Communication allows repatriation to the selling investor if the investor who originally sold the investment had already complied with the Transfer Requirement.

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

As used herein, a “Luxembourg individual” means an individual resident in Luxembourg who is subject to personal income tax (impôt sur le evenue) on his or her worldwide income from Luxembourg or foreign sources, and a “Luxembourg corporate holder” means a company (that is, a fully taxable entity within the meaning of Article 159 of the Luxembourg Income Tax Law) resident in Luxembourg subject to corporate income tax (impôt sur le evenue des collectivités) on its worldwide income from Luxembourg or foreign sources. For purposes of this summary, Luxembourg individuals and Luxembourg corporate holders are collectively referred to as “Luxembourg Holders”. A “non-Luxembourg Holder” means any investor in shares of Adecoagro other than a Luxembourg Holder.

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

We believe that the restructuring transactions executed prior to or in connection with the IPO should not be subject to section 7874(b). Accordingly, we do not believe that we will be subject to U.S. taxation on a net income basis nor do we anticipate paying dividends subject to U.S. federal withholding tax. However, the relevant rules are unclear in certain respects and there is limited guidance on the application of the rules to acquisitions of partnerships or partnership assets constituting a trade or business. Accordingly, we cannot assure you that the IRS will not seek to assert that we are a U.S. domestic corporation, which assertion if successful could materially increase our U.S. federal income tax liability. Prospective holders who are non-United States persons should also note that, in that event, we would be required to withhold tax from any dividends we pay to non-U.S. Holders (subject to any applicable income tax treaties applicable to those non-U.S. Holders).

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

a) Disclosure Controls and Procedures

Our company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, of the effectiveness of our disclosure controls and procedures as of December 31, 2011. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on this evaluation, our company’s Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective as of December 31, 2011.

b) Management’s Annual Report on Internal Control over Financial Reporting

The Company’s Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer that: (i) pertains to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets; (ii) provides reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements for external reporting in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorization of the Company’s management and directors; and (iii) provides reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedure may deteriorate. The Company, with the participation of its Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011.

We assessed the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2011. In making this assessment, management used the criteria established in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). As a result of this assessment, the Company’s management has determined that the Company’s internal control over financial reporting was effective as of December 31, 2011.

c) Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting as the Company has not been subject to the requirements of section 13(a) or 15(d) of the Exchange Act for a period of at least twelve calendar months as of December 31, 2011.

d) Changes in internal control over financial reporting

As required by Rule 13a-15(d), under the Exchange Act, our management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of our internal control over financial reporting to determine whether any change occurred during the period covered since the last report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Based on this evaluation, it has been determined that there has been no change during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our audit committee consists of three independent directors: Mr. Plínio Musetti, Mr. Mark Schachter and Mr. Julio Moura Neto. Our board of directors has determined that Mr. Mark Schachter has the attributes of an “audit committee financial expert” and is independent within the meaning of this Item 16A and satisfies the financial literacy requirements of the NYSE.

Item 16B. Code of Ethics

We have adopted a code of ethics and business conduct that applies to our directors, executive officers and all employees. The text of our code of ethics is posted on our web site at: www.adecoagro.com.

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PriceWaterhouse & Co. S.R.L. (“PwC Argentina”), Buenos Aires, Argentina, a member firm of PricewaterhouseCoopers International Limited Network, an independent registered accounting firm and our principal external auditors, for the periods indicated. Except as set forth below, we did not pay any other fees to our auditors during the periods indicated below.

	For the year ended December 31,
	(in thousands of $)
	2011	2010
Audit Fees (1)	1,381	705
Audit- Related Fees (2)	—	1,444
Total	1,381	2,149

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements.

(2)	“Audit-related fees” represents aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services, as well as in connection with audit related services for SEC or other regulatory filings, including the IPO.

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

The Audit Committee or its Chairman, or any member of the Audit Committee to whom such authority is delegated, may approve in advance any permitted audit or permited non-audit services and fees up to a predetermined amount. The Audit Committee is authorized to establish other policies and procedures for the pre-approval of such services and fees. The Audit Committee approved all of the non-audit services described above and determined that the provision of such services is compatible with maintaining the independence of PwC Argentina.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

During the years ended December 31, 2010 and 2011 and through the date of this annual report, the principal independent accountant engaged to audit our financial statements, PwC Argentina, has not resigned, indicated that it has declined to stand for re-election after the completion of its current audit or been dismissed. For each of the years ended December 31, 2010 and 2011, PwC Argentina has not expressed reliance on another accountant or accounting firm in its report on our audited annual financial statements for such periods.

During the years ended December 31, 2010 and 2011 and through the date of this annual report, we have not engaged a new independent accountant as either the principal accountant to audit our consolidated financial statements, or as an independent accountant to audit a significant subsidiary and on whom the principal accountant is expected to express reliance in its report.

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

Shareholder Voting on Equity Compensation Plans

Under NYSE standards, shareholders of U.S. listed companies must be given the opportunity to vote on equity compensation plans and material revisions thereto, except for employment inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and certain specific types of plans. Neither Luxembourg corporate law nor our articles of incorporation require shareholder approval of equity based compensation plans. Luxembourg law only requires approval of the board of directors for the adoption of equity based compensation plans.

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

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

We have responded to Item 18 in lieu of responding to this item.

Item 18. Financial Statements.

See pages F-1 through F-90 of this annual report.

Item 19. Exhibits

Exhibit Number	Description

1.1	Amended and Restated Articles of Association of Adecoagro S.A. dated January 17, 2012, previously filed as exhibit 4.1 to the Company’s registration statement on Form S-8, filed with the Securities and Exchange Commission on January 23, 2012 and incorporated by reference herein.

4.1	Loan Agreement, dated December 19, 2008, between Adeco Agropecuaria S.A., Pilagá S.R.L. and Inter-American Development Bank, previously filed as exhibit 10.1 to the Company’s registration statement on Form F-1 (File No. 333-171683) filed with the Securities and Exchange Commission on January 13, 2011 (“Form F-1”) and incorporated by reference herein.

4.2	First Amendment Offer to Loan Agreement, dated February 20, 2009, between Adeco Agropecuaria S.A., Pilagá S.R.L. and Inter-American Development Bank, previously filed as exhibit 10.2 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.3	Second Amendment Offer to Loan Agreement, dated December 29, 2009, between Adeco Agropecuaria S.A., Pilagá S.R.L. and Inter-American Development Bank, previously filed as exhibit 10.3 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.4	Third Waiver Request to Loan Agreement, dated March 30, 2010, between Adeco Agropecuaria S.A., Pilagá S.R.L. and Inter-American Development Bank, previously filed as exhibit 10.4 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.5	Fourth Amendment Offer to Loan Agreement, dated May 14, 2010, between Adeco Agropecuaria S.A., Pilagá S.R.L. and Inter-American Development Bank, previously filed as exhibit 10.5 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.6	Fifth Amendment Offer to Loan Agreement, dated November 8, 2010, between Adeco Agropecuaria S.A., Pilagá S.R.L. and Inter-American Development Bank, previously filed as exhibit 10.37 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.7	Amendment Offer to Loan Agreement, dated March 24, 2011, between Adeco Agropecuaria S.A., Pilagá S.R.L. and Inter-American Development Bank.

4.8	Amendment Offer 02/2011 to Loan Agreement, dated November 9, 2011, between Adeco Agropecuaria S.A., Pilagá S.A. and Inter-American Development Bank.

4.9	Senior Secured Loan Facility, dated July 28, 2010, between Angélica Agroenergia Ltda. and Deutsche Bank AG, London Branch, previously filed as exhibit 10.6 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.10	Export Prepayment Financing Agreement, dated July 13, 2007, between Angélica Agroenergia Ltda. and a syndicate of banks, previously filed as exhibit 10.7 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.11	First Amendment to Export Prepayment Financing Agreement, dated March 4, 2010, between Angélica Agroenergia Ltda. and a syndicate of banks, previously filed as exhibit 10.8 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.12	English translation of Financing Agreement through BNDES Repasse, dated February 1, 2008, between Adeco Brasil Participações S.A. and a syndicate of banks, previously filed as exhibit 10.9 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.13	English translation of First Amendment to Financing Agreement BNDES Repasse, dated July 1, 2008, between Angélica Agroenergia Ltda. and a syndicate of banks, previously filed as exhibit 10.10 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.14	English translation of Second Amendment to Financing Agreement BNDES Repasse, dated March 4, 2010, between Angélica Agroenergia Ltda. and a syndicate of banks, previously filed as exhibit 10.11 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.15	English translation of Credit Facility, dated July 30, 2010, between Angélica Agroenergia Ltda. and Banco do Brasil S.A., previously filed as exhibit 10.12 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.16	Unit Issuance Agreement, dated February 16, 2006, between International Farmland Holdings LLC and Usina Monte Alegre S.A., previously filed as exhibit 10.13 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.17	Share Purchase and Sale Agreement, dated February 16, 2006, between International Farmland Holdings LLC and Usina Monte Alegre S.A., previously filed as exhibit 10.14 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.18	Right of First Offer Agreement, dated February 16, 2006, between International Farmland Holdings LLC and Usina Monte Alegre S.A., previously filed as exhibit 10.15 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.19	Supply Offer Letter for milk, dated November 7, 2007, between La Lácteo S.A. and Adeco Agropecuaria S.R.L., previously filed as exhibit 10.16 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.20	Amendment to Supply Offer Letter for milk, dated February 1, 2010, between La Lácteo S.A. and Adeco Agropecuaria S.R.L., previously filed as exhibit 10.17 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.21	Commercial Contract for sugar, dated March 23, 2010, between Angélica Agroenergia Ltda. and Bunge International Commerce Ltd., previously filed as exhibit 10.18 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.22	Amendment to Commercial Contract for sugar, dated June 17, 2010, between Angélica Agroenergia Ltda. and Bunge International Commerce Ltd., previously filed as exhibit 10.19 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.23	English translation of Consignment Contract, dated February 19, 2000, between Molinos Ala S.A. (currently Pilagá S.R.L.) and Establecimiento Las Marías S.A.C.I.F.A., previously filed as exhibit 10.20 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.24	English translation of Sale Agreement, dated July 8, 2009, between Pilagá S.R.L. and Galicia Warrants S.A., previously filed as exhibit 10.21 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.25	English translation of Mortgage, dated July 8, 2009, between Pilagá S.R.L. and Galicia Warrants S.A., previously filed as exhibit 10.22 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.26	English translation of Reserve Power Agreement, dated February 6, 2009, between Angélica Agroenergia Ltda. and Câmara de Comercialização de Energia Elétrica, previously filed as exhibit 10.23 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.27	English translation of Energy Purchase Contract, dated January 19, 2009, between Usina Monte Alegre Ltda. and Cemig Geração e Transmissão S.A., previously filed as exhibit 10.24 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.28	English translation of Energy Distribution Contract, dated June 3, 2008 between Angélica Agroenergia Ltda. and Empresa Energética do Mato Grosso do Sul., previously filed as exhibit 10.25 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.29	English translation of First Amendment to Energy Distribution Contract, dated April 6, 2009 between Angélica Agroenergia Ltda. and Empresa Energética do Mato Grosso do Sul., previously filed as exhibit 10.26 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.30	English translation of Second Amendment to Energy Distribution Contract, dated May 1, 2010 between Angélica Agroenergia Ltda. and Empresa Energética do Mato Grosso do Sul., previously filed as exhibit 10.27 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.31	English translation of Sale Agreement for cattle, dated December 14, 2009, between Adeco Agropecuaria S.A. and Quickfood S.A., previously filed as exhibit 10.29 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.32	English translation of First Amendment to Sale Agreement for cattle, dated December 16, 2009, between Adeco Agropecuaria S.A. and Quickfood S.A., previously filed as exhibit 10.30 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.33	English translation of Second Amendment to Sale Agreement for cattle, dated December 17, 2009, between Adeco Agropecuaria S.A. and Quickfood S.A., previously filed as exhibit 10.31 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.34	English translation of Stock Purchase Agreement, dated August 23, 2010, between Kadesh Hispania, S.L., Leterton España, S.L. and Dinaluca S.A., previously filed as exhibit 10.32 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.35	Form of Registration Rights Agreement between Adecoagro S.A. and certain shareholders, previously filed as exhibit 10.33 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.36	Second Amendment to Export Prepayment Financing Agreement, dated December 14, 2010, between Angélica Agroenergia Ltda. and a syndicate of banks, previously filed as exhibit 10.38 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.37	English translation of Third Amendment to Financing Agreement BNDES Repasse, dated December 14, 2010, between Angélica Agroenergia Ltda. and a syndicate of banks, previously filed as exhibit 10.39 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.38	English translation of First Amendment to Credit Facility, dated December 18, 2010, between Angélica Agroenergia Ltda. and Banco do Brasil S.A., previously filed as exhibit 10.40 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.39	Stock Subscription Agreement, dated January 6, 2011, between Adecoagro S.A. and Al Gharrafa Investment Company, previously filed as exhibit 10.41 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.40	English translation of Promise to Sell, dated December 21, 2010, between Kelizer S.C.A. and Las Mesetas S.A., previously filed as exhibit 4.40 to the Company’s Annual Report on Form 20- for fiscal year-end 2010 and incorporated by reference herein.

4.41	English translation of Stock Purchase Agreement, dated August 18, 2011, between Kadesh Hispania, S.L., Leterton España, S.L. and Compañía Agroforestal de Servicios y Mandatos S.A.

4.42	English translation of Stock Purchase Agreement, dated August 19, 2011, between Kadesh Hispania, S.L., Leterton España, S.L. and Simoneta S.A.

8.1	Subsidiaries of Adecoagro S.A. as of December 31, 2011.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Cushman & Wakefield Argentina S.A.

15.2	Consent of Price Waterhouse & Co. S.R.L.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Adecoagro S.A.

By /s/ Mariano Bosch
Name: Mariano Bosch
Title: Chief Executive Officer

Date: April 27, 2012

Adecoagro S.A.

Consolidated Financial Statements as of and for the years ended December 31, 2011, 2010 and 2009

Report of Independent Registered Public Accounting Firm

To the Shareholders of

Adecoagro S.A.

We have audited the accompanying consolidated statements of financial position of Adecoagro S.A. and its subsidiaries as of December 31, 2011, 2010 and 2009, and the related consolidated statements of income and comprehensive income, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Adecoagro S.A. and its subsidiaries at December 31, 2011, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As discussed in Note 2.3 to the consolidated financial statements, the Company changed the manner in which presents interest paid in the statement of cash flows in 2011.

Buenos Aires, Argentina

March 27, 2012

PRICE WATERHOUSE & CO. S.R.L.

by	/s/ Mariano C. Tomatis
Mariano C. Tomatis (Partner)

Legal information

Denomination: Adecoagro S.A.

Legal address: 13-15 Avenue de la Liberté, L-1931, Luxembourg

RCS Luxembourg: B153681

Company activity: Agricultural and agro-industrial

Date of registration: June 11, 2011

Expiration of company charter: No term defined

Number of register: B153.681

Capital stock: 120,533,415 common shares (of which 2,370 are treasury shares)

Majority shareholder: Morgan Stanley & Co. LLC FBO Quantum Partners LP

Legal address: 1300 Thames St. 5th FL, Baltimore MD 21231-3495, United States of America

Parent company activity: Investing

Capital stock: 25,384,049 common shares

Adecoagro S.A.

Consolidated Statements of Financial Position

as of December 31, 2011, 2010 and 2009

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2011	2010	2009
			(as revised)	(as revised)
			(Note 2.3)	(Note 2.3)
ASSETS
Non-Current Assets
Property, plant and equipment, net	6	759,696	751,992	682,878
Investment property	7	27,883	21,417	21,246
Intangible assets, net	8	36,755	28,653	21,859
Biological assets	9	187,973	133,593	190,714
Investments in joint ventures	10	4,299	6,271	6,506
Deferred income tax assets	21	37,081	47,056	15,656
Trade and other receivables, net	11,12	15,746	30,752	22,065
Other assets		1,408	26	34

Total Non-Current Assets		1,070,841	1,019,760	960,958

Current Assets
Biological assets	9	51,627	53,164	39,740
Inventories	13	96,147	57,170	57,902
Trade and other receivables, net	11,12	141,181	119,205	106,212
Derivative financial instruments	11	10,353	876	99
Cash and cash equivalents	11,14	330,546	70,269	74,806

Total Current Assets		629,854	300,684	278,759

TOTAL ASSETS		1,700,695	1,320,444	1,239,717

SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	16	180,800	120,000	120,000
Share premium	16	926,005	563,343	563,343
Cumulative translation adjustment		(99,202)	11,273	2,516
Equity-settled compensation		15,306	13,659	11,914
Other reserves		(526)	—	—
Treasury shares		(4)	—	—
Retained earnings		57,497	257	44,161

Equity attributable to equity holders of the parent		1,079,876	708,532	741,934

Non controlling interest		14,993	14,570	15,222

TOTAL SHAREHOLDERS EQUITY		1,094,869	723,102	757,156

LIABILITIES
Non-Current Liabilities
Trade and other payables	11,19	8,418	11,785	6,822
Borrowings	11,20	203,409	250,672	203,134
Derivative financial instruments		—	—	280
Deferred income tax liabilities	21	92,989	91,088	77,588
Payroll and social liabilities	22	1,431	1,178	1,106
Provisions for other liabilities	23	3,358	4,606	3,326

Total Non-Current Liabilities		309,605	359,329	292,256

Current Liabilities
Trade and other payables	11,19	114,020	69,236	62,098
Current income tax liabilities		872	978	222
Payroll and social liabilities	22	17,010	15,478	10,079
Borrowings	11,20	157,296	138,800	103,647
Derivative financial instruments	11	6,054	8,920	12,607
Provisions for other liabilities	23	969	4,601	1,652

Total Current Liabilities		296,221	238,013	190,305

TOTAL LIABILITIES		605,826	597,342	482,561

TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		1,700,695	1,320,444	1,239,717

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Consolidated Statements of Income

for the years ended December 31, 2011, 2010 and 2009

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2011	2010	2009
Sales of manufactured products and services rendered	24	365,857	294,529	183,386
Cost of manufactured products sold and services rendered	25	(237,404)	(219,201)	(180,083)

Gross Profit from Manufacturing Activities		128,453	75,328	3,303

Sales of agricultural produce and biological assets	24	182,227	131,738	130,217
Cost of agricultural produce sold and direct agricultural selling expenses	25	(182,227)	(131,738)	(130,217)
Initial recognition and changes in fair value of biological assets and agricultural produce		86,811	(30,528)	71,668
Changes in net realizable value of agricultural produce after harvest		10,523	7,999	12,787

Gross Profit / (Loss) from Agricultural Activities		97,334	(22,529)	84,455

Margin on Manufacturing and Agricultural Activities Before Operating Expenses		225,787	52,799	87,758

General and administrative expenses	25	(65,142)	(56,562)	(52,393)
Selling expenses	25	(59,404)	(52,528)	(31,169)
Other operating income, net	27	24,581	18,224	13,071
Share of loss of joint venture	10	(1,034)	(50)	(294)

Profit / (Loss) from Operations Before Financing and Taxation		124,788	(38,117)	16,973

Finance income	28	9,132	16,559	11,553
Finance costs	28	(62,341)	(39,496)	(34,216)

Financial results, net	28	(53,209)	(22,937)	(22,663)

Profit / (Loss) Before Income Tax		71,579	(61,054)	(5,690)

Income tax (expense)/ benefit	21	(14,662)	16,263	5,415

Profit / (Loss) for the Year		56,917	(44,791)	(275)

Attributable to:
Equity holders of the parent		56,018	(43,904)	(260)
Non controlling interest		899	(887)	(15)
Earnings / (loss) per share attributable to the equity holders of the parent during the year:
Basic	29	0.4787	(0.5488)	(0.0033)
Diluted	29	0.4753	(0.5488)	(0.0033)

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Consolidated Statements of Comprehensive Income

for the years ended December 31, 2011, 2010 and 2009

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	2011	2010	2009
Profit/ (loss) for the year	56,917	(44,791)	(275)
Other comprehensive income:
Exchange differences on translating foreign operations	(112,071)	8,956	91,293

Other comprehensive (loss) / income for the year	(112,071)	8,956	91,293

Total comprehensive (loss) / income for the year	(55,154)	(35,835)	91,018

Attributable to:
Equity holders of the parent	(54,592)	(35,147)	89,215
Non controlling interest	(562)	(688)	1,803

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Consolidated Statements of Changes in Shareholders’ Equity

for the years ended December 31, 2011, 2010 and 2009

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent								Non Controlling Interest	Total Shareholders’ Equity
	Share Capital (*) (Note 16)	Share Premium (Note 16)	Cumulative Translation Adjustment	Equity-settled Compensation	Other reserves	Treasury shares (Note 17)	Retained Earnings	Subtotal
Balance at January 1, 2009	108,108	507,516	(87,978)	9,092	—	—	44,421	581,159	57,269	638,428

Loss the year	—	—	—	—	—	—	(260)	(260)	(15)	(275)
Other comprehensive income for the year	—	—	89,475	—	—	—	—	89,475	1,818	91,293

Total comprehensive income for the year	—	—	89,475	—	—	—	(260)	89,215	1,803	91,018
Employee share options granted (Note 17)	—	—	—	2,822	—	—	—	2,822	58	2,880
Capital contribution	11,892	55,827	—	—	—	—	—	67,719	1,382	69,101
Disposal of subsidiary	—	—	1,019	—	—	—	—	1,019	21	1,040
Subsidiaries spin-off	—	—	—	—	—	—	—	—	(45,311)	(45,311)

Balance at December 31, 2009	120,000	563,343	2,516	11,914	—	—	44,161	741,934	15,222	757,156

Loss the year	—	—	—	—	—	—	(43,904)	(43,904)	(887)	(44,791)
Other comprehensive income for the year	—	—	8,757	—	—	—	—	8,757	199	8,956

Total comprehensive loss for the year	—	—	8,757	—	—	—	(43,904)	(35,147)	(688)	(35,835)
Employee share options granted (Note 17)	—	—	—	1,745	—	—	—	1,745	36	1,781

Balance at December 31, 2010	120,000	563,343	11,273	13,659	—	—	257	708,532	14,570	723,102

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Consolidated Statements of Changes in Shareholders’ Equity

for the years ended December 31, 2011, 2010 and 2009

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent								Non Controlling Interest	Total Shareholders’ Equity
	Share Capital (*) (Note 16)	Share Premium (Note 16)	Cumulative Translation Adjustment	Equity-settled Compensation	Other reserves	Treasury shares (Note 17)	Retained Earnings	Subtotal
Balance at December 31, 2010	120,000	563,343	11,273	13,659	—	—	257	708,532	14,570	723,102

Profit the year	—	—	—	—	—	—	56,018	56,018	899	56,917
Other comprehensive loss for the year	—	—	(110,610)	—	—	—	—	(110,610)	(1,461)	(112,071)

Total comprehensive loss for the year	—	—	(110,610)	—	—	—	56,018	(54,592)	(562)	(55,154)
Net proceeds from IPO and Private placement (Note 16)	60,104	362,926	—	—	—	—	—	423,030	—	423,030
Employee share options (Note 17):
- Granted	—	—	—	874	—	—	—	874	14	888
- Exercised	55	271	—	(110)	—	—	—	216	(2)	214
- Forfeited	—	—	—	(1,122)	—	—	1,122	—	—	—
Restricted shares (Note 17):
- Issued	641	—	—	—	(632)	—	—	9	(9)	—
- Granted	—	—	—	2,751	—	—	—	2,751	38	2,789
- Exercised	—	746	—	(838)	102	—	—	10	(10)	—
- Forfeited	—	—	—	—	4	(4)	—	—	—	—
Acquisition of non controlling interest (**)	—	(1,281)	135	92	—	—	100	(954)	954	—

Balance at December 31, 2011	180,800	926,005	(99,202)	15,306	(526)	(4)	57,497	1,079,876	14,993	1,094,869

(*)	On January 24, 2011 shareholders approved a reverse stock split whereby every three shares of capital stock were converted into two shares, changing the nominal value of common shares from US$ 1 to US$ 1.5. Consequently, share capital as from January 24, 2011 totaled 80 million shares that represent US$ 120 million (see Note 1).
(**)	As consequence of new contributions made in International Farmland Holdings LP fully attributable to the Group, non controlling interest was reduced from 2% to 1.36% (Note 16).

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Consolidated Statements of Cash Flows

for the years ended December 31, 2011, 2010 and 2009

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2011	2010	2009
			(as revised) (Note 2.3)	(as revised) (Note 2.3)
Cash flows from operating activities:
Profit / (loss) for the year		56,917	(44,791)	(275)
Adjustments for:
Income tax expense / (benefit)	21	14,662	(16,263)	(5,415)
Depreciation	6	33,847	37,217	30,059
Amortization	8	337	346	297
Gain from the disposal of other property items	27	(394)	(847)	(337)
Gain from disposal of farmlands	27	(8,832)	(20,837)	—
Gain from the sale of subsidiaries	27	—	—	(18,839)
Equity settled shared-based compensation granted	26	3,677	1,781	2,880
(Gain) / loss from derivative financial instruments and forwards	27,28	(12,084)	(1,189)	7,486
Interest expense, net	28	33,006	33,028	27,750
Initial recognition and changes in fair value of non harvested biological assets (unrealized)	5	(17,136)	72,374	(55,841)
Changes in net realizable value of agricultural produce after harvest (unrealized)	5	(1,816)	(1,527)	(127)
Provision and allowances		(3,147)	4,980	4,013
Share of loss from joint venture	10	1,034	50	294
Foreign exchange losses / (gains), net	28	12,683	(7,324)	(10,903)
Changes in operating assets and liabilities:
(Increase) / decrease in trade and other receivables		(15,850)	3,584	(30,388)
(Increase) / decrease in inventories		(49,776)	2,259	3,442
Decrease in biological assets		6,745	7,171	20,389
(Increase) / decrease in other assets		(1,382)	8	(5)
(Decrease) / increase in derivative financial instruments		(248)	(3,554)	3,162
Increase/ (decrease) in trade and other payables		19,855	(4,221)	11,508
Increase in payroll and social security liabilities		1,785	5,470	4,327
(Decrease) / increase in provisions for other liabilities		(641)	319	(165)

Net cash generated from/ (used in) operating activities before interest and taxes paid		73,242	68,034	(6,688)
Income tax paid		(16,656)	(7,813)	(13,322)

Net cash generated from / (used in) operating activities		56,586	60,221	(20,010)

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Consolidated Statements of Cash Flows (Continued)

for the years ended December 31, 2011, 2010 and 2009

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2011	2010	2009
			(as revised) (Note 2.3)	(as revised) (Note 2.3)
Cash flows from investing activities:
Acquisition of subsidiaries, net of cash acquired	31	(11,617)	(7,872)	—
Purchases of property, plant and equipment	6	(90,422)	(87,679)	(97,817)
Purchases of intangible assets	8	(195)	(33)	(315)
Purchase of cattle and planting cost of non current biological assets		(63,074)	(35,060)	(40,492)
Interest received	28	8,019	1,341	472
Proceeds from sale of property, plant and equipment		2,611	2,103	7,341
Proceeds from sale of farmlands	15	20,532	10,000	—
Proceeds from disposal of subsidiaries	15	—	5,475	16,425
Payment of escrows arising on subsidiaries acquired		(6,347)	—	—

Net cash used in investing activities		(140,493)	(111,725)	(114,386)

Cash flows from financing activities:
Net proceeds from IPO and Private placement	16	421,778	—	—
Capital contributions from shareholders		—	—	69,101
Proceeds from equity settled shared-based compensation exercised		214	—	—
Proceeds from long-term borrowings	20	34,980	98,581	80,000
Payments of long-term borrowings	20	(82,244)	(31,202)	—
Interest paid	2.3	(33,481)	(33,283)	(25,797)
Net increase in short-term borrowings	20	19,545	12,449	6,946

Net cash generated from financing activities		360,792	46,545	130,250

Net increase / (decrease) in cash and cash equivalents		276,885	(4,960)	(4,146)

Cash and cash equivalents at beginning of year		70,269	74,806	93,360
Effect of exchange rate changes on cash and cash equivalents		(16,608)	423	(14,408)

Cash and cash equivalents at end of year		330,546	70,269	74,806

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

These consolidated financial statements have been approved for issue by the Board of Directors on March 27, 2012.

Reorganization

On October 30, 2010, the members of International Farmland Holdings LLC (“IFH”) completed the contribution of 98% of their respective interests in IFH on a pro rata basis to a newly formed entity, Adecoagro, as contribution in kind in exchange for 100% of the common shares of Adecoagro outstanding as of that date (hereinafter referred to as the “Reorganization”).

This Reorganization was done, among other things, to facilitate the initial public offering of the Group, which occurred on January 28, 2011. Adecoagro had no prior assets, holdings or operations.

The Reorganization did not qualify as a business combination under common control; rather, it was a simple Reorganization of the capital of IFH, the existing entity. Consequently, it has been retroactively reflected in the consolidated financial statements of Adecoagro in the period in which the Reorganization occurred. Therefore, the consolidated financial statements of Adecoagro as of and for the years ended December 31, 2010 and 2009 have been presented using the historical values stemming from the consolidated financial statements of IFH, although the issued share capital reflects that of Adecoagro as of those dates.

On January 28, 2011 the Company successfully completed an initial public offering and a private placement (see Note 16).

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

The financial year corresponds to the calendar year. The consolidated statements of income, of changes in shareholders´ equity, of comprehensive income and of cash flows include two comparative years.

Presentation in the consolidated statement of financial position differentiates between current and non-current assets and liabilities. Assets and liabilities are regarded as current if they mature within one year or are held for sale. The consolidated financial statements are presented in United States Dollars.

The consolidated financial statements have been prepared under the historical cost convention as modified by financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss and biological assets and agricultural produce at the point of harvest measured at fair value.

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

(a) Standards, amendments and interpretations to existing standards effective in 2011 and adopted by the Group in 2011

There are no new standards, amendments and interpretations to existing standards that are effective for the first time for the year beginning on January 1, 2011 that would be expected to have a material impact on the Group.

(b) Standards, amendments and interpretations to existing standards that are effective in 2011 but not relevant to the Group’s operations

An amendment to IAS 32 “Financial Instruments: Presentation” was issued in October 2009. The amendment clarifies that rights issues, options and warrants denominated in a currency other than the issuer’s functional currency and offered on a pro-rata basis to all owners of the same class of equity must be classified as equity. Such rights issues have so far been accounted for as liabilities. The change relates only to issues of a fixed number of shares at a fixed foreign-currency exercise price. The amendment is to be applied for annual periods beginning on or after February 1, 2010. Earlier application is permitted. The amendment was effective for the Group’s year ended December 31, 2011, and did not have an impact on the presentation of the Group’s financial position, results of operations or earnings per share.

The IASB issued IAS 24 (revised) “Related Party Disclosures” in November 2009. The revisions provide a partial exemption from the disclosure requirements for government-related entities and simplify the definition of a related party. The revisions are applicable for accounting periods beginning on or after 1 January 2011. Earlier application is permitted. The revised standard was effective for the Group’s year ended December 31, 2011, and did not have an impact on the presentation of the Group’s financial position, results of operations or earnings per share.

In November 2009, the IFRIC issued IFRIC 19 “Extinguishing Financial Liabilities with Equity Instruments”. The interpretation addresses the accounting treatment in cases where a company settles all or part of a financial liability by issuing equity instruments to the creditor. It is to be applied for annual periods beginning on or after July 1, 2010. Earlier application is permitted. The amendment was effective for the Group’s year ended December 31, 2011, and did not have an impact on the presentation of the Group’s financial position, results of operations or earnings per share.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.1.	Basis of preparation (continued)

In November 2009 amendments were issued to IFRIC 14 “IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction”, an interpretation of IAS 19 “Employee Benefits”. The amendments apply when a company is subject to minimum pension plan funding requirements. They enable prepayments of the respective contributions to be recognized as an asset. The amendments are to be applied for annual periods beginning on or after January 1, 2011. Earlier application is permitted. The amendment was effective for the Group’s year ended December 31, 2011, and did not have an impact on the presentation of the Group’s financial position, results of operations or earnings per share.

On 6 May 2010, the IASB issued Improvements to IFRSs – a collection of amendments to seven IFRSs – as part of its program of annual improvements to its standards. The amendments are effective for annual periods beginning on or after July 1, 2010 and January 1, 2011 (thus effective for the Group’s year ended December 31, 2011), although entities are permitted to adopt them earlier. These amendments relate to IFRS 1 “First Time Adoption of IFRS”, IFRS 3 “Business Combination”, IFRS 7 “Financial Instruments: Disclosures”, IAS 1 “Presentation of Financial Statements”, IAS 27 “Consolidated and separate financial statements”, IAS 34 “Interim Financial Reporting” and IFRIC 13 “Customer Loyalty Programmes”. The amendments did not have a material impact on the presentation of the Group’s financial position, results of operations or earnings per share.

(c) Standards, amendments and interpretations to existing standards that are not yet effective

The following standards, amendments and interpretations to existing standards have been published and are mandatory for the Group’s accounting periods beginning on or after January 1, 2012 or later periods and the Group has not early adopted them:

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

In December 2010, the IASB amended IAS 12 “Income taxes”, to introduce an exception to the existing principle for the measurement of deferred tax assets or liabilities arising on investment property measured at fair value. The IASB has added another exception to the principles in IAS 12: the rebuttable presumption that investment property measured at fair value is recovered entirely by sale. This presumption is rebutted if the investment property is depreciable (for example, buildings and land held under a lease) and is held within a business model whose objective is to consume substantially all of the economic benefits embodied in the investment property over time, rather than through sale before the end of its economic life. The presumption cannot be rebutted for freehold land that is an investment property, because land can only be recovered through sale. The amendments are effective for annual periods beginning on or after January 1, 2012. The amendment is not expected to result in a change to the Group’s results to the extent it will not have investment properties measured at fair value.

On May 2011, the IASB issued IFRS 10 “Consolidated Financial Statements” which establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 replaces the consolidation requirements in SIC 12 “Consolidation - Special Purpose Entities” and IAS 27 “Consolidated and Separate Financial Statements” and is effective for annual periods beginning on or after 1 January 2013. Earlier application is permitted. IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. The Group is the process of analyzing the resulting effects on the presentation of the Group’s results of operations, financial position or cash flows.

On May 2011, the IASB issued IFRS 11 “Joint Arrangements” which provides for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form (as is currently the case). The standard addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities. IFRS 11 is effective for annual periods beginning on or after 1 January 2013. Earlier application is permitted. The Group is in the process of analyzing the resulting effects on the presentation of the Group’s results of operations, financial position or cash flows.

On May 2011, the IASB issued IFRS 12 “Disclosure of Interests in Other Entities”. IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 is effective for annual periods beginning on or after 1 January 2013. Earlier application is permitted. The application of IFRS 12 is likely to increase the disclosures required about subsidiaries and joint arrangements.

On May 2011, the IASB issued IFRS 13 “Fair Value Measurement” which replaces the fair value measurement guidance currently dispersed across different IFRS standards with a single definition of fair value and extensive application guidance. IFRS 13 provides guidance on how to measure fair value and does not introduce new requirements for when fair value is required or permitted. It also establishes disclosure requirements to provide users of financial statements with more information about fair value measurements. IFRS 13 was developed in a joint project with the US Financial Accounting Standards Board (FASB) and the guidance in IFRS 13 is largely converged with FASB’s ASC Topic 820 Fair Value Measurement and Disclosures. IFRS 13 is effective for annual periods beginning on or after 1 January 2013. Earlier application is permitted. The Group is in the process of analyzing this standard although it expects it will not have a material impact on the Group’s results of operations, financial position and cash flows. However, the application of IFRS 13 is likely to increase the disclosures required about fair value measurements.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.1.	Basis of preparation (continued)

In June 2011, the IASB issued an amendment to IAS 1 “Presentation of financial statements”. The amendment improves the consistency and clarity of the presentation of items of other comprehensive income (“OCI”). The main change is a requirement for entities to group items presented in OCI on the basis of whether they are potentially reclassifiable to profit or loss subsequently (reclassification adjustments). The amendment to IAS 1 shall be applied for annual periods beginning on or after 1 July 2012, with earlier application permitted. The Group is in the process of analyzing the resulting effects on the presentation of the Group’s results of operations, financial position or cash flows.

There are no other standards, amendments or interpretations that are not yet effective that would be expected to have an impact on the Group.

2.2.	Scope of consolidation

The consolidated financial statements include the results of the Company and all of its subsidiaries from the date that control commences to the date that control ceases. They also include the Group’s share of the after-tax results of its jointly-controlled entities on an equity-accounted basis from the point at which joint control commences, to the date that it ceases.

(a) Subsidiaries

Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

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

2.3.	Revision of previously issued financial statements

In June 2011, the Group changed its policy for presenting certain biological assets, mainly sugarcane and coffee plantations, from current assets to non-current assets. The Group effected this reclassification in its statement of financial position as of June 30, 2011. Current and non-current assets were retroactively restated as a result of this change. The Group considers that classification of these biological assets as non-current is more appropriate based on their nature, as capable of sustaining regular harvests in the long-term. Classification as non-current is also consistent with comparable from peer companies in the industry. This reclassification has not affected the total equity, statements of income, statements of cash flows and related notes other than Note 9 of the Group for any of the periods presented.

Additionally, during the year ended December 31, 2011, the Group revised its consolidated statements of financial position for the years ended December 31, 2010 and 2009, to properly reflect the classification of deferred tax assets and deferred tax liabilities on a net basis, which were originally presented without offsetting of balances within the same tax jurisdiction. The impact of this revision was a reduction of total assets and total liabilities for an amount of US$ 20.4 million and US$ 29.5 million, respectively; which represents approximately 1.5% and 2.3% of total assets and 3.3% and 5.8% of total liabilities as of those dates. This revision has not affected equity, statements of income and statements of cash flows. Also, Note 21 has not been affected since it is presented on a gross basis for all periods presented. The Group concluded that this was not material to the consolidated statements of financial position for the years ended December 31, 2010 and 2009.

The consolidated statements of financial position as of December 31, 2010 and 2009 have been revised as a result of the foregoing as follows:

	2010		2009
	As revised	As previously reported	As revised	As previously reported
Biological assets	133,593	104,216	190,714	170,347
Deferred income tax assets	47,056	67,463	15,656	45,113
Other non-currents assets	839,111	839,111	754,588	754,588

Total Non-Current Assets	1,019,760	1,010,790	960,958	970,048

Biological assets	53,164	82,541	39,740	60,107
Other currents assets	247,520	247,520	239,019	239,019

Total Current Assets	300,684	330,061	278,759	299,126

Total Assets	1,320,444	1,340,851	1,239,717	1,269,174

Deferred income tax liabilities	91,088	111,495	77,588	107,045
Other non-currents liabilities	268,241	268,241	214,668	214,668

Total Non-Current Liabilities	359,329	379,736	292,256	321,713

Total Current Liabilities	238,013	238,013	190,305	190,305

Total Liabilities	597,342	617,749	482,561	512,018

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.3.	Revision of previously issued financial statements (continued)

In addition, in December 2011, as permitted under IAS 7, the Group changed its policy for presenting interest paid in the statement of cash flows, classifying them under financing activities instead of operating activities. The Group effected this reclassification in its statement of cash flows for the year ended December 31, 2011. Cash flows from financing and operating activities were retroactively changed. The Group considers that this presentation is more appropriate on the grounds that interest paid reflect the cost of obtaining sources of finance, which in turn are consistent with internal analysis purposes and comparable from peer companies in the industry. This change has not affected the statement of financial position, total equity, statement of income and related notes for any of the periods presented.

The consolidated statements of cash flows as of December 31, 2010 and 2009 have been modified as a result of such change as follows:

	2010		2009
	As modified	As previously reported	As modified	As previously reported
Net cash generated from / (used in) operating activities	60,221	26,938	(20,010)	(45,807)
Net cash used in investing activities	(111,725)	(111,725)	(114,386)	(114,386)
Net cash generated from financing activities	46,545	79,828	130,250	156,047

2.4.	Segment reporting

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

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.5.	Foreign currency translation (continued)

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

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each statement of financial position date. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (See Note 2.11).

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

Investment property consists of farmland held to earn rentals or for capital appreciation and not used in production or for administrative purposes or for sale in the ordinary course of business. Investment property is measured at cost less accumulated depreciation and any impairment losses. Rental income from investment property “lease act under an operating lease” is recognized in the income statement on a straight line basis over the lease term.

If an investment property becomes owner-occupied, it is reclassified as property, plant and equipment at the commencement of owner occupation. An item of owner-occupied property is reclassified to investment property when its use has changed and owner-occupation ceases.

Transfers in and out of the respective categories as described above do not change the carrying amount of the properties transferred, and they do not change the cost of the properties for measurement or disclosure purposes.

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

Goodwill is not amortized but tested for impairment on an annual basis, or more frequently if there is an indication of impairment. Gains and losses on the disposal of a Group entity include any goodwill relating to the entity sold (See Note 2.11).

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.10.	Other intangible assets

Other intangible assets that are acquired by the Group, which have finite useful lives, are measured at cost less accumulated amortization and impairment losses, if any. These intangible assets comprise trademarks and computer software and are amortized in the statement of income on a straight-line basis over their estimated useful lives estimated to be 10 to 20 years and 3 to 5 years, respectively.

2.11.	Impairment of assets

Goodwill

For the purpose of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash flows, known as cash-generating units. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. Impairment losses recognized for goodwill cannot be reversed in a subsequent period. Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. See Note 4 (b) for details.

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

2.12.	Biological assets

Biological assets comprise growing crops (mainly corn, wheat, soybeans, sunflower and rice), sugarcane and coffee and livestock (growing herd and cattle for dairy production).

The Group distinguishes between consumable and bearer biological assets, and between mature and immature biological assets. “Consumable” biological assets are those assets that may be harvested as agriculture produce or sold as biological assets, for example livestock intended for dairy production. “Bearer” biological assets are those assets capable of producing more than one harvest, for example sugarcane or livestock from which raw milk is produced. “Mature” biological assets are those that have attained harvestable specifications (for consumable biological assets) or are able to sustain regular harvests (for bearer biological assets). “Immature” biological assets are those assets other than mature biological assets.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.12.	Biological assets (continued)

The Group presents long-term biological assets (sugarcane and coffee plantations) as non-current assets based on their nature, as capable of sustaining regular harvests in the long-term.

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

Biological assets, both at initial recognition and at each subsequent reporting date, are measured at fair value less costs to sell, except where fair value cannot be reliably measured. Cost approximates fair value when little biological transformation has taken place since the costs were originally incurred or the impact of biological transformation on price is not expected to be material.

Gains and losses that arise on measuring biological assets at fair value less costs to sell and measuring agricultural produce at the point of harvest at fair value less costs to sell are recognized in the statement of income in the period in which they arise in the line item “Initial recognition and changes in fair value of biological assets and agricultural produce”.

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

The fair value of growing crops excluding sugarcane and coffee is measured based on a formula, which takes into consideration the estimated crop yields, estimated market prices and costs, and discount rates. Yields are determined based on several factors including location of farmland, environmental conditions and other restrictions and growth at the time of measurement. Yields are multiplied by sown hectares to determine the estimated tons of crops to be obtained. The tons are then multiplied by a net cash flow determined at the future crop prices less the direct costs to be incurred. This amount is discounted at a discount rate, which reflects current market assessments of the assets involved and the time value of money.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.12.	Biological assets (continued)

•	Growing herd and cattle:

Livestock are measured at fair value less estimated point-of-sale costs, with any changes therein recognized in the statement of income, on initial recognition as well as subsequently at each reporting period. Gains and losses arising from animal growth and changes in livestock numbers are included in the statement of income in the period in which they arise, under the line item “Initial recognition and changes in fair value of biological assets and agricultural produce”. The fair value of livestock is determined based on the actual selling prices less estimated point-of-sale costs in the markets where the Group operates.

•	Coffee:

The coffee trees are accounted for as plantations and are generally felled after their optimum economic age for use has expired, generally 18 years.

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

Sugarcane, for which biological growth is not significant, is valued at cost, which approximates fair value. Expenditure on sugarcane consists mainly of land preparation expenses and other direct expenses incurred during the sowing period including labor, seedlings, agrochemicals and fertilizers among others. When it has attained significant biological growth, it is measured at fair value. The fair value considers estimated revenues based on yearly production volume (which will be destined to sugar, ethanol, energy and raw cane production) and the price is calculated as the average of daily prices for sugar future contracts (Sugar #11 ICE-NY contracts) for a six months period. Projected costs include maintenance, land leasing, harvesting and transportation.

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

2.14.	Financial assets

Financial assets are classified in the following categories: at fair value through profit or loss and loans and receivables. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

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

(c) Recognition and measurement

Regular purchases and sales of financial assets are recognized on the trade-date – the date on which the Group commits to purchase or sell the asset. Financial assets not carried at fair value through profit or loss are initially recognized at fair value plus transaction costs. Financial assets carried at fair value through profit or loss are initially recognized at fair value and transaction costs are expensed in the statement of income. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortized cost using the effective interest method.

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

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.14.	Financial assets (continued)

The Group assesses at each statement of financial position date whether there is objective evidence that a financial asset or a group of financial assets is impaired. Impairment testing of trade receivables is described in Note 2.16.

(d) Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

2.15.	Derivative financial instruments and hedging activities

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. Commodity future contract fair values are computed with reference to quoted market prices on future exchanges marktes. The fair values of commodity options are calculated using year-end market rates together with common option pricing models. The fair value of interest rate swaps has been calculated using a discounted cash flow analysis.

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

2.16.	Trade receivables

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

2.17.	Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less. In the statements of cash flows, interest paid is presented within financing cash flows and interest received is presented within investing activities. Long term biological assets planting costs and purchase of cattle outflows are disclosed as cash flows from investing activities because this classification better reflects the Group’s business activities and it is comparable with other agribusiness companies.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.18.	Trade payables

Trade payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.

2.19.	Borrowings

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

2.20.	Provisions

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

2.21.	Onerous contracts

The Group enters into contracts which require the Group to sell commodities in accordance with the Group’s expected sales. These contracts do not qualify as derivatives. These contracts are not recognized until at least one of the parties has performed under the agreement. However, when the contracts are onerous, the Group recognizes the present obligation under the contracts as a provision included within “Provision and other liabilities” in the statement of financial position. Losses under these onerous contracts are recognized within “Other operating income, net” in the statement of income.

2.22.	Current and deferred income tax

The Group’s tax loss for the year comprises the charge for current tax payable and deferred taxation attributable to the Group’s operating subsidiaries. Tax is recognized in the statement of income, except to the extent that it relates to items recognized directly in equity. In this case, the tax is also recognized in equity.

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

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.22.	Current and deferred income tax (continued)

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

2.23.	Revenue recognition

The Group’s primary activities comprise agricultural and agro-industrial activities.

The Group’s agricultural activities comprise growing and selling agricultural produce. In accordance with IAS 41 “Agriculture”, cattle are measured at fair value with changes therein recognized in the statement of income as they arise. Agricultural produce is measured at net realizable value with changes therein recognized in the statement of income as they arise. Therefore, sales of agricultural produce and cattle generally do not generate any separate gains or losses in the statement of income. See Notes 2.12 and 2.13 for additional details.

The Group’s agro-industrial activities comprise the selling of manufactured products (i.e. industrialized rice, milk-related products, coffee, ethanol, sugar, energy, among others). Sales of manufacturing products are measured at the fair value of the consideration received or receivable, net of returns and allowances, trade and other discounts, net of sales taxes, as applicable. Revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, and there is no continuing management involvement with the goods. Transfers of risks and rewards vary depending on the individual terms of the contract of sale. For export shipments, transfer occurs upon loading of the goods onto the relevant carrier.

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

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.24.	Farmlands sales

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

2.25.	Earnings per share

Basic earnings per share is calculated by dividing the net income for the period attributable to equity holders of the parent by the weighted average number of ordinary shares outstanding during the year. Diluted net earnings per share is computed by dividing the net income for the period by the weighted average number of ordinary shares outstanding, and when dilutive, adjusted for the effect of all potentially dilutive shares, including share options, on an as-if converted basis.

2.26.	Equity-settled share-based payments

The Group issues equity settled share-based payments to certain directors, senior management and employees. Options under the awards are measured at fair value at the date of grant. Management measures the fair value using the valuation technique that they consider to be the most appropriate to value each class of award. Methods used may include Black-Scholes calculations or other models as appropriate. The valuations take into account factors such as non-transferability, exercise restrictions and behavioral considerations. An expense is recognized to spread the fair value of each award over the vesting period on a straight-line basis, after allowing for an estimate of the awards that will eventually vest. The estimate of the level of vesting is reviewed at least annually, with any impact on the cumulative charge being recognized immediately.

2.27.	Research and development

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

The Group’s approach to the identification, assessment and mitigation of risk is carried out by a Risk and Commercial Committee, which focuses on timely and appropriate management of risk. This Risk and Commercial Committee has overall accountability for the identification and management of risk across the Group.

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

A significant majority of the Group’s business activities is conducted in the respective functional currencies of the subsidiaries (primarily the Brazilian Reais and the Argentine Peso). However, it transacts in currencies other than the respective functional currencies of the subsidiaries. To date, transactions denominated in currencies other than the respective functional currencies are denominated in US dollars. There are monetary balances held by the Group companies at each year-end that are denominated in US dollars (non-functional currency).

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

	2011
	Functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Argentine Peso	(17,090)	—	—	—	(17,090)
Brazilian Reais	—	(56,147)	—	—	(56,147)
US Dollar	(98,674)	(55,038)	21,964	138,107	6,359
Uruguayan Peso	—	—	(1,780)	—	(1,780)

Total	(115,764)	(111,185)	20,184	138,107	(68,658)

	2010
	Functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Argentine Peso	(37,748)	—	—	—	(37,748)
Brazilian Reais	—	(214,015)	—	—	(214,015)
US Dollar	(73,435)	(37,103)	17,411	15,469	(77,658)
Uruguayan Peso	—	—	126	—	126

Total	(111,183)	(251,118)	17,537	15,469	(329,295)

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

The Group’s analysis is carried out based on the exposure of each functional currency subsidiary against the US dollar. The Group estimates that, other factors being constant, a 10% devaluation (revaluation) of the respective functional currencies against the US dollar at year-end would decrease or (increase) Profit (Loss) Before Income Tax for the years ended December 31, 2011, 2010 and 2009, as described in the tables below:

	2011
	Functional currency
Net monetary position	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Argentine Peso	n/a	—	—	—	—
Brazilian Reais	—	n/a	n/a	—	—
US Dollar	9,867	5,504	(2,196)	n/a	13,175
Uruguayan Peso	—	—	—	—	—

(Increase) or decrease in (Loss) Before Income Tax	9,867	5,504	(2,196)	—	13,175

	2010
	Functional currency
Net monetary position	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Argentine Peso	n/a	—	—	—	—
Brazilian Reais	—	n/a	—	—	—
US Dollar	(7,344)	(3,710)	1,741	n/a	(9,313)
Uruguayan Peso	—	—	n/a	—	—

(Increase) or decrease in (Loss) Profit Before Income Tax	(7,344)	(3,710)	1,741	—	(9,313)

	2009
	Functional currency
Net monetary position	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Argentine Peso	n/a	—	—	—	—
Brazilian Reais	—	n/a	—	—	—
US Dollar	(8,683)	(16,072)	(248)	n/a	(25,003)
Uruguayan Peso	—	—	n/a	—	—

(Increase) or decrease in (Loss) Before Income Tax	(8,683)	(16,072)	(248)	—	(25,003)

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

The Group estimates that, for the years ended December 31, 2011, 2010 and 2009, other factors being constant, a 20% increase (or decrease) in prices of raw materials would (increase) or decrease Profit (Loss) Before Income Tax by approximately (US$ 29,468), (US$ 27,240) and (US$ 22,916), respectively.

•	End-product price risk

Prices for commodities products have historically been cyclical, reflecting overall economic conditions and changes in capacity within the industry, which affect the profitability of entities engaged in the agribusiness industry. The Group’s commercial team combines different actions to minimize price risk. A percentage of crops are to be sold during and post harvest period. The Group manages minimum and maximum prices for each commodity as well as gross margin per each crop as to decide when and how to sell. End-product price risks are hedged if economically viable and possible by entering into forward contracts with major trading houses or by using derivative financial instruments, consisting mainly of crops, sugar and coffee future contracts, but also includes occasionally put and call options. A movement in end-product futures prices would result in a change in the fair value of the end product hedging contracts. These fair value changes, after taxes, are recorded in the statement of income.

Contract positions are designed to ensure that the Group would receive a defined minimum price for certain quantities of its production. The counterparties to these instruments generally are major financial institutions. In entering into these contracts, the Group has assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. The Group does not expect any material losses as a result of counterparty defaults. The Group is also obliged to pay margin deposits and premiums for these instruments. These estimates represent only the sensitivity of the financial instruments to market risk and not the Group exposure to end product price risks as a whole, since the crops and cattle products sales are not financial instruments within the scope of IFRS 7 disclosure requirements.

The Group estimates that, for the years ended December 31, 2011, 2010 and 2009, other factors being constant, and a 5% increase (or decrease) in prices of the Group’s end products would (increase) or decrease Profit (Loss) Before Income Tax by approximately (US$ 1,675), (US$ 1,280) and (US$ 1,507), respectively.

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

Prudent liquidity risk management includes managing the profile of debt maturities and funding sources close oversight of cash flows projections, maintaining sufficient cash, and ensuring the availability of funding from an adequate amount of committed credit facilities and the ability to close out market positions. The Group’s ability to fund its existing and prospective debt requirements is managed by maintaining diversified funding sources with adequate available funding lines from high quality lenders; and reaching to have long term financial facilities.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

As of December 31, 2011, cash and cash equivalent of the Company totaled U$S 330.5, which could be used for managing liquidity risk.

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

At 31 December 2011	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 Years	Total
Trade and other payables	106,991	3,780	1,598	1,812	114,181
Borrowings (excluding finance lease liabilities)	166,708	104,760	118,541	26,366	416,375
Finance leases	119	79	—	—	198
Derivative financial instruments	6,054	—	—	—	6,054

Total	279,872	108,619	120,139	28,178	536,808

At 31 December 2010	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 Years	Total
Trade and other payables	66,106	606	1,883	3,568	72,163
Borrowings (excluding finance lease liabilities)	168,373	189,664	60,255	56,998	475,290
Finance leases	367	81	—	—	448
Derivative financial instruments	8,920	—	—	—	8,920

Total	243,766	190,351	62,138	60,566	556,821

•	Interest rate risk

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

The following table shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary issuing the loans (excluding finance leases). This analysis is performed after giving effect to interest rate swaps.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

The analysis for the year ended December 31, 2011 is as follows (all amounts are shown in US dollars):

	2011
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
Fixed rate:
Argentine Peso	6,739	—	—	6,739
Brazilian Reais	—	66,497	—	66,497
US Dollar	72,136	—	1,934	74,070

Subtotal Fixed-rate borrowings	78,875	66,497	1,934	147,306

Variable rate:
Brazilian Reais	—	87,614	—	87,614
US Dollar	59,977	65,610	—	125,587

Subtotal Variable-rate borrowings	59,977	153,224	—	213,201

Total borrowings as per analysis	138,852	219,721	1,934	360,507

Finance leases	66	132	—	198

Total borrowings as per statement of financial position	138,918	219,853	1,934	360,705

The analysis for the year ended December 31, 2010 is as follows (all amounts are shown in US dollars):

	2010
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
Fixed rate:
Argentine Peso	13	—	—	13
Brazilian Reais	—	76,253	—	76,253
US Dollar	34,465	7,013	475	41,953
Uruguayan Peso	—	—	62	62

Subtotal Fixed-rate borrowings	34,478	83,266	537	118,281

Variable rate:
Brazilian Reais	—	113,514	—	113,514
US Dollar	64,053	93,176	—	157,229

Subtotal Variable-rate borrowings	64,053	206,690	—	270,743

Total borrowings as per analysis	98,531	289,956	537	389,024

Finance leases	171	277	—	448

Total borrowings as per statement of financial position	98,702	290,233	537	389,472

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

At December 31, 2011, 2010 and 2009, if interest rates on floating-rate borrowings had been 1% higher (or lower) with all other variables held constant, Profit (Loss) Before Income Tax for the year would (increase) or decrease as follows:

	2011
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
Variable rate:
Brazilian Reais	—	(876)	—	(876)
US Dollar	(600)	(656)	—	(1,256)

Total effects on Profit (Loss) Before Income Tax	(600)	(1,532)	—	(2,132)

	2010
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
Variable rate:
Brazilian Reais	—	(1,134)	—	(1,134)
US Dollar	(641)	(932)	—	(1,573)

Total effects on Profit (Loss) Before Income Tax	(641)	(2,066)	—	(2,707)

	2009
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
Variable rate:
Brazilian Reais	—	(1,397)	—	(1,397)
US Dollar	(500)	(592)	—	(1,092)

Total effects on (Loss) Before Income Tax	(500)	(1,989)	—	(2,489)

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

The Group is subject to credit risk arising from outstanding receivables, cash and cash equivalents and deposits with banks and financial institutions, and from the use of derivative financial instruments. The Group’s policy is to manage credit exposure to trading counterparties within defined trading limits. All of the Group’s significant counterparties are assigned internal credit limits.

The Group sells manufactured products, agricultural products and offers services to a large base of customers. Type and class of customers may differ depending on the Group´s business segments. More than 67 % of the Group’s sales of crops are sold to 10 well-known clients (both multinational or local) with good credit history with the Company. In the Sugar, Ethanol and Energy segment, sales of ethanol are concentrated in 9 clients which represent the 61% of total sales of Ethanol during the year. Approximately 70% of the Group’s sales of sugar relate to 3 well known traders, and the outstanding. The remaining 30%, which mainly relates to “cristal sugar”, is dispersed among several customers. Energy sales are 91% concentrated in 3 major clients. In the dairy segment, 86% of the sales are concentrated to La Lacteo, the Joint Venture the Groups participates in 50% (See Note 10).

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

The Group is exposed to counterparty credit risk on cash and cash equivalent balances. The Group holds cash on deposit with a number of financial institutions. The Group manages its credit risk exposure by limiting individual deposits to clearly defined limits. The Group only deposits with high quality banks and financial institutions. The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents in the statement of financial position. As of December 31, 2011 and 2010, the total amount of cash and cash equivalents mainly comprise cash in banks and short-term bank deposits. The Group is authorized to work with banks rated “BBB+” or higher. At December 31, 2011, two banks (HSBC and Rabobank) accounted for more than 60% of the total cash deposited. The remaining amount of cash and cash equivalents relates to cash in hand. Additionally, during the year ended December 31, 2011, the Group invested in fixed-term bank deposits with one bank (HSBC) and entered into a derivative contract (currency forward). The Group does not have investment in securities or other financial instruments for which risk may have increased due to the financial credit crisis. The Group’s exposure of credit risk arising from cash and cash equivalents is set out in Note 14.

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

Similarly, transactions involving derivative financial instruments are with counterparties with high credit ratings (See Note 11 for details). The Group arranged interest rate swaps with HSBC S.A. (Brazil). The Group also entered into crop commodity futures traded in the established trading markets of Argentina and Brazil through well rated brokers. Management does not expect any counterparty to fail to meet its obligations.

•	Capital risk management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for members and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, it may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt. Consistent with others in the industry, the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as total debt (including current and non-current borrowings as shown in the consolidated statement of financial position, if applicable) divided by total capital. Total capital is calculated as equity, as shown in the consolidated statement of financial position, plus total debt. During the year ended December 31, 2011, the strategy, which was unchanged from 2010, was to maintain the gearing ratio within 0.18 to 0.40, as follows:

	2011	2010
Total Debt	360,705	389,472
Total Equity	1,094,869	723,102

Total Capital	1,455,574	1,112,574

Gearing Ratio	0.25	0.35

•	Derivative financial instruments

As part of its business operations, the Group uses a variety of derivative financial instruments to manage its exposure to the financial risks discussed above. The primary objective for holding derivative financial instruments is to manage currency exchange rate risk, interest rate risk and commodity price risk. As part of this strategy, the Group may enter into (i) interest rate derivatives to manage the composition of floating and fixed rate debt; (ii) currency derivatives to manage the currency composition of its cash and cash equivalents; and (iii) crop future contracts and put and call options to manage its exposure to price volatility stemming from its integrated crop production activities. The Group’s policy is not to use derivatives for speculative purposes.

Derivative financial instruments involve, to a varying degree, elements of market and credit risk not recognized in the financial statements. The market risk associated with these instruments resulting from price movements is expected to offset the market risk of the underlying transactions, assets and liabilities, being hedged. The counterparties to the agreements relating to the Group’s contracts generally are large institutions with credit ratings equal to or higher than BBB+. The Group continually monitors the credit rating of such counterparties and seeks to limit its financial exposure to any one financial institution. While the contract or notional amounts of derivative financial instruments provide one measure of the volume of these transactions, they do not represent the amount of the Group’s exposure to credit risk. The amounts potentially subject to credit risk (arising from the possible inability of counterparties to meet the terms of their contracts) are generally limited to the amounts, if any, by which the counterparties’ obligations under the contracts exceed the Group’s obligations to the counterparties.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

The following tables show the outstanding positions for each type of derivative contract as of the date of each statement of financial position:

•	Futures/ options

As of December 31, 2011:

	2011
Type of derivative contract	Tons (thousands)	Notional amount	Market Value Asset/ (Liability)	(Loss)/Gain
Futures:
Sale
Soybean	63	19	256	256
Wheat	1	—	7	7
Sugar	180	87,382	8,409	8,409
Ethanol	2	2,719	44	44
Coffee	2	10,533	238	256
Options:
Buy put
Corn	189	2,172	1,256	(620)
Soybean	20	127	293	164
Wheat	27	596	457	(143)
Sugar	39	109,600	845	845
Sell call
Soybean	21	130	137	7
Sugar	44	98,000	(1,519)	(1,519)
Wheat	27	(566)	(763)	(193)

Total	615	310,710	9,660	7,513

As of December 31, 2010:

	2010
Type of derivative contract	Tons (thousands)	Notional amount	Market Value Asset/ (Liability)	(Loss)/Gain
Futures:
Sale
Corn	6.9	149	141	141
Soybean	24.6	5,939	(2,789)	(2,789)
Sugar	34.3	15,955	(3,287)	(3,287)
Coffee	0.8	3,213	(2,231)	(2,231)
Wheat	0.6	111	(4)	(4)

Total	67.2	25,367	(8,170)	(8,170)

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

As of December 31, 2009:

	2009
Type of derivative contract	Tons	Notional amount	Market Value Asset/ (Liability)	(Loss)/Gain
Futures:
Sale
Corn	26.8	3,835	(19)	(19)
Soybean	20.1	4,740	(184)	(184)
Sugar	92.2	42,283	(11,712)	(11,712)
Coffee	0.5	16	99	99

Total	139.6	50,874	(11,816)	(11,816)

Commodity future contract fair values are computed with reference to quoted market prices on future exchanges.

•	Floating-to-fixed interest rate swaps

In January 2009, the Group entered into a floating-to-fixed interest rate swap to hedge against the variability of the cash flows of the Tranche B facility entered into with the IDB. Tranche B of the IDB facility comprises a five-year US$ 48.2 million loan bearing interest at 180-day LIBOR plus 4.75% per annum. (See Note 20 for additional details). The Group’s exposure to interest rate changes through the Tranche B loan has been fully hedged through the use of an amortizing interest rate swap. This hedging arrangement will fully offset any additional interest rate expense incurred as a result of increases in interest rates. The notional amount of the agreement was US$ 48.2 million. This swap agreement expires on November 15, 2013. In December 2011, as the company redefined the terms of IDB outstanding loan and received additional funds, the Group cancelled the original swap and entered into a new floating-to-fixed interest rate forward swap that will start on May 2012 to hedge against the variability of the cash flows of the new Tranche B facility. The redefined facility comprises a five-year US$ 60 million loan bearing interest at 180-day LIBOR plus 4.45% per annum. The Group’s exposure to interest rate changes through the Tranche B loan has been fully hedged through the use of an amortizing interest rate swap. This hedging arrangement will fully offset any additional interest rate expense incurred as a result of increases in interest rates. The notional amount of the agreement was US$ 60.0 million. This swap agreement expires on November 15, 2016. The Group did not apply hedge accounting to these agreements. As of December 31, 2011, 2010 and 2009, the Group recorded a liability of US$ nil, US$ 0.6 million and US$ 1 million, respectively, the estimated fair value of the swap at those dates.

UMAś facility with HSBC Bank comprises a two-year US$ denominated 7.0 million loan bearing exchange variation plus 7.30% per annum. Interest payments are hedged against 99.80% of CDI floating rate. These swap agreements expire in August 2012. The Group did not apply hedge accounting to these agreements. As of December 31, 2011, the Group recorded liabilities of US$ 0.3 million (2010: US$ 0.02 million) respectively, the estimated fair value at that date of the swap of Adecoagro Vale do Ivinhema and UMA.

The Group evaluated the impact on interest expense for the year considering an immediate 100 basis point change in interest rates. For the years ended December 31, 2011, 2010 and 2009, a 100 basis point increase/decrease in interest rates would result in an increase/decrease in interest expense of US$ 0.1 million, US$ 0.7 million and US$ nil, respectively.

The Group evaluated the impact on the interest rate swaps’ fair value considering an immediate 100 basis point change in interest rates. As of December 31, 2011 and 2010, a 100 basis point increase/decrease in interest rates would result in an approximate US$ nil and US$ 0.5 million increase/decrease in the fair value of interest rate swap, respectively. The fair value of the swap has been calculated using a discounted cash flow analysis.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

•	Currency forward

Between July and September 2011, the Group entered into several currency forward contracts with Brazilian banks in order to hedge the fluctuation of the Brazilian Reais against US Dollar for a total notional amount of US$ 74.0 million, with maturity dates between February and December 2012. The outstanding contracts resulted in the recognition of a loss amounting to US$ 9.1 million included within “Financial results, net.”

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

(a) Business combinations – purchase price allocation

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

(b) Impairment testing

At the date of each statement of financial position, the Group reviews the carrying amounts of its property, plant and equipment and finite lived intangible assets to determine whether there is any indication that those assets could have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. The Group’s property, plant and equipment items generally do not generate independent cash flows.

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

Based on these criteria, management identified a total amount of forty-six CGUs.

For the year ended December 31, 2010, in Argentina and Uruguay the Group only tested for impairment CGUs with allocated goodwill, due to the lack of indicators that evidenced the assets may be impaired. Additionally, the Group tested all CGUs in Brazil due mainly to the operating losses from continuing operations suffered during that period in the Coffee and Sugar, Ethanol and Energy segments.

As from September 30, 2011, in order to facilitate the year-end process and for administrative purposes, the Group decided to change the date of their annual impairment test from December 31 to September 30. Additionally, for the nine-month period ended September 30, 2011, due to the increase volatility in the international markets which lead to the fact that during certain periods of the year enterprise market price was lower than the Company’s net assets value, the Group tested for impairment all CGUs regardless of which CGUs have allocated any goodwill.

Estimating the fair value less costs-to-sell is based on the best information available, and refers to the amount at which the CGU could be bought or sold in a current transaction between willing parties. In calculating the fair value less costs-to-sell and value-in-use of its CGUs, management may be assisted by the work of external advisors.

CGUs tested based on a fair-value-less-costs-to-sell model for the period ended September 30, 2011 and years ended December 31, 2010:

The Group identified 37 CGUs in Argentina and Uruguay and 2 CGUs in Brazil. The Group tested all of these CGUs based on a fair value less costs-to-sell model as of September 30, 2011 and December 31, 2010. When using this model, the Group applies the “sales comparison approach” as its method of valuing most properties. This method relies on results of sales of similar agricultural properties to estimate the value of the CGU. This approach is based on the theory that the fair value of a property is directly related to the selling prices of similar properties. The fair value of farmland property is the amount of money the Group would realize if sold at arm’s length by a willing seller to a willing buyer.

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

The following table shows only the 11 CGUs where goodwill was allocated as of September 2011 and December 31, 2010 and the corresponding amount of goodwill allocated to each one:

CGU / Operating segment / Country	September 30, 2011	December 31, 2010
La Carolina / Crops / Argentina	166	176
La Carolina / Cattle / Argentina	27	29
El Orden / Crops / Argentina	203	215
El Orden / Cattle / Argentina	33	35
La Guarida / Crops / Argentina	2,434	2,574
La Guarida / Cattle / Argentina	241	255
Los Guayacanes / Crops / Argentina	1,859	1,966
Doña Marina / Rice / Argentina	6,565	7,023
Huelen / Crops / Argentina (Note 27)	7,403	—
El Colorado / Crops / Argentina (Note 27)	2,802	—
El Colorado / Cattle / Argentina (Note 27)	934	—

Closing net book amount of goodwill allocated to CGUs (Note 8)	22,667	12,273

Closing net book amount of PPE items and other assets	89,079	80,451

Total assets allocated to 8 CGUs	111746	92,724

The remaining 26 CGUs in Argentina and Uruguay and the 2 CGUs in Brazil without allocated goodwill are not detailed here for simplicity purposes. Property, plant and equipment, investment property, and finite-life intangible assets allocated to these 28 CGUs have an aggregated net book value of US$ 252,252 and US$ 230,512 as of September 30, 2011 and December 31, 2010, respectively.

Based on the testing above, the Group determined that none of the CGUs, with and without allocated goodwill, were impaired as of September 30, 2011 and December 31, 2010.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.	Critical accounting estimates and judgments (continued)

As of December 31, 2011, analysis of the events occurred since the last impairment review indicated that the likelihood that the current recoverable amount of the CGUs tested would be less that their carrying amounts was remote. Additionally, the most recent impairment test performed in September 30, 2011 resulted in an amount that exceeded the CGUs’ book value by a substantial margin. Consequently, the Group considered that no additional impairment test was necessary at year-end.

CGUs tested based on a value-in-use model for the period ended September 30, 2011 and years ended December 31, 2010:

The Group identified 3 CGUs in Argentina and 4 CGUs in Brazil. The Group tested all CGUs in Brazil based on a value-in-use model. In performing the value-in-use calculation, the Group applied pre-tax rates to discount the future pre-tax cash flows. In each case, these key assumptions have been made by management reflecting past experience and are consistent with relevant external sources of information, such as appropriate market data.

The key assumptions used by management in the value-in-use calculations which are considered to be most sensitive to the calculation are:

Key Assumptions	September 30, 2011	December 31, 2010
Financial projections	Covers 4 years	Covers 4 years
Yield average growth rates	1-3%	1-3%
Future pricing increases	Between 3% and 5%	2% per annum
Future cost increases	Expected US Inflation	2% per annum
Discount rates	8.91%	8.67%
Perpetuity rate	4.5%	2.5%

Discount rates are based on the risk-free rate for U.S. government bonds, adjusted for a risk premium to reflect the increased risk of investing in South America and Brazil in particular. The risk premium adjustment is assessed for factors specific to the respective CGUs and reflects the countries that the CGUs operate in.

The following table shows only the 3 CGUs where goodwill was allocated as of September 30, 2011 and December 31,2010 and the corresponding amount of goodwill allocated to each one:

CGU/ Operating segment	September 30, 2011	December 31, 2010
Ivinhema / Sugar, Ethanol and Energy	8,741	9,531
UMA / Sugar, Ethanol and Energy	3,212	3,575
UMA (f.k.a. Alfenas Café Ltda) / Coffee	1,002	1,115

Closing net book amount of goodwill allocated to CGUs (Note 8)	12,955	14,221

Closing net book amount of PPE items and other assets	90,278	89,312

Total assets allocated to 3 CGUs	103,233	103,533

The 3 CGUs in Argentina and the remaining CGU in Brazil without allocated goodwill are not detailed here for simplicity purposes. Property, plant and equipment and finite-life intangible assets allocated to these 4 CGUs have an aggregated net book value of US$ 329,317 and US$ 375,293 of September 30, 2011 and December 31, 2010, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.	Critical accounting estimates and judgments (continued)

Based on the testing above, the Group determined that none of the CGUs where value-in-use was applied were impaired as of September 30, 2011 and December 31, 2010.

Management views these assumptions as conservative and does not believe that any reasonable change in the assumptions would cause the carrying value of these CGU’s to exceed the recoverable amount.

As of December 31, 2011, analysis of the events occurred since the last impairment review indicated that the likelihood that the current recoverable amount of the CGUs tested would be less that their carrying amounts was remote. Additionally, the most recent impairment test performed in September 30, 2011 resulted in an amount that exceeded the CGUs’ book value by a substantial margin. Consequently, the Group considered that no additional impairment test was necessary at year-end.

(c) Biological assets

The nature of the Group’s biological assets and the basis of determination of their fair value are explained under Note 2.12. The discounted cash flow model requires the input of highly subjective assumptions including observable and unobservable data. Generally the estimation of the fair value of biological assets is based on models or inputs that are not observable in the market and the use of unobservable inputs is significant to the overall valuation of the assets. Unobservable inputs are determined based on the best information available, for example by reference to historical information of past practices and results, statistical and agronomical information, and other analytical techniques. Key assumptions include future market prices, estimated yields at the point of harvest, estimated production cycle, future cash flows, future costs of harvesting and other costs, and estimated discount rate.

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

The valuation models and their assumptions are reviewed annually, or quarterly if warranted, and, if necessary, adjusted. During the year ended December 31, 2009, the Group made no changes to the models and assumptions. During the year ended December 31, 2010, new information has been gained and accordingly the Group introduced an adjustment to the valuation model for sugarcane. Projected revenues are calculated since then based on the average of daily prices for sugar future contracts (Sugar # 11 ICE- NY contract) during the six-month period ended at period end rather than the spot price for sugar future contracts at year end used during 2009. The Group determined that the use of 6-month average of daily prices of future contracts was a more appropriate estimate for price inputs in the valuation model, as it would mitigate any additional variability that a single-day price may have on the sugarcane valuation model and was necessary to properly measure the fair value of the related biological assets given changes in market conditions in 2010. The effect of this change in the valuation model recognized in the line item “Initial recognition and changes in fair value of biological assets and agricultural produce” was an increase in the loss before income tax for US$ 47.5 million for the year ended December 31, 2010.

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

IFRS 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM evaluates the business based on the differences in the nature of its operations, products and services. The amount reported for each segment item is the measure reported to the CODM for these purposes.

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

•

The Group’s ‘Crops’ Segment consists of planting, harvesting and sale of grains, oilseeds and fibers (including wheat, corn, soybeans, cotton and sunflowers, among others), and to a lesser extent the provision of grain warehousing/conditioning and handling and drying services to third parties. Each underlying crop in the Crops segment does not represent a separate operating segment. Management seeks to maximize the use of the land through the cultivation of one or more type of crops. Types and surface amount of crops cultivated may vary from harvest year to harvest year depending on several factors, some of them out of the Group´s control. Management is focused on the long-term performance of the productive land, and to that extent, the performance is assessed considering the aggregated combination, if any, of crops planted in the land. A single manager is responsible for the management of operating activity of all crops rather than for each individual crop.

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

•

The Group’s ‘Land Transformation’ Segment comprises the (i) identification and acquisition of underdeveloped and undermanaged farmland businesses; and (ii) realization of value through the strategic disposition of assets (generating profits).

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

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Segment information (continued)

Segment analysis for the year ended December 31, 2011

	Farming						Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	Coffee	Cattle	Farming subtotal
Sales of manufactured products and services rendered	557	82,523	—	713	4,746	88,539	277,318	—	—	365,857
Cost of manufactured products sold and services rendered	—	(68,721)	—	(629)	(408)	(69,758)	(167,646)	—	—	(237,404)

Gross Profit from Manufacturing Activities	557	13,802	—	84	4,338	18,781	109,672	—	—	128,453

Sales of agricultural produce and biological assets	147,389	721	19,697	13,457	963	182,227	—	—	—	182,227
Cost of agricultural produce sold and direct agricultural selling expenses	(147,389)	(721)	(19,697)	(13,457)	(963)	(182,227)	—	—	—	(182,227)
Initial recognition and changes in fair value of biological assets and agricultural produce	38,014	10,139	6,939	(697)	468	54,863	31,948	—	—	86,811
Gain from changes in net realizable value of agricultural produce after harvest	10,953	—	—	(430)	—	10,523	—	—	—	10,523

Gross Profit / loss from Agricultural Activities	48,967	10,139	6,939	(1,127)	468	65,386	31,948	—	—	97,334

Margin on Manufacturing and Agricultural Activities Before Operating Expenses	49,524	23,941	6,939	(1,043)	4,806	84,167	141,620	—	—	225,787

General and administrative expenses	(8,003)	(6,278)	(1,173)	(1,153)	(269)	(16,876)	(21,082)	—	(27,184)	(65,142)
Selling expenses	(2,270)	(14,488)	(401)	(463)	(74)	(17,696)	(41,708)	—	—	(59,404)
Other operating income, net	1,843	372	(2)	2,020	(3)	4,230	11,220	8,832	299	24,581
Share of loss of joint ventures	—	—	(1,034)	—	—	(1,034)	—	—	—	(1,034)

Profit / (loss) from Operations Before Financing and Taxation	41,094	3,547	4,329	(639)	4,460	52,791	90,050	8,832	(26,885)	124,788

Depreciation and amortization	1,469	3,105	600	530	226	5,930	28,254	—	—	34,184
Initial recognition and changes in fair value of biological assets (unrealized)	—	—	1,503	(1,394)	—	109	8,797	—	—	8,906
Initial recognition and changes in fair value of agricultural produce (unrealized)	1,474	2,234	—	697	—	4,405	3,825	—	—	8,230
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	36,540	7,905	5,436	—	468	50,349	19,326	—	—	69,675
Gain from changes in net realizable value of agricultural produce after harvest (unrealized)	1,944	—	—	(128)	—	1,816	—	—	—	1,816
Gain from changes in net realizable value of agricultural produce after harvest (realized)	9,009	—	—	(302)	—	8,707	—	—	—	8,707
Property, plant and equipment, net	236,031	45,134	9,437	22,558	21,030	334,190	425,506	—	—	759,696
Investment property	9,828	—	—	—	18,055	27,883	—	—	—	27,883
Goodwill	14,656	6,414	—	990	1,193	23,253	11,633	—	—	34,886
Biological assets	28,300	23,167	9,338	18,369	1,501	80,675	158,925	—	—	239,600
Investment in joint ventures	—	—	4,299	—	—	4,299	—	—	—	4,299
Inventories	37,343	12,667	1,070	2,509	45	53,634	42,513	—	—	96,147

Total segment assets	326,158	87,382	24,144	44,426	41,824	523,934	638,577	—	—	1,162,511

Borrowings	83,019	55,567	13,892	11,937	—	164,415	196,290	—	—	360,705

Total segment liabilities	83,019	55,567	13,892	11,937	—	164,415	196,290	—	—	360,705

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Segment information (continued)

Segment analysis for the year ended December 31, 2010

	Farming						Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	Coffee	Cattle	Farming subtotal
Sales of manufactured products and services rendered	344	59,280	—	2,709	3,718	66,051	228,478	—	—	294,529
Cost of manufactured products sold and services rendered	—	(52,017)	—	(2,546)	—	(54,563)	(164,638)	—	—	(219,201)

Gross Profit from Manufacturing Activities	344	7,263	—	163	3,718	11,488	63,840	—	—	75,328

Sales of agricultural produce and biological assets	107,818	2,305	14,297	4,863	2,407	131,690	48	—	—	131,738
Cost of agricultural produce sold and direct agricultural selling expenses	(107,818)	(2,305)	(14,297)	(4,863)	(2,407)	(131,690)	(48)	—	—	(131,738)
Initial recognition and changes in fair value of biological assets and agricultural produce	38,879	9,360	9,129	(2,630)	737	55,475	(86,003)	—	—	(30,528)
Gain from changes in net realizable value of agricultural produce after harvest	7,482	—	—	517	—	7,999	—	—	—	7,999

Gross Profit / (loss) from Agricultural Activities	46,361	9,360	9,129	(2,113)	737	63,474	(86,003)	—	—	(22,529)

Margin on Manufacturing and Agricultural Activities Before Operating Expenses	46,705	16,623	9,129	(1,950)	4,455	74,962	(22,163)	—	—	52,799

General and administrative expenses	(7,087)	(3,773)	(2,910)	(983)	(350)	(15,103)	(19,080)	—	(22,379)	(56,562)
Selling expenses	(1,522)	(8,154)	(333)	(655)	(175)	(10,839)	(41,689)	—	—	(52,528)
Other operating income, net	(6,194)	345	—	(2,165)	70	(7,944)	5,305	20,837	26	18,224
Share of loss of joint ventures	—	—	(50)	—	—	(50)	—	—	—	(50)

Profit / (loss) from Operations Before Financing and Taxation	31,902	5,041	5,836	(5,753)	4,000	41,026	(77,627)	20,837	(22,353)	(38,117)

Depreciation and amortization	1,711	2,080	423	449	333	4,996	32,567	—	—	37,563
Initial recognition and changes in fair value of biological assets (unrealized)	8,719	6,273	3,610	(2,450)	(36)	16,116	(96,795)	—	—	(80,679)
Initial recognition and changes in fair value of agricultural produce (unrealized)	7,229	742	—	(71)	—	7,900	405	—	—	8,305
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	22,931	2,345	5,519	(109)	773	31,459	10,387	—	—	41,846
Gain from changes in net realizable value of agricultural produce after harvest (unrealized)	2,050	—	—	(523)	—	1,527	—	—	—	1,527
Gain from changes in net realizable value of agricultural produce after harvest (realized)	5,432	—	—	1,040	—	6,472	—	—	—	6,472
								—	—
Property, plant and equipment, net	204.454	50,899	4,202	25,265	18,830	303,650	448,342	—	—	751,992
Investment property	—	1,168	—	—	20,249	21,417	—	—	—	21,417
Goodwill	4,931	7,023	—	1,115	319	13,388	13,106	—	—	26,494
Biological assets	31,247	21,555	7,130	21,577	401	81,910	104,847	—	—	186,757
Investment in joint ventures	—	—	6,271	—	—	6,271	—	—	—	6,271
Inventories	22,926	8,422	883	7,023	61	39,315	17,855	—	—	57,170

Total segment assets	263,299	89,066	19,063	54,980	39,542	465,950	584,151	—	—	1,051,101

Borrowings	59,339	41,050	10,262	13,651	—	124,302	265,170	—	—	389,472

Total segment liabilities	59,339	41,050	10,262	13,651	—	124,302	265,170	—	—	389,472

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Segment information (continued)

Segment analysis for the year ended December 31, 2009

	Farming						Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	Coffee	Cattle	Farming subtotal
Sales of manufactured products and services rendered	9,667	67,317	752	7,984	172	85,892	97,494	—	—	183,386
Cost of manufactured products sold and services rendered	(5,447)	(56,576)	(613)	(7,120)	—	(69,756)	(110,327)	—	—	(180,083)

Gross Profit / (loss) from Manufacturing Activities	4,220	10,741	139	864	172	16,136	(12,833)	—	—	3,303

Sales of agricultural produce and biological assets	82,362	2,033	11,142	6,281	28,306	130,124	93	—	—	130,217
Cost of agricultural produce sold and direct agricultural selling expenses	(82,362)	(2,033)	(11,142)	(6,281)	(28,306)	(130,124)	(93)	—	—	(130,217)
Initial recognition and changes in fair value of biological assets and agricultural produce	6,563	12,170	3,374	(16,207)	4,704	10,604	61,064	—	—	71,668
Gain from changes in net realizable value of agricultural produce after harvest	11,362	191	—	1,234	—	12,787	—	—	—	12,787

Gross Profit / (loss) from Agricultural Activities	17,925	12,361	3,374	(14,973)	4,704	23,391	61,064	—	—	84,455

Margin on Manufacturing and Agricultural Activities Before Operating Expenses	22,145	23,102	3,513	(14,109)	4,876	39,527	48,231	—	—	87,758

General and administrative expenses	(6,280)	(2,883)	(2,221)	(2,126)	(2,909)	(16,419)	(13,922)	—	(22,052)	(52,393)
Selling expenses	(1,587)	(7,485)	(777)	(1,353)	(1,045)	(12,247)	(18,922)	—	—	(31,169)
Other operating income, net	4,776	(942)	(108)	806	377	4,909	(10,467)	18,839	(210)	13,071
Share of loss of joint ventures	—	—	(294)	—	—	(294)	—	—	—	(294)

Profit / (loss) from Operations Before Financing and Taxation	19,054	11,792	113	(16,782)	1,299	15,476	4,920	18,839	(22,262)	16,973

Depreciation and amortization	2,066	1,452	403	570	353	4,844	25,512	—	—	30,356
Initial recognition and changes in fair value of biological assets (unrealized)	4,433	6,759	32	(12,662)	127	(1,311)	57,335	—	—	56,024
Initial recognition and changes in fair value of agricultural produce (unrealized)	1,485	—	—	(3,043)	—	(1,558)	1,375	—	—	(183)
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	645	5,411	3,342	(502)	4,577	13,473	2,354	—	—	15,827
Gain from changes in net realizable value of agricultural produce after harvest (unrealized)	134	—	—	(7)	—	127	—	—	—	127
Gain from changes in net realizable value of agricultural produce after harvest (realized)	11,228	191	—	1,241	—	12,660	—	—	—	12,660
Property, plant and equipment, net	248,594	31,282	10,652	2,680	767	293,975	388,903	—	—	682,878
Investment property	—	—	—	—	21,246	21,246	—	—	—	21,246
Goodwill	6,110	—	—	1,067	237	7,414	12,539	—	—	19,953
Biological assets	27,467	11,524	4,313	21,634	815	65,753	164,701	—	—	230,454
Investment in joint ventures	—	—	6,506	—	—	6,506	—	—	—	6,506
Inventories	23,832	9,460	1,086	1,992	716	37,086	20,816	—	—	57,902

Total segment assets	306,003	52,266	22,557	27,373	23,781	431,980	586,959	—	—	1,018,939

Borrowings	63,893	39,850	9,963	3,493	—	117,199	189,582	—	—	306,781

Total segment liabilities	63,893	39,850	9,963	3,493	—	117,199	189,582	—	—	306,781

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

Total reportable segments’ assets are reconciled to total assets as per the statement of financial position as follows:

	2011	2010
Total reportable assets as per Segment Information	1,162,511	1,050,101
Intangible assets (excluding goodwill)	1,869	2,159
Deferred income tax assets	37,081	47,056
Trade and other receivables	156,927	149,957
Other assets	1,408	26
Derivative financial instruments	10,353	876
Cash and cash equivalents	330,546	70,269

Total assets as per the Statement of Financial Position	1,700,695	1,239,717

Total segment liabilities are measured in a manner consistent with that of the consolidated financial statements. These liabilities are allocated based on the operations of the segment.

Total reportable segments’ liabilities are reconciled to total liabilities as per the statement of financial position as follows:

	2011	2010
Total reportable liabilities as per Segment Information	360,705	389,472
Trade and other payables	122,438	81,021
Deferred income tax liabilities	92,989	91,088
Payroll and social liabilities	18,441	16,656
Provisions for other liabilities	4,327	9,207
Current income tax liabilities	872	978
Derivative financial instruments	6,054	8,920

Total liabilities as per the Statement of Financial Position	605,826	597,342

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

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Segment information (continued)

As of and for the year ended December 31, 2011:

	Argentina	Brazil	Uruguay	Total
Property, plant and equipment	281,696	467,509	10,491	759,696
Investment property	27,883	—	—	27,883
Intangible assets	1,129	740	—	1,869
Goodwill	22,263	12,623	—	34,886
Investment in joint ventures	4,299	—	—	4,299
Non-current portion of biological assets	10,679	177,294	—	187,973
Initial recognition and changes in fair value of biological assets and agricultural produce	47,196	37,617	1,998	86,811
Gain from changes in net realizable value of agricultural produce after harvest	10,539	651	(667)	10,523
Sales of manufactured products sold and services rendered	86,606	279,251	—	365,857
Sales of agricultural produce and biological assets	143,505	29,864	8,858	182,227

As of and for the year ended December 31, 2010:

	Argentina	Brazil	Uruguay	Total
Property, plant and equipment	246,602	495,075	10,315	751,992
Investment property	21,417	—	—	21,417
Intangible assets	1,115	1,044	—	2,159
Goodwill	12,272	14,222	—	26,494
Investment in joint ventures	6,271	—	—	6,271
Non-current portion of biological assets	7,169	97,047	—	104,216
Initial recognition and changes in fair value of biological assets and agricultural produce	54,226	(86,557)	1,803	(30,528)
Gain from changes in net realizable value of agricultural produce after harvest	8,157	(123)	(35)	7,999
Sales of manufactured products sold and services rendered	62,455	232,074	—	294,529
Sales of agricultural produce and biological assets	109,387	17,158	5,193	131,738

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

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.	Property, plant and equipment

Changes in the Group’s property, plant and equipment in 2011 and 2010 were as follows:

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and fittings	Computer equipment	Vehicles	Work in progress	Total
At January 1, 2010
Cost	299,872	3,086	122,644	233,170	2,205	2,560	106,826	770,363
Accumulated depreciation	—	(2,652)	(19,990)	(62,522)	(823)	(1,498)	—	(87,485)

Net book amount	299,872	434	102,654	170,648	1,382	1,062	106,826	682,878

Year ended December 31, 2010
Opening net book amount	299,872	434	102,654	170,648	1,382	1,062	106,826	682,878
Exchange differences	(4,919)	(27)	2,337	7,272	45	(33)	4,173	8,848
Additions	974	10	4,964	22,337	592	455	67,654	96,986
Acquisition of subsidiary (Note 31)	13,666	—	375	33	—	2	—	14,076
Transfers	—	153	65,398	68,291	68	—	(133,910)	—
Transfers from investment property (Note 7)	6,767	—	—	—	—	—	—	6,767
Disposals	(10,948)	(153)	(2,360)	(456)	(36)	(122)	—	(14,075)
Reclassification to non-income tax credits (*)	—	—	—	—	—	—	(6,271)	(6,271)
Disposals of subsidiary
Depreciation charge (Note 25)	—	(172)	(8,120)	(28,215)	(449)	(261)	—	(37,217)

Closing net book amount	305,412	245	165,248	239,910	1,602	1,103	38,472	751,992

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.	Property, plant and equipment (continued)

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and fittings	Computer equipment	Vehicles	Work in progress	Total
At December 31, 2010
Cost	305,412	3,069	193,358	330,647	2,874	2,862	38,472	876,694
Accumulated depreciation	—	(2,824)	(28,110)	(90,737)	(1,272)	(1,759)	—	(124,702)

Net book amount	305,412	245	165,248	239,910	1,602	1,103	38,472	751,992

Year ended December 31, 2011
Opening net book amount	305,412	245	165,248	239,910	1,602	1,103	38,472	751,992
Exchange differences	(26,619)	(24)	(16,958)	(24,265)	(130)	(60)	(3,344)	(71,400)
Additions	7,272	145	1,522	10,599	510	304	70,591	90,943
Acquisition of subsidiary (Note 31)	30,863	241	76	161	—	56	—	31,397
Transfers	—	639	14,336	6,074	114	—	(21,163)	—
Transfers from investment property (Note 7)	1,145	—	—	—	—	—	—	1.145
Disposals	(4,388)	(2)	(1,630)	(534)	(13)	(40)	—	(6,607)
Reclassification to non-income tax credits (*)	—	—	—	(3,021)	—	—	—	(3,021)
Depreciation charge (Note 25)	—	(314)	(8,977)	(24,483)	(609)	(370)	—	(34,753)

Closing net book amount	313,685	930	153,617	204,441	1,474	993	84,556	759,696

At December 31, 2011
Cost	313,685	4,068	190,704	319,661	3,355	3.122	84,556	919,151
Accumulated depreciation	—	(3,138)	(37,087)	(115,220)	(1,881)	(2,129)	—	(159,455)

Net book amount	313,685	930	153,617	204,441	1,474	993	84,556	759,696

(*)	Brazilian federal tax law allows entities to take a percentage of the total cost of the assets purchased as a tax credit. The procedure adopted initially was to recognize such credits proportionally to the depreciation of these fixed assets on a monthly basis. During 2009, the Group elected to change the procedure to recognize these federal tax credits separately when the assets is purchased and, as permitted, the tax credits already “embedded” within the cost of the assets were reclassified to tax credit (See Note 12).

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.	Property, plant and equipment (continued)

An amount of US$ 28,407; US$ 29,603 and US$ 16,895 of depreciation charges are included in “Cost of manufactured products sold and services rendered” for the years ended December 31, 2011, 2010 and 2009, respectively. An amount of US$ 4,424; US$ 7,614 and US$ 13,164 of depreciation charges are included in “General and administrative expenses” for the years ended December 31, 2011, 2010 and 2009, respectively. An amount of US$ 1,016, US$ nil and US$ nil of depreciation charges are included in “Selling expenses” for the years ended December 31, 2011, 2010 and 2009, respectively. An amount of US$ 906, US$ nil and US$ nil of depreciation charges were not charged to the statement of income and were capitalized in “Inventories” for the years ended December 31, 2011, 2010 and 2009, respectively.

During the year ended December 31, 2011, borrowing costs of US$ 1,918 (2010: US$5,453) were capitalized as components of the cost of acquisition or construction for qualifying assets.

Certain of the Group’s assets have been pledged as collateral to secure the Group’s borrowings and other payables. The net book value of the pledged assets amounts to US$ 319,392 as of December 31, 2011 (2010: US$ 334,743).

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

7.	Investment property

Changes in the Group’s investment property in 2011 and 2010 were as follows:

	2011	2010
Beginning of the year	21,417	21,246
Acquisition of subsidiary (Note 31)	9,670	7,935
Transfers (i)	(1,145)	(6,767)
Exchange difference	(2,059)	(997)

End of the year	27,883	21,417

Cost	27,883	21,417
Accumulated depreciation	—	—

Net book amount	27,883	21,417

The following amounts have been recognized in the statement of income in the line “Sales of manufactured products and services rendered”:

	2011	2010	2009
Rental income	4,980	3,718	172

(i)	Transferred to property, plant and equipment in 2011 and 2010. Relates to finalization of contracts with third parties.

As of December 31, 2011, the fair value of investment property was US$ 86.6 million (2010: US$ 96.4 million).

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

8.	Intangible assets

Changes in the Group’s intangible assets in 2011 and 2010 were as follows:

	Goodwill	Trademarks	Software	Total
At January 1, 2010
Cost	19,953	2,232	609	22,794
Accumulated amortization	—	(676)	(259)	(935)

Net book amount	19,953	1,556	350	21,859

Year ended December 31, 2010
Opening net book amount	19,953	1,556	350	21,859
Exchange differences	(482)	742	31	291
Additions	—	6	27	33
Acquisition of subsidiary (Note 31)	7,023	—	—	7,023
Disposals	—	(207)	—	(207)
Amortization charge (i) (Note 25)	—	(213)	(133)	(346)

Closing net book amount	26,494	1,884	275	28,653

At December 31, 2010
Cost	26,494	2,773	667	29.934
Accumulated amortization	—	(889)	(392)	(1,281)

Net book amount	26,494	1,884	275	28,653

Year ended December 31, 2011
Opening net book amount	26,494	1,884	275	28,653
Exchange differences	(2,747)	(105)	(43)	(2,895)
Additions	—	—	195	195
Acquisition of subsidiaries (Note 31)	11,139	—	—	11,139
Amortization charge (i) (Note 25)	—	(187)	(150)	(337)

Closing net book amount	34,886	1,592	277	36,755

At December 31, 2011
Cost	34,886	2,667	818	38,371
Accumulated amortization	—	(1,075)	(541)	(1,616)

Net book amount	34,886	1,592	277	36,755

(i)	An amount of US$ 149 and US$ 133 of amortization charges are included in “General and administrative expenses” for the years ended December 31, 2011 and 2010, respectively. An amount of US$186 and US$ 213 of amortization charges are included in “Selling expenses” for the years ended December 31, 2011 and 2010, respectively. There were no impairment charges for any of the years presented (see Note 4 (b)).

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

9.	Biological assets

Changes in the Group’s biological assets in 2011, 2010 and 2009 were as follows:

	2011	2010	2009
Beginning of the year	186,757	230,454	125,948
Increase due to purchases	1,683	681	296
Disposal of subsidiary (Note 15)	—	—	(86)
Acquisition of subsidiary (Note 31)	1,495	—	—
Initial recognition and changes in fair value of biological assets (i)	86,811	(30,528)	71,668
Decrease due to harvest	(331,278)	(237,465)	(84,990)
Decrease due to sales	(2,842)	(2,138)	(37,014)
Costs incurred during the year	319,089	224,969	136,625
Exchange differences	(22,115)	784	18,007

End of the year year	239,600	186,757	230,454

(i)	Biological asset with a production cycle of more than one year (that is, sugarcane, coffee, dairy and cattle) generated “Initial recognition and changes in fair value of biological assets” amounting to US$ 38,658 for the year ended December 31, 2011 (2010: US$ (78,767); 2009: US$ 52,935). In 2011, an amount of US$ 101,671 (2010: US$ (60,146); 2009: US$ 29,834) was attributable to price changes, and an amount of US$ (63,013) (2010: US$ (18,621); 2009: US$ 23,101) was attributable to physical changes.

Biological assets in 2011, 2010 and 2009 were as follows:

	2011	2010	2009
Non-current
Cattle for dairy production (i)	9,338	7,130	4,313
Breeding cattle (i)	—	—	—
Other cattle (ii)	1,341	39	66
Sown land – coffee (iii)	18,369	21,577	21,634
Sown land – sugarcane (iii)	158,925	104,847	164,701

	187,973	133,593	190,714

Current
Breeding cattle (i)	—	—	—
Other cattle (iv)	160	362	749
Sown land – crops (ii)	28,300	31,247	27,467
Sown land – rice (ii)	23,167	21,555	11,524

	51,627	53,164	39,740

Total biological assets	239,600	186,757	230,454

(i)	Classified as bearer and mature biological assets.
(ii)	Classified as consumable and immature biological assets.
(iii)	Classified as bearer and immature biological assets.
(iv)	As of December 31, 2011, and amount of US$ 124 (2010: 186; 2009: 493) was classified as consumable and mature biological assets, and an amount of US$ 36 (2010: 176; 2009: 256) was classified as consumable and immature biological assets.

The fair value less estimated point of sale costs of agricultural produce at the point of harvest amounted to US$ 325,843 for the year ended December 31, 2011 (2010: US$ 241,762; 2009: US$ 88,113).

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

9.	Biological assets (continued)

A drought occurred during December 2011 affecting some of our farms in Argentina and Uruguay. As a result, the expected yield consider in the Biological Asset model was reduced generating a negative impact in “Initial recognition and changes in fair value of biological assets and agricultural produce” of US$ 4.5 million. Rain levels normalized during the beginning of 2012. The final effect of the drought will be known at harvest.

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

The following amounts represent the Group’s 50% share of the assets and liabilities, and income and expenses of the joint venture:

	2011	2010
Assets:
Non-current assets	5,633	4,944
Current assets	5,883	5,697

	11,516	10,641

Liabilities:
Non-current liabilities	1,138	735
Current liabilities	6,079	3,635

	7,217	4,370

Net assets of joint venture	4,299	6,271

	2011	2010	2009
Income	2,040	1,989	2,268
Expenses	(3,074)	(2,039)	(2,562)

Loss after income tax	(1,034)	(50)	(294)

There are no contingent liabilities relating to the group’s interest in the joint venture, and no contingent liabilities of the venture itself.

In addition, on November 23, 1999, the Group’s subsidiary Pilagá S.A. entered into a joint venture with a third party, Copra S.A., for the purpose of obtaining rights to use public waters and construct a dam for irrigated rice production. On September 2011, Pilagá S.A. exited the UTE and such exit was registered with the Public Registry of Commerce of the city of Buenos Aires.

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

	Loans and receivables	Assets at fair value through profit and loss	Subtotal financial assets	Non-financial assets	Total
December 31, 2011
Assets as per statement of financial position
Trade and other receivables	71,383	—	71,383	85,544	156,927
Derivative financial instruments	—	10,353	10,353	—	10,353
Cash and cash equivalents	330,546	—	330,546	—	330,546

Total	401,929	10,353	412,282	85,544	497,826

	Liabilities at fair value through profit and loss	Other financial liabilities at amortized cost	Subtotal financial liabilities	Non-financial liabilities	Total
Liabilities as per statement of financial position
Trade and other payables	—	114,181	114,181	8,257	122,438
Borrowings (excluding finance lease liabilities)	—	360,507	360,507	—	360,507
Finance leases	—	198	198	—	198
Derivative financial instruments	6,054	—	6,054	—	6,054

Total	6,054	474,886	480,940	8,257	489,197

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.	Financial instruments by category (continued)

	Loans and receivables	Assets at fair value through profit and loss	Subtotal financial assets	Non-financial assets	Total
December 31, 2010
Assets as per statement of financial position
Trade and other receivables	70,115	—	70,115	79,842	149,957
Derivative financial instruments	—	876	876	—	876
Cash and cash equivalents	70,269	—	70,269	—	70,269

Total	140,384	876	141,260	79,842	221,102

	Liabilities at fair value through profit and loss	Other financial liabilities at amortized cost	Subtotal financial liabilities	Non-financial liabilities	Total
Liabilities as per statement of financial position
Trade and other payables	—	72,163	72,163	8,858	81,021
Borrowings (excluding finance lease liabilities)	—	389,024	389,024	—	389,024
Finance leases	—	448	448	—	448
Derivative financial instruments	8,920	—	8,920	—	8,920

Total	8,920	461,635	470,555	8,858	479,413

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

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.	Financial instruments by category (continued)

Income, expense, gains and losses on financial instruments can be assigned to the following categories:

	Loans and receivables	Assets/liabilities at fair value through profit and loss	Other financial liabilities at amortized cost	Total
December 31, 2011
Interest income (i)	8,019	—	—	8,019
Interest expense (i)	—	—	(34,017)	(34,017)
Foreign exchange gains/ (losses) (ii)	9,899	1,405	(23,987)	(12,683)
Gain from derivative financial instruments(iii)	—	17,417	—	17,417

Net result	17,918	18,822	(58,004)	(21,264)

	Loans and receivables	Assets/liabilities at fair value through profit and loss	Other financial liabilities at amortized cost	Total
December 31, 2010
Interest income (i)	1,341	—	—	1,341
Interest expense (i)	—	—	(34,369)	(34,369)
Foreign exchange gains/ (losses) (ii)	372	—	(11,029)	(10,657)
Gain from derivative financial instruments(iii)	—	5,124	—	5,124

Net result	1,713	5,124	(45,398)	(38,561)

	Loans and receivables	Assets/liabilities at fair value through profit and loss	Other financial liabilities at amortized cost	Total
December 31, 2009
Interest income (i)	472	—	—	472
Interest expense (i)	—	—	(28,222)	(28,222)
Foreign exchange gains/ (losses) (ii)	11,939	—	(13,936)	(1,997)
Loss from derivative financial instruments(iii)	—	(7,800)	—	(7,800)

Net result	12,411	(7,800)	(42,158)	(37,547)

(i)	Included in “Financial results, net” in the statement of income.
(ii)	Included in “Financial results, net” in the statement of income.
(iii)	Included in “Other operating income, net” and “Financial results, net” in the statement of income.

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

For the years ended December 31, 2011, 2010 and 2009, the financial instruments recognized at fair value on the statement of financial position comprise derivative financial instruments.

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

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of December 31, 2011 and 2010 and their allocation to the fair value hierarchy:

	2011
	Level 1	Level 2	Level 3	Total
Assets
Derivative financial instruments	10,353	—	—	10,353

Total assets	10,353	—	—	10,353

Liabilities
Derivative financial instruments	671	5,383	—	6,054

Total liabilities	671	5,383	—	6,054

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

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

12.	Trade and other receivables, net

	2011	2010
Non current
Receivables from related parties (Note 33)	63	—

Trade receivables – net	63	—

Prepaid expenses	—	—
Advances to suppliers	2,719	—
Income tax credits	3,682	3,628
Non-income tax credits (i)	6,988	8,681
Receivable from disposal of farmland (iii) (Note 15)	—	13,656
Cash collateral	1,469	3,079
Other receivables	824	1,708

Non current portion	15,746	30,752

Current
Trade receivables	38,178	32,702
Receivables from related parties (Note 33)	4,846	1,662
Less: Allowance for trade receivables	(1,622)	(1,323)

Trade receivables – net	41,402	33,041

Prepaid expenses	12,102	8,299
Advances to suppliers	11,872	14,274
Income tax credits	2,522	6,954
Non-income tax credits (i)	45,659	38,006
Escrow deposits (ii)	—	—
Cash collateral	1,792	2,342
Receivable from disposal of farmland (iii) (Note 15)	18,090	10,432
Receivable with related parties (Note 33)	—	291
Other receivables	7,743	5,566

Subtotal	99,779	86,164

Current portion	141,181	119,205

Total trade and other receivables, net	156,927	149,957

(i)	Includes US$ 3,021 reclassified from property, plant and equipment.
(ii)	In connection with certain acquisitions, the Group deposited a portion of the consideration that would otherwise have been delivered to the sellers into an escrow account with a third party escrow agent to secure specified indemnification obligations of the sellers under the respective agreements.
(iii)	Relates to the sale of a farmland (See Note 15).

The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other receivables approximate their carrying amount, as the impact of discounting is not significant.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

12.	Trade and other receivables, net (continued)

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies (expressed in US dollars):

	2011	2010
Currency
US Dollar	51,338	53,561
Argentine Peso	42,163	38,977
Uruguayan Peso	803	697
Brazilian Reais	62,622	56,722

	156,927	149,957

As of December 31, 2011 trade receivables of US$ 18,938 (2010: US$ 9,379) were past due but not impaired. The ageing analysis of these receivables is as follows:

	2011	2010
Up to 3 months	17,996	7,929
3 to 6 months	914	542
Over 6 months	28	908

	18,938	9,379

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

Movements on the Group’s allowance for trade receivables are as follows:

	2011	2010
At January 1	1,323	906
Charge of the year	740	632
Acquisition of subsidiary	—	14
Unused amounts reversed	(385)	(189)
Used during the year	—	—
Exchange differences	(64)	(40)

At December 31	1,622	1,323

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

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above. The Group holds mortgages as collateral for the sale of La Macarena and La Alegría farmlands.

As of December 31, 2011, approximately 36% (2010: 23%) of the outstanding unimpaired trade receivables (neither past due nor impaired) relate to sales to 5 well-known multinational companies with good credit quality standing, including but not limited to Bunge, Raizen Combustivies S.A., Webcor S.A., or its affiliates, among others. Most of these entities or their parent companies are externally credit-rated. The Group reviews these external ratings from credit agencies.

The remaining percentage as of December 31, 2011 and 2010 of the outstanding unimpaired trade receivables (neither past due nor impaired) relate to sales to a dispersed large quantity of customers for which external credit ratings may not be available. However, the total base of customers without an external credit rating is relatively stable. New customers with less than six months of history with the Group are closely monitored. The Group has not experienced credit problems with these new customers to date. The majority of the customers for which an external credit rating is not available are existing customers with more than six months of history with the Group and with no defaults in the past. A minor percentage of customers may have experienced some non-significant defaults in the past but fully recovered.

13.	Inventories

	2011	2010
Raw materials	31,539	25,292
Finished goods	60,067	25,601
Stocks held by third parties	4,528	6,267
Others	13	10

	96,147	57,170

The cost of inventories recognized as expense and included in “Cost of manufactured products sold and services rendered” amounted to US$ 226,413 for the year ended December 31, 2011 (2010: US$ 208,485 and 2009: US$ 83,120). The cost of inventories recognized as expense and included in “Cost of agricultural produce sold and direct agricultural selling expenses” amounted to US$ 148,177 for the year ended December 31, 2011 (2010: US$101,288 and 2009: US$77,280).

14.	Cash and cash equivalents

	2011	2010
Cash at bank and on hand	238,902	31,768
Short-term bank deposits	91,644	38,501

	330,546	70,269

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.	Disposals

As part of the Group´s strategy to profit from farmland value appreciation opportunities, from time to time, the Group completes sales of farmlands.

On November 30, 2011 the Group completed the sale of “La Alegría”, a 2,438 hectare farm located in General Villegas, province of Buenos Aires, Argentina, for a total consideration of US$13.7 million. This transaction resulted in a gain of US$ 8.8 million included within “Other operating income, net”. Cash collected totaled US$ 9.7 million. The remaining US$ 4.0 million receivable will be collected in July 2012 (see Note 12).

On December 21, 2010 the Group completed the sale of La Macarena, a farm located in Río Negro, Uruguay for cash consideration of US$ 34 million. This transaction resulted in a gain of US$ 20.8 million included within “Other operating income, net” in the statement of income as of December 31, 2010. Cash collected at December 31, 2011 totaled US$ 20.8 million. Remaining receivable will be collected during 2012 (see Note 12).

16.	Shareholders’ contributions

The share capital of the Group is represented by common shares with a nominal value of US$ 1.5 per share and one vote each.

	Number of shares	Share capital and share premium
At 1 January 2009	112,420	615,624
Contributed capital	7,580	67,719

At 31 December 2009	120,000	683,343
Contributed capital	—	—

At 31 December 2010	120,000	683,343
At January 24, 2011, after reverse stock split (1)	80,000	683,343
Issue of shares on January 28, 2011 (2)	40,069	423,030
Employee share options exercised (Note 17)	37	326
Restricted shares issued (Note 17)	427	641
Restricted shares exercised (Note 17)	—	746
Non controlling interest acquired (3)	—	(1,281)

At 31 December 2011	120,533	1,106,805

(1)	The Extraordinary General Meeting of Adecoagro’s shareholders held on January 24, 2011 approved a reverse stock split of Adecoagro’s common shares, changing the nominal value of Adecoagro’s common shares from US$ 1 to US$ 1.5. Therefore, Adecoagro reduced total shares outstanding as of that date from 119,999,997 shares to 79,999,985 shares.
(2)	Initial Public Offering and private placement.
(3)	As a consequence of new contributions made in International Farmland Holdings LP fully attributable to the Group, non controlling interest was reduced from 2% to 1.36%.

On January 28, 2011 the Company successfully completed an initial public offering (IPO) of its shares in the New York Stock Exchange. The Company issued 28,405,925 shares, at a price of US$ 11 per share. In addition, on February 11, 2011, the Company issued 4,285,714 shares, at a price of US$ 11 per share, as a consequence of the over-alloment option exercised by the underwriters of the initial public offering, raising an overall amount of approximately US$ 359 million.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.	Shareholders’ contributions (continued)

On January 28, 2011, Adecoagro’s also issued and sold to Al Gharrafa Investment Company 7,377,598 common shares at a purchase price per share of US$ 10.65, which is equal to the price per common share paid by the underwriters acting in the initial public offering of the Company. This transaction was conditioned upon, and closed immediately after, the closing of the initial public offering of the Company. Consequently the Company raised US$ 79 million.

The Company intends to use these funds to finance part of the construction costs of Ivinhema (sugar and ethanol mill in Brazil) and for potential investments in the acquisition of farmland and capital expenditures required in the expansion of the farming business.

Related transaction costs totaling US$ 15 million net of tax have been netted off with the deemed proceeds, on the Share premium issued.

During 2011, the Company agreed to contribute the full proceed from the IPO to International Farmland Holdings LP, increasing its interest to 98.64%.

17.	Equity-settled share-based payments

The Group has set a “2004 Incentive Option Plan” and a “2007/2008 Equity Incentive Plan” (collectively referred to as “Option Schemes”) under which the Group grants equity-settled options to senior managers and selected employees of the Group´s subsidiaries. Additionally, in 2010 the Group has set a “Adecoagro Restricted Share and Restricted Stock Unit Plan” (referred to as “Restricted Share Plan”) under which the Group grants restricted shares to senior and medium management and key employees of the Group’s subsidiaries.

(a) Option Schemes

The Group recognized aggregate compensation expense of US$ 0.9 million for the year ended December 31, 2011 (2010: US$ 1.7 million; 2009: US$2.8 million) related to the options granted under the Option Schemes.

The fair value of the options under the Option Schemes was measured at the date of grant using the Black-Scholes valuation technique. This valuation model takes into account factors such as non transferability, expected volatility, exercise restrictions and behavioral considerations.

Key grant-date fair value and other assumptions under the Option Schemes are detailed below:

Grant Date	Jan 2009	Nov 2009	Jan 2010	Jan 2010	Jun 2010	Sep 2010	Sep 2010
Expected volatility	21%	22%	22%	22%	22%	22%	22%
Expected life	6.50	6.50	6.5	6.5	6.5	6.5	6.5
Risk free rate	1,85%	2,31%	2.34%	2.34%	1.79%	1.41%	1.41%
Expected dividend yield	0%	0%	0%	0%	0%	0%	0%
Fair value per option	$3.52	$3.78	$3.62	$3.38	$3.17	$3.05	$3.28
Possibility of ceasing employment before vesting	0.22%	0.48%	0.53%	0.55%	0.80%	0.88%	0.88%
Exercise price	$13.40	$13.40	$12.82	$13.40	$13.40	$13.40	$12.82

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.	Equity-settled unit-based payments (continued)

Since the Group’s shares were not publicly traded at the time the options were granted, expected volatility was determined by calculating the historical volatility of share prices of comparable entities in representative stock markets. The expected life used in the model was adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioral considerations. On January 28, 2011 the Company completed its initial public offering in the New York Stock Exchange (see Note 16).

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

Movements in the number of equity-settled options outstanding and their related weighted average exercise prices under the Adecoagro/ IFH 2004 Stock Incentive Option Plan are as follows:

	2011		2010		2009
	Average exercise price per share	Options (thousands)	Average exercise price per share	Options (thousands)	Average exercise price per share	Options (thousands)
At January 1	6.67	2,176	6.74	2,401	6.74	2,401
Forfeited	7.31	(230)	—	—	—	—
Exercised	5.83	(37)	—	—	—	—

At December 31	6.68	1,909	6.74	2,401	6.74	2,401

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.	Equity-settled unit-based payments (continued)

Options outstanding at year end under the Adecoagro/ IFH 2004 Incentive Option Plan have the following expiry date and exercise prices:

	Exercise price per share
		Shares (in thousands)
Expiry date:		2011	2010	2009
May 1, 2014	5.83	674	674	674
May 1, 2015	5.83	556	556	572
May 1, 2016	5.83	192	228	320
February 16, 2016	7.11	110	110	110
October 1, 2016	8,62	602	608	725

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

Movements in the number of equity-settled options outstanding and their related weighted average exercise prices under the Adecoagro/ IFH 2007/2008 Equity Incentive Plan are as follows:

	2011		2010		2009
	Average exercise price per share	Options (thousands)	Average exercise price per share	Options (thousands)	Average exercise price per share	Options (thousands)
At January 1	13.06	2,113	13.02	2,030	12.83	1,312
Granted	—	—	13.25	198	13.40	718
Forfeited	12.89	(191)	—	—	—	—

At December 31	13.06	1,922	13.06	2,228	13.02	2,030

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.	Equity-settled unit-based payments (continued)

Options outstanding at year-end under the Adecoagro/ IFH 2007/2008 Equity Incentive Plan have the following expiry date and exercise prices:

	Exercise price per share
		Shares (in thousands)
Expiry date:		2011	2010	2009
Dec 1, 2017	12.82	1,149	1,198	1,312
Jan 30, 2019	13.40	687	700	700
Nov 1, 2019	13.40	18	18	18
Jan 30, 2020	12.82	31	35	—
Jan 30, 2020	13.40	71	81	—
Jun 30, 2020	13.40	22	22	—
Sep 1, 2020	13.40	44	44	—
Sep 1, 2020	12.82	15	15	—

The following table shows the exercisable shares at year end under both the Adecoagro/ IFH 2004 Incentive Option Plan and the Adecoagro/ IFH 2007/ 2008 Equity Incentive Plan:

Exercisable shares in thousands
2011	3,681
2010	3,318
2009	2,038

During 2011, 36,900 options were exercised under the 2004 Incentive Option Plan. Accordingly, the Group issued and registered these shares with a nominal value of US$ 1.5.

(b) Restricted Share and Restricted Stock Unit Plan

The Restricted Share and Restricted Stock Unit Plan was effectively established in 2010 and amended in November 2011 is administered by the Compensation Committee of the Company. Restricted shares under the Restricted Share or Restricted Sotck Units Plan vest over a 3-year period from the date of grant at 33% on each anniversary of the grant date. Participants are entitled to receive one common share of the Company for each restricted share or restricted unit issued. For the Restricted Share Plan there are no performance requirements for the delivery of common shares, except that a participant’s employment with the Group must not have been terminated prior to the relevant vesting date. If the participant ceases to be an employee for any reason, any unvested restricted share shall not be converted into common shares and the participant shall cease for all purposes to be a shareholder with respect to such shares.

On July 18, 2011, the Group issued and registered 427,293 restricted shares with a nominal value of US$ 1.5 which were granted under the Restricted Share Plan. While the restricted shares are not vested, they are recognized in “Other reserves”. Once they are vested, the reserve is reversed and a share premium is recognized.

During 2011, 68,718 restricted shares were vested.

At December 31, 2011, the Group recognized compensation expense US$ 2.8 million related to the restricted shares granted under the Restricted Share Plan.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.	Equity-settled unit-based payments (continued)

The restricted shares under the Restricted Share Plan were measured at fair value at the date of grant.

Key grant-date fair value and other assumptions under the Restricted Share Plan are detailed below:

Grant Date	Apr 1, 2011	Apr 1, 2011	May 13, 2011
Fair value	12.69	12.69	12.36
Possibility of ceasing employment before vesting	5%	10%	0%

Movements in the number of restricted shares outstanding under the Restricted Share Plan are as follows:

Restricted shares (thousands)
2011
At January 1, 2011	—
Granted	427
Forfeited	(2)
Exercised	(69)

At December 31, 2011	356

No restricted stock unit was awarded during 2011.

In December 2011, 2,370 restricted shares became forfeited and were returned to the Group. These restricted shares are held by the Group as treasury shares and presented within “Treasury shares” in the statement of changes in shareholders’ equity.

18.	Legal and other reserves

According to the laws of certain of the countries in which the Group operates, a portion of the profit of the year (5%) is separated to constitute legal reserves until they reach legal capped amounts. These legal reserves are not available for dividend distribution and can only be released to absorb losses. The legal limit of these reserves has not been met.

In addition, from time to time, the subsidiaries of the Group may separate portions of their profits of the year to constitute voluntary reserves according to company law and practice. These voluntary reserves may be released for dividend distribution.

Legal and other reserves amount to US$ 14,592 as of December 31, 2011 (2010: US$ 6,536; 2009: US$ 7,855) and are included within the balance of retained earnings in the statement of changes in shareholders’ equity.

The Company may make distributions in the form of dividends or otherwise to the extent that it has distributable retained earnings or available distributable reserves (including share premium) that result from the Stand Alone Financial Statements prepared in accordance with Luxembourg GAAP. No distributable retained earning result from the Stand Alone Financial Statements of the Company as of December 31, 2011, but the Company has distributable reserves in excess of US$ 904,157.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

19.	Trade and other payables

	2011	2010
Non-current
Payable from acquisition of property, plant and equipment (i)	3,646	4,239
Payable from acquisition of subsidiary (Note 31)	—	5,802
Taxes payable	1,547	1,331
Other payables	885	413
Escrows arising on business combinations (Note 31)	2,340	—

	8,418	11,785

Current
Trade payables	68,672	49,597
Payable from acquisition of subsidiary (Note 31)	35,730	5,802
Advances from customers	1,721	2,560
Amounts due to related parties (Note 33)	318	4,892
Taxes payable	4,989	4,967
Escrows arising on business combinations (Note 31)	—	—
Other payables	2,590	1,418

	114,020	69,236

Total trade and other payables	122,438	81,021

(i)	These trades payable are mainly collateralized by property, plant and equipment of the Group.

The fair values of current trade and other payables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other payables approximate their carrying amounts, as the impact of discounting is not significant.

20.	Borrowings

	2011	2010
Non-current
Bank borrowings	203,330	250,591
Obligations under finance leases	79	81

	203,409	250,672

Current
Bank overdrafts	6,735	209
Bank borrowings	150,442	138,224
Obligations under finance leases	119	367

	157,296	138,800

Total borrowings	360,705	389,472

As of December 31, 2011, total bank borrowings include collateralized liabilities of US$ 297,472 (2010: US$ 350,654). These loans are mainly collateralized by property, plant and equipment and shares of certain subsidiaries of the Group.

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

The maturity of the Group’s borrowings (excluding obligations under finance leases) and the Group’s exposure to fixed and variable interest rates is as follows:

	2011	2010
Fixed rate:
Less than 1 year	70,007	52,326
Between 1 and 2 years	25,554	22,425
Between 2 and 3 years	12,426	7,661
Between 3 and 4 years	8,902	7,394
Between 4 and 5 years	7,551	5,920
More than 5 years	22,866	22,555

	147,306	118,281

Variable rate:
Less than 1 year	87,170	86,107
Between 1 and 2 years	40,353	70,905
Between 2 and 3 years	24,756	54,436
Between 3 and 4 years	23,507	17,506
Between 4 and 5 years	23,369	15,619
More than 5 years	14,046	26,170

	213,201	270,743

	360,507	389,024

Borrowings incurred by the Group’s subsidiaries in Brazil are repayable at various dates between January 2012 and March 2020 and bear either fixed interest rates ranging from 4.50% to 17.60% per annum or variable rates based on LIBOR or other specific base-rates plus spreads ranging from 3.42% to 16.55% per annum. At December 31, 2011 LIBOR (six months) was 0.81% (2010: 0.46%).

Borrowings incurred by the Group´s subsidiaries in Argentina are repayable at various dates between January 2012 and November 2018 and bear either fixed interest rates ranging from 1.25% and 7.75% per annum and variable rates based on LIBOR + 4.45% per annum.

As of December 31, 2011, total borrowings include (i) a US$ denominated 20.1 million loan (principal plus accrued interest) with a syndicated of banks, led by Rabobank International Brasil S.A. (“Rabobank”) (2010: US$ 30.2 million) due in 2013 (the “Syndicated Loan”); (ii) a Reais-denominated 118.2 million loan (principal plus accrued interest) (equivalent to US$ 63 million as of December 31, 2011) with BNDES-FINEM (the “BNDES Loan Facility”) due in 2018; (iii) a U.S. dollar-denominated 80 million loan with the Interamerican Development Bank (IDB) (the “IDB Facility”); (iv) a Reais-denominated 70.0 million facility (of which, as of December 31, 2010, the Group have received R$ 70.0 million, equivalent to US$ 37.0 million) from Banco do Brasil S.A. (BDB) (“The BDB Facility”) due between 2012 and 2020.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

20.	Borrowings (continued)

•	Syndicated Loan and BNDES Loan Facility

The amended Syndicated Loan bears interest at LIBOR plus 2.65 % per annum and the BNDES Loan Facility bears interest at a country-specific variable rate (“TJLP rate”) plus 4.05% per annum (TJLP at December 31, 2011 was 6.00%). The Syndicated Loan and the BNDES Loan Facility contain certain customary financial covenants, events of default and restrictions which require the Group to meet pre-defined financial ratios, among other restrictions, as well as restrictions on the payment of dividends, except as would not result in a breach of the financial covenants. These financial covenants are measured on an annual basis as of the end of each fiscal year. Certain covenants are measured on a combined basis aggregating the borrowing subsidiaries and others are measured on an individual basis. Under the Syndicated Loan, defaults by either Adecoagro Vale do Ivinhema , UMA, Adeco Agropecuária Brasil S.A. or Adeco Brasil Participações S.A. on any indebtedness with an aggregate principal amount over US$ 500,000 can result in acceleration of the full outstanding loan amount due to the syndicate of banks. The obligations under this facility are secured by (i) a mortgage of the Takuare farm; (ii) a pledge on the capital stock (“quotas”) of Adecoagro Vale do Ivinhema; and (iii) liens over the Angélica mill and equipment, all of which are property of Adecoagro Vale do Ivinhema.

The financial covenants are defined as follows:

	2011	2012 to 2013	2014 to 2018
Financial ratios:
Debt Service Coverage Ratio (individual)	> 1.00	> 1.00	> 1.30
Liquidity Ratio (individual)	> 1.00	> 1.00	> 1.00
Liquidity Ratio (aggregate)	> 1,00	> 1.20	> 1.20
Interest Coverage Ratio (aggregate)	> 2.00	> 4.00	> 4.00
Net Bank Debt / EBITDA (aggregate)	< 3.00	< 3.00	< 3.00

During 2011 and 2010 the Group was in compliance with all financial covenants.

•	IDB Facility

The amended IDB Facility is divided into a seven-year US$ 20.0 million tranche (“Tranche A”) and a five-year US$ 60.0 million tranche (“Tranche B”). Tranche A originally bore interest at 180-day LIBOR plus 5% per annum although subsequently revised to a fixed rate of 6.11% per annum. Tranche B bears interest at 180-day LIBOR plus 4.45% per annum, the Group entered into a floating to fix interest rate forward swap, fixing LIBOR at 1.25%, effective May 2012. Pursuant to this amendment the group got a new disbursement of USD 30,833,520.

Payment of principal plus interest of both tranches are made on a bi-annual basis. The proceeds of this loan were used to make capital investments and refinance short-term debt. The IDB Facility is collateralized by property, plant and equipment with a net book value of US$41.5 million, by a mortgage over (i) Carmen and La Rosa farms which are property of Adeco Agropecuaria S.A.; and (ii) El Meridiano farm which is the property of Pilagá S.A.

Under the IDB Facility, defaults by either Adeco Agropecuaria S.A. or Pilagá S.A. on any indebtedness with an aggregate principal amount over US$ 3.0 million can result in acceleration of the full outstanding loan amount due to the IDB. The IDB Facility also contains certain customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions, as well as restrictions on the payment of dividends. The financial covenants are measured in accordance with generally accepted accounting principles in Argentina and measured both on quarterly or annually basis.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

20.	Borrowings (continued)

During 2011, Adeco Agropecuaria S.A. and Pilagá S.A. were in compliance with all financial covenants.

The amendment signed on November 9, 2011, modified the terms of the existing financial ratio covenants, pursuant to these amended financial ratios Adeco Agropecuaria S.A. and Pilagá S.A. are now required to meet yearly the following financial ratios (measured on a combined basis):

	2011	2012	2013	2014	2015	2016	2017	2018
Total Debt (i)	150,000	155,000	160,000	160,000	160,000	160,000	160,000	160,000
Current Ratio	1.10x	1.10x	1.15x	1.20x	1.20x	1.20x	1.20x	1.20x
Interest Coverage Ratio	2.10x	2.15x	2.20x	2.25x	2.30x	2.40x	2.50x	2.60x
Liabilities to Equity	1.60x	1.70x	1.70x	1.70x	1.70x	1.70x	1.70x	1.70x

(i)	Measured on a quarterly basis.

In addition, the IDB Facility contains a change of control provision requiring acceleration of amounts due under the facility.

•	BDB Facility

In July 2010, Adecoagro Vale do Ivinhema, a Brazilian subsidiary, entered into a Reais-denominated 70.0 million loan (equivalent to US$ 37.3 million as of December 31, 2011) with Banco do Brasil S.A. due in 2020. The BDB Facility bears a fixed interest rate of 10% per annum with a bonus performance of 15% and is repayable on a monthly basis starting in August 2012 and ending in July 2020 (until August 2012, interest will be pay be quarterly). Under this facility, defaults by either Adecoagro Vale do Ivinhema or any of the Brazilian subsidiaries on any indebtedness can result in acceleration of the full outstanding loan amount due to BDB. It contains customary covenants and restrictions. Adecoagro Vale do Ivinhema’s obligations under the BDB Facility is secured by (i) a first mortgage of the Sapálio farm, which is owned by Adecoagro Vale do Ivinhema. and (ii) a first pledge on the equipment acquired or to be acquired by Adecoagro Vale do Ivinhema with the proceeds of such facility. Adecoagro Vale do Ivinhema is currently not, and has not been, in violation of any of the financial ratio covenants for the BDB Facility. The following table lists the financial ratios covenants Adecoagro Vale do Ivinhema subsidiary is currently required to meet under the BDB Facility:

Financial Ratios	2011 to 2013	2014 to 2020
Debt Service Coverage Ratio (individual)	>1.00	>1.30
Liquidity Ratio (individual)	>1.00	>1.00

•	DB Facility

On July 28, 2010, Adecoagro Vale do Ivinhema entered into a U.S. dollar-denominated 50.0 million facility with Deutsche Bank AG London Branch, which was due in 2013. It bore an annual interest at a variable rate equal to LIBOR plus 8.5%. As regard this Loan facility, on August 3, 2011 the Group fully prepaid the outstanding capital. This optional prepayment amounts to US$ 47.7 million including interest accrued until the prepayment date. Additionally, the Company paid the premium fee of 2.5% of the principal outstanding amount to be able to make the prepayment, equivalent to US$ 1.1 million.

The Group estimates that the carrying amount of short-term loans approximates fair value due to their short-term nature. The Group estimates that the fair values of the long-term bank loans are estimated based on the current rates offered to the Group for debt of similar terms and maturities. The Group’s fair value of long-term bank loans was not significantly different from the carrying value at December 31, 2011 and 2010.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

20.	Borrowings (continued)

The carrying amounts of the Group’s borrowings are denominated in the following currencies (expressed in US dollars):

	2011	2010
Currency
Argentine Peso	6,739	13
US Dollar	199,657	199,182
Uruguayan Peso	—	62
Brazilian Reais	154,309	190,215

	360,705	389,472

Obligations under finance leases

Lease liabilities are effectively secured as the rights to the leased asset revert to the lessor in the event of default.

Gross finance lease liabilities – minimum lease payments:

	2011	2010
Not later than one year	119	396
Later than one year and not later than five years	79	81

	198	477
Future finance charges on finance leases	(17)	(29)

Present value of finance lease liabilities	181	448

The present value of finance lease liabilities is as follows:

	2011	2010
Not later than one year	119	367
Later than one year and not later than five years	79	81

	198	448

Under the terms of the lease agreements, no contingent rents are payable. The interest rate inherent in these finance leases is fixed at the contract date for all of the lease term. The average interest rate on finance lease payables at December 31, 2011 was 8.52% (2010: 10.67%).

21.	Taxation

Adecoagro is subject in Luxembourg to the applicable general tax regulations.

The Group’s income tax has been calculated on the estimated assessable taxable profit for the year at the rates prevailing in the respective foreign tax jurisdictions. The subsidiaries of the Group in the jurisdictions where the Group operates are required to calculate their income taxes on a separate basis; thus, they are not permitted to compensate subsidiaries´ losses against subsidiaries income. The details of the provision for the Group’s income tax are as follows:

	2011	2010	2009
Current income tax	(13,520)	(3,956)	(1,034)
Deferred income tax	(1,142)	20,219	6,449

Income tax (expense) benefit	(14,662)	16,263	5,415

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

Deferred tax assets of the Group as of December 31, 2011, 2010 and 2009, without taking into consideration the offsetting of balances within the same tax jurisdiction, will be recovered as follows:

	2011	2010	2009
Deferred income tax asset to be recovered after more than 12 months	55,951	66,756	44,139
Deferred income tax asset to be recovered within 12 months	2,161	707	974

Deferred income tax assets	58,112	67,463	45,113

Deferred income tax liability to be recovered after more than 12 months	110,752	108,644	100,585
Deferred income tax liability to be recovered within 12 months	3,268	2,851	6,460

Deferred income tax liability	114,020	111,495	107,045

Deferred income tax liabilities, net	55,908	44,032	61,932

The gross movement on the deferred income tax account is as follows:

	2011	2010	2009
Beginning of year	44,032	61,932	75,914
Exchange differences	(4,282)	(4,961)	(7,000)
Acquisition of subsidiary	15,016	7,280	—
Disposal of subsidiary (Note 15)	—	—	(533)
Income tax benefit	1,142	(20,219)	(6,449)

End of year	55,908	44,032	61,932

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

The movement in the deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred income tax liabilities	Property, plant and equipment	Biological assets	Others	Total
At January 1, 2009	86,198	8,189	240	94,627
Charged/(credited) to the statement of income	(5,065)	20,384	670	15,989
Disposal of subsidiary	(510)	(14)	(9)	(533)
Exchange differences	(1,771)	(1,555)	288	(3,038)

At December 31, 2009	78,852	27,004	1,189	107,045

Charged/(credited) to the statement of income	(1,992)	2,051	(376)	(317)
Disposal of subsidiary
Acquisition of subsidiary	7,280	—	—	7,280
Exchange differences	(2,546)	(263)	296	(2,513)

At December 31, 2010	81,594	28,792	1,109	111,495

Charged/(credited) to the statement of income	6,943	(8,189)	(764)	(2,010)
Acquisition of subsidiary	15,016	—	—	15,016
Exchange differences	(7,502)	(4,117)	1,138	(10,481)

At December 31, 2011	96,051	16,486	1,483	114,020

Deferred income tax assets	Provisions	Tax loss carryforwards	Equity-settled share-based compensation	Biological Assets	Others	Total
At January 1, 2009	440	13,725	3,226	—	1,322	18,713
Charged/(credited) to the statement of income	675	19,201	999	—	1,563	22,438
Exchange differences	150	3,479	—	—	333	3,962

At December 31, 2009	1,265	36,405	4,225	—	3,218	45,113

Charged/(credited) to the statement of income	1,980	(2,655)	617	19,525	435	19,902
Exchange differences	63	2,961	—	(1,632)	1,056	2,448

At December 31, 2010	3,308	36,711	4,842	17,893	4,709	67,463

Charged/(credited) to the statement of income	2,364	7,455	1,117	(15,357)	1,268	(3,152)
Exchange differences	(604)	(3,521)	—	503	(2,577)	(6,199)

At December 31, 2011	5,068	40,645	5,959	3,039	3,401	58,112

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

In order to fully realize the deferred tax asset, the Group will need to generate future taxable income in the countries where the net operating losses were incurred. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that as at December 31, 2011, it is probable that the Group will realize all of the deferred tax assets in Argentina and some portion of the deferred tax assets in Brazil.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

21.	Taxation (continued)

As of December 31, 2011, the Group’s tax loss carry forwards and the jurisdictions, which generated them are as follows:

Jurisdiction	Tax loss carry forward	Expiration Period
Argentina	2,925	5 years
Uruguay	4,150	5 years
Brazil	122,192	No expiration date

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The Group did not recognized deferred income tax assets of US$ 3.1 million at December 31, 2011 in respect of losses amounting to US$ 9.1 million than can be carried forward against future taxable income.

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	2011	2010	2009
Tax calculated at the tax rates applicable to profits in the respective countries	30,947	(23,004)	(8,100)
Non-deductible items	2,075	3,210	702
Unused tax losses, net	(14,617)	7,642	688
Non-taxable income	(4,056)	(4,234)	—
Others	313	123	1,295

Income tax benefit	14,662	(16,263)	(5,415)

22.	Payroll and social security liabilities

	2011	2010
Non-current
Social security payable	1,431	1,178

	1,431	1,178

Current
Salaries payable	3,174	3,471
Social security payable	2,758	2,223
Provision for vacations	7,100	6,155
Provision for bonuses	3,978	3,629

	17,010	15,478

Total payroll and social security liabilities	18,441	16,656

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

The table below shows the movements in the Group’s provisions for other liabilities categorized by type of provision:

	Labor, legal and other claims	Tax and social security	Onerous contracts	Total
At January 31, 2010	3,370	1,608	—	4,978
Additions	1,770	552	3,947	6,269
Used during year	(1,379)	(705)	—	(2,084)
Exchange differences	(27)	71	—	44

At December 31, 2010	3,734	1,526	3,947	9,207

Additions	1,274	430	222	1,926
Acquisition of subsidiaries	155	—	—	155
Used during year	(2,447)	(79)	(3,947)	(6,473)
Exchange differences	(256)	(208)	(24)	(488)

At December 31, 2011	2,460	1,669	198	4,327

Analysis of total provisions:

	2011	2010
Non current	3,358	4,606
Current	969	4,601

	4,327	9,207

The Group is engaged in several legal proceedings, including tax, labor, civil, administrative and other proceedings in Brazil, which qualified as contingent liabilities for an aggregate amount of US$ 5.2 million as of December 31, 2011.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

24.	Sales

	2011	2010	2009
Sales of manufactured products and services rendered:
Rice	82,079	58,876	65,521
Ethanol	116,599	114,793	62,811
Sugar	130,348	98,385	26,143
Soybean oil and meal	—	—	8,420
Energy	24,393	15,040	8,216
Coffee	713	2,709	7,984
Services	767	749	2,848
Rental income	4,980	3,717	172
Powder milk	—	—	720
Others	5,978	260	551

	365,857	294,529	183,386

Sales of agricultural produce and biological assets:
Soybean	61,385	64,890	35,696
Cattle for dairy	1,896	2,096	333
Other cattle	957	882	28,306
Corn	42,959	23,968	14,654
Cotton	9,101	2,395	11,905
Milk	17,801	13,415	10,809
Wheat	24,232	7,939	10,218
Coffee	13,457	4,862	6,281
Sunflower	7,413	4,880	5,517
Barley	828	1,171	3,106
Seeds	784	2,537	2,352
Others	1,414	2,703	1,040

	182,227	131,738	130,217

Total sales	548,084	426,267	313,603

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

The notional amount of these contracts is US$ 65.9 million as of December 31, 2011 (2010: US$ 77.2 million; 2009: US$ 29.1 million ) comprised primarily of 17,070 tons of sugar (US$ 9.2 million), 70,037 tons of soybean (U$S 24.1 million) and 92,359 tons of corn (US$ 16.0 million), which expire between January 2012 and September 2012.

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

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

25.	Expenses by nature (continued)

The following table provides the additional disclosure required on the nature of expenses and their relationship to the function within the Group:

	2011	2010	2009
Cost of agricultural produce and biological assets sold	168,837	117,992	116,728
Raw materials and consumables used in manufacturing activities	147,339	136,208	95,959
Services	20,437	14,727	39,374
Salaries and social security expenses (Note 26)	57,259	52,728	37,099
Depreciation and amortization	34,184	37,563	30,356
Taxes (*)	2,159	3,462	4,307
Maintenance and repairs	16,032	14,299	17,046
Freights	31,956	24,198	11,322
Export taxes / selling taxes	31,006	30,205	21,779
Fuel and lubricants	8,522	9,336	5,507
Lease expense and similar arrangements (**)	2,592	3,262	2,764
Others	23,854	16,049	11,621

Total expenses by nature	544,177	460,029	393,862

(*)	Excludes export taxes and selling taxes.
(**)	Relates to various cancellable operating lease agreements for office and machinery equipment.

For the year ended December 31, 2011, an amount of US$ 237,404 is included as “cost of manufactured products sold and services rendered” (2010: US$ 219,201; 2009: US$ 180,083); an amount of US$ 182,227 is included as “cost of agricultural produce sold and direct agricultural selling expenses” (2010: US$ 131,738; 2009: US$ 130,217); an amount of US$ 65,142 is included in “general and administrative expenses” (2010: US$ 56,562; 2009: US$ 52,393); and an amount of US$ 59,404 is included in “selling expenses” as described above (2010: US$ 52,528; 2009: US$ 31,169).

26.	Salaries and social security expenses

	2011	2010	2009
Wages and salaries	40,596	40,090	27,777
Social security costs	12,986	10,857	6,442
Equity-settled share-based compensation	3,677	1,781	2,880

	57,259	52,728	37,099

Number of employees	5,560	5,263	5,290

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

27.	Other operating income, net

	2011	2010	2009
Gain from the sale of subsidiaries (Note 15)	—	—	18,839
Gain / (loss) from commodity derivative financial instruments	19,664	106	(7,486)
Loss from onerous contracts – forwards	(5,333)	(3,935)	—
Gain from disposal of farmland (Note 15)	8,832	20,837	—
Gain from disposal of other property items	394	847	337
Others	1,024	369	1,381

	24,581	18,224	13,071

28.	Financial results, net

	2011	2010	2009
Finance income:
- Interest income	8,019	1,341	472
- Foreign exchange gains, net	—	7,324	10,903
- Gain from interest rate/foreign exchange rate derivative financial instruments	—	5,018	—
- Other income	1,113	2,876	178

Finance income	9,132	16,559	11,553

Finance costs:
- Interest expense	(34,017)	(34,369)	(28,222)
- Foreign exchange losses, net	(12,683)	—	—
- Taxes	(5,273)	(2,104)	(2,060)
- Loss from interest rate/foreign exchange rate derivative financial instruments	(2,247)	—	(314)
- Other expenses	(8,121)	(3,023)	(3,620)

Finance costs	(62,341)	(39,496)	(34,216)

Total financial results, net	(53,209)	(22,937)	(22,663)

29.	Earnings per share

(a) Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Group by the weighted average number of shares in issue during the period excluding ordinary shares held as treasury shares (Note 16).

	2011	2010	2009
Earnings/(losses) attributable to equity holders of the Group	56,018	(43,904)	(260)
Weighted average number of shares in issue (thousands)	117,028	80,000	80,000

Basic earnings/(losses) per share	0.4787	(0.5488)	(0.0033)

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

29.	Earnings per share (continued)

(b) Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares. The Group has one category of dilutive potential shares: equity-settled share options. For these instruments, a calculation is done to determine the number of shares that could have been acquired at fair value, based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the equity-settled share options. As of December 31, 2011, there were 2,038 thousands (2010: 4,629 thousands; 2009: 4,432 thousands) share options outstanding that could potentially have a dilutive impact in the future but were antidilutive for the periods presented.

	2011	2010	2009
Gain / (loss) attributable to equity holders of the Group	56,018	(43,904)	(260)

Weighted average number of shares in issue (thousands)	117,028	80,000	80,000
Adjustments for:
- Employee share options (thousands)	822	( *)	( *)

Weighted average number of shares for diluted earnings per share (thousands)	117,850	80,000	80,000

Diluted earnings per share	0.4753	(0.5488)	(0.0033)

(*)	The effects of anti-dilutive potential shares are ignored in the earnings per share calculation at December 31, 2010 and 2009. All shares are anti-dilutive in a loss period because they would decrease a loss per share.

As explained in Note 16, on January 24, 2011 the Extraordinary General Meeting of Adecoagro’s shareholders held on January 24, 2011 approved the reverse split of Adecoagro’s common shares, changing the nominal value of Adecoagro’s common shares from US$ 1 to US$ 1.5. Accordingly, the calculation of basic and diluted earnings per share for all periods presented had been adjusted retrospectively.

30.	Disclosure of leases and similar arrangements

The Group as lessee

Operating leases:

The Group leases various offices and machinery under cancellable operating lease agreements. Lease expense was US$ 4.77 million for the year ended December 31, 2011 (2010: US$ 4.41 million; 2009: US$ 2.2 million). Lease expense is included in “General and administrative expenses” in the consolidated statement of income.

The Group leases land for crop cultivation in Argentina. The leases have an average term of a crop year and are renewable at the option of the lessee for additional periods. Under the lease agreements, rent accrues generally at the time of harvest. Rent is payable at several times during the crop year. Lease expense was US$ 10.52 million for the year ended December 31, 2011 (2010: US$ 8.01 million; 2009: 4.3 million). Lease expense is capitalized as part of biological assets, affecting the periodically re-measurement of the biological assets at fair value. Based on this accounting policy, the line item ‘Initial recognition and changes in fair value of biological assets and agricultural produce’ in the consolidated income statement is directly affected by the lease expense that has been capitalized.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

30.	Disclosure of leases and similar arrangements (continued)

The future aggregate minimum lease payments under cancellable operating leases are as follows:

	2011	2010
No later than 1 year	6,910	3,246
Later than 1 year and no later than 5 years	3,256	2,110
Thereafter	467	478

	10,634	5,834

Agriculture “partnerships” (parceria by its exact term in Portuguese):

The Group enters into contracts with landowners to cultivate sugarcane on their land. These contracts have an average term of 5 years.

Under these contracts, the Group makes payments based on the market value of sugarcane per hectare (in tons) used by the Group in each harvest, with the market value based on the price of sugarcane published by CONSECANA and a fixed amount of total recoverable sugar per ton. Lease expense was US$ 17.1 million for the year ended December 31, 2011 (2010: US$ 15.8 million; 2009: US$ 9.9 million). Lease expense is included in “Initial recognition and changes in fair value of biological assets and agricultural produce” in the statement of income.

Finance leases:

When a lease transfers substantially all risks and rewards to the Group as lessee, the Group initially recognizes the leased assets in the consolidated statement of financial position at the lower of fair value or present value of the future minimum lease payments. Most of the leased assets carried in the consolidated statement of financial position as part of a finance lease relate to long-term rental and lease agreements for vehicles, machinery and equipment. The net book value of assets under finance leases amounts to US$ 275 and US$ 448 as of December 31, 2011 and 2010, respectively.

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

The following amounts have been recognized in the statement of income in the line “Sales of manufactured products and services rendered”:

	2011	2010	2009
Rental income	4,980	3,718	172

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

30.	Disclosure of leases and similar arrangements (continued)

The future minimum rental payments receivable under cancellable leases are as follows:

	2011	2010
No later than 1 year	4,397	4,520
Later than 1 year and no later than 5 years	17,437	18,081
Thereafter	12,714	17,704

	34,548	40,305

Finance leases:

The Group does not act as a lessor in connection with finance leases.

31.	Business combinations

Acquisitions completed during the year ended December 31, 2011

Acquisition of Compañía Agroforestal Sociedad Anónima (Agroforestal)

On August 18, 2011, the Group acquired 100% of the issued share capital of Agroforestal, an Argentine-based company mainly involved in agricultural and beef cattle industry, for a total consideration of US$ 18.0 million. The purchase price includes a cash payment of US$ 1.4 million and a seller financing of US$ 15.1 million plus accrued interest at a fixed stepped interest rate payable at the time the Argentine Antitrust Commission approves this transaction. The acquisition also involved an escrow in an amount of US$ 1.5 million, which was retained in escrow by the Group to secure certain obligations of the seller. The escrowed amount is to be released within a three-year period as from the date of acquisition. As of the date of these consolidated financial statements, the authorization of the Argentine Antitrust Commission is still pending but the Group expects to receive it by August 2012. The Group does not have any evidence which may indicate this transaction will not be formally approved.

In the period from acquisition to December 31, 2011, Agroforestal contributed revenues of US$ 0.5 million and net loss of US$ 0.1 million to the Group’s consolidated results. If Agroforestal had been acquired on January 1, 2011, combined revenues of the Group would have been US$ 4.2 million (unaudited) and Profit Before Income Tax would have been US$ 1.4 million (unaudited) for the year ended December 31, 2011. For purposes of this note the term revenues comprises the line items “sales of manufactured products and services rendered”, “sales of agricultural produce and biological assets”, “initial recognition and changes in fair value of biological assets and agricultural produce” and “changes in net realizable value of agricultural produce after harvest”. These amounts have been calculated using the Group’s accounting policies and by adjusting the results of the subsidiary to reflect the additional depreciation and amortization, as appropriate, that would have been charged assuming the fair value adjustments to net assets acquired had been applied from January 1, 2011, together with its consequential tax effects.

Results, assets and liabilities of Agroforestal as from the acquisition date are included within the ‘Crops’ and ‘Cattle’ segments.

Details of the net assets acquired and goodwill are as follows:

Purchase consideration:
Cash paid	1,350
Present value of seller financing (*)	15,056
Escrow (*)	1,379

Total purchase consideration	17,785

Fair value of net assets acquired	14,049

Goodwill	3,736

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

31.	Business combinations (continued)

(*)	Discounted at present value as of the date of acquisition.

The goodwill generated on the acquisition was attributable mainly to the Group’s expected benefits from diversification and expansion into high-yield potential farmland properties.

The assets and liabilities at the date of acquisition are as follows:

Fair value
Cash and cash equivalents	76
Property, plant and equipment	15,291
Investment property	3,709
Biological assets	1,495
Deferred tax liabilities	(6,858)
Provisions for other liabilities	(39)
Other current assets	1,219
Other current liabilities	(844)

Net assets acquired	14,049

The outflow of cash and cash equivalents on the acquisition can be calculated as follows:

Cash paid	1,350
Cash and cash equivalents in subsidiary acquired	(76)

Cash outflow on acquisition	1,274

Acquisition of Simoneta Sociedad Anónima (Simoneta)

On August 19, 2011, the Group acquired 100% of the issued share capital of Simoneta, an Argentine-based company mainly involved in agricultural industry, for a total consideration of US$ 26.4 million. The purchase price includes a cash payment of US$ 11.0 million and a seller financing of US$ 14.4.million payable in two installments in February and August 2012. The acquisition also involved contingent consideration to the seller in an amount of US$ 1.0 million, which was retained in escrow by the Group to secure certain obligations of the seller. The escrowed amount is to be released within a three-year period as from the date of acquisition.

In the period from acquisition to December 31, 2011, Simoneta contributed revenues of US$ 1 million and net loss of US$ 0.1 million to the Group’s consolidated results. If Simoneta had been acquired on January 1, 2011, combined revenues of the Group would have been US$ 6 million (unaudited) and Profit Before Income Tax would have been US$ 3 million (unaudited) for the year ended December 31, 2011. For purposes of this note the term revenues comprises the line items “sales of manufactured products and services rendered”, “sales of agricultural produce and biological assets”, “initial recognition and changes in fair value of biological assets and agricultural produce” and “changes in net realizable value of agricultural produce after harvest”. These amounts have been calculated using the Group’s accounting policies and by adjusting the results of the subsidiary to reflect the additional depreciation and amortization, as appropriate, that would have been charged assuming the fair value adjustments to net assets acquired had been applied from January 1, 2011, together with its consequential tax effects. Results, assets and liabilities of Simoneta as from the acquisition date are included within the ‘Crops’ segment.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

31.	Business combinations (continued)

Details of the net assets acquired and goodwill are as follows:

Purchase consideration:
Cash paid	11,000
Present value of seller financing (*)	14,124
Escrow (*)	923

Total purchase consideration	26,047

Fair value of net assets acquired	18,644

Goodwill	7,403

(*)	Discounted at present value as of the date of acquisition.

The goodwill generated on the acquisition was attributable mainly to the Group’s expected benefits from diversification and expansion into high-yield potential farmland properties.

The assets and liabilities at the date of acquisition are as follows:

Fair value
Cash and cash equivalents	657
Property, plant and equipment	15,701
Investment property	5,961
Deferred tax liabilities	(7,705)
Provisions for other liabilities	(116)
Other current and non current assets	5,385
Other current liabilities	(1,239)

Net assets acquired	18,644

The outflow of cash and cash equivalents on the acquisition can be calculated as follows:

Cash paid	11,000
Cash and cash equivalents in subsidiary acquired	(657)

Cash outflow on acquisition	10,343

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

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

31.	Business combinations (continued)

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

The assets and liabilities at the date of acquisition are as follows:

Fair value
Cash and cash equivalents	28
Property, plant and equipment	14,076
Investment property	7,935
Deferred income tax	(6,930)
Other current assets	1,330
Other current liabilities	(3,958)

Net assets acquired	12,481

The outflow of cash and cash equivalents on the acquisition can be calculated as follows:

Cash paid	7,900
Cash and cash equivalents in subsidiary acquired	(28)

Cash outflow on acquisition	7,872

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

32.	Group companies

The following table details the companies making up the Group as of December 31, 2011 and 2010:

				2011		2010
	Activities		Country of incorporation and operation	Ownership percentage held if not 100%		Ownership percentage held if not 100%
Details of principal subsidiary undertakings:
Operating companies (unless otherwise stated):
Americas
Adeco Agropecuaria S.A.	(a	)	Argentina	—		—
Pilagá S.A.	(a	)	Argentina	99.84%		99.84%
Cavok S.A.	(a	)	Argentina	—		—
Establecimientos El Orden S.A.	(a	)	Argentina	—		—
Bañado del Salado S.A.	(a	)	Argentina	—		—
Agrícola Ganadera San José S.R.L.	(a	)	Argentina	—		—
Santa Regina Agropecuaria S.R.L.	(a	)	Argentina	—		—
Agro Invest S.A.	(a	)	Argentina	—		—
Forsalta S.A.	(a	)	Argentina	—		—
Dinaluca S.A.	(a	)	Argentina	—		—
Simoneta S.A.	(a	)	Argentina	(iii	)	—
Compañía Agroforestal S.A.	(a	)	Argentina	(iii	)	—
Adeco Agropecuaria Brazil S.A.	(b	)	Brazil	—		—
Adecoagro Comercio Exportação e importação Ltda (f.k.a. Alfenas Café Ltda).	(c	)	Brazil	(ii	)	(ii )
Adecoagro Vale do Ivinhema Ltda.	(b	)	Brazil	(iv	)
Angélica Agroenergia Ltda.	(b	)	Brazil	(iv	)	—
Usina Monte Alegre Ltda.	(b	)	Brazil	—		—
Fazenda Mimoso Ltda.	(c	)	Brazil	—		—
Ivinhema Agronergia S.A. (f.k.a. Amandina Agroenergía Ltda.)	(b	)	Brazil	(iv	)	—
Kelizer S.A.	(a	)	Uruguay	—		—
Adecoagro Uruguay S.A.	(a	)	Uruguay	—		—
Holdings companies:
Americas
Adeco Brazil Participacoes S.A.	—		Brazil	—		—
International Farmland Holdings LP	—		United States	98.64%		98.00%
Adecoagro LP	—		United States	—		—
Ladelux S.C.A.	—		Uruguay	—		—
Asia
AFI (L) LTD	—		Malaysia	(i	)	(i )
Europe
Kadesh Hispania S.L.	—		Spain	—		—
Leterton España S.L.	—		Spain	—		—
Ona Ltd.	—		Malta	—		—
Toba Ltd.	—		Malta	—		—
Details of principal joint venture undertakings:
Americas
Grupo La Lácteo	(d	)	Canada	50.00%		50.00%

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

32.	Group companies (continued)

(a)	Mainly crops, rice, cattle and others

(b)	Mainly sugarcane, ethanol and energy

(c)	Mainly coffee

(d)	Mainly dairy

(i)	In process of liquidation

(ii)	Merged with Usina Monte Alegre Ltda

(iii)	Acquired in August 2011 (Note 31)

(iv)	Angélica Agroenergia Ltda. merged with Ivinhema Agronergia S.A. (f.k.a. Amandina Agroenergía Ltda.). Its new name is Adecoagro Vale do Ivinhema Ltda.

The percentage voting right for each principal subsidiary is the same as the percentage of capital stock held. Issued share capital represents only ordinary shares/ quotas, units or their equivalent. There are no preference shares or units issued in any subsidiary undertaking.

33.	Related-party transactions

The following is a summary of the balances and transactions with related parties:

Related party	Relationship	Description of transaction	Income (loss) included in the statement of income			Balance receivable (payable)
			2011	2010	2009	2011	2010
Grupo La Lácteo	Joint venture	Sales of goods	16,459	13,397	10,849		—
		Purchases of goods	—	—	(748)		—
		Receivables from related parties (Note 12)	—	—	—	4,909	1,662
		Payables (Note 19)	—	—	—	—	—
Mario Jorge de Lemos Vieira/ Cia Agropecuaria Monte Alegre/ Alfenas Agricola Ltda/ Marcelo Weyland Barbosa Vieira/ Paulo Albert Weyland Vieira	(i)	Cost of manufactured products sold and services rendered (ii)	(3,136)	(3,334)	(2,155)		—
		Receivables from related parties (Note 12)	—	—	—	—	291
		Payables (Note 19)	—	—	—	(318)	(4,892)
UMA members	(i)	Tax charge	—	4,138	—	—	—
Ospraie	(i)	Consent fee (iii)	(3,000)	—	—	—	—
Directors and senior management	Employment	Compensation selected employess	(6,594)	(6,593)	(8,330)	(15,306)	(13,659)

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.	Related-party transactions (continued)

(i)	Shareholders of the Company.

(ii)	Relates to agriculture partnership agreements (“parceria”).

(iii)	One-time cost related to the agreement entered into with Ospraie to waive certain rights following the completion of initial public offering.

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

The accompanying notes are an integral part of these consolidated financial statements.