Form 20-F
period 2012-12-31
Adecoagro S.A.
filed 2013-04-29
CIK 1499505

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED ON DECEMBER 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM                      TO

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

None

The number of outstanding shares of each of the issuer’s classes of capital stock as of December 31, 2012:

122,220,606 Common Shares, par value $1.50 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). (*)    Yes  ☐    No  ☐

(*)	This requirement does not apply to the registrant in respect of this filing.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

i

PART III		170

Item 17.	Financial Statements	170

Item 18.	Financial Statements.	170

Item 19.	Exhibits	170

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

•	References to “Adecoagro LP” mean Adecoagro, LP, a limited partnership (previously Adecoagro, LLC) organized under the laws of Delaware, and its subsidiaries.

•	References to “$,” “US$,” “U.S. dollars” and “dollars” are to U.S. dollars.

•	References to “Argentine Pesos,” “Pesos” or “Ps.” are to Argentine Pesos, the official currency of Argentina.

•	References to “Brazilian Real,” “Real,” “Reais” or “R$” are to the Brazilian Real, the official currency of Brazil.

•	Unless stated otherwise, references to “sales” are to the consolidated sales of manufactured products and services rendered plus sales of agricultural produce and biological assets.

•

References to “IFRS” are International Financial Reporting Standards issued by the the International Accounting Standards Board (“IASB”) and the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), together “IFRS.”

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

The Reorganization was limited to entities which were all under the control of the same shareholder group and was implemented in part to facilitate the IPO. In accordance with IFRS, the Reorganization did not qualify as a business combination under common control; rather, it was a simple reorganization of the capital of IFH. The Reorganization was completed on October 30, 2010. In accordance with IFRS, the Reorganization was retroactively reflected in the consolidated financial statements as of and for the year ended December 31, 2010. Therefore, all financial and other information herein relating to December, 2010 and 2009 are presented using the historical values from the consolidated financial statements of IFH. However, the issued share capital reflects that of Adecoagro as of the Reorganization date.

On January 10, 2011, our board of directors voted in favor of a proposal to change the nominal value of the equity shares of the Company from the nominal value of $1 each to the nominal value of US$1.50 each (the “Reverse Stock Split”). This proposal was approved at a duly convened extraordinary general meeting of shareholders held on January 24, 2011, pursuant to Luxembourg law, which reduced our total shares outstanding

v

from 119,999,997 shares to 79,999,985 shares. On February 2, 2011, the Company completed its IPO when it increased its total shares outstanding from 79,999,985 shares to 120,069,222, after giving effect to the exercise of the underwriters over-allotment option on February 11, 2011.

During 2011, we contributed the net proceeds of the IPO to increase our interest in IFH from 98% to 98.64%.

During 2012, we issued, in a series of transactions, 1,654,752 shares to certain limited partners of IFH in exchange for their residual interest in IFH, totaling 1.3595%, thereby increasing our interest in IFH to approximately 100%. The consolidated financial statements as of December 31, 2012, 2011, and 2010 and for the years then ended included in this annual report have been prepared in accordance with IFRS. All IFRS effective at the time of preparing the consolidated financial statements have been applied. The consolidated financial statements as of December 31, 2012, 2011 and 2010 and for the years then ended are hereinafter referred to as the “consolidated financial statements”.

Non-IFRS Financial Measures

We present Adjusted Consolidated EBITDA, Adjusted Segment EBITDA, Adjusted Consolidated EBIT and Adjusted Segment EBIT in this annual report as supplemental measures of performance of our company and of each operating segment, respectively, that are not required by, or presented in accordance with IFRS. Our Adjusted Consolidated EBITDA equals the sum of our Adjusted Segment EBITDA for each of our operating segments. We define “Adjusted Consolidated EBITDA” as consolidated net profit (loss) for the year, as applicable, before interest expense, income taxes, depreciation and amortization, foreign exchange gains or losses, other net financial expenses and unrealized changes in fair value of our long-term biological assets, primarily our sugarcane and coffee plantations and cattle stocks. We define “Adjusted Segment EBITDA” for each of our operating segments as the segment’s share of consolidated profit (loss) from operations before financing and taxation for the year, as applicable, before depreciation and amortization and unrealized changes in fair value of our long-term biological assets. We believe that Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are important measures of operating performance for our company and each operating segment, respectively, because they allow investors and others to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, respectively, including our return on capital and operating efficiencies, from period to period by removing the impact of our capital structure (interest expense from our outstanding debt), asset base (depreciation and amortization), tax consequences (income taxes), unrealized changes in fair value of biological assets (a significant non-cash gain or loss to our consolidated statements of income following IAS 41 accounting), foreign exchange gains or losses and other financial expenses. Other companies may calculate Adjusted Consolidated EBITDA and Adjusted Segment EBITDA differently, and therefore our Adjusted Consolidated EBITDA and Adjusted Segment EBITDA may not be comparable to similarly titled measures used by other companies. Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are not measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, segment’s profit from operations before financing and taxation and other measures determined in accordance with IFRS. Items excluded from Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are significant and necessary components to the operations of our business, and, therefore, Adjusted Consolidated EBITDA and Adjusted Segment EBITDA should only be used as a supplemental measure of our company’s operating performance, and of each of our operating segments, respectively. We also believe Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are useful for securities analysts, investors and others to evaluate the financial performance of our company and other companies in the agricultural industry. These non-IFRS measures should be considered in addition to, but not as a substitute for or superior to, the information contained in either our statements of income or segment information.

Our Adjusted Consolidated EBIT equals the sum of our Adjusted Segment EBITs for each of our operating segments. We define “Adjusted Consolidated EBIT” as consolidated net profit (loss) for the year, as applicable, before interest expense, income taxes, foreign exchange gains or losses, other net financial expenses and unrealized changes in fair value of our long-term biological assets, primarily our sugarcane and coffee plantations and cattle stocks. We define “Adjusted Segment EBIT” for each of our operating segments as the segment’s share of consolidated profit from operations before financing and taxation for the year, as applicable, before unrealized changes in fair value of our long-term biological assets. We believe that Adjusted Consolidated EBIT and Adjusted Segment EBIT are important measures of operating performance, for our company and each operating segment, respectively, because they allow investors and others to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, from period to period by including the impact of depreciable fixed assets and removing the impact of our capital structure (interest expense from our outstanding debt), tax consequences (income taxes), unrealized changes in fair value of biological assets (a significant non-cash gain or loss to our consolidated statements of income following IAS 41 accounting), foreign exchange gains or losses and other financial expenses. Other companies may calculate Adjusted Consolidated EBIT and Adjusted Segment EBIT differently, and therefore our Adjusted Consolidated EBIT and Adjusted Segment EBIT may not be comparable to similarly titled measures used by other companies. Adjusted Consolidated EBIT and Adjusted Segment EBIT are not measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, segment’s profit from operations before financing and taxation and other measures determined in accordance with IFRS. Items excluded from Adjusted Consolidated EBIT and Adjusted Segment EBIT are significant and necessary components to the operations of our business, and, therefore, Adjusted Consolidated EBIT and Adjusted Segment EBIT should only be used as a supplemental measure of the operating performance of our company, and of each of our operating segments, respectively. We also believe Adjusted Consolidated EBIT and Adjusted Segment EBIT are useful for securities analysts, investors and others to evaluate the financial performance of our company and other companies in the agricultural industry.

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

The following tables present selected historical consolidated financial data of Adecoagro for the periods indicated below. We have derived the selected historical statement of income and cash flow data for the years ended December 31, 2012, 2011 and 2010 and the selected historical statement of financial position data as of December 31, 2012 and 2011 from our consolidated financial statements included elsewhere in this annual report. The historical results for any prior period presented are not necessarily indicative of our results to be expected for any future period.

We have derived the selected historical statement of income and cash flow data for the year ended December 31, 2009 and the selected historical statement of financial position data as of December 31, 2010 and 2009 from our consolidated financial statements as of and for the years ended December 31, 2011, 2010 and 2009 which are not included in this annual report (the “2011 consolidated financial statements”).

We have derived the selected historical statement of income and cash flow data for the year ended December 31, 2008 and the selected historical statement of financial position data as of December 31, 2008 from our consolidated financial statements as of and for the years ended December 31, 2010, 2009 and 2008 which are not included in this annual report.

The consolidated financial statements are prepared in accordance with IFRS . All IFRS effective at the time of preparing the consolidated financial statements have been applied.

You should read the information contained in these tables in conjunction with “Item 5. Operating and Financial Review and Prospects”, “Item 8. Financial Information”, “Item 18. Financial Statements” and the consolidated financial statements and the accompanying notes included elsewhere in this annual report.

	For the Year Ended December 31,
	2012	2011	2010	2009	2008
	(In thousands of $)
Statement of Income Data:
Sales of manufactured products and services rendered	379,526	365,857	294,529	183,386	117,173
Cost of manufactured products sold and services rendered	(263,978)	(237,404)	(219,201)	(180,083)	(105,583)
Gross profit from manufacturing activities	115,548	128,453	75,328	3,303	11,590
Sale of agricultural produce and biological assets	225,174	182,227	131,738	130,217	127,036
Cost of agricultural produce sold and direct agricultural selling expenses(l)	(225,174)	(182,227)	(131,738)	(130,217)	(127,036)
Initial recognition and changes in fair value of biological assets and agricultural produce	16,643	86,811	(30,528)	71,668	61,000
Changes in net realizable value of agricultural produce after harvest	16,004	10,523	7,999	12,787	1,261
Gross profit/ (loss) from agricultural activities	32,647	97,334	(22,529)	84,455	62,261
Margin on manufacturing and agricultural activities before operating expenses	148,195	225,787	52,799	87,758	73,851
General and administrative expenses	(57,691)	(65,142)	(56,562)	(52,393)	(45,633)
Selling expenses	(58,602)	(59,404)	(52,528)	(31,169)	(24,496)
Other operating income, net	29,818	24,581	18,224	13,071	17,323
Excess of fair value of net assets acquired over cost	—	—	—	—	1,227
Share of loss of joint ventures	(2,761)	(1,034)	(50)	(294)	(838)
Profit / (loss) from operations before financing and taxation	58,959	124,788	(38,117)	16,973	21,434
Finance income	11,538	9,132	16,559	11,553	2,552
Finance costs	(66,654)	(62,341)	(39,496)	(34,216)	(50,860)
Financial results, net	(55,116)	(53,209)	(22,937)	(22,663)	(48,308)
Profit/ (loss) before income tax	3,843	71,579	(61,054)	(5,690)	(26,874)
Income tax benefit/(expense)	5,436	(14,662)	16,263	5,415	10,449
Profit/ (loss) for the year	9,279	56,917	(44,791)	(275)	(16,425)
Attributable to: Equity holders of the parent	9,397	56,018	(43,904)	(260)	(18,947)
Non-controlling interest	(118)	899	(887)	(15)	2,522
Earnings/ (Losses) per share for (loss)/profit attributable to the equity holders of the parent during the year:
Basic	0.077	0.479	(0.549)	(0.003)	(0.253)
Diluted	0.077	0.475	(0.549)	(0.003)	(0.253)

	For the Year Ended December 31,
	2012	2011	2010	2009	2008
Cash Flow Data:
Net cash generated from/ (used in) operating activities	67,823	56,586	60,221	(20,010)	(5,115)
Net cash used in investing activities	(300,215)	(140,493)	(111,725)	(114,386)	(188,515)
Net cash generated from financing activities	133,508	360,792	46,545	130,250	196,888
Other Financial Data:
Adjusted Segment EBITDA (unaudited)(2)
Crops	34,313	42,563	33,613	21,120	34,040
Rice	4,943	6,639	7,121	13,244	13,966
Dairy	(2,402)	3,426	2,649	484	(2,159)
Coffee	161	1,285	(2,854)	(3,550)	(1,693)
Cattle	4,119	4,686	4,369	1,525	(761)
Farming subtotal	41,134	58,599	44,898	32,823	43,393
Ethanol, sugar and energy	97,505	109,520	51,735	(26,903)	(6,979)
Land transformation	27,513	8,832	20,837	18,839	15,201
Corporate	(25,442)	(26,885)	(22,353)	(22,262)	(23,077)
Adjusted Consolidated EBITDA	140,710	150,066	95,117	2,497	28,539

(1)	Consists of two components: (i) the cost of our agricultural produce and/or biological assets sold as appropriate plus (ii) in the case of agricultural produce, the direct costs of selling, including but not limited to, transportation costs, export taxes and other levies. The cost of our agricultural produce sold represents the recognition as an expense of our agricultural produce held in inventory valued at net realizable value. The cost of our biological assets and/or agricultural produce sold at the point of harvest represents the recognition as an expense of our biological assets and/or agricultural produce measured at fair value less costs to sell, generally representing the applicable quoted market price at the time of sale. Accordingly, the line item “Sales of agricultural produce and biological assets” is equal to the line item “Cost of agricultural produce plus direct agricultural selling expenses.” See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies and Estimates—Biological Assets and Agricultural Produce.”
(2)	See “Presentation of Financial and Other Information” for the definitions of Adjusted Segment EBITDA and Adjusted Consolidated EBITDA and reconciliation table below.

	As of December 31,
	2012	2011	2010	2009	2008
	(In thousands of $)
Statement of Financial Position Data:
Biological assets	298,136	239,600	186,757	230,454	125,948
Inventories	95,321	96,147	57,170	57,902	61,221
Property, plant and equipment, net	880,897	759,696	751,992	682,878	571,419
Total assets	1,777,955	1,700,695	1,320,444	1,239,717	1,028,105
Non-current borrowings	354,249	203,409	250,672	203,134	4,099
Total borrowings	539,133	360,705	389,472	306,781	228,313
Share Capital	183,331	180,800	120,000	120,000	112,421
Equity attributable to equity holders of the parent	1,025,978	1,079,876	708,532	741,934	581,159
Non-controlling interest	65	14,993	14,570	15,222	57,269
Number of shares (1)	122,221	120,533	80,000	80,000	74,947

(1)	After giving effect to the Reorganization and the Reserve Stock Split.

The following tables show a reconciliation of our segments’ profit / (loss) from operations before financing and taxation, the most directly comparable IFRS financial measure, to Adjusted Segment EBITDA, and a reconciliation of our net profit (loss) for the year, the most directly comparable IFRS financial measure, to Adjusted Consolidated EBITDA:

	As of December 31, 2012
	Crops	Rice	Dairy	Coffee	Cattle	Farming Subtotal	Sugar, Ethanol and Energy	Land Trans- formation	Corporate	Total
	(In thousands of $)
Adjusted Segment EBITDA (unaudited)
Profit/(Loss) from
Operations Before Financing and Taxation	32,240	1,120	(3,183)	(3,041)	3,930	31,066	25,822	27,513	(25,442)	58,959
Initial recognition and changes in fair value of “long term” biological assets(l) (unrealized)	—	—	(115)	2,615	—	2,500	24,783	—	—	27,283
Adjusted Segment EBIT (unaudited)(2)	32,240	1,120	(3,298)	(426)	3,930	33,566	50,605	27,513	(25,442)	86,242
Depreciation and amortization	2,073	3,823	896	587	189	7,568	46,900			54,468
Adjusted Segment EBITDA (unaudited)(2)	34,313	4,943	(2,402)	161	4,119	41,134	97,505	27,513	(25,442)	140,710
Reconciliation to Profit
Profit for the year										9,279
Initial recognition and changes in fair value of “long term” biological assets(l) (unrealized)										27,283
Income tax(expense) / benefit										(5,436)
Interest expense, net										16,423
Foreign exchange, net										26,080
Other financial results, net										12,613
Adjusted Consolidated EBIT (unaudited)(2)										86,242
Depreciation and amortization										54,468
Adjusted Consolidated EBITDA (unaudited)(2)										140,710

	As of December 31, 2011
	Crops	Rice	Dairy	Coffee	Cattle	Farming Subtotal	Sugar, Ethanol and Energy	Land Trans- formation	Corporate	Total
	(In thousands of $)
Adjusted Segment EBITDA (unaudited)
Profit/(Loss) from
Operations Before Financing and Taxation	41,094	3,547	4,329	(639)	4,460	52,791	90,050	8,832	(26,885)	124,788
Initial recognition and changes in fair value of “long term” biological assets(l) (unrealized)	—	—	(1,503)	1,394	—	(109)	(8,797)	—	—	(8,906)
Adjusted Segment EBIT (unaudited)(2)	41,094	3,547	2,826	755	4,460	52,682	81,253	8,832	(26,885)	115,882
Depreciation and amortization	1,469	3,105	600	530	226	5,930	28,254	—	—	34,184
Adjusted Segment EBITDA (unaudited)(2)	42,563	6,652	3,426	1,285	4,686	58,612	109,507	8,832	(26,885)	150,066
Reconciliation to Profit
Profit for the year										56,917
Initial recognition and changes in fair value of “long term” biological assets(l) (unrealized)										(8,906)
Income tax(expense) / benefit										14,662
Interest expense, net										25,998
Foreign exchange, net										12,683
Other financial results, net										14,528
Adjusted Consolidated EBIT (unaudited)(2)										115,882
Depreciation and amortization										34,184
Adjusted Consolidated EBITDA (unaudited)(2)										150,066

	As of December 31, 2010
	Crops	Rice	Dairy	Coffee	Cattle	Farming Subtotal	Sugar, Ethanol and Energy	Land Trans- formation	Corporate	Total
	(In thousands of $)
Adjusted Segment EBITDA (unaudited)
Profit/(Loss) from
Operations Before Financing and Taxation	31,902	5,041	5,836	(5,753)	4,000	41,026	(77,627)	20,837	(22,353)	(38,117)
Initial recognition and changes in fair value of “long term” biological assets(l) (unrealized)	—	—	(3,610)	2,450	36	(1,124)	96,795	—	—	95,671
Adjusted Segment EBIT (unaudited)(2)	31,902	5,041	2,226	(3,303)	4,036	39,902	19,168	20,837	(22,353)	57,554
Depreciation and amortization	1,711	2,080	423	449	333	4,996	32,567	—	—	37,563
Adjusted Segment EBITDA (unaudited)(2)	33,613	7,121	2,649	(2,854)	4,369	44,898	51,735	20,837	(22,353)	95,117
Reconciliation to (Loss)
(Loss) for the year										(44,791)
Initial recognition and changes in fair value of “long term” biological assets(l) (unrealized)										95,671
Income tax benefit										(16,263)
Interest expense, net										33,028
Foreign exchange, net										(7,324)
Other financial results, net										(2,767)
Adjusted Consolidated EBIT (unaudited)(2)										57,554
Depreciation and amortization										37,563
Adjusted Consolidated EBITDA (unaudited)(2)										95,117

	As of December 31, 2009
	Crops	Rice	Dairy	Coffee	Cattle	Farming Subtotal	Sugar, Ethanol and Energy	Land Trans- formation	Corporate	Total
	(In thousands of $)
Adjusted Segment EBITDA (unaudited)
Profit/(Loss) from Operations Before Financing and Taxation	19,054	11,792	113	(16,782)	1,299	15,476	4,920	18,839	(22,262)	16,973
Initial recognition and changes in fair value of “long term” biological assets(l)(unrealized)	—	—	(32)	12,662	(127)	12,503	(57,335)	—	—	(44,832)
Adjusted Segment EBIT (unaudited)(2)	19,054	11,792	81	(4,120)	1,172	27,979	(52,415)	18,839	(22,262)	(27,859)
Depreciation and amortization	2,066	1,452	403	570	353	4,844	25,512	—	—	30,356
Adjusted Segment EBITDA (unaudited)(2)	21,120	13,244	484	(3,550)	1,525	32,823	(26,903)	18,839	(22,262)	2,497
Reconciliation to (Loss)
(Loss) for the year										(275)
Initial recognition and changes in fair value of “long term” biological assets(l) (unrealized)										(44,832)
Income tax benefit										(5,415)
Interest expense, net										27,750
Foreign exchange, net										(10,903)
Other financial results, net										5,816
Adjusted Consolidated EBIT (unaudited)(2)										(27,859)
Depreciation and amortization										30,356
Adjusted Consolidated EBITDA (unaudited)(2)										2,497

	As of December 31, 2008
	Crops	Rice	Dairy	Coffee	Cattle	Farming Subtotal	Sugar, Ethanol and Energy	Land Trans- formation	Corporate	Total
	(In thousands of $)
Adjusted Segment EBITDA (unaudited)

Profit/(Loss) from Operations Before Financing and Taxation	27,523	13,256	(667)	864	1,289	42,265	(12,955)	15,201	(23,077)	21,434
Initial recognition and changes in fair value of “long term” biological assets(l) (unrealized)	—	—	(1,840)	(3,355)	(2,567)	(7,762)	(13,448)	—	—	(21,210)
Adjusted Segment EBIT (unaudited)(2)	27,523	13,256	(2,507)	(2,491)	(1,278)	34,503	(26,403)	15,201	(23,077)	224
Depreciation and amortization	6,517	710	348	798	517	8,890	19,424	—	—	28,314
Adjusted Segment EBITDA (unaudited)(2)	34,040	13,966	(2,159)	(1,693)	(761)	43,393	(6,979)	15,201	(23,077)	28,538
Reconciliation to (Loss)
(Loss) for the year										(16,425)
Initial recognition and changes in fair value of “long term” biological assets(l) (unrealized)										(21,210)
Income tax benefit										(10,449)
Interest expense, net										21,830
Foreign exchange, net										24,932
Other financial results, net										1,546
Adjusted Consolidated EBIT (unaudited)(2)										224
Depreciation and amortization										28,314
Adjusted Consolidated EBITDA (unaudited)(2)										28,538

(1)	Long-term biological assets are sugarcane, coffee, dairy and cattle.
(2)	See “Presentation of Financial and Other Information” for the definitions of Adjusted Segment EBIT, Adjusted Consolidated EBIT, Adjusted Segment EBITDA and Adjusted Consolidated EBITDA.

B.	CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

D.	RISK FACTORS

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

We experienced drought conditions during the last months of 2011 affecting some of our farms in Argentina and Uruguay. As a result, for the year 2012, actual yields were lower than originally expected and generated a negative impact of US$ 27.3 million in our Profit from Operations Before Financing and Taxation for 2012.

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

For example, we reported a loss of $23 million for 2012 compared to a gain of $31.9 million for 2011 for our sugarcane business segment in the line item “Initial recognition and Changes in Fair Value of Biological Assets and Agricultural produce.” This loss was generated mainly by a decrease in price estimates used in the discounted cash flow (“DCF”) model to determine the fair value of our sugarcane plantations. In the DCF model, the price of future harvested sugarcane is calculated based on estimates of sugar price derived from the No. 11 futures contract (“NY11”) quoted on the ICE-NY. Sugar price estimates decreased due to lower sugar market prices. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Year ended December 31, 2012 as compared to year ended December 31, 2011.”

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

As part of our business strategy, we have grown through acquisitions. We plan to continue growing by acquiring other farms and production facilities throughout South America. We believe that the agricultural industry and agricultural activity in the region are highly fragmented and that our future consolidation opportunities will continue to be significant to our growth. However, our management is unable to predict whether or when any prospective acquisitions or strategic alliances will occur, or the likelihood of a certain transaction being completed on favorable terms and conditions. In addition, we are unable to predict the effect that changes in Argentine or Brazilian legislation regarding foreign ownership of rural properties could have in our business. See “—Risks Related to Argentina— Argentine law concerning foreign ownership of rural properties may adversely affect our results of operations and future investments in rural properties in Argentina” and “—Risks Related to Brazil— Recent changes in Brazilian rules concerning foreign investment in rural properties may adversely affect our investments.” Our ability to continue to expand our business successfully through acquisitions depends on many factors, including our ability to identify acquisitions or access capital markets at an acceptable cost and negotiate favorable transaction terms. Even if we are able to identify acquisition targets and obtain the necessary financing to make these acquisitions, we could financially overextend ourselves, especially if an acquisition is followed by a period of lower than projected prices for our products.

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

As part of our strategy to increase our production and increase our competitiveness through economies of scale, we are in the process of constructing the Ivinhema mill, which -is expected to commence commercial operations during the second quarter of 2013. See “Item 4. Information on the Company—B. Business Overview.” As of December 31, 2012 we have incurred $280 million for the acquisition and assembly of industrial equipment manufacturing costs, agricultural equipment and sugarcane planting expenses. We estimate that we will need to invest an additional $418 million to complete the construction of the Ivinhema mill (of which $230 million were raised through the IPO). See “Item 4. Information on the Company—B. Business Overview.” We cannot assure you that we will be able to borrow the additional funds we will need to complete the project on acceptable terms, or at all.

As of the date of this report, the first phase of the construction of Ivinhema was completed, reaching a nominal crushing capacity of 2.0 million tons per year. The completion of the second and third phase of the project involves various risks, including engineering, construction and regulatory risks, such as obtaining necessary permits and licenses as well as other significant challenges that can suspend the construction of the Ivinhema mill, hinder or delay the project’s scheduled completion date and successful operation or that can result in significant cost increases as well as foreign exchange risks associated with incurring costs in Brazilian Reais. In addition, the Ivinhema mill may not operate at projected capacity or may incur higher operating costs than estimated, and we may not be able to sell the ethanol and sugar produced by the Ivinhema mill at competitive prices. If (i) construction is delayed or suspended, (ii) we are required to invest more than the budgeted amount to complete the project, (iii) we are unable to borrow the funds needed to complete the project on acceptable terms, or at all, (iv) we fail to operate the mill or operate it at a lower capacity than we anticipate or (v) we are unable to sell all of the ethanol and sugar produced by the mill, our results of operations and financial condition will be materially adversely affected.

A significant increase in the price of raw materials we use in our operations, or the shortage of such raw materials, could adversely affect our results of operations.

Our production process requires various raw materials, including primarily fertilizer, pesticides and seeds, which we acquire from local and international suppliers. We do not have long-term supply contracts for most of these raw materials. A significant increase in the cost of these raw materials, especially fertilizer and agrochemicals, a shortage of raw materials or the unavailability of these raw materials entirely could reduce our profit margin, reduce our production and/or interrupt the production of some of our products, in all cases adversely affecting the results of our operations and our financial condition.

For example, we rely on fertilizers and agrochemicals, many of which are petro-chemical based. For the year ended December 31, 2012, in our farming business, fertilizers and agrochemicals constituted approximately 21.6% of our cost of production for the 2011/2012 harvest year. In our Sugar, Ethanol and Energy business, fertilizers and agrochemicals constituted 13.5% of our cost of production for 2012. On a consolidated basis, fertilizers and agrochemicals constituted 17.0% of our cost of production for 2012. Worldwide production of agricultural products has increased significantly in recent years, increasing the demand for agrochemicals and fertilizers. This has resulted, among other things, in increased prices for agrochemicals and fertilizers.

Increased energy prices and frequent interruptions of energy supply could adversely affect our business.

We require substantial amounts of fuel oil and other resources for our harvest activities and transport of our agricultural products. For the year ended December 31, 2012, fuel constituted 10.3% of the cost of production of our farming business during the 2011/2012 harvest year. In our Sugar, Ethanol and Energy business, fuel constituted 9.3% of our cost of production for 2012. On a consolidated basis, fuel constituted 9.7% of our cost of production for 2012. We rely upon third parties for our supply of energy resources used in our operations. The prices for and availability of energy resources may be subject to change or curtailment, respectively, due to, among other things, new laws or regulations, imposition of new taxes or tariffs, interruptions in production by suppliers, imposition of restrictions on energy supply by government, worldwide price levels and market conditions. Over the last few years, the Argentine government has taken certain measures in order to reduce the use of energy during peak months of the year by frequently cutting energy supply to industrial facilities and large consumers to ensure adequate supply for residential buildings. For example, certain of our industrial facilities have been subject to a quota system whereby electricity cuts occur on a work shift basis, resulting in our facilities being shut down during certain work shifts. While some of our facilities utilize different sources of energy, such as firewood and liquefied natural gas, and have attempted to stock their required supplies ahead of higher demand periods, we cannot assure you that we will be able to procure the required energy inputs at acceptable prices. If energy supply is cut for an extended period of time and we are unable to find replacement sources at comparable prices, or at all, our business and results of operations could be adversely affected.

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

The European Union limits the import of genetically modified organisms, or “GMOs”. See “Some of the agricultural commodities and food products that we produce contain genetically modified organisms. If the sale of our products into a particular importing country is adversely affected by trade barriers or by any of the factors mentioned above, the relocation of our products to other consumers on terms equally favorable could be impaired, and our business, financial condition and operating results may be adversely affected.

A worldwide economic downturn could weaken demand for our products or lower prices.

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

Our business is seasonal, and our results may fluctuate significantly depending on the growing cycle of our crops.

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

Government authorities of several countries, including Brazil and certain states of the United States, currently require the use of ethanol as an additive to gasoline. Since 1997, the Sugar and Alcohol Interministerial Council of Brazil (Conselho Interministerial do Açúcar e Álcool) has set the required blend of anhydrous ethanol to gasoline (currently, which by law may vary between 18% and 25%). Since October 1, 2011, the required blend has been set at 20%, pursuant to Ministry of Agriculture Ordinance Rule No. 678/2011 (Portaria MAPA no. 67812011).

Approximately 45% of all fuel ethanol in Brazil is consumed in the form of anhydrous ethanol blended with gasoline; the remaining 68.6% of fuel ethanol is consumed in the form of hydrous ethanol, which is mostly used to power flex-fuel vehicles. Flex-fuel vehicles have the flexibility to run either on gasoline (blended with anhydrous ethanol) or hydrous ethanol. In the United States, almost all gasoline sold contains 10% ethanol. The European Union aims for 10% of the energy used in the transport sector to derive from renewable energy sources by 2020, without specific targets for certain renewable energy sources and without intermediate targets, leaving for each Member State to rule on this. As an example, in Sweden the ethanol blending ratio is 5%, which is the same mandate for other non-European countries, such as Argentina, Canada and the India. Other countries in the world such as Colombia, South Africa, Thailand and China have a 10% biofuel blending mandate. In addition, flex-fuel vehicles in Brazil have a tax benefit in the form of a lower tax rate on manufactured products (Imposto sobre Produtos Industrializados) and therefore are currently taxed at lower levels than gasoline-only vehicles, which has contributed to the increase in production and sale of flex-fuel vehicles. For example, from May 2012 to June 2013 (subject to further extension) flex-fuel vehicles are being taxed at a reduced industrial products tax rate. Many of these policies and incentives stem from, and are mostly driven by, climate change concerns and the positive perceptions regarding the use of ethanol as a solution to the climate change problem. If such concerns or perception were to change, the legal framework and incentive structure promoting the use of ethanol may be revised, leading to a reduction in the demand for ethanol. In addition, any reduction in the percentage of ethanol required in fuel blended with gasoline or increase in the levels at which flex-fuel vehicles are taxed in Brazil, or any growth in the demand for natural gas and other fuels as an alternative to ethanol, lower gasoline prices or an increase in gasoline consumption (versus ethanol), may cause demand for ethanol to decline and affect our business.

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

We have been successful in partially rotating and monetizing a portion of our investments in farmland. During the last eleven years, we have executed transactions for the purchase and disposition of land for over $542 million. Ownership of a significant portion of the land we operate is a key part of our business model. However, agricultural real estate is generally an illiquid asset. Moreover, the adoption of laws and regulations that impose limitations on ownership of rural land by foreigners in the jurisdictions in which we operate may also limit the liquidity of our farmland holdings. See “—Risks Related to Argentina—Argentine law concerning foreign ownership of rural properties may adversely affect our results of operations and future investments in rural properties in Argentina” and “—Risks Related to Brazil— Recent changes in Brazilian rules concerning foreign investment in rural properties may adversely affect our investments.” As a result, it is unlikely that we will be able to adjust our owned agricultural real estate portfolio promptly in response to changes in economic, business or regulatory conditions. Illiquidity in local market conditions may adversely affect our ability to complete dispositions, to receive proceeds generated from any such sales or to repatriate any such proceeds.

We have agriculture partnerships relating to a significant portion of our sugarcane plantations.

As of December 31, 2012, approximately 89% of our sugarcane plantations were leased through agriculture partnership agreements, for periods of an average of six to twelve years. We cannot guarantee that these agriculture partnerships will be renewed after their respective terms. Even if we are able to renew these agreements, we cannot guarantee that such renewals will be on terms and conditions satisfactory to us. Any failure to renew the agriculture partnerships or obtain land suitable for sugarcane planting in sufficient quantity and at reasonable prices to develop our activities could adversely affect our results of operations, increase our costs or force us to seek alternative properties, which may not be available or be available only at higher prices.

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

We may not possess all of the permits and licenses required to operate our business, or we may fail to maintain the licenses and permits we currently hold. This could subject us to fines and other penalties, which could materially adversely affect our results of operations.

We are required to hold a variety of permits and licenses to conduct our farming and industrial operations, including but not limited to permits and licenses concerning land development, agricultural and harvesting activities, seed production, labor standards, occupational health and safety, land use, water use and other matters. We may not possess all of the permits and licenses required for each of our business segments. In addition, the approvals, permits or licenses required by governmental agencies may change without substantial advance notice, and we could fail to obtain the approvals, permits or licenses required to expand our business. If we fail to obtain or to maintain such permits or licenses, or if renewals are granted with onerous conditions, we could be subject to fines and other penalties and be limited in the number or the quality of the products that we could offer. As a result, our business, results of operations and financial condition could be adversely affected

We are subject to extensive environmental regulation, and concerns regarding climate change may subject us to even stricter environmental regulations.

Our activities are subject to a broad set of laws and regulations relating to the protection of the environment. Such laws include compulsory maintenance of certain preserved areas within our properties, management of pesticides and associated hazardous waste and the acquisition of permits for water use and effluents disposal. In addition, the storage and processing of our products may create hazardous conditions. We could be exposed to criminal and administrative penalties in addition to the obligation to remedy the adverse affects of our operations on the environment and to indemnify third parties for damages. Environmental laws and their enforcement are becoming more stringent in Argentina and Brazil increasing the risk of and penalties associated with violations, which could impair or suspend our operations or projects (e.g., Ivinhema mill licensing and pending investigation on alleged environmental damage on lvinhema river), and our operations expose us to potentially adverse environmental legislation and regulation. Failure to comply with past, present or future laws could result in the imposition of fines, third party claims, and investigation by environmental authorities and the relevant public attorney office. For example, the perceived effects of climate change may result in additional legal and regulatory requirements to reduce or mitigate the effects of our industrial facilities’ emissions. Such requirements, if enacted, could increase our capital expenditures and expenses for environmental compliance in the future, which may have a material and adverse effect on our business, results of operations and financial condition. Moreover, the denial of any permit that we have requested, or the revocation of any of the permits that we have already obtained, may have an adverse effect on our results of operations.

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

Our principal shareholders have the ability to direct our business and affairs, and their interests could conflict with yours

As of the date of this annual report, our principal shareholders are the beneficial owners of approximately 45.5% of our common shares. As a result of this significant influence over us, our principal shareholders may be able to elect a majority of the members of our board of directors, direct our management and determine the result of substantially all resolutions that require shareholders’ approval, including fundamental corporate transactions and the payment of dividends by us. The interests of our principal shareholders may differ from, and could conflict with, those of our other shareholders.

IFRS accounting standards related to biological assets require us to make numerous estimates in the preparation of our financial statements and therefore limit the comparability of our financial statements to similar issuers using U.S. GAAP

IAS 41 “Biological Assets” requires that we measure our biological assets and agriculture produce at the point of harvest at fair value. Therefore, we are required to make assumptions and estimates relating to, among other things, future agricultural commodity yields, prices, and production costs extrapolated through a discounted cash flow method. For example, the value of our biological assets with a production cycle lasting more than one year (i.e., sugarcane, coffee, dairy and cattle) generated initial recognition and changes in fair value of biological assets amounting to 25.3 million loss in 2012, $38.7 million gain in 2011and $78.8 million loss in 2010 The assumptions and estimates used to determine the fair value of biological assets, and any changes to such prior estimates, directly affect our reported results of operations. If actual market conditions differ from our estimates and assumptions, there could be material adjustments to our results of operations. In addition, the use of such discounted cash flow method utilizing these future estimated metrics differs from generally accepted accounting principles in the United States (“U.S. GAAP”). As a result, our financial statements and reported earnings are not directly comparable to those of similar companies in the United States.

Certain of our subsidiaries have substantial indebtedness which could impair their financial condition and decrease the amount of dividends we receive.

Certain of our subsidiaries in Argentina and Brazil have a substantial amount of debt, which requires significant principal and interest payments. As of December 31, 2012, we had 539.1 million of debt outstanding on a consolidated basis, all of which was incurred by our subsidiaries and not guaranteed by Adecoagro. Such indebtedness could affect our subsidiaries’ future operations, for example, by requiring a substantial portion of their cash flows from operations to be dedicated to the payment of principal and interest on indebtedness instead of funding working capital and other business purposes, making it more difficult for them to satisfy all of their debt obligations, increasing their cost of borrowing to satisfy business needs and limiting their ability to obtain additional financing.

The substantial level of indebtedness borne by certain of our subsidiaries also affects the amount of cash available to them to pay as dividends, increasing our vulnerability to economic downturns or other adverse developments relative to competitors with less leverage; and limiting our ability to obtain additional financing on their behalf for working capital, capital expenditures, acquisitions or other corporate purposes in the future. Moreover, by reducing the level of dividends we may receive, such indebtedness places limits on our ability to make acquisitions or needed capital expenditures or to pay dividends to our shareholders. See Item 5. – Operating “Management’s Discussion and Analysis of Financial Condition and Results and Prospects - of Operations-Liquidity and Capital Resources—Indebtedness and Financial Instruments.” .”

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

As of December 31, 2012, approximately 61.3% of our total debt was subject to variable interest rates and 38.7% was subject to fixed interest rates. As of December 31, 2012, the variable-rate interest bearing indebtedness of our Argentine subsidiaries had a rate of LIBOR plus 4.45%, and the variable-rate interest bearing indebtedness of our Brazilian subsidiaries had a rate of LIBOR or other country-specific rates such as the Taxa de Juros de Longo Prazo (TJLP) or Certificado de Depósito Interbancario (CDI) plus spreads ranging between 4.05% and 7.0% per annum. Significant interest rate increases can have an adverse effect on our profitability, liquidity and financial position. Currently, our variable interest rate exposure is mainly linked to the LIBOR rate plus specified spreads. If interest rates increase, whether because of an increase in market interest rates or an increase in our own cost of borrowing, our debt service obligations for our variable rate indebtedness would increase even though the amount of borrowings remained the same, and our net income could be adversely affected. See also “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

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

All of our operations and/or development activities are in South America. As of December 31, 2012, based on the net book value of our consolidated investment property and property, plant and equipment, approximately 32.2% of our assets were located in Argentina, 66.6% in Brazil and 1.2% in Uruguay. During the year ended 2012, 52.3% of our consolidated sales of manufactured products and services rendered and sales of agricultural produce and biological assets were attributable to our Brazilian operations, 45.4% were attributable to our Argentine operations and 2.3% were attributable to our Uruguayan operations. In the future we expect have additional operations in the South American countries in which we now operate or in other countries with similar political, economic and social conditions. Many of these countries have a history of economic instability or crises (such as inflation or recession), government deadlock, political instability, civil strife, changes in laws and regulations, expropriation or nationalization of property, and exchange controls which could adversely affect our business, financial condition and results of operations.

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

After reaching a high of Ps.3.87 per $1 in June 2002, the exchange rate of the Argentine Peso to the dollar has remained relatively stable. However, the increasing level of inflation is generating pressure for further depreciation of the Peso. The Peso depreciated 2.27% against the U.S. dollar in 2007, 9.49% in 2008, 10.40% in 2009, 4.72% in 2010, 5.89% in 2011 and 14.27% in 2012. However, due to the strength of the restrictions for the purchase of foreign currency (see “- Risks Related to Argentina-Exchange controls could restrict the inflow and outflow of funds in Argentina.”) the official exchange rate is not floating freely and is arbitrarily set by the government. This gave rise to the development of unofficial markets where the dollar is trading at a different market value and to an increase of the purchase price in Pesos of securities denominated in foreign currency. The gap between the official rate and these rates is of approximately 50% and may increase or decrease in the future. We cannot predict future fluctuations in the exchange rate of the Argentine Peso or whether the Argentine government will change its currency policy.

The Brazilian currency has historically suffered frequent fluctuations. As a consequence of inflationary pressures, in the past, the Brazilian government has implemented various economic plans and adopted a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. Formally the value of the Real against foreign currencies is determined under a free-floating exchange rate regime, but in fact the Brazilian government is actually intervening on the Market every time the currency exchange rate is above or below the levels that the Brazilian government considers right for the economic balance. Periodically, there are significant fluctuations in the value of the Real against the U.S. dollar. The Real appreciated 17.2% against the U.S. dollar in 2007, depreciated 31.9% in 2008, appreciated 25.5% in 2009, appreciated 4.3% in 2010, depreciated 12.6% in 2011 and depreciated 8.94% in 2012. Against the euro, the Real appreciated 7.5% in 2007, depreciated 24.1% in 2008, appreciated 22.6% in 2009, appreciated 11.14% in 2010, depreciated 9.3% in 2011 and depreciated 10.7% in 2012. On December 31, 2012, the Real/U.S. dollar exchange rate was R$2.0435 per U.S. dollar, and the Real/euro exchange rate was R$26954 per euro, as reported by the Central Bank of Brazil. We cannot predict whether the Brazilian Central Bank will continue to let the Real float freely. Accordingly, it is not possible to predict what impact the Brazilian government’s exchange rate policies may have on us. We cannot assure you that the Brazilian government will not in the future impose a band within which the Real/U.S. dollar exchange rate could fluctuate or set a fixed exchange rate, nor can we predict what impact such an event might have on our financial condition or results of operations.

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

After several years of price stability in Argentina, the devaluation of the Peso in January 2002 imposed pressures on the domestic price system that generated high inflation throughout 2002. In 2003, inflation decreased significantly and stabilized. However, since 2004, encouraged by the pace of economic growth, according to the Argentine Statistics and Census Agency (Instituto Nacional de Estadísticas y Censos, or “INDEC”), the consumer price index increased by 6.1% in 2004, 12.3% in 2005, 9.8% in 2006, 8.5% in 2007, 7.2% in 2008, 7.7% in 2009 , 10.9% in 2010, 9.5% in 2011 and 10.8% in 2012; while the wholesale price index went up 7.9% in 2004, 10.6% in 2005, 7.2% in 2006, 14.6% in 2007, 8.8% in 2008, 10.3% in 2009, 14.6% in 2010 12.7% in 2011 and 13.1% in 2012. The accuracy of the measurements of the INDEC is in doubt, and the actual consumer price index and wholesale price index could be substantially higher than those indicated by the INDEC. For example, according to a research center of the University of Buenos Aires, School of Economics, the consumer price index increased by 10.7% (rather than 9.8%) in 2006, 25.7% (rather than 8.5%) in 2007, 23.0% (rather than 7.2%) in 2008 and 15.0% (rather than 7.7%) in 2009 (last published information). Moreover, according to InflacionVerdadera.com, an initiative that is part of the Billion Prices Project at the Massachusetts Institute of Technology, the consumer price index increased by 25.77% (rather than 10.9%) in 2010, by 30.18% (rather than 9.5%) in 2011, and 25.9% (rather than 10.8%) in 2012.

During 2011 the Argentine Secretary of Commerce imposed fines on some private consulting firms for releasing inflation measurements. Since then, private inflation measurements have been released mainly by the Commission of Freedom of Expression of the Argentine Congress (the “Expression Commission”). After the change in the composition of the Argentine Congress on December 2011, the Argentine Congress may no longer release private inflation measurements According to the last information released by the Expression Commission and published in local newspapers, in 2011 the consumer price index increased by 22.8% (rather than 9.5%) and by 25.6% (rather than 10.8%) in 2012. See “—Risks Related to Argentina—There are concerns about the accuracy of the INDEC’s measurements.”

Brazil has historically experienced high rates of inflation. Inflation, as well as government efforts to curb inflation, had significant negative effects on the Brazilian economy, particularly prior to 1995. Inflation rates were 7.7% in 2007 and 9.8% in 2008, compared to deflation of 1.7% in 2009, inflation of 11.3% in 2010, inflation of 5.1% in 2011 and inflation of 7.8% in 2012 as measured by the General Market Price Index (Indice Geral de Preços — Mercado), compiled by the Getúlio Vargas Foundation (Fundação Getúlio Vargas). A significant proportion of our cash costs and our operating expenses are denominated in Brazilian Reais and tend to increase with Brazilian inflation. The Brazilian government’s measures to control inflation have in the past included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and reducing economic growth. Nowadays, the Brazilian government has adopted other measures to control inflation, such as tax relief for several sectors of the economy and tax cuts for the products included in the basic food basket. As a result, interest rates have fluctuated significantly. The Special System for Settlement and Custody (Sistema Especial de Liquidação e Custódia, or “SELIC”) interest rate in Brazil at year-end was 13.25% in 2006, 11.25% in 2007, 13.75% in 2008, 8.75% in 2009,10.75% in 2010, 11.0% in 2011 and 7.25% in 2012, as determined by the Comitê de Política Monetária, or COPOM. If inflation in Brazil increases, the Brazilian government may choose to increase the SELIC interest rate, besides maintaining the measures mentioned above.

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

Although general economic conditions in Argentina have recovered significantly during the past years, there is uncertainty as to whether this growth is sustainable. This is mainly because the economic growth was initially dependent on a significant devaluation of the Argentine Peso, a high excess production capacity resulting from a long period of deep recession and high commodity prices. The global economic crisis of 2008 has led to a sudden economic decline, accompanied by political and social unrest, inflationary and Peso depreciation pressures and lack of consumer and investor confidence. According to the INDEC, Argentina’s GDP, in real terms, grew by 8.7% in 2007, 6.8% in 2008, 0.9% in 2009, 9.2% in 2010, 8.9% in 2011 and 1.9% in 2012. See “—There are concerns about the accuracy of the INDEC’s measurements” and “—Risks Associated with the Countries in which We Operate—Inflation in some of the countries in which we operate, along with governmental measures to combat inflation, may have a significant negative effect on the economies of those countries and, as a result, on our financial condition and results of operations” in this section. We cannot assure you that GDP will increase or remain stable in the future. The economic crisis in Europe, beginning with the financial crisis in Greece, Spain, Italy and Portugal, the international demand for Argentine products, the stability and competitiveness of the Peso against foreign currencies, confidence among consumers and foreign and domestic investors, a stable and relatively low rate of inflation and the future political uncertainties, among other factors, may affect the development of the Argentine economy.

In October 2011, Mrs. Cristina Fernandez de Kirchner was re-elected. During her presidential campaign Mrs. Fernandez de Kirchner did not announce any particular actions to be undertaken by her new administration. However, the prevailing economic conditions during 2011 and the beginning of 2012, including the rise of inflation, the continued demand for salary increases, the growth of the fiscal deficit (the highest since the first Kirchner administration despite the use of resources from the National Social Security System and the Central Bank), the required payments to be made on public debt in 2012 (including the Bonos del Gobierno Nacional en Dólares Estadounidenses Libor 2012), the reduction of the industrial growth and the increase of the capital flow out of Argentina have forced the Argentine government to adopt different measures, including the tightening of foreign exchange controls, the elimination of subsidies to the private sector and the proposal for new taxes. See “Changes in the Argentine tax laws may adversely affect the results of our operations”.

Moreover, the Argentine government may increase its level of intervention in certain areas of the economy. For example, on April 16, 2012, the Argentine government sent a bill to the Argentine Congress to expropriate 51% of the Class D Shares of YPF, S.A. (“YPF”), the largest Argentine oil and gas company in Argentina. The expropriation law was passed by Congress on May 3, 2012 and provided for the expropriation of 51% of the share capital of YPF, represented by an identical stake of Class D shares owned, directly or indirectly, by Repsol YPF S.A., a Spanish integrated oil and gas company. The national government and the Argentine provinces that are members of the Federal Organization of Hydrocarbon Producing Provinces now own 51% and 49%, respectively, of the YPF shares subject to the seizure. This particular measure has also sparked a strong international condemnation and could have a significant negative impact on future foreign direct investment in Argentina as well as potentially limit the country’s access to international capital and debt markets. In response to the nationalization of YPF by the Argentine government, the European Union Commission announced it may impose a partial suspension of the unilateral tariff preferences to Argentina. If sanctions by international trading blocks like the European Union are imposed on Argentina or on its agricultural exports, it may have a negative impact on our Argentine subsidiaries’ operations.

In addition, on November 28, 2012, the Argentine government, through YPF Inversora Energética S.A., YPF’s controlled company, exercised an option for the purchase of the shares of BG Inversiones Argentinas S.A. in Gas Argentino S.A. (the controlling company of Metrogas S.A., the major gas distributor in Argentina). Through this transaction, the Argentine government indirectly acquired control of Metrogas S.A.

Expropriations and other interventions by the Argentine government such as the one relating to YPF can have an adverse impact on the level of foreign investment in Argentina, the access of Argentine companies to the international capital markets and Argentina’s commercial and diplomatic relations with other countries. In the future, the level of governmental intervention in the economy may continue, which may have adverse effects on Argentina’s economy and, in turn, our business, results of operations and financial condition.

The economy of Argentina may be affected by its government’s limited access to financing from international markets.

As of December 31, 2001, Argentina’s total public debt amounted to $144.5 billion (including $6.6 billion owed to the Paris Club, an informal group of financial officials from some of the worlds biggest economies). In December 2001, Argentina defaulted on over $81.8 billion in external debt to bondholders. In addition, since 2002, Argentina suspended payments on over $15.7 billion in debt to multilateral financial institutions (e.g. International Monetary Fund and the Paris Club) and other financial institutions. In 2006, Argentina cancelled all its outstanding debt with the International Monetary Fund totaling approximately $9.5 billion, and through various exchange offers made to bondholders between 2004 and 2010, restructured over approximately $74.2 billion of the defaulted debt. As of December 31, 2010, the Argentine government was still in default with respect of over $6.8 billion of debt to bondholders. As of December 31, 2011, Argentina’s total public debt amounted to $178.9 billion and as of June 30, 2012, Argentina’s total public debt amounted to $182.7 billion (excluding the debt in default to bondholders).

In 2010, the Argentine government applied US$6.4 billion of the Argentine Central Bank’s reserves to the payment of public debt. In the first quarter of 2011, the Argentine government applied US$7.5 billion from the Central Bank’s reserves to repay indebtedness maturing in 2011. In March 2011, the Argentine government applied US$2.1 billion of the Argentine Central Bank’s reserves to the payment of public debt, cancelling the entire debt with international financial institutions. During 2013, the Argentine government faces the payment of approximately US$16 billion of public debt. In addition, the Argentine government faces several claims at the World Bank’s International Centre for Settlement of Investment Disputes for approximately $65 billion (on some of which the arbitral tribunal has already ruled against Argentina).

Pursuant to an order dated February 23, 2012, as amended by an order dated November 21, 2012, based on the equal treatment provision under the defaulted debt, the United States District Court for the Southern District of New York granted an injunction requiring Argentina to pay the holders of the defaulted debt as a precondition to making a single interest payment under the restructured debt. The injunction further required Argentina to pay into an escrow account over $1.3 billion prior to making the payment of the restructured debt on the December 15, 2012 scheduled payment).

However, on November 28, 2012, the U.S. 2nd Circuit Court of Appeals granted a stay on the above-mentioned orders and scheduled oral arguments by the parties for February 27, 2013. At the hearing the Argentine representatives argued that Argentina would be willing to pay to the holders of the defaulted debt on the same terms as those of the restructured debt, but would not voluntarily comply with the injunction ordered by the United States District Court for the Southern District of New York. Since Argentina had another payment on the restructured debt due on March 2013. On March 1, 2013, the U.S. 2nd Circuit Court of Appeals requested Argentina that it submit in writing to the Court the precise terms of any payment alternatives and repayment schedule. On March 29, 2013, Argentina offered an alternative of payment at par or discount option packages, pursuant to which the holders of defaulted debt would receive new bonds in exchange for the defaulted bonds. On April 4, 2013, the court instructed the plaintiffs to respond to the payment proposal submitted by Argentina. On April 19, the plaintiffs filed a response rejecting the Argentine offer. The U.S. 2nd Circuit Court of Appeals may now either request more expert opinions or decide the case in a four to six week period. If the court ratifies the order of the district court of the Southern District of New York, Argentina may be required to make a single payment of a 100% of the entire amount owed to the holders of the defaulted debt.

The lack of a final solution on the outstanding defaulted debt limits the access of Argentina to foreign financing in the international markets. Due to the lack of access to the international capital markets on March 28, 2012, the Argentine government approved a reform of the Argentine Central Bank’s Charter by which, among other things: (i) limited the availability of economic information (i.e. expected rate of inflation, amount and composition of reserves and of the monetary base); (ii) significantly increased the Argentine government’s access to financing from the Argentine Central Bank; (iii) granted the Board of Directors of the Argentine Central Bank the discretion to determine the required level of reserves; (iv) determined that any reserves above the required level fixed by the Board of Directors constitutes freely available reserves; and (v) provided that in addition to the payment of obligations with international financial institutions, the freely available reserves may also be applied to the payment of official bilateral external debt (i.e. Paris Club).

The reduction of the Argentine Central Bank’s reserves may weaken Argentina’s ability to overcome economic deterioration in the future. As a result of this economic instability, the foreign debt rating of Argentina has been downgraded on multiple occasions based upon concerns regarding economic conditions and rising fears of increased inflationary pressures. This uncertainty may also adversely impact Argentina’s ability to attract capital. Without access to international private financing, Argentina may not be able to finance its obligations, and financing from multilateral financial institutions may be limited or not available. This could also inhibit the ability of the Argentine Central Bank to adopt measures to curb inflation and could adversely affect Argentina’s economic growth and public finances, which could, in turn, adversely affect our operations in Argentina, our financial condition or the results of our operations.

Argentine law concerning foreign ownership of rural properties may adversely affect our results of operations and future investments in rural properties in Argentina.

Law No. 26,737, passed by the Argentine congress in December 2011, and its implementing regulation Decree No. 274/2012 of February 28, 2012, impose limits on the ownership or possession of rural land by foreign legal entities or foreign individuals (excluding foreign individuals who have resided in Argentina ten years or more; who have Argentine children and also have resided at least five-years in Argentina; or who have been married to Argentine citizens for at least five years prior to the transfer of the property rights over rural land and have resided in Argentina for at least five years).

Law No. 26,737 and its implementing regulation require that, “foreign ownership” of rural land may not exceed 15% of the total amount of rural land in the Argentine territory calculated also in relation to the territory of the Province, Department or Municipality where the relevant lands are located. For purposes of the law, “foreign ownership” means the ownership (whether by acquisition, transfer, assignment of rights or otherwise) over rural land by: (i) foreign individuals, regardless of whether they are Argentine residents or not; (ii) legal entities where more than 51% of the stock is directly owned by foreign individuals or entities; (iii) legal entities which are indirectly linked to or controlled by foreign entities or individuals through ownership of (a) 25% or more of their stock or (b) a number of votes sufficient to prevail in the local entity’s decision-making process; (iv) any foreign legal entity or individual operating as de facto shareholder; (v) companies that issue bonds (a) convertible in stock representing 25% or more of the company’s stock and (b) whose holders are foreign individuals or entities; (vi) trusts whose beneficiaries are foreign individuals or entities, as defined pursuant to (ii), (iii), (iv) or (v) above; (vii) joint ventures in which foreign entities or individuals hold a participating interest higher than those set forth by the law (51% under (ii) or 25% under (iii), (iv), (v) or (vi) above); (viii) foreign public law-governed legal entities; and (ix) simple associations or de facto corporations in which foreigners hold shares in the percentage set forth by the new law in relation to corporations or which are controlled by foreigners. Any modification to the capital stock of companies that own or possess rural land, by public or private instrument, may be reported to the National Registry of Rural Land (Registro Nacional de Tierras Rurales) within 30 days from the date of such modification.

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

Law No. 26,787 created a National Registry of Rural Land (Registro Nacional de Tierras Rurales) in charge of the enforcement of the provisions of the law and registry of rural land. Foreign owners were required to report their ownership of rural land to the National Registry of Rural Land within the 180 days immediately following the issuance of the law’s implementing regulations.

Acquisition of rural land will not be deemed as an “investment” under bilateral investment treaties signed by the Argentine Republic, since rural land is deemed as “a non-renewable natural resource”.

Certain provisions of Law No. 26,787 and its implementing regulation raise questions over their precise meaning. Law No. 26,787 states that any act in violation of its provisions will be considered null and void, notwithstanding, the law expressly provides that it “does not affect any vested rights”. Hence, it should not have an adverse effect on the current rural land owned by our Argentine subsidiaries. However, our Argentine subsidiaries may be prevented from acquiring additional rural land in Argentina, which may adversely affect our financial condition and results of our operations.

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

In addition, in November 2008, the Argentine Congress passed a law eliminating the private pension fund system and transferring all retirement and pension funds held by the pension fund administrators (Administradoras de Fondos de Jubilaciones y Pensiones, or “AFJPs”) to the National Social Security Administrative Office (Administración Nacional de la Seguridad Social). Because the AFJPs had been the major institutional investors in the Argentine capital markets, the nationalization of the pension fund system has led to a reduction of the liquidity available in the local Argentine capital markets. As of December 31, 2012, our subsidiaries in Argentina have relied on local Argentine financing for 50% of our total indebtedness. Lack of access to international or domestic financial markets could affect the projected capital expenditures for our operations in Argentina and, therefore, may have an adverse effect on the results of our operations in Argentina and on the market price of our common shares.

Official data regarding inflation may be unreliable.

Since 2007, the INDEC has experienced a process of institutional and methodological reforms that have given rise to controversy with respect to the reliability of the information produced by the INDEC. The intervention of the Argentine government in the INDEC and the change in the way the inflation index is measured have resulted in disagreements between the Argentine government and private consultants as to the country’s actual annual inflation rate. Members of the political opposition in the House of Representatives of the Argentine Congress periodically disseminate inflation data produced by certain private analysts and non-governmental sources which differ significantly from, and which present higher estimates of inflation than) those published by the INDEC. According to the INDEC inflation was approximately 8.5% for 2007, 7.2% for 2008, 7.7% for 2009, 9.5% for 2011 and 10.8% for 2012. Uncertainty surrounding future inflation rates has slowed the rebound in the long-term credit market. Private estimates, on average, refer to annual rates of inflation substantially in excess of those published by the INDEC. In the past, inflation has materially undermined the Argentine economy and the government’s ability to create conditions that would permit stable growth. High inflation may also undermine Argentina’s foreign competitiveness in international markets and adversely affect economic activity and employment, as well as our business and results of operation. In June 2008, the INDEC published a new consumer price index, which has been criticized by economists and investors after its initial report found prices rising below expectations. These events have affected the credibility of the consumer price index published by the INDEC, as well as other indices published by the INDEC that use the consumer price index in their calculation, including the poverty index, the unemployment index and real GDP. Beginning November 23, 2010, the Argentine government consulted with the IMF for technical assistance in order to prepare a new national consumer price index with the aim of modernizing the current statistical system. During the first quarter of 2011, a team from the IMF started working in conjunction with the INDEC to create such new national consumer price index. Notwithstanding the foregoing, reports published by the IMF state that their staff also uses alternative measures of inflation for macroeconomic surveillance, including data produced by private sources, which have shown inflation rates considerably higher than those issued by the INDEC since 2007, and the IMF has called on Argentina to adopt remedial measures to address the quality of official data. In its meeting held on February 1, 2013, the Executive Board of the IMF found that Argentina’s progress in implementing remedial measures since September 2012 has not been sufficient, and as a result, the IMF issued a declaration of censure against Argentina in connection with its breach of its related obligations to the IMF under the Articles of Agreement, and called on Argentina to adopt remedial measures to address the inaccuracy of inflation and GDP data without further delay. Any required correction or restatement of the INDEC indices could result in a further decrease in confidence in Argentina’s economy, which could, in turn, have an adverse effect on our ability to access the international credit markets at markets rates to finance our operations and growth.

Government intervention in Argentina may have a direct impact on our prices and sales.

The Argentine government has in the past set certain industry market conditions and prices. In March 2002, the Argentine government fixed the price for milk after a conflict among producers and the government. In 2005, the Argentine government adopted measures in order to increase the domestic availability of beef and reduce domestic prices. The export tax rate was increased and a minimum weight requirement for animals to be slaughtered was established. In March 2006, sales of beef products to foreign markets were temporarily suspended until prices decreased. Furthermore, in 2007 the Argentine government significantly increased export tax rates on exports of crops. A number of restrictions are also imposed on the grain and oilseed markets that essentially limit the access of traders to exports, resulting in a disparity between domestic and world prices. In March 2012, the Undersecretary of Transport created an “indicative price” for the transportation of grains by road which will be fixed on a quarterly basis. The actual price paid for the road transportation of grains should not be lower than 5% or higher than 15% of the “indicative price” fixed for the applicable period. In some cases, the imposition of this “indicative price” would produce increases in our transportation costs. In addition, on April 9, 2013, the Secretary of Commerce issued a resolution that established a fixed price for selling liquid hydrocarbons for a six months period. The fixed price would be the highest selling price on the date of issuance of the resolution, in certain regions of the country.

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

The approval of judicial reforms proposed by the Argentine government could adversely affect the operation of our business

On April 8 2013, the Argentine government submitted to the Argentine Congress three bills for: (a) the creation of three courts of cassation and the amendment to the Civil and Commercial Procedure Code (“Courts of Cassation Bill”); (b) the amendment to the Law which regulates the Council of the Judiciary No. 24,937 (“Council of the Judiciary Bill”); and (c) a new regulation of precautionary measures in proceedings involving the federal government or any of its decentralized entities (“Precautionary Proceedings Bill”).

The Court of Cassation Bill, proposes the creation of (i) a federal court of cassation on Administrative Law matters; (ii) a federal and national court of cassation on Labor and Social Security law matters; and (iii) a federal and national court of cassation on Civil and Commercial law matters, which will have jurisdiction to decide the cassation, unconstitutionality and to review appeals against the decisions rendered the by Federal and National Court of Appeals on Administrative Law, Labor and Social Security and Civil and Commercial matters, respectively. The proposed bill sets forth that the judges of the Cassation Courts have to meet the conditions required to be a Supreme Court judge and will be similarly appointed. Abbreviated designations may be followed to speed up the appointment. Finally, such bill reduces the members of the Supreme Court of Argentina from seven to five. The passing of this bill would imply that, since there would be a new instance for judicial review before having access to the Federal Supreme Court, judicial proceedings before federal and national courts would probably take longer and likely result in higher legal costs.

The Council of the Judiciary Bill increases the number of members of the Council of the Judiciary from thirteen to nineteen, which will include three judges, three lawyer’s representatives, six representatives from academia, six congressmen (4 selected by the majority in the Argentine Congress and two selected by the minority) and a Federal Executive Branch representative. Furthermore, the Bill changes the method for appointing the Members of the Council, while they are currently appointed by their peers, after the passing of the bill, would be appointed together with the general presidential elections by means of a previous open, compulsory and simultaneous primary elections. The Council of the Judiciary is entrusted with broad powers to organize and run the system to train, appoint and remove judges; approve the draft proposal for the annual budget, establish the system of compensation of all the judicial system and provide for the administration of all the judicial personnel; sanction judges and retired judges; and amend the regime applicable to the judiciary system. Pursuant to this bill the election of the members of the Council of the Judiciary would be politically based and the majorities for the removal of judges would be limited.

According to the Precautionary Proceedings Bill, when granting a precautionary measure against the Argentine government and its agencies, judges will have to establish, under penalty of nullity, a period of effectiveness of such measure of no longer than six months in normal proceedings and three months in abbreviated proceedings and in the cases of “amparo”. The term can be extended for six months considering that the public interest involved in the process. Special consideration will be given to the dilatory tactics or proactive measures taken by the party that was awarded the measure. In addition, under such legislation Judges are not allowed to grant precautionary measures that will affect or detract from its purposes or in any way disrupt the property or revenues of the Federal Government, nor impose personal monetary charges to public officers. Moreover, the bill establishes that the precautionary measures against the Federal Government or its decentralized entities will be effective once the requesting party places an injunction bond for the expenditures or damages that the measure may cause. The injunction bond will not be required when the precautionary measure is granted in favor of the Federal Government or any of its decentralized entities.

As of the date of this annual report, the Council of the Judiciary Bill and the Precautionary Proceedings Bill have been passed into law by the Argentine Congress. While an earlier version of the Court of Cassation Bill was approved by the Argentine Senate, due to the inclusion of certain amendments by the Argentine House of Representatives, the legislation will be subject to debate in Senate in its current form before it is passed into law. When these legislative measures become effective, they may have a negative impact on our business and operations as such legislation could make a timely and impartial administrative process more difficult.

Government measures to preempt or respond to social unrest may adversely affect the Argentine economy and our business.

During the Argentine economic crisis in 2001 and 2002, Argentina experienced significant social and political turmoil, including civil unrest, riots, looting, nationwide protests, strikes and street demonstrations. Despite

Argentina’s economic recovery and relative stabilization, social and political tension and high levels of poverty and unemployment continue. In 2008, Argentina faced nationwide strikes and protests from farmers due to increased export taxes on agricultural products, which disrupted economic activity and have heightened political tensions. Currently, Argentina is facing national protests from the Argentine population. On November 8, 2012 there was a massive protest against the government and on November 20, 2012 a general strike led by opposition trade unions. The social unrest increased during the last months of 2012, and in December there were new riots and lootings to shops and supermarkets in various cities around the country. In addition, on April 18, 2013 there was a new protest against the government mainly due to the proposed judicial reforms.

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

In 2008, the Ministry of Economy and Public Finance issued a resolution which applied variable export tariffs (retenciones móviles) to the agricultural sector, thereby increasing the tariffs applicable to such exports. The resolution caused a strong reaction by organizations and individuals related to the agricultural sector, who considered the increase a direct confiscation of their private property. This reaction was publicly evidenced by large-scale demonstrations all over the country, resulting in the largest agricultural strike in Argentina’s history, which included road blocks by strikers to prevent traffic of any freight related to agricultural production. As a consequence, markets reacted adversely, causing a recession in local demand and a disruption in the local financial markets. After a serious institutional crisis between the Argentine congress and the executive branch, the Argentine government issued decrees limiting the effectiveness of the original resolution. However, we cannot assure you that the government’s dispute with the agricultural sector will not resume or whether a similar reaction or conflict with the same sector will not arise. In fact, on December 21, 2012, through Decree No. 2552 the Argentine government revoked the sale of a facility of the Argentine Rural Society (Sociedad Rural Argentina) in the City of Buenos Aires that has been occupied by the Argentine Rural Society since 1875 and title was transferred to it pursuant to Decree No. 2699 of the Argentine government in the 1990’s. Cattle farmers engaged in a one-day strike in protest of this decision and the Argentine Rural Society has warned that it will organize new protests against this decision and all other actions of the Argentine government against the agricultural and cattle sectors.

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

In August 2012, the Argentine government established a 25% increase in the minimum salary and as of February 2013 the applicable minimum salary is AR$2.875. Due to the high levels of inflation, employers both in the public and private sectors are experiencing significant pressure from organized labor and their employees to further increase salaries. During the beginning of 2013, organized labor has agreed with employers’ associations on salary increases between 22% and 25%. It is possible that the Argentine government could adopt measures establishing further minimum salary increases, and/or the provision of additional employee benefits in the future. Any such measures could have a material and adverse effect on our business, results of operations and financial condition.

An increase in export and import duties and controls may have an adverse impact on our sales.

Since 2002, the Argentine government has imposed duties on the exports of various primary and manufactured products, including some of our products. During the last ten years, such export taxes have undergone significant increases, reaching a maximum of 35% in the case of soybean. We cannot assure you that there will not be further increases in the export taxes or that other new export taxes or quotas will not be imposed. Imposition of new export taxes or quotas or a significant increase in existing export taxes or the application of export quotas could adversely affect our financial condition or results of operations.

Pursuant to a resolution of the Argentine Federal Tax Authority (“Administración Federal de Ingresos Públicos - AFIP”) since February 2012, prior to the execution of any purchase order or similar document, Argentine importers are required to file before the AFIP a “Prior Import Statement” (Declaración Jurada Anticipada de Importación) providing information on future imports. Compliance with this requirement will be verified by the Argentine Customs upon arrival of the goods into Argentina and will be condition for the authorization of the payment of the purchase price by the Argentine financial entities. Even though this is intended merely as an information regime, it may be used for purposes of restricting imports into Argentina. A similar regime was also imposed in respect of the import and export of services, and could result in additional restrictions being imposed on the payments made by Argentine residents on services provided by foreign residents. The imposition of this regime may restrict the exports of goods and services of our Argentine subsidiaries which may adversely affect our financial conditions or results of operations.

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

Although most of these restrictions were eased in the past, as a consequence of the increase of the demand in Argentina for U. S. Dollars and the capital flows out of Argentina during 2011, the Argentine government imposed additional restrictions on the purchase of foreign currency and on the transfer of funds from Argentina (e.g., to make portfolio investments) and reduced the time required to comply with the mandatory transfer of funds into Argentina (e.g., the mandatory transfer into Argentina of the proceeds of loans disbursed outside of Argentina). Since January 2012, the term for mandatory transfer was reduced from 365 days to 30 or 10 days following disbursement depending on the indebtedness. Accordingly, we may face difficulties in the payment of external debt obligations from Argentina, we may not be able to fund and/or finance our operations in Argentina, or we may not be able to distribute dividends from Argentina. Additionally, by means of resolution 142/2012 issued by the Ministry of Economy on April 24, 2012, and Communication “A” 5300 issued by the Central Bank on April 27, 2012, the term to comply with the mandatory transfer into Argentina of export proceeds was reduced to 15 days following shipment. This last term was increased to 30 days pursuant to Resolution 231/2012 issued by the Ministry of Economy on May 24, 2012. These restrictions and requirements could adversely affect our financial condition and the results of our operations, or the market price of our common shares

Changes in the Argentine tax laws may adversely affect the results of our operations.

The Argentine government is currently developing a bill to amend the Income Tax Law denominated “Anti-Evasion Plan III”. Pursuant to the proposed bill, among other things, deductible losses (that can be deducted within the following five years) would be limited to a 30% of the gains earned in each fiscal year; capital gains obtained from foreign individuals or entities from the sale, exchange or disposition of shares and other securities would be subject to the income tax at a rate of 35%; and payments made to individuals or entities located or incorporated in countries with no income taxation would be subject to withholding at a rate of 35% and would not be deductible. If these amendments are passed into law, the limitations on the deductions may adversely affect the results of our Argentine subsidiaries operations; and the taxation of the capital gains will adversely impact the results of the sale or disposition of our Argentine subsidiaries’ shares.

Risks Related to Brazil

Brazilian economic and political conditions and perceptions of these conditions in international markets have a direct impact on our business and our access to international capital and debt markets and could adversely affect our results of operations and financial condition.

A significant portion of our operations, properties and customers are located in Brazil. Accordingly, our financial condition and results of operations are substantially dependent on economic conditions in Brazil. The Brazilian economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high and variable levels of inflation and currency devaluation. Brazil’s GDP, in real terms, grew by 6.1% in 2007, 5.1% in 2008, decreased 0.2% in 2009, increased by 7.5% in 2010, increased 3.0% in 2011 and increased 0.9% in 2012. We cannot assure you that GDP will increase or remain stable in the future. Future developments in the Brazilian economy may affect Brazil’s growth rates and, consequently, the consumption of sugar, ethanol, and our other products. As a result, these developments could impair our business strategies, results of operations and financial condition.

Historically, Brazil’s political situation has influenced the performance of the Brazilian economy, and political crises have affected the confidence of investors and the general public, which has resulted in economic deceleration and heightened volatility in the securities issued abroad by Brazilian companies. Future developments in policies of the Brazilian government and/or the uncertainty of whether and when such policies and regulations may be implemented,.

Changes in Brazilian tax laws may increase our tax burden. have a material adverse impact on the taxes applicable to our business

The Brazilian government frequently implements changes to the Brazilian tax regime that may affect us and our clients. These changes include changes in prevailing tax rates and, occasionally, imposition of temporary taxes, the proceeds of which are earmarked for designated government purposes. Some of these changes may result in increases in our tax payments, which could adversely affect industry profitability and increase the prices of our products, restrict our ability to do business in our existing and target markets and cause our financial results to suffer. For example, in September 2011, the Brazilian government introduced a tax on currency derivative securities transactions (“IOF/Securities”) (where the underlying asset is linked to fluctuations in foreign currency exchange rates relative to the Reais) that are executed through the Brazilian markets at the time of the acquisition, sale or maturity of IOF/Securities. The tax is calculated at the rate of 1.0% on the notional adjusted value of the financial derivative transaction. The government also implemented several changes to the tax charged on consumer financial credit transactions . In April 2011, the rate was increased from 0.0041% per day to 0.0082% per day, which represents an increase of 1.5% per year. In December 2011, it was changed again, to a rate of 0.0068% per day, representing a reduction of 0.5% per year. In May 2012, it was reduced again to 0.0041% per day. On March 1, 2012, the Brazilian government issued new regulations effective immediately relating to new export prepayment financing, limiting the tenor of these financings to 360 days and excluding financial institutions as eligible lenders. In addition, the Brazilian government implemented a 6% IOF/Exchange tax rate applicable to foreign exchange transactions related to financing from foreign financial institutions (“IOF/Exchange”) on loan transactions with an average maturity of less than five years and reduced the IOF/Exchange rate for 360 days. In December 2012, the Brazilian government modified the regulation , allowing early receipt of resources for Brazilian exporters, for prepayment export facilities by importers or any corporate entity operating abroad, including financial institutions, without any incidence of taxes in certain cases. The effects of these changes and any other change that could result from the enactment of additional legislation cannot be quantified. We cannot assure you that we will be able to maintain our projected cash flow and profitability following any increases in Brazilian taxes applicable to us and our operations.

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

Social movements, such as Movimento dos Trabalhadores Rurais Sem Terra and Comissão Pastoral da Terra, are active in Brazil and advocate land reform and mandatory property redistribution by the federal government. Land invasions and occupations of rural areas by a large number of individuals is common practice for these movements, and, in certain areas, including those in which we have invested or are likely to invest, police protection and effective eviction proceedings are not available to land owners. As a result, we cannot assure you that our properties will not be subject to invasion or occupation by these groups. A land invasion or occupation could materially impair the normal use of our lands or have a material adverse effect on our results of operations, financial condition or the value of our common shares In addition, our land may be subject to expropriation by the federal government. Under Article 184 of the Brazilian legal system Constitution, the federal government may expropriate land that is not in compliance with mandated local ““social functions”” for purposes of land reform. “, upon prior and fair compensation by means of rural debt bonds (títulos da dívida agrária). “Social function”” is described in Article 186 of the Brazilian Constitution as (i) rational and adequate exploitation of land,; (ii) adequate use of natural resources available and preservation of the environment,; (iii) compliance with labor laws,; and (iv) and exploitation of land to promote welfare of owners and employees. If the Brazilian government decides to expropriate any of our properties, our results of operations may be adversely affected, to the extent that potential compensation to be paid by the federal government may be less than the profit we could make from the sale or use of such land. Disputing the federal government’s government’s expropriation of land is usually time-consuming and the outcomes atof such challenges are uncertain. In addition, we may be forced to accept public debt bonds, which have limited liquidity, as compensation for expropriated land instead of cash. A land invasion or occupation also could materially impair the normal use of our lands or have a material adverse effect on our results of operations, financial condition or the value of our common shares.

Recent changes in Brazilian rules concerning foreign investment in rural properties may adversely affect our investments.

Brazilian Federal Law No. 5,709, effective October 7, 1971 (“Law 5709”) established certain restrictions on the acquisition of rural property by foreigners, including that (i) foreign investors may only acquire rural properties in which agricultural, cattle-raising, industrial or colonization projects are going to be developed as approved by the relevant authorities; (ii) the total rural area to be acquired by a foreign investor cannot exceed one quarter of the surface of the municipality where it is located, and foreigners with the same nationality may not own, cumulatively, more than 10% of the surface of the municipality in which it is located; and (iii) the acquisition or possession (or any in rem right) by a foreigner of rural property situated in an area considered important to national security must be previously approved by the General Office of the National Security Council (Secretaria-Geral do Conselho de DefesaSeguran;a Nacional). The Pursuant to Article 23 of Law No. 8,629, of February 25, 1993 (“Law 8629”), the restrictions mentioned in items (i) and (ii) above established by Law 5709 are also applicable for rural lease agreements executed by foreigners. ““Parcerias Rurales“Rurais” (agriculture partnerships agreements) have not been subject to these restrictions. Although, a broader interpretation of the existing regulations could have also included these agreements within the limitations for foreigners., the Federal General Attorney’s Office (“AGU”) on October 8, 2012 issued a legal opinion 005/2012, pursuant to which the AGU confirmed the understanding that the “Parcerias Rurais” are not subject to the restrictions or limitations of Law 5709 In addition, pursuant to Law 8629, the acquisition or lease by a foreigner of a rural property exceeding 100 módulos de exploração indefinida (“MEI,” a measurement unit defined by the National Institute for Colonization and Agrarian Reform (Instituto Nacional de Colonização e Reforma Agraria, or “INCRA”) in hectares for each region of the country) must be previously approved by the Brazilian National Congress. Law 5709 also establishes that the same restrictions apply to Brazilian companies that are controlled by foreign investors. Any acquisition or lease of rural property by foreigners in violation of the terms of law 5709 would be considered null and void under Brazilian law.

However, the Brazilian Constitution enacted in 1988 and its amendments, in particular Constitutional Amendment No. 6, of August 15, 1995, provides that (i) no restrictions on the acquisition of rural land in Brazil should apply to Brazilian companies; and (ii) any company incorporated and headquartered in Brazil and controlled by foreign investors must receive the same treatment as any other company incorporated and headquartered in Brazil and controlled by Brazilian investors. Since the enactment of the Brazilian Constitution in 1988, the interpretation had been that the restrictions imposed by federal lawLaw 5709 on the acquisition or lease of rural property above-mentioned did not apply to Brazilian companies controlled by foreigners, pursuant to the legal opinion No. GQ-22, issued by the Federal General Attorney’s Office (the “AGU”) in 1994, which was ratified by legal opinion No. GQ-181, also issued by the AGU’ in 1998. However, the Brazilian Justice National Council issued an Official Letter on July 13, 2010 addressed to all the Brazilian local State Internal Affairs Bureaus in order for them to adopt procedures within 60 days and instruct the local State Notary and Real Estate Registry Offices to observe the restrictions of the Brazilian law on the acquisitions of rural land by Brazilian companies with foreign equity holders. Thereafter, on August 19, 2010, the AGU revised its prior opinion, and published a new legal opinion confirming, which: (i) revoked the AGU’s legal opinions No. GQ-22 and GQ-181; and (ii) confirmed that Brazilian entities controlled by foreigners should be subject to the restrictions described above, and the transactions entered into by foreigners in connection with rural properties shall be subject to the analysis and approval from INCRA, the Ministry of Agrarian Development and the Brazilian National Congress, when applicable. This revised opinion was ratified by the President of Brazil and published in the Official Gazette of the Federal Executive on August 23, 2010, becoming binding as of such date. We therefore believe that the acquisitions of rural properties by Brazilian companies controlled by foreigners registered in the appropriate real estate registry prior to August 23, 2010 are not be affected by the AGU’s legal opinion. As a confirmation of such understanding, pursuant to the Joint Normative Ruling N. 1 issued on September 27, 2012 by the Ministries of: (i) Agricultural Development; (ii) Agriculture, Cattle-raising and Supply; (iii) Industry Development and Foreign Commerce; and (iv) Tourism, a Brazilian company controlled by foreign individuals or companies which acquired or leased rural properties, by means of an act or agreement entered into from June 7, 1994 and August 22, 2010, may register such property before the National System of Rural Registry (Sistema Nacional de Catastro Rural-SNCR), without any administrative sanction. However, in the future, the acquisition and leasing of rural land in Brazil, including through corporate transactions, will be subject to the above-mentioned restrictions, and will require several additional layers of review and approvals which may be discretionary (including the approvals from INCRA, Ministry of Agrarian Development and the Brazilian National Congress, when applicable), burdensome and time consuming. . Additionally, the Joint Normative Ruling N. 1 sets forth the administrative procedures applicable to requests for authorization for the acquisition or lease of rural properties by foreign investors pursuant to Law 5709. Under the Joint Normative Ruling, in order to obtain the authorization for the acquisition or lease of rural properties, foreign investors shall present a project to the Regional Superintendence of the National Institute of Colonizaçao and Land Reform (Superintendéncia Regional do Instituto Nacional de Coloniza;iio e Reforma Agrária), containing the following information: (i) the rationale for the relationship between the property to be acquired or leased and the project size; (ii) physical and financial schedule of the investment and implementation of the project; (iii) use of official credit (governmental funds) for the total or partial finance of the project; (iv) logistic viability of the execution of the project and, in case of a industrial project, proof of compatibility between the local industrial sites and the geographic location of the lands; and (v) proof of compatibility with the criteria established by the Brazilian Ecological and Economical Zoning (Zoneamento Ecológico Económico do Brasil- ZEE), relating to the location of the property.

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

Furthermore, there is currently proposed legislation under analysis in the Brazilian National Congress regarding the acquisition of rural land by Brazilian companies controlled by foreign holders, which if approved may further limit and restrict the investments of companies with foreign equity capital in rural land in Brazil. Such further restrictions, if adopted, may place more strain on our ability to expand our operations in Brazil.

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

In Brazil, approximately 54% of sugarcane is currently harvested by burning the crop, which removes leaves in addition to eliminating insects and other pests. The state of São Paulo and some local governments have established laws and regulations that limit and/or entirely prohibit the burning of sugarcane and there is a likelihood that increasingly stringent regulations will be imposed by the state of São Paulo and other governmental agencies in the near future. We currently make significant investments to comply with these laws and regulations. Although our plans for the implementation of mechanized harvesting are underway, with 90% of our sugarcane harvest mechanized during the 2011-2012 harvest, the strengthening of these laws and regulations or the total prohibition of sugarcane burning would require us to increase our planned investment in harvesting equipment, which, in turn, would limit our ability to fund other investments. In addition, the state of São Paulo has imposed an obligation on growers to dedicate a certain percentage of land used for sugarcane cultivation for native or reclaimed forest area. The cost of setting aside this land is difficult to predict and may increase costs for us or our sugarcane suppliers. As a result, the costs to comply with existing or new laws or regulations are likely to increase, and, in turn, our ability to operate our plants and harvest our sugarcane crops may be adversely affected.

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

Under our articles of incorporation, we indemnify and hold our directors harmless against all claims and suits brought against them, subject to limited exceptions. Under our articles of incorporation, to the extent allowed or required by law, the rights and obligations among or between us, any of our current or former directors, officers and company employees and any current or former shareholder will be governed exclusively by the laws of Luxembourg and subject to the jurisdiction of the Luxembourg courts, unless such rights or obligations do not relate to or arise out of their capacities as such. Although there is doubt as to whether U.S. courts would enforce such provision in an action brought in the United States under U.S. securities laws, such provision could make the enforcement of judgments obtained outside Luxembourg more difficult as to the enforcement against our assets in Luxembourg or jurisdictions that would apply Luxembourg law.

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

General Information

Adecoagro is a Luxembourg société anonyme (a joint stock company). The Company’s legal name is “Adecoagro S.A.” Adecoagro was incorporated on June 11, 2010 and on October 26, 2010 all the shares in issue in Adecoagro were acquired by IFH LLC.

On October 30, 2010, the members of IFH LLC transferred pro rata approximately 98% of their membership interests in IFH LLC to Adecoagro in exchange for common shares of Adecoagro.

On January 28, 2011, Adecoagro completed the IPO of its shares listed on the New York Stock Exchange (“NYSE”). The shares are traded under the symbol “AGRO.”

During 2011, we contributed net proceeds of the IPO to increase our interest in IFH from 98% to 98.64%. In a series of transactions during 2012, we transferred shares of Adecoagro to certain limited partners of IFH in exchange for their residual interest in IFH increasing our interest in IFH to approximately 100%.

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

On January 28, 2011, we successfully completed the IPO of our shares listed on the NYSE and on February 2, 2011 we issued 28,405,925 shares, at a price of US$11 per share. The shares trade under the symbol “AGRO.”

On February 2, 2011, we also issued and sold to Al Gharrafa Investment Company (“Al Gharrafa”), a wholly owned subsidiary of Qatar Holding LLC and one of our shareholders, 7,377,598 common shares at a purchase price of $10.65 per share, which is equal to the price per common share paid by the underwriters acting in the initial public offering of the Company, pursuant to an agreement entered into on January 6, 2011.

In addition, on February 11, 2011, we issued 4,285,714 shares when the over-allotment option was exercised by the underwriters in our IPO.

During 2011, we contributed net proceeds of the IPO to IFH and increased our interest in IFH from 98% to 98.64%.

Furthermore, between August and November 2011, we acquired in Argentina: (i) Compañía Agroforestal de Servicios y Mandatos S.A., an agricultural Argentine company owner of more than 4,900 hectares of land in the province of Santiago del Estero, (ii) Simoneta S.A., an agricultural Argentine company owner of more than 4,600 hectares of land in the province of La Pampa, and (iii) 3,400 hectares of land for crop production in the province of San Luis.

During 2012, the Company issued in a series of transactions 1,654,752 shares to certain limited partners of International Farmland Holdings LP (“IFH”) in exchange for their residual interest, totaling 1.36% interest in IFH. After giving effect to this exchange, the Company held approximately 100% of IFH.

On February 26, 2013, Adecoagro formed CHS Agro, a joint venture with CHS Inc. CHS Inc. (www.chsinc.com) a leading farmer-owned energy, grains and foods company based in the United States. We hold 50% interest in CHS Agro. CHS Agro will build a sunflower processing facility located in the city of Pehuajo, Province of Buenos Aires, Argentina. The facility will process blackoil and confectionary sunflower into specialty products such as in-shell seeds and oil seeds, which will be entirely exported to markets in Europe and the Middle East. The joint venture will grow confectionary sunflower on leased farms, while blackoil sunflower will be originated from third parties. We and CHS Inc. are committed to make a capital contribution to CHS Agro of approximately US$ 4 million each during 2013.

On February 5, 2013, we completed an underwritten secondary offering of 13.9 million common shares of Adecoagro offered by our shareholder, HBK Master Fund LP at a price per share to the public of $8.00. The shares were offered pursuant to an effective shelf registration statement on Form F-3 filed with the SEC.

On February 13, 2013, HBK Master Fund LP sold an additional 2,1 million common shares of Adecoagro pursuant to the overallotment option it granted to Morgan Stanley & Co. LLC, the sole underwriter in the secondary offering. As of March 31, 2013, and after the completion of the offering, public shareholders held approximately 51.9% of our capital stock.

The diagram below illustrates our corporate structure as of March 31, 2013.

Private Shareholders*
Public Shareholders
48.08%
51.92 %
Adecoagro S.A. (Luxembourg)
100%**
Ona Ltd. (Malta)
99.99 %
0.00001%
IFH LP (Delaware)
100%**
99.99%
Toba Ltd. (Malta)
0.00001%
Adecoagro LP (Delaware)
100%
Kadesh Hispania SL– Leterton España SL (Spain)
Brazilian, Argentine, and Uruguayan Operating Companies

*	Private Shareholders refer to shareholders of record prior to our IPO and transferees.
**	Does not account for an immaterial amount of shares required to be owned by other persons pursuant to Maltese law.

Principal Capital Expenditures

Capital expenditures totaled $ 301.7 million, $165.3 million and $130.6 million for the years ended December 31, 2012, 2011 and 2010, respectively.

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

As of December 31, 2012, we owned a total of 283,942 hectares, comprised of 22 farms in Argentina, 15 farms in Brazil and 1 farm in Uruguay. In addition we own and operate several agro-industrial production facilities including four rice processing facilities in Argentina, a dairy operation with approximately 6,765 milking cows in Argentina, two coffee processing plants in Brazil, twelve grain and rice conditioning and storage plants in Argentina and three sugar and ethanol mills in Brazil with a sugarcane crushing capacity of 7.2 million tons as of December 31, 2012.

We believe that we are:

•

one of the largest owners of productive farmland in South America, with more than 228,601 owned hectares as of December 31, 2012 used in productive activities (excluding legal land reserves pursuant to local regulations and other land reserves) located in Argentina, Brazil and Uruguay, producing a wide range of agricultural products.

•

a leading producer of agricultural commodities in South America. During the 2011/2012 harvest year, we harvested 199,418 hectares (including 55,754 leased hectares and 48,286 second crop hectares) and produced 564,800 tons of grains, including soybeans, corn, wheat, sunflower and cotton.

•

one of the largest producers of rough (unprocessed) rice in the world, planting 31,497 hectares (including 4,255 leased hectares) and producing 171,137 tons during the 2011/2012 harvest year, which accounted for 13% of the total Argentine production according to the Confederacion de Molinos Arroceros del Mercosur (“Conmasur”). We are also a large processor and exporter of white rice in Argentina, accounting for 18% of total white rice production capacity in Argentina and 21% of total Argentine white rice exports during 2012, according to Camara de Industriales Arroceros de Entre Ríos and the Federacion de Entidades Arroceras, respectively.

•

a leading dairy producer in South America in terms of our cutting-edge technology, productivity per cow and grain conversion efficiencies, producing approximately 55.0 million liters of raw milk during 2012.

•	one of the largest producers of green bean coffee in the world, with 1,632 fully integrated and mechanized hectares devoted to coffee production as of December 31, 2012.

•

a growing producer of sugar and ethanol in Brazil, where we are in the process of building what we expect will be one of the most cost-efficient sugarcane crushing clusters in Brazil. We currently own three sugar and ethanol mills in Brazil (two in operation and one under construction) with an aggregate installed capacity of 7.2 million tons per year and cogeneration (the generation of electricity from sugarcane bagasse, the fiber portion of sugarcane that remains after the extraction of sugarcane juice) capacity of 148 MW as of December 31, 2012;

•

we are currently building our third sugar and ethanol mill in Brazil, named Ivinhema. As of December 31, 2012, we had completed the assembly of the first phase of the mill, with a total crushing capacity of 2.0 million tons per year. We expect to complete the second phase of the mill in 2015, reaching a total crushing capacity of 4.0 million tons per year, and the third and final phase is expected to be completed in 2017, reaching a total crushing capacity of 6.3 million tons per year. Once the construction of Ivinhema is completed, when combined with our existing Angélica mill (“Angélica”), it will form a cluster that we believe will allow us to become one of the lowest-cost producers of sugar, ethanol and energy from sugarcane in Brazil; and,

•

we expect our planned cluster to have a total installed sugarcane crushing capacity of 10.3 million tons per year and a cogeneration capacity of 296 MW once it reaches full capacity in 2017, resulting in a total sugarcane crushing capacity of 11.5 million tons per year for our three mills together at that time.

•

one of the leading companies in South America involved in the acquisition and transformation of undermanaged land to more productive uses, generating higher cash yields. During the last seven fiscal years we have consistently sold a portion of our fully mature farmland every year. In aggregate, we have sold 11 farms generating capital gains of approximately $132 million.

We are engaged in three main businesses:

Farming Business: We believe we are one of the largest owners of productive farmland in South America. As of December 31, 2012 we owned 270,721 hectares (excluding sugarcane farms) of farmland in Argentina, Brazil and Uruguay, of which 138,154 hectares are croppable, 13,508 hectares are being evaluated for transformation, 67,794 hectares are suitable for raising beef cattle and are mostly leased to a third party beef processor, constituting a total of 219,456 productive hectares, and 51,265 hectares are legal land reserves pursuant to local regulations or other land reserves. During 2012/2013 harvest year we held leases or have entered into agriculture partnerships for an additional 54,250 croppable hectares. We own the facilities and have the resources to store and condition 100% of our crop and rice production. We do not depend on third parties to condition our production for sale. Our farming business is subdivided into five business areas:

•

Crop business: We produce a wide range of agricultural commodities including soybeans, corn, wheat, sunflower and cotton, among others. In Argentina, our farming activities are conducted mainly in the Argentine humid pampas region, where agro-ecological conditions are optimal for low-cost production. Since 2004, we have expanded our operations throughout the center-west region of Uruguay and the western part of the state of Bahia, Brazil, as well as in the northern region of Argentina. During the 2011/2012 harvest year, we planted approximately 199,418 hectares of crops, including second harvests, producing 564,800 tons of grains, including soybeans, wheat and corn, sunflower and cotton. We also planted an additional 4,679 hectares where we produced over 62,636 tons of forage that we used for cow feed in our dairy operation. During the 2012/13 harvest year, we planted approximately 181,876 hectares of crops, including second harvest, and also planted an additional 4,727 hectares of forage .

•

Rice business: We own a fully-integrated rice operation in Argentina. We produce irrigated rice in the northeast provinces of Argentina, where the availability of water, sunlight, and fertile soil results in one of the most ideal regions in the world for producing rice at low cost. We believe that we are one of the largest producers of rough (unprocessed) rice in Argentina, producing 171,137 tons during the 2011/2012 harvest year, which accounted for 13% of the total Argentine production according to Conmasur. We own four rice mills that process our own production, as well as rice purchased from third parties. We produce different types of white and brown rice that are both sold in the domestic Argentine retail market and exported. During the 2012/13 harvest year, we planted 35,249 hectares of rice.

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

•

Dairy business: We believe that we are a leading dairy producer in South America in terms of our utilization of cutting-edge technology, productivity per cow and grain conversion efficiencies, producing approximately 55.0 million liters of raw milk during 2012, with an average of 5,025 milking cows, delivering an average of 30.0 liters of milk per cow per day. Through the production of raw milk, we are able to transform forage and grains into value-added animal protein. We believe that our “free-stall” dairy in Argentina is the first of its kind in South America and allows us to optimize our use of resources (land, dairy cow feed and capital), increase our productivity and maximize the conversion of forage and grain into raw milk.

•

Cattle business: Our cattle business consists primarily of a long-term lease agreement pursuant to which a meat processor leases approximately 69,369 hectares of grazing land from us to raise and fatten beef cattle. The lease agreement is tied to the market price of beef at the end of each quarter.

The following table sets forth, for the periods indicated, certain data relating to our farming business:

	Year Ended December 31,
	2012	2011	2010
Sales	(In thousands of $)
Crops(l)	196,206	147,946	108,162
Rice(2)	93,904	83,244	61,585
Coffee	8,363	14,170	7,572
Dairy	18,868	19,697	14,297
Cattle(3)	5,027	5,709	6,125

Total	322,368	270,766	197,741

Production	2012/2013 Harvest Year	2011/2012 Harvest Year	2010/2011 Harvest Year	2009/2010 Harvest Year
Crops (tons)(4)(5)	52,353	564,800	488,185	524,360
Rice (tons)(6)	—	171,137	172,034	91,723
Coffee (tons)	—	2,873	2,742	2,221

Total	52,353	738,810	662,961	618,304

	Year Ended December 31,
	2012	2011	2010
Dairy (thousands of liters)(7)	54,954	51,239	41,597
Cattle (tons)(3)(8)	416	118	359

	2012/2013 Harvest Year	2011/2012 Harvest Year	2010/2011 Harvest Year	2009/2010 Harvest Year
Planted Area	(In hectares, including second harvest)
Crops (9)	186,418	204,097	167,104	168,680
Rice	35,249	31,497	27,542	18,142
Coffee (10)	1,632	1,632	1,632	1,632
Cattle (11)	69,369	74,017	78,891	82,157

(1)	Includes soybeans, corn, wheat, sunflower and cotton, among others.
(2)	Sales of processed rice, including rough rice purchased from third parties and processed in our facilities.

(3)	In December 2009, we sold 55,543 head of cattle to a third party who leases grazing land from us to raise and fatten the cattle. Our payments under the lease are tied to the market price of beef. See “—Operations and Principal Activities—Farming—Cattle Business.”
(4)	As of the date of this annual report, the 2012/2013 harvest year crops were not fully harvested. Harvested tons correspond to wheat, which had been harvested as of 31th of December, 2012.
(5)	Crop production does not include 62,636 tons, 46,749 tons and 52,482 tons of forage produced in the 2012/2011, 2010/2011, and 2009/2010 harvest years, respectively.
(6)	Expressed in tons of rough rice produced on owned and leased farms. As of December 31, 2012, the 2012/2013 harvest year of rice harvest had not began.
(7)	Raw milk produced at our dairy farms.
(8)	Measured in tons of live weight. Production is the sum of the net increases (or decreases) during a given period in “live weight” of each head of beef cattle.
(9)	Includes 4,727 hectares, 4,679 hectares, 3,841 hectares and 3,653 hectares used for the production of forage during the 2012/2013, 2011/2012, 2010/2011 and 2010/2009 harvest years, respectively.
(10)	Reflects the size of our coffee plantations, which are planted only once every 18 to 20 years.
(11)	Comprised of land devoted to raising beef cattle, which, since December 2009, is mostly leased to a third party. See “—Operations and Principal Activities—Farming—Cattle Business.”

Sugar, Ethanol and Energy Business: We believe we are a growing and efficient producer of sugar and ethanol in Brazil. We cultivate and harvest sugarcane which is then processed in our own mills to produce sugar, ethanol and energy. As of December 31, 2012, our total sugarcane plantation consisted of 85,531 hectares, planted over both own and leased land. We currently own and operate three sugar and ethanol mills, UMA, Angélica and Ivinhema, with a total crushing capacity of 7.2 million tons of sugarcane per year. UMA is a small but efficient mill with over 75 years of history which is located in the state of Minas Gerais, Brazil, with a sugarcane crushing capacity of 1.2 million tons per year, full cogeneration capacity and an associated sugar brand with strong presence in the regional retail market (Açúcar Monte Alegre). We plant and harvest 99% of the sugarcane milled at UMA, with the remaining 1% acquired from third parties. Angélica and Ivinhema are two new, advanced mills, which we built in the state of Mato Grosso do Sul, Brazil, with current sugarcane crushing capacities of 4.0 and 2.0 million tons per year, respectively. They both have highly mechanized harvest, high pressure boilers and turbo-generators with the capacity to use all the sugarcane bagasse by-product to generate electricity that is used to power the mill, with excess electricity being sold to the grid, resulting in the mills having full cogeneration capacity. We plant and harvest 95% of the sugarcane milled at Angélica and Ivinhema and we are able to vary the product slate between ethanol and sugar with a 60%/40% production ratio for both sugar and ethanol.

The construction of the first phase of the Ivinhema mill was completed as of December 31, 2012. The Ivinhema mill is located in the state of Mato Grosso do Sul, Brazil, 45 km from our Angélica mill. It was built in order to complete our planned sugarcane cluster (consisting of Angélica and Ivinhema) in that region. As of December 31, 2012, we had incurred a total of $280 million for the acquisition and assembly of industrial equipment, manufacturing costs, agricultural equipment and sugarcane planting expenses. We estimate that we will need to invest an additional $418 million to complete the construction of the Ivinhema mill. Subject to procuring the necessary licenses and the remainder of the required funding, we anticipate completing the construction of the Ivinhema mill in 2017. See “—Sugar, Ethanol and Energy—Our Mills” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industries—Adverse conditions may create delays in or the suspension of the construction of our Ivinhema mill and/or significantly increase the amount of our expected investments.” We expect the Ivinhema mill to begin operating during the second quarter of 2013, with 2.0 million tons of nominal crushing capacity, and gradually increase its milling capacity until it reaches a full milling capacity of 6.3 million tons of sugarcane per year by 2017.

For the year ended December 31, 2012, we crushed 4.5 million tons of sugarcane. Our mills produce both sugar and ethanol, and accordingly, we have some flexibility to adjust our production (within certain capacity limits that generally vary between 40% and 60%) between sugar and ethanol, to take advantage of more favorable market demand and prices at given points in time. For the year ended December 31, 2011, sugar production was 247,805 tons while ethanol production reached 161,385 cubic meters. For the year ended December 31, 2012 we produced 281,622 tons of sugar and 183,713 cubic meter of ethanol.

As of December 31, 2012, our overall sugarcane plantation consisted of 85,531 hectares of sugarcane in the states of Mato Grosso do Sul and Minas Gerais, Brazil, of which 9,145 hectares of sugarcane were planted on owned land, and 76,386 hectares were planted on land leased from third parties under long term agreements.

The following table sets forth, for the periods indicated, certain data relating to our sugar, ethanol and energy business:

	Year Ended December 31,
	2012	2011	2010
Sales	(In thousands of $)
Sugar	134,766	130,348	98,385
Ethanol	121,544	116,599	114,793
Energy	25,649	24,393	15,040
Other	373	5,978	308

Total	282,332	277,318	228,526

	Year Ended December 31,
Production	2012	2011	2010
Sugar (tons)	281,622	247,805	235,690
Ethanol (cubic meters)	183,713	161,385	174,303
Energy (MWh exported)	238,540	245,474	168,644

	Year Ended December 31,
Other Metrics	2012	2011	2010
Sugarcane milled (% owned)	96%	93%	95%
Sugarcane crushing capacity (millions of tons)	7.2	5.2	5.2
% Mechanized harvesting operations — Consolidated	90%	87%	80%
% Mechanized /harvesting operations — Angélica mill	100%	100%	100%

Land Transformation Business: We believe we are one of the leading companies in South America involved in the acquisition and transformation of land. We acquire farmlands we believe are underdeveloped or underutilized and, by implementing cutting-edge production technology and agricultural best practices, transform the land to be suitable for more productive uses, enhance yields and increase the value of the land. During the ten-year period since our inception, we have effectively put into production 162,768 hectares of land that was previously undeveloped or undermanaged. During 2012, we put into production 8,961 hectares and in addition continued the transformation process of over 128,133 hectares we own. We realize and capture land transformation value through the strategic disposition of assets that have reached full development potential. We believe that the rotation of our land portfolio allows us to re-allocate capital efficiently, maximizing our return on invested capital. Our current owned land portfolio consists of 283,942 hectares, distributed throughout our operating regions as follows: 86% in Argentina, 13% in Brazil, and 1% in Uruguay. During the last seven years, we sold 11 of our fully mature farms, generating capital gains of approximately $132 million.

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

The following table sets forth, for the periods indicated, certain data relating to our land transformation business:

	Year Ended December 31,
	2012		2011	2010
Undeveloped/Undermanaged land put into production (hectares)	8,961		13,676	6,490

Ongoing transformation of croppable land (hectares)	128,133		120,460	120,738
Number of farms sold	2	(*)	1	1
Hectares sold	9,475		2,439	5,086
Capital gains from the sale of land ($ thousands)	27,513		8,832	20,837

*	On June 29, 2012, we completed the sale of San Jose, a 7,630 hectare farm located in the Province of Santa Fe for US$ 9.3 million, 31% over the Cushman & Wakefield independent appraisal dated September 30, 2011. On December 27, 2012, we completed the sale of a 51% stake of Santa Regina S.A for $12.4 million, 11% above Cushman & Wakefield independent appraisal dated September 30, 2012. The sale of the 51% stake and the fair value adjustment of the remaining 49% still owned by Adecoagro generated a $19.4 million capital gain.

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

•

In our sugar, ethanol and energy business, our Cluster, constituted by the Ivinhema and Angélica mills (i) has a highly mechanized planting and harvesting operation, which has increased our sugarcane production, reduced our operating costs and contributed to environmental sustainability by eliminating the need to burn the sugarcane before harvest; (ii) has the capacity to use all the bagasse (a by-product of the sugar and ethanol production process) that is produced, with no incremental cost, to cogenerate 132 MW of clean and renewable electricity; (iii) is what we believe to be one of the largest continuously operating clusters in Brazil designed for enhanced efficiency and non-stop processing, with a production capacity of 2,800 tons of sugar per day; and (iv) has the ability to recycle by-products such as filter cake and vinasse by using them as fertilizers in our sugarcane fields, as well as recycling water and other effluents, generating important savings in input costs and protecting the environment.

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

•

Expertise in acquiring farmland with transformation and appreciation potential. During the last eleven fiscal years, we have executed transactions for the purchase and disposition of land for over $542 million and sold 39,083 hectares of developed land, generating capital gains of approximately $132 million. We believe we have a superior track record and have positioned ourselves as a key player in the land business in South America. Our business development team has gained extensive expertise in evaluating and acquiring farmland throughout South America and has a solid understanding of the productivity potential of each region and of the potential for land transformation and appreciation. To date, we have analyzed over 9.7 million hectares of farmland spread throughout the regions in which we operate and other productive regions in the world. We have developed a methodology to assess farmland and to appraise its potential value with a high degree of accuracy and efficiency by using information generated through sophisticated technology, including satellite images, rain and temperature records, soil analyses, and topography and drainage maps. Our management team has gained extensive experience in transforming and maximizing the appreciation potential of our land portfolio through the implementation of our agribusiness techniques described above. We also have an extensive track record rotating our asset portfolio to generate capital gains and monetize the transformation and appreciation generated through our operations.

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

Our Business Strategy

We intend to maintain our position as a leading agricultural company in South America by expanding and consolidating each of our business lines, creating value for our shareholders. The key elements of our business strategy are:

•

Expand our farming business through organic growth, leasing and strategic acquisitions. We will continue to seek opportunities for organic growth, target attractive acquisition and leasing opportunities and strive to maximize operating synergies and achieve economies of scale in each of our four main farming business areas (crops, rice, dairy and coffee). We plan to continue expanding and consolidating our crop production throughout South America. We also intend to continue expanding our rice segment in terms of production and processing capacity, consolidating our leading position in Argentina and increasing our presence throughout Brazil, Uruguay and other regions, to become a leading regional player. We plan to increase our current milk production using the “free-stall” model. We completed the assembly of our second free-stall in August 2012. We expect to gradually populate this facility until it reaches its full capacity of 3,500 cows by the end of 2013. We believe that the know-how and skills gained from the construction of our first “free-stall” module can be easily replicated, allowing us to scale-up our production efficiently and at a fast rate.

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

Operations and Principal Activities

Farming

Our Farming business line is divided into five main reportable operating businesses, namely crops, rice, coffee, dairy and cattle. We conduct our farming operations primarily on our own land and, to a lesser extent, on land leased from third parties. During harvest year 2011/12 our farming operations were conducted on a total of 262,957 hectares of land, of which we own 202,948 hectares (excluding sugarcane farms) and we leased the remaining 60,009 hectares from third parties. Some of the farms we own are used for more than one production activity at a time. The following table sets forth our production volumes for each of our farming business lines.

	Harvest Year
	2012/2013(1)	2011/2012	2010/2011	2009/2010

Crops (thousands of tons)(2)(3)	52,353	564,800	488,185	524,360
Rice (thousands of tons)(4)	—	171,137	172,034	91,723
Coffee (thousands of tons)	—	2,873	2,742	2,221

	Year Ended December 31,
	2012	2011	2010
Dairy (thousands of liters)(5)	54,954	51,239	41,597
Cattle (thousands of tons)(6)	416	118	359

(1)	As of the date of this annual report, the harvest of soybean, corn, sunflower and cotton, rice and coffee pertaining to the 2012/2013 harvest year is ongoing. The only crop which has been fully harvested for the 2012/2013 harvest year is wheat, with a total production of 52,353 tons.
(2)	Crop production does not include 62,636 tons, 46,719 tons and 52,482 tons of forage produced in the 2011/2012, 2010/2011, and 2009/2010 harvest years respectively.
(3)	As of the date of this annual report, the 2012/2013 harvest years crops were not fully harvested. Harvested tons correspond only to the wheat harvest
(4)	Expressed in tons of rough rice. As of the date of this annual report, the 2012/2013 harvest year of rice harvest is ongoing.
(5)	Raw milk produced.
(6)	Measured in tons of live weight. Production is the sum of the net increases (or decreases) during a given period in live weight of each head of beef cattle we own.

Crops Business (Grains, Oilseeds and Cotton)

Our agricultural production is mainly based on planting, growing and harvesting crops over our owned croppable area. During the 2011/12 harvest year, we planted crops over a total area of approximately 204,097 hectares, including our owned land, land leased from third parties and hectares planted in second harvests. During mid 2012 we began the planting of crops pertaining to the 2012/13 harvest year, which was concluded during the first quarter of 2013, with a total planted area of 186,418 hectares. Our main products include soybean, corn, wheat, sunflower, and cotton. Other products, such as sorghum and barley, among others, are sown occasionally and represent only a small percentage of total sown land.

The following table sets forth, for the harvest years indicated, the planted hectares for our main products:

	Harvest Year
	2012/2013	2011/2012	2010/2011	2009/2010
Product Area	(In hectares)
Soybeans(l)	91,746	92,789	90,126	87,522
Corn(2)	45,795	47,409	31,894	34,617
Wheat(3)	28,574	43,235	28,058	26,332
Sunflower	12,478	9,596	9,943	14,784
Cotton	3,098	6,389	3,242	425
Forage(4)	4,727	4,679	3,841	4,561
Total	186,418	204,097	167,104	168,241

(1)	Includes soybean first crop and second crop planted area.
(2)	Includes sorghum crop.
(3)	Includes barley crop.
(4)	Forage includes corn silage, wheat silage and alfafa used for cow feed in our dairy operation.

The following table sets forth, for the harvest years indicated, the production volumes for our main products

	Harvest Year
	2012/2013(2)	2011/2012	2010/2011	2009/2010
Crop Production(1)	(In thousands of tons)
Soybeans	—	189,014	199,533	241,848
Corn	—	237,294	169,711	203,573
Wheat	52,353	113,121	92,908	61,208
Sunflower	—	18,667	20,916	17,193
Cotton lint	—	6,704	5,117	539
Total	52,353	564,800	488,185	524,360

(1)	Does not include 62,636 tons, 46,749 tons and 52,482 tons of forage produced in the 2011/2012, 2010/2011, and 2009/2010 harvest years respectively.
(2)	As of the date of this annual report, the harvest of soybean, corn, sunflower and cotton pertaining to the 2012/13 harvest year is ongoing. The only crop which has been fully harvested is wheat.

The following table below sets forth, for the periods indicated, the sales for our main products:

	Year Ended December 31,
	2012	2011	2010
Sales	(In thousands of $)
Soybeans	66,721	61,385	64,890
Corn (l)	68,790	44,196	23,968
Wheat (2)	34,831	25,060	9,110
Sunflower	7,887	7,413	4,880
Cotton	16,489	9,101	2,395
Other crops(3)	1,488	791	2,919
Total	196,206	147,946	108,162

(1)	Includes sorghum.
(2)	Includes barley.
(3)	Includes other crops and farming services.

Soybeans

Soybeans are an annual legume widely grown due to their high content of protein (40%) and oil (20%). They have been grown for over 3,000 years in Asia and, more recently, have been successfully cultivated around the world. The world’s top producers of soybeans currently are the United States, Brazil, Argentina, China and India. Soybeans are one of the few plants that provide a complete protein supply as they contain all eight essential amino acids. About 85% of the world’s soybeans are processed, or “crushed,” annually into soybean meal and oil. Approximately 98% of soybean meal is further processed into animal feed, with the balance used to make soy flour and proteins. Of the oil content, 85% is consumed as edible oil and the rest is used for industrial products such as fatty acids, soaps and biodiesel. We sell our soybeans mainly to crushing and processing industries, which produce soybean oil and soybean meal used in the food, animal feed and biofuel industries.

We grow soybeans in Argentina, Brazil and Uruguay. In the 2009/2010 harvest year, we planted a total area of 87,522 hectares of soybeans, producing a total of 241,848 tons representing 52% of our total planted area that year, and 46% of our total crop production. In the 2010/2011 harvest year, we planted a total area of 90,126 hectares of soybeans, producing a total of 199,533 tons representing 54% of our total planted area that year, and 41% of our total crop production. In the 2011/ 2012 harvest year, we planted a total area of 92,789 hectares of soybeans, producing a total of 189,014 tons representing 45% of our total planted area that year, and 33% of our total crop production.

Soybeans comprised 15% of our total consolidated sales in 2010 and 11 % of our total consolidated sales in 2011 and 2012.

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

We grow corn in Argentina, Brazil and Uruguay. In the 2009/10 harvest year, we planted approximately 34,617 hectares of corn, including the second harvest, producing a total of 203,573 tons of corn representing 21% of our total planted area that year, and 39% of our total crop production. In the 2010/2011 harvest year, we planted a total area of approximately 31,894 hectares of corn, including the second harvest, producing a total of 169,711 tons of corn representing 19% of our total planted area that year, and 35% of our total crop production. In the 2011/2012 harvest year, we planted a total area of approximately 47,409 hectares of corn, including the second harvest, producing a total of 237,294 tons representing 24% of our total planted area that season and 42% of our total production.

Corn comprised 8% of our total consolidated sales in 2010 and 2011, and 11% of our total consolidated sales in 2012.

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

We grow wheat in Argentina and Uruguay. In the 2009/2010 harvest year, we planted a total area of approximately 26,332 hectares of wheat, producing a total of 61,208 tons of wheat representing 16% of our total planted area that year, and 12% of our total crop production. In the 2010/2011 harvest year, we planted a total area of approximately 28,058 hectares of wheat, producing a total of 92,908 tons of wheat representing 17% of our total planted area that year, and 16% of our total crop production. In the 2011/12 harvest year we planted a total area of approximately 43,235 hectares of wheat, producing a total of 113,121 tons of wheat representing 21% of our total planted area that year, and 20% of our total crop production. In the 2012/13 harvest year we planted a total area of approximately 28,574 hectares of wheat, producing a total of 52,353 tons of wheat.

Wheat comprised 2% of our total consolidated sales in 2010, 4% of our total consolidated sales in 2011 and 6% of our total consolidated sales in 2012.

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

We grow sunflower in Argentina and Uruguay. In the 2009/2010 harvest year, we planted a total area of approximately 14,784 hectares of sunflower, producing a total of 17,193 tons of sunflower, representing 9% of our total planted area that year, and 3% of our total crop production. In the 2010/2011 harvest year, we planted a total area of approximately 9,943 hectares of sunflower, producing a total of 20,916 tons of sunflower, representing 6% of our total planted area that year, and 4% of our total crop production. In the 2011/2012 harvest year, we planted a total area of approximately 9,596 hectares of sunflower producing a total of 18,668 tons of sunflower representing 5% of our total planted area that year, and 3% of our total crop production.

Sunflower comprised 1% of our total consolidated sales in 2010, 2011 and 2012.

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

We grow cotton in northern Argentina and in the western part of Bahia, Brazil. In the 2009/2010 harvest year, we planted a total area of approximately 425 hectares of cotton, including the second harvest, producing a total of 539 tons of cotton lint, representing 1% of our total planted area that year, and less than 1% of our total crop production. In the 2010/2011 harvest year, we planted a total area of approximately 3,242 hectares of cotton producing a total of 5,117 tons of cotton lint, representing 2% of our total planted area that year, and 2% of our total crop production. In the 2011/12 harvest year, we planted a total area of approximately 6,389 hectares of cotton, including the second harvest, producing a total of 6,704 tons of cotton lint, representing 1% of our total planted area that year, and 1% of our total crop production.

Cotton comprised 1% of our total consolidated sales in 2010, 2% of our total consolidated sales in 2011 and 3% of our total consolidated sales in 2012.

Forages

In addition to the above mentioned crops, we are engaged in the production of forage in Argentina, including corn silage, wheat silage, soybean silage and alfalfa silage. We use forage as cow feed in our dairy operation. During the 2011/2012 harvest year, we planted 4,679 hectares of forage and produced 46,749 tons of forage.

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

The following table sets forth, for the harvest years indicated, the total number of planted rice hectares we owned and leased as well as the overall rough rice we produced:

	Harvest Year
Rice Product Area & Production	2012/2013	2011/2012	2010/2011	2009/2010
Owned planted area (hectares)	32,167	27,242	22,973	10,831
Leased planted area (hectares)	3,082	4,255	4,568	7,311
Total rice planted (hectares)	35,249	31,497	27,542	18,142
Rough rice production (thousands of tons) (1)	—	171,137	172,034	91,723

(1)	As of the date of this annual report, the harvest of rice pertaining to the 2012/2013 harvest year is ongoing.

We grow rice on 5 farms we own and 2 farms we lease, all located in Argentina. In the 2009/2010 harvest year, we planted a total area of approximately 18,142 hectares of rice our total rice producing a total of 91,723 tons, representing 15% of our total farming production and 7% of our total planted area. In the 2010/2011 harvest year, we planted a total area of approximately 27,542 hectares of rice producing a total of 172,034 tons, representing 26% of our total farming production and 10% of our total planted area. In the 2011/2012 harvest year, we planted a total area of approximately 31,497 hectares of rice, producing a total of 171,137 tons, representing 10% of our total planted area that year, and 23% of our total farming production.

In August 2012, we completed the construction of the Franck rice mill, which has a total processing capacity of 120,000 tons per year.

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

At the mill, we clean the rice to remove all impurities. We then put it through a dryer to remove excess moisture from the grains. Proper drying results in increased storage life, prevents deterioration in quality and leads to optimum milling. Once dried, the rice grain, now known as rough rice or paddy rice, is ready for storage. We store rice in elevators or in silo bags until milling. During the milling process, the rough rice goes through a de-husking machine that removes the husk from the kernel. The rice that is obtained after this process is known as brown rice and is ready for human consumption. Brown rice becomes white rice after it is polished to remove the excess bran.

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

	Year Ended December 31,
	2012	2011	2010
Processed Rice Production	(In thousands of tons)
Rough rice processed — own	163,035	163,033	75,752
Rough rice processed — third party	86,512	58,720	52,957
Total rough rice processed	249,587	221,753	128,709
White rice	86,092	91,176	66,035
Brown rice	57,505	33,166	6,699
Broken rice	28,787	23,880	14,792

Total processed rice	172,383	148,223	87,526

	Year Ended December 31,
	2012	2011	2010
Processed Rice Sales	(In thousand of $)
Total Sales	93,904	83,244	61,585

Rice comprised 14% of our total consolidated sales in 2010, 15% of our total consolidated sales in 2011 and 16% 2012.

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

The following table sets forth, for the harvest years indicated, the production and sales volumes for our coffee business:

	Harvest Year
Coffee Production & Sales	2012/2013	2011/2012	2010/2011	2009/2010
Coffee plantation (hectares)	1,632	1,632	1,632	1,632
Coffee pruning area (hectares)	—	62	227	406
Coffee production (thousands of tons) (1)	—	2,873	2,742	2,220

(1)	As of the date of this annual report, the 2012/2013 harvest year coffee had not yet been harvested.

	Year Ended December 31,
	2012	2011	2010
	(In thousands of $)
Coffee sales	8,363	14,170	7,572

We grow coffee in western Bahia, Brazil, where agro-ecological conditions are well-suited for producing “specialty coffee” due to the availability of water for irrigation, the absence of frosts, and the possibility of having a fully mechanized harvest due to flat topography. These conditions allow us to obtain a stable bean quality and to reduce yield volatility. We grow coffee on 3 farms and have 1,632 hectares of planted coffee trees and have available land and water to expand our operations to 2,700 hectares. In the 2009/2010 harvest year, we produced 2,412 tons of coffee. In the 2010/11 harvest year, we produced 2,742 tons of coffee. In the 2011/12 harvest year, we produced 2,873 tons of coffee. Coffee comprised 5% of our total consolidated sales in 2009, 2% of our total consolidated sales 2010, 3% of our total consolidated sales in 2011 and 1% of our total consolidated sales in 2012.

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

The following table sets forth, for the periods indicated below, the total number of our dairy cows, average daily liter production per cow and our total milk production:

	Year Ended December 31,
Dairy Herd & Production	2012	2011	2010
Total dairy herd (head)	6,765	10,803	9,178
Average milking cows	5,025	4,603	4,225
Average daily production (liters per cow)	30.0	30.5	27.0
Total production (thousands of liters)	54,954	51,239	41,597

	Year Ended December, 31
	2012	2011	2010
	(In thousands of $)
Sales	18,868	19,697	14,297

As of December 31, 2010, we owned a dairy herd of 9,178 head, including 4,225 cows and heifers in milk. In 2010, our cows produced an average of 27.0 liters of milk per cow per day compared to approximately 28.3 liters per cow per day in 2009. Our facilities allow us to milk 5,000 cows per day. As of December 31, 2011, we owned a dairy herd of 10,803 head, including 4,603 milking cows with an average production of 30.5 liters per cow per day. As of December 31, 2012, we owned a dairy herd of 6,765 head, including 5,025 milking cows with an average production of 30.0 liters per cow per day. Our dairy operation consists of three dairy facilities — one traditional grazing dairy and two advanced “free-stall” dairies. We completed the construction of the second free stall dairy in August 2012, and as of December 31, 2012, the new facility held over 1,500 cows. We expect to continue gradually populating this facility until it reached its maximum capacity of 3,500 cows by the end of 2013.

Dairy comprised 3% of our total consolidated sales in 2010, 4% of our total consolidated sales in 2011 and 3% of our total consolidated sales in 2012.

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

In 2007, we began the construction of an advanced “free-stall” dairy in Argentina, which we believe was the first of its kind in South America, and started operating in March 2008. This new technology allows large- scale milk production at increased efficiency levels. Our free-stall dairy model consists of 3,000 cows confined inside a large barn where they are free to move within the indoor corrals. We feed our cows specific protein rich diets composed of corn grain and silage and milk them three times a day, using a milking mechanism consisting of an 80-cow rotary platform, which milks an average of 400 cows per hour. In 2011, we started the construction of the second free stall, which started operating in August 2012. We expect to gradually populate this facility until it reaches its full capacity (3,500 milking cows) by the end of 2013.

Implementation of the free-stall system allows us to position ourselves as a key player in the dairy industry and will boost our agricultural and industrial integration presence in the South American agricultural sector. By eliminating cow grazing, we reduce the amount of land utilized for milk production, which frees up more land for our agricultural and land development activities. Cow productivity (measured in liters of milk produced per day) using the free-stall system increases by up to 40% compared to traditional grazing systems. These productivity gains are because the free-stall system significantly improves the conversion rate of animal feed to milk, resulting in an approximate 40% increase in the conversion ratio, or the production of 1.4 liters of milk for each 1 kg of animal feed as compared to the average of 1 liter of milk for each 1 kg of feed associated with the usual grazing model.

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

La Lácteo Joint Venture

In 2007, Adecoagro entered into an agreement with Agropur Cooperative, a Canadian-based dairy cooperative, to form a joint venture named Grupo La Lácteo. In this transaction, we contributed our wholly owned subsidiary La Lácteo S.A., an entity engaged in the processing and sale of milk and milk-related products (previously acquired in August 2007), while Agropur Cooperative contributed cash. Each of us and Agropur Cooperative owns 50% of the joint venture, and the joint venture agreement in place creates joint control over Grupo La Lácteo. The formation of this joint venture was completed in December 2007. As of December 31, 2012, La Lácteo manages approximately 183,000 liters of milk per day, producing a broad variety of dairy products including fluid milk, yogurt, butter, cheese, and others.

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

Cattle Business

In December 2009, we strategically decided to sell almost all of our cattle herd — other than our dairy cows — to Quickfood S.A. (now “Marfrig Argentina S.A.”), an Argentine company and a subsidiary of the Brazilian company, Marfrig Alimentos S.A. (“Marfrig”), for a purchase price of $14.2 million. Additionally, we entered into a lease agreement under which Marfig Argentina S.A. leases grazing land from us to raise and fatten cattle. See “—Material Agreements—Argentina—Agreement with Quickfood S.A.”

The agreement consists of leasing (i) approximately 69,369 hectares of grazing land located in the Argentine provinces of Corrientes, Formosa, Santa Fe and Santiago del Estero, for an annual price equal to the equivalent in Argentine Pesos of 30 kilograms of meat per hectare, calculated in accordance with the Steer Index of the Liniers Market (INML), for a period of 10 years, renewable by the parties and (ii) two feed lots located in the Argentine provinces of Corrientes and Santa Fe, for an annual price of $25,000 each. Additionally, as of December 31, 2012, we owned approximately 1,375 head of cattle. We may purchase additional cattle in the future.

The following table indicates, for the periods set forth below, the number of cattle (other than dairy cows) for each activity we pursued:

	Year Ended December 31,
	2012	2011	2010
	(Head of cattle)
Breeding(l)	1,375	2,039	—
Fattening	—	—	1,254
Total	1,375	2,039	1,254

(1)	For classification purposes, upon birth, all calves are considered to be in the breeding process.

The cattle business comprised 1% of our total consolidated sales in 2010, 2011 and 2012.

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

Set forth below is our storage capacity as of December 31, 2012:

Storage Capacity	Nominal
Crops (tons)	28,800
Rice (tons)	135,919

In addition, we use silo bags to increase our storage capacity at low cost. Silo bags are an efficient low-cost method for grain storage. As crops are harvested, they are placed inside large polyethylene bags that can be left in the fields for approximately 12 months without damaging the grain. Each silo bag can hold up to 180 to 200 tons of product, depending on the type of grain. During the 2011/2012 harvest year, we stored approximately 36 % of our grain production through silo bags.

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

Set forth below is our drying capacity as of December 31, 2012:

Drying Capacity	Nominal
Crops (tons/day)	2,400
Rice (tons/day)	6,700

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

Additionally, as of December 31, 2012, we owned two coffee processing facilities in Brazil, where we clean, dry and classify different types of commercial coffee beans. Apart from processing, those facilities have a storage capacity of 30,400 bags, or 1,800 tons of processed coffee.

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

Soybeans: Our soybean crop is sold to local companies and is ultimately exported or diverted to the crushing industry. Approximately 80% of the soybean crop is hedged pre-harvest, by forward sales, sales in the futures markets, and production agreements. Post-harvest sales are a function of the export market versus local premiums paid by crushers (oil, meal and biodiesel). Our largest customers are Molinos Rio de la Plata S.A, Noble Americas Corp. (“Noble”), Louis Dreyfus Co., Bunge International Commerce Ltd. (“Bunge”) and Cargill SACI, comprising approximately 74% of our sales in the year ended December 31, 2012. In Argentina, the applicable export tax rate on soybeans is 35%.

Corn: Approximately 95% of our total production, is exported, of which 24% are FOB sales, with the remainder destined for domestic use in feedlots, the poultry industry and in our dairy operations. All of our Brazilian production is sold domestically for regional consumption. Approximately 66% of the crop corn is hedged pre-harvest, due to logistical issues. We sell approximately 5% of our corn production for special products such as corn seed. Our largest customers Alfred C. Toepfer International, Seaboard Overseas Ltd., Nidera, Multigrain Argentina and Molino Americano, comprising approximately 56% of our sales in the year ended December 31, 2012. In Argentina, the applicable export tax rate on corn is 20%.

Wheat: Approximately 95% our total production is exported, of which 78% are FOB sales, with the remainder destined for domestic use. Approximately 31% of the wheat crop is hedged pre-harvest through forward sales, futures markets sales and production agreements. Brazil is the main importer of Argentine wheat. Due to logistics, we sell to the export market during harvest time and store the higher quality wheat to sell later in the year to local millers. We typically sell half of our wheat production pre-harvest. Our five largest customers are Louis Dreyfus Commodities Suisse S.A, NIDERA S.A., Seaboard Overseas Ltd., Amaggi Argentina S.A. and Agrograin Ltd, comprising approximately 76% of our sales in the year ended December 31, 2012. In Argentina, the applicable export tax rate on wheat is 23%.

Sunflower: Our sunflower production from Argentina and Uruguay is sold to local companies. Sales are made pursuant to forward sales, spot sales and production agreements (as sunflower for confectionary, high oil content sunflower and seed). Our largest customers are Dow Agrosciences Argentina S.A., Argensun S.A. and CHS Argentina S.A., comprising approximately 97% of our sales in the year ended December 31, 2012. In Argentina, the applicable export tax rate is 32%.

Cotton: We typically make pre-harvest sales of cotton fiber produced in Brazil and Argentina into the export market. Sales for the textile industry are based on domestic demand and premiums. Our largest customers are CGG Trading, OLAM, Algodoeira Ouro Branco Ltda, Plexus Cotton LTD and Algodoeira Serrana, comprising approximately 64% of our sales in the year ended December 31, 2012. Cottonseed is sold in the domestic market to meet feed demand.

Rice: Rough rice is available for sale commencing after the harvest of each year. White rice availability is based on our milling capacity. 78% of our total rice production is sold into the export market, with the remainder sold in Argentina in the retail market. Brazil is the largest importer of our rice with 28% of our exported volume, followed by Angola with 25%, Europe with 21%, Iraq and Iran with 12% and the remainder is exported to Southamerican countries. Argentina’s retail market is comprised of four types of rice and four brands that have a 16.6% market share. Rice prices are based on regional supply demand and exchange rate in Brazil.

Our largest customers for rice are Herba Rice Mills, Camil Alimentos, Webcor S.A., Glencore Grains, Ameropa AG, Josapar Joaquim Oliveira S.A. Participacoes, comprising approximately 42% of our sales in the year ended December 31, 2012. In Argentina, the applicable export tax rate is 10% for rough rice and 5% for white rice.

Coffee: Coffee is available for sale commencing after it is harvested and processed since July of each year. We export our own high quality coffee to the European, U.S. and Japanese markets, where our “specialty coffee” grade product is received by the gourmet segment. Our coffee is certified by the most respected organizations in the sector such as UTZ and Rainforest Alliance. Our largest importer is the European Union with 49%, followed by Japan with 38% and the United States with 13% of our sales. 73% of our coffee production is sold in the domestic Brazilian market. Coffee prices are based on international grain exchanges (ICE-NY) and have a local reference in BM&FBOVESPA. We negotiate quality premiums or discounts and delivery conditions to the end buyer. Our largest customers for coffee are Outspan Brasil Importacao e Exportacao LTDA (“Olam”), Mitsui Foods Inc., Paragon Coffee Trading Company L.P. and Empresa Interagricola S.A. (Eisa), comprising approximately 63% of our net sales in the year ended December 31, 2012.

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

As of December 31, 2012, we grow sugarcane in the center-south region of Brazil on 9,145 hectares of our own land and 76,386 hectares of land leased through agriculture partnerships. Under these agreements, our partners lease land to us for periods of between one and two sugarcane cycles, equivalent to periods of between 10 to 12 years, on which we cultivate sugarcane. Lease payments are based on the market value of the sugarcane set forth by the regulations of the State of Sao Paulo Sugarcane, Sugar and Alcohol Growers Counsel (Conselho dos Produtores de Cana-de-Açúcar, Açúcar e Álcool do Estado de Sao Paulo, or “Consecana”). We planted and harvested approximately 96% of the total sugarcane we milled during 2012, with the remaining 4% purchased directly from third parties at prices set forth by the Consecana system, based on the sucrose content of the cane and the prices of sugar and ethanol. The following table sets forth a breakdown during the time periods indicated of the amount of sugarcane we milled that was grown on our owned and leased land or purchased from third parties:

	Year Ended December 31,
	2012	2011	2010
Grown on our owned and leased land (tons)	4,304,038	3,891,125	3,869,283
Purchased from third parties (tons)	184,897	276,957	196,833

Total (tons)	4,488,935	4,168,081	4,066,115

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

We believe we own one of the most mechanized harvesting operations in Brazil. Our sugarcane harvesting process is currently 90% mechanized (100% at Angélica mill and 50% at UMA mill) and the remaining 10% is harvested manually. Mechanized harvesting does not require burning prior to harvesting, significantly reducing environmental impact when compared to manual harvesting. In addition, the leaves that remain on the fields after the sugarcane has been harvested mechanically create a protective cover for the soil, reducing evaporation and protecting it from sunlight and erosion. This protective cover of leaves decomposes into organic material over time, which increases the fertility of the soil. Mechanized harvesting is more time efficient and has lower costs when compared to manual harvesting. Sugarcane is ready for harvesting when the crop’s sucrose content is at its highest level. Sucrose content and sugarcane yield (tons of cane per hectare) are important measures of productivity for our harvesting operations. Geographical factors, such as soil quality, topography and climate, as well as agricultural techniques that we implement, affect our productivity. Since most sugar mills produce both sugar and ethanol in variable mixes, the industry has adopted a conversion index for measuring sugar and ethanol production capacity, the Total Recoverable Sugar (“TRS”) index, which measures the amount of kilograms of sugar per ton of sugarcane.

During the 2012 harvest, UMA and Angelica harvested sugarcane with an average TRS content of 134, compared to an average of 136 in the center-south region of Brazil generally. In addition, during the 2012 harvest, we harvested an average of 71.4 tons of sugarcane per hectare of our own and leased land.

Once the sugarcane is harvested, it is transported to our mills for inspection and weighing. We utilize our own trucks and trailers for transportation purposes. The average transportation distance from the sugarcane fields to the mills is approximately 26 kilometers at UMA and 35 kilometers at Angélica. The construction of our new mill at Ivinhema is expected to halve the average transportation distance for Angélica, significantly reducing our transportation costs, as 35% of the cane currently processed at Angélica has been planted closer to the site where the Ivinhema mill is being built.

Our Mills

We currently own three sugar mills in Brazil, UMA and Angélica, which are currently operating, and Ivinhema, whose first phase of the construction was completed in 2012 and will start operating in the first half of 2013. Our mills produce sugar, ethanol and energy, and accordingly, we have some flexibility to adjust our production between sugar and ethanol, to take advantage of more favorable market demand and prices at given points in time. As of December 31, 2012, our sugar mills had a total installed crushing capacity of 7.2 million tons of sugarcane, out of which 2.0 million tons of crushing capacity correspond to the Ivinhema mill, which will start operating in 2013. As of the date of this annual report, we concluded the 2012 harvest at the Angélica and UMA mills, crushing an aggregate volume of 4.16 million tons of sugarcane.

The Usina Monte Alegre mill (“UMA”) is located in the state of Minas Gerais, Brazil, and has a sugarcane crushing capacity of 1.2 million tons per year, full cogeneration capacity and an associated sugar brand with strong presence in the regional retail market (Açúcar Monte Alegre). We plant and harvest 98.9% of the sugarcane milled at UMA, with the remaining 1.1% acquired from third parties. On December 31, 2012, UMA concluded its harvest operations for the 2012 season, crushing 1.0 million tons of sugarcane.

Angélica is a new, advanced mill, which we built in the state of Mato Grosso do Sul, Brazil, with a total sugarcane crushing capacity of 4.0 million tons per year. Angélica has been equipped with two modern high pressure boilers and three turbo-generators with the capacity to use all the sugarcane bagasse by-product to generate approximately 96 MW of electricity that is used to power the mill with an excess of 64MW available for sale to the power grid. During the first half of 2010, we concluded the construction of the sugar factory commencing the production of sugar in July 2010. Angélica now has the flexibility to vary the product slate between 60% to 40% for either product. During the 2012/2013 harvest, we grew and harvested over 95% of the sugarcane milled at Angélica, allowing us to have a stable supply and superior quality control of our raw material. As of December 31, 2012, Angélica concluded its harvest operations for the 2012/2013 season, crushing a total of 3.5 million tons of sugarcane. Although construction of the mill and industrial equipment has been concluded, Angélica will not mill at full capacity until 2013, when the size of our sugarcane plantations are expected to support the capacity of the mill.

The construction of the Angelica mill was completed by the end of 2011. Accumulated capital expenditures, including cost expensed in cane planting and excluding investments in land and working capital, reached R$1,013 million, or approximately $134.7 per ton of crushing capacity. The table below shows our investment breakdown:

Capital Expenditures	R$ millions	US$ per ton(l)
Industrial equipment	541	72
Agricultural equipment	144	19
Sugarcane planting cost	327	44
Total	1,013	135

(1)	Considers an average R$/US$ exchange rate of 1.876.

During mid 2011, we started the construction of our third mill, Ivinhema, located in the state of Mato Grosso do Sul, approximately 45 kilometers south of our existing Angelica mill, in order to complete our planned sugarcane cluster in that region. The Ivinhema mill is expected to have a crushing capacity of 6.3 million tons of sugarcane per year when it reaches full capacity in 2017, increasing our total sugarcane crushing capacity to 11.5 million tons per year. We expect the Angelica and Ivinhema mills to form a cluster of 10.3 million tons of crushing capacity, which we expect will generate operational synergies and economies of scale that will result from a large-scale sugarcane production and industrial operation, including centralized management of both mills, harvesting efficiencies due to the ability to conduct non-stop harvesting and a reduction in sugarcane transportation costs. Ivinhema mill will be equipped with state-of-the-art technology including full cogeneration capacity, flexibility to produce sugar and ethanol and fully mechanized agricultural operations. We expect to source a majority of sugarcane for the Invinhema mill from our own supply and expand our cluster’s plantation to over 120,000 hectares.

As of the date of this report, the first phase of the construction of Ivinhema was completed, reaching a nominal crushing capacity of 2.0 million tons per year. We expect the Ivinhema mill to begin operating during the second quarter of 2013, increasing its milling capacity to 4.0 million tons in 2015 and finally reach full capacity of 6.3 million tons by 2017.

The Ivinhema mill is located in the state of Mato Grosso do Sul, Brazil, 45 km from our Angélica mill. It was built in order to complete our planned sugarcane cluster (consisting of Angélica and Ivinhema) in that region. As of December 31, 2012, we had incurred a total of $280 million for the acquisition and assembly of industrial equipment, manufacturing costs, agricultural equipment and sugarcane planting expenses. We estimate that we will need to invest an additional $418 million to complete the construction of the Ivinhema mill. Subject to procuring the necessary licenses and the remainder of the required funding, we anticipate completing the construction of the Ivinhema mill in 2017. See “—Sugar, Ethanol and Energy—Our Mills” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industries—Adverse conditions may create delays in or the suspension of the construction of our Ivinhema mill and/or significantly increase the amount of our expected investments.”

The construction and operation of the Ivinhema mill is subject to environmental licensing. Generally, the environmental agencies of each state are responsible for issuing environmental permits. The criteria for environmental licensing is defined and regulated by the National Council of the Environment (CONAMA), under Resolution No. 237 of December 19, 1997. On March 23, 2012, we obtained the installation license (licença de instalaçâo) from Instituto de Meio Ambiente de Mato Grosso do Sul (“IMASUL”) for the commencement of the construction and assembly of the first and second phase of the Ivinhema mill, for a nominal crushing capacity of up to 4.1 million tons of sugarcane.

In addition to the installation license, the Ivinhema mill must obtain operational licenses and other permits including licenses for water capture and use of controlled products, among others. Failure to obtain the necessary environmental licenses may prevent us from operating the Ivinhema mill or may subject us to sanctions.

Our Main Products

The following table sets forth a breakdown of our production volumes by product for the years indicated:

	Year Ended December 31,
	2012	2011	2010
Sugar	281,662	247,805	235,690
Ethanol	183,713	161,385	174,303
Energy (MWh exported)	238,540	245,389	168,644
Note: Sugar volumes are measured in thousands of tons (raw value), ethanol volumes are measured in thousand cubic meters and electricity is measured in MWh.

The following table sets forth our sales for each of the sugarcane by-products we produce for the years indicated:

	Year Ended December 31,
	2012	2011	2010
	(In thousands of $)
Sugar	134,766	130,348	98,385
Ethanol	121,544	116,599	114,793
Energy	25,649	24,393	15,040
Other	373	5,978	308
Total	282,332	277,318	228,526

Sugar

During 2012, sugar production capacity increased by approximately 1,000 tons per day, as a result of the completion of the first phase of the construction of the Ivinhema Mill. Our current maximum sugar production capacity is now of 3,400 tons per day which, in a normal year of 4,500 hours of milling, results in an annual sugar maximum production capacity of over 637,515 tons of sugar. In 2012, we produced 281,662 tons of sugar, compared to 247,805 tons of sugar in 2011 and 235,690 tons of sugar in 2010.

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

Sugar sales comprised 23% of our total consolidated sales in 2010, 24% of our total consolidated sales in 2011 and 22% of our total consolidated sales in 2012.

Ethanol

During 2012, ethanol production capacity increased by approximately 624 cubic meters per day, as a result of the completion of the first phase of the construction of the Ivinhema Mill. Our current maximum ethanol production capacity is now of 2,024 cubic meters per day which, in a normal year of 4,500 hours of milling, results in an annual ethanol maximum production capacity of over 379,845 cubic meters of ethanol. In 2010, we produced 174,303 cubic meters of ethanol compared to 161,385 cubic meters of ethanol in 2011 and 183,713 cubic meters in 2012

We produce and sell two different types of ethanol: hydrous ethanol and anhydrous ethanol (as further described in “—Production Process—Ethanol”). Ethanol sales comprised 23% of our total consolidated sales in 2010, 21% or our total consolidated sales in 2011 and 20% of our total consolidated sales in 2012.

Cogeneration

We generate electricity from sugarcane bagasse (the fiber portion of sugarcane that remains after the extraction of sugarcane juice) in our three mills located in Brazil. During 2012, our cogeneration production and export capacity increased by 36 MW and 22 MW, respectively, as a result of the completion of the first phase of the construction of our Ivinhema mill. Our total installed cogeneration capacity is now of approximately 148 MW, and 97 MW are available for resale to third parties after supplying our mills’ energy requirements. Having this ability to generate electricity from the by-product of the sugarcane crushing process on a large enough scale to fully power a mill with excess electricity being available is referred to as having full cogeneration capacity. Our three mills are duly licensed by the Agência Nacional de Energia Elétrica (“ANEEL”) to generate and sell electricity. During the year ended December 31, 2012 , 2011 and 2010 we sold 317,211 MWh, 245,389 MWh and 178,914 MWh to the local electricity market, comprising 3%, 4% and 3.1% of our consolidated sales respectively.

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

Cogeneration. Sugarcane is composed of water, fibers, sucrose and other sugars and minerals. When the sugarcane goes through the milling process, we separate the water, sugar and minerals from the fibers or sugarcane bagasse. Bagasse is an important sub-product of sugarcane, and it is used as fuel for the boilers in our mills. Sugarcane bagasse is burned in our state-of-the-art boilers to produce high pressure steam (67 atm) which is used in our high-efficiency turbo-generators to generate electricity to power our mills. The excess electricity, about 66% of production, is sold to the national power grid.

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

Storage and Conditioning

Our sugar and ethanol storage and conditioning facilities are located at our mill sites and allow us to deliver our products when they are ready to be commercialized with no third-party involvement. Having such facilities at mill sites allows us to (i) reduce storage and conditioning costs; (ii) reduce freight costs since we only commence moving the product once the final destination is determined, whether locally or to a port; and (iii) capitalize on fluctuations in the prices of sugar and ethanol

Nominal Storage Capacity	Angélica	Ivinhema	UMA	Total
Ethanol (cubic meters)	120,800	20,000	27,000	167,800
Sugar (tons)	90,000	65,000	36,400	191,400

Marketing, Sales and Distribution

Sugar: We sell sugar both in the domestic and the international markets at prices that depend on our price parity calculation, which considers each market’s price and the associated costs. Prices for the sugar we sell in Brazil are set, using an index calculated by the Agriculture College of the University of São Paulo (Escola Superior de Agricultura Luiz de Queiroz, or “ESALQ”), with a premium in the state of Minas Gerais due to the use of our regional brand, “Monte Alegre,” the market leader in the southern part of that state. Prices for the sugar we export are set in accordance with international market prices. International prices for raw sugar are established in accordance with the NY11 futures contracts. Our largest customers for sugar are Dreyfus., Bunge, Noble and Copersucar Trading AVV and ED&F MAN, comprising approximately 75% of our sales in the period ended December 31, 2012.

Ethanol: Almost all of our ethanol sales are in the domestic Brazilian market given the increasing demand generated from the increase in flex-fuel vehicles in Brazil. Our ethanol sales are not made through the execution of formal agreements. Instead, sales are made through daily sale orders intermediated by specialized brokerage firms that act in the ethanol domestic market, whose role is to intermediate the sale of ethanol between the ethanol producers and the domestic ethanol distribution companies, and prices are set using the ESALQ and the futures and commodity exchange of the BM&FBOVESPA indices for ethanol as a reference. Our largest customers by volume were Raizen Combustives, Ipiranga Produtos de Petróleo S/A, Petrobras Distribuidora S/A, Cargill Agricola S.A., Dreyfus and Vitol INC comprising approximately 80% of our sales in the period ended December 31, 2012.

Cogeneration: We also sell electricity co-generated at our sugar and ethanol mills to local electricity commercialization companies and directly to the spot market. Sales are made in the spot market with brokers, through government auctions, to distributors and through long-term contracts. Our largest customers are CEMIG, a state-owned power generator and distributor, Geração e Transmissão S/A, Câmara de Comercialização de Energia Elétrica and Nova Energia Comercializadora Ltda., comprising 100% of our sales in the period ended December 31, 2012.

The Brazilian energy agency, ANEEL, has organized yearly auctions for alternative energy and for renewable sources at favored rates. As a hedging strategy, we sell the electricity production of our mills through long-term contracts adjusted for inflation by reference to the National Index of Consumer Prices (“IPCA”)

In 2009, UMA entered into a 10-year agreement with CEMIG for the sale of 9 MWh (approximately 52,704 MWh) during the harvest periods each year (May to November of each year) at a rate of R$184,15 per megawatt hour. In 2009, Angélica sold energy in a public auction carried out by Camara de Comercialização de Energia Elétrica (“CCEE”), whereupon Angélica entered into a 15-year agreement with CCEE for the sale of 87,600 MWh per year at a rate of R$180,26 per MWh. In August 2010, Angélica participated in a public auction, whereupon Angélica entered into a second 15-year agreement with CCEE starting in 2011, for the sale of 131,400 MWh per year at a rate of R$154.25/MWh. The delivery period for both agreements starts in May and ends in November of each year. The rates under both agreements are adjusted annually for inflation by reference to the IPCA. In July

2012, Ivinhema entered into an agreement with CEMIG for the sale of 5 MWh (approximately 25,675 MWh) during the harvest period (May to November of each year) of 2013 at a rate of R$134/MWh. In January 2013, Ivinhema entered into an agreement with BTG Pactual comercializadora de energia, for the sale of 5 MW (approximately 21,960 MWh) between June 1, 2013, and November 30, 2013 at a rate of R$131.50 per megawatt hour.

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

We are engaged in three different categories of the land transformation process, which are defined by the previous use of the land:

(i) Undeveloped land (savannahs and natural grasslands): This is the most drastic transformation phase since it demands both physical and chemical transformation of the soil. First, the land is mechanically cleared to remove native vegetation. The soil is then mechanically leveled for agricultural operations: in the case of land being transformed for rice production, this process involves heavy land movements and systematization required for irrigation and drainage channels, roads and bridges. In the case of land destined for sugarcane plantations, land movements will also be necessary for the construction of terraces to prevent the excess of water runoff. Certain soils must be chemically treated and corrected by incorporating nutrients such as limestone, gypsum and phosphorous, as is the case of the Brazilian ‘Cerrado’. Soil correction is not required in Argentina or Uruguay due to the natural fertility of the soil. Pesticides and fertilizers are then applied to the soil in preparation for planting. In the case of land destined for crop production (grains and oilseeds), soybean, which is sometimes referred to as a colonizing crop, is usually planted during the first years due to its resistance to pests, weeds and extreme weather and soil conditions. Thereafter, the land will enter into a crop rotation scheme to reduce the incidence of plague and disease and to balance soil nutrients. In the case of rice and sugar cane, which are produced in a monoculture system, there is no colonizing crop or rotation involved. Intensive plague and weed controls and additional soil correction will take place during these first three to five years. Land productivity or yields, measured in tons of soybean or other crops per hectare, will be initially low and will gradually increase year by year. During the first five to seven years, the yields will increase at high and sustained rates. After the seventh year we consider the land developed as yield volatility is reduced and growth is only achievable at marginal rates. Since our inception in 2002, we have put into production 62,541 hectares of undeveloped land into productive croppable land.

(ii) Undermanaged or underutilized farmland (cultivated pastures and poorly managed agriculture): This transformation process is lighter than the one described above since it does not require the initial mechanical clearing of vegetation or land leveling. Only in the case of land being prepared for rice production will leveling be required for efficient flood-irrigation. The transformation of cattle pastures or poor agriculture in the Brazilian ‘Cerrado’ will begin with soil correction and soil tillage in preparation for planting of the first soybean or sugarcane crop. The process will then continue as described in the case above. Land productivity or crop yields will grow at high rates during the first three to five years of the transformation process and will then commence to stabilize and grow at marginal rates, at which point we consider the land developed. Since our inception in 2002 we have put into production 100,227 hectares of undermanaged or underutilized farmland into croppable land.

(iii) Ongoing transformation of croppable land: The application of efficient and sustainable crop production technologies and best practices such as “no-till”, crop rotations, integrated pest and weed management and balanced fertilization, among others, incrementally increases soil quality and land productivity over time, maximizing return on invested capital and increasing the land value of our properties. Our entire farmland portfolio is constantly undergoing this phase of land transformation. During the 2011/2012 harvest year, we operated 120,160 hectares of own developed farmland which were enhanced by the use of best productive practices and technology.

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

Our land transformation segment seeks not only to profit from crop and rice cultivation, but also from the opportunistic disposition of successfully transformed farmland. We strategically sell farms that have reached productive maturity with marginal potential for further productivity increases (years three to seven after commencing the land transformation process) to realize and monetize the capital gains arising from the land transformation process. Land transformation proceeds are in turn reinvested in the purchase of strategic farmland with potential for transformation and appreciation. The rotation of our land portfolio allows us to allocate capital efficiently. Since 2006 we have had a solid track record of selling farmland for highly profitable returns. During the last seven years, we have sold 11 farms, generating capital gains of approximately $132 million.

These capital gains are generated by three main factors:

(i) the acquisition of land at opportunistic prices below the market value or fair value of the land;

(ii) the land transformation and ongoing land transformation process described above enhances the productivity and profitability of land, ultimately increasing the value of the land; and

(iii) general market appreciation of land driven by increase in commodity prices and supply and demand dynamics in the land market. In this regard, during the last 30 years, since 1977, farmland prices in Argentina’s core production region have increased an average of 7.3% per year according to data published by Margenes Agropecuarios. The value of the farms we sold between 2006 and 2012, as well as our overall land portfolio, has been positively impacted by this external factor.

We believe we are one of the most active players in the land business in South America. Since our inception in 2002, we have executed transactions for the purchase and sale of land for over $542 million. Our business development team is responsible for analyzing, selecting, acquiring and selling land. The team has gained extensive expertise in evaluating and acquiring farmland throughout South America, and has a solid understanding of the productivity potential of each region and of the potential for land transformation and appreciation. Since 2002, the team has analyzed over 9.7 million hectares of farmland with a total value of approximately $13 billion. We have developed a methodology to analyze investment opportunities, taking into account price, transformation potential, productive model, financial projections, and investment requirements, among others. Our analysis also employs advanced information technology, including the use of satellite images, rain and temperature records, soil analyses, and topography and drainage maps. From time to time, we may leverage our favorable position in and knowledge of the land market to engage in opportunistic buying and selling transactions.

The following table sets forth our acquisitions and divestitures since our inception:

	Acquisition	Divestitures	Total Land Holdings
Year Ended December 31,	(In hectares)
2002	74,898	—	74,898
2003	—	—	74,898
2004	34,659	—	109,557
2005	22,262	—	131,819
2006	5,759	3,507	134,071
2007	113,197	8,714	239,274
2008	43,783	4,857	278,200
2009	—	5,005	273,195
2010	14,755	5,086	282,864
2011	12,992	2,439	293,417
2012	—	9,475	283,942

Our Farms

Appraisal of Farms. In September 2012, in order to assess the market value of rural properties in Brazil, Argentina and Uruguay, we requested an appraisal by Cushman & Wakefield Argentina S.A., independent real estate valuation firm knowledgeable about the agriculture industry and the local real estate market. As part of these appraisals, the value of each of our properties was determined using the sales comparison approach taking into account current offerings and analyzed prices buyers had recently paid for comparable sites, adjusted for the differences between comparable properties and the subject property to arrive at an estimate of the value of the subject property. The major elements of comparison used to value the properties included the property rights conveyed, the financial terms incorporated into the transaction, the conditions or motivations surrounding the sale, changes in market conditions since the sale, the location of the real estate and the physical characteristics of the property.

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

Cushman & Wakefield has informed us their assessment of the market value of our farmland as of September 30, 2012. According to Cushman & Wakefield, the market value of our farmland totaled $938.0 million, out of which $800.3 million correspond to the market value of our farmland in Argentina and Uruguay, and the remaining $137.7 million correspond to the market value of our farmland in Brazil. These valuations are only intended to provide an indicative approximation of the market value of our farmland property as of September 30, 2012 based on then current market conditions. This information is subject to change based on a host of variables and market conditions.

Farm	State, Country	Gross Si (Hectares)	Current Use
El Meridiano	Buenos Aires, Argentina	6,302	Grains
Las Horquetas	Buenos Aires, Argentina	2,086	Grains & Cattle
San Carlos	Buenos Aires, Argentina	4,215	Grains
Santa Regina(*)	Buenos Aires, Argentina	1,773	Grains
Huelen	La Pampa, Argentina	4,633	Grains
La Carolina	Santa Fe, Argentina	8,444	Grains & Cattle
El Orden	Santa Fe, Argentina	6,875	Grains & Cattle
La Rosa	Santa Fe, Argentina	4,087	Grains & Cattle
San Joaquín	Santa Fe, Argentina	37,273	Rice, Grains & Cattle
Carmen	Santa Fe, Argentina	10,021	Grains
Abolengo	Santa Fe, Argentina	7,473	Grains
La Cañada	San Luis, Argentina	3,399	Grains
Santa Lucia	Santiago del Estero, Argentina	17,484	Grains & Cattle
El Colorado	Santiago del Estero, Argentina	4,960	Grains
La Guarida	Santiago del Estero, Argentina	15,451	Grains & Cattle
La Garrucha	Salta, Argentina	3,606	Grains
Los Guayacanes	Salta, Argentina	7,242	Grains
Ombú	Formosa, Argentina	18,321	Grains & Cattle
Oscuro	Corrientes, Argentina	33,429	Rice, Grains & Cattle
Itá Caabó	Corrientes, Argentina	26,396	Rice, Grains & Cattle
San Agustín	Corrientes, Argentina	5,067	Rice, Grains & Cattle
Alto Alegre	Tocantins, Brazil	6,082	Grains & Cotton
Conquista	Tocantins, Brazil	4,325	Grains & Cotton
Lagoa de Oeste	Bahia, Brazil	1,132	Coffee
Palmeira	Bahia, Brazil	1,000	Coffee
Heloisa	Bahia, Brazil	800	Coffee
Mimoso	Bahia, Brazil	902	Coffee
Rio de Janeiro	Bahia, Brazil	10,012	Grains & Coffee
Bela Manhã	Mato Grosso do Sul, Brazil	381	Sugarcane
Ouro Verde	Mato Grosso do Sul, Brazil	683	Sugarcane
Don Fabrício	Mato Grosso do Sul, Brazil	3,304	Sugarcane
Takuarê	Mato Grosso do Sul, Brazil	490	Sugarcane
Agua Branca	Mato Grosso do Sul, Brazil	1,614	Sugarcane
Nossa Senhora Aparecida	Mato Grosso do Sul, Brazil	540	Sugarcane
Sapálio	Mato Grosso do Sul, Brazil	6,062	Sugarcane
Carmen (Agua Santa)	Mato Grosso do Sul, Brazil	146	Sugarcane
La Pecuaria	Duranzo, Uruguay	3,177	Grains
Doña Marina	Corrientes, Argentina	14,755	Rice

Total		283,942

(*)	Accounts for 49% of the area of the Santa Regina farm.

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

Property, Plant and Equipment

In addition to our farmland, we also own the following principal industrial facilities:

Facility	Province, Country	Relevant Operational Data	Current Use
“Christophersen”	Santa Fe, Argentina	18,700 tons of storage capacity. 2,400 tons per day of drying Capacity	Seedbed and stockpiling plant (1)

“La Lácteo”(2)	Cordoba, Argentina	250,000 liters per day processing capacity	Dairy processing facilities

“Semillero Itá Caabó”	Corrientes, Argentina		Rice genetic improvement program

“Molino San Agustín”	Corrientes, Argentina	Processing capacity of 3,500 tons of brown rice monthly, and husk rice drying capacity of 450 tons per day	Brown rice processing and drying plant

“Molino Ala — Mercedes”	Corrientes, Argentina	Installed capacity of 5,000 tons of white rice monthly, and husk rice drying capacity of 2,400 tons per day	Rice processing and drying plant

“Molino Ala — San Salvador”	Entre Ríos, Argentina	Installed capacity of 5,000 tons of white rice monthly, and husk rice drying capacity of 1,100 tons per day	Rice processing and drying plant

Molino Franck	Santa Fe, Argentina	Processing capacity of 5,600 tons of white rice monthly, and husk rice drying capacity of 1,800 tons per day	Rice processing and drying plant

“Angélica Agroenergía”	Mato Grosso do Sul, Brazil	Installed milling capacity of 4.0 million tons of sugarcane annually, 330,000 tons of VHP sugar and over 220,000 cubic meters of ethanol, and over 250,000 MWh	Sugar and ethanol mill producing hydrated ethanol, anhydrous ethanol and VHP sugar. Sells energy to local network

“Ivinhema Agroenergía”	Mato Grosso do Sul, Brazil	Installed milling capacity of 2.0 million tons of sugarcane annually, 187,500 tons of VHP sugar, 117,000 cubic meters of ethanol, and over 82,000 MWh	Sugar and ethanol mill producing hydrated ethanol and VHP sugar. Sells energy to local network

“Usina Monte Alegre”	Monte Belo, Brazil	Present milling capacity of 1.2 million tons of sugarcane annually, 120,000 tons of VHP and white sugar and over 40,000 cubic meters of ethanol and 50,000 MWh	Sugar mill producing VHP and white sugar and hydrated ethanol. Sells energy to local network

(1)	Classification of wheat and soybean seeds.
(2)	Joint venture of which we own 50%.

For additional information regarding our property, plant and equipment, see Note 6 of the consolidated financial statements.

Customers

We sell manufactured products, agricultural products and offer services to a large base of customers. The type and class of customers may differs depending on our business segments. For the year ended December 31, 2012 more than 55% of our sales of crops were sold to 11 well-known customers (both multinational or local) with good credit history with us. In the Sugar, Ethanol and Energy segment, sales of ethanol were concentrated in 10 customers, which represented 89% of total sales of ethanol for the year ended December 31, 2012. Approximately 79% of our sales of sugar were concentrated in 5 well-known traders for the year ended December 31, 2012. The remaining 21%, which mainly relates to “crystal sugar”, were dispersed among several customers. In 2012, energy sales are 100% concentrated in 3 major customers. In the dairy segment, 43% of the sales were completed with our joint venture La Lacteo.

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

2012/2013 Harvest Year	Brazil
Number of Mills	401
Sugarcane crushed (million tons)	588.9
Ethanol Production (million cubic meters)	23.6
Sugar Production (million tons)	38.3

Source: Ministry of Agriculture & CONAB

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

Supplies and Suppliers

Our principal supplies for our farming business are seeds, fertilizers, pesticides and fuel, which represented 9%, 11%, 12% and 12%, respectively, of our total direct expenditures (including leasing cost) for supplies and services and were collectively 45% of our total expenditure for supplies in the farming business for 2012. Further, these supplies represented 38% of our total production cost for 2012. As we use direct sowing in 99% of our planted area, without requiring soil preparation, fuel represents only 12% of the direct cost of production for 2012.

Our principal supplies for our sugar, ethanol and energy business are diesel lubricants and fertilizers, which collectively represented 25% of our total expenditures incurred in the sugar, ethanol and energy business for 2012. Further, these supplies represented 23% of our total production cost for 2012. We have an extensive network of suppliers for each of our business segments and for each required input within each segment, resulting in lower reliance on any particular supplier. Our ten largest suppliers account for 49% of our total expenditures for supplies in 2012. While we value the relationships we have developed with each of our suppliers given the quality we have come to expect, we do not consider any single supplier to be key to our production.

We have been able to obtain lower prices particularly due to the volume that derives from our large-scale operations.

Seasonality

Our business activities are inherently seasonal. We generally harvest and sell our grains (corn, soybean, rice and sunflower) between February and August, with the exception of wheat, which is harvested from December to January. Coffee and cotton are unique in that while both are typically harvested from June to August, they require processing which takes about two to three months. Sales in our dairy business segment tend to be more stable. However, milk production is generally higher during the fourth quarter, when the weather is more suitable for production. The sugarcane harvesting period typically begins in April/May and ends in November/December. This creates fluctuations in our sugarcane inventory, usually peaking in December to cover sales between crop harvests (i.e., January through April). As a result of the above factors, there may be significant variations in our financial results from one quarter to another. In addition our quarterly results may vary as a result of the effects of fluctuations in commodities prices, production yields and costs on the determination of changes in fair value of biological assets and agricultural produce. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies and Estimates—Biological Assets and Agricultural Produce.”

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

The TAG participates in the design of the most efficient and productive land use strategies, the definition of the optimal crop production mix for each farm and region, and supervises and evaluates the implementation of the most profitable and sustainable technologies to be adapted and applied in each region. Additionally, the TAG promotes specific external training courses, facilitates participation in external technical groups, organizes technical farm tours, offers support in establishing the crop planting plan and delivers a full-season analysis for each crop annually. The crop analysis is essential in order to allow technical improvements to be implemented for the following crop season.

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

In addition, the TAG is focusing its resources on pursuing improvements trough implementing advanced techniques such as variable inputs usage by type of soil based on precision agriculture technology, intensification techniques relating to soil occupation times and diversified crop rotations, adjusting “no-till” in rice production, developing sugarcane production technologies involving agricultural mechanization and minimum tillage, and developing cotton production technologies involving “no-till” and crop rotation among others.

By implementing all these education programs and development activities, the TAG provides to the company a network that focuses on the fine-tuning and optimization of the efficiencies throughout all the production processes of each business line.

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

Our sugarcane harvesting is 90% mechanized, which has significantly improved operating efficiency, therefore reducing operating costs. We have modern facilities in the sugar and ethanol business including advanced sugar and ethanol mills with high-pressure boilers and that achieve one of the highest ratios of energy produced per ton of cane milled, according to the Cane Technology Center Benchmark program. Our Angélica sugar plant was the first continuously operative facility in Brazil, requiring no production stoppages between sugar batches.

No-Till

“No-till” is the cornerstone of our crop production technology and the key to maintaining and even increasing the value and productivity of our land assets. “No-till” — often called zero tillage or direct sowing — is a technology developed approximately 25 years ago to grow crops from year to year without disturbing the soil through tillage, and arose as an opposition to conventional tillage.

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

“No-till” farming avoids these negative effects by excluding the use of tillage. The “no-till” technology consists of leaving crop plant residues on the surface of the soil after harvesting a crop. These residues form a mulch or permanent cover protecting the soil from erosion risks caused by heavy rains and strong winds. This protective cover also helps natural precipitation and irrigation water infiltrate the soil effectively while decreasing water loss from evaporation. Absence of tillage helps prevent soil compaction, allowing the soil to absorb more water and roots to grow deeper into the soil. Furthermore, “no-till” reduces the emergence of weeds and enhances biological processes that positively impact soil properties, conserving and even improving the presence of organic matter and microorganisms and associated nutrients (nitrogen, phosphorous, etc).

The combination of these advantages results in important cost reductions due to a lower use of inputs, mainly diesel, fertilizers and pesticides, and higher crop yields, thus increasing the profitability of our business. These benefits are achieved in the medium to long term, resulting in a continuous increase of land productivity and thus its value. From an operational standpoint, “no-till” facilitates the conditions to perform most of the operations on time such as planting, spraying and harvesting, which enhances the development of large-scale operations and specially improves the probability of planting each crop at the optimum moment.

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

Integrated Pest Management (IPM)

Integrated pest management (“IPM”) involves a deep analysis of agronomical, economical and environmental aspects with the goal of determining the most efficient way to control the pests. It simultaneously achieves two main goals: (i) enhancing crop productivity and (ii) decreasing the risk of agrochemical contamination. The first stage of IPM is to train the people who will be involved in pesticide usage. The pesticide to be applied is selected considering local regulations (only locally approved pesticides are used) and the minimum resulting environmental risks due to its chemical classification. Additionally, when selecting biotechnologically developed crops, we evaluate the potential reduction of pesticide uses that may be achieved. The doses of pesticides are defined by vendor recommendations and adjusted through agronomical expertise (specific to a crop and a pest). The timing of pesticide application is based on economic threshold that takes into account the crop situation (growing stage, climate conditions), the potential damage of the pest (type, population, growing stage), the presence of “beneficial” pests, and finally, the price relationship between grains and pesticides. We also use biological pest controls by breeding and releasing natural enemies of the relevant pest, as is the case with the borer plague in sugarcane. The relevance of the pest is measured by implementing specific scouting methodologies, which are adapted to large-scale farming. Scouting is carried out by trained employees who supervise all the fields on a weekly basis. The pesticide doses are applied by high-tech machinery, the majority of which is outsourced. IPM machinery is accurately calibrated to increase its application efficiency and to reduce any potential contamination risk. Climate conditions are taken into account, as well, in determining the optimal timing for spraying, to avoid drifting, evaporation and leakage risks.

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

Water management

Since crops need sufficient water to achieve their potential yields, we are engaged in techniques aimed to increase the efficiency of water usage and at the same time decrease soil erosion risks. In that regard, “no-till” presents strong advantages since it improves rainfall infiltration and increases the soil’s water storage capacity. In areas that may be subject to excess water, we are developing terraces, soil leveling and other techniques intended to decrease runoff and erosion risks. In some of the jurisdictions in which we operate, the use of water for irrigation requires obtaining special permits. For certain irrigated crops such as rice, we focus on the design and operation of rainwater harvesting, collecting water from rain in semi-natural reservoirs destined for future irrigation. Channels to conduct the water and drain the fields are developed by experts in order to deliver water in the most efficient manner. We are also developing the zero grade level system in some of our rice farms to increase productivity and reduce production costs. This technique involves a precise leveling of the land based on GPS and Laser technology. When fields are accurately leveled, water irrigation requirements are reduced, thus lowering the cost of labor and energy. Efficient management of irrigation results in a positive impact on yields. Additionally, as the fields can be larger, there are some operational benefits that can be achieved by reducing machinery working times. Other crops such corn seed, sunflower seed and coffee are irrigated by highly efficient pivot spraying systems. This type of irrigation system allows us to distribute water uniformly throughout the field, improving the use of water in terms of total millimeters per year. We conduct soil moisture sampling to define the best moment and amount of water to be used for irrigation in each plot.

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

Environmental Responsibility

We are developing a production model that reflects a strong commitment to the environment. Our responsibility to the environment begins with complying with local regulations. Natural resources such as land, water and biodiversity are taken into account when we evaluate both the development of a new production project and the operation of an on-going one. In that regard, we are constantly evaluating best practices to be implemented in our operations. See “—Technology and Best Practices.” In order to be better stewards of the environment, we are in the process of developing and implementing environmental management plans for our operations. Those plans involve different stages, which are mainly educating our own and outsourced staff, monitoring ecological parameters, preventing negative effects, and correcting deviations. With respect to pesticide contamination risks, we are implementing a responsible pesticide use program, which includes personnel training, personnel protection elements, application recommendations, pesticide selection criteria, pesticide handling and storage and after-use pesticide packages management (which are specifically cleaned, collected and stored for recycling purposes under third parties’ programs such as AgroLimpio of Argentina).

Additionally, in some regions where biodiversity matters are relevant, we are implementing biodiversity management plans, which mainly consists of periodically monitoring flora and fauna, detecting significant variations of their populations, and proposing measures to reduce any potential threats to local species. As a result of this, we are implementing some practices such as prohibiting hunting on our farms in Argentina, developing environmental private protection areas (where natural vegetation is protected by implementing sustainable production practices). As environmental matters require specific expertise and an understanding of complex relationships, we are entering into cooperative arrangements and agreements with educational institutions. We are also developing relationships with well recognized environmental non-governmental organizations, such as The Nature Conservancy.

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

Social Programs

Apart from complying with local labor regulations, we seek to promote the personal and professional development of our employees by offering them an adequate working environment with proper health and safety protections. We aim to develop a transparent relationship with local authorities. Finally, one of our main goals is to contribute positively to the social development of the communities in which we operate, creating new jobs, preserving the environment, providing training opportunities through our internship program and assisting with social development. In order to implement our social development programs, we analyze the areas in which we operate and give special attention to , education and poverty rates, possible alliances with other social actors, and potential synergies with local government programs. In addition to social development programs, we contribute to community organizations in each area where we operate, such as hospitals, schools, daycare centers and fire stations, among others. We also have a voluntary matching program where each donation from our employees is matched two times by Adecoagro.

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

Nutrition

In Argentina, we work in partnership with Conin Foundation, which fights malnourishment in children, dealing with malnutrition in an integral way and focusing its actions in three main aspects: education, assistance and research. In 2012, we donated nearly 16 tons of powdered milk and 1 ton of processed rice. We also work in partnership with the Argentine Food Bank Network, to whom we are currently donating approximately 75 tons of processed rice. This network operates in 15 cities and is a nonprofit distribution enterprise that serves the community by acquiring donated food and making it available to people who are hungry through a network of community agencies. These agencies include school feeding programs, food pantries, soup kitchens, hospices, substance abuse clinics, after-school programs and other nonprofit organizations. Additionally, we have been contributing food to Solidagro, an alliance between rural corporate institutions and civic organizations that seek to solve famine and malnutrition problems, since 2007. We are also collaborating with selected soup kitchen initiatives such as Caritas Christophersen, San Gregorio Foundation and Mercedes City Soup Kitchen.

In Brazil, we support various local schools, daycare centers, homes for the elderly, and APAEs (local associations supporting the seriously handicapped in the community) through sugar donations. Due to these initiatives, UMA was certified by the ABRINQ Foundation as a Child Friendly Enterprise.

Internship Program

The purpose of our internship program is to promote the development of highly qualified professionals for the community by providing first-time work experience, good quality training and access to highly technology-oriented operations. We seek to facilitate interns’ future access to the job market while detecting potential key employees. The interns actively participate in the TAG training program which includes monthly technical meetings, external training and farm tours. In order to accomplish these goals we promote institutional relationships with local and international universities and high schools. Over 266 interns have participated in our program during the last 10 years, of which 58 were subsequently incorporated into our teams.

Material Agreements

For a description of the material agreements relating to our indebtedness, please see “Item 5.—Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness and Financial Instruments.”

Argentina

Agreement with Quickfood S.A.

Until December 2009, we owned approximately 58,348 head of cattle — other than our cattle used for the production of raw milk — which we fattened for sale to meat processors and in local livestock auction markets. Our cattle business primarily consisted of beef fattening activities during the year ended December 31, 2009. In December 2009, we strategically decided to sell substantially all of our cattle herd — other than our cattle used for the production of raw milk — to Quickfood (now “Marfrig Argentina S.A.”), an Argentine company that is a subsidiary of the Brazilian company Marfrig. In addition, we agreed to lease to Marfrig Argentina S.A. (i) approximately 74,000 hectares of grazing land located in the Argentine provinces of Corrientes, Formosa, Santa Fe and Santiago del Estero, under an operating lease agreement for an annual price equal to the equivalent in Argentine Pesos of 30 kilograms of meat per hectare, calculated in accordance with the Steer Index of the Liniers Market (INML), for a period of 10 years, renewable by the parties; and (ii) two feed lots located in the provinces of Corrientes and Santa Fe, Argentina, for an annual price of $25,000 each. As required by antitrust law, we reported this transaction to the CNDC. The CNDC’s administrative approval of the transaction is pending. We do not believe that the CNDC will object to the form and substance of the transaction.

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

Consignment Contract with Establecimiento Las Marías

Pursuant to a consignment contract dated February 19, 2000, entered into by Establecimiento Las Marias S.A.C.I.F.A. (“Las Marias”) and Molinos Ala S.A. (currently Pilagá S.A.), Las Marias has an exclusive license to sell the products or imports of Pilagá S.A. in Argentina. For its services, Las Marias collects a commission of 11.56%, calculated over the gross amounts of the sales made by Las Marias on behalf of Pilagá S.A., net of commercial discounts, before VAT and any other applicable tax that is applied in any invoicing. The term of the agreement is one year as from March 1, 2000, automatically renewable for additional one-year periods.

Brazil

Sugar Sale Agreement

On September 5, 2012, Angélica entered into a Sugar Sales Agreement with Louis Dreyfus Commodities Suisse S.A. Under this agreement, Angélica will sell to Louis Dreyfus a total amount of 75,000 metric tons of Brazilian VHP (very high polarization) raw sugar which will be delivered throughout 2013. The term of the agreement is only for 2013/2014 harvest year. The price shall be fixed by Angélica and as agreed to by the parties in reference to the NY11 futures contract prices for any specific month and the degree of polarization, less certain defined delivery costs. Deliveries will take place between May and November.

On November 30, 2011, Angélica entered into a Sugar Sales Agreement with Copersucar. Under this agreement, Angélica sold to Copersucar a total amount of 70,000 metric tons of Brazilian VHP (very high polarization) raw sugar which will be delivered between May and November of 2013 in the port of Paranaguá. The price will be fixed by Angélica and agreed to by the parties in reference to the NY11 futures contract price for any specific month and degree of polarization, less certain defined delivery costs.

Electric Energy Agreements

In the beginning of 2009, UMA entered into a 10-year agreement for the sale of energy to CEMIG, under which UMA sells to CEMIG 9 MW of energy (approximately 52,704 MWh) during the harvest periods each year (May to November of each year) at a rate of R$184.15 per megawatt hour. As of December 31, 2012, UMA had received R$38 million under this agreement corresponding to the full contractual supply. The above-mentioned rate is adjusted annually to account for inflation and tariff discounts.

Angélica entered into an agreement under which it supplies energy to CCEE. This agreement is a result of a public auction promoted by the Brazilian federal government in August 2008, carries a term of 15 years, and involves Angélica supplying CCEE with 87,600 MWh annually during the harvest periods each year (May to November), at a rate of R$180.26 per megawatt hour. The agreement sets forth annual fixed revenues for Angélica of R$13.8 million, adjusted annually to account for inflation. As of December 31, 2012 Angélica had received R$60 million under this agreement.

In August 2010, Angélica participated in a public auction promoted by the Brazilian federal government. As a result of this auction, Angélica entered into second 15-year agreement with CCEE starting in 2011, for the sale of 131,400 MWh per year at a rate of R$154.25/MWh. The delivery period for both agreements starts in May and ends in November of each year. The rates under both agreements are adjusted annually for inflation by reference to the IPCA.

In July 2012, Ivinhema entered into an agreement with CEMIG, a state distribution company, for the sale of 5 MW (approximately 25,675 MWh) during the harvest period (May to November of each year) of 2013 at a rate of R$134.00/MWh. In January 2013, Ivinhema entered into an agreement with BTG Pactual comercializadora de energia, for the sale of 5 MW (approximately 21,960 MWh) between June 1, 2013, and November 30, 2013 at a rate of R$131.50 per megawatt hour.

Intellectual Property

As of December 31, 2012, our corporate group owned 49 trademarks registered with the Argentine National Intellectual Property Institute and had 8 trademarks in the process of registration. Also, Adeco Brasil and UMA owned 7 trademarks registered with the Brazilian National Industrial Property Institute (“INPI”), and had submitted 17 trademark registration requests, all of which are currently being challenged by third parties or were initially denied by INPI. In addition, Adeco Agropecuária Brasil S.A. had submitted one trademark registration request for rice.

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

We are currently either in compliance with or are in the process of applying for permits that would put us in compliance with all applicable environmental laws and material environmental licenses and permits. Specifically, the operational license of UMA is currently being renewed. In December 2008 we requested operational licenses for our Lagoa do Oeste, Heloísa, Palmeira and Mimoso farms in Brazil, which as of December 31, 2012 are still pending. We are currently finalizing the process of “geo-referencing” our Conquista and Alto Alegre farms in Brazil in order to apply for the relevant operational licenses. On May 25, 2010, we applied for the operational license for the Angélica mill to mill up to 4 million tons of sugarcane per year, and the license was granted by IMASUL on November 11, 2010. On November 26, 2010, we obtained a preliminary license (licença prévia) for the Ivinhema mill, and on June 27, 2011, we obtained the installation license (licença de instalação) from IMASUL for the commencement of the construction and assembly of the first and second phase of the Invinhema mill, for a nominal crushing capacity of up to 3.6 million tons of sugarcane. On March 23, 2012, we obtained the installation license (licença de instalação) from IMASUL authorizing us to increase the nominal crushing capacity of Ivinhema to up to 4.1 million tons of sugarcane per year

Our operating businesses have the required environmental monitoring, equipment and procedures, and we utilize third-party contractors to conduct regular environmental audits. Our environmental expenses relate to consultants we use to perform environmental impact studies for our development projects and control and monitoring procedures. However, as environmental regulations are expected to become more stringent in some of the countries where we operate, our environmental compliance costs are likely to increase due to the cost of compliance with any future environmental regulations. While we are not aware of any material environmental liabilities related to our ongoing operations, we may be subject to cleanup costs, which we do not expect to be material.

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

Corporate Structure

As of December 31, 2012, we hold 100% of the interests in IFH with a de minimis remaining interest owned by Ona Ltd., our substantially wholly-owned subsidiary. IFH directly and indirectly, owns approximately 100% of the outstanding interests in Adecoagro LP, a holding company with operating subsidiaries owning farmland and facilities throughout Argentina, Brazil and Uruguay. We are a corporation organized under the laws of the Grand Duchy of Luxembourg under the form of a société anonyme and were formed as a holding company for the purpose, among others, of facilitating an IPO of common shares. Prior to the IPO, IFH completed certain reorganization transactions, which we refer to as the “Reorganization”, and became our majority-owned subsidiary.

As of December 31, 2012, our principal shareholders were Quantum Partners LP (Soros Fund Management LLC serves as principal investment adviser to Quantum Partners LP), HBK Master Fund LP, Al Gharrafa Investment Company, and Stichting Pensioenfonds Zorg en Welzijn. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

For a diagrame of our Organizational structure as of March 31, 2013, please see “ Item 4. Information of the Company – A.HISTORY AND DEVELOPMENT OF THE COMPANY. History”

During 2011, Adecoagro contributed the IPO net proceeds in IFH LP, increasing its interest to 98.64%.

During March, 2012, we issued 696,562 shares to certain limited partners of IFH in exchange for their residual interest in IFH, totaling 0.57230%, interest in IFH thereby increasing our interest in IFH to 99.2%.

During September 2012, we issued 958,190 shares which increased our interest in IFH to approximately 100%.

On February 5, 2013, we completed an underwritten secondary offering of 13,900,000 common shares of Adecoagro offered by our shareholder, HBK Master Fund LP at a price per share to the public of $8.00. The shares were offered pursuant to an effective shelf registration statement on Form F-3 filed with the SEC. On February 13, 2013, HBK Master Fund LP sold an additional 2,085,000 common shares of Adecoagro pursuant to the overallotment option it granted to Morgan Stanley & Co. LLC, the sole underwriter in the secondary offering. Adecoagro did not receive any of the proceeds from the sale by the selling shareholder of the common shares in the offering. As of March 31 2013, and after the completion of the offering, public shareholders held approximately 51.9% of our capital stock.

D.	PROPERTY, PLANTS AND EQUIPMENT

See “—B. Business Overview—Land Transformation—Our Farms”; “—Property, Plant and Equipment.”

Item 4B.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

Overview

We are engaged in agricultural, manufacturing and land transformation activities. Our agricultural activities consist of harvesting certain agricultural products, including crops (soybeans, corn, wheat, etc.), rough rice, coffee and sugarcane, for sale to third parties and for internal use as inputs in our various manufacturing processes, and producing raw milk. Our manufacturing activities consist of (i) selling manufactured products, including processed rice, sugar, ethanol and energy, among others, and (ii) providing services, such as grain warehousing and conditioning and handling and drying services, among others. Our land transformation activities consist of the acquisition of farmlands or businesses with underdeveloped or underutilized agricultural land and implementing production technology and agricultural best practices to enhance yields and increase the value of the land. Please see also “Risk Factors-Risks Related to Argentina- Argentine law concerning foreign ownership of rural properties may adversely affect our results of operations and future investments in rural properties in Argentina” and “Risk Factors-Risks Related to Brazil- Recent changes in Brazilian rules concerning foreign investment in rural properties may adversely affect our investments.”

We are organized into three main lines of business: farming; land transformation; and sugar, ethanol and energy. These lines of business consist of seven reportable operating segments, which are evaluated by the chief operating decision-maker based upon their economic characteristics, the nature of the products they offer, their production processes and their type and class of customers and distribution methods. Our farming business is comprised of five reportable operating segments: Crops, Rice, Dairy, Coffee and Cattle. Each of our Sugar, Ethanol and Energy and Land Transformation lines of business is also a reportable operating segment.

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

Agricultural Activities

Our agricultural activities involve the management of the biological transformation of biological assets into agricultural produce for sale to third parties, or into agricultural products that we use in our manufacturing activities. We measure our biological assets and agricultural produce in accordance with lAS 41 “Agriculture.” lAS 41 requires biological assets to be measured on initial recognition and at each balance sheet date at their fair value less cost to sell, with changes in fair value recognized in the statement of income as they occur. As market determined prices are generally not available for biological assets while they are growing, we use the present value of expected net cash flows as a valuation technique to determine fair value, as further discussed below in “-Critical Accounting Policies and Estimates.” ln addition, agricultural produce at the point of harvest is measured at fair value less cost to sell, which is generally determined by reference to the quoted market price in the relevant market. Consequently, the gains and losses arising on initial recognition and changes in fair value of our biological assets and the initial recognition of our agricultural produce at the point of harvest are accounted for in the statement of income in the line item “lnitial recognition and changes in fair value of biological assets and agricultural produce.”

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

We consider gains and losses recorded in the line items of the statement of income “lnitial recognition and changes in fair value of biological assets and agricultural produce” and “Changes in net realizable value of agricultural produce after harvest” to be realized only when the related produce or manufactured product is sold to third parties and, therefore, converted into cash or other financial assets. Therefore, “realized” gains or losses mean that the related produce or product has been sold and the proceeds are included in revenues for the year.

The sale of agricultural produce is revenue as defined in lAS 18. However, lAS 41 does not provide guidance on the presentation of revenues and costs arising from the selling of biological assets and agricultural produce. Due to the lack of guidance in lAS 41 and based on lAS 1, “Presentation of financial statements,” we present, as a matter of accounting policy, our sales of biological assets and agricultural produce and their respective costs of sale separately in two line items in the statement of income. The line item “Sales of agricultural produce and biological assets” represents the consideration received or receivable for the sale to third parties based generally on the applicable quoted market prices of the respective produce or biological asset in the relevant markets at the point of sale. At the point of sale, our agricultural produce is measured at net realizable value, which reflects the sale price less the direct cost to sell, and our biological assets are measured at fair value less cost to sell, in each case, using the applicable quoted market prices in the relevant markets.

The line item “Cost of agricultural produce sold and direct agricultural selling expenses” consists of two components: (i) the cost of our sold agricultural produce and/or biological assets as appropriate, plus (ii) in the case of agricultural produce, the direct costs of selling, including but not limited to, transportation costs, export taxes and other levies. The cost of our agricultural produce sold represents the recognition as an expense of our agricultural produce held in inventory valued at net realizable value. The cost of our biological assets and/or agricultural produce sold at the point of harvest represents the recognition as an expense of our biological assets and/or agricultural produce measured at fair value less costs to sell, generally representing the applicable quoted market price at the time of sale. Accordingly, the line item “Sales of agricultural produce and biological assets” is equal to the line item “Cost of agricultural produce plus direct agricultural selling expenses.”

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

Trends and Factors Affecting Our Results of Operations

Our results of operations have been influenced and will continue to be influenced by the following factors:

(i) Effects of Yield Fluctuations

The occurrence of severe adverse weather conditions, especially droughts, hail, floods or frost, are unpredictable and may have a potentially devastating impact on agricultural production and may otherwise adversely affect the supply and prices of the agricultural commodities that we sell and use in our business. The effects of severe adverse weather conditions may also reduce yields at our farms. Yields may also be affected by plague, disease or weed infection and operational problems. In the second half of 2011, the countries in which we operate suffered a severe drought, which resulted in a reduction of approximately 11% to 27% in our yields for the 2011/2012 harvest, depending on the affected commodity, compared with our historical averages. These yield reductions directly impacted the yields of our Crops segment, which is reflected in the line item “Initial recognition and changes in fair value of biological assets and agricultural produce” of the statement of income for the year ended December 31, 2012.

The average expected yields for the 2011/2012 harvest for crops before the drought were 6.7 tons per hectare for corn and 2.5 tons per hectare for soybean. The actual yields following the drought were 5.0 tons per hectare for corn and 2.0 tons per hectare for soybean, which generated a decrease in initial recognition and changes in fair value of biological assets and agricultural produce in respect of corn, soybean and the remaining crops of $13.7 million, $9.8 million and $3.9 million respectively in 2012.

The following table sets forth our average crop, rice and sugarcane yields for the periods indicated:

				% Change
	2011/2012	2010/2011	2009/2010	2010/2011 -	2009/2010 -
	Harvest Year	Harvest Year	Harvest Year	2011/2012	2010/2011
Corn	5.0	5.4	5.9	(7.3%)	(8.9%)
Soybean	2.5	2.6	3.1	(3.2%)	(17.3%)
Soybean (second harvest)	1.5	1.6	1.9	(5.8%)	(17.8%)
Cotton lint	1.0	1.6	1.3	(33.5%)	24.7%
Wheat	2.6	3.3	2.3	(21.1%)	42.6%
Rice	5.4	6.2	5.1	(13.0%)	23.5%
Coffee	1.9	2.0	1.8	(5.0%)	7.7%
Sugarcane	68.6	75.6	96.1	(9.2%)	(21.4%)

(ii) Effects of Fluctuations in Production Costs

We have been experiencing fluctuations in our production costs. The primary reason is the fluctuation in the costs of (i) fertilizers, (ii) agrochemicals, (iii) seeds, (iv) fuel and (v) farm leases. The use of advanced technology, however, allowed us to increase our efficiency, in large part mitigating the fluctuations in production costs. Some examples of how the implementation of production technology has allowed us to increase our efficiency and reduce our costs include using no-till (also known as “direct sowing”, which involves farming without the use of tillage, leaving plant residues on the soil to form a protective cover which positively impacts costs, yields and the soil), crop rotation, second harvest in one year, integrated pest management, and balanced fertilization techniques to increase the productive efficiency in our farmland. Increased mechanization of harvesting and planting operations in our sugarcane plantations and utilization of modern, high pressure boilers in our sugar and ethanol mills has also yielded higher rates of energy production per ton of sugarcane.

(iii) Effects of Fluctuations in Commodities Prices

Commodity prices have historically experienced substantial fluctuations. For example, based on Chicago Board of Trade (“CBOT”) data, from January 1, 2012 to December 31, 2012, wheat prices increased by 18.4%, soybean prices increased by 16.5% and corn prices increased 6.0%. Also, between January 1, 2012 and December 31, 2012, ethanol prices decreased by 13.5%, according to ESALQ data, and sugar prices decreased by 20.4%, according to Intercontinental Exchange of New York (“ICE-NY”) data. Commodity price fluctuations impact our statement of income as follows:

•	Initial recognition and changes in the fair value of biological assets and agricultural produce in respect of not harvested biological assets undergoing biological transformation;

•	Changes in net realizable value of agricultural produce for inventory carried at its net realizable value; and

•	Sales of manufactured products and sales of agricultural produce and biological assets sold to third parties.

The following graphs show the spot market price of some of our products for the periods indicated:

Soybean in U.S. cents per bushel (CBOT)	Corn in U.S. cents per bushel (CBOT)

Sugar in U.S. cents per pound (ICE-NY)	Ethanol in Reais per cubic meter (ESALQ)

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

(v) Effects of Fluctuations of the Production Area

Our results of operations also depend on the size of the production area. The size of our own and leased area devoted to crop, rice, coffee and sugarcane production fluctuates from period to period in connection with the purchase and development of new farmland, the sale of developed farmland, the lease of new farmland and the termination of existing farmland lease agreements. Lease agreements are usually settled following the harvest season, from July to June in crops and rice, and from May to April in sugarcane. The length of the lease agreements are usually one year for crops, one to five years for rice and five to six years for sugarcane. Regarding crops, the production area can be planted and harvested one or two times per year. As an example, wheat can be planted in July and harvested in December. Right after its harvest, soybean can be planted in the same area and harvested in April. As a result, planted and harvested area can exceed the production area during one year. Regarding sugarcane and coffee, the production area can exceed the harvested area in one year. Grown sugarcane can be left in the fields and then harvested the following year. Coffee trees are pruned from time to time, in which case they do not produce beans and accordingly, are not harvested the following year. The increase in rice production area in 2012 was mainly driven by the transformation of undeveloped/undermanaged owned land that was put into production. The increase in crop production area in 2012 compared to 2011 was mainly driven by an increase in leased hectares during this year. The increase in sugar, ethanol and energy production area in 2012 is explained by an increase in leased hectares during this year.

The following table sets forth the fluctuations in the production area for the periods indicated:

	Year ended December 31,
	2012	2011	2010
		Hectares

Crops	151,132	127,436	134,562
Rice	31,497	27,542	18,142
Coffee	1,632	1,632	1,632
Sugar, Ethanol and Energy	85,531	65,308	53,799

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

As of December 31, 2012, the Peso-U.S. dollar exchange rate was Ps.4.92 per U.S. dollar as compared to Ps. 4.30 and Ps.3.97 per U.S. dollar as of December 31, 2011 and 2010, respectively. As of December 31, 2012, the Real-U.S. dollar exchange rate was R$2.04 per U.S. dollar as compared to R$1.86 and R$1.65 per U.S. dollar as of December 31, 2011 and 2010, respectively.

The following graph shows the Real-U.S. dollar rate of exchange for the periods indicated:

Our principal foreign currency fluctuation risk involves changes in the value of the Real relative to the U.S. dollar. Periodically, we evaluate our exposure and consider opportunities to mitigate the effects of currency fluctuations by entering into currency forward contracts and other hedging instruments. During the years ended December 31, 2012 and 2011, we entered into several currency forward contracts with Brazilian banks in order to hedge the fluctuation of the Brazilian Reais against the US Dollar for a total aggregate amount of US$ 56 million and US$ 74.0 million, respectively. The currency forward contracts entered in 2012 had maturity dates between May 2013 and December 2013, while those entered in 2011 had maturity dates ranging between February and December 2012. The outstanding contracts resulted in a recognition of a gain of US$ 1.9 million in 2012 and of a loss of US$ 9.1 million in 2011. Gains and losses on currency forward contracts are included within “Financial results, net” in the statement of income. During 2010 the Company did not enter in any currency forward contracts.

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

Our business model also includes the identification, acquisition, development and selective disposition of farmlands or other rural properties that after implementing agricultural best practices and increasing crop yields we believe have the potential to appreciate in terms of their market value. As a part of this strategy, we purchase and sell farms and other rural properties from time to time. Please see also “Risk Factors-Risks Related to Argentina-Argentine law concerning foreign ownership of rural properties may adversely affect our results of operations and future investments in rural properties in Argentina” and “Risk Factors-Risks Related to Brazil- Recent changes in Brazilian rules concerning foreign investment in rural properties may adversely affect our investments.”

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

(xii) Capital Expenditures and Other Investments

Our capital expenditures during the last three years consisted mainly of expenses related to (i) acquiring land, (ii) transforming and increasing the productivity of our land, (iii) planting non-current sugarcane and coffee and (iv) expanding and upgrading our production facilities. Our capital expenditures incurred in connection with such activities were $130.6 million for the year ended December 31, 2010, $165.3 million for the year ended December 2011 and $301.4 million for the year ended December 2012. See also “-Capital Expenditure Commitments.”

(xiii) Effects of Corporate Taxes on Our Income

We are subject to a variety of taxes on our results of operations. The following table shows the income tax rates in effect for 2012 in each of the countries in which we operate:

Tax Rate (%)
Argentina	35
Brazil(1)	34
Uruguay	25

(1)	Including the Social Contribution on Net Profit (CSLL)

Critical Accounting Policies and Estimates

We prepared our consolidated financial statements in accordance with IFRS . The critical accounting policies are policies important to the portrayal of a company’s financial condition and operating results, and which require management to make difficult and subjective judgments that are inherently uncertain. Based on this definition, we have identified the following significant accounting policies as critical to the understanding of our consolidated financial statements. The preparation of our consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. The principal area where our management is required to make significant judgments about estimates where actual results could differ materially from such estimates is in the carrying amount of our biological assets. These estimates and judgments are subject to an inherent degree of uncertainty. We believe that the estimates and judgments upon which we rely are reasonable based upon information available to us at the time that these estimates and judgments are made. We continually evaluate our judgments, estimates and assumptions. To the extent there are material differences between these estimates and actual results, our consolidated financial statements will be affected.

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

As of December 31, 2012, the impact of a reasonable 10% increase (decrease) in estimated market prices, with all other variables held constant, would result in an increase (decrease) in the fair value of our plantations less cost to sell of $54.1 million for sugarcane, $16.9 million for coffee, $2.7 million for crops and $4.0 million for rice. As of December 31, 2012, the impact of a reasonable 10% increase (decrease) in estimated costs, with all other variables held constant, would result in a increase (decrease) in the fair value of our plantations less cost to sell of $30.7 million for sugarcane, $11.8 million for coffee, $2.0 million for crops and $3.0 million for rice. As of December 31, 2012, the impact of a reasonable 5% increase (decrease) in estimated yields, with all other variables held constant, would result in an increase (decrease) in the fair value of our plantations less cost to sell of $29.2 million for sugarcane and $12.4 million for coffee. As of December 31, 2012, the impact of a reasonable 20% increase (decrease) in estimated yields, with all other variables held constant, would result in an increase (decrease) in the fair value of our plantations less cost to sell of $5.5 million for crops and $7.9 million for rice. As of December 31, 2012, the impact of a reasonable 100 basic points increase (decrease) in discount rates, with all other variables held constant, would result in an increase (decrease) in the fair value of our plantations less cost to sell of $3.1 million for sugarcane and $1.2 million for coffee.

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

The valuation models and their assumptions are reviewed annually, or quarterly if warranted, and, if necessary, adjusted. During the year ended December 31, 2010, new information was gained and accordingly we introduced an adjustment to the valuation model for sugarcane. Projected revenues are now calculated based on the average of daily prices for sugar future contracts (Sugar # 11 ICE-NY contract) during the six-month period ended at period end rather than the single price for sugar future contracts at year end used during 2009. We determined that the use of 6-month average of daily prices of future contracts was a more appropriate estimate for price inputs in the valuation model than the single price for sugar future contracts at period-end, as it would mitigate any additional variability that a single-day price may have on the sugarcane valuation model and was necessary to properly measure the fair value of the related biological assets given changes in market conditions. The effect of this change in the valuation model recognized in the line item “Initial recognition and changes in fair value of biological assets and agricultural produce” was an increase in the loss before income tax for $90.9 million for the year ended December 31, 2010. During the years ended December 31, 2011 and December 31, 2012, we made no changes to the models and assumptions.

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

Impairment Testing

We review the carrying amounts of our property, plant and equipment and finite lived intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, we estimate the recoverable amount of the asset in order to determine the extent, if any, of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, we estimate the recoverable amount of the cash-generating unit to which the asset belongs. Our property, plant and equipment items generally do not generate independent cash flows.

We initially measure goodwill on acquisition at cost being the excess of the cost of the business combination over our interest in the net fair value of the identifiable assets, liabilities and contingent liabilities. As of the acquisition date, we allocate any goodwill acquired to the cash-generating unit (‘CGU’) expected to benefit from the business combination.

Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. We test goodwill for impairment annually as of September of each year, or more frequently if events or changes in circumstances indicate that the carrying amount may be impaired. The impairment review requires us to undertake certain judgments, including estimating the recoverable value of the CGU to which the goodwill relates, based on either fair value less costs-to-sell or the value-in-use, as appropriate, in order to reach a conclusion on whether it deems the goodwill is impaired or not.

For purposes of the impairment testing, each CGU represents the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or group of assets.

Farmland businesses may be used for different activities that may generate independent cash flows. When farmland businesses are used for single activities (i.e. crops), these are considered as one CGU. Generally, each separate farmland business within Argentina and Uruguay are treated as single CGUs. Otherwise, when farmland businesses are used for more than one segment activity (i.e. crops and cattle or rental income), the farmland is further subdivided into two or more CGUs, as appropriate, for purposes of impairment testing. For our properties in Brazil, we identified a farmland together with its related mill as separate CGUs.

We reviewed the carrying amounts of our property, plant and equipment and finite lived intangible assets as of December 31, 2012 to determine whether there was any indication of potential impairment. We concluded that no impairment testing for property, plant and equipment and finite lived intangible assets was necessary as of year-end. As regards the mandatory impairment testing of goodwill, we tested all CGUs with allocated goodwill in Argentina, Uruguay and Brazil as of September 30, 2012 and determined that none of the CGUs were impaired as of that date. There were no events or changes in circumstances, which would warrant an impairment testing of goodwill as of December 31, 2012.

CGUs tested based on a fair-value-less-costs-to-sell model at September 30, 2012 and 2011:

Based on the criteria described above, we identified a total amount of forty-three CGUs as of September 30, 2012 and forty-four CGUs as of September 30, 2011 for purposes of the impairment testing.

As of September 30, 2012, we identified 10 CGUs in Argentina and Uruguay to be tested based on this model (all CGUs with allocated goodwill). As of September 30, 2011, we identified 35 CGUs in Argentina and Uruguay and 2 CGUs in Brazil to be tested based on this model (regardless of any goodwill allocated to them). Estimating the fair value less costs-to-sell is based on the best information available, and refers to the amount at which the CGU could be bought or sold in a current transaction between willing parties. In calculating the fair value less costs-to-sell, we may be assisted by the work of external advisors. When using this model, we apply the “sales comparison approach” as our method of valuing most properties. This method relies on results of sales of similar agricultural properties to estimate the value of the CGU. This approach is based on the theory that the fair value of a property is directly related to the selling prices of similar properties.

Fair values are determined by extensive analysis, which includes current and potential soil productivity of the land (the ability to produce crops and maintain livestock) projected margins derived from soil use, rental value obtained for soil use, if applicable, and other factors such as climate and location. Farmland ratings are established by considering such factors as soil texture and quality, yields, topography, drainage and rain levels. Farmland may contain farm outbuildings. A farm outbuilding is any improvement or structure that is used for farming operations. Outbuildings are valued based on their size, age and design.

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

A price per hectare is assigned for each soil class within each farm property. This price per hectare is determined based on the quantitative and qualitative analysis mainly described above.

The results are then tested against actual sales, if any, and current market conditions to ensure the values produced are accurate, consistent and fair.

Based on the testing above, we determined that none of the CGUs, with allocated goodwill, were impaired at September 30, 2012.

None of the CGUs with or without allocated goodwill were impaired at September 30, 2012.

CGUs tested based on a value-in-use model at September 30, 2012 and 2011:

Based on the criteria described above, we identified a total amount of forty-three CGUs as of September 30, 2012 and forty-four CGUs as of September 30, 2011 for purposes of the impairment testing.

As of September 30, 2012, we identified 3 CGUs in Brazil to be tested based on this model (all CGUs with allocated goodwill). As of September 30, 2011, we identified 3 CGUs in Argentina and 4 CGUs in Brazil to be tested based on this model (regardless of any goodwill allocated to them). In performing the value-in-use calculation, we applied pre-tax rates to discount the future pre-tax cash flows. In each case, we made these key assumptions which reflect past experience and are consistent with relevant external sources of information, such as appropriate market data. In calculating value-in-use, we may also be assisted by the work of external advisors.

The key assumptions used by us in the value-in-use calculations which are considered to be most sensitive to the calculation are:

Key Assumptions	September 30, 2012	September 30, 2011
Financial projections	Covers 4 years for UMA Covers 8 years for AVI	Covers 4 years for Angelica and UMA
Yield average growth rates	0-3%	0-3%
Future pricing increases	3% per annum	Between 3% and 5%
Future cost increases	3% per annum	Expected USD Inflation
Discount rates	9.16%	8.91%
Perpetuity growth rate	4.5%	4.5%

Discount rates are based on the risk-free rate for U.S. government bonds, adjusted for a risk premium to reflect the increased risk of investing in South America and Brazil in particular. The risk premium adjustment is assessed for factors specific to the respective CGUs and reflects the countries that the CGUs operate in.

Based on the testing above, we determined that none of the CGUs, with allocated goodwill, were impaired at September 30, 2012.

For additional information regarding our impairment testing, please see Note 4(b) to our consolidated financial statements.

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

We operate in three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation.

•	Our ‘Farming’ is further comprised of five reportable segments:

•

Our ‘Crops’ Segment consists of planting, harvesting and sale of grains, oilseeds and fibers (including wheat, corn, soybeans, cotton and sunflowers, among others), and to a lesser extent the provision of grain warehousing/conditioning and handling and drying services to third parties. Each underlying crop in the Crops segment does not represent a separate operating segment. We seek to maximize the use of the land through the cultivation of one or more types of crops. Types and surface amount of crops cultivated may vary from harvest year to harvest year depending on several factors, some of which are out of our control. We are focused on the long-term performance of the productive land, and to that extent, the performance is assessed considering the aggregated combination, if any, of crops planted in the land. A single manager is responsible for the management of operating activity of all crops rather than for each individual crop.

•	Our ‘Rice’ Segment consists of planting, harvesting, processing and marketing of rice;

•	Our ‘Dairy’ Segment consists of the production and sale of raw milk, as well as an equity interest in La Lacteo, a dairy processing Joint Venture;

•	Our ‘Coffee’ Segment consists of cultivating coffee beans and marketing own and third party’s coffee production;

•	Our ‘Cattle’ Segment consists mainly in the lease of cattle grazing land (not suitable for crop production) to an international meat processor;

•	Our ‘Sugar, Ethanol and Energy’ Segment consists of cultivating sugarcane which is processed in owned sugar mills, transformed into ethanol, sugar and electricity and marketed;

•

Our ‘Land Transformation’ Segment comprises the (i) identification and acquisition of underdeveloped and undermanaged farmland businesses; and (ii) realization of value through the strategic disposition of assets (generating profits).

The following table presents selected historical financial and operating data solely for the periods indicated below as it is used for our discussion of results of operations.

	Year Ended December 31,
	2012	2011	2010
Sales	( In thousands of $)

Farming Business	322,368	270,766	197,741
Crops	196,206	147,946	108,162
Soybean(1)	66,721	61,385	64,890
Corn (2)	68,790	42,959	25,881
Wheat (3)	34,831	25,060	9,110
Sunflower	7,887	7,413	4,880
Cotton Lint	15,297	9,101	2,395
Other crops(4)	2,680	2,028	1,006
Rice(5)	93,904	83,244	61,585
Coffee	8,363	14,170	7,572
Dairy	18,868	19,697	14,297
Cattle(6)	5,027	5,709	6,125
Sugar, Ethanol and Energy Business	282,332	277,318	228,526
Sugar	134,766	130,348	98,385
Ethanol	121,544	116,599	114,793
Energy	25,649	24,393	15,040
Other (7)	373	5,978	308
Total	604,700	548,084	426,267
Land Transformation Business(8)	27,513	8,832	20,837

Production	2012/2013 Harvest Year (18)	2011/2012 Harvest Year	2010/2011 Harvest Year	2009/2010 Harvest Year

Farming Business

Crops (tons)(9)	52,353	564,800	488,185	524,360
Soybean (tons)	N/A	189,014	199,533	241,848
Corn (tons) (2)	N/A	237,294	169,711	203,573
Wheat (tons) (3)	52,353	113,121	92,908	61,208
Sunflower (tons)	N/A	18,667	20,916	17,193
Cotton Lint (tons)	N/A	6,704	5,117	539
Rice(10) (tons)	N/A	171,137	172,034	91,723
Coffee (tons)	N/A	2,873	2,742	2,221

	Year Ended December 31,
	2012	2011	2010

Processed rice(11) (tons)	172,383	148,223	87,526
Dairy(12) (liters)	54,954	51,239	41,597
Cattle (tons)(6)(13)	416	118	359
Sugar, Ethanol and Energy Business
Sugar (tons)	281,622	247,805	235,690
Ethanol (cubic meters)	183,713	161,385	174,303
Energy (MWh)	238,540	245,474	168,644
Land Transformation Business (hectares traded)	9,475	2,439	5,086

	2012/2013	2011/2012	2010/2011	2009/2010
	Harvest	Harvest	Harvest	Harvest
Planted Area	Year (18)	Year	Year	Year
	(Hectares)

Farming Business(14)

Crops(15)	186,418	204,097	167,104	168,241
Soybean	91,746	92,789	90,126	87,522
Corn (2)	45,795	47,409	31,894	34,617
Wheat (3)	28,574	43,235	28,058	26,332
Sunflower	12,478	9,596	9,943	14,784
Cotton	3,098	6,389	3,242	425
Forage	4,727	4,679	3,841	4,561
Rice	35,249	31,497	27,542	18,142
Coffee(16)	1,632	1,632	1,632	1,632
Total Planted Area	223,299	237,226	196,277	188,015
Second Harvest Area	34,057	48,286	36,351	29,119
Leased Area	54,250	60,009	37,694	47,709
Owned Croppable Area(17)	134,992	128,931	122,233	111,187

	Year Ended December 31,
	2012	2011	2010
Sugar, Ethanol and Energy Business
Sugarcane plantation	85,531	65,308	53,799
Owned land	9,145	9,145	9,907
Leased land	76,386	56,163	43,892
Land Transformation Business
Undeveloped/Undermanaged land put into production (hectares)	8,961	13,237	6,490

(1)	Includes soybean, soybean oil and soybean meal.
(2)	Includes sorghum.
(3)	Includes barley and rapeseed.
(4)	Includes cotton seeds and farming services.
(5)	Sales of processed rice including rough rice purchased from third parties and processed in our own facilities, rice seeds and services.

(6)	Our cattle business primarly consists of leasing land to a third party based on the price of beef. See “Item 4. Information on the Company—B. Business Overview—Cattle Business.”
(7)	Includes sales of sugarcane and other miscellaneous items to third parties
(8)	Represents capital gains from the sale of land.
(9)	Crop production does not include 62,636 tons, 46,749 tons, 52,482 tons of forage produced in the 2011/2012, 2010/2011 and 2009/20010 harvest years, respectively.
(10)	Expressed in tons of rough rice produced on owned and leased farms. The rough rice we produce, along with additional rough rice we purchase from third parties, is ultimately processed and constitutes the product sold in respect of the rice business.
(11)	Includes rough rice purchased from third parties and processed in our own facilities. Expressed in tons of processed rice (1 ton of processed rice is approximately equivalent to 1.6 tons of rough rice).
(12)	Raw milk produced at our dairy farms.
(13)	Measured in tons of live weight. Production is the sum of the net increases (or decreases) during a given period in live weight of each head of beef cattle we own.
(14)	Includes hectares planted in the second harvest.
(15)	Includes 3,841 hectares, 4,561 hectares and 5,382 hectares used for the production of forage during the 2011/2012; 2010/2011 and 2009/2010 harvest years, respectively.
(16)	Reflects the size of our coffee plantations, which are planted only once every 18 to 20 years.
(17)	Does not include potential croppable areas being evaluated for transformation.
(18)	As of the date of this annual report, we had not yet completed the 2012/2013 harvest year crops. Harvested tons corresponds to wheat harvested.

Year ended December 31, 2012 as compared to year ended December 31, 2011

The following table sets forth certain financial information with respect to our consolidated results of operations for the periods indicated.

	2012	2011
	(In thousands of $)
Sales of manufactured products and services rendered	379,526	365,857
Cost of manufactured products sold and services rendered	(263,978)	(237,404)

Gross Profit from Manufacturing Activities	115,548	128,453

Sales of agricultural produce and biological assets	225,174	182,227
Cost of agricultural produce sold and direct agricultural selling expenses	(225,174)	(182,227)
Initial recognition and changes in fair value of biological assets and agricultural produce	16,643	86,811
Changes in net realizable value of agricultural produce after harvest	16,004	10,523

Gross Profit from Agricultural Activities	32,647	97,334

Margin on Manufacturing and Agricultural Activities Before Operating Expenses	148,195	225,787

General and administrative expenses	(57,691)	(65,142)
Selling expenses	(58,602)	(59,404)
Other operating income, net	29,818	24,581
Share of loss of joint ventures	(2,761)	(1,034)

Profit from Operations Before Financing and Taxation	58,959	124,788

Finance income	11,538	9,132
Finance costs	(66,654)	(62,341)

Financial results, net	(55,116)	(53,209)

(Loss)/Profit Before Income Tax	3,843	71,579

Income Tax benefit / (charge)	5,436	(14,662)

Gain for the Year	9,279	56,917

Sales of Manufactured Products and Services Rendered

	Crops	Rice	Dairy	Coffee	Cattle	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2012	589	92,438	—	—	4,390	282,109	379,526
2011	557	82,523	—	713	4,746	277,318	365,857

Sales of manufactured products and services rendered increased 3.7%, from $365.9 million in 2011 to $379.5 million in 2012, primarily as a result of:

•

a $9.9 million increase in our Rice segment, mainly due to: (i) a 5.8% increase in the average sales price, from $385.1 per ton of rough rice equivalent in 2011 to $407.6 per ton of rough rice equivalent in 2012; and (ii) a 6.6% increase in the volume of white and brown rice sold measured in tons of rough rice, from 216,148 tons in 2011 to 230,378 tons in 2012, mainly explained by: (a) a 44.5% increase in the volume of rough rice purchased from third parties, from 59,842 tons in 2011 to 86,481 tons in 2012; (b) a 14.4% increase in planted hectares, from 27,542 hectares in 2011 to 31,497 hectares in 2012; partially offset by (c) a 13.0% decrease in average yields, from 6.2 tons per hectare in 2011 to 5.4 tons per hectare in 2012, due to the lower than average temperatures during the initial growth stage and flowering periods of the crop, which affected its normal development;

•

a $4.8 million increase in our Sugar, Ethanol and Energy segment mainly due to: (i) a 28.0% increase in the volume of sugar and ethanol sold, measured in TRS, from 462,940 tons in 2011 to 592,561 tons in 2012; partially offset by (ii) a 25.8% decrease in the average sales price of ethanol, from $920.0 per cubic meter in 2011 to $682.9 per cubic meter in 2012; (iii) a 10.8% decrease in the average sales price of sugar, from $553.6 per ton in 2011 to $493.8 per ton in 2012; and (iv) a 3.9% decrease in the volume of energy sold, from 245.0 MWh in 2011 to 235.5 MWh in 2012, mainly as a result of a 68.6% increase in the production of anhydrous ethanol in 2012, which requires an additional process (dehydration) compared to producing hydrous ethanol, therefore reducing the amount of energy available for sale.

•

On average, one metric ton of sugarcane is equivalent to 140 kilograms of TRS equivalent. While a mill can produce either sugar or ethanol, the TRS input requirements differ between these two products. On average, 1.045 kilograms of TRS equivalent are required to produce 1.0 kilogram of sugar, while the amount of TRS required to produce 1 liter of ethanol is 1.691 kilograms

•

The increase in the volume of TRS equivalent sold in 2012 mentioned above was primarly the result of: (i) a lower ethanol inventory build-up, which stands at 12,491 m3 in 2012 compared to 33,608 m3 in 2011; and (ii) a 14.3% increase in production measured in TRS, from 535,080 tons in 2011 to 611,653 tons in 2012. The increase in production measured in TRS was the result of (a) a 4.6% increase in the TRS content of the milled cane, from 128.0 kg/ton in 2011 to 133.8 kg/ton in 2012, mainly explained by the low level of TRS content in 2011 as a result of the frost in Mato Grosso do Sul on the first semester; and (b) a 7.7% increase in milled cane, from 4,169 thousand tons in 2011 to 4,489 thousand tons in 2012, mainly due to a 21.8% increase in harvested area, from 51,500 hectares in 2011 to 62,717 hectares in 2012, and partially offset by a 9.2% decrease in average yields, from 75.6 tons per hectare in 2011 to 68.6 tons per hectare in 2012. The decrease in yields is attributable to the effects of the drought that occurred in the main productive regions of Brazil on the first quarter of 2012. The following figure sets forth the variables that determine our Sugar, Ethanol and Energy sales:

The following table sets forth the breakdown of sales of manufactured products for the periods indicated.

	Period Ended December 31,			Period Ended December 31,			Period Ended December 31,
	2012	2011	Chg %	2012	2011	Chg %	2012	2011	Chg %
	(in million of $)			(in thousand units)			(in dollars per unit)
Ethanol (M3)	121.5	116.6	4.2%	178.0	126.7	40.4%	683.0	920.0	(25.8%)
Sugar (tons)	134.8	130.3	3.4%	272.9	235.5	15.9%	493.8	553.6	(10.8%)

Energy (MWh)	25.6	24.4	5,1%	235.5	245.0	(3.9%)	108.9	99.6	9.4%
Others	0.4	6.0	(93.8%)

TOTAL	282.3	277.3	1.8%

During 2012, the production mix measured remained essentially unchanged compared to 2011, with sugar and ethanol accounting for 48% and 52% of the production measured in TRS respectively.

partially offset by:

•

a $0.7 million decrease in our Coffee segment resulting from the complete cessation of coffee trading activities related to third-party production. We continue to commercialize our own coffee production, which is reflected in the “Sales and Cost of Agricultural Produce and Biological Assets” line item.

Cost of Manufactured Products Sold and Services Rendered

	Crops	Rice	Dairy	Coffee	Cattle	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2012	—	(78,617)	—	—	(230)	(185,131)	(263,978)
2011	—	(68,721)	—	(629)	(408)	(167,646)	(237,404)

Cost of manufactured products sold and services rendered increased 11.2%, from $237.4 million in 2011, to $264.0 million in 2012. This increase was primarily due to:

•

a $17.5 million increase in our Sugar, Ethanol and Energy segment mainly due to (i) a 28.0% increase in the volume of sugar and ethanol sold measured in TRS; partially offset by (ii) a 14.5% decrease in the price of our sugarcane production, from $40.6 per ton in 2011 to $34.8 per ton in 2012, as a result of lower sugar and ethanol market prices.

•	a $9.9 million increase in our Rice segment mainly due to: (i) a 6.6% increase in the volume of white and brown rice sold, and (ii) a 7.3% increase in the cost per unit sold.

Partially offset by:

•	a $0.6 million decrease in our Coffee segment as a result of the complete cessation of coffee trading activities related to third party production.

Sales and Cost of Agricultural Produce and Biological Assets

	Crops	Rice	Dairy	Coffee	Cattle	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2012	195,617	1,466	18,868	8,363	637	223	225,174
2011	147,389	721	19,697	13,457	963	—	182,227

Sales of agricultural produce and biological assets increased 23.6%, from $182.2 million in 2011 to $225.2 million in 2012, primarily as a result of:

•

a $48.2 million increase in our Crops segment mainly due to: (i) an increase in soybean and corn average sales prices, partially offset by lower wheat average sales prices, and (ii) an increase in the volume of crops sold mainly as a result of an increase in leased area coupled with an increase in double crops area; partially offset by the general decrease in the average yields obtained for the 2011/2012 harvest compared to the 2010/2011 harvest. Crops suffered a severe drought during the summer period, which affected its normal development. Corn yields decreased from an average of 5.4 tons per hectare in the 2010/2011 harvest to 5.0 tons per hectare in the 2011/2012 harvest and first soybean yields decreased from an average of 2.6 tons per hectare in the 2010/2011 harvest to 2.5 tons per hectare in the 2011/2012 harvest. For a full list of crops yield fluctuations, please see “Trends and Factors Affecting Our Results of Operations—Effect of Yields Fluctuations”.

The following table sets forth the breakdown of sales for the periods indicated.

	Period ended December 31,			Period ended December 31,			Period ended December 31,
	2012	2011	% Chg	2012	2011	% Chg	2012	2011	% Chg
	(In millions of $)			(In thousands of tons)			(In $ per ton)
Soybean	66.7	61.4	8.7%	191.6	208.1	(7.9%)	348.2	295.0	18.0%
Corn (1)	68.8	43.0	60.1%	313.5	201.2	55.8%	219.4	213.5	2.8%
Cotton lint	15.3	9.1	68.1%	8.7	6.7	29.3%	1,757.3	1,351.7	30.0%
Wheat (2)	34.8	25.1	39.0%	150.3	101.3	48.4%	231.8	247.4	(6.3%)
Sunflower	7.9	7.4	6.4%	19.7	23.1	(14.4%)	399.7	321.5	24.3%
Others	2.7	2.0	32.1%

Total	196.2	147.9	32.6%	683.8	540.4	26.5%

(1)	Includes sorghum
(2)	Includes barley

partially offset by:

•

a $5.1 million decrease in our Coffee segment, mainly as a result of (i) a 23.8% decrease in coffee sales price, from $3,967 per ton in 2011 to $3,025 per ton in 2012; and (ii) a 22.6% decrease in the volume sold, from 3,572 tons in 2011 to 2,765 tons in 2012, as a result of: (a) a 768 ton inventory reduction in 2011 compared to a 75 ton inventory build-up in 2012; partially offset by (b) a 11.7% increase in harvested area, from 1,405 hectares in 2011 to 1,570 hectares in 2012.

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

Initial Recognition and Changes in Fair Value of Biological Assets and Agricultural Produce

	Crops	Rice	Dairy	Coffee	Cattle	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2012	35,471	6,463	2,060	(4,196)	(131)	(23,024)	16,643
2011	38,014	10,139	6,939	(697)	468	31,948	86,811

Initial recognition and changes in fair value of biological assets and agricultural produce decreased 80.8%, from a gain of $86.8 million in 2011 to a gain of $16.6 million in 2011, primarily due to:

•	a $55.0 million decrease in our Sugar, Ethanol and Energy segment due to:

•

a $33.6 million decrease, from a gain of $8.8 million in 2011 to a loss of $24.8 million in 2012, mainly generated by a decrease in price estimates used in the DCF model to determine the fair value of our sugarcane plantations. In the DCF model, the price of future harvested sugarcane is calculated based on estimates of sugar price derived from the NY11 futures contract. Sugar price estimates as of December 31, 2012, which are calculated based on the average of daily prices for sugar future contracts for the period July 1 to December 31 (i.e. 6-month moving average), decreased 17.7% compared to sugar price estimates as of December 31, 2011, for the same period.

•

a $21.4 million decrease, from a gain of $23.2 million in 2011 to a gain of $1.8 million in 2012, generated by the recognition at fair value less cost to sell of sugarcane at the point of harvest mainly due to: (i) a 9.2% decrease in yields obtained; (ii) a 14.5% decrease in the price of our sugarcane production, which was partially offset by: (iii) a 21.8% increase in harvested area; and (iv) a 4.6% increase in TRS content in sugarcane.

•

Of the $23.0 million loss of initial recognition and changes in fair value of biological assets and agricultural produce in 2012, $24.8 million loss represents the unrealized portion, as compared to the $8.8 million gain unrealized portion of the $31.9 million gain of initial recognition and changes in fair value of biological assets and agricultural produce in 2011.

•	a $4.9 million decrease in our Dairy segment mainly due to:

•

a $3.5 million decrease in the recognition at fair value less cost to sell of raw milk, from a gain of $5.4 million in 2011 to a gain of $1.9 million in 2012, mainly due to (i) a 19.9% increase in direct expenses due to higher nutrition expenses (mainly as a result of higher corn prices) and labor costs; and (ii) a 10.7% decrease in milk sales average prices, from 38.4 cents per liter in 2011 to 34.3 cents per liter in 2012; partially offset by (iii) a 9.2% increase in the number of milking cows, from 4,603 heads in 2011 to 5,025 heads in 2012;

•

a $1.4 million decrease in the revaluation of the dairy herd, from a $1.5 million increase in value in 2011 to a $0.1 million increase in value in 2012, as a result of a slight increase in the market price of dairy cows in 2012 compared to a significant increase in market prices in 2011.

•

Of the $2.1 million gain in initial recognition and changes in fair value of biological assets and agricultural produce for 2012, $0.1 million gain represents the unrealized portion, as compared to the $1.5 million unrealized gain portion of the $6.9 million gain in initial recognition and changes in fair value of biological assets and agricultural produce in 2011.

•	a $3.7 million decrease in our Rice segment, as a result of:

•

a $6.2 million decrease in the recognition at fair value less cost to sell of rice at the point of harvest, mainly due to (i) a 13.0% decrease in average yields; (ii) a 5.8% increase in production costs, from $879 per hectare in 2011 to $930 per hectare in 2012, (i.e. fuel, agrochemical and fertilizers costs); partially offset by (iii) a 14.4% increase in harvested area, from 27,542 hectares in 2011 to 31,497 hectares in 2012.

•

a $2.6 million increase in the recognition at fair value less cost to sell of non-harvested rice, from $1.8 million gain in 2011 to $4.4 million gain in 2012, as a result of higher rough rice price estimate for the 2012/2013 harvest.

•

Of the $6.5 million gain of initial recognition and changes in fair value of biological assets and agricultural produce for 2012, $4.4 million gain represents the unrealized portion, as compared to the $1.8 million gain unrealized portion of the $10.1 million gain of initial recognition and changes in fair value of biological assets and agricultural produce in 2011;

•	a $3.5 million decrease in our Coffee segment mainly due to:

•

a $2.3 million decrease in the recognition at fair value less cost to sell of coffee at the point of harvest, from a gain of $0.7 million in 2011 to a loss of $1.6 million in 2012, mainly due to: (i) a 34.3% decrease in the average price of coffee at the point of harvest, based on Intercontinental Exchange of New York (“ICE-NY”) data; and (ii) a 13.1% increase in production costs per hectare mainly due to higher fertilizer expenses; partially offset by (iii) a 11.7% increase in harvested area;

•

a $1.2 million decrease in the recognition at fair value less cost to sell of non-harvested coffee, from a loss of $1.4 million in 2011 to a loss of $2.6 million in 2012, mainly due to a 30.2% decrease in the coffee price estimates used in the DCF model to determine the fair value of our coffee plantations as of December 31, 2012;

•

Of the $4.2 million loss of initial recognition and changes in fair value of biological assets and agricultural produce in 2012, $2.6 million loss represents the unrealized portion, as compared to the $1.4 million loss unrealized portion of the $0.7 million loss of initial recognition and changes in fair value of biological assets and agricultural produce in 2011;

•	a $2.5 million decrease in our Crops segment mainly due to:

•

a $10.3 million decrease in the recognition at fair value less cost to sell of crops at the point of harvest, from a gain of $39.6 million in 2011 to a gain of $29.3 million in 2012, mainly due to: (i) lower yields as a result of the dry weather conditions during the summer period; and (ii) higher production costs (i.e. fuel, agrochemical and fertilizers costs); partially offset by (iii) higher market prices (see “Trends and Factors Affecting Our Results of Operations—Effects of Fluctuations in Commodities Prices”). The resulting actual average margin per hectare for our summer crops (i.e. soybean, corn, sunflower and cotton) decreased from $300.6 per hectare in 2011 to $231.3 per hectare in 2012.

•

a $7.8 million increase in the recognition at fair value less cost to sell for non-harvested crops as of year end, from a loss of $1.6 million in 2011 to a gain of $6.2 million in 2012, primarily due to the lack of rains during November and December 2011, which affected expected yields for the 2011/2012 season, mainly in the Humid Pampas region. In 2012, in contrast, the high level of rains in Argentina during the fourth quarter of 2012 derived in higher yields potential measured as of December 31.

The following table sets forth actual production costs by crop for the periods indicated:

	Harvest	Harvest	% Change
	2011/2012	2010/2011
	(In $ per hectare)
Corn	535.7	423.6	26.5%
Soybean	470.8	379.9	23.9%
Soybean (second harvest)	278.6	210.4	32.4%
Cotton	1,765.2	2,377.8	(25.8%)
Wheat	324.3	331.5	(2.2%)

Changes in Net Realizable Value of Agricultural Produce after Harvest

	Crops	Rice	Dairy	Coffee	Cattle	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
2012	15,850	N/A	N/A	154	N/A	N/A	N/A	16,004
2011	10,953	N/A	N/A	(430)	N/A	N/A	N/A	10,523

Changes in net realizable value of agricultural produce after harvest is mainly composed by: (i) profit or loss from commodity price fluctuations during the period of time the agricultural produce is in inventory which impacts its fair value, (ii) profit or loss from the valuation of forward contracts related to agricultural produce in inventory and (iii) profit from direct exports. Changes in net realizable value of agricultural produce after harvest increased 52.1% from $10.5 million in 2011 to $16.0 million in 2012.

The change in net realizable value of $15.9 million gain in our Crops segment in 2012 was mainly generated by (i) gains from inventory valuation as a result of fluctuations in market prices. Based on Chicago Board of Trade (“CBOT”) data, from January 1, 2012 to December 31, 2012, wheat, soybean and corn increased 18.4%, 16.5% and 6.0% respectively; and (ii) profit from direct exports; partially offset by (iii) losses from the valuation of forward contracts related to agricultural produce in inventory.

The change in net realizable value of $11.0 million gain in our Crops segment in 2011 was mainly generated by (i) profits from the valuation of forward contracts, mainly due to a decrease of soybean and wheat market prices during this year. Based on Chicago Board of Trade (“CBOT”) data, from January 1, 2011 to December 31, 2011, soybean and wheat prices decreased 12.5% and 19.0% respectively; and (ii) profit from direct exports; partially offset by (iii) losses from inventory valuation as a result of fluctuations in market prices.

General and Administrative Expenses

	Crops	Rice	Dairy	Coffee	Cattle	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
2012	(4,436)	(4,072)	(906)	(1,082)	(23)	(22,239)	(24,933)	(57,691)
2011	(8,003)	(6,278)	(1,173)	(1,153)	(269)	(21,082)	(27,184)	(65,142)

Our general and administrative expenses decreased 11.4%, from $65.1 million in 2011 to $57.7 million in 2012, mainly due to the stabilization of operations following a period of significant growth, in terms of scale but also in terms of corporate standards (migrating to IFRS, implementing Oracle ERP, complying with Sarbanes-Oxley, among other things).

Selling Expenses

	Crops	Rice	Dairy	Coffee	Cattle	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
2012	(5,904)	(16,157)	(319)	(304)	(60)	(35,690)	(168)	(58,602)
2011	(2,270)	(14,488)	(401)	(463)	(74)	(41,708)	—	(59,404)

Selling expenses decreased 1.4%, from $59.4 million in 2011 to $58.6 million in 2012, mainly driven by: (i) a $6.0 million decrease in our Sugar, Ethanol and Energy segment, from $41.7 million in 2011 to $35.7 million in 2012, mainly explained by a decrease in sugar and ethanol sales prices; partially offset by (ii) a $2.8 million increase in our Crops segment, from $2.3 million in 2011 to $5.9 million in 2012, mainly due to the higher volume of direct exports that implied higher commissions and expenses; and (iii) a $1.7 million increase in our Rice segment, from $14.5 million in 2011 to $16.2 million in 2012, mainly due to an increase in sales volume.

Selling expenses of our Dairy, Coffee and Cattle segments remained essentially unchanged.

Other Operating Income, Net

	Crops	Rice	Dairy	Coffee	Cattle	Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	(In thousands of $)
2012	(9,330)	1,065	(1,257)	2,387	(16)	9,797	27,513	(341)	29,818
2011	1,843	372	(2)	2,020	(3)	11,220	8,832	299	24,581

Other operating income, net increased 21.3%, from $24.6 million in 2011 to $29.8 million in 2012, primarily due to:

•

a $18.7 million increase in our Land Transformation segment due to the sale of two farms in 2012, resulting in capital gains of $27.5 million, compared to the sale of one farm in 2011 that generated a $8.8 million capital gain.

partially offset by:

•	a $11.2 million decrease in our Crops segment due to the mark-to-market effect of outstanding hedge positions, which had a negative impact during 2012; and

•	a $1.4 million decrease in our Sugar, Ethanol and Energy segment due to the mark-to-market effect of future sales contracts for sugar;

•	a $1.3 million decrease in our Dairy segment due to the impairment loss recognized as a result of the lack of operating profits in La Lacteo.

Other operating income, net of our Rice, Coffee, Cattle and Corporate segments remained essentially unchanged.

Share of Loss of Joint Ventures

Share of loss of joint ventures varied from a loss of $1.0 million in 2011 to a loss of $2.8 million in 2012, driven by the negative results of Grupo La Lácteo S.A. The lower result is mainly explained by a combination of: (i) lower international powdered milk prices which generated a downward pressure on prices of processed dairy products in the domestic market; and (ii) an increase in production costs. Industrial capacity of Grupo La Lácteo S.A. is only suitable for products for the domestic market.

Financial Results, Net

Our net financial results varied from a loss of $53.2 million in 2011 to a loss of $55.1 million in 2012, primarily due to: a $26.1 million non-cash loss in 2012, compared to a $12.7 million non-cash loss in 2011, caused by a depreciation of the Brazilian Real and Argentine Peso in both years, since a portion of our net liability position in Brazil and Argentina is nominated in foreign currency. In 2012 we increased the amount of debt nominated in US dollars, which mainly explains this higher non-cash loss, which was partially offset by (i) lower interest expenses nominated in US dollar terms mainly due to the depreciation of the Brazilian Real and the Argentine Peso; and (ii) higher interests income as a result of a higher amount of excess cash invested in fixed term deposits.

The following table sets forth the breakdown of financial results for the periods indicated.

	Year Ended December 31,
	2012	2011
	(In $thousand)		% Change

Interest income	11,249	8,019	40.3%
Interest expense	(27,672)	(34,017)	(18.7%)
Foreign Exchange loss - net	(26,080)	(12,683)	105.6%
Loss from derivative financial Instruments	(5,823)	(2,247)	159.1%
Taxes	(4,265)	(5,273)	(19.1%)
Other Expenses – net	(2,525)	(7,008)	(64.0%)
Total Financial Results	(55,116)	(53,209)	3.6%

Income Tax benefit / (expense)

For the year ended December 31, 2012, we recognized a consolidated income tax benefit of $5.4 million on income before income taxes of $3.8 million. For the comparable 2011 period, we recognized a consolidated income tax expense of $14.6 million on income before income taxes of $71.5 million. On a consolidated basis, the change from an income tax expense in 2011 to an income tax benefit in 2012 reflects, among other items, a change in our mix of pre-tax income from our various jurisdictions, each of them responsible for paying their own income taxes. We do not pay a consolidated income tax return. The income tax benefit in 2012 was mainly due to the recognition of previously unrecognized tax losses in Brazil and the gain from the sale of Santa Regina Agropecuaria S.A. which did not result income tax expense. In 2011, our consolidated effective tax rate approximated 20.5% (which differed from our statutory income tax rates) mainly due to the recognition of previously unrecognized tax losses in Brazil.

Profit for the Year

As a result of the foregoing, our net income for the year decreased from a gain of $56.9 million in 2011 to a gain of $9.3 million in 2012.

Year ended December 31, 2011 as compared to year ended December 31, 2010

The following table sets forth certain financial information with respect to our consolidated results of operations for the periods indicated.

	2011	2010
	(In thousands of $)
Sales of manufactured products and services rendered	365,857	294,529
Cost of manufactured products sold and services rendered	(237,404)	(219,201)

Gross Profit from Manufacturing Activities	128,453	75,328

Sales of agricultural produce and biological assets	182,227	131,738
Cost of agricultural produce sold and direct agricultural selling expenses	(182,227)	(131,738)
Initial recognition and changes in fair value of biological assets and agricultural produce	86,811	(30,528)
Changes in net realizable value of agricultural produce after harvest	10,523	7,999

Gross Profit from Agricultural Activities	97,334	(22,529)

Margin on Manufacturing and Agricultural Activities Before Operating Expenses	225,787	52,799

General and administrative expenses	(65,142)	(56,562)
Selling expenses	(59,404)	(52,528)
Other operating income, net	24,581	18,224
Share of loss of joint ventures	(1,034)	(50)

Profit from Operations Before Financing and Taxation	124,788	(38,117)

Finance income	9,132	16,559
Finance costs	(62,341)	(39,496)

Financial results, net	(53,209)	(22,937)

Profit / (Loss) Before Income Tax	71,579	(61,054)

Income Tax benefit / (charge)	(14,662)	16,263

Profit/ (Loss) for the Year	56,917	(44,791)

Sales of Manufactured Products and Services Rendered

	Crops	Rice	Dairy	Coffee	Cattle	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2011	557	82,523	—	713	4,746	277,318	365,857
2010	344	59,280	—	2,709	3,718	228,478	294,529

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

	Period Ended December 31,			Period Ended December 31,			Period Ended December 31,
	2011	2010	Chg %	2011	2010	Chg %	2011	2010	Chg %
	(in million of $)			(in thousand units)			(in dollars per unit)
Ethanol (M3)	116.6	114.8	1.6%	126.7	189.0	(32.9%)	920.0	607.5	51.4%
Sugar (tons)	130.3	98.4	32.5%	235.5	233.6	0.8%	553.6	421.1	31.5%
Energy (MWh)	24.4	15.0	62.2%	245.0	178.9	36.9%	99.6	84.1	18.4%
Others	6.0	0.3	1,840.9%

TOTAL	277.3	228.5	21.4%

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

•	a $0.4 million increase in our Cattle segment, due to maintenance expenses incurred in 2011 related to our cattle land leased.

Partially offset by:

•	a $1.9 million decrease in our Coffee segment mainly due to a decrease in the volume of coffee traded, as a result of the cessation of coffee trading activities related to third party production.

Sales and Cost of Agricultural Produce and Biological Assets

	Crops	Rice	Dairy	Coffee	Cattle	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2011	147,389	721	19,697	13,457	963	—	182,227
2010	107,818	2,305	14,297		2,407	48	131,738

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

The following table sets forth the breakdown of sales for the periods indicated.

	Period ended December 31,			Period ended December 31,			Period ended December 31,
	2011	2010	% Chg	2011	2010	% Chg	2011	2010	% Chg
	(In millions of $)			(In thousands of tons)			(In $ per ton)
Soybean	61.4	64.9	(5.4%)	208.1	250.3	(16.9%)	295.0	259.3	13.8%
Corn (1)	43.0	25.9	66.0%	201.2	201.7	(0.2%)	213.5	128.3	66.4%
Cotton lint	9.1	2.4	280.0%	6.7	1.8	269.6%	1,351.7	1,314.7	2.8%
Wheat (2)	25.1	9.1	175.1%	101.3	60.4	67.8%	247.4	150.9	63.9%
Sunflower	7.4	4.9	51.9%	23.1	16.7	37.9%	321.5	291.8	10.2%
Others	2.0	1.0	101.6%

Total	147.9	108.2	36.8%	540.4	530.9	1.8%

(3)	Includes sorghum
(4)	Includes barley

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

The following table sets forth actual production costs by crop for the periods indicated:

	Harvest 2010/2011	Harvest 2009/2010
	(In $per hectare)		% Change
Corn	423.6	337.9	25.4%
Soybean	379.9	374.6	1.4%
Soybean (second harvest)	210.4	219.7	(4.2)%
Cotton	2,377.8	1,628.5	46.0%
Wheat	331.5	219.1	51.3%

•	a $0.3 million decrease in our Cattle segment as a result of a 54.0% decrease in the average amount of head of cattle, from 1.3 thousand in 2010 to 0.6 thousand in 2011.

Changes in Net Realizable Value of Agricultural Produce after Harvest

	Crops	Rice	Dairy	Coffee	Cattle	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
2011	10,953	N/A	N/A	(430)	N/A	N/A	N/A	10,523
2010	7,482	N/A	N/A	517	N/A	N/A	N/A	7,999

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

The change in net realizable value of $11.0 million gain in our Crops segment in 2011 was mainly generated by (i) profits from the valuation of forward contracts, mainly due to a decrease of soybean and wheat market prices during this year. Based on Chicago Board of Trade (“CBOT”) data, from January 3, 2011 to December 31, 2011, soybean and wheat prices decreased 12.5% and 19.0% respectively ; and (ii) profit from direct exports; partially offset by (iii) losses from inventory valuation as a result of fluctuations in market prices. The change in net realizable value of $0.4 million loss in our Coffee segment in 2011 was mainly generated by a 14.2% decrease in coffee prices from the point of harvest to the end of December 2011, based on Intercontinental Exchange of New York (“ICE-NY”) data.

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

Selling Expenses

	Crops	Rice	Dairy	Coffee	Cattle	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
2011	(2,270)	(14,488)	(401)	(463)	(74)	(41,708)	—	(59,404)
2010	(1,522)	(8,154)	(333)	(655)	(175)	(41,689)	—	(52,528)

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

Financial Results, Net

Our net financial results varied from a loss of $22.9 million in 2010 to a loss of $53.2 million in 2011, primarily due to: (i) a 13.4% and a 8.3% depreciation of the Brazilian Real and Argentine Peso respectively in 2011, generating a $12.7 million non-cash loss during this year, compared to a $7.3 million non-cash gain in 2010 caused by an appreciation of 4.0% of Brazilian Real and partially offset by a 4.8% depreciation of the Argentina Peso during this period, since a portion of our net liability position in Brazil and Argentina is nominated in foreign currency; and (ii) a $2.2 million mostly non-cash loss due to the mark-to-market of our currency derivatives, compared to a $5.0 million mostly non-cash gain in 2010.

The following table sets forth the breakdown of financial results for the periods indicate.

	Year Ended December 31,
	2011	2010
	(In thousands of $)		% Change
Interest income	8,019	1,341	658.5%
Interest costs	(34,017)	(34,369)	5.2%
FX Gain/(Loss)	(12,683)	7,324	N/A
Gain/(Loss) from derivative financial Instruments	(2,247)	5,018	N/A
Taxes	(5,273)	(2,104)	150.6%
Other Income/(Expenses)	(7,008)	(147)	4,509.9%
Total Financial Results	(53,209)	(22,937)	131.0%

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

Years ended December 31, 2012, 2011 and 2010

The table below reflects our statements of Cash Flow for the fiscal years ended December 31, 2012, 2011 and 2010.

	Year ended December 31,
	2012	2011	2010
Cash and cash equivalent at the beginning of the year	330,546	70,269	74,806
Cash generated from (used in) operating activities	67,823	56,586	60,221
Net cash used in investing activities	(300,215)	(140,493)	(111,725)
Cash generated by Financial activities	133,508	360,792	46,545
Effect of exchange rate changes on cash	(12,853)	(16,608)	423
Cash and cash equivalent at the end of the year	218,809	330,546	70,269

Operating Activities

Year ended December 31, 2012

Net cash generated by operating activities was $67.8 million for the year ended December 31, 2012. During this year, we generated a net profit of $9.3 million that included non-cash charges relating primarily to depreciation and amortization of $54.5 million, interest expense, net of $18.9 million, $13.3 million of unrealized portion of the “Initial recognition and changes in fair value of biological assets and agricultural produce,” $26.1 million of foreign exchange losses and $6.3 million loss from derivative financial instruments and forward. All these effects were partially offset by gain from the disposal of subsidiaries of $27.5 million and $5.4 million of income tax benefit.

In addition, other changes in operating asset and liability balances resulted in a net decrease in cash of $29.0 million, primarily due to an increase of $39.2 million in trade and other receivables, due to the build up of working capital of the Sugar and Ethanol operations (mainly advances to suppliers and long term tax credits related to the lvinhema project development), partially offset by an increase of 21.1 in liabilities.

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

In addition, other changes in operating asset and liability balances resulted in a net decrease in cash of $39.5 million, primarily due to an increase of $49.8 million in inventories (mainly due to an increase of Sugar and Ethanol stocks as a result of a commercial strategic decision to sell most of these inventorioes at the end of 2010) and 15.9 million in trade and other receivables (in line with increase of operations), partially compensated by an increase in trade and other payables of $19.8 million (also in line with increase of operations), and a decrease of $6.7 million in biological assets.

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

Investing Activities

Year ended December 31, 2012

Net cash used in investing activities totaled $300.2 million in the year ended December 31, 2012, primarily due to the purchases of property, plant and equipment (mainly acquisitions of machinery, buildings and facilities for our Brazilian operations for the lvinhema project, the second free stall facility and Franck rice mill) totaling $218.7 million; $82.6 million in biological assets related mainly to the expansion of our sugarcane plantation area in Mato Grosso do Sul and the payment of the balance of the acquisitions of Dinaluca, Agroforestal and Simoneta, wholly owned subsidiaries for $33.5 million. Net inflows from investing activities were primarily related to proceeds of $25.9 million from the sale of farmlands and subsidiaries and $11.2 million of interest received.

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

Financing Activities

Year ended December 31, 2012

Net cash provided by financing activities was $133.5 million in the year ended December 31, 2012, primarily derived from borrowings under long term credit facilities in the net amount of $150.8 million . (see “Indebtedness and Financial Instruments”) During 2012, the payment of interest totaled $34.5 million.

Year ended December 31, 2011

Net cash provided by financing activities was $360.8 million in the year ended December 31, 2011, primarily derived from the IPO net proceeds, which total 421.8 million, partially compensated by a reduction of our long term borrowings, as a consequence of the advanced payment of the Loan Facillity with Deutsche bank totaling $47 million. During 2011, the payment of interest totaled $33.5 million.

Year ended December 31, 2010

Net cash provided by financing activities was $46.5 million in the year ended December 31, 2010, primarily derived from additional long term indebtedness from Banco do Brasil S.A. and Deutsche Bank AG London Branch, partially compensated by the payment of $33.2 million in interest due on our indebtedness.

Cash and Cash Equivalents

Historically since our cash flows from operations were insufficient to fund our working capital needs and investment plans, we funded our operations with proceeds from short-term and long-term indebtedness and capital contributions from existing and new private investors. In 2011 we obtained $421.8 millions from the IPO and the Private placement (See “Item 4. Information on the Company—A. History and Development of the Company.”). As of December 31, 2012, our cash and cash equivalents amounted to $ 218.8 million.

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

Indebtedness and Financial Instruments

The table below illustrates the maturity of our indebtedness (excluding obligations under finance leases) and our exposure to fixed and variable interest rates:

	As of December 31,
	2012	2011	2010
	(In thousands is of $)
Fixed rate:
Less than 1 year(l)	60,049	70,007	52,326
Between 1 and 2 years	19,066	25,554	22,425
Between 2 and 3 years	24,364	12,426	7,661
Between 3 and 4 years	21,760	8,902	7,394
Between 4 and 5 years	20,870	7,551	5,920
More than 5 years	62,036	22,866	22,555

Total fixed rate:	208,145	147,306	118,281

Variable rate:
Less than 1 year(l)	124,423	87,170	86,107
Between 1 and 2 years	71,978	40,353	70,905
Between 2 and 3 years	73,684	24,756	54,436
Between 3 and 4 years	45,969	23,507	17,506
Between 4 and 5 years	11,100	26,369	15,619
More than 5 years	2,713	14,016	26,170

Total variable rate:	329,867	213,201	270,743

Total:	538,012	360,507	389,024

(1)	The Company plans to partially rollover its short term debt using new available lines of credit, or on using operating cash flow to cancel such debt.

Borrowings incurred by our subsidiaries in Brazil are repayable at various dates between January 2013 and November 2022 and bear either fixed interest rates ranging from 2.45% to 10% per annum or variable rates based on LIBOR or other specific base-rates plus spreads ranging from 4.05% to 7% per annum. At December 31, 2012 LIBOR (six months) was 0.51% (2011: 0. 81%).

Borrowings incurred by our subsidiaries in Argentina are repayable at various dates between January 2013 and November 2019 and bear either fixed interest rates ranging from 5.00% and 7.00% per annum and variable rates based on LIBOR + 4.45% per annum.

Brazilian Subsidiaries

The main loans of our Brazilian Subsidiaries are:

•	BNDES Loan Facility

As of December 31, 2012, the BNDES Loan Facility is divided in two tranches of Reais 9.5 million for Tranche “A” and Reais 90.3 million for Tranche “B” (equivalent to US$ 4.6 million and US$ 44.3 million, respectively). As of December 31, 2012, tranches “A” bears an interest at a Brazilian-specific variable rate “Taxa de Juros Resolução 635/87”, 3.56%, plus 4.05% per annum, and Tranches “B” bears an interest variable rate “TJLP rate”, 5.5%, plus 4.05% per annum. The BNDES Loan Facility contains certain customary financial covenants, events of default and restrictions which require us to meet pre-defined financial ratios, among other restrictions. These financial covenants are measured on an annual basis as of the end of each fiscal year. Certain covenants are measured on a combined basis aggregating the borrowing subsidiaries and others are measured on an individual basis. The obligations under the BNDES Loan Facility are secured by (i) a first degree mortgage of the Takuare farm; (ii) a pledge on the capital stock (“quotas”) of Adecoagro Brasil Participações S/A; and (iii) liens over the Angélica mill and equipment, all of which are property of Adecoagro Vale do Ivinhema.

The financial covenants are defined as follows:

	2012	2013	2014 to 2018
Financial ratios:
Net Bank Debt / EBITDA	[≤] 4	[≤] 4.5	[≤] 4.5
Solvency Ratio	[≥] 40%	[≥] 40%	[≥] 40%
Interest Coverage Ratio	[≥] 2	[≥] 2	[≥] 2

•	BNDES Loan 2012

On December 27, 2012, Adecoagro Vale do Ivinhema entered into a new loan with BNDES in an amount equal to Reais-denominated 488.6 million for a term of 10 years bearing interest at an average rate of 4.65% per year. The proceeds from the loan will be drawn during the next 24 months and will be used to finance the expansion of the construction of the Ivinhema Mill, which is expected to reach a crushing capacity of 6.3 million tons per year by 2017.

•	BDB Facility 2010

In July 2010, Adecoagro Vale do Ivinhema entered into a Reais-denominated 70.0 million loan (equivalent to US$ 34.3 million as of December 31, 2012) with Banco do Brasil S.A. As of December 31, 2012, the remaining amount was Reais-denominated 66.9 million (equivalent to US$ 32.7 million). The BDB Facility bears a fixed interest rate of 10% per annum with a bonus performance of 15% and is repayable on a monthly basis starting in August 2012 and ending in July 2020. Under this facility, Adecoagro Vale do Ivinhema is required to meet the following financial ratio:

Financial Ratio	2012 to 2020
Debt Service Coverage Ratio	[≥] 1,2

•	BDB Loan 2012

In October 2012, Adecoagro Vale do Ivinhema entered into a Reais-denominated 130.0 million loan (equivalent to US$ 63.6 million as of December 31, 2012) with Banco do Brasil S.A. due 2022. As of December 31, 2012, the remaining amount was Reais-denominated 130.8 million (equivalent to US$ 64 million). This loan bears a fixed interest rate of 2.94% per annum with a bonus performance of 15%. The obligations under this loan are secured by (i) a second degree mortgage of the Sapalio farm and (ii) liens over the Ivinhema mill and equipment, all of which are property of Adecoagro Vale do Ivinhema. Under this loan, Adecoagro Vale do Ivinhema is required to meet the following financial ratio:

Financial Ratio	2012 to 2022
Debt Service Coverage Ratio	[≥] 1,2

•	Itau BBAFacility

In December 2012, Adecoagro Vale do Ivinhema entered into a Reais-denominated 16.5 million loan (equivalent to US$ 8.1 million as of December 31, 2012) with Banco ITAU BBA due 2022. As of December 31, 2012, the remaining amount was Reais-denominated 16.6 million (equivalent to US$ 8.1 million. This loan bears a fixed interest rate of 2.5% per annum. Under this loan, Adecoagro Vale do Ivinhema is required to meet the following financial ratio:

Financial Ratios	2012	2013 to 2022
Net Bank Debt	[≤] 4	[≤] 4,5

•	Working capital funding

Brazilian subsidiaries entered in several borrowings to fund its working capital needs.

Working Capital -BTG Pactual - HSBC- Votorantim – Rabobank

In July 2012, Adecoagro Vale do Ivinhema entered into a Reais-denominated 230.0 million loan with a syndicate of banks, led by Rabobank International Brasil S/A, due 2015. As of December 31, 2012, the remaining amount was Reais-denominated 233.8 (equivalent to US$ 114.4 million). This syndicate loan bears a variable interest rate of CDI plus 3.6% per annum. We entered into a currency swap which fixed the loan in USD 113 million at a fixed rate of 7.7%.

The loan is collateralized by (i) a first-degree mortgage of the Conquista, Alto Alegre, Dom Fabrício, Nossa Senhora Aparecida, Água Branca e Lagoa D’Oeste farms, (ii) pledge of sugarcane and (iii) sugar export contracts. Under this loan, Adecoagro Vale do Ivinhema is required to meet the following financial ratios:

Financial Ratios	2012	2013	2014 to 2015
Interest Coverage Ratio	[≥] 2	[≥] 2	[≥] 2
Net Bank Debt / EBITDA	[≤] 4	[≤] 5	[≤] 6
Solvency / EBITDA	[≥] 40%	[≥] 40%	[≥] 40%

Working Capital – Bradesco

In May 2012, Usina Monte Alegre Ltda. entered into a US Dollar-denominated 11.7 million loan (equivalent to Reais-denominated 23.9 million as of December 31, 2012) with Banco Bradesco S.A. due 2016. This loan bears a fixed interest rate of 7.2% per annum. Under this loan, Usina Monte Alegre Ltda. is required to meet the following financial ratios:

Financial Ratios	2012 to 2016
Net debt / milled sugarcane tons	[≤] 80
Net debt / Equity	[≤] 80%

Working Capital - ING Bank- Banco of China – Deutsche Bank

In August 2012, Adecoagro Vale do Ivinhema Ltda. entered into a US Dollar-denominated 60.0 million loan (equivalent to Reais-denominated 122.6 million as of December 31, 2012) with a syndicate of banks led by ING Bank, due in 2013. This loan bears a fixed interest rate of 4.34% per annum. Under this loan, Adecoagro Vale do Ivinhema Ltda. is required to meet the following financial ratios:

Financial Ratios	2012
Net debt / EBITDA	[≤] 4
Solvency / EBITDA	[≥] 40%
Interest Coverage Ratio	[≤] 2

During 2012 and 2011 the Company was in compliance with all financial covenants.

Argentinian Subsidiaries

•	IDB Facility

The amended IDB Facility is divided into a seven-year US$ 18.462 million tranche (“Tranche A”) and a five-year US$ 53.333 million tranche (“Tranche B”). Tranche A bears interest at fixed rate of 6.11% per annum. Tranche B bears interest at 180-day LIBOR plus 4.45% per annum. We entered into a floating to fix interest rate forward swap, fixing LIBOR at 1.25%, effective May 2012.

Payment of principal plus interest of both tranches are made on a bi-annual basis. The proceeds of this loan were used to make capital investments and refinance short-term debt. The IDB Facility is collateralized by property, plant and equipment with a net book value of US$ 36.357 million, by a mortgage over (i) Carmen and La Rosa farms which are property of Adeco Agropecuaria S.A.; and (ii) El Meridiano farm which is the property of Pilagá S.A.

Defaults by either Adeco Agropecuaria S.A. or Pilagá S.A. on any indebtedness with an aggregate principal amount over US$ 3.0 million can result in acceleration of the full outstanding loan amount due to the IDB. The IDB Facility also contains certain customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions, as well as restrictions on the payment of dividends. The financial covenants are measured in accordance with generally accepted accounting principles in Argentina. Adeco Agropecuaria S.A. and Pilagá S.A. are required to meet the following financial ratios (measured on a combined basis):

	2012	2013	2014	2015	2016	2017	2018
Total Debt (>; in million) (i)	155,000	160,000	160,000	160,000	160,000	160,000	160,000
Current Ratio (>) (ii)	1.10x	1.15x	1.20x	1.20x	1.20x	1.20x	1.20x
Interest Coverage Ratio (>) (ii)	2.15x	2.20x	2.25x	2.30x	2.40x	2.50x	2.60x
Liabilities to Equity (<) (ii)	1.40x	1.40x	1.40x	1.40x	1.40x	1.40x	1.40x

(i)	Measured on a quarterly basis.
(ii)	Measured on yearly basis

In addition, the IDB Facility contains a change of control provision requiring acceleration of amounts due under the facility.

During 2012 and 2011 the Group was in compliance with all financial covenants.

Short-term Debt.

As of December 31,2012, our short term debt totaled $184.5 million.

We maintain lines of credit with several banks in order to finance our working capital requirements. We believe that we will continue to be able to obtain additional credit to finance our working capital needs in the future based on our past track record and current market conditions.

Capital Expenditure Commitments

Capital expenditures totaled $ 301.7 million, $165.3 million and $130.6 million for the December 31, 2012, 2011 and 2010, respectively.

See “Item 4. Information on the Company—A. History and Development of the Company—Principal Capital Expenditures”.

We expect continuous capital expenditures for the foreseeable future as we expand and consolidate each of our business segments.

We expect to finance our future capital expenditures with (i) the remaining net proceeds of our IPO and the sale of common shares to Al Gharrafa, (ii) future indebtedness in the form of bank loans and/or offerings of debt, and (iii) operating cash flow as a supplemental source of funding. We expect our operating cash flow to be positive in the foreseeable future as we reach full production capacity for our sugar operations in Brazil.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

With regards to our rice seed production, in our rice seed facility in Argentina, we are involved in the genetic development of new rice varieties adapted to local conditions to increase rice productivity and quality to improve both farm production as well as the manufacturing process. In connection with these efforts, we have entered into agreements with selected research and development institutions such as INTA in Argentina, FLAR in Colombia, EPAGRI in Brazil and Basf in Germany. In addition, our own technical team is continuously testing and developing new rice varieties. Since 2008 we have developed and released three new own varieties of rice seed to the market, , and we are currently in the final stages of releasing the fourth We have registered our own rice seed varieties with the corresponding Argentine authorities; the National Institute of Seeds (Instituto Nacional de Semillas) (INASE) and National Registry of Property of Seed Varieties (Registro Nacional de la Propiedad de Cultivares) (RNPC).

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

In connection with our Sugar, Ethanol and Energy business in Brazil, we have entered into an agreement with Syngenta Proteção de Cultivos Ltda. (“Syngenta”) for the development of new sugarcane planting technology, known as Plene. Syngenta has developed this new innovative technology based on a novel approach for planting sugarcane from smaller cane segments using proprietary treatments that aims to reduce planting costs.

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

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our significant contractual obligations and commitments as of December 31, 2012:

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 Years	Total
	(in million of $)
Bank loans (1)	208,6	118,6	227,9	53,9	608,9
Leases	19,7	8,7	12,4	3,5	44,3
Total	228,3	127,3	240,3	57,4	653,2

(1)	Includes interest.

G.	SAFE HARBOR

See section entitled “Forward-Looking Statements” in this annual report for forward-looking statement safe harbor provisions.

Item 6.	Directors, Senior Management and Employees

A.	DIRECTORS AND SENIOR MANAGEMENT

Board of Directors

The following table sets forth information for our directors as of the date of this annual report:

Name	Position	Date of appointment	Age	Year term expires
Abbas Farouq Zuaiter	Chairman	2012	45	2015
Alan Leland Boyce	Director	2013	53	2016
Guillaume van der Linden	Director	2012	54	2015
Paulo Albert Weyland Vieira	Director	2013	46	2016
Mariano Bosch	Director	2011	43	2014
Plínio Musetti	Director	2011	60	2014
Mark Schachter	Director	2012	33	2015
Julio Moura Neto	Director	2011	61	2014
Andrés Velasco Brañes	Director	2013	52	2016

Plínio Musetti, Mark Schachter and Julio Moura Neto qualify as independent directors, and the other directors are not independent in accordance with the SEC rules.

A description of the main tasks currently performed by each director as well as a description of each director’s employment history and education follows:

Abbas (“Eddy”) Farouq Zuaiter. Mr. Zuaiter has been a member of the Company’s board of directors since 2003. Mr. Zuaiter was formerly Chief Operating Officer and member of the Management committee of Soros Fund Management LLC (SFM) and as of April 1, 2013, will serve as a consultant to SFM. Prior to his joining Soros Fund Management LLC in October 2002, Mr. Zuaiter was an Assurance and Business Advisory Partner at PricewaterhouseCoopers LLP where he was employed from April 1994 to September 2002, and Chief Financial Officer and Head of Fixed Income, Currency and Commodity Trading at AFN Associates, Inc in David, California from September 1991 until March 1994. Mr. Zuaiter currently serves on the boards of Gavilon Holdings LLC, an Omaha, Nebraska based private company providing physical distribution, merchandising and trading across grains, feed ingredients, fertilizers and energy products. He is also currently a member of the board of directors of several charitable organizations or non-profit entities. Mr. Zuaiter received his BSBA in Accounting and Finance from Georgetown University in May 1989. Mr. Zuaiter is an American citizen.

Alan Leland Boyce. Mr. Boyce is a co-founder of Adecoagro and has been a member of the Company’s board of directors since 2002. Since 2005, Mr. Boyce has been the Chief Executive Officer of Absalon, a joint venture between Soros and the financial system of Denmark that assists in organizing a standardized mortgage-backed securities market in Mexico. Mr. Boyce is co-founder and Chairman of Materra LLC, a California based farming company with a focus on growing and exporting animal forages. Since 2007, he has also been a consultant for Soros, where he works to implement the Danish mortgage system in the United States. Since 1985, Mr. Boyce has served as the Chief Financial Officer of Boyce Land Co. Inc., a farmland management company that runs 10 farmland limited partnerships in the U.S. Mr. Boyce formerly served as the director of special situations at Soros from 1999 to 2007, where he managed an asset portfolio of the Quantum Fund and had principal operational responsibilities for the bulk of the fund’s investments in South America. Mr. Boyce also served as managing director in charge of fixed-income arbitrage at Bankers Trust from 1986 to 1999, as senior managing director for investment strategy at Countrywide Financial from 2007 to 2008, and worked at the U.S. Federal Reserve Board from 1982 to 1984. He graduated with a degree in Economics from Pomona College, and has a Masters in Business Administration from Stanford University. Mr. Boyce is an American citizen.

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

Julio Moura Neto. Mr. Moura has been a member of the Company’s board of directors since 2011. Mr. Moura has been a board member of Natura Cosméticos since 2007, and also a member of the board of directors of Cencosud as well as of Brinox Metalúrgica S.A. since 2011. From 1997 to 2007, he was Chairman of the board of directors and CEO of Nueva Group, a Swiss holding company with leading positions in planted, certified forests, agricultural products and building materials sectors. From 2002 to 2007, Mr. Moura served as chairman of the board of Terranova, a public Chilean forestry company and as chairman of the board of Masisa S.A., a public Chilean forestry and wooden boards company. He also served as chairman and CEO of Amanco, the leading Latin American plastic pipes producer, from 1997 to 2007; as a member of the executive board of Schindler, the Swiss Elevator Company from 1992 to 1997; as a member of the executive board and head of the Latin American Division of Sika, a Swiss specialty chemicals company, from 1984 to 1992; and as a member of the board of directors of Swiss companies Messerli AG and of Aliva AG from 1988 to 1992. From 1980 to 1983, Mr. Moura worked for Booz, Allen & Hamilton, participating and leading several assignments in Europe in strategy and supply chain management. Mr. Moura graduated with a degree in Mechanical Engineering from the Swiss Federal Institute of Technology (ETH) in Zurich, Switzerland and holds a Masters degree in Science from MIT Sloan School of Management. Mr. Moura is a dual Brazilian and Swiss citizen.

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

Executive Officers

The following table shows certain information with respect to our senior management as of the date of this annual report:

Name	Position	Year Designated	Age
Mariano Bosch	Chief Executive Officer	2002	43
Carlos A. Boero Hughes	Chief Financial Officer	2008	47
Emilio F. Gnecco	Chief Legal Officer	2005	37
Walter Marcelo Sanchez	Chief Commercial Officer	2002	51
Mario José Ramón Imbrosciano	Director of Business Development	2003	43
Leonardo Berridi	Country Manager for Brazil	2004	53
Marcelo Vieira	Director of Sugar and Ethanol Operations	2005	61
Ezequiel Garbers	Country Manager for Argentina and Uruguay	2003	47

Mariano Bosch. See “—Board of Directors.”

Carlos A. Boero Hughes. Mr. Boero Hughes is our Chief Financial Officer, covering the company’s operations in Argentina, Brazil and Uruguay, and a member of Adecoagro’s Senior Management since 2008. He began working at Adecoagro in August 2008 overseeing our finance and administrative departments. Mr. Boero Hughes has over 20 years of experience in agricultural business and financial markets. Prior to joining us, he was Chief Financial Officer for South America and Co-Chief Executive Officer for Noble Group LTD operations in Argentina, Uruguay and Paraguay from October 2006 to July 2008. From 2003 to 2006, he worked at Noble Group LTD as Financial Director for Argentina and Structure Finance Manager for South America. He worked at Citibank N.A. from 1997 to 2003 as Relationship and Product Manager, focused in the agrobusiness industry, and at Banco Privado de Inversiones S.A. as Relationship Manager. He also worked for six years at Carlos Romano Boero S.A.I.C., a flour and dairy cow feed mill family company, as Commercial Manager, Local Grain Elevator and Nursery Manager and finally as General Manager. Mr. Boero Hughes holds a degree in Business Administration from the University of Buenos Aires and a Masters in Business Administration from the Argentine Catholic University. He also graduated from INSEAD’s Executive Program in 2007.

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

Compensation of Directors and Executive Officers

The compensation of the Company’s directors is approved annually at the ordinary general shareholders’ meeting. The aggregate compensation earned by our directors amounted to a grant of up to a total of 44,192 restricted stock units for the year 2012 and 48,603 restricted stock units for the year 2013 and $480 thousand in cash for each year. These figures do not include Mr. Mariano Bosch’s compensation since he declined his fees in cash and in restricted units both years

The aggregate compensation of our executive officers during 2012 amounted to approximately $3,758,997 in cash and 188,535 restricted stock units granted to our senior management. These grants were made under the Adecoagro Amended and Restated Restricted Share and Restricted Stock Unit Plan. See “—E. Share Ownership—Share Options and Restricted Share and Restricted Stock Unit Plan.”

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

Employees

On December 31, 2012, we had 7,051 employees, of whom 94% were unionized. Approximately 7% of our workforce is comprised of temporary workers. We comply with all labor laws. Historically, we have had a positive relationship with the trade unions.

The following table sets forth our number of employees by each of our business segments:

	As of December 31,
	2012	2011	2010	2009
Farming and Land Transformation	1,472	1,534	1,425	1,231
Sugar , Ethanol and Energy	4,832	3,383	3,276	3,567
Administrative	747	643	562	492

Total	7,051	5,560	5,263	5,290

We do not have any severance agreements with our senior executive directors and managers.

Benefits

The benefits granted to our employees follow the market standard, including meals, health plans, Spanish and English language lessons, financial aid for junior employees who are still in college, transportation and parking. For senior management, we also provide vehicles.

E.	SHARE OWNERSHIP

Share Ownership

The total number of shares of the Company beneficially owned by our directors and executive officers, as of the date of this annual report, was 5,997,1461, which represents 4.90% of the total shares of the company. See table in “Item 7. Major Shareholders and Related Party Transactions” for information regarding share ownership by our directors and executive officers.

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

Granted Options

Under the 2004 Plan, as of December 31, 2012, options to purchase 2,099,642 ordinary shares were granted and the weighted average exercise price of all granted options was $6.68. Under the 2007/2008 Plan, as of the same date, options to purchase 2,013,057 ordinary shares were granted, and the weighted average exercise price of all granted options was $13.06.

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

Adecoagro S.A. Amended and Restated Restricted Share and Restricted Stock Unit Plan

On November 11, 2011, the Board of Directors of the Company approved the amendment and restatement of the Adecoagro S.A. Restricted Share Plan, now known as the Amended and Restated Restricted Share and Restricted Stock Unit Plan (the “Plan).

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

The maximum number of ordinary shares with respect to which awards may be made under the Plan is 1,801,038 ordinary shares. The Committee anticipates that such number of shares will be sufficient for grants of awards under the Plan for a period of five years. To the extent any award under the Plan is canceled, expired, forfeited, surrendered settled in cash, or otherwise terminated without delivery of shares the shares retained by or returned to the Company will again be available for future awards under the Plan. The shares available for issuance as well as outstanding awards under the Plan are subject to adjustment in the event of a reorganization, stock split, merger or similar change. Under the Plan, as of the date of this annual report, only 1,131,190 restricted shares were granted to directors, senior management and employees.

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

Share Options and Restricted Shares

The following tables set forth the total number of ordinary and restricted shares to be issued upon exercise of the options to directors and executives officers, the exercise price of the options awarded, the date of grant and the date of expiration, as of the date of this annual report.

Stock Option Plans	Plan under which awards were granted	Number of ordinary shares to be issued upon exercise of options		Range of Exercise prices per ordinary share ($)	Range of Dates of Grant (1)
Directors and Executive Officers

Mariano Bosch	2004		*	$ 5.83 to $ 8.62	05/01/2004 to 07/01/2006
	2007		*	$12.82 to $13.40	11/13/2007 to 01/30/2009
Carlos A. Boero Hughes	2004		*	$ 5.83 to $ 7.11	08/25/2008
	2007		*	$12.82 to $13.40	11/13/2007 to 01/30/2009
Emilio F. Gnecco	2004		*	$ 5.83 to $ 8.62	01/06/2007
	2007		*	$12.82 to $13.40	11/13/2007 to 01/30/2009
Walter Marcelo Sanchez	2004		*	$ 5.83 to $ 8.62	05/01/2004 to 07/01/2006
	2007		*	$12.82 to $13.40	11/13/2007 to 01/30/2009
Mario José Ramón Imbrosciano	2004		*	$ 5.83 to $ 8.62	05/01/2004 to 07/01/2006
	2007		*	$12.82 to $13.40	11/13/2007 to 01/30/2009
Leonardo Berridi	2004		*	$ 5.83 to $ 8.62	05/01/2004 to 07/01/2006
	2007		*	$12.82 to $13.40	11/13/2007 to 01/30/2009
Marcelo Vieira	2004	107.857		$ 5.83 to $ 8.62	02/01/2006 to 06/01/2006
	2007	165.394		$12.82 to $13.40	11/13/2006 to 01/30/2009
Ezequiel Garbers	2004		*	$ 5.83 to $ 8.62	05/01/2004 to 07/01/2006
	2007		*	$12.82 to $13.40	11/13/2007 to 01/30/2009
Directors and Executive Officers as a group		2.996.971

*	Upon the exercise of all options, would beneficially own less than 1% of total outstanding shares.
(1)	All share options have an expiration date 10 years after date of grant.

Restricted Share and Restricted Stock Unit Plan	Number of restricted shares		Number of restricted stock units		Range of Dates of Grant
Directors and Executive Directors
Abbas Farouq Zuaiter		*		*	05/13/2011 to 05/15/2012
Alan Leland Boyce	4,937		5,524		05/13/2011 to 05/15/2012
Guillaume van der Linden		*		*	05/13/2011 to 05/15/2012
Paulo Albert Weyland Vieira		*		*	05/13/2011 to 05/15/2012
Plínio Musetti		*		*	05/13/2011 to 05/15/2012
Mark Schachter		*		*	05/13/2011 to 05/15/2012
Julio Moura Neto		*		*	05/13/2011 to 05/15/2012
André Velasco Brañes		*		*	05/13/2011 to 05/15/2012
Mariano Bosch		*		*	04/01/2011 to 04/01/2013
Carlos A. Boero Hughes		*		*	04/01/2011 to 04/01/2013
Emilio F. Gnecco		*		*	04/01/2011 to 04/01/2013
Walter Marcelo Sanchez		*		*	04/01/2011 to 04/01/2013
Mario José Ramón Imbrosciano		*		*	04/01/2011 to 04/01/2013
Leonardo Berridi		*		*	04/01/2011 to 04/01/2013
Marcelo Vieira	44,538		56,325		04/01/2011 to 04/01/2013
Ezequiel Garbers		*		*	04/01/2011 to 04/01/2013
Directors and Executive Officers as a group	308,810	(1)	360,627	(2)

*	Upon receipt of common shares pursuant to plan, would beneficially own less than 1% of total outstanding shares.
(1)	Consist of 210,662 vested restricted shares as of April 18, 2013 and 98,148 unvested restricted shares
(2)	Consist of 104,420 vested restricted stock units as of April 18, 2013 and 256,207 unvested restricted stock units

Item 7.	Major Shareholders and Related Party Transactions

A.	MAJOR SHAREHOLDERS

The following table sets forth the beneficial ownership of our shares for (1) each person known to us to own beneficially at least 5% of our common shares and (2) our directors and executive officers, based on the information most recently available to the Company, as of December 31, 2012.

As of April 18, 2013, we had 122,367,137 outstanding shares. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days from December 31, 2012, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Number		Percent
Principal Shareholders:
Quantum Partners LP (l)	25,910,004		21.2%
Stichting Pensioenfonds Zorg en Welzijn (2)	15,531,385		12.7%
Al Gharrafa Investment Company (3)	12,670,165		11.7%

Directors and Executive Officers
Abbas Farouq Zuaiter		*	*
Alan Leland Boyce	1,243,864		1.02%
Guillaume van der Linden		*	*
Paulo Albert Weyland Vieira (4)		*	*
Mariano Bosch(5)	838,901		0.69%
Plínio Musetti		*	*
Mark Schachter		*	*
Julio Moura Neto		*	*
Andrés Velasco Brañes		*	*
Carlos A. Boero Hughes		*	*
Emilio F. Gnecco		*	*
Walter Marcelo Sanchez		*	*
Mario José Ramón Imbrosciano		*	*
Leonardo Berridi		*	*
Marcelo Vieira(6)	1,144,032		0.93%
Ezequiel Garbers		*	*
Directors and Executive Officers as a group	5,997,146		4.90%

*	Beneficially owns less than 1% based on the total number of outstanding shares.
(1)	Soros Fund Management LLC serves as principal investment adviser to Quantum Partners LP.
(2)	Includes the purchase of 4,500,000 shares by Stichting, Pensioenfonds Zorg en Welzijn in our IPO. The address of Stichting Pensioenfonds Zorg en Welzijn is P.O. BOX 4001 NL-3700 KA Zeist The Netherlands.
(3)	The address of Al Gharrafa Investment Company is Walker House, 87 Main Street, George Town, Grand Cayman, KY1-9005, Cayman Islands. Includes 7,377,598 common shares we issued and sold to Al Gharrafa at a purchase price of $10.65 per share, pursuant to an agreement entered into on January 6, 2011. See exhibit 4.28.
(4)	Mr. Vieira filed a motion of Proposed Sale on Form 144 with the SEC dated April 10, 2012 with respect to 96,827 shares of the Company.
(5)	Includes 656,394 shares issuable upon exercise of options held by Mr. Bosch that are exercisable within 60 days of December 31, 2011. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership—Share Options and Restricted Share and Restricted Stock Unit Plan.”
(6)	Includes 257,546 shares issuable upon exercise of options held by Mr. Vieira that are exercisable within 60 days of December 31, 2011. Mr. Vieira is the owner of Liuede Holdings Ltd. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership—Share Options and Restricted Share and Restricted Stock Unit Plan.”

As of April 18, 2013, 96,456,083 shares, representing 78.82% of our outstanding common shares are held by United States record holders.

B.	RELATED PARTY TRANSACTIONS

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

Milk Supply Agreement

In November 2007, Adeco Agropecuaria S.A. entered into a milk supply offer agreement with La Lácteo S.A., which was later amended on February 1, 2010, and pursuant to which Adeco Agropecuaria S.A. committed to sell to La Lácteo, and La Lácteo committed to purchase, approximately 80,000 liters of our milk production per day, subject to certain conditions. Notwithstanding the above, Adeco Agropecuaria S.A. is not obligated to sell to La Lácteo and La Lácteo is not obligated to purchase from Adeco Agropecuaria S.A., more than 50% of its milk requirements for a four-month period, provided, however, that our milk production in excess of such volume is managed by La Lácteo S.A. in order to take advantage of the best valuation opportunities as industry sales in the raw milk spot market. The milk supply offer agreement fixes the price of milk that La Lácteo pays to Adeco Agropecuaria S.A. at the average milk price for each month plus a 3% premium. The milk supply agreement terminates in November 2017. If Adeco Agropecuaria S.A. receives a proposal from a third party to purchase milk that is more favorable to Adeco Agropecuaria S.A. than the terms set forth in the milk supply agreement with La Lácteo, Adeco Agropecuaria S.A. may sell milk to such third party. However, La Lácteo has a right of first refusal on Adeco Agropecuaria S.A.’s receipt of such third-party offer to purchase milk from Adeco Agropecuaria S.A. at the specified higher price. For the years ended December 31 2012, 2011 and 2010, we recognized sales of goods net of related expenses, amounting to $8.2, $ 16.5 million and $13.4 million respectively, in connection with this agreement.

Agriculture Partnership Agreements

Some of our agriculture partnership agreements are entered into with certain minority shareholders of the Company, for a total of 8,231.58 hectares. For the years ended December 31, 2012, 2011 and 2010, we recorded other net amount (payables) or receivables for payments in advance amounting to $(0.5) million, ($0.3) million and $(4.8) million, respectively, and recognized expenses amounting to $4.2 million, $3.1 million and $3.3 million, respectively, in connection with these agreements.

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

As of December 31, 2012, the total amounts accrued in respect of legal and administrative proceedings was $ 2.7 million.

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

Under Luxembourg law, at least 5% of our net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of our issued share capital. If the legal reserve subsequently falls below the 10% threshold, at least 5% of the annual net profits again must be allocated toward the reserve. The legal reserve is not available for distribution.

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

Our subsidiaries are subject to certain restrictions on their ability to declare or pay dividends. For example, the loan agreement with the Inter-American Development Bank prohibits Adeco Agropecuaria S.A. and Pilagá S.A. from paying dividends or other restricted payments if such payments would cause these two subsidiaries to exceed certain financial ratios or in the case of an event of default. The Adecoagro Vale do Ivinhema Prepayment Export Facility also imposes similar limitations on the ability of our Brazilian subsidiaries to pay dividends. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness and Financial Instruments”, and also see “—Risks Related to Argentina—Certain of our subsidiaries have substantial indebtedness which could impair their financial condition and decrease the amount of dividends we receive.

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

The table below sets forth, for the period indicated, the reported high and low closing prices for our common shares listed on the NYSE.

Full Financial Quarters Since Listing	High	Low
January 28, 2011 to March 31, 2011	$13.50	$11.99
Second Quarter 2011	13.47	10.27
Third Quarter 2011	11.97	8.62
Fourth Quarter 2011	9.72	7.42
Fiscal Year Ended December 31, 2011	13.50	7.42
First Quarter 2012	11.05	8.03
Second Quarter 2012	10.81	8.51
Third Quarter 2012	10.80	9.33
Fourth Quarter 2012	9.91	8.05
Fiscal Year Ended December 31, 2012	11.05	8.03
First Quarter 2013	9.56	7.69
April 2013 (to April 26, 2013)	7.65	7.00

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

Our common shares have been listed on the NYSE under the symbol “AGRO” since January 28, 2011. See “—A. Offer and Listing Details.”

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

Item 10. Additional Information

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

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

General

Adecoagro is a Luxembourg société anonyme (a joint stock company). The Company’s legal name is “Adecoagro S.A.” Adecoagro was incorporated on June 11, 2010 and on October 26, 2010 all the shares in issue in Adecoagro were acquired by IFH LLC.

On October 30, 2010, the members of IFH LLC transferred pro rata approximately 98% of their membership interests in IFH LLC to Adecoagro in exchange for common shares of Adecoagro. In a series of transactions during 2012, we transferred shares of Adecoagro to certain limited partners of IFH in exchange for their residual interest in IFH, increasing our interest in IFH to approximately 100%.

On January 28, 2011, Adecoagro completed the IPO of its shares on the NYSE. The shares are traded under the symbol “AGRO.”

Adecoagro is registered with the Luxembourg Registry of Trade and Companies under number B153681. Adecoagro has its registered office at 13-15 Avenue de la Liberté, L-1931, Luxembourg, Grand Duchy of Luxembourg.

The corporate purpose of Adecoagro, as stated in Article 4 of our articles of incorporation (Purpose Object), is the following: The object of Adecoagro is the holding of participations, in any form whatsoever, in Luxembourg and foreign companies, or other entities or enterprises, the acquisition by purchase, subscription, or in any other manner as well as the transfer by sale, exchange or otherwise of stock, bonds, debentures, notes and other securities or rights of any kind including interests in partnerships, and the holding, acquisition, disposal, investment in any manner (in), development, licensing or sub licensing of, any patents or other intellectual property rights of any nature or origin as well as the ownership, administration, development and management of its portfolio. Adecoagro may carry out its business through branches in Luxembourg or abroad.

Adecoagro may borrow in any form and proceed to the issuance by private or public means of bonds, convertible bonds and debentures or any other securities or instruments it deems fit.

In a general fashion it may grant assistance (by way of loans, advances, guarantees or securities or otherwise) to companies or other enterprises in which Adecoagro has an interest or which form part of the group of companies to which Adecoagro . belongs or any entity as Adecoagro may deem fit (including up stream or cross stream), take any controlling, management, administrative and/or supervisory measures and carry out any operation which it may deem useful in the accomplishment and development of its purposes.

Finally, Adecoagro can perform all commercial, technical and financial or other operations, connected directly or indirectly in all areas in order to facilitate the accomplishment of its purpose.

Share Capital

As of December 31, 2012 our issued share capital amounted to $183,330,909, represented by 122,220,606 shares in issue (of which 3,860 were treasury shares) with a nominal value of $1.50 each. All issued shares are fully paid up.

There were 122,216,746 common shares outstanding.

We have an authorized unissued share capital of $3,000,000,000, including the issued share capital as of December 31, 2012 of $183,330,909 and are authorized to issue up to 2,000,000,000 shares of a nominal value of $1.50 each (taking into account the shares issued as of December 31, 2012) out of such authorized share capital. Our authorized unissued share capital as of December 31, 2012 is $2,816,669,091.

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

We have currently an authorized share capital of $3,000,000,000, including the issued share capital as of December 31, 2012 of $183,330,909, and are authorized to issue up to 2,000,000,000 shares of a nominal value of $1.50 each (taking into account the shares already issued) out of such authorized share capital. As of December 31, 2012 the authorized un-issued share capital was $2,816,669,091. Our board has been authorized to issue shares within the limits of the authorized un-issued share capital at such times and on such terms as the board or its delegates may decide for a period commencing on January 10, 2011 and ending on the date five years after the date that the minutes of the shareholders’ meeting approving such authorization have been published in the Luxembourg official gazette (unless it is extended, amended or renewed). The publication occurred on April 22, 2011. Accordingly, the board may issue shares up to the total number of authorized un-issued shares until the latter date against contributions in cash, contributions in kind or by way of incorporation of available reserves at such times and on such terms and conditions, including the issue price, as the board of directors or its delegate(s) may in its or their discretion resolve while waiving, suppressing or limiting, any pre-emptive subscription rights of shareholders provided for by law to the extent it deems such waiver, suppression or limitation advisable for any issue or issues of shares within the authorized share capital.

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

The general meeting of shareholders has authorized that the Company, and/or any wholly-owned subsidiary (and/or any person acting on their behalf), may purchase, acquire, receive or hold shares in the Company under article 49-2 of the Luxembourg law of August 10, 1915, from time to time up to 20% of the issued share capital, on the following terms and on such terms as referred to below and as shall further be determined by the board of directors of the Company, such authorization being valid (subject to renewal) for a period of five years from January 10, 2011.

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

The annual general meeting of shareholders of Adecoagro is held at 4:00pm (Luxembourg time) on the third Wednesday of April of each year in Luxembourg. If that day is a legal or banking holiday, the meeting will be held on the next following business day. Other general meetings of shareholders may be convened at any time.

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

The annual accounts and the consolidated accounts, after approval by the annual general meeting of shareholders, will need to be filed with the Luxembourg registry of trade and companies within one month after the approval and no more than seven months after the close of the financial year.

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

Any director having an interest in a transaction submitted for approval to the board conflicting with our interest shall be obliged to advise the board thereof and to cause a record of his statement to be included in the minutes of the meeting. He may not take part in these deliberations nor in the vote of the resolution. At the next following general meeting, before any resolution is put to vote, a special report shall be made on any transactions in which any of the directors may have had an interest conflicting with our interest.

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

No indemnification shall be provided against any liability to us or our shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office. No indemnification will be provided in the event of a settlement (unless approved by a court of competent jurisdiction or the board), nor will indemnification be provided in proceedings in which that director or officer has been finally adjudicated to have acted in bad faith and not in the interest of the Company.

Transfer Agent and Registrar

The transfer agent and registrar for our common shares is Computershare and all shares and shareholders have been transferred from the register held in Luxembourg to the register held on our behalf by Computershare as our registrar and transfer agent. The holders of our shares may elect to be entered in one of the registers and to be transferred from time to time from one register to another register provided that our board of directors may however impose transfer restrictions for shares that are registered, listed, quoted, dealt in, or have been placed in certain jurisdictions in compliance with the requirements applicable therein. The transfer to the register kept in Luxembourg may always be requested by a shareholder.

C.	MATERIAL CONTRACTS

See “Item 4. Information on the Company—B. Business Overview.”

D.	EXCHANGE CONTROLS

Foreign Exchange Controls

In 1991, the Argentine Convertibility Law established a fixed exchange rate according to which the Argentine Central Bank was statutorily obliged to sell U.S. dollars to any individual at a fixed exchange rate of Ps.1.00 per

$1.00. In 2001 Argentina experienced a period of severe political, economic and social crisis, and on January 6, 2002, the Argentine congress enacted the Public Emergency Law abandoning more than ten years of fixed Peso-U.S. dollar parity. After devaluing the Peso and setting the official exchange rate at Ps.1.40 per $1.00, on February 11, 2002, the Argentine government allowed the Peso to float. The shortage of U.S. dollars and their heightened demand caused the Peso to further devaluate significantly in the first half of 2002. The Argentine Central Bank may indirectly affect this market through its active participation. Due to the deterioration of the economic and financial situation in Argentina during 2001 and 2002, in addition to the abandonment of the Peso-U.S. dollar parity, the Argentine government established a number of monetary and currency exchange control measures, including a partial freeze on bank deposits, the suspension on payments of its sovereign foreign debt, restrictions on the transfer of funds out of, or into, Argentina, and the creation of the Single Free Foreign Exchange Market (“Mercado Único y Libre de Cambios”, or the “FX Market”) through which all purchases and sales of foreign currency must be made. Since 2003, these restrictions have been progressively eased to some extent until 2011. However due to the increase of the capital flow out of Argentina, the Argentine government recently imposed some additional restrictions on the transfer of funds from Argentina. Accordingly, the following restrictions that could affect our Argentine operations are in effect:

(1) Argentine entities have access to the FX Market for the purchase of foreign currency and its transfer abroad for, among other things:

(a) Making payments of principal on foreign financial indebtedness at maturity or less than 10 days in advance of the stated maturity to the extent that the proceeds of the foreign indebtedness have remained in Argentina at least during the Waiting Period (as defined below) or to make partial or full payments more than 30 days in advance of the stated maturity, provided that, among other cases, (i) the payment is made with funds received from abroad as capital contributions or (ii) the payment is made with funds obtained from new indebtedness granted by international Organizations and Official Export Credit Agencies provided that certain requirements are met;

(b) Making payments of interest on foreign indebtedness on the stated interest payment date or less than 5 days prior to such stated interest payment date, provided that the foreign debt has been disclosed under the Foreign Debt Information Regime and that the interest to be paid accrued starting either (i) on the date the proceeds received from foreign indebtedness were sold in the FX Market or (ii) on the date of disbursement of funds, provided that the foreign debt has been disclosed under the Foreign Debt Information Regime and that those funds were credited in accounts of correspondent banks that are authorized to sell foreign exchange proceeds in the FX Market within 2 days of disbursement thereof;

(c) Making payments for services rendered by foreign residents provided that certain requirements are met;

(d) Making payments for imported goods, on demand or in advance, provided that certain requirements are met (e.g., nationalization of the imported goods within certain specific terms and filing of the import documentation with the financial entity); and

(e) Making payments of corporate profits and dividends to non-Argentine-resident shareholders, provided that the distribution of dividends is approved on the basis of audited financial statements issued by the Argentine entity and certified by external auditors.

(2) Argentine entities are required to transfer into Argentina and sell for Pesos through the FX Market, among others, the proceeds from foreign financial indebtedness and from foreign indebtedness qualifying as pre-export financing under the rules of the Argentine Central Bank (the “Pre-Export Financings”) within the following 30 days and 10 days after disbursement respectively;

(3) Argentine entities are required to transfer into Argentina and sell for Pesos in the FX Market all foreign currency proceeds from exports of goods (except those that are applied to the repayment of Pre-Export Financings) and services within the certain times established by the Ministry of Economy and the Argentine Central Bank;

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

(5) Upon their transfer into Argentina and sale for Pesos through the FX Market, the proceeds of foreign financial indebtedness are subject to the placement of a mandatory, non-interest bearing and non-transferrable bank deposit in U.S. dollars with an Argentine financial entity in an amount equal to 30% of the aggregate amount of such proceeds so transferred for a term of 365 days (the “Mandatory Deposit”). The Mandatory Deposit shall be applicable to the following transactions, among others: (i) incurrence of foreign indebtedness; (ii) offerings involving primary or secondary offerings of capital stock or debt securities issued by companies domiciled in Argentina which are not listed on self-regulated markets, to the extent they do not constitute direct investments (i.e., less than 10% of capital stock); (iii) non-residents’ portfolio investments made for the purpose of holding Argentine currency and assets and liabilities in the financial and non-financial private sector in excess of $5,000 per calendar month, to the extent that such investments are not the result of primary subscriptions of debt securities issued pursuant to a public offering and listed in self-regulated markets and/or primary subscriptions of capital stock of companies domiciled in Argentina issued pursuant to a public offering and listed in self regulated markets; (iv) non-residents’ portfolio investments made for the purpose of purchasing any right in securities in the secondary market issued by the public sector; (v) non-residents’ portfolio investments made for the purpose of purchasing primary offers of Central Bank securities issued in primary offerings; (vi) inflows of funds to the Argentine foreign exchange market derived from the sale of foreign portfolio investments of Argentine residents within the private sector in an amount in excess of $2.0 million per calendar month; and (vii) any inflow of funds to the Argentine foreign exchange market made for the purpose of primary offers of bonds and other securities issued by a trust, whether or not issued pursuant to a public offering and whether or not they are listed in self-regulated markets, to the extent that the funds to be used for the purchase of any of the underlying assets would be subject to the non-interest bearing deposit requirement.

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

Luxembourg resident corporate holders

Capital gains realized upon the disposal of shares by a fully taxable resident corporate holder will in principle be subject to corporate income tax and municipal business tax. The combined applicable rate (including an unemployment fund contribution) is 29.22% for the fiscal year ending 2013 for a corporate holder established in Luxembourg-City. An exemption from such taxes may be available to the holder pursuant to article 166 of the Luxembourg Income Tax Law subject to the fulfillment of the conditions set forth therein. The scope of the capital gains exemption can be limited in the cases provided by the Grand Ducal Decree of December 21,2001.

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

No withholding tax applies if the distribution is made to (i) a Luxembourg resident corporate holder (that is, a fully taxable entity within the meaning of Article 159 of the Luxembourg Income Tax Law), (ii) an undertaking of collective character which is resident of a Member State of the European Union and is referred to by article 2 of the Council Directive of 2011/96 concerning the common fiscal regime applicable to parent and subsidiary companies of different member states of November 20, 2011, (iii) a corporation or a cooperative company resident in Norway, Iceland or Liechtenstein and subject to a tax comparable to corporate income tax as provided by the Luxembourg Income Tax Law, (iv) an undertaking with a collective character subject to a tax comparable to corporate income tax as provided by the Luxembourg Income Tax Law which is resident in a country that has concluded a tax treaty with Luxembourg, (v) a Luxembourg permanent establishment of one of the afore-mentioned categories and (vi) a corporation company resident in Switzerland which is subject to corporate income tax in Switzerland without benefiting from an exemption, provided that at the date of payment, the holder holds or commits to hold directly or through a tax transparent vehicle, during an uninterrupted period of at least twelve months, shares representing at least 10% of the share capital of Adecoagro or acquired for an acquisition price of at least EUR 1,200,000.

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

Certain non-corporate U.S. Holders, including individuals, may be entitled to preferential rates of taxation with respect to dividends.                    . Such preferential rates of taxation are available for dividends paid by qualified foreign corporations. A foreign corporation will be treated as a qualified foreign corporation with respect to dividends received from that corporation on common shares that are readily tradable on an established securities market in the United States. As our shares will be listed on the New York Stock Exchange, we believe dividends paid by us will be eligible for these preferential rates. There can, however, be no assurance that our common shares will be considered readily tradable on an established securities market in the future. A qualified foreign corporation also includes foreign corporations eligible for the benefits of certain income tax treaties with the United States. If, as we anticipate, we are eligible for the benefits of the income tax treaty between Luxembourg and the United States, dividends paid on our common shares would be eligible for preferential rates of taxation without regard to the trading status of our common shares.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

a) Disclosure Controls and Procedures

Our company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, of the effectiveness of our disclosure controls and procedures as of December 31, 2012. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on this evaluation, our company’s Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective as of December 31, 2012.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedure may deteriorate. The Company, with the participation of its Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012.

We assessed the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2012. In making this assessment, management used the criteria established in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). As a result of this assessment, the Company’s management has determined that the Company’s internal control over financial reporting was effective as of December 31, 2012.

c) Attestation Report of the Registered Public Accounting Firm

Price Waterhouse & Co S.R.L, an independent registered public accounting firm, our independent auditor, issued an attestation report on Internal Control Over Financing Reporting on April 29, 2013. The report of Price Waterhouse & Co S.R.L, our independent auditor, on our internal control over financial reporting is included herein at page F-2 of our consolidated financial statements.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Price Waterhouse & Co. S.R.L., a member firm of Price WaterhouseCoopers International Limited Network, an independent registered accounting public firm and our principal external auditors, for the periods indicated. Except as set forth below, we did not pay any other fees to our auditors during the periods indicated below.

	For the year ended December 31,
	(in thousands of $)
	2012	2011
Audit Fees (1)	1,983	1,381
Audit- Related Fees (2)	56	—

Total	2,039	1,381

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements.
(2)	“Audit-related fees” represents aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services, as well as in connection with audit related services for SEC or other regulatory filings.

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

The Audit Committee or its Chairman, or any member of the Audit Committee to whom such authority is delegated, may approve in advance any permitted audit or permited non-audit services and fees up to a predetermined amount. The Audit Committee is authorized to establish other policies and procedures for the pre-approval of such services and fees. The Audit Committee approved all of the non-audit services described above and determined that the provision of such services is compatible with maintaining the independence of Price Waterhouse & Co. S.R.L.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

Our corporate governance practices are governed by Luxembourg law (particularly the law of August 10th, 1915 on commercial companies) and our articles of association. As a Luxembourg company listed on the NYSE, we are not required to comply with all of the corporate governance listing standards of the NYSE. We, however, believe that our corporate governance practices meet or exceed, in all material respects, the corporate governance standards that are generally required for controlled companies by the NYSE. The following is a summary of the significant ways that our corporate governance practices differ from the corporate governance standards required for listed U.S. companies by the NYSE (provided that our corporate governance practices may differ in non-material ways from the standards required by the NYSE that are not detailed here):

Majority of Independent Directors

Under NYSE standards, U.S. listed companies must have a majority of independent directors. There is no legal obligation under Luxembourg law to have a majority of independent directors on the board of directors.

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

Audit Committee Responsibilities

Pursuant to our Articles of Association, the audit committee shall assist the board of directors in fulfilling its oversight responsibilities relating to the integrity of the Company’s financial statements, including periodically reporting to the board of directors on its activity and the adequacy of the Company’s system of internal controls over financial reporting. As per the audit committee charter, as amended, the audit committee shall make recommendations for the appointment, compensation, retention and oversight of, and consider the independence of, the company’s external auditors. The audit committee is required to review material transactions (as defined by the Articles of Association) between us or our subsidiaries with related parties, perform such other duties imposed to it by laws and regulations of the regulated market(s) on which the shares of the Company are listed, and also perform the other duties entrusted to it by the board.

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

Nominating/Corporate Governance Committee.

The NYSE requires that a listed U.S. company have a nominating/corporate governance committee of independent directors and a committee charter specifying the purpose, duties and evaluation procedures of the committee. As permitted under Luxembourg law and our Articles of Association, we do not currently have a nominating or corporate governance committee.

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

Item 18. Financial Statements.

See pages F-1 through F-90 of this annual report.

Item 19. Exhibits

Exhibit Number	Description

1.1	Amended and Restated Articles of Association of Adecoagro S.A. dated April 9, 2013.

4.1	Loan Agreement, dated December 19, 2008, between Adeco Agropecuaria S.A., Pilagá S.R.L. and Inter-American Development Bank, previously filed as exhibit 10.1 to the Company’s registration statement on Form F-1 (File No. 333-171683) filed with the Securities and Exchange Commission on January 13, 2011 (“Form F-1”) and incorporated by reference herein.

4.2	First Amendment Offer to Loan Agreement, dated February 20, 2009, between Adeco Agropecuaria S.A., Pilagá S.R.L. and Inter-American Development Bank, previously filed as exhibit 10.2 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.3	Second Amendment Offer to Loan Agreement, dated December 29, 2009, between Adeco Agropecuaria S.A., Pilagá S.R.L. and Inter-American Development Bank, previously filed as exhibit 10.3 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.4	Third Waiver Request to Loan Agreement, dated March 30, 2010, between Adeco Agropecuaria S.A., Pilagá S.R.L. and Inter-American Development Bank, previously filed as exhibit 10.4 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.5	Fourth Amendment Offer to Loan Agreement, dated May 14, 2010, between Adeco Agropecuaria S.A., Pilagá S.R.L. and Inter-American Development Bank, previously filed as exhibit 10.5 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.6	Fifth Amendment Offer to Loan Agreement, dated November 8, 2010, between Adeco Agropecuaria S.A., Pilagá S.R.L. and Inter-American Development Bank, previously filed as exhibit 10.37 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.7	Amendment Offer to Loan Agreement, dated March 24, 2011, between Adeco Agropecuaria S.A., Pilagá S.R.L. and Inter-American Development Bank., previously filed as Exhibit 4.7 to the Company’s annual report on Form 20-F for the year ended December 31, 2011 and incorporated herein by reference.

4.8	Amendment Offer 02/2011 to Loan Agreement, dated November 9, 2011, between Adeco Agropecuaria S.A., Pilagá S.A. and Inter-American Development Bank., previously filed as Exhibit 4.8 to the Company’s annual report on Form 20-F for the year ended December 31, 2011 and incorporated herein by reference.

4.9	Senior Secured Loan Facility, dated July 28, 2010, between Angélica Agroenergia Ltda. and Deutsche Bank AG, London Branch, previously filed as exhibit 10.6 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.10	Export Prepayment Financing Agreement, dated July 13, 2007, between Angélica Agroenergia Ltda. and a syndicate of banks, previously filed as exhibit 10.7 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.11	First Amendment to Export Prepayment Financing Agreement, dated March 4, 2010, between Angélica Agroenergia Ltda. and a syndicate of banks, previously filed as exhibit 10.8 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.12	English translation of Financing Agreement through BNDES Repasse, dated February 1, 2008, between Adeco Brasil Participações S.A. and a syndicate of banks, previously filed as exhibit 10.9 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.13	English translation of First Amendment to Financing Agreement BNDES Repasse, dated July 1, 2008, between Angélica Agroenergia Ltda. and a syndicate of banks, previously filed as exhibit 10.10 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.14	English translation of Second Amendment to Financing Agreement BNDES Repasse, dated March 4, 2010, between Angélica Agroenergia Ltda. and a syndicate of banks, previously filed as exhibit 10.11 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.15	English translation of Credit Facility, dated July 30, 2010, between Angélica Agroenergia Ltda. and Banco do Brasil S.A., previously filed as exhibit 10.12 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.16	Unit Issuance Agreement, dated February 16, 2006, between International Farmland Holdings LLC and Usina Monte Alegre S.A., previously filed as exhibit 10.13 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.17	Share Purchase and Sale Agreement, dated February 16, 2006, between International Farmland Holdings LLC and Usina Monte Alegre S.A., previously filed as exhibit 10.14 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.18	Right of First Offer Agreement, dated February 16, 2006, between International Farmland Holdings LLC and Usina Monte Alegre S.A., previously filed as exhibit 10.15 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.19	Supply Offer Letter for milk, dated November 7, 2007, between La Lácteo S.A. and Adeco Agropecuaria S.R.L., previously filed as exhibit 10.16 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.20	Amendment to Supply Offer Letter for milk, dated February 1, 2010, between La Lácteo S.A. and Adeco Agropecuaria S.R.L., previously filed as exhibit 10.17 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.21	Commercial Contract for sugar, dated March 23, 2010, between Angélica Agroenergia Ltda. and Bunge International Commerce Ltd., previously filed as exhibit 10.18 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.22	Amendment to Commercial Contract for sugar, dated June 17, 2010, between Angélica Agroenergia Ltda. and Bunge International Commerce Ltd., previously filed as exhibit 10.19 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.23	English translation of Consignment Contract, dated February 19, 2000, between Molinos Ala S.A. (currently Pilagá S.R.L.) and Establecimiento Las Marías S.A.C.I.F.A., previously filed as exhibit 10.20 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.24	English translation of Sale Agreement, dated July 8, 2009, between Pilagá S.R.L. and Galicia Warrants S.A., previously filed as exhibit 10.21 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.25	English translation of Mortgage, dated July 8, 2009, between Pilagá S.R.L. and Galicia Warrants S.A., previously filed as exhibit 10.22 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.26	English translation of Reserve Power Agreement, dated February 6, 2009, between Angélica Agroenergia Ltda. and Câmara de Comercialização de Energia Elétrica, previously filed as exhibit 10.23 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.27	English translation of Energy Purchase Contract, dated January 19, 2009, between Usina Monte Alegre Ltda. and Cemig Geração e Transmissão S.A., previously filed as exhibit 10.24 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.28	English translation of Energy Distribution Contract, dated June 3, 2008 between Angélica Agroenergia Ltda. and Empresa Energética do Mato Grosso do Sul., previously filed as exhibit 10.25 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.29	English translation of First Amendment to Energy Distribution Contract, dated April 6, 2009 between Angélica Agroenergia Ltda. and Empresa Energética do Mato Grosso do Sul., previously filed as exhibit 10.26 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.30	English translation of Second Amendment to Energy Distribution Contract, dated May 1, 2010 between Angélica Agroenergia Ltda. and Empresa Energética do Mato Grosso do Sul., previously filed as exhibit 10.27 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.31	English translation of Sale Agreement for cattle, dated December 14, 2009, between Adeco Agropecuaria S.A. and Quickfood S.A., previously filed as exhibit 10.29 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.32	English translation of First Amendment to Sale Agreement for cattle, dated December 16, 2009, between Adeco Agropecuaria S.A. and Quickfood S.A., previously filed as exhibit 10.30 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.33	English translation of Second Amendment to Sale Agreement for cattle, dated December 17, 2009, between Adeco Agropecuaria S.A. and Quickfood S.A., previously filed as exhibit 10.31 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.34	English translation of Stock Purchase Agreement, dated August 23, 2010, between Kadesh Hispania, S.L., Leterton España, S.L. and Dinaluca S.A., previously filed as exhibit 10.32 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.35	Form of Registration Rights Agreement between Adecoagro S.A. and certain shareholders, previously filed as exhibit 10.33 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.36	Second Amendment to Export Prepayment Financing Agreement, dated December 14, 2010, between Angélica Agroenergia Ltda. and a syndicate of banks, previously filed as exhibit 10.38 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.37	English translation of Third Amendment to Financing Agreement BNDES Repasse, dated December 14, 2010, between Angélica Agroenergia Ltda. and a syndicate of banks, previously filed as exhibit 10.39 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.38	English translation of First Amendment to Credit Facility, dated December 18, 2010, between Angélica Agroenergia Ltda. and Banco do Brasil S.A., previously filed as exhibit 10.40 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.39	Stock Subscription Agreement, dated January 6, 2011, between Adecoagro S.A. and Al Gharrafa Investment Company, previously filed as exhibit 10.41 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.40	English translation of Promise to Sell, dated December 21, 2010, between Kelizer S.C.A. and Las Mesetas S.A., previously filed as exhibit 4.40 to the Company’s Annual Report on Form 20- for fiscal year-end 2010 and incorporated by reference herein.

4.41	English translation of Stock Purchase Agreement, dated August 18, 2011, between Kadesh Hispania, S.L., Leterton España, S.L. and Compañía Agroforestal de Servicios y Mandatos S.A., previously filed as Exhibit 4.41 to the Company’s annual report on Form 20-F for the year ended December 31, 2011 and incorporated herein by reference.

4.42	English translation of Stock Purchase Agreement, dated August 19, 2011, between Kadesh Hispania, S.L., Leterton España, S.L. and Simoneta S.A., previously filed as Exhibit 4.42 to the Company’s annual report on Form 20-F for the year ended December 31, 2011 and incorporated herein by reference.

4.43	English Summary Translation of Finance Agreement dated December 27, 2012 by and among Adecoagro Vale do Ivinhema Ltda., as borrower, Adecoagro Brasil Participações S.A., as participant, and Banco Nacional de Desenvolvimento Econômico e Social – BNDES, as lender.

4.44	English Summary Translation of Credit Agreement dated December 27, 2012 by and among Adecoagro Vale do Ivinhema Ltda., as borrower, and Adecoagro Brasil Participações S.A. as participant, and Banco do Brasil S.A., Banco Itaú BBA S.A., as lenders, and Banco Nacional de Desenvolvimento Econômico e Social – (BNDES), as guarantor.

8.1	Subsidiaries of Adecoagro S.A. as of March 31, 2013.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Cushman & Wakefield Argentina S.A.

15.2	Consent of Price Waterhouse & Co. S.R.L.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Adecoagro S.A.

By	/s/ Mariano Bosch
Name:	Mariano Bosch
Title:	Chief Executive Officer

Date: April 29, 2013

Adecoagro S.A.

Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

Report of Independent Registered Public Accounting Firm

To the Shareholders of

Adecoagro S.A.

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of income, comprehensive income, changes in shareholders’s equity and cash flows present fairly, in all material respects, the financial position of Adecoagro S.A. and its subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Annual Report on Internal Control over Financial Reporting” appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audit (which was an integrated audit in 2012). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Buenos Aires, Argentina

April 29, 2013

PRICE WATERHOUSE & CO. S.R.L.

by	/s/ Marcelo de Nicola	(Partner)

Marcelo de Nicola

Legal information

Denomination: Adecoagro S.A.

Legal address: 13-15 Avenue de la Liberté, L-1931, Luxembourg

Company activity: Agricultural and agro-industrial

Date of registration: June 11, 2010

Expiration of company charter: No term defined

Number of register (RCS Luxembourg): B153.681

Capital stock: 122,220,606 common shares (of which 3,860 are treasury shares)

Majority shareholder: Quantum Partners LP

Legal address: 1300 Thames St. 5th FL, Baltimore MD 21231-3495, United States of America

Parent company activity: Investing

Capital stock: 25,910,004 common shares

Adecoagro S.A.

Consolidated Statements of Financial Position

as of December 31, 2012 and 2011

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2012	2011

ASSETS
Non-Current Assets
Property, plant and equipment, net	6	880,897	759,696
Investment property	7	15,542	27,883
Intangible assets, net	8	32,880	36,755
Biological assets	9	224,966	187,973
Investments in joint ventures	10	2,613	4,299
Financial assets	11	11,878	—
Deferred income tax assets	22	35,391	37,081
Trade and other receivables, net	13	44,030	15,746
Other assets		1,398	1,408

Total Non-Current Assets		1,249,595	1,070,841

Current Assets
Biological assets	9	73,170	51,627
Inventories	14	95,321	96,147
Trade and other receivables, net	13	135,848	141,181
Derivative financial instruments	12	5,212	10,353
Cash and cash equivalents	15	218,809	330,546

Total Current Assets		528,360	629,854

TOTAL ASSETS		1,777,955	1,700,695

SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	17	183,331	180,800
Share premium	17	940,332	926,005
Cumulative translation adjustment		(182,929)	(99,202)
Equity-settled compensation		17,952	15,306
Other reserves		(349)	(526)
Treasury shares		(6)	(4)
Retained earnings		67,647	57,497

Equity attributable to equity holders of the parent		1,025,978	1,079,876

Non controlling interest	17	65	14,993

TOTAL SHAREHOLDERS EQUITY		1,026,043	1,094,869

LIABILITIES
Non-Current Liabilities
Trade and other payables	20	4,575	8,418
Borrowings	21	354,249	203,409
Deferred income tax liabilities	22	75,389	92,989
Payroll and social liabilities	23	1,512	1,431
Provisions for other liabilities	24	1,892	3,358

Total Non-Current Liabilities		437,617	309,605

Current Liabilities
Trade and other payables	20	99,685	114,020
Current income tax liabilities		187	872
Payroll and social liabilities	23	22,948	17,010
Borrowings	21	184,884	157,296
Derivative financial instruments	12	5,751	6,054
Provisions for other liabilities	24	840	969

Total Current Liabilities		314,295	296,221

TOTAL LIABILITIES		751,912	605,826

TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		1,777,955	1,700,695

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Consolidated Statements of Income

for the years ended December 31, 2012, 2011 and 2010

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2012	2011	2010
Sales of manufactured products and services rendered	25	379,526	365,857	294,529
Cost of manufactured products sold and services rendered	26	(263,978)	(237,404)	(219,201)

Gross Profit from Manufacturing Activities		115,548	128,453	75,328

Sales of agricultural produce and biological assets	25	225,174	182,227	131,738
Cost of agricultural produce sold and direct agricultural selling expenses	26	(225,174)	(182,227)	(131,738)
Initial recognition and changes in fair value of biological assets and agricultural produce		16,643	86,811	(30,528)
Changes in net realizable value of agricultural produce after harvest		16,004	10,523	7,999

Gross Profit / (Loss) from Agricultural Activities		32,647	97,334	(22,529)

Margin on Manufacturing and Agricultural Activities Before Operating Expenses		148,195	225,787	52,799

General and administrative expenses	26	(57,691)	(65,142)	(56,562)
Selling expenses	26	(58,602)	(59,404)	(52,528)
Other operating income, net	28	29,818	24,581	18,224
Share of loss of joint venture	11	(2,761)	(1,034)	(50)

Profit / (Loss) from Operations Before Financing and Taxation		58,959	124,788	(38,117)

Finance income	29	11,538	9,132	16,559
Finance costs	29	(66,654)	(62,341)	(39,496)

Financial results, net	29	(55,116)	(53,209)	(22,937)

Profit / (Loss) Before Income Tax		3,843	71,579	(61,054)

Income tax benefit / (expense)	22	5,436	(14,662)	16,263

Profit/ (Loss) for the Year		9,279	56,917	(44,791)

Attributable to:
Equity holders of the parent		9,397	56,018	(43,904)
Non controlling interest		(118)	899	(887)

Earnings / (loss) per share attributable to the equity holders of the parent during the year:
Basic	30	0.077	0.479	(0.549)
Diluted	30	0.077	0.475	(0.549)

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Consolidated Statements of Comprehensive Income

for the years ended December 31, 2012, 2011 and 2010

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	2012	2011	2010

Profit/ (loss) for the year	9,279	56,917	(44,791)
Other comprehensive income:
Exchange differences on translating foreign operations	(80,755)	(112,071)	8,956

Other comprehensive (loss)/ income for the year	(80,755)	(112,071)	8,956

Total comprehensive (loss) for the year	(71,476)	(55,154)	(35,835)

Attributable to:
Equity holders of the parent	(70,792)	(54,592)	(35,147)
Non controlling interest	(684)	(562)	(688)

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Consolidated Statements of Changes in Shareholders’ Equity

for the years ended December 31, 2012, 2011 and 2010

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 17)	Share Premium (Note 17)	Cumulative Translation Adjustment	Equity-settled Compensation	Other reserves	Treasury shares (Note 18)	Retained Earnings	Subtotal	Non Controlling Interest	Total Shareholders’ Equity
Balance at January 1, 2010	120,000	563,343	2,516	11,914	—	—	44,161	741,934	15,222	757,156

Loss for the year	—	—	—	—	—	—	(43,904)	(43,904)	(887)	(44,791)
Other comprehensive income for the year	—	—	8,757	—	—	—	—	8,757	199	8,956

Total comprehensive income for the year	—	—	8,757	—	—	—	(43,904)	(35,147)	(688)	(35,835)
Employee share options granted (Note 18)	—	—	—	1,745	—	—	—	1,745	36	1,781

Balance at December 31, 2010	120,000	563,343	11,273	13,659	—	—	257	708,532	14,570	723,102

Loss for the year	—	—	—	—	—	—	56,018	56,018	899	56,917
Other comprehensive income for the year	—	—	(110,610)	—	—	—	—	(110,610)	(1,461)	(112,071)

Total comprehensive loss for the year	—	—	(110,610)	—	—	—	56,018	(54,592)	(562)	(55,154)
Net proceeds from IPO and Private placement (Note 17)	60,104	362,926	—	—	—	—	—	423,030	—	423,030
Employee share options (Note 18):
- Value of employee services	—	—	—	874	—	—	—	874	14	888
- Exercised	55	271	—	(110)	—	—	—	216	(2)	214
- Forfeited	—	—	—	(1,122)	—	—	1,122	—	—	—
Restricted shares (Note 18):
- Issued	641	—	—	—	(632)	—	—	9	(9)	—
- Value of employee services	—	—	—	2,751	—	—	—	2,751	38	2,789
- Vested	—	746	—	(838)	102	—	—	10	(10)	—
- Forfeited	—	—	—	—	4	(4)	—	—	—	—
Acquisition of non controlling interest (Note 17)	—	(1,281)	135	92	—	—	100	(954)	954	—

Balance at December 31, 2011	180,800	926,005	(99,202)	15,306	(526)	(4)	57,497	1,079,876	14,993	1,094,869

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Consolidated Statements of Changes in Shareholders’ Equity

for the years ended December 31, 2012, 2011 and 2010

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 17)	Share Premium (Note 17)	Cumulative Translation Adjustment	Equity-settled Compensation	Other reserves	Treasury shares (Note 18)	Retained Earnings	Subtotal	Non Controlling Interest	Total Shareholders’ Equity
Balance at December 31, 2011	180,800	926,005	(99,202)	15,306	(526)	(4)	57,497	1,079,876	14,993	1,094,869

Profit for the year	—	—	—	—	—	—	9,397	9,397	(118)	9,279
Other comprehensive loss for the year	—	—	(80,189)	—	—	—	—	(80,189)	(566)	(80,755)

Total comprehensive loss for the year	—	—	(80,189)	—	—	—	9,397	(70,792)	(684)	(71,476)
Employee share options (Note 18):

- Value of employee services	—	—	0	265	—	—	—	265	2	267

- Exercised	49	263	0	(93)	—	—	—	219	(2)	217

- Forfeited	—	—	0	(82)	—	—	82	—	—	—
Restricted shares (Note 18):

- Value of employee services	—	—	—	3,847	—	—	—	3,847	24	3,871

- Vested	—	1,347	—	(1,516)	181	—	—	12	(12)	—

- Forfeited	—	—	—	—	2	(2)	—	—	—	—
Acquisition of non controlling interest (Note 17)	2,482	12,717	(1,845)	225	(6)	—	671	14,244	(14,244)	—
Disposal of subsidiary (Nota 16)	—	—	(1,693)	—	—	—	—	(1,693)	(12)	(1,705)

Balance at December 31, 2012	183,331	940,332	(182,929)	17,952	(349)	(6)	67,647	1,025,978	65	1,026,043

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Consolidated Statements of Cash Flows

for the years ended December 31, 2012, 2011 and 2010

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2012	2011	2010

Cash flows from operating activities:

Profit / (loss) for the year		9,279	56,917	(44,791)
Adjustments for:
Income tax (benefit) / expense	22	(5,436)	14,662	(16,263)
Depreciation	6	54,117	33,847	37,217
Amortization	8	351	337	346
Gain from the disposal of other property items	28	(882)	(394)	(847)
Gain from disposal of farmlands	28	—	(8,832)	(20,837)
Gain from the sale of subsidiaries	28	(27,513)	—	—
Equity settled share-based compensation granted	27	4,138	3,677	1,781
Loss / gain from derivative financial instruments and forwards	28,29	6,304	(12,084)	(1,189)
Interest expense, net	29	18,948	33,006	33,028
Initial recognition and changes in fair value of non harvested biological assets (unrealized)	5	13,335	(17,136)	72,374
Changes in net realizable value of agricultural produce after harvest (unrealized)	5	(2,024)	(1,816)	(1,527)
Provision and allowances		(2,020)	(3,147)	4,980
Share of loss from joint venture	10	2,761	1,034	50
Foreign exchange losses / (gains), net	29	26,080	12,683	(7,324)

Subtotal		97,438	112,754	56,998
Changes in operating assets and liabilities:
(Increase) / decrease in trade and other receivables		(39,163)	(15,850)	3,584
(Increase) / decrease in inventories		(3,794)	(49,776)	2,259
(Increase) / decrease in biological assets		(5,830)	6,745	7,171
(Decrease) / increase in other assets		10	(1,382)	8

Decrease in derivative financial instruments		(1,467)	(248)	(3,554)
Increase/ (decrease) in trade and other payables		15,309	19,855	(4,221)

Increase in payroll and social security liabilities		5,784	1,785	5,470
Increase/ (decrease) in provisions for other liabilities		132	(641)	319

Net cash generated from operating activities before interest and taxes paid		68,419	73,242	68,034
Income tax paid		(596)	(16,656)	(7,813)

Net cash generated from operating activities		67,823	56,586	60,221

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Consolidated Statements of Cash Flows (Continued)

for the years ended December 31, 2012, 2011 and 2010

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2012	2011	2010

Cash flows from investing activities:
Acquisition of subsidiaries, net of cash acquired	32	—	(11,617)	(7,872)
Purchases of property, plant and equipment	6	(218,770)	(90,422)	(87,679)
Purchases of intangible assets	8	(359)	(195)	(33)
Purchase of cattle and planting cost of non current biological assets		(82,612)	(63,074)	(35,060)
Interest received	29	11,249	8,019	1,341
Proceeds from sale of property, plant and equipment		851	2,611	2,103
Proceeds from sale of farmlands	16	15,703	20,532	10,000
Proceeds from disposal of subsidiaries	16	10,208	—	5,475
Investment in joint ventures	16	(3,000)	—	—
Payment of seller financing arising on subsidiaries acquired		(33,485)	(6,347)	—

Net cash used in investing activities		(300,215)	(140,493)	(111,725)

Cash flows from financing activities:
Net proceeds from IPO and Private placement	17	—	421,778	—
Proceeds from equity settled shared-based compensation exercised		218	214	—
Proceeds from long-term borrowings	21	230,601	34,980	98,581
Payments of long-term borrowings	21	(79,781)	(82,244)	(31,202)
Interest paid		(34,587)	(33,481)	(33,283)
Net increase in short-term borrowings	21	17,057	19,545	12,449

Net cash generated from financing activities		133,508	360,792	46,545

Net (decrease) / increase in cash and cash equivalents		(98,884)	276,885	(4,960)

Cash and cash equivalents at beginning of year		330,546	70,269	74,806
Effect of exchange rate changes on cash and cash equivalents		(12,853)	(16,608)	423

Cash and cash equivalents at end of year		218,809	330,546	70,269

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

1.	General information

Adecoagro S.A. (the “Company” or “Adecoagro”) is the Group’s ultimate parent company and is a société anonyme (stock corporation) organized under the laws of the Grand Duchy of Luxembourg. Adecoagro is a holding company primarily engaged through its operating subsidiaries in agricultural and agro-industrial activities. The Company and its operating subsidiaries are collectively referred to hereinafter as the “Group”. These activities are carried out through three major lines of business, namely, Farming; Sugar, Ethanol and Energy and Land Transformation. Farming is further comprised of five reportable segments, which are described in detail in Note 5 to these consolidated financial statements.

Adecoagro is a Public Company listed in the New York Stock Exchange as a foreign registered company under the symbol of AGRO.

These consolidated financial statements have been approved for issue by the Board of Directors on March 19, 2013.

2.	Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1.	Basis of preparation and presentation

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

There were no new standards, amendments and interpretations to existing standards effective for the first time for the year ended December 31, 2012 that were either applicable or material to the Group.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.1.	Basis of preparation and presentation (continued)

Below is a description of the standards, amendments and interpretations issued by the IASB to existing standards that have been issued and are mandatory for the Group’s fiscal periods beginning on or after January 1, 2013 or later and which have not been early adopted by the Group:

In November 2009 and October 2010, the IASB issued IFRS 9 “Financial instruments”, which addresses the classification, measurement and recognition of financial assets and financial liabilities. It replaces the parts of IAS 39 “Financial Instruments: Recognition and Measurement” that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured as at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. The remaining phases of the project, dealing with impairment of financial instruments and hedge accounting, have not yet been finalized. IFRS 9 shall be applied retrospectively for annual periods beginning on or after January 1, 2015. Earlier adoption is permitted. The Group is currently analyzing the resulting effects on the presentation of the Group’s results of operations, financial position or cash flows.

In May 2011, the IASB issued IFRS 10 “Consolidated Financial Statements”. It replaces the consolidation requirements in SIC 12 “Consolidation - Special Purpose Entities” and IAS 27 “Consolidated and Separate Financial Statements” and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. The standard is not expected to have a material impact on the presentation of the Group’s results of operations, financial position or cash flows.

In May 2011, the IASB issued IFRS 11 “Joint Arrangements” which provides for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form (as is currently the case). The standard addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities. IFRS 11 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The standard is not expected to have a material impact on the Group given that its joint arrangement would be classified as a joint venture under IFRS 11 and continue to be measured applying equity accounting.

In May 2011, the IASB issued IFRS 12 “Disclosure of Interests in Other Entities”. IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The standard is expected to increase the amount of disclosures required about subsidiaries, associates and joint arrangements.

In June 2012, the IASB issued amendments to IFRS 10, IFRS 11 and IFRS 12. The amendments explain that the ‘date of initial application’ in IFRS 10 means ‘the beginning of the annual reporting period in which IFRS 10 is applied for the first time’. Consequently, an entity is not required to make adjustments to the previous accounting for its involvement with entities if the consolidation conclusion reached at the date of initial application is the same when applying IAS 27 and SIC 12 and when applying IFRS 10. The IASB has also amended IFRS 11 and IFRS 12 to provide similar relief from the presentation or adjustment of comparative information for periods prior to the immediately preceding period. The amendments shall be applied for annual periods beginning on or after January 1, 2013, with earlier application permitted. The amendments are not expected to have a material impact on the Group’s results of operations, financial position or cash flows.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.1.	Basis of preparation and presentation (continued)

In May 2011, the IASB issued IFRS 13 “Fair Value Measurement” which replaces the fair value measurement guidance currently dispersed across different IFRS standards with a single definition of fair value and extensive application guidance. IFRS 13 provides guidance on how to measure fair value and does not introduce new requirements for when fair value is required or permitted. It also establishes disclosure requirements to provide users of financial statements with more information about fair value measurements. It is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. Even though not yet quantified, the standard is expected to have an impact on the measurement of biological assets at fair value and to increase the disclosures required about fair value measurements.

In June 2011, the IASB issued an amendment to IAS 1 “Presentation of financial statements”. The amendment improves the consistency and clarity of the presentation of items of other comprehensive income (“OCI”). The main change is a requirement for entities to group items presented in OCI on the basis of whether they are potentially recyclable to profit or loss subsequently (reclassification adjustments). The amendment to IAS 1 shall be applied for annual periods beginning on or after July 1, 2012, with earlier application permitted. The amendment will impact the format of the Group’s consolidated statements of comprehensive income.

In May 2012, the IASB issued Improvements to IFRSs – a collection of amendments to five IFRSs – as part of its program of annual improvements to its standards. The amendments are effective for annual periods beginning on or after January 1, 2013, although entities are permitted to adopt them earlier. These amendments relate to IFRS 1 “First Time Adoption of IFRS”, IAS 1 “Presentation of Financial Statements”, IAS 16 “Property, Plant and Equipment”, IAS 32 “Financial instruments: Presentation” and IAS 34 “Interim Financial Reporting”. The Group is in the process of analyzing the resulting effects on the presentation of the Group’s results of operations, financial position or cash flows.

In November 2012, the IASB issued amendments to IFRS 10, IFRS 12 and IAS 27 “Separate Financial Statements”. The amendments define an investment entity and introduce an exception to consolidating particular subsidiaries for investment entities. These amendments require an investment entity to measure those subsidiaries at fair value through profit or loss in accordance with IFRS 9 in its consolidated and separate financial statements. They also introduce new disclosure requirements for investment entities. The amendments shall be applied for annual periods beginning on or after January 1, 2014, with earlier application permitted. These amendments will not have an impact on the Group’s presentation of the its financial position, results of operations or earnings per share

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

(b) Disposal of subsidiaries

When the group ceases to have control any retained interest in the entity is remeasured to its fair value at the date when control is lost, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

(c) Transactions and non controlling interest

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

(d) Joint ventures

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

2.4.	Foreign currency translation

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

2.5.	Property, plant and equipment

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

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.5.	Property, plant and equipment (continued)

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

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each statement of financial position date. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (see Note 2.10).

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within “Other operating income, net” in the statement of income.

2.6.	Investment property

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

2.7.	Leases

The Group classifies its leases at the inception as finance or operating leases. Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases and charged to the statements of income in a straight-line basis over the period of the lease. Finance leases are capitalized at the lease’s inception at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included as “Borrowings” in the statement of financial position. The interest element of the finance cost is charged to the statement of income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the asset’s useful life and the lease term.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.8.	Goodwill

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

Goodwill is not amortized but tested for impairment on an annual basis, or more frequently if there is an indication of impairment. Gains and losses on the disposal of a Group entity include any goodwill relating to the entity sold (see Note 2.10).

2.9.	Other intangible assets

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

2.10.	Impairment of assets

Goodwill

For the purpose of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash flows, known as cash-generating units. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. Impairment losses recognized for goodwill cannot be reversed in a subsequent period. Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted (see Note 4 (b) for details).

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

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.10.	Impairment of assets (continued)

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

2.11.	Biological assets

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

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.11.	Biological assets (continued)

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

Coffee trees, which have attained significant biological growth are valued at fair value through a discounted cash flow model. Revenues are based on estimated yearly coffee production volumes and the price is calculated as the average of daily prices for coffee future contracts (Coffee ICE-NY contracts) for a six months period. Projected costs include maintenance, pruning, land leasing, harvesting and coffee treatment. These estimates are discounted at an appropriate discount rate.

•	Sugarcane:

The fair value of sugarcane depends on the variety, location and maturity of the plantation. The sugarcanes are accounted for as plantations and are felled after their optimum economic age for use has expired, generally five years.

Sugarcane, for which biological growth is not significant, is valued at cost, which approximates fair value. Expenditure on sugarcane consists mainly of land preparation expenses and other direct expenses incurred during the sowing period including labor, seedlings, agrochemicals and fertilizers among others. When it has attained significant biological growth, it is measured at fair value through a discounted cash flow model. Revenues are based on estimated yearly production volume (which will be destined to sugar, ethanol, energy and raw cane production) and the price is calculated as the average of daily prices for sugar future contracts (Sugar #11 ICE-NY contracts) for a six months period. Projected costs include maintenance, land leasing, harvesting and transportation. These estimates are discounted at an appropriate discount rate

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

2.13.	Financial assets

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

The Group assesses at each statement of financial position date whether there is objective evidence that a financial asset or a group of financial assets is impaired. Impairment testing of trade receivables is described in Note 2.15.

(d) Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

2.14.	Derivative financial instruments and hedging activities

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. Commodity future contract fair values are computed with reference to quoted market prices on future exchanges markets. The fair values of commodity options are calculated using year-end market rates together with common option pricing models. The fair value of interest rate swaps has been calculated using a discounted cash flow analysis.

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

2.15.	Trade receivables

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less allowance for trade receivables. An allowance for trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognized in the statement of income within selling expense. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against selling expenses in the statement of income.

2.16.	Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less. In the statements of cash flows, interest paid is presented within financing cash flows and interest received is presented within investing activities.

2.17.	Trade payables

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

2.19.	Provisions

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

2.20.	Onerous contracts

The Group enters into contracts, which require the Group to sell commodities in accordance with the Group’s expected sales. These contracts do not qualify as derivatives. These contracts are not recognized until at least one of the parties has performed under the agreement. However, when the contracts are onerous, the Group recognizes the present obligation under the contracts as a provision included within “Provision and other liabilities” in the statement of financial position. Losses under these onerous contracts are recognized within “Other operating income, net” in the statement of income.

2.21.	Current and deferred income tax

The Group’s tax benefit or expense for each year comprises the charge for current tax payable and deferred taxation attributable to the Group’s operating subsidiaries. Tax is recognized in the statement of income, except to the extent that it relates to items recognized directly in equity. In this case, the tax is also recognized in equity.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the date of the statement of financial position in the countries where the Group’s subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

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

The Group’s agricultural activities comprise growing and selling agricultural produce. In accordance with IAS 41 “Agriculture”, cattle are measured at fair value with changes therein recognized in the statement of income as they arise. Agricultural produce is measured at net realizable value with changes therein recognized in the statement of income as they arise. Therefore, sales of agricultural produce and cattle generally do not generate any separate gains or losses in the statement of income. See Notes 2.11 and 2.12 for additional details.

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

The Group leases owned farmland property to third parties under operating lease agreements. The leased assets are included within investment property on the Group’s statement of financial position. Rental income is recognized on a straight-line basis over the period of the lease.

The Group is a party to a 10-year power agreement for the sale of electricity. The delivery period starts in May and ends in November of each year. The Group is also a party to a 15-year power agreement which delivery period starts in April and ends in November of each year. Prices under both agreements are adjusted annually for inflation. Revenue related to the sale of electricity under these two agreements is recorded based upon output delivered.

2.23.	Farmlands sales

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

2.24.	Earnings per share

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

2.26.	Research and development

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

The following tables show the Group’s net monetary position broken down by various currencies for each functional currency in which the Group operates for all the years presented. All amounts are shown in US dollars.

	2012
	Functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Argentine Peso	(38,035)	—	—	—	(38,035)
Brazilian Reais	—	(256,484)	—	—	(256,484)
US Dollar	(131,754)	(85,902)	18,031	157,479	(42,146)
Uruguayan Peso	—	—	(287)	—	(287)

Total	(169,789)	(342,386)	17,744	157,479	(336,952)

	2011
	Functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Argentine Peso	(17,090)	—	—	—	(17,090)
Brazilian Reais	—	(56,147)	—	—	(56,147)
US Dollar	(98,674)	(55,038)	21,964	138,107	6,359
Uruguayan Peso	—	—	(1,780)	—	(1,780)

Total	(115,764)	(111,185)	20,184	138,107	(68,658)

The Group’s analysis shown on the tables below is carried out based on the exposure of each functional currency subsidiary against the US dollar. The Group estimated that, other factors being constant, a 10% appreciation of the US dollar against the respective functional currencies for the years ended December 31, 2012 and 2011 would have (decreased) the Group’s Profit Before Income Tax for the year. A 10% depreciation of the US dollar against the functional currencies would have an equal and opposite effect on the income statement.

For the year ended December 31, 2010, the Group estimated that, other factors being constant, a 10% appreciation of the US dollar against the respective functional currencies would have (increased) the Group’s Loss Before Income Tax for the year. A 10% depreciation of the US dollar against the functional currencies would have an equal and opposite effect on the income statement.

	2012
	Functional currency
Net monetary position	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Argentine Peso	n/a	—	—	—	—
Brazilian Reais	—	n/a	—	—	—
US Dollar	(13,175)	(8,590)	1,803	n/a	(19,962)
Uruguayan Peso	—	—	—	—	—

(Decrease) Increase in Profit Before Income Tax	(13,175)	(8,590)	1,803	—	(19,962)

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

	2011
	Functional currency
Net monetary position	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Argentine Peso	n/a	—	—	—	—
Brazilian Reais	—	n/a	—	—	—
US Dollar	(9,867)	(5,504)	2,196	n/a	(13,175)
Uruguayan Peso	—	—	—	—	—

(Decrease) Increase in Profit Before Income Tax	(9,867)	(5,504)	2,196	—	(13,175)

	2010
	Functional currency
Net monetary position	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Argentine Peso	n/a	—	—	—	—
Brazilian Reais	—	n/a	—	—	—
US Dollar	(7,344)	(3,710)	1,741	n/a	(9,313)
Uruguayan Peso	—	—	n/a	—	—

(Increase) or decrease in (Loss) Before Income Tax	(7,344)	(3,710)	1,741	—	(9,313)

•	Raw material price risk

Inflation in the costs of raw materials and goods and services from industry suppliers and manufacturers presents risks to project economics. A significant portion of the Group’s cost structure includes the cost of raw materials primarily seeds, fertilizers and agrochemicals, among others. Prices for these raw materials may vary significantly.

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

The Group estimated that, for the years ended December 31, 2012 and 2011, other factors being constant, a 5% increase in the prices for the Group’s main products would have increased the Group’s Profit Before Income Tax for the year by approximately US$ 2,825 and US$ 1,675, respectively. A 5% decrease in prices would have an equal and opposite effect on the income statement.

The Group estimated that, for the year ended December 31, 2010, other factors being constant, a 5% increase in the prices for the Group’s main products would have decreased the Group’s Loss Before Income Tax for the year by approximately US$ 1,280. A 5% decrease in prices would have an equal and opposite effect on the income statement.

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

Prudent liquidity risk management includes managing the profile of debt maturities and funding sources close oversight of cash flows projections, maintaining sufficient cash, and ensuring the availability of funding from an adequate amount of committed credit facilities and the ability to close out market positions. The Group’s ability to fund its existing and prospective debt requirements is managed by maintaining diversified funding sources with adequate available funding lines from high quality lenders; and reaching to have long-term financial facilities.

As of December 31, 2012, cash and cash equivalent of the Group totaled U$S 218.8 million, which could be used for managing liquidity risk.

The tables below analyzes the Group’s non-derivative financial liabilities and derivative financial liabilities into relevant maturity groupings based on the remaining period at the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and as a result they do not reconcile to the amounts disclosed on the statement of financial position except for short-term payables when discounting is not applied.

At 31 December 2012	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 Years	Total
Trade and other payables	67,119	1,757	26,814	1,280	96,970
Borrowings (excluding finance lease liabilities)	208,590	118,623	227,861	53,861	608,935
Finance leases	517	432	341	—	1,290
Derivative financial instruments	5,751	—	—	—	5,751

Total	281,977	120,812	255,016	55,141	712,946

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

The Group’s interest rate risk arises from long-term borrowings. Borrowings issued at floating rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The interest rate profile of the Group’s borrowings is set out in Note 21.

The Group occasionally manages its cash flow interest rate risk exposure by using floating-to-fixed interest rate swaps. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates.

The following tables show a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary issuing the loans (excluding finance leases). These analyses are performed after giving effect to interest rate swaps.

The analysis for the year ended December 31, 2012 is as follows (all amounts are shown in US dollars):

	2012
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
Fixed rate:
Argentine Peso	18,039	—	—	18,039
Brazilian Reais	—	119,340	—	119,339
US Dollar	70,221	—	501	70,722
Uruguayan Peso	—	—	44	44

Subtotal Fixed-rate borrowings	88,260	119,340	545	208,145

Variable rate:
Brazilian Reais	—	197,171	—	197,171
US Dollar	52,112	80,584	—	132,696

Subtotal Variable-rate borrowings	52,112	277,755	—	329,867

Total borrowings as per analysis	140,372	397,095	545	538,012

Finance leases	1,046	75	—	1,121

Total borrowings as per statement of financial position	141,418	397,170	545	539,133

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

For the years ended December 31, 2012 and 2011, if interest rates on floating-rate borrowings had been 1% higher with all other variables held constant, the Group’s Profit Before Income Tax for the year would have decreased as shown below. A 1% decrease in interest rates would have an equal and opposite effect on the income statement.

For the year ended December 31, 2010, if interest rates on floating-rate borrowings had been 1% higher with all other variables held constant, the Group’s Loss Before Income Tax for the year would have increased as shown below. A 1% decrease in interest rates would have an equal and opposite effect on the income.

	2012
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
Variable rate:
Brazilian Reais	—	(1,972)	—	(1,972)
US Dollar	(521)	(806)	—	(1,327)

Total effects on Profit Before Income Tax	(521)	(2,778)	—	(3,299)

	2011
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
Variable rate:
Brazilian Reais	—	(876)	—	(876)
US Dollar	(600)	(656)	—	(1,256)

Total effects on Profit Before Income Tax	(600)	(1,532)	—	(2,132)

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

•	Credit risk

The Group’s exposures to credit risk takes the form of a loss that would be recognized if counterparties failed to, or were unable to, meet their payment obligations. These risks may arise in certain agreements in relation to amounts owed for physical product sales, the use of derivative instruments, and the investment of surplus cash balances. The Group is also exposed to political and economic risk events, which may cause non-payment of foreign currency obligations to the Group. The current credit crisis could also lead to the failure of companies in the sector, potentially including customers, partners, contractors and suppliers.

The Group is subject to credit risk arising from outstanding receivables, cash and cash equivalents and deposits with banks and financial institutions, and from the use of derivative financial instruments. The Group’s policy is to manage credit exposure to trading counterparties within defined trading limits. All of the Group’s significant counterparties are assigned internal credit limits.

The Group sells manufactured products, agricultural products and offers services to a large base of customers. Type and class of customers may differ depending on the Group’s business segments. For the years ended December 31, 2012 and 2011, more than 55% and 67% of the Group’s sales of crops were sold to 11 and 10 well-known customers (both multinational or local) with good credit history with the Group. In the Sugar, Ethanol and Energy segment, sales of ethanol were concentrated in 10 and 9 customers, which represented 89% and 61% of total sales of ethanol for the years ended December 31, 2012 and 2011, respectively. Approximately 79% and 70% of the Group’s sales of sugar were concentrated in 5 and 3 well-known traders for the years ended December 31, 2012 and 2011, respectively. The remaining 21% and 30%, which mainly relates to “crystal sugar”, were dispersed among several customers. In 2012 and 2011, energy sales are 100% and 91% concentrated in 3 major customers. In the dairy segment, 43% and 86% of the sales were completed with the Group’s joint venture La Lacteo (see Note 10).

No credit limits were exceeded during the reporting periods and management does not expect any losses from non-performance by these counterparties. If any of the Group’s customers are independently rated, these ratings are used. Otherwise, if there is no independent rating, the Group assesses the credit quality of the customer taking into account its financial position, past experience and other factors (see Note 13 for details). The Group may seek cash collateral, letter of credit or parent company guarantees, as considered appropriate. Sales to customers are primarily made by credit with customary payment terms. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the statement of financial position after deducting any impairment allowance. The Group’s exposure of credit risk arising from trade receivables is set out in Note 13.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

The Group is exposed to counterparty credit risk on cash and cash equivalent balances. The Group holds cash on deposit with a number of financial institutions. The Group manages its credit risk exposure by limiting individual deposits to clearly defined limits. The Group only deposits with high quality banks and financial institutions. The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents in the statement of financial position. As of December 31, 2012 and 2011, the total amount of cash and cash equivalents mainly comprise cash in banks and short-term bank deposits. The Group is authorized to transact with banks rated “BBB+” or higher. As of December 31, 2012 and 2011, 8 and 2 banks (primarily HSBC, Rabobank, Banco do Brasil, Votorantim, BTG Pactual, Itau, Citibank and Bradesco) accounted for more than 95% of the total cash deposited. The remaining amount of cash and cash equivalents relates to cash in hand. Additionally, during the year ended December 31, 2012, the Group invested in fixed-term bank deposits with mainly four banks (Banco do Brasil, Itau, Votorantim and BTG Pactual) and also entered into derivative contracts (currency forward). The Group does not have investment in securities or other financial instruments for which risk may have increased due to the financial credit crisis. The Group’s exposure of credit risk arising from cash and cash equivalents is set out in Note 15.

The Group’s primary objective for holding derivative financial instruments is to manage currency exchange rate risk, interest rate risk and commodity price risk. The Group generally enters into derivative transactions with high-credit-quality counterparties and, by policy, limits the amount of credit exposure to any one counterparty based on an analysis of that counterparty’s relative credit standing. The amounts subject to credit risk related to derivative instruments are generally limited to the amounts, if any, by which counterparty’s obligations exceed the obligations with that counterparty.

Similarly, transactions involving derivative financial instruments are with counterparties with high credit ratings (see Note 12 for details). The Group arranged interest rate swaps with HSBC, BTG Pactual, Rabobank, Deutsche Bank and Votorantim in Brazil and Rabobank in Argentina. The Group also entered into crop commodity futures traded in the established trading markets of Argentina and Brazil through well-rated brokers. Management does not expect any counterparty to fail to meet its obligations.

•	Capital risk management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, it may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt. Consistent with others in the industry, the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as total debt (including current and non-current borrowings as shown in the consolidated statement of financial position, if applicable) divided by total capital. Total capital is calculated as equity, as shown in the consolidated statement of financial position, plus total debt. During the year ended December 31, 2012, the strategy, which was unchanged from 2011, was to maintain the gearing ratio within 0.18 to 0.40, as follows:

	2012	2011
Total Debt	539,133	360,705
Total Equity	1,026,043	1,094,869

Total Capital	1,565,176	1,455,574

Gearing Ratio	0.34	0.25

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

The following tables show the outstanding positions for each type of derivative contract as of the date of each statement of financial position:

•	Futures/ options

As of December 31, 2012:

	2012
Type of derivative contract	Quantities (thousands) (**)	Notional amount	Fair Value Asset/ (Liability)	(Loss)/Gain (*)
Futures:
Sale
Corn	99	24,472	1,082	1,082
Soybean	30	10,161	363	363
Wheat	3	484	(153)	(153)
Sugar	197	89,281	2,423	2,266
Ethanol (thousands m3)	8	4,723	(40)	(40)
Coffee	1	764	63	63
OTC:
Sugar	24	7,671	1,151	1,028
Options:
Buy put
Sugar	24	1,476	725	(43)
Sell call
Corn	2	17	(30)	(13)
Sugar	21	1,393	(916)	(317)

Total	409	140,442	4,668	4,236

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

As of December 31, 2011:

	2011
Type of derivative contract	Quantities (thousands) (**)	Notional amount	Fair Value Asset/ (Liability)	(Loss)/ Gain (*)
Futures:
Sale
Ethanol (thousands m3)	2	2,719	44	44
Soybean	63	19	256	256
Sugar	160	7,551	6,751	6,751
Coffee	2	10,533	238	256
Wheat	1	—	7	7
Options:
Buy put
Corn	189	2,172	1,256	(620)
Soybean	20	127	293	164
Wheat	27	596	457	(143)
Sugar	39	109,600	845	845
OTC
Sugar	20	79,831	1,658	1,658

Sell call
Soybean	21	130	137	7
Sugar	44	98,000	(1,519)	(1,519)
Wheat	27	(566)	(763)	(193)

Total	615	310,710	9,660	7,513

(*)	Included in the line item “Gain from commodity derivative financial instruments” of Note 28.
(**)	All quantities expressed in tons except otherwise indicated.

Commodity future contract fair values are computed with reference to quoted market prices on future exchanges.

•	Floating-to-fixed interest rate swaps

In January 2009, the Group´s subsidiaries in Argentina, Adeco Agropecuaria S.A. and Pilagá S.A., entered into a floating-to-fixed interest rate swap to hedge against the variability of the cash flows of the Tranche B facility entered into with the Inter-American Development Bank (IDB). Tranche B of the IDB Facility comprised a five-year US$ 49 million loan bearing interest at 180-day LIBOR plus 4.75% per annum (see Note 21 for additional details). The Group’s exposure to interest rate changes through the Tranche B loan was fully hedged through the use of an interest rate swap. This hedging arrangement fully offsets any additional interest rate expense incurred as a result of increases in interest rates. The swap’s notional amount was US$ 49 million and cancelled in December 2011.

The Group cancelled the original swap agreement when the terms of the IDB Facility were redefined and additional funds received. The Group then entered into a US$ 60 million new floating-to-fixed interest rate forward swap commencing in May 2012 and expiring November 15, 2016 expecting to hedge against the variability of the cash flows of the new Tranche B facility. The redefined facility comprises a five-year US$ 60 million loan bearing interest at 180-day LIBOR plus 4.45% per annum (fixed interest rate: 5.70%).

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

The Group did not apply hedge accounting to any of these agreements. As of December 31, 2012 and 2011, the Group recorded a liability of US$ 0.6 million and US$ nil million, respectively, the estimated fair value of the outstanding swaps at those dates.

•	Foreign currency fixed-to-floating interest rate swap

In August and September 2012 the Group’s subsidiary in Brazil, Adecoagro Vale do Ivinhema entered into a interest rate swap operation with Deutsche Bank in an aggregate amount of US$ 30 million (US$ 15 million per month). In those operations Adecoagro Vale do Ivinhema receives exchange variation plus 4,37% per year, and pays CDI (a interbank floating interest rate in Reais) plus 2% per year, and at the same time convert the currency interest payment into Reais at a fixed exchange rate The swap expires in May and June 2013. The Group did not apply hedge accounting to this instrument. As of December 31, 2012, the Group recorded a liability of US$ 0.3 million representing the estimated fair value of the swap as of that date.

The Group evaluated the impact on interest expense, of all agreements mentioned above, for the year considering an immediate 100 basis point change in interest rates. For the years ended December 31, 2012, 2011 and 2010, a 100 basis point increase/decrease in interest rates would result in an increase/decrease in interest expense of US$ 0.35 million, US$ 0.1 million and US$ 0.7, respectively.

The Group evaluated the impact on the interest rate swaps’ fair value, of all agreements mentioned above, considering an immediate 100 basis point change in interest rates. As of December 31, 2012 and 2011, a 100 basis point increase/decrease in interest rates would result in an approximate US$ 0.19 million and US$ nil million increase/decrease in the fair value of interest rate swap, respectively. The fair value of the swaps has been calculated using a discounted cash flow analysis.

•	Foreign currency floating-to-fixed interest rate swap

In June 2012 the Group’s subsidiary in Brazil, Adecoagro Vale do Ivinhema entered into a Reais 230 million syndicated loan with Rabobank International Brasil, BGT Pactual, HSBC and Votorantim. The loan bears interest at a variable rate of CDI plus 3.60% per annum. At same moment and with same banks, the Company entered into a swap operation, which intention is to effectively convert the principal amount and interest rate denominated in Reais, to a principal amount an interest rate denominated in USD, plus a fixed rate of 7.70% per annum. The swap expires according to the due dates of the loan, until December 2015. The Group did not apply hedge accounting to this instrument. As of December 31, 2012, the Group recorded a liability of US$ 0.3 million representing the estimated fair value of the swap as of that date.

•	Currency forward

During the years ended December 31, 2012 and 2011, the Group entered into several currency forward contracts with Brazilian banks in order to hedge the fluctuation of the Brazilian Reais against the US Dollar for a total aggregate amount of US$ 56 million and US$ 74.0 million, respectively. The currency forward contracts entered in 2012 had maturity dates between May 2013 and December 2013, while those entered in 2011 had maturity dates ranging between February and December 2012. The outstanding contracts resulted in a recognition of a gain of US$ 1.9 million in 2012 and of a loss of US$ 9.1 million in 2011. Gains and losses on currency forward contracts are included within “Financial results, net” in the statement of income. During 2010 the Company did not enter in any currency forward.

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

(a)	Business combinations - purchase price allocation

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

Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually as of September of each year, or more frequently if events or changes in circumstances indicate that the carrying amount may be impaired. The impairment review requires management to undertake certain judgments, including estimating the recoverable value of the CGU to which the goodwill relates, based on either fair value less costs-to-sell or the value-in-use, as appropriate, in order to reach a conclusion on whether it deems the goodwill is impaired or not.

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

Management reviewed the carrying amounts of its property, plant and equipment and finite lived intangible assets as of December 31, 2012 to determine whether there was any indication of potential impairment. Management concluded that no impairment testing for property, plant and equipment and finite lived intangible assets was necessary as of year-end. As regards the mandatory impairment testing of goodwill, management tested all CGUs with allocated goodwill in Argentina, Uruguay and Brazil as of September 30, 2012 and determined that none of the CGUs were impaired as of that date. There were no events or changes in circumstances, which would warrant an impairment testing of goodwill as of December 31, 2012.

However, for the year ended December 31, 2011, due to the volatility in international markets, management tested all CGUs as of September 30, 2011 regardless of which CGUs have allocated any goodwill. None of the CGUs with or without any allocated goodwill were impaired as of September 30, 2011. There were no events or changes in circumstances, which would have warranted an impairment testing either of goodwill or other assets as of December 31, 2011.

CGUs tested based on a fair-value-less-costs-to-sell model at September 30, 2012 and 2011:

Based on the criteria described above, management identified a total amount of forty-three CGUs as of September 30, 2012 and forty-four CGUs as of September 30, 2011 for purposes of the impairment testing.

As of September 30, 2012, the Group identified 10 CGUs in Argentina and Uruguay to be tested based on this model (all CGUs with allocated goodwill). As of September 30, 2011, the Group identified 35 CGUs in Argentina and Uruguay and 2 CGUs in Brazil to be tested based in this model (regardless of any goodwill allocated to them). Estimating the fair value less costs-to-sell is based on the best information available, and refers to the amount at which the CGU could be bought or sold in a current transaction between willing parties. In calculating the fair value less costs-to-sell, management may be assisted by the work of external advisors. When using this model, the Group applies the “sales comparison approach” as its method of valuing most properties. This method relies on results of sales of similar agricultural properties to estimate the value of the CGU. This approach is based on the theory that the fair value of a property is directly related to the selling prices of similar properties.

Fair values are determined by extensive analysis, which includes current and potential soil productivity of the land (the ability to produce crops and maintain livestock) projected margins derived from soil use, rental value obtained for soil use, if applicable, and other factors such as climate and location. Farmland ratings are established by considering such factors as soil texture and quality, yields, topography, drainage and rain levels. Farmland may contain farm outbuildings. A farm outbuilding is any improvement or structure that is used for farming operations. Outbuildings are valued based on their size, age and design.

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

A price per hectare is assigned for each soil class within each farm property. This price per hectare is determined based on the quantitative and qualitative analysis mainly described above.

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

The following table shows only the 10 CGUs (2011: 11 CGUs) where goodwill was allocated at each period end and the corresponding amount of goodwill allocated to each one:

CGU / Operating segment / Country	September 30, 2012	September 30, 2011
La Carolina / Crops / Argentina	149	166
La Carolina / Cattle / Argentina	24	27
El Orden / Crops / Argentina	182	203
El Orden / Cattle / Argentina	30	33
La Guarida / Crops / Argentina	2,179	2,434
La Guarida / Cattle / Argentina	216	241
Los Guayacanes / Crops / Argentina	1,664	1,859
Doña Marina / Rice / Argentina	5,877	6,565
Huelen / Crops / Argentina	6,585	7,403
El Colorado / Crops / Argentina	3,323	2,802
El Colorado / Cattle / Argentina	—	934

Closing net book value of goodwill allocated to CGUs tested (Note 8)	20,229	22,667

Closing net book value of PPE items and other assets allocated to CGUs tested	99,413	89,079

Total assets allocated to CGUs tested	119,642	111,746

Based on the testing above, the Group determined that none of the CGUs, with allocated goodwill, were impaired at September 30, 2012.

As of September 30, 2011, property, plant and equipment, investment property, and finite-life intangible assets allocated to the remaining 28 CGUs without allocated goodwill tested had an aggregated net book value of US$ 252,252. None of the CGUs with or without allocated goodwill were impaired at September 30, 2011.

CGUs tested based on a value-in-use model at September 30, 2012 and 2011:

Based on the criteria described above, management identified a total amount of forty-three CGUs as of September 30, 2012 and forty-four CGUs as of September 30, 2011 for purposes of the impairment testing.

As of September 30, 2012, the Group identified 3 CGUs in Brazil to be tested base on this model (all CGUs with allocated goodwill). As of September 30, 2011, the Group identified 3 CGUs in Argentina and 4 CGUs in Brazil to be tested based on this model (regardless of any goodwill allocated to them). In performing the value-in-use calculation, the Group applied pre-tax rates to discount the future pre-tax cash flows. In each case, these key assumptions have been made by management reflecting past experience and are consistent with relevant external sources of information, such as appropriate market data. In calculating value-in-use, management may be assisted by the work of external advisors.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.	Critical accounting estimates and judgments (continued)

The key assumptions used by management in the value-in-use calculations which are considered to be most sensitive to the calculation are:

Key Assumptions	September 30, 2012	September 30, 2011
Financial projections	Covers 4 years for UMA	Covers 4 years for
	Covers 8 years for AVI	Angelica and UMA
Yield average growth rates	0-3%	0-3%
Future pricing increases	3% per annum	Between 3% and 5%
Future cost increases	3% per annum	Expected USD Inflation
Discount rates	9.16%	8.91%
Perpetuity growth rate	4.5%	4.5%

Discount rates are based on the risk-free rate for U.S. government bonds, adjusted for a risk premium to reflect the increased risk of investing in South America and Brazil in particular. The risk premium adjustment is assessed for factors specific to the respective CGUs and reflects the countries that the CGUs operate in.

The following table shows only the 3 CGUs where goodwill was allocated at each period end and the corresponding amount of goodwill allocated to each one:

CGU/ Operating segment	September 30, 2012	September 30, 2011
AVI / Sugar, Ethanol and Energy	7,820	8,741
UMA / Sugar, Ethanol and Energy	2,933	3,212
UMA (f.k.a. Alfenas Café Ltda) / Coffee	1,099	1,002

Closing net book value of goodwill allocated to CGUs tested (Note 8)	11,852	12,955

Closing net book value of PPE items and other assets allocated to CGUs tested	517,052	90,278

Total assets allocated to 3 CGUs tested	528,904	103,233

Based on the testing above, the Group determined that none of the CGUs, with allocated goodwill, were impaired at September 30, 2012.

As of September 30, 2011, property, plant and equipment and finite-life intangible assets allocated to the remaining 4 CGUs without allocated goodwill tested had an aggregated net book value of US$ 329,317. None of the CGUs with or without allocated goodwill were impaired at September 30, 2011.

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

Deferred tax assets are reviewed each reporting date and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the asset to be settled. Deferred tax assets and liabilities are not discounted. In assessing the recoverability of deferred tax assets, management considers whether it is probable that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. (see Note 22 for details).

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

•	The Group’s ‘Rice’ Segment consists of planting, harvesting, processing and marketing of rice;

•	The Group’s ‘Dairy’ Segment consists of the production and sale of raw milk, as well as an equity interest in La Lacteo, a dairy processing Joint Venture;

•	The Group’s ‘Coffee’ Segment consists of cultivating coffee beans and marketing own and third party’s coffee production;

•	The Group’s ‘Cattle’ Segment consists mainly in the lease of cattle grazing land (not suitable for crop production) to an international meat processor;

•	The Group’s ‘Sugar, Ethanol and Energy’ Segment consists of cultivating sugarcane which is processed in owned sugar mills, transformed into ethanol, sugar and electricity and marketed;

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

Segment analysis for the year ended December 31, 2012

	Farming						Sugar, Ethanol	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	Coffee	Cattle	Farming subtotal	and Energy
Sales of manufactured products and services rendered	589	92,438	—	—	4,390	97,417	282,109	—	—	379,526
Cost of manufactured products sold and services rendered	—	(78,617)	—	—	(230)	(78,847)	(185,131)	—	—	(263,978)

Gross Profit from Manufacturing Activities	589	13,821	—	—	4,160	18,570	96,978	—	—	115,548

Sales of agricultural produce and biological assets	195,617	1,466	18,868	8,363	637	224,951	223	—	—	225,174
Cost of agricultural produce sold and direct agricultural selling expenses	(195,617)	(1,466)	(18,868)	(8,363)	(637)	(224,951)	(223)	—	—	(225,174)
Initial recognition and changes in fair value of biological assets and agricultural produce	35,471	6,463	2,060	(4,196)	(131)	39,667	(23,024)	—	—	16,643
Changes in net realizable value of agricultural produce after harvest	15,850	—	—	154	—	16,004	—	—	—	16,004

Gross Profit / loss from Agricultural Activities	51,321	6,463	2,060	(4,042)	(131)	55,671	(23,024)	—	—	32,647

Margin on Manufacturing and Agricultural Activities Before Operating Expenses	51,910	20,284	2,060	(4,042)	4,029	74,241	73,954	—	—	148,195

General and administrative expenses	(4,436)	(4,072)	(906)	(1,082)	(23)	(10,519)	(22,239)	—	(24,933)	(57,691)
Selling expenses	(5,904)	(16,157)	(319)	(304)	(60)	(22,744)	(35,690)	—	(168)	(58,602)
Other operating income, net	(9,330)	1,065	(1,257)	2,387	(16)	(7,151)	9,797	27,513	(341)	29,818
Share of loss of joint ventures	—	—	(2,761)	—	—	(2,761)	—	—	—	(2,761)

Profit / (loss) from Operations Before Financing and Taxation	32,240	1,120	(3,183)	(3,041)	3,930	31,066	25,822	27,513	(25,442)	58,959

Depreciation and amortization	(2,073)	(3,823)	(896)	(587)	(189)	(7,568)	(46,900)	—	—	(54,468)
Initial recognition and changes in fair value of biological assets (unrealized)	6,169	4,352	115	(2,615)	—	8,021	(24,783)	—	—	(16,762)
Initial recognition and changes in fair value of agricultural produce (unrealized)	4,803	—	—	(1,581)	—	3,222	205	—	—	3,427
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	24,499	2,111	1,945	—	(131)	28,424	1,554	—	—	29,978
Changes in net realizable value of agricultural produce after harvest (unrealized)	877	—	—	1,147	—	2,024	—	—	—	2,024
Changes in net realizable value of agricultural produce after harvest (realized)	14,973	—	—	(993)	—	13,980	—	—	—	13,980

Property, plant and equipment, net	200,223	68,527	22,047	21,081	11,065	322,943	557,954	—	—	880,897
Investment property	—	—	—	—	15,542	15,542	—	—	—	15,542
Goodwill	13,201	5,613	—	1,093	516	20,423	10,677	—	—	31,100
Biological assets	42,091	30,836	12,149	16,211	979	102,266	195,870	—	—	298,136
Investment in joint ventures	—	—	2,613	—	—	2,613	—	—	—	2,613
Financial assets	11,878	—	—	—	—	11,878	—	—	—	11,878
Inventories	29,731	12,411	2,376	2,562	—	47,080	48,241	—	—	95,321

Total segment assets	297,124	117,387	39,185	40,947	28,102	522,745	812,742	—	—	1,335,487

Borrowings	79,820	56,567	14,142	8,686	—	159,215	379,918	—	—	539,133

Total segment liabilities	79,820	56,567	14,142	8,686	—	159,215	379,918	—	—	539,133

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Segment information (continued)

Segment analysis for the year ended December 31, 2011

	Farming						Sugar, Ethanol	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	Coffee	Cattle	Farming subtotal	and Energy
Sales of manufactured products and services rendered	557	82,523	—	713	4,746	88,539	277,318	—	—	365,857
Cost of manufactured products sold and services rendered	—	(68,721)	—	(629)	(408)	(69,758)	(167,646)	—	—	(237,404)

Gross Profit from Manufacturing Activities	557	13,802	—	84	4,338	18,781	109,672	—	—	128,453

Sales of agricultural produce and biological assets	147,389	721	19,697	13,457	963	182,227	—	—	—	182,227
Cost of agricultural produce sold and direct agricultural selling expenses	(147,389)	(721)	(19,697)	(13,457)	(963)	(182,227)	—	—	—	(182,227)
Initial recognition and changes in fair value of biological assets and agricultural produce	38,014	10,139	6,939	(697)	468	54,863	31,948	—	—	86,811
Changes in net realizable value of agricultural produce after harvest	10,953	—	—	(430)	—	10,523	—	—	—	10,523

Gross Profit / (loss) from Agricultural Activities	48,967	10,139	6,939	(1,127)	468	65,386	31,948	—	—	97,334

Margin on Manufacturing and Agricultural Activities Before Operating Expenses	49,524	23,941	6,939	(1,043)	4,806	84,167	141,620	—	—	225,787

General and administrative expenses	(8,003)	(6,278)	(1,173)	(1,153)	(269)	(16,876)	(21,082)	—	(27,184)	(65,142)
Selling expenses	(2,270)	(14,488)	(401)	(463)	(74)	(17,696)	(41,708)	—	—	(59,404)
Other operating income, net	1,843	372	(2)	2,020	(3)	4,230	11,220	8,832	299	24,581
Share of loss of joint ventures	—	—	(1,034)	—	—	(1,034)	—	—	—	(1,034)

Profit / (loss) from Operations Before Financing and Taxation	41,094	3,547	4,329	(639)	4,460	52,791	90,050	8,832	(26,885)	124,788

Depreciation and amortization	(1,469)	(3,105)	(600)	(530)	(226)	(5,930)	(28,254)	—	—	(34,184)
Initial recognition and changes in fair value of biological assets (unrealized)	—	—	1,503	(1,394)	—	109	8,797	—	—	8,906
Initial recognition and changes in fair value of agricultural produce (unrealized)	1,474	2,234	—	697	—	4,405	3,825	—	—	8,230
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	36,540	7,905	5,436	—	468	50,349	19,326	—	—	69,675
Changes in net realizable value of agricultural produce after harvest (unrealized)	1,944	—	—	(128)	—	1,816	—	—	—	1,816
Changes in net realizable value of agricultural produce after harvest (realized)	9,009	—	—	(302)	—	8,707	—	—	—	8,707

Property, plant and equipment, net	236,031	45,134	9,437	22,558	21,030	334,190	425,506	—	—	759,696
Investment property	9,828	—	—	—	18,055	27,883	—	—	—	27,883
Goodwill	14,656	6,414	—	990	1,193	23,253	11,633	—	—	34,886
Biological assets	28,300	23,167	9,338	18,369	1,501	80,675	158,925	—	—	239,600
Investment in joint ventures	—	—	4,299	—	—	4,299	—	—	—	4,299
Inventories	37,343	12,667	1,070	2,509	45	53,634	42,513	—	—	96,147

Total segment assets	326,158	87,382	24,144	44,426	41,824	523,934	638,577	—	—	1,162,511

Borrowings	83,019	55,567	13,892	11,937	—	164,415	196,290	—	—	360,705

Total segment liabilities	83,019	55,567	13,892	11,937	—	164,415	196,290	—	—	360,705

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Segment information (continued)

Segment analysis for the year ended December 31, 2010

	Farming						Sugar, Ethanol	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	Coffee	Cattle	Farming subtotal	and Energy
Sales of manufactured products and services rendered	344	59,280	—	2,709	3,718	66,051	228,478	—	—	294,529
Cost of manufactured products sold and services rendered	—	(52,017)	—	(2,546)	—	(54,563)	(164,638)	—	—	(219,201)

Gross Profit / (loss) from Manufacturing Activities	344	7,263	—	163	3,718	11,488	63,840	—	—	75,328

Sales of agricultural produce and biological assets	107,818	2,305	14,297	4,863	2,407	131,690	48	—	—	131,738
Cost of agricultural produce sold and direct agricultural selling expenses	(107,818)	(2,305)	(14,297)	(4,863)	(2,407)	(131,690)	(48)	—	—	(131,738)
Initial recognition and changes in fair value of biological assets and agricultural produce	38,879	9,360	9,129	(2,630)	737	55,475	(86,003)	—	—	(30,528)
Gain from changes in net realizable value of agricultural produce after harvest	7,482	—	—	517	—	7,999	—	—	—	7,999

Gross Profit / (loss) from Agricultural Activities	46,361	9,360	9,129	(2,113)	737	63,474	(86,003)	—	—	(22,529)

Margin on Manufacturing and Agricultural Activities Before Operating Expenses	46,705	16,623	9,129	(1,950)	4,455	74,962	(22,163)	—	—	52,799

General and administrative expenses	(7,087)	(3,773)	(2,910)	(983)	(350)	(15,103)	(19,080)	—	(22,379)	(56,562)
Selling expenses	(1,522)	(8,154)	(333)	(655)	(175)	(10,839)	(41,689)	—	—	(52,528)
Other operating income, net	(6,194)	345	—	(2,165)	70	(7,944)	5,305	20,837	26	18,224
Share of loss of joint ventures	—	—	(50)	—	—	(50)	—	—	—	(50)

Profit / (loss) from Operations Before Financing and Taxation	31,902	5,041	5,836	(5,753)	4,000	41,026	(77,627)	20,837	(22,353)	(38,117)

Depreciation and amortization	(1,711)	(2,080)	(423)	(449)	(333)	(4,996)	(32,567)	—	—	(37,563)
Initial recognition and changes in fair value of biological assets (unrealized)	8,719	6,273	3,610	(2,450)	(36)	16,116	(96,795)	—	—	(80,679)
Initial recognition and changes in fair value of agricultural produce (unrealized)	7,229	742	—	(71)	—	7,900	405	—	—	8,305
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	22,931	2,345	5,519	(109)	773	31,459	10,387	—	—	41,846
Gain from changes in net realizable value of agricultural produce after harvest (unrealized)	2,050	—	—	(523)	—	1,527	—	—	—	1,527
Gain from changes in net realizable value of agricultural produce after harvest (realized)	5,432	—	—	1,040	—	6,472	—	—	—	6,472

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

Total reportable segments’ assets are reconciled to total assets as per the statement of financial position as follows:

	2012	2011
Total reportable assets as per Segment Information	1,335,487	1,162,511
Intangible assets (excluding goodwill)	1,780	1,869
Deferred income tax assets	35,391	37,081
Trade and other receivables	179,878	156,927
Other assets	1,398	1,408
Derivative financial instruments	5,212	10,353
Cash and cash equivalents	218,809	330,546

Total assets as per the Statement of Financial Position	1,777,955	1,700,695

Total segment liabilities are measured in a manner consistent with that of the consolidated financial statements. These liabilities are allocated based on the operations of the segment.

Total reportable segments’ liabilities are reconciled to total liabilities as per the statement of financial position as follows:

	2012	2011
Total reportable liabilities as per Segment Information	539,133	360,705
Trade and other payables	104,260	122,438
Deferred income tax liabilities	75,389	92,989
Payroll and social liabilities	24,460	18,441
Provisions for other liabilities	2,732	4,327
Current income tax liabilities	187	872
Derivative financial instruments	5,751	6,054

Total liabilities as per the Statement of Financial Position	751,912	605,826

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

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Segment information (continued)

As of and for the year ended December 31, 2012:

	Argentina	Brazil	Uruguay	Total
Property, plant and equipment	272,730	597,284	10,883	880,897
Investment property	15,542	—	—	15,542
Intangible assets	1,187	593	—	1,780
Goodwill	19,329	11,771	—	31,100
Investment in joint ventures	2,613	—	—	2,613
Non-current portion of biological assets	12,885	212,081	—	224,966

Initial recognition and changes in fair value of biological assets and agricultural produce	39,475	(25,002)	2,170	16,643
(Loss) Gain from changes in net realizable value of agricultural produce after harvest	16,190	(31)	(155)	16,004
Sales of manufactured products sold and services rendered	96,945	282,536	45	379,526
Sales of agricultural produce and biological assets	178,990	31,956	14,228	225,174

As of and for the year ended December 31, 2011:

	Argentina	Brazil	Uruguay	Total
Property, plant and equipment	281,696	467,509	10,491	759,696
Investment property	27,883	—	—	27,883
Intangible assets	1,129	740	—	1,869
Goodwill	22,263	12,623	—	34,886
Investment in joint ventures	4,299	—	—	4,299
Non-current portion of biological assets	10,679	177,294	—	187,973

Initial recognition and changes in fair value of biological assets and agricultural produce	47,196	37,617	1,998	86,811
Gain from changes in net realizable value of agricultural produce after harvest	10,539	651	(667)	10,523
Sales of manufactured products sold and services rendered	86,606	279,251	—	365,857
Sales of agricultural produce and biological assets	143,505	29,864	8,858	182,227

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

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.	Property, plant and equipment

Changes in the Group’s property, plant and equipment in 2012 and 2011 were as follows:

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and fittings	Computer equipment	Vehicles	Work in progress	Total
At January 1, 2011
Cost	305,412	3,069	193,358	330,647	2,874	2,862	38,472	876,694
Accumulated depreciation	—	(2,824)	(28,110)	(90,737)	(1,272)	(1,759)	—	(124,702)

Net book amount	305,412	245	165,248	239,910	1,602	1,103	38,472	751,992

Year ended December 31, 2011
Opening net book amount	305,412	245	165,248	239,910	1,602	1,103	38,472	751,992
Exchange differences	(26,619)	(24)	(16,958)	(24,265)	(130)	(60)	(3,344)	(71,400)
Additions	7,272	145	1,522	10,599	510	304	70,591	90,943
Acquisition of subsidiary (Note 32)	30,863	241	76	161	—	56	—	31,397
Transfers	—	639	14,336	6,074	114	—	(21,163)	—
Transfers from investment property (Note 7)	1,145	—	—	—	—	—	—	1.145
Disposals	(4,388)	(2)	(1,630)	(534)	(13)	(40)	—	(6,607)
Reclassification to non-income tax credits (*)	—	—	—	(3,021)	—	—	—	(3,021)
Depreciation (Note 26)	—	(314)	(8,977)	(24,483)	(609)	(370)	—	(34,753)

Closing net book amount	313,685	930	153,617	204,441	1,474	993	84,556	759,696

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.	Property, plant and equipment (continued)

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and fittings	Computer equipment	Vehicles	Work in progress	Total
At December 31, 2011
Cost	313,685	4,068	190,704	319,661	3,355	3	84,556	919,151
Accumulated depreciation	—	(3,138)	(37,087)	(115,220)	(1,881)	(2,129)	—	(159,455)

Net book amount	313,685	930	153,617	204,441	1,474	993	84,556	759,696

Year ended December 31, 2012
Opening net book amount	313,685	930	153,617	204,441	1,474	993	84,556	759,696
Exchange differences	(34,911)	2	(13,800)	(17,418)	(123)	(254)	(9,348)	(75,852)
Additions	—	29	756	35,840	862	1,585	208,507	247,579
Acquisition of subsidiary (Note 32)	—	—	—	—	—	—	—	—
Transfers from investment property (Note 7)	9,625	—	—	—	—	—	—	9,625
Transfers	—	9,287	24,528	26,634	27	—	(60,476)	—
Disposals	—	—	(85)	(806)	(6)	(26)	—	(923)
Disposals of subsidiaries	(4,118)	—	(30)	(1)	—	—	—	(4,149)
Reclassification to non-income tax credits (*)	—	—	(188)	(774)	—	—	—	(962)
Depreciation (Note 26)	—	(1,731)	(15,912)	(35,275)	(641)	(558)	—	(54,117)

Closing net book amount	284,281	8,517	148,886	212,641	1,593	1,740	223,239	880,897

At December 31, 2012
Cost	284,281	13,386	201,885	363,136	4,115	4,427	223,239	1,094,469
Accumulated depreciation	—	(4,869)	(52,999)	(150,495)	(2,522)	(2,687)	—	(213,572)

Net book amount	284,281	8,517	148,886	212,641	1,593	1,740	223,239	880,897

(*)	Brazilian federal tax law allows entities to take a percentage of the total cost of the assets purchased as a tax credit. As of December 31, 2012, ICMS tax credits were reclassified to trade and other receivables.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.	Property, plant and equipment (continued)

An amount of US$ 47,935; US$ 28,407 and US$ 29,603 of depreciation charges are included in “Cost of manufactured products sold and services rendered” for the years ended December 31, 2012, 2011 and 2010, respectively. An amount of US$ 5,557; US$ 4,424 and US$ 7,614 of depreciation charges are included in “General and administrative expenses” for the years ended December 31, 2012, 2011 and 2010, respectively. An amount of US$ 625, US$ 1,016 and US$ nil of depreciation charges are included in “Selling expenses” for the years ended December 31, 2012, 2011 and 2010, respectively. An amount of US$ nil, US$ 906 and US$ nil of depreciation charges were not charged to the statement of income and were capitalized in “Inventories” for the years ended December 31, 2012, 2011 and 2010, respectively.

During the year ended December 31, 2012, borrowing costs of US$ 17,506 (2011: US$ 1,918) were capitalized as components of the cost of acquisition or construction for qualifying assets.

Certain of the Group’s assets have been pledged as collateral to secure the Group’s borrowings and other payables. The net book value of the pledged assets amounts to US$ 305,032 as of December 31, 2012 (2011: US$ 319,392).

Where assets are financed by leasing agreements and substantially all the risks and rewards of ownership are substantially transferred to the Group (“finance leases”) the assets are treated as if they had been purchased outright and the corresponding liability to the leasing company is included as an obligation under finance leases. Depreciation on assets held under finance leases is charged to the income statement on the same basis as owned assets. Leasing payments are treated as consisting of capital and interest elements and the interest is charged to the statement of income as a financing charge. Assets under finance leases comprise vehicles, machinery and equipment. All other leases are treated as operating leases and the relevant annual rentals are charged to the statement of income as incurred (see Note 31).

7.	Investment property

Changes in the Group’s investment property in 2012 and 2011 were as follows:

	2012	2011
Beginning of the year	27,883	21,417
Acquisition of subsidiary (Note 32)	—	9,670
Transfers (i)	(9,625)	(1,145)
Exchange difference	(2,716)	(2,059)

End of the year	15,542	27,883

Cost	15,542	27,883
Accumulated depreciation	—	—

Net book amount	15,542	27,883

The following amounts have been recognized in the statement of income in the line “Sales of manufactured products and services rendered”:

	2012	2011	2010
Rental income	4,735	4,980	3,718

(i)	Transferred to property, plant and equipment in 2012 and 2011. Relates to finalization of contracts with third parties.

As of December 31, 2012, the fair value of investment property was US$ 67 million (2011: US$ 86.6 million).

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

8.	Intangible assets

Changes in the Group’s intangible assets in 2012 and 2011 were as follows:

	Goodwill	Trademarks	Software	Others	Total
At January 1, 2011
Cost	26,494	2,773	667	—	29.934
Accumulated amortization	—	(889)	(392)	—	(1,281)

Net book amount	26,494	1,884	275	—	28,653

Year ended December 31, 2011
Opening net book amount	26,494	1,884	275	—	28,653
Exchange differences	(2,747)	(105)	(43)	—	(2,895)
Additions	—	—	195	—	195
Acquisition of subsidiary (Note 32)	11,139	—	—	—	11,139
Amortization charge (i) (Note 26)	—	(187)	(150)	—	(337)

Closing net book amount	34,886	1,592	277	—	36,755

At December 31, 2011
Cost	34,886	2,667	818	—	38,371
Accumulated amortization	—	(1,075)	(541)	—	(1,616)

Net book amount	34,886	1,592	277	—	36,755

Year ended December 31, 2012
Opening net book amount	34,886	1,592	277	—	36,755
Exchange differences	(3,786)	(65)	(32)	—	(3,883)
Additions	—	—	276	83	359
Acquisition of subsidiaries (Note 32)	—	—	—	—	—
Amortization charge (i) (Note 26)	—	(171)	(180)	—	(351)

Closing net book amount	31,100	1,356	341	83	32,880

At December 31, 2012
Cost	31,100	2,602	1,062	83	34,847
Accumulated amortization	—	(1,246)	(721)	—	(1,966)

Net book amount	31,100	1,356	341	83	32,880

(i)	An amount of US$ 180 and US$ 149 of amortization charges are included in “General and administrative expenses” for the years ended December 31, 2012 and 2011, respectively. An amount of US$ 171 and US$ 186 of amortization charges are included in “Selling expenses” for the years ended December 31, 2012 and 2011, respectively. There were no impairment charges for any of the years presented (see Note 4 (b)).

9.	Biological assets

Changes in the Group’s biological assets in 2012, 2011 and 2010 were as follows:

	2012	2011
Beginning of the year	239,600	186,757
Increase due to purchases	1,678	1,683
Disposal of subsidiary (Note 16)	—	—
Acquisition of subsidiary (Note 32)	—	1,495
Initial recognition and changes in fair value of biological assets (i)	16,643	86,811
Decrease due to harvest	(317,645)	(331,278)
Decrease due to sales	(2,309)	(2,842)
Costs incurred during the year	376,740	319,089
Exchange differences	(16,571)	(22,115)

End of the year year	298,136	239,600

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

9.	Biological assets (continued)

(i)	Biological asset with a production cycle of more than one year (that is, sugarcane, coffee, dairy and cattle) generated “Initial recognition and changes in fair value of biological assets” amounting to US$ (25,291) for the year ended December 31, 2012 (2011: US$ 38,658; 2010: US$ (78,767)). In 2012, an amount of US$ (21,984) (2011: US$ 101,671; 2010: US$ (60,146)) was attributable to price changes, and an amount of US$ (3,307) (2011: US$ (63,013); 2010: US$ (18,621)) was attributable to physical changes.

Biological assets in 2012, 2011 and 2010 were as follows:

	2012	2011
Non-current
Cattle for dairy production (i)	12,149	9,338
Other cattle (ii)	736	1,341
Sown land - coffee (iii)	16,211	18,369
Sown land - sugarcane (iii)	195,870	158,925

	224,966	187,973

Current
Other cattle (iv)	243	160
Sown land - crops (ii)	42,091	28,300
Sown land - rice (ii)	30,836	23,167

	73,170	51,627

Total biological assets	298,136	239,600

(i)	Classified as bearer and mature biological assets.
(ii)	Classified as consumable and immature biological assets.
(iii)	Classified as bearer and immature biological assets.
(iv)	As of December 31, 2012, and amount of US$ 243 (2011: 124) was classified as consumable and mature biological assets, and an amount of US$ nil (2011: 36) was classified as consumable and immature biological assets.

The fair value less estimated point of sale costs of agricultural produce at the point of harvest amounted to US$ 304,221 for the year ended December 31, 2012 (2011: US$ 325,843; 2010: US$ 241,762).

A drought occurred during December 2011 affecting some of farms in Argentina and Uruguay. As a result, the expected yield consider in the Biological Asset model was reduced generating a negative impact in “Initial recognition and changes in fair value of biological assets and agricultural produce” of US$ 4.5 million as of December 31, 2011.

10.	Investments in joint ventures

The investment in joint ventures represents the Group’s share of 50% in Grupo La Lacteo.

The Milk Supply Offer Agreement signed between Adeco Agropecuaria S.A. (a group subsidiary) with La Lacteo establishes that Adeco Agropecuaria S.A. is committed to sell to La Lacteo and La Lacteo is obligated to purchase certain amount of the daily milk production subject to certain conditions. However, Adeco Agropecuaria S.A. is not obligated to sell to La Lacteo and La Lacteo is not obligated to purchase more than 50% of its milk requirements for a four-month period subject to certain conditions.

	2012	2011
At the beginning of the year	4,299	6,271
Share of loss	(2,761)	(1,034)
Exchange differences	(646)	(938)
Capital contribution	3,000	—
Impairment charge (*)	(1,279)	—

At the end of the year	2,613	4,299

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.	Investments in joint ventures (continued)

(*)	Impairment loss recognized due to the continuous operating losses in La Lacteo.

The following amounts represent the Group’s 50% share of the assets (including goodwill) and liabilities, and income and expenses of the joint venture:

	2012	2011
Assets:
Non-current assets	4,185	5,633
Current assets	5,672	5,883

	9,857	11,516

Liabilities:
Non-current liabilities	659	1,138
Current liabilities	6,585	6,079

	7,244	7,217

Net assets of joint venture	2,613	4,299

	2012	2011	2010
Income	1,616	2,040	1,989
Expenses	(4,377)	(3,074)	(2,039)

Loss after income tax	(2,761)	(1,034)	(50)

There are no contingent liabilities relating to the group’s interest in the joint venture, and no contingent liabilities of the venture itself.

11.	Financial assets

In December 2012, the Group disposed of a 51% interest out of the 100% interest held in Santa Regina Agropecuaria S.A. at a consideration of US$ 12.4 million. The Group granted an option to the buyer to acquire the remaining 49% interest at any time on or before June 2014 at a fixed price US$ 13.1 million. The Group evaluated the effect of potential voting rights arising from the option and concluded that the interest retained in Santa Regina corresponds to a financial asset to be accounted for under IAS 39. This financial asset has been classified as an available for sale asset. See Note 16 for additional details.

12.	Financial instruments by category

The following tables show the carrying amounts of financial assets and financial liabilities by category of financial instrument and reconciliation to the corresponding line item in the statements of financial position, as appropriate. Since the line items “Trade and other receivables, net” and “Trade and other payables” contain both financial instruments and non-financial assets or liabilities (such as other tax receivables or advance payments for services to be received in the future), the reconciliation is shown in the columns headed “Non-financial assets” and “Non-financial liabilities.”

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

12.	Financial instruments by category (continued)

	Loans and receivables	Assets at fair value through profit and loss	Available for sale assets	Subtotal financial assets	Non-financial assets	Total

December 31, 2012 Assets as per statement of financial position
Trade and other receivables	68,833	—	—	68,833	111,045	179,878
Equity investment in Santa Regina	—	—	11,878	11,878	—	11,878
Derivative financial instruments	—	5,212	—	5,212	—	5,212
Cash and cash equivalents	218,809	—	—	218,809	—	218,809

Total	287,642	5,212	11,878	304,732	111,045	415,777

	Liabilities at fair value through profit and loss	Other financial liabilities at amortized cost	Subtotal financial liabilities	Non-financial liabilities	Total
Liabilities as per statement of financial position
Trade and other payables	—	96,800	96,800	7,460	104,260
Borrowings (excluding finance lease liabilities)	—	538,012	538,012	—	538,012
Finance leases	—	1,121	1,121	—	1,121
Derivative financial instruments	5,751	—	5,751	—	5,751

Total	5,751	635,933	641,684	7,460	649,144

	Loans and receivables	Assets at fair value through profit and loss	Subtotal financial assets	Non-financial assets	Total

December 31, 2011 Assets as per statement of financial position
Trade and other receivables	71,383	—	71,383	85,544	156,927
Derivative financial instruments	—	10,353	10,353	—	10,353
Cash and cash equivalents	330,546	—	330,546	—	330,546

Total	401,929	10,353	412,282	85,544	497,826

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

12.	Financial instruments by category (continued)

	Liabilities at fair value through profit and loss	Other financial liabilities at amortized cost	Subtotal financial liabilities	Non-financial liabilities	Total
Liabilities as per statement of financial position
Trade and other payables	—	114,181	114,181	8,257	122,438
Borrowings (excluding finance lease liabilities)	—	360,507	360,507	—	360,507
Finance leases	—	198	198	—	198
Derivative financial instruments	6,054	—	6,054	—	6,054

Total	6,054	474,886	480,940	8,257	489,197

Liabilities carried at amortized cost also included liabilities under finance leases where the Group is the lessee and which therefore have to be measured in accordance with IAS 17. The categories disclosed are determined by reference to IAS 39. Finance leases are excluded from the scope of IFRS 7. Therefore, finance leases have been shown separately.

Because of the short maturities of most trade accounts receivable and payable, other receivables and liabilities, and cash and cash equivalents, their carrying amounts at the closing date do not differ significantly from their respective fair values. The fair value of long-term borrowings is disclosed in Note 21.

Income, expense, gains and losses on financial instruments can be assigned to the following categories:

	Loans and receivables	Assets/ liabilities at fair value through profit and loss	Other financial liabilities at amortized cost	Total

December 31, 2012

Interest income (i)	11,249	—	—	11,249

Interest expense (i)	—	—	(27,672)	(27,672)
Foreign exchange gains/ (losses) (ii)	(15,915)	—	(10,165)	(26,080)
Gain from derivative financial instruments(iii)	—	(4,002)	—	(4,002)

Net result	(4,666)	(4,002)	(37,837)	(46,505)

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

12.	Financial instruments by category (continued)

	Loans and receivables	Assets/ liabilities at fair value through profit and loss	Other financial liabilities at amortized cost	Total

December 31, 2011

Interest income (i)	8,019	—	—	8,019

Interest expense (i)	—	—	(34,017)	(34,017)
Foreign exchange gains/ (losses) (ii)	9,899	1,405	(23,987)	(12,683)
Gain from derivative financial instruments(iii)	—	17,417	—	17,417

Net result	17,918	18,822	(58,004)	(21,264)

	Loans and receivables	Assets/ liabilities at fair value through profit and loss	Other financial liabilities at amortized cost	Total

December 31, 2010

Interest income (i)	1,341	—	—	1,341

Interest expense (i)	—	—	(34,369)	(34,369)
Foreign exchange gains/ (losses) (ii)	372	—	(11,029)	(10,657)
Loss from derivative financial instruments(iii)	—	5,124	—	5,124

Net result	1,713	5,124	(45,398)	(38,561)

(i)	Included in “Financial results, net” in the statement of income.
(ii)	Included in “Financial results, net” in the statement of income.
(iii)	Included in “Other operating income, net” and “Financial results, net” in the statement of income.

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

As of December 31, 2012 and 2011, the financial instruments recognized at fair value on the statement of financial position comprise derivative financial instruments.

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

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no observable market data are available. The inputs used reflect the Group’s assumptions regarding the factors, which market players would consider in their pricing. The Group uses the best available information for this, including internal company data. The Group does not have financial instruments allocated to this level for any of the years presented.

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of December 31, 2012 and 2011 and their allocation to the fair value hierarchy:

	2012
	Level 1	Level 2	Level 3	Total
Assets
Derivative financial instruments	5,212	—	—	5,212
Equity investment in Santa Regina	—	11,878	—	11,878

Total assets	5,212	11,878	—	17,090

Liabilities
Derivative financial instruments	(361)	(5,390)	—	(5,751)

Total liabilities	(361)	(5,390)	—	(5,751)

	2011
	Level 1	Level 2	Level 3	Total
Assets
Derivative financial instruments	10,353	—	—	10,353

Total assets	10,353	—	—	10,353

Liabilities
Derivative financial instruments	671	5,383	—	6,054

Total liabilities	671	5,383	—	6,054

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

12.	Financial instruments by category (continued)

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for this purpose, details of which may be obtained from the following table:

Concept	Pricing Method	Parameters	Pricing Model
Futures	Quoted price	-	-

Options	Quoted price	-	-

Options/ OTC	Quoted price	-	Montecarlo

Foreign-currency interest-rate swaps	Theoretical price	Swap curve; Money market interest-rate curve; Foreign-exchange curve.	Present value method

Interest-rate swaps	Theoretical price	Swap curve; Money market interest-rate curve	Present value method

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

13.	Trade and other receivables, net

	2012	2011
Non current
Receivables from related parties (Note 34)	2,253	63

Trade receivables - net	2,253	63

Advances to suppliers	12,850	2,719
Income tax credits	4,594	3,682
Non-income tax credits (i)	16,528	6,988
Receivable from disposal of subsidiary (Note 16)	2,094	—
Cash collateral	2,049	1,469
Other receivables	3,662	824

Non current portion	44,030	15,746

Current
Trade receivables	41,067	38,178
Receivables from related parties (Note 34)	144	4,846
Less: Allowance for trade receivables	(588)	(1,622)

Trade receivables - net	40,623	41,402

Prepaid expenses	12,766	12,102
Advances to suppliers	11,213	11,872
Income tax credits	4,256	2,522
Non-income tax credits (i)	48,838	45,659
Cash collateral	296	1,792
Receivable from disposal of farmland (Note 16)	3,018	18,090
Receivable from disposal of subsidiaries (Note 16)	9,395	—
Other receivables	5,443	7,743

Subtotal	95,225	99,779

Current portion	135,848	141,181

Total trade and other receivables, net	179,878	156,927

(i)	Includes US$ 962 reclassified from property, plant and equipment.

The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other receivables approximate their carrying amount, as the impact of discounting is not significant.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

13.	Trade and other receivables, net (continued)

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies (expressed in US dollars):

	2012	2011
Currency
US Dollar	50,184	51,338
Argentine Peso	50,422	42,163
Uruguayan Peso	565	803
Brazilian Reais	78,707	62,622

	179,878	156,927

As of December 31, 2012 trade receivables of US$ 2,662 (2011: US$ 18,938) were past due but not impaired. The ageing analysis of these receivables is as follows:

	2012	2011
Up to 3 months	2,408	17,996
3 to 6 months	46	914
Over 6 months	208	28

	2,662	18,938

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

Movements on the Group’s allowance for trade receivables are as follows:

	2012	2011
At January 1	1,622	1,323
Charge of the year	272	740
Unused amounts reversed	(21)	(385)
Used during the year	(1,086)	—
Exchange differences	(199)	(64)

At December 31	588	1,622

The creation and release of allowance for trade receivables have been included in “Selling expenses” in the statement of income. Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

The other classes within other receivables do not contain impaired assets.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above. The Group holds mortgages as collateral for the sale of La Macarena and Agrícola Ganadera San José S.R.L. The shares of Santa Regina S.A. are also pledged in favor of the Group as collateral for the receivable of the 51% of the company (see Note 16).

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

13.	Trade and other receivables, net (continued)

As of December 31, 2012, approximately 81% (2011: 36%) of the outstanding unimpaired trade receivables (neither past due nor impaired) relate to sales to 10 well-known multinational companies with good credit quality standing, including but not limited to Compersucar Trading A.V.V., Bunge, Camara de Comercializacao de Energia Electrica CCEE, Establecimiento Las Marias, or its affiliates, among others. Most of these entities or their parent companies are externally credit-rated. The Group reviews these external ratings from credit agencies.

The remaining percentage as of December 31, 2012 and 2011 of the outstanding unimpaired trade receivables (neither past due nor impaired) relate to sales to a dispersed large quantity of customers for which external credit ratings may not be available. However, the total base of customers without an external credit rating is relatively stable.

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

14.	Inventories

	2012	2011
Raw materials	36,607	31,539
Finished goods.	56,508	60,067
Stocks held by third parties	2,195	4,528
Others	11	13

	95,321	96,147

The cost of inventories recognized as expense and included in “Cost of manufactured products sold and services rendered” amounted to US$ 263,978 for the year ended December 31, 2012 (2011: US$ 226,413 and 2010: US$ 208,485). The cost of inventories recognized as expense and included in “Cost of agricultural produce sold and direct agricultural selling expenses” amounted to US$ 174,602 for the year ended December 31, 2012 (2011: US$ 148,177 and 2010: US$ 101,288).

15.	Cash and cash equivalents

	2012	2011
Cash at bank and on hand	137,980	238,902
Short-term bank deposits	80,829	91,644

	218,809	330,546

16.	Disposals

Year ended December 31, 2012

On June 29, 2012, the Group sold its 100% interest in Agricola Ganadera San Jose S.A., a subsidiary whose main assets comprised of farmland, at a consideration of US$ 9.3 million. The sale price was collected US$ 5 million in cash and the remaining amount will be collected in two equal installments plus interest in June 2013 and 2014. This transaction resulted in a gain of US$ 8 million recorded in other operating income in the statement of income.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.	Disposals (continued)

On December 27, 2012, the Group disposed of a 51% interest out of the 100% interest held in Santa Regina Agropecuaria S.A. at a consideration of US$ 12.4 million. The main asset of the subsidiary is the Santa Regina farm located in General Villegas, Province of Buenos Aires, Argentina. The Group granted an option to the buyer to acquire the remaining 49% interest on or before June 2014 at US$ 13.1 million. The Group entered into a lease contract with the buyer to use the land for the next two crop years as from May 2013. The sale price was collected US$ 5.2 million in cash and the remaining amount will be collected in two installments plus interest, US$ 1 million in June 2013 and US$ 6.2 million in December 2013. As discussed in Note 11, the Group evaluated the effect of potential voting rights arising from the option and concluded that the interest retained in Santa Regina represents an available for sale financial asset under IAS 39.

The transaction generated a gain for the sale of US$ 9 million. In addition, since the Group ceased to have control over the subsidiary, the retained 49% interest was remeasured to its fair value and a gain of US$ 10.4 million was recognized in the statement of income under “Other operating income, net”.

Year ended December 31, 2011

On November 30, 2011 the Group completed the sale of “La Alegría”, a 2,438 hectare farm located in General Villegas, province of Buenos Aires, Argentina, for a total consideration of US$13.7 million. This transaction resulted in a gain of US$ 8.8 million included within “Other operating income, net”. As of December 31, 2012, the Group collected all the credit.

Year ended December 31, 2010

On December 21, 2010 the Group completed the sale of La Macarena, a farm located in Río Negro, Uruguay for cash consideration of US$ 34 million. This transaction resulted in a gain of US$ 20.8 million included within “Other operating income, net” in the statement of income as of December 31, 2010. The Group collected US$ 31 million in cash during the year ended December 31, 2012. The remaining amount will be collected in 2013 (see Note 13).

17.	Shareholders’ contributions

The share capital of the Group is represented by common shares with a nominal value of US$ 1.5 per share and one vote each.

	Number of shares	Share capital and share premium
At 1 January 2010	120,000	683,343
Contributed capital	—	—

At 31 December 2010	120,000	683,343
At January 24, 2011, after reverse stock split (1)	80,000	683,343
Issue of shares on January 28, 2011 (2)	40,069	423,030
Employee share options exercised (Note 18)	37	326
Restricted shares issued (Note 18)	427	641
Restricted shares exercised (Note 18)	—	746
Non controlling interest acquired (3)	—	(1,281)

At 31 December 2011	120,533	1,106,805
Employee share options exercised (Note 18)	32	312
Restricted shares vested (Note 18)	—	1,347
Non controlling interest acquired through exchange of Shares (4)	1,655	15,199

At 31 December 2012	122,220	1,123,663

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.	Shareholders’ contributions (continued)

(1)	The Extraordinary General Meeting of Adecoagro’s shareholders held on January 24, 2011 approved a reverse stock split of Adecoagro’s common shares, changing the nominal value of Adecoagro’s common shares from US$ 1 to US$ 1,5. Therefore, Adecoagro reduced total shares outstanding as of that date from 119,999,997 shares to 79,999,985 shares.
(2)	On January 28, 2011 the Company successfully completed an initial public offering (IPO) of its shares in the New York Stock Exchange. The Company issued 28,405,925 shares, at a price of US$ 11 per share. In addition, on February 11, 2011, the Company issued 4,285,714 shares, at a price of US$ 11 per share, as a consequence of the over-alloment option exercised by the underwriters of the initial public offering, raising an overall amount of approximately US$ 359 million.

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

The Company used these funds to finance part of the construction costs of Ivinhema (sugar and ethanol mill in Brazil) and for potential investments in the acquisition of farmland and capital expenditures required in the expansion of the farming business.

Related transaction costs totaling US$ 15 million net of tax have been netted off with the deemed proceeds, on the Share premium issued.

During 2011, the Company agreed to contribute the full proceed from the IPO to International Farmland Holdings LP, increasing its interest to 98.64%.

(3)	As a consequence of new contributions made in International Farmland Holdings LP fully attributable to the Group, non controlling interest was reduced from 2% to 1.36%.
(4)	During 2012, the Company issued 1,654,752 shares to certain limited partners of International Farmland Holdings LP (“IFH”) in exchange for their residual interest, totaling 1.36% interest in IFH. After this exchange, the Company holds 100% of IFH interest.

18.	Equity-settled share-based payments

The Group has set a “2004 Incentive Option Plan” and a “2007/2008 Equity Incentive Plan” (collectively referred to as “Option Schemes”) under which the Group grants equity-settled options to senior managers and selected employees of the Group’s subsidiaries. Additionally, in 2010 the Group has set a “Adecoagro Restricted Share and Restricted Stock Unit Plan” (referred to as “Restricted Share Plan”) under which the Group grants restricted shares to senior and medium management and key employees of the Group’s subsidiaries.

(a)	Option Schemes

The Group recognized aggregate compensation expense of US$ 0.2 million for the year ended December 31, 2012 (2011: US$ 0.9 million; 2010: US$ 1.7 million) related to the options granted under the Option Schemes.

The fair value of the options under the Option Schemes was measured at the date of grant using the Black-Scholes valuation technique. This valuation model takes into account factors such as non transferability, expected volatility, exercise restrictions and behavioral considerations.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

18.	Equity-settled unit-based payments (continued)

Key grant-date fair value and other assumptions under the Option Schemes are detailed below:

Grant Date	Jan 2009	Nov 2009	Jan 2010	Jan 2010	Jun 2010	Sep 2010	Sep 2010

Expected volatility	21%	22%	22%	22%	22%	22%	22%
Expected life	6.50	6.50	6.5	6.5	6.5	6.5	6.5
Risk free rate	1,85%	2,31%	2.34%	2.34%	1.79%	1.41%	1.41%
Expected dividend yield	0%	0%	0%	0%	0%	0%	0%
Fair value per option	$3.52	$3.78	$3.62	$3.38	$3.17	$3.05	$3.28
Possibility of ceasing employment before vesting	0.02%	0.21%	0.21%	0.21%	0.38%	0.43%	0.43%
Exercise price	$13.40	$13.40	$12.82	$13.40	$13.40	$13.40	$12.82

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

Movements in the number of equity-settled options outstanding and their related weighted average exercise prices under the Adecoagro/ IFH 2004 Stock Incentive Option Plan are as follows:

	2012		2011		2010
	Average exercise price per share	Options (thousands)	Average exercise price per share	Options (thousands)	Average exercise price per share	Options (thousands)

At January 1	6.68	2,134	6.74	2,401	6.74	2,401
Forfeited	8.62	(2)	7.31	(230)	—	—
Exercised	6.71	(32)	5.83	(37)	—	—

At December 31	6.68	2,100	6.68	2,134	6.74	2,401

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

18.	Equity-settled unit-based payments (continued)

Options outstanding at year end under the Adecoagro/ IFH 2004 Incentive Option Plan have the following expiry date and exercise prices:

	Exercise price per share
		Shares (in thousands)
Expiry date:		2012	2011	2010
May 1, 2014	5.83	674	674	674
May 1, 2015	5.83	553	556	572
May 1, 2016	5.83	173	192	320
February 16, 2016	7.11	110	110	110
October 1, 2016	8,62	590	602	725

		2,100	2,134	2,401

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

Movements in the number of equity-settled options outstanding and their related weighted average exercise prices under the Adecoagro/ IFH 2007/2008 Equity Incentive Plan are as follows:

	2012		2011		2010
	Average exercise price per share	Options (thousands)	Average exercise price per share	Options (thousands)	Average exercise price per share	Options (thousands)

At January 1	13.06	2,038	13.06	2,228	13.02	2,030
Granted	—	—	—	—	13.25	198
Forfeited	13.06	(24)	12.89	(190)	—	—

At December 31	13.06	2,013	13.06	2,038	13.06	2,228

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

18.	Equity-settled unit-based payments (continued)

Options outstanding at year-end under the Adecoagro/ IFH 2007/2008 Equity Incentive Plan have the following expiry date and exercise prices:

	Exercise price per share
		Shares (in thousands)
Expiry date:		2012	2011	2010
Dec 1, 2017	12.82	1,138	1,149	1,313
Jan 30, 2019	13.40	687	687	700
Nov 1, 2019	13.40	8	18	18
Jan 30, 2020	12.82	28	32	35
Jan 30, 2020	13.40	71	71	81
Jun 30, 2020	13.40	22	22	22
Sep 1, 2020	13.40	44	44	44
Sep 1, 2020	12.82	15	15	15

		2,013	2,038	2,228

The following table shows the exercisable shares at year end under both the Adecoagro/ IFH 2004 Incentive Option Plan and the Adecoagro/ IFH 2007/ 2008 Equity Incentive Plan:

Exercisable shares in thousands
2012	3,849
2011	3,681
2010	3,318

During 2012, 32,439 options were exercised under the 2004 Incentive Option Plan. Accordingly, the Group issued and registered these shares with a nominal value of US$ 1.5.

(b)	Restricted Share and Restricted Stock Unit Plan

The Restricted Share and Restricted Stock Unit Plan was effectively established in 2010 and amended in November 2011 is administered by the Compensation Committee of the Company. Restricted shares under the Restricted Share or Restricted Stock Units Plan vest over a 3-year period from the date of grant at 33% on each anniversary of the grant date. Participants are entitled to receive one common share of the Company for each restricted share or restricted unit issued. For the Restricted Share Plan there are no performance requirements for the delivery of common shares, except that a participant’s employment with the Group must not have been terminated prior to the relevant vesting date. If the participant ceases to be an employee for any reason, any unvested restricted share shall not be converted into common shares and the participant shall cease for all purposes to be a shareholder with respect to such shares.

On July 18, 2011, the Group issued and registered 427,293 restricted shares with a nominal value of US$ 1.5, which were granted under the Restricted Share Plan. While the restricted shares are not vested, they are recognized in “Other reserves”. Once they are vested, the reserve is reversed and a share premium is recognized.

During 2012, 120,811 (2011: 68,718) restricted shares were vested.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

18.	Equity-settled unit-based payments (continued)

At December 31, 2012, the Group recognized compensation expense US$ 3.8 million related to the restricted shares granted under the Restricted Share Plan (2011: US$ 2.8 million).

The restricted shares under the Restricted Share Plan were measured at fair value at the date of grant.

Key grant-date fair value and other assumptions under the Restricted Share Plan are detailed below:

Grant Date	Apr 1, 2011	Apr 1, 2011	May 13, 2011	Apr 1, 2012	May 15, 2012

Fair value	12.69	12.69	12.36	9.81	9.33
Possibility of ceasing employment before vesting	5%	10%	0%	5%	0%

Movements in the number of restricted shares outstanding under the Restricted Share Plan are as follows:

	Restricted shares (thousands)	Restricted stock units (thousands)
	2012	2012
At January 1	356	—
Granted (1)	—	515
Forfeited	(2)	—
Vested	(121)	—

At December 31	234	515

(1)	Approved by the Board of Directors of March 27, 2012 and the Shareholders Meeting of April 18, 2012.

During 2012, 1,557 restricted shares became forfeited and were returned to the Group. These restricted shares are held by the Group as treasury shares and presented within “Treasury shares” in the statement of changes in shareholders’ equity.

19.	Legal and other reserves

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

Legal and other reserves amount to US$ 37,654 as of December 31, 2012 (2011: US$ 14,592; 2010: US$ 6,536) and are included within the balance of retained earnings in the statement of changes in shareholders’ equity.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

19.	Legal and other reserves (continued)

The Company may make distributions in the form of dividends or otherwise to the extent that it has distributable retained earnings or available distributable reserves (including share premium) that result from the Stand Alone Financial Statements prepared in accordance with Luxembourg GAAP. No distributable retained earning result from the Stand Alone Financial Statements of the Company as of December 31, 2012, but the Company has distributable reserves in excess of US$ 918,646.

20.	Trade and other payables

	2012	2011
Non-current
Payable from acquisition of property, plant and equipment (i)	3,126	3,646
Taxes payable	37	1,547
Other payables	432	885
Escrows arising on business combinations (Note 32)	980	2,340

	4,575	8,418

Current
Trade payables	88,123	68,672
Payable from acquisition of subsidiary (Note 32)	—	35,730
Advances from customers	4,529	1,721
Amounts due to related parties (Note 34)	562	318
Taxes payable	2,894	4,989
Escrows arising on business combinations (Note 32)	1,508	—
Other payables	2,069	2,590

	99,685	114,020

Total trade and other payables	104,260	122,438

(i)	These trades payable are mainly collateralized by property, plant and equipment of the Group.

The fair values of current trade and other payables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other payables approximate their carrying amounts, as the impact of discounting is not significant.

21.	Borrowings

	2012	2011
Non-current
Bank borrowings	353,540	203,330
Obligations under finance leases	709	79

	354,249	203,409

Current
Bank overdrafts	111	6,735
Bank borrowings	184,361	150,442
Obligations under finance leases	412	119

	184,884	157,296

Total borrowings	539,133	360,705

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

21.	Borrowings (continued)

As of December 31, 2012, total bank borrowings include collateralized liabilities of US$ 346,469 (2011: US$ 297,472). These loans are mainly collateralized by property, plant and equipment, sugarcane plantations, sugar export contracts and shares of certain subsidiaries of the Group.

The maturity of the Group’s borrowings (excluding obligations under finance leases) and the Group’s exposure to fixed and variable interest rates is as follows:

	2012	2011
Fixed rate:
Less than 1 year	60,049	70,007
Between 1 and 2 years	19,066	25,554
Between 2 and 3 years	24,364	12,426
Between 3 and 4 years	21,760	8,902
Between 4 and 5 years	20,870	7,551
More than 5 years	62,036	22,866

	208,145	147,306

Variable rate:
Less than 1 year	124,423	87,170
Between 1 and 2 years	71,978	40,353
Between 2 and 3 years	73,684	24,756
Between 3 and 4 years	45,969	23,507
Between 4 and 5 years	11,100	23,369
More than 5 years	2,713	14,046

	329,867	213,201

	538,012	360,507

Borrowings incurred by the Group’s subsidiaries in Brazil are repayable at various dates between January 2013 and November 2022 and bear either fixed interest rates ranging from 2.45% to 10% per annum or variable rates based on LIBOR or other specific base-rates plus spreads ranging from 4.05% to 7% per annum. At December 31, 2012 LIBOR (six months) was 0.51% (2011: 0. 81%).

Borrowings incurred by the Group’s subsidiaries in Argentina are repayable at various dates between January 2013 and November 2019 and bear either fixed interest rates ranging from 5.00% and 7.00% per annum and variable rates based on LIBOR + 4.45% per annum.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

21.	Borrowings (continued)

Brazilian Subsidiaries

The main loans of the Group’s Brazilian Subsidiaries are:

•	BNDES Loan Facility

As of December 31, 2012, the BNDES Loan Facility is divided in two tranches outstanding for an amount of Reais 9.5 million for Tranche “A” and Reais 90.3 million for Tranche “B” (equivalent to US$ 4.6 million and US$ 44.3 million, respectively). As of December 31, 2012, tranches “A” bears an interest at a Brazilian-specific variable rate “Taxa de Juros Resolução 635/87”, 3.56%, plus 4.05% per annum, and Tranches “B” bears an interest variable rate “TJLP rate”, 5.5%, plus 4.05% per annum. The BNDES Loan Facility contains certain customary financial covenants, events of default and restrictions which require the Group to meet pre-defined financial ratios, among other restrictions. These financial covenants are measured on an annual basis as of the end of each fiscal year. Certain covenants are measured on a combined basis aggregating the borrowing subsidiaries and others are measured on an individual basis. The obligations under the BNDES Loan Facility are secured by (i) a first degree mortgage of the Takuare farm; (ii) a pledge on the capital stock (“quotas”) of Adecoagro Brasil Participações S/A; and (iii) liens over the Angélica mill and equipment, all of which are property of Adecoagro Vale do Ivinhema.

The financial covenants are defined as follows:

	2012	2013	2014 to 2018
Financial ratios:
Net Bank Debt / EBITDA	[≤] 4	[≤] 4.5	[≤] 4.5
Solvency Ratio	[≥] 40%	[≥] 40%	[≥] 40%
Interest Coverage Ratio	[≥] 2	[≥] 2	[≥] 2

•	BNDES Loan 2012

On December 27, 2012, Adecoagro Vale do Ivinhema entered into a new loan with BNDES in an amount equal to Reais-denominated 488.6 million for a term of 10 years bearing interest at an average rate of 4.65% per year. The proceeds from the loan will be drawn during the next 24 months and will be used to finance the expansion of the construction of the Ivinhema Mill, which is expected to reach a crushing capacity of 6.3 million tons per year by 2017.

•	BDB Facility 2010

In July 2010, Adecoagro Vale do Ivinhema entered into a Reais-denominated 70.0 million loan (equivalent to US$ 34.3 million as of December 31, 2012) with Banco do Brasil S.A. As of December 31, 2012, the remaining amount was Reais-denominated 66.9 million (equivalent to US$ 32.7 million). The BDB Facility bears a fixed interest rate of 10% per annum with a bonus performance of 15% and is repayable on a monthly basis starting in August 2012 and ending in July 2020. Under this facility, Adecoagro Vale do Ivinhema is required to meet the following financial ratio:

Financial Ratio	2012 to 2020
Debt Service Coverage Ratio	[≥] 1,2

•	BDB Loan 2012

In October 2012, Adecoagro Vale do Ivinhema entered into a Reais-denominated 130.0 million loan (equivalent to US$ 63.6 million as of December 31, 2012) with Banco do Brasil S.A. due 2022. As of December 31, 2012, the remaining amount was Reais-denominated 130.8 million (equivalent to US$ 64 million). This loan bears a fixed interest rate of 2.94% per annum with a bonus performance of 15%. The obligations under this loan are secured by (i) a second degree mortgage of the Sapalio farm and (ii) liens over the Ivinhema mill and equipment, all of which are property of Adecoagro Vale do Ivinhema. Under this loan, Adecoagro Vale do Ivinhema is required to meet the following financial ratio:

Financial Ratio	2012 to 2022
Debt Service Coverage Ratio	[≥] 1,2

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

21.	Borrowings (continued)

•	Itau BBAFacility

In December 2012, Adecoagro Vale do Ivinhema entered into a Reais-denominated 16.5 million loan (equivalent to US$ 8.1 million as of December 31, 2012) with Banco ITAU BBA due 2022. As of December 31, 2012, the remaining amount was Reais-denominated 16.6 million (equivalent to US$ 8.1 million. This loan bears a fixed interest rate of 2.5% per annum. Under this loan, Adecoagro Vale do Ivinhema is required to meet the following financial ratio:

Financial Ratios	2012	2013 to 2022
Net Bank Debt	[≤] 4	[≤] 4,5

•	Working capital funding

Brazilian subsidiaries entered in several borrowings to fund its working capital needs.

Working Capital - BTG Pactual - HSBC - Votorantim - Rabobank

In July 2012, Adecoagro Vale do Ivinhema entered into a Reais-denominated 230.0 million loan with a syndicate of banks, led by Rabobank International Brasil S/A, due 2015. As of December 31, 2012, the remaining amount was Reais-denominated 233.8 (equivalent to US$ 114.4 million). This syndicate loan bears a variable interest rate of CDI plus 3.6% per annum. The Group entered into a currency swap which fixed the loan in USD 113 million at a fixed rate of 7.7%.

The loan is collateralized by (i) a first-degree mortgage of the Conquista, Alto Alegre, Dom Fabrício, Nossa Senhora Aparecida, Água Branca e Lagoa D’Oeste farms, (ii) pledge of sugarcane and (iii) sugar export contracts. Under this loan, Adecoagro Vale do Ivinhema is required to meet the following financial ratios:

Financial Ratios	2012	2013	2014 to 2015
Interest Coverage Ratio	[≥] 2	[≥] 2	[≥] 2
Net Bank Debt / EBITDA	[≤] 4	[≤] 5	[≤] 6
Solvency / EBITDA	[≥] 40%	[≥] 40%	[≥] 40%

Working Capital - Bradesco

In May 2012, Usina Monte Alegre Ltda. entered into a US Dollar-denominated 11.7 million loan (equivalent to Reais-denominated 23.9 million as of December 31, 2012) with Banco Bradesco S.A. due 2016. This loan bears a fixed interest rate of 7.2% per annum. Under this loan, Usina Monte Alegre Ltda. is required to meet the following financial ratios:

Financial Ratios	2012 to 2016
Net debt / milled sugarcane tons	[≤] 80
Net debt / Equity	[≤] 80%

Working Capital - ING Bank - Banco of China - Deutsche Bank

In August 2012, Adecoagro Vale do Ivinhema Ltda. entered into a US Dollar-denominated 60.0 million loan (equivalent to Reais-denominated 122.6 million as of December 31, 2012) with a syndicate of banks led by ING Bank, due in 2013. This loan bears a fixed interest rate of 4.34% per annum. Under this loan, Adecoagro Vale do Ivinhema Ltda. is required to meet the following financial ratios:

Financial Ratios	2012
Net debt / EBITDA	[≤] 4
Solvency / EBITDA	[≥] 40%
Interest Coverage Ratio	[≥] 2

During 2012 and 2011 the Group was in compliance with all financial covenants.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

21.	Borrowings (continued)

Argentinian Subsidiaries

•	IDB Facility

The amended IDB Facility is divided into a seven-year US$ 18.462 million tranche (“Tranche A”) and a five-year US$ 53.333 million tranche (“Tranche B”). Tranche A bore interest at fixed rate of 6.11% per annum. Tranche B bears interest at 180-day LIBOR plus 4.45% per annum. The Group entered into a floating to fix interest rate forward swap, fixing LIBOR at 1.25%, effective May 2012.

Payment of principal plus interest of both tranches are made on a bi-annual basis. The proceeds of this loan were used to make capital investments and refinance short-term debt. The IDB Facility is collateralized by property, plant and equipment with a net book value of US$ 36.357 million, by a mortgage over (i) Carmen and La Rosa farms which are property of Adeco Agropecuaria S.A.; and (ii) El Meridiano farm which is the property of Pilagá S.A.

Defaults by either Adeco Agropecuaria S.A. or Pilagá S.A. on any indebtedness with an aggregate principal amount over US$ 3.0 million can result in acceleration of the full outstanding loan amount due to the IDB. The IDB Facility also contains certain customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions, as well as restrictions on the payment of dividends. The financial covenants are measured in accordance with generally accepted accounting principles in Argentina. Adeco Agropecuaria S.A. and Pilagá S.A. are required to meet the following financial ratios (measured on a combined basis):

	2012	2013	2014	2015	2016	2017	2018
Total Debt (>; in million) (i)	155,000	160,000	160,000	160,000	160,000	160,000	160,000
Current Ratio (>) (ii)	1.10x	1.15x	1.20x	1.20x	1.20x	1.20x	1.20x
Interest Coverage Ratio (>) (ii)	2.15x	2.20x	2.25x	2.30x	2.40x	2.50x	2.60x
Liabilities to Equity (<) (ii)	1.40x	1.40x	1.40x	1.40x	1.40x	1.40x	1.40x

(i)	Measured on a quarterly basis.
(ii)	Measured on yearly basis

In addition, the IDB Facility contains a change of control provision requiring acceleration of amounts due under the facility.

During 2012 and 2011 the Group was in compliance with all financial covenants.

The carrying amounts of the Group’s borrowings are denominated in the following currencies (expressed in US dollars):

	2012	2011
Currency
Argentine Peso	18,622	6,739
US Dollar	203,881	199,657
Uruguayan Peso	44	—
Brazilian Reais	316,586	154,309

	539,133	360,705

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

21.	Borrowings (continued)

Obligations under finance leases

Lease liabilities are effectively secured as the rights to the leased asset revert to the lessor in the event of default.

Gross finance lease liabilities - minimum lease payments:

	2012	2011
Not later than one year	417	119
Later than one year and not later than five years	713	96

	1,130	215
Future finance charges on finance leases	(9)	(17)

Present value of finance lease liabilities	1,121	198

The present value of finance lease liabilities is as follows:

	2012	2011
Not later than one year	412	119
Later than one year and not later than five years	709	79

	1,121	198

Under the terms of the lease agreements, no contingent rents are payable. The interest rate inherent in these finance leases is fixed at the contract date for all of the lease term. The average interest rate on finance lease payables at December 31, 2012 was 9,86% (2011: 8.52%).

22.	Taxation

Adecoagro is subject to the applicable general tax regulations in Luxembourg.

The Group’s income tax has been calculated on the estimated assessable taxable profit for the year at the rates prevailing in the respective foreign tax jurisdictions. The subsidiaries of the Group in the jurisdictions where the Group operates are required to calculate their income taxes on a separate basis; thus, they are not permitted to compensate subsidiaries’ losses against subsidiaries income. The details of the provision for the Group’s consolidated income tax are as follows:

	2012	2011	2010
Current income tax	(1,377)	(13,520)	(3,956)
Deferred income tax	6,813	(1,142)	20,219

Income tax benefit (expense)	5,436	(14,662)	16,263

The statutory tax rate in the countries where the Group operates for all of the years presented are:

Tax Jurisdiction	Income Tax Rate
Argentina	35%
Brazil	34%
Uruguay	25%

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

22.	Taxation (continued)

Deferred tax assets and liabilities of the Group as of December 31, 2012 and 2011, without taking into consideration the offsetting of balances within the same tax jurisdiction, will be recovered or settled as follows:

	2012	2011
Deferred income tax asset to be recovered after more than 12 months	11,463	55,951
Deferred income tax asset to be recovered within 12 months	65,095	2,161

Deferred income tax assets	76,558	58,112

Deferred income tax liability to be settled after more than 12 months	79,896	110,752
Deferred income tax liability to be settled within 12 months	36,659	3,268

Deferred income tax liability	116,555	114,020

Deferred income tax liabilities, net	39,997	55,908

The gross movement on the deferred income tax account is as follows:

	2012	2011	2010
Beginning of year	55,908	44,032	61,932
Exchange differences	(8,741)	(4,282)	(4,961)
Acquisition of subsidiary	—	15,016	7,280
Disposal of subsidiary (Note 16)	(357)	—	—
Income tax (expense) / benefit	(6,813)	1,142	(20,219)

End of year	39,997	55,908	44,032

The movement in the deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred income tax liabilities	Property, plant and equipment	Biological assets	Others	Total
At January 1, 2010	78,852	27,004	1,189	107,045
(Credited)/charged to the statement of income	(1,992)	2,051	(376)	(317)
Acquisition of subsidiary	7,280	—	—	7,280
Exchange differences	(2,546)	(263)	296	(2,513)

At December 31, 2010	81,594	28,792	1,109	111,495

Charged/(credited) to the statement of income	6,943	(8,189)	(764)	(2,010)
Acquisition of subsidiary	15,016	—	—	15,016
Exchange differences	(7,502)	(4,117)	1,138	(10,481)

At December 31, 2011	96,051	16,486	1,483	114,020

(Credited)/charged to the statement of income	(601)	3,951	13,277	16, 627
Disposal of subsidiary	(357)	—	—	(357)
Exchange differences	(11,684)	(1,644)	(407)	(13,735)

At December 31, 2012	83,409	18,793	14,353	116,555

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

22.	Taxation (continued)

Deferred income tax assets	Provisions	Tax loss carryforwards	Equity-settled share-based compensation	Biological Assets	Others	Total
At January 1, 2010	1,265	36,405	4,225	—	3,218	45,113
Charged/(credited) to the statement of income	1,980	(2,655)	617	19,525	435	19,902
Exchange differences	63	2,961	—	(1,632)	1,056	2,448

At December 31, 2010	3,308	36,711	4,842	17,893	4,709	67,463

Charged/(credited) to the statement of income	2,364	7,455	1,117	(15,357)	1,269	(3,152)
Exchange differences	(604)	(3,521)	—	503	(2,577)	(6,199)

At December 31, 2011	5,068	40,645	5,959	3,039	3,401	58,112

Charged/(credited) to the statement of income	1,033	21,652	757	(302)	(300)	23,440
Exchange differences	(530)	(3,880)	—	(236)	(348)	(4,994)

At December 31, 2012	5,571	58,417	6,716	2,501	(3,353)	76,558

Tax loss carry forwards in Argentina and Uruguay generally expire within 5 years. Tax loss carry forwards in Brazil do not expire. However, in Brazil, the taxable profit for each year can only be reduced by tax losses up to a maximum of 30%.

In order to fully realize the deferred tax asset, the Group will need to generate future taxable income in the countries where the tax loss carry forward were incurred. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that as at December 31, 2012, it is probable that the Group will realize all of the deferred tax assets in Argentina and some portion of the deferred tax assets in Brazil.

As of December 31, 2012, the Group’s tax loss carry forwards and the jurisdictions in, which they were generated are as follows:

Jurisdiction	Tax loss carry forward	Expiration Period
Argentina	28,623	5 years
Uruguay	5,674	5 years
Brazil	133,205	No expiration date

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The Group recognized deferred income tax assets at December 31, 2012 in respect of all losses future taxable income.

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	2012	2011	2010
Tax calculated at the tax rates applicable to profits in the respective countries	959	30,947	(23,004)
Non-deductible items	1,978	2,075	3,210
Unused tax losses, net	(2,845)	(14,617)	7,642
Non-taxable income	(5,744)	(4,056)	(4,234)
Others	216	313	123

Income tax (benefit) / expense	(5,436)	14,662	(16,263)

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

23.	Payroll and social security liabilities

	2012	2011
Non-current
Social security payable	1,512	1,431

	1,512	1,431

Current
Salaries payable	4,816	3,174
Social security payable	3,063	2,758
Provision for vacations	9,745	7,100
Provision for bonuses	5,324	3,978

	22,948	17,010

Total payroll and social security liabilities	24,460	18,441

24.	Provisions for other liabilities

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

The table below shows the movements in the Group’s provisions for other liabilities categorized by type of provision:

	Labor, legal and other claims	Tax and social security	Onerous contracts	Total
At January 1, 2011	3,734	1,526	3,947	9,207
Additions	1,274	430	222	1,926
Acquisition of subsidiaries	155	—	—	155
Used during year	(2,447)	(79)	(3,947)	(6,473)
Exchange differences	(256)	(208)	(24)	(488)

At December 31, 2011	2,460	1,669	198	4,327

Additions	2,422	1,911	5,257	9,590
Used during year	(2,001)	(3,457)	(5,402)	(10,860)
Exchange differences	(247)	(69)	(9)	(325)

At December 31, 2012	2,634	54	44	2,732

Analysis of total provisions:

	2012	2011
Non current	1,892	3,358
Current	840	969

	2,732	4,327

The Group is engaged in several legal proceedings, including tax, labor, civil, administrative and other proceedings in Brazil, which qualified as contingent liabilities for an aggregate amount of US$ 11.1 million and US$ 5.2 as of December 31, 2012 and 2011, respectability.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

25.	Sales

	2012	2011	2010
Sales of manufactured products and services rendered:
Rice	89,062	82,079	58,876
Ethanol	121,544	116,599	114,793
Sugar	134,766	130,348	98,385
Soybean oil and meal	—	—	—
Energy	25,649	24,393	15,040
Coffee	—	713	2,709
Services	3,575	767	749
Rental income	4,780	4,980	3,717
Powder milk		—	—
Others	150	5,978	260

	379,526	365,857	294,529

Sales of agricultural produce and biological assets:
Soybean	66,721	61,385	64,890
Cattle for dairy	1,634	1,896	2,096
Other cattle	623	957	882
Corn	67,915	42,959	23,968
Cotton	16,489	9,101	2,395
Milk	17,234	17,801	13,415
Wheat	30,611	24,232	7,939
Coffee	8,363	13,457	4,862
Sunflower	7,887	7,413	4,880
Sorghum	875	1,237	—
Barley	4,220	828	1,171
Seeds	2,294	784	2,537
Others	308	177	2,703

	225,174	182,227	131,738

Total sales	604,700	548,084	426,267

Commitments to sell commodities at a future date

The Group entered into contracts to sell non-financial instruments, mainly, sugar, soybean and corn through sales forward contracts. Those contracts are held for purposes of delivery the non-financial instrument in accordance with the Group’s expected sales. Accordingly, as the own use exception criteria are met, those contracts are not recorded as derivatives.

The notional amount of these contracts is US$ 75 million as of December 31, 2012 (2011: US$ 65.9 million; 2010: US$ 77.2 million) comprised primarily of 36,112 tons of sugar (US$ 15.1 million), 82,835 tons of soybean (U$S 19.1 million) and 113,462 tons of corn (US$ 24.1 million), which expire between January 2013 and August 2013.

26.	Expenses by nature

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

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

26.	Expenses by nature (continued)

The following table provides the additional disclosure required on the nature of expenses and their relationship to the function within the Group:

	2012	2011	2010
Cost of agricultural produce and biological assets sold	194,107	168,837	117,992
Raw materials and consumables used in manufacturing activities	159,968	147,339	136,208
Services	18,670	20,437	14,727
Salaries and social security expenses (Note 27)	63,089	57,259	52,728
Depreciation and amortization	54,468	34,184	37,563
Taxes (*)	2,102	2,159	3,462
Maintenance and repairs	10,815	16,032	14,299
Freights	35,470	31,956	24,198
Export taxes / selling taxes	32,683	31,006	30,205
Fuel and lubricants	7,625	8,522	9,336
Lease expense and similar arrangements (**)	3,200	2,592	3,262
Others	23,248	23,854	16,049

Total expenses by nature	605,445	544,177	460,029

(*)	Excludes export taxes and selling taxes.
(**)	Relates to various cancellable operating lease agreements for office and machinery equipment.

For the year ended December 31, 2012, an amount of US$ 263,978 is included as “cost of manufactured products sold and services rendered” (2011: US$ 237,404; 2010: US$ 219,201); an amount of US$ 225,174 is included as “cost of agricultural produce sold and direct agricultural selling expenses” (2011: US$ 182,227; 2010: US$ 131,738); an amount of US$ 57,691 is included in “general and administrative expenses” (2011: US$ 65,142; 2010: US$ 56,562); and an amount of US$ 58,602 is included in “selling expenses” as described above (2011: US$ 59,404; 2010: US$ 52,528).

27.	Salaries and social security expenses

	2012	2011	2010
Wages and salaries	43,519	40,596	40,090
Social security costs	15,432	12,986	10,857
Equity-settled share-based compensation	4,138	3,677	1,781

	63,089	57,259	52,728

Number of employees	7,051	5,560	5,263

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

28.	Other operating income, net

	2012	2011	2010
Gain from the sale of subsidiaries (Note 16)	27,513	—	—
Gain from disposal of farmland (Note 16)	—	8,832	20,837
Gain from commodity derivative financial instruments	1,821	19,664	106
Loss from onerous contracts - forwards	(2,302)	(5,333)	(3,935)
Gain from disposal of other property items	882	394	847
Impairment charge (Note 10)	1,279	—	—
Others	625	1,024	369

	29,818	24,581	18,224

29.	Financial results, net

	2012	2011	2010
Finance income:
- Interest income	11,249	8,019	1,341
- Foreign exchange gains, net	—	—	7,324
- Gain from interest rate/foreign exchange rate derivative financial instruments	—	—	5,018
- Other income	289	1,113	2,876

Finance income	11,538	9,132	16,559

Finance costs:
- Interest expense	(27,672)	(34,017)	(34,369)
- Foreign exchange losses, net	(26,080)	(12,683)	—
- Taxes	(4,265)	(5,273)	(2,104)
- Loss from interest rate/foreign exchange rate derivative financial instruments	(5,823)	(2,247)	—
- Other expenses	(2,814)	(8,121)	(3,023)

Finance costs	(66,654)	(62,341)	(39,496)

Total financial results, net	(55,116)	(53,209)	(22,937)

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

	2012	2011	2010
Earnings/(losses) attributable to equity holders of the Group	9,397	56,018	(43,904)
Weighted average number of shares in issue (thousands)	121,365	117,028	80,000

Basic earnings/(losses) per share	0.077	0.479	(0.549)

(b) Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares. The Group has one category of dilutive potential shares: equity-settled share options. For these instruments, a calculation is done to determine the number of shares that could have been acquired at fair value, based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the equity-settled share options. As of December 31, 2012, there were 2,528 thousands (2011: 2,038 thousands; 2010: 4,629 thousands) share options outstanding that could potentially have a dilutive impact in the future but were antidilutive for the periods presented.

	2012	2011	2010

Earnings/(losses) attributable to equity holders of the Group	9,397	56,018	(43,904)

Weighted average number of shares in issue (thousands)	121,365	117,028	80,000
Adjustments for:
- Employee share options and restricted units (thousands)	1,104	822	( *)

Weighted average number of shares for diluted earnings per share (thousands)	122,469	117,850	80,000

Diluted earnings/(losses) per share	0.077	0.475	(0.549)

(*)	The effects of anti-dilutive potential shares are ignored in the earnings per share calculation at December 31, 2010. All shares are anti-dilutive in a loss period because they would decrease a loss per share.

As explained in Note 17, on January 24, 2011 the Extraordinary General Meeting of Adecoagro’s shareholders held on January 24, 2011 approved the reverse split of Adecoagro’s common shares, changing the nominal value of Adecoagro’s common shares from US$ 1 to US$ 1.5. Accordingly, the calculation of basic and diluted earnings per share for all periods presented had been adjusted retrospectively.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

31.	Disclosure of leases and similar arrangements

The Group as lessee

Operating leases:

The Group leases various offices and machinery under cancellable operating lease agreements. An amount of US$ 1.50 million of lease expense was included in “General and administrative expenses” in the consolidated statement of income for the year ended December 31, 2012 (2011: US$ 0.99 million; 2010: US$ 0.63 million). An amount of US$ 1.46 million of lease expense was included in “Cost of manufactured products sold and services rendered” in the consolidated statement of income for the year ended December 31, 2012 (2011: US$ 3.61 million; 2010: US$ 3.54). An amount of US$ 0.20 million of lease expense was included in “Selling expenses” in the consolidated statement of income for the year ended December 31, 2012 (2011: US$ 0.18 million; 2010: US$ 0.25)

The Group leases land for crop cultivation in Argentina. The leases have an average term of a crop year and are renewable at the option of the lessee for additional periods. Under the lease agreements, rent accrues generally at the time of harvest. Rent is payable at several times during the crop year. Lease expense was US$ 17.6 million for the year ended December 31, 2012 (2011: US$ 10.52 million; 2010: US$ 8.01 million). Lease expense is capitalized as part of biological assets, affecting the periodically re-measurement of the biological assets at fair value. Based on this accounting policy, the line item ‘Initial recognition and changes in fair value of biological assets and agricultural produce’ in the consolidated income statement is directly affected by the lease expense that has been capitalized.

The future aggregate minimum lease payments under cancellable operating leases are as follows:

	2012	2011
No later than 1 year	8,941	6,910
Later than 1 year and no later than 5 years	6,411	3,256
Thereafter	—	467

	15,352	10,634

Agriculture “partnerships” (parceria by its exact term in Portuguese):

The Group enters into contracts with landowners to cultivate sugarcane on their land. These contracts have an average term of 5 years.

Under these contracts, the Group makes payments based on the market value of sugarcane per hectare (in tons) used by the Group in each harvest, with the market value based on the price of sugarcane published by CONSECANA and a fixed amount of total recoverable sugar per ton. Lease expense was US$ 30.35 million for the year ended December 31, 2012 (2011: US$ 17.1 million; 2010: US$ 15.8 million). Lease expense is included in “Initial recognition and changes in fair value of biological assets and agricultural produce” in the statement of income.

Finance leases:

Most of the leased assets carried in the consolidated statement of financial position as part of a finance lease relate to long-term rental and lease agreements for vehicles, machinery and equipment. The net book value of assets under finance leases amounts to US$ 1,531 and US$ 275 as of December 31, 2012 and 2011, respectively.

Information on the breakdown of the present value of finance leases and its components is disclosed in Note 21.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

31.	Disclosure of leases and similar arrangements (continued)

The Group as lessor

Operating leases:

The Group acts as a lessor in connection with an operating lease related to leased farmland. The lease payments received are recognized in profit or loss. The lease has a term of ten years.

The following amounts have been recognized in the statement of income in the line “Sales of manufactured products and services rendered”:

	2012	2011	2010
Rental income	4,735	4,980	3,718

The future minimum rental payments receivable under cancellable leases are as follows:

	2012	2011
No later than 1 year	3,801	4,397
Later than 1 year and no later than 5 years	15,205	17,437
Thereafter	7,286	12,714

	26,292	34,548

Finance leases:

The Group does not act as a lessor in connection with finance leases.

32.	Business combinations

Acquisitions completed during the year ended December 31, 2011

Acquisition of Compañía Agroforestal Sociedad Anónima (Agroforestal)

On August 18, 2011, the Group acquired 100% of the issued share capital of Agroforestal, an Argentine-based company mainly involved in agricultural and beef cattle industry, for a total consideration of US$ 18.0 million. The acquisition involved an escrow in an amount of US$ 1.5 million, which was retained in escrow by the Group to secure certain obligations of the seller. The escrowed amount is to be released within a three-year period as from the date of acquisition.

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

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

32.	Business combinations (continued)

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

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.	Group companies

The following table details the companies making up the Group as of December 31, 2012 and 2011:

				2012		2011
	Activities		Country of incorporation and operation	Ownership percentage held if not 100%		Ownership percentage held if not 100%
Details of principal subsidiary undertakings: Operating companies (unless otherwise stated):
Adeco Agropecuaria S.A.		(a)	Argentina	—		—
Pilagá S.A.		(a)	Argentina	99.84%		99.84%
Cavok S.A.		(a)	Argentina	—		—
Establecimientos El Orden S.A.		(a)	Argentina	—		—
Bañado del Salado S.A.		(a)	Argentina	—		—
Agrícola Ganadera San José S.A.		(a)	Argentina		(v)		(v)
Agro Invest S.A.		(a)	Argentina	—		—
Forsalta S.A.		(a)	Argentina	—		—
Dinaluca S.A.		(a)	Argentina	—		—
Simoneta S.A.		(a)	Argentina		(iii)		(ii)
Compañía Agroforestal S.A.		(a)	Argentina		(iii)		(ii)
Adeco Agropecuaria Brazil S.A.		(b)	Brazil	—		—
Adecoagro Comercio Exportação e importação Ltda (f.k.a. Alfenas Café Ltda).		(c)	Brazil		(ii)		(i)
Adecoagro Vale do Ivinhema Ltda.		(b)	Brazil		(iv)		(iv)
Angélica Agroenergia Ltda.		(b)	Brazil		(iv)		(iii)
Usina Monte Alegre Ltda.		(b)	Brazil	—		—
Fazenda Mimoso Ltda.		(c)	Brazil	—		—
Ivinhema Agronergia S.A. (f.k.a. Amandina Agroenergía Ltda.)		(b)	Brazil		(iv)		(iii)
Kelizer S.A.		(a)	Uruguay	—		—
Adecoagro Uruguay S.A.		(a)	Uruguay	—		—
Holdings companies:
Adeco Brazil Participacoes S.A.	—		Brazil	—		—
International Farmland Holdings LP	—		United States	99.99%		98.64%
Adecoagro LP	—		United States	—		—
Ladelux S.C.A.	—		Uruguay	—		—
Kadesh Hispania S.L.	—		Spain	—		—
Leterton España S.L.	—		Spain	—		—
Ona Ltd.	—		Malta	—		—
Toba Ltd.	—		Malta	—		—
Details of principal associates:
Santa Regina Agropecuaria S.A.		(a)	Argentina	49.00%			(iv)
Details of principal joint venture undertakings:
Grupo La Lácteo		(d)	Canada	50.00%		50.00%

(a)	Mainly crops, rice, cattle and others
(b)	Mainly sugarcane, ethanol and energy
(c)	Mainly coffee
(d)	Mainly dairy

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.	Group companies (continued)

(i)	Merged with Usina Monte Alegre Ltda
(ii)	Acquired in August 2011 (Note 32)
(iii)	Angélica Agroenergia Ltda. merged with Ivinhema Agronergia S.A. (f.k.a. Amandina Agroenergía Ltda.). Its new name is Adecoagro Vale do Ivinhema Ltda.
(iv)	On December 27, 2012, the Group completed the sale of 51% of the its wholly owned subsidiary Santa Regina Agropecuaria S.A (see Note 16). Until that day the Group owed 100% of this Company
(v)	In June 2012, the Group completed the sale of Agricula Ganadera San José, (see Note 16.)

The percentage voting right for each principal subsidiary is the same as the percentage of capital stock held. Issued share capital represents only ordinary shares/ quotas, units or their equivalent. There are no preference shares or units issued in any subsidiary undertaking.

34.	Related-party transactions
The following is a summary of the balances and transactions with related parties:

Related party	Relationship		Description of transaction	Income (loss) included in the statement of income			Balance receivable (payable)/(equity)
				2012	2011	2010	2012	2011

Grupo La Lácteo	Joint venture		Sales of goods	8,231	16,459	13,397	—	—
			Purchases of goods	53	—	—	—	—
			Receivables from related parties (Note 13)		—	—	2,253	4,909
			Interest income	377	—	—	—	—

Santa Regina Agropecuaria S.A.	Investment		Receivables from related parties	—	—	—	144	—

Mario Jorge de Lemos Vieira/ Cia Agropecuaria Monte Alegre/ Alfenas Agricola Ltda/ Marcelo Weyland Barbosa Vieira/ Paulo Albert Weyland Vieira		(i)	Cost of manufactured products sold and services rendered (ii)	(4,215)	(3,136)	(3,334)	—	—
			Receivables from related parties (Note 13)	—	—	—	—	—
			Payables (Note 20)	—	—	—	(562)	(318)

UMA members		(i)	Tax charge	—	—	4,138	—	—

Ospraie		(i)	Consent fee (iii)	—	(3,000)	—	—	—

Directors and senior management	Employment		Compensation selected employess	(7,367)	(6,594)	(6,593)	(18,072)	(15,408)

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

34.	Related-party transactions (continued)

(i)	Shareholders of the Company.
(ii)	Relates to agriculture partnership agreements (“parceria”).
(iii)	One-time cost related to the agreement entered into with Ospraie to waive certain rights following the completion of initial public offering.

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

35.	Subsequent events

On February 26, 2013, Adecoagro formed CHS AGRO, a joint venture together with CHS Inc., a leading farmer-owned energy, grains and foods company based in the United States. CHS AGRO will build a sunflower processing facility located in the county of Pehuajo, Province of Buenos Aires, Argentina.

In February 2013, Adecoagro completed an underwritten secondary offering of approximately 15.9 million common shares at a price per share of US$ 8.00. HBK Master Fund LP was the sole selling shareholder. The shares were acquired by a combination of new institutional investors and existing shareholders. Adecoagro did not issue any further shares and/or receive any proceeds as a consequence of this transaction.

The accompanying notes are an integral part of these consolidated financial statements.