Form 20-F
period 2013-12-31
Adecoagro S.A.
filed 2014-04-30
CIK 1499505

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED ON DECEMBER 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM                      TO

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

COMMISSION FILE NUMBER: 001-35052

Adecoagro S.A.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Grand Duchy of Luxembourg

(Jurisdiction of incorporation or organization)

Vertigo Naos Building, 6, Rue Eugène Ruppert,

L - 2453 Luxembourg

Tel: +352.2644.9372

(Address of principal executive offices)

Abdelhakim Chagaar

Vertigo Naos Building, 6, Rue Eugène Ruppert,

L — 2453 Luxembourg

Email: abdelhakim.chagaar@intertrustgroup.com

Tel: +352.2644.9372

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

None

The number of outstanding shares of each of the issuer’s classes of capital stock as of December 31, 2013:

121,742,124 Common Shares, par value $1.50 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act    Yes  ☐    No☒

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

PART III		169

Item 17.	Financial Statements	169

Item 18.	Financial Statements.	169

Item 19.	Exhibits	169

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

The consolidated financial statements as of December 31, 2013, 2012, and 2011 and for the years then ended included in this annual report have been prepared in accordance with IFRS. All IFRS effective at the time of preparing the consolidated financial statements have been applied. The consolidated financial statements as of December 31, 2013, 2012 and 2011 and for the years then ended are hereinafter referred to as the “Consolidated Financial Statements”.

v

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

The following tables present selected historical consolidated financial data of Adecoagro for the periods indicated below. We have derived the selected historical statement of income and cash flow data for the years ended December 31, 2013, 2012 and 2011 and the selected historical statement of financial position data as of December 31, 2013 and 2012 from our Consolidated Financial Statements included elsewhere in this annual report. The historical results for any prior period presented are not necessarily indicative of our results to be expected for any future period.

We have derived the selected historical statement of income and cash flow data for the year ended December 31, 2010 and the selected historical statement of financial position data as of December 31, 2011 from our Consolidated Financial Statements as of and for the year ended December 31,2010 as restated, which are not included in this annual report but have been filed with the Securities and Exchange Commission under separate cover of Form 6-K on September 6, 2013 (the “2012 Consolidated Financial Statements”).

We have derived the selected historical statement of income and cash flow data for the year ended December 31, 2009 and the selected historical statement of financial position data as of December 31, 2010 and 2009 from our consolidated financial statements as of and for the years ended December 31, 2011, 2010 and 2009 which are not included in this annual report. Certain reclassifications have been made to the consolidated financial statements as of December 31, 2010 and 2009, and for the years then ended, to conform to the current presentation, to reflect the discontinued operations of La Lácteo (See Note 2.3 to the 2012 Consolidated Financial Statements and Note 11 to our Consolidated Financial Statements).

The financial statements are prepared in accordance with IFRS . All IFRS effective at the time of preparing the Consolidated Financial Statements have been applied.

You should read the information contained in these tables in conjunction with “Item 5. Operating and Financial Review and Prospects”, “Item 8. Financial Information”, “Item 18. Financial Statements” and the Consolidated Financial Statements and the accompanying notes included elsewhere in this annual report.

	As of December,
	2013	2012	2011	2010	2009
	(In thousands of $)
Statement of Income Data:
Sales of manufactured products and services rendered	425,307	379,526	365,857	294,529	183,386
Cost of manufactured products sold and services rendered	(272,261)	(263,978)	(237,404)	(219,201)	(180,083)
Gross profit from manufacturing activities	153,046	115,548	128,453	75,328	3,303
Sale of agricultural produce and biological assets	219,317	225,174	182,227	131,738	130,217
Cost of agricultural produce sold and direct agricultural selling expenses(l)	(219,317)	(225,174)	(182,227)	(131,738)	(130,217)
Initial recognition and changes in fair value of biological assets and agricultural produce	(39,123)	16,643	86,811	(30,528)	71,668
Changes in net realizable value of agricultural produce after harvest	12,875	16,004	10,523	7,999	12,787
Gross profit/(loss) from agricultural activities	(26,248)	32,647	97,334	(22,529)	84,455
Margin on manufacturing and agricultural activities before operating expenses	126,798	148,195	225,787	52,799	87,758
General and administrative expenses	(53,352)	(57,691)	(65,142)	(56,562)	(52,393)
Selling expenses	(68,069)	(58,602)	(59,404)	(52,528)	(31,169)
Other operating income, net	49,650	31,097	24,581	18,224	13,071
Share of loss of joint ventures	(219)	—	—	—	—
Profit /(loss) from operations before financing and taxation	54,808	62,999	125,822	(38,067)	17,267
Finance income	7,234	11,538	9,132	16,559	11,553
Finance costs	(98,916)	(66,654)	(62,341)	(39,496)	(34,216)
Financial results, net	(91,682)	(55,116)	(53,209)	(22,937)	(22,663)
(Loss) / Profit before income tax	(36,874)	7,883	72,613	(61,004)	(5,396)
Income tax benefit/(expense)	9,277	5,436	(14,662)	16,263	5,415
(Loss) / Profit / for the year from continuing operations	(27,597)	13,319	57,951	(44,741)	19
Profit /(loss) for the year from discontinued operations	1,767	(4,040)	(1,034)	(50)	(294)
(Loss) / Profit for the year	(25,830)	9,279	56,917	(44,791)	(275)
Attributable to: Equity holders of the parent	(25,828)	9,397	56,018	(43,904)	(260)
Non-controlling interest	(2)	(118)	899	(887)	(15)
Earnings/(Loss) per share from continuing and discontinued operations attributable to the equity holders of the parent during the year:
Basic earnings per share
From continuing operations	(0.226)	0.111	0.488	(0.548)	0.000
From discontinued operations	0.014	(0.034)	(0.009)	(0.001)	(0.003)
Diluted earnings per share
From continuing operations	(0.226)	0.111	0.484	(0.548)	0.000
From discontinued operations	0.014	(0.034)	(0.009)	(0.001)	(0.003)

	For the Year Ended December 31,
	2013	2012	2011	2010	2009
Cash Flow Data:
Net cash generated from/ (used in) operating activities	102,080	67,823	56,586	60,221	(20,010)
Net cash used in investing activities	(161,536)	(300,215)	(140,493)	(111,725)	(114,386)
Net cash generated from financing activities	104,671	133,508	360,792	46,545	130,250
Other Financial Data:
Adjusted Segment EBITDA (unaudited)(2)
Crops	36,720	34,313	42,563	33,613	21,120
Rice	12,902	4,943	6,652	7,121	13,244
Dairy	9,801	(2,402)	3,426	2,649	484
Coffee	(1,547)	161	1,285	(2,854)	(3,550)
Cattle	2,894	4,119	4,686	4,369	1,525
Farming subtotal	60,770	41,134	58,612	44,898	32,823
Ethanol, sugar and energy	115,239	97,505	109,507	51,735	(26,903)
Land transformation	28,172	27,513	8,832	20,837	18,839
Corporate	(23,478)	(25,442)	(26,885)	(22,353)	(22,262)
Adjusted Consolidated EBITDA	180,703	140,710	150,066	95,117	2,497

(1)	Consists of two components: (i) the cost of our agricultural produce and/or biological assets sold as appropriate plus (ii) in the case of agricultural produce, the direct costs of selling, including but not limited to, transportation costs, export taxes and other levies. The cost of our agricultural produce sold represents the recognition as an expense of our agricultural produce held in inventory valued at net realizable value. The cost of our biological assets and/or agricultural produce sold at the point of harvest represents the recognition as an expense of our biological assets and/or agricultural produce measured at fair value less costs to sell, generally representing the applicable quoted market price at the time of sale. Accordingly, the line item “Sales of agricultural produce and biological assets” is equal to the line item “Cost of agricultural produce plus direct agricultural selling expenses.” See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies and Estimates—Biological Assets and Agricultural Produce.”
(2)	See “Presentation of Financial and Other Information” for the definitions of Adjusted Segment EBITDA and Adjusted Consolidated EBITDA and reconciliation table below.

	As of December 31,
	2013	2012	2011	2010	2009
	(In thousands of $)
Statement of Financial Position Data:
Biological assets	292,144	298,136	239,600	186,757	230,454
Inventories	108,389	95,321	96,147	57,170	57,902
Property, plant and equipment, net	790,520	880,897	759,696	751,992	682,878
Total assets	1,711,476	1,777,955	1,700,695	1,320,444	1,239,717
Non-current borrowings	512,164	354,249	203,409	250,672	203,134
Total borrowings	660,131	539,133	360,705	389,472	306,781
Share Capital	183,573	183,331	180,800	120,000	120,000
Equity attributable to equity holders of the parent	854,304	1,025,978	1,079,876	708,532	741,934
Non-controlling interest	45	65	14,993	14,570	15,222
Number of shares (1)	122,382	122,221	120,533	80,000	80,000

(1)	After giving effect to the Reorganization and related transactions.

The following tables show a reconciliation of our segments’ profit / (loss) from operations before financing and taxation, the most directly comparable IFRS financial measure, to Adjusted Segment EBITDA, and a reconciliation of our net profit (loss) for the year, the most directly comparable IFRS financial measure, to Adjusted Consolidated EBITDA:

	As of December 31, 2013
	Crops	Rice	Dairy	Coffee	Cattle	Farming Subtotal	Sugar, Ethanol and Energy	Land Trans- formation	Corporate	Total
	(In thousands of $)
Adjusted Segment EBITDA (unaudited)
Profit/(Loss) from
Operations Before Financing and Taxation	34,549	8,171	6,714	(10,043)	2,805	42,196	7,918	28,172	(23,478)	54,808
Profit from discontinued operations	—	—	1,767	—	5	1,767	—	—	—	1,767
Initial recognition and changes in fair value of “long term” biological assets(l) (unrealized)	—	—	234	8,121	—	8,355	47,341	—	—	55,696
Adjusted Segment EBIT (unaudited)(2)	34,549	8,171	8,715	(1,922)	2,805	52,318	55,259	28,172	(23,478)	112,271
Depreciation and amortization	2,171	4,731	1,086	375	89	8,452	59,980	—	—	68,432
Adjusted Segment EBITDA (unaudited)(2)	36,720	12,902	9,801	(1,547)	2,894	60,770	115,239	28,172	(23,478)	180,703
Reconciliation to Profit
Loss for the year										(25,830)
Initial recognition and changes in fair value of “long term” biological assets(l) (unrealized)										55,696
Income tax expense / (benefit)										(9,277)
Interest expense, net										42,367
Foreign exchange, net										21,087
Other financial results, net										28,228
Adjusted Consolidated EBIT (unaudited)(2)										112,271
Depreciation and amortization										68,432
Adjusted Consolidated EBITDA (unaudited)(2)										180,703

	As of December 31, 2012
	Crops	Rice	Dairy	Coffee	Cattle	Farming Subtotal	Sugar, Ethanol and Energy	Land Trans- formation	Corporate	Total
	(In thousands of $)
Adjusted Segment EBITDA (unaudited)
Profit/(Loss) from
Operations Before Financing and Taxation	32,240	1,120	857	(3,041)	3,930	35,106	25,822	27,513	(25,442)	62,999
Loss from discontinued operations	—	—	(4,040)	—	—	(4,040)	—	—	—	(4,040)
Initial recognition and changes in fair value of “long term” biological assets(l) (unrealized)	—	—	(115)	2,615	—	2,500	24,783	—	—	27,283
Adjusted Segment EBIT (unaudited)(2)	32,240	1,120	(3,298)	(426)	3,930	33,566	50,605	27,513	(25,442)	86,242
Depreciation and amortization	2,073	3,823	896	587	189	7,568	46,900			54,468
Adjusted Segment EBITDA (unaudited)(2)	34,313	4,943	(2,402)	161	4,119	41,134	97,505	27,513	(25,442)	140,710
Reconciliation to Profit
Profit for the year										9,279
Initial recognition and changes in fair value of “long term” biological assets(l) (unrealized)										27,283
Income tax expense / (benefit)										(5,436)
Interest expense, net										16,423
Foreign exchange losses, net										26,080
Other financial results, net										12,613
Adjusted Consolidated EBIT (unaudited)(2)										86,242
Depreciation and amortization										54,468
Adjusted Consolidated EBITDA (unaudited)(2)										140,710

	As of December 31, 2011
	Crops	Rice	Dairy	Coffee	Cattle	Farming Subtotal	Sugar, Ethanol and Energy	Land Trans- formation	Corporate	Total
	(In thousands of $)
Adjusted Segment EBITDA (unaudited)
Profit/(Loss) from
Operations Before Financing and Taxation	41,094	3,547	5,363	(639)	4,460	53,825	90,050	8,832	(26,885)	125,822
Loss from discontinued operations	—	—	(1,034)	—	—	(1,034)	—	—	—	(1,034)
Initial recognition and changes in fair value of “long term” biological assets(l) (unrealized)	—	—	(1,503)	1,394	—	(109)	(8,797)	—	—	(8,906)
Adjusted Segment EBIT (unaudited)(2)	41,094	3,547	2,826	755	4,460	52,682	81,253	8,832	(26,885)	115,882
Depreciation and amortization	1,469	3,105	600	530	226	5,930	28,254	—	—	34,184
Adjusted Segment EBITDA (unaudited)(2)	42,563	6,652	3,426	1,285	4,686	58,612	109,507	8,832	(26,885)	150,066
Reconciliation to Profit
Profit for the year										56,917
Initial recognition and changes in fair value of “long term” biological assets(l) (unrealized)										(8,906)
Income tax expense / (benefit)										14,662
Interest expense, net										25,998
Foreign exchange, net										12,683
Other financial results, net										14,528
Adjusted Consolidated EBIT (unaudited)(2)										115,882
Depreciation and amortization										34,184
Adjusted Consolidated EBITDA (unaudited)(2)										150,066

	As of December 31, 2010
	Crops	Rice	Dairy	Coffee	Cattle	Farming Subtotal	Sugar, Ethanol and Energy	Land Trans- formation	Corporate	Total
	(In thousands of $)
Adjusted Segment EBITDA (unaudited)
Profit/(Loss) from Operations Before Financing and Taxation	31,902	5,041	5,886	(5,753)	4,000	41,076	(77,627)	20,837	(22,353)	(38,067)
Loss from discontinued operations	—	—	(50)	—	—	(50)	—	—	—	(50)
Initial recognition and changes in fair value of “long term” biological assets(l) (unrealized)	—	—	(3,610)	2,450	36	(1,124)	96,795	—	—	95,671
Adjusted Segment EBIT (unaudited)(2)	31,902	5,041	2,226	(3,303)	4,036	39,902	19,168	20,837	(22,353)	57,554
Depreciation and amortization	1,711	2,080	423	449	333	4,996	32,567	—	—	37,563
Adjusted Segment EBITDA (unaudited)(2)	33,613	7,121	2,649	(2,854)	4,369	44,898	51,735	20,837	(22,353)	95,117
Reconciliation to (Loss)
(Loss) for the year										(44,791)
Initial recognition and changes in fair value of “long term” biological assets(l) (unrealized)										95,671
Income tax benefit										(16,263)
Interest expense, net										33,028
Foreign exchange gains, net										(7,324)
Other financial results, net										(2,767)
Adjusted Consolidated EBIT (unaudited)(2)										57,554
Depreciation and amortization										37,563
Adjusted Consolidated EBITDA (unaudited)(2)										95,117

	As of December 31, 2009
	Crops	Rice	Dairy	Coffee	Cattle	Farming Subtotal	Sugar, Ethanol and Energy	Land Trans- formation	Corporate	Total
	(In thousands of $)
Adjusted Segment EBITDA (unaudited)

Profit/(Loss) from Operations Before Financing and Taxation	19,054	11,792	407	(16,782)	1,299	15,770	4,920	18,839	(22,262)	17,267
Loss from discontinued operations	—	—	(294)	—	—	(294)	—	—	—	(294)
Initial recognition and changes in fair value of “long term” biological assets(l)(unrealized)	—	—	(32)	12,662	(127)	12,503	(57,335)	—	—	(44,832)
Adjusted Segment EBIT (unaudited)(2)	19,054	11,792	81	(4,120)	1,172	27,979	(52,415)	18,839	(22,262)	(27,859)
Depreciation and amortization	2,066	1,452	403	570	353	4,844	25,512	—	—	30,356
Adjusted Segment EBITDA (unaudited)(2)	21,120	13,244	484	(3,550)	1,525	32,823	(26,903)	18,839	(22,262)	2,497
Reconciliation to (Loss)
(Loss) for the year										(275)
Initial recognition and changes in fair value of “long term” biological assets(l) (unrealized)										(44,832)
Income tax benefit										(5,415)
Interest expense, net										27,750
Foreign exchange gains, net										(10,903)
Other financial results, net										5,816
Adjusted Consolidated EBIT (unaudited)(2)										(27,859)
Depreciation and amortization										30,356
Adjusted Consolidated EBITDA (unaudited)(2)										2,497

(1)	Long-term biological assets are sugarcane, coffee, dairy and cattle.
(2)	See “Presentation of Financial and Other Information” for the definitions of Adjusted Segment EBIT, Adjusted Consolidated EBIT, Adjusted Segment EBITDA and Adjusted Consolidated EBITDA.

B.	CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

D.	RISK FACTORS

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

We experienced drought conditions during the first half of 2013 in the countries where we operate, which resulted in a reduction of approximately 21% to 31% in our yields for the 2012/2013 harvest, for corn and soybean, compared with our historical averages. The actual yields following the drought generated a decrease in Initial Recognition and Changes in Fair Value of Biological Assets and Agricultural Produce in respect of corn, soybean and the remaining crops of $5.9 million, $16.6 million and $2.7 million, respectively, for the year ended December 31, 2013. See “ See Item 5 - Operating and Financial Review and Prospects - Trends and Factors Affecting Our Results of Operations - (i) Effects of Yield Fluctuations

The occurrence and effects of disease and plagues can be unpredictable and devastating to agricultural products, potentially rendering all or a substantial portion of the affected harvests unsuitable for sale. Our agricultural products are also susceptible to fungus and bacteria that are associated with excessively moist conditions. Even when only a portion of the production is damaged, our results of operations could be adversely affected because all or a substantial portion of the production costs have been incurred. Although some diseases are treatable, the cost of treatment is high, and we cannot assure you that such events in the future will not adversely affect our operating results and financial condition. Furthermore, if we fail to control a given plague or disease and our production is threatened, we may be unable to supply our main customers, which could affect our results of operations and financial condition.

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

Prices for agricultural products and by-products, including, among others, sugar, ethanol, and grains, like those of other commodities, have historically been cyclical and sensitive to domestic and international changes in supply and demand and can be expected to fluctuate significantly. In addition, the agricultural products and by-products we produce are traded on commodities and futures exchanges and thus are subject to speculative trading, which may adversely affect us. The prices that we are able to obtain for our agricultural products and by-products depend on many factors beyond our control including:

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

For example, we reported a $71 million loss in 2013 compared to a $23 million loss for 2012 for our sugarcane business segment in the line item “Initial recognition and Changes in Fair Value of Biological Assets and Agricultural Produce”. This loss was generated mainly by a decrease in price estimates used in the discounted cash flow (“DCF”) model to determine the fair value of our sugarcane plantations. In the DCF model, the price of future harvested sugarcane is calculated based on estimates of sugar price derived from the No. 11 futures contract (“NY11”) quoted on the ICE-NY. Sugar price estimates decreased due to lower sugar market prices. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Year ended December 31, 2013 as compared to year ended December 31, 2012.

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

In addition, there is a strong relationship between the value of our land holdings and market prices of the commodities we produce, which are affected by global economic conditions. A decline in the prices of grains, sugar, ethanol, or related by-products below their current levels for a sustained period of time could significantly reduce the value of our land holdings and materially and adversely affect our financial condition and results of operations.

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

Because flex-fuel vehicles, which have become popular in Brazil, allow consumers to choose between gasoline and ethanol at the pump rather than in the showroom, ethanol prices are now becoming increasingly correlated to gasoline prices and, consequently, oil prices. We believe that the correlation among the three products will increase over time. Accordingly, a decline in sugar prices would have an adverse effect on the financial performance of our ethanol and sugar businesses, and a decline in oil prices might have an adverse effect on our ethanol business.

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

As part of our strategy to increase our production and increase our competitiveness through economies of scale, we are in the process of constructing the second phase of the Ivinhema mill, which will increase nominal crushing capacity to 5.0 million tons per year. The second phase of Ivinhema is expected to commence commercial operations during the second quarter of 2015. See “Item 4. Information on the Company—B. Business Overview.”

As of December 31, 2013 we have incurred $227 million in the first phase of the Ivinhema greenfield mill, including the acquisition and assembly of industrial equipment, manufacturing costs, agricultural equipment and sugarcane planting expenses. We estimate that we will need to invest an additional $242 million to complete the construction of the Ivinhema mill, which is expected to be financed with proceeds from a loan from the BNDES (“Banco Nacional de Desenvolvimento”) dated December 27, 2012, and cash flow from operations. The completion of the Ivinhema project involves various risks, including engineering, construction and regulatory risks, such as obtaining necessary permits and licenses as well as other significant challenges that can suspend the construction of the Ivinhema mill, hinder or delay the project’s scheduled completion date and successful operation or that can result in significant cost increases as well as foreign exchange risks associated with incurring costs in Brazilian Reais. In addition, the Ivinhema mill may not operate at projected capacity or may incur higher operating costs than estimated, and we may not be able to sell the ethanol and sugar produced by the Ivinhema mill at competitive prices. If (i) construction is delayed or suspended, (ii) we are required to invest more than the budgeted amount to complete the project, (iii) we fail to operate the mill or operate it at a lower capacity than we anticipate or (iv) we are unable to sell all of the ethanol and sugar produced by the mill, our results of operations and financial condition will be materially adversely affected.

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

For example, we rely on fertilizers and agrochemicals, many of which are petro-chemical based. For the year ended December 31, 2013, in our farming business, fertilizers and agrochemicals constituted approximately 22% of our cost of production for the 2013/2014 harvest year. In our Sugar, Ethanol and Energy business, fertilizers and agrochemicals constituted 12% of our cost of production for 2013. On a consolidated basis, fertilizers and agrochemicals constituted 16.0% of our cost of production for 2013. Worldwide production of agricultural products has increased significantly in recent years, increasing the demand for agrochemicals and fertilizers. This has resulted, among other things, in increased prices for agrochemicals and fertilizers.

Increased energy prices and frequent interruptions of energy supply could adversely affect our business.

We require substantial amounts of fuel oil and other resources for our harvest activities and transport of our agricultural products. For the year ended December 31, 2013, fuel constituted 10% of the cost of production of our farming business during the 2012/2013 harvest year. In our Sugar, Ethanol and Energy business, fuel constituted 12% of our cost of production for 2013. On a consolidated basis, fuel constituted 11.4% of our cost of production for 2013 . We rely upon third parties for our supply of energy resources used in our operations. The prices for and availability of energy resources may be subject to change or curtailment, respectively, due to, among other things, new laws or regulations, imposition of new taxes or tariffs, interruptions in production by suppliers, imposition of restrictions on energy supply by government, worldwide price levels and market conditions. Over the last few years, the Argentine government has taken certain measures in order to reduce the use of energy during peak months of the year by frequently cutting energy supply to industrial facilities and large consumers to ensure adequate supply for residential buildings. For example, certain of our industrial facilities have been subject to a quota system whereby electricity cuts occur on a work shift basis, resulting in our facilities being shut down during certain work shifts. While some of our facilities utilize different sources of energy, such as firewood and liquefied natural gas, and have attempted to stock their required supplies ahead of higher demand periods, we cannot assure you that we will be able to procure the required energy inputs at acceptable prices. If energy supply is cut for an extended period of time and we are unable to find replacement sources at comparable prices, or at all, our business and results of operations could be adversely affected.

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

As with any agricultural business enterprise, our business operations are predominantly seasonal in nature. The harvest of corn, soybean and rice generally occurs from January to May. Wheat is harvested from December to January. Cotton is harvested from June to August, but requires processing which takes approximately two to three months. Our operations and sales are affected by the growing cycle of the crops we process and the timing of our harvest sales. In addition, our sugar and ethanol business is subject to seasonal trends based on the sugarcane growing cycle in the center-south region of Brazil. The annual sugarcane harvesting period in the center-south region of Brazil begins in April and ends in November/December. This creates fluctuations in our inventory, usually peaking in December to cover sales between crop harvests (i.e., January through April), and a degree of seasonality in our gross profit. Seasonality could have a material adverse effect on our business and financial performance. In addition, our quarterly results may vary as a result of the effects of fluctuations in commodities prices, production yields and costs. Therefore, our results of operations have varied significantly from period to period and are likely to continue to vary, due to seasonal factors.

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

Government authorities of several countries, including Brazil and certain states of the United States, currently require the use of ethanol as an additive to gasoline. Since May 1, 2013, the Sugar and Alcohol Interministerial Council of Brazil (Conselho Interministerial do Açúcar e Álcool) has set the required blend of anhydrous ethanol to gasoline at 25%.

Approximately 40% of all fuel ethanol in Brazil is consumed in the form of anhydrous ethanol blended with gasoline; the remaining 60% of fuel ethanol is consumed in the form of hydrous ethanol, which is mostly used to power flex-fuel vehicles. Flex-fuel vehicles have the flexibility to run either on gasoline (blended with anhydrous ethanol) or hydrous ethanol. In the United States, almost all gasoline sold contains 10% ethanol. The European Union aims for 10% of the energy used in the transport sector to derive from renewable energy sources by 2020, without specific targets for certain renewable energy sources and without intermediate targets, to be determined by each Member State. As an example, in Sweden the ethanol blending ratio is 5%, which is the same mandate for other non-European countries, such as Argentina, Canada and India. Other countries in the world such as Colombia, South Africa, Thailand and China have a 10% biofuel blending mandate. In addition, flex-fuel vehicles in Brazil have a tax benefit in the form of a lower tax rate on manufactured products (Imposto sobre Produtos Industrializados) and therefore are currently taxed at lower levels than gasoline-only vehicles, which has contributed to the increase in production and sale of flex-fuel vehicles. Many of these policies and incentives stem from, and are mostly driven by, climate change concerns and the positive perceptions regarding the use of ethanol as a solution to the climate change problem. If such concerns or perception were to change, the legal framework and incentive structure promoting the use of ethanol may be revised, leading to a reduction in the demand for ethanol. In addition, any reduction in the percentage of ethanol required in fuel blended with gasoline or increase in the levels at which flex-fuel vehicles are taxed in Brazil, or any growth in the demand for natural gas and other fuels as an alternative to ethanol, lower gasoline prices or an increase in gasoline consumption (versus ethanol), may cause demand for ethanol to decline and affect our business.

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

We have been successful in partially rotating and monetizing a portion of our investments in farmland. During the last twelve years, we have executed transactions for the purchase and disposition of land for over $602 million. Ownership of a significant portion of the land we operate is a key part of our business model. However, agricultural real estate is generally an illiquid asset. Moreover, the adoption of laws and regulations that impose limitations on ownership of rural land by foreigners in the jurisdictions in which we operate may also limit the liquidity of our farmland holdings. See “—Risks Related to Argentina—Argentine law concerning foreign ownership of rural properties may adversely affect our results of operations and future investments in rural properties in Argentina” and “—Risks Related to Brazil— Recent changes in Brazilian rules concerning foreign investment in rural properties may adversely affect our investments.” As a result, it is unlikely that we will be able to adjust our owned agricultural real estate portfolio promptly in response to changes in economic, business or regulatory conditions. Illiquidity in local market conditions may adversely affect our ability to complete dispositions, to receive proceeds generated from any such sales or to repatriate any such proceeds.

We have agriculture partnerships relating to a significant portion of our sugarcane plantations.

As of December 31, 2013, approximately 91% of our sugarcane plantations were leased through agriculture partnership agreements, for periods of an average of six to twelve years. We cannot guarantee that these agriculture partnerships will be renewed after their respective terms. Even if we are able to renew these agreements, we cannot guarantee that such renewals will be on terms and conditions satisfactory to us. Any failure to renew the agriculture partnerships or obtain land suitable for sugarcane planting in sufficient quantity and at reasonable prices to develop our activities could adversely affect our results of operations, increase our costs or force us to seek alternative properties, which may not be available or be available only at higher prices.

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

We are required to hold a variety of permits and licenses to conduct our farming and industrial operations, including but not limited to permits and licenses concerning land development, agricultural and harvesting activities, seed production, labor standards, occupational health and safety, land use, water use and other matters. We may not possess all of the permits and licenses required for each of our business segments. In addition, the approvals, permits or licenses required by governmental agencies may change without substantial advance notice, and we could fail to obtain the approvals, permits or licenses required to expand our business. If we fail to obtain or to maintain such permits or licenses, or if renewals are granted with onerous conditions, we could be subject to fines and other penalties and be limited in the number or the quality of the products that we could offer. As a result, our business, results of operations and financial condition could be adversely affected.

We are subject to extensive environmental regulation, and concerns regarding climate change may subject us to even stricter environmental regulations.

Our activities are subject to a broad set of laws and regulations relating to the protection of the environment. Such laws include compulsory maintenance of certain preserved areas within our properties, management of pesticides and associated hazardous waste and the acquisition of permits for water use and effluents disposal. In addition, the storage and processing of our products may create hazardous conditions. We could be exposed to criminal and administrative penalties in addition to the obligation to remedy the adverse affects of our operations on the environment and to indemnify third parties for damages. Environmental laws and their enforcement are becoming more stringent in Argentina and Brazil increasing the risk of and penalties associated with violations, which could impair or suspend our operations or projects (e.g., Ivinhema in respect of alleged environmental damage on the lvinhema river), and our operations expose us to potentially adverse environmental legislation and regulation. Failure to comply with past, present or future laws could result in the imposition of fines, third party claims, and investigation by environmental authorities and the relevant public attorney office. For example, the perceived effects of climate change may result in additional legal and regulatory requirements to reduce or mitigate the effects of our industrial facilities’ emissions. Such requirements, if enacted, could increase our capital expenditures and expenses for environmental compliance in the future, which may have a material and adverse effect on our business, results of operations and financial condition. Moreover, the denial of any permit that we have requested, or the revocation of any of the permits that we have already obtained, may have an adverse effect on our results of operations.

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

Our principal shareholders have the ability to direct our business and affairs, and their interests could conflict with yours

As of the date of this annual report, our principal shareholders were the beneficial owners of approximately 47.3% of our common shares. As a result of this significant influence over us, our principal shareholders may be able to elect a majority of the members of our board of directors, direct our management and determine the result of substantially all resolutions that require shareholders’ approval, including fundamental corporate transactions and the payment of dividends by us. The interests of our principal shareholders may differ from, and could conflict with, those of our other shareholders.

IFRS accounting standards related to biological assets require us to make numerous estimates in the preparation of our financial statements and therefore limit the comparability of our financial statements to similar issuers using U.S. GAAP

IAS 41 “Biological Assets” requires that we measure our biological assets and agriculture produce at the point of harvest at fair value. Therefore, we are required to make assumptions and estimates relating to, among other things, future agricultural commodity yields, prices, and production costs extrapolated through a discounted cash flow method. For example, the value of our biological assets with a production cycle lasting more than one year (i.e., sugarcane, coffee, dairy and cattle) generated initial recognition and changes in fair value of biological assets amounting to a $71.8 million loss in 2013, a $25.3 million loss in 2012 and a $38.7 million gain in 2011. The assumptions and estimates used to determine the fair value of biological assets, and any changes to such prior estimates, directly affect our reported results of operations. If actual market conditions differ from our estimates and assumptions, there could be material adjustments to our results of operations. In addition, the use of such discounted cash flow method utilizing these future estimated metrics differs from generally accepted accounting principles in the United States (“U.S. GAAP”). As a result, our financial statements and reported earnings are not directly comparable to those of similar companies in the United States.

Certain of our subsidiaries have substantial indebtedness which could impair their financial condition and decrease the amount of dividends we receive.

Certain of our subsidiaries in Argentina and Brazil have a substantial amount of debt, which requires significant principal and interest payments. As of December 31, 2013, we had $660.1 million of debt outstanding on a consolidated basis, all of which was incurred by our subsidiaries and not guaranteed by Adecoagro. Such indebtedness could affect our subsidiaries’ future operations, for example, by requiring a substantial portion of their cash flows from operations to be dedicated to the payment of principal and interest on indebtedness instead of funding working capital and other business purposes, making it more difficult for them to satisfy all of their debt obligations, increasing their cost of borrowing to satisfy business needs and limiting their ability to obtain additional financing.

The substantial level of indebtedness borne by certain of our subsidiaries also affects the amount of cash available to them to pay as dividends, increasing our vulnerability to economic downturns or other adverse developments relative to competitors with less leverage; and limiting our ability to obtain additional financing on their behalf for working capital, capital expenditures, acquisitions or other corporate purposes in the future. Moreover, by reducing the level of dividends we may receive, such indebtedness places limits on our ability to make acquisitions or needed capital expenditures or to pay dividends to our shareholders. See “Item 5. – Operating and Financial Review and Prospects – Liquidity and Capital Resources—Indebtedness and Financial Instruments”

The terms of the indebtedness of, and past breaches of financial ratio covenants by, certain of our subsidiaries impose significant restrictions on their operating and financial flexibility.

The debt instruments of certain of our subsidiaries contain customary covenants including limitations on their ability to, among other things, incur or guarantee additional indebtedness; make restricted payments, including dividends and prepaying indebtedness; create or permit certain liens; enter into business combinations and asset sale transactions; make investments, including capital expenditures; and enter into new businesses. Certain of these debt instruments are also secured by various collateral including mortgages on certain farms, pledges of subsidiary stock and liens on certain facilities, equipment and accounts. Certain of these debt instruments also contain cross-default provisions, where a default on one loan by one subsidiary could result in lenders of otherwise performing loans declaring a default on the otherwise performing loans. For more information regarding the covenants, collateral, and cross-default provisions of our subsidiaries’ indebtedness, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness and Financial Instruments” . These restrictions could limit our subsidiaries’ ability to obtain future financing, withstand a future downturn in business or the economy in general, conduct operations or otherwise take advantage of business opportunities that may arise. Moreover, by reducing the level of dividends we may receive, such indebtedness places limits on our ability to make acquisitions or needed capital expenditures or to pay dividends to our shareholders.

The terms of certain of our subsidiaries’ debt instruments contain financial ratio covenants, limitations on their levels of debt and capital expenditures and requirements on maintaining various levels of EBITDA. During 2009 and 2010, certain of our operating subsidiaries in Argentina and Brazil breached certain financial ratio covenants under their debt instruments, and subsequently entered with the lenders into amendments to redefine the terms of such financial ratio covenants. The financial ratio covenants we are currently required to meet, some of which are measured on a combined basis aggregating results of the borrowing subsidiaries and others which are measured on an individual debtor basis, include, among others, debt service coverage, minimum liquidity and leverage ratios. For detailed information regarding the financial ratio covenants, limitations on levels of debt and capital expenditures and requirements on EBITDA, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness and Financial Instruments” .

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

As of December 31, 2013, approximately 40.4% of our total debt was subject to fixed interest rates and 59.6% was subject to variable interest rates. As of December 31, 2013, borrowings incurred by the Company’s subsidiaries in Brazil are repayable at various dates between January 2014 and September 2023 and bear either fixed interest rates ranging from 2.50% to 13.47% per annum or variable rates based on LIBOR or other specific base-rates plus spreads ranging from 4.72% to 14.11% per annum. At December 31, 2013, LIBOR (six months) was 0.28%. Borrowings incurred by the Company’s subsidiaries in Argentina are repayable at various dates between January 2014 and November 2019 and bear either fixed interest rates ranging from 5.70% and 7.00% per annum. Significant interest rate increases can have an adverse effect on our profitability, liquidity and financial position. Currently, our variable interest rate exposure is mainly linked to the LIBOR rate plus specified spreads. If interest rates increase, whether because of an increase in market interest rates or an increase in our own cost of borrowing, our debt service obligations for our variable rate indebtedness would increase even though the amount of borrowings remained the same, and our net income could be adversely affected. See also “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

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

We acquired approximately 98% of IFH, a holding company, which is a partnership for U.S. federal income tax purposes organized under the laws of Delaware, immediately prior to our IPO, in exchange for our stock. Under U.S. Internal Revenue Code section 7874(b), we would be treated as a U.S. domestic corporation if we were deemed to have acquired substantially all of the assets constituting the trade or business of a U.S. domestic partnership and former members of IFH were deemed to own at least 80% of our stock by reason of the transfer of those trade or business assets (ignoring stock issued in our IPO for purposes of the 80% threshold). Although we and our subsidiaries conduct no direct business activity in the United States and we believe that our acquisition of IFH should not be subject to the rules above, those rules are unclear in certain respects and there is limited guidance on the application of the rules to partnership acquisitions. Accordingly, we cannot assure you that the U.S. Internal Revenue Service (“IRS”) will not seek to assert that we are a U.S. domestic corporation, which assertion if successful could materially increase our U.S. federal income tax liability and require us to withhold tax from any dividends we pay. See “Item 10. Additional Information—E. Taxation.”

Risks associated with the Countries in which we operate

We operate our business in emerging markets. Our results of operations and financial condition are dependent upon economic conditions in those countries in which we operate, and any decline in economic conditions could harm our results of operations or financial condition.

All of our operations and/or development activities are in South America. As of December 31, 2013, based on the net book value of our consolidated investment property and property, plant and equipment, approximately 26.2% of our assets were located in Argentina, 72.6% in Brazil and 1.3% in Uruguay. During the year ended 2013, 51.1% of our consolidated sales of manufactured products and services rendered and sales of agricultural produce and biological assets were attributable to our Brazilian operations, 46.3% were attributable to our Argentine operations and 2.6% were attributable to our Uruguayan operations. In the future we expect to have additional operations in the South American countries in which we now operate or in other countries with similar political, economic and social conditions. Many of these countries have a history of economic instability or crises (such as inflation or recession), government deadlock, political instability, civil strife, changes in laws and regulations, expropriation or nationalization of property, and exchange controls which could adversely affect our business, financial condition and results of operations.

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

The Argentine Peso depreciated 2.27% against the U.S. dollar in 2007, 9.49% in 2008, 10.40% in 2009, 4.72% in 2010, 5.89% 2011, 14.27% in 2012 and 32.5% in 2013. In the beginning of 2014, the Argentine government accelerated the devaluation of the Argentine Peso, which depreciated an additional 22.9% during January. However, due to the restrictions on the purchase of foreign currency imposed by the Argentine government (see “ - Risks Related to Argentina-Exchange controls could restrict the inflow and outflow of funds in Argentina.”) there exists an unofficial market where the U.S. dollar is trading at a different market value than reflected in the official Argentine Peso – U.S. dollar exchange rate. The Company uses the official Argentine Peso-US Dollar exchange rate as the reference exchange rate for all re-measurement purposes, which is consistent with the economic reality that foreign currency transactions entered into or paid out of Argentina are required to be converted at the official exchange rate. As of the date of this report the gap between the official rate and the unofficial rate is approximately 30% and may increase or decrease in the future. We cannot predict future fluctuations in the exchange rate of the Argentine Peso or whether the Argentine government will change its currency policy.

The Brazilian currency has historically suffered frequent fluctuations. As a consequence of inflationary pressures, in the past, the Brazilian government has implemented various economic plans and adopted a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. Formally the value of the Real against foreign currencies is determined under a free-floating exchange rate regime, but in fact the Brazilian government is actually intervening on the Market, through currency swaps, trading in the spot market, among others, every time the currency exchange rate is above or below the levels that the Brazilian government considers appropriate, taking into account, inflation, growth, the performance of the Real against the U.S dollar in comparison with other currencies and other economic factors. Periodically, there are significant fluctuations in the value of the Real against the U.S. dollar. The Real appreciated 17.2% against the U.S.

dollar in 2007, depreciated 31.9% in 2008, appreciated 25.5% in 2009, appreciated 4.3% in 2010, depreciated 12.6% in 2011, depreciated 8.94% in 2012 and depreciated 14.6% in 2013. Against the euro, the Real appreciated 7.5% in 2007, depreciated 24.1% in 2008, appreciated 22.6% in 2009, appreciated 11.14% in 2010, depreciated 9.3% in 2011, depreciated 10.7% in 2012 and depreciated 19.7% in 2013. On December 31, 2012, the Real/U.S. dollar exchange rate was R$2.0435 per U.S. dollar, and the Real/Euro exchange rate was R$2.6954 per Euro, as reported by the Central Bank of Brazil. On December 31, 2013, the Real/U.S. dollar exchange rate was R$ 2.3426, a depreciation of %14.6 in comparison with December 31, 2012, and as of December 31, 2013 the Real/Euro exchange rate was R$3.2265 per Euro, a depreciation of 19.7%.

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

After several years of price stability in Argentina, the devaluation of the Peso in January 2002 imposed pressures on the domestic price system that generated high inflation throughout 2002. In 2003, inflation decreased significantly and stabilized. However, since 2004, encouraged by the pace of economic growth, according to the Instituto Nacional de Estadísticas y Censos, or “INDEC” (Argentine Statistics and Census Agency), the consumer price index increased by 6.1% in 2004, 12.3% in 2005, 9.8% in 2006, 8.5% in 2007, 7.2% in 2008, 7.7% in 2009, 10.9% in 2010, 9.5% in 2011, 10.8% in 2012 and 10.9% in 2013; while the wholesale price index increased 7.9% in 2004, 10.6% in 2005, 7.2% in 2006, 14.6% in 2007, 8.8% in 2008, 10.3% in 2009, 14.6% in 2010, 12.7% in 2011, 13.1% in 2012, and 14.7% in 2013. The accuracy of the measurements of the INDEC has been questioned in the past, and the actual consumer price index and wholesale price index could be substantially higher than those indicated by the INDEC. For example, according to a research center of the University of Buenos Aires, School of Economics, the consumer price index increased by 10.7% (rather than 9.8%) in 2006, 25.7% (rather than 8.5%) in 2007, 23.0% (rather than 7.2%) in 2008 and 15.0% (rather than 7.7%) in 2009 (last published information). Moreover, according to InflacionVerdadera.com, an initiative that is part of the Billion Prices Project at the Massachusetts Institute of Technology, the consumer price index increased by 25.77% (rather than 10.9%) in 2010, by 30.18% (rather than 9.5%) in 2011, by 25.9% (rather than 10.8%) in 2012 and 24.3% (rather than 10.9%) in 2013.

During 2011 the Argentine Secretary of Commerce imposed fines on some private consulting firms for releasing inflation measurements. Since then, private inflation measurements have been released mainly by the Commission of Freedom of Expression of the Argentine Congress (the “Expression Commission”). According to the last information released by the Expression Commission and published in local newspapers, in 2011 the consumer price index increased by 22.8% (rather than 9.5%), by 25.6% (rather than 10.8%) in 2012 and by 28.38 (rather than 10.9%) in 2013. See “—Risks Related to Argentina—There are concerns about the accuracy of the INDEC’s measurements.” In May 2013, four Chambers of the Court of Appeals in Administrative Matters (Cámara Nacional de Apelaciones en lo Contencioso Administrativo Federal) revoked the fines imposed by the Argentine Secretary of Commerce on the private consulting firms for releasing inflation measurements.

In February 2014 the INDEC modified the methodology for the calculation of the consumer price index and the gross domestic product and released a new consumer price index, which was equal to 3.7%, 3.4% and 2.4% for January 2014, February 2014 and for March 2014, respectively. According to InflacionVerdadera.com and the Expression Commission the consumer price index increased by 3.903%, 6.272% and 4.095% and by 4.61%, 4.30% and 3.30% for the same periods, respectively.

Brazil has historically experienced high rates of inflation. Inflation, as well as government efforts to curb inflation, had significant negative effects on the Brazilian economy, particularly prior to 1995. Inflation rates were 7.7% in 2007 and 9.8% in 2008, compared to deflation of 1.7% in 2009, inflation of 11.3% in 2010, inflation of 5.1% in 2011, inflation of 7.8% in 2012 and inflation of 5.5% in 2013, as measured by the General Market Price Index (Indice Geral de Preços — Mercado), compiled by the Getúlio Vargas Foundation (Fundação Getúlio Vargas). A significant proportion of our cash costs and our operating expenses are denominated in Brazilian Reais and tend to increase with Brazilian inflation. The Brazilian government’s measures to control inflation have in the past included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and reducing economic growth. This policy has changed in the last two years, when the Brazilian government decreased the interest rate by 525 basis points. Subsequently, the high inflation, arising from the lower interest rate, and the intention to maintain this rate at low levels, led, the Brazilian government to adopt other measures to control inflation, such as tax relief for several sectors of the economy and tax cuts for the products included in the basic food basket. These measures were not sufficient to control the inflation, which led the Brazilian government to reinstate a tighter monetary policy. As a result, interest rates have fluctuated significantly. The Special System for Settlement and Custody (Sistema Especial de Liquidação e Custódia, or “SELIC”) interest rate in Brazil at year-end was 13.25% in 2006, 11.25% in 2007, 13.75% in 2008, 8.75% in 2009, 10.75% in 2010, 11.0% in 2011, and 7.25% in 2012 and 10.0% in 2013 as determined by the Comitê de Política Monetária, or COPOM.

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

Although general economic conditions in Argentina have recovered significantly during the past years, there is uncertainty as to whether this growth is sustainable. This is mainly because the economic growth was initially dependent on a significant devaluation of the Argentine Peso, a high excess production capacity resulting from a long period of deep recession and high commodity prices. The global economic crisis of 2008 led to a period of economic decline, accompanied by political and social unrest, inflationary and Peso depreciation pressures and lack of consumer and investor confidence. According to the INDEC, Argentina’s GDP, in real terms, grew by 8.7% in 2007, 6.8% in 2008, 0.9% in 2009, 9.2% in 2010, 8.9% in 2011, 1.9% in 2012 and 5.6% in 2013. See “—There are concerns about the accuracy of the INDEC’s measurements” and “—Risks Associated with the Countries in which We Operate—Inflation in some of the countries in which we operate, along with governmental measures to combat inflation, may have a significant negative effect on the economies of those countries and, as a result, on our financial condition and results of operations” in this section. The INDEC originally reported a GDP for 2013 equal to 5.6%, however, in February 2014 the INDEC modified the methodology for the calculation of the GDP and released a new GDP index for 2013, equal to 3.00%. We cannot assure you that GDP will increase or remain stable in the future. The lingering economic crises in Europe, including the financial crisis in Greece, Spain, Italy and Portugal, the international demand for Argentine products, the stability and competitiveness of the Peso against foreign currencies, confidence among consumers and foreign and domestic investors, the stability and level of inflation and the future political uncertainties, among other factors, may affect the development of the Argentine economy.

In October 2011, Mrs. Cristina Fernandez de Kirchner was re-elected. During her presidential campaign Mrs. Fernandez de Kirchner did not announce any particular actions to be undertaken by her administration. However, the prevailing economic conditions during 2011 and the beginning of 2012, including the rise of inflation, the continued demand for salary increases, the growth of the fiscal deficit (the highest since the first Kirchner administration despite the use of resources from the National Social Security System and the Central Bank), the required payments to be made on public debt in 2012 (including the Bonos del Gobierno Nacional en Dólares Estadounidenses Libor 2012), the reduction of industrial growth and the increase of the capital outflows from Argentina have forced the Argentine government to adopt different measures, including the tightening of foreign exchange controls, the elimination of subsidies to the private sector and the proposal for new taxes. See “—Changes in the Argentine tax laws may adversely affect the results of our operations”. The economic conditions worsened during 2013 due to a higher inflation, an increase of capital outflows despite tighter foreign exchange controls and an increase in demand for U.S. Dollars.

On October 27, 2013, there were mid-term elections in Argentina, in which the current government lost a great portion of the support gained in the 2011 elections. As a result, President Fernández de Kirchner announced the replacement of the head of the Cabinet, Mr. Juan Manuel Abal Medina by the governor of the province of Chaco, Mr. Jorge Capitanich; the Minister of Economy and Public Finance, Mr. Hernán Lorenzino by Mr. Axel

Kicillof; the Minister of Agriculture, Mr. Norberto Yauhar by Carlos Casamiquela; and the President of the Central Bank, Mrs. Mercedes Marcó del Pont by Mr. Juan Carlos Fábrega. The market reacted negatively to these changes in the government and the MERVAL (the Buenos Aires Stock Exchange Index) lost more than 6% the day following these announcements. On November 19, 2013, the Secretary of Commerce, Mr. Guillermo Moreno, one of the most controversial members of the current government resigned his position, which he held since 2005. Accordingly, there remains uncertainly concerning the scope and direction of the new measures that may be adopted by the reconstituted Kirchner administration.

Despite the Argentina’s economic recovery from the 2001 crisis and GDP growth, social and political tension and high levels of poverty and unemployment continued. The deterioration of the economy significantly increased the social and political turmoil, including civil unrest, riots, looting, nationwide protests, strikes and street demonstrations. Due to the high levels of inflation and devaluation, employers both in the public and private sectors are experiencing significant pressure from organized labor unions and their employees to further increase salaries. See “—Risks related to Argentina—The Argentine government may order salary increases to be paid to employees in the private sector, which would increase our operating costs”.

In addition, during the last years the Argentine Central Bank’s reserves have suffered a substantial decrease mainly as a consequence of the increasing need to import energy and payments of sovereign debt. The reduction of the Argentine Central Bank’s reserves may weaken Argentina’s ability to overcome economic deterioration. This could inhibit the ability of the Argentine Central Bank to adopt measures to curb inflation and could adversely affect Argentina’s economic growth and public finances.

A continued deterioration of the economic, social and/or political conditions may adversely affect the development of the Argentine economy and force the government to adopt future policies including forced renegotiation or modification of existing contracts, suspension of the enforcement of creditors’ rights, new taxation policies, including royalty and tax increases and retroactive tax claims, and changes in laws and policies affecting foreign trade and investment and salary increases, and/or the provision of additional employee benefits. Any such economic, social and/or political conditions and/or measures could materially affect our business, results of operations and financial condition.

The economy of Argentina may be affected by its government’s limited access to financing from international markets.

As of December 31, 2001, Argentina’s total public debt amounted to $144.5 billion (including $6.6 billion owed to the Paris Club, an informal group of financial officials from some of the world’s biggest economies). In December 2001, Argentina defaulted on over $81.8 billion in external debt to bondholders. In addition, since 2002, Argentina suspended payments on over $15.7 billion in debt to multilateral financial institutions (e.g. International Monetary Fund and the Paris Club) and other financial institutions. In 2006, Argentina cancelled all its outstanding debt with the International Monetary Fund totaling approximately $9.5 billion, and through various exchange offers made to bondholders between 2004 and 2010, restructured over approximately $74.2 billion of the defaulted debt. As of December 31, 2012, the Argentine government was still in default with respect of over $6.8 billion of debt to bondholders. As of December 31, 2013, Argentina’s total public debt amounted to $196.1 billion (excluding the debt in default to bondholders).

Since 2010, the Argentine government applied $6.4 billion of the Argentine Central Bank’s reserves to the payment of public debt. In the first quarter of 2011, the Argentine government applied $7.5 billion from the Central Bank’s reserves to repay indebtedness maturing in 2011. In March 2011, the Argentine government applied $2.1 billion of the Argentine Central Bank’s reserves to the payment of public debt, cancelling the entire debt with international financial institutions. During 2013, the Argentine government made the payment of approximately $4.5 billion of privately held public debt and approximately $2 billion of public debt with multilateral financial institutions and during 2013 refinanced approximately $8 billion of public debt with local public entities (i.e. Central Bank and the Administración Nacional de la Seguridad Social or ANSES –the social security authority-). During 2014, the Argentine government faces the payment of approximately $10 billion of public debt. In addition, the Argentine government faces several claims at the World Bank’s International Centre for Settlement of Investment Disputes for approximately $65 billion (on some of which the arbitral tribunal has already ruled against Argentina).

Pursuant to an order dated February 23, 2012, as amended by an order dated November 21, 2012, based on the equal treatment provision under the defaulted debt, the United States District Court for the Southern District of New York granted an injunction requiring Argentina to pay the holders of the defaulted debt as a precondition to making a single interest payment under the restructured debt. The injunction further required Argentina to pay into an escrow account over $1.3 billion prior to making the payment on the restructured debt on the December 15, 2012 scheduled payment. The injunctions directed that whenever Argentina pays on the bonds or other obligations that it issued in the 2005 or 2010 exchange offers, it must also make a “ratable payment” to the holders of the defaulted bonds who brought the actions under which the injunctions were granted. On August 23, 2013 the United States Court of Appeals for the Second Circuit affirmed the District Courts’ orders but stayed enforcement pending resolution of a petition to the Supreme Court for a writ of certiorari. On September 30, 2013, the Supreme Court did not include this case in its docket for the coming term.

On September 20, 2013 the Argentine Congress passed Law No. 26,886 approving the extension of the 2005 and 2010 exchange offers to holders of defaulted bonds excluded from the prior exchange offers. This new law authorized the Ministry of Economy and Public Finance to adopt all necessary measures to restructure the debt subject to the original terms and conditions of the bonds exchanged under the prior exchange offers. The restructuring proposal would include an offer to change the payment jurisdiction to Argentina so as to avoid injunctions on payments in New York. Other conditions such as currency and payment terms would remain unaltered from those of the originally exchanged bonds. The lack of a final solution on the outstanding defaulted debt limits the access of Argentina to foreign financing in the international markets. Due to the lack of access to the international capital markets on March 28, 2012, the Argentine government approved a reform of the Argentine Central Bank’s Charter by which, among other things: (i) limited the availability of economic information (i.e. expected rate of inflation, amount and composition of reserves and of the monetary base); (ii) significantly increased the Argentine government’s access to financing from the Argentine Central Bank; (iii) granted the Board of Directors of the Argentine Central Bank the discretion to determine the required level of reserves; (iv) determined that any reserves above the required level fixed by the Board of Directors constitutes freely available reserves; and (v) provided that in addition to the payment of obligations with international financial institutions, the freely available reserves may also be applied to the payment of official bilateral external debt (i.e. Paris Club). In addition, during the beginning of 2014 the Argentine government also sought to renegotiate the debt with the Paris Club but has not yet commenced formal negotiations.

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

The prospects for Argentine companies accessing financial markets are limited in terms of the amount of the financing available and the conditions and costs of such financing. The default on the Argentine sovereign debt and the global economic crisis has significantly limited the ability of Argentine companies to access international financial markets.

In addition, in November 2008, the Argentine Congress passed a law eliminating the private pension fund system and transferring all retirement and pension funds held by the pension fund administrators (Administradoras de Fondos de Jubilaciones y Pensiones, or “AFJPs”) to the National Social Security Administrative Office

(Administración Nacional de la Seguridad Social). Because the AFJPs had been the major institutional investors in the Argentine capital markets, the nationalization of the pension fund system has led to a reduction of the liquidity available in the local Argentine capital markets. As of December 31, 2013, our subsidiaries in Argentina have relied on local Argentine financing for 52% of our total indebtedness. Lack of access to international or domestic financial markets could affect the projected capital expenditures for our operations in Argentina and, therefore, may have an adverse effect on the results of our operations in Argentina and on the market price of our common shares.

Official data regarding inflation may be unreliable.

Since 2007, the INDEC has experienced a process of institutional and methodological reforms that have given rise to controversy with respect to the reliability of the information produced by the INDEC. The intervention of the Argentine government in the INDEC and the change in the way the inflation index is measured has resulted in disagreements between the Argentine government and private consultants as to the country’s actual annual inflation rate. Members of the political opposition in the House of Representatives of the Argentine Congress periodically disseminate inflation data produced by certain private analysts and non-governmental sources which differ significantly from, and which present higher estimates of inflation than those published by the INDEC. According to the INDEC inflation was approximately 8.5% for 2007, 7.2% for 2008, 7.7% for 2009, 10.9% for 2010, 9.5% for 2011, 10.8% for 2012 and 10.9% for 2013. Uncertainty surrounding future inflation rates has slowed the rebound in the long-term credit market. Private estimates, on average, refer to annual rates of inflation substantially in excess of those published by the INDEC. In the past, inflation has materially undermined the Argentine economy and the government’s ability to create conditions that would permit stable growth. High inflation may also undermine Argentina’s foreign competitiveness in international markets and adversely affect economic activity and employment, as well as our business and results of operation. In June 2008, the INDEC published a new consumer price index, which has been criticized by economists and investors after its initial report found prices rising below expectations. These events have affected the credibility of the consumer price index published by the INDEC, as well as other indices published by the INDEC that use the consumer price index in their calculation, including the poverty index, the unemployment index and real GDP. Beginning November 23, 2010, the Argentine government consulted with the IMF for technical assistance in order to prepare a new national consumer price index with the aim of modernizing the current statistical system. During the first quarter of 2011, a team from the IMF started working in conjunction with the INDEC to create such new national consumer price index. Notwithstanding the foregoing, reports published by the IMF state that their staff also uses alternative measures of inflation for macroeconomic surveillance, including data produced by private sources, which have shown inflation rates considerably higher than those issued by the INDEC since 2007, and the IMF has called on Argentina to adopt remedial measures to address the quality of official data. In its meeting held on February 1, 2013, the Executive Board of the IMF found that Argentina’s progress in implementing remedial measures since September 2012 has not been sufficient, and as a result, the IMF issued a declaration of censure against Argentina in connection with its breach of its related obligations to the IMF under the Articles of Agreement, and called on Argentina to adopt remedial measures to address the inaccuracy of inflation and GDP data without further delay.

In February 2014, the INDEC modified the methodology for the calculation of the consumer price index and the gross domestic product and released a new consumer price index, which was equal to 3.7% ; 3.4% and 2.4% for January 2014, February 2014 and for March 2014, respectively. According to InflacionVerdadera.com and the Expression Commission the consumer price index increased by 3.903%, 6.272% and 4.095% and by 4.61%, 4.30% and 3.30% for the same periods, respectively. In addition, in February 2014, the INDEC released a new GDP index for 2013, equal to 3.003%, which differs from the GDP of 5.6%, originally reported by the INDEC for the same period.

The arbitrary manipulation of the INDEC indexes could result in a further decrease in confidence in Argentina’s economy, which could, in turn, have an adverse effect on our ability to access the international credit markets at market rates to finance our operations and growth.

Government intervention in Argentina may have a direct impact on our prices and sales.

The Argentine government has in the past set certain industry market conditions and prices. In March 2002, the Argentine government fixed the price for milk after a conflict among producers and the government. In 2005, the Argentine government adopted measures in order to increase the domestic availability of beef and reduce domestic prices. The export tax rate was increased and a minimum weight requirement for animals to be slaughtered was established. In March 2006, sales of beef products to foreign markets were temporarily suspended until prices decreased. Furthermore, in 2007 the Argentine government significantly increased export tax rates on exports of crops. A number of restrictions are also imposed on the grain and oilseed markets that essentially limit the access of traders to exports, resulting in a disparity between domestic and world prices. In March 2012, the Undersecretary of Transport created an “indicative price” for the transportation of grains by road which will be fixed on a quarterly basis. The actual price paid for the road transportation of grains should not be lower than 5% or higher than 15% of the “indicative price” fixed for the applicable period. In some cases, the imposition of this “indicative price” would produce increases in our transportation costs. In addition, on April 9, 2013, the Secretary of Commerce issued a resolution that established a fixed price for selling liquid hydrocarbons for a six months period. The fixed price would be the highest selling price on the date of issuance of the resolution, in certain regions of the country. Notwithstanding the April 9th resolution, YPF (the Argentine government-controlled oil and gas company) implemented gas price increases that were matched by other oil companies. Due to the increase in the price of the wheat, on July 4, 2013, the Secretary of Commerce issued a resolution mandating wheat producers and distributors to sell their stocks to satisfy the domestic demand, seeking to reduce the wheat price. On January 2014, the Secretary of Commerce launched a new program of prices control called Precios Cuidados. Producers and suppliers committed to fixprices for more than 300 basic products subject to review on a quarterly basis. As of the date of this annual report, one of our rice products sold under the trademark “Molinos Ala” is subject to this program. Violation of the program may producers and suppliers subject to sanctions, including fines of up to AR$5,000,000 (US$ 625,000).

The Argentine government may pursue other expropriations or similar interventions such as the one relating to YPF. See “—Risks related to Argentina—The economy of Argentina may be affected by its government’s limited access to financing from international markets.” On December 27, 2012 the Argentine Congress passed Law N° 26,831, known as the new Capital Markets Law, which modifies the public offer regime set forth by Law No. 17,811 as amended. On August 1, 2013 Decree No. 1023/2013, which regulates the Capital Markets Law, was enacted.

The Capital Markets Law modifies the applicable regime of the Exchange Markets, including local Stock Exchange and commodities markets, and of the agents and also the powers conferred to the Argentine Securities Commission (Comisión Nacional de Valores) (“CNV”). The main amendments introduced refer to the increase in the power of intervention by the CNV over the Exchange Markets and agents entitling the CNV to appoint supervisors with the ability to veto listed companies’ board decisions, and even separate the board of directors for a period of 180 days; and suspend the activities of agents and markets, without prior notice, when the CNV determines any breach of applicable regulations. Also the new Capital Markets Law introduces new and more stringent requirements for agents to obtain authorization to operate in the markets which may result in a reduction of the current number of authorized agents operating in the grain markets.

Moreover, the Argentine government may increase its level of intervention in certain areas of the economy. For example, on April 16, 2012, the Argentine government sent a bill to the Argentine Congress to expropriate 51% of the Class D Shares of YPF, S.A. (“YPF”), the largest Argentine oil and gas company in Argentina. The expropriation law was passed by Congress on May 3, 2012 and provided for the expropriation of 51% of the share capital of YPF, represented by an identical stake of Class D shares owned, directly or indirectly, by Repsol YPF S.A., a Spanish integrated oil and gas company. The national government and the Argentine provinces that are members of the Federal Organization of Hydrocarbon Producing Provinces now own 51% and 49%, respectively, of the YPF shares subject to the seizure. This particular measure also sparked a strong international condemnation and had a significant negative impact on foreign direct investment in Argentina as well as restricted more the limited country’s access to international capital and debt markets. In response to the nationalization of YPF by the Argentine government, the European Union Commission threatened with the imposition of commercial sanctions (i.e. unilateral tariff preferences to Argentina). However, during February 2014, the Argentine government and Repsol YPF S.A. agreed to a compensation of $5,000 million payable in Argentine sovereign bonds to compensate Repsol YPF S.A. for the seizure of the YPF shares. This settlement was ratified by Repsol YPF S.A.’s shareholders and by the Argentine Congress through a law passed on April 24, 2014. Political parties in opposition to the Government have threatened to challenge the agreement before the Argentine courts.

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

The Argentine government has been debating the creation of a National Grain Commission (Junta Nacional de Granos) and during February 2014 a senate representative member of the official party circulated a bill providing for the creation of such a commission with powers to regulate the production, commercialization and export of grains and related products. The bill has not yet been officially sent to the Congress for consideration.

Furthemore, on April 1, 2014 (i) the Argentine Tax Federal Authority (“Administración Federal de Ingresos Públicos – AFIP”) issued Resolution No. 3,593/14 which established a “Systematic Registration of Movements and Grains Stocks Regime” (“Régimen de Registración Sistemática de Movimientos y Existencias de Granos”) pursuant to which all persons involved in the commercialization and manufacturing of grains and dairy products registered with the National Registry of Operators of the Commercial Agri-Food Chain (Registro Unico de Operadores de la Cadena Comercial Agropecuaria Alimentaria, or “RUO”) must report the stock and stock variations (including locations, transport between the producer’s facilities, etc.) of all grains and other agricultural products (other than those to be applied to sowing) held in inventory or through third parties; and (ii) the Secretary of Commerce enacted Resolution No. 29 by which all producers and suppliers of goods and services with annual sales greater than AR$183 million must report to the Secretary of Commerce the prices of all their products on a monthly basis. Violations of these regimes may be sanctioned with fines, among other sanctions.

We cannot assure you that the Argentine government will not continue to interfere or increase its intervention by setting prices or regulating other market conditions. Accordingly, we cannot assure you that we will be able to freely negotiate the prices of all our Argentine products in the future or that the prices or other market conditions that the Argentine government might impose will allow us to freely negotiate the prices of our products, which could have a material and adverse effect on our business, results of operations and financial condition.

Recent judicial reforms could adversely affect the operation of our business.

On April 8 2013, the Argentine government submitted to the Argentine Congress three bills for: (a) the creation of three courts of cassation and the amendment to the Civil and Commercial Procedure Code, which was passed by the Argentine Congress on April 2, 2013 (“Courts of Cassation Law”); (b) the amendment to the Law which regulates the Council of the Judiciary No. 24,937, which was passed by the Argentine Congress on May 8, 2013 (“Council of the Judiciary Law”); and (c) a new regulation of precautionary measures in proceedings involving the federal government or any of its decentralized entities, which was passed by the Argentine Congress on April 24, 2013 (“Precautionary Proceedings Law”).

The Court of Cassation Law created (i) a federal court of cassation on Administrative Law matters; (ii) a federal and national court of cassation on Labor and Social Security law matters; and (iii) a federal and national court of cassation on Civil and Commercial law matters, which has jurisdiction to decide the cassation, unconstitutionality and to review appeals against the decisions rendered by the Federal and National Court of Appeals on Administrative Law, Labor and Social Security and Civil and Commercial matters, respectively. The law sets forth that the judges of the Cassation Courts are required to be selected in the same manner and meet the same conditions as a Supreme Court judge. Finally, such law reduces the members of the Supreme Court of Argentina from seven to five. The Court of Cassation Law provides for additional judicial review before having access to the Federal Supreme Court. Judicial proceedings before federal and national courts may require additional time and likely result in higher legal costs.

The Council of the Judiciary Law increased the number of members of the Council of the Judiciary from thirteen to nineteen, including three judges, three lawyer’s representatives, six representatives from academia, six congressmen (four selected by the majority in the Argentine Congress and two selected by the minority) and a Federal Executive Branch representative. The law changed the method for appointing the Members of the Council.

Prior to the adoption of the Council of the Judiciary Law, Members of the Council were appointed by their peers. According to the new law, they will be appointed by means of open, compulsory and simultaneous primary elections. The Council of the Judiciary is entrusted with broad powers to organize and run the system to train, appoint and remove judges; approve the draft proposal for the annual budget, establish the system of compensation of all the judicial system and provide for the administration of all the judicial personnel; sanction judges and retired judges; and amend the regime applicable to the judiciary system. The election of the members of the Council of the Judiciary would be politically based and the majorities for the removal of judges would be limited.

According to the Precautionary Proceedings Law, when granting a precautionary measure against the Argentine government and its agencies, judges will have to establish, under penalty of nullity, a period of effectiveness of such measure of no longer than six months in normal proceedings and three months in abbreviated proceedings and in the cases of “amparo.” The term can be extended for six months considering the public interest involved in the process. Special consideration will be given to the dilatory tactics or proactive measures taken by the party that was awarded the measure. In addition, under such legislation, Judges are not allowed to grant precautionary measures that will affect or detract from its purposes or in any way disrupt the property or revenues of the Federal Government, nor impose personal monetary charges to public officers. Moreover, the law establishes that the precautionary measures against the Federal Government or its decentralized entities will be effective once the requesting party places an injunction bond for the expenditures or damages that the measure may cause. The injunction bond will not be required when the precautionary measure is granted in favor of the Federal Government or any of its decentralized entities.

On June 18, 2013, the Supreme Court declared certain sections of the Council of the Judiciary Law unconstitutional, in particular those referring to the increase in the number of members and the method for appointing such members. On July 7, 2013, the Federal Court on Administrative Law suspended the implementation of the Court of Cassation Law and declared the precautionary proceedings limitations provided for in the law to be unconstitutional. This law if implemented or other laws approving reforms to the Argentine judicial system may have a negative impact on our business and operations as such legislation could make a timely and impartial administrative process more difficult.

Government measures to preempt or respond to social unrest may adversely affect the Argentine economy and our business.

During the Argentine economic crisis in 2001 and 2002, Argentina experienced significant social and political turmoil, including civil unrest, riots, looting, nationwide protests, strikes and street demonstrations. Despite Argentina’s economic recovery and relative stabilization, social and political tension and high levels of poverty and unemployment continue. In 2008, Argentina faced nationwide strikes and protests from farmers due to increased export taxes on agricultural products, which disrupted economic activity and have heightened political tensions. Currently, Argentina is facing national protests from the Argentine population. On November 8, 2012, there was a massive protest against the government and on November 20, 2012 opposition trade unions led a general strike. The social unrest increased during the last months of 2012, and in December there were new riots and lootings to shops and supermarkets in various cities around the country. Social unrest continued to increase during 2013 and the beginning of 2014, which was reflected by a general massive strike called for April 10, 2014.

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

In 2008, the Ministry of Economy and Public Finance issued a resolution which applied variable export tariffs (retenciones móviles) to the agricultural sector, thereby increasing the tariffs applicable to such exports. The resolution caused a strong reaction by organizations and individuals related to the agricultural sector, who considered the increase a direct confiscation of their private property. This reaction was publicly evidenced by large-scale demonstrations all over the country, resulting in the largest agricultural strike in Argentina’s history, which included road blocks by strikers to prevent traffic of any freight related to agricultural production. As a consequence, markets reacted adversely, causing a recession in local demand and a disruption in the local financial markets. After a serious institutional crisis between the Argentine congress and the executive branch, the Argentine government issued decrees limiting the effectiveness of the original resolution. However, we cannot assure you that the government’s dispute with the agricultural sector will not resume or whether a similar reaction or conflict with the same sector will not arise. In fact, on December 21, 2012, through Decree No. 2552 the Argentine government revoked the sale of a facility of the Argentine Rural Society (Sociedad Rural Argentina) in the City of Buenos Aires that has been occupied by the Argentine Rural Society since 1875 and title was transferred to it pursuant to Decree No. 2699 of the Argentine government in the 1990’s. Cattle farmers engaged in a one-day strike in protest of this decision and the Argentine Rural Society has warned that it will organize new protests against this decision and all other actions of the Argentine government against the agricultural and cattle sectors. However, in January 2013, the Federal Chamber of Appeals in Civil and Commercial Matters granted an injunction suspending the effects of Decree No. 2552. This injunction was confirmed on August 21, 2013 by the Supreme Court of Argentina.

Moreover, a decision of the Argentine government to pursue the creation of a National Grain Commission (Junta Nacional de Granos) could lead to a conflict greater than the one originated by the increase of the variable export tariffs. See “—Risks related to Argentina—Government intervention in Argentina may have a direct impact on our result of operations or financial condition”.

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

The Argentine government increased the minimum salary from 2.875 Argentine Pesos to 3.300 Argentine Pesos in August 2013 and to 3.600 Argentine Pesos in January 2014 (what represents an aggregate increase of 25% during 2013). Due to the high levels of inflation, employers both in the public and private sectors are experiencing significant pressure from organized labor and their employees to further increase salaries. During 2013 organized labor unions have agreed with employers’ associations on salary increases between 22% and 25%. Due to the acceleration of the devaluation and inflation during the end of 2013 and the beginning of 2014 labor unions are requesting salary increases of 30% or more for 2014. It is possible that the Argentine government could adopt measures establishing further minimum salary increases, and/or the provision of additional employee benefits in the future. Any such measures could have a material and adverse effect on our business, results of operations and financial condition.

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

Pursuant to a resolution of the AFIP since February 2012, prior to the execution of any purchase order or similar document, Argentine importers are required to file before the AFIP a “Prior Import Statement” (Declaración Jurada Anticipada de Importación) providing information on future imports. Compliance with this requirement will be verified by the Argentine Customs upon arrival of the goods into Argentina and will be condition for the authorization of the payment of the purchase price by the Argentine financial entities. Even though this is intended merely as an information regime, it may be used for purposes of restricting imports into Argentina. A similar regime was also imposed in respect of the import and export of services, and could result in additional restrictions being imposed on the payments made by Argentine residents on services provided by foreign residents. The imposition of this regime may restrict the imports of goods and the import and export of services of our Argentine subsidiaries which may adversely affect our financial conditions or results of operations.

On November 5, 2013, the Central Bank issued Communication “A” 5493 restricting lending by domestic bank to large export companies (“Grandes Empresas Exportadoras”) with the stated aim of increasing the flow of U.S. Dollars into Argentina. The objective of the new law is to cause large export companies to seek financing from foreign institutions. We believe that the Company’s subsidiaries in Argentina should not be deemed to be Grandes Empresas Exportadoras and therefore should not be subject to these limitations on borrowing from domestic banks. However, if the Company’s subsidiaries in Argentina become subject to these limitations in the future, the lack of access to financing in the domestic and foreign markets may have an adverse effect on the results of our operations in Argentina and on the market price of our common shares.

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

Although most of these restrictions were eased in the past, as a consequence of the increase of the demand in Argentina for U. S. Dollars and the capital flows out of Argentina during 2011, the Argentine government imposed additional restrictions on the purchase of foreign currency and on the transfer of funds from Argentina (e.g., to make portfolio investments) and reduced the time required to comply with the mandatory transfer of funds into Argentina (e.g., the mandatory transfer into Argentina of the proceeds of loans disbursed outside of Argentina or the mandatory repatriation of export receivables). Since January 2012, the term for mandatory transfer was reduced from 365 days to 30 or 10 days following disbursement depending on the indebtedness. Accordingly, we may face difficulties in the payment of external debt obligations from Argentina, we may not be able to fund and/or finance our operations in Argentina, or we may not be able to distribute dividends from Argentina. Additionally, by means of resolution 142/2012 issued by the Ministry of Economy and Public Finance on April 24, 2012, and Communication “A” 5300 issued by the Central Bank on April 27, 2012, the term to comply with the mandatory transfer into Argentina of export proceeds was reduced to 15 days following shipment. This last term was increased to 30 days pursuant to Resolution 231/2012 issued by the Ministry of Economy and Public Finance on May 24, 2012. These restrictions and requirements could adversely affect our financial condition and the results of our operations, or the market price of our common shares.

Changes in the Argentine tax laws may adversely affect the results of our operations.

On September 23, 2013, Law No. 26,893 amending the Income Tax Law was enacted. According to the amendments the distribution of dividends is subject to income tax at a rate of 10% and the sale, exchange or disposition of shares and other securities not trading in or listed in capital markets and securities exchanges is subject to income tax at a rate of 15%. These amendments may adversely affect the results of our Argentine subsidiaries’ operations; and adversely impact the results of the sale or disposition of our Argentine subsidiaries’ shares.

Risks Related to Brazil

Brazilian economic and political conditions and perceptions of these conditions in international markets have a direct impact on our business and our access to international capital and debt markets and could adversely affect our results of operations and financial condition.

A significant portion of our operations, properties and customers are located in Brazil. Accordingly, our financial condition and results of operations are substantially dependent on economic conditions in Brazil. The Brazilian economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high and variable levels of inflation and currency devaluation. Brazil’s GDP, in real terms, grew by 6.1% in 2007, 5.1% in 2008, decreased 0.2% in 2009, increased by 7.5% in 2010, increased 3.0% in 2011, increased 0.9% in 2012, and increased 2.3% in 2013. We cannot assure you that GDP will increase or remain stable in the future. Future developments in the Brazilian economy may affect Brazil’s growth rates and, consequently, the consumption of sugar, ethanol, and our other products. As a result, these developments could impair our business strategies, results of operations and financial condition.

Historically, Brazil’s political situation has influenced the performance of the Brazilian economy, and political crises have affected the confidence of investors and the general public, which has resulted in economic deceleration and heightened volatility in the securities issued abroad by Brazilian companies. Future developments in policies of the Brazilian government and/or the uncertainty of whether and when such policies and regulations may be implemented.

Changes in Brazilian tax laws may increase our tax burden. have a material adverse impact on the taxes applicable to our business

The Brazilian government frequently implements changes to the Brazilian tax regime that may affect us and our clients. These changes include changes in prevailing tax rates and, occasionally, imposition of temporary taxes, the proceeds of which are earmarked for designated government purposes. Some of these changes may result in increases in our tax payments, which could adversely affect industry profitability and increase the prices of our products, restrict our ability to do business in our existing and target markets and cause our financial results to suffer. For example, in September 2011, the Brazilian government introduced a tax on currency derivative securities transactions (“IOF/Securities”) (where the underlying asset is linked to fluctuations in foreign currency exchange rates relative to the Reais) that are executed through the Brazilian markets at the time of the acquisition, sale or maturity of IOF/Securities. The tax is calculated at the rate of 1.0% on the notional adjusted value of the financial derivative transaction. On March 1, 2012, the Brazilian government issued new regulations effective immediately relating to new export prepayment financing, limiting the tenor of these financings to 360 days and excluding financial institutions as eligible lenders. In addition, the Brazilian government implemented a 6% IOF/Exchange tax rate applicable to foreign exchange transactions related to financing from foreign financial institutions (“IOF/Exchange”) on loan transactions with an average maturity of less than five years and reduced the IOF/Exchange rate for 360 days. In December 2012, the Brazilian government modified the regulation, allowing early receipt of resources for Brazilian exporters, for prepayment export facilities by importers or any corporate entity operating abroad, including financial institutions, without any incidence of taxes in certain cases. In June 2013, the Brazilian Government revoked those measures, and reduced to 0% of the IOF tax on inflows of investment capital destined to investments in fixed income as well in derivative securities transactions. The effects of these changes and any other change that could result from the enactment of additional legislation cannot be quantified. We cannot assure you that we will be able to maintain our projected cash flow and profitability following any increases in Brazilian taxes applicable to us and our operations.

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

As an example, the Instituto Nacional de Colonização e Reforma Agrária (“INCRA”) is currently conducting an investigation to determine the falsehood of the Certificado de Cadastro do Imóvel Rural (“CCIR”) delivered to us by the former owner of Rio de Janeiro Farm (the “Farm”) back in January 2005 when we acquired the Farm. In the event that the INCRA determines the falsehood of such CCIR, the acquisition deed of the Farm may be subsequently declared null and void, and therefore the Company would either ratify the acquisition by executing a new public deed with the seller, or request before a competent court the execution of the ratification of the acquisition. Also, the INCRA is conducting another investigation related to the cadena dominial of the Farm and determine the correct chain of ownership through the successive transfers of ownership of the Farm, in order to confirm that the destaque publico occurred or that the State does not have interest in claiming the ownership of the Farm. If the INCRA determines the falsehood of the CCIR and subsequently the acquisition deed of the Farm is declared null and void, and/or the INCRA cannot confirm a regular and licit chain of ownership of the Farm, and the Company cannot obtain a favorable judicial resolution to revert such decisions, it could result in materially adverse effect on our business, financial condition and operating results.

Social movements and the possibility of expropriation may affect the normal use of, damage, or deprive us of the use of or fair value of, our properties.

Social movements, such as Movimento dos Trabalhadores Rurais Sem Terra and Comissão Pastoral da Terra, are active in Brazil and advocate land reform and mandatory property redistribution by the federal government. Land invasions and occupations of rural areas by a large number of individuals is common practice for these movements, and, in certain areas, including those in which we have invested or are likely to invest, police protection and effective eviction proceedings are not available to land owners. As a result, we cannot assure you that our properties will not be subject to invasion or occupation by these groups. A land invasion or occupation could materially impair the normal use of our lands or have a material adverse effect on our results of operations, financial condition or the value of our common shares In addition, our land may be subject to expropriation by the federal government. Under Article 184 of the Brazilian Constitution, the federal government may expropriate land that is not in compliance with mandated local “social functions”. A “Social function” is defined in Article 186 of the Brazilian Constitution as (i) rational and adequate exploitation of land,; (ii) adequate use of natural resources available and preservation of the environment, (iii) compliance with labor laws, and (iv) exploitation of land to promote welfare of owners and employees. If the Brazilian government decides to expropriate any of our properties, our results of operations may be adversely affected, to the extent that potential compensation to be paid by the federal government may be less than the profit we could make from the sale or use of such land. Disputing the federal government’s expropriation of land is usually time-consuming and the outcomes at of such challenges are uncertain. In addition, we may be forced to accept public debt bonds, which have limited liquidity, as compensation for expropriated land instead of cash. A land invasion or occupation also could materially impair the normal use of our lands or have a material adverse effect on our results of operations, financial condition or the value of our common shares.

Recent changes in Brazilian rules concerning foreign investment in rural properties may adversely affect our investments.

Brazilian Federal Law No. 5,709, effective October 7, 1971 (“Law 5709”) established certain restrictions on the acquisition of rural property by foreigners, including that (i) foreign investors may only acquire rural properties in which agricultural, cattle-raising, industrial or colonization projects are going to be developed as approved by the relevant authorities; (ii) the total rural area to be acquired by a foreign investor cannot exceed one quarter of the surface of the municipality where it is located, and foreigners with the same nationality may not own, cumulatively, more than 10% of the surface of the municipality in which it is located; and (iii) the acquisition or possession (or any in rem right) by a foreigner of rural property situated in an area considered important to national security must be previously approved by the General Office of the National Security Council (Secretaria-Geral do Conselho de Segurança Nacional). Pursuant to Article 23 of Law No. 8,629, of February 25, 1993 (“Law 8629”), the restrictions mentioned in items (i) and (ii) above established by Law 5709 are also applicable for rural lease agreements executed by foreigners. “Parcerias Agrícolas” (agriculture partnerships agreements) have not been subject to these restrictions. Although, a broader interpretation of the existing regulations could have also included these agreements within the limitations for foreigners, the Federal General Attorney’s Office (“AGU”) on October 8, 2012 issued a legal opinion 005/2012, pursuant to which the AGU confirmed the understanding that the “Parcerias Rurais” are not subject to the restrictions or limitations of Law 5709. In addition, pursuant to Law 8629, the acquisition or lease by a foreigner of a rural property exceeding 100 módulos de exploração indefinida -“MEI,” a measurement unit defined by the Regional Superintendence of the National Institute of Colonization and Land Reform (Superintendencia Regional do Instituto Nacional de Colonizaçao e Reforma Agrária – “INCRA”) in hectares for each region of the country - must be previously approved by the Brazilian National Congress. Law 5709 also establishes that the same restrictions apply to Brazilian companies that are directly or indirectly controlled by foreign investors. Any acquisition or lease of rural property by foreigners in violation of the terms of Law 5709 would be considered null and void under Brazilian law.

However, the Brazilian Constitution enacted in 1988 and its amendments, in particular Constitutional Amendment No. 6, of August 15, 1995, provides that (i) no restrictions on the acquisition of rural land in Brazil should apply to Brazilian companies; and (ii) any company incorporated and headquartered in Brazil and controlled by foreign investors must receive the same treatment as any other company incorporated and headquartered in Brazil and controlled by Brazilian investors. Since the enactment of the Brazilian Constitution in 1988, the interpretation had been that the restrictions imposed by Federal Law 5709 on the acquisition or lease of rural property above-mentioned did not apply to Brazilian companies controlled by foreigners, pursuant to the legal opinion No. GQ-22, issued by the Federal General Attorney’s Office (the “AGU in 1994, which was ratified by legal opinion No. GQ-181, also issued by the AGU in 1998. However, the Brazilian Justice National Council issued an Official Letter on July 13, 2010 addressed to all the Brazilian local State Internal Affairs Bureaus in order for them to adopt procedures within sixty (60) days and instruct the local State Notary and Real Estate Registry Offices to observe the restrictions of the Brazilian law on the acquisitions of rural land by Brazilian companies with foreign equity holders. Thereafter, on August 19, 2010, the AGU revised its prior opinion, and published a new legal opinion which: (i) revoked the AGU’s legal opinions No. GQ-22 and GQ-181; and (ii) confirmed that Brazilian entities controlled by foreigners should be subject to the restrictions described above, and the transactions entered into by foreigners in connection with rural properties shall be subject to the analysis and approval from INCRA, the Ministry of Agrarian Development and the Brazilian National Congress, when applicable. This revised opinion was ratified by the President of Brazil and published in the Official Gazette of the Federal Executive on August 23, 2010, becoming binding as of such date. We therefore believe that the acquisitions of rural properties by Brazilian companies directly or indirectly controlled by foreigners registered in the appropriate real estate registry prior to August 23, 2010 are not affected by the AGU’s legal opinion. As a confirmation of such understanding, pursuant to the Joint Normative Ruling N. 1 issued on September 27, 2012 by the Ministries of: (i) Agricultural Development; (ii) Agriculture, Cattle-raising and Supply; (iii) Industry Development and Foreign Commerce; and (iv) Tourism (the “Joint Normative Ruling N. 1”); and the Normative Ruling/IN INCRA No.76, issued on August 23, 2013, a Brazilian company controlled by foreign individuals or companies which acquired or leased rural properties, by means of an act or agreement entered into from June 7, 1994 and August 22, 2010, may register such property before the National System of Rural Registry (Sistema Nacional de Catastro Rural-SNCR), without any administrative sanction. However, as of said date, the acquisition and leasing of rural land in Brazil, including through corporate transactions, will be subject to the above-mentioned restrictions, and will require several additional layers of review and approvals which may be discretionary (including the approvals from INCRA, Ministry of Agrarian Development and the Brazilian National Congress, when applicable), burdensome and time consuming. Additionally, the Joint Normative Ruling N. 1 sets forth the administrative procedures applicable to requests for authorization for the acquisition or lease of rural properties by foreign investors pursuant to Law 5709. Under the Joint Normative Ruling, in order to obtain the authorization for the acquisition or lease of rural properties, foreign investors shall present a project to the INCRA, containing the following information: (i) the rationale for the relationship between the property to be acquired or leased and the project size; (ii) physical and financial schedule of the investment and implementation of the project; (iii) use of official credit (governmental funds) for the total or partial finance of the project; (iv) logistic viability of the execution of the project and, in case of an industrial project, proof of compatibility between the local industrial sites and the geographic location of the lands; and (v) proof of compatibility with the criteria established by the Brazilian Ecological and Economical Zoning (Zoneamento Ecológico Económico do Brasil- ZEE), relating to the location of the property.

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

We are also subject to several laws and regulations, among others, imposed in Brazil by (i) the National Agency of Petroleum, Natural Gas and Biofuels (Agência Nacional do Petróleo, Gás Natural e Biocombustível(“ANP”)) and by the Brazilian Electricity Regulatory Agency (Agência Nacional de Energia Elétrica) (“ANEEL”) due to our production of sugarcane and ethanol and (ii) the Ministry of Agriculture, Breeding Cattle and Supply (Ministerio da Agricultura, Pecuaria e Abastecimento(“MAPA”)), due to our agricultural, sugarcane and ethanol production activities. If an adverse final decision is issued in an administrative process, we could be exposed to penalties and sanctions derived from the violation of any of these laws and regulations, including the payment of fines, and, depending on the level of severity applied to the infraction, the closure of facilities and/or stoppage of activities and the cancellation or suspension of the registrations, authorizations and licenses, which may also result in temporary interruption or discontinuity of activities in our plants, and adversely affect our business, financial status, and operating results.

Government laws and regulations in Brazil governing the burning of sugarcane could have a material adverse impact on our business or financial performance.

In Brazil, a relevant percentage of sugarcane is currently harvested by burning the crop, which removes leaves in addition to eliminating insects and other pests. The states of São Paulo, Minas Gerais and Mato Grosso do Sul, among others, have established laws and regulations that limit and/or entirely prohibit the burning of sugarcane and there is a likelihood that increasingly stringent regulations will be imposed by those states and other governmental agencies in the near future.

Such limitations arise from a Brazilian Federal Decree that set forth the complete elimination of the harvest by burning the crop until 2018 in areas where it is possible to carry out mechanized harvest. In the state of Minas Gerais, the deadline imposed by the State Government for the elimination of the harvest by burning the crop is 2014, for areas with declivity lower than 12%, and for areas with declivity higher than 12% it shall be given an additional term as per the State Environmental Agency decision, on a case by case basis. Nevertheless, in the state of Mato Grosso do Sul it is currently applicable the deadline of 2018 for the elimination of harvest by burning the crop for areas where mechanized harvest can be carried out, as per the Brazilian Federal Decree.

We currently make significant investments to comply with these laws and regulations. Although our plans for the implementation of mechanized harvesting are underway, with 90.0% of our sugarcane harvest mechanized during the 2012-2013 harvest, the strengthening of these laws and regulations or the total prohibition of sugarcane burning would require us to increase our planned investment in harvesting equipment, which, in turn, would limit our ability to fund other investments. In addition, the state of São Paulo has imposed an obligation on growers to dedicate a certain percentage of land used for sugarcane cultivation for native or reclaimed forest area. The cost of setting aside this land is difficult to predict and may increase costs for us or our sugarcane suppliers. As a result, the costs to comply with existing or new laws or regulations are likely to increase, and, in turn, our ability to operate our plants and harvest our sugarcane crops may be adversely affected.

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

Pursuant to Luxembourg corporate law, existing shareholders are generally entitled to preemptive subscription rights in the event of capital increases and issues of shares against cash contributions. However, under our articles of incorporation, the board of directors has been authorized to waive, limit or suppress such preemptive subscription rights until the fifth anniversary of the publication of the authorization granted to the board in respect of such waiver by the general meeting of shareholders. The current authorization is valid until April 22, 2016 and we expect to seek a renewal and/extension of such authorization thereafter.

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

On February 26, 2013, Adecoagro formed CHS Agro S.A., a joint venture with CHS Inc. (www.chsinc.com) a leading farmer-owned energy, grains and foods company based in the United States. We hold 50% interest in CHS Agro. CHS Agro will build a sunflower processing facility located in the city of Pehuajo, Province of Buenos Aires, Argentina. The facility will process blackoil and confectionary sunflower into specialty products such as in-shell seeds and oil seeds, which will be entirely exported to markets in Europe and the Middle East. The joint venture will grow confectionary sunflower on leased farms, while blackoil sunflower will be originated from third parties. As of December 31, 2013 We and CHS Inc. have made a capital contribution to CHS Agro of approximately US$ 4 million each.

On February 5, 2013, we completed an underwritten secondary offering of 13.9 million common shares of Adecoagro offered by our shareholder, HBK Master Fund LP at a price per share to the public of $8.00. The shares were offered pursuant to an effective shelf registration statement on Form F-3 filed with the SEC.

On February 13, 2013, HBK Master Fund LP sold an additional 2,1 million common shares of Adecoagro pursuant to the overallotment option it granted to Morgan Stanley & Co. LLC, the sole underwriter in the secondary offering. As of March 31, 2013, and after the completion of the offering, public shareholdes held approximately 51.9% of our capital stock.

The diagram below illustrates our corporate structure as of December 31, 2013.

Private Shareholders*
Public Shareholders
48.08%
51.92 %
Adecoagro S.A. (Luxembourg)
100%**
Ona Ltd. (Malta)
99.99 %
0.00001%
IFH LP (Delaware)
100%**
99.99%
Toba Ltd. (Malta)
0.00001%
Adecoagro LP (Delaware)
100%
Spanish Holding Companies
Brazilian, Argentine, and Uruguayan Operating Companies

*	Private Shareholders refer to shareholders of record prior to our IPO and transferees.
**	Does not account for an in material amount of shares required to be owned by other persons pursuant to Maltese law.

Principal Capital Expenditures

Capital expenditures totaled $226.6 million, $301.7 million and $165.3 million for the years ended December 31, 2013, 2012 and 2011, respectively.

For a discussion of our capital expenditures and future projections, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditure Commitments.”

B.	BUSINESS OVERVIEW

Our Company

We are a leading agricultural company in South America, with operations in Argentina, Brazil and Uruguay. We are currently involved in a broad range of businesses, including farming crops and other agricultural products, dairy operations, sugar, ethanol and energy production and land transformation. Our sustainable business model is focused on (i) a low-cost production model that leverages growing or producing each of our agricultural products in regions where we believe we have competitive advantages, (ii) reducing the volatility of our returns through product and geographic diversification and use of advanced technology, (iii) benefiting from vertical integration in key segments of the agro-industrial chain, (iv) acquiring and transforming land to improve its productivity and realizing land appreciation through strategic dispositions; and (v) promoting sustainable agricultural production and development.

As of December 31, 2013, we owned a total of 269,838 hectares, comprised of 19 farms in Argentina, 11 farms in Brazil and one farm in Uruguay. In addition we own and operate several agro-industrial production facilities including three rice processing facilities in Argentina, two dairy operation with approximately 6,092 milking cows in Argentina, ten grain and rice conditioning and storage plants in Argentina and three sugar and ethanol mills in Brazil with a sugarcane crushing capacity of 7.2 million tons as of December 31, 2013.

We believe that we are:

•

one of the largest owners of productive farmland in South America, with more than 269,838 owned hectares as of December 31, 2013 used in productive activities (excluding legal land reserves pursuant to local regulations and other land reserves) located in Argentina, Brazil and Uruguay, producing a wide range of agricultural products.

•

a leading producer of agricultural commodities in South America. During the 2012/2013 harvest year, we harvested 181,985 hectares (including 51,114 leased hectares and 34,091 second crop hectares) and produced 496,583 tons of grains, including soybeans, corn, wheat, sunflower and cotton.

•

one of the largest producers of rough (unprocessed) rice in the world, planting 35,249 hectares (including 3,083 leased hectares) and producing 202,589 tons during the 2012/2013 harvest year, which accounted for 15% of the total Argentine production according to the Confederacion de Molinos Arroceros del Mercosur (“Conmasur”). We are also a large processor and exporter of white rice in Argentina, accounting for 18% of total white rice production capacity in Argentina and 15% of total Argentine white rice exports during 2013, according to Camara de Industriales Arroceros de Entre Ríos (Federacion de Entidades Arroceras), respectively.

•

a leading dairy producer in South America in terms of our cutting-edge technology, productivity per cow and grain conversion efficiencies, producing approximately 73.0 million liters of raw milk during 2013.

•

a growing producer of sugar and ethanol in Brazil, where we are in the process of building what we expect will be one of the most cost-efficient sugarcane crushing clusters in Brazil. We currently own three sugar and ethanol mills in Brazil with an aggregate installed capacity of 7.2 million tons per year and cogeneration (the generation of electricity from sugarcane bagasse, the fiber portion of sugarcane that remains after the extraction of sugarcane juice) capacity of 152 MW as of December 31, 2013. We are currently expanding our cluster in Mato Grosso do Sul and expect to reach a total installed sugarcane crushing capacity of 10.0 million tons per year by 2017, resulting in a consolidated sugarcane crushing capacity of 11.2 million tons and cogeneration capacity of 232 MW per year .

•

one of the leading companies in South America involved in the acquisition and transformation of undermanaged land to more productive uses, generating higher cash yields. During the last seven fiscal years we have consistently sold a portion of our fully mature farmland every year. In aggregate, we have sold 15 farms generating capital gains of approximately $161 million.

We are engaged in three main businesses:

Farming Business: We believe we are one of the largest owners of productive farmland in South America. As of December 31, 2013 we owned 256,703 hectares (excluding sugarcane farms) of farmland in Argentina, Brazil and Uruguay, of which 133,568 hectares are croppable, 12,308 hectares are being evaluated for transformation, 63,513 hectares are suitable for raising beef cattle and are mostly leased to third party cattle farmers, constituting a total of 209,389 productive hectares, and 51,304 hectares are legal land reserves pursuant to local regulations or other land reserves. During the 2013/2014 harvest year we held leases or have entered into agriculture partnerships for an additional 60,065 croppable hectares. We own the facilities and have the resources to store and condition 100% of our crop and rice production. We do not depend on third parties to condition our production for sale. Our farming business is subdivided into four main business areas:

•

Crop business: We produce a wide range of agricultural commodities including soybeans, corn, wheat, sunflower and cotton, among others. In Argentina, our farming activities are conducted mainly in the Argentine humid pampas region, where agro-ecological conditions are optimal for low-cost production. Since 2004, we have expanded our operations throughout the center-west region of Uruguay and the western part of the state of Bahia, Brazil, as well as in the northern region of Argentina. During the 2012/2013 harvest year, we planted approximately 181,985 hectares of crops, including second harvests, producing 496,583 tons of grains, including soybeans, wheat and corn, sunflower and cotton. We also planted an additional 5,172 hectares where we produced over 30,123 tons of forage that we used for cow feed in our dairy operation. During the current 2013/14 harvest year, we planted approximately 181,992 hectares of crops, including second harvest, and also planted an additional 2,816 hectares of forage .

•

Rice business: We own a fully-integrated rice operation in Argentina. We produce irrigated rice in the northeast provinces of Argentina, where the availability of water, sunlight, and fertile soil results in one of the most ideal regions in the world for producing rice at low cost. We believe that we are one of the largest producers of rough (unprocessed) rice in Argentina, producing 202,589 tons during the 2012/2013 harvest year, which accounted for 15% of the total Argentine production according to Conmasur. We own three rice mills that process our own production, as well as rice purchased from third parties. We produce different types of white and brown rice that are both sold in the domestic Argentine retail market and exported. During the current 2013/14 harvest year, we planted 36,331 hectares of rice.

•

Dairy business: We believe that we are a leading dairy producer in South America in terms of our utilization of cutting-edge technology, productivity per cow and grain conversion efficiencies, producing approximately 73.0 million liters of raw milk during 2013, with an average of 6,092 milking cows, delivering an average of 32.8 liters of milk per cow per day. Through the production of raw milk, we are able to transform forage and grains into value-added animal protein. We believe that our “free-stall” dairies in Argentina are the first of their kind in South America and allows us to optimize our use of resources (land, dairy cow feed and capital), increase our productivity and maximize the conversion of forage and grain into raw milk.

•	Cattle business: Our cattle business consists primarily of leasing 63,513 hectares of pasture land which is not suitable for crop production to third party cattle farmers.

The following table sets forth, for the periods indicated, certain data relating to our farming business:

	Year Ended December 31,
	2013	2012	2011
Sales	(In thousands of $)
Crops(l)	185,117	196,206	147,946
Rice(2)	107,093	93,904	83,244
Coffee	439	8,363	14,170
Dairy	30,661	18,868	19,697
Cattle(3)	3,853	5,027	5,709
Total	327,163	322,368	270,766

Production	2012/2013 Harvest Year	2011/2012 Harvest Year	2010/2011 Harvest Year
Crops (tons)(4)	496,590	564,800	488,185
Rice (tons)(5)	202,589	171,137	172,034
Coffee (tons)	—	2,873	2,742

Total	699,179	738,810	662,961

	Year Ended December 31
	2013	2012	2011
Dairy (thousands of liters)(6)	72,984	54,954	51,239
Cattle (tons)(3)(7)	46	146	118

	2013/2014 Harvest Year	2012/2013 Harvest Year	2011/2012 Harvest Year	2010/2011 Harvest Year
Planted Area	(In hectares, including second harvest)
Crops (8)	187,807	184,802	204,097	167,104
Rice	36,604	35,249	31,497	27,542
Coffee (9)	—	1,632	1,632	1,632
Cattle (10)	63,513	69,369	74,017	78,891

(1)	Includes soybeans, corn, wheat, sunflower and cotton, among others.
(2)	Sales of processed rice, including rough rice purchased from third parties and processed in our facilities.
(3)	Consists of leasing payments received from third party cattle farmers. See “—Operations and Principal Activities—Farming—Cattle Business.”
(4)	Crop production does not include 30,628 tons, 62,636 tons, 46,749 tons and 52,482 tons of forage produced in the 2012/2013, 2012/211 and 2010/2011 harvest years, respectively.
(5)	Expressed in tons of rough rice produced on owned and leased farms. As of December 31, 2013, the 2013/2014 harvest year of rice harvest had not began.
(6)	Raw milk produced at our dairy farms.
(7)	Measured in tons of live weight. Production is the sum of the net increases (or decreases) during a given period in “live weight” of each head of beef cattle.
(8)	Includes 2,816 hectares, 5,172 hectares, 4,679 hectareas, 3,841 hectares and 3,653 hectares used for the production of forage during the 2013/14, 2012/2013, 2011/2012 and 2010/2011 harvest years, respectively.
(9)	The “Lagoa de Oeste” and “Mimoso” coffee farms were sold in the second quarter of 2013. In addition, we leased the coffee production rights in respect of the “Rio de Janeiro” for an 8-year term in the second quarter of 2013. We do not expect the coffee business to generate sales in future periods.
(10)	Comprised of land devoted to raising beef cattle, which, since December 2009, is mostly leased to third party cattle farmers. See “—Operations and Principal Activities—Farming—Cattle Business.”

Sugar, Ethanol and Energy Business: We believe we are a growing and efficient producer of sugar and ethanol in Brazil. We cultivate and harvest sugarcane which is then processed in our own mills to produce sugar, ethanol and energy. As of December 31, 2013, our total sugarcane plantation consisted of 99,409 hectares, planted over both own and leased land. We currently own and operate three sugar and ethanol mills, UMA, Angélica and Ivinhema, with a total crushing capacity of 7.2 million tons of sugarcane per year. UMA is a small but efficient mill with over 75 years of history which is located in the state of Minas Gerais, Brazil, with a sugarcane crushing capacity of 1.2 million tons per year, full cogeneration capacity and an associated sugar brand with strong presence in the regional retail market (Açúcar Monte Alegre). We plant and harvest 99% of the sugarcane milled at UMA, with the remaining 1% acquired from third parties. Angélica and Ivinhema are two new, advanced mills, which we built in the state of Mato Grosso do Sul, Brazil, with current sugarcane crushing capacities of 4.0 and 2.0 million tons per year, respectively. Both mills are located 45km apart, and form a cluster surrounded by one large sugarcane plantation. Angelica and Ivinhema are equipped with high pressure steam boilers and turbo-generators with the capacity to use all the sugarcane bagasse by-product to generate electricity that is used to power the mill, with excess electricity being sold to the grid, resulting in the mills having full cogeneration capacity.

We are currently commencing the construction of the second phase of theIvinhema mill, which will expand milling capacity to 5.0 million tons per year by 2015. Phase 2 will consist of expanding the milling equipment, building a new fluidized bed boiler, 2 new electrical generators and expanding the sugar factory and ethanol distillery. Annual production is expected to increase to 300,000 tons of sugar, 240,000 cubic meters of ethanol and 360,000 MWh of energy exports. Total capital expenditure for phase two is estimated at $243 million.

For the year ended December 31, 2013, we crushed 6.4 million tons of sugarcane. Our mills produce both sugar and ethanol, and accordingly, we have some flexibility to adjust our production (within certain capacity limits that generally vary between 40% and 60%) between sugar and ethanol, to take advantage of more favorable market demand and prices at given points in time. For the year ended December 31, 2013 we produced 335,643 tons of sugar and 268,053 cubic meter of ethanol.

As of December 31, 2013, our overall sugarcane plantation consisted of 99,409 hectares of sugarcane in the states of Mato Grosso do Sul and Minas Gerais, Brazil, of which 9,145 hectares of sugarcane were planted on owned land, and 90,264 hectares were planted on land leased from third parties under long term agreements.

The following table sets forth, for the periods indicated, certain data relating to our sugar, ethanol and energy business:

	Year Ended December 31,
	2013	2012	2011
Sales	(In thousands of $)
Sugar	133,597	134,766	130,348
Ethanol	150,382	121,544	116,599
Energy	32,463	25,649	24,393
Total	1,019	373	5,978

	317,461	282,332	277,318

	Year Ended December 31
Production	2013	2012	2011
Sugar (tons)	335,643	281,622	247,805
Ethanol (cubic meters)	268,053	183,713	161,385
Energy (MWh exported)	300,208	238,540	245,474

	Year Ended December 31
Other Metrics	2013	2012	2011
Sugarcane milled (% owned)	87%	96%	93%
Sugarcane crushing capacity (millions of tons)	7.2	7.2	5.2
% Mechanized harvesting operations — Consolidated	94%	90%	87%
% Mechanized /harvesting operations — Cluster	100%	100%	100%

Land Transformation Business: We believe we are one of the leading companies in South America involved in the acquisition and transformation of land. We acquire farmlands we believe are underdeveloped or underutilized and, by implementing cutting-edge production technology and agricultural best practices, transform the land to be suitable for more productive uses, enhance yields and increase the value of the land. During the twelve-year period since our inception, we have effectively put into production 164,157 hectares of land that was previously undeveloped or undermanaged. During 2013, we put into production 1,389 hectares and in addition continued the transformation process of over 133,568 hectares we own. We realize and capture land transformation value through the strategic disposition of assets that have reached full development potential. We believe that the rotation of our land portfolio allows us to re-allocate capital efficiently, maximizing our return on invested capital. Our current owned land portfolio consists of 269,838 hectares, distributed throughout our operating regions as follows: 86% in Argentina, 13% in Brazil, and 1% in Uruguay. During the last seven years, we sold 15 of our fully mature farms, generating capital gains of approximately $160 million.

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

The following table sets forth, for the periods indicated, certain data relating to our land transformation business:

	Year Ended December 31,
	2013	2012	2011
Undeveloped/Undermanaged land put into production (hectares)	1,389	8,961	13,676

Ongoing transformation of croppable land (hectares)	133,568	128,133	120,460
Number of farms sold	4	2	1
Hectares sold	14,176	9,475	2,439
Capital gains from the sale of land ($ thousands)	28,172	27,513	8,832

During 2013 we sold a total of five farms or 14,176 hectares, which generated capital gains of $28.2 million. Each of these farms were sold at premiums to the Cushman & Wakefield independent farmland appraisal dated September 30, 2013 ranging between 7% and 19%.

San Agustín Farm Sale

In November, 2013, we entered into an agreement to sell the San Agustin farm for $17.5 million, equivalent to $3,445 per hectare, representing a 19% premium over the Cushman & Wakefield independent appraisal dated September 30, 2013. San Agustin is a 5,066 hectare farm located in the province of Corrientes, Argentina and was acquired by Adecoagro in 2004 for growing rice, grains and raising cattle. This transaction generated $15 million of operating profit in the fourth quarter of 2013.

San Martin Farm Sale

In October, 2013, we completed the sale of the San Martin farm for a total price of $ 8.0 million, equivalent to $2,294 per hectare, representing a 15% premium over the Cushman & Wakefield independent appraisal dated September 30, 2012. San Martin is a 3,502 hectare farm located in the province of Corrientes, Argentina. The farm is used for cattle grazing activities and is a subdivision of the Ita Caabo farm acquired by Adecoagro in 2007. This transaction generated $6.5 million of operating profit in the fourth quarter of 2013.

Santa Regina Farm Sale

Santa Regina is a 3,618 hectare farm that was purchased by Adecoagro in 2002 for a total of $2.3 million, or $625 per hectare. The farm has 3,200 hectares of croppable land that have been transformed and are currently used to produce corn, soybean and wheat. During the last ten years, we have operated Santa Regina under a sustainable production model focused on no-till farming, crop rotation, balanced fertilization and other best practices, which have enhanced productivity and soil quality. Considering the purchase price, transformation capital expenditures, operating cash flows and exit price, this investment generated an internal rate of return of 34.2%. The book value of Santa Regina in our balance sheet was $3.1 million. We recorded a $19.4 million gain in the fourth quarter of 2012 in connection with the sale of 51% stake of Santa Regina S.A. ($10.4 million of such gain corresponds to the fair value of the remaining 49% interest). We also recorded a $1.2 million gain in the second quarter of 2013 in connection with the sale of the 49% interest. On June 14, 2013, Adecoagro sold its remaining 49% interest in Santa Regina S.A., a company whose sole asset is the Santa Regina farm located in Buenos Aires, Argentina. The farm was sold for $13.1 million (equivalent to $7,370 per hectare), 16% above Cushman and Wakefield’s independent appraisal dated September 2012.

Sale of Mimoso and Lagoa de Oeste Coffee Farms

On May 2, 2013, Adecoagro entered into an agreement to sell the Lagoa do Oeste and Mimoso coffee farms located in Luis Eduardo Magalhaes, Bahia, Brazil. The farms have a total area of 3,834 hectares of which 904 hectares are planted with coffee trees. In addition, Adecoagro entered into an agreement whereby the buyer will operate and make use of 728 hectares of existing coffee trees in Adecoagro’s Rio de Janeiro farm during an 8-year period. The total consideration for this transaction was 49 million Brazilian Reais ($24 million). As of December 31, 2013, we collected 12.4 million Brazilian Reais ($6 million). The sale price represents a 7% premium to the aggregate value of the Cushman & Wakefield farm appraisal dated September 2012 and the fair value of the coffee plantation. This transaction resulted in a gain of $5.7 million recorded in other operating income.

Land transformation is an ongoing process, which consists of transforming undervalued or undermanaged land into its highest production capabilities. All our farmland is managed under a sustainable production model that is focused on cutting edge technologies, such as no-till farming, crop rotations, balanced fertilization and integrated pest management, among other practices, which enhances soil productivity and reduces the use of fertilizers and agrochemicals year after year.

Our Strengths

We believe the following are our competitive strengths:

•

Unique and strategic asset base. We own strategically located farmland and agro-industrial assets in Argentina, Brazil and Uruguay. We engage in continuous improvement of our operations and practices, resulting in the reduction of operating costs and an increase in productivity, ultimately enhancing the value of our properties and generating capital gains. Our operations also benefit from strategically located industrial facilities throughout Argentina and Brazil, increasing operating efficiencies and reducing operating and logistic costs. We are vertically integrated where economics and returns are attractive, where the efficiency of our primary operation is significantly enhanced, or where lack of a competitive market results in the absence of a transparent price determination mechanism. Our diversified asset base creates valuable synergies and economies of scale, including (i) the ability to transfer the technologies and best practices that we have developed across our business lines, (ii) the ability to apply value-adding land transformation strategies to farmland in connection with our farming and sugarcane operations, and (iii) a greater ability to negotiate more favorable terms with our suppliers and customers.

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

•	Our cotton production is focused in western Bahia, Brazil. This region is excellent for producing high quality cotton fiber due to its ideal climate, well drained soils and high altitude.

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

•

In our sugar, ethanol and energy business, our Cluster, constituted by the Ivinhema and Angélica mills (i) has a highly mechanized planting and harvesting operation, which has increased our sugarcane production, reduced our operating costs and contributed to environmental sustainability by eliminating the need to burn the sugarcane before harvest; (ii) has the capacity to use all the bagasse (a by-product of the sugar and ethanol production process) that is produced, with no incremental cost, to cogenerate 152 MW of clean and renewable electricity; (iii) is what we believe to be one of the largest continuously operating clusters in Brazil designed for enhanced efficiency and non-stop processing, with a production capacity of 2,800 tons of sugar per day; and (iv) has the ability to recycle by-products such as filter cake and vinasse by using them as fertilizers in our sugarcane fields, as well as recycling water and other effluents, generating important savings in input costs and protecting the environment.

•

Unique diversification model to mitigate cash flow volatility. We pursue a unique multi-tier diversification strategy to reduce our exposure to production and market fluctuations that may impact our cash flow and operating results. We seek geographic diversification by spreading our portfolio of farmland and agro-industrial assets across different regions of Argentina, Brazil and Uruguay, thereby lowering our risk exposure to weather-related losses and contributing to stable cash flows. Additionally, we produce a variety of products, including cotton, coffee, soybeans, corn, wheat, sunflower, rice, barley, sorghum, raw milk, sugar, ethanol and energy, which lowers our risk exposure to potentially depressed market conditions of any specific product. Moreover, through vertical integration in the rice, dairy, sugar, ethanol and energy businesses, we process and transform a portion of our agricultural commodities into branded retail products, reducing our commodity price risk and our reliance on the standard market distribution channels for unprocessed products. Finally, our commercial committee defines our commercial policies based on market fundamentals and the consideration of logistical and production data to develop a customized sale/hedge risk management strategy for each product.

•

Expertise in acquiring farmland with transformation and appreciation potential. During the last twelve fiscal years, we have executed transactions for the purchase and disposition of land for over $602 million and sold 53,258 hectares of developed land, generating capital gains of approximately $160 million. We believe we have a superior track record and have positioned ourselves as a key player in the land business in South America. Our business development team has gained extensive expertise in evaluating and acquiring farmland throughout South America and has a solid understanding of the productivity potential of each region and of the potential for land transformation and appreciation. To date, we have analyzed over 10 million hectares of farmland spread throughout the regions in which we operate and other productive regions in the world. We have developed a methodology to assess farmland and to appraise its potential value with a high degree of accuracy and efficiency by using information generated through sophisticated technology, including satellite images, rain and temperature records, soil analyses, and topography and drainage maps. Our management team has gained extensive experience in transforming and maximizing the appreciation potential of our land portfolio through the implementation of our agribusiness techniques described above. We also have an extensive track record rotating our asset portfolio to generate capital gains and monetize the transformation and appreciation generated through our operations.

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

Our Business Strategy

We intend to maintain our position as a leading agricultural company in South America by expanding and consolidating each of our business lines, creating value for our shareholders. The key elements of our business strategy are:

•

Expand our farming business through organic growth, leasing and strategic acquisitions. We will continue to seek opportunities for organic growth, target attractive acquisition and leasing opportunities and strive to maximize operating synergies and achieve economies of scale in each of our four main farming business areas (crops, rice, dairy and coffee). We plan to continue expanding and consolidating our crop production throughout South America. We also intend to continue expanding our rice segment in terms of production and processing capacity, consolidating our leading position in Argentina and increasing our presence throughout Brazil, Uruguay and other regions, to become a leading regional player. We plan to increase our current milk production using the “free-stall” model. We expect cow productivity to gradually increase to an average of 35 liters per cow per day as new cows adapt to our second free stall dairy, which started operating during the end of 2012 and will be fully populated with 3,500 milking cows by mid-2014.

•

Consolidate our sugar and ethanol cluster in the state of Mato Grosso do Sul, Brazil. Our main strategy for our sugar and ethanol business is to build our cluster in Mato Grosso do Sul, Brazil, through the ramping up of our Ivinhema and Angelica mills, which are expected to reach a full crushing capacity of 9.0 million tons per year by 2015 and 10.0 million by 2017. See “—Sugar, Ethanol and Energy—Our Mills.” The consolidation of the cluster will generate important synergies, operating efficiencies and economies of scale such as (i) one centralized management team, reducing total administration cost per ton of sugarcane milled;

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

Operations and Principal Activities

Farming

Our Farming business line is divided into five main reportable operating businesses, namely crops, rice, coffee, dairy and cattle. We conduct our farming operations primarily on our own land and, to a lesser extent, on land leased from third parties. During harvest year 2012/13 our farming operations were conducted on a total of 269,838 hectares of land, of which we own 256,703 hectares (excluding sugarcane farms) and we leased the remaining 60,065 hectares from third parties. Some of the farms we own are used for more than one production activity at a time. The following table sets forth our production volumes for each of our farming business lines.

	Harvest Year
	2012/2013	2011/2012	2010/2011

Crops (thousands of tons)(1)	496,590	564,800	488,185
Rice (thousands of tons)(2)	202,589	171,137	172,034
Coffee (thousands of tons)	—	2,873	2,742

	Year Ended December 31,
	2013	2012	2011
Dairy (thousands of liters)(3)	72,984	54,954	51,239
Cattle (thousands of tons)(4)	47	146	118

(1)	As of the date of this annual report, the harvest of soybean, corn, sunflower and cotton, rice and coffee pertaining to the 2013/2014 harvest year is ongoing. The only crop which has been fully harvested in the current 2013/2014 harvest year is wheat, with a total production of 77,168 tons.
(2)	Expressed in tons of rough rice.
(3)	Raw milk produced.
(4)	Measured in tons of live weight. Production is the sum of the net increases (or decreases) during a given period in live weight of each head of beef cattle we own.

Crops Business (Grains, Oilseeds and Cotton)

Our agricultural production is mainly based on planting, growing and harvesting crops over our owned croppable area. During the 2012/13 harvest year, we planted crops over a total area of approximately 184,802 hectares, including our owned land, land leased from third parties and hectares planted in second harvests. During mid 2013 we began the planting of crops pertaining to the 2013/14 harvest year, which was concluded during the first quarter of 2014, with a total planted area of 187,807 hectares. Our main products include soybean, corn, wheat, sunflower, and cotton. Other products, such as sorghum and barley, among others, are sown occasionally and represent only a small percentage of total sown land.

The following table sets forth, for the harvest years indicated, the planted hectares for our main products:

	Harvest Year
	2013/2014	2012/2013	2011/2012	2010/2011
Product Area	(In hectares)
Soybeans(l)	83,153	92,103	92,789	90,126
Corn(2)	50,974	45,733	47,409	31,894
Wheat(3)	29,411	28,574	43,235	28,058
Sunflower	12,880	12,478	9,596	9,943
Cotton	6,217	3,098	6,389	3,242
Forage(4)	5,172	2,816	4,679	3,841
Total	187,807	184,802	204,097	167,104

(1)	Includes soybean first crop and second crop planted area.
(2)	Includes sorghum crop.
(3)	Includes barley crop.
(4)	Forage includes corn silage, wheat silage and alfafa used for cow feed in our dairy operation.

The following table sets forth, for the harvest years indicated, the production volumes for our main products

	Harvest Year
	2013/2014	2012/2013	2011/2012	2010/2011
Crop Production(1)	(In thousands of tons)
Soybeans(2)	—	175,478	189,014	199,533
Corn(2)	—	242,246	237,294	169,711
Wheat	77,168	52,308	113,121	92,908
Sunflower(2)	—	24,076	18,667	20,916
Cotton lint(2)	—	2,482	6,704	5,117
Total(2)	77,168	496,590	564,800	488,185

(1)	Does not include 6,350 tons, 30,628 tons, 46,749 tons and 52,482 tons of forage produced in the 2013/14, 2012/2013, 2011/2012, and 2010/2011 harvest years respectively.
(2)	As of the date of this annual report, the harvest of soybean, corn, sunflower and cotton pertaining to the 2013/14 harvest year is ongoing. The only crop which has been fully harvested is wheat.

The following table below sets forth, for the periods indicated, the sales for our main products:

	Year Ended December 31,
	2013	2012	2011
Sales	(In thousands of $)
Soybeans	68,850	66,721	61,385
Corn (l)	79,423	68,790	44,196
Wheat (2)	21,798	34,831	25,060
Sunflower	8,030	7,887	7,413
Cotton	5,215	15,297	9,101
Other crops(3)	1,801	2,680	791
Total	185,117	196,206	147,946

(1)	Includes sorghum.
(2)	Includes barley.
(3)	Includes other crops and farming services.

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

We grow soybeans in Argentina, Brazil and Uruguay. In the 2010/2011 harvest year, we planted a total area of 90,126 hectares of soybeans, producing a total of 199,533 tons representing 54% of our total planted area that year, and 41% of our total crop production. In the 2011/ 2012 harvest year, we planted a total area of 92,789 hectares of soybeans, producing a total of 189,014 tons representing 45% of our total planted area that year, and 33% of our total crop production. In the 2012/2013 harvest year, we planted a total area of 92,103 hectares of soybeans, producing a total of 175,478 tons representing 51% of our total crop planted area that year, and 35% of our total crop production.

Soybeans comprised 11% of our total consolidated sales in 2011, 2012 and 2013.

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

We grow corn in Argentina, Brazil and Uruguay. In the 2010/2011 harvest year, we planted a total area of approximately 31,894 hectares of corn, including the second harvest, producing a total of 169,711 tons of corn representing 19% of our total planted area that year, and 35% of our total crop production. In the 2011/2012 harvest year, we planted a total area of approximately 47,409 hectares of corn, including the second harvest, producing a total of 237,294 tons representing 24% of our total planted area that season and 42% of our total production. In the 2012/2013 harvest year, we planted a total area of approximately 45,733 hectares of corn, including the second harvest, producing a total of 242,246 tons of corn representing 35% of our total planted area that year, and 49% of our total crop production.

Corn comprised 8% of our total consolidated sales in 2011, 11% of our total consolidated sales in 2012 and 12% of our consolidated sales in 2013.

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

We grow wheat in Argentina and Uruguay. In the 2010/2011 harvest year, we planted a total area of approximately 28,058 hectares of wheat, producing a total of 92,908 tons of wheat representing 17% of our total planted area that year, and 16% of our total crop production. In the 2011/12 harvest year we planted a total area of approximately 43,235 hectares of wheat, producing a total of 113,121 tons of wheat representing 21% of our total planted area that year, and 20% of our total crop production. In the 2012/13 harvest year we planted a total area of approximately 28,574 hectares of wheat, producing a total of 52,308 tons of wheat. In the 2013/14 harvest year we planted a total area of approximately 29,288 hectares of wheat, producing a total of 77,168 tons of wheat.

Wheat comprised 4% of our total consolidated sales in 2011, 6% of our total consolidated sales in 2012 and 3% of our total consolidated sales in 2013.

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

We grow sunflower in Argentina and Uruguay. In the 2010/2011 harvest year, we planted a total area of approximately 9,943 hectares of sunflower, producing a total of 20,916 tons of sunflower, representing 6% of our total planted area that year, and 4% of our total crop production. In the 2011/2012 harvest year, we planted a total area of approximately 9,596 hectares of sunflower producing a total of 18,668 tons of sunflower representing 5% of our total planted area that year, and 3% of our total crop production. In the 2012/2013 harvest year, we planted a total area of approximately 12,478 hectares of sunflower producing a total of 24,076 tons of sunflower representing 7% of our total crop planted area that year, and 5% of our total crop production.

Sunflower comprised 1% of our total consolidated sales in 2011, 2012 and 2013.

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

We grow cotton in northern Argentina and in the western part of Bahia, Brazil. In the 2010/2011 harvest year, we planted a total area of approximately 3,242 hectares of cotton producing a total of 5,117 tons of cotton lint, representing 2% of our total planted area that year, and 2% of our total crop production. In the 2011/12 harvest year, we planted a total area of approximately 6,389 hectares of cotton, including the second harvest, producing a total of 6,704 tons of cotton lint, representing 1% of our total planted area that year, and 1% of our total crop production. In the 2012/2013 harvest year, we planted a total area of approximately 3,098 hectares of cotton producing a total of 2,482 tons of cotton lint, representing 2% of our total planted crop area that year, and 0.5% of our total crop production.

Cotton comprised 2% of our total consolidated sales in 2011, 3% of our total consolidated sales in 2012 and 1% of our total consolidated sales in 2013.

Forages

In addition to the above mentioned crops, we are engaged in the production of forage in Argentina, including corn silage, wheat silage, soybean silage and alfalfa silage. We use forage as cow feed in our dairy operation. During the 2012/2013 harvest year, we planted 5,172 hectares of forage and produced 30,628 tons of forage.

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

The following table sets forth, for the harvest years indicated, the total number of planted rice hectares we owned and leased as well as the overall rough rice we produced:

	Harvest Year
Rice Product Area & Production	2013/2014	2012/2013	2011/2012	2010/2011
Owned planted area (hectares)	33,231	32,167	27,242	22,973
Leased planted area (hectares)	3,100	3,083	4,255	4,568
Total rice planted (hectares)	36,331	35,250	31,497	27,541
Rough rice production (thousands of tons) (1)	—	202,589	171,137	172,034

(1)	As of the date of this annual report, the harvest of rice pertaining to the 2013/2014 harvest year is ongoing.

We grow rice on 5 farms we own and 2 farms we lease, all located in Argentina. In the 2010/2011 harvest year, we planted a total area of approximately 27,542 hectares of rice producing a total of 172,034 tons, representing 26% of our total farming production and 10% of our total planted area. In the 2011/2012 harvest year, we planted a total area of approximately 31,497 hectares of rice, producing a total of 171,137 tons, representing 10% of our total planted area that year, and 23% of our total farming production. In the 2012/2013 harvest year, we planted a total area of approximately 35,249 hectares of rice, producing a total of 202,589 tons, representing 16% of our total planted area that year, and 29% of our total farming production. In the current 2013/2014 harvest year, we planted a total of 36,331 hectares of rice, which have not been fully harvested as of the date of this report.

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

	Year Ended December 31,
	2013	2012	2011
Processed Rice Production	(In thousands of tons)
Rough rice processed — own	189,484	163,035	163,033
Rough rice processed — third party	45,921	86,512	58,720
Total rough rice processed	235,405	249,547	221,753
White rice	138,267	86,092	91,176
Brown rice	3,741	57,505	33,166
Broken rice	32,550	28,787	23,880
Total processed rice	174,558	172,384	148,222

	Year Ended December 31,
	2013	2012	2011
Processed Rice Sales	(In thousand of $)
Total Sales	107,093	93,904	83,244

Rice comprised 15% of our total consolidated sales in 2011, 16% of our total consolidated sales in 2012 and 17% in 2013.

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

Coffee Business

During May 2013, Adecoagro entered into an agreement to sell the Mimoso farm and Lagoa do Oeste farm located in Luis Eduardo Magalhaes, Bahia, Brazil. The farms have a total area of 3,834 hectares of which 904 hectares are planted with coffee trees. In addition, we entered into an agreement whereby the buyer will operate and make use of 728 hectares of existing coffee trees in our Rio de Janeiro farm for an 8-year period. The total consideration for this transaction was $24 million, of which $6.0 million were collected as of December 31, 2013 and the balance in three annual installments in 2014, 2015 and 2016. Pursuant to the terms of the agreement, we will retain ownership of the coffee trees, which are expected to have an estimated useful life of 8 years upon the expiration of the agreement. We do not expect our coffee business to generate sales in future periods.

The following table sets forth, for the harvest years indicated, the production and sales volumes for our coffee business:

	Harvest Year
Coffee Production & Sales	2013/2014	2012/2013	2011/2012	2010/2011
Coffee plantation (hectares)	—	1,632	1,632	1,632
Coffee pruning area (hectares)	—	—	62	227
Coffee production (thousands of tons) (1)	—	—	2,873	2,742

(1)	As of the date of this annual report, the 2012/2013 harvest year coffee had not yet been harvested.

	Year Ended December 31,
	2013	2012	2011
	(In thousands of $)
Coffee sales	439	8,363	14,170

Coffee comprised 3% of our total consolidated sales in 2011, 1% of our total consolidated sales in 2012 and 0.1% of our total consolidated sales in 2013. We do not expect the coffee business to generate sales in future periods.

Dairy Business

We conduct our dairy operation in our two farms located in the Argentine humid pampas region. This region is one of the best places in the world for producing raw milk at a low cost, due to the availability of grains and forages produced efficiently and at low cost, and the favorable weather for cow comfort.

The following table sets forth, for the periods indicated below, the total number of our dairy cows, average daily milk production per cow and our total milk production:

	Year Ended December 31,
Dairy Herd & Production	2013	2012	2011
Total dairy herd (head)	7,236	6,765	10,803
Average milking cows	6,092	5,025	4,603
Average daily production (liters per cow)	32.8	30.0	30.5
Total production (thousands of liters)	72,984	54,954	51,239

	Year Ended December 31
	2013	2012	2011
	(In thousands of $)
Sales	30,661	18,868	19,697

As of December 31, 2013, 2012 and 2011, we owned a dairy herd of 7,236 6,765 and 10,803,head, respectively, including 6,092, 5,025 and 4,603 milkings cows, respectively, with an average production of 32.8; 30.5 and 30.0 liters per cow per day, respectively. Our dairy operation consists of two free stall dairy facilities with a total capacity of 6,500 milking cows.

Dairy comprised 4% of our total consolidated sales in 2011, 3% of our total consolidated sales in 2012 and 5% of our total consolidated sales in 2013.

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

Each cow in our dairy herd is mechanically milked two or three times a day depending on the production system. The milk obtained is cooled to less than four degrees centigrade in order to preserve its quality and is then stored in a tank. Milk is delivered to large third party milk processing facilities on a daily basis by tank trucks. We feed our dairy cows mainly with corn and alfalfa silages, some grass and corn grain, supplemented as needed with soybean by-products, hay, vitamins and minerals.

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

In 2007, we began the construction of an advanced “free-stall” dairy in Argentina, which we believe was the first of its kind in South America, and started operating in March 2008. This new technology allows large- scale milk production at increased efficiency levels. Our free-stall dairy model consists of 3,000 cows confined inside a large barn where they are free to move within the indoor corrals. We feed our cows specific protein rich diets composed of corn grain and silage and milk them three times a day, using a milking mechanism consisting of an 80-cow rotary platform, which milks an average of 400 cows per hour. Having proved the success of our model we built a second free stall diary in 2011 and started operations during August 2012. We expect to gradually populate this facility until it reaches its full capacity (3,500 milking cows) by mid-2014.

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

Sale of La Lácteo

On June 6, 2013, the Company acquired the remaining 50% interest in its joint venture La Lacteo S.A. (“La Lacteo”) for US$ 1, and collected US$ 5.1 million associated with the acquisition.

The acquisition of the remaining 50% in La Lacteo was done exclusively with the view to resale and met the definition of discontinued operation. The Company elected to account for the acquisition applying the short-cut method under IFRS 5. As of the transaction date, it was determined that the fair value less costs to sell of La Lacteo was not significant. The Company’s previously held interest in La Lacteo was remeasured to fair value and the cumulative exchange differences recognized in equity were reclassified to the income statement. At the acquisition date La Lacteo was valued at fair value less costs to sell.

On July 31, 2013, the Company sold its 100% interest in La Lacteo for Argentine Pesos 1. In addition, the Milk Supply Offer Agreement between La Lacteo and Adeco Agropecuaria S.A. (a Company’s subsidiary) was terminated without penalties.

Certain reclassifications have been made to the consolidated financial statements as of December 31, 2010 and 2009, and for the years then ended, to conform to the current presentation, to reflect the discontinued operations of La Lácteo (See Note 2.3 to the 2012 Consolidated Financial Statements and Note 11 to our Consolidated Financial Statements).

Cattle Business

In December 2009, we strategically decided to sell almost all of our cattle herd — other than our dairy cows — to Quickfood S.A. (now “Marfrig Argentina S.A.”), an Argentine company and a subsidiary of the Brazilian company, Marfrig Alimentos S.A. (“Marfrig”), for a purchase price of $14.2 million. Additionally, we entered into a 10-year lease agreement under which Marfig Argentina S.A. leases grazing land from us to raise and fatten cattle.

In September 2013, Marfrig Argentina S.A. notified us of their intention to early terminate in the fourth quarter of 2013 the lease agreements of the approximately 63,000 hectares of grazing land.

As of the date of this report, Adecoagro is seeking indemnification from Marfrig Argentina S.A. and Marfrig for the early termination of the lease agreements. Adecoagro has also entered into new lease agreements with third party cattle farmers. The agreements consist of leasing approximately 36,768 hectares of grazing land located in the Argentine provinces of Corrientes, Santa Fe and Buenos Aires. We are still in the process of negotiating lease agreements for the remaining 26,745 hectares of farmland.

Additionally, as of December 31, 2013, we sold the remaining 1,375 head of cattle and discontinued our cattle raising activities. The following table indicates, for the periods set forth below, the number of cattle (other than dairy cows) for each activity we pursued:

	Year Ended December 31,
	2013	2012	2011
	(Head of cattle)
Breeding(l)	—	1,375	2,039
Fattening	—	—	—
Total	—	1,375	2,039

(1)	For classification purposes, upon birth, all calves are considered to be in the breeding process.

The cattle business comprised 1% of our total consolidated sales in 2011, 2012 and 2013.

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

Set forth below is our storage capacity as of December 31, 2013:

Storage Capacity	Nominal
Crops (tons)	28,806
Rice (tons)	116,854

In addition, we use silo bags to increase our storage capacity at low cost. Silo bags are an efficient low-cost method for grain storage. As crops are harvested, they are placed inside large polyethylene bags that can be left in the fields for approximately 12 months without damaging the grain. Each silo bag can hold up to 180 to 200 tons of product, depending on the type of grain. During the 2012/2013 harvest year, we stored approximately 36% of our grain production through silo bags.

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

Set forth below is our drying capacity as of December 31, 2013:

Drying Capacity	Nominal
Crops (tons/day)	2,400
Rice (tons/day)	5,300

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

Soybeans: Our soybean crop is sold to local companies and is ultimately exported or diverted to the crushing industry. Approximately 64% of the soybean crop is hedged pre-harvest, by forward sales, sales in the futures markets, and production agreements. Post-harvest sales are a function of the export market versus local premiums paid by crushers (oil, meal and biodiesel). Our five largest customers are Bunge International Commerce Ltd, Noble Americas Corp. (“Noble”), Molinos Rio de la Plata S.A,, Vicentin and Louis Dreyfus Co.,comprising approximately 78% of our sales in the year ended December 31, 2013 In Argentina, the applicable export tax rate on soybeans is 35%.

Corn: Approximately 84%of our total production is exported, of which 64% are FOB sales, with the remainder destined for domestic use in the poultry industry and in our dairy operations. All of our Brazilian production is sold domestically for regional consumption. Approximately 55% of the corn crop is hedged pre-harvest, due to logistical issues. We sell approximately 2% of our corn production for special products such as corn seed . Our five largest customers are Nidera, Noble Americas Corp. (“Noble”), Cargill Inc, Alfred C. Toepfer International, Desa-Agli Llc comprising approximately 51% of our sales in the year ended December 31, 2013. In Argentina, the applicable export tax rate on corn is 20%.

Wheat: Approximately 60% of our production is for local industry, and 40% is exported of which 29% are FOB sales. Approximately 52% of the wheat crop is hedged pre-harvest, by forward sales, sales in the futures markets, and production agreements. Brazil is the main importer of Argentine wheat. Due to logistics, we sell to the export market during harvest time and store the higher quality wheat to sell later in the year to local millers. We typically sell half of our wheat production pre-harvest. Our five largest customers are Bagley Argentina, Nidera, Glencore, Molino Chacabuco and Bunge International Commerce Ltd, comprising approximately 61% of our sales in the year ended December 31, 2013. In Argentina, the applicable export tax rate on wheat is 23%.

Sunflower: Our sunflower production from Argentina and Uruguay is sold to local companies. Sales are made pursuant to forward sales, spot sales and production agreements (as sunflower for confectionary, high oil content sunflower and seed). Our three largest customers are Dow Agrosciencies Argentina S.A., Argensun S.A. and CHS Argentina S.A., comprising approximately 99% of our sales in the year ended December 31, 2013. In Argentina, the applicable export tax rate is 32%.

Cotton: We typically make pre-harvest sales of cotton fiber produced in Brazil and Argentina into the export market. Sales for the textile industry are based on domestic demand and premiumsOur five largest customers are Noble Americas Corp. (“Noble”), Omnicotton, Glencore, Enod Sa Compass Cotton comprising approximately 87% of our sales in the year ended December 31, 2013. Cottonseed is sold in the domestic market to meet feed demand.

Rice: Rough rice is available for sale commencing after the harvest of each year. White rice availability is based on our milling capacity. 78% of our total rice production is sold into the export market, with the remainder sold in Argentina in the retail market. Brazil is the largest importer of our rice with 28% of our exported volume, followed by Angola with 25%, Europe with 21%, the Middle East with 12% and the remainder is exported to South American countries. Argentina’s retail market is comprised of four types of rice and four brands that have a 16.6% market share. Rice prices are based on regional supply demand and exchange rate in Brazil.
Our largest customers for rice are Herba Rice Mills, Camil Alimentos, Webcor S.A., Glencore Grains, Ameropa AG, Josapar Joaquim Oliveira S.A. Participacoes, comprising approximately 42% of our sales in the year ended December 31, 2013. In Argentina, the applicable export tax rate is 10% for rough rice and 5% for white rice.

Dairy

During most of 2013, we sold our entire raw milk production to Mastellone Hnos. S.A., La Lácteo S.A and Dairy Partners of America (DPA). These companies manufacture a range of consumer products sold in Argentina and abroad. We negotiate the price of raw milk on a monthly basis in accordance with domestic supply and demand with these companies. The price of the milk we sell is mainly based on the percentage of fat and protein that it contains and the temperature at which it is cooled. The price we obtain for our milk also rises or falls based on the content of bacteria and somatic cells. During 2014 we are planning to transform up to 15% of our raw milk production into powdered milk through a tolling agreement. The powdered milk will then be exported to the international market.

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

As of December 31, 2013, we grow sugarcane in the center-south region of Brazil on 9,145 hectares of our own land and 90,264 hectares of land leased through agriculture partnerships. Under these agreements, our partners lease land to us for periods of between one and two sugarcane cycles, equivalent to periods of between 10 to 12 years, on which we cultivate sugarcane. Lease payments are based on the market value of the sugarcane set forth by the regulations of the State of Sao Paulo Sugarcane, Sugar and Alcohol Growers Counsel (Conselho dos Produtores de Cana-de-Açúcar, Açúcar e Álcool do Estado de Sao Paulo, or “Consecana”). We planted and harvested approximately 87% of the total sugarcane we milled during 2013, with the remaining 13% purchased directly from third parties at prices set forth by the Consecana system, based on the sucrose content of the cane and the prices of sugar and ethanol. The following table sets forth a breakdown during the time periods indicated of the amount of sugarcane we milled that was grown on our owned and leased land or purchased from third parties:

	Year Ended December 31,
	2013	2012	2011
Grown on our owned and leased land (tons)	5,560,532	4,304,038	3,891,125
Purchased from third parties (tons)	857,599	184,897	276,957
Total (tons)	6,418,131	4,488,935	4,168,082

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

We believe we own one of the most mechanized harvesting operations in Brazil. Our sugarcane harvesting process is currently 94% mechanized (100% at Angélica and Ivinhema mills and 65% at UMA mill) and the remaining 6% is harvested manually. Mechanized harvesting does not require burning prior to harvesting, significantly reducing environmental impact when compared to manual harvesting. In addition, the leaves that remain on the fields after the sugarcane has been harvested mechanically create a protective cover for the soil, reducing evaporation and protecting it from sunlight and erosion. This protective cover of leaves decomposes into organic material over time, which increases the fertility of the soil. Mechanized harvesting is more time efficient and has lower costs when compared to manual harvesting. Sugarcane is ready for harvesting when the crop’s sucrose content is at its highest level. Sucrose content and sugarcane yield (tons of cane per hectare) are important measures of productivity for our harvesting operations. Geographical factors, such as soil quality, topography and climate, as well as agricultural techniques that we implement, affect our productivity. Since most sugar mills produce both sugar and ethanol in variable mixes, the industry has adopted a conversion index for measuring sugar and ethanol production capacity, the Total Recoverable Sugar (“TRS”) index, which measures the amount of kilograms of sugar per ton of sugarcane.

During the 2013 harvest, our mills harvested sugarcane with an average TRS content of 127, compared to a historical average of 136 in the center-south region of Brazil generally. In addition, during the 2013 harvest, we harvested an average of 71.8 tons of sugarcane per hectare from our owned and leased land. Lower than expected TRS and yields are explained by excess rains during June 2013 and strong frosts during mid July 2013, which negatively affected all of the Brazilian center-south region.

Once the sugarcane is harvested, it is transported to our mills for inspection and weighing. We utilize our own trucks and trailers for transportation purposes. The average transportation distance from the sugarcane fields to the mills is approximately 26 kilometers at UMA and 30 kilometers at Angélica and Ivinhema.

Our Mills

We currently own three sugar mills in Brazil, UMA, Angélica and Ivinhema. Our mills produce sugar, ethanol and energy, and have the flexibility to adjust between the production of sugar and ethanol, to take advantage of more favorable market demand and prices at given points in time. As of December 31, 2013, our sugar mills had a total installed crushing capacity of 7.2 million tons of sugarcane, out of which 6.0 million tons of crushing capacity correspond to our cluster. As of the date of this annual report, we concluded the 2013 harvest crushing an aggregate volume of 6.4 million tons of sugarcane.

The Usina Monte Alegre mill (“UMA”) is located in the state of Minas Gerais, Brazil, and has a sugarcane crushing capacity of 1.2 million tons per year, full cogeneration capacity and an associated sugar brand with strong presence in the regional retail market (Açúcar Monte Alegre). We plant and harvest 97.7% of the sugarcane milled at UMA, with the remaining 2.3% acquired from third parties. On December 31, 2013, UMA concluded its harvest operations for the 2013 season, crushing 1.0 million tons of sugarcane.

Angélica is a advanced mill, which we built in the state of Mato Grosso do Sul, Brazil, with a total sugarcane crushing capacity of 4.0 million tons per year. Angélica has been equipped with two modern high pressure boilers and three turbo-generators with the capacity to use all the sugarcane bagasse by-product to generate approximately 96 MW of electricity that is used to power the mill with an excess of 64MW available for sale to the power grid. During the first half of 2010, we concluded the construction of the sugar factory commencing the production of sugar in July 2010. Angélica has the flexibility to vary the product slate between 60% to 40% for either product.

During mid 2011, we started the construction of our third mill, Ivinhema, located in the state of Mato Grosso do Sul, approximately 45 kilometers south of our existing Angelica mill, in order to complete our planned sugarcane cluster in that region. The construction of the first phase of the Ivinhema mill was completed during the beginning of 2013 reaching 2.0 million tons of sugarcane crushing capacity, and milling operations commenced on April 25, 2013. The mill is equipped with state-of-the-art technology including full cogeneration capacity, flexibility to produce sugar and ethanol and fully mechanized agricultural operations.

As of the date of this report, the second phase of the construction of Ivinhema has commenced, which will expand milling capacity to 5.0 million tons per year by 2015. See “—Sugar, Ethanol and Energy—Our Mills” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industries—Adverse conditions may create delays in or the suspension of the construction of our Ivinhema mill and/or significantly increase the amount of our expected investments.”

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

Phase 2 will consist of expanding the milling equipment, building a new fluidized bed boiler, 2 new electrical generators and expanding the sugar factory and ethanol distillery. Annual production is expected to increase to 300,000 tons of sugar, 240,000 cubic meters of ethanol and 360,000 MWh of energy exports. Total capital expenditure is estimated at $243 million.

Our cluster is expected to have a crushing capacity of 9.0 million tons of sugarcane crushing capacity per year by 2015 and 10.0 million by 2017. We expect our cluster will generate operational synergies and economies of scale that will result from a large-scale sugarcane production and industrial operation, including centralized management of both mills, harvesting efficiencies due to the ability to conduct non-stop harvesting and a reduction in sugarcane transportation costs.

Our Main Products

The following table sets forth a breakdown of our production volumes by product for the years indicated:

	Year Ended December 31,
	2013	2012	2011
Sugar	335,643	281,662	247,805
Ethanol	268,053	183,713	161,385
Energy (MWh exported)	300,208	238,540	245,474

Note: Sugar volumes are measured in thousands of tons (raw value), ethanol volumes are measured in thousand cubic meters and electricity is measured in MWh.

The following table sets forth our sales for each of the sugarcane by-products we produce for the years indicated:

	Year Ended December 31,
	2013	2012	2011
	(In thousands of $)
Sugar	133,597	134,766	130,348
Ethanol	150,382	121,544	116,599
Energy	32,463	25,649	24,393
Other	1,019	373	5,978
Total	317,461	282,332	277,318

Sugar

During 2013, sugar production capacity increased by approximately 1,000 tons per day, as a result of the completion of the first phase of the construction of the Ivinhema Mill. Our current maximum sugar production capacity is now of 3,000 tons per day which, in a normal year of 4,500 hours of milling, results in an annual sugar maximum production capacity of over 562,500 tons of sugar. In 2013, we produced 335,643 tons of sugar, compared to 281,662 tons of sugar in 2012 and 247,805 tons of sugar in 2011.

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

Sugar sales comprised 23% of our total consolidated sales in 2011, 22% of our total consolidated sales in 2012 and 21% of our total consolidated sales in 2013.

Ethanol

During 2013, ethanol production capacity increased by approximately 600 cubic meters per day, as a result of the completion of the first phase of the construction of the Ivinhema Mill. Our current maximum ethanol production capacity is now of 2,000 cubic meters per day which, in a normal year of 4,500 hours of milling, results in an annual ethanol maximum production capacity of over 375,000 cubic meters of ethanol. In 2011 we produced 161,385 cubic meters of ethanol, compared to 183,713 cubic meters in 2012 and 268,053 cubic meters in 2013.

We produce and sell two different types of ethanol: hydrous ethanol and anhydrous ethanol (as further described in “—Production Process—Ethanol”). Ethanol sales comprised 21% or our total consolidated sales in 2011, 20% of our total consolidated sales in 2012 and 21% of our total consolidated sales in 2013.

Cogeneration

We generate electricity from sugarcane bagasse (the fiber portion of sugarcane that remains after the extraction of sugarcane juice) in our three mills located in Brazil. Our total installed cogeneration capacity is approximately 152 MW, and 98 MW are available for resale to third parties after supplying our mills’ energy requirements. Having this ability to generate electricity from the by-product of the sugarcane crushing process on a large enough scale to fully power a mill with excess electricity being available is referred to as having full cogeneration capacity. Our three mills are duly licensed by the Agência Nacional de Energia Elétrica (“ANEEL”) to generate and sell electricity. During the year ended December 31, 2013 , 2012 and 2011 we sold 354,040 MWh, 317,211 MWh and 245,389 MWh to the local electricity market, comprising 4%, 3% and 4% of our consolidated sales respectively.

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

Our total installed cogeneration capacity at our cluster and UMA mill stands at 136 MW and 16MW respectively, of which 86MW and 12MW are available to sell to the market. Our cluster is planned to generate 216MW by 2015 of which 144MW is expected to be available for sale to the market.

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

Nominal Storage Capacity	Cluster	UMA	Total
Ethanol (cubic meters)	140,000	27,000	167,800
Sugar (tons)	155,000	36,400	191,400

Marketing, Sales and Distribution

Sugar: We sell sugar both in the domestic and the international markets at prices that depend on our price parity calculation, which considers each market’s price and the associated costs. Prices for the sugar we sell in Brazil are set, using an index calculated by the Agriculture College of the University of São Paulo (Escola Superior de Agricultura Luiz de Queiroz, or “ESALQ”), with a premium in the state of Minas Gerais due to the use of our regional brand, “Monte Alegre,” the market leader in the southern part of that state. Prices for the sugar we export are set in accordance with international market prices. International prices for raw sugar are established in accordance with the NY11 futures contracts. Our largest customers for sugar are Louis Dreyfus., Copersucar Trading AVV, Atlas, Noble, Bunge, Sucres Et Dendrees AS and Wilmar comprising approximately 81% of our sales in the period ended December 31, 2013.

Ethanol: Almost all of our ethanol sales are in the domestic Brazilian market given the increasing demand generated from the increase in flex-fuel vehicles in Brazil and better ethanol parity at the gas stations. Around 35% of our ethanol sales are made through the execution of formal agreements. The remaining volumes are sold through daily sale orders intermediated by specialized brokerage firms that act in the ethanol domestic market, whose role is to intermediate the sale of ethanol between the ethanol producers and the domestic ethanol distribution companies, and prices are set using the ESALQ and the futures and commodity exchange of the BM&FBOVESPA indices for ethanol as a reference. Our largest customers by volume were: Ipiranga Produtos de Petróleo S/A, Raizen Combustíveis, Taurus Distribuidora, Petrobrás Distribuidora S/A, Greenergy and Potencial Petroleo comprising approximately 68% of our sales in the period ended December 31, 2013.

Cogeneration: We also sell electricity co-generated at our sugar and ethanol mills to local electricity commercialization companies and directly to the spot market. Sales are made in the spot market with brokers, through government auctions, to distributors and through long-term contracts. Our largest customers are CEMIG, a state-owned power generator and distributor, Câmara de Comercialização de Energia Elétrica, BTG Pactual and Nova Energia Comercializadora Ltda., comprising 94% of our sales revenues in the period ended December 31, 2013.

The Brazilian energy agency, ANEEL, has organized yearly auctions for alternative energy and for renewable sources at favored rates. As a hedging strategy, we sell the electricity production of our mills through long-term contracts adjusted for inflation by reference to the National Index of Consumer Prices (“IPCA”).

In 2009, UMA entered into a 10-year agreement with CEMIG for the sale of approximately 46,2 K MWh during the harvest periods each year (May to November of each year) at a rate of R$ 207,58 per megawatt hour. In 2009, Angélica sold energy in a public auction carried out by Camara de Comercialização de Energia Elétrica (“CCEE”), whereupon Angélica entered into a 15-year agreement with CCEE for the sale of 87,600 MWh per year at a rate of R$202,21 per MWh. In August 2010, Angélica participated in a public auction, whereupon Angélica entered into a second 15-year agreement with CCEE starting in 2011, for the sale of 131,400 MWh per year at a rate of R$181.25/MWh. The delivery period for the first auction is April to December and for the second the delivery period starts in May and ends in November of each year. The rates under both agreements are adjusted annually for inflation by reference to the IPCA. In August 2013, Ivinhema sold 87,600 MWh in an auction carried out by CCEE at R$137,93 per MWh. This volume will start to be delivered in 2018 and its price is annually adjusted by IPCA.

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

Since our inception, we have successfully identified multiple opportunities for the acquisition of undeveloped or undermanaged farmland with high potential for transformation. During the twelve-year period since our inception, we have effectively put into production over 164,157 hectares that were previously undeveloped or inefficiently managed and are undergoing the transformation process.

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

We are engaged in three different categories of the land transformation process, which are defined by the previous use of the land:

(i) Undeveloped land (savannahs and natural grasslands): This is the most drastic transformation phase since it demands both physical and chemical transformation of the soil. First, the land is mechanically cleared to remove native vegetation. The soil is then mechanically leveled for agricultural operations: in the case of land being transformed for rice production, this process involves heavy land movements and systematization required for irrigation and drainage channels, roads and bridges. In the case of land destined for sugarcane plantations, land movements will also be necessary for the construction of terraces to prevent the excess of water runoff. Certain soils must be chemically treated and corrected by incorporating nutrients such as limestone, gypsum and phosphorous, as is the case of the Brazilian ‘Cerrado’. Soil correction is not required in Argentina or Uruguay due to the natural fertility of the soil. Pesticides and fertilizers are then applied to the soil in preparation for planting. In the case of land destined for crop production (grains and oilseeds), soybean, which is sometimes referred to as a colonizing crop, is usually planted during the first years due to its resistance to pests, weeds and extreme weather and soil conditions. Thereafter, the land will enter into a crop rotation scheme to reduce the incidence of plague and disease and to balance soil nutrients. In the case of rice and sugar cane, which are produced in a monoculture system, there is no colonizing crop or rotation involved. Intensive plague and weed controls and additional soil correction will take place during these first three to five years. Land productivity or yields, measured in tons of soybean or other crops per hectare, will be initially low and will gradually increase year by year. During the first five to seven years, the yields will increase at high and sustained rates. After the seventh year we consider the land developed as yield volatility is reduced and growth is only achievable at marginal rates. Since our inception in 2002, we have put into production 63,930 hectares of undeveloped land into productive croppable land.

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

(iii) Ongoing transformation of croppable land: The application of efficient and sustainable crop production technologies and best practices such as “no-till”, crop rotations, integrated pest and weed management and balanced fertilization, among others, incrementally increases soil quality and land productivity over time, maximizing return on invested capital and increasing the land value of our properties. Our entire farmland portfolio is constantly undergoing this phase of land transformation. During the 2012/2013 harvest year, we operated 133,568 hectares of own developed farmland which were enhanced by the use of best productive practices and technology.

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

Our land transformation segment seeks not only to profit from crop and rice cultivation, but also from the opportunistic disposition of successfully transformed farmland. We strategically sell farms that have reached productive maturity with marginal potential for further productivity increases (years three to seven after commencing the land transformation process) to realize and monetize the capital gains arising from the land transformation process. Land transformation proceeds are in turn reinvested in the purchase of strategic farmland with potential for transformation and appreciation. The rotation of our land portfolio allows us to allocate capital efficiently. Since 2006 we have had a solid track record of selling farmland and achieving profitable returns. During the last eight years, we have sold 15 farms, generating capital gains of approximately $160 million.

These capital gains are generated by three main factors:

(i) the acquisition of land at opportunistic prices below the market value or fair value of the land;

(ii) the land transformation and ongoing land transformation process described above enhances the productivity and profitability of land, ultimately increasing the value of the land; and

(iii) general market appreciation of land driven by increase in commodity prices and supply and demand dynamics in the land market. In this regard, during the last 30 years, since 1977, farmland prices in Argentina’s core production region have increased an average of 7.3% per year according to data published by Margenes Agropecuarios. The value of the farms we sold between 2006 and 2013 as well as our overall land portfolio, has been positively impacted by this external factor.

We believe we are one of the most active players in the land business in South America. Since our inception in 2002, we have executed transactions for the purchase and sale of land for over $602 million. Our business development team is responsible for analyzing, selecting, acquiring and selling land. The team has gained extensive expertise in evaluating and acquiring farmland throughout South America, and has a solid understanding of the productivity potential of each region and of the potential for land transformation and appreciation. Since 2002, the team has analyzed over 10 million hectares of farmland with a total value of approximately $14 billion. We have developed a methodology to analyze investment opportunities, taking into account price, transformation potential, productive model, financial projections, and investment requirements, among others. Our analysis also employs advanced information technology, including the use of satellite images, rain and temperature records, soil analyses, and topography and drainage maps. From time to time, we may leverage our favorable position in and knowledge of the land market to engage in opportunistic buying and selling transactions.

The following table sets forth our acquisitions and divestitures since our inception:

	Acquisition	Divestitures	Total Land Holdings
Year Ended December 31,	(In hectares)
2002	74,898	—	74,898
2003	—	—	74,898
2004	34,659	—	109,557
2005	22,262	—	131,819
2006	5,759	3,507	134,071
2007	113,197	8,714	239,274
2008	43,783	4,857	278,200
2009	—	5,005	273,195
2010	14,755	5,086	282,864
2011	12,992	2,439	293,417
2012	—	9,475	283,942
2013	—	14,176	269,838

Our Farms

Appraisal of Farms. In September 2013, in order to assess the market value of rural properties in Brazil, Argentina and Uruguay, we requested an appraisal by Cushman & Wakefield Argentina S.A., independent real estate valuation firm knowledgeable about the agriculture industry and the local real estate market. As part of these appraisals, the value of each of our properties was determined using the sales comparison approach taking into account current offerings and analyzed prices buyers had recently paid for comparable sites, adjusted for the differences between comparable properties and the subject property to arrive at an estimate of the value of the subject property. The major elements of comparison used to value the properties included the property rights conveyed, the financial terms incorporated into the transaction, the conditions or motivations surrounding the sale, changes in market conditions since the sale, the location of the real estate and the physical characteristics of the property.

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

Cushman & Wakefield has informed us their assessment of the market value of our farmland as of September 30, 2013. According to Cushman & Wakefield, the market value of our farmland totaled $919.0 million, out of which $791,915 million correspond to the market value of our farmland in Argentina and Uruguay, and the remaining $127,349 million correspond to the market value of our farmland in Brazil. These valuations are only intended to provide an indicative approximation of the market value of our farmland property as of September 30, 2013 based on then current market conditions. This information is subject to change based on a host of variables and market conditions.

Farm	State, Country	Gross Size (Hectares)	Current Use
El Meridiano	Buenos Aires, Argentina	6,302	Grains
Las Horquetas	Buenos Aires, Argentina	2,086	Grains & Cattle
San Carlos	Buenos Aires, Argentina	4,215	Grains
Huelen	La Pampa, Argentina	4,633	Grains
La Carolina	Santa Fe, Argentina	8,444	Grains & Cattle
El Orden	Santa Fe, Argentina	6,875	Grains & Cattle
La Rosa	Santa Fe, Argentina	4,087	Grains & Cattle
San Joaquín	Santa Fe, Argentina	37,273	Rice, Grains & Cattle
Carmen	Santa Fe, Argentina	10,021	Grains
Abolengo	Santa Fe, Argentina	7,473	Grains
La Cañada	San Luis, Argentina	3,400	Grains
Santa Lucia	Santiago del Estero, Argentina	17,484	Grains & Cattle
El Colorado	Santiago del Estero, Argentina	4,960	Grains
La Guarida	Santiago del Estero, Argentina	15,451	Grains & Cattle
La Garrucha	Salta, Argentina	3,606	Grains
Los Guayacanes	Salta, Argentina	7,242	Grains
Ombú	Formosa, Argentina	18,321	Grains & Cattle
Oscuro	Corrientes, Argentina	33,429	Rice, Grains & Cattle
Itá Caabó	Corrientes, Argentina	22,894	Rice, Grains & Cattle
Alto Alegre	Tocantins, Brazil	6,082	Grains & Cotton
Conquista	Tocantins, Brazil	4,325	Grains & Cotton
Rio de Janeiro	Bahia, Brazil	10,012	Grains & Coffee
Bela Manhã	Mato Grosso do Sul, Brazil	381	Sugarcane
Ouro Verde	Mato Grosso do Sul, Brazil	683	Sugarcane
Don Fabrício	Mato Grosso do Sul, Brazil	3,304	Sugarcane
Takuarê	Mato Grosso do Sul, Brazil	490	Sugarcane
Agua Branca	Mato Grosso do Sul, Brazil	1,675	Sugarcane
Nossa Senhora Aparecida	Mato Grosso do Sul, Brazil	540	Sugarcane
Sapálio	Mato Grosso do Sul, Brazil	6,062	Sugarcane
Carmen (Agua Santa)	Mato Grosso do Sul, Brazil	146	Sugarcane
La Pecuaria	Duranzo, Uruguay	3,177	Grains
Doña Marina	Corrientes, Argentina	14,755	Rice

Total		269,838

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

Property, Plant and Equipment

In addition to our farmland, we also own the following principal industrial facilities:

Facility	Province, Country	Relevant Operational Data	Current Use
“Christophersen”	Santa Fe, Argentina	18,700 tons of storage capacity. 2,400 tons per day of drying Capacity	Seedbed and stockpiling plant (1)

“Semillero Itá Caabó”	Corrientes, Argentina		Rice genetic improvement program

“Molino Ala — Mercedes”	Corrientes, Argentina	Installed capacity of 5,000 tons of white rice monthly, and husk rice drying capacity of 2,400 tons per day	Rice processing and drying plant

“Molino Ala — San Salvador”	Entre Ríos, Argentina	Installed capacity of 5,000 tons of white rice monthly, and husk rice drying capacity of 1,100 tons per day	Rice processing and drying plant

Molino Franck	Santa Fe, Argentina	Processing capacity of 5,600 tons of white rice monthly, and husk rice drying capacity of 1,800 tons per day	Rice processing and drying plant

“Angélica Agroenergía”	Mato Grosso do Sul, Brazil	Installed milling capacity of 4.0 million tons of sugarcane annually, 330,000 tons of VHP sugar and over 220,000 cubic meters of ethanol, and over 250,000 MWh	Sugar and ethanol mill producing hydrated ethanol, anhydrous ethanol and VHP sugar. Sells energy to local network

“Ivinhema Agroenergía”	Mato Grosso do Sul, Brazil	Installed milling capacity of 2.0 million tons of sugarcane annually, 187,500 tons of VHP sugar, 117,000 cubic meters of ethanol, and over 82,000 MWh	Sugar and ethanol mill producing hydrated ethanol and VHP sugar. Sells energy to local network

“Usina Monte Alegre”	Monte Belo, Brazil	Present milling capacity of 1.2 million tons of sugarcane annually, 120,000 tons of VHP and white sugar and over 40,000 cubic meters of ethanol and 50,000 MWh	Sugar mill producing VHP and white sugar and hydrated ethanol. Sells energy to local network

(1)	Classification of wheat and soybean seeds.

For additional information regarding our property, plant and equipment, see Note 6 of the consolidated financial statements.

Customers

We sell manufactured products, agricultural products and offer services to a large base of customers. The type and class of customers may differs depending on our business segments. For the year ended December 31, 2013 more than 50% of our sales of crops were sold to 10 well-known customers (both multinational or local) with good credit history with us. Of these customers, our biggest three customers represented 23% of our sales and the remaining seven represented approximately 27% of our net sales in the course of that year.

In the Sugar, Ethanol and Energy segment, sales of ethanol were concentrated in 6 customers, which represented 68% of total sales of ethanol for the year ended December 31, 2013. Approximately 81% of our sales of sugar were concentrated in 7 well-known traders for the year ended December 31, 2013. The remaining 19%, which mainly relates to “crystal sugar”, were dispersed among several customers. In 2013, energy sales are 94% concentrated in 4 major customers.

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

2013/2014 Harvest Year	Brazil
Number of Mills	389
Sugarcane crushed (million tons)	641.2
Ethanol Production (million cubic meters)	27.4
Sugar Production (million tons)	36.5

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

Supplies and Suppliers

Our principal supplies for our farming business are seeds, fertilizers, pesticides and fuel, which represented 10%, 11%, 13% and 11%, respectively, of our total direct expenditures (including leasing cost) for supplies and services and were collectively 45% of our total expenditure for supplies in the farming business for 2013. Further, these supplies represented 40% of our total production cost for 2013. As we use direct sowing in 99% of our planted area, without requiring soil preparation, fuel represents only 10% of the total cost of production for 2013.

Our principal supplies for our sugar, ethanol and energy business are diesel lubricants and fertilizers, which collectively represented 26% of our total expenditures incurred in the sugar, ethanol and energy business for 2013. Further, these supplies represented 24% of our total production cost for 2013. We have an extensive network of suppliers for each of our business segments and for each required input within each segment, resulting in lower reliance on any particular supplier. Our ten largest suppliers account for 56% of our total expenditures for supplies in 2013. While we value the relationships we have developed with each of our suppliers given the quality we have come to expect, we do not consider any single supplier to be key to our production.

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

Our sugarcane harvesting is 95% mechanized, which has significantly improved operating efficiency, therefore reducing operating costs. We have modern facilities in the sugar and ethanol business including advanced sugar and ethanol mills with high-pressure boilers and that achieve one of the highest ratios of energy produced per ton of cane milled, according to the Cane Technology Center Benchmark program. Our Angélica sugar plant was the first continuously operative facility in Brazil, requiring no production stoppages between sugar batches.

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

Water management

Since crops need sufficient water to achieve their potential yields, we are engaged in techniques aimed to increase the efficiency of water usage and at the same time decrease soil erosion risks. In that regard, “no-till” presents strong advantages since it improves rainfall infiltration and increases the soil’s water storage capacity. In areas that may be subject to excess water, we are developing terraces, soil leveling and other techniques intended to decrease runoff and erosion risks. In some of the jurisdictions in which we operate, the use of water for irrigation requires obtaining special permits. For certain irrigated crops such as rice, we focus on the design and operation of rainwater harvesting, collecting water from rain in semi-natural reservoirs destined for future irrigation. Channels to conduct the water and drain the fields are developed by experts in order to deliver water in the most efficient manner. We are also developing the zero grade level system in some of our rice farms to increase productivity and reduce production costs. This technique involves a precise leveling of the land based on GPS and Laser technology. When fields are accurately leveled, water irrigation requirements are reduced, thus lowering the cost of labor and energy. Efficient management of irrigation results in a positive impact on yields. Additionally, as the fields can be larger, there are some operational benefits that can be achieved by reducing machinery working times. Other crops such corn seed and, sunflower seed are irrigated by highly efficient pivot spraying systems. This type of irrigation system allows us to distribute water uniformly throughout the field, improving the use of water in terms of total millimeters per year. We conduct soil moisture sampling to define the best moment and amount of water to be used for irrigation in each plot.

Mechanization

We incorporate all available mechanization technology into our business that is cost-effective. We believe that by employing mechanization technology we improve our operating efficiency and are better able to reach desired economies of scale in our operations. Mechanization also enables us to adopt new associated technologies faster and hastens our development efforts. In our farming business, we are using cutting-edge mechanized technology for planting, spraying, harvesting and irrigating and for soil preparation and management. We also employ advanced mechanization technology in our logistics and product processing operations, including transportation, drying operations and grain sorting and storage. We are in the process of developing mechanization technology to benefit our other businesses, such as sugarcane planting, which traditionally have not benefitted from such mechanization.

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

Environmental Responsibility

We are developing a production model that reflects a strong commitment to the environment. Our responsibility to the environment begins with complying with local regulations. Natural resources such as land, water and biodiversity are taken into account when we evaluate both the development of a new production project and the operation of an on-going one. In that regard, we are constantly evaluating best practices to be implemented in our operations. See “—Technology and Best Practices.” In order to be better stewards of the environment, we are in the process of developing and implementing environmental management plans for our operations. Those plans involve different stages, which are mainly educating our own and outsourced staff, monitoring ecological parameters, preventing negative effects, and correcting deviations. With respect to pesticide contamination risks, we are implementing a responsible pesticide use program, which includes personnel training, personnel protection elements, application recommendations, pesticide selection criteria, pesticide handling and storage and after-use pesticide packages management (which are specifically cleaned, collected and stored for recycling purposes under third parties’ programs).

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

Social Programs

Apart from complying with local labor regulations, we seek to promote the personal and professional development of our employees by offering them an adequate working environment with proper health and safety protections. We aim to develop a transparent relationship with local authorities. Finally, one of our main goals is to contribute positively to the social development of the communities in which we operate, creating new jobs, preserving the environment, providing training opportunities through our internship program and assisting with social development. In order to implement our social development programs, we analyze the areas in which we operate and give special attention to education and poverty rates, possible alliances with other social actors, and potential synergies with local government programs. In addition to social development programs, we contribute to community organizations in each area where we operate, such as hospitals, schools, daycare centers and fire stations, among others. We also have a voluntary matching program where each donation from our employees is matched two times by Adecoagro.

Education

Our sugarcane and rice operations have a very important economic impact in the communities where we are located, and we have developed a Social Action Program in the various municipalities. In 2005, we commenced a partnership with Cimientos in Corrientes and Santa Fe in Argentina, through which we have awarded 33 educational programs in 41 urban and rural schools located close to our rice operations this programs benefit to 4000 students. Cimientos is a non-profit organization that promotes equal educational opportunities for children and youth from low income families in Argentina.

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

Nutrition

In Argentina, we work in partnership with Conin Foundation, which fights malnourishment in children, dealing with malnutrition in an integral way and focusing its actions in three main aspects: education, assistance and research. In 2013, we donated nearly 16 tons of powdered milk and 1 ton of processed rice. We also work in partnership with the Argentine Food Bank Network, to whom we are currently donating approximately 75 tons of processed rice. This network operates in 17 cities and is a nonprofit distribution enterprise that serves the community by acquiring donated food and making it available to people who are hungry through a network of community agencies. These agencies include school feeding programs, food pantries, soup kitchens, hospices, substance abuse clinics, after-school programs and other nonprofit organizations. Additionally, we have been contributing food to Solidagro, an alliance between rural corporate institutions and civic organizations that seek to solve famine and malnutrition problems, since 2007. We are also collaborating with selected soup kitchen initiatives such as Caritas Christophersen, San Gregorio Foundation and Mercedes City Soup Kitchen.

In Brazil, we support various local schools, daycare centers, homes for the elderly, and APAEs (local associations supporting the seriously handicapped in the community) through sugar donations. Due to these initiatives, UMA was certified by the ABRINQ Foundation as a Child Friendly Enterprise.

Internship Program

The purpose of our internship program is to promote the development of highly qualified professionals for the community by providing first-time work experience, good quality training and access to highly technology-oriented operations. We seek to facilitate interns’ future access to the job market while detecting potential key employees. The interns actively participate in the TAG training program which includes monthly technical meetings, external training and farm tours. In order to accomplish these goals we promote institutional relationships with local and international universities and high schools. Over 280 interns have participated in our program during the last 12 years, of which 60 were subsequently incorporated into our teams.

Material Agreements

For a description of the material agreements relating to our indebtedness, please see “Item 5.—Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness and Financial Instruments.”

Argentina

Consignment Contract with Establecimiento Las Marías

Pursuant to a consignment contract dated February 19, 2000, entered into by Establecimiento Las Marias S.A.C.I.F.A. (“Las Marias”) and Molinos Ala S.A. (currently Pilagá S.A.), Las Marias has an exclusive license to sell the products or imports of Pilagá S.A. in Argentina. For its services, Las Marias collects a commission of 9.56%, calculated over the gross amounts of the sales made by Las Marias on behalf of Pilagá S.A., net of commercial discounts, before VAT and any other applicable tax that is applied in any invoicing. The term of the agreement is one year as from March 1, 2000, automatically renewable for additional one-year periods.

Brazil

Sugar Sale Agreement

On October 10, 2013, Angélica entered into a Sugar Sales Agreement with Louis Dreyfus Commodities Suisse S.A where Angélica will supply 150,000 metric tons of Brazilian VHP (very high polarization) during 2014/15 harvest year. This amount of sugar will be delivered from May to November 2014 in Paranaguá port. The price shall be fixed in reference to the NY#11 futures contract price against specifics month.

Electric Energy Agreements

In the beginning of 2009, UMA entered into a 10-year agreement for the sale of energy to CEMIG, under which UMA sells to CEMIG 9 MW of energy, approximately 46,215 MWh during the harvest period (May to November of each year) at a rate of R$184.15 per megawatt hour. As this price is adjusted annually according to inflation rate and tariff discounts, in 2013 the energy price hit R$207,58/MWh. During 2013, UMA had received R$9.5 million under this agreement.

Angélica entered into an agreement under which it supplies energy to CCEE. This agreement is a result of a public auction promoted by the Brazilian federal government in August 2008, carries a term of 15 years, and involves Angélica supplying CCEE with 87,600 MWh annually during the harvest periods each year (April to December), at a rate of R$180.26/MWh. This price is annually adjusted according to inflation rate, in 2013 the price was R$202,21/MWh which sets an annual fixed revenues for Angélica of R$17.7 million.

In August 2010, Angélica participated in a public auction promoted by the Brazilian federal government. As a result of this auction, Angélica entered into second 15-year agreement with CCEE starting in 2011, for the sale of 131,400 MWh per year at a rate of R$154.25/MWh, in 2013 the price was of R$181,25 per megawatt hour as the price is adjusts annually. The delivery period starts in March and ends in November of each year. In 2013 Angélica received R$23.8 million of this contract.

Intellectual Property

As of December 31, 2013, our corporate group owned 49 trademarks registered with the Argentine National Intellectual Property Institute and had 8 trademarks in the process of registration. Also, Adeco Brasil and UMA owned 16 trademarks registered with the Brazilian National Industrial Property Institute (“INPI”), and had submitted 9 trademark registration requests, all of which are currently being challenged by third parties or were initially denied by INPI. In addition, Adeco Agropecuaria Brasil S.A. had submitted one trademark registration request.

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

We are currently either in compliance with or are in the process of applying for permits that would put us in compliance with all applicable environmental laws and material environmental licenses and permits. Specifically, the operational license of UMA is currently being renewed. In December 2008 we requested operational licenses for our Lagoa do Oeste, Heloísa, Palmeira and Mimoso farms in Brazil, which as of December 31, 2013 are still pending. We are currently finalizing the process of “geo-referencing” our Conquista and Alto Alegre farms in Brazil in order to apply for the relevant operational licenses. On May 25, 2010, we applied for the operational license for the Angélica mill to mill up to 4 million tons of sugarcane per year, and the license was granted by IMASUL on November 11, 2010. On November 26, 2010, we obtained a preliminary license (licença prévia) for the Ivinhema mill, and on June 27, 2011, we obtained the installation license (licença de instalação) from IMASUL for the commencement of the construction and assembly of the first and second phase of the Invinhema mill, for a nominal crushing capacity of up to 3.6 million tons of sugarcane. On March 23, 2012, we obtained the installation license (licença de instalação) from IMASUL authorizing us to increase the nominal crushing capacity of Ivinhema to up to 4.1 million tons of sugarcane per year

Our operating businesses have the required environmental monitoring, equipment and procedures, and we utilize third-party contractors to conduct regular environmental audits. Our environmental expenses relate to consultants we use to perform environmental impact studies for our development projects and control and monitoring procedures. However, as environmental regulations are expected to become more stringent in some of the countries where we operate, our environmental compliance costs are likely to increase due to the cost of compliance with any future environmental regulations. While we are not aware of any material environmental liabilities related to our ongoing operations, we may be subject to cleanup costs, which we do not expect to be material.

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

Under applicable regulations, all persons involved in the commercialization and manufacturing of grains and dairy products must be registered with the RUO, which provides for registration of any individual or company involved in the trade and industrialization of agri-food products in the markets for grains, livestock and dairy products and their by-products and/or derivatives. This registration must be renewed each year. Grain producers must stock grains at facilities and must keep a record of the grain stock stored at such facilities. Failure to register with the RUO, or cancellation of such registration, will lead to requirements that the operator cease its operating activities and closure its facilities.

On April 1, 2014 the AFIP issued Resolution No. 3,593/14 which established a “Systematic Regristration of Movements and Grains Stocks Regime” (“Régimen de Registración Sistemática de Movimientos y Existencias de Granos”) by which all persons involved in the commercialization and manufacturing of grains and dairy products registered with the RUO must report the stock and stock variations (including locations, transport between the producer´s facilities, etc.) of all grains other agricultural products (other than those to be applied to sowing) held in their own or other third party´s name.

In the event of a violation of any of the applicable regulations, sanctions may be imposed, including fines and suspension or cancellation of the registration, which would result in the immediate cessation of activities and closure of facilities.

C.	ORGANIZATIONAL STRUCTURE

Corporate Structure

As of December 31, 2013, we held 100% of the interests in IFH with a de minimis remaining interest owned by Ona Ltd., our substantially wholly-owned subsidiary. IFH directly and indirectly, owns approximately 100% of the outstanding interests in Adecoagro LP, a holding company with operating subsidiaries owning farmland and facilities throughout Argentina, Brazil and Uruguay. We are a corporation organized under the laws of the Grand Duchy of Luxembourg under the form of a société anonyme and were formed as a holding company for the purpose, among others, of facilitating an IPO of common shares. Prior to the IPO, IFH completed certain reorganization transactions, which we refer to as the “Reorganization”, and became our majority-owned subsidiary.

As of December 31, 2013, our principal shareholders were Quantum Partners LP (Soros Fund Management LLC serves as principal investment adviser to Quantum Partners LP), HBK Master Fund LP, Al Gharrafa Investment Company, and Stichting Pensioenfonds Zorg en Welzijn. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

For a diagrame of our Organizational structure as of March 31, 2013, please see “ Item 4. Information of the Company – A. History and Development of the Company – History”

During 2011, Adecoagro contributed the IPO net proceeds in IFH LP, increasing its interest to 98.64%.

During March, 2012, we issued 696,562 shares to certain limited partners of IFH in exchange for their residual interest in IFH, totaling 0.57230%, interest in IFH thereby increasing our interest in IFH to 99.2%.

During September 2012, we issued 958,190 shares which increased our interest in IFH to approximately 100%.

On February 5, 2013, we completed an underwritten secondary offering of 13,900,000 common shares of Adecoagro offered by our shareholder, HBK Master Fund LP at a price per share to the public of $8.00. The shares were offered pursuant to an effective shelf registration statement on Form F-3 filed with the SEC. On February 13, 2013, HBK Master Fund LP sold an additional 2,085,000 common shares of Adecoagro pursuant to the overallotment option it granted to Morgan Stanley & Co. LLC, the sole underwriter in the secondary offering. Adecoagro did not receive any of the proceeds from the sale by the selling shareholder of the common shares in the offering. As of March 31 2013, and after the completion of the offering, public shareholders held approximately 50.2% of our capital stock.

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

Trends and Factors Affecting Our Results of Operations

Our results of operations have been influenced and will continue to be influenced by the following factors:

(i) Effects of Yield Fluctuations

The occurrence of severe adverse weather conditions, especially droughts, hail, floods or frost, are unpredictable and may have a potentially devastating impact on agricultural production and may otherwise adversely affect the supply and prices of the agricultural commodities that we sell and use in our business. The effects of severe adverse weather conditions may also reduce yields at our farms. Yields may also be affected by plague, disease or weed infection and operational problems. In the first half of 2013, the countries in which we operate suffered a severe drought, which resulted in a reduction of approximately 21% to 31% in our yields for the 2012/2013 harvest, on corn and soybean the affected commodity, compared with our historical averages. These yield reductions directly impacted the yields of our Crops segment, which is reflected in the line item “Initial recognition and changes in fair value of biological assets and agricultural produce” of the statement of income. The average expected yields for the 2012/2013 harvest for crops before the drought were 6.6 tons per hectare for corn and 2.5 tons per hectare for soybean. The actual yields following the drought were 5.3 tons per hectare for corn and 1.8 tons per hectare for soybean, which generated a decrease in initial recognition and changes in fair value of biological assets and agricultural produce in respect of corn, soybean and the remaining crops of $5.9 million, $16.6 million and $2.7 million, respectively, for the year ended December 31, 2013.

The following table sets forth our average crop, rice and sugarcane yields for the periods indicated:

				% Change
	2012/2013	2011/2012	2010/2011	2012/2013 -	2011/2012 -
	Harvest Year (2)	Harvest Year	Harvest Year	2011/2012	2010/2011
Corn (1)	5.3	5.0	5.4	5.8%	7.9%
Soybean	2.2	2.5	2.6	(11.1%)	(3.2%)
Soybean (second harvest)	1.3	1.5	1.6	(15.1%)	(5.8%)
Cotton lint	0.8	1.0	1.6	(23.6%)	(33.5%)
Wheat (2)	1.8	2.6	3.3	(30.0%)	(21.0%)
Rice	5.7	5.4	6.2	5.8%	(13.0%)
Coffee (3)	N/A	1.9	2.0	N/A	(3.9%)
Sugarcane (4)	71.8	75.2	75.13	(4.5%)	0.1%

(1)	Includes sorghum
(2)	Includes barley
(3)	The “Lagoa de Oeste” and “Mimoso” coffee farms were sold in the second quarter of 2013. In addition, we leased the coffee production rights in respect of the “Rio de Janeiro” farm for an 8-year term in the second quarter of 2013. We do not expect the coffee business to generate sales in future periods”
(4)	Does not consider harvested area for planting activities

(ii) Effects of Fluctuations in Production Costs

We experience fluctuations in our production costs due to the fluctuation in the costs of (i) fertilizers, (ii) agrochemicals, (iii) seeds, (iv) fuel and (v) farm leases. The use of advanced technology, however, allowed us to increase our efficiency, in large part mitigating the fluctuations in production costs. Some examples of how the implementation of production technology has allowed us to increase our efficiency and reduce our costs include the use of no-till technology (also known as “direct sowing”, which involves farming without the use of tillage, leaving plant residues on the soil to form a protective cover which positively impacts costs, yields and the soil), crop rotation, second harvest in one year, integrated pest management, and balanced fertilization techniques to increase the productive efficiency in our farmland. Increased mechanization of harvesting and planting operations in our sugarcane plantations and utilization of modern, high pressure boilers in our sugar and ethanol mills has also yielded higher rates of energy production per ton of sugarcane.

(iii) Effects of Fluctuations in Commodities Prices

Commodity prices have historically experienced substantial fluctuations. For example, based on Chicago Board of Trade (“CBOT”) data, from January 1, 2013 to December 31, 2013, wheat prices decreased by 21.3%, soybean prices decreased 10.1% and corn prices decreased by 38.4%. Also, between January 1, 2013 and December 31, 2013, ethanol prices decreased by 2.1%, according to ESALQ data, and sugar prices decreased by 15.1%, according to Intercontinental Exchange of New York (“ICE-NY”) data. Commodity price fluctuations impact our statement of income as follows:

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

(iv) Fiscal Year and Harvest Year

Our fiscal year begins on January 1 and ends on December 31 of each year. However, our production is based on the harvest year for each of our crops and rice. A harvest year varies according to the crop or rice plant and to the climate in which it is grown. Due to the geographic diversity of our farms, the planting period for a given crop or rice may start earlier on one farm than on another, causing differences for their respective harvesting periods. The presentation of production volume (tons) and production area (hectares) in this annual report in respect of the harvest years for each of our crops and rice starts with the first day of the planting period at the first farm to start planting in that harvest year to the last day of the harvesting period of the crop or rice planting on the last farm to finish harvesting that harvest year.

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

The financial results in respect of all of our products are presented on a fiscal year basis. See - “Year ended December 31, 2013 as compared to year ended December 31, 2012”.

(v) Effects of Fluctuations of the Production Area

Our results of operations also depend on the size of the production area. The size of our own and leased area devoted to crop, rice, coffee and sugarcane production fluctuates from period to period in connection with the purchase and development of new farmland, the sale of developed farmland, the lease of new farmland and the termination of existing farmland lease agreements. Lease agreements are usually settled following the harvest season, from July to June in crops and rice, and from May to April in sugarcane. The length of the lease agreements are usually one year for crops, one to five years for rice and five to six years for sugarcane. Regarding crops, the production area can be planted and harvested one or two times per year. As an example, wheat can be planted in July and harvested in December. Right after its harvest, soybean can be planted in the same area and harvested in April. As a result, planted and harvested area can exceed the production area during one year. The production area for sugarcane can exceed the harvested area in one year. Grown sugarcane can be left in the fields and then harvested the following year. The following table sets forth the fluctuations in the production area for the periods indicated:

	Period ended December 31,
	2013	2012	2011
		Hectares

Crops	147,895	151,132	127,436
Rice	35,249	31,497	27,542
Coffee (1)	—	1,632	1,632
Sugar, Ethanol and Energy	99,409	85,531	65,308

(1)	“The “Lagoa de Oeste” and “Mimoso” coffee farms were sold in the second quarter of 2013. In addition, we leased the coffee production rights in respect of the “Rio de Janeiro” farm for an 8-year term in the second quarter of 2013. We do not expect the coffee business to generate sales in future periods”.

The increase in rice production area in 2013 was mainly driven by the transformation of undeveloped/undermanaged owned land that was put into production. The decrease in crop production area in 2013 compared to 2012 was mainly driven by a decrease in leased hectares. The increase in sugar, ethanol and energy production area in 2013 is explained by an increase in leased hectares.

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

(viii) Effects of Export Taxes on Our Products

Following the economic and financial crisis experienced by Argentina in 2002, the Argentine government increased export taxes on agricultural products, mainly on soybean and its derivatives, wheat, rice and corn. Soybean is subject to an export tax of 35.0%, wheat is subject to an export tax of 23.0%, rough rice is subject to an export tax of 10.0%, processed rice is subject to an export tax of 5.0%, corn is subject to an export tax of 20.0% and sunflower is subject to an export tax of 32.0%.

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

As of December 31, 2013, the Peso-U.S. dollar exchange rate was Ps.6.52 per U.S. dollar as compared to Ps.4.92 and Ps.4.30 per U.S. dollar as of December 31, 2012 and 2011, respectively. As of December 31, 2013, the Real-U.S. dollar exchange rate was R$2.36 per U.S. dollar as compared to R$2.04 and R$1.86 per U.S. dollar as of December 31, 2012 and 2011, respectively.

The Company is exposed to currency risks in Argentina, where currently there is an exchange control regime (see on our annual report on Form 20-F for the year ended December 31, 2013— Item 3 – Risks Factors “- Risks Related to Argentina-Exchange controls could restrict the inflow and outflow of funds in Argentina”). In Argentina there is an official exchange rate set by the Argentine Government and a parallel US dollar market exchange rate. The Company uses the official Argentine Peso-US Dollar exchange rate as the reference exchange rate for all re-measurement purposes, which is consistent with the economic reality that foreign currency transactions entered into or paid out of Argentina are required to be converted at the official exchange rate.

During January 2014, the Argentine peso experienced a 22% devaluation, from a 6.52 ARS/USD to 8.02 ARS/USD. This devaluation is not expected to have a significant impact on the Company’s sales because a substantial portion of Adecoagro’s agricultural production is destined to the export market and as a result a significant portion of the Company’s sales generated in Argentina is denominated in U.S. dollars. However, the devaluation is expected to result in an improvement in our operating costs, with the exception of fertilizers, agrochemicals and seeds, as our production costs are primarily denominated in Argentine pesos. Accordingly, the net effect of the devaluation of the Argentine peso is expected to have a positive effect on our margins.

In Argentina, due to the restrictions on the purchase of foreign currency imposed by the Argentine government there exists an unofficial market where the U.S. dollar is trading at a different market value than reflected in the official Argentine Peso – U.S. dollar exchange rate. Despite this situation, the Company do not have the unofficial rate as reference to its businesses.

The following graph shows the Real-U.S. dollar rate of exchange for the periods indicated:

Our principal foreign currency fluctuation risk involves changes in the value of the Brazilian Reais relative to the U.S. dollar. Periodically, we evaluate our exposure and consider opportunities to mitigate the effects of currency fluctuations by entering into currency forward contracts and other hedging instruments.

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

(xii) Capital Expenditures and Other Investments

Our capital expenditures during the last three years consisted mainly of expenses related to (i) acquiring land, (ii) transforming and increasing the productivity of our land, (iii) planting non-current sugarcane and coffee and (iv) expanding and upgrading our production facilities. Our capital expenditures incurred in connection with such activities were $165.3 million for the year ended December 31, 2011, $301.4 million for the year ended December 2012 and $128.7 million for the year ended December 2013. See also “-Capital Expenditure Commitments.”

(xiii) Effects of Corporate Taxes on Our Income

We are subject to a variety of taxes on our results of operations. The following table shows the income tax rates in effect for 2013 in each of the countries in which we operate:

Tax Rate (%)
Argentina	35
Brazil(1)	34
Uruguay	25

(1)	Including the Social Contribution on Net Profit (CSLL)

Critical Accounting Policies and Estimates

We prepare our Consolidated Financial Statements in accordance with IFRS . The critical accounting policies are policies important to the portrayal of a company’s financial condition and operating results, and which require management to make difficult and subjective judgments that are inherently uncertain. Based on this definition, we have identified the following significant accounting policies as critical to the understanding of our Consolidated Financial Statements. The preparation of our Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. The principal area where our management is required to make significant judgments about estimates where actual results could differ materially from such estimates is in the carrying amount of our biological assets. These estimates and judgments are subject to an inherent degree of uncertainty. We believe that the estimates and judgments upon which we rely are reasonable based upon information available to us at the time that these estimates and judgments are made. We continually evaluate our judgments, estimates and assumptions. To the extent there are material differences between these estimates and actual results, our Consolidated Financial Statements will be affected.

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

We account for agricultural produce after harvest as inventory, as further described below.

The following table sets forth the way in which we value biological assets and agricultural produce for each of our principal products:

Biological Asset
	No significant biological growth	Significant biological growth	Agricultural Produce	Manufactured Product
Crops	Crop from planting through approximately 60 days	Crop, approximately 60 days after planting up to the moment of harvest (total period of approximately 3 to 5 months).	Harvested crop (soybean, corn, wheat, etc.)	N/A

Rice	Rice plant from planting through approximately 60 days	Rice plant, approximately 60 days after planting up to the moment of harvest (total period of approximately 3 to 4 months).	Harvested rough rice	Processed Rice

Coffee	Coffee tree from planting through approximately 18 months	Coffee tree, approximately 18 months after planting until exhausted in 15-20 harvests (total period of approximately 16 years).	Harvested coffee	Coffee

Dairy	Dairy cow is considered a biological asset from birth/purchase to death or sale.		Raw milk	N/A

Cattle	Beef cattle are considered a biological asset from birth/purchase to death or sale.		N/A	N/A

Sugar, ethanol and energy	Sugarcane from planting through approximately 30 days	Sugarcane, approximately 30 days after planting until exhausted in 5-6 harvests (total period of approximately 5.5 years).	Sugarcane	Sugar, ethanol and energy

Valuation Criteria	Cost, which approximates fair value less accumulated impairment losses, if any. For dairy and cattle, fair value less estimated cost to sell.	Fair value (using discounted cash flow valuation) less cost to sell.	Net realizable value, except for rough rice and milk which are valued at cost.	Cost

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

As of December 31, 2013, the impact of a reasonable 10% increase (decrease) in estimated market prices, with all other variables held constant, would result in an increase (decrease) in the fair value of our plantations less cost to sell of $72.4 million for sugarcane, $3.7 million for coffee, $2.0 million for crops and $4.5 million for rice. As of December 31, 2013, the impact of a reasonable 10% increase (decrease) in estimated costs, with all other variables held constant, would result in a increase (decrease) in the fair value of our plantations less cost to sell of $49.1 million for sugarcane, $3.0 million for coffee, $1.6 million for crops and $3.2 million for rice. As of December 31, 2013, the impact of a reasonable 5% increase (decrease) in estimated yields, with all other variables held constant, would result in an increase (decrease) in the fair value of our plantations less cost to sell of $25.7 million for sugarcane and $1.4 million for coffee. As of December 31, 2013, the impact of a reasonable 20% increase (decrease) in estimated yields, with all other variables held constant, would result in an increase (decrease) in the fair value of our plantations less cost to sell of $3.6 million for crops and $8.2 million for rice. As of December 31, 2013, the impact of a reasonable 100 basic points increase (decrease) in discount rates, with all other variables held constant, would result in an increase (decrease) in the fair value of our plantations less cost to sell of $5.0 million for sugarcane and $0.2 million for coffee.

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

The valuation models and their assumptions are reviewed annually, or quarterly if warranted, and, if necessary, adjusted. During the years ended December 31, 2011, December 31, 2012 and December 31, 2013, we made no changes to the models.

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

We reviewed the carrying amounts of our property, plant and equipment and finite lived intangible assets as of December 31, 2013 to determine whether there was any indication of potential impairment. We concluded that no impairment testing for property, plant and equipment and finite lived intangible assets was necessary as of year-end. As regards the mandatory impairment testing of goodwill, we tested all CGUs with allocated goodwill in Argentina, Uruguay and Brazil as of September 30, 2013 and determined that none of the CGUs were impaired as of that date. There were no events or changes in circumstances, which would warrant an impairment testing of goodwill as of December 31, 2013.

CGUs tested based on a fair-value-less-costs-to-sell model at September 30, 2013 and 2012:

Based on the criteria described above, we identified a total amount of forty-one CGUs as of September 30, 2013 and forty-three CGUs as of September 30, 2012 for purposes of the impairment testing.

As of September 30, 2013, we identified 10 CGUs in Argentina and Uruguay to be tested based on this model (all CGUs with allocated goodwill). As of September 30, 2012, we identified 10 CGUs in Argentina and Uruguay to be tested based on this model (regardless of any goodwill allocated to them). Estimating the fair value less costs-to-sell is based on the best information available, and refers to the amount at which the CGU could be bought or sold in a current transaction between willing parties. In calculating the fair value less costs-to-sell, we may be assisted by the work of external advisors. When using this model, we apply the “sales comparison approach” as our method of valuing most properties. This method relies on results of sales of similar agricultural properties to estimate the value of the CGU. This approach is based on the theory that the fair value of a property is directly related to the selling prices of similar properties.

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

Based on the testing above, we determined that none of the CGUs, with allocated goodwill, were impaired at September 30, 2013.

None of the CGUs with or without allocated goodwill were impaired at September 30, 2013.

CGUs tested based on a value-in-use model at September 30, 2013 and 2012:

Based on the criteria described above, we identified a total amount of forty-one CGUs as of September 30, 2013 and forty-three CGUs as of September 30, 2012 for purposes of the impairment testing.

As of September 30, 2013, we identified 3 CGUs in Brazil to be tested based on this model (all CGUs with allocated goodwill). As of September 30, 2012, we identified 3 CGUs in Brazil to be tested based on this model (regardless of any goodwill allocated to them). In performing the value-in-use calculation, we applied pre-tax rates to discount the future pre-tax cash flows. In each case, we made these key assumptions which reflect past experience and are consistent with relevant external sources of information, such as appropriate market data. In calculating value-in-use, we may also be assisted by the work of external advisors.

The key assumptions used by us in the value-in-use calculations which are considered to be most sensitive to the calculation are:

Key Assumptions	September 30, 2013	September 30, 2012
Financial projections	Covers 4 years for UMA Covers 8 years for AVI	Covers 4 years for UMA Covers 8 years for AVI
Yield average growth rates	0-3%	0-3%
Future pricing increases	3% per annum	3% per annum
Future cost increases	3% per annum	3% per annum
Discount rates	7.65%	9.16%
Perpetuity growth rate	4.5%	4.5%

Discount rates are based on the risk-free rate for U.S. government bonds, adjusted for a risk premium to reflect the increased risk of investing in South America and Brazil in particular. The risk premium adjustment is assessed for factors specific to the respective CGUs and reflects the countries that the CGUs operate in.

Based on the testing above, we determined that none of the CGUs, with allocated goodwill, were impaired at September 30, 2013.

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

•

Our Dairy segment consists of the production and sale of raw milk. Up until the third of 2013, we were also engaged in the processing of raw milk into manufactured products and marketing through our subsidiary La Lácteo S.A, located in Cordoba, Argentina. During the third quarter of 2013, we disposed of our interest in “La Lacteo”, – See Item 4. “Information of the Company – Business Overview – Operations and Principal Activities – Dairy Business – Sale of La Lacteo”.

•

Our Coffee segment consisted of cultivating coffee and marketing our own coffee production. As of May 2, 2013 we entered into an agreement to sell the Lagoa do Oeste and Mimoso farms in Brazil, which represent all of the farms in our Coffee segment. The farms have a total area of 3,834 hectares of which 904 hectares are planted with coffee trees. In addition, we entered into a lease agreement pursuant to which the lessee will operate and manage 728 hectares of existing coffee trees in the company’s Rio de Janeiro farm during an 8-year period. Once the lease agreement terminates, the coffee trees will still have 8 years of useful life.

•	Our ‘Cattle’ Segment consists mainly of the lease of cattle grazing land (not suitable for crop production) to third party cattle farmers;

•	Our ‘Sugar, Ethanol and Energy’ Segment consists of cultivating sugarcane which is processed in owned sugar mills, transformed into ethanol, sugar and electricity and marketed;

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

	Year ended December 31,
	2013	2012	2011
Sales	( In thousands of $)

Farming Business	327,163	322,368	270,766
Crops	185,117	196,206	147,946
Soybean(1)	68,850	66,721	61,385
Corn (2)	79,423	68,790	42,959
Wheat (3)	21,798	34,831	25,060
Sunflower	8,030	7,887	7,413
Cotton Lint	5,215	15,297	9,101
Other crops(4)	1,801	2,680	2,028
Rice(5)	107,093	93,904	83,244
Coffee	439	8,363	14,170
Dairy	30,661	18,868	19,697
Cattle(6)	3,853	5,027	5,709
Sugar, Ethanol and Energy Business	317,461	282,332	277,318
Sugar	133,597	134,766	130,348
Ethanol	150,383	121,544	116,599
Energy	32,463	25,649	24,393
Other (7)	1,018	373	5,978
Total	644,624	604,700	548,084
Land Transformation Business(8)	28,172	27,513	8,832

Production	2013/2014 Harvest Year	2012/2013 Harvest Year (18)	2011/2012 Harvest Year	2010/2011 Harvest Year

Farming Business

Crops (tons)(9)	N/A	496,590	564,800	488,185
Soybean (tons)	N/A	175,478	189,014	199,533
Corn (tons) (2)	N/A	242,246	237,294	169,711
Wheat (tons) (3)	77,168	52,308	113,121	92,908
Sunflower (tons)	N/A	24,076	18,667	20,916
Cotton Lint (tons)	N/A	2,482	6,704	5,117
Rice(10) (tons)	N/A	202,589	171,137	172,034
Coffee (tons)	N/A	—	2,873	2,742

	Year ended December 31,
	2013	2012	2011

Processed rice(11) (tons)	166,363	172,383	148,223
Dairy(12) (liters)	72,984	54,954	51,239
Cattle (tons)(6)(13)	47	146	118
Sugar, Ethanol and Energy Business
Sugar (tons)	335,643	281,622	247,805
Ethanol (cubic meters)	268,053	183,713	161,385
Energy (MWh)	300,208	238,540	245,474
Land Transformation Business (hectares traded)	14,175	9,475	2,439

Planted Area	2013/2014 Harvest Year (18)	2012/2013 Harvest Year (17)	2011/2012 Harvest Year	2010/2011 Harvest Year
	(Hectares)

Farming Business(14)

Crops	187,807	184,802	204,097	167,104
Soybean	83,153	92,103	92,789	90,126
Corn (2)	50,974	45,733	47,409	31,894
Wheat (3)	29,411	28,574	43,235	28,058
Sunflower	12,880	12,478	9,596	9,943
Cotton	6,217	3,098	6,389	3,242
Forage	5,172	2,816	4,679	3,841
Rice	36,604	35,249	31,497	27,542
Coffee(15)	—	—	1,632	1,632
Total Planted Area	221,535	222,150	237,226	196,278
Second Harvest Area	29,496	34,091	48,286	36,351
Leased Area	55,851	54,197	60,009	37,694
Owned Croppable Area(16)	136,188	133,862	128,931	122,233

	Year ended December 31,
	2013	2012	2011
Sugar, Ethanol and Energy Business
Sugarcane plantation	99,409	85,531	65,308
Owned land	9,145	9,145	9,145
Leased land	90,264	76,386	56,163

(1)	Includes soybean, soybean oil and soybean meal.
(2)	Includes sorghum.
(3)	Includes barley and rapeseed.
(4)	Includes cotton seeds and farming services.
(5)	Sales of processed rice including rough rice purchased from third parties and processed in our own facilities, rice seeds and services.
(6)	Our cattle business primarily consists of leasing land to third party cattle farmers. See “Item 4. Information on the Company—B. Business Overview—Cattle Business.”
(7)	Includes sales of sugarcane and other miscellaneous items to third parties
(8)	Represents capital gains from the sale of land.
(9)	Crop production does not include 27,528 tons, 62,636 tons, 46,749 tons of forage produced in the 2012/2013, 2011/2012 and 2010/20011 harvest years, respectively.
(10)	Expressed in tons of rough rice produced on owned and leased farms. The rough rice we produce, along with additional rough rice we purchase from third parties, is ultimately processed and constitutes the product sold in respect of the rice business.

(11)	Includes rough rice purchased from third parties and processed in our own facilities. Expressed in tons of processed rice (1 ton of processed rice is approximately equivalent to 1.6 tons of rough rice).
(12)	Raw milk produced at our dairy farms.
(13)	Measured in tons of live weight. Production is the sum of the net increases (or decreases) during a given period in live weight of each head of beef cattle we own.
(14)	Includes hectares planted in the second harvest.
(15)	Reflects the size of our coffee plantations, which are planted only once every 18 to 20 years.
(16)	Does not include potential croppable areas being evaluated for transformation.
(17)	The “Lagoa de Oeste” and “Mimoso” coffee farms were sold in the second quarter of 2013. In addition, we leased the coffee production rights of the “Rio de Janeiro” for an 8-year period in the second quarter of 2013. We do not expect the coffee business to generate sales in future periods.

Year ended December 31, 2013 as compared to year ended December 31, 2012

The following table sets forth certain financial information with respect to our consolidated results of operations for the periods indicated.

	2013	2012
	(In thousands of $)
Sales of manufactured products and services rendered	425,307	379,526
Cost of manufactured products sold and services rendered	(272,261)	(263,978)

Gross Profit from Manufacturing Activities	153,046	115,548

Sales of agricultural produce and biological assets	219,317	225,174
Cost of agricultural produce sold and direct agricultural selling expenses	(219,317)	(225,174)
Initial recognition and changes in fair value of biological assets and agricultural produce	(39,123)	16,643
Changes in net realizable value of agricultural produce after harvest	12,875	16,004

(Loss) / Gross Profit from Agricultural Activities	(26,248)	32,647

Margin on Manufacturing and Agricultural Activities Before Operating Expenses	126,798	148,195

General and administrative expenses	(53,352)	(57,691)
Selling expenses	(68,069)	(58,602)
Other operating income, net	49,650	31,097
Share of loss of joint ventures	(219)	—

Profit from Operations Before Financing and Taxation	54,808	62,999

Finance income	7,234	11,538
Finance costs	(98,916)	(66,654)

Financial results, net	(91,682)	(55,116)

(Loss) / Profit Before Income Tax	(36,874)	7,883

Income tax benefit / (expense)	9,277	5,436

(Loss) / Profit for the Year from Continuing Operations	(27,597)	13,319

Profit / (Loss) for the Year from Discontinued Operations	1,767	(4,040)

(Loss) / Profit for the Year	(25,830)	9,279

Sales of Manufactured Products and Services Rendered

	Crops	Rice	Dairy	Coffee	Cattle	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2013	510	104,576	—	—	3,237	316,984	425,307
2012	589	92,438	—	—	4,390	282,109	379,526

Sales of manufactured products and services rendered increased 12.1%, from $379.5 million in 2012 to $425.3 million in 2013, primarily as a result of:

•

A $34.9 million increase in our Sugar, Ethanol and Energy segment mainly due to (i) a 26.4% increase in the volume of sugar and ethanol sold, measured in TRS(1), from 592,561 tons in 2012 to 748,766 tons in 2013. The increase in volume was due to (a) a 35.3% increase in harvested area, from 57,236 hectares in 2012 to 77,442 hectares in 2013; and (b) 363.8% increase in sugarcane purchased from third parties, from 184,897 tons in 2012 to 857,599 tons in 2013. This was partially offset by (i) a 5.4% decrease in TRS content in sugarcane, from 133.8 kgs/ton in 2012 to 126.5 kgs/ton in 2013 and a 4.5% decrease in yields, from 75.2 tons/hectare in 2012 to 71.8 tons/hectare in 2013, mainly as a result of a frost that occurred in July 2013 in Mato Grosso do Sul and above-average rains in Center-South Brazil during June 2013; (ii) a 9.5% decrease in the average sales price of ethanol, from $683.0 per m3 in 2012 to $617.8 per m3 in 2013; and (iii) a 16.8% decrease in the average sales price of sugar, from $493.8 per ton in 2012 to $411.0 per ton in 2013. The following figure sets forth the variables that determine our Sugar, Ethanol and Energy sales:

(1)	On average, one metric ton of sugarcane contains 140 kilograms of TRS (Total Recoverable Sugar). While a mill can produce either sugar or ethanol, the TRS input requirements differ between these two products. On average, 1.045 kilograms of TRS equivalent are required to produce 1.0 kilogram of sugar, while the amount of TRS required to produce 1 liter of ethanol is 1.691 kilograms

The following table sets forth the breakdown of sales of manufactured products for the periods indicated.

	Period Ended December 31,			Period Ended December 31,			Period Ended December 31,
	2013	2012	Chg %	2013	2012	Chg %	2013	2012	Chg %
	(in million of $)			(in thousand units)			(in dollars per unit)
Ethanol (M3)	150.4	121.5	23.7%	243.4	178.0	36.8%	617.8	683.0	(9.5%)
Sugar (tons)	133.6	134.8	(0.9%)	325.1	272.9	19.1%	411.0	493.8	(16.8%)

Energy (MWh)	32.5	25.6	26.6%	354.0	317.2	11.6%	91.7	80.9	13.4%
Others	1.0	0.4	173.2%

TOTAL	317.5	282.3	12.4%

•

a $12.1 million increase in our Rice segment, mainly due to: (i) a 3.4% increase in the average sales price, from $407.6 per ton of rough rice equivalent in 2012 to $421.4 per ton of rough rice equivalent in 2013; and (ii) a 10.3% increase in the volume of white and brown rice sold measured in tons of rough rice, from 230,378 tons in 2012 to 254,134 tons in 2013, mainly explained by: (a) a 5.8% increase in average yields, from 5.4 tons per hectare in 2012 to 5.7 tons per hectare in 2013; (b) a 11.9% increase in planted hectares, from 31,497 hectares in 2012 to 35,249 hectares in 2013; partially offset by (c) a 46.9% decrease in the volume of rough rice purchased from third parties, from 86,481 tons in 2012 to 45,921 tons in 2013 partially offset by:

•

a $1.2 million decrease in our Cattle segment mainly due to (i) a 12.5% decrease in meat prices as compared to 2012; and (ii) a 14.2% decrease in leased area resulting from the sale of farms during the year and the conversion of cattle land into rice land.

Cost of Manufactured Products Sold and Services Rendered

	Crops	Rice	Dairy	Coffee	Cattle	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2013	—	(84,654)	—	—	(89)	(187,518)	(272,261)
2012	—	(78,617)	—	—	(230)	(185,131)	(263,978)

Cost of manufactured products sold and services rendered increased 3.1%, from $264.0 million in 2012, to $272.3 million in 2013. This increase was primarily due to:

•

a $6.0 million increase in our Rice segment mainly due to: (i) a 10.3% increase in sales measured in rough rice equivalent, (ii) a 2.1% increase in unitary costs, mainly due to (a) higher price of the rough rice used as raw material; and (b) higher proportion of white rice in the production mix, from 69.4% in 2012 to 97.7% in 2013. White rice is more costly than brown rice due to higher processing costs and higher raw material consumption.

•

a $2.4 million increase in our Sugar, Ethanol and Energy segment mainly due to (i) a 26.4% increase in the volume of sugar and ethanol sold measured in TRS; partially offset by (ii) a 20.2% decrease in transfer price of our sugarcane production, which is transferred from our farms to the mill at fair value, from $34.8 per ton in 2012 to $27.7 per ton in 2013, as a result of lower sugar and ethanol market prices.

Sales and Cost of Agricultural Produce and Biological Assets

	Crops	Rice	Dairy	Coffee	Cattle	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2013	184,607	2,517	30,661	439	616	477	219,317
2012	195,617	1,466	18,868	8,363	637	223	225,174

Sales of agricultural produce and biological assets decreased 2.6%, from $225.2 million in 2012 to $219.3 million in 2013, primarily as a result of:

•

a $11.0 million decrease in our Crops segment mainly driven by (i) lower wheat inventory sell-off, from 51,253 tons in 2012 to 750 tons in 2013; and (ii) a 11.1% decrease in soybean first harvest yields from 2.5 tons per hectare in the 2011/2012 harvest to 2.2 tons per hectare in the 2012/2013 harvest, mainly due to the drought experienced throughout January to April 2013, that affected the crop development during its critical period. This was partially offset by (iii) an increase in the volume of cornsold mainly due to a 5.8% increase in corn yields, from 5.0 tons per hectare in the 2011/2012 harvest to 5.3 tons per hectare in the 2012/2013 harvest, as corn yields in the 2011/2012 season were affected by a drought suffered in November 2011 through January 2012; and (iv) higher soybean, corn, wheat and sunflower selling prices.

The following table sets forth the breakdown of sales for the periods indicated.

	Period ended December 31,			Period ended December 31,			Period ended December 31,
	2013	2012	% Chg	2013	2012	% Chg	2013	2012	% Chg
	(In millions of $)			(In thousands of tons)			(In $ per ton)
Soybean	68.9	66.7	3.2%	190.7	191.6	(0.5%)	361.0	348.2	3.7%
Corn (1)	79.4	68.8	15.5%	353.3	313.5	12.7%	224.8	219.4	2.4%
Cotton lint	5.2	15.3	(65.9%)	2.5	8.7	(70.8%)	2,049.0	1,757.3	16.6%
Wheat (2)	21.8	34.8	(37.4%)	75.3	150.3	(49.9%)	289.3	231.8	24.8%
Sunflower	8.0	7.9	1.8%	19.6	19.7	(0.8%)	410.3	399.7	2.7%
Others	1.8	2.7	(32.8%)	—	—	—%

Total	185.1	196.2	(5.7%)	641.5	683.8	(6.2%)

(1)	Includes sorghum
(2)	Includes barley

partially offset by:

•

a $11.8 million increase in our Dairy segment from $18.9 million in 2012 to $30.7 million in 2013, mainly due to: (i) a 34.9% increase in liters sold, from 53.3 million liters in 2012 to 71.9 million liters in 2013, primarily as a result of (a) a 21.2% increase in the number of milking cows, from 5,025 heads in 2012 to 6,092 heads in 2013; and (b) a 9.5% increase in productivity, from 30.0 liters/milking cow in 2012 to 32.8 liters/milking cow in 2013.

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

Initial Recognition and Changes in Fair Value of Biological Assets and Agricultural Produce

	Crops	Rice	Dairy	Coffee	Cattle	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2013	24,356	8,339	7,761	(8,332)	(267)	(70,980)	(39,123)
2012	35,471	6,463	2,060	(4,196)	(131)	(23,024)	16,643

Initial recognition and changes in fair value of biological assets and agricultural produce decreased in from a gain of $16.6 million in 2012 to a loss of $39.1 million in 2013, primarily due to:

•	a $48.0 million decrease in our Sugar, Ethanol and Energy segment due to:

•

a $25.4 million decrease, from a gain of $1.8 million in 2012 to a loss of $23.7 million in 2013, generated by the recognition at fair value less cost to sell of sugarcane at the point of harvest mainly due to: (i) a 4.5% decrease in yields obtained; (ii) a 20.2% decrease in the price of our sugarcane production, which was partially offset by: (iii) a 35.3% increase in harvested area.

•

a $22.6 million decrease, from a loss of $24.8 million in 2012 to a loss of $47.3 million in 2013, mainly generated by a decrease in price estimates used in the DCF model to determine the fair value of our sugarcane plantations. In the DCF model, the price of future harvested sugarcane is calculated based on estimates of sugar price derived from the NY11 futures contract. Sugar price estimates as of December 31,

2013, which are calculated based on the average of daily prices for sugar future contracts for the period July 1 to December 31 (i.e. 6-month moving average), decreased 15.1% compared to sugar price estimates as of December 31, 2012, for the same period.

•

Of the $71.0 million loss of initial recognition and changes in fair value of biological assets and agricultural produce in 2013, $47.3 million loss represents the unrealized portion, as compared to the $24.8 million gain unrealized portion of the $23.0 million gain of initial recognition and changes in fair value of biological assets and agricultural produce in 2012.

•	a $11.1 million decrease in our Crops segment mainly due to:

•

a $5.8 million decrease in the recognition at fair value less cost to sell of crops at the point of harvest, from a gain of $29.3 million in 2012 to a gain of $23.5 million in 2013, mainly due to: (i) lower soybean yields as a result of the dry weather conditions between January and April 2013; partially offset by (ii) higher corn yields as yields in the 2011/2012 season were affected by a drought suffered in November 2011 through January 2012; and (iii) higher market prices (see “Trends and Factors Affecting Our Results of Operations—Effects of Fluctuations in Commodities Prices”).

•

a $5.3 million decrease in the recognition at fair value less cost to sell for non-harvested crops as of yearend, from a gain of $6.2 million in 2012 to a gain of $0.9 million in 2013, mainly due (i) to lower expected yields for corn and soybean due to the low level of rains in Argentina during December of 2013, which resulted in lower yields potential measured as of December 31; (ii) and lower corn and soybean prices.

The following table sets forth actual production costs by crop for the periods indicated:

	Harvest	Harvest	% Change
	2012/2013	2011/2012
	(In $ per hectare)
Corn	541.4	535.7	1.1%
Soybean	497.0	470.8	5.6%
Soybean Second harvest	301.1	278.6	8.1%
Cotton	2,028.8	1765.2	14.9%
Wheat	304.9	324.3	-6.0%

•	a $4.1 million decrease in our Coffee segment mainly due to:

•

a $5.5 million decrease in the recognition at fair value less cost to sell of non-harvested coffee, from a loss of $2.6 million in 2012 to a loss of $8.1 million in 2013, mainly due to a decrease in the coffee price (ICE-NY) estimates used in the DCF model to determine the fair value of our coffee plantations. As of May 2, 2013 we entered into an agreement to sell the Lagoa do Oeste and Mimoso farms in Brazil, including 904 hectares planted with coffee trees, which represent all of our farms in our Coffee segment. In addition, we entered into a lease agreement pursuant to which the lessee will operate and manage 728 hectares of existing coffee trees in the company’s Rio de Janeiro farm during an 8-year period. The loss in 2013 was mostly generated before entering into the selling and leasing agreements.

•

a 1.4 million increase in the recognition at fair value less cost to sell of coffee at the point of harvest, from a loss of $1.6 million in 2012 to a loss of $0.2 million in 2013. The loss in 2012 is related to the downward trend in coffee prices following the harvest.

•

Of the $8.3 million loss of initial recognition and changes in fair value of biological assets and agricultural produce in 2013, $8.1 million loss represents the unrealized portion, as compared to the $2.6 million loss unrealized portion of the $4.2 million loss of initial recognition and changes in fair value of biological assets and agricultural produce in 2012;

partially offset by

•	a $1.9 million increase in our Rice segment, as a result of:

•

a $4.0 million increase in the recognition at fair value less cost to sell of rice at the point of harvest, mainly due to (i) a 5.8% increase in average yields and; (ii) a 11.9% increase in planted area; partially offset by (iii) higher harvest and tillage expenses.

•

a $2.1 million decrease in the recognition at fair value less cost to sell of non-harvested rice, from $4.4 million in 2012 to $2.2 million in 2013, as a result of lower estimated prices for the 2013/2014 harvest relative to the 2012/2013 harvest measured as of December 31.

•

Of the $8.3 million gain of initial recognition and changes in fair value of biological assets and agricultural produce for 2013, $2.2 million gain represents the unrealized portion, as compared to the $4.4 million gain unrealized portion of the $6.5 million gain of initial recognition and changes in fair value of biological assets and agricultural produce in 2012;

•	a $5.7 million increase in our Dairy segment mainly due to:

•

a $6.1 million increase in the recognition at fair value less cost to sell of raw milk, from a gain of $1.9 million in 2012 to a gain of $8.0 million in 2013, mainly due to (i) a 21.2% increase in the number of milking cows, from 5,025 heads in 2012 to 6,092 heads in 2013; (ii) a 20.5% increase in milk sales average prices, from 35.4 cents per liter in 2011 to 42.7 cents per liter in 2013; and (iii) a 9.5% increase in the average productivity of milking cows, from 30.0 liters per cow per day in 2012 to 32.8 liters per cow per day in 2013;

•

a $0.3 million decrease in the revaluation of the dairy herd, from a $0.1 million increase in value in 2012 to a $0.2 million decrease in value in 2013, as a result of a decrease in the market price of dairy cows.

•

Of the $7.8 million gain in initial recognition and changes in fair value of biological assets and agricultural produce for 2013, $0.2 million loss represents the unrealized portion, as compared to the $0.1 million unrealized gain portion of the $2.1 million gain in initial recognition and changes in fair value of biological assets and agricultural produce in 2012.

Changes in Net Realizable Value of Agricultural Produce after Harvest

	Crops	Rice	Dairy	Coffee	Cattle	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
2013	12,607	N/A	N/A	121	N/A	147	N/A	12,875
2012	15,850	N/A	N/A	154	N/A	N/A	N/A	16,004

Changes in net realizable value of agricultural produce after harvest is mainly composed by: (i) profit or loss from commodity price fluctuations during the period of time the agricultural produce is in inventory which impacts its fair value, (ii) profit or loss from the valuation of forward contracts related to agricultural produce in inventory and (iii) profit from direct exports. Changes in net realizable value of agricultural produce after harvest decreased 19.6% from $16.0 million in 2012 to $12.9 million in 2013. This decrease is primarily explained by a lower profit from direct exports of corn.

General and Administrative Expenses

	Crops	Rice	Dairy	Coffee	Cattle	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
2013	(4,101)	(4,424)	(1,087)	(1,119)	(0)	(19,434)	(23,187)	(53,352)
2012	(4,436)	(4,072)	(906)	(1,082)	(23)	(22,239)	(24,933)	(57,691)

Our general and administrative expenses decreased 7.5%, from $57.7 million in 2012 to $53.4 million in 2013, mainly due to a reduction in variable compensation, mainly bonuses.

Selling Expenses

	Crops	Rice	Dairy	Coffee	Cattle	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
2013	(6,236)	(16,104)	(454)	(422)	(75)	(44,571)	(207)	(68,069)
2012	(5,904)	(16,157)	(319)	(304)	(60)	(35,690)	(168)	(58,602)

Selling expenses increased 16.2%, from $58.6 million in 2012 to $68.1 million in 2013, mainly driven by a $8.9 million increase in our Sugar, Ethanol and Energy segment, from $35.7 million in 2012 to $44.6 million in 2013, primarily due to an increase in sales volume measured in TRS equivalent.

Selling expenses of our Crops, Rice, Dairy, Coffee and Cattle segments remained essentially unchanged.

Other Operating Income, Net

	Crops	Rice	Dairy	Coffee	Cattle	Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	(In thousands of $)
2013	7,632	438	494	(291)	(1)	13,290	28,172	(84)	49,650
2012	(9,330)	1,065	22	2,387	(16)	9,797	27,513	(341)	31,097

Other operating income, net increased 60.0%, from $31.1 million in 2012 to $49.7 million in 2013, primarily due to:

•	a $17.0 million increase in our Crops segment due to the mark-to-market effect of outstanding hedge positions, which had a negative impact during 2012 and a positive impact in 2013

•	a $3.5 million increase in our Sugar, Ethanol & Energy segment due to the mark-to-market effect of future sales contracts for sugar;

partially offset by:

•	a $2.7 million decrease in our Coffee segment due to the mark-to-market effect of outstanding hedge positions, which had a positive impact during 2012.

Other operating income, net of our Rice, Dairy, Cattle, Land Transformation and Corporate segments remained essentially unchanged.

Profit / (Loss) for the Year from Discontinued Operations

Our profit from discounted operations increased from a loss of $4.0 million in 2012 to a gain of $1.8 million in 2013, primarily explained by the gain recognized in connection with the disposal of our interest in “La Lacteo”, a milk processing facility in Cordoba, Argentina.

Financial Results, Net

Our net financial results decreased from a loss of $55.1 million in 2012 to a loss of $91.7 million in 2013, primarily due to: (i) higher interests expenses driven by a higher level of debt mainly as a result of our capital expenditures commitments related to the construction of our Ivinhema mill; (ii) a $19.0 million loss in 2013, compared to a $5.8 million loss in 2012, primarily resulting from the mark to market of our currency derivatives used to hedge the future US dollar inflows generated by our forward sugar sales; (iii) lower interest income mainly due to the lower cash balance as a result of our capital expenditures program; and (iv) a $21.1 million non-cash loss in 2013, compared to a $26.1 million non-cash loss in 2012, mostly generated by the impact of foreign exchange fluctuation on our dollar denominated debt. As of July 1, 2013, Adecoagro implemented Cash Flow Hedge Accounting. Since July 1, 2013 to December 31, 2013, a 24.1 million loss was recognized from the “Financial Result, net” line item to Equity and will remain in Equity until the associated debt is amortized. Additionally, a $2.6 million loss was recognized from Equity to the “Financial Result, net” line item. Please see “—Hedge Accounting—Cash Flow Hedge” described on Note 3 to our Consolidated Financial Statements.

The following table sets forth the breakdown of financial results for the periods indicated.

	Year ended December 31,
	2013	2012
	(In $ thousand)		% Change

Interest income	6,882	11,249	(38.8%)
Interest expense	(49,249)	(27,672)	78.0%
Foreign exchange losses, net	(21,087)	(26,080)	(19.1%)
Cash flow hedge – transfer from equity	(2,560)	—
Loss from interest rate /foreign exchange rate derivative financial instruments	(19,028)	(5,823)	226.8%
Taxes	(3,815)	(4,265)	(10.6%)
Other Income/(Expenses)	(2,825)	(2,525)	11.9%
Total Financial Results	(91,682)	(55,116)	66.3%

Income Tax benefit / (expense)

Our consolidated income tax benefit totaled USD 9.3 million in 2013, compared to USD 5.4 million in 2012.

For the year ended December 31, 2013, we recognized a consolidated income tax benefit of $9.3 million on loss before income taxes of $36.9 million. For the comparable 2012 period, we recognized a consolidated income tax benefit of $5.4 million on income before income taxes of $7.9 million. On a consolidated basis, the income tax benefit for the year ended December 31, 2013 has been mitigated by the derecognition of previously recognized tax losses, mainly related the sale of Mimoso Farm, which impacted the expected profits of our coffee business. The income tax benefit in 2012 was mainly due to the recognition of previously unrecognized tax losses in Brazil and the gain from the sale of Santa Regina Agropecuaria S.A. which did not result in income tax expense. In 2011, our consolidated effective tax rate approximated 20.5% (which differed from our statutory income tax rates) mainly due to the recognition of previously unrecognized tax losses in Brazil.

(Loss) / Profit for the Year

As a result of the foregoing, our net result for the year decreased from a gain of $9.3 million in 2012 to a loss of $25.8 million in 2013.

Year ended December 31, 2012 as compared to year ended December 31, 2011

The following table sets forth certain financial information with respect to our consolidated results of operations for the periods indicated.

	2012	2011
	(In thousands of $)
Sales of manufactured products and services rendered	379,526	365,857
Cost of manufactured products sold and services rendered	(263,978)	(237,404)

Gross Profit from Manufacturing Activities	115,548	128,453

Sales of agricultural produce and biological assets	225,174	182,227
Cost of agricultural produce sold and direct agricultural selling expenses	(225,174)	(182,227)
Initial recognition and changes in fair value of biological assets and agricultural produce	16,643	86,811
Changes in net realizable value of agricultural produce after harvest	16,004	10,523

Gross Profit from Agricultural Activities	32,647	97,334

Margin on Manufacturing and Agricultural Activities Before Operating Expenses	148,195	225,787

General and administrative expenses	(57,691)	(65,142)
Selling expenses	(58,602)	(59,404)
Other operating income, net	31,097	24,581

Profit from Operations Before Financing and Taxation	62,999	125,822

Finance income	11,538	9,132
Finance costs	(66,654)	(62,341)

Financial results, net	(55,116)	(53,209)

Profit Before Income Tax	7,883	72,613

Income Tax benefit / (charge)	5,436	(14,662)

Profit for the year from continuing operations	13,319	57,951

Loss for the year from continued operations	(4,040)	(1,034)

Profit for the year	9,279	56,917

Sales of Manufactured Products and Services Rendered

	Crops	Rice	Dairy	Coffee	Cattle	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2012	589	92,438	—	—	4,390	282,109	379,526
2011	557	82,523	—	713	4,746	277,318	365,857

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

•

On average, one metric ton of sugarcane is equivalent to 140 kilograms of TRS equivalent. While a mill can produce either sugar or ethanol, the TRS input requirements differ between these two products. On average, 1.045 kilograms of TRS equivalent are required to produce 1.0 kilogram of sugar, while the amount of TRS required to produce 1 liter of ethanol is 1.691 kilograms

•

The increase in the volume of TRS equivalent sold in 2012 mentioned above was primarily the result of: (i) a lower ethanol inventory build-up, which stands at 12,491 m3 in 2012 compared to 33,608 m3 in 2011; and (ii) a 14.3% increase in production measured in TRS, from 535,080 tons in 2011 to 611,653 tons in 2012. The increase in production measured in TRS was the result of (a) a 4.6% increase in the TRS content of the milled cane, from 128.0 kg/ton in 2011 to 133.8 kg/ton in 2012, mainly explained by the low level of TRS content in 2011 as a result of the frost in Mato Grosso do Sul on the first semester; and (b) a 7.7% increase in milled cane, from 4,169 thousand tons in 2011 to 4,489 thousand tons in 2012, mainly due to a 21.8% increase in harvested area, from 51,500 hectares in 2011 to 62,717 hectares in 2012, and partially offset by a 9.2% decrease in average yields, from 75.6 tons per hectare in 2011 to 68.6 tons per hectare in 2012. The decrease in yields is attributable to the effects of the drought that occurred in the main productive regions of Brazil on the first quarter of 2012. The following figure sets forth the variables that determine our Sugar, Ethanol and Energy sales:

The following table sets forth the breakdown of sales of manufactured products for the periods indicated.

	Period Ended December 31,			Period Ended December 31,			Period Ended December 31,
	2012	2011	Chg %	2012	2011	Chg %	2012	2011	Chg %
	(in million of $)			(in thousand units)			(in dollars per unit)
Ethanol (M3)	121.5	116.6	4.2%	178.0	126.7	40.4%	683.0	920.0	(25.8%)
Sugar (tons)	134.8	130.3	3.4%	272.9	235.5	15.9%	493.8	553.6	(10.8%)
Energy (MWh)	25.6	24.4	5,1%	317.2	245.0	29.5%	91.7	99.6	(8.0%)
Others	0.4	6.0	(93.8%)

TOTAL	282.3	277.3	1.8%

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

Initial recognition and changes in fair value of biological assets and agricultural produce decreased 80.8%, from a gain of $86.8 million in 2011 to a gain of $16.6 million in 2012, primarily due to:

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

The following table sets forth actual production costs by crop for the periods indicated:

	Harvest 2011/2012	Harvest 2010/2011
	(In $ per hectare)		% Change
Corn	535.7	423.6	26.5%
Soybean	470.8	379.9	23.9%
Soybean (second harvest)	278.6	210.4	32.4%
Cotton	1,765.2	2,377.8	(25.8%)
Wheat	324.3	331.5	(2.2%)

Changes in Net Realizable Value of Agricultural Produce after Harvest

	Crops	Rice	Dairy	Coffee	Cattle	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
2012	15,850	N/A	N/A	154	N/A	N/A	N/A	16,004
2011	10,953	N/A	N/A	(430)	N/A	N/A	N/A	10,523

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

Selling expenses decreased 1.4%, from $59.4 million in 2011 to $58.6 million in 2012, mainly driven by: (i) a $6.0 million decrease in our Sugar, Ethanol and Energy segment, from $41.7 million in 2011 to $35.7 million in 2012, mainly explained by a decrease in sugar and ethanol sales prices; partially offset by (ii) a $3.6 million increase in our Crops segment, from $2.3 million in 2011 to $5.9 million in 2012, mainly due to the higher volume of direct exports that implied higher commissions and expenses; and (iii) a $1.7 million increase in our Rice segment, from $14.5 million in 2011 to $16.2 million in 2012, mainly due to an increase in sales volume.

Selling expenses of our Dairy, Coffee and Cattle segments remained essentially unchanged.

Other Operating Income, Net

	Crops	Rice	Dairy	Coffee	Cattle	Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	(In thousands of $)
2012	(9,330)	1,065	22	2,387	(16)	9,797	27,513	(341)	31,097
2011	1,843	372	(2)	2,020	(3)	11,220	8,832	299	24,581

Other operating income, net increased 21.3%, from $24.6 million in 2011 to $31.1 million in 2012, primarily due to:

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

Loss for the year from discontinued operations

Our loss from discontinued operations varied from from a loss of $1.0 million in 2011 to a loss of $4.0 million in 2012, driven by the negative results of Grupo La Lácteo S.A. The lower result is mainly explained by a combination of: (i) lower international powdered milk prices which generated a downward pressure on prices of processed dairy products in the domestic market; and (ii) an increase in production costs. Industrial capacity of Grupo La Lácteo S.A. was only suitable for products for the domestic market. In addition, 2012 results include the impairment loss recognized in respect of La Lacteo as a result of its operating losses.

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

The following table sets forth the breakdown of financial results for the periods indicated.

	Year Ended December 31,
	2012	2011
	(In $thousand)		% Change
Interest income	11,249	8,019	40.3%
Interest expense	(27,672)	(34,017)	(18.7%)
Foreign exchange loss, net	(26,080)	(12,683)	105.6%
Loss from interest rate/foreign exchange rate derivative financial instruments	(5,823)	(2,247)	159.1%
Taxes	(4,265)	(5,273)	(19.1%)
Other expenses, net	(2,525)	(7,008)	(64.0%)
Total Financial Results	(55,116)	(53,209)	3.6%

Income Tax benefit / (expense)

For the year ended December 31, 2012, we recognized a consolidated income tax benefit of $5.4 million on income before income taxes of $7.9 million. For the comparable 2011 period, we recognized a consolidated income tax expense of $14.6 million on income before income taxes of $72.6 million. On a consolidated basis, the change from an income tax expense in 2011 to an income tax benefit in 2012 reflects, among other items, a change in our mix of pre-tax income from our various jurisdictions, each of them responsible for paying their own income taxes. We do not pay a consolidated income tax return. The income tax benefit in 2012 was mainly due to the recognition of previously unrecognized tax losses in Brazil and the gain from the sale of Santa Regina Agropecuaria S.A. which did not result income tax expense. In 2011, our consolidated effective tax rate approximated 20.5% (which differed from our statutory income tax rates) mainly due to the recognition of previously unrecognized tax losses in Brazil.

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

Years ended December 31, 2013, 2012 and 2011

The table below reflects our statements of Cash Flow for the fiscal years ended December 31, 2013, 2012 and 2011.

	Year ended December 31,
	2013	2012	2011
Cash and cash equivalent at the beginning of the year	218,809	330,546	70,269
Cash and cash equivalent at the end of the year	232,147	218,809	330,546
Net cash generated from operating activities	102,080	67,823	56,586
Effect of exchange rate changes on cash and cash equivalents	(31,877)	(12,853)	(16,608)
Net cash used in investing activities	(161,536)	(300,215)	(140,493)
Net cash generated from financing activities	104,671	133,508	360,792

Operating Activities

Year ended December 31, 2013

Net cash generated by operating activities was $102.1 million for the year ended December 31, 2013. During this year, we generated a net loss of $25.8 million that included non-cash charges relating primarily to depreciation and amortization of $69.4 million, interest and other financial expenses, net of $45.2 million, $53.5 million of unrealized portion of the “Initial recognition and changes in fair value of biological assets and agricultural produce,” $21.1 million of foreign exchange losses All these effects were partially offset by gain from the disposal of subsidiaries , farmlands and other assets of $28.4 million and $9.3 million of income tax benefit.

In addition, other changes in operating asset and liability balances resulted in a net decrease in cash of $27.6 million, primarily due to an increase of $35.5 million in trade and other receivables, due to the buildup of working capital related to the expansion of our Sugar and Ethanol operations (mainly advances to suppliers and long term tax credits related to the lvinhema project development), and an increase in ethanol inventories, as a consequence of the decision to capture better prices. These effects were partially offset by an increase of $35.3 million in liabilities.

Year ended December 31, 2012

Net cash generated by operating activities was $67.8 million for the year ended December 31, 2012. During this year, we generated a net profit of $9.3 million that included non-cash charges relating primarily to depreciation and amortization of $54.5 million, interest expense, net of $18.9 million, $13.3 million of unrealized portion of the “Initial recognition and changes in fair value of biological assets and agricultural produce,” $24.8 million of foreign exchange losses and $6.3 million loss from derivative financial instruments and forward. All these effects were partially offset by gain from the disposal of subsidiaries of $27.5 million and $5.4 million of income tax benefit.

In addition, other changes in operating asset and liability balances resulted in a net decrease in cash of $29.0 million, primarily due to an increase of $39.2 million in trade and other receivables, due to the buildup of working capital of the Sugar and Ethanol operations (mainly advances to suppliers and long term tax credits related to the lvinhema project development), partially offset by an increase of $21.1 million in liabilities.

Year ended December 31, 2011

Net cash generated by operating activities was $56.6 million in the year ended December 31, 2011. During 2011, we generated a net profit of $56.9 million that included non-cash charges relating primarily to depreciation and amortization of $34.1 million, interest expense, net of $33.0 million and income tax expense of $14.7 million, partially offset by $17.1 million of unrealized portion of the “Initial recognition and changes in fair value of biological assets and agricultural produce,” and by a gain of $8.8 million related to the sale of farmland.

In addition, other changes in operating asset and liability balances resulted in a net decrease in cash of $39.5 million, primarily due to an increase of $49.8 million in inventories (mainly due to an increase of Sugar and Ethanol stocks as a result of a commercial strategic decision to sell most of these inventories at the end of 2010) and $15.9 million in trade and other receivables (in line with increase of operations), partially compensated by an increase in trade and other payables of $19.9 million (also in line with increase of operations), and a decrease of $6.7 million in biological assets.

Our operating cash was affected by the payment of $16.7 million in taxes related to our subsidiaries.

Investing Activities

Year ended December 31, 2013

Net cash used in investing activities totaled $161.5 million in the year ended December 31, 2013, primarily due to the purchases of property, plant and equipment (mainly acquisitions of machinery, buildings and facilities for the construction of the second phase of Ivinhema mill), totaling $128.7 million; $96.5 million in biological assets related mainly to the expansion of our sugarcane plantation area in Mato Grosso do Sul. Net inflows from investing activities were primarily related to proceeds of $43.4 million from the sale of farmlands and subsidiaries and $6.9 million in interest income.

Year ended December 31, 2012

Net cash used in investing activities totaled $300.2 million in the year ended December 31, 2012, primarily due to the purchases of property, plant and equipment (mainly acquisitions of machinery, buildings and facilities for our Brazilian operations for the lvinhema project, the second free stall facility and Franck rice mill) totaling $218.8 million; $82.6 million in biological assets related mainly to the expansion of our sugarcane plantation area in Mato Grosso do Sul and the payment of the balance of the acquisitions of Dinaluca, Agroforestal and Simoneta, wholly owned subsidiaries for $33.5 million. Net inflows from investing activities were primarily related to proceeds of an aggregate of $25.9 million from the sale of farmlands and subsidiaries and $11.2 million of interest received.

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

Financing Activities

Year ended December 31, 2013

Net cash provided by financing activities was $104.7 million in the year ended December 31, 2013, primarily derived from the incurrence of new long term loans, mainly for our Brazilian operations related to the Sugar and Ethanol cluster development for $322.8 million, partially offset by payments of $113.7 million of our long term borrowings, $53.4 of net decrease of our short term borrowings. During this period, interest paid totaled $46.0 million. We also used $5.1 million in the repurchase of our own shares. (Please see Note 17 to our consolidated financial expenses)

Year ended December 31, 2012

Net cash provided by financing activities was $133.5 million in the year ended December 31, 2012, primarily derived from borrowings under long term credit facilities in the net amount of $150.8 million (See “Indebtedness and Financial Instruments”). During 2012, the payment of interest totaled $34.6 million.

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

Cash and Cash Equivalents

Historically since our cash flows from operations were insufficient to fund our working capital needs and investment plans, we funded our operations with proceeds from short-term and long-term indebtedness and capital contributions from existing and new private investors. In 2011 we obtained $421.8 million from an Initial Public Offering (“IPO”) and simultaneous private placement. As of December 31, 2013, our cash and cash equivalents amounted to $232.1 million.

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

Indebtedness and Financial Instruments

The table below illustrates the maturity of our indebtedness (excluding obligations under finance leases) and our exposure to fixed and variable interest rates:

	As of December 31,
	2013	2012
Fixed rate:
Less than 1 year(l)	56,932	60,049
Between 1 and 2 years	38,393	19,066
Between 2 and 3 years	37,762	24,364
Between 3 and 4 years	29,467	21,760
Between 4 and 5 years	27,803	20,870
More than 5 years	75,745	62,036

Total fixed rate:	266,102	208,145

Variable rate:
Less than 1 year(l)	90,707	124,423
Between 1 and 2 years	107,392	71,978
Between 2 and 3 years	100,949	73,684
Between 3 and 4 years	54,212	45,969
Between 4 and 5 years	12,586	11,100
More than 5 years	27,444	2,713

Total variable rate:	393,290	329,867

Total:	659,392	538,012

(1)	The Company plans to partially rollover its short term debt using new available lines of credit, or on using operating cash flow to cancel such debt.

Borrowings incurred by the Company’s subsidiaries in Brazil are repayable at various dates between January 2014 and September 2023 and bear either fixed interest rates ranging from 2.50% to 13.47% per annum or variable rates based on LIBOR or other specific base-rates plus spreads ranging from 4.72% to 14.11% per annum. At December 31, 2013 LIBOR (six months) was 0.28% (2012: 0. 51%).

Borrowings incurred by the Company’s subsidiaries in Argentina are repayable at various dates between January 2014 and November 2019 and bear either fixed interest rates ranging from 5.70% and 7.00% per annum.

Brazilian Subsidiaries

The main loans of the Company’s Brazilian Subsidiaries identified below are:

Adecoagro Vale do Ivinhema: (“AVI”)

Bank	Date	Nominal amount		Amount Outstanding as of December 31 2013		Maturity date	Annual Interest Rate	Use of proceeds
		(In millions)		Millions of Reais	Millions of equivalent Dollars
Rabobank / Itaú BBA / Santander / Itaú Unibanco / Bradesco / HSBC (Finem ANG) (1)	March 2008	R$	151	81.4	34.7	April 2018	Partially Long-Term Interest Rate (TJLP), as by the Brazilian Central Bank + 4.05% and partially Interest Rate Resolution 635/87 (average BNDES external funding rate) + 3.67%	Investments on Angélica Mill
Banco Do Brasil	July 2010	R$	70	57.6	24.6	July 2020	10% with 15% of bonus performance	Investments on Angélica Mill
BTG Pactual / HSBC / Votorantim / Rabobank (2)	May 2012	R$	.230	153.3	65.4	May 2015	CDI + 3.6%	Working Capital
Banco Do Brasil (3)	October 2012	R$	130	130.0	55.5	October 2022	2.94% per annum with 15% of bonus performance	Investments on Ivinhema Mill
Itau BBA	December 2012	R$	45.9	44.4	19.0	December 2022	2.50%	Working Capital
Itau BBA (4)	March 2013	R$	75	75.0	32.0	March 2019	CDI + 3.2%	Working Capital
ING / ABN /Bladex Loan (5)	July 2013	US$	70	—	70.0	October 2016	LIBOR 6M plus 4.5%	Working Capital
Rabobank / Bradesco / HSBC / PGGM / Hinduja Bank (6)	September 2013	US$	90	—	90.0	September 2017	LIBOR 3M plus 4.75%	Working Capital
Banco do Brasil / Itaul BBA Finem Loan (7) (9)	September 2013	R$	273	138.1	58.9	January 23	5.69	Investments on Ivinhema Mill
BNDES Finem Loan (8) (10)	November 2013	R$	215	60.0	25.6	January 23	3.34%	Investments on Ivinhema Mill

Usina Monte Alegre
Bradesco	May 2012	US$	11.7	—	11.7	May 2016	7.20%	Working Capital

(1)	Collateralized by (i) a first degree mortgage of the Takuare farm; (ii) a pledge on the capital stock (“quotas”) of Adecoagro Brasil Participações S/A; and (iii) liens over the Angélica mill and equipment, all of which are property of Adecoagro Vale do Ivinhema.
(2)	Collateralized by (i) a first-degree mortgage of the Conquista, Alto Alegre, Dom Fabrício, Nossa Senhora Aparecida, Água Branca farms, (ii) pledge of sugarcane and (iii) sales contracts.
(3)	Collateralized by (i) a second degree mortgage of the Sapalio farm and (ii) liens over the Ivinhema mill and equipment, all of which are property of Adecoagro Vale do Ivinhema.
(4)	Collateralized by power sales contract
(5)	Collateralized by (i) pledge of sugarcane and (ii) sales contracts.
(6)	Collateralized by (i) pledge of sugarcane and (ii) sales contracts.
(7)	Collateralized by (i) a first degree mortgage of the Carmen (Santa Agua) farm, (ii) a second degree mortgage of the Takuare farm, (iii) liens over the Ivinhema mill and equipment.

(8)	Collateralized by (i) liens over the Ivinhema mill and equipment, all of which are property of Adecoagro Vale do Ivinhema and (ii) power sales contracts.
(9)	As of the date of this report, AVI has an outstanding amount of Reais 135 million to receive
(10)	As of the date of this report, AVI has an outstanding amount of Reais 115 million to receive

The abovementioned loans have to comply with financial covenants. The financial covenants are measured considering the statutory financial statements of the Brazilian Subsidiaries. The covenants to comply with are defined as follows and detailed in the table below:

Bank	Ratio	2014	2015	2016	2017 and on
Rabobank / Itaú BBA / Santander / Itaú Unibanco / Bradesco / HSBC (Finem ANG)	Interest Coverage	[≥] 2	[≥] 2	[≥] 2	[≥] 2
	Solvency	[≥] 40%	[≥] 40%	[≥] 40%	[≥] 40%
	Net Bank Debt / EBITDA	[≤] 4.5	[≤] 4.5	[≤] 4.0	[≤] 3.5
Banco Do Brasil	Debt service coverage	[≥] 1.2	[≥] 1.2	[≥] 1.2	[≥] 1.2
BTG Pactual / HSBC / Votorantim / Rabobank	Interest Coverage	[≥] 2
	Solvency	[≥] 40%
	Net Bank Debt / EBITDA	[≤] 6
Banco Do Brasil	Debt service coverage	[≥] 1.2	[≥] 1.2	[≥] 1.2	[≥] 1.2
Itau BBA	Net Bank Debt / EBITDA	[≤] 4.5	[≤] 4.5	[≤] 4.0	[≤] 3.5 / [≤] 3.0
Itau BBA	Net Bank Debt / EBITDA	[≤] 4.5	[≤] 4.5	[≤] 4.0	[≤] 3.5 / [≤] 3.0
ING / ABN /Bladex	Interest Coverage	[≥] 2	[≥] 2
	Solvency	[≥] 40%	[≥] 40%
	Net Bank Debt / EBITDA	[≤] 5.0	[≤] 4.0
Rabobank / Bradesco / HSBC / PGGM / Hinduja Bank	Interest Coverage	[≥] 2	[≥] 2	[≥] 2
	Solvency	[≥] 40%	[≥] 40%	[≥] 40%
	Net Bank Debt / EBITDA	[≤] 5.0	[≤] 4.5	[≤] 4.5
Banco do Brasil / Itau BBA Finem Loan	Debt Service Coverage	[≥] 1.2	[≥] 1.2	[≥] 1.2	[≥] 1.2
	Net Bank Debt / EBITDA	[≤] 4.5	[≤] 4.5	[≤] 4.0	[≤] 3.5 / [≤] 3.0
BNDES Finem Loan	Solvency	[≥] 40%	[≥] 40%	[≥] 40%	[≥] 40%
	Net Bank Debt / EBITDA	[≤] 4.5	[≤] 4.5	[≤] 4.0	[≤] 3.5 / [≤] 3.0
Bradesco	Net Debt / Sugarcane Milled Tons	[≤] 80	[≤] 80
	Net Debt/Equity	[≤] 80%	[≤] 80%

Interest Coverage = (Adjusted EBITDA)/(Net Financial Expenses)

Solvency = Equity/(Total Assets)

Net Bank Debt/Adjusted EBITDA = (Bank Debt-Cash)/(Adjusted EBITDA)

Debt Service Coverage = (Adjusted EBITDA)/(Payment of long term debt-Net Financial Expenses- dividends)

During 2013 and 2012 the Company was in compliance with all financial covenants.

Argentinian Subsidiaries

The principal loan of Adeco Agropecuaria S.A. and Pilaga S.A., our Argentinian Subsidiaries is:

•	IDB Facility

Bank	Date	Nominal amount		Amount Outstanding as of December 31 2013		Maturity date	Annual Interest Rate	Use of proceeds
		(In millions)		(In millions)

IDB Tranche A	Nov 2011	US$	31	US$	15.4	November 2018	6.11% per annum.	Capital Expenditures

IDB Tranche B	Nov 2011	US$	49	US$	40.0	November 2016	180-day LIBOR plus 4.45% per annum (1)	Capital Expenditures

(1)	The Company entered into a floating to fix interest rate forward swap, fixing LIBOR at 1.25%, effective May 2012.

This Facility is collateralized by property, plant and equipment with a net book value of approximately $24.8 million, by a mortgage over (i) Carmen and La Rosa farms which are property of Adeco Agropecuaria S.A.; and (ii) El Meridiano farm which is the property of Pilagá S.A.

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

	2013	2014	2015	2016	2017	2018
Total Debt (>; in million) (i)	160,000	160,000	160,000	160,000	160,000	160,000
Current Ratio (>) (ii)	1.15x	1.20x	1.20x	1.20x	1.20x	1.20x
Interest Coverage Ratio (>) (ii)	2.20x	2.25x	2.30x	2.40x	2.50x	2.60x
Liabilities to Equity (<) (ii)	1.40x	1.40x	1.40x	1.40x	1.40x	1.40x

(i)	Measured on a quarterly basis.
(ii)	Measured on yearly basis

In addition, the IDB Facility contains a change of control provision requiring acceleration of amounts due under the facility.

During 2013 and 2012 the Company was in compliance with all financial covenants.

Short-term Debt.

As of December 31,2013, our short term debt totaled $147.7 million.

We maintain lines of credit with several banks in order to finance our working capital requirements. We believe that we will continue to be able to obtain additional credit to finance our working capital needs in the future based on our past track record and current market conditions.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

With regards to our rice seed production, in our rice seed facility in Argentina, we are involved in the genetic development of new rice varieties adapted to local conditions to increase rice productivity and quality to improve both farm production as well as the manufacturing process. In connection with these efforts, we have entered into agreements with selected research and development institutions such as INTA in Argentina, FLAR in Colombia, EPAGRI in Brazil and Basf in Germany. In addition, our own technical team is continuously testing and developing new rice varieties. Since 2008 we have developed and released three new own varieties of rice seed to the market, , and we are currently in the final stages of releasing the fourth We have registered our own rice seed varieties with the corresponding Argentine authorities; the National Institute of Seeds (Instituto Nacional de Semillas) (INASE) and National Registry of Property of Seed Varieties (Registro Nacional de la Propiedad de Cultivares) (RNPC). In February 2014 On february 7, was released to the market, the new rice variety named ITÁ CAABÓ 107

We both use these seeds at our farms and sell them to rice farmers in Argentina, Brazil, Uruguay and Paraguay. We are also developing, in collaboration with BASF, a herbicide-tolerant rice variety to assist in the control of harmful weeds.

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

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our significant contractual obligations and commitments as of December 31, 2013:

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 Years	Total
	(in million of $)
Bank loans (1)	208,6	118,6	227,9	53,9	608,9
Leases	19,7	8,7	12,4	3,5	44,3
Total	228,3	127,3	240,3	57,4	653,2

(1)	Includes interest.

G.	SAFE HARBOR

See section entitled “Forward-Looking Statements” appearing on page iv in this annual report.

Item 6.	Directors, Senior Management and Employees

A.	DIRECTORS AND SENIOR MANAGEMENT

Board of Directors

The following table sets forth information for our directors as of the date of this annual report:

Name	Position	Date of appointment	Age	Year term expires
Abbas Farouq Zuaiter	Chairman	2012	46	2015
Alan Leland Boyce	Director	2013	54	2016
Guillaume van der Linden	Director	2012	55	2015
Paulo Albert Weyland Vieira	Director	2013	47	2016
Mariano Bosch	Director	2014	44	2017
Plínio Musetti	Director	2014	61	2017
Mark Schachter	Director	2012	34	2015
Andrés Velasco Brañes	Director	2013	53	2016
Daniel González	Director	2014	44	2017
Dwight Anderson	Director	2014	47	2017
Walter Marcelo Sanchez	Director	2014	52	2016

Abbas Farouq Zuaiter, Alan Leland Boyce, Guillaume van der Linden, Plínio Musetti, Mark Schachter, Andrés Velasco Brañes, Daniel González and Dwight Anderson qualify as independent directors, and the other directors are not independent in accordance with the SEC rules.

A description of the main tasks currently performed by each director as well as a description of each director’s employment history and education follows:

Abbas (“Eddy”) Farouq Zuaiter. Mr. Zuaiter has been a member of the Company’s board of directors since 2003. Mr. Zuaiter was formerly the Chief Operating Officer and member of the Management committee of Soros Fund Management LLC (SFM) and since April 1, 2013, has served as a consultant to SFM. Prior to his joining Soros Fund Management LLC in October 2002, Mr. Zuaiter was an Assurance and Business Advisory Partner at PricewaterhouseCoopers LLP where he was employed from April 1994 to September 2002, and Chief Financial

Officer and Head of Fixed Income, Currency and Commodity Trading at AFN Associates, Inc in David, California from September 1991 until March 1994. Mr. Zuaiter currently serves on the boards of Gavilon Holdings LLC, an Omaha, Nebraska based private company providing physical distribution, merchandising and trading across grains, feed ingredients, fertilizers and energy products. He is also currently a member of the board of directors of several charitable organizations or non-profit entities. Mr. Zuaiter received his BSBA in Accounting and Finance from Georgetown University in May 1989. Mr. Zuaiter is an American citizen.

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

Mariano Bosch. Mr. Bosch is a co-founder of Adecoagro and has been the Chief Executive Officer and a member of the Company’s board of directors since inception. From 1995 to 2002, Mr. Bosch served as the founder and Chief Executive Officer of BLS Agribusiness, an agricultural consulting, technical management and administration company. Mr. Bosch is also currently a member of the advisory board of Teays River Investments LLC, a farmland investment management firm in North America. Mr. Bosch has over 20 years of experience in agribusiness development and agricultural production. He actively participates in organizations focused on promoting the use of best practices in the sector, such as the Argentine Association of Regional Consortiums for Agricultural Experimentation (AACREA) and the Conservational Production Foundation (Producir Conservando). He graduated with a degree in Agricultural Engineering from the University of Buenos Aires. Mr. Bosch is an Argentine citizen.

Plínio Musetti. Mr. Musetti has been a member of the Company’s board of directors since 2011 and an observer since 2010. Mr. Musetti is a Managing Partner of Janos Holding responsible for long term equity investments for Family offices in Brazil, following his role as Partner of Pragma Patrimonio, since June 2010. From 2008 to 2009, Mr. Musetti served as the Chief Executive Officer of Satipel Industrial S.A., leading the company’s initial public offering process and aiding its expansion plan and merger with Duratex S.A. From 1992 to 2002, Mr.

Musetti served as the Chief Executive Officer of Elevadores Atlas, during which time he led the company’s operational restructuring, initial public offering process and the sale to the Schindler Group. From 2002 to 2008, Mr. Musetti served as a partner at JP Morgan Partners and Chief Executive Officer of Vitopel S.A. (JP Morgan Partners’ portfolio company) where he led its private equity investments in Latin America. Mr. Musetti has also served as a Director of Diagnósticos de America S.A. from 2002 to 2009. In addition, Mr. Musetti is currently serving as a Board member of Elevadores Atlas S.A., Portobello S.A. and RaiaDrogasil S.A. Mr. Musetti graduated in Civil Engineering and Business Administration from Mackenzie University and attended the Program for Management Development at Harvard Business School in 1989. Mr. Musetti is a Brazilian citizen.

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

Daniel C. Gonzalez. Mr. Gonzalez has been a member of the Company’s board of directions since April -, 2014. Mr. Gonzalez holds a degree in Business Administration from the Argentine Catholic University. He served for 14 years in the investment bank Merrill Lynch & Co in Buenos Aires and New York, holding the positions of Head of Mergers and Acquisitions for Latin America and President for the Southern Cone (Argentina, Chile, Peru and Uruguay), among others. While at Merrill Lynch, Mr. Gonzalez played a leading role in several of the most important investment banking transactions in the region and was an active member of the firm’s global fairness opinion committee. He remained as a consultant to Bank of America Merrill Lynch after his departure from the bank. Previously, he was Head of Financial Planning and Investor Relations in Transportadora de Gas del Sur SA. Mr. Gonzalez is currently the Chief Financial Officer of YPF Sociedad Anónima, and also a member of the Board of Directors of Hidroneuquén S.A. and Hidroeléctrica Piedra del Aguila S.A. Mr. González is an Argentine citizen.

Dwight Anderson. Mr. Anderson has been a member of the Company’s board of directions since April -, 2014. Mr. Anderson is the Managing Partner of Ospraie Management LLC, which actively invests commodity markets and basic industries worldwide based on fundamental, bottom-up research. Mr. Anderson currently serves as Portfolio Manager of two absolute return hedge funds at Ospraie and Co-Portfolio Manager of the Firm’s Private Equity fund. Mr. Anderson has been focused on investing in basic industry companies and commodity markets for nearly 20 years. He launched Ospraie in 1999 in partnership with Tudor Investment Corporation, where he served as Head of the Basic Industries Group, before establishing Ospraie Management, LLC as an independent firm in 2004. Prior to joining Tudor, Mr. Anderson was a Managing Director in charge of Basic Industries and Commodities Group at Tiger Management. Mr. Anderson holds an MBA from the University of North Carolina and an AB in History from Princeton University. The University of North Carolina awarded Mr. Anderson with its Kenan-Flagler Young Alumni Award 2000 and its MBA Alumni Merit Award in 2007. In 2008, Mr. Anderson was inducted by NYU into Sir Harold Acton Society. Mr. Anderson is certified in production and inventory management by the APICS. Mr. Anderson serves on the Board of Trustees of NYU Langone Medical Center and UNC Kenan Flagler Business School. Mr. Anderson is an American citizen.

Walter Marcelo Sanchez. Mr. Sanchez has been a member of the Company’s board of directions since April -, 2014. Mr. Sanchez is a co-founder of Adecoagro and our Chief Commercial Officer for all operations in Argentina, Brazil and Uruguay and a member of Adecoagro’s Senior Management since 2002. He coordinates the Commercial Committee and is responsible for the trading of all commodities produced by Adecoagro. Mr. Sanchez has over 25 years of experience in agricultural business trading and market development. Before joining us, he was the head of the business development department at Agroexpress.com S.A., an agriculture e-business marketplace. He has extensive international commercial expertise including marketing beef products for companies such as SAMPCO Inc. (Chicago, Illinois) and MAREDO restaurant chain in Germany. Mr. Sanchez also worked as commercial director at Distribuidora Chinquihue S.A. (Chilean fish and shellfish trading company), Frigolomas S.A. (beef processing company) and Fleimar S.A. (beef trading) . Mr. Sanchez also had commercial responsibilities at Nutryte S.A. and Estancias y Cabana Las Lilas S.A. (formerly COMEGA S.A.), an Argentine farmland agribusiness company. Mr. Sanchez graduated from Universidad Nacional de Mar del Plata with a degree in Agricultural Engineering. Mr. Sánchez is an Argentine citizen.

Executive Officers

The following table shows certain information with respect to our senior management as of the date of this annual report:

Name	Position	Year Designated	Age
Mariano Bosch	Chief Executive Officer	2002	44
Carlos A. Boero Hughes	Chief Financial Officer	2008	48
Emilio F. Gnecco	Chief Legal Officer	2005	38
Walter Marcelo Sanchez	Chief Commercial Officer	2002	52
Mario José Ramón Imbrosciano	Director of Business Development	2003	44
Leonardo Berridi	Country Manager for Brazil	2004	53
Marcelo Vieira	Director of Sugar and Ethanol Operations	2005	61
Ezequiel Garbers	Country Manager for Argentina and Uruguay	2003	48

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

Walter Marcelo Sanchez. See “—Board of Directors.”

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

Compensation of Directors and Executive Officers

The compensation of the Company’s directors is approved annually at the ordinary general shareholders’ meeting. The aggregate compensation earned by our directors amounted to a grant of up to a total of 70,851 restricted stock units for the year 2014 and $630 thousand in cash for year 2014. These figures do not include Mr. Mariano Bosch’s and Mr. Walter Marcelo Sanchez´s compensation since they declined their fees in cash and in restricted units.

The aggregate compensation package of our executive officers for year 2013 amounted to $1,659,000 in cash and 244,875 restricted stock units granted to our senior management. These grants were made under the Adecoagro Amended and Restated Restricted Share and Restricted Stock Unit Plan. See “—E. Share Ownership—Share Options and Restricted Share and Restricted Stock Unit Plan.”

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

Currently, the board of directors has eleven members. The directors are appointed by the general meeting of shareholders for a period of up to three years; provided, however, the directors shall be elected on a staggered basis, with one-third of the directors being elected each year and provided further that such three year term may be exceeded by a period up to the annual general meeting held following the third anniversary of the appointment. Directors may be removed with or without cause (ad nutum) by the general meeting of shareholders by a simple majority of votes cast at a general meeting of shareholders. The directors are eligible for re-election indefinitely.

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

Audit Committee

The Company’s articles of incorporation provide that the board of directors may set up an audit committee. The board of directors has set up an Audit Committee composed by independent directors and has appointed, pursuant to board resolutions dated April 16, 2014, Mr. Plínio Musetti (Chairman), Mr. Mark Schachter, Mr. Daniel González and Mr. Andrés Velasco Brañes, as members of its audit committee.

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

Compensation Committee

The Company has a Compensation Committee that reviews and approves the compensation and benefits of the executive officers and other key employees, and makes recommendations to the board of directors regarding principles for compensation, performance evaluation, and retention strategies. It is responsible for administering our share option plans and our restricted share and restricted stock unit plan for executive officers and other key employees. See “—E. Share Ownership—Share Options and Restricted Share and Restricted Stock Unit Plan.” The committee has the discretion to interpret and amend the Plan, and delegate to the Chief Executive Officer the right to award equity-based compensation to executive officers and other key employees. The committee meets at least once a year and as needed on the initiative of the Chief Executive Officer or at the request of one of its members. The members of the Compensation Committee, appointed pursuant to board resolutions dated April 16, 2014, are Mr. Guillaume van der Linden (Chairman), Mr. Abbas Farouq Zuaiter and Mr. Daniel González.

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

The committee meets at least four times a year and as often as deemed necessary or appropriate in its judgment. The members of the Risk and Commercial Committee appointed by the board meeting held on May 13, 2011 April 16, 2014 are Mr. Alan Leland Boyce (Chairman), Mr. Abbas Farouq Zuaiter, Mr. Dwight Anderson and Mr. Andrés Velasco Brañes.

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

The committee meets at least four times a year and as often as deemed necessary or appropriate in its judgment. The members of Strategy Committee appointed by the board meetings held on May 13, 2011 and November 11, 2011 are Mr. Abbas Farouq Zuaiter (Chairman), Guillaume van der Linden and Mr. Plínio Musetti.

D.	EMPLOYEES

Employees

On December 31, 2013, we had 7,494 employees, of whom 95% were unionized. Approximately 4% of our workforce is comprised of temporary workers. We comply with all labor laws. Historically, we have had a positive relationship with the trade unions.

The following table sets forth our number of employees by each of our business segments:

	As of December 31,
	2013	2012	2011	2010
Farming and Land Transformation	1,224	1,472	1,534	1,425
Sugar , Ethanol and Energy	5,504	4,832	3,383	3,276
Administrative	766	747	643	562

Total	7,494	7,051	5,560	5,263

We do not have any severance agreements with our senior executive directors and managers.

Benefits

The benefits granted to our employees follow the market standard, including meals, health plans, Spanish and English language lessons, financial aid for junior employees who are still in college, transportation and parking. For senior management, we also provide vehicles.

E.	SHARE OWNERSHIP

Share Ownership

The total number of shares of the Company beneficially owned by our directors and executive officers, as of the date of this annual report, was 6,153,091 which represents 4.90% of the total shares of the company. See table in “Item 7. Major Shareholders and Related Party Transactions” for information regarding share ownership by our directors and executive officers.

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

The number of ordinary shares reserved and available for issuance under the 2004 Plan and the 2007/2008 Plan are 1,600,747 and 1,396,224, respectively. Shares subject to awards that become forfeited, cancelled, expired, withheld upon exercise, reacquired by the Company prior to vesting or otherwise terminated will again be available for future awards under the Option Plans.

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

Granted Options

Under the 2004 Plan, as of December 31, 2013, options to purchase 2,061,027 ordinary shares were granted and the weighted average exercise price of all granted options was $6.67. Under the 2007/2008 Plan, as of the same date, options to purchase 1,751,153 ordinary shares were granted, and the weighted average exercise price of all granted options was $13.07.

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

The maximum number of ordinary shares with respect to which awards may be made under the Plan is 1.5% of the issued and outstanding shares. To the extent any award under the Plan is canceled, expired, forfeited, surrendered settled in cash, or otherwise terminated without delivery of shares the shares retained by or returned to the Company will again be available for future awards under the Plan. The shares available for issuance as well as outstanding awards under the Plan are subject to adjustment in the event of a reorganization, stock split, merger or similar change. Under the Plan, as of the date of this annual report, only 1,762,576 restricted shares were granted to directors, senior management and employees.

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

Stock Option Plans	Plan under which awards were granted	Number of ordinary shares to be issued upon exercise of options		Range of Exercise prices per ordinary share ($)	Range of Dates of Grant (1)
Directors and Executive Officers

Mariano Bosch	2004		*	$ 5.83 to $ 8.62	05/01/2004 to 07/01/2006
	2007		*	$12.82 to $13.40	11/13/2007 to 01/30/2009
Carlos A. Boero Hughes	2004		*	$ 5.83 to $ 7.11	08/25/2008
	2007		*	$12.82 to $13.40	11/13/2007 to 01/30/2009
Emilio F. Gnecco	2004		*	$ 5.83 to $ 8.62	01/06/2007
	2007		*	$12.82 to $13.40	11/13/2007 to 01/30/2009
Walter Marcelo Sanchez	2004		*	$ 5.83 to $ 8.62	05/01/2004 to 07/01/2006
	2007		*	$12.82 to $13.40	11/13/2007 to 01/30/2009
Mario José Ramón Imbrosciano	2004		*	$ 5.83 to $ 8.62	05/01/2004 to 07/01/2006
	2007		*	$12.82 to $13.40	11/13/2007 to 01/30/2009
Leonardo Berridi	2004		*	$ 5.83 to $ 8.62	05/01/2004 to 07/01/2006
	2007		*	$12.82 to $13.40	11/13/2007 to 01/30/2009
Marcelo Vieira	2004	107.857		$ 5.83 to $ 8.62	02/01/2006 to 06/01/2006
	2007	165.394		$12.82 to $13.40	11/13/2006 to 01/30/2009
Ezequiel Garbers	2004		*	$ 5.83 to $ 8.62	05/01/2004 to 07/01/2006
	2007		*	$12.82 to $13.40	11/13/2007 to 01/30/2009
Directors and Executive Officers as a group		2.996.971	(2)

*	Upon the exercise of all options, would beneficially own less than 1% of total outstanding shares.
(1)	All share options have an expiration date 10 years after date of grant.
(2)	It includes 1,600,747 options with a range of exercise prices per ordinary share from $5.83 to $8.62 and 1,396,224 options with a range of exercise prices per ordinary share from $12.82 and 13.40.

Restricted Share and Restricted Stock Unit Plan	Number of restricted shares		Number of restricted stock units		Range of Dates of Grant
Directors and Executive Directors
Abbas Farouq Zuaiter		*		*	05/13/2011 to 05/15/2012
Alan Leland Boyce	4,937		11,599		05/13/2011 to 05/15/2012
Guillaume van der Linden		*		*	05/13/2011 to 05/15/2012
Paulo Albert Weyland Vieira		*		*	05/13/2011 to 05/15/2012
Plínio Musetti		*		*	05/13/2011 to 05/15/2012
Mark Schachter		*		*	05/13/2011 to 05/15/2012
André Velasco Brañes		*		*	05/13/2011 to 05/15/2012
Mariano Bosch		*		*	04/01/2011 to 04/01/2013
Carlos A. Boero Hughes		*		*	04/01/2011 to 04/01/2013
Emilio F. Gnecco		*		*	04/01/2011 to 04/01/2013
Walter Marcelo Sanchez		*		*	04/01/2011 to 04/01/2013
Mario José Ramón Imbrosciano		*		*	04/01/2011 to 04/01/2013
Leonardo Berridi		*		*	04/01/2011 to 04/01/2013
Marcelo Vieira	44,538		76,906		04/01/2011 to 04/01/2013
Ezequiel Garbers		*		*	04/01/2011 to 04/01/2013
Directors and Executive Officers as a group	308,810	(1)	842,637	(2)

*	Upon receipt of common shares pursuant to plan, would beneficially own less than 1% of total outstanding shares.
(1)	Consist of 296,972 vested restricted shares as of April 28, 2014 and 11,838 unvested restricted shares
(2)	Consist of 285,637 vested restricted stock units as of April 28, 2014 (already converted to shares) and 557,000 unvested restricted stock units

Item 7.	Major Shareholders and Related Party Transactions

A.	MAJOR SHAREHOLDERS

The following table sets forth the beneficial ownership of our shares for (1) each person known to us to own beneficially at least 5% of our common shares and (2) our directors and executive officers, based on the information most recently available to the Company, as of December 31, 2013.

As of April 28, 2014, we had 120,403,337 outstanding shares. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days from December 31, 2013, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Number		Percent
Principal Shareholders:
Soros Fund Management LLC and affiliates (l)	25,910,004		21.6%
Al Gharrafa Investment Company (2)	15,983,265		13.3%
Stichting Pensioenfonds Zorg en Welzijn (3)	15,531,385		12.9%

Directors and Executive Officers
Abbas Farouq Zuaiter		*	*
Alan Leland Boyce	1,231,308		1.02%
Guillaume van der Linden		*	*
Paulo Albert Weyland Vieira		*	*
Mariano Bosch		*	*
Plínio Musetti		*	*
Mark Schachter		*	*
Andrés Velasco Brañes		*	*
Carlos A. Boero Hughes		*	*
Emilio F. Gnecco		*	*
Walter Marcelo Sanchez		*	*
Mario José Ramón Imbrosciano		*	*
Leonardo Berridi		*	*
Marcelo Vieira	1,144,032		0.95%
Ezequiel Garbers		*	*
Total Directors and Executve Officers	6,153,091		4.90%

*	Beneficially owns less than 1% based on the total number of outstanding shares.
(1)	The address of Soros Fund Management LLC is 888 Seventh Avenue, 33rd Floor, New York, New York 10106.
(2)	The address of Al Gharrafa Investment Company is Walker House, 87 Main Street, George Town, Grand Cayman, KY1-9005, Cayman Islands.
(3)	The address of Stichting Pensioenfonds Zorg en Welzijn is P.O. BOX 4001 NL-3700 KA Zeist The Netherlands.

As of April 28, 2014, 94,539,950 shares, representing 78.5% of our outstanding common shares were held by United States record holders.

B.	RELATED PARTY TRANSACTIONS

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

Agriculture Partnership Agreements

Some of our agriculture partnership agreements are entered into with certain minority shareholders of the Company, for a total of 8,231.58 hectares. For the years ended December 31, 2013, 2012 and 2011, we recorded other net amount (payables) or receivables for payments in advance amounting to $(0.5) million, ($0.5) million and $(0.3) million, respectively, and recognized expenses amounting to $4.2 million, $3.1 million and $3.3 million, respectively, in connection with these agreements.

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

Shelf Registration Statement on Form F-3

The Company filed a shelf registration statement on Form F-3 with the U.S. Securities and Exchange Commission (SEC) on September 23, 2013, which was declared effective by the SEC on December 23, 2013. Pursuant to the Shelf Registration Statement, certain shareholders may offer and sell from time to time, in one or more offerings, up to 55,821,281 common shares. The registration of the common shares for disposition by the principal shareholders does not mean that the principal shareholders will actually offer or sell any of the shares. The specifics of future offerings, if any, including the names of participating shareholders, the amount of shares to be offered and the offering price, will be determined at the time of any such offerings and will be described in a prospectus supplement filed at the time of any such offerings.

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

As of December 31, 2013, the total amounts accrued in respect of legal and administrative proceedings was $2.3 million in Brazil, and $0.5 in Argentina.

In Argentina and Brazil we are engaged in several legal proceedings, including tax, social security, labor, civil, environmental, administrative and other proceedings, for which we have established provisions in an aggregate amount of $2.7 million. In addition, there are currently certain legal proceedings pending in which we are involved for which we have not established provisions. In the opinion of our management, the ultimate disposition of any threatened or pending matters, either individually or on a combined basis, will not have a material adverse effect on our combined financial condition, liquidity, or results of operations other than as described below.

The Brazilian Federal Government filed a tax enforcement action against UMA to demand excise taxes (Imposto sobre Produtos Industrializados, or “IPI”), or a federal value-added tax on industrial products, in the amount of approximately $ 7.4 million. We have obtained a favorable initial decision from the lower court, which accepted our argument on procedural grounds based on the Brazilian federal government’s loss of its procedural right to demand the IPI debts. Currently, the case is under review by an appellate court following the appeal filed by the Brazilian federal government. We have not made any provision for this claim based on legal counsel’s view that the risk of an unfavorable decision in this matter is remote. If this proceeding is decided adversely to us, our results of operations and financial condition may be materially adversely affected.

José Valter Laurindo de Castilhos, Companhia Rio de Janeiro Agropecuária Ltda. and other former owners of the Rio de Janeiro and Conquista Farms have filed suit against us for the payment of a supplementary amount of approximately $25.2 million, as well as indemnity for moral and material damages, as a result of the alleged breach of the purchase agreement entered into by the parties. The lower court ruled in our favor, allowing us to keep possession of the Rio de Janeiro Farm. This decision has been appealed by Mr. Castilhos to the Superior Court of Justice (“Superior Tribunal de Justiça”). The Brazilian Superior Court of Justice has determined that the case is without merit but this decision can be appealed by Mr. Castilhos. We have not made any provision for this claim based on legal counsel’s view that the risk of an unfavorable decision in this matter is remote. If this proceeding is decided adversely to us, our results of operations and financial condition may be materially adversely affected.

The INCRA is currently conducting an investigation to determine the falsehood of the CCIR delivered to us by the former owner of Rio de Janeiro Farm back in January 2005 when we acquired this farm. The INCRA is also conducting an investigation related to the cadeia dominial of the farm to determine the correct chain of ownership through the successive transfers of ownership, in order to confirm that the destaque público occurred or that the State does not have interest in claiming ownership. If the INCRA determines the falsehood of the CCIR and subsequently the acquisition deed is declared null and void, and/or the INCRA cannot confirm a regular and licit chain of ownership of the farm, and the Company cannot obtain a favorable judicial resolution to revert such decisions, it could result in materially adverse effect on our business, financial condition and operating results.

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

Our common shares have been listed on the NYSE under the symbol “AGRO” since January 28, 2011. As of the date of this report, our issued share capital amounts to $183,572,723, represented by 122,381,815 (of which 1,978,478 were treasury shares) shares with a nominal value of $1.50 each. All issued shares are fully paid up.

The table below sets forth, for the period indicated, the reported high and low closing prices for our common shares listed on the NYSE.

Full Financial Quarters Since Listing	High	Low
January 28, 2011 to March 31, 2011	$13.50	$11.99
Second Quarter 2011	13.47	10.27
Third Quarter 2011	11.97	8.62
Fourth Quarter 2011	9.72	7.42
Fiscal Year Ended December 31, 2011	13.50	7.42
First Quarter 2012	11.05	8.03
Second Quarter 2012	10.81	8.51
Third Quarter 2012	10.80	9.33
Fourth Quarter 2012	9.91	8.05
Fiscal Year Ended December 31, 2012	11.05	8.03
First Quarter 2013	9.56	7.69
Second Quarter 2013	7.94	6.05
Third Quarter 2013	7.65	6.22
Fourth Quarter 2013	8.37	7.46
Fiscal Year Ended December 31, 2013	9.56	7.69
First Quarter 2014	8.16	7.01

Last 6 Months	High	Low

November 2013	8.63	7.62
December 2013	8.22	7.72
January 2014	7.98	7.23
February 2014	8.00	7.01
March 2014	8.16	7.68
April 2014 (to April 28, 2014)	9.28	8.13

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

Our common shares have been listed on the NYSE under the symbol “AGRO” since January 28, 2011. See “—A. Offer and Listing Details.”

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

Item 10. Additional Information

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

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

Share Capital

As of December 31, 2013 our issued share capital amounted to $183,572,722.50, represented by 122,381,815 shares in issue (of which 639,691 were treasury shares) with a nominal value of $1.50 each. All issued shares are fully paid up.

There were 121,742,124 common shares outstanding.

We have an authorized unissued share capital of $3,000,000,000, including the issued share capital as of December 31, 2013 of $183,572,722.50 and are authorized to issue up to 2,000,000,000 shares of a nominal value of $1.50 each (taking into account the shares issued as of December 31, 2013) out of such authorized share capital. Our authorized unissued share capital as of December 31, 2013 is $2,816,427,277.50.

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

We have currently an authorized share capital of $3,000,000,000, including the issued share capital as of December 31, 2013 of $183,572,722.50 and are authorized to issue up to 2,000,000,000 shares of a nominal value of $1.50 each (taking into account the shares already issued) out of such authorized share capital. As of December 31, 2013 the authorized un-issued share capital was $2,816,427,277.50. Our board has been authorized to issue shares within the limits of the authorized un-issued share capital at such times and on such terms as the board or its delegates may decide for a period commencing on January 10, 2011 and ending on the date five years after the date that the minutes of the shareholders’ meeting approving such authorization have been published in the Luxembourg official gazette (unless it is extended, amended or renewed). The publication occurred on April 22, 2011. Accordingly, the board may issue shares up to the total number of authorized un-issued shares until the latter date against contributions in cash, contributions in kind or by way of incorporation of available reserves at such times and on such terms and conditions, including the issue price, as the board of directors or its delegate(s) may in its or their discretion resolve while waiving, suppressing or limiting, any pre-emptive subscription rights of shareholders provided for by law to the extent it deems such waiver, suppression or limitation advisable for any issue or issues of shares within the authorized share capital.

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

A share buy-back program was approved by the board of directors of the Company on September 12, 2013 to acquire up to 5% of the total outstanding share capital of the Company to be held as treasury shares (the “Buy-Back Program”). The Buy-Back Program was implemented in compliance with the authorization granted by the general meeting of the Company, any applicable law, rules or regulations described above and the following limits approved by the board of directors of the Company. The Buy Back Program was approved for a period of 12 months from September 23, 2014 (the date of its announcement) or until reaching the maximum number of shares authorized under the Buy Back Program, whatever occurs first. The Buy Back Program is conducted under Open Market Transactions, in reliance on the “safe harbour” from liability for manipulation provided by Rule 10b-18 of the Securities Exchange Act.

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

Currently our board has 11 members (see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Board of Directors”). The board meets as often as required by our interests.

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

Foreign Exchange Controls

In 1991, the Argentine Convertibility Law established a fixed exchange rate according to which the Argentine Central Bank was statutorily obliged to sell U.S. dollars to any individual at a fixed exchange rate of Ps.1.00 per $1.00. In 2001 Argentina experienced a period of severe political, economic and social crisis, and on January 6, 2002, the Argentine congress enacted the Public Emergency Law abandoning more than ten years of fixed Peso-U.S. dollar parity. After devaluing the Peso and setting the official exchange rate at Ps.1.40 per $1.00, on February 11, 2002, the Argentine government allowed the Peso to float. The shortage of U.S. dollars and their heightened demand caused the Peso to further devaluate significantly in the first half of 2002. The Argentine Central Bank may indirectly affect this market through its active participation. Due to the deterioration of the economic and financial situation in Argentina during 2001 and 2002, in addition to the abandonment of the Peso-U.S. dollar parity, the Argentine government established a number of monetary and currency exchange control measures, including a partial freeze on bank deposits, the suspension on payments of its sovereign foreign debt, restrictions on the transfer of funds out of, or into, Argentina, and the creation of the Single Free Foreign Exchange Market (“Mercado Único y Libre de Cambios”, or the “FX Market”) through which all purchases and sales of foreign currency must be made. Since 2003, these restrictions have been progressively eased to some extent until 2011. However due to the increase of the capital flow out of Argentina, the Argentine government recently imposed some additional restrictions on the transfer of funds from Argentina. Accordingly, the following restrictions that could affect our Argentine operations are in effect:

(1) Argentine entities have access to the FX Market for the purchase of foreign currency and its transfer abroad for, among other things:

(a) Making payments of principal on foreign financial indebtedness at maturity or less than 10 days in advance of the stated maturity to the extent that the proceeds of the foreign indebtedness have remained in Argentina at least during the Waiting Period (as defined below) or to make partial or full payments more than 10 days in advance of the stated maturity, provided that, among other cases, (i) the payment is made with funds received from abroad as capital contributions or (ii) the payment is made with funds obtained from new indebtedness granted by international Organizations and Official Export Credit Agencies provided that certain requirements are met;

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

(2) Argentine entities are required to transfer into Argentina and sell for Pesos through the FX Market, among others, the proceeds from foreign financial indebtedness and from foreign indebtedness qualifying as pre-export financing under the rules of the Argentine Central Bank (the “Pre-Export Financings”) within the following 30 days and 10 business days after disbursement respectively;

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

a) Disclosure Controls and Procedures

Our company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, of the effectiveness of our disclosure controls and procedures as of December 31, 2013. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on this evaluation, our company’s Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective as of December 31, 2013.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedure may deteriorate. The Company, with the participation of its Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013.

We assessed the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2013. In making this assessment, management used the criteria established in “Internal Control — Integrated Framework (1992)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). As a result of this assessment, the Company’s management has determined that the Company’s internal control over financial reporting was effective as of December 31, 2013.

c) Attestation Report of the Registered Public Accounting Firm

Price Waterhouse & Co S.R.L, an independent registered public accounting firm, our independent auditor, issued an attestation report on Internal Control Over Financing Reporting on April 30, 2014. The report of Price Waterhouse & Co S.R.L, our independent auditor,on our internal control over financial reporting is included herein at page F-2 of our Consolidated Financial Statements.

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

Item 16.

Item 16A.	Audit Committee Financial Expert

Our audit committee consists of four independent directors: Mr. Plínio Musetti, Mr. Mark Schachter, Mr. Daniel González and Mr. Andrés Velasco Brañes. Our board of directors has determined that Mr. Mark Schachter has the attributes of an “audit committee financial expert” and is independent within the meaning of this Item 16A and satisfies the financial literacy requirements of the NYSE.

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

	For the year ended December 31,
	(in thousands of $)
	2013	2012
Audit Fees (1)	1,719	1,983
Audit- Related Fees (2)	62	56

Total	1,781	2,039

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements.
(2)	“Audit-related fees” represents aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services, as well as in connection with audit related services for SEC or other regulatory filings.

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

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

	(a) Total Number of Shares (Units) Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that may yet be Purchased Under the Plans or Programs
09/01/2013 - 09/30/2013	55,899	7.52	55,899	6,063,192
10/01/2013 - 10/31/2013	74,676	7.61	74,676	5,988,516
11/01/2013 - 11/30/2013	59,273	7.88	59,273	5,929,243
12/01/2013 -12/31/2013	464,606	7.84	464,606	5,464,637
01/01/2014/ - 01/31/2014	785,517	7.71	785,517	4,679,120
02/01/2014 - 02/28/2014	903,875	7.71	903,875	3,775,245
03/01/2014 - 03/31/2014	74,992	7.84	74,992	3,700,253

Total	2,418,838	7.73	2,418,838

The total number of shares purchased set forth above were purchased pursuant to the Company’s Repurchase Program adopted on September 12, 2013. See “Item 10 – Additional Information – Repurchase of Shares”.

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

Audit Committee

Under NYSE standards, listed U.S. companies are required to have an audit committee composed of independent directors that satisfies the requirements of Rule 10A-3 promulgated under the Exchange Act of 1934. Our Articles of Association provide that the board of directors may set up an audit committee. The board of directors has set up an Audit Committee and has appointed Mr. Plínio Musetti, Mr. Mark Schachter, Mr. Daniel Gonzalez and Mr. Andres Velasco Brañes as members of its audit committee. In accordance with NYSE standards, we have an audit committee entirely composed of independent directors. For additional information, see “Item 6. Directors, Senior Management and Employees—C. Board Practices”.

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

Item 18. Financial Statements.

See pages F-1 through F-90 of this annual report.

Item 19. Exhibits

Exhibit Number	Description

1.1	Amended and Restated Articles of Association of Adecoagro S.A. dated May 22, 2013.

4.1	Loan Agreement, dated December 19, 2008, between Adeco Agropecuaria S.A., Pilagá S.R.L. and Inter-American Development Bank, previously filed as exhibit 10.1 to the Company’s registration statement on Form F-1 (File No. 333-171683) filed with the Securities and Exchange Commission on January 13, 2011 (“Form F-1”) and incorporated by reference herein.

4.2	First Amendment Offer to Loan Agreement, dated February 20, 2009, between Adeco Agropecuaria S.A., Pilagá S.R.L. and Inter-American Development Bank, previously filed as exhibit 10.2 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.3	Second Amendment Offer to Loan Agreement, dated December 29, 2009, between Adeco Agropecuaria S.A., Pilagá S.R.L. and Inter-American Development Bank, previously filed as exhibit 10.3 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.4	Third Waiver Request to Loan Agreement, dated March 30, 2010, between Adeco Agropecuaria S.A., Pilagá S.R.L. and Inter-American Development Bank, previously filed as exhibit 10.4 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.5	Fourth Amendment Offer to Loan Agreement, dated May 14, 2010, between Adeco Agropecuaria S.A., Pilagá S.R.L. and Inter-American Development Bank, previously filed as exhibit 10.5 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.6	Fifth Amendment Offer to Loan Agreement, dated November 8, 2010, between Adeco Agropecuaria S.A., Pilagá S.R.L. and Inter-American Development Bank, previously filed as exhibit 10.37 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.7	Amendment Offer to Loan Agreement, dated March 24, 2011, between Adeco Agropecuaria S.A., Pilagá S.R.L. and Inter-American Development Bank, previously filed as Exhibit 4.7 to the Company’s annual report on Form 20-F for the year ended December 31, 2011 and incorporated herein by reference.

4.8	Amendment Offer 02/2011 to Loan Agreement, dated November 9, 2011, between Adeco Agropecuaria S.A., Pilagá S.A. and Inter-American Development Bank, previously filed as Exhibit 4.8 to the Company’s annual report on Form 20-F for the year ended December 31, 2011 and incorporated herein by reference.

4.9	Senior Secured Loan Facility, dated July 28, 2010, between Angélica Agroenergia Ltda. and Deutsche Bank AG, London Branch, previously filed as exhibit 10.6 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.10	Export Prepayment Financing Agreement, dated July 13, 2007, between Angélica Agroenergia Ltda. and a syndicate of banks, previously filed as exhibit 10.7 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.11	First Amendment to Export Prepayment Financing Agreement, dated March 4, 2010, between Angélica Agroenergia Ltda. and a syndicate of banks, previously filed as exhibit 10.8 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.12	English translation of Financing Agreement through BNDES Repasse, dated February 1, 2008, between Adeco Brasil Participações S.A. and a syndicate of banks, previously filed as exhibit 10.9 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.13	English translation of First Amendment to Financing Agreement BNDES Repasse, dated July 1, 2008, between Angélica Agroenergia Ltda. and a syndicate of banks, previously filed as exhibit 10.10 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.14	English translation of Second Amendment to Financing Agreement BNDES Repasse, dated March 4, 2010, between Angélica Agroenergia Ltda. and a syndicate of banks, previously filed as exhibit 10.11 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.15	English translation of Credit Facility, dated July 30, 2010, between Angélica Agroenergia Ltda. and Banco do Brasil S.A., previously filed as exhibit 10.12 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.16	Unit Issuance Agreement, dated February 16, 2006, between International Farmland Holdings LLC and Usina Monte Alegre S.A., previously filed as exhibit 10.13 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.17	Share Purchase and Sale Agreement, dated February 16, 2006, between International Farmland Holdings LLC and Usina Monte Alegre S.A., previously filed as exhibit 10.14 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.18	Right of First Offer Agreement, dated February 16, 2006, between International Farmland Holdings LLC and Usina Monte Alegre S.A., previously filed as exhibit 10.15 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.19	Supply Offer Letter for milk, dated November 7, 2007, between La Lácteo S.A. and Adeco Agropecuaria S.R.L., previously filed as exhibit 10.16 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.20	Amendment to Supply Offer Letter for milk, dated February 1, 2010, between La Lácteo S.A. and Adeco Agropecuaria S.R.L., previously filed as exhibit 10.17 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.21	Commercial Contract for sugar, dated March 23, 2010, between Angélica Agroenergia Ltda. and Bunge International Commerce Ltd., previously filed as exhibit 10.18 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.22	Amendment to Commercial Contract for sugar, dated June 17, 2010, between Angélica Agroenergia Ltda. and Bunge International Commerce Ltd., previously filed as exhibit 10.19 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.23	English translation of Consignment Contract, dated February 19, 2000, between Molinos Ala S.A. (currently Pilagá S.R.L.) and Establecimiento Las Marías S.A.C.I.F.A., previously filed as exhibit 10.20 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.24	English translation of Sale Agreement, dated July 8, 2009, between Pilagá S.R.L. and Galicia Warrants S.A., previously filed as exhibit 10.21 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.25	English translation of Mortgage, dated July 8, 2009, between Pilagá S.R.L. and Galicia Warrants S.A., previously filed as exhibit 10.22 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.26	English translation of Reserve Power Agreement, dated February 6, 2009, between Angélica Agroenergia Ltda. and Câmara de Comercialização de Energia Elétrica, previously filed as exhibit 10.23 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.27	English translation of Energy Purchase Contract, dated January 19, 2009, between Usina Monte Alegre Ltda. and Cemig Geração e Transmissão S.A., previously filed as exhibit 10.24 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.28	English translation of Energy Distribution Contract, dated June 3, 2008 between Angélica Agroenergia Ltda. and Empresa Energética do Mato Grosso do Sul., previously filed as exhibit 10.25 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.29	English translation of First Amendment to Energy Distribution Contract, dated April 6, 2009 between Angélica Agroenergia Ltda. and Empresa Energética do Mato Grosso do Sul., previously filed as exhibit 10.26 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.30	English translation of Second Amendment to Energy Distribution Contract, dated May 1, 2010 between Angélica Agroenergia Ltda. and Empresa Energética do Mato Grosso do Sul., previously filed as exhibit 10.27 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.31	English translation of Sale Agreement for cattle, dated December 14, 2009, between Adeco Agropecuaria S.A. and Quickfood S.A., previously filed as exhibit 10.29 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.32	English translation of First Amendment to Sale Agreement for cattle, dated December 16, 2009, between Adeco Agropecuaria S.A. and Quickfood S.A., previously filed as exhibit 10.30 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.33	English translation of Second Amendment to Sale Agreement for cattle, dated December 17, 2009, between Adeco Agropecuaria S.A. and Quickfood S.A., previously filed as exhibit 10.31 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.34	English translation of Stock Purchase Agreement, dated August 23, 2010, between Kadesh Hispania, S.L., Leterton España, S.L. and Dinaluca S.A., previously filed as exhibit 10.32 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.35	Form of Registration Rights Agreement between Adecoagro S.A. and certain shareholders, previously filed as exhibit 10.33 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.36	Second Amendment to Export Prepayment Financing Agreement, dated December 14, 2010, between Angélica Agroenergia Ltda. and a syndicate of banks, previously filed as exhibit 10.38 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.37	English translation of Third Amendment to Financing Agreement BNDES Repasse, dated December 14, 2010, between Angélica Agroenergia Ltda. and a syndicate of banks, previously filed as exhibit 10.39 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.38	English translation of First Amendment to Credit Facility, dated December 18, 2010, between Angélica Agroenergia Ltda. and Banco do Brasil S.A., previously filed as exhibit 10.40 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.39	Stock Subscription Agreement, dated January 6, 2011, between Adecoagro S.A. and Al Gharrafa Investment Company, previously filed as exhibit 10.41 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.40	English translation of Promise to Sell, dated December 21, 2010, between Kelizer S.C.A. and Las Mesetas S.A., previously filed as exhibit 4.40 to the Company’s Annual Report on Form 20- for fiscal year-end 2010 and incorporated by reference herein.

4.41	English translation of Stock Purchase Agreement, dated August 18, 2011, between Kadesh Hispania, S.L., Leterton España, S.L. and Compañía Agroforestal de Servicios y Mandatos S.A., previously filed as Exhibit 4.41 to the Company’s annual report on Form 20-F for the year ended December 31, 2011 and incorporated herein by reference.

4.42	English translation of Stock Purchase Agreement, dated August 19, 2011, between Kadesh Hispania, S.L., Leterton España, S.L. and Simoneta S.A., previously filed as Exhibit 4.42 to the Company’s annual report on Form 20-F for the year ended December 31, 2011 and incorporated herein by reference.

8.1	Subsidiaries of Adecoagro S.A. as of March 31, 2013.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Cushman & Wakefield Argentina S.A.

15.2	Consent of Price Waterhouse & Co. S.R.L.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Adecoagro S.A.

By	/s/ Mariano Bosch
Name:	Mariano Bosch
Title:	Chief Executive Officer

Date: April 30, 2014

Adecoagro S.A.

Consolidated Financial Statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011

Report of Independent Registered Public Accounting Firm

To the Shareholders of

Adecoagro S.A.

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of income, comprehensive income, changes in shareholders’s equity and cash flows present fairly, in all material respects, the financial position of Adecoagro S.A. and its subsidiaries at December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting”. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits (which were integrated audits in 2013 and 2012). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

April 30, 2014

PRICE WATERHOUSE & CO. S.R.L.

by	/s/ Marcelo de Nicola	(Partner)

Marcelo de Nicola

Legal information

Denomination: Adecoagro S.A.

Legal address: 13-15 Avenue de la Liberté, L-1931, Luxembourg

Company activity: Agricultural and agro-industrial

Date of registration: June 11, 2010

Expiration of company charter: No term defined

Number of register (RCS Luxembourg): B153.681

Capital stock: 122,381,815 common shares (of which 639,691 are treasury shares)

Largest shareholder: Quantum Partners LP

Legal address: 1300 Thames St. 5th FL, Baltimore MD 21231-3495, United States of America

Parent company activity: Investing

Capital stock: 25,910,004 common shares

Adecoagro S.A.

Consolidated Statements of Financial Position

as of December 31, 2013 and 2012

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2013	2012

ASSETS
Non-Current Assets
Property, plant and equipment, net	6	790,520	880,897
Investment property	7	10,147	15,542
Intangible assets, net	8	27,341	32,880
Biological assets	9	225,203	224,966
Investments in joint ventures	10	3,179	2,613
Financial assets	16	—	11,878
Deferred income tax assets	22	48,368	35,391
Trade and other receivables, net	13	53,252	44,030
Other assets		707	1,398

Total Non-Current Assets		1,158,717	1,249,595

Current Assets
Biological assets	9	66,941	73,170
Inventories	14	108,389	95,321
Trade and other receivables, net	13	141,180	135,848
Derivative financial instruments	12	4,102	5,212
Cash and cash equivalents	15	232,147	218,809

Total Current Assets		552,759	528,360

TOTAL ASSETS		1,711,476	1,777,955

SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	17	183,573	183,331
Share premium	17	939,072	940,332
Cumulative translation adjustment		(311,807)	(182,929)
Equity-settled compensation		17,352	17,952
Cash flow hedge		(15,782)	—
Other reserves		(161)	(349)
Treasury shares		(961)	(6)
Retained earnings		43,018	67,647

Equity attributable to equity holders of the parent		854,304	1,025,978

Non controlling interest	17	45	65

TOTAL SHAREHOLDERS EQUITY		854,349	1,026,043

LIABILITIES
Non-Current Liabilities
Trade and other payables	20	2,951	4,575
Borrowings	21	512,164	354,249
Deferred income tax liabilities	22	57,623	75,389
Payroll and social liabilities	23	1,458	1,512
Provisions for other liabilities	24	2,293	1,892

Total Non-Current Liabilities		576,489	437,617

Current Liabilities
Trade and other payables	20	92,965	99,685
Current income tax liabilities		310	187
Payroll and social liabilities	23	26,139	22,948
Borrowings	21	147,967	184,884
Derivative financial instruments	12	12,600	5,751
Provisions for other liabilities	24	657	840

Total Current Liabilities		280,638	314,295

TOTAL LIABILITIES		857,127	751,912

TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		1,711,476	1,777,955

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Consolidated Statements of Income

for the years ended December 31, 2013, 2012 and 2011

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2013	2012	2011
Sales of manufactured products and services rendered	25	425,307	379,526	365,857
Cost of manufactured products sold and services rendered	26	(272,261)	(263,978)	(237,404)

Gross Profit from Manufacturing Activities		153,046	115,548	128,453

Sales of agricultural produce and biological assets	25	219,317	225,174	182,227
Cost of agricultural produce sold and direct agricultural selling expenses	26	(219,317)	(225,174)	(182,227)
Initial recognition and changes in fair value of biological assets and agricultural produce		(39,123)	16,643	86,811
Changes in net realizable value of agricultural produce after harvest		12,875	16,004	10,523

(Loss) / Gross Profit from Agricultural Activities		(26,248)	32,647	97,334

Margin on Manufacturing and Agricultural Activities Before Operating Expenses		126,798	148,195	225,787

General and administrative expenses	26	(53,352)	(57,691)	(65,142)
Selling expenses	26	(68,069)	(58,602)	(59,404)
Other operating income, net	28	49,650	31,097	24,581
Share of loss of joint venture	11	(219)	—	—

Profit from Operations Before Financing and Taxation		54,808	62,999	125,822

Finance income	29	7,234	11,538	9,132
Finance costs	29	(98,916)	(66,654)	(62,341)

Financial results, net	29	(91,682)	(55,116)	(53,209)

(Loss) / Profit Before Income Tax		(36,874)	7,883	72,613

Income tax benefit / (expense)	22	9,277	5,436	(14,662)

(Loss) / Profit for the Year from Continuing Operations		(27,597)	13,319	57,951
Profit / (Loss) for the Year from discontinued operations		1,767	(4,040)	(1,034)

(Loss) / Profit for the Year		(25,830)	9,279	56,917

Attributable to:
Equity holders of the parent		(25,828)	9,397	56,018
Non controlling interest		(2)	(118)	899

(Loss) / Earnings per share from continuing and discontinued operations attributable to the equity holders of the parent during the year:
Basic earnings per share	30
From continuing operations		(0.226)	0.111	0.488
From discontinued operations		0.014	(0.034)	(0.009)
Diluted earnings per share	30
From continuing operations		(0.226)	0.111	0.484
From discontinued operations		0.014	(0.034)	(0.009)

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Consolidated Statements of Comprehensive Income

for the years ended December 31, 2013, 2012 and 2011

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	2013	2012	2011

(Loss) / Profit for the year	(25,830)	9,279	56,917
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	(129,575)	(80,755)	(112,071)
Cash flow hedge	(15,787)	—	—

Other comprehensive (loss) for the year	(145,362)	(80,755)	(112,071)

Total comprehensive (loss) for the year	(171,192)	(71,476)	(55,154)

Attributable to:
Equity holders of the parent	(171,172)	(70,792)	(54,592)
Non controlling interest	(20)	(684)	(562)

Total comprehensive income attributable to owners of the parent arising from:
Continuing operations	(172,939)	(66,701)	(53,574)
Discontinued operations	1,767	(4,091)	(1,018)

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Consolidated Statements of Changes in Shareholders’ Equity

for the years ended December 31, 2013, 2012 and 2011

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 17)	Share Premium (Note 17)	Cumulative Translation Adjustment	Equity-settled Compensation	Other reserves	Treasury shares (Note 18)	Retained Earnings	Subtotal	Non Controlling Interest	Total Shareholders’ Equity
Balance at January 1, 2011	120,000	563,343	11,273	13,659	—	—	257	708,532	14,570	723,102

Profit for the year	—	—	—	—	—	—	56,018	56,018	899	56,917
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss: Exchange differences on translating foreign operations	—	—	(110,610)	—	—	—	—	(110,610)	(1,461)	(112,071)

Total comprehensive loss for the year	—	—	(110,610)	—	—		56,018	(54,592)	(562)	(55,154)
Net proceeds from IPO and Private placement (Note 17)	60,104	362,926	—	—	—	—	—	423,030	—	423,030
Employee share options (Note 18):

- Value of employee services	—	—	—	874	—	—	—	874	14	888

- Exercised	55	271	—	(110)	—	—	—	216	(2)	214

- Forfeited	—	—	—	(1,122)	—	—	1,122	—	—	—
Restricted shares (Note 18):

- Issued	641	—	—	—	(632)	—	—	9	(9)	—

- Value of employee services	—	—	—	2,751	—		—	2,751	38	2,789

- Vested	—	746	—	(838)	102	—	—	10	(10)	—

- Forfeited	—	—	—	—	4	(4)	—	—	—	—
Acquisition of non controlling interest (Note 17)	—	(1,281)	135	92	—	—	100	(954)	954	—

Balance at December 31, 2011	180,800	926,005	(99,202)	15,306	(526)	(4)	57,497	1,079,876	14,993	1,094,869

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Consolidated Statements of Changes in Shareholders’ Equity

for the years ended December 31, 2013, 2012 and 2011

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 17)	Share Premium (Note 17)	Cumulative Translation Adjustment	Equity-settled Compensation	Other reserves	Treasury shares (Note 18)	Retained Earnings	Subtotal	Non Controlling Interest	Total Shareholders’ Equity
Balance at December 31, 2011	180,800	926,005	(99,202)	15,306	(526)	(4)	57,497	1,079,876	14,993	1,094,869

Profit for the year	—	—	—	—	—	—	9,397	9,397	(118)	9,279
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss: Exchange differences on translating foreign operations	—	—	(80,189)	—	—	—	—	(80,189)	(566)	(80,755)

Total comprehensive loss for the year	—	—	(80,189)	—	—	—	9,397	(70,792)	(684)	(71,476)
Employee share options (Note 18):

- Value of employee services	—	—	—	265	—	—	—	265	2	267

- Exercised	49	263	—	(93)	—	—	—	219	(2)	217

- Forfeited	—	—	—	(82)	—	—	82	—	—	—
Restricted shares (Note 18):

- Value of employee services	—	—	—	3,847	—	—	—	3,847	24	3,871

- Vested	—	1,347	—	(1,516)	181	—	—	12	(12)	—

- Forfeited	—	—	—	—	2	(2)	—	—	—	—
Acquisition of non controlling interest (Note 17)	2,482	12,717	(1,845)	225	(6)	—	671	14,244	(14,244)	—
Disposal of subsidiary (Nota 16)	—	—	(1,693)	—	—	—	—	(1,693)	(12)	(1,705)

Balance at December 31, 2012	183,331	940,332	(182,929)	17,952	(349)	(6)	67,647	1,025,978	65	1,026,043

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Consolidated Statements of Changes in Shareholders’ Equity

for the years ended December 31, 2013, 2012 and 2011

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 17)	Share Premium (Note 17)	Cumulative Translation Adjustment	Equity-settled Compensation	Cash flow hedge	Other reserves	Treasury shares (Note 18)	Retained Earnings	Subtotal	Non Controlling Interest	Total Shareholders’ Equity
Balance at December 31, 2012	183,331	940,332	(182,929)	17,952	—	(349)	(6)	67,647	1,025,978	65	1,026,043

Loss for the year	—	—	—	—		—	—	(25,828)	(25,828)	(2)	(25,830)
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss: Exchange differences on translating foreign operations	—	—	(129,562)	—	—	—	—	—	(129,562)	(13)	(129,575)
Cash flow hedge (1)	—	—	—	—	(15,782)	—	—	—	(15,782)	(5)	(15,787)

Total comprehensive loss for the year	—	—	(129,562)	—	(15,782)	—	—	(25,828)	(171,172)	(20)	(171,192)
Employee share options (Note 18):

- Value of employee services	—	—	—	61	—	—	—	—	61	—	61

- Exercised	—	126	—	(52)	—	—	26	—	100	—	100

- Forfeited	—	—	—	(1,199)	—	—	—	1,199	—	—	—
Restricted shares (Note 18):

- Value of employee services	—	—	—	3,742	—	—	—	—	3,742	—	3,742

- Vested	242	2,721	—	(3,152)	—	179	10	—	—	—	—

- Forfeited	—	—	—	—	—	9	(9)	—	—	—	—
Purchase of own shares (Note 17)	—	(4,107)	—	—	—	—	(982)	—	(5,089)	—	(5,089)
Disposal of interest in joint ventures (Note 11)	—	—	684	—	—	—	—	—	684	—	684

Balance at December 31, 2013	183,573	939,072	(311,807)	17,352	(15,782)	(161)	(961)	43,018	854,304	45	854,349

(1)	Net of US$ 8,347 of income tax.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Consolidated Statements of Cash Flows

for the years ended December 31, 2013, 2012 and 2011

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2013	2012	2011

Cash flows from operating activities:

(Loss) / Profit for the year		(25,830)	9,279	56,917
Adjustments for:
Income tax (benefit) / expense	22	(9,277)	(5,436)	14,662
Depreciation	6	68,934	54,117	33,847
Amortization	8	468	351	337
Gain from disposal of farmlands and other assets	28	(26,434)	—	(8,832)
Gain from the disposal of other property items	28	(670)	(882)	(394)
Gain from the sale of subsidiaries	28	(1,967)	(27,513)	—
Equity settled share-based compensation granted	27	3,803	4,138	3,677
Loss / gain from derivative financial instruments and forwards	28,29	(266)	6,304	(12,084)
Interest and other financial expense, net	29	45,192	18,948	33,006
Initial recognition and changes in fair value of non harvested biological assets (unrealized)	5	53,456	13,335	(17,136)
Changes in net realizable value of agricultural produce after harvest (unrealized)	5	292	(2,024)	(1,816)
Provision and allowances		768	(2,020)	(3,147)
Share of loss from joint venture	10	(219)	—	—
Foreign exchange losses, net	29	21,087	24,801	12,683
Cash flow hedge – transfer from equity	29	2,560	—	—
Discontinued operations	11	(1,767)	4,040	1,034

Subtotal		130,130	97,438	112,754
Changes in operating assets and liabilities:
Increase in trade and other receivables		(35,464)	(39,163)	(15,850)
Increase in inventories		(27,624)	(3,794)	(49,776)
(Increase) / decrease in biological assets		(347)	(5,830)	6,745
Increase / (Decrease) in other assets		690	10	(1,382)

Increase / (Decrease) in derivative financial instruments		8,123	(1,467)	(248)
Increase in trade and other payables		23,718	15,309	19,855

Increase in payroll and social security liabilities		3,504	5,784	1,785
(Decrease) / Increase in provisions for other liabilities		(233)	132	(641)

Net cash generated from operating activities before interest and taxes paid		102,497	68,419	73,242
Income tax paid		(417)	(596)	(16,656)

Net cash generated from operating activities		102,080	67,823	56,586

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Consolidated Statements of Cash Flows (Continued)

for the years ended December 31, 2013, 2012 and 2011

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2013	2012	2011

Cash flows from investing activities:
Acquisition of subsidiaries, net of cash acquired	32	—	—	(11,617)
Purchases of property, plant and equipment	6	(128,726)	(218,770)	(90,422)
Purchases of intangible assets	8	(1,376)	(359)	(195)
Purchase of cattle and planting cost of non current biological assets		(96,487)	(82,612)	(63,074)
Interest received	29	6,882	11,249	8,019
Proceeds from sale of property, plant and equipment		2,594	851	2,611
Proceeds from sale of farmland and other assets	16	31,052	15,703	20,532
Proceeds from disposal of subsidiaries	16	12,078	10,208	—
Investment in joint ventures	16	(4,164)	—	—
Payment of seller financing arising on subsidiaries acquired		(1,555)	(33,485)	(6,347)
Proceeds from sales of financial assets	16	13,066	—	—
Discontinued operations	11	5,100	(3,000)	—

Net cash used in investing activities		(161,536)	(300,215)	(140,493)

Cash flows from financing activities:
Net proceeds from IPO and Private placement	17	—	—	421,778
Proceeds from equity settled shared-based compensation exercised		99	218	214
Proceeds from long-term borrowings	21	322,763	230,601	34,980
Payments of long-term borrowings	21	(113,750)	(79,781)	(82,244)
Interest paid		(45,972)	(34,587)	(33,481)
Net (decrease) / increase in short-term borrowings	21	(53,367)	17,057	19,545
Purchase of own shares	17	(5,102)	—	—

Net cash generated from financing activities		104,671	133,508	360,792

Net increase / (decrease) in cash and cash equivalents		45,215	(98,884)	276,885

Cash and cash equivalents at beginning of year		218,809	330,546	70,269
Effect of exchange rate changes on cash and cash equivalents		(31,877)	(12,853)	(16,608)

Cash and cash equivalents at end of year		232,147	218,809	330,546

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

These consolidated financial statements have been approved for issue by the Board of Directors on March 13, 2014.

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

(a) Standards, amendments and interpretations to existing standards effective and adopted by the Group in 2013

The following standards, amendments and interpretations to existing standards have been published and were mandatory for the Group as of January 1, 2013:

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.1.	Basis of preparation and presentation (continued)

In May 2011, the IASB issued IFRS 10 “Consolidated Financial Statements”. It replaces the consolidation requirements in SIC 12 “Consolidation—Special Purpose Entities” and IAS 27 “Consolidated and Separate Financial Statements” and is effective for annual periods beginning on or after January 1, 2013. IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. The standard did not have a material impact on the presentation of the Group’s results of operations, financial position or cash flows.

In May 2011, the IASB issued IFRS 11 “Joint Arrangements” which provides for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form (as is currently the case). The standard addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities. IFRS 11 is effective for annual periods beginning on or after January 1, 2013. The standard did not have a material impact on the Group given that its joint arrangement would be classified as a joint venture under IFRS 11 and continue to be measured applying equity accounting.

In May 2011, the IASB issued IFRS 12 “Disclosure of Interests in Other Entities”. IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The standard increased the amount of disclosures required about subsidiaries, associates and joint arrangements (See Note 10).

In June 2012, the IASB issued amendments to IFRS 10, IFRS 11 and IFRS 12. The amendments explain that the ‘date of initial application’ in IFRS 10 means ‘the beginning of the annual reporting period in which IFRS 10 is applied for the first time’. Consequently, an entity is not required to make adjustments to the previous accounting for its involvement with entities if the consolidation conclusion reached at the date of initial application is the same when applying IAS 27 and SIC 12 and when applying IFRS 10. The IASB has also amended IFRS 11 and IFRS 12 to provide similar relief from the presentation or adjustment of comparative information for periods prior to the immediately preceding period. The amendments shall be applied for annual periods beginning on or after January 1, 2013. The amendments did not have a material impact on the Group’s results of operations, financial position or cash flows.

In May 2011, the IASB issued IFRS 13 “Fair Value Measurement” which replaces the fair value measurement guidance currently dispersed across different IFRS standards with a single definition of fair value and extensive application guidance. IFRS 13 provides guidance on how to measure fair value and does not introduce new requirements for when fair value is required or permitted. It also establishes disclosure requirements to provide users of financial statements with more information about fair value measurements. It is effective for annual periods beginning on or after January 1, 2013. The standard increased the amount of disclosures required about fair value measurements.

In June 2011, the IASB issued an amendment to IAS 1 “Presentation of financial statements” which improves the consistency and clarity of the presentation of items of other comprehensive income (“OCI”). The main change is a requirement for entities to group items presented in OCI on the basis of whether they are potentially recyclable to profit or loss subsequently (reclassification adjustments). The amendment to IAS 1 shall be applied for annual periods beginning on or after July 1, 2012. The amendment has impacted the format of the Group’s consolidated statements of comprehensive income.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.1.	Basis of preparation and presentation (continued)

In May 2012, the IASB issued Improvements to IFRSs – a collection of amendments to five IFRSs – as part of its program of annual improvements to its standards. The amendments are effective for annual periods beginning on or after January 1, 2013. These amendments relate to IFRS 1 “First Time Adoption of IFRS”, IAS 1 “Presentation of Financial Statements”, IAS 16 “Property, Plant and Equipment”, IAS 32 “Financial instruments: Presentation” and IAS 34 “Interim Financial Reporting”. The amendments did not have a material impact on the presentation of the Group’s results of operations, financial position or cash flows.

(b) Standards, amendments and interpretations to existing standards that are not yet effective

Below is a description of the standards, amendments and interpretations issued by the IASB to existing standards that have been issued and are mandatory for the Group’s fiscal periods beginning on or after January 1, 2014 or later and which have not been early adopted by the Group:

In November 2009 and October 2010, the IASB issued IFRS 9 “Financial instruments”, which addresses the classification, measurement and recognition of financial assets and financial liabilities. It replaces the parts of IAS 39 “Financial Instruments: Recognition and Measurement” that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured as at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. The Group is currently analyzing the resulting effects on the presentation of the Group’s results of operations, financial position or cash flows. The Group will also consider the impact of the remaining phases of IFRS 9 when completed by the IASB.

In November 2012, the IASB issued amendments to IFRS 10, IFRS 12 and IAS 27 “Separate Financial Statements”. The amendments define an investment entity and introduce an exception to consolidating particular subsidiaries for investment entities. These amendments require an investment entity to measure those subsidiaries at fair value through profit or loss in accordance with IFRS 9 in its consolidated and separate financial statements. They also introduce new disclosure requirements for investment entities. The amendments shall be applied for annual periods beginning on or after January 1, 2014, with earlier application permitted. These amendments will not have an impact on the Group’s presentation of its financial position, results of operations or earnings per share.

In May 2013, the IASB issued an amendment to IAS 36, Impairment of assets, requires additional disclosures about impaired assets, such as information about the recoverable amount if it is based on fair value less costs of disposal, and the discount rates used to measure the fair value less costs of disposal if it is based on a present value technique. The amendment shall be applied for annual periods beginning on or after January 1, 2014, with earlier application permitted. This amendment is not expected to have a material impact on the information to be presented in the financial statements.

In May 21013, the IASB issued IFRIC 21, Levies, sets out the accounting for an obligation to pay a levy that is not income tax. The interpretation addresses what the obligating event is that gives raise to pay a levy and when should a liability be recognized. The amendment shall be applied for annual periods beginning on or after January 1, 2014, with earlier application permitted. This amendment is not expected to have a material impact on the information to be presented in the financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.2.	Scope of consolidation

The consolidated financial statements include the results of the Company and all of its subsidiaries from the date that control commences to the date that control ceases. They also include the Group’s share of the net income of its jointly-controlled entities on an equity-accounted basis from the point at which joint control commences, to the date that it ceases.

(a) Subsidiaries

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The Group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the income statement as gains on bargain purchases.

Subsidiaries acquired exclusively with a view to resale are accounted for following the short-cut method under IFRS 5. At the acquisition date, the entity being disposed of is valued at fair value less costs to sell, and at each subsequent reporting date, it is remeasured at the lower of the initial carrying amount and the fair value less costs to sell. On the statement of financial position, the entity’s assets and liabilities are classified as held for sale and presented separately from other assets and liabilities. Subsidiaries acquired exclusively with a view to resale are classified as discontinued operations.

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

(b) Changes in ownership interests in subsidiaries without change of control

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions – that is, as transactions with the owners in their capacity as owners. The difference between the fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.2.	Scope of consolidation (continued)

(c) Disposal of subsidiaries

When the Group ceases to have control any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amount previously recognized in other comprehensive income in respect of that entity is accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

(d) Joint arrangements

Joint arrangements are arrangements of which the Group and other party or parties have joint control bound by a contractual arrangement. Under IFRS 11, investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations each investor has rather than the legal structure of the joint arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement.

The Group has assessed the nature of its joint arrangements and determined them to be joint ventures.

Under the equity method of accounting, interests in joint ventures are initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition of profits or losses and movements in other comprehensive income, respectively. When the Group’s share of losses in a joint venture equals or exceeds its interests in the joint ventures (which includes any long-term interests that, in substance, form part of the Group’s net investment in the joint ventures), the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the joint ventures.

Unrealized gains on transactions between the Group and its joint ventures are eliminated to the extent of the Group’s interest in the joint ventures. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of the joint ventures have been changed where necessary to ensure consistency with the policies adopted by the Group.

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

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.4.	Foreign currency translation (continued)

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

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of income when they are incurred.

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

Investment property consists of farmland held to earn rentals or for capital appreciation and not used in production or for administrative purposes or for sale in the ordinary course of business. Investment property is measured at cost less accumulated depreciation and any impairment losses if any. Rental income from investment property “lease act under an operating lease” is recognized in the income statement on a straight line basis over the lease term.

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

Biological assets comprise growing crops (mainly corn, wheat, soybeans, sunflower and rice), sugarcane, coffee and livestock (growing herd and cattle for dairy production).

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

The Group’s policy is to apply hedge accounting to hedging relationships where it is both permissible under IAS 39, practical to do so and its application reduces volatility, but transactions that may be effective hedges in economic terms may not always qualify for hedge accounting under IAS 39. Any derivatives that the Group holds to hedge these exposures are classified as “held for trading” and are shown in a separate line on the face of the statement of financial position. The method of recognizing gains or losses on derivatives depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. Gains and losses on commodity derivatives are classified within “Other operating income, net”. Gains and losses on interest rate and foreign exchange rate derivatives are classified within ‘Financial results, net’. The Group designates certain derivatives as hedges of the foreign currency risk associated with highly probable forecast transactions (cash flow hedge).

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the instruments that are used in hedging transactions are highly effective in offsetting changes in fair value or cash flows of hedged items.

Cash flow hedge

The effective portion of the gain or loss on the instruments that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the statement of income within “Finance income” or “Finance cost”, as appropriate.

Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss. The gain or loss relating to the effective portion is recognized in the statement of income within “Finance income” or “Finance cost”, as appropriate.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the statement of income. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the statement of income within “Finance income” or “Finance cost”, as appropriate.

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

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.22.	Revenue recognition (continued)

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

2.24.	Assets held for sale and discontinued operations

When the Group intends to dispose of, or classify as held for sale, a business component that represents a separate major line of business or geographical area of operations, or a subsidiary acquired exclusively with a view to resale, it classifies such operations as discontinued. The post tax profit or loss of the discontinued operations is shown as a single amount on the face of the statement of income, separate from the other results of the Group. Assets and liabilities classified as held for sale are measured at the lower of carrying value and fair value less costs to sell.

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a disposal rather than through continuing use. This condition is regarded as met only when management is committed to the sale (disposal), the sale (disposal) is highly probable and expected to be completed within one year from classification and the asset is available for immediate sale (disposal) in its present condition. The statements of income for the comparative periods are represented to show the discontinued operations separate from the continuing operations.

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

	2013
	Functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Argentine Peso	(45,397)	—	—	—	(45,397)
Brazilian Reais	—	(297,547)	—	—	(297,547)
US Dollar	(71,582)	(159,503)	27,759	110,533	(92,793)
Uruguayan Peso	—	—	(971)	—	(971)

Total	(116,979)	(457,050)	26,788	110,533	(436,708)

	2012
	Functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Argentine Peso	(38,035)	—	—	—	(38,035)
Brazilian Reais	—	(256,484)	—	—	(256,484)
US Dollar	(131,754)	(85,902)	18,031	157,479	(42,146)
Uruguayan Peso	—	—	(287)	—	(287)

Total	(169,789)	(342,386)	17,744	157,479	(336,952)

The Group’s analysis shown on the tables below is carried out based on the exposure of each functional currency subsidiary against the US dollar. The Group estimated that, other factors being constant, a 10% appreciation of the US dollar against the respective functional currencies for the years ended December 31, 2013, and 2012 would have increased the Group’s Loss Before Income Tax for the year. A 10% depreciation of the US dollar against the functional currencies would have an equal and opposite effect on the income statement. A portion of this effect would be recognized as other comprehensive income since a portion of the Company’s borrowings was used as cash flow hedge of the foreign exchange rate risk of a portion of its highly probable future sales in US dollars (see Hedge Accounting—Cash Flow Hedge below for details).

	2013
	Functional currency
Net monetary position	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Argentine Peso	n/a	—	—	—	—
Brazilian Reais	—	n/a	—	—	—
US Dollar	(7,158)	(15,951)	2,776	—	(20,333)
Uruguayan Peso	—	—	n/a	—	—

(Decrease) Increase in Profit Before Income Tax	(7,158)	(15,951)	2,776	—	(20,333)

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

	2012
	Functional currency
Net monetary position	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Argentine Peso	n/a	—	—	—	—
Brazilian Reais	—	n/a	—	—	—
US Dollar	(13,175)	(8,590)	1,803	n/a	(19,962)
Uruguayan Peso	—	—	n/a	—	—

(Decrease) Increase in Profit Before Income Tax	(13,175)	(8,590)	1,803	—	(19,962)

The tables above only consider the effect of a hypothetical appreciation / depreciation of the US dollars on our net financial position. A hypothetical appreciation / depreciation of the US dollar against the functional currencies of the Company’s subsidiaries has historically had a positive / negative effect, respectively, on the fair value of the Company’s biological assets and the end prices of the Company’s agriculture produce, both of which are generally linked to the US dollar.

Hedge Accounting - Cash Flow Hedge

Effective July 1, 2013, the Group formally documented and designated cash flow hedging relationships to hedge the foreign exchange rate risk of a portion of its highly probable future sales in US dollars using a portion of its borrowings denominated in US dollars, currency forwards and foreign currency floating-to-fixed interest rate swaps.

Principal amounts of long-term borrowings (non-derivative financial instruments) and notional values of foreign currency forward contracts (derivative financial instruments) were designated as hedging instruments. These instruments are exposed to Brazilian Reais/ US dollar foreign currency risks related to the operations in Brazil and to Argentine Peso/ US dollar foreign currency risks related to the operations in Argentina. Approximately 23.6 % of projected sales qualify as highly probable forecast transactions for hedge accounting purposes and were designated as hedged items.

The Group has prepared formal documentation in order to support the designation above, including an explanation of how the designation of the hedging relationship is aligned with the Group’s Risk Management Policy objective and strategy, identification of the hedging instrument, the hedged transactions, the nature of the risk being hedged and an analysis which demonstrates that the hedge is expected to be highly effective. The Group reassesses the prospective and retrospective effectiveness of the hedge on an ongoing basis comparing the foreign currency component of the carrying amount of the hedging instruments and of the highly probable future sales.

Cash flow hedge accounting permits that gains and losses arising from the effect of changes in foreign currency exchange rates on derivative and non-derivative hedging instruments not be immediately recognized in profit or loss, but be reclassified from equity to profit or loss in the same periods during which the future sales occur, thus allowing for a more appropriate presentation of the results for the period reflecting the strategy in the Group’s Risk Management Policy.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

The Company expects that the cash flows will occur and affect profit or loss between 2014 and 2020.

For the year ended December 31, 2013, a total amount before income tax of US$ 26,694 was recognized in other comprehensive income and an amount of US$ (2,560) loss was reclassified from equity to profit or loss within “Financial results, net”.

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

As of December 31, 2013, cash and cash equivalent of the Group totaled U$S 232.1 million, which could be used for managing liquidity risk.

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

At 31 December 2013	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 Years	Total
Trade and other payables	86,962	587	2,091	268	89,908
Borrowings (excluding finance lease liabilities)	190,244	176,826	296,639	111,536	775,245
Finance leases	405	248	163	—	816
Derivative financial instruments	12,600	—	—	—	12,600

Total	290,211	177,661	298,893	111,804	878,569

At 31 December 2012	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 Years	Total
Trade and other payables	67,119	1,757	26,814	1,280	96,970
Borrowings (excluding finance lease liabilities)	208,590	118,623	227,861	53,861	608,935
Finance leases	517	432	341	—	1,290
Derivative financial instruments	5,751	—	—	—	5,751

Total	281,977	120,812	255,016	55,141	712,946

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

The analysis for the year ended December 31, 2013 is as follows (all amounts are shown in US dollars):

	2013
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
Fixed rate:
Argentine Peso	30,426	—	—	30,426
Brazilian Reais	—	184,958	—	184,958
US Dollar	35,279	15,424	15	50,718
Uruguayan Peso	—	—	—	—

Subtotal Fixed-rate borrowings	65,705	200,382	15	266,102

Variable rate:
Brazilian Reais	—	187,071	—	187,071
US Dollar	38,351	167,868	—	206,219

Subtotal Variable-rate borrowings	38,351	354,939	—	393,290

Total borrowings as per analysis	104,056	555,321	15	659,392

Finance leases	710	29	—	739

Total borrowings as per statement of financial position	104,766	555,350	15	660,131

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

The analysis for the year ended December 31, 2012 is as follows (all amounts are shown in US dollars):

	2012
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
Fixed rate:
Argentine Peso	18,039	—	—	18,039
Brazilian Reais	—	119,340	—	119,340
US Dollar	70,221	—	501	70,722
Uruguayan Peso	—	—	44	44

Subtotal Fixed-rate borrowings	88,260	119,340	545	208,145

Variable rate:
Brazilian Reais	—	197,171	—	197,171
US Dollar	52,112	80,584	—	132,696

Subtotal Variable-rate borrowings	52,112	277,755	—	329,867

Total borrowings as per analysis	140,372	397,095	545	538,012

Finance leases	1,046	75	—	1,121

Total borrowings as per statement of financial position	141,418	397,170	545	539,133

For the years ended December 31, 2013 and 2012, if interest rates on floating-rate borrowings had been 1% higher with all other variables held constant, the Group’s (Loss) / Profit Before Income Tax for the years would have (increased) / decreased as shown below. A 1% decrease in interest rates would have an equal and opposite effect on the income statement.

	2013
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
Variable rate:
Brazilian Reais	—	(1,871)	—	(1,871)
US Dollar	(384)	(1,679)	—	(2,063)

Total effects on Profit Before Income Tax	(384)	(3,550)	—	(3,934)

	2012
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
Variable rate:
Brazilian Reais	—	(1,972)	—	(1,972)
US Dollar	(521)	(806)	—	(1,327)

Total effects on Profit Before Income Tax	(521)	(2,778)	—	(3,299)

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

The Group sells manufactured products, agricultural products and offers services to a large base of customers. Type and class of customers may differ depending on the Group’s business segments. For the years ended December 31, 2013 and 2012, more than 78% and 55% of the Group’s sales of crops were sold to 35 and 11 well-known customers (both multinational or local) with good credit history with the Group. In the Sugar, Ethanol and Energy segment, sales of ethanol were concentrated in 21 and 10 customers, which represented 94% and 89% of total sales of ethanol for the years ended December 31, 2013 and 2012, respectively. Approximately 83% and 79% of the Group’s sales of sugar were concentrated in 6 and 5 well-known traders for the years ended December 31, 2013 and 2012, respectively. The remaining 17% and 21%, which mainly relates to “crystal sugar”, were dispersed among several customers. In 2013 and 2012, energy sales are 95% and 100% concentrated in 4 and 3 major customers. In the dairy segment, 55% and 43% of the sales were concentrated in 4 and 1 well-known customers.

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

The Group is exposed to counterparty credit risk on cash and cash equivalent balances. The Group holds cash on deposit with a number of financial institutions. The Group manages its credit risk exposure by limiting individual deposits to clearly defined limits. The Group only deposits with high quality banks and financial institutions. The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents in the statement of financial position. As of December 31, 2013 and 2012, the total amount of cash and cash equivalents mainly comprise cash in banks and short-term bank deposits. The Group is authorized to transact with banks rated “BBB+” or higher. As of December 31, 2013 and 2012, 7 and 8 banks (primarily HSBC, Rabobank, Banco do Brasil, Votorantim, Itau, Citibank, and ABC Brasil) accounted for more than 85% of the total cash deposited. The remaining amount of cash and cash equivalents relates to cash in hand. Additionally, during the year ended December 31, 2013, the Group invested in fixed-term bank deposits with mainly four banks (Banco do Brasil, Itau, Votorantim and ABC Brasil) and also entered into derivative contracts (currency forward). The Group does not have investment in securities or other financial instruments for which risk may have increased due to the financial credit crisis. The Group’s exposure of credit risk arising from cash and cash equivalents is set out in Note 15.

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

Similarly, transactions involving derivative financial instruments are with counterparties with high credit ratings (see Note 12 for details). The Group arranged interest rate swaps with Rabobank, BGT Pactual, HSBC and Votorantim in Brazil and Rabobank in Argentina. The Group also entered into crop commodity futures traded in the established trading markets of Argentina and Brazil through well-rated brokers. Management does not expect any counterparty to fail to meet its obligations.

•	Capital risk management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, it may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt. Consistent with others in the industry, the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as total debt (including current and non-current borrowings as shown in the consolidated statement of financial position, if applicable) divided by total capital. Total capital is calculated as equity, as shown in the consolidated statement of financial position, plus total debt. During the year ended December 31, 2013, the strategy was to maintain the gearing ratio within 0.18 to 0.50, as follows:

	2013	2012
Total Debt	660,131	539,133
Total Equity	854,349	1,026,043

Total Capital	1,514,480	1,565,176

Gearing Ratio	0.44	0.34

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

The following tables show the outstanding positions for each type of derivative contract as of the date of each statement of financial position:

•	Futures/ options

As of December 31, 2013:

	2013
Type of derivative contract	Quantities (thousands) (**)	Notional amount	Fair Value Asset/ (Liability)	(Loss)/Gain (*)
Futures:
Sale
Corn	19	3,054	22	22
Soybean	74	26,092	310	310
Wheat	89	15,883	859	859
Sugar	138	53,518	2,187	2,187
OTC:
Soybean	14	6,400	190	190
Options:
Buy put
Soybean	38	348	534	186
Sell call
Soybean	1	(7)	(7)	—
Sell put
Soybean	51	(160)	(190)	(30)

Total	424	105,128	3,905	3,724

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

Commencing in May 2012, the Group then entered into a US$ 60 million floating-to-fixed interest rate forward swap expiring November 15, 2016 expecting to hedge against the variability of the cash flows of the new IDB Tranche B facility (see Note 21). The redefined facility comprises a five-year US$ 60 million loan bearing interest at 180-day LIBOR plus 4.45% per annum (fixed interest rate: 5.70%).

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

The Group did not apply hedge accounting to any of these agreements. As of December 31, 2013 and 2012, the Group recorded a liability of US$ 0.60 million and US$ 0.22 million, respectively, the estimated fair value of the outstanding swaps at those dates.

•	Foreign currency fixed-to-floating interest rate swap

In August and September 2012 the Group’s subsidiary in Brazil, Adecoagro Vale do Ivinhema entered into a interest rate swap operation with Deutsche Bank in an aggregate amount of US$ 30 million (US$ 15 million per month). In those operations Adecoagro Vale do Ivinhema receives exchange variation plus 4.37% per year, and pays CDI (an interbank floating interest rate in Reais) plus 2% per year, and at the same time convert the currency interest payment into Reais at a fixed exchange rate. The Group did not apply hedge accounting to this instrument. This swap expired on June 2013.

•	Foreign currency floating-to-fixed interest rate swap

In June 2012 the Group’s subsidiary in Brazil, Adecoagro Vale do Ivinhema entered into a Reais 230 million syndicated loan with Rabobank International Brasil, BGT Pactual, HSBC and Votorantim. The loan bears interest at a variable rate of CDI plus 3.60% per annum. At same moment and with same banks, the Company entered into a swap operation, which intention is to effectively convert the principal amount and interest rate denominated in Reais, to a principal amount an interest rate denominated in US$, plus a fixed rate of 7.70% per annum. The swap expires according to the due dates of the loan, until December 2015. As of December 31, 2013 and 2012, the Group recorded a liability of US$ 10.06 and US$ 0.33 million representing the estimated fair value of the swap as of that date.

•	Currency forward

During the years ended December 31, 2013, 2012 and 2011, the Group entered into several currency forward contracts with Brazilian banks in order to hedge the fluctuation of the Brazilian Reais against the US Dollar for a total aggregate amount of US$ 12.5 million, US$ 56.9 million, and US$ 58.5 million, respectively. The currency forward contract entered in 2013 and outstanding as of December 31, 2013 has maturity date in June 2014, while those entered in 2012 had maturity dates ranging between June 2013 and December 2013, and those entered in 2011 had maturity dates ranging between February 2012 and December 2012. The outstanding contracts resulted in a recognition of a loss of US$ 3.1 million in 2013 and of a gain of US$ 0.8 million in 2012 and a loss of US$ 8.5 million in 2011. Gains and losses on currency forward contracts are included within “Financial results, net” in the statement of income.

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

Goodwill on acquisition is initially measured at cost (see Note 2.8). As of the acquisition date, any goodwill acquired is allocated to the cash-generating unit (‘CGU’) expected to benefit from the business combination.

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

Management reviewed the carrying amounts of its property, plant and equipment and finite lived intangible assets as of December 31, 2013 to determine whether there was any indication of potential impairment. Management concluded that no impairment testing for property, plant and equipment and finite lived intangible assets was necessary as of year-end. As regards the mandatory impairment testing of goodwill, management tested all CGUs with allocated goodwill in Argentina, Uruguay and Brazil as of September 30, 2013 and determined that none of the CGUs were impaired as of that date. There were no events or changes in circumstances, which would warrant an impairment testing of goodwill as of December 31, 2013.

CGUs tested based on a fair-value-less-costs-to-sell model at September 30, 2013 and 2012:

Based on the criteria described above, management identified a total amount of forty-one CGUs as of September 30, 2013 and forty-three CGUs as of September 30, 2012 for purposes of the impairment testing.

As of September 30, 2013, the Group identified 10 CGUs in Argentina and Uruguay (2012: 10 CGUs) to be tested based on this model (all CGUs with allocated goodwill). Estimating the fair value less costs-to-sell is based on the best information available, and refers to the amount at which the CGU could be bought or sold in a current transaction between willing parties. In calculating the fair value less costs-to-sell, management may be assisted by the work of external advisors. When using this model, the Group applies the “sales comparison approach” as its method of valuing most properties. This method relies on results of sales of similar agricultural properties to estimate the value of the CGU. This approach is based on the theory that the fair value of a property is directly related to the selling prices of similar properties.

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

The following table shows only the 10 CGUs (2012: 10 CGUs) where goodwill was allocated at each period end and the corresponding amount of goodwill allocated to each one:

CGU / Operating segment / Country	September 30, 2013	September 30, 2012
La Carolina / Crops / Argentina	30	149
La Carolina / Cattle / Argentina	111	24
El Orden / Crops / Argentina	109	182
El Orden / Cattle / Argentina	63	30
La Guarida / Crops / Argentina	1,677	2,179
La Guarida / Cattle / Argentina	265	216
Los Guayacanes / Crops / Argentina	1,349	1,664
Doña Marina / Rice / Argentina	4,765	5,877
Huelen / Crops / Argentina	5,339	6,585
El Colorado / Crops / Argentina	2,694	3,323

Closing net book value of goodwill allocated to CGUs tested (Note 8)	16,402	20,229

Closing net book value of PPE items and other assets allocated to CGUs tested	80,385	99,413

Total assets allocated to CGUs tested	96,787	119,642

Based on the testing above, the Group determined that none of the CGUs, with allocated goodwill, were impaired at September 30, 2013 and 2012.

CGUs tested based on a value-in-use model at September 30, 2013 and 2012:

Based on the criteria described above, management identified a total amount of forty-one CGUs as of September 30, 2013 and forty-three CGUs as of September 30, 2012 for purposes of the impairment testing.

As of September 30, 2013, the Group identified 3 CGUs (2012: 3 CGUs) in Brazil to be tested base on this model (all CGUs with allocated goodwill). In performing the value-in-use calculation, the Group applied pre-tax rates to discount the future pre-tax cash flows. In each case, these key assumptions have been made by management reflecting past experience and are consistent with relevant external sources of information, such as appropriate market data. In calculating value-in-use, management may be assisted by the work of external advisors.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.	Critical accounting estimates and judgments (continued)

The key assumptions used by management in the value-in-use calculations which are considered to be most sensitive to the calculation are:

Key Assumptions	September 30, 2013	September 30, 2012
Financial projections	Covers 4 years for UMA	Covers 4 years for UMA
	Covers 8 years for AVI	Covers 8 years for AVI
Yield average growth rates	0-3%	0-3%
Future pricing increases	3% per annum	3% per annum
Future cost increases	3% per annum	3% per annum
Discount rates	7.65%	9.16%
Perpetuity growth rate	4.5%	4.5%

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

The following table shows only the 3 CGUs where goodwill was allocated at each period end and the corresponding amount of goodwill allocated to each one:

CGU/ Operating segment	September 30, 2013	September 30, 2012
AVI / Sugar, Ethanol and Energy	7,121	7,820
UMA / Sugar, Ethanol and Energy	2,671	2,933
UMA (f.k.a. Alfenas Café Ltda) / Coffee	1,017	1,099

Closing net book value of goodwill allocated to CGUs tested (Note 8)	10,809	11,852

Closing net book value of PPE items and other assets allocated to CGUs tested	559,332	517,052

Total assets allocated to 3 CGUs tested	570,141	528,904

Based on the testing above, the Group determined that none of the CGUs, with allocated goodwill, were impaired at September 30, 2013 and 2012.

Management views these assumptions as conservative and does not believe that any reasonable change in the assumptions would cause the carrying value of these CGU’s to exceed the recoverable amount.

(c) Biological assets

The nature of the Group’s biological assets and the basis of determination of their fair value are explained under Note 2.11. The discounted cash flow model requires the input of highly subjective assumptions including observable and unobservable data. Generally the estimation of the fair value of biological assets is based on models or inputs that are not observable in the market and the use of unobservable inputs is significant to the overall valuation of the assets. Unobservable inputs are determined based on the best information available, for example by reference to historical information of past practices and results, statistical and agronomical information, and other analytical techniques. Key assumptions include future market prices, estimated yields at the point of harvest, estimated production cycle, future cash flows, future costs of harvesting and other costs, and estimated discount rate.

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

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Segment information (continued)

Segment analysis for the year ended December 31, 2013

	Farming						Sugar, Ethanol	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	Coffee	Cattle	Farming subtotal	and Energy
Sales of manufactured products and services rendered	510	104,576	—	—	3,237	108,323	316,984	—	—	425,307
Cost of manufactured products sold and services rendered	—	(84,654)	—	—	(89)	(84,743)	(187,518)	—	—	(272,261)

Gross Profit from Manufacturing Activities	510	19,922	—	—	3,148	23,580	129,466	—	—	153,046

Sales of agricultural produce and biological assets	184,607	2,517	30,661	439	616	218,840	477	—	—	219,317
Cost of agricultural produce sold and direct agricultural selling expenses	(184,607)	(2,517)	(30,661)	(439)	(616)	(218,840)	(477)	—	—	(219,317)
Initial recognition and changes in fair value of biological assets and agricultural produce	24,356	8,339	7,761	(8,332)	(267)	31,857	(70,980)	—	—	(39,123)
Changes in net realizable value of agricultural produce after harvest	12,607	—	—	121	—	12,728	147	—	—	12,875

Gross Profit / (loss) from Agricultural Activities	36,963	8,339	7,761	(8,211)	(267)	44,585	(70,833)	—	—	(26,248)

Margin on Manufacturing and Agricultural Activities Before Operating Expenses	37,473	28,261	7,761	(8,211)	2,881	68,165	58,633	—	—	126,798

General and administrative expenses	(4,101)	(4,424)	(1,087)	(1,119)	—	(10,731)	(19,434)	—	(23,187)	(53,352)
Selling expenses	(6,236)	(16,104)	(454)	(422)	(75)	(23,291)	(44,571)	—	(207)	(68,069)
Other operating income, net	7,632	438	494	(291)	(1)	8,272	13,290	28,172	(84)	49,650
Share of loss of joint ventures	(219)	—	—	—	—	(219)	—	—	—	(219)

Profit / (loss) from Operations Before Financing and Taxation	34,549	8,171	6,714	(10,043)	2,805	42,196	7,918	28,172	(23,478)	54,808

Profit from discontinued operations	—	—	1,767	—	—	1,767	—	—	—	1,767
Depreciation and amortization	(2,171)	(4,731)	(1,086)	(375)	(89)	(8,452)	(59,980)	—	—	(68,432)
Initial recognition and changes in fair value of biological assets (unrealized)	894	2,211	(234)	(8,121)	—	(5,250)	(47,341)	—	—	(52,591)
Initial recognition and changes in fair value of agricultural produce (unrealized)	3,956	669	—	(211)	—	4,414	(5,279)	—	—	(865)
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	19,506	5,459	7,995	—	(267)	32,693	(18,360)	—	—	14,333
Changes in net realizable value of agricultural produce after harvest (unrealized)	(292)	—	—	—	—	(292)	—	—	—	(292)
Changes in net realizable value of agricultural produce after harvest (realized)	12,899	—	—	121	—	13,020	147	—	—	13,167

Property, plant and equipment, net	157,664	55,411	20,097	8,293	2,040	243,505	547,015	—	—	790,520
Investment property	—	—	—	—	10,147	10,147	—	—	—	10,147
Goodwill	9,956	4,233	—	978	389	15,556	9,313	—	—	24,869
Biological assets	35,982	30,596	9,450	1,944	396	78,368	213,776	—	—	292,144
Investment in joint ventures	3,179	—	—	—	—	3,179	—	—	—	3,179
Inventories	27,240	10,128	1,563	213	—	39,144	69,245	—	—	108,389

Total segment assets	234,021	100,368	31,110	11,428	12,972	389,899	839,349	—	—	1,229,248

Borrowings	68,886	41,906	10,477	—	—	121,269	538,862	—	—	660,131

Total segment liabilities	68,886	41,906	10,477	—	—	121,269	538,862	—	—	660,131

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Segment information (continued)

Segment analysis for the year ended December 31, 2012

	Farming						Sugar, Ethanol	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	Coffee	Cattle	Farming subtotal	and Energy
Sales of manufactured products and services rendered	589	92,438	—	—	4,390	97,417	282,109	—	—	379,526
Cost of manufactured products sold and services rendered	—	(78,617)	—	—	(230)	(78,847)	(185,131)	—	—	(263,978)

Gross Profit from Manufacturing Activities	589	13,821	—	—	4,160	18,570	96,978	—	—	115,548

Sales of agricultural produce and biological assets	195,617	1,466	18,868	8,363	637	224,951	223	—	—	225,174
Cost of agricultural produce sold and direct agricultural selling expenses	(195,617)	(1,466)	(18,868)	(8,363)	(637)	(224,951)	(223)	—	—	(225,174)
Initial recognition and changes in fair value of biological assets and agricultural produce	35,471	6,463	2,060	(4,196)	(131)	39,667	(23,024)	—	—	16,643
Changes in net realizable value of agricultural produce after harvest	15,850	—	—	154	—	16,004	—	—	—	16,004

Gross Profit / (loss) from Agricultural Activities	51,321	6,463	2,060	(4,042)	(131)	55,671	(23,024)	—	—	32,647

Margin on Manufacturing and Agricultural Activities Before Operating Expenses	51,910	20,284	2,060	(4,042)	4,029	74,241	73,954	—	—	148,195

General and administrative expenses	(4,436)	(4,072)	(906)	(1,082)	(23)	(10,519)	(22,239)	—	(24,933)	(57,691)
Selling expenses	(5,904)	(16,157)	(319)	(304)	(60)	(22,744)	(35,690)	—	(168)	(58,602)
Other operating income, net	(9,330)	1,065	22	2,387	(16)	(5,872)	9,797	27,513	(341)	31,097

Profit / (loss) from Operations Before Financing and Taxation	32,240	1,120	857	(3,041)	3,930	35,106	25,822	27,513	(25,442)	62,999

Loss from discontinued operations	—	—	(4,040)	—	—	(4,040)	—	—	—	(4,040)
Depreciation and amortization	(2,073)	(3,823)	(896)	(587)	(189)	(7,568)	(46,900)	—	—	(54,468)
Initial recognition and changes in fair value of biological assets (unrealized)	6,169	4,352	115	(2,615)	—	8,021	(24,783)	—	—	(16,762)
Initial recognition and changes in fair value of agricultural produce (unrealized)	4,803	—	—	(1,581)	—	3,222	205	—	—	3,427
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	24,499	2,111	1,945	—	(131)	28,424	1,554	—	—	29,978
Changes in net realizable value of agricultural produce after harvest (unrealized)	877	—	—	1,147	—	2,024	—	—	—	2,024
Changes in net realizable value of agricultural produce after harvest (realized)	14,973	—	—	(993)	—	13,980	—	—	—	13,980

Property, plant and equipment, net	200,223	68,527	22,047	21,081	11,065	322,943	557,954	—	—	880,897
Investment property	—	—	—	—	15,542	15,542	—	—	—	15,542
Goodwill	13,201	5,613	—	1,093	516	20,423	10,677	—	—	31,100
Biological assets	42,091	30,836	12,149	16,211	979	102,266	195,870	—	—	298,136
Investment in joint ventures	—	—	2,613	—	—	2,613	—	—	—	2,613
Financial assets	11,878	—	—	—	—	11,878	—	—	—	11,878
Inventories	29,731	12,411	2,376	2,562	—	47,080	48,241	—	—	95,321

Total segment assets	297,124	117,387	39,185	40,947	28,102	522,745	812,742	—	—	1,335,487

Borrowings	79,820	56,567	14,142	8,686	—	159,215	379,918	—	—	539,133

Total segment liabilities	79,820	56,567	14,142	8,686	—	159,215	379,918	—	—	539,133

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Segment information (continued)

Segment analysis for the year ended December 31, 2011

	Farming						Sugar, Ethanol	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	Coffee	Cattle	Farming subtotal	and Energy
Sales of manufactured products and services rendered	557	82,523	—	713	4,746	88,539	277,318	—	—	365,857
Cost of manufactured products sold and services rendered	—	(68,721)	—	(629)	(408)	(69,758)	(167,646)	—	—	(237,404)

Gross Profit from Manufacturing Activities	557	13,802	—	84	4,338	18,781	109,672	—	—	128,453

Sales of agricultural produce and biological assets	147,389	721	19,697	13,457	963	182,227	—	—	—	182,227
Cost of agricultural produce sold and direct agricultural selling expenses	(147,389)	(721)	(19,697)	(13,457)	(963)	(182,227)	—	—	—	(182,227)
Initial recognition and changes in fair value of biological assets and agricultural produce	38,014	10,139	6,939	(697)	468	54,863	31,948	—	—	86,811
Gain from changes in net realizable value of agricultural produce after harvest	10,953	—	—	(430)	—	10,523	—	—	—	10,523

Gross Profit / (loss) from Agricultural Activities	48,967	10,139	6,939	(1,127)	468	65,386	31,948	—	—	97,334

Margin on Manufacturing and Agricultural Activities Before Operating Expenses	49,524	23,941	6,939	(1,043)	4,806	84,167	141,620	—	—	225,787

General and administrative expenses	(8,003)	(6,278)	(1,173)	(1,153)	(269)	(16,876)	(21,082)	—	(27,184)	(65,142)
Selling expenses	(2,270)	(14,488)	(401)	(463)	(74)	(17,696)	(41,708)	—	—	(59,404)
Other operating income, net	1,843	372	(2)	2,020	(3)	4,230	11,220	8,832	299	24,581

Profit / (loss) from Operations Before Financing and Taxation	41,094	3,547	5,363	(639)	4,460	53,825	90,050	8,832	(26,885)	125,822

Loss from discontinued operations	—	—	(1,034)	—	—	(1,034)	—	—	—	(1,034)
Depreciation and amortization	(1,469)	(3,105)	(600)	(530)	(226)	(5,930)	(28,254)	—	—	(34,184)
Initial recognition and changes in fair value of biological assets (unrealized)	—	—	1,503	(1,394)	—	109	8,797	—	—	8,906
Initial recognition and changes in fair value of agricultural produce (unrealized)	1,474	2,234	—	697	—	4,405	3,825	—	—	8,230
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	36,540	7,905	5,436	—	468	50,349	19,326	—	—	69,675
Gain from changes in net realizable value of agricultural produce after harvest (unrealized)	1,944	—	—	(128)	—	1,816	—	—	—	1,816
Gain from changes in net realizable value of agricultural produce after harvest (realized)	9,009	—	—	(302)	—	8,707	—	—	—	8,707

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Segment information (continued)

Total segment assets are measured in a manner consistent with that of the consolidated financial statements. These assets are allocated based on the operations of the segment and the physical location of the asset. The Group’s investment in CHS S.A. is allocated to the ‘Crops’ segment. Therefore, the Group’s share of profit or loss after income taxes and its carrying amount are reported in this segment.

Total reportable segments’ assets are reconciled to total assets as per the statement of financial position as follows:

	2013	2012
Total reportable assets as per Segment Information	1,229,248	1,335,487
Intangible assets (excluding goodwill)	2,472	1,780
Deferred income tax assets	48,368	35,391
Trade and other receivables	194,432	179,878
Other assets	707	1,398
Derivative financial instruments	4,102	5,212
Cash and cash equivalents	232,147	218,809

Total assets as per the Statement of Financial Position	1,711,476	1,777,955

Total segment liabilities are measured in a manner consistent with that of the consolidated financial statements. These liabilities are allocated based on the operations of the segment.

Total reportable segments’ liabilities are reconciled to total liabilities as per the statement of financial position as follows:

	2013	2012
Total reportable liabilities as per Segment Information	660,131	539,133
Trade and other payables	95,916	104,260
Deferred income tax liabilities	57,623	75,389
Payroll and social liabilities	27,597	24,460
Provisions for other liabilities	2,950	2,732
Current income tax liabilities	310	187
Derivative financial instruments	12,600	5,751

Total liabilities as per the Statement of Financial Position	857,127	751,912

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

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Segment information (continued)

As of and for the year ended December 31, 2013:

	Argentina	Brazil	Uruguay	Total
Property, plant and equipment	206,852	573,675	9,993	790,520
Investment property	10,147	—	—	10,147
Intangible assets	1,725	747	—	2,472
Goodwill	14,579	10,290	—	24,869
Investment in joint ventures	3,179	—	—	3,179
Non-current portion of biological assets	9,483	215,720	—	225,203

Initial recognition and changes in fair value of biological assets and agricultural produce	33,640	(76,511)	3,748	(39,123)
(Loss) Gain from changes in net realizable value of agricultural produce after harvest	12,850	(40)	65	12,875
Sales of manufactured products sold and services rendered	108,281	312,607	4,419	425,307
Sales of agricultural produce and biological assets	190,391	16,459	12,467	219,317

As of and for the year ended December 31, 2012:

	Argentina	Brazil	Uruguay	Total
Property, plant and equipment	272,730	597,284	10,883	880,897
Investment property	15,542	—	—	15,542
Intangible assets	1,187	593	—	1,780
Goodwill	19,329	11,771	—	31,100
Investment in joint ventures	2,613	—	—	2,613
Non-current portion of biological assets	12,885	212,081	—	224,966

Initial recognition and changes in fair value of biological assets and agricultural produce	39,475	(25,002)	2,170	16,643
Gain from changes in net realizable value of agricultural produce after harvest	16,190	(31)	(155)	16,004
Sales of manufactured products sold and services rendered	96,945	282,536	45	379,526
Sales of agricultural produce and biological assets	178,990	31,956	14,228	225,174

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

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.	Property, plant and equipment

Changes in the Group’s property, plant and equipment in 2013 and 2012 were as follows:

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and fittings	Computer equipment	Vehicles	Work in progress	Total
At January 1, 2012
Cost	313,685	4,068	190,704	319,661	3,355	3,122	84,556	919,151
Accumulated depreciation	—	(3,138)	(37,087)	(115,220)	(1,881)	(2,129)	—	(159,455)

Net book amount	313,685	930	153,617	204,441	1,474	993	84,556	759,696

Year ended December 31, 2012
Opening net book amount	313,685	930	153,617	204,441	1,474	993	84,556	759,696
Exchange differences	(34,911)	2	(13,800)	(17,418)	(123)	(254)	(9,348)	(75,852)
Additions	—	29	756	35,840	862	1,585	208,507	247,579
Acquisition of subsidiary (Note 32)	—	—	—	—	—	—	—	—
Transfers from investment property (Note 7)	9,625	—	—	—	—	—	—	9,625
Transfers	—	9,287	24,528	26,634	27	—	(60,476)	—
Disposals	—	—	(85)	(806)	(6)	(26)	—	(923)
Disposals of subsidiaries	(4,118)	—	(30)	(1)	—	—	—	(4,149)
Reclassification to non-income tax credits (*)	—	—	(188)	(774)	—	—	—	(962)
Depreciation (Note 26)	—	(1,731)	(15,912)	(35,275)	(641)	(558)	—	(54,117)

Closing net book amount	284,281	8,517	148,886	212,641	1,593	1,740	223,239	880,897

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.	Property, plant and equipment (continued)

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and fittings	Computer equipment	Vehicles	Work in progress	Total
At December 31, 2012
Cost	284,281	13,386	201,885	363,136	4,115	4,427	223,239	1,094,469
Accumulated depreciation	—	(4,869)	(52,999)	(150,495)	(2,522)	(2,687)	—	(213,572)

Net book amount	284,281	8,517	148,886	212,641	1,593	1,740	223,239	880,897

Year ended December 31, 2013
Opening net book amount	284,281	8,517	148,886	212,641	1,593	1,740	223,239	880,897
Exchange differences	(59,531)	(1,826)	(22,513)	(25,973)	(179)	(365)	(30,042)	(140,429)
Additions	—	194	9,896	46,621	1,387	326	72,055	130,479
Acquisition of subsidiary (Note 32)	—	—	—	—	—	—	—	—
Transfers from investment property (Note 7)	1,664	—	—	—	—	—	—	1,664
Transfers	(12)	4,012	87,049	116,565	67	(8)	(207,673)	—
Disposals	(7,638)	(20)	(615)	(2,156)	(16)	(35)	—	(10,480)
Disposals of subsidiaries	(1,921)	—	(373)	—	—	—	—	(2,294)
Reclassification to non-income tax credits (*)	—	—	(837)	454	—	—	—	(383)
Depreciation (Note 26)	—	(2,025)	(15,031)	(50,242)	(1,162)	(474)	—	(68,934)

Closing net book amount	216,843	8,852	206,462	297,910	1,690	1,184	57,579	790,520

At December 31, 2013
Cost	216,843	15,746	274,492	498,647	5,374	4,345	57,579	1,073,026
Accumulated depreciation	—	(6,894)	(68,030)	(200,737)	(3,684)	(3,161)	—	(282,506)

Net book amount	216,843	8,852	206,462	297,910	1,690	1,184	57,579	790,520

(*)	Brazilian federal tax law allows entities to take a percentage of the total cost of the assets purchased as a tax credit. As of December 31, 2013, ICMS tax credits were reclassified to trade and other receivables.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.	Property, plant and equipment (continued)

An amount of US$ 61,109; US$ 47,935 and US$ 28,407 of depreciation charges are included in “Cost of manufactured products sold and services rendered” for the years ended December 31, 2013, 2012 and 2011, respectively. An amount of US$ 6,352; US$ 5,557 and US$ 4,424 of depreciation charges are included in “General and administrative expenses” for the years ended December 31, 2013, 2012 and 2011, respectively. An amount of US$ 503, US$ 625 and US$ 1,016 of depreciation charges are included in “Selling expenses” for the years ended December 31, 2013, 2012 and 2011, respectively. An amount of US$ 970, US$ nil and US$ 906 of depreciation charges were not charged to the statement of income and were capitalized in “Inventories” for the years ended December 31, 2013, 2012 and 2011, respectively.

During the year ended December 31, 2013, borrowing costs of US$ 10,074 (2012: US$ 17,506) were capitalized as components of the cost of acquisition or construction for qualifying assets.

Certain of the Group’s assets have been pledged as collateral to secure the Group’s borrowings and other payables. The net book value of the pledged assets amounts to US$ 488,674 as of December 31, 2013 (2012: US$ 305,032).

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

7.	Investment property

Changes in the Group’s investment property in 2013 and 2012 were as follows:

	2013	2012
Beginning of the year	15,542	27,883
Transfers (i)	(1,664)	(9,625)
Exchange difference	(3,731)	(2,716)

End of the year	10,147	15,542

Cost	10,147	15,542
Accumulated depreciation	—	—

Net book amount	10,147	15,542

The following amounts have been recognized in the statement of income in the line “Sales of manufactured products and services rendered”:

	2013	2012	2011
Rental income	3,446	4,735	4,980

(i)	Transferred to property, plant and equipment in 2013 and 2012. Relates to finalization of contracts with third parties.

As of December 31, 2013, the fair value (level 3) of investment property was US$ 58 million (2012: US$ 67 million).

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

8.	Intangible assets

Changes in the Group’s intangible assets in 2013 and 2012 were as follows:

	Goodwill	Trademarks	Software	Others	Total
At January 1, 2012
Cost	34,886	2,667	818	—	38,371
Accumulated amortization	—	(1,075)	(541)	—	(1,616)

Net book amount	34,886	1,592	277	—	36,755

Year ended December 31, 2012
Opening net book amount	34,886	1,592	277	—	36,755
Exchange differences	(3,786)	(65)	(32)	—	(3,883)
Additions	—	—	276	83	359
Amortization charge (i) (Note 26)	—	(171)	(180)	—	(351)

Closing net book amount	31,100	1,356	341	83	32,880

At December 31, 2012
Cost	31,100	2,602	1,062	83	34,847
Accumulated amortization	—	(1,246)	(721)	—	(1,967)

Net book amount	31,100	1,356	341	83	32,880

Year ended December 31, 2013
Opening net book amount	31,100	1,356	341	83	32,880
Exchange differences	(6,231)	(76)	(129)	(11)	(6,447)
Additions	—	—	1,319	57	1,376
Amortization charge (i) (Note 26)	—	(151)	(188)	(129)	(468)

Closing net book amount	24,869	1,129	1,343	—	27,341

At December 31, 2013
Cost	24,869	2,526	2,252	129	29,776
Accumulated amortization	—	(1,397)	(909)	(129)	(2,435)

Net book amount	24,869	1,129	1,343	—	27,341

(i)	An amount of US$ 188 and US$ 180 of amortization charges are included in “General and administrative expenses” for the years ended December 31, 2013 and 2012, respectively. An amount of US$ 280 and US$ 171 of amortization charges are included in “Selling expenses” for the years ended December 31, 2013 and 2012, respectively. There were no impairment charges for any of the years presented (see Note 4 (b)).

9.	Biological assets

Changes in the Group’s biological assets in 2013 and 2012 were as follows:

	2013	2012
Beginning of the year	298,136	239,600
Increase due to purchases	729	1,678
Initial recognition and changes in fair value of biological assets (i)	(39,123)	16,643
Decrease due to harvest	(325,032)	(317,645)
Decrease due to disposals	(39,490)	(20,908)
Costs incurred during the year	441,881	395,339
Exchange differences	(44,957)	(16,571)

End of the year	292,144	298,136

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

9.	Biological assets (continued)

(i)	Biological asset with a production cycle of more than one year (that is, sugarcane, coffee, dairy and cattle) generated “Initial recognition and changes in fair value of biological assets” amounting to US$ (71,818) for the year ended December 31, 2013 (2021: US$ (25,291); 2011: US$ 38,658). In 2013, an amount of US$ (29,781) (2012: US$ (21,984); 2011: US$ 101,671) was attributable to price changes, and an amount of US$ (42,037) (2012: US$ (3,307); 2011: US$ (63,013)) was attributable to physical changes.

Biological assets in 2013 and 2012 were as follows:

	2013	2012
Non-current
Cattle for dairy production (i)	9,450	12,149
Other cattle (ii)	33	736
Sown land – coffee (iii)	1,944	16,211
Sown land – sugarcane (iii)	213,776	195,870

	225,203	224,966

Current
Other cattle (iv)	363	243
Sown land – crops (ii)	35,982	42,091
Sown land – rice (ii)	30,596	30,836

	66,941	73,170

Total biological assets	292,144	298,136

(i)	Classified as bearer and mature biological assets.
(ii)	Classified as consumable and immature biological assets.
(iii)	Classified as bearer and immature biological assets.
(iv)	As of December 31, 2013, and amount of US$ 363 (2012: 243) was classified as consumable and mature biological assets, and an amount of US$ 215,720 (2012: nil) was classified as consumable and immature biological assets.

The fair value less estimated point of sale costs of agricultural produce at the point of harvest amounted to US$ 169,614 for the year ended December 31, 2013 (2012: US$ 304,221; 2011: US$ 325,843).

A drought occurred during December 2011 affecting some of farms in Argentina and Uruguay. As a result, the expected yield consider in the Biological Asset model was reduced generating a negative impact in “Initial recognition and changes in fair value of biological assets and agricultural produce” of US$ 4.5 million as of December 31, 2011.

The following table presents the Group´s biological assets that are measured at fair value al December 31, 2013:

	2013
	Level 1	Level 2	Level 3	Total

Cattle for dairy production	—	9,450	—	9,450
Other cattle	—	396	—	396
Sown land – coffee	—	—	1,944	1,944
Sown land – sugarcane	—	—	213,776	213,776
Sown land – crops	—	—	35,982	35,982
Sown land – rice	—	—	30,596	30,596

There were no transfers between any levels during the year.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

9.	Biological assets (continued)

The movement in the fair value of the assets within level 3 of the hierarchy is as follows:

	Sown land – coffee	Sown land – sugarcane	Sown land – crops	Sown land – rice
Beginning of the year	16,211	196,083	41,876	30,836
Initial recognition and changes in fair value of biological assets (i)	(8,331)	(70,982)	24,357	8,339
Decrease due to harvest	—	(154,187)	(122,313)	(48,532)
Decrease due to disposals	(8,213)	—	—	—
Costs incurred during the year	2,586	273,375	98,355	44,457
Exchange differences	(309)	(30,513)	(6,293)	(4,504)

End of the year	1,944	213,776	35,982	30,596

(i)	Change in unrealized gains or losses for the year included in profit or loss for assets held at the end of the reporting period, under “Initial recognition and changes in fair value of biological assets” amounted to US$ 53,222 loss (see Note 5).

The following significant unobservable inputs were used to measure the Group´s biological assets:

Description	Valuation technique(s)	Unobservable inputs	Range of unobservable inputs	Relationship of unobservable inputs to fair value
Sown land – coffee	Discounted cash flows	Coffee yield – tonnes per hectare; Production Costs – US$ per hectare.	-Coffee yield: 1.8-3.0 tn/ha -Production Costs: 6,000-8,000 USS/ha	The higher the coffee yield, the higher the fair value. The higher the costs per hectare, the lower the fair value.

Sown land – sugarcane	Discounted cash flows	Sugarcane yield – tonnes per hectare; Sugarcane TRS (kg of sugar per ton of cane) Production Costs – US$ per hectare. (Include maintenance, harvest and leasing costs)	-Sugarcane yield: 60-90 tn/ha -Sugarcane TRS: 120-147 kg of sugar/ton of cane -Maintenance costs: 402-603 US$/ha -Harvest costs: 10.2-15.4 US$/ton of cane -Leasing costs: 11.5-17.3 tn/ha	The higher the sugarcane yield, the higher the fair value. The higher the maintenance, harvest and leasing costs per hectare, the lower the fair value. The higher the TRS of sugarcane, the higher the fair value.

Sown land – crops	Discounted cash flows	Crops yield – tonnes per hectare; Commercial Costs – usd per hectare; Production Costs – US$ per hectare.	-Crops yield: 2.12-2.83 tn/ha for Wheat, 4.81-6.46 tn/ha for Corn, 1.91-2.49 tn/ha for Soybean and 1.74-2.37 for Sunflower
-Commercial Costs: 66-111 US$/ha for Wheat, 179-297 US$/ha for Corn, 77-124 US$/ha for Soybean and 65-108 US$/ha for Sunflower
			-Production Costs: 281-357 US$/ha for Wheat, 410-478 US$/ha for Corn, 285-331 US$/ha for Soybean and 279-341 US$/ha for Sunflower	The higher the crops yield, the higher the fair value. The higher the commercial and direct costs per hectare, the lower the fair value.

Sown land – rice	Discounted cash flows	Rice yield – tonnes per hectare; Commercial Costs – usd per hectare; Production Costs – US$ per hectare.	-Rice yield: 5.07-6.82 tn/ha -Commercial Costs: 6-10 US$/ha -Production Costs: 705-1,158 US$/ha	The higher the rice yield, the higher the fair value. The higher the commercial and direct costs per hectare, the lower the fair value.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

9.	Biological assets (continued)

As of December 31, 2013, the impact of a reasonable 10% increase (decrease) in estimated costs, with all other variables held constant, would result in a decrease (increase) in the fair value of our plantations less cost to sell of US$ 49.1 million for sugarcane, US$ 3.0 million for coffee, US$ 1.6 million for crops and US$ 3.2 million for rice.

As of December 31, 2013, the impact of a reasonable 5% increase (decrease) in estimated yields, with all other variables held constant, would result in an increase (decrease) in the fair value of our plantations less cost to sell of US$ 25.7 million for sugarcane and US$ 1.4 million for coffee. As of December 31, 2013, the impact of a reasonable 20% increase (decrease) in estimated yields, with all other variables held constant, would result in an increase (decrease) in the fair value of our plantations less cost to sell of US$ 3.6 million for crops and US$ 8.2 million for rice.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.	Investments in joint ventures

The table below lists the Group’s investment in joint ventures for the years ended December 31, 2013, 2012 and 2011:

		% of ownership interest held
Name of the entity	Country of incorporation and operation	December 31, 2013	December 31, 2012	December 31, 2011
La Lacteo S.A.	Argentina	—	50%	50%
CHS AGRO S.A. (i)	Argentina	50%	—	—

(i)	On February 26, 2013, the Group formed CHS AGRO, a joint venture with CHS Inc. CHS Inc. a leading farmer-owned energy, grains and foods company based in the United States. The Group holds 50% interest in CHS AGRO. CHS AGRO will build a sunflower processing facility located in the city of Pehuajo, Province of Buenos Aires, Argentina. The facility will process black oil and confectionary sunflower into specialty products such as in-shell seeds and oil seeds, which will be entirely exported to markets in Europe and the Middle East. The joint venture will grow confectionary sunflower on leased farms, while black oil sunflower will be originated from third parties. The Group and CHS Inc have made capital contribution of approximately US$ 4 million each during 2013 for the construction of the facility.

During 2013, the Group acquired the remaining 50% interest in its joint venture La Lacteo and subsequently sold its 100% interest (see Note 11).

	2013	2012
At the beginning of the year	2,613	4,299
Share of loss	(1,349)	(2,761)
Exchange differences	(887)	(646)
Capital contribution	4,172	3,000
Disposal of investment (Note 11)	(1,370)	—
Impairment charge (*)	—	(1,279)

At the end of the year	3,179	2,613

(*)	Impairment loss recognized due to the continuous operating losses in La Lacteo.

The following amounts represent the Group’s share of the assets (including goodwill) and liabilities, and income and expenses of the joint ventures:

	2013	2012
Assets:
Non-current assets	7,608	4,185
Current assets	4,079	5,672

	11,687	9,857

Liabilities:
Non-current liabilities	5,863	659
Current liabilities	2,645	6,585

	8,508	7,244

Net assets of joint venture	3,179	2,613

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.	Investments in joint ventures (continued)

	2013	2012	2011
Income	9,236	1,616	2,040
Expenses	(10,556)	(4,377)	(3,074)

Loss after income tax (i)	(1,320)	(2,761)	(1,034)

(i)	For the year ended December 31, 2013 an amount of US$ (1,101) was presented within “Profit/(loss) for the year from discontinued operations” (2012: US$ (4,040) ; 2011: US$ (1,034)). See Note 11.

The shares in these joint ventures are not publicly traded, so they have not listed market price available.

There are no contingent liabilities relating to the group’s interest in the joint ventures, and no contingent liabilities of the ventures themselves.

According to the laws of certain of the countries in which the Group operates, 5% of the profit of the year is separated to constitute legal reserves until they reach legal capped amounts (20% of total capital). These legal reserves are not available for dividend distribution and can only be released to absorb losses. The Group’s joint ventures have not reached the legal capped amounts.

11.	Net assets held for sale and discontinued operations

On June 6, 2013, the Group acquired the remaining 50% interest in its joint venture La Lacteo S.A. (“La Lacteo”) for US$ 1, and collected US$ 5.1 million associated with the acquisition.

The acquisition of the remaining 50% in La Lacteo was done exclusively with the view to resale and met the definition of discontinued operation. The Group elected to account for the acquisition applying the short-cut method under IFRS 5. As of the transaction date, it was determined that the fair value less costs to sell of La Lacteo was not significant. The Group’s previously held interest in La Lacteo was remeasured to fair value and the cumulative exchange differences recognized in equity were reclassified to the income statement. At the acquisition date La Lacteo was valued at fair value less costs to sell.

On July 31, 2013, the Group sold its 100% interest in La Lacteo for Argentine Pesos 1. In addition, the Milk Supply Offer Agreement between La Lacteo and Adeco Agropecuaria S.A. (a Group subsidiary) was terminated without penalties.

The net effects of the described transactions resulted in a gain of US$ 2.9 million, recorded in the statement of income within “Profit / (Loss) of the year from discontinued operations”.

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

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

12.	Financial instruments by category (continued)

	Loans and receivables	Assets at fair value through profit or loss	Available for sale assets	Subtotal financial assets	Non-financial assets	Total

December 31, 2013 Assets as per statement of financial position
Trade and other receivables	89,682	—	—	89,682	104,750	194,432
Derivative financial instruments	—	4,102	—	4,102	—	4,102
Cash and cash equivalents	232,147	—	—	232,147	—	232,147

Total	321,829	4,102	—	325,931	104,750	430,681

	Liabilities at fair value through profit or loss	Other financial liabilities at amortized cost	Subtotal financial liabilities	Non-financial liabilities	Total
Liabilities as per statement of financial position
Trade and other payables	4,819	85,089	89,908	6,008	95,916
Borrowings (excluding finance lease liabilities)(i)	15	659,377	659,392	—	659,392
Finance leases	—	739	739	—	739
Derivative financial instruments	12,600	—	12,600	—	12,600

Total	17,434	745,205	762,639	6,008	768,647

(i)	Effective July 1, 2013, the Group formally documented and designated cash flow hedging relationships to hedge the foreign exchange rate risk of a portion of its highly probable future sales in US dollars using a portion of its borrowings denominated in US dollars, currency forwards and foreign currency floating-to-fixed interest rate swaps (see Note 3).

	Loans and receivables	Assets at fair value through profit or loss	Available for sale assets	Subtotal financial assets	Non-financial assets	Total

December 31, 2012 Assets as per statement of financial position
Trade and other receivables	68,833	—	—	68,833	111,045	179,878
Equity investment in Santa Regina	—	—	11,878	11,878	—	11,878
Derivative financial instruments	—	5,212	—	5,212	—	5,212
Cash and cash equivalents	218,809	—	—	218,809	—	218,809

Total	287,642	5,212	11,878	304,732	111,045	415,777

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

12.	Financial instruments by category (continued)

	Liabilities at fair value through profit or loss	Other financial liabilities at amortized cost	Subtotal financial liabilities	Non-financial liabilities	Total
Liabilities as per statement of financial position
Trade and other payables	—	96,800	96,800	7,460	104,260
Borrowings (excluding finance lease liabilities)	—	538,012	538,012	—	538,012
Finance leases	—	1,121	1,121	—	1,121
Derivative financial instruments	5,751	—	5,751	—	5,751

Total	5,751	635,933	641,684	7,460	649,144

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

Income, expense, gains and losses on financial instruments can be assigned to the following categories:

	Loans and receivables	Assets/ liabilities at fair value through profit or loss	Other financial liabilities at amortized cost	Total

December 31, 2013

Interest income (i)	6,882	—	—	6,882

Interest expense (i)	(32,162)	—	(17,087)	(49,249)
Foreign exchange gains/ (losses) (ii)	12,550	—	(33,637)	(21,087)
Gain from derivative financial instruments(iii)	—	558	—	558

Net result	(12,730)	558	(50,724)	(62,896)

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

12.	Financial instruments by category (continued)

	Loans and receivables	Assets/ liabilities at fair value through profit or loss	Other financial liabilities at amortized cost	Total

December 31, 2012

Interest income (i)	11,249	—	—	11,249

Interest expense (i)	—	—	(27,672)	(27,672)
Foreign exchange gains/ (losses) (ii)	(15,915)	—	(10,165)	(26,080)
Gain from derivative financial instruments(iii)	—	(4,002)	—	(4,002)

Net result	(4,666)	(4,002)	(37,837)	(46,505)

	Loans and receivables	Assets/ liabilities at fair value through profit or loss	Other financial liabilities at amortized cost	Total

December 31, 2011

Interest income (i)	8,019	—	—	8,019

Interest expense (i)	—	—	(34,017)	(34,017)
Foreign exchange gains/ (losses) (ii)	9,899	1,405	(23,987)	(12,683)
Loss from derivative financial instruments(iii)	—	17,417	—	17,417

Net result	17,918	18,822	(58,004)	(21,264)

(i)	Included in “Financial results, net” in the statement of income.
(ii)	Included in “Financial results, net” in the statement of income.
(iii)	Included in “Other operating income, net” and “Financial results, net” in the statement of income.

Determining fair values

IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. All financial instruments recognized at fair value are allocated to one of the valuation hierarchy levels of IFRS 13. This valuation hierarchy provides for three levels. The allocation reflects which of the fair values derive from transactions in the market and where valuation is based on models because market transactions are lacking. The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety.

As of December 31, 2013 and 2012, the financial instruments recognized at fair value on the statement of financial position comprise derivative financial instruments.

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

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of December 31, 2013 and 2012 and their allocation to the fair value hierarchy:

	2013
	Level 1	Level 2	Level 3	Total
Assets
Derivative financial instruments	3,912	190	—	4,102

Total assets	3,912	190	—	4,102

Liabilities
Derivative financial instruments	(425)	(12,175)	—	(12,600)

Total liabilities	(425)	(12,175)	—	(12,600)

	2012
	Level 1	Level 2	Level 3	Total
Assets
Derivative financial instruments	5,212	—	—	5,212
Equity investment in Santa Regina	—	11,878	—	11,878

Total assets	5,212	11,878	—	17,090

Liabilities
Derivative financial instruments	(361)	(5,390)	—	(5,751)

Total liabilities	(361)	(5,390)	—	(5,751)

There were no transfers within level 1 and 2 during the years ended December 31, 2013 and 2012.

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

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for this purpose, details of which may be obtained from the following table:

Class	Pricing Method	Parameters	Pricing Model	Level	Total
Futures	Quoted price	-	-	1	3,150

Options	Quoted price	-	-	1	337

Options/ OTC	Quoted price	-	Black & Scholes	2	190

Foreign-currency interest-rate swaps	Theoretical price	Swap curve; Money market interest-rate curve; Foreign-exchange curve.	Present value method	2

Interest-rate swaps	Theoretical price	Swap curve; Money market interest-rate curve	Present value method	2	(12,175)

					(8,498)

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

13.	Trade and other receivables, net

	2013	2012
Non current
Trade receivables	4,676	—

Receivables from related parties (Note 34)	—	2,253

Trade receivables - net	4,676	2,253

Advances to suppliers	10,658	12,850
Income tax credits	7,058	4,594
Non-income tax credits (i)	13,941	16,528
Judicial deposits	2,706	2,570
Receivable from disposal of subsidiary (Note 16)	9,202	2,094
Cash collateral	451	2,049
Other receivables	4,560	1,092

Non current portion	53,252	44,030

Current
Trade receivables	46,326	41,067
Receivables from related parties (Note 34)	—	144
Less: Allowance for trade receivables	(545)	(588)

Trade receivables - net	45,781	40,623

Prepaid expenses	7,786	12,766
Advances to suppliers	16,088	11,213
Income tax credits	5,519	4,256
Non-income tax credits (i)	43,700	48,838
Cash collateral	6,554	296
Receivable from disposal of farmland (Note 16)	—	3,018
Receivable from disposal of subsidiaries (Note 16)	6,174	9,395
Other receivables	9,578	5,443

Subtotal	95,399	95,225

Current portion	141,180	135,848

Total trade and other receivables, net	194,432	179,878

(i)	Includes US$ 383 reclassified from property, plant and equipment.

The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other receivables approximate their carrying amount, as the impact of discounting is not significant.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

13.	Trade and other receivables, net (continued)

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies (expressed in US dollars):

	2013	2012
Currency
US Dollar	30,054	50,184
Argentine Peso	50,512	50,422
Uruguayan Peso	520	565
Brazilian Reais	113,346	78,707

	194,432	179,878

As of December 31, 2013 trade receivables of US$ 14,319 (2012: US$ 2,662) were past due but not impaired. The ageing analysis of these receivables is as follows:

	2013	2012
Up to 3 months	13,432	2,408
3 to 6 months	827	46
Over 6 months	60	208

	14,319	2,662

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

Movements on the Group’s allowance for trade receivables are as follows:

	2013	2012
At January 1	588	1,622
Charge of the year	591	272
Unused amounts reversed	(255)	(21)
Used during the year	(220)	(1,086)
Exchange differences	(159)	(199)

At December 31	545	588

The creation and release of allowance for trade receivables have been included in “Selling expenses” in the statement of income. Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

The other classes within other receivables do not contain impaired assets.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above. The Group holds mortgages as collateral for the sale of Agrícola Ganadera San José S.R.L.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

13.	Trade and other receivables, net (continued)

As of December 31, 2013, approximately 51% (2012: 81%) of the outstanding unimpaired trade receivables (neither past due nor impaired) relate to sales to 9 well-known multinational companies with good credit quality standing, including but not limited to Compersucar Trading A.V.V., Ipiranga Produtos de Petroleo S.A., Camara de Comercializacao de Energia Electrica CCEE, Petrobras Distribuidora S.A., Glencore Grain B. V., Louis Dreyfus Commodities Suisse S.A., among others. Most of these entities or their parent companies are externally credit-rated. The Group reviews these external ratings from credit agencies.

The remaining percentage as of December 31, 2013 and 2012 of the outstanding unimpaired trade receivables (neither past due nor impaired) relate to sales to a dispersed large quantity of customers for which external credit ratings may not be available. However, the total base of customers without an external credit rating is relatively stable.

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

14.	Inventories

	2013	2012
Raw materials	37,859	36,607
Finished goods	67,689	56,508
Stocks held by third parties	2,824	2,195
Others	17	11

	108,389	95,321

The cost of inventories recognized as expense and included in “Cost of manufactured products sold and services rendered” amounted to US$ 272,261 for the year ended December 31, 2013 (2012: US$ 263,978 and 2011: US$ 226,413). The cost of inventories recognized as expense and included in “Cost of agricultural produce sold and direct agricultural selling expenses” amounted to US$ 159,936 for the year ended December 31, 2013 (2012: US$ 174,602 and 2011: US$ 148,177).

15.	Cash and cash equivalents

	2013	2012
Cash at bank and on hand	165,362	137,980
Short-term bank deposits	66,785	80,829

	232,147	218,809

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.	Disposals

Year ended December 31, 2011

On November 30, 2011 the Group completed the sale of “La Alegría”, a 2,438 hectare farm located in General Villegas, province of Buenos Aires, Argentina, for a total consideration of US$13.7 million collected in full as of year-end. This transaction resulted in a gain of US$ 8.8 million included within “Other operating income, net”.

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

Year ended December 31, 2013

In December 2013, the Group completed the sale of “San Agustín”, a 5,066 hectare farm located in the province of Corrientes, Argentina, for a total consideration of US$17.5 million collected in full as of year-end. This transaction resulted in a gain of US$ 15 million included within “Other operating income, net”.

In October 2013, the Group completed the sale of the San Martin farm for a total price of US$ 8.0 million, equivalent to US$ 2,294 per hectare which was collected in full as of year-end. San Martin is a 3,502 hectare farm located in the province of Corrientes, Argentina. The farm was used for cattle grazing activities and is a subdivision of the Ita Caabo farm acquired by the Group in 2007. This transaction resulted in a gain of US$ 6.5 million included within “Other operating income, net”.

In May 2013, the Group completed the sale of the Mimoso farm (through the sale of the Brazilian subsidiary Fazenda Mimoso Ltda.) and Lagoa do Oeste farm located in Luis Eduardo Magalhaes, Bahia, Brazil. The farms have a total area of 3,834 hectares of which 904 hectares are planted with coffee trees. In addition, the Group entered into an agreement whereby the buyer will operate and make use of 728 hectares of existing coffee trees in Adecoagro’s Rio de Janeiro farm during an 8-year period. Pursuant to the terms of the agreement, we will retain property to these coffee trees, which will still have an estimate useful life of 10 years upon the expiration of the agreement. The total consideration of this operation was a nominal amount of Brazilian Reais 49 million (US$ 24 million), from which Brazilian Reais 12,371 (US$ 6 million) were collected as of December 31, 2013. The remaining amount will be collected in three equal installments in 2014, 2015 and 2016. This transaction resulted in a gain of US$ 5.7 million recorded in other operating income in the statement of income.

In June 2013, the Group completed the sale of the remaining 49% interest in Santa Regina S.A., a company whose main underlying asset is the Santa Regina farm. This transaction resulted in a gain of US$ 1.2 million recorded in other operating income in the statement of income.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.	Shareholders’ contributions

The share capital of the Group is represented by common shares with a nominal value of US$ 1.5 per share and one vote each.

	Number of shares	Share capital and share premium
At 1 January 2011	120,000	683,343
At January 24, 2011, after reverse stock split (1)	80,000	683,343
Issue of shares on January 28, 2011 (2)	40,069	423,030
Employee share options exercised (Note 18)	37	326
Restricted shares issued (Note 18)	427	641
Restricted shares vested (Note 18)	—	746
Non controlling interest acquired through exchange of Shares (4)	—	(1,281)

At 31 December 2011	120,533	1,106,805
Employee share options exercised (Note 18)	32	312
Restricted shares vested (Note 18)	—	1,347
Non controlling interest acquired through exchange of Shares (4)	1,655	15,199

At 31 December 2012	122,220	1,123,663
Employee share options exercised (Note 18)	—	126
Restricted shares and units vested (Note 18)	162	2,963
Non controlling interest acquired through exchange of Shares (4)	—	—
Purchase of own shares	—	(4,107)

At 31 December 2013	122,382	1,122,645

(1)	The Extraordinary General Meeting of Adecoagro’s shareholders held on January 24, 2011 approved a reverse stock split of Adecoagro’s common shares, changing the nominal value of Adecoagro’s common shares from US$ 1 to US$ 1,5. Therefore, Adecoagro reduced total shares outstanding as of that date from 119,999,997 shares to 79,999,985 shares.
(2)	On January 28, 2011 the Company successfully completed an initial public offering (IPO) of its shares in the New York Stock Exchange. The Company issued 28,405,925 shares, at a price of US$ 11 per share. In addition, on February 11, 2011, the Company issued 4,285,714 shares, at a price of US$ 11 per share, as a consequence of the over-alloment option exercised by the underwriters of the initial public offering, raising an overall amount of approximately US$ 359 million.

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

Share Repurchase Program

On September 24, 2013, the Board of Directors of the Company has authorized a share repurchase program for up to 5% of its outstanding shares. The repurchase program has commenced on September 24, 2013 and will be reviewed by the Board of Directors after a 12-month period: repurchases of shares under the program will be made from time to time in open market transactions in compliance with the trading conditions of Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, and applicable rules and regulations. The share repurchase program does not require Adecoagro to acquire any specific number or amount of shares and may be modified, suspended, reinstated or terminated at any time in the Company’s discretion and without prior notice. The size and the timing of repurchases will depend upon market conditions, applicable legal requirements and other factors.

As of December 31, 2013, the Company repurchased 654,454 shares under this program, of which 17,162 have been applied to some exercise of the Company’s stock option plan.

18.	Equity-settled share-based payments

The Group has set a “2004 Incentive Option Plan” and a “2007/2008 Equity Incentive Plan” (collectively referred to as “Option Schemes”) under which the Group granted equity-settled options to senior managers and selected employees of the Group´s subsidiaries. Additionally, in 2010 the Group has set a “Adecoagro Restricted Share and Restricted Stock Unit Plan” (referred to as “Restricted Share Plan”) under which the Group grants restricted shares to senior and medium management and key employees of the Group’s subsidiaries.

(a)	Option Schemes

The Group recognized aggregate compensation expense of US$ 0.1 million for the year ended December 31, 2013 (2012: US$ 0.2 million; 2011: US$ 0.9 million) related to the options granted under the Option Schemes.

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

Since the Group’s shares were not publicly traded at the time the options were granted, expected volatility was determined by calculating the historical volatility of share prices of comparable entities in representative stock markets. The expected life used in the model was adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioral considerations. On January 28, 2011 the Company completed its initial public offering in the New York Stock Exchange (see Note 17).

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

Movements in the number of equity-settled options outstanding and their related weighted average exercise prices under the Adecoagro/ IFH 2004 Stock Incentive Option Plan are as follows:

	2013		2012		2011
	Average exercise price per share	Options (thousands)	Average exercise price per Share	Options (thousands)	Average exercise price per share	Options (thousands)
At January 1	6.68	2,100	6.68	2,134	6.74	2,401
Forfeited	8.62	(21)	8.62	(2)	7.31	(230)
Exercised	5.83	(17)	6.71	(32)	5.83	(37)

At December 31	6.67	2,062	6.68	2,100	6.68	2,134

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

18.	Equity-settled unit-based payments (continued)

Options outstanding at year end under the Adecoagro/ IFH 2004 Incentive Option Plan have the following expiry date and exercise prices:

	Exercise price per share
		Shares (in thousands)
Expiry date:		2013	2012	2011
May 1, 2014	5.83	674	674	674
May 1, 2015	5.83	553	553	556
May 1, 2016	5.83	156	173	192
February 16, 2016	7.11	110	110	110
October 1, 2016	8,62	569	590	602

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

Movements in the number of equity-settled options outstanding and their related weighted average exercise prices under the Adecoagro/ IFH 2007/2008 Equity Incentive Plan are as follows:

	2013		2012		2011
	Average exercise price per share	Options (thousands)	Average exercise price per share	Options (thousands)	Average exercise price per share	Options (thousands)
At January 1	13.06	2,013	13.06	2,038	13.06	2,228
Granted	—	—	—	—	—	—
Forfeited	13.01	(262)	13.06	(24)	12.89	(190)

At December 31	13.07	1,751	13.06	2,013	13.06	2,038

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

18.	Equity-settled unit-based payments (continued)

Options outstanding at year-end under the Adecoagro/ IFH 2007/2008 Equity Incentive Plan have the following expiry date and exercise prices:

	Exercise price per share
		Shares (in thousands)
Expiry date:		2013	2012	2011
Dec 1, 2017	12.82	963	1,138	1,149
Jan 30, 2019	13.40	608	687	687
Nov 1, 2019	13.40	8	8	18
Jan 30, 2020	12.82	26	28	32
Jan 30, 2020	13.40	65	71	71
Jun 30, 2020	13.40	22	22	22
Sep 1, 2020	13.40	44	44	44
Sep 1, 2020	12.82	15	15	15

The following table shows the exercisable shares at year end under both the Adecoagro/ IFH 2004 Incentive Option Plan and the Adecoagro/ IFH 2007/ 2008 Equity Incentive Plan:

Exercisable shares in thousands
2013	3,769
2012	3,849
2011	3,681

During 2013, 17,162 options were exercised under the 2004 Incentive Option Plan. Accordingly, the Group issued and registered these shares with a nominal value of US$ 1.5.

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

During 2013, 120,811 (2012: 120,811) restricted shares were vested.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

18.	Equity-settled unit-based payments (continued)

At December 31, 2013, the Group recognized compensation expense US$ 3.7 million related to the restricted shares granted under the Restricted Share Plan (2012: US$ 3.8 million).

The restricted shares under the Restricted Share Plan were measured at fair value at the date of grant.

Key grant-date fair value and other assumptions under the Restricted Share Plan are detailed below:

Grant Date	Apr 1, 2011	Apr 1, 2011	May 13, 2011	Apr 1, 2012	May 15, 2012	Apr 1, 2013	May 15, 2013

Fair value	12.69	12.69	12.36	9.81	9.33	8.08	7.48
Possibility of ceasing employment before vesting	1.42%	1.86%	0%	3%	0%	5%	0%

Movements in the number of restricted shares outstanding under the Restricted Share Plan are as follows:

	Restricted shares (thousands)	Restricted stock units (thousands)	Restricted shares (thousands)	Restricted stock units (thousands)
	2013	2013	2012	2012
At January 1	234	515	356	—
Granted (1)	—	362	—	515
Forfeited	(6)	(10)	(2)	—
Vested	(119)	(169)	(121)	—

At December 31	110	699	234	515

(1)	Approved by the Board of Directors of March 19, 2013 and the Shareholders Meeting of April 17, 2013.

During 2013 5,827 restricted shares became forfeited and were returned to the Group. These restricted shares are held by the Group as treasury shares and presented within “Treasury shares” in the statement of changes in shareholders’ equity.

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

Legal and other reserves amount to US$ 38,549 as of December 31, 2013 (2012: US$ 37,654) and are included within the balance of retained earnings in the statement of changes in shareholders’ equity.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

19.	Legal and other reserves (continued)

The Company may make distributions in the form of dividends or otherwise to the extent that it has distributable retained earnings or available distributable reserves (including share premium) that result from the Stand Alone Financial Statements prepared in accordance with Luxembourg GAAP. No distributable retained earning result from the Stand Alone Financial Statements of the Company as of December 31, 2013, but the Company has distributable reserves in excess of US$ 914,135.

20.	Trade and other payables

	2013	2012
Non-current
Payable from acquisition of property, plant and equipment (i)	2,605	3,126
Taxes payable	—	37
Other payables	346	432
Escrows arising on business combinations (Note 32)	—	980

	2,951	4,575

Current
Trade payables	84,009	88,123
Advances from customers	2,900	4,529
Amounts due to related parties (Note 34)	1,069	562
Taxes payable	3,108	2,894
Escrows arising on business combinations (Note 32)	1,030	1,508
Other payables	849	2,069

	92,965	99,685

Total trade and other payables	95,916	104,260

(i)	These trades payable are mainly collateralized by property, plant and equipment of the Group.

The fair values of current trade and other payables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other payables approximate their carrying amounts, as the impact of discounting is not significant.

21.	Borrowings

	2013	2012
Non-current
Bank borrowings	511,753	353,540
Obligations under finance leases	411	709

	512,164	354,249

Current
Bank overdrafts	5,750	111
Bank borrowings	141,889	184,361
Obligations under finance leases	328	412

	147,967	184,884

Total borrowings	660,131	539,133

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

21.	Borrowings (continued)

As of December 31, 2013, total bank borrowings include collateralized liabilities of US$ 625,533 (2012: US$ 346,469). These loans are mainly collateralized by property, plant and equipment, sugarcane plantations, sugar export contracts and shares of certain subsidiaries of the Group.

The maturity of the Group’s borrowings (excluding obligations under finance leases) and the Group’s exposure to fixed and variable interest rates is as follows:

	2013	2012
Fixed rate:
Less than 1 year	56,932	60,049
Between 1 and 2 years	38,393	19,066
Between 2 and 3 years	37,762	24,364
Between 3 and 4 years	29,467	21,760
Between 4 and 5 years	27,803	20,870
More than 5 years	75,745	62,036

	266,102	208,145

Variable rate:
Less than 1 year	90,707	124,423
Between 1 and 2 years	107,392	71,978
Between 2 and 3 years	100,949	73,684
Between 3 and 4 years	54,212	45,969
Between 4 and 5 years	12,586	11,100
More than 5 years	27,444	2,713

	393,290	329,867

	659,392	538,012

Borrowings incurred by the Group’s subsidiaries in Brazil are repayable at various dates between January 2014 and September 2023 and bear either fixed interest rates ranging from 2.50% to 13.47% per annum or variable rates based on LIBOR or other specific base-rates plus spreads ranging from 4.72% to 14.11% per annum. At December 31, 2013 LIBOR (six months) was 0.28% (2012: 0. 51%).

Borrowings incurred by the Group´s subsidiaries in Argentina are repayable at various dates between January 2014 and November 2019 and bear either fixed interest rates ranging from 5.70% and 7.00% per annum.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

21.	Borrowings (continued)

Brazilian Subsidiaries

The main loans of the Group’s Brazilian Subsidiaries are:

				Capital Outstanding as of December 31 2013
Bank	Grant Date	Nominal amount (In millions)		Millions of Reais	Millions of equivalent Dollars	Maturity date	Annual Interest Rate
Rabobank / Itaú BBA / Santander / Itaú Unibanco / Bradesco / HSBC (Finem ANG) (1)	March 2008	R$	151	81.4	34.7	April 2018	Partially Long-Term Interest Rate (TJLP), as disclosed by the Brazilian Central Bank + 4.05% and partially Interest Rate Resolution 635/87 (average BNDES external funding rate) + 3.67%
Banco Do Brasil	July 2010	R$	70	57.6	24.6	July 2020	10% with 15% of bonus performance
BTG Pactual / HSBC / Votorantim / Rabobank (2)	May 2012	R$	.230	153.3	65.4	May 2015	CDI + 3.6%
Bradesco	May 2012	US$	11.7	—	11.7	May 2016	7.20%
Banco Do Brasil (3)	October 2012	R$	130	130.0	55.5	October 2022	2.94% per annum with 15% of bonus performance
Itau BBA	December 2012	R$	45.9	44.4	19.0	December 2022	2.50%
Itau BBA (4)	March 2013	R$	75	75.0	32.0	March 2019	CDI + 3.2%
ING / ABN /Bladex Loan (5)	July 2013	US$	70	—	70.0	October 2016	LIBOR 6M plus 4.5%
Rabobank / Bradesco / HSBC / PGGM / Hinduja Bank (6)	September 2013	US$	90	—	90.0	September 2017	LIBOR 3M plus 4.75%
Banco do Brasil / Itaul BBA Finem Loan (7)	September 2013	R$	273	138.1	58.9	January 23	5.69
BNDES Finem Loan (8)	November 2013	R$	215	60.0	25.6	January 23	3.34%

(1)	Collateralized by (i) a first degree mortgage of the Takuare farm; (ii) a pledge on the capital stock (“quotas”) of Adecoagro Brasil Participações S/A; and (iii) liens over the Angélica mill and equipment, all of which are property of Adecoagro Vale do Ivinhema.
(2)	Collateralized by (i) a first-degree mortgage of the Conquista, Alto Alegre, Dom Fabrício, Nossa Senhora Aparecida, Água Branca farms, (ii) pledge of sugarcane and (iii) sales contracts.
(3)	Collateralized by (i) a second degree mortgage of the Sapalio farm and (ii) liens over the Ivinhema mill and equipment, all of which are property of Adecoagro Vale do Ivinhema.
(4)	Collateralized by power sales contract
(5)	Collateralized by (i) pledge of sugarcane and (ii) sales contracts.
(6)	Collateralized by (i) pledge of sugarcane and (ii) sales contracts.
(7)	Collateralized by (i) a first degree mortgage of the Carmen (Santa Agua) farm, (ii) a second degree mortgage of the Takuare farm, (iii) liens over the Ivinhema mill and equipment.
(8)	Collateralized by (i) liens over the Ivinhema mill and equipment, all of which are property of Adecoagro Vale do Ivinhema and (ii) power sales contracts.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

21.	Borrowings (continued)

The abovementioned loans have to comply with financial covenants. The financial covenants are measured considering the statutory financial statements of the Brazilian Subsidiaries. The covenants to comply with are defined as follows and detailed in the table below:

Interest Coverage = (Adjusted EBITDA)/(Net Financial Expenses)

Solvency = Equity/(Total Assets)

Net Bank Debt/Adjusted EBITDA = (Bank Debt-Cash)/(Adjusted EBITDA)

Debt Service Coverage = (Adjusted EBITDA)/(Payment of long term debt-Net Financial Expenses- dividends)

Bank	Ratio	2014	2015	2016	2017 and on
Rabobank / Itaú BBA / Santander / Itaú Unibanco / Bradesco / HSBC (Finem ANG)	Interest Coverage	[≥] 2	[≥] 2	[≥] 2	[≥] 2
	Solvency	[≥] 40%	[≥] 40%	[≥] 40%	[≥] 40%
	Net Bank Debt / EBITDA	[≤] 4.5	[≤] 4.5	[≤] 4.0	[≤] 3.5
Banco Do Brasil	Debt service coverage	[≥] 1.2	[≥] 1.2	[≥] 1.2	[≥] 1.2
BTG Pactual / HSBC / Votorantim / Rabobank	Interest Coverage	[≥] 2
	Solvency	[≥] 40%
	Net Bank Debt / EBITDA	[≤] 6
Bradesco	Net Debt / Sugarcane Milled Tons	[≤] 80	[≤] 80
	Net Debt/Equity	[≤] 80%	[≤] 80%
Banco Do Brasil (1)	Debt service coverage	[≥] 1.2	[≥] 1.2	[≥] 1.2	[≥] 1.2
Itau BBA	Net Bank Debt / EBITDA	[≤] 4.5	[≤] 4.5	[≤] 4.0	[≤] 3.5 / [≤] 3.0
Itau BBA (2)	Net Bank Debt / EBITDA	[≤] 4.5	[≤] 4.5	[≤] 4.0	[≤] 3.5 / [≤] 3.0
ING / ABN /Bladex	Interest Coverage	[≥] 2	[≥] 2
	Solvency	[≥] 40%	[≥] 40%
	Net Bank Debt / EBITDA	[≤] 5.0	[≤] 4.0
Rabobank / Bradesco / HSBC / PGGM / Hinduja Bank (3)	Interest Coverage	[≥] 2	[≥] 2	[≥] 2
	Solvency	[≥] 40%	[≥] 40%	[≥] 40%
	Net Bank Debt / EBITDA	[≤] 5.0	[≤] 4.5	[≤] 4.5
Banco do Brasil / Itau BBA Finem Loan	Debt Service Coverage	[≥] 1.2	[≥] 1.2	[≥] 1.2	[≥] 1.2
	Net Bank Debt / EBITDA	[≤] 4.5	[≤] 4.5	[≤] 4.0	[≤] 3.5 / [≤] 3.0
BNDES Finem Loan (4)	Solvency	[≥] 40%	[≥] 40%	[≥] 40%	[≥] 40%
	Net Bank Debt / EBITDA	[≤] 4.5	[≤] 4.5	[≤] 4.0	[≤] 3.5 / [≤] 3.0

During 2013 and 2012 the Group was in compliance with all financial covenants.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

21.	Borrowings (continued)

Argentinian Subsidiaries

•	IDB Facility

The amended IDB Facility is divided into a seven-year US$ 31 million tranche (“Tranche A”) and a five-year US$ 49 million tranche (“Tranche B”) with a final maturity in November 2018 and 2016, respectively. Tranche A bore interest at fixed rate of 6.11% per annum. Tranche B bears interest at 180-day LIBOR plus 4.45% per annum. The Group entered into a floating to fix interest rate forward swap, fixing LIBOR at 1.25%, effective May 2012.

Payment of principal plus interest of both tranches are made on a bi-annual basis. The IDB Facility is collateralized by property, plant and equipment with a net book value of US$ 24.765 million, by a mortgage over (i) Carmen and La Rosa farms which are property of Adeco Agropecuaria S.A.; and (ii) El Meridiano farm which is the property of Pilagá S.A.

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

	2013	2014	2015	2016	2017	2018
Total Debt (>; in million) (i)	160,000	160,000	160,000	160,000	160,000	160,000
Current Ratio (>) (ii)	1.15x	1.20x	1.20x	1.20x	1.20x	1.20x
Interest Coverage Ratio (>) (ii)	2.20x	2.25x	2.30x	2.40x	2.50x	2.60x
Liabilities to Equity (<) (ii)	1.40x	1.40x	1.40x	1.40x	1.40x	1.40x

(i)	Measured on a quarterly basis.
(ii)	Measured on yearly basis

In addition, the IDB Facility contains a change of control provision requiring acceleration of amounts due under the facility.

During 2013 and 2012 the Group was in compliance with all financial covenants.

The carrying amounts of the Group’s borrowings are denominated in the following currencies (expressed in US dollars):

	2013	2012
Currency
US Dollar	257,283	203,881
Brazilian Reais	372,058	316,586
Argentine Peso	30,775	18,622
Uruguayan Peso	15	44

	660,131	539,133

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

21.	Borrowings (continued)

Obligations under finance leases

Lease liabilities are effectively secured as the rights to the leased asset revert to the lessor in the event of default.

Gross finance lease liabilities - minimum lease payments:

	2013	2012
Not later than one year	328	417
Later than one year and not later than five years	411	713

	739	1,130
Future finance charges on finance leases	—	(9)

Present value of finance lease liabilities	739	1,121

The present value of finance lease liabilities is as follows:

	2013	2012
Not later than one year	328	412
Later than one year and not later than five years	411	709

	739	1,121

Under the terms of the lease agreements, no contingent rents are payable. The interest rate inherent in these finance leases is fixed at the contract date for all of the lease term. The average interest rate on finance lease payables at December 31, 2013 was 13.23% (2012: 9.86%).

22.	Taxation

Adecoagro is subject to the applicable general tax regulations in Luxembourg.

The Group’s income tax has been calculated on the estimated assessable taxable profit for the year at the rates prevailing in the respective foreign tax jurisdictions. The subsidiaries of the Group are required to calculate their income taxes on a separate basis according to the rules and regulations of the jurisdictions where they operate. Therefore, the Group is not legally permitted to compensate subsidiaries’ losses against subsidiaries’ income. The details of the provision for the Group’s consolidated income tax are as follows:

	2013	2012	2011
Current income tax	(979)	(1,377)	(13,520)
Deferred income tax	10,256	6,813	(1,142)

Income tax benefit (expense)	9,277	5,436	(14,662)

The statutory tax rate in the countries where the Group operates for all of the years presented are:

Tax Jurisdiction	Income Tax Rate
Argentina	35%
Brazil	34%
Uruguay	25%

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

22.	Taxation (continued)

In September 2013, Argentina enacted a law that amends its income tax law. The law includes a new 10% withholding tax on dividend distributions made by Argentine companies to individuals and foreign beneficiaries. As of December 31, 2013, the Company did not record any liability on retain earnings at their Argentine subsidiaries due to its dividend policy which defines that the Company intends to retain any future earnings to finance operations and the expansion of their business and does not intend to distribute or pay any cash dividends on our common shares in the foreseeable future.

Deferred tax assets and liabilities of the Group as of December 31, 2013 and 2012, without taking into consideration the offsetting of balances within the same tax jurisdiction, will be recovered or settled as follows:

	2013	2012
Deferred income tax asset to be recovered after more than 12 months	75,668	11,463
Deferred income tax asset to be recovered within 12 months	17,692	65,095

Deferred income tax assets	93,360	76,558

Deferred income tax liability to be settled after more than 12 months	97,509	79,896
Deferred income tax liability to be settled within 12 months	5,106	36,659

Deferred income tax liability	102,615	116,555

Deferred income tax liabilities, net	9,255	39,997

The gross movement on the deferred income tax account is as follows:

	2013	2012	2011
Beginning of year	39,997	55,908	44,032
Exchange differences	(12,259)	(8,741)	(4,282)
Acquisition of subsidiary	—	—	15,016
Disposal of subsidiary (Note 16)	(201)	(357)	—
Tax charge relating to cash flow hedge (i)	(8,026)	—	—
Income tax (expense) / benefit	(10,256)	(6,813)	1,142

End of year	9,255	39,997	55,908

(i)	Relates to the gain or loss before income tax of cash flow hedge recognized in other comprehensive income amounting to US$ 6,167 for the year ended December 31, 2013.

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

The movement in the deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred income tax liabilities	Property, plant and equipment	Biological assets	Others	Total
At January 1, 2011	81,594	28,792	1,109	111,495
Charged/(credited) to the statement of income	6,943	(8,189)	(764)	(2,010)
Acquisition of subsidiary	15,016	—	—	15,016
Exchange differences	(7,502)	(4,117)	1,138	(10,481)

At December 31, 2011	96,051	16,486	1,483	114,020

(Credited)/charged to the statement of income	(601)	3,951	13,277	16, 627
Acquisition of subsidiary	(357)	—	—	(357)
Exchange differences	(11,684)	(1,644)	(407)	(13,735)

At December 31, 2012	83,409	18,793	14,353	116,555

(Credited) /charged to the statement of income	12,590	(4,394)	2,864	11,060
Disposal of subsidiary	(622)	—	—	(622)
Exchange differences	(18,339)	(3,247)	(2,792)	(24,378)

At December 31, 2013	77,038	11,152	14,425	102,615

Deferred income tax assets	Provisions	Tax loss carryforwards	Equity-settled share-based compensation	Biological Assets	Others	Total
At January 1, 2011	3,308	36,711	4,842	17,893	4,709	67,463
Charged/(credited) to the statement of income	2,364	7,455	1,117	(15,357)	1,269	(3,152)
Exchange differences	(604)	(3,521)	—	503	(2,577)	(6,199)

At December 31, 2011	5,068	40,645	5,959	3,039	3,401	58,112

Charged/(credited) to the statement of income	1,033	21,652	757	(302)	300	23,440
Exchange differences	(530)	(3,880)	—	(236)	(348)	(4,994)

At December 31, 2012	5,571	58,417	6,716	2,501	3,353	76,558

Charged/(credited) to the statement of income	1,161	13,200	(299)	2,922	4,332	21,316
Disposal of subsidiary	—	(421)	—	—	—	(421)
Tax charge relating to cash flow hedge	—	8,026	—	—	—	8,026
Exchange differences	(905)	(9,602)	—	(549)	(1,063)	(12,119)

At December 31, 2013	5,827	69,620	6,417	4,874	6,622	93,360

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

In order to fully realize the deferred tax asset, the Group will need to generate future taxable income in the countries where the tax loss carry forward were incurred. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that as at December 31, 2013, it is probable that the Group will realize all of the deferred tax assets in Argentina and some portion of the deferred tax assets in Brazil.

As of December 31, 2013, the Group’s tax loss carry forwards and their corresponding jurisdictions are as follows:

Jurisdiction	Tax loss carry forward	Expiration Period
Argentina	55,307	5 years
Uruguay	2,413	5 years
Brazil	152,372	No expiration date

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The Group did not recognize deferred income tax assets of US$ 3.8 million in respect of losses amounting to US$ 11.2 that can be carried forward against future taxable income. These losses do not expire.

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	2013	2012	2011
Tax calculated at the tax rates applicable to profits in the respective countries	(13,094)	959	30,947
Non-deductible items	2,398	1,978	2,075
Derecognition / (recognition) of previously recognized (unrecognized) tax losses	3,811	(2,845)	(14,617)
Non-taxable income	(2,319)	(5,744)	(4,056)
Others	(73)	216	313

Income tax (benefit) / expense	(9,277)	(5,436)	14,662

23.	Payroll and social security liabilities

	2013	2012
Non-current
Social security payable	1,458	1,512

	1,458	1,512

Current
Salaries payable	5,782	4,816
Social security payable	3,849	3,063
Provision for vacations	11,481	9,745
Provision for bonuses	5,027	5,324

	26,139	22,948

Total payroll and social security liabilities	27,597	24,460

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

The table below shows the movements in the Group’s provisions for other liabilities categorized by type of provision:

	Labor, legal and other claims	Tax and social security	Onerous contracts	Total
At January 1, 2012	2,460	1,669	198	4,327
Additions	2,422	1,911	5,257	9,590
Used during year	(2,001)	(3,457)	(5,402)	(10,860)
Exchange differences	(247)	(69)	(9)	(325)

At December 31, 2012	2,634	54	44	2,732

Additions	1,811	62	2,766	4,639
Used during year	(1,123)	(114)	(2,683)	(3,920)
Exchange differences	(490)	(2)	(9)	(501)

At December 31, 2013	2,832	—	118	2,950

Analysis of total provisions:

	2013	2012
Non current	2,293	1,892
Current	657	840

	2,950	2,732

The Group is engaged in several legal proceedings, including tax, labor, civil, administrative and other proceedings in Brazil, which qualified as contingent liabilities for an aggregate claimed nominal amount of US$ 19.11 million and US$ 11.1 as of December 31, 2013 and 2012, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

25.	Sales

	2013	2012	2011
Sales of manufactured products and services rendered:
Rice	101,906	89,062	82,079
Ethanol	150,382	121,544	116,599
Sugar	133,597	134,766	130,348
Energy	32,463	25,649	24,393
Coffee	—	—	713
Services	2,929	3,575	767
Operating Leases	3,446	4,780	4,980
Others	584	150	5,978

	425,307	379,526	365,857

Sales of agricultural produce and biological assets:
Soybean	68,850	66,721	61,385
Cattle for dairy	2,244	1,634	1,896
Other cattle	616	623	957
Corn	79,277	67,915	42,959
Cotton	6,119	16,489	9,101
Milk	28,417	17,234	17,801
Wheat	20,379	30,611	24,232
Coffee	439	8,363	13,457
Sunflower	8,030	7,887	7,413
Sorghum	146	875	1,237
Barley	1,419	4,220	828
Seeds	2,617	2,294	784
Others	764	308	177

	219,317	225,174	182,227

Total sales	644,624	604,700	548,084

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

The notional amount of these contracts is US$ 49.7 million as of December 31, 2013 (2012: US$ 75 million; 2011: US$ 65.9 million) comprised primarily of 20,778 tons of sugar (US$ 7.5 million), 28,800 tons of soybean (U$S 9.6 million), 2,600 tons of cotton (US$ 4.4 million), 19,157 tons of wheat (US$ 5.4 million) and 74,600 tons of corn (US$ 12.5 million) which expire between January 2014 and September 2014.

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

The following table provides the additional disclosure required on the nature of expenses and their relationship to the function within the Group:

	2013	2012	2011
Cost of agricultural produce and biological assets sold	191,213	194,107	168,837
Raw materials and consumables used in manufacturing activities	158,352	159,968	147,339
Services	14,201	18,670	20,437
Salaries and social security expenses (Note 27)	61,019	63,089	57,259
Depreciation and amortization	68,432	54,468	34,184
Taxes (*)	4,836	2,102	2,159
Maintenance and repairs	10,085	10,815	16,032
Freights	37,909	35,470	31,956
Export taxes / selling taxes	34,410	32,683	31,006
Fuel and lubricants	8,603	7,625	8,522
Lease expense and similar arrangements (**)	2,610	3,200	2,592
Others	21,329	23,248	23,854

Total expenses by nature	612,999	605,445	544,177

(*)	Excludes export taxes and selling taxes.
(**)	Relates to various cancellable operating lease agreements for office and machinery equipment.

For the year ended December 31, 2013, an amount of US$ 272,261 is included as “cost of manufactured products sold and services rendered” (2012: US$ 263,978; 2011: US$ 237,404); an amount of US$ 219,317 is included as “cost of agricultural produce sold and direct agricultural selling expenses” (2012: US$ 225,174; 2011: US$ 182,227); an amount of US$ 53,352 is included in “general and administrative expenses” (2012: US$ 57,691; 2011: US$ 65,142); and an amount of US$ 68,069 is included in “selling expenses” as described above (2012: US$ 58,602; 2011: US$ 59,404).

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

27.	Salaries and social security expenses

	2013	2012	2011
Wages and salaries	42,291	43,519	40,596
Social security costs	14,925	15,432	12,986
Equity-settled share-based compensation	3,803	4,138	3,677

	61,019	63,089	57,259

Number of employees	7,494	7,051	5,560

28.	Other operating income, net

	2013	2012	2011
Gain from the sale of subsidiaries (Note 16)	779	27,513	—
Gain from disposal of farmland and other assets (Note 16)	26,434	—	8,832
Gain from commodity derivative financial instruments	19,586	1,821	19,664
Loss from onerous contracts – forwards	(292)	(2,302)	(5,333)
Gain from disposal of other property items	670	882	394
Gain from disposal of financial assets (Note 16)	1,188	—	—
Others	1,285	3,183	1,024

	49,650	31,097	24,581

29.	Financial results, net

	2013	2012	2011
Finance income:
- Interest income	6,882	11,249	8,019
- Other income	352	289	1,113

Finance income	7,234	11,538	9,132

Finance costs:
- Interest expense	(49,249)	(27,672)	(34,017)
- Cash flow hedge – transfer from equity	(2,560)	—	—
- Foreign exchange losses, net	(21,087)	(26,080)	(12,683)
- Taxes	(3,815)	(4,265)	(5,273)
- Loss from interest rate/foreign exchange rate derivative financial instruments	(19,028)	(5,823)	(2,247)
- Other expenses	(3,177)	(2,814)	(8,121)

Finance costs	(98,916)	(66,654)	(62,341)

Total financial results, net	(91,682)	(55,116)	(53,209)

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

	2013	2012	2011
(Loss) / Profit from continuing operations attributable to equity holders of the Group	(27,597)	13,488	57,036
Profit/(Loss) from discontinued operations attributable to equity holders of the Group	1,767	(40,91)	(1,018)

Weighted average number of shares in issue (thousands)	122,302	121,365	117,028

Basic (loss) / earnings per share from continuing operations	(0.226)	0.111	0.488

Basic earnings / (loss) per share from discontinued operations	0.014	(0.034)	(0.009)

(b) Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares. The Group has one category of dilutive potential shares: equity-settled share options. For these instruments, a calculation is done to determine the number of shares that could have been acquired at fair value, based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the equity-settled share options. As of December 31, 2013, there were 2,431 thousands (2012: 2,528 thousands; 2011: 2,038 thousands) share options outstanding that could potentially have a dilutive impact in the future but were antidilutive for the periods presented.

	2013	2012	2011
(Loss) / Profit from continuing operations attributable to equity holders of the Group	(27,597)	13,488	57,036
Profit /(Loss) from discontinued operations attributable to equity holders of the Group	1,767	(40,91)	(1,018)

Weighted average number of shares in issue (thousands)	122,302	121,365	117,028
Adjustments for:
- Employee share options and restricted units (thousands)	807	1,104	822

Weighted average number of shares for diluted earnings per share (thousands)	123,109	122,469	117,850

Diluted (loss) / earnings per share from continuing operations	(0.226)	0.111	0.484

Diluted earnings / (loss) per share from discontinued operations	0.014	(0.034)	(0.009)

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

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

31.	Disclosure of leases and similar arrangements

The Group as lessee

Operating leases:

The Group leases various offices and machinery under cancellable operating lease agreements. An amount of US$ 1.28 million of lease expense was included in “General and administrative expenses” in the consolidated statement of income for the year ended December 31, 2013 (2012: US$ 1.50 million; 2011: US$ 0.99 million). An amount of US$ 1.27 million of lease expense was included in “Cost of manufactured products sold and services rendered” in the consolidated statement of income for the year ended December 31, 2013 (2012: US$ 1.46 million; 2011: US$ 3.61). An amount of US$ 0.12 million of lease expense was included in “Selling expenses” in the consolidated statement of income for the year ended December 31, 2013 (2012: US$ 0.20 million; 2011: US$ 0.18 million).

The Group leases land for crop cultivation in Argentina. The leases have an average term of a crop year and are renewable at the option of the lessee for additional periods. Under the lease agreements, rent accrues generally at the time of harvest. Rent is payable at several times during the crop year. Lease expense was US$ 17.85 million for the year ended December 31, 2013 (2012: US$ 17.60 million; 2011: US$ 10.52 million). Lease expense is capitalized as part of biological assets, affecting the periodically re-measurement of the biological assets at fair value. Based on this accounting policy, the line item ‘Initial recognition and changes in fair value of biological assets and agricultural produce’ in the consolidated income statement is directly affected by the lease expense that has been capitalized.

The future aggregate minimum lease payments under cancellable operating leases are as follows:

	2013	2012
No later than 1 year	10,313	8,941
Later than 1 year and no later than 5 years	6,090	6,411
Thereafter	—	—

	16,403	15,352

Agriculture “partnerships” (parceria by its exact term in Portuguese):

The Group enters into contracts with landowners to cultivate sugarcane on their land. These contracts have an average term of 5 years.

Under these contracts, the Group makes payments based on the market value of sugarcane per hectare (in tons) used by the Group in each harvest, with the market value based on the price of sugarcane published by CONSECANA and a fixed amount of total recoverable sugar per ton. Lease expense was US$ 150 million for the year ended December 31, 2013 (2012: US$ 30.4 million; 2011: US$ 17.1 million). Lease expense is included in “Initial recognition and changes in fair value of biological assets and agricultural produce” in the statement of income.

Finance leases:

Most of the leased assets carried in the consolidated statement of financial position as part of a finance lease relate to long-term rental and lease agreements for vehicles, machinery and equipment. The net book value of assets under finance leases amounts to US$ 1,046 and US$ 1,531 as of December 31, 2013 and 2012, respectively.

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

The following amounts have been recognized in the statement of income in the line “Sales of manufactured products and services rendered”:

	2013	2012	2011
Rental income	3,446	4,735	4,980

The future minimum rental payments receivable under cancellable leases are as follows:

	2013	2012
No later than 1 year	1,458	3,801
Later than 1 year and no later than 5 years	3,417	15,205
Thereafter	553	7,286

	5,428	26,292

In September 2013, Marfrig Argentina S.A., an Argentine company and a subsidiary of Marfrig Alimentos S.A. (“Marfrig”) notified the Group of their intention to early terminate the lease agreement entered into with the Group on December 2009 for grazing land. The termination of the lease agreement was effective in the fourth quarter of 2013. The Group and Marfrig are currently in negotiations concerning the terms and conditions of the early termination of the lease agreement. The Group has also entered into negotiations with third parties for the lease of the grazing land after the effective date of the termination of the lease agreement.

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

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.	Group subsidiaries

The following table details the subsidiaries that comprised the Group as of December 31, 2013 and 2012:

				2013		2012
	Activities		Country of incorporation and operation	Ownership percentage held if not 100%		Ownership percentage held if not 100%
Details of principal subsidiary undertakings: Operating companies (unless otherwise stated):
Adeco Agropecuaria S.A.		(a)	Argentina	—		—
Pilagá S.A.		(a)	Argentina	99.84%		99.84%
Cavok S.A.		(a)	Argentina	—		—
Establecimientos El Orden S.A.		(a)	Argentina	—		—
Bañado del Salado S.A.		(a)	Argentina	—		—
Agrícola Ganadera San José S.A.		(a)	Argentina		(i)		(i)
Santa Regina S.A.		(a)	Argentina		(iii)		(iii)
Agro Invest S.A.		(a)	Argentina	—		—
Forsalta S.A.		(a)	Argentina	—		—
Dinaluca S.A.		(a)	Argentina	—		—
Simoneta S.A.		(a)	Argentina	—		—
Compañía Agroforestal S.M.S.A.		(a)	Argentina	—		—
Adeco Agropecuaria Brazil S.A.		(b)	Brazil	—		—
Adecoagro Vale do Ivinhema Ltda.		(b)	Brazil	—		—
Usina Monte Alegre Ltda.		(b)	Brazil	—		—
Fazenda Mimoso Ltda.		(c)	Brazil		(ii)	—
Kelizer S.A.		(a)	Uruguay	—		—
Agroglobal S.A. (f.k.a. Adecoagro Uruguay S.A.)		(a)	Uruguay	—		—
Holdings companies:
Adeco Brazil Participacoes S.A.	—		Brazil	—		—
International Farmland Holdings LP	—		United States	99.99%		99.99%
Adecoagro LP	—		United States	—		—
Ladelux S.C.A.	—		Uruguay	—		—
Spain Holding Companies (e)	—		Spain	—		—
Ona Ltd.	—		Malta	—		—
Toba Ltd.	—		Malta	—		—

(a)	Mainly crops, rice, cattle and others
(b)	Mainly sugarcane, ethanol and energy
(c)	Mainly coffee
(d)	Mainly dairy
(e)	Comprised by: Kadesh España S.L; Leterton España S.L.; Global Calidon SL; Global Mirabilis SL; Global Asterion SL; Global Acasto SL; Global Anceo SL; Global Laertes SL; Global Seward SL.; Global Acamante SL; Global Carelio SL; Global Pindaro SL; Global Pileo SL; Global Hisingen SL; Peak Tezas SL; Peak City SL.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.	Group companies (continued)

(i)	In June 2012, the Group completed the sale of Agricula Ganadera San José S.A. (Note 16).
(ii)	In May 2013, the Group completed the sale of Fazenda Mimoso Ltda. (Note 16).
(iii)	In June 2013, the Group completed the sale of Santa Regina S.A. (Note 16).

The percentage voting right for each principal subsidiary is the same as the percentage of capital stock held. Issued share capital represents only ordinary shares/ quotas, units or their equivalent. There are no preference shares or units issued in any subsidiary undertaking.

According to the laws of certain of the countries in which the Group operates, 5% of the profit of the year is separated to constitute legal reserves until they reach legal capped amounts (20% of total capital). These legal reserves are not available for dividend distribution and can only be released to absorb losses. The Group’s joint ventures have not reached the legal capped amounts.

34.	Related-party transactions

The following is a summary of the balances and transactions with related parties:

Related party	Relationship		Description of transaction	Income (loss) included in the statement of income			Balance receivable (payable)/(equity)
				2013	2012	2011	2013	2012

Grupo La Lácteo	Joint venture		Sales of goods	7.432	8,231	16,459	—	—
			Purchases of goods	(25)	53	—	—	—
			Receivables from related parties (Note 13)	—		—	—	2,253
			Interest income	33	377	—	—	—

Santa Regina Agropecuaria S.A.	Investment		Receivables from related parties	—	—	—	—	144

Mario Jorge de Lemos Vieira/ Cia Agropecuaria Monte Alegre/ Alfenas Agricola Ltda/ Marcelo Weyland Barbosa Vieira/ Paulo Albert Weyland Vieira	(i	)	Cost of manufactured products sold and services rendered (ii)	(2.650)	(4,215)	(3,136)	—	—
			Receivables from related parties (Note 13)	—	—	—	—	—
			Payables (Note 20)		—	—	(667)	(562)

UMA members	(i	)	Tax charge	—	—	—	—	—

Ospraie	(i	)	Consent fee (iii)	—	—	(3,000)	—	—

Directors and senior management	Employment		Compensation selected employess	(7,367)	(7,367)	(6,594)	(17,472)	(18,072)

CHS Agro	Joint venture		Purchases of goods	402	—	—	—	—
			Payables (Note 19)	—	—	—	(402)	—

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

The accompanying notes are an integral part of these consolidated financial statements.