Form 20-F
period 2014-12-31
Adecoagro S.A.
filed 2015-04-30
CIK 1499505

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED ON DECEMBER 31, 2014
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM ____________ TO ____________
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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

L - 2453 Luxembourg

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

None

The number of outstanding shares of each of the issuer’s classes of capital stock as of December 31, 2014:

120,978,527 Common Shares, par value $1.50 per share

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

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐

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

Yes ☐ No ☑

i

ii

PART III		169

Item 17.	Financial Statements	169

Item 18.	Financial Statements	169

Item 19.	Exhibits	169

iii

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

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this annual report might not occur, and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, including, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

iv

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Certain Defined Terms

In this annual report, unless otherwise specified or if the context so requires:

•	References to the terms “Adecoagro S.A.,” “Adecoagro,” “we,” “us,” “our,” “Company” and “our company” refer to, Adecoagro S.A., a corporation organized under the form of a société anonyme under the laws of the Grand Duchy of Luxembourg, and its subsidiaries.

•	References to “IFH” and “IFH LP” mean the former International Farmland Holdings, LP, a limited partnership (previously International Farmland Holdings, LLC, or IFH LLC) organized under the laws of Delaware, and its subsidiaries.

•	References to “Adecoagro LP” mean Adecoagro, LP SCS, a limited partnership organized under the form of a société comandite simple under the laws of the Grand Duchy of Luxembourg (previously Adecoagro, LLC) organized under the laws of Delaware, and its subsidiaries.

•	References to “$,” “US$,” “U.S. dollars” and “dollars” are to U.S. dollars.

•	References to “Argentine Pesos,” “Pesos” or “Ps.” are to Argentine Pesos, the official currency of Argentina.

•	References to “Brazilian Real,” “Real,” “Reais” or “R$” are to the Brazilian Real, the official currency of Brazil.

•	Unless stated otherwise, references to “sales” are to the consolidated sales of manufactured products and services rendered plus sales of agricultural produce and biological assets.

•	References to “IFRS” are International Financial Reporting Standards issued by the International Accounting Standards Board (“IASB”) and the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), together “IFRS.”

Financial Statements

Background

  As part of a corporate reorganization (the “Reorganization”), Adecoagro, a Luxembourg corporation under the form of a société anonyme, was formed as a holding company for IFH for the purpose, among others, of facilitating the initial public offering (the “IPO”) of our common shares, completed on January 28, 2011. Before the IPO, Adecoagro had not engaged in any business or other activities except in connection with its formation and the Reorganization. For an additional discussion of the Reorganization, see “Item 4. Information on the Company—A. History and Development of the Company—History.”

During 2011, we contributed the net proceeds of the IPO to increase our interest in IFH from 98% to 98.64%. During 2012, we issued, in a series of transactions, 1,654,752 shares to certain limited partners of IFH in exchange for their residual interest in IFH, totaling 1.3595%, thereby increasing our interest in IFH to approximately 100%.

On March 27, 2015, Adecoagro commenced a series of transactions for the purpose of transfering the domicile of Adecoagro LP to Luxembourg. In connection with the Adecoagro LP redomiciliation, Adecoagro merged IFH LP into Adecoagro LP with Adecoagro LP as the surviving entity and Adecoagro GP S.a.r.l., a societe responsibilitie limitee organized under the laws of Luxembourg, became the general partner of Adecoagro LP on April 1, 2015. Also on April 1, 2015, Adecoagro completed the redomiciliation of Adecoagro LP out of Delaware to Luxembourg and Adecoagro LP, without dissolution or liquidation, continued its corporate existence as Adecoagro LP S.C.S., a societe en commandite simple organized under Luxembourg law, effective April 2, 2015. For a detailed description of the Adecoagro LP redomiciliation please see “Item 4. Information on the Company—A. History and Development of the Company—History.

v

The consolidated financial statements as of December 31, 2014, 2013 and  2012,  and for the years then ended (hereinafter, the “Consolidated Financial Statements”) included in this annual report have been prepared in accordance with IFRS. All IFRS  effective at the time of preparing the consolidated financial statements have been applied.

Non-IFRS Financial Measures

We present Adjusted Consolidated EBITDA, Adjusted Segment EBITDA, Adjusted Consolidated EBIT and Adjusted Segment EBIT in this annual report as supplemental measures of performance of our company and of each operating segment, respectively, that are not required by, or presented in accordance with IFRS. Our Adjusted Consolidated EBITDA equals the sum of our Adjusted Segment EBITDA for each of our operating segments. We define “Adjusted Consolidated EBITDA” as (i) consolidated net profit (loss) for the year, as applicable, before interest expense, income taxes, depreciation and amortization, foreign exchange gains or losses, other net financial expenses and unrealized changes in fair value of our long-term biological assets, primarily our sugarcane and coffee plantations and cattle stocks; and (ii) adjusted by profit or loss from discontinued operations; and (iii) by gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland which are reflected in our Shareholders Equity under the line item “Reserve from the sale of non-controlling  interests in subsidiaries.” We define “Adjusted Segment EBITDA” for each of our operating segments as (i) the segment’s share of consolidated profit (loss) from operations before financing and taxation for the year, as applicable, before depreciation and amortization and unrealized changes in fair value of our long-term biological assets; and (ii) adjusted by profit or loss from discontinued operations; and adjusted by gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, which are reflected in our Shareholders Equity under the line item: “Reserve from the sale of non-controlling interests in subsidiaries.”  We believe that Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are important measures of operating performance for our company and each operating segment, respectively, because they allow investors and others to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, respectively, including our return on capital and operating efficiencies, from period to period by removing the impact of our capital structure (interest expense from our outstanding debt), asset base (depreciation and amortization), tax consequences (income taxes), unrealized changes in fair value of biological assets (a significant non-cash gain or loss to our consolidated statements of income under IAS 41 accounting), foreign exchange gains or losses and other financial expenses. In addition, by including the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, investors can also evaluate the full value and returns generated by our land transformation activities. Other companies may calculate Adjusted Consolidated EBITDA and Adjusted Segment EBITDA differently, and therefore our Adjusted Consolidated EBITDA and Adjusted Segment EBITDA may not be comparable to similarly titled measures used by other companies. Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are not measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, segment’s profit from operations before financing and taxation and other measures determined in accordance with IFRS. Items excluded from Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are significant and necessary components to the operations of our business, and, therefore, Adjusted Consolidated EBITDA and Adjusted Segment EBITDA should only be used as a supplemental measure of our company’s operating performance, and of each of our operating segments, respectively. We also believe Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are useful for securities analysts, investors and others to evaluate the financial performance of our company and other companies in the agricultural industry. These non-IFRS measures should be considered in addition to, but not as a substitute for or superior to, the information contained in either our statements of income or segment information.

vi

Our Adjusted Consolidated EBIT equals the sum of our Adjusted Segment EBITs for each of our operating segments. We define “Adjusted Consolidated EBIT” as (i) consolidated net profit (loss) for the year, as applicable, before interest expense, income taxes, foreign exchange gains or losses, other net financial expenses and unrealized changes in fair value of our long-term biological assets, primarily our sugarcane and coffee plantations and cattle stocks; and (ii) adjusted by profit or loss from discontinued operations; and adjusted by gains or losses from disposals of non controlling interests in subsidiaries whose main underlying asset farmland. We define “Adjusted Segment EBIT” for each of our operating segments as the segment’s share of (i) consolidated profit (loss) from operations before financing and taxation for the year, as applicable, before unrealized changes in fair value of our long-term biological assets; and (ii) adjusted by profit or loss from discontinued operations; and (iii) adjusted by gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, which are reflected in our Shareholders Equity under the line item: “Reserve from the sale of non-controlling interests in subsidiaries.”  We believe that Adjusted Consolidated EBIT and Adjusted Segment EBIT are important measures of operating performance, for our company and each operating segment, respectively, because they allow investors and others to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, from period to period by including the impact of depreciable fixed assets and removing the impact of our capital structure (interest expense from our outstanding debt), tax consequences (income taxes), unrealized changes in fair value of biological assets (a significant non-cash gain or loss to our consolidated statements of income under IAS 41 accounting), foreign exchange gains or losses and other financial expenses. In addition, by including the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, investors can evaluate the full value and returns generated by our land transformation activities. Other companies may calculate Adjusted Consolidated EBIT and Adjusted Segment EBIT differently, and therefore our Adjusted Consolidated EBIT and Adjusted Segment EBIT may not be comparable to similarly titled measures used by other companies. Adjusted Consolidated EBIT and Adjusted Segment EBIT are not measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, segment’s profit from operations before financing and taxation and other measures determined in accordance with IFRS. Items excluded from Adjusted Consolidated EBIT and Adjusted Segment EBIT are significant and necessary components to the operations of our business, and, therefore, Adjusted Consolidated EBIT and Adjusted Segment EBIT should only be used as a supplemental measure of the operating performance of our company, and of each of our operating segments, respectively. We also believe Adjusted Consolidated EBIT and Adjusted Segment EBIT are useful for securities analysts, investors and others to evaluate the financial performance of our company and other companies in the agricultural industry.

Fiscal Year and Harvest Year

Our fiscal year begins on January 1 and ends on December 31 of each year. However, our production is based on the harvest year for each of our crops and rice. A harvest year varies according to the crop or rice and to the climate in which it is grown. Due to the geographic diversity of our farms, the planting period for a given crop or rice may start earlier on one farm than on another, causing differences in their respective harvesting periods. The presentation of production volume (tons) and product area (hectares) in this annual report, in respect of the harvest years for each of our crops and rice, starts with the first day of the planting period at the first farm to start planting on that harvest year and continues to the last day of the harvesting period of the respective crop or rice on the last farm to finish harvesting that harvest year, as shown in the table below.

vii

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

viii

Presentation of Information — Market Data and Forecasts

This annual report includes information provided by us and by third-party sources that we believe are reliable, including data related to the economic conditions in the markets in which we operate. Unless otherwise indicated, information in this annual report concerning economic conditions is based on publicly available information from third-party sources which we believe to be reasonable. The economic conditions in the markets in which we operate may deteriorate, and those economies may not grow at the rates projected by market data, or at all. The deterioration of the economic conditions in the markets in which we operate may have a material adverse effect on our business, results of operations and financial condition and the market price of our common shares.

Rounding

We have made rounding adjustments to reach some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

ix

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

	A.	SELECTED FINANCIAL DATA

The following data, insofar as it relates to each of the years 2010-2014, has been derived from our annual consolidated financial statements, including the consolidated balance sheets at December 31, 2014 and 2013 and the related consolidated statements of income, comprehensive income and cash flow for each of the three years in the period ended December 31, 2014, and notes thereto included elsewhere in this annual report (the “Consolidated Financial Statements”).

The financial statements are prepared in accordance with IFRS . All IFRS effective at the time of preparing the Consolidated Financial Statements have been applied.

You should read the information contained in the following tables in conjunction with “Item 5. Operating and Financial Review and Prospects”, “Item 8. Financial Information”, “Item 18. Financial Statements” and the Consolidated Financial Statements and the accompanying notes included elsewhere in this annual report.

	As of December,

	2014	2013	2012	2011	2010
	(In thousands of $)
Statement of Income Data:
Sales of manufactured products and services rendered	513,127	425,307	379,526	365,857	294,529
Cost of manufactured products sold and services rendered	(335,442)	(272,261)	(263,978)	(237,404)	(219,201)
Gross profit from manufacturing activities	177,685	153,046	115,548	128,453	75,328
Sale of agricultural produce and biological assets	209,839	219,317	225,174	182,227	131,738
Cost of agricultural produce sold and direct agricultural selling expenses(l)	(209,839)	(219,317)	(225,174)	(182,227)	(131,738)
Initial recognition and changes in fair value of biological assets and agricultural produce	27,145	(39,123)	16,643	86,811	(30,528)
Changes in net realizable value of agricultural produce after harvest	3,401	12,875	16,004	10,523	7,999
Gross profit/(loss) from agricultural activities	30,546	(26,248)	32,647	97,334	(22,529)
Margin on manufacturing and agricultural activities before operating expenses	208,231	126,798	148,195	225,787	52,799
General and administrative expenses	(52,695)	(53,352)	(57,691)	(65,142)	(56,562)
Selling expenses	(78,864)	(68,069)	(58,602)	(59,404)	(52,528)
Other operating income, net	11,977	49,650	31,097	24,581	18,224
Share of loss of joint ventures	(924)	(219)	-	-	-
Profit /(loss) from operations before financing and taxation	87,725	54,808	62,999	125,822	(38,067)
Finance income	7,291	7,234	11,538	9,132	16,559
Finance costs	(86,472)	(98,916)	(66,654)	(62,341)	(39,496)
Financial results, net	(79,181)	(91,682)	(55,116)	(53,209)	(22,937)
Profit / (Loss) before income tax	8,544	(36,874)	7,883	72,613	(61,004)
Income tax (expense) / benefit	(6,106)	9,277	5,436	(14,662)	16,263
Profit / (Loss) for the year from continuing operations	2,438	(27,597)	13,319	57,951	(44,741)
Profit / (Loss) for the year from discontinued operations (1)	-	1,767	(4,040)	(1,034)	(50)
Profit / (Loss) for the year	2,438	(25,830)	9,279	56,917	(44,791)

Attributable to:
Equity holders of the parent	2,518	(25,828)	9,397	56,018	(43,904)
Non-controlling interest	(80)	(2)	(118)	899	(887)
Earnings/(Loss) per share from continuing and discontinued operations attributable to the equity holders of the parent during the year:
Basic earnings per share
From continuing operations	0.021	(0.226)	0.111	0.488	(0.548)
From discontinued operations	-	0.014	(0.034)	(0.009)	(0.001)
Diluted earnings per share
From continuing operations	0.021	(0.226)	0.111	0.484	(0.548)
From discontinued operations	-	0.014	(0.034)	(0.009)	(0.001)

(1) Our joint venture (equity method) investment in La Lacteo,  was disposed on June 2013 and it was reflected as Discontinued operations.

	For the Year Ended December 31,
	2014	2013	2012	2011	2010
Cash Flow Data:
Net cash generated from operating activities	133,133	102,080	67,823	56,586	60,221
Net cash used in investing activities	(313,454)	(161,536)	(300,215)	(140,493)	(111,725)
Net cash generated from financing activities	73,289	104,671	133,508	360,792	46,545
Other Financial Data:
Adjusted Segment EBITDA (unaudited)(2)
Crops	36,671	36,720	34,313	42,563	33,613
Rice	14,198	12,902	4,943	6,652	7,121
Dairy	8,536	9,801	(2,402)	3,426	2,649
All Other segments	333	1,347	4,280	5,971	1,515
Farming subtotal	59,738	60,770	41,134	58,612	44,898
Ethanol, sugar and energy	153,532	115,239	97,505	109,507	51,735
Land transformation	25,508	28,172	27,513	8,832	20,837
Corporate	(23,233)	(23,478)	(25,442)	(26,885)	(22,353)
Adjusted Consolidated EBITDA	215,545	180,703	140,710	150,066	95,117

(1)	Consists of two components: (i) the cost of our agricultural produce and/or biological assets sold as appropriate plus (ii) in the case of agricultural produce, the direct costs of selling, including but not limited to, transportation costs, export taxes and other levies. The cost of our agricultural produce sold represents the recognition as an expense of our agricultural produce held in inventory valued at net realizable value. The cost of our biological assets and/or agricultural produce sold at the point of harvest represents the recognition as an expense of our biological assets and/or agricultural produce measured at fair value less costs to sell, generally representing the applicable quoted market price at the time of sale. Accordingly, the line item “Sales of agricultural produce and biological assets” is equal to the line item “Cost of agricultural produce plus direct agricultural selling expenses.” See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies and Estimates—Biological Assets and Agricultural Produce.”

(2)	See “Presentation of Financial and Other Information” for the definitions of Adjusted Segment EBITDA and Adjusted Consolidated EBITDA and the reconciliation in the table below.

	As of December 31,
	2014	2013	2012	2011	2010
	(In thousands of $)
Statement of Financial Position Data:
Biological assets	341,232	292,144	298,136	239,600	186,757
Inventories	104,919	108,389	95,321	96,147	57,170
Property, plant and equipment, net	776,905	790,520	880,897	759,696	751,992
Total assets	1,639,322	1,711,476	1,777,955	1,700,695	1,320,444
Non-current borrowings	491,324	512,164	354,249	203,409	250,672
Total borrowings	698,506	660,131	539,133	360,705	389,472
Share Capital	183,573	183,573	183,331	180,800	120,000
Equity attributable to equity holders of the parent	762,796	854,304	1,025,978	1,079,876	708,532
Non-controlling interest	7,589	45	65	14,993	14,570
Number of shares (1)	122,382	122,382	122,221	120,533	80,000

(1)	After giving effect to the Reorganization and related transactions.

The following tables show a reconciliation of Adjusted Segment EBITDA to our segments’ profit / (loss) from operations before financing and taxation, the most directly comparable IFRS financial measure, and a reconciliation of Adjusted Consolidated EBITDA to our net profit (loss) for the year, the most directly comparable IFRS financial measure.

	As of December 31, 2014
	Crops	Rice	Dairy	All other segments	Farming Subtotal	Sugar, Ethanol and Energy	Land Trans- formation	Corporate	Total
	(In thousands of $)
Adjusted Segment EBITDA (unaudited)
Profit/(Loss) from
Operations Before Financing and Taxation	34,745	10,937	8,112	477	54,271	56,687	-	(23,233)	87,725
Profit from discontinued operations	-	-	-	-	-	-	-	-	-
Initial recognition and changes in fair value of “long term” biological assets(l) (unrealized)	-	-	(1,127)	(542)	(1,669)	14,325	-	-	12,656
Adjusted Segment EBIT (unaudited)(2)
Depreciation and amortization	1,926	3,261	1,551	398	7,136	82,520	-	-	89,656
Reserve from the sale of non-controlling interests in subsidiaries (3)	-	-	-	-	-	-	25,508	-	25,508
Adjusted Segment EBITDA (unaudited)(2)	36,671	14,198	8,536	333	59,738	153,532	25,508	(23,233)	215,545
Reconciliation to Profit
Profit for the year									2,438
Initial recognition and changes in fair value of “long term” biological assets(l) (unrealized)									12,656
Income tax expense									6,106
Interest expense, net									47,847
Foreign exchange, net									9,246
Other financial results, net									22,088
Reserve from the sale of non-controlling interests in subsidiaries (3)									25,508
Adjusted Consolidated EBIT (unaudited)(2)									125,889
Depreciation and amortization									89,656
Adjusted Consolidated EBITDA (unaudited)(2)									215,545

(1)	Long-term biological assets are sugarcane, coffee, dairy and cattle.

(2)	See “Presentation of Financial and Other Information” for the definitions of Adjusted Segment EBIT, Adjusted Consolidated EBIT, Adjusted Segment EBITDA and Adjusted Consolidated EBITDA.

(3)	This corresponds to an equity line item in our balance sheet. See “Presentation of Financial and Other Information” for the definitions of Adjusted Segment EBIT, Adjusted Consolidated EBIT, Adjusted Segment EBITDA and Adjusted Consolidated EBITDA.

	As of December 31, 2013
	Crops	Rice	Dairy	All other segment	Farming Subtotal	Sugar, Ethanol and Energy	Land Trans- formation	Corporate	Total
	(In thousands of $)
Adjusted Segment EBITDA (unaudited)
Profit/(Loss) from
Operations Before Financing and Taxation	34,549	8,171	6,714	(7,238)	42,196	7,918	28,172	(23,478)	54,808
Profit from discontinued operations	-	-	1,767	-	1,767	-	-	-	1,767
Initial recognition and changes in fair value of “long term” biological assets(l) (unrealized)	-	-	234	8,121	8,355	47,341	-	-	55,696
Adjusted Segment EBIT (unaudited)(2)	34,549	8,171	8,715	883	52,318	55,259	28,172	(23,478)	112,271
Depreciation and amortization	2,171	4,731	1,086	464	8,452	59,980	-	-	68,432
Adjusted Segment EBITDA (unaudited)(2)	36,720	12,902	9,801	1,347	60,770	115,239	28,172	(23,478)	180,703
Reconciliation to Profit
Loss for the year									(25,830)
Initial recognition and changes in fair value of “long term” biological assets(l) (unrealized)									55,696
Income tax benefit									(9,277)
Interest expense, net									42,367
Foreign exchange, net									21,087
Other financial results, net									28,228
Adjusted Consolidated EBIT (unaudited)(2)									112,271
Depreciation and amortization									68,432
Adjusted Consolidated EBITDA (unaudited)(2)									180,703

(1)	Long-term biological assets are sugarcane, coffee, dairy and cattle.

(2)	See “Presentation of Financial and Other Information” for the definitions of Adjusted Segment EBIT, Adjusted Consolidated EBIT, Adjusted Segment EBITDA and Adjusted Consolidated EBITDA.

	As of December 31, 2012
	Crops	Rice	Dairy	All other segments	Farming Subtotal	Sugar, Ethanol and Energy	Land Trans- formation	Corporate	Total
	(In thousands of $)
Adjusted Segment EBITDA (unaudited)
Profit/(Loss) from
Operations Before Financing and Taxation	32,240	1,120	857	889	35,106	25,822	27,513	(25,442)	62,999
Loss from discontinued operations	-	-	(4,040)	-	(4,040)	-	-	-	(4,040)
Initial recognition and changes in fair value of “long term” biological assets(l) (unrealized)	-	-	(115)	2,615	2,500	24,783	-	-	27,283
Adjusted Segment EBIT (unaudited)(2)	32,240	1,120	(3,298)	3,504	33,566	50,605	27,513	(25,442)	86,242
Depreciation and amortization	2,073	3,823	896	776	7,568	46,900			54,468
Adjusted Segment EBITDA (unaudited)(2)	34,313	4,943	(2,402)	4,280	41,134	97,505	27,513	(25,442)	140,710
Reconciliation to Profit
Profit for the year									9,279
Initial recognition and changes in fair value of “long term” biological assets(l) (unrealized)									27,283
Income tax benefit									(5,436)
Interest expense, net									16,423
Foreign exchange losses, net									26,080
Other financial results, net									12,613
Adjusted Consolidated EBIT (unaudited)(2)									86,242
Depreciation and amortization									54,468
Adjusted Consolidated EBITDA (unaudited)(2)									140,710

(1)	Long-term biological assets are sugarcane, coffee, dairy and cattle.

(2)	See “Presentation of Financial and Other Information” for the definitions of Adjusted Segment EBIT, Adjusted Consolidated EBIT, Adjusted Segment EBITDA and Adjusted Consolidated EBITDA.

	As of December 31, 2011
	Crops	Rice	Dairy	All other segments	Farming Subtotal	Sugar, Ethanol and Energy	Land Trans- formation	Corporate	Total
	(In thousands of $)
Adjusted Segment EBITDA (unaudited)
Profit/(Loss) from
Operations Before Financing and Taxation	41,094	3,547	5,363	3,821	53,825	90,050	8,832	(26,885)	125,822
Loss from discontinued operations	—	—	(1,034)	—	(1,034)	—	—	—	(1,034)
Initial recognition and changes in fair value of “long term” biological assets(l) (unrealized)	—	—	(1,503)	1,394	(109)	(8,797)	—	—	(8,906)
Adjusted Segment EBIT (unaudited)(2)	41,094	3,547	2,826	5,215	52,682	81,253	8,832	(26,885)	115,882
Depreciation and amortization	1,469	3,105	600	756	5,930	28,254	—	—	34,184
Adjusted Segment EBITDA (unaudited)(2)	42,563	6,652	3,426	5,971	58,612	109,507	8,832	(26,885)	150,066
Reconciliation to Profit
Profit for the year									56,917
Initial recognition and changes in fair value of “long term” biological assets(l) (unrealized)									(8,906)
Income tax expense									14,662
Interest expense, net									25,998
Foreign exchange, net									12,683
Other financial results, net									14,528
Adjusted Consolidated EBIT (unaudited)(2)									115,882
Depreciation and amortization									34,184
Adjusted Consolidated EBITDA (unaudited)(2)									150,066

(1)	Long-term biological assets are sugarcane, coffee, dairy and cattle.

(2)	See “Presentation of Financial and Other Information” for the definitions of Adjusted Segment EBIT, Adjusted Consolidated EBIT, Adjusted Segment EBITDA and Adjusted Consolidated EBITDA.

	As of December 31, 2010
	Crops	Rice	Dairy	All other segments	Farming Subtotal	Sugar, Ethanol and Energy	Land Trans- formation	Corporate	Total
	(In thousands of $)
Adjusted Segment EBITDA (unaudited)
Profit/(Loss) from
Operations Before Financing and Taxation	31,902	5,041	5,886	(1,753)	41,076	(77,627)	20,837	(22,353)	(38,067)
Loss from discontinued operations	—	—	(50)	—	(50)	—	—	—	(50)
Initial recognition and changes in fair value of “long term” biological assets(l) (unrealized)	—	—	(3,610)	2,486	(1,124)	96,795	—	—	95,671
Adjusted Segment EBIT (unaudited)(2)	31,902	5,041	2,226	733	39,902	19,168	20,837	(22,353)	57,554
Depreciation and amortization	1,711	2,080	423	782	4,996	32,567	—	—	37,563
Adjusted Segment EBITDA (unaudited)(2)	33,613	7,121	2,649	1,515	44,898	51,735	20,837	(22,353)	95,117
Reconciliation to (Loss)
(Loss) for the year									(44,791)
Initial recognition and changes in fair value of “long term” biological assets(l) (unrealized)									95,671
Income tax benefit									(16,263)
Interest expense, net									33,028
Foreign exchange gains, net									(7,324)
Other financial results, net									(2,767)
Adjusted Consolidated EBIT (unaudited)(2)									57,554
Depreciation and amortization									37,563
Adjusted Consolidated EBITDA (unaudited)(2)									95,117

(1)	Long-term biological assets are sugarcane, coffee, dairy and cattle.

(2)	See “Presentation of Financial and Other Information” for the definitions of Adjusted Segment EBIT, Adjusted Consolidated EBIT, Adjusted Segment EBITDA and Adjusted Consolidated EBITDA.

B.	CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

D.	RISK FACTORS

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

The occurrence of severe adverse weather conditions, especially droughts, hail, floods or frost or diseases are unpredictable and may have a potentially devastating impact on agricultural production and may otherwise adversely affect the supply and price of the agricultural commodities that we sell and use in our business. Adverse weather conditions may be exacerbated by the effects of climate change. The effects of severe adverse weather conditions may reduce yields of our agricultural activities. Additionally, higher than average temperatures and rainfall can contribute to an increased presence of pest and insects that may adversely impact our agricultural production.

We experienced drought conditions during the first half of 2013 in the countries where we operate, which resulted in a reduction of approximately 21% to 31% in our yields for the 2012/2013 harvest, for corn and soybean, compared with our historical averages. The actual yields following the drought generated a decrease in Initial Recognition and Changes in Fair Value of Biological Assets and Agricultural Produce in respect of corn, soybean and the remaining crops of $5.9 million, $16.6 million and $2.7 million, respectively, for the year ended December 31, 2013. See “ See Item 5 - Operating and Financial Review and Prospects - Trends and Factors Affecting Our Results of Operations - (i) Effects of Yield Fluctuations.”

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

For example, we reported a $71 million loss in 2014 compared to a $23 million loss for 2012 for our sugarcane business segment in the line item “Initial recognition and Changes in Fair Value of Biological Assets and Agricultural Produce”. This loss was generated mainly by a decrease in price estimates used in the discounted cash flow (“DCF”) model to determine the fair value of our sugarcane plantations. In the DCF model, the price of future harvested sugarcane is calculated based on estimates of sugar price derived from the No. 11 futures contract (“NY11”) quoted on the ICE-NY. Sugar price estimates decreased due to lower sugar market prices. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Year ended December 31, 2014 as compared to year ended December 31, 2013.

Further, because we may not hedge 100% of the price risk of our agricultural products, we may be unable to have minimum price guarantees for all of our production and are, therefore, exposed to risks associated with the prices of agricultural products and their volatility. We are subject to fluctuations in prices of agricultural products that could result in our receiving lower prices for our agricultural products than our production costs.

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

A vast majority of ethanol in Brazil is produced at sugarcane mills that produce both ethanol and sugar. Because sugarcane millers are able to alter their product mix in response to the relative prices of ethanol and sugar, this results in the prices of both products being directly correlated, and the correlation between ethanol and sugar may increase over time. In addition, sugar prices in Brazil are determined by prices in the world market, resulting in a correlation between Brazilian ethanol prices and world sugar prices.

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

As part of our strategy to increase our production and increase our competitiveness through economies of scale, during 2012 we began the construction of the Ivinhema mill in Mato Grosso do Sul, increasing nominal crushing capacity by 5.0 million. The construction of Ivinhema was performed in two phases: phase I, of 2.0 million tons of crushing capacity was completed during March 2014; while the construction of phase II, with 3.0 million tons of crushing capacity, commenced during March 2014, and as of the date of this report is essentially complete. Assembly and commissioning of minor equipments will continue until the end of May 2015. See “Item 4. Information on the Company—B. Business Overview.”

On January 2, 2014, we entered into a syndicated loan with ING and Rabobank in an amount equal to USD $160.0 million, with a 4-year tenor, a 1.5 year grace period and bearing an interest rate of 3-month LIBOR +4.40%. The loan was collected throughout the first quarter of 2015 to finance the final tranche of the expansion of the Ivinhema mill and roll over of debt maturing during the year.

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

For example, we rely on fertilizers and agrochemicals, many of which are petro-chemical based. For the year ended December 31, 2014, in our Farming business, fertilizers and agrochemicals constituted approximately 24% of our cost of production for the 2013/2014 harvest year. In our Sugar, Ethanol and Energy business, fertilizers and agrochemicals constituted 10% of our cost of production for 2014. On a consolidated basis, fertilizers and agrochemicals constituted 15% of our cost of production for 2014. Worldwide production of agricultural products has increased significantly in recent years, increasing the demand for agrochemicals and fertilizers. This has resulted, among other things, in increased prices for agrochemicals and fertilizers.

Increased energy prices and frequent interruptions of energy supply could adversely affect our business.

We require substantial amounts of fuel oil and other resources for our harvest activities and transport of our agricultural products. For the year ended December 31, 2014, fuel constituted 10% of the cost of production of our Farming business during the 2013/2014 harvest year. In our Sugar, Ethanol and Energy business, fuel constituted 11% of our cost of production for 2014. On a consolidated basis, fuel constituted 11% of our cost of production for 2014. We rely upon third parties for our supply of energy resources used in our operations. The prices for and availability of energy resources may be subject to change or curtailment, respectively, due to, among other things, new laws or regulations, imposition of new taxes or tariffs, interruptions in production by suppliers, imposition of restrictions on energy supply by government, worldwide price levels and market conditions. Over the last few years, the Argentine government has taken certain measures in order to reduce the use of energy during peak months of the year by frequently cutting energy supply to industrial facilities and large consumers to ensure adequate supply for residential buildings. For example, certain of our industrial facilities have been subject to a quota system whereby electricity cuts occur on a work shift basis, resulting in our facilities being shut down during certain work shifts. While some of our facilities utilize different sources of energy, such as firewood and liquefied natural gas, and have attempted to stock their required supplies ahead of higher demand periods, we cannot assure you that we will be able to procure the required energy inputs at acceptable prices. If energy supply is cut for an extended period of time and we are unable to find replacement sources at comparable prices, or at all, our business and results of operations could be adversely affected.

We depend on international trade and economic and other conditions in key export markets for our products.

Our operating results depend largely on economic conditions and regulatory policies for our products in major export markets. The ability of our products to compete effectively in these export markets may be adversely affected by a number of factors that are beyond our control, including the deterioration of macroeconomic conditions, volatility of exchange rates, the imposition of greater tariffs or other trade barriers or other factors in those markets, such as regulations relating to chemical content of products and safety requirements. The European Union limits the import of genetically modified organisms, or “GMOs.” See “some of the agricultural commodities and food products that we produce contain genetically modified organisms.”

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

The demand for the products we sell may be affected by international, national and local economic conditions. Adverse changes in the perceived or actual economic climate, such as higher fuel prices, higher interest rates, stock and real estate market declines and/or volatility, more restrictive credit markets, higher taxes, and changes in governmental policies could reduce the level of demand or prices of the products we produce. We cannot predict the duration or magnitude of this downturn or the timing or strength of economic recovery. If the downturn continues for an extended period of time or worsens, we could experience a prolonged period of decreased demand and price. In addition, the economic downturn has and may continue to adversely impact our suppliers, which can result in disruptions in goods and services and financial losses.

Our business is seasonal, and our results may fluctuate significantly depending on the growing cycle of our crops.

As with any agricultural business enterprise, our business operations are predominantly seasonal in nature. The harvest of corn, soybean and rice generally occurs from January to May. Wheat is harvested from December to January. Cotton is harvested from June to August, but requires processing which takes approximately two to three months. Our operations and sales are affected by the growing cycle of our crops process and the timing of our harvest sales. In addition, our sugar and ethanol business is subject to seasonal trends based on the sugarcane growing cycle in the center-south region of Brazil. The annual sugarcane harvesting period in the center-south region of Brazil begins in March/April and ends in November/December. This creates fluctuations in our inventory, usually peaking in December to cover sales between crop harvests (i.e., January through April), and a degree of seasonality in our gross profit. Seasonality could have a material adverse effect on our business and financial performance. In addition, our quarterly results may vary as a result of the effects of fluctuations in commodities prices, production yields and costs. Therefore, our results of operations have varied significantly from period to period and are likely to continue to vary, due to seasonal factors.

Our dairy cattle are vulnerable to diseases.

Diseases among our dairy cattle herds, such as mastitis, tuberculosis, brucellosis and foot-and-mouth disease, can have an adverse effect on the productivity of our dairy cows. Outbreaks of cattle diseases may also result in the closure of certain important markets to our cattle-derived products. Although we abide by national veterinary health guidelines, including laboratory analyses and vaccination, to control diseases among our herds, especially foot-and-mouth disease, we cannot assure you that future outbreaks will not occur. A future outbreak of diseases among our cattle herds could adversely affect our milk sales and operating results and financial condition.

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

Government authorities of several countries, including Brazil and certain states of the United States, currently require the use of ethanol as an additive to gasoline. Commencing on April, 2015, the Sugar and Alcohol Interministerial Council of Brazil (Conselho Interministerial do Açúcar e Álcool) increased the required blend of anhydrous ethanol to gasoline from 25% to 27%. The increase on the ethanol blend rate will create an additional demand for anhydrous ethanol in the order of approximately 800 thousand cubic meters of anhydrous per year.

Approximately 40% of all fuel ethanol in Brazil is consumed in the form of anhydrous ethanol blended with gasoline; the remaining 60% of fuel ethanol is consumed in the form of hydrous ethanol, which is mostly used to power flex-fuel vehicles. Flex-fuel vehicles have the flexibility to run either on gasoline (blended with anhydrous ethanol) or hydrous ethanol. In the United States, almost all gasoline sold contains 10% ethanol. The European Union aims for 10% of the energy used in the transport sector to derive from renewable energy sources by 2020, without specific targets for certain renewable energy sources and without intermediate targets, to be determined by each Member State. As an example, in Sweden the ethanol blending ratio is 5%, which is the same mandate for other non-European countries, such as Argentina, Canada and India. Other countries such as Colombia, South Africa, Thailand and China have a 10% biofuel blending mandate. In addition, flex-fuel vehicles in Brazil are entitled to a tax benefit in the form of a lower tax rate on manufactured products (Imposto sobre Produtos Industrializados) and therefore are currently taxed at lower levels than gasoline-only vehicles, which has contributed to the increase in production and sale of flex-fuel vehicles. Many of these policies and incentives stem from, and are mostly driven by, climate change concerns and the positive perceptions regarding the use of ethanol as a solution to the climate change problem. If such concerns or perception were to change, the legal framework and incentive structure promoting the use of ethanol may change, leading to a reduction in the demand for ethanol. In addition, any reduction in the percentage of ethanol required in fuel blended with gasoline or increase in the levels at which flex-fuel vehicles are taxed in Brazil, or any growth in the demand for natural gas and other fuels as an alternative to ethanol, lower gasoline prices or an increase in gasoline consumption (versus ethanol), may cause demand for ethanol to decline and affect our business.

Growth in the sale and distribution of ethanol depends in part on infrastructure improvements, which may not occur on a timely basis, if at all.

In contrast to the well-established logistical operations and infrastructure supporting sugar exports, ethanol exports inherently demand much more complex preparation and means of distribution, including outlets from our facilities to ports and shipping to other countries. Substantial infrastructure development by persons and entities outside our control is required for our operations, and the ethanol industry generally, to grow. Areas requiring expansion include, but are not limited to, additional rail capacity, additional storage facilities for ethanol, increases in truck fleets capable of transporting ethanol within localized markets, expansion of refining and blending facilities to handle ethanol, growth in service stations equipped to handle ethanol fuels, and growth in the fleet of flex-fuel vehicles. Specifically, with respect to ethanol exports, improvements in consumer markets abroad are needed in the number and capacity of ethanol blending industrial plants, the distribution channels of gasoline-ethanol blends and the chains of distribution stations capable of handling fuel ethanol as an additive to gasoline. Substantial investments required for these infrastructure changes and expansions may not be made or they may not be made on a timely basis. Any delay or failure in making the changes in or expansion of infrastructure may hurt the demand for or prices of our products, prevent our products’ delivery, impose additional costs on us or otherwise have a serious adverse effect on our business, operating results or financial status. Our business relies on the continuing availability of infrastructure for ethanol production, storage and distribution, and any infrastructure disruptions may have a material adverse effect on our business, financial condition and operating results.

We may be harmed by competition from alternative fuels, products and production methods.

Ethanol competes in the biofuel market with other, established fuels such as biodiesel, as well as fuels that are still in the development phase, including methanol and butanol from biomass. Alternative fuels could become more successful than ethanol in the biofuels market over the medium or long term due to, for example, lower production costs, greater environmental benefits or other more favorable product characteristics. In addition, alternative fuels may also benefit from tax incentives or other more favorable governmental policies than those that apply to ethanol. Furthermore, our success depends on early identification of new developments relating to products and production methods and continuous improvement of existing expertise in order to ensure that our product range keeps pace with technological change. Competitors may gain an advantage over us by, for example, developing or using new products and production methods, introducing new products to the market sooner than we do, or securing exclusive rights to new technologies, thereby significantly harming our competitive position.

A substantial portion of our assets is farmland that is highly illiquid.

We have been successful in partially rotating and monetizing a portion of our investments in farmland. During the last thirteen years, we have executed transactions for the purchase and disposition of land for over $652 million. Ownership of a significant portion of the land we operate is a key part of our business model. However, agricultural real estate is generally an illiquid asset. Moreover, the adoption of laws and regulations that impose limitations on ownership of rural land by foreigners in the jurisdictions in which we operate may also limit the liquidity of our farmland holdings. See “—Risks Related to Argentina—Argentine law concerning foreign ownership of rural properties may adversely affect our results of operations and future investments in rural properties in Argentina” and “—Risks Related to Brazil— Recent changes in Brazilian rules concerning foreign investment in rural properties may adversely affect our investments.” As a result, it is unlikely that we will be able to adjust our owned agricultural real estate portfolio promptly in response to changes in economic, business or regulatory conditions. Illiquidity in local market conditions may adversely affect our ability to complete dispositions, to receive proceeds generated from any such sales or to repatriate any such proceeds.

We have entered into agriculture partnership agreements in respect of a significant portion of our sugarcane plantations.

As of December 31, 2014, approximately 93% of our sugarcane plantations were leased through agriculture partnership agreements, for periods of an average of six to twelve years. We cannot guarantee that these agriculture partnerships will be renewed after their respective terms. Even if we are able to renew these agreements, we cannot guarantee that such renewals will be on terms and conditions satisfactory to us. Any failure to renew the agriculture partnerships or obtain land suitable for sugarcane planting in sufficient quantity and at reasonable prices to develop our activities could adversely affect our results of operations, increase our costs or force us to seek alternative properties, which may not be available or be available only at higher prices.

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

We may not possess all of the permits and licenses required to operate our business, or we may fail to, renew or maintain the licenses and permits we currently hold. This could subject us to fines and other penalties, which could materially adversely affect our results of operations.

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

Our activities are subject to a broad set of laws and regulations relating to the protection of the environment. Such laws include compulsory maintenance of certain preserved areas within our properties, management of pesticides and associated hazardous waste and the acquisition of permits for water use and effluents disposal. In addition, the storage and processing of our products may create hazardous conditions. We could be exposed to criminal and administrative penalties in addition to the obligation to remedy the adverse affects of our operations on the environment and to indemnify third parties for damages. Environmental laws and their enforcement are becoming more stringent in Argentina and Brazil increasing the risk of and penalties associated with violations, which could impair or suspend our operations or projects and our operations expose us to potentially adverse environmental legislation and regulation. Failure to comply with past, present or future laws could result in the imposition of fines, third party claims, and investigation by environmental authorities and the relevant public attorney office. For example, the perceived effects of climate change may result in additional legal and regulatory requirements to reduce or mitigate the effects of our industrial facilities’ emissions. Such requirements, if enacted, could increase our capital expenditures and expenses for environmental compliance in the future, which may have a material and adverse effect on our business, results of operations and financial condition. Moreover, the denial of any permit that we have requested, or the revocation of any of the permits that we have already obtained, may have an adverse effect on our results of operations.

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

Our principal shareholders have the ability to direct our business and affairs, and their interests could conflict with yours

As of the date of this annual report, our principal shareholders were the beneficial owners of approximately 46.0% of our total shares outstanding.  As a result of this significant influence over us, our principal shareholders may be able to elect a majority of the members of our board of directors, direct our management and determine the result of substantially all resolutions that require shareholders’ approval, including fundamental corporate transactions and the payment of dividends by us. The interests of our principal shareholders may differ from, and could conflict with, those of our other shareholders.

IFRS accounting standards related to biological assets require us to make numerous estimates in the preparation of our financial statements and therefore limit the comparability of our financial statements to similar issuers using U.S. GAAP

IAS 41 “Biological Assets” requires that we measure our biological assets and agriculture produce at the point of harvest at fair value. Therefore, we are required to make assumptions and estimates relating to, among other things, future agricultural commodity yields, prices, and production costs extrapolated through a discounted cash flow method. For example, the value of our biological assets with a production cycle lasting more than one year (i.e., sugarcane, dairy and our all other segment) generated initial recognition and changes in fair value of biological assets amounting to a $21.7 million loss in 2014, a $71.8 million loss in 2013 and $25.3 million loss in 2012. The assumptions and estimates used to determine the fair value of biological assets, and any changes to such prior estimates, directly affect our reported results of operations. If actual market conditions differ from our estimates and assumptions, there could be material adjustments to our results of operations. In addition, the use of such discounted cash flow method utilizing these future estimated metrics differs from generally accepted accounting principles in the United States (“U.S. GAAP”). As a result, our financial statements and reported earnings are not directly comparable to those of similar companies in the United States.

Certain of our subsidiaries have substantial indebtedness which could impair their financial condition and decrease the amount of dividends we receive.

Certain of our subsidiaries in Argentina and Brazil have a substantial amount of debt, which requires significant principal and interest payments. As of December 31, 2014, we had $698.5 million of debt outstanding on a consolidated basis, all of which was incurred by our subsidiaries and not guaranteed by Adecoagro. Such indebtedness could affect our subsidiaries’ future operations, for example, by requiring a substantial portion of their cash flows from operations to be dedicated to the payment of principal and interest on indebtedness instead of funding working capital and capital improvements and other investments. The substantial amount of debt incurred by our subsidiaries also imposes significant debt obligations, increasing their cost of borrowing to satisfy business needs and limiting their ability to obtain additional financing.

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

The debt instruments of some of our subsidiaries contain customary covenants including limitations on their ability to, among other things, incur or guarantee additional indebtedness; make restricted payments, including dividends and prepaying indebtedness; create or permit liens; enter into business combinations and asset sale transactions; make investments, including capital expenditures; and enter into new businesses. Some of these debt instruments are also secured by various collateral including mortgages on farms, pledges of subsidiary stock and liens on certain facilities, equipment and accounts. Some of these debt instruments also contain cross-default provisions, where a default on one loan by one subsidiary could result in lenders of otherwise performing loans declaring a default. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness and Financial Instruments.”  These restrictions could limit our subsidiaries’ ability to obtain future financing, withstand a future downturn in business or the economy in general, conduct operations or otherwise take advantage of business opportunities that may arise. Moreover, by reducing the level of dividends we may receive, this indebtedness places limits on our ability to make acquisitions or needed capital expenditures or to pay dividends to our shareholders.

The terms of certain of our subsidiaries’ debt instruments contain financial ratio covenants, limitations on their levels of debt and capital expenditures and requirements on maintaining various levels of EBITDA. During 2009 and 2010, certain of our operating subsidiaries in Argentina and Brazil breached certain financial ratio covenants under their debt instruments, and subsequently entered into amendments with the lenders to redefine the terms of such financial ratio covenants. The financial ratio covenants we are currently required to meet, some of which are measured on a combined basis aggregating results of the borrowing subsidiaries and others which are measured on an individual debtor basis, include, among others, debt service coverage, minimum liquidity and leverage ratios.

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

As of December 31, 2014, approximately 48.1% of our total debt on a consolidated basis was subject to fixed interest rates and 51.9% was subject to variable interest rates. As of December 31, 2014, borrowings incurred by the Company’s subsidiaries in Brazil were repayable at various dates between January 2015 and April 2024 and bare either fixed interest rates ranging from 2.00% to 14.3% per annum or variable rates based on LIBOR or other specific base-rates plus spreads ranging from 4.46% to 15.59% per annum. At December 31, 2014, LIBOR (six months) was 0.37%. Borrowings incurred by the Company´s subsidiaries in Argentina are repayable at various dates between January 2015 and November 2019 and bear either fixed interest rates ranging from 4.50% and 7.00% per annum. Significant interest rate increases can have an adverse effect on our profitability, liquidity and financial position. Currently, our variable interest rate exposure is mainly linked to the LIBOR rate plus specified spreads. If interest rates increase, whether because of an increase in market interest rates or an increase in our own cost of borrowing, our debt service obligations for our variable rate indebtedness would increase even though the amount of borrowings remains the same, and our net income could be adversely affected. See also “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

We occasionally use interest rate swaps and forward interest rate contracts to reduce interest rate volatility and funding costs associated with certain debt issues and to achieve a desired proportion of variable-versus fixed-rate debt, based on current and projected market conditions. We have not applied hedge accounting to these transactions and may not do so in the future. Therefore, changes in the fair value of these derivative instruments can result in a non-cash charge or gain being recognized in our financial results for a period preceding the period or periods in which settlement occurs under the derivative instruments and interest payments are made. Changes or shifts in interest rates can significantly impact the valuation of our derivatives and therefore could expose us to substantial mark-to-market losses or gains if interest rates fluctuate materially from the time when the derivatives were entered into. Accordingly, fluctuations in interest rates may impact our financial position, results of operations, and cash flows.. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

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

We acquired approximately 98% of IFH, a holding company, which was a partnership for U.S. federal income tax purposes organized under the laws of Delaware, immediately prior to our IPO, in exchange for our stock. Under U.S. Internal Revenue Code section 7874(b), we would be treated as a U.S. domestic corporation if we were deemed to have acquired substantially all of the assets constituting the trade or business of a U.S. domestic partnership and former members of IFH were deemed to own at least 80% of our stock by reason of the transfer of those trade or business assets (ignoring stock issued in our IPO for purposes of the 80% threshold). Although we and our subsidiaries conduct no direct business activity in the United States and we believe that our acquisition of IFH should not be subject to the rules above, those rules are unclear in certain respects and there is limited guidance on the application of the rules to partnership acquisitions. Accordingly, we cannot assure you that the U.S. Internal Revenue Service (“IRS”) will not seek to assert that we are a U.S. domestic corporation, which assertion if successful could materially increase our U.S. federal income tax liability and require us to withhold tax from any dividends we pay. See “Item 10. Additional Information—E. Taxation.”

We may be classified by the Internal Revenue Service as a “passive foreign investment company” (a “PFIC”), which may result in adverse tax consequences for U.S. investors.

We believe that we will not be a PFIC for U.S. federal income tax purposes for our current taxable year and do not expect to become one in the foreseeable future.  Whether the Company will be a PFIC for the current or future tax year will depend on the Company’s assets and income over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this Form 20-F.  Under circumstances where the cash is not deployed for active purposes, our risk of becoming a PFIC may increase. If we were treated as a PFIC for any taxable year during which a U.S. investor held common shares, certain adverse tax consequences could apply to such U.S. investor. A U.S. taxpayer who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC may mitigate such negative tax consequences by making certain U.S. federal income tax elections, which are subject to numerous restrictions and limitations. Holders of the Company’s shares are urged to consult their own tax advisors regarding the acquisition, ownership, and disposition of the Company’s shares. See “Taxation — U.S. Federal Income Tax Considerations — Passive foreign investment company rules.”

Risks associated with the Countries in which we operate

We operate our business in emerging markets. Our results of operations and financial condition are dependent upon economic conditions in those countries in which we operate, and any decline in economic conditions could harm our results of operations or financial condition.

All of our operations and/or development activities are in South America. As of December 31, 2014, based on the net book value of our consolidated investment property and property, plant and equipment, approximately 21.0% of our assets were located in Argentina, 77.8% in Brazil and 1.1% in Uruguay. During the year ended 2014, 47.5% of our consolidated sales of manufactured products and services rendered and sales of agricultural produce and biological assets were attributable to our Brazilian operations, 29.0% were attributable to our Argentine operations and 23.4% were attributable to our Uruguayan operations. In the future we expect to have additional operations in the South American countries in which we now operate or in other countries with similar political, economic and social conditions. Many of these countries have a history of economic instability or crises (such as inflation or recession), government deadlock, political instability, civil strife, changes in laws and regulations, expropriation or nationalization of property, and exchange controls which could adversely affect our business, financial condition and results of operations.

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

A significant deterioration in the economic growth of any of the main trading partners of Brazil or Argentina could have a material impact on the trade balance of those countries and could adversely affect their economic growth and that of other countries in the region.

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

Governments in many of the markets in which we currently, or may in the future operate frequently intervene in their respective economies and occasionally make significant changes in monetary, credit, industry and other policies and regulations. Government actions to control inflation and other policies and regulations have often involved, among other measures, price controls, currency devaluations, capital controls and limits on imports. We have no control over, and cannot predict what measures or policies governments may take in the future. The results of operations and financial condition of our businesses may be adversely affected by changes in governmental policy or regulations in the jurisdictions in which they operate that impact factors such as:

•	labor laws;

•	economic growth;

•	currency fluctuations;

•	inflation;

•	exchange and capital control policies;

•	interest rates;

•	liquidity of domestic capital and lending markets;

•	monetary policy;

•	liquidity and solvency of the financial system;

•	limitations on ownership of rural land by foreigners;

•	developments in trade negotiations through the World Trade Organization or other international organizations;

•	environmental regulations;

•	tax laws, including royalties and the effect of tax laws on distributions from our subsidiaries;

•	restrictions on repatriation of investments and on the transfer of funds abroad;

•	expropriation or nationalization;

•	import/export restrictions or other laws and policies affecting foreign trade and investment;

•	price controls or price fixing regulations;

•	restrictions on land acquisition or use or agricultural commodity production; and

•	other political, social and economic developments, including political, social or economic instability, in or affecting the country where each business is based.

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

We operate exclusively outside the United States, and our businesses may be impacted by significant fluctuations in foreign currency exchange rates. Our exposure to currency exchange rate fluctuations results from the currency translation adjustments required in connection with the preparation of our Consolidated Financial Statements. The currency exchange exposure stems from the generation of revenues and incurrence of expenses in different currencies and the devaluation of local currency revenues impairing the value of investments in U.S. Dollars. While the Consolidated Financial Statements presented herein are, and our future Consolidated Financial Statements will be, presented in U.S. dollars, the financial statements of our subsidiaries are prepared using the local currency as the functional currency and translated into U.S. dollars by applying: (i) a year-end exchange rate for assets and liabilities; and (ii) an average exchange rate for the year for income and expenses. Resulting exchange differences arising from the translation to our presentation currency are recognized as a separate component of equity. Currencies in Argentina and Brazil have fluctuated significantly against the U.S. dollar in the past. Accordingly, fluctuations in exchange rates relative to the U.S. dollar could impair the comparability of our results from period to period and have a material adverse effect on our results of operations and financial condition.

The Argentine Peso depreciated 5.89% against the U.S. dollar in 2011, 14.27% in 2012, 32.5% in 2013 and 30.7% in 2014.  However, due to the restrictions on the purchase of foreign currency imposed by the Argentine government (see “ - Risks Related to Argentina-Exchange controls could restrict the inflow and outflow of funds in Argentina.”) there exists an unofficial market where the U.S. dollar is trading at a different market value than reflected in the official Argentine Peso – U.S. Dollar exchange rate. The Company uses the official Argentine Peso-U.S. Dollar exchange rate as the reference exchange rate for all re-measurement purposes, which is consistent with the economic reality that foreign currency transactions entered into or paid out of Argentina are required to be converted at the official exchange rate. As of the date of this report the gap between the official rate and the unofficial rate is approximately 45.5% and may increase or decrease in the future. We cannot predict future fluctuations in the exchange rate of the Argentine Peso or whether the Argentine government will change its currency policy.

The Brazilian currency has historically suffered frequent fluctuations. As a consequence of inflationary pressures, in the past, the Brazilian government has implemented various economic plans and adopted a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. Formally the value of the Real against foreign currencies is determined under a free-floating exchange rate regime, but in fact the Brazilian government is actually intervening on the Market, through currency swaps, trading in the spot market, among others, every time the currency exchange rate is above or below the levels that the Brazilian government considers appropriate, taking into account, inflation, growth, the performance of the Real against the U.S dollar in comparison with other currencies and other economic factors. Periodically, there are significant fluctuations in the value of the Real against the U.S. dollar. The Real depreciated 12.6 % against the U.S. dollar in 2011, depreciated 8.94% in 2012, depreciated 14.6% in 2013 and depreciated 13.4% in 2014. Against the euro, the Real depreciated 9.3% in 2011, depreciated 10.7% in 2012 , depreciated 19.7% in 2013 and depreciated 0.01% in 2014 . On December 31, 2013, the Real/U.S. dollar exchange rate was R$2.3426 per U.S. dollar, and the Real/Euro exchange rate was R$3.2265 per Euro, as reported by the Central Bank of Brazil. On December 31, 2014, the Real/U.S. dollar exchange rate was R$ 2.6562, a depreciation of 13.4% in comparison with December 31, 2013, and as of December 31, 2014 the Real/Euro exchange rate was R$3.2270 per Euro, a depreciation of 0.01%.

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

In the past, high levels of inflation have adversely affected the economies and financial markets of some of the countries in which we operate, particularly Argentina and Brazil, and the ability of their governments to create conditions that stimulate or maintain economic growth. Moreover, governmental measures to curb inflation and speculation about possible future governmental measures have contributed to the negative economic impact of inflation and have created general economic uncertainty. As part of these measures, governments have at times maintained a restrictive monetary policy and high interest rates that has limited the availability of credit and economic growth.

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

After several years of price stability in Argentina, the devaluation of the Peso in January 2002 imposed pressures on the domestic price system that generated high inflation throughout 2002. In 2003, inflation decreased significantly and stabilized. However, in recent years, encouraged by the pace of economic growth, according to the Instituto Nacional de Estadísticas y Censos, or “INDEC” (Argentine Statistics and Census Agency), the consumer price index increased by 9.5% in 2011, 10.8% in 2012, and10.9% in 2013; while the wholesale price index increased 10.3% in 2009, 14.6% in 2010, 12.7% in 2011, 13.1% in 2012, 14.7% in 2013 and 28.3% in 2014. The accuracy of the measurements of the INDEC has been questioned in the past, and the actual consumer price index and wholesale price index could be substantially higher than those indicated by the INDEC. For example, according to a research center of the University of Buenos Aires, School of Economics, the consumer price index increased by 10.7% (rather than 9.8%) in 2006, 25.7% (rather than 8.5%) in 2007, 23.0% (rather than 7.2%) in 2008 and 15.0% (rather than 7.7%) in 2009 (last published information). Moreover, according to InflacionVerdadera.com, an initiative that is part of the Billion Prices Project at the Massachusetts Institute of Technology, the consumer price index increased by 25.77% (rather than 10.9%) in 2010, by 30.18% (rather than 9.5%) in 2011, by 25.9% (rather than 10.8%) in 2012,24.3% (rather than 10.9%) in 2013.

According to private inflation measurements released mainly by the Commission of Freedom of Expression of the Argentine Congress (the “Expression Commission”)  and published in local newspapers, in 2011 the consumer price index increased by 22.8%  (rather than 9.5%), by 25.6% (rather than 10.8%) in 2012 and by 28.38% (rather than 10.9%) in 2013.. See “—Risks Related to Argentina—There are concerns about the accuracy of the INDEC’s measurements.”

In February 2014 the INDEC modified the methodology for the calculation of the consumer price index and the gross domestic product. Under the new calculation methodology, the consumer price index increased by 23.9% in 2014. However, according to InflacionVerdadera.com and the Expression Commission the consumer price index increased by 38.82% and by 40.53%, respectively.

Brazil has historically experienced high rates of inflation. Inflation, as well as government efforts to curb inflation, has had significant negative effects on the Brazilian economy, particularly prior to 1995. Inflation rates were 7.7% in 2007 and 9.8% in 2008, compared to deflation of 1.7% in 2009, inflation of 11.3% in 2010, inflation of 5.1% in 2011, inflation of 7.8% in 2012, inflation of 5.5% in 2013 and inflation of 3.7% in 2014, as measured by the General Market Price Index (Indice Geral de Preços — Mercado), compiled by the Getúlio Vargas Foundation (Fundação Getúlio Vargas). A significant proportion of our cash costs and our operating expenses are denominated in Brazilian Reais and tend to increase with Brazilian inflation. The Brazilian government’s measures to control inflation have in the past included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and reducing economic growth. This policy has changed in the last two years, when the Brazilian government decreased the interest rate by 525 basis points. Subsequently, the high inflation, arising from the lower interest rate, and the intention to maintain this rate at low levels, led, the Brazilian government to adopt other measures to control inflation, such as tax relief for several sectors of the economy and tax cuts for the products included in the basic food basket. These measures were not sufficient to control the inflation, which led the Brazilian government to reinstate a tighter monetary policy. As a result, interest rates have fluctuated significantly. The Special System for Settlement and Custody (Sistema Especial de Liquidação e Custódia, or “SELIC”) interest rate in Brazil at year-end was 13.25% in 2006, 11.25% in 2007, 13.75% in 2008, 8.75% in 2009, 10.75% in 2010, 11.0% in 2011, and 7.25% in 2012, 10.0% in 2013 and 11.5% in 2014 as determined by the Comitê de Política Monetária, or COPOM.

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

Depreciation of the Peso or the Real relative to the U.S. Dollar or the Euro may also create additional inflationary pressures in Argentina or Brazil that may negatively affect us. Depreciation generally curtail access to foreign financial markets and may prompt government intervention, including recessionary governmental policies. Depreciation also reduces the U.S. Dollar or Euro value of dividends and other distributions on our shares and the U.S. Dollar or Euro equivalent of the market price of our shares. Any of the foregoing might adversely affect our business, operating results, and cash flow, as well as the market price of our common shares.

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

Although general economic conditions in Argentina recovered after the 2001-2003 period of severe economic crisis,a period of significant economic uncertainty followed. This is mainly because the economic growth was initially dependent on a significant devaluation of the Argentine Peso, a high excess production capacity resulting from a long period of deep recession and high commodity prices. The global economic crisis of 2008 led to a period of economic decline, accompanied by political and social unrest, inflationary and Peso depreciation pressures and lack of consumer and investor confidence. The lingering economic crises in Europe, including the financial crisis in Greece, Spain, Italy and Portugal, the international demand for Argentine products, the stability and competitiveness of the Peso against foreign currencies, confidence among consumers and foreign and domestic investors, the stability and level of inflation and the future political uncertainties, among other factors, may also affect the development of the Argentine economy.

Since 2011 the economic conditions have continued to deteriorate, due to, among other things, the rise of inflation, the continued demand for salary increases, the growth of the fiscal deficit, the required payments to be made on public debt during 2012 (including the Bonos del Gobierno Nacional en Dólares Estadounidenses Libor 2012), the reduction of industrial growth, the recession and the increase of the capital outflows from Argentina. The foregoing prevailing economic conditions have forced the Argentine government to adopt different measures, including the tightening of foreign exchange controls, the elimination of subsidies to the private sector and the proposals for new taxes. See “—Changes in the Argentine tax laws may adversely affect the results of our operations”.  Argentine presidential, congressional, municipal and state government elections are expected to be held in October 2015. However there is uncertainty on the possible outcome of the elections and therefore on the governmental policies which may be adopted in the future.

According to the INDEC, Argentina’s GDP, in real terms, grew by 8.7% in 2007, 6.8% in 2008, 0.9% in 2009, 9.2% in 2010, 8.9% in 2011, 1.9% in 2012, 5.6% in 2013 and 0.5% in 2014. See “—Official data regarding inflation may be unreliable” and “—Risks Associated with the Countries in which We Operate—Inflation in some of the countries in which we operate, along with governmental measures to combat inflation, may have a significant negative effect on the economies of those countries and, as a result, on our financial condition and results of operations” in this section. The INDEC originally reported a GDP for 2013 equal to 5.6%, however, in February 2014 the INDEC modified the methodology for the calculation of the GDP and released a new GDP index for 2013, equal to 3.00%. According to a preliminary estimates, the GDP reported  by INDEC for 2014 is equal to 0.5%. We cannot assure you that GDP will increase or remain stable in the future.

In the recent past, social and political tension and high levels of poverty and unemployment have persisted and in recent months industrial activity and consumption has diminished considerably. The deterioration of the economy significantly increased the social and political turmoil, including civil unrest, riots, looting, nationwide protests, strikes and street demonstrations. Due to the high levels of inflation and devaluation, employers both in the public and private sectors are experiencing significant pressure from organized labor unions and their employees to further increase salaries. See “—Risks related to Argentina—The Argentine government may order salary increases to be paid to employees in the private sector, which would increase our operating costs”.

In addition, during the recent past the Argentine Central Bank’s reserves have suffered a substantial decrease mainly as a consequence of the increasing need to import energy and payments of sovereign debt. The reduction of the Argentine Central Bank’s reserves may weaken Argentina’s ability to overcome economic deterioration. This could inhibit the ability of the Argentine Central Bank to adopt measures to curb inflation and could adversely affect Argentina’s economic growth and public finances.

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

The Argentine economy has experienced significant instability in the past decades, including devaluations, high inflation, and prolonged periods of reduced economic growth, which have led to payment defaults on Argentina’s foreign debt and multiple downgrades in Argentina’s foreign debt rating with attendant restrictions on Argentina’s ability to obtain financing in the international markets.

As of December 31, 2001, Argentina’s total public debt amounted to $144.5 billion (including $6.6 billion owed to the Paris Club, an informal group of financial officials from 19 creditor nations entrusted with the negotiation of sovereign debt defaults). In December 2001, Argentina defaulted on over $81.8 billion in external debt to bondholders. In addition, since 2002, Argentina suspended payments on over $15.7 billion in debt to multilateral financial institutions (e.g. International Monetary Fund and the Paris Club) and other financial institutions. In 2006, Argentina cancelled all its outstanding debt with the International Monetary Fund totaling approximately $9.5 billion, and through various exchange offers made to bondholders in 2005 and 2010, restructured over approximately $74.2 billion of the defaulted debt to bondholders. As of December 31, 2014, Argentina’s total public debt amounted to $196.1 billion (excluding over $1.3 billion of debt that remained in default to bondholders who did not participate in the exchange offers in 2005 and 2010).

Since 2010, the Argentine government applied $6.4 billion of the Argentine Central Bank’s reserves to the payment of public debt. In 2011, the Argentine government applied $9.6 billion from the Argentine Central Bank’s reserves to the payment of public debt, cancelling the entire debt with international financial institutions. During 2013, the Argentine government made the payment of approximately $4.5 billion of privately held public debt and approximately $2 billion of public debt with multilateral financial institutions and during 2013 refinanced approximately $8 billion of public debt with local public entities (i.e. Argentine Central Bank and the Administración Nacional de la Seguridad Social or ANSES –the social security authority-). On May 29, 2014, the Paris Club announced that it had reached an agreement to clear Argentina´s debt in arrears in the amount of $9.7 billion, as of April 30, 2014. The agreement provides for repayment of the debt within five years, including a minimum of $1.2 billion to be paid during May 2015.  During 2015 the Argentine government is obligated to make payments of approximately $14 billion of public debt, including the Bonos del Gobierno Nacional en Dólares Estadounidenses (BODEN 2015), which represents approximately 45% of the Argentine Central Bank’s foreign reserves as of December 31, 2014. After these payments, the Argentine Central Bank’s reserves would be reduced to approximately $17 billion, very close to the amount of the reserves during the crisis of 2001 when the reserves were reduced to approximately $15 billion on December 31, 2001.

The Argentine government has had to respond to claims in respect of payment defaults at the World Bank’s International Centre for Settlement of Investment Disputes (“ICSID”) for approximately $65 billion (some of which have been settled or ruled against Argentina).

Among the more publicized disputes is the on-going litigation brought in U.S. federal courts by the bondholders who did not participate in the exchange offers made in 2005 and 2010. During 2012 the United States District Court for the Southern District of New York granted an injunction requiring Argentina to make “ratable payments” to the litigating bondholders as a condition to making any payment under the restructured debt and to deposit into an escrow account over $1.3 billion prior to making the scheduled payment on the restructured debt on  December 15, 2012.  On August 23, 2013, the United States Court of Appeals for the Second Circuit affirmed the District Courts’ orders but stayed enforcement pending resolution of a petition to the Supreme Court for a writ of certiorari, which was rejected by the Supreme Court. Subsequently, the District Court lifted the stay on enforcement of the injunction and appointed Mr. Daniel A. Pollack as mediator to settle negotiations between Argentina and the litigating bondholders.  These negotiations ended on July 30, 2014 without reaching agreement. Due to the lack of payment under the outstanding notes, Argentina entered into “technical default” under the terms of the indebtedness.  On September 12, 2014, the Argentine Congress passed Law No. 26,984 approving the replacement of The Bank of New York Mellon by Nación Fideicomisos S.A., as trustee under the restructured bonds; changing the place of payment under the exchange bonds into Argentina; and approving the launch of an offer for the exchange of the restructured bonds for new bonds governed by Argentine and French law.  However, the exchange offer failed to receive the requisite acceptance.

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

In addition, in November 2008, the Argentine Congress passed a law eliminating the private pension fund system and transferring all retirement and pension funds held by the pension fund administrators (Administradoras de Fondos de Jubilaciones y Pensiones, or “AFJPs”) to the National Social Security Administrative Office (Administración Nacional de la Seguridad Social). Because the AFJPs had been the major institutional investors in the Argentine capital markets, the nationalization of the pension fund system has led to a reduction of the liquidity available in the local Argentine capital markets. As of December 31, 2014, our subsidiaries in Argentina have relied on local Argentine financing for 52% of our total indebtedness. Lack of access to international or domestic financial markets could affect the projected capital expenditures for our operations in Argentina and, therefore, may have an adverse effect on the results of our operations in Argentina and on the market price of our common shares.

Official data regarding inflation may be unreliable.

Since 2007, the INDEC has experienced a process of institutional and methodological reforms that have given rise to controversy with respect to the reliability of the information produced by the INDEC. The intervention of the Argentine government in the INDEC and the change in the way the inflation index is measured has resulted in disagreements between the Argentine government and private consultants as to the country’s actual annual inflation rate. Members of the political opposition in the House of Representatives of the Argentine Congress periodically disseminate inflation data produced by certain private analysts and non-governmental sources which differ significantly from, and which present higher estimates of inflation than those published by the INDEC. According to the INDEC inflation was approximately 8.5% for 2007, 7.2% for 2008, 7.7% for 2009, 10.9% for 2010, 9.5% for 2011, 10.8% for 2012, 10.9% for 2013 and 23.9% for 2014. Uncertainty surrounding future inflation rates has slowed the rebound in the long-term credit market. Private estimates, on average, refer to annual rates of inflation substantially in excess of those published by the INDEC. In the past, inflation has materially undermined the Argentine economy and the government’s ability to create conditions that would permit stable growth. High inflation may also undermine Argentina’s foreign competitiveness in international markets and adversely affect economic activity and employment, as well as our business and results of operations. In June 2008, the INDEC published a new consumer price index, which has been criticized by economists and investors after its initial report found prices rising below expectations. These events have affected the credibility of the consumer price index published by the INDEC, as well as other indices published by the INDEC that use the consumer price index in their calculation, including the poverty index, the unemployment index and real GDP. Beginning November 23, 2010, the Argentine government consulted with the IMF for technical assistance in order to prepare a new national consumer price index with the aim of modernizing the current statistical system. During the first quarter of 2011, a team from the IMF started working in conjunction with the INDEC to create a new national consumer price index. Reports published by the IMF state that their staff also uses alternative measures of inflation for macroeconomic surveillance, including data produced by private sources, which have shown inflation rates considerably higher than those issued by the INDEC since 2007, and the IMF has called on Argentina to adopt remedial measures to address the quality of official data. In its meeting held on February 1, 2013, the Executive Board of the IMF found that Argentina’s progress in implementing remedial measures since September 2012 has not been sufficient, and as a result, the IMF issued a declaration of censure against Argentina in connection with its breach of its related obligations to the IMF under the Articles of Agreement, and called on Argentina to adopt remedial measures to address the inaccuracy of inflation and GDP data without further delay.

In February 2014, the INDEC modified the methodology for the calculation of the consumer price index and the gross domestic product and released a new GDP index for 2013, equal to 3.003% which differs from de GDP of 5.6% originally reported by INDEC for the same period. In addition, the INDEC reported preliminary estimates for GDP for 2014, equal to 0.5%. Regarding the consumer price index, the INDEC reported that it increased by 23.9% in 2014 whereas according to InflacionVerdadera.com and the Expression Commission the consumer price index increased by 38.819%, 40.53%, respectively.

The intervention of the Argentine government in the determination of the INDEC’s indices could result in a further decrease in confidence in Argentina’s economy, which could, in turn, have an adverse effect on our ability to access the international credit markets at market rates to finance our operations and growth.

Government intervention in Argentina may have a direct impact on our prices and sales.

The Argentine government has in the past set certain industry market conditions and prices. In March 2002, the Argentine government fixed the price for milk after a conflict among producers and the government. In 2005, the Argentine government adopted measures in order to increase the domestic availability of beef and reduce domestic prices. The export tax rate was increased and a minimum weight requirement for animals to be slaughtered was established. In March 2006, sales of beef products to foreign markets were temporarily suspended until prices decreased. Furthermore, in 2007 the Argentine government significantly increased export tax rates on exports of crops. A number of restrictions are also imposed on the grain and oilseed markets that essentially limit the access of traders to exports, resulting in a disparity between domestic and world prices. In March 2012, the Undersecretary of Transport created an “indicative price” for the transportation of grains by road fixed on a quarterly basis. The actual price paid for the road transportation of grains cannot be lower than 5% or higher than 15% of the “indicative price” fixed for the applicable period. In some cases, the imposition of this “indicative price” would produce increases in our transportation costs. In addition, on April 9, 2013, the Secretary of Commerce issued a resolution that established a fixed price for selling liquid hydrocarbons for a six months period. The fixed price would be the highest selling price on the date of issuance of the resolution, in certain regions of the country. Notwithstanding the April 9th resolution, YPF (the Argentine government-controlled oil and gas company) implemented gas price increases that were matched by other oil companies. Due to the increase in the price of the wheat, on July 4, 2013, the Secretary of Commerce issued a resolution mandating wheat producers and distributors to sell their stocks to satisfy the domestic demand, seeking to reduce the wheat price. On January 2014, the Secretary of Commerce launched a new program of price controls called Precios Cuidados. Producers and suppliers committed to fixed prices for more than 300  basic products subject to review on a quarterly basis. As of the date of this annual report, one of our rice products sold under the trademark “Molinos Ala” is subject to this program. Violation of the program may result in sanctions, including fines of up to AR$5,000,000.

The Argentine government may pursue other expropriations or similar interventions such as the one relating to YPF. See “—Risks related to Argentina—The economy of Argentina may be affected by its government’s limited access to financing from international markets.”On December 27, 2012 the Argentine Congress passed Law N° 26,831, known as the new Capital Markets Law, which modifies the public offer regime set forth by Law No. 17,811 as amended. On August 1, 2013 Decree No. 1023/2013, which regulates the Capital Markets Law, was enacted.

The Capital Markets Law modifies the applicable regime of the Exchange Markets, including local Stock Exchange and commodities markets, and of the agents and also the powers conferred to the Argentine Securities Commission (Comisión Nacional de Valores) (“CNV”). The main amendments introduced refer to the increase in the power of intervention by the CNV over the Exchange Markets and agents entitling the CNV to appoint supervisors with the ability to veto listed companies´ board decisions, and even separate the board of directors for a period of 180 days; and suspend the activities of agents and markets, without prior notice, when the CNV determines that a breach of applicable regulations has occurred. Also the new Capital Markets Law introduces new and more stringent requirements for agents to obtain authorization to operate in the markets which may result in a reduction of the current number of authorized agents operating in the grain markets.

Moreover, the Argentine government may increase its level of intervention in certain areas of the economy. For example, on May 3, 2012 the Argentine Congress passed Law No. 26,741 providing for the expropriation of 51% of the share capital of YPF, S.A. (“YPF”), the largest Argentine oil and gas company in Argentina, represented by an identical stake of Class D shares owned, directly or indirectly, by Repsol S.A., a Spanish integrated oil and gas company. The national government and the Argentine provinces that are members of the Federal Organization of Hydrocarbon Producing Provinces now own 51% and 49%, respectively, of the YPF shares subject to the seizure. This particular measure also sparked a strong international condemnation and had a significant negative impact on foreign direct investment in Argentina as well as further impaired the already limited access to international capital and debt markets. In response to the nationalization of YPF by the Argentine government, the European Union Commission threatened with the imposition of commercial sanctions (i.e. unilateral tariff preferences to Argentina). However, during February 2014, the Argentine government and Repsol S.A. agreed to a compensation of $5,000 million payable in Argentine sovereign bonds to compensate Repsol S.A. for the seizure of the YPF shares. This settlement was ratified by Repsol YPF S.A.´s shareholders and by the Argentine Congress through a law passed on April 24, 2014. Political parties  in opposition to the Government have threatened to challenge the agreement before the Argentine courts.

In addition, on November 28, 2012, the Argentine government, through YPF Inversora Energética S.A., an affiliate of YPF, exercised an option for the purchase of the shares of BG Inversiones Argentinas S.A. in Gas Argentino S.A. (the controlling company of Metrogas S.A., the major gas distributor in Argentina). Through this transaction, the Argentine government indirectly acquired control of Metrogas S.A.

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

Furthermore, on April 1, 2014 (i) the Argentine Tax Federal Authority (“Administración Federal de Ingresos Públicos – AFIP”) issued Resolution No. 3,593/14 which established a “Systematic Registration of Movements and Grains Stocks Regime” (“Régimen de Registración Sistemática de Movimientos y Existencias de Granos”) pursuant to which all persons involved in the commercialization and manufacturing of grains and dairy products registered with the National Registry of Operators of the Commercial Agri-Food Chain (Registro Unico de Operadores de la Cadena Comercial Agropecuaria Alimentaria, or “RUO”) must report the stock and stock variations (including locations, transport between the producer´s facilities, etc.) of all grains and other agricultural products (other than those to be applied to sowing) held in inventory  or through third parties; and (ii) the Secretary of Commerce enacted Resolution No. 29 by which all producers and suppliers of goods and services with annual sales greater than AR$183 million must report to the Secretary of Commerce the prices of all their products on a monthly basis. Violations of these regimes may be subject to fines, among and other sanctions.

On April 16, 2015, the Argentine Congress passed a law approving the government takeover of the passenger and cargo railways, which will be owned by a State-owned company called Ferrocarriles Argentinos Sociedad del Estado. This law is another exampleof intervention by the Argentine government and may result in higher transportation costs for our products and operations.

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

Recent legislative reforms could adversely affect the operation of our business.

On April 8 2013, the Argentine government submitted to the Argentine Congress three bills: (a) the creation of three courts of cassation and the amendment to the Civil and Commercial Procedure Code, which was passed by the Argentine Congress on April 2, 2013 (“Courts of Cassation Law”); (b) the amendment to the Law which regulates the Council of the Judiciary No. 24,937, which was passed by the Argentine Congress on May 8, 2013 (“Council of the Judiciary Law”); and (c) a new regulation of precautionary measures in proceedings involving the federal government or any of its decentralized entities, which was passed by the Argentine Congress on April 24, 2013 (“Precautionary Proceedings Law”).

The Court of Cassation Law created (i) a federal court of cassation on Administrative Law matters; (ii) a federal and national court of cassation on Labor and Social Security law matters; and (iii) a federal and national court of cassation on Civil and Commercial law matters, which has jurisdiction to decide the cassation, unconstitutionality and to review appeals against the decisions rendered by the Federal and National Court of Appeals on Administrative Law, Labor and Social Security and Civil and Commercial matters, respectively. The law sets forth that the judges of the Cassation Courts are required to be selected in the same manner and meet the same conditions as a Supreme Court judge. Finally, such law reduces the members of the Supreme Court of Argentina from seven to five. The Court of Cassation Law provides for additional judicial review before having access to the Federal Supreme Court.  Accordingly, judicial proceedings before federal and national courts may require additional time and will likely result in higher legal costs.

The Council of the Judiciary Law increased the number of members of the Council of the Judiciary from thirteen to nineteen, including three judges, three lawyer’s representatives, six representatives from academia, six congressmen (four selected by the majority in the Argentine Congress and two selected by the minority) and a Federal Executive Branch representative. The law changed the method for appointing the Members of the Council. Prior to the adoption of the Council of the Judiciary Law, Members of the Council were appointed by their peers. According to the new law, they will be appointed by means of open, compulsory and simultaneous primary elections. The Council of the Judiciary is entrusted with broad powers to organize and run the system to train, appoint and remove judges; approve the draft proposal for the annual budget, establish the system of compensation of all the judicial system and provide for the administration of all the judicial personnel; sanction judges and retired judges; and amend the regime applicable to the judiciary system. As a result, the election of the members of the Council of the Judiciary would be politically based influenced and the majorities for the removal of judges would be limited.

According to the Precautionary Proceedings Law, when granting a precautionary measure against the Argentine government and its agencies, judges will have to establish, under penalty of nullity, a period of effectiveness of such measure of no longer than six months in normal proceedings and three months in abbreviated proceedings and in the case of “an amparo (“injuction relief”).” The term can be extended for six months considering if its in the public interest. Special consideration will be given to the dilatory tactics or proactive measures taken by the party that was awarded the measure. In addition, under such legislation, Judges are not allowed to grant precautionary measures that will affect or detract from its purposes or in any way disrupt the property or revenues of the Federal Government, nor impose personal monetary charges to public officers. Moreover, the law establishes that the precautionary measures against the Federal Government or its decentralized entities will be effective once the requesting party places an injunction bond for the expenditures or damages that the measure may cause. The injunction bond will not be required when the precautionary measure is granted in favor of the Federal Government or any of its decentralized entities.

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

On October 8, 2014 the Argentine Congress passed Law No. 26,994, which approved the new Argentine consolidated Civil and Commercial Code, which will come into force on August 1, 2015. Among others, the new Argentine consolidated Civil and Commercial Code introduced significant amendments with respect to the obligations to pay sums of money denominated in foreign currency, where the obligation to deliver foreign currency must be deemed as an obligation to deliver amounts of goods and debtor may comply by delivering an equivalent amount in legal tender, without clarifying how such equivalent amount will be determined.  However, a different section of the same law provides that where debtor is obligated to make a payment in foreign currency it must satisfy the obligation in the same currency.  It is expected that this contradiction in the law may result in potential litigation.

These laws and other laws that the Argentine government may introduce for approval by the Argentine Congress may have an adversely and materially affect on the Argentine economy, and thereby our business, results of operations and financial condition.

Government measures to preempt or respond to social unrest may adversely affect the Argentine economy and our business.

During the Argentine economic crisis in 2001 and 2002, Argentina experienced significant social and political turmoil, including civil unrest, riots, looting, nationwide protests, strikes and street demonstrations. Despite Argentina’s economic recovery and relative stabilization, social and political tension and high levels of poverty and unemployment continue. In 2008, Argentina faced nationwide strikes and protests from farmers due to increased export taxes on agricultural products, which disrupted economic activity and have heightened political tensions. Currently, Argentina is facing national protests from the Argentine population. On November 8, 2012, there was a massive protest against the government and on November 20, 2012 opposition trade unions led a general strike. The social unrest increased during the last months of 2012, and in December there were new riots and lootings to shops and supermarkets in various cities around the country. Social unrest has continued since, reflected by a general massive strike on April 10, 2014, and a protest in February 2015 and a general strike on March 31, 2015.

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

The Argentine government increased the minimum salary from 3,300 Argentine Pesos to 3,600 Argentine Pesos in January 2014, to 4,400 in September 2014 and to 4,716 in January 2015 (equivalent to aggregate increase of 30% during 2014). Due to the high levels of inflation, employers both in the public and private sectors are experiencing significant pressure from organized labor and their employees to further increase salaries. During 2013 organized labor unions agreed with employers’ associations on salary increases between 22% and 25%. Due to the acceleration of the devaluation and inflation during 2014 labor unions have agreed on salary increases of up to 32%. During the beginning of 2015, labor unions are demanding salary increases of up to 30% provided that the Argentine government agrees to pass an amendment increasing the minimum amount subject to the income tax and grant other non-remunerative benefits. It is possible that the Argentine government could adopt measures establishing further minimum salary increases, and/or the provision of additional employee benefits in the future. Any such measures could have a material and adverse effect on our business, results of operations and financial condition.

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

On November 5, 2013, the Central Bank issued Communication “A” 5493 restricting lending by domestic bank to large export companies (“Grandes Empresas Exportadoras”) with the stated aim of increasing the flow of U.S. Dollars into Argentina. The objective of the new law is to cause large export companies to seek financing from foreign institutions. We believe that the Company’s subsidiaries in Argentina should not be deemed to be Grandes Empresas Exportadoras and therefore should not be subject to these limitations on borrowing from domestic banks. However, if the Company´s subsidiaries in Argentina become subject to these limitations in the future, the lack of access to financing in the domestic and foreign markets may have an adverse effect on the results of our operations in Argentina and on the market price of our common shares.

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

In October 2011 and during 2012 and 2013, the Government of Argentina adopted informal restrictions on certain local companies and individuals for purchasing foreign currency in response to the decrease in availability of U.S. dollars in Argentina. These restrictions consisted of de facto measures restricting local residents and companies from purchasing foreign currency through the Argentine Single Free Foreign Exchange Market (Mercado Único y Libre de Cambios, or “FX Market”) for the purpose of making payments abroad, such as dividends, capital reductions, and payment for importation of goods and services. Other exchange controls could impair or prevent the conversion of anticipated dividends, distributions, or the proceeds from any sale of equity holdings in Argentina, as the case may be, from Argentine pesos into U.S. dollars and the remittance of the U.S. dollars abroad. These restrictions and controls could interfere with the ability of our Argentine subsidiaries to make distributions in U.S. dollars to us and thus our ability to pay dividends in the future.

Since January 2012, the term for mandatory transfer of foreign currency denominated indebtedness in Argentine pesos was reduced from 365 days to 30 or 10 days following disbursement depending on the indebtedness. Accordingly, we may face difficulties in the payment of external debt obligations from Argentina, we may not be able to fund and/or finance our operations in Argentina, or we may not be able to distribute dividends from Argentina. Additionally, by means of resolution 142/2012 issued by the Ministry of Economy and Public Finance on April 24, 2012, and Communication “A” 5300 issued by the Central Bank on April 27, 2012, the term to comply with the mandatory transfer into Argentina of export proceeds was reduced to 15 days following shipment. This last term was increased to 30 days pursuant to Resolution 231/2012 issued by the Ministry of Economy and Public Finance on May 24, 2012. These restrictions and requirements, and any additional exchange controls and transfer restrictions in the future that may be adopted by the Argentine government in response to capital flight or a depreciation of the Argentine peso, could adversely affect our financial condition and the results of our operations, or the market price of our common shares.

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

A significant portion of our operations, properties and customers are located in Brazil. Accordingly, our financial condition and results of operations are substantially dependent on economic conditions in Brazil. The Brazilian economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high and variable levels of inflation and currency devaluation. Brazil’s GDP, in real terms, grew by 6.1% in 2007, 5.1% in 2008, decreased 0.2% in 2009, increased by 7.5% in 2010, increased 3.0% in 2011, increased 0.9% in 2012, and increased 2.3% in 2013 and 0.2 % in 2014. We cannot assure you that GDP will increase or remain stable in the future. Future developments in the Brazilian economy may affect Brazil’s growth rates and, consequently, the consumption of sugar, ethanol, and our other products. As a result, these developments could impair our business strategies, results of operations and financial condition.

Historically, Brazil’s political situation has influenced the performance of the Brazilian economy, and political crisis have affected the confidence of investors and the general public, which has resulted in economic deceleration and heightened volatility in the securities issued abroad by Brazilian companies. Future developments in policies of the Brazilian government and/or the uncertainty of whether and when such policies and regulations may be implemented.

Changes in Brazilian tax laws may increase our tax burden have a material adverse impact on the taxes applicable to our business

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

As an example, the Instituto Nacional de Colonização e Reforma Agrária (“INCRA”) conducted an investigation to determine the falsehood of the Certificado de Cadastro do Imóvel Rural (“CCIR”) delivered to us by the former owner of Rio de Janeiro Farm (the “Farm”) in January 2005 when we acquired the Farm. The INCRA also conducted another investigation related to the cadeia dominial of the Farm to determine the correct chain of ownership through the successive transfers of ownership of the Farm, for the purpose of confirming that the destaque publico occurred, which refers to the transfer of land ownership from the State to a private owner, or that the State does not have an interest in claiming the ownership of the Farm. While, the INCRA found no regularity that could jeopardize the acquisition deed or affect the ownership of Rio de Janeiro Farm we are currently waiting for INCRA to conclude its investigation.

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

Brazilian Federal Law No. 5,709, effective October 7, 1971 (“Law 5709”) established certain restrictions on the acquisition of rural property by foreigners, including that (i) foreign investors may only acquire rural properties in which agricultural, cattle-raising, industrial or colonization projects are going to be developed as approved by the relevant authorities; (ii) the total rural area to be acquired by a foreign investor cannot exceed one quarter of the surface of the municipality where it is located, and foreigners with the same nationality may not own, cumulatively, more than 10% of the surface of the municipality in which it is located; and (iii) the acquisition or possession (or any in rem right) by a foreigner of rural property situated in an area considered important to national security must be previously approved by the General Office of the National Security Council (Secretaria-Geral do Conselho de Segurança Nacional). Pursuant to Article 23 of Law No. 8,629, of February 25, 1993 (“Law 8629”), the restrictions mentioned in items (i) and (ii) above established by Law 5709 are also applicable for rural lease agreements executed by foreigners. “Parcerias Agrícolas” (agriculture partnerships agreements) have not been subject to these restrictions. Although, a broader interpretation of the existing regulations could have also included these agreements within the limitations for foreigners, the Federal General Attorney’s Office (“AGU”) on October 8, 2012 issued a legal opinion 005/2012, pursuant to which the AGU confirmed the understanding that the “Parcerias Rurais” are not subject to the restrictions or limitations of Law 5709. In addition, pursuant to Law 8629, the acquisition or lease by a foreigner of a rural property exceeding 100 módulos de exploração indefinida  - “MEI,” a measurement unit defined by the Regional Superintendence of the National Institute of Colonization and Land Reform (Superintendencia Regional do Instituto Nacional de Colonizaçao e Reforma Agrária – “INCRA”) must be previously approved by the Brazilian National Congress. Law 5709 also establishes that the same restrictions apply to Brazilian companies that are directly or indirectly controlled by foreign investors. Any acquisition or lease of rural property by foreigners in violation of the terms of Law 5709 would be considered null and void under Brazilian law.

However, the Brazilian Constitution enacted in 1988 and its amendments, in particular Constitutional Amendment No. 6, of August 15, 1995, provides that (i) no restrictions on the acquisition of rural land in Brazil should apply to Brazilian companies; and (ii) any company incorporated and headquartered in Brazil and controlled by foreign investors must receive the same treatment as any other company incorporated and headquartered in Brazil and controlled by Brazilian investors. Since the enactment of the Brazilian Constitution in 1988, the interpretation had been that the restrictions imposed by Federal Law 5709 on the acquisition or lease of rural property above-mentioned did not apply to Brazilian companies controlled by foreigners, pursuant to legal opinion No. GQ-22, issued by the AGU in 1994, which was ratified by legal opinion No. GQ-181, also issued by the AGU in 1998. However, the Brazilian Justice National Council issued an Official Letter on July 13, 2010 addressed to all the Brazilian local State Internal Affairs Bureaus in order for them to adopt procedures within sixty (60) days and instruct the local State Notary and Real Estate Registry Offices to observe the restrictions of the Brazilian law on the acquisitions of rural land by Brazilian companies with foreign equity holders. Thereafter, on August 19, 2010, the AGU revised its prior opinion, and published a new legal opinion which: (i) revoked the AGU’s legal opinions No. GQ-22 and GQ-181; and (ii) confirmed that Brazilian entities controlled by foreigners should be subject to the restrictions described above, and transactions entered into by foreigners in connection with the acquisition of rural properties would be subject to approval from INCRA, the Ministry of Agrarian Development and the Brazilian National Congress, when applicable. This revised opinion was ratified by the President of Brazil and published in the Official Gazette of the Federal Executive on August 23, 2010, becoming effective as of such date. We believe that the acquisitions of rural properties by Brazilian companies directly or indirectly controlled by foreigners registered in the appropriate real estate registry prior to August 23, 2010 are not affected by the AGU’s legal opinion. As a confirmation of such understanding, pursuant to the Joint Normative Ruling N. 1 issued on September 27, 2012 by the Ministries of: (i) Agricultural Development; (ii) Agriculture, Cattle-raising and Supply; (iii) Industry Development and Foreign Commerce; and (iv) Tourism (the “Joint Normative Ruling N. 1”); and the Normative Ruling/IN INCRA No.76, issued on August 23, 2013, a Brazilian company controlled by foreign individuals or companies which acquired or leased rural properties, by means of an act or agreement entered into from June 7, 1994 and August 22, 2010, may register such property before the National System of Rural Registry (Sistema Nacional de Catastro Rural-SNCR), without any administrative sanction. However, as of said date, the acquisition and leasing of rural land in Brazil, including through corporate transactions, will be subject to the above-mentioned restrictions, and will require several additional layers of review and approvals, which may be discretionary (including the approvals from INCRA, Ministry of Agrarian Development and the Brazilian National Congress, when applicable), burdensome and time consuming. Additionally, the Joint Normative Ruling N. 1 sets forth the administrative procedures applicable to requests for authorization for the acquisition or lease of rural properties by foreign investors pursuant to Law 5709. Under the Joint Normative Ruling, in order to obtain the authorization for the acquisition or lease of rural properties, foreign investors must present a project proposal to the INCRA, containing: (i) the rationale for the relationship between the property to be acquired or leased and the project size; (ii) physical and financial schedule of the investment and implementation of the project; (iii) use of official credit (governmental funds) for the total or partial finance of the project; (iv) logistic viability of the execution of the project and, in case of an industrial project, proof of compatibility between the local industrial sites and the geographic location of the lands; and (v) proof of compatibility with the criteria established by the Brazilian Ecological and Economical Zoning (Zoneamento Ecológico Económico do Brasil- ZEE), relating to the location of the property.

While we conduct our operations in Brazil through local subsidiaries, we would be considered a foreign controlled entity within the meaning of the restrictions articulated above. Therefore, if we are not able to comply with these restrictions and obtain the required approvals in connection with future acquisitions or lease transactions, our business plan, contemplated expansion in Brazil and results of operations will be adversely affected.

Furthermore, there is currently proposed legislation under review in the Brazilian National Congress regarding the acquisition of rural land by Brazilian companies controlled by foreign holders, which if approved may further limit and restrict the investments of companies with foreign equity capital in rural land in Brazil. Such further restrictions, if adopted, may place more strain on our ability to expand our operations in Brazil.

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

Such limitations arise from a Brazilian Federal Decree that set forth the complete elimination of the harvest by burning the crop until 2018 in areas where it is possible to carry out mechanized harvest. In the state of Minas Gerais, the deadline imposed by the State Government for the elimination of the harvest by burning the crop is 2014, for areas with declivity lower than 12%, and for areas with declivity higher than 12%, they are subject to an additional term at the discretion of the State Environmental Agency, on a case by case basis. Nevertheless, in the state of Mato Grosso do Sul. The current deadline is 2018 for the elimination of harvest by burning the crop for areas where  mechanized harvest can be carried out, as per the Brazilian Federal Decree.

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

General Information

Adecoagro is a Luxembourg société anonyme (a joint stock company). The Company’s legal name is “Adecoagro S.A.” Adecoagro was incorporated on June 11, 2010 and on October 26, 2010 all the outstanding shares of Adecoagro were acquired by IFH.

On October 30, 2010, the members of IFH transferred pro rata approximately 98% of their membership interests in IFH to Adecoagro in exchange for common shares of Adecoagro. On January 28, 2011, Adecoagro completed the IPO of its shares listed on the New York Stock Exchange (“NYSE”). The shares are traded under the symbol “AGRO.”  During 2011, we contributed net proceeds of the IPO to increase our interest in IFH from 98% to 98.64%. In a series of transactions during 2012, we transferred shares of Adecoagro to certain limited partners of IFH in exchange for their residual interest in IFH increasing our interest in IFH to approximately 100%.

On March 27, 2015,  Adecoagro commenced a series of transactions for the purpose of  transfering the domicile of Adecoagro LP to Luxembourg. In connection with the Adecoagro LP redomiciliation, Adecoagro merged IFH into Adecoagro LP with Adecoagro LP as the surviving entity and Adecoagro GP S.a.r.l., a societe responsibilitie limitee organized under the laws of Luxembourg, became he general partner of Adecoagro LP on April 1, 2015.  Also on April 1, 2015, Adecoagro completed the redomiciliation of Adecoagro LP out of  Delaware  to Luxembourg and Adecoagro LP without dissolution or liquidation, continued  its corporate existence as Adecoagro LP S.C.S., a societe en commandite simple organized under Luxembourg law, effective April 2, 2015.  For a detailed description of the Adecoagro LP redomiciliation please see “ Corporate Development ” below.

Adecoagro is registered with the Luxembourg Registry of Trade and Companies under number B153681. Adecoagro has its registered office at 6, Rue Eugène Ruppert, L-2453, Luxembourg, Grand Duchy of Luxembourg. Our telephone number is (+352) 264491.

History

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

In 2004, we began our regional expansion and acquired our farm in Uruguay (approximately 5,086 hectares) and three farms in Western Bahia Brazil (20,419 hectares). In 2005, we continued the expansion of our crop business in Argentina with the acquisitions of La Agraria S.A. (approximately 4,857 hectares) and Establecimientos El Orden S.A. and Cavok S.A. (approximately 15,157 hectares) and Las Horquetas farm (2,086 hectares).

In 2005, we acquired our first sugar and ethanol mill, Usina Monte Alegre S.A. (“UMA”), with a crushing capacity of 0.9 million tons of sugarcane per year at that time. UMA became our platform for expansion in the Brazilian sugar and ethanol sector.

In 2006 and 2007, we continued our land portfolio expansion and vertical integration through the acquisitions of Pilagá S.A. (formerly Pilagá S.R.L. and before that, Pilagá S.A.G.), one of the largest and oldest agriculture companies in Argentina, with more than 88,000 hectares and two rice processing facilities, and one additional farm of approximately 2,400 hectares in Argentina and two farms of approximately 4,000 hectares in Brazil for the production of crops. Also, in December 2007, we acquired Bañado del Salado S.A. and Agro Invest S.A., with more than 43,000 hectares for crop production in Argentina, and one farm in Uruguay of approximately 3,177 hectares.

During 2007, we also began the expansion of our dairy business in Argentina. After five years of research, we began the construction of a “free-stall” dairy facility with a capacity to milk 3,000 cows.

In Brazil, during 2007, we began the construction of a sugarcane cluster in Mato Grosso do Sul with a projected 10.0 million tons of sugarcane crushing capacity.  Angelica was the first greenfield mill we built from inception, with a nominal crushing capacity of 4.0 million tons. We also bought approximately 13,000 hectares of farmland for the planting of sugarcane to supply the mill. Angelica began operating during August 2008, and reached full operational capacity during April 2010.

Additionally, in August 2010, we acquired Dinaluca S.A., an agricultural company consisting of a farm located in the province of Corrientes, Argentina, and with more than 14,000 hectares for crop production in Argentina. Further, between August and November 2011, we acquired: (i) Compañía Agroforestal de Servicios y Mandatos S.A., an agricultural Argentine company owning more than 4,900 hectares of land in the province of Santiago del Estero, (ii) Simoneta S.A., an agricultural Argentine company owner of more than 4,600 hectares of land in the province of La Pampa, and (iii)  3,400 hectares of land for crop production in the province of San Luis, Argentina.

During 2012, we began the construction of our second free stall dairy facility in Argentina, with a capacity of 3,500 milking cows.

On Februrary 26, 2013, Adecoagro formed CHS Agro S.A., a joint venture with a leading farmer-owned energy, grains and foods company based in the United States. We hold 50% interest in CHS Agro. CHS Agro will build a sunflower processing facility located in the city of Pehuajo, Province of Buenos Aires, Argentina. The facility will process blackoil and confectionary sunflower into speciatly products such as in-shell seeds and oil seeds, which will be entirely exported to markets in Europe and the Middle East. The joint venture will grow confectionary sunflower on leased farms, while blackoil sunflower will be originated from third parties. As of December 31, 2014 We and CHS Inc. have made  individual capital contributions to CHS Agro of approximately US$ 4 million each.

During March 2013, we began the construction of the second greenfield project in our sugarcane cluster in Mato Grosso do Sul. The Ivinhema mill, with 5.0 million tons of sugarcane crushing capacity and located 45 km south of Angelica, would consolidate our cluster, generating important synergies and economies of scale, improving operational margins and free cash flow. Ivinhema was built in two phases: the first phase with 2.0 million tons of capacity was completed during April 2012 and  the second phase, of 3.0 million tons of crushing capacity was, as of the date of this report is essentially complete. Assembly and commissioning of minor equipment will continue until the end of May 2015.

Corporate Development

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

In connection with the Reorganization, Adecoagro converted IFH LLC from a limited liability company to IFH LP, a Delaware limited partnership. owned 2% by our shareholders, approximately 98% by Adecoagro, in each case as limited partners, and the remainder by Ona Ltd., a newly formed Maltese corporation, as its general partner. Adecoagro LLC was also converted to Adecoagro LP, a Delaware limited partnership, owned approximately 100% by IFH LP as limited partner, and the remainder by Toba Ltd., a newly formed Maltese corporation, as its general partner.

On January 28, 2011, we successfully completed our initial public offering of our shares listed on the NYSE and on February 2, 2011 we issued 28,405,925 shares, at a price of US$11 per share. The shares trade under the symbol “AGRO.”

On February 2, 2011, we also issued and sold to Al Gharrafa Investment Company (“Al Gharrafa”), a wholly owned subsidiary of Qatar Holding LLC and one of our shareholders, 7,377,598 common shares at a purchase price of $10.65 per share, which is equal to the price per common share paid by the underwriters of our initial public offering of the Company, pursuant to an agreement entered into on January 6, 2011. In addition, on February 11, 2011, we issued 4,285,714 shares when the over-allotment option was exercised by the underwriters in our IPO.

During 2012, the Company issued in a series of transactions 1,654,752 shares to certain limited partners of IFH in exchange for their residual interest in IFH increasing Adecoagro’s interest in IFHto approximately 100%.

On February 26, 2013, Adecoagro formed CHS Agro S.A., a joint venture with CHS Inc. (www.chsinc.com) a leading farmer-owned energy, grains and foods company based in the United States. We hold 50% interest in CHS Agro. CHS Agro will build a sunflower processing facility located in the city of Pehuajo, Province of Buenos Aires, Argentina. The facility will process blackoil and confectionary sunflower into specialty products such as in-shell seeds and oil seeds, which will be entirely exported to markets in Europe and the Middle East. The joint venture will grow confectionary sunflower on leased farms, while blackoil sunflower will be originated from third parties. As of December 31, 2014 We and CHS Inc. have made  a capital contribution to CHS Agro of approximately US$ 4 million each.

On February 5, 2013, we completed an underwritten secondary offering of 13.9 million common shares of Adecoagro offered by our shareholder, HBK Master Fund LP at a price per share to the public of $8.00 pursuant to an effective shelf registration statement on Form F-3 filed with the SEC.  On February 13, 2013, HBK Master Fund LP sold an additional 2,1 million common shares of Adecoagro pursuant to the overallotment option it granted to  the underwriter in the secondary offering.

On March 27, 2015, Adecoagro commenced a series of transactions for the purpose of  transfering the domicile of Adecoagro LP to Luxembourg. In connection with the Adecoagro LP redomiciliation, Adecoagro merged IFH LP into Adecoagro LP with Adecoagro LP as the surviving entity. In connection with this merger, all of the assets and liabilities of IFH L.P. vested in Adecoagro LP, Ona Ltd became its general partner and Toba Ltd became a wholly owned subsidiary of Adecoagro LP. In connection with the transactions completed on March 27, 2015, Ona Ltd. assigned its general partnership interest in Adecoagro LP to Adecoagro GP S.a.r.l., a societe responsibilitie limitee organized under the laws of Luxembourg, on April 1, 2015. Also on April 1, 2015, Adecoagro completed the redomiciliation of Adecoagro LP out of  Delaware to Luxembourg and Adecoagro LP, without dissolution or liquidation, continued its corporate existence as Adecoagro LP S.C.S., a societe en commandite simple organized under Luxembourg law, effective April 2, 2015. Since that date the affairs of Adecoagro LP S.C.S. have been governed by its by-laws and Luxembourg law. Set forth below is a corporate structure as of April 2, 2015

Principal Capital Expenditures

Capital expenditures totaled $322.9 million, $232.1 million and $335.2 million for the years ended December 31, 2014, 2013 and 2012, respectively.

For a discussion of our capital expenditures and future projections, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditure Commitments.”

B.	BUSINESS OVERVIEW

Our Company

We are a leading agricultural company in South America, with operations in Argentina, Brazil and Uruguay. We are currently involved in a broad range of businesses, including farming crops and other agricultural products, dairy operations, sugar, ethanol and energy production and land transformation. Our sustainable business model is focused on (i) a low-cost production model that leverages growing or producing each of our agricultural products in regions where we believe we have competitive advantages, (ii) reducing the volatility of our returns through product and geographic diversification and use of advanced technology, (iii) benefiting from vertical integration in key segments of the agro-industrial chain, (iv) acquiring and transforming land to improve its productivity and realizing land appreciation through strategic dispositions; and (v) implementing sustainable production practices and technologies focused on long term profitability.

As of December 31, 2014, we owned a total of 257,036 hectares, comprised of 20 farms in Argentina, 11 farms in Brazil and one farm in Uruguay. In addition we own and operate several agro-industrial production facilities including three rice processing facilities in Argentina, two dairy facilities with approximately 6,551 milking cows in Argentina and 10 grain and rice conditioning and storage plants in Argentina. As of March 31, 2015 we owned three sugar and ethanol mills in Brazil with a sugarcane crushing capacity of 10.2 million tons.

We believe that we are:

•	one of the largest owners of productive farmland in South America, with more than 212,426 owned hectares as of December 31, 2014 (excluding legal land reserves pursuant to local regulations and other land reserves) located in Argentina, Brazil and Uruguay, producing a wide range of agricultural products.

•	a leading producer of agricultural commodities in South America. During the 2013/2014 harvest year, we harvested 182,701 hectares of crops and produced 643,354 tons of grains, including soybeans, corn, wheat, sunflower and cotton.

•	one of the largest producers of rough (unprocessed) rice in the world, planting 36,604 hectares (including 3,100 leased hectares) and producing 205,489 tons during the 2013/2014 harvest year, which accounted for 15% of the total Argentine production according to the Confederacion de Molinos Arroceros del Mercosur (“Conmasur”). We are also a large processor and exporter of white rice (processed) in Argentina, accounting for 18% of total white rice production capacity in Argentina and 15% of total Argentine white rice exports during 2014, according to Camara de Industriales Arroceros de Entre Ríos (Federacion de Entidades Arroceras), respectively.

•	a leading dairy producer in South America in terms of our cutting-edge technology, productivity per cow and grain conversion efficiencies, producing approximately 79.5 million liters of raw milk during 2014.

•	a growing producer of sugar and ethanol in Brazil, where we are in the process of building what we expect will be one of the most cost-efficient sugarcane crushing clusters in Brazil. We currently own three sugar and ethanol mills in Brazil with an aggregate installed capacity of 10.2 million tons per year and full cogeneration capacity (the generation of electricity from sugarcane bagasse, the fiber portion of sugarcane that remains after the extraction of sugarcane juice) of 232 MW as of March 31, 2015.

•	one of the leading companies in South America involved in the acquisition and transformation of undermanaged land to more productive uses, generating higher cash yields. During the last seven fiscal years we have consistently sold a portion of our fully mature farmland every year. In aggregate, we have sold 17 farms generating capital gains of approximately $185 million.

We are engaged in three main businesses:

Farming Business: As of December 31, 2014 we owned 247,891 hectares (excluding sugarcane farms) of farmland in Argentina, Brazil and Uruguay, of which 122,138 hectares are croppable, 17,807 hectares are being evaluated for transformation, 63,336 hectares are suitable for raising beef cattle and are mostly leased to third party cattle farmers, constituting a total of 203,281 productive hectares, and 44,610 hectares are legal land reserves pursuant to local regulations or other land reserves. During the 2013/2014 harvest year we held leases or have entered into agriculture partnerships for an additional 55,797 croppable hectares. We own the facilities and have the resources to store and condition 100% of our crop and rice production. We do not depend on third parties to condition our production for sale. Our farming business is subdivided into four main businesses:

•	Crop business: We produce a wide range of agricultural commodities including soybeans, corn, wheat, sunflower and cotton, among others. In Argentina, our farming activities are conducted mainly in the Argentine humid pampas region, where agro-ecological conditions are optimal for low-cost production. Since 2004, we have expanded our operations throughout the center-west region of Uruguay and the western part of the state of Bahia, Brazil, as well as in the northern region of Argentina. During the 2013/2014 harvest year, we planted approximately 182,813 hectares of crops, including second harvests, producing 643,354 tons of grains, including soybeans, wheat and corn, sunflower and cotton. We also planted an additional 3,141 hectares where we produced over 89,081 tons of forage that we used for cow feed in our dairy operation. During the current 2014/15 harvest year, we planted approximately 189,272 hectares of crops, including second harvest, and also planted an additional 4,999 hectares of forage .

•	Rice business: We own a fully-integrated rice operation in Argentina. We produce irrigated rice in the northeast provinces of Argentina, where the availability of water, sunlight, and fertile soil results in one of the most ideal regions in the world for producing rice at low cost. We believe that we are one of the largest producers of rough (unprocessed) rice in Argentina, producing 205,489 tons during the 2013/2014 harvest year, which accounted for 15% of the total Argentine production according to Conmasur. We own three rice mills that process our own production, as well as rice purchased from third parties. We produce different types of white and brown rice that are both sold in the domestic Argentine retail market and exported. During the current 2014/15 harvest year, we planted 35,328 hectares of rice.

•	Dairy business: We believe that we are a leading dairy producer in South America in terms of our utilization of cutting-edge technology, productivity per cow and grain conversion efficiencies, producing approximately 79.5 million liters of raw milk during 2014, with an average of 6,440 milking cows, delivering an average of 33.8 liters of milk per cow per day. Through the production of raw milk, we are able to transform forage and grains into value-added animal protein. We believe that our “free-stall” dairies in Argentina are the first of their kind in South America and allows us to optimize our use of resources (land, dairy cow feed and capital), increase our productivity and maximize the conversion of forage and grain into raw milk.

•	All Other Segments business: Our all other segments business consists of leasing pasture land to cattle farmers in Argentina and leasing our coffee plantation in the Rio de Janeiro farm, located in Western Bahia, Brazil, to a third party. We lease 63,336 hectares of pasture land which is not suitable for crop production to third party cattle farmers.

The following table sets forth, for the periods indicated, certain data relating to our farming business:

	Year Ended December 31,
	2014	2013	2012
Sales	(In thousands of $)
Crops(l)	177,662	185,117	196,206
Rice(2)	103,682	107,093	93,904
Dairy	32,968	30,661	18,868
All Other Segments (3)	1,525	4,293	13,390
Total	315,837	327,163	322,368

Production	2013/2014 Harvest Year	2012/2013 Harvest Year	2011/2012 Harvest Year
Crops (tons)(4)	643,354	496,590	564,800
Rice (tons)(5)	205,489	202,589	171,137
Total	848,843	699,179	738,810

	Year Ended December 31
	2014	2013	2012
Dairy (thousands of liters)(6)	79,468	72,984	54,954

	2014/2015 Harvest Year	2013/2014 Harvest Year	2012/2013 Harvest Year	2011/2012 Harvest Year
Planted Area	(In hectares, including second harvest)
Crops (7)	194,271	185,954	187,220	204,097
Rice	35,328	36,604	35,249	31,497

(1)	Includes soybeans, corn, wheat, sunflower and cotton, among others.

(2)	Sales of processed rice, including rough rice purchased from third parties and processed in our facilities.

(3)	All Other Segments encompasses our remaining interests in the beef Cattle and Coffee businesses. Our beef cattle business consists of over 63 thousand hectares of pasture land that is not suitable for crop production and as a result is leased to third parties for cattle grazing activities. We lease the coffee production rights with respect to our Rio de Janeiro coffee plantation.

(4)	Crop production does not include 89,081 tons, 30,628 tons, and 62,636 tons of forage produced in the 2013/2014, 2012/2011 and 2011/2012 harvest years, respectively.

(5)	Expressed in tons of rough rice produced on owned and leased farms. As of December 31, 2014, the 2014/15 harvest year of rice harvest had not began.

(6)	Raw milk produced at our dairy farms.

(7)	Includes 4,999 hectares, 3,141 hectares, 5,172 hectares and 4,679 hectares, used for the production of forage during the 2014/15, 2013/2014, 2012/2013 and 2011/2012 harvest years, respectively.

Sugar, Ethanol and Energy Business: We cultivate and harvest sugarcane which is then processed in our own mills to produce sugar, ethanol and energy. As of December 31, 2014, our total sugarcane plantation consisted of 124,412 hectares, planted over both owned and leased land. We currently own and operate three sugar and ethanol mills, UMA, Angélica and Ivinhema, with a total crushing capacity of 10.2 million tons of sugarcane per year as of March 31, 2015. UMA is a small but efficient mill located in the state of Minas Gerais, Brazil, with a sugarcane crushing capacity of 1.2 million tons per year, full cogeneration capacity and an associated sugar brand with strong presence in the regional retail market (Açúcar Monte Alegre). We plant and harvest 99% of the sugarcane milled at UMA, with the remaining 1% acquired from third parties. Angélica and Ivinhema are two new, modern mills, which we built in the state of Mato Grosso do Sul, Brazil, with current sugarcane crushing capacities of 4.0 and 5.0 million tons per year, respectively. Both mills are located 45 km apart, and form a cluster surrounded by one large sugarcane plantation. Angelica and Ivinhema are equipped with high pressure steam boilers and turbo-generators with the capacity to use all the sugarcane bagasse by-product to generate electricity. Approximately 25% of the electricity generated is used to power the mill and the excess electricity is sold to the local power grid, resulting in the mills having full cogeneration capacity.

For the year ended December 31, 2014, we crushed 7.2 million tons of sugarcane. Our mills produce both sugar and ethanol, and accordingly, we have some flexibility to adjust our production (within certain capacity limits that generally vary between 40% and 60%) between sugar and ethanol, to take advantage of more favorable market demand and prices at given points in time. For the year ended December 31, 2014 we produced 413,687 tons of sugar and 299,810 cubic meters of ethanol.

As of December 31, 2014, our overall sugarcane plantation consisted of 124,412 hectares of sugarcane in the states of Mato Grosso do Sul and Minas Gerais, Brazil, of which 9,145 hectares of sugarcane were planted on owned land, and 115,267 hectares were planted on land leased from third parties under long term agreements.

The following table sets forth, for the periods indicated, certain data relating to our sugar, ethanol and energy business:

Sales	Year Ended December 31,
	2014	2013	2012

	(In thousands of $)
Sugar	174,459	133,597	134,766
Ethanol	165,870	150,382	121,544
Energy	66,800	32,463	25,649
Other	-	1,019	373
Total	407,129	317,461	282,332

	Year Ended December 31
Production	2014	2013	2012

Sugar (tons)	413,687	335,643	281,622
Ethanol (cubic meters)	299,810	268,053	183,713
Energy (MWh exported)	445,705	300,208	238,540

	Year Ended December 31
Other Metrics	2014	2013	2012

Sugarcane milled (% owned)	89%	87%	96%
Sugarcane crushing capacity (millions of tons)	7.2	7.2	7.2
% Mechanized harvesting operations — Consolidated	97%	94%	90%
% Mechanized /harvesting operations — Cluster	100%	100%	100%

Land Transformation Business: We acquire farmlands we believe are underdeveloped or underutilized and, by implementing cutting-edge production technology and agricultural best practices, transform the land to be suitable for more productive uses, enhance yields and increase the value of the land. During the thirteen-year period since our inception, we have effectively put into production 166,737 hectares of land that was previously undeveloped or undermanaged. During 2014, we put into production 2,580 hectares and in addition continued the transformation process of over 122,041 hectares we own. We realize and capture land transformation value through the strategic disposition of assets that have reached full development potential. We believe that the rotation of our land portfolio allows us to re-allocate capital efficiently, maximizing our return on invested capital. Our current owned land portfolio consists of 257,036 hectares, distributed throughout our operating regions as follows: 87% in Argentina, 12% in Brazil, and 1% in Uruguay. During the last seven years, we sold 17 of our fully mature farms, generating capital gains of approximately $185 million.

We promote sustainable land use through our land transformation activities, which seek to promote environmentally responsible agricultural production and a balance between production and ecosystem preservation. We do not operate in heavily wooded areas or wetland areas.

From time to time, the company seeks to recycle its capital by disposing of a portion of its fully developed farms. This allows the company to monetize the capital gains generated by its land transformation activities and allocate its capital to acquire land with higher transformation potential or to deploy it in other businesses, thereby enhancing the return on invested capital. Please see also “—Risks Related to Argentina—Recent Changes in Argentine law concerning foreign ownership of rural properties may adversely affect our results of operations and future investments in rural properties in Argentina” and “—Risks Related to Brazil— Recent changes in Brazilian rules concerning foreign investment in rural properties may adversely affect our investments.”

The following table sets forth, for the periods indicated, certain data relating to our land transformation business:

	Year Ended December 31,
	2014	2013	2012
Undeveloped/Undermanaged land put into production (hectares)	2,580	1,389	8,961
Ongoing transformation of croppable land (hectares)	122,041	133,568	128,133
Number of farms sold	2	4	2
Hectares sold	12,887	14,176	9,475
Capital gains from the sale of land ($ thousands)	25,600	28,172	27,513

Sale of a 49.0% interest in Global Anceo S.L.U. and Global Hisingen S.L.U

On June 17, 2014, Adecoagro completed the sale of a 49.0% non-controlling interest in Global Anceo S.L.U. and Global Hisingen S.L.U, two Spanish subsidiaries, for a total price of $50.6 million. The main underlying assets of Global Anceo S.L.U. and Global Hisingen S.L.U are La Guarida and Los Guayacanes, two farms located in the Argentine provinces of Salta and Santiago del Estero, respectively. This transaction generated a $25.6 million contribution to Adjusted EBITDA in 2Q14, representing a 28.0% premium over the Cushman & Wakefield independent appraisal dated September 30, 2013. The $25.6 million was reflected directly in our statement of equity given we retained control of Global Anceo S.L.U. and Global Hisingen S.L.U.  Adecoagro will continue controlling and operating both farms. Los Guayacanes and La Guarida farms have a total area of 26,299 hectares and were acquired by Adecoagro in 2007, for a total of $51.1 million. Following the acquisition, Adecoagro transformed and developed over 10,000 hectares of cattle pastures into crop production. The farms are currently composed of 17,371 hectares of croppable land which are used for growing grains and oilseeds and over 6,000 hectares of cattle grazing pastures. Adecoagro has operated these farms under a sustainable production model focused on no-till farming, crop rotation and other agricultural best practices, which have enhanced productivity and soil quality. After accounting for the purchase price, transformation capital expenditures, operating cash flows and selling price, these investments generated an internal rate of return of 19.1%.

Our Strengths

We believe the following are our competitive strengths:

•	Unique and strategic asset base. We own strategically located farmland and agro-industrial assets in Argentina, Brazil and Uruguay. We engage in continuous improvement of our operations and practices, resulting in the reduction of operating costs and an increase in productivity, ultimately enhancing the value of our properties and generating capital gains. Our operations also benefit from strategically located industrial facilities throughout Argentina and Brazil, increasing operating efficiencies and reducing operating and logistical costs. We are vertically integrated where economics and returns are attractive, where the efficiency of our primary operation is significantly enhanced, or where lack of a competitive market results in the absence of a transparent price determination mechanism. Our diversified asset base creates valuable synergies and economies of scale, including (i) the ability to transfer the technologies and best practices that we have developed across our business lines, (ii) the ability to apply value-adding land transformation strategies to farmland in connection with our farming and sugarcane operations, and (iii) a greater ability to negotiate more favorable terms with our suppliers and customers.

Owning a significant portion of the land on which we operate is a key element of our business model.

•	Low-cost production leveraging agro-ecological competitive advantages. Each of the commodity products we grow is produced in regions where agro-ecological conditions provide competitive advantages and which, through the implementation of our efficient and sustainable production model, allow us to become one of the lowest cost producers.

	•	Our grain and oilseed production is based in the Argentine humid pampas region where soil fertility, regular rainfalls, temperate climate, availability of land and proximity to ports contribute to the reduced use of fertilizers and agrochemicals, high productivity and stable yields and efficient logistics, ultimately resulting in one of the lowest costs per ton of grain produced and delivered.

	•	Our cotton production is focused in western Bahia, Brazil. This region is excellent for producing high quality cotton fiber due to its ideal climate, well drained soils and high altitude.

	•	Our rice operation is located in the northeast provinces of Argentina, one of the best rice farming regions in the world due to plentiful sunlight, abundant availability of water for low cost irrigation and large potential for expansion.

	•	Our dairy operation is situated in the Argentine humid pampas region, where cow feed (grains, oilseeds and forage) is efficiently and abundantly produced at a low cost and climate and sanitary conditions are optimal for cow comfort, which enhances productivity, cow reproduction rates and milk quality.

	•	We produce sugarcane in the center-south region of Brazil, which has one of the lowest production costs in the world, significantly lower than other major sugar producing regions, including India, China, the United States, the United Kingdom, France and Germany.

•	Standardized and scalable agribusiness model applying technological innovation. We have consistently used innovative production techniques to ensure that we are at the forefront of technological improvements and environmental sustainability standards in our industry. We are implementing an agribusiness model that consists of specializing our workforce and defining standard protocols to track crop development and control production variables, thereby enhancing management decision-making. We further optimize our agribusiness model through the effective implementation and constant adaptation of a portfolio of advanced agricultural and information technologies and best practices tailored to each region in which we operate and commodity we produce, allowing us to improve our crop yields, reduce operating costs and maximize margins in a sustainable manner.

	•	In our farming business, we use “no-till” technology as the cornerstone of our crop production and have been able to implement this technique in areas within our production regions where it had not been used before. Furthermore, we also utilize crop rotation, second harvests, integrated pest management, balanced fertilization, water management and mechanization. Additionally, we use the innovative silo bag storage method, utilizing large polyethylene bags with a capacity of 180-200 tons which can be left on the field for 12 months, resulting in low-cost, scalable and flexible storage on the field during harvest, which we believe allows us to expand our crop storage capacity at a low cost, generate important logistic and freight savings by moving our production in the off-season when freight fares are lower, and time the entry of our production into the market at optimal price points. See “—Operations and Principal Activities—Farming—Storage and Conditioning.”

	•	In our dairy business, we believe that we were the first company in South America to implement the “free-stall” production system, resulting in more efficient conversion of feed to raw milk and higher production rates per cow compared to our peers in the region.

	•	In our sugar, ethanol and energy business, our sugarcane cluster, constituted by the Ivinhema and Angélica mills (i) has a highly mechanized planting and harvesting operation, which has increased our sugarcane production, reduced our operating costs and contributed to environmental sustainability by eliminating the need to burn the sugarcane before harvest; (ii) has the capacity to use all the bagasse (a by-product of the sugar and ethanol production process) that is produced, with no incremental cost, to cogenerate 216 MW of clean and renewable electricity; (iii) has the capacity of processing 46,800 tons of sugarcane per day and (iv) has the ability to recycle by-products such as filter cake and vinasse by using them as fertilizers in our sugarcane fields, as well as recycling water and other effluents, generating important savings in input costs and protecting the environment.

•	Unique diversification model to mitigate cash flow volatility. We pursue a unique multi-tier diversification strategy to reduce our exposure to production and market fluctuations that may impact our cash flow and operating results. We seek geographic diversification by spreading our portfolio of farmland and agro-industrial assets across different regions of Argentina, Brazil and Uruguay, thereby lowering our risk exposure to weather-related losses and contributing to stable cash flows. Additionally, we produce a variety of products, including soybeans, corn, wheat, sunflower, cotton, barley, sorghum, rice, raw milk, sugar, ethanol and energy, which lowers our risk exposure to potentially depressed market conditions of any specific product. Moreover, through vertical integration in the rice, dairy, sugar, ethanol and energy businesses, we process and transform a portion of our agricultural commodities into branded retail products, reducing our commodity price risk and our reliance on the standard market distribution channels for unprocessed products. Finally, our commercial committee defines our commercial policies based on market fundamentals and the consideration of logistical and production data to develop a customized sale/hedge risk management strategy for each product.

•	Expertise in acquiring farmland with transformation and appreciation potential. During the last thirteen fiscal years, we have executed transactions for the purchase and disposition of land for over $652 million and sold 66,145 hectares of developed land, generating capital gains of approximately $185 million. We believe we have a superior track record and have positioned ourselves as a key player in the land business in South America. Our business development team has gained extensive expertise in evaluating and acquiring farmland throughout South America and has a solid understanding of the productivity potential of each region and of the potential for land transformation and appreciation. To date, we have analyzed over 11 million hectares of farmland spread throughout the regions in which we operate and other productive regions in the world. We have developed a methodology to assess farmland and to appraise its potential value with a high degree of accuracy and efficiency by using information generated through sophisticated technology, including satellite images, rain and temperature records, soil analyses, and topography and drainage maps. Our management team has gained extensive experience in transforming and maximizing the appreciation potential of our land portfolio through the implementation of our agribusiness techniques described above. We also have an extensive track record of rotating our asset portfolio to generate capital gains and monetize the transformation and appreciation generated through our land transformation activities and agricultural operations.

•	Experienced management team, knowledgeable employees. Our people are our most important asset. We have an experienced senior management team with an average of more than 20 years of experience working in our sector and a solid track record of implementing and executing large scale growth projects such as land transformations, greenfield developments of industrial plants, and integrating acquisitions within our organization. Recruiting technically qualified employees at each of our farms and operating sites is a main focus of our senior management and a key to our success.

Our Business Strategy

We intend to maintain our position as a leading agricultural company in South America by expanding and consolidating each of our business lines, creating value for our shareholders. The key elements of our business strategy are:

•	Expand our farming business through organic growth, leasing and strategic acquisitions. We will continue to seek opportunities for organic growth, target attractive acquisition and leasing opportunities and strive to maximize operating synergies and achieve economies of scale in each of our three main farming business areas (crops, rice and dairy). We plan to continue expanding and consolidating our crop production throughout South America. We also intend to continue expanding our rice segment in terms of production and processing capacity, consolidating our leading position in Argentina and increasing our presence throughout Brazil, Uruguay and other regions, to become a leading regional player. We also plan to increase our current milk production using the “free-stall” model.

•	Consolidate our sugar and ethanol cluster in the state of Mato Grosso do Sul, Brazil. Our main strategy for our sugar and ethanol business is to consolidate our cluster in Mato Grosso do Sul, Brazil, through the ramping up of our Ivinhema and Angelica mills, which as of March 2015 reached a capacity of 9.0 million tons per year and are expected to reach 10.0 million tons by 2017. See “—Sugar, Ethanol and Energy—Our Mills.” The consolidation of the cluster will generate important synergies, operating efficiencies and economies of scale such as (i) a reduction in the average distance from the sugarcane fields to the mills, generating important savings in sugarcane transportation expenses; (ii) one centralized management team, reducing total administration cost per ton of sugarcane milled; and (iii) a large sugarcane plantation supplying two mills, allowing for non-stop harvesting. We believe that our sugarcane cluster in Mato Grosso do Sul will allow us to become one of the most efficient and low cost producers of sugar, ethanol and energy in Brazil. Additionally, we plan to continue to monitor closely the Brazilian sugar and ethanol industries and may pursue selective acquisitions that provide opportunities to increase our economies of scale, operating synergies and profitability.

•	Further increase our operating efficiencies while maintaining a diversified portfolio. We intend to continue to focus on improving the efficiency of our operations and maintaining a low-cost structure to increase our profitability and protect our cash flows from commodity price cycle risk. We seek to maintain our low-cost platform by (i) making additional investments in advanced technologies, including those related to agricultural, industrial and logistical processes and information technology, (ii) improving our economies of scale through organic growth, strategic acquisitions, and more efficient production methods, and (iii) fully utilizing our resources to increase our production margins. In addition, we intend to mitigate commodity price cycle risk and minimize our exposure to weather related losses by (i) maintaining a diversified product mix and vertically integrating production of certain commodities and (ii) geographically diversifying the locations of our farms.

•	Continue to implement our land transformation strategy. We plan to continue to enhance the value of our owned farmland and future land acquisitions by making them suitable for more profitable agricultural activities, thereby seeking to maximize the return on our invested capital in our land assets. In addition, we expect to continue rotating our land portfolio through strategic dispositions of certain properties in order to realize and monetize the transformation and appreciation value created by our land transformation activities. We also plan to leverage our knowledge and experience in land asset- management to identify superior buying and selling opportunities.

Operations and Principal Activities

Farming

Our Farming business line is divided into three main reportable operating businesses, namely crops, rice and dairy. We conduct our farming operations primarily on our own land and, to a lesser extent, on land leased from third parties. During harvest year 2013/2014 our farming operations were conducted on a total of 219,305 hectares of land, of which we own 156,217 hectares (excluding sugarcane farms) and we leased the remaining 36,086 hectares from third parties. The following tab le sets forth our production volumes for each of our farming business lines.

	Harvest Year
	2013/2014	2012/2013	2011/2012
Crops (thousands of tons)(1)	643,354	496,590	564,800
Rice (thousands of tons)(2)	205,489	202,589	171,137

	Year Ended December 31,
	2014	2013	2012
Dairy (thousands of liters)(3)	79,468	72,984	54,954

(1)	As of the date of this annual report, the harvest of soybean, corn, sunflower, cotton and rice pertaining to the 2014/2015 harvest year is ongoing. The only crop which has been fully harvested in the current 2014/15 harvest year is wheat, with a total production of 37,020 tons.

(2)	Expressed in tons of rough rice.

(3)	Raw milk produced.

Crops Business (Grains, Oilseeds and Cotton)

Our agricultural production is mainly based on planting, growing and harvesting crops over our owned croppable area. During the 2013/2014 harvest year, we planted crops over a total area of approximately 182,701 hectares, including our owned land, land leased from third parties and hectares planted in second harvests. During mid 2014 we began the planting of crops pertaining to the 2014/15 harvest year, which was concluded during the first quarter of 2015, with a total planted area of 194,271 hectares. Our main products include soybean, corn, wheat, sunflower, and cotton. Other products, such as sorghum and barley, among others, are sown occasionally and represent only a small percentage of total sown land.

The following table sets forth, for the harvest years indicated, the planted hectares for our main products:

	Harvest Year
	2014/15 (5)	2013/2014	2012/2013	2011/2012
Product Area	(In hectares)
Soybeans(l)	96,868	82,980	92,103	92,789
Corn(2)	39,939	51,324	45,795	47,409
Wheat(3)	37,020	29,412	28,574	43,235
Sunflower	12,314	12,880	12,478	9,596
Cotton	3,131	6,217	3,098	6,389
Forage(4)	4,999	3,141	5,172	4,679
Total	194,271	185,954	187,220	204,097

(1)	Includes soybean first crop and second crop planted area.
(2)	Includes sorghum crop and peanut.
(3)	Includes barley crop.
(4)	Forage includes corn silage, wheat silage and alfafa used for cow feed in our dairy operation.
(5)	As of March, 2015.

The following table sets forth, for the harvest years indicated, the production volumes for our main products

	Harvest Year
	2014/15	2013/2014	2012/2013	2011/2012
Crop Production(1)	(In thousands of tons)
Soybeans(2)	-	218,608	175,478	189,014
Corn(2)	-	318,381	242,246	237,294
Wheat	84,342	77,086	52,308	113,121
Sunflower(2)	-	23,161	24,076	18,667
Cotton lint(2)	-	6,118	2,482	6,704
Total(2)	84,342	643,354	496,590	564,800

(1) Does not include 89,081, 30,628 tons, and 62,636 tons of forage produced in the 2013/2014, 2012/2013, and 2011/2012 harvest years respectively.

(2) As of the date of this annual report, the harvest of soybean, corn, sunflower and cotton pertaining to the 2014/15 harvest year is ongoing. The only crop which has been fully harvested is wheat.

The following table below sets forth, for the periods indicated, the sales for our main products:

	Year Ended December 31,
	2014	2013	2012
Sales	(In thousands of $)
Soybeans	79,515	68,850	66,721
Corn (l)	69,720	79,423	68,790
Wheat (2)	8,849	21,798	34,831
Sunflower	10,016	8,030	7,887
Cotton	9,081	6,119	16,489
Other crops (3)	481	897	1488
Total	177,662	185,117	196,206

(1)	Includes sorghum.
(2)	Includes barley.
(3)	Includes other crops and farming services.

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

We grow soybeans in Argentina, Brazil and Uruguay. In the 2011/2012 harvest year, we planted a total area of 92,789 hectares of soybeans, producing a total of 189,014 tons representing 45% of our total planted area that year, and 33% of our total crop production. In the 2012/2013 harvest year, we planted a total area of 92,103 hectares of soybeans, producing a total of 175,478 tons representing 51% of our total crop planted area that year, and 35% of our total crop production. In the 2013/14 harvest year, we planted a total area of 82,980 hectares of soybeans, producing a total of 218,608 tons representing 45% of our total crop planted area that year, and 34% of our total crop production.

Soybeans comprised 11% of our total consolidated sales in 2012, 2013 and 2014.

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

We grow corn in Argentina, Brazil and Uruguay. In the 2011/2012 harvest year, we planted a total area of approximately 47,409 hectares of corn, including the second harvest, producing a total of 237,294 tons representing 24% of our total planted area that season and 42% of our total production. In the 2012/2013 harvest year, we planted a total area of approximately 45,795 hectares of corn, including the second harvest, producing a total of 242,246 tons of corn representing 35% of our total planted area that year, and 49% of our total crop production. In the 2013/2014 harvest year, we planted a total area of approximately 51,212 hectares of corn, including the second harvest, producing a total of 318,381 tons of corn representing 28% of our total planted area that year, and 49% of our total crop production.

Corn comprised 11% of our total consolidated sales in 2012, 12% of our consolidated sales in 2013 and 10% of our consolidated sales in 2014.

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

We grow wheat in Argentina and Uruguay. In the 2011/2012 harvest year we planted a total area of approximately 43,235 hectares of wheat, producing a total of 113,121 tons of wheat representing 21% of our total planted area that year, and 20% of our total crop production. In the 2012/2013 harvest year we planted a total area of approximately 28,574 hectares of wheat, producing a total of 52,308 tons of wheat. In the 2013/2014 harvest year we planted a total area of approximately 29,412 hectares of wheat, producing a total of 77,086 tons of wheat. In the current 2014/2015 harvest year we planted a total area of approximately 37,020 hectares of wheat, producing a total of 84,342 tons of wheat.

Wheat comprised 6% of our total consolidated sales in 2012, 3% of our total consolidated sales in 2013 and 1% of our total consolidated sales in 2014.

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

We grow sunflower in Argentina and Uruguay. In the 2011/2012 harvest year, we planted a total area of approximately 9,596 hectares of sunflower producing a total of 18,667 tons of sunflower representing 5% of our total planted area that year, and 3% of our total crop production. In the 2012/2013 harvest year, we planted a total area of approximately 12,478 hectares of sunflower producing a total of 24,076 tons of sunflower representing 7% of our total crop planted area that year, and 5% of our total crop production. In the 2013/2014 harvest year, we planted a total area of approximately 12,880 hectares of sunflower producing a total of 23,161 tons of sunflower representing 7% of our total crop planted area that year, and 4% of our total crop production.

Sunflower comprised 1% of our total consolidated sales in 2012, 2013 and 2014.

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

We grow cotton in northern Argentina and in the western part of Bahia, Brazil. In the 2011/2012 harvest year, we planted a total area of approximately 6,389 hectares of cotton, including the second harvest, producing a total of 6,704 tons of cotton lint, representing 1% of our total planted area that year, and 1% of our total crop production. In the 2012/2013 harvest year, we planted a total area of approximately 3,098 hectares of cotton producing a total of 2,482 tons of cotton lint, representing 2% of our total planted crop area that year, and 0.5% of our total crop production. In the 2013/2014 harvest year, we planted a total area of approximately 6,217 hectares of cotton producing a total of 6,118 tons of cotton lint, representing 3% of our total planted crop area that year, and 1% of our total crop production.

Cotton comprised 3% of our total consolidated sales in 2012, 1% of our total consolidated sales in 2013 and 1% of our total consolidated sales in 2014.

Forages

In addition to the above mentioned crops, we are engaged in the production of forage in Argentina, including corn silage, wheat silage, soybean silage and alfalfa silage. We use forage as cow feed in our dairy operation. During the 2013/2014 harvest year, we planted 3,141 hectares of forage and produced 89,081 of forage.

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

We conduct our rice operation in the northeast of Argentina, which is one of the most efficient locations in the world for producing rice at a low cost. This is a result of optimum natural agronomic conditions, including plentiful sunlight, abundant availability of water for low cost irrigation and large quantities of land. The use of public water for artificial irrigation is governed by provincial regulations and is subject to the granting of governmental permits. We currently have permits for the use of water in our production of rice in the provinces of Corrientes and Santa Fe. Maintenance of our permits is subject to our compliance with applicable laws and regulations, which is supervised by the corresponding governmental authority (e.g., the Ministry of Water, Public Services and Environment (Ministerio de Agua, Servicios Publicos y Medio Ambiente), in the province of Santa Fe, and the Water Institute of the Province of Corrientes (Instituto Correntino del Agua).

The following table sets forth, for the harvest years indicated, the total number of planted rice hectares we owned and leased as well as the overall rough rice we produced:

	Harvest Year
Rice Product Area & Production	2014/2015	2013/2014	2012/2013	2011/2012
Owned planted area (hectares)	32,104	33,231	32,167	27,242
Leased planted area (hectares)	3,224	3,100	3,083	4,255
Total rice planted (hectares)	35,328	36,604	35,249	31,497
Rough rice production (thousands of tons) (1)	-	205,489	202,589	171,137

(1)	As of the date of this annual report, the harvest of rice pertaining to the 2014/2015 harvest year is ongoing.

We grow rice on 4 farms we own and 2 farms we lease, all located in Argentina. In the 2011/2012 harvest year, we planted a total area of approximately 31,497 hectares of rice, producing a total of 171,137 tons, representing 10% of our total planted area that year, and 23% of our total farming production. In the 2012/2013 harvest year, we planted a total area of approximately 35,249 hectares of rice, producing a total of 202,589 tons, representing 16% of our total planted area that year, and 29% of our total farming production. In the 2013/2014 harvest year, we planted a total area of approximately 36,604 hectares of rice, producing a total of 205,489 tons, representing 17% of our total planted area that year, and 24% of our total farming production. In the current 2014/2015 harvest year, we planted a total of 35,328 hectares of rice, which have not been fully harvested as of the date of this report.

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

We process rice in our 3 rice mills in Argentina, where we are able to process our entire rice crop and utilize our excess milling capacity to process rough rice we purchase from third party growers.

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

	Year Ended December 31,
	2014	2013	2012
Processed Rice Production	(In thousands of tons)
Rough rice processed — own	188,307	188,668	163,035
Rough rice processed — third party	29,084	47,965	86,512
Total rough rice processed	217,391	236,633	249,547
White rice	120,065	138,267	86,092
Brown rice	793	3,741	57,505
Broken rice	39,795	32,550	28,787
Total processed rice	225,535	174,558	172,384

	Year Ended December 31,
	2014	2013	2012
Processed Rice Sales	(In thousand of $)
Total Sales	103,682	107,093	93,904

Rice comprised 16% of our total consolidated sales in 2012, 17% in 2013 and 14% in 2013.

Rice Seed Production

In our rice seed facility in Argentina, we are involved in the genetic development of new rice varieties adapted to local conditions to increase rice productivity and quality to improve both farm production as well as the manufacturing process. In connection with these efforts, we have entered into agreements with selected research and development institutions such as the National Institute of Agriculture Technology (Instituto Nacional de Tecnología Agropecuaria, or “INTA”) in Argentina, the Latin American Fund for Irrigated Rice (Fondo Latinoamericano para Arroz de Riego, or “FLAR”) in Colombia, the Santa Catarina State Agricultural Research and Rural Extension Agency (Empresa de pesquisa Agropecuária e Extensão Rural de Santa Catarina, or “EPAGRI”) in Brazil and Badische Anilin- und Soda-Fabrik (“Basf”) in Germany. Our own technical team is continuously testing and developing new rice varieties. Our first rice seed variety, Ita Caabo 105, was released to the market in 2008. In 2011 we released our second variety Ita Caabo 110, and at the beginning of 2014 we released our third variety, Ita Caabo 107.  We are currently experimenting with a wide range of varieties to continue improving our productivity. These seeds are both used at our farms and sold to rice farmers in Argentina, Brazil, Uruguay and Paraguay. We are also developing, alongside Basf, a herbicide-tolerant rice variety to assist in the control of harmful weeds.

All Other Segments

All Oher Segments encompasses our cattle and coffee businesses. In December 2009, we strategically decided to sell almost all of our cattle herd — other than our dairy cows — to Quickfood S.A. (now “Marfrig Argentina S.A.”), an Argentine company and a subsidiary of the Brazilian company, Marfrig Alimentos S.A. (“Marfrig”), for a purchase price of $14.2 million. Additionally, we entered into a 10-year lease agreement under which Marfig Argentina S.A. leases grazing land from us to raise and fatten cattle.

In September 2013, Marfrig Argentina S.A. notified us of their intention to early terminate in the fourth quarter of 2013 the lease agreements of the approximately 63,000 hectares of grazing land subject to the 10-year lease agreement. The termination of the lease agreement was effective in the fourth quarter of 2013. We commenced an arbitration proceeding against Marfrig Argentina and Marfrig Alimentos in 2014 claiming unpaid invoices and indemnification for early termination for US$ 23,000,000.

We currently own 59,562 hectares of cattle grazing land located in the Argentine provinces of Corrientes, Santa Fe and Buenos Aires. In 2014 we entered into new lease agreements with third party cattle farmers for a total area of 35,719 hectares.

During May 2013, Adecoagro entered into an agreement to sell the Mimoso farm and Lagoa do Oeste farm located in Luis Eduardo Magalhaes, Bahia, Brazil. The farms have a total area of 3,834 hectares of which 904 hectares are planted with coffee trees. In addition, we entered into an agreement whereby the buyer will operate and make use of 728 hectares of existing coffee trees in our Rio de Janeiro farm for an 8-year period. The total consideration for this transaction was $24 million, of which $6.0 million were collected as of December 31, 2013 and the balance to be paid in three annual installments in 2014, 2015 and 2016. Pursuant to the terms of the agreement, we will retain ownership of  the coffee trees, which are expected to have an estimated useful life of 8 years in respect of the Rio de Janeiro form upon the expiration of the agreement. We do not expect our coffee business to generate sales in future periods.

Dairy Business

We conduct our dairy operation in our farms located in the Argentine humid pampas region. This region is one of the best places in the world for producing raw milk at a low cost, due to the availability of grains and forages produced efficiently and at low cost, and favorable weather for cow comfortand productivity. Our dairy operation consists of two free stall dairy facilities with a total capacity of approximately 6,500 milking cows.

The following table sets forth, for the periods indicated below, the total number of our dairy cows, average daily milk production per cow and our total milk production:

	Year Ended December 31,
Dairy Herd & Production	2014	2013	2012
Total dairy herd (head)	7,396	7,236	6,765
Average milking cows	6,440	6,092	5,025
Average daily production (liters per cow)	33.8	32.8	30.0
Total production (thousands of liters)	79,468	72,984	54,954

	Year Ended December 31
	2014	2013	2012
	(In thousands of $)
Sales	32,968	30,661	18,868

As of December 31, 2014, 2013 and 2012, we owned a dairy herd of 7,396, 7,236 and 6,765, head, respectively, including 6,440, 6,092 and 5,025 milking cows, respectively, with an average production of 33.8; 32.8 and 30.5 liters per cow per day, respectively.

Dairy comprised 3% of our total consolidated sales in 2012, 5% of our total consolidated sales in 2013 and 5% of our total consolidated sales in 2014.

Production Process

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

Each cow in our dairy herd is mechanically milked three times a day. The milk obtained is cooled to less than four degrees centigrade in order to preserve its quality and is then stored in a tank. Milk is delivered to large third party milk processing facilities on a daily basis by tank trucks. We feed our dairy cows mainly with corn and alfalfa silages, some grass and corn grain, supplemented as needed with soybean by-products, hay, vitamins and minerals.

We have invested in technology to improve the genetics of our cows, animal health and feeding in order to enhance our milk production. These investments include top quality imported semen from genetically improved North American Holstein bulls, agricultural machinery and devices, use of dietary supplements and modern equipment to control individual milk production and cooling. Our feeding program is focused on high conversion of feed into milk, while maintaining cows in good health and comfort. We have also invested in technology and know-how so as to increase our forage production and utilization.

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

This increased productivity and conversion rate are mainly due to improved cow comfort and an enhanced diet quality. We assess cow comfort through the engagement of expert consultants, who recommended designing beds covered with sand. The sand plays a significant role in helping cows to rest comfortably. Additionally, we installed a cooling system to increase cow comfort as well. This system relies on water sprinklers and ventilation fans located all over the facility to create a controlled, cool atmosphere, which improves cow comfort as the Holstein herd is originally adapted to cold regions. Additionally, we manage diet quality by adapting our feeding regime based on the various feeding stages in the lifetime of each cow. The actual feeding is fully mechanized, and we carefully control the harvesting and storage of feed. The control of all productivity variables, such as reproduction, health and operations, supports efficiency gains through standardized processes. Finally, the physical concentration of the animals facilitates efficient overall management of the dairy business as a whole. In terms of the environment, the free-stall model allows for a better effluent treatment, which includes a sand-manure separator stage, a decantation pool and an anaerobic lagoon. All these processes help to decrease the organic matter content of the effluent and deliver a cleaner output. The final treated effluent is used to fert-irrigate crops adjacent to the dairy operation. Accordingly, we transform dairy waste into a high value-added by-product, which reduces fertilizer usage.

The free-stall dairy is expected to allow us to become an efficient large-scale milk producer and optimize the use of our resources (land, cattle and capital) through the standardization of processes. Process standardization provides high operational control and allows us to scale-up our production efficiently and quickly.

Storage and Conditioning

Our storage and conditioning facilities in the farming business allow us to condition, store and deliver our products with no third-party involvement. All our crop storage facilities are located close to our farms, allowing us to (i) reduce storage and conditioning costs; (ii) reduce freight costs since we only commence moving the product once the final destination is determined, whether locally or to a port, (iii) capitalize on fluctuations in the prices of commodities; and (iv) improve commercial performance by mixing grains to avoid discounts due to sub-standard quality.

We own five conditioning and storage facilities for grains and oilseeds, with a total built storage capacity of 28,800 tons. Our largest storage facility, with a capacity of 18,700 tons, is located in the province of Santa Fe, Argentina, in the town of Christophersen. It has a railway loading terminal, providing logistical flexibility and savings. We also own in Argentina three rice mills, which account for over 116,854 tons of total storage capacity, and two additional storage and conditioning facilities for rice handling, with a total storage capacity of 5,700 tons.

Set forth below is our storage capacity as of December 31, 2014:

Storage Capacity	Nominal
Crops (tons)	28,806
Rice (tons)	116,854

In addition, we use silo bags to increase our storage capacity at low cost. Silo bags are an efficient low-cost method for grain storage. As crops are harvested, they are placed inside large polyethylene bags that can be left in the fields for approximately 12 months without damaging the grain. Each silo bag can hold up to 180 to 200 tons of product, depending on the type of grain. During the 2013/2014 harvest year, we stored approximately 25% of our grain production through silo bags.

Silo bags offer important operational and logistic advantages, such as (i) low cost storage; (ii) flexible and scalable capacity that is adapted based on production and commercial strategy; (iii) harvest efficiencies since the bags are filled on the field allowing for a non-stop harvest operation regardless of any logistical setbacks; (iv) logistic efficiencies leading to lower freight since grains are transported during the off-season when truck fares are lower; (v) increased ability to monitor quality and identify different grain qualities, since grains are stored in relatively small amounts (200 tons) and easily monitored, maximizing our commercial performance; and (vi) better use of our drying capacity throughout the year. Silo bags are commercially accepted. Grains stored in silo bags can be sold in the market, and if such grains are to be delivered post harvest, we charge storage costs. Additionally, we can store grains to be used as seed during the following season (soybeans, rice and wheat), achieving quality seed management. We have expanded the use of silo bags from Argentina to our operations in Brazil and Uruguay..

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

Set forth below is our drying capacity as of December 31, 2014:

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

Soybeans: Our soybean crop is sold to local companies and is ultimately exported or diverted to the crushing industry. Approximately 75% of the soybean crop was hedged pre-harvest, by forward sales and sales in the futures markets. Harvest and post-harvest sales are a function of the export market versus local premiums paid by crushers (oil, meal and biodiesel) and logistics considerations. Our five largest customers comprised approximately 62%  of our sales in the year ended December 31, 2014. In Argentina, the applicable export tax rate on soybeans is 35%. There are no export taxes in Brasil and Uruguay.

During 2014 we sold more than 140,000 tons (approximately 65% of our production) certified by the Round Table on Responsible Soybean (“RTRS”), capturing premiums over market value. RTRS is a civil organization that promotes responsible production, processing, and trading of soy on a global level. During 2012 and 2013 we also certified our silo plant in Argentina under 2BSvs (Biomass, Biofuels Sustainability Voluntary Scheme), based on sustentability criteria of the European Directive 2009/28/EC

Corn: Approximately 70% of our total production is exported, of which 44% are FOB sales, with the remainder destined for domestic use in the poultry and food industry, and in our dairy operations. All of our Brazilian production is sold domestically for regional consumption. Approximately 75% of the corn crop was hedged pre-harvest. Approximately 3% of our corn production was destined for special products such as corn seed and popcorn. Our four largest customers comprised approximately 60% of our sales in the year ended December 31, 2014. In Argentina, the applicable export tax rate on corn is 20%. There are no export taxes in Brasil and Uruguay.

Wheat: Approximately 70% of our production is destined for local market, where our market share has increased by 10% since last year, and 30% is exported. Quality segregation allows us to negotiate premiums with the millers and export market. Approximately 36% of the wheat crop was hedged pre-harvest, by forward sales, sales in the futures markets, and durum wheat production agreements. Brazil is the main importer of Argentine wheat. Our five largest customers comprised approximately  55% of our sales in the year ended December 31, 2014. In Argentina, the applicable export tax rate on wheat is 23%. There is no export tax in Uruguay.

Sunflower: Our sunflower production from Argentina is sold to local companies. Sales are made pursuant by production agreements of sunflower for confectionary, high oil content sunflower and seed. Our three largest customers comprised more than  90% of our sales in the year ended December 31, 2014. In Argentina, the applicable export tax rate is 32%.

Cotton: We typically make pre-harvest sales of cotton fiber produced in Brazil and Argentina into the export market. Sales for the textile industry are based on domestic demand and premiums. Our five largest customers comprised approximately 85% of our sales in the year ended December 31, 2014.  Cottonseed is sold in the domestic market to meet feed demand.

Rice: Rough rice is available for sale commencing after the harvest of each year. White rice availability is based on our milling capacity. 64% of our total rice production is sold into the export market, with the remainder sold in Argentina in the retail market. We export approximately 60% of our exported volume to the Middle East, followed by approximately 30% to other Latin American countries, and the remainder is exported to Africa. We sell approximately 36% of our rice in the Argentine retail market through two brands we own that have a 16.6% market share. Local rice prices are driven by regional supply demand and exchange rate in Brazil.  Our three largest customers for rice comprised approximately 55% of our sales in the year ended December 31, 2014. In Argentina, the applicable export tax rate is 10% for rough rice and 5% for white rice.

Dairy: During most of 2013, we sold our entire raw milk production to four dairy producers. These companies manufacture a range of consumer products sold in Argentina and abroad. We negotiate the price of raw milk on a monthly basis in accordance with domestic supply and demand with these companies. The price of the milk we sell is mainly based on the percentage of fat and protein that it contains and the temperature at which it is cooled. The price we obtain for our milk also rises or falls based on the content of bacteria and somatic cells.

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

As of December 31, 2014, our sugarcane plantations consisted of 124,412 hectares of sugarcane planted in the center-south region of Brazil. Approximately 93% of our sugarcane is planted over land leased through agricultural partnerships. Under these agreements, our partners lease land to us for periods of between one and two sugarcane cycles, equivalent to periods of between 10 to 12 years, on which we cultivate the sugarcane. Lease payments are based on the market value of the sugarcane set forth by the regulations of the State of Sao Paulo Sugarcane, Sugar and Alcohol Growers Counsel (Conselho dos Produtores de Cana-de-Açúcar, Açúcar e Álcool do Estado de Sao Paulo, or “Consecana”). We planted and harvested approximately 89% of the total sugarcane we milled during 2014, with the remaining 11% purchased directly from third parties at prices also determined by the Consecana system, based on the sucrose content of the cane and the prices of sugar and ethanol. The following table sets forth a breakdown during the time periods indicated of the amount of sugarcane we milled that was grown on our owned and leased land or purchased from third parties:

	Year Ended December 31,
	2014	2013	2012
Grown on our owned and leased land (tons)	6,418,274	5,560,532	4,304,038
Purchased from third parties (tons)	814,554	857,599	184,897
Total (tons)	7,232,827	6,418,131	4,488,935

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

We believe we own one of the most mechanized harvesting operations in Brazil. Our sugarcane harvesting process is currently 97% mechanized (100% at Angélica and Ivinhema mills and 80% at UMA mill) and the remaining 7% is harvested manually. Mechanized harvesting does not require burning prior to harvesting, significantly reducing environmental impact when compared to manual harvesting. In addition, the leaves that remain on the fields after the sugarcane has been harvested mechanically create a protective cover for the soil, reducing evaporation and protecting it from sunlight and erosion. This protective cover of leaves decomposes into organic material over time, which increases the fertility of the soil. Mechanized harvesting is more time efficient and has lower costs when compared to manual harvesting. Sugarcane is ready for harvesting when the crop’s sucrose content is at its highest level. Sucrose content and sugarcane yield (tons of cane per hectare) are important measures of productivity for our harvesting operations. Geographical factors, such as soil quality, topography and climate, as well as agricultural techniques that we implement, affect our productivity. Since most sugar mills produce both sugar and ethanol in variable mixes, the industry has adopted a conversion index for measuring sugar and ethanol production capacity, the Total Recoverable Sugar (“TRS”) index, which measures the amount of kilograms of sugar per ton of sugarcane.

During the 2014 harvest, our mills harvested sugarcane with an average TRS content of 131 and an average yield of 80.8 tons of sugarcane per hectare.

Once the sugarcane is harvested, it is transported to our mills for inspection and weighing. We utilize our own trucks and trailers for transportation purposes. The average transportation distance from the sugarcane fields to the mills is approximately 29 kilometers at UMA and 30 kilometers at Angélica and Ivinhema.

Our Mills

We currently own three sugar mills in Brazil, UMA, Angélica and Ivinhema. Our mills produce sugar, ethanol and energy, and have the flexibility to adjust the production mix between sugar and ethanol, to take advantage of more favorable market demand and prices at given points in time. As of March 31, 2015, our sugar mills had a total installed crushing capacity of 10.2 million tons of sugarcane, of which 9.0 million tons  correspond to our sugarcane cluster in Mato Grosso do Sul, Brazil. As of December 31, 2014, we concluded the 2014 harvest crushing an aggregate volume of 7.2 million tons of sugarcane.

The Usina Monte Alegre mill (“UMA”) is located in the state of Minas Gerais, Brazil, and has a sugarcane crushing capacity of 1.2 million tons per year, full cogeneration capacity and an associated sugar brand with strong presence in the regional retail market (Açúcar Monte Alegre). We plant and harvest 97.5% of the sugarcane milled at UMA, with the remaining 2.5% acquired from third parties. On December 31, 2014, UMA concluded its harvest operations for the 2014 season, crushing 1.2 million tons of sugarcane.

Angélica is a advanced mill, which we built in the state of Mato Grosso do Sul, Brazil, with a total sugarcane crushing capacity of 4.0 million tons per year. Angélica was completed in 2010 and is equipped with two modern high pressure boilers and three turbo-generators with the capacity to use all the sugarcane bagasse by-product to generate approximately 96 MW of electricity that is used to power the mill with an excess of 64MW available for sale to the power grid. Angélica has the flexibility to vary the product slate between 60% to 40% for either product.

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

During early 2014, we began the construction of the second phase of the Ivinhema, adding 3.0 million tons of additional nominal crushing capacity. The investment consisted of expanding the milling equipment, building a new fluidized bed boiler, two new electrical generators and expanding the sugar factory and ethanol distillery, as well as expanding the sugarcane plantation and agricultural machinery.As of the date of this report, the second phase of the construction of Ivinhema has been completed. The mill has a total milling capacity of 5.0 million tons per year. The mill is equipped with state-of-the-art technology including full cogeneration capacity, flexibility to produce sugar and ethanol and fully mechanized agricultural operations. Ivinhema is expected to produce up to 300,000 tons of sugar, 240,000 cubic meters of ethanol and 360,000 MWh of energy exports.

As of March 30, 2014, accumulated capital expenditures in Ivinhema, including cost expensed in sugarcane planting, agricultural machinery and mill equipment, reached R$1,134 million, or approximately R$227 per ton of crushing capacity.

Capital Expenditures	R$ million	R$ per ton

Industrial equipment	691.0	138.2
Agricultural machinery	223.5	44.7
Sugarcane planting	219.5	43.9
Total	1,134.0	226.8

The completion of the Ivinhema mill consolidates our state-of-the-art sugarcane cluster in Mato Grosso do Sul, with a total nominal crushing capacity of 9.0 million tons. We expect our sugarcane cluster will generate operational synergies and economies of scale that will allow us to become one of the lowest cost producers of sugar and ethanol in Brazil. These efficiencies result from a large-scale sugarcane production and industrial operation, including centralized management of both mills, harvesting efficiencies due to the ability to conduct non-stop harvesting and a reduction in sugarcane transportation costs.

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

Our cluster is expected to have a crushing capacity of 10.0 million by 2017.

We plant and harvest 89.2% of the sugarcane milled at our cluster, with the remaining 10.8% acquired from third parties. On December 31, 2014, our sugarcane cluster concluded its harvest operations for the 2014 season, crushing 6.0 million tons of sugarcane.

Our Main Products

The following table sets forth a breakdown of our production volumes by product for the years indicated:

	Year Ended December 31,
	2014	2013	2012
Sugar	413,687	335,643	281,662
Ethanol	299,810	268,053	183,713
Energy (MWh exported)	445,705	300,208	238,540

Note: Sugar volumes are measured in thousands of tons (raw value), ethanol volumes are measured in thousand cubic meters and electricity is measured in MWh.

The following table sets forth our sales for each of the sugarcane by-products we produce for the years indicated:

	Year Ended December 31,
	2014	2013	2012
	(In thousands of $)
Sugar	156,584	133,597	134,766
Ethanol	165,870	150,382	121,544
Energy	66,800	32,463	25,649
Other	-	1,019	373
Total	389,254	317,461	282,332

Sugar

As of March 31, 2015 our sugar production capacity was approximately 3,500 tons per day which, in a normal year of 4,500 hours of milling, results in an annual sugar maximum production capacity of over 672,000 tons of sugar.  The increased capacity is the result of enhanced operational efficiencies and the completion of the second phase of the Ivinhema mill. In 2014, we produced 413,687 tons of sugar, compared to 335,643 tons of sugar in 2013 and 281,662 tons of sugar in 2012.

We produce two types of sugar: very high polarization (“VHP”) standard raw sugar and white crystal sugar. VHP sugar, a raw sugar with a 99.3% or higher sucrose content, is similar to the type of sugar traded in major commodities exchanges, including the standard NY11 contract. The main difference between VHP sugar and NY11 raw sugar is the sugar content of VHP sugar, and it therefore commands a price premium over NY11 raw sugar. Crystal sugar is a non-refined white sugar (color 150 ICUMSA) produced directly from sugarcane juice.

Sugar sales comprised 22% of our total consolidated sales in 2012, 21% of our total consolidated sales in 2013 and 24% of our total consolidated sales in 2014.

Ethanol

As of March 2015 our ethanol production capacity was approximately 2,900 cubic meters per day which, in a normal year of 4,500 hours of milling, results in maximum annual production capacity of over 556,800 cubic meters of ethanol. The increased capacity is the result of enhanced operational efficiencies and the completion of the second phase of the Ivinhema mill. In 2012 we produced 183,713 cubic meters of ethanol, compared to 268,053 cubic meters in 2013 and 299,810 cubic meters in 2014.

We produce and sell two different types of ethanol: hydrous ethanol and anhydrous ethanol (as further described in “—Production Process—Ethanol”). Ethanol sales comprised 20% of our total consolidated sales in 2012, 21% of our total consolidated sales in 2013 and 20% of our total consolidated sales in 2014.

Cogeneration

     We generate electricity from sugarcane bagasse (the fiber portion of sugarcane that remains after the extraction of sugarcane juice) in our three mills located in Brazil. As of March 31, 2015, the completion of the second phase of the Ivinhema mill resulted in a total installed cogeneration capacity of 232MW, of which 156MW are available for resale to third parties after supplying our mills’ energy requirements. The ability to generate electricity from the by-product of the sugarcane crushing process on a large enough scale to fully power a mill with excess electricity being available is referred to as having full cogeneration capacity. Our three mills are duly licensed by the Agência Nacional de Energia Elétrica (“ANEEL”) to generate and sell electricity. During the year ended December 31, 2014 , 2013 and 2012 we sold 442,706 MWh, 354,040 MWh and 317,211 MWh to the local electricity market, comprising 8%, 4% and 3% of our consolidated  sales respectively.

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

As of March 2015, our total installed cogeneration capacity at our cluster and UMA mill was 216MW and 16MW respectively, of which 144MW and 12MW are available to sell to the market.

We believe that there is a high potential for growth in the generation of electricity, and we are prepared to make investments to the extent economically viable.

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

Marketing, Sales and Distribution

Sugar: We sell sugar both in the domestic and the international markets at prices that depend on our price parity calculation, which considers each market’s price and the associated costs. Prices for the sugar we sell in Brazil are set, using an index calculated by the Agriculture College of the University of São Paulo (Escola Superior de Agricultura Luiz de Queiroz, or “ESALQ”), with a premium in the state of Minas Gerais due to the use of our regional brand, “Monte Alegre,” the market leader in the southern part of that state. Prices for the sugar we export are set in accordance with international market prices. International prices for raw sugar are established in accordance with the NY11 futures contracts. Our largest six customers for sugar comprised approximately 81% of our sales in the period ended December 31, 2014.

Ethanol: Almost all of our ethanol sales are in the domestic Brazilian market given the increasing demand generated from the increase in flex-fuel vehicles in Brazil and better ethanol parity at the gas stations. Around 35% of our ethanol sales are made through formal agreements. The remaining volumes are sold through daily sale orders through specialized brokerage firms that act in the ethanol domestic market, whose role is to intermediate the sale of ethanol between the ethanol producers and the domestic ethanol distribution companies, the prices for these transactions are set using the ESALQ and the futures and commodity exchange of the BM&FBOVESPA indices for ethanol as a reference. Our largest eight customers by volume comprised approximately 62% of our sales in the period ended December 31, 2014.

Cogeneration: We also sell electricity co-generated at our sugar and ethanol mills to local electricity commercialization companies and directly to the spot market. Sales are made in the spot market with brokers, through government auctions, to distributors and through long-term contracts. Our largest four customers comprised 84% of our sales revenues in the period ended December 31, 2014.

The Brazilian energy agency, ANEEL, has organized yearly auctions for alternative energy and for renewable sources at favored rates. As a hedging strategy, we sell the electricity production of our mills through long-term contracts adjusted for inflation by reference to the National Index of Consumer Prices (“IPCA”).

In 2009, UMA entered into a 10-year agreement with CEMIG for the sale of approximately 46,2 K MWh during the harvest periods each year (May to November of each year) at a rate of R$ 219.95 per megawatt hour. In 2009, Angélica sold energy in a public auction carried out by Camara de Comercialização de Energia Elétrica (“CCEE”), Angélica entered into a 15-year agreement with CCEE for the sale of 87,600 MWh per year at a rate of R$214.65 per MWh. In August 2010, Angélica participated in a public auction, whereupon Angélica entered into a second 15-year agreement with CCEE starting in 2011, for the sale of 131,400 MWh per year at a rate of R$191.54 per MWh. The delivery period for the first auction is May  to December and for the second the delivery period starts in April and ends in November of each year. The rates under both agreements are adjusted annually for inflation by reference to the IPCA.  In August 2013, Ivinhema sold 87,600 MWh in an auction carried out by CCEE at R$146.08 per MWh. This volume will start to be delivered in 2018 and its price is adjusted annually by IPCA.

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

Since our inception, we have successfully identified multiple opportunities for the acquisition of undeveloped or undermanaged farmland with high potential for transformation. During the thirteen-year period since our inception, we have effectively put into production over 166,737 hectares that were previously undeveloped or inefficiently managed and are undergoing the transformation process.

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

We are engaged in three different categories of the land transformation process, which are defined by the previous use of the land:

(i) Undeveloped land (savannahs and natural grasslands): This is the most drastic transformation phase since it demands both physical and chemical transformation of the soil. First, the land is mechanically cleared to remove native vegetation. The soil is then mechanically leveled for agricultural operations: in the case of land being transformed for rice production, this process involves heavy land movements and systematization required for irrigation and drainage channels, roads and bridges. In the case of land destined for sugarcane plantations, land movements will also be necessary for the construction of terraces to prevent the excess of water runoff. Certain soils must be chemically treated and corrected by incorporating nutrients such as limestone, gypsum and phosphorous, as is the case of the Brazilian ‘Cerrado’. Soil correction is not required in Argentina or Uruguay due to the natural fertility of the soil. Pesticides and fertilizers are then applied to the soil in preparation for planting. In the case of land destined for crop production (grains and oilseeds), soybean, which is sometimes referred to as a colonizing crop, is usually planted during the first years due to its resistance to pests, weeds and extreme weather and soil conditions. Thereafter, the land will enter into a crop rotation scheme to reduce the incidence of plague and disease and to balance soil nutrients. In the case of rice and sugar cane, which are produced in a monoculture system, there is no colonizing crop or rotation involved. Intensive plague and weed controls and additional soil correction will take place during these first three to five years. Land productivity or yields, measured in tons of soybean or other crops per hectare, will be initially low and will gradually increase year by year. During the first five to seven years, the yields will increase at high and sustained rates. After the seventh year we consider the land developed as yield volatility is reduced and growth is only achievable at marginal rates. Since our inception in 2002, we have put into production 65,911 hectares of undeveloped land into productive croppable land.

(ii) Undermanaged or underutilized farmland (cultivated pastures and poorly managed agriculture): This transformation process is lighter than the one described above since it does not require the initial mechanical clearing of vegetation or land leveling. Only in the case of land being prepared for rice production will leveling be required for efficient flood-irrigation. The transformation of cattle pastures or poor agriculture in the Brazilian ‘Cerrado’ will begin with soil correction and soil tillage in preparation for planting of the first soybean or sugarcane crop. The process will then continue as described in the case above. Land productivity or crop yields will grow at high rates during the first three to five years of the transformation process and will then commence to stabilize and grow at marginal rates, at which point we consider the land developed. Since our inception in 2002 we have put into production 100,826 hectares of undermanaged or underutilized farmland into croppable land.

(iii) Ongoing transformation of croppable land: The application of efficient and sustainable crop production technologies and best practices such as “no-till”, crop rotations, integrated pest and weed management and balanced fertilization, among others, incrementally increases soil quality and land productivity over time, maximizing return on invested capital and increasing the land value of our properties. Our entire farmland portfolio is constantly undergoing this phase of land transformation. During the 2013/2014 harvest year, we operated 122,041 hectares of own developed farmland which were enhanced by the use of best productive practices and technology.

In each of these categories of transformation, the metric the company uses to track the level and analyze the progress of the transformation process is the level and tendency of crop yields and the number of years the land has been under crop production. Consequently, the process of land transformation is evidenced by the results of the activities within our other business segments, primarily our crops, rice and sugarcane segments. Accordingly the costs associated with the transformation process described above are allocated within these other business segments. As a result, there may be variations in our results from one season to the next according to the amount of farmland undergoing transformation and the amount of land sold and our ability to identify and acquire new farmland.

Our land transformation segment seeks not only to profit from crop and rice cultivation, but also from the opportunistic disposition of successfully transformed farmland. We strategically sell farms that have reached productive maturity with marginal potential for further productivity increases (years three to seven after commencing the land transformation process) to realize and monetize the capital gains arising from the land transformation process. Land transformation proceeds are in turn reinvested in the purchase of strategic farmland with potential for transformation and appreciation. The rotation of our land portfolio allows us to allocate capital efficiently. Since 2006 we have had a solid track record of selling farmland and achieving profitable returns. During the last eight years, we have sold 17 farms, generating capital gains of approximately $185 million.

These capital gains are generated by three main factors:

(i) the acquisition of land at opportunistic prices below the market value or fair value of the land;

(ii) the land transformation and ongoing land transformation process described above enhances the productivity and profitability of land, ultimately increasing the value of the land; and

(iii) general market appreciation of land driven by increase in commodity prices and supply and demand dynamics in the land market. In this regard, during the last 30 years, since 1977, farmland prices in Argentina’s core production region have increased an average of 8.1% per year according to data published by Margenes Agropecuarios. The value of the farms we sold between 2006 and 2014 as well as our overall land portfolio, has been positively impacted by this external factor.

We believe we are one of the most active players in the land business in South America. Since our inception in 2002, we have executed transactions for the purchase and sale of land for over $652 million. Our business development team is responsible for analyzing, selecting, acquiring and selling land. The team has gained extensive expertise in evaluating and acquiring farmland throughout South America, and has a solid understanding of the productivity potential of each region and of the potential for land transformation and appreciation. Since 2002, the team has analyzed over 11 million hectares of farmland with a total value of approximately $16 billion. We have developed a methodology to analyze investment opportunities, taking into account price, transformation potential, productive model, financial projections, and investment requirements, among others. Our analysis also employs advanced information technology, including the use of satellite images, rain and temperature records, soil analyses, and topography and drainage maps. From time to time, we may leverage our favorable position in and knowledge of the land market to engage in opportunistic buying and selling transactions.

The following table sets forth our acquisitions and divestitures since our inception:

	Acquisition	Divestitures	Total Land Holdings
Year Ended December 31,	(In hectares)
2002	74,898	—	74,898
2003	—	—	74,898
2004	34,659	—	109,557
2005	22,262	—	131,819
2006	5,759	3,507	134,071
2007	113,197	8,714	239,274
2008	43,783	4,857	278,200
2009	—	5,005	273,195
2010	14,755	5,086	282,864
2011	12,992	2,439	293,417
2012	—	9,475	283,942
2013	—	14,176	269,838
2014	—	12,887	257,036

Our Farms

Appraisal of Farms. In September 2014, in order to assess the market value of rural properties in Brazil, Argentina and Uruguay, we requested an appraisal by Cushman & Wakefield Argentina S.A., independent real estate valuation firm knowledgeable about the agriculture industry and the local real estate market. As part of these appraisals, the value of each of our properties was determined using the sales comparison approach taking into account current offerings and prices buyers had recently paid for comparable sites, adjusted for the differences between comparable properties and the subject property to arrive at an estimate of the value. The major elements of comparison used to value the properties included the property rights conveyed, the financial terms incorporated into the transaction, the conditions or motivations surrounding the sale, changes in market conditions since the sale, the location of the real estate and the physical characteristics of the property.

The abovementioned valuations assumed good and marketable title to subject properties, which were assumed to be free and clear of all liens and encumbrances. The valuation did not include site measurements and no surveys of the subject properties were undertaken. In addition, the valuations also assumed (a) responsible ownership and competent management of the subject properties; (b) there were no hidden or unapparent conditions of the subject properties, subsoil or structures that render the subject properties more or less valuable; (c) full compliance with all applicable federal, state and local zoning and environmental regulations and laws and (d) all required licenses, certificates of occupancy and other governmental consents were or can be obtained and renewed for any use on which the value opinion contained in the appraisals is based. Unless otherwise stated in the appraisals, the existence of potentially hazardous or toxic materials that may have been used in the construction or maintenance of the improvements or may be located at or about the subject properties was not considered in arriving at the appraisal of value. These materials (such as formaldehyde foam insulation, asbestos insulation and other potentially hazardous materials) may adversely affect the value of the subject properties.

Cushman & Wakefield has informed us their assessment of the market value of our farmland as of September 30, 2014. According to Cushman & Wakefield, the market value of our farmland totaled $884.4 million, out of which $749.0 million correspond to the market value of our farmland in Argentina and Uruguay, and the remaining $135.4 million correspond to the market value of our farmland in Brazil. These valuations are only intended to provide an indicative approximation of the market value of our farmland property as of September 30, 2014 based on then current market conditions. This information is subject to change based on a host of variables and market conditions.

Farm	State, Country	Gross Size (Hectares)	Current Use
El Meridiano	Buenos Aires, Argentina	6,302	Grains
Las Horquetas	Buenos Aires, Argentina	2,086	Grains & Cattle
San Carlos	Buenos Aires, Argentina	4,215	Grains
Huelen	La Pampa, Argentina	4,633	Grains
La Carolina	Santa Fe, Argentina	8,444	Grains & Cattle
El Orden	Santa Fe, Argentina	6,875	Grains & Cattle
La Rosa	Santa Fe, Argentina	4,087	Grains & Cattle
San Joaquín	Santa Fe, Argentina	37,273	Rice, Grains & Cattle
Carmen	Santa Fe, Argentina	10,021	Grains
Abolengo	Santa Fe, Argentina	7,473	Grains
La Cañada	San Luis, Argentina	3,400	Grains
Santa Lucia	Santiago del Estero, Argentina	17,484	Grains & Cattle
El Colorado	Santiago del Estero, Argentina	4,960	Grains
La Guarida (1)	Santiago del Estero, Argentina	7,880	Grains & Cattle
La Garrucha (1)	Salta, Argentina	1,839	Grains
Los Guayacanes (1)	Salta, Argentina	3,693	Grains
Ombú	Formosa, Argentina	18,321	Grains & Cattle
Oscuro	Corrientes, Argentina	33,429	Rice, Grains & Cattle
Itá Caabó	Corrientes, Argentina	22,894	Rice, Grains & Cattle
Alto Alegre	Tocantins, Brazil	6,082	Grains & Cotton
Conquista	Tocantins, Brazil	4,325	Grains & Cotton
Bela Manhã	Mato Grosso do Sul, Brazil	381	Sugarcane
Ouro Verde	Mato Grosso do Sul, Brazil	683	Sugarcane
Don Fabrício	Mato Grosso do Sul, Brazil	3,304	Sugarcane
Takuarê	Mato Grosso do Sul, Brazil	490	Sugarcane
Agua Branca	Mato Grosso do Sul, Brazil	1,675	Sugarcane
Nossa Senhora Aparecida	Mato Grosso do Sul, Brazil	540	Sugarcane
Sapálio	Mato Grosso do Sul, Brazil	6,062	Sugarcane
Carmen (Agua Santa)	Mato Grosso do Sul, Brazil	146	Sugarcane
La Pecuaria	Duranzo, Uruguay	3,177	Grains
Doña Marina	Corrientes, Argentina	14,755	Rice
Total		257,036

 (1) In June 2014, we completed the sale of a 49.0% interest in Global Anceo S.L.U and Global Hisingen S.L.U, two Spanish subsidiaries that owned La Guarida, La Garrucha and Los Guayacanes farms.

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

Property, Plant and Equipment

In addition to our farmland, we also own the following principal industrial facilities:

Facility	Province, Country	Relevant Operational Data	Current Use
“Christophersen”	Santa Fe, Argentina	18,700 tons of storage capacity. 2,400 tons per day of drying Capacity	Seedbed and stockpiling plant (1)

“Semillero Itá Caabó”	Corrientes, Argentina		Rice genetic improvement program

“Molino Ala — Mercedes”	Corrientes, Argentina	Installed capacity of 5,000 tons of white rice monthly, and husk rice drying capacity of 2,400 tons per day	Rice processing and drying plant

“Molino Ala — San Salvador”	Entre Ríos, Argentina	Installed capacity of 5,000 tons of white rice monthly, and husk rice drying capacity of 1,100 tons per day	Rice processing and drying plant

Molino Franck	Santa Fe, Argentina	Processing capacity of 5,600 tons of white rice monthly, and husk rice drying capacity of 1,800 tons per day	Rice processing and drying plant

“Angélica Agroenergía”	Mato Grosso do Sul, Brazil	Installed milling capacity of 4.0 million tons of sugarcane annually, 330,000 tons of VHP sugar and over 220,000 cubic meters of ethanol, and over 250,000 MWh	Sugar and ethanol mill producing hydrated ethanol, anhydrous ethanol and VHP sugar. Sells energy to local network

“Ivinhema Agroenergía”	Mato Grosso do Sul, Brazil	Installed milling capacity of 5.0 million tons of sugarcane annually, 300,000 tons of VHP sugar, 240,000 cubic meters of ethanol, and over 360,000 MWh	Sugar and ethanol mill producing hydrated ethanol and VHP sugar. Sells energy to local network

“Usina Monte Alegre”	Monte Belo, Brazil	Present milling capacity of 1.2 million tons of sugarcane annually, 120,000 tons of VHP and white sugar and over 40,000 cubic meters of ethanol and 50,000 MWh	Sugar mill producing VHP and white sugar and hydrated ethanol. Sells energy to local network

(1)	Classification of wheat and soybean seeds.

For additional information regarding our property, plant and equipment, see Note 6 of the consolidated financial statements.

Customers

We sell manufactured and agricultural products to a large base of customers. The type and class of customers may differ depending on our business segments. For the year ended December 31, 2014 more than 50% of our sales  of crops were sold to 13 well-known customers (both multinational or local) with good credit history. Of these customers, our biggest three customers represented almost 20% of our sales and the remaining ten represented approximately 30% of our net sales in the course of that year.

In the Sugar, Ethanol and Energy segment, sales of ethanol were concentrated in 6 customers, which represented 68% of total sales of ethanol for the year ended December 31, 2014. Approximately 81% of our sales of sugar were concentrated in 6 well-known traders for the year ended December 31, 2014. The remaining 19%, which mainly relates to “crystal sugar”, were dispersed among several customers. In 2014, energy sales are 94% concentrated in 4 major customers.

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

Supplies and Suppliers

Our principal supplies for our farming business are seeds, fertilizers, pesticides and fuel, which represented 10%, 11%, 16% and 11%, respectively, of our total direct expenditures (including leasing cost) for supplies and services and were collectively 42% of our total expenditure for supplies in the farming business for 2014. Further, these supplies represented 49% of our total production cost for 2014.  As we use direct sowing in 99% of our planted area, without requiring soil preparation, fuel represents only 10% of the total cost of production for 2014.

Our principal supplies for our sugar, ethanol and energy business are diesel lubricants and fertilizers, which collectively represented 12% of our total expenditures incurred in the sugar, ethanol and energy business for 2014. Further, these supplies represented 11% of our total production cost for 2014. We have an extensive network of suppliers for each of our business segments and for each required input within each segment, resulting in lower reliance on any particular supplier. Our ten largest suppliers account for 40% of our total expenditures for supplies in 2014. While we value the relationships we have developed with each of our suppliers given the quality we have come to expect, we do not consider any single supplier to be key to our production.

We have been able to obtain lower prices particularly due to the volume that derives from our large-scale operations.

Seasonality

Our business activities are inherently seasonal. We generally harvest and sell our grains (corn, soybean, rice and sunflower) between February and August, with the exception of wheat, which is harvested from December to January. Cotton is a unique in that while it is typically harvested from June to August, it requires processing which takes about two to three months to complete. Sales in our dairy business segment tend to be more stable. However, milk production is generally higher during the fourth quarter, when the weather is more suitable for production. The sugarcane harvesting period typically begins in April/May and ends in November/December. This creates fluctuations in our sugarcane inventory, usually peaking in December to cover sales between crop harvests (i.e., January through April). As a result of the above factors, there may be significant variations in our financial results from one quarter to another. In addition our quarterly results may vary as a result of the effects of fluctuations in commodities prices, production yields and costs on the determination of changes in fair value of biological assets and agricultural produce. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies and Estimates—Biological Assets and Agricultural Produce.”

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

Adecoagro Technical Group (Grupo Tecnico Adecoagro “GTA”)

The GTA is an internal group formed by agronomists, farm managers, external advisors, contractors, trainees and suppliers, whose main goal is to excel in production management by providing constant technical education and analysis regarding production technologies. Although the GTA is focused on developing such knowledge under a common criteria for the whole company, it also considers different production systems, such as crops, rice and dairy in Argentina and Uruguay, crops in western Bahia, Brazil and sugarcane in Minas Gerais and Mato Grosso do Sul, Brazil. In order to achieve their goals, the group meets every 20 days to analyze and discuss technical aspects of the farming production processes.

The GTA participates in the design of the most efficient and productive land use strategies, the definition of the optimal crop production mix for each farm and region, and supervises and evaluates the implementation of the most profitable and sustainable technologies to be adapted and applied in each region. Additionally, the GTA promotes specific external training courses, facilitates participation in external technical groups, organizes technical farm tours, offers support in establishing the crop planting plan and delivers a full-season analysis for each crop annually. The crop analysis is essential in order to allow technical improvements to be implemented for the following crop season.

Since the GTA is involved in different regions, it plays a relevant role in spreading best practices among productive regions, including “no-till” in western Bahia. In order to evaluate and adapt the proper technologies locally, a vast network of test plots in agrochemicals, seeds, and farm-works are being carried out under specific technical guidelines. Such development is performed to make the necessary technological adjustments in respect of fertilizer levels, choice of the best product varieties for each crop, determination of the best planting periods and improvement in crop management and agricultural mechanization, resulting in higher yields coupled with reduced costs.

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

In addition, the GTA is focusing its resources on pursuing improvements trough implementing advanced techniques such as variable inputs usage by type of soil based on precision agriculture technology, intensification techniques relating to soil occupation times and diversified crop rotations, adjusting “no-till” in rice production, developing sugarcane production technologies involving agricultural mechanization and minimum tillage, and developing cotton production technologies involving “no-till” and crop rotation among others.

By implementing all these education programs and development activities, the GTA provides to the company a network that focuses on the fine-tuning and optimization of the efficiencies throughout all the production processes of each business line.

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

Our sugarcane harvesting is 97% mechanized, which has significantly improved operating efficiency, therefore reducing operating costs. We have modern facilities in the sugar and ethanol business including advanced sugar and ethanol mills with high-pressure boilers and that achieve one of the highest ratios of energy produced per ton of cane milled, according to the Cane Technology Center Benchmark program. Our Angélica sugar plant was the first continuously operative facility in Brazil, requiring no production stoppages between sugar batches.

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

Additionally, in some regions where biodiversity matters are relevant, we are implementing biodiversity management plans, which mainly consists of periodically monitoring flora and fauna, detecting significant variations of their populations, and proposing measures to reduce any potential threats to local species. As a result, we are implementing some practices such as prohibiting hunting on our farms in Argentina, developing environmental private protection areas (where natural vegetation is protected by implementing sustainable production practices). As environmental matters require specific expertise and an understanding of complex relationships, we are entering into cooperative arrangements and agreements with educational institutions. We are also developing relationships with well recognized environmental non-governmental organizations, such as The Nature Conservancy.

In Brazil, one of our main environmental focuses is compliance with the applicable provisions of the Brazilian Forestry Code (Código Forestal). Accordingly, we analyze and identify all natural areas inside our own farms and inside leased areas, and make a development plan that defines actions for their preservation. Some examples of these activities are the reforestation of Permanent Preservation Areas (Áreas de Preservación Permanente) and Legal Reserve Areas (Áreas de Reserva Legal), for which we are producing seedlings of more than 70 native species to reforest those areas. We are strongly committed to the preservation of forests, and we only develop areas for farming if they were previously used for agricultural purposes or for pasture. We do not engage in deforestation. We concern ourselves with the protection of riverbanks and surrounding areas of streams and springs, as they are important for soil conservation and as refuges for native fauna. In that regard, we are implementing periodic monitoring of wildlife and native flora as well. We have a partnership with The Nature Conservancy (“TNC”), an international environmental non-governmental organization, to organize the environmental preservation of areas of ecological importance by acquiring such areas to replace reserve areas on our own land and land we lease, through a reserve compensation scheme developed by TNC and adopted by the regional environmental authorities. This program will allow us to protect larger blocks of critical ecosystems instead of having smaller reserve areas in each farm, while allowing us to use areas in our farms that were previously developed and would have lesser environmental value as reserve areas.

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

Social Programs

Apart from complying with local labor regulations, we seek to promote the personal and professional development of our employees by offering them an adequate working environment with proper health and safety protections. We aim to develop a transparent relationship with local authorities. Finally, one of our main goals is to contribute positively to the social development of the communities in which we operate, creating new jobs, preserving the environment, providing training opportunities through our internship program and assisting with social development. In order to implement our social development programs, we analyze the areas in which we operate and give special attention to education and poverty rates, possible alliances with other social actors, and potential synergies with local government programs. In addition to social development programs, we contribute to community organizations in each area where we operate, such as hospitals, schools, daycare centers and fire stations, among others. We also have a voluntary matching program where each donation from our employees is matched at a 2:1 ratio by Adecoagro.

Education

Our sugarcane and rice operations have a very important economic impact in the communities where we are located, and we have developed a Social Action Program in the various municipalities. In 2005, we started a partnership with Cimientos in Corrientes and Santa Fe in Argentina, through which we have awarded 17 educational programs in 84 urban and rural schools located close to our rice operations this programs benefit to 12,600 students. Cimientos is a non-profit organization that promotes equal educational opportunities for children and youth from low income families in Argentina.

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

Nutrition

In Argentina, we work in partnership with Conin Foundation, which fights malnourishment in children, focusing its actions in three main aspects: education, assistance and research. In 20132014, we donated nearly 166 tons of powdered milk and 1,5 ton of processed rice. We also work in partnership with the Argentine Food Bank Network, to whom we are currently donating approximately 50 tons of processed rice. This network operates in 17 cities and is a nonprofit distribution enterprise that serves the community by acquiring donated food and making it available to people who are hungry through a network of community agencies. These agencies include school feeding programs, food pantries, soup kitchens, hospices, substance abuse clinics, after-school programs and other nonprofit organizations. Additionally, we have been contributing food to Solidagro, an alliance between rural corporate institutions and civic organizations that seek to solve famine and malnutrition problems, since 2007. We are also collaborating with selected soup kitchen initiatives such as Caritas Christophersen, San Gregorio Foundation and Mercedes City Soup Kitchen.

In Brazil, we support various local schools, daycare centers, homes for the elderly, and APAEs (local associations supporting the seriously handicapped in the community) through sugar donations. Due to these initiatives, UMA was certified by the ABRINQ Foundation as a Child Friendly Enterprise.

Internship Program

The purpose of our internship program is to promote the development of highly qualified professionals for the community by providing first-time work experience, good quality training and access to highly technology-oriented operations. We seek to facilitate interns’ future access to the job market while detecting potential key employees. The interns actively participate in the TAG training program which includes monthly technical meetings, external training and farm tours. In order to accomplish these goals we promote institutional relationships with local and international universities and high schools. Over 280 interns have participated in our program during the last 13 years, of which 71 were subsequently incorporated into our teams.

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

Brazil

Sugar Sale Agreement

On October 17, 2013, Angélica entered into a Sugar Sales Agreement with Louis Dreyfus Commodities Suisse S.A where Angélica supplied 120,500 metric tons of Brazilian VHP (very high polarization) during 2014/2015 harvest year. This amount of sugar was delivered from May to November 2014 in Paranaguá port. The price was fixed in reference to the NY#11 futures contract price against specifics month.

On April 21,2014, Angélica entered into a Sugar Sales Agreement with Copersucar Trading AVV (vía Agroglobal S.A.), where Angélica supplied 98,000 metric tons of Brazilian VHP (very high polarization) during 2014/2015 harvest year. This amount of sugar was delivered from May to November 2014 in Paranaguá port. The price was fixed in reference to the NY#11 futures contract price against specifics month.

On September 10,2014, Angélica entered into a Sugar Sales Agreement with Bunge Agritrade S/A (vía Agroglobal S.A.), where Angélica supplied 90,000 metric tons of Brazilian VHP (very high polarization) during 2014/2015 harvest year. This amount of sugar was delivered from September to December 2014 in Paranaguá port. The price was fixed in reference to the NY#11 futures contract price against specifics month.

Electric Energy Agreements

In the beginning of 2009, UMA entered into a 10-year agreement for the sale of energy to CEMIG, under which UMA sells to CEMIG 9 MW of energy, approximately 46,215 MWh during the harvest period (May to November of each year) at a rate of R$184.15 per megawatt hour. As this price is adjusted annually according to inflation rate and tariff discounts, in 2014 the energy price hit R$219,85/MWh. During 2014, UMA had received R$10.1 million under this agreement.

Angélica entered into an agreement for the sale of energy to CCEE. This agreement is a result of a public auction promoted by the Brazilian federal government in August 2008, carries a term of 15 years, and involves Angélica supplying CCEE with 87,600 MWh annually during the harvest periods each year (April to December), at a rate of R$180.26/MWh. This price is adjusted annually according to inflation, in 2014 the price was R$214,65/MWh which sets an annual fixed revenues for Angélica of R$17.5 million.

In August 2010, Angélica participated in a public auction promoted by the Brazilian federal government. As a result of this auction, Angélica entered into second 15-year agreement with CCEE starting in 2011, for the sale of 131,400 MWh per year at a rate of R$154.25/MWh, in 2013 the price was of R$191,54 per megawatt hour as the price is adjusted annually. The delivery period starts in March and ends in November of each year. In 2014 Angélica received R$22.7 million of this contract.

Intellectual Property

As of December 31, 2014, our corporate group owned 23 trademarks registered with the Argentine National Intellectual Property Institute and had 8 trademarks in the process of registration. Also, Adeco Brasil and UMA owned 6 trademarks registered with the Brazilian National Industrial Property Institute (“INPI”), and had submitted 10 trademark registration requests, all of which are currently being challenged by third parties or were initially denied by INPI. In addition, Adeco Agropecuaria Brasil S.A. had submitted one trademark registration request.

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

We are currently either in compliance with or are in the process of applying for permits that would put us in compliance with all applicable environmental laws and material environmental licenses and permits. Specifically, the operational license of UMA is currently being renewed. In December 2008 we requested operational licenses for our Lagoa do Oeste, Heloísa, Palmeira and Mimoso farms in Brazil, which as of December 31, 2014 are still pending. On May 25, 2010, we applied for the operational license for the Angélica mill to mill up to 4 million tons of sugarcane per year, and the license was granted by IMASUL on November 11, 2010. On November 26, 2010, we obtained a preliminary license (licença prévia) for the Ivinhema mill, and on June 27, 2011, we obtained the installation license (licença de instalação) from IMASUL for the commencement of the construction and assembly of the first and second phase of the Invinhema mill, for a nominal crushing capacity of up to 3.6 million tons of sugarcane.  On March 23, 2012, we obtained the installation license (licença de instalação) from IMASUL authorizing us to increase the nominal crushing capacity of Ivinhema to up to 4.1 million tons of sugarcane per year

Our operating businesses have the required environmental monitoring, equipment and procedures, and we utilize third-party contractors to conduct regular environmental audits. Our environmental expenses relate to consultants we use to perform environmental impact studies for our development projects and control and monitoring procedures. However, as environmental regulations are expected to become more stringent in some of the countries where we operate, our environmental compliance costs are likely to increase due to the cost of compliance with any future environmental regulations. While we are not aware of any material environmental liabilities related to our ongoing operations, we may be subject to cleanup costs, which we do not expect to be material.

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

Corporate Structure

As of April 2, 2015, we held approximately 100% of the interests in Adecoagro LP S.C.S., a societe en commandite simple organized under Luxemburg law with a de minimis remaining interest owned by Adecoagro GP S.a.r.l, a societe responsibilitie limitee organized under Luxemburg law and our substantially wholly-owned subsidiary. Adecoagro LP S.C.S., is a holding company with operating subsidiaries owning farmland and facilities throughout Argentina, Brazil and Uruguay. We are a corporation organized under the laws of the Grand Duchy of Luxembourg under the form of a société anonyme. For a diagram of our Organizational structure as of April 2, 2015, please see “Item 4. Information on the Company – A. History and Development of the Company – History.”

As of December 31, 2014, our principal shareholders were Quantum Partners LP (Soros Fund Management LLC serves as principal investment adviser to Quantum Partners LP), Al Gharrafa Investment Company, and Stichting Pensioenfonds Zorg en Welzijn. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

D.	PROPERTY, PLANTS AND EQUIPMENT

See “—B. Business Overview—Land Transformation—Our Farms”; “—Property, Plant and Equipment.”

Item 4B.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

Overview

We are engaged in agricultural, manufacturing and land transformation activities. Our agricultural activities consist of harvesting certain agricultural products, including crops (soybeans, corn, wheat, etc.), rough rice, and sugarcane, for sale to third parties and for internal use as inputs in our various manufacturing processes, and producing raw milk. Our manufacturing activities consist of (i) selling manufactured products, including processed rice, sugar, ethanol and energy, among others, and (ii) providing services, such as grain warehousing and conditioning and handling and drying services, among others. Our land transformation activities consist of the acquisition of farmlands or businesses with underdeveloped or underutilized agricultural land and implementing production technology and agricultural best practices to enhance yields and increase the value of the land. Please see also “Risk Factors-Risks Related to Argentina- Argentine law concerning foreign ownership of rural properties may adversely affect our results of operations and future investments in rural properties in Argentina” and “Risk Factors-Risks Related to Brazil- Recent changes in Brazilian rules concerning foreign investment in rural properties may adversely affect our investments.”

We are organized into three main lines of business: farming; land transformation; and sugar, ethanol and energy. These lines of business consist of six reportable operating segments, which are evaluated by the chief operating decision-maker based upon their economic characteristics, the nature of the products they offer, their production processes and their type and class of customers and distribution methods. Our farming business is comprised of four reportable operating segments: Crops, Rice, Dairy, and All Other Segments. Each of our Sugar, Ethanol and Energy and Land Transformation lines of business is also a reportable operating segment. Please see – Operating Segments” for a discussion of our six operating reportable segments.

There are significant economic differences between our agricultural and manufacturing activities. Some of our agricultural activities generally do not involve further manufacturing processes, including those within the crops, dairy and All Other Segments. Our other agricultural activities in the rice and sugar, ethanol and energy segments generally involve further manufacturing processes, comprising our manufacturing activities. The table below sets forth our agricultural and manufacturing activities by segment.

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

Agricultural Activities

Our agricultural activities involve the management of the biological transformation of biological assets into agricultural produce for sale to third parties, or into agricultural products that we use in our manufacturing activities. We measure our biological assets and agricultural produce in accordance with lAS 41 “Agriculture.” lAS 41 requires biological assets to be measured on initial recognition and at each balance sheet date at their fair value less cost to sell, with changes in fair value recognized in the statement of income as they occur. As market prices are generally not available for biological assets while they are growing, we use the present value of expected net cash flows as a valuation technique to determine fair value, as further discussed below in “-Critical Accounting Policies and Estimates.” ln addition, agricultural produce at the point of harvest is measured at fair value less cost to sell, which is generally determined by reference to the quoted market price in the relevant market. Consequently, the gains and losses arising on initial recognition and changes in fair value of our biological assets and the initial recognition of our agricultural produce at the point of harvest are accounted for in the statement of income in the line item “lnitial recognition and changes in fair value of biological assets and agricultural produce.”

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

We consider gains and losses recorded in the line items of the statement of income “lnitial recognition and changes in fair value of biological assets and agricultural produce” and “Changes in net realizable value of agricultural produce after harvest” to be realized only when the related produce or manufactured product is sold to third parties and, therefore, converted into cash or other financial assets. Therefore, “realized” gains or losses mean that the related produce or product has been sold and the proceeds are included in revenues for the year. Please see “ –Critical Accounting Policies and Estimates – Biological Assets and Agricultural Produce” for a discussion of the accounting treatment, financial statement, presentation and disclosure related to our agricultural activities.

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

Trends and Factors Affecting Our Results of Operations

Our results of operations have been influenced and will continue to be influenced by the following factors:

(i) Effects of Yield Fluctuations

The occurrence of severe adverse weather conditions, especially droughts, hail, floods or frost, are unpredictable and may have a potentially devastating impact on agricultural production and may otherwise adversely affect the supply and prices of the agricultural commodities that we sell and use in our business. The effects of severe adverse weather conditions may also reduce yields at our farms. Yields may also be affected by plague, disease or weed infection or operational problems. For example, the slight decrease in rice yield of 1.7%, from 5.7 tons per hectare to 5.6 tons per hectare, was due to the by abundant rainfalls during the harvest period in most of our farms.

The following table sets forth our average crop, rice and sugarcane yields for the periods indicated:

				% Change
	2013/2014 Harvest Year (1)	2012/2013 Harvest Year (1)	2011/2012 Harvest Year (1)	2013/2014 - 2012/2013	2012/2013 - 2011/2012
Corn (2)	6.2	5.3	5.0	17.4%	5.8%
Soybean	2.9	2.2	2.5	32.0%	(11.1%)
Soybean (second harvest)	1.9	1.3	1.5	51.8%	(15.1%)
Cotton lint	1.0	0.8	1.0	22.8%	(23.6%)
Wheat (3)	2.6	1.8	2.6	43.2%	(30.0%)
Rice	5.6	5.7	5.4	(1.7%)	5.8%
Sugarcane (4)	80.8	71.8	75.2	12.5%	(4.5%)

(1)  The table above reflects the full harvest season.

(2)  Includes sorghum

(3)  Includes barley

(4)  Does not consider harvested area for planting activities

(ii) Effects of Fluctuations in Production Costs

We experience fluctuations in our production costs due to the fluctuation in the costs of (i) fertilizers, (ii) agrochemicals, (iii) seeds, (iv) fuel and (v) farm leases. The use of advanced technology, however, allows us to increase our efficiency, in large part mitigating the fluctuations in production costs. Some examples of how the implementation of production technology has allowed us to increase our efficiency and reduce our costs include the use of no-till technology (also known as “direct sowing”, which involves farming without the use of tillage, leaving plant residues on the soil to form a protective cover which positively impacts costs, yields and the soil), crop rotation, multiple harvest in one year, integrated pest management, and balanced fertilization techniques to increase the productive efficiency in our farmland. Increased mechanization of harvesting and planting operations at our sugarcane plantations and utilization of modern, high pressure boilers in our sugar and ethanol mills has also yielded higher rates of energy production per ton of sugarcane.

(iii) Effects of Fluctuations in Commodities Prices

Commodity prices have historically experienced substantial fluctuations. For example, based on Chicago Board of Trade (“CBOT”) data, from January 1, 2014 to December 31, 2014, soybean prices decreased 20.2% and corn prices decreased by 7.7%. According to Escola Superior de Agricultura “Luiz de Queiroz” (“ESALQ”), between January 1, 2014 and December 31, 2014 ethanol prices increased by 0.3%. According to Intercontinental Exchange of New York (“ICE-NY”) data,  sugar prices decreased by 9.9%. Commodity price fluctuations impact our statement of income as follows:

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

On the other hand, production volumes for dairy and production volume and production area for sugar, ethanol and energy business are presented on a fiscal year basis.

The financial results in respect of all of our products are presented on a fiscal year basis. See - “Year ended December 31, 2014 as compared to year ended December 31, 2013”.

(v) Effects of Fluctuations of the Production Area

Our results of operations also depend on the size of the production area. The size of the area we own or lease devoted to crop, rice, coffee and sugarcane production fluctuates from period to period in connection with the purchase and development of new farmland, the sale of developed farmland, the lease of new farmland and the termination of existing farmland lease agreements. Lease agreements are usually executed following the harvest season, from July to June in crops and rice, and from May to April in sugarcane. The length of the lease agreements are usually one year for crops, one to five years for rice and five to six years for sugarcane. Regarding crops, the production area can be planted and harvested one or two times per year. For example, wheat can be planted in July and harvested in December. Right after its harvest, soybean can be planted in the same area and harvested in April. As a result, planted and harvested area can exceed the production area during one year. The production area for sugarcane can exceed the harvested area in one year. Grown sugarcane can be left in the fields and then harvested the following year. The following table sets forth the fluctuations in the production area for the periods indicated:

	Period ended December 31,
	2014	2013	2012
	Hectares
Crops (1)	149,179	152,777	151,132
Rice	35,328	36,604	31,497
Coffee (2)	-	-	1,632
Sugar, Ethanol and Energy	124.412	99,409	85,531

(1) Does not include second crop and forage area.

(2) “The “Lagoa de Oeste” and “Mimoso” coffee farms were sold in the second quarter of 2013. In addition, we leased the coffee production rights in respect of the “Rio de Janeiro” farm for an 8-year term in the second quarter of 2013. We do not expect the coffee business to generate sales in future periods”.

 The increase in crop production area in 2014 compared to 2013 was mainly driven by the transformation of undeveloped/undermanaged owned land that was put into production. The increase in sugar, ethanol and energy production area in 2013 is explained by an increase in leased hectares.

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

(vii) Macroeconomic Developments in Emerging Markets

We generate nearly all of our revenue from the production of food and renewable energy in emerging markets. Therefore, our operating results and financial condition are directly impacted by macroeconomic and fiscal developments, including fluctuations in currency exchange rates, inflation and interest rate fluctuations, in those markets. The emerging markets where we conduct our business (including Argentina, Brazil and Uruguay) remain subject to such fluctuations.

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

As of December 31, 2014, the Peso-U.S. dollar exchange rate was Ps.8.55 per U.S. dollar as compared to Ps.6.52 and Ps.4.92 per U.S. dollar as of December 31, 2013 and 2012, respectively. As of December 31, 2014, the Real-U.S. dollar exchange rate was R$2.66 per U.S. dollar as compared to R$2.34 and R$2.04 per U.S. dollar as of December 31, 2013 and 2012, respectively.

The Company is exposed to currency risks in Argentina, where currently there is an exchange control regime (see Item 3 – Risks Factors “- Risks Related to Argentina-Exchange controls could restrict the inflow and outflow of funds in Argentina”). In Argentina there is an official exchange rate set by the Argentine Government and a parallel US dollar market exchange rate. The Company uses the official Argentine Peso-US Dollar exchange rate as the reference exchange rate for all re-measurement purposes, which is consistent with the economic reality that foreign currency transactions entered into or paid out of Argentina are required to be converted at the official exchange rate.

During January 2014, the Argentine peso experienced a 22% devaluation, from a 6.52 ARS/USD to 8.02 ARS/USD. This devaluation is not expected to have a significant impact on the Company’s sales because a substantial portion of our agricultural production is destined to the export market and as a result a significant portion of the Company’s sales generated in Argentina are denominated in U.S. dollars. However, the devaluation is expected to result in an improvement in our operating costs, with the exception of fertilizers, agrochemicals and seeds, as our production costs are primarily denominated in Argentine pesos. Accordingly, the net effect of the devaluation of the Argentine peso is expected to be positive on our margins.

The following graph shows the Argentine Peso-U.S. dollar and the Real-U.S. dollar rates of exchange for the periods indicated:

Argentine Peso/U.S. Dollar	Brazilian Reais/U.S. Dollar

Our principal foreign currency fluctuation risk involves changes in the value of the Brazilian Reais relative to the U.S. dollar. Periodically, we evaluate our exposure and consider opportunities to mitigate the effects of currency fluctuations by entering into currency forward contracts and other hedging instruments.

(x) Seasonality

Our business activities are inherently seasonal. We generally harvest and sell corn, soybean, rice and sunflower between February and August, and wheat from December to January. Cotton is unique in that while it is typically harvested from May to July, it requires a conditioning process that takes about two to three months before being ready to be sold. Sales in other business segments, such as in our Dairy segment, tend to be more stable. However, milk sales are generally higher during the fourth quarter, when weather conditions are more favorable for production. The sugarcane harvesting period typically begins between April and May and ends between November and December. As a result of the above factors, there may be significant variations in our results of operations from one quarter to another, since planting activities may be more concentrated in one quarter whereas harvesting activities may be more concentrated in another quarter. In addition our quarterly results may vary as a result of the effects of fluctuations in commodity prices and production yields and costs related to the “Initial recognition and changes in fair value of biological assets and agricultural produce” line item. See “—Critical Accounting Policies and Estimates—Biological Assets and Agricultural Produce”.

(xi) Land Transformation

Our business model includes the transformation of pasture and unproductive land into land suitable for growing various crops and the transformation of inefficient farms into farms suitable for more efficient uses through the implementation of advanced and sustainable agricultural practices, such as “no-till” technology and crop rotation. During approximately the first three to five years of the land transformation process of any given parcel, we generally invest heavily in transforming the land and crop yields during this period tend to be lower than crop yields obtained after land is completely transformed. After the transformation process has been completed, the land requires less investment, and crop yields gradually increase. As a result, there may be variations in our results from one season to the next according to the amount of land in the process of transformation.

Our business model also includes the identification, acquisition, development and selective disposition of farmlands or other rural properties that after implementing agricultural best practices and increasing crop yields we believe have the potential to appreciate in terms of their market value. As a part of this strategy, we purchase and sell farms and other rural properties from time to time. Please see also “Item 3 - Risk Factors-Risks Related to Argentina-Argentine law concerning foreign ownership of rural properties may adversely affect our results of operations and future investments in rural properties in Argentina” and “Item 3 - Risk Factors-Risks Related to Brazil- Recent changes in Brazilian rules concerning foreign investment in rural properties may adversely affect our investments.

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

(xii) Capital Expenditures and Other Investments

Our capital expenditures during the last three years consisted mainly of expenses related to (i) acquiring land, (ii) transforming and increasing the productivity of our land, (iii) planting non-current sugarcane and (iv) expanding and upgrading our production facilities. Our capital expenditures incurred in connection with such activities were $165.3 million for the year ended December 31, 2011, $301.4 million for the year ended December 2012, $226.6 million for the year ended December 2013 and $320.8 million for the year ended December 2014. See also “-Capital Expenditure Commitments.”

(xiii) Effects of Corporate Taxes on Our Income

We are subject to a variety of taxes on our results of operations. The following table shows the income tax rates in effect for 2014 in each of the countries in which we operate:

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

When an active market exists for biological assets, we use the quoted market price in the most relevant market as a basis to determine the fair value of our biological assets, as in the case of cattle. For other biological assets where there is neither an active market nor market-determined prices during the growth cycle, we determine their fair value through the use of DCF valuation techniques. Therefore, we generally derive the fair value of our agricultural biological assets from the expected cash flows of the related agricultural produce. The DCF method requires the input of highly subjective assumptions, including observable and unobservable data. Generally, the estimation of the fair value of biological assets is based on models or inputs that are not observable in the market, and the use of unobservable inputs is significant to the overall valuation of the assets. Various factors influence the availability of observable inputs, including, but not limited to, the type of asset and its location, climate changes and the technology used, among others.

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

As of December 31, 2014, the impact of a reasonable 10% increase (decrease) in estimated costs, with all other variables held constant, would result in a decrease (increase) in the fair value of our plantations less cost to sell of US$ 73.2 million for sugarcane, US$ 3.1 million for coffee, US$ 1.5 million for crops and US$ 2.9 million for rice. As of December 31, 2014, the impact of a reasonable 5% increase (decrease) in estimated yields, with all other variables held constant, would result in an increase (decrease) in the fair value of our plantations less cost to sell of US$ 27.9 million for sugarcane and US$ 1.4 million for coffee. As of December 31, 2014, the impact of a reasonable 20% increase (decrease) in estimated yields, with all other variables held constant, would result in an increase (decrease) in the fair value of our plantations less cost to sell of US$ 3.1 million for crops and US$ 6.3 million for rice.

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

The valuation models and their assumptions are reviewed annually, or quarterly if warranted, and, if necessary, adjusted.  During the years ended December 31, 2011, December 31, 2013 and December 31, 2014, we made no changes to the models.

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

We reviewed the carrying amounts of our property, plant and equipment and finite lived intangible assets as of December 31, 2014 to determine whether there was any indication of potential impairment. We concluded that no impairment testing for property, plant and equipment and finite lived intangible assets was necessary as of year-end. As regards on the mandatory impairment testing of goodwill for 2014 please see Nota 4(b) to our Consolidated Financial Statements.

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

We are organized into three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation. As from January 1, 2014 the Company did not consider its Coffee and Cattle businesses to be of continuing significance as they no longer meet the quantitative threshold for separate disclosure as reportable segments. Accordinly, the Coffee and Cattle businesses are now presented within “Farming – All Other Segments” and prior year disclosures have been recast to conform to this presentation. As a result, the Company’s businesses are comprised of six reportable operating segments, which are organized based upon their similar economic characteristics, the nature of products they offer, their production processes, the type of their customers and their distribution methods.

We operate in three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation.

•	Our farming business is further comprised of four reportable segments:

•	Our Crops segment consists of planting, harvesting and sale of grains, oilseeds and fibers (including wheat, corn, soybeans, cotton and sunflowers, among others), and to a lesser extent the provision of grain warehousing/conditioning and handling and drying services to third parties. Each underlying crop in this segment does not represent a separate operating segment. Management seeks to maximize the use of the land through the cultivation of one or more type of crops. Types and surface amount of crops cultivated may vary from harvest year to harvest year depending on several factors, some of which are out of our control. Management is focused on the long-term performance of the productive land, and to that extent, the performance is assessed considering the aggregate combination, if any, of crops planted in the land. A single manager is responsible for the management of operating activity of all crops rather than for each individual crop.

•	Our Rice segment consists of planting, harvesting, processing and marketing of rice;

•	Our Dairy segment consists of the production and sale of raw milk,

•	Our All Other Segments consists of the combination of the remaining non-reportable operating segments, which do not meet the quantitative thresholds for separate disclosure and for which the Company’s management does not consider them to be of continuing significance as from January 1, 2014, namely, Coffee and Cattle.

•	Our Sugar, Ethanol and Energy segment consists of cultivating sugarcane which is processed in owned sugar mills, transformed into ethanol, sugar and electricity and marketed;

•	Our Land Transformation segment comprises the (i) identification and acquisition of underdeveloped and undermanaged farmland businesses; and (ii) realization of value through the strategic disposition of assets (generating profits).

The following table presents selected historical financial and operating data solely for the periods indicated as of December 31st 2014 as it is used for our discussion of results of operations.

	Year ended December 31,
	2014	2013	2012
Sales	(In thousands of $)
Farming Business	315,837	327,163	322,368
Crops	177,662	185,117	196,206
Soybean(1)	79,515	68,850	66,721
Corn (2)	69,720	79,423	68,790
Wheat (3)	8,819	21,798	34,831
Sunflower	10,016	8,030	7,887
Cotton	9,081	6,119	16,489
Other crops (4)	511	897	1,488
Rice(5)	103,682	107,093	93,904
Dairy	32,968	30,661	18,868
All other segments(6)	1,525	4,292	13,390

Sugar, Ethanol and Energy Business	407,129	317,461	282,332

Sugar	174,459	133,597	134,766
Ethanol	165,870	150,383	121,544
Energy	66,800	32,463	25,649
Other (7)	-	1,018	373
Total	722,966	644,624	604,700

Land Transformation Business(8)	25,508	28,172	27,513

	2014/2015	2013/2014	2012/2013	2011/2012
	Harvest	Harvest	Harvest	Harvest
Production	Year	Year	Year	Year
Farming Business
Crops (tons)(9)	N/A	643,354	496,590	564,800
Soybean (tons)	N/A	218,608	175,478	189,014
Corn (tons) (2)	N/A	318,381	242,246	237,294
Wheat (tons) (3)	84,342	77,086	52,308	113,121
Sunflower (tons)	N/A	23,161	24,076	18,667
Cotton (tons)	N/A	6,118	2,482	6,704
Rice(10) (tons)	N/A	205,489	202,589	171,137

	Year ended December 31, 2014
	2014	2013	2012
Processed rice(11) (tons)	225,535	174,558	172,384
Dairy(12) (liters)	79,468	72,984	54,954
Sugar, Ethanol and Energy Business
Sugar (tons)	413,687	335,643	281,622
Ethanol (cubic meters)	299,810	268,053	183,713
Energy (MWh)	445,705	300,208	238,540
Land Transformation Business (hectares traded)	12,887	14,176	9,475

	2014/2015	2013/2014	2012/2013	2011/2012
	Harvest	Harvest	Harvest	Harvest
Planted Area	Year	Year	Year	Year

	(Hectares)
Farming Business(14)
Soybean	96,868	82,980	92,103	92,789
Corn (2)	39,939	51,324	45,795	47,409
Wheat (3)	37,020	29,412	28,574	43,235
Sunflower	12,314	12,880	12,478	9,596
Cotton	3,131	6,217	3,098	6,389
Forage	4,999	3,141	5,172	4,679
Rice	35,328	36,604	35,249	31,497
All other segments(15)	-	-	-	1,632
Total Planted Area	229,599	222,558	222,469	237,226
Second Harvest Area	40,742	29,923	34,091	48,286
Leased Area	60,205	55,797	54,197	60,009
Owned Croppable Area(16)	129,383	136,725	134,249	128,931

	Year ended December 31,
	2014	2013	2012
Sugar, Ethanol and Energy Business
Sugarcane plantation	124,412	99,409	85,531
Owned land	9,145	9,145	9,145
Leased land	115,267	90,264	76,386

(1)	Includes soybean, soybean oil and soybean meal.

(2)	Includes sorghum.

(3)	Includes barley and rapeseed.

(4)	Includes other crops and farming services.

(5)	Sales of processed rice including rough rice purchased from third parties and processed in our own facilities, rice seeds and services.

(6)	All other segments include our remaining interest in one coffee farm and our cattle business which primarily consists of leasing land to a third party based on the price of beef. See “Item 4. Information on the Company—B. Business Overview—Cattle Business.”. The “Lagoa de Oeste” and “Mimoso” coffee farms were sold in the second quarter of 2013. In addition, we leased the coffee production rights of the “Rio de Janeiro” coffee farm for an 8-year period in the second quarter of 2013. We do not expect the coffee business to generate sales in future periods.

(7)	Includes sales of sugarcane and other miscellaneous items to third parties

(8)	Represents capital gains from the sale of land.

(9)	Crop production does not include 89,081 tons, 30,628 tons, 62,636 tons of forage produced in the 2013/2014, 2012/2013 and 2010/2011 harvest years, respectively.

(10)	Expressed in tons of rough rice produced on owned and leased farms. The rough rice we produce, along with additional rough rice we purchase from third parties, is ultimately processed and constitutes the product sold in respect of the rice business.

(11)	Includes rough rice purchased from third parties and processed in our own facilities. Expressed in tons of processed rice (1 ton of processed rice is approximately equivalent to 1.6 tons of rough rice).

(12)	Raw milk produced at our dairy farms.

(13)	Measured in tons of live weight. Production is the sum of the net increases (or decreases) during a given period in live weight of each head of beef cattle we own.

(14)	Includes hectares planted in the second harvest.

(15)	Reflects the size of our coffee plantations, which are planted only once every 18 to 20 years.

(16)	Does not include potential croppable areas being evaluated for transformation.

Year ended December 31, 2014 as compared to year ended December 31, 2013

The following table sets forth certain financial information with respect to our consolidated results of operations for the periods indicated.

	2014	2013
	(In thousands of $)
Sales of manufactured products and services rendered	513,127	425,307
Cost of manufactured products sold and services rendered	(335,442)	(272,261)
Gross Profit from Manufacturing Activities	177,685	153,046
Sales of agricultural produce and biological assets	209,839	219,317
Cost of agricultural produce sold and direct agricultural selling expenses	(209,839)	(219,317)
Initial recognition and changes in fair value of biological assets and agricultural produce	27,145	(39,123)
Changes in net realizable value of agricultural produce after harvest	3,401	12,875
Gross / (Loss) Profit from Agricultural Activities	30,546	(26,248)
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	208,231	126,798
General and administrative expenses	(52,695)	(53,352)
Selling expenses	(78,864)	(68,069)
Other operating income, net	11,977	49,650
Share of loss of joint ventures	(924)	(219)
Profit from Operations Before Financing and Taxation	87,725	54,808
Finance income	7,291	7,234
Finance costs	(86,472)	(98,916)
Financial results, net	(79,181)	(91,682)
Profit / (Loss) Before Income Tax	8,544	(36,874)
Income tax (expense) / benefit	(6,106)	9,277
Profit / (Loss) for the Year from Continuing Operations	2,438	(27,597)
Profit for the Year from Discontinued Operations	-	1,767
Profit / (Loss) for the Year	2,438	(25,830)

Sales of Manufactured Products and Services Rendered

	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2014	189	101,336	2,948	1,525	407,129	513,127
2013	510	104,576	-	3,237	316,984	425,307

Sales of manufactured products and services rendered increased 20.6%, from $425.3 million in 2013 to $513.7 million in 2014, primarily as a result of:

•	a $90.1 million increase in our Sugar, Ethanol and Energy segment, mainly due to: (i) a 33% increase in the volume of sugar and ethanol sold, measured in TRS(1), from 748 thousand tons in 2013 to 996 thousand tons in 2014; (ii) a 25.0% increase in volume of energy sold, from 354 thousand MWh in 2013 to 443 thousand MWh in 2014; and (iii) a 64.6% increase in the price of energy, from $91.7 in 2013 to $150.9 per Mwh in 2014 driven by strong drought during the summer, which affected Brazil’s hydroelectric generators. The increase in volume of sugar and ethanol sold was due to (a) a 12.7% increase in sugarcane milled, from 6.4 million tons in 2013 to 7.2 million tons in 2014; (b) an inventories sell-off, measured in TRS, of 14.9 thousand tons in 2014 compared to an inventory build-up of 58.1 thousand tons in 2013 due to a commercial strategy focused on capturing higher prices; and (c) a 3.1% increase in the TRS content in sugarcane, from 126.5 kilograms per ton in 2013 to 130.5 kilograms per ton in 2014. The increase in the volume of energy sold was mainly due to (a) the increase in sugarcane milled; (b) the performance of our high-pressurized steam boilers which increased 31.7% the efficiency measured in kilowatt hours (KWh) per ton of cane milled, from 46.7 KWh/ton in 2013 to 61.6 KWh/ton in 2014 due to operational improvements. We expect to keep on improving the efficiency as we move towards full capacity in our cluster; and (c) our ability to turn-on the boiler early at the Angelica mill on March 7 to cogenerate electricity by burning the stockpile of bagasse leftover from the previous harvest. The increase in the sugarcane milled was the result of (i) an increase in the harvesting area from 77.4 thousand hectares in 2013 to 79.4 thousand hectares in 2014 as a result of our focus in planting sugarcane seeking to feed the Ivinhema mill and reach milling at full capacity, and (ii) a 12.5% increase in sugarcane yields from 71.8 tons per hectare in 2013 to 80.8 tons per hectare in 2014. The increase in volumes sold and energy prices were partially offset by: (i) a 9.7% decrease in sugar price, from $411 per ton in 2013 to $371 per ton in 2014; and (ii) a 9.0% decrease in ethanol price, from $617 per cubic meter in 2013 to $562 per cubic meter in 2014.

The following figure sets forth the variables that determine our Sugar and Ethanol sales:

(1)	On average, one metric ton of sugarcane contains 140 kilograms of TRS (Total Recoverable Sugar). While a mill can produce either sugar or ethanol, the TRS input requirements differ between these two products. On average, 1.045 kilograms of TRS equivalent are required to produce 1.0 kilogram of sugar, while the amount of TRS required to produce 1 liter of ethanol is 1.691 kilograms

The following figure sets forth the variables that determine our Sugar and Ethanol sales:

The following table sets forth the breakdown of sales of manufactured products of Sugar, Ethanol and Energy segment for the periods indicated.

	Period Ended December 31,			Period Ended December 31,			Period Ended December 31,
	2014	2013	Chg %	2014	2013	Chg %	2014	2013	Chg %
	(in million of $)			(in thousand units)			(in dollars per unit)
Ethanol (M3)	165.9	150.4	10.3%	295.1	243.4	21.2%	562.2	617.9	(9.0%)
Sugar (tons)	174.5	133.6	30.6%	469.9	325.1	44.6%	371.3	411.0	(9.7%)
Energy (MWh)	66.8	32.5	105.8%	442.7	354.0	25.0%	150.9	91.8	64.6%
Others	-	1.0
TOTAL	407.1	317.5

•	a $2.9 million increase in our Dairy segment as a result of 6.0 million liters of our fluid milk processed into powder milk pursuant to a tolling agreement executed during 2014. In 2013 we did not produce powder milk.

partially offset by:

•	a $3.2 million decrease in our Rice segment mainly due to a 7.1% decrease in the volume of white and brown rice sold measured in tons of rough rice, from 254.1 million tons in 2013 to 236.1 million tons in 2014, mainly explained by: (a) a decrease of 1.7% in yields from 5.7 tons per hectare in 2013 to 5.6 tons per hectare in 2014; (b) a 30.1% decrease in purchases of rough rice from third parties, from 52.6 tons in 2013 to 36.8 tons in 2014 due to the lower margins generated purchasing, milling and selling third parties rice; and (c) an inventory build-up of 1.3 thousand tons of rough rice in 2013 compared to an inventory sell-off of 1.2 thousand tons rough rice in 2014. This decrease was partially offset by an increase of 4.2% in the price measured in tons of rough rice equivalent, from $421 in 2013 to $439 in 2014.

•	a $1.7 million decrease in our All Other segments as we are no longer in the business of operating coffee plantations following the sale of two of our coffee farms and the lease of our production rights with respect to our third farm in 2013.

Cost of Manufactured Products Sold and Services Rendered

	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2014	-	(81,853)	(3,014)	(842)	(249,733)	(335,442)
2013	-	(84,654)	-	(89)	(187,518)	(272,261)

Cost of manufactured products sold and services rendered increased 23.2%, from $272.3 million in 2013, to $335.4 million in 2014. This increase was primarily due to:

•	a $62.2 million increase in our Sugar, Ethanol and Energy segment mainly due to the increase in the volume of sugar and ethanol sold measured in TRS.

•	a $3.0 million increase in our Dairy segment mainly due to the sale of 623 tons of powder milk in 2014 In 2013 we did not sell powder milk..

partially offset by:

•	a $2.8 million decrease in our Rice segment mainly due to a decrease in sales volume.

Sales and Cost of Agricultural Produce and Biological Assets

	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2014	177,473	2,346	30,020	-	-	209,839
2013	184,607	2,517	30,661	1,055	477	219,317

Sales of agricultural produce and biological assets decreased 4.3%, from $219.3 million in 2013, to $209.8 million in 2014, primarily as a result of:

•	A $7.1 million decrease in our Crops segment mainly driven by: (i) a general decrease in commodity prices; and (ii) an inventory build-up of 3.5 thousand tons of soybean and 14.0 thousand tons of corn in 2013 compared to an inventory build-up of 12.7 thousand tons of soybean and 34.9 thousand tons of corn in 2014; as a result of a commercial strategy focused on capturing higher prices. This was partially offset by (i) an increase in yields as 2012/2013 yields were negatively affected by a drought experienced from January to April 2013 and (ii) a 3.2% increase in production area from 147.9 thousand hectares in 2012/2013 to 152.7 thousand hectares in 2013/2014. For a full list of crops yields fluctuations, please see “Trends and Factors Affecting Our Results of Operations—Effect of Yields Fluctuations”.

The following table sets forth the breakdown of sales for the periods indicated.

	Period ended December 31,			Period ended December 31,			Period ended December 31,
	2014	2013	% Chg	2014	2013	% Chg	2013	2012	% Chg
	(In millions of $)			(In thousands of tons)			(In $ per ton)
Soybean	79.5	68.9	15.4%	225.4	190.7	18.2%	352.8	361.0	(2.3%)
Corn (1)	69.7	79.4	(12.2%)	373.3	353.3	5.6%	186.8	224.8	(16.9%)
Cotton Lint	7.8	5.2	50.9%	4.9	2.5	90.7%	1614.9	2040.5	(20.9%)
Wheat (2)	8.8	21.8	(59.6%)	40.6	75.3	(46.3%)	218.0	289.3	(24.6%)
Sunflower	10.0	8.0	25.0%	24.0	19.6	22.5%	417.8	410.3	1.8%
Others	1.7	1.3	30.8%		-
Total	177.5	184.6	(3.8%)

(1)	Includes sorghum
(2)	Includes barley

•	Our Dairy segment remained virtually unchanged as a result of (i) the increase in production from 71.8 million liters in 2013 to 78.1 million liters in 2014 and (ii) the increase of 12.1% in cull cows and male calves meat sales due to an increase in beef prices, which was partially offset by (iii) a price decrease of 3.6%, from $0.40 in 2013 to $0.38 per liter in 2014 and (iv) by the 6.0 million liters of fluid milk destined to powder milk production in 2014.

While we receive cash or consideration upon the sale of our inventory of agricultural produce to third parties, we do not record any additional profit related to that sale, as the gain or loss has already been recognized under the line items “Initial recognition and changes in fair value of biological assets and agricultural produce” and “Changes in net realizable value of agricultural produce after harvest.” Please see “—Critical Accounting Policies and Estimates—Biological Assets and Agricultural Produce” above for a discussion of the accounting treatment, financial statement presentation and disclosure related to our agricultural activity.

Initial Recognition and Changes in Fair Value of Biological Assets and Agricultural Produce

	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2014	40,267	8,559	9,891	179	(31,751)	27,145
2013	24,356	8,339	7,761	(8,599)	(70,980)	(39,123)

Initial recognition and changes in fair value of biological assets and agricultural produce increased from a loss of $39.1 million in 2013 to a gain of $27.1 million in 2014, primarily due to:

•	a $39.2 million increase in our Sugar, Ethanol and Energy segment, mainly due to:

-	a $33 million increase in the recognition at fair value less cost to sell of non-harvested sugarcane, from a loss of $47.3 million in 2013 to a loss of $14.3 million in 2014, mainly generated by an increase in sugarcane yields estimates for 2015 due to operational improvements.

-	the changes in the recognition at fair value less cost to sell of sugarcane at the point of harvest increased from a loss of $23.6 million in 2013 to a loss of $17.4 million in 2014 due to lower production costs as a result of attained economies of scale and operational improvements.

-	of the $31.7 million loss of initial recognition and changes in fair value of biological assets and agricultural produce for 2014, $17.6 million loss represents the unrealized portion, as compared to the $52.6 million loss unrealized portion of the $71.0 million loss of initial recognition and changes in fair value of biological assets and agricultural produce in 2013.

•	a $15.9 million increase in our Crops segment mainly due to:

-	a $17.7 million increase in the recognition at fair value less cost to sell of crops at the point of harvest, from a gain of $23.5 million in 2013 to a gain of $41.2 million in 2014, mainly due to (i) an increase in yields as 2012/2013 yields were negatively affected by a drought experienced from January to April 2013; and (ii) lower production costs in dollar terms due to enhanced operating efficiencies coupled with a higher devaluation of the Argentine peso in 2014.
-
-	a $1.8 million decrease in the recognition at fair value less cost to sell of non-harvested crops, from a gain of $0.9 million to a loss of $0.9 million in 2014, mainly due to the decrease of estimated prices for the 2014/2015 harvest year.

-	of the $40.3 million gain of initial recognition and changes in fair value of biological assets and agricultural produce for 2014, $2.8 million gain represents the unrealized portion, as compared to the $4.9 million unrealized gain of the $24.4 million gain of initial recognition and changes in fair value of biological assets and agricultural produce in 2013.

The following table sets forth actual production costs by crop for the periods indicated:

	Harvest 2014/2015	Harvest 2013/2014	% Change
	(In $ per hectare)

Corn	432.2	541.4	(20.2%)

Soybean	398.9	497.0	(19.7%)

Soybean Second harvest	248.0	301.1	(17.6%)

Cotton	1,362.2	2,028.8	(32.9%)

Wheat	324.2	304.9	6.3%

•	a $8.8 million increase in our All Other Segments as a result of a $8.6 million loss in 2013 mainly due to a decrease in the fair value of coffee plantations generated by a decrease in coffee price estimates. As of May 2, 2013, we entered into an agreement to sell the Lagoa do Oeste and Mimoso farms in Brazil, including 904 hectares planted with coffee trees, which represent two of our three farms in our Coffee segment. In addition, we entered into a lease agreement pursuant to which the lessee will operate and manage 728 hectares of existing coffee trees in the Company’s third coffee farm, Rio de Janeiro, during an 8-year period. The loss in 2013 was primarily generated prior to the consummation of the sale and lease transactions.

•	a $2.1 million increase in our Dairy segment mainly due to:

-	a $0.8 million increase in the recognition at fair value less cost to sell of fluid milk, from a gain of $8.0 million in 2013 to a gain of $8.8 million in 2014, mainly due to (i) the increase in the number of milking cows from 6,092 cows in 2013 from 6,440 cows in 2014, (ii) the increase in average productivity of milking cows from 32.8 lt/cow/day in 2013 to 33.8 lt/cow/day in 2014, and (iii) a 3.4% decrease in production costs per milking cow due to enhanced operating efficiencies coupled with the devaluation of the Argentine peso; and partially offset by the 3.6% decrease in the price of fluid milk.

-	of the $9.9 million gain of initial recognition and changes in fair value of biological assets and agricultural produce for 2014, $8.8 million gain represents the realized portion of such gain, as compared to the $8.0 million realized gain portion of the $7.8 million gain in initial recognition and changes in fair value of biological assets and agricultural produce in 2013.

•	our Rice segment remained essentially unchanged, as a result of:

-	a $6.0 million increase in the recognition at fair value less cost to sell of rice at the point of harvest, from a gain of $6.1 million in 2013 to a gain of $12.1 million mainly due to (i) the increase in area under production; and (ii) the lower production costs in dollar terms due to enhanced operating efficiencies coupled with a higher devaluation of the Argentine peso in 2014.

-	a $5.8 million decrease in the recognition at fair value less cost to sell of non-harvested rice, from a gain of $2.2 million to a loss of $3.6 million in 2014, mainly due to the decrease of projected rice yields for the 2014/2015 harvest year due to heavy rains in December 2014 and January 2015.

-	of the $8.6 million gain of initial recognition and changes in fair value of biological assets and agricultural produce for 2014, $10.9 million gain represents the realized portion, as compared to the $5.5 million gain realized portion of the $8.3 million gain of initial recognition and changes in fair value of biological assets and agricultural produce in 2013.

Changes in Net Realizable Value of Agricultural Produce after Harvest

	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
2014	3,401	-	-	-	-	-	3,401
2013	12,607	N/A	N/A	121	147	N/A	12,875

Changes in net realizable value of agricultural produce after harvest is mainly determined by: (i) profit or loss from commodity price fluctuations during the period of time the agricultural produce is in inventory, which impacts its fair value; (ii) profit or loss from the valuation of forward contracts related to agricultural produce in inventory; and (iii) profit from direct exports. Changes in net realizable value of agricultural produce after harvest decreased 73.6% from $12.9 million in 2013 to $3.4 million in 2014. This decrease is mainly attributable to the decrease in commodity prices and higher level of corn inventories during 2014 than during 2013.

General and Administrative Expenses

	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
2014	(4,343)	(3,218)	(1,554)	(166)	(22,054)	(21,360)	(52,695)
2013	(4,101)	(4,424)	(1,087)	(1,119)	(19,434)	(23,187)	(53,352)

Our general and administrative expenses decreased 1.2%, from $53.4 million in 2013 to $52.6 million in 2014. This slight improvement was due to the enhanced operating efficiencies achieved in the rice segment via the implementation of zero level technology coupled with a higher pace of devaluation of the peso in Argentina in 2014. Zero level technology or precision leveling is a mechanical process of grading and smoothing the land to a precise and uniform plane surface at grade or no grade (zero slope) used for efficient utilization of available water resources..

Selling Expenses

	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
2014	(4,201)	(14,367)	(596)	(29)	(57,815)	(1,856)	(78,864)
2013	(6,236)	(16,104)	(454)	(497)	(44,571)	(207)	(68,069)

Selling expenses increased 15.9%, from $68.1 million in 2013 to $78.9 million in 2014, mainly driven by a $13.2 million increase in our Sugar, Ethanol and Energy segment, primarily due to an increase in sales volume measured in TRS equivalent; which was partially offset by a decrease of $1.7 million in our Rice segment due to lower sales.

Other Operating Income, Net

	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	(In thousands of $)
2014	356	480	437	(190)	10,911	-	(17)	11,977
2013	7,632	438	494	(292)	13,290	28,172	(84)	49,650

Other operating income, net decreased 75.9%, from $49.7 million in 2013 to 12.0 million in 2014, primarily due to:

•	a $28.2 million decrease in our Land Transformation segment due to the sale of: (i) our remaining 49% interest in Santa Regina S.A (51% of the interest was sold in December 2012), generating $1.2 million in capital gains for the period; (ii) Lagoa do Oeste and Mimoso coffee farms in Brazil, generating $5.7 million in capital gains for the prior period; and (iii) San Agustín and San Martin farms for $21.3 million, farms located in Corrientes, Argentina, used for growing rice, grains and raising cattle.

•	a $7.3 million decrease in our Crops segment due to the mark-to-market effect of outstanding hedge derivatives positions.

•	a $2.3 million decrease in our Sugar, Ethanol & Energy segment due to the mark-to-market effect of outstanding hedge derivatives positions;

Other operating income, net of our Rice, Dairy, All other segments and Corporate segments remained essentially unchanged.

Share of Loss of Joint Ventures

	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	(In thousands of $)
2014	(924)	-	-	-	-	-	-	(924)
2013	(219)	-	-	1	-	-	-	(219)

Our share of loss of Joint Ventures increased slightly from a loss of $0.2 million in 2013 to a loss of $0.9 million in 2014. This results is explained by the 50% interest that we hold in CHS AGRO, a joint venture with CHS Inc., dedicated to the processing of confectionary sunflower.

Financial Results, Net

Our  Financial  Result, net increased from a loss of $91.7 in 2013 to a loss of $79.2 million in 2014, primarily due to: (i) a $9.2 million mainly non-cash loss  in 2014, compared to a $21.1 million non-cash loss in 2013, mostly generated by the impact of foreign exchange fluctuation on our dollar denominated debt and the portion of the loss that was transferred to equity, in connection with our  adoption of cash flow hedge accounting under  IAS 39 effective  July 1, 2013. From January 1, 2014 to December 31, 2014, Adecoagro recognized a $43.1 million loss in “Other Comprehensive Income” that will be reclassified to “Profit or Loss” in future periods, when the associated debt is amortized, compared to the $15.8 million loss for the same period of 2013. Additionally, during 2014 a $12.0 million loss was reclassified from Equity to the “Financial Results, net” line item in 2014, in comparison with the $2.6 million loss that was similarly reclassified in 2013. Please see “—Hedge Accounting—Cash Flow Hedge” described on Note 3 to our Consolidated Financial Statements. The increase in Financial Results, net was also impacted to a lesser extent by a $3.2 million loss in 2014 compared to a $19 million loss in 2013, primarily resulting from the mark to market of our currency hedge derivatives positions. This increase in Financial Results, net was partially offset by higher interests costs driven by a higher level of debt mainly as a result of our capital expenditures commitments related to the construction of our Ivinhema mill.

The following table sets forth the breakdown of financial results for the periods indicated.

	Year ended December 31, 2014
	2014	2013
	(In $ thousand)		% Change
Interest income	7,068	6,882	2.7%
Interest expense	(54,915)	(49,249)	11.5%
Foreign exchange losses, net	(9,246)	(21,087)	(56.2%)
Cash flow hedge – transfer from equity	(12,031)	(2,560)	370.0%
Loss from interest rate /foreign exchange rate derivative financial instruments	(3,232)	(19,028)	(83.0%)
Taxes	(3,731)	(3,815)	(2.2%)
Other Income/(Expenses)	(3,094)	(2,825)	9.5%
Total Financial Results, net	(79,181)	(91,682)	(13.6%)

Income Tax (expense) / benefit

Our consolidated income tax expense totaled $ 6.1 million in 2014, compared to a benefit $ 9.3 million in 2013.

For the year ended December 31, 2014, we recognized a consolidated income tax expense of $6.1 million on gain before income taxes of $8.5 million. For the comparable 2013 period, we recognized a consolidated income tax benefit of $9.3 million on loss before income taxes of $36.9 million. The effective tax rates were 71.5% and 25,2% for the years ended December 31, 2014 and 2013 respectively, mainly due to a tax loss carryforward not recognized in Brazil due to projections by the Company about the possibility to apply  this tax loss carryforward in the future.

Profit / (Loss) for the Year

As a result of the foregoing, our net result for the year increased from a loss of $25.8 million in 2013 to a gain of $2.4 million in 2014.

Year ended December 31, 2013 as compared to year ended December 31, 2012

The following table sets forth certain financial information with respect to our consolidated results of operations for the periods indicated.

	2013	2012
	(In thousands of $)
Sales of manufactured products and services rendered	425,307	379,526
Cost of manufactured products sold and services rendered	(272,261)	(263,978)
Gross Profit from Manufacturing Activities	153,046	115,548
Sales of agricultural produce and biological assets	219,317	225,174
Cost of agricultural produce sold and direct agricultural selling expenses	(219,317)	(225,174)
Initial recognition and changes in fair value of biological assets and agricultural produce	(39,123)	16,643
Changes in net realizable value of agricultural produce after harvest	12,875	16,004
(Loss) / Gross Profit from Agricultural Activities	(26,248)	32,647
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	126,798	148,195
General and administrative expenses	(53,352)	(57,691)
Selling expenses	(68,069)	(58,602)
Other operating income, net	49,650	31,097
Share of loss of joint ventures	(219)	-
Profit from Operations Before Financing and Taxation	54,808	62,999
Finance income	7,234	11,538
Finance costs	(98,916)	(66,654)
Financial results, net	(91,682)	(55,116)
(Loss) / Profit Before Income Tax	(36,874)	7,883
Income tax benefit	9,277	5,436
(Loss) / Profit for the Year from Continuing Operations	(27,597)	13,319
Profit / (Loss) for the Year from Discontinued Operations	1,767	(4,040)
(Loss) / Profit for the Year	(25,830)	9,279

Sales of Manufactured Products and Services Rendered

	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2013	510	104,576	-	3,237	316,984	425,307
2012	589	92,438	-	4,390	282,109	379,526

Sales of manufactured products and services rendered increased 12.1%, from $379.5 million in 2012 to $425.3 million in 2013, primarily as a result of:

•	A $34.9 million increase in our Sugar, Ethanol and Energy segment mainly due to (i) a 26.4% increase in the volume of sugar and ethanol sold, measured in TRS(1), from 592,561 tons in 2012 to 748,766 tons in 2013. The increase in volume was due to (a) a 35.3% increase in harvested area, from 57,236 hectares in 2012 to 77,442 hectares in 2013; and (b) 363.8% increase in sugarcane purchased from third parties, from 184,897 tons in 2012 to 857,599 tons in 2013. This was partially offset by (i) a 5.4% decrease in TRS content in sugarcane, from 133.8 kgs/ton in 2012 to 126.5 kgs/ton in 2013 and a 4.5% decrease in yields, from 75.2 tons/hectare in 2012 to 71.8 tons/hectare in 2013, mainly as a result of a frost that occurred in July 2013 in Mato Grosso do Sul and above-average rains in Center-South Brazil during June 2013; (ii) a 9.5% decrease in the average sales price of ethanol, from $683.0 per m3 in 2012 to $617.8 per m3 in 2013; and (iii) a 16.8% decrease in the average sales price of sugar, from $493.8 per ton in 2012 to $411.0 per ton in 2013.

The following table sets forth the breakdown of sales of manufactured products for the periods indicated.

	Period Ended December 31,			Period Ended December 31,			Period Ended December 31,
	2013	2012	Chg %	2013	2012	Chg %	2013	2012	Chg %
	(in million of $)			(in thousand units)			(in dollars per unit)
Ethanol (M3)	150.4	121.5	23.7%	243.4	178.0	36.8%	617.8	683.0	(9.5%)
Sugar (tons)	133.6	134.8	(0.9%)	325.1	272.9	19.1%	411.0	493.8	(16.8%)
Energy (MWh)	32.5	25.6	26.6%	354.0	317.2	11.6%	91.7	80.9	13.4%
Others	1.0	0.4	173.2%
TOTAL	317.5	282.3	12.4%

•	a $12.1 million increase in our Rice segment, mainly due to: (i) a 3.4% increase in the average sales price, from $407.6 per ton of rough rice equivalent in 2012 to $421.4 per ton of rough rice equivalent in 2013; and (ii) a 10.3% increase in the volume of white and brown rice sold measured in tons of rough rice, from 230,378 tons in 2012 to 254,134 tons in 2013, mainly explained by: (a) a 5.8% increase in average yields, from 5.4 tons per hectare in 2012 to 5.7 tons per hectare in 2013; (b) a 11.9% increase in planted hectares, from 31,497 hectares in 2012 to 35,249 hectares in 2013; partially offset by (c) a 46.9% decrease in the volume of rough rice purchased from third parties, from 86,481 tons in 2012 to 45,921 tons in 2013 partially offset by:

•	a $1.2 million decrease in our Cattle segment mainly due to (i) a 12.5% decrease in meat prices as compared to 2012; and (ii) a 14.2% decrease in leased area resulting from the sale of farms during the year and the conversion of cattle land into rice land.

Cost of Manufactured Products Sold and Services Rendered

	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2013	-	(84,654)	-	(89)	(187,518)	(272,261)
2012	-	(78,617)	-	(230)	(185,131)	(263,978)

Cost of manufactured products sold and services rendered increased 3.1%, from $264.0 million in 2012, to $272.3 million in 2013. This increase was primarily due to:

•	a $6.0 million increase in our Rice segment mainly due to: (i) a 10.3% increase in sales measured in rough rice equivalent, (ii) a 2.1% increase in unitary costs, mainly due to (a) higher price of the rough rice used as raw material; and (b) higher proportion of white rice in the production mix, from 69.4% in 2012 to 97.7% in 2013. White rice is more costly than brown rice due to higher processing costs and higher raw material consumption.

•	a $2.4 million increase in our Sugar, Ethanol and Energy segment mainly due to (i) a 26.4% increase in the volume of sugar and ethanol sold measured in TRS; partially offset by (ii) a 20.2% decrease in transfer price of our sugarcane production, which is transferred from our farms to the mill at fair value, from $34.8 per ton in 2012 to $27.7 per ton in 2013, as a result of lower sugar and ethanol market prices.

Sales and Cost of Agricultural Produce and Biological Assets

	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2013	184,607	2,517	30,661	1,055	477	219,317
2012	195,617	1,466	18,868	9,000	223	225,174

Sales of agricultural produce and biological assets decreased 2.6%, from $225.2 million in 2012 to $219.3 million in 2013, primarily as a result of:

•	a $11.0 million decrease in our Crops segment mainly driven by (i) lower wheat inventory sell-off, from 51,253 tons in 2012 to 750 tons in 2013; and (ii) a 11.1% decrease in soybean first harvest yields from 2.5 tons per hectare in the 2012/2013 harvest to 2.2 tons per hectare in the 2013/2014 harvest, mainly due to the drought experienced throughout January to April 2013, that affected the crop development during its critical period. This was partially offset by (iii) an increase in the volume of cornsold mainly due to a 5.8% increase in corn yields, from 5.0 tons per hectare in the 2012/2013 harvest to 5.3 tons per hectare in the 2013/2014 harvest, as corn yields in the 2012/2013 season were affected by a drought suffered in November 2011 through January 2012; and (iv) higher soybean, corn, wheat and sunflower selling prices.

 The following table sets forth the breakdown of sales for the periods indicated.

	Period ended December 31,			Period ended December 31,			Period ended December 31,
	2013	2012	% Chg	2013	2012	% Chg	2013	2012	% Chg
	(In millions of $)			(In thousands of tons)			(In $ per ton)
Soybean	68.9	66.7	3.2%	190.7	191.6	(0.5%)	361.0	348.2	3.7%
Corn (1)	79.4	68.8	15.5%	353.3	313.5	12.7%	224.8	219.4	2.4%
Cotton lint	5.2	15.3	(65.9%)	2.5	8.7	(70.8%)	2,049.0	1,757.3	16.6%
Wheat (2)	21.8	34.8	(37.4%)	75.3	150.3	(49.9%)	289.3	231.8	24.8%
Sunflower	8.0	7.9	1.8%	19.6	19.7	(0.8%)	410.3	399.7	2.7%
Others	1.8	2.7	(32.8%)	-	-	-%
Total	185.1	196.2	(5.7%)	641.5	683.8	(6.2%)

(3)	Includes sorghum
(4)	Includes barley

partially offset by:

•	a $11.8 million increase in our Dairy segment from $18.9 million in 2012 to $30.7 million in 2013, mainly due to: (i) a 34.9% increase in liters sold, from 53.3 million liters in 2012 to 71.9 million liters in 2013, primarily as a result of (a) a 21.2% increase in the number of milking cows, from 5,025 heads in 2012 to 6,092 heads in 2013; and (b) a 9.5% increase in productivity, from 30.0 liters/milking cow in 2012 to 32.8 liters/milking cow in 2013..

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

Initial Recognition and Changes in Fair Value of Biological Assets and Agricultural Produce

	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2013	24,356	8,339	7,761	(8,599)	(70,980)	(39,123)
2012	35,471	6,463	2,060	(4,327)	(23,024)	16,643

Initial recognition and changes in fair value of biological assets and agricultural produce decreased in from a gain of $16.6 million in 2012 to a loss of $39.1 million in 2013, primarily due to:

•	a $48.0 million decrease in our Sugar, Ethanol and Energy segment due to:

-	a $25.4 million decrease, from a gain of $1.8 million in 2012 to a loss of $23.7 million in 2013, generated by the recognition at fair value less cost to sell of sugarcane at the point of harvest mainly due to: (i) a 4.5% decrease in yields obtained; (ii) a 20.2% decrease in the price of our sugarcane production, which was partially offset by: (iii) a 35.3% increase in harvested area.

-	a $22.6 million decrease, from a loss of $24.8 million in 2012 to a loss of $47.3 million in 2013, mainly generated by a decrease in price estimates used in the DCF model to determine the fair value of our sugarcane plantations. In the DCF model, the price of future harvested sugarcane is calculated based on estimates of sugar price derived from the NY11 futures contract. Sugar price estimates as of December 31, 2014, which are calculated based on the average of daily prices for sugar future contracts for the period July 1 to December 31 (i.e. 6-month moving average), decreased 15.1% compared to sugar price estimates as of December 31, 2013, for the same period.

-	Of the $71.0 million loss of initial recognition and changes in fair value of biological assets and agricultural produce in 2013, $47.3 million loss represents the unrealized portion, as compared to the $24.8 million gain unrealized portion of the $23.0 million gain of initial recognition and changes in fair value of biological assets and agricultural produce in 2012.

•	a $11.1 million decrease in our Crops segment mainly due to:

-	a $5.8 million decrease in the recognition at fair value less cost to sell of crops at the point of harvest, from a gain of $29.3 million in 2012 to a gain of $23.5 million in 2013, mainly due to: (i) lower soybean yields as a result of the dry weather conditions between January and April 2013; partially offset by (ii) higher corn yields as yields in the 2012/2013 season were affected by a drought suffered in November 2011 through January 2012; and (iii) higher market prices (see “Trends and Factors Affecting Our Results of Operations—Effects of Fluctuations in Commodities Prices”).

-	a $5.3 million decrease in the recognition at fair value less cost to sell for non-harvested crops as of Decembe 31, 2013, from a gain of $6.2 million in 2012 to a gain of $0.9 million in 2013, mainly due (i) to lower expected yields for corn and soybean due to the low level of rains in Argentina during December of 2013, which resulted in lower yields potential measured as of December 31; (ii) and lower corn and soybean prices.

The following table sets forth actual production costs by crop for the periods indicated:

	Harvest 2013/2014	Harvest 2012/2013	% Change
	(In $ per hectare)
Corn	541.4	535.7	1.1%
Soybean	497.0	470.8	5.6%
Soybean Second harvest	301.1	278.6	8.1%
Cotton	2,028.8	1765.2	14.9%
Wheat	304.9	324.3	-6.0%

•	a $4.1 million decrease in our Coffee segment mainly due to:

-	a $5.5 million decrease in the recognition at fair value less cost to sell of non-harvested coffee, from a loss of $2.6 million in 2012 to a loss of $8.1 million in 2013, mainly due to a decrease in the coffee price (ICE-NY) estimates used in the DCF model to determine the fair value of our coffee plantations. As of May 2, 2013 we entered into an agreement to sell the Lagoa do Oeste and Mimoso farms in Brazil, including 904 hectares planted with coffee trees, which represent all of our farms in our Coffee segment. In addition, we entered into a lease agreement pursuant to which the lessee will operate and manage 728 hectares of existing coffee trees in the company’s Rio de Janeiro farm during an 8-year period. The loss in 2013 was mostly generated prior to the consummation of the sale and lease transactions.

-	a 1.4 million increase in the recognition at fair value less cost to sell of coffee at the point of harvest, from a loss of $1.6 million in 2012 to a loss of $0.2 million in 2013. The loss in 2012 is related to the downward trend in coffee prices following the harvest.

-	Of the $8.3 million loss of initial recognition and changes in fair value of biological assets and agricultural produce in 2013, $8.1 million loss represents the unrealized portion, as compared to the $2.6 million loss unrealized portion of the $4.2 million loss of initial recognition and changes in fair value of biological assets and agricultural produce in 2012;

partially offset by

•	a $1.9 million increase in our Rice segment, as a result of:

-	a $4.0 million increase in the recognition at fair value less cost to sell of rice at the point of harvest, mainly due to (i) a 5.8% increase in average yields and; (ii) a 11.9% increase in planted area; partially offset by (iii) higher harvest and tillage expenses.

-	a $2.1 million decrease in the recognition at fair value less cost to sell of non-harvested rice, from $4.4 million in 2012 to $2.2 million in 2013, as a result of lower estimated prices for the 2013/2014 harvest relative to the 2013/2014 harvest measured as of December 31.

-	Of the $8.3 million gain of initial recognition and changes in fair value of biological assets and agricultural produce for 2013, $2.2 million gain represents the unrealized portion, as compared to the $4.4 million gain unrealized portion of the $6.5 million gain of initial recognition and changes in fair value of biological assets and agricultural produce in 2012;

•	a $5.7 million increase in our Dairy segment mainly due to:

-	a $6.1 million increase in the recognition at fair value less cost to sell of raw milk, from a gain of $1.9 million in 2012 to a gain of $8.0 million in 2013, mainly due to (i) a 21.2% increase in the number of milking cows, from 5,025 heads in 2012 to 6,092 heads in 2013; (ii) a 20.5% increase in milk sales average prices, from 35.4 cents per liter in 2011 to 42.7 cents per liter in 2013; and (iii) a 9.5% increase in the average productivity of milking cows, from 30.0 liters per cow per day in 2012 to 32.8 liters per cow per day in 2013;

-	a $0.3 million decrease in the revaluation of the dairy herd, from a $0.1 million increase in value in 2012 to a $0.2 million decrease in value in 2013, as a result of a decrease in the market price of dairy cows.

-	Of the $7.8 million gain in initial recognition and changes in fair value of biological assets and agricultural produce for 2013, $0.2 million loss represents the unrealized portion, as compared to the $0.1 million unrealized gain portion of the $2.1 million gain in initial recognition and changes in fair value of biological assets and agricultural produce in 2012.

Changes in Net Realizable Value of Agricultural Produce after Harvest

	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
2013	12,607	N/A	N/A	121	147	N/A	12,875
2012	15,850	N/A	N/A	154	N/A	N/A	16,004

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

General and Administrative Expenses

	Crops	Rice	Dairy	Coffee	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
2013	(4,101)	(4,424)	(1,087)	(1,119)	(19,434)	(23,187)	(53,352)
2012	(4,436)	(4,072)	(906)	(1,105)	(22,239)	(24,933)	(57,691)

Our general and administrative expenses decreased 7.5%, from $57.7 million in 2012 to $53.4 million in 2013, mainly due to a reduction in  variable compensation, mainly bonuses.

Selling Expenses

	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
2013	(6,236)	(16,104)	(454)	(497)	(44,571)	(207)	(68,069)
2012	(5,904)	(16,157)	(319)	(364)	(35,690)	(168)	(58,602)

Selling expenses increased 16.2%, from $58.6 million in 2012 to $68.1 million in 2013, mainly driven by a $8.9 million increase in our Sugar, Ethanol and Energy segment, from $35.7 million in 2012 to $44.6 million in 2013, primarily due to an increase in sales volume measured in TRS equivalent.

Selling expenses of our Crops, Rice, Dairy, Coffee and Cattle segments remained essentially unchanged.

Other Operating Income, Net

	Crops	Rice	Dairy	Coffee	Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	(In thousands of $)
2013	7,632	438	494	(292)	13,290	28,172	(84)	49,650
2012	(9,330)	1,065	22	2,371	9,797	27,513	(341)	31,097

Other operating income, net increased 60.0%, from $31.1 million in 2012 to $49.7 million in 2013, primarily due to:

•	a $17.0 million increase in our Crops segment due to the mark-to-market effect of outstanding hedge positions, which had a negative impact during 2012 and a positive impact in 2013

•	a $3.5 million increase in our Sugar, Ethanol & Energy segment due to the mark-to-market effect of future sales contracts for sugar;

partially offset by:

•	a $2.7 million decrease in our Coffee segment due to the mark-to-market effect of outstanding hedge positions, which had a positive impact during 2012.

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

Financial Results, Net

Our net financial results decreased from a loss of $55.1 million in 2012 to a loss of $91.7 million in 2013, primarily due to: (i) higher interests expenses driven by a higher level of debt mainly as a result of our capital expenditures commitments related to the construction of our Ivinhema mill; (ii) a $19.0 million loss in 2013, compared to a $5.8 million loss in 2012, primarily resulting from the mark to market of our currency derivatives used to hedge the future US dollar inflows generated by our forward sugar sales; (iii) lower interest income mainly due to the lower cash balance as a result of our capital expenditures program; and (iv) a $21.1 million non-cash loss in 2013, compared to a $26.1 million non-cash loss in 2012, mostly generated by the impact of foreign exchange fluctuation on our dollar denominated debt. As of July 1, 2013, Adecoagro implemented Cash Flow Hedge Accounting. Since July 1, 2013 to December 31, 2014, a 24.1 million loss was recognized from the “Financial Result, net” line item to Equity and will remain in Equity until the associated debt is amortized. Additionally, a $2.6 million loss was recognized from Equity to the “Financial Result, net” line item. Please see “—Hedge Accounting—Cash Flow Hedge” described on Note 3 to our Consolidated Financial Statements.

The following table sets forth the breakdown of financial results for the periods indicated.

	Year ended December 31,
	2013	2012
	(In $ thousand)		% Change
Interest income	6,882	11,249	(38.8%)
Interest expense	(49,249)	(27,672)	78.0%
Foreign exchange losses, net	(21,087)	(26,080)	(19.1%)
Cash flow hedge – transfer from equity	(2,560)	-
Loss from interest rate /foreign exchange rate derivative financial instruments	(19,028)	(5,823)	226.8%
Taxes	(3,815)	(4,265)	(10.6%)
Other Income/(Expenses)	(2,825)	(2,525)	11.9%
Total Financial Results, net	(91,682)	(55,116)	66.3%

Income Tax benefit / (expense)

Our consolidated income tax benefit totaled $ 9.3 million in 2013, compared to $ 5.4 million in 2012.

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

Years ended December 31, 2014, 2013 and 2012

The table below reflects our statements of Cash Flow for the fiscal years ended December 31, 2014, 2013 and 2012.

	Year ended December 31,
	2014	2013	2012
Cash and cash equivalent at the beginning of the year	232,147	218,809	330,546
Cash and cash equivalent at the end of the year	113,795	232,147	218,809
Net cash generated from operating activities	133.133	102,080	67,823
Effect of exchange rate changes on cash and cash equivalents	(11,320)	(31,877)	(12,853)
Net cash used in investing activities	(313,454)	(161,536)	(300,215)
Net cash generated from financing activities	73,289	104,671	133,508

Operating Activities

Year ended December 31, 2014

Net cash generated by operating activities was $133.1 million for the year ended December 31,2014. During this year, we generated a net income of $2.4 million that included non-cash charges relating primarily to depreciation and amortization of $89.7 million, interest and other financial expenses, net of $50.9 million, $15.8 million of unrealized portion of the “Initial recognition and changes in fair value of biological assets and agricultural produce”, $9.2 million of foreign exchange losses; and $12.0 million loss as a result of the reclassification from Equity to Financial Results, net in connection with the adoption of cash flow hedge accounting under IAS39.

In addition, other changes in operating asset and liability balances resulted in a net decrease in cash of $49.1 million, primarily due to an increase in trade and other receivables (due to the buildup of working capital related to the expansion of Sugar and Ethanol operations, mainly advances to suppliers and long term tax credits related to the construction of the Ivinhema mill), and an increase in ethanol inventories (as a consequence of the decision to capture better prices) totaling $60.6 million.  These effects were partially offset by an increase of $21.6 million in liabilities.

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

Year ended December 31, 2012

Net cash generated by operating activities was $67.8 million for the year ended December 31, 2012. During this year, we generated a net profit of $9.3 million that included non-cash charges relating primarily to depreciation and amortization of $54.5 million, interest expense, net of $18.9 million, $13.3 million of unrealized portion of the “Initial recognition and changes in fair value of biological assets and agricultural produce,” $24.8 million of foreign exchange losses and $6.3 million loss from derivative financial instruments and forward sales contracts. All these effects were partially offset by gain from the disposal of  subsidiaries of $27.5 million and $5.4 million of income tax benefit.

In addition, other changes in operating asset and liability balances resulted in a net decrease in cash of $29.0 million, primarily due to an increase of $39.2 million in trade and other receivables, due to the buildup of working capital of the Sugar and Ethanol operations (mainly advances to suppliers and long ter tax credits related to the lvinhema project development), partially offset by an increase of $21.1 million in liabilities.

Investing Activities

Year ended December 31, 2014

Net cash used in investing activities totaled $313.5 million in the year ended December 31, 2014, primarily due to the purchases of property, plant and equipment (mainly acquisitions of machinery, buildings and facilities for the construction of the second phase of Ivinhema mill), totaling $207.7 million; $110.9 million in biological assets related mainly to the expansion of our sugarcane plantation area in Mato Grosso do Sul. Net inflows from investing activities were related to interest income of $7.1 million.

Year ended December 31, 2013

Net cash used in investing activities totaled $161.5 million in the year ended December 31, 2013, primarily due to the purchase of property, plant and equipment (mainly acquisitions of machinery, buildings and facilities for the construction of the second phase of Ivinhema mill), totaling $128.7 million; $96.5 million in biological assets related mainly to the expansion of our sugarcane plantation area in Mato Grosso do Sul. Net inflows from investing activities were primarily related to proceeds of $43.4 million from the sale of farmlands and subsidiaries and $6.9 million in interest income.

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

Financing Activities

Year ended December 31, 2014

Net cash provided by financing activities was $73.3 million in the year ended December 31, 2014 primarily derived from the incurrence of new long and short term loans, mainly for our Brazilian operations related to the Sugar and Ethanol cluster development of $180.0 and $152.2 million, respectively; and from the sale of non-controlling interest in subsidiaries for $49.3 million. All these effects were partially offset by payments of long and short term borrowings for $177.0 and $70.2 million, respectively. During this period, interest paid totaled $48.9 million. We also used $13.0 million in the repurchase of our own shares.

Year ended December 31, 2013

Net cash provided by financing activities was $104.7 million in the year ended December 31, 2013, primarily derived from the incurrence of new long and short term loans, mainly for our Brazilian operations related to the Sugar and Ethanol cluster development for $322.8 and $42.2 million, respectively; partially offset by payments of $113.7 and $95.6 million of our long and short term borrowings, respectively. During this period, interest paid totaled $46.0 million. We also used $5.1 million in the repurchase of our own shares. (Please see Note 17 to our consolidated financial expenses)

Year ended December 31, 2012

Net cash provided by financing activities was $133.5 million in the year ended December 31, 2012, primarily derived from the incurrences of new long and short term loans for $230.6 and $174.7 million, respectively; partially offset by payments of $79.8 and $157.6 million of our long and short term borrowings, respectively. During 2012, the payment of  interest totaled  $34.6 million.

Cash and Cash Equivalents

Historically since our cash flows from operations were insufficient to fund our working capital needs and investment plans, we funded our operations with proceeds from short-term and long-term indebtedness and capital contributions from existing and new private investors. In 2011 we raised $421.8 million from an Initial Public Offering (“IPO”) and simultaneous private placement . As of December 31, 2014, our cash and cash equivalents amounted to $113.8 million.

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

Projected Sources and Uses of Cash

We anticipate that we will generate cash from the following sources:

•	operating cash flow;

•	debt financing;

•	the dispositions of transformed farmland and/or subsidiaries; and

•	debt or equity offerings.

We anticipate that we will use our cash:

•	for other working capital purposes;

•	to meet our budgeted capital expenditures. We expect to deploy approximately $180 million in 2015 and $90 million in 2016, for the expansion and maintenance of our operations;

•	to make investment in new projects related to our business; and

•	to refinance our current debts.

Indebtedness and Financial Instruments

The table below illustrates the maturity of our indebtedness (excluding obligations under finance leases) and our exposure to fixed and variable interest rates:

	As of December 31,
	2014	2013
Fixed rate:
Less than 1 year(l)	95,524	56,932
Between 1 and 2 years	45,518	38,393
Between 2 and 3 years	41,685	37,762
Between 3 and 4 years	25,809	29,467
Between 4 and 5 years	39,992	27,803
More than 5 years	87,219	75,745
Total fixed rate:	335,747	266,102
Variable rate:
Less than 1 year(l)	111,371	90,707
Between 1 and 2 years	130,426	107,392
Between 2 and 3 years	80,199	100,949
Between 3 and 4 years	13,154	54,212
Between 4 and 5 years	7,346	12,586
More than 5 years	19,683	27,444
Total variable rate:	362,179	393,290
Total:	697,926	659,392

(1)	The Company plans to partially rollover its short term debt using new available lines of credit, or on using operating cash flow to cancel such debt.

Borrowings incurred by the Company’s subsidiaries in Brazil are repayable at various dates between January 2015 and September 2024 and bear either fixed interest rates ranging from 2.00% to 14.13% per annum or variable rates based on LIBOR or other specific base-rates plus spreads ranging from 4.46% to 15.59% per annum. At December 31, 2014 LIBOR (six months) was 0.37% (2013: 0. 28%).

Borrowings incurred by the Group´s subsidiaries in Argentina are repayable at various dates between January 2015 and November 2019 and bear either fixed interest rates ranging from 4.50% and 7.00% per annum for those borrowings denominated in US dollar, and fixed interest rates ranging from 9,90% and 15,01% per annum for those borrowings denominated in Argentine pesos.

Brazilian Subsidiaries

The main loans of the Company’s Brazilian Subsidiaries identified below are:

Adecoagro Vale do Ivinhema: (“AVI”)

Bank	Date	Nominal amount	Amount Outstanding as of December 31 2014		Maturity date	Annual Interest Rate	Use of proceeds
		(In millions)	Millions of Reais	Millions of equivalent Dollars
Rabobank / Itaú BBA / Santander / Itaú Unibanco / Bradesco / HSBC (Finem ANG) (1)	March 2008	R$ 151	62.8	23.6	April 2018	Partially Long-Term Interest Rate (TJLP), as by the Brazilian Central Bank + 4.05% and partially Interest Rate Resolution 635/87 (average BNDES external funding rate) + 4.05%	Investments on Angélica Mill
Banco Do Brasil (2)	July 2010	R$ 70	48.1	18.1	July 2020	10% with 15% of bonus performance	Investments on Angélica Mill
BTG Pactual / HSBC / Votorantim / Rabobank (3)	May 2012	R$. 230	76.7	28.9	December 2015	CDI + 3.6%	Working Capital
Banco Do Brasil (4)	October 2012	R$ 130	130.0	48.9	November 2022	2.94% per annum with 15% of bonus performance	Investments on Ivinhema Mill
Itau BBA (5)	December 2012	R$ 45.9	41.7	15.7	December 2022	2.50%	Working Capital
Itau BBA (6)	March 2013	R$ 75	36.3	13.7	March 2019	CDI + 3.2%	Working Capital
ING / ABN /Bladex Loan (7)	July 2013	US$ 70	-	28.0	December 2016	LIBOR 6M plus 4.5%	Working Capital
Rabobank / Bradesco / HSBC / PGGM / Hinduja Bank (8)	September 2013	US$ 90	-	72.0	July 2017	LIBOR 3M plus 4.75%	Working Capital
Banco do Brasil / Itaul BBA Finem Loan (9)	September 2013	R$ 273	253.6	95.5	January 23	5.69%	Investments on Ivinhema Mill
BNDES Finem Loan (10)	November 2013	R$ 215	208.0	78.3	January 23	3.23%	Investments on Ivinhema Mill
ING / Bradesco / HSBC / BES / ICBC / Hinduja Bank / Monte Dei Paschi / Banco da China / Bladex (11)	March 2014	US$ 100	-	100.0	December 2017	LIBOR 3M plus 4.20%

Usina Monte Alegre

Bradesco (12)	May 2012	US$ 11.7	-	7.8	December 2016	7.20%	Working Capital

(1)	Collateralized by (i) a first degree mortgage of the Takuare farm; (ii) a pledge on the capital stock (“quotas”) of Adecoagro Brasil Participações S/A; and (iii) liens over the Angélica mill and equipment, all of which are property of Adecoagro Vale do Ivinhema.
(2)	Collateralized by (i) a first degree mortgage of the Sapálio farm, (ii) liens over the Angélica mill and equipment, all of which are property of Adecoagro Vale do Ivinhema.
(3)	Collateralized by (i) a first-degree mortgage of the Dom Fabrício and Nossa Senhora Aparecida farms, (ii) pledge of sugarcane and (iii) sales contracts.
(4)	Collateralized by (i) a first degree mortgage of the Carmen (Santa Agua) farm, (ii) a second degree mortgage of the Sapálio farm, (iii) liens over the Ivinhema mill and equipment.
(5)	Collateralized by (i) a first degree mortgage of the Carmen (Santa Agua) farm, (ii) a second degree mortgage of the Takuare farm, (iii) a second degree mortgage of the Sapálio farm and (iv) liens over the Ivinhema mill and equipment.
(6)	Collateralized by power sales contract.
(7)	Collateralized by (i) pledge of sugarcane and (ii) sales contracts
(8)	Collateralized by (i) pledge of sugarcane and (ii) sales contracts.
(9)	Collateralized by (i) a first degree mortgage of the Carmen (Santa Agua) farm, (ii) a second degree mortgage of the Takuare farm, (iii) a second degree mortgage of the Sapálio farm and (iv) liens over the Ivinhema mill and equipment.
(10)	Collateralized by (i) liens over the Ivinhema mill and equipment, all of which are property of Adecoagro Vale do Ivinhema and (ii) power sales contracts.
(11)	Collateralized by (i) pledge of sugarcane and (ii) sales contracts.
(12)	Collateralized by (i) liens over the Monte Alegre mill and equipment, all of which are property of Usina Monte Alegre

 Argentinian Subsidiaries

The principal loan of Adeco Agropecuaria S.A. and Pilaga S.A., our Argentinian Subsidiaries is:

•	IDB Facility

The amended IDB Facility is divided into a seven-year US$ 20 million tranche (“Tranche A”) and a five-year US$ 60 million tranche (“Tranche B”) with a final maturity in November 2018 and 2016, respectively.  Tranche A bore interest at fixed rate of 6.11% per annum. Tranche B bears interest at 180-day LIBOR plus 4.45% per annum. The Company entered into a floating to fix interest rate forward swap, fixing LIBOR at 1.25%, effective May 2012.

Payment of principal plus interest of both tranches are made on a bi-annual basis. The IDB Facility is collateralized by property, plant and equipment with a net book value of US$ 24.77 million, by a mortgage over (i) Carmen and La Rosa farms which are property of Adeco Agropecuaria S.A.; and (ii) El Meridiano farm which is the property of Pilagá S.A.

 The above-mentioned loans of our Argentinian and Brazilian subsidiaries contain customary financial operating, and other restrictive covenants which among other things require the borrower to (in certain circumstances) maintain specified financial ratios and limit our subsidiaries’ ability to, among other things, incur debt or sell assets and pay dividends or make other distributions to us. The financial covenants are measured in accordance with generally accepted accounting principles in Brazil or Argentina, as applicable.

During 2014 and 2013 our subsidiaries were in compliance with all financial covenants under the above-mentioned loans.

Short-term Debt.

As of December 31,2014, our short term debt totaled $207.2 million.

We maintain lines of credit with several banks in order to finance our working capital requirements. We believe that we will continue to be able to obtain additional credit to finance our working capital needs in the future based on our past track record and current market conditions.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

With regards to our rice seed production, in our rice seed facility in Argentina, we are involved in the genetic development of new rice varieties adapted to local conditions to increase rice productivity and quality to improve both farm production as well as the manufacturing process. In connection with these efforts, we have entered into agreements with selected research and development institutions such as INTA in Argentina, FLAR in Colombia, EPAGRI in Brazil and Basf in Germany. In addition, our own technical team is continuously testing and developing new rice varieties. Since 2008 we have developed and released three new own varieties of rice seed to the market, , and we are currently in the final stages of releasing the fourth We have registered our own rice seed varieties with the corresponding Argentine authorities; the National Institute of Seeds (Instituto Nacional de Semillas) (INASE) and National Registry of Property of Seed Varieties (Registro Nacional de la Propiedad de Cultivares) (RNPC). In February 2014 On february 7, was released to the market, the new rice variety named ITÁ CAABÓ 107

We use both these seeds at our farms and sell them to rice farmers in Argentina, Brazil, Uruguay and Paraguay. We are also developing, in collaboration with BASF, a herbicide-tolerant rice variety to assist in the control of harmful weeds.

In addition to traditional R&D activities, since we are constantly looking to improve efficiencies in each of our businesses, we are also constantly researching and analyzing all the available technologies that could be applied in our operations. In addition, we do not only select the best technologies and techniques, but we are strongly involved in their adaptation to our specific needs and local circumstances. Our internal research group is comprised of interdisciplinary teams (agronomists, veterinarians, industrial engineers, technicians, finance and commercial). The group offers support to all business lines and through different levels, from the optimization of current operations, evaluation of new technologies, development of new products, to the assessment of a whole new production system.

Regarding our Sugar & Ethanol business, we have effectively implemented state-of-the-art technologies such as high pressure boilers for high cogeneration capacity, full mechanization of agricultural operations with online GPS tracking systems on all vehicles (trucks, combines, planters), and concentrated Vinasse system among others (For more details see “Sugar, Ethanol and Energy” in “Operations and Principal Activities” Section).

In the case of the Rice segment and in addition to the seed production activities, we are developing Zero Grade Level technology in our farms (see “Water Management” in “Technology and Best Practices” Section for more details).

With regards to our Dairy segment in Argentina, we have successfully adapted and implemented the Free Stall model in our operations. Additionally, we have invested in technology to improve the genetics, health and feeding techniques of our cows in order to enhance our milk production (See more details in “Dairy Business” in “Operations and Principal Activities” Section).

We do not own any registered patents, industrial models or designs, apart from those described in the first paragraph of this section.

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

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our significant contractual obligations and commitments as of December 31, 2014:

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 Years	Total
	(in million of $)
Bank loans (1)	208,6	118,6	227,9	53,9	608,9
Leases	19,7	8,7	12,4	3,5	44,3
Total	228,3	127,3	240,3	57,4	653,2

(1)	Includes interest.

G.	SAFE HARBOR

See section entitled “Forward-Looking Statements” appearing on page iv in this annual report.

Item 6.	Directors, Senior Management and Employees

A.	DIRECTORS AND SENIOR MANAGEMENT

Board of Directors

The following table sets forth information for our directors as of the date of this annual report:

Name	Position	Date of appointment	Age	Year term expires
Abbas Farouq Zuaiter	Chairman	2015	47	2018
Mariano Bosch	Director /CEO	2014	45	2017
Alan Leland Boyce	Director	2013	55	2016
Andrés Velasco Brañes	Director	2013	54	2016
Daniel González	Director	2014	45	2017
Dwight Anderson	Director	2014	48	2017
Guillaume Van der Linden	Director	2015	55	2018
Marcelo Sánchez	Director	2014	53	2016
Mark Schachter	Director	2015	35	2018
MarceloVieira	Director	2014	63	2016
Plínio Musetti	Director	2014	61	2017

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

Alan Leland Boyce. Mr. Boyce is a co-founder of Adecoagro and has been a member of the Company’s board of directors since 2002. Mr. Boyce is co-founder and Chairman of Materra LLC, a diversified farming company based in California and Arizona.  Mr Boyce is CEO of Westlands Solar Farms, LLC, a developer of utility scale solar PV projects in California. Since 1985, Mr. Boyce has served as the Chief Financial Officer of Boyce Land Co. Inc., a farmland management company that runs 10 farmland limited partnerships in the U.S. Mr. Boyce formerly served as the director of special situations at Soros from 1999 to 2007, where he managed an asset portfolio of the Quantum Fund and had principal operational responsibilities for the bulk of the fund’s investments in South America. Mr. Boyce also served as managing director in charge of fixed-income arbitrage at Bankers Trust from 1986 to 1999, as senior managing director for investment strategy at Countrywide Financial from 2007 to 2008, and worked at the U.S. Federal Reserve Board from 1982 to 1984. He graduated with a degree in Economics from Pomona College, and has a Masters in Business Administration from Stanford University. Mr. Boyce is an American citizen.

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

Daniel C. Gonzalez. Mr. Gonzalez has been a member of the Company’s board of directions since April -, 2014. Mr. Gonzalez holds a degree in Business Administration from the Argentine Catholic University. He served for 14 years in the investment bank Merrill Lynch & Co in Buenos Aires and New York, holding the positions of Head of Mergers and Acquisitions for Latin America and President for the Southern Cone (Argentina, Chile, Peru and Uruguay), among others. While at Merrill Lynch, Mr. Gonzalez played a leading role in several of the most important investment banking transactions in the region and was an active member of the firm’s global fairness opinion committee. He remained as a consultant to Bank of America Merrill Lynch after his departure from the bank. Previously, he was Head of Financial Planning and Investor Relations in Transportadora de Gas del Sur SA. Mr. Gonzalez is currently the Chief Financial Officer of YPF Sociedad Anónima, where he is also a member of its Board of Directors. Mr Gonzalez is also a member of the Board of Directors of Hidroeléctrica Piedra del Aguila S.A. Mr. González is an Argentine citizen.

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

Guillaume van der Linden Mr. van der Linden has been a member of the Company’s board of directors since 2009. Since 2007, Mr. van der Linden has been Head of Investment Management at PGGM Vermogensbeheer B.V., responsible for investments in emerging markets credit. From 1993 to 2007, Mr. van der Linden worked for ING Bank in various roles, including in risk management and derivatives trading. From 1988 to 1993, Mr. van der Linden was employed as a management consultant for KPMG and from 1985 to 1988 as a corporate finance analyst for Bank Mees & Hope. Mr. van der Linden graduated with Masters degrees in Economics from Erasmus University Rotterdam and a Masters of Business Administration from the University of Rochester. Mr. van der Linden is a Dutch citizen.

Walter Marcelo Sanchez. Mr. Sanchez  has been a member of the Company´s board of directions since April -, 2014. Mr. Sanchez is a co-founder of Adecoagro and our Chief Commercial Officer for all operations in Argentina, Brazil and Uruguay and a member of Adecoagro’s Senior Management since 2002. He coordinates the Commercial Committee and is responsible for the trading of all commodities produced by Adecoagro. Mr. Sanchez has over 25 years of experience in agricultural business trading and market development. Before joining us, he was the head of the business development department at Agroexpress.com S.A., an agriculture e-business marketplace. He has extensive international commercial expertise including marketing beef products for companies such as SAMPCO Inc. (Chicago, Illinois) and MAREDO restaurant chain in Germany.  Mr. Sanchez also worked as commercial director at Distribuidora Chinquihue S.A. (Chilean fish and shellfish trading company), Frigolomas S.A.  (beef processing company) and Fleimar S.A. (beef trading) . Mr. Sanchez also had commercial responsibilities at Nutryte S.A. and Estancias y Cabana Las Lilas S.A. (formerly COMEGA S.A.), an Argentine farmland agribusiness company. Mr. Sanchez graduated from Universidad Nacional de Mar del Plata with a degree in Agricultural Engineering. Mr. Sánchez is an Argentine citizen.

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

Marcelo Vieira. Mr. Vieira was the Director of Ethanol, sugar & energy operations at Adecoagro, a leading agro industrial company producing grain, oilseeds and dairy products in Argentina and sugar, ethanol, coffee and cotton in Brazil, from 2005 to 2014. He is currently a member of the Board of Uniäo da Industria de Cana-de-Acucar (ÚNICA) and he is a Vice- President of Sociedade Rural Brasileira, coordinating its Sustainability area. He has managed agricultural and agribusiness companies for over 40 years, including at Usina Monte Alegre, Alfenas Agrícola, Alfenas Café. Mr. Vieira holds a degree in Mechanical Engineering from PUC University in Rio de Janeiro and graduate degree in Food Industry Management and Marketing from the University of London’s Imperial College.

Plínio Musetti. Mr. Musetti has been a member of the Company’s board of directors since 2011 and an observer since 2010. Mr. Musetti is a Managing Partner of Janos Holding responsible for long term equity investments for family offices in Brazil, following his role as Partner of Pragma Patrimonio, since June 2010. From 2008 to 2009, Mr. Musetti served as the Chief Executive Officer of Satipel Industrial S.A., leading the company’s initial public offering process and aiding its expansion plan and merger with Duratex S.A. From 1992 to 2002, Mr. Musetti served as the Chief Executive Officer of Elevadores Atlas, during which time he led the company’s operational restructuring, initial public offering process and the sale to the Schindler Group. From 2002 to 2008, Mr. Musetti served as a partner at JP Morgan Partners and Chief Executive Officer of Vitopel S.A. (JP Morgan Partners’ portfolio company) where he led its private equity investments in Latin America. Mr. Musetti has also served as a Director of Diagnósticos de America S.A. from 2002 to 2009. In addition, Mr. Musetti is currently serving as a Board member of Elevadores Atlas S.A., Portobello S.A., RaiaDrogasil S.A. and Natura Cosmeticos S.A.  Mr. Musetti graduated in Civil Engineering and Business Administration from Mackenzie University and attended the Program for Management Development at Harvard Business School in 1989. Mr. Musetti is a Brazilian citizen.

Executive Officers

The following table shows certain information with respect to our senior management as of the date of this annual report:

Name	Position	Year Designated	Age
Mariano Bosch	Chief Executive Officer & Co-founder	2002	45
Carlos A. Boero Hughes	Chief Financial Officer	2008	49
Emilio F. Gnecco	Chief Legal Officer	2005	39
Walter Marcelo Sanchez	Chief Commercial Officer & Co-founder	2002	53
Renato Junqueira Santos Pereira	Director of Sugar and Ethanol Operations	2014	38
Mario José Ramón Imbrosciano	Director of Business Development	2003	45
Leonardo Berridi	Country Manager for Brazil	2004	55
Ezequiel Garbers	Country Manager for ARG/URU & Co-founder	2004	48

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

Emilio Federico Gnecco. Mr. Gnecco is our Chief Legal Officer for all operations in Argentina, Brazil and Uruguay and a member of Adecoagro’s Senior Management since 2005. He is responsible for all legal and corporate matters and compliance. Before joining us, he was a corporate law associate at the law firm of Marval, O’Farrell & Mairal for more than 8 years, where he specialized in mergers and acquisitions, project financing, structured finance, corporate financing, private equity, joint ventures and corporate law and business contracts in general. Mr. Gnecco was in charge of Adecoagro’s corporate matters including mergers and acquisitions since our inception in 2002. Prior to that, he worked at the National Civil Court of Appeals of the City of Buenos Aires for four years. Mr. Gnecco has a law degree from the University of Buenos Aires, where he graduated with honors.

Walter Marcelo Sanchez. See “—Board of Directors.”

Renato Junqueira Santos Pereira. Renato Junqueira Santos Pereira is the Director of our Sugar, Ethanol & Energy business and has been a member of the senior management team since 2014. He began working at Adecoagro in 2010 as the Operations Manager for our Sugar, Ethanol & Energy business and has vast experience in the Brazilian sugarcane industry. Before joining Adecoagro, he served as the CFO of Moema Group, one of the largest sugarcane clusters in Brazil. His main responsibilities at Moema included designing the optimal capital structure to finance the construction of five greenfield mills, preparing the company for an IPO and coordinating the M&A process which culminated in a $1.5 billion dollar sale to Bunge Ltda. Previously, Mr. Pereira held responsibilities as Mill Director and Agricultural Manager in Moema’s mills. He is an Agricultural Engineer from Universidade de Sao Paulo and holds an MBA from the University of California, Davis.

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

Ezequiel Garbers. Mr. Garbers is the Country Manager for Argentina and Uruguay and a member of Adecoagro’s Senior Management and the Country Manager since 2002. He coordinates all of our production and human resources development activities in Argentina and Uruguay. Mr. Garbers has over 20 years of experience in agriculture production. Prior to joining Adecoagro, he was the Chief Operating Officer of an agricultural consulting and investment company he co-founded, developing projects both within and outside of Argentina, related to crop production and the cattle and dairy business. Mr. Garbers holds a degree in Agronomic Engineering from the University of Buenos Aires and a Masters in Business Administration from the Instituto de Altos Estudios of the Austral University.

Our managers supervise our day-to-day transactions so as to ensure that all of our general strategic objectives are carried out, and they report to our board of directors.

B.	COMPENSATION

Compensation of Directors and Executive Officers

The compensation of the Company’s directors is approved annually at the ordinary general shareholders’ meeting. The aggregate compensation earned by our directors amounted to a grant of up to a total of 46,400 restricted stock units for the year 2015 and $430 thousand in cash for year 2015. These figures do not include Mr. Dwight Anderson´s compensation in cash, which he declinedor Mr. Mariano Bosch’s, Mr. Walter Marcelo Sanchez´s and Mr. Marcelo Vieira´s compensation in cash and in restricted units, which they all declined. On November 18, 2014, a Brazilian subsidiary of the company executed an Advisory Service Agreement with an affiliate of Marcelo Vieira, one of our directors. See Item 7 – Major Shareholders and Related Party Transactions – B. Related Party Transactions.”

The aggregate compensation package of our executive officers for year 2014 amounted to $2,546,000 in cash and 337,239 restricted stock units granted to our senior management. These grants were made under the Adecoagro Amended and Restated Restricted Share and Restricted Stock Unit Plan, as amended. See “—E. Share Ownership—Share Options and Restricted Share and Restricted Stock Unit Plan.”Annual cash bonuses are designed to incentivize our named executive officers at a variable level of compensation based on such individual’s performance. Annual executive cash bonuses and stock unit awards are impacted by seniority and individual executive performance based on the achievement of individual objectives and by evaluating each executive’s level of proficiency in the following competencies: general characteristics, teamwork, professional competencies, problem solving and thinking skills and managerial skills. In the past, actual bonus amounts have been determined shortly after fiscal year end. Our Chief Executive Officer presents the final calculation of the annual cash bonuses for our named executives to the Compensation Committee of the board of directors. The Compensation Committee then reviews actual Company and individual performance, and determines the amount payable consistent with the attainment of such individual’s performance based on the above criteria.

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

The Company’s articles of incorporation provide that the audit committee shall (a) assist the board of directors in fulfilling its oversight responsibilities relating to the integrity of the Company’s financial statements, including periodically reporting to the board of directors on its activity and the adequacy of the Company’s systems of internal controls over financial reporting; (b) make recommendations for the appointment, compensation, retention and oversight of, and consider the independence of, the Company’s external auditors; (c) review material transactions (as defined in the articles) between the Company or its subsidiaries with related parties (other than transactions that were reviewed and approved by the independent members of the board of directors as defined in the articles of the Company) or other governing body of any subsidiary of the Company or through any other procedures as the board of directors may deem substantially equivalent to the foregoing) to determine whether their terms are consistent with market conditions or are otherwise fair to the Company and its subsidiaries; and (d) perform such other duties imposed on it by the laws and regulations of the regulated market(s) on which the shares of the Company are listed, applicable to the Company, as well as any other duties entrusted to it by the board of directors.

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

The committee meets at least four times a year and as often as deemed necessary or appropriate in its judgment. The members of the Risk and Commercial Committee appointed by the board meeting held on November 7, 2014 are Mr. Alan Leland Boyce (Chairman), Mr. Dwight Anderson, Mr. Marcelo Vieira and Mr. Andrés Velasco Brañes.

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

Employees

On December 31, 2014, we had 8,109  employees, of whom 95% were unionized. Approximately 5% of our workforce is comprised of temporary workers. We comply with all labor laws. Historically, we have had a positive relationship with the trade unions.

The following table sets forth our number of employees by each of our business segments:

	As of December 31,
	2014	2013	2012
Farming and Land Transformation	1,166	1,224	1,472
Sugar , Ethanol and Energy	6,182	5,504	4,832
Administrative	761	766	747
Total	8,109	7,494	7,051

We do not have any severance agreements with our senior executive directors and managers.

Benefits

The benefits granted to our employees follow the market standard, including health plans and Spanish and English language lessons. In some cases, depending on the working location, we also provide meal, transportation, parking or financial aid for junior employees who are still in college. For senior management, we also provide vehicles.

E.	SHARE OWNERSHIP

Share Ownership

The total number of shares of the Company beneficially owned by our directors and executive officers, as of the date of this annual report, was 6,057,081, which represents 4.89% of the total shares of the company. See table in “Item 7. Major Shareholders and Related Party Transactions” for information regarding share ownership by our directors and executive officers.

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

Amendment and Termination

The board of directors may amend or terminate the Option Plans in its discretion, and the Committee may amend any outstanding options in its discretion, except participant consent will be needed if a participant’s rights are adversely affected. If not previously terminated by the board of directors, the Option Plans will terminate on the 10th anniversary of its adoption. Each of the 2004 Plan and the 2007/2008 Plan was amended to extend the term to 20th anniversary of its adoption.

Granted Options

Under the 2004 Plan, as of December 31, 2014, options to purchase 2,061,027  ordinary shares were granted and the weighted average exercise price of all granted options was $6.67. Under the 2007/2008 Plan, as of the same date, options to purchase 1,751,153 ordinary shares were granted, and the weighted average exercise price of all granted options was $13.07.

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

The maximum number of ordinary shares with respect to which awards may be made under the Plan is 1.5% of the issued and outstanding ordinary shares. On March 17, 2015 the Plan was amended to increase the number of ordinary shares with respect to which awards may be made by 673,663 additional ordinary shares. To the extent any award under the Plan is canceled, expired, forfeited, surrendered settled in cash, or otherwise terminated without delivery of shares the shares retained by or returned to the Company will again be available for future awards under the Plan. The shares available for issuance as well as outstanding awards under the Plan are subject to adjustment in the event of a reorganization, stock split, merger or similar change. Under the Plan, as of the date of this annual report, 1,268,896  ordinary shares had been issued to directors, senior management  and employees.

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

Stock Option Plans	Plan under which awards were granted	Number of ordinary shares to be issued upon exercise of options	Range of Exercise prices per ordinary share ($)	Range of Dates of Grant (1)

Directors and Executive Officers

Mariano Bosch	2004	*	$5.83 to $8.62	05/01/2004 to 07/01/2006
	2007	*	$12.82 to $13.40	11/13/2007 to 01/30/2009
Carlos A. Boero Hughes	2004	*	$5.83 to $7.11	08/25/2008
	2007	*	$12.82 to $13.40	11/13/2007 to 01/30/2009
Emilio F. Gnecco	2004	*	$5.83 to $8.62	01/06/2007
	2007	*	$12.82 to $13.40	11/13/2007 to 01/30/2009
Walter Marcelo Sanchez	2004	*	$5.83 to $8.62	05/01/2004 to 07/01/2006
	2007	*	$12.82 to $13.40	11/13/2007 to 01/30/2009
Mario José Ramón Imbrosciano	2004	*	$5.83 to $8.62	05/01/2004 to 07/01/2006
	2007	*	$12.82 to $13.40	11/13/2007 to 01/30/2009
Leonardo Berridi	2004	*	$5.83 to $8.62	05/01/2004 to 07/01/2006
	2007	*	$12.82 to $13.40	11/13/2007 to 01/30/2009
Marcelo Vieira	2004	107.857	$5.83 to $8.62	02/01/2006 to 06/01/2006
	2007	165.394	$12.82 to $13.40	11/13/2006 to 01/30/2009
Ezequiel Garbers	2004	*	$5.83 to $8.62	05/01/2004 to 07/01/2006
	2007	*	$12.82 to $13.40	11/13/2007 to 01/30/2009

Directors and Executive Officers as a group		2.996.971 (2)

*	Upon the exercise of all options, would beneficially own less than 1% of total outstanding shares.

(1)	All share options have an expiration date 10 years after date of grant.

(2)	It includes 1,600,747 options with a range of exercise prices per ordinary share from $5.83 to $8.62 and 1,396,224 options with a range of exercise prices per ordinary share from $12.82 and 13.40.

Restricted Share and Restricted Stock Unit Plan	Number of restricted shares	Number of restricted stock units	Range of Dates of Grant
Directors and Executive Directors
Abbas Farouq Zuaiter	*	*	05/13/2011 to 05/15/2012
Alan Leland Boyce	4,937	11,599	05/13/2011 to 05/15/2012
Guillaume van der Linden	*	*	05/13/2011 to 05/15/2012
Paulo Albert Weyland Vieira	*	*	05/13/2011 to 05/15/2012
Plínio Musetti	*	*	05/13/2011 to 05/15/2012
Mark Schachter	*	*	05/13/2011 to 05/15/2012
Marcelo Vieira	44,538	76,906	04/01/2011 to 04/01/2013

André Velasco Brañes	*	*	05/13/2011 to 05/15/2012
Mariano Bosch	*	*	04/01/2011 to 04/01/2013
Carlos A. Boero Hughes	*	*	04/01/2011 to 04/01/2013
Emilio F. Gnecco	*	*	04/01/2011 to 04/01/2013
Walter Marcelo Sanchez	*	*	04/01/2011 to 04/01/2013
Mario José Ramón Imbrosciano	*	*	04/01/2011 to 04/01/2013
Leonardo Berridi	*	*	04/01/2011 to 04/01/2013
Ezequiel Garbers	*	*	04/01/2011 to 04/01/2013
Directors and Executive Officers as a group	308,810 (1)	842,637 (2)

*	Upon receipt of common shares pursuant to plan, would beneficially own less than 1% of total outstanding shares.

(1)	Consist of 296,972 vested restricted shares as of April 28, 2014 and 11,838 unvested restricted shares

(2)	Consist of 285,637 vested restricted stock units as of April 28, 2014 (already converted to shares) and 557,000 unvested restricted stock units

Item 7.	Major Shareholders and Related Party Transactions

A.	MAJOR SHAREHOLDERS

The following table sets forth the beneficial ownership of our shares for (1) each person known to us to own beneficially at least 5% of our common shares and (2) our directors and executive officers, based on the information most recently available to the Company, as of December 31, 2014.

As of April 22, 2015, we had 120,978,527 outstanding shares. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days from April 22, 2015, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Number		Percent
Principal Shareholders:
Soros Fund Management LLC and affiliates (l)	25,910,004		21.4%
Al Gharrafa Investment Company (2)	15,983,265		13.2%
Stichting Pensioenfonds Zorg en Welzijn (3)	15,531,385		12.8%
Jennison Associates LLC (4)	7,925,623		6.6%
Brandes Investment Partners, LP (5)	6,866,164		5.7%

Directors and Executive Officers
Abbas Farouq Zuaiter	109,724	*	*
Alan Leland Boyce	1,247,673		1.03%
Guillaume van der Linden		*	*
Paulo Albert Weyland Vieira		*	*
Mariano Bosch		*	*
Plínio Musetti		*	*
Mark Schachter		*	*
Andrés Velasco Brañes		*	*
Carlos A. Boero Hughes		*	*
Emilio F. Gnecco		*	*
Walter Marcelo Sanchez		*	*
Mario José Ramón Imbrosciano		*	*
Leonardo Berridi		*	*
Marcelo Vieira	1,144,032		0.95%
Ezequiel Garbers		*	*
Total Directors and Executve Officers	6057,081		5.00%

*	Beneficially owns less than 1% based on the total number of outstanding shares.
(1)	The address of Soros Fund Management LLC is 888 Seventh Avenue, 33rd Floor, New York, New York 10106.
(2)	The address of Al Gharrafa Investment Company is Walker House, 87 Main Street, George Town, Grand Cayman, KY1-9005, Cayman Islands.
(3)	. The address of Stichting Pensioenfonds Zorg en Welzijn is P.O. BOX 4001 NL-3700 KA Zeist The Netherlands.
(4)	The address of Jennison Associates LLC is 466 Lexington Avenue, New York, NY 10017.
(5)	The address of Brandes Investment Partners, LP is El Camino Real Suite 600, San Diego, CA 92130.

As of April 28, 2014, 94,539,950 shares, representing 78.5% of our outstanding common shares were held by United States record holders.

B.	RELATED PARTY TRANSACTIONS

Share Purchase and Sale Agreement and UMA Right of First Offer Agreement

In connection with the Share Purchase and Sale Agreement, dated February 16, 2006. The  IFH Parties also entered into a Right of First Offer Agreement with Marcelo Weyland Barbosa Vieira, Paulo Albert Weyland Vieira, Mario Jorge de Lemos Vieira, and Corina de Almeida Leite, each of which is a current indirect shareholder in IFH, (together the “UMA Members”), dated February 16, 2006, whereby the IFH Parties agreed to grant the UMA Members a right of first offer to acquire the shares of UMA, or all or substantially all of the assets of UMA, or the real property or plot of land where the commercial offices of UMA is currently located and which is currently subject to a right-of-way and easement agreement granted to Mario Corina, Alfenas Agrícola Ltda. The rights granted to each of the UMA Members, their permitted affiliates, assignees, successors or heirs under such agreement are only in effect for as long as such entities hold such an equity interest in IFH or any of its affiliates.

Agriculture Partnership Agreements

Some of our agriculture partnership agreements are entered into with certain minority shareholders of the Company, for a total of 9,946.66  hectares. For the years ended December 31, 2014, 2012 and 2011, we recorded other net amount (payables) or receivables for payments in advance amounting to $(0.5) million, ($0.5) million and $(0.3) million, respectively, and recognized expenses amounting to $4.2 million, $3.1 million and $3.3 million, respectively, in connection with these agreements.

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

Advisory Service Agreement

On November 18, 2014 Adecoagro Vale do Ivinhema S.A., a Brazilian subsidiary of the company, executed an Advisory Service Agreement with Mirante Consultoria Ltda., an affiliate of Mr. Marcelo Vieira (director of the company) for a term of 12 months. As consideration for the provision of advisory services under the agreement, Adecoagro Vale do Ivinhema S.A. will pay Mirante Consultoria Ltda. R$ 59,463 per month, which equals an aggregate amount of R$ 713,556 for the term of the agreement.

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

As of December 31, 2014, the total amounts accrued in respect of legal and administrative proceedings was $ 2.0 million in Brazil, and $0.5 in Argentina.

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

The INCRA conducted an investigation to determine the falsehood of the CCIR delivered to us by the former owner of Rio de Janeiro Farm back in January 2005 when we acquired this farm. The INCRA also conducted an investigation related to the cadeia dominial of the farm to determine the correct chain of ownership through the successive transfers of ownership, in order to confirm that the destaque público occurred or that the State does not have interest in claiming ownership. No irregularity was found that could jeopardize the acquisition deed or affect the ownership of Rio de Janeiro Farm in both proceedings and we are currently waiting for INCRA to make a final determination.

As regards legal proceedings in which the Company is a plaintiff, in 2014 the Company filed an arbitration proceeding against Marfrig Argentina S.A. (“Marfrig Argentina”), an argentine subsidiary of Marfrig Alimentos S.A. (“Marfrig Alimentos”) a Brazilian Company and against Marfrig Alimentos claiming unpaid invoices and indemnification for US$ 23,000,000 for early termination of the lease agreements for grazing land entered into with the Company on December 2009.  As of the date of this report, the proceedings were continuing.

Dividend Policy

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

Adecoagro is a holding company and has no material assets other than its ownership of partnership interests in Adecoagro LP SCS, in turn, is a holding entity with no material assets other than its indirect ownership of shares in operating subsidiaries in foreign countries. If we were to distribute a dividend at some point in the future, we would cause the operating subsidiaries to make distributions to Adecoagro LP SCS, which in turn would make distributions to Adecoagro in an amount sufficient to cover any such dividends.

Our subsidiaries in Argentina and Brazil are subject to certain restrictions on their ability to declare or pay dividends. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness and Financial Instruments”, and also see “—Risks Related to our Business and Industries—Certain of our subsidiaries have substantial indebtedness which could impair their financial condition and decrease the amount of dividends we receive.

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

The table below sets forth, for the period indicated, the reported high and low closing prices for our common shares listed on the NYSE.

Full Financial Quarters Since Listing	High	Low
January 28, 2011 to March 31, 2011	$13.50	$11.99
Second Quarter 2011	13.47	10.27
Third Quarter 2011	11.97	8.62
Fourth Quarter 2011	9.72	7.42
Fiscal Year Ended December 31, 2011	13.50	7.42
First Quarter 2012	11.05	8.03
Second Quarter 2012	10.81	8.51
Third Quarter 2012	10.80	9.33
Fourth Quarter 2012	9.91	8.05
Fiscal Year Ended December 31, 2013	11.05	8.03
First Quarter 2013	9.56	7.69
Second Quarter 2013	7.94	6.05
Third Quarter 2013	7.65	6.22
Fourth Quarter 2013	8.37	7.46
Fiscal Year Ended December 31, 2014	9.56	7.69
First Quarter 2014	8.16	7.01
Second Quarter 2014	9.95	8.13
Third Quarter 2014	10.25	8.80
Fourth Quarter 2014	9.44	7.83

Last 6 Months	High	Low

November 2014	9.44	8.89
December 2014	9.12	7.83
January 2015	8.28	7.75
February 2015	8.92	7.95
March 2015	11.1	8.73
April 2015 (to April 7, 2015)	10.57	10.16

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

Our common shares have been listed on the NYSE under the symbol “AGRO” since January 28, 2011. See “—A. Offer and Listing Details.”

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

Item 10.	Additional Information

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

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

General

Adecoagro is a Luxembourg société anonyme (a joint stock company). The Company’s legal name is “Adecoagro S.A.” Adecoagro was incorporated on June 11, 2010 and on October 26, 2010 all the outstanding shares of Adecoagro were acquired by IFH LLC.

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

On March 27, 2015,  Adecoagro commenced a series of transactions for the purpose of  transfering the domicile of Adecoagro LP to Luxembourg. In connection with the Adecoagro LP redomiciliation, Adecoagro merged IFH into Adecoagro LP with Adecoagro LP as the surviving entity and Adecoagro GP S.a.r.l., a societe responsibilitie limitee organized under the laws of Luxembourg, became the general partner of Adecoagro LP on April 1, 2015.  Also on April 1, 2015, Adecoagro completed the redomiciliation of Adecoagro LP out of  Delaware  to Luxembourg and Adecoagro LP, without dissolution or liquidation, continued its corporate existence as Adecoagro LP S.C.S., a societe en commandite simple organized under Luxembourg law, effective April 2, 2015.  For a detailed description of the Adecoagro LP redomiciliation please see “Item 4. Information on the Company—A. History and Development of the Company—History.  Since that date the  affairs of Adecoagro LP S.C.S. have been governed by its by-laws and Luxembourg law.

Adecoagro is registered with the Luxembourg Registry of Trade and Companies under number B153681. Adecoagro has its registered office at Rue Eugène Ruppert, L-2453, Luxembourg, Grand Duchy of Luxembourg.

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

Share Capital

As of December 31, 2014 our issued share capital amounted to $183,572,722.50, represented by 122,381,815 shares in issue (of which 1,892,671  were treasury shares) with a nominal value of $1.50 each. All issued shares are fully paid up.

As of December 31, 2014 there were 120,489,144 common shares outstanding.

We have an authorized unissued share capital of $3,000,000,000, including the issued share capital as of December 31, 2014 of $183,572,722.50 and are authorized to issue up to 2,000,000,000 shares of a nominal value of $1.50 each (taking into account the shares issued as of December 31, 2014) out of such authorized share capital. Our authorized unissued share capital as of December 31, 2014 is $2,816,427,277.50.

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

We may appoint registrars in different jurisdictions, each of whom may maintain a separate register for the shares entered in such register. We have appointed Computershare (operating with the service name BNY Mellon Shareowner Services) as our New York registrar and transfer agent, and all shares and shareholders have been transferred from the register held at our registered office to the register held on our behalf by Computershare (operating with the service name BNY Mellon Shareowner Services) as our registrar and transfer agent. The holders of our shares may elect to be entered in one of the registers and to be transferred from time to time from one register to another register provided that our board of directors may however impose transfer restrictions for shares that are registered, listed, quoted, dealt in, or have been placed in certain jurisdictions in compliance with the requirements applicable therein. The transfer to the register kept at the Company’s registered office may always be requested by a shareholder.

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

We have currently an authorized share capital of $3,000,000,000, including the issued share capital as of December 31, 2014 of $183,572,722.50 and are authorized to issue up to 2,000,000,000 shares of a nominal value of $1.50 each (taking into account the shares already issued) out of such authorized share capital. As of December 31, 2014 the authorized un-issued share capital was $2,816,427,277.50. Our board has been authorized to issue shares within the limits of the authorized un-issued share capital at such times and on such terms as the board or its delegates may decide for a period commencing on January 10, 2011 and ending on the date five years after the date that the minutes of the shareholders’ meeting approving such authorization have been published in the Luxembourg official gazette (unless it is extended, amended or renewed). The publication occurred on April 22, 2011. Accordingly, the board may issue shares up to the total number of authorized un-issued shares until the latter date against contributions in cash, contributions in kind or by way of incorporation of available reserves at such times and on such terms and conditions, including the issue price, as the board of directors or its delegate(s) may in its or their discretion resolve while waiving, suppressing or limiting, any pre-emptive subscription rights of shareholders provided for by law to the extent it deems such waiver, suppression or limitation advisable for any issue or issues of shares within the authorized share capital.

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

A share buy-back program was approved by the board of directors of the Company on September 12, 2013 to acquire up to 5% of the total outstanding share capital of the Company to be held as treasury shares (the “Buy-Back Program”). The Buy-Back Program wasimplemented in compliance with the authorization granted by the general meeting of the Company, any applicable law, rules or regulations described above and the following limits approved by the board of directors of the Company. The Buy Back Program was approved for a period of 12 months from September 23, 2014 (the date of its announcement) or until reaching the maximum number of shares authorized under the Buy Back Program, whatever occurs first. The Buy Back Program is conducted under Open Market Transactions, in reliance on the “safe harbour” from liability for manipulation provided by Rule 10b-18 of the Securities Exchange Act.

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

(b) Making payments of interest on foreign indebtedness on the stated interest payment date or less than 10 days prior to such stated interest payment date, provided that the foreign debt has been disclosed under the Foreign Debt Information Regime and that the interest to be paid accrued starting either (i) on the date the proceeds received from foreign indebtedness were sold in the FX Market or (ii) on the date of disbursement of funds, provided that the foreign debt has been disclosed under the Foreign Debt Information Regime and that those funds were credited in accounts of correspondent banks that are authorized to sell foreign exchange proceeds in the FX Market within 2 days of disbursement thereof;

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

On October 28, 2011, the Argentine Central Bank issued the Communication “A” 5237 which was later amended by Communication “A” 5649 that added new requirements for non-Argentine investors to repatriate funds collected in Argentina as a consequence of a sale or liquidation of a “direct investment”.

Pursuant to this Communication, in order for a non-Argentine investor to be allowed to have access to the FX Market to purchase foreign currency with Argentine pesos collected in Argentina and transfer it abroad as a result of a subsequent sale or liquidation of a “direct investment”, the non-Argentine investor must evidence that (i) the funds originally paid for such investment, were transferred into Argentina and sold for pesos in the FX Market, and (ii) the foreign beneficiary of such sale or liquidation is a resident or is incorporated in countries, domains, jurisdictions, territories, states, and others that are considered “cooperative for the purposes of tax transparency” according to the provisions of Article 1 and 2 of Decree No. 589/13, its supplementary rules and amendments (the “Transfer Requirement”). All “direct investments” made before October 28, 2011 are exempted from the Transfer Requirement. The Communication sets a “burden” to be met by any non-Argentine resident who eventually needs to purchase foreign currency in the FX Market to repatriate Argentine-Peso denominated funds collected as a result of the sale or liquidation of an investment. Conversely, if the foreign investor believes that it will not need to repatriate, it is not required to comply with the Transfer Requirement, and therefore, the purchase price of such investment and any capital contribution may be kept abroad. The Communication does not restrict the purchase of foreign currency to pay dividends to non-Argentine residents.

On December 27, 2013, the Argentine Tax Authority passed General Resolution No. 3576, regarding Decree No. 589/2013. This Resolution divides countries, domains, jurisdictions, territories, states, and others cooperative for the purposes of tax transparency in the following categories:

a) Cooperative countries that have signed an agreement to avoid double taxation or a tax information exchange agreement, and with which the exchange of information is effectively provided;

b) Cooperative countries that have signed an agreement to avoid double taxation or a tax information exchange agreement, with which it is not possible to determine whether or not the exchange is effectively provided;

c) Cooperative countries that have started to negotiate an agreement to avoid double taxation or a tax information exchange agreement or have started proceedings to ratify an existing one.

On January 8, 2014 the Argentine Tax Authority published a list to determine whether a country is cooperative or not (http://www.afip.gov.ar/genericos/novedades/jurisdiccionesCooperantes.asp).

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

United States Federal Income Taxation of the Company

Our business assets and properties are located, and all of our employees and executives are based outside the United States. Our business is directly conducted through operating companies organized under the laws of countries other than the United States. These non-U.S. operating companies are indirectly owned by Adecoagro LP SCS, a holding company which is a societe commandite simple organized under the laws of Luxembourg. As a partnership that is not engaged in a trade or business within the United States within the meaning of section 864 of the Internal Revenue Code, Adecoagro LP SCS is not itself subject to U.S. federal net income taxes. We acquired approximately 98 percent of Adecoagro LP SCS, predecessor company, IFH, prior to undertaking the IPO in exchange for our stock.

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

This discussion does not address all U.S. federal income tax considerations that may be relevant to a particular holder based on its particular circumstances, and you are urged to consult your own independent tax advisor regarding your specific tax situation. For example, the discussion does not address the tax considerations that may be relevant to U.S. Holders in special tax situations, such as:

•	insurance companies;

•	tax-exempt organizations;

•	brokers or dealers in securities or currencies and traders in securities that elect to mark to market;

•	certain financial institutions;

•	partnerships or other pass-through entities;

•	holders whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	certain former U.S. citizens or residents or U.S. expatriates;

•	holders that hold our common shares as part of a hedge, straddle or conversion or other integrated transaction; or

•	holders that own, directly, indirectly, or constructively, 10% or more of the total combined voting power of our common shares.

This discussion does not address the alternative minimum tax consequences of holding common shares or the indirect consequences to holders of equity interests in partnerships or other entities that own our common shares. Moreover, this discussion does not address the state, local and foreign tax consequences of holding our common shares, or any aspect of U.S. federal tax law (such as the estate, generation skipping and gift tax or the Medicare tax on net investment income) other than U.S. federal income taxation.

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

You should consult your own independent tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of purchase, ownership and disposition of our common shares in your particular circumstances.

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

Certain non-corporate U.S. Holders, including individuals, may be entitled to preferential rates of taxation with respect to dividends. Such preferential rates of taxation are available for dividends paid by qualified foreign corporations. A foreign corporation will be treated as a qualified foreign corporation with respect to dividends received from that corporation on common shares that are readily tradable on an established securities market in the United States. As our shares are listed on the New York Stock Exchange, we believe dividends paid by us will be eligible for these preferential rates. There can, however, be no assurance that our common shares will be considered readily tradable on an established securities market in the future. A qualified foreign corporation also includes foreign corporations eligible for the benefits of certain income tax treaties with the United States. If, as we anticipate, we are eligible for the benefits of the income tax treaty between Luxembourg and the United States, dividends paid on our common shares would be eligible for preferential rates of taxation without regard to the trading status of our common shares.

The amount of any cash dividend paid in foreign currency will equal the U.S. dollar value of the distribution, calculated by reference to the exchange rate in effect on the date the distribution is received, regardless of whether the payment is in fact converted to U.S. dollars at that time. A U.S. Holder should not recognize any foreign currency gain or loss in respect of such distribution if such foreign currency is converted into U.S. dollars on the date received. If the foreign currency is not converted into U.S. dollars on the date received, however, gain or loss may be recognized upon a subsequent sale or other disposition of the foreign currency. Such foreign currency gain or loss, if any, generally will be U.S.-source ordinary income or loss.

Dividends received by most U.S. Holders will constitute foreign-source “passive category” income (“general category income” for certain U.S. Holders) for U.S. foreign tax credit purposes. Subject to limitations under U.S. federal income tax law concerning credits or deductions for foreign taxes and certain exceptions for short-term and hedged positions, a Luxembourg withholding tax imposed on dividends described above under “Material Luxembourg Tax Considerations for Holders of Shares—Tax regime applicable to distributions—Withholding tax” should be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or at a U.S. Holder’s election, may be deducted in computing taxable income if the U.S. Holder has elected to deduct all foreign income taxes for the taxable year). Special limitations on foreign tax credits apply to dividends subject to the preferential rate of taxation for qualified dividends. The rules with respect to foreign tax credits are complex and U.S. Holders are urged to consult their independent tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

Information Reporting and Backup Withholding

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

Backup withholding is not an additional tax.  Any amounts withheld  under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Certain U.S. Holders who hold interests in “ specified foreign financial assets,”  (as defined in Section 6038D of the Code) are generally required to file an IRS Form 8938 as part of their U.S. federal income tax returns to report their ownership of such specified foreign financial assets, which may include our common shares, if the total value of those assets exceeds certain thresholds.  Investors who fail to report this required information could become subject to substantial penalties.  In addition, in the event that a U.S. Holder that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holders for the related tax year may not close until three years after the date that the required information is filed.  U.S. Holders are encouraged to consult with their own tax advisors regarding their tax reporting obligations.

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

a) Disclosure Controls and Procedures

Our company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, of the effectiveness of our disclosure controls and procedures as of December 31, 2014. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on this evaluation, our company’s Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective as of December 31, 2014.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedure may deteriorate. The Company, with the participation of its Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014.

We assessed the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2014. In making this assessment, management used the criteria established in “Internal Control — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). As a result of this assessment, the Company’s management has determined that the Company’s internal control over financial reporting was effective as of December 31, 2014.

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

	For the year ended December 31,
	(in thousands of $)
	2014	2013
Audit Fees (1)	1,546	1,719
Audit- Related Fees (2)	61	62
Total	1,607	1,781

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements.

(2)	“Audit-related fees” represents aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services, as well as in connection with audit related services for SEC or other regulatory filings.

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

The total number of shares purchased set forth above were purchased pursuant to the Company´s Repurchase Program adopted on September 12, 2013. See “Item 10 – Additional Information – Repurchase of Shares”.

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

Non-management Directors’ Meetings

Under NYSE standards, non-management directors must meet at regularly scheduled executive sessions without management present and, if such group includes directors who are not independent, a meeting should be scheduled once per year including only independent directors. Neither Luxembourg law nor our Articles of Association require the holding of such meetings ad we do not have a set policy for these meetings. Our Articles of Association provide, however, that the board shall meet as often as required by the best interest of the Company. For additional information, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.”

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

Audit Committee

Under NYSE standards, listed U.S. companies are required to have an audit committee composed of independent directors that satisfies the requirements of Rule 10A-3 promulgated under the Exchange Act of 1934. Our Articles of Association provide that the board of directors may set up an audit committee. The board of directors has set up an Audit Committee and has appointed Mr. Plínio Musetti, Mr. Mark Schachter , Mr. Daniel Gonzalez and Mr. Andres Velasco Brañes as members of its audit committee. In accordance with NYSE standards, we have an audit committee entirely composed of independent directors. For additional information, see “Item 6. Directors, Senior Management and Employees—C. Board Practices”.

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

We have adopted a code of ethics and business conduct that applies to our directors, executive officers and all employees. The text  of our code of ethics is posted on our web site at: www.adecoagro.com. And substantially complies with the NYSE´s requirements under the Code of Business Conduct and Ethics.

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

Item 18.            Financial Statements.

See pages F-1 through F-85 of this annual report.

Item 19.            Exhibits

Exhibit Number	Description
1.1	Amended and Restated Articles of Association of Adecoagro S.A. dated May 22, 2013. Filed as Exhibit 1.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2013 filed with the Securities and Exchange Commission on April 30, 2014 and incorporated by reference herein.

4.1	Loan Agreement, dated December 19, 2008, between Adeco Agropecuaria S.A., Pilagá S.R.L. and Inter-American Development Bank, previously filed as exhibit 10.1 to the Company’s registration statement on Form F-1 (File No. 333-171683) filed with the Securities and Exchange Commission on January 13, 2011 (“Form F-1”) and incorporated by reference herein.

4.2	First Amendment Offer to Loan Agreement, dated February 20, 2009, between Adeco Agropecuaria S.A., Pilagá S.R.L. and Inter-American Development Bank, previously filed as exhibit 10.2 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.3	Second Amendment Offer to Loan Agreement, dated December 29, 2009, between Adeco Agropecuaria S.A., Pilagá S.R.L. and Inter-American Development Bank, previously filed as exhibit 10.3 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.4	Third Waiver Request to Loan Agreement, dated March 30, 2010, between Adeco Agropecuaria S.A., Pilagá S.R.L. and Inter-American Development Bank, previously filed as exhibit 10.4 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.5	Fourth Amendment Offer to Loan Agreement, dated May 14, 2010, between Adeco Agropecuaria S.A., Pilagá S.R.L. and Inter-American Development Bank, previously filed as exhibit 10.5 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.6	Fifth Amendment Offer to Loan Agreement, dated November 8, 2010, between Adeco Agropecuaria S.A., Pilagá S.R.L. and Inter-American Development Bank, previously filed as exhibit 10.37 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.7	Amendment Offer to Loan Agreement, dated March 24, 2011, between Adeco Agropecuaria S.A., Pilagá S.R.L. and Inter-American Development Bank, previously filed as Exhibit 4.7 to the Company’s annual report on Form 20-F for the year ended December 31, 2011 and incorporated herein by reference.

4.8	Amendment Offer 02/2011 to Loan Agreement, dated November 9, 2011, between Adeco Agropecuaria S.A., Pilagá S.A. and Inter-American Development Bank, previously filed as Exhibit 4.8 to the Company’s annual report on Form 20-F for the year ended December 31, 2011 and incorporated herein by reference.

4.9	Senior Secured Loan Facility, dated July 28, 2010, between Angélica Agroenergia Ltda. and Deutsche Bank AG, London Branch, previously filed as exhibit 10.6 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.10	Export Prepayment Financing Agreement, dated July 13, 2007, between Angélica Agroenergia Ltda. and a syndicate of banks, previously filed as exhibit 10.7 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.11	First Amendment to Export Prepayment Financing Agreement, dated March 4, 2010, between Angélica Agroenergia Ltda. and a syndicate of banks, previously filed as exhibit 10.8 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.12	English translation of Financing Agreement through BNDES Repasse, dated February 1, 2008, between Adeco Brasil Participações S.A. and a syndicate of banks, previously filed as exhibit 10.9 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.13	English translation of First Amendment to Financing Agreement BNDES Repasse, dated July 1, 2008, between Angélica Agroenergia Ltda. and a syndicate of banks, previously filed as exhibit 10.10 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.14	English translation of Second Amendment to Financing Agreement BNDES Repasse, dated March 4, 2010, between Angélica Agroenergia Ltda. and a syndicate of banks, previously filed as exhibit 10.11 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.15	English translation of Credit Facility, dated July 30, 2010, between Angélica Agroenergia Ltda. and Banco do Brasil S.A., previously filed as exhibit 10.12 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.16	Unit Issuance Agreement, dated February 16, 2006, between International Farmland Holdings LLC and Usina Monte Alegre S.A., previously filed as exhibit 10.13 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.17	Share Purchase and Sale Agreement, dated February 16, 2006, between International Farmland Holdings LLC and Usina Monte Alegre S.A., previously filed as exhibit 10.14 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.18	Right of First Offer Agreement, dated February 16, 2006, between International Farmland Holdings LLC and Usina Monte Alegre S.A., previously filed as exhibit 10.15 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.19	Supply Offer Letter for milk, dated November 7, 2007, between La Lácteo S.A. and Adeco Agropecuaria S.R.L., previously filed as exhibit 10.16 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.20	Amendment to Supply Offer Letter for milk, dated February 1, 2010, between La Lácteo S.A. and Adeco Agropecuaria S.R.L., previously filed as exhibit 10.17 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.21	Commercial Contract for sugar, dated March 23, 2010, between Angélica Agroenergia Ltda. and Bunge International Commerce Ltd., previously filed as exhibit 10.18 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.22	Amendment to Commercial Contract for sugar, dated June 17, 2010, between Angélica Agroenergia Ltda. and Bunge International Commerce Ltd., previously filed as exhibit 10.19 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.23	English translation of Consignment Contract, dated February 19, 2000, between Molinos Ala S.A. (currently Pilagá S.R.L.) and Establecimiento Las Marías S.A.C.I.F.A., previously filed as exhibit 10.20 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.24	English translation of Sale Agreement, dated July 8, 2009, between Pilagá S.R.L. and Galicia Warrants S.A., previously filed as exhibit 10.21 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.25	English translation of Mortgage, dated July 8, 2009, between Pilagá S.R.L. and Galicia Warrants S.A., previously filed as exhibit 10.22 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.26	English translation of Reserve Power Agreement, dated February 6, 2009, between Angélica Agroenergia Ltda. and Câmara de Comercialização de Energia Elétrica, previously filed as exhibit 10.23 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.27	English translation of Energy Purchase Contract, dated January 19, 2009, between Usina Monte Alegre Ltda. and Cemig Geração e Transmissão S.A., previously filed as exhibit 10.24 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.28	English translation of Energy Distribution Contract, dated June 3, 2008 between Angélica Agroenergia Ltda. and Empresa Energética do Mato Grosso do Sul., previously filed as exhibit 10.25 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.29	English translation of First Amendment to Energy Distribution Contract, dated April 6, 2009 between Angélica Agroenergia Ltda. and Empresa Energética do Mato Grosso do Sul., previously filed as exhibit 10.26 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.30	English translation of Second Amendment to Energy Distribution Contract, dated May 1, 2010 between Angélica Agroenergia Ltda. and Empresa Energética do Mato Grosso do Sul., previously filed as exhibit 10.27 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.31	English translation of Sale Agreement for cattle, dated December 14, 2009, between Adeco Agropecuaria S.A. and Quickfood S.A., previously filed as exhibit 10.29 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.32	English translation of First Amendment to Sale Agreement for cattle, dated December 16, 2009, between Adeco Agropecuaria S.A. and Quickfood S.A., previously filed as exhibit 10.30 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.33	English translation of Second Amendment to Sale Agreement for cattle, dated December 17, 2009, between Adeco Agropecuaria S.A. and Quickfood S.A., previously filed as exhibit 10.31 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.34	English translation of Stock Purchase Agreement, dated August 23, 2010, between Kadesh Hispania, S.L., Leterton España, S.L. and Dinaluca S.A., previously filed as exhibit 10.32 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.35	Form of Registration Rights Agreement between Adecoagro S.A. and certain shareholders, previously filed as exhibit 10.33 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.36	Second Amendment to Export Prepayment Financing Agreement, dated December 14, 2010, between Angélica Agroenergia Ltda. and a syndicate of banks, previously filed as exhibit 10.38 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.37	English translation of Third Amendment to Financing Agreement BNDES Repasse, dated December 14, 2010, between Angélica Agroenergia Ltda. and a syndicate of banks, previously filed as exhibit 10.39 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.38	English translation of First Amendment to Credit Facility, dated December 18, 2010, between Angélica Agroenergia Ltda. and Banco do Brasil S.A., previously filed as exhibit 10.40 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.39	Stock Subscription Agreement, dated January 6, 2011, between Adecoagro S.A. and Al Gharrafa Investment Company, previously filed as exhibit 10.41 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.40	English translation of Promise to Sell, dated December 21, 2010, between Kelizer S.C.A. and Las Mesetas S.A., previously filed as exhibit 4.40 to the Company’s Annual Report on Form 20- for fiscal year-end 2010 and incorporated by reference herein.

4.41	English translation of Stock Purchase Agreement, dated August 18, 2011, between Kadesh Hispania, S.L., Leterton España, S.L. and Compañía Agroforestal de Servicios y Mandatos S.A., previously filed as Exhibit 4.41 to the Company’s annual report on Form 20-F for the year ended December 31, 2011 and incorporated herein by reference.

4.42	English translation of Stock Purchase Agreement, dated August 19, 2011, between Kadesh Hispania, S.L., Leterton España, S.L. and Simoneta S.A., previously filed as Exhibit 4.42 to the Company’s annual report on Form 20-F for the year ended December 31, 2011 and incorporated herein by reference.

4.43	Export Prepayment Facility, dated November 5, 2014 by and among Adecoagro Vale do Ivinhema S.A., Adecoagro Brasil Participacoes S.A., Usina Monte Alegre Ltda., ING Captal LLC, Rabobank Curacao N.V., ING Bank N.V., ING BANK N.V. Sao Paulo Branch and other Lenders party thereto..

8.1	Subsidiaries of Adecoagro S.A. as of April 30, 2015.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Cushman & Wakefield Argentina S.A.

15.2	Consent of Price Waterhouse & Co. S.R.L.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Adecoagro S.A.
/s/ Mariano Bosch
Name: Mariano Bosch
Title: Chief Executive Officer

Date: April 30, 2015

Adecoagro S.A.

Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

Report of Independent Registered Public Accounting Firm

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of income, comprehensive income, changes in shareholders’s equity and cash flows present fairly, in all material respects, the financial position of Adecoagro S.A. and its subsidiaries at December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting”. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Buenos Aires, Argentina

April 29, 2015

PRICE WATERHOUSE & CO. S.R.L.

by /s/ Marcelo de Nicola (Partner)

Marcelo de Nicola

Legal information

Denomination: Adecoagro S.A.

Legal address: Vertigo Naos Building, 6, Rue Eugène Ruppert, L-2453, Luxembourg

Company activity: Agricultural and agro-industrial

Date of registration: June 11, 2010

Expiration of company charter: No term defined

Number of register (RCS Luxembourg): B153.681

Capital stock: 122,381,815 common shares (of which 1,892,671 are treasury shares)

Majority shareholder: Quantum Partners LP

Legal address: 1300 Thames St. 5th FL, Baltimore MD 21231-3495, United States of America

Parent company activity: Investing

Capital stock: 25,910,004 common shares

F - 4

Adecoagro S.A.

Consolidated Statements of Financial Position

as of  December 31, 2014 and 2013

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2014	2013

ASSETS
Non-Current Assets
Property, plant and equipment, net	6	776,905	790,520
Investment property	7	6,675	10,147
Intangible assets, net	8	23,778	27,341
Biological assets	9	286,044	225,203
Investments in joint ventures	10	2,752	3,179
Deferred income tax assets	22	45,597	48,368
Trade and other receivables, net	13	50,590	53,252
Other assets		587	707
Total Non-Current Assets		1,192,928	1,158,717
Current Assets
Biological assets	9	55,188	66,941
Inventories	14	104,919	108,389
Trade and other receivables, net	13	164,526	141,180
Derivative financial instruments	12	7,966	4,102
Cash and cash equivalents	15	113,795	232,147
Total Current Assets		446,394	552,759
TOTAL ASSETS		1,639,322	1,711,476

SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	17	183,573	183,573
Share premium	17	933,044	939,072
Cumulative translation adjustment		(395,804)	(311,807)
Equity-settled compensation		16,735	17,352
Cash flow hedge		(43,064)	(15,782)
Other reserves		-	(161)
Treasury shares		(2,840)	(961)
Reserve from the sale of non-controlling interests in subsidiaries		25,508	-
Retained earnings		45,644	43,018

Equity attributable to equity holders of the parent		762,796	854,304
Non-controlling interest		7,589	45
TOTAL SHAREHOLDERS EQUITY		770,385	854,349
LIABILITIES
Non-Current Liabilities
Trade and other payables	20	2,391	2,951
Borrowings	21	491,324	512,164
Deferred income tax liabilities	22	39,635	57,623
Payroll and social liabilities	23	1,278	1,458
Derivatives financial instruments		39	-
Provisions for other liabilities	24	2,013	2,293
Total Non-Current Liabilities		536,680	576,489
Current Liabilities
Trade and other payables	20	83,100	92,965
Current income tax liabilities		76	310
Payroll and social liabilities	23	27,315	26,139
Borrowings	21	207,182	147,967
Derivative financial instruments	12	13,860	12,600
Provisions for other liabilities	24	724	657
Total Current Liabilities		332,257	280,638
TOTAL LIABILITIES		868,937	857,127
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		1,639,322	1,711,476

The accompanying notes are an integral part of these consolidated financial statements.

F - 5

Adecoagro S.A.

Consolidated Statements of Income

for the years ended December 31, 2014, 2013 and 2012

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2014	2013	2012

Sales of manufactured products and services rendered	25	513,127	425,307	379,526
Cost of manufactured products sold and services rendered	26	(335,442)	(272,261)	(263,978)
Gross Profit from Manufacturing Activities		177,685	153,046	115,548
Sales of agricultural produce and biological assets	25	209,839	219,317	225,174
Cost of agricultural produce sold and direct agricultural selling expenses	26	(209,839)	(219,317)	(225,174)
Initial recognition and changes in fair value of biological assets and agricultural produce		27,145	(39,123)	16,643
Changes in net realizable value of agricultural produce after harvest		3,401	12,875	16,004
Gross Profit / (Loss) from Agricultural Activities		30,546	(26,248)	32,647
Margin on Manufacturing and Agricultural Activities Before Operating Expenses		208,231	126,798	148,195
General and administrative expenses	26	(52,695)	(53,352)	(57,691)
Selling expenses	26	(78,864)	(68,069)	(58,602)
Other operating income, net	28	11,977	49,650	31,097
Share of loss of joint venture	10	(924)	(219)	-
Profit from Operations Before Financing and Taxation		87,725	54,808	62,999
Finance income	29	7,291	7,234	11,538
Finance costs	29	(86,472)	(98,916)	(66,654)
Financial results, net	29	(79,181)	(91,682)	(55,116)
Profit / (Loss) Before Income Tax		8,544	(36,874)	7,883
Income tax benefit / (expense)	22	(6,106)	9,277	5,436
Profit / (Loss) for the Year from Continuing Operations		2,438	(27,597)	13,319
Profit / (Loss) for the Year from discontinued operations		-	1,767	(4,040)
Profit / (Loss) for the Year		2,438	(25,830)	9,279

Attributable to:
Equity holders of the parent		2,518	(25,828)	9,397
Non-controlling interest		(80)	(2)	(118)

Earnings / (Loss) per share from continuing and discontinued operations attributable to the equity holders of the parent during the year:
Basic earnings per share	30
From continuing operations		0.021	(0.226)	0.111
From discontinued operations		-	0.014	(0.034)
Diluted earnings per share	30
From continuing operations		0.021	(0.226)	0.111
From discontinued operations		-	0.014	(0.034)

The accompanying notes are an integral part of these consolidated financial statements.

F - 6

Adecoagro S.A.

Consolidated Statements of Comprehensive Income

for the years ended December 31, 2014, 2013 and 2012

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	2014	2013	2012

Profit / (Loss) for the year	2,438	(25,830)	9,279
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	(100,203)	(129,575)	(80,755)
Cash flow hedge	(27,287)	(15,787)	-
Other comprehensive (loss) for the year	(127,490)	(145,362)	(80,755)
Total comprehensive (loss) for the year	(125,052)	(171,192)	(71,476)

Attributable to:
Equity holders of the parent	(124,586)	(171,172)	(70,792)
Non-controlling interest	(466)	(20)	(684)

Total comprehensive income attributable to owners of the parent arising from:
Continuing operations	(124,586)	(172,939)	(66,701)
Discontinued operations	-	1,767	(4,091)

The accompanying notes are an integral part of these consolidated financial statements.

F - 7

Adecoagro S.A.

Consolidated Statements of Changes in Shareholders’ Equity

for the years ended December 31, 2014, 2013 and 2012

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 17)	Share Premium (Note 17)	Cumulative Translation Adjustment	Equity-settled Compensation	Other reserves	Treasury shares (Note 18 )	Retained Earnings	Subtotal	Non- controlling Interest	Total Shareholders’ Equity
Balance at December 31, 2011	180,800	926,005	(99,202)	15,306	(526)	(4)	57,497	1,079,876	14,993	1,094,869
Profit for the year	-	-	-	-	-	-	9,397	9,397	(118)	9,279
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	-	-	(80,189)	-	-	-	-	(80,189)	(566)	(80,755)
Total comprehensive loss for the year	-	-	(80,189)	-	-	-	9,397	(70,792)	(684)	(71,476)
Employee share options (Note 18):
- Value of employee services	-	-	-	265	-	-	-	265	2	267
- Exercised	49	263	-	(93)	-	-	-	219	(2)	217
- Forfeited	-	-	-	(82)	-	-	82	-	-	-
Restricted shares (Note 18):
- Value of employee services	-	-	-	3,847	-	-	-	3,847	24	3,871
- Vested	-	1,347	-	(1,516)	181	-	-	12	(12)	-
- Forfeited	-	-	-	-	2	(2)	-	-	-	-
Acquisition of non-controlling interest (Note 17)	2,482	12,717	(1,845)	225	(6)	-	671	14,244	(14,244)	-
Disposal of subsidiary (Nota 16)	-	-	(1,693)	-	-	-	-	(1,693)	(12)	(1,705)
Balance at December 31, 2012	183,331	940,332	(182,929)	17,952	(349)	(6)	67,647	1,025,978	65	1,026,043

The accompanying notes are an integral part of these consolidated financial statements.

F - 8

Adecoagro S.A.

Consolidated Statements of Changes in Shareholders’ Equity

for the years ended December 31, 2014, 2013 and 2012

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 17)	Share Premium (Note 17)	Cumulative Translation Adjustment	Equity-settled Compensation	Cash flow hedge	Other reserves	Treasury shares (Note 18 )	Retained Earnings	Subtotal	Non- controlling Interest	Total Shareholders’ Equity
Balance at December 31, 2012	183,331	940,332	(182,929)	17,952	-	(349)	(6)	67,647	1,025,978	65	1,026,043
Loss for the year	-	-	-	-		-	-	(25,828)	(25,828)	(2)	(25,830)
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	-	-	(129,562)	-	-	-	-	-	(129,562)	(13)	(129,575)
Cash flow hedge (1)	-	-	-	-	(15,782)	-	-	-	(15,782)	(5)	(15,787)
Total comprehensive loss for the year	-	-	(129,562)	-	(15,782)	-	-	(25,828)	(171,172)	(20)	(171,192)
Employee share options (Note 18):
- Value of employee services	-	-	-	61	-	-	-	-	61	-	61
- Exercised	-	126	-	(52)	-	-	26	-	100	-	100
- Forfeited	-	-	-	(1,199)	-	-	-	1,199	-	-	-
Restricted shares (Note 18):
- Value of employee services	-	-	-	3,742	-	-	-	-	3,742	-	3,742
- Vested	242	2,721	-	(3,152)	-	179	10	-	-	-	-
- Forfeited	-	-	-	-	-	9	(9)	-	-	-	-
Purchase of own shares (Note 17)	-	(4,107)	-	-	-	-	(982)	-	(5,089)	-	(5,089)
Disposal of interest in joint ventures (Note 11)	-	-	684	-	-	-	-	-	684	-	684
Balance at December 31, 2013	183,573	939,072	(311,807)	17,352	(15,782)	(161)	(961)	43,018	854,304	45	854,349

(1) Net of US$ 8,347 of income tax.

The accompanying notes are an integral part of these consolidated financial statements.

F - 9

Adecoagro S.A.

Consolidated Statements of Changes in Shareholders’ Equity

for the years ended December 31, 2014, 2013 and 2012

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 17)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Cash flow hedge (*)	Other reserves	Treasury shares	Reserve from the sale of non- controlling interests in subsidiaries (Note 14)	Retained Earnings	Subtotal	Non- controlling Interest	Total Shareholders’ Equity

Balance at January 1, 2014	183,573	939,072	(311,807)	17,352	(15,782)	(161)	(961)	-	43,018	854,304	45	854,349
Profit (Loss) for the year	-	-	-	-	-	-	-	-	2,518	2,518	(80)	2,438
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	-	-	(99,822)	-	-	-	-	-	-	(99,822)	(381)	(100,203)
Cash flow hedge	-	-	-	-	(27,282)	-	-	-	-	(27,282)	(5)	(27,287)
Total comprehensive income for the year	-	-	(99,822)	-	(27,282)	-	-	-	2,518	(124,586)	(466)	(125,052)

Employee share options (Note 18)
- Value of employee services	-	-	-	308	-	-	-	-	-	308	-	308
- Exercised	-	955	-	(326)	-	-	210	-	-	839	-	839
- Forfeited	-	-	-	(108)	-	-	-	-	108	-	-	-
Restricted shares (Note 18):										-		-
- Value of employee services	-	-	-	3,559	-	-	-	-	-	3,559	-	3,559
- Vested	-	3,444	-	(4,050)	-	160	446	-	-	-	-	-
- Forfeited	-	-	-	-	-	1	(1)	-	-	-	-	-
Purchase of own shares (Note 17)	-	(10,427)	-	-	-	-	(2,534)	-	-	(12,961)	-	(12,961)
Sale of non-controlling interests in subsidiaries (Note 16)	-	-	15,825	-	-	-	-	25,508	-	41,333	8,010	49,343
Balance at December 31, 2014	183,573	933,044	(395,804)	16,735	(43,064)	-	(2,840)	25,508	45,644	762,796	7,589	770,385

(*) Net of 14,149 of Income Tax.

The accompanying notes are an integral part of these consolidated financial statements.

F - 10

Adecoagro S.A.

Consolidated Statements of Cash Flows

for the years ended December 31, 2014, 2013 and 2012

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2014	2013	2012
Cash flows from operating activities:
Profit / (Loss) for the year		2,438	(25,830)	9,279
Adjustments for:
Income tax expense / (benefit)		6,106	(9,277)	(5,436)
Depreciation	6	89,147	68,934	54,117
Amortization	8	509	468	351
Gain from disposal of farmlands and other assets	28	-	(26,434)	-
Gain from the disposal of other property items	28	(985)	(670)	(882)
Gain from the sale of subsidiaries	28	-	(1,967)	(27,513)
Equity settled share-based compensation granted	27	3,867	3,803	4,138
(Loss) / gain from derivative financial instruments and forwards	28,29	(6,548)	(266)	6,304
Interest and other financial expense, net	29	50,941	45,192	18,948
Initial recognition and changes in fair value of non harvested biological assets (unrealized)	5	15,783	53,456	13,335
Changes in net realizable value of agricultural produce after harvest (unrealized)	5	(1,134)	292	(2,024)
Provision and allowances		355	768	(2,020)
Share of loss from joint venture	10	924	(219)	-
Foreign exchange losses, net	29	9,246	21,087	24,801
Cash flow hedge – transfer from equity	29	12,031	2,560	-
Discontinued operations	11	-	(1,767)	4,040
Subtotal		182,680	130,130	97,438
Changes in operating assets and liabilities:
Increase in trade and other receivables		(38,622)	(35,464)	(39,163)
Increase in inventories		(22,027)	(27,624)	(3,794)
Increase in biological assets		(5,418)	(347)	(5,830)
Decrease in other assets		21	690	10
Increase / (Decrease) in derivative financial instruments		4,493	8,123	(1,467)
Increase in trade and other payables		6,390	23,718	15,309
Increase in payroll and social security liabilities		6,253	3,504	5,784
(Decrease) / Increase in provisions for other liabilities		(179)	(233)	132
Net cash generated from operating activities before taxes paid		133,591	102,497	68,419
Income tax paid		(458)	(417)	(596)
Net cash generated from operating activities		133,133	102,080	67,823

The accompanying notes are an integral part of these consolidated financial statements.

F - 11

Adecoagro S.A.

Consolidated Statements of Cash Flows (Continued)

for the years ended December 31, 2014, 2013 and 2012

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2014	2013	2012
Cash flows from investing activities:
Purchases of property, plant and equipment	6	(207,712)	(128,726)	(218,770)
Purchases of intangible assets	8	(2,098)	(1,376)	(359)
Purchase of cattle and planting cost of non current biological assets		(110,998)	(96,487)	(82,612)
Interest received	29	7,068	6,882	11,249
Proceeds from sale of property, plant and equipment		1,024	2,594	851
Proceeds from sale of farmland and other assets	16	-	31,052	15,703
Proceeds from disposal of subsidiaries	16	1,318	12,078	10,208
Investment in joint ventures	10	(1,372)	(4,164)	-
Payment of seller financing arising on subsidiaries acquired		(684)	(1,555)	(33,485)
Proceeds from sales of financial assets	16	-	13,066	-
Discontinued operations	11	-	5,100	(3,000)
Net cash used in investing activities		(313,454)	(161,536)	(300,215)

Cash flows from financing activities:
Net proceeds from the sale of non-controlling interest in subsidiaries	16	49,343	-	-
Proceeds from equity settled shared-based compensation exercised		839	99	218
Proceeds from long-term borrowings	21	180,048	322,763	230,601
Payments of long-term borrowings	21	(177,027)	(113,750)	(79,781)
Interest paid		(48,899)	(45,972)	(34,587)
Proceeds from short-term borrowings	21	152,216	42,189	174,684
Payments of short-term borrowings	21	(70,239)	(95,556)	(157,627)
Purchase of own shares	17	(12,992)	(5,102)	-
Net cash generated from financing activities		73,289	104,671	133,508
Net (decrease) / increase in cash and cash equivalents		(107,032)	45,215	(98,884)
Cash and cash equivalents at beginning of year		232,147	218,809	330,546
Effect of exchange rate changes on cash and cash equivalents		(11,320)	(31,877)	(12,853)
Cash and cash equivalents at end of year		113,795	232,147	218,809

The accompanying notes are an integral part of these consolidated financial statements.

F - 12

Adecoagro S.A.

Notes to the Consolidated Financial Statements

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

1.	General information

Adecoagro S.A. (the “Company” or “Adecoagro”) is the Group’s ultimate parent company and is a société anonyme (stock corporation) organized under the laws of the Grand Duchy of Luxembourg. Adecoagro is a holding company primarily engaged through its operating subsidiaries in agricultural and agro-industrial activities. The Company and its operating subsidiaries are collectively referred to hereinafter as the “Group”. These activities are carried out through three major lines of business, namely, Farming; Sugar, Ethanol and Energy and Land Transformation. Farming is further comprised of three reportable segments, which are described in detail in Note 5 to these consolidated financial statements.

Adecoagro is a Public Company listed in the New York Stock Exchange as a foreign registered company under the symbol of AGRO.

These consolidated financial statements have been approved for issue by the Board of Directors on March 17, 2015.

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

The Group has revised its cash flow disclosures to present short-term borrowings activity on a gross basis.

 (a) Standards, amendments and interpretations to existing standards effective and adopted by the Group in 2014

The following standards, amendments and interpretations to existing standards have been published and were mandatory for the Group as of January 1, 2014:

In December 2011, the IASB issued amendment to IAS 32, ‘Financial instruments: Presentation’ on offsetting financial assets and financial liabilities. This amendment clarifies that the right of set-off must not be contingent on a future event. It must also be legally enforceable for all counterparties in the normal course of business, as well as in the event of default, insolvency or bankruptcy. The amendment also considers settlement mechanisms. The amendment did not have a significant effect on the group financial statements.

In May 2013, the IASB issued amendments to IAS 36, ‘Impairment of assets’, on the recoverable amount disclosures for non-financial assets. This amendment removed certain disclosures of the recoverable amount of CGUs which had been included in IAS 36 by the issue of IFRS 13.

The accompanying notes are an integral part of these consolidated financial statements.

F - 13

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.1.	Basis of preparation and presentation (continued)

In May 2013, the IASB issued IFRIC 21, ‘Levies’, which sets out the accounting for an obligation to pay a levy if that liability is within the scope of IAS 37 ‘Provisions’. The interpretation addresses what the obligating event is that gives rise to pay a levy and when a liability should be recognized. The Group is not currently subjected to significant levies so the impact on the Group is not material.

Other standards, amendments and interpretations which are effective for the financial year beginning on 1 January 2014 are not material to the Group.

 (b) Standards, amendments and interpretations to existing standards that are not yet effective

Below is a description of the standards, amendments and interpretations issued by the IASB to existing standards that have been issued and are mandatory for the Group’s fiscal periods beginning after January 1, 2014 and which have not been early adopted by the Group:

In May 2014, the IASB issued IFRS 15, “Revenue from contracts with customers”, which deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognised when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18 ‘Revenue’ and IAS 11 ‘Construction contracts’ and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2017 and earlier application is permitted. The Group is currently assessing the impact IFRS 15 may have on the financial position and results of operations of the Group.

In June 2014, the IASB issued amendments to IAS 16 “Property, plant and equipment” and IAS 41 “Agriculture”, in relation to bearer plants. The amendments define a bearer plant and exclude them from the scope of IAS 41 and include them within the scope of IAS 16. The amendments shall be applied for annual periods beginning on or after January 1, 2016, with earlier application permitted. The Group is currently analysing the resulting effects on the Group’s results of operations, financial position or cash flows.

In July 2014 the IASB published the final version of IFRS 9 Financial Instrument which replaces earlier versions of IFRS 9 and completes the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortised cost, fair value through OCI and fair value through P&L. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in OCI not recycling. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. IFRS 9 relaxes the requirements for hedge effectiveness by replacing the bright line hedge effectiveness tests. It requires an economic relationship between the hedged item and hedging instrument and for the ‘hedged ratio’ to be the same as the one management actually use for risk management purposes. Contemporaneous documentation is still required but is different to that currently prepared under IAS 39. The standard is effective for accounting periods beginning on or after January 1, 2018. Early adoption is permitted. The Group is yet to assess IFRS 9’s full impact.

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Group.

The accompanying notes are an integral part of these consolidated financial statements.

F - 14

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

(a) Subsidiaries

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date that control commences and deconsolidated from the date that control ceases.

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

F - 15

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

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income, in the line Item “Finance income” or “Finance cost”, as appropriate.

The accompanying notes are an integral part of these consolidated financial statements.

F - 16

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

F - 17

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.6.	Investment property

Investment property consists of farmland for rental or for capital appreciation and not used in production or for sale in the ordinary course of business. Investment property is measured at cost less accumulated depreciation and any impairment losses if any. Rental income from investment property is recognized in the income statement on a straight line basis over the lease term.

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

The accompanying notes are an integral part of these consolidated financial statements.

F - 18

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

The accompanying notes are an integral part of these consolidated financial statements.

F - 19

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.11.	Biological assets (continued)

Therefore, the fair value of biological assets is generally derived from the expected discounted cash flows of the related agricultural produce. The fair value of the agricultural produce at the point of harvest is generally derived from market determined prices. A general description of the determination of fair values based on the Company’s business segments follow:

•	Growing crops:

Growing crops, for which biological transformation is not significant, are measured at cost, which approximates fair value. Expenditure on growing crops includes land preparation expenses and other direct expenses incurred during the sowing period including labor, seedlings, agrochemicals and fertilizers among others.

Otherwise, biological assets are measured at fair value less estimated point-of-sale costs at initial recognition and at any subsequent period. Point-of-sale costs include all costs that would be necessary to sell the assets

The fair value of growing crops excluding sugarcane and coffee is measured based on a formula, which takes into consideration the estimated crop yields, estimated market prices and costs, and discount rates. Yields are determined based on several factors including location of farmland, environmental conditions and other restrictions and growth at the time of measurement. Yields are multiplied by sown hectares to determine the estimated tons of crops to be obtained. The tons are then multiplied by a net cash flow determined at the future crop prices less the direct costs to be incurred. This amount is discounted at a discount rate, which reflects current market assessments of the assets involved and the time value of money.

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

Coffee trees, for which biological growth is not significant, are valued at cost, which approximates fair value. Expenditure on coffee trees planting includes land preparation expenses and other direct expenses incurred during the sowing period including labor, seedlings, agrochemicals and fertilizers among others. When they have attained  significant biological growth, they are valued at fair value through a discounted cash flow model. Revenues are based on estimated yearly coffee production volumes and the price is calculated as the average of daily prices for coffee future contracts (Coffee ICE-NY contracts) for a six months period. Projected costs include maintenance, pruning, land leasing, harvesting and coffee treatment. These estimates are discounted at an appropriate discount rate.

•	Sugarcane:

The fair value of sugarcane depends on the variety, location and maturity of the plantation. The sugarcanes are accounted for as plantations and are felled after their optimum economic age for use has expired, generally five years.

Sugarcane, for which biological growth is not significant, is valued at cost, which approximates fair value. Expenditure on sugarcane consists mainly of land preparation expenses and other direct expenses incurred during the sowing period including labor, seedlings, agrochemicals and fertilizers among others.  When it has attained significant biological growth, it is measured at fair value through a discounted cash flow model. Revenues are based on estimated yearly production volume (which will be destined to sugar, ethanol, energy and raw cane production) and the price is calculated as the average of daily prices for sugar future contracts (Sugar #11 ICE-NY contracts) for a six months period. Projected costs include maintenance, land leasing, harvesting and transportation. These estimates are discounted at an appropriate discount rate.

The accompanying notes are an integral part of these consolidated financial statements.

F - 20

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.12.	Inventories

Inventories comprise of raw materials, finished goods (including harvested agricultural produce and manufactured goods) and others.

Harvested agricultural produce (except for rice and milk) are measured at net realizable value until the point of sale because there is an active market in the produce, there is a negligible risk that the produce will not be sold and there is a well-established practice in the industry carrying the inventories at net realizable value. Changes in net realizable value are recognized in the statement of income in the period in which they arise under the line item “Changes in net realizable value of agricultural produce after harvest”.

All other inventories (including rice and milk) are measured at the lower of cost and net realizable value. Cost is determined using the weighted average method.

2.13.	Financial assets

Financial assets are classified in the following categories: at fair value through profit or loss and loans and receivables. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition (see Note 12).

(a) Recognition and measurement

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

(b) Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously. This right must not be contingent on future events and must be enforceable in any case.

The accompanying notes are an integral part of these consolidated financial statements.

F - 21

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

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the statement of income. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the statement of income.

2.15.	Trade and other receivables

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less allowance for trade receivables.

An allowance for trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Such evidence includes significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against selling expenses in the statement of income.

The accompanying notes are an integral part of these consolidated financial statements.

F - 22

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

2.17.	Trade and other payables

Trade payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.

2.18.	Borrowings

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

The current income tax charge is calculated on the basis of the tax laws enacted at the date of the statement of financial position in the countries where the Group’s subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) effective in the countries where the Group’s subsidiaries operate and generate taxable income..

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

The accompanying notes are an integral part of these consolidated financial statements.

F - 23

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.21.	Current and deferred income tax (continued)

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

The Group’s agro-industrial activities comprise the selling of manufactured products (i.e. industrialized rice, milk-related products, ethanol, sugar, energy, among others). Theses sales are measured at the fair value of the consideration received or receivable, net of returns and allowances, trade and other discounts, and sales taxes, as applicable.  Revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, and there is no continuing management involvement with the goods.  Transfers of risks and rewards vary depending on the individual terms of the contract of sale.

The Group also provides certain agricultural-related services such as grain warehousing/conditioning and other services, e.g. handling and drying services. Revenue from services is recognized as services are provided.

The Group leases owned farmland property to third parties under operating lease agreements. Rental income is recognized on a straight-line basis over the period of the lease.

The Group is a party to a 10-year power agreement for the sale of electricity. The delivery period starts in May and ends in November of each year. The Group is also a party to two 15-year power agreements which delivery period starts in March and ends in December of each year. Prices under all the agreements are adjusted annually for inflation.  Revenue related to the sale of electricity under these two agreements is recorded based upon output delivered.

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

The accompanying notes are an integral part of these consolidated financial statements.

F - 24

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

Basic earnings per share is calculated by dividing the net income for the year attributable to equity holders of the parent by the weighted average number of ordinary shares outstanding during the year. Diluted net earnings per share is computed by dividing the net income for the period by the weighted average number of ordinary shares outstanding, and when dilutive, adjusted for the effect of all potentially dilutive shares, including share options, on an as-if converted basis.

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

The Group’s approach to the identification, assessment and mitigation of risk is carried out by a Risk and Commercial Committee, which focuses on timely and appropriate management of risk. This Committee has overall accountability for the identification and management of risk across the Group.

The accompanying notes are an integral part of these consolidated financial statements.

F - 25

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

A significant majority of the Group’s business activities is conducted in the respective functional currencies of the subsidiaries (primarily the Brazilian Reais and the Argentine Peso). However, the Group may transact in currencies other than the respective functional currencies of its subsidiaries mainly the US dollars. As such, these subsidiaries may hold US dollar denominated  monetary balances at each year-end as indicated in the tables below.

The Group’s net financial position exposure to the US dollar is managed on a case-by-case basis, partly by hedging certain expected cash flows with foreign exchange derivative contracts.

The following tables show the net monetary position of the respective subsidiaries within the Group categorized by functional currency. Non-US dollar amounts are presented in US dollars for purpose of these tables.

	2014
	Subsidiaries’ functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Argentine Peso	(24,585)	-	-	-	(24,585)
Brazilian Reais	-	(348,760)	-	-	(348,760)
US Dollar	(55,098)	(241,033)	28,603	85,165	(182,363)
Uruguayan Peso	-	-	(753)	-	(753)
Total	(79,683)	(589,793)	27,850	85,165	(556,461)

	2013
	Subsidiaries’ functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Argentine Peso	(45,397)	-	-	-	(45,397)
Brazilian Reais	-	(297,547)	-	-	(297,547)
US Dollar	(71,582)	(159,503)	27,759	110,533	(92,793)
Uruguayan Peso	-	-	(971)	-	(971)
Total	(116,979)	(457,050)	26,788	110,533	(436,708)

The Group’s analysis shown on the tables below is carried out based on the exposure of each functional currency subsidiary against the US dollar. The Group estimated that, other factors being constant, a hypothetical 10% appreciation of the US dollar against the respective functional currencies for the years ended December 31, 2014would have decreased the Group’s Profit Before Income Tax for the year. For the year ended December 31, 2013, the Group estimated that, other factors being constant, a 10% appreciation of the US dollar against the respective functional currencies would have increased the Group’s Loss Before Income Tax for the year. A 10% depreciation of the US dollar against the functional currencies would have an equal and opposite effect on the income statement. A portion of this effect would be recognized as other comprehensive income since a portion of the Company’s borrowings was used as cash flow hedge of the foreign exchange rate risk of a portion of its highly probable future sales in US dollars (see Hedge Accounting - Cash Flow Hedge below for details).

The accompanying notes are an integral part of these consolidated financial statements.

F - 26

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

		Functional currency
	Net monetary position	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
2014	US Dollar	(5,510)	(24,103)	2,860	-	(26,753)
2013	US Dollar	(7,158)	(15,951)	2,776	-	(20,333)

The tables above only consider the effect of a hypothetical appreciation / depreciation of the US dollars on the Group’s net financial position. A hypothetical appreciation / depreciation of the US dollar against the functional currencies of the Group’s subsidiaries has historically had a positive / negative effect, respectively, on the fair value of the Group’s biological assets and the end prices of the Group’s agriculture produce, both of which are generally linked to the US dollar.

Hedge Accounting - Cash Flow Hedge

Effective July 1, 2013,  the Group formally documented and designated cash flow hedging relationships to hedge the foreign exchange rate risk of a portion of its highly probable future sales in US dollars using a portion of its borrowings denominated in US dollars, currency forwards and foreign currency floating-to-fixed interest rate swaps.

Principal amounts of long-term borrowings (non-derivative financial instruments) and notional values of foreign currency forward contracts (derivative financial instruments) were designated as hedging instruments. These instruments are exposed to Brazilian Reais/ US dollar foreign currency risks related to the operations in Brazil and to Argentine Peso/ US dollar foreign currency risks related to the operations in Argentina. As of December 31, 2014 and 2013, approximately 20.3% and 23.6%, respectively, of projected sales qualify as highly probable forecast transactions for hedge accounting purposes and were designated as hedged items.

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

The Company expects that the cash flows will occur and affect profit or loss between 2015 and 2020.

For the year ended December 31, 2014, a total amount before income tax of US$ 53,467 was recognized in other comprehensive income and an amount of US$ (12,031) loss was reclassified from equity to profit or loss within “Financial results, net”.

•	Raw material price risk

Inflation in the costs of raw materials and goods and services from industry suppliers and manufacturers presents risks to project economics. A significant portion of the Group’s cost structure includes the cost of raw materials primarily seeds, fertilizers and agrochemicals, among others. Prices for these raw materials may vary significantly.

The accompanying notes are an integral part of these consolidated financial statements.

F - 27

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

As of December 31, 2014, cash and cash equivalents of the Group totaled U$S 113.8 million, which could be used for managing liquidity risk.

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

At 31 December 2014	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 Years	Total
Trade and other payables	73,247	583	1,582	226	75,638
Borrowings (excluding finance lease liabilities)	243,811	200,364	249,912	113,446	807,533
Finance leases	373	291	48	-	712
Derivative financial instruments	13,860	39	-	-	13,899
Total	331,291	201,277	251,542	113,672	897,782

The accompanying notes are an integral part of these consolidated financial statements.

F - 28

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

At 31 December 2013	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 Years	Total
Trade and other payables	86,962	587	2,091	268	89,908
Borrowings (excluding finance lease liabilities)	190,244	176,826	296,639	111,536	775,245
Finance leases	405	248	163	-	816
Derivative financial instruments	12,600	-	-	-	12,600
Total	290,211	177,661	298,893	111,804	878,569

•	Interest rate risk

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

The analysis for the year ended December 31, 2014 and 2013 is as follows:

	2014
	Subsidiaries’ functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
Fixed rate:
Argentine Peso	14,799	-	-	14,799
Brazilian Reais	-	233,315	-	233,315
US Dollar	27,625	48,003	12,005	87,633
Subtotal Fixed-rate borrowings	42,424	281,318	12,005	335,747
Variable rate:
Brazilian Reais	-	129,418	-	129,418
US Dollar	26,226	206,535	-	232,761
Subtotal Variable-rate borrowings	26,226	335,953	-	362,179
Total borrowings as per analysis	68,650	617,271	12,005	697,926
Finance leases	580	-	-	580
Total borrowings as per statement of financial position	69,230	617,271	12,005	698,506

The accompanying notes are an integral part of these consolidated financial statements.

F - 29

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

	2013
	Subsidiaries’ functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
Fixed rate:
Argentine Peso	30,426	-	-	30,426
Brazilian Reais	-	184,958	-	184,958
US Dollar	35,279	15,424	15	50,718
Subtotal Fixed-rate borrowings	65,705	200,382	15	266,102
Variable rate:
Brazilian Reais	-	187,071	-	187,071
US Dollar	38,351	167,868	-	206,219
Subtotal Variable-rate borrowings	38,351	354,939	-	393,290
Total borrowings as per analysis	104,056	555,321	15	659,392
Finance leases	710	29	-	739
Total borrowings as per statement of financial position	104,766	555,350	15	660,131

For the years ended December 31, 2014, if interest rates on floating-rate borrowings had been 1% higher with all other variables held constant, the Group’s Profit Before Income Tax for the years would have  decreased as shown below. A 1% decrease in interest rates would have an equal and opposite effect on the income statement.

For the year ended December 31, 2013, if interest rates on floating-rate borrowings had been 1% higher with all other variables held constant, the Group’s Loss Before Income Tax for the year would have increased as shown below. A 1% decrease in interest rates would have an equal and opposite effect on the income.

	2014
	Subsidiaries’ functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
Variable rate:
Brazilian Reais	-	(1,294)	-	(1,294)
US Dollar	(262)	(2,066)	-	(2,328)
Total effects on Profit Before Income Tax	(262)	(3,360)	-	(3,622)

	2013
	Subsidiaries’ functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
Variable rate:
Brazilian Reais	-	(1,871)	-	(1,871)
US Dollar	(384)	(1,679)	-	(2,063)
Total effects on Profit Before Income Tax	(384)	(3,550)	-	(3,934)

 The accompanying notes are an integral part of these consolidated financial statements.

F - 30

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

The Group’s exposures to credit risk takes the form of a loss that would be recognized if counterparties failed to, or were unable to, meet their payment obligations. These risks may arise in certain agreements in relation to amounts owed for physical product sales, the use of derivative instruments, and the investment of surplus cash balances. The Group is also exposed to political and economic risk events, which may cause non-payment of foreign currency obligations to the Group..

The Group’s policy is to manage credit exposure to trading counterparties within defined trading limits. All of the Group’s significant counterparties are assigned internal credit limits.

The Group sells manufactured products, agricultural products and offers services to a large base of customers. Type and class of customers may differ depending on the Group’s business segments. For the years ended December 31, 2014 and 2013, more than 94% and 78%, respectively, of the Group’s sales of crops were sold to 41 and 35 well-known customers (both multinational and local) with good credit history with the Group.  In the Sugar, Ethanol and Energy segment, sales of ethanol were concentrated in 15 and 21 customers, which represented 79% and 94% of total sales of ethanol for the years ended December 31, 2014 and 2013, respectively. Approximately 96% and 83% of the Group’s sales of sugar were concentrated in 6 well-known traders for the years ended December 31, 2014 and 2013, respectively. The remaining 25% and 17%, which mainly relates to “crystal sugar”, were dispersed among several customers. In 2014 and 2013, energy sales are 86% and 95% concentrated in 5 and 4 major customers. In the dairy segment, 72% and 55% of the sales were concentrated in 9 and 4 well-known customers in 2014 and 2013, respectively.

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

The Group is exposed to counterparty credit risk on cash and cash equivalent balances. The Group holds cash on deposit with a number of financial institutions. The Group manages its credit risk exposure by limiting individual deposits to clearly defined limits. The Group only deposits with high quality banks and financial institutions. The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents in the statement of financial position. As of December 31, 2014 and 2013, the total amount of cash and cash equivalents mainly comprise cash in banks and short-term bank deposits. The Group is authorized to transact with banks rated “BBB+” or higher. As of December 31, 2014 and 2013, 2 and 7 banks (primarily HSBC and Rabobank) accounted for more than 87% and 85%, respectively, of the total cash deposited. The remaining amount of cash and cash equivalents relates to cash in hand. Additionally, during the year ended December 31, 2014, the Group invested in fixed-term bank deposits with mainly two banks (Banco do Brasil and ABC Brasil) and also entered into derivative contracts (currency forward). The Group does not have investment in securities or other financial instruments for which risk may have increased due to the financial credit crisis. The Group’s exposure of credit risk arising from cash and cash equivalents is set out in Note 15.

The accompanying notes are an integral part of these consolidated financial statements.

F - 31

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

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, it may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt. Consistent with others in the industry, the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as total debt (including current and non-current borrowings as shown in the consolidated statement of financial position, if applicable) divided by total capital. Total capital is calculated as equity, as shown in the consolidated statement of financial position, plus total debt. During the year ended December 31, 2014, the strategy was to maintain the gearing ratio within 0.18 to 0.50, as follows:

	2014	2013
Total Debt	698,506	660,131
Total Equity	770,385	854,349
Total Capital	1,468,891	1,514,480
Gearing Ratio	0.48	0.44

•	Derivative financial instruments

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

F - 32

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

The following tables show the outstanding positions for each type of derivative contract as of the date of each statement of financial position:

•	Futures/ options

As of December 31, 2014:

	2014
Type of derivative contract	Quantities (thousands) (**)	Notional amount	Fair Value Asset/ (Liability)	(Loss)/Gain (*)
Futures:
Sale
Corn	192	28,269	(2,556)	(2,556)
Soybean	231	71,207	(439)	(439)
Wheat	20	3,879	(244)	(244)
Sugar	155,103	58,965	5,691	(3,814)
Options:
Buy put
Corn	16	780	437	(343)
Sugar	50,803	18,028	681	(693)
Sell call
Corn	13	(360)	(289)	71
Total	206,378	180,768	3,281	(8,018)

As of December 31, 2013:

	2013
Type of derivative contract	Quantities (thousands) (**)	Notional amount	Fair Value Asset/ (Liability)	(Loss)/Gain (*)
Futures:
Sale
Corn	19	3,054	22	22
Soybean	74	26,092	310	310
Wheat	89	15,883	859	859
Sugar	138	53,518	2,187	2,187
OTC:
Soybean	14	6,400	190	190
Options:
Buy put
Soybean	38	348	534	186
Sell call
Soybean	1	(7)	(7)	-
Sell put
Soybean	51	(160)	(190)	(30)
Total	424	105,128	3,905	3,724

(*) Included in the line item “Gain from commodity derivative financial instruments” of Note 28.

(**) All quantities expressed in tons except otherwise indicated.

Commodity future contract fair values are computed with reference to quoted market prices on future exchanges.

The accompanying notes are an integral part of these consolidated financial statements.

F - 33

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

•	Floating-to-fixed interest rate swaps

In May 2012, the Group entered into a US$ 60 million floating-to-fixed interest rate forward swap expiring November 15, 2016 expecting to hedge against the variability of the cash flows of the new IDB Tranche B facility (see Note 21). The redefined facility comprises a five-year US$ 60 million loan bearing interest at 180-day LIBOR plus 4.45% per annum (fixed interest rate: 5.70%).

The Group did not apply hedge accounting to any of these agreements. As of December 31, 2014 and 2013, the Group recorded a liability of US$ 0.07 million and US$ 0.60 million, respectively, the estimated fair value of the outstanding swaps at those dates.

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

In June 2012 the Group’s subsidiary in Brazil, Adecoagro Vale do Ivinhema entered into a Reais 230 million syndicated loan with Rabobank International Brasil, BGT Pactual, HSBC and Votorantim. The loan bears interest at a variable rate of CDI plus 3.60% per annum. At same moment and with same banks, the Company entered into a swap operation, which intention is to effectively convert the  principal amount and interest rate denominated in Reais, to a principal amount an interest rate denominated in US$, plus a fixed rate of 7.70% per annum. The swap expires according to the due dates of the loan, until December 2015. As of December 31, 2014 and 2013, the Group recorded a liability of US$ 9.44 and US$ 10.06 million representing the estimated fair value of the swap as of that date.

•	Currency forward

During the years ended December 31, 2014, 2013 and 2012, the Group entered into several currency forward contracts with Brazilian banks in order to hedge the fluctuation of the Brazilian Reais against the US Dollar for a total aggregate amount of US$ 25.5 million, US$ 12.5 million, and US$ 56.9 million, respectively. The currency forward contract entered in 2014 and outstanding as of December 31, 2014 has maturity date in January 2015. The outstanding contracts resulted in recognition of a gain of US$ 0.2 million in 2014 and of a loss of US$ 3.1 million in 2013. Gains and losses on currency forward contracts are included within “Financial results, net” in the statement of income.

During the year ended on December 2014, the Group entered into several currency forward contracts with Argentinian banks in order to hedge the fluctuation of the Argentinean peso against US Dollar for a total notional amount of US$ 26.7 million. The currency forward contracts maturity date is between April 2014 and October 2014. The outstanding contracts resulted in the recognition of a loss/gain amounting to US$ 0.48 million in 2014. Gain and losses on currency forward contracts are included within “Financial results, net” in the statement of income.

During the year ended on December 2014, the Group entered into several currency forward contracts in order to hedge the fluctuation of the US Dollar against Euro for a total notional amount of US$ 9,5 million. The currency forward contracts maturity date is between March 2015 and June 2015. The outstanding contracts resulted in the recognition of a loss/gain amounting to US$ 0.3 million in 2014. Gain and losses on currency forward contracts are included within “Financial results, net” in the statement of income.

The accompanying notes are an integral part of these consolidated financial statements.

F - 34

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

Farmlands may be used for different activities that may generate independent cash flows. Generally, each separate farmland business within Argentina and Uruguay are treated as single CGUs. Otherwise, when farmland businesses are used for more than one segment activity (i.e. crops and cattle or rental income), the farmland is further subdivided into two or more CGUs, as appropriate, for purposes of impairment testing. For its properties in Brazil, management identified a farmland together with its related mill as separate CGUs.

The accompanying notes are an integral part of these consolidated financial statements.

F - 35

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.	Critical accounting estimates and judgments (continued)

Based on these criteria, management identified a total amount of thirty-eight CGUs as of September 30, 2014 and forty-one CGUs as of September 30, 2013.

As of September 30, 2014 and 2013, due to the fact that there were no impairment indicators, the Group only tested those CGUs with allocated goodwill in Argentina, Brazil and Uruguay.

CGUs tested based on a fair-value-less-costs-to-sell model at September 30, 2014 and 2013:

As of September 30, 2014, the Group identified 10 CGUs in Argentina and Uruguay (2013: 10 CGUs) to be tested based on this model (all CGUs with allocated goodwill). Estimating the fair value less costs-to-sell is based on the best information available, and refers to the amount at which the CGU could be bought or sold in a current transaction between willing parties. In calculating the fair value less costs-to-sell, management may be assisted by the work of external advisors. When using this model, the Group applies the “sales comparison approach” as its method of valuing most properties. This method relies on results of sales of similar agricultural properties to estimate the value of the CGU. This approach is based on the theory that the fair value of a property is directly related to the selling prices of similar properties.

Fair values are determined by extensive analysis which includes current and potential soil productivity of the land projected margins derived from soil use, rental value obtained for soil use, if applicable, and other factors such as climate and location. Farmland ratings are established by considering such factors as soil texture and quality, yields, topography, drainage and rain levels. Farmland may contain farm outbuildings. A farm outbuilding is any improvement or structure that is used for farming operations.  Outbuildings are valued based on their size, age and design.

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

The following table shows only the 10 CGUs (2013: 10 CGUs) where goodwill was allocated at each period end and the corresponding amount of goodwill allocated to each one:

CGU / Operating segment / Country	September 30, 2014	September 30, 2013
La Carolina / Crops / Argentina	20	30
La Carolina / Cattle / Argentina	76	111
El Orden / Crops / Argentina	75	109
El Orden / Cattle / Argentina	43	63
La Guarida / Crops / Argentina	1,152	1,677
La Guarida / Cattle / Argentina	182	265
Los Guayacanes / Crops / Argentina	929	1,349
Doña Marina / Rice / Argentina	3,275	4,765
Huelen / Crops / Argentina	3,669	5,339
El Colorado / Crops / Argentina	1,852	2,694
Closing net book value of goodwill allocated to CGUs tested (Note 8)	11,273	16,402
Closing net book value of PPE items and other assets allocated to CGUs tested	55,014	80,385
Total assets allocated to CGUs tested	66,287	96,787

The accompanying notes are an integral part of these consolidated financial statements.

F - 36

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.	Critical accounting estimates and judgments (continued)

Based on the testing above, the Group determined that none of the CGUs, with allocated goodwill, were impaired at September 30, 2014 and 2013.

CGUs tested based on a value-in-use model at September 30, 2014 and 2013:

As of September 30, 2014, the Group identified 3 CGUs  (2013: 3 CGUs) in Brazil to be tested base on this model (all CGUs with allocated goodwill). In performing the value-in-use calculation, the Group applied pre-tax rates to discount the future pre-tax cash flows. In each case, these key assumptions have been made by management reflecting past experience and are consistent with relevant external sources of information, such as appropriate market data.

The key assumptions used by management in the value-in-use calculations which are considered to be most sensitive to the calculation are:

Key Assumptions	September 30, 2014	September 30, 2013
Financial projections	Covers 4 years for UMA	Covers 4 years for UMA
	Cover 8 years for AVI	Covers 8 years for AVI
Yield average growth rates	0-3%	0-3%
Future pricing increases	3% per annum	3% per annum
Future cost increases	3% per annum	3% per annum
Discount rates	7%	7,65%
Perpetuity growth rate	4,5%	4,5%

The following table shows only the 3 CGUs where goodwill was allocated at each period end and the corresponding amount of goodwill allocated to each one:

CGU/ Operating segment	September 30, 2014	September 30, 2013
AVI / Sugar, Ethanol and Energy	6,479	7,121
UMA / Sugar, Ethanol and Energy	2,430	2,671
UMA (f.k.a. Alfenas Café Ltda) / Coffee	913	1,017
Closing net book value of goodwill allocated to CGUs tested (Note 8)	9,822	10,809
Closing net book value of PPE items and other assets allocated to CGUs tested	609,266	559,332
Total assets allocated to 3 CGUs tested	619,088	570,141

Based on the testing above, the Group determined that none of the CGUs, with allocated goodwill, were impaired at September 30, 2014 and 2013.

Management views these assumptions as conservative and does not believe that any reasonable change in the assumptions (10%) would cause the carrying value of these CGU’s to exceed the recoverable amount.

The accompanying notes are an integral part of these consolidated financial statements.

F - 37

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

The key assumptions discussed above are highly sensitive. Reasonable shifts in assumptions including but not limited to increases or decreases in prices, costs and discount factors used would result in a significant increase or decrease to the fair value of biological assets. In addition, cash flows are projected over a number of years and based on estimated production. Estimates of production in themselves are dependent on various assumptions, in addition to those described above, including but not limited to several factors such as location, environmental conditions and other restrictions. Changes in these estimates could materially impact on estimated production, and could therefore affect estimates of future cash flows used in the assessment of fair value (see Note 9).

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

The accompanying notes are an integral part of these consolidated financial statements.

F - 38

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

The Group operates in three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation. As from January 1, 2014 the Group’s management does not consider its Coffee and Cattle businesses to be of continuing significance and they do not meet the quantitative threshold for disclosure.  The Coffee and Cattle businesses are now presented within “Farming – All Other Segments” and prior year disclosures have been recast to conform to this presentation.

The Group operates in three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation.

•	The Group’s ‘Farming’ is further comprised of five reportable segments:

•	The Group’s ‘Crops’ Segment consists of planting, harvesting and sale of grains, oilseeds and fibers (including wheat, corn, soybeans, cotton and sunflowers, among others), and to a lesser extent the provision of grain warehousing/conditioning and handling and drying services to third parties. Each underlying crop in this segment does not represent a separate operating segment. Management seeks to maximize the use of the land through the cultivation of one or more type of crops. Types and surface amount of crops cultivated may vary from harvest year to harvest year depending on several factors, some of them out of the Group´s control. Management is focused on the long-term performance of the productive land, and to that extent, the performance is assessed considering the aggregated combination, if any, of crops planted in the land. A single manager is responsible for the management of operating activity of all crops rather than for each individual crop.

•	The Group’s ‘Rice’ Segment consists of planting, harvesting, processing and marketing of rice;

•	The Group’s ‘Dairy’ Segment consists of the production and sale of raw milk,

•	The Group’s ‘All Other Segments’ consists of the aggregation of the remaining non-reportable operating segments, which do not meet the quantitative thresholds for disclosure and for which the Group’s management does not consider them to be of continuing significance as from January 1, 2014, namely, Coffee and Cattle.

•	The Group’s ‘Sugar, Ethanol and Energy’ Segment consists of cultivating sugarcane which is processed in owned sugar mills, transformed into ethanol, sugar and electricity and marketed;

•	The Group’s ‘Land Transformation’ Segment comprises the (i) identification and acquisition of underdeveloped and undermanaged farmland businesses; and (ii) realization of value through the strategic disposition of assets (generating profits).

The measurement principles for the Group’s segment reporting structure are based on the IFRS principles adopted in the consolidated financial statements. ..

The following table presents information with respect to the Group’s reportable segments. Certain other activities of a holding function nature not allocable to the segments are disclosed in the column ‘Corporate’.

The accompanying notes are an integral part of these consolidated financial statements.

F - 39

 Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Segment information (continued)

Segment analysis for the year ended December 31, 2014

	Farming					Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	All other segments	Farming subtotal
Sales of manufactured products and services rendered	189	101,336	2,948	1,525	105,998	407,129	-	-	513,127
Cost of manufactured products sold and services rendered	-	(81,853)	(3,014)	(842)	(85,709)	(249,733)	-	-	(335,442)
Gross Profit from Manufacturing Activities	189	19,483	(66)	683	20,289	157,396	-	-	177,685
Sales of agricultural produce and biological assets	177,473	2,346	30,020	-	209,839	-	-	-	209,839
Cost of agricultural produce sold and direct agricultural selling expenses	(177,473)	(2,346)	(30,020)	-	(209,839)	-	-	-	(209,839)
Initial recognition and changes in fair value of biological assets and agricultural produce	40,267	8,559	9,891	179	58,896	(31,751)	-	-	27,145
Changes in net realizable value of agricultural produce after harvest	3,401	-	-	-	3,401	-	-	-	3,401
Gross Profit / (loss) from Agricultural Activities	43,668	8,559	9,891	179	62,297	(31,751)	-	-	30,546
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	43,857	28,042	9,825	862	82,586	125,645	-	-	208,231
General and administrative expenses	(4,343)	(3,218)	(1,554)	(166)	(9,281)	(22,054)	-	(21,360)	(52,695)
Selling expenses	(4,201)	(14,367)	(596)	(29)	(19,193)	(57,815)	-	(1,856)	(78,864)
Other operating income, net	356	480	437	(190)	1,083	10,911	-	(17)	11,977
Share of loss of joint ventures	(924)	-	-	-	(924)	-	-	-	(924)
Profit / (loss) from Operations Before Financing and Taxation	34,745	10,937	8,112	477	54,271	56,687	-	(23,233)	87,725

Reserve from the sale of non-controlling interests in subsidiaries (see Note 16)	-	-	-	-	-	-	25,508	-	25,508
Depreciation and amortization	(1,926)	(3,261)	(1,551)	(398)	(7,136)	(82,520)	-	-	(89,656)
Initial recognition and changes in fair value of biological assets (unrealized)	(912)	(3,571)	1,127	542	(2,814)	(14,325)	-	-	(17,139)
Initial recognition and changes in fair value of agricultural produce (unrealized)	3,737	1,231	-	(363)	4,605	(3,249)	-	-	1,356
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	37,442	10,899	8,764	-	57,105	(14,177)	-	-	42,928
Changes in net realizable value of agricultural produce after harvest (unrealized)	1,134	-	-	-	1,134	-	-	-	1,134
Changes in net realizable value of agricultural produce after harvest (realized)	2,267	-	-	-	2,267	-	-	-	2,267

Property, plant and equipment, net	118,865	45,960	15,711	15,045	195,581	581,324	-	-	776,905
Investment property	-	-	-	6,675	6,675	-	-	-	6,675
Goodwill	7,241	3,228	-	1,482	11,951	8,221	-	-	20,172
Biological assets	31,012	23,875	9,182	2,193	66,262	274,970	-	-	341,232
Investment in joint ventures	2,752	-	-	-	2,752	-	-	-	2,752
Inventories	37,056	11,077	2,619	-	50,752	54,167	-	-	104,919
Total segment assets	196,926	84,140	27,512	25,395	333,973	918,682	-	-	1,252,655
Borrowings	68,460	13,215	3,647	1,805	87,127	611,379	-	-	698,506
Total segment liabilities	68.460	13.215	3.647	1,805	87,127	611,379	-	-	698,506

The accompanying notes are an integral part of these consolidated financial statements.

F - 40

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Segment information (continued)

Segment analysis for the year ended December 31, 2013

	Farming					Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	All other segments	Farming subtotal
Sales of manufactured products and services rendered	510	104,576	-	3,237	108,323	316,984	-	-	425,307
Cost of manufactured products sold and services rendered	-	(84,654)	-	(89)	(84,743)	(187,518)	-	-	(272,261)
Gross Profit from Manufacturing Activities	510	19,922	-	3,148	23,580	129,466	-	-	153,046
Sales of agricultural produce and biological assets	184,607	2,517	30,661	1,055	218,840	477	-	-	219,317
Cost of agricultural produce sold and direct agricultural selling expenses	(184,607)	(2,517)	(30,661)	(1,055)	(218,840)	(477)	-	-	(219,317)
Initial recognition and changes in fair value of biological assets and agricultural produce	24,356	8,339	7,761	(8,599)	31,857	(70,980)	-	-	(39,123)
Changes in net realizable value of agricultural produce after harvest	12,607	-	-	121	12,728	147	-	-	12,875
Gross Profit / (loss) from Agricultural Activities	36,963	8,339	7,761	(8,478)	44,585	(70,833)	-	-	(26,248)
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	37,473	28,261	7,761	(5,330)	68,165	58,633	-	-	126,798
General and administrative expenses	(4,101)	(4,424)	(1,087)	(1,119)	(10,731)	(19,434)	-	(23,187)	(53,352)
Selling expenses	(6,236)	(16,104)	(454)	(497)	(23,291)	(44,571)	-	(207)	(68,069)
Other operating income, net	7,632	438	494	(292)	8,272	13,290	28,172	(84)	49,650
Share of loss of joint ventures	(219)	-	-	-	(219)	-	-	-	(219)
Profit / (loss) from Operations Before Financing and Taxation	34,549	8,171	6,714	(7,238)	42,196	7,918	28,172	(23,478)	54,808

Profit from discontinued operations	-	-	1,767	-	1,767	-	-	-	1,767
Depreciation and amortization	(2,171)	(4,731)	(1,086)	(464)	(8,452)	(59,980)	-	-	(68,432)
Initial recognition and changes in fair value of biological assets (unrealized)	894	2,211	(234)	(8,121)	(5,250)	(47,341)	-	-	(52,591)
Initial recognition and changes in fair value of agricultural produce (unrealized)	3,956	669	-	(211)	4,414	(5,279)	-	-	(865)
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	19,506	5,459	7,995	(267)	32,693	(18,360)	-	-	14,333
Changes in net realizable value of agricultural produce after harvest (unrealized)	(292)	-	-	-	(292)	-	-	-	(292)
Changes in net realizable value of agricultural produce after harvest (realized)	12,899	-	-	121	13,020	147	-	-	13,167

Property, plant and equipment, net	157,664	55,411	20,097	10,333	243,505	547,015	-	-	790,520
Investment property	-	-	-	10,147	10,147	-	-	-	10,147
Goodwill	9,956	4,233	-	1,367	15,556	9,313	-	-	24,869
Biological assets	35,982	30,596	9,450	2,340	78,368	213,776	-	-	292,144
Investment in joint ventures	3,179	-	-	-	3,179	-	-	-	3,179
Inventories	27,240	10,128	1,563	213	39,144	69,245	-	-	108,389
Total segment assets	234,021	100,368	31,110	24,400	389,899	839,349	-	-	1,229,248
Borrowings	68,886	41,906	10,477	-	121,269	538,862	-	-	660,131
Total segment liabilities	68,886	41,906	10,477	-	121,269	538,862	-	-	660,131

The accompanying notes are an integral part of these consolidated financial statements.

F - 41

 Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Segment information (continued)

Segment analysis for the year ended December 31, 2012

	Farming					Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	All other segments	Farming subtotal
Sales of manufactured products and services rendered	589	92,438	-	4,390	97,417	282,109	-	-	379,526
Cost of manufactured products sold and services rendered	-	(78,617)	-	(230)	(78,847)	(185,131)	-	-	(263,978)
Gross Profit from Manufacturing Activities	589	13,821	-	4,160	18,570	96,978	-	-	115,548
Sales of agricultural produce and biological assets	195,617	1,466	18,868	9,000	224,951	223	-	-	225,174
Cost of agricultural produce sold and direct agricultural selling expenses	(195,617)	(1,466)	(18,868)	(9,000)	(224,951)	(223)	-	-	(225,174)
Initial recognition and changes in fair value of biological assets and agricultural produce	35,471	6,463	2,060	(4,327)	39,667	(23,024)	-	-	16,643
Changes in net realizable value of agricultural produce after harvest	15,850	-	-	154	16,004	-	-	-	16,004
Gross Profit / (loss) from Agricultural Activities	51,321	6,463	2,060	(4,173)	55,671	(23,024)	-	-	32,647
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	51,910	20,284	2,060	(13)	74,241	73,954	-	-	148,195
General and administrative expenses	(4,436)	(4,072)	(906)	(1,105)	(10,519)	(22,239)	-	(24,933)	(57,691)
Selling expenses	(5,904)	(16,157)	(319)	(364)	(22,744)	(35,690)	-	(168)	(58,602)
Other operating income, net	(9,330)	1,065	22	2,371	(5,872)	9,797	27,513	(341)	31,097
Profit / (loss) from Operations Before Financing and Taxation	32,240	1,120	857	889	35,106	25,822	27,513	(25,442)	62,999

Loss from discontinued operations	-	-	(4,040)	-	(4,040)	-	-	-	(4,040)
Depreciation and amortization	(2,073)	(3,823)	(896)	(776)	(7,568)	(46,900)	-	-	(54,468)
Initial recognition and changes in fair value of biological assets (unrealized)	6,169	4,352	115	(2,615)	8,021	(24,783)	-	-	(16,762)
Initial recognition and changes in fair value of agricultural produce (unrealized)	4,803	-	-	(1,581)	3,222	205	-	-	3,427
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	24,499	2,111	1,945	(131)	28,424	1,554	-	-	29,978
Changes in net realizable value of agricultural produce after harvest (unrealized)	877	-	-	1,147	2,024	-	-	-	2,024
Changes in net realizable value of agricultural produce after harvest (realized)	14,973	-	-	(993)	13,980	-	-	-	13,980

The accompanying notes are an integral part of these consolidated financial statements.

F - 42

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

Total reportable segments’ assets are reconciled to total assets as per the statement of financial position as follows:

	2014	2013
Total reportable assets as per Segment Information	1,252,655	1,229,248
Intangible assets (excluding goodwill)	3,606	2,472
Deferred income tax assets	45,597	48,368
Trade and other receivables	215,116	194,432
Other assets	587	707
Derivative financial instruments	7,966	4,102
Cash and cash equivalents	113,795	232,147
Total assets as per the Statement of Financial Position	1,639,322	1,711,476

Total segment liabilities are measured in a manner consistent with that of the consolidated financial statements. These liabilities are allocated based on the operations of the segment.

Total reportable segments’ liabilities are reconciled to total liabilities as per the statement of financial position as follows:

	2014	2013
Total reportable liabilities as per Segment Information	698,506	660,131
Trade and other payables	85,491	95,916
Deferred income tax liabilities	39,635	57,623
Payroll and social liabilities	28,593	27,597
Provisions for other liabilities	2,737	2,950
Current income tax liabilities	76	310
Derivative financial instruments	13,899	12,600
Total liabilities as per the Statement of Financial Position	868,937	857,127

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

F - 43

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Segment information (continued)

As of and for the year ended December 31, 2014:

	Argentina	Brazil	Uruguay	Total
Property, plant and equipment	163,382	604,791	8,732	776,905
Investment property	6,675	-	-	6,675
Goodwill	11,096	9,076	-	20,172
Investment in joint ventures	2,752	-	-	2,752
Non-current portion of biological assets	8,881	277,163	-	286,044

Initial recognition and changes in fair value of biological assets and agricultural produce	57,368	(31,028)	805	27,145
(Loss) Gain from changes in net realizable value of agricultural produce after harvest	1,629	(345)	2,117	3,401
Sales of manufactured products sold and services rendered	59,499	310,370	143,258	513,127
Sales of agricultural produce and biological assets	133,373	18,199	58,267	209,839

As of and for the year ended December 31, 2013:

	Argentina	Brazil	Uruguay	Total
Property, plant and equipment	206,852	573,675	9,993	790,520
Investment property	10,147	-	-	10,147
Goodwill	14,579	10,290	-	24,869
Investment in joint ventures	3,179	-	-	3,179
Non-current portion of biological assets	9,483	215,720	-	225,203

Initial recognition and changes in fair value of biological assets and agricultural produce	33,640	(76,511)	3,748	(39,123)
Gain from changes in net realizable value of agricultural produce after harvest	12,850	(40)	65	12,875
Sales of manufactured products sold and services rendered	108,281	312,607	4,419	425,307
Sales of agricultural produce and biological assets	190,391	16,459	12,467	219,317

The accompanying notes are an integral part of these consolidated financial statements.

F - 44

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

F - 45

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.	Property, plant and equipment

Changes in the Group’s property, plant and equipment in 2014 and 2013 were as follows:

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and fittings	Computer equipment	Vehicles	Work in progress	Total
At January 1, 2013
Cost	284,281	13,386	201,885	363,136	4,115	4,427	223,239	1,094,469
Accumulated depreciation	-	(4,869)	(52,999)	(150,495)	(2,522)	(2,687)	-	(213,572)
Net book amount	284,281	8,517	148,886	212,641	1,593	1,740	223,239	880,897
Year ended December 31, 2013
Opening net book amount	284,281	8,517	148,886	212,641	1,593	1,740	223,239	880,897
Exchange differences	(59,531)	(1,826)	(22,513)	(25,973)	(179)	(365)	(30,042)	(140,429)
Additions	-	194	9,896	46,621	1,387	326	72,055	130,479
Transfers from investment property (Note 7)	1,664	-	-	-	-	-	-	1,664
Transfers	(12)	4,012	87,049	116,565	67	(8)	(207,673)	-
Disposals	(7,638)	(20)	(615)	(2,156)	(16)	(35)	-	(10,480)
Disposals of subsidiaries	(1,921)	-	(373)	-	-	-	-	(2,294)
Reclassification to non-income tax credits (*)	-	-	(837)	454	-	-	-	(383)
Depreciation (Note 26)	-	(2,025)	(15,031)	(50,242)	(1,162)	(474)	-	(68,934)
Closing net book amount	216,843	8,852	206,462	297,910	1,690	1,184	57,579	790,520

The accompanying notes are an integral part of these consolidated financial statements.

F - 46

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.	Property, plant and equipment (continued)

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and fittings	Computer equipment	Vehicles	Work in progress	Total
At December 31, 2013
Cost	216,843	15,746	274,492	498,647	5,374	4,345	57,579	1,073,026
Accumulated depreciation	-	(6,894)	(68,030)	(200,737)	(3,684)	(3,161)	-	(282,506)
Net book amount	216,843	8,852	206,462	297,910	1,690	1,184	57,579	790,520
Year ended December 31, 2014
Opening net book amount	216,843	8,852	206,462	297,910	1,690	1,184	57,579	790,520
Exchange differences	(43,494)	(1,981)	(28,610)	(38,016)	(271)	(251)	(18,099)	(130,722)
Additions	-	-	20,296	70,632	1,650	618	116,366	209,562
Transfers from investment property (Note 7)	1,071	-	-	-	-	-	-	1,071
Transfers	-	90	19,129	12,103	1,333	-	(32,655)	-
Disposals	-	-	(11)	(769)	(26)	(29)	-	(835)
Reclassification to non-income tax credits (*)	-	-	(302)	(1,197)	-	-	(3,015)	(4,514)
Depreciation (Note 26)	-	(1,560)	(22,193)	(63,077)	(1,005)	(342)	-	(88,177)
Closing net book amount	174,420	5,401	194,771	277,586	3,371	1,180	120,176	776,905
At December 31, 2014
Cost	174,420	13,855	284,994	541,400	8,060	4,683	120,176	1,147,588
Accumulated depreciation	-	(8,454)	(90,223)	(263,814)	(4,689)	(3,503)	-	(370,683)
Net book amount	174,420	5,401	194,771	277,586	3,371	1,180	120,176	776,905

(*) Brazilian federal tax law allows entities to take a percentage of the total cost of the assets purchased as a tax credit. As of December 31, 2014, ICMS tax credits were reclassified to trade and other receivables.

The accompanying notes are an integral part of these consolidated financial statements.

F - 47

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.	Property, plant and equipment (continued)

An amount of US$ 85,875; US$ 61,109 and US$ 47,935 of depreciation charges are included in “Cost of manufactured products sold and services rendered” for the years ended December 31, 2014, 2013 and 2012, respectively. An amount of US$ 2,693; US$ 6,352 and; US$ 5,557 of depreciation charges are included in “General and administrative expenses” for the years ended December 31, 2014, 2013 and 2012, respectively.  An amount of US$ 1,088; US$ 503 and US$ 625 of depreciation charges are included in “Selling expenses” for the years ended December 31, 2014, 2013 and 2012, respectively. An amount of US$ nil; US$ 970 and US$ nil of depreciation charges were not charged to the statement of income and were capitalized in “Inventories” for the years ended December 31, 2014, 2013 and 2012, respectively.

During the year ended December 31, 2014, borrowing costs of US$ 6,864 (2013: US$ 10,074) were capitalized as components of the cost of acquisition or construction for qualifying assets.

Certain of the Group’s assets have been pledged as collateral to secure the Group’s borrowings and other payables. The net book value of the pledged assets amounts to US$ 565,500 as of December 31, 2014 (2013: US$ 488,674).

Where assets are financed by leasing agreements and substantially all the risks and rewards of ownership are substantially transferred to the Group (“finance leases”) the assets are treated as if they had been purchased outright and the corresponding liability to the leasing company is included as an obligation under finance leases.

7.	Investment property

Changes in the Group’s investment property in 2014 and 2013 were as follows:

	2014	2013
Beginning of the year	10,147	15,542
Transfers (i)	(1,071)	(1,664)
Exchange difference	(2,401)	(3,731)
End of the year	6,675	10,147
Cost	6,675	10,147
Accumulated depreciation	-	-
Net book amount	6,675	10,147

The following amounts have been recognized in the statement of income in the line “Sales of manufactured products and services rendered”:

	2014	2013	2012
Rental income	1,523	3,446	4,735

(i)     Transferred to property, plant and equipment in 2014 and 2013. Relates to finalization of contracts with third parties.

As of December 31, 2014, the fair value (level 3) of investment property was US$ 48 million (2013: US$ 58 million).

The accompanying notes are an integral part of these consolidated financial statements.

F - 48

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

8.	Intangible assets

Changes in the Group’s intangible assets in 2014 and 2013 were as follows:

	Goodwill	Trademarks	Software	Others	Total
At January 1, 2013
Cost	31,100	2,602	1,062	83	34,847
Accumulated amortization	-	(1,246)	(721)	-	(1,967)
Net book amount	31,100	1,356	341	83	32,880
Year ended December 31, 2013
Opening net book amount	31,100	1,356	341	83	32,880
Exchange differences	(6,231)	(76)	(129)	(11)	(6,447)
Additions	-	-	1,319	57	1,376
Amortization charge (i) (Note 26)	-	(151)	(188)	(129)	(468)
Closing net book amount	24,869	1,129	1,343	-	27,341
At December 31, 2013
Cost	24,869	2,526	2,252	129	29,776
Accumulated amortization	-	(1,397)	(909)	(129)	(2,435)
Net book amount	24,869	1,129	1,343	-	27,341
Year ended December 31, 2014
Opening net book amount	24,869	1,129	1,343	-	27,341
Exchange differences	(4,697)	(28)	(422)	(5)	(5,152)
Additions	-	-	2,080	18	2,098
Amortization charge (i) (Note 26)	-	(142)	(367)	-	(509)
Closing net book amount	20,172	959	2,634	13	23,778
At December 31, 2014
Cost	20,172	2,498	3,910	142	26,722
Accumulated amortization		(1,539)	(1,276)	(129)	(2,944)
Net book amount	20,172	959	2,634	13	23,778

(i)     An amount of US$ 367 and US$ 188 of amortization charges are included in “General and administrative expenses” for the years ended December 31, 2014 and 2013, respectively. An amount of US$ 142 and US$ 280 of amortization charges are included in “Selling expenses” for the years ended December 31, 2014 and 2013, respectively. There were no impairment charges for any of the years presented (see Note 4 (b)).

9.	Biological assets

 Changes in the Group’s biological assets in 2014 and 2013 were as follows:

	2014	2013
Beginning of the year	292,144	298,136
Increase due to purchases	526	729
Initial recognition and changes in fair value of biological assets (i)	27,145	(39,123)
Decrease due to harvest	(363,225)	(325,032)
Decrease due to disposals	(2,553)	(11,106)
Decrease due to sales of agricultural produce	(27,467)	(28,384)
Costs incurred during the year	466,233	441,881
Exchange differences	(51,571)	(44,957)
End of the year	341,232	292,144

The accompanying notes are an integral part of these consolidated financial statements.

F - 49

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

9.	Biological assets (continued)

(i)     Biological asset with a production cycle of more than one year (that is, sugarcane, coffee, dairy and cattle) generated “Initial recognition and changes in fair value of biological assets” amounting to US$ (21,681) for the year ended December 31, 2014 (2013: US$ (71,818); 2012: US$ 25,291). In 2014, an amount of US$ 32,394 (2013: US$ (29,781); 2012: US$ (21,984)) was attributable to price changes, and an amount of US$ (54,075) (2013: US$ (42,037); 2012: US$ (3,307)) was attributable to physical changes.

Biological assets in 2014 and 2013 were as follows:

	2014	2013
Non-current
Cattle for dairy production (i)	8,856	9,450
Other cattle (ii)	25	33
Sown land – coffee (iii) (iv)	2,193	1,944
Sown land – sugarcane (iii) (iv)	274,970	213,776
	286,044	225,203
Current
Other cattle (iv)	301	363
Sown land – crops (ii)	31,012	35,982
Sown land – rice (ii)	23,875	30,596
	55,188	66,941
Total biological assets	341,232	292,144

(i)	Classified as bearer and mature biological assets.
(ii)	Classified as consumable and immature biological assets.
(iii)	Classified as bearer and immature biological assets.
(iv)	As of December 31, 2014, and amount of US$ 301 (2013: 363) was classified as consumable and mature biological assets, and an amount of US$ 277,163 (2013: 215,720) was classified as consumable and immature biological assets.

The fair value less estimated point of sale costs of agricultural produce at the point of harvest amounted to US$ 197,590 for the year ended December 31, 2014 (2013: US$ 169,614; 2012: US$ 304,221).

The following table presents the Group´s biological assets that are measured at fair value at December 31, 2014:

	2014
	Level 2	Level 3	Total

Cattle for dairy production	8,856	-	8,856
Other cattle	326	-	326
Sown land – coffee	-	2,193	2,193
Sown land – sugarcane	-	274,970	274,970
Sown land – crops	-	31,012	31,012
Sown land – rice	-	23,875	23,875

The accompanying notes are an integral part of these consolidated financial statements.

F - 50

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

9.	Biological assets (continued)

	2013
	Level 2	Level 3	Total

Cattle for dairy production	9,450	-	9,450
Other cattle	396	-	396
Sown land – coffee	-	1,944	1,944
Sown land – sugarcane	-	213,776	213,776
Sown land – crops	-	35,982	35,982
Sown land – rice	-	30,596	30,596

There were no transfers between any levels during the year. There were no Biological assets valued under Level 1.

The movement in the fair value of the assets within level 3 of the hierarchy is as follows for the years ended December 31, 2014 and 2013:

	2014
	Sown land – coffee	Sown land – sugarcane	Sown land – crops	Sown land – rice
Beginning of the year	1,944	213,776	35,982	30,596
Initial recognition and changes in fair value of biological assets (i)	179	(31,751)	40,267	8,559
Decrease due to harvest	-	(180,697)	(132,216)	(50,313)
Costs incurred during the year	363	310,484	93,802	40,301
Exchange differences	(293)	(36,842)	(6,823)	(5,268)
End of the year	2,193	274,970	31,012	23,875

	2013
	Sown land – coffee	Sown land – sugarcane	Sown land – crops	Sown land – rice
Beginning of the year	16,211	196,083	41,876	30,836
Initial recognition and changes in fair value of biological assets (i)	(8,331)	(70,982)	24,357	8,339
Decrease due to harvest	-	(154,187)	(122,313)	(48,532)
Decrease due to disposals	(8,213)	-	-	-
Costs incurred during the year	2,586	273,375	98,355	44,457
Exchange differences	(309)	(30,513)	(6,293)	(4,504)
End of the year	1,944	213,776	35,982	30,596

(i)	Change in unrealized gains or losses for the year included in profit or loss for assets held at the end of the reporting period, under “Initial recognition and changes in fair value of biological assets” amounted to US$ 16,910 loss and US$ 53,222 loss in 2014 and 2013, respectively (see Note 5).

The accompanying notes are an integral part of these consolidated financial statements.

F - 51

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

9.	Biological assets (continued)

The following significant unobservable inputs were used to measure the Group´s biological assets using the discounted cash flow valuation technique:

Description	Unobservable inputs	Range of unobservable inputs		Relationship of unobservable inputs to fair value
		2014	2013
Sown land – coffee	Coffee yield – tonnes per hectare; Production Costs – US$ per hectare.	-Coffee yield: 1.8-3.0 tn/ha -Production Costs: 6,000-7,000 USS/ha	-Coffee yield: 1.8-3.0 tn/ha -Production Costs: 6,000-8,000 USS/ha	The higher the coffee yield, the higher the fair value. The higher the costs per hectare, the lower the fair value.
Sown land – sugarcane	Sugarcane yield – tonnes per hectare; Sugarcane TRS (kg of sugar per ton of cane) Production Costs – US$ per hectare. (Include maintenance, harvest and leasing costs)	-Sugarcane yield: 60-90 tn/ha -Sugarcane TRS: 120-147 kg of sugar/ton of cane -Maintenance costs: 402-603 US$/ha -Harvest costs: 10.2-15.4 US$/ton of cane -Leasing costs: 11.5-17.3 tn/ha	-Sugarcane yield: 60-90 tn/ha -Sugarcane TRS: 120-147 kg of sugar/ton of cane -Maintenance costs: 402-603 US$/ha -Harvest costs: 10.2-15.4 US$/ton of cane -Leasing costs: 11.5-17.3 tn/ha

The higher the sugarcane yield, the higher the fair value. The higher the maintenance, harvest and leasing costs per hectare, the lower the fair value. The higher the TRS of sugarcane, the higher the fair value.

Sown land – crops	Crops yield – tonnes per hectare; Commercial Costs – usd per hectare; Production Costs – US$ per hectare.

- Crops yield: 1.8 - 3.0 tn/ha for Wheat, 4.50-7.50 tn/ha for Corn, 1.8 - 3.0 tn/ha for Soybean and 1.7-2.5 for Sunflower

- Commercial Costs: 75-110 US$/ha for Wheat, 175-265 US$/ha for Corn, 65-100 US$/ha for Soybean and 45-70 US$/ha for Sunflower

- Production Costs: 220-325 US$/ha for Wheat, 380-560 US$/ha for Corn, 285-440 US$/ha for Soybean and 330-500 US$/ha for Sunflower

-Crops yield: 2.12-2.83 tn/ha for Wheat, 4.81-6.46 tn/ha for Corn, 1.91-2.49 tn/ha for Soybean and 1.74-2.37 for Sunflower

-Commercial Costs: 66-111 US$/ha for Wheat, 179-297 US$/ha for Corn, 77-124 US$/ha for Soybean and 65-108 US$/ha for Sunflower

-Production Costs: 281-357 US$/ha for Wheat, 410-478 US$/ha for Corn, 285-331 US$/ha for Soybean and 279-341 US$/ha for Sunflower

The higher the crops yield, the higher the fair value. The higher the commercial and direct costs per hectare, the lower the fair value.
Sown land – rice	Rice yield – tonnes per hectare; Commercial Costs – usd per hectare; Production Costs – US$ per hectare.	-Rice yield: 4.4 -6.8 tn/ha -Commercial Costs: 8-16 US$/ha -Production Costs: 705-1,150 US$/ha	-Rice yield: 5.07-6.82 tn/ha -Commercial Costs: 6-10 US$/ha -Production Costs: 705-1,158 US$/ha	The higher the rice yield, the higher the fair value. The higher the commercial and direct costs per hectare, the lower the fair value.

As of December 31, 2014, the impact of a reasonable 10% increase (decrease) in estimated costs, with all other variables held constant, would result in a decrease (increase) in the fair value of the Group’s plantations less cost to sell of US$ 73.2 million for sugarcane, US$ 3.1 million for coffee, US$ 1.5 million for crops and US$ 2.9 million for rice.

As of December 31, 2014, the impact of a reasonable 5% increase (decrease) in estimated yields, with all other variables held constant, would result in an increase (decrease) in the fair value of the Group’s plantations less cost to sell of US$ 29.9 million for sugarcane and US$ 1.4 million for coffee. As of December 31, 2014, the impact of a reasonable 20% increase (decrease) in estimated yields, with all other variables held constant, would result in an increase (decrease) in the fair value of the Group’s plantations less cost to sell of US$ 3.1 million for crops and US$ 6.3 million for rice.

The accompanying notes are an integral part of these consolidated financial statements.

F - 52

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.	Investments in joint ventures

The table below lists the Group’s investment in joint ventures for the years ended December 31, 2014, 2013 and 2012:

		% of ownership interest held
Name of the entity	Country of incorporation and operation	December 31, 2014	December 31, 2013	December 31, 2012
CHS AGRO S.A.	Argentina	50%	50%	-
La Lacteo S.A.	Argentina	-	-	50%

On February 26, 2013, the Group formed CHS AGRO, a joint venture with CHS Inc. CHS Inc. is a leading farmer-owned energy, grains and foods company based in the United States. The Group holds a 50% interest in CHS AGRO. On October 2014, CHS AGRO finished its sunflower processing plant in the city of Pehuajo, Province of Buenos Aires, Argentina. The facility processes black oil and confectionary sunflower into specialty products such as kernel in-shell seeds and oil seeds, which will be entirely exported to markets in Europe and the Middle East. The joint venture grows confectionary sunflower on leased farms, while black oil sunflower is originated from third parties. The Group and CHS Inc made capital contribution of approximately US$ 1.4 million and US$ 4 million during 2014 and 2013, respectively, for the construction of the facility.

During 2013, the Group acquired the remaining 50% interest in its joint venture La Lacteo and subsequently sold its 100% interest (see Note 11).

	2014	2013

At the beginning of the year	3,179	2,613
Share of loss	(924)	(1,349)
Exchange differences	(869)	(887)
Capital contribution	1,366	4,172
Disposal of investment (Note 11)	-	(1,370)
At the end of the year	2,752	3,179

The following amounts represent the Group’s share of the assets (including goodwill) and liabilities, and income and expenses of the joint ventures:

	2014	2013

Assets:
Non-current assets	10,137	7,608
Current assets	4,286	4,079
	14,423	11,687
Liabilities:
Non-current liabilities	1,861	5,863
Current liabilities	9,810	2,645
	11,671	8,508
Net assets of joint venture	2,752	3,179

The accompanying notes are an integral part of these consolidated financial statements.

F - 53

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.	Investments in joint ventures (continued)

	2014	2013	2012
Income	482	9,236	1,616
Expenses	(1,406)	(10,556)	(4,377)
Loss after income tax (i)	(924)	(1,320)	(2,761)

(i)	For the year ended December 31, 2013 an amount of US$ (1,101) was presented within “Profit/(loss) for the year from discontinued operations” (2012: US$ (4,040)). See Note 11.

The shares in the joint ventures were not publicly traded for any of the years presented, so they were not listed market prices available.

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

The accompanying notes are an integral part of these consolidated financial statements.

F - 54

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

12.	Financial instruments by category

The Group classified its financial assets in the following categories:

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

	Loans and receivables	Assets at fair value through profit or loss	Subtotal financial assets	Non- financial assets	Total

December 31, 2014
Assets as per statement of financial position
Trade and other receivables	109,821	-	109,821	105,295	215,116
Derivative financial instruments	-	7,966	7,966	-	7,966
Cash and cash equivalents	113,795	-	113,795	-	113,795
Total	223,616	7,966	231,582	105,295	336,877

The accompanying notes are an integral part of these consolidated financial statements.

F - 55

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

12.	Financial instruments by category (continued)

	Liabilities at fair value through profit or loss	Other financial liabilities at amortized cost	Subtotal financial liabilities	Non-financial liabilities	Total
Liabilities as per statement of financial position
Trade and other payables	1,392	74,246	75,638	9,853	85,491
Borrowings (excluding finance lease liabilities)(i)	-	697,926	697,926	-	697,926
Finance leases	-	580	580	-	580
Derivative financial instruments (i)	13,899	-	13,899	-	13,899
Total	15,291	772,752	788,043	9,853	797,896

	Loans and receivables	Assets at fair value through profit or loss	Subtotal financial assets	Non- financial assets	Total

December 31, 2013
Assets as per statement of financial position
Trade and other receivables	89,682	-	89,682	104,750	194,432
Derivative financial instruments	-	4,102	4,102	-	4,102
Cash and cash equivalents	232,147	-	232,147	-	232,147
Total	321,829	4,102	325,931	104,750	430,681

The accompanying notes are an integral part of these consolidated financial statements.

F - 56

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

12.	Financial instruments by category (continued)

	Liabilities at fair value through profit or loss	Other financial liabilities at amortized cost	Subtotal financial liabilities	Non- financial liabilities	Total

Liabilities as per statement of financial position
Trade and other payables	4,819	85,089	89,908	6,008	95,916
Borrowings (excluding finance lease liabilities) (i)	15	659,377	659,392	-	659,392
Finance leases	-	739	739	-	739
Derivative financial instruments (i)	12,600	-	12,600	-	12,600
Total	17,434	745,205	762,639	6,008	768,647

(i)	Effective July 1, 2013, the Group formally documented and designated cash flow hedging relationships to hedge the foreign exchange rate risk of a portion of its highly probable future sales in US dollars using a portion of its borrowings denominated in US dollars, currency forwards and foreign currency floating-to-fixed interest rate swaps (see Note 3).

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

Income, expense, gains and losses on financial instruments can be assigned to the following categories:

	Loans and receivables	Assets/ liabilities at fair value through profit or loss	Other financial liabilities at amortized cost	Total

December 31, 2014
Interest income (i)	7,068	-	-	7,068
Interest expense (i)	(44,425)	-	(10,490)	(54,915)
Foreign exchange gains/ (losses) (ii)	(15,733)	(9,300)	15,787	(9,246)
Gain from derivative financial instruments(iii)	-	6,705	-	6,705
Net result	(53,090)	(2,595)	5,297	(50,388)

The accompanying notes are an integral part of these consolidated financial statements.

F - 57

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

12.	Financial instruments by category (continued)

	Loans and receivables	Assets/ liabilities at fair value through profit or loss	Other financial liabilities at amortized cost	Total

December 31, 2013
Interest income (i)	6,882	-	-	6,882
Interest expense (i)	(32,162)	-	(17,087)	(49,249)
Foreign exchange gains/ (losses) (ii)	12,550	-	(33,637)	(21,087)
Gain from derivative financial instruments(iii)	-	558	-	558
Net result	(12,730)	558	(50,724)	(62,896)

	Loans and receivables	Assets/ liabilities at fair value through profit or loss	Other financial liabilities at amortized cost	Total

December 31, 2012
Interest income (i)	11,249	-	-	11,249
Interest expense (i)	-	-	(27,672)	(27,672)
Foreign exchange gains/ (losses) (ii)	(15,915)	-	(10,165)	(26,080)
Loss from derivative financial instruments(iii)	-	(4,002)	-	(4,002)
Net result	(4,666)	(4,002)	(37,837)	(46,505)

(i)	Included in “Financial results, net” in the statement of income.
(ii)	Included in “Financial results, net” in the statement of income.
(iii)	Included in “Other operating income, net” and “Financial results, net” in the statement of income.

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

As of December 31, 2014 and 2013, the financial instruments recognized at fair value on the statement of financial position comprise derivative financial instruments.

The accompanying notes are an integral part of these consolidated financial statements.

F - 58

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

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of December 31, 2014 and 2013 and their allocation to the fair value hierarchy:

		Level 1	Level 2	Level 3	Total
Assets
Derivative financial instruments	2014	7,026	940	-	7,966
Derivative financial instruments	2013	3,912	190	-	4,102

Liabilities
Derivative financial instruments	2014	(4,224)	(9,675)	-	(13,899)
Derivative financial instruments	2013	(425)	(12,175)	-	(12,600)

There were no transfers within level 1 and 2 during the years ended December 31, 2014 and 2013.

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for this purpose, details of which may be obtained from the following table:

Class	Pricing Method	Parameters	Pricing Model	Level	Total

Futures	Quoted price	-	-	1	2,653

Options	Quoted price	-	-	1	149

Options/ OTC	Quoted price	-	Black & Scholes	2	683

Foreign-currency interest-rate swaps	Theoretical price	Swap curve; Money market interest-rate curve; Foreign-exchange curve.	Present value method	2	257

Interest-rate swaps	Theoretical price	Swap curve; Money market interest-rate curve	Present value method	2	(9,675)
					(5,933)

The accompanying notes are an integral part of these consolidated financial statements.

F - 59

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

13.	Trade and other receivables, net

	2014	2013
Non current
Trade receivables	3,528	4,676
Advances to suppliers	12,149	10,658
Income tax credits	6,759	7,058
Non-income tax credits (i)	18,609	13,941
Judicial deposits	2,545	2,706
Receivable from disposal of subsidiary (Note 16)	3,997	9,202
Cash collateral	-	451
Other receivables	3,003	4,560
Non current portion	50,590	53,252
Current
Trade receivables	65,059	46,326
Receivables from related parties (Note 33)	258	-
Less: Allowance for trade receivables	(527)	(545)
Trade receivables – net	64,790	45,781
Prepaid expenses	6,884	7,786
Advances to suppliers	11,717	16,088
Income tax credits	6,492	5,519
Non-income tax credits (i)	42,685	43,700
Cash collateral	6,329	6,554
Receivable from disposal of subsidiaries (Note 16)	4,451	6,174
Other receivables	21,178	9,578
Subtotal	99,736	95,399
Current portion	164,526	141,180
Total trade and other receivables, net	215,116	194,432

(i)  Includes US$ 4,514 reclassified from property, plant and equipment.

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

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies (expressed in US dollars):

The accompanying notes are an integral part of these consolidated financial statements.

F - 60

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

13.	Trade and other receivables, net (continued)

	2014	2013

Currency
US Dollar	45,341	30,054
Argentine Peso	49,876	50,512
Uruguayan Peso	8,385	520
Brazilian Reais	111,514	113,346
	215,116	194,432

As of December 31, 2014 trade receivables of US$ 4,224 (2013: US$ 14,319) were past due but not impaired. The ageing analysis of these receivables indicates that 1,269 and 60 are over 6 months in 2014 and 2013, respectively.

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

Movements on the Group’s allowance for trade receivables are as follows:

	2014	2013
At January 1	545	588
Charge of the year	192	591
Unused amounts reversed	(83)	(255)
Used during the year	-	(220)
Exchange differences	(127)	(159)
At December 31	527	545

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

As of December 31, 2014, approximately 65% (2013: 51%) of the outstanding unimpaired trade receivables (neither past due nor impaired) relate to sales to 9 well-known multinational companies with good credit quality standing, including but not limited to Bunge Agritrade S.A., Camara de Comercializacao de Energia Electrica CCEE, Ipiranga Produtos de Petroleo S.A., Mastellone Hnos. S.A. and Nestlé Argentina S.A., among others. Most of these entities or their parent companies are externally credit-rated. The Group reviews these external ratings from credit agencies.

The accompanying notes are an integral part of these consolidated financial statements.

F - 61

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

13.	Trade and other receivables, net (continued)

The remaining percentage as of December 31, 2014 and 2013 of the outstanding unimpaired trade receivables (neither past due nor impaired) relate to sales to a dispersed large quantity of customers for which external credit ratings may not be available. However, the total base of customers without an external credit rating is relatively stable.

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

14.	Inventories

	2014	2013
Raw materials	35,662	37,859
Finished goods.	65,562	67,689
Stocks held by third parties	3,395	2,824
Others	300	17
	104,919	108,389

The cost of inventories recognized as expense and included in “Cost of manufactured products sold and services rendered” amounted to US$ 335,442 for the year ended December 31, 2014 (2013: US$ 272,261 and 2012: US$ 263,978). The cost of inventories recognized as expense and included in “Cost of agricultural produce sold and direct agricultural selling expenses” amounted to US$ 155,358 for the year ended December 31, 2014 (2013: US$159,936  and 2012: US$ 174,602).

15.	Cash and cash equivalents

	2014	2013
Cash at bank and on hand	104,132	165,362
Short-term bank deposits	9,663	66,785
	113,795	232,147

16.	Disposals

Year ended December 31, 2012

On June 29, 2012, the Group sold its 100% interest in Agricola Ganadera San Jose S.A., a subsidiary whose main assets comprised of farmland, at a consideration of US$ 9.3 million. This transaction resulted in a gain of US$ 8 million recorded in other operating income in the statement of income. As of December 31, 2014, this transaction was fully collected.

On December 27, 2012, the Group disposed of a 51% interest out of the 100% interest held in Santa Regina Agropecuaria S.A. at a consideration of US$ 12.4 million. The main asset of the subsidiary is the Santa Regina farm located in General Villegas, Province of Buenos Aires, Argentina. The Group granted an option to the buyer to acquire the remaining 49% interest on or before June 2014 at US$ 13.1 million. This option was exercised, and the disposal of the 49% generated a gain of US$ 1.2 million. The Group entered into a lease contract with the buyer to use the land for the next two crop years as from May 2013. The sale price was collected US$ 5.2 million in cash and the remaining amount was collected during 2013. The Group evaluated the effect of potential voting rights arising from the option and concluded that the interest retained in Santa Regina represents an available for sale financial asset under IAS 39.

The accompanying notes are an integral part of these consolidated financial statements.

F - 62

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

In May 2013, the Group completed the sale of the Mimoso farm (through the sale of the Brazilian subsidiary Fazenda Mimoso Ltda.) and Lagoa do Oeste farm located in Luis Eduardo Magalhaes, Bahia, Brazil. The farms have a total area of 3,834 hectares of which 904 hectares are planted with coffee trees. In addition, the Group entered into an agreement whereby the buyer will operate and make use of 728 hectares of existing coffee trees in Adecoagro’s Rio de Janeiro farm during an 8-year period. Pursuant to the terms of the agreement, we will retain property to these coffee trees, which will still have an estimate useful life of 10 years upon the expiration of the agreement. The total consideration of this operation was a nominal amount of Brazilian Reais 49 million (US$ 24 million), from which Brazilian Reais 12,371 (US$ 6 million) were collected as of December 31, 2014. The remaining amount will be collected in two equal installments in 2015 and 2016. This transaction resulted in a gain of US$ 5.7 million recorded in other operating income in the statement of income.

In June 2013, the Group completed the sale of the remaining 49% interest in Santa Regina S.A., a company whose main underlying asset is the Santa Regina farm. This transaction resulted in a gain of US$ 1.2 million recorded in other operating income in the statement of income.

Year ended December 31, 2014

Sale of 49% of interest in Global Anceo S.L.U. and Global Hisingen S.L.U.

In June, 2014, the Group completed the sale of a 49% interest in Global Anceo S.L.U. and same interest in Global Hisingen S.L.U., companies which main underlying assets were the Guayacanes and La Guarida farms, for an aggregate sale price of US$ 50.5 million. The net proceeds received as of the transaction´s day amounted to US$ 49.4 million.

The sale of the respective equity interests did not result in the loss of control of these companies and therefore the transactions were treated as equity transactions for accounting purposes.  The difference between the net proceeds received and the recognition of the non-controlling interest was registered in Statement of Changes in Shareholders’ Equity under the line item “Reserve from the sale of non-controlling interests in subsidiaries”. The transaction resulted in an increase of equity attributable to owners of the Company of US$ 25.5 million and also an increase in non-controlling interest of US$ 8.0 million.

The accompanying notes are an integral part of these consolidated financial statements.

F - 63

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.	Shareholders’ contributions

The share capital of the Group is represented by common shares with a nominal value of US$ 1.5 per share and one vote each.

	Number of shares	Share capital and share premium
At January 1 2012	120,533	1,106,805
Employee share options exercised (Note 18)	32	312
Restricted shares vested (Note 18)	-	1,347
Non-controlling interest acquired through exchange of Shares (1)	1,655	15,199
At 31 December 2012	122,220	1,123,663
Employee share options exercised (Note 18) (2)	-	126
Restricted shares and units vested (Note 18)	162	2,963
Purchase of own shares	-	(4,107)
At 31 December 2013	122,382	1,122,645
Employee share options exercised (Note 18) (2)	-	955
Restricted shares and units vested (Note 18)	-	3,444
Purchase of own shares	-	(10,427)
At 31 December 2014	122,382	1,116,617

(1)	During 2012, the Company issued 1,654,752 shares to certain limited partners of International Farmland Holdings LP (“IFH”) in exchange for their residual interest, totaling 1.36% interest in IFH. After this exchange, the Company holds 100% of IFH interest.

(2)	Treasury shares were used to settle these options and units.

Share Repurchase Program

On September 24, 2013, the Board of Directors of the Company has authorized a share repurchase program for up to 5% of its outstanding shares. The repurchase program has commenced on September 24, 2013 and will be reviewed by the Board of Directors after a 12-month period: repurchases of shares under the program will be made from time to time in open market transactions in compliance with the trading conditions of Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, and applicable rules and regulations. The share repurchase program does not require Adecoagro to acquire any specific number or amount of shares and may be modified, suspended, reinstated or terminated at any time in the Company’s discretion and without prior notice. The size and the timing of repurchases will depend upon market conditions, applicable legal requirements and other factors. On August 12, 2014 the Board of Directors decided to extend the program for a 12 month-period.

As of December 31, 2014, the Company repurchased 2,343,846 shares under this program, of which 454,165 have been applied to some exercise of the Company’s stock option plan.

The accompanying notes are an integral part of these consolidated financial statements.

F - 64

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

The Group recognized aggregate compensation expense of US$ 0.3 million for the year ended December 31, 2014 (2013: US$ 0.1 million; 2012: US$ 0.2 million) related to the options granted under the Option Schemes.

The fair value of the options under the Option Schemes was measured at the date of grant using the Black-Scholes valuation technique.

As of the date of these financial statements all options has already been expensed.

Details of each plan are as follow:

The Adecoagro/ IFH 2004 Stock Incentive Option Plan

This scheme was effectively established in 2004 and is administered by the Compensation Committee of the Company. Options under the Adecoagro/ IFH 2004 Stock Incentive Option Plan are fully vested over a. Options are exercisable over a ten-year period. In may 2014 this period was extended for another ten year-period.

Movements in the number of equity-settled options outstanding and their related weighted average exercise prices under the Adecoagro/ IFH 2004 Stock Incentive Option Plan are as follows:

	2014		2013		2012
	Average exercise price per share	Options (thousands)	Average exercise price per Share	Options (thousands)	Average exercise price per share	Options (thousands)

At January 1	6.67	2,061	6.68	2,100	6.68	2,134
Forfeited	8.62	(5)	8.62	(21)	8.62	(2)
Exercised	5,83	(140)	5.83	(17)	6.71	(32)
At December 31	6,71	1,916	6.67	2,062	6.68	2,100

The accompanying notes are an integral part of these consolidated financial statements.

F - 65

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

18.	Equity-settled unit-based payments (continued)

Options outstanding at year end under the Adecoagro/ IFH 2004 Incentive Option Plan have the following expiry date and exercise prices:

	Exercise price per share	Shares (in thousands)
Expiry date (i):		2014	2013	2012
May 1, 2024	5.83	570	674	674
May 1, 2025	5.83	543	553	553
May 1, 2026	5.83	136	156	173
February 16, 2026	7.11	110	110	110
October 1, 2026	8,62	557	569	590

(i)	On May 2014, the Board of directors decided to extend the expired date of the Plan.

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

Movements in the number of equity-settled options outstanding and their related weighted average exercise prices under the Adecoagro/ IFH 2007/2008 Equity Incentive Plan are as follows:

	2014		2013		2012
	Average exercise price per share	Options (thousands)	Average exercise price per share	Options (thousands)	Average exercise price per share	Options (thousands)

At January 1	13.07	1,751	13.06	2,013	13.06	2,038
Granted	-	-	-	-	-	-
Forfeited	13.40	(22)	13.01	(262)	13.06	(24)
At December 31	13.07	1,729	13.07	1,751	13.06	2,013

The accompanying notes are an integral part of these consolidated financial statements.

F - 66

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

18.	Equity-settled unit-based payments (continued)

Options outstanding at year-end under the Adecoagro/ IFH 2007/2008 Equity Incentive Plan have the following expiry date and exercise prices:

	Exercise price per share	Shares (in thousands)
Expiry date:		2014	2013	2012
Dec 1, 2017	12.82	950	963	1,138
Jan 30, 2019	13.40	599	608	687
Nov 1, 2019	13.40	8	8	8
Jan 30, 2020	12.82	26	26	28
Jan 30, 2020	13.40	65	65	71
Jun 30, 2020	13.40	22	22	22
Sep 1, 2020	13.40	44	44	44
Sep 1, 2020	12.82	15	15	15

The following table shows the exercisable shares at year end under both the Adecoagro/ IFH 2004 Incentive Option Plan and the Adecoagro/ IFH 2007/ 2008 Equity Incentive Plan:

Exercisable shares in thousands
2014	3,645
2013	3,769
2012	3,849

During 2014 and 2013, 139,870 options and 17,162 options were exercised under the 2004 Incentive Option Plan, respectively. Accordingly, the Group issued and registered these shares with a nominal value of US$ 1.5.

(b)	Restricted Share and Restricted Stock Unit Plan

The Restricted Share and Restricted Stock Unit Plan was effectively established in 2010 and amended in November 2011. It is administered by the Compensation Committee of the Company. Restricted shares under the Restricted Share or Restricted Stock Units Plan vested over a 3-year period from the date of grant at 33% on each anniversary of the grant date. Participants are entitled to receive one common share of the Company for each restricted share or restricted unit issued. For this plan, there are no performance requirements for the delivery of common shares, except that a participant’s employment with the Group must not have been terminated prior to the relevant vesting date. If the participant ceases to be an employee for any reason, any unvested restricted unit shall not be converted into common shares and the participant shall cease for all purposes to be a shareholder with respect to such shares.  The maximum number of ordinary shares with respect to which awards may be made under the Plan is 1,801,038. On March 17, 2015, the Board of Director increased this amount in 673,663 of shares.

On July 18, 2011, the Group issued and registered 427,293 restricted shares with a nominal value of US$ 1.5, which were granted under the Restricted Share Plan. All restricted shares has already vested.

The accompanying notes are an integral part of these consolidated financial statements.

F - 67

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

18.	Equity-settled unit-based payments (continued)

At December 31, 2014, the Group recognized compensation expense US$ 3.6 million related to the restricted shares granted under the Restricted Share Plan (2013: US$ 3.7 million).

The restricted shares under the Restricted Share Plan were measured at fair value at the date of grant.

Key grant-date fair value and other assumptions under the Restricted Share Plan are detailed below:

Grant Date	Apr 1, 2012	May 15, 2012	Apr 1, 2013	May 15, 2013	Apr 1, 2014	May 15, 2014

Fair value	9.81	9.33	8.08	7.48	7.92	8.72
Possibility of ceasing employment before vesting	3%	0%	5%	0%	5%	0%

Movements in the number of restricted shares outstanding under the Restricted Share Plan are as follows:

	Restricted shares (thousands)	Restricted stock units (thousands)	Restricted shares (thousands)	Restricted stock units (thousands)
	2014	2014	2013	2013
At January 1	109	699	234	515
Granted (1)	-	480	-	362
Forfeited	(3)	(21)	(6)	(10)
Vested	(106)	(297)	(119)	(169)
At December 31	-	861	109	699

(1) Approved by the Board of Directors of March 19, 2013 and the Shareholders Meeting of April 17, 2013.

During 2014 and 2013, 1,676 restricted shares and 5,827 restricted shares became forfeited, respectively, and were returned to the Group. These restricted shares are held by the Group as treasury shares and presented within “Treasury shares” in the statement of changes in shareholders’ equity.

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

Legal and other reserves amount to US$ 44,788 as of December 31, 2014 (2013: US$ 38,549) and are included within the balance of retained earnings in the statement of changes in shareholders’ equity.

The Company may make distributions in the form of dividends or otherwise to the extent that it has distributable retained earnings or available distributable reserves (including share premium) that result from the Stand Alone Financial Statements prepared in accordance with Luxembourg GAAP.  No distributable retained earning result from the Stand Alone Financial Statements of the Company as of December 31, 2014, but the Company has distributable reserves in excess of US$ 914,135.

The accompanying notes are an integral part of these consolidated financial statements.

F - 68

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

20.	Trade and other payables

	2014	2013
Non-current
Payable from acquisition of property, plant and equipment (i)	2,084	2,605
Other payables	307	346
	2,391	2,951
Current
Trade payables	70,269	84,009
Advances from customers	5,636	2,900
Amounts due to related parties (Note 33)	-	1,069
Taxes payable	4,217	3,108
Escrows arising on business combinations (Note 32)	316	1,030
Other payables	2,662	849
	83,100	92,965
Total trade and other payables	85,491	95,916

(i)	These trades payable are mainly collateralized by property, plant and equipment of the Group.

The fair values of current trade and other payables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other payables approximate their carrying amounts, as the impact of discounting is not significant.

21.	Borrowings

	2014	2013
Non-current
Bank borrowings	491,031	511,753
Obligations under finance leases	293	411
	491,324	512,164
Current
Bank overdrafts	7,789	5,750
Bank borrowings	199,106	141,889
Obligations under finance leases	287	328
	207,182	147,967
Total borrowings	698,506	660,131

As of December 31, 2014, total bank borrowings include collateralized liabilities of US$ 640,034 (2013: US$ 625,533). These loans are mainly collateralized by property, plant and equipment, sugarcane plantations, sugar export contracts and shares of certain subsidiaries of the Group.

The accompanying notes are an integral part of these consolidated financial statements.

F - 69

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

21.	Borrowings (continued)

The maturity of the Group’s borrowings (excluding obligations under finance leases) and the Group’s exposure to fixed and variable interest rates is as follows:

	2014	2013
Fixed rate:
Less than 1 year	95,524	56,932
Between 1 and 2 years	45,518	38,393
Between 2 and 3 years	41,685	37,762
Between 3 and 4 years	25,809	29,467
Between 4 and 5 years	39,992	27,803
More than 5 years	87,219	75,745
	335,747	266,102
Variable rate:
Less than 1 year	111,371	90,707
Between 1 and 2 years	130,426	107,392
Between 2 and 3 years	80,199	100,949
Between 3 and 4 years	13,154	54,212
Between 4 and 5 years	7,346	12,586
More than 5 years	19,683	27,444
	362,179	393,290
	697,926	659,392

Borrowings incurred by the Group’s subsidiaries in Brazil are repayable at various dates between January 2015 and September 2024 and bear either fixed interest rates ranging from 2.00% to 14.13% per annum or variable rates based on LIBOR or other specific base-rates plus spreads ranging from 4.46% to 15.59% per annum. At December 31, 2014 LIBOR (six months) was 0.37% (2013: 0.28%).

Borrowings incurred by the Group’s subsidiaries in Argentina are repayable at various dates between January 2015 and November 2019 and bear either fixed interest rates ranging from 4.50% and 7.00% per annum for those borrowings denominated in US dollar, and fixed interest rates ranging from 9,90% and 15,01% per annum for those borrowings denominated in argentine pesos.

The accompanying notes are an integral part of these consolidated financial statements.

F - 70

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

21.	Borrowings (continued)

Brazilian Subsidiaries

The main loans of the Group’s Brazilian Subsidiaries are:

Bank	Grant Date	Nominal amount	Capital Outstanding			Maturity date	Annual Interest Rate
			2014		2013
		(In millions)	Millions of Reais	Millions of equivalent Dollars	Millions of equivalent Dollars
Rabobank / Itaú BBA / Santander / Itaú Unibanco / Bradesco / HSBC (Finem ANG) (1)	March 2008	R$ 151	62.8	23.6	34.7	April 2018	Partially Long-Term Interest Rate (TJLP), as disclosed by the Brazilian Central Bank + 4.05% and partially Interest Rate Resolution 635/87 (average BNDES external funding rate) + 4.05%
Banco Do Brasil (2)	July 2010	R$ 70	48.1	18.1	24.6	July 2020	10% with 15% of bonus performance
BTG Pactual / HSBC / Votorantim / Rabobank (3)	May 2012	R$ 230	76.7	28.9	65.4	December 2015	CDI + 3.6%
Bradesco (4)	May 2012	US$ 11.7	-	7.8	11.7	December 2016	7.20%
Banco Do Brasil (5)	October 2012	R$ 130	130.0	48.9	55.5	November 2022	2.94% per annum with 15% of bonus performance
Itau BBA (6)	December 2012	R$ 45.9	41.7	15.7	19.0	December 2022	2.50%
Itau BBA (7)	March 2013	R$ 75	36.3	13.7	32.0	March 2019	CDI + 3.2%
ING / ABN /Bladex Loan (8)	July 2013	US$ 70	-	28.0	70.0	December 2016	LIBOR 6M plus 4.5%
Rabobank / Bradesco / HSBC / PGGM / Hinduja Bank (9)	September 2013	US$ 90	-	72.0	90.0	July 2017	LIBOR 3M plus 4.75%
Banco do Brasil / Itaul BBA Finem Loan (10)	September 2013	R$ 273	253.6	95.5	58.9	January 2023	5.69%
BNDES Finem Loan (11)	November 2013	R$ 215	208.0	78.3	25.6	January 2023	3.23%
ING / Bradesco / HSBC / BES / ICBC / Hinduja Bank / Monte Dei Paschi / Banco da China / Bladex (12)	March 2014	US$ 100	-	100.0	-	December 2017	LIBOR 3M plus 4.20%

(1)	Collateralized by (i) a first degree mortgage of the Takuare farm; (ii) a pledge on the capital stock (“quotas”) of Adecoagro Brasil Participações S/A; and (iii) liens over the Angélica mill and equipment, all of which are property of Adecoagro Vale do Ivinhema.
(2)	Collateralized by (i) a first degree mortgage of the Sapálio farm, (ii) liens over the Angélica mill and equipment, all of which are property of Adecoagro Vale do Ivinhema.
(3)	Collateralized by (i) a first-degree mortgage of the Dom Fabrício and Nossa Senhora Aparecida farms, (ii) pledge of sugarcane and (iii) sales contracts.
(4)	Collateralized by (i) liens over the Monte Alegre mill and equipment, all of which are property of Usina Monte Alegre
(5)	Collateralized by (i) a first degree mortgage of the Carmen (Santa Agua) farm, (ii) a second degree mortgage of the Sapálio farm, (iii) liens over the Ivinhema mill and equipment.
(6)	Collateralized by (i) a first degree mortgage of the Carmen (Santa Agua) farm, (ii) a second degree mortgage of the Takuare farm, (iii) a second degree mortgage of the Sapálio farm and (iv) liens over the Ivinhema mill and equipment.
(7)	Collateralized by power sales contract.
(8)	Collateralized by (i) pledge of sugarcane and (ii) sales contracts
(9)	Collateralized by (i) pledge of sugarcane and (ii) sales contracts.
(10)	Collateralized by (i) a first degree mortgage of the Carmen (Santa Agua) farm, (ii) a second degree mortgage of the Takuare farm, (iii) a second degree mortgage of the Sapálio farm and (iv) liens over the Ivinhema mill and equipment.
(11)	Collateralized by (i) liens over the Ivinhema mill and equipment, all of which are property of Adecoagro Vale do Ivinhema and (ii) power sales contracts.
(12)	Collateralized by (i) pledge of sugarcane and (ii) sales contracts.

The accompanying notes are an integral part of these consolidated financial statements.

F - 71

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

21.	Borrowings (continued)

The abovementioned loans contain certain customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions, as well as restrictions on the payment of dividends. These financial ratios are measured considering the statutory financial statements of the Brazilian Subsidiaries.

During 2014 and 2013 the Group was in compliance with all financial covenants.

Argentinian Subsidiaries

•	IDB Facility

The amended IDB Facility is divided into a seven-year US$ 20 million tranche (“Tranche A”) and a five-year US$ 60 million tranche (“Tranche B”) with a final maturity in November 2018 and 2016, respectively.  Tranche A bore interest at fixed rate of 6.11% per annum. Tranche B bears interest at 180-day LIBOR plus 4.45% per annum. The Group entered into a floating to fix interest rate forward swap, fixing LIBOR at 1.25%, effective May 2012.

Payment of principal plus interest of both tranches are made on a bi-annual basis. The IDB Facility is collateralized by property, plant and equipment with a net book value of US$ 24.77 million, by a mortgage over (i) Carmen and La Rosa farms which are property of Adeco Agropecuaria S.A.; and (ii) El Meridiano farm which is the property of Pilagá S.A.

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

In addition, the IDB Facility contains a change of control provision requiring acceleration of amounts due under the facility.

During 2014 and 2013 the Group was in compliance with all financial covenants.

The carrying amounts of the Group’s borrowings are denominated in the following currencies (expressed in US dollars):

	2014	2013
Currency
US Dollar	320,638	257,283
Brazilian Reais	362,733	372,058
Argentine Peso	15,135	30,775
Uruguayan Peso	-	15
	698,506	660,131

The accompanying notes are an integral part of these consolidated financial statements.

F - 72

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

	2014	2013	2012
Current income tax	(124)	(979)	(1,377)
Deferred income tax	(5,982)	10,256	6,813
Income tax (expense) / benefit	(6,106)	9,277	5,436

The statutory tax rate in the countries where the Group operates for all of the years presented are:

Tax Jurisdiction	Income Tax Rate
Argentina	35%
Brazil	34%
Uruguay	25%

Argentine income tax law includes a 10% withholding tax on dividend distributions made by Argentine companies to individuals and foreign beneficiaries. As of December 31, 2014, the Company did not record any liability on retained earnings at their Argentine subsidiaries due to its dividend policy which defines that the Company intends to retain any future earnings to finance operations and the expansion of their business and does not intend to distribute or pay any cash dividends on the Group’s common shares in the foreseeable future.

Deferred income tax liabilities of US$ 1.00 million have not been recognized for the withholding tax and other taxes that would be payable on the unremitted earnings of certain subsidiaries. Such amounts are permanently reinvested. Unremitted earnings totaled US$ 9.96 million at December 31, 2014.

Deferred tax assets and liabilities of the Group as of December 31, 2014 and 2013, without taking into consideration the offsetting of balances within the same tax jurisdiction, will be recovered or settled as follows:

	2014	2013
Deferred income tax asset to be recovered after more than 12 months	75,635	75,668
Deferred income tax asset to be recovered within 12 months	10,110	17,692
Deferred income tax assets	85,745	93,360
Deferred income tax liability to be settled after more than 12 months	(77,305)	(97,509)
Deferred income tax liability to be settled within 12 months	(2,478)	(5,106)
Deferred income tax liability	(79,783)	(102,615)
Deferred income tax assets / (liabilities), net	5,962	(9,255)

The gross movement on the deferred income tax account is as follows:

The accompanying notes are an integral part of these consolidated financial statements.

F - 73

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

22.	Taxation (continued)

	2014	2013	2012
Beginning of year	(9,255)	(39,997)	(55,908)
Exchange differences	7,050	12,259	8,741
Disposal of subsidiary (Note 16)	-	201	357
Tax charge relating to cash flow hedge (i)	14,149	8,026	-
Income tax (expense) / benefit	(5,982)	10,256	6,813
End of year	5,962	(9,255)	(39,997)

(i)	Relates to the gain or loss before income tax of cash flow hedge recognized in other comprehensive income amounting to US$ 53,584 for the year ended December 31, 2014.

The movement in the deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred income tax liabilities	Property, plant and equipment	Biological assets	Others	Total
At January 1, 2012	96,051	16,486	1,483	114,020
Charged/(credited) to the statement of income	(601)	3,951	13,277	16,627
Acquisition of subsidiary	(357)	-	-	(357)
Exchange differences	(11,684)	(1,644)	(407)	(13,735)
At December 31, 2012	83,409	18,793	14,353	116,555
(Credited)/charged to the statement of income	12,590	(4,394)	2,864	11,060
Disposal of subsidiary	(622)	-	-	(622)
Exchange differences	(18,339)	(3,247)	(2,792)	(24,378)
At December 31, 2013	77,038	11,152	14,425	102,615
(Credited) /charged to the statement of income	(6,446)	(960)	6,014	(1,392)
Exchange differences	(16,367)	(2,137)	(2,936)	(21,440)
At December 31, 2014	54,225	8,055	17,503	79,783

The accompanying notes are an integral part of these consolidated financial statements.

F - 74

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

22.	Taxation (continued)

Deferred income tax assets	Provisions	Tax loss carryforwards	Equity-settled share-based compensation	Biological Assets	Others	Total
At January 1, 2012	5,068	40,645	5,959	3,039	3,401	58,112
Charged/(credited) to the statement of income	1,033	21,652	757	(302)	300	23,440
Exchange differences	(530)	(3,880)	-	(236)	(348)	(4,994)
At December 31, 2012	5,571	58,417	6,716	2,501	3,353	76,558
Charged/(credited) to the statement of income	1,161	13,200	(299)	2,922	4,332	21,316
Disposal of subsidiary	-	(421)	-	-	-	(421)
Tax charge relating to cash flow hedge	-	8,347	-	-	-	8,347
Exchange differences	(905)	(9,923)	-	(549)	(1,063)	(12,440)
At December 31, 2013	5,827	69,620	6,417	4,874	6,622	93,360
Charged/(credited) to the statement of income	(3,745)	(2,636)	(522)	(1,568)	1,097	(7,374)
Tax charge relating to cash flow hedge	-	14,149	-	-	-	14,149
Exchange differences	(313)	(12,780)	-	(397)	(900)	(14,390)
At December 31, 2014	1,769	68,353	5,895	2,909	6,819	85,745

Tax loss carry forwards in Argentina and Uruguay generally expire within 5 years. Tax loss carry forwards in Brazil do not expire. However, in Brazil, the taxable profit for each year can only be reduced by tax losses up to a maximum of 30%.

In order to fully realize the deferred tax asset, the Group will need to generate future taxable income in the countries where the tax loss carry forward were incurred. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that as at December 31, 2014, it is probable that the Group will realize all of the deferred tax assets in Argentina and some portion of the deferred tax assets in Brazil.

As of December 31, 2014, the Group’s tax loss carry forwards and their corresponding jurisdictions are as follows:

Jurisdiction	Tax loss carry forward	Expiration Period
Argentina	28,035	5 years
Uruguay	2,098	5 years
Brazil	194,621	No expiration date

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The Group did not recognize deferred income tax assets of US$ 3.8 million in respect of losses amounting to US$ 11.2 that can be carried forward against future taxable income. These losses do not expire.

The accompanying notes are an integral part of these consolidated financial statements.

F - 75

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

22.	Taxation (continued)

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	2014	2013	2012
Tax calculated at the tax rates applicable to profits in the respective countries	(3,374)	13,094	(959)
Non-deductible items	(441)	(2,398)	(1,978)
Utilization of tax losses	-	-	2,845
Tax losses where no deferred tax asset was recognized	(2,383)	(3,811)	-
Non-taxable income	199	2,319	5,744
Others	(107)	73	(216)
Income tax (expense) / benefit	(6,106)	9,277	5,436

23.	Payroll and social security liabilities

	2014	2013
Non-current
Social security payable	1,278	1,458
	1,278	1,458
Current
Salaries payable	6,322	5,782
Social security payable	3,898	3,849
Provision for vacations	12,364	11,481
Provision for bonuses	4,731	5,027
	27,315	26,139
Total payroll and social security liabilities	28,593	27,597

The accompanying notes are an integral part of these consolidated financial statements.

F - 76

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

The table below shows the movements in the Group’s provisions for other liabilities categorized by type of provision:

	Labor, legal and other claims	Tax and social security	Onerous contracts	Total
At January 1, 2013	2,634	54	44	2,732
Additions	1,811	62	2,766	4,639
Used during year	(1,123)	(114)	(2,683)	(3,920)
Exchange differences	(490)	(2)	(9)	(501)
At December 31, 2013	2,832	-	118	2,950
Additions	1,283	-	3,779	5,062
Used during year	(899)	-	(3,841)	(4,740)
Exchange differences	(487)	-	(48)	(535)
At December 31, 2014	2,729	-	8	2,737

Analysis of total provisions:

	2014	2013
Non current	2,013	2,293
Current	724	657
	2,737	2,950

The Group is engaged in several legal proceedings, including tax, labor, civil, administrative and other proceedings in Brazil, which qualified as contingent liabilities for an aggregate claimed nominal amount of US$ 24.07 million and US$ 19.11 as of December 31, 2014 and 2013, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

F - 77

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

25.	Sales

	2014	2013	2012
Sales of manufactured products and services rendered:
Rice	99,339	101,906	89,062
Ethanol	165,870	150,382	121,544
Sugar	174,459	133,597	134,766
Energy	66,800	32,463	25,649
Powder milk	2,948	-	-
Services	2,093	2,929	3,575
Operating Leases	1,593	3,446	4,780
Others	25	584	150
	513,127	425,307	379,526
Sales of agricultural produce and biological assets:
Soybean	79,515	68,850	66,721
Cattle for dairy	2,553	2,244	1,634
Other cattle	-	616	623
Corn	69,636	79,277	67,915
Cotton	9,081	6,119	16,489
Milk	27,467	28,417	17,234
Wheat	7,669	20,379	30,611
Coffee	-	439	8,363
Sunflower	10,016	8,030	7,887
Sorghum	84	146	875
Rice	1,117	-	-
Barley	1,150	1,419	4,220
Seeds	1,244	2,617	2,294
Others	307	764	308
	209,839	219,317	225,174
Total sales	722,966	644,624	604,700

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

The notional amount of these contracts is US$ 31.5  million as of December 31, 2014 (2013: US$ 49.7 million; 2012: US$ 75 million) comprised primarily of 801 tons of sugar (US$ 0.7 million), 14,952 m3 of ethanol (US$ 8.1 million), 40,577 tons of soybean (U$S 11.8 million), 270 tons of cotton (US$ 0.3 million), 5,171 tons of wheat (US$ 1.2 million), 32,851 tons of corn (US$ 4.6 million) and 12,600 tons of sunflower (US$ 4.8) which expire between January 2015 and July 2015.

The accompanying notes are an integral part of these consolidated financial statements.

F - 78

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

The following table provides the additional disclosure required on the nature of expenses and their relationship to the function within the Group:

	2014	2013	2012
Cost of agricultural produce and biological assets sold	185,378	191,213	194,107
Raw materials and consumables used in manufacturing activities	191,827	158,352	159,968
Services	14,046	14,201	18,670
Salaries and social security expenses (Note 27)	66,775	61,019	63,089
Depreciation and amortization	89,656	68,432	54,468
Taxes (*)	3,689	4,836	2,102
Maintenance and repairs	12,722	10,085	10,815
Freights	46,499	37,909	35,470
Export taxes / selling taxes	34,550	34,410	32,683
Fuel and lubricants	10,225	8,603	7,625
Lease expense and similar arrangements (**)	2,473	2,610	3,200
Others	19,000	21,329	23,248
Total expenses by nature	676,840	612,999	605,445

(*) Excludes export taxes and selling taxes.

(**) Relates to various cancellable operating lease agreements for office and machinery equipment.

For the year ended December 31, 2014, an amount of US$ 335,442 is included as “cost of manufactured products sold and services rendered” (2013: US$ 272,261; 2012: US$  263,978); an amount of US$ 209,839 is included as “cost of agricultural produce sold and direct agricultural selling expenses” (2013: US$219,317; 2012: US$ 225,174); an amount of US$ 52,695 is included in “general and administrative expenses” (2013: US$ 53,352; 2012: US$ 57,691); and an amount of US$ 78,864 is included in “selling expenses” as described above (2013: US$68,069; 2012: US$ 58,602).

27.	Salaries and social security expenses

	2014	2013	2012
Wages and salaries	48,287	42,291	43,519
Social security costs	14,621	14,925	15,432
Equity-settled share-based compensation	3,867	3,803	4,138
	66,775	61,019	63,089
Number of employees	8,109	7,494	7,051

The accompanying notes are an integral part of these consolidated financial statements.

F - 79

 Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

28.	Other operating income, net

	2014	2013	2012
Gain from the sale of subsidiaries (Note 16)	-	779	27,513
Gain from disposal of farmland and other assets (Note 16)	-	26,434	-
Gain from commodity derivative financial instruments	9,937	19,586	1,821
Loss from onerous contracts – forwards	(157)	(292)	(2,302)
Gain from disposal of other property items	985	670	882
Gain from disposal of financial assets(Note 16)	-	1,188	-
Others	1,212	1,285	3,183
	11,977	49,650	31,097

29.	Financial results, net

	2014	2013	2012
Finance income:
- Interest income	7,068	6,882	11,249
- Other income	223	352	289
Finance income	7,291	7,234	11,538

Finance costs:
- Interest expense	(54,915)	(49,249)	(27,672)
- Cash flow hedge – transfer from equity	(12,031)	(2,560)	-
- Foreign exchange losses, net	(9,246)	(21,087)	(26,080)
- Taxes	(3,731)	(3,815)	(4,265)
- Loss from interest rate/foreign exchange rate derivative financial instruments	(3,232)	(19,028)	(5,823)
- Other expenses	(3,317)	(3,177)	(2,814)
Finance costs	(86,472)	(98,916)	(66,654)
Total financial results, net	(79,181)	(91,682)	(55,116)

The accompanying notes are an integral part of these consolidated financial statements.

F - 80

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

	2014	2013	2012

Profit / (Loss) from continuing operations attributable to equity holders of the Group	2,518	(27,597)	13,488
Profit/(Loss) from discontinued operations attributable to equity holders of the Group	-	1,767	(40,91)
Weighted average number of shares in issue (thousands)	120,562	122,302	121,365
Basic earnings / (loss) per share from continuing operations	0.021	(0.226)	0.111
Basic earnings / (loss) per share from discontinued operations	-	0.014	(0.034)

(b) Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares. The Group has one category of dilutive potential shares: equity-settled share options. For these instruments, a calculation is done to determine the number of shares that could have been acquired at fair value, based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the equity-settled share options.  As of December 31, 2014, there were 1,729 thousands (2013: 2,431 thousands; 2012: 2,528 thousands) share options outstanding that could potentially have a dilutive impact in the future but were antidilutive for the periods presented.

	2014	2013	2012

Profit / (Loss) from continuing operations attributable to equity holders of the Group	2,518	(27,597)	13,488
Profit /(Loss) from discontinued operations attributable to equity holders of the Group	-	1,767	(40,91)
Weighted average number of shares in issue (thousands)	120,562	122,302	121,365
Adjustments for:
- Employee share options and restricted units (thousands)	1,055	807	1,104
Weighted average number of shares for diluted earnings per share (thousands)	121,617	123,109	122,469
Diluted earnings / (loss) per share from continuing operations	0.021	(0.226)	0.111
Diluted earnings / (loss) per share from discontinued operations	-	0.014	(0.034)

The accompanying notes are an integral part of these consolidated financial statements.

F - 81

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

31.	Disclosure of leases and similar arrangements

The Group as lessee

Operating leases:

The Group leases various offices and machinery under cancellable operating lease agreements which involve no significant amount.

The Group leases land for crop cultivation in Argentina. The leases have an average term of a crop year and are renewable at the option of the lessee for additional periods. Under the lease agreements, rent accrues generally at the time of harvest. Rent is payable at several times during the crop year. Lease expense was US$ 12.82 million for the year ended December 31, 2014 (2013: US$ 17.85 million; 2012: US$ 17.60 million). Lease expense is capitalized as part of biological assets, affecting the periodically re-measurement of the biological assets at fair value. Based on this accounting policy, the line item ‘Initial recognition and changes in fair value of biological assets and agricultural produce’ in the consolidated income statement is directly affected by the lease expense that has been capitalized.

The future aggregate minimum lease payments under cancellable operating leases are as follows:

	2014	2013
No later than 1 year	5,180	10,313
Later than 1 year and no later than 5 years	105	6,090
Thereafter	-	-
	5,285	16,403

Agriculture “partnerships” (parceria by its exact term in Portuguese):

The Group enters into contracts with landowners to cultivate sugarcane on their land. These contracts have an average term of 5 years.

Under these contracts, the Group makes payments based on the market value of sugarcane per hectare (in tons) used by the Group in each harvest, with the market value based on the price of sugarcane published by CONSECANA and a fixed amount of total recoverable sugar per ton. Lease expense was US$ 65 million for the year ended December 31, 2014 (2013: US$ 150 million; 2012: US$ 30.4 million). Lease expense is included in “Initial recognition and changes in fair value of biological assets and agricultural produce” in the statement of income.

Finance leases:

Most of the leased assets carried in the consolidated statement of financial position as part of a finance lease relate to long-term rental and lease agreements for vehicles, machinery and equipment.

Obligations under finance leases

Lease liabilities are effectively secured as the rights to the leased asset revert to the lessor in the event of default.

Gross finance lease liabilities – minimum lease payments:

	2014	2013
Not later than one year	287	328
Later than one year and not later than five years	293	411
	580	739
Future finance charges on finance leases	-	-
Present value of finance lease liabilities	580	739

The accompanying notes are an integral part of these consolidated financial statements.

F - 82

 Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

31.	Disclosure of leases and similar arrangements (continued)

The present value of finance lease liabilities is as follows:

	2014	2013
Not later than one year	287	328
Later than one year and not later than five years	293	411
	580	739

Under the terms of the lease agreements, no contingent rents are payable. The interest rate inherent in these finance leases is fixed at the contract date for all of the lease term. The average interest rate on finance lease payables at December 31, 2014 was 8.77% (2013: 13.23%).

The Group as lessor

Operating leases:

The Group acts as a lessor in connection with an operating lease related to leased farmland. The lease payments received are recognized in profit or loss. The lease has a term of ten years.

The following amounts have been recognized in the statement of income in the line “Sales of manufactured products and services rendered”:

	2014	2013	2012
Rental income	1,523	3,446	4,735

The future minimum rental payments receivable under cancellable leases are as follows:

	2014	2013
No later than 1 year	1,486	1,458
Later than 1 year and no later than 5 years	2,626	3,417
Thereafter	-	553
	4,112	5,428

In September 2013, Marfrig Argentina S.A., (“Marfrig Argentina”), an argentine subsidiary of Marfrig Alimentos S.A. (“Marfrig Alimentos”) a Brazilian Company, notified the Group of their intention to early terminate the lease agreement entered into with the Group on December 2009 for grazing land. The termination of the lease agreement was effective in the fourth quarter of 2013. The Group filed an arbitration proceeding against Marfrig Argentina and Marfrig Alimentos in 2014 claiming unpaid invoices and indemnification for early termination for US$ 23,000,000.

Finance leases:

The Group does not act as a lessor in connection with finance leases.

The accompanying notes are an integral part of these consolidated financial statements.

F - 83

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

32.	Group companies

The following table details the subsidiaries that comprised the Group as of December 31, 2014 and 2013:

			2014	2013
	Activities	Country of incorporation and operation	Ownership percentage held if not 100%	Ownership percentage held if not 100%
Details of principal subsidiary undertakings:
Operating companies (unless otherwise stated):
Adeco Agropecuaria S.A.	(a)	Argentina	-	-
Pilagá S.A.	(a)	Argentina	99.84%	99.84%
Cavok S.A.	(a)	Argentina	-	-
Establecimientos El Orden S.A.	(a)	Argentina	-	-
Bañado del Salado S.A.	(a)	Argentina	-	-
Agrícola Ganadera San José S.A.	(a)	Argentina	(i)	(i)
Santa Regina S.A.	(a)	Argentina	(iii)	(iii)
Agro Invest S.A.	(a)	Argentina	-	-
Forsalta S.A.	(a)	Argentina	-	-
Dinaluca S.A.	(a)	Argentina	-	-
Simoneta S.A.	(a)	Argentina	-	-
Compañía Agroforestal S.M.S.A.	(a)	Argentina	-	-
Adeco Agropecuaria Brasil Ltda.	(b)	Brazil	-	-
Adecoagro Vale do Ivinhema Ltda.	(b)	Brazil	-	-
Adecoagro Commodities Ltda.	(b)	Brazil	-	-
Usina Monte Alegre Ltda.	(b)	Brazil	-	-
Fazenda Mimoso Ltda.	(c)	Brazil	(ii)	(ii)
Kelizer S.A.	(a)	Uruguay	-	-
Agroglobal S.A. (f.k.a. Adecoagro Uruguay S.A.)	(a)	Uruguay	-	-
Holdings companies:
Adeco Brasil Participações S.A.	-	Brazil	-	-
International Farmland Holdings LP	-	United States	-	-
Adecoagro LP	-	United States	-	-
Ladelux S.C.A.	-	Uruguay	-	-
Spain Holding Companies (d)	-	Spain	-	-
Global Anceo S.L.U. (Note 16)	-	Spain	51%	-
Global Hisingen S.L.U. (Note 16)	-	Spain	51%	-
Ona Ltd.	-	Malta	-	-
Toba Ltd.	-	Malta	-	-

(a) Mainly crops, rice, cattle and others
(b) Mainly sugarcane, ethanol and energy
(c) Mainly coffee

(d)  Comprised by: Kadesh España S.L.U.; Leterton España S.L.U.; Global Calidon S.L.U.; Global Mirabilis S.L.U.; Global Asterion S.L.U.; Global Acasto S.L.U.; Global Laertes S.L.U.; Global Seward S.L.U.; Global Acamante S.L.U.; Global Carelio S.L.U.; Global Pindaro S.L.U.; Global Pileo S.L.U.; Peak Tezas S.L.U.; Peak City S.L.U.

The accompanying notes are an integral part of these consolidated financial statements.

F - 84

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

33.	Related-party transactions

The following is a summary of the balances and transactions with related parties:

Related party	Relationship	Description of transaction	Income (loss) included in the			Balance receivable
			statement of income			(payable)/(equity)
			2014	2013	2012	2014	2013

	Joint venture	Sales of goods	-	7.432	8,231	-	-
Grupo La Lácteo		Purchases of goods	-	(25)	53	-	-
		Interest income	-	33	377	-	-
Mario Jorge de Lemos Vieira/ Cia Agropecuaria Monte Alegre/ Alfenas Agricola Ltda/ Marcelo Weyland Barbosa Vieira/ Paulo Albert Weyland Vieira Directors and senior management	(i)	Cost of manufactured products sold and services rendered (ii)
			(2,854)	(2,650)	(4,215)	-	-

		Receivables from related parties (Note 13)
			-	-	-	258	-

		Payables (Note 20)	-	-	-	-	(667)

	Employment	Compensation selected employess

			(7,439)	(7,367)	(7,367)	(16,876)	(17,472)

CHS Agro	Joint venture	Purchases of goods	-	402	-	-	-
		Payables (Note 20)	-	-	-	-	(402)
		Sales of goods	2,824	-	-	-	-
		Services	70	-	-	-	-
		Interest income	49	-	-	-	-

(i)       Shareholders of the Company.

(ii)      Relates to agriculture partnership agreements (“parceria”).

The accompanying notes are an integral part of these consolidated financial statements.

F - 85