Form 20-F
period 2015-12-31
Adecoagro S.A.
filed 2016-04-27
CIK 1499505

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED ON DECEMBER 31, 2015
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM TO
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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

None

The number of outstanding shares of each of the issuer’s classes of capital stock as of December 31, 2015:

121,092,012 Common Shares, par value $1.50 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

Yes ☑ No ☐

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

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐

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

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions. The forward-looking statements included in this annual report relate to, among others:

•	our business prospects and future results of operations;

•	weather and other natural phenomena;

•	developments in, or changes to, the laws, regulations and governmental policies governing our business, including limitations on ownership of farmland by foreign entities in certain jurisdiction in which we operate, environmental laws and regulations;

•	the implementation of our business strategy;

•	our plans relating to acquisitions, joint ventures, strategic alliances or divestitures;

•	the implementation of our financing strategy and capital expenditure plan;

•	the maintenance of our relationships with customers;

•	the competitive nature of the industries in which we operate;

•	the cost and availability of financing;

•	future demand for the commodities we produce;

•	international prices for commodities;

•	the condition of our land holdings;

•	the development of the logistics and infrastructure for transportation of our products in the countries where we operate;

•	the performance of the South American and world economies;

•	the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; and

•	the factors discussed under the section entitled “Risk Factors” in this annual report.

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Certain Defined Terms

In this annual report, unless otherwise specified or if the context so requires:

•	References to the terms “Adecoagro S.A.,” “Adecoagro,” “we,” “us,” “our,” “Company” and “our company” refer to, Adecoagro S.A., a corporation organized under the form of a société anonyme under the laws of the Grand Duchy of Luxembourg, and its subsidiaries.

•	References to “IFH” and “IFH LP” mean the former International Farmland Holdings, LP, a limited partnership (previously IFH LP and International Farmland Holdings, LLC, or IFH LLC).

•	References to “Adecoagro LP” mean Adecoagro, LP SCS, a limited partnership organized under the form of a société comandite simple under the laws of the Grand Duchy of Luxembourg (previously Adecoagro LP (Delaware) and Adecoagro, LLC).

•	References to “$,” “US$,” “U.S. dollars” and “dollars” are to U.S. dollars.

•	References to “Argentine Pesos,” “Pesos” or “Ps.” are to Argentine Pesos, the official currency of Argentina.

•	References to “Brazilian Real,” “Real,” “Reais” or “R$” are to the Brazilian Real, the official currency of Brazil.

•	Unless stated otherwise, references to “sales” are to the consolidated sales of manufactured products and services rendered plus sales of agricultural produce and biological assets.

•	References to “IFRS” are International Financial Reporting Standards issued by the International Accounting Standards Board (“IASB”) and the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), together “IFRS.”

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

On March 27, 2015, Adecoagro commenced a series of transactions for the purpose of transfering the domicile of Adecoagro LP to Luxembourg. In connection with the Adecoagro LP redomiciliation, Adecoagro merged IFH LP into Adecoagro LP (Delaware) being Adecoagro LP (Delaware) the surviving entity and Adecoagro GP S.a.r.l., a societe responsibilitie limitee organized under the laws of Luxembourg, the general partner of Adecoagro LP (Delaware) on April 1, 2015. Also on April 1, 2015, Adecoagro completed the redomiciliation of Adecoagro LP (Delaware) out of Delaware to Luxembourg and Adecoagro LP (Delaware), without dissolution or liquidation, continued its corporate existence as Adecoagro LP S.C.S., a societe en commandite simple organized under Luxembourg law, effective April 2, 2015. For a detailed description of the Adecoagro LP redomiciliation please see “Item 4. Information on the Company—A. History and Development of the Company—History.

 v

The consolidated financial statements as of December 31, 2015 and 2014, and for the years then ended (hereinafter, the “Consolidated Financial Statements”) included in this annual report have been prepared in accordance with IFRS. All IFRS effective at the time of preparing the consolidated financial statements have been applied.

Financial Statements

Non-IFRS Financial Measures

We present Adjusted Consolidated EBITDA, Adjusted Segment EBITDA, Adjusted Consolidated EBIT and Adjusted Segment EBIT in this annual report as supplemental measures of performance of our company and of each operating segment, respectively, that are not required by, or presented in accordance with IFRS. Our Adjusted Consolidated EBITDA equals the sum of our Adjusted Segment EBITDA for each of our operating segments. We define “Adjusted Consolidated EBITDA” as (i) consolidated net profit (loss) for the year, as applicable, before interest expense, income taxes, depreciation and amortization, foreign exchange gains or losses, other net financial expenses and unrealized changes in fair value of our long-term biological assets, primarily our sugarcane and coffee plantations and cattle stocks; and (ii) adjusted by profit or loss from discontinued operations; and (iii) by gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland which are reflected in our Shareholders Equity under the line item ”Reserve from the sale of non-controlling interests in subsidiaries.” We define “Adjusted Segment EBITDA” for each of our operating segments as (i) the segment’s share of consolidated profit (loss) from operations before financing and taxation for the year, as applicable, before depreciation and amortization and unrealized changes in fair value of our long-term biological assets; and (ii) adjusted by profit or loss from discontinued operations; and adjusted by gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, which are reflected in our Shareholders Equity under the line item: “Reserve from the sale of non-controlling interests in subsidiaries.” We believe that Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are important measures of operating performance for our company and each operating segment, respectively, because they allow investors and others to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, respectively, including our return on capital and operating efficiencies, from period to period by removing the impact of our capital structure (interest expense from our outstanding debt), asset base (depreciation and amortization), tax consequences (income taxes), unrealized changes in fair value of biological assets (a significant non-cash gain or loss to our consolidated statements of income under IAS 41 accounting), foreign exchange gains or losses and other financial expenses. In addition, by including the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, investors can also evaluate the full value and returns generated by our land transformation activities. Other companies may calculate Adjusted Consolidated EBITDA and Adjusted Segment EBITDA differently, and therefore our Adjusted Consolidated EBITDA and Adjusted Segment EBITDA may not be comparable to similarly titled measures used by other companies. Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are not measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, segment’s profit from operations before financing and taxation and other measures determined in accordance with IFRS. Items excluded from Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are significant and necessary components to the operations of our business, and, therefore, Adjusted Consolidated EBITDA and Adjusted Segment EBITDA should only be used as a supplemental measure of our company’s operating performance, and of each of our operating segments, respectively. We also believe Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are useful for securities analysts, investors and others to evaluate the financial performance of our company and other companies in the agricultural industry. These non-IFRS measures should be considered in addition to, but not as a substitute for or superior to, the information contained in either our statements of income or segment information.

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

The following data, insofar as it relates to each of the years 2011-2015, has been derived from our annual consolidated financial statements, including the consolidated statements of financial position at December 31, 2015 and 2014 and the related consolidated statements of income, comprehensive income and cash flows for each of the three years in the period ended December 31, 2015, and the notes thereto included elsewhere in this annual report (the “Consolidated Financial Statements”).

The financial statements are prepared in accordance with IFRS. All IFRS effective at the time of preparing the Consolidated Financial Statements have been applied.

You should read the information contained in the following tables in conjunction with “Item 5. Operating and Financial Review and Prospects”, “Item 8. Financial Information”, “Item 18. Financial Statements” and the Consolidated Financial Statements and the accompanying notes included elsewhere in this annual report.

	As of December,
	2015	2014	2013	2012	2011
	(In thousands of $)
Statement of Income Data:
Sales of manufactured products and services rendered	490,619	513,127	425,307	379,526	365,857
Cost of manufactured products sold and services rendered	(321,998)	(335,442)	(272,261)	(263,978)	(237,404)
Gross profit from manufacturing activities	168,621	177,685	153,046	115,548	128,453
Sale of agricultural produce and biological assets	183,695	209,839	219,317	225,174	182,227
Cost of agricultural produce sold and direct agricultural selling expenses (l)	(183,695)	(209,839)	(219,317)	(225,174)	(182,227)
Initial recognition and changes in fair value of biological assets and agricultural produce	36,869	27,145	(39,123)	16,643	86,811
Changes in net realizable value of agricultural produce after harvest	14,691	3,401	12,875	16,004	10,523
Gross profit/(loss) from agricultural activities	51,560	30,546	(26,248)	32,647	97,334
Margin on manufacturing and agricultural activities before operating expenses	220,181	208,231	126,798	148,195	225,787
General and administrative expenses	(48,425)	(52,695)	(53,352)	(57,691)	(65,142)
Selling expenses	(70,268)	(78,864)	(68,069)	(58,602)	(59,404)
Other operating income, net	31,066	11,977	49,650	31,097	24,581
Share of loss of joint ventures	(2,685)	(924)	(219)	-	-
Profit from operations before financing and taxation	129,869	87,725	54,808	62,999	125,822
Finance income	9,150	7,291	7,234	11,538	9,132
Finance costs	(116,890)	(86,472)	(98,916)	(66,654)	(62,341)
Financial results, net	(107,740)	(79,181)	(91,682)	(55,116)	(53,209)
Profit / (Loss) before income tax	22,129	8,544	(36,874)	7,883	72,613
Income tax (expense) / benefit	(3,754)	(6,106)	9,277	5,436	(14,662)
Profit / (Loss) for the year from continuing operations	18,375	2,438	(27,597)	13,319	57,951
Profit / (Loss) for the year from discontinued operations (2)	-	-	1,767	(4,040)	(1,034)
Profit / (Loss) for the year	18,375	2,438	(25,830)	9,279	56,917

Attributable to: Equity holders of the parent	17,133	2,518	(25,828)	9,397	56,018
Non-controlling interest	1,242	(80)	(2)	(118)	899
Earnings/(Loss) per share from continuing and discontinued operations attributable to the equity holders of the parent during the year:
Basic earnings/(loss) per share
From continuing operations	0.142	0.021	(0.226)	0.111	0.488
From discontinued operations	-	-	0.014	0.034	(0.009)
Diluted earnings/(loss) per share
From continuing operations	0.140	0.021	(0.226)	0.111	0.488
From discontinued operations	-	-	0.014	0.034	(0.009)

(1)	Consists of two components: (i) the cost of our agricultural produce and/or biological assets sold as the case may be plus (ii) in the case of agricultural produce, the direct costs of selling, including but not limited to, transportation costs, export taxes and other levies. The cost of our agricultural produce sold represents the recognition as an expense of our agricultural produce held in inventory valued at net realizable value. The cost of our biological assets and/or agricultural produce sold at the point of harvest represents the recognition as an expense of our biological assets and/or agricultural produce measured at fair value less costs to sell, generally representing the applicable quoted market price at the time of sale. Accordingly, the line item “Sales of agricultural produce and biological assets” is equal to the line item “Cost of agricultural produce plus direct agricultural selling expenses.” See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies and Estimates—Biological Assets and Agricultural Produce.”

(2)	Our joint venture (equity method) investment in La Lacteo, was disposed on June 2013 and it was reflected as Discontinued operations.

	For the Year Ended December 31,
	2015	2014	2013	2012	2011
Cash Flow Data:
Net cash generated from operating activities	153,914	133,133	102,080	67,823	56,586
Net cash used in investing activities	(133,779)	(313,454)	(161,536)	(300,215)	(140,493)
Net cash generated from financing activities	92,413	73,289	104,671	133,508	360,792
Other Financial Data:
Adjusted Segment EBITDA (unaudited)(1)
Crops	33,211	36,671	36,720	34,313	42,563
Rice	6,274	14,198	12,902	4,943	6,652
Dairy	6,356	8,536	9,801	(2,402)	3,426
All Other segments	461	333	1,347	4,280	5,971
Farming subtotal	46,302	59,738	60,770	41,134	58,612
Ethanol, sugar and energy	154,565	153,532	115,239	97,505	109,507
Land transformation	23,980	25,508	28,172	27,513	8,832
Corporate	(21,776)	(23,233)	(23,478)	(25,442)	(26,885)
Adjusted Consolidated EBITDA (unaudited)(1)	203,071	215,545	180,703	140,710	150,066

____________

(1)	See “Presentation of Financial and Other Information” for the definitions of Adjusted Segment EBITDA and Adjusted Consolidated EBITDA and the reconciliation in the table below.

	As of December 31,
	2015	2014	2013	2012	2011
	(In thousands of $)
Statement of Financial Position Data:
Biological assets	299,270	341,232	292,144	298,136	239,600
Inventories	77,703	104,919	108,389	95,321	96,147
Property, plant and equipment, net	540,218	776,905	790,520	880,897	759,696
Total assets	1,370,705	1,639,322	1,711,476	1,777,955	1,700,695
Non-current borrowings	483,651	491,324	512,164	354,249	203,409
Total borrowings	723,339	698,506	660,131	539,133	360,705
Share Capital	183,573	183,573	183,573	183,331	180,800
Equity attributable to equity holders of the parent	535,395	762,796	854,304	1,025,978	1,079,876
Non-controlling interest	7,335	7,589	45	65	14,993
Number of shares	122,382	122,382	122,382	122,221	120,533

The following tables show a reconciliation of Adjusted Segment EBITDA to our segments’ profit / (loss) from operations before financing and taxation, the most directly comparable IFRS financial measure, and a reconciliation of Adjusted Consolidated EBITDA to our net profit (loss) for the year, the most directly comparable IFRS financial measure.

	As of December 31, 2015
	Crops	Rice	Dairy	All other segments	Farming Subtotal	Sugar, Ethanol and Energy	Land Trans- formation	Corporate	Total
	(In thousands of $)
Adjusted Segment EBITDA (unaudited)
Profit/(Loss) from
Operations Before Financing and Taxation	30,784	3,287	4,900	1,717	40,688	103,043	7,914	(21,776)	129,869
Profit from discontinued operations	-	-	-	-	-	-	-	-	-
Initial recognition and changes in fair value of “long term” biological assets (l) (unrealized)	-	-	-	(1,532)	(1,532)	(12,599)	-	-	(14,131)
Adjusted Segment EBIT (unaudited)(2)	30,784	3,287	4,900	185	39,156	90,444	7,914	(21,776)	115,738
Depreciation and amortization	2,427	2,987	1,456	276	7,146	64,121	-	-	71.267
Reserve from the sale of non-controlling interests in subsidiaries (3)	-	-	-	-	-	-	16,066	-	16,066
Adjusted Segment EBITDA (unaudited)(2)	33,211	6,274	6,356	461	46,302	154,565	23,980	(21,776)	203,071
Reconciliation to Profit
Profit for the year									18,375
Initial recognition and changes in fair value of “long term” biological assets(l) (unrealized)									(14,131)
Income tax expense									3,754
Interest expense, net									49,491
Foreign exchange, net									23,423
Other financial results, net									34,826
Reserve from the sale of non-controlling interests in subsidiaries (3)									16,066
Adjusted Consolidated EBIT (unaudited)(2)									131,804
Depreciation and amortization									71.267
Adjusted Consolidated EBITDA (unaudited)(2)									203,071

(1)	Long-term biological assets are sugarcane, coffee, dairy and cattle.

(2)	See “Presentation of Financial and Other Information” for the definitions of Adjusted Segment EBIT, Adjusted Consolidated EBIT, Adjusted Segment EBITDA and Adjusted Consolidated EBITDA.

(3)	This corresponds to an equity line item in our balance sheet. See “Presentation of Financial and Other Information” for the definitions of Adjusted Segment EBIT, Adjusted Consolidated EBIT, Adjusted Segment EBITDA and Adjusted Consolidated EBITDA.

	As of December 31, 2014
	Crops	Rice	Dairy	All other segments	Farming Subtotal	Sugar, Ethanol and Energy	Land Trans- formation	Corporate	Total
	(In thousands of $)
Adjusted Segment EBITDA (unaudited)
Profit/(Loss) from
Operations Before Financing and Taxation	34,745	10,937	8,112	477	54,271	56,687	-	(23,233)	87,725
Profit from discontinued operations	-	-	-	-	-	-	-	-	-
Initial recognition and changes in fair value of “long term” biological assets(l) (unrealized)	-	-	(1,127)	(542)	(1,669)	14,325	-	-	12,656
Adjusted Segment EBIT (unaudited)(2)	34,745	10,937	6,985	-65	52,602	71,012	-	-23,233	100,381
Depreciation and amortization	1,926	3,261	1,551	398	7,136	82,520	-	-	89,656
Reserve from the sale of non-controlling interests in subsidiaries (3)	-	-	-	-	-	-	25,508	-	25,508
Adjusted Segment EBITDA (unaudited)(2)	36,671	14,198	8,536	333	59,738	153,532	25,508	(23,233)	215,545
Reconciliation to Profit
Profit for the year									2,438
Initial recognition and changes in fair value of “long term” biological assets(l) (unrealized)									12,656
Income tax expense									6,106
Interest expense, net									47,847
Foreign exchange, net									9,246
Other financial results, net									22,088
Reserve from the sale of non-controlling interests in subsidiaries (3)									25,508
Adjusted Consolidated EBIT (unaudited)(2)									125,889
Depreciation and amortization									89,656
Adjusted Consolidated EBITDA (unaudited)(2)									215,545

(1)	Long-term biological assets are sugarcane, coffee, dairy and cattle.

(2)	See “Presentation of Financial and Other Information” for the definitions of Adjusted Segment EBIT, Adjusted Consolidated EBIT, Adjusted Segment EBITDA and Adjusted Consolidated EBITDA.

(3)	This corresponds to an equity line item in our balance sheet. See “Presentation of Financial and Other Information” for the definitions of Adjusted Segment EBIT, Adjusted Consolidated EBIT, Adjusted Segment EBITDA and Adjusted Consolidated EBITDA.

	As of December 31, 2013
	Crops	Rice	Dairy	All other segment	Farming Subtotal	Sugar, Ethanol and Energy	Land Trans- formation	Corporate	Total
	(In thousands of $)
Adjusted Segment EBITDA (unaudited)
Profit/(Loss) from
Operations Before Financing and Taxation	34,549	8,171	6,714	(7,238)	42,196	7,918	28,172	(23,478)	54,808
Profit from discontinued operations	-	-	1,767	-	1,767	-	-	-	1,767
Initial recognition and changes in fair value of “long term” biological assets(l) (unrealized)	-	-	234	8,121	8,355	47,341	-	-	55,696
Adjusted Segment EBIT (unaudited)(2)	34,549	8,171	8,715	883	52,318	55,259	28,172	(23,478)	112,271
Depreciation and amortization	2,171	4,731	1,086	464	8,452	59,980	-	-	68,432
Adjusted Segment EBITDA (unaudited)(2)	36,720	12,902	9,801	1,347	60,770	115,239	28,172	(23,478)	180,703
Reconciliation to Profit
Loss for the year									(25,830)
Initial recognition and changes in fair value of “long term” biological assets(l) (unrealized)									55,696
Income tax benefit									(9,277)
Interest expense, net									42,367
Foreign exchange, net									21,087
Other financial results, net									28,228
Adjusted Consolidated EBIT (unaudited)(2)									112,271
Depreciation and amortization									68,432
Adjusted Consolidated EBITDA (unaudited)(2)									180,703

(1)	Long-term biological assets are sugarcane, coffee, dairy and cattle.

(2)	See “Presentation of Financial and Other Information” for the definitions of Adjusted Segment EBIT, Adjusted Consolidated EBIT, Adjusted Segment EBITDA and Adjusted Consolidated EBITDA.

	As of December 31, 2012
	Crops	Rice	Dairy	All other segments	Farming Subtotal	Sugar, Ethanol and Energy	Land Trans- formation	Corporate	Total
	(In thousands of $)
Adjusted Segment EBITDA (unaudited)
Profit/(Loss) from
Operations Before Financing and Taxation	32,240	1,120	857	889	35,106	25,822	27,513	(25,442)	62,999
Loss from discontinued operations	-	-	(4,040)	-	(4,040)	-	-	-	(4,040)
Initial recognition and changes in fair value of “long term” biological assets(l) (unrealized)	-	-	(115)	2,615	2,500	24,783	-	-	27,283
Adjusted Segment EBIT (unaudited)(2)	32,240	1,120	(3,298)	3,504	33,566	50,605	27,513	(25,442)	86,242
Depreciation and amortization	2,073	3,823	896	776	7,568	46,900			54,468
Adjusted Segment EBITDA (unaudited)(2)	34,313	4,943	(2,402)	4,280	41,134	97,505	27,513	(25,442)	140,710
Reconciliation to Profit
Profit for the year									9,279
Initial recognition and changes in fair value of “long term” biological assets(l) (unrealized)									27,283
Income tax benefit									(5,436)
Interest expense, net									16,423
Foreign exchange losses, net									26,080
Other financial results, net									12,613
Adjusted Consolidated EBIT (unaudited)(2)									86,242
Depreciation and amortization									54,468
Adjusted Consolidated EBITDA (unaudited)(2)									140,710

(1)	Long-term biological assets are sugarcane, coffee, dairy and cattle.

(2)	See “Presentation of Financial and Other Information” for the definitions of Adjusted Segment EBIT, Adjusted Consolidated EBIT, Adjusted Segment EBITDA and Adjusted Consolidated EBITDA.

	As of December 31, 2011
	Crops	Rice	Dairy	All other segments	Farming Subtotal	Sugar, Ethanol and Energy	Land Trans- formation	Corporate	Total
	(In thousands of $)
Adjusted Segment EBITDA (unaudited)
Profit/(Loss) from
Operations Before Financing and Taxation	41,094	3,547	5,363	3,821	53,825	90,050	8,832	(26,885)	125,822
Loss from discontinued operations	—	—	(1,034)	—	(1,034)	—	—	—	(1,034)
Initial recognition and changes in fair value of “long term” biological assets(l) (unrealized)	—	—	(1,503)	1,394	(109)	(8,797)	—	—	(8,906)
Adjusted Segment EBIT (unaudited)(2)	41,094	3,547	2,826	5,215	52,682	81,253	8,832	(26,885)	115,882
Depreciation and amortization	1,469	3,105	600	756	5,930	28,254	—	—	34,184
Adjusted Segment EBITDA (unaudited)(2)	42,563	6,652	3,426	5,971	58,612	109,507	8,832	(26,885)	150,066
Reconciliation to Profit
Profit for the year									56,917
Initial recognition and changes in fair value of “long term” biological assets(l) (unrealized)									(8,906)
Income tax expense									14,662
Interest expense, net									25,998
Foreign exchange, net									12,683
Other financial results, net									14,528
Adjusted Consolidated EBIT (unaudited)(2)									115,882
Depreciation and amortization									34,184
Adjusted Consolidated EBITDA (unaudited)(2)									150,066

(1)	Long-term biological assets are sugarcane, coffee, dairy and cattle.

(2)	See “Presentation of Financial and Other Information” for the definitions of Adjusted Segment EBIT, Adjusted Consolidated EBIT, Adjusted Segment EBITDA and Adjusted Consolidated EBITDA.

B.	CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

D.	RISK FACTORS

Investing in our common shares involves a high degree of risk. Before making an investment decision, you should carefully consider the information contained in this annual report, particularly the risks described below, as well as in our consolidated financial statements and accompanying notes. Our business activities, cash flow, financial condition and results of operations could be materially and adversely affected by any of these risks. The market price of our common shares may decrease due to any of these risks or other factors, and you may lose all or part of your investment. The risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations.

Risks Related to Our Business and Industries

Unpredictable weather conditions, pest infestations and diseases may have an adverse impact on agricultural production.

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

We experienced drought conditions during the first half of 2013 in the countries where we operate, which resulted in a reduction of approximately 21% to 31% in our yields for the 2012/2013 harvest, for corn and soybean, compared with our historical averages. The actual yields following the drought generated a decrease in Initial Recognition and Changes in Fair Value of Biological Assets and Agricultural Produce in respect of corn, soybean and the remaining crops of $5.9 million, $16.6 million and $2.7 million, respectively, for the year ended December 31, 2013. See “Item 5.—Operating and Financial Review and Prospects—Trends and Factors Affecting Our Results of Operations—(i) Effects of Yield Fluctuations”.

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

Our sugar production depends on the volume and sucrose content of the sugarcane that we cultivate or that is supplied to us by growers located in the vicinity of our mills. Both sugarcane yields and sucrose content depend primarily on weather conditions such as rainfall and temperature, which vary. Weather conditions have historically caused volatility in the ethanol and sugar industries. Future weather patterns may reduce the amount of sugarcane that we can harvest or purchase, or the sucrose content in such sugarcane, and, consequently, the amount of sugar and ethanol we can produce in any given harvest. Any reduction in production volumes could have a material adverse effect on our operating results and financial condition.

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

A vast majority of ethanol in Brazil is produced at sugarcane mills that produce both ethanol and sugar. Because sugarcane millers are able to alter their product mix in response to the relative prices of ethanol and sugar, this results in the prices of both products being directly correlated, and the correlation between ethanol and sugar may increase over time. In addition, sugar prices in Brazil are determined by prices in the world market, resulting in a correlation between Brazilian ethanol prices and world sugar prices. Accordingly, a decline in sugar prices would have an adverse effect on the financial performance of our ethanol and sugar businesses.

Currently, gasoline prices in Brazil are set by the Brazilian government through Petrobras. Because flex-fuel vehicles, which have become popular in Brazil, allow consumers to choose between gasoline and ethanol at the pump rather than in the showroom, ethanol prices are now becoming increasingly correlated to gasoline prices and, consequently, oil prices. Therefore, a decline in oil prices or a decision by Petrobras to lower gasoline prices would have an adverse effect on the financial performance of our ethanol and sugar business.

The expansion of our business through acquisitions poses risks that may reduce the benefits we anticipate from these transactions.

As part of our business strategy, we have grown through acquisitions. We plan to continue growing by acquiring other farms and production facilities throughout South America. We believe that the agricultural industry and agricultural activity in the region are highly fragmented and that our future consolidation opportunities will continue to be significant to our growth. However, our management is unable to predict whether or when any prospective acquisitions or strategic alliances will occur, or the likelihood of a certain transaction being completed on favorable terms and conditions. In addition, we are unable to predict the effect that changes in Argentine or Brazilian legislation regarding foreign ownership of rural properties could have in our business. See “—Risks Related to Argentina—Argentine law concerning foreign ownership of rural properties may adversely affect our results of operations and future investments in rural properties in Argentina” and “—Risks Related to Brazil—Recent changes in Brazilian rules concerning foreign investment in rural properties may adversely affect our investments.” Our ability to continue to expand our business successfully through acquisitions depends on many factors, including our ability to identify acquisitions or access capital markets at an acceptable cost and negotiate favorable transaction terms. Even if we are able to identify acquisition targets and obtain the necessary financing to make these acquisitions, we could financially overextend ourselves, especially if an acquisition is followed by a period of lower than projected prices for our products.

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

We may be unable to realize synergies and efficiency gains from our recent acquisitions in the timeframe we anticipate or at all, because of integration or other challenges. In addition, we may be unable to identify, negotiate or finance future acquisitions, particularly as part of our international growth strategy, successfully or at favorable valuations, or to effectively integrate these acquisitions or joint venture businesses with our current businesses. Any future joint ventures or acquisitions of businesses, technologies, services or products might require us to obtain additional equity or debt financing, which may not be available on favorable terms, or at all. Future acquisitions and joint ventures may also results in unforeseen operating difficulties and expenditures, as well as strain on our organizational culture.

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

For example, we rely on fertilizers and agrochemicals, many of which are petro-chemical based. In our Farming business, fertilizers and agrochemicals constituted approximately 22% of our cost of production for the 2014/2015 harvest year. In our Sugar, Ethanol and Energy business, fertilizers and agrochemicals constituted 6% of our cost of production for 2015. On a consolidated basis, fertilizers and agrochemicals constituted approximately 13% of our cost of production for 2015. Worldwide production of agricultural products has increased significantly in recent years, increasing the demand for agrochemicals and fertilizers. This has resulted, among other things, in increased prices for agrochemicals and fertilizers.

Increased energy prices and frequent interruptions of energy supply could adversely affect our business.

We require substantial amounts of fuel oil and other resources for our harvest activities and transport of our agricultural products. During the 2014/15 harvest year, fuel constituted 10% of the cost of production of our Farming business. In our Sugar, Ethanol and Energy business, fuel constituted 11% of our cost of production for the 2015/16 harvest year. On a consolidated basis, fuel constitutes approximately 11% of our cost of production. We rely upon third parties for our supply of energy resources used in our operations. The prices for and availability of energy resources may be subject to change or curtailment, respectively, due to, among other things, new laws or regulations, imposition of new taxes or tariffs, interruptions in production by suppliers, imposition of restrictions on energy supply by government, worldwide price levels and market conditions. Over the last few years, the Argentine government has taken certain measures in order to reduce the use of energy during peak months of the year by frequently cutting energy supply to industrial facilities and large consumers to ensure adequate supply for residential buildings. For example, certain of our industrial facilities have been subject to a quota system whereby electricity cuts occur on a work shift basis, resulting in our facilities being shut down during certain work shifts. Also, the newly elected government in Argentina has declared a state of emergency with respect to the national energy system until December 31, 2017. The state of emergency will allow the newly elected government to take any action to ensure a supply of energy. A revision to the current subsidy policies has also been announced by the newly elected government. While some of our facilities utilize different sources of energy, such as firewood and liquefied natural gas, and have attempted to stock their required supplies ahead of higher demand periods, we cannot assure you that we will be able to procure the required energy inputs at acceptable prices. If energy supply is cut for an extended period of time and we are unable to find replacement sources at comparable prices, or at all, our business and results of operations could be adversely affected.

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

Furthermore, outbreaks, or fears of outbreaks, of any of these or other animal diseases may lead to cancellation of orders by our customers and, particularly if the disease has the potential to affect humans, or create adverse publicity that may have a material adverse effect on consumer demand for our products. Moreover, outbreaks of animal disease may result in foreign governmental action to close export markets to some or all of our products, which may result in the destruction of some or all of these animals.

We face significant competition from Brazilian and foreign producers, which could adversely affect our financial performance.

We face strong competition from other producers in our domestic market and from foreign producers in our export markets. The market for commodities is highly fragmented. Small producers can also be important competitors, some of which operate in the informal economy and are able to offer lower prices by meeting lower quality standards. Competition from other producers is a barrier to expanding our sales in the domestic/foreign market. With respect to exports, we compete with other large, vertically integrated producers that have the ability to produce quality products at low cost, as well as with foreign producers.

In addition, the potential growth of the Brazilian market for agricultural commodities and Brazil’s low production costs are attractive to international competitors. Although the main barrier to these companies has been the need to build a comprehensive distribution network and a network of outgrowers, international competitors with significant resources could undertake to build these networks or acquire and expand existing networks.

The Brazilian markets, in particular, are highly price-competitive and sensitive to product substitution. Even if we remain a low-cost producer, customers may seek to diversify their sources of supply by purchasing a portion of the products they need from producers in other countries, as some of our customers in key export markets have begun to do. We expect that we will continue to face strong competition in all of our markets and anticipate that existing or new competitors may broaden their product lines and extend their geographic scope. Any failure by us to respond to product, pricing and other moves by competitors may negatively affect our financial performance.

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

In addition, even where we incur losses that are ultimately covered by insurance, we may incur additional expenses to mitigate the loss, such as shifting production to another facility. These costs may not be fully covered by our insurance.

A reduction in market demand for ethanol or a change in governmental policies reducing the amount of ethanol required to be added to gasoline may adversely affect our business.

Government authorities of several countries, including Brazil and certain states of the United States, currently require the use of ethanol as an additive to gasoline. Commencing in March 2015, the Brazilian Government increased the required blend of anhydrous ethanol to gasoline from 25% to 27%. The increase in the ethanol blend rate is expected to create an additional demand for anhydrous ethanol in the order of approximately 800 thousand cubic meters of anhydrous per year.

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

We have been successful in partially rotating and monetizing a portion of our investments in farmland. During the last thirteen years, we have executed transactions for the purchase and disposition of land for over $688 million. Ownership of a significant portion of the land we operate is a key part of our business model. However, agricultural real estate is generally an illiquid asset. Moreover, the adoption of laws and regulations that impose limitations on ownership of rural land by foreigners in the jurisdictions in which we operate may also limit the liquidity of our farmland holdings. See “—Risks Related to Argentina—Argentine law concerning foreign ownership of rural properties may adversely affect our results of operations and future investments in rural properties in Argentina” and “—Risks Related to Brazil—Recent changes in Brazilian rules concerning foreign investment in rural properties may adversely affect our investments.” As a result, it is unlikely that we will be able to adjust our owned agricultural real estate portfolio promptly in response to changes in economic, business or regulatory conditions. Illiquidity in local market conditions may adversely affect our ability to complete dispositions, to receive proceeds generated from any such sales or to repatriate any such proceeds.

We have entered into agriculture partnership agreements in respect of a significant portion of our sugarcane plantations.

As of December 31, 2015, approximately 93% of our sugarcane plantations were leased through agriculture partnership agreements, for periods of an average of six to twelve years. We cannot guarantee that these agriculture partnerships will be renewed after their respective terms. Even if we are able to renew these agreements, we cannot guarantee that such renewals will be on terms and conditions satisfactory to us. Any failure to renew the agriculture partnerships or obtain land suitable for sugarcane planting in sufficient quantity and at reasonable prices to develop our activities could adversely affect our results of operations, increase our costs or force us to seek alternative properties, which may not be available or be available only at higher prices.

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

We may not possess all of the permits and licenses required to operate our business, or we may fail to renew or maintain the licenses and permits we currently hold. This could subject us to fines and other penalties, which could materially adversely affect our results of operations.

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

Our activities are subject to a broad set of laws and regulations relating to the protection of the environment. Such laws include compulsory maintenance of certain preserved areas within our properties, management of pesticides and associated hazardous waste and the acquisition of permits for water use and effluents disposal. In addition, the storage and processing of our products may create hazardous conditions. We could be exposed to criminal and administrative penalties in addition to the obligation to remedy the adverse effects of our operations on the environment and to indemnify third parties for damages.

In addition, pursuant to Brazilian environmental legislation, the corporate entity of a company will be disregarded (such that the owners of the company will be liable for its debts) if necessary to guarantee the payment of costs related to the recovery of environmental damages, whenever the legal entity is deemed by a court to be an obstacle to reimbursement of damages caused to the quality of the environment. We have incurred, and will continue to incur, capital and operating expenditures to comply with these laws and regulations. Because of the possibility of unanticipated regulatory measures or other developments, particularly as environmental laws become more stringent, the amount and timing of future expenditures required to maintain compliance could increase from current levels and could adversely affect the availability of funds for capital expenditures and other purposes. Compliance with existing or new environmental laws and regulations, as well as obligations in agreements with public entities, could result in increased costs and expenses.

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

Increased regulation of food safety could increase our costs and adversely affect our results of operations.

Our manufacturing facilities and products are subject to regular local, as well as foreign, governmental inspections and extensive regulation in the food safety area, including governmental food processing controls. We currently comply with all food safety requirements in the markets where we conduct our business. We already incur significant costs in connection with such compliance and changes in government regulations relating to food safety could require us to make additional investments or incur additional costs to meet the necessary specifications for our products. Our products are often inspected by foreign food safety officials, and any failure to pass those inspections can result in our being required to return all or part of a shipment, destroy all or part of a shipment or incur costs because of delays in delivering products to our customers. Any tightening of food safety regulations could result in increased costs and could have an adverse effect on our business and results of operations.

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

As of the date of this annual report, our principal shareholders were the beneficial owners of approximately 37.4% of our total common shares outstanding. As a result of this significant influence over us, our principal shareholders may be able to elect a majority of the members of our board of directors, direct our management and determine the result of substantially all resolutions that require shareholders’ approval, including fundamental corporate transactions and the payment of dividends by us. The interests of our principal shareholders may differ from, and could conflict with, those of our other shareholders.

IFRS accounting standards related to biological assets require us to make numerous estimates in the preparation of our financial statements and therefore limit the comparability of our financial statements to similar issuers using U.S. GAAP.

IAS 41 “Biological Assets” requires that we measure our biological assets and agriculture produce at the point of harvest at fair value less costs to sell. Therefore, we are required to make assumptions and estimates relating to, among other things, future agricultural commodity yields, prices, and production costs extrapolated through a discounted cash flow method. For example, the value of our biological assets with a production cycle lasting more than one year (i.e., sugarcane, dairy and our all other segment) generated initial recognition and changes in fair value of biological assets amounting to a $22.4 million gain in 2015, $21.7 million loss in 2014 and a $71.8 million loss in 2013. The assumptions and estimates used to determine the fair value of biological assets, and any changes to such prior estimates, directly affect our reported results of operations. If actual market conditions differ from our estimates and assumptions, there could be material adjustments to our results of operations. In addition, the use of such discounted cash flow method utilizing these future estimated metrics differs from generally accepted accounting principles in the United States (“U.S. GAAP”). As a result, our financial statements and reported earnings are not directly comparable to those of similar companies in the United States.

In June 2014, the IASB amended IAS 16 Property, Plant and Equipment and IAS 41 Agriculture. These amendments define a bearer plant and include bearer plants within the scope of IAS 16. Previously bearer plants were not defined, and bearer plants related to agricultural activity were included within the scope of IAS 41. The amendments are required to be applied for annual periods beginning on or after January 1, 2016, with earlier application permitted. The amendments to IAS 16 and IAS 41 impact accounting for our sugarcane operations and to a lesser extent our coffee plantations. As a result, we will reclassify our sugarcane and coffee plantations to property, plant and equipment, and measure them at amortized cost and depreciate them over their useful life, effective January 1, 2016 and we will restate the comparative figures accordingly. The produce derived from the sugarcane and coffee plantations are still deemed to be biological assets for purposes of IAS 41 and will continue to be measured at fair value less cost to sell. We will adopt the transitional rule in the amendment which allows companies to apply the fair value less costs to sell of bearer plants as their deemed cost at the beginning of the earliest period presented. Please see note 2.1(b) to our Consolidated Financial Statements as of and for the year ended December 31, 2015.

Certain of our subsidiaries have substantial indebtedness which could impair their financial condition and decrease the amount of dividends we receive.

Certain of our subsidiaries in Argentina and Brazil have a substantial amount of debt, which requires significant principal and interest payments. As of December 31, 2015, we had $723.3 million of debt outstanding on a consolidated basis, all of which was incurred by our subsidiaries and not guaranteed by Adecoagro. Such indebtedness could affect our subsidiaries’ future operations, for example, by requiring a substantial portion of their cash flows from operations to be dedicated to the payment of principal and interest on indebtedness instead of funding working capital and capital improvements and other investments. The substantial amount of debt incurred by our subsidiaries also imposes significant debt obligations, increasing their cost of borrowing to satisfy business needs and limiting their ability to obtain additional financing.

The substantial level of indebtedness borne by certain of our subsidiaries also affects the amount of cash available to them to pay as dividends, increasing our vulnerability to economic downturns or other adverse developments relative to competitors with less leverage, and limiting our ability to obtain additional financing on their behalf for working capital, capital expenditures, acquisitions or other corporate purposes in the future. Moreover, by reducing the level of dividends we may receive, such indebtedness places limits on our ability to make acquisitions or needed capital expenditures or to pay dividends to our shareholders.

The terms of the indebtedness of certain of our subsidiaries impose significant restrictions on their operating and financial flexibility.

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

As of December 31, 2015, approximately 31.4% of our total debt on a consolidated basis was subject to fixed interest rates and 68.6% was subject to variable interest rates. As of December 31, 2015, borrowings incurred by the Company’s subsidiaries in Brazil were repayable at various dates between January 2016 and April 2024 and bear either fixed interest rates ranging from 2.13% to 18.76% per annum or variable rates based on LIBOR or other specific base-rates plus spreads ranging from 4.81% to 17.79% per annum. At December 31, 2015, LIBOR (six months) was 0.85%. Borrowings incurred by the Company´s subsidiaries in Argentina are repayable at various dates between January 2016 and November 2019 and bear either fixed interest rates ranging from 0.10% and 7.00% per annum. Significant interest rate increases can have an adverse effect on our profitability, liquidity and financial position. Currently, our variable interest rate exposure is mainly linked to the LIBOR rate plus specified spreads. If interest rates increase, whether because of an increase in market interest rates or an increase in our own cost of borrowing, our debt service obligations for our variable rate indebtedness would increase even though the amount of borrowings remains the same, and our net income could be adversely affected.

We occasionally use interest rate swaps and forward interest rate contracts to reduce interest rate volatility and funding costs associated with certain debt issues and to achieve a desired proportion of variable-versus fixed-rate debt, based on current and projected market conditions. We have not applied hedge accounting to these transactions and may not do so in the future. Therefore, changes in the fair value of these derivative instruments can result in a non-cash charge or gain being recognized in our financial results for a period preceding the period or periods in which settlement occurs under the derivative instruments and interest payments are made. Changes or shifts in interest rates can significantly impact the valuation of our derivatives and therefore could expose us to substantial mark-to-market losses or gains if interest rates fluctuate materially from the time when the derivatives were entered into. Accordingly, fluctuations in interest rates may impact our financial position, results of operations, and cash flows. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” on our Form 20-F incorporated herein by reference.

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

We acquired approximately 98% of IFH, a holding company, which was a partnership for U.S. federal income tax purposes organized under the laws of Delaware, immediately prior to our IPO, in exchange for our common shares. Under U.S. Internal Revenue Code section 7874(b), we would be treated as a U.S. domestic corporation if we were deemed to have acquired substantially all of the assets constituting the trade or business of a U.S. domestic partnership and former members of IFH were deemed to own at least 80% of our common shares by reason of the transfer of those trade or business assets (ignoring common shares issued in our IPO for purposes of the 80% threshold). Although we and our subsidiaries conduct no direct business activity in the United States and we believe that our acquisition of IFH should not be subject to the rules above, those rules are unclear in certain respects and there is limited guidance on the application of the rules to partnership acquisitions. Accordingly, we cannot assure you that the U.S. Internal Revenue Service (“IRS”) will not seek to assert that we are a U.S. domestic corporation, which assertion if successful could materially increase our U.S. federal income tax liability and require us to withhold tax from any dividends we pay to holders of our common shares who are not United States persons within the meaning of U.S. Internal Revenue Code section 7701(a)(30). See “Item 10. Additional Information—E. Taxation” .

We may be classified by the Internal Revenue Service as a “passive foreign investment company” (a “PFIC”), which may result in adverse tax consequences for U.S. investors.

We believe that we will not be a PFIC for U.S. federal income tax purposes for our current taxable year and do not expect to become one in the foreseeable future. Whether the Company’s will be a PFIC for the current or future tax year will depend on the Company’s assets and income over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this Form 20-F. Under circumstances where the cash is not deployed for active purposes, our risk of becoming a PFIC may increase. If we were treated as a PFIC for any taxable year during which a U.S. investor held common shares, certain adverse tax consequences could apply to such U.S. investor. A U.S. taxpayer who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC may mitigate such negative tax consequences by making certain U.S. federal income tax elections, which are subject to numerous restrictions and limitations. Holders of the Company’s common shares are urged to consult their own tax advisors regarding the acquisition, ownership, and disposition of the Company’s common shares. See “Material U.S. Federal Income Tax Considerations for U.S. Holders—Passive Foreign Investment Company (“PFIC”) Rules”.

Risks associated with the Countries in which we operate

We operate our business in emerging markets. Our results of operations and financial condition are dependent upon economic conditions in those countries in which we operate, and any decline in economic conditions could harm our results of operations or financial condition.

All of our operations and/or development activities are in South America. As of December 31, 2015, based on the net book value of our consolidated investment property and property, plant and equipment, approximately 21.1% of our assets were located in Argentina, 77.6% in Brazil and 1.3% in Uruguay. Adjusting our farmland book value by the market value derived from the Cushman and Wakefield independent farmland appraisal , the allocation would result in a 83.5% book value attributable to Argentina, a 14.5% book value attributable to Brazil and a 2.0% book value attributable to Uruguay. During the year ended December 31, 2015, 43.8% of our consolidated sales of manufactured products and services rendered and sales of agricultural produce and biological assets were attributable to our Brazilian operations, 24.7% were attributable to our Argentine operations and 31.5% were attributable to our Uruguayan operations. In the future we expect to have additional operations in the South American countries in which we now operate or in other countries with similar political, economic and social conditions. Many of these countries have a history of economic instability or crises (such as inflation or recession), government deadlock, political instability, civil strife, changes in laws and regulations, expropriation or nationalization of property, and exchange controls which could adversely affect our business, financial condition and results of operations.

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

The Argentine Peso depreciated 8.08% against the U.S. dollar in 2011, 14.31% in 2012, 32.64% in 2013, 29.84% in 2014 and 52.76% in 2015. During 2011 and through the end of 2015, the Argentine government imposed restrictions on the purchase of foreign currency (see “—Risks Related to Argentina—Exchange controls could restrict the inflow and outflow of funds in Argentina.”) which measures gave rise to an unofficial market where the U.S. dollar traded at a different market value than reflected in the official Argentine Peso – U.S. Dollar exchange rate. Following elections in Argentina in 2015, the newly elected government changed the currency policy and lifted almost all of the restrictions on the purchase of foreign currency while at the same time officially depreciating the Argentine Peso, practically eliminating the gap between the official and unofficial exchange rates that coexisted during the previous years. We cannot predict future fluctuations in the exchange rate of the Argentine Peso or whether the Argentine government will change its currency policy.

The Brazilian currency has historically suffered frequent fluctuations. As a consequence of inflationary pressures, in the past, the Brazilian government has implemented various economic plans and adopted a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. Formally the value of the Real against foreign currencies is determined under a free-floating exchange rate regime, but in fact the Brazilian government is currently intervening in the market, through currency swaps and trading in the spot market, among other measures, every time the currency exchange rate is above or below the levels that the Brazilian government considers appropriate, taking into account, inflation, growth, the performance of the Real against the U.S dollar in comparison with other currencies and other economic factors. Periodically, there are significant fluctuations in the value of the Real against the U.S. dollar. The Real depreciated 12.37% against the U.S. dollar in 2011, 9.90% in 2012, 15.13% in 2013, 12.52% in 2014 and 49.04% in 2015.

Future fluctuations in the value of the local currencies relative to the U.S. dollar in the countries in which we operate may occur, and if such fluctuations were to occur in one or a combination of the countries in which we operate, our results of operations or financial condition could be adversely affected.

Inflation in some of the countries in which we operate, along with governmental measures to curb inflation, may have a significant negative effect on the economies of those countries and, as a result, on our financial condition and results of operations.

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

A portion of our operating costs in Argentina are denominated in Argentine Pesos and most of our operating costs in Brazil are denominated in Brazilian Reais. Inflation in Argentina or Brazil, without a corresponding Peso or Real devaluation, could result in an increase in our operating costs without a commensurate increase in our revenues, which could adversely affect our financial condition and our ability to pay our foreign denominated obligations.

After several years of price stability in Argentina, the devaluation of the Peso in January 2002 imposed pressures on the domestic price system that generated high inflation throughout 2002. In 2003, inflation decreased significantly and stabilized. However, in recent years, encouraged by the pace of economic growth, according to the Instituto Nacional de Estadísticas y Censos, or “INDEC” (Argentine Statistics and Census Agency), the consumer price index increased by 9.5% in 2011, 10.8% in 2012, and 10.9% in 2013; while the wholesale price index increased 10.3% in 2009, 14.6% in 2010, 12.7% in 2011, 13.1% in 2012, 14.7% in 2013 and 28.3% in 2014. The accuracy of the measurements of the INDEC has been questioned in the past, and the actual consumer price index and wholesale price index could be substantially higher than those indicated by the INDEC. For example, according to a research center of the University of Buenos Aires, School of Economics, the consumer price index increased by 10.7% (rather than 9.8%) in 2006, 25.7% (rather than 8.5%) in 2007, 23.0% (rather than 7.2%) in 2008 and 15.0% (rather than 7.7%) in 2009 (last published information). Moreover, according to InflacionVerdadera.com, an initiative that is part of the Billion Prices Project at the Massachusetts Institute of Technology, the consumer price index increased by 25.77% (rather than 10.9%) in 2010, by 30.18% (rather than 9.5%) in 2011, by 25.9% (rather than 10.8%) in 2012, 24.3% (rather than 10.9%) in 2013.

According to private inflation measurements released mainly by the Commission of Freedom of Expression of the Argentine Congress (the “Expression Commission”) and published in local newspapers, in 2011 the consumer price index increased by 22.8% (rather than 9.5%), by 25.6% (rather than 10.8%) in 2012 and by 28.38% (rather than 10.9%) in 2013. See “—Risks Related to Argentina—Official data regarding inflation may be unreliable.”

In February 2014 the INDEC modified the methodology for the calculation of the consumer price index and the gross domestic product. Under the new calculation methodology, the consumer price index increased by 23.9% in 2014. However, according to InflacionVerdadera.com and the Expression Commission the consumer price index increased by 38.82% and by 40.53%, respectively. In December 2015, the newly elected government appointed a former director of a private consulting firm to manage the INDEC. The new director has suspended the publication of any official data prepared by INDEC and is expected to implement certain methodological reforms and adjust certain indices based on those reforms. In January 25, 2016, INDEC published two alternative measures of the consumer price index for the year 2015, 26.9% and 31.6%, respectively, which were prepared by two different independent entities.

Brazil has historically experienced high rates of inflation. Inflation, as well as government efforts to curb inflation, has had significant negative effects on the Brazilian economy, particularly prior to 1995. Inflation rates were 7.8% in 2007 and 9.8% in 2008, compared to deflation of 1.7% in 2009, inflation of 11.3% in 2010, inflation of 5.1% in 2011, inflation of 7.8% in 2012, inflation of 5.5% in 2013, inflation of 3.7% in 2014, and inflation of 10.5% accumulated in the year ended on December 31, 2015, as measured by the General Market Price Index (Indice Geral de Preços — Mercado), compiled by the Getúlio Vargas Foundation (Fundação Getúlio Vargas). A significant proportion of our cash costs and our operating expenses are denominated in Brazilian Reais and tend to increase with Brazilian inflation. The Brazilian government’s measures to control inflation have in the past included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and reducing economic growth. This policy has changed in the last two years, when the Brazilian government decreased the interest rate by 525 basis points. Subsequently, the high inflation, arising from the lower interest rate, and the intention to maintain this rate at low levels, led the Brazilian government to adopt other measures to control inflation, such as tax relief for several sectors of the economy and tax cuts for the products included in the basic food basket. These measures were not sufficient to control the inflation, which led the Brazilian government to reinstate a tighter monetary policy. As a result, interest rates have fluctuated significantly. The Special System for Settlement and Custody (Sistema Especial de Liquidação e Custódia, or “SELIC”) interest rate in Brazil at year-end was 13.25% in 2006, 11.25% in 2007, 13.75% in 2008, 8.75% in 2009, 10.75% in 2010, 11.0% in 2011, and 7.25% in 2012, 10.0% in 2013 and 11.75% in 2014 as determined by the Comitê de Política Monetária, or COPOM. In the quarter ended on December 31, 2015, the SELIC was 14.25%.

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

Depreciation of the Peso or the Real relative to the U.S. Dollar or the Euro may also create additional inflationary pressures in Argentina or Brazil that may negatively affect us. Depreciation generally curtails access to foreign financial markets and may prompt government intervention, including recessionary governmental policies. Depreciation also reduces the U.S. Dollar or Euro value of dividends and other distributions on our common shares and the U.S. Dollar or Euro equivalent of the market price of our common shares. Any of the foregoing might adversely affect our business, operating results, and cash flow, as well as the market price of our common shares.

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

Although general economic conditions in Argentina recovered after the 2001-2003 period of severe economic crisis, a period of significant economic uncertainty followed. This is mainly because the economic growth was initially dependent on a significant devaluation of the Argentine Peso, a high excess production capacity resulting from a long period of deep recession and high commodity prices. The rise in these prices has contributed to the increase in Argentine exports since the third quarter of 2002 and to high government tax revenues from export taxes. However, the reliance on the export of certain commodities has caused the Argentine economy to be more vulnerable to price fluctuations. The global economic crisis of 2008 led to a period of economic decline, accompanied by political and social unrest, inflationary and Peso depreciation pressures and lack of consumer and investor confidence. The lingering economic crises in Europe, including the financial crisis in Greece, Spain, Italy and Portugal, the international demand for Argentine products, the stability and competitiveness of the Peso against foreign currencies, confidence among consumers and foreign and domestic investors, the stability and level of inflation and the future political uncertainties, among other factors, may also affect the development of the Argentine economy.

Since 2011, the economic conditions have continued to deteriorate, due to, among other things, the rise of inflation, the continued demand for salary increases, the growth of the fiscal deficit, the required payments to be made on public debt, the reduction of industrial growth, the recession and the increase of the capital outflows from Argentina. The foregoing prevailing economic conditions forced the Argentine government to adopt different measures, including the tightening of foreign exchange controls, the elimination of subsidies to the private sector and the proposals for new taxes. See “—Changes in the Argentine tax laws may adversely affect the results of our operations”.

Since the beginning of 2015, international commodity prices for Argentina’s primary commodity exports have declined, which has had an adverse effect on Argentina’s economic growth. A continued decline in the international prices for Argentina’s main commodity exports could have a direct negative effect on our business, results of operation and financial condition, as well as on Argentina’s economy.

According to the INDEC, Argentina’s GDP, in real terms, grew by 9.2% in 2010, 8.9% in 2011, 1.9% in 2012, 5.6% in 2013 and 0.5% in 2014. The GDP for the first two quarters of 2015 grew by 1.1% and 2.3%, respectively, compared to the same periods in 2014. See “—Risks related to Argentina—Official data regarding inflation may be unreliable” and “—Risks Associated with the Countries in which We Operate—Inflation in some of the countries in which we operate, along with governmental measures to combat inflation, may have a significant negative effect on the economies of those countries and, as a result, on our financial condition and results of operations”. The INDEC originally reported a GDP for 2013 equal to 5.6%. However, in February 2014 the INDEC modified the methodology for the calculation of the GDP and released a new GDP index for 2013, equal to 3.00%. According to a preliminary estimates, the GDP reported by INDEC for 2014 is equal to 0.5%. We cannot assure you that GDP will increase or remain stable in the future.

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

Presidential, congressional and state government elections were held during 2015 (with the majority of such elections occuring in October 2015). Presidential elections were won by the opposing political party, led by Mauricio Macri, after conducting the first run-off in Argentine history. The newly elected government, in office since December 10, 2015, has announced and adopted several significant economic and policy reforms:

•	INDEC Reforms: The newly elected government has appointed a former director of a private consulting firm to manage the INDEC. It is expected that the INDEC will implement certain methodological reforms and adjust certain indices based on these reforms. However, we cannot make assurances that official data will be corrected and accurate or predict the time in which such data will be corrected. There is uncertainty about the effects that these reforms will have on the Argentine economy. See “—Risks related to Argentina—Official data regarding inflation may be unreliable”.

•	Foreign Exchange Reforms: The newly elected government has also introduced substantial changes to the foreign exchange restrictions, reversing most of the restrictions adopted since 2011, thus providing greater flexibility and access to the foreign exchange market. See “—Risks related to Argentina—Exchange controls could restrict the inflow and outflow of funds in Argentina”. As of the date of this annual report, the main measures adopted include (i) eliminating AFIP´s official approval to buy U.S. dollars, which approval was contingent on previous tax declarations proving the necessary income, (ii) eliminating the requirement to transfer and settle through the foreign exchange market the proceeds of new foreign financial indebtedness and reducing to 120 days the minimum term for keeping in Argentina the proceeds of new financial indebtedness when transferred and settled through the foreign exchange market, (iii) reducing to 0% the non-interest bearing deposit, formerly 30%, for certain foreign exchange transactions, (iv) reestablishing a $2 million monthly limit for the creation of foreign assets and (v) eliminating the minimum holding period for purchase and subsequent sales of securities.

•	Foreign trade reforms. The Argentine government eliminated export duties on wheat, corn, beef and regional products, and reduced the duty on soybeans from 35% to 30%. Further, the 5% export duty on most industrial exports was eliminated. With respect to payments for imports and services to be performed abroad, the Macri administration announced the gradual elimination of amount limitations for access to the MULC for any transactions originated before December 17, 2016 (“Stock Debt”). For transactions executed after December 17, 2016, no amount limitation will be applicable. Pursuant to Communication “A” 5850, as amended, the amount limitations for Stock Debt is scheduled to gradually decrease and be eliminated in June 2016.

•	Primary Balance. The Argentine government announced its intention to reduce the primary deficit in part by eliminating public services subsidies currently in effect.

•	Infrastructure state of emergency and reforms. The Argentine government issued Resolution No. 6/2016 of the Ministerio de Energía y Minería de la Nación (National Ministry of Energy and Mining) and Resolution No. 1/2016 of the Ente Nacional Regulador de la Electricidad (National Electricity Regulatory Agency), through which the Macri administration announced the elimination of some energy subsidies currently in effect and a substantial increase in electricity rates.

We cannot predict the impact that these policies or any future polices implemented by the newly elected government will have on the Argentine economy as a whole or on our business, results of operation or financial condition, in particular. Moreover, there is uncertainty as to when and if other measures announced during the presidential campaign will be implemented. Some of the measures proposed by the newly elected government may also generate political and social opposition, which may in turn prevent the new government from adopting such measures as proposed. In addition, political parties opposed to the new government retained a majority of the seats in the Argentine Congress in the recent elections, which will require the new government to seek political support from the opposition for its economic proposals and creates further uncertainty in the ability of the new government to pass measures. Political uncertainty in Argentina relating to the measures to be taken by the newly elected government in respect of the Argentine economy could lead to volatility in the market prices of securities of Argentine companies.

A continued deterioration of the economic, social and/or political conditions may adversely affect the development of the Argentine economy and force the newly elected government to adopt future policies including forced renegotiation or modification of existing contracts, suspension of the enforcement of creditors’ rights, new taxation policies, including royalty and tax increases and retroactive tax claims, and changes in laws and policies affecting foreign trade and investment and salary increases, and/or the provision of additional employee benefits. Any such economic, social and/or political conditions and/or measures could materially affect our business, results of operations and financial condition.

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

As of December 31, 2001, Argentina’s total public debt amounted to $144.5 billion (including $6.6 billion owed to the Paris Club, an informal group of financial officials from 19 creditor nations entrusted with the negotiation of sovereign debt defaults). In December 2001, Argentina defaulted on over $81.8 billion in external debt to bondholders. In addition, since 2002, Argentina suspended payments on over $15.7 billion in debt to multilateral financial institutions (e.g. International Monetary Fund and the Paris Club) and other financial institutions. In 2006, Argentina cancelled all its outstanding debt with the International Monetary Fund totaling approximately $9.5 billion, and through two exchange offers made to bondholders in 2005 and 2010, restructured over approximately $74.2 billion of the defaulted debt to bondholders. Law No. 26,017 set the main conditions of the exchange offers and expressly determined that the Argentine government could not re-open such negotiations, as a way of motivating creditors to reach a settlement. .. As of September 30, 2015, Argentina’s total public debt amounted to $239.9 billion (excluding over $11.5 billion of debt that remained in default to bondholders who did not participate in the exchange offers in 2005 and 2010).

Since 2010, the Argentine government has applied the Argentine Central Bank’s reserves to the payment of public debt in the amount of $6.4 billion in 2010, $9.6 billion in 2011 and $6.5 billion in 2013. In 2013, the Argentine government refinanced approximately $8 billion of public debt with local public entities (i.e. Argentine Central Bank and the Administración Nacional de la Seguridad Social or ANSES –the social security authority). On May 29, 2014, the Paris Club announced that it had reached an agreement to clear Argentina´s debt in arrears in the amount of $9.7 billion, as of April 30, 2014. The agreement provides for repayment of the debt within five years, including a minimum of $1.2 billion which was paid during May 2015 and an additional payment to be made in May 2016. During 2015 the Argentine government made payments of approximately $14 billion of public debt, including the Bonos del Gobierno Nacional en Dólares Estadounidenses (BODEN 2015). After all these payments, the Argentine Central Bank’s reserves were significantly reduced, very close to the amount of the reserves during the crisis of 2001 when the reserves were reduced to approximately $15 billion on December 31, 2001.

The Argentine government has had to respond to claims in respect of payment defaults at the World Bank’s International Centre for Settlement of Investment Disputes (“ICSID”) for approximately $65 billion (some of which have been settled or ruled against Argentina).

Among the more publicized disputes is the on-going litigation in re: “NML Capital, Ltd. v. Republic of Argentina”, brought in U.S. federal courts by the bondholders who did not participate in the exchange offers made in 2005 and 2010. During 2012 the United States District Court for the Southern District of New York granted an injunction requiring Argentina to make a “ratable payment” to the litigating bondholders as a condition to making any payment under the restructured debt. On August 23, 2013, the United States Court of Appeals for the Second Circuit affirmed the District Court’s orders but stayed enforcement pending resolution of a petition to the Supreme Court for a writ of certiorari, which was rejected by the Supreme Court on June 16, 2014. Subsequently, the District Court lifted the stay on enforcement of the injunction and, therefore, Argentina’s obligation to pay the amounts due to the plaintiffs (approximately $1.33 billion as of such date) simultaneously with the next payment due under the exchange bonds became enforceable. In addition, as a result of the order issued by the courts being mandatory to the third parties involved in the payment process of the exchange bonds, certain exchange bondholders have not yet received the amounts due under such bonds. The District Court also appointed Mr. Daniel A. Pollack as mediator to settle negotiations between Argentina and the litigating bondholders. As of July 30, 2014, Argentina and the litigating bondholders had not reached an agreement through negotiations as ordered by the District Judge, which resulted in a portion of Argentina’s sovereign debt being deemed in ‘‘technical default’’ under the terms of the indebtedness. Following these events, Standard & Poor’s reduced its credit rating on Argentina’s sovereign debt in foreign currency to ‘‘selective default’’.

On September 12, 2014, the Argentine Congress passed Law No. 26,984 to enable the replacement of The Bank of New York Mellon by Nación Fideicomisos S.A. as trustee under the restructured bonds and the change of the place of payment under the exchange bonds into Argentina. This law also approved the launch of an offer for the exchange of the restructured bonds for new bonds governed by Argentine and French law. However, the exchange offer has not yet been implemented. On September 29, 2014, the District Court held Argentina in contempt of court as a result of passing this law. The District Court found that the new law provided for a change of the payment mechanism of the exchange bonds and therefore represented a violation of the “ratable payment” injunction. The District Court authorized limited exceptions to the injunction allowing certain paying agents of Argentine law-governed bonds denominated in foreign currency to process payments in August 2014, September 2014, December 2014, March 2015 and June 2015. Payments on the remaining restructured bonds governed by foreign law have not been processed as a consequence of the injunction and various restructured bondholders have been seeking the release of such payments in court. On May 11, 2015, the plaintiffs in this case that obtained pari passu injunctions requested the District Court to amend their complaints to include claims alleging that Argentina’s issuance and servicing of its 2024 dollar-denominated bonds (BONAR 2024), and all its external indebtedness to be issued in the future, would violate the pari passu clause. The plaintiffs also requested to extend the ratable payment injunction (which only applied to the exchange bonds) to the BONAR 2024. On June 16, 2015, the District Court granted the order to amend the plaintiffs’ complaints, and the final resolution is still pending before the U.S. courts. In addition, on June 5, 2015, the Second Circuit granted partial summary judgment to a group of 526 ‘‘me-too’’ plaintiffs in 36 separate lawsuits, finding that, consistent with the previous ruling of such court, Argentina violated the pari passu clause in bonds issued to the ‘‘me-too’’ bondholders.

The newly elected government re-opened negotiations with the plaintiffs conducted by Special Master Daniel Pollack. On February 5, 2016, Argentina filed a proposal to settle the claims of all holders of Argentina’s defaulted debt that, if accepted by plaintiffs, would result in a total payment to plaintiffs of approximately $6.5 billion in cash. On February 19, 2016, the District Court issued an indicative ruling vacating the injunctions upon the occurrence of the following conditions precedent: (i) that Argentina takes action necessary to repeal Law 26,017 and Law 26,984 and (ii) that any payment is made to the plaintiffs as well as to the “me-too” plaintiffs by virtue of a settlement agreement entered into between the parties on or before February 29, 2016.  In order to comply with these conditions, on March 31, 2016 the Argentine Congress passed Law 27,249 which, among other things, abrogated Law 26,017 and Law 26,984 and approved the issuance of national bonds for a maximum amount of $12.5 billion to finance the execution of the settlement agreements entered into between the parties. On April 13, 2016 the Court of Appeals for the Second Circuit confirmed Judge Griesa’s indicative ruling of February 19, 2016 and on April 22, 2016, Judge Griesa vacated the injunctions after Argentina provided evidence that all conditions had been met. According to the last information provided by the government, Argentina has reached agreements with 93% of the litigating bondholders, including some of the “me-too” plaintiffs.  However, certain claims are still on-going in several jurisdictions by those bondholders that have not accepted Argentina’s settlement proposal.

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

Law No. 26,737 created a National Registry of Rural Land (Registro Nacional de Tierras Rurales) in charge of the enforcement of the provisions of the law and registry of rural land. Foreign owners were required to report their ownership of rural land to the National Registry of Rural Land within the 180 days immediately following the issuance of the law’s implementing regulations.

Acquisition of rural land will not be deemed as an “investment” under bilateral investment treaties signed by the Argentine Republic, since rural land is deemed as “a non-renewable natural resource”.

On April 25, 2013, the regulation of Law No. 26,737 provided that no authorization certificate would be required for the transfer of the property or possession rights over real estate properties that were located in an “Industrial Area” or an “Industrial Park” duly registered before the National Registry of Industrial Parks and created before the transaction took place, independently from the acquirer’s nationality.

Even though certain provisions raise questions over their precise meaning, Law No. 26,737 states that any act in violation of its provisions will be considered null and void, notwithstanding, the law expressly provides that it “does not affect any vested rights”. Hence, it should not have an adverse effect on the current rural land owned by our Argentine subsidiaries. However, our Argentine subsidiaries may be prevented from acquiring additional rural land in Argentina, which may adversely affect our financial condition and results of our operations.

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

In addition, in November 2008, the Argentine Congress passed a law eliminating the private pension fund system and transferring all retirement and pension funds held by the pension fund administrators (Administradoras de Fondos de Jubilaciones y Pensiones, or “AFJPs”) to the National Social Security Administrative Office (Administración Nacional de la Seguridad Social). Because the AFJPs had been the major institutional investors in the Argentine capital markets, the nationalization of the pension fund system has led to a reduction of the liquidity available in the local Argentine capital markets. As of December 31, 2015, our subsidiaries in Argentina have relied on local Argentine financing for 42.7% of our total indebtedness. Lack of access to international or domestic financial markets could affect the projected capital expenditures for our operations in Argentina and, therefore, may have an adverse effect on the results of our operations in Argentina and on the market price of our common shares.

Official data regarding inflation may be unreliable.

Since 2007, the INDEC has experienced a process of institutional and methodological reforms that have given rise to controversy with respect to the reliability of the information produced by the INDEC. The intervention of the Argentine government in the INDEC and the change in the way the inflation index is measured has resulted in disagreements between the Argentine government and private consultants as to the country’s actual annual inflation rate. Members of the political opposition in the House of Representatives of the Argentine Congress periodically disseminate inflation data produced by certain private analysts and non-governmental sources which differ significantly from, and which present higher estimates of inflation than those published by the INDEC. According to the INDEC inflation was approximately 8.5% for 2007, 7.2% for 2008, 7.7% for 2009, 10.9% for 2010, 9.5% for 2011, 10.8% for 2012, 10.9% for 2013, 23.9% for 2014 and 11.9% accumulated as of October 31, 2015. Uncertainty surrounding future inflation rates has slowed the rebound in the long-term credit market. Private estimates, on average, refer to annual rates of inflation substantially in excess of those published by the INDEC. In the past, inflation has materially undermined the Argentine economy and the government’s ability to create conditions that would permit stable growth. High inflation may also undermine Argentina’s foreign competitiveness in international markets and adversely affect economic activity and employment, as well as our business and results of operations. In June 2008, the INDEC published a new consumer price index, which has been criticized by economists and investors after its initial report found prices rising below expectations. These events have affected the credibility of the consumer price index published by the INDEC, as well as other indices published by the INDEC that use the consumer price index in their calculation, including the poverty index, the unemployment index and real GDP. Beginning November 23, 2010, the Argentine government consulted with the IMF for technical assistance in order to prepare a new national consumer price index with the aim of modernizing the current statistical system. During the first quarter of 2011, a team from the IMF started working in conjunction with the INDEC to create a new national consumer price index. Reports published by the IMF state that their staff also uses alternative measures of inflation for macroeconomic surveillance, including data produced by private sources, which have shown inflation rates considerably higher than those issued by the INDEC since 2007, and the IMF has called on Argentina to adopt remedial measures to address the quality of official data. In its meeting held on February 1, 2013, the Executive Board of the IMF found that Argentina’s progress in implementing remedial measures since September 2012 has not been sufficient, and as a result, the IMF issued a declaration of censure against Argentina in connection with its breach of its related obligations to the IMF under the Articles of Agreement, and called on Argentina to adopt remedial measures to address the inaccuracy of inflation and GDP data without further delay.

In February 2014, the INDEC modified the methodology for the calculation of the consumer price index and the gross domestic product and released a new GDP index for 2013, equal to 3.003% which differs from GDP of 5.6% originally reported by INDEC for the same period. In addition, the INDEC reported GDP for 2014 equal to 0.5% and GDP accumulated up to June 30, 2015 equal to 1.2%.

As of December 2015, the newly elected government appointed Mr. Jorge Todesca, a former director of a private consulting firm, to manage the INDEC. Mr. Todesca’s first measure was to suspend the publication of any official data prepared by the INDEC. It is expected that the INDEC will implement certain methodological reforms and adjust certain indices based on these reforms and will probably issue the new index in June 2016. However, we cannot make assurances that official data will be sufficiently corrected and accurate or predict the time in which such data will be corrected. The lack of accuracy in the INDEC’s indices could result in a further decrease in confidence in Argentina’s economy, which could, in turn, have an adverse effect on our ability to access the international credit markets at market rates to finance our operations and growth. There is also uncertainty regarding the effects that these reforms will have on the Argentine economy as a whole or on our business, results of operation or financial condition, in particular.

Government intervention in Argentina may have a direct impact on our prices and sales.

The Argentine government has in the past set certain industry market conditions and prices. In March 2002, the Argentine government fixed the price for milk after a conflict among producers and the government. In 2005, the Argentine government adopted measures in order to increase the domestic availability of beef and reduce domestic prices. The export tax rate was increased and a minimum weight requirement for animals to be slaughtered was established. In March 2006, sales of beef products to foreign markets were temporarily suspended until prices decreased. Furthermore, in 2007 the Argentine government significantly increased export tax rates on exports of crops. A number of restrictions are also imposed on the grain and oilseed markets that essentially limit the access of traders to exports, resulting in a disparity between domestic and world prices. In March 2012, the Undersecretary of Transport created an “indicative price” for the transportation of grains by road fixed on a quarterly basis. The actual price paid for the road transportation of grains cannot be lower than 5% or higher than 15% of the “indicative price” fixed for the applicable period. In some cases, the imposition of this “indicative price” would produce increases in our transportation costs. In addition, on April 9, 2013, the Secretary of Commerce issued a resolution that established a fixed price for selling liquid hydrocarbons for a six months period. The fixed price would be the highest selling price on the date of issuance of the resolution, in certain regions of the country. Notwithstanding the April 9 resolution, YPF (the Argentine government-controlled oil and gas company) implemented gas price increases that were matched by other oil companies. Due to the increase in the price of the wheat, on July 4, 2013, the Secretary of Commerce issued a resolution mandating wheat producers and distributors to sell their stocks to satisfy the domestic demand, seeking to reduce the wheat price. On January 2014, the Secretary of Commerce launched a new program of price controls called Precios Cuidados. Producers and suppliers committed to fixed prices for more than 300 basic products subject to review on a quarterly basis. As of the date hereof, one of our rice products sold under the trademark “Molinos Ala” is subject to this program. Violation of the program may result in sanctions, including fines of up to AR$5,000,000.

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

The Capital Markets Law modifies the applicable regime of the Exchange Markets, including local Stock Exchange and commodities markets, and of the agents and also the powers conferred to the Argentine Securities Commission (Comisión Nacional de Valores) (“CNV”). The main amendments introduced refer to the increase in the power of intervention by the CNV over the Exchange Markets and agents entitling the CNV to appoint supervisors with the ability to veto listed companies´ board decisions, and even disband the board of directors for a period of 180 days; and suspend the activities of agents and markets, without prior notice, when the CNV determines that a breach of applicable regulations has occurred. Also the new Capital Markets Law introduces new and more stringent requirements for agents to obtain authorization to operate in the markets which may result in a reduction of the current number of authorized agents operating in the grain markets.

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

Furthermore, on April 1, 2014 (i) the Argentine Tax Federal Authority (“Administración Federal de Ingresos Públicos – AFIP”) issued Resolution No. 3,593/14 which established a “Systematic Registration of Movements and Grains Stocks Regime” (“Régimen de Registración Sistemática de Movimientos y Existencias de Granos”) pursuant to which all persons involved in the commercialization and manufacturing of grains and dairy products registered with the National Registry of Operators of the Commercial Agri-Food Chain (Registro Unico de Operadores de la Cadena Comercial Agropecuaria Alimentaria) must report the stock and stock variations (including locations, transport between the producer´s facilities, etc.) of all grains and other agricultural products (other than those to be applied to sowing) held in inventory or through third parties; and (ii) the Secretary of Commerce enacted Resolution No. 29 by which all producers and suppliers of goods and services with annual sales greater than AR$183 million must report to the Secretary of Commerce the prices of all their products on a monthly basis. Violations of these regimes may be subject to fines, among and other sanctions.

On April 16, 2015, the Argentine Congress passed a law approving the government takeover of the passenger and cargo railways, which will be owned by a State-owned company called Ferrocarriles Argentinos Sociedad del Estado. This law is another example of intervention by the Argentine government and may result in higher transportation costs for our products and operations.

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

Although many of the above measures were adopted or announced by the former Argentine government, we cannot assure you that the newly elected Argentine government will not continue to interfere or increase its intervention by setting prices or regulating other market conditions. Accordingly, we cannot assure you that we will be able to freely negotiate the prices of all our Argentine products in the future or that the prices or other market conditions that the Argentine government might impose will allow us to freely negotiate the prices of our products, which could have a material and adverse effect on our business, results of operations and financial condition.

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

According to the Precautionary Proceedings Law, when granting a precautionary measure against the Argentine government and its agencies, judges will have to establish, under penalty of nullity, a period of effectiveness of such measure of no longer than six months in normal proceedings and three months in abbreviated proceedings and in the case of “an amparo (“injuction relief”).” The term can be extended for six months considering if it is in the public interest. Special consideration will be given to the dilatory tactics or proactive measures taken by the party that was awarded the measure. In addition, under such legislation, Judges are not allowed to grant precautionary measures that will affect or detract from its purposes or in any way disrupt the property or revenues of the Federal Government, nor impose personal monetary charges to public officers. Moreover, the law establishes that the precautionary measures against the Federal Government or its decentralized entities will be effective once the requesting party places an injunction bond for the expenditures or damages that the measure may cause. The injunction bond will not be required when the precautionary measure is granted in favor of the Federal Government or any of its decentralized entities.

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

On October 8, 2014 the Argentine Congress passed Law No. 26,994, which approved the new Argentine consolidated Civil and Commercial Code, which came into force on August 1, 2015. Among others, the new Argentine consolidated Civil and Commercial Code introduced significant amendments with respect to the obligations to pay sums of money denominated in foreign currency, where the obligation to deliver foreign currency must be deemed as an obligation to deliver amounts of goods and debtor may comply by delivering an equivalent amount in legal tender, without clarifying how such equivalent amount will be determined. However, a different section of the same law provides that where debtor is obligated to make a payment in foreign currency it must satisfy the obligation in the same currency. It is expected that this contradiction in the law may result in potential litigation.

The new Argentine consolidated Civil and Commercial Code and other laws that the Argentine government may introduce for approval by the Argentine Congress may have an adverse and material effect on the Argentine economy, and thereby our business, results of operations and financial condition.

Government measures to preempt or respond to social unrest may adversely affect the Argentine economy and our business.

Argentina has experienced significant social and political turmoil, including civil unrest, riots, looting, nationwide protests, strikes and street demonstrations. Despite Argentina’s economic recovery and relative stabilization, social and political tension and high levels of poverty and unemployment continue. Currently, Argentina is facing national protests from the Argentine population, reflected by a general massive strike on April 10, 2014, protests in February 2015 and a general strike on March 31, 2015.

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

In 2008, the Ministry of Economy and Public Finance issued a resolution which applied variable export tariffs (retenciones móviles) to the agricultural sector, thereby increasing the tariffs applicable to such exports. The resolution caused a strong reaction by organizations and individuals related to the agricultural sector, who considered the increase a direct confiscation of their private property. This reaction was publicly evidenced by large-scale demonstrations all over the country, resulting in the largest agricultural strike in Argentina’s history, which included road blocks by strikers to prevent traffic of any freight related to agricultural production. As a consequence, markets reacted adversely, causing a recession in local demand and a disruption in the local financial markets. After a serious institutional crisis between the Argentine congress and the executive branch, the Argentine government issued decrees limiting the effectiveness of the original resolution. Recently, the newly elected government has eliminated farm export taxes on corn, wheat and local products, while soy export taxes will be reduced 5%. Notwithstanding these new measures, we cannot assure you that the government’s dispute with the agricultural sector will not resume or whether a similar reaction or conflict with the same sector will not arise.

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

The Argentine government increased the minimum salary from 3,300 Argentine Pesos to 3,600 Argentine Pesos in January 2014, to 4,400 in September 2014 and to 4,716 in January 2015 (equivalent to aggregate increase of 30% during 2014). Due to the high levels of inflation, employers both in the public and private sectors are experiencing significant pressure from organized labor and their employees to further increase salaries. During 2013 organized labor unions agreed with employers’ associations on salary increases between 22% and 25%. Due to the acceleration of the devaluation and inflation during 2014 labor unions have agreed on salary increases of up to 32%. During 2015, labor unions demanded salary increases of up to 30% provided that the Argentine government agreed to pass an amendment increasing the minimum amount subject to the income tax and grant other non-remunerative benefits. Finally, various unions agreed on salary increases between 27% and 32% and an increase of 28.5% for the minimum salary. As of December 2015, several unions have been demanding salary increases of 35% in order to cope with inflation. So far, this demand has not met a positive response from the newly elected government. However, discussions are still on-going and it is possible that the newly elected government could adopt measures establishing new salary increases, further minimum salary increases, and/or the provision of additional employee benefits in the future. Any such measures could have a material and adverse effect on our business, results of operations and financial condition. Headcount in Argentina represents the 15.6% of the total headcount of the Company,

An increase in export and import duties and controls may have an adverse impact on our sales.

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

As of December 2015, the newly elected government has eliminated farm export taxes on corn, wheat and local products, while soy export taxes will be reduced 5%. Notwithstanding these measures, we cannot make assurances or predictions as to the impact this measure will have on our business, results of operations and financial condition.

Pursuant to a resolution of the AFIP since February 2012, prior to the execution of any purchase order or similar document, Argentine importers are required to file before the AFIP a “Prior Import Statement” (Declaración Jurada Anticipada de Importación) providing information on future imports. Compliance with this requirement would be verified by the Argentine Customs upon arrival of the goods into Argentina and it would be condition for the authorization of the payment of the purchase price by the Argentine financial entities. Even though this was intended merely as an information regime, it was considered to be used for purposes of restricting imports into Argentina. A similar regime was also imposed in respect of the import and export of services, and could result in additional restrictions being imposed on the payments made by Argentine residents on services provided by foreign residents. The newly elected government has recently promoted certain changes to this mechanism, including the replacement of the Prior Import Statement system by the Import Monitoring System (Sistema Integral de Monitoreo de Importaciones or “SIMI”). Under this new system, importers are required to submit certain information electronically through the SIMI application which, once approved, will be valid for 180 calendar days. The imposition of this regime may restrict the imports of goods and the import and export of services of our Argentine subsidiaries which may adversely affect our financial conditions or results of operations.

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

In October 2011 and during 2012 and 2013, the Government of Argentina adopted informal restrictions on certain local companies and individuals for purchasing foreign currency in response to the decrease in availability of U.S. dollars in Argentina. These restrictions consisted of de facto measures restricting local residents and companies from purchasing foreign currency through the Argentine Single Free Foreign Exchange Market (Mercado Único y Libre de Cambios) for the purpose of making payments abroad, such as dividends, capital reductions, and payment for importation of goods and services.

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

The newly elected government has introduced substantial changes to the foreign exchange restrictions, reversing most of the measures adopted since 2011 and providing greater flexibility and access to the foreign exchange market. See “—Risks related to Argentina—Argentine economic and political conditions and perceptions of these conditions in the international market may have a direct impact on our business and our access to international capital and debt markets, and could adversely affect our results of operations and financial condition” in this section.

Notwithstanding these measures, other exchange control restrictions, such as transfer and settlement through the Foreign Exchange Market of proceeds collected from exports of goods and services and general requirements for the purchase of foreign currency for payments of imports of goods and services, remain in full force and effect.

These restrictions and requirements, and any additional exchange controls and transfer restrictions in the future that may be adopted by the Argentine government in response to capital flight or a depreciation of the Argentine peso, could adversely affect our financial condition and the results of our operations, or the market price of our common shares. In addition, other exchange controls could in the future impair or prevent the conversion of anticipated dividends, distributions, or the proceeds from any sale of equity holdings in Argentina, as the case may be, from Argentine pesos into U.S. dollars and the remittance of the U.S. dollars abroad. These restrictions and controls could interfere with the ability of our Argentine subsidiaries to make distributions in U.S. dollars to us and thus our ability to pay dividends in the future.

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

Risks Related to Brazil

Brazilian economic and political conditions and perceptions of these conditions in international markets have a direct impact on our business and our access to international capital and debt markets, which could adversely affect our results of operations and financial condition.

A significant portion of our operations, properties and customers are located in Brazil. Accordingly, our financial condition and results of operations are substantially dependent on economic conditions in Brazil. The Brazilian economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high and variable levels of inflation and currency devaluation. Brazil’s GDP, in nominal terms, grew by 6.1% in 2007, 5.1% in 2008, decreased 0.1% in 2009, increased 7.5% in 2010, increased 3.9% in 2011, increased 1.9% in 2012, increased 3.0% in 2013, increased 0.1% in 2014 and decreased 3.8% in 2015. We cannot assure you that GDP will increase or remain stable in the future. Future developments in the Brazilian economy may affect Brazil’s growth rates and, consequently, the consumption of sugar, ethanol, and our other products. As a result, these developments could impair our business strategies, results of operations and financial condition.

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

Changes in Brazilian tax laws may have a material adverse impact on the taxes applicable to our business and may increase our tax burden.

The Brazilian government frequently implements changes to the Brazilian tax regime that may affect us and our clients. These changes include changes in prevailing tax rates and, occasionally, imposition of temporary taxes, the proceeds of which are earmarked for designated Brazilian government purposes. Some of these changes may result in increases in our tax payments, which could adversely affect industry profitability and increase the prices of our products, restrict our ability to do business in our existing and target markets and cause our financial results to suffer. For example, in September 2011, the Brazilian government introduced a tax on currency derivative securities transactions (“IOF/Securities”) (where the underlying asset is linked to fluctuations in foreign currency exchange rates relative to the Reais) that are executed through the Brazilian markets at the time of the acquisition, sale or maturity of IOF/Securities. The tax is calculated at the rate of 1.0% on the notional adjusted value of the financial derivative transaction. On March 1, 2012, the Brazilian government issued new regulations effective immediately relating to new export prepayment financing, limiting the tenor of these financings to 360 days and excluding financial institutions as eligible lenders. In addition, the Brazilian government implemented a 6% IOF/Exchange tax rate applicable to foreign exchange transactions related to financing from foreign financial institutions (“IOF/Exchange”) on loan transactions with an average maturity of less than five years and reduced the IOF/Exchange rate for 360 days. In December 2012, the Brazilian government modified the regulation, allowing early receipt of resources for Brazilian exporters, for prepayment export facilities by importers or any corporate entity operating abroad, including financial institutions, without any incidence of taxes in certain cases. In June 2013, the Brazilian Government revoked those measures, and reduced the IOF tax to 0% on inflows of investment capital destined to investments in fixed income as well in derivative securities transactions. The effects of these changes and any other change that could result from the enactment of additional legislation cannot be quantified. We cannot assure you that we will be able to maintain our projected cash flow and profitability following any increases in Brazilian taxes applicable to us and our operations.

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

As an example, the Instituto Nacional de Colonização e Reforma Agrária (“INCRA”) conducted an investigation to determine the falsehood of the Certificado de Cadastro do Imóvel Rural (“CCIR”) delivered to us by the former owner of Rio de Janeiro Farm (the “Farm”) in January 2005 when we acquired the Farm. The INCRA also conducted another investigation related to the cadeia dominial of the Farm to determine the correct chain of ownership through the successive transfers of ownership of the Farm, for the purpose of confirming that the destaque publico occurred, which refers to the transfer of land ownership from the State to a private owner, or that the State does not have an interest in claiming the ownership of the Farm. While the INCRA found no irregularity that could jeopardize the acquisition deed or affect the ownership of Rio de Janeiro Farm, we are currently waiting for the INCRA to close such records.

Social movements and the possibility of expropriation may affect the normal use of, damage, or deprive us of the use of or fair value of, our properties.

Social movements, such as Movimento dos Trabalhadores Rurais Sem Terra and Comissão Pastoral da Terra, are active in Brazil and advocate land reform and mandatory property redistribution by the Brazilian government. Land invasions and occupations of rural areas by a large number of individuals is common practice for these movements, and, in certain areas, including those in which we have invested or are likely to invest, police protection and effective eviction proceedings are not available to land owners. As a result, we cannot assure you that our properties will not be subject to invasion or occupation by these groups. A land invasion or occupation could materially impair the normal use of our lands or have a material adverse effect on our results of operations, financial condition or the value of our common shares. In addition, our land may be subject to expropriation by the Brazilian government. Under Article 184 of the Brazilian Constitution, the Brazilian government may expropriate land that is not in compliance with mandated local “social functions”. A “social function” is defined in Article 186 of the Brazilian Constitution as (i) rational and adequate exploitation of land; (ii) adequate use of natural resources available and preservation of the environment; (iii) compliance with labor laws; and (iv) exploitation of land to promote welfare of owners and employees. If the Brazilian government decides to expropriate any of our properties, our results of operations may be adversely affected, to the extent that potential compensation to be paid by the Brazilian government may be less than the profit we could make from the sale or use of such land. Disputing the Brazilian government’s expropriation of land is usually time-consuming and the outcomes at of such challenges are uncertain. In addition, we may be forced to accept public debt bonds, which have limited liquidity, as compensation for expropriated land instead of cash.

Recent changes in Brazilian rules concerning foreign investment in rural properties may adversely affect our investments.

Brazilian Federal Law No. 5,709, effective October 7, 1971 (“Law 5709”) established certain restrictions on the acquisition of rural property by foreigners, including that (i) foreign investors may only acquire rural properties in which agricultural, cattle-raising, industrial or colonization projects are going to be developed as approved by the relevant authorities; (ii) the total rural area to be acquired by a foreign investor cannot exceed one quarter of the surface of the municipality where it is located, and foreigners with the same nationality may not own, cumulatively, more than 10% of the surface of the municipality in which it is located; and (iii) the acquisition or possession (or any in rem right) by a foreigner of rural property situated in an area considered important to national security (i.e. land located at or near the Brazilian border) must be previously approved by the General Office of the National Security Council (Secretaria-Geral do Conselho de Segurança Nacional). Pursuant to Article 23 of Law No. 8,629, of February 25, 1993 (“Law 8629”), the restrictions mentioned in items (i) and (ii) above established by Law 5709 are also applicable for rural lease agreements executed by foreigners. “Parcerias Agrícolas” (agriculture partnerships agreements) have not been subject to these restrictions. Although, a broader interpretation of the existing regulations could have also included these agreements within the limitations for foreigners, the Federal General Attorney’s Office (“AGU”) on October 8, 2012 issued a legal opinion 005/2012, pursuant to which the AGU confirmed the understanding that the “Parcerias Rurais” are not subject to the restrictions or limitations of Law 5709. In addition, pursuant to Law 8629, the acquisition or lease by a foreigner of a rural property exceeding 100 módulos de exploração indefinida – “MEI,” a measurement unit defined by the Regional Superintendence of the National Institute of Colonization and Land Reform (Superintendencia Regional do Instituto Nacional de Colonizaçao e Reforma Agrária – “INCRA”) must be previously approved by the Brazilian National Congress. Law 5709 also establishes that the same restrictions apply to Brazilian companies that are directly or indirectly controlled by foreign investors. Any acquisition or lease of rural property by foreigners in violation of the terms of Law 5709 would be considered null and void under Brazilian law.

However, the Brazilian Constitution enacted in 1988 and its amendments, in particular Constitutional Amendment No. 6, of August 15, 1995, provides that (i) no restrictions on the acquisition of rural land in Brazil should apply to Brazilian companies; and (ii) any company incorporated and headquartered in Brazil and controlled by foreign investors must receive the same treatment as any other company incorporated and headquartered in Brazil and controlled by Brazilian investors. Since the enactment of the Brazilian Constitution in 1988, the interpretation had been that the restrictions imposed by Federal Law 5709 on the acquisition or lease of rural property above-mentioned did not apply to Brazilian companies controlled by foreigners, pursuant to legal opinion No. GQ-22, issued by the AGU in 1994, which was ratified by legal opinion No. GQ-181, also issued by the AGU in 1998. However, the Brazilian Justice National Council issued an Official Letter on July 13, 2010 addressed to all the Brazilian local State Internal Affairs Bureaus in order for them to adopt procedures within sixty (60) days and instruct the local State Notary and Real Estate Registry Offices to observe the restrictions of the Brazilian law on the acquisitions of rural land by Brazilian companies with foreign equity holders. Thereafter, on August 19, 2010, the AGU revised its prior opinion, and published a new legal opinion which: (i) revoked the AGU’s legal opinions No. GQ-22 and GQ-181; and (ii) confirmed that Brazilian entities controlled by foreigners should be subject to the restrictions described above, and transactions entered into by foreigners in connection with the acquisition of rural properties would be subject to approval from INCRA, the Ministry of Agrarian Development and the Brazilian National Congress, when applicable. This revised opinion was ratified by the President of Brazil and published in the Official Gazette of the Federal Executive on August 23, 2010, becoming effective as of such date. We believe that the acquisitions of rural properties by Brazilian companies directly or indirectly controlled by foreigners registered in the appropriate real estate registry prior to August 23, 2010 are not affected by the AGU’s legal opinion. As a confirmation of such understanding, pursuant to the Joint Normative Ruling N. 1 issued on September 27, 2012 by the Ministries of: (i) Agricultural Development; (ii) Agriculture, Cattle-raising and Supply; (iii) Industry Development and Foreign Commerce; and (iv) Tourism (the “Joint Normative Ruling N. 1”); and the Normative Ruling/IN INCRA No.76, issued on August 23, 2013, a Brazilian company controlled by foreign individuals or companies which acquired or leased rural properties, by means of an act or agreement entered into from June 7, 1994 and August 22, 2010, may register such property before the National System of Rural Registry (Sistema Nacional de Catastro Rural-SNCR), without any administrative sanction. However, as of said date, the acquisition and leasing of rural land in Brazil, including through corporate transactions, will be subject to the above-mentioned restrictions, and will require several additional layers of review and approvals, which may be discretionary (including the approvals from INCRA, Ministry of Agrarian Development and the Brazilian National Congress, when applicable), burdensome and time consuming. Additionally, the Joint Normative Ruling N. 1 sets forth the administrative procedures applicable to requests for authorization for the acquisition or lease of rural properties by foreign investors pursuant to Law 5709. Under the Joint Normative Ruling, in order to obtain the authorization for the acquisition or lease of rural properties, foreign investors must present a project proposal to the INCRA, containing: (i) the rationale for the relationship between the property to be acquired or leased and the project size; (ii) physical and financial schedule of the investment and implementation of the project; (iii) use of official credit (governmental funds) for the total or partial finance of the project; (iv) logistic viability of the execution of the project and, in case of an industrial project, proof of compatibility between the local industrial sites and the geographic location of the lands; and (v) proof of compatibility with the criteria established by the Brazilian Ecological and Economical Zoning (Zoneamento Ecológico Económico do Brasil – ZEE), relating to the location of the property.

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

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy, which, combined with Brazilian political and economic conditions, may adversely affect us.

We may be adversely affected by the following factors, as well as the Brazilian government’s response to these factors:

•	economic and social instability;

•	increase in interest rates;

•	exchange controls and restrictions on remittances abroad;

•	restrictions and taxes on agricultural exports;

•	exchange rate fluctuations;

•	inflation;

•	volatility and liquidity in domestic capital and credit markets;

•	expansion or contraction of the Brazilian economy, as measured by GDP growth rates;

•	allegations of corruption against political parties, elected officials or other public officials, including allegations made in relation to the Lava Jato investigation;

•	government policies related to our sector;

•	fiscal or monetary policy and amendments to tax legislation; and

•	other political, diplomatic, social or economic developments in or affecting Brazil.

Historically, the Brazilian government has frequently intervened in the Brazilian economy and has occasionally made significant changes in economic policies and regulations, including, among others, the imposition of a tax on foreign capital entering Brazil (IOF tax), changes in monetary, fiscal and tax policies, currency devaluations, capital controls and limits on imports. The administration is currently facing domestic pressure to retreat from the current macroeconomic policies in an attempt to achieve higher rates of economic growth. In addition, the Brazilian government is proposing the creation of a tax on financial transactions, including wire transfers, (the so-called “CPMF”) in order to improve the fiscal situation of the country. We cannot predict which policies will be adopted by the Brazilian government and whether these policies will negatively affect the economy or our business or financial performance.

The Brazilian economy has been experiencing a slowdown – GDP growth rates were 7.5%, 3.9%, 1.9%, 2.7%, and 0.1% in 2010, 2011, 2012, 2013 and 2014, respectively and GDP decreased 3.8% in 2015. Inflation, unemployment and interest rates have increased more recently and the Brazilian Real has weakened significantly in comparison to the U.S. dollar. The market expectations for the years 2016 and 2017 is that the Brazilian economy will continue to slow down and GDP will decrease. Our results of operations and financial condition may be adversely affected by the economic conditions in Brazil.

Allegations of political corruption against the Brazilian government and the Brazilian legislative branch could create economic and political instability.

In the past, members of the Brazilian government and of the Brazilian legislative branch have faced allegations of political corruption. As a result, a number of politicians, including senior federal officials and congressmen, resigned and/or have been arrested. Currently, several members of the Brazilian executive and legislative branches of government are being investigated as a result of allegations of unethical and illegal conduct identified by the Car Wash Operation (Operação Lava-Jato) being conducted by the Office of the Brazilian Federal Prosecutor. There is strong popular pressure and several legal and administrative proceedings for the impeachment of the Brazilian President and/or revocation of the mandates or resignation of the Brazilian President and/or the Head of the House of Representatives. On April 17th, 2016 the impeachment process of the Brazilian President was approved by the House of Representatives and submitted for the final approval of the Senate. The potential outcome of these investigations and proceedings is unknown, but they have already had an adverse impact on the general market perception of the Brazilian economy and the conclusion of these proceedings or further allegations of illicit conduct could have additional adverse effects in the Brazilian economy. In this sense, the political crisis could worsen the economic conditions in Brazil, which may adversely affect our results of operations and financial condition.

Moreover, the economic and political crisis have resulted in the downgrading of the country’s long-term credit rating from Standard & Poor's rating agency to BB with a negative outlook, placing Brazil back in speculative investment grade level ("junk"). Fitch Ratings downgraded Brazil to BB+ with a negative outlook, while Moody's downgraded Brazil to Ba2 and changed the stable perspective to negative. After Moody’s downgrade, Brazil lost its investment grade by the three major rating companies. The Brazilian administration may face domestic pressure to retreat from the current macroeconomic policies in an attempt to achieve higher rates of economic growth. We cannot predict what policies will be adopted by the Brazilian government and whether these policies will negatively affect the economy or our business or financial performance.

Restrictions on the movement of capital out of Brazil may impair our abilityto receive payments from our Brazilian Subsidiaries and restrict their ability to make payments in U.S. dollars.

In the past, the Brazilian economy has experienced balance of payment deficits and shortages in foreign exchange reserves, and the Brazilian government has responded by restricting the ability of Brazilian or foreign persons or entities to convert reais into foreign currencies. The Brazilian government may institute a restrictive exchange control policy in the future. Any restrictive exchange control policy could prevent or restrict our Brazilian Subsidiaires’ access to U.S. dollars, and consequently their ability to meet their U.S. dollar obligations and may adversely affect our financial condition and results of operations.

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

We are also subject to several laws and regulations, among others, imposed in Brazil by (i) the National Agency of Petroleum, Natural Gas and Biofuels (Agência Nacional do Petróleo, Gás Natural e Biocombustível(“ANP”)) and by the Brazilian Electricity Regulatory Agency (Agência Nacional de Energia Elétrica) (“ANEEL”) due to our production of sugarcane, ethanol and electric energy (ii) the Ministry of Agriculture, Breeding Cattle and Supply (Ministerio da Agricultura, Pecuaria e Abastecimento(“MAPA”)), due to our agricultural, sugarcane and ethanol production activities. If an adverse final decision is issued in an administrative process, we could be exposed to penalties and sanctions derived from the violation of any of these laws and regulations, including the payment of fines, and, depending on the level of severity applied to the infraction, the closure of facilities and/or stoppage of activities and the cancellation or suspension of the registrations, authorizations and licenses, which may also result in temporary interruption or discontinuity of activities in our plants, and adversely affect our business, financial status, and operating results.

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

Such limitations arise from a Brazilian Federal Decree that set forth the complete elimination of the harvest by burning the crop until 2018 in areas where it is possible to carry out mechanized harvest. In the state of Minas Gerais, the deadline imposed by the State Government for the elimination of the harvest by burning the crop is 2014, for areas with declivity lower than 12%, and for areas with declivity higher than 12%, they are subject to an additional term at the discretion of the State Environmental Agency, on a case by case basis. Nevertheless, in the state of Mato Grosso do Sul, the current deadline is 2018 for the elimination of harvest by burning the crop for areas where mechanized harvest can be carried out, as per the Brazilian Federal Decree.

We currently make significant investments to comply with these laws and regulations. Although our plans for the implementation of mechanized harvesting are underway, with 97.7% of our sugarcane harvest mechanized during the 2015-2016 harvest, the strengthening of these laws and regulations or the total prohibition of sugarcane burning would require us to increase our planned investment in harvesting equipment, which, in turn, would limit our ability to fund other investments. In addition, the state of São Paulo has imposed an obligation on growers to dedicate a certain percentage of land used for sugarcane cultivation for native or reclaimed forest area. The cost of setting aside this land is difficult to predict and may increase costs for us or our sugarcane suppliers. As a result, the costs to comply with existing or new laws or regulations are likely to increase, and, in turn, our ability to operate our plants and harvest our sugarcane crops may be adversely affected.

Risks Related to a Luxembourg Company

We are a Luxembourg corporation (“société anonyme”) and it may be difficult for you to obtain or enforce judgments against us or our executive officers and directors in the United States.

We are organized under the laws of the Grand Duchy of Luxembourg. Most of our assets are located outside the United States. Furthermore, most of our directors and officers and experts reside outside the United States, and most of their assets are located outside the United States. As a result, you may find it difficult to effect service of process within the United States upon these persons or to enforce outside the United States judgments obtained against us or these persons in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the U.S. federal securities laws. Likewise, it may also be difficult for you to enforce in U.S. courts judgments obtained against us or these persons in courts located in jurisdictions outside the United States, including actions predicated upon the civil liability provisions of the U.S. federal securities laws. It may also be difficult for an investor to bring an action in a Luxembourg court predicated upon the civil liability provisions of the U.S. federal securities laws against us or these persons. Luxembourg law, furthermore, does not recognize a shareholder’s right to bring a derivative action on behalf of the company.

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

Pursuant to Luxembourg corporate law, existing shareholders are generally entitled to preemptive subscription rights in the event of capital increases and issues of shares against cash contributions. However, under our articles of incorporation, the board of directors has been authorized to waive, limit or suppress such preemptive subscription rights until the fifth anniversary of the publication of the authorization granted to the board in respect of such waiver by the general meeting of shareholders. The authorization was originally valid until April 22, 2016 but was renewed by the resolution adopted at the shareholder meeting held on April 20, 2016 and extended for an additional period of five years.

Item 4.	Information on the Company

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

General Information

Adecoagro is a Luxembourg société anonyme (a joint stock company). The Company’s legal name is “Adecoagro S.A.” Adecoagro was incorporated on June 11, 2010 and on October 26, 2010 all the outstanding shares of Adecoagro were acquired by IFH.

On October 30, 2010, the members of IFH transferred pro rata approximately 98% of their membership interests in IFH to Adecoagro in exchange for common shares of Adecoagro. On January 28, 2011, Adecoagro completed the IPO of its shares listed on the New York Stock Exchange (“NYSE”). The shares are traded under the symbol “AGRO.” In a series of transactions during 2012, we transferred shares of Adecoagro to certain limited partners of IFH in exchange for their residual interest in IFH increasing our interest in IFH to approximately 100%.

On March 27, 2015, Adecoagro commenced a series of transactions for the purpose of transfering the domicile of Adecoagro LP to Luxembourg. In connection with the Adecoagro LP redomiciliation, Adecoagro merged IFH into Adecoagro LP (Delaware) with Adecoagro LP (Delaware) as the surviving entity and Adecoagro GP S.à r.l., a société à responsibilitié limitée organized under the laws of Luxembourg, became he general partner of Adecoagro LP on April 1, 2015. Also on April 1, 2015, Adecoagro completed the redomiciliation of Adecoagro LP (Delaware) out of Delaware to Luxembourg and Adecoagro LP without dissolution or liquidation, continued its corporate existence as Adecoagro LP S.C.S., a société en commandite simple organized under Luxembourg law, effective April 2, 2015. For a detailed description of the Adecoagro LP redomiciliation please see “Corporate Development” below.

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

In 2006 and 2007, we continued our land portfolio expansion and vertical integration through the acquisitions of Pilagá S.A. (formerly Pilagá S.R.L. and before that, Pilagá S.A.G.), one of the largest and oldest agriculture companies in Argentina, with more than 88,000 hectares and two rice processing facilities, and one additional farm of approximately 2,400 hectares in Argentina and two farms of approximately 4,000 hectares in Brazil for the production of crops. Also, in December 2007, we acquired Bañado del Salado S.A., Agro Invest S.A. and Forsalta S.A., with more than 43,000 hectares for crop production in Argentina, and one farm in Uruguay of approximately 3,177 hectares.

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

During March 2013, we began the construction of the second greenfield project in our sugarcane cluster in Mato Grosso do Sul. The Ivinhema mill, with 5.0 million tons of sugarcane crushing capacity and located 45 km south of Angelica, would consolidate our cluster, generating important synergies and economies of scale, improving operational margins and free cash flow. Ivinhema was built in two phases: the first phase with 2.0 million tons of capacity was completed during April 2012 and the second phase, with 3.0 million tons of crushing capacity was completed during mid 2015.

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

On March 27, 2015, Adecoagro commenced a series of transactions for the purpose of transfering the domicile of Adecoagro LP to Luxembourg. In connection with the Adecoagro LP redomiciliation, Adecoagro merged IFH LP into Adecoagro LP with Adecoagro LP (Delaware) as the surviving entity. In connection with this merger, all of the assets and liabilities of IFH L.P. vested in Adecoagro LP (Delaware), Ona Ltd became its general partner and Toba Ltd became a wholly owned subsidiary of Adecoagro LP (Delaware). In connection with the transactions completed on March 27, 2015, Ona Ltd. assigned its general partnership interest in Adecoagro LP to Adecoagro GP S.a.r.l., a societe responsibilitie limitee organized under the laws of Luxembourg, on April 1, 2015. Also on April 1, 2015, Adecoagro completed the redomiciliation of Adecoagro LP (Delaware) out of Delaware to Luxembourg and Adecoagro LP, without dissolution or liquidation, continued its corporate existence as Adecoagro LP S.C.S., a societe en commandite simple organized under Luxembourg law, effective April 2, 2015. Since that date the affairs of Adecoagro LP S.C.S. have been governed by its by-laws and Luxembourg law.

On March 21, 2016, we completed an underwritten secondary offering of 12.0 million shares of Adecoagro offer by our shareholders, Quantum Partner LP and Geosor Corporation, at a price per share to the public of $11.7 pursuant to an effective shelf registration statement on Form F-3 filed with the SEC. In connection with the offering, the selling shareholders granted the underwriter the right to purchase up to 1,800,000 additional common shares exercisable once at any time within 30 days after March 21, 2016. On April 20, 2016, the underwriter elected to purchase an additional 350,000 common shares at a price of U.S.$13.40 per common share.

Set forth below is a corporate structure as of April 2, 2015.

Principal Capital Expenditures

Capital expenditures totaled $155.9 million, $322.9 million and $232.3 million for the years ended December 31, 2015, 2014 and 2013, respectively.

For a discussion of our capital expenditures and future projections, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditure Commitments.”

B.	BUSINESS OVERVIEW

Our Company

We are a leading agricultural company in South America, with operations in Argentina, Brazil and Uruguay. We are currently involved in a broad range of businesses, including farming crops and other agricultural products, dairy operations, sugar, ethanol and energy production and land transformation. Our sustainable business model is focused on (i) a low-cost production model that leverages growing or producing each of our agricultural products in regions where we believe we have competitive advantages, (ii) reducing the volatility of our returns through product and geographic diversification and use of advanced technology, (iii) benefiting from vertical integration in key segments of the agro-industrial chain, (iv) acquiring and transforming land to improve its productivity and realizing land appreciation through strategic dispositions, and (v) implementing sustainable production practices and technologies focused on long-term profitability.

As of December 31, 2015, we owned a total of 246,139 hectares, comprised of 19 farms in Argentina, 11 farms in Brazil and one farm in Uruguay. In addition we own and operate several agro-industrial production facilities including three rice processing facilities in Argentina, two dairy facilities with approximately 6,752 milking cows in Argentina, 11 grain and rice conditioning and storage plants in Argentina, and three sugar and ethanol mills in Brazil with a sugarcane crushing capacity of 10.2 million tons.

We believe that we are:

•	one of the largest owners of productive farmland in South America, with more than 203,520 owned productive hectares as of December 31, 2015 (excluding legal land reserves pursuant to local regulations and other land reserves) located in Argentina, Brazil and Uruguay, producing a wide range of agricultural products.

•	a leading producer of grains and oilseeds in South America. During the 2014/2015 harvest year, we harvested 189,014 hectares (including 60,056 leased hectares and 40,115 second crop hectares) and produced 627,385 tons of grains, including soybeans, corn, wheat, sunflower and cotton;

•	one of the largest producers of rough (unprocessed) rice in the world, planting 35,328 hectares (including 3,225 leased hectares) and producing 180,149 tons during the 2014/2015 harvest year, which accounted for 13% of the total Argentine production according to the Confederacion de Molinos Arroceros del Mercosur (“Conmasur”). We are also a large processor and exporter of white rice (processed) in Argentina, accounting for 19% of total white rice production capacity in Argentina and 22% of total Argentine white rice exports during 2014, according to Camara de Industriales Arroceros de Entre Ríos (Federacion de Entidades Arroceras).

•	a leading dairy producer in South America in terms of our cutting-edge technology, productivity per cow and grain conversion efficiencies, producing approximately 88.6 million liters of raw milk during 2015.

•	a growing producer of sugar and ethanol in Brazil, where we currently own three sugar and ethanol mills, with an aggregate installed capacity of 10.2 million tons per year and full cogeneration capacity (the generation of electricity from sugarcane bagasse, the fiber portion of sugarcane that remains after the extraction of sugarcane juice) of 232 MW as of December 31, 2015. Our operation is highly integrated, meaning that 89% of the sugarcane crushed at our mills is supplied from our own plantations. As of December 31, 2015, our sugarcane plantation consisted of 125,669 hectares; and.

•	one of the leading companies in South America involved in the acquisition and transformation of undermanaged land to more productive uses, generating higher cash yields. During the last ten fiscal years, we have consistently sold a portion of our fully mature farmland every year. In aggregate, we have sold over 77,000 hectares generating capital gains of approximately $204 million.

We are engaged in three main businesses:

Farming Business: As of December 31, 2015 we owned 232,848 hectares (excluding sugarcane farms) of farmland in Argentina, Brazil and Uruguay, of which 117,680 hectares are croppable, 14,912 hectares are being evaluated for transformation, 60,863 hectares are suitable for raising beef cattle and are mostly leased to third party cattle farmers, constituting a total of 193,455 productive hectares, and 60,863 hectares are legal land reserves pursuant to local regulations or other land reserves. During the 2014/2015 harvest year we held leases or have entered into agriculture partnerships for an additional 60,056 croppable hectares. We own the facilities and have the resources to store and condition 100% of our crop and rice production. We do not depend on third parties to condition our production for sale. Our farming business is subdivided into four main businesses:

•	Crop business: We produce a wide range of agricultural commodities including soybeans, corn, wheat, sunflower and cotton, among others. In Argentina, our farming activities are conducted mainly in the Argentine humid pampas region, where agro-ecological conditions are optimal for low-cost production. Since 2004, we have expanded our operations throughout the center-west region of Uruguay and the western part of the state of Bahia, Brazil, as well as in the northern region of Argentina. During the 2014/2015 harvest year, we planted approximately 189,014 hectares of crops, including second harvests, producing 627,824 tons of grains, including soybeans, wheat and corn, sunflower and cotton. We also planted an additional 4,999 hectares where we produced over 102,527 tons of forage that we used for cow feed in our dairy operation. During the current 2015/16 harvest year, we planted approximately 173,210 hectares of crops, including second harvest, and also planted an additional 4,968 hectares of forage.

•	Rice business: We own a fully-integrated rice operation in Argentina. We produce irrigated rice in the northeast provinces of Argentina, where the availability of water, sunlight, and fertile soil results in one of the most ideal regions in the world for producing rice at low cost. We believe that we are one of the largest producers of rough (unprocessed) rice in Argentina, producing 180,149 tons during the 2014/2015 harvest year, which accounted for 13% of the total Argentine production according to Conmasur. We own three rice mills that process our own production, as well as rice purchased from third parties. We produce different types of white and brown rice that are sold both in the domestic Argentine retail market and exported. During the current 2015/16 harvest year, we planted 37,565 hectares of rice.

•	Dairy business: We believe that we are a leading dairy producer in South America in terms of our utilization of cutting-edge technology, productivity per cow and grain conversion efficiencies. Through the production of raw milk, we are able to transform forage and grains into value-added animal protein. We believe that our “free-stall” dairies in Argentina are the first of their kind in South America and allows us to optimize our use of resources (land, dairy cow feed and capital), increase our productivity and maximize the conversion of forage and grain into raw milk. We produced approximately 88.6 million liters of raw milk during 2015, with a daily average of 6,658 milking cows, delivering an average of 36.4 liters of milk per cow per day.

•	All Other Segments business: Our all other segments business consists of leasing pasture land to cattle farmers in Argentina and leasing our coffee plantation in the Rio de Janeiro farm, located in Western Bahia, Brazil, to a third party. We lease over 33,300 hectares of pasture land which is not suitable for crop production to third party cattle farmers.

The following table sets forth, for the periods indicated, certain data relating to our farming business:

	Year Ended December 31,
	2015	2014	2013
Sales	(In thousands of $)
Crops(l)	154,741	177,662	185,117
Rice(2)	84,668	103,682	107,093
Dairy	32,981	32,968	30,661
All Other Segments (3)	1,302	1,525	4,293
Total	273,692	315,837	327,163

Production	2014/2015 Harvest Year	2013/2014 Harvest Year	2012/2013 Harvest Year
Crops (tons)(4)	627,824	643,354	496,590
Rice (tons)(5)	180,149	205,489	202,589
Total	807,973	848,843	699,179

	Year Ended December 31
	2015	2014	2013
Dairy (thousands of liters)(6)	88,556	79,468	72,984

	2015/2016 Harvest Year	2014/2015 Harvest Year	2013/2014 Harvest Year	2012/2013 Harvest Year
Planted Area	(In hectares, including second harvest)
Crops (7)	178,178	194,271	185,954	187,220
Rice	37,565	35,328	36,604	35,249

(1)	Includes soybeans, corn, wheat, sunflower and cotton, among others.

(2)	Sales of processed rice, including rough rice purchased from third parties and processed in our facilities.

(3)	All Other Segments encompasses our remaining interests in the beef Cattle and Coffee businesses. Our beef cattle business consists of over 63 thousand hectares of pasture land that is not suitable for crop production and as a result is leased to third parties for cattle grazing activities. We lease the coffee production rights with respect to our Rio de Janeiro coffee plantation.

(4)	Crop production does not include 102,527 tons, 89,081 tons, and 30,628 tons of forage produced in the 2014/2015, 2013/2014 and2012/2013 harvest years, respectively.

(5)	Expressed in tons of rough rice produced on owned and leased farms. As of December 31, 2014, the 2014/15 harvest year of rice harvest had not began.

(6)	Raw milk produced at our dairy farms.

(7)	Includes 4,968 4,999 hectares, 3,141 hectares, and 5,172 hectares, used for the production of forage during the 2015/16, 2014/2015, 2013/2014 and 2012/2013 harvest years, respectively.

Sugar, Ethanol and Energy Business: We cultivate and harvest sugarcane which is then processed in our own mills to produce sugar, ethanol and energy. As of December 31, 2015, our total sugarcane plantation consisted of 125,669 hectares, planted over both owned and leased land. We currently own and operate three sugar and ethanol mills, UMA, Angélica and Ivinhema, with a total crushing capacity of 10.2 million tons of sugarcane per year as of December 31, 2015. UMA is a small but efficient mill located in the state of Minas Gerais, Brazil, with a sugarcane crushing capacity of 1.2 million tons per year, full cogeneration capacity and an associated sugar brand with strong presence in the regional retail market (Açúcar Monte Alegre). We plant and harvest 99.6% of the sugarcane milled at UMA, with the remaining 0.4% acquired from third parties. Angélica and Ivinhema are two new, modern mills, which we built in the state of Mato Grosso do Sul, Brazil, with current sugarcane crushing capacities of 4.7 and 5.3 million tons per year, respectively. Both mills are located 45 km apart, and form a cluster surrounded by one large sugarcane plantation. Angelica and Ivinhema are equipped with high pressure steam boilers and turbo-generators with the capacity to use all the sugarcane bagasse by-product to generate electricity. Approximately 33% of the electricity generated is used to power the mill and the excess electricity is sold to the local power grid, resulting in the mills having full cogeneration capacity.

For the year ended December 31, 2015, we crushed 8.3 million tons of sugarcane. Our mills produce both sugar and ethanol, and accordingly, we have some flexibility to adjust our production (within certain capacity limits that generally vary between 40% and 60%) between sugar and ethanol, to take advantage of more favorable market demand and prices at given points in time. For the year ended December 31, 2015 we produced 464,929 tons of sugar and 361,000 cubic meters of ethanol.

As of December 31, 2015, our overall sugarcane plantation consisted of 125,669 hectares of sugarcane in the states of Mato Grosso do Sul and Minas Gerais, Brazil, of which 9,748 hectares of sugarcane were planted on owned land, and 116,524 hectares were planted on land leased from third parties under long term agreements.

The following table sets forth, for the periods indicated, certain data relating to our sugar, ethanol and energy business:

Sales	Year Ended December 31,
	2015	2014	2013
	(In thousands of $)
Sugar	177,801	174,459	133,597
Ethanol	176,150	165,870	150,382
Energy	46,671	66,800	32,463
Other	-	-	1,019
Total	400,622	407,129	317,461

	Year Ended December 31
Production	2015	2014	2013
Sugar (tons)	464,929	413,687	335,643
Ethanol (cubic meters)	361,001	299,810	268,053
Energy (MWh exported)	553,090	445,705	300,208

	Year Ended December 31
Other Metrics	2015	2014	2013
Sugarcane milled (% owned)	89%	89%	87%
Sugarcane crushing capacity (millions of tons)	10.2	7.2	7.2
% Mechanized harvesting operations — Consolidated	98%	97%	94%
% Mechanized /harvesting operations — Cluster	100%	100%	100%

Land Transformation Business: We acquire farmlands we believe are underdeveloped or underutilized and, by implementing cutting-edge production technology and agricultural best practices, transform the land to be suitable for more productive uses, enhance yields and increase the value of the land. During the fourteen-year period since our inception, we have effectively put into production 169,317 hectares of land that was previously undeveloped or undermanaged. During 2015, we put into production 2,790 hectares and in addition continued the transformation process of over 127,428 hectares we own. We realize and capture land transformation value through the strategic disposition of assets that have reached full development potential. We believe that the rotation of our land portfolio allows us to re-allocate capital efficiently, maximizing our return on invested capital. Our current owned land portfolio consists of 249,508 hectares, distributed throughout our operating regions as follows: 85% in Argentina, 14% in Brazil, and 1% in Uruguay. During the last seven years, we sold 20 of our fully mature farms, generating capital gains of approximately $210 million.

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

The following table sets forth, for the periods indicated, certain data relating to our land transformation business:

	Year Ended December 31,
	2015		2014		2013
Undeveloped/Undermanaged land put into production (hectares)	2,790		2,580		1,389
Ongoing transformation of croppable land (hectares)	127,428		122,041		133,568
Number of farms sold	3	(1)	2	(1)	4
Hectares sold	10,905		12,887		14,176
Capital gains from the sale of land ($ thousands)	23.9		25,600		28,172

(1) Sold minority interests in farmland companie

Sale of 49% of interest in El Orden and La Carolina Farms

In December 2015, we completed the sale of a 49% interest in Global Acamante S.L.U., Global Calidon S.L.U., Global Carelio S.L.U. and Global Mirabilis S.L.U., whose main underlying assets are El Orden and La Carolina farms, for an aggregate sale price of $22.05 million. The selling price was 48% above Cushman and Wakefield´s independent appraisal dated September 2015. Under IFRS, the sale of a non-controlling interest in a subsidiary is treated as an equity transaction, with no gain or loss recognized in the consolidated Statement of Income. The difference between the selling price and the book value was recognized in the Statement of Changes in Shareholders’ Equity under the line item “Reserve from the sale of non-controlling interests in subsidiaries”. Therefore this transaction resulted in an increase of $16.1 million to our equity.

El Orden and La Carolina farms are located in the province of Santa Fe, Argentina and were acquired by Adecoagro in 2005. The farms have a total of 15,319 hectares, of which 5,835 were used for crop production.

Sale of La Cañada Farm

During November 2015, we also completed the sale of La Cañada farm for a total price of $12.6 million, which was 57% above Cushman and Wakefield´s independent appraisal dated September 2015. This transaction resulted in a gain of $7.9 million included under “Other operating income, net”.

La Cañada is a 3,399 hectare farm located in the province of San Luis, Argentina and was acquired by Adecoagro in 2011 to produce irrigated crops.

Our Strengths

We believe the following are our competitive strengths:

•	Unique and strategic asset base. We own strategically located farmland and agro-industrial assets in Argentina, Brazil and Uruguay. We engage in continuous improvement of our operations and practices, resulting in the reduction of operating costs and an increase in productivity, ultimately enhancing the value of our properties and generating capital gains. Our operations also benefit from strategically located industrial facilities throughout Argentina and Brazil, increasing operating efficiencies and reducing operating and logistical costs. We are vertically integrated where economics and returns are attractive, where the efficiency of our primary operation is significantly enhanced, or where lack of a competitive market results in the absence of a transparent price determination mechanism. Our diversified asset base creates valuable synergies and economies of scale, including (i) the ability to transfer the technologies and best practices that we have developed across our business lines, (ii) the ability to apply value-adding land transformation strategies to farmland in connection with our farming and sugarcane operations, and (iii) a greater ability to negotiate more favorable terms with our suppliers and customers.

Owning a significant portion of the land on which we operate is a key element of our business model.

•	Low-cost production leveraging agro-ecological competitive advantages. Each of the commodity products we grow is produced in regions where agro-ecological conditions provide competitive advantages and which, through the implementation of our efficient and sustainable production model, allow us to become one of the lowest cost producers.

•	Our grain and oilseed production is based in the Argentine humid pampas region where soil fertility, regular rainfalls, temperate climate, availability of land and proximity to ports contribute to the reduced use of fertilizers and agrochemicals, high productivity and stable yields and efficient logistics, ultimately resulting in one of the lowest costs per ton of grain produced and delivered.

•	Our rice operation is located in the northeast provinces of Argentina, one of the best rice farming regions in the world due to plentiful sunlight, abundant availability of water for low cost irrigation and large potential for expansion.

•	Our cotton production is focused in western Bahia, Brazil. This region is excellent for producing high quality cotton fiber due to its ideal climate, well drained soils and high altitude.

•	Our dairy operation is situated in the Argentine humid pampas region, where cow feed (grains, oilseeds and forage) is efficiently and abundantly produced at a low cost and climate and sanitary conditions are optimal for cow comfort, which enhances productivity, cow reproduction rates and milk quality.

•	We produce sugarcane in the center-south region of Brazil, where the combination of soil and climate result in high sugarcane productivity and quality, resulting in one of the lowest production costs in the world, significantly lower than other major sugar producing regions, including India, China, the United States, the United Kingdom, France and Germany.

•	Standardized and scalable agribusiness model applying technological innovation. We have consistently used innovative production techniques to ensure that we are at the forefront of technological improvements and environmental sustainability standards in our industry. We are implementing an agribusiness model that consists of specializing our workforce and defining standard protocols to track crop development and control production variables, thereby enhancing management decision-making. We further optimize our agribusiness model through the effective implementation and constant adaptation of a portfolio of advanced agricultural and information technologies and best practices tailored to each region in which we operate and commodity we produce, allowing us to improve our crop yields, reduce operating costs and maximize margins in a sustainable manner.

•	In our farming business, we use “no-till” technology as the cornerstone of our crop production and have been able to implement this technique in areas within our production regions where it had not been used before. Furthermore, we also utilize crop rotation, second harvests, integrated pest management, balanced fertilization, water management and mechanization. Additionally, we use the innovative silo bag storage method, utilizing large polyethylene bags with a capacity of 180-200 tons which can be left on the field for 12 months, resulting in low-cost, scalable and flexible storage on the field during harvest, which we believe allows us to expand our crop storage capacity at a low cost, generate important logistic and freight savings by moving our production in the off-season when freight fares are lower, and time the entry of our production into the market at optimal price points. See “—Operations and Principal Activities—Farming—Storage and Conditioning.”

•	In our dairy business, we believe that we were the first company in South America to implement the “free-stall” production system, resulting in more efficient conversion of feed to raw milk and higher production rates per cow compared to our peers in the region.

•	In our sugar, ethanol and energy business, our sugarcane cluster, constituted by the Ivinhema and Angélica mills (i) has a highly mechanized planting and harvesting operation, which has increased our sugarcane production, reduced our operating costs and contributed to environmental sustainability by eliminating the need to burn the sugarcane before harvest; (ii) has the capacity to use all the bagasse (a by-product of the sugar and ethanol production process) that is produced, with almost no incremental cost, to cogenerate 232 MW of clean and renewable electricity; (iii) has the capacity of processing 51,600 tons of sugarcane per day and (iv) has the ability to recycle by-products such as filter cake and vinasse by using them as fertilizers in our sugarcane fields, as well as recycling water and other effluents, generating important savings in input costs and protecting the environment.

•	Unique diversification model to mitigate cash flow volatility. We pursue a unique multi-tier diversification strategy to reduce our exposure to production and market fluctuations that may impact our cash flow and operating results. We seek geographic diversification by spreading our portfolio of farmland and agro-industrial assets across different regions of Argentina, Brazil and Uruguay, thereby lowering our risk exposure to weather-related losses and contributing to stable cash flows. Additionally, we produce a variety of products, including soybeans, corn, wheat, sunflower, cotton, barley, sorghum, rice, raw milk, sugar, ethanol and energy, which lowers our risk exposure to potentially depressed market conditions of any specific product. Moreover, through vertical integration in the rice, dairy, sugar, ethanol and energy businesses, we process and transform a portion of our agricultural commodities into branded retail products, reducing our commodity price risk and our reliance on the standard market distribution channels for unprocessed products. Finally, our commercial committee defines our commercial policies based on market fundamentals and the consideration of logistical and production data to develop a customized sale/hedge risk management strategy for each product.

•	Expertise in acquiring farmland with transformation and appreciation potential. Since our inception in 2002, we have executed transactions for the purchase and disposition of land for over $652 million and sold over 77,000 hectares of developed land, generating capital gains of approximately $210 million. We believe we have a superior track record and have positioned ourselves as a key player in the land business in South America. Our business development team has gained extensive expertise in evaluating and acquiring farmland throughout South America and has a solid understanding of the productivity potential of each region and of the potential for land transformation and appreciation. To date, we have analyzed over 11 million hectares of farmland spread throughout the regions in which we operate and other productive regions in the world. We have developed a methodology to assess farmland and to appraise its potential value with a high degree of accuracy and efficiency by using information generated through sophisticated technology, including satellite images, rain and temperature records, soil analyses, and topography and drainage maps. Our management team has gained extensive experience in transforming and maximizing the appreciation potential of our land portfolio through the implementation of our agribusiness techniques described above. We also have an extensive track record of rotating our asset portfolio to generate capital gains and monetize the transformation and appreciation generated through our land transformation activities and agricultural operations.

•	Experienced management team, knowledgeable employees. Our people are our most important asset. We have an experienced senior management team with an average of more than 20 years of experience working in our sector and a solid track record of implementing and executing large scale growth projects such as land transformations, greenfield developments of industrial plants, and integrating acquisitions within our organization. Recruiting technically qualified employees at each of our farms and operating sites is a main focus of our senior management and a key to our success.

Our Business Strategy

We intend to maintain our position as a leading agricultural company in South America by expanding and consolidating each of our business lines, creating value for our shareholders. The key elements of our business strategy are:

•	Expand our farming business through organic growth, leasing and strategic acquisitions. We will continue to seek opportunities for organic growth, target attractive acquisition and leasing opportunities and strive to maximize operating synergies and achieve economies of scale in each of our three main farming business areas (crops, rice and dairy). We plan to continue expanding and consolidating our crop production throughout South America. We also intend to continue expanding our rice segment in terms of production and processing capacity, consolidating our leading position in Argentina and increasing our presence throughout Brazil, Uruguay and other regions, to become a leading regional player. We also plan to increase our current milk production using the “free-stall” model.

•	Consolidate our sugar and ethanol cluster in the state of Mato Grosso do Sul, Brazil. Our main strategy for our sugar and ethanol business is to consolidate our cluster in Mato Grosso do Sul, Brazil, through the ramping up of our Ivinhema and Angelica mills, which as of December 2015 reached a nominal capacity of 9.0 million tons per year and are expected to reach 10.2 million tons by 2017. See “—Sugar, Ethanol and Energy—Our Mills.” The consolidation of the cluster will generate important synergies, operating efficiencies and economies of scale such as (i) a reduction in the average distance from the sugarcane fields to the mills, generating important savings in sugarcane transportation expenses; (ii) one centralized management team, reducing total administration cost per ton of sugarcane milled; and (iii) a large sugarcane plantation supplying two mills, allowing for non-stop harvesting. We believe that our sugarcane cluster in Mato Grosso do Sul will allow us to become one of the most efficient and low cost producers of sugar, ethanol and energy in Brazil. Additionally, we plan to continue to monitor closely the Brazilian sugar and ethanol industries and may pursue selective acquisitions that provide opportunities to increase our economies of scale, operating synergies and profitability.

•	Further increase our operating efficiencies while maintaining a diversified portfolio. We intend to continue to focus on improving the efficiency of our operations and maintaining a low-cost structure to increase our profitability and protect our cash flows from commodity price cycle risk. We seek to maintain our low-cost platform by (i) making additional investments in advanced technologies, including those related to agricultural, industrial and logistical processes and information technology, (ii) improving our economies of scale through organic growth, strategic acquisitions, and more efficient production methods, and (iii) fully utilizing our resources to increase our production margins. In addition, we intend to mitigate commodity price cycle risk and minimize our exposure to weather related losses by (i) maintaining a diversified product mix and vertically integrating production of certain commodities and (ii) geographically diversifying the locations of our farms.

•	Continue to implement our land transformation strategy. We plan to continue to enhance the value of our owned farmland and future land acquisitions by making them suitable for more profitable agricultural activities, thereby seeking to maximize the return on our invested capital in our land assets. In addition, we expect to continue rotating our land portfolio through strategic dispositions of certain properties in order to realize and monetize the transformation and appreciation value created by our land transformation activities. We also plan to leverage our knowledge and experience in land asset- management to identify superior buying and selling opportunities.

Operations and Principal Activities

Farming

Our Farming business line is divided into three main reportable operating businesses, namely crops, rice and dairy. We conduct our farming operations primarily on our own land and, to a lesser extent, on land leased from third parties. During harvest year 2014/2015 our farming operations were conducted on a total of 224,343 hectares of land, of which we own 155,804 hectares (excluding sugarcane farms) and we leased the remaining 68,538 hectares from third parties. The following table sets forth our production volumes for each of our farming business lines.

	Harvest Year
	2014/2015	2013/2014	2012/2013
Crops (thousands of tons)(1)	627,824	643,354	496,590
Rice (thousands of tons)(2)	180,149	205,489	202,589

	Year Ended December 31,
	2015	2014	2013
Dairy (thousands of liters)(3)	88,556	79,468	72,984

(1)	As of the date of this annual report, the harvest of soybean, corn, sunflower, cotton and rice pertaining to the 2015/2016 harvest year is ongoing. The only crop which has been fully harvested in the current 2015/16 harvest year is wheat, with a total production of 64,686 tons.
(2)	Expressed in tons of rough rice.
(3)	Raw milk produced.

Crops Business (Grains, Oilseeds and Cotton)

Our agricultural production is mainly based on planting, growing and harvesting crops over our owned croppable area. During the 2014/2015 harvest year, we planted crops over a total area of approximately 189,014 hectares, including our owned land, land leased from third parties and hectares planted in second harvests. During mid 2015 we began the planting of crops pertaining to the 2015/16 harvest year, which was concluded during the first quarter of 2015, with a total planted area of 173,310 hectares. Our main products include soybean, corn, wheat, sunflower, and cotton. Other products, such as sorghum and barley, among others, are sown occasionally and represent only a small percentage of total sown land.

The following table sets forth, for the harvest years indicated, the planted hectares for our main products:

	Harvest Year
	2014/15 (5)	2013/2014	2012/2013
Product Area	(In hectares)
Soybeans(l)	96,476	82,980	92,103
Corn(2)	40,044	51,324	45,795
Wheat(3)	37,020	29,412	28,574
Sunflower	12,314	12,880	12,478
Cotton	3,160	6,217	3,098
Forage(4)	4,999	3,141	5,172
Total	194,013	185,954	187,220

(1) Includes soybean first crop and second crop planted area.

(2) Includes sorghum crop and peanut.

(3) Includes barley crop.

(4) Forage includes corn silage, wheat silage and alfafa used for cow feed in our dairy operation.

(5) As of December, 2015.

The following table sets forth, for the harvest years indicated, the production volumes for our main products

	Harvest Year
	2015/16	2014/2015	2013/2014	2012/2013
Crop Production(1)	(In thousands of tons)
Soybeans(2)	-	285,914	218,608	175,478
Corn(2)	-	233,194	318,381	242,246
Wheat	82,156	84,610	77,086	52,308
Sunflower(2)	-	21,762	23,161	24,076
Cotton lint(2)	-	2,344	6,118	2,482
Total(2)	82,156	627,824	643,354	496,590

(1)	Does not include 102,527, 89,081, and 30,628 tons of forage produced in the 2014/2015, 2013/2014, and 2012/2013 harvest years respectively.
(2)	As of the date of this annual report, the harvest of soybean, corn, sunflower and cotton pertaining to the 2015/16 harvest year is ongoing. The only crop which has been fully harvested is wheat.

The following table below sets forth, for the periods indicated, the sales for our main products:

	Year Ended December 31,
	2015	2014	2013
Sales	(In thousands of $)
Soybeans	75,361	79,515	68,850
Corn (l)	41,924	69,720	79,423
Wheat (2)	16,750	8,849	21,798
Sunflower	12,659	10,016	8,030
Cotton	3,317	9,081	6,119
Other crops (3)	4,721	481	897
Total	154,741	177,662	185,117

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

We grow soybeans in Argentina, Brazil and Uruguay. In the 2012/2013 harvest year, we planted a total area of 92,103 hectares of soybeans, producing a total of 175,478 tons representing 51% of our total planted area that year, and 35% of our total crop production. In the 2013/2014 harvest year, we planted a total area of 82,980 hectares of soybeans, producing a total of 218,608 tons representing 45% of our total crop planted area that year, and 34% of our total crop production. In the 2014/15 harvest year, we planted a total area of 96,476 hectares of soybeans, producing a total of 285,914 tons representing 51% of our total crop planted area that year, and 46% of our total crop production.

Soybeans comprised 11%, 11% and 11% of our total consolidated sales in 2013, 2014 and 2015, respectively

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

We grow corn in Argentina, Brazil and Uruguay. In the 2012/2013 harvest year, we planted a total area of approximately 45,795 hectares of corn, including the second harvest, producing a total of 242,246 tons representing 35% of our total planted area that season and 49% of our total production. In the 2013/2014 harvest year, we planted a total area of approximately 51,212 hectares of corn, including the second harvest, producing a total of 318,381 tons of corn representing 28% of our total planted area that year, and 49% of our total crop production. In the 2014/2015 harvest year, we planted a total area of approximately 39,099 hectares of corn, including the second harvest, producing a total of 230,386 tons of corn representing 21% of our total planted area that year, and 37% of our total crop production.

Corn comprised 12% of our total consolidated sales in 2013, 10% of our consolidated sales in 2014 and 6% of our consolidated sales in 2015.

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

We grow wheat in Argentina and Uruguay. In the 2012/2013 harvest year we planted a total area of approximately 28,574 hectares of wheat, producing a total of 52,308 tons of wheat. In the 2013/2014 harvest year we planted a total area of approximately 29,412 hectares of wheat, producing a total of 77,086 tons of wheat. In the 2014/2015 harvest year we planted a total area of approximately 37,020 hectares of wheat, producing a total of 84,610 tons of wheat. In the current 2015/2016 harvest years, we planted a total area of approximately 32,393 hectares of wheat, producing a total of 82,156 tons of wheat.

Wheat comprised 3% of our total consolidated sales in 2013, 1% of our total consolidated sales in 2014 and 2% of our total consolidated sales in 2015.

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

We grow sunflower in Argentina and Uruguay. In the 2012/2013 harvest year, we planted a total area of approximately 12,478 hectares of sunflower producing a total of 24,076 tons of sunflower representing 7% of our total planted area that year, and 5% of our total crop production. In the 2013/2014 harvest year, we planted a total area of approximately 12,880 hectares of sunflower producing a total of 23,161 tons of sunflower representing 7% of our total crop planted area that year, and 4% of our total crop production. In the 2014/2015 harvest year, we planted a total area of approximately 12,314 hectares of sunflower producing a total of 21,762 tons of sunflower representing 7% of our total crop planted area that year, and 3% of our total crop production.

Sunflower comprised 1% of our total consolidated sales in 2013 and 2014, and 2% in 2015.

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

We grow cotton in northern Argentina and in the western part of Bahia, Brazil. In the 2012/2013 harvest year, we planted a total area of approximately 3,098 hectares of cotton, including the second harvest, producing a total of 2,482 tons of cotton lint, representing 2% of our total planted area that year, and 0.5% of our total crop production. In the 2013/2014 harvest year, we planted a total area of approximately 6,217 hectares of cotton producing a total of 6,118 tons of cotton lint, representing 3% of our total planted crop area that year, and 1% of our total crop production. In the 2014/2015 harvest year, we planted a total area of approximately 3,160 hectares of cotton producing a total of 2,344 tons of cotton lint, representing 2% of our total planted crop area that year, and 0.4% of our total crop production.

Cotton comprised 1% of our total consolidated sales in 2013, 1% of our total consolidated sales in 2014 and 0.5% of our total consolidated sales in 2015.

Forages

In addition to the above mentioned crops, we are engaged in the production of forage in Argentina, including corn silage, wheat silage, soybean silage and alfalfa silage. We use forage as cow feed in our dairy operation. During the 2014/2015 harvest year, we planted 4,999 hectares of forage and produced 102,527 tons of forage.

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

The following table sets forth, for the harvest years indicated, the total number of planted rice hectares we owned and leased as well as the overall rough rice we produced:

	Harvest Year
Rice Product Area & Production	2015/2016	2014/2015	2013/2014	2012/2013
Owned planted area (hectares)	35,865	32,104	33,231	32,167
Leased planted area (hectares)	1,700	3,224	3,100	3,083
Total rice planted (hectares)	37,565	35,328	36,604	35,249
Rough rice production (thousands of tons) (1)	-	180,149	205,489	202,589

(1)	As of the date of this annual report, the harvest of rice pertaining to the 2015/2016 harvest year is ongoing.

We grow rice on 4 farms we own and 2 farms we lease, all located in Argentina. In the 2012/2013 harvest year, we planted a total area of approximately 35,249 hectares of rice, producing a total of 202,589 tons, representing 16% of our total planted area that year, and 29% of our total farming production. In the 2013/2014 harvest year, we planted a total area of approximately 36,604 hectares of rice, producing a total of 205,489 tons, representing 17% of our total planted area that year, and 24% of our total farming production. In the 2014/2015 harvest year, we planted a total area of approximately 35,328 hectares of rice, producing a total of 180,149 tons, representing 16% of our total planted area that year, and 22% of our total farming production. In the current 2015/2016 harvest year, we planted a total of 37,565 hectares of rice, which have not been fully harvested as of the date of this report.

Production Process

The rice production cycle lasts approximately five to six months, beginning in September of each year and ending in April of the following year. Rice planting continues until November, followed by treatment of the rice, which lasts approximately three months, until January. In February we begin harvesting, which lasts until April. After harvesting, the rice is ready for processing.

We process rice in our three rice mills in Argentina, where we are able to process our entire rice crop and utilize our excess milling capacity to process rough rice we purchase from third party growers.

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

	Year Ended December 31,
	2015	2014	2013
Processed Rice Production	(In tons)
Rough rice processed — own	131,861	188,307	188,668
Rough rice processed — third party	38,618	29,084	47,965
Total rough rice processed	170,480	217,391	236,633
White rice	102,492	120,065	138,267
Brown rice	749	793	3,741
Broken rice	17,788	39,795	32,550
Total processed rice	176,456	225,535	174,558

	Year Ended December 31,
	2015	2014	2013
Processed Rice Sales	(In thousand of $)
Total Sales	84,668	103,682	107,093

Rice comprised 17% of our total consolidated sales in 2013, 14% in 2014 and 13% in 2015.

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

Dairy Business

We conduct our dairy operation in our farms located in the Argentine humid pampas region. This region is one of the best places in the world for producing raw milk at a low cost, due to the availability of grains and forages produced efficiently and at low cost, and favorable weather for cow comfort and productivity. Our dairy operation consists of two free-stall dairy facilities with a total capacity of approximately 6,500 milking cows.

The following table sets forth, for the periods indicated below, the total number of our dairy cows, average daily milk production per cow and our total milk production:

	Year Ended December 31,
Dairy Herd & Production	2015	2014	2013
Total dairy herd (head)	7,824	7,396	7,236
Average milking cows	6,658	6,440	6,092
Average daily production (liters per cow)	36.4	33.8	32.8
Total production (thousands of liters)	88,556	79,468	72,984

	Year Ended December 31
	2015	2014	2013
	(In thousands of $)
Sales	32,981	32,968	30,661

As of December 31, 2015, 2014 and 2013, we owned a dairy herd of 7,824, 7,396 and 7,236, head, respectively, including 6,658, 6,440 and 6,092 milking cows, respectively, with an average production of 36.4; 33.8 and 32.8 liters per cow per day, respectively.

Dairy comprised 5% of our total consolidated sales in 2013, 2014 and 2015.

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

All Other Segments

All Other Segments encompasses our cattle and coffee businesses. In December 2009, we strategically decided to sell almost all of our cattle herd — other than our dairy cows — to Quickfood S.A. (now “Marfrig Argentina S.A.”), an Argentine company and a subsidiary of the Brazilian company, Marfrig Alimentos S.A. (“Marfrig”), for a purchase price of $14.2 million. Additionally, we entered into a 10-year lease agreement under which Marfig Argentina S.A. leases grazing land from us to raise and fatten cattle.

In September 2013, Marfrig Argentina S.A. notified us of their intention to early terminate in the fourth quarter of 2013 the lease agreements of the approximately 63,000 hectares of grazing land subject to the 10-year lease agreement. The termination of the lease agreement was effective in the fourth quarter of 2013. We commenced an arbitration proceeding against Marfrig Argentina and Marfrig Alimentos in 2014 claiming unpaid invoices and indemnification for early termination for US$ 23,000,000. See “Item 8. Financial Information — Legal and Administrative Proceedings”.

We currently own 61,073 hectares of cattle grazing land located in the Argentine provinces of Corrientes, Santa Fe and Buenos Aires. In 2015 we entered into new lease agreements with third party cattle farmers for a total area of 33,328 hectares.

During May 2013, Adecoagro entered into an agreement to sell the Mimoso farm and Lagoa do Oeste farm located in Luis Eduardo Magalhaes, Bahia, Brazil. The farms have a total area of 3,834 hectares of which 904 hectares are planted with coffee trees. In addition, we entered into an agreement whereby the buyer will operate and make use of 728 hectares of existing coffee trees in our Rio de Janeiro farm for an 8-year period. The total consideration for this transaction was $24 million, of which $6.0 million were collected as of December 31, 2013 and the balance to be paid in three annual installments in 2014, 2015 and 2016. Pursuant to the terms of the agreement, we will retain ownership of the coffee trees, which are expected to have an estimated useful life of 8 years in respect of the Rio de Janeiro farm after expiration of the agreement. We do not expect our coffee business to generate sales in future periods.

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

Set forth below is our storage capacity as of December 31, 2015:

Storage Capacity	Nominal
Crops (tons)	28,806
Rice (tons)	116,854

In addition, we use silo bags to increase our storage capacity at low cost. Silo bags are an efficient low-cost method for grain storage. As crops are harvested, they are placed inside large polyethylene bags that can be left in the fields for approximately 12 months without damaging the grain. Each silo bag can hold up to 180 to 200 tons of product, depending on the type of grain. During the 2014/2015 harvest year, we stored approximately 36% of our grain production through silo bags.

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

Set forth below is our drying capacity as of December 31, 2015:

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

Soybeans: Our soybean crop is sold to local companies and is ultimately exported or diverted to the crushing industry. Approximately 80% of the soybean crop was hedged pre-harvest, by forward sales and sales in the futures markets. Harvest and post-harvest sales are a function of the export market versus local premiums paid by crushers (oil, meal and biodiesel) and logistics considerations. Our five largest customers comprised approximately 64% of our sales in the year ended December 31, 2015. In Argentina, the applicable export tax rate on soybeans is 30%. There are no export taxes in Brasil and Uruguay.

During 2015 we sold more than 200,000 tons (approximately 90% of our production) certified by the Round Table on Responsible Soybean (“RTRS”), capturing premiums over market value. RTRS is a civil organization that promotes responsible production, processing, and trading of soy on a global level. During 2012 and 2013 we also certified our silo plant in Argentina under 2BSvs (Biomass, Biofuels Sustainability Voluntary Scheme), based on sustentability criteria of the European Directive 2009/28/EC.

Corn: Approximately 85% of our total production is exported, of which 26% are FOB sales, with the remainder destined for domestic use in the poultry and food industry, and in our dairy operations. All of our Brazilian production is sold domestically for regional consumption. Approximately 87% of the corn crop was hedged pre-harvest. Approximately 2% of our corn production was destined for special products such as corn seed and popcorn. Our four largest customers comprised approximately 57% of our sales in the year ended December 31, 2015.

Wheat: Approximately 40% of our production is destined for local market and 60% is exported. Quality segregation allows us to negotiate premiums with the millers and export market. Approximately 10% of the wheat crop was hedged pre-harvest, by forward sales, sales in the futures markets, and durum wheat production agreements. Brazil is the main importer of Argentine wheat. Our four largest customers comprised approximately 56% of our sales in the year ended December 31, 2015.

Sunflower: Our sunflower production from Argentina is sold to local companies. Sales are made pursuant by production agreements of sunflower for confectionary, high oil content sunflower and seed. Our three largest customers comprised 100% of our sales in the year ended December 31, 2015.

Cotton: We typically make pre-harvest sales of cotton fiber produced in Brazil and Argentina into the export market. Sales for the textile industry are based on domestic demand and premiums. Our five largest customers comprised approximately 83% of our sales in the year ended December 31, 2015. Cotton seed is sold in the domestic market to meet feed demand.

Rice: Rough rice is available for sale commencing after the harvest of each year. White rice availability is based on our milling capacity. 69% of our total rice production is sold into the export market, with the remainder sold in Argentina in the retail market. We export approximately 43% of our exported volume to the Middle East, 44% to other Latin American countries, and the remainder is exported to Africa. . We sell approximately 31% of our rice in the Argentine retail market through two brands we own that have a 14.7% market share. Local rice prices are driven by regional supply demand and exchange rate in Brazil. Our five largest customers for rice comprised approximately 60% of our sales in the year ended December 31, 2015.

Dairy: During most of 2015, we sold our entire raw milk production to four dairy producers. These companies manufacture a range of consumer products sold in Argentina and abroad. We negotiate the price of raw milk on a monthly basis in accordance with domestic supply and demand with these companies. The price of the milk we sell is mainly based on the percentage of fat and protein that it contains and the temperature at which it is cooled. The price we obtain for our milk also rises or falls based on the content of bacteria and somatic cells.

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

As of December 31, 2015, our sugarcane plantations consisted of 129,299 hectares of sugarcane planted in the center-south region of Brazil. Approximately 92% of our sugarcane is planted over land leased through agricultural partnerships. Under these agreements, our partners lease land to us for periods of between one and two sugarcane cycles, equivalent to periods of between 10 to 12 years, on which we cultivate the sugarcane. Lease payments are based on the market value of the sugarcane set forth by the regulations of the State of Sao Paulo Sugarcane, Sugar and Alcohol Growers Counsel (Conselho dos Produtores de Cana-de-Açúcar, Açúcar e Álcool do Estado de Sao Paulo, or “Consecana”). We planted and harvested approximately 89% of the total sugarcane we milled during 2015, with the remaining 11% purchased directly from third parties at prices also determined by the Consecana system, based on the sucrose content of the cane and the prices of sugar and ethanol. The following table sets forth a breakdown during the time periods indicated of the amount of sugarcane we milled that was grown on our owned and leased land or purchased from third parties:

	Year Ended December 31,
	2015	2014	2013
Grown on our owned and leased land (tons)	7,396,927	6,418,274	5,560,532
Purchased from third parties (tons)	938,521	814,554	857,599
Total (tons)	8,335,448	7,232,827	6,418,131

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

We believe we own one of the most mechanized harvesting operations in Brazil. Our sugarcane harvesting process is currently 98% mechanized (100% at Angélica and Ivinhema mills and 82% at UMA mill) and the remaining 2% is harvested manually. Mechanized harvesting does not require burning prior to harvesting, significantly reducing environmental impact when compared to manual harvesting. In addition, the leaves that remain on the fields after the sugarcane has been harvested mechanically create a protective cover for the soil, reducing evaporation and protecting it from sunlight and erosion. This protective cover of leaves decomposes into organic material over time, which increases the fertility of the soil. Mechanized harvesting is more time efficient and has lower costs when compared to manual harvesting. Sugarcane is ready for harvesting when the crop’s sucrose content is at its highest level. Sucrose content and sugarcane yield (tons of cane per hectare) are important measures of productivity for our harvesting operations. Geographical factors, such as soil quality, topography and climate, as well as agricultural techniques that we implement, affect our productivity. Since most sugar mills produce both sugar and ethanol in variable mixes, the industry has adopted a conversion index for measuring sugar and ethanol production capacity, the Total Recoverable Sugar (“TRS”) index, which measures the amount of kilograms of sugar per ton of sugarcane.

During the 2015 harvest, our mills harvested sugarcane with an average TRS content of 132 kg/ton and an average yield of 93.0 tons of sugarcane per hectare.

Once the sugarcane is harvested, it is transported to our mills for inspection and weighing. We utilize our own trucks and trailers for transportation purposes. The average transportation distance from the sugarcane fields to the mills is approximately 28 kilometers at UMA and 33 kilometers at Angélica and Ivinhema.

Our Mills

We currently own three sugar mills in Brazil, UMA, Angélica and Ivinhema. Our mills produce sugar, ethanol and energy, and have the flexibility to adjust the production mix between sugar and ethanol, to take advantage of more favorable market demand and prices at given points in time. As of December 31, 2015, our sugar mills had a total installed crushing capacity of 10.2 million tons of sugarcane, of which 9.0 million tons correspond to our sugarcane cluster in Mato Grosso do Sul, Brazil. As of December 31, 2015, we concluded the 2015 harvest crushing an aggregate volume of 8.3 million tons of sugarcane.

The Usina Monte Alegre mill (“UMA”) is located in the state of Minas Gerais, Brazil, and has a sugarcane crushing capacity of 1.2 million tons per year, full cogeneration capacity and an associated sugar brand with strong presence in the regional retail market (Açúcar Monte Alegre). We plant and harvest 99.6% of the sugarcane milled at UMA, with the remaining 0.4% acquired from third parties. On December 31, 2015, UMA concluded its harvest operations for the 2015 season, crushing 1.0 million tons of sugarcane.

Angélica is a advanced mill, which we built in the state of Mato Grosso do Sul, Brazil, with a total sugarcane crushing capacity of 4.7 million tons per year. Angélica was completed in 2010 and is equipped with two modern high pressure boilers and three turbo-generators with the capacity to use all the sugarcane bagasse by-product to generate approximately 96 MW of electricity that is used to power the mill with an excess of 64MW available for sale to the power grid. Angélica has the flexibility to vary the product slate between 60% to 40% for either product.

During mid 2011, we started the construction of our third mill, Ivinhema, located in the state of Mato Grosso do Sul, approximately 45 kilometers south of our existing Angelica mill, in order to complete our planned sugarcane cluster in that region. The construction of the first phase of the Ivinhema mill was completed during the beginning of 2013 reaching 2.0 million tons of sugarcane crushing capacity, and milling operations commenced on April 25, 2013. During early 2014, we began the construction of the second phase of the Ivinhema, adding 3.0 million tons of additional nominal crushing capacity. The investment consisted of expanding the milling equipment, building a new fluidized bed boiler, two new electrical generators and expanding the sugar factory and ethanol distillery, as well as expanding the sugarcane plantation and agricultural machinery.The construction was completed during mid 2015. Ivinhema now has a total milling capacity of 5.0 million tons per year. The mill is equipped with state-of-the-art technology including full cogeneration capacity, flexibility to produce sugar and ethanol and fully mechanized agricultural operations. Ivinhema is expected to produce up to 300,000 tons of sugar, 240,000 cubic meters of ethanol and 360,000 MWh of energy exports.

As of December 31, 2015, accumulated capital expenditures in Ivinhema, including cost expensed in sugarcane planting, agricultural machinery and mill equipment, reached R$1,648 million, or approximately R$329 per ton of crushing capacity.

Capital Expenditures	R$ million	R$ per ton

Industrial equipment	824.8	105.2
Agricultural machinery	303.1	38.7
Sugarcane planting	520.6	66.4
Total	1,648.5	210.3

The completion of the Ivinhema mill has consolidated our state-of-the-art sugarcane cluster in Mato Grosso do Sul, with a total nominal crushing capacity of 9.0 million tons. We expect our sugarcane cluster will generate operational synergies and economies of scale that will allow us to become one of the lowest cost producers of sugar and ethanol in Brazil. These efficiencies result from a large-scale sugarcane production and industrial operation, including centralized management of both mills, harvesting efficiencies due to the ability to conduct non-stop harvesting and a reduction in sugarcane transportation costs.

The construction and operation of the Ivinhema mill is subject to environmental licensing. Generally, the environmental agencies of each state are responsible for issuing environmental permits. The criteria for environmental licensing is defined and regulated by the National Council of the Environment (CONAMA), under Resolution No. 237 of December 19, 1997. On April 24, 2015, we obtained the installation license (licença de instalaçâo) from Instituto de Meio Ambiente de Mato Grosso do Sul (“IMASUL”) for the second phase of the Ivinhema mill, for a nominal crushing capacity of up to 5.0 million tons of sugarcane. On July 23, 20152, we obtained the operational license (licença de operação) from IMASUL authorizing us to mill up to 5 million tons of sugarcane per year

In addition to the installation and operation license, the Ivinhema mill must obtain other permits including licenses for water capture and use of controlled products, among others. Failure to obtain the necessary environmental licenses may prevent us from operating the Ivinhema mill or may subject us to sanctions.

We plant and harvest 88% of the sugarcane milled at our cluster, with the remaining 12% acquired from third parties. On December 31, 2015, our sugarcane cluster concluded its harvest operations for the 2015 season, crushing 7.3 million tons of sugarcane.

Our Main Products

The following table sets forth a breakdown of our production volumes by product for the years indicated:

	Year Ended December 31,
	2015	2014	2013
Sugar (tons)	464,929	413,687	335,643
Ethanol (cubic meters)	361, 015	299,810	268,053
Energy (MWh exported)	553,090	445,705	300,208

Note: Sugar volumes are measured in thousands of tons (raw value), ethanol volumes are measured in thousand cubic meters and electricity is measured in MWh.

The following table sets forth our sales for each of the sugarcane by-products we produce for the years indicated:

	Year Ended December 31,
	2015	2014	2013
	(In thousands of $)
Sugar	177,801	174,459	133,597
Ethanol	176,150	165,870	150,382
Energy	46,671	66,800	32,463
Other		-	1,019
Total	400,622	389,254	317,461

Sugar

As of December 31, 2015 our sugar production capacity was approximately 3,500 tons per day which, in a normal year of 6,819 hours of milling, results in an annual sugar maximum production capacity of over 994,408 tons of sugar. The increased capacity is the result of enhanced operational efficiencies and the completion of the second phase of the Ivinhema mill. In 2015, we produced 464,929 tons of sugar, compared to 413,687 tons of sugar in 2014 and 335,643 tons of sugar in 2013.

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

Sugar sales comprised 21% of our total consolidated sales in 2013, 22% of our total consolidated sales in 2014 and 26% of our total consolidated sales in 2015.

Ethanol

As of December 2015, our ethanol production capacity was approximately 2,900 cubic meters per day which, in a normal year of 6,819 hours of milling, results in maximum annual production capacity of over 823,938 cubic meters of ethanol. The increased capacity is the result of enhanced operational efficiencies and the completion of the second phase of the Ivinhema mill. In 2013 we produced 268,053 cubic meters of ethanol, compared to 299,810 cubic meters in 2014 and 361,001 cubic meters in 2015.

We produce and sell two different types of ethanol: hydrous ethanol and anhydrous ethanol (as further described in “—Production Process—Ethanol”). Ethanol sales comprised 23% of our total consolidated sales in 2013, 23% of our total consolidated sales in 2014 and 26% of our total consolidated sales in 2015.

Cogeneration

We generate electricity from sugarcane bagasse (the fiber portion of sugarcane that remains after the extraction of sugarcane juice) in our three mills located in Brazil. As of December 31, 2015, the completion of the second phase of the Ivinhema mill resulted in a total installed cogeneration capacity of 232MW, of which 156MW are available for resale to third parties after supplying our mills’ energy requirements. The ability to generate electricity from the by-product of the sugarcane crushing process on a large enough scale to fully power a mill with excess electricity being available is referred to as having full cogeneration capacity. Our three mills are duly licensed by the Agência Nacional de Energia Elétrica (“ANEEL”) to generate and sell electricity. During the year ended December 31, 2015 , 2014 and 2013 we sold 607,192 MWh, 442,706 MWh and 354,040 MWh to the local electricity market, comprising 13%, 8%, 4% of our consolidated sales respectively.

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

As of December 2015, our total installed cogeneration capacity at our cluster and UMA mill was 216MW and 16MW respectively, of which 144MW and 12MW are available to sell to the market.

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

Nominal Storage Capacity	Cluster	UMA	Total
Ethanol (cubic meters)	160,000	27,000	187,000
Sugar (tons)	155,000	36,400	191,400

Marketing, Sales and Distribution

Sugar: We sell sugar both in the domestic and the international markets at prices that depend on our price parity calculation, which considers each market’s price and the associated costs. Prices for the sugar we sell in Brazil are set, using an index calculated by the Agriculture College of the University of São Paulo (Escola Superior de Agricultura Luiz de Queiroz, or “ESALQ”), with a premium in the state of Minas Gerais due to the use of our regional brand, “Monte Alegre,” the market leader in the southern part of that state. Prices for the sugar we export are set in accordance with international market prices. International prices for raw sugar are established in accordance with the NY11 futures contracts. Our largest six customers for sugar comprised approximately 90% of our sales in the period ended December 31, 2015.

Ethanol: Almost all of our ethanol sales are in the domestic Brazilian market given the increasing demand generated from the increase in flex-fuel vehicles in Brazil and better ethanol parity at the gas stations. Around 38% of our ethanol sales are made through formal agreements. The remaining volumes are sold through daily sale orders through specialized brokerage firms that act in the ethanol domestic market, whose role is to intermediate the sale of ethanol between the ethanol producers and the domestic ethanol distribution companies, the prices for these transactions are set using the ESALQ and the futures and commodity exchange of the BM&FBOVESPA indices for ethanol as a reference. Our largest eight customers by volume comprised approximately 67% of our sales in the period ended December 31, 2015.

Cogeneration: We also sell electricity co-generated at our sugar and ethanol mills to local electricity commercialization companies and directly to the spot market. Sales are made in the spot market with brokers, through government auctions, to distributors and through long-term contracts. Our largest four customers comprised 88% of our sales revenues in the period ended December 31, 2015.

The Brazilian energy agency, ANEEL, has organized yearly auctions for alternative energy and for renewable sources at favored rates. As a hedging strategy, we sell the electricity production of our mills through long-term contracts adjusted for inflation by reference to the National Index of Consumer Prices (“IPCA”).

In 2009, UMA entered into a 10-year agreement with CEMIG for the sale of approximately 46,200 MWh during the harvest periods each year (May to November of each year) at a rate of R$ 233.93 per megawatt hour in 2015. In 2009, Angélica sold energy in a public auction carried out by Camara de Comercialização de Energia Elétrica (“CCEE”), Angélica entered into a 15-year agreement with CCEE for the sale of 87,600 MWh per year at a rate of R$232.10 per MWh (price for year 2015). In August 2010, Angélica participated in a public auction, whereupon Angélica entered into a second 15-year agreement with CCEE starting in 2011, for the sale of 131,400 MWh per year at a rate of R$206.30 per MWh (price for year 2015). The delivery period for the first auction is May to December and for the second the delivery period starts in April and ends in November of each year. The rates under both agreements are adjusted annually for inflation by reference to the IPCA. In August 2013, Ivinhema sold 87,600 MWh in an auction carried out by CCEE at R$146.08 per MWh. This volume will start to be delivered in 2018 and its price is adjusted annually by IPCA.

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

Since our inception, we have successfully identified multiple opportunities for the acquisition of undeveloped or undermanaged farmland with high potential for transformation. During the fourteen-year period since our inception, we have effectively put into production over 169,317 hectares that were previously undeveloped or inefficiently managed and are undergoing the transformation process.

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

We are engaged in three different categories of the land transformation process, which are defined by the previous use of the land:

(i) Undeveloped land (savannahs and natural grasslands): This is the most drastic transformation phase since it demands both physical and chemical transformation of the soil. First, the land is mechanically cleared to remove native vegetation. The soil is then mechanically leveled for agricultural operations: in the case of land being transformed for rice production, this process involves heavy land movements and systematization required for irrigation and drainage channels, roads and bridges. In the case of land destined for sugarcane plantations, land movements will also be necessary for the construction of terraces to prevent the excess of water runoff. Certain soils must be chemically treated and corrected by incorporating nutrients such as limestone, gypsum and phosphorous, as is the case of the Brazilian ‘Cerrado’. Soil correction is not required in Argentina or Uruguay due to the natural fertility of the soil. Pesticides and fertilizers are then applied to the soil in preparation for planting. In the case of land destined for crop production (grains and oilseeds), soybean, which is sometimes referred to as a colonizing crop, is usually planted during the first years due to its resistance to pests, weeds and extreme weather and soil conditions. Thereafter, the land will enter into a crop rotation scheme to reduce the incidence of plague and disease and to balance soil nutrients. In the case of rice and sugar cane, which are produced in a monoculture system, there is no colonizing crop or rotation involved. Intensive plague and weed controls and additional soil correction will take place during these first three to five years. Land productivity or yields, measured in tons of soybean or other crops per hectare, will be initially low and will gradually increase year by year. During the first five to seven years, the yields will increase at high and sustained rates. After the seventh year we consider the land developed as yield volatility is reduced and growth is only achievable at marginal rates. Since our inception in 2002, we have put into production 67,892 hectares of undeveloped land into productive croppable land.

(ii) Undermanaged or underutilized farmland (cultivated pastures and poorly managed agriculture): This transformation process is lighter than the one described above since it does not require the initial mechanical clearing of vegetation or land leveling. Only in the case of land being prepared for rice production will leveling be required for efficient flood-irrigation. The transformation of cattle pastures or poor agriculture in the Brazilian ‘Cerrado’ will begin with soil correction and soil tillage in preparation for planting of the first soybean or sugarcane crop. The process will then continue as described in the case above. Land productivity or crop yields will grow at high rates during the first three to five years of the transformation process and will then commence to stabilize and grow at marginal rates, at which point we consider the land developed. Since our inception in 2002 we have put into production 101,425 hectares of undermanaged or underutilized farmland into croppable land.

(iii) Ongoing transformation of croppable land: The application of efficient and sustainable crop production technologies and best practices such as “no-till”, crop rotations, integrated pest and weed management and balanced fertilization, among others, incrementally increases soil quality and land productivity over time, maximizing return on invested capital and increasing the land value of our properties. Our entire farmland portfolio is constantly undergoing this phase of land transformation. During the 2014/2015 harvest year, we operated 127,428 hectares of own developed farmland which were enhanced by the use of best productive practices and technology.

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

Our land transformation segment seeks not only to profit from crop and rice cultivation, but also from the opportunistic disposition of successfully transformed farmland. We strategically sell farms that have reached productive maturity with marginal potential for further productivity increases (years three to seven after commencing the land transformation process) to realize and monetize the capital gains arising from the land transformation process. Land transformation proceeds are in turn reinvested in the purchase of strategic farmland with potential for transformation and appreciation. The rotation of our land portfolio allows us to allocate capital efficiently. Since 2006 we have had a solid track record of selling farmland and achieving profitable returns. During the last eight years, we have sold 20 farms, generating capital gains of approximately $210 million.

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

We believe we are one of the most active players in the land business in South America. Since our inception in 2002, we have executed transactions for the purchase and sale of land for over $680 million. Our business development team is responsible for analyzing, selecting, acquiring and selling land. The team has gained extensive expertise in evaluating and acquiring farmland throughout South America, and has a solid understanding of the productivity potential of each region and of the potential for land transformation and appreciation. Since 2002, the team has analyzed over 11 million hectares of farmland with a total value of approximately $16 billion. We have developed a methodology to analyze investment opportunities, taking into account price, transformation potential, productive model, financial projections, and investment requirements, among others. Our analysis also employs advanced information technology, including the use of satellite images, rain and temperature records, soil analyses, and topography and drainage maps. From time to time, we may leverage our favorable position in and knowledge of the land market to engage in opportunistic buying and selling transactions.

The following table sets forth our acquisitions and divestitures since our inception:

	Acquisition	Divestitures	Total Land Holdings
Year Ended December 31,	(In hectares)
2002	74,898	—	74,898
2003	—	—	74,898
2004	34,659	—	109,557
2005	22,262	—	131,819
2006	5,759	3,507	134,071
2007	113,197	8,714	239,274
2008	43,783	4,857	278,200
2009	—	5,005	273,195
2010	14,755	5,086	282,864
2011	12,992	2,439	293,417
2012	—	9,475	283,942
2013	—	14,176	269,838
2014	—	12,887	257,036
2015	—	10,905	246,139

Our Farms

Appraisal of Farms. In September 2015, in order to assess the market value of rural properties in Brazil, Argentina and Uruguay, we requested an appraisal by Cushman & Wakefield Argentina S.A., independent real estate valuation firm knowledgeable about the agriculture industry and the local real estate market. As part of these appraisals, the value of each of our properties was determined using the sales comparison approach taking into account current offerings and prices buyers had recently paid for comparable sites, adjusted for the differences between comparable properties and the subject property to arrive at an estimate of the value. The major elements of comparison used to value the properties included the property rights conveyed, the financial terms incorporated into the transaction, the conditions or motivations surrounding the sale, changes in market conditions since the sale, the location of the real estate and the physical characteristics of the property.

The above mentioned valuations assumed good and marketable title to subject properties, which were assumed to be free and clear of all liens and encumbrances. The valuation did not include site measurements and no surveys of the subject properties were undertaken. In addition, the valuations also assumed (a) responsible ownership and competent management of the subject properties; (b) there were no hidden or unapparent conditions of the subject properties, subsoil or structures that render the subject properties more or less valuable; (c) full compliance with all applicable federal, state and local zoning and environmental regulations and laws and (d) all required licenses, certificates of occupancy and other governmental consents were or can be obtained and renewed for any use on which the value opinion contained in the appraisals is based. Unless otherwise stated in the appraisals, the existence of potentially hazardous or toxic materials that may have been used in the construction or maintenance of the improvements or may be located at or about the subject properties was not considered in arriving at the appraisal of value. These materials (such as formaldehyde foam insulation, asbestos insulation and other potentially hazardous materials) may adversely affect the value of the subject properties.

Cushman & Wakefield has informed us their assessment of the market value of our farmland as of September 30, 2015. According to Cushman & Wakefield, the market value of our farmland totaled $935.4 million, out of which $809.4 million correspond to the market value of our farmland in Argentina and Uruguay, and the remaining $126.0 million correspond to the market value of our farmland in Brazil. Net of minority interests in certain Argentine farms, the market value of our farmland totaled $719.5 million. These valuations are only intended to provide an indicative approximation of the market value of our farmland property as of September 30, 2015 based on then current market conditions. This information is subject to change based on a host of variables and market conditions.

Farm	State, Country	Gross Size (Hectares)	Current Use
El Meridiano	Buenos Aires, Argentina	6,302	Grains
Las Horquetas	Buenos Aires, Argentina	2,086	Grains & Cattle
San Carlos	Buenos Aires, Argentina	4,215	Grains
Huelen	La Pampa, Argentina	4,633	Grains
La Carolina(2)	Santa Fe, Argentina	4,306	Grains & Cattle
El Orden(2)	Santa Fe, Argentina	3,506	Grains & Cattle
La Rosa	Santa Fe, Argentina	4,087	Grains & Cattle
San Joaquín	Santa Fe, Argentina	37,273	Rice, Grains & Cattle
Carmen	Santa Fe, Argentina	10,021	Grains
Abolengo	Santa Fe, Argentina	7,473	Grains
Santa Lucia	Santiago del Estero, Argentina	17,495	Grains & Cattle
El Colorado	Santiago del Estero, Argentina	4,960	Grains
La Guarida (1)	Santiago del Estero, Argentina	7,880	Grains & Cattle
La Garrucha (1)	Salta, Argentina	1,839	Grains
Los Guayacanes (1)	Salta, Argentina	3,693	Grains
Ombú	Formosa, Argentina	18,321	Grains & Cattle
Oscuro	Corrientes, Argentina	33,429	Rice, Grains & Cattle
Itá Caabó	Corrientes, Argentina	22,888	Rice, Grains & Cattle
Alto Alegre	Tocantins, Brazil	6,082	Grains & Cotton
Conquista	Tocantins, Brazil	4,415	Grains & Cotton
Rio de Janeiro	Bahia, Brazil	10,012	Grains & Cotton
Bela Manhã	Mato Grosso do Sul, Brazil	381	Sugarcane
Ouro Verde	Mato Grosso do Sul, Brazil	679	Sugarcane
Don Fabrício	Mato Grosso do Sul, Brazil	3,302	Sugarcane
Takuarê	Mato Grosso do Sul, Brazil	489	Sugarcane
Agua Branca	Mato Grosso do Sul, Brazil	1,614	Sugarcane
Nossa Senhora Aparecida	Mato Grosso do Sul, Brazil	540	Sugarcane
Sapálio	Mato Grosso do Sul, Brazil	6,140	Sugarcane
Carmen (Agua Santa)	Mato Grosso do Sul, Brazil	146	Sugarcane
La Pecuaria	Duranzo, Uruguay	3,177	Grains
Doña Marina	Corrientes, Argentina	14,755	Rice
Total		246,139

(1)	On June 2014, we completed the sale of a 49.0% interest in Global Anceo S.L.U and Global Hisingen S.L.U, two Spanish subsidiaries that owned La Guarida, La Garrucha and Los Guayacanes farms.
(2)	On December 2015, we completed the sale of a 49% interest in Global Acamante S.L.U, Global Calidon S.L.U, Global Carelio S.L.U, and Global Mirabilis S.L.U, whose main underlying assets are El Orden and La Carolina.

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

Property, Plant and Equipment

In addition to our farmland, we also own the following principal industrial facilities:

Facility	Province, Country	Relevant Operational Data	Current Use
“Christophersen”	Santa Fe, Argentina	18,700 tons of storage capacity. 2,400 tons per day of drying Capacity	Seedbed and stockpiling plant (1)

“Semillero Itá Caabó”	Corrientes, Argentina		Rice genetic improvement program

“Molino Ala — Mercedes”	Corrientes, Argentina	Installed capacity of 4,682 tons of white rice monthly, and husk rice drying capacity of 2,400 tons per day	Rice processing and drying plant

“Molino Ala — San Salvador”	Entre Ríos, Argentina	Installed capacity of 5,208 tons of white rice monthly, and husk rice drying capacity of 1,100 tons per day	Rice processing and drying plant

Molino Franck	Santa Fe, Argentina	Processing capacity of 5,617 tons of white rice monthly, and husk rice drying capacity of 1,600 tons per day	Rice processing and drying plant

“Angélica Agroenergía”	Mato Grosso do Sul, Brazil	Installed milling capacity of 4.7 million tons of sugarcane annually, 326,000 tons of VHP sugar and over 220,000 cubic meters of ethanol, and over 260,000 MWh	Sugar and ethanol mill producing hydrated ethanol, anhydrous ethanol and VHP sugar. Sells energy to local network

“Ivinhema Agroenergía”	Mato Grosso do Sul, Brazil	Installed milling capacity of 5.3 million tons of sugarcane annually, 330,000 tons of VHP sugar, 330,000 cubic meters of ethanol, and over 370,000 MWh	Sugar and ethanol mill producing hydrated ethanol and VHP sugar. Sells energy to local network
“Usina Monte Alegre”	Minas Gerais, Brazil	Present milling capacity of 1.2 million tons of sugarcane annually, 100,000 tons of VHP and white sugar and over 40,000 cubic meters of ethanol and 54,000 MWh	Sugar mill producing VHP and white sugar and hydrated ethanol. Sells energy to local network

(1)	Classification of wheat and soybean seeds.

For additional information regarding our property, plant and equipment, see Note 6 of the consolidated financial statements.

Customers

We sell manufactured and agricultural products to a large base of customers. The type and class of customers may differ depending on our business segments. For the year ended December 31, 2015 more than 50% of our sales of crops were sold to 13 well-known customers (both multinational or local) with good credit history. Of these customers, our biggest three customers represented almost 22% of our sales and the remaining ten represented approximately 28% of our net sales in the course of that year.

In the Sugar, Ethanol and Energy segment, sales of ethanol were concentrated in 8 customers, which represented 67% of total sales of ethanol for the year ended December 31, 2015. Approximately 90% of our sales of sugar were concentrated in 6 well-known traders for the year ended December 31, 2015. The remaining 19%, which mainly relates to “crystal sugar”, were dispersed among several customers. In 2015, energy sales are 88% concentrated in 4 major customers.

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

2014/2015 Harvest Year	Brazil
Number of Mills	389
Sugarcane crushed (million tons)	641.2
Ethanol Production (million cubic meters)	27.4
Sugar Production (million tons)	36.5

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

Supplies and Suppliers

Our principal supplies for our farming business are seeds, fertilizers, pesticides and fuel, which represented 10%, 9%, 15% and 12%, respectively, of our total direct expenditures (including leasing cost) for supplies and services and were collectively 46% of our total expenditure for supplies in the farming business for 2015. Further, these supplies represented 40% of our total production cost for 2015. As we use direct sowing in 99% of our planted area, without requiring soil preparation, fuel represents only 10% of the total cost of production for 2015.

Our principal supplies for our sugar, ethanol and energy business are diesel, lubricants and fertilizers, which collectively represented 18% of our total expenditures incurred in the sugar, ethanol and energy business for 2015. Further, these supplies represented 11% of our total production cost for 2015. We have an extensive network of suppliers for each of our business segments and for each required input within each segment, resulting in lower reliance on any particular supplier. Our ten largest suppliers account for 31% of our total expenditures for supplies in 2015. While we value the relationships we have developed with each of our suppliers given the quality we have come to expect, we do not consider any single supplier to be key to our production.

We have been able to obtain lower prices particularly due to the volume that derives from our large-scale operations.

Seasonality

Our business activities are inherently seasonal. We generally harvest and sell our grains (corn, soybean, rice and sunflower) between February and August, with the exception of wheat, which is harvested from December to January. Cotton is a unique in that while it is typically harvested from June to August, it requires processing which takes about two to three months to complete. Sales in our dairy business segment tend to be more stable. However, milk production is generally higher during the fourth quarter, when the weather is more suitable for production. The sugarcane harvesting period typically begins in March/April and ends in November/December. This creates fluctuations in our sugar and ethanol inventory, usually peaking in December to cover sales between crop harvests (i.e., January through April). As a result of the above factors, there may be significant variations in our financial results from one quarter to another. In addition our quarterly results may vary as a result of the effects of fluctuations in commodities prices, production yields and costs on the determination of changes in fair value of biological assets and agricultural produce. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies and Estimates—Biological Assets and Agricultural Produce.”

Sustainability

Our production model is based on sustainability standards that seek to produce food and renewable energy on a long-term basis by preserving the natural resources involved in the production process. The sustainable approach to farming requires taking into account economic, social and environmental factors adapted to local circumstances. Natural resources are the main foundation of our activities, with land being the most relevant natural resource in our operations. We have developed a sustainable land use strategy that considers factors beyond the requirements of local law and regulations. There are ecosystems that we do not consider appropriate for the use of agricultural development, such as heavy forests and key wetlands, and there are others that we evaluate using (savannahs, natural grasses, bush land, lowlands) only after carrying out an environmental impact assessment. In addition to such evaluations, we analyze the agricultural potential of the land in respect of the soil, the climate, crop productivity and available technology, among other factors. We then consolidate our analysis into a land transformation plan, which includes the best land use option and implements best practices such as the “no-till” technology, crop rotations, integrated pest and weed management, balanced fertilization, responsible pesticide usage and water management. All these best practices aim to increase resource efficiency and to decrease the risk of contamination and waste production and are consolidated into an environmental management plan, which includes biodiversity management when applicable. We aim to properly implement our sustainable production model to enhance land productivity and therefore increase land value.

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

The contractor model in the Argentine humid pampas region has existed for over fifty years and has developed into a highly competitive market. Contractors have gained extensive expertise and skill in the management of agricultural machinery and have access to modern advanced technology. We seek to develop win-win relationships with our contractors by considering them as partners in our production and providing constant technical training and support through our GTA (as defined below) activities. We strive to have a number of contractors associated with each farm to generate competition and allow benchmarking to enhance operational efficiency and ensure high-quality service.

In regions where this model is not fully developed, we use a mixed system where we hire the most experienced contractors in the region and we also operate our own machinery. We promote the development of new contractors by providing training and selling them our used machinery. We also promote the movement of selected contractors from developed regions into new marginal regions by offering them an opportunity to grow their businesses. In other regions where there is no established contractor system or there is specific farmwork (rice land leveling for instance), we own 100% of the machinery. In our Sugar, Ethanol and Energy business, we own or lease and operate all the agricultural equipment and machinery needed for sugarcane planting and harvesting operations. Our main goal is to achieve high-quality farmworks, both when selecting any contractor or when using our own machinery. In Brazil we partially employ the contractor model only for specific tasks such as grain harvesting, land leveling, and aerial spraying among others.

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

Technology and Best Practices

We have consistently used innovative production techniques to ensure that we are at the forefront of technological improvements and standards in our industry. For example, we use the “no-till” technology and “crop rotation” to improve our crop yields. We also practice the use of “second harvests” or double cropping where conditions permit, allowing us to plant and harvest a second crop from the same farmland in the same harvest year. Our crop production model is based on balanced fertilization, integrated pest and weed management and crop intensification. We use the innovative silo bag storage method in our rice and crop businesses allowing us to time the entry of our rice production into the market at optimal price points. Additionally, we believe we were the first company in South America to implement the innovative “free-stall” infrastructure in dairy operations resulting in increased raw milk production compared to our peers. The free-stall method is a model that provides for better control over production variables by confining dairy cows into large barns. Those barns are equipped with state-of-the-art technology to enhance cow-comfort conditions, such as sand beds, water-spray cooling system and fans. In addition, installations are equipped with indoor corrals and a mechanical advanced milking system on a rotary platform, allowing us to utilize production efficiencies and thereby increase milk production volumes while maximizing our land use and resulting in significantly higher conversion rates of animal feed into milk.

Our sugarcane harvesting is 98% mechanized, which has significantly improved operating efficiency, therefore reducing operating costs. We have modern facilities in the sugar and ethanol business including advanced sugar and ethanol mills with high-pressure boilers and that achieve one of the highest ratios of energy produced per ton of cane milled, according to the Cane Technology Center Benchmark program. Our Angélica sugar plant was the first continuously operative facility in Brazil, requiring no production stoppages between sugar batches.

No-Till

“No-till” is the cornerstone of our crop production technology and the key to maintaining and even increasing the value and productivity of our land assets. “No-till” — often called zero tillage or direct sowing — is a technology developed more than 30 years ago to grow crops from year to year without disturbing the soil through tillage, and arose as an opposition to conventional tillage.

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

Integrated Pest Management (IPM)

Integrated pest management (“IPM”) involves a deep analysis of agronomical, economical and environmental aspects with the goal of determining the most efficient way to control the pests. It simultaneously achieves three main goals: (i) enhancing crop productivity, (ii) reducing use of pesticides and (iii) decreasing the risk of agrochemical contamination. The first stage of IPM is to train the people who will be involved in pesticide usage. The pesticide to be applied is selected considering local regulations (only locally approved pesticides are used) and the minimum resulting environmental risks due to its chemical classification. Additionally, when selecting biotechnologically developed crops, we evaluate the potential reduction of pesticide uses that may be achieved. The doses of pesticides are defined by vendor recommendations and adjusted through agronomical expertise (specific to a crop and a pest). The timing of pesticide application is based on economic threshold that takes into account the crop situation (growing stage, climate conditions), the potential damage of the pest (type, population, growing stage), the presence of “beneficial” pests, and finally, the price relationship between grains and pesticides. We also use biological pest controls by breeding and releasing natural enemies of the relevant pest, as is the case with the borer plague in sugarcane. The relevance of the pest is measured by implementing specific scouting methodologies, which are adapted to large-scale farming. Scouting is carried out by trained employees who supervise all the fields on a weekly basis. The pesticide doses are applied by high-tech machinery, the majority of which is outsourced. IPM machinery is accurately calibrated to increase its application efficiency and to reduce any potential contamination risk. Climate conditions are taken into account, as well, in determining the optimal timing for spraying, to avoid drifting, evaporation and leakage risks.

Balanced Fertilization

Balanced fertilization consists of determining an optimum use of fertilizers at the proper grades and in the proper amounts to supply the correct ratio of nutrients and to ensure that the soil will sustain high crop yields over time, consequently decreasing contamination risks. At the beginning of each crop season, we perform extensive soil studies in each of our farms to monitor the amount of organic matter, nitrogen, phosphorus and potassium levels in each field. Based on this analysis and considering the potential yield for each field, the crop rotation, and relative prices between fertilizers and agricultural products, we determine the optimum amount of fertilizer to be applied in order to maximize the economic response of the crop.

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

We are also evaluating bio-gas production from manure in our free-stall dairy operation in Argentina as another emissions reduction program. In that regard, we received a grant from Sustainable Energy and Climate Change Initiative from Inter-American Development Bank (SECCI) in order to carry out a pre-feasibility assessment. This project is currently under assessment and it plans to consider the potential of capturing methane gas from adequately managed manure of dairy cows, which could be used to co-generate electricity. This emission reduction could also generate extra income from carbon credits under the voluntary programs. At UMA, we have implemented a pilot plant that produces biogas from vinasse, developed in partnership with Efficiencia, a subsidiary of Companhia Energética de Minas Gerais (“CEMIG”). The technology developed during this project will allow us to generate additional energy from vinasse while maintaining the fertilizer recycling potential of UMA. We are currently evaluating alternatives to replicate this pilot project in our Cluster in Mato Grosso do Sul (Brazil).

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

Education

Our sugarcane and rice operations have a very important economic impact in the communities where we are located, and we have developed a Social Action Program in the various municipalities. In 2005, we started a partnership with Cimientos in Corrientes and Santa Fe in Argentina, through which we have awarded 20 educational programs in 103 urban and rural schools located close to our rice operations this programs benefit to 16,200 students. Cimientos is a non-profit organization that promotes equal educational opportunities for children and youth from low income families in Argentina.

Additionally, we have partnered with Fundação Bradesco in Mato Grosso do Sul, Brazil, working with the local municipalities of Angélica and Ivinhema to re-train teachers at their schools, aiming to improve the performance of public schools to a level of regional excellence. We also have partnerships to encourage the habit of reading through the training of teachers of municipal schools as storytellers and investment in libraries.

Nutrition

In Argentina, we work in partnership with Conin Foundation, which fights malnourishment in children, focusing its actions in three main aspects: education, assistance and research. In 2015, we donated nearly 8 tons of powdered milk and 1 ton of processed rice. We also work in partnership with the Argentine Food Bank Network, to whom we are currently donating approximately 18 tons of processed rice. This network operates in 17 cities and is a nonprofit distribution enterprise that serves the community by acquiring donated food and making it available to people who are hungry through a network of community agencies. These agencies include school feeding programs, food pantries, soup kitchens, hospices, substance abuse clinics, after-school programs and other nonprofit organizations. Additionally, we have been contributing food to Solidagro, an alliance between rural corporate institutions and civic organizations that seek to solve famine and malnutrition problems, since 2007. We are also collaborating with selected soup kitchen initiatives such as Caritas Christophersen, San Gregorio Foundation and Mercedes City Soup Kitchen. In Brazil, we support several local schools, kindergartens, homes for the elderly and APAEs (local associations to support seriously deficient in the community) with financial investment and training to improve social management . Because of these initiatives, the Monte Alegre unit was certified by ABRINQ Foundation as Child Friendly Company.

Internship Program

The purpose of our internship program is to promote the development of highly qualified professionals for the community by providing first-time work experience, good quality training and access to highly technology-oriented operations. We seek to facilitate interns’ future access to the job market while detecting potential key employees. The interns actively participate in the TAG training program which includes monthly technical meetings, external training and farm tours. In order to accomplish these goals we promote institutional relationships with local and international universities and high schools. Over 290 interns have participated in our program during the last 14 years, of which 74 were subsequently incorporated into our teams.

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

Brazil

Sugar Sale Agreement

On January 13, 2015, Adecoagro Vale do Ivinhema S.A. entered into a Sugar Sales Agreement with Louis Dreyfus Commodities Suisse S.A where Adecoagro Vale do Ivinhema S.A. a supplied 100,000 metric tons of Brazilian VHP (very high polarization) during 2015/2016 harvest year. This amount of sugar was delivered from May to December 2015 in Paranaguá port. The price was fixed in reference to the NY#11 futures contract price against specifics month.

On September 5, 2014, Adecoagro Vale do Ivinhema S.A. entered into a Sugar Sales Agreement with Alvean Sugar S.L. (vía Agroglobal S.A.), where Adecoagro Vale do Ivinhema S.A. supplied 70,000 metric tons of Brazilian VHP (very high polarization) during 2015/2016 harvest year. This amount of sugar was delivered from May to November 2015 in Paranaguá port. The price was fixed in reference to the NY#11 futures contract price against specifics month.

On October 21, 2014, Adecoagro Vale do Ivinhema S.A. entered into a Sugar Sales Agreement with Bunge Agritrade S/A (vía Agroglobal S.A.), where Adecoagro Vale do Ivinhema S.A. supplied 101,500 metric tons of Brazilian VHP (very high polarization) during 2015/2016 harvest year. This amount of sugar was delivered from June to December 2015 in Paranaguá port. The price was fixed in reference to the NY#11 futures contract price against specifics month.

Electric Energy Agreements

In the beginning of 2009, UMA entered into a 10-year agreement for the sale of energy to CEMIG, under which UMA sells to CEMIG 9 MW of energy, approximately 46,215 MWh during the harvest period (May to November of each year) at a rate of R$166.69 per megawatt hour. As this price is adjusted annually according to inflation rate and tariff discounts, in 2014 the energy price hit R$233,93/MWh. During 2014, UMA had received R$10.8 million under this agreement.

Adecoagro Vale do Ivinhema S.A. entered into an agreement for the sale of energy to CCEE. This agreement is a result of a public auction promoted by the Brazilian federal government in August 2008, carries a term of 15 years, and involves Adecoagro Vale do Ivinhema S.A. supplying CCEE with 87,600 MWh annually during the harvest periods each year (April to December), at a rate of R$157.15/MWh. This price is adjusted annually according to inflation, in 2015 the price was R$232,10/MWh which sets an annual fixed revenues for Angélica of R$20.3 million.

In August 2010, Adecoagro Vale do Ivinhema S.A. participated in a public auction promoted by the Brazilian federal government. As a result of this auction, Adecoagro Vale do Ivinhema S.A. entered into second 15-year agreement with CCEE starting in 2011, for the sale of 131,400 MWh per year at a rate of R$154.25/MWh, in 2015 the price was of R$206,30 per megawatt hour as the price is adjusted annually. The delivery period starts in March and ends in November of each year. In 2015 Adecoagro Vale do Ivinhema S.A. received R$24.9 million of this contract.

Intellectual Property

As of December 31, 2015, our corporate group owned 23 trademarks registered with the Argentine National Intellectual Property Institute and had 6 trademarks in the process of registration. Also, Adeco Brasil and UMA owned 16 trademarks registered with the Brazilian National Industrial Property Institute (“INPI”), and had submitted 10 trademark registration requests, all of which are currently being challenged by third parties or were initially denied by INPI. In addition, Adeco Agropecuaria Brasil S.A. had submitted one trademark registration request.

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

We are currently either in compliance with or are in the process of applying for permits that would put us in compliance with all applicable environmental laws and material environmental licenses and permits. Specifically, the operational license of UMA is currently being renewed. In December 2008 we requested operational licenses for our Palmeira farm in Brazil, which as of December 31, 2015 are still pending. On June 10, 2014, we applied for the renewal of the operational license for the Angélica mill to mill up to 4 million tons of sugarcane per year. On April 24, 2015, we obtained a installation license (licença de instalação) for the Ivinhema mill, to mill up to 5 million tons of sugarcane per year. On July 23, 2015, we obtained the operational license (licença de operação) from IMASUL authorizing us to mill up to 5 million tons of sugarcane per year. In addition to the installation and operational license, the Ivinhema mill must obtain other permits including licenses for water capture and use of controlled products, among others. Failure to obtain the necessary environmental licenses may prevent us from operating the Ivinhema mill or may subject us to sanctions.

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

Corporate Structure

As of April 2, 2015, we held approximately 100% of the interests in Adecoagro LP S.C.S., a société en commandite simple organized under Luxemburg law with a de minimis remaining interest owned by Adecoagro GP S.à r.l, a société à responsibilitié limitée organized under Luxemburg law and our substantially wholly-owned subsidiary. Adecoagro LP S.C.S., is a holding company with operating subsidiaries owning farmland and facilities throughout Argentina, Brazil and Uruguay. We are a corporation organized under the laws of the Grand Duchy of Luxembourg under the form of a société anonyme. For a diagram of our Organizational structure as of April 2, 2015, please see “Item 4. Information on the Company – A. History and Development of the Company – History.”

As of December 31, 2015, our principal shareholders were Al Gharrafa Investment Company, Stichting Pensioenfonds Zorg en Welzijn, Soros Fund Management LLC and affiliates, Jennison Associates and Brandes Investment Partners, LP. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

D.	PROPERTY, PLANTS AND EQUIPMENT

See “—B. Business Overview—Land Transformation—Our Farms”; “—Property, Plant and Equipment.”

Item 4B.       Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

Overview

We are engaged in agricultural, manufacturing and land transformation activities. Our agricultural activities consist of harvesting certain agricultural products, including crops (soybeans, corn, wheat, etc.), rough rice, and sugarcane, for sale to third parties and for internal use as inputs in our various manufacturing processes, and producing raw milk. Our manufacturing activities consist of (i) selling manufactured products, including processed rice, sugar, ethanol and energy, among others, and (ii) providing services, such as grain warehousing and conditioning and handling and drying services, among others. Our land transformation activities consist of the acquisition of farmlands or businesses with underdeveloped or underutilized agricultural land and implementing production technology and agricultural best practices to enhance yields and increase the value of the land. Please see also "Risk Factors-Risks Related to Argentina- Argentine law concerning foreign ownership of rural properties may adversely affect our results of operations and future investments in rural properties in Argentina" and "Risk Factors-Risks Related to Brazil- Recent changes in Brazilian rules concerning foreign investment in rural properties may adversely affect our investments."

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

We structure the revenue and cost section of our statement of income to separate our "Gross Profit from Manufacturing Activities" from our "Gross Profit from Agricultural Activities" as further described below:

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

Agricultural Activities

Our agricultural activities involve the management of the biological transformation of biological assets into agricultural produce for sale to third parties, or into agricultural products that we use in our manufacturing activities. We measure our biological assets and agricultural produce in accordance with lAS 41 "Agriculture." lAS 41 requires biological assets to be measured on initial recognition and at each balance sheet date at their fair value less cost to sell, with changes in fair value recognized in the statement of income as they occur. As market prices are generally not available for biological assets while they are growing, we use the present value of expected net cash flows as a valuation technique to determine fair value, as further discussed below in "-Critical Accounting Policies and Estimates." ln addition, agricultural produce at the point of harvest is measured at fair value less cost to sell, which is generally determined by reference to the quoted market price in the relevant market. Consequently, the gains and losses arising on initial recognition and changes in fair value of our biological assets and the initial recognition of our agricultural produce at the point of harvest are accounted for in the statement of income in the line item "lnitial recognition and changes in fair value of biological assets and agricultural produce."

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

We consider gains and losses recorded in the line items of the statement of income "lnitial recognition and changes in fair value of biological assets and agricultural produce" and "Changes in net realizable value of agricultural produce after harvest" to be realized only when the related produce or manufactured product is sold to third parties and, therefore, converted into cash or other financial assets. Therefore, "realized" gains or losses mean that the related produce or product has been sold and the proceeds are included in revenues for the year. Please see “ –Critical Accounting Policies and Estimates – Biological Assets and Agricultural Produce” for a discussion of the accounting treatment, financial statement, presentation and disclosure related to our agricultural activities.

Land Transformation

The Land Transformation segment includes two types of operations. The first relates to the acquisition of farmlands or businesses with underdeveloped or underutilized agricultural land (land which we have identified as capable of being transformed into more productive farmland by enhancing yields and increasing its future value). When we acquire a farmland business for an acquisition price below its estimated fair value, we recognize an immediate gain (a "purchase bargain gain"). The land acquired is recognized at its fair value at the acquisition date and is subsequently carried at cost under the cost model in IAS 16.

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

1.           OPERATING RESULTS

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

The following table sets forth our average crop, rice and sugarcane yields for the periods indicated:

	2014/2015	2013/2014	2012/2013	% Change
	Harvest Year (1)	Harvest Year (1)	Harvest Year (1)	2014/2015 - 2013/2014	2013/2014 - 2012/2013
Corn (2)	5.7	5.9	5.3	(3.7%)	11.5%
Soybean	3.2	2.7	2.2	18.9%	22.8%
Soybean (second harvest)	2.5	1.7	1.3	45.1%	32.3%
Cotton lint	0.7	1.1	0.8	(35.3%)	43.1%
Wheat (3)	2.3	2.6	1.8	(11.8%)	41.6%
Rice	5.1	5.9	5.7	(14.2%)	3.4%
Sugarcane (4)	93.0	80.8	71.2	15.1%	13.4%

(1) This column reflects the full harvest season.

(2) Includes sorghum and peanut.

(3) Includes barley.

(4) Does not consider harvested area for planting activities.

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

(iii) Effects of Fluctuations in Commodities Prices

Commodity prices have historically experienced substantial fluctuations. For example, based on Chicago Board of Trade (“CBOT”) data, from January 1, 2015 to December 31, 2015, soybean prices decreased 14.7% and corn prices decreased by 8.2%. Also, between January 1, 2015 and December 31, 2015, ethanol prices increased by 33.1% in Brazilean Reais, according to ESALQ data, while in dollar terms, decreased 10.7% due to the depreciation of the currency; sugar prices increased by 2.1%, according to Intercontinental Exchange of New York (“ICE-NY”) data. Commodity price fluctuations impact our statement of income as follows:

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

The financial results in respect of all of our products are presented on a fiscal year basis. See ̶ “Year ended December 31, 2015 as compared to year ended December 31, 2014”. ̶

(v) Effects of Fluctuations of the Production Area

Our results of operations also depend on the size of the production area. The size of our own and leased area devoted to crop, rice, coffee and sugarcane production fluctuates from period to period in connection with the purchase and development of new farmland, the sale of developed farmland, the lease of new farmland and the termination of existing farmland lease agreements. Lease agreements are usually settled following the harvest season, from July to June in crops and rice, and from May to April in sugarcane. The length of the lease agreements are usually one year for crops, one to five years for rice and five to six years for sugarcane. Regarding crops, the production area can be planted and harvested one or two times per year. As an example, wheat can be planted in July and harvested in December. Right after its harvest, soybean can be planted in the same area and harvested in April. As a result, planted and harvested area can exceed the production area during one year. The production area for sugarcane can exceed the harvested area in one year. Grown sugarcane can be left in the fields and then harvested the following year. The following table sets forth the production area for the periods indicated:

	Period ended December 31,
	2015	2014	2013
	Hectares
Crops (1)	141,550	148,899	153,327
Rice	37,565	35,328	36,604
Sugar, Ethanol and Energy	129,299	124,412	99,409

(1) Does not include second crop and forage area.

The decrease in the crop production area in 2015 compared to 2014 was mainly driven by the sale in November 2015 of La Cañada farm (3,399 hectares) and the transformation of owned land that was put under rice production.

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

(viii) Effects of Export Taxes on Our Products

Following the economic and financial crisis experienced by Argentina in 2002, the Argentine government increased export taxes on agricultural products, mainly on soybean and its derivatives, wheat, rice and corn. Soybean was subject to an export tax of 35.0%, wheat was subject to an export tax of 23.0%, rough rice was subject to an export tax of 10.0%, processed rice was subject to an export tax of 5.0%, corn was subject to an export tax of 20.0% and sunflower was subject to an export tax of 32.0%. Since December 2015, all of the export taxes mentioned above have been removed, except for soybean, for which the export tax has been reduced to 30.0%.

As local prices are determined taking into consideration the export parity reference, any increase or decrease in export taxes would affect our financial results.

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

As of December 31, 2015, the Peso-U.S. dollar exchange rate was Ps.13.04 per U.S. dollar as compared to Ps.8.55 and Ps.6.52 per U.S. dollar as of December 31, 2014 and 2013, respectively. As of December 31, 2015, the Real-U.S. dollar exchange rate was R$3.90 per U.S. dollar as compared to R$2.66 and R$2.34 per U.S. dollar as of December 31, 2014 and 2013, respectively.

The following graph shows the Real-U.S. dollar rate of exchange for the periods indicated:

Argentinean Peso/ U.S. Dollar	Brazilian Reais/ U.S. Dollar

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

(xi) Land Transformation

Our business model includes the transformation of pasture and unproductive land into land suitable for growing various crops and the transformation of inefficient farms into farms suitable for more efficient uses through the implementation of advanced and sustainable agricultural practices, such as "no-till" technology and crop rotation. During approximately the first three to five years of the land transformation process of any given parcel, we must invest heavily in transforming the land, and, accordingly, crop yields during such period tend to be lower than crop yields once the land is completely transformed. After the transformation process has been completed, the land requires less investment, and crop yields gradually increase. As a result, there may be variations in our results from one season to the next according to the amount of land in the process of transformation.

Our business model also includes the identification, acquisition, development and selective disposition of farmlands or other rural properties that after implementing agricultural best practices and increasing crop yields we believe have the potential to appreciate in terms of their market value. As a part of this strategy, we purchase and sell farms and other rural properties from time to time. Please see also "Risk Factors ̶ Risks Related to Argentina-Argentine law concerning foreign ownership of rural properties may adversely affect our results of operations and future investments in rural properties in Argentina" and "Risk Factors ̶ Risks Related to Brazil- Recent changes in Brazilian rules concerning foreign investment in rural properties may adversely affect our investments." included in “Item 3. Risk Factors”.

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

(xii) Capital Expenditures and Other Investments

Our capital expenditures during the last three years consisted mainly of expenses related to (i) acquiring land, (ii) transforming and increasing the productivity of our land, (iii) planting non-current biological asset, such as, sugarcane and coffee and (iv) expanding and upgrading our production facilities. Our capital expenditures incurred in connection with such activities were $$226.6 million for the year ended December 2013, $320.8 million for the year ended December 2014 and $147.8 million for the year ended December 2015. See also " ̶ Capital Expenditure Commitments."

(xiii) Effects of Corporate Taxes on Our Income

We are subject to a variety of taxes on our results of operations. The following table shows the income tax rates in effect for 2015 in each of the countries in which we operate:

Tax Rate (%)
Argentina	35
Brazil(1)	34
Uruguay	25

(1)	Including the Social Contribution on Net Profit (CSLL).

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

The Company's critical accounting policies and estimates are consistent with those described in Note 4 to our audited consolidated annual financial statements for the year ended December 31, 2015. We would like to highlight the most significant accounting policy.

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

Market prices used in the DCF model are determined by reference to observable data in the relevant market (e.g., for crops, sugar and coffee). Harvesting costs and other costs are estimated based on historical and statistical data. Yields are estimated by our agronomic engineers based on several factors, including the location of the farmland, soil type, environmental conditions, infrastructure and other restrictions and growth at the time of measurement. Yields are subject to a high degree of uncertainty and may be affected by several factors out of our control, including but not limited to extreme or unusual weather conditions, plagues and other diseases. Discount rates reflect current market assessments of the assets involved and the time value of money.

As of December 31, 2015, the impact of a reasonable 5% increase (decrease) in estimated yields, with all other variables held constant, would result in an increase (decrease) in the fair value of the our plantations less cost to sell of $25.6 million (2014: $29.9 million) for sugarcane and $1.3 million (2014: $1.4 million) for coffee. As of December 31, 2015, the impact of a reasonable 20% increase (decrease) in estimated yields, with all other variables held constant, would result in an increase (decrease) in the fair value of our plantations less cost to sell of $2.73 million (2014: $3.1 million) for crops and $6.9 million (2014: $6.3 million) for rice.

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

The valuation models and their assumptions are reviewed annually, or quarterly if warranted, and, if necessary, adjusted. During the years ended December 31, 2013, December 31, 2014 and December 31, 2015, we made no changes to the models.

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

In June 2014, the IASB amended IAS 16 Property, Plant and Equipment and IAS 41 Agriculture. These amendments define a bearer plant and include bearer plants within the scope of IAS 16. Previously bearer plants were not defined, and bearer plants related to agricultural activity were included within the scope of IAS 41. The amendments are required to be applied for annual periods beginning on or after January 1, 2016, with earlier application permitted. The amendments to IAS 16 and IAS 41 impact accounting for our sugarcane operations and to a lesser extent our coffee plantations, which have been leased or disposed. As a result, we will reclassify our sugarcane and coffee plantations to property, plant and equipment, and measure at amortized cost and depreciate over their useful life, effective January 1, 2016 and we will restate the comparative figures accordingly. The produce derived from the sugarcane and coffee plantations are still deemed to be biological assets for purposes of IAS 41 and will continue to be measured at fair value less cost to sell. We will adopt the transitional rule in the amendment which allows companies to apply the fair value of bearer plants as their deemed cost at the beginning of the earliest period presented. Please see in note 2.1 (b) to our Consolidated Financial Statements as of and for the year ended December 31, 2015.

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

The Company operates in three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation.

•	The Company’s ‘Farming’ business is comprised of four reportable segments:

•	The Company’s ‘Crops’ segment consists of planting, harvesting and sale of grains, oilseeds and fibers (including wheat, corn, soybeans, cotton and sunflowers, among others), and to a lesser extent the provision of grain warehousing/conditioning and handling and drying services to third parties. Each underlying crop in this segment does not represent a separate operating segment. Management seeks to maximize the use of the land through the cultivation of one or more type of crops. Types and surface amount of crops cultivated may vary from harvest year to harvest year depending on several factors, some of them out of the Group´s control. Management is focused on the long-term performance of the productive land, and to that extent, the performance is assessed considering the aggregated combination, if any, of crops planted in the land. A single manager is responsible for the management of operating activity of all crops rather than for each individual crop.

•	The Company’s ‘Rice’ segment consists of planting, harvesting, processing and marketing of rice;

•	The Company’s ‘Dairy’ segment consists of the production and sale of raw milk´and other dairy products,

•	The Company’s ‘All Other Segments’ segment consists of the aggregation of the remaining non-reportable operating segments, which do not meet the quantitative thresholds for disclosure and for which the Group's management does not consider them to be of continuing significance, namely, Coffee and Cattle.

•	The Company’s ‘Sugar, Ethanol and Energy’ segment consists of cultivating sugarcane which is processed in owned sugar mills, transformed into ethanol, sugar and electricity and marketed;

•	The Company’s ‘Land Transformation’ segment comprises the (i) identification and acquisition of underdeveloped and undermanaged farmland businesses; and (ii) realization of value through the strategic disposition of assets (generating profits).

•	The Company’s ‘Corporate’ segment comprises certain other activities of a holding function nature not allocable to the segments

The following table presents selected historical financial and operating data solely for the periods indicated as of December 31, 2015 as it is used for our discussion of results of operations.

	Year ended December 31,
	2015	2014	2013
Sales	(In thousands of $)
Farming Business	273,692	315,837	327,163
Crops	154,741	177,662	185,117
Soybean(1)	77,432	79,515	68,850
Corn (2)	41,924	69,720	79,423
Wheat (3)	16,750	8,819	21,798
Sunflower	12,659	10,016	8,030
Cotton Lint	3,317	9,081	6,119
Other crops(4)	2,659	511	897
Rice(5)	84,668	103,682	107,093
Dairy	32,981	32,968	30,661
All other segments(6)	1,302	1,525	4,292
Sugar, Ethanol and Energy Business	400,622	407,129	317,461
Sugar	177,801	174,459	133,597
Ethanol	176,150	165,870	150,382
Energy	46,671	66,800	32,463
Other (7)	-	-	1,019
Total	674,314	722,966	644,624
Land Transformation Business(8)	23,980	25,508	28,172

	2016/2015	2014/2015	2013/2014	2012/2013
	Harvest	Harvest	Harvest	Harvest
Production	Year	Year	Year (18)	Year
Farming Business
Crops (tons)(9)	68,492	628,345	622,511	501,301
Soybean (tons)	N/A	285,353	209,188	175,471
Corn (tons) (2)	N/A	234,276	303,298	243,784
Wheat (tons) (3)	66,005	84,610	76,234	52,308
Sunflower (tons)	2,487	21,762	26,415	24,076
Cotton Lint (tons)	N/A	2,344	7,375	2,482
All other segments (15)	-	-	-	3,180
Rice(10) (tons)	N/A	180,149	216,645	202,589

	Year ended December 31,
	2015	2014	2013
Processed rice(11) (tons)	176,456	225,535	242,270
Dairy(12) (liters)	88,556	79,468	72,984
Sugar, Ethanol and Energy Business
Sugar (tons)	464,929	413,687	335,643
Ethanol (cubic meters)	361,001	299,810	268,053
Energy (MWh)	553,090	442,706	300,208
Land Transformation Business (hectares traded)	10,905	12,887	14,175

	2015/2016	2014/2015	2013/2014	2012/2013
	Harvest	Harvest	Harvest	Harvest
Planted Area	Year	Year	Year	Year
	(Hectares)
Farming Business(13)
Crops	184,523	194,060	190,969	188,120
Soybean	92,811	96,476	88,115	92,103
Corn (2)	44,124	40,044	51,371	45,733
Wheat (3)	32,393	37,020	29,411	28,574
Sunflower	9,548	12,314	12,887	12,478
Cotton	N/A	3,160	6,430	3,098
Forage	5,648	5,046	3,568	6,135
Rice	37,565	35,328	36,604	35,249
All other segments (14)	-	-	-	1,484
Total Planted Area	222,088	229,388	227,572	224,853
Second Harvest Area	37,326	40,115	34,075	34,091
Leased Area	58,502	60,056	55,811	54,197
Owned Croppable Area(15)	120,613	124,172	134,119	130,431

	Year ended December 31,
	2015	2014	2013
Sugar, Ethanol and Energy Business
Sugarcane plantation	129,299	124,412	99,409
Owned land	9,145	9,145	9,145
Leased land	120,154	115,267	90,264

(1)	Includes soybean, soybean oil and soybean meal.

(2)	Includes sorghum and peanut.

(3)	Includes barley.

(4)	Includes cotton seeds and farming services.

(5)	Sales of processed rice including rough rice purchased from third parties and processed in our own facilities, rice seeds and services.

(6)	All other segments include our cattle business which primarly consists of leasing land to a third party based on the price of beef.

(7)	Includes sales of sugarcane and other miscellaneous items to third parties

(8)	Represents capital gains from the sale of land, of which $16,066 thousands in 2015 and $25,508 thousands in 2014, represent the results from the sale of minority interests in subsidiaries. See Note 16 of our Consolidated Financial Statements for details

(9)	Crop production does not include tons of forage produced.

(10)	Expressed in tons of rough rice produced on owned and leased farms. The rough rice we produce, along with additional rough rice we purchase from third parties, is ultimately processed and constitutes the product sold in respect of the rice business.

(11)	Includes rough rice purchased from third parties and processed in our own facilities. Expressed in tons of processed rice (1 ton of processed rice is approximately equivalent to 1.6 tons of rough rice).

(12)	Raw milk produced at our dairy farms.

(13)	Includes hectares planted in the second harvest.

(14)	Reflects the size of our coffee plantations, which are planted only once every 18 to 20 years.

(15)	Does not include potential croppable areas being evaluated for transformation or forage.

Year ended December 31, 2015 as compared to year ended December 31, 2014

The following table sets forth certain financial information with respect to our consolidated results of operations for the periods indicated.

	2015	2014
	(In thousands of $)
Sales of manufactured products and services rendered	490,619	513,127
Cost of manufactured products sold and services rendered	(321,998)	(335,442)
Gross Profit from Manufacturing Activities	168,621	177,685
Sales of agricultural produce and biological assets	183,695	209,839
Cost of agricultural produce sold and direct agricultural selling expenses	(183,695)	(209,839)
Initial recognition and changes in fair value of biological assets and	36,869	27,145
agricultural produce
Changes in net realizable value of agricultural produce after harvest	14,691	3,401
Gross Profit from Agricultural Activities	51,560	30,546
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	220,181	208,231
General and administrative expenses	(48,425)	(52,695)
Selling expenses	(70,268)	(78,865)
Other operating income, net	31,066	11,977
Share of loss of joint ventures	(2,685)	(924)
Profit from Operations Before Financing and Taxation	129,869	87,725
Finance income	9,150	7,291
Finance costs	(116,890)	(86,472)
Financial results, net	(107,740)	(79,181)
Profit Before Income Tax	22,129	8,544
Income tax expense	(3,754)	(6,106)
Profit for the Year from Continuing Operations	18,375	2,438
Profit for the Year from Discontuned Operations	-	-
Profit for the Year	18,375	2,438

Sales of Manufactured Products and Services Rendered

	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2015	3,089	84,187	1,419	1,302	400,622	490,619
2014	189	101,336	2,948	1,525	407,129	513,127

Sales of manufactured products and services rendered decreased 4.4%, from $513.1 million in 2014 to $490.6 million in 2015, primarily as a result of:

•	a $17.2 million decrease in our Rice segment, mainly due to: (i) a 9.7% decrease in the price per ton of rough rice equivalent, from $358.2 in 2014 to $323.6 in 2015; and (ii) a 25.0% decrease in the volume of white rice sold measured in tons of rough rice, from 236.1 thousand tons in 2014 to 177.1 thousand tons in 2015, mainly explained by: (a) a decrease of 14.2% in yields from 5.9 tons per hectare in 2014 to 5.1 tons per hectare in 2015 due to the introduction of zero level technology in new rice area and the operating efficiencies gained; (b) a 5.7% decrease in purchases of rough rice to third parties, from 41.6 tons in 2014 to 39.2 tons in 2015 due to the decrease in the margin of processing rough rice from third parties; and (c) a higher inventory build-up from 10.2 thousand tons of rough rice in 2014 compared to 35.9 thousand tons of rough rice in 2015;

•	a $6.5 million decrease in our Sugar, Ethanol and Energy segment, mainly due to: (i) a 20.0% fall in sugar prices from $371.3 per ton in 2014 to $297.2 per ton in 2015; (ii) a reduction in ethanol prices of 22.9%, from $562.0 per cubic meter in 2014 to $433.4 per cubic meter in 2015; and (iii) a 49.1% decrease in energy prices from $150.9 per MWh in 2014 to $76.8 in 2015; the decrease in ethanol and energy prices was mainly caused by the depreciation of the Brazilean Real. The fall in prices was partially offset by: (i) a 32.6% increase in the volume of sugar and ethanol sold, measured in TRS(1), from 990.1 thousand tons in 2014 to 1,312.5 thousand tons in 2015; and (ii) a 37.3% increase in volume of energy sold, from 442.7 thousand MWh in 2014 to 607.8 thousand MWh in 2015. The increase in volume of sugar and ethanol sold was due to (a) a 15.2% increase in sugarcane milled, from 7.2 million tons in 2014 to 8.3 million tons in 2015; (b) a 1.1% increase in the TRS content in sugarcane, from 130.5 kilograms per ton in 2014 to 132.0 kilograms per ton in 2015; and (c) a higher inventories sell-off, measured in TRS, from 26.3 thousand tons in 2014 compared to 47.5 thousand tons in 2015. The increase in the volume of energy sold was mainly due to (a) the increase in sugarcane milled; and (b) an increase in the cogeneration efficiency ratio measured in KWh per ton of sugarcane crushed, from 61.6 in 2014 to 66.4 in 2015. The increase in the sugarcane milled is due to: (i) the expansion of crushing capacity resulting from the completion of Ivinhema mill in May 2015; (ii) a 15.1% increase in sugarcane yields from 80.8 tons per hectare in 2014 to 93.0 tons per hectare in 2015; (iii) a 15.2% increase in sugarcane purchased to third parties, from 814.6 thousand tons in 2014 to 938.5 thousand tons in 2015; and (iv) the expansion of our sugarcane plantation from 124.4 thousand hectares in 2014 to 129.3 hectares in 2015.

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

The following figure sets forth the variables that determine our Energy sales:

The following table sets forth the breakdown of sales of manufactured products for the periods indicated.

	Period Ended December 31,			Period Ended December 31,			Period Ended December 31,
	2015	2014	Chg %	2015	2014	Chg %	2015	2014	Chg %
	(in millions of $)			(in thousands units)			(in $ per unit)

Ethanol (M3)	176.2	165.9	6.2%	406.4	295.1	37.7%	433.4	562.0	(22.9)%
Sugar (tons)	177.8	174.5	1.9%	598.3	469.9	27.3%	297.2	371.3	(20.0)%
Energy (MWh)	46.7	66.8	(30.1)%	607.8	442.7	37.3%	76.8	150.9	(49.1)%
TOTAL	400.6	407.1

•	a $1.5 million decrease in our Dairy segment, mainly due to: (i) a 21.1% decrease in powder milk prices, from $3.8 thousand per ton in 2014 to $3.0 thousand per ton in 2015; and (ii) a 46.6% decrease in the volume of powder milk sold, from 770.5 tons in 2014 to 475.5 tons in 2015.

Partially offset by:

•	a $2.9 million increase in our Crops segment, mainly due to the sale of 5.9 thousand tons of soybean meal at a price of $353.4 per ton during 2015.

Cost of Manufactured Products Sold and Services Rendered

	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2015	(2,635)	(68,594)	(1,468)	(603)	(248,698)	(321,998)
2014	-	(81,853)	(3,014)	(842)	(249,733)	(335,442)

Cost of manufactured products sold and services rendered decreased 4.0%, from $335.4 million in 2014 to $321.9 million in 2015. This decrease was primarily due to:

•	a $13.3 million decrease in our Rice segment mainly due to: (i) a decrease of 25.0% in the volume sold; partially offset by an 11.7% increase in our unitary cost from $346.8 per ton of rough rice in 2014 to $387.5 per ton of rough rice in 2015 due to the appreciation in real terms of the Argentine Peso;

•	a $2.6 million decrease in our Crops Segment mainly due to the commercialization of soybean meal;and

•	a $1.5 million decrease in our Dairy segment mainly due to a 46.6% decrease in the volume of powder milk sold.

Sales and Cost of Agricultural Produce and Biological Assets

	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2015	151,652	481	31,562	-	-	183,695
2014	177,473	2,346	30,020	-	-	209,839

Sales of agricultural produce and biological assets decreased 12.5%, from $209.8 million in 2014, to $183.7 million in 2015, primarily as a result of:

•	A $25.8 million decrease in our Crops segment mainly driven by (i) the general decrease in the price of grains sold: soybean decreased 24.7%, from $352.8 per ton in 2014 to $265.5 per ton in 2015, corn decreased 20.0%, from $186.8 per ton in 2014 to $149.5 per ton in 2015, and wheat decreased 20.4%, from $218.0 per ton in 2014 to $173.5 per ton in 2015; (ii) a 24.9% decrease in the volume of corn sold, from 373.3 thousand tons in 2014 to 280.4 thousand tons in 2015, as a result of a 3.7% decrease in corn yields, from 5.9 in 2014 to 5.7 in 2015. These decreases were partially offset by (i) a 25.9% increase in soybean volume sold due to higher soybean yields, from 2.7 tons per hectare in 2014 to 3.2 in 2015, for soybean first crop and from 1.7 in 2014 to 2.5 in 2015 for soybean second crop; and (ii) an increase in the volume of wheat sold, from 40.5 tons in 2014 to 25.8 in 2015, as a result of higher stocks carried from previous periods.

The following table sets forth the breakdown of sales for the periods indicated.

	Period ended December 31,			Period ended December 31,			Period ended December 31,
	2015	2014	% Chg	2015	2014	% Chg	2015	2014	% Chg
	(In millions of $)			(In thousands of tons)			(In $ per ton)
Soybean	75.4	79.5	(5.2%)	283.8	225.4	25.9%	265.5	352.8	(24.7%)
Corn (1)	41.9	69.7	(39.9%)	280.4	373.3	(24.9%)	149.5	186.8	(20.0%)
Cotton lint	3.3	9.1	(63.5%)	5.0	12.5	(60.2%)	666.9	726.0	(8.1%)
Wheat (2)	16.8	8.8	89.9%	96.5	40.5	138.6%	173.5	218.0	(20.4%)
Sunflower	12.7	10.0	26.4%	25.8	24.0	7.7%	490.3	417.8	17.4%
Others	1.6	0.3	433.3%
Total	151.7	177.5	(14.5%)

(1)	Includes sorghum, pop corn and peanut.
(2)	Includes barley

Partially offset by:

•	A 5.1% increase in our Dairy segment, from $30.0 million in 2014 to $31.6 million in 2015. This increase is explained by a 18.5% increase in the amount of liters of fluid milk sold, from 72.8 million liters in 2014 to 86.2 million liters in 2015 as a result of: (i) a 3.4% increase in our milking cow herd, from an average of 6,440 heads in 2014 to an average of 6,658 heads in 2015, driven by enhanced reproductive indicators at our two free-stall dairy facilities; and (ii) a 7.8% increase in cow productivity, from 33.8 liters per day per cow in 2014 to 36.4 liters per day per cow in 2015 due to enhanced operating efficiencies. The increase in the amount of liters sold was partially offset by a 14.5% decrease in milk prices, from $0.38 per liter in 2014 to $0.33 per liter in 2015.

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

Initial Recognition and Changes in Fair Value of Biological Assets and Agricultural Produce

	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2015	11,561	2,822	7,542	1,135	13,809	36,869
2014	40,267	8,559	9,891	179	(31,751)	27,145

Initial recognition and changes in fair value of biological assets and agricultural produce increased from $27.1 million in 2014 to $36.9 million in 2015, primarily due to:

•	a $45.6 million increase in our Sugar, Ethanol and Energy segment, mainly due to:

-	a $26.9 million increase in the recognition at fair value less cost to sell of non-harvested sugarcane, from a loss of $14.3 million in 2014 to a gain of $12.6 million in 2015, mainly generated by: (i) an increase in projected sugarcane yields due to enhancements in our agricultural operation,; and (ii) an increase in projected prices for harvested sugarcane, from a 7% increase in 2014 projected prices for sugarcane in Brazilean Reais terms, compared to an increase of 19% in 2015, assumed in our DCF model used to calculate the fair value of the sugarcane plantation.

-	The changes in the recognition at fair value less cost to sell of sugarcane at the point of harvest increased from a loss of $17.4 million in 2014 to a gain of $1.2 million in 2015 due to: (i) the increase in yields from 80.8 tons per hectare in 2014 to 93.0 tons per hectare in 2015; and (ii) a reduction in harvesting and manteinance costs due to the the Brazilean Real depreciation.

-	Of the $13.8 million gain of initial recognition and changes in fair value of biological assets and agricultural produce for 2015, $12.7 million gain represents the unrealized portion, as compared to the $17.6 million loss unrealized portion of the $31.8 million loss of initial recognition and changes in fair value of biological assets and agricultural produce in 2014.

•	a $28.7 million decrease in our Crops segment mainly due to:

-	a $30.7 million decrease in the recognition at fair value less cost to sell of crops at the point of harvest, from a gain of $41.2 million in 2014 to a gain of $10.5 million in 2015, mainly due to the decrease in commodity prices.

-	a $2.0 million increase in the recognition at fair value less cost to sell for non-harvested crops, from a loss of $0.9 million in 2014 to a gain of $1.1 million in 2015, explained by: (i) higher projected corn yields as of December due to favourable weather forecast; (ii) and lower costs due to the operating efficiencies gained coupled with the depreciation of the Argentine Peso as of December.

-	Of the $11.6 million gain of initial recognition and changes in fair value of biological assets and agricultural produce for 2015, $2.2 million represent the unrealized portion, as compared to the $2.8 million unrealized gain of the $40.2 million of initial recognition and changes in fair value of biological assets and agricultural produce in 2014.

•	a $5.7 million decrease in our Rice segment mainly due to :

-	a $9.5 million decrease in the recognition at fair value less cost to sell of rice at the point of harvest, from a gain of $12.2 million in 2014 to a gain of $2.7 million in 2015 mainly due to; (i) a 14.2% decrease in yields from 5.9 tons per hectare in 2014 to 5.1 tons per hectare in 2015; and (ii) higher costs in 2015 due to the strenghtening of local currency; partially offset by the increase in area under production, from 35.3 thousand hectares in 2014 to 37.6 thousand hectares in 2015

-	Offset by, a $3.7 million increase in the recognition at fair value less cost to sell of biological assets planted as of December 2015, from a loss of $3.5 million to a gain of $0.2 million in 2015 due to the depreciation of the Argentine peso.

-	Of the $2.8 million gain of initial recognition and changes in fair value of biological assets and agricultural produce for 2015, $2.2 million gain represents the realized portion, as compared to the $10.9 million gain realized portion of the $8.6 million gain of initial recognition and changes in fair value of biological assets and agricultural produce in 2014.

•	a $2.3 million decrease in our Dairy segment mainly due to:

-	a $1.3 million decrease in the recognition at fair value less cost to sell of fluid milk, from a gain of $8.8 million in 2014 to a gain of $7.5 million in 2015, mainly due to a 13.2% decrease in milk prices from $0.38 per liter in 2014 to $0.33 per liter in 2015.

-	Of the $7.5 million gain of initial recognition and changes in fair value of biological assets and agricultural produce for 2015, $7.5 million gain represents the realized portion of such gain, as compared to the $8.8 million realized gain portion of the $9.9 million gain in initial recognition and changes in fair value of biological assets and agricultural produce in 2014.

•	a $1.0 million increase in our All Other Segments as a result of a higher valuation of our coffee biological asset. We own 728 hectares of coffee trees which we leased under an 8-year lease agreement.

Changes in Net Realizable Value of Agricultural Produce after Harvest

	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2015	14,691	-	-	-	-	14,691
2014	3,401	-	-	-	-	3,401

Changes in net realizable value of agricultural produce after harvest is mainly composed by: (i) profit or loss from commodity price fluctuations during the period of time the agricultural produce is in inventory, which affects its fair value; (ii) profit or loss from the valuation of forward contracts related to agricultural produce in inventory; and (iii) profit from direct exports. Changes in net realizable value of agricultural produce after harvest increased from $3.4 million in 2014 to $14.7 million in 2015. This increase is mainly explained by the strong decrease in commodity prices during 2014 compared to more stable prices in 2015.

General and Administrative Expenses

	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
2015	(3,987)	(3,136)	(1,451)	(74)	(18,301)	(21,476)	(48,425)
2014	(4,343)	(3,218)	(1,554)	(166)	(22,054)	(21,360)	(52,695)

Our general and administrative expenses decreased 8.1%, from $52.7 million in 2014 to $48.4 million in 2015, mainly explained by depreciation of the Brazilean Real.

Selling Expenses

	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
2015	(5,672)	(12,592)	(663)	(49)	(50,729)	(563)	(70,268)
2014	(4,201)	(14,367)	(596)	(29)	(57,815)	(1,856)	(78,864)

Selling expenses decreased 10.9%, from $78.9 million in 2014 to $70.3 million in 2015. The $7.1 million decrease in our Sugar, Ethanol and Energy segment is mainly explained by the impact of the depreciation of the Brazilean Real in our freight expenses. The $1.7 million decrease in our Rice segment is explained by lower volumes of white rice sold in international market.

Other Operating Income, Net

	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	(In thousands of $)
2015	16,422	600	(479)	6	6,340	7,914	263	31,066
2014	356	480	437	(190)	10,911	-	(17)	11,977

Other operating income, net increased 159.4% from $12.0 million in 2014 to $31.1 million in 2015, primarily due to:

•	a $16.1 million increase in our Crops segment mainly explained due to the mark-to-market effect of outstanding hedge positions.

•	a $7.9 million increase in our Land Transformation segment due to the sale of “La Cañada”, a 3,399 hectare farm located in the province of San Luis, Argentina, for a total consideration of $12.6 million.

•	a $4.6 million decrease in our Sugar, Ethanol & Energy segment mainly explained by the mark-to-market effect of outstanding hedge positions;

Share of Loss of Joint Ventures

	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	(In thousands of $)
2015	(2,685)	-	-	-	-	-	-	(2,685)
2014	(924)	-	-	-	-	-	-	(924)

Our share of loss of Joint Ventures increased from a loss of $0.9 million in 2014 to a loss of $2.7 million in 2015. This result is explained by the 50% interest that we hold in CHS AGRO, a joint venture with CHS Inc., dedicated to the processing of confectionary sunflower. This loss is mainly explained by the nominal depreciation of the Argentine peso that affects on CHS AGRO’s dollar denominated debt.

Financial Results, Net

Our financial results, net decreased from a loss of $79.2 million in 2014 to a loss of $107.7 million in 2015, primarily due to: (i) a $23.4 million mainly non-cash loss in 2015, compared to a $9.2 million non-cash loss in 2014, mostly generated by the impact of the Brazilean Real fluctuation on our dollar denominated debt and the portion of the loss that was transferred to equity, in connection with our adoption of cash flow hedge accouting under IAS 39 effective July 1, 2013. Additionally, during the period a $32.7 million loss was reclassified from Equity to the “Financial Result, net” line item in 2015, in comparison with the $12.0 million loss that was reclassified in 2014. Please see “—Hedge Accounting—Cash Flow Hedge” described on Note 3 to our Consolidated Financial Statements; and (ii) $4.4 million loss in 2015 compared to a $3.2 million loss in 2014, primarily resulting from the mark to market of our currency hedge derivatives. The loss was partially offset by lower interest expenses, from a loss of $54.9 million in 2014 to $49.5 million in 2015.

The following table sets forth the breakdown of financial results for the periods indicated.

	Year ended December 31,
	2015	2014
	(In $ thousand)		% Change
Interest income	8,201	7,068	16.0%
Interest expense	(49,491)	(54,915)	9.9%
Foreign exchange losses, net	(23,423)	(9,246)	(153.3%)
Cash flow hedge – transfer from equity	(32,700)	(12,031)	(171.8%)
Loss from interest rate /foreign exchange rate derivative financial instruments	(4,437)	(3,232)	(37.3%)
Taxes	(3,358)	(3,731)	10.0%
Other Income/(Expenses)	(2,532)	(3,094)	18.2%
Total Financial Results	(107,740)	(79,181)	36.1%

Income Tax (expense) / benefit

Our consolidated income tax expense totaled $3.7 million in 2015, compared to a tax benefit $6.1 million in 2014.

For the year ended December 31, 2015, we recognized a consolidated income tax expense of $3.7 million on gain before income taxes of $22.1 million. For the comparable 2014 period, we recognized a consolidated income tax expense of $6.1 million on gain before income taxes of $8.5 million. The effective tax rates were 17.0% and 71.5% for the years ended December 31, 2015 and 2014 respectively, mainly due to a tax loss carryforward not recognized in Brazil during 2014 due to projections by the Company about the possibility to apply this tax loss carryforward in the future, and the impact of the non taxable gains, related to gains from derivatives in Uruguay.

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

The following figure sets forth the variables that determine our Sugar and Ethanol sales:

(2)	On average, one metric ton of sugarcane contains 140 kilograms of TRS (Total Recoverable Sugar). While a mill can produce either sugar or ethanol, the TRS input requirements differ between these two products. On average, 1.045 kilograms of TRS equivalent are required to produce 1.0 kilogram of sugar, while the amount of TRS required to produce 1 liter of ethanol is 1.691 kilograms

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

Cost of manufactured products sold and services rendered increased 23.2%, from $272.3 million in 2013, to $335.4 million in 2014. This increase was primarily due to:

•	a $62.2 million increase in our Sugar, Ethanol and Energy segment mainly due to the increase in the volume of sugar and ethanol sold measured in TRS.

•	a $3.0 million increase in our Dairy segment mainly due to the sale of 623 tons of powder milk in 2014 In 2013 we did not sell powder milk..

partially offset by:

•	a $2.8 million decrease in our Rice segment mainly due to a decrease in sales volume.

Sales and Cost of Agricultural Produce and Biological Assets

	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2014	177,473	2,346	30,020	-	-	209,839
2013	184,607	2,517	30,661	1,055	477	219,317

Sales of agricultural produce and biological assets decreased 4.3%, from $219.3 million in 2013, to $209.8 million in 2014, primarily as a result of:

•	A $7.1 million decrease in our Crops segment mainly driven by: (i) a general decrease in commodity prices; and (ii) an inventory build-up of 3.5 thousand tons of soybean and 14.0 thousand tons of corn in 2013 compared to an inventory build-up of 12.7 thousand tons of soybean and 34.9 thousand tons of corn in 2014; as a result of a commercial strategy focused on capturing higher prices. This was partially offset by (i) an increase in yields as 2012/2013 yields were negatively affected by a drought experienced from January to April 2013 and (ii) a 3.2% increase in production area from 147.9 thousand hectares in 2012/2013 to 152.7 thousand hectares in 2013/2014. For a full list of crops yields fluctuations, please see “Trends and Factors Affecting Our Results of Operations—Effect of Yields Fluctuations”.

The following table sets forth the breakdown of sales for the periods indicated.

	Period ended December 31,			Period ended December 31,			Period ended December 31,
	2014	2013	% Chg	2014	2013	% Chg	2013	2012	% Chg
	(In millions of $)			(In thousands of tons)			(In $ per ton)
Soybean	79.5	68.9	15.4%	225.4	190.7	18.2%	352.8	361.0	(2.3)%
Corn (1)	69.7	79.4	(12.2)%	373.3	353.3	5.6%	186.8	224.8	(16.9)%
Cotton Lint	7.8	5.2	50.9%	4.9	2.5	90.7%	1614.9	2040.5	(20.9)%
Wheat (2)	8.8	21.8	(59.6)%	40.6	75.3	(46.3)%	218.0	289.3	(24.6)%
Sunflower	10.0	8.0	25.0%	24.0	19.6	22.5%	417.8	410.3	1.8%
Others	1.7	1.3	30.8%		-
Total	177.5	184.6	(3.8)%

(3)	Includes sorghum
(4)	Includes barley

•	Our Dairy segment remained virtually unchanged as a result of (i) the increase in production from 71.8 million liters in 2013 to 78.1 million liters in 2014 and (ii) the increase of 12.1% in cull cows and male calves meat sales due to an increase in beef prices, which was partially offset by (iii) a price decrease of 3.6%, from $0.40 in 2013 to $0.38 per liter in 2014 and (iv) by the 6.0 million liters of fluid milk destined to powder milk production in 2014.

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

Profit / (Loss) for the Year

As a result of the foregoing, our net result for the year increased from a loss of $25.8 million in 2013 to a gain of $2.4 million in 2014.

2.	LIQUIDITY AND CAPITAL RESOURCES

Our liquidity and capital resources are and will be influenced by a variety of factors, including:

•	our ability to generate cash flows from our operations;

•	the level of our outstanding indebtedness and the interest that we are obligated to pay on such outstanding indebtedness;

•	our capital expenditure requirements, which consist primarily of investments in new farmland, in our operations, in equipment and plant facilities and maintenance costs; and

•	our working capital requirements.

Our principal sources of liquidity have traditionally consisted of shareholders’ contributions, short and long term borrowings and proceeds received from the disposition of transformed farmland or subsidiaries.

We believe that our working capital will be sufficient during the next 12 months to meet our liquidity requirements.

Years ended December 31, 2015, 2014 and 2013

The table below reflects our statements of Cash Flow for the fiscal years ended December 31, 2015, 2014 and 2013.

	Year ended December 31,
	2015	2014	2013
	(in thousands of $)
Cash and cash equivalent at the beginning of the year	113,795	232,147	218,809
Cash and cash equivalent at the end of the year	198,894	113,795	232,147
Net cash generated from operating activities	153,914	133.133	102,080
Effect of exchange rate changes on cash and cash equivalents	(27,449)	(11,320)	(31,877)
Net cash used in investing activities	(133,779)	(313,454)	(161,536)
Net cash generated from financing activities	92,413	73,289	104,671

Operating Activities

Year ended December 31, 2015

Net cash generated by operating activities was $153.9 million for the year ended December 31,2015. During this year, we generated a net income of $18.4 million that included non-cash charges relating primarily to depreciation and amortization of $71.3 million, interest and other financial expenses, net of $43.8 million, $16.9 million of unrealized portion of the “Initial recognition and changes in fair value of biological assets and agricultural produce”, $17.7 million of Gain from derivative financial instruments and forwards, $23.4 million of foreign exchange losses; and $32.7 million loss as a result of the reclassification from Equity to Financial Results, net in connection with the cash flow hedge accounting. In summary, the main drivers for the cash flow generated by operating activities were the profits from operations of our Sugar,Ethanol business and the collections of the position of the Derivatives.

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

Year ended December 31, 2013

Net cash generated by operating activities was $102.1 million for the year ended December 31, 2013. During this year, we generated a net loss of $25.8 million that included non-cash charges relating primarily to depreciation and amortization of $69.4 million, interest and other financial expenses, net of $45.2 million, $53.5 million of unrealized portion of the "Initial recognition and changes in fair value of biological assets and agricultural produce," $21.1 million of foreign exchange losses All these effects were partially offset by gain from the disposal of subsidiaries , farmlands and other assets of $28.4 million and $9.3 million of income tax benefit.

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

Investing Activities

Year ended December 31, 2015

Net cash used in investing activities totaled $133.7 million in the year ended December 31, 2015, primarily due to the purchases of property, plant and equipment (mainly acquisitions of machinery, buildings and facilities for the completion of the second phase of Ivinhema mill), totaling $97.7 million; $48.9 million in biological assets related mainly to the expansion and replacement of our sugarcane plantation area in Mato Grosso do Sul. Net inflows from investing activities were mainly related to the sale of La Cañada farm for an amount of $12.6 million and to the interest income for an amount of $8.2 million.

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

Financing Activities

Year ended December 31, 2015

Net cash provided by financing activities was $92.4 million in the year ended December 31, 2015 primarily derived from the incurrence of new long and short term loans, mainly for our Brazilian operations related to the Sugar and Ethanol cluster development of $299.3 and $211.0 million, respectively; and from the sale of non-controlling interest in subsidiaries for $22 million. All these effects were partially offset by payments of long and short term borrowings for $165.5 and $208.3 million, respectively. During this period, interest paid totaled $48.4 million.

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

Historically since our cash flows from operations were insufficient to fund our working capital needs and investment plans, we funded our operations with proceeds from short-term and long-term indebtedness and capital contributions from existing and new private investors. In 2011, we raised $421.8 million from an Initial Public Offering (“IPO”) and simultaneous private placement. As of December 31, 2015, our cash and cash equivalents amounted to $198.9 million.

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

Indebtedness and Financial Instruments

The table below illustrates the maturity of our indebtedness (excluding obligations under finance leases) and our exposure to fixed and variable interest rates:

	As of December 31,
	2015	2014

Fixed rate:
Less than 1 year(l)	89,918	95,524
Between 1 and 2 years	31,096	45,518
Between 2 and 3 years	30,197	41,685
Between 3 and 4 years	22,497	25,809
Between 4 and 5 years	18,779	39,992
More than 5 years	34,492	87,219
Total fixed rate:	226,979	335,747
Variable rate:
Less than 1 year(l)	149,559	111,371
Between 1 and 2 years	109,488	130,426
Between 2 and 3 years	102,351	80,199
Between 3 and 4 years	79,341	13,154
Between 4 and 5 years	44,233	7,346
More than 5 years	11,109	19,683
Total variable rate:	496,081	362,179
Total:	723,060	697,926

(1)	The Company plans to partially rollover its short term debt using new available lines of credit, or on using operating cash flow to cancel such debt.

Borrowings incurred by the Company’s subsidiaries in Brazil are repayable at various dates between January 2016 and April 2024 and bear either fixed interest rates ranging from 2.50% to 18.76% per annum or variable rates based on LIBOR or other specific base-rates plus spreads ranging from 4.81% to 17.79% per annum. At December 31, 2015 LIBOR (six months) was 0.85% (2014: 0.36%).

Borrowings incurred by the Group´s subsidiaries in Argentina are repayable at various dates between January 2016 and November 2019 and bear either fixed interest rates ranging from 0.10% and 7.00% per annum for those borrowings denominated in US dollar, and a fixed interest rate of 9.90% per annum for those borrowings denominated in Argentine Pesos.

Brazilian Subsidiaries

The main loans of the Company’s Brazilian Subsidiaries identified below are:

Bank	Grant Date	Nominal amount	Capital Outstanding			Maturity date	Annual Interest Rate
			2015		2014
		(In millions)	Millions of Reais	Millions of equivalent Dollars	Millions of equivalent Dollars
Rabobank / Itaú BBA / Santander / Itaú Unibanco / Bradesco / HSBC (Finem ANG) (1)	March 2008	R$ 151.0	R$ 45.6	11.7	23.6	April 2018	Partially Long-Term Interest Rate (TJLP), as disclosed by the Brazilian Central Bank + 4.05% and partially Interest Rate Resolution 635/87 (average BNDES external funding rate) + 4.05%
Banco Do Brasil (2)	July 2010	R$ 70.0	R$ 40.1	10.3	18.1	July 2020	10% with 15% of bonus for timely performance
Banco Do Brasil (3)	October 2012	R$ 130.0	R$ 128.5	32.9	48.9	November 2022	2.94% with 15% of bonus for timely performance
Itau BBA FINAME Loan (4)	December 2012	R$ 45.9	R$ 36.4	9.3	15.7	December 2022	2.50%
Itau BBA (5)	March 2013	R$ 75.0	R$ 36.3	9.3	13.7	March 2019	CDI + 3.2%
Rabobank / Bradesco / HSBC / PGGM / Hinduja Bank (6)	September 2013	US$ 90	-	63.0	72.0	July 2017	LIBOR 3M plus 4.75%
Banco do Brasil / Itaú BBA Finem Loan (7)	September 2013	R$ 273.0	R$ 260.3	66.7	95.5	January 2023	6,61%
BNDES Finem Loan (8)	November 2013	R$ 215.0	R$ 191.0	48.9	78.3	January 2023	3,72%
ING / Bradesco / HSBC / BES / ICBC / Hinduja Bank / Monte Dei Paschi / Banco da China / Bladex (9)	March 2014	US$ 100	-	66.7	100.0	December 2017	LIBOR 3M plus 4.20%
ING / Rabobank / ABN / HSBC / Credit Agricole / Caixa Geral / Galena (10)	January 2015	US$ 160	-	160.0	-	December 2018	LIBOR 3M plus 4.40%
ING / Rabobank / Bladex / Credit Agricole / Votorantim / ABN (11)	August 2015	US$ 110	-	110.0	-	December 2019	LIBOR 3M plus 4.65%
Bradesco (12)	May 2012	US$ 11.7	-	3.9	7.8	December 2016	7.20%

(1)	Collateralized by (i) a first degree mortgage of the Takuare farm; (ii) a pledge on the capital stock (“quotas”) of Adecoagro Brasil Participações S.A.; and (iii) liens over the Angélica mill and equipment.
(2)	Collateralized by (i) a first degree mortgage of the Sapálio farm; and (ii) liens over the Angélica mill and equipment.
(3)	Collateralized by (i) a first degree mortgage of the Carmen (Santa Agua) farm; (ii) a second degree mortgage of the Sapálio farm; and (iii) liens over the Ivinhema mill and equipment.
(4)	Collateralized by (i) a first degree mortgage of the Carmen (Santa Agua) farm; (ii) a second degree mortgage of the Sapálio farm; (iii) a second degree mortgage of the Takuare farm; (iv) liens over the Ivinhema mill and equipment; and (v) power sales contract.
(5)	Collateralized by power sales contract.
(6)	Collateralized by (i) pledge of sugarcane and (ii) sales contracts.
(7)	Collateralized by (i) a first degree mortgage of the Carmen (Santa Agua) farm; (ii) a second degree mortgage of the Sapálio farm; (iii) a second degree mortgage of the Takuare farm; (iv) liens over the Ivinhema mill and equipment; and (v) power sales contract.
(8)	Collateralized by (i) liens over the Ivinhema mill and equipment; and (ii) power sales contracts.
(9)	Collateralized by (i) pledge of sugarcane and (ii) sales contracts.
(10)	Collateralized by (i) a first-degree mortgage of the Conquista, Alto Alegre, Dom Fabrício, Nossa Senhora Aparecida, Água Branca, Ouro Verde and Bela Manhã farms, (ii) pledge of sugarcane and ethanol, and (iii) sales contracts.
(11)	Collateralized by (i) a first-degree mortgage of the Rio de Janeiro farm.
(12)	Collateralized by (i) liens over the Monte Alegre mill and equipment.

Argentinian Subsidiaries

The principal loan of Adeco Agropecuaria S.A. and Pilaga S.A., our Argentinian Subsidiaries is:

•	IDB Facility

The amended IDB Facility is divided into a seven-year US$ 20 million tranche (“Tranche A”) and a five-year US$ 60 million tranche (“Tranche B”) with a final maturity in November 2018 and 2016, respectively. Tranche A bore interest at fixed rate of 6.11% per annum. Tranche B bears interest at 180-day LIBOR plus 5.70% per annum. The Group entered into a floating to fix interest rate forward swap, fixing LIBOR at 1.25%, effective May 2012.

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

During 2015 and 2014, our subsidiaries were in compliance with all financial covenants under the above-mentioned loans.

Short-term Debt.

As of December 31,2015, our short term debt totaled $239.69 million.

We maintain lines of credit with several banks in order to finance our working capital requirements. We believe that we will continue to be able to obtain additional credit to finance our working capital needs in the future based on our past track record and current market conditions.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

With regards to our rice seed production, in our rice seed facility in Argentina, we are involved in the genetic development of new rice varieties adapted to local conditions to increase rice productivity and quality to improve both farm production as well as the manufacturing process. In connection with these efforts, we have entered into agreements with selected research and development institutions such as INTA in Argentina, FLAR in Colombia, EPAGRI in Brazil and Basf in Germany. In addition, our own technical team is continuously testing and developing new rice varieties. Since 2008 we have developed and released three new own varieties of rice seed to the market, , and we are currently in the final stages of releasing the fourth We have registered our own rice seed varieties with the corresponding Argentine authorities; the National Institute of Seeds (Instituto Nacional de Semillas) (INASE) and National Registry of Property of Seed Varieties (Registro Nacional de la Propiedad de Cultivares) (RNPC). In February 2014 the new rice variety named ITÁ CAABÓ 107 was released to the market.

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

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our significant contractual obligations and commitments as of December 31, 2015:

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 Years	Total
	(in million of $)
Bank loans (1)	275,7	176,7	372,7	66,7	891,8
Leases and agricultural partnership	32.7	20.9	37.1	-	90,7
Total	308,4	197,6	409,8	66,7	982,5

(1)    Includes interest

G.	SAFE HARBOR

See section entitled “Forward-Looking Statements” appearing on page iv in this annual report.

Item 6.	Directors, Senior Management and Employees

A.	DIRECTORS AND SENIOR MANAGEMENT (traer de Annual Report)

Board of Directors

The following table sets forth information for our directors as of the date of this annual report:

Name	Position	Date of appointment	Age	Year term expires
Abbas Farouq Zuaiter	Chairman	2015	48	2018
Mariano Bosch	Director /CEO	2014	46	2017
Alan Leland Boyce	Director	2016	56	2019
Andrés Velasco Brañes	Director	2016	55	2019
Daniel González	Director	2014	46	2017
Dwight Anderson	Director	2014	49	2017
Guillaume Van der Linden	Director	2015	56	2018
Marcelo Sánchez	Director	2016	54	2017
Mark Schachter	Director	2015	36	2018
MarceloVieira	Director	2016	64	2017
Plínio Musetti	Director	2014	62	2017

Abbas Farouq Zuaiter, Alan Leland Boyce, Guillaume van der Linden, Plínio Musetti, Mark Schachter, Andrés Velasco Brañes, Daniel González and Dwight Anderson qualify as independent directors, and the other directors are not independent in accordance with SEC rules.

A description of the main tasks currently performed by each director as well as a description of each director’s employment history and education follows:

Abbas (“Eddy”) Farouq Zuaiter. Mr. Zuaiter has been a member of the Company’s board of directors since 2003. Mr. Zuaiter was formerly the Chief Operating Officer and member of the Management committee of Soros Fund Management LLC (SFM) and has served as a consultant to SFM from April 1, 2013 until February 7, 2016. Prior to his joining Soros Fund Management LLC in October 2002, Mr. Zuaiter was an Assurance and Business Advisory Partner at PricewaterhouseCoopers LLP where he was employed from April 1994 to September 2002, and Chief Financial Officer and Head of Fixed Income, Currency and Commodity Trading at AFN Associates, Inc in David, California from September 1991 until March 1994. Mr. Zuaiter currently serves on the boards of Gavilon Holdings LLC, an Omaha, Nebraska based private company providing physical distribution, merchandising and trading across grains, feed ingredients, fertilizers and energy products. He is also currently a member of the board of directors of several charitable organizations or non-profit entities. Mr. Zuaiter received his BSBA in Accounting and Finance from Georgetown University in May 1989. Mr. Zuaiter is an American citizen.

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

Guillaume van der Linden Mr. van der Linden has been a member of the Company’s board of directors since 2009. Since 2007, Mr. van der Linden has been Senior Investment Management at PGGM Vermogensbeheer B.V., responsible for investments in emerging markets credit. From 1993 to 2007, Mr. van der Linden worked for ING Bank in various roles, including in risk management and derivatives trading. From 1988 to 1993, Mr. van der Linden was employed as a management consultant for KPMG and from 1985 to 1988 as a corporate finance analyst for Bank Mees & Hope. Mr. van der Linden graduated with Masters degrees in Economics from Erasmus University Rotterdam and a Masters of Business Administration from the University of Rochester. Mr. van der Linden is a Dutch citizen.

Walter Marcelo Sanchez. Mr. Sanchez has been a member of the Company’s board of directors since 2014. Mr. Sanchez is a co-founder of Adecoagro and our Chief Commercial Officer for all operations in Argentina, Brazil and Uruguay and a member of Adecoagro’s Senior Management since 2002. He coordinates the Commercial Committee and is responsible for the trading of all commodities produced by Adecoagro. Mr. Sanchez has over 25 years of experience in agricultural business trading and market development. Mr. Sanchez has a degree in Agricultural and Livestock Engineering from the University of Mar del Plata, Argentina. Mr. Sánchez is an Argentine citizen.

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

Marcelo Vieira. Mr. Vieira was the Director of Ethanol, sugar & energy operations at Adecoagro, a leading agro industrial company producing grain, oilseeds and dairy products in Argentina and sugar, ethanol, coffee and cotton in Brazil, from 2005 to 2014. He is currently a member of the Board of Uniäo da Industria de Cana-de-Acucar (ÚNICA) and he is a Vice- President of Sociedade Rural Brasileira, coordinating its Sustainability area. He has managed agricultural and agribusiness companies for over 40 years, including at Usina Monte Alegre, Alfenas Agrícola, Alfenas Café. Mr. Vieira holds a degree in Mechanical Engineering from PUC University in Rio de Janeiro and graduate degree in Food Industry Management and Marketing from the University of London’s Imperial College. Mr. Vieira is a Brazilian citizen.

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

Executive Officers

The following table shows certain information with respect to our senior management as of the date of this annual report:

Name	Position	Year Designated	Age
Mariano Bosch	Chief Executive Officer & Co-founder	2002	46
Carlos A. Boero Hughes	Chief Financial Officer	2008	50
Emilio F. Gnecco	Chief Legal Officer	2005	40
Walter Marcelo Sanchez	Chief Commercial Officer & Co-founder	2002	54
Renato Junqueira Santos Pereira	Director of Sugar and Ethanol Operations	2014	39
Mario José Ramón Imbrosciano	Director of Business Development	2003	46
Leonardo Berridi	Country Manager for Brazil	2004	56
Ezequiel Garbers	Country Manager for ARG/URU & Co-founder	2002	49

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

Compensation of Directors and Executive Officers

The compensation of the Company’s directors is approved annually at the ordinary general shareholders’ meeting. The aggregate compensation earned by our directors amounted to a grant of up to a total of 46,400 restricted stock units and $450 thousand in cash for year 2015. These figures do not include Mr. Dwight Anderson´s compensation in cash, which he declined or Mr. Mariano Bosch’s, Mr. Walter Marcelo Sanchez´s and Mr. Marcelo Vieira´s compensation in cash and in restricted units, which they all declined. On November 18, 2014, a Brazilian subsidiary of the company executed an Advisory Service Agreement with an affiliate of Marcelo Vieira, one of our directors. See Item 7 – Major Shareholders and Related Party Transactions – B. Related Party Transactions.” For year 2016, the aggregate compensation approved to be earned by our directors amounted to a grant of up to a total of 35,883 restricted stock units and $550 thousand in cash. These figures do not include Mr. Mariano Bosch’s and Mr. Walter Marcelo Sanchez´s compensation in cash and in restricted units, which they both declined.

The aggregate compensation package of our executive officers for year 2015 amounted to $2,308,000 in cash and 212,140 restricted stock units granted to our senior management. These grants were made under the Adecoagro Amended and Restated Restricted Share and Restricted Stock Unit Plan, as amended. See “—E. Share Ownership—Share Options and Restricted Share and Restricted Stock Unit Plan.”Annual cash bonuses are designed to incentivize our named executive officers at a variable level of compensation based on such individual’s performance. Annual executive cash bonuses and stock unit awards are impacted by seniority and individual executive performance based on the achievement of individual objectives and by evaluating each executive’s level of proficiency in the following competencies: general characteristics, teamwork, professional competencies, problem solving and thinking skills and managerial skills. In the past, actual bonus amounts have been determined shortly after fiscal year end. Our Chief Executive Officer presents the final calculation of the annual cash bonuses for our named executives to the Compensation Committee of the board of directors. The Compensation Committee then reviews actual Company and individual performance, and determines the amount payable consistent with the attainment of such individual’s performance based on the above criteria.

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

Employees

On December 31, 2015, we had 8,089 employees, of whom 95% were unionized. Approximately 5% of our workforce is comprised of temporary workers. We comply with all labor laws. Historically, we have had a positive relationship with the trade unions.

The following table sets forth our number of employees by each of our business segments:

	As of December 31,
	2015	2014	2013
Farming and Land Transformation	1,087	1,166	1,224
Sugar , Ethanol and Energy	6,262	6,182	5,504
Administrative	740	761	766
Total	8,089	8,109	7,494

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

Share Ownership

The total number of shares of the Company beneficially owned by our directors and executive officers, as of the date of this annual report, was 5,877,509 , which represents 4.72% of the total shares of the company. See table in “Item 7. Major Shareholders and Related Party Transactions” for information regarding share ownership by our directors and executive officers.

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

The number of ordinary shares reserved and available for issuance under the 2004 Plan and the 2007/2008 Plan are 1,676,270 and 1,698,102, respectively. Shares subject to awards that become forfeited, cancelled, expired, withheld upon exercise, reacquired by the Company prior to vesting or otherwise terminated will again be available for future awards under the Option Plans.

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

Granted Options

Under the 2004 Plan, as of December 31, 2015, options to purchase 2,061,027 ordinary shares were granted and the weighted average exercise price of all granted options was $6.67. Under the 2007/2008 Plan, as of the same date, options to purchase 1,700,675 ordinary shares were granted, and the weighted average exercise price of all granted options was $13.07.

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

On March 17, 2015 the Plan was amended (now known as the “Second Amended and Restated Restricted Share and Unit Plan”) to increase the number of common shares available for issuance with respect to which awards may be made by 673,663 additional common shares and to provide for the option to receive restricted units in lieu of cash in connection with the payment of compensation to directors of the Company. Currently, the maximum number of common shares with respect to which awards may be made under the Plan is equal to 2,474,701common shares inclusive of such Shares that are subject to outstanding grants of Awards. Further, on March 15, 2016 the Board of Directors resolved to amend the Plan and increase the number of ordinary shares with respect to which awards may be made by 476,332 common shares. To the extent any award under the Plan is canceled, expired, forfeited, surrendered settled in cash, or otherwise terminated without delivery of shares the shares retained by or returned to the Company will again be available for future awards under the Plan. The shares available for issuance as well as outstanding awards under the Plan are subject to adjustment in the event of a reorganization, stock split, merger or similar change. Under the Plan, as of the date of this annual report, 1,268,896 ordinary shares had been issued to directors, senior management and employees.

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

Stock Option Plans	Plan under which awards were granted	Number of ordinary shares to be issued upon exercise of options		Range of Exercise prices per ordinary share ($)	Range of Dates of Grant (1)

Directors and Executive Officers

Mariano Bosch	2004	*		$5.83 to $8.62	05/01/2004 to 07/01/2006
	2007	*		$12.82 to $13.40	11/13/2007 to 01/30/2009

Carlos A. Boero Hughes	2004	*		$5.83 to $7.11	08/25/2008

Emilio F. Gnecco	2007	*		$12.82 to $13.40	08/25/2008 to 01/30/2009

Emilio F. Gnecco	2004	*		$5.83 to $8.62	06/01/2007
	2007	*		$12.82 to $13.40	11/13/2007 to 01/30/2009

Walter Marcelo Sanchez	2004	*		$5.83 to $8.62	05/01/2004 to 07/01/2006
	2007	*		$12.82 to $13.40	11/13/2007 to 01/30/2009

Mario José Ramón Imbrosciano	2004	*		$$5.83 to $8.62	05/01/2004 to 07/01/2006
	2007	*		$12.82 to $13.40	11/13/2007 to 01/30/2009

Leonardo Berridi	2004	*		$5.83 to $8.62	05/01/2004 to 07/01/2006

Directors and Executive Officers as a group		2.996.971	(2)

*	Upon the exercise of all options, would beneficially own less than 1% of total outstanding shares.

(1)	All share options have an expiration date 10 years after date of grant. The expiration date of the 2004 plan was extended for ten additional years.

(2)	It includes 1,492,890 options with a range of exercise prices per ordinary share from $5.83 to $8.62 and 1,433,534 options with a range of exercise prices per ordinary share from $12.82 and 13.40.

Restricted Share and Restricted Stock Unit Plan Directors and Executive Directors	Number of Restricted Stock Units	Range of Dates of the Grant
Abbas Farouq Zuaiter	12.182	05/13/2013 to 05/15/2015
Alan Leland Boyce	*	05/13/2013 to 05/15/2015
Guillaume van der Linden	*	05/13/2013 to 05/15/2015
Plínio Musetti	*	05/13/2013 to 05/15/2015
Mark Schachter	*	05/13/2013 to 05/15/2015
Marcelo Vieira	29.468	04/01/2013 to 04/01/2015
Andrés Velasco Brañes	*	05/13/2013 to 05/15/2015
Anderson Dwight	*	05/13/2013 to 05/15/2015
Daniel Gonzalez	*	05/13/2013 to 05/15/2015
Mariano Bosch	*	04/01/2014 to 04/01/2015
Carlos A. Boero Hughes	*	04/01/2014 to 04/01/2015
Mario José Ramón Imbrosciano	*	04/01/2014 to 04/01/2015
Leonardo Berridi	*	04/01/2014 to 04/01/2015
Renato Junqueira Santos Pereira	*	04/01/2014 to 04/01/2015
Emilio F. Gnecco	*	04/01/2014 to 04/01/2015
Ezequiel Garbers	*	04/01/2014 to 04/01/2015
Walter Marcelo Sanchez	*	04/01/2014 to 04/01/2015

Directors and Executive Officers as a group	405.902

*  Upon receipt of common shares pursuant to plan, would beneficially own less than 1% of total outstanding shares.

Item 7.	Major Shareholders and Related Party Transactions

A.	MAJOR SHAREHOLDERS

The following table sets forth the beneficial ownership of our shares for (1) each person known to us to own beneficially at least 5% of our common shares and (2) our directors and executive officers, based on the information most recently available to the Company, as of April 1, 2016.

As of April 13, 2016, we had 121,516,136 outstanding shares. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days from April 1 2016, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Number		Percent
Principal Shareholders:
Al Gharrafa Investment Company (1)	15,983,265		13.2%
Stichting Pensioenfonds Zorg en Welzijn (2)	15,381,385		12.7%
Soros Fund Management LLC and affiliates (3)	14,024,803		11.5%
Ospraie Special Opportunities Master Holdings LTD	9,634,339		7.93%
Jennison Associates LLC (4)	7,529,549		6.2%

Directors and Executive Officers
Abbas Farouq Zuaiter	106,106		0.09
Alan Leland Boyce	1,104,183		0.91%
Guillaume van der Linden		*	*
Mariano Bosch	1,513,509		1.24%
Plínio Musetti		*	*
Mark Schachter		*	*
Andrés Velasco Brañes		*	*
Daniel Gonzalez		*	*
Marcelo Vieira		*	*
Carlos A. Boero Hughes		*	*
Emilio F. Gnecco		*	*
Walter Marcelo Sanchez		*	*
Mario José Ramón Imbrosciano		*	*
Leonardo Berridi		*	*
Ezequiel Garbers		*	*
Renato Junqueira		*	*
Total Directors and Executve Officers	5,877,509		4.72%

*	Beneficially owns less than 1% based on the total number of outstanding shares.

(1)	The address of Al Gharrafa Investment Company is C/O Intertrust Corporate Services (Cayman) Limited, 190 Elgin Street, George Town, Grand Cayman, KY1-9005, Cayman Islands.
(2)	The address of Stichting Pensioenfonds Zorg en Welzijn is P.O. BOX 4001 NL-3700 KA Zeist The Netherlands.
(3)	The address of Soros Fund Management LLC is 250 west 55th st., New York, New York 10019.

(4) The address of Jennison Associates LLC is 466 Lexington Avenue, New York, NY 10017.

As of April 13, 2016, 94,887,233 shares, representing 78.1% of our outstanding common shares were held by United States record holders.

B.	RELATED PARTY TRANSACTIONS

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

On March 21, 2016, we completed an underwritten secondary offering of 12.0 million common shares of Adecoagro offered by our shareholders Quantum Partners LP and Geosor Corpration, at a price per share to the public of $11.70 pursuant to the effective shelf registration statement described in the previous paragraph.

Advisory Service Agreement

On November 18, 2014 Adecoagro Vale do Ivinhema S.A., a Brazilian subsidiary of the company, executed an Advisory Service Agreement with Mirante Consultoria Ltda., an affiliate of Mr. Marcelo Vieira (director of the company) for a term of 12 months, and extended for four additional more months. As consideration for the provision of advisory services under the agreement, Adecoagro Vale do Ivinhema S.A. will pay Mirante Consultoria Ltda. R$ 59,463 per month, which equals an aggregate amount of R$ 951,408 for the term of the agreement.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

Item 8.	Financial Information

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION.

See Item 18. Financial Statements and page F-1 through F-85 for our Consolidated Financial Statements.

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

In Argentina and Brazil we are engaged in several legal proceedings, including tax, social security, labor, civil, environmental, administrative and other proceedings, for which we have established provisions in an aggregate amount of $2.3 million as of December 31, 2015. In addition, there are currently certain legal proceedings pending in which we are involved for which we have not established provisions. In the opinion of our management, the ultimate disposition of any threatened or pending matters, either individually or on a combined basis, will not have a material adverse effect on our combined financial condition, liquidity, or results of operations other than as described below.

The Brazilian government filed a tax enforcement action against UMA to demand excise taxes (Imposto sobre Produtos Industrializados, or “IPI”), or a federal value-added tax on industrial products, in the amount of approximately $4.4 million. We have obtained a favorable initial decision from the lower court, which accepted our argument on procedural grounds based on the Brazilian government’s loss of its procedural right to demand the IPI debts. Currently, the case is under review by an appellate court following the appeal filed by the Brazilian government. We have not made any provision for this claim based on legal counsel’s view that the risk of an unfavorable decision in this matter is remote. If this proceeding is decided adversely to us, our results of operations and financial condition may be materially adversely affected.

José Valter Laurindo de Castilhos, Companhia Rio de Janeiro Agropecuária Ltda. and other former owners of the Rio de Janeiro and Conquista Farms have filed suit against us for the payment of a supplementary amount of approximately $29.7 million, as well as indemnity for moral and material damages, as a result of the alleged breach of the purchase agreement entered into by the parties. The lower court ruled in our favor, allowing us to keep possession of the Rio de Janeiro Farm. This decision has been appealed by Mr. Castilhos to the Superior Court of Justice (“Superior Tribunal de Justiça”). The Brazilian Superior Court of Justice considerate the case groundless but this decision can be appealed by Mr. Castilhos. We have not made any provision for this claim based on legal counsel’s view that the risk of an unfavorable decision in this matter is remote. If this proceeding is decided adversely to us, our results of operations and financial condition may be materially adversely affected.

The INCRA conducted an investigation to determine the falsehood of the CCIR delivered to us by the former owner of Rio de Janeiro Farm (the “Farm”) back in January 2005 when we acquired the Farm. The INCRA also conducted an investigation related to the cadeia dominial of the Farm to determine the correct chain of ownership through the successive transfers of ownership of the Farm, in order to confirm that the destaque publico occurred or that the State does not have interest in claiming ownership. No irregularity was found that could jeopardize the acquisition deed or affect the ownership of the Farm, in both proceedings. We are currently waiting for INCRA to close such records.

With respect to legal proceedings in which the Company is a plaintiff, in September 2013, Marfrig Argentina S.A., (“Marfrig Argentina”), an Argentine subsidiary of Marfrig Alimentos S.A. (“Marfrig Alimentos") a Brazilian Company, notified the Group of its intention to early terminate the lease for grazing land agreement entered into with the Group in December 2009. The termination of the lease agreement was effective in the fourth quarter of 2013. The Group filed an arbitration proceeding against Marfrig Argentina and Marfrig Alimentos in 2014 seeking $23 million claiming, which include unpaid invoices for a total amount of $1.1 million and indemnification up to $22.0 million for early termination of the grazing land lease. As of the date of this annual report, the proceedings were continuing.

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

Our common shares have been listed on the NYSE under the symbol “AGRO” since January 28, 2011. As of the date of this report, our issued share capital amounts to $183,572,723, represented by 122,381,815 (of which 1,289,803 were treasury shares as of December 31, 2015) shares with a nominal value of $1.50 each. All issued shares are fully paid up.

The table below sets forth, for the period indicated, the reported high and low closing prices for our common shares listed on the NYSE.

Full Financial Quarters Since Listing	High	Low
January 28, 2011 to March 31, 2011	$13.50	$11.00
Second Quarter 2011	13.47	10.27
Third Quarter 2011	11.97	8.62
Fourth Quarter 2011	9.72	7.42
Fiscal Year Ended December 31, 2011	13.50	7.42
First Quarter 2012	11.05	8.03
Second Quarter 2012	10.81	8.51
Third Quarter 2012	10.80	9.33
Fourth Quarter 2012	9.91	8.56
Fiscal Year Ended December 31, 2013	11.05	8.03
First Quarter 2013	9.56	7.69
Second Quarter 2013	7.94	6.05
Third Quarter 2013	7.65	6.22
Fourth Quarter 2013	8.37	7.46
Fiscal Year Ended December 31, 2014	9.56	6.05
First Quarter 2014	8.16	7.01
Second Quarter 2014	9.95	8.13
Third Quarter 2014	10.25	8.80
Fourth Quarter 2014	9.44	8.19

Last 6 Months	High	Low

November 2015	11.30	10.60
December 2015	12.45	10.58
January 2016	12.00	11.03
February 2016	12.34	11.14
March 2016	13.22	11.39
April 2016 (to April 13, 2016)	11.45	10.83

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

Our common shares have been listed on the NYSE under the symbol “AGRO” since January 28, 2011. See “—A. Offer and Listing Details.”

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

Item 10.	Additional Information

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

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

On March 27, 2015, Adecoagro commenced a series of transactions for the purpose of transfering the domicile of Adecoagro LP to Luxembourg. In connection with the Adecoagro LP redomiciliation, Adecoagro merged IFH into Adecoagro LP with Adecoagro LP as the surviving entity and Adecoagro GP S.à r.l., a société à responsibilitié limitée organized under the laws of Luxembourg, became the general partner of Adecoagro LP on April 1, 2015. Also on April 1, 2015, Adecoagro completed the redomiciliation of Adecoagro LP (Delaware) out of Delaware to Luxembourg and Adecoagro LP, without dissolution or liquidation, continued its corporate existence as Adecoagro LP S.C.S., a société en commandite simple organized under Luxembourg law, effective April 2, 2015. For a detailed description of the Adecoagro LP redomiciliation please see “Item 4. Information on the Company—A. History and Development of the Company—History. Since that date the affairs of Adecoagro LP S.C.S. have been governed by its by-laws and Luxembourg law.

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

Share Capital

As of December 31, 2015 our issued share capital amounted to $183,572,722.50, represented by 122,381,815 shares in issue (of which 1,289,376 were treasury shares) with a nominal value of $1.50 each. All issued shares are fully paid up.

As of December 31, 2015 there were 121,092, 439 common shares outstanding.

We have an authorized unissued share capital of $3,000,000,000, including the issued share capital as of December 31, 2015 of $183,572,722.50 and are authorized to issue up to 2,000,000,000 shares of a nominal value of $1.50 each (taking into account the shares issued as of December 31, 2015) out of such authorized share capital. Our unissued share capital as of December 31, 2015 is $2,816,427,277.50.

Our articles of incorporation authorize the board of directors to issue shares within the limits of the authorized un-issued share capital at such times and on such terms as the board or its delegates may decide for a period commencing on January 10, 2011 and ending on the date five years after the date that the minutes of the shareholders’ meeting approving such authorization have been published in the Luxembourg official gazette. Such publication occurred on April 22, 2011. On April 20 2016 the extraordinary meeting of shareholders approved the renewal of the authorized un-issued share capital for a period of five more years ending on the fifth anniversary of the day of the publication of the minutes of the meeting in the Luxembourg official gazette (unless it is extended, amended or renewed and we currently intend to seek renewals and/or extensions as required from time to time). Accordingly, the board may issue shares up to the number of authorized un-issued shares pursuant to the above until the latter date against contributions in cash, contributions in kind or by way of incorporation of available reserves at such times and on such terms and conditions, including the issue price, as the board of directors or its delegate(s) may in its or their discretion resolve and the general meeting of shareholders dated January 10, 2011 has waived and has authorized the board of directors to waive, suppress or limit, any pre-emptive subscription rights of shareholders provided for by law to the extent it deems such waiver, suppression or limitation advisable for any issue or issues of shares within the authorized share capital.

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

Under Luxembourg law, existing shareholders benefit from a preemptive subscription right on the issuance of shares for cash consideration. However, our shareholders have, in accordance with Luxembourg law, authorized the board to suppress, waive or limit any preemptive subscription rights of shareholders provided by law to the extent the board deems such suppression, waiver or limitation advisable for any issuance or issuances of shares within the scope of our authorized unissued share capital. Such shares may be issued above, at or below market value (down to zero) as well as by way of incorporation of available reserves and premium for a period ending on the fifth anniversary of the date of the publication of the notarial deed recording the minutes of the extraordinary general shareholders’ meeting of January 10, 2011 in the Luxembourg official gazette (which occurred on April 22, 2011). On April 20 2016 the extraordinary meeting of shareholders approved the renewal of the authorized un-issued share capital for a period of five more years ending on the fifth anniversary of the day of the publication of the minutes of the meeting in the Luxembourg official gazette (unless it is extended, amended or renewed and we currently intend to seek renewals and/or extensions as required from time to time).

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

We may appoint registrars in different jurisdictions, each of whom may maintain a separate register for the shares entered in such register. We have appointed Computershare as our New York registrar and transfer agent, and all shares and shareholders have been transferred from the register held at our registered office to the register held on our behalf by Computershare as our registrar and transfer agent. The holders of our shares may elect to be entered in one of the registers and to be transferred from time to time from one register to another register provided that our board of directors may however impose transfer restrictions for shares that are registered, listed, quoted, dealt in, or have been placed in certain jurisdictions in compliance with the requirements applicable therein. The transfer to the register kept at the Company’s registered office may always be requested by a shareholder.

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

We have currently an authorized unissued share capital of $3,000,000,000, including the issued share capital as of December 31, 2015 of $183,572,722.50, and are authorized to issue up to 2,000,000,000 shares of a nominal value of $1.50 each (taking into account the shares already issued) out of such authorized share capital. As of December 31, 2015 the un-issued share capital was $2,816,427,277.50. Our board has been authorized to issue shares within the limits of the authorized un-issued share capital at such times and on such terms as the board or its delegates may decide for a period commencing on January 10, 2011 and ending on the date five years after the date that the minutes of the shareholders’ meeting approving such authorization have been published in the Luxembourg official gazette. The publication occurred on April 22, 2011. On April 20 2016 the extraordinary meeting of shareholders approved the renewal of the authorized un-issued share capital for a period of five more years ending on the fifth anniversary of the day of the publication of the minutes of the meeting in the Luxembourg official gazette (unless it is extended, amended or renewed and we currently intend to seek renewals and/or extensions as required from time to time) Accordingly, the board may issue shares up to the total number of authorized un-issued shares until the latter date against contributions in cash, contributions in kind or by way of incorporation of available reserves at such times and on such terms and conditions, including the issue price, as the board of directors or its delegate(s) may in its or their discretion resolve while waiving, suppressing or limiting, any pre-emptive subscription rights of shareholders provided for by law to the extent it deems such waiver, suppression or limitation advisable for any issue or issues of shares within the authorized share capital.

Our articles provide that no fractional shares may be issued.

Our shares have no conversion rights and there are no redemption or sinking fund provisions applicable to our common shares.

Preemptive Rights

Unless limited or cancelled by the board of directors as described above, holders of our shares have a pro rata preemptive right to subscribe for any new shares issued for cash consideration. Our articles provide that, in the event of an increase of the issued share capital by the board of directors within the limits of the authorized un-issued share capital, preemptive rights can be waived, suppressed or limited by the board of directors for a period ending on April 22, 2016. Such period was extended in the extraordinary meeting of shareholders held on April 20, 2016 for five more years, ending on the fifth anniversary of the day of the publication of the minutes of the meeting in the Luxembourg official gazette

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

A share buy-back program was approved by the board of directors of the Company on September 12, 2013 to acquire up to 5% of the total outstanding share capital of the Company to be held as treasury shares (the “Buy-Back Program”). The Buy-Back Program wasimplemented in compliance with the authorization granted by the general meeting of the Company, any applicable law, rules or regulations described above and the following limits approved by the board of directors of the Company. The Buy Back Program was approved for a period of 12 months from September 23, 2014 (the date of its announcement) or until reaching the maximum number of shares authorized under the Buy Back Program, whatever occurs first, and renewal by decision of the Board of Directors on August 11, 2015 for a period of 12 months ending on September 23, 2016 or until reaching the maximum number of shares authorized under the Program, whatever occurs first. Buy Back Program is conducted under Open Market Transactions, in reliance on the “safe harbour” from liability for manipulation provided by Rule 10b-18 of the Securities Exchange Act.

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

In 1991, the Argentine Convertibility Law established a fixed exchange rate according to which the Argentine Central Bank was statutorily obliged to sell U.S. dollars to any individual at a fixed exchange rate of Ps.1.00 per $1.00. In 2001 Argentina experienced a period of severe political, economic and social crisis, and on January 6, 2002, the Argentine congress enacted the Public Emergency Law abandoning more than ten years of fixed Peso-U.S. dollar parity. After devaluing the Peso and setting the official exchange rate at Ps.1.40 per $1.00, on February 11, 2002, the Argentine government allowed the Peso to float. The shortage of U.S. dollars and their heightened demand caused the Peso to further devaluate significantly in the first half of 2002. The Argentine Central Bank may indirectly affect this market through its active participation. Due to the deterioration of the economic and financial situation in Argentina during 2001 and 2002, in addition to the abandonment of the Peso-U.S. dollar parity, the Argentine government established a number of monetary and currency exchange control measures, including a partial freeze on bank deposits, the suspension on payments of its sovereign foreign debt, restrictions on the transfer of funds out of, or into, Argentina, and the creation of the Single Free Foreign Exchange Market (“Mercado Único y Libre de Cambios”, or the “FX Market”) through which all purchases and sales of foreign currency must be made. Although since 2003 these restrictions have been progressively eased to some extent, as a consequence of the increase of the demand in Argentina for U.S. dollars and the capital flow out of Argentina, the Argentine government imposed during 2011 some additional restrictions on the transfer of funds from Argentina and reduced the time required to comply with the mandatory transfer of funds into Argentina.

Recently, the newly elected government has introduced substantial changes to the foreign exchange restrictions reverting some of the measures adopted since 2011, providing greater flexibility and access to the foreign exchange market. The following restrictions that could affect our Argentine operations still remain in effect:

(1) Argentine entities have access to the FX Market for the purchase of foreign currency and its transfer abroad for, among other things:

(a) Making payments of principal on foreign financial indebtedness at maturity or less than 10 days in advance of the stated maturity to the extent that the proceeds of the foreign indebtedness have remained in Argentina at least during the Waiting Period (as defined below) or, for indebtedness incurred as of December 17, 2015, to make partial or full payments more than 10 days in advance of the stated maturity, provided that, certain requirements are met. For new indebtedness incurred as from December 17, prepayments prior to 10 days in advance can be made provided that funds were transferred into Argentina through the FX Market and that the Waiting Period was duly complied with;

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

(2) Argentine entities are no longer required to transfer into Argentina and sell for Pesos through the FX Market the proceeds from foreign financial indebtedness. However, the transfer and sale of the funds through the FX Market and compliance with the Waiting Period (as defined below) will be required in order for the debtor to access the FX Market to purchase foreign currency and to transfer it abroad to repay principal or interest. A reasonable interpretation of recent regulations is that it is also no longer necessary to transfer into Argentina and sell for Pesos through the FX Market proceeds from foreign indebtedness qualifying as pre-export financing under the rules of the Argentine Central Bank;

(3) Argentine entities are required to transfer into Argentina and sell for Pesos in the FX Market all foreign currency proceeds from exports of goods within the periods established by the Ministry of Economy and the Argentine Central Bank. Until February 4, 2016, Argentine law, including Communication “A” 5264 of the Argentine Central Bank, as amended, required Argentine residents to transfer the foreign currency proceeds received for services rendered to non-Argentine residents into a local account with a domestic financial institution and to convert those proceeds into Argentine pesos through the FX Market, which is administered by the Argentine Central Bank within 15 business days from the date the foreign currency proceeds are collected. As from February 4, 2016, foreign currency proceeds received for services rendered to non-Argentine residents still have to be transferred to Argentina, but they no longer need to be converted into Pesos through the FX Market. However, this benefit is limited to $2,000,000 per month, and for every non-converted Dollar, the possibility to form external assets (i.e. purchase foreign currency bills) is reduced accordingly;

(4) No payments on new foreign financial indebtedness (other than debt securities issued under a primary public offering and listed in self-regulated markets and indebtedness with multilateral and bilateral credit institutions and official credit agencies granted to Argentine residents directly through related agencies) or their renewals or extensions can be made by any means before a 120-day term (or in the case of financial indebtedness granted or renewed before December 17, 2015, a 360-day term) has elapsed from the date on which the proceeds of the new foreign indebtedness have been transferred into Argentina and converted into Pesos through the FX Market, or from the date of their renewal or extension (the “Waiting Period”) unless the transaction qualifies for an exemption;

(5) Until December, 17 2015, upon their transfer into Argentina and sale for Pesos through the FX Market, 30% of the proceeds of foreign financial indebtedness had to be deposited in a non-interest bearing and non- transferrable bank account in U.S. dollars with an Argentine financial entity for a term of 365 days (the “Mandatory Deposit”). The Mandatory Deposit was applicable to the following transactions, among others and unless an exception applied: (i) incurrence of foreign indebtedness; (ii) offerings involving primary or secondary offerings of capital stock or debt securities issued by companies domiciled in Argentina which are not listed on self-regulated markets, to the extent they do not constitute direct investments (i.e., less than 10% of capital stock); (iii) non- residents’ portfolio investments made for the purpose of holding Argentine currency and assets and liabilities in the financial and non-financial private sector in excess of $5,000 per calendar month, to the extent that such investments are not the result of primary subscriptions of debt securities issued pursuant to a public offering and listed in self-regulated markets and/or primary subscriptions of capital stock of companies domiciled in Argentina issued pursuant to a public offering and listed in self regulated markets; (iv) non-residents’ portfolio investments made for the purpose of purchasing any right in securities in the secondary market issued by the public sector; (v) non-residents’ portfolio investments made for the purpose of purchasing primary offers of Central Bank securities issued in primary offerings; (vi) inflows of funds to the Argentine foreign exchange market derived from the sale of foreign portfolio investments of Argentine residents within the private sector in an amount in excess of $2.0 million per calendar month; and (vii) any inflow of funds to the Argentine foreign exchange market made for the purpose of primary offers of bonds and other securities issued by a trust, whether or not issued pursuant to a public offering and whether or not they are listed in self-regulated markets, to the extent that the funds to be used for the purchase of any of the underlying assets would be subject to the non-interest bearing deposit requirement. On December 18, 2015 through Resolution No. 3/2015, the Minister of Treasury and Public Finance reduced the Mandatory Deposit percentage to 0%. Thus, the Mandatory Deposit no longer applies to the inflow of funds to Argentina.

(6) Since December 17, 2015, Argentine residents (both individuals and legal entities) are allowed to access to the FX Market to purchase foreign exchange currency without prior approval from the Central Bank or the AFIP with respect to the following type of transactions: real estate investments abroad, loans granted to non-Argentine residents, Argentine residents’ contributions of direct investments abroad, portfolio investment of Argentine natural persons abroad, certain other investments abroad of Argentine residents, portfolio investments of Argentine legal entities abroad, purchases of foreign currency bills to be held in Argentina, as well as purchases of traveler checks. The aggregate amount of foreign currency allowed to be purchased through the FX Market for all the above mentioned transactions shall not exceed $2,000,000 per calendar month in the aggregate, in all the institutions authorized to trade in the foreign exchange market.

(7) Non-Argentine residents require prior Argentine Central Bank approval to purchase foreign currency in the FX Market, unless the transaction qualifies for an exemption. The Argentine Central Bank has established the following exemptions: (i) without limitation on the amount, for the total amounts collected in Argentina under the sale and liquidation of a “direct investment” in Argentina (i.e. sale of real property, sale of equity holdings, capital reduction and reimbursement of capital contributions in an Argentine company where the investor holds more than 10% of the aggregate equity) provided that as of December 17, 2015, it is no longer required to prove that the investment funds were originally transferred and settled in the FX Market; and (ii) without limitation on the amount, [for amounts collected under portfolio investments (including interest) and/or resulting from the sale of such portfolio investments (i.e. stock portfolio and stockholdings in local companies, investment in mutual investment funds and local trusts, purchases of bank credit portfolios, investments in local bonds issued in Argentine Pesos and purchases of other local credits), provided that investment funds were originally transferred and settled through the FX Market.]

In both cases, prior to December 17, 2015, a 365-day waiting period applied. After December 17, 2015, this waiting period is no longer applicable to direct investments and was reduced to a 120 days for portfolio investments.

E.	TAXATION

MATERIAL LUXEMBOURG TAX CONSIDERATIONS FOR HOLDERS OF COMMON SHARES

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

Luxembourg resident corporate holders

Capital gains realized upon the disposal of shares by a fully taxable resident corporate holder will in principle be subject to corporate income tax and municipal business tax. The combined applicable rate (including an unemployment fund contribution) is 29.22% for the fiscal year ending 2013 for a corporate holder established in Luxembourg-City. An exemption from such taxes may be available to the holder pursuant to article 166 of the Luxembourg Income Tax Law subject to the fulfilment of the conditions set forth therein. The scope of the capital gains exemption can be limited in the cases provided by the Grand Ducal Decree of December 21, 2001.

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

A corporate non-Luxembourg Holder (that is, an entity within the meaning of Article 159 of the Luxembourg Income Tax Law), which has a permanent establishment, a permanent representative or a fixed place of business in Luxembourg to which shares are attributable, will bear corporate income tax and municipal business tax on a gain realized on a disposal of such shares as set forth above for a Luxembourg corporate holder. However, gains realized on the sale of the shares may benefit from the full exemption provided for by Article 166 of the Luxembourg Income Tax Law and by the Grand Ducal Decree of December 21, 2001 subject in each case to fulfilment of the conditions set out therein.

A corporate non-Luxembourg Holder, which has no permanent establishment in Luxembourg to which the shares are attributable, will bear corporate income tax on a gain realized on a disposal of such shares under the same conditions applicable to an individual non-Luxembourg Holder, as set out above.

Tax regime applicable to distributions

Withholding tax

Distributions imputed for tax purposes on newly accumulated profits are subject to a withholding tax of 15%. The rate of the withholding tax may be reduced pursuant to double tax avoidance treaty existing between Luxembourg and the country of residence of the relevant holder, subject to the fulfilment of the conditions set forth therein.

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

Net wealth tax is levied annually at the rate depending on the amount the net wealth of enterprises resident in Luxembourg or, a reduced rate of 0.05% for the portion of the net wealth exceeding EUR 500 million, as determined for net wealth tax purposes (i.e. 0.5% on an amount up to EUR 500 million and 0.05% on the amount of taxable net wealth exceeding EUR 500 million). The shares may be exempt from net wealth tax subject to the conditions set forth by Paragraph 60 of the Law of October 16, 1934 on the valuation of assets (Bewertungsgesetz), as amended.

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

Material U.S. Federal Income Tax Consideration for U.S-. Holder

The following is a discussion of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of our common shares. This discussion applies only to beneficial owners of common shares that are “U.S. Holders” (as defined below), who purchase our common shares pursuant to this offering and that hold our common shares as “capital assets” for U.S. federal income tax purposes (generally, property held for investment). This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, (the “Code”), final, temporary and proposed Treasury regulations, administrative pronouncements and judicial decisions, all as currently in effect and all of which are subject to change (possibly with retroactive effect) and to differing interpretations.

This discussion does not address all U.S. federal income tax considerations that may be relevant to a particular holder based on its particular circumstances, and you are urged to consult your own tax advisor regarding your specific tax situation. For example, the discussion does not address the tax considerations that may be relevant to U.S. Holders in special tax situations, such as:

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

This discussion does not address the alternative minimum tax consequences of holding common shares or the indirect consequences to holders of equity interests in partnerships or other entities that own our common shares. Moreover, this discussion does not address the state, local and foreign tax consequences of holding our common shares, or any aspect of U.S. federal tax law (such as the estate, generation-skipping and gift tax or the Medicare tax on net investment income) other than U.S. federal income taxation.

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

If a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partnership considering the purchase of our common shares, and partners in such a partnership, should consult their own tax advisors.

You should consult your own tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of purchase, ownership and disposition of our common shares in your particular circumstances.

Passive Foreign Investment Company (“PFIC”) Rules

U.S. Holders generally will be subject to a special, potentially adverse tax regime that would differ in certain respects from the tax treatment described below if we are, or were to become, a PFIC for U.S. federal income tax purposes.

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

Although the determination of whether a corporation is a PFIC is made annually, and thus may be subject to change, we do not believe that we were a PFIC for U.S. federal income tax purposes for our most recently completed taxable year, nor that we will be one for our current taxable year and we do not currently expect to become one in the foreseeable future. The remainder of this discussion assumes that we are not a PFIC.

Dividends

Distributions with respect to our common shares (other than certain pro rata distributions of common shares) will, to the extent made from our current or accumulated earnings and profits as determined under U.S. federal income tax principles, constitute dividends for U.S. federal income tax purposes. We do not currently maintain calculations of our earnings and profits under U.S. federal income tax principles. Unless and until these calculations are made, distributions should be presumed to be taxable dividends for U.S. federal income tax purposes. As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

Cash dividends (including amounts withheld on account of foreign taxes) paid with respect to our common shares generally will be includible in the gross income of a U.S. Holder as ordinary income on the day on which the dividends are received by the U.S. Holder. Dividends with respect to our common shares will not be eligible for the dividends received deduction allowed to corporations.

Subject to certain exceptions for short-term and hedged positions, certain non-corporate U.S. Holders, including individuals, may be entitled to preferential rates of taxation with respect to “qualified dividends” paid by qualified foreign corporations. A foreign corporation will be treated as a qualified foreign corporation with respect to dividends paid by that corporation on common shares that are readily tradable on an established securities market in the United States. As our shares are listed on the New York Stock Exchange, we believe dividends paid by us will be eligible for these preferential rates. There can, however, be no assurance that our common shares will be considered readily tradable on an established securities market in the future. A qualified foreign corporation also includes foreign corporations eligible for the benefits of certain income tax treaties with the United States. If, as we anticipate, we are eligible for the benefits of the income tax treaty between Luxembourg and the United States, dividends paid on our common shares would be eligible for preferential rates of taxation without regard to the trading status of our common shares. Holders should consult their own tax advisors regarding the availability of the preferential rates of taxation with respect to dividends in light of their own particular situations, including related restrictions and special rules.

The amount of any cash dividend paid in foreign currency will equal the U.S. dollar value of the dividend, calculated by reference to the exchange rate in effect on the date the distribution is received, regardless of whether the payment is in fact converted to U.S. dollars at that time. A U.S. Holder should not recognize any foreign currency gain or loss in respect of such distribution if such foreign currency is converted into U.S. dollars on the date received. If the foreign currency is not converted into U.S. dollars on the date received, however, gain or loss may be recognized upon a subsequent sale or other disposition of the foreign currency. Such foreign currency gain or loss, if any, generally will be U.S.-source ordinary income or loss.

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

Capital gain or loss, if any, realized by a U.S. Holder on the sale, exchange or other taxable disposition of a common share generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. Consequently, in the case of a disposition of a common share that is subject to Luxembourg or other foreign income tax imposed on the gain, the U.S. Holder may not be able to benefit from the foreign tax credit for that foreign income tax (i.e., because the income or loss on the disposition would be U.S. source). Alternatively, the U.S. Holder may take a deduction for the foreign income tax if such holder does not take a credit for any foreign income tax during the taxable year.

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

Certain U.S. Holders who hold interests in “specified foreign financial assets” (as defined in Section 6038D of the Code) are generally required to file an IRS Form 8938 as part of their U.S. federal income tax returns to report their ownership of such specified foreign financial assets, which may include our common shares, if the total value of those assets exceeds certain thresholds. Financial assets that are held through a U.S. financial institution are not subject to this reporting requirement. Investors who fail to report this required information could become subject to substantial penalties. In addition, in the event a U.S. Holder that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. U.S. Holders are encouraged to consult with their own tax advisors regarding their tax reporting obligations.

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

a) Disclosure Controls and Procedures

Our company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, of the effectiveness of our disclosure controls and procedures as of December 31, 2015. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on this evaluation, our company’s Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective as of December 31, 2015.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedure may deteriorate. The Company, with the participation of its Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015.

We assessed the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2015. In making this assessment, management used the criteria established in “Internal Control — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). As a result of this assessment, the Company’s management has determined that the Company’s internal control over financial reporting was effective as of December 31, 2015.

c) Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2015 has been audited by Price Waterhouse & Co S.R.L, an independent registered public accounting firm, our independent auditor, as stated in their report which is included herein at page F-2 of our Consolidated Financial Statements.

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

	For the year ended December 31,
	(in thousands of $)
	2015	2014
Audit Fees (1)	1,208	1,546
Tax fees (2)	-	61
Total	1,208	1,607

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our consolidated financial statements and internal control over financial reporting of the Company, the statutory financial statements of the Company and its subsidiaries, and any other audit services required for the SEC or other regulatory filings.

(2)	"Tax fees" includes fees for permitted tax compliance and tax advisory services rendered by our principal auditors.

During the fiscal year ended December 31, 2015 and 2014, no audit-related fees were provided by our principal auditors.

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

Item 16D.    Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

	(a) Total Number of Shares (Units) Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that may yet be Purchased Under the Plans or Programs
09/01/2013 - 09/30/2013	55,899	7.52	55,899	6,063,192
10/01/2013 - 10/31/2013	74,676	7.61	74,676	5,988,516
11/01/2013 - 11/30/2013	59,273	7.88	59,273	5,929,243
12/01/2013 -12/31/2013	464,606	7.84	464,606	5,464,637
01/01/2014/ - 01/31/2014	785,517	7.71	785,517	4,679,120
02/01/2014 - 02/28/2014	903,875	7.71	903,875	3,775,245
03/01/2014 - 03/31/2014	74,992	7.84	74,992	3,700,253
08/01/2015 - 08/31/2015	2,747	7.98	2,747	3,678,318
09/01/2014 - 09/30/2014	37,052	7.93	37,052	3,384,496
10/01/2014 - 10/31/2014	448	7.99	448	3,380,918
Total	2,459,085	7.74	2,459,085

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

Item 16H.    Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

We have responded to Item 18 in lieu of responding to this item.

Item 18.	Financial Statements.

See pages F-1 through F-90 of this annual report.

Item 19.	Exhibits

Exhibit Number	Description
1.1	Amended and Restated Articles of Association of Adecoagro S.A. dated May 22, 2013. Filed as Exhibit 1.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2013 filed with the Securities and Exchange Commission on April 30, 2014 and incorporated by reference herein.

4.1	Loan Agreement, dated December 19, 2008, between Adeco Agropecuaria S.A., Pilagá S.R.L. and Inter-American Development Bank, previously filed as exhibit 10.1 to the Company’s registration statement on Form F-1 (File No. 333-171683) filed with the Securities and Exchange Commission on January 13, 2011 (“Form F-1”) and incorporated by reference herein.

4.2	First Amendment Offer to Loan Agreement, dated February 20, 2009, between Adeco Agropecuaria S.A., Pilagá S.R.L. and Inter-American Development Bank, previously filed as exhibit 10.2 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.3	Second Amendment Offer to Loan Agreement, dated December 29, 2009, between Adeco Agropecuaria S.A., Pilagá S.R.L. and Inter-American Development Bank, previously filed as exhibit 10.3 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.4	Third Waiver Request to Loan Agreement, dated March 30, 2010, between Adeco Agropecuaria S.A., Pilagá S.R.L. and Inter-American Development Bank, previously filed as exhibit 10.4 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.5	Fourth Amendment Offer to Loan Agreement, dated May 14, 2010, between Adeco Agropecuaria S.A., Pilagá S.R.L. and Inter-American Development Bank, previously filed as exhibit 10.5 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.6	Fifth Amendment Offer to Loan Agreement, dated November 8, 2010, between Adeco Agropecuaria S.A., Pilagá S.R.L. and Inter-American Development Bank, previously filed as exhibit 10.37 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.7	Amendment Offer to Loan Agreement, dated March 24, 2011, between Adeco Agropecuaria S.A., Pilagá S.R.L. and Inter-American Development Bank, previously filed as Exhibit 4.7 to the Company’s annual report on Form 20-F for the year ended December 31, 2011 and incorporated herein by reference.

4.8	Amendment Offer 02/2011 to Loan Agreement, dated November 9, 2011, between Adeco Agropecuaria S.A., Pilagá S.A. and Inter-American Development Bank, previously filed as Exhibit 4.8 to the Company’s annual report on Form 20-F for the year ended December 31, 2011 and incorporated herein by reference.

4.9	Senior Secured Loan Facility, dated July 28, 2010, between Angélica Agroenergia Ltda. and Deutsche Bank AG, London Branch, previously filed as exhibit 10.6 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.10	Export Prepayment Financing Agreement, dated July 13, 2007, between Angélica Agroenergia Ltda. and a syndicate of banks, previously filed as exhibit 10.7 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.11	First Amendment to Export Prepayment Financing Agreement, dated March 4, 2010, between Angélica Agroenergia Ltda. and a syndicate of banks, previously filed as exhibit 10.8 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.12	English translation of Financing Agreement through BNDES Repasse, dated February 1, 2008, between Adeco Brasil Participações S.A. and a syndicate of banks, previously filed as exhibit 10.9 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.13	English translation of First Amendment to Financing Agreement BNDES Repasse, dated July 1, 2008, between Angélica Agroenergia Ltda. and a syndicate of banks, previously filed as exhibit 10.10 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.14	English translation of Second Amendment to Financing Agreement BNDES Repasse, dated March 4, 2010, between Angélica Agroenergia Ltda. and a syndicate of banks, previously filed as exhibit 10.11 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.15	English translation of Credit Facility, dated July 30, 2010, between Angélica Agroenergia Ltda. and Banco do Brasil S.A., previously filed as exhibit 10.12 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.16	Unit Issuance Agreement, dated February 16, 2006, between International Farmland Holdings LLC and Usina Monte Alegre S.A., previously filed as exhibit 10.13 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.17	Share Purchase and Sale Agreement, dated February 16, 2006, between International Farmland Holdings LLC and Usina Monte Alegre S.A., previously filed as exhibit 10.14 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.18	Right of First Offer Agreement, dated February 16, 2006, between International Farmland Holdings LLC and Usina Monte Alegre S.A., previously filed as exhibit 10.15 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.19	Supply Offer Letter for milk, dated November 7, 2007, between La Lácteo S.A. and Adeco Agropecuaria S.R.L., previously filed as exhibit 10.16 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.20	Amendment to Supply Offer Letter for milk, dated February 1, 2010, between La Lácteo S.A. and Adeco Agropecuaria S.R.L., previously filed as exhibit 10.17 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.21	Commercial Contract for sugar, dated March 23, 2010, between Angélica Agroenergia Ltda. and Bunge International Commerce Ltd., previously filed as exhibit 10.18 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.22	Amendment to Commercial Contract for sugar, dated June 17, 2010, between Angélica Agroenergia Ltda. and Bunge International Commerce Ltd., previously filed as exhibit 10.19 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.23	English translation of Consignment Contract, dated February 19, 2000, between Molinos Ala S.A. (currently Pilagá S.R.L.) and Establecimiento Las Marías S.A.C.I.F.A., previously filed as exhibit 10.20 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.24	English translation of Sale Agreement, dated July 8, 2009, between Pilagá S.R.L. and Galicia Warrants S.A., previously filed as exhibit 10.21 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.25	English translation of Mortgage, dated July 8, 2009, between Pilagá S.R.L. and Galicia Warrants S.A., previously filed as exhibit 10.22 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.26	English translation of Reserve Power Agreement, dated February 6, 2009, between Angélica Agroenergia Ltda. and Câmara de Comercialização de Energia Elétrica, previously filed as exhibit 10.23 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.27	English translation of Energy Purchase Contract, dated January 19, 2009, between Usina Monte Alegre Ltda. and Cemig Geração e Transmissão S.A., previously filed as exhibit 10.24 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.28	English translation of Energy Distribution Contract, dated June 3, 2008 between Angélica Agroenergia Ltda. and Empresa Energética do Mato Grosso do Sul., previously filed as exhibit 10.25 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.29	English translation of First Amendment to Energy Distribution Contract, dated April 6, 2009 between Angélica Agroenergia Ltda. and Empresa Energética do Mato Grosso do Sul., previously filed as exhibit 10.26 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.30	English translation of Second Amendment to Energy Distribution Contract, dated May 1, 2010 between Angélica Agroenergia Ltda. and Empresa Energética do Mato Grosso do Sul., previously filed as exhibit 10.27 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.31	English translation of Sale Agreement for cattle, dated December 14, 2009, between Adeco Agropecuaria S.A. and Quickfood S.A., previously filed as exhibit 10.29 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.32	English translation of First Amendment to Sale Agreement for cattle, dated December 16, 2009, between Adeco Agropecuaria S.A. and Quickfood S.A., previously filed as exhibit 10.30 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.33	English translation of Second Amendment to Sale Agreement for cattle, dated December 17, 2009, between Adeco Agropecuaria S.A. and Quickfood S.A., previously filed as exhibit 10.31 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.34	English translation of Stock Purchase Agreement, dated August 23, 2010, between Kadesh Hispania, S.L., Leterton España, S.L. and Dinaluca S.A., previously filed as exhibit 10.32 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.35	Form of Registration Rights Agreement between Adecoagro S.A. and certain shareholders, previously filed as exhibit 10.33 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.36	Second Amendment to Export Prepayment Financing Agreement, dated December 14, 2010, between Angélica Agroenergia Ltda. and a syndicate of banks, previously filed as exhibit 10.38 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.37	English translation of Third Amendment to Financing Agreement BNDES Repasse, dated December 14, 2010, between Angélica Agroenergia Ltda. and a syndicate of banks, previously filed as exhibit 10.39 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.38	English translation of First Amendment to Credit Facility, dated December 18, 2010, between Angélica Agroenergia Ltda. and Banco do Brasil S.A., previously filed as exhibit 10.40 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.39	Stock Subscription Agreement, dated January 6, 2011, between Adecoagro S.A. and Al Gharrafa Investment Company, previously filed as exhibit 10.41 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.40	English translation of Promise to Sell, dated December 21, 2010, between Kelizer S.C.A. and Las Mesetas S.A., previously filed as exhibit 4.40 to the Company’s Annual Report on Form 20- for fiscal year-end 2010 and incorporated by reference herein.

4.41	English translation of Stock Purchase Agreement, dated August 18, 2011, between Kadesh Hispania, S.L., Leterton España, S.L. and Compañía Agroforestal de Servicios y Mandatos S.A., previously filed as Exhibit 4.41 to the Company’s annual report on Form 20-F for the year ended December 31, 2011 and incorporated herein by reference.

4.42	English translation of Stock Purchase Agreement, dated August 19, 2011, between Kadesh Hispania, S.L., Leterton España, S.L. and Simoneta S.A., previously filed as Exhibit 4.42 to the Company’s annual report on Form 20-F for the year ended December 31, 2011 and incorporated herein by reference.

4.43	Export Prepayment Facility, dated November 5, 2014 by and among Adecoagro Vale do Ivinhema S.A., Adecoagro Brasil Participacoes S.A., Usina Monte Alegre Ltda., ING Captal LLC, Rabobank Curacao N.V., ING Bank N.V., ING BANK N.V. Sao Paulo Branch and other Lenders party thereto, previously filed as Exhibit 4.43 to the Company’s Annual Report on Form 20-F for fiscal year-end 2014 and incorporated by reference herein.

8.1	Subsidiaries of Adecoagro S.A. as of April 30, 2015.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Cushman & Wakefield Argentina S.A.

15.2	Consent of Price Waterhouse & Co. S.R.L.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Adecoagro S.A.

/s/ Mariano Bosch
Name: Mariano Bosch
Title: Chief Executive Officer

Date: April 27, 2016

Adecoagro S.A.

Consolidated Financial Statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013

Report of Independent Registered Public Accounting Firm

To the Shareholders of

Adecoagro S.A.

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of income, comprehensive income, changes in shareholders’s equity and cash flows present fairly, in all material respects, the financial position of Adecoagro S.A. and its subsidiaries at December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting”. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

April 27, 2016

PRICE WATERHOUSE & CO. S.R.L.

by /s/ Marcelo de Nicola  (Partner)

Marcelo de Nicola

F - 3

Legal information

Denomination: Adecoagro S.A.

Legal address: Vertigo Naos Building, 6, Rue Eugène Ruppert, L-2453, Luxembourg

Company activity: Agricultural and agro-industrial

Date of registration: June 11, 2010

Expiration of company charter: No term defined

Number of register (RCS Luxembourg): B153.681

Capital stock: 122,381,815 common shares (of which 1,289,803 are treasury shares)

F - 4

Adecoagro S.A.

Consolidated Statements of Financial Position

as of December 31, 2015 and 2014

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2015	2014

ASSETS
Non-Current Assets
Property, plant and equipment, net	6	540,218	776,905
Investment property	7	4,796	6,675
Intangible assets, net	8	16,661	23,778
Biological assets	9	253,005	286,044
Investments in joint ventures	10	-	2,752
Deferred income tax assets	22	60,857	45,597
Trade and other receivables, net	13	21,795	50,590
Other assets		651	587
Total Non-Current Assets		897,983	1,192,928
Current Assets
Biological assets	9	46,265	55,188
Inventories	14	77,703	104,919
Trade and other receivables, net	13	145,011	164,526
Derivative financial instruments	12	4,849	7,966
Cash and cash equivalents	15	198,894	113,795
Total Current Assets		472,722	446,394
TOTAL ASSETS		1,370,705	1,639,322

SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	17	183,573	183,573
Share premium	17	937,674	933,044
Cumulative translation adjustment		(567,133)	(395,804)
Equity-settled compensation		16,631	16,735
Cash flow hedge	3	(137,911)	(43,064)
Treasury shares		(1,936)	(2,840)
Reserve from the sale of non-controlling interests in subsidiaries	16	41,574	25,508
Retained earnings		62,923	45,644

Equity attributable to equity holders of the parent		535,395	762,796
Non-controlling interest		7,335	7,589
TOTAL SHAREHOLDERS EQUITY		542,730	770,385
LIABILITIES
Non-Current Liabilities
Trade and other payables	20	1,911	2,391
Borrowings	21	483,651	491,324
Deferred income tax liabilities	22	15,636	39,635
Payroll and social liabilities	23	1,236	1,278
Derivatives financial instruments	12	119	39
Provisions for other liabilities	24	1,653	2,013
Total Non-Current Liabilities		504,206	536,680
Current Liabilities
Trade and other payables	20	53,731	83,100
Current income tax liabilities		962	76
Payroll and social liabilities	23	22,153	27,315
Borrowings	21	239,688	207,182
Derivative financial instruments	12	6,575	13,860
Provisions for other liabilities	24	660	724
Total Current Liabilities		323,769	332,257
TOTAL LIABILITIES		827,975	868,937
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		1,370,705	1,639,322

The accompanying notes are an integral part of these consolidated financial statements.

F - 5

Adecoagro S.A.

Consolidated Statements of Income

for the years ended December 31, 2015, 2014 and 2013

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2015	2014	2013

Sales of manufactured products and services rendered	25	490,619	513,127	425,307
Cost of manufactured products sold and services rendered	26	(321,998)	(335,442)	(272,261)
Gross Profit from Manufacturing Activities		168,621	177,685	153,046
Sales of agricultural produce and biological assets	25	183,695	209,839	219,317
Cost of agricultural produce sold and direct agricultural selling expenses	26	(183,695)	(209,839)	(219,317)
Initial recognition and changes in fair value of biological assets and agricultural produce		36,869	27,145	(39,123)
Changes in net realizable value of agricultural produce after harvest		14,691	3,401	12,875
Gross Profit / (Loss) from Agricultural Activities		51,560	30,546	(26,248)
Margin on Manufacturing and Agricultural Activities Before Operating Expenses		220,181	208,231	126,798
General and administrative expenses	26	(48,425)	(52,695)	(53,352)
Selling expenses	26	(70,268)	(78,864)	(68,069)
Other operating income, net	28	31,066	11,977	49,650
Share of loss of joint venture	10	(2,685)	(924)	(219)
Profit from Operations Before Financing and Taxation		129,869	87,725	54,808
Finance income	29	9,150	7,291	7,234
Finance costs	29	(116,890)	(86,472)	(98,916)
Financial results, net	29	(107,740)	(79,181)	(91,682)
Profit / (Loss) Before Income Tax		22,129	8,544	(36,874)
Income tax (expense) / benefit	22	(3,754)	(6,106)	9,277
Profit / (Loss) for the Year from Continuing Operations		18,375	2,438	(27,597)
Profit for the Year from discontinued operations		-	-	1,767
Profit / (Loss) for the Year		18,375	2,438	(25,830)

Attributable to:
Equity holders of the parent		17,133	2,518	(25,828)
Non-controlling interest		1,242	(80)	(2)

Earnings / (Loss) per share from continuing and discontinued operations attributable to the equity holders of the parent during the year:
Basic earnings per share	30
From continuing operations		0.142	0.021	(0.226)
From discontinued operations		-	-	0.014
Diluted earnings per share	30
From continuing operations		0.140	0.021	(0.226)
From discontinued operations		-	-	0.014

The accompanying notes are an integral part of these consolidated financial statements.

F - 6

Adecoagro S.A.

Consolidated Statements of Comprehensive Income

for the years ended December 31, 2015, 2014 and 2013

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	2015	2014	2013

Profit / (Loss) for the year	18,375	2,438	(25,830)
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	(178,719)	(100,203)	(129,575)
Cash flow hedge (Note 3)	(94,851)	(27,287)	(15,787)
Other comprehensive (loss) for the year	(273,570)	(127,490)	(145,362)
Total comprehensive (loss) for the year	(255,195)	(125,052)	(171,192)

Attributable to:
Equity holders of the parent	(252,924)	(124,586)	(171,172)
Non-controlling interest	(2,271)	(466)	(20)

Total comprehensive income attributable to owners of the parent arising from:
Continuing operations	(252,924)	(124,586)	(172,939)
Discontinued operations	-	-	1,767

The accompanying notes are an integral part of these consolidated financial statements.

F - 7

Adecoagro S.A.

Consolidated Statements of Changes in Shareholders’ Equity

for the years ended December 31, 2015, 2014 and 2013

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

F - 8

Adecoagro S.A.

Consolidated Statements of Changes in Shareholders’ Equity

for the years ended December 31, 2015, 2014 and 2013

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		Attributable to equity holders of the parent
	Share Capital (Note 17)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Cash flow hedge (*)	Other reserves	Treasury shares	Reserve from the sale of non- controlling interests in subsidiaries	Retained Earnings	Subtotal	Non- controlling Interest	Total Shareholders’ Equity

Balance at January 1, 2014	183,573	939,072	(311,807)	17,352	(15,782)	(161)	(961)	-	43,018	854,304	45	854,349
Profit for the year	-	-	-	-	-	-	-	-	2,518	2,518	(80)	2,438
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	-	-	(99,822)	-	-	-	-	-	-	(99,822)	(381)	(100,203)
Cash flow hedge	-	-	-	-	(27,282)	-	-	-	-	(27,282)	(5)	(27,287)
Total comprehensive income for the year	-	-	(99,822)	-	(27,282)	-	-	-	2,518	(124,586)	(466)	(125,052)

Employee share options (Note 18)
- Value of employee services	-	-	-	308	-	-	-	-	-	308	-	308
- Exercised	-	955	-	(326)	-	-	210	-	-	839	-	839
- Forfeited	-	-	-	(108)	-	-	-	-	108	-	-	-
Restricted shares (Note 18):										-		-
- Value of employee services	-	-	-	3,559	-	-	-	-	-	3,559	-	3,559
- Vested	-	3,444	-	(4,050)	-	160	446	-	-	-	-	-
- Forfeited	-	-	-	-	-	1	(1)	-	-	-	-	-
Purchase of own shares (Note 17)	-	(10,427)	-	-	-	-	(2,534)	-	-	(12,961)	-	(12,961)
Sale of non-controlling interests in subsidiaries (Note 16)	-	-	15,825	-	-	-	-	25,508	-	41,333	8,010	49,343
Balance at December 31, 2014	183,573	933,044	(395,804)	16,735	(43,064)	-	(2,840)	25,508	45,644	762,796	7,589	770,385

(*) Net of 14,149 of Income Tax.

The accompanying notes are an integral part of these consolidated financial statements.

F - 9

Adecoagro S.A.

Consolidated Statements of Changes in Shareholders’ Equity

for the years ended December 31, 2015, 2014 and 2013

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		Attributable to equity holders of the parent
	Share Capital (Note 15)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Cash flow hedge (*)	Treasury shares	Reserve from the sale of non- controlling interests in subsidiaries	Retained Earnings	Subtotal	Non- Controlling Interest	Total Shareholders’ Equity

Balance at January 1, 2015	183,573	933,044	(395,804)	16,735	(43,064)	(2,840)	25,508	45,644	762,796	7,589	770,385
Profit for the period	-	-	-	-	-	-	-	17,133	17,133	1,242	18,375
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	-	-	(175,210)	-	-	-	-	-	(175,210)	(3,509)	(178,719)
Cash flow hedge (*)	-	-	-	-	(94,847)	-	-	-	(94,847)	(4)	(94,851)
Other comprehensive income for the year	-	-	(175,210)	-	(94,847)	-	-	-	(270,057)	(3,513)	(273,570)
Total comprehensive income for the year	-	-	(175,210)	-	(94,847)	-	-	17,133	(252,924)	(2,271)	(255,195)

Employee share options (Note 18):
- Value of employee services	-	-	-	-	-	-	-	-	-	-	-
- Exercised	-	1,786	-	(603)	-	316	-	-	1,499	-	1,499
- Forfeited	-	-	-	(146)	-	-	-	146	-	-	-
Restricted shares (Note 18):
- Value of employee services	-	-	-	4,396	-	-	-	-	4,396	-	4,396
- Vested	-	3,103	-	(3,751)	-	648	-	-	-	-	-
- Forfeited	-		-	-	-	-	-	-	-	-	-
Purchase of own shares (Note 17)	-	(259)	-	-	-	(60)	-	-	(319)	-	(319)
Sale of non-controlling interests in subsidiaries (Note 16)	-	-	3,881	-	-	-	16,066	-	19,947	2,017	21,964
Balance at December 31, 2015	183,573	937,674	(567,133)	16,631	(137,911)	(1,936)	41,574	62,923	535,395	7,335	542,730

(*) Net of 49,106 of Income Tax.

The accompanying notes are an integral part of these consolidated financial statements.

F - 10

Adecoagro S.A.

Consolidated Statements of Cash Flows

for the years ended December 31, 2015, 2014 and 2013

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2015	2014	2013
Cash flows from operating activities:
Profit / (Loss) for the year		18,375	2,438	(25,830)
Adjustments for:
Income tax expense / (benefit)		3,754	6,106	(9,277)
Depreciation	6	70,682	89,147	68,934
Amortization	8	585	509	468
Gain from disposal of farmlands and other assets	28	(7,914)	-	(26,434)
Gain from the disposal of other property items	28	(721)	(985)	(670)
Gain from the sale of subsidiaries	28	-	-	(1,967)
Equity settled share-based compensation granted	27	4,396	3,867	3,803
Gain from derivative financial instruments and forwards	28,29	(17,686)	(6,548)	(266)
Interest and other financial expense, net	29	43,822	50,941	45,192
Initial recognition and changes in fair value of non harvested biological assets (unrealized)	5	(16,850)	15,783	53,456
Changes in net realizable value of agricultural produce after harvest (unrealized)	5	(4,406)	(1,134)	292
Provision and allowances		(79)	355	768
Share of loss from joint venture	10	2,685	924	(219)
Foreign exchange losses, net	29	23,423	9,246	21,087
Cash flow hedge – transfer from equity	29	32,700	12,031	2,560
Discontinued operations	11	-	-	(1,767)
Subtotal		152,766	182,680	130,130
Changes in operating assets and liabilities:
Decrease / (Increase) in trade and other receivables		1,590	(38,622)	(35,464)
Increase in inventories		(10,025)	(22,027)	(27,624)
Increase in biological assets		(10,342)	(5,418)	(347)
(Increase) / Decrease in other assets		(871)	21	690
Increase in derivative financial instruments		25,880	4,493	8,123
(Decrease) / Increase in trade and other payables		(9,871)	6,390	23,718
Increase in payroll and social security liabilities		4,996	6,253	3,504
Increase / (Decrease) in provisions for other liabilities		21	(179)	(233)
Net cash generated from operating activities before taxes paid		154,144	133,591	102,497
Income tax paid		(230)	(458)	(417)
Net cash generated from operating activities		153,914	133,133	102,080

The accompanying notes are an integral part of these consolidated financial statements.

F - 11

Adecoagro S.A.

Consolidated Statements of Cash Flows (Continued)

for the years ended December 31, 2015, 2014 and 2013

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2015	2014	2013
Cash flows from investing activities:
Purchases of property, plant and equipment		(97,752)	(207,712)	(128,726)
Purchases of intangible assets	8	(1,203)	(2,098)	(1,376)
Purchase of cattle and planting cost of non-current biological assets		(48,856)	(110,998)	(96,487)
Interest received	29	8,201	7,068	6,882
Proceeds from sale of property, plant and equipment		1,303	1,024	2,594
Proceeds from sale of farmland and other assets	16	12,610	-	31,052
Proceeds from disposal of subsidiaries	16	-	1,318	12,078
Investment in joint ventures	10	-	(1,372)	(4,164)
Payment of seller financing arising on subsidiaries acquired		-	(684)	(1,555)
Proceeds from sales of financial assets	16	-	-	13,066
Discontinued operations	11	-	-	5,100
Loans to joint venture		(8,082)	-	-
Net cash used in investing activities		(133,779)	(313,454)	(161,536)

Cash flows from financing activities:
Net proceeds from the sale of non-controlling interest in subsidiaries	16	21,964	49,343	-
Proceeds from equity settled shared-based compensation exercised		1,259	839	100
Proceeds from long-term borrowings	21	299,343	180,048	322,763
Payments of long-term borrowings	21	(165,455)	(177,027)	(113,750)
Interest paid		(48,438)	(48,899)	(45,972)
Proceeds from short-term borrowings	21	211,045	152,216	42,188
Payments of short-term borrowings	21	(208,309)	(70,239)	(95,556)
Payment of derivatives financial instruments		(18,676)	-	-
Purchase of own shares	17	(320)	(12,992)	(5,102)
Net cash generated from financing activities		92,413	73,289	104,671
Net increase / (decrease) in cash and cash equivalents		112,548	(107,032)	45,215
Cash and cash equivalents at beginning of year		113,795	232,147	218,809
Effect of exchange rate changes on cash and cash equivalents		(27,449)	(11,320)	(31,877)
Cash and cash equivalents at end of year		198,894	113,795	232,147

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

These consolidated financial statements have been approved for issue by the Board of Directors on March 15, 2016.

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

(a) Standards, amendments and interpretations to existing standards effective and adopted by the Group in 2015

The following standards, amendments and interpretations to existing standards have been published and were mandatory for the Group as of January 1, 2015:

All the amendments to the standards IAS 32, ‘Financial instruments: Presentation’ – Offsetting financial assets and financial liabilities, IAS 36, ‘Impairment of assets’ – Recoverable amount disclosures for non-financial assets and IAS 39, ‘Financial instruments: Recognition and measurement’ – Novation of derivatives and continuation of hedge accounting have been analyzed by the Company. The application of these standards did not materially affect the Group’s financial position or results of operations.

Other standards, amendments and interpretations which are effective for the financial year beginning on 1 January 2015 are not material to the Group.

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

(b) Standards, amendments and interpretations to existing standards that are not yet effective

Below is a description of the standards, amendments and interpretations issued by the IASB to existing standards that have been issued and are mandatory for the Group’s fiscal periods beginning after January 1, 2015 and which have not been early adopted by the Group:

In May 2014, the IASB issued IFRS 15, “Revenue from contracts with customers”, which deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18 ‘Revenue’ and IAS 11 ‘Construction contracts’ and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2018 and earlier application is permitted. The Group has not yet assessed the potential impact IFRS 15 may have on the financial position and results of operations of the Group.

In June 2014, the IASB made amendments to IAS 16 Property, Plant and Equipment and IAS 41 Agriculture which distinguish bearer plants from other biological assets. Bearer plants are solely used to grow produce over their productive lives and are seen to be similar to an item of machinery. They will therefore now be accounted for under IAS 16. However, agricultural produce growing on bearer plants will remain within the scope of IAS 41 and continue to be measured at fair value less cost to sell. The amendments shall be applied for annual periods beginning on or after January 1, 2016, with earlier application permitted.

The Group’s sugarcane and coffee plantations qualify as bearer plants under the new definition in IAS 41. As required under IAS 8, the change in accounting policy will be applied retrospectively. As a consequence, the sugarcane planting and coffee plantations will be reclassified to property, plant and equipment and measured at amortized cost and depreciated over their useful life on straight-line basis, effective January 1, 2016 and comparative figures will be retrospectively revised accordingly. The Group will adopt the transitional rule which allows companies to apply fair value of bearer plants as their deemed cost as of January 1, 2014.

However, agricultural produce growing on sugarcane and coffee plantations will remain under the line biological asset and continue to be measured at fair value less cost to sell.

These amendments will result in changes in accounting policies and adjustments to the amounts and the results of the operations recognized in the financial statements as of and for the years ended December 31, 2015 and 2014, as follows:

The accompanying notes are an integral part of these consolidated financial statements.

F - 14

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.1.	Basis of preparation and presentation (continued)

Statements of Income (extracts)

	2015 (Previously stated)	Increase/ (Decrease)	2015 (Revised)	2014 (Previously stated)	Increase/ (Decrease)	2014 (Revised)
Cost of manufactured products sold and services rendered	(321,998)	(52,093)	(374,091)	(335,442)	(60,044)	(395,486)
Change in fair value of biological assets	36,869	18,630	55,499	27,145	75,016	102,161
Profit / (Loss) before income tax	22,129	(33,463)	(11,334)	8,544	14,972	23,516
Income tax (expense) / benefit	(3,754)	11,377	7,623	(6,106)	(5,090)	(11,196)
Profit / (Loss) for the period	18,375	(22,086)	(3,711)	2,438	9,882	12,320
Attributable to:
Equity holders of the parent	17,133	(22,086)	(4,953)	2,518	9,882	12,400
Non-controlling interests	1,242	-	1,242	(80)	-	(80)
	18,375	(22,086)	(3,711)	2,438	9,882	12,320
Basic earnings per share	0.142	(0.183)	(0.041)	0.021	0.082	0.104
Diluted earnings per share	0.140	(0.181)	(0.040)	0.021	0.081	0.102

Balance sheet (extracts)

	31 December 2015 (Prev. stated)	Increase/ (Decrease)	31 December 2015 (Revised)	1 January 2015 (Prev. stated)	Increase/ (Decrease)	1 January 2015 (Revised)
Biological assets	299,270	(183,861)	115,409	341,232	(213,478)	127,754
Property, plant and equipment	540,218	155,940	696,158	776,905	213,602	990,507
Deferred tax assets	60,857	6,915	67,772	45,597	(4,186)	41,411
Inventories	77,703	7,583	85,286	104,919	12,187	117,106
Total assets	978,048	(13,423)	964,625	1,268,653	8,125	1,276,778

Retained earnings	62,923	(12,204)	50,719	45,644	9,882	55,526
Cumulative Translation Adjustment	(567,133)	(1,219)	(568,352)	(395,804)	(1,757)	(397,561)
Total equity	542,730	(13,423)	529,307	770,385	8,125	778,510

In July 2014 the IASB published the final version of IFRS 9 Financial Instrument which replaces earlier versions of IFRS 9 and completes the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. It includes requirements on the classification and measurement of financial assets and liabilities, as well as an expected credit losses model that replaces the current incurred loss impairment model. The standard is effective for accounting periods beginning on or after January 1, 2018. Early adoption is permitted. The Group has not yet assessed IFRS 9’s full impact on the financial position and results of operations of the Group.

The accompanying notes are an integral part of these consolidated financial statements.

F - 15

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.1.	Basis of preparation and presentation (continued)

In September 2014, the IASB issued the amendments to IFRS 10, “Consolidated financial statements” and IAS 28, “Investments in associates and joint ventures”, which addresses an acknowledged inconsistency between the requirements of both standards in dealing with the sale or contribution of assets between an investor and its associate or joint venture. These amendments must be applied on annual periods beginning on or after January 1, 2016. The Group is currently assessing the impact these amendments may have on the financial position and results of operations of the Group.

In January 2016, the IASB finished its long-standing project on lease accounting and published IFRS 16, ‘Leases’, which replaces the current guidance in IAS 17. This will require far-reaching changes in accounting by lessees in particular. The standard applies to annual periods beginning on or after 1 January 2019, with earlier application permitted if IFRS 15, ‘Revenue from Contracts with Customers’, is also applied. The Group has not yet assessed the potential impact IFRS 16 may have on the financial position and results of operations of the Group.

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

Under the equity method of accounting, interests in joint ventures are initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition of profits or losses and movements in other comprehensive income, respectively. When the share of losses of an investee equals or exceeds the carrying amount of an investment the Group discontinue applying the equity method, the investment is reduced to zero and does not record additional losses. If the investee subsequently reports net income, the Group would resume applying the equity method only after its share of that net income equals the share of net losses not recognized during the period the equity method was suspended.

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

Goodwill represents future economic benefits arising from assets that are not capable of being individually identified and separately recognized by the Group on an acquisition. Goodwill is computed as the excess of the consideration over the fair value of the Group’s share of net assets of the acquired subsidiary undertaking at the acquisition date and is allocated to those cash generating units expected to benefit from the acquisition for the purpose of impairment testing. Goodwill arising on the acquisition of subsidiaries is included within “Intangible assets” on the statement of financial position.

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

Goodwill

For the purpose of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash flows, known as cash-generating units. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. Impairment losses recognized for goodwill cannot be reversed in a subsequent period. Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted (see Note 4 (a) for details).

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

F - 23

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.14.	Derivative financial instruments and hedging activities (continued)

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

The Group enters into contracts, which require the Group to sell commodities in accordance with the Group's expected sales. These contracts do not qualify as derivatives. These contracts are not recognized until at least one of the parties has performed under the agreement. However, when the contracts are onerous, the Group recognizes the present obligation under the contracts as a provision included within “Provision and other liabilities” in the statement of financial position. Losses under these onerous contracts are recognized within “Other operating income, net” in the statement of income.

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

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) effective in the countries where the Group’s subsidiaries operate and generate taxable income.

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

The Group’s agro-industrial activities comprise the selling of manufactured products (i.e. industrialized rice, milk-related products, ethanol, sugar, energy, among others). These sales are measured at the fair value of the consideration received or receivable, net of returns and allowances, trade and other discounts, and sales taxes, as applicable. Revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, and there is no continuing management involvement with the goods. Transfers of risks and rewards vary depending on the individual terms of the contract of sale.

The Group also provides certain agricultural-related services such as grain warehousing/conditioning and other services, e.g. handling and drying services. Revenue from services is recognized as services are provided.

The Group leases owned farmland property to third parties under operating lease agreements. Rental income is recognized on a straight-line basis over the period of the lease.

The Group is a party to a 10-year power agreement for the sale of electricity which expires in 2018. The delivery period starts in May and ends in November of each year. The Group is also a party to two 15-year power agreements which delivery period starts in March and ends in December of each year, these two agreements will expire in 2024 and 2025, respectively. Prices under all the agreements are adjusted annually for inflation. Revenue related to the sale of electricity under these two agreements is recorded based upon output delivered.

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

	2015
	Subsidiaries’ functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Argentine Peso	(7,513)	-	-	-	(7,513)
Brazilian Reais	-	(174,145)	-	-	(174,145)
US Dollar	(61,256)	(376,757)	32,560	95,251	(310,202)
Uruguayan Peso	-	-	(1,083)	-	(1,083)
Total	(68,769)	(550,902)	31,477	95,251	(492,943)

	2014
	Subsidiaries’ functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Argentine Peso	(24,585)	-	-	-	(24,585)
Brazilian Reais	-	(348,760)	-	-	(348,760)
US Dollar	(55,098)	(241,033)	28,603	85,165	(182,363)
Uruguayan Peso	-	-	(753)	-	(753)
Total	(79,683)	(589,793)	27,850	85,165	(556,461)

The Group’s analysis shown on the tables below is carried out based on the exposure of each functional currency subsidiary against the US dollar. The Group estimated that, other factors being constant, a hypothetical 10% appreciation of the US dollar against the respective functional currencies for the years ended December 31, 2015 and 2014 would have decreased the Group’s Profit Before Income Tax for the year. A 10% depreciation of the US dollar against the functional currencies would have an equal and opposite effect on the income statement. A portion of this effect would have been recognized as other comprehensive income since a portion of the Company’s borrowings was used as cash flow hedge of the foreign exchange rate risk of a portion of its highly probable future sales in US dollars (see Hedge Accounting - Cash Flow Hedge below for details).

The accompanying notes are an integral part of these consolidated financial statements.

F - 28

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

	Functional currency
Net monetary position	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
2015 US Dollar	(6,126)	(37,676)	3,256	-	(40,546)
2014 US Dollar	(5,510)	(24,103)	2,860	-	(26,753)

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

Principal amounts of long-term borrowings (non-derivative financial instruments) and notional values of foreign currency forward contracts (derivative financial instruments) were designated as hedging instruments. These instruments are exposed to Brazilian Reais/ US dollar foreign currency risks related to the operations in Brazil and to Argentine Peso/ US dollar foreign currency risks related to the operations in Argentina. As of December 31, 2015 and 2014, approximately 28,4% and 20.3%, respectively, of projected sales qualify as highly probable forecast transactions for hedge accounting purposes and were designated as hedged items.

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

The Company expects that the cash flows will occur and affect profit or loss between 2016 and 2020.

For the year ended December 31, 2015, a total amount before income tax of US$ 176,657 was recognized in other comprehensive income and an amount of US$ (32,700) loss was reclassified from equity to profit or loss within “Financial results, net”.

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

Prudent liquidity risk management includes managing the profile of debt maturities and funding sources close oversight of cash flows projections, maintaining sufficient cash, and ensuring the availability of funding from an adequate amount of committed credit facilities and the ability to close out market positions. The Group's ability to fund its existing and prospective debt requirements is managed by maintaining diversified funding sources with adequate available funding lines from high quality lenders; and reaching to have long-term financial facilities.

As of December 31, 2015, cash and cash equivalents of the Group totaled US$ 198.9 million, which could be used for managing liquidity risk.

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

At 31 December 2015	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 Years	Total
Trade and other payables	48,177	566	1,062	283	50,088
Borrowings (excluding finance lease liabilities)	275,690	176,673	372,656	66,689	891,708
Finance leases	224	39	16	-	279
Derivative financial instruments	6,575	119	-	-	6,694
Total	330,666	177,397	373,734	66,972	948,769

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

The Group’s interest rate risk arises from long-term borrowings. Borrowings issued at floating rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The interest rate profile of the Group's borrowings is set out in Note 21.

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

The analysis for the year ended December 31, 2015 and 2014 is as follows:

	2015
	Subsidiaries’ functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
Fixed rate:
Argentine Peso	3,125	-	-	3,125
Brazilian Reais	-	145,114	-	145,114
US Dollar	58,378	20,362	-	78,740
Subtotal Fixed-rate borrowings	61,503	165,476	-	226,979
Variable rate:
Brazilian Reais	-	48,231	-	48,231
US Dollar	13,180	434,670	-	447,850
Subtotal Variable-rate borrowings	13,180	482,901	-	496,081
Total borrowings as per analysis	74,683	648,377	-	723,060
Finance leases	279	-	-	279
Total borrowings as per statement of financial position	74,962	648,377	-	723,339

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

For the years ended December 31, 2015 and 2014, if interest rates on floating-rate borrowings had been 1% higher with all other variables held constant, the Group’s Profit Before Income Tax for the years would have decreased as shown below. A 1% decrease in interest rates would have an equal and opposite effect on the income statement.

	2015
	Subsidiaries’ functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
Variable rate:
Brazilian Reais	-	(482)	-	(482)
US Dollar	(132)	(4,347)		(4,479)
Total effects on Profit Before Income Tax	(132)	(4,829)	-	(4,961)

	2014
	Subsidiaries’ functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
Variable rate:
Brazilian Reais	-	(1,294)	-	(1,294)
US Dollar	(262)	(2,066)	-	(2,328)
Total effects on Profit Before Income Tax	(262)	(3,360)	-	(3,622)

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

The Group sells manufactured products, agricultural products and offers services to a large base of customers. Type and class of customers may differ depending on the Group’s business segments. For the years ended December 31, 2015 and 2014, more than 95% and 94%, respectively, of the Group’s sales of crops were sold to 95 and 41 well-known customers (both multinational and local) with good credit history with the Group. In the Sugar, Ethanol and Energy segment, sales of ethanol were concentrated in 25 and 15 customers, which represented 96% and 79% of total sales of ethanol for the years ended December 31, 2015 and 2014, respectively. Approximately 82% and 96% of the Group’s sales of sugar were concentrated in 13 and 6 well-known traders for the years ended December 31, 2015 and 2014, respectively. The remaining 18% and 25%, which mainly relates to “crystal sugar”, were dispersed among several customers. In 2015 and 2014, energy sales are 96% and 86% concentrated in 5 major customers. In the dairy segment, 92% and 72% of the sales were concentrated in 14 and 9 well-known customers in 2015 and 2014, respectively.

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

The Group is exposed to counterparty credit risk on cash and cash equivalent balances. The Group holds cash on deposit with a number of financial institutions. The Group manages its credit risk exposure by limiting individual deposits to clearly defined limits. The Group only deposits with high quality banks and financial institutions. The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents in the statement of financial position. As of December 31, 2015 and 2014, the total amount of cash and cash equivalents mainly comprise cash in banks and short-term bank deposits. The Group is authorized to transact with banks rated “BBB+” or higher. As of December 31, 2015 and 2014, 3 and 2 banks (primarily HSBC, Rabobank and ING) accounted for more than 86% and 87%, respectively, of the total cash deposited. The remaining amount of cash and cash equivalents relates to cash in hand. Additionally, during the year ended December 31, 2015, the Group invested in fixed-term bank deposits with mainly two banks (Banco do Brasil and HSBC) and also entered into derivative contracts (currency forward). The Group does not have investment in securities or other financial instruments for which risk may have increased due to the financial credit crisis. The Group’s exposure of credit risk arising from cash and cash equivalents is set out in Note 15.

The accompanying notes are an integral part of these consolidated financial statements.

F - 33

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

The Group’s primary objective for holding derivative financial instruments is to manage currency exchange rate risk, interest rate risk and commodity price risk. The Group generally enters into derivative transactions with high-credit-quality counterparties and, by policy, limits the amount of credit exposure to any one counterparty based on an analysis of that counterparty's relative credit standing. The amounts subject to credit risk related to derivative instruments are generally limited to the amounts, if any, by which counterparty's obligations exceed the obligations with that counterparty.

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

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, it may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt. Consistent with others in the industry, the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as total debt (including current and non-current borrowings as shown in the consolidated statement of financial position, if applicable) divided by total capital. Total capital is calculated as equity, as shown in the consolidated statement of financial position, plus total debt. During the year ended December 31, 2015, the strategy was to maintain the gearing ratio within 0.45 to 0.60, as follows:

	2015	2014
Total Debt	723,339	698,506
Total Equity	542,730	770,385
Total Capital	1,266,069	1,468,891
Gearing Ratio	0.57	0.48

•	Derivative financial instruments

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

F - 34

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

The following tables show the outstanding positions for each type of derivative contract as of the date of each statement of financial position:

▪	Futures/ options

As of December 31, 2015:

	2015
Type of derivative contract	Quantities (thousands) (**)	Notional amount	Fair Value Asset/ (Liability)	(Loss)/Gain (*)
Futures:
Sale
Corn	115	18,870	2,089	2,090
Soybean	183	49,721	1,546	1,546
Sugar	103,592	34,353	(2,685)	5,910
Ethanol	2,400	885	(10)	10
OTC:
Sugar	24,892	9,241	(2,041)	2,021
Options:
Buy put
Soybean	12	210	228	18
Sugar	25,146	1,704	837	819
Sell call
Sugar	25,095	736	(1,300)	570
Sell put
Sugar	9,601	372	(182)	(188)
Total	191,036	116,092	(1,518)	12,796

As of December 31, 2014:

	2014
Type of derivative contract	Quantities (thousands) (**)	Notional amount	Fair Value Asset/ (Liability)	(Loss)/Gain (*)
Futures:
Sale
Corn	192	28,269	(2,556)	(2,556)
Soybean	231	71,207	(439)	(439)
Wheat	20	3,879	(244)	(244)
Sugar	155,103	58,965	5,691	(3,814)
Options:
Buy put
Corn	16	780	437	(343)
Sugar	50,803	18,028	681	(693)
Sell call
Corn	13	(360)	(289)	71
Total	206,378	180,768	3,281	(8,018)

(*) Included in the line item “Gain from commodity derivative financial instruments” of Note 28.

(**) All quantities expressed in tons except otherwise indicated.

Commodity future contract fair values are computed with reference to quoted market prices on future exchanges.

The accompanying notes are an integral part of these consolidated financial statements.

F - 35

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

▪	Floating-to-fixed interest rate swaps

In May 2012, the Group entered into a US$ 60 million floating-to-fixed interest rate forward swap expiring November 15, 2016 expecting to hedge against the variability of the cash flows of the new IDB Tranche B facility (see Note 21). The redefined facility comprises a five-year US$ 60 million loan bearing interest at 180-day LIBOR plus 4.45% per annum (fixed interest rate: 5.70%).

The Group did not apply hedge accounting to any of these agreements. As of December 31, 2015 and 2014, the Group recorded a liability of US$ 0.01million and US$ 0.07 million, respectively, the estimated fair value of the outstanding swaps at those dates.

▪	Foreign currency floating-to-fixed interest rate swap

In June 2012 the Group's subsidiary in Brazil, Adecoagro Vale do Ivinhema entered into a Reais 230 million syndicated loan with Rabobank International Brasil, BGT Pactual, HSBC and Votorantim. The loan bears interest at a variable rate of CDI plus 3.60% per annum. At same moment and with same banks, the Company entered into a swap operation, which intention is to effectively convert the  principal amount and interest rate denominated in Reais, to a principal amount an interest rate denominated in US$, plus a fixed rate of 7.70% per annum. The swap expired according to the due dates of the loan, until December 2015. As of December 31, 2014, the Group recorded a liability of US$ 9.44 million representing the estimated fair value of the swap as of that date.

In June 2015 the Group's subsidiary in Brazil, Adeco Agropecuária Brasil Ltda entered into an interest rate swap operation with Itaú Unibanco in an aggregate amount of US$ 2.6 million. In this operation Adeco Agropecuária Brasil Ltda receives 16.2% per year, and pays CDI (an interbank floating interest rate in UDS) plus 2.3% per year. The swap expires according to the due dates of the loan, until April 29, 2016. As of December 31, 2015, the Group recorded a liability of US$ 0.01 representing the estimated fair value of the swap as of that date.

In November 2015 the Group's subsidiary in Brazil, Usina Monte Alegre Ltda entered into an interest rate swap operation with Itaú Unibanco in an aggregate amount of US$ 7.7 million. In this operation Usina Monte Alegre Ltda receives 18.8% per year, and pays CDI (an interbank floating interest rate in Reais) plus 2.8% per year. The swap expires according to the due dates of the loan, until November 1, 2018. As of December 31, 2015, the Group recorded a liability of US$ 0.12 representing the estimated fair value of the swap as of that date.

▪	Currency forward

During the years ended December 31, 2014 and 2013, the Group entered into several currency forward contracts with Brazilian banks in order to hedge the fluctuation of the Brazilian Reais against the US Dollar for a total aggregate amount of US$ 25.5 million, and US$ 12.5 million, respectively. The currency forward contract entered in 2014 and outstanding as of December 31, 2014 has maturity date in January 2015. The outstanding contracts as of December 31, 2014 resulted in recognition of a gain of US$ 0.3 million in 2015 and of a gain of US$ 0.2 million in 2014. Gains and losses on currency forward contracts are included within “Financial results, net” in the statement of income. During 2015, the Group had not entered into currency forward contracts.

During the year ended on December 2015, the Group entered into several currency forward contracts with Argentinian banks in order to hedge the fluctuation of the Argentinean peso against US Dollar for a total notional amount of US$ 8.9 million. The currency forward contracts maturity date were in November 2015. The outstanding contracts resulted in the recognition of a loss amounting to US$ 0.12 million in 2015. Gain and losses on currency forward contracts are included within “Financial results, net” in the statement of income.

During the year ended on December 2015, the Group entered into several currency forward contracts in order to hedge the fluctuation of the US Dollar against Euro for a total notional amount of US$ 22.02 million. The currency forward contracts maturity date is between March 2016 and June 2016. The outstanding contracts resulted in the recognition of a loss amounting to US$ 0.2 million in 2015. Gain and losses on currency forward contracts are included within “Financial results, net” in the statement of income.

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

(a) Impairment testing

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

Following initial recognition, goodwill is measured at cost less any accumulated impairment losses, Goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the carrying amount may be impaired. The impairment review requires management to undertake certain judgments, including estimating the recoverable value of the CGU to which the goodwill relates, based on either fair value less costs-to-sell or the value-in-use, as appropriate, in order to reach a conclusion on whether it deems the goodwill is impaired or not.

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

Farmlands may be used for different activities that may generate independent cash flows. When farmlands are used for single activities (i.e. crops), these are considered as one CGU. Generally, each separate farmland business within Argentina and Uruguay are treated as single CGUs. Otherwise, when farmland businesses are used for more than one segment activity (i.e. crops and cattle or rental income), the farmland is further subdivided into two or more CGUs, as appropriate, for purposes of impairment testing. For its properties in Brazil, management identified a farmland together with its related mill as separate CGUs.

Based on these criteria, management identified a total amount of forty CGUs as of September 30, 2015 and thirty-eight CGUs as of September 30, 2014.

As of September 30, 2015 and 2014, there were no impairment indicators on the Company’s long lived assets. Therefore, the Group only tested those CGUs with allocated goodwill in Argentina, Brazil and Uruguay.

CGUs tested based on a fair-value-less-costs-to-sell model at September 30, 2015 and 2014:

As of September 30, 2015, the Group identified 11 CGUs in Argentina and Uruguay (2014: 11 CGUs) to be tested based on this model (all CGUs with allocated goodwill). Estimating the fair value less costs-to-sell is based on the best information available, and refers to the amount at which the CGU could be bought or sold in a current transaction between willing parties. In calculating the fair value less costs-to-sell, management may be assisted by the work of external advisors. When using this model, the Group applies the “sales comparison approach” as its method of valuing most properties. This method relies on results of sales of similar agricultural properties to estimate the value of the CGU. This approach is based on the theory that the fair value of a property is directly related to the selling prices of similar properties.

Fair values are determined by extensive analysis which includes current and potential soil productivity of the land (the ability to produce crops and maintain livestock) projected margins derived from soil use, rental value obtained for soil use, if applicable, and other factors such as climate and location. Farmland ratings are established by considering such factors as soil texture and quality, yields, topography, drainage and rain levels. Farmland may contain farm outbuildings. A farm outbuilding is any improvement or structure that is used for farming operations. Outbuildings are valued based on their size, age and design.

Based on the factors described above, each farm property is assigned different soil classifications for the purposes of establishing a value, Soil classifications quantify the factors that contribute to the agricultural capability of the soil. Soil classifications range from the most productive to the least productive.

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

The following table shows only the 11 CGUs (2014: 11 CGUs) where goodwill was allocated at each period end and the corresponding amount of goodwill allocated to each one:

CGU / Operating segment / Country	September 30, 2015	September 30, 2014
La Carolina / Crops / Argentina	64	20
La Carolina / Cattle / Argentina	22	76
El Orden / Crops / Argentina	97	75
El Orden / Cattle / Argentina	8	43
La Guarida / Crops / Argentina	658	1,152
La Guarida / Cattle / Argentina	536	182
Los Guayacanes / Crops / Argentina	830	929
Doña Marina / Rice / Argentina	2,930	3,275
Huelen / Crops / Argentina	3,283	3,669
El Colorado / Crops / Argentina	1,446	1,616
El Colorado / Cattle / Argentina	211	236
Closing net book value of goodwill allocated to CGUs tested (Note 8)	10,085	11,273
Closing net book value of PPE items and other assets allocated to CGUs tested	54,272	55,014
Total assets allocated to CGUs tested	64,357	66,287

Based on the testing above, the Group determined that none of the CGUs, with allocated goodwill, were impaired at September 30, 2015 and 2014.

CGUs tested based on a value-in-use model at September 30, 2015 and 2014:

As of September 30, 2015, the Group identified 3 CGUs (2014: 3 CGUs) in Brazil to be tested base on this model (all CGUs with allocated goodwill). In performing the value-in-use calculation, the Group applied pre-tax rates to discount the future pre-tax cash flows. In each case, these key assumptions have been made by management reflecting past experience and are consistent with relevant external sources of information, such as appropriate market data. In calculating value-in-use, management may be assisted by the work of external advisors.

The key assumptions used by management in the value-in-use calculations which are considered to be most sensitive to the calculation are:

Key Assumptions	September 30, 2015	September 30, 2014
Financial projections	Covers 4 years for Usina Monte Alegre (“UMA”)	Covers 4 years for UMA
	Cover 7 years for Adecoagro Vale do Ivinhema (“AVI”)	Cover 8 years for AVI
Yield average growth rates	0-1%	0-3%
Future pricing increases	3% per annum	3% per annum
Future cost increases	3% per annum	3% per annum
Discount rates	6.5%	7%
Perpetuity growth rate	2%	4.5%

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

The following table shows only the 3 CGUs where goodwill was allocated at each period end and the corresponding amount of goodwill allocated to each one:

CGU/ Operating segment	September 30, 2015	September 30, 2014
AVI / Sugar, Ethanol and Energy	3,997	6,479
UMA / Sugar, Ethanol and Energy	1,499	2,430
UMA (f.k.a. Alfenas Café Ltda.) / Coffee	623	913
Closing net book value of goodwill allocated to CGUs tested (Note 8)	6,119	9,822
Closing net book value of PPE items and other assets allocated to CGUs tested	402,116	609,266
Total assets allocated to 3 CGUs tested	408,235	619,088

Based on the testing above, the Group determined that none of the CGUs, with allocated goodwill, were impaired at September 30, 2015 and 2014.

Management views these assumptions as conservative and does not believe that any reasonable change in the assumptions would cause the carrying value of these CGU’s to exceed the recoverable amount.

(b) Biological assets

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

(c) Fair value of derivatives and other financial instruments

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

(d) Income taxes

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

Deferred tax assets are reviewed each reporting date and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the asset to be settled. Deferred tax assets and liabilities are not discounted. In assessing the recoverability of deferred tax assets, management considers whether it is probable that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment (see Note 22 for details).

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

The Group operates in three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation.

•	The Group’s ‘Farming’ is further comprised of five reportable segments:

▪	The Group’s ‘Crops’ Segment consists of planting, harvesting and sale of grains, oilseeds and fibers (including wheat, corn, soybeans, cotton and sunflowers, among others), and to a lesser extent the provision of grain warehousing/conditioning and handling and drying services to third parties. Each underlying crop in this segment does not represent a separate operating segment. Management seeks to maximize the use of the land through the cultivation of one or more type of crops. Types and surface amount of crops cultivated may vary from harvest year to harvest year depending on several factors, some of them out of the Group’s control. Management is focused on the long-term performance of the productive land, and to that extent, the performance is assessed considering the aggregated combination, if any, of crops planted in the land. A single manager is responsible for the management of operating activity of all crops rather than for each individual crop.

▪	The Group’s ‘Rice’ Segment consists of planting, harvesting, processing and marketing of rice;

▪	The Group’s ‘Dairy’ Segment consists of the production and sale of raw milk and other dairy products,

▪	The Group’s ‘All Other Segments’ consists of the aggregation of the remaining non-reportable operating segments, which do not meet the quantitative thresholds for disclosure and for which the Group's management does not consider them to be of continuing significance as from January 1, 2014, namely, Coffee and Cattle.

•	The Group’s ‘Sugar, Ethanol and Energy’ Segment consists of cultivating sugarcane which is processed in owned sugar mills, transformed into ethanol, sugar and electricity and marketed;

•	The Group’s ‘Land Transformation’ Segment comprises the (i) identification and acquisition of underdeveloped and undermanaged farmland businesses; and (ii) realization of value through the strategic disposition of assets (generating profits).

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

F - 42

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Segment information (continued)

Segment analysis for the year ended December 31, 2015

	Farming					Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	All other segments	Farming subtotal
Sales of manufactured products and services rendered	3,089	84,187	1,419	1,302	89,997	400,622	-	-	490,619
Cost of manufactured products sold and services rendered	(2,635)	(68,594)	(1,468)	(603)	(73,300)	(248,698)	-	-	(321,998)
Gross Profit from Manufacturing Activities	454	15,593	(49)	699	16,697	151,924	-	-	168,621
Sales of agricultural produce and biological assets	151,652	481	31,562	-	183,695	-	-	-	183,695
Cost of agricultural produce sold and direct agricultural selling expenses	(151,652)	(481)	(31,562)	-	(183,695)	-	-	-	(183,695)
Initial recognition and changes in fair value of biological assets and agricultural produce	11,561	2,822	7,542	1,135	23,060	13,809	-	-	36,869
Changes in net realizable value of agricultural produce after harvest	14,691	-	-	-	14,691	-	-	-	14,691
Gross Profit from Agricultural Activities	26,252	2,822	7,542	1,135	37,751	13,809	-	-	51,560
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	26,706	18,415	7,493	1,834	54,448	165,733	-	-	220,181
General and administrative expenses	(3,987)	(3,136)	(1,451)	(74)	(8,648)	(18,301)	-	(21,476)	(48,425)
Selling expenses	(5,672)	(12,592)	(663)	(49)	(18,976)	(50,729)	-	(563)	(70,268)
Other operating income, net	16,422	600	(479)	6	16,549	6,340	7,914	263	31,066
Share of loss of joint ventures	(2,685)	-	-	-	(2,685)	-	-	-	(2,685)
Profit / (loss) from Operations Before Financing and Taxation	30,784	3,287	4,900	1,717	40,688	103,043	7,914	(21,776)	129,869

Reserve from the sale of non-controlling interests in subsidiaries (see Note 16)	-	-	-	-	-	-	16,066	-	16,066
Depreciation and amortization	(2,427)	(2,987)	(1,456)	(276)	(7,146)	(64,121)	-	-	(71,267)
Initial recognition and changes in fair value of biological assets (unrealized)	1,090	160	-	1,532	2,782	12,599	-	-	15,381
Initial recognition and changes in fair value of agricultural produce (unrealized)	1,144	427	-	(219)	1,352	117	-	-	1,469
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	9,327	2,235	7,542	(178)	18,926	1,093	-	-	20,019
Changes in net realizable value of agricultural produce after harvest (unrealized)	4,406	-	-	-	4,406	-	-	-	4,406
Changes in net realizable value of agricultural produce after harvest (realized)	10,285	-	-	-	10,285	-	-	-	10,285

Farmlands and farmland improvements, net	75,702	16,053	289	5,265	97,309	22,359	-	-	119,668
Machinery, equipment and other fixed assets, net	3,853	14,367	9,422	611	28,253	369,184	-	-	397,437
Work in progress	935	5,604	495	-	7,034	16,079	-	-	23,113
Investment property	-	-	-	4,796	4,796	-	-	-	4,796
Goodwill	4,609	2,117	-	1,192	7,918	5,592	-	-	13,510
Biological assets	22,536	23,131	6,786	3,268	55,721	243,549	-	-	299,270
Investment in joint ventures	-	-	-	-	-	-	-	-	-
Inventories	27,770	13,584	1,741	-	43,095	34,608	-	-	77,703
Total segment assets	135,405	74,856	18,733	15,132	244,126	691,371	-	-	935,497
Borrowings	54,321	24,932	5,318	1,273	85,844	637,495	-	-	723,339
Total segment liabilities	54,321	24,932	5,318	1,273	85,844	637,495	-	-	723,339

The accompanying notes are an integral part of these consolidated financial statements.

F - 43

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Segment information (continued)

Segment analysis for the year ended December 31, 2014

	Farming					Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	All other segments	Farming subtotal
Sales of manufactured products and services rendered	189	101,336	2,948	1,525	105,998	407,129	-	-	513,127
Cost of manufactured products sold and services rendered	-	(81,853)	(3,014)	(842)	(85,709)	(249,733)	-	-	(335,442)
Gross Profit from Manufacturing Activities	189	19,483	(66)	683	20,289	157,396	-	-	177,685
Sales of agricultural produce and biological assets	177,473	2,346	30,020	-	209,839	-	-	-	209,839
Cost of agricultural produce sold and direct agricultural selling expenses	(177,473)	(2,346)	(30,020)	-	(209,839)	-	-	-	(209,839)
Initial recognition and changes in fair value of biological assets and agricultural produce	40,267	8,559	9,891	179	58,896	(31,751)	-	-	27,145
Changes in net realizable value of agricultural produce after harvest	3,401	-	-	-	3,401	-	-	-	3,401
Gross Profit / (loss) from Agricultural Activities	43,668	8,559	9,891	179	62,297	(31,751)	-	-	30,546
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	43,857	28,042	9,825	862	82,586	125,645	-	-	208,231
General and administrative expenses	(4,343)	(3,218)	(1,554)	(166)	(9,281)	(22,054)	-	(21,360)	(52,695)
Selling expenses	(4,201)	(14,367)	(596)	(29)	(19,193)	(57,815)	-	(1,856)	(78,864)
Other operating income, net	356	480	437	(190)	1,083	10,911	-	(17)	11,977
Share of loss of joint ventures	(924)	-	-	-	(924)	-	-	-	(924)
Profit / (loss) from Operations Before Financing and Taxation	34,745	10,937	8,112	477	54,271	56,687	-	(23,233)	87,725
Reserve from the sale of non-controlling interests in subsidiaries (see Note 16)	-	-	-	-	-	-	25,508	-	25,508
Depreciation and amortization	(1,926)	(3,261)	(1,551)	(398)	(7,136)	(82,520)	-	-	(89,656)
Initial recognition and changes in fair value of biological assets (unrealized)	(912)	(3,571)	1,127	542	(2,814)	(14,325)	-	-	(17,139)
Initial recognition and changes in fair value of agricultural produce (unrealized)	3,737	1,231	-	(363)	4,605	(3,249)	-	-	1,356
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	37,442	10,899	8,764	-	57,105	(14,177)	-	-	42,928
Changes in net realizable value of agricultural produce after harvest (unrealized)	1,134	-	-	-	1,134	-	-	-	1,134
Changes in net realizable value of agricultural produce after harvest (realized)	2,267	-	-	-	2,267	-	-	-	2,267

Farmlands and farmland improvements, net	116,627	22,066	396	8,619	147,708	32,113	-	-	179,821
Machinery, equipment and other fixed assets, net	5,478	20,339	14,599	1,169	41,585	435,323	-	-	476,908
Work in progress	1,692	3,859	652	-	6,203	113,973	-	-	120,176
Investment property	-	-	-	6,675	6,675	-	-	-	6,675
Goodwill	7,241	3,228	-	1,482	11,951	8,221	-	-	20,172
Biological assets	31,012	23,875	9,182	2,193	66,262	274,970	-	-	341,232
Investment in joint ventures	2,752	-	-	-	2,752	-	-	-	2,752
Inventories	37,056	11,077	2,619	-	50,752	54,167	-	-	104,919
Total segment assets	201,858	84,444	27,448	20,138	333,888	918,767	-	-	1,252,655
Borrowings	68,460	13,215	3,647	1,805	87,127	611,379	-	-	698,506
Total segment liabilities	68,460	13,215	3,647	1,805	87,127	611,379	-	-	698,506

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

Total segment assets are measured in a manner consistent with that of the consolidated financial statements. These assets are allocated based on the operations of the segment and the physical location of the asset. The Group’s investment in CHS Agro S.A. is allocated to the ‘Crops’ segment. Therefore, the Group’s share of profit or loss after income taxes and its carrying amount are reported in this segment.

Total reportable segments’ assets are reconciled to total assets as per the statement of financial position as follows:

	2015	2014
Total reportable assets as per Segment Information	935,497	1,252,655
Intangible assets (excluding goodwill)	3,151	3,606
Deferred income tax assets	60,857	45,597
Trade and other receivables	166,806	215,116
Other assets	651	587
Derivative financial instruments	4,849	7,966
Cash and cash equivalents	198,894	113,795
Total assets as per the Statement of Financial Position	1,370,705	1,639,322

Total segment liabilities are measured in a manner consistent with that of the consolidated financial statements. These liabilities are allocated based on the operations of the segment.

Total reportable segments’ liabilities are reconciled to total liabilities as per the statement of financial position as follows:

	2015	2014
Total reportable liabilities as per Segment Information	723,339	698,506
Trade and other payables	55,642	85,491
Deferred income tax liabilities	15,636	39,635
Payroll and social liabilities	23,389	28,593
Provisions for other liabilities	2,313	2,737
Current income tax liabilities	962	76
Derivative financial instruments	6,694	13,899
Total liabilities as per the Statement of Financial Position	827,975	868,937

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

F - 46

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Segment information (continued)

As of and for the year ended December 31, 2015:

	Argentina	Brazil	Uruguay	Total
Property, plant and equipment	110,218	423,023	6,977	540,218
Investment property	4,796	-	-	4,796
Goodwill	7,287	6,223	-	13,510
Investment in joint ventures	-	-	-	-
Non-current portion of biological assets	6,476	246,529	-	253,005

Initial recognition and changes in fair value of biological assets and agricultural produce	16,637	19,438	794	36,869
Gain / (Loss) from changes in net realizable value of agricultural produce after harvest	16,139	(32)	(1,416)	14,691
Sales of manufactured products sold and services rendered	52,566	277,949	160,104	490,619
Sales of agricultural produce and biological assets	113,881	17,507	52,307	183,695

As of and for the year ended December 31, 2014:

	Argentina	Brazil	Uruguay	Total
Property, plant and equipment	163,382	604,791	8,732	776,905
Investment property	6,675	-	-	6,675
Goodwill	11,096	9,076	-	20,172
Investment in joint ventures	2,752	-	-	2,752
Non-current portion of biological assets	8,881	277,163	-	286,044

Initial recognition and changes in fair value of biological assets and agricultural produce	57,368	(31,028)	805	27,145
Gain / (Loss) from changes in net realizable value of agricultural produce after harvest	1,629	(345)	2,117	3,401
Sales of manufactured products sold and services rendered	59,499	310,370	143,258	513,127
Sales of agricultural produce and biological assets	133,373	18,199	58,267	209,839

The accompanying notes are an integral part of these consolidated financial statements.

F - 47

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Segment information (continued)

As of and for the year ended December 31, 2013:

	Argentina	Brazil	Uruguay	Total
Initial recognition and changes in fair value of biological assets and agricultural produce	33,640	(76,511)	3,748	(39,123)
Gain / (Loss) from changes in net realizable value of agricultural produce after harvest	12,850	(40)	65	12,875
Sales of manufactured products sold and services rendered	108,281	312,607	4,419	425,307
Sales of agricultural produce and biological assets	190,391	16,459	12,467	219,317

The accompanying notes are an integral part of these consolidated financial statements.

F - 48

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.	Property, plant and equipment

Changes in the Group’s property, plant and equipment in 2015 and 2014 were as follows:

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and fittings	Computer equipment	Vehicles	Work in progress	Total
At January 1, 2014
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

F - 49

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.	Property, plant and equipment (continued)

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and fittings	Computer equipment	Vehicles	Work in progress	Total
At December 31, 2014
Cost	174,420	13,855	284,994	541,400	8,060	4,683	120,176	1,147,588
Accumulated depreciation	-	(8,454)	(90,223)	(263,814)	(4,689)	(3,503)	-	(370,683)
Net book amount	174,420	5,401	194,771	277,586	3,371	1,180	120,176	776,905
Year ended December 31, 2015
Opening net book amount	174,420	5,401	194,771	277,586	3,371	1,180	120,176	776,905
Exchange differences	(56,498)	(1,588)	(70,454)	(106,957)	(1,184)	(645)	(22,824)	(260,150)
Additions	-	48	11,666	47,926	809	1,493	45,513	107,455
Transfers to investment property (Note 7)	(580)	-	-	-	-	-	-	(580)
Transfers	430	2,574	43,879	68,136	392	-	(115,411)	-
Disposals	(3,245)	-	(1,564)	(1,728)	(17)	(47)	-	(6,601)
Reclassification to non-income tax credits (*)	-	-	(1,048)	(740)	-	-	(4,341)	(6,129)
Depreciation (Note 26)	-	(1,294)	(9,782)	(58,174)	(909)	(523)	-	(70,682)
Closing net book amount	114,527	5,141	167,468	226,049	2,462	1,458	23,113	540,218
At December 31, 2015
Cost	114,527	14,889	267,473	548,037	8,060	5,484	23,113	981,583
Accumulated depreciation	-	(9,748)	(100,005)	(321,988)	(5,598)	(4,026)	-	(441,365)
Net book amount	114,527	5,141	167,468	226,049	2,462	1,458	23,113	540,218

(*) Brazilian federal tax law allows entities to take a percentage of the total cost of the assets purchased as a tax credit. As of December 31, 2015 and 2014, ICMS tax credits were reclassified to trade and other receivables.

The accompanying notes are an integral part of these consolidated financial statements.

F - 50

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.	Property, plant and equipment (continued)

An amount of US$ 64,536; US$ 85,875 and US$ 61,109 of depreciation charges are included in “Cost of manufactured products sold and services rendered” for the years ended December 31, 2015, 2014 and 2013, respectively. An amount of US$ 5,977; US$ 2,693 and; US$ 6,352 of depreciation charges are included in “General and administrative expenses” for the years ended December 31, 2015, 2014 and 2013, respectively. An amount of US$ 754; US$ 1,088 and US$ 503 of depreciation charges are included in “Selling expenses” for the years ended December 31, 2015, 2014 and 2013, respectively. An amount of US$ nill; US$ nil and US$ 970 of depreciation charges were not charged to the statement of income and were capitalized in “Inventories” for the years ended December 31, 2015, 2014 and 2013, respectively.

During the year ended December 31, 2015, borrowing costs of US$ 7,684 (2014: US$ 6,864) were capitalized as components of the cost of acquisition or construction for qualifying assets.

Certain of the Group’s assets have been pledged as collateral to secure the Group’s borrowings and other payables. The net book value of the pledged assets amounts to US$ 416,393 as of December 31, 2015 (2014: US$ 565,500).

Where assets are financed by leasing agreements and substantially all the risks and rewards of ownership are substantially transferred to the Group (“finance leases”) the assets are treated as if they had been purchased outright and the corresponding liability to the leasing company is included as an obligation under finance leases.

7.	Investment property

Changes in the Group’s investment property in 2015 and 2014 were as follows:

	2015	2014
Beginning of the year	6,675	10,147
Transfers (i)	580	(1,071)
Exchange difference	(2,459)	(2,401)
End of the year	4,796	6,675
Cost	4,796	6,675
Accumulated depreciation	-	-
Net book amount	4,796	6,675

The following amounts have been recognized in the statement of income in the line “Sales of manufactured products and services rendered”:

	2015	2014	2013
Rental income	1,302	1,523	3,446

(i) Transferred from/(to) property, plant and equipment in 2015 and 2014. Relates to new/(finalization) of contracts with third parties.

As of December 31, 2015, the fair value (level 3) of investment property was US$ 55 million (2014: US$ 48 million).

The accompanying notes are an integral part of these consolidated financial statements.

F - 51

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

8.	Intangible assets

Changes in the Group’s intangible assets in 2015 and 2014 were as follows:

	Goodwill	Trademarks	Software	Others	Total
At January 1, 2014
Cost	24,869	2,526	2,252	129	29,776
Accumulated amortization	-	(1,397)	(909)	(129)	(2,435)
Net book amount	24,869	1,129	1,343	-	27,341
Year ended December 31, 2014
Opening net book amount	24,869	1,129	1,343	-	27,341
Exchange differences	(4,697)	(28)	(422)	(5)	(5,152)
Additions	-	-	2,080	18	2,098
Amortization charge (i) (Note 26)	-	(142)	(367)	-	(509)
Closing net book amount	20,172	959	2,634	13	23,778
At December 31, 2014
Cost	20,172	2,498	3,910	142	26,722
Accumulated amortization	-	(1,539)	(1,276)	(129)	(2,944)
Net book amount	20,172	959	2,634	13	23,778
Year ended December 31, 2015
Opening net book amount	20,172	959	2,634	13	23,778
Exchange differences	(6,662)	(29)	(1,026)	(18)	(7,735)
Additions	-	-	1,160	43	1,203
Amortization charge (i) (Note 26)	-	-	(568)	(17)	(585)
Closing net book amount	13,510	930	2,200	21	16,661
At December 31, 2015
Cost	13,510	2,469	4,044	167	20,190
Accumulated amortization	-	(1,539)	(1,844)	(146)	(3,529)
Net book amount	13,510	930	2,200	21	16,661

(i) An amount of US$ 568 and US$ 367 of amortization charges are included in “General and administrative expenses” for the years ended December 31, 2015 and 2014, respectively. An amount of US$ 17 and US$ 142 of amortization charges are included in “Selling expenses” for the years ended December 31, 2015 and 2014, respectively. There were no impairment charges for any of the years presented (see Note 4 (a)).

9.	Biological assets

Changes in the Group’s biological assets in 2015 and 2014 were as follows:

	2015	2014
Beginning of the year	341,232	292,144
Increase due to purchases	306	526
Initial recognition and changes in fair value of biological assets (i)	36,869	27,145
Decrease due to harvest	(288,159)	(363,225)
Decrease due to disposals	(3,656)	(2,553)
Decrease due to sales of agricultural produce	(27,907)	(27,467)
Costs incurred during the year	354,123	466,233
Exchange differences	(113,538)	(51,571)
End of the year	299,270	341,232

The accompanying notes are an integral part of these consolidated financial statements.

F - 52

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

9.	Biological assets (continued)

(i) Biological asset with a production cycle of more than one year (that is, sugarcane, coffee, dairy and cattle) generated “Initial recognition and changes in fair value of biological assets” amounting to US$ 22,486 for the year ended December 31, 2015 (2014: US$ (21,681); 2013: US$ (71,818)). In 2015, an amount of US$ 45,549 (2014: US$ 32,394; 2013: US$ (29,781)) was attributable to price changes, and an amount of US$ (23,063) (2014: US$ (54,075); 2013: US$ (42,037)) was attributable to physical changes.

Biological assets in 2015 and 2014 were as follows:

	2015	2014
Non-current
Cattle for dairy production (i)	6,459	8,856
Other cattle (ii)	17	25
Sown land – coffee (iii) (iv)	2,980	2,193
Sown land – sugarcane (iii) (iv)	243,549	274,970
	253,005	286,044
Current
Other cattle (iv)	598	301
Sown land – crops (ii)	22,536	31,012
Sown land – rice (ii)	23,131	23,875
	46,265	55,188
Total biological assets	299,270	341,232

(i)	Classified as bearer and mature biological assets.
(ii)	Classified as consumable and immature biological assets.
(iii)	Classified as bearer and immature biological assets.

(iv)    As of December 31, 2015, and amount of US$ 598 (2014: US$ 301) was classified as consumable and mature biological assets, and an amount of US$ 246,529 (2014: US$ 277,163) was classified as consumable and immature biological assets.

The fair value less estimated point of sale costs of agricultural produce at the point of harvest amounted to US$ 167,333 for the year ended December 31, 2015 (2014: US$ 197,590; 2013: US$ 169,614).

The following table presents the Group´s biological assets that are measured at fair value at December 31, 2015:

	2015
	Level 2	Level 3	Total

Cattle for dairy production	6,459	-	6,459
Other cattle	615	-	615
Sown land – coffee	-	2,980	2,980
Sown land – sugarcane	-	243,549	243,549
Sown land – crops	-	22,536	22,536
Sown land – rice	-	23,131	23,131

The accompanying notes are an integral part of these consolidated financial statements.

F - 53

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

9.	Biological assets (continued)

	2014
	Level 2	Level 3	Total

Cattle for dairy production	8,856	-	8,856
Other cattle	326	-	326
Sown land – coffee	-	2,193	2,193
Sown land – sugarcane	-	274,970	274,970
Sown land – crops	-	31,012	31,012
Sown land – rice	-	23,875	23,875

There were no transfers between any levels during the year. There were no Biological assets valued under Level 1.

The movement in the fair value of the assets within level 3 of the hierarchy is as follows for the years ended December 31, 2015 and 2014:

	2015
	Sown land – crops	Sown land – rice	Sown land – coffee	Sown land – sugarcane
Beginning of the year	31,012	23,875	2,193	274,970
Initial recognition and changes in fair value of biological assets (i)	11,561	2,822	1,313	13,809
Decrease due to harvest	(93,536)	(39,488)	-	(155,135)
Costs incurred during the year	81,724	44,025	217	202,784
Exchange differences	(8,225)	(8,103)	(743)	(92,879)
End of the year	22,536	23,131	2,980	243,549

	2014
	Sown land – crops	Sown land – rice	Sown land – coffee	Sown land – sugarcane
Beginning of the year	35,982	30,596	1,944	213,776
Initial recognition and changes in fair value of biological assets (i)	40,267	8,559	179	(31,751)
Decrease due to harvest	(132,216)	(50,313)	-	(180,697)
Costs incurred during the year	93,802	40,301	363	310,484
Exchange differences	(6,823)	(5,268)	(293)	(36,842)
End of the year	31,012	23,875	2,193	274,970

(i)	Change in unrealized gains or losses for the year included in profit or loss for assets held at the end of the reporting period, under “Initial recognition and changes in fair value of biological assets” amounted to US$ 16,850 loss and US$ 16,910 loss in 2015 and 2014, respectively (see Note 5).

The accompanying notes are an integral part of these consolidated financial statements.

F - 54

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

9.	Biological assets (continued)

The following significant unobservable inputs were used to measure the Group´s biological assets using the discounted cash flow valuation technique:

Description	Unobservable inputs	Range of unobservable inputs		Relationship of unobservable inputs to fair value
		2015	2014
Sown land – coffee	Coffee yield – tonnes per hectare; Production Costs – US$ per hectare.	Coffee yield: 1.8.-2.7 tn/ha Production costs: 5,000-6,200 US$/ha	-Coffee yield: 1.8-3.0 tn/ha -Production Costs: 6,000-7,000 USS/ha	The higher the coffee yield, the higher the fair value. The higher the costs per hectare, the lower the fair value.

Sown land – sugarcane	Sugarcane yield – tonnes per hectare; Sugarcane TRS (kg of sugar per ton of cane) Production Costs – US$ per hectare. (Include maintenance, harvest and leasing costs)	-Sugarcane yield: 60-90 tn/ha -Sugarcane TRS: 130-140 kg of sugar/ton of cane -Maintenance costs: 440-530 US$/ha -Harvest costs: 7.0 -10.0 US$/ton of cane -Leasing costs: 12.0-14.4 tn/ha	-Sugarcane yield: 60-90 tn/ha -Sugarcane TRS: 120-147 kg of sugar/ton of cane -Maintenance costs: 402-603 US$/ha -Harvest costs: 10.2-15.4 US$/ton of cane -Leasing costs: 11.5-17.3 tn/ha

The higher the sugarcane yield, the higher the fair value. The higher the maintenance, harvest and leasing costs per hectare, the lower the fair value. The higher the TRS of sugarcane, the higher the fair value.

Sown land – crops	Crops yield – tonnes per hectare; Commercial Costs – usd per hectare; Production Costs – US$ per hectare.	- Crops yield: 1.8 - 2.5 tn/ha for Wheat, 5.0 - 8.0 tn/ha for Corn, 2.0 - 3.2 tn/ha for Soybean and 1.6-2.3 for Sunflower
- Commercial Costs: 60-95 US$/ha for Wheat, 175-265 US$/ha for Corn, 75-110
US$/ha for Soybean and 65-90
US$/ha for Sunflower
- Production Costs: 170-250 US$/ha for Wheat, 340-500 US$/ha for Corn, 270-430 US$/ha for Soybean and 250-350 US$/ha for Sunflower	- Crops yield: 1.8 - 3.0 tn/ha for Wheat, 4.50-7.50 tn/ha for Corn, 1.8 - 3.0 tn/ha for Soybean and 1.7-2.5 for Sunflower
- Commercial Costs: 75-110 US$/ha for Wheat, 175-265 US$/ha for Corn, 65-100 US$/ha for Soybean and 45-70 US$/ha for Sunflower
			- Production Costs: 220-325 US$/ha for Wheat, 380-560 US$/ha for Corn, 285-440 US$/ha for Soybean and 330-500 US$/ha for Sunflower	The higher the crops yield, the higher the fair value. The higher the commercial and direct costs per hectare, the lower the fair value.

Sown land – rice	Rice yield – tonnes per hectare; Commercial Costs – usd per hectare; Production Costs – US$ per hectare.	-Rice yield: 4.4 -6.8 tn/ha -Commercial Costs: 6-15 US$/ha -Production Costs: 705-1,150 US$/ha	-Rice yield: 4.4 -6.8 tn/ha -Commercial Costs: 8-16 US$/ha -Production Costs: 705-1,150 US$/ha	The higher the rice yield, the higher the fair value. The higher the commercial and direct costs per hectare, the lower the fair value.

As of December 31, 2015, the impact of a reasonable 10% increase (decrease) in estimated costs, with all other variables held constant, would result in a decrease (increase) in the fair value of the Group’s plantations less cost to sell of US$ 45.5 million (2014: US$ 73.2 million) for sugarcane, US$ 2.5 million (2014: US$ 3.1 million) for coffee, US$ 1.1 million (2014: US$1.5 million) for crops and US$ 2.8 million (2014: US$ 2.9 million) for rice.

The accompanying notes are an integral part of these consolidated financial statements.

F - 55

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

9.	Biological assets (continued)

As of December 31, 2015, the impact of a reasonable 5% increase (decrease) in estimated yields, with all other variables held constant, would result in an increase (decrease) in the fair value of the Group’s plantations less cost to sell of US$ 25.6 million (2014: US$ 29.9 million) for sugarcane and U$S 1.3 million (2104: US$ 1.4 million) for coffee. As of December 31, 2015, the impact of a reasonable 20% increase (decrease) in estimated yields, with all other variables held constant, would result in an increase (decrease) in the fair value of the Group’s plantations less cost to sell of US$ 2.73 million (2014: US$ 3.1 million) for crops and US$ 6.9 million (2014: US$ 6.3 million) for rice.

10.	Investments in joint ventures

The table below lists the Group’s investment in joint ventures for the years ended December 31, 2015, 2014 and 2013:

		% of ownership interest held
Name of the entity	Country of incorporation and operation	December 31, 2015	December 31, 2014	December 31, 2013
CHS AGRO S.A.	Argentina	50%	50%	50%

On February 26, 2013, the Group formed CHS AGRO, a joint venture with CHS Inc. CHS Inc. is a leading farmer-owned energy, grains and foods company based in the United States. The Group holds a 50% interest in CHS AGRO. On October 2014, CHS AGRO finished its sunflower processing plant in the city of Pehuajo, Province of Buenos Aires, Argentina. The facility processes black oil and confectionary sunflower into specialty products such as kernel in-shell seeds and oil seeds, which will be entirely exported to markets in Europe and the Middle East. The joint venture grows confectionary sunflower on leased farms, while black oil sunflower is originated from third parties. The Group and CHS Inc made capital contribution of approximately nil and US$ 1.4 million during 2015 and 2014, respectively, for the construction of the facility.

	2015	2014
At the beginning of the year	2,752	3,179
Share of loss	(2,685)	(924)
Exchange differences	(67)	(869)
Capital contribution	-	1,366
At the end of the year	-	2,752

The following amounts represent the assets (including goodwill) and liabilities, and income and expenses of the joint ventures:

	2015	2014
Assets:
Non-current assets	17,592	20,274
Current assets	11,179	8,572
	28,771	28,846
Liabilities:
Non-current liabilities	22,207	3,721
Current liabilities	14,341	19,621
	36,548	23,342
Net assets of joint venture	(7,777)	5,504

The accompanying notes are an integral part of these consolidated financial statements.

F - 56

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.	Investments in joint ventures (continued)

	2015	2014	2013
Income	17,507	964	18,472
Expenses	(26,240)	(2,812)	(21,112)
Loss after income tax (i)	(8,733)	(1,848)	(2,640)

(i)	For the year ended December 31, 2013 an amount of U$S (1,101) was presented within “Profit/(loss) for the year from discontinued operations” See Note 11.

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

	Loans and receivables	Assets at fair value through profit or loss	Subtotal financial assets	Non- financial assets	Total

December 31, 2015
Assets as per statement of financial position
Trade and other receivables	83,435	-	83,435	83,371	166,806
Derivative financial instruments	-	4,849	4,849	-	4,849
Cash and cash equivalents	198,894	-	198,894	-	198,894
Total	282,329	4,849	287,178	83,371	370,549

The accompanying notes are an integral part of these consolidated financial statements.

F - 58

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

12.	Financial instruments by category (continued)

	Liabilities at fair value through profit or loss	Other financial liabilities at amortized cost	Subtotal financial liabilities	Non- financial liabilities	Total
Liabilities as per statement of financial position
Trade and other payables	19,734	30,354	50,088	5,554	55,642
Borrowings (excluding finance lease liabilities)(i)	-	723,060	723,060	-	723,060
Finance leases	-	279	279	-	279
Derivative financial instruments (i)	6,694	-	6,694	-	6,694
Total	26,428	753,693	780,121	5,554	785,675

	Loans and receivables	Assets at fair value through profit or loss	Subtotal financial assets	Non- financial assets	Total

December 31, 2014
Assets as per statement of financial position
Trade and other receivables	109,821	-	109,821	105,295	215,116
Derivative financial instruments	-	7,966	7,966	-	7,966
Cash and cash equivalents	113,795	-	113,795	-	113,795
Total	223,616	7,966	231,582	105,295	336,877

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

Income, expense, gains and losses on financial instruments can be assigned to the following categories:

	Loans and receivables	Assets/ liabilities at fair value through profit or loss	Other financial liabilities at amortized cost	Total

December 31, 2015
Interest income (i)	8,201	-	-	8,201
Interest expense (i)	(42,615)	-	(6,876)	(49,491)
Foreign exchange gains/ (losses) (ii)	1,499	(27,526)	2,604	(23,423)
Gain from derivative financial instruments(iii)	-	17,686	-	17,686
Net result	(32,915)	(9,840)	(4,272)	(47,027)

The accompanying notes are an integral part of these consolidated financial statements.

F - 60

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

12.	Financial instruments by category (continued)

	Loans and receivables	Assets/ liabilities at fair value through profit or loss	Other financial liabilities at amortized cost	Total

December 31, 2014
Interest income (i)	7,068	-	-	7,068
Interest expense (i)	(44,425)	-	(10,490)	(54,915)
Foreign exchange gains/ (losses) (ii)	(15,733)	(9,300)	15,787	(9,246)
Gain from derivative financial instruments(iii)	-	6,548	-	6,548
Net result	(53,090)	(2,752)	5,297	(50,545)

	Loans and receivables	Assets/ liabilities at fair value through profit or loss	Other financial liabilities at amortized cost	Total

December 31, 2013
Interest income (i)	6,882	-	-	6,882
Interest expense (i)	(32,162)	-	(17,087)	(49,249)
Foreign exchange gains/ (losses) (ii)	12,550	-	(33,637)	(21,087)
Loss from derivative financial instruments(iii)	-	266	-	266
Net result	(12,730)	266	(50,724)	(63,188)

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

As of December 31, 2015 and 2014, the financial instruments recognized at fair value on the statement of financial position comprise derivative financial instruments.

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

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of December 31, 2015 and 2014 and their allocation to the fair value hierarchy:

		Level 1	Level 2	Level 3	Total
Assets
Derivative financial instruments	2015	4,849	-	-	4,849
Derivative financial instruments	2014	7,026	940	-	7,966

Liabilities
Derivative financial instruments	2015	(4,326)	(2,368)	-	(6,694)
Derivative financial instruments	2014	(4,224)	(9,675)	-	(13,899)

There were no transfers within level 1 and 2 during the years ended December 31, 2015 and 2014.

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for this purpose, details of which may be obtained from the following table:

Class	Pricing Method	Parameters	Pricing Model	Level	Total

Futures	Quoted price	-	-	1	940

Options	Quoted price	-	-	1	(417)

Options/ OTC	Quoted price	-	Black & Scholes	2	(2,041)

Foreign-currency interest-rate swaps	Theoretical price	Swap curve; Money market interest-rate curve; Foreign-exchange curve.	Present value method	2	(327)
					-
Interest-rate swaps	Theoretical price	Swap curve; Money market interest-rate curve	Present value method	2
					(1,845)

The accompanying notes are an integral part of these consolidated financial statements.

F - 62

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

13.	Trade and other receivables, net

	2015	2014
Non current
Trade receivables	1,764	3,528
Trade receivables	1,764	3,528
Advances to suppliers	8,476	12,149
Income tax credits	6,428	6,759
Non-income tax credits (i)	1,914	18,609
Judicial deposits	2,105	2,545
Receivable from disposal of subsidiary (Note 16)	-	3,997
Other receivables	1,108	3,003
Non current portion	21,795	50,590
Current
Trade receivables	55,846	65,059
Receivables from related parties (Note 33)	8,204	258
Less: Allowance for trade receivables	(481)	(527)
Trade receivables – net	63,569	64,790
Prepaid expenses	3,914	6,884
Advances to suppliers	12,182	11,717
Income tax credits	5,438	6,492
Non-income tax credits (i)	42,914	42,685
Cash collateral	6	6,329
Receivables from related parties (Note 33)	300	-
Receivable from disposal of subsidiaries (Note 16)	2,997	4,451
Other receivables	13,691	21,178
Subtotal	81,442	99,736
Current portion	145,011	164,526
Total trade and other receivables, net	166,806	215,116

(i) Includes US$ 6,129 reclassified from property, plant and equipment.

The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other receivables approximate their carrying amount, as the impact of discounting is not significant.

The accompanying notes are an integral part of these consolidated financial statements.

F - 63

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

13.	Trade and other receivables, net (continued)

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies (expressed in US dollars):

	2015	2014
Currency
US Dollar	30,191	45,341
Argentine Peso	36,210	49,876
Uruguayan Peso	566	8,385
Brazilian Reais	99,839	111,514
	166,806	215,116

As of December 31, 2015 trade receivables of US$ 7,542 (2014: US$ 4,224) were past due but not impaired. The ageing analysis of these receivables indicates that 549 and 1,269 are over 6 months in 2015 and 2014, respectively.

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

Movements on the Group’s allowance for trade receivables are as follows:

	2015	2014	2013
At January 1	527	545	588
Charge of the year	152	192	591
Unused amounts reversed	(27)	(83)	(255)
Used during the year	(7)	-	(220)
Exchange differences	(164)	(127)	(159)
At December 31	481	527	545

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

As of December 31, 2015, approximately 73% (2014: 65%) of the outstanding unimpaired trade receivables (neither past due nor impaired) relate to sales to 9 well-known multinational companies with good credit quality standing, including but not limited to Camara de Comercializacao de Energia Electrica CCEE, Taurus Distribuidora de petroleo Ltda, Raizen combustiveis S.A., Ipiranga Produtos de Petroleo S.A., Alesat Combustivies S.A. and Potencial Petroleo Ltda., among others. Most of these entities or their parent companies are externally credit-rated. The Group reviews these external ratings from credit agencies.

The accompanying notes are an integral part of these consolidated financial statements.

F - 64

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

13.	Trade and other receivables, net (continued)

The remaining percentage as of December 31, 2015 and 2014 of the outstanding unimpaired trade receivables (neither past due nor impaired) relate to sales to a dispersed large quantity of customers for which external credit ratings may not be available. However, the total base of customers without an external credit rating is relatively stable.

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

14.	Inventories

	2015	2014
Raw materials	31,833	35,662
Finished goods.	41,874	65,562
Stocks held by third parties	3,717	3,395
Others	279	300
	77,703	104,919

The cost of inventories recognized as expense and included in “Cost of manufactured products sold and services rendered” amounted to US$ 321,998 for the year ended December 31, 2015 (2014: US$ 335,442 and 2013: US$ 272,261). The cost of inventories recognized as expense and included in “Cost of agricultural produce sold and direct agricultural selling expenses” amounted to US$ 123,017 for the year ended December 31, 2015 (2014: US$ 155,358 and 2013: US$ 159,936).

15.	Cash and cash equivalents

	2015	2014
Cash at bank and on hand	185,864	104,132
Short-term bank deposits	13,030	9,663
	198,894	113,795

16.	Disposals

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

In May 2013, the Group completed the sale of the Mimoso farm (through the sale of the Brazilian subsidiary Fazenda Mimoso Ltda.) and Lagoa do Oeste farm located in Luis Eduardo Magalhaes, Bahia, Brazil. The farms have a total area of 3,834 hectares of which 904 hectares are planted with coffee trees. In addition, the Group entered into an agreement whereby the buyer will operate and make use of 728 hectares of existing coffee trees in Adecoagro’s Rio de Janeiro farm during an 8-year period. Pursuant to the terms of the agreement, we will retain property to these coffee trees, which will still have an estimate useful life of 10 years upon the expiration of the agreement. The total consideration of this operation was a nominal amount of Brazilian Reais 49 million (US$ 24 million), from which Brazilian Reais 24,735 (US$ 9.9 million) were collected as of December 31, 2015. The remaining amount will be collected in 2016. This transaction resulted in a gain of US$ 5.7 million recorded in other operating income in the statement of income.

In June 2013, the Group completed the sale of the remaining 49% interest in Santa Regina S.A., a company whose main underlying asset is the Santa Regina farm. This transaction resulted in a gain of US$ 1.2 million recorded in other operating income in the statement of income.

Year ended December 31, 2014

Sale of 49% of interest in Global Anceo S.L.U. and Global Hisingen S.L.U.

In June, 2014, the Group completed the sale of a 49% interest in both Global Anceo S.L.U. and Global Hisingen S.L.U., companies which main underlying assets are the Guayacanes and La Guarida farms, for an aggregate sale price of US$ 50.5 million. The net proceeds received as of the transaction´s day amounted to US$ 49.3 million.

The sale of the respective equity interests did not result in the loss of control of these companies and therefore the transactions were treated as equity transactions for accounting purposes. The difference between the net proceeds received and the recognition of the non-controlling interest was registered in Statement of Changes in Shareholders’ Equity under the line item “Reserve from the sale of non-controlling interests in subsidiaries” for an amount of US$ 41.3 million (US$ 25.5 million in the column item “Reserve from the sale of non-controlling interests in subsidiaries” and US$ 15.8 million in the column item “Cumulative Translation Adjustment”) and also an increase in non-controlling interest of US$ 8.0 million.

Year ended December 31, 2015

Sale of La Cañada Farm.

In November 2015, the Group completed the sale of “La Cañada”, a 3,399 hectare farm located in the province of San Luis, Argentina, for a total consideration of US$ 12.6 million fully collected as of year-end. This transaction resulted in a gain of US$ 7.9 million included within “Other operating income, net”.

Sale of 49% of interest in Global Acamante S.L.U., Global Calidon S.L.U., Global Carelio S.L.U. and Global Mirabilis S.L.U.

In December, 2015, the Group completed the sale of a 49% interest in Global Acamante S.L.U., Global Calidon S.L.U., Global Carelio S.L.U. and Global Mirabilis S.L.U., companies which main underlying assets are El Orden and La Carolina farms, for an aggregate sale price of US$ 22.0 million, which were fully collected at the time of the transaction.

The accompanying notes are an integral part of these consolidated financial statements.

F - 66

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.	Disposals (continued)

The sale of the respective equity interests did not result in the loss of control of these companies and therefore the transactions were treated as equity transactions for accounting purposes. The difference between the net proceeds received and the recognition of the non-controlling interest was registered in Statement of Changes in Shareholders’ Equity under the line item “Reserve from the sale of non-controlling interests in subsidiaries” for an amount of US$ 19.9 million (US$ 16.1 million in the column item “Reserve from the sale of non-controlling interests in subsidiaries” and US$ 3.9 million in the column item “Cumulative Translation Adjustment”) and also an increase in non-controlling interest of US$ 2.0 million.

17.	Shareholders’ contributions

The share capital of the Group is represented by common shares with a nominal value of US$ 1.5 per share and one vote each.

	Number of shares	Share capital and share premium
At January 1 2013	122,220	1,123,663
Employee share options exercised (Note 18) (1)	-	126
Restricted shares and units vested (Note 18)	162	2,963
Purchase of own shares	-	(4,107)
At 31 December 2013	122,382	1,122,645
Employee share options exercised (Note 18) (1)	-	955
Restricted shares and units vested (Note 18)	-	3,444
Purchase of own shares	-	(10,427)
At 31 December 2014	122,382	1,116,617
Employee share options exercised (Note 18) (1)	-	1,786
Restricted shares units vested (Note 18)	-	3,103
Purchase of own shares	-	(259)
At 31 December 2015	122,382	1,121,247

(1)	Treasury shares were used to settle these options and units.

Share Repurchase Program

On September 24, 2013, the Board of Directors of the Company has authorized a share repurchase program for up to 5% of its outstanding shares. The repurchase program has commenced on September 24, 2013 and is reviewed by the Board of Directors after each 12-month period: repurchases of shares under the program aremade from time to time in open market transactions in compliance with the trading conditions of Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, and applicable rules and regulations. The share repurchase program does not require Adecoagro to acquire any specific number or amount of shares and may be modified, suspended, reinstated or terminated at any time in the Company’s discretion and without prior notice. The size and the timing of repurchases will depend upon market conditions, applicable legal requirements and other factors. On August 12, 2014 the Board of Directors decided to extend the program for a 12 month-period. Also, on August 15, 2015 the Board of directors decided to extend the program for another 12 months period.

As of December 31, 2015, the Company repurchased 2,384,093 shares under this program, of which 1,097,280 have been applied to some exercise of the Company’s stock option plan and restricted stock units plan.

The accompanying notes are an integral part of these consolidated financial statements.

F - 67

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

18.	Equity-settled share-based payments

The Group has set a “2004 Incentive Option Plan” and a “2007/2008 Equity Incentive Plan” (collectively referred to as “Option Schemes”) under which the Group granted equity-settled options to senior managers and selected employees of the Group’s subsidiaries. Additionally, in 2010 the Group has set a “Adecoagro Restricted Share and Restricted Stock Unit Plan” (referred to as “Restricted Share Plan”) under which the Group grants restricted shares to senior and medium management and key employees of the Group’s subsidiaries.

(a)	Option Schemes

The Group recognized aggregate compensation expense of US$ nil for the year ended December 31, 2015 (2014: US$ 0.3 million; 2013: US$ 0.1 million) related to the options granted under the Option Schemes.

The fair value of the options under the Option Schemes was measured at the date of grant using the Black-Scholes valuation technique.

As of the date of these financial statements all options has already been expensed.

Details of each plan are as follow:

The Adecoagro/ IFH 2004 Stock Incentive Option Plan

This scheme was effectively established in 2004 and is administered by the Compensation Committee of the Company. Options under the Adecoagro/ IFH 2004 Stock Incentive Option Plan are fully vested. Options are exercisable over a ten-year period. In May 2014 this period was extended for another ten year-period.

Movements in the number of equity-settled options outstanding and their related weighted average exercise prices under the Adecoagro/ IFH 2004 Stock Incentive Option Plan are as follows:

	2015		2014		2013
	Average exercise price per share	Options (thousands)	Average exercise price per Share	Options (thousands)	Average exercise price per Share	Options (thousands)

At January 1	6.71	1,916	6.67	2,061	6.68	2,100
Forfeited	5.83	(9)	8.62	(5)	8.62	(21)
Exercised	7.11	(211)	5.83	(140)	5.83	(17)
At December 31	6.67	1,696	6.71	1,916	6.67	2,062

The accompanying notes are an integral part of these consolidated financial statements.

F - 68

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

18.	Equity-settled unit-based payments (continued)

Options outstanding at year end under the Adecoagro/ IFH 2004 Incentive Option Plan have the following expiry date and exercise prices:

	Exercise
	price per	Shares (in thousands)
Expiry date (i):	share	2015	2014	2013
May 1, 2024	5.83	570	570	674
May 1, 2025	5.83	508	543	553
May 1, 2026	5.83	50	136	156
February 16, 2026	7.11	103	110	110
October 1, 2026	8.62	465	557	569

(i)	On May 2014, the Board of directors decided to extend the expired date of the Plan.

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

Movements in the number of equity-settled options outstanding and their related weighted average exercise prices under the Adecoagro/ IFH 2007/2008 Equity Incentive Plan are as follows:

	2015		2014		2013
	Average exercise price per share	Options (thousands)	Average exercise price per share	Options (thousands)	Average exercise price per share	Options (thousands)

At January 1	13.07	1,729	13.07	1,751	13.06	2,013
Granted	-	-	-	-	-	-
Forfeited	13.01	(28)	13.40	(22)	13.01	(262)
At December 31	13.07	1,701	13.07	1,729	13.07	1,751

The accompanying notes are an integral part of these consolidated financial statements.

F - 69

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

18.	Equity-settled unit-based payments (continued)

Options outstanding at year-end under the Adecoagro/ IFH 2007/2008 Equity Incentive Plan have the following expiry date and exercise prices:

	Exercise
	price per	Shares (in thousands)
Expiry date:	share	2015	2014	2013
Dec 1, 2017	12.82	929	950	963
Jan 30, 2019	13.40	596	599	608
Nov 1, 2019	13.40	8	8	8
Jan 30, 2020	12.82	26	26	26
Jan 30, 2020	13.40	60	65	65
Jun 30, 2020	13.40	22	22	22
Sep 1, 2020	13.40	44	44	44
Sep 1, 2020	12.82	15	15	15

The following table shows the exercisable shares at year end under both the Adecoagro/ IFH 2004 Incentive Option Plan and the Adecoagro/ IFH 2007/ 2008 Equity Incentive Plan:

Exercisable shares in thousands
2015	3,397
2014	3,645
2013	3,769

During 2015 and 2014, 210,911 options and 139,870 options were exercised under the 2004 Incentive Option Plan, respectively. Accordingly, the Group issued and registered these shares with a nominal value of US$ 1.5.

(b)	Restricted Share and Restricted Stock Unit Plan

The Restricted Share and Restricted Stock Unit Plan was effectively established in 2010 and amended in November 2011. It is administered by the Compensation Committee of the Company. Restricted shares under the Restricted Share or Restricted Stock Units Plan vested over a 3-year period from the date of grant at 33% on each anniversary of the grant date. Participants are entitled to receive one common share of the Company for each restricted share or restricted unit issued. For this plan, there are no performance requirements for the delivery of common shares, except that a participant’s employment with the Group must not have been terminated prior to the relevant vesting date. If the participant ceases to be an employee for any reason, any unvested restricted unit shall not be converted into common shares and the participant shall cease for all purposes to be a shareholder with respect to such shares. The maximum number of ordinary shares with respect to which awards may be made under the Plan is 2,474,701 that includes the amount in 673,663 of shares that the Board of Director authorized to increase on March 17, 2015.

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

At December 31, 2015, the Group recognized compensation expense US$ 4.4 million related to the restricted shares granted under the Restricted Share Plan (2014: US$ 3.6 million).

The restricted shares under the Restricted Share Plan were measured at fair value at the date of grant.

Key grant-date fair value and other assumptions under the Restricted Share Plan are detailed below:

Grant Date	Apr 1, 2012	May 15, 2012	Apr 1, 2013	May 15, 2013	Apr 1, 2014	May 15, 2014

Fair value	9.81	9.33	8.08	7.48	7.92	8.72
Possibility of ceasing employment before vesting	3%	0%	5%	0%	5%	0%

Movements in the number of restricted shares outstanding under the Restricted Share Plan are as follows:

	Restricted shares (thousands)	Restricted stock units (thousands)	Restricted shares (thousands)	Restricted stock units (thousands)	Restricted shares (thousands)	Restricted stock units (thousands)
	2015	2015	2014	2014	2013	2013
At January 1	-	861	109	699	234	515
Granted (1)	-	626	-	480	-	362
Forfeited	-	(37)	(3)	(21)	(6)	(10)
Vested	-	(432)	(106)	(297)	(119)	(169)
At December 31	-	1,017	-	861	109	699

(1) Approved by the Board of Directors of March 17, 2015 and the Shareholders Meeting of April 15, 2015

During 2015 and 2014, nil and 1,676 restricted shares became forfeited, respectively, and were returned to the Group. These restricted shares are held by the Group as treasury shares and presented within “Treasury shares” in the statement of changes in shareholders’ equity.

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

Legal and other reserves amount to US$ 42,082 as of December 31, 2015 (2014: US$ 44,788) and are included within the balance of retained earnings in the statement of changes in shareholders’ equity.

The Company may make distributions in the form of dividends or otherwise to the extent that it has distributable retained earnings or available distributable reserves (including share premium) that result from the Stand Alone Financial Statements prepared in accordance with Luxembourg GAAP.  No distributable retained earning result from the Stand Alone Financial Statements of the Company as of December 31, 2015, but the Company has distributable reserves in excess of US$ 922,115.

The accompanying notes are an integral part of these consolidated financial statements.

F - 71

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

20.	Trade and other payables

	2015	2014
Non-current
Payable from acquisition of property, plant and equipment (i)	1,563	2,084
Other payables	348	307
	1,911	2,391
Current
Trade payables	47,035	70,269
Advances from customers	2,838	5,636
Amounts due to related parties (Note 33)	465	-
Taxes payable	2,716	4,217
Escrows arising on business combinations	-	316
Other payables	677	2,662
	53,731	83,100
Total trade and other payables	55,642	85,491

(i)	These trades payable are mainly collateralized by property, plant and equipment of the Group.

The fair values of current trade and other payables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other payables approximate their carrying amounts, as the impact of discounting is not significant.

21.	Borrowings

	2015	2014
Non-current
Bank borrowings	483,583	491,031
Obligations under finance leases	68	293
	483,651	491,324
Current
Bank overdrafts	9	7,789
Bank borrowings	239,468	199,106
Obligations under finance leases	211	287
	239,688	207,182
Total borrowings	723,339	698,506

As of December 31, 2015, total bank borrowings include collateralized liabilities of US$ 669,109 (2014: US$ 640,034). These loans are mainly collateralized by property, plant and equipment, sugarcane plantations, sugar export contracts and shares of certain subsidiaries of the Group.

The accompanying notes are an integral part of these consolidated financial statements.

F - 72

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

21.	Borrowings (continued)

The maturity of the Group’s borrowings (excluding obligations under finance leases) and the Group's exposure to fixed and variable interest rates is as follows:

	2015	2014
Fixed rate:
Less than 1 year	89,918	95,524
Between 1 and 2 years	31,096	45,518
Between 2 and 3 years	30,197	41,685
Between 3 and 4 years	22,497	25,809
Between 4 and 5 years	18,779	39,992
More than 5 years	34,492	87,219
	226,979	335,747
Variable rate:
Less than 1 year	149,559	111,371
Between 1 and 2 years	109,488	130,426
Between 2 and 3 years	102,351	80,199
Between 3 and 4 years	79,341	13,154
Between 4 and 5 years	44,233	7,346
More than 5 years	11,109	19,683
	496,081	362,179
	723,060	697,926

Borrowings incurred by the Group’s subsidiaries in Brazil are repayable at various dates between January 2016 and April 2024 and bear either fixed interest rates ranging from 2.13% to 18.76% per annum or variable rates based on LIBOR or other specific base-rates plus spreads ranging from 4.81% to 17.79% per annum. At December 31, 2015 LIBOR (six months) was 0.85% (2014: 0.37%).

Borrowings incurred by the Group´s subsidiaries in Argentina are repayable at various dates between January 2016 and November 2019 and bear either fixed interest rates ranging from 0.10% and 7.00% per annum for those borrowings denominated in US dollar, and a fixed interest rate of 9.90% per annum for those borrowings denominated in argentine pesos.

The accompanying notes are an integral part of these consolidated financial statements.

F - 73

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

21.	Borrowings (continued)

Brazilian Subsidiaries

The main loans of the Group’s Brazilian Subsidiaries are:

		Nominal amount	Capital outstanding as of December 31
Bank	Grant Date		2015		2014	Maturity date	Annual Interest Rate
		(In millions)	Millions of Reais	Millions of equivalent Dollars	Millions of equivalent Dollars
Rabobank / Itaú BBA / Santander / Itaú Unibanco / Bradesco / HSBC (Finem ANG) (1)	March 2008	R$ 151.0	R$ 45.6	11.7	23.6	April 2018	Partially Long-Term Interest Rate (TJLP), as disclosed by the Brazilian Central Bank + 4.05% and partially Interest Rate Resolution 635/87 (average BNDES external funding rate) + 4.05%
Banco Do Brasil (2)	July 2010	R$ 70.0	R$ 40.1	10.3	18.1	July 2020	10% with 15% of bonus performance
Banco Do Brasil (3)	October 2012	R$ 130.0	R$ 128.5	32.9	48.9	November 2022	2.94% with 15% of bonus performance
Itau BBA FINAME Loan (4)	December 2012	R$ 45.9	R$ 36.4	9.3	15.7	December 2022	2.50%
Itau BBA (5)	March 2013	R$ 75.0	R$ 36.3	9.3	13.7	March 2019	CDI + 3.2%
Rabobank / Bradesco / HSBC / PGGM / Hinduja Bank (6)	September 2013	US$ 90	-	63.0	72.0	July 2017	LIBOR 3M plus 4.75%
Banco do Brasil / Itaú BBA Finem Loan (7)	September 2013	R$ 273.0	R$ 260.3	66.7	95.5	January 2023	6,62%
BNDES Finem Loan (8)	November 2013	R$ 215.0	R$ 191.0	48.9	78.3	January 2023	3,73%
ING / Bradesco / HSBC / BES / ICBC / Hinduja Bank / Monte Dei Paschi / Banco da China / Bladex (9)	March 2014	US$ 100	-	66.7	100.0	December 2017	LIBOR 3M plus 4.20%
ING / Rabobank / ABN / HSBC / Credit Agricole / Caixa Geral / Galena (10)	January 2015	US$ 160	-	160.0	-	December 2018	LIBOR 3M plus 4.40%
ING / Rabobank / Bladex / Credit Agricole / Votorantim / ABN (11)	August 2015	US$ 110	-	110.0	-	December 2019	LIBOR 3M plus 4.65%
Bradesco (12)	May 2012	US$ 11.7	-	3.9	7.8	December 2016	7.20%

(1)	Collateralized by (i) a first degree mortgage of the Takuare farm; (ii) a pledge on the capital stock (“quotas”) of Adecoagro Brasil Participações S.A.; and (iii) liens over the Angélica mill and equipment.
(2)	Collateralized by (i) a first degree mortgage of the Sapálio farm; and (ii) liens over the Angélica mill and equipment.
(3)	Collateralized by (i) a first degree mortgage of the Carmen (Santa Agua) farm; (ii) a second degree mortgage of the Sapálio farm; and (iii) liens over the Ivinhema mill and equipment.
(4)	Collateralized by (i) a first degree mortgage of the Carmen (Santa Agua) farm; (ii) a second degree mortgage of the Sapálio farm; (iii) a second degree mortgage of the Takuare farm; (iv) liens over the Ivinhema mill and equipment; and (v) power sales contract.
(5)	Collateralized by power sales contract.
(6)	Collateralized by (i) pledge of sugarcane and (ii) sales contracts.
(7)	Collateralized by (i) a first degree mortgage of the Carmen (Santa Agua) farm; (ii) a second degree mortgage of the Sapálio farm; (iii) a second degree mortgage of the Takuare farm; (iv) liens over the Ivinhema mill and equipment; and (v) power sales contract.
(8)	Collateralized by (i) liens over the Ivinhema mill and equipment; and (ii) power sales contracts.
(9)	Collateralized by (i) pledge of sugarcane and (ii) sales contracts.
(10)	Collateralized by (i) a first-degree mortgage of the Conquista, Alto Alegre, Dom Fabrício, Nossa Senhora Aparecida, Água Branca, Ouro Verde and Bela Manhã farms, (ii) pledge of sugarcane and ethanol, and (iii) sales contracts.
(11)	Collateralized by (i) a first-degree mortgage of the Rio de Janeiro farm.
(12)	Collateralized by (i) liens over the Monte Alegre mill and equipment.

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

During 2015 and 2014 the Group was in compliance with all financial covenants.

Argentinian Subsidiaries

•	IDB Facility

The amended IDB Facility is divided into a seven-year US$ 20 million tranche (“Tranche A”) and a five-year US$ 60 million tranche (“Tranche B”) with a final maturity in November 2018 and 2016, respectively. Tranche A bore interest at fixed rate of 6.11% per annum. Tranche B bears interest at 180-day LIBOR plus 5.70% per annum. The Group entered into a floating to fix interest rate forward swap, fixing LIBOR at 1.25%, effective May 2012.

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

In addition, the IDB Facility contains a change of control provision requiring acceleration of amounts due under the facility.

During 2015 and 2014 the Group was in compliance with all financial covenants.

The carrying amounts of the Group’s borrowings are denominated in the following currencies (expressed in US dollars):

	2015	2014
Currency
US Dollar	526,710	320,638
Brazilian Reais	193,345	362,733
Argentine Peso	3,284	15,135
	723,339	698,506

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

	2015	2014	2013
Current income tax	(2,164)	(124)	(979)
Deferred income tax	(1,590)	(5,982)	10,256
Income tax (expense) / benefit	(3,754)	(6,106)	9,277

The statutory tax rate in the countries where the Group operates for all of the years presented are:

Tax Jurisdiction	Income Tax Rate
Argentina	35%
Brazil	34%
Uruguay	25%

Argentine income tax law includes a 10% withholding tax on dividend distributions made by Argentine companies to individuals and foreign beneficiaries. As of December 31, 2015, the Company did not record any liability on retained earnings at their Argentine subsidiaries due to its dividend policy which defines that the Company intends to retain any future earnings to finance operations and the expansion of their business and does not intend to distribute or pay any cash dividends on the Group’s common shares in the foreseeable future.

Deferred income tax liabilities of US$ 0.7 million have not been recognized for the withholding tax and other taxes that would be payable on the unremitted earnings of certain subsidiaries. Such amounts are permanently reinvested. As of December 31, 2015 the unremitted earnings totaled US$ 9.9 million.

Deferred tax assets and liabilities of the Group as of December 31, 2015 and 2014, without taking into consideration the offsetting of balances within the same tax jurisdiction, will be recovered or settled as follows:

	2015	2014
Deferred income tax asset to be recovered after more than 12 months	85,562	75,635
Deferred income tax asset to be recovered within 12 months	35,571	10,110
Deferred income tax assets	121,133	85,745

Deferred income tax liability to be settled after more than 12 months	(73,087)	(77,305)
Deferred income tax liability to be settled within 12 months	(2,825)	(2,478)
Deferred income tax liability	(75,912)	(79,783)
Deferred income tax assets, net	45,221	5,962

The accompanying notes are an integral part of these consolidated financial statements.

F - 76

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

22.	Taxation (continued)

The gross movement on the deferred income tax account is as follows:

	2015	2014	2013
Beginning of year	5,962	(9,255)	(39,997)
Exchange differences	(8,257)	7,050	11,938
Disposal of subsidiary (Note 16)	-	-	201
Tax charge relating to cash flow hedge (i)	49,106	14,149	8,347
Income tax (expense) / benefit	(1,590)	(5,982)	10,256
End of year	45,221	5,962	(9,255)

(i)	Relates to the gain or loss before income tax of cash flow hedge recognized in other comprehensive income amounting to US$ 176,657 for the year ended December 31, 2015 (2014: US$ 53,584; 2013: US$ 6,167).

The movement in the deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred income tax liabilities	Property, plant and equipment	Biological assets	Others	Total
At January 1, 2013	83,409	18,793	14,353	116,555
Charged/(credited) to the statement of income	12,590	(4,394)	2,864	11,060
Disposal of subsidiary	(622)	-	-	(622)
Exchange differences	(18,339)	(3,247)	(2,792)	(24,378)
At December 31, 2013	77,038	11,152	14,425	102,615
(Credited)/charged to the statement of income	(6,446)	(960)	6,014	(1,392)
Exchange differences	(16,367)	(2,137)	(2,936)	(21,440)
At December 31, 2014	54,225	8,055	17,503	79,783
(Credited) /charged to the statement of income	22,310	19,674	(15,458)	26,526
Exchange differences	(20,571)	(4,781)	(5,045)	(30,397)
At December 31, 2015	55,964	22,948	(3,000)	75,912

The accompanying notes are an integral part of these consolidated financial statements.

F - 77

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

22.	Taxation (continued)

Deferred income tax assets	Provisions	Tax loss Carry forwards	Equity-settled share-based compensation	Biological Assets	Others	Total
At January 1, 2013	5,571	58,417	6,716	2,501	3,353	76,558
Charged/(credited) to the statement of income	1,161	13,200	(299)	2,922	4,332	21,316
Disposal of subsidiary	-	(421)	-	-	-	(421)
Tax charge relating to cash flow hedge	-	8,347	-	-	-	8,347
Exchange differences	(905)	(9,923)	-	(549)	(1,063)	(12,440)
At December 31, 2014	5,827	69,620	6,417	4,874	6,622	93,360
Charged/(credited) to the statement of income	(3,745)	(2,636)	(522)	(1,568)	1,097	(7,374)
Tax charge relating to cash flow hedge	-	14,149	-	-	-	14,149
Exchange differences	(313)	(12,780)	-	(397)	(900)	(14,390)
At December 31, 2014	1,769	68,353	5,895	2,909	6,819	85,745
Charged/(credited) to the statement of income	770	24,248	(275)	(1,293)	1,486	24,936
Tax charge relating to cash flow hedge	-	49,106	-	-	-	49,106
Exchange differences	(750)	(34,513)	-	(793)	(2,598)	(38,654)
At December 31, 2015	1,789	107,194	5,620	823	5,707	121,133

Tax loss carry forwards in Argentina and Uruguay generally expire within 5 years. Tax loss carry forwards in Brazil do not expire. However, in Brazil, the taxable profit for each year can only be reduced by tax losses up to a maximum of 30%.

In order to fully realize the deferred tax asset, the Group will need to generate future taxable income in the countries where the tax loss carry forward were incurred. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that as at December 31, 2015, it is probable that the Group will realize all of the deferred tax assets in Argentina and some portion of the deferred tax assets in Brazil.

As of December 31, 2015, the Group’s tax loss carry forwards and their corresponding jurisdictions are as follows:

Jurisdiction	Tax loss carry forward	Expiration Period
Argentina	75,398	5 years
Brazil	236,471	No expiration date

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The Group did not recognize deferred income tax assets of US$ 3.8 million in respect of losses amounting to US$ 11.5 million that can be carried forward against future taxable income. From these US$ 3.8 million tax loss carry-forwards US$ 3.5 do not expire and the rest will expire in 2017.

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

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	2015	2014	2013
Tax calculated at the tax rates applicable to profits in the respective countries	(7,703)	(3,374)	13,094
Non-deductible items	(241)	(441)	(2,398)
Tax losses where no deferred tax asset was recognized	(428)	(2,383)	(3,811)
Non-taxable income	4,625	199	2,319
Others	(7)	(107)	73
Income tax (expense) / benefit	(3,754)	(6,106)	9,277

23.	Payroll and social security liabilities

	2015	2014
Non-current
Social security payable	1,236	1,278
	1,236	1,278
Current
Salaries payable	4,755	6,322
Social security payable	2,766	3,898
Provision for vacations	9,877	12,364
Provision for bonuses	4,755	4,731
	22,153	27,315
Total payroll and social security liabilities	23,389	28,593

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

The table below shows the movements in the Group's provisions for other liabilities categorized by type of provision:

	Labor, legal and other claims	Onerous contracts	Total
At January 1, 2014	2,832	118	2,950
Additions	1,283	3,779	5,062
Used during year	(899)	(3,841)	(4,740)
Exchange differences	(487)	(48)	(535)
At December 31, 2014	2,729	8	2,737
Additions	1,483	17	1,500
Used during year	(921)	(1)	(922)
Exchange differences	(998)	(4)	(1,002)
At December 31, 2015	2,293	20	2,313

Analysis of total provisions:

	2015	2014
Non current	1,653	2,013
Current	660	724
	2,313	2,737

The Group is engaged in several legal proceedings, including tax, labor, civil, administrative and other proceedings in Brazil, which qualified as contingent liabilities for an aggregate claimed nominal amount of US$ 30.05 million and US$ 24.07 million as of December 31, 2015 and 2014, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

F - 80

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

25.	Sales

	2015	2014	2013
Sales of manufactured products and services rendered:
Rice	82,797	99,339	101,906
Ethanol	176,150	165,870	150,382
Sugar	177,801	174,459	133,597
Soybean oil and meal	2,071	-	-
Energy	46,671	66,800	32,463
Powder milk	1,042	2,948	-
Services	1,545	2,093	2,929
Operating Leases	1,309	1,593	3,446
Others	1,233	25	584
	490,619	513,127	425,307
Sales of agricultural produce and biological assets:
Soybean	75,361	79,515	68,850
Cattle for dairy	3,656	2,553	2,244
Other cattle	-	-	616
Corn	41,813	69,636	79,277
Cotton	3,317	9,081	6,119
Milk	27,906	27,467	28,417
Wheat	16,116	7,669	20,379
Sunflower	12,659	10,016	8,030
Sorghum	111	84	146
Rice	-	1,117	-
Barley	634	1,150	1,419
Seeds	648	1,244	2,617
Others	1,474	307	1,203
	183,695	209,839	219,317
Total sales	674,314	722,966	644,624

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

The notional amount of these contracts is US$ 62.4 million as of December 31, 2015 (2014: US$ 31.5 million; 2013: US$ 49.7 million) comprised primarily of 58,865 tons of sugar (US$ 18.4 million), 4,556 m3 of ethanol (US$ 2.1 million), 506,250 mwh of energy (US$ 29.1 million) 29.8 tons of soybean (U$S 7.4 million), 102 tons of cotton (US$ 0.1 million), 4,977 tons of wheat (US$ 1.4 million), 5,979 tons of corn (US$ 0.8 million) and 16,260 tons of sunflower (US$ 4.8) which expire between January 2016 and December 2016.

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

The following table provides the additional disclosure required on the nature of expenses and their relationship to the function within the Group:

	2015	2014	2013
Cost of agricultural produce and biological assets sold	154,579	185,378	191,213
Raw materials and consumables used in manufacturing activities	199,028	191,827	158,352
Services	11,420	14,046	14,201
Salaries and social security expenses (Note 27)	63,147	66,775	61,019
Depreciation and amortization	71,267	89,656	68,432
Taxes (*)	3,702	3,689	4,836
Maintenance and repairs	11,721	12,722	10,085
Freights	44,553	46,499	37,909
Export taxes / selling taxes	33,430	34,550	34,410
Fuel and lubricants	9,444	10,225	8,603
Lease expense and similar arrangements (**)	1,741	2,473	2,610
Others	20,354	19,000	21,329
Total expenses by nature	624,386	676,840	612,999

(*) Excludes export taxes and selling taxes.

(**) Relates to various cancellable operating lease agreements for office and machinery equipment.

For the year ended December 31, 2015, an amount of US$ 321,998 is included as “cost of manufactured products sold and services rendered” (2014: US$ 335,442; 2013: US$ 272,261); an amount of US$ 183,695 is included as “cost of agricultural produce sold and direct agricultural selling expenses” (2014: US$209,839; 2013: US$219,317); an amount of US$ 48,425 is included in “general and administrative expenses” (2014: US$ 52,695; 2013: US$ 53,352); and an amount of US$ 70,268 is included in “selling expenses” as described above (2014: US$78,864; 2013: US$68,069).

27.	Salaries and social security expenses

	2015	2014	2013
Wages and salaries	44,585	48,287	42,291
Social security costs	14,166	14,621	14,925
Equity-settled share-based compensation	4,396	3,867	3,803
	63,147	66,775	61,019
Number of employees	8,089	8,109	7,494

The accompanying notes are an integral part of these consolidated financial statements.

F - 82

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

28.	Other operating income, net

	2015	2014	2013
Gain from disposal of farmland and other assets (Note 16)	7,914	-	26,434
Gain from commodity derivative financial instruments	22,148	9,937	19,586
Loss from onerous contracts – forwards	(25)	(157)	(292)
Gain from disposal of other property items	721	985	670
Gain from disposal of financial assets (Note 16)	-	-	1,188
Gain from the sale of subsidiaries (Note 16)	-	-	779
Others	308	1,212	1,285
	31,066	11,977	49,650

29.	Financial results, net

	2015	2014	2013
Finance income:
- Interest income	8,201	7,068	6,882
- Other income	949	223	352
Finance income	9,150	7,291	7,234

Finance costs:
- Interest expense	(49,491)	(54,915)	(49,249)
- Cash flow hedge – transfer from equity (Note 3)	(32,700)	(12,031)	(2,560)
- Foreign exchange losses, net	(23,423)	(9,246)	(21,087)
- Taxes	(3,358)	(3,731)	(3,815)
- Loss from interest rate/foreign exchange rate derivative financial instruments	(4,437)	(3,232)	(19,028)
- Other expenses	(3,481)	(3,317)	(3,177)
Finance costs	(116,890)	(86,472)	(98,916)
Total financial results, net	(107,740)	(79,181)	(91,682)

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

	2015	2014	2013

Profit / (Loss) from continuing operations attributable to equity holders of the Group	17,133	2,518	(27,597)
Profit/(Loss) from discontinued operations attributable to equity holders of the Group	-	-	1,767
Weighted average number of shares in issue (thousands)	120,901	120,562	122,302
Basic earnings / (loss) per share from continuing operations	0.142	0.021	(0.226)
Basic earnings / (loss) per share from discontinued operations	-	-	0.014

(b) Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares. The Group has two categories of dilutive potential shares: equity-settled share options and restricted units. For these instruments, a calculation is done to determine the number of shares that could have been acquired at fair value, based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the equity-settled share options. As of December 31, 2015, there were 1,701 thousands (2014: 1,729 thousands; 2013: 2,431 thousands) share options/restricted units outstanding that could potentially have a dilutive impact in the future but were antidilutive for the periods presented.

	2015	2014	2013

Profit / (Loss) from continuing operations attributable to equity holders of the Group	17,133	2,518	(27,597)
Profit /(Loss) from discontinued operations attributable to equity holders of the Group	-	-	1,767
Weighted average number of shares in issue (thousands)	120,901	120,562	122,302
Adjustments for:
- Employee share options and restricted units (thousands)	1,445	1,055	807
Weighted average number of shares for diluted earnings per share (thousands)	122,346	121,617	123,109
Diluted earnings / (loss) per share from continuing operations	0.140	0.021	(0.226)
Diluted earnings / (loss) per share from discontinued operations	-	-	0.014

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

The Group leases land for crop cultivation in Argentina. The leases have an average term of a crop year and are renewable at the option of the lessee for additional periods. Under the lease agreements, rent accrues generally at the time of harvest. Rent is payable at several times during the crop year. Lease expense was US$ 10.75 million for the year ended December 31, 2015 (2014: US$ 12.8 million; 2013: US$ 17.9 million). Lease expense is capitalized as part of biological assets, affecting the periodically re-measurement of the biological assets at fair value. Based on this accounting policy, the line item ‘Initial recognition and changes in fair value of biological assets and agricultural produce’ in the consolidated income statement is directly affected by the lease expense that has been capitalized.

The future aggregate minimum lease payments under cancellable operating leases are as follows:

	2015	2014
No later than 1 year	5,370	5,180
Later than 1 year and no later than 5 years	141	105
	5,511	5,285

Agriculture “partnerships” (parceria by its exact term in Portuguese):

The Group enters into contracts with landowners to cultivate sugarcane on their land. These contracts have an average term of 5 years.

Under these contracts, the Group makes payments based on the market value of sugarcane per hectare (in tons) used by the Group in each harvest, with the market value based on the price of sugarcane published by CONSECANA and a fixed amount of total recoverable sugar per ton. Lease expense was US$ 53.41 million for the year ended December 31, 2015 (2014: US$ 65.0 million; 2013: US$ 150.0 million). Lease expense is included in “Initial recognition and changes in fair value of biological assets and agricultural produce” in the statement of income.

Finance leases:

Most of the leased assets carried in the consolidated statement of financial position as part of a finance lease relate to long-term rental and lease agreements for vehicles, machinery and equipment.

Obligations under finance leases

Lease liabilities are effectively secured as the rights to the leased asset revert to the lessor in the event of default.

Gross finance lease liabilities – minimum lease payments:

	2015	2014
Not later than one year	218	299
Later than one year and not later than five years	77	342
	295	641
Future finance charges on finance leases	(16)	(61)
Present value of finance lease liabilities	279	580

The accompanying notes are an integral part of these consolidated financial statements.

F - 85

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

31. Disclosure of leases and similar arrangements (continued)

The present value of finance lease liabilities is as follows:

	2015	2014
Not later than one year	211	287
Later than one year and not later than five years	68	293
	279	580

Under the terms of the lease agreements, no contingent rents are payable. The interest rate inherent in these finance leases is fixed at the contract date for all of the lease term. The average interest rate on finance lease payables at December 31, 2015 was 14.20% (2014: 8.77%).

The Group as lessor

Operating leases:

The Group acts as a lessor in connection with an operating lease related to leased farmland. The lease payments received are recognized in profit or loss. The lease has a term of ten years.

The following amounts have been recognized in the statement of income in the line “Sales of manufactured products and services rendered”:

	2015	2014	2013
Rental income	1,302	1,523	3,446

The future minimum rental payments receivable under cancellable leases are as follows:

	2015	2014
No later than 1 year	940	1,486
Later than 1 year and no later than 5 years	1,185	2,626
	2,125	4,112

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

F - 86

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

32.	Group companies

The following table details the subsidiaries that comprised the Group as of December 31, 2015 and 2014:

			2015	2014
	Activities	Country of incorporation and operation	Ownership percentage held if not 100%	Ownership percentage held if not 100%
Details of principal subsidiary undertakings:
Operating companies (unless otherwise stated):
Adeco Agropecuaria S.A.	(a)	Argentina	-	-
Pilagá S.A.	(a)	Argentina	99.84%	99.84%
Cavok S.A.	(a)	Argentina	51%	-
Establecimientos El Orden S.A.	(a)	Argentina	51%	-
Bañado del Salado S.A.	(a)	Argentina	-	-
Agro Invest S.A.	(a)	Argentina	51%	51%
Forsalta S.A.	(a)	Argentina	51%	51%
Dinaluca S.A.	(a)	Argentina	-	-
Simoneta S.A.	(a)	Argentina	-	-
Compañía Agroforestal S.M.S.A.	(a)	Argentina	-	-
Adeco Agropecuaria Brasil Ltda.	(b)	Brazil	-	-
Adecoagro Vale do Ivinhema Ltda.	(b)	Brazil	-	-
Adecoagro Commodities Ltda.	(b)	Brazil	-	-
Usina Monte Alegre Ltda.	(b)	Brazil	-	-
Kelizer S.A.	(a)	Uruguay	-	-
Agroglobal S.A. (f.k.a. Adecoagro Uruguay S.A.)	(a)	Uruguay	-	-
Holdings companies:
Adeco Brasil Participações S.A.	-	Brazil	-	-
International Farmland Holdings LP	(d)	United States	-	-
Adecoagro LP	(d)	United States	-	-
Adecoagro LP S.C.S.	(f)	Luxembourg	-	-
Adecoagro GP S.a.r.l.	-	Luxembourg	-	-
Ladelux S.C.A.	-	Uruguay	-	-
Spain Holding Companies (c)	-	Spain	-	-
Ona Ltd.	-	Malta	(e)	(e)
Toba Ltd.	-	Malta	(e)	(e)

(a) Mainly crops, rice, cattle and others

(b) Mainly sugarcane, ethanol and energy

(c) Comprised by (1) wholly owned subsidiaries: Kadesh España S.L.U.; Leterton España S.L.U.; Global Asterion S.L.U.; Global Acasto S.L.U.; Global Laertes S.L.U.; Global Seward S.L.U.; Global Pindaro S.L.U.; Global Pileo S.L.U.; Peak Texas S.L.U.; Peak City S.L.U. and 51% controlled subsidiaries (see note 16): Global Acamante S.L.U.; Global Carelio S.L.U.; Global Calidon S.L.U.; Global Mirabilis S.L.U. Global Anceo S.L.U. Global Hisingen S.L.U.

(d) Merge without liquidation with Adecoagro L.P. in April 2015.

(e) These companies are in liquidation.

(f) The continuer from the merger between Adecoagro LP and International Farmland Holdings LP.

The accompanying notes are an integral part of these consolidated financial statements.

F - 87

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

33.	Related-party transactions

The following is a summary of the balances and transactions with related parties:

Related party	Relationship	Description of transaction	Income (loss) included in the statement of income			Balance receivable (payable)/(equity)
			2015	2014	2013	2015	2014
		Sales of goods	-	-	7.432	-	-
Grupo La Lácteo	Joint venture	Purchases of goods	-	-	(25)	-	-
		Interest income	-	-	33	-	-
Mario Jorge de Lemos Vieira/ Cia Agropecuaria Monte Alegre/ Alfenas Agricola Ltda/ Marcelo Weyland Barbosa Vieira/ Paulo Albert Weyland Vieira	(i)	Cost of manufactured products sold and services rendered (ii)	(2,304)	(2,854)	(2,650)	-	-
		Receivables from related parties (Note 13)	-	-	-	300	258
		Payables (Note 20)	-	-	-	(465)	-
Directors and senior management	Employment	Compensation selected employess	(7,528)	(7,439)	(7,367)	(16,836)	(16,876)

CHS Agro	Joint venture	Purchases of goods	-	-	402	-	-
		Receivables from related parties (Note 13)	-	-	-	8,204	-
		Sales of goods	2,201	2,824	-	-	-
		Services	110	70	-	-	-
		Interest income	74	49	-	-	-

(i) Shareholders of the Company.

(ii) Relates to agriculture partnership agreements (“parceria”).

The accompanying notes are an integral part of these consolidated financial statements.

F - 88