Form 20-F
period 2016-12-31
Adecoagro S.A.
filed 2017-04-28
CIK 1499505

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED ON DECEMBER 31, 2016
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM TO ________________
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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

Gorka Fernandez Matute

Vertigo Naos Building, 6, Rue Eugène Ruppert,

L - 2453 Luxembourg

Email: gorka.fernandezmatute@intertrustgroup.com

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

None

The number of outstanding shares of each of the issuer’s classes of capital stock as of December 31, 2016:

121,143,497 Common Shares, par value $1.50 per share

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer," accelerated filer,” and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Certain Defined Terms

In this annual report, unless otherwise specified or if the context so requires:

•	References to the terms “Adecoagro S.A.,” “Adecoagro,” “we,” “us,” “our,” “Company” and “our company” refer to, Adecoagro S.A., a corporation organized under the form of a société anonyme under the laws of the Grand Duchy of Luxembourg, and its subsidiaries.

•	References to “IFH” and “IFH LP” mean the former International Farmland Holdings, LP, a limited partnership (previously IFH LP and International Farmland Holdings, LLC, or IFH LLC).

•	References to “Adecoagro LP” mean Adecoagro, LP SCS, a limited partnership organized under the form of a société comandite simple under the laws of the Grand Duchy of Luxembourg (previously Adecoagro LP and Adecoagro, LLC).

•	References to “$,” “US$,” “U.S. dollars” and “dollars” are to U.S. dollars.

•	References to “Argentine Pesos,” “Pesos” or “Ps.” are to Argentine Pesos, the official currency of Argentina.

•	References to “Brazilian Real,” “Real,” “Reais” or “R$” are to the Brazilian Real, the official currency of Brazil.

•	Unless stated otherwise, references to “sales” are to the consolidated sales of manufactured products and services rendered plus sales of agricultural produce and biological assets.

•	References to “IFRS” are International Financial Reporting Standards issued by the International Accounting Standards Board (“IASB”) and the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), together “IFRS.”

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

The consolidated financial statements as of December 31, 2016, 2015 and 2014, and for the years then ended (hereinafter, the “Consolidated Financial Statements”) included in this annual report have been prepared in accordance with IFRS. All IFRS effective at the time of preparing the Consolidated Financial Statements have been applied.

v

Financial Statements

Non-IFRS Financial Measures

To supplement our Consolidated Financial Statements, which are prepared and presented in accordance with IFRS, we use the following non-IFRS financial measures in this annual report:

•	Adjusted Consolidated EBITDA
•	Adjusted Segment EBITDA
•	Adjusted Consolidated EBIT
•	Adjusted Segment EBIT
•	Adjusted Free Cash Flow
•	Adjusted Free Cash Flow from Operations
•	Net Debt
•	Net Debt to Adjusted Consolidated EBITDA

In this section, we provide an explanation and a reconciliation of each of our non-IFRS financial measures to their most directly comparable IFRS measures of each non-IFRS measure. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS.

We use non-IFRS measures to internally evaluate and analyze financial results. We believe these non-IFRS financial measures provide investors with useful supplemental information about the liquidity and financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and enable comparison of our financial results with other public companies, many of which present similar non-IFRS financial measures.

There are limitations associated with the use of non-IFRS financial measures as an analytical tool. In particular, many of the adjustments to our IFRS financial measures reflect the exclusion of items, such as depreciation and amortization, changes in fair value and the related income tax effects of the aforementioned exclusions, that are recurring and will be reflected in our financial results for the foreseeable future. In addition, these measures may be different from non-IFRS financial measures used by other companies, limiting their usefulness for comparison purposes.

Adjusted Consolidated EBITDA, Adjusted Segment EBITDA, Adjusted Consolidated EBIT and Adjusted Segment EBIT

We present Adjusted Consolidated EBITDA, Adjusted Segment EBITDA, Adjusted Consolidated EBIT and Adjusted Segment EBIT in this annual report as supplemental measures of performance of our company and of each operating segment, respectively, that are not required by, or presented in accordance with IFRS. Our Adjusted Consolidated EBITDA equals the sum of our Adjusted Segment EBITDA for each of our operating segments. We define “Adjusted Consolidated EBITDA” as (i) consolidated net profit (loss) for the year, as applicable, before interest expense, income taxes, depreciation and amortization, foreign exchange gains or losses, other net financial expenses; and (ii) adjusted by profit or loss from discontinued operations; and (iii) adjusted by gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland which are reflected in our Shareholders Equity under the line item”: ”Reserve from the sale of non-controlling interests in subsidiaries.” We define “Adjusted Segment EBITDA” for each of our operating segments as (i) the segment’s share of consolidated profit (loss) from operations before financing and taxation for the year, as applicable, before depreciation and amortization; and (ii) adjusted by profit or loss from discontinued operations; and (iii) adjusted by gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, which are reflected in our Shareholders Equity under the line item: “Reserve from the sale of non-controlling interests in subsidiaries.”

We believe that Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are important measures of operating performance for our company and each operating segment, respectively, because they allow investors and others to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, respectively, including our return on capital and operating efficiencies, from period to period by removing the impact of our capital structure (interest expense from our outstanding debt), asset base (depreciation and amortization), tax consequences (income taxes), foreign exchange gains or losses and other financial expenses. In addition, by including the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, investors can also evaluate the full value and returns generated by our land transformation activities. Other companies may calculate Adjusted Consolidated EBITDA and Adjusted Segment EBITDA differently, and therefore our Adjusted Consolidated EBITDA and Adjusted Segment EBITDA may not be comparable to similarly titled measures used by other companies. Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are not measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, segment’s profit from operations before financing and taxation and other measures determined in accordance with IFRS. Items excluded from Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are significant and necessary components to the operations of our business, and, therefore, Adjusted Consolidated EBITDA and Adjusted Segment EBITDA should only be used as a supplemental measure of our company’s operating performance, and of each of our operating segments, respectively. We also believe Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are useful for securities analysts, investors and others to evaluate the financial performance of our company and other companies in the agricultural industry. These non-IFRS measures should be considered in addition to, but not as a substitute for or superior to, the information contained in either our statements of income or segment information.

Our Adjusted Consolidated EBIT equals the sum of our Adjusted Segment EBITs for each of our operating segments. We define “Adjusted Consolidated EBIT” as (i) consolidated net profit (loss) for the year, as applicable, before interest expense, income taxes, foreign exchange gains or losses and other net financial expenses; and (ii) adjusted by profit or loss from discontinued operations; and (iii) adjusted by gains or losses from disposals of non controlling interests in subsidiaries whose main underlying asset farmland. We define “Adjusted Segment EBIT” for each of our operating segments as the segment’s share of (i) consolidated profit (loss) from operations before financing and taxation for the year, as applicable; and (ii) adjusted by profit or loss from discontinued operations; and (iii) adjusted by gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, which are reflected in our Shareholders Equity under the line item: “Reserve from the sale of non-controlling interests in subsidiaries.” We believe that Adjusted Consolidated EBIT and Adjusted Segment EBIT are important measures of operating performance, for our company and each operating segment, respectively, because they allow investors and others to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, from period to period by including the impact of depreciable fixed assets and removing the impact of our capital structure (interest expense from our outstanding debt), tax consequences (income taxes), foreign exchange gains or losses and other financial expenses. In addition, by including the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, investors can evaluate the full value and returns generated by our land transformation activities. Other companies may calculate Adjusted Consolidated EBIT and Adjusted Segment EBIT differently, and therefore our Adjusted Consolidated EBIT and Adjusted Segment EBIT may not be comparable to similarly titled measures used by other companies. Adjusted Consolidated EBIT and Adjusted Segment EBIT are not measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, segment’s profit from operations before financing and taxation and other measures determined in accordance with IFRS. Items excluded from Adjusted Consolidated EBIT and Adjusted Segment EBIT are significant and necessary components to the operations of our business, and, therefore, Adjusted Consolidated EBIT and Adjusted Segment EBIT should only be used as a supplemental measure of the operating performance of our company, and of each of our operating segments, respectively. We also believe Adjusted Consolidated EBIT and Adjusted Segment EBIT are useful for securities analysts, investors and others to evaluate the financial performance of our company and other companies in the agricultural industry.

Adjusted Free Cash Flow and Adjusted Free Cash Flow from Operations

We define Adjusted Free Cash Flow as (i) net cash generated from operating activities, less (ii) net cash used in investing activities, less (iii) interest paid, plus (iv) proceeds from the sale of non-controlling interest in subsidiaries. We define Adjusted Free Cash Flow from Operations as (i) net cash generated from operating activities less (ii) net cash used in investing activities, less (iii) interest paid, plus (iv) proceeds from the sale of non-controlling interest in subsidiaries; plus (v) expansion capital expenditures.

Expansion capital expenditures is defined as the required investment to expand current production capacity. We define maintenance capital expenditures as the necessary investments in order to maintain the current level of productivity both at an agricultural and industrial level.

We believe Adjusted Free Cash Flow is an important liquidity measure for the Company because it allows investors and others to evaluate and compare the amount of cash generated by the Company to undertake growth investments, to fund acquisitions, to reduce outstanding financial debt, and to provide a return to shareholders in the form of dividends and/or share repurchases, among other things.

We believe Adjusted Free Cash Flow from Operations is an important liquidity metric for the Company because it allows investors and others to evaluate and compare the amount of cash generated by the Company’s operations after paying for interests, taxes and maintenance capital expenses. We believe this metric is relevant in evaluating the overall performance of our business.

Other companies may calculate Adjusted Free Cash Flow and Adjusted Free Cash Flow from Operations differently, and therefore our formulation may not be comparable to similarly titled measures used by other companies. Adjusted Free Cash Flow and Adjusted Free Cash Flow from Operations are not measures of liquidity under IFRS, and should not be considered in isolation or as an alternative to consolidated, cash flows from operating activities, net increase, (decrease) in cash and cash equivalents and other measures determined in accordance with IFRS

Net Debt and Net Debt to Adjusted Consolidated EBITDA

Net debt is defined as the sum of non-current and current borrowings less cash and cash equivalents. This measure is widely used by management.

Management is consistently tracking our leverage position and our ability to repay and service our debt obligations over time. We have therefore set a leverage ratio target that is measured by net debt divided by Adjusted Consolidated EBITDA.

We believe that the ratio net debt to Adjusted Consolidated EBITDA provides useful information to investors because management uses it to manage our debt-equity ratio in order to promote access to capital markets and our ability to meet scheduled debt service obligations.

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

x

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.	SELECTED FINANCIAL DATA

The following selected financial data as of December 31, 2016, 2015 and 2014 and for the three years in the period ended December 31, 2016 have been derived from our Consolidated Financial Statements appearing elsewhere in this annual report on Form 20-F. The selected financial data as of December 31, 2013 and 2012 and for the years ended December 31, 2013 and 2012 have been derived from our annual consolidated financial statements as of December 31, 2014, 2013 and 2012 and for the three years in the period ended December 31, 2014, which are not included herein. The Consolidated Financial Statements are prepared in accordance with IFRS. All IFRS effective at the time of preparing the Consolidated Financial Statements have been applied.

The Consolidated Financial Statements are prepared in accordance with IFRS. All IFRS effective at the time of preparing the Consolidated Financial Statements have been applied.

You should read the information contained in the following tables in conjunction with “Item 5. Operating and Financial Review and Prospects”, “Item 8. Financial Information”, “Item 18. Financial Statements” and the Consolidated Financial Statements and the accompanying notes included elsewhere in this annual report.

▪	Effects of the adoption of the amendments to IAS 41 and IAS 16

IASB amended IAS 16 “Property, Plant and Equipment” and IAS 41 “Agriculture,” which distinguish bearer plants from other biological assets. Bearer plants are used solely to grow produce over their productive lives and are considered to bear more resemblance to machinery and equipment (IAS 16) than other biological assets (under IAS 41). Accordingly, they are now accounted for under IAS 16. However, the agricultural produce growing on bearer plants remains within the scope of IAS 41 and is measured at fair value less cost to sell. The amendments were applicable for our fiscal year ended December 31, 2016.

Our sugarcane and coffee plantations qualify as bearer plants under the new definition in IAS 41. As required under IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors”, we effected the change in accounting policy retrospectively. Consequently, effective January 1, 2016, our sugarcane and coffee plantations were reclassified to property, plant and equipment, measured at amortized cost and depreciated over their useful life on a straight-line basis. We adopted the transitional rule provided for in the amendment, which allowed us to apply the fair value of bearer plants as their deemed cost as of January 1, 2014. Accordingly, we revised the comparative amounts financial data for the years ended December 31, 2015 and 2014. Financial data for the years ended December 31, 2013 and 2012 have not been revised, and are not comparable to financial data for the years 2016, 2015 and 2014.

For further information, and an analysis of the impact of the adoption of IAS 41 and IAS 16 to our Consolidated Financial Statements please see Note 32.1 to our Consolidated Financial Statements.

	As of December 31,
	2016	2015	2014	2013(*)	2012(*)
	(In thousands of $)
Statements of Income Data:
Sale of goods and services rendered	869,235	674,314	722,966	644,624	604,700
Cost of goods sold and services rendered	(678,581)	(557,786)	(605,325)	(491,578)	(489,152)
Initial recognition and changes in fair value of biological assets and agricultural produce	125,456	54,528	100,216	(39,123)	16,643
Changes in net realizable value of agricultural produce after harvest	(5,841)	14,691	3,401	12,875	16,004
Margin on manufacturing and agricultural activities before operating expenses	310,269	185,747	221,258	126,798	148,195
General and administrative expenses	(50,750)	(48,425)	(52,695)	(53,352)	(57,691)
Selling expenses	(80,673)	(70,268)	(78,864)	(68,069)	(58,602)
Other operating income, net	(8,297)	31,066	11,977	49,650	31,097
Share of loss of joint ventures	-	(2,685)	(924)	(219)	-
Profit from operations before financing and taxation	170,549	95,435	100,752	54,808	62,999
Finance income	7,957	9,150	7,291	7,234	11,538
Finance costs	(165,380)	(116,890)	(86,472)	(98,916)	(66,654)
Financial results, net	(157,423)	(107,740)	(79,181)	(91,682)	(55,116)
Profit / (Loss) before income tax	13,126	(12,305)	21,571	(36,874)	7,883
Income tax (expense) / benefit	(9,387)	7,954	(10,535)	9,277	5,436
Profit / (Loss) for the year from continuing operations	3,739	(4,351)	11,036	(27,597)	13,319
Profit / (Loss) for the year from discontinued operations (1)	-	-	-	1,767	(4,040)
Profit / (Loss) for the year	3,739	(4,351)	11,036	(25,830)	9,279

Attributable to:
Equity holders of the parent	2,039	(5,593)	11,116	(25,828)	9,397
Non-controlling interest	1,700	1,242	(80)	(2)	(118)
Earnings/(Loss) per share from continuing and discontinued operations attributable to the equity holders of the parent during the year:
Basic earnings/(loss) per share
From continuing operations	0.017	(0.046)	0.092	(0.226)	0.111
From discontinued operations	-	-	-	0.014	0.034
Diluted earnings/(loss) per share
From continuing operations	0.017	(0.046)	0.091	(0.226)	0.111
From discontinued operations	-	-	-	0.014	0.034

(1) Our joint venture (equity method) investment in La Lacteo, was disposed on June 2013 and it was reflected as discontinued operations.

(*) 2013 and 2012 figures have not been revised (to give effect to the adoption of the amendments of IAS 41 and IAS 16 See “Effects of the adoption of the amendments to IAS 41 and IAS 16.”

	For the Year Ended December 31,
	2016	2015	2014	2013(*)	2012(*)
Cash Flow Data:
Net cash generated from operating activities	255,401	145,186	120,151	102,080	67,823
Net cash used in investing activities	(122,014)	(125,051)	(300,472)	(161,536)	(300,215)
Net cash generated from financing activities	(181,682)	92,413	73,289	104,671	133,508
Other Financial Data:
Adjusted Segment EBITDA (unaudited)(1)
Crops	27,462	33,211	36,671	36,720	34,313
Rice	11,698	6,274	14,198	12,902	4,943
Dairy	5,717	6,356	9,663	9,801	(2,402)
All Other segments	9,085	677	686	1,347	4,280
Farming subtotal	53,962	46,518	61,218	60,770	41,134
Ethanol, sugar and energy	265,044	167,180	200,441	115,239	97,505
Land transformation	-	23,980	25,508	28,172	27,513
Corporate	(20,957)	(21,776)	(23,233)	(23,478)	(25,442)
Adjusted Consolidated EBITDA (unaudited)(1)	298,049	215,902	263,934	180,703	140,710

(1)	See “Presentation of Financial and Other Information” for the definitions of Adjusted Segment EBITDA and Adjusted Consolidated EBITDA and the reconciliation in the table below.

	As of December 31,
	2016	2015	2014	2013 (*)	2012(*)
	(In thousands of $)
Statement of Financial Position Data:
Biological assets	145,404	111,818	124,736	292,144	298,136
Inventories	111,754	85,286	117,106	108,389	95,321
Property, plant and equipment, net	802,608	696,889	991,581	790,520	880,897
Total assets	1,455,766	1,355,394	1,646,164	1,711,476	1,777,955
Non-current borrowings	430,304	483,651	491,324	512,164	354,249
Total borrowings	635,396	723,339	698,506	660,131	539,133
Share Capital	183,573	183,573	183,573	183,573	183,331
Equity attributable to equity holders of the parent	664,091	520,084	769,638	854,304	1,025,978
Non-controlling interest	7,582	7,335	7,589	45	65
Number of shares	122,382	122,382	122,382	122,382	122,221

(*) 2013 and 2012 figures have not been revised to give effect to the adoption of the amendments of IAS 41 and IAS 16 See”Effects of the adoption of the amendments to IAS 41 and IAS 16.”

The following tables show a reconciliation of Adjusted Segment EBITDA to our segments’ profit / (loss) from operations before financing and taxation, the most directly comparable IFRS financial measure, and a reconciliation of Adjusted Consolidated EBITDA to our net profit (loss) for the year, the most directly comparable IFRS financial measure.

	As of December 31, 2016
	Crops	Rice	Dairy	All other segments	Farming Subtotal	Sugar, Ethanol and Energy	Land Trans- formation	Corporate	Total
	(In thousands of $)
Adjusted Segment EBITDA (unaudited)
Profit/(Loss) from
Operations Before Financing and Taxation	26,093	8,932	4,753	8,893	48,671	142,835	-	(20,957)	170,549
Adjusted Segment EBIT (unaudited)(1)	26,093	8,932	4,753	8,893	48,671	142,835	-	(20,957)	170,549
Depreciation and amortization	1,369	2,766	964	192	5,291	122,209	-	-	127,500
Adjusted Segment EBITDA (unaudited)(1)	27,462	11,698	5,717	9,085	53,962	265,044	-	(20,957)	298,049
Reconciliation to Profit
Profit for the year									3,739
Income tax expense									9,387
Interest expense, net									40,527
Foreign exchange, net									19,062
Other financial results, net									97,834
Adjusted Consolidated EBIT (unaudited)(1)									170,549
Depreciation and amortization									127,500
Adjusted Consolidated EBITDA (unaudited)(1)									298,049

(1)	See “Presentation of Financial and Other Information” for the definitions of Adjusted Segment EBIT, Adjusted Consolidated EBIT, Adjusted Segment EBITDA and Adjusted Consolidated EBITDA.

	As of December 31, 2015
	Crops	Rice	Dairy	All other segments	Farming Subtotal	Sugar, Ethanol and Energy	Land Trans- formation	Corporate	Total
	(In thousands of $)
Adjusted Segment EBITDA (unaudited)
Profit/(Loss) from
Operations Before Financing and Taxation	30,784	3,287	4,900	401	39,372	69,925	7,914	(21,776)	95,435
Adjusted Segment EBIT (unaudited)(1)	30,784	3,287	4,900	401	39,372	69,925	7,914	(21,776)	95,435
Depreciation and amortization	2,427	2,987	1,456	276	7,146	97,255	-	-	104,401
Reserve from the sale of non-controlling interests in subsidiaries (2)	-	-	-	-	-	-	16,066	-	16,066
Adjusted Segment EBITDA (unaudited)(1)	33,211	6,274	6,356	677	46,518	167,180	23,980	(21,776)	215,902
Reconciliation to Profit
Loss for the year									(4,351)
Income tax (benefit)									(7,954)
Interest expense, net									49,491
Foreign exchange, net									23,423
Other financial results, net									34,826
Reserve from the sale of non-controlling interests in subsidiaries (2)									16,066
Adjusted Consolidated EBIT (unaudited)(1)									111,501
Depreciation and amortization									104.401
Adjusted Consolidated EBITDA (unaudited)(1)									215,902

(1)	See “Presentation of Financial and Other Information” for the definitions of Adjusted Segment EBIT, Adjusted Consolidated EBIT, Adjusted Segment EBITDA and Adjusted Consolidated EBITDA.

(2)	This corresponds to an equity line item in our consolidated statements of financial position. See “Presentation of Financial and Other Information” for the definitions of Adjusted Segment EBIT, Adjusted Consolidated EBIT, Adjusted Segment EBITDA and Adjusted Consolidated EBITDA.

	As of December 31, 2014
	Crops	Rice	Dairy	All other segments	Farming Subtotal	Sugar, Ethanol and Energy	Land Trans- formation	Corporate	Total
	(In thousands of $)
Adjusted Segment EBITDA (unaudited)
Profit/(Loss) from
Operations Before Financing and Taxation	34,745	10,937	8,112	288	54,082	69,903	-	(23,233)	100,752
Adjusted Segment EBIT (unaudited)(1)	34,745	10,937	8,112	288	54,082	69,903	-	(23,233)	100,752
Depreciation and amortization	1,926	3,261	1,551	398	7,136	130,538	-	-	137,674
Reserve from the sale of non-controlling interests in subsidiaries (2)	-	-	-	-	-	-	25,508	-	25,508
Adjusted Segment EBITDA (unaudited)(1)	36,671	14,198	9,663	686	61,218	200,441	25,508	(23,233)	263,934
Reconciliation to Profit
Profit for the year									11,036
Income tax expense									10,535
Interest expense, net									47,847
Foreign exchange, net									9,246
Other financial results, net									22,088
Reserve from the sale of non-controlling interests in subsidiaries (2)									25,508
Adjusted Consolidated EBIT (unaudited)(1)									126,260
Depreciation and amortization									137,674
Adjusted Consolidated EBITDA (unaudited)(1)									263,934

(1)	See “Presentation of Financial and Other Information” for the definitions of Adjusted Segment EBIT, Adjusted Consolidated EBIT, Adjusted Segment EBITDA and Adjusted Consolidated EBITDA.

(2)	This corresponds to an equity line item in our consolidated statements of financial position. See “Presentation of Financial and Other Information” for the definitions of Adjusted Segment EBIT, Adjusted Consolidated EBIT, Adjusted Segment EBITDA and Adjusted Consolidated EBITDA.

	As of December 31, 2013 (*)
	Crops	Rice	Dairy	All other segment	Farming Subtotal	Sugar, Ethanol and Energy	Land Trans- formation	Corporate	Total
	(In thousands of $)
Adjusted Segment EBITDA (unaudited)
Profit/(Loss) from
Operations Before Financing and Taxation	34,549	8,171	6,714	(7,238)	42,196	7,918	28,172	(23,478)	54,808
Profit from discontinued operations	-	-	1,767	-	1,767	-	-	-	1,767
Initial recognition and changes in fair value of “long term” biological assets(l) (unrealized)	-	-	234	8,121	8,355	47,341	-	-	55,696
Adjusted Segment EBIT (unaudited)(2)	34,549	8,171	8,715	883	52,318	55,259	28,172	(23,478)	112,271
Depreciation and amortization	2,171	4,731	1,086	464	8,452	59,980	-	-	68,432
Adjusted Segment EBITDA (unaudited)(2)	36,720	12,902	9,801	1,347	60,770	115,239	28,172	(23,478)	180,703
Reconciliation to Profit
Loss for the year									(25,830)
Initial recognition and changes in fair value of “long term” biological assets(l) (unrealized)									55,696
Income tax benefit									(9,277)
Interest expense, net									42,367
Foreign exchange, net									21,087
Other financial results, net									28,228
Adjusted Consolidated EBIT (unaudited)(2)									112,271
Depreciation and amortization									68,432
Adjusted Consolidated EBITDA (unaudited)(2)									180,703

(1)	Long-term biological assets are sugarcane, coffee, dairy and cattle.

(2)	See “Presentation of Financial and Other Information” for the definitions of Adjusted Segment EBIT, Adjusted Consolidated EBIT, Adjusted Segment EBITDA and Adjusted Consolidated EBITDA.

(*) 2013 and 2012 figures have not been revised to give effect to the adoption of the amendments of IAS 41 and IAS 16 See”Effects of the adoption of the amendments to IAS 41 and IAS 16.”

	As of December 31, 2012 (*)
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

(*) 2013 and 2012 figures have not been revised to give effect to the adoption of the amendments of IAS 41 and IAS 16 See”Effects of the adoption of the amendments to IAS 41 and IAS 16.”

Adjusted Free Cash Flow	2016	2015	2014	2013 (*)	2012(*)
Net cash generated from operating activities	255,401	145,186	120,151	102,080	67,823
Net cash used in investing activities	(122,014)	(125,051)	(300,472)	(161,536)	(300,215)
Interest paid	(48,400)	(48,438)	(48,899)	(45,972)	(34,587)
Proceeds from the sale of non-controlling interest in subsidiaries	-	21,964	49,343	-	-
Expansion Capital expenditures reversal (unaudited)	48,295	87,956	237,277	166,494	294,586
Adjusted Free Cash Flow from Operations (unaudited)	133,282	81,617	57,400	61,066	27,607
Expansion Capital expenditures (unaudited)	(48,295)	(87,956)	(237,277)	(166,494)	(294,586)
Adjusted Free Cash Flow (unaudited)	84,987	(6,339)	(179,877)	(105,428)	(266,979)

Indebtedness	2016		2015		2014		2013 (*)		2012(*)
Net Debt (unaudited)	476,828		524,445		584,711		427,984		320,324
Net Debt / Adjusted Consolidated EBITDA (unaudited)	1.60	x	2.43	x	2.22	x	2.37	x	2.28	x

Reconciliation - Net Debt	2016	2015	2014	2013 (*)	2012(*)
Net Debt (unaudited)	476,828	524,445	584,711	427,245	320,324
Cash and cash equivalents	158,568	198,894	113,795	232,147	218,809
Total Borrowings	635,396	723,339	698,506	659,392	539,133

(*) 2013 and 2012 figures have not been adjusted to give effect to the adoption of the amendments of of IAS 41 and IAS 16. Please see Note 32.1 to our Consolidated Financial Statements.

Reconciliation of Adjusted Free Cash Flow to Net (decrease)/increase in Cash and Cash Equivalents

	2016	2015	2014	2013	2012
Adjusted Free Cash Flow (unaudited)	84,987	(6,339)	(179,877)	(105,428)	(266,979)
Net cash generated from financing activities	(181,682)	92,413	73,289	104,671	133,508
Interest Paid	48,400	48,438	48,899	45,972	34,587
Proceeds from the sale of minority interest in subsidiaries	-	(21,964)	(49,343)	-	-
Net (decrease)/increase in cash and cash equivalents	(48,295)	112,548	(107,032)	45,215	(98,884)

Reconciliation of Adjusted Free Cash Flow from operations to Net (decrease)/increase in Cash and Cash Equivalents

	2016	2015	2014	2013	2012
Adjusted Free Cash Flow from operations (unaudited)	133,282	81,617	57,400	61,066	27,607
Net cash generated from financing activities	(181,682)	92,413	73,289	104,671	133,508
Interest Paid	48,400	48,438	48,899	45,972	34,587
Proceeds from the sale of minority interest in subsidiaries	-	(21,964)	(49,343)	-	-
Expansion Capital Expenditures (unaudited)	(48,295)	(87,956)	(237,277)	(166,494)	(294,586)
Net (decrease)/increase in cash and cash equivalents	(48,295)	112,548	(107,032)	45,215	(98,884)

B.	CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

D.	RISK FACTORS

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

For example, we rely on fertilizers and agrochemicals, many of which are petro-chemical based. In our Farming business, fertilizers and agrochemicals represented approximately 30% of our total cost of production (including manufacturing and administrative expenses) for the 2015/2016 harvest year. In our Sugar, Ethanol and Energy business, fertilizers and agrochemicals represented 11% of our cost of production (including manufacturing and administrative expenses) for 2016. Worldwide production of agricultural products has increased significantly in recent years, increasing the demand for agrochemicals and fertilizers. This has resulted, among other things, in increased prices for agrochemicals and fertilizers.

Increased energy prices and frequent interruptions of energy supply could adversely affect our business.

We require substantial amounts of fuel oil and other resources for our harvest activities and transport of our agricultural products. During the 2015/16 harvest year, fuel represented 9% of the cost of production (including manufacturing and administrative expenses) of our Farming business. In our Sugar, Ethanol and Energy business, fuel represented 8% of our cost of production (including manufacturing and administrative expenses) for the 2015/16 harvest year. We rely upon third parties for our supply of energy resources used in our operations. The prices for and availability of energy resources may be subject to change or curtailment, respectively, due to, among other things, new laws or regulations, imposition of new taxes or tariffs, interruptions in production by suppliers, imposition of restrictions on energy supply by government, worldwide price levels and market conditions. Over the last few years, the Argentine government has taken certain measures in order to reduce the use of energy during peak months of the year by frequently cutting energy supply to industrial facilities and large consumers to ensure adequate supply for residential buildings. For example, certain of our industrial facilities have been subject to a quota system whereby electricity cuts occur on a work shift basis, resulting in our facilities being shut down during certain work shifts. Also, the Macri administration in Argentina has declared a state of emergency with respect to the national energy system until December 31, 2017. The state of emergency will allow the Macri administration to take any action to ensure the supply of energy. A revision to the current subsidy policies has also been announced by the Macri administration. While some of our facilities utilize different sources of energy, such as firewood and liquefied natural gas, and have attempted to stock their required supplies ahead of higher demand periods, we cannot assure you that we will be able to procure the required energy inputs at acceptable prices. If energy supply is cut for an extended period of time and we are unable to find replacement sources at comparable prices, or at all, our business and results of operations could be adversely affected.

We depend on international trade and economic and other conditions in key export markets for our products.

Our operating results depend largely on economic conditions and regulatory policies for our products in major export markets. The ability of our products to compete effectively in these export markets may be adversely affected by a number of factors that are beyond our control, including the deterioration of macroeconomic conditions, volatility of exchange rates, the imposition of greater tariffs or protectionist policies or other trade barriers or other factors in those markets, such as regulations relating to chemical content of products and safety requirements. The European Union, for example, limits the import of genetically modified organisms, or “GMOs.” See “Some of the agricultural commodities and food products that we produce contain genetically modified organisms.”

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

The demand for the products we sell may be affected by international, national and local economic conditions that are beyond our control. Adverse changes in the perceived or actual economic climate, such as higher fuel prices, higher interest rates, stock and real estate market declines and/or volatility, more restrictive credit markets, higher taxes, and changes in governmental policies could reduce the level of demand or prices of the products we produce. We cannot predict the duration or magnitude of this downturn or the timing or strength of economic recovery. If a downturn were to continue for an extended period of time or worsen, we could experience a prolonged period of decreased demand and prices. In addition, economic downturns have and may adversely impact our suppliers, which can result in disruptions in goods and services and financial losses.

Our business is seasonal, and our results may fluctuate significantly depending on the growing cycle of our crops.

As with any agricultural business enterprise, our business operations are predominantly seasonal in nature. The harvest of corn, soybean and rice generally occurs from January to May. Wheat is harvested from December to January. Cotton is harvested from June to August, but requires processing which takes approximately two to three months. Our operations and sales are affected by the growing cycle of our crops process and the timing of our harvest sales. In addition, our sugar and ethanol business is subject to seasonal trends based on the sugarcane growing cycle in the center-south region of Brazil. Although, we operate under a “non-stop” or “continuous” harvest model which allows us to crush sugarcane year round, the annual sugarcane harvesting period in the center-south region of Brazil begins in March/April and ends in November/December. This creates price fluctuations which result in fluctuations in our sugar and ethanol inventories, usually peaking in December to take advantage of higher prices during the traditional off-season (i.e., January through April), and a degree of seasonality in our gross profit. Seasonality could have a material adverse effect on our business and financial performance. In addition, our quarterly results may vary as a result of the effects of fluctuations in commodities prices, production yields and costs. Therefore, our results of operations have varied significantly from period to period and are likely to continue to vary, due to seasonal factors.

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

As of December 31, 2016, approximately 93% of our sugarcane plantations were leased through agriculture partnership agreements, for periods of an average of six to twelve years. We cannot guarantee that these agriculture partnerships will be renewed after their respective terms. Even if we are able to renew these agreements, we cannot guarantee that such renewals will be on terms and conditions satisfactory to us. Any failure to renew the agriculture partnerships or obtain land suitable for sugarcane planting in sufficient quantity and at reasonable prices to develop our activities could adversely affect our results of operations, increase our costs or force us to seek alternative properties, which may not be available or be available only at higher prices.

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

IAS 41 “Biological Assets” requires that we measure our biological assets and agriculture produce at the point of harvest at fair value less costs to sell. Therefore, we are required to make assumptions and estimates relating to, among other things, future agricultural commodity yields, prices, and production costs extrapolated through a discounted cash flow method. For example, the value of our biological assets generated initial recognition and changes in fair value of biological assets amounting to a $125,4 million gain in 2016; $54.5 million gain in 2015 and a $100.2 million gain in 2014. The assumptions and estimates used to determine the fair value of biological assets, and any changes to such prior estimates, directly affect our reported results of operations. If actual market conditions differ from our estimates and assumptions, there could be material adjustments to our results of operations. In addition, the use of such discounted cash flow method utilizing these future estimated metrics differs from generally accepted accounting principles in the United States (“U.S. GAAP”). As a result, our financial statements and reported earnings are not directly comparable to those of similar companies in the United States.

IASB amended IAS 16 “Property, Plant and Equipment” and IAS 41 “Agriculture,” which distinguish bearer plants from other biological assets. Bearer plants are used solely to grow produce over their productive lives and are considered to bear more resemblance to machinery and equipment (IAS 16) than other biological assets (under IAS 41). Accordingly, they are now accounted for under IAS 16. However, the agricultural produce growing on bearer plants remains within the scope of IAS 41 and is measured at fair value less cost to sell. The amendments were applicable for our fiscal year ended December 31, 2016.

Our sugarcane and coffee plantations qualify as bearer plants under the new definition in IAS 41. As required under IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors”, we effected the change in accounting policy retrospectively. Consequently, effective January 1, 2016, our sugarcane and coffee plantations were reclassified to property, plant and equipment, measured at amortized cost and depreciated over their useful life on a straight-line basis. We adopted the transitional rule provided for in the amendment, which allowed us to apply the fair value of bearer plants as their deemed cost as of January 1, 2014. Accordingly, we revised the comparative amounts financial data for the years ended December 31, 2015 and 2014. Financial data for the years ended December 31, 2013 and 2012 have not been revised, and is not comparable to financial data for the years 2016, 2015 and 2014.

For further information, and an analysis of the impact of the adoption of IAS 41 and IAS 16 to our Consolidated Financial Statements please see Note 32.1 to our Consolidated Financial Statements.

Certain of our subsidiaries have substantial indebtedness which could impair their financial condition and decrease the amount of dividends we receive.

Certain of our subsidiaries in Argentina and Brazil have a substantial amount of debt, which requires significant principal and interest payments. As of December 31, 2016, we had $635.4 million of debt outstanding on a consolidated basis, all of which was incurred by our subsidiaries and not guaranteed by Adecoagro. Such indebtedness could affect our subsidiaries’ future operations, for example, by requiring a substantial portion of their cash flows from operations to be dedicated to the payment of principal and interest on indebtedness instead of funding working capital and capital improvements and other investments. The substantial amount of debt incurred by our subsidiaries also imposes significant debt obligations, increasing their cost of borrowing to satisfy business needs and limiting their ability to obtain additional financing.

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

As of December 31, 2016, approximately 33.8% of our total debt on a consolidated basis was subject to fixed interest rates and 66.2% was subject to variable interest rates. As of December 31, 2016, borrowings incurred by the Company’s subsidiaries in Brazil were repayable at various dates between January 2017 and April 2024 and bear either fixed interest rates ranging from 2.5% to 9.0% per annum or variable rates based on LIBOR or other specific base-rates plus spreads ranging from 4.13% to 17.52% per annum. At December 31, 2016, LIBOR (six months) was 1.32%. Borrowings incurred by the Company´s subsidiaries in Argentina are repayable at various dates between January 2017 and November 2023 and bear either fixed interest rates ranging from 6.11% to 7.00% per annum. Significant interest rate increases can have an adverse effect on our profitability, liquidity and financial position. Currently, our variable interest rate exposure is mainly linked to the LIBOR rate plus specified spreads. If interest rates increase, whether because of an increase in market interest rates or an increase in our own cost of borrowing, our debt service obligations for our variable rate indebtedness would increase even though the amount of borrowings remains the same, and our net income could be adversely affected.

We occasionally use interest rate swaps and forward interest rate contracts to reduce interest rate volatility and funding costs associated with certain debt issues and to achieve a desired proportion of variable-versus fixed-rate debt, based on current and projected market conditions. We have not applied hedge accounting to these transactions and may not do so in the future. Therefore, changes in the fair value of these derivative instruments can result in a non-cash charge or gain being recognized in our financial results for a period preceding the period or periods in which settlement occurs under the derivative instruments and interest payments are made. Changes or shifts in interest rates can significantly impact the valuation of our derivatives and therefore could expose us to substantial mark-to-market losses or gains if interest rates fluctuate materially from the time when the derivatives were entered into. Accordingly, fluctuations in interest rates may impact our financial position, results of operations, and cash flows. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk”.

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

We may be classified by the IRS as a “passive foreign investment company” (a “PFIC”), which may result in adverse tax consequences for U.S. investors.

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

All of our operations and/or development activities are in South America. As of December 31, 2016, based on total asset value, 26.9% of our assets were located in Argentina, 69.2% in Brazil and 3.8% in Uruguay. Adjusting our farmland book value by the market value derived from the Cushman and Wakefield independent farmland appraisal, the allocation would result in a 50.3% value attributable to Argentina, a 47.0% value attributable to Brazil and a 2.7% value attributable to Uruguay. During the year ended December 31, 2016, 49.8% of our consolidated sales of goods and services rendered were attributable to our Brazilian operations, 18.9% were attributable to our Argentine operations and 31.4% were attributable to our Uruguayan operations. In the future we expect to have additional operations in the South American countries in which we now operate or in other countries with similar political, economic and social conditions. Many of these countries have a history of economic instability or crises (such as inflation or recession), government deadlock, political instability, civil strife, changes in laws and regulations, expropriation or nationalization of property, and exchange controls which could adversely affect our business, financial condition and results of operations.

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

The Argentine Peso depreciated 8.08% against the U.S. dollar in 2011, 14.4% in 2012, 32.5% in 2013, 31.2% in 2014, 52.1% in 2015 and 21.9% in 2016, based on the official exchange rates published by the Argentine Central Bank. In the past years, the Argentine government imposed restrictions on the purchase of foreign currency (see “—Risks Related to Argentina—Exchange controls could restrict the inflow and outflow of funds in Argentina.”) which measures gave rise to an unofficial market where the U.S. dollar traded at a different market value than reflected in the official Argentine Peso – U.S. Dollar exchange rate. Following national elections in Argentina in 2015, the newly elected Macri administration (the “Macri Administration”) changed the currency policy and lifted almost all of the restrictions on the purchase of foreign currency while at the same time officially depreciating the Argentine Peso, practically eliminating the gap between the official and unofficial exchange rates that coexisted during the previous years. We cannot predict future fluctuations in the exchange rate of the Argentine Peso or whether the Argentine government will change its currency policy.

The Brazilian currency has historically suffered frequent fluctuations. As a consequence of inflationary pressures, in the past, the Brazilian government has implemented various economic plans and adopted a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. Formally the value of the Real against foreign currencies is determined under a free-floating exchange rate regime, but in fact the Brazilian government is currently intervening in the market, through currency swaps and trading in the spot market, among other measures, every time the currency exchange rate is above or below the levels that the Brazilian government considers appropriate, taking into account, inflation, growth, the performance of the Real against the U.S dollar in comparison with other currencies and other economic factors. Periodically, there are significant fluctuations in the value of the Real against the U.S. dollar. The Real depreciated 12.37% against the U.S. dollar in 2011, 9.90% in 2012, 15.13% in 2013, 12.52% in 2014, 49.04% in 2015, and in 2016 the Real appreciated 16,54% against U.S. dollar.

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

A portion of our operating costs in Argentina are denominated in Argentine Pesos and most of our operating costs in Brazil are denominated in Brazilian Reais. Inflation in Argentina or Brazil, without a corresponding Peso or Real devaluation, could result in an increase in our operating costs without a commensurate increase in our revenues, which could adversely affect our financial condition and our ability to pay our foreign currency denominated obligations.

After several years of price stability in Argentina, the devaluation of the Peso in January 2002 imposed pressures on the domestic price system that generated high inflation throughout 2002. In 2003, inflation decreased significantly and stabilized. However, in recent years, encouraged by the pace of economic growth, according to the Instituto Nacional de Estadisticas y Censos, or “INDEC” (Argentine Statistics and Census Agency), the consumer price index increased by 9.5% in 2011, 10.8% in 2012, and 10.9% in 2013; while the wholesale price index increased 10.3% in 2009, 14.6% in 2010, 12.7% in 2011, 13.1% in 2012, 14.7% in 2013 and 28.3% in 2014. The accuracy of the measurements of the INDEC has been questioned in the past, and the actual consumer price index and wholesale price index could be substantially higher than those indicated by the INDEC. See “—Risks Related to Argentina—Official data regarding inflation may be unreliable.”

In February 2014 the INDEC modified the methodology for the calculation of the consumer price index (“CPI”) and the gross domestic product. Under the new calculation methodology, the CPI increased by 23.9% in 2014 and 11.9% as of October 2015 (for the first nine months of 2015). However, opposition lawmakers reported an inflation rate of 38.5% and 27.5%, respectively. In December 2015, the Macri administration appointed a former director of a private consulting firm to manage the INDEC. The new director initially suspended the publication of any official data prepared by INDEC and implemented certain methodological reforms and adjusted certain indices based on those reforms. In January 25, 2016, INDEC published two alternative measures of the CPI for the year 2015, 29.6% and 31.6%, which were based on data from the City of Buenos Aires and the Province of San Luis. After implementing these methodological reforms in June 2016, the INDEC resumed its publication of the consumer price index. According to INDEC, Argentina´s rate of inflation for May, June, July, August, September, October, November and December 2016 was 4.2%, 3.1%, 2%, 0.2%, 1.1%, 2.4%, 1.6% and 1.2%, respectively.

Brazil has historically experienced high rates of inflation. Inflation, as well as government efforts to curb inflation, has had significant negative effects on the Brazilian economy, particularly prior to 1995. Inflation rates were 7.8% in 2007 and 9.8% in 2008, compared to deflation of 1.7% in 2009, inflation of 11.3% in 2010, inflation of 5.1% in 2011, inflation of 7.8% in 2012, inflation of 5.5% in 2013, inflation of 3.7% in 2014, inflation of 10.5% in 2015, and 7.2% accumulated in the year ended on December 31, 2016, as measured by the General Market Price Index (Indice Geral de Preços — Mercado), compiled by the Getúlio Vargas Foundation (Fundação Getúlio Vargas). A significant proportion of our cash costs and our operating expenses are denominated in Brazilian Reais and tend to increase with Brazilian inflation. The Brazilian government’s measures to control inflation have in the past included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and reducing economic growth. This policy has changed in the last two years, when the Brazilian government decreased the interest rate by 525 basis points. Subsequently, the high inflation, arising from the lower interest rate, and the intention to maintain this rate at low levels, led the Brazilian government to adopt other measures to control inflation, such as tax relief for several sectors of the economy and tax cuts for the products included in the basic food basket. These measures were not sufficient to control the inflation, which led the Brazilian government to reinstate a tighter monetary policy. As a result, interest rates have fluctuated significantly. The Special System for Settlement and Custody (Sistema Especial de Liquidação e Custódia, or “SELIC”) interest rate in Brazil at year-end was 13.25% in 2006, 11.25% in 2007, 13.75% in 2008, 8.75% in 2009, 10.75% in 2010, 11.0% in 2011, and 7.25% in 2012, 10.0% in 2013, 11.75% in 2014, 14.25% in 2015 as determined by the Comitê de Política Monetária, or COPOM. In the quarter ended on December 31, 2016, the SELIC was 13.75%.

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

Since 2011, the economic conditions have continued to deteriorate, due to, among other things, the rise of inflation, the continued demand for salary increases, the growth of the fiscal deficit, the required payments to be made on public debt, the reduction of industrial growth, the recession and the increase of the capital outflows from Argentina. The foregoing prevailing economic conditions forced the Argentine government to adopt different measures, including the tightening of foreign exchange controls, the elimination of subsidies to the private sector and the proposals for new taxes. See “—Risks Related to Argentina—Changes in the Argentine tax laws may adversely affect the results of our operations”.

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

According to the INDEC, Argentina’s GDP, in real terms, grew by 9.2% in 2010, 8.9% in 2011, 1.9% in 2012, 5.6% in 2013 and 0.5% in 2014. The GDP for the first two quarters of 2015 grew by 1.1% and 2.3%, respectively, compared to the same periods in 2014. See “—Risks related to Argentina—Official data regarding inflation may be unreliable” and “—Risks Associated with the Countries in which We Operate—Inflation in some of the countries in which we operate, along with governmental measures to combat inflation, may have a significant negative effect on the economies of those countries and, as a result, on our financial condition and results of operations”. The INDEC originally reported a GDP for 2013 equal to 5.6%. However, in February 2014 the INDEC modified the methodology for the calculation of the GDP and released a new GDP index for 2013, equal to 3.00% and 0.5% for 2014. Because of the implementation of certain methodological reforms by the Macri administration and the adjustment of certain indices based on these reforms, the INDEC also revised the GDP data from 2004 through 2015. Among other adjustments, in calculating GDP for 2004, the INDEC made changes to the composition of GDP that resulted in a negative adjustment of approximately 12% for that year. To calculate real GDP for subsequent years based on the revised 2004 GDP, the INDEC used deflators that are consistent with its revised methodology to calculate inflation. By previously understating inflation, the INDEC had overstated economic growth in real terms. The adjustments made by the INDEC lead to a determination of real GDP growth of 48.6% for the period of 2004 to 2015, as opposed to 65% growth in real terms for the same period resulting from the information used prior to June 2016. We cannot assure you that any future official information regarding GDP will be reliable or whether the GDP will increase or remain stable in the future.

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

Presidential, congressional and state government elections were held during 2015 (with the majority of such elections occurring in October 2015). Presidential elections were won by the opposing political party, led by Mauricio Macri, after conducting the first run-off in Argentine history. The elected government, in office since December 10, 2015, has announced and adopted several significant economic and policy reforms:

•	INDEC Reforms: On January 8, 2016, based on the determination that the INDEC has failed to produce reliable statistical information, particularly with respect to the CPI, GDP, poverty and foreign trade data, the Macri administration declared the national statistical system and the INDEC in a state of administrative emergency. As a result, the INDEC ceased publishing certain key statistical data until a rearrangement of its technical and administrative structure is finalized. In June 2016, the INDEC resumed its publication of the CPI. As of the date of this annual report, the INDEC has begun publishing certain revised data, including GDP, foreign trade and balance of payment statistics, although it remains in a state of administrative emergency. See “—Risks related to Argentina—Official data regarding inflation may be unreliable”.

•	Foreign Exchange Reforms: The elected government has also introduced substantial changes to the foreign exchange restrictions, reversing most of the restrictions adopted since 2011, thus providing greater flexibility and access to the foreign exchange market. See “—Risks related to Argentina—Exchange controls could restrict the inflow and outflow of funds in Argentina”.

•	Foreign trade reforms. The Macri administration eliminated export duties on wheat, corn, beef and regional products, and reduced the duty on soybeans from 35% to 30%. Further, the 5% export duty on most industrial and mining exports was eliminated.

•	Primary Balance. The Macri administration announced its intention to reduce the primary deficit in part by eliminating public services subsidies currently in effect.

•	Infrastructure state of emergency and reforms. The Macri administration issued Resolution No. 6/2016 of the Ministerio de Energía y Minería de la Nación (National Ministry of Energy and Mining) and Resolution No. 1/2016 of the Ente Nacional Regulador de la Electricidad (National Electricity Regulatory Agency), through which the Macri administration announced the elimination of some energy subsidies currently in effect and a substantial increase in electricity rates. Additionally, the government declared a state of emergency with respect to the national electrical system, which is expected to remain effective until December 31, 2017. Under this state of emergency, the Macri administration will be permitted to take actions designed to guarantee the supply of electricity.

We cannot predict the impact that these policies or any future polices implemented by the Macri administration or any other national government will have on the Argentine economy as a whole or on our business, results of operation or financial condition, in particular. Moreover, there is uncertainty as to when and if other measures announced during the presidential campaign will be implemented. Some of the measures proposed by the Macri administration may also generate political and social opposition, which may in turn prevent the new government from adopting such measures as proposed. In addition, political parties opposed to the new government retained a majority of the seats in the Argentine Congress in the recent elections, which will require the new government to seek political support from the opposition for its economic proposals and creates further uncertainty in the ability of the new government to pass measures. Political uncertainty in Argentina relating to the measures to be taken by the Macri administration in respect of the Argentine economy could lead to volatility in the market prices of securities of Argentine companies.

A continued deterioration of the economic, social and/or political conditions may adversely affect the development of the Argentine economy and force the Macri administration to adopt future policies including forced renegotiation or modification of existing contracts, suspension of the enforcement of creditors’ rights, new taxation policies, including royalty and tax increases and retroactive tax claims, and changes in laws and policies affecting foreign trade and investment and salary increases, and/or the provision of additional employee benefits. Any such economic, social and/or political conditions and/or measures could materially affect our business, results of operations and financial condition.

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

Argentina’s 2001 sovereign default and its failure to fully restructure its sovereign debt and negotiate with the holdout creditors has limited and may continue to limit Argentina’s ability to access international financing. In 2005, Argentina completed the restructuring of a substantial portion of its indebtedness and settled all of its debt with the IMF. Additionally, in June 2010, Argentina completed the restructuring of a significant portion of the defaulted bonds that were not exchanged in the 2005 restructuring. As a result of debt exchanges carried out in 2005 and 2010, Argentina restructured approximately 93% of its defaulted debt that was eligible for restructuring. However, holdout bondholders that declined to participate in the restructuring, filed lawsuits against Argentina in several countries, including the United States. Since late 2012, rulings from courts in the United States favorable to holdout bondholders aggravated investors’ concerns regarding investment in the country.

In November 2012, the United States District Court for the Southern District of New York in re: “NML Capital, Ltd. v. Republic of Argentina”, ratified and amended the injunction order issued in February 2012, which held that Argentina violated the pari passu clause with respect to the bondholders that had not participated in the sovereign debt restructuring in 2005 and 2010. Pursuant to such ruling, Argentina was required to pay 100% of the amounts due to the plaintiffs, simultaneously with the payment of the amounts due on the next maturity date of the bonds to the bondholders who participated in the debt restructuring. In June 2014, the U.S. Supreme Court denied Argentina’s petition for a writ of certiorari of the U.S. Second Circuit Court of Appeals’ ruling affirming the U.S. District Court’s judgment. Later that month, the U.S. District Court ruled that funds deposited with the Bank of New York Mellon, the trustee which manages payments for Argentina's bonds issued in the 2005 and 2010 debt restructuring, could not be delivered to the holders of restructured debt in the absence of a prior agreement with the holdout bondholders. In June 2015, the U.S. District Court granted partial summary judgment to a group of “me-too” plaintiffs in 36 separate lawsuits, finding that, consistent with the previous ruling of such court, Argentina violated the pari passu clause in the bonds issued to the “me-too” bondholders.

In February 2016, the Macri administration entered into settlement agreements with certain holdout bondholders to settle these claims, which were subject to the approval of the Argentine Congress and the lifting of the pari passu injunctions. In March 2016, after the U.S. District Court agreed to vacate the pari passu injunctions subject to certain conditions, the Argentine Congress ratified these settlement agreements through Law No. 27,249 and repealed the provisions of the so called Lock Law No. 26,017 and the Sovereign Payment Law No. 26,984, which prohibited Argentina from offering holdout bondholders more favorable terms than those offered in the 2005 and 2010 debt restructuring. In recent months, the Argentine national government has reached settlement agreements with holders of a significant portion of the defaulted bonds and has repaid the majority of the holdout creditors with the proceeds of a US$16.5 billion international offering of 3-year, 5-year, 10-year and 30-year bonds on April 22, 2016. Although the size of the claims involved has decreased significantly, litigation initiated by bondholders that have not accepted Argentina’s settlement offer continues in several jurisdictions.

Additionally, foreign shareholders of several Argentine companies have filed claims with the ICSID alleging that the emergency measures adopted by the Argentine national government since the crisis in 2001 and 2002 differ from the just and equal treatment standards set forth in several bilateral investment treaties to which Argentina is a party. ICSID has ruled against Argentina with respect to many of these claims.

Litigation involving holdout creditors, claims with ICSID and other claims against the Argentine national government, resulted and may result in material judgments against the government, lead to attachments of or injunctions relating to Argentina’s assets, or could cause Argentina to default under its other obligations, and such events may prevent Argentina from obtaining favorable terms or interest rates when accessing international capital markets or from accessing international financing at all. Our ability to obtain U.S. dollar-denominated financing has been adversely impacted by these factors. During 2014, 2015 and 2016, it became increasingly difficult for Argentine companies to obtain financing in U.S. dollars, and loans in local currencies carry significantly higher interest rates. The termination of the injunctions issued by the United States courts preventing bondholders from receiving their interest payments on the bonds issued pursuant to the 2005 and 2010 exchange offers, and the related subsequent events, have paved the way for the Argentine national government to regain access to the international capital markets. Nonetheless, Argentina’s ability to obtain international or multilateral private financing or direct foreign investment may be limited, which may in turn impair its ability to implement reforms and public policies to foster economic growth. In addition, Argentina’s ongoing litigation with the remaining holdout creditors as well as ICSID and other claims against the Argentine national government, or any future defaults of its financial obligations, may prevent us from accessing the international capital markets or cause the terms of any such transactions less favorable than those provided to companies in other countries in the region, potentially impacting our financial condition.

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

In addition, in November 2008, the Argentine Congress passed a law eliminating the private pension fund system and transferring all retirement and pension funds held by the pension fund administrators (Administradoras de Fondos de Jubilaciones y Pensiones, or “AFJPs”) to the National Social Security Administrative Office (Administración Nacional de la Seguridad Social). Because the AFJPs had been the major institutional investors in the Argentine capital markets, the nationalization of the pension fund system has led to a reduction of the liquidity available in the local Argentine capital markets. As of December 31, 2016, our subsidiaries in Argentina have relied on local Argentine financing for 28.5% of our total indebtedness. Lack of access to international or domestic financial markets could affect the projected capital expenditures for our operations in Argentina and, therefore, may have an adverse effect on the results of our operations in Argentina and on the market price of our common shares.

Argentine law concerning foreign ownership of rural properties may adversely affect our results of operations and future investments in rural properties in Argentina.

Law No. 26,737, passed by the Argentine Congress in December 2011, and its implementing regulation Decree No. 274/2012, as amended and supplemented by Decree No. 820/2016 dated as of February 28, 2012 and of June 30, 2016, respectively, impose limits on the ownership or possession of rural land by foreign legal entities or certain foreign individuals.

Law No. 26,737 and its implementing regulation require that, “foreign ownership” of rural land may not exceed 15% of the total amount of rural land in the Argentine territory calculated also in relation to the territory of the Province, Department or Municipality where the relevant lands are located. For purposes of the law, “foreign ownership” means the ownership (whether by acquisition, transfer, assignment of rights or otherwise) over rural land by: (i) foreign individuals, regardless of whether they are Argentine residents or not; (ii) legal entities where foreign individuals or entities own, whether directly or indirectly, a number of votes sufficient to prevail in the local entity´s decision-making process. It is presumed that foreign legal entities where more than 51% of the stock is directly or indirectly owned by foreign individuals or entities are subject to Law No. 26,737; (iii) companies that issue bonds (a) convertible in stock representing 51% or more of the company’s stock upon conversion and (b) whose holders are foreign individuals or entities; (iv) trusts whose beneficiaries are foreign individuals or entities, as defined pursuant to (i) and (ii) above; (v) joint ventures in which foreign entities or individuals hold a participating interest higher than those set forth by the law; (vi) foreign public law-governed legal entities; and (vii) simple associations or de facto corporations in which foreigners hold shares in the percentage set forth by the new law in relation to corporations or which are controlled by foreigners.

Law No. 26,737 created a National Registry of Rural Land (Registro Nacional de Tierras Rurales) in charge of the enforcement of the provisions of the law and registry of rural land.

Any modification to the capital stock of companies that own or possess rural land, by public or private instrument, that implies a direct or indirect change of control, must be reported to the National Registry of Rural Land within 30 days from the date of such modification.

In addition, foreign entities or individuals of the same nationality may not own more than 4.5% of rural land in Argentina and a single foreign entity or individual may not own more than 1,000 hectares in the “core area”, or the “equivalent surface”, as determined by the Interministerial Council of Rural Land (Consejo Interministerial de Tierras Rurales) in accordance with the provinces’ proposal, specifying districts, sub-regions or areas and taking into consideration the location of the land, the proportion of the land area in respect of the total territory of the relevant Province, Department or Municipality and, the quality of the land for use and exploitation. The “equivalent surface” regime may be modified by the Interministerial Council of Rural Lands (Consejo Interministerial de Tierras Rurales) taking into account possible changes in the quality of the land or the growth of urban populations. Pursuant to Decree No. 274/2012, as amended and supplemented by Decree No. 820/2016 the departments that comprise the “core area” are: Marcos Juarez and Union in the Province of Córdoba; Belgrano, San Martin, San Jeronimo, Iriondo, San Lorenzo, Rosario, Constitución, Caseros and General Lopez in the Province of Santa Fe; and the districts of Leandro N. Alem, General Viamonte, Bragado, General Arenales, Junin, Alberti, Rojas, Chivilcoy, Chacabuco, Colon, Salto, San Nicolas, Ramallo, San Pedro, Baradero, San Antonio de Areco, Exaltacion de La Cruz, Capitan Sarmiento, San Andres de Giles, Pergamino, Arrecifes and Carmen de Areco in the Province of Buenos Aires.

Foreign legal entities or individuals may not own rural land that contain or are located beside permanent and significant bodies of water to be determined by the Federal Hydrological Council (Consejo Hídrico Federal) and may also include hydrological works and projects considered strategic and of public interest.

Acquisition of rural land will not be deemed as an “investment” under bilateral investment treaties signed by the Argentine Republic, since rural land is deemed as “a non-renewable natural resource”.

The regulatory decrees of Law No. 26,737 provide that no previous authorization certificate is required for certain operations such as (i) the transfer of the property or possession rights over real estate properties that were located in an “Industrial Area” or an “Industrial Park”, independently from the acquirer’s nationality, (ii) any modification to the capital stock of companies that own or possess rural land, by public or private instrument, when such modification implies a direct or indirect change of control, provided that such change of control is not made in favor of a new foreign legal entity or individual; and (iii) creation of certain real property rights over the rural land, such as easements.

Upon the issue of Decree No. 820/2016, the effects of Law No. 26,737 have been somewhat mitigated, by setting forth a term of 90 days during which the foreign legal entity or individual that has exceeded the allowed limit of ownership of rural land must reduce their current ownership to the legal limit by (i) transferring or causing any of its controlled legal entities to transfer the amount of rural land that exceeds the legal limit, or (ii) modifying or causing any of its controlled legal entities to modify the type of exploitation awarded to rural lands owned by such foreign legal entity, or (iii) transferring its participation to legal entities that are considered compliant pursuant to the terms of Law No. 26,737.

Law No. 26,737 initially stated that, even though no vested rights could be affected as a result of the application of such law, any act in violation of its provisions would be considered null and void. Decree No. 820/2016 clarified this situation and established that the foreign entities or individuals who owned rural land in excess to the allowed limit of ownership when the Law No. 26,737 came into effect (i) are not obliged to transfer such rural land in excess, and (ii) in the event of transfer of rural lands acquired before Law No. 26,737 was in force, they can acquire the equivalent to such transferred rural land, provided the legal limits established to the type of exploitation and location. Hence, the application of laws regarding foreign ownership of rural lands does not have an adverse effect on the current rural land owned by our Argentine subsidiaries. However, our Argentine subsidiaries may be prevented from acquiring additional rural land in Argentina, which may adversely affect our financial condition and results of our operations.

Our results of operations may be adversely affected by high and possibly increasing inflation in Argentina.

In the past, inflation has materially undermined the Argentine economy and the government’s ability to create conditions that would permit stable growth. High inflation may also undermine Argentina’s foreign competitiveness in international markets and adversely affect economic activity and employment, as well as our business and results of operation. In particular, the profit margin on our services is impacted by the increase in our costs in providing those services, which is influenced by wage inflation in Argentina, as well as other factors.

According to data published by the INDEC, the CPI increased 23.9% in 2014 and 11.9% as of October 2015 (for the first nine months of year 2015). In November 2015, the INDEC suspended the publication of the CPI. According to the most recent publicly available information based on data from the Province of San Luis, the CPI grew by 31.6% in 2015 and by 31.4% in 2016. According to the most recent publicly available information based on data from the City of Buenos Aires, the CPI grew by 29.6% in 2015 and by 41.0% in 2016. After implementing certain methodological reforms and adjusting certain macroeconomic statistics based on these reforms, in June 2016 the INDEC resumed its publication of the CPI. According to the INDEC, Argentina’s rate of inflation for May, June, July, August, September, October, November and December 2016 was 4.2%, 3.2%, 2.2%, 0.2%, 1.3%, 2.6%, 1.8% and 1.2%, respectively. Private estimates, on average, refer to annual rates of inflation substantially in excess of those published by the INDEC. For example, opposition lawmakers in Argentina reported an inflation rate of 41%, 25.0% and 38.5% for the years ended December 31, 2016, 2015 and 2014, respectively.

Uncertainty surrounding future inflation rates may have an adverse impact for Argentina in the long-term credit market.

The INDEC implemented certain methodological reforms and adjusted certain indexes based on these reforms The lack of accuracy in the INDEC’s indexes could result in a further decrease in confidence in Argentina’s economy, which could, in turn, have an adverse effect on our ability to access the international credit markets at acceptable market rates to be able to finance our operations and growth. See “—Risks Related to Argentina—Official data regarding inflation may be unreliable” and — “The economy of Argentina may be affected by its government’s limited access to financing from international markets” —.

Inflation rates could escalate, and there is uncertainty regarding the effects that the measures taken, or that may be taken, by the Macri administration to control inflation could have. If inflation remains high or continues to increase, Argentina’s economy may be negatively impacted and our results of operations could be materially adeversely affected.

Official data regarding inflation may be unreliable.

Since 2007, the inflation index determined by INDEC has been the subject of widespread criticism and extensive discussions in connection with analysis of the Argentine economy. The intervention of the former Argentine government in the INDEC in 2007 and the change in the way the inflation index was measured have resulted in disagreements between the former Argentine government and private consultants as to the actual annual inflation rate. The former Argentine government imposed fines on private consultants reporting inflation rates higher than the INDEC data. As a result, private consultants typically shared their data with Argentine lawmakers who opposed the previous government, and who released such data from time to time. The widespread disagreements had the negative effect of eroding public confidence in Argentina’s economy.

Reports published by the International Monetary Fund (“IMF”) in the past state that their staff uses alternative measures of inflation for macroeconomic surveillance, including data produced by private sources, which have shown considerably higher inflation rates than those published by the INDEC since 2007. The IMF has also criticized Argentina for not taking sufficient remedial measures to address the quality of its official data, including inflation and GDP data, as required under the Articles of Agreement of the IMF.

In February 2014, the INDEC released a new inflation index, known as National Urban Consumer Price Index (Índice de Precios al Consumidor Nacional Urbano) that measured the prices of goods across the country and replaced the previous index that only measured inflation in the urban sprawl of the City of Buenos Aires. Pursuant to these calculations, such new consumer price index rose 23.9% in 2014 and 11.9% during the ten-month period ended October 31, 2015. Even though the new methodology brought inflation statistics closer to those estimated by private sources, material differences between recent official inflation data and private estimates remained during 2015. The lack of accuracy in the INDEC’s indices could result in a further decrease in confidence in Argentina’s economy, which could, in turn, have an adverse effect on our ability to access the international credit markets at market rates to finance our operations and growth.

Government intervention in Argentina may have a direct impact on our prices and sales.

The Argentine government has in the past set certain industry market conditions and prices. In March 2002, the Argentine government fixed the price for milk after a conflict among producers and the government. In 2005, the Argentine government adopted measures in order to increase the domestic availability of beef and reduce domestic prices. The export tax rate was increased and a minimum weight requirement for animals to be slaughtered was established. In March 2006, sales of beef products to foreign markets were temporarily suspended until prices decreased. Furthermore, in 2007 the Argentine government significantly increased export tax rates on exports of crops. A number of restrictions were also imposed on the grain and oilseed markets that essentially limited the access of traders to exports, resulting in a disparity between domestic and world prices. In March 2012, the Undersecretary of Transport created an “indicative price” for the transportation of grains by road fixed on a quarterly basis. The actual price paid for the road transportation of grains cannot be lower than 5% or higher than 15% of the “indicative price” fixed for the applicable period. In some cases, the imposition of this “indicative price” would produce increases in our transportation costs. In addition, on April 9, 2013, the Secretary of Commerce issued a resolution that established a fixed price for selling liquid hydrocarbons for a six months period. The fixed price would be the highest selling price on the date of issuance of the resolution, in certain regions of the country. Notwithstanding the April 9 resolution, YPF (the Argentine government-controlled oil and gas company) implemented gas price increases that were matched by other oil companies. Due to the increase in the price of the wheat, on July 4, 2013, the Secretary of Commerce issued a resolution mandating wheat producers and distributors to sell their stocks to satisfy the domestic demand, seeking to reduce the wheat price. On January 2014, the Secretary of Commerce launched a new program of price controls called Precios Cuidados. Producers and suppliers committed to fixed prices for more than 300 basic products subject to review on a quarterly basis. As of the date hereof, one of our rice products sold under the trademark “Molinos Ala” is subject to this program. Violation of the program may result in sanctions, including fines of up to AR$5,000,000.

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

The Capital Markets Law modifies the applicable regime of the Capital Markets, including local Stock Exchange and commodities markets, and of the agents and also the powers conferred to the Argentine Securities Commission (Comisión Nacional de Valores) (“CNV”). The main amendments introduced refer to the increase in the power of intervention by the CNV over the Exchange Markets and agents entitling the CNV to appoint supervisors with the ability to veto listed companies´ board decisions, and even disband the board of directors for a period of 180 days; and suspend the activities of agents and markets, without prior notice, when the CNV determines that a breach of applicable regulations has occurred. Also the new Capital Markets Law introduces new and more stringent requirements for agents to obtain authorization to operate in the markets which may result in a reduction of the current number of authorized agents operating in the grain markets. In November, 2016, the Argentine executive branch sent a bill to the Argentine Congress to reform the current Capital Markets Law No. 26,831 which, among other changes, proposes the abrogation of these interventionist powers granted to the CNV and generally seeks to modernize the entire regulatory framework applicable to the Argentine Capital Markets, incorporating current international practices to further its development. However, as of the date of this annual report, such bill has not yet been passed.

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

Furthermore, on April 1, 2014 the Argentine Tax Federal Authority (“Administración Federal de Ingresos Públicos – AFIP”) issued Resolution No. 3,593/14 which established a “Systematic Registration of Movements and Grains Stocks Regime” (“Régimen de Registración Sistemática de Movimientos y Existencias de Granos”) pursuant to which all persons involved in the commercialization and manufacturing of grains and dairy products registered with the Registro Único de Operadores de la Cadena Agroindustrial (“RUCA” for its acronym in Spanish) must report the stock and stock variations (including locations, transport between the producer´s facilities, etc.) of all grains and other agricultural products (other than those to be applied to sowing) held in inventory or through third parties.

On April 16, 2015, the Argentine Congress passed a law approving the government takeover of the passenger and cargo railways, which became owned by a State-owned company called Ferrocarriles Argentinos Sociedad del Estado. This law is another example of intervention by the Argentine government and may result in higher transportation costs for our products and operations.

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

Although many of the above measures were adopted or announced by the former Argentine government, we cannot assure you that the Macri administration will not interfere or increase its intervention by setting prices or regulating other market conditions. Accordingly, we cannot assure you that we will be able to freely negotiate the prices of all our Argentine products in the future or that the prices or other market conditions that the Macri administration might impose will allow us to freely negotiate the prices of our products, which could have a material and adverse effect on our business, results of operations and financial condition.

Government measures to preempt or respond to social unrest may adversely affect the Argentine economy and our business.

Argentina has experienced significant social and political turmoil, including civil unrest, riots, looting, nationwide protests, strikes and street demonstrations. Despite Argentina’s economic recovery and relative stabilization, social and political tension and high levels of poverty and unemployment continue. Currently, Argentina is facing national protests, including a general massive strike and several protests during 2017.

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

In the past, the Argentine government has passed laws, regulations and decrees requiring companies in the private sector to increase wages and provide specified benefits to employees, and may do so again in the future. Argentine employers, both in the public and private sectors, have experienced significant pressure from their employees and labor organizations to increase wages and to provide additional employee benefits. Due to the high levels of inflation, employees and labor organizations are demanding significant wage increases. In August 2012, the Argentine government established a 25% increase in minimum monthly salary to 2,875 Argentine pesos, effective as of February 2013. The Argentine government increased the minimum salary to 3,300 Argentine pesos in August 2013, to 3,600 Argentine pesos in January 2014, to 4,400 Argentine pesos in September 2014, to 4,716 in January 2015, to 5,588 Argentine pesos in August 2015, to 6,060 Argentine pesos in January 2016, to 6,810 Argentine pesos in June 2016 and 7,560 Argentine pesos in September 2016. Recently, the INDEC published data regarding the evolution of salaries in the private and public sectors, which reflects approximately 32.91% and 32.58% salary increases in the private and public sectors, respectively, for the period from November 2015 through December 2016.

Due to the high levels of inflation, employers both in the public and private sectors are experiencing significant pressure from organized labor and their employees to further increase salaries. During 2016 organized labor unions agreed with employers’ associations on salary increases between 27% and 37%. Headcount in Argentina represents the 15.4% of the total headcount of the Company, Accordingly, if, as a result of such measures, future salary increases in Argentine peso exceed the pace of the devaluation of the Argentine pesos, they could have a material and adverse effect on our expenses and business, results of operations and financial condition.

An increase in export and import duties and controls may have an adverse impact on our sales.

Since 2002, the Argentine government has imposed duties on the exports of various primary and manufactured products, including some of our products. During the last ten years, such export taxes have undergone significant increases, reaching a maximum of 35% in the case of soybean. As of December 2015, the Macri administration eliminated farm export duties on corn, wheat and local products, while soy export taxes were reduced by 5% to 30% and 27% for most soybean products. Notwithstanding these measures, we cannot provide assurances or make predictions as to the impact this measure will have on our business, results of operations and financial condition.

On January 2, 2017, the Macri administration enacted a further reduction of the export duties on soybean and soybean products, including a monthly 0.5% cut on the export duties rate starting on January 2018 and until December 2019 has been set.

Pursuant to a resolution of the AFIP since February 2012, prior to the execution of any purchase order or similar document, Argentine importers were required to file before the AFIP a “Prior Import Statement” (Declaración Jurada Anticipada de Importación) providing information on future imports. Compliance with this requirement would be verified by the Argentine Customs upon arrival of the goods into Argentina and it was mandatory for the authorization of the payment of the purchase price by the Argentine financial entities. Even though this was intended merely as an information regime, it was considered to be used for purposes of restricting imports into Argentina. The Macri administration has adopted a similar regime that replaced the former Prior Import Statement system by the Import Monitoring System (Sistema Integral de Monitoreo de Importaciones or “SIMI”). Under this new system, importers are required to submit certain information electronically through the SIMI application which, once approved, will be valid for 180 calendar days. The imposition of this regime may restrict the imports of goods and the import and export of services of our Argentine subsidiaries which may adversely affect our financial conditions or results of operations.

The Macri administration has also enacted an import licensing regime that includes automatic and non-automatic licensing for imports. Automatic import licensing provides that the importer is only required to submit information through the SIMI as well as provide other certification related to the imported goods. Non-automatic licensing provides that the authorities have a 10-day period to either approve or reasonably reject the import license requested based on its effect on local businesses, in addition to the other import requirements that the goods be subject to (SIMI, certifications, etc). The prior administration had imposed a similar regime regarding the “import” and “export” of service (Declaración Jurada Anticipada de Servicios or “DJAS” for its acronym in Spanish) in order to control and restrict payments made by Argentine residents on services provided by foreign services, but it was deregulated recently by the Macri administration.

We cannot assure you that there will not be further increases in the export taxes or that other new export taxes or quotas will not be imposed. Imposition of new export taxes or quotas or a significant increase in existing export taxes or the application of export quotas or burdensome licensing requirements could adversely affect our financial condition or results of operations.

Exchange controls could restrict the inflow and outflow of funds in Argentina.

In 2001 and 2002, the Argentine government implemented a number of monetary and currency exchange control measures that included restrictions on the withdrawal of funds deposited with banks and stringent restrictions on the outflow of foreign currency from Argentina, including for purposes of paying principal and interest on debt and distributing dividends as well as the purchase of foreign currency and on the transfer of funds from Argentina.

Although some of these restrictions were subsequently eased, in June 2005, the Argentine government issued Decree No. 616/2005, which established new controls on capital inflows that could result in reduced availability of international credit, including the requirement, subject to certain exceptions, that 30% of all funds remitted to Argentina remain deposited in a domestic financial institution for 365 days in a non-interest bearing account. In addition, since the second half of 2011, the Argentine government increased certain controls on the incurrence of foreign currency-denominated indebtedness, the acquisition of foreign currency and foreign assets by local residents. For example, the Argentine Central Bank adopted regulations that (i) shortened the period for a borrower to convert foreign currency-denominated indebtedness into Argentine pesos, (ii) shortened a borrower’s window of access to the local foreign exchange market in connection with a prepayment of scheduled interest payments in respect of foreign currency-denominated indebtedness and (iii) suspended the ability of local residents to access the local exchange market for the acquisition of foreign currency.

In December 2015, the Macri administration introduced substantial changes to the foreign exchange restrictions, reversing most of the measures adopted since 2011 and providing greater flexibility and access to the foreign exchange market. See “—Risks related to Argentina—Argentine economic and political conditions and perceptions of these conditions in the international market may have a direct impact on our business and our access to international capital and debt markets, and could adversely affect our results of operations and financial condition” in this section.

Notwithstanding the measures, adopted by the Macri administration, which lifted virtually all exchange and capital controls (except for the obligation of Argentine exporters of goods to repatriate to the FX Market foreign currency proceeds from export transactions, such as receivables relating to the exportation of goods, which are required to be settled through the foreign exchange Market), the Argentine government may impose or increase exchange controls or transfer restrictions in the future in response to capital flight or a significant depreciation of the Argentine peso. These restrictions and requirements, and any additional exchange controls and transfer restrictions in the future that may be adopted by the Argentine government, could adversely affect our financial condition and the results of our operations, or the market price of our common shares. In addition, other exchange controls could in the future impair or prevent the conversion of anticipated dividends, distributions, or the proceeds from any sale of equity holdings in Argentina, as the case may be, from Argentine pesos into U.S. dollars and the remittance of the U.S. dollars abroad. These restrictions and controls could interfere with the ability of our Argentine subsidiaries to make distributions in U.S. dollars to us and thus our ability to pay dividends in the future.

Changes in the Argentine tax laws may adversely affect the results of our operations.

On September 23, 2013, Law No. 26,893 amending the Income Tax Law was enacted. According to the amendments the distribution of dividends became subject to withholding income tax at a rate of 10% unless dividends were distributed to Argentine corporate entities and the income derived from sale, exchange or disposition of shares and other securities not trading in or listed in capital markets and securities exchanges is subject to income tax at a rate of 15% provided the gains are recognized by Argentine resident individuals. The withholding tax rate for the sale, exchange or disposition of shares and other securities when gains are recognized by a foreign beneficiary is, at the option of the non-Argentine resident seller, 13.5% on the gross amount or 15% on the net amount derived from the transaction. However, as of the date of this report, regulations that define the calculation methodology for the 15% rate on the net amount have not been enacted. Accordingly, the 13.5% rate is normally applied.

On July 22, 2016, Argentina published Law No. 27,260 in the Argentine Official Gazette, which makes significant changes to the Argentine tax laws and establishes new tax regimes as the “Voluntary and extraordinary disclosure regime of national and foreign currency holding and other assets, within Argentina and abroad” (Tax Amnesty) and a moratorium for tax, social security and customs obligations.

In addition, the 10% withholding tax established by Law No. 26,893 that was applied by companies on the distribution of dividends and profits was abrogated. Therefore, dividend distributions are not subject to income tax withholding apart from the so-called “equalization tax” which applies if the dividends distributed exceed the net accumulated taxable income of the distributing corporation.

Furthermore, compliant taxpayers are able to obtain an exemption from Personal Assets Tax payable by Argentine resident companies as substitute taxpayers on the participation held by their foreign shareholders and Argentine individual shareholders until fiscal year 2018 inclusive. The applicable tax on shares and other equity participations in Argentine companies is 0.25% on the net worth value of the company. Regarding the other tax on wealth, the Minimum Presumed Income Tax for fiscal years to be initiated as from January 1, 2019 has been abrogated.

On December 27, 2016 the Argentine Official Gazette published Law No. 27,346 that introduced important amendments to the Income Tax Law. The law creates a new tax levied on financial speculation trades (commonly known as “USD Futures Market Trades”) to be applied one-time only on the profits obtained by any person. Thus, gross income derived from “positive price differences” arising from the buying or selling of USD Futures Market Trades will be taxed at an additional 15% tax rate.

In addition, Law No. 27,346 also modifies the Value Added Tax Law and creates the figure of substitute taxpayer for the payment of the tax corresponding to foreign residents who render services in Argentina. Substitute taxpayers will assess and pay for value-added tax corresponding to the act, even in the cases in which it is impossible to withhold that tax from the foreign resident. Also, the tax paid will be considered as a tax credit if in favor of the substitute taxpayer.

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

Currently Brazil is tackling an economic recession and the Government is adopting fiscal adjustment measures. Any fiscal adjustment is complex and involves radical and unpopular measures. The Minister of Finance has also been raising the possibility of increasing or creating new taxes. For example, the Brazilian government may reduce or increase at any time through a presidential decree the rates of the tax levied on financial operations, such as credit transactions (“IOF/Credit”), foreign exchange transactions (“IOF/Exchange”), derivative securities transactions (“IOF/Securities”), among other taxable events. On March, 30, 2017, a presidential decree was published in order to introduce a 0,38% rate of the IOF/Credit on some loan transactions, such as credits provided by cooperatives, which were previously subject to a zero percent rate.

It is also common for taxpayers to file suits for the declaration that a certain tax is illegal or unconstitutional. casein such cases where the final decision is favorable to taxpayers, a situation that occurs very frequently. Accordingly, the Brazilian Government may propose changes in the tax legislation in order to increase rates or to create new taxes..

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

As an example, the Instituto Nacional de Colonização e Reforma Agrária (“INCRA”) conducted an investigation to determine the falsehood of the Certificado de Cadastro do Imóvel Rural (“CCIR”) delivered to us by the former owner of Rio de Janeiro Farm (the “Farm”) in January 2005 when we acquired the Farm. The INCRA also conducted another investigation related to the cadeia dominial of the Farm to determine the correct chain of ownership through the successive transfers of ownership of the Farm, for the purpose of confirming that the destaque publico occurred, which refers to the transfer of land ownership from the State to a private owner, or that the State does not have an interest in claiming the ownership of the Farm. INCRA found no irregularity that could jeopardize the acquisition deed or affect the ownership of Rio de Janeiro Farm.

Social movements and the possibility of expropriation may affect the normal use of, damage, or deprive us of the use of or fair value of, our properties.

Social movements, such as Movimento dos Trabalhadores Rurais Sem Terra and Comissão Pastoral da Terra, are active in Brazil and advocate land reform and mandatory property redistribution by the Brazilian government. Land invasions and occupations of rural areas by a large number of individuals is common practice for these movements, and, in certain areas, including those in which we have invested or are likely to invest, police protection and effective eviction proceedings are not available to land owners. As a result, we cannot assure you that our properties will not be subject to invasion or occupation by these groups. A land invasion or occupation could materially impair the normal use of our lands or have a material adverse effect on our results of operations, financial condition or the value of our common shares. In addition, our land may be subject to expropriation by the Brazilian government. Under Article 184 of the Brazilian Constitution, the Brazilian government may expropriate land that is not in compliance with mandated local “social functions”. A “social function” is defined in Article 186 of the Brazilian Constitution as (i) rational and adequate exploitation of land; (ii) adequate use of natural resources available and preservation of the environment; (iii) compliance with labor laws; and (iv) exploitation of land to promote welfare of owners and employees. If the Brazilian government decides to expropriate any of our properties, our results of operations may be adversely affected, to the extent that potential compensation to be paid by the Brazilian government may be less than the profit we could make from the sale or use of such land. Disputing the Brazilian government’s (*)expropriation of land is usually time-consuming and the outcomes of such challenges are uncertain. In addition, we may be forced to accept public debt bonds, which have limited liquidity, as compensation for expropriated land instead of cash.

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

Since the enactment of the Brazilian Constitution in 1988, the consensus view was that the restrictions imposed by Federal Law 5709 on the acquisition or lease of rural property above-mentioned did not apply to Brazilian companies controlled by foreigners, pursuant to legal opinion No. GQ-22, issued by the AGU in 1994, which was ratified by legal opinion No. GQ-181, also issued by the AGU in 1998. The Brazilian Constitution and its amendments, in particular Constitutional Amendment No. 6, of August 15, 1995, provides that (i) no restrictions on the acquisition of rural land in Brazil should apply to Brazilian companies; and (ii) any company incorporated and headquartered in Brazil and controlled by foreign investors must receive the same treatment as any other company incorporated and headquartered in Brazil and controlled by Brazilian investors. However, the Brazilian Justice National Council issued an Official Letter on July 13, 2010 addressed to all the Brazilian local State Internal Affairs Bureaus in order for them to adopt procedures within sixty (60) days and instruct the local State Notary and Real Estate Registry Offices to observe the restrictions of the Brazilian law on the acquisitions of rural land by Brazilian companies with foreign equity holders. Thereafter, on August 19, 2010, the AGU revised its prior opinion, and published a new legal opinion which: (i) revoked the AGU’s legal opinions No. GQ-22 and GQ-181; and (ii) confirmed that Brazilian entities controlled by foreigners should be subject to the restrictions described above, and transactions entered into by foreigners in connection with the acquisition of rural properties would be subject to approval from INCRA, the Ministry of Agrarian Development and the Brazilian National Congress, when applicable. This revised opinion was ratified by the President of Brazil and published in the Official Gazette of the Federal Executive on August 23, 2010, becoming effective as of such date. We believe that the acquisitions of rural properties by Brazilian companies directly or indirectly controlled by foreigners registered in the appropriate real estate registry prior to August 23, 2010 are not affected by the AGU’s legal opinion. As a confirmation of such understanding, pursuant to the Joint Normative Ruling N. 1 issued on September 27, 2012 by the Ministries of: (i) Agricultural Development; (ii) Agriculture, Cattle-raising and Supply; (iii) Industry Development and Foreign Commerce; and (iv) Tourism (the “Joint Normative Ruling N. 1”); and the Normative Ruling/IN INCRA No.76, issued on August 23, 2013, a Brazilian company controlled by foreign individuals or companies which acquired or leased rural properties, by means of an act or agreement entered into from June 7, 1994 and August 22, 2010, may register such property before the National System of Rural Registry (Sistema Nacional de Catastro Rural-SNCR), without any administrative sanction. However, as of said date, the acquisition and leasing of rural land in Brazil, including through corporate transactions, will be subject to the above-mentioned restrictions, and will require several additional layers of review and approvals, which may be discretionary (including the approvals from INCRA, Ministry of Agrarian Development and the Brazilian National Congress, when applicable), burdensome and time consuming. Additionally, the Joint Normative Ruling N. 1 sets forth the administrative procedures applicable to requests for authorization for the acquisition or lease of rural properties by foreign investors pursuant to Law 5709. Under the Joint Normative Ruling, in order to obtain the authorization for the acquisition or lease of rural properties, foreign investors must present a project proposal to the INCRA, containing: (i) the rationale for the relationship between the property to be acquired or leased and the project size; (ii) physical and financial schedule of the investment and implementation of the project; (iii) use of official credit (governmental funds) for the total or partial finance of the project; (iv) logistic viability of the execution of the project and, in case of an industrial project, proof of compatibility between the local industrial sites and the geographic location of the lands; and (v) proof of compatibility with the criteria established by the Brazilian Ecological and Economical Zoning (Zoneamento Ecológico Económico do Brasil – ZEE), relating to the location of the property.

While we conduct our operations in Brazil through local subsidiaries, we would be considered a foreign controlled entity within the meaning of the restrictions described above. Therefore, if we are not able to comply with these restrictions and obtain the required approvals in connection with future acquisitions or lease transactions, our business plan, contemplated expansion in Brazil and results of operations will be adversely affected.

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

We may be adversely affected by the following factors, as well as the Brazilian government’s response to these factors:

•	economic and social instability;
•	increase in interest rates;
•	exchange controls and restrictions on remittances abroad;
•	restrictions and taxes on agricultural exports;
•	exchange rate fluctuations;
•	inflation;
•	volatility and liquidity in domestic capital and credit markets;
•	expansion or contraction of the Brazilian economy, as measured by GDP growth rates;
•	allegations of corruption against political parties, elected officials or other public officials, including allegations made in relation to the ”Car Wash Operation” (Operação Lava-Jato) investigation;
•	government policies related to our sector;
•	fiscal or monetary policy and amendments to tax legislation; and
•	other political, diplomatic, social or economic developments in or affecting Brazil.

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

In the past, members of the Brazilian government and of the Brazilian legislative branch have faced allegations of political corruption. As a result, a number of politicians, including senior federal officials and congressmen, resigned and/or have been arrested. Currently, several members of the Brazilian executive and legislative branches of government are being investigated as a result of allegations of unethical and illegal conduct identified by the Car Wash Operation (Operação Lava-Jato) being conducted by the Office of the Brazilian Federal Prosecutor. . On April 17th, 2016 the impeachment process of the Brazilian President was approved by the House of Representatives and, on August 31st, 2016 the process was approved by Senate. The Brazilian President was replaced by the Vice-President until a new election is held in 2018. The new President has been trying to implement political and economic reforms related to labor and social security matters, and other measures targeting higher economic rates of growth and employment. We cannot predict which policies will be adopted by the new Brazilian government and whether these policies will negatively affect the economy and our business or results of operations.

Additionally, the potential outcome of investigations and proceedings related to the Car Wash Operation (Operação Lava-Jato) is unknown, but they have already had an adverse impact on the general market perception of the Brazilian economy and the conclusion of these proceedings or further allegations of illicit conduct could have additional adverse effects in the Brazilian economy. In this sense, the political crisis could worsen the economic conditions in Brazil, which may adversely affect our results of operations and financial condition.

Moreover, the economic and political crisis have resulted in the downgrading of the country’s long-term credit rating from the three major rating companies, placing Brazil back in speculative investment grade level (“junk”). Standard & Poor's downgraded Brazil to BB with a negative outlook in February 2016; , Fitch Ratings downgraded to BB with a negative outlook, in May 2016 , while Moody’s maintained its Ba2 rating, changing its outlook from negative to stable in March 2017. According to Moody’s, this improvement is based on a more stabilized and predicted macroeconomic environment. However, the new Brazilian administration is still facing domestic pressure to repair the economy and achieve higher rates of economic growth. We cannot predict which policies will be adopted by the Brazilian government and whether these policies will negatively affect the economy or our business or financial performance..

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

We are also subject to laws and regulations imposed in Brazil and its agencies, including (i) the National Agency of Petroleum, Natural Gas and Biofuels (Agência Nacional do Petróleo, Gás Natural e Biocombustível(“ANP”)) and by the Brazilian Electricity Regulatory Agency (Agência Nacional de Energia Elétrica) (“ANEEL”) on account of our production of sugarcane, ethanol and electric energy (ii) the Ministry of Agriculture, Breeding Cattle and Supply (Ministerio da Agricultura, Pecuaria e Abastecimento(“MAPA”)), on account of our agricultural, sugarcane and ethanol production activities. If an adverse final decision is issued in an administrative process, we could be exposed to penalties and sanctions derived from the violation of any of these laws and regulations, including the payment of fines, and, depending on the level of severity applied to the infraction, the closure of facilities and/or stoppage of activities and the cancellation or suspension of the registrations, authorizations and licenses, which may also result in temporary interruption or discontinuity of activities in our plants, and adversely affect our business, financial status, and operating results.

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

We are organized under the laws of the Grand Duchy of Luxembourg. Most of our assets are located outside the United States. Furthermore, most of our directors and officers and experts reside outside the United States, and most of their assets are located outside the United States. As a result, you may find it difficult to effect service of process within the United States upon these persons or to enforce outside the United States judgments obtained against us or these persons in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the U.S. federal securities laws. Likewise, it may also be difficult for you to enforce in U.S. courts judgments obtained against us or these persons in courts located in jurisdictions outside the United States, including actions predicated upon the civil liability provisions of the U.S. federal securities laws. It may also be difficult for an investor to bring an action in a Luxembourg court predicated upon the civil liability provisions of the U.S. federal securities laws against us or these persons. Luxembourg law provides shareholders the right to bring a derivative action on behalf of the Company only in limited circumstances and subject to conditions only admit, shareholders’ right to bring a derivative action on behalf of the company.

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

Pursuant to Luxembourg corporate law, existing shareholders are generally entitled to preemptive subscription rights in the event of capital increases and issues of shares against cash contributions. However, under our articles of incorporation, the board of directors has been authorized to waive, limit or suppress such preemptive subscription rights until the fifth anniversary of the publication of the authorization granted to the board in respect of such waiver by the general meeting of shareholders. The current authorization was renewed by decision of the shareholder meeting held on April 20, 2016 and is valid until April 20, 2021.

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

On March 27, 2015, Adecoagro commenced a series of transactions for the purpose of transfering the domicile of Adecoagro LP to Luxembourg. In connection with the Adecoagro LP redomiciliation, Adecoagro merged IFH into Adecoagro LP (Delaware) with Adecoagro LP (Delaware) as the surviving entity and on April 1, 2015 Adecoagro GP S.à r.l., a société à responsibilitié limitée organized under the laws of Luxembourg, became he general partner of Adecoagro LP on April 1, 2015. Also on April 1, 2015, Adecoagro completed the redomiciliation of Adecoagro LP (Delaware) out of Delaware to Luxembourg and Adecoagro LP without dissolution or liquidation, continued its corporate existence as Adecoagro LP S.C.S., a société en commandite simple organized under Luxembourg law, effective April 2, 2015. For a detailed description of the Adecoagro LP redomiciliation please see “Corporate Development” below.

Adecoagro is registered with the Luxembourg Registry of Trade and Companies under number B153681. Adecoagro has its registered office at 6, Rue Eugène Ruppert, L-2453, Luxembourg, Grand Duchy of Luxembourg. Our telephone number is (+352) 264491.

History

In September 2002, we commenced our operations with the acquisition of 100% of the equity interests of Pecom Agropecuaria S.A., an Argentine corporation (sociedad anónima), and we rapidly became one of the largest agricultural companies in Argentina. Totaling more than 74,000 hectares of farmland, this acquisition represented one of the largest stock purchase transactions in South America in 2002. In connection with the acquisition, Pecom Agropecuaria S.A. changed its name to Adeco Agropecuaria S.A. (“Adeco Agropecuaria”). Adeco Agropecuaria was the platform from which we executed our expansion plans, including the acquisition of additional land and the diversification of our business activities.

In 2004, we began our regional expansion and acquired a farm in Uruguay (approximately 5,086 hectares) and three farms in Western Bahia Brazil (20,419 hectares). In 2005, we continued the expansion of our crop business in Argentina with the acquisitions of La Agraria S.A. (approximately 4,857 hectares) and Establecimientos El Orden S.A. and Cavok S.A. (approximately 15,157 hectares) and Las Horquetas farm (2,086 hectares).

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

On February 26, 2013, Adecoagro formed CHS Agro S.A., a joint venture with a leading farmer-owned energy, grains and foods company based in the United States. We hold 50% interest in CHS Agro. CHS Agro will build a sunflower processing facility located in the city of Pehuajo, Province of Buenos Aires, Argentina. The facility will process blackoil and confectionary sunflower into speciatly products such as in-shell seeds and oil seeds, which will be entirely exported to markets in Europe and the Middle East. The joint venture will grow confectionary sunflower on leased farms, while blackoil sunflower will be originated from third parties. As of December 31, 2014, we and CHS Inc. have made individual capital contributions to CHS Agro of approximately US$ 4 million each.

During March 2013, we began the construction of the second greenfield project in our sugarcane cluster in Mato Grosso do Sul. The Ivinhema mill, with 5.0 million tons of sugarcane crushing capacity and located 45 km south of Angelica, would consolidate our cluster, generating important synergies and economies of scale, improving operational margins and Adjusted Free Cash Flow. Ivinhema was built in two phases: the first phase with 2.0 million tons of capacity was completed during April 2012 and the second phase, with 3.0 million tons of crushing capacity was completed during mid 2015.

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

During 2012, the Company issued in a series of transactions 1,654,752 shares to certain limited partners of IFH in exchange for their residual interest in IFH increasing Adecoagro’s interest in IFH to approximately 100%.

On February 5, 2013, we completed an underwritten secondary offering of 13.9 million common shares of Adecoagro offered by our shareholder, HBK Master Fund LP at a price per share to the public of $8.00 pursuant to an effective shelf registration statement on Form F-3 filed with the SEC. On February 13, 2013, HBK Master Fund LP sold an additional 2.1 million common shares of Adecoagro pursuant to the overallotment option it granted to the underwriter in the secondary offering.

On March 27, 2015, Adecoagro commenced a series of transactions for the purpose of transferring the domicile of Adecoagro LP to Luxembourg. In connection with the Adecoagro LP redomiciliation, Adecoagro merged IFH LP into Adecoagro LP with Adecoagro LP (Delaware) as the surviving entity. In connection with this merger, all of the assets and liabilities of IFH L.P. vested in Adecoagro LP (Delaware), Ona Ltd became its general partner and Toba Ltd became a wholly owned subsidiary of Adecoagro LP (Delaware). In connection with the transactions completed on March 27, 2015, Ona Ltd. assigned its general partnership interest in Adecoagro LP to Adecoagro GP S.a.r.l., a societe responsibilitie limitee organized under the laws of Luxembourg, on April 1, 2015. Also on April 1, 2015, Adecoagro completed the redomiciliation of Adecoagro LP (Delaware) out of Delaware to Luxembourg and Adecoagro LP, without dissolution or liquidation, continued its corporate existence as Adecoagro LP S.C.S., a societe en commandite simple organized under Luxembourg law, effective April 2, 2015. Since that date the affairs of Adecoagro LP S.C.S. have been governed by its by-laws and Luxembourg law.

On March 21, 2016, we completed an underwritten secondary offering of 12.0 million shares of Adecoagro offered by our shareholders, Quantum Partner LP and Geosor Corporation, at a price per share to the public of $11.7 pursuant to an effective shelf registration statement on Form F-3 filed with the SEC. In connection with this offering, the selling shareholders granted the underwriter the right to purchase up to 1,800,000 additional common shares exercisable once at any time within 30 days after March 21,2016. On April 20, 2016, the underwriter elected to purchase an additional 350,000 common shares at a price of 11.40 per common share.

Set forth below is a corporate structure as of April 20, 2017.

Principal Capital Expenditures

Capital expenditures totaled $133.2 million, $149.8 million and $306.8 million for the years ended December 31, 2016, 2015 and 2014, respectively.

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

As of December 31, 2016, we owned a total of 246,139 hectares, comprised of 19 farms in Argentina, 11 farms in Brazil and one farm in Uruguay. In addition we own and operate several agro-industrial production facilities including three rice processing facilities in Argentina, two dairy facilities with approximately 6,880 milking cows in Argentina, 11 grain and rice conditioning and storage plants in Argentina, and three sugar and ethanol mills in Brazil with a sugarcane crushing capacity of 11.2 million tons.

We believe that we are:

•	one of the largest owners of productive farmland in South America, with more than 203,620 owned productive hectares as of December 31, 2016 (excluding legal land reserves pursuant to local regulations and other land reserves) located in Argentina, Brazil and Uruguay, producing a wide range of agricultural products.

•	a leading producer of grains and oilseeds in South America. During the 2015/2016 harvest year, we harvested 172,976 hectares (including 55,895 leased hectares and 32,896 second crop hectares) and produced 586,556 tons of grains, including soybeans, corn, wheat, sunflower and cotton;

•	one of the largest producers of rough (unprocessed) rice in the world, planting 37,580 hectares (including 1,700 leased hectares) and producing 220,758 tons during the 2015/2016 harvest year, which accounted for 21% of the total Argentine production according to the Confederacion de Molinos Arroceros del Mercosur (“Conmasur”). We are also a large processor and exporter of white rice (processed) in Argentina, accounting for 19% of total white rice production capacity in Argentina and 22% of total Argentine white rice exports during 2016, according to Camara de Industriales Arroceros de Entre Ríos (Federacion de Entidades Arroceras).

•	a leading dairy producer in South America in terms of our cutting-edge technology, productivity per cow and grain conversion efficiencies, producing approximately 92.4 million liters of fluid milk during 2016.

•	a growing producer of sugar and ethanol in Brazil, where we currently own three sugar and ethanol mills, with an aggregate installed capacity of 11.2 million tons per year and full cogeneration capacity (the generation of electricity from sugarcane bagasse, the fiber portion of sugarcane that remains after the extraction of sugarcane juice) of 232 MW as of December 31, 2016. Our operation is highly integrated, meaning that 91% of the sugarcane crushed at our mills is supplied from our own plantations. As of December 31, 2016, our sugarcane plantation consisted of 134,591 hectares; and,

•	one of the leading companies in South America involved in the acquisition and transformation of undermanaged land to more productive uses, generating higher cash yields. Between 2006 and 2015 we consistently sold a portion of our fully mature farmland every year. In aggregate, we have sold over 77,000 hectares generating capital gains of approximately $205 million.

We are engaged in three main businesses:

Farming Business: As of December 31, 2016 we owned 232,848 hectares (excluding sugarcane farms) of farmland in Argentina, Brazil and Uruguay, of which 121,615 hectares are croppable, 11,227 hectares are being evaluated for transformation, 60,713 hectares are suitable for raising beef cattle and are mostly leased to third party cattle farmers, constituting a total of 193,555 productive hectares, and 39,293 hectares are legal land reserves pursuant to local regulations or other land reserves. During the 2015/2016 harvest year we held leases or have entered into agriculture partnerships for an additional 57,595 croppable hectares. We own the facilities and have the resources to store and condition 100% of our crop and rice production. We do not depend on third parties to condition our production for sale. Our farming business is subdivided into four main businesses:

•	Crop business: We produce a wide range of agricultural commodities including soybeans, corn, wheat, sunflower and cotton, among others. In Argentina, our farming activities are conducted mainly in the Argentine humid pampas region, where agro-ecological conditions are optimal for low-cost production. Since 2004, we have expanded our operations throughout the center-west region of Uruguay and the western part of the state of Bahia, Brazil, as well as in the northern region of Argentina. During the 2015/2016 harvest year, we planted approximately 172,976 hectares of crops, including second harvests, producing 586,772 tons of grains, including soybeans, wheat, corn, sunflower and cotton. We also planted an additional 4,718 hectares where we produced over 136,797 tons of forage that we used for cow feed in our dairy operation. During the current 2016/17 harvest year, we planted approximately 184,988 hectares of crops, including second harvest, and also planted an additional 3,808 hectares of forage.

•	Rice business: We own a fully-integrated rice operation in Argentina. We produce irrigated rice in the northeast provinces of Argentina, where the availability of water, sunlight, and fertile soil results in one of the most ideal regions in the world for producing rice at low cost. We believe that we are one of the largest producers of rough (unprocessed) rice in Argentina, producing 220,758 tons during the 2015/2016 harvest year, which accounted for 21% of the total Argentine production according to Conmasur. We own three rice mills that process our own production, as well as rice purchased from third parties. We produce different types of white and brown rice that are sold both in the domestic Argentine retail market and exported. During the current 2016/17 harvest year, we planted 39,728 hectares of rice.

•	Dairy business: We believe that we are a leading dairy producer in South America in terms of our utilization of cutting-edge technology, productivity per cow and grain conversion efficiencies. Through the production of fluid milk, we are able to transform forage and grains into value-added animal protein. We believe that our “free-stall” dairies in Argentina are the first of their kind in South America and allows us to optimize our use of resources (land, dairy cow feed and capital), increase our productivity and maximize the conversion of forage and grain into fluid milk. We produced approximately 92.4 million liters of fluid milk during 2016, with a daily average of 6,880 milking cows, delivering an average of 36.7 liters of milk per cow per day.

•	All Other Segments business: Our all other segments business consists of leasing pasture land to cattle farmers in Argentina and leasing our coffee plantation in the Rio de Janeiro farm, located in Western Bahia, Brazil, to a third party. We lease over 27,216 hectares of pasture land which is not suitable for crop production to third party cattle farmers.

The following table sets forth, for the periods indicated, certain data relating to our farming business:

	Year Ended December 31,
	2016	2015	2014
Sales	(In thousands of $)
Crops(l)	142,124	154,741	177,662
Rice(2)	96,562	84,668	103,682
Dairy	32,897	32,981	32,968
All Other Segments (3)	960	1,302	1,525
Total	272,543	273,692	315,837

Production	2015/2016 Harvest Year	2014/2015 Harvest Year	2013/2014 Harvest Year
Crops (tons)(4)	583,639	627,824	643,354
Rice (tons)(5)	220,758	180,149	205,489
Total	804,397	807,973	848,843

	Year Ended December 31
	2016	2015	2014
Dairy (thousands of liters)(6)	92,395	88,556	79,468

	2016/2017 Harvest Year	2015/2016 Harvest Year	2014/2015 Harvest Year	2013/2014 Harvest Year
Planted Area	(In hectares, including second harvest)
Crops (7)	190,847	172,976	194,271	185,954
Rice	39,607	37,580	35,328	36,604

(1)	Includes soybeans, corn, wheat, sunflower and cotton, among others.

(2)	Sales of processed rice, including rough rice purchased from third parties and processed in our facilities.

(3)	All Other Segments encompasses our remaining interests in the beef Cattle and Coffee businesses. Our beef cattle business consists of over 61 thousand hectares of pasture land that is not suitable for crop production and as a result is leased to third parties for cattle grazing activities. We lease the coffee production rights with respect to our Rio de Janeiro coffee plantation.

(4)	Crop production does not include 136,797 tons, 102,527 tons, and 89,081 tons of forage produced in the 2015/2016, 2014/2015 and 2013/2014 harvest years, respectively.

(5)	Expressed in tons of rough rice produced on owned and leased farms. As of December 31, 2016, the 2015/16 harvest year of rice harvest had not began.

(6)	Fluid milk produced at our dairy farms.

(7)	Includes 4,718 hectares, 4,999 hectares and 3,141 hectares, used for the production of forage during the 2015/16, 2014/2015, and 2013/2014 harvest years, respectively.

Sugar, Ethanol and Energy Business: We cultivate and harvest sugarcane which is then processed in our own mills to produce sugar, ethanol and energy. As of December 31, 2016, our total sugarcane plantation consisted of 134,591 hectares, planted mainly over leased land. We currently own and operate three sugar and ethanol mills, UMA, Angélica and Ivinhema, with a total crushing capacity of 11.2 million tons of sugarcane per year as of December 31, 2016. UMA is a small but efficient mill located in the state of Minas Gerais, Brazil, with a sugarcane crushing capacity of 1.2 million tons per year, full cogeneration capacity and an associated sugar brand with strong presence in the regional retail market (Açúcar Monte Alegre). We plant and harvest 99.5% of the sugarcane milled at UMA, with the remaining 0.4% acquired from third parties. Angélica and Ivinhema are two new, modern mills, which we built in the state of Mato Grosso do Sul, Brazil, with current sugarcane crushing capacities of 4.8 and 5.3 million tons per year, respectively. Both mills are located 45 km apart, and form a cluster surrounded by one large sugarcane plantation. Angelica and Ivinhema are equipped with high pressure steam boilers and turbo-generators with the capacity to use all the sugarcane bagasse by-product to generate electricity. Approximately 33% of the electricity generated is used to power the mill and the excess electricity is sold to the local power grid, resulting in the mills having full cogeneration capacity.

For the year ended December 31, 2016, we crushed 11.1 million tons of sugarcane. Our mills produce both sugar and ethanol, and accordingly, we have some flexibility to adjust our production (within certain capacity limits that generally vary between 40% and 60%) between sugar and ethanol, to take advantage of more favorable market demand and prices at given points in time. For the year ended December 31, 2016 we produced 701,060 tons of sugar and 422,395 cubic meters of ethanol.

As of December 31, 2016, our overall sugarcane plantation consisted of 134,591 hectares of sugarcane in the states of Mato Grosso do Sul and Minas Gerais, Brazil, of which 9,748 hectares of sugarcane were planted on owned land, and 124,843 hectares were planted on land leased from third parties under long term agreements.

The following table sets forth, for the periods indicated, certain data relating to our sugar, ethanol and energy business:

Sales	Year Ended December 31,
	2016	2015	2014
	(In thousands of $)
Sugar	330,895	177,801	174,459
Ethanol	211,451	176,150	165,870
Energy	53,995	46,671	66,800
Other	351	-	-
Total	596,692	400,622	407,129

Production	Year Ended December 31
	2016	2015	2014
Sugar (tons)	701,060	464,929	413,687
Ethanol (cubic meters)	422,395	361,001	299,810
Energy (MWh exported)	751,037	553,090	445,705

	Year Ended December 31
Other Metrics	2015	2015	2014

Sugarcane milled (% owned)	91%	89%	89%
Sugarcane crushing capacity (millions of tons)	11.2	10.2	7.2
% Mechanized harvesting operations — Consolidated	98%	97%	97%
% Mechanized /harvesting operations — Cluster	100%	100%	100%

Land Transformation Business: We acquire farmlands we believe are underdeveloped or underutilized and, by implementing cutting-edge production technology and agricultural best practices, transform the land to be suitable for more productive uses, enhance yields and increase the value of the land. During the fifteen-year period since our inception, we have effectively put into production 173,801 hectares of land that was previously undeveloped or undermanaged. During 2016, we put into production 4,274 hectares and in addition continued the transformation process of over 131,363 hectares we own. We realize and capture land transformation value through the strategic disposition of assets that have reached full development potential. We believe that the rotation of our land portfolio allows us to re-allocate capital efficiently, maximizing our return on invested capital. Our current owned land portfolio consists of 246,139 hectares, distributed throughout our operating regions as follows: 85% in Argentina, 14% in Brazil, and 1% in Uruguay. Between 2006 and 2015, we sold 20 of our fully mature farms, generating capital gains of approximately $205 million.

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

The following table sets forth, for the periods indicated, certain data relating to our land transformation business:

	Year Ended December 31,
	2016	2015		2014
Undeveloped/Undermanaged land put into production (hectares)	4,274	2,790		2,580
Ongoing transformation of croppable land (hectares)	131,363	127,428		122,041
Number of farms sold	-	3	(1)	2	(1)
Hectares sold	-	10,905		12,887
Capital gains from the sale of land ($ thousands) (1)	-	23.900		25,600

(1) Includes the sale of non-controlling interests in farmland companies

Our Strengths

We believe the following are our competitive strengths:

•	Unique and strategic asset base. We own strategically located farmland and agro-industrial assets in Argentina, Brazil and Uruguay. We engage in continuous improvement of our operations and practices, resulting in the reduction of operating costs and an increase in productivity, ultimately enhancing the value of our properties and generating capital gains. Our operations also benefit from strategically located industrial facilities throughout Argentina and Brazil, increasing operating efficiencies and reducing operating and logistical costs. We are vertically integrated where economics and returns are attractive, where the efficiency of our primary operation is significantly enhanced, or where lack of a competitive market results in the absence of a transparent price determination mechanism. Our diversified asset base creates valuable synergies and economies of scale, including (i) the ability to transfer the technologies and best practices that we have developed across our business lines, (ii) the ability to apply value-adding land transformation strategies to farmland in connection with our farming and sugarcane operations, and (iii) a greater ability to negotiate more favorable terms with our suppliers and customers.

Owning a significant portion of the land on which we operate is a key element of our business model.

•	Low-cost production leveraging agro-ecological competitive advantages. Each of the commodity products we grow is produced in regions where agro-ecological conditions provide competitive advantages and which, through the implementation of our efficient and sustainable production model, allow us to become one of the lowest cost producers.

•	Our grain and oilseed production is based in the Argentine humid pampas region where soil fertility, regular rainfalls, temperate climate, availability of land and proximity to ports contribute to the reduced use of fertilizers and agrochemicals, high productivity and stable yields and efficient logistics, ultimately resulting in one of the lowest costs per ton of grain produced and delivered.

•	Our rice operation is located in the northeast provinces of Argentina, one of the best rice farming regions in the world due to plentiful sunlight, abundant availability of water for low cost irrigation and large potential for expansion.

•	Our cotton production is focused in western Bahia, Brazil. This region is excellent for producing high quality cotton fiber due to its ideal climate, well drained soils and high altitude.

•	Our dairy operation is situated in the Argentine humid pampas region, where cow feed (grains, oilseeds and forage) is efficiently and abundantly produced at a low cost and climate and sanitary conditions are optimal for cow comfort, which enhances productivity, cow reproduction rates and milk quality.

•	We produce sugarcane in the center-south region of Brazil, where the combination of soil and climate result in high sugarcane productivity and quality, resulting in one of the lowest production costs in the world, significantly lower than other major sugar producing regions, including India, China, the United States, the United Kingdom, France and Germany.

•	Standardized and scalable agribusiness model applying technological innovation. We have consistently used innovative production techniques to ensure that we are at the forefront of technological improvements and environmental sustainability standards in our industry. We are implementing an agribusiness model that consists of specializing our workforce and defining standard protocols to track crop development and control production variables, thereby enhancing management decision-making. We further optimize our agribusiness model through the effective implementation and constant adaptation of a portfolio of advanced agricultural and information technologies and best practices tailored to each region in which we operate and commodity we produce, allowing us to improve our crop yields, reduce operating costs and maximize margins in a sustainable manner.

•	In our farming business, we use “no-till” technology as the cornerstone of our crop production and have been able to implement this technique in areas within our production regions where it had not been used before. Furthermore, we also utilize crop rotation, second harvests, integrated pest management, balanced fertilization, water management and mechanization. Additionally, we use the innovative silo bag storage method, utilizing large polyethylene bags with a capacity of 180-200 tons which can be left on the field for 12 months, resulting in low-cost, scalable and flexible storage on the field during harvest, which we believe allows us to expand our crop storage capacity at a low cost, generate important logistic and freight savings by moving our production in the off-season when freight fares are lower, and time the entry of our production into the market at optimal price points. See “—Operations and Principal Activities—Farming—Storage and Conditioning.”

•	In our dairy business, we believe that we were the first company in South America to implement the “free-stall” production system, resulting in more efficient conversion of feed to fluid milk and higher production rates per cow compared to our peers in the region.

•	In our sugar, ethanol and energy business, our sugarcane cluster, constituted by the Ivinhema and Angélica mills (i) has a highly mechanized planting and harvesting operation, which has increased our sugarcane production, reduced our operating costs and contributed to environmental sustainability by eliminating the need to burn the sugarcane before harvest; (ii) has the capacity to use all the bagasse (a by-product of the sugar and ethanol production process) that is produced, with almost no incremental cost, to cogenerate 216 MW of clean and renewable electricity; (iii) has the capacity of processing 50,400 tons of sugarcane per day and (iv) has the ability to recycle by-products such as filter cake and vinasse by using them as fertilizers in our sugarcane fields, as well as recycling water and other effluents, generating important savings in input costs and protecting the environment.

•	Unique diversification model to mitigate cash flow volatility. We pursue a unique multi-tier diversification strategy to reduce our exposure to production and market fluctuations that may impact our cash flow and operating results. We seek geographic diversification by spreading our portfolio of farmland and agro-industrial assets across different regions of Argentina, Brazil and Uruguay, thereby lowering our risk exposure to weather-related losses and contributing to stable cash flows. Additionally, we produce a variety of products including soybeans, corn, wheat, sunflower, cotton, barley, sorghum, rice, fluid milk, sugar, ethanol and energy, which lowers our risk exposure to potentially depressed market conditions of any specific product. Moreover, through vertical integration in the rice, dairy, sugar, ethanol and energy businesses, we process and transform a portion of our agricultural commodities into branded retail products, reducing our commodity price risk and our reliance on the standard market distribution channels for unprocessed products. Finally, our commercial committee defines our commercial policies based on market fundamentals and the consideration of logistical and production data to develop a customized sale/hedge risk management strategy for each product.

•	Expertise in acquiring farmland with transformation and appreciation potential. Since our inception in 2002, we have executed transactions for the purchase and disposition of land for over $688 million and sold over 77,000 hectares of developed land, generating capital gains of approximately $205 million. We believe we have a superior track record and have positioned ourselves as a key player in the land business in South America. Our business development team has gained extensive expertise in evaluating and acquiring farmland throughout South America and has a solid understanding of the productivity potential of each region and of the potential for land transformation and appreciation. To date, we have analyzed over 11 million hectares of farmland spread throughout the regions in which we operate and other productive regions in the world. We have developed a methodology to assess farmland and to appraise its potential value with a high degree of accuracy and efficiency by using information generated through sophisticated technology, including satellite images, rain and temperature records, soil analyses, and topography and drainage maps. Our management team has gained extensive experience in transforming and maximizing the appreciation potential of our land portfolio through the implementation of our agribusiness techniques described above. We also have an extensive track record of rotating our asset portfolio to generate capital gains and monetize the transformation and appreciation generated through our land transformation activities and agricultural operations.

•	Experienced management team, knowledgeable employees. Our people are our most important asset. We have an experienced senior management team with an average of more than 20 years of experience working in our sector and a solid track record of implementing and executing large scale growth projects such as land transformations, greenfield developments of industrial plants, and integrating acquisitions within our organization. Recruiting technically qualified employees at each of our farms and operating sites is a main focus of our senior management and a key to our success.

Our Business Strategy

We intend to maintain our position as a leading agricultural company in South America by expanding and consolidating each of our business lines, creating value for our shareholders. The key elements of our business strategy are:

•	Consolidate our sugar and ethanol cluster in the state of Mato Grosso do Sul, Brazil. Our main strategy for our sugar and ethanol business is to consolidate our cluster in Mato Grosso do Sul, Brazil, through the expansion of our Ivinhema and Angelica mills, which as of December 2016 reached a nominal capacity of 11.2 million tons per year and are expected to reach 14.2 million tons by 2023. See “—Sugar, Ethanol and Energy—Our Mills.” The consolidation of the cluster will generate important synergies, operating efficiencies and economies of scale such as (i) a reduction in the average distance from the sugarcane fields to the mills, generating important savings in sugarcane transportation expenses; (ii) reduction in our total fixed costs per ton of sugarcane milled; and (iii) a large sugarcane plantation supplying two mills, allowing for non-stop harvesting. We believe that our sugarcane cluster in Mato Grosso do Sul will allow us to become one of the most efficient and low cost producers of sugar, ethanol and energy in Brazil. Additionally, we plan to continue to monitor closely the Brazilian sugar and ethanol industries and may pursue selective acquisitions that provide opportunities to increase our economies of scale, operating synergies and profitability.

•	Expand our farming business through organic growth, leasing and strategic acquisitions. We will continue to seek opportunities for organic growth, target attractive acquisition and leasing opportunities and strive to maximize operating synergies and achieve economies of scale in each of our three main farming business areas (crops, rice and dairy). We plan to continue expanding and consolidating our crop production throughout South America. We also intend to continue expanding our rice segment in terms of production and processing capacity, consolidating our leading position in Argentina and increasing our presence throughout Brazil, Uruguay and other regions, to become a leading regional player. We also plan to increase our current milk production using the “free-stall” model.

•	Further increase our operating efficiencies while maintaining a diversified portfolio. We intend to continue to focus on improving the efficiency of our operations and maintaining a low-cost structure to increase our profitability and protect our cash flows from commodity price cycle risk. We seek to maintain our low-cost platform by (i) making additional investments in advanced technologies, including those related to agricultural, industrial and logistical processes and information technology, (ii) improving our economies of scale through organic growth, strategic acquisitions, and more efficient production methods, and (iii) fully utilizing our resources to increase our production margins. In addition, we intend to mitigate commodity price cycle risk and minimize our exposure to weather related losses by (i) maintaining a diversified product mix and vertically integrating production of certain commodities and (ii) geographically diversifying the locations of our farms.

•	Continue to implement our land transformation strategy. We plan to continue to enhance the value of our owned farmland and future land acquisitions by making them suitable for more profitable agricultural activities, thereby seeking to maximize the return on our invested capital in our land assets. In addition, from time to time we expect to continue rotating our land portfolio through strategic dispositions of certain properties in order to realize and monetize the transformation and appreciation value created by our land transformation activities. We also plan to leverage our knowledge and experience in land asset- management to identify superior buying and selling opportunities.

Operations and Principal Activities

Farming

Our Farming business line is divided into three main reportable operating businesses, namely crops, rice and dairy. We conduct our farming operations primarily on our own land and, to a lesser extent, on land leased from third parties. During harvest year 2015/2016 our farming operations were conducted on a total of 210,556 hectares of land, of which we own 146,070 hectares (excluding sugarcane farms) and we leased the remaining 64,486 hectares from third parties. The following table sets forth our production volumes for each of our farming business lines.

	Harvest Year
	2015/2016	2014/2015	2013/2014
Crops (tons)(1)	583,639	627,385	643,354
Rice (tons)(2)	220,758	180,149	205,489

	Year Ended December 31,
	2016	2015	2014
Dairy (thousands of liters)(3)	92,395	88,556	79,468

(1)	As of the date of this annual report, the harvest of soybean, corn, sunflower, cotton and rice pertaining to the 2016/2017 harvest year is ongoing. The only crop which has been almost fully harvested in the current 2016/17 harvest year is wheat, with a total production of 102,950 tons.
(2)	Expressed in tons of rough rice.
(3)	Fluid milk produced.

Crops Business (Grains, Oilseeds and Cotton)

Our agricultural production is mainly based on planting, growing and harvesting crops over our owned croppable area. During the 2015/2016 harvest year, we planted crops over a total area of approximately 172,976 hectares, including our owned land, land leased from third parties and hectares planted in second harvests. During mid 2016 we began the planting of crops pertaining to the 2016/17 harvest year, which was concluded during the first quarter of 2016, with a total planted area of 191,647 hectares. Our main products include soybean, corn, wheat, sunflower, and cotton. Other products, such as sorghum and barley, among others, are sown occasionally and represent only a small percentage of total sown land.

The following table sets forth, for the harvest years indicated, the planted hectares for our main products:

	Harvest Year
	2015/2016	2014/2015	2013/2014
Product Area	(In hectares)
Soybeans(l)	88,377	96,476	82,980
Corn(2)	42,657	40,044	51,324
Wheat(3)	32,396	37,020	29,412
Sunflower	9,547	12,314	12,880
Cotton	-	3,160	6,217
Forage(4)	4,788	4,999	3,141
Total	177,765	194,013	185,954

(1) Includes soybean first crop and second crop planted area.

(2) Includes sorghum crop and peanut.

(3) Includes barley crop.

(4) Forage includes corn silage, wheat silage and alfafa used for cow feed in our dairy operation.

The following table sets forth, for the harvest years indicated, the production volumes for our main products

	Harvest Year
	2016/17	2015/2016	2014/2015	2013/2014
Crop Production(1)	(In tons)
Soybeans(2)	-	237,681	285,914	218,608
Corn(2)	7,538	248,269	232,763	318,381
Wheat	115,265	82,167	84,609	77,086
Sunflower(2)	470	15,521	21,762	23,161
Cotton lint(2)	-	-	2,336	6,118
Total(2)	123,273	583,638	627,384	643,354

(1) Does not include 136,797, 102,527, and 89,081 tons of forage produced in the 2015/16, 2014/2015, and 2013/2014, harvest years respectively.

(2) As of the date of this annual report, the harvest of soybean, corn, sunflower and cotton pertaining to the 2016/17 harvest year is ongoing. The only crop which has been fully harvested is wheat.

The following table below sets forth, for the periods indicated, the sales for our main products:

	Year Ended December 31,
	2016	2015	2014
Sales	(In thousands of $)
Soybeans	63,797	75,361	79,515
Corn (l)	48,502	41,924	69,720
Wheat (2)	18,191	16,750	8,849
Sunflower	7,275	12,659	10,016
Cotton	1,434	3,317	9,081
Other crops (3)	2,925	4,730	481
Total	142,124	154,741	177,662

(1) Includes sorghum.

(2) Includes barley.

(3) Includes other crops and farming services.

Soybeans

Soybeans are an annual legume widely grown due to their high content of protein (40%) and oil (20%). They have been grown for over 3,000 years in Asia and, more recently, have been successfully cultivated around the world. The world’s top producers of soybeans currently are the United States, Brazil, Argentina, China and India. Soybeans are one of the few plants that provide a complete protein supply as they contain all eight essential amino acids. About 85% of the world’s soybeans are processed, or “crushed,” annually into soybean meal and oil. Approximately 98% of soybean meal is further processed into animal feed, with the balance used to make soy flour and proteins. Approximately 85% of the oil content of soybeans is consumed as edible oil and the rest is used for industrial products such as fatty acids, soaps and biodiesel. We sell our soybeans mainly to crushing and processing industries, which produce soybean oil and soybean meal used in the food, animal feed and biofuel industries.

We grow soybeans in Argentina, Brazil and Uruguay. In the 2013/2014 harvest year, we planted a total area of 82,980 hectares of soybeans, producing a total of 218,608 tons representing 45% of our total crop planted area that year, and 34% of our total crop production. In the 2014/15 harvest year, we planted a total area of 96,476 hectares of soybeans, producing a total of 285,914 tons representing 51% of our total crop planted area that year, and 46% of our total crop production. In the 2015/16 harvest year, we planted a total area of 88,377 hectares of soybean, producing a total of 237,681 tons representing 51% of our total crop planted area that year, and 41% of our total crop production.

Soybeans comprised, 11%, 11%, and 7% of our total consolidated sales in 2014, 2015, and 2016 respectively

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

We grow corn in Argentina, Brazil and Uruguay. In the 2013/2014 harvest year, we planted a total area of approximately 51,212 hectares of corn, including the second harvest, producing a total of 318,381 tons of corn representing 28% of our total planted area that year, and 49% of our total crop production. In the 2014/2015 harvest year, we planted a total area of approximately 39,099 hectares of corn, including the second harvest, producing a total of 230,386 tons of corn representing 21% of our total planted area that year, and 37% of our total crop production. In the 2015/2016 harvest year, we planted a total area of approximately 42,657 hectares of corn, including the second harvest, producing a total of 248,269 tons of corn representing 25% of our total crop planted area that year, and 43% of our total crop production.

Corn comprised 10% of our consolidated sales in 2014, 6% of our consolidated sales in 2015, and 6% of our consolidated sales in 2016.

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

We grow wheat in Argentina and Uruguay. In the 2014/2015 harvest year we planted a total area of approximately 37,020 hectares of wheat, producing a total of 84,610 tons of wheat. In the 2015/2016 harvest year, we planted a total area of approximately 32,393 hectares of wheat, producing a total of 82,156 tons of wheat. In the current 2016/2017 harvest year, we planted a total area of approximately 37,998 hectares of wheat, producing a total of 102,950 tons of wheat.

Wheat comprised 1% of our total consolidated sales in 2014, 2% of our total consolidated sales in 2015, and 2% of our total consolidated sales in 2016.

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

We grow sunflower in Argentina and Uruguay. In the 2013/2014 harvest year, we planted a total area of approximately 12,880 hectares of sunflower producing a total of 23,161 tons of sunflower representing 7% of our total crop planted area that year, and 4% of our total crop production. In the 2014/2015 harvest year, we planted a total area of approximately 12,314 hectares of sunflower producing a total of 21,762 tons of sunflower representing 7% of our total crop planted area that year, and 3% of our total crop production. In the 2015/2016 harvest year, we planted a total area of approximately 9,547 hectares of sunflower producing a total of 15,521 tons of sunflower representing 6% of our total crop planted area that year, and 3% of our total crop production.

Sunflower comprised 1% of our total consolidated sales in 2014, 2% in 2015, and 1% in 2016.

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

We grow cotton in northern Argentina and in the western part of Bahia, Brazil. In the 2013/2014 harvest year, we planted a total area of approximately 6,217 hectares of cotton producing a total of 6,118 tons of cotton lint, representing 3% of our total planted crop area that year, and 1% of our total crop production. In the 2014/2015 harvest year, we planted a total area of approximately 3,160 hectares of cotton producing a total of 2,344 tons of cotton lint, representing 2% of our total planted crop area that year, and 0.4% of our total crop production. We did not plant any cotton in the 2015/16 harvest year.

Cotton comprised 1% of our total consolidated sales in 2014, 0.5% of our total consolidated sales in 2015 and 0% of our total consolidated sales in 2016.

Forages

In addition to the above mentioned crops, we are engaged in the production of forage in Argentina, including corn silage, wheat silage, soybean silage and alfalfa silage. We use forage as cow feed in our dairy operation. During the 2015/2016 harvest year, we planted 4,718 hectares of forage and produced 136,797 tons of forage.

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

The following table sets forth, for the harvest years indicated, the total number of planted rice hectares we owned and leased as well as the overall rough rice we produced:

	Harvest Year
Rice Product Area & Production	2016/2017	2015/2016	2014/2015	2013/2014
Owned planted area (hectares)	38,028	35,865	32,104	33,231
Leased planted area (hectares)	1,700	1,700	3,224	3,100
Total rice planted (hectares)	39,728	37,565	35,328	36,331
Rough rice production (tons) (1)	-	220,758	180,149	205,489

(1)	As of the date of this annual report, the harvest of rice pertaining to the 2016/2017 harvest year is ongoing.

We grow rice on four farms we own and two farms we lease, all located in Argentina. In the 2014/2015 harvest year, we planted a total area of approximately 35,328 hectares of rice, producing a total of 180,149 tons, representing 16% of our total planted area that year, and 22% of our total farming production. In the 2015/2016 harvest year, we planted a total area of approximately 37,580 hectares of rice, producing a total of 220,758 tons, representing 18% of our total planted area that year, and 27% of our total farming production. In the current 2016/2017 harvest year, we planted a total of 39,728 hectares of rice, which have not been fully harvested as of the date of this report.

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

	Year Ended December 31,
	2016	2015	2014
Processed Rice Production	(In tons)
Rough rice processed — own	206,794	131,861	188,307
Rough rice processed — third party	16,382	38,618	29,084
Total rough rice processed	223,176	170,479	217,391

	Year Ended December 31,
	2016	2015	2014
Processed Rice Sales	(In thousand of $)
Total Sales	96,681	84,668	103,682

Rice comprised 14% of our total consolidated sales in 2014, 13% in 2015 and 11% in 2016.

Rice Seed Production

In our rice seed facility in Argentina, we are involved in the genetic development of new rice varieties adapted to local conditions to increase rice productivity and quality to improve both farm production as well as the manufacturing process. In connection with these efforts, we have entered into agreements with selected research and development institutions such as the National Institute of Agriculture Technology (Instituto Nacional de Tecnología Agropecuaria, or “INTA”) in Argentina, the Latin American Fund for Irrigated Rice (Fondo Latinoamericano para Arroz de Riego, or “FLAR”) and Latin American Rice Hybrids (Híbridos de Arroz para América Latina, or “HIAAL”) in Colombia, the Santa Catarina State Agricultural Research and Rural Extension Agency (Empresa de pesquisa Agropecuária e Extensão Rural de Santa Catarina, or “EPAGRI”) in Brazil and Badische Anilin- und Soda-Fabrik (“Basf”) in Germany. Our own technical team is continuously testing and developing new rice varieties. Our first rice seed variety, Ita Caabo 105, was released to the market in 2008. In 2011 we released our second variety Ita Caabo 110, and at the beginning of 2014 we released our third variety, Ita Caabo 107. We are currently experimenting with a wide range of varieties to continue improving our productivity. These seeds are both used at our farms and sold to rice farmers in Argentina, and eventually in Brazil, Uruguay and Paraguay. We are also developing, alongside Basf, a herbicide-tolerant rice variety to assist in the control of harmful weeds.

Dairy Business

We conduct our dairy operation in our farms located in the Argentine humid pampas region. This region is one of the best places in the world for producing fluid milk at a low cost, due to the availability of grains and forages produced efficiently and at low cost, and favorable weather for cow comfort and productivity. Our dairy operation consists of two free-stall dairy facilities with a total capacity of approximately 6,880 milking cows.

The following table sets forth, for the periods indicated below, the total number of our dairy cows, average daily milk production per cow and our total milk production:

	Year Ended December 31,
Dairy Herd & Production	2016	2015	2014
Total dairy herd (head)	7,618	7,824	7,396
Average milking cows	6,880	6,658	6,440
Average daily production (liters per cow)	36.7	36.3	33.8
Total production (thousands of liters)	92,395	88,556	79,468

	Year Ended December 31
Dairy Sales	2016	2015	2014
	(In thousands of $)
Sales	32,897	32,981	32,968

As of December 31, 2016, 2015 and 2014, we owned a dairy herd of 7,618 7,824, and 7,396 head, respectively, including 6,880, 6,658, and 6,440 milking cows, respectively, with an average production of 36.7, 36.4; and 33.8 liters per cow per day, respectively.

Dairy comprised 5% of our total consolidated sales in 2014and 2015 and 4% in 2016

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

In 2007, we began the construction of an advanced “free-stall” dairy in Argentina, which we believe was the first of its kind in South America, and started operating in March 2008. This new technology allows large- scale milk production at increased efficiency levels. Our free-stall dairy model consists of 3,000 cows confined inside a large barn where they are free to move within the indoor corrals. We feed our cows specific protein rich diets composed of corn grain and silage and milk them three times a day, using a milking mechanism consisting of an 80-cow rotary platform, which milks an average of 500 cows per hour. Having proved the success of our model we built a second free stall diary in 2011 and started operations during August 2012.

Implementation of the free-stall system allows us to position ourselves as a key player in the dairy industry and will boost our agricultural and industrial integration presence in the South American agricultural sector. By eliminating cow grazing, we reduce the amount of land utilized for milk production, which frees up more land for our agricultural and land development activities. Cow productivity (measured in liters of milk produced per day) using the free-stall system increases by over 50% compared to traditional grazing systems. These productivity gains are because the free-stall system significantly improves the conversion rate of animal feed to milk, resulting in an approximate 40% increase in the conversion ratio, or the production of 1.4 liters of milk for each 1 kg of animal feed as compared to the average of 1 liter of milk for each 1 kg of feed associated with the usual grazing model.

This increased productivity and conversion rate are mainly due to improved cow comfort and an enhanced diet quality. We assess cow comfort through the engagement of expert consultants, who recommended designing beds covered with sand. The sand plays a significant role in helping cows to rest comfortably. Additionally, we installed a cooling system to increase cow comfort as well. This system relies on water sprinklers and ventilation fans located all over the facility to create a controlled, cool atmosphere, which improves cow comfort as the Holstein herd is originally adapted to cold regions. Additionally, we manage diet quality by adapting our feeding regime based on the various feeding stages in the lifetime of each cow. The actual feeding is fully mechanized, and we carefully control the harvesting and storage of feed. The control of all productivity variables, such as reproduction, health and operations, supports efficiency gains through standardized processes. Finally, the physical concentration of the animals facilitates efficient overall management of the dairy business.

In terms of the environment, the free-stall model allows for a better effluent treatment, which includes a sand-manure separator stage, a decantation pool and an anaerobic lagoon. All these processes help to decrease the organic matter content of the effluent and deliver a cleaner output. The final treated effluent is used to fert-irrigate crops adjacent to the dairy operation. Accordingly, we transform dairy waste into a high value-added by-product, which reduces fertilizer usage. During the end of 2016, we began the construction of a bio-digester in our free-stall operation. This plant will capture methane gas from manure to co-generate electricity. This project will allow us to improve our manure treatment process and reduce CO2 emissions, and co-generate sufficient electricity to power our dairy operations and supply approximately 9,145 MWh of excess electricity to the local power grid. We received a grant from Sustainable Energy and Climate Change Initiative from the Inter-American Development Bank (SECCI) in order to carry out the pre-feasibility assessment. We have also received a grant from the “Agencia Nacional de Promoción Científica y Tecnologica”, an agency which promotes technological innovation, to partially fund the investment. In July 2016, we participated of Argentina’s “RenovAr” renewable energy auction and entered into a 20-year contract to supply up to 9,145 MWh per year at an average price of USD 158.92 per MWh.

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

In September 2013, Marfrig Argentina S.A. notified us of their intention to early terminate in the fourth quarter of 2013 the lease agreements of the approximately 63,000 hectares of grazing land subject to the 10-year lease agreement. The termination of the lease agreement was effective in the fourth quarter of 2013. We commenced an arbitration proceeding against Marfrig Argentina and Marfrig Alimentos in 2014 claiming unpaid invoices and indemnification for early termination for US$ 23,000,000. See “Item8. Financial Information – Legal and Administrative Proceedings”.

We currently own 60,713 hectares of cattle grazing land located mainly in the Argentine provinces of Corrientes, Santa Fe and Buenos Aires. In 2016 we entered into lease agreements with third party cattle farmers for a total area of 27,216 hectares.

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

Set forth below is our storage capacity as of December 31, 2016:

Storage Capacity	Nominal
Crops (tons)	28,806
Rice (tons)	116,854

In addition, we use silo bags to increase our storage capacity at low cost. Silo bags are an efficient low-cost method for grain storage. As crops are harvested, they are placed inside large polyethylene bags that can be left in the fields for approximately 12 months without damaging the grain. Each silo bag can hold up to 180 to 200 tons of product, depending on the type of grain. During the 2015/2016 harvest year, we stored approximately 27% of our grain production through silo bags.

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

Set forth below is our drying capacity as of December 31, 2016:

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

Soybeans: Our soybean crop is sold to local companies and is ultimately exported or diverted to the crushing industry. Approximately 56% of the soybean crop was hedged pre-harvest, by forward sales and sales in the futures markets. Harvest and post-harvest sales are a function of the export market versus local premiums paid by crushers (oil, meal and biodiesel) and logistics considerations. Our five largest customers comprised approximately 63% of our sales in the year ended December 31, 2016. In Argentina, the applicable export tax rate on soybeans is 30%. There are no export taxes in Brasil and Uruguay.

During 2016 we sold more than 39,000 tons (approximately 16% of our production) certified by the Round Table on Responsible Soybean (“RTRS”), capturing premiums over market value. RTRS is a civil organization that promotes responsible production, processing, and trading of soy on a global level. During 2012 and 2013 we also certified our silo plant in Argentina under 2BSvs (Biomass, Biofuels Sustainability Voluntary Scheme), based on sustentability criteria of the European Directive 2009/28/EC.

Corn: Approximately 85% of our total production is exported, of which 26% are FOB sales, with the remainder destined for domestic use in the poultry and food industry, and in our dairy operations. All of our Brazilian production is sold domestically for regional consumption. Approximately 40% of the corn crop was hedged pre-harvest. Approximately 3% of our corn production was destined for special products such as corn seed and popcorn. Our four largest customers comprised approximately 50% of our sales in the year ended December 31, 2015.

Wheat: Approximately % of our production is destined for local market and 60% is exported. Quality segregation allows us to negotiate premiums with the millers and export market. Brazil is the main importer of Argentine wheat. Our four largest customers comprised approximately 62% of our sales in the year ended December 31, 2016.

Sunflower: Our sunflower production from Argentina is sold to local companies. Sales are made pursuant by production agreements of sunflower for confectionary, high oil content sunflower and seed. Our three largest customers comprised 93% of our sales in the year ended December 31, 2016.

Rice: Rough rice is available for sale commencing after the harvest of each year. White rice availability is based on our milling capacity. 67% of our total rice production is sold into the export market, with the remainder sold in Argentina in the retail market. We export approximately 21% of our exported volume to the Middle East, 73% to other Latin American countries, and the remainder is exported to Africa. .. We sell approximately 33% of our rice in the Argentine retail market through two brands we own that have a 15.9% market share. Local rice prices are driven by regional supply demand and exchange rate in Brazil. Our five largest customers for rice comprised approximately 67% of our sales in the year ended December 31, 2016.

Dairy: During most of 2016, we sold our entire fluid milk production to four dairy producers. These companies manufacture a range of consumer products sold in Argentina and abroad. We negotiate the price of fluid milk on a monthly basis in accordance with domestic supply and demand with these companies. The price of the milk we sell is mainly based on the percentage of fat and protein that it contains and the temperature at which it is cooled. The price we obtain for our milk also rises or falls based on the content of bacteria and somatic cells.

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

As of December 31, 2016, our sugarcane plantations consisted of 134,591 hectares of sugarcane planted in the center-south region of Brazil. Approximately 93% of our sugarcane is planted over land leased through agricultural partnerships. Under these agreements, our partners lease land to us for periods of between one and two sugarcane cycles, equivalent to periods of between 10 to 12 years, on which we cultivate the sugarcane. Lease payments are based on the market value of the sugarcane set forth by the regulations of the State of Sao Paulo Sugarcane, Sugar and Alcohol Growers Counsel (Conselho dos Produtores de Cana-de-Açúcar, Açúcar e Álcool do Estado de Sao Paulo, or “Consecana”). We planted and harvested approximately 91% of the total sugarcane we milled during 2016, with the remaining 9% purchased directly from third parties at prices also determined by the Consecana system, based on the sucrose content of the cane and the prices of sugar and ethanol. The following table sets forth a breakdown during the time periods indicated of the amount of sugarcane we milled that was grown on our owned and leased land or purchased from third parties:

	Year Ended December 31,
	2016	2015	2014
Grown on our owned and leased land (tons)	10,164,671	7,396,926	6,418,274
Purchased from third parties (tons)	949,837	938,521	814,554
Total (tons)	11,114,508	8,335,447	7,232,828

Sugarcane Harvesting Cycle

The annual sugarcane harvesting period in the center-south region of Brazil begins in April and ends in November/December of each year. In Mato Grosso do Sul, where our cluster is located, the weather pattern is less seasonal than in Sao Paulo. Our wet season is dryer and our dry season is more humid than traditional sugarcane regions. As a consequence of this weather pattern, the sugar content (TRS) gap between the beginning and the end of the year compared to the peak of the harvest is much smaller than in Sao Paulo. This allows us to grow and harvest sugarcane year round with a minimal impact on sugar content (TRS).

Since the beginning of the 2016/17 harvest year we implemented a “non-stop” or “continuous harvest”strategy. “Non-stop” or “continuous harvest” refers to a continuous operation where we harvest and crush sugarcane year-round, without stopping during the traditional off-season. This new strategy will allow us to increase annual sugarcane milling and sugar, ethanol and energy production by approximately 10%. Another benefit of the system is that we will be producing ethanol in the off-season, when market prices usually are higher than prices at harvest. In addition, cogeneration efficiency is related to harvested volumes and unrelated to TRS, enabling us to utilize our cogeneration potential during the whole year. Considering that approximately 85% of total costs are fixed, this model will result not only in higher revenues but also in the dilution of our fixed costs.

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

We believe we own one of the most mechanized harvesting operations in Brazil. Our sugarcane harvesting process is currently 98% mechanized (100% at Angélica and Ivinhema mills and 84% at UMA mill) and the remaining 2% is harvested manually. Mechanized harvesting does not require burning prior to harvesting, significantly reducing environmental impact when compared to manual harvesting. In addition, the leaves that remain on the fields after the sugarcane has been harvested mechanically create a protective cover for the soil, reducing evaporation and protecting it from sunlight and erosion. This protective cover of leaves decomposes into organic material over time, which increases the fertility of the soil. Mechanized harvesting is more time efficient and has lower costs when compared to manual harvesting. Sugarcane is ready for harvesting when the crop’s sucrose content is at its highest level. Sucrose content and sugarcane yield (tons of cane per hectare) are important measures of productivity for our harvesting operations. Geographical factors, such as soil quality, topography and climate, as well as agricultural techniques that we implement, affect our productivity. Since most sugar mills produce both sugar and ethanol in variable mixes, the industry has adopted a conversion index for measuring sugar and ethanol production capacity, the Total Recoverable Sugar (“TRS”) index, which measures the amount of kilograms of sugar per ton of sugarcane.

During the 2016 harvest, our mills harvested sugarcane with an average TRS content of 127 kg/ton and an average yield of 98.0 tons of sugarcane per hectare.

Once the sugarcane is harvested, it is transported to our mills for inspection and weighing. We utilize our own trucks and trailers for transportation purposes. The average transportation distance from the sugarcane fields to the mills is approximately 28 kilometers at UMA and 33 kilometers at Angélica and Ivinhema.

Our Mills

We currently own three sugar mills in Brazil, UMA, Angélica and Ivinhema. Our mills produce sugar, ethanol and energy, and have the flexibility to adjust the production mix between sugar and ethanol, to take advantage of more favorable market demand and prices at given points in time. As of December 31, 2016, our sugar mills had a total installed crushing capacity of 11.2 million tons of sugarcane, of which 10.0 million tons correspond to our sugarcane cluster in Mato Grosso do Sul, Brazil. As of December 31, 2016, we concluded the 2016 harvest crushing an aggregate volume of 11.1 million tons of sugarcane.

The Usina Monte Alegre mill (“UMA”) is located in the state of Minas Gerais, Brazil, and has a sugarcane crushing capacity of 1.2 million tons per year, full cogeneration capacity and an associated sugar brand with strong presence in the regional retail market (Açúcar Monte Alegre). We plant and harvest 99.5% of the sugarcane milled at UMA, with the remaining 0.5% acquired from third parties. On December 31, 2016, UMA concluded its harvest operations for the 2016 season, crushing 1.1 million tons of sugarcane.

Angélica is an advanced mill, which we built in the state of Mato Grosso do Sul, Brazil, with a total sugarcane crushing capacity of 4.8 million tons per year. Angélica was completed in 2010 and is equipped with two modern high pressure boilers and three turbo-generators with the capacity to use all the sugarcane bagasse by-product to generate approximately 96 MW of electricity that is used to power the mill with an excess of 65MW available for sale to the power grid. Angélica has the flexibility to vary the product slate between 60% to 40% for either product.

During mid 2011, we started the construction of our third mill, Ivinhema, located in the state of Mato Grosso do Sul, approximately 45 kilometers south of our existing Angelica mill, in order to complete our planned sugarcane cluster in that region. The construction of the first phase of the Ivinhema mill was completed during the beginning of 2013 reaching 2.0 million tons of sugarcane crushing capacity, and milling operations commenced on April 25, 2013. During early 2014, we began the construction of the second phase of the Ivinhema, adding 3.0 million tons of additional nominal crushing capacity. The investment consisted of expanding the milling equipment, building a new fluidized bed boiler, two new electrical generators and expanding the sugar factory and ethanol distillery, as well as expanding the sugarcane plantation and agricultural machinery.The construction was completed during mid 2015. Ivinhema now has a total milling capacity of 5.3 million tons per year. The mill is equipped with state-of-the-art technology including full cogeneration capacity, flexibility to produce sugar and ethanol and fully mechanized agricultural operations. Ivinhema has capacity to produce up to 330,000 tons of sugar, 264,000 cubic meters of ethanol and 360,000 MWh of energy sales to the grid.

During March 2017 we commenced an expansion project to increase the crushing capacity of our cluster in Mato Grosso do Sul by 30% or 3.0 million tons, from 10.0 million tons to 13.0 million tons. The project will be implemented over the next five years and will be executed in two phases. Phase 1 consists of expanding Angelica’s crushing capacity by 0.9 million tons throughout 2017 and 2018. We will expand crushing capacity by 150 tons/hour by installing larger mill rollers in the first mill, and expanding the sugar centrifugation and ethanol filtration processes. Crushing will grow gradually and reach full capacity by 2019. Phase 2 will consist of expanding Ivinhema’s capacity by 2.1 million tons (400 tons/hour), between 2018 and 2022. This will be achieved by installing a new mill (#6) expanding the sugarcane reception, juice treatment and sugar factory. Crushing will grow gradually and reach full capacity in 2023. Total estimated capital expenditure is $166 million (52 USD/ton), of which 20% consists of industrial machinery and equipment, 15% of agricultural equipment (harvesters, tractors, trucks) and 65% of sugarcane planting (51,000 hectares) to supply the new nominal capacity. 55% of the capex will be deployed during 2017-2019, and 45% during 2020-2022.

We plant and harvest 91% of the sugarcane milled at our cluster, with the remaining 9% acquired from third parties. On December 31, 2016, our sugarcane cluster concluded its harvest operations for the 2016 season, crushing 10.0 million tons of sugarcane.

Our Main Products

The following table sets forth a breakdown of our production volumes by product for the years indicated:

	Year Ended December 31,
	2016	2015	2014

Sugar (tons)	701,060	464,929	413,687
Ethanol (cubic meters)	422, 395	361,001	299,810
Energy (MWh exported)	751,037	553,090	445,705

The following table sets forth our sales for each of the sugarcane by-products we produce for the years indicated:

	Year Ended December 31,
	2016	2015	2014
	(In thousands of $)
Sugar	330,895	177,801	174,459
Ethanol	211,451	176,150	165,870
Energy	53,995	46,671	66,800
Other	351	-	-
Total	596,692	400,622	407,129

Sugar

As of December 31, 2016 our sugar production capacity was approximately 3,500 tons per day which, in a normal year of 6,819 hours of milling, results in an annual sugar maximum production capacity of over 994,408 tons of sugar. The increased capacity is the result of enhanced operational efficiencies and the completion of the second phase of the Ivinhema mill. In 2016, we produced 701,060 tons of sugar, compared to 464,929 tons of sugar in 2015 and 413,687 tons of sugar in 2014.

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

Sugar sales comprised 22% of our total consolidated sales in 2014, 26% of our total consolidated sales in 2015 and 38% of our total consolidated sales in 2016.

Ethanol

As of December 2016, our ethanol production capacity was approximately 2,900 cubic meters per day which, in a normal year of 6,819 hours of milling, results in maximum annual production capacity of over 823,938 cubic meters of ethanol. The increased capacity is the result of enhanced operational efficiencies and the completion of the second phase of the Ivinhema mill. In 2014 we produced 299,810 cubic meters of ethanol, compared to 361,001 cubic meters in 2015 and 445,395 cubic meters in 2016.

We produce and sell two different types of ethanol: hydrous ethanol and anhydrous ethanol (as further described in “—Production Process—Ethanol”). Ethanol sales comprised 23% of our total consolidated sales in 2014, 26% of our total consolidated sales in 2015 and 22% of our total consolidated sales in 2016.

Cogeneration

We generate electricity from sugarcane bagasse (the fiber portion of sugarcane that remains after the extraction of sugarcane juice) in our three mills located in Brazil. As of December 31, 2016, total installed cogeneration capacity reached 232MW, of which 162MW are available for resale to third parties after supplying our mills’ energy requirements. The ability to generate electricity from the by-product of the sugarcane crushing process on a large enough scale to fully power a mill with excess electricity being available is referred to as having full cogeneration capacity. Our three mills are duly licensed by the Agência Nacional de Energia Elétrica (“ANEEL”) to generate and sell electricity. During the year ended December 31, 2016 , 2015 and 2014 we sold 1,028,323 MWh, 607,532 MWh and 445,705 MWh to the local electricity market, comprising 5%, 13%, 8% of our consolidated sales respectively.

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

As of December 2016, our total installed cogeneration capacity at our cluster and UMA mill was 216MW and 16MW respectively, of which 150MW and 12MW are available to sell to the market.

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

Marketing, Sales and Distribution

Sugar: We sell sugar both in the domestic and the international markets at prices that depend on our price parity calculation, which considers each market’s price and the associated costs. Prices for the sugar we sell in Brazil are set, using an index calculated by the Agriculture College of the University of São Paulo (Escola Superior de Agricultura Luiz de Queiroz, or “ESALQ”), with a premium in the state of Minas Gerais due to the use of our regional brand, “Monte Alegre,” the market leader in the southern part of that state. Prices for the sugar we export are set in accordance with international market prices. International prices for raw sugar are established in accordance with the NY11 futures contracts. Our largest six customers for sugar comprised approximately 95% of our sales in the period ended December 31, 2016.

Ethanol: Almost all of our ethanol sales are in the domestic Brazilian market given the increasing demand generated from the increase in flex-fuel vehicles in Brazil and better ethanol parity at the gas stations. Around 37% of our ethanol sales are made through formal agreements. The remaining volumes are sold through daily sale orders through specialized brokerage firms that act in the ethanol domestic market, whose role is to intermediate the sale of ethanol between the ethanol producers and the domestic ethanol distribution companies, the prices for these transactions are set using the ESALQ and the futures and commodity exchange of the BM&FBOVESPA indices for ethanol as a reference. Our largest eight customers by volume comprised approximately 74% of our sales in the period ended December 31, 2016.

Cogeneration: We also sell electricity co-generated at our sugar and ethanol mills to local electricity commercialization companies and directly to the spot market. Sales are made in the spot market with brokers, through government auctions, to distributors and through long-term contracts. Our largest four customers comprised 72% of our sales revenues in the period ended December 31, 2016.

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

(iii) Ongoing transformation of croppable land: The application of efficient and sustainable crop production technologies and best practices such as “no-till”, crop rotations, integrated pest and weed management and balanced fertilization, among others, incrementally increases soil quality and land productivity over time, maximizing return on invested capital and increasing the land value of our properties. Our entire farmland portfolio is constantly undergoing this phase of land transformation. During the 2015/2016 harvest year, we operated 131,363 hectares of own developed farmland which were enhanced by the use of best productive practices and technology.

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

Our land transformation segment seeks not only to profit from crop and rice cultivation, but also from the opportunistic disposition of successfully transformed farmland. We strategically sell farms that have reached productive maturity with marginal potential for further productivity increases (years three to seven after commencing the land transformation process) to realize and monetize the capital gains arising from the land transformation process. Land transformation proceeds are in turn reinvested in the purchase of strategic farmland with potential for transformation and appreciation. The rotation of our land portfolio allows us to allocate capital efficiently. Since 2006 we have had a solid track record of selling farmland and achieving profitable returns. During the last eleven years, we have sold 20 farms, generating capital gains of approximately $205 million.

These capital gains are generated by three main factors:

(i) the acquisition of land at opportunistic prices below the market value or fair value of the land;

(ii) the land transformation and ongoing land transformation process described above enhances the productivity and profitability of land, ultimately increasing the value of the land; and

(iii) general market appreciation of land driven by increase in commodity prices and supply and demand dynamics in the land market. In this regard, during the last 30 years, since 1977, farmland prices in Argentina’s core production region have increased an average of 8.1% per year according to data published by Margenes Agropecuarios. The value of the farms we sold between 2006 and 2015 as well as our overall land portfolio, has been positively impacted by this external factor.

We believe we are one of the most active players in the land business in South America. Since our inception in 2002, we have executed transactions for the purchase and sale of land for over $688 million. Our business development team is responsible for analyzing, selecting, acquiring and selling land. The team has gained extensive expertise in evaluating and acquiring farmland throughout South America, and has a solid understanding of the productivity potential of each region and of the potential for land transformation and appreciation. Since 2002, the team has analyzed over 11 million hectares of farmland with a total value of approximately $16 billion. We have developed a methodology to analyze investment opportunities, taking into account price, transformation potential, productive model, financial projections, and investment requirements, among others. Our analysis also employs advanced information technology, including the use of satellite images, rain and temperature records, soil analyses, and topography and drainage maps. From time to time, we may leverage our favorable position in and knowledge of the land market to engage in opportunistic buying and selling transactions.

The following table sets forth our acquisitions and divestitures since our inception:

	Acquisition	Divestitures	Total Land Holdings
Year Ended December 31,	(In hectares)
2002	74,898	—	74,898
2003	—	—	74,898
2004	34,659	—	109,557
2005	22,262	—	131,819
2006	5,759	3,507	134,071
2007	113,197	8,714	239,274
2008	43,783	4,857	278,200
2009	—	5,005	273,195
2010	14,755	5,086	282,864
2011	12,992	2,439	293,417
2012	—	9,475	283,942
2013	—	14,176	269,838
2014	—	12,887	257,036
2015	—	10,905	246,139
2016	—	—	246,139

Our Farms

Appraisal of Farms. In September 2016, in order to assess the market value of rural properties in Brazil, Argentina and Uruguay, we requested an appraisal by Cushman & Wakefield Argentina S.A., independent real estate valuation firm knowledgeable about the agriculture industry and the local real estate market. As part of these appraisals, the value of each of our properties was determined using the sales comparison approach taking into account current offerings and prices buyers had recently paid for comparable sites, adjusted for the differences between comparable properties and the subject property to arrive at an estimate of the value. The major elements of comparison used to value the properties included the property rights conveyed, the financial terms incorporated into the transaction, the conditions or motivations surrounding the sale, changes in market conditions since the sale, the location of the real estate and the physical characteristics of the property.

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

Cushman & Wakefield has informed us their assessment of the market value of our farmland as of September 30, 2016. According to Cushman & Wakefield, the market value of our farmland totaled $936.1 million, out of which $809.8 million correspond to the market value of our farmland in Argentina and Uruguay, and the remaining $126.3 million correspond to the market value of our farmland in Brazil. Net of non-controlling interests in certain Argentine farms, the market value of our farmland totaled $760.2 million. These valuations are only intended to provide an indicative approximation of the market value of our farmland property as of September 30, 2016 based on then current market conditions. This information is subject to change based on many variables and market conditions.

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

(2) On December 2015, we completed the sale of a 49% interest in Global Acamante S.L.U, Global Calidon S.L.U, Global Carelio S.L.U, and Global Mirabilis S.L.U, whose main underlying assets are El Orden and La Carolina

A substantial portion of our assets consists of rural real estate. The agricultural real estate market in Brazil, Argentina and Uruguay is particularly characterized by volatility and illiquidity. As a result, we may experience difficulties in immediately adjusting our portfolio of rural properties in response to any alterations in the economic or business environments. The volatility of the local market could affect our ability to sell and receive the proceeds from such sales, which could give rise to a material adverse effect on our business, results of operations and financial condition. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industries—A substantial portion of our assets is farmland that is highly illiquid.”

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

Property, Plant and Equipment

In addition to our farmland, we also own the following principal industrial facilities:

Facility	Province, Country	Relevant Operational Data	Current Use
“Christophersen”	Santa Fe, Argentina	18,700 tons of storage capacity. 2,400 tons per day of drying Capacity	Seedbed and stockpiling plant (1)

“Semillero Itá Caabó”	Corrientes, Argentina		Rice genetic improvement program

“Molino Ala — Mercedes”	Corrientes, Argentina	Installed capacity of 4,682 tons of white rice monthly, and husk rice drying capacity of 2,400 tons per day	Rice processing and drying plant

“Molino Ala — San Salvador”	Entre Ríos, Argentina	Installed capacity of 5,208 tons of white rice monthly, and husk rice drying capacity of 1,100 tons per day	Rice processing and drying plant

Molino Franck	Santa Fe, Argentina	Processing capacity of 5,617 tons of white rice monthly, and husk rice drying capacity of 1,600 tons per day	Rice processing and drying plant

“Angélica Agroenergía”	Mato Grosso do Sul, Brazil	Installed milling capacity of 4.7 million tons of sugarcane annually, 330,000 tons of VHP sugar and over 264,000 cubic meters of ethanol, and over 260,000 MWh	Sugar and ethanol mill producing hydrated ethanol, anhydrous ethanol and VHP sugar. Sells energy to local network

“Ivinhema Agroenergía”	Mato Grosso do Sul, Brazil	Installed milling capacity of 5.3 million tons of sugarcane annually, 330,000 tons of VHP sugar, 330,000 cubic meters of ethanol, and over 360,000 MWh	Sugar and ethanol mill producing hydrated ethanol and VHP sugar. Sells energy to local network

“Usina Monte Alegre”	Minas Gerais, Brazil	Present milling capacity of 1.2 million tons of sugarcane annually, 130,000 tons of VHP and white sugar and over 52,000 cubic meters of ethanol and 54,000 MWh	Sugar mill producing VHP and white sugar and hydrated ethanol. Sells energy to local network

(1)	Classification of wheat and soybean seeds.

For additional information regarding our property, plant and equipment, see Note 6 of the Consolidated Financial Statements.

Customers

We sell manufactured and agricultural products to a large base of customers. The type and class of customers may differ depending on our business segments. For the year ended December 31, 2016 more than 60% of our sales of crops were sold to 13 well-known customers (both multinational or local) with good credit history. Of these customers, our biggest three customers represented almost 24% of our sales and the remaining ten represented approximately 36% of our net sales in the course of that year.

In the Sugar, Ethanol and Energy segment, sales of ethanol were concentrated in 8 customers, which represented 74% of total sales of ethanol for the year ended December 31, 2016. Approximately 95% of our sales of sugar were concentrated in 4 well-known traders for the year ended December 31, 2016. The remaining 10%, which mainly relates to “crystal sugar”, were dispersed among several customers. In 2016, energy sales are 72% concentrated in 4 major customers.

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

The majority of farming producers in developed countries can rely on specific protectionist policies and subsidies from their governments in order to maintain their position in the market. In general, we have been able to obtain discounts for the acquisition of supplies and excess prices for our production in the farming sector. In this sector, we view SLC Agrícola S.A., BrasilAgro — Companhia Brasileira de Propriedades Agrícolas, Sollus Agrícola, Radar Propriedades Agrícolas, Cresud SACIF y A, MSU S.A. and Los Grobo Agropecuaria, among others, as our competitors. We also compete in Argentina with retailers of agricultural products, including other branded rice products, such as Molinos Río de la Plata S.A., Dos Hermanos S.H., Sagemüller S.A. and Cooperativa Arroceros Villa Elisa Ltda.

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

Supplies and Suppliers

Our principal supplies for our farming business are seeds, fertilizers, pesticides and fuel, which represented for the year ended December 31, 2016, 14%, 13%, 22% and 11%, respectively, of our total direct expenditures (including leasing costs).Further, these supplies represented 50% of our total production costs for 2016. As we use direct sowing in 99% of our planted area, without requiring soil preparation, fuel represents only 9% of the total cost of production for 2016.

Our principal supplies for our sugar, ethanol and energy business are diesel, lubricants and fertilizers, which collectively represented 19% of our total expenditures incurred in the sugar, ethanol and energy business for 2016. Further, these supplies represented 31% of our total production cost for 2016. We have an extensive network of suppliers for each of our business segments and for each required input within each segment, resulting in lower reliance on any particular supplier. Our ten largest suppliers account for 31% of our total expenditures for supplies in 2016. While we value the relationships we have developed with each of our suppliers given the quality we have come to expect, we do not consider any single supplier to be key to our production.

We have been able to obtain lower prices particularly due to the volume that derives from our large-scale operations.

Seasonality

Our business activities are inherently seasonal. We generally harvest and sell our grains (corn, soybean, rice and sunflower) between February and August, with the exception of wheat, which is harvested from December to January. Cotton is a unique in that while it is typically harvested from June to August, it requires processing which takes about two to three months to complete. Sales in our dairy business segment tend to be more stable. However, milk production is generally higher during the fourth quarter, when the weather is more suitable for production. Although our cluster is currently operating under a “non-stop” or “continuous” harvest and without stopping during traditional off-season, the rest of the sector in Brazil is still primarily operating with large off-season periods from December/January to March/April. The result of large off-season periods is fluctuations in our sugar and ethanol sales and in our inventories, usually peaking in December to take advantage of higher prices during the traditional off-season period (i.e., January through April). As a result of the above factors, there may be significant variations in our financial results from one quarter to another. In addition our quarterly results may vary as a result of the effects of fluctuations in commodities prices, production yields and costs on the determination of changes in fair value of biological assets and agricultural produce. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies and Estimates—Biological Assets and Agricultural Produce.”

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

We are also adopting Operational Protocols and Procedures in our industrial facilities to improve control of processing variables. In the case of our rice mills, we have certified Good Manufacturing Practices, and in some cases, HACCP (Hazard Analysis and Critical Control Points) standard.

When market conditions provide pricepremiums for certified grains or oilseeds, we evaluate the feasibility of implementing specific certifications. Some examples of this are RTRS (Round Table on Responsible Soybeans) and EPA (Environmental Protection Agency, US) certifications for Sustainable Soybeans in Argentina. In Brazil, we are certifying sugar-based products for EPA and Bonsucro certifications.

Contractors

Contractors play a significant role in our farming business model. We seek to outsource most of the typical farmwork, such as planting, spraying and harvesting. Outsourcing allows us to reduce our investments in heavy machinery and equipments such as tractors or harvesters, enhancing the efficient allocation of our capital in our core productive activities.

The contractor model in the Argentine humid pampas region has existed for over fifty years and has developed into a highly competitive market. Contractors have gained extensive expertise and skill in the management of agricultural machinery and have access to modern advanced technology. We seek to develop win-win relationships with our contractors by considering them as part of our production team and providing constant technical training and support through our GTA (as defined below) activities. We strive to have a number of contractors associated with each farm to generate competition and allow benchmarking to enhance operational efficiency and ensure high-quality service.

In regions where this model is not fully developed, we use a mixed system where we hire the most experienced contractors in the region and we also operate our own machinery. We promote the development of new contractors by providing training and selling them our used machinery. We also promote the movement of selected contractors from developed regions into new marginal regions by offering them an opportunity to grow their businesses. In other regions where there is no established contractor system or there is specific farmwork (rice land leveling for instance), we own majority of the machinery. In our Sugar, Ethanol and Energy business, we own or lease and operate all the agricultural equipment and machinery needed for sugarcane planting and harvesting operations. Our main goal is to achieve high-quality farmworks, both when selecting any contractor and when using our own machinery. In Brazil we partially employ the contractor model only for specific tasks such as grain harvesting, land leveling, and aerial spraying among others.

Adecoagro Technical Group (Grupo Tecnico Adecoagro “GTA”)

The GTA is an internal group formed by agronomists, farm managers, external advisors, contractors, trainees and suppliers, whose main goal is to excel in production management by providing constant technical education and analysis regarding production technologies. Although the GTA is focused on developing such knowledge under common criteria for the whole company, it also considers different production systems, such as crops, rice and dairy in Argentina and Uruguay, crops in western Bahia, Brazil and sugarcane in Minas Gerais and Mato Grosso do Sul, Brazil. In order to achieve their goals, the group meets every 20 days to analyze and discuss technical aspects of the farming production processes.

The GTA participates in the design of the most efficient and productive land use strategies, the definition of the optimal crop production mix for each farm and region, and supervises and evaluates the implementation of the most profitable and sustainable technologies to be adapted and applied in each region. Additionally, the GTA promotes specific external training courses, facilitates participation in external technical groups, organizes technical farm tours, offers support in establishing the crop planting plan and delivers a full-season analysis for each crop annually. This analysis is essential in order to allow technical improvements to be implemented for the following crop season.

Since the GTA is involved in different regions, it plays a relevant role in spreading best practices among productive regions, including “no-till” in lesser-developed areas. In order to evaluate and adapt the proper technologies locally, a vast network of test plots in agrochemicals, seeds, and farm-works are being carried out under specific technical guidelines. Such development is performed to make the necessary technological adjustments in respect of fertilizer levels, choice of the best product varieties for each crop, determination of the best planting periods and improvement in crop management and agricultural mechanization, resulting in higher yields coupled with reduced costs.

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

Technology and Best Practices

We have consistently used innovative production techniques to ensure that we are at the forefront of technological improvements and standards in our industry. For example, we use the “no-till” technology and “crop rotation” to improve our crop yields. We also practice the use of “second harvests” or double cropping where conditions permit, allowing us to plant and harvest a second crop from the same farmland in the same harvest year. Our crop production model is based on balanced fertilization, integrated pest and weed management and crop intensification. We use the innovative silo bag storage method in our rice and crop businesses allowing us to time the entry of our rice production into the market at optimal price points. Additionally, we believe we were the first company in South America to implement the innovative “free-stall” infrastructure in dairy operations resulting in increased fluid milk production compared to our peers. The free-stall method is a model that provides for better control over production variables by confining dairy cows into large barns. Those barns are equipped with state-of-the-art technology to enhance cow-comfort conditions, such as sand beds, water-spray cooling system and fans. In addition, installations are equipped with indoor corrals and a mechanical advanced milking system on a rotary platform, allowing us to utilize production efficiencies and thereby increase milk production volumes while maximizing our land use and resulting in significantly higher conversion rates of animal feed into milk.

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

Crop Rotation

Crop rotation is the practice of growing a series of dissimilar types of crops in the same area in sequential seasons. Crop rotation allows us to better control the buildup of harmful weeds and reduces the incidence of plagues and diseases that often occur when the same commodity is continuously cropped. Crop rotation also allows us to balance the fertility demands of various crops to avoid the excessive depletion of soil nutrients, contributing to a more efficient use of fertilizers and a sustainable use of herbicides and pesticides. Crop rotation results in increased yields and reduced production costs, providing a high rate of return. Our crop rotation model is tailored to each of our farming regions based on climatic and soil conditions. For example, in Argentina’s Humid Pampas, our three-year crop rotation cycle involves the planting of a wheat crop followed by a soybean double-crop in the first year, a corn crop in the second year, and a soybean crop in the third year. In Brazil, we pursue a crop rotation that includes corn, soybeans and cotton.

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

Water management

Since crops need sufficient water to achieve their potential yields, we are engaged in techniques aimed to increase the efficiency of water usage and at the same time decrease soil erosion risks. In that regard, “no-till” presents strong advantages since it improves rainfall infiltration and increases the soil’s water storage capacity. In areas that may be subject to excess water, we are developing terraces, soil leveling and other techniques intended to decrease runoff and erosion risks. In some of the jurisdictions in which we operate, the use of water for irrigation requires obtaining special permits. For certain irrigated crops such as rice, we focus on the design and operation of rainwater harvesting, collecting water from rain in semi-natural reservoirs destined for future irrigation. In addition, we have developed a water recycle system for each farm where excess of water (derived from drainage and rainfalls) can be reused, instead of being drained out of the farm. Channels to conduct the water and drain the fields are developed by experts in order to deliver water in the most efficient manner. We are also developing the zero grade level system in some of our rice farms to increase productivity and reduce production costs. This technique involves a precise leveling of the land based on GPS and Laser technology. When fields are accurately leveled, water irrigation requirements are reduced, thus lowering the cost of labor and energy. Efficient management of irrigation results in a positive impact on yields. Additionally, as the fields can be larger, there are some operational benefits that can be achieved by reducing machinery working times. Other crops such corn seed and, sunflower seed are irrigated by highly efficient pivot spraying systems. This type of irrigation system allows us to distribute water uniformly throughout the field, improving the use of water in terms of total millimeters per year. We conduct soil moisture sampling to define the best moment and amount of water to be used for irrigation in each plot.

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

Information Technology

We employ the World Class ERP Oracle eBusiness Suite to standardize and integrate our processes throughout the company and improve controls and information accuracy and consolidation. The Oracle eBusiness Suite allows us to fulfill our local accounting and fiscal needs while facilitating operational coordination across our geographic areas and lines of business, reducing our operational costs and minimizing duplication of administrative efforts. It also provides our management with consolidated results in a timely manner. In addition, our integrated security plan includes an offsite safeguarded system that guarantees business continuity.

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

In Brazil, one of our main environmental focuses is compliance with the applicable provisions of the Brazilian Forestry Code (Código Forestal). Accordingly, we analyze and identify all natural areas inside our own farms and inside leased areas, and make a development plan that defines actions for their preservation. Some examples of these activities are the reforestation of Permanent Preservation Areas (Áreas de Preservación Permanente) and Legal Reserve Areas (Áreas de Reserva Legal), for which we are producing seedlings of more than 70 native species to reforest those areas. We are strongly committed to the preservation of forests, and we only develop areas for farming if they were previously used for agricultural purposes or for pasture. We do not operate in forests, wetlands or areas with high biodiversity value.We concern ourselves with the protection of riverbanks and surrounding areas of streams and springs, as they are important for soil conservation and as refuges for native fauna. In that regard, we are implementing periodic monitoring of wildlife and native flora as well. We have a partnership with The Nature Conservancy (“TNC”), an international environmental non-governmental organization, to organize the environmental preservation of areas of ecological importance by acquiring such areas to replace reserve areas on our own land and land we lease, through a reserve compensation scheme developed by TNC and adopted by the regional environmental authorities. This program will allow us to protect larger blocks of critical ecosystems instead of having smaller reserve areas in each farm, while allowing us to use areas in our farms that were previously developed and would have lesser environmental value as reserve areas.

We are also developing bio-gas production from manure in our free-stall dairy operation in Argentina as another emissions reduction program. This project contemplates the capture of methane gas from adequately managed manure of dairy cows, which will be used to co-generate electricity. We received a grant from Sustainable Energy and Climate Change Initiative from the Inter-American Development Bank (SECCI) in order to carry out the pre-feasibility assessment. We have also received a grant from the “Agencia Nacional de Promoción Científica y Tecnologica”, an agency which promotes technological innovation, to partially fund the investment. In July 2016, we participated of Argentina’s “RenovAr” renewable energy auction and entered into a 20-year contract to supply up to 9,145 MWh per year at an average price of USD 158.92 per MWh. At UMA, we have implemented a pilot plant that produces biogas from vinasse, developed in partnership with Efficiencia, a subsidiary of Companhia Energética de Minas Gerais (“CEMIG”). The technology developed during this project will allow us to generate additional energy from vinasse while maintaining the fertilizer recycling potential of UMA. We are currently evaluating alternatives to replicate this pilot project in our Cluster in Mato Grosso do Sul (Brazil). These emission reduction projects could also generate extra income from carbon credits under specific programs.

Social Programs

Apart from complying with local labor regulations, we seek to promote the personal and professional development of our employees by offering them an adequate working environment with proper health and safety protections. We aim to develop a transparent relationship with local authorities. Finally, one of our main goals is to contribute positively to the social development of the communities in which we operate, creating new jobs, preserving the environment, providing training opportunities through our internship program and assisting with social development. In order to implement our social development programs, we analyze the areas in which we operate and give special attention to education and poverty rates, possible alliances with other social actors, and potential synergies with local government programs. In addition to social development programs, we contribute to community organizations in each area where we operate, such as hospitals, schools, daycare centers and fire stations, among others. We also have a voluntary matching program where Adecoagro matches each donation from our employees at a 2:1 ratio.

Education

Our sugarcane and rice operations have a very important economic impact in the communities where we are located, and we have developed a Social Action Program in the various municipalities. In 2005, we started a partnership with Cimientos in Corrientes, Santa Fe and Entre Rios in Argentina, through which we have awarded 45 educational programs in 133 urban and rural schools located close to our rice operations. These programs benefit 20,860 students. Cimientos is a non-profit organization that promotes equal educational opportunities for children and youth from low-income families in Argentina. In 2016 we started another program together with CONCIENCIA (a local NGO) in which we support our employees’ children to complete their education. This new program began in Salta near to Los Guayacanes, and 16 children participated.

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

Nutrition

In Argentina, we work in partnership with Conin Foundation, which fights malnourishment in children, focusing its actions in three main aspects: education, assistance and research. In 2016, we donated nearly 6 tons of powdered milk and 1 ton of processed rice. We also work in partnership with the Argentine Food Bank Network, to whom we are currently donating approximately 15 tons of processed rice. This network operates in 17 cities and is a nonprofit distribution enterprise that serves the community by acquiring donated food and making it available to people who are hungry through a network of community agencies. These agencies include school feeding programs, food pantries, soup kitchens, hospices, substance abuse clinics, after-school programs and other nonprofit organizations. Additionally, we have been contributing food to Solidagro, an alliance between rural corporate institutions and civic organizations that seek to solve famine and malnutrition problems, since 2007. We are also collaborating with selected soup kitchen initiatives such as Caritas Christophersen, San Gregorio Foundation and Mercedes City Soup Kitchen.

Additionally, in 2016 we agreed on a new campaign together with a basketball club in the province of Corrientes, Argentina. The campaign was called “Festejá cada punto vale triple” (Celebrate, each point is worth triple). With this campaign for each point the basketball team scores during this season, Adecoagro will donate 3 kilos of rice to the Conin Foundation centers located within the province of Corrientes. In December 2016, we provided 4.6 tons of rice to these centers.

In Brazil, we support several local schools, kindergartens, homes for the elderly and APAEs (local associations to support seriously deficient in the community) with financial investment and training to improve social management. Because of these initiatives, ABRINQ Foundation as Child Friendly Company certified the Monte Alegre unit.

Internship Program

The purpose of our internship program is to promote the development of highly qualified professionals for the community by providing first-time work experience, good quality training and access to highly technology-oriented operations. We seek to facilitate interns’ future access to the job market while detecting potential key employees. The interns actively participate in the TAG training program, which includes monthly technical meetings, external training and farm tours. In order to accomplish these goals we promote institutional relationships with local and international universities and high schools. Over 310 interns have participated in our program during the last 14 years, of which 82 were subsequently incorporated into our teams.

Material Agreements

For a description of the material agreements relating to our indebtedness, please see “Item 5.—Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness and Financial Instruments.”

Intellectual Property

As of March 22, 2017, our corporate group owned 24 trademarks registered with the Argentine National Intellectual Property Institute and had 3 trademarks in the process of registration. Also, Adeco Brasil and UMA owned 16 trademarks registered with the Brazilian National Industrial Property Institute (“INPI”), and had submitted 5 trademark registration requests, all of which are currently being challenged by third parties or were initially denied by INPI.

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

We are currently either in compliance with or are in the process of applying for permits that would put us in compliance with all applicable environmental laws and material environmental licenses and permits. On June 10, 2014, we applied for the renewal of the operational license for the Angélica mill to mill up to 4 million tons of sugarcane per year. On April 24, 2015, we obtained an installation license (licença de instalação) for the Ivinhema mill, to mill up to 5 million tons of sugarcane per year. On July 23, 2015, we obtained the operational license (licença de operação) from IMASUL authorizing us to mill up to 5 million tons of sugarcane per year. In July 6, 2016, we applied for an update of the operational license for the Ivinhema mill to mill up to 6.2 million tons. In addition to the installation and operational license, the Ivinhema mill must obtain other permits including licenses for water capture and use of controlled products, among others. Failure to obtain the necessary environmental licenses may prevent us from operating the Ivinhema mill or may subject us to sanctions.

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

Regulation and Control of Agri-Food Production in Argentina

The National Office of Agricultural Commerce Control (Oficina Nacional de Control Comercial Agropecuario, or “ONCCA” for its acronym in Spanish) created on November 27, 1996, as a decentralized entity of the Ministry of Agriculture was the agency responsible for controlling the commercialization and manufacturing of agricultural livestock, meat and dairy products in Argentina.

In February 25th, 2011 the ONCCA was dissolved pursuant to Decree No. 192/2011 and the faculties previously held by the ONCCA were transferred to the former Ministry of Agriculture (now Ministry of Agroindustry).

Decree No. 32/2016, (modified by Decree 1145/16) changed the organigram for the Ministry of Agriculture and also determined its powers and competences. Pursuant to the aforesaid decree, the Sub-Secretariat of Commercial Agriculture Control was created within the Ministry of Agroindustry with the purpose of regulating the registry, matriculation, and control of all activities related to the commercialization and industrialization of agri-food and agroindustry chains.

Under applicable regulations, all persons involved in the commercialization and manufacturing of grains and dairy products must be registered with the Sole Registry of the Agro-Industrial Chain (Registro Único de Operadores de la Cadena Agroindustrial or “RUCA” for its acronym in Spanish), which provides for registration of any individual or company involved in the trade and industrialization of agri-food products in the markets for grains, livestock and dairy products and their by-products and/or derivatives. This registration must be renewed each year. Grain producers must stock grains at facilities and must keep a record of the grain stock stored at such facilities. Failure to register with the RUCA, or cancellation of such registration, will lead to sanctions, including monetary fines, the termination of operating activities and closure of facilities and/or deregistration for up to 5 years.

On April 1, 2014 the AFIP issued Resolution No. 3,593/14 which established a “Systematic Regristration of Movements and Grains Stocks Regime” (Régimen de Registración Sistemática de Movimientos y Existencias de Granos) by which all persons involved in the commercialization and manufacturing of grains and dairy products registered with the RUCA must report the stock and stock variations (including locations, transport between the producer´s facilities, etc.) of all grains and other agricultural products (other than those to be applied to sowing) held in their own or other third party´s name.

In the event of a violation of any of the applicable regulations, sanctions may be imposed, including fines and suspension or cancellation of the registration, which would result in the immediate cessation of activities and closure of facilities.

C.	ORGANIZATIONAL STRUCTURE

Corporate Structure

We are a corporation organized under the laws of the Grand Duchy of Luxembourg under the form of a société anonyme. As of April 20, 2017, we held approximately 100% of the interests in Adecoagro LP S.C.S., a société en commandite simple organized under Luxemburg law with a de minimis remaining interest owned by Adecoagro GP S.à r.l, a société à responsibilitié limitée organized under Luxemburg law and our substantially wholly-owned subsidiary. Adecoagro LP S.C.S. is a holding company with operating subsidiaries owning farmland and facilities throughout Argentina, Brazil and Uruguay. For a diagram of our Organizational structure as of April 20, 2017, please see “Item 4. Information on the Company – A. History and Development of the Company – History.”

As of April 20, 2017, our principal shareholders were Al Gharrafa Investment Company, Stichting Pensioenfonds Zorg en Welzijn, Jennison Associates Bienville Capital Management LLC and EMS Capital LP. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

D.	PROPERTY, PLANTS AND EQUIPMENT

See “—B. Business Overview—Land Transformation—Our Farms”; “—Property, Plant and Equipment.”

Item 4B.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

Overview

We are engaged in agricultural, manufacturing and land transformation activities. Our agricultural activities consist of harvesting certain agricultural products, including crops (soybeans, corn, wheat, etc.), rough rice, and sugarcane, for sale to third parties and for internal use as inputs in our various manufacturing processes, and producing fluid milk. Our manufacturing activities consist of (i) selling manufactured products, including processed rice, sugar, ethanol and energy, among others, and (ii) providing services, such as grain warehousing and conditioning and handling and drying services, among others. Our land transformation activities consist of the acquisition of farmlands or businesses with underdeveloped or underutilized agricultural land and implementing production technology and agricultural best practices to enhance yields and increase the value of the land. Please see also "Risk Factors-Risks Related to Argentina- Argentine law concerning foreign ownership of rural properties may adversely affect our results of operations and future investments in rural properties in Argentina" and "Risk Factors-Risks Related to Brazil- Recent changes in Brazilian rules concerning foreign investment in rural properties may adversely affect our investments."

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

Segment	Agricultural Product	Manufactured Product and Services Rendered
Crops	Soybean Corn Wheat Sunflower Cotton	Grain drying and conditioning

Rice	Rough rice	White rice and brown rice

Dairy	Fluid milk	Processed milk, and dairy products

Sugar, Ethanol and Energy	Sugarcane	Sugar, Ethanol and Energy

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

A.       OPERATING RESULTS

Adoption of the amendments of IAS 14 and IAS 16

IASB amended IAS 16 “Property, Plant and Equipment” and IAS 41 “Agriculture,” which distinguish bearer plants from other biological assets. Bearer plants are used solely to grow produce over their productive lives and are considered to bear more resemblance to machinery and equipment (IAS 16) than other biological assets (under IAS 41). Accordingly, they are now accounted for under IAS 16. However, the agricultural produce growing on bearer plants remains within the scope of IAS 41 and is measured at fair value less cost to sell. The amendments were applicable for our fiscal year ended December 31, 2016.

Our sugarcane and coffee plantations qualify as bearer plants under the new definition in IAS 41. As required under IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors”, we effected the change in accounting policy retrospectively. Consequently, effective January 1, 2016, our sugarcane and coffee plantations were reclassified to property, plant and equipment, measured at amortized cost and depreciated over their useful life on a straight-line basis. We adopted the transitional rule provided for in the amendment, which allowed us to apply the fair value of bearer plants as their deemed cost as of January 1, 2014. Accordingly, we revised the comparative amounts financial data for the years ended December 31, 2015 and 2014. Financial data for the years ended December 31, 2013 and 2012 have not been revised, and is not comparable to financial data for the years 2016, 2015 and 2014.

For further information, and an analysis of the impact of the adoption of IAS 41 and IAS 16 to our Consolidated Financial Statements please see Note 32.1 to our Consolidated Financial Statements.

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

The following table sets forth our average crop, rice and sugarcane yields, expressed in tons per hectare, for the periods indicated:

	2015/2016	2014/2015	2013/2014	% Change
	Harvest	Harvest	Harvest	2015/2016 -	2014/2015 -
	Year (1)	Year (1)	Year (1)	2014/2015	2013/2014
Corn (2)	5.8	5.9	6.2	(1.7%)	(4.8%)
Soybean	2.8	3.2	2.9	(12.5%)	10.3%
Soybean (second harvest)	2.4	2.5	1.9	(4.0%)	31.6%
Cotton lint	-	0.7	1.0	N/A	(30.0%)
Wheat (3)	2.5	2.3	2.6	8.7%	(11.5%)
Sunflower	1.6	1.8	1.8	(11.1%)	0.0%
Rice	5.9	5.1	5.6	15.7%	(8.9%)
Sugarcane (4)	98.2	93.0	80.8	5.6%	15.1%

(1) This column reflects the full harvest season.

(2) Includes sorghum and peanut.

(3) Includes barley.

(4) Does not consider harvested area for planting activities.

(ii) Effects of Fluctuations in Production Costs

We experience fluctuations in our production costs due to the fluctuation in the costs of (i) fertilizers, (ii) agrochemicals, (iii) seeds, (iv) fuel and (v) farm leases. The use of advanced technology, however, allows us to increase our efficiency, in large part mitigating the fluctuations in production costs. Some examples of how the implementation of production technology has allowed us to increase our efficiency and reduce our costs include the use of no-till technology (also known as “direct sowing”, which involves farming without the use of tillage, leaving plant residues on the soil to form a protective cover which positively impacts costs, yields and the soil), crop rotation, second harvest in one year, integrated pest management, and balanced fertilization techniques to increase the productive efficiency in our farmland. Increased mechanization of harvesting and planting operations in our sugarcane plantations and utilization of modern, high pressure boilers in our sugar and ethanol mills has also yielded higher rates of energy production per ton of sugarcane milled.

(iii) Effects of Fluctuations in Commodities Prices

Commodity prices have historically experienced substantial fluctuations. For example, based on Chicago Board of Trade (“CBOT”) data, from January 1, 2016 to December 31, 2016, soybean prices increased 14.4% and corn prices decreased by 1.9%. Also, between January 1, 2016 and December 31, 2016, ethanol prices increased by 8.2% according to Escola Superior de Agricultura “Luiz de Queiroz” (“ESLAQ”) data, and sugar prices increased by 28.0%, according to Intercontinental Exchange of New York (“ICE-NY”) data. Commodity price fluctuations impact our statement of income as follows:

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

The financial results in respect of all of our products are presented on a fiscal year basis. See  ̶ “Year ended December 31, 2016 as compared to year ended December 31, 2015”. ̶

(v) Effects of Fluctuations of the Production Area

Our results of operations also depend on the size of the production area. The size of our own and leased area devoted to crop, rice and sugarcane production fluctuates from period to period in connection with the purchase and development of new farmland, the sale of developed farmland, the lease of new farmland and the termination of existing farmland lease agreements. Lease agreements are usually settled following the harvest season, from July to June in crops and rice, and from May to April in sugarcane. The length of the lease agreements are usually one year for crops, one to five years for rice and five to six years for sugarcane. Regarding crops, the production area can be planted and harvested one or two times per year. As an example, wheat can be planted in July and harvested in December. Right after its harvest, soybean can be planted in the same area and harvested in April. As a result, planted and harvested area can exceed the production area during one year. The production area for sugarcane can exceed the harvested area in one year. Grown sugarcane can be left in the fields and then harvested the following year. The following table sets forth the production area for the periods indicated:

	Period ended December 31,
	2016	2015	2014
		Hectares
Crops (1)	140,080	148,899	152,777
Rice	37,580	35,328	36,603
Sugar, Ethanol and Energy	134,591	129,299	124,412

(1) Does not include second crop and forage area.

The decrease in the crop production area in 2016 compared to 2015 was mainly driven by the sale in November 2015 of La Cañada farm (3,399 hectares) and the transformation of owned land that was put under rice production. The increase in sugar, ethanol and energy production area in 2016 is explained by an increase in leased hectares..

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

As of December 31, 2016, the Peso-U.S. dollar exchange rate was Ps.15.89 per U.S. dollar as compared to Ps.13.04 and Ps.8.55 per U.S. dollar as of December 31, 2015 and 2014, respectively. As of December 31, 2016, the Real-U.S. dollar exchange rate was R$3.26 per U.S. dollar as compared to R$3.90 and R$2.66 per U.S. dollar as of December 31, 2015 and 2014, respectively.

The following graph shows the Real-U.S. dollar rate of exchange for the periods indicated:

Argentinean Peso/ U.S. Dollar	Brazilean Reais/U.S. Dollar

Our principal foreign currency fluctuation risk involves changes in the value of the Brazilian Reais relative to the U.S. dollar. Periodically, we evaluate our exposure and consider opportunities to mitigate the effects of currency fluctuations by entering into currency forward contracts and other hedging instruments.

(x) Seasonality

Our business activities are inherently seasonal. We generally harvest and sell corn, soybean, rice and sunflower between February and August, and wheat from December to January. Cotton is unique in that while it is typically harvested from May to July, it requires a conditioning process that takes about two to three months before being ready to be sold. Sales in other business segments, such as in our Dairy segment, tend to be more stable. However, milk sales are generally higher during the fourth quarter, when weather conditions are more favorable for production. With the implementation of “continuous harvest”, sugarcane production is more stable during the year; however, the typical harvesting period in Brazil begins between April and May and ends between November and December. As a result of the above factors, there may be significant variations in our results of operations from one quarter to another, since planting activities may be more concentrated in one quarter whereas harvesting activities may be more concentrated in another quarter. In addition our quarterly results may vary as a result of the effects of fluctuations in commodity prices and production yields and costs related to the “Initial recognition and changes in fair value of biological assets and agricultural produce” line item. See “—Critical Accounting Policies and Estimates—Biological Assets and Agricultural Produce”.

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

Our business model also includes the identification, acquisition, development and selective disposition of farmlands or other rural properties that after implementing agricultural best practices and increasing crop yields we believe have the potential to appreciate in terms of their market value. As a part of this strategy, we purchase and sell farms and other rural properties from time to time. Please see also "Risk Factors ̶ Risks Related to Argentina-Argentine law concerning foreign ownership of rural properties may adversely affect our results of operations and future investments in rural properties in Argentina" and "Risk Factors ̶ Risks Related to Brazil- Recent changes in Brazilian rules concerning foreign investment in rural properties may adversely affect our investments." included in “Item 3 Risk Factors.”

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

(xii) Capital Expenditures and Other Investments

Our capital expenditures, which consists of maintenance capital expenditures and expansion capital expenditures, during the last three years consisted mainly of expenses related to (i) acquiring land, (ii) transforming and increasing the productivity of our land, (iii) planting sugarcane and (iv) expanding and upgrading our production facilities. Our capital expenditures incurred in connection with such activities were $306.8 million for the year ended December 2014; $149.8 million for the year ended December 2015 and $133.2 million for the year ended December 2016. See also " ̶ Capital Expenditure Commitments."

(xiii) Effects of Corporate Taxes on Our Income

We are subject to a variety of rates over income taxes on our results of operations. The following table shows the income tax rates in effect for 2016 in each of the countries in which we operate:

Tax Rate (%)
Argentina	35
Brazil(1)	34
Uruguay	25

(1)	Including the Social Contribution on Net Profit (CSLL).

Critical Accounting Policies and Estimates

We prepare our Consolidated Financial Statements in accordance with IFRS. The critical accounting policies are policies important to the portrayal of a company’s financial condition and operating results, and which require management to make difficult and subjective judgments that are inherently uncertain. Based on this definition, we have identified the following significant accounting policies as critical to the understanding of our Consolidated Financial Statements. The preparation of our Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. The principal area where our management is required to make significant judgments about estimates where actual results could differ materially from such estimates is in the carrying amount of our biological assets. These estimates and judgments are subject to an inherent degree of uncertainty. We believe that the estimates and judgments upon which we rely are reasonable based upon information available to us at the time that these estimates and judgments are made. We continually evaluate our judgments, estimates and assumptions. To the extent there are material differences between these estimates and actual results, our Consolidated Financial Statements will be affected.

The Company's critical accounting policies and estimates are consistent with those described in Note 32.1 to our Consolidated Financial Statements.

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

We account for agricultural produce after harvest as inventory, as further described below.

The following table sets forth the way in which we value biological assets and agricultural produce for each of our principal products:

Biological Asset
	No significant biological growth	Significant biological growth	Agricultural Produce	Manufactured Product

Crops	Crop from planting to approximately 60 days following planting	Crop, from approximately 60 days after planting up to the moment of harvest (total period of approximately 3 to 5 months).	Harvested crop (soybean, corn, wheat, etc.)	N/A

Rice	Rice plant from planting to approximately 60 days following planting	Rice plant, from approximately 60 days after planting up to the moment of harvest (total period of approximately 3 to 4 months).	Harvested rough rice	Processed Rice (white rice)

Dairy	Dairy cow is considered a biological asset from birth/purchase to death or sale.		Fluid milk	N/A

Cattle	Beef cattle are considered a biological asset from birth/purchase to death or sale.		N/A	N/A

Sugar, ethanol and energy	The produce derived from the sugarcane from planting or after harvest up to approximately 30 days following planting	The produce derived from the sugarcane, from approximately 30 days after planting until harvest (total period of 10 to 14 months)	Sugarcane	Sugar, ethanol and energy

Valuation Criteria	Cost, which approximates fair value less accumulated impairment losses, if any. For dairy and cattle, fair value less estimated cost to sell.	Fair value (using discounted cash flow valuation) less cost to sell.	Net realizable value, except for rough rice and milk which are valued at cost.	Cost

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

The DCF method requires the following significant inputs to project revenues and costs:

•	Production cycles;
•	Production area in hectares;
•	Estimated crop and rice yields;
•	Estimated sucrose content (Total Recoverable Sugar or TRS) for sugarcane;
•	Estimated costs of harvesting and other costs to be incurred until the crops and rice reach maturity (mainly costs of pesticides, herbicides and spraying);
•	Estimated transportation costs;
•	Market prices; and
•	Discount rates.

In contrast to biological assets whose fair value is generally determined using the DCF method, we typically determine the fair value of our agricultural produce at the point of harvest using market prices.

Market prices used in the DCF model are determined by reference to observable data in the relevant market (e.g., for crops and sugar). Harvesting costs and other costs are estimated based on historical and statistical data. Yields are estimated by our agronomic engineers based on several factors, including the location of the farmland, soil type, environmental conditions, infrastructure and other restrictions and growth at the time of measurement. Yields are subject to a high degree of uncertainty and may be affected by several factors out of our control, including but not limited to extreme or unusual weather conditions, plagues and other diseases. Discount rates reflect current market assessments of the assets involved and the time value of money.

As of December 31, 2016, the impact of a reasonable 5% increase (decrease) in estimated yields, with all other variables held constant, would result in an increase (decrease) in the fair value of the our plantations less cost to sell of $9.5 million ( for 2015 the fair value was $7.5 million) for sugarcane. As of December 31, 2016, the impact of a reasonable 20% increase (decrease) in estimated yields, with all other variables held constant, would result in an increase (decrease) in the fair value of our plantations less cost to sell of $2.3 million (for 2015 this fair value was $2.7 million) for crops and $6.6 million (2015: $6.9 million) for rice.

The key assumptions discussed above are highly sensitive. Reasonable shifts in assumptions including but not limited to increases or decreases in prices, costs and discount rates used would result in a significant increase or decrease to the fair value of biological assets. Estimates of production in themselves are dependent on various assumptions, in addition to those described above, including but not limited to several factors such as location, environmental conditions and other restrictions. Changes in these estimates could materially impact on estimated production, and could therefore affect estimates of future cash flows used in the assessment of fair value.

The valuation models and their assumptions are reviewed annually, or quarterly if warranted, and, if necessary, adjusted. During the years ended December 31, 2014, 2015 and 2016, we made no changes to the models.

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

We generally recognize the agricultural produce of crops held in inventory at net realizable value with changes recognized in the statement of income as they occur. Therefore, changes in net realizable value represent the difference in value from the last measurement through the date of sale on an aggregated basis.

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

The sale of agricultural produce is revenue as defined in IAS 18. However, IAS 41 does not provide guidance on the presentation of revenues and costs arising from the selling of biological assets and agricultural produce. Due to the lack of guidance in IAS 41 and based on IAS 1, “Presentation of financial statements,” we present, as a matter of accounting policy, our sales of biological assets and agricultural produce and their respective costs within the lines items “Sales of goods and services rendered” and “Cost of goods and services rendered”. See Notes 4 and 5 to our Consolidated Financial Statements for a breakdown of sales and costs for goods sold and services rendered. The sale of agricultural produce and biological assets represents the consideration received or receivable for the sale to third parties based generally on the applicable quoted market prices of the respective produce or biological asset in the relevant markets at the point of sale. At the point of sale, our agricultural produce is measured at net realizable value, which reflects the sale price less the direct cost to sell, and our biological assets are measured at fair value less cost to sell, in each case, using the applicable quoted market prices in the relevant markets.

Based on the foregoing, the profit of our agricultural produce is recognized under the line ítems “Initial recognition and changes in fair value of biological assets and agricultural produce” and “Changes in net realizable value of agricultural produce after harvest”.  When the agricultural produce is sold to third parties we do not record any additional profit as the gain or loss had already been recognized.

The profit of our manufactured products is recognized when they are sold. The cost of manufactured products includes, among others, the cost of agricultural produce transferred internally at fair market value (i.e. harvested sugarcane, rough rice, fluid milk, etc).

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

The Company operates in three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation.

•	The Company’s ‘Farming’ business is comprised of four reportable segments:

•	The Company’s ‘Crops’ segment consists of planting, harvesting and sale of grains, oilseeds and fibers (including wheat, corn, soybeans, cotton and sunflowers, among others), and to a lesser extent the provision of grain warehousing/conditioning and handling and drying services to third parties. Each underlying crop in this segment does not represent a separate operating segment. Management seeks to maximize the use of the land through the cultivation of one or more type of crops. Types and surface amount of crops cultivated may vary from harvest year to harvest year depending on several factors, some of them out of the Group´s control. Management is focused on the long-term performance of the productive land, and to that extent, the performance is assessed considering the aggregated combination, if any, of crops planted in the land. A single manager is responsible for the management of operating activity of all crops rather than for each individual crop.

•	The Company’s ‘Rice’ segment consists of planting, harvesting, processing and marketing of rice;

•	The Company’s ‘Dairy’ segment consists of the production and sale of fluid milk and other dairy products,

•	The Company’s ‘All Other Segments’ segment consists of the aggregation of the remaining non-reportable operating segments, which do not meet the quantitative thresholds for disclosure and for which the Company’s management does not consider them to be of continuing significance, namely, Coffee and Cattle.

•	The Company’s ‘Sugar, Ethanol and Energy’ segment consists of cultivating sugarcane which is processed in owned sugar mills, transformed into ethanol, sugar and electricity and marketed;

•	The Company’s ‘Land Transformation’ segment comprises the (i) identification and acquisition of underdeveloped and undermanaged farmland businesses; and (ii) realization of value through the strategic disposition of assets (generating profits).

•	The Company’s ‘Corporate’ segment comprises certain other activities of a holding function nature not allocable to the segments

The following table presents selected historical financial and operating data solely for the periods indicated as of December 31, 2016 as it is used for our discussion of results of operations.

	Year ended December 31,
	2016	2015	2014
Sales	( In thousands of $)
Farming Business	272,543	273,692	315,837
Crops	142,124	154,741	177,662
Soybean(1)	63,797	77,432	79,515
Corn (2)	48,502	41,924	69,720
Wheat (3)	18,191	16,750	8,819
Sunflower	7,275	12,659	10,016
Cotton Lint	1,434	3,317	9,081
Other crops(4)	2,925	2,659	511
Rice(5)	96,562	84,668	103,682
Dairy	32,897	32,981	32,968
All other segments (6)	960	1,302	1,525
Sugar, Ethanol and Energy Business	596,692	400,622	407,129
Sugar	330,895	177,801	174,459
Ethanol	211,451	176,150	165,870
Energy	53,995	46,671	66,800
Other (7)	351	0	0
Total	869,235	674,314	722,966
Land Transformation (8)	-	23,980	25,508

	2016/2017	2015/2016	2014/2015	2013/2014
	Harvest	Harvest	Harvest	Harvest
Production	Year	Year	Year	Year
Farming Business
Crops (tons)(9)	103,927	583,639	627,385	643,354
Soybean (tons )	N/A	237,681	285,914	218,608
Corn (tons) (2)	N/A	248,269	232,763	318,381
W heat (tons) (3)	103,927	82,167	84,609	77,086
Sunflower (tons )	N/A	15,521	21,762	23,161
Cotton Lint (tons)	N/A	-	2,336	6,118
Rice(10) (tons )	N/A	220,758	180,149	205,489

	Year ended December 31,
	2016	2015	2014
Processed rice(12) (tons)	229,905	176,456	225,535
Dairy(13) (thousand liters)	92,395	88,556	79,468
Sugar, Ethanol and Energy Business
Sugar (tons)	701,060	464,929	413,687
Ethanol (cubic meters)	422,395	361,001	299,810
Energy (MWh)	751,037	553,090	442,706
Land Transformation Business (hectares traded)	-	10,905	12,887

	2016/2017	2015/2016	2014/2015	2013/2014
	Harvest	Harvest	Harvest	Harvest
Planted Area	Year	Year	Year (18)	Year (18)
		(Hectares)
Farming Business(13)
Crops	196,057	178,491	193,683	186,214
Soybean	88,673	88,377	96,476	82,980
Corn (2)	56,081	42,657	40,044	51,212
Wheat (3)	37,998	32,396	37,020	29,411
Sunflower	5,454	9,547	12,314	12,880
Cotton	2,640	-	3,160	6,217
Forage	5,210	5,514	4,669	3,514
Rice	39,607	37,580	35,328	36,603
Total Planted Area (14)	235,664	216,071	229,011	222,817
Second Harvest Area	42,359	32,896	40,115	29,923
Leased Area	65,226	57,595	60,056	55,797
Owned Croppable Area(15)	122,870	120,065	124,172	133,584

	Year ended December 31,
	2016	2015	2014
Sugar, Ethanol and Energy
Business
Sugarcane plantation	134,591	129,299	124,412
Owned land	9,145	9,145	9,145
Leased land	125,446	120,154	115,267

(1)	Includes soybean, soybean oil and soybean meal.

(2)	Includes sorghum and peanut.

(3)	Includes barley.

(4)	Includes seeds and farming services.

(5)	Sales of processed rice including rough rice purchased from third parties and processed in our own facilities, rice seeds and services.

(6)	All other segments include our cattle business which primarily consists of leasing land to a third party based on the price of beef. See “Item 4. Information of the Company – B. Business Overview – Cattle Business” .

(7)	Includes operating leases and other services.

(8)	Represents capital gains from the sale of land, of which $16,066 thousands in 2015 and $25,508 thousands in 2014, represent the results from the sale of non-controlling interests in subsidiaries. See Note 16 of our Consolidated Financial Statements for details

(9)	Crop production does not include tons of forage produced.

(10)	For 2016/17 crop production N/A stands for none/insignificant harvest as of December 31, 2016.

(11)	Expressed in tons of rough rice produced on owned and leased farms. The rough rice we produce, along with additional rough rice we purchase from third parties, is ultimately processed and constitutes the product sold in respect of the rice business.

(12)	Includes rough rice purchased from third parties and processed in our own facilities. Expressed in tons of processed rice (1 ton of processed rice is approximately equivalent to 1.6 tons of rough rice).

(13)	Fluid milk produced at our dairy farms.

(14)	Includes hectares planted in the second harvest.

(15)	Does not include forage area.

(16)	Does not include potential croppable areas being evaluated for transformation or forage.

Year ended December 31, 2016 as compared to year ended December 31, 2015

The following table sets forth certain financial information with respect to our consolidated results of operations for the periods indicated.

In order to facilitate the understanding of our Consolidated Financial Statements, we have changed the format of the presentation of our income statement. During the forth quarter of 2016, we aggregate our sales in a single line item titled “Sales of goods and services rendered”. Likewise, the corresponding cost has also been aggregated and presented as a single line item titled “Cost of goods sold and services rendered”. The breakdown of sales is now included in Note 4 to the Consolidated Financial Statements. The comparative figures have been retrospectively changed accordingly.

	2016	2015(*)
	(In thousands of $)
Sales of goods and services rendered	869,235	674,314
Cost of goods sold and services rendered	(678,581)	(557,786)
Initial recognition and Changes in fair value of biological assets and agricultural produce	125,456	54,528
Changes in net realizable value of agricultural produce after harvest	(5,841)	14,691
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	310,269	185,747
General and administrative expenses	(50,750)	(48,425)
Selling expenses	(80,673)	(70,268)
Other operating income, net	(8,297)	31,066
Share of loss of joint ventures	-	(2,685)
Profit from Operations Before Financing and Taxation	170,549	95,435
Finance income	7,957	9,150
Finance costs	(165,380)	(116,890)
Financial results, net	(157,423)	(107,740)
Profit / (Loss) Before Income Tax	13,126	(12,305)
Income tax (Benefit) / Expense	(9,387)	7,954
Profit / (Loss) for the Year	3,739	(4,351)

(*): Comparative figures have been adjusted to reflect the adoption of the amendments of IAS 41 and IAS 16 (see Selected financial data Effects of the adoption of the amendments of IAS 41 and IAS 16 and footnote 21.1 to our Consolidated Financial Statements)

Sales of Goods and Services Rendered

	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)

2016	142,124	96,562	32,897	960	596,692	869,235
2015	154,741	84,668	32,981	1,302	400,622	674,314

Sales of goods and services rendered increased 28.9%, from $ 674.3 million in 2015 to $ 869.2 million in 2016, primarily as a result of:

•	a $196.1 million increase in our Sugar, Ethanol and Energy segment, mainly due to: (i) a 23.1% increase in the volume of sugar and ethanol sold, measured in TRS(1), from 1.3 million tons in 2015 to 1.6 million tons in 2016; (ii) a 23.2% increase in the price of ethanol, from $433.4 per cubic meter in 2015 to $534.1 per cubic meter in 2016; (iii) a 29.6% increase in the price of sugar, from $297.2 per ton in 2015 to $385.1 per ton in 2016; and (iv) a 66.7% increase in volume of energy sold, from 0.6 million MWh in 2015 to 1.0 million MWh in 2016; partially offset by a 31.6% decrease in energy prices, from $76.8 per MWh in 2015 to $52.5 per MWh in 2016. The increase in volume of sugar and ethanol sold was due to the 33.7% increase in sugarcane milled, from 8.3 million tons in 2015 to 11.1 million tons in 2016; partially offset by (i) a 3.6% decrease in the TRS content in sugarcane, from 132.0 kilograms per ton in 2015 to 127.3 kilograms per ton in 2016; and (ii) an increase in inventories in 2016 of 76.1 thousand tons measured in TRS compared to a decrease in inventories in 2015 of 83.6 thousand tons measured in TRS. The increase in energy sold was due to: (a) an increase in sugarcane milled; (b) the 356.2% increase in energy sold from third parties, from 63.2 thousand MWh in 2015 to 288.3 thousand Mwh in 2016; and (c) a 1.8% increase in the cogeneration efficiency, from 66.4 KWh per ton crushed in 2015 to 67.6 KWh per ton crushed in 2016. The increase in sugarcane milled, is explained by (i) a 30.8% increase in milling days, from 182 days in 2015 to 238 days in 2016, due to the implementation of non-stop harvest season; and (ii) an increase in sugarcane supply. The increase in sugarcane supply was caused by: (a) a 31.1% increase in the harvested area from 82.3 thousand hectares in 2015 to 107.9 thousand hectares in 2016 due to our focus on planting during 2015 to expand our sugarcane plantation and ensure sugarcane supply; (b) a 5.6% increase in sugarcane yields from 93.0 tons per hectare in 2015 to 98.2 tons per hectare in 2016 due to improvements in production practices and good weather; and (c) a 1.2% increase in sugarcane purchased to third parties, from 938.5 thousand tons in 2015 to 950.0 thousand tons in 2016.

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

The following figure sets forth the variables that determine our Energy sales:

The following table sets forth the breakdown of sales of manufactured products for the periods indicated.

	Period ended December 31,			Period ended December 31,			Period ended December 31,
	2016	2015	Chg %	2016	2015	Chg %	2016	2015	Chg %
	(in million of $)			(in thousand units)			(in dollars per unit)
Ethanol (M3)	211.5	176.2	20.0%	395.9	406.4	(2.6%)	534.2	433.6	23.2%
Sugar (tons)	330.9	177.8	86.1%	859.4	598.3	43.6%	385.0	297.2	29.5%
Energy (MWh)	54.0	46.7	15.6%	1.028.3	607.8	69.2%	52.5	76.8	(31.7%)
Others	0.4	-	100.0%
TOTAL	596.8	400.7

•	A $12.6 million decrease in our Crops segment mainly driven by (i) a 1.5% decrease in soybean prices, from $265.7 per ton in 2015 to $261.7 per ton in 2016; a 22.4% decrease in wheat prices, from $181.0 per ton in 2015 to $140.4 per ton in 2016; and a 21.1% decrease in sunflower prices, from $492.2 per ton in 2015 to $388.3 per ton in 2016; and (ii) a 14.1% decrease in the volume of soybean sold, from 283.8 thousand tons in 2015 to 243.8 thousand tons in 2016; and a 27.1% decrease in the volume of sunflower sold, from 25.8 thousand tons in 2015 to 18.8 thousand tons in 2016. These decreases were partially offset by: (a) a 10.1% increase in corn prices, from $149.4 per ton in 2015 to $164.6 per ton in 2016; (b) a 5.1% increase in the volume of corn sold, from 280.4 thousand tons in 2015 to 294.7 thousand tons in 2016; and a 39.7% increase in the volume of wheat sold, from 92.8 thousand tons in 2015 to 129.6 thousand tons in 2016. The decrease in volume sold was mainly due to: (i) a decrease in soybean and sunflower yields, from 3.0 tons per hectare in 2015 to 2.7 tons per hectare in 2016 for soybean, and from 1.8 tons per hectare in 2015 to 1.6 tons per hectare in 2016 for sunflower due to the above average yields achieved in 2015 as a consequence of the favourable weather conditions; and (b) a decrease in the area destined to soybean that was switched to corn due to better expected margins and crop rotation. This was partially offset by an inventories sell-off in 2016 in comparison to an inventories build-up in 2015.

The following table sets forth the breakdown of sales for the periods indicated.

	Year ended December 31,			Year ended December 31,			Year ended December 31,
	2016	2015	% Chg	2016	2015	% Chg	2016	2015	% Chg
	(In millions of $)			(In thousands of tons)			(In $ per ton)
Soybean	63.8	75.4	(15.4%)	243.8	283.8	(14.1%)	261.7	265.7	(1.5%)
Corn (1)	48.5	41.9	15.8%	294.7	280.4	5.1%	164.6	149.4	10.1%
Wheat (2)	18.2	16.8	8.3%	129.6	92.8	39.7%	140.4	181.0	(22.4%)
Sunflower	7.3	12.7	(42.5%)	18.8	25.8	(27.1%)	388.3	492.2	(21.1%)
Others	4.3	7.9	(45.6%)
Total	142.1	154.7	(8.1%)

(1)	Includes sorghum, pop corn and peanut.
(2)	Includes barley

•	a $11.9 million increase in our Rice segment, mainly due to: (i) a 46.7% increase in the volume of white rice sold measured in tons of rough rice, from 201.4 thousand tons in 2015 to 295.4 thousand tons in 2016; and (ii) a 11.4% increase in the sale of by products from $10.5 million in 2015 to $11.7 million in 2016. This increase is explained by: (a) a 15.7% increase in yields, from 5.1 tons per hectare in 2015 to 5.9 tons per hectare in 2016; (b) a 5.3% increase in the area under production from 37.6 thousand hectares to 39.6 thousand hectares; (c) an increase in inventories, measured in tons of rough rice, of 40.6 thousand tons in 2015 compared to a decrase in inventories of 41.9 thousand tons in 2016. The increase in volumes sold was partially offset by a decrease of 22.0% in the price of white rice, from $368.1 per ton of rough rice equivalent in 2015 to $287.2 per ton of rough rice equivalent in 2016.

•	Our Dairy segment remained essentially unchanged, a 18.2% decrease in fluid milk prices from $0.33 per liter in 2015 to $0.27 per liter in 2016 was offset by (i) a 4.4% increase in the amount of liters of fluid milk sold, from 85.7 million liters in 2015 to 89.5 million liters in 2016; and (ii) a 325.0% increase in the volume of powder milk sold, from 0.4 thousand tons in 2015 to 1.7 thousand tons in 2016. The increase in the amount of liters sold is attributable to (a) a 3.3% increase in our milking cow herd driven by enhanced reproduction efficiencies at our two free-stall dairy facilities from an average of 6,658 heads in 2015 to an average of 6,880 heads in 2016; and (b) by a 0.8% increase in cow productivity, from 36.4 liters per day per cow in 2015 to 36.7 liters per day per cow in 2016 due to operating efficiencies.

The profit of our agricultural produce is recognized under the line ítems “Initial recognition and changes in fair value of biological assets and agricultural produce” and “Changes in net realizable value of agricultural produce after harvest”. When the agricultural produce is sold to third parties we do not record any additional profit as the gain or loss had already been recognized.

The profit of our manufactured products is recognized when they are sold. The cost of manufactured products includes, among others, the cost of agricultural produce transferred internally at fair market value (i.e. harvested sugarcane, rough rice, fluid milk, etc).

Cost of Goods Sold and Services Rendered

	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)

2016	(141,731)	(83,574)	(32,571)	(212)	(420,493)	(678,581)
2015	(154,287)	(69,075)	(33,030)	(603)	(300,791)	(557,786)

Cost of goods sold and services rendered increased 21.7%, from $557.8 million in 2015 to $678.6 million in 2016. This increase was primarily due to:

•	a $119.7 million increase in our Sugar, Ethanol and Energy segment mainly due to: (i) the 19.4% increase in volume of sugar and energy sold measured in TRS; and (ii) a 16.3% increase in the fair market value of the harvested sugarcane transferred from the field to the industry.

•	a $14.5 million increase in our Rice segment mainly due to the 46.7% increase in the volume sold. This was partially offset by (i) a 18.4% decrease in unitary costs, from $340.6 per ton of rough rice equivalent in 2015 to $ 277.8 per ton of rough rice equivalent in 2016, mainly due to the Argentine Peso depreciation and to operational improvements in our rice mills.

Initial Recognition and Changes in Fair Value of Biological Assets and Agricultural Produce

	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)

2016	48,790	10,498	5,476	(13)	60,705	125,456
2015	11,561	2,822	7,542	(181)	32,784	54,528

Initial recognition and changes in fair value of biological assets and agricultural produce increased from $54.5 million in 2015 to $125.5 million in 2016, primarily due to:

•	a $37.2 million increase in our Crops segment mainly due to:

-	a $37.7 million increase in the recognition at fair value less cost to sell of crops at the point of harvest, from a gain of $10.5 million in 2015 to a gain of $48.2 million in 2016, mainly due to the increase in margins as a result of the removal of export taxes and the depreciation of the Argentine Peso, which dilutes our costs in terms of dollars per hectare.

-	This was partially offset by, a $0.5 million decrease in the recognition at fair value less cost to sell for non-harvested crops, from $1.1 million in 2015 to $0.6 million in 2016, explained by lower projected soybean and corn prices.

-	Of the $48.8 million gain of initial recognition and changes in fair value of biological assets and agricultural produce for 2016, $5.8 million represent the unrealized portion, as compared to the $2.2 million unrealized gain of the $11.6 million of initial recognition and changes in fair value of biological assets and agricultural produce in 2015.

•	a $27.9 million increase in our Sugar, Ethanol and Energy segment, mainly due to:

-	The changes in the recognition at fair value less cost to sell of sugarcane at the point of harvest increased from $24.5 million in 2015 to $60.4 million in 2016 due to higher sugar prices which increased the fair market value of the harvested sugarcane.

-	This was partially offset by a $8.0 million decrease in the recognition at fair value less cost to sell of non-harvested sugarcane, from $8.3 million in 2015 to $0.3 million in 2016, mainly explained by above average expected yields as of December 2015.

-	Of the $60.7 million gain of initial recognition and changes in fair value of biological assets and agricultural produce for 2016, $60.4 million represents the realized portion, as compared to the $24.5 million unrealized portion of the $32.8 million loss of initial recognition and changes in fair value of biological assets and agricultural produce in 2016.

•	a $7.7 million increase in our Rice segment mainly due to :

-	a $7.6 million increase in the recognition at fair value less cost to sell of the rice at the point of harvest, from $2.6 million in 2015 to $10.2 million in 2016 mainly due to: (i) a 15.7% increase in yields; and (ii) the increase in area under production; and (iii) the depreciation of the Argentine Peso which impacts our costs.

-	Of the $10.5 million gain of initial recognition and changes in fair value of biological assets and agricultural produce for 2016, $8.2 million gain represents the realized portion, as compared to the $2.2 million gain realized portion of the $2.8 million gain of initial recognition and changes in fair value of biological assets and agricultural produce in 2015.

•	a $2.1 million decrease in our Dairy segment mainly due to:

-	a $3.3 million decrease in the recognition at fair value less cost to sell of fluid milk, from $7.5 million in 2015 to $4.2 million in 2016, mainly due to the 18.2% decrease in fluid milk prices.

-	Of the $5.5 million gain of initial recognition and changes in fair value of biological assets and agricultural produce for 2016, $4.2 million gain represents the realized portion of such gain, as compared to the $7.5 million realized gain portion of the $7.5 million gain in initial recognition and changes in fair value of biological assets and agricultural produce in 2015.

Changes in Net Realizable Value of Agricultural Produce after Harvest

	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)

2016	(5,841)	-	-	-	-	(5,841)
2015	14,691	-	-	-	-	14,691

Changes in net realizable value of agricultural produce after harvest is mainly composed by: (i) profit or loss from commodity price fluctuations during the period of time the agricultural produce is in inventory, which affects its fair value; (ii) profit or loss from the valuation of forward contracts related to agricultural produce in inventory; and (iii) profit from direct exports. Changes in net realizable value of agricultural produce after harvest increased from $3.4 million in 2014 to $14.7 million in 2015. This increase is mainly explained by the steep depreciation of the Argentine Peso in 2015 that impacted positively on the valuation of our inventories which are recorded in their functional currency, compared to the negative impact of higher soybean prices on our valuation of forward contracts in 2016.

General and Administrative Expenses

	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
2016	(2,770)	(3,373)	(983)	(290)	(22,648)	(20,686)	(50,750)
2015	(3,987)	(3,136)	(1,451)	(74)	(18,301)	(21,476)	(48,425)

Our general and administrative expenses increased 5.0%, from $48.4 million in 2015 to $50.8 million in 2016, mainly explained by the appreciation of the Brazilean Real.

Selling Expenses

	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
2016	(5,692)	(11,583)	(752)	(49)	(62,518)	(79)	(80,673)
2015	(5,672)	(12,592)	(663)	(49)	(50,729)	(563)	(70,268)

Selling expenses increased 14.8%, from $70.3 million in 2015 to $80.7 million in 2016. The $11.8 million increase in our Sugar, Ethanol and Energy segment is mainly explained by the increase in sugar and ethanol sales.

Other Operating Income, Net

	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	(In thousands of $)
2016	(8,787)	402	686	8,497	(8,903)	-	(192)	(8,297)
2015	16,422	600	(479)	6	6,340	7,914	263	31,066

Other operating income, net decreased 126.7% from a $31.1 million gain in 2015 to a $8.3 million loss in 2016, primarily due to:

•	a $25.2 million decrease in our Crops segment mainly explained by the mark-to-market effect of outstanding hedge positions, which was negatively affected by the increase in futures prices during 2016.

•	a $7.9 million decrease in our Land Transformation segment due to the sale in 2015 of “La Cañada”, a 3,399 hectare farm located in the province of San Luis, Argentina, for a total consideration of $12.6 million.

•	a $15.2 million decrease in our Sugar, Ethanol & Energy segment mainly explained by the mark-to-market effect of outstanding hedge positions; which were negatively affected by the increase in sugar futures prices in 2016, in contrast to positive effect due to the drecrease of the mentioned future prices in 2015

This was partially offset by:

•	a $8.4 million increase in all other segments, that mainly is related to the settlement of an arbitration dispute with Marfrig Argentina SA, subsidiary of Marfrig Alimentos SA. The settlement compensates Adecoagro for unpaid invoices and provides indemnification for early termination of lease agreements for cattle grazing activities.

Share of Loss of Joint Ventures

	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	(In thousands of $)
2016	-	-	-	-	-	-	-	-
2015	(2,685)	-	-	-	-	-	-	(2,685)

Our share of loss of Joint Ventures totaled a loss of $2.7 million in 2015 to zero in 2016. The result in 2015 is explained by the 50% interest that we hold in CHS AGRO, a joint venture with CHS Inc., dedicated to the processing of confectionary sunflower. In 2016, as the share of losses in the joint venture equals or exceeds the carrying amount of the investment, we discontinue applying the equity method, the investment is reduced to zero and we no longer record additional losses.

Financial Results, Net

Net financial losses increased 46.1% from a loss of $107.7 million in 2015 to a loss of $157.4 million in 2016. This was due to: (i) the $32.7 million loss that was reclassified from Equity to the “Financial Result, net” line item in 2015, compared to the $85.2 million loss that was reclassified in the same period in 2016. Please see “—Hedge Accounting—Cash Flow Hedge” described on Note 3 to our Consolidated Financial Statements.

The following table sets forth the breakdown of financial results for the periods indicated.

	Year ended December 31,
	2016	2015
	(In $ thousand)		% Change
Interest income	7,671	8,201	-6.5%
Interest expense	(48,198)	(49,491)	-2.6%
Foreign exchange losses, net	(19,062)	(23,423)	-18.6%
Cash flow hedge – transfer from equity	(85,214)	(32,700)	160.6%
Loss / Gain from interest rate /foreign exchange rate derivative financial instruments	(5,694)	(4,437)	28.3%
Taxes	(2,719)	(3,358)	-19.0%
Other Income/(Expenses)	(4,208)	(2,532)	66.2%
Total Financial Results	(157,424)	(107,740)	46.1%

Income Tax (expense) / benefit

For the year ended December 31, 2016, we recognized a consolidated income tax expense of $9.4 million on gain before income taxes of $13.1 million. For the comparable 2015 period, we recognized a consolidated income tax benefit of $8.0 million on loss before income taxes of $12.3 million. The effective tax rates were 71.5% for the year ended December 31, 2016 due to nondeductible expenses, mainly related to losses from derivatives in Uruguay and some financial expenses in Brazil. For the year 2015 the effective benefit rate was higher than the theoretical income tax rate due to the non taxable gains of derivative financial instruments of approximately $17 million in Uruguay.

Profit / (Loss) for the Year

As a result of the foregoing, our net result for the year increased from a loss of $4.3 million in 2015 to a gain of $3.7 million in 2016.

Year ended December 31, 2015 as compared to year ended December 31, 2014

The following table sets forth certain financial information with respect to our consolidated results of operations for the periods indicated.

	2015 (*)	2014 (*)
	(In thousands of $)
Sales of goods and services rendered	674,314	722,966
Cost of goods sold and services rendered	(557,786)	(605,325)
Initial recognition and Changes in fair value of biological assets and agricultural produce	54,528	100,216
Changes in net realizable value of agricultural produce after harvest	14,691	3,401
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	185,747	221,258
General and administrative expenses	(48,425)	(52,695)
Selling expenses	(70,268)	(78,864)
Other operating income, net	31,066	11,977
Share of loss of joint ventures	(2,685)	(924)
Profit from Operations Before Financing and Taxation	95,435	100,752
Finance income	9,150	7,291
Finance costs	(116,890)	(86,472)
Financial results, net	(107,740)	(79,181)
(Loss) / Profit Before Income Tax	(12,305)	21,571
Income tax Expense / (Benefit)	7,954	(10,535)
(Loss) / Profit for the Year	(4,351)	11,036

(*): Comparative figures have been revised to reflect the adoption of the amendments of IAS 41 and IAS 16 (see Selected financial data Effects of the adoption of the amendments of IAS 41 and IAS 16).

Sales of Goods and Services Rendered

	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2015	154,741	84,668	32,981	1,302	400,622	674,314
2014	177,662	103,682	32,968	1,525	407,129	722,966

Sales of goods and services rendered decreased 6.7%, from $723.0 million in 2014 to $674.3 million in 2015, primarily as a result of:

•	A $22.9 million decrease in our Crops segment mainly driven by (i) a general decrease in the price of grains sold: soybean decreased 24.7%, from $352.8 per ton in 2014 to $265.5 per ton in 2015, corn decreased 20.0%, from $186.8 per ton in 2014 to $149.5 per ton in 2015, and wheat decreased 17.2%, from $218.0 per ton in 2014 to $180.4 per ton in 2015; (ii) a 24.9% decrease in the volume of corn sold, from 373.3 thousand tons in 2014 to 280.4 thousand tons in 2015, as a result of a 3.4% decrease in corn yields, from 5.9 in 2014 to 5.7 in 2015; and (iii) a decrease in the planting area for corn that was switched to soybean due to better expected margins. These decreases were partially offset by (a) a 18.5% increase in soybean volume sold due to higher soybean yields, from 2.7 tons per hectare in 2014 to 3.2 in 2015, for soybean first crop and from 1.7 in 2014 to 2.5 in 2015 for soybean second crop; and (b) an increase in the volume of wheat sold, from 40.5 tons in 2014 to 92.8 in 2015, as a result of higher stocks carried from previous periods.

The following table sets forth the breakdown of sales for the periods indicated.

	Period ended December 31,			Period ended December 31,			Period ended December 31,
	2015	2014	% Chg	2015	2014	% Chg	2015	2014	% Chg
	(In millions of $)			(In thousands of tons)			(In $ per ton)
Soybean	75.4	79.5	(5.2%)	283.8	225.4	25.9%	265.7	352.7	(24.7%)
Corn (1)	41.9	69.7	(39.9%)	280.4	373.3	(24.9%)	149.4	186.7	(20.0%)
Wheat (2)	12.7	8.8	44.3%	92.8	40.5	129.1%	136.9	217.3	(37.0%)
Sunflower	7.9	10.0	(21.0%)	25.8	24.0	7.5%	306.2	416.7	(26.5%)
Others	16.8	9.7	73.2%
Total	154.7	177.7	(12.9%)

(1) Includes sorghum, popcorn and peanut.

(2) Includes barley

•	a $19.0 million decrease in our Rice segment, mainly due to: (i) a 9.7% decrease in the price per ton of rough rice equivalent, from $358.2 in 2014 to $323.6 in 2015; and (ii) a 25.0% decrease in the volume of white rice sold measured in tons of rough rice, from 236.1 thousand tons in 2014 to 177.1 thousand tons in 2015, mainly explained by: (a) a decrease of 13.6% in yields from 5.9 tons per hectare in 2014 to 5.1 tons per hectare in 2015; (b) a 5.8% decrease in purchases of rough rice to third parties, from 41.6 tons in 2014 to 39.2 tons in 2015 due to the decrease in the margin of processing rough rice from third parties; and (c) a higher inventory build-up from 10.2 thousand tons of rough rice in 2014 compared to 35.9 thousand tons of rough rice in 2015. This was partially offset by a 6.3% increase in area, from 35.3 thousand hectares in 2014 to 37.6 thousand hectares in 2015.

•	a $6.5 million decrease in our Sugar, Ethanol and Energy segment, mainly due to: (i) a 20.0% decrease in sugar prices from $371.3 per ton in 2014 to $297.2 per ton in 2015; (ii) a reduction in ethanol prices of 22.9%, from $562.0 per cubic meter in 2014 to $433.4 per cubic meter in 2015; and (iii) a 49.1% decrease in energy prices from $150.9 per MWh in 2014 to $76.8 in 2015. The decrease in ethanol and energy prices was mainly caused by the depreciation of the Brazilean Real. The fall in prices was partially offset by: (i) a 32.6% increase in the volume of sugar and ethanol sold, measured in TRS(1), from 990.1 thousand tons in 2014 to 1,312.5 thousand tons in 2015; and (ii) a 37.3% increase in volume of energy sold, from 442.7 thousand MWh in 2014 to 607.8 thousand MWh in 2015. The increase in volume of sugar and ethanol sold was due to (a) a 15.3% increase in sugarcane milled, from 7.2 million tons in 2014 to 8.3 million tons in 2015; (b) a 1.1% increase in the TRS content in sugarcane, from 130.5 kilograms per ton in 2014 to 132.0 kilograms per ton in 2015; and (c) a higher inventory decreased, measured in TRS, from 14.8 thousand tons in 2014 compared to 68.0 thousand tons in 2015. The increase in the volume of energy sold was mainly due to (a) the increase in sugarcane milled; and (b) an increase in the cogeneration efficiency ratio measured in KWh per ton of sugarcane crushed, from 61.6 in 2014 to 66.4 in 2015. The increase in the sugarcane milled is due to: (i) the increase in daily milling resulting from the completion of Ivinhema mill in May 2015; (ii) a 15.1% increase in sugarcane yields from 80.8 tons per hectare in 2014 to 93.0 tons per hectare in 2015; (iii) a 15.2% increase in sugarcane purchased to third parties, from 814.6 thousand tons in 2014 to 938.5 thousand tons in 2015; and (iv) the expansion of our sugarcane plantation, which allowed a higher harvested area, from 124.4 thousand hectares in 2014 to 129.3 hectares in 2015.

The following table sets forth the breakdown of sales of manufactured products for the periods indicated.

	Period Ended December 31,			Period Ended December 31,			Period Ended December 31,
	2015	2014	Chg %	2015	2014	Chg %	2015	2014	Chg %
	(in million of $)			(in thousand units)			(in dollars per unit)
Ethanol (M3)	176.2	165.9	6.2%	406.4	295.1	37.7%	433.5	562.1	(22.9%)
Sugar (tons)	177.8	174.5	1.9%	598.3	469.9	27.3%	297.2	371.4	(20.0%)
Energy (MWh)	46.6	66.8	(30.2%)	607.8	442.7	37.3%	76.7	150.9	(49.2%)
TOTAL	400.6	407.2	(1.6%)

•	Our Dairy segment remained essentially unchanged, mainly due to: (i) a 38.3% decrease in the volume of powder milk sold, from 770.5 tons in 2014 to 475.5 tons in 2015; (ii) a 21.1% decrease in powder milk prices, from $3.8 thousand per ton in 2014 to $3.0 thousand per ton in 2015; and (iii) a 13.2% decrease in fluid milk prices, from $0.38 per liter in 2014 to $0.33 per liter in 2015. These decreases were offset by a 18.4% increase in the amount of liters of fluid milk sold, from 72.8 million liters in 2014 to 86.2 million liters in 2015 as a result of: (i) a 3.4% increase in our milking cow herd, from an average of 6,440 heads in 2014 to an average of 6,658 heads in 2015, driven by enhanced reproductive indicators at our two free-stall dairy facilities; and (ii) a 7.7% increase in cow productivity, from 33.8 liters per day per cow in 2014 to 36.4 liters per day per cow in 2015 due to enhanced operating efficiencies.

The profit of our agricultural produce is recognized under the line ítems “Initial recognition and changes in fair value of biological assets and agricultural produce” and “Changes in net realizable value of agricultural produce after harvest”. When the agricultural produce is sold to third parties, we do not record any additional profit as the gain or loss had already been recognized.

The profit of our manufactured products is recognized when they are sold. The cost of manufactured products includes, among others, the cost of agricultural produce transferred internally at fair market value (i.e. harvested sugarcane, rough rice, fluid milk, etc).

Cost of Goods Sold and Services Rendered

	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2015	(154,287)	(69,075)	(33,030)	(603)	(300,791)	(557,786)
2014	(177,473)	(84,199)	(33,034)	(842)	(309,777)	(605,325)

Cost of goods sold and services rendered decreased 7.8%, from $605.3 million in 2014 to $557.8 million in 2015. This decrease was primarily due to:

•	a $15.1 million decrease in our Rice segment mainly due to: (i) the decrease of 25.0% in the volume sold partially offset by an 11.7% increase in our unitary cost from $346.8 per ton of rough rice in 2014 to $387.5 per ton of rough rice in 2015 due to the appreciation in real terms of the Argentine Peso; during the year the steep depreciation of the Argentine Peso occurred in December 2015.

•	a $9.0 million decrease in our Sugar and Ethanol segment due to a lower unitary cost of product sold due to a 46.6% depreciation of the Brazilean Real during 2015.

Initial Recognition and Changes in Fair Value of Biological Assets and Agricultural Produce

	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2015	11,561	2,822	7,542	(181)	32,784	54,528
2014	40,267	8,559	9,891	(10)	41,509	100,216

Initial recognition and changes in fair value of biological assets and agricultural produce decreased from $100.2 million in 2014 to $54.5 million in 2015, primarily due to:

•	a $28.7 million decrease in our Crops segment mainly due to:

-	a $30.7 million decrease in the recognition at fair value less cost to sell of crops at the point of harvest, from a gain of $41.2 million in 2014 to a gain of $10.5 million in 2015, mainly due to the decrease in commodity prices.

-	a $2.0 million increase in the recognition at fair value less cost to sell for non-harvested crops, from a loss of $0.9 million in 2014 to a gain of $1.1 million in 2015, explained by: (i) higher projected corn yields as of December due to favourable weather forecast; (ii) and lower costs due to the operating efficiencies gained coupled with the depreciation of the Argentine Peso.

-	Of the $11.6 million gain of initial recognition and changes in fair value of biological assets and agricultural produce for 2015, $2.2 million represents the unrealized portion, as compared to the $2.8 million unrealized gain of the $40.3 million of initial recognition and changes in fair value of biological assets and agricultural produce in 2014.

•	a $8.7 million decrease in our Sugar, Ethanol and Energy segment, mainly due to:

-	a $2.4 million decrease in the recognition at fair value less cost to sell of non-harvested sugarcane, from $10.7 million in 2014 to $8.3 million in 2015, mainly generated by a decrease in projected prices for harvested sugarcane as of December 2015.

-	a $6.4 million decrease in the recognition at fair value less cost to sell of sugarcane at the point of harvest, from $30.9 million in 2014 to $24.5 million in 2015, mainly generated by a decrease in sugar prices.

-	Of the $32,8 million gain of initial recognition and changes in fair value of biological assets and agricultural produce for 2015, $8.3 million represent the unrealized portion, as compared to the $10.7 million unrealized portion of the $41.5 million of initial recognition and changes in fair value of biological assets and agricultural produce in 2014.

•	a $5.7 million decrease in our Rice segment mainly due to :

-	a $9.5 million decrease in the recognition at fair value less cost to sell of rice at the point of harvest, from a gain of $12.2 million in 2014 to a gain of $2.7 million in 2015 mainly due to; (i) the 14.6% decrease in yields; and (ii) the higher costs in 2015 due to the strengthening of local currency; partially offset by the increase in area under production.

-	a $3.7 million increase in the recognition at fair value less cost to sell of biological assets planted as of December 2015, from a loss of $3.5 million to a gain of $0.2 million in 2015 due to the lower projected costs due to the depreciation of the Argentine peso.

-	Of the $2.8 million gain of initial recognition and changes in fair value of biological assets and agricultural produce for 2015, $2.2 million gain represents the realized portion, as compared to the $10.9 million gain realized portion of the $8.6 million gain of initial recognition and changes in fair value of biological assets and agricultural produce in 2014.

•	a $2.3 million decrease in our Dairy segment mainly due to:

-	a $1.3 million decrease in the recognition at fair value less cost to sell of fluid milk, from a gain of $8.8 million in 2014 to a gain of $7.5 million in 2015, mainly due to the 13.2% decrease in fluid milk prices.

-	Of the $7.5 million gain of initial recognition and changes in fair value of biological assets and agricultural produce for 2015, $7.5 million gain represents the realized portion of such gain, as compared to the $8.8 million realized gain portion of the $9.9 million gain in initial recognition and changes in fair value of biological assets and agricultural produce in 2014.

Changes in Net Realizable Value of Agricultural Produce after Harvest

	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2015	14,691	-	-	-	-	14,691
2014	3,401	-	-	-	-	3,401

Changes in net realizable value of agricultural produce after harvest is mainly composed of: (i) profit or loss from commodity price fluctuations during the period of time the agricultural produce is in inventory, which affects its fair value; (ii) profit or loss from the valuation of forward contracts related to agricultural produce in inventory; and (iii) profit from direct exports. Changes in net realizable value of agricultural produce after harvest increased from $3.4 million in 2014 to $14.7 million in 2015. This increase is mainly explained by the steep depreciation of the Argentine Peso in 2015 that impacted positively the valuation of our inventories which are recorded in their functional currency.

General and Administrative Expenses

	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
2015	(3,987)	(3,136)	(1,451)	(74)	(18,301)	(21,476)	(48,425)
2014	(4,343)	(3,218)	(1,554)	(166)	(22,054)	(21,360)	(52,695)

Our general and administrative expenses decreased 8.2%, from $52.7 million in 2015 to $48.4 million in 2016, mainly explained by the depreciation of the Brazilean Real.

Selling Expenses

	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
2015	(5,672)	(12,592)	(663)	(49)	(50,729)	(563)	(70,268)
2014	(4,201)	(14,367)	(596)	(29)	(57,815)	(1,856)	(78.864)

Selling expenses decreased 10.9%, from $78.9 million in 2014 to $70.3 million in 2015. The $7.1 million decrease in our Sugar, Ethanol and Energy segment is mainly explained by the impact of the depreciation of the Brazilean Real in our freight expenses. The $1.8 million decrease in our Rice segment is explained by lower volumes of white rice sold.

Other Operating Income, Net

	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	(In thousands of $)
2015	16,422	600	(479)	6	6,340	7,914	263	31,066
2014	356	480	437	(190)	10,911	-	(17)	11,977

Other operating income, net increased 159.2% from $12.0 million gain in 2014 to $31.1 million in 2015, primarily due to:

•	a $16.0 million increase in our Crops segment mainly explained by the mark-to-market effect of outstanding hedge positions.

•	a $7.9 million increase in our Land Transformation segment due to the sale in of “La Cañada”, a 3,399 hectare farm located in the province of San Luis, Argentina, for a total consideration of $12.6 million.

•	a $4.6 million decrease in our Sugar, Ethanol & Energy segment mainly explained by the mark-to-market effect of outstanding hedge positions; which were negatively affected by a trend of rising prices starting in the fourth quarter of 2015, which was lower than the increase in 2014.

Share of Loss of Joint Ventures

	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	(In thousands of $)
2015	(2,685)	-	-	-	-	-	-	(2,685)
2014	(924)	-	-	-	-	-	-	(924)

Our share of loss of Joint Ventures increased from a loss of $0.9 million in 2014 to a $2.7 million loss in 2015. This loss in mainly explained by the nominal depreciation of the Argentine Peso that impacts on the value of CHS AGRO´s dollar denominated debt.

Financial Results, Net

Our financial results, net decreased from a loss of $79.2 million in 2014 to a loss of $107.7 million in 2015, primarily due to: (i) a $23.4 million mainly non-cash loss in 2015, compared to a $9.2 million non-cash loss in 2014, mostly generated by the impact of the Brazilean Real fluctuation on our dollar denominated debt. Additionally, during the period a $32.7 million loss was reclassified from Equity to the “Financial Result, net” line item in 2015, in comparison with the $12.0 million loss that was reclassified in 2014. Please see “—Hedge Accounting—Cash Flow Hedge” described on Note 3 to our Consolidated Financial Statements; and (ii) $4.4 million loss in 2015 compared to a $3.2 million loss in 2014, primarily resulting from the mark to market of our currency hedge derivatives. The loss was partially offset by lower interest expenses, from a loss of $54.9 million in 2014 to $49.5 million in 2015.

The following table sets forth the breakdown of financial results for the periods indicated.

	Year ended December 31, 2015
	2015	2014
	(In $ thousand)		% Change
Interest income	8,201	7,068	16.0%
Interest expense	(49,491)	(54,915)	-9.9%
Foreign exchange losses, net	(23,423)	(9,246)	153.3%
Cash flow hedge – transfer from equity	(32,700)	(12,031)	171.8%
Loss from interest rate /foreign exchange rate derivative financial instruments	(4,437)	(3,232)	37.3%
Taxes	(3,358)	(3,731)	-10.0%
Other Income/(Expenses)	(2,532)	(3,094)	-18.2%
Total Financial Results	(107,740)	(79,181)	36.1%

Income Tax (expense) / benefit

For the year ended December 31, 2015, we recognized a consolidated income tax benefit of $8.0 million on loss before income taxes of $12.3 million. For the comparative 2014 year, we recognized a consolidated income tax expense of $10.5 million on gain before income taxes of $21.6 million. The effective tax rates were 64.6% and 48.8% for the years ended December 31, 2015 and 2014 respectively. For the year 2015 the effective benefit rate was higher than the theoretical income tax rate due to the non taxable gains of derivative financial instruments of approximately $17 million in Uruguay.  The 2014 year was impacted mainly by a tax loss carryforward not recognized in Brazil during 2014 due to projections by the Company about the possibility to apply this tax loss carryforward in the future.

Profit / (Loss) for the Year

As a result of the foregoing, our net result for the year decreased from a gain of $11.0 million in 2014 to a loss of $4.4 million in 2015.

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

Years ended December 31, 2016, 2015 and 2014

The table below reflects our statements of Cash Flow for the fiscal years ended December 31, 2016, 2015 and 2014.

	Year ended December 31,
	2016	2015		2014
	(in thousands of $)
Cash and cash equivalents at the beginning of the year	198,894	113,795	(*)	232,147	(*)
Cash and cash equivalents at the end of the year	158,568	198,894	(*)	113,795	(*)
Net cash generated from operating activities	255,401	145,186	(*)	120,151	(*)
Effect of exchange rate changes on cash and cash equivalents	7,969	(27,449)		(11,320)
Net cash used in investing activities	(122,014)	(125,051)		(300,472)
Net cash used / generated from financing activities	(181,682)	92,413		73,289

(*) Comparative figures have been revised to reflect the adoption of the amendments of IAS 41 and IAS 16 (see Selected financial data Effects of the adoption of the amendments of IAS 41 and IAS 16).

Operating Activities

Year ended December 31, 2016

Net cash generated by operating activities was $255.4 million for the year ended December 31, 2016. During this year, we generated a net income of $3.7 million that included non-cash charges relating primarily to depreciation and amortization of $127.5 million, interest and other financial expenses, net of $44.7 million, $21.7 million loss from derivative financial instruments and forwards, $9.8 million gain from the unrealized portion of “Initial recognition and changes in fair value of biological assets”, $19.1 million foreign exchanges losses, and $85.2 million loss as a result of the reclassification from Equity to Financial Results, net in connection with the cash flow hedge accounting.

In addition, other changes in operating asset and liability balances resulted in a net decrease in cash of $51.5 million, primarily due to an increase in trade and other receivables, an increase in inventories totaling $22.3 million, an increase in biological asset of $23.7 million, and an increase of $17.9 million from derivative financial instruments. These effects were partially offset by an increase of $39.1 million in trade and other payables.

Year ended December 31, 2015

Net cash generated by operating activities was $145.2 million for the year ended December 31,2015. During this year, we generated a net loss of $4.4 million that included non-cash charges relating primarily to depreciation and amortization of $104.4 million, interest and other financial expenses, net of $43.8 million, $17.7 million of Gain from derivative financial instruments and forwards, $11.3 million gain from the unrealized portion of “Initial recognition and changes in fair value of biological assets”, $23.4 million of foreign exchange losses; and $32.7 million loss as a result of the reclassification from Equity to Financial Results, net in connection with the cash flow hedge accounting.

In summary, the main drivers for the cash flow generated by operating activities were the profits from operations of our Sugar, Ethanol business and the collections from derivative positions.

Year ended December 31, 2014

Net cash generated by operating activities was $120.2 million for the year ended December 31, 2014. During this year, we generated a net income of $11.0 million that included non-cash charges relating primarily to depreciation and amortization of $137.7 million, interest and other financial expenses, net of $50.9 million, a gain of $12.6 million from the unrealized portion of the “Initial recognition and changes in fair value of biological assets and agricultural produce”, $10.5 million of income tax expense, $9.2 million of foreign exchange losses; and $12.0 million loss as a result of the reclassification from Equity to Financial Results, net in connection with the adoption of cash flow hedge accounting under IAS39.

In addition, other changes in operating asset and liability balances resulted in a net decrease in cash of $94.7 million, primarily due to an increase in trade and other receivables (due to the buildup of working capital related to the expansion of Sugar and Ethanol operations, mainly advances to suppliers and long term tax credits related to the construction of the Ivinhema mill), an increase in ethanol inventories (as a consequence of the decision to capture better prices) totaling $34.8 million, and an increase in biological assets totaling $38.2 million. These effects were partially offset by an increase of $17.1 million in liabilities.

Investing Activities

Year ended December 31, 2016

Net cash used in investing activities totaled $122.0 million in the year ended December 31, 2016, primarily due to $74.2 million related to the renewal and expansion of our sugarcane plantation; $58.3 million related to purchase of agricultural and industrial equipment. Net inflows from investments activities were related to interest income of $7.7 million.

Year ended December 31, 2015

Net cash used in investing activities totaled $125.1 million in the year ended December 31, 2015, primarily due to the purchases of property, plant and equipment (mainly acquisitions of machinery, buildings and facilities for the completion of the second phase of Ivinhema mill), totaling $97.7 million; $44.1 million in bearer plants related mainly to the expansion and replacement of our sugarcane plantation area in Mato Grosso do Sul. Net inflows from investing activities were mainly related to the sale of La Cañada farm for an amount of $12.6 million and to the interest income for an amount of $8.2 million.

Year ended December 31, 2014

Net cash used in investing activities totaled $300.5 million in the year ended December 31, 2014, primarily due to the purchases of property, plant and equipment (mainly acquisitions of machinery, buildings and facilities for the construction of the second phase of Ivinhema mill), totaling $207.7 million; $98.0 million in bearer plants related mainly to the expansion of our sugarcane plantation area in Mato Grosso do Sul. Net inflows from investing activities were related to interest income of $7.1 million.

Financing Activities

Year ended December 31, 2016

Net cash used in financing activities was $181.7 million in the year ended December 31, 2016, primarily derived from net payment of borrowings in the amounts of $125.2 million. During this period, interest paid totaled $48.4 million and purchases of own shares totaled $4.8 million.

Year ended December 31, 2015

Net cash provided by financing activities was $92.4 million in the year ended December 31, 2015 primarily derived from the incurrence of new long and short term loans, mainly for our Brazilian operations related to the Sugar and Ethanol cluster development of $299.3 million and $211.0 million, respectively; and from the sale of non-controlling interest in subsidiaries for $22 million. All these effects were partially offset by payments of long and short term borrowings for $165.5 million and $208.3 million, respectively. During this period, interest paid totaled $48.4 million.

Year ended December 31, 2014

Net cash provided by financing activities was $73.3 million in the year ended December 31, 2014 primarily derived from the incurrence of new long and short term loans, mainly for our Brazilian operations related to the Sugar and Ethanol cluster development of $180.0 million and $152.2 million, respectively; and from the sale of non-controlling interest in subsidiaries for $49.3 million. All these effects were partially offset by payments of long and short term borrowings for $177.0 million and $70.2 million, respectively. During this period, interest paid totaled $48.9 million. We also used $13.0 million in the repurchase of our own shares.

Cash and Cash Equivalents

Historically since our cash flows from operations were insufficient to fund our working capital needs and investment plans, we funded our operations with proceeds from short-term and long-term indebtedness and capital contributions from existing and new private investors. In 2011, we raised $421.8 million from an Initial Public Offering (“IPO”) and simultaneous private placement. As of December 31, 2016, our cash and cash equivalents amounted to $158.6 million.

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

Indebtedness and Financial Instruments

The table below illustrates the maturity of our indebtedness (excluding obligations under finance leases) and our exposure to fixed and variable interest rates:

	As of December 31,
	2016	2015

Fixed rate:
Less than 1 year(l)	67,682	89,918
Between 1 and 2 years	43,630	31,096
Between 2 and 3 years	40,047	30,197
Between 3 and 4 years	21,857	22,497
Between 4 and 5 years	21,116	18,779
More than 5 years	20,239	34,492
Total fixed rate:	214,571	226,979
Variable rate:
Less than 1 year(l)	137,331	149,559
Between 1 and 2 years	150,517	109,488
Between 2 and 3 years	81,947	102,351
Between 3 and 4 years	18,457	79,341
Between 4 and 5 years	18,309	44,233
More than 5 years	14,083	11,109
Total variable rate:	420,644	496,081
Total:	635,215	723,060

(1)	The Company plans to partially rollover its short term debt using new available lines of credit, or on using operating cash flow to cancel such debt.

Borrowings incurred by the Company’s subsidiaries in Brazil are repayable at various dates between January 2017 and April 2024 and bear either fixed interest rates ranging from 2.50% to 9.0% per annum or variable rates based on LIBOR or other specific base-rates plus spreads ranging from 4.13% to 17.52% per annum. At December 31, 2016 LIBOR (six months) was 1.32% (2015: 0.85%).

Borrowings incurred by the Group´s subsidiaries in Argentina are repayable at various dates between January 2017 and September 2023 and bear either fixed interest rates ranging from 6.11% and 7.00% per annum for those borrowings denominated in US dollar, and a fixed interest rate of 9.90% and 28.75% per annum for those borrowings denominated in Argentine Pesos.

Brazilian Subsidiaries

The main loans of the Company’s Brazilian Subsidiaries identified below are:

Bank	Grant Date	Nominal amount	Capital outstanding as of December 31			Maturity date	Annual Interest Rate
			2016		2015
		(In millions)	Millions of Reais	Millions of equivalent Dollars (12)	Millions of equivalent Dollars (12)
Banco Do Brasil (1)	October 2012	R$ 130.0	R$ 109.9	33.7	32.9	November 2022	2.94% with 15% of bonus performance
Itau BBA FINAME Loan (2)	December 2012	R$ 45.9	R$ 30.4	9.3	9.3	December 2022	2.50%
Itau BBA (3)	March 2013	R$ 75.0	R$ 18.8	5.8	9.3	March 2019	CDI + 3.20%
Banco do Brasil / Itaú BBVA Finem Loan (4)	September 2013	R$ 273.0	R$ 219.4	67.3	66.7	January 2023	6.87%
BNDES Finem Loan (5)	November 2013	R$ 215.0	R$ 163.9	50.3	48.9	January 2023	3.84%
ING / Rabobank / ABN / HSBC / Credit Agricole / Caixa Geral / Galena (6)	January 2015	US$ 160.0	-	98.0	160.0	December 2018	LIBOR 3M plus 4.40%
ING / Rabobank / Bladex / Credit Agricole / Votorantim / ABN (7)	August 2015	US$ 110.0	-	110.0	110.0	December 2019	LIBOR 3M plus 4.65%
Rabobank (8)	February 2016	US$ 40.0	-	40.0	-	March 2019	LIBOR 3M plus 3.50%
Tokyo-Mitsubishi (9)	August 2016	US$ 30.0	-	30.0	-	August 2019	6.25%
Bradesco (10)	July 2016	R$ 90.0	R$ 90.0	27.6	-	May 2019	CDI + 2.10%
Votorantim (11)	July 2016	US$ 15.0	-	15.0	-	June 2019	LIBOR 3M plus 4.60%

(1)	Collateralized by (i) a first degree mortgage of the Carmen (Santa Agua) farm; (ii) a first degree mortgage of the Sapálio farm; (iii) a first degree mortgage of the Takuare farm; and (iv) liens over the Ivinhema mill and equipment.
(2)	Collateralized by (i) a first degree mortgage of the Carmen (Santa Agua) farm; (ii) a first degree mortgage of the Sapálio farm; (iii) a first degree mortgage of the Takuare farm; and (iv) liens over the Ivinhema mill and equipment.
(3)	Collateralized by power sales contract.
(4)	Collateralized by (i) a first degree mortgage of the Carmen (Santa Agua) farm; (ii) a first degree mortgage of the Sapálio farm; (iii) a first degree mortgage of the Takuare farm; (iv) liens over the Ivinhema mill and equipment; and (v) power sales contract.
(5)	Collateralized by (i) liens over the Ivinhema mill and equipment; and (ii) power sales contracts.
(6)	Collateralized by (i) a first-degree mortgage of the Conquista, Alto Alegre, Dom Fabrício, Nossa Senhora Aparecida, Água Branca, Ouro Verde and Bela Manhã farms, (ii) pledge of sugarcane, and (iii) sales contracts.
(7)	Collateralized by (i) a first-degree mortgage of the Rio de Janeiro farm, and (ii) sales contracts.
(8)	Collateralized by sales contracts.
(9)	Collateralized by sales contracts.
(10)	Collateralized by pledge of ethanol.
(11)	Collateralized by (i) power sales contract and (ii) sales contracts.
(12)	Reais amounts converted to USD at the exchange retes of December 31, 2016 and 2015, (3.259 Reais per dollar and 3.905 Reais per dollar, respectively). Pessos amounts converted to USD at the exchange retes of December 31, 2016 and 2015, (15.89 Pesos per dollar and 13,043 Pesos per dollar, respectively).

Argentinian Subsidiaries

The principal loan of Adeco Agropecuaria S.A. and Pilaga S.A., our Argentinian Subsidiaries is:

Bank	Grant Date	Nominal amount	Capital outstanding as of December 31		Maturity date	Annual Interest Rate
			2016	2015
		(In millions)	(In millions)	(In millions)
IDB Tranche A (1)	Feb-09	US$ 20	US$ 6.15	US$ 8.7	Nov-18	6.11% per annum
IFC Tranche A (2)	Dic-16	US$ 25	US$ 25.00	-	Sep-21	4.3% plus LIBOR
IFC Tranche B (2)	Dic-16	US$ 25	US$ 25.00	-	Sep-23	4% plus LIBOR

(1): Collateralized by property, plant and equipment with a net book value of US$ 24.77 million, by a mortgage over (i) Carmen and La Rosa farms which are property of Adeco Agropecuaria S.A. and (ii) El Meridiano farm which is the property of Pilagá S.A.

(2): Collateralized by a US$ 75 million mortgage over Carmen farm, which is property of Adeco Agropecuaria S.A.

The Company entered into a floating to fix interest rate forward swap, fixing LIBOR at 1.25%, effective May 2012.

The abovementioned loans contain customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions, as well as restrictions on the payment of dividends. These financial ratios are measured considering the statutory financial statements of the Argentinian Subsidiaries.

During 2016 and 2015 the Company was in compliance with all financial covenants.

Short-term Debt.

As of December 31, 2016, our short term debt totaled $205.09 million.

We maintain lines of credit with several banks in order to finance our working capital requirements. We believe that we will continue to be able to obtain additional credit to finance our working capital needs in the future based on our past track record and current market conditions.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

With regards to our rice seed production, in our rice seed facility in Argentina, we are involved in the genetic development of new rice varieties adapted to local conditions to increase rice productivity and quality to improve both farm production as well as the manufacturing process. In connection with these efforts, we have entered into agreements with selected research and development institutions such as INTA in Argentina, FLAR and HIAAL in Colombia, EPAGRI in Brazil and Basf in Germany. In addition, our own technical team is continuously testing and developing new rice varieties. Since 2008 we have developed and released three new own varieties of rice seed to the market, , and we are currently in the final stages of releasing the fourth We have registered our own rice seed varieties with the corresponding Argentine authorities; the National Institute of Seeds (Instituto Nacional de Semillas) (INASE) and National Registry of Property of Seed Varieties (Registro Nacional de la Propiedad de Cultivares) (RNPC). In February 2014 the new rice variety named ITÁ CAABÓ 107 was released to the market.

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

Regarding our Sugar & Ethanol business, we have effectively implemented state-of-the-art technologies such as high pressure boilers for high cogeneration capacity, full mechanization of agricultural operations with online GPS tracking systems on all vehicles (trucks, combines, planters), and concentrated Vinasse system among others. Additionally, Adecoagro Vale do Ivinhema S.A. and Methanum Engenharia Ambiental Ltda. – ME have executed a joint venture agreement regulating the joint development of a new technology for the reuse of vinesse for energy production in Ivinhema mill, which patent request has been already filed with INPI (For more details see “Sugar, Ethanol and Energy” in “Operations and Principal Activities” Section).

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

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our significant contractual obligations and commitments as of December 31, 2016:

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 Years	Total
	(in million of $)
Borrowings (1)	239,5	218,6	221,0	35,7	714,8
Leases and agricultural partnership	44,7	33,5	47,4	0,7	126,3
Total	284,2	252,1	268,4	36,4	841,1

(1)       Includes interest

G.	SAFE HARBOR

See section entitled “Forward-Looking Statements” appearing on page iv in this annual report.

Item 6.	Directors, Senior Management and Employees

A.	DIRECTORS AND SENIOR MANAGEMENT (traer de Annual Report)

Board of Directors

The following table sets forth information for our directors as of the date of this annual report:

Name	Position	Date of appointment	Age	Year term expires
Abbas Farouq Zuaiter	Chairman	2015	49	2018
Mariano Bosch	Director /CEO	2014	47	2017
Alan Leland Boyce	Director	2016	57	2019
Andrés Velasco Brañes	Director	2016	56	2019
Daniel González	Director	2014	47	2017
James David Anderson	Director	2014	59	2017
Guillaume Van der Linden	Director	2015	57	2018
Marcelo Sánchez	Director/CCO	2016	55	2017
Mark Schachter	Director	2015	37	2018
MarceloVieira	Director	2016	65	2017
Plínio Musetti	Director	2014	63	2017

Abbas Farouq Zuaiter, Alan Leland Boyce, Guillaume van der Linden, Plínio Musetti, Mark Schachter, Andrés Velasco Brañes, Daniel González and James David Anderson qualify as independent directors, and the other directors are not independent in accordance with SEC rules.

A description of the main tasks currently performed by each director as well as a description of each director’s employment history and education follows:

Abbas (“Eddy”) Farouq Zuaiter. Mr. Zuaiter has been a member of the Company’s board of directors since 2003. Mr. Zuaiter is Co-Founder and Managing Member of Zuaiter Capital Holdings, LLC ("ZCH”), a Greenwich, CT. based private family office established in 2013.  Mr. Zuaiter currently serves as Chairman of the Board of Directors of Adecoagro, SA, and RoC Capital Management, LLC; a Member of the Board of Directors of the Arab Bank plc (ARBK JR: www.arabbank.com) a Member of the Board of Directors of The Capital Holdings Funds plc (LCHUS; www.capitalholdings.com) and a Member of the Board of Advisors of iMENA Group and Encore Realty, LLC. Mr. Zuaiter Co-founded ZCH after he retired from Soros Fund Management, LLC (“SFM”) in 2013. During his tenure at SFM, Mr. Zuaiter served initially as Chief Financial Officer and subsequently as Chief Operating Officer. He was a member of the SFM’s Executive, Investment, Management, Capital Allocation and Risk Committees. SFM is a private investment firm founded by Mr. George Soros. Prior to joining SFM, Mr. Zuaiter was a Partner in the Financial Services Practice of PricewaterhouseCoopers, LLP (“PwC”). Mr. Zuaiter graduated with a BSBA in Finance and Accounting from Georgetown University where he currently serves on the University’s Board of Advisors for the McDonough School of Business, and the University’s Board of Regents. Mr. Zuaiter is an American citizen.

Mariano Bosch. Mr. Bosch co-founded Adecoagro in 2002 and has since been the Chief Executive Officer and a member of the Company’s board of directors. From 1995 to 2002, Mr. Bosch served as the founder and Chief Executive Officer of BLS Agribusiness, an agricultural consulting, technical management and administration company. Mr. Bosch is also currently a member of the advisory board of Teays River Investments LLC, a farmland investment management firm in North America. Mr. Bosch has over 22 years of experience in agribusiness development and agricultural production. He actively participates in organizations focused on promoting the use of best practices in the sector, such as the Argentine Association of Regional Consortiums for Agricultural Experimentation (AACREA) and the Conservational Production Foundation (Producir Conservando). He graduated with a degree in Agricultural Engineering from the University of Buenos Aires. Mr. Bosch is an Argentine citizen.

Alan Leland Boyce. Mr. Boyce is a co-founder of Adecoagro and has been a member of the Company’s board of directors since 2002. Since 2005, Mr. Boyce has been the Chief Executive Officer of Absalon, a joint venture between Soros and the financial system of Denmark that assists in organizing a standardized mortgage-backed securities market in Mexico. Mr. Boyce is co-founder and Chairman of Materra LLC, a California based farming company with a focus on growing and exporting animal forage. Since 2007, he has also been a consultant for Soros, where he works to implement the Danish mortgage system in the United States. Since 1985, Mr. Boyce has served as the Chief Financial Officer of Boyce Land Co. Inc., a farmland management company that runs 10 farmland limited partnerships in the U.S. Mr. Boyce formerly served as the director of special situations at Soros from 1999 to 2007, where he managed an asset portfolio of the Quantum Fund and had principal operational responsibilities for the bulk of the fund’s investments in South America. Mr. Boyce also served as managing director in charge of fixed-income arbitrage at Bankers Trust from 1986 to 1999, as senior managing director for investment strategy at Countrywide Financial from 2007 to 2008, and worked at the U.S. Federal Reserve Board from 1982 to 1984. He graduated with a degree in Economics from Pomona College, and has a Master in Business Administration from Stanford University. Mr. Boyce is an American citizen.

Andres Velasco Brañes. Mr. Velasco has been a member of the Company’s board of directors since 2011. Mr. Velasco was the Minister of Finance of Chile between March 2006 and March 2010, and a presidential candidate in Chile in 2013. He was also the president of the Latin American and Caribbean Economic Association from 2005 to 2007. Prior to entering government, Mr. Velasco was Sumitomo-FASID Professor of Development and International Finance at Harvard University’s John F. Kennedy School of Government, an appointment he had held since 2000. From 1993 to 2000, he was Assistant and then Associate Professor of Economics and the director of the Center for Latin American and Caribbean Studies at New York University. Currently Mr. Velasco serves as Professor of Practice in International Development at Columbia University. He also performs consulting services on various economic matters rendering economic advice to an array of clients, including certain of our shareholders. Mr. Velasco holds a Ph.D. in economics from Columbia University and was a postdoctoral fellow in political economy at Harvard University and the Massachusetts Institute of Technology. He received a B.A. in economics and philosophy and an M.A. in international relations from Yale University. Mr. Velasco is a Chilean citizen.

Daniel C. Gonzalez. Mr. Gonzalez has been a member of the Company’s board of directions since April 16, 2014. Mr. Gonzalez holds a degree in Business Administration from the Argentine Catholic University. He served for 14 years in the investment bank Merrill Lynch & Co in Buenos Aires and New York, holding the positions of Head of Mergers and Acquisitions for Latin America and President for the Southern Cone (Argentina, Chile, Peru and Uruguay), among others. While at Merrill Lynch, Mr. Gonzalez played a leading role in several of the most important investment banking transactions in the region and was an active member of the firm’s global fairness opinion committee. He remained as a consultant to Bank of America Merrill Lynch after his departure from the bank. Previously, he was Head of Financial Planning and Investor Relations in Transportadora de Gas del Sur SA. Mr. Gonzalez is currently the Chief Financial Officer of YPF Sociedad Anónima, where he is also a member of its Board of Directors. Mr Gonzalez is also a member of the Board of Directors of Hidroeléctrica Piedra del Aguila S.A. Mr. González is an Argentine citizen.

James David Anderson. Mr. Anderson has been a member of the Company’s board of directors since December 2016. Mr. Anderson currently serves as board member of Green Plains Inc, a vertically integrated ethanol producer based in Omaha, Nebraska. Mr. Anderson served as Chief Executive Officer and President of The Gavilon Group, a leading commodity management firm from October 2015 to February 2016, and previously as Chief Operating Officer Agriculture and as Chief Operating Officer Fertilizer since March 2010. Mr. Anderson also served as Chief Executive Office and a member of the board of directors of United Malt Holdings ("UMH"), a producer of malt for use in the brewing and distilling industries, as Chief Executive Officer and member of the board of directors from September 2006 to February 2010. Prior to that time, beginning in April 2003, he served as Chief Operating Officer and Executive Vice President of CT Malt, a joint venture between ConAgra Foods and Tiger Brands of South Africa. Mr. Anderson's experience in the agricultural processing and trading business also includes serving as Senior Vice President and President of ConAgra Grain Companies. His career also includes lead trading positions with Ferruzzi USA and as an Operations Manager for Pillsbury Company. Mr. Anderson has a Bachelor of Arts degree in Finance from the University of Wisconsin Platteville. Mr. Anderson is an American citizen.

Guillaume van der Linden Mr. van der Linden has been a member of the Company’s board of directors since 2009. Since 2007, Mr. van der Linden is a senior investment manager at PGGM Vermogensbeheer B.V., responsible for investments in emerging markets credit. From 1993 to 2007, Mr. van der Linden worked for ING Bank in various roles, including in risk management and derivatives trading. From 1988 to 1993, Mr. van der Linden was employed as a management consultant for KPMG and from 1985 to 1988 as a corporate finance analyst for Bank Mees & Hope. Mr. van der Linden graduated with Masters degrees in Economics from Erasmus University Rotterdam and Business Administration from the University of Rochester. Mr. van der Linden is a Dutch citizen.

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

Marcelo Vieira. Mr. Vieira has been a member of the Company’s board of directors since November 2014. Mr. Vieira was the Director of Ethanol, Sugar & Energy operations of Adecoagro. He is currently the President of Sociedade Rural Brasileira, the main agricultural organization in Brazil, a member of the Board of União da Indústria de Cana-de-Açúcar (“UNICA”) and a member of the Board of Instituto PensarAgro. He has managed agricultural and agribusiness company for over 40 years, including Usina Monte Alegre, Alfenas Agricola and Alfenas Café. Mr.Vieira holds a degree in Mechanical Engineering from PUC University in Río de Janeiro, Brazil, and a graduate degree in Food Industry Management and Marketing from University of London´s Imperial College. Mr. Vieira is an Brazilian citizen.

Plínio Musetti. Mr. Musetti has been a member of the Company’s board of directors since 2011 and an observer since 2010. Mr. Musetti is a Managing Partner of Janos Holding responsible for long term equity investments for family offices in Brazil, following his role as Partner of Pragma Patrimonio, since June 2010. From 2008 to 2009, Mr. Musetti served as the Chief Executive Officer of Satipel Industrial S.A., leading the company’s initial public offering process, expansion plan and merger with Duratex S.A. From 2002 to 2008, Mr. Musetti served as a partner at JP Morgan Partners and Chief Executive Officer of Vitopel S.A. (JP Morgan Partners’ portfolio company) where he led its private equity investments in Latin America. From 1992 to 2002, Mr. Musetti served as the Chief Executive Officer of Elevadores Atlas S.A. and Elevadores Atlas Schindler S.A., during which time he led the company’s operational restructuring, initial public offering process and the sale to the Schindler Group. Mr. Musetti has also served as a Director of Diagnósticos de America S.A. from 2002 to 2009. In addition, Mr. Musetti is currently serving as a Board member of Natura Cosmeticos S.A., Portobello S.A. and RaiaDrogasil S.A. Mr. Musetti graduated in Civil Engineering and Business Administration from Mackenzie University and attended the Program for Management Development at Harvard Business School in 1989. Mr. Musetti is a Brazilian citizen.

Executive Officers

The following table shows certain information with respect to our senior management as of the date of this annual report:

Name	Position	Year Designated	Age
Mariano Bosch	Chief Executive Officer & Co-founder	2002	47
Carlos A. Boero Hughes	Chief Financial Officer	2008	51
Emilio F. Gnecco	Chief Legal Officer	2005	41
Walter Marcelo Sanchez	Chief Commercial Officer & Co-founder	2002	55
Renato Junqueira Santos Pereira	Director of Sugar and Ethanol Operations	2014	40
Mario José Ramón Imbrosciano	Director of Business Development	2003	47
Leonardo Berridi	Country Manager for Brazil	2004	57
Ezequiel Garbers	Country Manager for ARG/URU & Co-founder	2004	50

Mariano Bosch. See “—Board of Directors.”

Carlos A. Boero Hughes. Mr. Boero Hughes is our Chief Financial Officer, covering the company’s operations in Argentina, Brazil and Uruguay, and a member of Adecoagro’s Senior Management since 2008. He began working at Adecoagro in August 2008 overseeing our finance and administrative departments. Mr. Boero Hughes has over 25 years of experience in agricultural business and financial markets. Prior to joining us, he was Chief Financial Officer for South America and Co-Chief Executive Officer for Noble Group LTD operations in Argentina, Uruguay and Paraguay from October 2006 to July 2008. From 2003 to 2006, he worked at Noble Group LTD as Financial Director for Argentina and Structure Finance Manager for South America. He worked at Citibank N.A. from 1997 to 2003 as Relationship and Product Manager, focused in the agribusiness industry, and at Banco Privado de Inversiones S.A. as Relationship Manager. He also worked for six years at Carlos Romano Boero S.A.I.C., a flour and dairy cow feed mill family company, as Commercial Manager, Local Grain Elevator and Nursery Manager and finally as General Manager. Mr. Boero Hughes holds a degree in Business Administration from the University of Buenos Aires and a Masters in Business Administration from the Argentine Catholic University. He also graduated from INSEAD’s Executive Program in 2007.

Emilio Federico Gnecco. Mr. Gnecco is our Chief Legal Officer for all operations in Argentina, Brazil and Uruguay and a member of Adecoagro’s Senior Management since 2005. He is responsible for all legal and corporate matters and compliance. Before joining us, he was a corporate law associate at the law firm of Marval, O’Farrell & Mairal for more than 8 years, where he specialized in mergers and acquisitions, project finance, structured finance, corporate finance, private equity, joint ventures and corporate law and business contracts in general. Mr. Gnecco was in charge of Adecoagro’s corporate matters including mergers and acquisitions since our inception in 2002. Prior to that, he worked at the National Civil Court of Appeals of the City of Buenos Aires for four years. Mr. Gnecco has a law degree from the University of Buenos Aires, where he graduated with honors.

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

Mario José Ramón Imbrosciano. Mr. Imbrosciano is the head of our Business Development Department for all operations in Argentina, Brazil and Uruguay where he oversees all new business initiatives, and a member of Adecoagro’s Senior Management since 2003. He has over 20 years of experience in farm management and agriculture production. Prior to joining Adecoagro, Mr. Imbrosciano was the Chief Operating Officer of Beraza Hnos. S.C., a farming company that owns farms in the humid pampas region of Argentina. He was in charge of production, commercialization and logistics for a 60,000 hectare operation. Mr. Imbrosciano has also worked as a private consultant for various clients. Mr. Imbrosciano received a degree in Agricultural Production Engineering from the Argentine Catholic University and holds a Masters in Business Administration from the Instituto de Altos Estudios (IAE) of the Austral University.

Leonardo Raúl Berridi. Mr. Berridi is our Country Manager for Brazil and, prior to the Reorganization, had been Adecoagro’s Country Manager for Brazil since the beginning of its operations in Brazil and a member of Adecoagro’s Senior Management since 2004. He coordinates all of our operations and human resources development activities in Brazil. Mr. Berridi has over 32 years of international experience in agricultural business.

Prior to joining us, Mr. Berridi was Vice President of Pago Viejo S.A., a company dedicated to agriculture production and dairy farming in the province of Buenos Aires, Argentina. He also worked for Trans-Continental Tobacco Corporation as Chief Operating Officer of Epasa (Exportadora de Productos Agrarios S.A.), a company dedicated to producing, processing and exporting tobacco in the north east and north west of Argentina, and Production Manager of World Wide Tobacco España S.A. in the Caceres and Zamora provinces in Spain. Mr. Berridi holds a degree in Forestry Engineering from the Universidad Nacional de La Plata.

Ezequiel Garbers. Mr. Garbers is the Country Manager for Argentina and Uruguay and a member of Adecoagro’s Senior Management and the Country Manager since 2002. He coordinates all of our production and human resources development activities in Argentina and Uruguay. Mr. Garbers has over 27 years of experience in agriculture production. Prior to joining Adecoagro, he was the Chief Operating Officer of an agricultural consulting and investment company he co-founded, developing projects both within and outside of Argentina, related to crop production and the cattle and dairy business. Mr. Garbers holds a degree in Agronomic Engineering from the University of Buenos Aires and a Masters in Business Administration from the Instituto de Altos Estudios (IAE) of the Austral University.

Our managers supervise our day-to-day transactions so as to ensure that all of our general strategic objectives are carried out, and they report to our board of directors.

B.	COMPENSATION

Compensation of Directors and Executive Officers

The compensation of the Company’s directors is approved annually at the ordinary general shareholders’ meeting. For 2016, the aggregate compensation earned by our directors amounted to a grant of up to a total of 35,883 restricted stock units and $550 thousand in cash. These figures do not include Mr. Mariano Bosch’s and Mr. Walter Marcelo Sanchez´s compensation in cash nor in restricted units, which they both declined. For year 2017, the aggregate compensation approved to be earned by our directors amounted to a grant of up to a total of 37,098 restricted stock units and $550 thousand in cash. These figures do not include Mr. Mariano Bosch’s and Mr. Walter Marcelo Sanchez´s compensation in cash nor in restricted units, which they both declined.

The aggregate compensation package of our executive officers for year 2016 amounted to $4,804,581 in cash and 229,300 restricted stock units granted to our senior management. These grants were made under the Adecoagro Amended and Restated Restricted Share and Restricted Stock Unit Plan, as amended. See “—E. Share Ownership—Share Options and Restricted Share and Restricted Stock Unit Plan.”Annual cash bonuses are designed to incentivize our named executive officers at a variable level of compensation based on the Company’s financial and operating performance and each executive’s individual performance. Annual executive cash bonuses and stock unit awards are impacted by seniority and individual executive performance. 70% of variable performance is related to achievement of financial targets consisting of Adjusted EBITDA, Net Income, Adjusted Net Cash Flow from Operations, Cash Earnings and Return on Invested Capital. The remaining 30% is based on the achievement of individual objectives and by evaluating each executive’s level of proficiency in the following competencies: general characteristics, teamwork, professional competencies, environmental and social commitment, problem solving and thinking skills and managerial skills. In the past, actual bonus amounts have been determined shortly after fiscal year end. Our Chief Executive Officer presents the final calculation of the annual cash bonuses for our named executives to the Compensation Committee of the board of directors. The Compensation Committee then reviews actual Company and individual performance, and determines the amount payable consistent with the attainment of such individual’s performance based on the above criteria.

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

As of the date of this annual report, the board of directors has the following four committees: Audit Committee, Compensation Committee, Risk and Commercial Committee and Strategy Committee. On May 13, 2011, the former Risk and Strategy Committee split into the current Risk and Commercial Committee and the Strategy Committee. On April 4, 2017, the Board approved the creation of an ad-hoc committee named, the Buyback Committee.

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

The committee meets at least four times a year and as often as deemed necessary or appropriate in its judgment. The members of the Risk and Commercial Committee appointed by the board meeting held on November 7, 2014 and March 14, 2017 are Mr. Alan Leland Boyce (Chairman), Mr. James David Anderson, Mr. Marcelo Vieira and Mr. Andrés Velasco Brañes.

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

The committee meets at least four times a year and as often as deemed necessary or appropriate in its judgment. The members of Strategy Committee appointed by the board meetings held on May 13, 2011, November 11, 2011 and March 14, 2017 are Mr. Abbas Farouq Zuaiter (Chairman), Mr. Guillaume van der Linden, Mr. Plínio Musetti and Mr. James David Anderson.

Buyback Committee

The Company’s Buy Back Committee is an ad-hoc committee empowered with the execution and implementation of the Company’s Share Repurchase Program. The Buyback Committee is responsible for the negotiation and determination of the purchase price, size and any other specific terms and conditions of the transactions made under the Rule 10b-18, and also terms and conditions of privately negotiated transactions which in all cases are subject to the terms and conditions of the Share Repurchase Program.

The committee meets once every three months and/or at the request of any of its members as necessary.. The members of Buyback Committee appointed by the meeting of the Board of Directors held on April 4, 2017 are currently Mr. Daniel González, Mr. Mark Schachter, Mr. Plínio Musetti and Mr. Mariano Bosch.

D.	EMPLOYEES

Employees

On December 31, 2016, we had 8,326 employees, of whom 95% were unionized. Approximately 5% of our workforce is comprised of temporary workers. We comply with all labor laws. Historically, we have had a positive relationship with the trade unions.

The following table sets forth our number of employees by each of our business segments:

	As of December 31,
	2016	2015	2014
Farming and Land Transformation	1,137	1,087	1,166
Sugar , Ethanol and Energy	6,428	6,262	6,182
Administrative	761	740	761
Total	8,326	8,089	8,109

We do not have any severance agreements with our senior executive directors and managers.

Benefits

The benefits granted to our employees follow the market standard, including health plans and Spanish, English and Portuguese language lessons. In some cases, depending on the working location, we also provide meal, transportation, parking or financial aid for junior employees who are still in college. For senior management, we also provide vehicles.

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

The number of ordinary shares reserved and available for issuance under the 2004 Plan and the 2007/2008 Plan are 1,641,085 and 1,658,002, respectively. Shares subject to awards that become forfeited, cancelled, expired, withheld upon exercise, reacquired by the Company prior to vesting or otherwise terminated will again be available for future awards under the Option Plans.

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

Amendment and Termination

The board of directors may amend or terminate the Option Plans in its discretion, and the Committee may amend any outstanding options in its discretion, except participant consent will be needed if a participant’s rights are adversely affected. If not previously terminated by the board of directors, the Option Plans will terminate on the 10th anniversary of its adoption. The 2004 Plan was amended to extend the term to 20th anniversary of its adoption.

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

On March 17, 2015 the Plan was amended (known as the “Second Amended and Restated Restricted Share and Unit Plan”) to increase the number of common shares available for issuance with respect to which awards may be made by 673,663 additional common shares and to provide for the option to receive restricted units in lieu of cash in connection with the payment of compensation to directors of the Company. Further, on March 15, 2016 and March 14, 2017, the Plan was amended (now known as the “Third Amended and Restated Restricted Share and Unit Plan”) by the Board of Directors to increase the number of common shares available for issuance with respect to which awards may be made by an aggregate 990,040 common shares. Currently, the maximum number of common shares with respect to which awards may be made under the Plan is equal to 3,464,741 common shares inclusive of such Shares that are subject to outstanding grants of Awards. To the extent any award under the Plan is canceled, expired, forfeited, surrendered settled in cash, or otherwise terminated without delivery of shares the shares retained by or returned to the Company will again be available for future awards under the Plan. The shares available for issuance as well as outstanding awards under the Plan are subject to adjustment in the event of a reorganization, stock split, merger or similar change. Under the Plan, as of the date of this annual report, 2,210,768 ordinary shares had been issued to directors, senior management and employees.

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

Stock Option Plans	Plan under which awards were granted	Number of ordinary shares to be issued upon exercise of options		Range of Exercise prices per ordinary share ($)	Range of Dates of Grant (1)

Directors and Executive Officers
Mariano Bosch[i]	2004	*		$5.83 to $8.62	05/01/2004 to 07/01/2006
	2007	*		$12.82 to $13.40	11/13/2007 to 01/30/2009

Carlos A. Boero Hughes	2004	*		$5.83 to $7.11	08/25/2008
	2007	*		$12.82 to $13.40	08/25/2008 to 01/30/2009

Emilio F. Gnecco	2004	*		$5.83 to $8.62	06/01/2007
	2007	*		$12.82 to $13.40	11/13/2007 to 01/30/2009

Walter Marcelo Sanchez	2004	*		$5.83 to $8.62	05/01/2004 to 07/01/2006
	2007	*		$12.82 to $13.40	11/13/2007 to 01/30/2009

Mario José Ramón Imbrosciano	2004	*		$$5.83 to $8.62	05/01/2004 to 07/01/2006
	2007	*		$12.82 to $13.40	11/13/2007 to 01/30/2009

Leonardo Berridi	2004 2007	* *		$$5.83 to $8.62 $12.82 to $13.40	05/01/2004 to 07/01/2006 11/13/2007 to 01/30/2009
Renato Junqueira Santos Pereira	2007	*		$13.40	08/30/2010
Marcelo Vieira	2007	*		$12.82 to $13.40	11/13/2007 to 01/30/2009

Directors and Executive Officers as a group		2,926,424	(2)

*	Upon the exercise of all options, would beneficially own less than 1% of total outstanding shares.

(1)	All share options have an expiration date 10 years after date of grant. The expiration date of the 2004 plan was extended for ten additional years.

(2)	It includes 1,492,890 options with a range of exercise prices per ordinary share from $5.83 to $8.62 and 1,433,534 options with a range of exercise prices per ordinary share from $12.82 and 13.40.

Restricted Share and Restricted Stock Unit Plan Directors and Executive Directors	Number of Restricted Stock Units	Range of Dates of the Grant
Abbas Farouq Zuaiter	*	05/13/2014 to 05/15/2016
Alan Leland Boyce	*	05/13/2014 to 05/15/2016
Guillaume van der Linden	*	05/13/2014 to 05/15/2016
Plínio Musetti	*	05/13/2014 to 05/15/2016
Mark Schachter	*	05/13/2014 to 05/15/2016
Marcelo Vieira	*	04/01/2014 to 04/01/2016
Andrés Velasco Brañes	*	05/13/2014 to 05/15/2016
Anderson James	*	05/13/2014 to 05/15/2016
Daniel Gonzalez	*	05/13/2014 to 05/15/2016
Mariano Bosch	*	04/01/2015 to 04/01/2016
Carlos A. Boero Hughes	*	04/01/2015 to 04/01/2016
Mario José Ramón Imbrosciano	*	04/01/2015 to 04/01/2016
Leonardo Berridi	*	04/01/2015 to 04/01/2016
Renato Junqueira Santos Pereira	*	04/01/2015 to 04/01/2016
Emilio F. Gnecco	*	04/01/2015 to 04/01/2016
Ezequiel Garbers	*	04/01/2015 to 04/01/2016
Walter Marcelo Sanchez	*	04/01/2015 to 04/01/2016

Directors and Executive Officers as a group	332,368

*	Upon receipt of common shares pursuant to plan, would beneficially own less than 1% of total outstanding shares.

Item 7.	Major Shareholders and Related Party Transactions

A.	MAJOR SHAREHOLDERS

The following table sets forth the beneficial ownership of our shares for each person known to us to own beneficially at least 5% of our common shares and our directors and executive officers, based on the information most recently available to the Company, as of April 26, 2017.

As of April 26, 2017, we had 121,398,917 outstanding shares. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days from April 26, 2017, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Number	Percent
Principal Shareholders:
Al Gharrafa Investment Company (1)	15,983,265	13.2%
Stichting Pensioenfonds Zorg en Welzijn (2)	15,381,385	12.7%
Jennison Associates, LLC (3)	7,629,228	6.3%
Bienville Capital Management, LLC (4)	6,516,322	5.4%
EMS Capital LP (5)	6,087,458	5.0%

Directors and Executive Officers
Abbas Farouq Zuaiter	*	*
Alan Leland Boyce	*	*
Guillaume van der Linden	*	*
Mariano Bosch (6)	*	*
Plínio Musetti	*	*
Mark Schachter	*	*
Andrés Velasco Brañes	*	*
Daniel Gonzalez	*	*
Marcelo Vieira	*	*
James David Anderson	*	*
Carlos A. Boero Hughes	*	*
Emilio F. Gnecco	*	*
Walter Marcelo Sanchez	*	*
Mario José Ramón Imbrosciano	*	*
Leonardo Berridi	*	*
Ezequiel Garbers	*	*
Renato Junqueira	*	*
Total Directors and Executve Officers	5,771,417	4.64%

*	Beneficially owns less than 1% based on the total number of outstanding shares.

(1)	The address of Al Gharrafa Investment Company is C/O Intertrust Corporate Services (Cayman) Limited, 190 Elgin Street, George Town, Grand Cayman, KY1-9005, Cayman Islands.
(2)	The address of Stichting Pensioenfonds Zorg en Welzijn is P.O. BOX 4001 NL-3700 KA Zeist The Netherlands.
(3)	The address of Jennison Associates LLC is 466 Lexington Avenue, New York, NY 10017.
(4)	The address of Bienville Capital Management, LLC is 521 5th Avenue 35th floor, New York, NY 10175.
(5)	The address of EMS Capital LP is 767 Fifth Avenue 46th floor, New York, NY 10153.
(6)	As of April 1, 2016 Mariano Bosch, beneficially owned 963,393. As of April 26, 2017, he benefitially owned 1,004,147.

As of April 26, 2017, 96,868,261 shares, representing 79.2% of our outstanding common shares were held by United States record holders.

B.	RELATED PARTY TRANSACTIONS

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

Advisory Service Agreement

On November 18, 2014 Adecoagro Vale do Ivinhema S.A., a Brazilian subsidiary of the company, executed an Advisory Service Agreement with Mirante Consultoria Ltda., an affiliate of Mr. Marcelo Vieira (director of the company) for a term of 12 months, and extended for four additional more months. As consideration for the provision of advisory services under the agreement, Adecoagro Vale do Ivinhema S.A. paid Mirante Consultoria Ltda. R$ 59,463 per month, which equals an aggregate amount of R$ 951,408 for the term of the agreement.

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

In Argentina and Brazil we are engaged in several legal proceedings, including tax, social security, labor, civil, environmental, administrative and other proceedings, for which we have established provisions in an aggregate amount of $3.8 million as of December 31, 2016. In addition, there are currently certain legal proceedings pending in which we are involved for which we have not established provisions. In the opinion of our management, the ultimate disposition of any threatened or pending matters, either individually or on a combined basis, will not have a material adverse effect on our combined financial condition, liquidity, or results of operations other than as described below.

The Brazilian government filed a tax enforcement action against UMA to demand excise taxes (Imposto sobre Produtos Industrializados, or “IPI”), or a federal value-added tax on industrial products, in the amount of approximately $5.5 million. We have obtained a favorable initial decision from the lower court, which accepted our argument on procedural grounds based on the Brazilian government’s loss of its procedural right to demand the IPI debts. Currently, the case is under review by an appellate court following the appeal filed by the Brazilian government. We have not made any provision for this claim based on legal counsel’s view that the risk of an unfavorable decision in this matter is remote . If this proceeding is decided adversely to us, our results of operations and financial condition may be materially adversely affected.

José Valter Laurindo de Castilhos, Companhia Rio de Janeiro Agropecuária Ltda. and other former owners of the Rio de Janeiro and Conquista Farms have filed suit against us for the payment of a supplementary amount of approximately $29.7 million, as well as indemnity for moral and material damages, as a result of the alleged breach of the purchase agreement entered into by the parties. The lower court ruled in our favor, allowing us to keep possession of the Rio de Janeiro Farm. This decision has been appealed by Mr. Castilhos to the Superior Court of Justice (“Superior Tribunal de Justiça”). The Brazilian Superior Court of Justice determined that the case had no merit. This decision can be appealed by Mr. Castilhos. We have not made any provision for this claim based on legal counsel’s view that the risk of an unfavorable decision in this matter is remote. If this proceeding is decided adversely to us, our results of operations and financial condition may be materially adversely affected.

The INCRA conducted an investigation to determine the falsehood of the CCIR delivered to us by the former owner of Rio de Janeiro Farm (the “Farm”) back in January 2005 when we acquired the Farm. The INCRA also conducted an investigation related to the cadeia dominial of the Farm to determine the correct chain of ownership through the successive transfers of ownership of the Farm, in order to confirm that the destaque publico occurred or that the State does not have interest in claiming ownership. No irregularity was found that could jeopardize the acquisition deed or affect the ownership of the Farm.

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

On September 2016, the parties settled the arbitration proceedings in the amount of US$ 9 million. As of December 31 2016 the Group collected US$ 7 million and as March 31, 2017 the Group has collected the remaining balance. This settlement, net of the unpaid invoices and other expenses resulted in an income of US$ 8.5 million for the Group.

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

Our common shares have been listed on the NYSE under the symbol “AGRO” since January 28, 2011. As of the date of this report, our issued share capital amounts to $183,572,723, represented by 122,381,815 (of which 1,238,318 were treasury shares as of December 31, 2016) shares with a nominal value of $1.50 each. All issued shares are fully paid up.

The table below sets forth, for the period indicated, the reported high and low closing prices for our common shares listed on the NYSE.

Full Financial Quarters Since Listing	High	Low
January 28, 2011 to March 31, 2011	$13.50	$11.00
Second Quarter 2011	13.47	10.27
Third Quarter 2011	11.97	8.62
Fourth Quarter 2011	9.72	7.42
Fiscal Year Ended December 31, 2011	13.50	7.42
First Quarter 2012	11.05	8.03
Second Quarter 2012	10.81	8.51
Third Quarter 2012	10.80	9.33
Fourth Quarter 2012	9.91	8.05
Fiscal Year Ended December 31, 2012	11.05	8.03
First Quarter 2013	9.56	7.69
Second Quarter 2013	7.94	6.05
Third Quarter 2013	7.65	6.22
Fourth Quarter 2013	8.37	7.46
Fiscal Year Ended December 31, 2013	9.56	6.05
First Quarter 2014	8.16	7.01
Second Quarter 2014	9.95	8.13
Third Quarter 2014	10.25	8.80
Fourth Quarter 2014	9.44	7.83
Fiscal Year Ended December 31, 2014	10.25	7.01
First Quarter 2015	11.10	7.75
Second Quarter 2015	10.57	9.17
Third Quarter 2015	9.46	7.59
Fourth Quarter 2015	12.45	8.11
Fiscal Year Ended December 31, 2015	12.45	7.59
First Quarter 2016	13.23	11.03
Second Quarter 2016	11.64	10.15
Third Quarter 2016	11.41	9.50
Fourth Quarter 2016	11.60	9.86
Fiscal Year Ended December 31, 2016	13.23	9.50

Last 6 Months	High	Low

November 2016	11.08	9.86
December 2016	10.74	9.99
January 2017	11.70	10.60
February 2017	12.71	11.72
March 2017	12.25	11.34
April 2017 (to April 26, 2017)	11.70	10.98

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

Our common shares have been listed on the NYSE under the symbol “AGRO” since January 28, 2011. See “—A. Offer and Listing Details.”

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

Item 10.	Additional Information

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

The following is a summary of some of the terms of our common shares, based in particular on our articles of incorporation and the Luxembourg law of August 10, 1915 on commercial companies as amended by the law of August 10, 2016.

Adecoagro’s shares are governed by Luxembourg law and its articles of incorporation. More information concerning shareholders’ rights can be found in the Luxembourg law on commercial companies dated August 10, 1915, as amended by the law of 10 August 2016, as amended from time to time, and the articles of incorporation.

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

On March 27, 2015, Adecoagro commenced a series of transactions for the purpose of transfering the domicile of Adecoagro LP to Luxembourg. In connection with the Adecoagro LP redomiciliation, Adecoagro merged IFH into Adecoagro LP with Adecoagro LP as the surviving entity and Adecoagro GP S.à r.l., a société à responsibilitié limitée organized under the laws of Luxembourg, became the general partner of Adecoagro LP on April 1, 2015. Also on April 1, 2015, Adecoagro completed the redomiciliation of Adecoagro LP (Delaware) out of Delaware to Luxembourg and Adecoagro LP, without dissolution or liquidation, continued its corporate existence as Adecoagro LP S.C.S., a société en commandite simple organized under Luxembourg law, effective April 2, 2015. For a detailed description of the Adecoagro LP redomiciliation please see “Item 4. Information on the Company—A. History and Development of the Company—History. Since that date the affairs of Adecoagro LP S.C.S. have been governed by its articles of association and Luxembourg law.

Adecoagro is registered with the Luxembourg Registry of Trade and Companies under number B153681. Adecoagro has its registered office at 6 Rue Eugène Ruppert, L-2453, Luxembourg, Grand Duchy of Luxembourg.

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

In a general fashion it may grant assistance (by way of loans, advances, guarantees or securities or otherwise) to companies or other enterprises in which Adecoagro has an interest or which form part of the group of companies to which Adecoagro. belongs or any entity as Adecoagro may deem fit (including up stream or cross stream), take any controlling, management, administrative and/or supervisory measures and carry out any operation which it may deem useful in the accomplishment and development of its purposes.

Finally, Adecoagro can perform all commercial, technical and financial or other operations, connected directly or indirectly in all areas in order to facilitate the accomplishment of its purpose.

Share Capital

As of December 31, 2016 our issued share capital amounted to $183,572,722.50, represented by 122,381,815 shares in issue (of which 1,238,318 were treasury shares) with a nominal value of $1.50 each. All issued shares are fully paid up.

As of December 31, 2016 there were 121,600,229 common shares outstanding.

We have an authorized unissued share capital of $3,000,000,000, including the issued share capital as of December 31, 2016 of $183,572,722.50 and are authorized to issue up to 2,000,000,000 shares of a nominal value of $1.50 each (taking into account the shares issued as of December 31, 2016) out of such authorized share capital. Our unissued share capital as of December 31, 2016 is $2,816,427,277.50.

Our articles of incorporation authorize the board of directors to issue shares within the limits of the authorized un-issued share capital at such times and on such terms as the board or its delegates may decide for a period ending on April 20, 2012 (unless it is extended, amended or renewed and we currently intend to seek renewals and/or extensions as required from time to time). Accordingly, the board may issue shares up to the number of authorized un-issued shares pursuant to the above until the latter date against contributions in cash, contributions in kind or by way of incorporation of available reserves at such times and on such terms and conditions, including the issue price, as the board of directors or its delegate(s) may in its or their discretion resolve and the general meeting of shareholders has waived and has authorized the board of directors to waive, suppress or limit, any pre-emptive subscription rights of shareholders provided for by law to the extent it deems such waiver, suppression or limitation advisable for any issue or issues of shares within the authorized share capital. Further, on April 19, 2017 the extraordinary meeting of shareholders reduced such authorization to 5 years; this is, until April 20, 2021, in line with the amendments to the Luxembourg law of August 10, 2015 on commercial companies as amended by the law of August 10, 2016.

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

Under Luxembourg law, existing shareholders benefit from a preemptive subscription right on the issuance of shares for cash consideration. However, our shareholders have, in accordance with Luxembourg law, authorized the board to suppress, waive or limit any preemptive subscription rights of shareholders provided by law to the extent the board deems such suppression, waiver or limitation advisable for any issuance or issuances of shares within the scope of our authorized unissued share capital. Such shares may be issued above, at or below market value (down to zero) as well as by way of incorporation of available reserves and premium for a period ending on April 2021 (unless it is extended, amended or renewed and we currently intend to seek renewals and/or extensions as required from time to time). Further, on April 19, 2017 the extraordinary meeting of shareholders reduced the authorized un-issued share capital and related authorizations to five years; this is, until April 20, 2021, in line with the amendments to the Luxembourg law of August 10, 2015 on commercial companies as amended by the law of August 10, 2016.

Form and Transfer of shares

Our shares are issued in registered form only and are freely transferable. Luxembourg law does not impose any limitations on the rights of Luxembourg or non-Luxembourg residents to hold or vote our shares.

Under Luxembourg law, the ownership of registered shares is evidenced by the inscription of the name of the shareholder, the number of shares held by him or her in the register of shares of the Company. Each transfer of shares in the share register shall be effected by written declaration of transfer to be recorded in the register of shares, such declaration to be dated and signed by the transferor and the transferee, or by their duly appointed agents. We may accept and enter into the share register any transfer effected pursuant to an agreement or agreements between the transferor and the transferee, true and complete copies of which have been delivered to us.

We may appoint registrars in different jurisdictions, each of whom may maintain a separate register for the shares entered in such register. We have appointed Computershare as our New York registrar and transfer agent. The holders of our shares may elect to be entered in one of the registers and to be transferred from time to time from one register to another register provided that our board of directors may however impose transfer restrictions for shares that are registered, listed, quoted, dealt in, or have been placed in certain jurisdictions in compliance with the requirements applicable therein. The transfer to the register kept at the Company’s registered office may always be requested by a shareholder.

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

Issuance of Shares

Pursuant to Luxembourg law of August 10, 1915 on commercial companies as amended by the law of 10 August 2016, the issuance of shares in Adecoagro requires the approval by the general meeting of shareholders at the quorum and majority provided for the amendment of our articles of incorporation. See “—Amendment to the Articles of Incorporation” and “—General Meeting of Shareholders”. The general meeting of shareholders may however approve an authorized unissued share capital and authorize the board of directors to issue shares up to the maximum amount of such authorized unissued share capital for a maximum period of five years. The general meeting may amend, renew or extend such authorized share capital and authorization to the board of directors to issue shares.

We have currently an authorized unissued share capital of $3,000,000,000, including the issued share capital as of December 31, 2015 of $183,572,722.50, and are authorized to issue up to 2,000,000,000 shares of a nominal value of $1.50 each (taking into account the shares already issued) out of such authorized share capital. As of December 31, 2015 the un-issued share capital was $2,816,427,277.50. Our board has been authorized to issue shares within the limits of the authorized un-issued share capital at such times and on such terms as the board or its delegates may decide for a period ending on April 20, 2021 (unless it is extended, amended or renewed and we currently intend to seek renewals and/or extensions as required from time to time). Further, on April 19, 2017 the extraordinary meeting of shareholders reduced the authorized un-issued share capital and related authorizations to 5 years; until April 20, 2021, in line with the amendments to the Luxembourg law of August 10, 1915 on commercial companies as amended by the law of August 10, 2016. Accordingly, the board may issue shares up to the total number of authorized un-issued shares until the latter date against contributions in cash, contributions in kind or by way of incorporation of available reserves at such times and on such terms and conditions, including the issue price, as the board of directors or its delegate(s) may in its or their discretion resolve while waiving, suppressing or limiting, any pre-emptive subscription rights of shareholders provided for by law to the extent it deems such waiver, suppression or limitation advisable for any issue or issues of shares within the authorized share capital.

Our articles provide that no fractional shares may be issued.

Our shares have no conversion rights and there are no redemption or sinking fund provisions applicable to our common shares.

Preemptive Rights

Unless limited or cancelled by the board of directors as described above, holders of our shares have a pro rata preemptive right to subscribe for any new shares issued for cash consideration. Our articles provide that, in the event of an increase of the issued share capital by the board of directors within the limits of the authorized un-issued share capital, preemptive rights can be waived, suppressed or limited by the board of directors for a period ending on April 20, 2021. On April 19, 2017 the extraordinary meeting of shareholders reduced such authorization to 5 years; until April 20, 2021, in line with the amendments to the Luxembourg law of August 10, 1915 on commercial companies as amended by the law of August 10, 2016.

Repurchase of Shares

We cannot subscribe for our own shares.

We may, however, repurchase issued shares or have another person repurchase issued shares for our account, subject in particular to the following conditions:

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

The general meeting of shareholders has authorized that the Company, and/or any wholly-owned subsidiary (and/or any person acting on their behalf), may purchase, acquire, receive or hold shares in the Company under article 49-2 of the Luxembourg law of August 10, 1915, from time to time up to 20% of the issued share capital, on the following terms and on such terms as referred to below and as shall further be determined by the board of directors of the Company, such authorization being valid (subject to renewal) for a period of five years from January 10, 2011. Such period was extended in the extraordinary meeting of shareholders held on April 20, 2016 for five more years, ending on April 20, 2021.

Acquisitions may be made in any manner including without limitation, by tender or other offer(s), buyback program(s), over the stock exchange or in privately negotiated transactions or in any other manner as determined by the board of directors (including derivative transactions or transactions having the same or similar economic effect than an acquisition).

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

(ii) in case of a tender offer (or if deemed appropriate by the board of directors, a buyback program),

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

A share repurchase program was approved by the board of directors of the Company on September 12, 2013 to acquire up to 5% of the total outstanding share capital of the Company to be held as treasury shares (the “Share Repurchase Program”). The Share Repurchase Program was implemented in compliance with the authorization granted by the general meeting of shareholders of the Company, any applicable law, rules or regulations described above and the following limits approved by the board of directors of the Company. The Share Repurchase Program was approved for a period of 12 months from September 23, 2014 (the date of its announcement) or until reaching the maximum number of shares authorized under the Share Repurchase Program, whichever occurs first. The Share Repurchase Program was renewed by decision of the Board of Directors on August 11, 2015 and on August 9, 2016 for an additional period of 12 months, ending on September 23, 2017 or until reaching the maximum number of shares authorized under the Program, whichever occurs first. In April 4, 2017, the board of directors amended the Share Repurchase Program to include repurchases under Open Market Transactions, in reliance on the “safe harbour” from liability for manipulation provided by Rule 10b-18 of the Securities Exchange Act and in privately negotiated transactions.

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

The annual general meeting of shareholders of Adecoagro as well as any other meetings of shareholders shall be held in the Grand Duchy of Luxembourg at such place and time as indicated in the notice of the meeting.

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

Our board of directors may determine a date preceding a general meeting as the record date for admission to such general meeting. When convening a general meeting of shareholders, we will publish the convening notice (which must be published at least fifteen days before the meeting) in the Recueil Électronique des Sociétés et Association, and in a Luxembourg newspaper and in the case the shares of the Company are listed on a regulated market, in accordance with the publicity requirements of such regulated market applicable to the Company. If all of the shareholders are present or represented at a general meeting of shareholders, the general meeting may be held without prior notice or publication. These convening notices must contain the agenda of the meeting and set out the conditions for attendance and representation at the meeting.

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

Extraordinary general meetings of shareholders are convened to resolve in particular upon an amendment to the articles of incorporation and certain other limited matters including those described below and are generally subject to the quorum and majority requirements described below. All other general meetings of shareholders are ordinary general meetings of shareholders.

Ordinary General Meetings of Shareholders. At an ordinary general meeting of shareholders there is no quorum requirement, and resolutions are adopted by a simple majority of the votes validly cast, irrespective of the number of shares represented. Abstentions are not considered “votes”.

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

Irrespective of whether the proposed actions described in the preceding paragraph will be subject to a vote at the first or a subsequent extraordinary general meeting of shareholders, such actions are generally subject to the approval of at least two-thirds of the votes validly cast at such extraordinary general meeting of shareholders (except in limited circumstances provided for by Luxembourg law). Abstentions are not considered “votes”.

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

Annual Accounts

Each year the board of directors must prepare annual accounts, that is, an inventory of the assets and liabilities of Adecoagro together with a balance sheet and a profit and loss account. The board of directors must also prepare, each year, consolidated accounts and management reports on the annual accounts and consolidated accounts. The annual accounts, the consolidated accounts, the management report and the auditor’s reports must be available for inspection by shareholders at the registered office of Adecoagro at least 8 calendar days prior to the date of the annual general meeting of shareholders.

The annual accounts and the consolidated accounts, after approval by the annual general meeting of shareholders, will need to be filed with the Luxembourg registry of trade and companies within one month after the approval and no more than seven months after the close of the financial year.

Information Rights

Luxembourg law gives shareholders limited rights to inspect certain corporate records 8 calendar days prior to the date of the annual general meeting of shareholders, including the annual accounts with the list of directors and auditors, the consolidated accounts, the notes to the annual accounts and the consolidated accounts, a list of shareholders whose shares are not fully paid-up, the management reports, the auditor’s report and in case of amendments to the articles, the text of the proposed amendments and the draft of the resulting consolidated articles.

Any registered shareholder is entitled to receive a copy of the annual accounts, the consolidated accounts, the auditor’s reports and the management reports free of charge 8 calendar days prior to the date of the annual general meeting of shareholders upon request.

Under Luxembourg law, it is generally accepted that a shareholder has the right to receive responses to questions concerning items on the agenda for a general meeting of shareholders, if such responses are necessary or useful for a shareholder to make an informed decision concerning such agenda item, unless a response to such questions could be detrimental to our interests.

One or more shareholders representing at least 10% of the share capital or 10% of the votes attached to all existing securities may ask the board of directors written questions on one or more management operations (opérations de gestion) of the company and, as the case may be, of subsidiaries it controls. In the latter case, the request must be assessed in view of the interest of the companies included within the consolidation. In the absence of response within a period of one month, these shareholders may apply to the court for the appointment of experts instructed to submit a report on the management operations targeted in the question.

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

No director or member of any committee shall, solely as a result of being a director, be prevented from contracting with us, either with regard to his tenure of any office or place of profit or as vendor, purchaser or in any other manner whatsoever, nor shall any contract in which any director or member of any committee is in any way interested be liable to be avoided, in account of his position as director or member of any committee nor shall any director or member of any committee who is so interested be liable to account for us or the shareholders for any remuneration, profit or other benefit realized by the contract by reason of the director or member of any committee holding that office or of the fiduciary relationship thereby established.

Any director or, as the case may be, member of any committee having a direct or indirect interest in a transaction conflicting with our interest, which has to be considered by the board of directors or the relevant committee, as the case may be, shall be obliged to advise the board or the committee thereof and to cause a record of his statement to be included in the minutes of the meeting. He may not take part in these deliberations nor in the vote of the resolution. At the next following general meeting or board of directors’ meeting, before any resolution is put to vote, a special report shall be made on any transactions in which any of the directors or members of any committee may have had an interest conflicting with our interest.

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

Transfer Agent and Registrar

The transfer agent and registrar for our common shares is Computershare. The holders of our shares may elect to be entered in one of the registers and to be transferred from time to time from one register to another register provided that our board of directors may however impose transfer restrictions for shares that are registered, listed, quoted, dealt in, or have been placed in certain jurisdictions in compliance with the requirements applicable therein. The transfer to the register kept in Luxembourg may always be requested by a shareholder.

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

Most foreign exchange restrictions and restrictions on transfer of funds into and out of Argentina that had been enacted since 2011, were lifted by the Macri administration in December 2016, reestablishing Argentine residents’ rights to purchase and remit outside of Argentina foreign currency with no maximum amount and without specific allocation or prior approval.

In December 2015, in line with the economic reforms implemented by the new administration, the Argentine Ministry of Treasury issued Resolution No. 3/2015 which eliminated the requirement to maintain a registered, non-transferable and non-interest bearing deposit by reducing the amount of the deposit from 30% to 0%. Consequently, such deposit is no longer applicable to, among other transactions, foreign financial debts, inflows of funds of non-residents and repatriations by residents. In addition, pursuant to Resolution No. 1-E/2017 dated January 5, 2017, the minimum period of time (120 days) that proceeds from new financial indebtedness (incurred by residents granted by foreign creditors) and portfolio investments of non residents were required to remain in Argentina pursuant to Resolution No. 3/2015 was reduced to zero. The Argentine Ministry of Treasury is entitled to modify the percentage of and period that funds must be kept in Argentina when a change in the macroeconomic situation so requires.

In addition, on August 6, 2016, the Argentine Central Bank issued Communication “A” 6037, which repealed most of the restrictions to purchase currency and those relating to the inflow and outflow of funds into and from Argentina (except for the obligation of Argentine exporters of goods and services to repatriate to the FX Market foreign currency proceeds from exportation transactions, such as receivables relating to the exportation of goods, which shall also be settled through the foreign exchange market).

The following is a description of the main aspects of the Argentine Central Bank’s regulations relating to the inflows and outflows of funds into and from Argentina:

Inflows

Pursuant to Communication “A” 5265 issued by the Argentine Central Bank, any financial debts incurred with foreign creditors by both the non-financial and financial private sector had to be settled through the foreign exchange market. This requirement was eliminated by Communication “A” 6037, which abrogated Communication “A” 5850, dated December 17, 2015, allowing Argentine borrowers to keep proceeds outside of Argentina and eliminated the requirement to repatriate and exchange proceeds into pesos when repaying debts through the MULC.

Pursuant to Resolution No. 1-E/2017, the minimum period of 120 calendar days, imposed by Resolution No. 3/2015, that proceeds received from foreign financial debt had to be kept in Argentina was reduced to zero.

Outflows

Communication “A” 6037 abrogated Communication “A” 5264 and partially abrogated Communication “A” 5265, together with their amendments and supplementary regulations, specifically Communications “A” 5850, 5890 and 6011; which regulated, among others, the requirements to access the FX Market to pay principal and interest services of foreign debts.

Currently, access to the FX Market to pay interest accrued from the disbursement of funds is subject to verification by the relevant financial entities that the borrower accessing the MULC has duly filed, as applicable, the statement of debt required by Communication “A” 3602, as amended from time to time, or the statement of direct investments provided by Communication “A” 4237, as amended from time to time.

Pursuant to Resolution No. 1-E/2017, the minimum period of 120 calendar days, imposed by Resolution No. 3/2015, that proceeds from financial external indebtedness had to be kept in Argentina, was reduced to zero, notwithstanding whether or not the debt is repaid through the FX Market. Additionally, access to the FX Market for payment of principal is subject to verification by the relevant financial entity that the borrower has duly filed the statement of debt required by Communication “A” 3602, as amended from time to time.

Communication “A” 6137, issued by the Argentine Central Bank on December 30, 2016, eliminated the requirement to repatriate and exchange funds obtained from the exportation of services into Argentine pesos through the FX Market. Such requirement remains applicable only for exported services included in the FOB (free on board) and/or CIF (cost insurance and freight) value of exported goods (which is not applicable to the types of services exported by the company). Pursuant to Resolution No. 47-E/2017, the term established to comply with the requirement of transferring into Argentina and selling for Pesos in the FX Market all foreign currency proceeds from exports of goods was extended from five to ten years.

For additional information regarding all current foreign exchange restrictions and exchange control regulations in Argentina, investors should consult their legal advisors and read the applicable rules mentioned herein, as well as any amendments and complementary regulations, which are available at the Argentine Ministry of Treasury’s website: www.economia.gob.ar, or the Argentine Central Bank’s website: www.bcra.gob.ar.

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

Luxembourg resident corporate holders

Capital gains realized upon the disposal of shares by a fully taxable resident corporate holder will in principle be subject to corporate income tax and municipal business tax. The combined applicable rate (including an unemployment fund contribution) is 27.08% for the fiscal year ending 2017 for a corporate holder established in Luxembourg-City. An exemption from such taxes may be available to the holder pursuant to article 166 of the Luxembourg Income Tax Law subject to the fulfilment of the conditions set forth therein. The scope of the capital gains exemption can be limited in the cases provided by the Grand Ducal Decree of December 21, 2001.

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

A corporate non-Luxembourg Holder, which has no permanent establishment in Luxembourg to which the shares are attributable, will bear corporate income tax on a gain realized on a disposal of such shares under the same conditions applicable to an individual non-Luxembourg Holder, as set out above. In principle a corporate non-Luxembourg holders is only subject to taxation under (ii) above and not to taxation under (i) above. This result obtains from the provision that when a corporate Luxembourg holder migrates abroad and becomes a corporate non-Luxembourg holders, at that moment in time such holder is deemed liquidated for Luxembourg tax purposes and taxation applies at the moment in time.

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

Material U.S. Federal Income Tax Considerations for U.S-. Holders

The following is a discussion of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of our common shares. This discussion applies only to beneficial owners of common shares that are “U.S. Holders” (as defined below), who have purchase our common shares in the open market and that hold our common shares as “capital assets” for U.S. federal income tax purposes (generally, property held for investment). This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, (the “Code”), final, temporary and proposed Treasury regulations, administrative pronouncements and judicial decisions, all as currently in effect and all of which are subject to change (possibly with retroactive effect) and to differing interpretations.

This discussion does not address all U.S. federal income tax considerations that may be relevant to a particular holder based on its particular circumstances, and you are urged to consult your own tax advisor regarding your specific tax situation. For example, the discussion does not address the tax considerations that may be relevant to U.S. Holders in special tax situations, such as:

•	insurance companies;
•	tax-exempt organizations (including private foundations);
•	brokers or dealers in securities or currencies and traders in securities that elect to mark to market;
•	banks and financial institutions;
•	partnerships or other pass-through entities;
•	real estate investment trusts and regulated investment companies;
•	companies that accumulate earnings to avoid U.S. federal income tax;
•	persons who acquire common shares through the exercise of options or other compensation arrangements;
•	S corporations;
•	holders whose functional currency for U.S. federal income tax purposes is not the U.S. dollar or that hold shares through non-U.S. brokers of other non-U.S. intermediaries;
•	certain former U.S. citizens or residents or U.S. expatriates;
•	holders that hold our common shares as part of a hedge, straddle or conversion or other integrated transaction; or
•	holders that own, directly, indirectly, or constructively, 10% or more of the total combined voting power of our common shares.

This discussion does not address the alternative minimum tax consequences of owning common shares or the indirect consequences to holders of equity interests in partnerships or other entities that own our common shares. Moreover, this discussion does not address the state, local and foreign tax consequences of owning our common shares, or any aspect of U.S. federal tax law (such as the estate, generation-skipping and gift tax) other than U.S. federal income taxation.

You are a “U.S. Holder” if you are a beneficial owner of our common shares and you are, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;
•	a corporation, or any other entity taxable as a corporation, created or organized in or under the laws of the United States or any State thereof, including the District of Columbia;
•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
•	a trust (a) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (b) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person for federal income tax purposes.

If a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) owns our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partnership that owns our common shares, and partners in such a partnership, should consult their own tax advisors.

You should consult your own tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of purchase, ownership and disposition of our common shares in your particular circumstances.

Passive Foreign Investment Company (“PFIC”) Rules

U.S. Holders generally will be subject to a special, generally adverse tax regime that would differ in certain material respects from the tax treatment described below if we are, or were to become, a PFIC for U.S. federal income tax purposes.

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

Although the determination of whether a corporation is a PFIC is made annually, and thus may be subject to change, we do not believe that we were a PFIC for U.S. federal income tax purposes for our most recently completed taxable year, nor that we will be one for our current taxable year. The remainder of this discussion assumes that we are not a PFIC.

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

Medicare Contribution Tax on Unearned Income

Certain U.S. Holders that are individuals, estates or trusts will be subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their dividend income and net gains from the disposition of common shares. Each U.S. holder that is an individual, estate or trust is urged to consult its tax advisors regarding the applicability of the Medicare tax to its income and gains in respect of its investment in the common shares.

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

In the normal course of business, we are exposed to commodity price and interest rate risks, primarily related to our crop production activities and changes in exchange rates and interest rates. We manage our exposure to these risks through the use of various financial instruments, none of which are entered into for trading purposes. We have established policies and procedures governing the use of financial instruments, specifically as they relate to the type and volume of such financial instruments. Our use of financial derivative instruments is associated with our core business and is regulated by internal control policies. For further information on our market risks, please see Note 2 to our Consolidated Financial Statements.

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

a) Disclosure Controls and Procedures

Our company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, of the effectiveness of our disclosure controls and procedures as of December 31, 2016. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on this evaluation, our company’s Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective as of December 31, 2016.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedure may deteriorate. The Company, with the participation of its Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2016.

We assessed the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2016. In making this assessment, management used the criteria established in “Internal Control — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). As a result of this assessment, the Company’s management has determined that the Company’s internal control over financial reporting was effective as of December 31, 2016.

c) Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2016 has been audited by Price Waterhouse & Co S.R.L, an independent registered public accounting firm, our independent auditor, as stated in their report which is included herein at page F-2 of our Consolidated Financial Statements.

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

Item 16.

A.	Audit Committee Financial Expert

Our audit committee consists of four independent directors: Mr. Plínio Musetti, Mr. Mark Schachter, Mr. Daniel González and Mr. Andrés Velasco Brañes. Our board of directors has determined that Mr. Mark Schachter has the attributes of an “audit committee financial expert” and is independent within the meaning of this Item 16A and satisfies the financial literacy requirements of the NYSE.

B.	Code of Ethics

We have adopted a code of ethics and business conduct that applies to our directors, executive officers and all employees. The text of our code of ethics is posted on our web site at: www.adecoagro.com.

C.	Principal Accountant Fees and Services

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

	For the year ended December 31,
	(in thousands of $)
	2016	2015
Audit Fees (1)	1,233	1,208
Tax fees (2)	25	-
Total	1,233	1,208

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our consolidated financial statements and internal control over financial reporting of the Company, the statutory financial statements of the Company and its subsidiaries, and any other audit services required for the SEC or other regulatory filings.

(2)	"Tax fees" includes fees for permitted tax compliance and tax advisory services rendered by our principal auditors.

During the fiscal year ended December 31, 2016 and 2015, no non-audit-related services were provided by our principal auditors.

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

D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

	(a) Total Number of Shares (Units) Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that may yet be Purchased Under the Plans or Programs
09/01/2013 - 09/30/2013	55,899	7.52	55,899	6,063,192
10/01/2013 - 10/31/2013	74,676	7.61	74,676	5,988,516
11/01/2013 - 11/30/2013	59,273	7.88	59,273	5,929,243
12/01/2013 -12/31/2013	464,606	7.84	464,606	5,464,637
01/01/2014/ - 01/31/2014	785,517	7.71	785,517	4,679,120
02/01/2014 - 02/28/2014	828,883	7.69	828,883	3,850,237
03/01/2014 - 03/31/2014	74,992	7.84	74,992	3,775,245
08/01/2015 - 08/31/2015	2,747	7.98	2,747	6,063,192
09/01/2015 - 09/30/2015	37,052	7.93	37,052	6,026,140
10/01/2015 - 10/31/2015	448	7.99	448	6,025,692
09/01/2016 - 09/30/2016	93,939	10.95	93,939	6,063,192
11/01/2016 - 11/30/2016	38,949	10.79	38,949	6,024,243
12/01/2016 - 12/31/2016	323,844	10.26	323,844	5,700,399
01/01/2017 - 01/31/2017	114,079	10.79	114,079	5,586,320
04/01/2017- 04/30/2017	73,059	11.14	73,059	5,513,261
Total	2,970,363	8.28	2,970,363

The total number of shares purchased set forth above were purchased pursuant to the Company´s Repurchase Program adopted on September 12, 2013. See “Item 10 – Additional Information – Repurchase of Shares”.

F.	Change in Registrant’s Certifying Accountant

Not applicable.

G.	Corporate Governance

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

H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

We have responded to Item 18 in lieu of responding to this item.

Item 18.	Financial Statements.

See pages F-1 through F-90 of this annual report.

Item 19.	Exhibits

Exhibit Number	Description
1.1	Amended and Restated Articles of Association of Adecoagro S.A. dated April 20,2016.

4.1	Loan Agreement, dated December 19, 2008, between Adeco Agropecuaria S.A., Pilagá S.R.L. and Inter-American Development Bank, previously filed as exhibit 10.1 to the Company’s registration statement on Form F-1 (File No. 333-171683) filed with the Securities and Exchange Commission on January 13, 2011 (“Form F-1”) and incorporated by reference herein.

4.2	First Amendment Offer to Loan Agreement, dated February 20, 2009, between Adeco Agropecuaria S.A., Pilagá S.R.L. and Inter-American Development Bank, previously filed as exhibit 10.2 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.3	Second Amendment Offer to Loan Agreement, dated December 29, 2009, between Adeco Agropecuaria S.A., Pilagá S.R.L. and Inter-American Development Bank, previously filed as exhibit 10.3 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.4	Third Waiver Request to Loan Agreement, dated March 30, 2010, between Adeco Agropecuaria S.A., Pilagá S.R.L. and Inter-American Development Bank, previously filed as exhibit 10.4 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.5	Fourth Amendment Offer to Loan Agreement, dated May 14, 2010, between Adeco Agropecuaria S.A., Pilagá S.R.L. and Inter-American Development Bank, previously filed as exhibit 10.5 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.6	Fifth Amendment Offer to Loan Agreement, dated November 8, 2010, between Adeco Agropecuaria S.A., Pilagá S.R.L. and Inter-American Development Bank, previously filed as exhibit 10.37 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.7	Amendment Offer to Loan Agreement, dated March 24, 2011, between Adeco Agropecuaria S.A., Pilagá S.R.L. and Inter-American Development Bank, previously filed as Exhibit 4.7 to the Company’s annual report on Form 20-F for the year ended December 31, 2011 and incorporated herein by reference.

4.8	Amendment Offer 02/2011 to Loan Agreement, dated November 9, 2011, between Adeco Agropecuaria S.A., Pilagá S.A. and Inter-American Development Bank, previously filed as Exhibit 4.8 to the Company’s annual report on Form 20-F for the year ended December 31, 2011 and incorporated herein by reference.

4.9	Senior Secured Loan Facility, dated July 28, 2010, between Angélica Agroenergia Ltda. and Deutsche Bank AG, London Branch, previously filed as exhibit 10.6 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.10	Export Prepayment Financing Agreement, dated July 13, 2007, between Angélica Agroenergia Ltda. and a syndicate of banks, previously filed as exhibit 10.7 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.11	First Amendment to Export Prepayment Financing Agreement, dated March 4, 2010, between Angélica Agroenergia Ltda. and a syndicate of banks, previously filed as exhibit 10.8 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.12	English translation of Financing Agreement through BNDES Repasse, dated February 1, 2008, between Adeco Brasil Participações S.A. and a syndicate of banks, previously filed as exhibit 10.9 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.13	English translation of First Amendment to Financing Agreement BNDES Repasse, dated July 1, 2008, between Angélica Agroenergia Ltda. and a syndicate of banks, previously filed as exhibit 10.10 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.14	English translation of Second Amendment to Financing Agreement BNDES Repasse, dated March 4, 2010, between Angélica Agroenergia Ltda. and a syndicate of banks, previously filed as exhibit 10.11 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.15	English translation of Credit Facility, dated July 30, 2010, between Angélica Agroenergia Ltda. and Banco do Brasil S.A., previously filed as exhibit 10.12 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.16	Unit Issuance Agreement, dated February 16, 2006, between International Farmland Holdings LLC and Usina Monte Alegre S.A., previously filed as exhibit 10.13 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.17	Share Purchase and Sale Agreement, dated February 16, 2006, between International Farmland Holdings LLC and Usina Monte Alegre S.A., previously filed as exhibit 10.14 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.18	Right of First Offer Agreement, dated February 16, 2006, between International Farmland Holdings LLC and Usina Monte Alegre S.A., previously filed as exhibit 10.15 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.19	Supply Offer Letter for milk, dated November 7, 2007, between La Lácteo S.A. and Adeco Agropecuaria S.R.L., previously filed as exhibit 10.16 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.20	Amendment to Supply Offer Letter for milk, dated February 1, 2010, between La Lácteo S.A. and Adeco Agropecuaria S.R.L., previously filed as exhibit 10.17 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.21	Commercial Contract for sugar, dated March 23, 2010, between Angélica Agroenergia Ltda. and Bunge International Commerce Ltd., previously filed as exhibit 10.18 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.22	Amendment to Commercial Contract for sugar, dated June 17, 2010, between Angélica Agroenergia Ltda. and Bunge International Commerce Ltd., previously filed as exhibit 10.19 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.23	English translation of Consignment Contract, dated February 19, 2000, between Molinos Ala S.A. (currently Pilagá S.R.L.) and Establecimiento Las Marías S.A.C.I.F.A., previously filed as exhibit 10.20 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.24	English translation of Sale Agreement, dated July 8, 2009, between Pilagá S.R.L. and Galicia Warrants S.A., previously filed as exhibit 10.21 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.25	English translation of Mortgage, dated July 8, 2009, between Pilagá S.R.L. and Galicia Warrants S.A., previously filed as exhibit 10.22 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.26	English translation of Reserve Power Agreement, dated February 6, 2009, between Angélica Agroenergia Ltda. and Câmara de Comercialização de Energia Elétrica, previously filed as exhibit 10.23 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.27	English translation of Energy Purchase Contract, dated January 19, 2009, between Usina Monte Alegre Ltda. and Cemig Geração e Transmissão S.A., previously filed as exhibit 10.24 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.28	English translation of Energy Distribution Contract, dated June 3, 2008 between Angélica Agroenergia Ltda. and Empresa Energética do Mato Grosso do Sul., previously filed as exhibit 10.25 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.29	English translation of First Amendment to Energy Distribution Contract, dated April 6, 2009 between Angélica Agroenergia Ltda. and Empresa Energética do Mato Grosso do Sul., previously filed as exhibit 10.26 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.30	English translation of Second Amendment to Energy Distribution Contract, dated May 1, 2010 between Angélica Agroenergia Ltda. and Empresa Energética do Mato Grosso do Sul., previously filed as exhibit 10.27 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.31	English translation of Sale Agreement for cattle, dated December 14, 2009, between Adeco Agropecuaria S.A. and Quickfood S.A., previously filed as exhibit 10.29 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.32	English translation of First Amendment to Sale Agreement for cattle, dated December 16, 2009, between Adeco Agropecuaria S.A. and Quickfood S.A., previously filed as exhibit 10.30 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.33	English translation of Second Amendment to Sale Agreement for cattle, dated December 17, 2009, between Adeco Agropecuaria S.A. and Quickfood S.A., previously filed as exhibit 10.31 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.34	English translation of Stock Purchase Agreement, dated August 23, 2010, between Kadesh Hispania, S.L., Leterton España, S.L. and Dinaluca S.A., previously filed as exhibit 10.32 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.35	Form of Registration Rights Agreement between Adecoagro S.A. and certain shareholders, previously filed as exhibit 10.33 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.36	Second Amendment to Export Prepayment Financing Agreement, dated December 14, 2010, between Angélica Agroenergia Ltda. and a syndicate of banks, previously filed as exhibit 10.38 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.37	English translation of Third Amendment to Financing Agreement BNDES Repasse, dated December 14, 2010, between Angélica Agroenergia Ltda. and a syndicate of banks, previously filed as exhibit 10.39 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.38	English translation of First Amendment to Credit Facility, dated December 18, 2010, between Angélica Agroenergia Ltda. and Banco do Brasil S.A., previously filed as exhibit 10.40 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.39	Stock Subscription Agreement, dated January 6, 2011, between Adecoagro S.A. and Al Gharrafa Investment Company, previously filed as exhibit 10.41 to the Company’s registration statement on Form F-1 and incorporated by reference herein.

4.40	English translation of Promise to Sell, dated December 21, 2010, between Kelizer S.C.A. and Las Mesetas S.A., previously filed as exhibit 4.40 to the Company’s Annual Report on Form 20- for fiscal year-end 2010 and incorporated by reference herein.

4.41	English translation of Stock Purchase Agreement, dated August 18, 2011, between Kadesh Hispania, S.L., Leterton España, S.L. and Compañía Agroforestal de Servicios y Mandatos S.A., previously filed as Exhibit 4.41 to the Company’s annual report on Form 20-F for the year ended December 31, 2011 and incorporated herein by reference.

4.42	English translation of Stock Purchase Agreement, dated August 19, 2011, between Kadesh Hispania, S.L., Leterton España, S.L. and Simoneta S.A., previously filed as Exhibit 4.42 to the Company’s annual report on Form 20-F for the year ended December 31, 2011 and incorporated herein by reference.

4.43	Export Prepayment Facility, dated November 5, 2014 by and among Adecoagro Vale do Ivinhema S.A., Adecoagro Brasil Participacoes S.A., Usina Monte Alegre Ltda., ING Captal LLC, Rabobank Curacao N.V., ING Bank N.V., ING BANK N.V. Sao Paulo Branch and other Lenders party thereto.

4.44	Export Prepayment Finance Agreement dated December 20, 2016 by and among Adecoagro Vale Do Ivinhema S.A., as borrower, Adecoagro Brasil Participacoes S.A., Adeco Agropecuaria Brasil Ltda., and Usina Monte Alegre Ltda., as guarantors, ING Capital LLC, Cooperative Rabobank U.A., as arrangers and bookmakers, Banco Rabobank International Brasil S.A., as administrative agent and collateral agent, Cooperative Rabobank U.A., as collection account agent and paying agent, and the Lenders party thereto.

4.45

Export Prepayment Facility Agreement, dated as of November 5, 2014, by and among Adecoagro Vale Do Ivinhema S.A, as Borrower, Adecoagro Brasil Participacoes S.A. and Usina Monte Alegre Ltda., as Guarantors, ING Capital LLC and Rabobank Curacao N.V., as Mandated Lead Arrangers and Bookrunners, ING Bank N.V., as Administrative Agent and Collateral Agent, ING Bank N.V., Sao Paulo Branch, as Brazilian Collateral Agent and the Lenders party thereto.

4.46	Export Prepayment Facility Agreement, dated as of August 3, 2015, by and among Adecoagro Vale Do Ivinhema S.A, as Borrower, Adecoagro Brasil Participacoes S.A., Adeco Agropecuaria Brasil S.A. and Usina Monte Alegre Ltda., as Guarantors, ING Capital LLC and Rabobank Curacao N.V., as Mandated Lead Arrangers and Bookrunners, ING Bank N.V., as Administrative Agent and Collateral Agent, ING Bank N.V., Sao Paulo Branch, as Brazilian Collateral Agent and the Lenders party thereto.

8.1	Subsidiaries of Adecoagro S.A. as of April 30, 2015.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Cushman & Wakefield Argentina S.A.

15.2	Consent of Price Waterhouse & Co. S.R.L.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Adecoagro S.A.

/s/ Mariano Bosch
Name: Mariano Bosch
Title: Chief Executive Officer

Date: April 27, 2017

Adecoagro S.A.

Consolidated Financial Statements as of December 31, 2016, 2015 and 2014 and for the years ended December 31, 2016, 2015 and 2014

Report of Independent Registered Public Accounting Firm

To the Shareholders of

Adecoagro S.A.

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of income, comprehensive income, changes in shareholders’s equity and cash flows present fairly, in all material respects, the financial position of Adecoagro S.A. and its subsidiaries at December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Annual Report on Internal Control over Financial Reporting” included in Item 15 of this Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 32.1, the company changed the manner in which it accounts for biological assets and property, plant and equipment.

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

Buenos Aires, Argentina.
April 24, 2017

PRICE WATERHOUSE & CO. S.R.L.
by /s/ Marcelo de Nicola (Partner)
Marcelo de Nicola

F- 2

Legal information

Denomination: Adecoagro S.A.

Legal address: Vertigo Naos Building, 6, Rue Eugène Ruppert, L-2453, Luxembourg

Company activity: Agricultural and agro-industrial

Date of registration: June 11, 2010

Expiration of company charter: No term defined

Number of register (RCS Luxembourg): B153.681

Capital stock: 122,381,815 common shares (of which 1,238,318 are treasury shares)

F- 3

Adecoagro S.A.

Consolidated Statements of Income

for the years ended December 31, 2016, 2015 and 2014

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2016	2015 (*)	2014 (*)

Sales of goods and services rendered	4	869,235	674,314	722,966
Cost of goods sold and services rendered	5	(678,581)	(557,786)	(605,325)
Initial recognition and changes in fair value of biological assets and agricultural produce	15	125,456	54,528	100,216
Changes in net realizable value of agricultural produce after harvest		(5,841)	14,691	3,401
Margin on Manufacturing and Agricultural Activities Before Operating Expenses		310,269	185,747	221,258
General and administrative expenses	6	(50,750)	(48,425)	(52,695)
Selling expenses	6	(80,673)	(70,268)	(78,864)
Other operating income, net	8	(8,297)	31,066	11,977
Share of loss of joint venture	16	-	(2,685)	(924)
Profit from Operations		170,549	95,435	100,752
Finance income	9	7,957	9,150	7,291
Finance costs	9	(165,380)	(116,890)	(86,472)
Financial results, net	9	(157,423)	(107,740)	(79,181)
Profit / (Loss) Before Income Tax		13,126	(12,305)	21,571
Income tax (expense) / benefit	10	(9,387)	7,954	(10,535)
Profit / (Loss) for the Year		3,739	(4,351)	11,036

Attributable to:
Equity holders of the parent		2,039	(5,593)	11,116
Non-controlling interest		1,700	1,242	(80)

Earnings / (Loss) per share from operations attributable to the equity holders of the parent during the year:
Basic earnings per share	11	0.017	(0.046)	0.092
Diluted earnings per share	11	0.017	(0.046)	0.091

(*): The prior years have been adjusted to reflect the Company’s adoption of amendments to IAS 16 and IAS 41 as further described in Note 32.

The accompanying notes are an integral part of these consolidated financial statements.

F- 4

Adecoagro S.A.

Consolidated Statements of Comprehensive Income

for the years ended December 31, 2016, 2015 and 2014

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	2016	2015 (*)	2014 (*)

Profit / (Loss) for the year	3,739	(4,351)	11,036
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	39,496	(178,146)	(101,959)
Cash flow hedge, net of tax (Note 2)	100,615	(94,851)	(27,287)
Other comprehensive income / (loss) for the year	140,111	(272,997)	(129,246)
Total comprehensive income / (loss) for the year	143,850	(277,348)	(118,210)

Attributable to:
Equity holders of the parent	143,603	(275,077)	(117,744)
Non-controlling interest	247	(2,271)	(466)

(*): The prior years have been adjusted to reflect the Company’s adoption of amendments to IAS 16 and IAS 41 as further described in Note 32.

The accompanying notes are an integral part of these consolidated financial statements.

F- 5

Adecoagro S.A.

Consolidated Statements of Financial Position

as of December 31, 2016, 2015 and 2014

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2016	2015 (*)	2014 (*)
ASSETS
Non-Current Assets
Property, plant and equipment, net	12	802,608	696,889	991,581
Investment property	13	2,666	4,796	6,675
Intangible assets, net	14	17,252	16,661	23,778
Biological assets	15	8,516	6,476	8,881
Investments in joint ventures	16	-	-	2,752
Deferred income tax assets	10	38,586	68,744	42,072
Trade and other receivables, net	18	17,412	21,795	50,590
Other assets		566	651	587
Total Non-Current Assets		887,606	816,012	1,126,916
Current Assets
Biological assets	15	136,888	105,342	115,855
Inventories	19	111,754	85,286	117,106
Trade and other receivables, net	18	157,528	145,011	164,526
Derivative financial instruments	17	3,398	4,849	7,966
Other assets		24	-	-
Cash and cash equivalents	20	158,568	198,894	113,795
Total Current Assets		568,160	539,382	519,248
TOTAL ASSETS		1,455,766	1,355,394	1,646,164
SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	22	183,573	183,573	183,573
Share premium	22	937,250	937,674	933,044
Cumulative translation adjustment		(527,364)	(568,316)	(397,560)
Equity-settled compensation		17,218	16,631	16,735
Cash flow hedge	2	(37,299)	(137,911)	(43,064)
Treasury shares		(1,859)	(1,936)	(2,840)
Reserve from the sale of non-controlling interests in subsidiaries	21	41,574	41,574	25,508
Retained earnings		50,998	48,795	54,242
Equity attributable to equity holders of the parent		664,091	520,084	769,638
Non-controlling interest		7,582	7,335	7,589
TOTAL SHAREHOLDERS EQUITY		671,673	527,419	777,227
LIABILITIES
Non-Current Liabilities
Trade and other payables	25	1,427	1,911	2,391
Borrowings	26	430,304	483,651	491,324
Deferred income tax liabilities	10	14,689	15,636	39,635
Payroll and social liabilities	27	1,235	1,236	1,278
Derivatives financial instruments	17	662	119	39
Provisions for other liabilities	28	3,299	1,653	2,013
Total Non-Current Liabilities		451,616	504,206	536,680
Current Liabilities
Trade and other payables	25	92,158	53,731	83,100
Current income tax liabilities		1,387	962	76
Payroll and social liabilities	27	26,844	22,153	27,315
Borrowings	26	205,092	239,688	207,182
Derivative financial instruments	17	6,406	6,575	13,860
Provisions for other liabilities	28	590	660	724
Total Current Liabilities		332,477	323,769	332,257
TOTAL LIABILITIES		784,093	827,975	868,937
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		1,455,766	1,355,394	1,646,164

(*): The prior years have been adjusted to reflect the Company’s adoption of amendments to IAS 16 and IAS 41 as further described in Note 32.

The accompanying notes are an integral part of these consolidated financial statements.

F- 6

Adecoagro S.A.

Consolidated Statements of Changes in Shareholders’ Equity

for the years ended December 31, 2016, 2015 and 2014

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 22)	Share Premium (Note 22)	Cumulative Translation Adjustment	Equity-settled Compensation	Cash flow hedge (*)	Other reserves	Treasury shares	Reserve from the sale of non- controlling interests in subsidiaries	Retained Earnings	Subtotal	Non- controlling Interest	Total Shareholders’ Equity

Balance at January 1, 2014	183,573	939,072	(311,807)	17,352	(15,782)	(161)	(961)	-	43,018	854,304	45	854,349
Profit for the year	-	-	-	-	-	-	-	-	11,116	11,116	(80)	11,036
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	-	-	(101,578)	-	-	-	-	-	-	(101,578)	(381)	(101,959)
Cash flow hedge	-	-	-	-	(27,282)	-	-	-	-	(27,282)	(5)	(27,287)
Other comprehensive income for the year	-	-	(101,578)	-	(27,282)	-	-	-	-	(128,860)	(386)	(129,246)
Total comprehensive income for the year	-	-	(101,578)	-	(27,282)	-	-	-	11,116	(117,744)	(466)	(118,210)

Employee share options (Note 23)
- Value of employee services	-	-	-	308	-	-	-	-	-	308	-	308
- Exercised	-	955	-	(326)	-	-	210	-	-	839	-	839
- Forfeited	-	-	-	(108)	-	-	-	-	108	-	-	-
Restricted shares (Note 23):
- Value of employee services	-	-	-	3,559	-	-	-	-	-	3,559	-	3,559
- Vested	-	3,444	-	(4,050)	-	160	446	-	-	-	-	-
- Forfeited	-	-	-	-	-	1	(1)	-	-	-	-	-
Purchase of own shares (Note 22)	-	(10,427)	-	-	-	-	(2,534)	-	-	(12,961)	-	(12,961)
Sale of non-controlling interests in subsidiaries (Note 21)	-	-	15,825	-	-	-	-	25,508	-	41,333	8,010	49,343
Balance at December 31, 2014	183,573	933,044	(397,560)	16,735	(43,064)	-	(2,840)	25,508	54,242	769,638	7,589	777,227

(*): Net of 14,149 of Income Tax

The accompanying notes are an integral part of these consolidated financial statements.

F- 7

Adecoagro S.A.

Consolidated Statements of Changes in Shareholders’ Equity

for the years ended December 31, 2016, 2015 and 2014

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 22)	Share Premium (Note 22)	Cumulative Translation Adjustment	Equity-settled Compensation	Cash flow hedge (*)	Treasury shares	Reserve from the sale of non- controlling interests in subsidiaries	Retained Earnings	Subtotal	Non- controlling Interest	Total Shareholders’ Equity

Balance at January 1, 2015	183,573	933,044	(395,804)	16,735	(43,064)	(2,840)	25,508	45,644	762,796	7,589	770,385
Changes in Accounting Standard (see Note 32)	-	-	(1,756)	-	-	-	-	8,598	6,842	-	6,842
Total equity at the beginning of the financial year	183,573	933,044	(397,560)	16,735	(43,064)	(2,840)	25,508	54,242	769,638	7,589	777,227
Loss for the year	-	-	-	-	-	-	-	(5,593)	(5,593)	1,242	(4,351)
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	-	-	(174,637)	-	-	-	-	-	(174,637)	(3,509)	(178,146)
Cash flow hedge (*)	-	-	-	-	(94,847)	-	-	-	(94,847)	(4)	(94,851)
Other comprehensive income for the year	-	-	(174,637)	-	(94,847)	-	-	-	(269,484)	(3,513)	(272,997)
Total comprehensive income for the year	-	-	(174,637)	-	(94,847)	-	-	(5,593)	(275,077)	(2,271)	(277,348)

Employee share options (Note 23)
- Exercised	-	1,786	-	(603)	-	316	-	-	1,499	-	1,499
- Forfeited	-	-	-	(146)	-	-	-	146	-	-	-
Restricted shares (Note 23):
- Value of employee services	-	-	-	4,396	-	-	-	-	4,396	-	4,396
- Vested	-	3,103	-	(3,751)	-	648	-	-	-	-	-
- Forfeited	-		-	-	-	-	-	-	-	-	-
Purchase of own shares (Note 22)	-	(259)	-	-	-	(60)	-	-	(319)	-	(319)
Sale of non-controlling interests in subsidiaries (Note 21)	-	-	3,881	-	-	-	16,066	-	19,947	2,017	21,964
Balance at December 31, 2015	183,573	937,674	(568,316)	16,631	(137,911)	(1,936)	41,574	48,795	520,084	7,335	527,419

(*) Net of 49,106 of Income Tax.

The accompanying notes are an integral part of these consolidated financial statements.

F- 8

Adecoagro S.A.

Consolidated Statements of Changes in Shareholders’ Equity

for the years ended December 31, 2016, 2015 and 2014

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 22)	Share Premium (Note 22)	Cumulative Translation Adjustment	Equity-settled Compensation	Cash flow hedge (*)	Treasury shares	Reserve from the sale of non- controlling interests in subsidiaries	Retained Earnings	Subtotal	Non- Controlling Interest	Total Shareholders’ Equity

Balance at January 1, 2016	183,573	937,674	(567,133)	16,631	(137,911)	(1,936)	41,574	62,923	535,395	7,335	542,730
Changes in Accounting Standard (see Note 32)	-	-	(1,183)	-	-	-	-	(14,128)	(15,311)	-	(15,311)
Total equity at the beginning of the financial year	183,573	937,674	(568,316)	16,631	(137,911)	(1,936)	41,574	48,795	520,084	7,335	527,419
Profit for the year	-	-	-	-	-	-	-	2,039	2,039	1,700	3,739
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	-	-	40,952	-	-	-	-	-	40,952	(1,456)	39,496
Cash flow hedge (*)	-	-	-	-	100,612	-	-	-	100,612	3	100,615
Other comprehensive income for the year	-	-	40,952	-	100,612	-	-	-	141,564	(1,453)	140,111
Total comprehensive income for the year	-	-	40,952	-	100,612	-	-	2,039	143,603	247	143,850

Employee share options (Note 23):
- Exercised	-	438	-	(140)	-	82	-	-	380	-	380
- Forfeited	-	-	-	(164)	-	-	-	164	-	-	-
Restricted shares (Note 23):
- Value of employee services	-	-	-	4,796	-	-	-	-	4,796	-	4,796
- Vested	-	3,225	-	(3,905)	-	680	-	-	-	-	-
- Forfeited	-		-	-	-	-	-	-	-	-	-
Purchase of own shares (Note 22)	-	(4,087)	-	-	-	(685)	-	-	(4,772)	-	(4,772)
Balance at December 31, 2016	183,573	937,250	(527,364)	17,218	(37,299)	(1,859)	41,574	50,998	664,091	7,582	671,673

(*) Net of (52,282) of Income Tax.

The accompanying notes are an integral part of these consolidated financial statements.

F- 9

Adecoagro S.A.

Consolidated Statements of Cash Flows

for the years ended December 31, 2016, 2015 and 2014

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2016	2015 (*)	2014 (*)
Cash flows from operating activities:
Profit / (Loss) for the year		3,739	(4,351)	11,036
Adjustments for:
Income tax expense / (benefit)	10	9,387	(7,954)	10,535
Depreciation	12	126,799	103,816	137,165
Amortization	14	701	585	509
Gain from disposal of farmlands and other assets	8	-	(7,914)	-
Loss/(Gain) from the disposal of other property items	8	1,255	(721)	(985)
Equity settled share-based compensation granted	7	4,796	4,396	3,867
Loss/(Gain) from derivative financial instruments and forwards	8, 9	21,745	(17,686)	(6,548)
Interest and other financial expense, net	9	44,734	43,822	50,941
Initial recognition and changes in fair value of non harvested biological assets (unrealized)	3	(9,811)	(11,326)	(12,635)
Changes in net realizable value of agricultural produce after harvest (unrealized)	3	90	(4,406)	(1,134)
Provision and allowances		341	(79)	355
Share of loss from joint venture	16	-	2,685	924
Foreign exchange losses, net	9	19,062	23,423	9,246
Cash flow hedge – transfer from equity	9	85,214	32,700	12,031
Subtotal		308,052	156,990	215,307
Changes in operating assets and liabilities:
(Increase) in trade and other receivables		(30,996)	(2,300)	(38,622)
(Increase) in inventories		(22,301)	(9,275)	(34,841)
(Increase) in biological assets		(23,677)	(20,154)	(38,213)
Decrease / (Increase) in other assets		83	(871)	21
(Increase) / Decrease in derivative financial instruments		(17,892)	25,880	4,493
Increase / (Decrease) in trade and other payables		39,054	(9,871)	6,390
Increase in payroll and social security liabilities		3,052	4,996	6,253
Increase / (Decrease) in provisions for other liabilities		1,175	21	(179)
Net cash generated from operating activities before taxes paid		256,550	145,416	120,609
Income tax paid		(1,149)	(230)	(458)
Net cash generated from operating activities		255,401	145,186	120,151

(*): The prior years have been adjusted to reflect the Company’s adoption of amendments to IAS 16 and IAS 41 as further described in Note 32.

The accompanying notes are an integral part of these consolidated financial statements.

F- 10

Adecoagro S.A.

Consolidated Statements of Cash Flows (Continued)

for the years ended December 31, 2016, 2015 and 2014

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2016	2015 (*)	2014 (*)
Cash flows from investing activities:
Purchases of property, plant and equipment	12	(134,105)	(141,770)	(305,728)
Purchases of intangible assets	14	(1,218)	(1,203)	(2,098)
Interest received	9	7,671	8,201	7,068
Proceeds from disposal of other property items,		2,215	1,303	1,024
Proceeds from sale of farmland and other assets	21	-	12,610	-
Proceeds from disposal of subsidiaries	21	3,423	3,890	1,318
Investment in joint ventures	16	-	-	(1,372)
Payment of seller financing arising on subsidiaries acquired		-	-	(684)
Loans to joint venture		-	(8,082)	-
Net cash used in investing activities		(122,014)	(125,051)	(300,472)

Cash flows from financing activities:
Net proceeds from the sale of non-controlling interest in subsidiaries	21	-	21,964	49,343
Proceeds from equity settled shared-based compensation exercised		380	1,259	839
Proceeds from long-term borrowings	26	167,385	299,343	180,048
Payments of long-term borrowings	26	(277,913)	(165,455)	(177,027)
Interest paid		(48,400)	(48,438)	(48,899)
Proceeds from short-term borrowings	26	257,395	211,045	152,216
Payments of short-term borrowings	26	(272,033)	(208,309)	(70,239)
Payment of derivatives financial instruments		(3,724)	(18,676)	-
Purchase of own shares		(4,772)	(320)	(12,992)
Net cash generated from financing activities		(181,682)	92,413	73,289
Net increase / (decrease) in cash and cash equivalents		(48,295)	112,548	(107,032)
Cash and cash equivalents at beginning of year		198,894	113,795	232,147
Effect of exchange rate changes on cash and cash equivalents		7,969	(27,449)	(11,320)
Cash and cash equivalents at end of year		158,568	198,894	113,795

(*): The prior years have been adjusted to reflect the Company’s adoption of amendments to IAS 16 and IAS 41 as further described in Note 32.

The accompanying notes are an integral part of these consolidated financial statements.

F- 11

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

1.	General information

Adecoagro S.A. (the "Company" or "Adecoagro") is the Group’s ultimate parent company and is a société anonyme (stock corporation) organized under the laws of the Grand Duchy of Luxembourg. Adecoagro is a holding company primarily engaged through its operating subsidiaries in agricultural and agro-industrial activities. The Company and its operating subsidiaries are collectively referred to hereinafter as the "Group". These activities are carried out through three major lines of business, namely, Farming; Sugar, Ethanol and Energy and Land Transformation. Farming is further comprised of three reportable segments, which are described in detail in Note 3 to these consolidated financial statements.

Adecoagro is a Public Company listed in the New York Stock Exchange as a foreign registered company under the symbol of AGRO.

These consolidated financial statements have been approved for issue by the Board of Directors on March 14, 2017.

2.	Financial risk management

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

The principal financial risks are related to raw material price, end-product price, exchange rate, interest rate, liquidity and credit. This section provides a description of the principal risks and uncertainties that could have a material adverse effect on the Group’s strategy, performance, results of operations and financial condition. These risks do not appear in any particular order of potential materiality or probability of occurrence.

•	Exchange rate risk

The Group’s cash flows, statement of income and statement of financial position are presented in US dollars and may be affected by fluctuations in exchange rates. Currency risks as defined by IFRS 7 arise on account of monetary assets and liabilities being denominated in a currency that is not the functional currency.

A significant majority of the Group’s business activities is conducted in the respective functional currencies of the subsidiaries (primarily the Brazilian Reais and the Argentine Peso). However, the Group may transact in currencies other than the respective functional currencies, mainly the US dollars. As such, these subsidiaries may hold US dollar denominated monetary balances at each year-end as indicated in the tables below.

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

The accompanying notes are an integral part of these consolidated financial statements.

F- 12

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Financial risk management (continued)

	2016
	Subsidiaries’ functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Argentine Peso	1,518	-	-	-	1,518
Brazilian Reais	-	(203,070)	-	-	(203,070)
US Dollar	(44,088)	(307,088)	(7,714)	78,801	(280,089)
Uruguayan Peso	-	-	(35)	-	(35)
Total	(42,570)	(510,158)	(7,749)	78,801	(481,676)

	2015
	Subsidiaries’ functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Argentine Peso	(7,513)	-	-	-	(7,513)
Brazilian Reais	-	(174,145)	-	-	(174,145)
US Dollar	(61,256)	(376,757)	32,560	95,251	(310,202)
Uruguayan Peso	-	-	(1,083)	-	(1,083)
Total	(68,769)	(550,902)	31,477	95,251	(492,943)

The Group’s analysis shown on the tables below is carried out based on the exposure of each functional currency subsidiary against the US dollar. The Group estimated that, other factors being constant, a hypothetical 10% appreciation/depreciation of the US dollar against the respective functional currencies for the years ended December 31, 2016 and 2015 would have decreased/increased the Group’s Profit Before Income Tax for the year. A 10% depreciation of the US dollar against the functional currencies would have an equal and opposite effect on the income statement. A portion of this effect would have been recognized as other comprehensive income since a portion of the Company’s borrowings was used as cash flow hedge of the foreign exchange rate risk of a portion of its highly probable future sales in US dollars (see Hedge Accounting - Cash Flow Hedge below for details).

		Functional currency
Net monetary position		Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
2016	US Dollar	(4,409)	(30,709)	(771)	-	(35,889)
2015	US Dollar	(6,126)	(37,676)	3,256	-	(40,546)

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

F- 13

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Financial risk management (continued)

Principal amounts of long-term borrowings (non-derivative financial instruments) and notional values of foreign currency forward contracts (derivative financial instruments) were designated as hedging instruments. These instruments are exposed to Brazilian Reais/ US dollar foreign currency risks related to operations in Brazil and Argentine Peso/US Dollar in Argentina, respectively. As of December 31, 2016 and 2015, approximately 18.1% and 28.4%, respectively, of projected sales qualify as highly probable forecast transactions for hedge accounting purposes and were designated as hedged items.

The Group has prepared formal documentation in order to support the designation above, including an explanation of how the designation of the hedging relationship is aligned with the Group’s Risk Management Policy, identification of the hedging instrument, the hedged transactions, the nature of the risk being hedged and an analysis which demonstrates that the hedge is expected to be highly effective. The Group reassesses the prospective and retrospective effectiveness of the hedge on an ongoing basis comparing the foreign currency component of the carrying amount of the hedging instruments and of the highly probable future sales.

Under cash flow hedge accounting, effect of changes in foreign currency exchange rates on derivative and non-derivative hedging instruments not be immediately recognized in profit or loss, but be reclassified from equity to profit or loss in the periods when the future sales occur, thus allowing for a more appropriate presentation of the results for the period reflecting the strategy in the Group’s Risk Management Policy.

The Company expects that the cash flows will occur and affect profit or loss between 2017 and 2021.

For the year ended December 31, 2016, a total amount before income tax of 67,683 gain (US$ 176,657 loss in 2015) was recognized in other comprehensive income and an amount of US$ 85,214 loss (US$ 32,700 loss in 2015) was reclassified from equity to profit or loss within “Financial results, net”.

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

Prices for commodities products have historically been cyclical, reflecting overall economic conditions and changes in capacity within the industry, which affect the profitability of entities engaged in the agribusiness industry. The Group combines different actions to minimize price risk. A percentage of crops are to be sold during and post harvest period. The Group manages minimum and maximum prices for each commodity as well as gross margin per each crop as to decide when and how to sell. End-product price risks are hedged if economically viable and possible by entering into forward contracts with major trading houses or by using derivative financial instruments, consisting mainly of crops and sugar future contracts, but also includes occasionally put and call options. A movement in end-product futures prices would result in a change in the fair value of the end product hedging contracts. These fair value changes, after taxes, are recorded in the statement of income.

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

F- 14

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Financial risk management (continued)

•	Liquidity risk

The Group is exposed to liquidity risks, including risks associated with refinancing borrowings as they mature, and that borrowing facilities are not available to meet cash requirements. Failure to manage liquidity risks could have a material impact on the Group’s cash flow and statement of financial position.

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

As of December 31, 2016, cash and cash equivalents of the Group totaled U$S 158.6 million, which could be used for managing liquidity risk.

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

At 31 December 2016	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 Years	Total
Trade and other payables	79,715	1,082	19	326	81,142
Borrowings	239,588	218,717	221,036	35,702	715,043
Derivative financial instruments	6,406	662	-	-	7,068
Total	325,709	220,461	221,055	36,028	803,253

At 31 December 2015	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 Years	Total
Trade and other payables	48,177	566	1,062	283	50,088
Borrowings	275,914	176,712	372,672	66,689	891,987
Derivative financial instruments	6,575	119	-	-	6,694
Total	330,666	177,397	373,734	66,972	948,769

The accompanying notes are an integral part of these consolidated financial statements.

F- 15

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Financial risk management (continued)

•	Interest rate risk

The Group’s interest rate risk arises from long-term borrowings at floating rates, which expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The interest rate profile of the Group's borrowings is set out in Note 26.

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

The analysis for the year ended December 31, 2016 and 2015 is as follows:

	2016
	Subsidiaries’ functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
Fixed rate:
Argentine Peso	1,005	-	-	1,005
Brazilian Reais	-	131,495	-	131,495
US Dollar	15,065	37,937	29,069	82,071
Subtotal Fixed-rate borrowings	16,070	169,432	29,069	214,571
Variable rate:
Brazilian Reais	-	65,408	-	65,408
US Dollar	48,677	306,559	-	355,236
Subtotal Variable-rate borrowings	48,677	371,967	-	420,644
Total borrowings as per analysis	64,747	541,399	29,069	635,215
Finance leases	181	-	-	181
Total borrowings as per statement of financial position	64,928	541,399	29,069	635,396

	2015
	Subsidiaries’ functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
Fixed rate:
Argentine Peso	3,125	-	-	3,125
Brazilian Reais	-	145,114	-	145,114
US Dollar	58,378	20,362	-	78,740
Subtotal Fixed-rate borrowings	61,503	165,476	-	226,979
Variable rate:
Brazilian Reais	-	48,231	-	48,231
US Dollar	13,180	434,670	-	447,850
Subtotal Variable-rate borrowings	13,180	482,901	-	496,081
Total borrowings as per analysis	74,683	648,377	-	723,060
Finance leases	279	-	-	279
Total borrowings as per statement of financial position	74,962	648,377	-	723,339

The accompanying notes are an integral part of these consolidated financial statements.

F- 16

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Financial risk management (continued)

For the years ended December 31, 2016 and 2015, if interest rates on floating-rate borrowings had been 1% higher with all other variables held constant, the Group’s Profit Before Income Tax for the years would have decreased as shown below. A 1% decrease in interest rates would have an equal and opposite effect on the income statement.

	2016
	Subsidiaries’ functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
Variable rate:
Brazilian Reais	-	(654)	-	(654)
US Dollar	(487)	(3,066)	-	(3,553)
Total effects on Profit Before Income Tax	(487)	(3,720)	-	(4,207)

	2015
	Subsidiaries’ functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reias	Uruguayan Peso	Argentine Peso
Variable rate:
Brazilian Reais	-	(482)	-	(482)
US Dollar	(132)	(4,347)	-	(4,479)
Total effects on Profit Before Income Tax	(132)	(4,829)	-	(4,961)

The sensitivity analysis has been determined assuming that the change in interest rates had occurred at the date of the statement of financial position and had been applied to the exposure to interest rate risk for financial instruments in existence at that date. The 100 basis point increase or decrease represents management's assessment of a reasonable possible change in those interest rates, which have the most impact on the Group, specifically the United States and Brazilian rates over the period until the next annual statement of financial position date.

•	Credit risk

The Group’s exposures to credit risk arise in certain agreements in relation to amounts owed for physical product sales, the use of derivative instruments, and the investment of surplus cash balances. The Group is also exposed to political and economic risk events, which may cause non-payment of foreign currency obligations to the Group.

The Group’s policy is to manage credit exposure to trading counterparties within defined trading limits. All of the Group’s significant counterparties are assigned internal credit limits.

The accompanying notes are an integral part of these consolidated financial statements.

F- 17

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Financial risk management (continued)

The Group sells to a large base of customers. Type and class of customers may differ depending on the Group’s business segments. For the years ended December 31, 2016 and 2015, more than 95% and 95%, respectively, of the Group’s sales of crops were sold to 121 and 95 well-known customers (both multinational and local) with good credit history with the Group. In the Sugar, Ethanol and Energy segment, sales of ethanol were concentrated in 35 and 25 customers, which represented 96 % and 96 % of total sales of ethanol for the years ended December 31, 2016 and 2015, respectively. Approximately 71 % and 82 % of the Group’s sales of sugar were concentrated in 20 and 13 well-known traders for the years ended December 31, 2016 and 2015, respectively. The remaining 3 % and 18%, which mainly relates to “crystal sugar”, were dispersed among several customers. In 2016 and 2015, energy sales are 96 % and 96 % concentrated in 14 major customers. In the dairy segment, 85 % and 92 % of the sales were concentrated in 14 and 14 well-known customers in 2016 and 2015, respectively.

No credit limits were exceeded during the reporting periods and management does not expect any losses from non-performance by these counterparties. If any of the Group’s customers are independently rated, these ratings are used. Otherwise, the Group assesses the credit quality of the customer taking into account its financial position, past experience and other factors (see Note 18 for details). The Group may seek cash collateral, letter of credit or parent company guarantees, as considered appropriate. Sales to customers are primarily made by credit with customary payment terms. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the statement of financial position after deducting any impairment allowance. The Group’s exposure of credit risk arising from trade receivables is set out in Note 18.

The Group is exposed to counterparty credit risk on cash and cash equivalent balances. The Group holds cash on deposit with a number of financial institutions. The Group manages its credit risk exposure by limiting individual deposits to clearly defined limits. The Group only deposits with high quality banks and financial institutions. As of December 31, 2016 and 2015, the total amount of cash and cash equivalents mainly comprise cash in banks and short-term bank deposits. The Group is authorized to transact with banks rated “BBB+” or higher. As of December 31, 2016 and 2015, 4 and 3 banks (primarily HSBC, Rabobank, Citibank and Banco do Brasil) accounted for more than 85 % and 86%, respectively, of the total cash deposited. The remaining amount of cash and cash equivalents relates to cash in hand. Additionally, during the year ended December 31, 2016, the Group invested in fixed-term bank deposits with mainly two banks (Banco do Brasil and Citibank) and also entered into derivative contracts (currency forward). The Group does not have investment in securities or other financial instruments for which risk may have increased due to the financial credit crisis. The Group’s exposure of credit risk arising from cash and cash equivalents is set out in Note 20.

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

The Group arranged interest rate swaps with HSBC and Itau in Brazil. The Group also entered into crop commodity futures traded in the established trading markets of Argentina and Brazil through well-rated brokers. Management does not expect any counterparty to fail to meet its obligations.

The accompanying notes are an integral part of these consolidated financial statements.

F- 18

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Financial risk management (continued)

•	Capital risk management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, it may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or by own shares or sell assets to reduce debt. Consistent with others in the industry, the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as total debt (including current and non-current borrowings as shown in the consolidated statement of financial position, if applicable) divided by total capital. Total capital is calculated as equity, as shown in the consolidated statement of financial position, plus total debt. During the year ended December 31, 2016, the strategy was to maintain the gearing ratio within 0.45 to 0.60, as follows:

	2016	2015 (*)
Total Debt	635,396	723,339
Total Equity	671,673	527,419
Total Capital	1,307,069	1,250,758
Gearing Ratio	0.49	0.58

(*) The prior years have been adjusted to reflect the Company’s adoption of amendments to IAS 16 and IAS 41 as further described in Note 32.

•	Derivative financial instruments

As part of its business operations, the Group uses a variety of derivative financial instruments to manage its exposure to the financial risks discussed above. As part of this strategy, the Group may enter into derivatives of (i) interest rate to manage the composition of floating and fixed rate debt; (ii) currency to manage exchange rate risk, and (iii) crop (future contracts and put and call options) to manage its exposure to price volatility stemming from its integrated crop production activities. The Group’s policy is not to use derivatives for speculative purposes.

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

F- 19

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Financial risk management (continued)

The following tables show the outstanding positions for each type of derivative contract as of the date of each statement of financial position:

▪	Futures/ options

As of December 31, 2016:

	2016
Type of derivative contract	Quantities (thousands) (**)	Notional amount	Fair Value Asset/ (Liability)	(Loss)/Gain (*)
Futures:
Sale
Corn	66	9,436	46	46
Soybean	120	42,330	(1,171)	(1,170)
Sugar	17,020	9,144	722	64
Ethanol	6,900	3,978	(40)	(40)
Options:
Buy put
Soybean	14	464	644	181
Sugar	70,510	(6,734)	5,374	352
Sell call
Sugar	54,597	3,058	(3,219)	(105)
Sell put
Sugar	14,528	748	(763)	(1,625)
Total	163,755	62,424	1,593	(2,297)

As of December 31, 2015:

	2015
Type of derivative contract	Quantities (thousands) (**)	Notional amount	Fair Value Asset/ (Liability)	(Loss)/Gain (*)
Futures:
Sale
Corn	115	18,870	2,090	2,090
Soybean	183	49,721	1,546	1,546
Sugar	103,592	34,353	(2,686)	(5,976)
Ethanol	2,400	885	(10)	(10)
OTC:
Sugar	24,892	9,241	(2,041)	(2,021)
Options:
Buy put
Soybean	12	210	228	18
Sugar	25,146	1,704	837	(819)
Sell call
Sugar	25,095	736	(1,300)	(570)
Sell put
Sugar	9,601	372	(182)	188
Total	191,036	116,092	(1,518)	(5,554)

(*) Included in the line item “(Loss) / Gain from commodity derivative financial instruments” of Note 8.

(**) All quantities expressed in tons and m3.

Commodity future contract fair values are computed with reference to quoted market prices on future exchanges.

The accompanying notes are an integral part of these consolidated financial statements.

F- 20

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Financial risk management (continued)

▪	Foreign currency floating-to-fixed interest rate swap

In July 2016 the Group's subsidiary in Brazil, Adecoagro Vale do Ivinhema entered into a Reais 90 million (US$ 27.8 as of that date) loan with Bradesco. The loan bears interest at a variable rate of CDI (an interbanking floating interest rate in USD) plus 2.1% per year. At same moment and with same bank, the Company entered into a swap operation, which intention is to effectively convert the principal amount and interest rate denominated in Reais, to a principal amount an interest rate denominated in US$, plus a fixed rate of 6.55%. The swap expires according to the due dates of the loan, until May 2019. As of December 31, 2016, the Group recorded a liability of US$ 0.7 million representing the estimated fair value of the swap as of that date.

▪	Currency forward

During the year ended December 31, 2016, the Group entered into several currency forward contracts with Brazilian banks in order to hedge the fluctuation of the Brazilian Reais against the US Dollar for a total aggregate amount of US$ 57.2 million. The currency forward contracts entered in 2016 had maturity dates ranging between March 2016 and April 2017. The outstanding contracts resulted in a recognition of a loss of US$ 16.9 million in 2016.

During the year ended on December 31, 2016, the Group entered into several currency forward contracts with Argentinian banks in order to hedge the fluctuation of the Argentinean peso against US Dollar for a total notional amount of US$ 30.2 million. The currency forward contracts maturity date were in February 2016 and May 2017. The outstanding contracts resulted in the recognition of a loss amounting to US$ 0.3 million in 2016.

During the year ended on December 31, 2016, the Group entered into several currency forward contracts in order to hedge the fluctuation of the US Dollar against Euro for a total notional amount of US$ 10.7 million. The currency forward contracts maturity date is March 2017. The outstanding contracts resulted in the recognition of a gain amounting to US$ 0.6 million in 2016.

Gains and losses on currency forward contracts are included within “Financial results, net” in the statement of income.

The accompanying notes are an integral part of these consolidated financial statements.

F- 21

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Segment information

According to IFRS 8, operating segments are identified based on the ‘management approach’. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance (the Management committee in the case of the Company). This classification is based on the differences in the nature of its operations, products and services. This approach stipulates external segment reporting based on the Group’s internal organizational and management structure and on internal financial reporting to the chief operating decision maker.

The Group operates in three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation. The Coffee and Cattle businesses are now presented within “Farming – All Other Segments” because they not meet the quantitive threshold for disclosure.

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

F- 22

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Segment information (continued)

Segment analysis for the year ended December 31, 2016

	Farming					Sugar, Ethanol and	Land	Corporate	Total
	Crops	Rice	Dairy	All other segments	Farming subtotal	Energy	Transformation
Sales of goods and services rendered	142,124	96,562	32,897	960	272,543	596,692	-	-	869,235
Cost of goods sold and services rendered	(141,731)	(83,574)	(32,571)	(212)	(258,088)	(420,493)	-	-	(678,581)
Initial recognition and changes in fair value of biological assets and agricultural produce	48,790	10,498	5,476	(13)	64,751	60,705	-	-	125,456
Changes in net realizable value of agricultural produce after harvest	(5,841)	-	-	-	(5,841)	-	-	-	(5,841)
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	43,342	23,486	5,802	735	73,365	236,904	-	-	310,269
General and administrative expenses	(2,770)	(3,373)	(983)	(290)	(7,416)	(22,648)	-	(20,686)	(50,750)
Selling expenses	(5,692)	(11,583)	(752)	(49)	(18,076)	(62,518)	-	(79)	(80,673)
Other operating income, net	(8,787)	402	686	8,497	798	(8,903)	-	(192)	(8,297)
Share of loss of joint ventures	-	-	-	-	-	-	-	-	-
Profit / (loss) from Operations Before Financing and Taxation	26,093	8,932	4,753	8,893	48,671	142,835	-	(20,957)	170,549

Depreciation and amortization	(1,369)	(2,766)	(964)	(192)	(5,291)	(122,209)	-	-	(127,500)
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	5,790	2,316	1,319	107	9,532	279	-	-	9,811
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	43,000	8,182	4,157	(120)	55,219	60,426	-	-	115,645
Changes in net realizable value of agricultural produce after harvest (unrealized)	(90)	-	-	-	(90)	-	-	-	(90)
Changes in net realizable value of agricultural produce after harvest (realized)	(5,751)	-	-	-	(5,751)	-			(5,751)
Farmlands and farmland improvements, net	68,224	18,868	168	5,504	92,764	26,734	-	-	119,498
Machinery, equipment and other fixed assets, net	3,892	14,949	7,449	467	26,757	418,543	-	-	445,300
Bearer plants, net	-	-	-	1,860	1,860	214,309	-	-	216,169
Work in progress	1,100	3,274	2,727	-	7,101	14,540	-	-	21,641
Investment property	-	-	-	2,666	2,666	-	-	-	2,666
Goodwill	3,782	1,737	-	1,186	6,705	6,700	-	-	13,405
Biological assets	28,189	25,575	6,827	2,433	63,024	82,380	-	-	145,404
Inventories	29,562	12,102	2,060	-	43,724	68,030		-	111,754
Total segment assets	134,749	76,505	19,231	14,116	244,601	831,236	-	-	1,075,837
Borrowings	43,878	47,156	616	10,449	102,099	533,297	-	-	635,396
Total segment liabilities	43,878	47,156	616	10,449	102,099	533,297	-	-	635,396

The accompanying notes are an integral part of these consolidated financial statements.

F- 23

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Segment information (continued)

Segment analysis for the year ended December 31, 2015

	Farming					Sugar, Ethanol and	Land	Corporate	Total
	Crops	Rice	Dairy	All other segments	Farming subtotal	Energy	Transformation
Sales of goods and services rendered	154,741	84,668	32,981	1,302	273,692	400,622	-	-	674,314
Cost of goods sold and services rendered	(154,287)	(69,075)	(33,030)	(603)	(256,995)	(300,791)	-	-	(557,786)
Initial recognition and changes in fair value of biological assets and agricultural produce	11,561	2,822	7,542	(181)	21,744	32,784	-	-	54,528
Changes in net realizable value of agricultural produce after harvest	14,691	-	-	-	14,691	-	-	-	14,691
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	26,706	18,415	7,493	518	53,132	132,615	-	-	185,747
General and administrative expenses	(3,987)	(3,136)	(1,451)	(74)	(8,648)	(18,301)	-	(21,476)	(48,425)
Selling expenses	(5,672)	(12,592)	(663)	(49)	(18,976)	(50,729)	-	(563)	(70,268)
Other operating income, net	16,422	600	(479)	6	16,549	6,340	7,914	263	31,066
Share of loss of joint ventures	(2,685)	-	-	-	(2,685)	-	-	-	(2,685)
Profit / (loss) from Operations Before Financing and Taxation	30,784	3,287	4,900	401	39,372	69,925	7,914	(21,776)	95,435

Reserve from the sale of non-controlling interests in subsidiaries (see Note 21)	-	-	-	-	-	-	16,066	-	16,066
Depreciation and amortization	(2,427)	(2,987)	(1,456)	(276)	(7,146)	(97,255)	-	-	(104,401)
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	2,234	587	-	207	3,028	8,298	-	-	11,326
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	9,327	2,235	7,542	(388)	18,716	24,486	-	-	43,202
Changes in net realizable value of agricultural produce after harvest (unrealized)	4,406	-	-	-	4,406	-	-	-	4,406
Changes in net realizable value of agricultural produce after harvest (realized)	10,285	-	-	-	10,285	-	-	-	10,285

Farmlands and farmland improvements, net	75,702	16,053	289	5,265	97,309	22,359	-	-	119,668
Machinery, equipment and other fixed assets, net	3,853	14,367	9,422	611	28,253	369,184	-	-	397,437
Bearer plants, net	-	-	-	-	-	156,671	-	-	156,671
Work in progress	935	5,604	495	-	7,034	16,079	-	-	23,113
Investment property	-	-	-	4,796	4,796	-	-	-	4,796
Goodwill	4,609	2,117	-	1,192	7,918	5,592	-	-	13,510
Biological assets	22,536	23,131	6,786	288	52,741	59,077	-	-	111,818
Inventories	27,770	13,584	1,741	-	43,095	42,191	-	-	85,286
Total segment assets	135,405	74,856	18,733	12,152	241,146	671,153	-	-	912,299
Borrowings	54,321	24,932	5,318	1,273	85,844	637,495	-	-	723,339
Total segment liabilities	54,321	24,932	5,318	1,273	85,844	637,495	-	-	723,339

The accompanying notes are an integral part of these consolidated financial statements.

F- 24

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Segment information (continued)

Segment analysis for the year ended December 31, 2014

	Farming					Sugar, Ethanol	Land	Corporate	Total
	Crops	Rice	Dairy	All other segments	Farming subtotal	and Energy	Transformation
Sales of goods sold and services rendered	177,662	103,682	32,968	1,525	315,837	407,129	-	-	722,966
Cost of goods sold and services rendered	(177,473)	(84,199)	(33,034)	(842)	(295,548)	(309,777)	-	-	(605,325)
Initial recognition and changes in fair value of biological assets and agricultural produce	40,267	8,559	9,891	(10)	58,707	41,509	-	-	100,216
Changes in net realizable value of agricultural produce after harvest	3,401	-	-	-	3,401	-	-	-	3,401
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	43,857	28,042	9,825	673	82,397	138,861	-	-	221,258
General and administrative expenses	(4,343)	(3,218)	(1,554)	(166)	(9,281)	(22,054)	-	(21,360)	(52,695)
Selling expenses	(4,201)	(14,367)	(596)	(29)	(19,193)	(57,815)	-	(1,856)	(78,864)
Other operating income, net	356	480	437	(190)	1,083	10,911	-	(17)	11,977
Share of loss of joint ventures	(924)	-	-	-	(924)	-	-	-	(924)
Profit / (loss) from Operations Before Financing and Taxation	34,745	10,937	8,112	288	54,082	69,903	-	(23,233)	100,752

Reserve from the sale of non-controlling interests in subsidiaries (see Note 21)	-	-	-	-	-	-	25,508	-	25,508
Depreciation and amortization	(1,926)	(3,261)	(1,551)	(398)	(7,136)	(130,538)	-	-	(137,674)
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	2,813	(2,340)	1,128	353	1,954	10,681	-	-	12,635
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	37,454	10,899	8,763	(363)	56,753	30,828	-	-	87,581
Gain from changes in net realizable value of agricultural produce after harvest (unrealized)	1,134	-	-	-	1,134	-	-	-	1,134
Gain from changes in net realizable value of agricultural produce after harvest (realized)	2,267	-	-	-	2,267	-	-	-	2,267

The accompanying notes are an integral part of these consolidated financial statements.

F- 25

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Segment information (continued)

Total segment assets and liabilities are measured in a manner consistent with that of the consolidated financial statements. These assets and liabilities are allocated based on the operations of the segment and the physical location of the asset. The Group’s investment in CHS Agro S.A. is allocated to the ‘Crops’ segment. Therefore, the Group’s share of profit or loss after income taxes and its carrying amount are reported in this segment.

Total reportable segments’ assets and liabilities are reconciled to total assets as per the statement of financial position as follows:

	2016	2015
Total reportable assets as per Segment Information	1,075,837	912,299
Intangible assets (excluding goodwill)	3,847	3,151
Deferred income tax assets	38,586	68,744
Trade and other receivables	174,940	166,806
Other assets	590	651
Derivative financial instruments	3,398	4,849
Cash and cash equivalents	158,568	198,894
Total assets as per the Statement of Financial Position	1,455,766	1,355,394

	2016	2015
Total reportable liabilities as per Segment Information	635,396	723,339
Trade and other payables	93,585	55,642
Deferred income tax liabilities	14,689	15,636
Payroll and social liabilities	28,079	23,389
Provisions for other liabilities	3,889	2,313
Current income tax liabilities	1,387	962
Derivative financial instruments	7,068	6,694
Total liabilities as per the Statement of Financial Position	784,093	827,975

The accompanying notes are an integral part of these consolidated financial statements.

F- 26

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Segment information (continued)

Non-current assets and net revenue and fair value gains and losses are shown by geographic region. These are the regions in which the Group is active: Argentina, Brazil and Uruguay.

As of and for the year ended December 31, 2016:

	Argentina	Brazil	Uruguay	Total
Property, plant and equipment	101,513	694,137	6,958	802,608
Investment property	2,666	-	-	2,666
Goodwill	5,980	7,425	-	13,405
Non-current portion of biological assets	8,516	-	-	8,516

Initial recognition and changes in fair value of biological assets and agricultural produce	62,970	62,556	(70)	125,456
(Loss) from changes in net realizable value of agricultural produce after harvest	(4,491)	(958)	(392)	(5,841)
Sales of goods and services rendered	164,264	432,468	272,503	869,235

As of and for the year ended December 31, 2015:

	Argentina	Brazil	Uruguay	Total
Property, plant and equipment	110,218	579,694	6,977	696,889
Investment property	4,796	-	-	4,796
Goodwill	7,287	6,223	-	13,510
Non-current portion of biological assets	6,476	-	-	6,476

Initial recognition and changes in fair value of biological assets and agricultural produce	16,637	37,097	794	54,528
Gain / (Loss) from changes in net realizable value of agricultural produce after harvest	16,139	(32)	(1,416)	14,691
Sales of goods and services rendered	166,447	295,456	212,411	674,314

As of and for the year ended December 31, 2014:

	Argentina	Brazil	Uruguay	Total

Initial recognition and changes in fair value of biological assets and agricultural produce	57,369	42,042	805	100,216
Gain / (Loss) from changes in net realizable value of agricultural produce after harvest	1,629	(345)	2,117	3,401
Sales of goods and services rendered	192,820	328,512	201,634	722,966

The accompanying notes are an integral part of these consolidated financial statements.

F- 27

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.	Sales

	2016	2015	2014
Manufactured products and services rendered:
Rice	94,331	82,797	99,339
Ethanol	211,451	176,150	165,870
Sugar	330,895	177,801	174,459
Soybean oil and meal	-	2,071	-
Energy	53,995	46,671	66,800
Powder milk	4,816	1,042	2,948
Services	1,160	1,545	2,093
Operating Leases	984	1,309	1,593
Others	1,423	1,233	25
	699,055	490,619	513,127
Agricultural produce and biological assets:
Soybean	63,797	75,361	79,515
Cattle for dairy	3,059	3,656	2,553
Corn	48,502	41,813	69,636
Cotton	1,434	3,317	9,081
Milk	24,561	27,906	27,467
Wheat	16,951	16,116	7,669
Sunflower	7,275	12,659	10,016
Sorghum	-	111	84
Rice	950	-	1,117
Barley	1,240	634	1,150
Seeds	625	648	1,244
Others	1,786	1,474	307
	170,180	183,695	209,839
Total sales	869,235	674,314	722,966

Commitments to sell commodities at a future date

The Group entered into contracts to sell non-financial instruments, mainly, sugar, soybean and corn through sales forward contracts. Those contracts are held for purposes of delivery the non-financial instrument in accordance with the Group’s expected sales. Accordingly, as the own use exception criteria are met; those contracts are not recorded as derivatives.

The notional amount of these contracts is US$ 111.8 million as of December 31, 2016 (2015: US$ 62.4 million; 2014: US$ 31.5 million) comprised primarily of 146,524 tons of sugar (US$ 59.5 million), 10,005 m3 of ethanol (US$ 4.5 million), 464,697 mwh of energy (US$ 28.0 million), 23,179 tons of soybean (U$S 6.1 million), 31,598 tons of wheat (US$ 5.4 million), and 52,918 tons of corn (US$ 8.1 million) which expire between February 2017 and December 2017.

The accompanying notes are an integral part of these consolidated financial statements.

F- 28

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Cost of goods sold and services rendered

As of December 31, 2016:

	2016
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of 2016 (Note 19)	16,034	6,904	55	-	24,631	47,624
Cost of production of manufactured products (Note 6)	478	61,254	371	206	376,791	439,100
Purchases	25,954	22,303	4,414	-	89,745	142,416
Agricultural produce	110,252	-	27,628	-	-	137,880
Transfer to raw material	(8,603)	-	-	-	-	(8,603)
Direct agricultural selling expenses	19,077	-	-	-	-	19,077
Tax recoveries (i)	-	-	-	-	(24,156)	(24,156)
Changes in net realizable value of agricultural produce after harvest	(5,841)	-	-	-	-	(5,841)
Finished goods at the end of December 31, 2016 (Note 19)	(13,117)	(5,473)	-	-	(49,601)	(68,191)
Exchange differences	(2,503)	(1,414)	103	6	3,083	(725)
Cost of goods sold and services rendered, and direct agricultural selling expenses year	141,731	83,574	32,571	212	420,493	678,581

(i): Correspond to the presumed credit of ICMS over the sale values.

As of December 31, 2015:

	2015
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of 2015 (Note 19)	21,056	4,656	76	-	50,087	75,875
Cost of production of manufactured products (Note 6)	67	60,445	624	603	273,127	334,866
Purchases	27,625	13,520	920	-	48,610	90,675
Agricultural produce	93,536	-	31,563	-	-	125,099
Transfer to raw material	(6,237)	-	-	-	-	(6,237)
Direct agricultural selling expenses	29,179	-	-	-	-	29,179
Tax recoveries (i)	-	-	-	-	(16,196)	(16,196)
Changes in net realizable value of agricultural produce after harvest	14,691	-	-	-	-	14,691
Finished goods at the end of December 31, 2015 (Note 19)	(16,034)	(6,904)	(55)	-	(24,631)	(47,624)
Exchange differences	(9,596)	(2,642)	(98)	-	(30,206)	(42,542)
Cost of goods sold and services rendered, and direct agricultural selling expenses year	154,287	69,075	33,030	603	300,791	557,786

(i): Correspond to the presumed credit of ICMS over the sale values.

As of December 31, 2014:

	2014
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of 2014 (Note 19)	12,863	5,061	-	-	50,224	68,148
Cost of production of manufactured products (Note 6)	-	70,095	3,034	842	323,766	397,737
Purchases	37,705	15,810	117	-	16,402	70,034
Agricultural produce	132,216	-	30,020	-	-	162,236
Transfer to raw material	(7,191)	-	-	-	-
Direct agricultural selling expenses	24,280	-	-	-	-	24,280
Tax recoveries (i)	-	-	-	-	(13,778)	(13,778)
Changes in net realizable value of agricultural produce after harvest	3,401	-	-	-	-	3,401
Finished goods at the end of December 31, 2014 (Note 19)	(21,056)	(4,656)	(76)	-	(50,087)	(75,875)
Exchange differences	(4,745)	(2,111)	(61)	-	(16,750)	(23,667)
Cost of goods sold and services rendered, and direct agricultural selling expenses year	177,473	84,199	33,034	842	309,777	605,325

(i): Correspond to the presumed credit of ICMS over the sale values.

The accompanying notes are an integral part of these consolidated financial statements.

F- 29

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.	Expenses by nature

The Group presented the statement of income under the function of expense method. Under this method, expenses are classified according to their function as part of the line items “cost of goods sold and direct agricultural selling expenses”, “general and administrative expenses” and “selling expenses”.

The following table provides the additional disclosure required on the nature of expenses and their relationship to the function within the Group:

Expenses by nature for the year ended December 31, 2016:

	Cost of production of manufactured products (Note 5)
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total	General and Administrative Expenses	Selling Expenses	Total
Salaries, social security expenses and employee benefits	-	5,590	-	206	54,225	60,021	30,935	5,358	96,314
Raw materials and consumables	468	3,927	-	-	7,025	11,420	-	-	11,420
Depreciation and amortization	-	856	-	-	102,620	103,476	5,006	695	109,177
Fuel, lubricants and others	-	86	-	-	26,307	26,393	450	368	27,211
Maintenance and repairs	-	1,408	-	-	21,641	23,049	931	390	24,370
Freights	-	4,901	14	-	330	5,245	-	29,976	35,221
Export taxes / selling taxes	-	-	-	-	-	-	-	29,375	29,375
Export expenses	-	-	-	-	-	-	-	3,649	3,649
Contractors and services	10	-	39	-	4,374	4,423	-	-	4,423
Energy transmission	-	-	-	-	-	-	-	2,890	2,890
Energy power	-	913	-	-	1,007	1,920	795	211	2,926
Professional fees	-	90	-	-	387	477	5,495	1,105	7,077
Other taxes	-	58	-	-	2,012	2,070	653	8	2,731
Contingencies	-	-	-	-	-	-	1,835	-	1,835
Lease expense and similar arrangements	-	145	-	-	-	145	1,185	51	1,381
Third parties raw materials	-	3,001	-	-	26,552	29,553	-	-	29,553
Tax recoveries	-	-	-	-	(11,527)	(11,527)	-	-	(11,527)
Others	-	1,344	-	-	4,428	5,772	3,465	6,597	15,834
Subtotal	478	22,319	53	206	239,381	262,437	50,750	80,673	393,860
Own agricultural produce consumed	-	38,935	318	-	137,410	176,663	-	-	176,663
Total	478	61,254	371	206	376,791	439,100	50,750	80,673	570,523

The accompanying notes are an integral part of these consolidated financial statements.

F- 30

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.	Expenses by nature (continued)

Expenses by nature for the year ended December 31, 2015:

	Cost of production of manufactured products (Note 5)
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total	General and Administrative Expenses	Selling Expenses	Total

Salaries, social security expenses and employee benefits	-	5,952	-	551	49,454	55,957	28,354	5,053	89,364
Raw materials and consumables	56	3,760	86	-	7,143	11,045	-	-	11,045
Depreciation and amortization	-	1,305	-	-	82,711	84,016	5,762	765	90,543
Fertilizers, agrochemicals and seeds	-	-	-	52	-	52	-	-	52
Fuel, lubricants and others	-	102	-	-	20,034	20,136	468	66	20,670
Maintenance and repairs	-	1,167	-	-	13,934	15,101	937	356	16,394
Freights	9	4,303	38	-	-	4,350	16	20,930	25,296
Export taxes / selling taxes	-	-	-	-	-	-	-	29,110	29,110
Export expenses	-	-	-	-	-	-	-	3,223	3,223
Contractors and services	-	-	82	-	3,297	3,379	-	-	3,379
Energy transmission	-	-	-	-	-	-	-	2,386	2,386
Energy power	-	622	-	-	1,039	1,661	793	27	2,481
Professional fees	-	84	-	-	349	433	6,008	1,257	7,698
Other taxes	-	85	-	-	1,260	1,345	716	-	2,061
Contingencies	-	-	-	-	-	-	1,482	-	1,482
Lease expense and similar arrangements	-	77	-	-	216	293	1,107	43	1,443
Third parties raw materials	-	9,506	-	-	24,182	33,688	-	-	33,688
Tax recoveries	-	-	-	-	(14,395)	(14,395)	-	-	(14,395)
Others	2	691	-	-	5,087	5,780	2,782	7,052	15,614
Subtotal	67	27,654	206	603	194,311	222,841	48,425	70,268	341,534
Own agricultural produce consumed	-	32,791	418	-	78,816	112,025	-	-	112,025
Total	67	60,445	624	603	273,127	334,866	48,425	70,268	453,559

The accompanying notes are an integral part of these consolidated financial statements.

F- 31

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.	Expenses by nature (continued)

Expenses by nature for the year ended December 31, 2014:

	Cost of production of manufactured products (Note 5)
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total	General and Administrative Expenses	Selling Expenses	Total

Salaries, social security expenses and employee benefits	-	5,842	-	563	55,136	61,541	32,237	5,467	99,245
Raw materials and consumables	-	-	-	-	8,814	8,814	-	-	8,814
Depreciation and amortization	-	1,322	-	61	114,026	115,409	5,962	1,113	122,484
Fuel, lubricants and others	-	108	-	25	20,938	21,071	475	49	21,595
Maintenance and repairs	-	1,383	-	56	17,857	19,296	994	367	20,657
Freights	-	5,906	174	-	-	6,080	8	25,145	31,233
Export taxes / selling taxes	-	-	-	-	-	-	-	32,697	32,697
Export expenses	-	-	-	-	-	-	-	2,204	2,204
Contractors and services	-	-	587	-	4,560	5,147	-	-	5,147
Energy transmission	-	-	-	-	-	-	-	1,703	1,703
Veterinary expenses	-	-	-	23	-	23	-	-	23
Energy power	-	654	-	2	1,113	1,769	295	28	2,092
Professional fees	-	122	-	-	753	875	7,470	1,067	9,412
Other taxes	-	-	-	100	1,333	1,433	784	5	2,222
Contingencies	-	-	-	-	-	-	1,236	-	1,236
Lease expense and similar arrangements	-	84	-	6	-	90	1,195	87	1,372
Third parties raw materials	-	8,392	-	-	27,948	36,340	-	-	36,340
Tax recoveries	-	-	-	-	(18,828)	(18,828)	-	-	(18,828)
Others	-	-	-	6	8,489	8,495	2,039	8,932	19,466
Subtotal	-	23,813	761	842	242,139	267,555	52,695	78,864	399,114
Own agricultural produce consumed	-	46,282	2,273	-	81,627	130,182	-	-	130,182
Total	-	70,095	3,034	842	323,766	397,737	52,695	78,864	529,296

The accompanying notes are an integral part of these consolidated financial statements.

F- 32

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

7.	Salaries and social security expenses

	2016	2015	2014
Wages and salaries (i)	117,423	104,216	133,573
Social security costs	28,849	23,111	28,646
Equity-settled share-based compensation	4,796	4,396	3,867
	151,068	131,723	166,086
Number of employees	8,326	8,089	8,109

(i)	Includes US$ 28,475, US$ 16,708 and US$ 42,354, capitalized in Property, Plant and Equipment for the years 2016, 2015 and 2014, respectively.

8.	Other operating income, net

	2016	2015	2014
Gain from disposal of farmland and other assets (Note 21)	-	7,914	-
(Loss) / Gain from commodity derivative financial instrument	(16,007)	22,148	9,937
Loss from onerous contracts – forwards	(44)	(25)	(157)
(Loss) /Gain from disposal of other property items	(1,255)	721	985
Settlement agreement (Nota 29)	8,489	-	-
Others	520	308	1,212
	(8,297)	31,066	11,977

9.	Financial results, net

	2016	2015	2014
Finance income:
- Interest income	7,671	8,201	7,068
- Other income	286	949	223
Finance income	7,957	9,150	7,291

Finance costs:
- Interest expense	(48,198)	(49,491)	(54,915)
- Cash flow hedge – transfer from equity (Note 2)	(85,214)	(32,700)	(12,031)
- Foreign exchange losses, net	(19,062)	(23,423)	(9,246)
- Taxes	(2,719)	(3,358)	(3,731)
- Loss from interest rate/foreign exchange rate derivative financial instruments	(5,694)	(4,437)	(3,232)
- Other expenses	(4,493)	(3,481)	(3,317)
Finance costs	(165,380)	(116,890)	(86,472)
Total financial results, net	(157,423)	(107,740)	(79,181)

The accompanying notes are an integral part of these consolidated financial statements.

F- 33

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.	Taxation

Adecoagro is subject to the applicable general tax regulations in Luxembourg.

The Group’s income tax has been calculated on the estimated assessable taxable results for the year at the rates prevailing in the respective foreign tax jurisdictions. The subsidiaries of the Group are required to calculate their income taxes on a separate basis according to the rules and regulations of the jurisdictions where they operate. Therefore, the Group is not legally permitted to compensate subsidiaries’ losses against subsidiaries’ income. The details of the provision for the Group’s consolidated income tax are as follows:

	2016	2015	2014
Current income tax	(21,505)	(2,163)	(124)
Deferred income tax	12,118	10,117	(10,411)
Income tax (expense) / benefit	(9,387)	7,954	(10,535)

The statutory tax rate in the countries where the Group operates for all of the years presented are:

Tax Jurisdiction	Income Tax Rate
Argentina	35%
Brazil	34%
Uruguay	25%

Deferred tax assets and liabilities of the Group as of December 31, 2016 and 2015, without taking into consideration the offsetting of balances within the same tax jurisdiction, will be recovered or settled as follows:

	2016	2015
Deferred income tax asset to be recovered after more than 12 months	96,822	88,466
Deferred income tax asset to be recovered within 12 months	17,504	36,569
Deferred income tax assets	114,326	125,035

Deferred income tax liability to be settled after more than 12 months	(86,573)	(68,102)
Deferred income tax liability to be settled within 12 months	(3,856)	(3,825)
Deferred income tax liability	(90,429)	(71,927)
Deferred income tax assets, net	23,897	53,108

The gross movement on the deferred income tax account is as follows:

	2016	2015	2014
Beginning of year	53,108	2,437	(9,255)
Exchange differences	10,953	(8,552)	7,954
Tax (charge) benefit relating to cash flow hedge (i)	(52,282)	49,106	14,149
Income tax (expense) / benefit	12,118	10,117	(10,411)
End of year	23,897	53,108	2,437

(i): Relates to the gain or loss before income tax of cash flow hedge recognized in other comprehensive income amounting to US$ (67,683) for the year ended December 31, 2016 (2015: US$ 176,657; 2014: US$ 53,584); net of the reclassification from Equity to Income Statements of US$ (85,214) for the year ended December 31, 2016 (2015: US$ (32,700); 2014: (12,031))

The accompanying notes are an integral part of these consolidated financial statements.

F- 34

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.	Taxation (continued)

The movement in the deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred income tax liabilities	Property, plant and equipment	Biological assets	Others	Total
At January 1, 2014	77,038	11,152	14,425	102,615
Charged/(credited) to the statement of income	(6,446)	3,469	6,014	3,037
Exchange differences	(16,367)	(2,137)	(2,936)	(21,440)
At December 31, 2014	54,225	12,484	17,503	84,212
(Credited)/charged to the statement of income	22,310	8,260	(12,460)	18,110
Exchange differences	(20,571)	(4,781)	(5,043)	(30,395)
At December 31, 2015	55,964	15,963	-	71,927
(Credited) /charged to the statement of income	3,380	(2,752)	16,787	17,415
Exchange differences	(512)	911	688	1,087
At December 31, 2016	58,832	14,122	17,475	90,429

Deferred income tax assets	Provisions	Tax loss Carry forwards	Equity-settled share-based compensation	Biological Assets	Others	Total
At January 1, 2014	5,827	69,620	6,417	4,874	6,622	93,360
Charged/(credited) to the statement of income	(3,745)	(2,636)	(522)	(1,568)	1,097	(7,374)
Tax charge relating to cash flow hedge	-	14,149	-	-	-	14,149
Exchange differences	(313)	(12,780)	-	507	(900)	(13,486)
At December 31, 2014	1,769	68,353	5,895	3,813	6,819	86,649
Charged/(credited) to the statement of income	770	24,541	(275)	(1,293)	4,484	28,227
Tax charge relating to cash flow hedge	-	49,106	-	-		49,106
Exchange differences	(750)	(34,809)		(793)	(2,595)	(38,947)
At December 31, 2015	1,789	107,191	5,620	1,727	8,708	125,035
Charged/(credited) to the statement of income	353	31,074	20	(2,063)	149	29,533
Tax charge relating to cash flow hedge	-	(52,282)	-	-	-	(52,282)
Exchange differences	289	11,135	-	336	280	12,040
At December 31, 2016	2,431	97,118	5,640	-	9,137	114,326

The accompanying notes are an integral part of these consolidated financial statements.

F- 35

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.	Taxation (continued)

Tax loss carry forwards in Argentina and Uruguay generally expire within 5 years. Tax loss carry forwards in Brazil do not expire. However, in Brazil, the taxable profit for each year can only be reduced by tax loss carry forward up to a maximum of 30%.

In order to fully realize the deferred tax asset, the Group will need to generate future taxable income in the countries where the tax loss carry forward were incurred. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that as at December 31, 2016, it is probable that the Group will realize all of the deferred tax assets in Argentina and some portion of the deferred tax assets in Brazil.

As of December 31, 2016, the Group’s tax loss carry forwards and their corresponding jurisdictions are as follows:

Jurisdiction	Tax loss carry forward	Expiration Period
Argentina	62,480	5 years
Brazil	219,840	No expiration date.
Uruguay	1,773	5 years

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The Group did not recognize deferred income tax assets of US$ 4.0 million in respect of losses amounting to US$ 11.8 million that can be carried forward against future taxable income.

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	2016	2015	2014
Tax calculated at the tax rates applicable to profits in the respective countries	(3,644)	3,842	(7,804)
Non-deductible items	(3,304)	(133)	(441)
Non-deductible items – changes in estimates on previous year	(1,182)	-	-
Tax losses where no deferred tax asset was recognized	(569)	(317)	(2,383)
Non-taxable income	-	4,625	199
Others	(688)	(63)	(106)
Income tax (expense) / benefit	(9,387)	7,954	(10,535)

The accompanying notes are an integral part of these consolidated financial statements.

F- 36

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.	Earnings per share

(a) Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Group by the weighted average number of shares in issue during the period excluding ordinary shares held as treasury shares (Note 22).

	2016	2015	2014

Profit/(Loss) from operations attributable to equity holders of the Group	2,039	(5,593)	11,116
Weighted average number of shares in issue (thousands)	121,421	120,901	120,562
Basic earnings / (loss) per share from operations	0.017	(0.046)	0.092

(b) Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares. The Group has two categories of dilutive potential shares: equity-settled share options and restricted units. For these instruments, a calculation is done to determine the number of shares that could have been acquired at fair value, based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the equity-settled share options. As of December 31, 2016, there were 1,658 thousands (2015: 1,701 thousands; 2014: 1,729 thousands) share options/restricted units outstanding that could potentially have a dilutive impact in the future but were antidilutive for the periods presented.

	2016	2015		2014

Profit / (Loss) from operations attributable to equity holders of the Group	2,039	(5,593)		11,116
Weighted average number of shares in issue (thousands)	121,421	120,901		120,562
Adjustments for:
- Employee share options and restricted units (thousands)	1,695	1,445		1,055
Weighted average number of shares for diluted earnings per share (thousands)	123,116	122,346		121,617
Diluted earnings / (loss) per share from operations	0.017	(0.046	)-	0.091

The accompanying notes are an integral part of these consolidated financial statements.

F- 37

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

12.	Property, plant and equipment

Changes in the Group’s property, plant and equipment in 2016 and 2015 were as follows:

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and fittings	Bearer plants	Others	Work in progress	Total
At January1, 2015
Cost	174,420	13,855	284,994	541,400	259,193	12,743	120,176	1,406,781
Accumulated depreciation	-	(8,454)	(90,223)	(263,814)	(44,517)	(8,192)	-	(415,200)
Net book amount	174,420	5,401	194,771	277,586	214,676	4,551	120,176	991,581
Year ended December31, 2015
Opening net book amount	174,420	5,401	194,771	277,586	214,676	4,551	120,176	991,581
Exchange differences	(56,498)	(1,588)	(70,454)	(106,957)	(68,889)	(1,829)	(22,824)	(329,039)
Additions	-	48	11,666	47,926	44,018	2,302	45,513	151,473
Reclassification to investment property (Note 13)	(580)	-	-	-	-	-	-	(580)
Transfers	430	2,574	43,879	68,136	-	392	(115,411)	-
Disposals	(3,245)	-	(1,564)	(1,728)	-	(64)	-	(6,601)
Reclassification to non-income tax credits (*)	-	-	(1,048)	(740)	-	-	(4,341)	(6,129)
Depreciation (Note 6)	-	(1,294)	(9,782)	(58,174)	(33,134)	(1,432)	-	(103,816)
Closing net book amount	114,527	5,141	167,468	226,049	156,671	3,920	23,113	696,889

The accompanying notes are an integral part of these consolidated financial statements.

F- 38

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

12.	Property, plant and equipment (continued)

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and fittings	Bearer plants	Others	Work in progress	Total
At December31, 2015
Cost	114,527	14,889	267,473	548,037	234,322	13,544	23,113	1,215,905
Accumulated depreciation	-	(9,748)	(100,005)	(321,988)	(77,651)	(9,624)	-	(519,016)
Net book amount	114,527	5,141	167,468	226,049	156,671	3,920	23,113	696,889
Year ended December31, 2016
Opening net book amount	114,527	5,141	167,468	226,049	156,671	3,920	23,113	696,889
Exchange differences	(6,004)	(838)	26,675	46,053	33,169	103	(924)	98,234
Additions	-	-	7,420	36,190	74,175	1,484	19,454	138,723
Reclassification to investment property (Note 13)	1,335	-	-	-	-	-	-	1,335
Transfers	-	6,856	6,491	6,608	-	8	(19,963)	-
Disposals	-	-	(1,078)	(3,125)	-	(72)	-	(4,275)
Reclassification to non-income tax credits (*)	-	-	(1,233)	(227)	-	-	(39)	(1,499)
Depreciation (Note 6)	-	(1,519)	(15,688)	(60,238)	(47,846)	(1,508)	-	(126,799)
Closing net book amount	109,858	9,640	190,055	251,310	216,169	3,935	21,641	802,608
At December31, 2016
Cost	109,858	20,907	305,748	633,536	341,666	15,067	21,641	1,448,423
Accumulated depreciation	-	(11,267)	(115,693)	(382,226)	(125,497)	(11,132)	-	(645,815)
Net book amount	109,858	9,640	190,055	251,310	216,169	3,935	21,641	802,608

(*) Brazilian federal tax law allows entities to take a percentage of the total cost of the assets purchased as a tax credit. As of December 31, 2016 and 2015, ICMS tax credits were reclassified to trade and other receivables.

The accompanying notes are an integral part of these consolidated financial statements.

F- 39

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

12.	Property, plant and equipment (continued)

Depreciation is calculated using the straight-line method to allocated their cost over the estimated usefull lives. Farmlands are not depreciated.

Farmland improvements	5-25 years
Buildings and facilities	20 years
Furniture and fittings	10 years
Computer equipment	3-5 years
Machinery and equipment	4-10 years
Vehicles	4-5 years
Bearer plants	6 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each statement of financial position date.

Depreciation charges are included in “Cost of production of Biological Assets”, “Cost of production of manufactures products”, “General and administrative expenses”, “Selling expenses” and capitalized in “Property, plant and equipment” for the years ended December 31, 2016, 2015 and 2014, respectively.

During the year ended December 31, 2016, borrowing costs of US$ 4,654 (2015: US$ 7,684, 2014: US$ 6,864) were capitalized as components of the cost of acquisition or construction for qualifying assets.

Certain of the Group’s assets have been pledged as collateral to secure the Group’s borrowings and other payables. The net book value of the pledged assets amounts to US$ 575,882 as of December 31, 2016 (2015: US$ 416,393).

13.	Investment property

Changes in the Group’s investment property in 2016 and 2015 were as follows:

	2016	2015
Beginning of the year	4,796	6,675
Reclassification (to)/from property, plant and equipment (i)	(1,335)	580
Exchange difference	(795)	(2,459)
End of the year	2,666	4,796
Cost	2,666	4,796
Accumulated depreciation	-	-
Net book amount	2,666	4,796

(i)       Relates to new contracts with third parties.

As of December 31, 2016, the fair value (level 3) of investment property was US$ 57 million (2015: US$ 55 million).

The accompanying notes are an integral part of these consolidated financial statements.

F- 40

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

14.	Intangible assets

Changes in the Group’s intangible assets in 2016 and 2015 were as follows:

	Goodwill	Trademarks	Software	Others	Total
At January 1,2015
Cost	20,172	2,498	3,910	142	26,722
Accumulated amortization	-	(1,539)	(1,276)	(129)	(2,944)
Net book amount	20,172	959	2,634	13	23,778
Year ended December 31, 2015
Opening net book amount	20,172	959	2,634	13	23,778
Exchange differences	(6,662)	(29)	(1,026)	(18)	(7,735)
Additions	-	-	1,160	43	1,203
Amortization charge (i)	-	-	(568)	(17)	(585)
Closing net book amount	13,510	930	2,200	21	16,661
At December 31, 2015
Cost	13,510	2,469	4,044	167	20,190
Accumulated amortization	-	(1,539)	(1,844)	(146)	(3,529)
Net book amount	13,510	930	2,200	21	16,661
Year ended December 31, 2016
Opening net book amount	13,510	930	2,200	21	16,661
Exchange differences	(105)	(8)	186	1	74
Additions	-	-	1,176	42	1,218
Amortization charge (i)	-	-	(661)	(40)	(701)
Closing net book amount	13,405	922	2,901	24	17,252
At December 31, 2016
Cost	13,405	2,461	5,406	210	21,482
Accumulated amortization	-	(1,539)	(2,505)	(186)	(4,230)
Net book amount	13,405	922	2,901	24	17,252

(i)	Amortization charges are included in “General and administrative expenses” and “Selling expenses” for the years ended December 31, 2016 and 2015, respectively. There were no impairment charges for any of the years presented (see Note 33 (a)).

The accompanying notes are an integral part of these consolidated financial statements.

F- 41

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.	Biological assets

Changes in the Group’s biological assets in 2016 and 2015 were as follows:

	2016
	Crops (ii)	Rice (ii)	Dairy	All other segments	Sugarcane (ii)	Total
Beginning of the year	22,536	23,131	6,786	288	59,077	111,818
Increase due to purchases	-	-	-	1,713	-	1,713
Initial recognition and changes in fair value of biological assets (i)	48,790	10,498	5,476	(13)	60,705	125,456
Decrease due to harvest / disposals	(110,252)	(38,508)	(27,946)	-	(141,645)	(318,351)
Costs incurred during the year	68,607	33,839	23,885	558	91,235	218,124
Exchange differences	(1,492)	(3,385)	(1,374)	(113)	13,008	6,644
End of the year year	28,189	25,575	6,827	2,433	82,380	145,404

	2015
	Crops (ii)	Rice (ii)	Dairy	All other segments	Sugarcane (ii)	Total
Beginning of the year	31,011	23,875	9,183	-	60,667	124,736
Increase due to purchases	-	-	-	306	-	306
Initial recognition and changes in fair value of biological assets (i)	11,561	2,822	7,542	(181)	32,784	54,528
Decrease due to harvest / disposals	(93,536)	(39,488)	(31,563)	-	(81,108)	(245,695)
Costs incurred during the year	81,725	44,024	25,120	253	67,460	218,582
Exchange differences	(8,225)	(8,102)	(3,496)	(90)	(20,726)	(40,639)
End of the year year	22,536	23,131	6,786	288	59,077	111,818

(i)       Biological asset with a production cycle of more than one year (that is dairy and cattle) generated “Initial recognition and changes in fair value of biological assets” amounting to US$ 66,168 for the year ended December 31, 2016 (2015: US$ 40,145; 2014: US$ 51,390). In 2016, an amount of US$ 56,783 (2015: US$ 44,236; 2014: US$ 105,466) was attributable to price changes, and an amount of US$ 9,385 (2015: US$ (4,091); 2014: US$ (54,076)) was attributable to physical changes.

(ii)	Biological assets that are measured at fair value within level 3 of the hierarchy.

The accompanying notes are an integral part of these consolidated financial statements.

F- 42

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.	Biological assets (continued)

Cost of production as of December 31, 2016:

	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	3,786	5,820	3,849	214	12,610	26,279
Depreciation and amortization	395	-	-	-	5,880	6,275
Fertilizers, agrochemicals and seeds	24,774	8,047	80	-	24,087	56,988
Fuel, lubricants and others	971	1,527	772	17	3,385	6,672
Maintenance and repairs	1,253	2,811	1,787	92	2,519	8,462
Freights	1,421	479	127	19	-	2,046
Contractors and services	23,769	13,248	-	-	2,651	39,668
Feeding expenses	-	-	9,053	21	-	9,074
Veterinary expenses	-	-	1,624	69	-	1,693
Energy power	119	853	492	-	-	1,464
Professional fees	131	85	169	-	145	530
Other taxes	1,561	131	8	100	116	1,916
Lease expense and similar arrangements	6,965	97	8	-	38,555	45,625
Others	3,462	741	563	26	1,287	6,079
Subtotal	68,607	33,839	18,532	558	91,235	212,771
Own agricultural produce consumed	-	-	5,353	-	-	5,353
Total	68,607	33,839	23,885	558	91,235	218,124

Cost of production as of December 31, 2015:

	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	4,573	7,729	4,765	6	8,578	25,651
Depreciation and amortization	461	11	-	-	4,711	5,183
Fertilizers, agrochemicals and seeds	30,639	10,370	-	-	16,519	57,528
Fuel, lubricants and others	1,645	2,783	908	12	2,588	7,936
Maintenance and repairs	973	3,610	1,972	55	1,401	8,011
Freights	616	1,063	125	15	-	1,819
Contractors and services	27,364	16,512	-	-	2,823	46,699
Feeding expenses	-	-	9,742	2	-	9,744
Veterinary expenses	-	-	1,913	38	-	1,951
Energy power	149	608	423	-	-	1,180
Professional fees	155	215	386	3	58	817
Other taxes	1,534	146	16	122	50	1,868
Lease expense and similar arrangements	10,459	358	2	-	30,035	40,854
Others	3,157	619	422	-	697	4,895
Subtotal	81,725	44,024	20,674	253	67,460	214,136
Own agricultural produce consumed	-	-	4,446	-	-	4,446
Total	81,725	44,024	25,120	253	67,460	218,582

The accompanying notes are an integral part of these consolidated financial statements.

F- 43

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.	Biological assets (continued)

Biological assets in 2016 and 2015 were as follows:

	2016	2015
Non-current
Cattle for dairy production (i)	6,584	6,460
Breeding cattle (ii)	1,533	-
Other cattle (ii)	399	16
	8,516	6,476
Current
Breeding cattle (iii)	501	-
Other cattle (iii)	243	598
Sown land – crops (ii)	28,189	22,536
Sown land – rice (ii)	25,575	23,131
Sown land – sugarcane (ii)	82,380	59,077
	136,888	105,342
Total biological assets	145,404	111,818

(i)	Classified as bearer and mature biological assets.
(ii)	Classified as consumable and immature biological assets.
(iii)	Classified as consumable and mature biological assets.

The fair value less estimated point of sale costs of agricultural produce at the point of harvest amounted to US$ 141,645 for the year ended December 31, 2016 (2015: US$ 81,108).

The following table presents the Group´s biological assets that are measured at fair value at December 31, 2016 and 2015 (see Note 17 to see the description of each fair value level):

	2016				2015
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Cattle for dairy production	-	6,584	-	6,584	-	6,460	-	6,460
Breeding cattle	2,034	-	-	2,034	-	-	-	-
Other cattle	-	642	-	642	-	614	-	614
Sown land – sugarcane	-	-	82,380	82,380	-	-	59,077	59,077
Sown land – crops	-	-	28,189	28,189	-	-	22,536	22,536
Sown land – rice	-	-	25,575	25,575	-	-	23,131	23,131

There were no transfers between any levels during the year.

The accompanying notes are an integral part of these consolidated financial statements.

F- 44

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.	Biological assets (continued)

The following significant unobservable inputs were used to measure the Group´s biological assets using the discounted cash flow valuation technique:

Description	Unobservable inputs	Range of unobservable inputs		Relationship of unobservable inputs to fair value
		2016	2015
Sown land – sugarcane	Sugarcane yield – tonnes per hectare; Sugarcane TRS (kg of sugar per ton of cane) Production Costs – US$ per hectare. (Include maintenance, harvest and leasing costs)	-Sugarcane yield: 60-100 tn/ha -Sugarcane TRS: 120-140 kg of sugar/ton of cane -Maintenance costs: 500-600 US$/ha -Harvest costs: 9.0 -14.0 US$/ton of cane -Leasing costs: 12.0-14.4 tn/ha	-Sugarcane yield: 60-90 tn/ha -Sugarcane TRS: 130-140 kg of sugar/ton of cane -Maintenance costs: 440-530 US$/ha -Harvest costs: 7.0 -10.0 US$/ton of cane -Leasing costs: 12.0-14.4 tn/ha

The higher the sugarcane yield, the higher the fair value. The higher the maintenance, harvest and leasing costs per hectare, the lower the fair value. The higher the TRS of sugarcane, the higher the fair value.

Sown land – crops	Crops yield – tonnes per hectare; Commercial Costs – usd per hectare; Production Costs – US$ per hectare.

- Crops yield: 2.0 – 2.8 tn/ha for Wheat, 5.4 – 7.7  tn/ha for Corn, 2mentira.7 - 3.8 tn/ha for Soybean and 1.5-2.1 for Sunflower
- Commercial Costs: 66-97 US$/ha for Wheat, 150-225 US$/ha for Corn, 70-110 US$/ha for Soybean and 65-90 US$/ha for Sunflower
- Production Costs: 170-250 US$/ha for Wheat, 350-550 US$/ha for Corn, 270-400 US$/ha for Soybean and 200-300 US$/ha for Sunflower

- Crops yield: 1.8 - 2.5 tn/ha for Wheat, 5.0 - 8.0 tn/ha for Corn, 2.0 - 3.2 tn/ha for Soybean and 1.6-2.3 for Sunflower
- Commercial Costs: 60-95 US$/ha for Wheat, 175-265 US$/ha for Corn, 75-110 US$/ha for Soybean and 65-90 US$/ha for Sunflower
- Production Costs: 170-250 US$/ha for Wheat, 340-500 US$/ha for Corn, 270-430 US$/ha for Soybean and 250-350 US$/ha for Sunflower

The higher the crops yield, the higher the fair value. The higher the commercial and direct costs per hectare, the lower the fair value.
Sown land – rice	Rice yield – tonnes per hectare; Commercial Costs – usd per hectare; Production Costs – US$ per hectare.	-Rice yield: 5.1 -6.1 tn/ha -Commercial Costs: 8-15 US$/ha -Production Costs: 750-1,000 US$/ha	-Rice yield: 4.4 -6.8 tn/ha -Commercial Costs: 6-15 US$/ha -Production Costs: 705-1,150 US$/ha	The higher the rice yield, the higher the fair value. The higher the commercial and direct costs per hectare, the lower the fair value.

As of December 31, 2015, the impact of a reasonable 10 % increase (decrease) in estimated costs, with all other variables held constant, would result in a decrease (increase) in the fair value of the Group’s plantations less cost to sell of US$ 9.1 million for sugarcane, US$ 1.1 million for crops and US$ 2.8 million for rice.

As of December 31, 2016, the impact of a reasonable 10 % increase (decrease) in estimated costs, with all other variables held constant, would result in a decrease (increase) in the fair value of the Group’s plantations less cost to sell of US$ 10.8 million for sugarcane, US$ 1.0 million for crops and US$ 2.7 million for rice.

The accompanying notes are an integral part of these consolidated financial statements.

F- 45

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.	Investments in joint ventures

The table below lists the Group’s investment in joint ventures for the years ended December 31, 2016, 2016 and 2015:

		% of ownership interest held
Name of the entity	Country of incorporation and	December 31, 2016	December 31, 2015	December 31, 2014
	operation
CHS AGRO S.A.	Argentina	50%	50%	50%

On February 26, 2013, the Group formed CHS AGRO, a joint venture with CHS Inc. CHS Inc. is a leading farmer-owned energy, grains and foods company based in the United States. The Group holds a 50 % interest in CHS AGRO. On October 2014, CHS AGRO finished its sunflower processing plant in the city of Pehuajo, Province of Buenos Aires, Argentina.

	2016	2015
At the beginning of the year	-	2,752
Share of loss	-	(2,685)
Exchange differences	-	(67)
At the end of the year	-	-

The following amounts represent the assets (including goodwill) and liabilities, and income and expenses of the joint ventures:

	2016	2015
Assets:
Non-current assets	17,185	17,592
Current assets	9316	11,179
	26,501	28,771
Liabilities:
Non-current liabilities	22,000	22,207
Current liabilities	15,273	14,341
	37,273	36,548
Net assets of joint venture	(10,772)	(7,777)

	2016	2015	2014
Income	9,390	14,201	-
Expenses	(16,048)	(22,934)	(1,848)
Loss before income tax	(6,658)	(8,733)	(1,848)

The shares in the joint ventures were not publicly traded for any of the years presented.

There are no contingent liabilities relating to the Group’s interest in the joint ventures, and no contingent liabilities of the ventures themselves.

According to the laws of certain of the countries in which the Group operates, 5 % of the profit of the year is separated to constitute legal reserves until they reach legal capped amounts (20 % of total capital). These legal reserves are not available for dividend distribution and can only be released to absorb losses. The Group’s joint ventures have not reached the legal capped amounts.

The accompanying notes are an integral part of these consolidated financial statements.

F- 46

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

The following tables show the carrying amounts of financial assets and financial liabilities by category of financial instrument and reconciliation to the corresponding line item in the statements of financial position, as appropriate. Since the line items “Trade and other receivables, net” and “Trade and other payables” contain both financial instruments and non-financial assets or liabilities (such as other tax receivables or advance payments for services to be received in the future), the reconciliation is shown in the columns headed “Non-financial assets” and “Non-financial liabilities”.

	Loans and receivables	Assets at fair value through profit or loss	Subtotal financial assets	Non- financial assets	Total

December 31,2016
Assets as per statement of financial position
Trade and other receivables	79,964	-	79,964	94,976	174,940
Derivative financial instruments	-	3,398	3,398	-	3,398
Cash and cash equivalents	158,568	-	158,568	-	158,568
Total	238,532	3,398	241,930	94,976	336,906

	Liabilities at fair value through profit or loss	Other financial liabilities at amortized cost	Subtotal financial liabilities	Non- financial liabilities	Total
Liabilities as per statement of financial position
Trade and other payables	31,424	49,718	81,142	12,443	93,585
Borrowings (excluding finance lease liabilities)(i)	-	635,215	635,215	-	635,215
Finance leases	-	181	181	-	181
Derivative financial instruments (i)	7,068	-	7,068	-	7,068
Total	38,492	685,114	723,606	12,443	736,049

(i)    Effective July 1, 2013,the Group formally documented and designated cash flow hedging relationships to hedge the foreign exchange rate risk of a portion of its highly probable future sales in US dollars using a portion of its borrowings denominated in US dollars, currency forwards and foreign currency floating-to-fixed interest rate swaps (see Note 2).

The accompanying notes are an integral part of these consolidated financial statements.

F- 47

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

(i)    Effective July 1, 2013,the Group formally documented and designated cash flow hedging relationships to hedge the foreign exchange rate risk of a portion of its highly probable future sales in US dollars using a portion of its borrowings denominated in US dollars, currency forwards and foreign currency floating-to-fixed interest rate swaps (see Note 2).

Liabilities carried at amortized cost also included liabilities under finance leases where the Group is the lessee and which therefore have to be measured in accordance with IAS 17. The categories disclosed are determined by reference to IAS 39. Finance leases are excluded from the scope of IFRS 7. Therefore, finance leases have been shown separately.

Because of the short maturities of most trade accounts receivable and payable, other receivables and liabilities, and cash and cash equivalents, their carrying amounts at the closing date do not differ significantly from their respective fair values. The fair value of long-term borrowings is disclosed in Note 26.

The accompanying notes are an integral part of these consolidated financial statements.

F- 48

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.	Financial instruments by category (continued)

Income, expense, gains and losses on financial instruments can be assigned to the following categories:

	Loans and receivables	Assets/ liabilities at fair value through profit or loss	Other financial liabilities at amortized cost	Total

December 31, 2016
Interest income (i)	7,671	-	-	7,671
Interest expense (i)	(39,533)	-	(8,665)	(48,198)
Foreign exchange gains/ (losses) (i)	4,737	(12,288)	(11,511)	(19,062)
Gain from derivative financial instruments(ii)	-	(21,745)	-	(21,745)
Net result	(27,125)	(34,033)	(20,176)	(81,334)

	Loans and receivables	Assets/ liabilities at fair value through profit or loss	Other financial liabilities at amortized cost	Total

December 31, 2015
Interest income (i)	8,201	-	-	8,201
Interest expense (i)	(42,615)	-	(6,876)	(49,491)
Foreign exchange gains/ (losses) (i)	1,499	(27,526)	2,604	(23,423)
Gain from derivative financial instruments(ii)	-	17,686	-	17,686
Net result	(32,915)	(9,840)	(4,272)	(47,027)

(i)	Included in “Financial Results, net” in the statement of income.
(ii)	Included in “Other operating income, net” and “Financial Results, net” in the statement of income.

The accompanying notes are an integral part of these consolidated financial statements.

F- 49

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.	Financial instruments by category (continued)

Determining fair values

IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. All financial instruments recognized at fair value are allocated to one of the valuation hierarchy levels of IFRS 13. This valuation hierarchy provides for three levels. The allocation reflects which of the fair values derive from transactions in the market and where valuation is based on models because market transactions are lacking. The level in the fair value hierarchy is categorized in its entirety is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety.

As of December 31, 2016 and 2015, the financial instruments recognized at fair value on the statement of financial position comprise derivative financial instruments.

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

The accompanying notes are an integral part of these consolidated financial statements.

F- 50

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.	Financial instruments by category (continued)

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of December 31, 2016 and 2015 and their allocation to the fair value hierarchy:

		Level 1	Level 2	Total

Assets
Derivative financial instruments	2016	2,789	609	3,398
Derivative financial instruments	2015	4,849	-	4,849

Liabilities
Derivative financial instruments	2016	(1,196)	(5,872)	(7,068)
Derivative financial instruments	2015	(4,326)	(2,368)	(6,694)

There were no transfers within level 1 and 2 during the years ended December 31, 2016 and 2015.

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for this purpose, details of which may be obtained from the following table:

Class	Pricing Method	Parameters	Pricing Model	Level	Total

Futures	Quoted price	-	-	1	(443)

Options	Quoted price	-	-	1	2,036

NDF	-	-	-	2	(5,210)

Foreign-currency interest-rate swaps	Theoretical price	Swap curve; Money market interest-rate curve; Foreign-exchange curve.	Present value method	2	(53)
					(3,670)

The accompanying notes are an integral part of these consolidated financial statements.

F- 51

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

18.	Trade and other receivables, net

	2016	2015
Non-current
Trade receivables	1,802	1,764
Trade receivables	1,802	1,764
Advances to suppliers	1,930	8,476
Income tax credits	7,472	6,428
Non-income tax credits (i)	1,853	1,914
Judicial deposits	3,280	2,105
Other receivables	1,075	1,108
Non-current portion	17,412	21,795
Current
Trade receivables	61,546	55,846
Receivables from related parties (Note 31)	8,114	8,204
Less: Allowance for trade receivables	(643)	(481)
Trade receivables – net	69,017	63,569
Prepaid expenses	8,302	3,914
Advances to suppliers	21,451	12,182
Income tax credits	7,116	5,438
Non-income tax credits (i)	43,572	42,914
Cash collateral	3,546	6
Receivables from related parties (Note 31)	172	300
Receivable from disposal of subsidiaries (Note 21)	-	2,997
Other receivables	4,352	13,691
Subtotal	88,511	81,442
Current portion	157,528	145,011
Total trade and other receivables, net	174,940	166,806

(i) Includes US$ 1,499 (2015: 6,129) reclassified from Property, plant and equipment.

The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other receivables approximate their carrying amount, as the impact of discounting is not significant.

The accompanying notes are an integral part of these consolidated financial statements.

F- 52

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

18.	Trade and other receivables, net (continued)

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies (expressed in US dollars):

	2016	2015
Currency
US Dollar	54,012	30,191
Argentine Peso	45,641	36,210
Uruguayan Peso	762	566
Brazilian Reais	74,525	99,839
	174,940	166,806

As of December 31, 2016 trade receivables of US$ 14,641 (2015: US$ 7,542) were past due but not impaired. The ageing analysis of these receivables indicates that 5,264 and 549 are over 6 months in 2016 and 2015, respectively.

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

Movements on the Group’s allowance for trade receivables are as follows:

	2016	2015	2014
At January 1	481	527	545
Charge of the year	387	152	192
Unused amounts reversed	(178)	(27)	(83)
Used during the year	-	(7)	-
Exchange differences	(47)	(164)	(127)
At December 31	643	481	527

The creation and release of allowance for trade receivables have been included in “Selling expenses” in the statement of income. Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above.

As of December 31, 2016, approximately 82% (2015: 73%) of the outstanding unimpaired trade receivables (neither past due not impaired) relate to sales to 17 well-known multinational companies with good credit quality standing, including but not limited to Camara de Comercializacao de Energia Electrica CCEE, Louis Dreyfus Commodities Suisse S.A.T, Alimport, Czarnikow Group Limited, Establecimientos Las Marias, Mastellone Hnos.S.A., Bunge Agritrade S.A., ETG Commodities Ltd., among others. Most of these entities or their parent companies are externally credit-rated. The Group reviews these external ratings from credit agencies.

The accompanying notes are an integral part of these consolidated financial statements.

F- 53

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

18.	Trade and other receivables, net (continued)

The remaining percentage as of December 31, 2016 and 2015 of the outstanding unimpaired trade receivables (neither past due nor impaired) relate to sales to a dispersed large quantity of customers for which external credit ratings may not be available. However, the total base of customers without an external credit rating is relatively stable.

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

19.	Inventories

	2016	2015(*)
Raw materials	42,108	35,740
Finished goods (Note 5)	68,191	47,624
Stocks held by third parties	1,308	1,643
Others	147	279
	111,754	85,286

(*) The prior years have been adjusted to reflect the Company’s adoption of amendments to IAS 16 and IAS 41 as further described in Note 32.

20.	Cash and cash equivalents

	2016	2015
Cash at bank and on hand	130,001	185,864
Short-term bank deposits	28,567	13,030
	158,568	198,894

21.	Disposals

Year ended December 31, 2014

Sale of 49% of interest in Global Anceo S.L.U. and Global Hisingen S.L.U.

In June, 2014, the Group completed the sale of a 49 % interest in both Global Anceo S.L.U. and Global Hisingen S.L.U., companies which main underlying assets are the Guayacanes and La Guarida farms, for an aggregate sale price of US$ 50.5 million. The net proceeds received as of the transaction´s day amounted to US$ 49.3 million.

The accompanying notes are an integral part of these consolidated financial statements.

F- 54

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

21.	Disposals (continued)

The sale of the respective equity interests did not result in the loss of control of these companies and therefore the transactions were treated as equity transactions for accounting purposes.The difference between the net proceeds received and the recognition of the non-controlling interest was registered in Statement of Changes in Shareholders’ Equity under the line item “Reserve from the sale of non-controlling interests in subsidiaries” for an amount of US$ 41.3 million (US$ 25.5 million in the column item “Reserve from the sale of non-controlling interests in subsidiaries” and US$ 15.8 million in the column item “Cumulative Translation Adjustment”) and also an increase in non-controlling interest of US$ 8.0 million.

Year ended December 31, 2015

Sale of La Cañada Farm.

In November 2015, the Group completed the sale of “La Cañada”, a 3,399 hectare farm located in the province of San Luis, Argentina, for a total consideration of US$ 12.6 million fully collected as of year-end. This transaction resulted in a gain of US$ 7.9 million included within “Other operating income, net”.

Sale of 49% of interest in Global Acamante S.L.U. Global Calidon S.L.U., Global Carelio S.L.U. and Global Mirabilis S.L.U.

In December, 2015, the Group completed the sale of a 49 % interest in Global Acamante S.L.U., Global Calidon S.L.U., Global Carelio S.L.U. and Global Mirabilis S.L.U., companies which main underlying assets are El Orden and La Carolina farms, for an aggregate sale price of US$ 22.0 million, which were fully collected at the time of the transaction.

The sale of the respective equity interests did not result in the loss of control of these companies and therefore. The difference between the net proceeds received and the recognition of the non-controlling interest was registered in Statement of Changes in Shareholders’ Equity under the line item “Reserve from the sale of non-controlling interests in subsidiaries” for an amount of US$ 19.9 million (US$ 16.1 million in the column item “Reserve from the sale of non-controlling interests in subsidiaries” and US$ 3.9 million in the column item “Cumulative Translation Adjustment”) and also an increase in non-controlling interest of US$ 2.0 million.

The accompanying notes are an integral part of these consolidated financial statements.

F- 55

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

22.	Shareholders’ contributions

The share capital of the Group is represented by common shares with a nominal value of US$ 1.5 per share and one vote each.

	Number of shares	Share capital and share premium
At January 1 2014	122,382	1,122,645
Employee share options exercised (Note 23) (1)	-	955
Restricted shares and units vested (Note 23)	-	3,444
Purchase of own shares	-	(10,427)
At 31 December 2014	122,382	1,116,617
Employee share options exercised (Note 23) (1)	-	1,786
Restricted shares and units vested (Note 23)	-	3,103
Purchase of own shares	-	(259)
At 31 December 2015	122,382	1,121,247
Employee share options exercised (Note 23) (1)	-	438
Restricted shares units vested (Note 23)	-	3,225
Purchase of own shares	-	(4,087)
At 31 December 2016	122,382	1,120,823

(1)	Treasury shares were used to settle these options and units.

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

As of December 31, 2016, the Company repurchased 2,840,825 shares under this program, of which 1,605,497 have been applied to some exercise of the Company’s stock option plan and restricted stock units plan.

The accompanying notes are an integral part of these consolidated financial statements.

F- 56

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

23.	Equity-settled share-based payments

The Group has set a “2004 Incentive Option Plan” and a “2007/2008 Equity Incentive Plan” (collectively referred to as “Option Schemes”) under which the Group granted equity-settled options to senior managers and selected employees of the Group´s subsidiaries. Additionally, in 2010 the Group has set a “Adecoagro Restricted Share and Restricted Stock Unit Plan” (referred to as “Restricted Share Plan”) under which the Group grants restricted stock units to senior and medium management and key employees of the Group’s subsidiaries.

(a)	Option Schemes

The fair value of the options under the Option Schemes was measured at the date of grant using the Black-Scholes valuation technique.

As of the date of these financial statements all options has already been vested and expensed. The Group recognized aggregate compensation expense of US$ nil for the year ended December 31, 2016 (2015: US$ nil; 2014: US$ 0.3 million) related to the options granted under the Option Schemes.

The Adecoagro/ IFH 2004 Stock Incentive Option Plan was effectively established in 2004 and is administered by the Compensation Committee of the Company. Options are exercisable over a ten-year period. In May 2014 this period was extended for another ten year-period.

Movements in the number of equity-settled options outstanding and their related weighted average exercise prices under the Adecoagro/ IFH 2004 Stock Incentive Option Plan are as follows:

	2016		2015		2014
	Average exercise price per share	Options (thousands)	Average exercise price per Share	Options (thousands)	Average exercise price per Share	Options (thousands)

At January 1	6.67	1,696	6.71	1,916	6.67	2,061
Forfeited	-	-	5.83	(9)	8.62	(5)
Exercised	6.96	(55)	7.11	(211)	5.83	(140)
At December 31	6.66	1,641	6.67	1,696	6.71	1,916

Options outstanding at year end under this Plan have the following expiry date and exercise prices:

	Exercise price per	Shares (in thousands)
Expiry date (i):	share	2016	2015	2014
May 1, 2024	5.83	570	570	570
May 1, 2025	5.83	481	508	543
May 1, 2026	5.83	46	50	136
February 16, 2026	7.11	103	103	110
October 1, 2026	8.62	441	465	557

(i) On May 2014, the Board of directors decided to extend the expired date of the Plan.

The accompanying notes are an integral part of these consolidated financial statements.

F- 57

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

23.	Equity-settled unit-based payments (continued)

The Adecoagro/ IFH 2007/ 2008 Equity Incentive Plan was effectively established in late 2007 and is administered by the Compensation Committee of the Company. Options are exercisable over a ten-year period.

Movements in the number of equity-settled options outstanding and their related weighted average exercise prices under the Adecoagro/ IFH 2007/2008 Equity Incentive Plan are as follows:

	2016		2015		2014
	Average exercise price per share	Options (thousands)	Average exercise price per share	Options (thousands)	Average exercise price per share	Options (thousands)

At January 1	13.07	1,701	13.07	1,729	13.07	1,751
Forfeited	12.98	(43)	13.01	(28)	13.40	(22)
At December 31	13.07	1,658	13.07	1,701	13.07	1,729

Options outstanding at year-end under the Adecoagro/ IFH 2007/2008 Equity Incentive Plan have the following expiry date and exercise prices:

	Exercise
	price per	Shares (in thousands)
Expiry date:	share	2016	2015	2014
From Nov 13, 2017 to Aug 25, 2018	12.82	908	937	957
Jan 30, 2019	13.40	595	608	617
Jun 1, 2019	12.82	3	3	3
Nov 1, 2019	13.40	11	11	11
From Jan 30, 2020 to Sep 1, 2020	13.40	110	110	110
From Jan 30, 2020 to Sep 1, 2020	12.82	31	31	31

The following table shows the exercisable shares at year end under both the Adecoagro/ IFH 2004 Incentive Option Plan and the Adecoagro/ IFH 2007/ 2008 Equity Incentive Plan:

Exercisable shares in thousands
2016	3,299
2015	3,397
2014	3,645

The accompanying notes are an integral part of these consolidated financial statements.

F- 58

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

23.	Equity-settled unit-based payments (continued)

(b)	Restricted Share and Restricted Stock Unit Plan

The Restricted Share and Restricted Stock Unit Plan was effectively established in 2010 and amended in November 2011. It is administered by the Compensation Committee of the Company. Restricted shares or units under these Plan vest over a 3-year period from the date of grant at 33 % on each anniversary of the grant date. Participants are entitled to receive one common share of the Company for each restricted share or restricted unit granted. There are no performance requirements for the delivery of common shares, except that a participant’s employment with the Group must not have been terminated prior to the relevant vesting date. If the participant ceases to be an employee for any reason, any unvested restricted unit shall not be converted into common shares. The maximum number of ordinary shares with respect to which awards may be made under the Plan is 2,474,701. The maximum numbers of ordinary shares is revised annually.

At December 31, 2016, the Group recognized compensation expense US$ 4.3 million related to the restricted stock units granted under the Restricted Share Plan (2015: US$ 4.4 million).

The restricted shares under the Restricted Share Plan were measured at fair value at the date of grant.

Key grant-date fair value and other assumptions under the Restricted Share Plan are detailed below:

Grant Date	Apr 1, 2014	May 15, 2014	Apr 1, 2015	May 15, 2015	Apr 1, 2016	May 15, 2016

Fair value	7.92	8.72	9.45	10.12	12.63	12.52
Possibility of ceasing employment before vesting	5%	0%	5%	0%	5%	0%

Movements in the number of restricted shares outstanding under the Restricted Share Plan are as follows:

	Restricted stock units (thousands)	Restricted stock units (thousands)	Restricted shares (thousands)	Restricted stock units (thousands)
	2016	2015	2014	2014
At January 1	1,018	861	109	699
Granted (1)	464	626	-	480
Forfeited	(29)	(37)	(3)	(21)
Vested	(453)	(432)	(106)	(297)
At December 31	1,000	1,018	-	861

(1) Approved by the Board of Directors of March 15, 2016 and the Shareholders Meeting of April 20, 2016

The accompanying notes are an integral part of these consolidated financial statements.

F- 59

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

Legal and other reserves amount to US$ 45,080 as of December 31, 2016 (2015: US$ 44,540) and are included within the balance of retained earnings in the statement of changes in shareholders’ equity.

The Company may make distributions in the form of dividends or otherwise to the extent that it has distributable retained earnings or available distributable reserves (including share premium) that result from the Stand Alone Financial Statements prepared in accordance with Luxembourg GAAP. No distributable retained earning result from the Stand Alone Financial Statements of the Company as of December 31, 2015, but the Company has distributable reserves in excess of US$ 920,171.

25.	Trade and other payables

	2016	2015
Non-current
Payable from acquisition of property, plant and equipment (i)	1,042	1,563
Other payables	385	348
	1,427	1,911
Current
Trade payables	77,325	47,035
Advances from customers	7,758	2,838
Amounts due to related parties (Note 31)	1,152	465
Taxes payable	4,685	2,716
Other payables	1,238	677
	92,158	53,731
Total trade and other payables	93,585	55,642

(i)	These trades payable are mainly collateralized by property, plant and equipment of the Group.

The fair values of current trade and other payables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other payables approximate their carrying amounts, as the impact of discounting is not significant.

The accompanying notes are an integral part of these consolidated financial statements.

F- 60

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

26.	Borrowings

	2016	2015
Non-current
Bank borrowings	430,202	483,583
Obligations under finance leases	102	68
	430,304	483,651
Current
Bank overdrafts	90	9
Bank borrowings	204,923	239,468
Obligations under finance leases	79	211
	205,092	239,688
Total borrowings	635,396	723,339

As of December 31, 2016, total bank borrowings include collateralized liabilities of US$ 525,663 (2015: US$ 669,109). These loans are mainly collateralized by property, plant and equipment, sugarcane plantations, sugar export contracts and shares of certain subsidiaries of the Group.

The maturity of the Group's borrowings (excluding obligations under finance leases) and the Group's exposure to fixed and variable interest rates is as follows:

	2016	2015
Fixed rate:
Less than 1 year	67,682	89,918
Between 1 and 2 years	43,630	31,096
Between 2 and 3 years	40,047	30,197
Between 3 and 4 years	21,857	22,497
Between 4 and 5 years	21,116	18,779
More than 5 years	20,239	34,492
	214,571	226,979
Variable rate:
Less than 1 year	137,331	149,559
Between 1 and 2 years	150,517	109,488
Between 2 and 3 years	81,947	102,351
Between 3 and 4 years	18,457	79,341
Between 4 and 5 years	18,309	44,233
More than 5 years	14,083	11,109
	420,644	496,081
	635,215	723,060

Borrowings incurred by the Group’s subsidiaries in Brazil are repayable at various dates between January 2017 and April 2024 and bear either fixed interest rates ranging from 2.5 % to 9.0 % per annum or variable rates based on LIBOR or other specific base-rates plus spreads ranging from 4.13 % to 17.52 % per annum. At December 31, 2016 LIBOR (six months) was 1.32% (2015: 0.85%).

Borrowings incurred by the Group´s subsidiaries in Argentina are repayable at various dates between January 2017 and September 2023 and bear either fixed interest rates ranging from 6.11 % and 7.00 % per annum for those borrowings denominated in US dollar, and a fixed interest rate ranging from 9.90 % and 28.75 % per annum for those borrowings denominated in argentine pesos.

The accompanying notes are an integral part of these consolidated financial statements.

F- 61

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

26.	Borrowings (continued)

Brazilian Subsidiaries

The main loans of the Group’s Brazilian Subsidiaries are:

Bank	Grant Date	Nominal amount		Capital outstanding as of December 31				Maturity date	Annual Interest Rate
				2016			2015
		(In millions)		Millions of Reais		Millions of equivalent Dollars	Millions of equivalent Dollars
Banco Do Brasil (1)	October 2012	R$	130.0	R$	109.9	33.7	32.9	November 2022	2.94% with 15% of bonus performance
Itau BBA FINAME Loan (2)	December 2012	R$	45.9	R$	30.4	9.3	9.3	December 2022	2.50%
Itau BBA (3)	March 2013	R$	75.0	R$	18.8	5.8	9.3	March 2019	CDI + 3.20%
Banco do Brasil / Itaú BBVA Finem Loan (4)	September 2013	R$	273.0	R$	219.4	67.3	66.7	January 2023	6.87%
BNDES Finem Loan (5)	November 2013	R$	215.0	R$	163.9	50.3	48.9	January 2023	3.84%
ING / Rabobank / ABN / HSBC / Credit Agricole / Caixa Geral / Galena (6)	January 2015	US$	160.0		-	98.0	160.0	December 2018	LIBOR 3M plus 4.40%
ING / Rabobank / Bladex / Credit Agricole / Votorantim / ABN (7)	August 2015	US$	110.0		-	110.0	110.0	December 2019	LIBOR 3M plus 4.65%
Rabobank (8)	February 2016	US$	40.0		-	40.0	-	March 2019	LIBOR 3M plus 3.50%
Tokyo-Mitsubishi (9)	August 2016	US$	30.0		-	30.0	-	August 2019	6.25%
Bradesco (10)	July 2016	R$	90.0	R$	90.0	27.6	-	May 2019	CDI + 2.10%
Votorantim (11)	July 2016	US$	15.0		-	15.0	-	June 2019	LIBOR 3M plus 4.60%

(1)	Collateralized by (i) a first degree mortgage of the Carmen (Santa Agua) farm; (ii) a first degree mortgage of the Sapálio farm; (iii) a first degree mortgage of the Takuare farm; and (iv) liens over the Ivinhema mill and equipment.
(2)	Collateralized by (i) a first degree mortgage of the Carmen (Santa Agua) farm; (ii) a first degree mortgage of the Sapálio farm; (iii) a first degree mortgage of the Takuare farm; and (iv) liens over the Ivinhema mill and equipment.
(3)	Collateralized by power sales contract.
(4)	Collateralized by (i) a first degree mortgage of the Carmen (Santa Agua) farm; (ii) a first degree mortgage of the Sapálio farm; (iii) a first degree mortgage of the Takuare farm; (iv) liens over the Ivinhema mill and equipment; and (v) power sales contract.
(5)	Collateralized by (i) liens over the Ivinhema mill and equipment; and (ii) power sales contracts.
(6)	Collateralized by (i) a first-degree mortgage of the Conquista, Alto Alegre, Dom Fabrício, Nossa Senhora Aparecida, Água Branca, Ouro Verde and Bela Manhã farms, (ii) pledge of sugarcane, and (iii) sales contracts.
(7)	Collateralized by (i) a first-degree mortgage of the Rio de Janeiro farm, and (ii) sales contracts.
(8)	Collateralized by sales contracts.
(9)	Collateralized by sales contracts.
(10)	Collateralized by pledge of ethanol.
(11)	Collateralized by (i) power sales contract and (ii) sales contracts.

The accompanying notes are an integral part of these consolidated financial statements.

F- 62

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

During 2016 and 2015 the Group was in compliance with all financial covenants.

Argentinian Subsidiaries

The main loans of the Group’s Argentinian Subsidiaries are:

Bank	Grant Date	Nominal amount	Capital outstanding as of December 31		Maturity date	Annual Interest Rate
			2016	2015
		(In millions)	(In millions)	(In millions)
IDB Tranche A (1)	Feb-09	US$ 20	US$ 6.15	US $ 8.7	Nov-18	6.11% per annum
IFC Tranche A (2)	Dic-16	US$ 25	US$ 25.00	-	Sep-21	4.3% plus LIBOR
IFC Tranche B (2)	Dic-16	US$ 25	US$ 25.00	-	Sep-23	4% plus LIBOR

(1): Collateralized by property, plant and equipment with a net book value of US$ 24.77 million, by a mortgage over (i) Carmen and La Rosa farms which are property of Adeco Agropecuaria S.A. and (ii) El Meridiano farm which is the property of Pilagá S.A.

(2): Collateralized by a US$ 75 million mortgage over Carmen farm, which is property of Adeco Agropecuaria S.A.

The Group entered into a floating to fix interest rate forward swap, fixing LIBOR at 1.25%, effective May 2012.

The abovementioned loans contain certain customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions, as well as restrictions on the payment of dividends. These financial ratios are measured considering the statutory financial statements of the Argentinian Subsidiaries.

During 2016 and 2015 the Group was in compliance with all financial covenants.

The carrying amounts of the Group’s borrowings are denominated in the following currencies (expressed in US dollars):

	2016	2015
Currency
US Dollar	437,307	526,710
Brazilian Reais	196,903	193,345
Argentine Peso	1,186	3,284
	635,396	723,339

The accompanying notes are an integral part of these consolidated financial statements.

F- 63

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

27.	Payroll and social security liabilities

	2016	2015
Non-current
Social security payable	1,235	1,236
	1,235	1,236
Current
Salaries payable	7,351	4,755
Social security payable	3,063	2,766
Provision for vacations	12,109	9,877
Provision for bonuses	4,321	4,755
	26,844	22,153
Total payroll and social security liabilities	28,079	23,389

28.	Provisions for other liabilities

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

The table below shows the movements in the Group's provisions for other liabilities categorized by type of provision:

	Labor, legal and other claims	Onerous contracts	Total
At January 1, 2015	2,729	8	2,737
Additions	1,483	17	1,500
Used during year	(921)	(1)	(922)
Exchange differences	(998)	(4)	(1,002)
At December 31, 2015	2,293	20	2,313
Additions	3,447	57	3,504
Used during year	(2,174)	(14)	(2,188)
Exchange differences	291	(31)	260
At December 31, 2016	3,857	32	3,889

Analysis of total provisions:

	2016	2015
Non current	3,299	1,653
Current	590	660
	3,889	2,313

The Group is engaged in several legal proceedings, including tax, labor, civil, administrative and other proceedings in Brazil, which qualified as contingent liabilities for an aggregate claimed nominal amount of US$ 18.2 million and US$ 30.1 million as of December 31, 2016 and 2015, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

F- 64

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

29.	Disclosure of leases and similar arrangements

The Group as lessee

Operating leases:

The Group leases land for crop cultivation in Argentina. The leases have an average term of a crop year and are renewable at the option of the lessee for additional periods. Under the lease agreements, rent accrues generally at the time of harvest. Rent is payable at several times during the crop year. Lease expense was US$ 6.8 million for the year ended December 31, 2016 (2015: US$ 10.8 million; 2014: US$ 12.8 million). Lease expense is capitalized as part of biological assets.

The Group also leases various offices and machinery under cancellable operating lease agreements which involve no significant amount.

The future aggregate minimum lease payments under cancellable operating leases are as follows:

	2016	2015
No later than 1 year	5,311	5,370
Later than 1 year and no later than 5 years	2,294	141
	7,605	5,511

Agriculture “partnerships” (parceria by its exact term in Portuguese):

The Group enters into contracts with landowners to cultivate sugarcane on their land. These contracts have an average term of 5 years.

Under these contracts, the Group makes payments based on the market value of sugarcane per hectare (in tons) used by the Group in each harvest, with the market value based on the price of sugarcane published by CONSECANA and a fixed amount of total recoverable sugar per ton. Lease expense was US$ 64.9 million for the year ended December 31, 2016 (2015: US$ 53.41 million; 2014: US$ 65.0 million). Lease expense is included in “Initial recognition and changes in fair value of biological assets and agricultural produce” in the statement of income.

Finance leases:

Most of the leased assets carried in the consolidated statement of financial position as part of a finance lease relate to long-term rental and lease agreements for vehicles, machinery and equipment. Obligations under finance leasing totals US$ 181 and US$ 279 as of December 31, 2016 and 2015, respectively.

The Group as lessor

Operating leases:

The Group acts as a lessor in connection with an operating lease related to leased farmland, classified as investment property. The lease payments received are recognized in profit or loss. The lease has a term of ten years.

The following amounts have been recognized in the statement of income in the line “Sales goods and services rendered”:

	2016	2015	2014
Rental income	954	1,302	1,523

The accompanying notes are an integral part of these consolidated financial statements.

F- 65

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

29.	Disclosure of leases and similar arrangements (continued)

The future minimum rental payments receivable under cancellable leases are as follows:

	2016	2015
No later than 1 year	494	940
Later than 1 year and no later than 5 years	988	1,185
	1,482	2,125

On September 2013, Marfrig Argentina S.A. (“Marfrig Argentina”), the argentine subsidiary of the Brazilian company Marfrig Alimentos S.A. (“Marfrig Alimentos"), unilaterally early terminated the lease agreements for grazing land entered into with the Group on December 2009. The termination of the lease agreements was effective in the fourth quarter of 2013, and on April 2014, the Group filed an arbitration proceeding against Marfrig Argentina and Marfrig Alimentos claiming unpaid invoices for US$ 0.5 million and indemnification for early termination. On September 2016, the Parties settled the arbitration proceedings in the amount of US$ 9 million. As of December 31 2016 the group collected US$ 7 million and as of the date of this financial statements the group has collected the full amount.

This settlement, net of the unpaid invoices and other expenses resulted in an income of US$ 8.5 million reflected in the line item Other operating income.

Finance leases:

The Group does not act as a lessor in connection with finance leases.

The accompanying notes are an integral part of these consolidated financial statements.

F- 66

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

30.	Group companies

The following table details the subsidiaries that comprised the Group as of December 31, 2016 and 2015:

			2016	2015
	Activities	Country of incorporation and operation	Ownership percentage held if not 100%	Ownership percentage held if not 100%
Details of principal subsidiary undertakings:
Operating companies (unless otherwise stated):
Adeco Agropecuaria S.A.	(a)	Argentina	-	-
Pilagá S.A.	(a)	Argentina	99.84%	99.84%
Cavok S.A.	(a)	Argentina	51%	51%
Establecimientos El Orden S.A.	(a)	Argentina	51%	51%
Bañado del Salado S.A.	(a)	Argentina	-	-
Agro Invest S.A.	(a)	Argentina	51%	51%
Forsalta S.A.	(a)	Argentina	51%	51%
Dinaluca S.A.	(a)	Argentina	-	-
Simoneta S.A.	(a)	Argentina	-	-
Compañía Agroforestal S.M.S.A.	(a)	Argentina	-	-
Energía Agro S.A.U.	(a)	Argentina	-	-
Adeco Agropecuaria Brasil Ltda.	(b)	Brazil	-	-
Adecoagro Vale do Ivinhema Ltda.	(b)	Brazil	-	-
Adecoagro Commodities Ltda.	(b)	Brazil	-	-
Usina Monte Alegre Ltda.	(b)	Brazil	-	-
Kelizer S.A.	(a)	Uruguay	-	-
Agroglobal S.A. (f.k.a. Adecoagro Uruguay S.A.)	(a)	Uruguay	-	-
Holdings companies:
Adeco Brasil Participações S.A.	-	Brazil	-	-
International Farmland Holdings LP	(d)	United States	-	-
Adecoagro LP S.C.S.	(e)	Luxembourg	-	-
Adecoagro GP S.a.r.l.	-	Luxembourg	-	-
Ladelux S.C.A.	-	Uruguay	-	-
Spain Holding Companies	(c)	Spain	-	-

(a) Mainly crops, rice, cattle and others.

(b) Mainly sugarcane, ethanol and energy.

(c) Comprised by (1) wholly owned subsidiaries: Kadesh España S.L.U.; Leterton España S.L.U.; Global Asterion S.L.U.; Global Acasto S.L.U.; Global Laertes S.L.U.; Global Seward S.L.U.; Global Pindaro S.L.U.; Global Pileo S.L.U.; Peak Texas S.L.U.; Peak City S.L.U. and 51% controlled subsidiaries (see note 21): Global Acamante S.L.U.; Global Carelio S.L.U.; Global Calidon S.L.U.; Global Mirabilis S.L.U. Global Anceo S.L.U.Global Hisingen S.L.U.

(d) Merge without liquidation with Adecoagro L.P. in April 2015.

(e) The continuer from the merger between Adecoagro LP and International Farmland Holdings LP.

The accompanying notes are an integral part of these consolidated financial statements.

F- 67

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

According to the laws of certain of the countries in which the Group operates, 5 % of the profit of the year is separated to constitute legal reserves until they reach legal capped amounts (20 % of total capital). These legal reserves are not available for dividend distribution and can only be released to absorb losses. The Group’s joint ventures have not reached the legal capped amounts.

31.	Related-party transactions

The following is a summary of the balances and transactions with related parties:

Related party	Relationship	Description of transaction	Income (loss) included in the statement of income			Balance receivable (payable)/(equity)
			2016	2015	2014	2016	2015

Mario Jorge de Lemos Vieira/ Cia	(i)	Cost of goods sold and services rendered (ii)	(42)	(2,304)	(2,854)	-	-
Agropecuaria Monte Alegre/ Alfenas		Receivables from related parties (Note 18)	-	-	-	172	300
Agricola Ltda/ Marcelo Weyland Barbosa Vieira/ Paulo Albert Weyland Vieira		Payables (Note 25)	-	-	-	(701)	(465)
Directors and senior management	Employment	Compensation selected employess	(5,213)	(7,528)	(7,439)	(17,355)	(16,836)

CHS Agro	Joint venture	Purchases of goods	-	-	402	-	-
		Receivables from related parties (Note 18)	-	-	-	8,114	8,204
		Payables from related parties (Note 25)	-	-	-	(451)	-
		Sales of goods	372	2,201	2,824	-	-
		Services	87	110	70	-	-
		Interest income	326	74	49	-	-

(i)	Shareholders of the Company.
(ii)	Relates to agriculture partnership agreements (“parceria”).

The accompanying notes are an integral part of these consolidated financial statements.

F- 68

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

32.1	Basis of preparation and presentation

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

In order to facilitate the understanding of our Consolidated Financial Statements, we have changed the format of the presentation of our income statement. During the fourth quarter of 2016, we aggregate our sales in a single line item titled “Sales of goods and services rendered”. Likewise, the corresponding cost has also been aggregated and presented as a single line item titled “Cost of goods sold and services rendered”. The breakdown of sales is now included in Note 4 to the Consolidated Financial Statements. The comparative figures have been retroactively changed accordingly.

The preparation of consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 32.

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

Other standards, amendments and interpretations which are effective for the financial year beginning on 1 January 2015 are not material to the Group.

▪	Effects of the adoption of the amendments of IAS 41 and IAS 16

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

The Group’s sugarcane and coffee plantations qualify as bearer plants under the new definition in IAS 41. As required under IAS 8, the change in accounting policy applied retrospectively. As a consequence, the sugarcane planting and coffee plantations was reclassified to property, plant and equipment and measured at amortized cost and depreciated over their useful life on straight-line basis, effective January 1, 2016 and comparative figures retrospectively revised accordingly. The Group adopted the transitional rule which allows companies to apply fair value of bearer plants as their deemed cost as of January 1, 2014.

However, agricultural produce growing on sugarcane and coffee plantations will remain under the line biological asset and continue to be measured at fair value less cost to sell.

The accompanying notes are an integral part of these consolidated financial statements.

F- 69

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

32.1	Basis of preparation and presentation (continued)

These amendments resulted in changes in accounting policies and adjustments to the amounts and the results of the operations recognized in the financial statements as of and for the years ended December 31, 2016 and 2015, as follows:

Statements of Income (extracts)
	2015(Previously stated)	Increase/ (Decrease)	2015 (Revised)	2014(Previously stated)	Increase/ (Decrease)	2014 (Revised)
Cost of goods sold and services rendered	(505,693)	(52,093)	(557,886)	(545,281)	(60,044)	(605,325)
Change in fair value of biological assets	36,869	17,659	54,528	27,145	73,071	100,216
Profit / (Loss) before income tax	22,129	(34,434)	(12,305)	8,544	13,027	21,571
Income tax (expense) / benefit	(3,754)	11,708	7,954	(6,106)	(4,429)	(10,535)
Profit / (Loss)for the period	18,375	(22,726)	(4,351)	2,438	8,598	11,036
Attributable to:
Equity holders of the parent	17,133	(22,726)	(5,593)	2,518	8,598	11,116
Non-controlling interests	1,242	-	1,242	(80)	-	(80)
	18,375	(22,726)	(4,351)	2,438	8,598	11,036
Basic earnings per share	0.142	(0.188)	(0.046)	0.021	0.071	0.092
Diluted earnings per share	0.140	(0.186)	(0.046)	0.021	0.070	0.091

Balance sheet (extracts)

	31 December 2015 (Prev. stated)	Increase/ (Decrease)	31 December 2015 (Revised)	1 January 2015 (Prev. stated)	Increase/ (Decrease)	1 January 2015 (Revised)
Biological assets	299,270	(187,452)	111,818	341,232	(216,496)	124,736
Property, plant and equipment	540,218	156,671	696,889	776,905	214,676	991,581
Deferred tax assets	60,857	7,887	68,744	45,597	(3,525)	42,072
Inventories	77,703	7,583	85,286	104,919	12,187	117,106
Total assets	978,048	(15,311)	962,737	1,268,653	6,842	1,275,495

Retained earnings	62,923	(14,128)	48,795	45,644	8,598	54,242
Cumulative Translation Adjustment	(567,133)	(1,183)	(568,316)	(395,804)	(1,756)	(397,560)
Total equity	542,730	(15,311)	(527,419)	770,385	6,842	777,227

Cash flow (extracts)
	31 December 2015 (Prev. stated)	Increase/ (Decrease)	31 December 2015 (Revised)	1 January 2015 (Prev. stated)	Increase/ (Decrease)	1 January 2015 (Revised)
Net cash generated from operating activities	153,914	(8,728)	145,186	133,133	(12,982)	120,151
Net cash used in investing activities	(133,779)	8,728	(125,051)	(313,454)	12,982	(300,472)

The accompanying notes are an integral part of these consolidated financial statements.

F- 70

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

32.1	Basis of preparation and presentation (continued)

(b) Standards, amendments and interpretations to existing standards that are not yet effective

Below is a description of the standards, amendments and interpretations issued by the IASB to existing standards that have been issued and are mandatory for the Group’s fiscal periods beginning after January 1, 2015 and which have not been early adopted by the Group:

In May 2014, the IASB issued IFRS 15, "Revenue from contracts with customers", which deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18 ‘Revenue’ and IAS 11 ‘Construction contracts’ and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2018 and earlier application is permitted. The Group has not yet assessed the potential impact IFRS 15 may have on the financial position and results of operations of the Group.

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

F- 71

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

32.2	Scope of consolidation

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

The accompanying notes are an integral part of these consolidated financial statements.

F- 72

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

32.2	Scope of consolidation (continued)

The Group has assessed the nature of its joint arrangements and determined them to be joint ventures and value them under the equity method.

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

32.3	Segment reporting

According to IFRS 8, operating segments are identified based on the ‘management approach’. This approach stipulates external segment reporting based on the Group’s internal organizational and management structure and on internal financial reporting to the chief operating decision maker (the Management Committee in the case of the Company)

32.4	Foreign currency translation

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

F- 73

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

32.5	Property, plant and equipment

Property, plant and equipment is recorded at cost, less accumulated depreciation and impairment losses, if any. Historical cost comprises the purchase price and any costs directly attributable to the acquisition. Under the definition of Property plant and equipment is included the bearer plants, such as sugarcane and coffe trees.

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

The depreciation methods and periods used by the group are disclosed in Note 12.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within “Other operating income, net” in the statement of income.

32.6	Investment property

Investment property consists of farmland for rental or for capital appreciation and not used in production or for sale in the ordinary course of business, and it is measured at cost less accumulated depreciation and any impairment losses if any.

32.7	Leases

The Group classifies its leases at the inception as finance or operating leases. Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases and charged to the statements of income in a straight-line basis over the period of the lease. Finance leases are capitalized at the lease’s inception at the lower of the fair value of the leased property and the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included as “Borrowings”

32.8	Goodwill

Goodwill represents future economic benefits arising from assets that are not capable of being individually identified and separately recognized by the Group on an acquisition. Goodwill on acquisition is initially measured at cost. being the excess of the consideration over the fair value of the Group’s share of net assets of the acquired subsidiary undertaking at the acquisition date. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. It is allocated to those cash generating units expected to benefit from the acquisition for the purpose of impairment testing. Goodwill arising on the acquisition of subsidiaries is included within “Intangible assets” on the statement of financial position. Goodwill arising on the acquisition of foreign entities is treated as an asset of the foreign entity denominated in the local currency and translated at the closing rate.

Goodwill is not amortized but tested for impairment on an annual basis, or more frequently if there is an indication of impairment. Gains and losses on the disposal of a Group entity include any goodwill relating to the entity sold (see Note 32.10).

The accompanying notes are an integral part of these consolidated financial statements.

F- 74

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

32.9	Other intangible assets

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

32.10	Impairment of assets

Goodwill

For the purpose of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash flows, known as cash-generating units. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset may in the unit. Impairment losses recognized for goodwill cannot be reversed in a subsequent period. Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted (see Note 33 (a) for details).

Property, plant and equipment and finite lived intangible assets

At each statement of financial position date, the Group reviews the carrying amounts of its property, plant and equipment and other intangible assets which have finite lives to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, that carrying amount is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of income.

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

32.11	Biological assets

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

F- 75

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

32.11	Biological assets (continued)

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

The agricultural produce growing on the coffee trees, are biological assets, and are valued at fair value less cost to sell. Projected costs include maintenance, pruning, land leasing, harvesting and coffee treatment. These estimates are discounted at an appropriate discount rate.

The accompanying notes are an integral part of these consolidated financial statements.

F- 76

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

32.11.	Biological assets (continued)

•	Sugarcane:

Sugarcane planting costs form part of Property plant and equipment. The agricultural produce growing on sugarcane is classified as biological assets and are measured at fair value less cost to sell. The fair value of agricultural produce growing on sugarcane depends on the variety, location and maturity of the plantation.

Agricultural produce growing in the Sugarcane, for which biological growth is not significant, is valued at cost, which approximates fair value. Expenditure on the agricultural produce growing in the sugarcane consists mainly of labor, agrochemicals and fertilizers among others. When it has attained significant biological growth, it is measured at fair value through a discounted cash flow model. Revenues are based on estimated yearly production volume (which will be destined to sugar, ethanol, energy and raw cane production) and the price is calculated as the average of daily prices for sugar future contracts (Sugar #11 ICE-NY contracts) for a six months period. Projected costs include maintenance and land leasing among others. These estimates are discounted at an appropriate discount rate.

32.12	Inventories

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

32.13	Financial assets

Financial assets are classified in the following categories: at fair value through profit or loss and loans and receivables. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition (see Note 17).

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

The accompanying notes are an integral part of these consolidated financial statements.

F- 77

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

32.13	Financial assets (continued)

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

The Group assesses at each statement of financial position date whether there is objective evidence that a financial asset or a group of financial assets is impaired. Impairment testing of trade receivables is described in Note 32.15.

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

32.14	Derivative financial instruments and hedging activities

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

Cash flow hedge

The effective portion of the gain or loss on the instruments that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the statement of income within "Finance income” or “Finance cost”, as appropriate.

The accompanying notes are an integral part of these consolidated financial statements.

F- 78

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

32.14	Derivative financial instruments and hedging activities (continued)

Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss. The gain or loss relating to the effective portion is recognized in the statement of income within "Finance income” or “Finance cost”, as appropriate.

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

32.15	Trade and other receivables and trade and other payables

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. In the case of receivables, less allowance for trade receivables.

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

32.16	Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less. In the statements of cash flows, interest paid is presented within financing cash flows and interest received is presented within investing activities.

32.17	Borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost using the effective interest method. Borrowing costs are capitalized during the period of time that is required to complete and prepare the asset for its intended use.

32.18	Provisions

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

32.19	Onerous contracts

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

F- 79

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

32.20	Current and deferred income tax

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

F- 80

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

32.21	Revenue recognition

The Group’s primary activities comprise agricultural and agro-industrial activities.

The Group’s agricultural activities comprise growing and selling agricultural produce. In accordance with IAS 41 “Agriculture”, cattle are measured at fair value with changes therein recognized in the statement of income as they arise. Agricultural produce is measured at net realizable value with changes therein recognized in the statement of income as they arise. Therefore, sales of agricultural produce and cattle generally do not generate any separate gains or losses in the statement of income. See Notes 32.11 and 32.12 for additional details.

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

32.22	Farmlands sales

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

F- 81

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

32.23	Assets held for sale and discontinued operations

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

32.24	Earnings per share

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

32.25	Equity-settled share-based payments

The Group issues equity settled share-based payments to certain directors, senior management and employees. Options under the awards were measured at fair value at the date of grant. An expense is recognized to spread the fair value of each award over the vesting period on a straight-line basis, after allowing for an estimate of the awards that will eventually vest. The estimate of the level of vesting is reviewed at least annually, with any impact on the cumulative charge being recognized immediately.

32.26	Research and development

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

F- 82

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

(a)Impairment testing

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

Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying amount may be impaired. The impairment review requires management to undertake certain judgments, including estimating the recoverable value of the CGU to which the goodwill relates, based on either fair value less costs-to-sell or the value-in-use, as appropriate, in order to reach a conclusion on whether it deems the goodwill is impaired or not.

For purposes of the impairment testing, each CGU represents the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or group of assets.

Farmlands may be used for different activities that may generate independent cash flows. When farmlands are used for single activities (i.e. crops), these are considered as one CGU. When farmland businesses are used for more than one segment activity (i.e. crops and cattle or rental income), the farmland is further subdivided into two or more CGUs, as appropriate, for purposes of impairment testing. Generally, each separate farmland within Argentina and Uruguay are treated as single CGUs, while in Brazil, management identified a farmland together with its related mill as separate CGUs.

Based on these criteria, management identified a total amount of 39 CGUs as of September 30, 2016 and thirty-eight CGUs as of September 30, 2015.

As of September 30, 2016 and 2015, there were no impairment indicators on the Company’s long lived assets. Therefore, the Group only tested those CGUs with allocated goodwill in Argentina, Brazil and Uruguay.

CGUs tested based on a fair-value-less-costs-to-sell model at September 30, 2016 and 2015:

As of September 30, 2016, the Group identified 11 CGUs in Argentina and Uruguay (2015: 11 CGUs) to be tested based on this model (all CGUs with allocated goodwill). Estimating the fair value less costs-to-sell is based on the best information available, and refers to the amount at which the CGU could be bought or sold in a current transaction between willing parties. In calculating the fair value less costs-to-sell, management may be assisted by the work of external advisors. When using this model, the Group applies the “sales comparison approach” as its method of valuing most properties. This method relies on results of sales of similar agricultural properties to estimate the value of the CGU. This approach is based on the theory that the fair value of a property is directly related to the selling prices of similar properties.

The accompanying notes are an integral part of these consolidated financial statements.

F- 83

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.	Critical accounting estimates and judgments (continued)

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

The following table shows only the 11 CGUs (2015: 11 CGUs) where goodwill was allocated at each period end and the corresponding amount of goodwill allocated to each one:

CGU / Operating segment / Country	September 30, 2016	September 30, 2015
La Carolina / Crops / Argentina	40	64
La Carolina / Cattle / Argentina	13	22
El Orden/ Crops / Argentina	60	97
El Orden/ Cattle / Argentina	5	8
La Guarida / Crops / Argentina	405	658
La Guarida / Cattle / Argentina	330	536
Los Guayacanes / Crops / Argentina	511	830
Doña Marina / Rice / Argentina	1,803	2,930
Huelen / Crops / Argentina	2,020	3,283
El Colorado / Crops / Argentina	890	1,446
El Colorado / Cattle / Argentina	130	211
Closing net book value of goodwill allocated to CGUs tested (Note 14)	6,207	10,085
Closing net book value of PPE items and other assets allocated to CGUs tested	36,901	54,272
Total assets allocated to CGUs tested	43,108	64,357

Based on the testing above, the Group determined that none of the CGUs, with allocated goodwill, were impaired at September 30, 2016 and 2015.

The accompanying notes are an integral part of these consolidated financial statements.

F- 84

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.	Critical accounting estimates and judgments (continued)

CGUs tested based on a value-in-use model at September 30, 2016 and 2015:

As of September 30, 2016, the Group identified 3 CGUs (2015: 3 CGUs) in Brazil to be tested base on this model (all CGUs with allocated goodwill). In performing the value-in-use calculation, the Group applied pre-tax rates to discount the future pre-tax cash flows. In each case, these key assumptions have been made by management reflecting past experience and are consistent with relevant external sources of information, such as appropriate market data. In calculating value-in-use, management may be assisted by the work of external advisors.

The key assumptions used by management in the value-in-use calculations which are considered to be most sensitive to the calculation are:

Key Assumptions	September 30, 2016	September 30, 2015
Financial projections	Covers 4 years for UMA	Covers 4 years for UMA
	Cover 7 years for AVI	Cover 7 years for AVI
Yield average growth rates	0-1%	0-1%
Future pricing increases	3% per annum	1% per annum
Future cost increases	3% per annum	1% per annum
Discount rates	6.22%	6.5%
Perpetuity growth rate	2.%	2%

Discount rates are based on the risk-free rate for U. S. government bonds, adjusted for a risk premium to reflect the increased risk of investing in South America and Brazil in particular. The risk premium adjustment is assessed for factors specific to the respective CGUs and reflects the countries that the CGUs operate in.

The following table shows only the 3 CGUs where goodwill was allocated at each period end and the corresponding amount of goodwill allocated to each one:

CGU/ Operating segment	September 30, 2016	September 30, 2015
AVI / Sugar, Ethanol and Energy	4,892	3,997
UMA / Sugar, Ethanol and Energy	2,564	2,122
Closing net book value of goodwill allocated to CGUs tested (Note 14)	7,456	6,119
Closing net book value of PPE items and other assets allocated to CGUs tested	689,857	554,688
Total assets allocated to 3 CGUs tested	697,313	560,807

Based on the testing above, the Group determined that none of the CGUs, with allocated goodwill, were impaired at September 30, 2016 and 2015.

Management views these assumptions as conservative and does not believe that any reasonable change in the assumptions would cause the carrying value of these CGU’s to exceed the recoverable amount.

The accompanying notes are an integral part of these consolidated financial statements.

F- 85

Adecoagro S.A.

Notes to the Consolidated Financial Statements (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.	Critical accounting estimates and judgments (continued)

(b) Biological assets

The nature of the Group’s biological assets and the basis of determination of their fair value are explained under Note 32.11. The discounted cash flow model requires the input of highly subjective assumptions including observable and unobservable data. Generally the estimation of the fair value of biological assets is based on models or inputs that are not observable in the market and the use of unobservable inputs is significant to the overall valuation of the assets. Unobservable inputs are determined based on the best information available, for example by reference to historical information of past practices and results, statistical and agronomical information, and other analytical techniques. Key assumptions include future market prices, estimated yields at the point of harvest, estimated production cycle, future cash flows, future costs of harvesting and other costs, and estimated discount rate.

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

The key assumptions discussed above are highly sensitive. Reasonable shifts in assumptions including but not limited to increases or decreases in prices, costs and discount factors used would result in a significant increase or decrease to the fair value of biological assets. In addition, cash flows are projected over a number of years and based on estimated production. Estimates of production in themselves are dependent on various assumptions, in addition to those described above, including but not limited to several factors such as location, environmental conditions and other restrictions. Changes in these estimates could materially impact on estimated production, and could therefore affect estimates of future cash flows used in the assessment of fair value (see Note 15).

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

(d) Income taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

Deferred tax assets are reviewed each reporting date and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the asset to be settled. Deferred tax assets and liabilities are not discounted. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment (see Note 10 for details).

The accompanying notes are an integral part of these consolidated financial statements.

F- 86