Form 20-F
period 2017-12-31
Adecoagro S.A.
filed 2018-04-27
CIK 1499505

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED ON DECEMBER 31, 2017
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM TO ________________
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
Catherine Drissens
Vertigo Naos Building, 6, Rue Eugène Ruppert,
L - 2453 Luxembourg
Email: catherine.Drissens@intertrustgroup.com
Tel: +352.26449.167
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
None
The number of outstanding shares of each of the issuer’s classes of capital stock as of December 31, 2017:
117,738,419 Common Shares, par value $1.50 per share
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
Yes ☑   No ☐
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
During 2011, we contributed the net proceeds of the IPO to increase our interest in IFH from 98% to 98.64%. During 2012, we issued, in a series of transactions, 1,654,752 shares to certain limited partners of IFH in exchange for their residual interest in IFH, totaling 1.3595%, thereby increasing our interest in IFH to approximately 100%. During 2015 IFH merge into Adecoagro LP; consequently we own 100% of Adecoagro LP for further information please see "Item 4 - A. History and development of the Company - General Information.".
The consolidated financial statements as of December 31, 2017, 2016 and 2015, and for the years then ended (hereinafter, the “Consolidated Financial Statements”) included in this annual report have been prepared in accordance with IFRS. All IFRS effective at the time of preparing the Consolidated Financial Statements have been applied.

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
Adjusted Consolidated EBITDA, Adjusted Segment EBITDA, Adjusted Consolidated EBIT and Adjusted Segment EBIT
We present Adjusted Consolidated EBITDA, Adjusted Segment EBITDA, Adjusted Consolidated EBIT and Adjusted Segment EBIT in this annual report as supplemental measures of performance of our company and of each operating segment, respectively, that are not required by, or presented in accordance with IFRS. Our Adjusted Consolidated EBITDA equals the sum of our Adjusted Segment EBITDA for each of our operating segments. We define “Adjusted Consolidated EBITDA” as (i) consolidated net profit (loss) for the year, as applicable, before interest expense, income taxes, depreciation and amortization, foreign exchange gains or losses, other net financial expenses; and (ii) adjusted by profit or loss from discontinued operations; and (iii) adjusted by gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland which are reflected in our Shareholders Equity under the line item: "Reserve from the sale of non-controlling interests in subsidiaries.” We define “Adjusted Segment EBITDA” for each of our operating segments as (i) the segment’s share of consolidated profit (loss) from operations before financing and taxation for the year, as applicable, before depreciation and amortization; and (ii) adjusted by profit or loss from discontinued operations; and (iii) adjusted by gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, which are reflected in our Shareholders Equity under the line item: “Reserve from the sale of non-controlling interests in subsidiaries.”
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
Adjusted Free Cash Flow and Adjusted Free Cash Flow from Operations
We believe that the measures of Adjusted Free Cash Flow and Adjusted Free Cash Flow from Operations are important measures of liquidity that enable investors to draw important comparisons year to year of the amount of cash generated by the Company’s principal business and financing activities, which includes the cash generated from our land transformation activities, after paying for recurrent items, including interest, taxes and maintenance capital expenditures.
We define Adjusted Free Cash Flow as (i) net cash generated from operating activities, less (ii) net cash used in investing activities, less (iii) interest paid, plus (iv) proceeds from the sale of non-controlling interest in farming subsidiaries. We define Adjusted Free Cash Flow from Operations as (i) net cash generated from operating activities less (ii) net cash used in investing activities, less (iii) interest paid, plus (iv) proceeds from the sale of non-controlling interest in subsidiaries; plus (v) expansion capital expenditures.
Expansion capital expenditures is defined as the required investment to expand current production capacity including organic growth, joint ventures and acquisitions. We define maintenance capital expenditures as the necessary investments in order to maintain the current level of productivity both at an agricultural and industrial level. Proceeds from the sale of non-controlling interest in farming subsidiaries is a measure of the cash generated from our land transformation business that is included under cash from financing activities pursuant to IFRS.
We believe Adjusted Free Cash Flow is an important liquidity measure for the Company because it allows investors and others to evaluate and compare the amount of cash generated by the Company business and financing activities to undertake growth investments, to fund acquisitions, to reduce outstanding financial debt, and to provide a return to shareholders in the form of dividends and/or share repurchases, among other things.
We believe Adjusted Free Cash Flow from Operations is an additional important liquidity metric for the Company because it allows investors and others to evaluate and compare the total amount of cash generated by the Company’s business and financing activities after paying for recurrent items including interests, taxes and maintenance capital expenses. We believe this metric is relevant in evaluating the overall performance of our business.
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

Planting
Harvest
Storage, Processing & Selling
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar
Humid Pampas and South West (Argentina)
Soybean
Corn
Wheat / Barley
Soybean second harvest
Western Bahia (Brazil)
Soybean
Corn
Cotton
Northern Argentina
Soybean
Corn / Sunflower
Wheat / Barley
Soybean / Corn second harvest
Uruguay
Soybean
Corn
Wheat / Barley
Soybean Second harvest

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
Recent Developments
On March 23, 2018 - the Company announced the submission of an investment proposal to partner with SanCor Cooperativas Unidas Limitadas (“SanCor”), one of the leading dairy processors of Argentina (the “Offer”). The Offer has been approved by the constituent members of the SanCor cooperative, however the Offer is still subject to the satisfaction of certain conditions precedent relating to SanCor’s restructuring and refinancing of SanCor’s indebtedness as well as SanCor and Adecoagro agreeing on formal documentation, among others. SanCor is one of the largest milk processors in Argentina. SanCor produces a wide range of dairy products, including milk, powdered milk, cheese, cream. SanCor is a well-established brand with more than 80 years in the marketplace. It owns several industrial assets with a total milk processing capacity of 4 million liters per day.

x

PART I
Item 1.    Identity of Directors, Senior Management and Advisers

Not applicable.
Item 2.    Offer Statistics and Expected Timetable

Not applicable.
Item 3.    Key Information
A.    SELECTED FINANCIAL DATA
The following selected statement of financial position data as of December 31, 2017 and 2016 and selected statement of income data and cash flow data for the three years in the period ended December 31, 2017 have been derived from our Consolidated Financial Statements appearing elsewhere in this annual report on Form 20-F. The selected statement of financial position data as of December 31, 2015 and 2014 and for the years ended December 31, 2015 and 2014 have been derived from our annual consolidated financial statements as of December 31, 2016, 2015 and 2014 and for the three years in the period ended December 31, 2016, which are not included herein. The selected statement of financial position data as of December 31, 2013 and for the year ended December 31, 2013 have been derived from our annual consolidated financial statements as of December 31, 2014, 2013 and 2012 and for the three years in the period ended December 31, 2014, which are not included herein.
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
▪Effects of the adoption of the amendments to IAS 41 and IAS 16
IASB amended IAS 16 “Property, Plant and Equipment” and IAS 41 “Agriculture,” which distinguish bearer plants from other biological assets. Bearer plants are used solely to grow produce over their productive lives and are considered to bear more resemblance to machinery and equipment (IAS 16) than other biological assets (under IAS 41). Accordingly, they are now accounted for under IAS 16. However, the agricultural produce growing on bearer plants remains within the scope of IAS 41 and is measured at fair value less cost to sell. The amendments were applicable for our fiscal year ended December 31, 2016.
Our sugarcane and coffee plantations qualify as bearer plants under the new definition in IAS 41. As required under IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors”, we effected the change in accounting policy retrospectively. Consequently, effective January 1, 2016, our sugarcane and coffee plantations were reclassified to property, plant and equipment, measured at amortized cost and depreciated over their useful life on a straight-line basis. We adopted the transitional rule provided for in the amendment, which allowed us to apply the fair value of bearer plants as their deemed cost as of January 1, 2014. Accordingly, we revised the comparative amounts financial data for the years ended December 31, 2015 and 2014. Financial data for the year ended December 31, 2013 have not been revised, and is not comparable to financial data for the years 2017, 2016, 2015 and 2014.
For further information, and an analysis of the impact of the adoption of IAS 41 and IAS 16 to our Consolidated Financial Statements please see Note 32.1 to our Consolidated Financial Statements as of December 31, 2016 included in our Annual Report on Form 20-F for the year ended December 31, 2016.

	For the years ended December 31,
	2017	2016	2015	2014	2013 (*)
	(In thousands of $)
Statements of Income Data:
Sale of goods and services rendered	933,178	869,235	674,314	722,966	644,624
Cost of goods sold and services rendered	(766,727)	(678,581)	(557,786)	(605,325)	(491,578)
Initial recognition and changes in fair value of biological assets and agricultural produce	63,220	125,456	54,528	100,216	(39,123)
Changes in net realizable value of agricultural produce after harvest	8,852	(5,841)	14,691	3,401	12,875
Margin on manufacturing and agricultural activities before operating expenses	238,523	310,269	185,747	221,258	126,798
General and administrative expenses	(57,299)	(50,750)	(48,425)	(52,695)	(53,352)
Selling expenses	(95,399)	(80,673)	(70,268)	(78,864)	(68,069)
Other operating income, net	39,461	(8,297)	31,066	11,977	49,650
Share of loss of joint ventures	—	—	(2,685)	(924)	(219)
Profit from operations before financing and taxation	125,286	170,549	95,435	100,752	54,808
Finance income	11,744	7,957	9,150	7,291	7,234
Finance costs	(131,349)	(165,380)	(116,890)	(86,472)	(98,916)
Financial results, net	(119,605)	(157,423)	(107,740)	(79,181)	(91,682)
Profit / (Loss) before income tax	5,681	13,126	(12,305)	21,571	(36,874)
Income tax benefit / (expense)	6,068	(9,387)	7,954	(10,535)	9,277
Profit / (Loss) for the year from continuing operations	11,749	3,739	(4,351)	11,036	(27,597)
Profit for the year from discontinued operations (1)	—	—	—	—	1,767
Profit / (Loss) for the year	11,749	3,739	(4,351)	11,036	(25,830)
Attributable to:
Equity holders of the parent	9,972	2,039	(5,593)	11,116	(25,828)
Non-controlling interest	1,777	1,700	1,242	(80)	(2)
Earnings/(Loss) per share from continuing and discontinued operations attributable to the equity holders of the parent during the year:
Basic earnings/(loss) per share
From continuing operations	0.083	0.017	(0.046)	0.092	(0.226)
From discontinued operations	—	—	—	—	0.014
Diluted earnings/(loss) per share
From continuing operations	0.082	0.017	(0.046)	0.091	(0.226)
From discontinued operations	—	—	—	—	0.014

(1) Our joint venture (equity method) investment in La Lacteo, was disposed on June 2013 and it was reflected as discontinued operations.

(*) 2013 figures have not been revised (to give effect to the adoption of the amendments of IAS 41 and IAS 16. See “Effects of the adoption of the amendments to IAS 41 and IAS 16.”

	For the Year Ended December 31,
	2017	2016	2015	2014	2013 (*)
Cash Flow Data:
Net cash generated from operating activities	237,105	255,401	145,186	120,151	102,080
Net cash used in investing activities	(188,335)	(122,014)	(125,051)	(300,472)	(161,536)
Net cash generated from financing activities	70,194	(181,682)	92,413	73,289	104,671
Other Financial Data:
Adjusted Segment EBITDA (unaudited) (1)
Crops	25,678	27,462	33,211	36,671	36,720
Rice	12,179	11,698	6,274	14,198	12,902
Dairy	12,243	5,717	6,356	9,663	9,801
All Other segments	556	9,085	677	686	1,347
Farming subtotal	50,656	53,962	46,518	61,218	60,770
Ethanol, sugar and energy	247,301	265,044	167,180	200,441	115,239
Land transformation	—	—	23,980	25,508	28,172
Corporate	(21,664)	(20,957)	(21,776)	(23,233)	(23,478)
Adjusted Consolidated EBITDA (unaudited) (1)	276,293	298,049	215,902	263,934	180,703
________________________________________________________________________________________________

(1)	See “Presentation of Financial and Other Information” for the definitions of Adjusted Segment EBITDA and Adjusted Consolidated EBITDA and the reconciliation in the table below.

	As of December 31,
	2017	2016	2015	2014	2013 (*)
	(In thousands of $)
Statement of Financial Position Data:
Biological assets	167,994	145,404	111,818	124,736	292,144
Inventories	108,919	111,754	85,286	117,106	108,389
Property, plant and equipment, net	820,931	802,608	696,889	991,581	790,520
Total assets	1,607,201	1,455,766	1,355,394	1,646,164	1,711,476
Non-current borrowings	663,060	430,304	483,651	491,324	512,164
Total borrowings	817,958	635,396	723,339	698,506	660,131
Share Capital	183,573	183,573	183,573	183,573	183,573
Equity attributable to equity holders of the parent	639,714	664,091	520,084	769,638	854,304
Non-controlling interest	5,417	7,582	7,335	7,589	45
Number of shares (including treasury shares)	122,382	122,382	122,382	122,382	122,382

(*) 2013 figures have not been revised to give effect to the adoption of the amendments of IAS 41 and IAS 16. See "Effects of the adoption of the amendments to IAS 41 and IAS 16”.
The following tables show a reconciliation of Adjusted Segment EBITDA to our segments’ profit / (loss) from operations before financing and taxation, the most directly comparable IFRS financial measure, and a reconciliation of Adjusted Consolidated EBITDA to our net profit (loss) for the year, the most directly comparable IFRS financial measure.

	For the year ended December 31, 2017
	Crops	Rice	Dairy	All other segments	Farming Subtotal	Sugar, Ethanol and Energy	Land Trans- formation	Corporate	Total
	(In thousands of $)
Adjusted Segment EBITDA (unaudited)
Profit/(Loss) from Operations Before Financing and Taxation	24,167	8,328	11,206	397	44,098	102,852	—	(21,664)	125,286
Adjusted Segment EBIT (unaudited)(1)	24,167	8,328	11,206	397	44,098	102,852	—	(21,664)	125,286
Depreciation and amortization	1,511	3,851	1,037	159	6,558	144,449	—	—	151,007
Adjusted Segment EBITDA (unaudited)(1)	25,678	12,179	12,243	556	50,656	247,301	—	(21,664)	276,293
Reconciliation to Profit
Profit for the year									11,749
Income tax (benefit)									(6,068)
Interest expense, net									41,078
Foreign exchange, net									38,708
Other financial results, net									39,819
Adjusted Consolidated EBIT (unaudited) (1)									125,286
Depreciation and amortization									151,007
Adjusted Consolidated EBITDA (unaudited)(1)									276,293

(1)	See “Presentation of Financial and Other Information” for the definitions of Adjusted Segment EBIT, Adjusted Consolidated EBIT, Adjusted Segment EBITDA and Adjusted Consolidated EBITDA.

	For the year ended December 31, 2016
	Crops	Rice	Dairy	All other segments	Farming Subtotal	Sugar, Ethanol and Energy	Land Trans- formation	Corporate	Total
	(In thousands of $)
Adjusted Segment EBITDA (unaudited)
Profit/(Loss) from Operations Before Financing and Taxation	26,093	8,932	4,753	8,893	48,671	142,835	—	(20,957)	170,549
Adjusted Segment EBIT (unaudited)(1)	26,093	8,932	4,753	8,893	48,671	142,835	—	(20,957)	170,549
Depreciation and amortization	1,369	2,766	964	192	5,291	122,209	—	—	127,500
Adjusted Segment EBITDA (unaudited)(1)	27,462	11,698	5,717	9,085	53,962	265,044	—	(20,957)	298,049
Reconciliation to Profit
Profit for the year									3,739
Income tax expense									9,387
Interest expense, net									40,527
Foreign exchange, net									19,062
Other financial results, net									97,834
Adjusted Consolidated EBIT (unaudited)(1)									170,549
Depreciation and amortization									127,500
Adjusted Consolidated EBITDA (unaudited)(1)									298,049

(1)	See “Presentation of Financial and Other Information” for the definitions of Adjusted Segment EBIT, Adjusted Consolidated EBIT, Adjusted Segment EBITDA and Adjusted Consolidated EBITDA.

	For the year ended December 31, 2015
	Crops	Rice	Dairy	All other segments	Farming Subtotal	Sugar, Ethanol and Energy	Land Trans- formation	Corporate	Total
	(In thousands of $)
Adjusted Segment EBITDA (unaudited)
Profit/(Loss) from Operations Before Financing and Taxation	30,784	3,287	4,900	401	39,372	69,925	7,914	(21,776)	95,435
Reserve from the sale of non-controlling interests in subsidiaries (2)	—	—	—	—	—	—	16,066	—	16,066
Adjusted Segment EBIT (unaudited)(1)	30,784	3,287	4,900	401	39,372	69,925	23,980	(21,776)	111,501
Depreciation and amortization	2,427	2,987	1,456	276	7,146	97,255	—	—	104,401
Adjusted Segment EBITDA (unaudited)(1)	33,211	6,274	6,356	677	46,518	167,180	23,980	(21,776)	215,902
Reconciliation to Profit
Loss for the year									(4,351)
Income tax (benefit)									(7,954)
Interest expense, net									49,491
Foreign exchange, net									23,423
Other financial results, net									34,826
Reserve from the sale of non-controlling interests in subsidiaries (2)									16,066
Adjusted Consolidated EBIT (unaudited)(1)									111,501
Depreciation and amortization									104,401
Adjusted Consolidated EBITDA (unaudited)(1)									215,902

(1)	See “Presentation of Financial and Other Information” for the definitions of Adjusted Segment EBIT, Adjusted Consolidated EBIT, Adjusted Segment EBITDA and Adjusted Consolidated EBITDA.

(2)
This corresponds to an equity line item in our consolidated statements of financial position. See “Presentation of Financial and Other Information” for the definitions of Adjusted Segment EBIT, Adjusted Consolidated EBIT, Adjusted Segment EBITDA and Adjusted Consolidated EBITDA.

	For the year ended December 31, 2014
	Crops	Rice	Dairy	All other segment	Farming Subtotal	Sugar, Ethanol and Energy	Land Trans- formation	Corporate	Total
	(In thousands of $)
Adjusted Segment EBITDA (unaudited)
Profit/(Loss) from Operations Before Financing and Taxation	34,745	10,937	8,112	288	54,082	69,903	—	(23,233)	100,752
Reserve from the sale of non-controlling interests in subsidiaries (2)	—	—	—	—	—	—	25,508	—	25,508
Adjusted Segment EBIT (unaudited)(2)	34,745	10,937	8,112	288	54,082	69,903	25,508	(23,233)	126,260
Depreciation and amortization	1,926	3,261	1,551	398	7,136	130,538	—	—	137,674
Adjusted Segment EBITDA (unaudited)(2)	36,671	14,198	9,663	686	61,218	200,441	25,508	(23,233)	263,934
Reconciliation to Profit
Profit for the year									11,036
Income tax expense									10,535
Interest expense, net									47,847
Foreign exchange, net									9,246
Other financial results, net									22,088
Reserve from the sale of non-controlling interest in subsidiaries)									25,508
Adjusted Consolidated EBIT (unaudited)(2)									126,260
Depreciation and amortization									137,674
Adjusted Consolidated EBITDA (unaudited)(2)									263,934

(1)	See “Presentation of Financial and Other Information” for the definitions of Adjusted Segment EBIT, Adjusted Consolidated EBIT, Adjusted Segment EBITDA and Adjusted Consolidated EBITDA.

(2)
This corresponds to an equity line item in our consolidated statements of financial position. See “Presentation of Financial and Other Information” for the definitions of Adjusted Segment EBIT, Adjusted Consolidated EBIT, Adjusted Segment EBITDA and Adjusted Consolidated EBITDA.

	For the year ended December 31, 2013 (*)
	Crops	Rice	Dairy	All other segments	Farming Subtotal	Sugar, Ethanol and Energy	Land Trans- formation	Corporate	Total
	(In thousands of $)
Adjusted Segment EBITDA (unaudited)
Profit/(Loss) from Operations Before Financing and Taxation	34,549	8,171	6,714	(7,238)	42,196	7,918	28,172	(23,478)	54,808
Profit from discontinued operations	—	—	1,767	—	1,767	—	—	—	1,767
Initial recognition and changes in fair value of “long term” biological assets(l) (unrealized)	—	—	234	8,121	8,355	47,341	—	—	55,696
Adjusted Segment EBIT (unaudited)(2)	34,549	8,171	8,715	883	52,318	55,259	28,172	(23,478)	112,271
Depreciation and amortization	2,171	4,731	1,086	464	8,452	59,980	—	—	68,432
Adjusted Segment EBITDA (unaudited)(2)	36,720	12,902	9,801	1,347	60,770	115,239	28,172	(23,478)	180,703
Reconciliation to Profit
Loss for the year									(25,830)
Initial recognition and changes in fair value of “long term” biological assets(l) (unrealized)									55,696
Income tax (benefit)									(9,277)
Interest expense, net									42,367
Foreign exchange losses, net									21,087
Other financial results, net									28,228
Adjusted Consolidated EBIT (unaudited)(2)									112,271
Depreciation and amortization									68,432
Adjusted Consolidated EBITDA (unaudited)(2)									180,703

(1)	Long-term biological assets were sugarcane, coffee, dairy and cattle.

(2)	See “Presentation of Financial and Other Information” for the definitions of Adjusted Segment EBIT, Adjusted Consolidated EBIT, Adjusted Segment EBITDA and Adjusted Consolidated EBITDA.
(*) 2013 figures have not been revised to give effect to the adoption of the amendments of IAS 41 and IAS 16. See "Effects of the adoption of the amendments to IAS 41 and IAS 16”.

Adjusted Free Cash Flow	2017	2016	2015	2014	2013 (*)
Net cash generated from operating activities	237,105	255,401	145,186	120,151	102,080
Net cash used in investing activities	(188,335)	(122,014)	(125,051)	(300,472)	(161,536)
Interest paid	(41,612)	(48,400)	(48,438)	(48,899)	(45,972)
Proceeds from the sale of non-controlling interest in subsidiaries	—	—	21,964	49,343	—
Expansion Capital expenditures reversal (unaudited)	70,804	48,295	87,956	237,277	166,494
Adjusted Free Cash Flow from Operations (unaudited)	77,962	133,282	81,617	57,400	61,066
Expansion Capital expenditures (unaudited)	(70,804)	(48,295)	(87,956)	(237,277)	(166,494)
Adjusted Free Cash Flow (unaudited)	7,158	84,987	(6,339)	(179,877)	(105,428)

Indebtedness	2017		2016		2015		2014		2013 (*)
Net Debt (unaudited)	548,763		476,828		524,445		584,711		427,984
Net Debt / Adjusted Consolidated EBITDA (unaudited)	1.98	x	1.60	x	2.43	x	2.22	x	2.37	x

Reconciliation - Net Debt	2017	2016	2015	2014	2013 (*)
Total Borrowings	817,958	635,396	723,339	698,506	660,131
Cash and cash equivalents	(269,195)	(158,568)	(198,894)	(113,795)	(232,147)
Net Debt (unaudited)	548,763	476,828	524,445	584,711	427,984
(*) 2013 figures have not been adjusted to give effect to the adoption of the amendments of IAS 41 and IAS 16. Please see "Effects of the adoption of the amendments to IAS 41 and IAS 16.”
.
Reconciliation of Adjusted Free Cash Flow to Net increase/(decrease) in Cash and Cash Equivalents

	2017	2016	2015	2014	2013 (*)
Net increase/(decrease) in cash and cash equivalents	118,964	(48,295)	112,548	(107,032)	45,215
Proceeds from the sale of minority interest in subsidiaries	—	—	21,964	49,343	—
Interest Paid	(41,612)	(48,400)	(48,438)	(48,899)	(45,972)
Net cash generated from financing activities	(70,194)	181,682	(92,413)	(73,289)	(104,671)
Adjusted Free Cash Flow (unaudited)	7,158	84,987	(6,339)	(179,877)	(105,428)

(*) 2013 figures have not been adjusted to give effect to the adoption of the amendments of of IAS 41 and IAS 16. Please see "Effects of the adoption of the amendments to IAS 41 and IAS 16.”
Reconciliation of Adjusted Free Cash Flow from operations to Net increase/(decrease) in Cash and Cash Equivalents

	2017	2016	2015	2014	2013 (*)
Net increase/(decrease) in cash and cash equivalents	118,964	(48,295)	112,548	(107,032)	45,215
Expansion Capital Expenditures (unaudited)	71,891	48,295	87,956	237,277	166,494
Proceeds from the sale of minority interest in subsidiaries	—	—	21,964	49,343	—
Interest Paid	(41,612)	(48,400)	(48,438)	(48,899)	(45,972)
Net cash (used)/generated from financing activities	(70,194)	181,682	(92,413)	(73,289)	(104,671)
Adjusted Free Cash Flow from operations (unaudited)	79,049	133,282	81,617	57,400	61,066
(*) 2013 figures have not been adjusted to give effect to the adoption of the amendments of of IAS 41 and IAS 16. Please see "Effects of the adoption of the amendments to IAS 41 and IAS 16.”
.

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
The occurrence of severe adverse weather conditions, especially droughts, hail, floods or frost or diseases are unpredictable and may have a potentially devastating impact on agricultural production and may otherwise adversely affect the supply and price of the agricultural commodities that we sell and use in our business. Adverse weather conditions may be exacerbated by the effects of climate change which impacts the entirety of our business and policies.
The effects of severe adverse weather conditions may reduce yields of our agricultural activities. Additionally, higher than average temperatures and rainfall can contribute to an increased presence of pest and insects that may adversely impact our agricultural production.
We experienced drought conditions during the first half of 2013 in the countries where we operate, which resulted in a reduction of approximately 21% to 31% in our yields for the 2012/2013 harvest, for corn and soybean, compared with our historical averages. The actual yields following the drought generated a decrease in Initial Recognition and Changes in Fair Value of Biological Assets and Agricultural Produce in respect of corn, soybean and the remaining crops of $5.9 million, $16.6 million and $2.7 million, respectively, for the year ended December 31, 2013. See “Item 5.—Operating and Financial Review and Prospects—Trends and Factors Affecting Our Results of Operations—(i) Effects of Yield Fluctuations”. Since November 2017, Argentina has been experiencing a drought with rain levels below historical averages. Argentina´s Humid Pampas, the country´s corn-belt region, along with the north-east region are among the most affected by the dry weather. The final impact, which will be recognized in a lower Initial Recognition and Changes in Fair Value of Biological Assets and Agricultural Produce, is still uncertain.
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
As part of our business strategy, we have grown through acquisitions. We plan to continue growing by acquiring other farms and production facilities throughout South America. We believe that the agricultural industry and agricultural activity in the region are highly fragmented and that our future consolidation opportunities will continue to be significant to our growth. However, our management is unable to predict whether or when any prospective acquisitions or strategic alliances will occur, or the likelihood of a certain transaction being completed on favorable terms and conditions. In addition, we are unable to predict the effect that changes in Argentine or Brazilian legislation regarding foreign ownership of rural properties could have in our business. See “—Risks Related to Argentina—Argentine law concerning foreign ownership of rural properties may adversely affect our results of operations and future investments in rural properties in Argentina” and “—Risks Related to Brazil—Changes in Brazilian rules concerning foreign investment in rural properties may adversely affect our investments.” Our ability to continue to expand our business successfully through acquisitions depends on many factors, including our ability to identify acquisitions or access capital markets at an acceptable cost and negotiate favorable transaction terms. Even if we are able to identify acquisition targets and obtain the necessary financing to make these acquisitions, we could financially overextend ourselves, especially if an acquisition is followed by a period of lower than projected prices for our products.
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
For example, we rely on fertilizers and agrochemicals, many of which are petro-chemical based. In our Farming business, fertilizers and agrochemicals represented approximately 30% of our total cost of production (including manufacturing and administrative expenses) for the 2015/2016 harvest year. In our Sugar, Ethanol and Energy business, fertilizers and agrochemicals represented 7% of our cost of production (including manufacturing and administrative expenses) for 2017. Worldwide production of agricultural products has increased significantly in recent years, increasing the demand for agrochemicals and fertilizers. This has resulted, among other things, in increased prices for agrochemicals and fertilizers.
Increased energy prices and frequent interruptions of energy supply could adversely affect our business.
We require substantial amounts of fuel oil and other resources for our harvest activities and transport of our agricultural products. During the 2016/17 harvest year, fuel represented 11% of the cost of production (including manufacturing and administrative expenses) of our Farming business. In our Sugar, Ethanol and Energy business, fuel represented 8% of our cost of production (including manufacturing and administrative expenses) for the 2016/17 harvest year. We rely upon third parties for our supply of energy resources used in our operations. The prices for and availability of energy resources may be subject to change or curtailment, respectively, due to, among other things, new laws or regulations, imposition of new taxes or tariffs, interruptions in production by suppliers, imposition of restrictions on energy supply by government, worldwide price levels and market conditions. Over the last few years, the Argentine government has taken certain measures in order to reduce the use of energy during peak months of the year by frequently cutting energy supply to industrial facilities and large consumers to ensure adequate supply for residential buildings. For example, certain of our industrial facilities have been subject to a quota system whereby electricity cuts occur on a work shift basis, resulting in our facilities being shut down during certain work shifts. Also, the Macri administration in Argentina has declared a state of emergency with respect to the national energy system until December 31, 2017. The state of emergency will allow the Macri administration to take any action to ensure the supply of energy. A revision to the current subsidy policies has also been announced by the Macri administration. While some of our facilities utilize different sources of energy, such as firewood and liquefied natural gas, and have attempted to stock their required supplies ahead of higher demand periods, we cannot assure you that we will be able to procure the required energy inputs at acceptable prices. If energy supply is cut for an extended period of time and we are unable to find replacement sources at comparable prices, or at all, our business and results of operations could be adversely affected.
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
Government authorities of several countries, including Brazil and certain states of the United States, currently require the use of ethanol as an additive to gasoline. Commencing in March 2015, the Brazilian Government increased the required blend of anhydrous ethanol to gasoline from 25% to 27% which created an additional demand for anhydrous ethanol in the order of approximately 800 thousand cubic meters of anhydrous per year.
Approximately 45% of all fuel ethanol in Brazil is consumed in the form of anhydrous ethanol blended with gasoline; the remaining 55% of fuel ethanol is consumed in the form of hydrous ethanol, which is mostly used to power flex-fuel vehicles. Flex-fuel vehicles have the flexibility to run either on gasoline (blended with anhydrous ethanol) or hydrous ethanol. In the United States, almost all gasoline sold contains 10% ethanol. The European Union aims for 10% of the energy used in the transport sector to derive from renewable energy sources by 2020, without specific targets for certain renewable energy sources and without intermediate targets, to be determined by each Member State. Other countries such as Colombia, Mexico, Canada, Philippines and China have a 10% biofuel blending mandate, while Argentina currently has a 12% ethanol blending. In addition, flex-fuel and ethanol powered vehicles in Brazil are entitled to a tax benefit in the form of a lower tax rate on manufactured products (Imposto sobre Produtos Industrializados) and therefore are currently taxed at lower levels than gasoline-only vehicles, which has contributed to the increase in production and sale of flex-fuel vehicles. Many of these policies and incentives stem from, and are mostly driven by, climate change issue. If such concerns or perception were to change, the legal framework and incentive structure promoting the use of ethanol may change, leading to a reduction in the demand for ethanol. In addition, any reduction in the percentage of ethanol required in fuel blended with gasoline or increase in the levels at which flex-fuel vehicles are taxed in Brazil, or any growth in the demand for natural gas and other fuels as an alternative to ethanol, lower gasoline prices or an increase in gasoline consumption (versus ethanol), may cause demand for ethanol to decline and affect our business.

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
We have been successful in partially rotating and monetizing a portion of our investments in farmland. During the last fourteen years, we have executed transactions for the purchase and disposition of land for over $688 million. Ownership of a significant portion of the land we operate is a key part of our business model. However, agricultural real estate is generally an illiquid asset. Moreover, the adoption of laws and regulations that impose limitations on ownership of rural land by foreigners in the jurisdictions in which we operate may also limit the liquidity of our farmland holdings. See “—Risks Related to Argentina—Argentine law concerning foreign ownership of rural properties may adversely affect our results of operations and future investments in rural properties in Argentina” and “—Risks Related to Brazil—Recent changes in Brazilian rules concerning foreign investment in rural properties may adversely affect our investments.” As a result, it is unlikely that we will be able to adjust our owned agricultural real estate portfolio promptly in response to changes in economic, business or regulatory conditions. Illiquidity in local market conditions may adversely affect our ability to complete dispositions, to receive proceeds generated from any such sales or to repatriate any such proceeds.
We have entered into agriculture partnership agreements in respect of a significant portion of our sugarcane plantations.
As of December 31, 2017, approximately 91 % of our sugarcane plantations were leased through agriculture partnership agreements, for periods of an average of six to twelve years. We cannot guarantee that these agriculture partnerships will be renewed after their respective terms. Even if we are able to renew these agreements, we cannot guarantee that such renewals will be on terms and conditions satisfactory to us. Any failure to renew the agriculture partnerships or obtain land suitable for sugarcane planting in sufficient quantity and at reasonable prices to develop our activities could adversely affect our results of operations, increase our costs or force us to seek alternative properties, which may not be available or be available only at higher prices.
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
IAS 41 “Biological Assets” requires that we measure our biological assets and agriculture produce at the point of harvest at fair value less costs to sell. Therefore, we are required to make assumptions and estimates relating to, among other things, future agricultural commodity yields, prices, and production costs extrapolated through a discounted cash flow method. For example, the value of our biological assets generated initial recognition and changes in fair value of biological assets amounting to a $63,2 million gain in 2017; $125.5 million gain in 2016 and a $54.5 million gain in 2015. The assumptions and estimates used to determine the fair value of biological assets, and any changes to such prior estimates, directly affect our reported results of operations. If actual market conditions differ from our estimates and assumptions, there could be material adjustments to our results of operations. In addition, the use of such discounted cash flow method utilizing these future estimated metrics differs from generally accepted accounting principles in the United States (“U.S. GAAP”). As a result, our financial statements and reported earnings are not directly comparable to those of similar companies in the United States.
Certain of our subsidiaries have substantial indebtedness which could impair their financial condition and decrease the amount of dividends we receive.
Certain of our subsidiaries in Argentina and Brazil have a substantial amount of debt, which requires significant principal and interest payments. As of December 31, 2017, we had $548.7 million of net debt outstanding on a consolidated basis, including $500 million of Notes 2027, incurred by Adecoagro S.A. Such indebtedness could affect our subsidiaries’ future operations, for example, by requiring a substantial portion of their cash flows from operations to be dedicated to the payment of principal and interest on indebtedness instead of funding working capital and capital improvements and other investments. The substantial amount of debt incurred by our subsidiaries also imposes significant debt obligations, increasing their cost of borrowing to satisfy business needs and limiting their ability to obtain additional financing.
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

The terms of our indebtedness and that of certain of our subsidiaries impose significant restrictions on our operating and financial flexibility.
The terms of our Senior Notes due 2027 and the debt instruments of some of our subsidiaries contain customary covenants including limitations on our ability to, among other things, incur or guarantee additional indebtedness; make restricted payments, including dividends and prepaying indebtedness; create or permit liens; enter into business combinations and asset sale transactions; make investments, including capital expenditures; and enter into new businesses. Some of these debt instruments are also secured by various collateral including mortgages on farms, pledges of subsidiary stock and liens on certain facilities, equipment and accounts. Some of these debt instruments also contain cross-default provisions, where a default on one loan by one subsidiary could result in lenders of otherwise performing loans declaring a default. These restrictions could limit our ability to obtain future financing, withstand a future downturn in business or the economy in general, conduct operations or otherwise take advantage of business opportunities that may arise. Moreover, by reducing the level of dividends we may receive, the terms of our subsidiaries’ indebtedness places limits on our ability to make acquisitions or needed capital expenditures or to pay dividends to our shareholders.
The financial ratio covenants we are currently required to meet, some of which are measured on a combined basis aggregating results of the borrowing subsidiaries and others which are measured on an individual debtor basis, include, among others, debt service coverage, minimum liquidity and leverage ratios.
The failure to maintain applicable financial ratios, in certain circumstances, would prevent us from borrowing additional amounts and could result in a default under such indebtedness. If we or our subsidiaries are unable to repay those amounts, the affected lenders could initiate bankruptcy-related proceedings or enforce their rights to the collateral securing such indebtedness, which would have a material and adverse effect on our business, results of operations and financial condition.
Fluctuations in interest rates could have a significant impact on our results of operations, indebtedness and cash flow.
As of December 31, 2017, approximately 88.2% of our total debt on a consolidated basis was subject to fixed interest rates and 11.8% was subject to variable interest rates. As of December 31, 2017, borrowings incurred by the Company’s subsidiaries in Brazil were repayable at various dates between January 2018 and September 2024 and bear either fixed interest rates ranging from 2.5% to 9.0% per annum or variable rates based on LIBOR or other specific base-rates plus spreads ranging from 4.13% to 17.52% per annum. At December 31, 2017, LIBOR (six months) was 1.84%. Borrowings incurred by the Company´s subsidiaries in Argentina are repayable at various dates between January 2018 and September 2024 and bear either fixed interest rates ranging from 6.11% to 7.0% per annum. Significant interest rate increases can have an adverse effect on our profitability, liquidity and financial position. Currently, our variable interest rate exposure is mainly linked to the LIBOR rate plus specified spreads. If interest rates increase, whether because of an increase in market interest rates or an increase in our own cost of borrowing, our debt service obligations for our variable rate indebtedness would increase even though the amount of borrowings remains the same, and our net income could be adversely affected.
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
All of our operations and/or development activities are in South America. As of December 31, 2017, based on total asset value, 20.4% of our assets were located in Argentina, 70.4% in Brazil and 3.0% in Uruguay. Adjusting our farmland book value by the market value derived from the Cushman and Wakefield independent farmland appraisal, the allocation would result in a 43.3% value attributable to Argentina, a 50.0% value attributable to Brazil and a 2.3% value attributable to Uruguay. During the year ended December 31, 2017, 58.5% of our consolidated sales of goods and services rendered were attributable to our Brazilian operations, 23.0% were attributable to our Argentine operations and 18.5% were attributable to our Uruguayan operations. In the future we expect to have additional operations in the South American countries in which we now operate or in other countries with similar political, economic and social conditions. Many of these countries have a history of economic instability or crises (such as inflation or recession), government deadlock, political instability, civil strife, changes in laws and regulations, expropriation or nationalization of property, and exchange controls which could adversely affect our business, financial condition and results of operations.
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
The Argentine Peso depreciated 32.5% against the U.S. dollar in 2013, 31.2% in 2014, 52.1% in 2015, 21.9% in 2016 and 17.4% in 2017, based on the official exchange rates published by the Argentine Central Bank. In the past years, the Argentine government imposed restrictions on the purchase of foreign currency (see “—Risks Related to Argentina—Exchange controls could restrict the inflow and outflow of funds in Argentina.”) which measures gave rise to an unofficial market where the U.S. dollar traded at a different market value than reflected in the official Argentine Peso – U.S. Dollar exchange rate. Following national elections in Argentina in 2015, the newly elected Macri administration (the “Macri Administration”) changed the currency policy and lifted almost all of the restrictions on the purchase of foreign currency while at the same time officially depreciating the Argentine Peso, practically eliminating the gap between the official and unofficial exchange rates that coexisted during the previous years. We cannot predict future fluctuations in the exchange rate of the Argentine Peso or whether the Argentine government will change its currency policy.
The Brazilian currency has historically suffered frequent fluctuations. As a consequence of inflationary pressures, in the past, the Brazilian government has implemented various economic plans and adopted a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. Formally the value of the Real against foreign currencies is determined under a free-floating exchange rate regime, but in fact the Brazilian government is currently intervening in the market, through currency swaps and trading in the spot market, among other measures, every time the currency exchange rate is above or below the levels that the Brazilian government considers appropriate, taking into account, inflation, growth, the performance of the Real against the U.S dollar in comparison with other currencies and other economic factors. Periodically, there are significant fluctuations in the value of the Real against the U.S. dollar. The Real depreciated 15.13% against the U.S. dollar in 2013, 12.52% in 2014, 49.04% in 2015, in 2016 the Real appreciated 16,54% against U.S. dollar and 1.95% in 2017.
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

After several years of price stability in Argentina, the devaluation of the Peso in January 2002 imposed pressures on the domestic price system that generated high inflation throughout 2002. In 2003, inflation decreased significantly and stabilized. However, in recent years, encouraged by the pace of economic growth, according to the Instituto Nacional de Estadisticas y Censos, or “INDEC” (Argentine Statistics and Census Agency), the consumer price index increased by 9.5% in 2011, 10.8% in 2012, and 10.9% in 2013; while the wholesale price index increased 10.3% in 2009, 14.6% in 2010, 12.7% in 2011, 13.1% in 2012, 14.7% in 2013 and 28.3% in 2014. The accuracy of the measurements of the INDEC has been questioned in the past, and the actual consumer price index and wholesale price index could be substantially higher than those indicated by the INDEC. See “—Risks Related to Argentina—The credibility of several Argentine economic indices have been called into question, which may lead to a lack of confidence in the Argentine economy and may in turn limit our ability to access the credit and capital markets.”
In February 2014 the INDEC modified the methodology for the calculation of the consumer price index (“CPI”) and the gross domestic product. Under the new calculation methodology, the CPI increased by 23.9% in 2014 and 11.9% as of October 2015 (for the first nine months of 2015). However, opposition lawmakers reported an inflation rate of 38.5% and 27.5%, respectively. In December 2015, the Macri administration appointed a former director of a private consulting firm to manage the INDEC. The new director initially suspended the publication of any official data prepared by INDEC and implemented certain methodological reforms and adjusted certain indices based on those reforms. In January 25, 2016, INDEC published two alternative measures of the CPI for the year 2015, 29.6% and 31.6%, which were based on data from the City of Buenos Aires and the Province of San Luis. After implementing these methodological reforms in June 2016, the INDEC resumed its publication of the consumer price index. According to INDEC, the monthly CPI increase in 2017 was 1.3% in January, 2.5% in February, 2.4% in March, 2.6% in April, 1.3% in May, 1.2% in June, 1.7% in July, 1.4% in August, 1.9% in September, 1.5% in October, 1.4% in November and 3.1% in December. In 2018, the monthly CPI increase was 1.8% in January and 2.4% in February.
Brazil has historically experienced high rates of inflation. Inflation, as well as government efforts to curb inflation, has had significant negative effects on the Brazilian economy, particularly prior to 1995. Inflation rates were 7.8% in 2007 and 9.8% in 2008, compared to deflation of 1.7% in 2009, inflation of 11.3% in 2010, inflation of 5.1% in 2011, inflation of 7.8% in 2012, inflation of 5.5% in 2013, inflation of 3.7% in 2014, inflation of 10.5% in 2015, and 7.2% in 2016, as measured by the General Market Price Index (Indice Geral de Preços — Mercado), compiled by the Getúlio Vargas Foundation (Fundação Getúlio Vargas). However, in 2017 Brazil registered a deflation of 0.53% due to a decrease in the price of food products. A significant proportion of our cash costs and our operating expenses are denominated in Brazilian Reais and tend to increase with Brazilian inflation. The Brazilian government’s measures to control inflation have in the past included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and reducing economic growth. This policy has changed in the last two years, when the Brazilian government decreased the interest rate by 525 basis points. Subsequently, the high inflation, arising from the lower interest rate, and the intention to maintain this rate at low levels, led the Brazilian government to adopt other measures to control inflation, such as tax relief for several sectors of the economy and tax cuts for the products included in the basic food basket. These measures were not sufficient to control the inflation, which led the Brazilian government to reinstate a tighter monetary policy. As a result, interest rates have fluctuated significantly. The Special System for Settlement and Custody (Sistema Especial de Liquidação e Custódia, or “SELIC”) interest rate in Brazil at year-end was 13.25% in 2006, 11.25% in 2007, 13.75% in 2008, 8.75% in 2009, 10.75% in 2010, 11.0% in 2011, and 7.25% in 2012, 10.0% in 2013, 11.75% in 2014, 14.25% in 2015, 13.75% in 2016 as determined by the Comitê de Política Monetária, or COPOM. In the quarter ended on December 31, 2017, the SELIC was 7.0%.
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
Even though road and rail improvement projects have been considered for some areas of Brazil and Argentina, and in some cases implemented, substantial investments are required for road and rail improvement projects, which may not be completed on a timely basis, if at all. Any delay or failure in developing infrastructure systems could reduce the demand for our products, impede our products’ delivery or impose additional costs on us. We currently outsource the transportation and logistics services necessary to operate our business. Any disruption in these services could result in supply problems at our farms and processing facilities and impair our ability to deliver our products to our customers in a timely manner.
Security breaches and other disruptions could compromise our technology infrastructure and information and expose us to processes disruption and liability, which would cause our business and reputation to suffer.
In the ordinary course of our business, we depend on technology to carry out our business. We also collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers and suppliers, and personally identifiable information of our employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks, our systems, and eventually suffer from systems disruption and/or having the information stored there accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, disrupt our operations, damage our reputation, and cause over costs to remedy the harm suffered, which could adversely affect our business/operating margins, revenues and competitive position.

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

Since 2011, the economic conditions have continued to deteriorate, due to, among other things, the rise of inflation, the continued demand for salary increases, the growth of the fiscal deficit, the required payments to be made on public debt, the reduction of industrial growth, the recession and the increase of the capital outflows from Argentina. The foregoing prevailing economic conditions forced the Argentine government to adopt different measures, including the tightening of foreign exchange controls, the elimination of subsidies to the private sector and the proposals for new taxes. See “—Risks Related to Argentina—Changes in the Argentine tax laws may adversely affect the results of our operations, financial condition and cash flows”.
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
According to the INDEC, Argentina’s GDP, in real terms, grew by 9.2% in 2010, 8.9% in 2011, 1.9% in 2012, 5.6% in 2013 and 0.5% in 2014. The GDP for the first two quarters of 2015 grew by 1.1% and 2.3%, respectively, compared to the same periods in 2014. See “—Risks related to Argentina—The credibility of several Argentine economic indices have been called into question, which may lead to a lack of confidence in the Argentine economy and may in turn limit our ability to access the credit and capital markets” and “—Risks Associated with the Countries in which We Operate—Inflation in some of the countries in which we operate, along with governmental measures to combat inflation, may have a significant negative effect on the economies of those countries and, as a result, on our financial condition and results of operations”. Because of the implementation of certain methodological reforms by the Macri administration and the adjustment of certain indices based on these reforms, the INDEC also revised the GDP data from 2004 through 2015. Among other adjustments, in calculating GDP for 2004, the INDEC made changes to the composition of GDP that resulted in a negative adjustment of approximately 12% for that year. By previously understating inflation, the INDEC had overstated economic growth in real terms. The adjustments made by the INDEC lead to a determination of real GDP growth of 48.6% for the period of 2004 to 2015, as opposed to 65% growth in real terms for the same period resulting from the information used prior to June 2016. As a consequence of these reforms, on November 9, 2016, the Executive Board of the IMF lifted its censure on Argentina, noting that Argentina had resumed the publication of data in a manner consistent with its obligations under the Articles of Agreement of the IMF. On June 29, 2017, INDEC also published revised GDP data for the years 2004 through 2015. Despite these reforms, we cannot assure you that any future official information regarding GDP will be reliable or whether the GDP will increase or remain stable in the future.
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
The current Argentine administration’s ability to implement economic reforms may be limited.
Argentine presidential, congressional and state government elections were held during 2015 (with the majority of such elections occurring in October 2015). Presidential elections were won by the opposing political party, led by Mauricio Macri, after conducting the first run-off in Argentine history. The elected government, in office since December 10, 2015, has announced and adopted several significant economic and policy reforms:

•
INDEC Reforms: On January 8, 2016, based on the determination that the INDEC has failed to produce reliable statistical information, particularly with respect to the CPI, GDP, poverty and foreign trade data, the Macri administration declared the national statistical system and the INDEC in a state of administrative emergency. As a result, the INDEC ceased publishing certain key statistical data until a rearrangement of its technical and administrative structure is finalized. In June 2016, the INDEC resumed its publication of the CPI. As of the date of this annual report, the INDEC has begun publishing certain revised data, including GDP, foreign trade and balance of payment statistics, although it remains in a state of administrative emergency. On June 29, 2017 INDEC also published revised GDP data for the years 2004 through 2015.

•
Agreement with holdout creditors: The Macri administration settled the substantial majority of outstanding claims brought by holdout creditors and issued sovereign bonds in the international financial markets passed by Congress through Law No. 27,249. Although the size of the claims involved has decreased significantly, litigation initiated by bondholders that have not accepted Argentina’s settlement offer continues in several jurisdictions.

•
Foreign Exchange Reforms: The elected government eliminated most foreign exchange restrictions, including certain currency controls, which were imposed by the previous administration. See “—Risks related to Argentina—Exchange controls could restrict the inflow and outflow of funds in Argentina”.

•
Foreign trade reforms. The Macri administration eliminated export duties on wheat, corn, beef and regional products, and reduced the duty on soybeans from 35% to 30%. Further, the 5% export duty on most industrial and mining exports was eliminated. With respect to payments for imports of goods and services, the Macri administration announced the elimination of limitations for access to the Foreign Exchange Market for any new transactions as of December 17, 2015, and for existing debts incurred in connection with imports of goods and services as of April 22, 2016. On January 2, 2017, the federal government enacted a further reduction of the export duties rate set for soybean and soybean products, setting a monthly 0.5% cut on the export duties rate beginning on January 2018 and until December 2019.

•
Fiscal policy: The Macri administration took steps to anchor fiscal accounts, reduce the primary fiscal deficit, eliminate subsidies, reorganize certain expenditures and generate increased revenue through a tax amnesty program. The fiscal deficit for 2016 was approximately 4.6% of GDP, 0.2% lower than expected; reducing fiscal deficit is one of the most important objectives for the administration in the coming years.

•
Infrastructure state of emergency and reforms. The Macri administration issued Resolution No. 6/2016 of the Ministerio de Energía y Minería de la Nación (National Ministry of Energy and Mining) and Resolution No. 1/2016 of the Ente Nacional Regulador de la Electricidad (National Electricity Regulatory Agency), through which the Macri administration announced the elimination of some energy subsidies currently in effect and a substantial increase in electricity rates. Additionally, the government declared a state of emergency with respect to the national electrical system, which remained effective until December 31, 2017. Under this state of emergency, the Macri administration will be permitted to take actions designed to guarantee the supply of electricity.In addition, the Macri administration announced the elimination of certain natural gas subsidies and adjustments to natural gas rates.

•
Correction of monetary imbalances: The Argentine administration has adopted an inflation targeting regime in parallel with the floating exchange rate regime and set inflation targets for the next few years. The Central Bank has increased stabilization efforts to reduce excess monetary imbalances and raised peso interest rates to offset inflationary pressure. The Central Bank also announced inflation target ranges of 15% for 2018 and 10% for 2019.

•
Tax Amnesty Law: On June 29, 2016, the Argentine Congress passed Law No. 27,260, which became effective on July 22, 2016 and provides for a tax amnesty regime and tax reform. This regime allowed individuals and entities to disclose undeclared assets both abroad and in Argentina, under the conditions set forth in the law and within a period extending from its effectiveness until March 31, 2017, without the need to repatriate such assets to Argentina and without penalty (other than charges described below) or the need to explain the source of the funds, among other benefits. The law also provides that there will be no charge on assets worth up to US$25,000, and a discounted applicable tax of 5% on property and assets worth up to US$80,000. Above that threshold, the applicable tax was 10% until the end of 2016 and 15% until the end of March 2017, when the amnesty window closed.

•
Corporate Criminal Liability Law (Ley de Responsabilidad Penal Empresaria): On November 8, 2017, the Argentine Congress passed Law No. 27,401 which provides for the criminal liability of corporate entities when the following crimes are committed, directly or indirectly: (a) local or international bribery and influence peddling, (b) negotiations that are incompatible with public office, (c) illegal payments made to public officials under the appearance of taxes or fees owed to the relevant government agency (concusión), (d) illegal enrichment of public officers and employees, and (e) producing knowingly false balance sheets and reports to cover up local or international bribery or influence peddling. Companies found liable for committing such crimes may be subject to various sanctions and penalties, including, among others, fines ranging from two to five times the ‘‘undue’’ benefit that was obtained or that could have been obtained through the actions incurred in breach of this regulation. Additionally, Companies found liable may forfeit assets obtained through the illegal actions. The law became effective on March 1, 2018.

•
Amendment to Labor Risks Law: On February 15, 2017, the Argentine congress passed Law 27,348, which amends and complements Labor Risks Law No. 24,557, or the Labor Risks Law, and aims to reduce litigation arising from accidents at work. Under the new regime, prior to filing a lawsuit resulting from work-related accidents, affected workers must go through jurisdictional medical commissions, in order to assess the impact of any accident and to assign benefits provided for under the Labor Risks Law.

•
Draft Bill for Productive Financing: On November 13, 2017, the Argentine Administration submitted to the Argentine congress a draft bill that aims to develop Argentina’s capital markets. The draft bill amends and updates the Argentine Capital Markets Law, the Mutual Funds Law and the Argentine Negotiable Obligations Law, among others. Furthermore, the bill amends certain tax provisions, regulates relating to derivatives and promotes a financial inclusion program. On November 22, 2017, the draft bill was passed by the lower chamber of the Argentine congress and was sent to the Argentine senate. The Argentine senate approved the bill with certain amendments on March 21, 2018, and it will therefore be re-approved by the Argentine lower chamber. The draft bill has not yet been approved.

•	Social Security Reform Law: On December 28, 2017 Argentine Law No. 27,426 was promulgated. The law provides for modifications to the method of calculation of increases of social security benefits.

•
Labor Reform Draft Bill: The Argentine administration recently announced a draft bill to reform labor and social security which was sent to the Argentine congress for debate on November 21, 2017. On November 29, 2017, the draft bill was passed by the Argentine senate, and sent to the Argentine congress. The draft bill aims to improve competitiveness and efficiency of various sectors, increase employment, attract investment and reduce labor costs.

•
Tax Regime: On December 27, 2017, a draft bill proposing a series of tax and social security reforms was approved by the Argentine congress by means of Law No. 27,430. The law provides for a series of tax and social security reforms intended to eliminate certain existing complexities and inefficiencies of the Argentine tax regime, reduce tax evasion, increase the coverage of income tax as applied to individuals and encourage investment while sustaining the Argentine administration’s medium- and long-term efforts aimed at restoring fiscal balance.

•
Limitation of Bureaucracy and Simplification: On January 11, 2018, Decree No. 27/2018, or Decree 27/2018, was published in the Argentine Official Gazette, with the objective to reduce government bureaucracy and approve new practices which reduce costs and boost competitiveness.

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
Litigation involving holdout creditors, claims with ICSID and other claims against the Argentine national government, resulted and may result in material judgments against the government, lead to attachments of or injunctions relating to Argentina’s assets, or could cause Argentina to default under its other obligations, and such events may prevent Argentina from obtaining favorable terms or interest rates when accessing international capital markets or from accessing international financing at all. Our ability to obtain U.S. dollar-denominated financing has been adversely impacted by these factors. During 2015, 2016 and 2017, it became increasingly difficult for Argentine companies to obtain financing in U.S. dollars, and loans in local currencies carry significantly higher interest rates. The termination of the injunctions issued by the United States courts preventing bondholders from receiving their interest payments on the bonds issued pursuant to the 2005 and 2010 exchange offers, and the related subsequent events, have paved the way for the Argentine national government to regain access to the international capital markets. Nonetheless, Argentina’s ability to obtain international or multilateral private financing or direct foreign investment may be limited, which may in turn impair its ability to implement reforms and public policies to foster economic growth. In addition, Argentina’s ongoing litigation with the remaining holdout creditors as well as ICSID and other claims against the Argentine national government, or any future defaults of its financial obligations, may prevent us from accessing the international capital markets or cause the terms of any such transactions less favorable than those provided to companies in other countries in the region, potentially impacting our financial condition.
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
According to data published by the INDEC, the CPI increased 23.9% in 2014 and 11.9% as of October 2015 (for the first nine months of year 2015). In November 2015, the INDEC suspended the publication of the CPI. According to the most recent publicly available information based on data from the Province of San Luis, the CPI grew by 31.6% in 2016 and by 31.4% in 2017. According to the most recent publicly available information based on data from the City of Buenos Aires, the CPI grew by 29.6% in 2016 and by 41.0% in 2017. After implementing certain methodological reforms and adjusting certain macroeconomic statistics based on these reforms, in June 2016 the INDEC resumed its publication of the CPI. According to the INDEC, the monthly CPI increase in 2017 was 1.3% in January, 2.5% in February, 2.4% in March, 2.6% in April, 1.3% in May, 1.2% in June, 1.7% in July, 1.4% in August, 1.9% in September, 1.5% in October, 1.4% in November and 3.1% in December. In 2018, the monthly CPI increase was 1.8% in January and 2.4% in February. INDEC has also published inflation figures for the Wholesale Price Index (Índice de Precios Internos al por Mayor or “WPI”), for 2018, reporting a monthly increase of 4.6% in January and 4.8% in February. The WPI for the year ended December 31, 2017 showed an annual increase of 18.8%. The WPI for the year ended December 31, 2016 showed an annual increase of 34.5%. The WPI for the Transition Period showed an increase of 7.4%.

Uncertainty surrounding future inflation rates may have an adverse impact for Argentina in the long-term credit market.
The INDEC implemented certain methodological reforms and adjusted certain indexes based on these reforms The lack of accuracy in the INDEC’s indexes could result in a further decrease in confidence in Argentina’s economy, which could, in turn, have an adverse effect on our ability to access the international credit markets at acceptable market rates to be able to finance our operations and growth. See “—Risks Related to Argentina—The credibility of several Argentine economic indexes has been called into question, which may lead to a lack of confidence in the Argentine economy and may in turn limit our ability to access the credit and capital markets” and — “The economy of Argentina may be affected by its government’s limited access to financing from international markets” —.
Inflation rates could escalate, and there is uncertainty regarding the effects that the measures taken, or that may be taken, by the Macri administration to control inflation could have. If inflation remains high or continues to increase, Argentina’s economy may be negatively impacted and our results of operations could be materially adeversely affected.

If the Argentine peso qualifies as a currency of a hyperinflationary economy under IAS 29, our audited consolidated financial statements and other financial information may need to be restated
If the Argentine peso qualifies as a currency of a hyperinflationary economy under IAS 29, our audited consolidated financial statements and other financial information may need to be restated IAS 29 (Financial Reporting in Hyperinflationary Economies) requires that financial statements of any entity whose functional currency is the currency of a hyperinflationary economy, whether based on the historical cost method or on the current cost method, be stated in terms of the measuring unit current at the end of the reporting period. IAS 29 does not establish an absolute rate at which hyperinflation is deemed to arise. However, it is common practice to consider there is hyperinflation where changes in price levels are close to or exceed 100 % on a cumulative basis over the last three years, along with other several macroeconomic-related qualitative factors. Despite the high inflation rates in Argentina in recent years, we conducted an analysis pursuant to the criteria set forth in IAS 29, and we have determined that Argentina does not qualify as a hyperinflationary economy for any of the years included in our audited consolidated financial statements included elsewhere in this Annual Report.
In making our determination, we considered the lack of objective data available regarding the Consumer Price Index (“CPI”); the existence of other qualitative and quantitative indicators, such as the program established by the Argentine Central Bank to foster monetary stability that aims to induce a systematic and sustainable low inflation rate and the alternative WPI, according to which the inflation rate was below 100% in the three-year cumulative period during 2017; and that the market has evidenced a strong downward trend in inflation rates during December 2017. We believe that our analysis and conclusion is consistent with that of most public entities in Argentina. We reassess inflation data periodically to determine whether this conclusion continues to be applicable.
However, certain macroeconomic variables that affect our business, such as salary costs and the prices of supplies, have experienced a significant annual variation, a circumstance that must be taken into account when evaluating and interpreting our results of operations and financial condition as reflected in our audited consolidated financial statements included elsewhere in this Annual Report. Although the current rate of inflation does not rise to the level required for Argentina to be considered a hyperinflationary economy under IAS 29, if inflation rates continue to escalate in the future, the Argentine peso may qualify as a currency of a hyperinflationary economy. In such case, our audited consolidated financial statements and other financial information may need to be adjusted by applying a general price index and expressed in the measuring unit (the hyperinflationary currency) current at the end of each reporting period. We cannot determine at this time the impact such a restatement would have on our business, results of operations and financial condition. See Item 5. "Operating and Financial Review and Prospects - Trends and Factors Affecting Our Results of Operations."
The credibility of several Argentine economic indices have been called into question, which may lead to a lack of confidence in the Argentine economy and may in turn limit our ability to access the credit and capital markets.
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
However, during December 2015 and January 2016, the new government declared the national statistical system and the INDEC to be in a state of administrative emergency through December 31, 2016. Accordingly, the new head of the INDEC announced the temporary suspension of the publication of official data of prices, poverty, unemployment and GDP until the completion of a full review of INDEC’s policies. Shortly thereafter, the new administration released an alternative CPI index based on data from the City of Buenos Aires and the Province of San Luis. The INDEC resumed its publication of the CPI in June 2016, after implementing certain methodological reforms and adjusting certain macroeconomic statistics on the basis of those reforms. The INDEC also revised GDP data from 2004 through 2015. Among other adjustments, in calculating GDP for 2004, the INDEC made changes to the composition of GDP that resulted in a negative adjustment of approximately 12% for that year. To calculate real GDP for subsequent years based on the revised 2004 GDP, the INDEC used deflators that are consistent with its revised methodology to calculate inflation. By previously understating inflation, the INDEC had overstated economic growth in real terms. The adjustments made by the INDEC lead to a determination of real GDP growth of 48.6% for the period of 2004 to 2015, as opposed to 65% growth in real terms for the same period resulting from the information used prior to June 2016. As a consequence of these reforms, on November 9, 2016, the Executive Board of the IMF lifted its censure on Argentina, noting that Argentina had resumed the publication of data in a manner consistent with its obligations under the Articles of Agreement of the IMF.
As of the date of this annual report, the impact that these measures and any future measures taken by the new administration with respect to the INDEC will have on the Argentine economy and investors’ perception of the country cannot be predicted. Concern regarding lack of accuracy in the INDEC´s indices could adversely affect investor confidence in the Argentine economy and our ability to access international credit markets to finance our operations and growth.

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
In May 2016, the Argentine congress barred companies from laying off workers for a 180-day period in a law later vetoed by President Macri. The law has returned to the Argentine congress where it would need special majorities to override the veto.
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
In the past, the Argentine government has passed laws, regulations and decrees requiring companies in the private sector to increase wages and provide specified benefits to employees, and may do so again in the future. Argentine employers, both in the public and private sectors, have experienced significant pressure from their employees and labor organizations to increase wages and to provide additional employee benefits. Due to the high levels of inflation, employees and labor organizations are demanding significant wage increases. In August 2012, the Argentine government established a 25% increase in minimum monthly salary to 2,875 Argentine pesos, effective as of February 2013. The Argentine government increased the minimum salary , to 4,716 in January 2015, to 5,588 Argentine pesos in August 2015, to 6,060 Argentine pesos in January 2016, to 6,810 Argentine pesos in June 2016, 7,560 Argentine pesos in September 2016, 8.060 Argentine pesos in January 2017, 8,860 Argentine pesos in July 2017 and 9,500 Argentine pesos in January 2018, and it will increase to 10,000 Argentine pesos in July 2018. Recently, the INDEC published data regarding the evolution of salaries in the private and public sectors, which reflects approximately 32.91% and 32.58% salary increases in the private and public sectors, respectively, for the period from November 2015 through December 2017. As of August 31, 2017, labor unions agreed annual salary increases with employers’ associations of between 22% and 25%.
Due to the high levels of inflation, employers in both the public and private sectors have historically experienced, and currently are experiencing significant pressure from organized labor and their employees to further increase salaries. If, as a result of such measures, future salary increases in Argentine peso exceed the pace of the devaluation of the Argentine pesos, they could have a material and adverse effect on our expenses and business, results of operations and financial condition.
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
The Macri administration imposed the Import Monitoring System (Sistema Integral de Monitoreo de Importaciones or “SIMI”). Under this new system, importers are required to submit certain information electronically through the SIMI application which, once approved, will be valid for 180 calendar days.
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
Notwithstanding the above, we cannot assure you that there will not be further increases in the export taxes or that other new export taxes or quotas will not be imposed. The imposition of new export taxes or quotas or a significant increase in existing export taxes or the application of export quotas or the imposition of regimes that aim to restrict or control imports and exports could adversely affect our financial condition or results of operations.
Exchange controls could restrict the inflow and outflow of funds in Argentina.
Beginning in 2001 Argentina imposed exchange controls and transfer restrictions substantially limiting the ability of enterprises to retain or obtain foreign currency or make payments abroad.
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
Notwithstanding the measures, adopted by the Macri administration since December 2015, which lifted virtually all exchange and capital controls , the Argentine government may impose or increase exchange controls or transfer restrictions in the future in response to capital flight or a significant depreciation of the Argentine peso. These restrictions and requirements, and any additional exchange controls and transfer restrictions in the future that may be adopted by the Argentine government, could adversely affect our financial condition and the results of our operations, or the market price of our common shares. In addition, other exchange controls could in the future impair or prevent the conversion of anticipated dividends, distributions, or the proceeds from any sale of equity holdings in Argentina, as the case may be, from Argentine pesos into U.S. dollars and the remittance of the U.S. dollars abroad. These restrictions and controls could interfere with the ability of our Argentine subsidiaries to make distributions in U.S. dollars to us and thus our ability to pay dividends in the future.
Changes in the Argentine tax laws may adversely affect the results of our operations, financial condition and cash flows.
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

On December 29, 2017, Argentine Law No. 27,430 amending the Income Tax Law was enacted. According to the amendments, for fiscal years beginning on or after January 1st, 2018 the corporate income tax rate is reduced to 30%; and 25%

for fiscal years beginning on or after January 1, 2019. The distribution of dividends is now subject to a 7% and 13% withholding, respectively. The equalization tax, which levied distributions made out of previously untaxed income, was eliminated. The sale, exchange or disposition of shares and other securities not trading in, or listed on, capital markets and securities exchanges by resident individuals and non-residents in general is subject to a withholding tax at a rate of 15%. Non-residents can opt to be taxed on a deemed net income base of 90% of the sale price (therefore the effective tax rate is 13.5%), or the actual gain.
Risks Related to Brazil
Brazilian economic and political conditions and perceptions of these conditions in international markets have a direct impact on our business and our access to international capital and debt markets, which could adversely affect our results of operations and financial condition.
A significant portion of our operations, properties and customers are located in Brazil. Accordingly, our financial condition and results of operations are substantially dependent on economic conditions in Brazil. The Brazilian economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high and variable levels of inflation and currency devaluation. Brazil’s GDP, in nominal terms, grew by 6.1% in 2008, 5.1% in 2009, decreased 0.1% in 2010, increased 7.5% in 2011, increased 3.9% in 2012, increased 1.9% in 2013, increased 3.0% in 2014, increased 0.1% in 2015 and decreased 3.8% in 2016. We cannot assure you that GDP will increase or remain stable in the future. Future developments in the Brazilian economy may affect Brazil’s growth rates and, consequently, the consumption of sugar, ethanol, and our other products. As a result, these developments could impair our business strategies, results of operations and financial condition.
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
Last years Brazil has faced an economic recession and the Government is adopting fiscal adjustment measures. Any fiscal adjustment is complex and involves radical and unpopular measures. The Minister of Finance has also been raising the possibility of increasing or creating new taxes. For example, the Brazilian government may reduce or increase at any time through a presidential decree the rates of the tax levied on financial operations, such as credit transactions (“IOF/Credit”), foreign exchange transactions (“IOF/Exchange”), derivative securities transactions (“IOF/Securities”), among other taxable events. On March, 30, 2017, a presidential decree was published in order to introduce a 0,38% rate of the IOF/Credit on some loan transactions, such as credits provided by cooperatives, which were previously subject to a zero percent rate.
It is also common for taxpayers to file suits for the declaration that a certain tax is illegal or unconstitutional. Such cases where the final decision is favorable to taxpayers, a situation that occurs very frequently. Accordingly, the Brazilian Government may propose changes in the tax legislation in order to increase rates or to create new taxes.
The effects of these changes and any other change that could result from the enactment of additional legislation cannot be quantified. We cannot assure you that we will be able to maintain our projected cash flow and profitability following any increases in Brazilian taxes applicable to us and our operations.
We receive certain tax benefits from Brazilian Tax Authorities which we cannot assure will be maintained or renewed.
We receive certain tax benefits by virtue of our production facilities and investment projects in underdeveloped regions in Brazil. We also benefit from tax incentives based on state law, which may become subject to legal challenges based on the argument that the benefits we receive require the unanimous approval of the Brazilian National Board of Financial Policy (Conselho Nacional de Politica Fazendaria), or the CONFAZ, a federal agency composed of the state treasurers of each state. Our main tax benefit of the ICMS (circulation tax for goods and services) from the state of Mato Grosso do Sul (Ivinhema and Angélica Mill) was renewed until 2028.

We cannot assure you that the tax incentives we currently benefit from will be maintained, renewed or that we will obtain new tax incentives on favorable terms. In the event we fail to comply with specific obligations to which we are subject in connection with the tax benefits described above, such benefits may be suspended or cancelled, or we may be required to pay the taxes due in full, plus penalties, which may adversely affect us. Additionally, we cannot assure you that we will be able to renew these tax benefits when they expire, or to obtain additional tax benefits under favorable conditions. State and federal governments frequently implement changes to the tax regimes, such as changes in tax rates, that may adversely affect us or our customers. If our current tax benefits are cancelled or not renewed, we may be materially adversely affected.
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
The Brazilian economy has been experiencing a slowdown – GDP growth rates were 7.5%, 3.9%, 1.9%, 2.7%, and 0.1% in 2010, 2011, 2012, 2013 and 2014 , respectively.GDP decreased 3.8%, 3.6% in 2015 and 2016, respectively and has shown growth rate in 2017 of 1.0%. Inflation, unemployment and interest rates have increased more recently and the Brazilian Real has weakened significantly in comparison to the U.S. dollar. The market expectations for the years 2017 and 2018 is that the Brazilian economy will continue to slow down and GDP will decrease. Our results of operations and financial condition may be adversely affected by the economic conditions in Brazil.
Allegations of political corruption against the Brazilian government and the Brazilian legislative branch could create economic and political instability.
In the past, members of the Brazilian government and of the Brazilian legislative branch have faced allegations of political corruption. As a result, a number of politicians, including senior federal officials and congressmen, resigned and/or have been arrested. Currently, several members of the Brazilian executive and legislative branches of government are being investigated as a result of allegations of unethical and illegal conduct identified by the Car Wash Operation (Operação Lava-Jato) being conducted by the Office of the Brazilian Federal Prosecutor. On April 17th, 2016 the impeachment process of the Brazilian President was approved by the House of Representatives and, on August 31st, 2016 the process was approved by Senate. The Brazilian President was replaced by the Vice-President until a new election is to be held in 2018. The new President has been trying to implement political and economic reforms related to fiscal and social security matters, and other measures targeting higher economic rates of growth and employment. On November 11, 2017, a reform to Brazil's labor laws (Law No. 13,467/2017)establish that mutually agreed arrangements between an employer and employee in many circumstances prevail over general labor laws.
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
Moreover, the economic and political crisis have resulted in a further downgrading of the country’s long-term credit rating from two of the three major rating companies, placing Brazil 3 notches below the limit of the speculative investment grade level (“junk”). Standard & Poor's downgraded Brazil to BB with a stable outlook in January 2018, Fitch Ratings downgraded to BB- with a stable outlook in February 2018, while Moody’s maintained its Ba2 rating, with a negative outlook since May 2017. According to Standard & Poor's and Fitch, the downgrade is mainly based on the postponement of the constitutional amendment to reform Brazil’s current pension system, considered vital to closing a huge fiscal deficit, and the great uncertainty surrounding the upcoming presidential elections. Although Brazilian economy is currently showing better results, such as lower inflation and higher growth rate, we cannot neither predict which candidate will become the next president nor which policies this candidate will adopt and whether these policies will negatively affect the economy or our business or financial performance.

Restrictions on the movement of capital out of Brazil may impair our ability to receive payments from our Brazilian Subsidiaries and restrict their ability to make payments in U.S. dollars.
In the past, the Brazilian economy has experienced balance of payment deficits and shortages in foreign exchange reserves, and the Brazilian government has responded by restricting the ability of Brazilian or foreign persons or entities to convert reais into foreign currencies. The Brazilian government may institute a restrictive exchange control policy in the future. Any restrictive exchange control policy could prevent or restrict our Brazilian Subsidiaries’ access to U.S. dollars, and consequently their ability to meet their U.S. dollar obligations and may adversely affect our financial condition and results of operations.
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
We currently make significant investments to comply with these laws and regulations. Although our plans for the implementation of mechanized harvesting are underway, with 98.3% of our sugarcane harvest mechanized during the 2016-2017 harvest, the strengthening of these laws and regulations or the total prohibition of sugarcane burning would require us to increase our planned investment in harvesting equipment, which, in turn, would limit our ability to fund other investments. In addition, the state of São Paulo has imposed an obligation on growers to dedicate a certain percentage of land used for sugarcane cultivation for native or reclaimed forest area. The cost of setting aside this land is difficult to predict and may increase costs for us or our sugarcane suppliers. As a result, the costs to comply with existing or new laws or regulations are likely to increase, and, in turn, our ability to operate our plants and harvest our sugarcane crops may be adversely affected.

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
In Brazil, during 2007, we began the construction of a sugarcane cluster in Mato Grosso do Sul with a projected 10.0 million tons of sugarcane crushing capacity. Angelica was the first greenfield mill we built from inception, with a nominal crushing capacity of 4.9 million tons. We also bought approximately 13,000 hectares of farmland for the planting of sugarcane to supply the mill. Angelica began operating during August 2008, and reached full operational capacity during April 2010.
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
During March 2013, we began the construction of the second greenfield project in our sugarcane cluster in Mato Grosso do Sul. The Ivinhema mill, with 5.7 million tons of sugarcane crushing capacity and located 45 km south of Angelica, consolidate our cluster, generating important synergies and economies of scale, improving operational margins and Adjusted Free Cash Flow. Ivinhema was built in two phases: the first phase with 2.0 million tons of capacity was completed during April 2012 and the second phase, with 3.0 million tons of crushing capacity was completed during mid 2015.
During October 2017, we completed the construction of our first bio-digester. The facility generates electricity by burning biogas extracted from the effluents produced by our milking cows. On November 3, 2017, we began generating and delivering 1.4 MW of electricity to the local power grid. In addition to increasing revenues and securing our energy requirements, this facility enhances the sustainability of our free stall dairy operation by reducing greenhouse gas emissions, improving the effluent management and concentrating valuable nutrients, which are applied back to the fields.

In light of the improved regulatory framework and outlook for the agribusiness sector in Argentina, we have identified several growth opportunities across our farming operations. These investments will allow us to increase operational efficiency, reduce costs and enhance returns across our dairy, rice and crops segments.

Dairy business: Our free-stall dairies #1 and #2 are fully ramped-up and delivering productivity. We plan to invest $50.0 million over the next four years to build free-stalls #3 and #4. We believe that this project will allow us to double production capacity, reaching over 185 million liters of fluid milk production per year and reach over 14 thousand milking cows. We believe this investment is a unique opportunity to leverage on Argentina’s competitive advantages in transforming vegetable protein into milk protein, our operational expertise and the positive outlook for global and local milk prices.

Rice business: During the second half of the year we will be investing $6.0 million in equipment and machines to improve our rice processing and distribution. These projects include: (i) a rice parboiling plant; (ii) a new packaging machine for branded white rice; (iii) expansion of finished goods storage capacity; (iv) a rice husk bailing press; and (v) a rice bran oil de-activation system. We believe that these projects will allow us to strengthen our brand in the local market and increase margins.

Crops business: Following the recent boost in Argentina’s grain production volumes, specifically corn and wheat, certain regions are suffering from lack of grain storage and conditioning capacity. This is generating bottlenecks and increasing logistics costs. In order to continue managing our production capacity efficiently, we will build two new storage and conditioning facilities located near the Rosario and Bahia Blanca ports. We believe that these pojects will allow us to reduce our conditioning and logistics costs and enhance our commercial flexibility. Total investment is expected to reach $11.0 million over the next 12-months.
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
On September 21, 2017, the Company issued US$500 million principal amount of its 6.000% Senior Notes due 2027 (the “Securities”). The Securities were issued pursuant to an Indenture dated as of September 21, 2017 (the “Indenture”), among  us, as issuer, Adeco AgropecuariaS.A., Pilagá S.A., Adecoagro Brasil Participacoes S.A., Adecoagro Vale do Ivinhema S.A. and Usina Monte Alegre Ltda., as guarantors (the “Guarantors”) and The Bank of New York Mellon, as trustee, registrar, paying agent and transfer agent, and are be guaranteed on a senior unsecured basis by each of the Guarantors.

The following chart summarizes our corporate structure as of April 2018. The Restricted Subsidiaries and Unrestricted Subsidiaries shown on the chart refer to the terms Restricted Subsidiary and Unrestricted Subsidiary, respectively, as defined in our Senior Notes Indenture attached hereto as Exhibit 4.43.

Principal Capital Expenditures
Capital expenditures totaled $199.6 million, $133.2 million and $149.8 million for the years ended December 31, 2017, 2016 and 2015, respectively.
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
As of December 31, 2017, we owned a total of 246,139 hectares, comprised of 19 farms in Argentina, 11 farms in Brazil and one farm in Uruguay. In addition we own and operate several agro-industrial production facilities including three rice processing facilities in Argentina, two dairy facilities with approximately 6,967 milking cows in Argentina, 11 grain and rice conditioning and storage plants in Argentina, and three sugar and ethanol mills in Brazil with a sugarcane crushing capacity of 12.3 million tons.
We believe that we are:

•
    one of the largest owners of productive farmland in South America, with more than 203,620 owned productive hectares as of December 31, 2017 (excluding legal land reserves pursuant to local regulations and other land reserves) located in Argentina, Brazil and Uruguay, producing a wide range of agricultural products.

•
    a leading producer of grains and oilseeds in South America. During the 2016/2017 harvest year, we harvested 185,149 hectares (including 62,545 leased hectares and 39,220 second crop hectares) and produced 654,872 tons of grains, including soybeans, corn, wheat, sunflower and cotton;

•
    one of the largest fully integrated producers of rough (unprocessed) rice in the world, planting 39,728 hectares (including 1,700 leased hectares) and producing 234,831 tons during the 2016/2017 harvest year, which accounted for 21% of the total Argentine production according to the Confederacion de Molinos Arroceros del Mercosur (“Conmasur”). We are also a large processor and exporter of white rice (processed) in Argentina, accounting for 19% of total white rice production capacity in Argentina and 25% of total Argentine white rice exports during 2017, according to Camara de Industriales Arroceros de Entre Ríos (Federacion de Entidades Arroceras).

•	a leading dairy producer in South America in terms of our cutting-edge technology, productivity per cow and grain conversion efficiencies, producing 93.2 million liters of raw milk during 2017.

•
    a growing producer of sugar and ethanol in Brazil, where we currently own three sugar and ethanol mills, with an aggregate installed capacity of 12.3 million tons per year and full cogeneration capacity (the generation of electricity from sugarcane bagasse, the fiber portion of sugarcane that remains after the extraction of sugarcane juice) of 232 MW as of December 31, 2017. Our operation is highly integrated, meaning that 89% of the sugarcane crushed at our mills is supplied from our own plantations. As of December 31, 2017, our sugarcane plantation consisted of 137,697 hectares; and.

•
    one of the leading companies in South America involved in the acquisition and transformation of undermanaged land to more productive uses, generating higher cash yields. During the last twelve fiscal years, we have consistently sold a portion of our fully mature farmland every year. In aggregate, we have sold over 77,000 hectares generating capital gains of approximately $210 million.

We are engaged in three main businesses:

•Farming Business: As of December 31, 2017 we owned 232,848 hectares (excluding sugarcane farms) of farmland in Argentina, Brazil and Uruguay, of which 122,680 hectares are croppable, 10,163 hectares are being evaluated for transformation, 60,713 hectares are suitable for raising beef cattle and are mostly leased to third party cattle farmers, constituting a total of 193,555 productive hectares, and 39,293 hectares are legal land reserves pursuant to local regulations or other land reserves. During the 2016/2017 harvest year we held leases or have entered into agriculture partnerships for an additional 64,245 croppable hectares. We own the facilities and have the resources to store and condition 100% of our crop and rice production. We do not depend on third parties to condition our production for sale. Our farming business is subdivided into four main businesses:

•
    Crop business: We produce a wide range of agricultural commodities including soybeans, corn, wheat, sunflower and cotton, among others. In Argentina, our farming activities are conducted mainly in the Argentine humid pampas region, where agro-ecological conditions are optimal for low-cost production. Since 2004, we have expanded our operations throughout the center-west region of Uruguay and the western part of the state of Bahia, Brazil, as well as in the northern region of Argentina. During the 2016/2017 harvest year, we planted approximately 190,325 hectares of crops, including second harvests, producing 654,872 tons of grains, including soybeans, wheat and corn, sunflower and cotton. We also planted an additional 5,177 hectares where we produced over 155,300 tons of forage that we used for cow feed in our dairy operation. During the current 2017/18 harvest year, we planted approximately 189,918 hectares of crops, including second harvest, and also planted an additional 5,470 hectares of forage.

•
    Rice business: We own a fully-integrated rice operation in Argentina. We produce irrigated rice in the northeast provinces of Argentina, where the availability of water, sunlight, and fertile soil results in one of the most ideal regions in the world for producing rice at low cost. We believe that we are one of the largest producers of rough (unprocessed) rice in Argentina, producing 234,831 tons during the 2016/2017 harvest year, which accounted for 21% of the total Argentine production according to Conmasur. We own three rice mills that process our own production, as well as rice purchased from third parties. We produce different types of white and brown rice that are sold both in the domestic Argentine retail market under our own brand; and exported. During the current 2017/18 harvest year, we planted 40,729 hectares of rice.

•
    Dairy business: We believe that we are a leading dairy producer in South America in terms of our utilization of cutting-edge technology, productivity per cow and grain conversion efficiencies. Through the production of raw milk, we are able to transform forage and grains into value-added animal protein. Our “free-stall” dairies in Argentina allow us to optimize our use of resources (land, dairy cow feed and capital), increase our productivity and maximize the conversion of forage and grain into raw milk. We produced 93.2 million liters of raw milk during 2017, with a daily average of 6,967 milking cows, delivering an average of 36.6 liters of milk per cow per day. On October, 2017 we completed the construction of our first bio-digestor with a 1.4MWH of intalled capacity. The facility generates electricity by burning biogas extracted from the effluents produced by our seven thousand milking cows. On November 3, 2017, we began the energy generation and the delivery of electricity to the local power grid. In addition to increasing revenues and securing our energy requirements, this facility enhances the sustainability of our free stall dairy operation by reducing greenhouse gas emissions, improving the effluent management and concentrating valuable nutrients which are applied back to the fields.

•
    All Other Segments business: Our all other segments business consists of leasing pasture land to cattle farmers in Argentina and leasing our coffee plantation in the Rio de Janeiro farm, located in Western Bahia, Brazil, to a third party. We lease over 27,216 hectares of pasture land which is not suitable for crop production to third party cattle farmers.

The following table sets forth, for the periods indicated, certain data relating to our farming business:

	Year Ended December 31,
	2017	2016	2015
Sales	(in thousands of $)
Crops (1)	197,222	142,124	154,741
Rice (2)	86,478	96,562	84,668
Dairy	37,523	32,897	32,981
All Other Segments (3)	1,336	960	1,302
Total	322,559	272,543	273,692

	Harvest year
	2016/2017	2015/2016	2014/2015
Production	(in tons)
Crops (tons) (4)	652,201	583,639	627,824
Rice (tons) (5)	234,831	220,758	180,149
Total	887,032	804,397	807,973

	Year Ended December 31
	2017	2016	2015
Dairy (thousands of liters)(6)	93,168	92,395	88,556

	Harvest year
	2017/2018	2016/2017	2015/2016	2014/2015
Planted Area	(in hectares, including second harvest)
Crops (7)	189,757	190,325	178,491	193,683
Rice	40,279	39,728	37,580	35,328
________________________________________________________________________________________________

(1)	Includes soybeans, corn, wheat, sunflower and cotton, among others.

(2)	Sales of processed rice, including rough rice purchased from third parties and processed in our facilities.

(3)
All Other Segments encompasses our remaining interests in the beef Cattle and Coffee businesses. Our beef cattle business consists of over 61 thousand hectares of pasture land that is not suitable for crop production and as a result is leased to third parties for cattle grazing activities. We lease the coffee production rights with respect to our Rio de Janeiro coffee plantation.

(4)	Crop production does not include 155,300 tons, 136,797 tons and 102,527 tons, of forage produced in the 2016/2017, 2015/2016 and 2014/2015 harvest years, respectively.

(5)	Expressed in tons of rough rice produced on owned and leased farms. As of December 31, 2017, the 2017/18 harvest year of rice harvest had not began.

(6)	Raw milk produced at our dairy farms.

(7)	Includes 5,177 hectares, 5,514 hectares, and 4,669 hectares, used for the production of forage during the 2016/17, 2015/2016, and 2014/2015 harvest years, respectively.

Sugar, Ethanol and Energy Business: We cultivate and harvest sugarcane which is then processed in our own mills to produce sugar, ethanol and energy. As of December 31, 2017, our total sugarcane plantation consisted of 137,697 hectares, planted over both owned and leased land. We currently own and operate three sugar and ethanol mills, UMA, Angélica and Ivinhema, with a total crushing capacity of 12.3 million tons of sugarcane per year as of December 31, 2017. UMA is a small but efficient mill located in the state of Minas Gerais, Brazil, with a sugarcane crushing capacity of 1.2 million tons per year, full cogeneration capacity and an associated sugar brand with strong presence in the regional retail market (Açúcar Monte Alegre). We plant and harvest 99.8% of the sugarcane milled at UMA, with the remaining 0.2% acquired from third parties. Angélica and Ivinhema are two new, modern mills, which we built in the state of Mato Grosso do Sul, Brazil, with current sugarcane crushing capacities of 5.5 and 5.6 million tons per year, respectively. Both mills are located 45 km apart, and form a cluster surrounded by one large sugarcane plantation. Angelica and Ivinhema are equipped with high pressure steam boilers and turbo-generators with the capacity to use all the sugarcane bagasse by-product to generate electricity. Approximately 33% of the electricity generated is used to power the mill and the excess electricity is sold to the local power grid, resulting in the mills having full cogeneration capacity.
For the year ended December 31, 2017, we crushed 10.2 million tons of sugarcane. Our mills produce both sugar and ethanol, and accordingly, we have some flexibility to adjust our production (within certain capacity limits that generally vary between 40% and 60%) between sugar and ethanol, to take advantage of more favorable market demand and prices at given points in time. For the year ended December 31, 2017 we produced 567,068 tons of sugar and 434,015 cubic meters of ethanol.
As of December 31, 2017, our overall sugarcane plantation consisted of 137,697 hectares of sugarcane in the states of Mato Grosso do Sul and Minas Gerais, Brazil, of which 9,748 hectares of sugarcane were planted on owned land, and 133,869 hectares were planted on land leased from third parties under long term agreements.
The following table sets forth, for the periods indicated, certain data relating to our sugar, ethanol and energy business:

	Year Ended December 31,
	2017	2016	2015
Sales	(In thousands of $)
Sugar	305,688	330,895	177,801
Ethanol	241,650	211,451	176,150
Energy	62,218	53,995	46,671
Other	1,061	351	—
Total	610,617	596,692	400,622

	Year Ended December 31,
Production	2017	2016	2015
Sugar (tons)	567,068	701,060	464,929
Ethanol (cubic meters)	434,015	422,395	361,001
Energy (MWh exported)	712,425	751,037	553,090

	Year Ended December 31,
Other Metrics	2017	2016	2015
Sugarcane milled (% owned)	89%	91%	89%
Sugarcane crushing capacity (millions of tons)	12.3	11.2	10.2
% Mechanized harvesting operations — Consolidated	98%	98%	97%
% Mechanized /harvesting operations — Cluster	100%	100%	100%
Land Transformation Business: We acquire farmlands we believe are underdeveloped or underutilized and, by implementing cutting-edge production technology and agricultural best practices, transform the land to be suitable for more productive uses, enhance yields and increase the value of the land. During the sixteen-year period since our inception, we have effectively put into production 174,866 hectares of land that was previously undeveloped or undermanaged. During 2017, we put into production 1,065 hectares and in addition continued the transformation process of over 132,428 hectares we own. We realize and capture land transformation value through the strategic disposition of assets that have reached full development potential. We believe that the rotation of our land portfolio allows us to re-allocate capital efficiently, maximizing our return on invested capital. Our current owned land portfolio consists of 246,139 hectares, distributed throughout our operating regions as follows: 85% in Argentina, 14% in Brazil, and 1% in Uruguay. During the last twelve years, we sold 20 of our fully mature farms, generating capital gains of approximately $210 million.

We promote sustainable land use through our land transformation activities, which seek to promote environmentally responsible agricultural production and a balance between production and ecosystem preservation. We do not operate in heavily wooded areas or wetland areas.

From time to time, the company seeks to recycle its capital by disposing of a portion of its fully developed farms. This allows the company to monetize the capital gains generated by its land transformation activities and allocate its capital to acquire land with higher transformation potential or to deploy it in other businesses, thereby enhancing the return on invested capital. Please see also “-Risks Related to Argentina-Recent Changes in Argentine law concerning foreign ownership of rural properties may adversely affect our results of operations and future investments in rural properties in Argentina” and “-Risks Related to Brazil- Recent changes in Brazilian rules concerning foreign investment in rural properties may adversely affect our investments.”

The following table sets forth, for the periods indicated, certain data relating to our land transformation business:

	Year Ended December 31,
	2017	2016	2015
Undeveloped/Undermanaged land put into production (hectares)	1,065	4,274	2,790
Ongoing transformation of croppable land (hectares)	132,428	131,363	127,428
Number of farms sold	—	—	3 (1)
Hectares sold	—	—	10,905
Capital gains from the sale of land ($ thousands) (1)	—	—	24
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

•
    In our farming business, we use “no-till” technology as the cornerstone of our crop production and have been able to implement this technique in areas within our production regions where it had not been used before. Furthermore, we also utilize crop rotation, second harvests, integrated pest management, balanced fertilization, water management and mechanization. Additionally, we use the innovative silo bag storage method, utilizing large polyethylene bags with a capacity of 180-200 tons which can be left on the field for 12 months, resulting in low-cost, scalable and flexible storage on the field during harvest, which we believe allows us to expand our crop storage capacity at a low cost, generate important logistic and freight savings by moving our production in the off-season when freight fares are lower, and time the entry of our production into the market at optimal price points. See “-Operations and Principal Activities-Farming-Storage and Conditioning.”

•
    In our dairy business, we believe that we were the first company in South America to implement the “free-stall” production system, resulting in more efficient conversion of feed to raw milk and higher production rates per cow compared to our peers in the region.

•
    In our sugar, ethanol and energy business, our sugarcane cluster, constituted by the Ivinhema and Angélica mills (i) has a highly mechanized planting and harvesting operation, which has increased our sugarcane production, reduced our operating costs and contributed to environmental sustainability by eliminating the need to burn the sugarcane before harvest; (ii) has the capacity to use all the bagasse (a by-product of the sugar and ethanol production process) that is produced, with almost no incremental cost, to cogenerate 150 MW per day of clean and renewable electricity; (iii) has the capacity of processing 50,420 tons of sugarcane per day and (iv) has the ability to recycle by-products such as filter cake and vinasse by using them as fertilizers in our sugarcane fields, as well as recycling water and other effluents, generating important savings in input costs and protecting the environment.

•
    Unique diversification model to mitigate cash flow volatility. We pursue a unique multi-tier diversification strategy to reduce our exposure to production and market fluctuations that may impact our cash flow and operating results. We seek geographic diversification by spreading our portfolio of farmland and agro-industrial assets across different regions of Argentina, Brazil and Uruguay, thereby lowering our risk exposure to weather-related losses and contributing to stable cash flows. Additionally, we produce a variety of products including soybeans, corn, wheat, sunflower, cotton, barley, sorghum, rice, raw milk, sugar, ethanol and energy, which lowers our risk exposure to potentially depressed market conditions of any specific product. Moreover, through vertical integration in the rice, dairy, sugar, ethanol and energy businesses, we process and transform a portion of our agricultural commodities into branded retail products, reducing our commodity price risk and our reliance on the standard market distribution channels for unprocessed products. Finally, our commercial committee defines our commercial policies based on market fundamentals and the consideration of logistical and production data to develop a customized sale/hedge risk management strategy for each product.

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

Our Business Strategy

We intend to maintain our position as a leading agricultural company in South America by expanding and consolidating each of our business lines, creating value for our shareholders. The key elements of our business strategy are:

•
    Expand our farming business through organic growth, leasing and strategic acquisitions. We will continue to seek opportunities for organic growth, target attractive acquisition and leasing opportunities and strive to maximize operating synergies and achieve economies of scale in each of our three main farming business areas (crops, rice and dairy). We have identified several organic expansion projects that we are currently undertaking. These projects form part of our strategic growth plan, We believe that the execution risk associated with these projects is not expected to be significant as we are investing in existing operations that are highly efficient. It is worth of mention that we believe that our expected results do not rely exclusively on rising commodity prices, which we expect to remain constant at current levels.

Dairy business: The construction of free stall #3 is moving forward according to plan. By July 2018, we expect to start populating the facility, targeting operations at 40% of total capacity by the end of year. We are advancing well in growing and securing corn silage to feed the additional cows. As for the bio-digester, we already stabilized energy production generating attractive results.

Rice business: We expect to conclude investments by the first half of the year, allowing us to improve our rice processing and distribution, and increase the value of main by-products.

Crops: We expect to complete the construction of one of the two storage and grain conditioning facilities by end of 2018. This investment will allow us to reduce our conditioning and logistics costs and enhance our commercial flexibility.

•
    Consolidate our sugar and ethanol cluster in the state of Mato Grosso do Sul, Brazil. Our main strategy for our sugar and ethanol business is to consolidate our cluster in Mato Grosso do Sul, Brazil, through the ramping up of our Ivinhema and Angelica mills, which as of December 2017 reached a nominal capacity of 12.3 million tons per year and are expected to reach 11.7 million tons by 2018. See “-Sugar, Ethanol and Energy-Our Mills.” The consolidation of the cluster will generate important synergies, operating efficiencies and economies of scale such as (i) a reduction in the average distance from the sugarcane fields to the mills, generating important savings in sugarcane transportation expenses; (ii) one centralized management team, reducing total administration cost per ton of sugarcane milled; and (iii) a large sugarcane plantation supplying two mills, allowing for non-stop harvesting. We believe that our sugarcane cluster in Mato Grosso do Sul will allow us to become one of the most efficient and low cost producers of sugar, ethanol and energy in Brazil. Additionally, we plan to continue to monitor closely the Brazilian sugar and ethanol industries and may pursue selective acquisitions that provide opportunities to increase our economies of scale, operating synergies and profitability.

After reaching full capacity, our operating teams have been focused on finding ways to continue maximizing efficiency and generating additional synergies and cost dilution. In this process, our teams have identified certain bottlenecks in our industrial operations that may be removed with minimal investments which will allow us to increase crushing volumes per hour and total capacity per year. We are now engaged in an organic growth project to increase the nominal crushing capacity by 30%. The project will be implemented during the next five years in two phases:

- Phase 1 consists of expanding Angelica’s crushing capacity by 0.9 million tons throughout 2017 and 2018. We will expand crushing capacity by 150 tons/hour by installing larger mill rollers in the first mill, and expanding the sugar centrifugation and ethanol filtration processes. Crushing will grow gradually and reach full capacity by 2019.

- Phase 2 will consist of expanding Ivinhema’s capacity by 2.1 million tons (400 tons/hour), between 2018 and 2022. This will be achieved by installing a new mill (#6) expanding the sugarcane reception, juice treatment and sugar factory. Crushing will grow gradually and reach full capacity in 2023.

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

Operations and Principal Activities

Farming

Our Farming business line is divided into three main reportable operating businesses, namely crops, rice and dairy. We conduct our farming operations primarily on our own land and, to a lesser extent, on land leased from third parties. During harvest year 2016/2017 our farming operations were conducted on a total of 224,877 hectares of land, of which we own 154,338 hectares (excluding sugarcane farms) and we leased the remaining 70,539 hectares from third parties. The following table sets forth our production volumes for each of our farming business lines.

	Harvest Year
	2016/2017	2015/2016	2014/2015
Production	(in tons)
Crops (1)	652,201	583,639	627,824
Rice (2)	234,831	220,758	180,149

	Year Ended December 31,
	2017	2016	2015
Dairy (thousands of liters)(3)	93,168	92,395	88,556
________________________________________________________________________________________________

(1)
As of the date of this annual report, the harvest of soybean, corn, sunflower, cotton and rice pertaining to the 2017/2018 harvest year is ongoing. The only crop which has been almost fully harvested in the current 2017/18 harvest year is wheat, with a total production of 71,644 tons.

(2)	Expressed in tons of rough rice.

(3)	Raw milk produced.

Crops Business (Grains, Oilseeds and Cotton)

Our agricultural production is mainly based on planting, growing and harvesting crops over our owned croppable area. During the 2016/2017 harvest year, we planted crops over a total area of approximately 185,149 hectares, including our owned land, land leased from third parties and hectares planted in second harvests. During mid 2017 we began the planting of crops pertaining to the 2017/18 harvest year, which will be concluded during the first quarter of 2018, with a total planted area of 189,757 hectares.

Our main products include soybean, corn, wheat, sunflower, and cotton. Other products, such as sorghum and barley, among others, are sown occasionally and represent only a small percentage of total sown land.
The following table sets forth, for the harvest years indicated, the planted hectares for our main products:

	Harvest Year
	2016/2017	2015/2016	2014/2015
Product Area	(In hectares)
Soybeans(l)	84,434	88,377	96,476
Corn(2)	54,653	42,657	40,044
Wheat(3)	38,009	32,396	37,020
Sunflower	5,413	9,547	12,314
Cotton	2,640	—	3,160
Forage(4)	5,177	5,514	4,669
Total	190,326	178,491	193,683
________________________________________________________________________________________________
(1) Includes soybean first crop and second crop planted area.
(2) Includes sorghum, peanut and chia.
(3) Includes barley crop.
(4) Forage includes corn silage, wheat silage and alfafa used for cow feed in our dairy operation.
(5) As of December 31, 2017.

The following table sets forth, for the harvest years indicated, the production volumes for our main products

	Harvest Year
	2017/2018	2016/2017	2015/2016	2014/2015
Crop Production(1)	(In tons)
Soybeans(2)	6,571	230,899	237,681	285,914
Corn(2)	55,951	298,324	248,269	232,763
Wheat	79,341	115,339	82,167	84,609
Sunflower(2)	3,558	10,112	15,521	21,762
Cotton lint(2)	—	198	—	2,336
Total(2)	145,421	654,872	583,639	627,384
________________________________________________________________________________________________
(1) Does not include 155,300 ,136,797 and 102,527 tons of forage produced in the 2016/17, 2015/2016, and 2014/2015, harvest years respectively.
(2) As of the date of this annual report, the harvest of soybean, corn, sunflower and cotton pertaining to the 2017/18 harvest year is ongoing. The only crop which has been fully harvested is wheat.

The following table below sets forth, for the periods indicated, the sales for our main products:

	Year Ended December 31,
	2017	2016	2015
Sales	(In thousands of $)
Soybeans	85,527	63,797	77,432
Corn (l)	86,238	48,502	41,924
Wheat (2)	16,723	18,191	16,750
Sunflower	3,163	7,275	12,659
Cotton	420	1,434	3,317
Other crops (3)	5,151	2,925	2,659
Total	197,222	142,124	154,741
________________________________________________________________________________________________
(1) Includes sorghum, chia and peanut.
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

We grow soybeans in Argentina, Brazil and Uruguay. In the 2014/15 harvest year, we planted a total area of 96,476 hectares of soybeans, producing a total of 285,914 tons representing 51% of our total crop planted area that year, and 46% of our total crop production. In the 2015/16 harvest year, we planted a total area of 88,377 hectares of soybean, producing a total of 237,681 tons representing 51% of our total crop planted area that year, and 41% of our total crop production. In the 2016/17 harvest year, we planted a total area of 84,435 hectares of soybean, producing a total of 230,899 tons representing 46% of our total crop planted area that year, and 35% of our total crop production.

Soybeans comprised, 11%, 7%, and 9% of our total consolidated sales in 2015, 2016, and 2017 respectively

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

We grow corn in Argentina, Brazil and Uruguay. In the 2014/2015 harvest year, we planted a total area of approximately 40,044 hectares of corn, including the second harvest, producing a total of 232,763 tons of corn representing 21% of our total planted area that year, and 37% of our total crop production. In the 2015/2016 harvest year, we planted a total area of approximately 42,657 hectares of corn, including the second harvest, producing a total of 243,972 tons of corn representing 25% of our total planted area that year, and 43% of our total crop production. In the 2016/2017 harvest year, we planted a total area of approximately 54,653 hectares of corn, including the second harvest, producing a total of 298,324 tons of corn representing 30% of our total planted area that year, and 46% of our total crop production.

Corn comprised 6% of our consolidated sales in 2015, 7% of our consolidated sales in 2016, and 9% of our consolidated sales in 2017.

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

We grow wheat in Argentina and Uruguay. In the 2015/2016 harvest years, we planted a total area of approximately 32,396 hectares of wheat, producing a total of 82,167 tons of wheat. In the 2016/2017 harvest year, we planted a total area of approximately 38,009 hectares of wheat, producing a total of 115,339 tons of wheat. In the current 2017/2018 harvest year, we planted a total area of approximately 36,533 hectares of wheat, producing a total of 79,675 tons of wheat.

Wheat comprised 2% of our total consolidated sales in 2015, 2% of our total consolidated sales in 2016, and 2% of our total consolidated sales in 2017.

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

We grow sunflower in Argentina and Uruguay. In the 2014/2015 harvest year, we planted a total area of approximately 12,314 hectares of sunflower producing a total of 21,762 tons of sunflower representing 7% of our total crop planted area that year, and 3% of our total crop production. In the 2015/2016 harvest year, we planted a total area of approximately 9,547 hectares of sunflower producing a total of 15,521 tons of sunflower representing 6% of our total crop planted area that year, and 3% of our total crop production. In the 2016/2017 harvest year, we planted a total area of approximately 5,413 hectares of sunflower producing a total of 10,112 tons of sunflower representing 3% of our total crop planted area that year, and 2% of our total crop production.

Sunflower comprised 2% of our total consolidated sales in 2015, 1% in 2016, and 0.3% in 2017.

Cotton

Cotton is the world’s most popular natural fiber. The cotton fiber is made primarily into yarns and threads for use in the textile and apparel sectors. Clothing accounts for approximately 60% of cotton consumption. Cotton is also used to make home furnishings, such as draperies (the third major end use), or professional garments (about 5% of cotton fiber demand). The cottonseed is used in animal feeding or crushed in order to separate its three products - oil, meal and hulls. Cottonseed oil is used primarily for cooking oil and salad dressing. In recent years, there has been a growing demand for cotton oil for biodiesel production.

We plant upland cotton, the most common type of cotton planted and processed around the world. We produce and sell cotton lint and cotton seed.

We grow cotton in northern Argentina and in the western part of Bahia, Brazil. In the 2014/2015 harvest year, we planted a total area of approximately 3,160 hectares of cotton producing a total of 2,344 tons of cotton lint, representing 2% of our total planted crop area that year, and 0.4% of our total crop production. We did not plant any cotton in the 2015/16 harvest year. In the 2016/2017 harvest year, we planted a total area of approximately 2,640 hectares of cotton producing a total of 198 tons of cotton lint, representing 1% of our total planted crop area that year, and 0.03% of our total crop production.

Cotton comprised 0.5% of our total consolidated sales in 2015, 0.2% of our total consolidated sales in 2016 and 0.05% of our total consolidated sales in 2017.

Forages

In addition to the above mentioned crops, we are engaged in the production of forage in Argentina, including corn silage, wheat silage, soybean silage and alfalfa silage. We use forage as cow feed in our dairy operation. During the 2016/2017 harvest year, we planted 5,177 hectares of forage and produced 155,300 tons of forage.

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

For additional discussion of our harvest years and the presentation of production and product area information in this annual report, see “Presentation of Financial and Other Information-Fiscal Year and Harvest Year.”

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

The following table sets forth, for the harvest years indicated, the total number of planted rice hectares we owned and leased as well as the overall rough rice we produced:

	Harvest Year
Rice Product Area & Production	2017/2018	2016/2017	2015/2016	2014/2015
Owned planted area (hectares)	38,579	38,028	35,880	32,104
Leased planted area (hectares)	1,700	1,700	1,700	3,224
Total rice planted (hectares)	40,279	39,728	37,580	35,328
Rough rice production (tons) (1)	—	234,831	220,758	180,149

(1) As of the date of this annual report, the harvest of rice pertaining to the 2017/2018 harvest year is ongoing.

We grow rice on 4 farms we own and 2 farms we lease, all located in Argentina. In the 2015/2016 harvest year, we planted a total area of approximately 37,580 hectares of rice, producing a total of 220,758 tons, representing 18% of our total planted area that year, and 27% of our total farming production. In the 2016/2017 harvest year, we planted a total area of approximately 39,728 hectares of rice, producing a total of 234,831 tons, representing 18% of our total planted area that year, and 26% of our total farming production. In the current 2017/2018 harvest year, we planted a total of 40,279 hectares of rice, which have not been fully harvested as of the date of this report.

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

	Year Ended December 31,
	2017	2016	2015
Processed Rice Production	(In tons)
Rough rice processed — own	208,292	206,794	131,861
Rough rice processed — third party	33,282	16,382	38,618
Total rough rice processed	241,574	223,176	170,479

	Year Ended December 31,
	2017	2016	2015
Processed Rice Sales	(In thousand of $)
Total Sales	86,478	96,562	84,668

Rice comprised 13% of our total consolidated sales in 2015, 11% in 2016 and 9% in 2017.

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

Dairy Business

We conduct our dairy operation in our farms located in the Argentine humid pampas region. This region is one of the best places in the world for producing raw milk at a low cost, due to the availability of grains and forages produced efficiently and at low cost, and favorable weather for cow comfort and productivity. Our dairy operation consists of two free-stall dairy facilities with a total capacity of approximately 6,967 milking cows.

The following table sets forth, for the periods indicated below, the total number of our dairy cows, average daily milk production per cow and our total milk production:

	Year Ended December 31,
Dairy Herd & Production	2017	2016	2015
Total dairy herd (head)	8,043	7,947	7,701
Average milking cows	6,967	6,880	6,658
Average daily production (liters per cow)	36.6	36.7	36.4
Total production (thousands of liters)	93,168	92,395	88,556

	Year Ended December 31
Dairy Sales	2017	2016	2015
	(In thousands of $)
Sales	37,523	32,897	32,981

As of December 31, 2017, 2016 and 2015, we owned a dairy herd of 8,043, 7,947 and 7,701 head, respectively, including 6,967, 6,880 and 6,658 milking cows, respectively, with an average production of 36.6, 36.7 and 36.4 liters per cow per day, respectively.

Dairy comprised 5% of our total consolidated sales in 2015 and 4% of our total consolidated sales in 2016 and 2017.

Production Process

We wean calves during the 24 hours subsequent to birth and during the next 60 days raise them on pasteurized milk and high protein meal. Male calves are fed concentrates and hay for an additional 3 months in the farm before they are sent to our feedlot to be fattened for sale. Young heifers remain in open corrals during the next 13 months where they are fed with concentrates and forage until they are ready for breeding. Calving occurs nine months later. Heifers are subsequently milked for an average of 320 days. Dairy cows are once again inseminated during the 42- to 90-day period following calving. This process is repeated once a year for a period of six or seven years. The pregnancy rate for our herd is between 85% and 90% per year.

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

In 2007, we began the construction of an advanced “free-stall” dairy in Argentina, and started operating in March 2008. This technology allows large- scale milk production at increased efficiency levels. Our free-stall dairy model consists of 3,500 cows confined inside a large barn where they are free to move within the indoor corrals. We feed our cows specific protein rich diets composed of corn grain and silage and milk them three times a day, using a milking mechanism consisting of an 80-cow rotary platform, which milks an average of 400 cows per hour. Having proved the success of our model we built a second free stall diary in 2011 and started operations during August 2012.

Implementation of the free-stall system allows us to position ourselves as a key player in the dairy industry and boost our agricultural and industrial integration presence in the South American agricultural sector. By eliminating cow grazing, we reduced the amount of land utilized for milk production, which freed up more land for our agricultural and land development activities. Cow productivity (measured in liters of milk produced per day) using the free-stall system increases by up to 40% compared to traditional grazing systems. These productivity gains are because the free-stall system significantly improves the conversion rate of animal feed to milk, resulting in an approximate 40% increase in the conversion ratio, or the production of 1.4 liters of milk for each 1 kg of animal feed as compared to the average of 1 liter of milk for each 1 kg of feed associated with the usual grazing model.

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

During October, 2017 we completed the construction of our first bio-digester. This facility enhances the sustainability of our free stall dairy operation by reducing greenhouse gas emissions, improving the effluent management and concentrating valuable nutrients which are applied back to the fields. It generates electricity by burning biogas extracted from the effluents produced by our seven thousand milking cows. On November 3, 2017, we began generating and delivering 1.4 MW of electricity to the local power grid. In addition of enchancein the sustainability of our diary operation, it increases revenues and secures our energy requirements.

The free-stall dairy is expected to allow us to become an efficient large-scale milk producer and optimize the use of our resources (land, cattle and capital) through the standardization of processes. Process standardization provides high operational control and allows us to scale-up our production efficiently and quickly.

All Other Segments

All Other Segments encompasses our cattle and coffee businesses. In December 2009, we strategically decided to sell almost all of our cattle herd - other than our dairy cows - to Quickfood S.A. (now “Marfrig Argentina S.A.”), an Argentine company and a subsidiary of the Brazilian company, Marfrig Alimentos S.A. (“Marfrig”), for a purchase price of $14.2 million. Additionally, we entered into a 10-year lease agreement under which Marfig Argentina S.A. leases grazing land from us to raise and fatten cattle.

In September 2013, Marfrig Argentina S.A. notified us of their intention to early terminate in the fourth quarter of 2013 the lease agreements of the approximately 63,000 hectares of grazing land subject to the 10-year lease agreement. The termination of the lease agreement was effective in the fourth quarter of 2013. We commenced an arbitration proceeding against Marfrig Argentina and Marfrig Alimentos in 2014 claiming unpaid invoices and indemnification for early termination for US$ 23,000,000. See “Item8. Financial Information - Legal and Administrative Proceedings”.

We currently own 60,713 hectares of cattle grazing land located in the Argentine provinces of Corrientes, Santa Fe and Buenos Aires. In 2016 we entered into new lease agreements with third party cattle farmers for a total area of 27,216 hectares.
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

Set forth below is our storage capacity as of December 31, 2017:

Storage Capacity	Nominal
Crops (tons)	28,806
Rice (tons)	116,854

In addition, we use silo bags to increase our storage capacity at low cost. Silo bags are an efficient low-cost method for grain storage. As crops are harvested, they are placed inside large polyethylene bags that can be left in the fields for approximately 12 months without damaging the grain. Each silo bag can hold up to 180 to 200 tons of product, depending on the type of grain. During the 2016/2017 harvest year, we stored approximately 27% of our grain production through silo bags.

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

Set forth below is our drying capacity as of December 31, 2017:

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

Soybeans: Our soybean crop is sold to local companies and is ultimately exported or diverted to the crushing industry. Approximately 73% of the soybean crop was hedged pre-harvest, by forward sales and sales in the futures markets. Harvest and post-harvest sales are a function of the export market versus local premiums paid by crushers (oil, meal and biodiesel) and logistics considerations. Our five largest customers comprised approximately 63% of our sales in the year ended December 31, 2017. In Argentina, the applicable export tax rate on soybeans is 30%. There are no export taxes in Brasil and Uruguay.

During 2017 we sold more than 39,000 tons (approximately 16% of our production) certified by the Round Table on Responsible Soybean (“RTRS”), capturing premiums over market value. RTRS is a civil organization that promotes responsible production, processing, and trading of soy on a global level. During 2012 and 2013 we also certified our silo plant in Argentina under 2BSvs (Biomass, Biofuels Sustainability Voluntary Scheme), based on sustentability criteria of the European Directive 2009/28/EC.

Corn: Approximately 85% of our total production is exported. All of our Brazilian production is sold domestically for regional consumption. Approximately 19% of the corn crop was hedged pre-harvest. Approximately 3% of our corn production was destined for special products such as corn seed and popcorn. Our four largest customers comprised approximately 50% of our sales in the year ended December 31, 2015.

Wheat: Approximately 40% of our production is destined for local market and 60% is exported. Quality segregation allows us to negotiate premiums with the millers and export market. Brazil is the main importer of Argentine wheat. Our four largest customers comprised approximately 62% of our sales in the year ended December 31, 2017.

Sunflower: Our sunflower production from Argentina is sold to local companies. Sales are made pursuant by production agreements of sunflower for confectionary, high oil content sunflower and seed. Our three largest customers comprised 93% of our sales in the year ended December 31, 2017.

Cotton: We typically make pre-harvest sales of cotton fiber produced in Brazil and Argentina into the export market. Sales for the textile industry are based on domestic demand and premiums. Our five largest customers comprised approximately 83% of our sales in the year ended December 31, 2017. Cotton seed is sold in the domestic market to meet feed demand.

Rice: Rough rice is available for sale commencing after the harvest of each year. White rice availability is based on our milling capacity. 67% of our total rice production is sold into the export market, with the remainder sold in Argentina in the retail market. We export approximately 21% of our exported volume to the Middle East, 73% to other Latin American countries, and the remainder is exported to Africa. . We sell approximately 33% of our rice in the Argentine retail market through two brands we own that have a 15.9% market share. Local rice prices are driven by regional supply demand and exchange rate in Brazil. Our five largest customers for rice comprised approximately 67% of our sales in the year ended December 31, 2017.

Dairy: During most of 2017, we sold our entire raw milk production to four dairy producers. These companies manufacture a range of consumer products sold in Argentina and abroad. We negotiate the price of raw milk on a monthly basis in accordance with domestic supply and demand with these companies. The price of the milk we sell is mainly based on the percentage of fat and protein that it contains and the temperature at which it is cooled. The price we obtain for our milk also rises or falls based on the content of bacteria and somatic cells.

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

Energy Efficient: Sugarcane is highly efficient in converting sunlight, water and carbon dioxide into stored energy. The energy output of sugarcane is equal to nine times the energy input used in the production process, whereas the energy output of corn ethanol is only about 1.9 to 2.3 times the energy input used in its production process. Sugarcane produces seven times more energy compared to corn used for ethanol production.

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

As of December 31, 2017, our sugarcane plantations consisted of 137,697 hectares of sugarcane planted in the center-south region of Brazil. Approximately 94% of our sugarcane is planted over land leased through agricultural partnerships. Under these agreements, our partners lease land to us for periods of between one and two sugarcane cycles, equivalent to periods of between 10 to 12 years, on which we cultivate the sugarcane. Lease payments are based on the market value of the sugarcane set forth by the regulations of the State of Sao Paulo Sugarcane, Sugar and Alcohol Growers Counsel (Conselho dos Produtores de Cana-de-Açúcar, Açúcar e Álcool do Estado de Sao Paulo, or “Consecana”). We planted and harvested approximately 89% of the total sugarcane we milled during 2017, with the remaining 11% purchased directly from third parties at prices also determined by the Consecana system, based on the sucrose content of the cane and the prices of sugar and ethanol. The following table sets forth a breakdown during the time periods indicated of the amount of sugarcane we milled that was grown on our owned and leased land or purchased from third parties:

	Year Ended December 31,
	2017	2016		2015
	(In tons)
Grown on our owned and leased land	9,068,844	10,164,671		6,418,274
Purchased from third parties	1,172,959	949,837		814,554
Total	10,241,803	11,114,509	960	7,232,828

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
Since the beginning of the 2016/17 harvest year we implemented a “non-stop” or “continuous harvest”. This means that we will harvest and crush sugarcane year-round, without stopping during the traditional off-season. This new strategy will allow us to increase annual sugarcane milling and sugar, ethanol and energy production by approximately 10%. Another benefit of the system is that we will be producing ethanol in the off-season, when market prices usually have a high premium to prices at harvest. In addition, cogeneration efficiency is related to harvested volumes and unrelated to TRS, enabling us to utilize our cogeneration potential during the whole year. Considering that approximately 85% of total costs are fixed, this model will result not only in higher revenues but also in the dilution of our fixed costs.
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

We believe we own one of the most mechanized harvesting operations in Brazil. Our sugarcane harvesting process is currently 98% mechanized (100% at Angélica and Ivinhema mills and 86% at UMA mill) and the remaining 2% is harvested manually. Mechanized harvesting does not require burning prior to harvesting, significantly reducing environmental impact when compared to manual harvesting. In addition, the leaves that remain on the fields after the sugarcane has been harvested mechanically create a protective cover for the soil, reducing evaporation and protecting it from sunlight and erosion. This protective cover of leaves decomposes into organic material over time, which increases the fertility of the soil. Mechanized harvesting is more time efficient and has lower costs when compared to manual harvesting. Sugarcane is ready for harvesting when the crop’s sucrose content is at its highest level. Sucrose content and sugarcane yield (tons of cane per hectare) are important measures of productivity for our harvesting operations. Geographical factors, such as soil quality, topography and climate, as well as agricultural techniques that we implement, affect our productivity. Since most sugar mills produce both sugar and ethanol in variable mixes, the industry has adopted a conversion index for measuring sugar and ethanol production capacity, the Total Recoverable Sugar (“TRS”) index, which measures the amount of kilograms of sugar per ton of sugarcane.

During the 2017 harvest, our mills harvested sugarcane with an average TRS content of 127 kg/ton and an average yield of 85.1 tons of sugarcane per hectare.

Once the sugarcane is harvested, it is transported to our mills for inspection and weighing. We utilize our own trucks and trailers for transportation purposes. The average transportation distance from the sugarcane fields to the mills is approximately 28 kilometers at UMA and 33 kilometers at Angélica and Ivinhema.

Our Mills

We currently own three sugar mills in Brazil, UMA, Angélica and Ivinhema. Our mills produce sugar, ethanol and energy, and have the flexibility to adjust the production mix between sugar and ethanol, to take advantage of more favorable market demand and prices at given points in time. As of December 31, 2017, our sugar mills had a total installed crushing capacity of 12.3 million tons of sugarcane, of which 10.5 million tons correspond to our sugarcane cluster in Mato Grosso do Sul, Brazil. As of December 31, 2017, we concluded the 2017 harvest crushing an aggregate volume of 10.2 million tons of sugarcane.

The Usina Monte Alegre mill (“UMA”) is located in the state of Minas Gerais, Brazil, and has a sugarcane crushing capacity of 1.2 million tons per year, full cogeneration capacity and an associated sugar brand with strong presence in the regional retail market (Açúcar Monte Alegre). We plant and harvest 99.8% of the sugarcane milled at UMA, with the remaining 0.2% acquired from third parties. On December 31, 2017, UMA concluded its harvest operations for the 2017 season, crushing 1.1 million tons of sugarcane.

Angélica is an advanced mill, which we built in the state of Mato Grosso do Sul, Brazil, with a total sugarcane crushing capacity of 5.5 million tons per year. Angélica was completed in 2010 and is equipped with two modern high pressure boilers and three turbo-generators with the capacity to use all the sugarcane bagasse by-product to generate approximately 65 MW of electricity that is used to power the mill with an excess of 64MW available for sale to the power grid. Angélica has the flexibility to vary the product slate between 60% to 40% for either product.

During mid 2011, we started the construction of our third mill, Ivinhema, located in the state of Mato Grosso do Sul, approximately 45 kilometers south of our existing Angelica mill, in order to complete our planned sugarcane cluster in that region. The construction of the first phase of the Ivinhema mill was completed during the beginning of 2013 reaching 2.0 million tons of sugarcane crushing capacity, and milling operations commenced on April 25, 2013. During early 2014, we began the construction of the second phase of the Ivinhema, adding 3.0 million tons of additional nominal crushing capacity. The investment consisted of expanding the milling equipment, building a new fluidized bed boiler, two new electrical generators and expanding the sugar factory and ethanol distillery, as well as expanding the sugarcane plantation and agricultural machinery.The construction was completed during mid 2015. Ivinhema now has a total milling capacity of 5.6 million tons per year. The mill is equipped with state-of-the-art technology including full cogeneration capacity, flexibility to produce sugar and ethanol and fully mechanized agricultural operations. Ivinhema has capacity to produce up to 331,250 tons of sugar, 331,250 cubic meters of ethanol and 389,550 MWh of energy exports.

We are currently undertaking an expansion project to increase the nominal crushing capacity by 30%. The project will be implemented during the next five years in two phases:

- Phase 1 consists of expanding Angelica’s crushing capacity by 0.9 million tons throughout 2017 and 2018. We will expand crushing capacity by 150 tons/hour by installing larger mill rollers in the first mill, and expanding the sugar centrifugation and ethanol filtration processes. Crushing will grow gradually and reach full capacity by 2019.

- Phase 2 will consist of expanding Ivinhema’s capacity by 2.1 million tons (400 tons/hour), between 2018 and 2022. This will be achieved by installing a new mill (#6) expanding the sugarcane reception, juice treatment and sugar factory. Crushing will grow gradually and reach full capacity in 2023.

We plant and harvest 87% of the sugarcane milled at our cluster, with the remaining 13% acquired from third parties. On December 31, 2017, our sugarcane cluster concluded its harvest operations for the 2017 season, crushing 9.1 million tons of sugarcane.

Our Main Products

The following table sets forth a breakdown of our production volumes by product for the years indicated:

	Year Ended December 31,
	2017	2016	2015
Sugar (tons)	567,068	701,060	464,929
Ethanol (cubic meters)	434,015	422,395	361,001
Energy (MWh exported)	712,425	751,037	553,090

The following table sets forth our sales for each of the sugarcane by-products we produce for the years indicated:

	Year Ended December 31,
	2017	2016	2015
	(In thousands of $)
Sugar	305,688	330,895	177,801
Ethanol	241,650	211,451	176,150
Energy	62,218	53,995	46,671
Other	1,061	351	—
Total	610,617	596,692	400,622

Sugar

As of December 31, 2017 our sugar production capacity was approximately 3,550 tons per day which, in a normal year of 6,819 hours of milling, results in an annual sugar maximum production capacity of over 1,008,643 tons of sugar. The increased capacity is the result of enhanced operational efficiencies and the completion of the second phase of the Ivinhema mill. In 2017, we produced 567,068 tons of sugar, compared to 701,060 tons of sugar in 2016 and 464,929 tons of sugar in 2015.

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

Sugar sales comprised 26%, 38% and 33% of our total consolidated sales in 2015, 2016 and 2017, respectively.

Ethanol

As of December 2017, our ethanol production capacity was approximately 2,900 cubic meters per day which, in a normal year of 6,819 hours of milling, results in maximum annual production capacity of over 823,938 cubic meters of ethanol. The increased capacity is the result of enhanced operational efficiencies and the completion of the second phase of the Ivinhema mill. In 2015 we produced 361,001 cubic meters of ethanol, compared to 422,395 cubic meters in 2016 and 434,015 cubic meters in 2017.

We produce and sell two different types of ethanol: hydrous ethanol and anhydrous ethanol (as further described in “-Production Process-Ethanol”). Ethanol sales comprised 26% of our total consolidated sales in 2015, 24% of our total consolidated sales in 2016 and 26% of our total consolidated sales in 2017.

Cogeneration

We generate electricity from sugarcane bagasse (the fiber portion of sugarcane that remains after the extraction of sugarcane juice) in our three mills located in Brazil. As of December 31, 2017, total installed cogeneration capacity reached 232MW, of which 161MW are available for resale to third parties after supplying our mills’ energy requirements. The ability to generate electricity from the by-product of the sugarcane crushing process on a large enough scale to fully power a mill with excess electricity being available is referred to as having full cogeneration capacity. Our three mills are duly licensed by the Agência Nacional de Energia Elétrica (“ANEEL”) to generate and sell electricity. During the year ended December 31, 2017 , 2016 and 2015 we sold 860,814 MWh, 1,028,323 MWh, and 607,532 MWh to the local electricity market, comprising 6%, 5%, and 13% of our consolidated sales respectively.

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

It is a clean and renewable energy;

It complements hydropower, the main source of Brazilian energy, as it is generated during the sugarcane harvest period (April to December) when water reservoirs are at their lowest level;

It requires a short period of time to start operations; and

It requires only a small investment in transmission lines when plants are located close to consumer centers.

As of December 2017, our total installed cogeneration capacity at our cluster and UMA mill was 216MW and 16MW respectively, of which 150MW and 12MW are available to sell to the market.

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

Marketing, Sales and Distribution

Sugar: We sell sugar both in the domestic and the international markets at prices that depend on our price parity calculation, which considers each market’s price and the associated costs. Prices for the sugar we sell in Brazil are set, using an index calculated by the Agriculture College of the University of São Paulo (Escola Superior de Agricultura Luiz de Queiroz, or “ESALQ”), with a premium in the state of Minas Gerais due to the use of our regional brand, “Monte Alegre,” the market leader in the southern part of that state. Prices for the sugar we export are set in accordance with international market prices. International prices for raw sugar are established in accordance with the NY11 futures contracts. Our largest six customers for sugar comprised approximately 99% of our sales in the period ended December 31, 2017.

Ethanol: Almost all of our ethanol sales are in the domestic Brazilian market given the increasing demand generated from the increase in flex-fuel vehicles in Brazil and better ethanol parity at the gas stations. Around 41% of our ethanol sales are made through formal agreements. The remaining volumes are sold through daily sale orders through specialized brokerage firms that act in the ethanol domestic market, whose role is to intermediate the sale of ethanol between the ethanol producers and the domestic ethanol distribution companies, the prices for these transactions are set using the ESALQ and the futures and commodity exchange of the BM&FBOVESPA indices for ethanol as a reference. Our largest eight customers by volume comprised approximately 78% of our sales in the period ended December 31, 2017.

Cogeneration: We also sell electricity co-generated at our sugar and ethanol mills to local electricity commercialization companies and directly to the spot market. Sales are made in the spot market with brokers, through government auctions, to distributors and through long-term contracts. Our largest four customers comprised 72% of our sales revenues in the period ended December 31, 2017.

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

(iii) Ongoing transformation of croppable land: The application of efficient and sustainable crop production technologies and best practices such as “no-till”, crop rotations, integrated pest and weed management and balanced fertilization, among others, incrementally increases soil quality and land productivity over time, maximizing return on invested capital and increasing the land value of our properties. Our entire farmland portfolio is constantly undergoing this phase of land transformation. During the 2016/2017 harvest year, we operated 132,428 hectares of own developed farmland which were enhanced by the use of best productive practices and technology.

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

Our land transformation segment seeks not only to profit from crop and rice cultivation, but also from the opportunistic disposition of successfully transformed farmland. We strategically sell farms that have reached productive maturity with marginal potential for further productivity increases (years three to seven after commencing the land transformation process) to realize and monetize the capital gains arising from the land transformation process. Land transformation proceeds are in turn reinvested in the purchase of strategic farmland with potential for transformation and appreciation. The rotation of our land portfolio allows us to allocate capital efficiently. Since 2006 we have had a solid track record of selling farmland and achieving profitable returns. During the last eleven years, we have sold 20 farms, generating capital gains of approximately $190 million.

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

The following table sets forth our acquisitions and divestitures since our inception:

	Acquisition	Divestitures	Total Land Holdings
Year Ended December 31,	(In hectares)
2002	74,898	—	74,898
2003	—	—	74,898
2004	34,659	—	109,557
2005	22,262	—	131,819
2006	5,759	3,507	134,071
2007	113,197	8,714	239,274
2008	43,783	4,857	278,200
2009	—	5,005	273,195
2010	14,755	5,086	282,864
2011	12,992	2,439	293,417
2012	—	9,475	283,942
2013	—	14,176	269,766
2014	—	12,887	257,036
2015	—	10,905	246,139
2016	—	—	246,139
2017	—	—	246,139

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

Cushman & Wakefield has informed us their assessment of the market value of our farmland as of September 30, 2017. According to Cushman & Wakefield, the market value of our farmland totaled $900.8 million, out of which $788.1 million correspond to the market value of our farmland in Argentina and Uruguay, and the remaining $112.6 million correspond to the market value of our farmland in Brazil. Net of minority interests in certain Argentine farms, the market value of our farmland totaled $715.3million. These valuations are only intended to provide an indicative approximation of the market value of our farmland property as of September 30, 2017 based on then current market conditions. This information is subject to change based on a host of variables and market conditions.

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
(2) On December 2015, we completed the sale of a 49% interest in Global Acamante S.L.U, Global Calidon S.L.U, Global Carelio S.L.U, and Global Mirabilis S.L.U, whose main underlying assets are El Orden and La Carolina

A substantial portion of our assets consists of rural real estate. The agricultural real estate market in Brazil, Argentina and Uruguay is particularly characterized by volatility and illiquidity. As a result, we may experience difficulties in immediately adjusting our portfolio of rural properties in response to any alterations in the economic or business environments. The volatility of the local market could affect our ability to sell and receive the proceeds from such sales, which could give rise to a material adverse effect on our business, results of operations and financial condition. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business and Industries-A substantial portion of our assets is farmland that is highly illiquid.”

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

Property, Plant and Equipment

In addition to our farmland, we also own the following principal industrial facilities:

Facility	Province, Country	Relevant Operational Data	Current Use
“Christophersen”	Santa Fe, Argentina	18,700 tons of storage capacity. 2,400 tons per day of drying capacity	Seedbed and stockpiling plant (1)
“Semillero Itá Caabó”	Corrientes, Argentina		Rice genetic improvement program
“Molino Ala — Mercedes”	Corrientes, Argentina	Installed capacity of 4,682 tons of white rice monthly, and husk rice drying capacity of 2,400 tons per day	Rice processing and drying plant
“Molino Ala — San Salvador”	Entre Ríos, Argentina	Installed capacity of 5,208 tons of white rice monthly, and husk rice drying capacity of 1,100 tons per day	Rice processing and drying plant
Molino Franck	Santa Fe, Argentina	Processing capacity of 5,617 tons of white rice monthly, and husk rice drying capacity of 1,600 tons per day	Rice processing and drying plant
Free-Stall I & Free-Stall II	Santa Fe, Argentina	Production capacity of 90 million liters of raw milk 7,000 milking cows	Raw milk production
Bio-digester	Santa Fe, Argentina	1,4 MW capacity	Energy generation
“Angélica Agroenergía”	Mato Grosso do Sul, Brazil	Installed milling capacity of 5.5 million tons of sugarcane annually, 330,000 tons of VHP sugar and over 261,000 cubic meters of ethanol, and over 330,000 MWh	Sugar and ethanol mill producing hydrated ethanol, anhydrous ethanol and VHP sugar. Sells energy to local network
“Ivinhema Agroenergía”	Mato Grosso do Sul, Brazil	Installed milling capacity of 5.6 million tons of sugarcane annually, 331,000 tons of VHP sugar, 331,000 cubic meters of ethanol, and over 390,000 MWh	Sugar and ethanol mill producing hydrated ethanol and VHP sugar. Sells energy to local network
________________________________________________________________________________________________

(1)	Classification of wheat and soybean seeds.

For additional information regarding our property, plant and equipment, see Note 12 of the Consolidated Financial Statements.

Customers

We sell manufactured and agricultural products to a large base of customers. The type and class of customers may differ depending on our business segments. For the year ended December 31, 2017 more than 60% of our sales of crops were sold to 13 well-known customers (both multinational or local) with good credit history. Of these customers, our biggest three customers represented almost 24% of our sales and the remaining ten represented approximately 36% of our net sales in the course of that year.

In the Sugar, Ethanol and Energy segment, sales of ethanol were concentrated in 8 customers, which represented 78% of total sales of ethanol for the year ended December 31, 2017. Approximately 97% of our sales of sugar were concentrated in 4 well-known traders for the year ended December 31, 2017. The remaining 3%, which mainly relates to “crystal sugar”, were dispersed among several customers. In 2017, energy sales are 97% concentrated in 4 major customers.

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

The majority of farming producers in developed countries can rely on specific protectionist policies and subsidies from their governments in order to maintain their position in the market. In general, we have been able to obtain discounts for the acquisition of supplies and excess prices for our production in the farming sector. In this sector, we view SLC Agrícola S.A., BrasilAgro - Companhia Brasileira de Propriedades Agrícolas, Sollus Agrícola, Radar Propriedades Agrícolas, El Tejar S.A., Cresud SACIF y A, MSU S.A. and Los Grobo Agropecuaria, among others, as our competitors. We also compete in Argentina with retailers of agricultural products, including other branded rice products, such as Molinos Río de la Plata S.A., Dos Hermanos S.H., Sagemüller S.A. and Cooperativa Arroceros Villa Elisa Ltda.

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
________________________________________________________________________________________________
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

Supplies and Suppliers

Our principal supplies for our farming business are seeds, fertilizers, pesticides and fuel, which represented 9%, 7%, 11% and 5%, respectively, of our total direct costs (including leasing cost). Further, these supplies represented 28% of our total cost of production (including manufacturing and administrative expenses) for 2017. As we use direct sowing in 99% of our planted area, without requiring soil preparation, fuel represents only 5% of the total cost of production for 2017.

Our principal supplies for our sugar, ethanol and energy business are diesel, lubricants and fertilizers, which collectively represented 21% of our total cost of production (including manufacturing and administrative expenses) the sugar, ethanol and energy business for 2017. We have an extensive network of suppliers for each of our business segments and for each required input within each segment, resulting in lower reliance on any particular supplier. Our ten largest suppliers account for 65% of our total expenditures for supplies in 2017. While we value the relationships we have developed with each of our suppliers given the quality we have come to expect, we do not consider any single supplier to be key to our production.

We have been able to obtain lower prices particularly due to the volume that derives from our large-scale operations.

Seasonality

Our business activities are inherently seasonal. We generally harvest and sell our grains (corn, soybean, rice and sunflower) between February and August, with the exception of wheat, which is harvested from December to January. Cotton is a unique in that while it is typically harvested from June to August, it requires processing which takes about two to three months to complete. Sales in our dairy business segment tend to be more stable. However, milk production is generally higher during the fourth quarter, when the weather is more suitable for production. Although our Sugar, Ethanol and Electricity cluster is currently operating under a “non-stop” or “continuous” harvest and without stopping during traditional off-season, the rest of the sector in Brazil is still primarily operating with large off-season periods from December/January to March/April. The result of large off-season periods is fluctuations in our sugar and ethanol sales and in our inventories, usually peaking in December to take advantage of higher prices during the traditional off-season period (i.e., January through April). As a result of the above factors, there may be significant variations in our financial results from one quarter to another. In addition our quarterly results may vary as a result of the effects of fluctuations in commodities prices, production yields and costs on the determination of changes in fair value of biological assets and agricultural produce. See “Item 5. Operating and Financial Review and Prospects-A. Operating Results-Critical Accounting Policies and Estimates-Biological Assets and Agricultural Produce.”

Sustainability

Our production model is based on sustainability standards that seek to produce food and renewable energy on a long-term basis. Those standards include best practices and certifications that promote development and health, customer satisfaction and stakeholders interest, neighboring community welfare, food care and safety, and environmental protection.Accordingly, our sustainable approach to farming requires that we take into account not only economic, but also social and environmental aspects specifically adapted to local circumstances. We believe we accomplish these goals through a team committed to our values: trust, transparency, efficiency, innovation and sustainability.

Our people

We constantly care about the development, health and safety of our employees. We also promote enhanced working conditions, while we support training and internal education programs to improve skills and educate with the newest technologies and business practices. We implement and constantly revise our health and safety programs in each of our businesses.

Standardized and Scalable Agribusiness Model

We have adopted an agribusiness model that allows us to engage in large-scale farming activities in an efficient and sustainable manner. Our agribusiness model consists of developing a specialized workforce and defining standard protocols to track crop development and control production variables, thereby enhancing efficient decision making and facilitating continuous improvement. This approach allows us to grow in scale, execute our expansion plan and efficiently manage various production units spread across different regions by effectively replicating our productive model. Process standardization also helps us assure compliance with local law and regulations and reduce social and environmental risks.
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
When processes and protocols are defined they can be audited and certified by qualified third parties. Adecoagro is currently in the process of certifying its crop and rice production in Argentina under ISO 9001. We are also working to implement ISO 14001 and OHSAS 18001 in most of the operating units.
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
We are also adopting Operational Protocols and Procedures in our industrial facilities to improve control of processing variables. In the case of our rice mills, we have certified Good Manufacturing Practices, and in some cases, HACCP (Hazard Analysis and Critical Control Points) standard. Currently we are in the process to implement the FSSC 22000 standard (Food Safety System Certification) in one rice mill.
When market conditions provide price premiums for certified grains or oilseeds, we evaluate the feasibility of implementing specific certifications. Some examples of this are RTRS (Round Table on Responsible Soybeans) and EPA (Environmental Protection Agency, US) certifications for Sustainable Soybeans in Argentina. In Brazil, we are certifying sugar-based products for EPA and Bonsucro certifications.

Contractors
Contractors play a significant role in our farming business model. We seek to outsource most of the typical farmwork, such as planting, spraying and harvesting. Outsourcing allows us to reduce our investments in heavy machinery and equipments such as tractors or harvesters, enhancing the efficient allocation of our capital in our core productive activities. Currently, we are reviewing the use of our own machinery in some of our crops and riceoperations.
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

No-Till
“No-till” is the cornerstone of our crop production technology and the key to maintaining and even increasing the value and productivity of our land assets. “No-till” - often called zero tillage or direct sowing - is a technology developed more than 30 years ago to grow crops from year to year without disturbing the soil through tillage, and arose as an opposition to conventional tillage.
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

Crop Rotation
Crop rotation is the practice of growing a series of dissimilar types of crops in the same area in sequential seasons. Crop rotation allows us to better control the buildup of harmful weeds and reduces the incidence of plagues and diseases that often occur when the same commodity is continuously cropped. Crop rotation also allows us to balance the fertility demands of various crops to avoid the excessive depletion of soil nutrients, contributing to a more efficient use of fertilizers and a sustainable use of herbicides and pesticides. Crop rotation results in increased yields and reduced production costs, providing a high rate of return. Our crop rotation model is tailored to each of our farming regions based on climatic and soil conditions. For example, in Argentina’s Humid Pampas, our three-year crop rotation cycle involves the planting of a wheat crop followed by a soybean double-crop in the first year, a corn crop in the second year, and a soybean crop in the third year. In Brazil, we pursue a six-year crop rotation cycle whereby we plant in the following crop sequence: corn, cotton, soybeans, cotton, soybeans and cotton.

Second Harvest - Double Cropping
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

Water management
Since crops need sufficient water to achieve their potential yields, we are engaged in techniques aimed to increase the efficiency of water usage and at the same time to decrease soil erosion risks. In that regard, “no-till” presents strong advantages since it improves rainfall infiltration and increases the soil’s water storage capacity. In areas that may be subject to excess water, we are developing terraces, soil leveling and other techniques intended to decrease runoff and erosion risks. In some of the jurisdictions in which we operate, the use of water for irrigation requires obtaining special permits. For certain irrigated crops such as rice, we focus on the design and operation of rainwater harvesting, collecting water from rain in semi-natural reservoirs destined for future irrigation. In addition, we have developed a water recycle system for each farm where excess of water (derived from drainage and rainfalls) can be reused, instead of being drained out of the farm. Channels to conduct the water and drain the fields are developed by experts in order to deliver water in the most efficient manner. We are also developing the zero grade level system in some of our rice farms to increase productivity and reduce production costs. This technique involves a precise levelling of the land based on GPS and Laser technology. When fields are accurately leveled, water irrigation requirements are reduced, thus lowering the cost of labor and energy. Efficient management of irrigation results in a positive impact on yields. Additionally, as the fields can be larger, there are some operational benefits that can be achieved by reducing machinery working times. Currently, we are implementing polypipe irrigation system in some rice-fields. This technology consists of deploying plastic pipes to conduct irrigation water from big channel to the fields, thus reducing water consumption, alongside with a small reduction of area devoted to infrastructure. In addition, we are using drones to assess water levels during rice irrigation season. Through this high-precision surveillance method, we are enhancing water management, which improves potential yield, while reducing water consumption. Drones use different cameras to detect water levels even when dense canopies cover the fields. Other crops such corn seed and, sunflower seed are irrigated by highly efficient pivot spraying systems. This type of irrigation system allows us to distribute water uniformly throughout the field, improving the use of water in terms of total millimeters per year. We conduct soil moisture sampling to define the best moment and amount of water to be used for irrigation in each plot.

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

AgTech (Agricultural digital-based Technology)

Since inception, we have been introducing cutting-edge technologies to increase our production efficiency. As digital and information-based technologies are rapidly advancing, we are currently devoting time and efforts to work closely with AgTech Startups that could bring solutions to our operational processes. We are monitoring both local and international startups, with the goal of adopting efficient digital technology in our operations (see “Research & Developments” section).

In accordance with the growing risks in cybersecurity threats, we have adopted a series of measures design to mitigate these risks.   Among these measures, we perform periodic analyses in order to detect and correct vulnerabilities; we have adopted well known tools to try to stop cyber-attacks like viruses, trojans, hackers and other threats; we have a Disaster Recovery Plan , and we have implemented  procedures and policies to address or minimize internal risks.

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

Environmental Aspects
We are implementing a production model that reflects a strong commitment to the environment. Our responsibility to the environment begins with complying with local regulations. In order to be better stewards of the environment, we are implementing environmental management plans for our operations. Those plans involve different stages, which include educating our own and outsourced staff, monitoring ecological parameters, preventing negative effects, and correcting deviations. Natural resources such as land, water, air and biodiversity are taken into account when we evaluate both the development of a new production project and the operation of an on-going one. In that regard, we are constantly evaluating best practices to be implemented in our operations. See “-Technology and Best Practices.” With land being the most relevant natural resource in our operations, we have developed a sustainable land use strategy that considers factors beyond the requirements of local law and regulations. There are ecosystems that we do not consider appropriate for agricultural development, such as heavy forests and key wetlands. We evaluate development of other areas (savannahs, natural grasses, bush land, lowlands) only after carrying out an environmental impact assessment. In addition to such evaluations, we analyze the agricultural potential of the land in respect of the soil, the climate, crop productivity and available technology, among other factors. Through this approach, we make sure that we grow the most suitable crop in each regionwith the aim of being the lowest cost producer of the sector. We then consolidate our analysis into a land transformation plan, which includes the best land use option and implements best practices such as the “no-till” technology, crop rotations, integrated pest and weed management, balanced fertilization, responsible pesticide usage and water management. All these best practices aim to increase resource efficiency and to decrease the risk of contamination and waste production and are consolidated into an environmental management plan, which includes biodiversity management when applicable. We aim to properly implement our sustainable production model to enhance land productivity and therefore increase land value. With respect to pesticide contamination risks, we are implementing a responsible pesticide use program, which includes personnel training, personnel protection elements, application recommendations, pesticide selection criteria, pesticide handling and storage and after-use pesticide packages management (which are specifically cleaned, collected and stored for recycling purposes under third parties’ programs).
Additionally, in some regions where biodiversity matters are relevant, we are implementing biodiversity management plans, which mainly consists of periodically monitoring flora and fauna, detecting significant variations of their populations, and proposing measures to reduce any potential threats to local species. As a result, we are implementing some practices such as prohibiting hunting on our farms, developing environmental private protection areas (where natural vegetation is protected by implementing sustainable production practices). As environmental matters require specific expertise and an understanding of complex relationships, we are entering into cooperative arrangements and agreements with educational institutions. We are also developing relationships with well recognized environmental non-governmental organizations, such as The Nature Conservancy.
In Brazil, one of our main environmental focuses is compliance with the applicable provisions of the Brazilian Forestry Code (Código Forestal). Accordingly, we analyze and identify all natural areas inside our own farms and inside leased areas, and make a development plan that defines actions for their preservation. Some examples of these activities are the reforestation of Permanent Preservation Areas (Áreas de Preservación Permanente) and Legal Reserve Areas (Áreas de Reserva Legal), for which we are producing seedlings of more than 70 native species to reforest those areas. We are strongly committed to the preservation of forests, and we only develop areas for farming if they were previously used for agricultural purposes or for pasture. We do not operate in massive forests, large wetlands or areas with high biodiversity value. We concern ourselves with the protection of riverbanks and surrounding areas of streams and springs, as they are important for soil conservation and as refuges for native fauna. In that regard, we are implementing periodic monitoring of wildlife and native flora as well. We have a partnership with The Nature Conservancy (“TNC”), an international environmental non-governmental organization, to organize the environmental preservation of areas of ecological importance by acquiring such areas to replace reserve areas on our own land and land we lease, through a reserve compensation scheme developed by TNC and adopted by the regional environmental authorities. This program will allow us to protect larger blocks of critical ecosystems instead of having smaller reserve areas in each farm, while allowing us to use areas in our farms that were previously developed and would have lesser environmental value as reserve areas.
In respect of our industrial processing activities, we focus on energy-efficient processes that increases productivity with minimum waste disposal. At the same time, we constantly promote the re-use of any by-product or residue within the industrial processes when feasible, or in the fields when their economic analysis make sense. A successful example of this approach is the use of manure to produce electricity and the use of biofertilizers to grow crops in our Dairy Farm. Another successful story is the use of all Sugar and Ethanol industrial by-products (vinasse, filter cake and composted ashes) as biofertilizers in our cane fields.
Since November 2017, we are producing renewable electricity from our biodigester built in our Dairy Farm. The biodigester transforms cow manure into biogas with high methane content, which then fuels a cogeneration facility that generates 1.4 MW of Power. The electricity produced is sold to the grid under a long-term contract with an Argentinean federal utility. Additionally, as this project allows us to reduce GHG emissions, we commenced the feasibility assesment to deliver carbon credits from the biodigester. . We received a grant from Sustainable Energy and Climate Change Initiative from the Inter-American Development Bank (SECCI) in order to carry out the pre-feasibility assessment. We have also received a grant from the “Agencia Nacional de Promoción Científica y Tecnologica”, an agency which promotes technological innovation, to partially fund the investment. In July 2016, we participated of Argentina’s “RenovAr” renewable energy auction and entered into a 20-year contract to supply up to 9,145 MWh per year at an average price of USD 158.92 per MWh plus bonifications. At UMA, we have implemented a pilot plant that produces biogas from vinasse, developed in partnership with Efficiencia, a subsidiary of Companhia Energética de Minas Gerais (“CEMIG”). The technology developed during this project will allow us to generate additional energy from vinasse while maintaining the fertilizer recycling potential of UMA. We are currently replicating this project under a Commercial scale in our Cluster in Mato Grosso do Sul (Brazil). These emission reduction projects could also generate extra income from carbon credits under specific programs.

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

Education
Our sugarcane and rice operations have a very important economic impact in the communities where we are located, and we have developed a Social Action Program in the various municipalities. In 2005, we started a partnership with Cimientos in Corrientes, Santa Fe and Entre Rios in Argentina, through which we have awarded 45 educational programs in 164 urban and rural schools located close to our rice operations. These programs benefit 22,870 students. Cimientos is a non-profit organization that promotes equal educational opportunities for children and youth from low-income families in Argentina. In 2016 we started another program together with CONCIENCIA (a local NGO) in which we support our employees’ children to complete their education. This new program began in Salta near to Los Guayacanes, and 16 children participated. In 2017 we extended the program to the City of San Salvador, where 18 children participated and between the two establishments we reached a total of 34 children in the program.
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

Nutrition
In Argentina, we work in partnership with Conin Foundation, which fights malnourishment in children, focusing its actions in three main aspects: education, assistance and research. In 2017, we donated nearly 4,5 tons of powdered milk. We also work in partnership with the Argentine Food Bank Network, to whom we are currently donating approximately 10 tons of processed rice. This network operates in 17 cities and is a nonprofit distribution enterprise that serves the community by acquiring donated food and making it available to people who are hungry through a network of community agencies. These agencies include school feeding programs, food pantries, soup kitchens, hospices, substance abuse clinics, after-school programs and other nonprofit organizations. Additionally, we have been contributing food to Solidagro, an alliance between rural corporate institutions and civic organizations that seek to solve famine and malnutrition problems, since 2007. We are also collaborating with selected soup kitchen initiatives such as Caritas Christophersen, San Gregorio Foundation and Mercedes City Soup Kitchen.
Additionally, in 2017 we agreed on a new campaign together with a basketball club in the province of Corrientes, Argentina. The campaign was called “Festejá cada punto vale triple” (Celebrate, each point is worth triple). With this campaign for each point the basketball team scores during this season, Adecoagro will donate 3 kilos of rice to the Conin Foundation centers located within the province of Corrientes. In December 2017, we provided 7.6 tons of rice to these centers.

In Brazil, we support several local schools, kindergartens, homes for the elderly and APAEs (local associations to support seriously deficient in the community) with financial investment and training to improve social management. Because of these initiatives, ABRINQ Foundation as Child Friendly Company certified the Monte Alegre unit.

Internship Program
The purpose of our internship program is to promote the development of highly qualified professionals for the community by providing first-time work experience, good quality training and access to highly technology-oriented operations. We seek to facilitate interns’ future access to the job market while detecting potential key employees. The interns actively participate in the TAG training program, which includes monthly technical meetings, external training and farm tours. In order to accomplish these goals we promote institutional relationships with local and international universities and high schools. Over 331 interns have participated in our program during the last 15 years, of which 94 were subsequently incorporated into our teams.

Material Agreements
For a description of the material agreements relating to our indebtedness, please see “Item 5.-Operating and Financial Review and Prospects-B. Liquidity and Capital Resources-Indebtedness and Financial Instruments.”

Argentina
Consignment Contract with Establecimiento Las Marías
Our subsidiary, Pilaga S.A. entered into a consignment contract dated February 19, 2000, with Establecimiento Las Marias S.A.C.I.F.A. pursuant to which Las Marias was granted exclusive license to sell the products or imports of Pilagá S.A. in Argentina. For its services, Las Marias collects a commission of 9.56%, calculated over the gross amounts of the sales made by Las Marias on behalf of Pilagá S.A., net of commercial discounts, before VAT and any other applicable tax that is applied in any invoicing. The term of the agreement is one year from March 1, 2000, automatically renewable for additional one-year periods.

Brazil

Sugar Sale Agreement
On January 13, 2015, Adecoagro Vale do Ivinhema S.A. entered into a Sugar Sales Agreement with Louis Dreyfus Commodities Suisse S.A. pursuant to which Adecoagro Vale do Ivinhema S.A. a agreed to supply 100,000 metric tons of Brazilian VHP (very high polarization) during 2015/2016 harvest year. This amount of sugar was delivered from May to December 2015 in Paranaguá port. The price was fixed in reference to the NY#11 futures contract price.
On September 5, 2014, Adecoagro Vale do Ivinhema S.A. entered into a Sugar Sales Agreement with Alvean Sugar S.L. (vía Agroglobal S.A.), pursuant to which Adecoagro Vale do Ivinhema S.A. agreed to supply 70,000 metric tons of Brazilian VHP (very high polarization) during 2015/2016 harvest year. This amount of sugar was delivered from May to November 2015 in Paranaguá port. The price was fixed in reference to the NY#11 futures contract price .
On October 21, 2014, Adecoagro Vale do Ivinhema S.A. entered into a Sugar Sales Agreement with Bunge Agritrade S/A (vía Adecoagro Uruguay S.A., previously Agroglobal S.A.), pursuant to which Adecoagro Vale do Ivinhema S.A. agreed to supply 101,500 metric tons of Brazilian VHP (very high polarization) during 2015/2016 harvest year. This amount of sugar was delivered from June to December 2015 in Paranaguá port. The price was fixed in reference to the NY#11 futures contract price .

Electric Energy Agreements
In the beginning of 2009, UMA entered into a 10-year agreement for the sale of energy to CEMIG, under which UMA agreed to provide 9 MW of energy, approximately 46,215 MWh during the harvest period (May to November of each year) at a rate of R$166.69 per megawatt hour. The price of energy under the contract is adjusted annually according to inflation rate and tariff discounts.
Adecoagro Vale do Ivinhema S.A. entered into an agreement for the sale of energy to CCEE. This agreement is a result of a public auction by the Brazilian federal government in August 2008, carries a term of 15 years, and requires Adecoagro Vale do Ivinhema S.A. to supply CCEE with 87,600 MWh annually during the harvest periods each year (April to December), at a rate of R$157.15/MWh. The Price of energy under the contract is adjusted annually according to inflation.

In August 2010, Adecoagro Vale do Ivinhema S.A. participated in a public auction by the Brazilian federal government. As a result of this auction, Adecoagro Vale do Ivinhema S.A. entered into second 15-year agreement with CCEE starting in 2011, for the sale of 131,400 MWh per year at a rate of R$154.25/MWh.

Intellectual Property
As of February 2018, our corporate group owned 22 trademarks registered with the Argentine National Intellectual Property Institute, had 2 trademarks in the process of renovation and had 6 trademarks in the process of registration. Also, Adeco Brasil and UMA owned 16 trademarks registered with the Brazilian National Industrial Property Institute (“INPI”), and had submitted 10 trademark registration requests, all of which are currently being challenged by third parties or were initially denied by INPI. In addition, Adeco Agropecuaria Brasil S.A. had submitted one trademark for registration. Agroglobal S.A. (now Adecoagro Uruguay S.A.) has one trademark registered in Uruguay.
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

Legal and Administrative Proceedings
In the ordinary course of business, we are subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, social security, labor lawsuits and other matters. We accrue liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. See “Item 8. Financial Information-A. Consolidated Statements and Other Financial Information-Legal and Administrative Proceedings.”

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
As of February 25, 2011 the ONCCA was dissolved pursuant to Decree No. 192/2011. The faculties previously held by the ONCCA have been transferred to the Ministry of Agriculture and to a new entity incorporated (Unidad de Coordinacion y Evaluacion de Subsidios al Consumo Interno) by means of Decree No. 193/2011, intended exclusively for the protection and promotion of activities and granting subsidies. As a result, the Ministry of Agriculture is the enforcement authority of the decrees issued by the ONCCA and is in charge of monitoring the agricultural compliance with the commercialization regulations. Furthermore, the new entity integrated by Ministers and officials from the Ministry of Economy, Ministry Agriculture and Industry and the AFIP will be responsible for the administration, allocation and payment of subsidies for wheat, corn and soybean, and will be in charge of the registry for the export of cattle.
Under applicable regulations, all persons involved in the commercialization and manufacturing of grains and dairy products must be registered with the Register of Operators (Registro Unico de Operadores or "RUO"), which provides for registration of any individual or company involved in the trade and industrialization of agri-food products in the markets for grains, livestock and dairy products and their by-products and/or derivatives. This registration must be renewed each year. Grain producers must stock grains at facilities and must keep a record of the grain stock stored at such facilities. Failure to register with the RUO, or cancellation of such registration, will lead to requirements that the operator cease its operating activities and closure its facilities.
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
C.ORGANIZATIONAL STRUCTURE
Corporate Structure
We are a corporation organized under the laws of the Grand Duchy of Luxembourg under the form of a société anonyme. As of April 20, 2017, we held approximately 100% of the interests in Adecoagro LP S.C.S., a société en commandite simple organized under Luxemburg law with a de minimis remaining interest owned by Adecoagro GP S.à r.l, a société à responsibilitié limitée organized under Luxemburg law and our substantially wholly-owned subsidiary. Adecoagro LP S.C.S. is a holding company with operating subsidiaries owning farmland and facilities throughout Argentina, Brazil and Uruguay. For a diagram of our Organizational structure as of April 20, 2018, please see “Item 4. Information on the Company – A. History and Development of the Company – History.”
As of April 20, 2018, our principal shareholders were Al Gharrafa Investment Company, Stichting Pensioenfonds Zorg en Welzijn, Jennison Associates Bienville Capital Management LLC and EMS Capital LP. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

D.PROPERTY, PLANTS AND EQUIPMENT
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

The following table sets forth our average crop, rice and sugarcane yields per hectare for the periods indicated:

	2016/2017	2015/2016	2014/2015	% Change
	Harvest Year (1)	Harvest Year (1)	Harvest Year (1)	2016/2017 -2015/2016	2015/2016 -2014/2015
Corn (2)	5.4	5.8	5.9	(6.9)%	(1.7)%
Soybean	2.8	2.8	3.2	—%	(12.5)%
Soybean (second harvest)	2.5	2.4	2.5	4.2%	(4.0)%
Cotton lint	0.1	—	0.7	—%	N/A
Wheat (3)	3.0	2.5	2.3	20%	8.7%
Sunflower	1.9	1.6	1.8	18.8%	(11.1)%
Rice	5.9	5.9	5.1	—%	15.7%
Sugarcane (4)	85.1	98.2	93.0	(13.3)%	5.6%
(1) This column reflects the full harvest season.
(2) Includes sorghum, chia and peanut.
(3) Includes barley.
(4) Does not consider harvested area for planting activities.

(ii) Inflation
Argentina has faced and continues to face inflationary pressures. From 2011 to date, Argentina experienced increases in inflation as measured by the wholesale price index WPI that reflected the continued growth in the levels of private consumption and economic activity (including exports and public and private sector investment), which applied upward pressure on the demand for goods and services.
During periods of high inflation, effective wages and salaries tend to fall and consumers tend to accelerate their consumption patterns and also eliminate unnecessary expenses. The increase in inflationary risk may erode macroeconomic growth and further limit the availability of financing, causing a negative impact on our operations.
However, the government expects to reduce the current level of inflation promoting monetary stability and introducing a program for the systematic and sustainable lowering of inflation. WPI from last year decreased from 35% to 19%. Inflation may also have a negative impact on our expenses. Although commercial initiatives such as price increases for the services that we provide may be undertaken to counter inflation, we cannot provide any assurances that increased costs as a result of inflation will be offset.

(iii) Effects of Fluctuations in Production Costs
We experience fluctuations in our production costs due to the fluctuation in the costs of (i) fertilizers, (ii) agrochemicals, (iii) seeds, (iv) fuel, (v) farm leases and (vi) labor. The use of advanced technology, however, allows us to increase our efficiency, in large part mitigating the fluctuations in production costs. Some examples of how the implementation of production technology has allowed us to increase our efficiency and reduce our costs include the use of no-till technology (also known as “direct sowing”, which involves farming without the use of tillage, leaving plant residues on the soil to form a protective cover which positively impacts costs, yields and the soil), crop rotation, second harvest in one year, integrated pest management, and balanced fertilization techniques to increase the productive efficiency in our farmland. Increased mechanization of harvesting and planting operations in our sugarcane plantations and utilization of modern, high pressure boilers in our sugar and ethanol mills has also yielded higher rates of energy production per ton of sugarcane milled.

(iv) Effects of Fluctuations in Commodities Prices
Commodity prices have historically experienced substantial fluctuation. For example, between January 1, 2017 and December 31, 2017, sugar prices decreased by 22.3%, according to Intercontinental Exchange of New York (“ICE-NY”) data, and ethanol prices decreased by 5.1%, according to Escola Superior de Agricultura “Luiz de Queiroz” (“ESALQ”) data. Also, based on Chicago Board of Trade (“CBOT”) data, from January 1, 2017 and December 31, 2017, soybean prices decreased 4.5% and corn prices decreased by 0.4%. Commodity price fluctuations impact our statement of income as follows:

•	Initial recognition and changes in the fair value of biological assets and agricultural produce in respect of unharvested biological assets undergoing biological transformation;

•	Changes in net realizable value of agricultural produce for inventory carried at its net realizable value; and

•	Sales of manufactured products and agricultural produce to third parties.

The following graphs show the spot market price of some of our products for the periods indicated:

(iv) Fiscal Year and Harvest Year
Our fiscal year begins on January 1 and ends on December 31 of each year. However, our production is based on the harvest year for each of our crops and rice. A harvest year varies according to the crop or rice plant and to the climate in which it is grown. Due to the geographic diversity of our farms, the planting period for a given crop or rice may start earlier on one farm than on another, causing differences for their respective harvesting periods. The presentation of production volume (tons) and production area (hectares) in this report in respect of the harvest years for each of our crops and rice starts with the first day of the planting period at the first farm to start planting in that harvest year to the last day of the harvesting period of the crop or rice planting on the last farm to finish harvesting that harvest year.

On the other hand, production volumes for dairy and production volume and production area for sugar, ethanol and energy business are presented on a fiscal year basis.
The financial results in respect of all of our products are presented on a fiscal year basis.

(v) Effects of Fluctuations of the Production Area
Our results of operations also depend on the size of the production area. The size of our own and leased area devoted to crop, rice and sugarcane production fluctuates from period to period in connection with the purchase and development of new farmland, the sale of developed farmland, the lease of new farmland and the termination of existing farmland lease agreements. Lease agreements are usually settled following the harvest season, from July to September for crops and rice, and from May to April for sugarcane. The length of the lease agreements are usually one year for crops, one to five years for rice and five to six years for sugarcane. Regarding crops, the production area can be planted and harvested one or two times per year. As an example, wheat can be planted in July and harvested in December. Right after its harvest, soybean can be planted in the same area and harvested in April. As a result, planted and harvested area can exceed the production area during one year. The production area for sugarcane can exceed the harvested area in one year. Grown sugarcane can be left in the fields and then harvested the following year.

The following table sets forth the production area for the periods indicated:

	Year ended December 31,
	2017	2016	2015	Chg (%) 2017-2016	Chg (%) 2016-2015
		Hectares
Crops (1)	145,409	140,080	148,899	3.8%	(5.9)%
Rice	39,728	37,580	35,328	5.7%	6.4%
Sugar, Ethanol and Energy	137,697	134,591	129,299	6.7%	4.1%
(1) Does not include second crop and forage area.

The increase in crop and rice production area in 2017 compared to 2016, was mainly driven by the transformation of underdeveloped hectares and an increase in leased hectares due to higher margins. The increase in sugar, ethanol and energy production area in 2017 is explained by an increase in leased hectares that provide sufficient cane supply for the entire year.

(vi) Effect of Acquisitions and Dispositions
The comparability of our results of operations is also affected by the completion of significant acquisitions and dispositions. Our results of operations for earlier periods that do not include a recently completed acquisition or do include farming operations subsequently disposed of may not be comparable to the results of a more recent period that reflects the results of such acquisition or disposition. During the fiscal year ended December 31, 2017 and 2016, there were no significant acquisitions or dispositions.

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

(viii) Effects of Export Taxes on Our Products
Following the economic and financial crisis experienced by Argentina in 2002, the Argentine government increased export taxes on agricultural products. As of today, the only product that remains subject to export taxes is soybean and its derivatives. Soybean was subject to an export tax of 35.0% between 2002 and December 2015, when it was reduced to 30.0%. The government recently announced that beginning in January 2018 the export tax on soybean will be gradually reduced by 0.5% per month until the export tax rate reaches 18.0%.
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
As of December 31, 2017, the Peso-U.S. dollar exchange rate was Ars..18.62 per U.S. dollar as compared to Ars.15.88 per U.S. dollar as of December 31, 2016. As of December 31, 2017, the Real-U.S. dollar exchange rate was R$3.31 per U.S. dollar as compared to R$3.26 per U.S. dollar as of December 31, 2016. As of December 31, 2017, the Peso Uruguayo -U.S dollar exchange was Uru. 28.33 per U.S dollar as compared to Uru. 27.52 per U.S dollar as of December 31, 2016.

The following graph shows the Argentine Peso-U.S. dollar rate and the Real-U.S. dollar rate of exchange for the periods indicated:
Our principal foreign currency fluctuation risk involves changes in the value of the Brazilian Reais relative to the U.S. dollar. Periodically, we evaluate our exposure and consider opportunities to mitigate the effects of currency fluctuations by entering into currency forward contracts and other hedging instruments.

(x) Seasonality

Our business activities are inherently seasonal. We generally harvest and sell corn, soybean, rice and sunflower between February and August, and wheat from December to January. With the implementation of “continuous harvest”, sugarcane production is more stable during the year; however, the typical harvesting period in Brazil begins between April and May and ends between November and December. Sales of ethanol are generally concentrated during off-season to capture higher seasonal prices. Sales in other business segments, such as in our Dairy segment, tend to be more stable. However, milk sales are generally higher during the fourth quarter, when weather conditions are more favorable for production. As a result of the above factors, there may be significant variations in our results of operations from one quarter to another, since planting activities may be more concentrated in one quarter whereas harvesting activities may be more concentrated in another quarter. In addition, our quarterly results may vary as a result of the effects of fluctuations in commodity prices and production yields and costs related to the “Initial recognition and changes in fair value of biological assets and agricultural produce” line item. See “—Critical Accounting Policies and Estimates-Biological Assets and Agricultural Produce.”

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
Our business model also includes the identification, acquisition, development and selective disposition of farmlands or other rural properties that after implementing agricultural best practices and increasing crop yields we believe have the potential to appreciate in terms of their market value. As a part of this strategy, we purchase and sell farms and other rural properties from time to time. Please see also “Item 3. Risk Factors-Risks Related to Argentina-Argentine law concerning foreign ownership of rural properties may adversely affect our results of operations and future investments in rural properties in Argentina” and “Item 3. Risk Factors-Risks Related to Brazil-Recent changes in Brazilian rules concerning foreign investment in rural properties may adversely affect our investments.”
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

(xii) Capital Expenditures and Other Investments
Our capital expenditures during the last three years consisted mainly of expenses related to (i) acquiring land, (ii) transforming and increasing the productivity of our land, (iii) planting sugarcane and (iv) expanding and upgrading our production facilities. Capital expenditures (including both maintenance and expansion) totaled $149.8 million for the period ended December 31, 2015; $133.2 million for the period ended December 31, 2016 and $199.6 million for the period ended December 31, 2017. The increase in 2017 compared to 2016 is primarily due to: (a) the renewal and expansion of our sugarcane plantation and the purchase of agricultural and industrial equipment, mainly related to the expansion of the nominal crushing capacity in Angélica from 4.7 million tons per year to 5.6 million tons per year; and (b) the construction of our bio-digester, this facility generates electricity by burning biogas extracted from the effluents produced by our seven thousand milking cows. See also “Capital Expenditure Commitments.”

(xiii) Effects of Corporate Taxes on Our Income
We are subject to a variety of taxes on our results of operations. The following table shows the applicable income tax rates in effect for 2017:

Tax Rate (%)
Argentina(1)	25
Brazil(2)	34
Uruguay	25
Spain	25
Luxembourg	26
________________________________________________________________________________________________

(1)
During 2017, the Argentine Goverment introduced changes in the income tax. The income tax rate will be reduced to 30% for the years 2018 and 2019, and to 25% from 2020 onwards. A new tax on dividends is created with a rate of 7% for the years 2018 and 2019, and 13% from 2020 onwards.

(2)	Including the Social Contribution on Net Profit (CSLL).

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

The Company’s critical accounting policies and estimates are consistent with those described in Note 33 to our Audited Consolidated Financial Statements.

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
We account for agricultural produce after harvest as inventory, as further described below.

The following table sets forth the way in which we value biological assets and agricultural produce for each of our principal products:

Biological Asset
	No significant biological growth	Significant biological growth	Agricultural Produce	Manufactured Product

Crops	Crop from planting to approximately 60 days following planting	Crop, from approximately 60 days after planting up to the moment of harvest (total period of approximately 3 to 5 months).	Harvested crop (soybean, corn, wheat, etc.)	N/A

Rice	Rice plant from planting to approximately 60 days following planting	Rice plant, from approximately 60 days after planting up to the moment of harvest (total period of approximately 3 to 4 months).	Harvested rough rice	Processed rice (white rice) and rice snacks

Dairy	Dairy cow is considered a biological asset from birth/purchase to death or sale.		Fluid milk	N/A

Cattle	Beef cattle are considered a biological asset from birth/purchase to death or sale.		N/A	N/A

Sugar, ethanol and energy	The produce derived from the sugarcane from planting or after harvest up to approximately 30 days following planting	The produce derived from the sugarcane, from approximately 30 days after planting until harvest (total period of 10 to 14 months)	Sugarcane	Sugar, ethanol and energy

Valuation Criteria	Cost, which approximates fair value less accumulated impairment losses, if any. For dairy and cattle, fair value less estimated cost to sell.	Fair value (using discounted cash flow valuation) less cost to sell.	Net realizable value, except for rough rice and milk which are valued at cost.	Cost
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
The DCF method requires the following significant inputs to project revenues and costs:

Production cycles;
Production area in hectares;
Estimated crop and rice yields;
Estimated sucrose content (Total Recoverable Sugar or TRS) for sugarcane;
Estimated costs of harvesting and other costs to be incurred until the crops and rice reach maturity (mainly costs of pesticides, herbicides and spraying);
Estimated transportation costs;
Market prices; and
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
As of December 31, 2017, the impact of a 5% increase (decrease) in estimated yields, with all other variables held constant, would result in an increase (decrease) in the fair value of our plantations less cost to sell of $9.0 million ( for 2016 the fair value was $9.5 million) for sugarcane. As of December 31, 2017, the impact of a 20% increase (decrease) in estimated yields, with all other variables held constant, would result in an increase (decrease) in the fair value of our plantations less cost to sell of $2.7 million (for 2016 this fair value was $2.3 million) for crops and $8.2 million (2016: $6.6 million) for rice.
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
The valuation models and their assumptions are reviewed annually, or quarterly if warranted, and, if necessary, adjusted. During the years ended December 31, 2015, 2016 and 2017, we made no changes to the models.
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
The sale of agricultural produce is revenue as defined in IAS 18. However, IAS 41 does not provide guidance on the presentation of revenues and costs arising from the selling of biological assets and agricultural produce. Due to the lack of guidance in IAS 41 and based on IAS 1, “Presentation of financial statements,” we present, as a matter of accounting policy, our sales of biological assets and agricultural produce and their respective costs within the lines items “Sales of goods and services rendered” and “Cost of goods and services rendered.” See Notes 4 and 5 to our Consolidated Financial Statements for a breakdown of sales and costs for goods sold and services rendered. The sale of agricultural produce and biological assets represents the consideration received or receivable for the sale to third parties based generally on the applicable quoted market prices of the respective produce or biological asset in the relevant markets at the point of sale. At the point of sale, our agricultural produce is measured at net realizable value, which reflects the sale price less the direct cost to sell, and our biological assets are measured at fair value less cost to sell, in each case, using the applicable quoted market prices in the relevant markets.
Based on the foregoing, the profit of our agricultural produce is recognized under the line ítems “Initial recognition and changes in fair value of biological assets and agricultural produce” and “Changes in net realizable value of agricultural produce after harvest.”  When the agricultural produce is sold to third parties we do not record any additional profit as the gain or loss had already been recognized.
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

•The Company’s ‘Farming’ business is comprised of four reportable segments:

•
The Company’s ‘Crops’ segment consists of planting, harvesting and sale of grains, oilseeds and fibers (including wheat, corn, soybeans, cotton and sunflowers, among others), and to a lesser extent the provision of grain warehousing/conditioning, handling and drying services to third parties and the purchase and sale of crops produced by third parties. Each underlying crop in this segment does not represent a separate operating segment. Management seeks to maximize the use of the land through the cultivation of one or more type of crops. Types and surface amount of crops cultivated may vary from harvest year to harvest year depending on several factors, some of them out of the Group´s control. Management is focused on the long-term performance of the productive land, and to that extent, the performance is assessed considering the aggregated combination, if any, of crops planted in the land. A single manager is responsible for the management of operating activity of all crops rather than for each individual crop.

•	The Company’s ‘Rice’ segment consists of planting, harvesting, processing and marketing of rice;

•	The Company’s ‘Dairy’ segment consists of the production and sale of milk;

•
The Company’s ‘All other segments’ segment consists of the aggregation of the remaining non-reportable operating segments, which do not meet the quantitative thresholds for disclosure and for which the Group’s management does not consider them to be of continuing significance, namely, Coffee and Cattle.

•The Company’s ‘Sugar, Ethanol and Energy’ segment consists of cultivating sugarcane which is processed in owned sugar mills, transformed into ethanol, sugar and electricity and marketed;

•The Company’s ‘Land Transformation’ segment comprises the (i) identification and acquisition of underdeveloped and undermanaged farmland businesses; and (ii) realization of value through the strategic disposition of assets (generating profits).

•The Company’s ‘Corporate’ segment comprises certain other activities of a holding function nature not allocable to the segments
The following table presents selected historical financial and operating data solely for the periods indicated below as it is used for our discussion of results of operations.

	Year ended December 31,
	2017	2016	2015	Chg (%) 2017-2016	Chg (%) 2016-2015
Sales	( In thousands of $)
Farming Business	322,561	272,543	273,692	18.4%	(0.4)%
Crops	197,222	142,124	154,741	38.8%	(8.2)%
Soybean(1)	85,527	63,797	77,432	34.1%	(17.6)%
Corn (2)	86,238	48,502	41,924	77.8%	15.7%
Wheat (3)	16,723	18,191	16,750	(8.1)%	8.6%
Sunflower	3,163	7,275	12,659	(56.5)%	(42.5)%
Cotton Lint	420	1,434	3,317	(70.7)%	(56.8)%
Other crops(4)	5,151	2,925	2,659	76.1%	10%
Rice(5)	86,479	96,562	84,668	(10.4)%	14%
Dairy	37,522	32,897	32,981	14.1%	(0.3)%
All other segments (6)	1,338	960	1,302	39.4%	(26.3)%
Sugar, Ethanol and Energy Business	610,617	596,692	400,622	2.3%	48.9%
Sugar	305,688	330,895	177,801	(7.6)%	86.1%
Ethanol	241,650	211,451	176,150	14.3%	20%
Energy	62,218	53,995	46,671	15.2%	15.7%
Other (7)	1,061	351	—	202.3%	100%
Total	933,178	869,235	674,314	7.4%	28.9%
Land Transformation (8)	—	—	23,980	100%	(100)%

	2017/2018	2016/2017	2015/2016	2014/2015
	Harvest	Harvest	Harvest	Harvest	Chg (%) 2016/2017-2015/2016	Chg (%) 2015/2016-2014/2015
Production	Year (9)	Year (9)	Year (9)	Year (9)
Farming Business
Crops (tons)(9)	71,644	602,836	583,639	627,385	3.3%	(7)%
Soybean (tons )	N/A	205,912	237,681	285,914	(13.4)%	(16.9)%
Corn (tons) (2)	N/A	271,276	248,269	232,763	9.3%	6.7%
Wheat (tons) (3)	71,644	115,338	82,167	84,609	40.4%	(2.9)%
Sunflower (tons )	N/A	10,112	15,521	21,762	(34.8)%	(28.7)%
Cotton Lint (tons)	N/A	198	—	2,336	N/A	N/A
Rice(10) (tons )	N/A	234,818	220,758	180,149	6.4%	22.5%

	Year ended December 31,
	2017	2016	2015	Chg (%) 2017-2016	Chg (%) 2016-2015
Processed rice(12) (tons)	241,574	229,905	176,456	5.1%	30.3%
Dairy(13) (thousand liters)	93,168	92,395	88,556	0.8%	4.3%
Sugar, Ethanol and Energy Business
Sugar (tons)	567,068	701,060	464,929	(19.1)%	50.8%
Ethanol (cubic meters)	434,015	422,395	361,001	2.8%	17%
Energy (MWh)	712,425	751,037	553,090	(5.1)%	35.8%
Land Transformation Business (hectares traded)	—	—	10,905	0.0%	0.0%

	2017/2018	2016/2017	2015/2016	2014/2015	Chg (%) 2016/2017-2015/2016	Chg (%) 2015/2016-2014/2015
	Harvest	Harvest	Harvest	Harvest
Planted Area	Year (14)	Year	Year	Year
		(Hectares)
Farming Business(15)
Crops	203,165	190,325	178,491	193,683	6.6%	(7.8)%
Soybean	89,917	84,434	88,377	96,476	(4.5)%	(8.4)%
Corn (2)	64,726	54,653	42,657	40,044	28.1%	6.5%
Wheat (3)	36,533	38,009	32,396	37,020	17.3%	(12.5)%
Sunflower	2,863	5,413	9,547	12,314	(43.3)%	(22.5)%
Cotton	3,132	2,640	—	3,160	N/A	N/A
Forage	5,994	5,177	5,514	4,669	(6.1)%	18.1%
Rice	40,279	39,728	37,580	35,328	5.7%	6.4%
Total Planted Area	243,444	230,053	216,071	229,011	6.5%	(5.7)%
Second Harvest Area	41,718	39,739	32,896	40,115	20.8%	(18.0)%
Leased Area	74,578	64,245	57,595	60,056	11.5%	(4.1)%
Owned Croppable Area (16)	121,154	120,893	120,065	124,172	0.7%	(3.3)%

	Year ended December 31,
	2017	2016	2015	Chg (%) 2017 - 2016	Chg (%) 2016 - 2015
Sugar, Ethanol and Energy Business
Sugarcane plantation	143,617	134,591	129,299	6.7%	4.1%
Owned land	9,145	9,145	9,145	—%	—%
Leased land	134,472	125,446	120,154	7.2%	4.4%

(1)	Includes soybean, soybean oil and soybean meal.

(2)	Includes sorghum, chia and peanuts.

(3)	Includes barley.

(4)	Includes seeds and farming services.

(5)	Sales of processed rice including rough rice purchased from third parties and processed in our own facilities, rice seeds and services.

(6)
All other segments include our cattle business which primarily consists of leasing land to a third party based on the price of beef. See “Item 4. Information on the Company-B. Business Overview-Cattle Business.” in our Form 20-F.

(7) Includes operating leases and other services.
(8) Represents capital gains from the sale of land.
(9) The table reflects the production in respect of harvest years as of December 31.

(10)	Crop production does not include tons of forage produced.

(11)
Expressed in tons of rough rice produced on owned and leased farms. The rough rice we produce, along with additional rough rice we purchase from third parties, is ultimately processed and constitutes the product sold in respect of the rice business.

(12)	Includes rough rice purchased from third parties and processed in our own facilities. Expressed in tons of rough rice (1 ton of processed rice is approximately equivalent to 1.6 tons of rough rice).

(13)	Raw milk produced at our dairy farms.
(14) Represents the planting plan for 2017/2018 campaign. As of December 31, 2017, 84.0% of the planting plan is seeded.

(15)	Includes hectares planted in the second harvest.

(16)	Does not include potential croppable areas being evaluated for transformation and does not include forage area.

Year ended December 31, 2017 as compared to year ended December 31, 2016
The following table sets forth certain financial information with respect to our consolidated results of operations for the years indicated.

	2017	2016	Chg (%) 2017-2016
	(In thousands of $)
Sales of goods and services rendered	933,178	869,235	7.4%
Cost of goods sold and services rendered	(766,727)	(678,581)	13.0%
Initial recognition and Changes in fair value of biological assets and agricultural produce	63,220	125,456	(49.6)%
Changes in net realizable value of agricultural produce after harvest	8,852	(5,841)	251.5%
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	238,523	310,269	(23.1)%
General and administrative expenses	(57,299)	(50,750)	(12.9)%
Selling expenses	(95,399)	(80,673)	(18.3)%
Other operating income, net	39,461	(8,297)	575.6%
Profit from Operations Before Financing and Taxation	125,286	170,549	(26.5)%
Finance income	11,744	7,957	47.6%
Finance costs	(131,349)	(165,380)	20.6%
Financial results, net	(119,605)	(157,423)	24.0%
Profit Before Income Tax	5,681	13,126	(56.7)%
Income tax (Benefit) / Expense	6,068	(9,387)	164.6%
Profit for the Year	11,749	3,739	214.2%

Sales of Goods and Services Rendered

Year ended December 31,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2017	197,222	86,478	37,523	1,336	610,619	933,178
2016	142,124	96,562	32,897	960	596,692	869,235
Sales of manufactured products and services rendered increased 7.4%, from $869.2 million in 2016 to $933.2 million in 2017, primarily as a result of:

•
a $55.1 million increase in our Crops segment mainly driven by: (i) a 101.9% increase in the volume of corn sold, from 294.7 thousand tons in 2016 to 595.1 thousand tons in 2017; (ii) a 15.9% increase in the volume of soybean sold, from 243.8 thousand tons in 2016 to 282.5 thousand tons in 2017; and (iii) a 7.4% increase in soybean prices, from $261.7 per ton in 2016 to $281.1 per ton in 2017. The increase in the volume of corn sold was mainly driven by higher sales of commercialized corn from third parties profiting from arbitrage opportunities, from 59.8 thousand in 2016 to 337.5 thousand tons in 2017. The increase in the volume of soybean sold was mainly due to: (a) higher sales of commercialization of third parties soybean, from 0.8 thousand tons in 2016 to 22.8 thousand tons in 2017; and (b) a 4.2% increase in yields for soybean second harvest, from 2.4 tons/hectare in 2016 to 2.5 tons/hectare in 2017. This increase is partially offset by a 20.1% decrease in the volume of wheat sold, from 129.6 thousand tons in 2016 to 103.6 thousand tons in 2017; mainly due to a 37.9% decrease in wheat production, from 115.3 thousands in 2016 to 71.6 thousands in 2017, caused by unfavorable weather conditions during 2017.

The following table sets forth the breakdown of sales for the years indicated.

	Year ended December 31,			Year ended December 31,			Year ended December 31,
	2017	2016	% Chg	2017	2016	% Chg	2017	2016	% Chg
	(In millions of $)			(In thousands of tons)			(In $ per ton)
Soybean	79.4	63.8	24.5%	282.5	243.8	15.9%	281.1	261.7	7.4%
Corn (1)	86.2	48.5	77.7%	595.1	294.7	101.9%	144.9	164.6	(12.0)%
Wheat (2)	16.7	18.2	(8.2)%	103.6	129.6	(20.1)%	161.5	140.4	15.0%
Others	14.8	11.6	27.6%
Total	197.2	142.1	38.8%

(1)	Includes sorghum, pop corn and peanut.

(2)	Includes barley

•
a $13.9 million increase in our Sugar, Ethanol and Energy segment, mainly due to: (i) a 2.9% increase in the price of ethanol, from $534.1 per cubic meter in 2016 to $549.6 per cubic meter in 2017; (ii) a 37.7% increase in the price of energy, from $52.5 per MWh in 2016 to $72.3 in 2017; and (iii) a 2.3% increase in the volume of sugar and ethanol sold, measured in TRS (Total Recoverable Sugar), from 1.57 million tons in 2016 to 1.60 million tons in 2017. The increase in volume of sugar and ethanol sold was due to an inventories sell-off, of 36.4 thousand tons measured in TRS in 2017 compared to an inventories build-up of 76.1 thousand tons measured in TRS in 2016; partially offset by above average rains during the last quarter of 2017, that generated a 7.9% decrease in the sugarcane milled, from 11.1 million tons in 2016 to 10.2 million tons in 2017, which caused disruptions in harvesting operations. The unfavourable weather during 2017 was partially mitigated by improvements in operational efficiency, with a 3.5% increase in daily milling, from 45.1 thousand tons milled per day to 46.6 thousand tons milled per day. The increase in the volume of sugar and ethanol sold, was partially offset by: (a) a 3.5% decrease in the price of sugar, from $385.1 per ton in 2016 to $371.6 per ton in 2017; and (b)16.3% decrease in the volume of energy sold, from 1.0 million MWh in 2016 to 0.9 million MWh in 2017, caused by the decrease in sugarcane milled.

The following figure sets forth the variables that determine our Sugar and Ethanol sales:

(1)
On average, one metric ton of sugarcane contains 140 kilograms of TRS. While a mill can produce either sugar or ethanol, the TRS input requirements differ between these two products. On average, 1.045 kilograms of TRS equivalent are required to produce 1.0 kilogram of sugar, while the amount of TRS required to produce 1 liter of ethanol is 1.691 kilograms

The following figure sets forth the variables that determine our Energy sales:
The following table sets forth the breakdown of sales of manufactured products for the years indicated.

	Year ended December 31,			Year ended December 31,			Year ended December 31,
	2017	2016	Chg %	2017	2016	Chg %	2017	2016	Chg %
	(in millions of $)			(in thousand units)			(in dollars per unit)
Ethanol (M3)	241.7	211.5	14.3%	439.7	395.9	11.1%	549.6	534.1	2.9%
Sugar (tons)	305.7	330.9	(7.6)%	822.6	859.3	(4.3)%	371.6	385.1	(3.5)%
Energy (MWh)	62.2	54.0	15.2%	860.8	1,028.3	(16.3)%	72.3	52.5	37.7%
Others	1.1	0.4	175.0%
TOTAL	610.6	596.7	2.3%

•
a $4.6 million increase in our Dairy segment mainly caused by: (i) a 25.0% increase in fluid milk prices from $0.28 per liter in 2016 to $0.35 per liter in 2017 due to unfavorable weather conditions in Argentina that negatively impacted national production; and (ii) a 6.2% increase in the amount of liters of fluid milk sold, from 87.0 million liters in 2016 to 92.3 million liters in 2017. The increase in the amount of volume sold is attributable to a 1.3% increase in the size of the milking cow herd from an average of 6,880 heads in 2016 to an average of 6,967 heads in 2017. The herd is growing as a result of reducing heifer and cow sales with the objective of supplying cows to the new freestalls (i.e. number 3 and 4) which will start producing during the second half of 2018. In our free-stall production system, cows are confined in barns where they are protected from harsh weather conditions, and as a result, our productivity was not affected by the unfavorable weather conditions.

This was partially offset by:

•
a $10.1 million decrease in our Rice segment, mainly due to a 10.5% decrease in the volume of white rice sold measured in tons of rough rice, from 278.2 thousand tons in 2016 to 248.9 thousand tons in 2017. The decrease in the volume of white rice sold is explained by an inventories build-up of 30.5 thousand tons in 2017 compared to an inventories sell-off of 25.8 thousand tons in 2016, this is due to a commercial strategy to postpone white rice sales to the first half of 2018 in order to capture higher prices and enhance margins. The decrease in the segment was partially offset by a 1.5% increase in the price of white rice sold measured in rough rice, from $271.1 per ton in 2016 to $275.1 per ton in 2017.

The profit of our agricultural produce is recognized under the line ítems “Initial recognition and changes in fair value of biological assets and agricultural produce” and “Changes in net realizable value of agricultural produce after harvest”. When the agricultural produce is sold to third parties, we do not record any additional profit or loss as the gain or loss has already been recognized.
The profit of our manufactured products is recognized when they are sold. The cost of manufactured products includes, among others, the cost of agricultural produce transferred internally at fair market value (i.e. harvested sugarcane, rough rice, fluid milk, etc).

Cost of Goods Sold and Services Rendered

Year ended December 31,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2017	(196,302)	(71,087)	(36,979)	(853)	(461,506)	(766,727)
2016	(141,731)	(83,574)	(32,571)	(212)	(420,493)	(678,581)
In the case of our agricultural produce sold to third parties (i.e. soybean, corn, wheat and fluid milk), the value of Cost of Goods and Services Rendered is equal to the value of Sales and Services Rendered. The profit of these products is fully recognized under the line items “Initial recognition and changes in fair value of biological assets and agricultural produce” and “Changes in net realizable value of agricultural produce after harvest.” When the agricultural produce is sold to third parties, we do not record any additional profit or loss as the gain or loss has already been recognized.
In the case of our manufactured products sold to third parties (i.e. sugar, ethanol, energy and white rice), the profit is recognized when they are sold. The Cost of Goods and Services Rendered of these products includes, among others, the cost of the agricultural produce (i.e. harvested sugarcane and rough rice), which is the raw material used in the industrial process and is transferred internally from the farm to the industry at fair market value.
Cost of goods sold and services rendered increased 13.0%, from $678.6 million in 2016 to $766.7 million in 2017. This increase was primarily due to:

•
$41.0 million increase in our Sugar, Ethanol and Energy segment, mainly due to: (i) the 2.3% increase in the volume of sugar and ethanol sold measured in TRS and a 7.3% higher unitary cost in dollar terms. Higher unitary cost are due to: (a) a 13.3% decrease in sugarcane yields, from 98.2 tons per hectare in 2016 to 85.1 tons per hectare in 2017; (b) the elimination of the PIS COFINS tax rebate on ethanol sales during 2017, which negatively affected our industrial costs, coupled with a 8.3% increase in the amount of tax to be paid per cubic meter of ethanol sold ; and (c) a more appreciated Brazilian Real during 2017, which increases costs in dollar terms.

Partially offset by:

•
a $12.5 million decrease in our Rice segment, mainly due to the 10.5% decrease in volume sold; which was partially offset by a 4.9% decrease in the unitary cost in dollar terms due to efficiencies gained during 2017

Initial Recognition and Changes in Fair Value of Biological Assets and Agricultural Produce

Year ended December 31,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2017	17,158	10,236	11,769	267	23,790	63,220
2016	48,790	10,498	5,476	(13)	60,705	125,456

Initial recognition and changes in fair value of biological assets and agricultural produce decreased 49.6%, from $125.5 million in 2016 to $63.2 million in 2017. The decrease was mainly due to:

•
A $36.9 million decrease in our Sugar, Ethanol and Energy segment from $60.7 million in 2016 (of which $2.9 million were unrealized) to $23.8 million in 2017 (of which $0.3 million were unrealized). This decrease was mainly due to:

–
a $39.5 million decrease in the recognition at fair value less cost to sell of harvested sugarcane at the point of harvest, from $60.4 million in 2016 to $20.9 million in 2017 due to: (i) a 3.5% decrease in sugar prices; and (ii) a 13.3% decrease in sugarcane yields, from 98.2 tons per hectare in 2016 to 85.1 tons per hectare in 2017, due to above than average yields achieved in 2016 as a result of favorable weather conditions.

–
a $2.6 million increase in the recognition at fair value less cost to sell of non-harvested sugarcane, from $0.3 million in 2016 to $2.9 million in the same period in 2017, mainly generated by: (i) 6.7% increase in the sugarcane plantation area, from 134.6 thousand hectares in 2016 to 143.6 thousand hectares in 2017, as a result of our plan to increase milling in the cluster by 30%; and (ii) the decrease in milling during the fourth quarter of 2017 which resulted in a higher volume of unharvested sugarcane to be crushed during 2018.

•
a $31.6 million decrease in our Crops segment from $48.8 million in 2016 (of which $4.4 million were unrealized) to $17.2 million in 2017 (of which $5.8 million were unrealized). This decrease is primarily due to a decrease of $32.9 million in the recognition at fair value less cost to sell of crops at the point of harvest, from $48.1 million in 2016 to $15.2 million in 2017, mainly due to: (i) lower commodities prices, mainly corn, at the moment of harvesting; and (ii) higher production costs due to the appreciation of the Argentine Peso in real terms.

These decreases were partially offset by:

•
a $6.3 million increase in our Dairy segment, mainly due to the increase in the recognition at fair value less cost to sell of fluid milk, from $5.5 million in 2016 (of which $1.3 million were unrealized) to $11.8 million in 2017 (of which $1.5 million were unrealized), mainly due to the 26.2% increase in fluid milk prices.

Changes in Net Realizable Value of Agricultural Produce after Harvest

Year ended December 31,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2017	8,852	—	—	—	—	8,852
2016	(5,841)	—	—	—	—	(5,841)

Changes in net realizable value of agricultural produce after harvest is mainly composed by: (i) profit or loss from commodity price fluctuations during the period of time the agricultural produce is in inventory, which impacts its fair value; (ii) profit or loss from the valuation of forward contracts related to agricultural produce in inventory; and (iii) profit from direct exports. Changes in net realizable value of agricultural produce after harvest increased from a loss of $5.8 million in 2016 to a gain of $8.9 million in 2017. This increase is mainly explained by the increase in local soybean prices that impacted positively in the valuation of our inventory, while during 2016 our soybean inventories suffered a negative impact, as soybean prices increased above our forward contracts.
General and Administrative Expenses

Year ended December 31,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
2017	(2,981)	(4,699)	(1,058)	(174)	(26,806)	(21,581)	(57,299)
2016	(2,770)	(3,373)	(983)	(290)	(22,648)	(20,686)	(50,750)
Our general and administrative expenses increased 12.9%, from $50.8 million in 2016 to $57.3 million in 2017. The increase is mainly explained by the annual average appreciation of the Brazilian Real.
Selling Expenses

Year ended December 31,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
2017	(7,501)	(13,324)	(711)	(156)	(73,664)	(43)	(95,399)
2016	(5,692)	(11,583)	(752)	(49)	(62,518)	(79)	(80,673)
Selling expenses increased 18.3%, from $80.7 million in 2016 to $95.4 million in 2017, mainly explained by the increase ethanol sales coupled with the appreciation of the Brazilian Real.
Other Operating Income, Net

Year ended December 31,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
2017	7,719	724	662	(23)	30,419	(40)	39,461
2016	(8,787)	402	686	8,497	(8,903)	(192)	(8,297)
Other operating income increased from a $8.3 million loss in 2016 to a $39.5 million gain in 2017, primarily due to:

•	a $39.3 million increase in our Sugar, Ethanol & Energy segment mainly explained by the mark-to-market effect of our sugar hedge positions;

•	a $16.5 million increase in our Crops segment due to the mark-to-market effect of our soybean and corn hedge positions.
Partially offset by:

•	a $8.5 million decrease in our All other segments due to the gain proceeding from an arbitration proceeding against Marfrig Argentina claiming unpaid invoices in 2016.
Other operating income, net of our Rice, Dairy, Land Transformation and Corporate segments remained essentially unchanged.

Financial Results, Net

Our financial results, net improved from a loss of $157.4 million in 2016 to a loss of $119.6 million in 2017. This was mainly due to the $20.8 million loss that was reclassified from Equity to the “Financial Result, net” line item 2017, in comparison with the $85.2 million loss that was reclassified in 2016, as a substantial portion of our debt matured in 2016 (see “Hedge Accounting-Cash Flow Hedge” described on Note 2 to our Consolidated Financial Statements). This was partially offset by: (i) an increase in our FX losses, from a loss of $19.0 million in 2016 to a loss of $ 38.7 million in 2017, due to the 17% and 6% depreciation of the Argentine Peso and the Brazilian Real, respectively in 2017, compared to the 14% depreciation of the Argentine Peso and the 19% appreciation of the Brazilian Real in 2016; and (ii) the prepayment related expenses that correspond the repayment of to existing loans in Brazil, in the amount of $10.8 million.

The following table sets forth the breakdown of financial results for the periods indicated.

	Year ended December 31,
	2017	2016
	(In $ thousand)		% Change
Interest income	11,230	7,671	46.4%
Interest expense	(52,308)	(48,198)	8.5%
Foreign exchange losses, net	(38,708)	(19,062)	103.1%
Cash flow hedge – transfer from equity	(20,758)	(85,214)	(75.6)%
Loss from interest rate /foreign exchange rate derivative financial instruments	(2,163)	(5,694)	(62.0)%
Taxes	(3,705)	(2,719)	36.3%
Other Expenses	(13,193)	(4,207)	213.6%
Total Financial Results	(119,605)	(157,423)	(24.0)%
Income Tax benefit / (expense)

For the year ended December 31, 2017, we recognized a consolidated income tax gain of $6.1 million on gain before income taxes of $5.7 million. For the year ended December 31, 2016 we recognized a consolidated income tax expense of $9.4 million on loss before income taxes of $13.1 million. In 2017 the benefit was mainly explained by (1) the recognition of previously unrecognised tax losses now recouped for an amount of $7.6 million in Luxembourg, due to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered; (2) non-taxable income in Brazil, which resulted in non recognition of $2.4 million of income tax and (3) a gain of $1.7 million related to the changes of the statutory income tax rate in Argentina (described on Note 2 to our Consolidated Financial Statements). These effects were partially offset by non-deductible expenses in Brazil and unused tax losses recognized in our operations in Argentina for $2.3 million due to a worsened projections derived for lower expected commodities prices. The effective tax rates were 71.5% for the year ended December 31, 2016 due to non-deductible expenses, mainly related to losses from derivatives in Uruguay ($4.1 million).
Profit for the Year
As a result of the foregoing, our net result for the year increased from $3.7 million in 2016 to $11.7 million in 2017.

Year ended December 31, 2016 as compared to year ended December 31, 2015
The following table sets forth certain financial information with respect to our consolidated results of operations for the years indicated.

	2016	2015	Chg (%) 2016 - 2015
	(In thousands of $)
Sales of goods and services rendered	869,235	674,314	28.9%
Cost of goods sold and services rendered	(678,581)	(557,786)	21.7%
Initial recognition and Changes in fair value of biological assets and agricultural produce	125,456	54,528	130.1%
Changes in net realizable value of agricultural produce after harvest	(5,841)	14,691	(139.8)%
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	310,269	185,747	67.0%
General and administrative expenses	(50,750)	(48,425)	4.8%
Selling expenses	(80,673)	(70,268)	14.8%
Other operating income, net	(8,297)	31,066	(126.7)%
Share of loss of joint ventures	—	(2,685)	N/A
Profit from Operations Before Financing and Taxation	170,549	95,435	78.7%
Finance income	7,957	9,150	(13)%
Finance costs	(165,380)	(116,890)	41.5%
Financial results, net	(157,423)	(107,740)	46.1%
Profit / (Loss) Before Income Tax	13,126	(12,305)	(206.7)%
Income tax Expense / (Benefit)	(9,387)	7,954	(218)%
Profit / (Loss) for the Year	3,739	(4,351)	(185.9)%
Sales of Goods and Services Rendered

Year ended December 31,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2016	142,124	96,562	32,897	960	596,692	869,235
2015	154,741	84,668	32,981	1,302	400,622	674,314
Sales of goods and services rendered increased 28.9%, from $ 674.3 million in 2015 to $ 869.2 million in 2016, primarily as a result of:

•
    a $196.1 million increase in our Sugar, Ethanol and Energy segment, mainly due to: (i) a 23.1% increase in the volume of sugar and ethanol sold, measured in TRS(1), from 1.3 million tons in 2015 to 1.6 million tons in 2016; (ii) a 23.2% increase in the price of ethanol, from $433.4 per cubic meter in 2015 to $534.1 per cubic meter in 2016; (iii) a 29.6% increase in the price of sugar, from $297.2 per ton in 2015 to $385.1 per ton in 2016; and (iv) a 66.7% increase in volume of energy sold, from 0.6 million MWh in 2015 to 1.0 million MWh in 2016; partially offset by a 31.6% decrease in energy prices, from $76.8 per MWh in 2015 to $52.5 per MWh in 2016. The increase in volume of sugar and ethanol sold was due to the 33.7% increase in sugarcane milled, from 8.3 million tons in 2015 to 11.1 million tons in 2016; partially offset by (i) a 3.6% decrease in the TRS content in sugarcane, from 132.0 kilograms per ton in 2015 to 127.3 kilograms per ton in 2016; and (ii) an increase in inventories in 2016 of 76.1 thousand tons measured in TRS compared to a decrease in inventories sell off in 2015 of 83.6 thousand tons measured in TRS. The increase in energy sold was due to: (a) an increase in sugarcane milled; (b) a 356.2% increase in energy sold from third parties, from 63.2 thousand MWh in 2015 to 288.3 thousand Mwh in 2016; and (c) a 1.8% increase in the cogeneration efficiency, from 66.4 KWh per ton crushed in 2015 to 67.6 KWh per ton crushed in 2016. The increase in sugarcane milled, is explained by (i) a 30.8% increase in milling days, from 182 days in 2015 to 238 days in 2016, due to the implementation of non-stop harvest season; and (ii) an increase in sugarcane supply. The increase in sugarcane supply was caused by: (a) a 31.1% increase in the harvested area from 82.3 thousand hectares in 2015 to 107.9 thousand hectares in 2016 due to our focus on planting during 2015 to expand our sugarcane plantation and ensure sugarcane supply; (b) a 5.6% increase in sugarcane yields from 93.0 tons per hectare in 2015 to 98.2 tons per hectare in 2016 due to improvements in production practices and good weather; and (c) a 1.2% increase in sugarcane purchased to third parties, from 938.5 thousand tons in 2015 to 950.0 thousand tons in 2016.

The following table sets forth the breakdown of sales of manufactured products for the years indicated.

	Year Ended December 31,			Year Ended December 31,			Year Ended December 31,
	2016	2015	Chg %	2016	2015	Chg %	2016	2015	Chg %
	(in million of $)			(in thousand units)			(in dollars per unit)
Ethanol (M3)	211.5	176.2	20.0%	439.7	395.9	11.1%	481.0	445.1	8.1%
Sugar (tons)	330.9	177.8	86.1%	822.6	859.4	(4.3)%	402.3	206.9	94.4%
Energy (MWh)	54.0	46.7	15.6%	860.8	1,028.3	(16.3)%	62.7	45.4	38.1%
Others	0.4	—	N/A
TOTAL	596.7	400.6

•
a $12.6 million decrease in our Crops segment mainly driven by (i) a 1.5% decrease in soybean prices, from $265.7 per ton in 2015 to $261.7 per ton in 2016; a 22.4% decrease in wheat prices, from $181.0 per ton in 2015 to $140.4 per ton in 2016; and a 21.1% decrease in sunflower prices, from $492.2 per ton in 2015 to $388.3 per ton in 2016; and (ii) a 14.1% decrease in the volume of soybean sold, from 283.8 thousand tons in 2015 to 243.8 thousand tons in 2016; and a 27.1% decrease in the volume of sunflower sold, from 25.8 thousand tons in 2015 to 18.8 thousand tons in 2016. These decreases were partially offset by: (a) a 10.1% increase in corn prices, from $149.4 per ton in 2015 to $164.6 per ton in 2016; (b) a 5.1% increase in the volume of corn sold, from 280.4 thousand tons in 2015 to 294.7 thousand tons in 2016; and a 39.7% increase in the volume of wheat sold, from 92.8 thousand tons in 2015 to 129.6 thousand tons in 2016. The decrease in volume sold was mainly due to: (i) a decrease in soybean and sunflower yields, from 3.0 tons per hectare in 2015 to 2.7 tons per hectare in 2016 for soybean, and from 1.8 tons per hectare in 2015 to 1.6 tons per hectare in 2016 for sunflower due to the exceptional yields achieved in 2015 as a consequence of the favorable weather conditions; and (b) a decrease in the area destined to soybean that was switched to corn due to better expected margins and crop rotation. This was partially offset by an inventories sell-off in 2016 in comparison to an inventories build-up in 2015.

The following table sets forth the breakdown of sales for the years indicated.

	Year ended December 31,			Year ended December 31,			Year ended December 31,
	2016	2015	% Chg	2016	2015	% Chg	2016	2015	% Chg
	(In millions of $)			(In thousands of tons)			(In $ per ton)
Soybean	63.8	75.4	(15.4)%	243.8	283.8	(14.1)%	261.7	265.7	(1.5)%
Corn (1)	48.5	41.9	15.8%	294.7	280.4	5.1%	164.6	149.4	10.2%
Wheat (2)	18.2	16.8	8.3%	129.6	92.8	39.7%	140.4	181.0	(22.4)%
Others	11.6	20.6	(43.7)%
Total	142.1	154.7	(8.1)%
(1) Includes sorghum, popcorn and peanut.
(2) Includes barley

•
a $11.9 million increase in our Rice segment, mainly due to: (i) a 46.7% increase in the volume of white rice sold measured in tons of rough rice, from 201.4 thousand tons in 2015 to 295.4 thousand tons in 2016; and (ii) a 11.4% increase in the sale of by products from $10.5 million in 2015 to $11.7 million in 2016. This increase is explained by: (a) a 15.7% increase in yields, from 5.1 tons per hectare in 2015 to 5.9 tons per hectare in 2016; (b) a 5.3% increase in the area under production from 37.6 thousand hectares to 39.6 thousand hectares; (c) an increase in inventories, measured in tons of rough rice, of 40.6 thousand tons in 2015 compared to a decrease in inventory of 41.9 thousand tons in 2016. The increase in volumes sold was partially offset by a decrease of 22.0% in the price of white rice, from $368.1 per ton of rough rice equivalent in 2015 to $287.2 per ton of rough rice equivalent in 2016.

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

Cost of Goods Sold and Services Rendered

Year ended December 31,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2016	(141,731)	(83,574)	(32,571)	(212)	(420,493)	(678,581)
2015	(154,287)	(69,075)	(33,030)	(603)	(300,791)	(557,786)

Cost of goods sold and services rendered increased 21.7%, from $557.8 million in 2015 to $678.6 million in 2016. This increase was primarily due to:

•
    a $119.7 million increase in our Sugar, Ethanol and Energy segment mainly due to: (i) the 19.4% increase in volume of sugar and energy sold measured in TRS; and (ii) a 16.3% increase in the fair market value of the harvested sugarcane.

•
    a $14.5 million increase in our Rice segment mainly due to the 46.7% increase in the volume sold. This was partially offset by (i) a 18.4% decrease in unitary costs, from $340.6 per ton of rough rice equivalent in 2015 to $ 277.8 per ton of rough rice equivalent in 2016, mainly due to the Argentine Peso depreciation and to operational improvements in our rice mills.

Initial Recognition and Changes in Fair Value of Biological Assets and Agricultural Produce

Year ended December 31,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2016	48,790	10,498	5,476	(13)	60,705	125,456
2015	11,561	2,822	7,542	(181)	32,784	54,528
Initial recognition and changes in fair value of biological assets and agricultural produce increased from $54.5 million in 2015 to $125.5 million in 2016, primarily due to:

•
a $37.2 million increase in our Crops segment, from $11.6 million in 2015 (of which $2.2 million were unrealized) to $48.8 million in 2017 (of which $5.8 million represent the unrealized portion). This was mainly due to:

–
a $37.7 million increase in the recognition at fair value less cost to sell of crops at the point of harvest, from a gain of $10.5 million in 2015 to a gain of $48.2 million in 2016, mainly due to the increase in margins as a result of the removal of export taxes and the depreciation of the Argentine Peso, which dilutes our costs in terms of dollars per hectare.

–
This was partially offset by, a $0.5 million decrease in the recognition at fair value less cost to sell for non-harvested crops, from $1.1 million in 2015 to $0.6 million in 2016, explained by lower projected soybean and corn prices.

•
    a $27.9 million increase in our Sugar, Ethanol and Energy segment, from $32.8 million in 2015 (of which $24.5 million were realized) to $60.7 million in 2017 (of which $60.4 million were realized). This increase was mainly due to:

–
The changes in the recognition at fair value less cost to sell of sugarcane at the point of harvest increased from $24.5 million in 2015 to $60.4 million in 2016 due to higher sugar prices which increased the fair market value of the harvested sugarcane.

–
This was partially offset by a $8.0 million decrease in the recognition at fair value less cost to sell of non-harvested sugarcane, from $8.3 million in 2015 to $0.3 million in 2016, mainly explained by above average expected yields as of December 2015.

•
    a $7.7 million increase in our Rice segment, from $2.8 million in 2015 (of which $2.2 million were realized) to $10.5 million in 2016 (of which $8.2 million were realized). This increase was mainly due to :

–
a $7.6 million increase in the recognition at fair value less cost to sell of the rice at the point of harvest, from $2.6 million in 2015 to $10.2 million in 2016 mainly due to: (i) a 15.7% increase in yields; and (ii) the increase in area under production; and (iii) the depreciation of the Argentine Peso which impacts our costs.

•
    a $2.1 million decrease in our Dairy segment, from $7.5 million in 2015 (of which $7.5 million were realized) to $5.5 million in 2016 (of which $4.2 million were realized). This decrease was mainly due to:

–	a $3.3 million decrease in the recognition at fair value less cost to sell of fluid milk, from $7.5 million in 2015 to $4.2 million in 2016, mainly due to the 18.2% decrease in fluid milk prices.

Changes in Net Realizable Value of Agricultural Produce after Harvest

Year ended December 31,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2016	(5,841)	—	—	—	—	(5,841)
2015	14,691	—	—	—	—	14,691

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
General and Administrative Expenses

Year ended December 31,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
2016	(2,770)	(3,373)	(983)	(290)	(22,648)	(20,686)	(50,750)
2015	(3,987)	(3,136)	(1,451)	(74)	(18,301)	(21,476)	(48,425)
Our general and administrative expenses increased 5.0%, from $48.4 million in 2015 to $50.8 million in 2016, mainly explained by the appreciation of the Brazilian Real.

Selling Expenses

Year ended December 31,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
2016	(5,692)	(11,583)	(752)	(49)	(62,518)	(79)	(80,673)
2015	(5,672)	(12,592)	(663)	(49)	(50,729)	(563)	(70,268)
Selling expenses increased 14.8%, from $70.3 million in 2015 to $80.7 million in 2016. The $11.8 million increase in our Sugar, Ethanol and Energy segment is mainly explained by the increase in sugar and ethanol sales.
Other Operating Income, Net

Year ended December 31,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	(In thousands of $)
2016	(8,787)	402	686	8,497	(8,903)	—	(192)	(8,297)
2015	16,422	600	(479)	6	6,340	7,914	263	31,066
Other operating income, net decreased 126.7% from a $31.1 million gain in 2015 to a $8.3 million loss in 2016, primarily due to:

•	a $25.2 million decrease in our Crops segment mainly explained by the mark-to-market effect of outstanding hedge positions, which was negatively affected by the increase in futures prices during 2016.

•
    a $7.9 million decrease in our Land Transformation segment due to the sale in 2015 of “La Cañada”, a 3,399 hectare farm located in the province of San Luis, Argentina, for a total consideration of $12.6 million.

•
    a $15.2 million decrease in our Sugar, Ethanol & Energy segment mainly explained by the mark-to-market effect of outstanding hedge positions; which were negatively affected by the increase in sugar futures prices in 2016.

This was partially offset by:

•
a $8.4 million increase in All other segments, that mainly is related to the settlement of an arbitration dispute with Marfrig Argentina SA, subsidiary of Marfrig Alimentos SA. The settlement compensates Adecoagro for unpaid invoices and provides indemnification for early termination of lease agreements for cattle grazing activities.

Share of Loss of Joint Ventures

Year ended December 31,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
2016	—	—	—	—	—	—	—
2015	(2,685)	—	—	—	—	—	(2,685)

Our share of loss of Joint Ventures totaled a loss of $2.7 million in 2015 to zero in 2016. The result in 2015 is explained by the 50% interest that we hold in CHS AGRO, a joint venture with CHS Inc., dedicated to the processing of confectionary sunflower. In 2016, as the share of losses of the investee equals or exceeds the carrying amount of an investment the Company discontinue applying the equity method, the investment is reduced to zero and does not record additional losses.

Financial Results, Net

Net financial losses increased 46.1% from a loss of $107.7 million in 2015 to a loss of $157.4 million in 2016. This was due to: (i) the $32.7 million loss that was reclassified from Equity to the “Financial Result, net” line item in 2015, compared to the $85.2 million loss that was reclassified in the same period in 2016. Please see “Hedge Accounting-Cash Flow Hedge” described on Note 3 to our Consolidated Financial Statements.

The following table sets forth the breakdown of financial results for the years indicated.

	Year ended December 31,
	2016	2015
	(In $ thousand)		% Change
Interest income	7,671	8,201	(6.5)%
Interest expense	(48,198)	(49,491)	(2.6)%
Foreign exchange losses, net	(19,062)	(23,423)	(18.6)%
Cash flow hedge – transfer from equity	(85,214)	(32,700)	160.6%
Loss from interest rate /foreign exchange rate derivative financial instruments	(5,694)	(4,437)	28.3%
Taxes	(2,719)	(3,358)	(19.0)%
Other Income/(Expenses)	(4,208)	(2,532)	66.2%
Total Financial Results	(157,423)	(107,740)	46.1%

Income Tax (expense) / benefit
For the year ended December 31, 2016, we recognized a consolidated income tax expense of $9.4 million on gain before income taxes of $13.1 million. For the comparable 2015 period, we recognized a consolidated income tax benefit of $8.0 million on loss before income taxes of $12.3 million. The effective tax rates were 71.5% due to nondeductible expenses, mainly related to losses from derivatives in Uruguay and in Brazil. For the year 2015 the asset recognized was higher than the theoretical income tax rate due to the non taxable gains of derivative financial instruments of approximately $17 million in Uruguay.

Profit / (Loss) for the Year
As a result of the foregoing, our net result for the year increased from a loss of $4.3 million in 2015 to a gain of $3.7 million in 2016.
B.LIQUIDITY AND CAPITAL RESOURCES
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

Years ended December 31, 2017, 2016 and 2015
The table below reflects our statements of Cash Flow for the fiscal years ended December 31, 2017, 2016 and 2015.

	Year ended December 31,
	2017	2016	2015
	(in thousands of $)
Cash and cash equivalents at the beginning of the year	158,568	198,894	113,795
Effect of exchange rate changes on cash and cash equivalents	(8,337)	7,969	(27,449)
Net cash generated from operating activities	237,105	255,401	145,186
Net cash used in investing activities	(188,335)	(122,014)	(125,051)
Net cash used / generated from financing activities	70,194	(181,682)	92,413
Cash and cash equivalents at the end of the year	269,195	158,568	198,894
Operating Activities
Year ended December 31, 2017
Net cash generated by operating activities was $237.1 million for the year ended December 31, 2017. During this year, we generated a net income of $11.7 million that included non-cash charges relating primarily to depreciation and amortization of $151.0 million, interest and other financial expenses, net of $53.4 million, $38.7 million gain from derivative financial instruments and forwards, $14.6 million gain from the unrealized portion of “Initial recognition and changes in fair value of biological assets”, $38.7 million foreign exchanges losses, and $20.8 million loss as a result of the reclassification from Equity to Financial Results, net in connection with the cash flow hedge accounting.
In addition, other changes in operating asset and liability balances resulted in a net decrease in cash of $18.7 million, primarily due to an increase the cash collected for the derivative positions. During 2017 income tax paid totaled $2.9 million.
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
Year ended December 31, 2015
Net cash generated by operating activities was $145.2 million for the year ended December 31, 2015. During this year, we generated a net loss of $4.4 million that included non-cash charges relating primarily to depreciation and amortization of $104.4 million, interest and other financial expenses, net of $43.8 million, $17.7 million of Gain from derivative financial instruments and forwards, $11.3 million gain from the unrealized portion of “Initial recognition and changes in fair value of biological assets”, $23.4 million of foreign exchange losses; and $32.7 million loss as a result of the reclassification from Equity to Financial Results, net in connection with the cash flow hedge accounting.
In summary, the main drivers for the cash flow generated by operating activities were the profits from operations of our Sugar, Ethanol business and the collections from derivative positions.

Investing Activities
Year ended December 31, 2017
Net cash used in investing activities totaled $188.3 million in the year ended December 31, 2017, primarily due to $84.0 million related to the renewal and expansion of our sugarcane plantation; $114.5 million related to purchase of agricultural and industrial equipment. Net inflows from investments activities were related to interest income of $11.2 million.
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
Financing Activities
Year ended December 31, 2017
Net cash provided by financing activities was $70.2 million in the year ended December 31, 2017, primarily derived from the issuance of senior notes 2027 for $495.7 million and from the incurrence of a new syndicated long term loan by Rabobank and ING among others lenders in the amounts of $232.4 million and short term loan of $106.7 million, respectively. The main use of proceeds of the notes was the prepayment of long-term debt of our Brazilian subsidiaries. Accordingly, payments of long-term borrowings totaled $602.7 million. Interest paid net totaled $41.6 million and re-purchase of our own shares totaled $38.4 million.

Year ended December 31, 2016
Net cash used in financing activities was $181.7 million in the year ended December 31, 2016, primarily derived from net payment of borrowings in the amounts of $125.2 million. During this period, interest paid totaled $48.4 million and re-purchases of our own shares totaled $4.8 million.
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
Cash and Cash Equivalents
Historically since our cash flows from operations were insufficient to fund our working capital needs and investment plans, we funded our operations with proceeds from short-term and long-term indebtedness and capital contributions from existing and new private investors. In 2011, we raised $421.8 million from an Initial Public Offering (“IPO”) and simultaneous private placement. As of December 31, 2017, our cash and cash equivalents amounted to $269.2 million.
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
Indebtedness and Financial Instruments
The table below illustrates the maturity of our indebtedness (excluding obligations under finance leases) and our exposure to fixed and variable interest rates:

	As of December 31,
	2017	2016
Fixed rate:
Less than 1 year(l)	132,998	67,682
Between 1 and 2 years	35,762	43,630
Between 2 and 3 years	20,097	40,047
Between 3 and 4 years	20,130	21,857
Between 4 and 5 years	16,310	21,116
More than 5 years	495,754	20,239
Total fixed rate:	721,051	214,571
Variable rate:
Less than 1 year(l)	21,833	137,331
Between 1 and 2 years	22,871	150,517
Between 2 and 3 years	17,945	81,947
Between 3 and 4 years	18,215	18,457
Between 4 and 5 years	11,164	18,309
More than 5 years	4,774	14,083
Total variable rate:	96,802	420,644
Total:	817,853	635,215
________________________________________________________________________________________________

(1)	The Company plans to partially rollover its short term debt using new available lines of credit, or on using operating cash flow to cancel such debt.
Borrowings incurred by the Company’s subsidiaries in Brazil are repayable at various dates between January 2018 and April 2024 and bear either fixed interest rates ranging from 2.50% to 9.0% per annum or variable rates based on LIBOR or other specific base-rates plus spreads ranging from 4.13% to 17.52% per annum. At December 31, 2017 LIBOR (six months) was 1.80% (2016: 1.32%).
Borrowings incurred by the Group´s subsidiaries in Argentina are repayable at various dates between January 2018 and September 2024 and bear either fixed interest rates ranging from 6.11% and 7.00% per annum for those borrowings denominated in US dollar, and a fixed interest rate of 9.90% and 28.75% per annum for those borrowings denominated in Argentine Pesos.

Brazilian Subsidiaries
The main loans of the Company’s Brazilian Subsidiaries identified below are:

Bank	Grant date	Nominal amount		Capital outstanding as of December 31				Maturity date	Annual interest rate
				2017			2016
		(In millions)		Millions of Reais		Millions of equivalent Dollars	Millions of equivalent Dollars
Banco Do Brasil (1)	October 2012	R$	130.0	R$	91.3	27.6	33.7	November 2022	2.94% with 15% of bonus performance
Itau BBA FINAME Loan (2)	December 2012	R$	45.9	R$	25.2	7.6	9.3	December 2022	2.50%
Itau BBA	March 2013	R$	75.0	R$	-	-	5.8	-	CDI + 3.20%
Banco do Brasil / Itaú BBA Finem Loan (3)	September 2013	R$	273.0	R$	176.5	53.4	67.3	January 2023	6.77%
BNDES Finem Loan (4)	November 2013	R$	215.0	R$	136.9	41.4	50.3	January 2023	3.75%
ING / Rabobank / ABN / HSBC / Credit Agricole / Caixa Geral / Galena (7)	January 2015	US$	160.0		-	-	98.0	-	LIBOR 3M plus 4.40%
ING / Rabobank / Bladex / Credit Agricole / Votorantim / ABN (7)	August 2015	US$	110.0		-	-	110.0	-	LIBOR 3M plus 4.65%
Rabobank (7)	February 2016	US$	40.0		-	-	40.0	-	LIBOR 3M plus 3.50%
Tokyo-Mitsubishi (5)	August 2016	US$	30.0		-	30.0	30.0	August 2019	6.35%
Bradesco (7)	July 2016	R$	90.0		-	-	27.6	-	CDI + 2.10%
Votorantim (6)	July 2016	US$	15.0		-	10.0	15.0	June 2019	LIBOR 3M plus 4.60%

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

(4)	Collateralized by (i) liens over the Ivinhema mill and equipment; and (ii) power sales contracts.

(5)	Collateralized by sales contracts.

(6)	Collateralized by (i) power sales contract and (ii) sales contracts.

(7)	These loans were prepaid in 2017, with the proceeds of the Senior Notes 2027.
Argentinian Subsidiaries
The principal loan of Adeco Agropecuaria S.A. and Pilaga S.A., our Argentinian Subsidiaries is:

Bank	Grant date	Nominal amount	Capital outstanding as of December 31		Maturity date	Annual interest rate
			2017	2016
		(In millions)	(In millions)	(In millions)
IDB Tranche A (1)	Feb-09	USD 20	US$3.07	US$6.15	Nov-18	6.11% per annum
IFC Tranche A (2)	Dec-16	USD 25	US$24.67	US$25.00	Sep-21	4.3% plus LIBOR
IFC Tranche B (2)	Dec-16	USD 25	US$24.93	US$25.00	Sep-23	4% plus LIBOR

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
The above mentioned loans contain customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions, as well as restrictions on the payment of dividends. These financial ratios are measured considering the statutory financial statements of the Argentinian Subsidiaries.

Senior Notes 2027
On September 21, 2017, the Company issued senior notes (the “Notes 2027”) for US$ 500 million, at an annual nominal rate of 6%. The Notes will mature on September 21, 2027. Interest on the Notes is payable semi-annually in arrears on March 21 and September 21 of each year, beginning on March 21, 2018. The total proceeds of the issuance net of expenses was $495.7 million.
During 2017 and 2016 the Company was in compliance with all financial covenants.
Short-term Debt.
As of December 31, 2017, our short term debt totaled $154.9 million.
We maintain lines of credit with several banks in order to finance our working capital requirements. We believe that we will continue to be able to obtain additional credit to finance our working capital needs in the future based on our past track record and current market conditions.

C.RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
We are involved in the genetic improvement and development of new rice varieties in respect of our rice seed business in Argentina. Our efforts are directed to improving all processes related to the selection of better materials. The focus is on obtaining superior seeds with weather yield, industrial performance, commercial quality and culinary parameters, with market demand being the ultimate driver. On the farm level, we aim our research of new varieties and hybrids of rice adapted to local conditions and production parameters. In connection with to these goals, we have entered into agreements with selected research and development institutions such as INTA in Argentina, FLAR and HIAAL in Colombia, EPAGRI, IRGA, BASF and others. Our rice seed research team continuously tests and develops new varieties.
We are currently reinforcing our partnership with HIAAL (Híbridos de Arroz para América Latina or Rice Hybrids for Latam) in order to develop rice hybrid seeds.
Since 2008, we developed and released four new rice varieties to the market. The newest one, named SCS121 CL, was introduced in 2017, and includes the Clearfield® technology, which was developed in collaboration with BASF, and is tolerant to herbicides that control harmful weeds.
We have registered our own varieties of rice seeds with the corresponding Argentine authorities; the National Institute of Seeds (INASE) and the National Registry of Seed Variety Property (RNPC). Regarding intellectual property of our seeds, we operate under the standards of ArPOV (Asociación Argentina de Protección de las Obtenciones Vegetales)
We use our seed varieties in our farms and also sell them to rice producers in Argentina, Brazil, Uruguay and Paraguay.
We are also developing Zero Grade Level technology in our farms, which help us to reduce water consumption and so energy consumption as well. Additionally, we are developing an Irrigation Surveillance methodology based on the use of Drones, from which we expect to improve water management efficiencies and improved rice yield performance. See more details for both cases in “Technology and Best Practices” section.
Regarding our Sugar & Ethanol business, we have effectively implemented state-of-the-art technologies such as high pressure boilers for high cogeneration capacity, full mechanization of agricultural operations with online GPS tracking systems on all vehicles (trucks, combines, planters), and concentrated vinasse system among others. In addition to that, we are developing vinasse-to-biogas technology in our Cluster in Mato Grosso do Sul (For more details see “Sugar, Ethanol and Energy” in “Operations and Principal Activities” Section). Currently, we are developing a seedling production method called “MPB” (Muda Pre Brotada or Pre-Sprout Seedling). It briefly consist of making the seedling sprout in a greenhouse and planting them directly on the fields, instead of the traditional planting of billets (sugarcane stalk pieces). Two main goals are pursued through this technique. One is to introduce new promising and healthy varieties quickly. Second goal is to obtain a reduction of planting cost, which is achieved by using much less volume of planting seedling per hectare. In addition, and because of this, more land can be applied to sugarcane for milling, instead of using that sugarcane for seedling purposes.
With regards to our Dairy segment in Argentina, we have successfully adapted and implemented the Free Stall model in our operations. Additionally, we have invested in technology to improve the genetics, health and feeding techniques of our cows in order to enhance our milk production. Currently, we are implementing Sexed Semen Technology in all our cows, which is delivering preliminary promising results. The primary goal is to enhance the production of females from our own herd. This allows us to increase the speed-capacity of organic growth and/or to intensify our cow-genetic selection process. The former being critical to our current Dairy growth project, and the latter being key to improve cow performance (productivity, health, and fertility) (See more details in “Dairy Business” in “Operations and Principal Activities” Section).
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
Currently we are actively involved in the local AgTech (Agricultural digital-based Technology) ecosystems to identify any high-potential Startup that would not only be able to provide alternative solutions for our operationsand potentially the market. We are also evaluating potential investment in Startups that fit our business (see “Technology and Best Practices” section)
We do not own any registered patents, industrial models or designs, apart from those described in the first paragraph of this section.
D.TREND INFORMATION
See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Trends and Factors Affecting Our Results of Operations.”
E.OFF-BALANCE SHEET ARRANGEMENTS
For any of the periods presented, we did not have any off-balance sheet transactions, arrangements or obligations with unconsolidated entities or otherwise that are reasonably likely to have a material effect on our financial condition, results of operations or liquidity.
F.TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The following table summarizes our significant contractual obligations and commitments as of December 31, 2017:

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 Years	Total
	(in millions of $)
Borrowings (1)	198.0	96.9	56.5	797.2	1,148.6
Leases and agricultural partnership	42.4	31.7	57.0	32.8	163.9
Total	240.4	128.6	113.5	830.0	1,312.5
(1)       Includes interest

G.SAFE HARBOR
See section entitled “Forward-Looking Statements” appearing on page iv in this annual report.
Item 6.    Directors, Senior Management and Employees
A.DIRECTORS AND SENIOR MANAGEMENT
Board of Directors
The following table sets forth information for our directors as of the date of this annual report:

Name	Position (*)	Date of appointment	Age	Year term expires
Mariano Bosch	Director /CEO	2017	48	2020
Alan Leland Boyce	Director	2016	58	2019
Andrés Velasco Brañes	Director	2016	57	2019
Daniel González	Director	2017	48	2020
James David Anderson	Director	2017	60	2019
Guillaume Van der Linden	Director	2018	58	2021
Walter Marcelo Sánchez	Director/CCO	2016	56	2019
Mark Schachter	Director	2018	38	2021
MarceloVieira	Director	2018	66	2021
Plínio Musetti	Director	2017	64	2020
Ivo Andrés Sarjanovic	Director	2018	53	2021
(*) We expect the board of directors to appoint a new Chairman at its scheduled meeting in May 2018.
Alan Leland Boyce, Guillaume van der Linden, Plínio Musetti, Mark Schachter, Andrés Velasco Brañes, Daniel González , James David Anderson and Ivo Andrés Sarjanovic qualify as independent directors, and the other directors are not independent in accordance with NYSE standards.
A description of the main tasks currently performed by each director as well as a description of each director’s employment history and education follows:
Mariano Bosch. Mr. Bosch co-founded Adecoagro in 2002 and since then has been the Chief Executive Officer and a member of the Company’s board of directors. From 1995 to 2002, Mr. Bosch served as the founder and Chief Executive Officer of BLS Agribusiness, an agricultural consulting, technical management and administration company. Mr. Bosch is also currently a member of the advisory board of Teays River Investments LLC, a farmland investment management firm in North America. Mr. Bosch has over 22 years of experience in agribusiness development and agricultural production. He actively participates in organizations focused on promoting the use of best practices in the sector, such as the Argentine Association of Regional Consortiums for Agricultural Experimentation (AACREA) and the Conservational Production Foundation (Producir Conservando). He graduated with a degree in Agricultural Engineering from the University of Buenos Aires. Mr. Bosch is an Argentine citizen.
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
Daniel C. Gonzalez. Mr. Gonzalez has been a member of the Company’s board of directions since April 16, 2014. Mr. Gonzalez holds a degree in Business Administration from the Argentine Catholic University. He served for 14 years in the investment bank Merrill Lynch & Co in Buenos Aires and New York, holding the positions of Head of Mergers and Acquisitions for Latin America and President for the Southern Cone (Argentina, Chile, Peru and Uruguay), among others. While at Merrill Lynch, Mr. Gonzalez played a leading role in several of the most important investment banking transactions in the region and was an active member of the firm’s global fairness opinion committee. He remained as a consultant to Bank of America Merrill Lynch after his departure from the bank. Previously, he was Head of Financial Planning and Investor Relations in Transportadora de Gas del Sur SA. Mr. Gonzalez is currently the Chief Financial Officer of YPF Sociedad Anónima, where he is also a member of its Executive Committee. Mr. González is an Argentine citizen.
James David Anderson. Mr. Anderson currently serves as board member of Green Plains Inc, a vertically integrated ethanol producer based in Omaha, Nebraska. Mr. Anderson served as Chief Executive Officer & President of The Gavilon Group, a leading commodity management firm from October 2015 to February 2016, and previously as Chief Operating Officer Agriculture and COO Fertilizer since March 2010. Mr. Anderson also served United Malt Holdings ("UMH"), a producer of malt for use in the brewing and distilling industries, as Chief Executive Officer and member of the board of directors from September 2006 to February 2010. Prior to that, beginning in April 2003, he served as Chief Operating Officer / Executive Vice President of CT Malt, a joint venture between ConAgra Foods and Tiger Brands of South Africa. Mr. Anderson's experience in the agricultural processing and trading business includes serving as Senior Vice President and then President of ConAgra Grain Companies. His career also includes lead trading positions with Ferruzzi USA and as an Operations Manager for Pillsbury Company. Mr. Anderson has a Bachelor of Arts degree with a Finance emphasis from the University of Wisconsin Platteville. Mr. Anderson is an American citizen.
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
Marcelo Vieira. Mr. Vieira is the President of Sociedade Rural Brasileira, the main agricultural organization in Brazil and the Vice President of the Brazil Specialty Coffee Association. He is currently a Board Member and was from 2005 to 2014 the Director of Ethanol, Sugar & Energy operations of Adecoagro. He has managed agricultural and agribusiness company for over 40 years, including Usina Monte Alegre, Alfenas Agricola and Alfenas Café. Mr. Vieira holds a degree in Mechanical Engineering from PUC University in Rio de Janeiro and graduate degree in Food Industry Management and Marketing from the University of London’s Imperial College. Mr. Vieira es an Brazilian citizen.
Plínio Musetti. Mr. Musetti has been a member of the Company’s board of directors since 2011 and an observer since 2010. Mr. Musetti is a Managing Partner of Janos Holding responsible for long term equity investments for family offices in Brazil, following his role as Partner of Pragma Patrimonio, since June 2010. From 2008 to 2009, Mr. Musetti served as the Chief Executive Officer of Satipel Industrial S.A., leading the company’s initial public offering process, expansion plan and merger with Duratex S.A. From 2002 to 2008, Mr. Musetti served as a partner at JP Morgan Partners and Chief Executive Officer of Vitopel S.A. (JP Morgan Partners’ portfolio company) where he led its private equity investments in Latin America. From 1992 to 2002, Mr. Musetti served as the Chief Executive Officer of Elevadores Atlas S.A. and Elevadores Atlas Schindler S.A., during which time he led the company’s operational restructuring, initial public offering process and the sale to the Schindler Group. Mr. Musetti has also served as a Director of Diagnósticos de America S.A. from 2002 to 2009. In addition, Mr. Musetti is currently serving as a Board member of Portobello S.A. and RaiaDrogasil S.A. Mr. Musetti graduated in Civil Engineering and Business Administration from Mackenzie University and attended the Program for Management Development at Harvard Business School in 1989. Mr. Musetti is a Brazilian citizen.
Ivo Andrés Sarjanovic. Mr. Sarjanovic served for more than 25 years in Cargill International, starting as trader in the Grain and Oilseeds business. While in Cargill he held between years 2000-2011 the position of Vice-president and Global Trading Manager of Oilseeds in Geneva, coordinating worldwide trading and crushing activities, and between 2007-2011 he was also the Africa and Middle East General Manager of Agriculture. From 2011 to 2014 Mr. Sarjanovic held the position of Vice-president and World Manager of Cargill Sugar Operations, playing a leading role in the radical transformation of the organization that led to the strategic decision to spin-off in 2014 the sugar business of Cargill creating Alvean Sugar SL, a joint venture integrated with Copersucar, Brazil. Mr. Sarjanovic served as the Chief Executive Officer of Alvean until 2017, during which time he led the company to become the biggest sugar trader in the world. Mr. Sarjanovic is currently serving as non-executive Board member of Agflow S.A. and executive Board member of Sophicom, and also lectures at the University of Geneva’s Master in Commodities. Mr. Sarjanovic holds a B.A. in Economic Sciences, major in Accounting, from the National University of Rosario, Argentina. Additionally, he completed executive studies at IMD in Lausanne, at Oxford University and at Harvard Business School, and was a PhD candidate in Economics at New York University. Mr. Sarjanovic is an Argentine/Italian/Swiss citizen.
Executive Officers
The following table shows certain information with respect to our senior management as of the date of this annual report:

Name	Position	Year Designated	Age
Mariano Bosch	Chief Executive Officer & Co-founder	2002	48
Carlos A. Boero Hughes	Chief Financial Officer	2008	52
Emilio F. Gnecco	Chief Legal Officer	2005	42
Walter Marcelo Sanchez	Chief Commercial Officer & Co-founder	2002	56
Renato Junqueira Santos Pereira	Director of Sugar and Ethanol Operations	2014	41
Mario José Ramón Imbrosciano	Director of Business Development	2003	48
Leonardo Berridi	Country Manager for Brazil	2004	58
Ezequiel Garbers	Country Manager for ARG/URU & Co-founder	2004	51
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
Leonardo Raúl Berridi. Mr. Berridi is our Country Manager for Brazil and, prior to the Reorganization, had been Adecoagro’s Country Manager for Brazil since the beginning of its operations in Brazil and a member of Adecoagro’s Senior Management since 2004. He coordinates all of our operations and human resources development activities in Brazil. Mr. Berridi has over 32 years of international experience in agricultural business.Prior to joining us, Mr. Berridi was Vice President of Pago Viejo S.A., a company dedicated to agriculture production and dairy farming in the province of Buenos Aires, Argentina. He also worked for Trans-Continental Tobacco Corporation as Chief Operating Officer of Epasa (Exportadora de Productos Agrarios S.A.), a company dedicated to producing, processing and exporting tobacco in the north east and north west of Argentina, and Production Manager of World Wide Tobacco España S.A. in the Caceres and Zamora provinces in Spain. Mr. Berridi holds a degree in Forestry Engineering from the Universidad Nacional de La Plata.
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

B.COMPENSATION
Compensation of Directors and Executive Officers
The compensation of the Company’s directors is approved annually at the ordinary general shareholders’ meeting. For 2017, the aggregate compensation earned by our directors amounted to a grant of up to a total of 37,098 restricted stock units and $570 thousand in cash. These figures do not include Mr. Mariano Bosch’s and Mr. Walter Marcelo Sanchez´s compensation in cash nor in restricted units, which they both declined. For year 2018, the aggregate compensation approved to be earned by our directors amounted to a grant of up to a total of 49,455 restricted stock units and $530 thousand in cash. These figures do not include Mr. Mariano Bosch’s and Mr. Walter Marcelo Sanchez´s compensation in cash nor in restricted units, which they both declined.
The aggregate compensation package of our executive officers for year 2017 amounted to $1,542,983 in cash and 193,737 restricted stock units granted to our senior management. These grants were made under the Adecoagro Amended and Restated Restricted Share and Restricted Stock Unit Plan, as amended. See “—E. Share Ownership—Share Options and Restricted Share and Restricted Stock Unit Plan.”Annual cash bonuses are designed to incentivize our named executive officers at a variable level of compensation based on the Company’s financial and operating performance and each executive’s individual performance. Annual executive cash bonuses and stock unit awards are impacted by seniority and individual executive performance. 80% of variable performance is related to achievement of financial targets consisting of Adjusted EBITDA, Net Income, Adjusted Net Cash Flow from Operations, Cash Earnings and Return on Invested Capital. The remaining 20% is based on the achievement of individual objectives and by evaluating each executive’s level of proficiency in the following competencies: general characteristics, teamwork, professional competencies, environmental and social commitment, problem solving and thinking skills and managerial skills. In the past, actual bonus amounts have been determined shortly after fiscal year end. Our Chief Executive Officer presents the final calculation of the annual cash bonuses for our named executives to the Compensation Committee of the board of directors. The Compensation Committee then reviews actual Company and individual performance, and determines the amount payable consistent with the attainment of such individual’s performance based on the above criteria.
We do not pay or set aside any amounts for pension, retirement or other similar benefits for our officers and directors.
C.BOARD PRACTICES
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
Accordingly, within the limitations established by Luxembourg law and in particular the Luxembourg law of August 10, 1915 on commercial companies (as amended) and our articles of incorporation, the board of directors can take any action (by resolution or otherwise) it deems necessary, appropriate, convenient or fit to implement the purpose of the Company, including without limitation.

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

We expect that the board of directors will appoint a new Chairman of the Board and resolve on the composition of the Committees in their next meeting scheduled for May 2018.
Audit Committee
The Company’s articles of incorporation provide that the board of directors may set up an audit committee. The board of directors has set up an Audit Committee composed by independent directors and has appointed, pursuant to board resolutions dated April 16, 2014 and March 12, 2017, Mr. Mark Schachter (Chairman), Mr. Plínio Musetti, Mr. Daniel González and Mr. Andrés Velasco Brañes, as members of its audit committee.
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
Compensation Committee
The Company has a Compensation Committee that reviews and approves the compensation and benefits of the executive officers and other key employees, and makes recommendations to the board of directors regarding principles for compensation, performance evaluation, and retention strategies. It is responsible for administering our share option plans and our restricted share and restricted stock unit plan for executive officers and other key employees. See “—E. Share Ownership—Share Options and Restricted Share and Restricted Stock Unit Plan.” The committee has the discretion to interpret and amend the Plan, and delegate to the Chief Executive Officer the right to award equity-based compensation to executive officers and other key employees. The committee meets at least once a year and as needed on the initiative of the Chief Executive Officer or at the request of one of its members. The members of the Compensation Committee, appointed pursuant to board resolutions dated April 16, 2014, are Mr. Guillaume van der Linden (Chairman) and Mr. Daniel González.
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

D.EMPLOYEES
Employees
On December 31, 2017, we had 7,790 employees, of whom 94% were unionized. Approximately 5% of our workforce is comprised of temporary workers. We comply with all labor laws. Historically, we have had a positive relationship with the trade unions.
The following table sets forth our number of employees by each of our business segments:

	As of December 31,
	2017	2016	2015
Farming and Land Transformation	1,136	1,137	1,087
Sugar, Ethanol and Energy	5,859	6,428	6,262
Administrative	795	761	740
Total	7,790	8,326	8,089
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
E.SHARE OWNERSHIP
Share Ownership
The total number of shares of the Company beneficially owned by our directors and executive officers, as of the date of this annual report, was 5,178,718, which represents 4.45% of the total shares of the company. See table in “Item 7. Major Shareholders and Related Party Transactions” for information regarding share ownership by our directors and executive officers.
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
On March 17, 2015 the Plan was amended (known as the “Second Amended and Restated Restricted Share and Unit Plan”) to increase the number of common shares available for issuance with respect to which awards may be made by 673,663 additional common shares and to provide for the option to receive restricted units in lieu of cash in connection with the payment of compensation to directors of the Company. Further, on March 15, 2016 and March 14, 2017, the Plan was amended (known as the “Third Amended and Restated Restricted Share and Unit Plan”) by the Board of Directors to increase the number of common shares available for issuance with respect to which awards may be made by an aggregate 990,040 common shares. Currently, the maximum number of common shares with respect to which awards may be made under the Plan is equal to 3,464,741 common shares inclusive of such Shares that are subject to outstanding grants of Awards. The Plan was once again amended by the Board of Directors on March 13, 2018, to increase the number of common shares available for issuance with respect to which awards may be made by 517,917 common shares. To the extent any award under the Plan is canceled, expired, forfeited, surrendered settled in cash, or otherwise terminated without delivery of shares the shares retained by or returned to the Company will again be available for future awards under the Plan. The shares available for issuance as well as outstanding awards under the Plan are subject to adjustment in the event of a reorganization, stock split, merger or similar change. Under the Plan, as of the date of this annual report, 2,715,150 ordinary shares had been issued to directors, senior management and employees.
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
Share Options and Restricted Shares
The total number of ordinary and restricted shares to be issued upon exercise of the options to directors and executive officers as a group under our Option Plans is 2,926,424 in the aggregate. The range of exercise prices per ordinary shares under our 2004 Plan is $5.83 to $8.62 (1,492,890 options). The range of exercise prices per ordinary shares under our 2007 Plan is $12.82 to $13.40 (1,433,534 options). Upon the exercise of all options no single beneficiary would own more than 1% of total outstanding shares.

The total number of restricted stock units to be issued under the Plan to directors and executive officers as a group is 332,368 in the aggregate. Upon receipt of shares under the Plan no single beneficiary would own more than 1% of total outstanding shares.

Item 7.    Major Shareholders and Related Party Transactions
A.MAJOR SHAREHOLDERS
The following table sets forth the beneficial ownership of our shares for each person known to us to own beneficially at least 5% of our common shares and our directors and executive officers, based on the information most recently available to the Company, as of April 24, 2018.
As of April 24, 2018, we had 116,671,360 outstanding shares. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days from April 24, 2018, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Number	Percent
Principal Shareholders:
Al Gharrafa Investment Company (1)	15,983,265	13.7%
Stichting Pensioenfonds Zorg en Welzijn (2)	15,531,385	13.3%
EMS Capital LP (3)	8,462,958	7.3%
Jennison Associates, LLC (3)	6,320,250	5.4%
GIC Private Limited	6,286,460	5.4%
Directors and Executive Officers as a Group*	5,178,718	4.45%
________________________________________________________________________________________________
* No single beneficially owns more than 1% based on the total number of outstanding shares.

(1)	The address of Al Gharrafa Investment Company is C/O Intertrust Corporate Services (Cayman) Limited, 190 Elgin Street, George Town, Grand Cayman, KY1-9005, Cayman Islands.

(2)	The address of Stichting Pensioenfonds Zorg en Welzijn is P.O. BOX 4001 NL-3700 KA Zeist The Netherlands.

(3)	The address of EMS Capital LP is 767 Fifth Avenue 46th floor, New York, NY 10153.

(4)	The address of Jennison Associates LLC is 466 Lexington Avenue, New York, NY 10017.

(5)	The address GIC Private Limited is 168 Robinson Road, Singapores, 068912 , Singapore.

As of April 26, 2018, 93,874,817 shares, representing 80.4% of our outstanding common shares were held by United States record holders.
B.RELATED PARTY TRANSACTIONS
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
Agriculture Partnership Agreements
Some of our agriculture partnership agreements are entered into with certain minority shareholders of the Company, for a total of 9,342.07 hectares. For the years ended December 31, 2017, 2016 and 2015, we recorded other net amount (payables) or receivables for payments in advance amounting to $(0.2) million, $(0.5) million and $(0.3) million, respectively, and recognized expenses amounting to $3.3 million, $2.9 million and $2.3 million, respectively, in connection with these agreements.
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

To see a summary of the balances and transactions with related parties, please see Note 31 to our Consolidated Financial Statements.
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
On March 21, 2016, we completed an underwritten secondary offering of 12.0 million common shares of Adecoagro offered by our shareholders Quantum Partners LP and Geosor Corporation, at a price per share to the public of $11.70 pursuant to the effective shelf registration statement described in the previous paragraph.
Advisory Service Agreement
On November 18, 2014 Adecoagro Vale do Ivinhema S.A., a Brazilian subsidiary of the company, executed an Advisory Service Agreement with Mirante Consultoria Ltda., an affiliate of Mr. Marcelo Vieira (director of the company) for a term of 12 months, and extended for four additional more months. As consideration for the provision of advisory services under the agreement, Adecoagro Vale do Ivinhema S.A. paid Mirante Consultoria Ltda. R$ 59,463 per month, which is equal to an aggregate amount of R$ 951,408 for the term of the agreement.
C.INTERESTS OF EXPERTS AND COUNSEL
Not applicable.

Item 8.    Financial Information
A.CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION.
See Item 18. Financial Statements and page F-1 through F-78 for our Consolidated Financial Statements.
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
In Argentina and Brazil we are engaged in several legal proceedings, including tax, social security, labor, civil, environmental, administrative and other proceedings, for which we have established provisions in an aggregate amount of $4.9 million as of December 31, 2017. In addition, there are currently certain legal proceedings pending in which we are involved for which we have not established provisions. In the opinion of our management, the ultimate disposition of any threatened or pending matters, either individually or on a combined basis, will not have a material adverse effect on our combined financial condition, liquidity, or results of operations other than as described below.
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
B.SIGNIFICANT CHANGES
Except as otherwise disclosed in this annual report, there has been no undisclosed significant change since the date of the annual Consolidated Financial Statements.
Item 9.    The Offer and Listing
A.OFFER AND LISTING DETAILS
Our common shares have been listed on the NYSE under the symbol “AGRO” since January 28, 2011. As of the date of this report, our issued share capital amounts to $183,572,723, represented by 122,381,815 (of which 4,643,396 were treasury shares as of December 31, 2017) shares with a nominal value of $1.50 each. All issued shares are fully paid up.
The table below sets forth, for the period indicated, the reported high and low closing prices for our common shares listed on the NYSE.

Full Financial Quarters Since Last Five Years	High	Low
First Quarter 2012	11.05	8.03
Second Quarter 2012	10.81	8.51
Third Quarter 2012	10.80	9.33
Fourth Quarter 2012	9.91	8.05
Fiscal Year Ended December 31, 2012	11.05	8.03
First Quarter 2013	9.56	7.69
Second Quarter 2013	7.94	6.05
Third Quarter 2013	7.65	6.22
Fourth Quarter 2013	8.37	7.46
Fiscal Year Ended December 31, 2013	9.56	6.05
First Quarter 2014	8.16	7.01
Second Quarter 2014	9.95	8.13
Third Quarter 2014	10.25	8.80
Fourth Quarter 2014	9.44	7.83
Fiscal Year Ended December 31, 2014	10.25	7.01
First Quarter 2015	11.10	7.75
Second Quarter 2015	10.57	9.17
Third Quarter 2015	9.46	7.59
Fourth Quarter 2015	12.45	8.11
Fiscal Year Ended December 31, 2015	12.45	7.59
First Quarter 2016	13.23	11.03
Second Quarter 2016	11.64	10.15
Third Quarter 2016	11.41	9.50
Fourth Quarter 2016	11.60	9.86
Fiscal Year Ended December 31, 2016	13.23	9.50
First Quarter 2017	12.71	10.60
Second Quarter 2017	11.70	9.82
Third Quarter 2017	10.80	9.57
Fourth Quarter 2017	11.02	8.55
Fiscal Year Ended December 31, 2017	12.71	8.55

Last 3 Months	High	Low
January 2018	10.56	9.69
February 2018	9.89	8.83
March 2018	8.92	7.33
April 2018 (to April 26, 2018)	8.09	7.52
B.PLAN OF DISTRIBUTION
Not applicable.
C.MARKETS
Our common shares have been listed on the NYSE under the symbol “AGRO” since January 28, 2011. See “—A. Offer and Listing Details.”
D.SELLING SHAREHOLDERS
Not applicable.

E.DILUTION
Not applicable.
F.EXPENSES OF THE ISSUE
Not applicable.
Item 10.    Additional Information
A.SHARE CAPITAL
Not applicable.
B.MEMORANDUM AND ARTICLES OF ASSOCIATION
The following is a summary of some of the terms of our common shares, based in particular on our articles of incorporation and the Luxembourg law of August 10, 1915 on commercial companies as amended.
Adecoagro’s shares are governed by Luxembourg law and its articles of incorporation. More information concerning shareholders’ rights can be found in the Luxembourg law on commercial companies dated August 10, 1915, as amended and the articles of incorporation.
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
In a general fashion it may grant assistance (by way of loans, advances, guarantees or securities or otherwise) to companies or other enterprises in which Adecoagro has an interest or which form part of the group of companies to which Adecoagro, belongs or any entity as Adecoagro may deem fit (including up stream or cross stream), take any controlling, management, administrative and/or supervisory measures and carry out any operation which it may deem useful in the accomplishment and development of its purposes.
Finally, Adecoagro can perform all commercial, technical and financial or other operations, connected directly or indirectly in all areas in order to facilitate the accomplishment of its purpose.
Share Capital
As of December 31, 2017 our issued share capital amounted to $183,572,722.50, represented by 122,381,815 shares in issue (of which 4,643,396 were treasury shares) with a nominal value of $1.50 each. All issued shares are fully paid up.
As of December 31, 2017 there were 118,189,329 common shares outstanding.
We have an authorized unissued share capital of $3,000,000,000, including the issued share capital as of December 31, 2017 of $183,572,722.50 and are authorized to issue up to 2,000,000,000 shares of a nominal value of $1.50 each (taking into account the shares issued as of December 31, 2017) out of such authorized share capital. Our authorized unissued share capital as of December 31, 2017 is $2,816,427,277.50.
Our articles of incorporation authorize the board of directors to issue shares within the limits of the authorized un-issued share capital at such times and on such terms as the board or its delegates may decide for a period ending on April 20, 2012 (unless it is extended, amended or renewed and we currently intend to seek renewals and/or extensions as required from time to time). Accordingly, the board may issue shares up to the number of authorized un-issued shares pursuant to the above until the latter date against contributions in cash, contributions in kind or by way of incorporation of available reserves at such times and on such terms and conditions, including the issue price, as the board of directors or its delegate(s) may in its or their discretion resolve and the general meeting of shareholders has waived and has authorized the board of directors to waive, suppress or limit, any pre-emptive subscription rights of shareholders provided for by law to the extent it deems such waiver, suppression or limitation advisable for any issue or issues of shares within the authorized share capital. Further, on April 19, 2017 the extraordinary meeting of shareholders adjusted such authorization to 5 years; this is, until April 20, 2021, in line with the amendments to the Luxembourg law of August 10, 1915 on commercial companies as amended.
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
Under Luxembourg law, existing shareholders benefit from a preemptive subscription right on the issuance of shares for cash consideration. However, our shareholders have, in accordance with Luxembourg law, authorized the board to suppress, waive or limit any preemptive subscription rights of shareholders provided by law to the extent the board deems such suppression, waiver or limitation advisable for any issuance or issuances of shares within the scope of our authorized unissued share capital. Such shares may be issued above, at or below market value (down to zero) as well as by way of incorporation of available reserves and premium for a period ending on April 2021 (unless it is extended, amended or renewed and we currently intend to seek renewals and/or extensions as required from time to time). Further, on April 19, 2017 the extraordinary meeting of shareholders adjusted the authorized un-issued share capital and related authorizations to five years; this is, until April 20, 2021, in line with the amendments to the Luxembourg law of August 10, 1915 on commercial companies as amended.

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
Issuance of Shares
Pursuant to Luxembourg law of August 10, 1915 on commercial companies as amended, the issuance of shares in Adecoagro requires the approval by the general meeting of shareholders at the quorum and majority provided for the amendment of our articles of incorporation. See “—Amendment to the Articles of Incorporation” and “—General Meeting of Shareholders”. The general meeting of shareholders may however approve an authorized unissued share capital and authorize the board of directors to issue shares up to the maximum amount of such authorized unissued share capital for a maximum period of five years. The general meeting may amend, renew or extend such authorized share capital and authorization to the board of directors to issue shares.
We have currently an authorized unissued share capital of $3,000,000,000, including the issued share capital as of December 31, 2017 of $183,572,722.50, and are authorized to issue up to 2,000,000,000 shares of a nominal value of $1.50 each (taking into account the shares already issued) out of such authorized share capital. As of December 31, 2017 the un-issued share capital was $2,816,427,277.50. Our board has been authorized to issue shares within the limits of the authorized un-issued share capital at such times and on such terms as the board or its delegates may decide for a period ending on April 20, 2021 (unless it is extended, amended or renewed and we currently intend to seek renewals and/or extensions as required from time to time). Further, on April 19, 2017 the extraordinary meeting of shareholders adjusted the authorized un-issued share capital and related authorizations to 5 years; until April 20, 2021, in line with the amendments to the Luxembourg law of August 10, 1915 on commercial companies as amended. Accordingly, the board may issue shares up to the total number of authorized un-issued shares until the latter date against contributions in cash, contributions in kind or by way of incorporation of available reserves at such times and on such terms and conditions, including the issue price, as the board of directors or its delegate(s) may in its or their discretion resolve while waiving, suppressing or limiting, any pre-emptive subscription rights of shareholders provided for by law to the extent it deems such waiver, suppression or limitation advisable for any issue or issues of shares within the authorized share capital.
Our articles provide that no fractional shares may be issued.
Our shares have no conversion rights and there are no redemption or sinking fund provisions applicable to our common shares.
Preemptive Rights
Unless limited or cancelled by the board of directors as described above, holders of our shares have a pro rata preemptive right to subscribe for any new shares issued for cash consideration. Our articles provide that, in the event of an increase of the issued share capital by the board of directors within the limits of the authorized un-issued share capital, preemptive rights can be waived, suppressed or limited by the board of directors for a period ending on April 20, 2021. On April 19, 2017 the extraordinary meeting of shareholders adjusted such authorization to 5 years; until April 20, 2021, in line with the amendments to the Luxembourg law of August 10, 1915 on commercial companies as amended.
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
The general meeting of shareholders has authorized that the Company, and/or any wholly-owned subsidiary (and/or any person acting on their behalf), may purchase, acquire, receive or hold shares in the Company under article 430-15 of the Luxembourg law of August 10, 1915, as amended, from time to time up to 20% of the issued share capital, on the following terms and on such terms as referred to below and as shall further be determined by the board of directors of the Company, such authorization being valid (subject to renewal) for a period of five years from January 10, 2011. Such period was thereafter extended to end on April 20, 2021.
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
C.MATERIAL CONTRACTS
See “Item 4. Information on the Company—B. Business Overview.”
D.EXCHANGE CONTROLS
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
In addition, on August 8, 2016, the Argentine Central Bank issued Communication “A” 6037, which repealed most of the restrictions to purchase currency and those relating to the inflow and outflow of funds into and from Argentina (except for the obligation of Argentine exporters of goods and services to repatriate to the FX Market foreign currency proceeds from exportation transactions, such as receivables relating to the exportation of goods, which shall also be settled through the foreign exchange market).
Furthermore, on May 19, 2017, the Central Bank issued Communication ‘‘A’’ 6244, which entered into effect on July 1, 2017 and was amended by Communication ‘‘A’’ 6312 dated August 30, 2017, and pursuant to which new regulations regarding access to the foreign exchange market were established, essentially abrogating all prior regulations on the matter. Pursuant to these regulations:
The principle of a free foreign exchange market is established.
The obligation to carry out any exchange operation through an authorized entity is maintained.
The restrictions regarding hours to operate in the MULC are eliminated.
The obligation of Argentine residents to comply with the ‘‘Survey of foreign assets and liabilities’’ (Communication ‘‘A’’ 6401) is maintained and in force, even if there had been no inflow of funds to the MULC and/or no future access to it for the operations to be declared.
On November 1, 2017, the Argentine executive branch issued Decree No. 893/2017 (complemented by Communication ‘‘A’’ 6363 of the Central Bank dated November 10, 2017) pursuant to which foreign exchange restrictions related to exports of goods and services that continued to be in place (Mercado Único y Libre de Cambios) were eliminated, including the obligation of Argentine residents to transfer to Argentina and sell in the FX Market the proceeds of their exports of goods within the applicable deadline.
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
E.TAXATION
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
Luxembourg resident corporate holders
Capital gains realized upon the disposal of shares by a fully taxable resident corporate holder will in principle be subject to corporate income tax and municipal business tax. The combined applicable rate (including an unemployment fund contribution) is 26.01% for the fiscal year ending 2018 for a corporate holder established in Luxembourg-City. An exemption from such taxes may be available to the holder pursuant to article 166 of the Luxembourg Income Tax Law subject to the fulfilment of the conditions set forth therein. The scope of the capital gains exemption can be limited in the cases provided by the Grand Ducal Decree of December 21, 2001.
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
No withholding tax applies if the distribution is made to (i) a Luxembourg resident corporate holder (that is, a fully taxable entity within the meaning of Article 159 of the Luxembourg Income Tax Law), (ii) an undertaking of collective character which is resident of a Member State of the European Union and is referred to by article 2 of the Council Directive of 2011/96 concerning the common fiscal regime applicable to parent and subsidiary companies of different member states of November 20, 2011 (the "Parent Subsidiary Directive"), (iii) a corporation or a cooperative company resident in Norway, Iceland or Liechtenstein and subject to a tax comparable to corporate income tax as provided by the Luxembourg Income Tax Law, (iv) an undertaking with a collective character subject to a tax comparable to corporate income tax as provided by the Luxembourg Income Tax Law which is resident in a country that has concluded a tax treaty with Luxembourg, (v) a Luxembourg permanent establishment of one of the afore-mentioned categories and (vi) a corporation company resident in Switzerland which is subject to corporate income tax in Switzerland without benefiting from an exemption, provided that at the date of payment, the holder holds or commits to hold directly or through a tax transparent vehicle, during an uninterrupted period of at least twelve months, shares representing at least 10% of the share capital of Adecoagro or acquired for an acquisition price of at least EUR 1,200,000, and provided that the dividend recipient is not excluded to benefit from the Parent Subsidiary Directive under its mandatory general anti-avoidance rule, as implemented in Luxembourg.
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
Under rules to prevent expatriation of and by U.S. corporations and certain U.S. partnerships under Code section 7874(b), we would be treated as a U.S. domestic corporation if for this purpose (i) we were deemed to have acquired substantially all of the assets constituting the trade or business of a U.S. domestic partnership and (ii) former members of IFH were deemed to own at least 80% of our stock by reason of the transfer of those trade or business assets (ignoring stock issued in the IPO for purposes of the 80% threshold) and (iii) we were found not to conduct substantial business activities in Luxembourg. In that event, we would be subject to U.S. federal net income tax on our worldwide income and dividends we pay to non-U.S. shareholders would be subject to U.S. federal withholding tax at a 30% rate (subject to reduction, to the extent the beneficial owner of the dividend is entitled to claim a reduced rate of withholding under an applicable income tax treaty).
We believe that the restructuring transactions executed prior to or in connection with the IPO should not be subject to section 7874(b). Accordingly, we do not believe that we will be subject to U.S. federal income tax on our worldwide income nor do we anticipate paying dividends subject to U.S. federal withholding tax. However, the relevant rules are unclear in certain respects and there is limited guidance on the application of the rules to acquisitions of partnerships or partnership assets constituting a trade or business. Accordingly, we cannot assure you that the IRS will not seek to assert that we are a U.S. domestic corporation, which assertion if successful could materially increase our U.S. federal income tax liability. Prospective holders who are non-United States persons should also note that, in that event, we would be required to withhold tax from any dividends we pay to non-U.S. Holders (subject to any applicable income tax treaties applicable to those non-U.S. Holders).
Shareholders are urged to consult their own tax advisors about the possible application of section 7874. The remainder of this discussion assumes that we are not treated as a U.S. corporation for U.S. federal income tax purposes.
Material U.S. Federal Income Tax Considerations for U.S-. Holders
The following is a discussion of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of our common shares. This discussion applies only to beneficial owners of common shares that are “U.S. Holders” (as defined below), who have purchased our common shares in the open market and that hold our common shares as “capital assets” for U.S. federal income tax purposes (generally, property held for investment). This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, (the “Code”), final, temporary and proposed Treasury regulations, administrative pronouncements and judicial decisions, all as currently in effect and all of which are subject to change (possibly with retroactive effect) and to differing interpretations.
This discussion does not address all U.S. federal income tax considerations that may be relevant to a particular holder based on its particular circumstances, and you are urged to consult your own tax advisor regarding your specific tax situation. For example, the discussion does not address the tax considerations that may be relevant to U.S. Holders in special tax situations, such as:

•	insurance companies;

•	tax-exempt organizations (including private foundations);

•	brokers or dealers in securities or currencies and traders in securities that elect to mark to market;

•	banks and financial institutions;

•	partnerships or other pass-through entities;

•	real estate investment trusts and regulated investment companies;

•	companies that accumulate earnings to avoid U.S. federal income tax;

•	persons who acquire common shares through the exercise of options or other compensation arrangements;

•	S corporations;

•	accrual-method taxpayers subject to special tax accounting rules under Section 451(b) of the Code;

•	holders whose functional currency for U.S. federal income tax purposes is not the U.S. dollar or that hold shares through non-U.S. brokers of other non-U.S. intermediaries;

•	certain former U.S. citizens or residents or U.S. expatriates;

•	holders that hold our common shares as part of a hedge, straddle or conversion or other integrated transaction; or

•	holders that own, directly, indirectly, or constructively, 10% or more of the total combined voting power of our common shares.
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

If a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) owns our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partnership that owns our common shares, and partners in such a partnership, should consult their own tax advisors, including the potential impact of recently enacted legislation (P.L. 115-97) commonly referred to as the Tax Cut and Jobs Act (the “Act”).

You should consult your own tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of purchase, ownership and disposition of our common shares in your particular circumstances, including the potential impact of the Act.
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
Taxation of Dividends
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
Dividends received by U.S. Holders will constitute foreign-source income and will, depending on the U.S. Holder's cricumstances, generally be “passive” or “general” or "foreign branch" income for U.S. foreign tax credit purposes. Subject to limitations under U.S. federal income tax law concerning credits or deductions for foreign taxes and certain exceptions for short-term and hedged positions, a Luxembourg withholding tax imposed on dividends described above under “Material Luxembourg Tax Considerations for Holders of Shares—Tax regime applicable to distributions—Withholding tax” should be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or at a U.S. Holder’s election, may be deducted in computing taxable income if the U.S. Holder has elected to deduct all foreign income taxes for the taxable year). Special limitations on foreign tax credits apply to dividends subject to the preferential rate of taxation for qualified dividends. The rules with respect to foreign tax credits and deductions are complex and U.S. Holders are urged to consult their independent tax advisors regarding the availability of the foreign tax credit under their particular circumstances.
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
F.DIVIDENDS AND PAYING AGENTS
Not applicable.
G.STATEMENT BY EXPERTS
Not applicable.
H.DOCUMENTS ON DISPLAY
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
I.SUBSIDIARY INFORMATION
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
Item 12.    Description of Securities Other than Equity Securities
A.DEBT SECURITIES
Not applicable.
B.WARRANTS AND RIGHTS
Not applicable.
C.OTHER SECURITIES
Not applicable.
D.AMERICAN DEPOSITORY SHARES
Not applicable.

PART II
Item 13.    Defaults, Dividend Arrearages and Delinquencies
Not applicable.
Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.
Item 15.    Controls and Procedures
a) Disclosure Controls and Procedures
Our company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, of the effectiveness of our disclosure controls and procedures as of December 31, 2017. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on this evaluation, our company’s Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective as of December 31, 2017.
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
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedure may deteriorate. The Company, with the participation of its Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017.
We assessed the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2017. In making this assessment, management used the criteria established in “Internal Control — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). As a result of this assessment, the Company’s management has determined that the Company’s internal control over financial reporting was effective as of December 31, 2017.
c) Attestation Report of the Registered Public Accounting Firm
The effectiveness of the Company’s internal control over financial reporting as of December 31, 2017 has been audited by Price Waterhouse & Co S.R.L, an independent registered public accounting firm, our independent auditor, as stated in their report which is included herein at page F-2 of our Consolidated Financial Statements.
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
A.Audit Committee Financial Expert
Our audit committee consists of four independent directors: Mr. Plínio Musetti, Mr. Mark Schachter, Mr. Daniel González and Mr. Andrés Velasco Brañes. Our board of directors has determined that Mr. Mark Schachter has the attributes of an “audit committee financial expert” and is independent within the meaning of this Item 16A and satisfies the financial literacy requirements of the NYSE.
B.Code of Ethics
We have adopted a code of ethics and business conduct that applies to our directors, executive officers and all employees. The text of our code of ethics is posted on our web site at: www.adecoagro.com.
C.Principal Accountant Fees and Services
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

	For the year ended December 31,
	(in thousands of $)
	2017	2016
Audit Fees(1)	1,481	1,233
Tax fees(2)	38	25
Total	1,519	1,258

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
During the fiscal year ended December 31, 2017 and 2016, no non-audit-related services were provided by our principal auditors.
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
The Audit Committee or its Chairman, or any member of the Audit Committee to whom such authority is delegated, may approve in advance any permitted audit or permitted non-audit services and fees up to a predetermined amount. The Audit Committee is authorized to establish other policies and procedures for the pre-approval of such services and fees. The Audit Committee approved all of the non-audit services described above and determined that the provision of such services is compatible with maintaining the independence of Price Waterhouse & Co. S.R.L.
D.Exemptions from the Listing Standards for Audit Committees
Not applicable.

E.Purchases of Equity Securities by the Issuer and Affiliated Purchasers

	(a) Total Number of Shares (Units) Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that may yet be Purchased Under the Plans or Programs
09/1/2013-09/30/2013	55,899	7.52	55,899	6,063,192
10/01/2013-10/31/2013	74,676	7.61	74,676	5,988,516
11/1/2013-11/30/2013	59,273	7.88	59,273	5,929,243
12/1/2013-12/31/2013	464,606	7.84	464,606	5,464,637
1/1/2014-1/31/2014	785,517	7.71	785,517	4,679,120
2/1/2014-2/28/2014	828,883	7.69	828,883	3,850,237
3/1/2014-3/31/2015	74,992	7.84	74,992	3,775,245
8/1/2015-8/31/2014	2,747	7.98	2,747	6,063,192
9/1/2015-9/30/2015	37,052	7.93	37,052	6,026,140
10/1/2015-10/31/2015	448	7.99	448	6,025,692
9/1/2016-9/30/2016	93,939	10.95	93,939	6,063,192
11/1/2016-11/30/2016	38,949	10.79	38,949	6,024,243
12/1/2016-12/31/2016	323,844	10.26	323,844	5,700,399
1/1/2017-1/31/2017	114,079	10.79	114,079	5,586,320
4/1/2017-4/30/2017	73,059	11.14	73,059	5,513,261
5/1/2017-5/31/2017	2,400	10.99	2,400	5,510,861
6/1/2017-6/30/2017	637,240	10.33	637,240	4,708,864
7/1/2017-7/31/2017	164,757	9.94	164,757	4,640,198
8/1/2017-8/31/2017	68,666	9.83	68,666	4,606,332
9/1/2017-9/30/2017	33,866	10.12	33,866	6,027,190
10/1/2017-10/31/2017	54,452	10.47	54,452	5,972,738
11/1/2017-11/30/2017	1,702,545	9.30	1,702,545	4,270,193
12/1/2017-12/31/2017	998,381	10.03	998,381	3,271,812
1/1/2018-1/31/2018	678,186	10.00	678,186	2,593,626
2/1/2018-2/28/2018	718,067	9.31	718,067	1,875,559
4/1/2018-4/26/2018	217,331	7.90	217,331	1,658,228
Total	8,303,854	9.20	8,303,854
 The total number of shares purchased set forth above were purchased pursuant to the Company´s Repurchase Program adopted on September 12, 2013. See “Item 10 – Additional Information – Repurchase of Shares”.
F.Change in Registrant’s Certifying Accountant
Not applicable.
G.Corporate Governance
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
H.Mine Safety Disclosure
Not applicable.
PART III

Item 17.	Financial Statements

We have responded to Item 18 in lieu of responding to this item.

Item 18.	Financial Statements.

See pages F-1 through F-78 of this annual report.

Item 19.	Exhibits

Exhibit Number	Description
1.1	Amended and Restated Articles of Association of Adecoagro S.A. dated April 19,2017.

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

4.43
Indenture dated as of September 21, 2017 by and among Adecoagro S.A., as issuer, Adeco Agropecuaria S.A., Pilaga S.A., Adecoagro Brasil Participações S.A., Adecoagro Vale Do Ivinhema S.A., Usina Monte Alegre Ltda., as Subsidiary guarantors, and The Bank of New York Mellon, as Trustee, Registrar, and Paying Agent.

8.1	Subsidiaries of Adecoagro S.A. as of April 27, 2018.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Cushman & Wakefield Argentina S.A.

15.2	Consent of Price Waterhouse & Co. S.R.L.

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Adecoagro S.A.

/s/ Mariano Bosch
Name: Mariano Bosch
Title: Chief Executive Officer
Date: April 27, 2018

Adecoagro S.A.

Consolidated Financial Statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Adecoagro S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Adecoagro S.A. and its subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

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

Buenos Aires, Argentina.
April 27, 2018

/s/ PRICE WATERHOUSE & CO. S.R.L.
/s/ (Partner)
Jorge Frederico Zabaleta

We have served as the Company’s auditor since 2008.

Legal information

Denomination: Adecoagro S.A.

Legal address: Vertigo Naos Building, 6, Rue Eugène Ruppert, L-2453, Luxembourg

Company activity: Agricultural and agro-industrial
Date of registration: June 11, 2010
Expiration of company charter: No term defined
Number of register (RCS Luxembourg): B153.681
Capital stock: 122,381,815 common shares (of which 4,643,396 are treasury shares)

Adecoagro S.A.
Consolidated Statements of Income
for the years ended December 31, 2017, 2016 and 2015
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2017	2016	2015
Sales of goods and services rendered	4	933,178	869,235	674,314
Cost of goods sold and services rendered	5	(766,727)	(678,581)	(557,786)
Initial recognition and changes in fair value of biological assets and agricultural produce	15	63,220	125,456	54,528
Changes in net realizable value of agricultural produce after harvest		8,852	(5,841)	14,691
Margin on manufacturing and agricultural activities before operating expenses		238,523	310,269	185,747
General and administrative expenses	6	(57,299)	(50,750)	(48,425)
Selling expenses	6	(95,399)	(80,673)	(70,268)
Other operating income, net	8	39,461	(8,297)	31,066
Share of loss of joint venture	16	—	—	(2,685)
Profit from operations		125,286	170,549	95,435
Finance income	9	11,744	7,957	9,150
Finance costs	9	(131,349)	(165,380)	(116,890)
Financial results, net	9	(119,605)	(157,423)	(107,740)
Profit / (Loss) before income tax		5,681	13,126	(12,305)
Income tax benefit / (expense)	10	6,068	(9,387)	7,954
Profit / (Loss) for the year		11,749	3,739	(4,351)

Attributable to:
Equity holders of the parent		9,972	2,039	(5,593)
Non-controlling interest		1,777	1,700	1,242

Earnings / (Loss) per share from operations attributable to the equity holders of the parent during the year:
Basic earnings per share	11	0.083	0.017	(0.046)
Diluted earnings per share	11	0.082	0.017	(0.046)

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Comprehensive Income
for the years ended December 31, 2017, 2016 and 2015
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	2017	2016	2015
Profit / (Loss) for the year	11,749	3,739	(4,351)
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	(15,264)	39,496	(178,146)
Cash flow hedge, net of tax (Note 2)	12,608	100,615	(94,851)
Other comprehensive (loss) / income for the year	(2,656)	140,111	(272,997)
Total comprehensive income / (loss) for the year	9,093	143,850	(277,348)

Attributable to:
Equity holders of the parent	8,399	143,603	(275,077)
Non-controlling interest	694	247	(2,271)

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Financial Position
as of December 31, 2017 and 2016
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2017	2016
ASSETS
Non-Current Assets
Property, plant and equipment, net	12	820,931	802,608
Investment property	13	2,271	2,666
Intangible assets, net	14	17,192	17,252
Biological assets	15	11,276	8,516
Deferred income tax assets	10	43,437	38,586
Trade and other receivables, net	18	22,107	17,412
Other assets		535	566
Total Non-Current Assets		917,749	887,606
Current Assets
Biological assets	15	156,718	136,888
Inventories	19	108,919	111,754
Trade and other receivables, net	18	150,107	157,528
Derivative financial instruments	17	4,483	3,398
Other assets		30	24
Cash and cash equivalents	20	269,195	158,568
Total Current Assets		689,452	568,160
TOTAL ASSETS		1,607,201	1,455,766
SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	22	183,573	183,573
Share premium	22	908,934	937,250
Cumulative translation adjustment		(541,545)	(527,364)
Equity-settled compensation		17,852	17,218
Cash flow hedge	2	(24,691)	(37,299)
Treasury shares		(6,967)	(1,859)
Reserve from the sale of non-controlling interests in subsidiaries	21	41,574	41,574
Retained earnings		60,984	50,998
Equity attributable to equity holders of the parent		639,714	664,091
Non-controlling interest		5,417	7,582
TOTAL SHAREHOLDERS EQUITY		645,131	671,673
LIABILITIES
Non-Current Liabilities
Trade and other payables	25	827	1,427
Borrowings	26	663,060	430,304
Deferred income tax liabilities	10	10,457	14,689
Payroll and social liabilities	27	1,240	1,235
Derivatives financial instruments	17	—	662
Provisions for other liabilities	28	4,078	3,299
Total Non-Current Liabilities		679,662	451,616
Current Liabilities
Trade and other payables	25	98,423	92,158
Current income tax liabilities		503	1,387
Payroll and social liabilities	27	27,267	26,844
Borrowings	26	154,898	205,092
Derivative financial instruments	17	552	6,406
Provisions for other liabilities	28	765	590
Total Current Liabilities		282,408	332,477
TOTAL LIABILITIES		962,070	784,093
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		1,607,201	1,455,766

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Changes in Shareholders’ Equity
for the years ended December 31, 2017, 2016 and 2015
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share capital (Note 22)	Share premium (Note 22)	Cumulative translation adjustment	Equity-settled compensation	Cash flow hedge (*)	Treasury shares	Reserve from the sale of non- controlling interests in subsidiaries	Retained earnings	Subtotal	Non- controlling interest	Total shareholders’ equity
Balance at January 1, 2015	183,573	933,044	(397,560)	16,735	(43,064)	(2,840)	25,508	54,242	769,638	7,589	777,227
Loss for the year	—	—	—	—	—	—	—	(5,593)	(5,593)	1,242	(4,351)
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	(174,637)	—	—	—	—	—	(174,637)	(3,509)	(178,146)
Cash flow hedge (*)	—	—	—	—	(94,847)	—	—	—	(94,847)	(4)	(94,851)
Other comprehensive income for the year	—	—	(174,637)	—	(94,847)	—	—	—	(269,484)	(3,513)	(272,997)
Total comprehensive income for the year	—	—	(174,637)	—	(94,847)	—	—	(5,593)	(275,077)	(2,271)	(277,348)

Employee share options (Note 23)
- Exercised	—	1,786	—	(603)	—	316	—	—	1,499	—	1,499
- Forfeited	—	—	—	(146)	—	—	—	146	—	—	—
Restricted shares (Note 23):
- Value of employee services	—	—	—	4,396	—	—	—	—	4,396	—	4,396
- Vested	—	3,103	—	(3,751)	—	648	—	—	—	—	—
Purchase of own shares (Note 22)	—	(259)	—	—	—	(60)	—	—	(319)	—	(319)
Sale of non-controlling interests in subsidiaries (Note 21)	—	—	3,881	—	—	—	16,066	—	19,947	2,017	21,964
Balance at December 31, 2015	183,573	937,674	(568,316)	16,631	(137,911)	(1,936)	41,574	48,795	520,084	7,335	527,419

(*) Net of 49,106 of income tax.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Changes in Shareholders’ Equity
for the years ended December 31, 2017, 2016 and 2015
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share capital (Note 22)	Share premium (Note 22)	Cumulative translation adjustment	Equity-settled compensation	Cash flow hedge (*)	Treasury shares	Reserve from the sale of non- controlling interests in subsidiaries	Retained earnings	Subtotal	Non- controlling interest	Total shareholders’ equity
Balance at January 1, 2016	183,573	937,674	(568,316)	16,631	(137,911)	(1,936)	41,574	48,795	520,084	7,335	527,419
Profit for the year	—	—	—	—	—	—	—	2,039	2,039	1,700	3,739
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	40,952	—	—	—	—	—	40,952	(1,456)	39,496
Cash flow hedge (*)	—	—	—	—	100,612	—	—	—	100,612	3	100,615
Other comprehensive income for the year	—	—	40,952	—	100,612	—	—	—	141,564	(1,453)	140,111
Total comprehensive income for the year	—	—	40,952	—	100,612	—	—	2,039	143,603	247	143,850

Employee share options (Note 23):
- Exercised	—	438	—	(140)	—	82	—	—	380	—	380
- Forfeited	—	—	—	(164)	—	—	—	164	—	—	—
Restricted shares (Note 23):
- Value of employee services	—	—	—	4,796	—	—	—	—	4,796	—	4,796
- Vested	—	3,225	—	(3,905)	—	680	—	—	—	—	—
Purchase of own shares (Note 22)	—	(4,087)	—	—	—	(685)	—	—	(4,772)	—	(4,772)
Balance at December 31, 2016	183,573	937,250	(527,364)	17,218	(37,299)	(1,859)	41,574	50,998	664,091	7,582	671,673

(*) Net of (52,282) of income tax.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Changes in Shareholders’ Equity
for the years ended December 31, 2017, 2016 and 2015
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share capital (Note 22)	Share premium (Note 22)	Cumulative translation adjustment	Equity-settled compensation	Cash flow hedge (*)	Treasury shares	Reserve from the sale of non- controlling interests in subsidiaries	Retained earnings	Subtotal	Non- controlling interest	Total shareholders’ equity
Balance at January 1, 2017	183,573	937,250	(527,364)	17,218	(37,299)	(1,859)	41,574	50,998	664,091	7,582	671,673
Profit for the year	—	—	—	—	—	—	—	9,972	9,972	1,777	11,749
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	(14,181)	—	—	—	—	—	(14,181)	(1,083)	(15,264)
Cash flow hedge (*)	—	—	—	—	12,608	—	—	—	12,608	—	12,608
Other comprehensive income for the year	—	—	(14,181)	—	12,608	—	—	—	(1,573)	(1,083)	(2,656)
Total comprehensive income for the year	—	—	(14,181)	—	12,608	—	—	9,972	8,399	694	9,093

Employee share options (Note 23):
- Exercised	—	50	—	(21)	—	10	—	—	39	—	39
- Forfeited	—	—	—	(14)	—	—	—	14	—	—	—
Restricted shares (Note 23):
- Value of employee services	—	—	—	5,552	—	—	—	—	5,552	—	5,552
- Vested	—	4,149	—	(4,883)	—	734	—	—	—	—	—
Purchase of own shares (Note 22)	—	(32,515)	—	—	—	(5,852)	—	—	(38,367)	—	(38,367)
Dividends	—	—	—	—	—	—	—	—	—	(2,859)	(2,859)
Balance at December 31, 2017	183,573	908,934	(541,545)	17,852	(24,691)	(6,967)	41,574	60,984	639,714	5,417	645,131

(*) Net of 8,715 of income tax.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Cash Flows
for the years ended December 31, 2017, 2016 and 2015
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2017	2016	2015
Cash flows from operating activities:
Profit / (Loss) for the year		11,749	3,739	(4,351)
Adjustments for:
Income tax (benefit) / expense	10	(6,068)	9,387	(7,954)
Depreciation	12	150,071	126,799	103,816
Amortization	14	936	701	585
Gain from disposal of farmlands and other assets	8	—	—	(7,914)
Loss/(Gain) from the disposal of other property items	8	986	1,255	(721)
Equity settled share-based compensation granted	7	5,552	4,796	4,396
(Gain) / Loss from derivative financial instruments and forwards	8, 9	(38,679)	21,745	(17,686)
Interest and other financial expense, net	9	53,446	44,734	43,822
Initial recognition and changes in fair value of non harvested biological assets (unrealized)	3	(14,645)	(9,811)	(11,326)
Changes in net realizable value of agricultural produce after harvest (unrealized)	3	(2,371)	90	(4,406)
Provision and allowances		825	341	(79)
Share of loss from joint venture	16	—	—	2,685
Foreign exchange losses, net	9	38,708	19,062	23,423
Cash flow hedge – transfer from equity	9	20,758	85,214	32,700
Subtotal		221,268	308,052	156,990
Changes in operating assets and liabilities:
(Increase) in trade and other receivables		(9,476)	(30,996)	(2,300)
(Increase) in inventories		(4,089)	(22,301)	(9,275)
(Increase) in biological assets		(18,013)	(23,677)	(20,154)
Decrease / (Increase) in other assets		2	83	(871)
Decrease / (Increase) in derivative financial instruments		40,910	(17,892)	25,880
Increase / (Decrease) in trade and other payables		6,555	39,054	(9,871)
Increase in payroll and social security liabilities		1,953	3,052	4,996
Increase in provisions for other liabilities		855	1,175	21
Net cash generated from operating activities before taxes paid		239,965	256,550	145,416
Income tax paid		(2,860)	(1,149)	(230)
Net cash generated from operating activities		237,105	255,401	145,186

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Cash Flows (Continued)
for the years ended December 31, 2017, 2016 and 2015
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2017	2016	2015
Cash flows from investing activities:
Purchases of property, plant and equipment	12	(198,550)	(132,392)	(141,464)
Purchase of cattle and non current biological assets	15	(1,694)	(1,713)	(306)
Purchases of intangible assets	14	(2,141)	(1,218)	(1,203)
Interest received	9	11,230	7,671	8,201
Proceeds from disposal of other property items		2,820	2,215	1,303
Proceeds from sale of farmland and other assets	21	—	—	12,610
Proceeds from disposal of subsidiaries	21	—	3,423	3,890
Loans to joint venture		—	—	(8,082)
Net cash used in investing activities		(188,335)	(122,014)	(125,051)

Cash flows from financing activities:
Issuance of senior notes	26	495,678	—	—
Proceeds from long-term borrowings	26	232,433	167,385	299,343
Payments of long-term borrowings	26	(602,700)	(277,913)	(165,455)
Proceeds from short-term borrowings	26	106,730	257,395	211,045
Payments of short-term borrowings	26	(64,787)	(272,033)	(208,309)
Interest paid		(41,612)	(48,400)	(48,438)
Prepayment related expenses		(6,080)	—	—
Net proceeds from the sale of non-controlling interest in subsidiaries	21	—	—	21,964
Proceeds from equity settled shared-based compensation exercised		39	380	1,259
Payment of derivatives financial instruments		(9,476)	(3,724)	(18,676)
Purchase of own shares		(38,367)	(4,772)	(320)
Dividends paid to non-controlling interest		(1,664)	—	—
Net cash generated/used from financing activities		70,194	(181,682)	92,413
Net increase / (decrease) in cash and cash equivalents		118,964	(48,295)	112,548
Cash and cash equivalents at beginning of year	20	158,568	198,894	113,795
Effect of exchange rate changes on cash and cash equivalents		(8,337)	7,969	(27,449)
Cash and cash equivalents at end of year	20	269,195	158,568	198,894

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

These consolidated financial statements have been approved for issue by the Board of Directors on March 13, 2018.

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

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Financial risk management (continued)

	2017
	Subsidiaries’ functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Argentine Peso	(21,958)	—	—	—	(21,958)
Brazilian Reais	—	(17,134)	—	—	(17,134)
US Dollar	(204,446)	(461,966)	20,451	124,125	(521,836)
Uruguayan Peso	—	—	(1,101)	—	(1,101)
Total	(226,404)	(479,100)	19,350	124,125	(562,029)

	2016
	Subsidiaries’ functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Argentine Peso	1,518	—	—	—	1,518
Brazilian Reais	—	(203,070)	—	—	(203,070)
US Dollar	(44,088)	(307,088)	(7,714)	78,801	(280,089)
Uruguayan Peso	—	—	(35)	—	(35)
Total	(42,570)	(510,158)	(7,749)	78,801	(481,676)

The Group’s analysis shown on the tables below is carried out based on the exposure of each functional currency subsidiary against the US dollar. The Group estimated that, other factors being constant, a hypothetical 10% appreciation/depreciation of the US dollar against the respective functional currencies for the years ended December 31, 2017 and 2016 would have decreased/increased the Group’s Profit before income tax for the year. A 10% depreciation of the US dollar against the functional currencies would have an equal and opposite effect on the income statement. A portion of this effect would have been recognized as other comprehensive income since a portion of the Company’s borrowings was used as cash flow hedge of the foreign exchange rate risk of a portion of its highly probable future sales in US dollars (see Hedge Accounting - Cash Flow Hedge below for details).

		Functional currency
Net monetary position		Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
2017	US Dollar	(20,445)	(46,197)	2,045	(64,597)
2016	US Dollar	(4,409)	(30,709)	(771)	(35,889)

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

Hedge Accounting Cash Flow Hedge

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

respectively. As of December 31, 2017 and 2016, approximately 24.6% and 18.1%, respectively, of projected sales qualify as highly probable forecast transactions for hedge accounting purposes and were designated as hedged items.

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

The Company expects that the cash flows will occur and affect profit or loss between 2018 and 2022.

For the year ended December 31, 2017, a total amount before income tax of US$ 530 gain (US$ 67,683 loss in 2016) was recognized in other comprehensive income and an amount of US$ 20,758 loss (US$ 85,214 loss in 2016) was reclassified from equity to profit or loss within “Financial results, net”.

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

committed credit facilities and the ability to close out market positions. The Group's ability to fund its existing and prospective debt requirements is managed by maintaining diversified funding sources with adequate available funding lines from high quality lenders; and reaching to have long-term financial facilities. During 2017 the Company issued a 10 years Note, which improved the maturity of the borrowings (see Note 26).

As of December 31, 2017, cash and cash equivalents of the Group totaled U$S 269.2 million, which could be used for managing liquidity risk.

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

At December 31, 2017	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 Years	Total
Trade and other payables	85,239	557	49	221	86,066
Borrowings	197,975	96,867	56,486	797,226	1,148,554
Derivative financial instruments	552	—	—	—	552
Total	283,766	97,424	56,535	797,447	1,235,172

At December 31, 2016	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 Years	Total
Trade and other payables	79,715	1,082	19	326	81,142
Borrowings	239,588	218,717	221,036	35,702	715,043
Derivative financial instruments	6,406	662	—	—	7,068
Total	325,709	220,461	221,055	36,028	803,253

•	Interest rate risk

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

The analysis for the year ended December 31, 2017 and 2016 is as follows:

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Financial risk management (continued)

	2017
	Subsidiaries’ functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Fixed rate:
Argentine Peso	6,448	—	—	—	6,448
Brazilian Reais	—	96,951	—	—	96,951
US Dollar	68,963	34,675	10,010	504,004	617,652
Subtotal fixed-rate borrowings	75,411	131,626	10,010	504,004	721,051
Variable rate:
Brazilian Reais	—	27,668	—	—	27,668
US Dollar	49,599	19,535	—	—	69,134
Subtotal variable-rate borrowings	49,599	47,203	—	—	96,802
Total borrowings as per analysis	125,010	178,829	10,010	504,004	817,853
Finance leases	105	—	—	—	105
Total borrowings as per statement of financial position	125,115	178,829	10,010	504,004	817,958

	2016
	Subsidiaries’ functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Fixed rate:
Argentine Peso	1,005	—	—	—	1,005
Brazilian Reais	—	131,495	—	—	131,495
US Dollar	15,065	37,937	29,069	—	82,071
Subtotal fixed-rate borrowings	16,070	169,432	29,069	—	214,571
Variable rate:
Brazilian Reais	—	65,408	—	—	65,408
US Dollar	48,677	306,559	—	—	355,236
Subtotal variable-rate borrowings	48,677	371,967	—	—	420,644
Total borrowings as per analysis	64,747	541,399	29,069	—	635,215
Finance leases	181	—	—	—	181
Total borrowings as per statement of financial position	64,928	541,399	29,069	—	635,396

For the years ended December 31, 2017 and 2016, if interest rates on floating-rate borrowings had been 1% higher with all other variables held constant, the Group’s Profit before income tax for the years would have decreased as shown below. A 1% decrease in interest rates would have an equal and opposite effect on the income statement.

	2017
	Subsidiaries’ functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Variable rate:
Brazilian Reais	—	(277)	—	—	(277)
US Dollar	(496)	(195)	—	—	(691)
Total effects on profit before income tax	(496)	(472)	—	—	(968)

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Financial risk management (continued)

	2016
	Subsidiaries’ functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reias	Uruguayan Peso	US Dollar	Total
Variable rate:
Brazilian Reais	—	(654)	—	—	(654)
US Dollar	(487)	(3,066)	—	—	(3,553)
Total effects on profit before income tax	(487)	(3,720)	—	—	(4,207)

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

The Group sells to a large base of customers. Type and class of customers may differ depending on the Group’s business segments. For the years ended December 31, 2017 and 2016, more than 97% and 95%, respectively, of the Group’s sales of crops were sold to 111 and 121 well-known customers (both multinational and local) with good credit history with the Group. In the Sugar, Ethanol and Energy segment, sales of ethanol were concentrated in 7 and 35 customers, which represented 100% and 96% of total sales of ethanol for the years ended December 31, 2017 and 2016, respectively. Approximately 87% and 71% of the Group’s sales of sugar were concentrated in 24 and 20 well-known traders for the years ended December 31, 2017 and 2016, respectively. The remaining 13% and 29%, which mainly relates to “crystal sugar”, were dispersed among several customers. In 2017 and 2016, energy sales are 99% and 96% concentrated in 32 major customers. In the dairy segment, 100% and 85% of the sales were concentrated in 29 and 14 well-known customers in 2017 and 2016, respectively.

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

The Group is exposed to counterparty credit risk on cash and cash equivalent balances. The Group holds cash on deposit with a number of financial institutions. The Group manages its credit risk exposure by limiting individual deposits to clearly defined limits. The Group only deposits with high quality banks and financial institutions. As of December 31, 2017 and 2016, the total amount of cash and cash equivalents mainly comprise cash in banks and short-term bank deposits. The Group is authorized to transact with banks rated “BBB+” or higher. As of December 31, 2017 and 2016, 8 and 4 banks (primarily HSBC, Rabobank, Citibank and Banco do Brasil) accounted for more than 78% and 85%, respectively, of the total cash deposited. The remaining amount of cash and cash equivalents relates to cash in hand. Additionally, during the year ended December 31, 2017, the Group invested in fixed-term bank deposits with mainly two banks (Banco Itau and Santander) and also entered into derivative contracts (currency forward). The Group’s exposure of credit risk arising from cash and cash equivalents is set out in Note 20.

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

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, it may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or by own shares or sell assets to reduce debt. Consistent with others in the industry, the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as total debt (including current and non-current borrowings as shown in the consolidated statement of financial position, if applicable) divided by total capital. Total capital is calculated as equity, as shown in the consolidated statement of financial position, plus total debt. During the year ended December 31, 2017, the strategy was to maintain the gearing ratio within 0.45 to 0.60, as follows:

	2017	2016
Total debt	817,958	635,396
Total equity	645,131	671,673
Total capital	1,463,089	1,307,069
Gearing ratio	0.56	0.49

•	Derivative financial instruments

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

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Financial risk management (continued)

The following tables show the outstanding positions for each type of derivative contract as of the date of each statement of financial position:

▪	Futures/ options

As of December 31, 2017:

	2017
Type of derivative contract	Quantities (thousands) (**)	Notional amount	Fair Value Asset/ (Liability)	(Loss)/Gain (*)
Futures:
Sale
Corn	(33)	(3,198)	48	361
Soybean	83	19,195	670	(765)
Wheat	(45)	(7,083)	(38)	(38)
Sugar	343,874	121,072	3,231	3,808
Options:
Sell put
Sugar	3,572	83	54	(30)
Total	347,451	130,069	3,965	3,336

As of December 31, 2016:

	2016
Type of derivative contract	Quantities (thousands) (**)	Notional amount	Fair Value Asset/ (Liability)	(Loss)/Gain (*)
Futures:
Sale
Corn	66	9,436	46	46
Soybean	120	42,330	(1,171)	(1,170)
Sugar	17,020	9,144	722	64
Ethanol	6,900	3,978	(40)	(40)
Options:
Buy put
Soybean	14	464	644	181
Sugar	70,510	(6,734)	5,374	352
Sell call
Sugar	54,597	3,058	(3,219)	(105)
Sell put
Sugar	14,528	748	(763)	(1,625)
Total	163,755	62,424	1,593	(2,297)
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

In July 2016 the Group's subsidiary in Brazil, Adecoagro Vale do Ivinhema entered into a Reais 90 million loan with Bradesco. The loan bears interest at a variable rate of CDI (an interbanking floating interest rate in USD) plus 2.1% per year. At same moment and with same bank, the Company entered into a swap operation, which intention is to effectively convert the  principal amount and interest rate denominated in Reais, to a principal amount an interest rate denominated in US$, plus a fixed rate of 6,55%. The swap expired on Sep 2017. As of expiration date, the group recognized a gain of US$ 3 included whitin "Financial Results, net.”

▪	Currency forward

During 2017 the Group did not entered into any currency forward contract in Brazil. During the year ended December 31, 2016 the Group entered into several currency forward contracts with Brazilian banks in order to hedge the fluctuation of the Brazilian Reais against the US Dollar for a total aggregate amount of US$ 57.2 million. The currency forward contracts entered in 2016 had maturity dates ranging between March 2016 and April 2017. These contracts resulted in a recognition of a loss of US$ 2.0 million and US$ 5.0 million in 2017 and 2016, respectively.

During the year ended on December 31, 2017, the Group entered into several currency forward contracts in order to hedge the fluctuation of the US Dollar against Euro for a total notional amount of US$ 10.5 million. The currency forward contracts maturity date is March 2017. The outstanding contracts resulted in the recognition of a gain amounting to US$ 0.1 million in 2017.

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

The Group operates in three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation. The Coffee and Cattle businesses are presented within “Farming – All Other Segments” because they not meet the quantitive threshold for disclosure.

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

▪	The Group’s ‘Rice’ Segment consists of planting, harvesting, processing and marketing of rice.

▪	The Group’s ‘Dairy’ Segment consists of the production and sale of raw milk and other dairy products.

▪
The Group’s ‘All Other Segments’ consists of the aggregation of the remaining non-reportable operating segments, which do not meet the quantitative thresholds for disclosure, namely, Coffee and Cattle.

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

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Segment information (continued)

Segment analysis for the year ended December 31, 2017

	Farming					Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	All other segments	Farming subtotal
Sales of goods and services rendered	197,222	86,478	37,523	1,336	322,559	610,619	—	—	933,178
Cost of goods sold and services rendered	(196,302)	(71,087)	(36,979)	(853)	(305,221)	(461,506)	—	—	(766,727)
Initial recognition and changes in fair value of biological assets and agricultural produce	17,158	10,236	11,769	267	39,430	23,790	—	—	63,220
Changes in net realizable value of agricultural produce after harvest	8,852	—	—	—	8,852	—	—	—	8,852
Margin on manufacturing and agricultural activities before operating expenses	26,930	25,627	12,313	750	65,620	172,903	—	—	238,523
General and administrative expenses	(2,981)	(4,699)	(1,058)	(174)	(8,912)	(26,806)	—	(21,581)	(57,299)
Selling expenses	(7,501)	(13,324)	(711)	(156)	(21,692)	(73,664)	—	(43)	(95,399)
Other operating income, net	7,719	724	662	(23)	9,082	30,419	—	(40)	39,461
Share of loss of joint ventures	—	—	—	—	—	—	—	—	—
Profit / (loss) from operations before financing and taxation	24,167	8,328	11,206	397	44,098	102,852	—	(21,664)	125,286

Depreciation and amortization	(1,511)	(3,851)	(1,037)	(159)	(6,558)	(144,449)	—	—	(151,007)
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	4,366	5,346	1,849	159	11,720	2,925	—	—	14,645
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	12,792	4,890	9,920	108	27,710	20,865	—	—	48,575
Changes in net realizable value of agricultural produce after harvest (unrealized)	2,371	—	—	—	2,371	—	—	—	2,371
Changes in net realizable value of agricultural produce after harvest (realized)	6,481	—	—	—	6,481	—	—	—	6,481

Farmlands and farmland improvements, net	59,680	13,688	248	9,346	82,962	26,342	—	—	109,304
Machinery, equipment and other fixed assets, net	21,365	18,851	12,175	341	52,732	390,350	—	—	443,082
Bearer plants, net	252	—	—	1,832	2,084	236,826	—	—	238,910
Work in progress	714	1,940	5,659	—	8,313	21,322	—	—	29,635
Investment property	—	—	—	2,271	2,271	—	—	—	2,271
Goodwill	3,221	1,480	—	1,110	5,811	6,601	—	—	12,412
Biological assets	31,745	29,717	9,338	4,016	74,816	93,178	—	—	167,994
Finished goods	21,146	8,476	—	—	29,622	32,266	—	—	61,888
Raw materials, stocks held by third parties and others	17,958	9,927	1,726	364	29,975	17,056	—	—	47,031
Total segment assets	156,081	84,079	29,146	19,280	288,586	823,941	—	—	1,112,527
Borrowings	69,789	62,790	2,384	3,829	138,792	633,638	—	45,528	817,958
Total segment liabilities	69,789	62,790	2,384	3,829	138,792	633,638	—	45,528	817,958

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Segment information (continued)

Segment analysis for the year ended December 31, 2016

	Farming					Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	All other segments	Farming subtotal
Sales of goods and services rendered	142,124	96,562	32,897	960	272,543	596,692	—	—	869,235
Cost of goods sold and services rendered	(141,731)	(83,574)	(32,571)	(212)	(258,088)	(420,493)	—	—	(678,581)
Initial recognition and changes in fair value of biological assets and agricultural produce	48,790	10,498	5,476	(13)	64,751	60,705	—	—	125,456
Changes in net realizable value of agricultural produce after harvest	(5,841)	—	—	—	(5,841)	—	—	—	(5,841)
Margin on manufacturing and agricultural activities before operating expenses	43,342	23,486	5,802	735	73,365	236,904	—	—	310,269
General and administrative expenses	(2,770)	(3,373)	(983)	(290)	(7,416)	(22,648)	—	(20,686)	(50,750)
Selling expenses	(5,692)	(11,583)	(752)	(49)	(18,076)	(62,518)	—	(79)	(80,673)
Other operating income, net	(8,787)	402	686	8,497	798	(8,903)	—	(192)	(8,297)
Share of loss of joint ventures	—	—	—	—	—	—	—	—	—
Profit / (loss) from operations before financing and taxation	26,093	8,932	4,753	8,893	48,671	142,835	—	(20,957)	170,549

Depreciation and amortization	(1,369)	(2,766)	(964)	(192)	(5,291)	(122,209)	—	—	(127,500)
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	5,790	2,316	1,319	107	9,532	279	—	—	9,811
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	43,000	8,182	4,157	(120)	55,219	60,426	—	—	115,645
Changes in net realizable value of agricultural produce after harvest (unrealized)	(90)	—	—	—	(90)	—	—	—	(90)
Changes in net realizable value of agricultural produce after harvest (realized)	(5,751)	—	—	—	(5,751)	—	—	—	(5,751)

Farmlands and farmland improvements, net	68,224	18,868	168	5,504	92,764	26,734	—	—	119,498
Machinery, equipment and other fixed assets, net	3,892	14,949	7,449	467	26,757	418,543	—	—	445,300
Bearer plants, net	—	—	—	1,860	1,860	214,309	—	—	216,169
Work in progress	1,100	3,274	2,727	—	7,101	14,540	—	—	21,641
Investment property	—	—	—	2,666	2,666	—	—	—	2,666
Goodwill	3,782	1,737	—	1,186	6,705	6,700	—	—	13,405
Biological assets	28,189	25,575	6,827	2,433	63,024	82,380	—	—	145,404
Finished goods	13,415	5,474	—	—	18,889	49,302	—	—	68,191
Raw materials,Stocks held by third parties and others	16,147	6,628	2,060	—	24,835	18,728	—	—	43,563
Total segment assets	134,749	76,505	19,231	14,116	244,601	831,236	—	—	1,075,837
Borrowings	43,878	47,156	616	10,449	102,099	533,297	—	—	635,396
Total segment liabilities	43,878	47,156	616	10,449	102,099	533,297	—	—	635,396

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Segment information (continued)

Segment analysis for the year ended December 31, 2015

	Farming					Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	All other segments	Farming subtotal
Sales of goods and services rendered	154,741	84,668	32,981	1,302	273,692	400,622	—	—	674,314
Cost of goods sold and services rendered	(154,287)	(69,075)	(33,030)	(603)	(256,995)	(300,791)	—	—	(557,786)
Initial recognition and changes in fair value of biological assets and agricultural produce	11,561	2,822	7,542	(181)	21,744	32,784	—	—	54,528
Changes in net realizable value of agricultural produce after harvest	14,691	—	—	—	14,691	—	—	—	14,691
Margin on manufacturing and agricultural activities before operating expenses	26,706	18,415	7,493	518	53,132	132,615	—	—	185,747
General and administrative expenses	(3,987)	(3,136)	(1,451)	(74)	(8,648)	(18,301)	—	(21,476)	(48,425)
Selling expenses	(5,672)	(12,592)	(663)	(49)	(18,976)	(50,729)	—	(563)	(70,268)
Other operating income, net	16,422	600	(479)	6	16,549	6,340	7,914	263	31,066
Share of loss of joint ventures	(2,685)	—	—	—	(2,685)	—	—	—	(2,685)
Profit / (loss) from operations before financing and taxation	30,784	3,287	4,900	401	39,372	69,925	7,914	(21,776)	95,435

Reserve from the sale of non-controlling interests in subsidiaries (see Note 21)	—	—	—	—	—	—	16,066	—	16,066
Depreciation and amortization	(2,427)	(2,987)	(1,456)	(276)	(7,146)	(97,255)	—	—	(104,401)
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	2,234	587	—	207	3,028	8,298	—	—	11,326
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	9,327	2,235	7,542	(388)	18,716	24,486	—	—	43,202
Changes in net realizable value of agricultural produce after harvest (unrealized)	4,406	—	—	—	4,406	—	—	—	4,406
Changes in net realizable value of agricultural produce after harvest (realized)	10,285	—	—	—	10,285	—	—	—	10,285

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

Total reportable segments’ assets and liabilities are reconciled to total assets as per the statement of financial position as follows:

	2017	2016
Total reportable assets as per segment information	1,112,527	1,075,837
Intangible assets (excluding goodwill)	4,780	3,847
Deferred income tax assets	43,437	38,586
Trade and other receivables	172,214	174,940
Other assets	565	590
Derivative financial instruments	4,483	3,398
Cash and cash equivalents	269,195	158,568
Total assets as per the statement of financial position	1,607,201	1,455,766

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Segment information (continued)

	2017	2016
Total reportable liabilities as per segment information	817,958	635,396
Trade and other payables	99,250	93,585
Deferred income tax liabilities	10,457	14,689
Payroll and social liabilities	28,507	28,079
Provisions for other liabilities	4,843	3,889
Current income tax liabilities	503	1,387
Derivative financial instruments	552	7,068
Total liabilities as per the statement of financial position	962,070	784,093

Non-current assets and revenues and fair value gains and losses are shown by geographic region. These are the regions in which the Group is active: Argentina, Brazil and Uruguay.

As of and for the year ended December 31, 2017:

	Argentina	Brazil	Uruguay	Total
Property, plant and equipment	103,312	710,523	7,096	820,931
Investment property	2,271	—	—	2,271
Goodwill	5,095	7,317	—	12,412
Non-current portion of biological assets	11,276	—	—	11,276

Sales of goods and services rendered	214,888	545,859	172,431	933,178
Initial recognition and changes in fair value of biological assets and agricultural produce	36,341	26,326	553	63,220
(Loss) from changes in net realizable value of agricultural produce after harvest	5,705	1,346	1,801	8,852

As of and for the year ended December 31, 2016:

	Argentina	Brazil	Uruguay	Total
Property, plant and equipment	101,513	694,137	6,958	802,608
Investment property	2,666	—	—	2,666
Goodwill	5,980	7,425	—	13,405
Non-current portion of biological assets	8,516	—	—	8,516

Sales of goods and services rendered	164,264	432,468	272,503	869,235
Initial recognition and changes in fair value of biological assets and agricultural produce	62,970	62,556	(70)	125,456
(Loss) from changes in net realizable value of agricultural produce after harvest	(4,491)	(958)	(392)	(5,841)

As of and for the year ended December 31, 2015:

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Segment information (continued)

	Argentina	Brazil	Uruguay	Total
Sales of goods and services rendered	166,447	295,456	212,411	674,314
Initial recognition and changes in fair value of biological assets and agricultural produce	16,637	37,097	794	54,528
Gain / (Loss) from changes in net realizable value of agricultural produce after harvest	16,139	(32)	(1,416)	14,691

4.	Sales

	2017	2016	2015
Manufactured products and services rendered:
Rice	83,849	94,331	82,797
Ethanol	241,650	211,451	176,150
Sugar	305,688	330,895	177,801
Soybean oil and meal	6,119	—	2,071
Energy	62,218	53,995	46,671
Powder milk	2,713	4,816	1,042
Services	1,144	1,160	1,545
Operating Leases	771	984	1,309
Others	5,273	1,423	1,233
	709,425	699,055	490,619
Agricultural produce and biological assets:
Soybean	79,408	63,797	75,361
Cattle for dairy	3,380	3,059	3,656
Corn	82,482	48,502	41,813
Cotton	420	1,434	3,317
Milk	31,656	24,561	27,906
Wheat	14,835	16,951	16,116
Peanut	3,648	1,703	—
Sunflower	3,163	7,275	12,659
Sorghum	—	—	111
Rice	—	950	—
Barley	1,888	1,240	634
Seeds	727	625	648
Others	2,146	83	1,474
	223,753	170,180	183,695
Total sales	933,178	869,235	674,314

Commitments to sell commodities at a future date

The Group entered into contracts to sell non-financial instruments, mainly sugar, soybean and corn through sales forward contracts. Those contracts are held for purposes of delivery the non-financial instrument in accordance with the Group’s expected sales. Accordingly, as the own use exception criteria are met; those contracts are not recorded as derivatives.

The notional amount of these contracts is US$ 63.3 million as of December 31, 2017 (2016: US$ 111.8 million; 2015: US$ 62.4 million) comprised primarily of 27,848 tons of sugar (US$ 9.4 million), 24,627 m3 of ethanol (US$ 6.3 million), 408,236 mwh of energy (US$ 30.1 million), 25,413 tons of soybean (U$S 7.2 million), 21,835 tons of wheat (US$ 3.6 million), and 37,391 tons of corn (US$ 5.7 million) which expire between February 2018 and December 2018.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Cost of goods sold and services rendered

As of December 31, 2017:

	2017
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of 2017 (Note 19)	13,117	5,473	—	—	49,601	68,191
Cost of production of manufactured products (Note 6)	5,565	68,969	—	237	378,864	453,635
Purchases	82,842	7,779	2,410	—	93,106	186,137
Agricultural produce	102,734	—	34,569	616	1,015	138,934
Transfer to raw material	(12,998)	(1,354)	—	—	—	(14,352)
Direct agricultural selling expenses	22,940	—	—	—	—	22,940
Tax recoveries (i)	—	—	—	—	(28,478)	(28,478)
Changes in net realizable value of agricultural produce after harvest	8,852	—	—	—	—	8,852
Finished goods at the end of December 31, 2017 (Note 19)	(21,146)	(8,476)	—	—	(32,266)	(61,888)
Exchange differences	(5,604)	(1,304)	—	—	(336)	(7,244)
Cost of goods sold and services rendered, and direct agricultural selling expenses	196,302	71,087	36,979	853	461,506	766,727

(i) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values.

As of December 31, 2016:

	2016
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of 2016	16,034	6,904	55	—	24,631	47,624
Cost of production of manufactured products (Note 6)	478	61,254	371	206	376,791	439,100
Purchases	25,954	22,303	4,414	—	89,745	142,416
Agricultural produce	110,252	—	27,628	—	—	137,880
Transfer to raw material	(8,603)	—	—	—	—	(8,603)
Direct agricultural selling expenses	19,077	—	—	—	—	19,077
Tax recoveries (i)	—	—	—	—	(24,156)	(24,156)
Changes in net realizable value of agricultural produce after harvest	(5,841)	—	—	—	—	(5,841)
Finished goods at the end of December 31, 2016 (Note 19)	(13,117)	(5,473)	—	—	(49,601)	(68,191)
Exchange differences	(2,503)	(1,414)	103	6	3,083	(725)
Cost of goods sold and services rendered, and direct agricultural selling expenses	141,731	83,574	32,571	212	420,493	678,581

(i) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Cost of goods sold and services rendered (continued)

As of December 31, 2015:

	2015
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of 2015	21,056	4,656	76	—	50,087	75,875
Cost of production of manufactured products (Note 6)	67	60,445	624	603	273,127	334,866
Purchases	27,625	13,520	920	—	48,610	90,675
Agricultural produce	93,536	—	31,563	—	—	125,099
Transfer to raw material	(6,237)	—	—	—	—	(6,237)
Direct agricultural selling expenses	29,179	—	—	—	—	29,179
Tax recoveries (i)	—	—	—	—	(16,196)	(16,196)
Changes in net realizable value of agricultural produce after harvest	14,691	—	—	—	—	14,691
Finished goods at the end of December 31, 2015	(16,034)	(6,904)	(55)	—	(24,631)	(47,624)
Exchange differences	(9,596)	(2,642)	(98)	—	(30,206)	(42,542)
Cost of goods sold and services rendered, and direct agricultural selling expenses	154,287	69,075	33,030	603	300,791	557,786

(i) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.	Expenses by nature

The Group presents the statement of income under the function of expense method. Under this method, expenses are classified according to their function as part of the line items “cost of goods sold and direct agricultural selling expenses”, “general and administrative expenses” and “selling expenses”.

The following table provides the additional disclosure required on the nature of expenses and their relationship to the function within the Group:

Expenses by nature for the year ended December 31, 2017:

	Cost of production of manufactured products (Note 5)						General and Administrative Expenses	Selling Expenses	Total
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	—	7,115	—	229	50,243	57,587	33,969	6,724	98,280
Raw materials and consumables	695	3,579	—	—	9,343	13,617	—	—	13,617
Depreciation and amortization	—	836	—	8	119,427	120,271	6,162	778	127,211
Fuel, lubricants and others	—	109	—	—	25,272	25,381	454	242	26,077
Maintenance and repairs	—	1,750	—	—	17,005	18,755	1,189	469	20,413
Freights	—	6,074	—	—	572	6,646	—	33,682	40,328
Export taxes / selling taxes	—	—	—	—	—	—	—	36,808	36,808
Export expenses	—	—	—	—	—	—	—	3,511	3,511
Contractors and services	1,054	—	—	—	6,191	7,245	—	—	7,245
Energy transmission	—	—	—	—	—	—	—	3,312	3,312
Energy power	—	1,342	—	—	1,525	2,867	190	53	3,110
Professional fees	—	51	—	—	352	403	7,519	1,633	9,555
Other taxes	—	93	—	—	1,978	2,071	845	5	2,921
Contingencies	—	—	—	—	—	—	2,174	—	2,174
Lease expense and similar arrangements	—	269	—	—	—	269	1,334	56	1,659
Third parties raw materials	—	6,808	—	—	34,161	40,969	—	—	40,969
Others	6	955	—	—	4,261	5,222	3,463	8,126	16,811
Subtotal	1,755	28,981	—	237	270,330	301,303	57,299	95,399	454,001
Own agricultural produce consumed	3,810	39,988	—	—	108,534	152,332	—	—	152,332
Total	5,565	68,969	—	237	378,864	453,635	57,299	95,399	606,333

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.	Expenses by nature (continued)

Expenses by nature for the year ended December 31, 2016:

	Cost of production of manufactured products (Note 5)						General and Administrative Expenses	Selling Expenses	Total
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	—	5,590	—	206	54,225	60,021	30,935	5,358	96,314
Raw materials and consumables	468	3,927	—	—	7,025	11,420	—	—	11,420
Depreciation and amortization	—	856	—	—	102,620	103,476	5,006	695	109,177
Fuel, lubricants and others	—	86	—	—	26,307	26,393	450	368	27,211
Maintenance and repairs	—	1,408	—	—	21,641	23,049	931	390	24,370
Freights	—	4,901	14	—	330	5,245	—	29,976	35,221
Export taxes / selling taxes	—	—	—	—	—	—	—	29,375	29,375
Export expenses	—	—	—	—	—	—	—	3,649	3,649
Contractors and services	10	—	39	—	4,374	4,423	—	—	4,423
Energy transmission	—	—	—	—	—	—	—	2,890	2,890
Energy power	—	913	—	—	1,007	1,920	795	211	2,926
Professional fees	—	90	—	—	387	477	5,495	1,105	7,077
Other taxes	—	58	—	—	2,012	2,070	653	8	2,731
Contingencies	—	—	—	—	—	—	1,835	—	1,835
Lease expense and similar arrangements	—	145	—	—	—	145	1,185	51	1,381
Third parties raw materials	—	3,001	—	—	26,552	29,553	—	—	29,553
Tax recoveries	—	—	—	—	(11,527)	(11,527)	—	—	(11,527)
Others	—	1,344	—	—	4,428	5,772	3,465	6,597	15,834
Subtotal	478	22,319	53	206	239,381	262,437	50,750	80,673	393,860
Own agricultural produce consumed	—	38,935	318	—	137,410	176,663	—	—	176,663
Total	478	61,254	371	206	376,791	439,100	50,750	80,673	570,523

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.	Expenses by nature (continued)

Expenses by nature for the year ended December 31, 2015:

	Cost of production of manufactured products (Note 5)
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total	General and Administrative Expenses	Selling Expenses	Total
Salaries, social security expenses and employee benefits	—	5,952	—	551	49,454	55,957	28,354	5,053	89,364
Raw materials and consumables	56	3,760	86	—	7,143	11,045	—	—	11,045
Depreciation and amortization	—	1,305	—	—	82,711	84,016	5,762	765	90,543
Fertilizers, agrochemicals and seeds	—	—	—	52	—	52	—	—	52
Fuel, lubricants and others	—	102	—	—	20,034	20,136	468	66	20,670
Maintenance and repairs	—	1,167	—	—	13,934	15,101	937	356	16,394
Freights	9	4,303	38	—	—	4,350	16	20,930	25,296
Export taxes / selling taxes	—	—	—	—	—	—	—	29,110	29,110
Export expenses	—	—	—	—	—	—	—	3,223	3,223
Contractors and services	—	—	82	—	3,297	3,379	—	—	3,379
Energy transmission	—	—	—	—	—	—	—	2,386	2,386
Energy power	—	622	—	—	1,039	1,661	793	27	2,481
Professional fees	—	84	—	—	349	433	6,008	1,257	7,698
Other taxes	—	85	—	—	1,260	1,345	716	—	2,061
Contingencies	—	—	—	—	—	—	1,482	—	1,482
Lease expense and similar arrangements	—	77	—	—	216	293	1,107	43	1,443
Third parties raw materials	—	9,506	—	—	24,182	33,688	—	—	33,688
Tax recoveries	—	—	—	—	(14,395)	(14,395)	—	—	(14,395)
Others	2	691	—	—	5,087	5,780	2,782	7,052	15,614
Subtotal	67	27,654	206	603	194,311	222,841	48,425	70,268	341,534
Own agricultural produce consumed	—	32,791	418	—	78,816	112,025	—	—	112,025
Total	67	60,445	624	603	273,127	334,866	48,425	70,268	453,559

7.	Salaries and social security expenses

	2017	2016	2015
Wages and salaries (i)	132,025	117,423	104,216
Social security costs	30,558	28,849	23,111
Equity-settled share-based compensation	5,552	4,796	4,396
	168,135	151,068	131,723
Number of employees	7,790	8,326	8,089

(i)	Includes US$ 41,172, US$ 28,475 and US$ 16,708, capitalized in Property, Plant and Equipment for the years 2017, 2016 and 2015, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

8.	Other operating income, net

	2017	2016	2015
Gain from disposal of farmland and other assets (Note 21)	—	—	7,914
Gain /(Loss) from commodity derivative financial instrument	40,842	(16,007)	22,148
(Loss) /Gain from disposal of other property items	(986)	(1,255)	721
Settlement agreement (Note 29)	—	8,489	—
Losses related to energy business	(3,247)	—	—
Others	2,852	476	283
	39,461	(8,297)	31,066

9.	Financial results, net

	2017	2016	2015
Finance income:
- Interest income	11,230	7,671	8,201
- Other income	514	286	949
Finance income	11,744	7,957	9,150

Finance costs:
- Interest expense	(52,308)	(48,198)	(49,491)
- Cash flow hedge – transfer from equity (Note 2)	(20,758)	(85,214)	(32,700)
- Foreign exchange losses, net	(38,708)	(19,062)	(23,423)
- Taxes	(3,705)	(2,719)	(3,358)
- Loss from interest rate/foreign exchange rate derivative financial instruments	(2,163)	(5,694)	(4,437)
- Prepayment related expenses (Note 26 - Brazilian subsidiaries)	(10,847)	—	—
- Other expenses	(2,860)	(4,493)	(3,481)
Finance costs	(131,349)	(165,380)	(116,890)
Total financial results, net	(119,605)	(157,423)	(107,740)

10.	Taxation

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

	2017	2016	2015
Current income tax	(13,425)	(21,505)	(2,163)
Deferred income tax	19,493	12,118	10,117
Income tax benefit / (expense)	6,068	(9,387)	7,954

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.	Taxation (continued)

The statutory tax rate in the countries where the Group operates for all of the years presented are:

Tax Jurisdiction	Income Tax Rate
Argentina(i)	35%
Brazil	34%
Uruguay	25%
Spain	25%
Luxembourg	26%

(i) During 2017, the Argentine Government introduced changes in the income tax. The income tax rate will be reduced to 30% for the years 2018 and 2019, and to 25% from 2020 onwards. A new tax on dividends is created with a rate of 7% for the years 2018 and 2019, and 13% from 2020 onwards.

Deferred tax assets and liabilities of the Group as of December 31, 2017 and 2016, without taking into consideration the offsetting of balances within the same tax jurisdiction, will be recovered or settled as follows:

	2017	2016
Deferred income tax asset to be recovered after more than 12 months	109,830	96,822
Deferred income tax asset to be recovered within 12 months	20,191	17,504
Deferred income tax assets	130,021	114,326

Deferred income tax liability to be settled after more than 12 months	(90,951)	(86,573)
Deferred income tax liability to be settled within 12 months	(6,090)	(3,856)
Deferred income tax liability	(97,041)	(90,429)
Deferred income tax assets, net	32,980	23,897

The gross movement on the deferred income tax account is as follows:

	2017	2016
Beginning of year	23,897	53,108
Exchange differences	(1,695)	10,953
Tax (charge) relating to cash flow hedge (i)	(8,715)	(52,282)
Income tax benefit	19,493	12,118
End of year	32,980	23,897

(i) Relates to the gain or loss before income tax of cash flow hedge recognized in other comprehensive income amounting to US$ (565) for the year ended December 31, 2017 (2016: US$ (67,683)); net of the reclassification from Equity to Income Statements of US$ (20,758) for the year ended December 31, 2017 (2016: US$ (85,214))

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

The movement in the deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred income tax liabilities	Property, plant and equipment	Biological assets	Others	Total
At January 1, 2016	55,964	15,963	—	71,927
Charged / (credited) to the statement of income	3,380	(2,752)	16,787	17,415
Exchange differences	(512)	911	688	1,087
At December 31, 2016	58,832	14,122	17,475	90,429
Charged / (credited) to the statement of income	23,249	3,707	(15,583)	11,373
Exchange differences	(4,437)	(1,057)	733	(4,761)
At December 31, 2017	77,644	16,772	2,625	97,041

Deferred income tax assets	Provisions	Tax loss carry forwards	Equity-settled share-based compensation	Biological assets	Others	Total
At January 1, 2016	1,789	107,191	5,620	1,727	8,708	125,035
Charged/(credited) to the statement of income	353	31,074	20	(2,063)	149	29,533
Tax charge relating to cash flow hedge	—	(52,282)	—	—	—	(52,282)
Exchange differences	289	11,135		336	280	12,040
At December 31, 2016	2,431	97,118	5,640	—	9,137	114,326
(Credited) / charged to the statement of income	(705)	11,907	41	—	19,623	30,866
Tax charge relating to cash flow hedge	—	(8,715)	—	—	—	(8,715)
Exchange differences	757	(4,193)	—	—	(3,020)	(6,456)
At December 31, 2017	2,483	96,117	5,681	—	25,740	130,021

Tax loss carry forwards in Argentina and Uruguay generally expire within 5 years. Tax loss carry forwards in Brazil and Luxembourg do not expire. However, in Brazil, the taxable profit for each year can only be reduced by tax loss carry forward up to a maximum of 30%.

In order to fully realize the deferred tax asset, the Group will need to generate future taxable income in the countries where the tax loss carry forward were incurred. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that as at December 31, 2017, it is probable that the Group will realize some portion of the deferred tax assets in Brazil and Argentina.

As of December 31, 2017, the Group’s tax loss carry forwards and their corresponding jurisdictions are as follows:

Jurisdiction	Tax loss carry forward	Expiration period
Argentina	80,988	5 years
Brazil	195,894	No expiration date.
Uruguay	3,394	5 years
Luxembourg	29,212	No expiration date.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.	Taxation (continued)

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The Group did not recognize deferred income tax assets of US$ 5.6 million in respect of losses amounting to US$ 18.0 million that can be carried forward against future taxable income.

The tax on the Group’s profit before income tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	2017	2016	2015
Tax calculated at the tax rates applicable to profits in the respective countries	(1,937)	(3,644)	3,842
Non-deductible items	(1,406)	(3,304)	(133)
Non-deductible items – changes in estimates on previous year	—	(1,182)	—
Effect of the changes in the statutory income tax rate in Argentina	1,781	—	—
Unused tax losses	(2,265)	—	—
Tax losses where no deferred tax asset was recognized	(29)	(569)	(317)
Non-taxable income	2,437	—	4,625
Previously unrecognised tax losses now recouped to reduce tax expenses	7,595	—	—
Others	(108)	(688)	(63)
Income tax benefit / (expense)	6,068	(9,387)	7,954

11.	Earnings per share

(a) Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Group by the weighted average number of shares in issue during the period excluding ordinary shares held as treasury shares (Note 22).

	2017	2016	2015
Profit/(Loss) from operations attributable to equity holders of the Group	9,972	2,039	(5,593)
Weighted average number of shares in issue (thousands)	120,599	121,421	120,901
Basic earnings / (loss) per share from operations	0.083	0.017	(0.046)

(b) Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares. The Group has two categories of dilutive potential shares: equity-settled share options and restricted units. For these instruments, a calculation is done to determine the number of shares that could have been acquired at fair value, based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the equity-settled share options. As of December 31, 2017, there were 851 thousands (2016: 1,658 thousands; 2015: 1,701 thousands) share options/restricted units outstanding that could potentially have a dilutive impact in the future but were antidilutive for the periods presented.

	2017	2016	2015
Profit / (Loss) from operations attributable to equity holders of the Group	9,972	2,039	(5,593)
Weighted average number of shares in issue (thousands)	120,599	121,421	120,901
Adjustments for:
- Employee share options and restricted units (thousands)	1,604	1,695	1,445
Weighted average number of shares for diluted earnings per share (thousands)	122,203	123,116	122,346
Diluted earnings / (loss) per share from operations	0.082	0.017	(0.046)

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

12.	Property, plant and equipment

Changes in the Group’s property, plant and equipment in 2017 and 2016 were as follows:

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and fittings	Bearer plants	Others	Work in progress	Total
At January 1, 2016
Cost	114,527	14,889	267,473	548,037	234,322	13,544	23,113	1,215,905
Accumulated depreciation	—	(9,748)	(100,005)	(321,988)	(77,651)	(9,624)	—	(519,016)
Net book amount	114,527	5,141	167,468	226,049	156,671	3,920	23,113	696,889
At December 31, 2016
Opening net book amount	114,527	5,141	167,468	226,049	156,671	3,920	23,113	696,889
Exchange differences	(6,004)	(838)	26,675	46,053	33,169	103	(924)	98,234
Additions	—	—	7,420	36,190	74,175	1,484	19,454	138,723
Reclassification from investment property (Note 13)	1,335	—	—	—	—	—	—	1,335
Transfers	—	6,856	6,491	6,608	—	8	(19,963)	—
Disposals	—	—	(1,078)	(3,125)	—	(72)	—	(4,275)
Reclassification to non-income tax credits (*)	—	—	(1,233)	(227)	—	—	(39)	(1,499)
Depreciation	—	(1,519)	(15,688)	(60,238)	(47,846)	(1,508)	—	(126,799)
Closing net book amount	109,858	9,640	190,055	251,310	216,169	3,935	21,641	802,608

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and fittings	Bearer plants	Others	Work in progress	Total
At December 31, 2016
Cost	109,858	20,907	305,748	633,536	341,666	15,067	21,641	1,448,423
Accumulated depreciation	—	(11,267)	(115,693)	(382,226)	(125,497)	(11,132)	—	(645,815)
Net book amount	109,858	9,640	190,055	251,310	216,169	3,935	21,641	802,608
Year ended December 31, 2017
Opening net book amount	109,858	9,640	190,055	251,310	216,169	3,935	21,641	802,608
Exchange differences	(9,561)	(1,219)	(4,473)	(5,853)	(4,089)	(390)	(2,901)	(28,486)
Additions	—	—	15,495	62,101	84,278	2,351	37,856	202,081
Reclassification from investment property	—	—	—	—	—	—	—	—
Transfers	—	2,711	12,963	11,183	—	11	(26,868)	—
Disposals	—	—	(162)	(3,913)	—	(40)	—	(4,115)
Reclassification to non-income tax credits (*)	—	—	(205)	(788)	—	—	(93)	(1,086)
Depreciation	—	(2,125)	(20,829)	(67,960)	(57,448)	(1,709)	—	(150,071)
Closing net book amount	100,297	9,007	192,844	246,080	238,910	4,158	29,635	820,931
At December 31, 2017
Cost	100,297	22,399	329,366	696,266	421,855	16,999	29,635	1,616,817
Accumulated depreciation	—	(13,392)	(136,522)	(450,186)	(182,945)	(12,841)	—	(795,886)
Net book amount	100,297	9,007	192,844	246,080	238,910	4,158	29,635	820,931

(*) Brazilian federal tax law allows entities to take a percentage of the total cost of the assets purchased as a tax credit. As of December 31, 2017 and 2016, ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) tax credits were reclassified to trade and other receivables.

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

Depreciation charges are included in “Cost of production of Biological Assets”, “Cost of production of manufactures products”, “General and administrative expenses”, “Selling expenses” and capitalized in “Property, plant and equipment” for the years ended December 31, 2017 and 2016.

During the year ended December 31, 2017, borrowing costs of US$ 3,660 (2016:US$ 4,654) were capitalized as components of the cost of acquisition or construction for qualifying assets.

Certain of the Group’s assets have been pledged as collateral to secure the Group’s borrowings and other payables. The net book value of the pledged assets amounts to US$ 265,099 as of December 31, 2017 (2016: US$ 575,882).

13.	Investment property

Changes in the Group’s investment property in 2017 and 2016 were as follows:

	2017	2016
Beginning of the year	2,666	4,796
Reclassification to property, plant and equipment (i)	—	(1,335)
Exchange difference	(395)	(795)
End of the year	2,271	2,666
Cost	2,271	2,666
Accumulated depreciation	—	—
Net book amount	2,271	2,666

(i)       Relates to new contracts with third parties.

As of December 31, 2017, the fair value (level 3) of investment property was US$ 42 million (2016: US$ 45 million).

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

14.	Intangible assets

Changes in the Group’s intangible assets in 2017 and 2016 were as follows:

	Goodwill	Software	Others	Total
At January 1, 2016
Cost	13,510	4,044	2,636	20,190
Accumulated amortization	—	(1,844)	(1,685)	(3,529)
Net book amount	13,510	2,200	951	16,661
Year ended December 31, 2016
Opening net book amount	13,510	2,200	951	16,661
Exchange differences	(105)	186	(7)	74
Additions	—	1,176	42	1,218
Amortization charge (i)	—	(661)	(40)	(701)
Closing net book amount	13,405	2,901	946	17,252
At December 31, 2016
Cost	13,405	5,406	2,671	21,482
Accumulated amortization	—	(2,505)	(1,725)	(4,230)
Net book amount	13,405	2,901	946	17,252
Year ended December 31, 2017
Opening net book amount	13,405	2,901	946	17,252
Exchange differences	(993)	(244)	(10)	(1,247)
Additions	—	2,089	34	2,123
Amortization charge (i)	—	(895)	(41)	(936)
Closing net book amount	12,412	3,851	929	17,192
At December 31, 2017
Cost	12,412	7,251	2,695	22,358
Accumulated amortization	—	(3,400)	(1,766)	(5,166)
Net book amount	12,412	3,851	929	17,192

(i)
Amortization charges are included in “General and administrative expenses” and “Selling expenses” for the years ended December 31, 2017 and 2016, respectively. There were no impairment charges for any of the years presented (see Note 32 (a)).

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.	Biological assets

Changes in the Group’s biological assets in 2017 and 2016 were as follows:

	2017
	Crops (ii)	Rice (ii)	Dairy	All other segments	Sugarcane (ii)	Total
Beginning of the year	28,189	25,575	6,827	2,433	82,380	145,404
Increase due to purchases	—	—	610	1,084	—	1,694
Initial recognition and changes in fair value of biological assets (i)	17,158	10,236	11,769	267	23,790	63,220
Decrease due to harvest / disposals	(102,734)	(43,842)	(34,569)	(616)	(113,184)	(294,945)
Costs incurred during the year	92,034	39,547	26,002	1,478	101,277	260,338
Exchange differences	(2,902)	(1,799)	(1,301)	(630)	(1,085)	(7,717)
End of the year	31,745	29,717	9,338	4,016	93,178	167,994

	2016
	Crops (ii)	Rice (ii)	Dairy	All other segments	Sugarcane (ii)	Total
Beginning of the year	22,536	23,131	6,786	288	59,077	111,818
Increase due to purchases	—	—	—	1,713	—	1,713
Initial recognition and changes in fair value of biological assets (i)	48,790	10,498	5,476	(13)	60,705	125,456
Decrease due to harvest / disposals	(110,252)	(38,508)	(27,946)	—	(141,645)	(318,351)
Costs incurred during the year	68,607	33,839	23,885	558	91,235	218,124
Exchange differences	(1,492)	(3,385)	(1,374)	(113)	13,008	6,644
End of the year	28,189	25,575	6,827	2,433	82,380	145,404

(i)       Biological asset with a production cycle of more than one year (that is dairy and cattle) generated “Initial recognition and changes in fair value of biological assets” amounting to US$ 12,036 for the year ended December 31, 2017 (2016: US$ 5,463). In 2017, an amount of US$ 2,830 (2016: US$ 1,019) was attributable to price changes, and an amount of US$ 9,206 (2016: US$ 4,444) was attributable to physical changes.
(ii)Biological assets that are measured at fair value within level 3 of the hierarchy.

Cost of production as of December 31, 2017:

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.	Biological assets (continued)

	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	3,999	7,312	4,762	386	12,224	28,683
Depreciation and amortization	413	—	—	—	5,989	6,402
Fertilizers, agrochemicals and seeds	35,715	10,647	9	—	31,144	77,515
Fuel, lubricants and others	1,075	666	741	64	3,220	5,766
Maintenance and repairs	1,303	2,419	1,912	220	2,329	8,183
Freights	234	500	128	77	—	939
Contractors and services	29,738	14,706	—	30	4,232	48,706
Feeding expenses	—	—	9,585	174	—	9,759
Veterinary expenses	—	—	1,783	148	—	1,931
Energy power	123	1,954	698	—	—	2,775
Professional fees	180	173	220	19	84	676
Other taxes	1,621	156	7	129	91	2,004
Lease expense and similar arrangements	13,057	138	—	—	40,757	53,952
Others	4,576	876	368	122	1,207	7,149
Subtotal	92,034	39,547	20,213	1,369	101,277	254,440
Own agricultural produce consumed	—	—	5,789	109	—	5,898
Total	92,034	39,547	26,002	1,478	101,277	260,338

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.	Biological assets (continued)

Cost of production as of December 31, 2016:

	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	3,786	5,820	3,849	214	12,610	26,279
Depreciation and amortization	395	—	—	—	5,880	6,275
Fertilizers, agrochemicals and seeds	24,774	8,047	80	—	24,087	56,988
Fuel, lubricants and others	971	1,527	772	17	3,385	6,672
Maintenance and repairs	1,253	2,811	1,787	92	2,519	8,462
Freights	1,421	479	127	19	—	2,046
Contractors and services	23,769	13,248	—	—	2,651	39,668
Feeding expenses	—	—	9,053	21	—	9,074
Veterinary expenses	—	—	1,624	69	—	1,693
Energy power	119	853	492	—	—	1,464
Professional fees	131	85	169	—	145	530
Other taxes	1,561	131	8	100	116	1,916
Lease expense and similar arrangements	6,965	97	8	—	38,555	45,625
Others	3,462	741	563	26	1,287	6,079
Subtotal	68,607	33,839	18,532	558	91,235	212,771
Own agricultural produce consumed	—	—	5,353	—	—	5,353
Total	68,607	33,839	23,885	558	91,235	218,124

Biological assets in December 31, 2017 and 2016 were as follows:

	2017	2016
Non-current
Cattle for dairy production (i)	8,989	6,584
Breeding cattle (ii)	1,984	1,533
Other cattle (ii)	303	399
	11,276	8,516
Current
Breeding cattle (iii)	1,729	501
Other cattle (iii)	349	243
Sown land – crops (ii)	31,745	28,189
Sown land – rice (ii)	29,717	25,575
Sown land – sugarcane (ii)	93,178	82,380
	156,718	136,888
Total biological assets	167,994	145,404

(i)	Classified as bearer and mature biological assets.

(ii)	Classified as consumable and immature biological assets.

(iii)	Classified as consumable and mature biological assets.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.	Biological assets (continued)

The fair value less estimated point of sale costs of agricultural produce at the point of harvest amounted to US$ 113,184 for the year ended December 31, 2017 (2016: US$ 141,645).

The following table presents the Group´s biological assets that are measured at fair value at December 31, 2017 and 2016 (see Note 17 to see the description of each fair value level):

	2017				2016
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Cattle for dairy production	—	8,989	—	8,989	—	6,584	—	6,584
Breeding cattle	3,713	—	—	3,713	2,034	—	—	2,034
Other cattle	—	652	—	652	—	642	—	642
Sown land – sugarcane	—	—	93,178	93,178	—	—	82,380	82,380
Sown land – crops	—	—	31,745	31,745	—	—	28,189	28,189
Sown land – rice	—	—	29,717	29,717	—	—	25,575	25,575

There were no transfers between any levels during the year.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.	Biological assets (continued)

The following significant unobservable inputs were used to measure the Group´s biological assets using the discounted cash flow valuation technique:

Description	Unobservable inputs	Range of unobservable inputs		Relationship of unobservable inputs to fair value
		2017	2016
Sown land – sugarcane	Sugarcane yield – tonnes per hectare; Sugarcane TRS (kg of sugar per ton of cane) Production Costs – US$ per hectare. (Include maintenance, harvest and leasing costs)	-Sugarcane yield: 60-100 tn/ha -Sugarcane TRS: 120-140 kg of sugar/ton of cane -Maintenance costs: 500-700 US$/ha -Harvest costs: 9.0 -14.0 US$/ton of cane -Leasing costs: 11.4-14.4 tn/ha	-Sugarcane yield: 60-100 tn/ha -Sugarcane TRS: 120-140 kg of sugar/ton of cane -Maintenance costs: 500-600 US$/ha -Harvest costs: 9.0 -14.0 US$/ton of cane -Leasing costs: 12.0-14.4 tn/ha
The higher the sugarcane yield, the higher the fair value. The higher the maintenance, harvest and leasing costs per hectare, the lower the fair value. The higher the TRS of sugarcane, the higher the fair value.

Sown land – crops	Crops yield – tonnes per hectare; Commercial Costs – usd per hectare; Production Costs – US$ per hectare.
- Crops yield: 1.5 – 5.1 tn/ha for Wheat, 4.0 – 8.0  tn/ha for Corn, 1.4 - 3.4 tn/ha for Soybean and 2.1-3.5 for Sunflower
- Commercial Costs: 50-110 US$/ha for Wheat, 107-300 US$/ha for Corn, 172-176 US$/ha for Soybean and 10-37 US$/ha for Sunflower
- Production Costs: 200-540 US$/ha for Wheat, 230-500 US$/ha for Corn, 250-350 US$/ha for Soybean and 230-350 US$/ha for Sunflower

- Crops yield: 2.0 – 2.8 tn/ha for Wheat, 5.4 – 7.7  tn/ha for Corn, 2.7 - 3.8 tn/ha for Soybean and 1.5-2.1 for Sunflower
- Commercial Costs: 66-97 US$/ha for Wheat, 150-225 US$/ha for Corn, 70-110 US$/ha for Soybean and 65-90 US$/ha for Sunflower
- Production Costs: 170-250 US$/ha for Wheat, 350-550 US$/ha for Corn, 270-400 US$/ha for Soybean and 200-300 US$/ha for Sunflower

The higher the crops yield, the higher the fair value. The higher the commercial and direct costs per hectare, the lower the fair value.
Sown land – rice	Rice yield – tonnes per hectare; Commercial Costs – usd per hectare; Production Costs – US$ per hectare.	-Rice yield: 5.0 -5.9 tn/ha -Commercial Costs: 3-9 US$/ha -Production Costs: 750-1,000 US$/ha	-Rice yield: 5.1 -6.1 tn/ha -Commercial Costs: 8-15 US$/ha -Production Costs: 750-1,000 US$/ha	The higher the rice yield, the higher the fair value. The higher the commercial and direct costs per hectare, the lower the fair value.

As of December 31, 2017, the impact of a reasonable 10 % increase (decrease) in estimated costs, with all other variables held constant, would result in a decrease (increase) in the fair value of the Group’s plantations less cost to sell of US$ 8.6 million for sugarcane, US$ 1.5 million for crops and US$ 3.4 million for rice.

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

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.	Investments in joint ventures

The table below lists the Group’s investment in joint ventures for the years ended December 31, 2017, 2016 and 2015:

		% of ownership interest held
Name of the entity	Country of incorporation and operation	December 31, 2017	December 31, 2016	December 31, 2015
CHS AGRO S.A. (i)	Argentina	50%	50%	50%

On February 26, 2013, the Group formed CHS AGRO, a joint venture with CHS Inc. CHS Inc. is a leading farmer-owned energy, grains and foods company based in the United States. The Group holds a 50% interest in CHS AGRO. On October 2014, CHS AGRO finished its sunflower processing plant in the city of Pehuajo, Province of Buenos Aires, Argentina.

The following amounts represent the assets (including goodwill) and liabilities, and income and expenses of the joint ventures:

	2017	2016
Assets:
Non-current assets	7,931	17,185
Current assets	8,882	9,316
	16,813	26,501
Liabilities:
Non-current liabilities	22,002	22,000
Current liabilities	19,197	15,273
	41,199	37,273
Net assets of joint venture	(24,386)	(10,772)

	2017	2016	2015
Income	14,879	9,390	14,201
Expenses	(22,657)	(16,048)	(22,934)
Loss before income tax	(7,778)	(6,658)	(8,733)

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

The Group guarantees some financial debt of CHS AGRO for an amount of $9.8 million.

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

	Loans and receivables	Assets at fair value through profit or loss	Subtotal financial assets	Non- financial assets	Total
December 31, 2017
Assets as per statement of financial position
Trade and other receivables	68,869	—	68,869	103,345	172,214
Derivative financial instruments	—	4,483	4,483	—	4,483
Cash and cash equivalents	269,195	—	269,195	—	269,195
Total	338,064	4,483	342,547	103,345	445,892

	Liabilities at fair value through profit or loss	Other financial liabilities at amortized cost	Subtotal financial liabilities	Non- financial liabilities	Total
Liabilities as per statement of financial position
Trade and other payables	—	86,066	86,066	13,184	99,250
Borrowings (excluding finance lease liabilities)(i)	—	817,853	817,853	—	817,853
Finance leases	—	105	105	—	105
Derivative financial instruments (i)	552	—	552	—	552
Total	552	904,024	904,576	13,184	917,760

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

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.	Financial instruments by category (continued)

	Loans and receivables	Assets at fair value through profit or loss	Subtotal financial assets	Non- financial assets	Total
December 31, 2016
Assets as per statement of financial position
Trade and other receivables	79,964	—	79,964	94,976	174,940
Derivative financial instruments	—	3,398	3,398	—	3,398
Cash and cash equivalents	158,568	—	158,568	—	158,568
Total	238,532	3,398	241,930	94,976	336,906

	Liabilities at fair value through profit or loss	Other financial liabilities at amortized cost	Subtotal financial liabilities	Non- financial liabilities	Total
Liabilities as per statement of financial position
Trade and other payables	—	81,142	81,142	12,443	93,585
Borrowings (excluding finance lease liabilities) (i)	—	635,215	635,215	—	635,215
Finance leases	—	181	181	—	181
Derivative financial instruments (i)	7,068	—	7,068	—	7,068
Total	7,068	716,538	723,606	12,443	736,049

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

Income, expense, gains and losses on financial instruments can be assigned to the following categories:

	Loans and receivables	Assets/ liabilities at fair value through profit or loss	Other financial liabilities at amortized cost	Total
December 31, 2017
Interest income (i)	11,230	—	—	11,230
Interest expense (i)	(41,968)	—	(10,340)	(52,308)
Foreign exchange gains/ (losses) (i)	(15,634)	(9,402)	(13,672)	(38,708)
Gain from derivative financial instruments(ii)	—	38,679	—	38,679
Net result	(46,372)	29,277	(24,012)	(41,107)

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.	Financial instruments by category (continued)

	Loans and receivables	Assets/ liabilities at fair value through profit or loss	Other financial liabilities at amortized cost	Total
December 31, 2016
Interest income (i)	7,671	—	—	7,671
Interest expense (i)	(39,533)	—	(8,665)	(48,198)
Foreign exchange gains/ (losses) (i)	4,737	(12,288)	(11,511)	(19,062)
Loss from derivative financial instruments(ii)	—	(21,745)	—	(21,745)
Net result	(27,125)	(34,033)	(20,176)	(81,334)

(i)	Included in “Financial Results, net” in the statement of income.

(ii)	Included in “Other operating income, net” and “Financial Results, net” in the statement of income.

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

As of December 31, 2017 and 2016, the financial instruments recognized at fair value on the statement of financial position comprise derivative financial instruments.

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

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of December 31, 2017 and 2016 and their allocation to the fair value hierarchy:

		Level 1	Level 2	Total
Assets
Derivative financial instruments	2017	4,463	20	4,483
Derivative financial instruments	2016	2,789	609	3,398

Liabilities
Derivative financial instruments	2017	(498)	(54)	(552)
Derivative financial instruments	2016	(1,196)	(5,872)	(7,068)

There were no transfers within level 1 and 2 during the years ended December 31, 2017 and 2016.

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

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for this purpose, details of which may be obtained from the following table:

Class	Pricing Method	Parameters	Pricing Model	Level	Total

Futures	Quoted price	—	—	1	3,911

Options	Quoted price	—	—	1	54

Foreign-currency interest-rate swaps	Theoretical price	Swap curve; Money market interest-rate curve; Foreign-exchange curve.	Present value method	2	(34)
					3,931

18.	Trade and other receivables, net

	2017	2016
Non-current
Trade receivables	6,597	1,802
Trade receivables	6,597	1,802
Advances to suppliers	2,363	1,930
Income tax credits	6,955	7,472
Non-income tax credits (i)	1,863	1,853
Judicial deposits	3,191	3,280
Other receivables	1,138	1,075
Non-current portion	22,107	17,412
Current
Trade receivables	43,078	61,546
Receivables from related parties (Note 31)	10,218	8,114
Less: Allowance for trade receivables	(1,002)	(643)
Trade receivables – net	52,294	69,017
Prepaid expenses	11,565	8,302
Advances to suppliers	36,497	21,451
Income tax credits	2,046	7,116
Non-income tax credits (i)	38,865	43,572
Cash collateral	380	3,546
Receivables from related parties (Note 31)	176	172
Other receivables	8,284	4,352
Subtotal	97,813	88,511
Current portion	150,107	157,528
Total trade and other receivables, net	172,214	174,940

(i) Includes US$ 1,086 (2016: 1,499) reclassified from Property, plant and equipment.

The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other receivables approximate their carrying amount, as the impact of discounting is not significant.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

18.	Trade and other receivables, net (continued)

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies (expressed in US dollars):

	2017	2016
Currency
US Dollar	50,400	54,012
Argentine Peso	48,911	45,641
Uruguayan Peso	415	762
Brazilian Reais	72,488	74,525
	172,214	174,940

As of December 31, 2017 trade receivables of US$ 5,052 (2016: US$ 14,641) were past due but not impaired. The ageing analysis of these receivables indicates that 318 and 5,264 are over 6 months in December 31, 2017 and 2016, respectively.

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

Movements on the Group’s allowance for trade receivables are as follows:

	2017	2016	2015
At January 1	643	481	527
Charge of the year	758	387	152
Unused amounts reversed	(133)	(178)	(27)
Used during the year	(193)	—	(7)
Exchange differences	(73)	(47)	(164)
At December 31	1,002	643	481

The creation and release of allowance for trade receivables have been included in “Selling expenses” in the statement of income. Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above.

As of December 31, 2017, approximately 89% (2016: 82%) of the outstanding unimpaired trade receivables (neither past due not impaired) relate to sales to 27 well-known multinational companies with good credit quality standing, including but not limited to Camara de Comercializacao de Energia Electrica CCEE, Louis Dreyfus Commodities Suisse S.A.T, Alimport, Czarnikow Group Limited, Establecimientos Las Marias, Mastellone Hnos.S.A., Bunge Agritrade S.A., ETG Commodities Ltd., among others. Most of these entities or their parent companies are externally credit-rated. The Group reviews these external ratings from credit agencies.

The remaining percentage as of December 31, 2017 and 2016 of the outstanding unimpaired trade receivables (neither past due nor impaired) relate to sales to a dispersed large quantity of customers for which external credit ratings may not be available. However, the total base of customers without an external credit rating is relatively stable.

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

19.	Inventories

	2017	2016
Raw materials	46,836	42,108
Finished goods (Note 5) (1)	61,888	68,191
Stocks held by third parties	—	1,308
Others	195	147
	108,919	111,754

(1) Finished goods of Crops reportable segment are valued at fair value.

20.	Cash and cash equivalents

	2017	2016
Cash at bank and on hand	118,358	130,001
Short-term bank deposits	150,837	28,567
	269,195	158,568

21.	Disposals

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

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

22.    Shareholders' contributions

The share capital of the Group is represented by common shares with a nominal value of US$ 1.5 per share and one vote each.

	Number of shares	Share capital and share premium
At January 1, 2015	122,382	1,116,617
Employee share options exercised (Note 23) (1)	—	1,786
Restricted shares and units vested (Note 23)	—	3,103
Purchase of own shares	—	(259)
At December 31,2015	122,382	1,121,247
Employee share options exercised (Note 23) (1)	—	438
Restricted shares and units vested (Note 23)	—	3,225
Purchase of own shares	—	(4,087)
At December 31,2016	122,382	1,120,823
Employee share options exercised (Note 23) (1)	—	50
Restricted shares units vested (Note 23)	—	4,149
Purchase of own shares	—	(32,515)
At December 31,2017	122,382	1,092,507

(1)	Treasury shares were used to settle these options and units.

Share Repurchase Program

On September 24, 2013, the Board of Directors of the Company has authorized a share repurchase program for up to 5% of its outstanding shares. The repurchase program has commenced on September 24, 2013 and is reviewed by the Board of Directors after each 12-month period. On August 11, 2017, the Board of Directors approved the extension of the program for an additional twelve-month period, ending September 20, 2018.

Repurchases of shares under the program are made from time to time in open market transactions in compliance with the trading conditions of Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, and applicable rules and regulations. The share repurchase program does not require Adecoagro to acquire any specific number or amount of shares and may be modified, suspended, reinstated or terminated at any time in the Company’s discretion and without prior not

As of December 31, 2017, the Company repurchased 6,742,183 shares under this program, of which 2,101,777 have been applied to some exercise of the Company’s stock option plan and restricted stock units plan. In 2017, 2016 and 2015 the Company repurchased shares for an amount of US$ 38,367; US$ 4,772 and US$ 320, respectively. The outstanding treasury shares as of December 31, 2017 totaled 4,643,396.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

23.	Equity-settled share-based payments

The Group has set a “2004 Incentive Option Plan” and a “2007/2008 Equity Incentive Plan” (collectively referred to as “Option Schemes”) under which the Group granted equity-settled options to senior managers and selected employees of the Group's subsidiaries. Additionally, in 2010 the Group has set a “Adecoagro Restricted Share and Restricted Stock Unit Plan” (referred to as “Restricted Share Plan”) under which the Group grants restricted stock units to senior and medium management and key employees of the Group’s subsidiaries.

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

Movements in the number of equity-settled options outstanding and their related weighted average exercise prices under the Adecoagro/ IFH 2004 Stock Incentive Option Plan are as follows:

	2017		2016		2015
	Average exercise price per share	Options (thousands)	Average exercise price per Share	Options (thousands)	Average exercise price per Share	Options (thousands)
At January 1	6.66	1,641	6.67	1,696	6.71	1,916
Forfeited	—	—	—	—	5.83	(9)
Exercised	5.83	(7)	6.96	(55)	7.11	(211)
At December 31	6.66	1,634	6.66	1,641	6.67	1,696

Options outstanding at year end under this Plan have the following expiry date and exercise prices:

	Exercise price per share	Shares (in thousands)
Expiry date (i):		2017	2016	2015
May 1, 2024	5.83	496	495	495
May 1, 2025	5.83	452	452	461
January 1, 2026	5.83	142	150	174
February 16, 2026	7.11	103	103	103
October 1, 2026	8.62	441	441	463

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

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

23.	Equity-settled unit-based payments (continued)

	2017		2016		2015
	Average exercise price per share	Options (thousands)	Average exercise price per share	Options (thousands)	Average exercise price per share	Options (thousands)
At January 1	13.07	1,658	13.07	1,701	13.07	1,729
Forfeited	13.40	(4)	12.98	(43)	13.01	(28)
Expired	12.82	(803)	—	—	—	—
At December 31	13.31	851	13.07	1,658	13.07	1,701

Options outstanding at year-end under the Adecoagro/ IFH 2007/2008 Equity Incentive Plan have the following expiry date and exercise prices:

	Exercise price per share	Shares (in thousands)
Expiry date:		2017	2016	2015
From Nov 13, 2017 to Aug 25, 2018	12.82	105	908	937
January 30, 2019	13.40	595	595	608
June 1, 2019	12.82	3	3	3
November 1, 2019	13.40	11	11	11
From Jan 30, 2020 to Sep 1, 2020	13.40	106	110	110
From Jan 30, 2020 to Sep 1, 2020	12.82	31	31	31

The following table shows the exercisable shares at year end under both the Adecoagro/ IFH 2004 Incentive Option Plan and the Adecoagro/ IFH 2007/ 2008 Equity Incentive Plan:

Exercisable shares in thousands
2017	2,485
2016	3,299
2015	3,397

(b)	Restricted Stock Unit Plan

The Restricted Stock Unit Plan was effectively established in 2010 and amended in November 2011. It is administered by the Compensation Committee of the Company. Restricted shares or units under these Plan vest over a 3-year period from the date of grant at 33% on each anniversary of the grant date. Participants are entitled to receive one common share of the Company for each restricted share or restricted unit granted. There are no performance requirements for the delivery of common shares, except that a participant’s employment with the Group must not have been terminated prior to the relevant vesting date. If the participant ceases to be an employee for any reason, any unvested restricted unit shall not be converted into common shares. The maximum number of ordinary shares with respect to which awards may be made under the Plan is 2,474,701. The maximum numbers of ordinary shares is revised annually.

At December 31, 2017, the Group recognized compensation expense US$ 5.6 million related to the restricted stock units granted under the Restricted Share Plan (2016: US$ 4.8 million).

The restricted shares under the Restricted Share Plan were measured at fair value at the date of grant.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

23.	Equity-settled unit-based payments (continued)

Key grant-date fair value and other assumptions under the Restricted Share Plan are detailed below:

Grant Date	Apr 1, 2015	May 15, 2015	Apr 1, 2016	May 15, 2016	Apr 1, 2017	May 15, 2017
Fair value	9.45	8.62	12.63	12.52	11.88	12.14
Possibility of ceasing employment before vesting	5%	0%	5%	0%	—%	0%

Movements in the number of restricted shares outstanding under the Restricted Share Plan are as follows:

	Restricted stock units (thousands)	Restricted stock units (thousands)	Restricted stock units (thousands)
	2017	2016	2015
At January 1	1,000	1,018	861
Granted (1)	488	464	626
Forfeited	(29)	(29)	(37)
Vested	(490)	(453)	(432)
At December 31	969	1,000	1,018

(1) Approved by the Board of Directors of March 14, 2017 and the Shareholders Meeting of April 19, 2017

24.	Legal and other reserves

According to the laws of certain of the countries in which the Group operates, a portion of the profit of the year (5%) is separated to constitute legal reserves until they reach legal capped amounts. These legal reserves are not available for dividend distribution and can only be released to absorb losses. The legal limit of these reserves has not been met.

Legal and other reserves amount to US$ 4,139 as of December 31, 2017 (2016: US$ 4,288) and are included within the balance of retained earnings in the statement of changes in shareholders’ equity.

The Company may make distributions in the form of dividends or otherwise to the extent that it has distributable retained earnings or available distributable reserves (including share premium) that result from the Stand Alone Financial Statements prepared in accordance with Luxembourg GAAP. No distributable retained earning result from the Stand Alone Financial Statements of the Company as of December 31, 2017, but the Company has distributable reserves in excess of US$ 922,821.

25.	Trade and other payables

	2017	2016
Non-current
Payable from acquisition of property, plant and equipment (i)	521	1,042
Other payables	306	385
	827	1,427
Current
Trade payables	82,824	77,325
Advances from customers	6,722	7,758
Amounts due to related parties (Note 31)	628	1,152
Taxes payable	6,462	4,685
Other payables	1,787	1,238
	98,423	92,158
Total trade and other payables	99,250	93,585

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

25.	Trade and other payables (continued)

(i)	These trades payable are mainly collateralized by property, plant and equipment of the Group.

The fair values of current trade and other payables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other payables approximate their carrying amounts, as the impact of discounting is not significant.

26.	Borrowings

	2017	2016
Non-current
Senior Notes	495,707	—
Bank borrowings	167,315	430,202
Obligations under finance leases	38	102
	663,060	430,304
Current
Senior Notes	8,250	—
Bank overdrafts	6,214	90
Bank borrowings	140,367	204,923
Obligations under finance leases	67	79
	154,898	205,092
Total borrowings	817,958	635,396

As of December 31, 2017, total bank borrowings include collateralized liabilities of US$ 637,306 (2016: US$ 525,663). These loans are mainly collateralized by property, plant and equipment, sugarcane plantations, sugar export contracts and shares of certain subsidiaries of the Group.

Notes 2027

On September 21, 2017, the Company issued senior notes (the “Notes”) for US$ 500 million, at an annual nominal rate of 6%. The Notes will mature on September 21, 2027. Interest on the Notes are payable semi-annually in arrears on March 21 and September 21 of each year, beginning on March 21, 2018. The total proceeds nets of expenses was US$ 495.7 million.

The Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of our current and future subsidiaries. As of the Issue Date, Adeco Agropecuaria S.A., Adecoagro Brasil Participações S.A., Adecoagro Vale do Ivinhema S.A., Pilagá S.A. and Usina Monte Alegre Ltda. are the only Subsidiary Guarantors.

The Notes contain customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions. The Group was in compliance with the related covenants.

The maturity of the Group's borrowings (excluding obligations under finance leases) and the Group's exposure to fixed and variable interest rates is as follows:

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

26.	Borrowings (continued)

	2017	2016
Fixed rate:
Less than 1 year	132,998	67,682
Between 1 and 2 years	35,762	43,630
Between 2 and 3 years	20,097	40,047
Between 3 and 4 years	20,130	21,857
Between 4 and 5 years	16,310	21,116
More than 5 years	495,754	20,239
	721,051	214,571
Variable rate:
Less than 1 year	21,833	137,331
Between 1 and 2 years	22,871	150,517
Between 2 and 3 years	17,945	81,947
Between 3 and 4 years	18,215	18,457
Between 4 and 5 years	11,164	18,309
More than 5 years	4,774	14,083
	96,802	420,644
	817,853	635,215

Borrowings incurred by the Group’s subsidiaries in Brazil are repayable at various dates between January 2018 and September 2024 and bear either fixed interest rates ranging from 2.5% to 9.0% per annum or variable rates based on LIBOR or other specific base-rates plus spreads ranging from 4.13% to 17.52% per annum. At December 31, 2017 LIBOR (six months) was 1,84% (2016: 1.32%).

Borrowings incurred by the Group´s subsidiaries in Argentina are repayable at various dates between January 2018 and September 2024 and bear either fixed interest rates ranging from 6.11% and 7.00% per annum for those borrowings denominated in US dollar, and a fixed interest rate ranging from 9.90% and 28.75% per annum for those borrowings denominated in Argentine pesos.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

26.	Borrowings (continued)

Brazilian Subsidiaries

The main loans of the Group’s Brazilian Subsidiaries are:

Bank	Grant date	Nominal amount		Capital outstanding as of December 31				Maturity date	Annual interest rate
				2017			2016
		(In millions)		Millions of Reais		Millions of equivalent Dollars	Millions of equivalent Dollars
Banco Do Brasil (1)	October 2012	R$	130.0	R$	91.3	27.6	33.7	November 2022	2.94% with 15% of bonus performance
Itau BBA FINAME Loan (2)	December 2012	R$	45.9	R$	25.2	7.6	9.3	December 2022	2.50%
Itau BBA	March 2013	R$	75.0	R$	-	-	5.8	-	CDI + 3.20%
Banco do Brasil / Itaú BBA Finem Loan (3)	September 2013	R$	273.0	R$	176.5	53.4	67.3	January 2023	6.77%
BNDES Finem Loan (4)	November 2013	R$	215.0	R$	136.9	41.4	50.3	January 2023	3.75%
ING / Rabobank / ABN / HSBC / Credit Agricole / Caixa Geral / Galena (7)	January 2015	US$	160.0		-	-	98.0	-	LIBOR 3M plus 4.40%
ING / Rabobank / Bladex / Credit Agricole / Votorantim / ABN (7)	August 2015	US$	110.0		-	-	110.0	-	LIBOR 3M plus 4.65%
Rabobank (7)	February 2016	US$	40.0		-	-	40.0	-	LIBOR 3M plus 3.50%
Tokyo-Mitsubishi (5)	August 2016	US$	30.0		-	30.0	30.0	August 2019	6.35%
Bradesco (7)	July 2016	R$	90.0		-	-	27.6	-	CDI + 2.10%
Votorantim (6)	July 2016	US$	15.0		-	10.0	15.0	June 2019	LIBOR 3M plus 4.60%

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

(4)	Collateralized by (i) liens over the Ivinhema mill and equipment; and (ii) power sales contracts.

(5)	Collateralized by sales contracts.

(6)	Collateralized by (i) power sales contract and (ii) sales contracts.

(7)	These loans were prepaid in 2017, with the proceeds of the Notes 2027.

The above mentioned loans contain certain customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions, as well as restrictions on the payment of dividends. These financial ratios are measured considering the statutory financial statements of the Brazilian Subsidiaries.

During 2017 and 2016 the Group was in compliance with all financial covenants.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

26.	Borrowings (continued)

Argentinian Subsidiaries

The main loans of the Group’s Argentinian Subsidiaries are:

Bank	Grant date	Nominal amount	Capital outstanding as of December 31		Maturity date	Annual interest rate
			2017	2016
		(In millions)	(In millions)	(In millions)
IDB Tranche A (1)	Feb-09	USD 20	US$3.1	US$6.2	Nov-18	6.11% per annum
IFC Tranche A (2)	Dec-16	USD 25	US$24.67	US$25.00	Sep-21	4.3% plus LIBOR
IFC Tranche B (2)	Dec-16	USD 25	US$24.93	US$25.00	Sep-23	4% plus LIBOR

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

The above mentioned loans contain certain customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions, as well as restrictions on the payment of dividends. These financial ratios are measured considering the statutory financial statements of the Argentinian Subsidiaries.

During 2017 and 2016 the Group was in compliance with all financial covenants.

The carrying amount of short-term borrowings is approximate its fair value due to the short-term maturity. Long term borrowings subject to variable rate approximate their fair value.The fair value of long-term borrowings, including the notes, subject to fix rate do not significant differ from their fair value.

The breakdown of the Group´s borrowing by currency is included in Note 2 - Interest rate risk.

Evolution of the Group's borrowings as December 31, 2017 and 2016 is as follow:

	2017	2016
Amount at the beginning of the year	635,396	723,339
Issuance of senior notes	495,678	—
Proceeds from long term loans	232,433	167,385
Payments of long term loans	(602,700)	(277,913)
Proceeds from short term loans	106,730	257,395
Payments of short term loans	(64,787)	(272,033)
Payments of interest	(39,118)	(45,473)
Accrued interest	51,005	46,470
Exchange differences and translation, net	(4,588)	32,583
Others	7,909	3,643
Amount at the end of the year	817,958	635,396

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

27.    Payroll and social security liabilities

	2017	2016
Non-current
Social security payable	1,240	1,235
	1,240	1,235
Current
Salaries payable	6,199	7,351
Social security payable	3,702	3,063
Provision for vacations	12,323	12,109
Provision for bonuses	5,043	4,321
	27,267	26,844
Total payroll and social security liabilities	28,507	28,079

28.	Provisions for other liabilities

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

The table below shows the movements in the Group's provisions for other liabilities categorized by type of provision:

	Labor, legal and other claims	Others	Total
At January 1, 2016	2,293	20	2,313
Additions	3,447	57	3,504
Used during year	(2,174)	(14)	(2,188)
Exchange differences	291	(31)	260
At December 31, 2016	3,857	32	3,889
Additions	4,750	—	4,750
Used during year	(3,754)	(25)	(3,779)
Exchange differences	(15)	(2)	(17)
At December 31, 2017	4,838	5	4,843

Analysis of total provisions:

	2017	2016
Non current	4,078	3,299
Current	765	590
	4,843	3,889

The Group is engaged in several legal proceedings, including tax, labor, civil, administrative and other proceedings in Brazil, which qualified as contingent liabilities for an aggregate claimed nominal amount of US$ 21.0 million and US$ 18.2 million as of December 31, 2017 and 2016, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

29.	Disclosure of leases and similar arrangements

The Group as lessee

Operating leases:

The Group leases land for crop cultivation in Argentina. The leases have an average term of a crop year and are renewable at the option of the lessee for additional periods. Under the lease agreements, rent accrues generally at the time of harvest. Rent is payable at several times during the crop year. Lease expense was US$ 14.0 million for the year ended December 31, 2017 (2016: US$ 6.8 million; 2015: US$ 10.8 million). Lease expense is capitalized as part of biological assets.

The Group also leases various offices and machinery under cancellable operating lease agreements which involve no significant amount.

The future aggregate minimum lease payments under cancellable operating leases are as follows:

	2017	2016
No later than 1 year	7,841	5,311
Later than 1 year and no later than 5 years	1,234	2,294
	9,075	7,605

Agriculture “partnerships” (parceria by its exact term in Portuguese):

The Group enters into contracts with landowners to cultivate sugarcane on their land. These contracts have an average term of 5 years.

Under these contracts, the Group makes payments based on the market value of sugarcane per hectare (in tons) used by the Group in each harvest, with the market value based on the price of sugarcane published by CONSECANA and a fixed amount of total recoverable sugar per ton. Lease expense was US$ 41.1 million for the year ended December 31, 2017 (2016: US$ 64.90 million; 2015: US$ 53.4 million). Lease expense is included in “Initial recognition and changes in fair value of biological assets and agricultural produce” in the statement of income.

Finance leases:

Most of the leased assets carried in the consolidated statement of financial position as part of a finance lease relate to long-term rental and lease agreements for vehicles, machinery and equipment. Obligations under finance leasing totals US$ 105 and US$ 181 as of December 31, 2017 and 2016, respectively.

The Group as lessor

Operating leases:

The Group acts as a lessor in connection with an operating lease related to leased farmland, classified as investment property. The lease payments received are recognized in profit or loss. The lease has a term of ten years.

The following amounts have been recognized in the statement of income in the line “Sales goods and services rendered”:

	2017	2016	2015
Rental income	771	984	1,309

The future minimum rental payments receivable under cancellable leases are as follows:

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

29.	Disclosure of leases and similar arrangements (continued)

	2017	2016
No later than 1 year	504	494
Later than 1 year and no later than 5 years	1,014	988
	1,518	1,482

On September 2013, Marfrig Argentina S.A. (“Marfrig Argentina”), the argentine subsidiary of the Brazilian company Marfrig Alimentos S.A. (“Marfrig Alimentos"), unilaterally early terminated the lease agreements for grazing land entered into with the Group on December 2009. The termination of the lease agreements was effective in the fourth quarter of 2013, and on April 2014, the Group filed an arbitration proceeding against Marfrig Argentina and Marfrig Alimentos claiming unpaid invoices for US$ 0.5 million and indemnification for early termination. On September 2016, the Parties settled the arbitration proceedings in the amount of US$ 9 million. As of December 31, 2016 the group collected US$ 7 million and as of the date of this financial statements the group has collected the full amount.

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

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

30.    Group companies

The following table details the subsidiaries that comprised the Group as of December 31, 2017 and 2016:

			2017	2016
	Activities	Country of incorporation and operation	Ownership percentage held if not 100%	Ownership percentage held if not 100%
Details of principal subsidiary undertakings:
Operating companies (unless otherwise stated):
Adeco Agropecuaria S.A.	(a)	Argentina	—	—
Pilagá S.A.	(a)	Argentina	99.94%	99.94%
Cavok S.A.	(a)	Argentina	51%	51%
Establecimientos El Orden S.A.	(a)	Argentina	51%	51%
Bañado del Salado S.A.	(a)	Argentina	—	—
Agro Invest S.A.	(a)	Argentina	51%	51%
Forsalta S.A.	(a)	Argentina	51%	51%
Dinaluca S.A.	(a)	Argentina	—	—
Simoneta S.A.	(a)	Argentina	—	—
Compañía Agroforestal S.M.S.A.	(a)	Argentina	—	—
Energía Agro S.A.U.	(a)	Argentina	—	—
Adeco Agropecuaria Brasil Ltda.	(b)	Brazil	—	—
Adecoagro Vale do Ivinhema Ltda.	(b)	Brazil	—	—
Adecoagro Commodities Ltda.	(b)	Brazil	—	—
Usina Monte Alegre Ltda.	(b)	Brazil	—	—
Adecoagro Energia Ltda.	(b)	Brazil	—	—
Kelizer S.A.	(a)	Uruguay	—	—
Agroglobal S.A. (f.k.a. Adecoagro Uruguay S.A.)	(a)	Uruguay	—	—
Holdings companies:
Adeco Brasil Participações S.A.	—	Brazil	—	—
Adecoagro LP S.C.S.	(d)	Luxembourg	—	—
Adecoagro GP S.a.r.l.	—	Luxembourg	—	—
Ladelux S.C.A.	—	Uruguay	—	—
Spain Holding Companies	(c)	Spain	—	—

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

(d) The continuer from the merger between Adecoagro LP and International Farmland Holdings LP.

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

31.	Related-party transactions

The following is a summary of the balances and transactions with related parties:

Related party	Relationship	Description of transaction	Income (loss) included in the statement of income			Balance receivable (payable)/(equity)
			2017	2016	2015	2017	2016

Mario Jorge de Lemos Vieira / Cia Agropecuaria Monte Alegre / Alfenas Agricola Ltda / Marcelo Weyland Barbosa Vieira / Paulo Albert Weyland Vieira	(i)	Cost of manufactured products sold and services rendered (ii)	—	(42)	(2,304)		—
		Receivables from related parties (Note 18)	—	—	—	176	172
		Payables (Note 25)	—	—	—	(367)	(701)

Directors and senior management	Employment	Compensation selected employees	(7,040)	(5,213)	(7,528)	(17,985)	(17,355)

CHS Agro	Joint venture	Receivables from related parties (Note 18) (iii)	—	—	—	10,218	8,114
		Payables (Note 25)	—	—	—	(261)	(451)
		Sales of goods	2,487	372	2,201	—	—
		Services	88	87	110	—	—
		Interest income	308	326	74	—	—

(i)	Shareholders of the Company.

(ii)	Relates to agriculture partnership agreements (“parceria”).

(iii)	It includes US$ 8 million of a loan that accruing a 3% interest rate per year with the final maturity in 2022.

32.	Critical accounting estimates and judgments

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

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

32.	Critical accounting estimates and judgments (continued)

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

Based on these criteria, management identified a total amount of 39 CGUs as of September 30, 2017 and 39 CGUs as of September 30, 2016.

As of September 30, 2017 and 2016, there were no impairment indicators on the Company’s long lived assets. Therefore, the Group only tested those CGUs with allocated goodwill in Argentina, Brazil and Uruguay.

CGUs tested based on a fair-value-less-costs-to-sell model at September 30, 2017 and 2016:

As of September 30, 2017, the Group identified 11 CGUs in Argentina and Uruguay (2016: 11 CGUs) to be tested based on this model (all CGUs with allocated goodwill). Estimating the fair value less costs-to-sell is based on the best information available, and refers to the amount at which the CGU could be bought or sold in a current transaction between willing parties. In calculating the fair value less costs-to-sell, management may be assisted by the work of external advisors. When using this model, the Group applies the “sales comparison approach” as its method of valuing most properties. This method relies on results of sales of similar agricultural properties to estimate the value of the CGU. This approach is based on the theory that the fair value of a property is directly related to the selling prices of similar properties.

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

The following table shows only the 11 CGUs (2016: 11 CGUs) where goodwill was allocated at each period end and the corresponding amount of goodwill allocated to each one:

CGU / Operating segment / Country	September 30, 2017	September 30, 2016
La Carolina / Crops / Argentina	35	40
La Carolina / Cattle / Argentina	12	13
El Orden/ Crops / Argentina	53	60
El Orden/ Cattle / Argentina	4	5
La Guarida / Crops / Argentina	358	405
La Guarida / Cattle / Argentina	292	330
Los Guayacanes / Crops / Argentina	452	511
Doña Marina / Rice / Argentina	1,595	1,803
Huelen / Crops / Argentina	1,787	2,020
El Colorado / Crops / Argentina	787	890
El Colorado / Cattle / Argentina	115	130
Closing net book value of goodwill allocated to CGUs tested (Note 14)	5,490	6,207
Closing net book value of PPE items and other assets allocated to CGUs tested	34,668	36,901
Total assets allocated to CGUs tested	40,158	43,108

Based on the testing above, the Group determined that none of the CGUs, with allocated goodwill, were impaired at September 30, 2017 and 2016.

CGUs tested based on a value-in-use model at September 30, 2017 and 2016:

As of September 30, 2017, the Group identified 3 CGUs (2016: 3 CGUs) in Brazil to be tested base on this model (all CGUs with allocated goodwill). In performing the value-in-use calculation, the Group applied pre-tax rates to discount the future pre-tax cash flows. In each case, these key assumptions have been made by management reflecting past experience and are consistent with relevant external sources of information, such as appropriate market data. In calculating value-in-use, management may be assisted by the work of external advisors.

The key assumptions used by management in the value-in-use calculations which are considered to be most sensitive to the calculation are:

Key Assumptions	September 30, 2017	September 30, 2016
Financial projections	Covers 4 years for UMA	Covers 4 years for UMA
	Cover 7 years for AVI	Cover 7 years for AVI
Yield average growth rates	0-1%	0-1%
Future pricing increases	3% per annum	3% per annum
Future cost increases	1% per annum	3% per annum
Discount rates	7.6%	6.2%
Perpetuity growth rate	2.0%	2.0%

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

The following table shows only the 3 CGUs where goodwill was allocated at each period end and the corresponding amount of goodwill allocated to each one:

CGU/ Operating segment	September 30, 2017	September 30, 2016
AVI / Sugar, Ethanol and Energy	5,012	4,892
UMA / Sugar, Ethanol and Energy	2,622	2,564
Closing net book value of goodwill allocated to CGUs tested (Note 14)	7,634	7,456
Closing net book value of PPE items and other assets allocated to CGUs tested	719,558	689,857
Total assets allocated to 3 CGUs tested	727,192	697,313

Based on the testing above, the Group determined that none of the CGUs, with allocated goodwill, were impaired at September 30, 2017 and 2016.

Management views these assumptions as conservative and does not believe that any reasonable change in the assumptions would cause the carrying value of these CGU’s to exceed the recoverable amount.

As of December 31, 2017, the Group determined that there is no indicators of impairment.

(b) Biological assets

The nature of the Group’s biological assets and the basis of determination of their fair value are explained under Note 33.11. The discounted cash flow model requires the input of highly subjective assumptions including observable and unobservable data. Generally the estimation of the fair value of biological assets is based on models or inputs that are not observable in the market and the use of unobservable inputs is significant to the overall valuation of the assets. Unobservable inputs are determined based on the best information available, for example by reference to historical information of past practices and results, statistical and agronomical information, and other analytical techniques. Key assumptions include future market prices, estimated yields at the point of harvest, estimated production cycle, future cash flows, future costs of harvesting and other costs, and estimated discount rate.

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

33.    Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

33.1	Basis of preparation and presentation

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

(a) Standards, amendments and interpretations to existing standards effective and adopted by the Group in 2017

The following standard, amendments and interpretations to existing standards have been published and were mandatory for the Group as of January 1, 2017:

Disclosure inititative - amendment to IAS 7, which requires the disclosure of changes in liabilities arising from financing activities, see Note 26.

(b) Standards, amendments and interpretations to existing standards that are not yer effective

Below is a description of the standards, amendments and interpretations issued by the IASB to existing standards that have been issued and are not yet mandatory and which have not been early adopted by the Group:

In May 2014, the IASB issued IFRS 15, "Revenue from contracts with customers", which deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18 ‘Revenue’ and IAS 11 ‘Construction contracts’ and related interpretations. The standard is effective for

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

annual periods beginning on or after January 1, 2018 and earlier application is permitted. The Group has assessed the potential impact IFRS 15 will have on the financial position and results of operations of the Group, and it will not be significant. The standard will be applied prospectively.

In July 2014 the IASB published the final version of IFRS 9 Financial Instrument which replaces earlier versions of IFRS 9 and completes the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. It includes requirements on the classification and measurement of financial assets and liabilities, as well as an expected credit losses model that replaces the current incurred loss impairment model. The standard is effective for accounting periods beginning on or after January 1, 2018. Early adoption is permitted. The Group has assessed the potential impact IFRS 9 will have on the financial position and results of operations of the Group, and it will not be significant.

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

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Group.

33.2	Scope of consolidation

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

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.2	Scope of consolidation (continued)

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

33.3	Segment reporting

According to IFRS 8, operating segments are identified based on the ‘management approach’. This approach stipulates external segment reporting based on the Group’s internal organizational and management structure and on internal financial reporting to the chief operating decision maker (the Management Committee in the case of the Company)

33.4	Foreign currency translation

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

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.4	Foreign currency translation (continued)

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

33.5	Property, plant and equipment

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

33.6	Investment property

Investment property consists of farmland for rental or for capital appreciation and not used in production or for sale in the ordinary course of business, and it is measured at cost less accumulated depreciation and any impairment losses if any.

33.7	Leases

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

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.8	Goodwill

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

Goodwill is not amortized but tested for impairment on an annual basis, or more frequently if there is an indication of impairment. Gains and losses on the disposal of a Group entity include any goodwill relating to the entity sold (see Note 33.10).

33.9	Other intangible assets

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

33.10	Impairment of assets

Goodwill

For the purpose of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash flows, known as cash-generating units. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset may in the unit. Impairment losses recognized for goodwill cannot be reversed in a subsequent period. Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted (see Note 32 (a) for details).

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

33.11	Biological assets

Biological assets comprise growing crops (mainly corn, wheat, soybeans, sunflower and rice), sugarcane, coffee and livestock (growing herd and cattle for dairy production).

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.11	Biological assets (continued)

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

Growing crops, for which biological growth is not significant, are measured at cost, which approximates fair value. Expenditure on growing crops includes land preparation expenses and other direct expenses incurred during the sowing period including labor, seedlings, agrochemicals and fertilizers among others.

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

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.11	Biological assets (continued)

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

33.12	Inventories

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

33.13	Financial assets

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

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.13	Financial assets (continued)

the same, discounted cash flow analysis, and option pricing models, making maximum use of market inputs and relying as little as possible on entity-specific inputs.

The Group assesses at each statement of financial position date whether there is objective evidence that a financial asset or a group of financial assets is impaired. Impairment testing of trade receivables is described in Note 33.15.

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

33.14	Derivative financial instruments and hedging activities

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

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.15	Trade and other receivables and trade and other payables

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

33.16	Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less. In the statements of cash flows, interest paid is presented within financing cash flows and interest received is presented within investing activities.

33.17	Borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost using the effective interest method. Borrowing costs are capitalized during the period of time that is required to complete and prepare the asset for its intended use.

33.18	Provisions

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

33.19	Onerous contracts

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

33.20	Current and deferred income tax

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

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.20	Current and deferred income tax (continued)

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

33.21    Revenue Recognition

The Group’s primary activities comprise agricultural and agro-industrial activities.

The Group’s agricultural activities comprise growing and selling agricultural produce. In accordance with IAS 41 “Agriculture”, cattle are measured at fair value with changes therein recognized in the statement of income as they arise. Agricultural produce is measured at net realizable value with changes therein recognized in the statement of income as they arise. Therefore, sales of agricultural produce and cattle generally do not generate any separate gains or losses in the statement of income. See Notes 33.11 and 33.12 for additional details.

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

33.22	Farmlands sales

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

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.23	Assets held for sale and discontinued operations

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

33.24	Earnings per share

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

33.25	Equity-settled share-based payments

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

33.26	Research and development

Research phase expenditure is expensed as incurred. Development expenditure is capitalized as an internally generated intangible asset only if it meets strict criteria, relating in particular to technical feasibility and generation of future economic benefits. Research expenses have been immaterial to date. The Group has not capitalized any development expenses to date.

34.    Recent developments
On March 23, 2018 - the Company announced the submission of an investment proposal to partner with SanCor Cooperativas Unidas Limitadas (“SanCor”), one of the leading dairy processors of Argentina (the “Offer”). The Offer has been approved by the constituent members of the SanCor cooperative, however the Offer is still subject to the satisfaction of certain conditions precedent relating to SanCor’s restructuring and refinancing of SanCor’s indebtedness as well as SanCor and Adecoagro agreeing on formal documentation, among others. SanCor is one of the largest milk processors in Argentina. SanCor produces a wide range of dairy products, including milk, powdered milk, cheese, cream. SanCor is a well-established brand with more than 80 years in the marketplace. It owns several industrial assets with a total milk processing capacity of 4 million liters per day.

The accompanying notes are an integral part of these consolidated financial statements.