Form 20-F
period 2018-12-31
Adecoagro S.A.
filed 2019-04-29
CIK 1499505

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED ON DECEMBER 31, 2018
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM TO ________________
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
Aurelien Corrion
Vertigo Naos Building, 6, Rue Eugène Ruppert,
L - 2453 Luxembourg
Email: aurelien.corrion@intertrustgroup.com
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
None
The number of outstanding shares of each of the issuer’s classes of capital stock as of December 31, 2018:
116,555,699 Common Shares, par value $1.50 per share
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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
Certain Defined Terms
In this annual report, unless otherwise specified or if the context so requires:

•
References to the terms “Adecoagro S.A.”, “Adecoagro”, “we”, “us”, “our”, “Company”; and “our company” refer to, Adecoagro S.A., a corporation organized under the form of a société anonyme under the laws of the Grand Duchy of Luxembourg, and its subsidiaries.

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
The consolidated financial statements as of December 31, 2018, 2017 and 2016, and for the years then ended (hereinafter, the “Consolidated Financial Statements”) included in this annual report have been prepared in accordance with IFRS. All IFRS effective at the time of preparing the Consolidated Financial Statements have been applied.

Description of accounting policies changed during the period.
During 2018, we have adopted the revaluation model for our farmlands within property, plant and equipment. Previously, we valued all of these assets under the cost model. These amendments have resulted in an increase of property, plant and equipment of US$ 545 million as of December 31, 2018. This higher valuation resulted in an increase of the deferred tax liability of US$ 139 million. This change in accordance with IAS 16, is applied prospectively. The higher valuation, net of its tax effects, is reflected in the Shareholders' equity under the line item "Revaluation surplus".
Also we adopted the revaluation model for our investment property. The higher valuation resulted in an increase in retained earnings of US$ 45 million; an increase in investment property of US$ 40 million as of December 31, 2017, and an increase in deferred tax liability of US$ 12 million. This change was applied retrospectively, in accordance with IAS 8. Consequently, prior year figures have been recast,.

v

Financial reporting in a hyperinflation economy
IAS 29 “Financial Reporting in Hyperinflationary Economies” ("IAS 29") requires that the financial statements of entities whose functional currency is that of a hyperinflationary economy to be adjusted for the effects of changes in a suitable general price index and to be expressed in terms of the current unit of measurement at the closing date of the reporting period. Accordingly, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items.
In order to determine whether an economy is categorized as hyperinflationary under the terms of IAS 29, the accounting standard details a series of factors to be considered, including the existence of a cumulative inflation rate in three years that approximates or exceeds 100%.
During 2018 Argentina experienced a significant increase in inflation, which exceeded the 100% three-year cumulative inflation rate. Also, the remaining indicators support the conclusion that Argentina should be considered a hyperinflationary economy for accounting purposes. As a result, there is sufficient evidence to conclude that Argentina is a hyperinflationary economy under the terms of IAS 29. Therefore, from July 1, 2018, we started applying IAS 29 in the financial reporting of our subsidiaries and associates with Argentine peso as functional currency. We will to continue to apply IAS 29 until such time as the cumulative three-year inflation rate is equal to or less than 70%.
(Please see Note 33 - Basis of preparation and presentations)
Financial statements of a foreign entity with a functional currency of a country that has a highly inflationary economy, are restated to reflect changes in the general price level or index in that country before translation into U.S. Dollars. In adjusting for hyperinflation, a general price index is applied to all non-monetary items in the financial statements (including equity) and the resulting gain or loss, which is the gain or loss on the entity's net monetary position, is recognized in the income statement. Monetary items in the closing statement of financial position are not adjusted. The Company treated all Argentine subsidiaries as a hyperinflationary economy as all of them have Argentine peso as functional currency. The results and financial position of all foreign entities with a functional currency of a country that has a highly inflationary economy are translated at closing rates after the restatement for changes in the general purchasing power Argentine peso.
The inflation adjustment on the initial balances was calculated by means of conversion factor derived from the Argentine price indexes published by the National Institute of Statistics and the year-over-year change in the index was 1.477.
The main procedures for the above-mentioned adjustment are as follows:

•
Monetary assets and liabilities which are carried at amounts current at the balance sheet date are not restated because they are already expressed in terms of the monetary unit current at the balance sheet date.

•	Non-monetary assets and liabilities which are not carried at amounts current at the balance sheet date, and components of shareholders' equity are adjusted by applying the relevant conversion factors.

•	All items in the income statement are restated by applying the relevant conversion factors.

•	The effect of inflation on the Company’s net monetary position is included in the income statement, in "Other financial results" (Note 9).

•
The ongoing application of the re-translation of comparative amounts to closing exchanges rates under IAS 21 and the hyperinflation adjustments required by IAS 29 will lead to an additional difference on top of the difference arising out of the adoption of hyperinflation accounting.

The comparative figures in the Consolidated Financial Statements presented in a stable currency are not adjusted for subsequent changes in the price level or exchange rates. This resulted in an initial difference, arising on the adoption of hyperinflation accounting, between the closing equity of the previous year and the opening equity of the current year. The Company recognized this initial difference directly in equity.
Segment reporting information.

The measurement principles for the Company’s segment reporting structure are based on the IFRS principles adopted in the interim financial statements through June 30, 2018. Since the adoption of IAS 29 on July 1, 2018, the measurement principles for the Company’s segment reporting structure are based on the IFRS principles adopted in these financial statements, with the exceptions disclose below.
Total segment assets and liabilities are measured in a manner consistent with that of the consolidated financial statements. These assets and liabilities are allocated based on the operations of the segment and the physical location of the asset.
Effective July 1, 2018, we applied IAS 29. (See Above "Financial reporting in a hyperinflation economy").
According to IAS 29, all Argentine peso-denominated non-monetary items in the statement of financial position are adjusted by applying a general price index from the date they were initially recognized to the end of the reporting period. Likewise, all Argentine peso-denominated items in the statement of income should be expressed in terms of the measuring unit current at the end of the reporting period. Consequently, income statement items should be adjusted by applying a general price index on a monthly basis from the dates they were initially recognized in the financial statements through the end of the reporting period. This process is called “re-measurement”.
Once the re-measurement process is completed, all Argentine peso denominated accounts are translated into U.S. Dollars, applying the guidelines in IAS 21 “The Effects of Changes in Foreign Exchange Rates”(“IAS 21”). IAS 21 requires that amounts be translated at the closing rate at the date of the most recent statement of financial position. . Accordingly, monthly results of operations in Argentine pesos, after adjustment for inflation pursuant to IAS 29, must then be converted into U.S. dollars at the closing exchange rate for such monthly reported period. This process is called “translation.”
The re-measurement and translation processes are applied on a monthly basis until year-end. Due to this process, the re-measured and translated results of operations for a given month are subject to change until year-end, affecting comparison and analysis.
Following the adoption of IAS 29 with respect to our Argentine operations, management revised the information reviewed by the chief operating decision maker ("CODM"). Accordingly, from July 1, 2018 the information provided to the CODM departs from the application of IAS 29 and IAS 21 re-measurement and translation processes by adjusting for inflation the segment results operations for each reporting period and translating them into the Company’s reporting currency using the reporting period average exchange rate. The translated amounts were not subsequently re-measured and translated in accordance with the IAS 29 and IAS 21 procedures outlined above. From January 1, 2018 through June 30, 2018, the Company’s segment results were still based on the IFRS measurement principles adopted until June 30, 2018.
In order to evaluate the economic performance of businesses on a monthly basis, results of operations in Argentina are based on monthly data that have been adjusted for inflation and converted into the average exchange rate of the U.S. Dollar each month. These figures are not subsequently readjusted and reconverted as described above under IAS 29 and IAS 21. It should be noted that this translation methodology for evaluating segment information is the same method as the one used by the Company to translate results of operation from its other subsidiaries from other countries that have not been designated hyperinflationary economies because it allows for a more accurate analysis of the economic performance of its business as a whole.
The Company's CODM believes that the exclusion of the re-measurement and translation processes from the segment reporting structure allows for a more useful presentation and facilitates period-to-period comparison and performance analysis.
IFRS 8 requires that segment information be reported on the basis of the internal reports that are regularly reviewed by the entity's CODM to evaluate the company’s operating results. The Company’s CODM does not evaluate monthly results of operation according to the presentation obtained from the application of IAS 29 and IAS 21 as described above because it is considered more useful and accurate that monthly results remain unchanged once translated.
Therefore, the measurement of reported figures in the segment presentation differ from the measurement of the figures reported in the statement of income in the manner described above.
Below is a reconciliation of Segment Information to the Statement of Income that clarifies the difference between the application of IAS 29 and IAS 21 in the Statement of Income and in the reported Segment Information.

	Crops			Rice			Dairy
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	164,538	(9,120)	155,418	100,013	(4,610)	95,403	33,201	(3,491)	29,710
Cost of goods and services rendered	(165,988)	9,052	(156,936)	(75,739)	766	(74,973)	(31,488)	3,361	(28,127)
Initial recognition and changes in fair value of biological assets and agricultural produce	36,422	(7,755)	28,667	8,967	(4,842)	4,125	7,295	(1,840)	5,455
Gain from changes in net realizable value of agricultural produce after harvest	2,704	(3,613)	(909)	—	—	—	—	—	—
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	37,676	(11,436)	26,240	33,241	(8,686)	24,555	9,008	(1,970)	7,038
General and administrative expenses	(4,239)	37	(4,202)	(5,070)	(869)	(5,939)	(2,034)	(246)	(2,280)
Selling expenses	(5,921)	474	(5,447)	(15,465)	1,375	(14,090)	(983)	41	(942)
Other operating income, net	5,422	1,741	7,163	275	(58)	217	(1,055)	58	(997)
Profit from Operations Before Financing and Taxation	32,938	(9,184)	23,754	12,981	(8,238)	4,743	4,936	(2,117)	2,819

Depreciation and amortization	(1,697)	(329)	(2,026)	(5,846)	5,840	(6)	(2,253)	(280)	(2,533)
Net gain from Fair value adjustment of investment property	—	—	—	—	—	—	—	—	—

	All other segments			Corporate			Total
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	1,919	(149)	1,770	—	—	—	810,609	(17,370)	793,239
Cost of goods and services rendered	(1,412)	99	(1,313)	—	—	—	(623,243)	13,278	(609,965)
Initial recognition and changes in fair value of biological assets and agricultural produce	(806)	(393)	(1,199)	—	—	—	31,025	(14,830)	16,195
Gain from changes in net realizable value of agricultural produce after harvest	—	—	—	—	—	—	2,704	(3,613)	(909)
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	(299)	(443)	(742)	—	—	—	221,095	(22,535)	198,560
General and administrative expenses	(155)	(9)	(164)	(19,626)	1,433	(18,193)	(56,426)	346	(56,080)
Selling expenses	(165)	16	(149)	(178)	33	(145)	(92,154)	1,939	(90,215)
Other operating income, net	10,668	2,728	13,396	(167)	36	(131)	99,727	4,505	104,232
Profit from Operations Before Financing and Taxation	10,049	2,292	12,341	(19,971)	1,502	(18,469)	172,242	(15,745)	156,497

Depreciation and amortization	(171)	(6)	(177)	—	—	—	(153,169)	(1,085)	(154,254)
Net gain from Fair value adjustment of investment property	10,680	2,729	13,409	—	—	—	10,680	2,729	13,409

Sugar, Ethanol and Energy, and Land Transformation segments have not been reconciliated due to the lack of differences.

Financial Statements
Non-IFRS Financial Measures
To supplement our Consolidated Financial Statements, which are prepared and presented in accordance with IFRS, we use the following non-IFRS financial measures in this annual report, which are based on the information that arose from segment information (Note 3 of our consolidated financial statements, the statement of financial position and the statement of cash flow).

•	Adjusted Consolidated EBITDA

•	Adjusted Segment EBITDA

•	Adjusted Consolidated EBIT

•	Adjusted Segment EBIT

•	Adjusted Free Cash Flow

•	Adjusted Free Cash Flow from Operations

•	Net Debt

•	Net Debt to Adjusted Consolidated EBITDA
In this section, we provide an explanation and a reconciliation of each of our non-IFRS financial measures to their most directly comparable IFRS measures. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS.
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
Adjusted Consolidated EBITDA, Adjusted Segment EBITDA, Adjusted Consolidated EBIT and Adjusted Segment EBIT
We present Adjusted Consolidated EBITDA, Adjusted Segment EBITDA, Adjusted Consolidated EBIT and Adjusted Segment EBIT in this annual report as supplemental measures of performance of our company and of each operating segment, respectively, that are not required by, or presented in accordance with IFRS. Our Adjusted Consolidated EBITDA equals the sum of our Adjusted Segment EBITDA for each of our operating segments. We define “Adjusted Consolidated EBITDA” as (i) consolidated net profit (loss) for the year, as applicable, before interest expense, income taxes, depreciation and amortization, net gain from fair value adjustments of investment property land foreign exchange gains or losses, other net financial results; and (ii) adjusted by profit or loss from discontinued operations; (iii) adjusted by those items, that do not impact profit and loss, but are recorded directly in shareholders' equity, including (a) the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, reflected under the line item: "Reserve from the sale of non-controlling interests in subsidiaries” and (b) the net increase in value of sold farmland, which has been recognized in either revaluation surplus of retained earnings; and (iv) net of the combined effect of the application of IAS 29 and IAS 21 from the Argentine operations included in profit from operations. (See Item 5. Operating and Financial Review and Prospects - A. Operating Results - Critical Accounting Policies and Estimates.")

We define “Adjusted Segment EBITDA” for each of our operating segments as (i) the segment’s share of consolidated profit (loss) from operations before financing and taxation as per segment information for the year, as applicable, before depreciation and amortization; and (ii) adjusted by profit or loss from discontinued operations; (iii) adjusted by those items, that do not impact profit and loss, but are recorded directly in shareholders' equity, including (a) the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, reflected under the line item: "Reserve from the sale of non-controlling interests in subsidiaries” and (b) the net increase in value of sold farmland, which has been recognized in either revaluation surplus of retained earnings.
 We believe that Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are important measures of operating performance for our company and each operating segment, respectively, because they allow investors and others to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, respectively, including our return on capital and operating efficiencies, from period to period by removing the impact of our capital structure (interest expense from our outstanding debt), asset base (depreciation and amortization), tax consequences (income taxes), foreign exchange gains or losses and other financial results. In addition, by including the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, investors can also evaluate the full value and returns generated by our land transformation activities. Other companies may calculate Adjusted Consolidated EBITDA and Adjusted Segment EBITDA differently, and therefore our Adjusted Consolidated EBITDA and Adjusted Segment EBITDA may not be comparable to similarly titled measures used by other companies. Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are not measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, segment’s profit from operations before financing and taxation and other measures determined in accordance with IFRS. Items excluded from Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are significant and necessary components to the operations of our business, and, therefore, Adjusted Consolidated EBITDA and Adjusted Segment EBITDA should only be used as a supplemental measure of our company’s operating performance, and of each of our operating segments, respectively. We also believe Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are useful for securities analysts, investors and others to evaluate the financial performance of our company and other companies in the agricultural industry. These non-IFRS measures should be considered in addition to, but not as a substitute for or superior to, the information contained in either our statements of income or segment information.
Our Adjusted Consolidated EBIT equals the sum of our Adjusted Segment EBITs for each of our operating segments. We define “Adjusted Consolidated EBIT” as (i) consolidated net profit (loss) for the year, as applicable, before interest expense, income taxes, foreign exchange gains or losses and other net financial results; and (ii) adjusted by profit or loss from discontinued operations ; (iii) adjusted by gains or losses from disposals of non controlling interests in subsidiaries whose main underlying asset farmland ; and (iv) net of the combined effect of the application of IAS 29 and IAS 21 from the Argentine operations included in profit from operations. We define “Adjusted Segment EBIT” for each of our operating segments as the segment’s share of (i) consolidated profit (loss) from operations before financing and taxation as per segment information for the year, as applicable; and (ii) adjusted by profit or loss from discontinued operations; and (iii) adjusted by those items, that do not impact profit and loss, but are recorded directly in shareholders' equity, including (a) the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, reflected under the line item: "Reserve from the sale of non-controlling interests in subsidiaries”; (b) the net increase in value of sold farmland, which has been recognized in either revaluation surplus of retained earnings.
We believe that Adjusted Consolidated EBIT and Adjusted Segment EBIT are important measures of operating performance, for our company and each operating segment, respectively, because they allow investors and others to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, from period to period by including the impact of depreciable fixed assets and removing the impact of our capital structure (interest expense from our outstanding debt), tax consequences (income taxes), foreign exchange gains or losses and other financial results. In addition, by including the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland and also the sale of farmlands, investors can evaluate the full value and returns generated by our land transformation activities. Other companies may calculate Adjusted Consolidated EBIT and Adjusted Segment EBIT differently, and therefore our Adjusted Consolidated EBIT and Adjusted Segment EBIT may not be comparable to similarly titled measures used by other companies. Adjusted Consolidated EBIT and Adjusted Segment EBIT are not measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, segment’s profit from operations before financing and taxation and other measures determined in accordance with IFRS. Items excluded from Adjusted Consolidated EBIT and Adjusted Segment EBIT are significant and necessary components to the operations of our business, and, therefore, Adjusted Consolidated EBIT and Adjusted Segment EBIT should only be used as a supplemental measure of the operating performance of our company, and of each of our operating segments, respectively. We also believe Adjusted Consolidated EBIT and Adjusted Segment EBIT are useful for securities analysts, investors and others to evaluate the financial performance of our company and other companies in the agricultural industry.

x

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
We define Adjusted Free Cash Flow as (i) net cash generated from operating activities net of the combined effect of the application of IAS 29 and IAS 21 from the Argentine operations, less (ii) net cash used in investing activities net of the combined effect of the application of IAS 29 and IAS 21, less (iii) interest paid, plus (iv) proceeds from the sale of non-controlling interest in farming subsidiaries. We define Adjusted Free Cash Flow from Operations as (i) net cash generated from operating activities net of the combined effect of the application of IAS 29 and IAS 21 less (ii) net cash used in investing activities net of the combined effect of the application of IAS 29 and IAS 21 , less (iii) interest paid, plus (iv) proceeds from the sale of non-controlling interest in subsidiaries; plus (v) expansion capital expenditures. (See "Item 3. Key Information--A Selected Financial Data." and "Item 5. Operating and Financial Review and Prospects -- A. Operating Results -- Critical Accounting Policies and Estimates"
Expansion capital expenditures is defined as the required investment to expand current production capacity including organic growth, joint ventures and acquisitions. We define maintenance capital expenditures as the necessary investments in order to maintain the current level of productivity both at an agricultural and industrial level. Proceeds from the sale of non-controlling interest in farming subsidiaries is a measure of the cash generated from our land transformation business that is included under cash from financing activities pursuant to IFRS.
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
Other companies may calculate Adjusted Free Cash Flow and Adjusted Free Cash Flow from Operations differently, and therefore our formulation may not be comparable to similarly titled measures used by other companies. Adjusted Free Cash Flow and Adjusted Free Cash Flow from Operations are not measures of liquidity under IFRS, and should not be considered in isolation or as an alternative to consolidated, cash flows from operating activities, net increase, (decrease) in cash and cash equivalents and other measures determined in accordance with IFRS.
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

Recent Developments

Acquisitions
In January 2019, the Company acquired, the remaining 50% of CHS Agro S.A. a joint venture between the Company and CHS Argentina S.A. After this acquisition, we own 100% of CHS Agro S.A. which has since been renamed as Girasoles del Plata S.A. The consideration for this operation was nominal.
In January 2019, the Company acquired 100% of Olam Alimentos S.A. whose principal asset is a peanuts processing facility located in the Province of Córdoba, (currently Mani del Plata S.A.) from Olam International Ltd. The consideration for this acquisition was 10 million to be disbursed in three installments, with the first payment made at closing.
In February 2019, the Company acquired two dairy facilities from SanCor Cooperativas Unidas Limitada ("SanCor"). The first facility is located in Chivilcoy, Province of Buenos Aires and processes fluid milk while the second facility is located in Morteros, Province of Cordoba and produces powder milk and cheese. Together with this facilities, we also acquired the brands Las Tres Niñas and Angelita. The total consideration for this operations was US$ 47 million.
Disposals
In January 2019, we completed the sale of Q065 Negócios Imobiliários Ltda., a wholly owned subsidiary , which main underlying asset is the Alto Alegre Farm, for a selling price of US$ 16.6 million (Reais 62.5 million), of which US$ 0.8 million (Reais 2.9 million) has already been collected and the balance will be collected in seven annual installments starting in June 2019. This transaction resulted in a gain of US$ 9.3 million, that will be shown in the line “Other operating income, net” under the line item “Gain from the sale of farmland and other assets".

PART I
Item 1.    Identity of Directors, Senior Management and Advisers

Not applicable.
Item 2.    Offer Statistics and Expected Timetable

Not applicable.
Item 3.    Key Information
A.    SELECTED FINANCIAL DATA
The following selected statement of financial position data as of December 31, 2018, 2017 and 2016 and selected statement of income data and cash flow data for the three years in the period ended December 31, 2018, 2017 and 2016 have been derived from our Consolidated Financial Statements appearing elsewhere in this annual report on Form 20-F. The selected statement of financial position data as of December 31, 2015 and 2014 and for the years ended December 31, 2015 and 2014 has been derived from our annual consolidated financial statements, which have been retroactively recast to give effect to the change of measurement basis for our investment properties. These financial statements are not included in this annual report.
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
Description of the change in accounting policies during the period.
During 2018, we have adopted the revaluation model for our farmlands within property, plant and equipment. Previously, we valued all these group of assets under the cost model. These amendments have resulted in an increase of property, plant and equipment of US$ 545 million. This higher valuation resulted in an increase of the deferred tax liability of US$ 139 million. This change is applied prospectively in accordance with IAS 16. This net effect is reflected in shareholders' equity under the revaluation surplus.
We also adopted the revaluation model for our investment property. The higher valuation resulted in an increase in retained earnings of US$ 45 million. This change was applied retroactively, in accordance with IAS 8. Consequently, prior year figures have been recast.
Financial reporting in a hyperinflation economy
During 2018, Argentina experienced a significant increase in inflation, which exceeded the 100% three-year cumulative inflation rate. Also the remaining indicators do not contradict the conclusion that Argentina should be considered a hyperinflationary economy for accounting purposes. As a results, it is agreed that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy under the terms of IAS 29. Therefore, from July 1, 2018, we started applying IAS 29 in the financial reporting of its subsidiaries and associates with the Argentine peso as functional currency. (See Presentation of Financial and Other Information - Financial reporting in a hyperinflation economy).

	For the years ended December 31,
	2018	2017 (*)	2016 (*)	2015 (*)	2014 (*)
	(In thousands of $)
Statements of Income Data:
Sale of goods and services rendered	793,239	933,178	869,235	674,314	722,966
Cost of goods sold and services rendered	(609,965)	(766,727)	(678,581)	(557,786)	(605,325)
Initial recognition and changes in fair value of biological assets and agricultural produce	16,195	63,220	125,456	54,528	100,216
Changes in net realizable value of agricultural produce after harvest	(909)	8,852	(5,841)	14,691	3,401
Margin on manufacturing and agricultural activities before operating expenses	198,560	238,523	310,269	185,747	221,258
General and administrative expenses	(56,080)	(57,299)	(50,750)	(48,425)	(52,695)
Selling expenses	(90,215)	(95,399)	(80,673)	(70,268)	(78,864)
Other operating income, net	104,232	43,763	5,752	52,964	16,513
Share of loss of joint ventures	—	—	—	(2,685)	(924)
Profit from operations before financing and taxation	156,497	129,588	184,598	117,333	105,288
Finance income	8,581	11,744	7,957	9,150	7,291
Finance costs	(271,263)	(131,349)	(165,380)	(116,890)	(86,472)
Other financial results - Net gain of inflation effects on the monetary items	81,928	—	—	—	—
Financial results, net	(180,754)	(119,605)	(157,423)	(107,740)	(79,181)
(Loss) / Profit before income tax	(24,257)	9,983	27,175	9,593	26,107
Income tax benefit / (expense)	1,024	4,992	(12,899)	2,479	(11,669)
(Loss) / Profit for the year	(23,233)	14,975	14,276	12,072	14,438

Attributable to:
Equity holders of the parent	(24,622)	13,198	11,568	10,830	14,518
Non-controlling interest	1,389	1,777	2,708	1,242	(80)

(Loss) / earnings per share from operations attributable to the equity holders of the parent during the year:
Basic (loss) / earnings per share	(0.211)	0.109	0.095	0.090	0.120
Diluted (loss) / earnings per share	(0.211)	0.108	0.094	0.089	0.119

(*) Prior periods have been adjusted to reflect the Company's change in accounting policy for investment properties.

	For the Year Ended December 31,
	2018	2017 (*)	2016 (*)	2015 (*)	2014 (*)
Cash Flow Data:
Net cash generated from operating activities (a)	218,513	237,105	255,401	145,186	120,151
Net cash used in investing activities (b)	(174,922)	(188,335)	(122,014)	(125,051)	(300,472)
Net cash generated from financing activities (c)	(20,854)	70194	(181,682)	92,413	73,289
(a) It includes 7,598 of the combined effect of the application of IAS 29 and IAS 21 for the Argentine subsidiaries.
(b) It includes 4,122 of the combined effect of the application of IAS 29 and IAS 21 for the Argentine subsidiaries.
(c) It includes (8,231) of the combined effect of the application of IAS 29 and IAS 21 for the Argentine subsidiaries.
Other Financial Data:
Adjusted Segment EBITDA (unaudited) (1)
Crops	34,635	25,678	27,462	33,211	36,671
Rice	18,827	12,179	11,698	6,274	14,198
Dairy	7,189	12,243	5,717	6,356	9,663
All Other segments	(460)	556	9,085	677	686
Farming subtotal	60,191	50,656	53,962	46,518	61,218
Ethanol, sugar and energy	238,284	247,301	265,044	167,180	200,441
Land transformation	36,227	—	—	23,980	25,508
Corporate	(19,971)	(21,664)	(20,957)	(21,776)	(23,233)
Adjusted Consolidated EBITDA (unaudited) (1)	314,731	276,293	298,049	215,902	263,934
________________________________________________________________________________________________

(1)	See “Presentation of Financial and Other Information” for the definitions of Adjusted Segment EBITDA and Adjusted Consolidated EBITDA and the reconciliation in the table below.

	As of December 31,
	2018	2017 (*)	2016 (*)	2015 (*)	2014 (*)
	(In thousands of $)
Statement of Financial Position Data:
Biological assets	105,387	167,994	145,404	111,818	124,736
Inventories	128,102	108,919	111,754	85,286	117,106
Property, plant and equipment, net	1,480,439	831,377	814,867	696,889	991,581
Total assets	2,277,372	1,645,089	1,496,397	1,392,124	1,676,947
Non-current borrowings	718,484	663,060	430,304	483,651	491,324
Total borrowings	862,116	817,958	635,396	723,339	698,506
Share Capital	183,573	183,573	183,573	183,573	183,573
Equity attributable to equity holders of the parent	1,063,636	673,880	700,334	556,814	800,421
Non-controlling interest	44,509	9,139	11,970	7,335	7,589
Number of shares (including treasury shares)	122,382	122,382	122,382	122,382	122,382

(*) Prior periods have been adjusted to reflect the Company's change in accounting policy for investment properties.
The following tables show a reconciliation of Adjusted Segment EBITDA to our segments’ profit / (loss) from operations before financing and taxation, the most directly comparable IFRS financial measure, and a reconciliation of Adjusted Consolidated EBITDA to our net profit (loss) for the year, the most directly comparable IFRS financial measure.

	For the year ended December 31, 2018
	Crops	Rice	Dairy	All other segments	Farming Subtotal	Sugar, Ethanol and Energy	Land Trans- formation	Corporate	Total
	(In thousands of $)
Adjusted Segment EBITDA (unaudited)
Profit/(Loss) from Operations Before Financing and Taxation as per Segment Information	32,938	12,981	4,936	10,049	60,904	95,082	36,227	(19,971)	172,242
Net gain from Fair value adjustment of investment property as per Segment Information	—	—	—	(10,680)	(10,680)	—	—	—	(10,680)
Adjusted Segment EBIT (unaudited)(1)	32,938	12,981	4,936	(631)	50,224	95,082	36,227	(19,971)	161,562
Depreciation and amortization as per Segment Information	1,697	5,846	2,253	171	9,967	143,202	—	—	153,169
Adjusted Segment EBITDA (unaudited)(1)	34,635	18,827	7,189	(460)	60,191	238,284	36,227	(19,971)	314,731
Reconciliation to Profit
Profit for the year									(23,233)
Income tax (benefit)									(1,024)
Interest expense, net									43,662
Foreign exchange, net									183,195
Other financial results - Net gain of inflation effects on the monetary items									(81,928)
Other financial results, net									35,825
Combined effects of IAS 29 and IAS 21 of the Argentine subsidiaries of Profit from operations									15,745
Net gain from Fair value adjustment of investment property as per Segment Information									(10,680)
Adjusted Consolidated EBIT (unaudited) (1)									161,562
Depreciation and amortization as per Segment Information									153,169
Adjusted Consolidated EBITDA (unaudited)(1)									314,731

(1)	See “Presentation of Financial and Other Information” for the definitions of Adjusted Segment EBIT, Adjusted Consolidated EBIT, Adjusted Segment EBITDA and Adjusted Consolidated EBITDA.

	For the year ended December 31, 2017
	Crops	Rice	Dairy	All other segments	Farming Subtotal	Sugar, Ethanol and Energy	Land Trans- formation	Corporate	Total
	(In thousands of $)
Adjusted Segment EBITDA (unaudited)
Profit/(Loss) from Operations Before Financing and Taxation	24,167	8,328	11,206	4,699	48,400	102,852	—	(21,664)	129,588
Net gain from Fair value adjustment of investment property	—	—	—	(4,302)	(4,302)	—	—	—	(4,302)
Adjusted Segment EBIT (unaudited)(1)	24,167	8,328	11,206	397	44,098	102,852	—	(21,664)	125,286
Depreciation and amortization	1,511	3,851	1,037	159	6,558	144,449	—	—	151,007
Adjusted Segment EBITDA (unaudited)(1)	25,678	12,179	12,243	556	50,656	247,301	—	(21,664)	276,293
Reconciliation to Profit
Profit for the year									14,975
Income tax expense									(4,992)
Interest expense, net									41,078
Foreign exchange, net									38,708
Other financial results, net									39,819
Net gain from Fair value adjustment of investment property									(4,302)
Adjusted Consolidated EBIT (unaudited)(1)									125,286
Depreciation and amortization									151,007
Adjusted Consolidated EBITDA (unaudited)(1)									276,293

(1)	See “Presentation of Financial and Other Information” for the definitions of Adjusted Segment EBIT, Adjusted Consolidated EBIT, Adjusted Segment EBITDA and Adjusted Consolidated EBITDA.

	For the year ended December 31, 2016
	Crops	Rice	Dairy	All other segments	Farming Subtotal	Sugar, Ethanol and Energy	Land Trans- formation	Corporate	Total
	(In thousands of $)
Adjusted Segment EBITDA (unaudited)
Profit/(Loss) from Operations Before Financing and Taxation	26,093	8,932	4,753	22,942	62,720	142,835	—	(20,957)	184,598
Net gain from fair value adjustment of investment property	—	—	—	(14,049)	(14,049)	—	—	—	(14,049)
Adjusted Segment EBIT (unaudited)(1)	26,093	8,932	4,753	8,893	48,671	142,835	—	(20,957)	170,549
Depreciation and amortization	1,369	2,766	964	192	5,291	122,209	—	—	127,500
Adjusted Segment EBITDA (unaudited)(1)	27,462	11,698	5,717	9,085	53,962	265,044	—	(20,957)	298,049
Reconciliation to Profit
Profit for the year									14,276
Income tax expense									12,899
Interest expense, net									40,527
Foreign exchange, net									19,062
Other financial results, net									97,834
Net gain from fair value adjustment of investment property									(14,049)
Adjusted Consolidated EBIT (unaudited)(1)									170,549
Depreciation and amortization									127,500
Adjusted Consolidated EBITDA (unaudited)(1)									298,049

(1)	See “Presentation of Financial and Other Information” for the definitions of Adjusted Segment EBIT, Adjusted Consolidated EBIT, Adjusted Segment EBITDA and Adjusted Consolidated EBITDA.

	For the year ended December 31, 2015 (*)
	Crops	Rice	Dairy	All other segment	Farming Subtotal	Sugar, Ethanol and Energy	Land Trans- formation	Corporate	Total
	(In thousands of $)
Adjusted Segment EBITDA (unaudited)
Profit/(Loss) from Operations Before Financing and Taxation	30,784	3,287	4,900	22,290	61,270	69,925	7,914	(21,776)	117,333
Reserve from the sale of non-controlling interest in subsidiaries) (2)	—	—	—	—	—	—	16,066	—	16,066
Net gain from fair value adjustment of investment property	—	—	—	(21,898)	(21,898)	—	—	—	(21,898)
Adjusted Segment EBIT (unaudited)(1)	30,784	3,287	4,900	392	39,372	69,925	23,980	(21,776)	111,501
Depreciation and amortization	2,427	2,987	1,456	276	7,146	97,255	—	—	104,401
Adjusted Segment EBITDA (unaudited)(1)	33,211	6,274	6,356	668	46,518	167,180	23,980	(21,776)	215,902
Reconciliation to Profit
Profit for the year									12,072
Income tax (benefit)									(2,479)
Interest expense, net									49,491
Foreign exchange, net									23,423
Other financial results, net									34,826
Reserve from the sale of non-controlling interest in subsidiaries)									16,066
Net gain from fair value adjustment of investment property									(21,898)
Adjusted Consolidated EBIT (unaudited)(1)									111,501
Depreciation and amortization									104,401
Adjusted Consolidated EBITDA (unaudited)(1)									215,902

(1)	See “Presentation of Financial and Other Information” for the definitions of Adjusted Segment EBIT, Adjusted Consolidated EBIT, Adjusted Segment EBITDA and Adjusted Consolidated EBITDA.

(2)
This corresponds to an equity line item in our consolidated statements of financial position. See “Presentation of Financial and Other Information” for the definitions of Adjusted Segment EBIT, Adjusted Consolidated EBIT, Adjusted Segment EBITDA and Adjusted Consolidated EBITDA.

	For the year ended December 31, 2014 (*)
	Crops	Rice	Dairy	All other segments	Farming Subtotal	Sugar, Ethanol and Energy	Land Trans- formation	Corporate	Total
	(In thousands of $)
Adjusted Segment EBITDA (unaudited)
Profit/(Loss) from Operations Before Financing and Taxation	34,745	10,937	8,112	4,824	58,618	69,903	—	(23,233)	105,288
Reserve from the sale of non-controlling interests in subsidiaries (2)	—	—	—	—	—	—	25,508	—	25,508
Net gain from fair value adjustment of investment property	—	—	—	(4,536)	(4,536)	—	—	—	(4,536)
Adjusted Segment EBIT (unaudited)(1)	34,745	10,937	8,112	288	54,082	69,903	25,508	(23,233)	126,260
Depreciation and amortization	1,926	3,261	1,551	398	7,136	130,538	—	—	137,674
Adjusted Segment EBITDA (unaudited)(1)	36,671	14,198	9,663	686	61,218	200,441	25,508	(23,233)	263,934
Reconciliation to Profit
Profit for the year									14,438
Income tax expense									11,669
Interest expense, net									47,847
Foreign exchange losses, net									9,246
Other financial results, net									22,088
Reserve from the sale of non-controlling interest in subsidiaries)									25,508
Net gain from fair value adjustment of investment property									(4,536)
Adjusted Consolidated EBIT (unaudited)(1)									126,260
Depreciation and amortization									137,674
Adjusted Consolidated EBITDA (unaudited)(1)									263,934

(1)	See “Presentation of Financial and Other Information” for the definitions of Adjusted Segment EBIT, Adjusted Consolidated EBIT, Adjusted Segment EBITDA and Adjusted Consolidated EBITDA.

(2)
This corresponds to an equity line item in our consolidated statements of financial position. See “Presentation of Financial and Other Information” for the definitions of Adjusted Segment EBIT, Adjusted Consolidated EBIT, Adjusted Segment EBITDA and Adjusted Consolidated EBITDA.

(*) Prior periods have been adjusted to reflect the Company's change in accounting policy for investment properties.

Adjusted Free Cash Flow	2018	2017 (*)	2016 (*)	2015 (*)	2014 (*)
Net cash generated from operating activities	218,513	237,105	255,401	145,186	120,151
Net cash used in investing activities	(174,922)	(188,335)	(122,014)	(125,051)	(300,472)
Interest paid	(50,021)	(41,612)	(48,400)	(48,438)	(48,899)
Proceeds from the sale of non-controlling interest in subsidiaries	—	—	—	21,964	49,343
Reversal of Expansion Capital expenditures (unaudited)	98,011	70,804	48,295	87,956	237,277
IAS 29 & IAS 21 effect for operating Activities	(7,598)	—	—	—	—
IAS 29 & IAS 21 effect for investing Activities	(4,122)	—	—	—	—
Adjusted Free Cash Flow from Operations (unaudited)	79,861	77,962	133,282	81,617	57,400
Expansion Capital expenditures (unaudited)	(98,011)	(70,804)	(48,295)	(87,956)	(237,277)
Adjusted Free Cash Flow (unaudited)	(18,150)	7,158	84,987	(6,339)	(179,877)

Indebtedness	2018		2017 (*)		2016 (*)		2015 (*)		2014 (*)
Net Debt (unaudited)	588,481		548,763		476,828		524,445		584,711
Net Debt / Adjusted Consolidated EBITDA (unaudited)	1.87	x	1.98	x	1.60	x	2.43	x	2.22	x

Reconciliation - Net Debt	2018	2017 (*)	2016 (*)	2015 (*)	2014 (*)
Total Borrowings	862,116	817,958	635,396	723,339	698,506
Cash and cash equivalents	(273,635)	(269,195)	(158,568)	(198,894)	(113,795)
Net Debt (unaudited)	588,481	548,763	476,828	524,445	584,711
(*) Prior periods have been adjusted to reflect the Company's change in accounting policy for Investment properties.
Reconciliation of Adjusted Free Cash Flow to Net increase/(decrease) in Cash and Cash Equivalents

	2018	2017 (*)	2016 (*)	2015 (*)	2014 (*)
Net increase/(decrease) in cash and cash equivalents	22,737	118,964	(48,295)	112,548	(107,032)
Proceeds from the sale of minority interest in subsidiaries	—	—	—	21,964	49,343
Interest Paid	(50,021)	(41,612)	(48,400)	(48,438)	(48,899)
Net cash generated from financing activities	20,854	(70,194)	181,682	(92,413)	(73,289)
IAS 29 & IAS 21 effect for operating activities	(4,122)	—	—	—	—
IAS 29 & IAS 21 effect for investing activities	(7,598)	—	—	—	—
Adjusted Free Cash Flow (unaudited)	(18,150)	7,158	84,987	(6,339)	(179,877)

(*) Prior periods have been adjusted to reflect the Company's change in accounting policy for investment properties.
Reconciliation of Adjusted Free Cash Flow from operations to Net increase/(decrease) in Cash and Cash Equivalents

	2018	2017 (*)	2016 (*)	2015 (*)	2014 (*)
Net increase/(decrease) in cash and cash equivalents	22,737	118,964	(48,295)	112,548	(107,032)
Expansion Capital Expenditures (unaudited)	98,011	71,891	48,295	87,956	237,277
Proceeds from the sale of minority interest in subsidiaries	—	—	—	21,964	49,343
Interest Paid	(50,021)	(41,612)	(48,400)	(48,438)	(48,899)
Net cash generated / (used) from financing activities	20,854	(70,194)	181,682	(92,413)	(73,289)
IAS 29 & IAS 21 effect for operating activities	(4,122)	—	—	—	—
IAS 29 & IAS 21 effect for investing activities	(7,598)	—	—	—	—
Adjusted Free Cash Flow from operations (unaudited)	79,861	79,049	133,282	81,617	57,400
(*) Prior periods have been adjusted to reflect the Company's change in accounting policy for investment properties.

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
During January and February 2018, Argentina experienced a drought with rain levels below historical averages. Argentina’s Humid Pampas, the country’s corn-belt region, along with the north-east region were among the most affected by the dry weather with reduction in yields of approximately 32% to 24% for corn and soybean compared with our historical averages. The impact was recognized in Initial Recognition and Changes in Fair Value of Biological Assets and Agricultural Produce of corn and soybean of $13.2 million and $9.2 million , respectively, for the year ended December 31, 2018. See “Item 5.-Operating and Financial Review and Prospects-Trends and Factors Affecting Our Results of Operations-(i) Effects of Yield Fluctuations”.
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
We may be unable to realize synergies and efficiency gains from acquisitons or to identify, negotiate or finance future acquisitions, particularly as part of our international growth strategy, successfully or at favorable valuations, or to effectively integrate these acquisitions or joint venture businesses with our current businesses. Any future joint ventures or acquisitions of businesses, technologies, services or products might require us to obtain additional equity or debt financing, which may not be available on favorable terms, or at all. Future acquisitions and joint ventures may also results in unforeseen operating difficulties and expenditures, as well as strain on our organizational culture.
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
For example, we rely on fertilizers and agrochemicals, many of which are petro-chemical based. In our Farming business, fertilizers and agrochemicals represented approximately 19% of our total cost of production (including manufacturing and administrative expenses) for the 2017/2018 harvest year. In our Sugar, Ethanol and Energy business, fertilizers and agrochemicals represented 26% of our cost of production (including manufacturing and administrative expenses) for 2017 and 12% for 2018. Worldwide production of agricultural products has increased significantly in recent years, increasing the demand for agrochemicals and fertilizers. This has resulted, among other things, in increased prices for agrochemicals and fertilizers.
Increased energy prices and frequent interruptions of energy supply could adversely affect our business.
We require substantial amounts of fuel oil and other resources for our harvest activities and transport of our agricultural products. During the 2017/18 harvest year, fuel represented 5% of the cost of production (including manufacturing and administrative expenses) of our Farming business. In our Sugar, Ethanol and Energy business, fuel represented 13% of our cost of production (including manufacturing and administrative expenses) for the 2018/19 harvest year. We rely upon third parties for our supply of energy resources used in our operations. The prices for and availability of energy resources may be subject to change or curtailment, respectively, due to, among other things, new laws or regulations, imposition of new taxes or tariffs, interruptions in production by suppliers, imposition of restrictions on energy supply by government, worldwide price levels and market conditions. Over the last few years, the Argentine government has taken certain measures in order to reduce the use of energy during peak months of the year by frequently cutting energy supply to industrial facilities and large consumers to ensure adequate supply for residential buildings. For example, certain of our industrial facilities have been subject to a quota system whereby electricity cuts occur on a work shift basis, resulting in our facilities being shut down during certain work shifts. Also, the Macri administration in Argentina has announced a revision to the current subsidy policies. While some of our facilities utilize different sources of energy, such as firewood and liquefied natural gas, and have attempted to stock their required supplies ahead of higher demand periods, we cannot assure you that we will be able to procure the required energy inputs at acceptable prices. If energy supply is cut for an extended period of time and we are unable to find replacement sources at comparable prices, or at all, our business and results of operations could be adversely affected.

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
Diseases among our dairy cattle herds, such as mastitis, tuberculosis, brucellosis and foot-and-mouth disease, can have an adverse effect on the productivity of our dairy cows. Outbreaks of cattle diseases may also result in the closure of certain important markets to our cattle-derived products. Although we abide by national veterinary health guidelines, including laboratory analyses and vaccination, to control diseases among our herds, especially foot and mouth disease, we cannot assure you that future outbreaks will not occur. A future outbreak of diseases among our cattle herds could adversely affect our milk sales and operating results and financial condition.
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
As of December 31, 2018, approximately 95 % of our sugarcane plantations were leased through agriculture partnership agreements, for periods of an average of six to twelve years. We cannot guarantee that these agriculture partnerships will be renewed after their respective terms. Even if we are able to renew these agreements, we cannot guarantee that such renewals will be on terms and conditions satisfactory to us. Any failure to renew the agriculture partnerships or obtain land suitable for sugarcane planting in sufficient quantity and at reasonable prices to develop our activities could adversely affect our results of operations, increase our costs or force us to seek alternative properties, which may not be available or be available only at higher prices.
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
Some of the agricultural commodities and food products that we produce contain genetically modified organisms ("GMO").
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
Our manufacturing facilities and products are subject to regular local, as well as foreign, governmental inspections and extensive regulation in the food safety area, including governmental food processing controls. We currently comply with all food safety requirements in the markets where we conduct our business. We incur significant costs in connection with such compliance and changes in government regulations relating to food safety could require us to make additional investments or incur additional costs to meet the necessary specifications for our products. Our products are often inspected by foreign food safety officials, and any failure to pass those inspections can result in our being required to return all or part of a shipment, destroy all or part of a shipment or incur costs because of delays in delivering products to our customers. Any tightening of food safety regulations could result in increased costs and could have an adverse effect on our business and results of operations.
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
IAS 41 “Biological Assets” requires that we measure our biological assets and agriculture produce at the point of harvest at fair value less costs to sell. Therefore, we are required to make assumptions and estimates relating to, among other things, future agricultural commodity yields, prices, and production costs extrapolated through a discounted cash flow method. For example, the value of our biological assets generated initial recognition and changes in fair value of biological assets amounting to a $16.2 million gain in 2018; $63.2 million gain in 2017 and a $125.5 million gain in 2016. The assumptions and estimates used to determine the fair value of biological assets, and any changes to such prior estimates, directly affect our reported results of operations. If actual market conditions differ from our estimates and assumptions, there could be material adjustments to our results of operations. In addition, the use of such discounted cash flow method utilizing these future estimated metrics differs from generally accepted accounting principles in the United States (“U.S. GAAP”). As a result, our financial statements and reported earnings are not directly comparable to those of similar companies in the United States.
Certain of our subsidiaries have substantial indebtedness which could impair their financial condition and decrease the amount of dividends we receive.
Certain of our subsidiaries in Argentina and Brazil have a substantial amount of debt, which requires significant principal and interest payments. As of December 31, 2018, we had $588.5 million of net debt outstanding on a consolidated basis, including $500 million of Notes 2027, incurred by Adecoagro S.A. Such indebtedness could affect our subsidiaries’ future operations, for example, by requiring a substantial portion of their cash flows from operations to be dedicated to the payment of principal and interest on indebtedness instead of funding working capital and capital improvements and other investments. The substantial amount of debt incurred by our subsidiaries also imposes significant debt obligations, increasing their cost of borrowing to satisfy business needs and limiting their ability to obtain additional financing.
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
As of December 31, 2018, approximately 83.9% of our total debt on a consolidated basis was subject to fixed interest rates and 16.1% was subject to variable interest rates. As of December 31, 2018, borrowings incurred by the Company’s subsidiaries in Brazil were repayable at various dates between January 2019 and September 2024 and bear either fixed interest rates ranging from 2.5% to 7.95% per annum or variable rates based on LIBOR, Taxa de Juros de Longo Prazo ( TJLP); or other specific base-rates plus spreads ranging from 6.89% to 12.03% per annum. At December 31, 2018, LIBOR (six months) was 2.88%. Borrowings incurred by the Company´s subsidiaries in Argentina are repayable at various dates between January 2019 and June 2024 and bear either fixed interest rates ranging from 4.5% to 7.0% per annum. Significant interest rate increases can have an adverse effect on our profitability, liquidity and financial position. Currently, our variable interest rate exposure is mainly linked to the LIBOR rate plus specified spreads. If interest rates increase, whether because of an increase in market interest rates or an increase in our own cost of borrowing, our debt service obligations for our variable rate indebtedness would increase even though the amount of borrowings remains the same, and our net income could be adversely affected.
We occasionally use interest rate swaps and forward interest rate contracts to reduce interest rate volatility and funding costs associated with certain debt issues and to achieve a desired proportion of variable-versus fixed-rate debt, based on current and projected market conditions. We have not applied hedge accounting to these transactions and may not do so in the future. Therefore, changes in the fair value of these derivative instruments can result in a non-cash charge or gain being recognized in our financial results for a period preceding the period or periods in which settlement occurs under the derivative instruments and interest payments are made. Changes or shifts in interest rates can significantly impact the valuation of our derivatives and therefore could expose us to substantial mark-to-market losses or gains if interest rates fluctuate materially from the time when the derivatives were entered into. Accordingly, fluctuations in interest rates may impact our financial position, results of operations, and cash flows. See Note 2 to our Consolidated Financial Statementes.
On July 27, 2017, the Financial Conduct Authority (the authority that regulates LIBOR) announced that it intends to stop compelling banks to submit rates for the calculation of LIBOR after 2021. It is unclear whether new methods of calculating LIBOR will be established such that it continues to exist after 2021. The U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, is considering replacing U.S. dollar LIBOR with a newly created index, calculated based on repurchase agreements backed by treasury securities. It is not possible to predict the effect of these changes, other reforms or the establishment of alternative reference rates in the United Kingdom, the United States or elsewhere.
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
We acquired approximately 98% of IFH, a holding company, which was a partnership for U.S. federal income tax purposes organized under the laws of Delaware, immediately prior to our IPO, in exchange for our common shares. Under U.S. Internal Revenue Code section 7874(b), we would be treated as a U.S. domestic corporation if we were deemed to have acquired substantially all of the assets constituting the trade or business of a U.S. domestic partnership and former members of IFH were deemed to own at least 80% of our common shares by reason of the transfer of those trade or business assets (ignoring common shares issued in our IPO for purposes of the 80% threshold). Although we and our subsidiaries conduct no direct business activity in the United States and we believe that our acquisition of IFH should not be subject to the rules above, those rules are unclear in certain respects and there is limited guidance on the application of the rules to partnership acquisitions. Accordingly, we cannot assure you that the U.S. Internal Revenue Service (“IRS”) will not seek to assert that we are a U.S. domestic corporation, which assertion if successful could materially increase our U.S. federal income tax liability and require us to withhold tax from any dividends we pay to holders of our common shares who are not United States persons within the meaning of U.S. Internal Revenue Code section 7701(a) (30). See “Item 10. Additional Information—E. Taxation”.
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
All of our operations and/or development activities are in South America. As of December 31, 2018, based on total asset value, 46.9% of our assets were located in Argentina, 44.9% in Brazil and 2.4% in Uruguay. During the year ended December 31, 2018, 61.3% of our consolidated sales of goods and services rendered were attributable to our Brazilian operations, 25.6% were attributable to our Argentine operations and 13.1% were attributable to our Uruguayan operations. In the future we expect to have additional operations in the South American countries in which we now operate or in other countries with similar political, economic and social conditions. Many of these countries have a history of economic instability or crises (such as inflation or recession), government deadlock, political instability, civil strife, changes in laws and regulations, expropriation or nationalization of property, and exchange controls which could adversely affect our business, financial condition and results of operations.
In particular, fluctuations in the economies of Argentina and Brazil and actions adopted by the governments of those countries have had and may continue to have a significant impact on companies operating in those countries, including us. Specifically, we have been affected and may continue to be affected by high levels of inflation, increased interest rates, fluctuations in the value of the Argentine Peso and Brazilian Real against foreign currencies, wage controls, price and foreign exchange controls, regulatory policies, business and tax regulations, political and social tension, and in general by the political, social and economic scenarios in Argentina and Brazil and in other countries that may affect Argentina and Brazil.
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
The Argentine Peso depreciated 31.1% against the U.S. dollar in 2014, 52.5% in 2015, 21.9% in 2016, 17.4% in 2017 and 102.1% in 2018, based on the official exchange rates published by the Argentine Central Bank. In the past years, the Argentine government imposed restrictions on the purchase of foreign currency (see “—Risks Related to Argentina—Exchange controls could restrict the inflow and outflow of funds in Argentina.”) which measures gave rise to an unofficial market where the U.S. dollar traded at a different market value than reflected in the official Argentine Peso – U.S. Dollar exchange rate. Following national elections in Argentina in 2015, the newly elected Macri administration (the “Macri Administration”) changed the currency policy and lifted almost all of the restrictions on the purchase of foreign currency while at the same time officially depreciating the Argentine Peso, practically eliminating the gap between the official and unofficial exchange rates that coexisted during the previous years. We cannot predict future fluctuations in the exchange rate of the Argentine Peso or whether the Argentine government will change its currency policy.
The Brazilian currency has historically suffered frequent fluctuations. As a consequence of inflationary pressures, in the past, the Brazilian government has implemented various economic plans and adopted a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. Formally the value of the Real against foreign currencies is determined under a free-floating exchange rate regime, but in fact the Brazilian government is currently intervening in the market, through currency swaps and trading in the spot market, among other measures, every time the currency exchange rate is above or below the levels that the Brazilian government considers appropriate, taking into account, inflation, growth, the performance of the Real against the U.S dollar in comparison with other currencies and other economic factors. Periodically, there are significant fluctuations in the value of the Real against the U.S. dollar. The Real depreciated 14.0% against the U.S. dollar in 2014, 46.2% in 2015, appreciated 16.8% in 2016, in 2017 the Real appreciated 1.5% against U.S. dollar and 17.1% in 2018.
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
In February 2014 the INDEC modified the methodology for the calculation of the consumer price index (“CPI”) and the gross domestic product. Under the new calculation methodology, the CPI increased by 23.9% in 2014 and 11.9% as of October 2015 (for the first nine months of 2015). However, opposition lawmakers reported an inflation rate of 38.5% and 27.5%, respectively. In December 2015, the Macri administration appointed a former director of a private consulting firm to manage the INDEC. The new director initially suspended the publication of any official data prepared by INDEC and implemented certain methodological reforms and adjusted certain indices based on those reforms. In January 25, 2016, INDEC published two alternative measures of the CPI for year 2015, 29.6% and 31.6%, which were based on data from the City of Buenos Aires and the Province of San Luis. After implementing these methodological reforms in June 2016, the INDEC resumed its publication of the CPI. According to INDEC, the CPI increase in 2017 was 24.8% and in 3028. In 2019, the monthly CPI increase was 2.9% in January, 3.8% in February and 4.7% in March.
Brazil has historically experienced high rates of inflation. Inflation, as well as government efforts to curb inflation, has had significant negative effects on the Brazilian economy, particularly prior to 1995. Inflation rates were 7.8% in 2007 and 9.8% in 2008, compared to deflation of 1.7% in 2009, inflation of 11.3% in 2010, inflation of 5.1% in 2011, inflation of 7.8% in 2012, inflation of 5.5% in 2013, inflation of 3.7% in 2014, inflation of 10.5% in 2015, and 7.2% in 2016, as measured by the General Market Price Index (Indice Geral de Preços — Mercado), compiled by the Getúlio Vargas Foundation (Fundação Getúlio Vargas). However, in 2017 Brazil registered a deflation of 0.53% due to a decrease in the price of food products. In 2018 Brazil registered an inflation of 7.5%  due to the depreciation of the Brazilian Real against the U.S. dollar and the increase of the prices of primary products. A significant proportion of our cash costs and our operating expenses are denominated in Brazilian Reais and tend to increase with Brazilian inflation. The Brazilian government’s measures to control inflation have in the past included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and reducing economic growth. This policy has changed in the last two years, when the Brazilian government decreased the interest rate by 775 basis points. Subsequently, the high inflation, arising from the lower interest rate, and the intention to maintain this rate at low levels, led the Brazilian government to adopt other measures to control inflation, such as tax relief for several sectors of the economy and tax cuts for the products included in the basic food basket. These measures were not sufficient to control the inflation, which led the Brazilian government to reinstate a tighter monetary policy. As a result, interest rates have fluctuated significantly. The Special System for Settlement and Custody (Sistema Especial de Liquidação e Custódia, or “SELIC”) interest rate in Brazil at year-end was 13.25% in 2006, 11.25% in 2007, 13.75% in 2008, 8.75% in 2009, 10.75% in 2010, 11.0% in 2011, 7.25% in 2012, 10.0% in 2013, 11.75% in 2014, 14.25% in 2015, 13.75% in 2016, and 7% in 2017 as determined by the Comitê de Política Monetária, or COPOM. In the quarter ended on December 31, 2018, the SELIC was 6.5%.
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
In Brazil, a strike held by truckers in May 2018 resulted into a complete stop of road transportation throughout the country. As a consequence, the Brazilian government, issued Provisional Measure No. Law No. 13,703/2018 that establishes a Minimum Price for Road Freight Transport Policy and creates the "Freight Table", in which minimum and mandatory values will be defined each six months by the Agência Nacional de Transportes Terrestres - ANTT (National Land Transport Agency). With the creation of the Freight Table, many companies in the agribusiness sector were adversely affected by the increase in transportation costs. Although Law No. 13,703 is still in force, Minister Luiz Fux of the Federal Supreme Court of Brazil recently suspended all lawsuits that contest the legality of the referred policy, which creates legal uncertainty regarding the application of the Freight Table. As long as there is no definition by the Supreme Court, Adecoagro is facing the risk of incurring in higher costs in road transportation, which could significantly affect the costs of our Brazilian operation.
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
According to the INDEC, Argentina’s GDP, in real terms, grew by 9.2% in 2010, 8.9% in 2011, 1.9% in 2012, 5.6% in 2013 and 0.5% in 2014. The GDP for the first two quarters of 2015 grew by 1.1% and 2.3%, respectively, compared to the same periods in 2014. See “-Risks related to Argentina-The credibility of several Argentine economic indices have been called into question, which may lead to a lack of confidence in the Argentine economy and may in turn limit our ability to access the credit and capital markets” and “-Risks Associated with the Countries in which We Operate-Inflation in some of the countries in which we operate, along with governmental measures to combat inflation, may have a significant negative effect on the economies of those countries and, as a result, on our financial condition and results of operations”. Because of the implementation of certain methodological reforms by the Macri administration and the adjustment of certain indices based on these reforms, the INDEC also revised the GDP data from 2004 through 2015. Among other adjustments, in calculating GDP for 2004, the INDEC made changes to the composition of GDP that resulted in a negative adjustment of approximately 12% for that year. By previously understating inflation, the INDEC had overstated economic growth in real terms. The adjustments made by the INDEC lead to a determination of real GDP growth of 48.6% for the period of 2004 to 2015, as opposed to 65% growth in real terms for the same period resulting from the information used prior to June 2016. Because of these reforms, on November 9, 2016, the Executive Board of the IMF lifted its censure on Argentina, noting that Argentina had resumed the publication of data in a manner consistent with its obligations under the Articles of Agreement of the IMF. On June 29, 2017, INDEC also published revised GDP data for the years 2004 through 2015. According to the INDEC, Argentina’s GDP grew by 2.9% in 2017, compared to the same period in 2016. Additionally, according to the INDEC, Argentina’s GDP decreased 1.4% from January to September 2018, compared to the same period in 2017. The official information related to the GDP of the fourth quarter of 2018 has not been published by the INDEC yet.
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

•
Foreign Exchange Reforms: The elected government eliminated most foreign exchange restrictions, including certain currency controls, which were imposed by the previous administration.However, due to the foreign exchange crisis, soaring inflation and plummeting economic activity during the first half of 2018, on November 8, 2018 the Argentine Central Bank issued Communication “A” 6595 imposing on financial entities a minimum cash requirement equal to 23% up to 29 days; 17% between 30 and 59 days; 11% between 60 and 89 days; 5% between 90 and 179 days; 2% between 180 and 365 days; and 0% for more than 365 days on obligations with international financial facilities; which, however, was repealed on January 1, 2019. In addition, effective October 1, 2018, the Argentine Central Bank defined foreign exchange intervention and non-intervention zones for the U.S. dollar exchange rate until the end of 2018, at Ps.34 per U.S. dollar in the lower bound and Ps.44 per U.S. dollar in the upper bound. Such rates are adjusted daily; provided that beyond the upper bound, the Argentine Central Bank may sell foreign currency for a daily amount of up to US$50 million, and beyond the lower bound, the Argentine Central Bank may increase the monetary base backed with the increase of the federal reserves. As of April 26, 2019, the non-intervention zones were fixed at Ps. 39.755 per U.S. dollar in the lower bound and Ps. 51.448 per U.S. dollar in the upper bound. See “-Risks related to Argentina-Exchange controls could restrict the inflow and outflow of funds in Argentina”.

•
Foreign trade reforms. The Macri administration eliminated export duties on wheat, corn, beef and regional products, and reduced the duty on soybeans from 35% to 30%. Further, the 5% export duty on most industrial and mining exports was eliminated. With respect to payments for imports of goods and services, the Macri administration announced the elimination of limitations for access to the Foreign Exchange Market for any new transactions as of December 17, 2015, and for existing debts incurred in connection with imports of goods and services as of April 22, 2016. On January 2, 2017, the federal government enacted a further reduction of the export duties rate set for soybean and soybean products, setting a monthly 0.5% cut on the export duties rate beginning on January 2018 and until December 2019. However, on September 4, 2018, Decree No. 793/2018 was published which establishes an export duty of 12% on the export for consumption of all merchandise included in tariff positions of the Common Mercosur Nomenclature through December 31, 2020. This export duty may not exceed 4 pesos per U.S. dollar of the taxable value or the official FOB price, as applicable. Additionally, on December 4, 2018, the current Argentine administration imposed duties on the exportation of services (and not only goods) and allowed the Executive Power to impose export duties of up to 30% until December 31, 2020, with a maximum rate of 12% for services and goods that were not subject to export duties before September 2, 2018.

•
Fiscal policy: The Macri administration took steps to anchor fiscal accounts, reduce the primary fiscal deficit, eliminate subsidies, reorganize certain expenditures and generate increased revenue through a tax amnesty program. The fiscal deficit for 2017 was approximately 3.9% of GDP, 0.3% lower than expected; reducing fiscal deficit is one of the most important objectives for the administration in the coming years. Due to the foreign exchange crisis in the second half of 2018, the Argentine government implemented a series of measures aiming at reducing the fiscal deficit drastically for the incoming years, including the suspension of public infrastructure works, the depreciation of the Argentine peso, the re-imposition of export duties, the request of a stand-by loan agreement with the IMF and the elimination of the Supportive Federal Fund (by which the Federal Government distributed 30% of the proceeds of the export duties on soybean and soybean products to the provinces and municipalities), among other things. For the incoming years, the Argentine government targets a primary fiscal deficit of 0% of the GDP for 2019 and a primary fiscal surplus of 1% of the GDP for 2020.

•
Infrastructure state of emergency and reforms. The Macri administration issued Resolution No. 6/2016 of the Ministerio de Energía y Minería de la Nación (National Ministry of Energy and Mining) and Resolution No. 1/2016 of the Ente Nacional Regulador de la Electricidad (National Electricity Regulatory Agency), through which the Macri administration announced the elimination of some energy subsidies currently in effect and a substantial increase in electricity rates. Additionally, the government declared a state of emergency with respect to the national electrical system, which remained effective until December 31, 2017. Under this state of emergency, the Macri administration was permitted to take actions designed to guarantee the supply of electricity.In addition, the Macri administration announced the elimination of certain natural gas subsidies and adjustments to natural gas rates.

•
Correction of monetary imbalances: The Argentine administration has adopted an inflation targeting regime in parallel with the floating exchange rate regime and set inflation targets for the next few years. The Central Bank has increased stabilization efforts to reduce excess monetary imbalances and raised peso interest rates to offset inflationary pressure. However, the goals for 2016 and 2017 have not been met, and the Central Bank has recently announced an increase on the inflation target ranges for 2018 (from between 8% and 12% to 27%); and 2019 (from between 3.5% and 6.5%, to 17%). The inflation for 2017 arose to 24.8%, and for 2018, fostered by a depreciation of 103.83% of the Argentine peso to the U.S. dollar, soared to 47.6%. The official estimation of inflation for 2019 is 29%, while private sources predict an inflation of 35% for the same period. Since October 1, 2018, in addition to the creation of the foreign exchange intervention and non-intervention zones, the Argentine Central Bank adopted a policy of zero currency issuance. Therefore, the Argentine Central Bank recalculated the inflation targets for 2019 and 2020 to 27.8% and 19.6%, respectively.

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

•
Corporate Criminal Liability Law (Ley de Responsabilidad Penal Empresaria): On November 8, 2017, the Argentine Congress passed Law No. 27,401 which provides for the criminal liability of corporate entities when the following crimes are committed, directly or indirectly: (a) local or international bribery and influence peddling, (b) negotiations that are incompatible with public office, (c) illegal payments made to public officials under the appearance of taxes or fees owed to the relevant government agency, (d) illegal enrichment of public officers and employees, and (e) producing knowingly false balance sheets and reports to cover up local or international bribery or influence peddling. Companies found liable for committing such crimes may be subject to various sanctions and penalties, including, among others, fines ranging from two to five times the ‘‘undue’’ benefit that was obtained or that could have been obtained through the actions incurred in breach of this regulation. Additionally, Companies found liable may forfeit assets obtained through the illegal actions. The law became effective on March 1, 2018.

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

•
Capital Markets Reform. On May 9, 2018, the Argentine Congress passed the Productive Financing Law No. 27,440, which reformed, among others, the Capital Markets Law No. 26,831, generally modernizing the entire regulatory framework applicable to the Argentine capital market by incorporating current international practices to contribute to its development. The Argentine Securities Commission (Comisión Nacional de Valores) (“CNV”) has also issued several regulations in line with such reform and currently continues issuing additional resolutions subject to public opinion.

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

•
Tax Regime: On December 27, 2017, a draft bill proposing a series of tax and social security reforms was approved by the Argentine congress by means of Law No. 27,430. The law provides for a series of tax and social security reforms intended to eliminate certain existing complexities and inefficiencies of the Argentine tax regime, reduce tax evasion, increase the coverage of income tax as applied to individuals and encourage investment while sustaining the Argentine administration’s medium- and long-term efforts aimed at restoring fiscal balance. The reforms introduced with this law are part of the agenda of the Argentine administration to improve the competitiveness of the Argentine economy (including the reduction of the fiscal deficit), to increase employment and diminish poverty on a sustainable basis. Decree No. 279/2018, published in the Official Gazette on April 7, 2018, regulated the income tax treatment applicable to non-Argentine residents, who receive income or obtain capital gains arising from the investment in financial assets in Argentina. The reform did not substantially modify the tax treatment set forth in Law No. 26,893 to gains recognized by nonresidents on the sale of shares, quotas or other equity participations in Argentine companies as well as “other securities” of Argentine residents. However, it shifted the tax liability from nonresident purchasers to nonresident sellers. Beginning January 1, 2018, when a nonresident seller sells shares or quotas in an Argentine company to a nonresident buyer, the seller must pay Argentine income tax on the capital gains through its legal representative in Argentina. In April 2018, the General Resolution No. 4,227 of the AFIP, established the payment mechanism for the Argentine income tax on capital gains. Furthermore, Decree No. 813/2018, published in the Official Gazette on September 11, 2018, introduced several amendments to Regulatory Decree No. 692/1998, which regulates the Argentine Value Added Tax Law. The main amendments were made in relation to: (i) substitute taxpayers for the payment of the Value Added Tax corresponding to individuals or entities domiciled or resident abroad who render services within Argentina subject to the tax; (ii) digital services provided by individuals or entities domiciled or resident abroad when the effective use or exploitation is carried out in Argentina; (iii) the mechanism for the refund of tax credits generated in the purchase, construction, manufacture, processing or importation of capital assets; and (iv) the mechanism for the recovery of accumulated tax balance by public service companies. On December 27, 2018 Decree No. 1170 was published in the Official Gazette, which amended the regulatory decree of the Income Tax Law, in accordance with the amendments introduced by Law No. 27,430. In addition, pursuant to the amendment to the personal assets tax law approved by Law No. 27,480, enacted on December 5, 2018, for fiscal year 2019 the minimum taxable amount is Ps.2 million. For taxpayers domiciled in Argentina, the tax rate would still be 0.25% if the aggregate amount of declared assets is between Ps.2 million and Ps.5 million, but it would increase to 0.5% on the excess of Ps.5 million if the declared assets are of between Ps.5 and Ps.20 million and to 0.75% on the excess of Ps.20 million if the value of informed assets is higher than Ps.20 million. For individuals and entities not domiciled in Argentina, the tax rate would be maintained at 0.25%, irrespective of the value of the taxable assets.

•
Limitation of Bureaucracy and Simplification: On January 11, 2018, Decree No. 27/2018, or Decree 27/2018, was published in the Argentine Official Gazette, with the objective to reduce government bureaucracy and approve new practices which reduce costs and boost competitiveness.

•
Antitrust Law. On May 24, 2018, the Argentine Congress passed Law No. 27,442, which introduced several changes to the former Antitrust Law No. 25,156, as follows: (i)  it envisages the creation of a National Competition Authority, as opposed to having a “dual” authority which will oversee an Antritrust Tribunal and two Secretaries, namely the Secretaria de Conentraciones Económiacas and the Secretaria de Investigaciones de Conductas Anticompetitivas; (ii) in terms of supervising potential mergers, it increases the volume of business’ threshold and provides for the adoption of a suspensory regime, by means of which the parties to a reportable transaction will not be able to close it until they receive authorization from the authority; and (iii) in terms of anticompetitive conducts, it substantially increases fines and presumes that there exists certain conduct that is deemed to be absolutely restrictive to competition and, therefore, illegal per se (i.e. “hard core cartels”). The current non-suspensory regime shall continue to apply until the creation of the National Competition Authority.

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
The result of the next presidential and provincial elections that will take place in 2019 could generate uncertainty in the Argentine economy and, consequently, in our businesses and the results of our operations.
Argentina's national election for president and vice-president will take place in October 2019, and other relevant local and federal elections will also take place in 2019. The impact that the electoral process and its results could have on the policies and the economy of Argentina is uncertain.
Additionally, it is not possible to predict the measures that may be adopted by the next administration at the national or provincial level, which could have a substantially adverse effect on the economy. We cannot guarantee that current programs and policies that apply to the agricultural sector will continue in place in the future. See “Government intervention in Argentina may have a direct impact on our prices and sales” and “An increase in export and import duties and controls may have an adverse impact on our sales”
The Argentine economy has been adversely affected by economic developments in other markets.
Financial and securities markets in Argentina, and also the Argentine economy, are influenced by economic and market conditions in other markets worldwide, including those relating to a potential trade war between China and the United States. Although economic conditions vary from country to country, investors' reactions to events occurring in one country sometimes demonstrate a "contagion" effect in which an entire region or class of investment is disfavored by international investors.
Consequently, there can be no assurance that the Argentine financial system and securities markets will not continue to be adversely affected by events in developed countries' economies or events in other emerging markets, which could in turn, adversely affect the Argentine economy and, indirectly, our business, financial condition and results of operations, and the market value of our securities.
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
Litigation involving holdout creditors, claims with ICSID and other claims against the Argentine national government, resulted and may result in material judgments against the government, lead to attachments of or injunctions relating to Argentina’s assets, or could cause Argentina to default under its other obligations, and such events may prevent Argentina from obtaining favorable terms or interest rates when accessing international capital markets or from accessing international financing at all. Our ability to obtain U.S. dollar-denominated financing has been adversely impacted by these factors. During 2016, 2017 and 2018, it became increasingly difficult for Argentine companies to obtain financing in U.S. dollars, and loans in local currencies carry significantly higher interest rates. The termination of the injunctions issued by the United States courts preventing bondholders from receiving their interest payments on the bonds issued pursuant to the 2005 and 2010 exchange offers, and the related subsequent events, have paved the way for the Argentine national government to regain access to the international capital markets. Nonetheless, Argentina’s ability to obtain international or multilateral private financing or direct foreign investment may be limited, which may in turn impair its ability to implement reforms and public policies to foster economic growth. In addition, Argentina’s ongoing litigation with the remaining holdout creditors as well as ICSID and other claims against the Argentine national government, or any future defaults of its financial obligations, may prevent us from accessing the international capital markets or cause the terms of any such transactions less favorable than those provided to companies in other countries in the region, potentially impacting our financial condition.
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
The Executive Board of the International Monetary Fund has approved a three-year Stand-By Arrangement for Argentina amounting to US$57.1 billion, following an agreement on an economic plan to be implemented by the Argentine authorities; however, there can be no assurance that such plan will meet its objectives in supporting the Argentine government’s economic priorities, nor are we able to predict what the future consequences will be for the Argentine economy in general or our business in particular.
The Argentine government requested IMF financial support in late May 2018 to help strengthen the Argentine economy in light of the recent financial market turbulence. In early June 2018, Argentina and IMF staff reached an agreement on an economic plan that could be supported by IMF financing in the form of a Stand-By Arrangement for $50.0 billion, and on June 20, 2018, the IMF’s Executive Board approved such plan and the consequent three-year Stand-By Arrangement, and on June 21, 2018, the IMF made the first disbursement of US$15 billion.
On September 2018 the Argentine government negotiated an extension to the Stand-By Arrangement from $50.0 billion to $57.1 billion. By the end of October 2018, the IMF made the second disbursement of $5.7 billion and by the end of December made a third disbursement of $7.6 billion. On April 5, 2019 the IMF approved the fourth disbursement under the Stand-By Arrangement of $10.8 billion.
The purpose of the Stand-By Arrangement is to support the Argentine government’s economic priorities, which include strengthening the Argentine economy and protecting the living standards of the Argentine people.

The Argentine government has stated that it intends to take measures to accelerate the pace at which the federal government’s fiscal deficit is reduced. This measure is expected to ultimately lessen the government’s financing needs and put public debt on a downward path.
In addition, the Argentine government’s economic plan intended to put in place measures to offer opportunity and support to the less well-off members of Argentine society. The authorities have committed to ensuring that spending on social assistance, as a share of gross domestic product, will not decline during the next three years.
As of the date of this report, we cannot guarantee that the financing package will be sufficient to enable the Argentine government to achieve the goals of its economic plan, nor are we able to predict what the future consequences will be for the Argentine economy in general or our business in particular.
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
According to data published by the INDEC, the CPI increased 23.9% in 2014 and 11.9% as of October 2015 (for the first nine months of year 2015). In November 2015, the INDEC suspended the publication of the CPI. According to the most recent publicly available information based on data from the Province of San Luis, the CPI grew by 31.6% in 2017 and by 31.4% in 2018. According to the most recent publicly available information based on data from the City of Buenos Aires, the CPI grew by 29.6% in 2017 and by 41.0% in 2018. After implementing certain methodological reforms and adjusting certain macroeconomic statistics based on these reforms, in June 2016 the INDEC resumed its publication of the CPI. According to the INDEC, the monthly CPI increase in 2017 was 1.3% in January, 2.5% in February, 2.4% in March, 2.6% in April, 1.3% in May, 1.2% in June, 1.7% in July, 1.4% in August, 1.9% in September, 1.5% in October, 1.4% in November and 3.1% in December. In 2018, the monthly CPI increase was 1.8% in January and 2.4% in February. INDEC has also published inflation figures for the Wholesale Price Index (Índice de Precios Internos al por Mayor or “WPI”), for 2018, reporting a monthly increase of 4.6% in January and 4.8% in February. The WPI for the year ended December 31, 2017 showed an annual increase of 18.8%. The WPI for the year ended December 31, 2016 showed an annual increase of 34.5%. The WPI for the Transition Period showed an increase of 7.4%.
Uncertainty surrounding future inflation rates may have an adverse impact for Argentina in the long-term credit market.
The Argentine economy has experienced significant volatility in past decades, including numerous periods of low or negative growth and high and variable levels of inflation and currency devaluation. Inflation remains a challenge for Argentina given its persistent nature in recent years and also considering its high levels during 2018. No assurances can be given that the rate of growth experienced over past years will be achieved in future years or that the national economy will not suffer recession. If economic conditions in Argentina were to slow down, or contract, if inflation were to accelerate further, or if the Argentine government's measures to attract or retain foreign investment and international financing in the future to incentivize domestic economy activity are unsuccessful, such developments could adversely affect Argentina's economic growth and in turn affect our financial health and results of operations.
The Argentine Government has announced its intention to reduce the primary fiscal deficit as a percentage of GDP over time and reduce the government's reliance on Central Bank financing. If the measures adopted by the Macri administration are not able to resolve the structural inflationary disruptions of Argentina, the current inflationary levels could subsist and have a negative impact on the economic and financial conditions of Argentina, and as such affect our operations and financial situation. Inflation can also lead to an increase in Argentina's debt and have an adverse effect on Argentina's ability to service its debt, mainly in the medium and long term when most inflation-indexed debt matures. In addition, weaker fiscal results could have a material adverse effect on the Government's ability to access long term financing, which, in turn, could adversely affect Argentina's economy and financial condition and access to international or domestic capital markets.
Current conditions make the application of IAS 29 for our Argentine subsidiaries mandatory .Accordingly, IAS 29 is applicable for financial statements included in any of our filings with the SEC under the Securities Act or the Exchange Act for periods ending after July 1, 2018. We cannot predict the future impact that the application of IAS 29 and related adjustments will have on our Argentine subsidiaries’ financial statements or the effects on our business, results of operations and financial condition. Also, we cannot predict when the application of IAS 29 will no longer be mandatory. We will to continue to apply IAS 29 until such time as the cumulative three-year inflation rate is equal to or less than 70%. See Item 3 - Presentation of financial and other information - Financial reporting in a hyperinflation economy.

Failure to adequately address actual and perceived risks of institutional deterioration and corruption may adversely affect Argentina's economy and financial condition.
A lack of a solid and transparent institutional framework for contracts with the Argentine government and its agencies and corruption allegations have affected and continue to affect Argentina. Argentina ranked 85 of 180 in the Transparency International's 2018 Corruption Perceptions Index and 117 of 190 in the World Bank's Doing Business 2018 report.
As of the date of this annual report, there are various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Argentine Federal Prosecutor, including the largest such investigation, known as Los Cuadernos de las Coimas (the "Notebooks Investigation") which have negatively impacted the Argentine economy and political environment. Depending on how long it takes to close these investigations and their results, companies involved in the investigations may be subject to, among other things, a decrease in their credit ratings, claims filed by their investors, and may further experience restrictions in their access to financing through the capital markets, together with a decrease in their income. Additionally, as the criminal cases against the companies involved in the investigations move forward, said companies may be restricted from rendering services or may face new restrictions, due to their customers' internal standards. These adverse effects could restrict these companies' ability to conduct their operating activities and to meet their financial obligations. As a consequence of the above, the number of suppliers available for our operations may be reduced and, as such, we may experience an adverse effect on our commercial activities and results of operations.
The Argentine government's ability to implement initiatives aimed at strengthening Argentina's institutions and reducing corruption is uncertain as it would be subject to independent review by the judicial branch, as well as legislative support from opposition parties. We cannot give any assurance that the implementation of these measures by the Argentine government will be successful in stopping institutional deterioration and corruption.

The credibility of several Argentine economic indices has been called into question, which may lead to a lack of confidence in the Argentine economy and may in turn limit our ability to access the credit and capital markets.
Between 2007 and 2014, the inflation index determined by INDEC has been the subject of widespread criticism and extensive discussions in connection with analysis of the Argentine economy. The intervention of the former Argentine government in the INDEC in 2007 and the change in the way the inflation index was measured have resulted in disagreements between the former Argentine government and private consultants as to the actual annual inflation rate. The former Argentine government imposed fines on private consultants reporting inflation rates higher than the INDEC data. As a result, private consultants typically shared their data with Argentine lawmakers who opposed the previous government, and who released such data from time to time. The widespread disagreements had the negative effect of eroding public confidence in Argentina’s economy.
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
However, during December 2015 and January 2016, the new government declared the national statistical system and the INDEC to be in a state of administrative emergency through December 31, 2016. Accordingly, the new head of the INDEC announced the temporary suspension of the publication of official data of prices, poverty, unemployment and GDP until the completion of a full review of INDEC’s policies. Shortly thereafter, the new administration released an alternative CPI index based on data from the City of Buenos Aires and the Province of San Luis. The INDEC resumed its publication of the CPI in June 2016, after implementing certain methodological reforms and adjusting certain macroeconomic statistics on the basis of those reforms. The INDEC also revised GDP data from 2004 through 2015. Among other adjustments, in calculating GDP for 2004, the INDEC made changes to the composition of GDP that resulted in a negative adjustment of approximately 12% for that year. To calculate real GDP for subsequent years based on the revised 2004 GDP, the INDEC used deflators that are consistent with its revised methodology to calculate inflation. By previously understating inflation, the INDEC had overstated economic growth in real terms. The adjustments made by the INDEC lead to a determination of real GDP growth of 48.6% for the period of 2004 to 2015, as opposed to 65% growth in real terms for the same period resulting from the information used prior to June 2016. As a consequence of these reforms, on November 9, 2016, the Executive Board of the IMF lifted its censure on Argentina, noting that Argentina had resumed the publication of data in a manner consistent with its obligations under the Articles of Agreement of the IMF. In March 2018, the Argentine government announced a draft bill to provide INDEC with total autonomy and to transform it into an entity that will guarantee greater statistical independence of the main macroeconomic indicators.
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
The Argentine government has in the past set certain industry market conditions and prices. In March 2002, the Argentine government fixed the price for milk after a conflict among producers and the government. In 2005, the Argentine government adopted measures in order to increase the domestic availability of beef and reduce domestic prices. The export tax rate was increased and a minimum weight requirement for animals to be slaughtered was established. In March 2006, sales of beef products to foreign markets were temporarily suspended until prices decreased. Furthermore, in 2007 the Argentine government significantly increased export tax rates on exports of crops. A number of restrictions were also imposed on the grain and oilseed markets that essentially limited the access of traders to exports, resulting in a disparity between domestic and world prices. In March 2012, the Undersecretary of Transport created an “indicative price” for the transportation of grains by road fixed on a quarterly basis. The actual price paid for the road transportation of grains cannot be lower than 5% or higher than 15% of the “indicative price” fixed for the applicable period. In some cases, the imposition of this “indicative price” would produce increases in our transportation costs. In addition, on April 9, 2013, the Secretary of Commerce issued a resolution that established a fixed price for selling liquid hydrocarbons for a six months period. The fixed price would be the highest selling price on the date of issuance of the resolution, in certain regions of the country. Notwithstanding the April 9 resolution, YPF (the Argentine government-controlled oil and gas company) implemented gas price increases that were matched by other oil companies. Due to the increase in the price of the wheat, on July 4, 2013, the Secretary of Commerce issued a resolution mandating wheat producers and distributors to sell their stocks to satisfy the domestic demand, seeking to reduce the wheat price. On January 2014, the Secretary of Commerce launched a new program of price controls called Precios Cuidados. Producers and suppliers committed to fixed prices for more than 300 basic products subject to review on a quarterly basis. As of the date hereof, two of our rice products sold under the trademark “Molinos Ala” and "Apostoles" are subject to this program. Violation of the program may result in sanctions, including fines of up to AR$5,000,000.
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

The Capital Markets Law modifies the applicable regime of the Capital Markets, including local Stock Exchange and commodities markets, and of the agents and also the powers conferred to the “CNV”. The main amendments introduced refer to the increase in the power of intervention by the CNV over the Exchange Markets and agents entitling the CNV to appoint supervisors with the ability to veto listed companies´ board decisions, and even disband the board of directors for a period of 180 days; and suspend the activities of agents and markets, without prior notice, when the CNV determines that a breach of applicable regulations has occurred. Also the new Capital Markets Law introduces new and more stringent requirements for agents to obtain authorization to operate in the markets which may result in a reduction of the current number of authorized agents operating in the grain markets. In November, 2016, the Argentine executive branch sent a bill to the Argentine Congress to reform the current Capital Markets Law No. 26,831 which, among other changes, proposes the abrogation of these interventionist powers granted to the CNV and generally seeks to modernize the entire regulatory framework applicable to the Argentine Capital Markets, incorporating current international practices to further its development. However, as of the date of this annual report, such bill has not yet been passed.
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
Additionally, Decree 1043/2018 established a prior mandatory procedure for dismissals without cause by means of which employers are required to communicate to the Ministry of Production and Labor any dismissal without cause of employees hired for an indefinite period of time. The communication must be submitted at least ten business days before the date of notification of the dismissal without cause. During such term the Ministry of Production and Labor may appoint hearings in order to analyze the conditions of the future termination of employment, and summon the employer and the employee, with the representation of the relevant union, to the hearings. The decree will remain in force until March 31, 2019.
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
In the past, the Argentine government has passed laws, regulations and decrees requiring companies in the private sector to increase wages and provide specified benefits to employees, and may do so again in the future. Argentine employers, both in the public and private sectors, have experienced significant pressure from their employees and labor organizations to increase wages and to provide additional employee benefits. Due to the high levels of inflation, employees and labor organizations are demanding significant wage increases. In August 2012, the Argentine government established a 25% increase in minimum monthly salary to 2,875 Argentine pesos, effective as of February 2013. The Argentine government increased the minimum salary, to 4,716 in January 2015, to 5,588 Argentine pesos in August 2015, to 6,060 Argentine pesos in January 2016, to 6,810 Argentine pesos in June 2016, 7,560 Argentine pesos in September 2016, 8.060 Argentine pesos in January 2017, 8,860 Argentine pesos in July 2017,9,500 Argentine pesos in January 2018, 10,000 Argentine pesos in July 2018, 10,700 Argentine pesos in September 2018, and to 11,300 Argentine pesos in December 2018. The Argentine government confirmed that the minimum salary will be increased to 12,500 Argentine pesos by June 2019. Recently, the INDEC published data regarding the evolution of salaries in the private and public sectors, which reflects approximately 32.91% and 32.58% salary increases in the private and public sectors, respectively, for the period from November 2015 through December 2018 and approximately 28.3% and 27.2% salary increase in the private and public sectors, respectively from the period from January 2018 to November 2018. During the second half of 2018, labor unions agreed with employers´ associations on 15% salary increases (and such agreements are currently being revised). In addition, on November 12, 2018, the Argentine government issued a decree imposing the payment of an extraordinary non-remuneratory bonus of AR$5,000 to all workers in the private sector, payable in two installments in December 2018 and February 2019.
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
On January 2, 2017, the Macri administration enacted a further reduction of the export duties on soybean and soybean products, including a monthly 0.5% cut on the export duties rate starting on January 2018 and until December 2019 has been set. However, on September 4, 2018, Decree No. 793/2018 was published which establishes an export duty of 12% on the export for consumption of all merchandise included in tariff positions of the Common Mercosur Nomenclature through December 31, 2020. This export duty may not exceed 4 pesos per U.S. dollar of the taxable value or the official FOB price, as applicable. Additionally, on December 4, 2018, the current Argentine administration imposed duties on the exportation of services (and not only goods) and allowed the Executive Power to impose export duties of up to 30% until December 31, 2020, with a maximum rate of 12% for services and goods that were not subject to export duties before September 2, 2018.
The Macri administration also imposed the Import Monitoring System (Sistema Integral de Monitoreo de Importaciones or “SIMI”). Under this new system, importers are required to submit certain information electronically through the SIMI application which, once approved, will be valid for 180 calendar days.
In addition, the Macri administration has enacted an import licensing regime that includes automatic and non-automatic licensing for imports. Automatic import licensing provides that the importer is only required to submit information through the SIMI as well as provide other certification related to the imported goods. Non-automatic licensing provides that the authorities have a 10-day period to either approve or reasonably reject the import license requested based on its effect on local businesses, in addition to the other import requirements that the goods be subject to (SIMI, certifications, etc.).

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
On December 29, 2017, the Argentine Government enacted Law No. 27,430 (the "Tax Reform Law"), a comprehensive tax reform which became effective on January 1, 2018. Specifically, Law No. 27,430 introduced amendments to income tax (both at corporate and individual levels), value added tax, tax procedural law, criminal tax law, social security contributions, excise tax, tax on fuels and tax on the transfer of real estate.
The Tax Reform Law introduced several amendments in connection with federal income tax, such as the progressive reduction of the tax rate on corporate level from 35% to a 30% applicable to the fiscal periods starting on January 1, 2018 until December 31, 2019; and to a 25% applicable to the fiscal periods starting on January 1, 2020 onwards, and established that dividends or other profits distributed to Argentine resident individuals and foreign beneficiaries would be subject to taxation. Therefore, as of January 1, 2018, income tax on Argentine resident companies and branches of non-Argentine entities applies in two stages: (i) a first stage charged at the corporate level (at a tax rate of 30% or 25%, depending on the fiscal period involved, as explained above); and (ii) a second stage charged at the shareholder or owner level -when being an Argentine resident individual or a foreign beneficiary- (at a tax rate of 7% or 13%, according to the fiscal period from which the distributed profit derived). The equalization tax, which levied distributions made out of previously untaxed income, was eliminated. The sale, exchange or disposition of shares and other securities not trading in, or listed on, capital markets and securities exchanges by resident individuals and foreign beneficiaries in general is subject to tax at a rate of 15%. Non-residents can opt to be taxed at a rate of 15% on the net gain or 13.5% on the gross amount of the transaction, at the option of the seller.

Risks Related to Brazil
Brazilian economic and political conditions and perceptions of these conditions in international markets have a direct impact on our business and our access to international capital and debt markets, which could adversely affect our results of operations and financial condition.
A significant portion of our operations, properties and customers are located in Brazil. Accordingly, our financial condition and results of operations are substantially dependent on economic conditions in Brazil. The Brazilian economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high and variable levels of inflation and currency devaluation. Brazil’s GDP, in nominal terms, grew by 6.1% in 2009, 5.1% in 2010, decreased 0.1% in 2011, increased 7.5% in 2012, increased 3.9% in 2013, increased 1.9% in 2014, increased 3.0% in 2015, increased 0.1% in 2016 and decreased 3.8% in 2017. We cannot assure you that GDP will increase or remain stable in the future. Future developments in the Brazilian economy may affect Brazil’s growth rates and, consequently, the consumption of sugar, ethanol, and our other products. As a result, these developments could impair our business strategies, results of operations and financial condition.
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
Over the past years Brazil has faced an economic recession and the Government is adopting fiscal adjustment measures. Any fiscal adjustment is complex and involves radical and unpopular measures. The Minister of Finance has also been raising the possibility of increasing or creating new taxes. For example, the Brazilian government may reduce or increase at any time through a presidential decree the rates of the tax levied on financial operations, such as credit transactions (“IOF/Credit”), foreign exchange transactions (“IOF/Exchange”), derivative securities transactions (“IOF/Securities”), among other taxable events. On March, 30, 2017, a presidential decree was published in order to introduce a 0.38% rate of the IOF/Credit on some loan transactions, such as credits provided by cooperatives, which were previously subject to a zero percent rate.
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
Social movements, such as Movimento dos Trabalhadores Rurais Sem Terra and Comissão Pastoral da Terra, are active in Brazil and advocate land reform and mandatory property redistribution by the Brazilian government. Land invasions and occupations of rural areas by a large number of individuals is common practice for these movements, and, in certain areas, including those in which we have invested or are likely to invest, police protection and effective eviction proceedings are not available to land owners. As a result, we cannot assure you that our properties will not be subject to invasion or occupation by these groups. A land invasion or occupation could materially impair the normal use of our lands or have a material adverse effect on our results of operations, financial condition or the value of our common shares. In addition, our land may be subject to expropriation by the Brazilian government. Under Article 184 of the Brazilian Constitution, the Brazilian government may expropriate land that is not in compliance with mandated local “social functions”. A “social function” is defined in Article 186 of the Brazilian Constitution as (i) rational and adequate exploitation of land; (ii) adequate use of natural resources available and preservation of the environment; (iii) compliance with labor laws; and (iv) exploitation of land to promote welfare of owners and employees. If the Brazilian government decides to expropriate any of our properties, our results of operations may be adversely affected, to the extent that potential compensation to be paid by the Brazilian government may be less than the profit we could make from the sale or use of such land. Disputing the Brazilian government’s (*) expropriation of land is usually time-consuming and the outcomes of such challenges are uncertain. In addition, we may be forced to accept public debt bonds, which have limited liquidity, as compensation for expropriated land instead of cash.
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
The Brazilian economy has been experiencing a slowdown – GDP growth rates were 7.5%, 3.9%, 1.9%, 2.7%, and 0.1% in 2010, 2011, 2013, 2014 and 2015, respectively.GDP decreased 3.8%, 3.6% in 2015 and 2017, respectively and has shown growth rate in 2017 of 1.0%. Inflation, unemployment and interest rates have increased more recently and the Brazilian Real has weakened significantly in comparison to the U.S. dollar. The market expectations for the years 2018 and 2019 is that the Brazilian economy will continue to slow down and GDP will decrease. Our results of operations and financial condition may be adversely affected by the economic conditions in Brazil.
Allegations of political corruption against the Brazilian government and the Brazilian legislative branch could create economic and political instability.
In the past, members of the Brazilian government and of the Brazilian legislative branch have faced allegations of political corruption. As a result, a number of politicians, including senior federal officials and congressmen, resigned and/or have been arrested. Currently, several members of the Brazilian executive and legislative branches of government are being investigated as a result of allegations of unethical and illegal conduct identified by the Car Wash Operation (Operação Lava-Jato) being conducted by the Office of the Brazilian Federal Prosecutor. On April 17th, 2016 the impeachment process of the Brazilian President was approved by the House of Representatives and, on August 31st, 2016 the process was approved by Senate. The Brazilian President was replaced by the Vice-President until a new election is to be held in 2018. The new President has been trying to implement political and economic reforms related to fiscal and social security matters, and other measures targeting higher economic rates of growth and employment. On November 11, 2017, a reform to Brazil's labor laws (Law No. 13,467/2017) establish that mutually agreed arrangements between an employer and employee in many circumstances prevail over general labor laws.
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
We currently make significant investments to comply with these laws and regulations. Although our plans for the implementation of mechanized harvesting are underway, with 98.3% of our sugarcane harvest mechanized during the 2017-2018 harvest, the strengthening of these laws and regulations or the total prohibition of sugarcane burning would require us to increase our planned investment in harvesting equipment, which, in turn, would limit our ability to fund other investments. In addition, the state of São Paulo has imposed an obligation on growers to dedicate a certain percentage of land used for sugarcane cultivation for native or reclaimed forest area. The cost of setting aside this land is difficult to predict and may increase costs for us or our sugarcane suppliers. As a result, the costs to comply with existing or new laws or regulations are likely to increase, and, in turn, our ability to operate our plants and harvest our sugarcane crops may be adversely affected.

Risks Related to a Luxembourg Company
We are a Luxembourg corporation (“société anonyme”) and it may be difficult for you to obtain or enforce judgments against us or our executive officers and directors in the United States.
We are organized under the laws of the Grand Duchy of Luxembourg. Most of our assets are located outside the United States. Furthermore, most of our directors and officers and experts reside outside the United States, and most of their assets are located outside the United States. As a result, you may find it difficult to effect service of process within the United States upon these persons or to enforce judgments outside the United States obtained against us or these persons in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the U.S. federal securities laws. Likewise, it may also be difficult for you to enforce in U.S. courts judgments obtained against us or these persons in courts located in jurisdictions outside the United States, including actions predicated upon the civil liability provisions of the U.S. federal securities laws. It may also be difficult for an investor to bring an action in a Luxembourg court predicated upon the civil liability provisions of the U.S. federal securities laws against us or these persons. Luxembourg law provides shareholders the right to bring a derivative action on behalf of the Company only in limited circumstances and subject to conditions only admit, shareholders’ right to bring a derivative action on behalf of the company.
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
Our corporate affairs are governed by our articles of incorporation and by the laws governing joint stock companies organized under the laws of the Grand Duchy of Luxembourg as well as such other applicable local law, rules and regulations. The rights of our shareholders and the responsibilities of our directors and officers under Luxembourg law are different from those applicable to a corporation incorporated in the United States. As a foreign private issuer, we are exempt from certain rules under the Exchange Act, and consequently, there may be less publicly available information about us than is regularly published by or about U.S. issuers. Also, Luxembourg regulations governing the securities of Luxembourg companies may not be as extensive as those in effect in the United States, and Luxembourg law and regulations in respect of corporate governance matters may not be as protective of minority shareholders as state corporation laws in the United States. Therefore, you may have more difficulty protecting your interests in connection with actions taken by our directors and officers or our principal shareholders than you would as a shareholder of a corporation incorporated in the United States.
Luxembourg and European insolvency and bankruptcy laws are substantially different from U.S. insolvency laws and may offer our shareholders less protection than they would have under U.S. insolvency and bankruptcy laws.
As a company organized under the laws of the Grand Duchy of Luxembourg and with its registered office in Luxembourg, we are subject to Luxembourg insolvency and bankruptcy laws in the event any insolvency proceedings are initiated against us including, among other things, Council and European Parliament Regulation (EU) 2015/848 of 20 May 2015 on insolvency proceedings (recast). Should courts in another European country determine that the insolvency and bankruptcy laws of that country apply to us in accordance with and subject to such EU regulations, the courts in that country could have jurisdiction over the insolvency proceedings initiated against us. Insolvency and bankruptcy laws in Luxembourg or the relevant other European country, if any, may offer our shareholders less protection than they would have under U.S. insolvency and bankruptcy laws and make it more difficult for them to recover the amount they could expect to recover in a liquidation under U.S. insolvency and bankruptcy laws.
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
On March 27, 2015, Adecoagro commenced a series of transactions for the purpose of transfering the domicile of Adecoagro LP to Luxembourg. In connection with the Adecoagro LP re-domiciliation, Adecoagro merged IFH into Adecoagro LP (Delaware) with Adecoagro LP (Delaware) as the surviving entity and on April 1, 2015 Adecoagro GP S.à r.l., a société à responsibilité limitée organized under the laws of Luxembourg, became he general partner of Adecoagro LP on April 1, 2015. Also on April 1, 2015, Adecoagro completed the re-domiciliation of Adecoagro LP (Delaware) out of Delaware to Luxembourg and Adecoagro LP without dissolution or liquidation, continued its corporate existence as Adecoagro LP S.C.S., a société comandite simple organized under Luxembourg law, effective April 2, 2015. For a detailed description of the Adecoagro LP redomiciliation please see “Corporate Development” below.
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
On February 26, 2013, Adecoagro formed the joint venture CHS Agro S.A., together with CHS de Argentina S.A., a leading farmer-owned energy, grains and foods company based in the United States were each held 50% interest. CHS Agro built a sunflower processing facility located in the city of Pehuajo, Province of Buenos Aires, Argentina. The facility processes blackoil and confectionary sunflower into specialty products such as in-shell seeds and oil seeds, which are entirely exported. The joint venture grows confectionary sunflower on leased farms, while blackoil sunflower is originated from third parties. On January 14, 2019 and after a restructuring of the joint venture, we purchased 50% capital stock of CHS Agro from CHS de Argentina S.A.
During March 2013, we began the construction of the second greenfield project in our sugarcane cluster in Mato Grosso do Sul. The Ivinhema mill, with 5.7 million tons of sugarcane crushing capacity and located 45 km south of Angelica, consolidate our cluster, generating important synergies and economies of scale, improving operational margins and Adjusted Free Cash Flow. Ivinhema was built in two phases: the first phase with 2.0 million tons of capacity was completed during April 2012, and the second phase with 3.0 million tons of crushing capacity was completed in mid-2015.
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
On February 5, 2019 we acquired a peanut processing facility for $10 million. The facility is located in Dalmacio Vélez, Province of Cordoba, Argentina.
In light of the improved regulatory framework and outlook for the agribusiness sector in Argentina, we have identified several growth opportunities across our farming operations. These investments will allow us to increase operational efficiency, reduce costs and enhance returns across our dairy, rice and crops segments.
On February 8, 2019 we acquired two milk processing plants and two trademarks from SanCor Cooperativas Unidas Limitadas. One of the facilities is located in the city of Chivilcoy, Province of Buenos Aires, and is primarily focused on fluid milk production for the domestic market in Argentina. The other facility is located in the city of Morteros, Province of Cordoba, and produces dry milk and cheese for the export market. In addition, we acquired “Las 3 Niñas” and “Angelita” trademarks. Both brand names are well recognized in Argentina and represent a solid commercialization vehicle for retail consumer dairy products.
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
On March 27, 2015, Adecoagro commenced a series of transactions for the purpose of transferring the domicile of Adecoagro LP to Luxembourg. In connection with the Adecoagro LP redomiciliation, Adecoagro merged IFH LP into Adecoagro LP with Adecoagro LP (Delaware) as the surviving entity. In connection with this merger, all of the assets and liabilities of IFH L.P. vested in Adecoagro LP (Delaware), Ona Ltd became its general partner and Toba Ltd became a wholly owned subsidiary of Adecoagro LP (Delaware). In connection with the transactions completed on March 27, 2015, Ona Ltd. assigned its general partnership interest in Adecoagro LP to Adecoagro GP S.a.r.l., a société responsibilitie limitee organized under the laws of Luxembourg, on April 1, 2015. Also on April 1, 2015, Adecoagro completed the redomiciliation of Adecoagro LP (Delaware) out of Delaware to Luxembourg and Adecoagro LP, without dissolution or liquidation, continued its corporate existence as Adecoagro LP S.C.S., a société en comandite simple organized under Luxembourg law, effective April 2, 2015. Since that date the affairs of Adecoagro LP S.C.S. have been governed by its by-laws and Luxembourg law.
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

The following chart summarizes our corporate structure as of April 2019. The Restricted Subsidiaries and Unrestricted Subsidiaries shown on the chart refer to the terms Restricted Subsidiary and Unrestricted Subsidiary, respectively, as defined in our Senior Notes Indenture attached hereto as Exhibit 4.43.

CORPORATE STRUCTURE

Luxembourg
Spain
Argentina
Uruguay
Brazil
ADECOAGRO S.A.
100% (*)
ADECOAGRO LP S.C.S.
96.50%
100%
99.96902%
59.73%
100%
WHOLLY OWNED HOLDINGS
PILAGA S.A.
1.37%
100%
100%
100%
51%
100%
40.26%
ADECOAGRO BRASIL PARTICIPACÕES S.A.
2.13%
ADECO AGROPECUARIA S.A.
WHOLLY OWNED COMPANIES - RESTRICTED SUBSIDIARIES
100%
ADECOAGRO VALE DO IVINHEMA S.A.
51% OWNED COMPANIES - UNRESTRICTED SUBSIDIARIES
49%
Adecoagro Non-related Companies
WHOLLY OWNED COMPANIES - RESTRICTED SUBSIDIARIES
100%
100%
WHOLLY OWNED COMPANIES
USINA MONTE ALEGRE LDTA
WHOLLY OWNED COMPANIES - RESTRICTED SUBSIDIARIES
100%
MONTE ALEGRE ENERGIA LDTA

Principal Capital Expenditures
Capital expenditures totaled $199.6 million, $133.2 million and $149.8 million for the years ended December 31, 2018, 2017 and 2016, respectively.
For a discussion of our capital expenditures and future projections, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditure Commitments.”
B.    BUSINESS OVERVIEW

Our Company

We are a leading agroindustrial company in South America, with operations in Argentina, Brazil and Uruguay. We are currently involved in a broad range of businesses, including farming crops and other agricultural products, dairy operations, sugar, ethanol and energy production and land transformation. Our sustainable business model is focused on (i) a low-cost production model that leverages growing or producing each of our agricultural products in regions where we believe we have competitive advantages, (ii) reducing the volatility of our returns through product and geographic diversification and use of advanced technology, (iii) benefiting from vertical integration in key segments of the agro-industrial chain, (iv) acquiring and transforming land to improve its productivity and realizing land appreciation through strategic dispositions, and (v) implementing sustainable production practices and technologies focused on long-term profitability.
As of December 31, 2018, we owned a total of 231,712 hectares, comprised of 19 farms in Argentina, 9 farms in Brazil and one farm in Uruguay. In addition we own and operate several agro-industrial production facilities including three rice processing facilities in Argentina, three dairy facilities with approximately 8,035 milking cows in Argentina, 11 grain and rice conditioning and storage plants in Argentina, and three sugar and ethanol mills in Brazil with a sugarcane crushing capacity of 12.3 million tons (1).
We believe that we are:

•
    one of the largest owners of productive farmland in South America, with more than 192,413 owned productive hectares as of December 31, 2018 (excluding legal land reserves pursuant to local regulations and other land reserves) located in Argentina, Brazil and Uruguay, producing a wide range of agricultural products.

•
    a leading producer of grains and oilseeds in South America. During the 2017/2018 harvest year, we harvested 186,306 hectares (including 73,021 leased hectares and 35,714 second crop hectares) and produced 503,788 tons of grains, including soybeans, corn, wheat, sunflower and cotton;

•
    one of the largest fully integrated producers of rough (unprocessed) rice in the world, planting 40,289 hectares (including 1,700 leased hectares) and producing 276,693 tons during the 2017/2018 harvest year, which accounted for 22% of the total Argentine production according to the Confederacion de Molinos Arroceros del Mercosur (“Conmasur”). We are also a large processor and exporter of white rice (processed) in Argentina, accounting for 19% of total white rice production capacity in Argentina and 35% of total Argentine white rice exports during 2018, according to Camara de Industriales Arroceros de Entre Ríos (Federacion de Entidades Arroceras).

•	a leading dairy producer in South America in terms of our cutting-edge technology, productivity per cow and grain conversion efficiencies, producing 101.3 million liters of raw milk during 2018.

•
    a growing producer of sugar and ethanol in Brazil, where we currently own three sugar and ethanol mills, with an aggregate installed capacity of 12.4 million tons per year and full cogeneration capacity (the generation of electricity from sugarcane bagasse, the fiber portion of sugarcane that remains after the extraction of sugarcane juice) of 232 MW as of December 31, 2018. Our operation is highly integrated, meaning that 94,6% of the sugarcane crushed at our mills is supplied from our own plantations. As of December 31, 2018, our sugarcane plantation consisted of 153,690 hectares; and.

•
    one of the leading companies in South America involved in the acquisition and transformation of undermanaged land to more productive uses, generating higher cash yields. During the last twelve fiscal years, we have consistently sold a portion of our fully mature farmland every year. In aggregate, we have sold over 91,400 hectares generating capital gains of approximately $234 million.

We are engaged in three main businesses:

1.Farming Business: As of December 31, 2018 we owned 221,425 hectares (excluding sugarcane farms) of farmland in Argentina, Brazil and Uruguay, of which 123,131 hectares are croppable, 14,054 hectares are being evaluated for transformation, 55,228 hectares are suitable for raising beef cattle and are mostly leased to third party cattle farmers, constituting a total of 192,413 productive hectares, and 39,299 hectares are legal land reserves pursuant to local regulations or other land reserves. During the 2017/2018 harvest year we held leases or have entered into agriculture partnerships for an additional 70,415 croppable hectares. We own the facilities and have the resources to store and condition 100% of our crop and rice production. We do not depend on third parties to condition our production for sale. Our farming business is subdivided into four main businesses:

•
    Crop business: We produce a wide range of agricultural commodities including soybeans, corn, wheat, sunflower and cotton, among others. In Argentina, our farming activities are conducted mainly in the Argentine humid pampas region, where agro-ecological conditions are optimal for low-cost production. Since 2004, we have expanded our operations throughout the center-west region of Uruguay and the western part of the state of Bahia, Brazil, as well as in the northern region of Argentina. During the 2017/2018 harvest year, we planted approximately 190,325 hectares of crops, including second harvests, producing 503,788 tons of grains, including soybeans, wheat and corn, sunflower and cotton. We also planted an additional 6,010 hectares where we produced over 150,000 tons of forage that we used for cow feed in our dairy operation. During the current 2018/19 harvest year, we planted approximately 189,010 hectares of crops, including second harvest, and also planted an additional 4,793 hectares of forage.

•
    Rice business: We own a fully-integrated rice operation in Argentina. We produce irrigated rice in the northeast provinces of Argentina, where the availability of water, sunlight, and fertile soil results in one of the most ideal regions in the world for producing rice at low cost. We believe that we are one of the largest producers of rough (unprocessed) rice in Argentina, producing 276,693 tons during the 2017/2018 harvest year, which accounted for 21% of the total Argentine production according to Conmasur. We own three rice mills that process our own production, as well as rice purchased from third parties. We produce different types of white and brown rice that are sold both in the domestic Argentine retail market under our own brand; and exported. During the current 2018/19 harvest year, we planted 40,434 hectares of rice.

•
    Dairy business: We believe that we are a leading dairy producer in South America in terms of our utilization of cutting-edge technology, productivity per cow and grain conversion efficiencies. Through the production of raw milk, we are able to transform forage and grains into value-added animal protein. Our “free-stall” dairies in Argentina allow us to optimize our use of resources (land, dairy cow feed and capital), increase our productivity and maximize the conversion of forage and grain into raw milk. We produced 101.3 million liters of raw milk during 2018, with a daily average of 8,035 milking cows, delivering an average of 36.6 liters of milk per cow per day. On October, 2017 we completed the construction of our first bio-digestor with a 1.4MWH of installed capacity. The facility generates electricity by burning biogas extracted from the effluents produced by our eight thousand milking cows. On November 3, 2017, we began the energy generation and the delivery of electricity to the local power grid. In addition to increasing revenues and securing our energy requirements, this facility enhances the sustainability of our free stall dairy operation by reducing greenhouse gas emissions, improving the effluent management and concentrating valuable nutrients which are applied back to the fields.

•
    All Other Segments business: Our all other segments business consists of leasing pasture land to cattle farmers in Argentina. We lease over 18.005 hectares of pasture land which is not suitable for crop production to third party cattle farmers.

The following table sets forth, for the periods indicated, certain data relating to our farming business:

	Year Ended December 31,
	2018	2017	2016
Sales	(in thousands of $)
Crops (1)	155,418	197,222	142,124
Rice (2)	95,403	86,479	96,562
Dairy	29,710	37,522	32,897
All Other Segments (3)	1,770	1,338	960
Total	282,301	322,561	272,543

	Harvest year
	2017/2018	2016/2017	2015/2016
Production	(in tons)
Crops (tons) (4)	685,657	652,201	583,639
Rice (tons) (5)	276,693	234,831	220,758
Total	962,350	887,032	804,397

	Year Ended December 31
	2018	2017	2016
Dairy (thousands of liters)(6)	101,300	93,168	92,395

	Harvest year
	2018/2019	2017/2018	2016/2017	2015/2016
Planted Area	(in hectares, including second harvest)
Crops (7)	189,412	192,438	190,325	178,491
Rice	40,435	40,289	39,728	37,580
________________________________________________________________________________________________

(1)	Includes soybeans, corn, wheat, sunflower and cotton, among others.

(2)	Sales of processed rice, including rough rice purchased from third parties and processed in our facilities.

(3)
All Other Segments encompasses our remaining interests in the beef Cattle and Coffee businesses. Our beef cattle business consists of over 59 thousand hectares of pasture land that is not suitable for crop production and as a result is leased to third parties for cattle grazing activities.

(4)	Crop production does not include 120,221 tons, 155,300 tons and 136,797 tons, of forage produced in the 2017/2018, 2016/2017 and 2015/2016 harvest years, respectively.

(5)	Expressed in tons of rough rice produced on owned and leased farms. As of December 31, 2018, the 2018/19 harvest year of rice harvest had not begun.

(6)	Raw milk produced at our dairy farms.

(7)	Includes 6,010 hectares, 5,177 hectares, and 5,514 hectares, used for the production of forage during the 2017/18, 2016/2017, and 2015/2016 harvest years, respectively.

2.    Sugar, Ethanol and Energy Business: We cultivate and harvest sugarcane which is then processed in our own mills to produce sugar, ethanol and energy. As of December 31, 2018, our total sugarcane plantation consisted of 153,690 hectares, planted over both owned and leased land. We currently own and operate three sugar and ethanol mills, UMA, Angélica and Ivinhema, with a total crushing capacity of 12.3(1) million tons of sugarcane per year as of December 31, 2018. UMA is a small but efficient mill located in the state of Minas Gerais, Brazil, with a sugarcane crushing capacity of 1.2(2) million tons per year, full cogeneration capacity and an associated sugar brand with strong presence in the regional retail market (Açúcar Monte Alegre). We plant and harvest 99.7% of the sugarcane milled at UMA, with the remaining 0.3% acquired from third parties. Angélica and Ivinhema are two new, modern mills, which we built in the state of Mato Grosso do Sul, Brazil, with current sugarcane crushing capacities of 5.5(3) and 5.6(3) million tons per year, respectively. Both mills are located 45 km apart, and form a cluster surrounded by one large sugarcane plantation. Angelica and Ivinhema are equipped with high pressure steam boilers and turbo-generators with the capacity to use all the sugarcane bagasse by-product to generate electricity. Approximately 28% of the electricity generated is used to power the mill and the excess electricity is sold to the local power grid, resulting in the mills having full cogeneration capacity.
For the year ended December 31, 2018, we crushed 11.4 million tons of sugarcane. Our mills produce both sugar and ethanol, and accordingly, we have some flexibility to adjust our production (within certain capacity limits that generally vary between 40% and 75%) between sugar and ethanol, to take advantage of more favorable market demand and prices at given points in time. For the year ended December 31, 2018 we produced 344,137 tons of sugar and 675,001 cubic meters of ethanol.
As of December 31, 2018, our overall sugarcane plantation consisted of 153,690 hectares of sugarcane in the states of Mato Grosso do Sul and Minas Gerais, Brazil, of which 10,287 hectares of sugarcane were planted on owned land, and 143,403 hectares were planted on land leased from third parties under long term agreements.

(1) Assuming an average of 5,151 hours

The following table sets forth, for the periods indicated, certain data relating to our sugar, ethanol and energy business:

	Year Ended December 31,
	2018	2017	2016
Sales	(In thousands of $)
Sugar	128,377	305,688	330,895
Ethanol	324,661	241,650	211,451
Energy	57,797	62,218	53,995
Other	103	1,061	351
Total	510,938	610,617	596,692

	Year Ended December 31,
Production	2018	2017	2016
Sugar (tons)	344,137	567,068	701,060
Ethanol (cubic meters)	675,001	434,015	422,395
Energy (MWh exported)	705,539	712,425	751,037

	Year Ended December 31,
Other Metrics	2018	2017	2016
Sugarcane milled (% owned)	94,6%	89%	91%
Sugarcane crushing capacity (millions of tons)	12.3	12.3	11.2
% Mechanized harvesting operations — Consolidated	99%	98%	98%
% Mechanized /harvesting operations — Cluster	100%	100%	100%

(1) Assuming an average of 5,151 crushing hours
(2)Assuming an average of 4,805 crushing hours
(3)Assuming an average of 5,168 crushing hours
3.    Land Transformation Business: We acquire farmlands we believe are underdeveloped or underutilized and, by implementing cutting-edge production technology and agricultural best practices, transform the land to be suitable for more productive uses, enhance yields and increase the value of the land. During the sixteen-year period since our inception, we have effectively put into production 174,866 hectares of land that was previously undeveloped or undermanaged. During 2018, we put into production 508 hectares and in addition continued the transformation process of over 132,428 hectares we own. We realize and capture land transformation value through the strategic disposition of assets that have reached full development potential. We believe that the rotation of our land portfolio allows us to re-allocate capital efficiently, maximizing our return on invested capital. Our current owned land portfolio consists of 231,712 hectares, distributed throughout our operating regions as follows: 90% in Argentina, 8% in Brazil, and 1% in Uruguay. During the last twelve years, we sold 22 of our fully mature farms, generating capital gains of approximately $234 million.
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

The following table sets forth, for the periods indicated, certain data relating to our land transformation business:

	Year Ended December 31,
	2018	2017	2016
Undeveloped/Undermanaged land put into production (hectares)	508	1,065	4,274
Ongoing transformation of croppable land (hectares)	132,936	132,428	131,363
Number of farms sold	2	—	—
Hectares sold	9,300	—	—
Capital gains from the sale of land ($ thousands) (1)	35,000	—	—
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

•
    In our sugar, ethanol and energy business, our sugarcane cluster, constituted by the Ivinhema and Angélica mills (i) has a highly mechanized planting and harvesting operation, which has increased our sugarcane production, reduced our operating costs and contributed to environmental sustainability by eliminating the need to burn the sugarcane before harvest; (ii) has the capacity to use all the bagasse (a by-product of the sugar and ethanol production process) that is produced, with almost no incremental cost, to cogenerate 216 MW per day of clean and renewable electricity; (iii) has the capacity of processing 51,600 tons of sugarcane per day and (iv) has the ability to recycle by-products such as filter cake and vinasse by using them as fertilizers in our sugarcane fields, as well as recycling water and other effluents, generating important savings in input costs and protecting the environment.

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

•
    Expertise in acquiring farmland with transformation and appreciation potential. Since our inception in 2002, we have executed transactions for the purchase and disposition of land for over $652 million and sold over 91,400 hectares of developed land, generating capital gains of approximately $234 million. We believe we have a superior track record and have positioned ourselves as a key player in the land business in South America. Our business development team has gained extensive expertise in evaluating and acquiring farmland throughout South America and has a solid understanding of the productivity potential of each region and of the potential for land transformation and appreciation. To date, we have analyzed over 11 million hectares of farmland spread throughout the regions in which we operate and other productive regions in the world. We have developed a methodology to assess farmland and to appraise its potential value with a high degree of accuracy and efficiency by using information generated through sophisticated technology, including satellite images, rain and temperature records, soil analyses, and topography and drainage maps. Our management team has gained extensive experience in transforming and maximizing the appreciation potential of our land portfolio through the implementation of our agribusiness techniques described above. We also have an extensive track record of rotating our asset portfolio to generate capital gains and monetize the transformation and appreciation generated through our land transformation activities and agricultural operations.

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

Our Business Strategy

We intend to maintain our position as a leading agricultural company in South America by expanding and consolidating each of our business lines, creating value for our shareholders. The key elements of our business strategy are:

•
Expand our farming business through organic growth, leasing and strategic acquisitions. We will continue to seek opportunities for organic growth, target attractive acquisition and leasing opportunities and strive to maximize operating synergies and achieve economies of scale in each of our three main farming business areas (crops, rice and dairy). We have identified several organic expansion projects that we are currently undertaking. These projects form part of our strategic growth plan, We believe that the execution risk associated with these projects is not expected to be significant as we are investing in existing operations that are highly efficient. Also our expected results do not rely exclusively on rising commodity prices, which we expect to remain constant at current levels.

◦Dairy business: The construction of free stall #3 is completed and we continue to populate the facility. As of the day of this report, we are operating at 85% of total capacity, targeting operations at full capacity by the end of 2019. We are advancing well in growing and securing corn silage to feed additional cows. As for the bio-digester, we already stabilized energy production generating attractive results.
In addition we have completed the acquisition of two milk processing facilities from SanCor Cooperativas Unidas Limitadas. Both plants are well equipped and strategically located. The facility located in the city of Morteros, Province of Cordoba, is at the center of Argentina´s largest dairy basin and has a total processing capacity of 910 thousand liters per day aimed at producing powder milk and cheese for the export market. The facility located in Chivilcoy, Province of Buenos Aires, is halfway between our dairy free stalls facilities and the City of Buenos Aires, the largest fluid dairy market. The total processing capacity of this facility is up to 700thousand liters per day. (See Business Overview – Our Company). These acquisitions are part of our long term growth strategy and are similar to the strategies adopted for our rice, sugar, ethanol, and energy businesses. We believe that being vertically integrated has allowed us to control the supply chain, which has in turn enhanced efficiencies and increased margins. Also, these transactions will provide us with the flexibility to sell into the export and domestic markets, based on relative profitability with a view to generate attractive returns.

◦Rice business: We expect to conclude investments by the first half of 2019, allowing us to improve our rice processing and distribution capabilities, and increase the value of main by-products.

◦Crops: We have completed the acquisition of a peanut processing facility equipped with cutting-edge technology, which has been granted all the necessary certifications and export permits. This transaction is in line with our strategy to grow our peanut business as it will enable us to control processing activities and develop direct and long term relations with different customers around the world.

•
    Consolidate our sugar and ethanol cluster in the state of Mato Grosso do Sul, Brazil. Our main strategy for our sugar and ethanol business is to consolidate our cluster in Mato Grosso do Sul, Brazil, through the ramping up of our Ivinhema and Angelica mills, which as of December 2018 reached a nominal capacity of 12.4 million tons per year. See “-Sugar, Ethanol and Energy-Our Mills.” The consolidation of the cluster will generate important synergies, operating efficiencies and economies of scale such as (i) a reduction in the average distance from the sugarcane fields to the mills, generating important savings in sugarcane transportation expenses; (ii) one centralized management team, reducing total administration cost per ton of sugarcane milled; and (iii) a large sugarcane plantation supplying two mills, allowing for non-stop harvesting. We believe that our sugarcane cluster in Mato Grosso do Sul will allow us to become one of the most efficient and low cost producers of sugar, ethanol and energy in Brazil. Additionally, we plan to continue to monitor closely the Brazilian sugar and ethanol industries and may pursue selective acquisitions that provide opportunities to increase our economies of scale, operating synergies and profitability.

After reaching full capacity, our operating teams have been focused on finding ways to continue maximizing efficiency and generating additional synergies and cost dilution. In this process, our teams have identified certain bottlenecks in our industrial operations that may be removed with minimal investments which will allow us to increase crushing volumes per hour and total capacity per year. We are now engaged in an organic growth project to increase the nominal crushing capacity by 30%. The project will be implemented in two phases:

- Phase 1 is complete. It consisted in expanding Angelica’s crushing capacity by 0.9 million tons. Crushing capacity was expanded by 150 tons/hour by installing larger mill rollers in the first mill, and expanding the sugar centrifugation and ethanol filtration processes.

- Phase 2 will consist of expanding Ivinhema’s capacity by 2.1 million tons (400 tons/hour), between 2019 and 2022. This will be achieved by installing a new mill (#6) expanding the sugarcane reception, juice treatment and sugar factory. Crushing will grow gradually and reach full capacity in 2023.

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

Operations and Principal Activities

Farming Business

Our Farming business line is divided into three main reportable operating businesses, namely crops, rice and dairy. We conduct our farming operations primarily on our own land and, to a lesser extent, on land leased from third parties. During harvest year 2017/2018 our farming operations were conducted on a total of 232,796 hectares of land, of which we own 154,664 hectares (excluding sugarcane farms) and we leased the remaining 78,132 hectares from third parties. The following table sets forth our production volumes for each of our farming business lines.

	Harvest Year
	2017/2018	2016/2017	2015/2016
Production	(in tons)
Crops (1)	537,181	652,201	583,639
Rice (2)	276,693	234,831	220,758

	Year Ended December 31,
	2018	2017	2016
Dairy (thousands of liters)(3)	101,300	93,168	92,395
________________________________________________________________________________________________

(1)
As of the date of this annual report, the harvest of soybean, corn, sunflower, cotton and rice pertaining to the 2018/2019 harvest year is ongoing. The only crop which has been almost fully harvested in the current 2018/19 harvest year is wheat, with a total production of 71,644 tons.

(2)	Expressed in tons of rough rice.

(3)	Raw milk produced.

Crops Business (Grains, Oilseeds and Cotton)

Our agricultural production is mainly based on planting, growing and harvesting crops over our owned croppable area. During the 2017/2018 harvest year, we planted crops over a total area of approximately 189,918 hectares, including our owned land, land leased from third parties and hectares planted in second harvests. During mid 2018 we began the planting of crops pertaining to the 2018/19 harvest year, which will be concluded during the first quarter of 2019, with a total planted area of 189,412 hectares. Our main products include soybean, corn, wheat, sunflower, and cotton. Other products, such as sorghum and barley, among others, are sown occasionally and represent only a small percentage of total sown land.
The following table sets forth, for the harvest years indicated, the planted hectares for our main products:

	Harvest Year
	2017/2018	2016/2017	2015/2016
Product Area	(In hectares)
Soybeans(l)	81,270	84,434	88,377
Corn(2)	55,029	47,157	42,657
Wheat(3)	34,631	38,009	32,396
Sunflower	2,869	5,413	9,547
Cotton	3,132	2,640	—
Forage(4)	4,793	5,177	5,514
Peanut	9,375	9,475	—
Total	191,099	192,305	178,491
________________________________________________________________________________________________
(1) Includes soybean first crop and second crop planted area.
(2) Includes sorghum and chia.
(3) Includes barley crop.
(4) Forage includes corn silage, wheat silage and sorghum used for cow feed in our dairy operation.
(5) As of December 31, 2018.

The following table sets forth, for the harvest years indicated, the production volumes for our main products

	Harvest Year
	2018/2019	2017/2018	2016/2017	2015/2016
Crop Production(1)	(In tons)
Soybeans(2)	250	6,571	230,899	237,681
Corn(2)	52,241	55,951	298,324	248,269
Wheat	62,146	79,341	115,339	82,167
Sunflower(2)	4,771	3,558	10,112	15,521
Cotton lint(2)	783	—	198	—
Total(2)	120,191	145,421	654,872	583,638
________________________________________________________________________________________________
(1) Does not include 120,221, 155,300 and 136,797tons of forage produced in the 2017/18,2016/17, and 2015/2016, harvest years respectively.
(2) As of the date of this annual report, the harvest of soybean, corn, sunflower and cotton pertaining to the 2018/19 harvest year is ongoing. The only crop which has been fully harvested is wheat.

The following table below sets forth, for the periods indicated, the sales for our main products:

	Year Ended December 31,
	2018	2017	2016
Sales	(In thousands of $)
Soybeans	84,217	85,527	63,797
Corn (l)	38,631	86,238	48,502
Wheat (2)	32,706	16,723	18,191
Sunflower	1,598	3,163	7,275
Cotton	—	420	1,434
Other crops (3)	7,386	5,151	2,925
Adjustments (4)	(9,120)	—	N/A
Total	155,418	197,222	142,124
________________________________________________________________________________________________
(1) Includes sorghum, chia and peanut.
(2) Includes barley.
(3) Includes other crops and farming services.
(4) Accumulated adjustment of Hyperinflation accounting translation for our Crops segment sales.

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

We grow soybeans in Argentina, Brazil and Uruguay. In the 2015/16 harvest year, we planted a total area of 88,377 hectares of soybean, producing a total of 237,681 tons representing 51% of our total crop planted area that year, and 41% of our total crop production. In the 2016/17 harvest year, we planted a total area of 84,435 hectares of soybean, producing a total of 230,899 tons representing 46% of our total crop planted area that year, and 35% of our total crop production. In the 2017/18 harvest year, we planted a total area of 81,269 hectares of soybean, producing a total of 155,281 tons representing 42% of our total crop planted area that year, and 29% of our total crop production.

Soybeans comprised, 7%, 9%, and 8.6% of our total consolidated sales in 2016, 2017, and 2018 respectively

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

We grow corn in Argentina, Brazil and Uruguay. In the 2015/2016 harvest year, we planted a total area of approximately 41,636 hectares of corn, including the second harvest, producing a total of 243,972 tons of corn representing 25% of our total planted area that year, and 43% of our total crop production. In the 2016/2017 harvest year, we planted a total area of approximately 48,8678 hectares of corn, including the second harvest, producing a total of 268,603 tons of corn representing 28% of our total planted area that year, and 42% of our total crop production.In the 2017/2018 harvest year, we planted a total area of approximately 56,741 hectares of corn, including the second harvest, producing a total of 243,898 tons of corn representing 30% of our total planted area that year, and 30% of our total crop production.

Corn comprised 7% of our consolidated sales in 2016, 9% of our consolidated sales in 2017, and 4.5% of our consolidated sales in 2018.

Wheat

Wheat is the world’s largest cereal-grass crop. Unlike other cereals, wheat grain contains a high amount of gluten, the protein that provides the elasticity necessary for excellent bread making. Although most wheat is grown for human consumption, other industries use small quantities to produce starch, paste, malt, dextrose, gluten, alcohol, and other products. Inferior and surplus wheat and various milling by products are used for livestock feed. We sell wheat to exporters and to local mills that produce flour for the food industry.

In the 2016/2017 harvest year, we planted a total area of approximately 38,009 hectares of wheat, producing a total of 115,339 tons of wheat. In the current 2017/2018 harvest year, we planted a total area of approximately 36,533 hectares of wheat, producing a total of 79,675 tons of wheat. In the current 2018/2019 harvest year, we planted a total area of approximately 40,335 hectares of wheat, producing a total of 11,087 tons of wheat.

Wheat comprised 2% of our total consolidated sales in 2016, 2% of our total consolidated sales in 2017, and 3.8% of our total consolidated sales in 2018.

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

We grow sunflower in Argentina and Uruguay. In the 2015/2016 harvest year, we planted a total area of approximately 9,547 hectares of sunflower producing a total of 15,521 tons of sunflower representing 6% of our total crop planted area that year, and 3% of our total crop production.In the 2016/2017 harvest year, we planted a total area of approximately 5,413 hectares of sunflower producing a total of 10,112 tons of sunflower representing 3% of our total crop planted area that year, and 2% of our total crop production. In the 2017/2018 harvest year, we planted a total area of approximately 2,869 hectares of sunflower producing a total of 5,181 tons of sunflower representing 1.5% of our total crop planted area that year, and 1% of our total crop production.

Sunflower comprised 1% of our total consolidated sales in 2016, 0.3% in 2017, and 0.2% in 2018.

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

We grow cotton in northern Argentina and in the western part of Bahia, Brazil. We did not plant any cotton in the 2015/16 harvest year. In the 2016/2017 harvest year, we planted a total area of approximately 2,640 hectares of cotton producing a total of 198 tons of cotton lint, representing 1% of our total planted crop area that year, and 0.03% of our total crop production. In the 2017/2018 harvest year, we planted a total area of approximately 3,132 hectares of cotton producing a total of 886 tons of cotton lint, representing 1.6% of our total planted crop area that year, and 0.02% of our total crop production.

Cotton comprised 0.2% of our total consolidated sales in 2016, 0.05% of our total consolidated sales in 2017 and 0.00% of our total consolidated sales in 2018.

Forages

In addition to the above mentioned crops, we are engaged in the production of forage in Argentina, including corn silage, wheat silage and sorghum silage. We use forage as cow feed in our dairy operation. During the 2017/2018 harvest year, we planted 4,793 hectares of forage and produced 120,021 tons of forage.

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

The following table sets forth, for the harvest years indicated, the total number of planted rice hectares we owned and leased as well as the overall rough rice we produced:

	Harvest Year
Rice Product Area & Production	2018/2019	2017/2018	2016/2017	2015/2016
Owned planted area (hectares)	38,579	38,579	38,028	35,880
Leased planted area (hectares)	1,700	1,700	1,700	1,700
Total rice planted (hectares)	40,279	40,279	39,728	37,580
Rough rice production (tons) (1)	—	276,693	234,831	220,758

(1) As of the date of this annual report, the harvest of rice pertaining to the 2018/2019 harvest year is ongoing.

We grow rice on 4 farms we own and 2 farms we lease, all located in Argentina. In the 2016/2017 harvest year, we planted a total area of approximately 39,728 hectares of rice, producing a total of 234,831 tons, representing 18% of our total planted area that year, and 26% of our total farming production. In the 2017/2018 harvest year, we planted a total area of approximately 40,289hectares of rice, producing a total of 276,693 tons, representing 17% of our total planted area that year, and 34% of our total farming production. In the current 2018/2019 harvest year, we planted a total of 40,434 hectares of rice, which have not been fully harvested as of the date of this report.

Rice Production Process

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

The main objective of the milling process is to remove the husk and the bran, preserving the quality of the whole grain. Although the process is highly automated and uses advanced technology, some rice grains are broken in the process. The percentage of broken rice depends on a number of factors such as the crop development cycle at the farm, the variety of the grain, the handling and the industrial process. Average processing of rough rice results in 58% white rice, 12% broken rice and 20% rice husk and 10% bran which is sold for use as cattle feed or floor bedding in the poultry business.

	Year Ended December 31,
	2018	2017	2016
Processed Rice Production	(In tons)
Rough rice processed — own	266,078	208,292	206,794
Rough rice processed — third party	10,615	33,282	16,382
Total rough rice processed	276,693	241,574	223,176

	Year Ended December 31,
	2018	2017	2016
Processed Rice Sales	(In thousand of $)
Total Sales	95,403	86,479	96,562

Rice comprised 11% of our total consolidated sales in 2016, 9% in 2017 and 12% in 2018.

Rice Seed Production

In our rice seed facility in Argentina, we are involved in the genetic development of new rice varieties adapted to local conditions to increase rice productivity and quality to improve both farm production as well as the manufacturing process. In connection with these efforts, we have entered into agreements with selected research and development institutions such as the National Institute of Agriculture Technology (Instituto Nacional de Tecnología Agropecuaria, or “INTA”) in Argentina, the Instituto Riograndense do Arroz or "IRGA " in Brazil, the Híbridos de Arroz para América Latina or "HIAA" in Colombia, the Latin American Fund for Irrigated Rice (Fondo Latinoamericano para Arroz de Riego, or “FLAR”) in Colombia, the Santa Catarina State Agricultural Research and Rural Extension Agency (Empresa de pesquisa Agropecuária e Extensão Rural de Santa Catarina, or “EPAGRI”) in Brazil and Badische Anilin- und Soda-Fabrik (“Basf”) in Germany. Our own technical team is continuously testing and developing new rice varieties. Our first rice seed variety, Ita Caabo 105, was released to the market in 2008. In 2011 we released our second variety Ita Caabo 110, and at the beginning of 2014 we released our third variety, Ita Caabo 107. We are currently experimenting with a wide range of varieties to continue improving our productivity. These seeds are both used at our farms and sold to rice farmers in Argentina, Brazil, Uruguay and Paraguay. We are also developing, alongside Basf, a herbicide-tolerant rice variety to assist in the control of harmful weeds.

Dairy Business

We conduct our dairy operation in our farms located in the Argentine humid pampas region. This region is one of the best places in the world for producing raw milk at a low cost, due to the availability of grains and forages produced efficiently and at low cost, and favorable weather for cow comfort and productivity. Our dairy operation consists of three free-stall dairy facilities with a total capacity of approximately 8,035 milking cows.

The following table sets forth, for the periods indicated below, the total number of our dairy cows, average daily milk production per cow and our total milk production:

	Year Ended December 31,
Dairy Herd & Production	2018	2017	2016
Total dairy herd (head)	8,035	8,043	7,947
Average milking cows	7,581	6,967	6,880
Average daily production (liters per cow)	36.6	36.6	36.7
Total production (thousands of liters)	101,300	93,168	92,395

	Year Ended December 31
Dairy Sales	2018	2017	2016
	(In thousands of $)
Sales	29,710	37,522	32,897

As of December 31, 2018, 2017 and 2016, we owned a dairy herd of 8,043, 7,947 and 7,701 head, respectively, including 6,967, 6,880 and 6,658 milking cows, respectively, with an average production of 36.6, 36.6 and 36.7 liters per cow per day, respectively.

Dairy comprised 4% of our total consolidated sales in 2016 and 4% and 3.8% for 2017 and 2018 respectively.

Also, our free-stall dairies #1 and #2 are fully ramped-up and delivering productivity. We plan to invest $55 million over the next four years to build free-stalls #3 and #4. We believe that this project will allow us to double production capacity, reaching over 185 million liters of fluid milk production per year and reach over 14 thousand milking cows. We believe this investment is a unique opportunity to leverage on Argentina’s competitive advantages in transforming vegetable protein into milk protein, our operational expertise and the positive outlook for global and local milk prices.

On February 8, 2019 we acquired two milk processing plants and two trademarks from SanCor Cooperativas Unidas
Limitadas. One of the facilities is located in the city of Chivilcoy, Province of Buenos Aires, and is primarily focused on fluid milk production for the domestic market in Argentina. The second facility is located in the city of Morteros, Province of
Cordoba, and produces dry milk and cheese for the export market. In addition, we acquired the “Las 3 Niñas” and “Angelita”
trademarks. Both brand names are well recognized in Argentina and represent a solid commercialization vehicle for retail.
consumer dairy products

Dairy Production Process

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

All Other Segments

All Other Segments primarily encompasses our cattle business. Our cattle segment consists of pasture land that is not suitable for crop production due to soil quality and is leased to third parties for cattle grazing activities.

We currently own 59,534 hectares of cattle grazing land located in the Argentine provinces of Corrientes, Santa Fe and Buenos Aires. In 2018, we entered into new lease agreements with third party cattle farmers for a total area of 27,216 hectares.

Storage and Conditioning for the Farming Business

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

We own two conditioning and storage facilities for grains and oilseeds, with a total built storage capacity of 38,740 tons. Our largest storage facility, with a capacity of 19,240 tons, is located in the province of Santa Fe, Argentina, in the town of Christophersen. It has a railway loading terminal, providing logistical flexibility and savings. We also own in Argentina three rice mills, which account for over 120,000 tons of total storage capacity, and one additional conditioning facilities for rice handling, with a total storage capacity of 6,300 tons.

Set forth below is our storage capacity as of December 31, 2018:

Storage Capacity	Nominal
Crops (tons)	38,740
Rice (tons)	120,000

In addition, we use silo bags to increase our storage capacity at low cost. Silo bags are an efficient low-cost method for grain storage. As crops are harvested, they are placed inside large polyethylene bags that can be left in the fields for approximately 12 months without damaging the grain. Each silo bag can hold up to 180 to 200 tons of product, depending on the type of grain. During the 2017/2018 harvest year, we stored approximately 50% of our grain production through silo bags.

Silo bags offer important operational and logistic advantages, such as (i) low cost storage; (ii) flexible and scalable capacity that is adapted based on production and commercial strategy; (iii) harvest efficiencies since the bags are filled on the field allowing for a non-stop harvest operation regardless of any logistical setbacks; (iv) logistic efficiencies leading to lower freight since grains are transported during the off-season when truck fares are lower; (v) increased ability to monitor quality and identify different grain qualities, since grains are stored in relatively small amounts (200 tons) and easily monitored, maximizing our commercial performance; and (vi) better use of our drying capacity throughout the year. Silo bags are commercially accepted. Grains stored in silo bags can be sold in the market, and if such grains are to be delivered post-harvest, we charge storage costs. Additionally, we can store grains to be used as seed during the following season (soybeans, rice and wheat), achieving quality seed management. We have expanded the use of silo bags from Argentina to our operations in Brazil and Uruguay.

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

Set forth below is our drying capacity as of December 31, 2018:

Drying Capacity	Nominal
Crops (tons/day)	8,640
Rice (tons/day)	6,300

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

Marketing, Sales and Distribution for the Farming Business

Crops

In Argentina, grain prices are based on the market prices quoted on Argentine grain exchanges, such as the Bolsa de Cereales de Buenos Aires and the Bolsa de Cereales de Rosario, which use as a reference the prevailing prices in international grain exchanges (including CBOT and ICE-NY). In Uruguay, local prices are based on an export parity (during harvest) or import parity in the case of post-harvest sales, which, in each case, take into account the prices and costs associated with each market. In Brazil, the grain market includes the Bolsa de Mercadorias e Futuros (Brazilian Grain Exchange), which, as in Argentina, uses as a price reference the international grain exchanges (including CBOT and ICE-NY). Prices are quoted in relation to the month of delivery and the port in which the product is to be delivered. Different conditions in price, such as terms of storage and shipment, are negotiated between us and the end buyer. We negotiate sales with the top traders and industrial companies in our markets. We also engage in hedging positions by buying and selling futures and options in commodities exchanges, including the Chicago Board of Trade, the New York Board of Trade, BMF&FBOVESPA Exchange and the Mercado a Término de Buenos Aires (MATBA).

Soybeans: Our soybean crop is sold to local companies and is ultimately exported or diverted to the crushing industry. Approximately 32% of the soybean crop was hedged pre-harvest, by forward sales and sales in the futures markets. Harvest and post-harvest sales are a function of the export market versus local premiums paid by crushers (oil, meal and biodiesel) and logistics considerations. Our five largest customers comprised approximately 67% of our sales in the year ended December 31, 2018. . In Argentina, the applicable export tax rate on soybeans May-19 is 27.4%. There are no export taxes in Brazil and Uruguay.

During 2018 we sold more than 39,000 tons (approximately 16% of our production) certified by the Round Table on Responsible Soybean (“RTRS”), capturing premiums over market value. RTRS is a civil organization that promotes responsible production, processing, and trading of soy on a global level. During 2012 and 2013 we also certified our silo plant in Argentina under 2BSvs (Biomass, Biofuels Sustainability Voluntary Scheme), based on sustainability criteria of the European Directive 2009/28/EC.

Corn: Our corn crop is sold to local companies. Our four largest customers comprised approximately 69% of our sales in the year ended December 31, 2018. Approximately 47% of our production is destined for local market and 53% is sold to exported.

Wheat:Approximately 40% of our production is destined for local market and 60% is exported. Quality segregation allows us to negotiate premiums with the millers and export market. Brazil is the main importer of Argentine wheat. Our four largest customers comprised approximately 72% of our sales in the year ended December 31, 2018.

Sunflower: Our sunflower production from Argentina is sold to local companies. Sales are made pursuant by production agreements of sunflower for confectionary, high oil content sunflower and seed. Our three largest customers comprised 100% of our sales in the year ended December 31, 2018.

Cotton: We typically make pre-harvest sales of cotton fiber produced in Argentina into the export market. Sales for the textile industry are based on domestic demand and premiums. Our five largest customers comprised approximately 100% of our sales in the year ended December 31, 2018. Cotton seed is sold in the domestic market to meet feed demand.

Rice:

Rough rice is available for sale commencing after the harvest of each year. White rice availability is based on our milling capacity. 70% of our total rice production is sold into the export market, with the remainder sold in Argentina in the retail market. We export approximately 21% of our exported volume to the Middle East, 73% balance to other Latin American countries, Central America, Europe and Africa. We sell approximately 30% of our rice in the Argentine retail market through two brands we own that have a 18% market share. Local rice prices are driven by regional supply demand and exchange rate in Brazil. Our five largest customers for rice comprised approximately 50% of our sales in the year ended December 31, 2018.

Dairy:
During most of 2018, we sold our entire raw milk production to three dairy producers. These companies manufacture a range of consumer products sold in Argentina and abroad. We negotiate the price of raw milk on a monthly basis in accordance with domestic supply and demand with these companies. The price of the milk we sell is mainly based on the percentage of fat and protein that it contains and the temperature at which it is cooled. The price we obtain for our milk also rises or falls based on the content of bacteria and somatic cells.

Sugar, Ethanol and Energy Business

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

As of December 31, 2018, our sugarcane plantations consisted of 153,690 hectares of sugarcane planted in the center-south region of Brazil. Approximately 93% of our sugarcane is planted over land leased through agricultural partnerships. Under these agreements, our partners lease land to us for periods of between one and two sugarcane cycles, equivalent to periods of between 10 to 12 years, on which we cultivate the sugarcane. Lease payments are based on the market value of the sugarcane set forth by the regulations of the State of Sao Paulo Sugarcane, Sugar and Alcohol Growers Counsel (Conselho dos Produtores de Cana-de-Açúcar, Açúcar e Álcool do Estado de Sao Paulo, or “Consecana”). We planted and harvested approximately 94,6%of the total sugarcane we milled during 2018, with the remaining 5,4% purchased directly from third parties at prices also determined by the Consecana system, based on the sucrose content of the cane and the prices of sugar and ethanol. The following table sets forth a breakdown during the time periods indicated of the amount of sugarcane we milled that was grown on our owned and leased land or purchased from third parties:

	Year Ended December 31,
	2018	2017	2016
	(In tons)
Grown on our owned and leased land	10,748,091	9,068,844	10,164,671
Purchased from third parties	611,112	1,172,959	949,837
Total	11,359,203	10,241,803	11,114,508

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

During the 2018 harvest, our mills harvested sugarcane with an average TRS content of 128 kg/ton and an average yield of 89 tons of sugarcane per hectare.

Once the sugarcane is harvested, it is transported to our mills for inspection and weighing. We utilize our own trucks and trailers for transportation purposes. The average transportation distance from the sugarcane fields to the mills is approximately 28 kilometers at UMA and 33 kilometers at Angélica and Ivinhema.

Our Sugar Mills

We currently own three sugar mills in Brazil, UMA, Angélica and Ivinhema. Our mills produce sugar, ethanol and energy, and have the flexibility to adjust the production mix between sugar and ethanol, to take advantage of more favorable market demand and prices at given points in time. As of December 31, 2018, our sugar mills had a total installed crushing capacity of 12.4 million tons of sugarcane, of which 11.3 million tons correspond to our sugarcane cluster in Mato Grosso do Sul, Brazil. As of December 31, 2018, we concluded the 2018 harvest crushing an aggregate volume of 11.4 million tons of sugarcane.

The Usina Monte Alegre mill (“UMA”) is located in the state of Minas Gerais, Brazil, and has a sugarcane crushing capacity of 1.1 million tons per year, full cogeneration capacity and an associated sugar brand with strong presence in the regional retail market (Açúcar Monte Alegre). We plant and harvest 99.7% of the sugarcane milled at UMA, with the remaining 0.3% acquired from third parties. On December 31, 2018, UMA concluded its harvest operations for the 2018 season, crushing 1.1 million tons of sugarcane.

Angélica is an advanced mill, completed in 2010 and located in the state of Mato Grosso do Sul, Brazil, with a total sugarcane crushing capacity of 5.4 million tons per year. The mill is equipped with two modern high pressure boilers and three turbo-generators with the capacity to generate approximately 65 MW of electricity through the use of sugarcane bagasse. The energy produced through this process is used to power the mill with an excess of 64MW available for sale to the power grid. Angélica has the flexibility to vary production between ethanol and sugar from 60% to 40% for either product.

During mid-2011, we started the construction of our third mill, Ivinhema, located in the state of Mato Grosso do Sul, approximately 45 kilometers south of our existing Angelica mill, in order to complete our planned sugarcane cluster in that region. The construction of the first phase of the Ivinhema mill was completed during the beginning of 2013 reaching 2.0 million tons of sugarcane crushing capacity, and milling operations commenced on April 25, 2013. During early 2014, we began the construction of the second phase of the Ivinhema, adding 3.7 million tons of additional nominal crushing capacity. The investment consisted of expanding the milling equipment, building a new fluidized bed boiler, two new electrical generators and expanding the sugar factory and ethanol distillery, as well as expanding the sugarcane plantation and agricultural machinery.The construction was completed during mid-2015. Ivinhema now has a total milling capacity of 5.7 million tons per year. The mill is equipped with state-of-the-art technology including full cogeneration capacity, flexibility to produce sugar and ethanol and fully mechanized agricultural operations. Ivinhema has capacity to produce up to 331,250 tons of sugar, 331,250 cubic meters of ethanol and 389,550 MWh of energy exports.

We are currently undertaking an expansion project to increase the nominal crushing capacity by 30%. The project will be implemented in two phases

- Phase 1 is complete and consisted in expanding Angelica’s crushing capacity by 0.9 million tons throughout 2017 and 2018. Crushing capacity was expanded by 150 tons/hour by installing larger mill rollers in the first mill, and expanding the sugar centrifugation and ethanol filtration processes. Crushing will grow gradually and reach full capacity by 2019.

- Phase 2 will consist of expanding Ivinhema’s capacity by 2.1 million tons (400 tons/hour), between 2018 and 2022. This will be achieved by installing a new mill (#6) expanding the sugarcane reception, juice treatment and sugar factory. Crushing will grow gradually and reach full capacity in 2023.

We plant and harvest 94% of the sugarcane milled at our cluster, with the remaining 6% acquired from third parties. On December 31, 2018, our sugarcane cluster concluded its harvest operations for the 2018 season, crushing 10.3 million tons of sugarcane.

Our Main Products

The following table sets forth a breakdown of our production volumes by product for the years indicated:

	Year Ended December 31,
	2018	2017	2016
Sugar (tons)	344,137	567,068	701,060
Ethanol (cubic meters)	675,001	434,015	422,395
Energy (MWh exported)	705,539	712,425	751,037

The following table sets forth our sales for each of the sugarcane by-products we produce for the years indicated:

	Year Ended December 31,
	2018	2017	2016
	(In thousands of $)
Sugar	128,377	305,688	330,895
Ethanol	324,661	241,650	211,451
Energy	57,797	62,218	53,995
Other	103	1,063	351
Total	510,938	610,619	596,692

Sugar

As of December 31, 2018 our sugar production capacity was approximately 3,550 tons per day which, in a normal year of 6,819 hours of milling, results in an annual sugar maximum production capacity of over 1,008,643 tons of sugar. The increased capacity is the result of enhanced operational efficiencies and the completion of the second phase of the Ivinhema mill. In 2018, we produced 344,137 tons of sugar, compared to 567,068 tons of sugar in 2017 and 701,060 tons of sugar in 2016.

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

Sugar sales comprised 38%, 33% and15,8% of our total consolidated sales in 2016, 2017 and 2018, respectively.

Sugar Production Process

There are essentially five steps in the sugar manufacturing process. First, we crush the sugarcane to extract the sugarcane juice.We then treat the juice to remove impurities. The residue is used to make an organic compost used as fertilizer in our sugarcane fields. The juice is then boiled until the sugar crystallizes, and sugar is then separated from the molasses

(glucose which does not crystallize) by centrifugation. The resulting sugar is dried and sent to storage and/or packaging. We use the molasses in our production of ethanol.

Ethanol

As of December 2018, our ethanol production capacity was approximately 3,050 cubic meters per day which, in a normal year of 6,819 hours of milling, results in maximum annual production capacity of over 866,581 cubic meters of ethanol. The increased capacity is the result of enhanced operational efficiencies and the completion of the second phase of the Ivinhema mill. In 2016 we produced 422,395 cubic meters of ethanol, compared to 434,015 cubic meters in 2017 and 675,001 cubic meters in 2018.

We produce and sell two different types of ethanol: hydrous ethanol and anhydrous ethanol (as further described in “-Production Process-Ethanol”). Ethanol sales comprised 24% of our total consolidated sales in 2016, 26% of our total consolidated sales in 2017 and 40% of our total consolidated sales in 2018.

Ethanol Production Process

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

Cogeneration

We generate electricity from sugarcane bagasse (the fiber portion of sugarcane that remains after the extraction of sugarcane juice) in our three mills located in Brazil. As of December 31, 2018, total installed cogeneration capacity reached 232MW, of which 167MW are available for resale to third parties after supplying our mills’ energy requirements. The ability to generate electricity from the by-product of the sugarcane crushing process on a large enough scale to fully power a mill with excess electricity being available is referred to as having full cogeneration capacity. Our three mills are duly licensed by the Agência Nacional de Energia Elétrica (“ANEEL”) to generate and sell electricity. During the year ended December 31, 2018, 2017 and 2016 we sold 772,681 MWh, 860,814 MWh, and 1,028,323 MWh to the local electricity market, comprising 7%, 6%, and 5% of our consolidated sales respectively.

Cogeneration Production Process

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

As of December 2018, our total installed cogeneration capacity at our cluster and UMA mill was 216MW and 16MW respectively, of which 155MW and 12MW are available to sell to the market.

We believe that there is a high potential for growth in the generation of electricity, and we are prepared to make investments to the extent economically viable.

Storage and Conditioning for the Sugar, Ethanol and Energy business

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

Marketing, Sales and Distribution for the Sugar, Ethanol and Energy business

Sugar: We sell sugar both in the domestic and the international markets. The domestic sales are processed by our own brand called “Monte Alegre”, which is established in the state of Minas Gerais,Brazil, allowing us to have a competitive advantage amongst our peers. Prices for the sugar we export are set in accordance with international market prices, which are in turn determined in accordance with the ICE # 11 futures contracts. For the fiscal period ended on December 31, 2018 our largest six customers in this segment comprised approximately 99% of our sales.

Ethanol: Almost all of our ethanol sales are in the domestic Brazilian market given the increasing demand generated from the increase in flex-fuel vehicles in Brazil and better ethanol parity at the gas stations. Around 41% of our ethanol sales are made through formal agreements. The remaining volumes are sold through daily sale orders through specialized brokerage firms or directly with distribution companies and the prices for these transactions are set using the ESALQ hydrous index as a reference. Our largest eight customers by volume comprised approximately 79% of our sales in the period ended December 31, 2018.

Cogeneration:We also sell electricity co-generated at our sugar and ethanol mills to the grid. Sales are made to commercialization companies, in the spot market, to distributor and through government auctions in long- term contracts. Our largest four customers comprised 97% of our sales revenues in the period ended December 31, 2018.

The Brazilian energy agency, ANEEL, has organized yearly auctions for alternative energy and for renewable sources at favored rates. As a hedging strategy, we sell the electricity production of our mills through long-term contracts adjusted for inflation by reference to the National Index of Consumer Prices (“IPCA”).

In 2009, UMA entered into a 10-year agreement with CEMIG for the sale of approximately 46,200 MWh during the harvest periods each year (May to November of each year) at a rate of R$ 233.93 per megawatt hour in 2015. In 2009, Angélica sold energy in a public auction carried out by Camara de Comercialização de Energia Elétrica (“CCEE”), Angélica entered into a 15-year agreement with CCEE for the sale of 87,600 MWh per year at a rate of R$232.10 per MWh (price for year 2015). In August 2010, Angélica participated in a public auction, whereupon Angélica entered into a second 15-year agreement with CCEE starting in 2011, for the sale of 131,400 MWh per year at a rate of R$206.30 per MWh (price for year 2015). The delivery period for the first auction is May to December and for the second the delivery period starts in April and ends in November of each year. The rates under both agreements are adjusted annually for inflation by reference to the IPCA. In August 2013, Ivinhema sold 87,600 MWh in an auction carried out by CCEE at R$146.08 per MWh. This volume was delivered in 2018 and its price was adjusted annually by IPCA.

Land Transformation Business

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

Since our inception, we have successfully identified multiple opportunities for the acquisition of undeveloped or undermanaged farmland with high potential for transformation. During the sixteen-year period since our inception, we have effectively put into production over 171 thousand hectares that were previously undeveloped or inefficiently managed and are undergoing the transformation process.

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

We are engaged in three different categories of the land transformation process, which are defined by the previous use of the land:

•
Underdeveloped land (savannahs and natural grasslands): This is the most drastic transformation phase since it demands both physical and chemical transformation of the soil. First, the land is mechanically cleared to remove native vegetation. The soil is then mechanically leveled for agricultural operations: in the case of land being transformed for rice production, this process involves heavy land movements and systematization required for irrigation and drainage channels, roads and bridges. In the case of land destined for sugarcane plantations, land movements will also be necessary for the construction of terraces to prevent the excess of water runoff. Certain soils must be chemically treated and corrected by incorporating nutrients such as limestone, gypsum and phosphorous, as is the case of the Brazilian ‘Cerrado’. Soil correction is not required in Argentina or Uruguay due to the natural fertility of the soil. Pesticides and fertilizers are then applied to the soil in preparation for planting. In the case of land destined for crop production (grains and oilseeds), soybean, which is sometimes referred to as a colonizing crop, is usually planted during the first years due to its resistance to pests, weeds and extreme weather and soil conditions. Thereafter, the land will enter into a crop rotation scheme to reduce the incidence of plague and disease and to balance soil nutrients. In the case of rice and sugar cane, which are produced in a monoculture system, there is no colonizing crop or rotation involved. Intensive plague and weed controls and additional soil correction will take place during these first three to five years. Land productivity or yields, measured in tons of soybean or other crops per hectare, will be initially low and will gradually increase year by year. During the first five to seven years, the yields will increase at high and sustained rates. After the seventh year we consider the land developed as yield volatility is reduced and growth is only achievable at marginal rates. Since our inception in 2002, we have put into production about 70 thousand hectares of undeveloped land into productive croppable land.

•
Undermanaged or underutilized farmland (cultivated pastures and poorly managed agriculture): This transformation process is lighter than the one described above since it does not require the initial mechanical clearing of vegetation or land leveling. Only in the case of land being prepared for rice production will leveling be required for efficient flood-irrigation. The transformation of cattle pastures or poor agriculture in the Brazilian ‘Cerrado’ will begin with soil correction and soil tillage in preparation for planting of the first soybean or sugarcane crop. The process will then continue as described in the case above. Land productivity or crop yields will grow at high rates during the first three to five years of the transformation process and will then commence to stabilize and grow at marginal rates, at which point we consider the land developed. Since our inception in 2002 we have put into production over 101 thousand hectares of undermanaged or underutilized farmland into croppable land.

•
Ongoing transformation of croppable land: The application of efficient and sustainable crop production technologies and best practices such as “no-till”, crop rotations, integrated pest and weed management and balanced fertilization, among others, incrementally increases soil quality and land productivity over time, maximizing return on invested capital and increasing the land value of our properties. Our entire farmland portfolio is constantly undergoing this phase of land transformation. During the 2017/2018 harvest year, we operated 134,875 hectares of own developed farmland which were enhanced by the use of best productive practices and technology.

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

Our land transformation segment seeks not only to profit from crop and rice cultivation, but also from the opportunistic disposition of successfully transformed farmland. We strategically sell farms that have reached productive maturity with marginal potential for further productivity increases (years three to seven after commencing the land transformation process) to realize and monetize the capital gains arising from the land transformation process. Land transformation proceeds are in turn reinvested in the purchase of strategic farmland with potential for transformation and appreciation. The rotation of our land portfolio allows us to allocate capital efficiently. Since 2006 we have had a solid track record of selling farmland and achieving profitable returns. During the last twelve years, we have sold 22 farms, generating capital gains of approximately $240 million.

These capital gains are generated by three main factors:

(i) the acquisition of land at opportunistic prices below the market value or fair value of the land;

(ii) the land transformation and ongoing land transformation process described above enhances the productivity and profitability of land, ultimately increasing the value of the land; and

(iii) general market appreciation of land driven by increase in commodity prices and supply and demand dynamics in the land market. In this regard, during the last 30 years, since 1977, farmland prices in Argentina’s core production region have increased an average of 8.1% per year according to data published by Margenes Agropecuarios. The value of the farms we sold between 2006 and 2018 as well as our overall land portfolio, has been positively impacted by this external factor.

We believe we are one of the most active players in the land business in South America. Since our inception in 2002, we have executed transactions for the purchase and sale of land for over $730 million. Our business development team is responsible for analyzing, selecting, acquiring and selling land. The team has gained extensive expertise in evaluating and acquiring farmland throughout South America, and has a solid understanding of the productivity potential of each region and of the potential for land transformation and appreciation. Since 2002, the team has analyzed over 11 million hectares of farmland with a total value of approximately $16 billion. We have developed a methodology to analyze investment opportunities, taking into account price, transformation potential, productive model, financial projections, and investment requirements, among others. Our analysis also employs advanced information technology, including the use of satellite images, rain and temperature records, soil analyses, and topography and drainage maps. From time to time, we may leverage our favorable position in and knowledge of the land market to engage in opportunistic buying and selling transactions.

The following table sets forth our acquisitions and divestitures since our inception:

	Acquisition	Divestitures	Total Land Holdings
Year Ended December 31,	(In hectares)
2002	74,898	—	74,898
2003	—	—	74,898
2004	34,659	—	109,557
2005	22,262	—	131,819
2006	5,759	3,507	134,071
2007	113,197	8,714	239,274
2008	43,783	4,857	278,200
2009	—	5,005	273,195
2010	14,755	5,086	282,864
2011	12,992	2,439	293,417
2012	—	9,475	283,942
2013	—	14,176	269,766
2014	—	12,887	257,036
2015	—	10,905	246,139
2016	—	—	246,139
2017	—	—	246,139
2018	—	14,427	231,712

Our Farms

Appraisal of Farms. In September 2018, in order to assess the market value of rural properties in Brazil, Argentina and Uruguay, we requested an appraisal by Cushman & Wakefield Argentina S.A., independent real estate valuation firm knowledgeable about the agriculture industry and the local real estate market. As part of these appraisals, the value of each of our properties was determined using the sales comparison approach taking into account current offerings and prices buyers had recently paid for comparable sites, adjusted for the differences between comparable properties and the subject property to arrive at an estimate of the value. The major elements of comparison used to value the properties included the property rights conveyed, the financial terms incorporated into the transaction, the conditions or motivations surrounding the sale, changes in market conditions since the sale, the location of the real estate and the physical characteristics of the property.

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

Cushman & Wakefield has informed us their assessment of the market value of our farmland as of September 30, 2018. According to Cushman & Wakefield, the market value of our farmland totaled $846.7 million, out of which $773.5 million correspond to the market value of our farmland in Argentina and Uruguay, and the remaining $73.2 million correspond to the market value of our farmland in Brazil. Net of minority interests in certain Argentine farms, the market value of our farmland totaled $790.6 million. These valuations are only intended to provide an indicative approximation of the market value of our farmland property as of September 30, 2018 based on then current market conditions. This information is subject to change based on a host of variables and market conditions.

Farm	State, Country	Gross Size (Hectares)	Current Use
El Meridiano	Buenos Aires, Argentina	6,302	Grains
Las Horquetas	Buenos Aires, Argentina	2,086	Grains & Cattle
San Carlos	Buenos Aires, Argentina	4,215	Grains
Huelen	La Pampa, Argentina	4,633	Grains
La Carolina(2)	Santa Fe, Argentina	4,306	Grains & Cattle
El Orden(2)	Santa Fe, Argentina	3,506	Grains & Cattle
La Rosa	Santa Fe, Argentina	4,087	Grains & Cattle
San Joaquín	Santa Fe, Argentina	37,273	Rice, Grains & Cattle
Carmen	Santa Fe, Argentina	10,021	Grains
Abolengo	Santa Fe, Argentina	7,473	Grains
Santa Lucia	Santiago del Estero, Argentina	17,495	Grains & Cattle
El Colorado	Santiago del Estero, Argentina	4,960	Grains
La Guarida (1)	Santiago del Estero, Argentina	7,880	Grains & Cattle
La Garrucha (1)	Salta, Argentina	1,839	Grains
Los Guayacanes (1)	Salta, Argentina	3,693	Grains
Ombú	Formosa, Argentina	18,321	Grains & Cattle
Oscuro	Corrientes, Argentina	33,429	Rice, Grains & Cattle
Itá Caabó	Corrientes, Argentina	22,888	Rice, Grains & Cattle
Alto Alegre	Tocantins, Brazil	6,082	Grains & Cotton
Bela Manhã	Mato Grosso do Sul, Brazil	381	Sugarcane
Ouro Verde	Mato Grosso do Sul, Brazil	679	Sugarcane
Don Fabrício	Mato Grosso do Sul, Brazil	3,302	Sugarcane
Takuarê	Mato Grosso do Sul, Brazil	489	Sugarcane
Agua Branca	Mato Grosso do Sul, Brazil	1,614	Sugarcane
Nossa Senhora Aparecida	Mato Grosso do Sul, Brazil	540	Sugarcane
Sapálio	Mato Grosso do Sul, Brazil	6,140	Sugarcane
Carmen (Agua Santa)	Mato Grosso do Sul, Brazil	146	Sugarcane
La Pecuaria	Duranzo, Uruguay	3,177	Grains
Doña Marina	Corrientes, Argentina	14,755	Rice
Total		231,712
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

Property, Plant and Equipment

In addition to our farmland, we also own the following principal industrial facilities:

Facility	Province, Country	Relevant Operational Data	Current Use
“Christophersen”	Santa Fe, Argentina	18,700 tons of storage capacity. 2,400 tons per day of drying capacity	Seedbed and stockpiling plant (1)
“Semillero Itá Caabó”	Corrientes, Argentina		Rice genetic improvement program
“Molino Ala — Mercedes”	Corrientes, Argentina	Installed capacity of 4,682 tons of white rice monthly, and husk rice drying capacity of 2,400 tons per day	Rice processing and drying plant
“Molino Ala — San Salvador”	Entre Ríos, Argentina	Installed capacity of 5,208 tons of white rice monthly, and husk rice drying capacity of 1,100 tons per day	Rice processing and drying plant
Molino Franck	Santa Fe, Argentina	Processing capacity of 5,617 tons of white rice monthly, and husk rice drying capacity of 1,600 tons per day	Rice processing and drying plant
Free-Stall I, Free-Stall II and Free-Stall III	Santa Fe, Argentina	Production capacity of 135 million liters of raw milk 10,500 milking cows	Raw milk production
Bio-digester	Santa Fe, Argentina	1,4 MW capacity	Energy generation
“Angélica Agroenergía”	Mato Grosso do Sul, Brazil	Installed milling capacity of 5.5 million tons of sugarcane annually, 328,000 tons of VHP sugar and over 262,000 cubic meters of ethanol, and over 370,000 MWh	Sugar and ethanol mill producing hydrated ethanol, anhydrous ethanol and VHP sugar. Sells energy to local network
“Ivinhema Agroenergía”	Mato Grosso do Sul, Brazil	Installed milling capacity of 5.8 million tons of sugarcane annually, 328,000 tons of VHP sugar, 328,000 cubic meters of ethanol, and over 445,000 MWh	Sugar and ethanol mill producing hydrated ethanol and VHP sugar. Sells energy to local network
________________________________________________________________________________________________

(1)	Classification of wheat and soybean seeds.

For additional information regarding our property, plant and equipment, see Note 12 of the Consolidated Financial Statements.

Customers

We sell manufactured and agricultural products to a large base of customers. The type and class of customers may differ depending on our business segments. For the year ended December 31, 2018 more than 90% of our sales of crops were sold to 10 well-known customers (both multinational or local) with good credit history. Of these customers, our biggest four customers represented almost 65% of our sales and the remaining ten represented approximately 25% of our net sales in the course of that year.

In the Sugar, Ethanol and Energy segment, sales of ethanol were concentrated in 6 customers, which represented 75% of total sales of ethanol for the year ended December 31, 2018. Approximately 96% of our sales of sugar were concentrated in 3 well-known traders for the year ended December 31, 2018. The remaining 4%, which mainly relates to “crystal sugar”, were dispersed among several customers. In 2018, energy sales are 97% concentrated in 4 major customers.

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

The sugar and ethanol industries are highly competitive. In Brazil, we compete with numerous small-and medium-sized sugar and ethanol producers. Despite increased consolidation, the Brazilian sugar and ethanol industries remain highly fragmented, with more than 411 sugar mills. Some of the largest industry players with whom we compete are Raizen, Biosev, Atvos, Tereos, São Martinho, Bunge, Santa Terezinha, Lincoln Junqueira and Coruripe. We also face competition from international sugar producers, such as those in the U.S. and the European Union, where local regulators have historically implemented tariffs, agriculture subsidies and/or other governmental incentive programs, of which some remain, to protect local sugar producers from foreign competition. The following table describes the Brazilian competitive landscape:

Brazil
Number of Mills	411
Sugarcane crushed (million tons)	633.3
Ethanol Production (million cubic meters)	27.8
Sugar Production (million tons)	37.9
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

Supplies and Suppliers

Our principal supplies for our farming business are seeds, fertilizers, pesticides and fuel, which represented 9%, 8%, 12% and 5%, respectively, of our total direct costs (including leasing cost). Further, these supplies represented 35% of our total cost of production (including manufacturing and administrative expenses) for 2018. As we use direct sowing in 99% of our planted area, without requiring soil preparation, fuel represents only 5% of the total cost of production for 2018.

Our principal supplies for our sugar, ethanol and energy business are diesel, lubricants and fertilizers, which collectively represented 19% of our total cost of production (including manufacturing and administrative expenses) the sugar, ethanol and energy business for 2018. We have an extensive network of suppliers for each of our business segments and for each required input within each segment, resulting in lower reliance on any particular supplier. Our ten largest suppliers account for 29.25% of our total expenditures for supplies in 2018. While we value the relationships we have developed with each of our suppliers given the quality we have come to expect, we do not consider any single supplier to be key to our production.

We have been able to obtain lower prices particularly due to the volume that derives from our large-scale operations.

Seasonality

Our business activities are inherently seasonal. We generally harvest and sell most of our grains (corn, soybean, rice and sunflower) between February and August, with the exception of wheat, which is harvested from December to January. Peanut is harvested from April to May, and sales are executed with higher intensity during the third quarter of the year. Cotton is a unique in that while it is typically harvested from June to August, it requires processing which takes about two to three months to complete. Sales in our dairy business segment tend to be more stable. However, milk production is generally higher during the fourth quarter, when the weather is more suitable for production. Although our Sugar, Ethanol and Electricity cluster is currently operating under a “non-stop” or “continuous” harvest and without stopping during traditional off-season, the rest of the sector in Brazil is still primarily operating with large off-season periods from December/January to March/April. The result of large off-season periods is fluctuations in our sugar and ethanol sales and in our inventories, usually peaking in December to take advantage of higher prices during the traditional off-season period (i.e., January through April). As a result of the above factors, there may be significant variations in our financial results from one quarter to another. In addition our quarterly results may vary as a result of the effects of fluctuations in commodities prices, production yields and costs on the determination of changes in fair value of biological assets and agricultural produce. See “Item 5. Operating and Financial Review and Prospects-A. Operating Results-Critical Accounting Policies and Estimates-Biological Assets and Agricultural Produce.”

Sustainability

Our production model is based on sustainability standards that seek to produce food and renewable energy on a long-term basis. Those standards include best practices and certifications that promote development and health, customer satisfaction and stakeholders' interest, neighboring community welfare, food care and food safety, and environmental protection.Accordingly, our sustainable approach to farming requires that we take into account not only economic, but also social and environmental aspects specifically adapted to local circumstances. We believe we accomplish these goals through a team committed to our values: trust, transparency, efficiency, innovation and sustainability.

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
We are also adopting operational protocols and procedures in our industrial facilities to improve control of processing variables. In the case of our rice mills, we have certified good manufacturing practices, and in some cases, HACCP (Hazard Analysis and Critical Control Points) standard. Currently we are in the process to implement the FSSC 22000 standard (Food Safety System Certification) in the rice mills, alongside with good manufacturing practices, Kosher and gluten free certifications.
When market conditions provide price premiums for certified grains or oilseeds, we evaluate the feasibility of implementing specific certifications. Some examples of this are RTRS (Round Table on Responsible Soybeans) and EPA (Environmental Protection Agency, US) certifications for Sustainable Soybeans in Argentina. In Brazil, we are certifying sugar-based products for EPA. Bonsucro certifications and Organic Sugar Certification (Usina Monte Alegre).

Contractors
Contractors play a significant role in our farming business model. If cost competitive, we seek to outsource most of the typical farm work, such as planting, spraying and harvesting. Outsourcing allows us to reduce our investments in heavy machinery and equipment such as tractors or harvesters, enhancing the efficient allocation of our capital in our core productive activities. Notwithstanding, we are reviewing the contractor model and comparing it with the use of own machinery in some of our crops and rice operations. We are willing to develop our own-equipment-based model where efficiencies could be enhanced.
The contractor model in the Argentine humid pampas region has existed for over fifty years and has developed into a highly competitive market. Contractors have gained extensive expertise and skill in the management of agricultural machinery and have access to modern advanced technology. When working with them, we seek to develop win-win relationships with our contractors by considering them as part of our production team and providing constant technical training and support through our GTA (as defined below) activities. We strive to have a number of contractors associated with each farm to generate competition and allow benchmarking to enhance operational efficiency and ensure high-quality service.
In regions where this model is not fully developed, we use a mixed system where we hire the most experienced contractors in the region and we also operate our own machinery. We promote the development of new contractors by providing training and selling them our used machinery. We also promote the movement of selected contractors from developed regions into new marginal regions by offering them an opportunity to grow their businesses. In other regions where there is no established contractor system or there is specific farm work (rice land leveling for instance), we own majority of the machinery. In our Sugar, Ethanol and Energy business, we own or lease and operate all the agricultural equipment and machinery needed for sugarcane planting and harvesting operations. Such model is performing very well and is encouraging us to consider it for our Farming businesses. Our main goal is to achieve high-quality farm works, both when selecting any contractor and when using our own machinery. In Brazil we partially employ the contractor model only for specific tasks such as land leveling, and aerial spraying among others.

Adecoagro Technical Group (Grupo Tecnico Adecoagro “GTA”)
The GTA is an internal group formed by agronomists, farm managers, external advisors, contractors, trainees and suppliers, whose main goal is to excel in production management by providing constant technical education and analysis regarding production technologies. Although the GTA is focused on developing such knowledge under common criteria for the whole company, it also considers different production systems, such as crops, rice and dairy in Argentina and Uruguay, and sugarcane in Minas Gerais and Mato Grosso do Sul, Brazil. In order to achieve their goals, the group meets every 20 days to analyze and discuss technical aspects of the farming production processes.
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

In order to continually improve our technical development, we participate in specialized industry groups, such as CREA and AAPRESID in Argentina, with which we share values and goals. “CREA” is a 50-year-old farmers’ association focused on developing and supporting technical excellence with local farmers. “AAPRESID” is a technical association of highly innovative farmers specializing in no-till development. We participate in certain CREA and AAPRESID discussion groups in which we share and evaluate common technical matters. We take advantage of their vast network of test plots and we constantly exchange technological knowledge for implementation in our farms.
In addition, the GTA is focusing its resources on pursuing improvements trough implementing advanced techniques. Such techniques comprise variable inputs usage by type of soil based on precision agriculture technology, intensification techniques relating to soil occupation times and diversified crop rotations, adjusting “no-till” in rice production, developing sugarcane production technologies involving agricultural mechanization and minimum tillage, and developing cotton production technologies involving “no-till” and crop rotation among others.
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

Crop Rotation
Crop rotation is the practice of growing a series of dissimilar types of crops in the same area in sequential seasons. Crop rotation allows us to better control the buildup of harmful weeds and reduces the incidence of plagues and diseases that often occur when the same commodity is continuously cropped. Crop rotation also allows us to balance the fertility demands of various crops to avoid the excessive depletion of soil nutrients, contributing to a more efficient use of fertilizers and a sustainable use of herbicides and pesticides. Crop rotation results in increased yields and reduced production costs, providing a high rate of return. Our crop rotation model is tailored to each of our farming regions based on climatic and soil conditions. For example, in Argentina’s Humid Pampas, our three-year crop rotation cycle involves the planting of a wheat crop followed by a soybean double-crop in the first year, a corn crop in the second year, and a soybean crop in the third year. In some areas of the Humid Pampas, where agro-climatic conditions are adequate, we enhance our crop rotation by introducing some industrial crops such as peanut and confectionary sunflower.

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

Integrated Pest Management (IPM)
Integrated pest management (“IPM”) involves a deep analysis of agronomical, economic and environmental aspects with the goal of determining the most efficient way to control the pests. It simultaneously achieves three main goals: (i) enhancing crop productivity, (ii) reducing use of pesticides and (iii) decreasing the risk of agrochemical contamination. The first stage of IPM is to train the people who will be involved in pesticide usage. The pesticide to be applied is selected considering local regulations (only locally approved pesticides are used) and the minimum resulting environmental risks due to its chemical classification. Additionally, when selecting biotechnologically developed crops, we evaluate the potential reduction of pesticide uses that may be achieved. The doses of pesticides are defined by vendor recommendations and adjusted through agronomical expertise (specific to a crop and a pest). The timing of pesticide application is based on economic threshold that takes into account the crop situation (growing stage, climate conditions), the potential damage of the pest (type, population, growing stage), the presence of “beneficial” pests, and finally, the price relationship between grains and pesticides. We also use biological pest controls by breeding and releasing natural enemies of the relevant pest, as is the case with the borer plague in sugarcane. The relevance of the pest is measured by implementing specific scouting methodologies, which are adapted to large-scale farming. Scouting is carried out by trained employees who supervise all the fields on a weekly basis. The pesticide doses are applied by high-tech machinery, the majority of which is outsourced. IPM machinery is accurately calibrated to increase its application efficiency and to reduce any potential contamination risk. Climate conditions are taken into account, as well, in determining the optimal timing for spraying, to avoid drifting, evaporation and leakage risks.

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

Water management
Since crops need sufficient water to achieve their potential yields, we are engaged in techniques aimed to increase the efficiency of water usage and at the same time to decrease soil erosion risks. In that regard, “no-till” presents strong advantages since it improves rainfall infiltration and increases the soil’s water storage capacity. In areas that may be subject to excess water, we are developing terraces, soil leveling and other techniques intended to decrease runoff and erosion risks. In some of the jurisdictions in which we operate, the use of water for irrigation requires obtaining special permits. For certain irrigated crops such as rice, we focus on the design and operation of rainwater harvesting, collecting water from rain in semi-natural reservoirs destined for future irrigation. In addition, we have developed a water recycle system for each farm where excess of water (derived from drainage and rainfalls) can be reused, instead of being drained out of the farm. Channels to conduct the water and drain the fields are developed by experts in order to deliver water in the most efficient manner. We are also developing Precision Leveling system (with zero or controlled grade level) in most of our rice farms to increase productivity and reduce production costs. This technique involves a precise leveling of the land based on GPS and Laser technology. When fields are accurately leveled, water irrigation requirements are reduced, thus lowering the cost of labor and energy. Efficient management of irrigation results in a positive impact on yields. Additionally, as the fields can be larger, there are some operational benefits that can be achieved by reducing machinery working times. Currently, we are implementing polypipe irrigation system in some rice-fields. This technology consists of deploying plastic pipes to conduct irrigation water from big channel to the fields, thus reducing water consumption, alongside with a small reduction of area devoted to infrastructure. In addition, we are using drones to assess water levels during rice irrigation season. Through this high-precision surveillance method, we are enhancing water management, which improves potential yield, while reducing water consumption. Drones use different cameras to detect water levels even when dense canopies cover the fields. Other crops such corn seed and, sunflower seed are irrigated by highly efficient pivot spraying systems. This type of irrigation system allows us to distribute water uniformly throughout the field, improving the use of water in terms of total millimeters per year. We conduct soil moisture sampling to define the best moment and amount of water to be used for irrigation in each plot.

Mechanization
We incorporate all available mechanization technology into our business that is cost-effective. We believe that by employing mechanization technology we improve our operating efficiency and are better able to reach desired economies of scale in our operations. Mechanization also enables us to adopt new associated technologies faster and hastens our development efforts. In our farming business, we are using cutting-edge mechanized technology for planting, spraying, harvesting and irrigating and for soil preparation and management. We also employ advanced mechanization technology in our logistics and product processing operations, including transportation, drying operations and grain sorting and storage. We have developed mechanization technology to benefit sugarcane planting and harvesting, which traditionally have not benefitted from such mechanization.

Synergies

The technologies we employ are very closely linked, and the joint implementation of a number of them will result in positive synergies for our entire production system. For example, implementation of the “no-till” technology can be enhanced by crop rotations, due to the positive biological effects generated by the different types of roots from each crop in the soil. Benefits of integrated pest management are improved when combined with the “no-till” and crop rotation strategies, since the crop stubble that remains on the soil can be a barrier to some plagues, and because some other pests are specific to a particular crop and the crop rotation can be sufficient to control them. We consider these synergies when we develop our crop seeding schedule. . In the case of re-use of residues, we benefited from our experience in sugarcane, where almost everything is re-used and no residues are generated. By transferring such conceptual ideas to our dairy operations, we ended up in reusing the manure from the cows to generate renewable electricity.

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

Environmental Aspects
We are implementing a production model that reflects a strong commitment to the environment. Our responsibility to the environment begins with complying with local regulations. In order to be better stewards of the environment, we are implementing environmental management plans for our operations. Those plans involve different stages, which include educating our own and outsourced staff, monitoring ecological parameters, preventing negative effects, and correcting deviations. Natural resources such as land, water, air and biodiversity are taken into account when we evaluate both the development of a new production project and the operation of an on-going one. In that regard, we are constantly evaluating best practices to be implemented in our operations. See “-Technology and Best Practices.” With land being one of the most relevant natural resource in our operations, we have developed a sustainable land use strategy that considers factors beyond the requirements of local law and regulations. There are ecosystems that we do not consider appropriate for agricultural development, such as heavy forests and key wetlands. We evaluate development of other areas (savannahs, natural grasses, bush land, lowlands) only after carrying out an environmental impact assessment. In addition to such evaluations, we analyze the agricultural potential of the land in respect of the soil, the climate, crop productivity and available technology, among other factors. Through this approach, we make sure that we grow the most suitable crop in each region with the aim of being the lowest cost producer of the sector. We then consolidate our analysis into a land transformation plan, which includes the best land use option and implements best practices such as the “no-till” technology, crop rotations, integrated pest and weed management, balanced fertilization, responsible pesticide usage and water management. All these best practices aim to increase resource efficiency and to decrease the risk of contamination and waste production and are consolidated into an environmental management plan, which includes biodiversity management when applicable. We aim to properly implement our sustainable production model to enhance land productivity and therefore increase land value. With respect to pesticide contamination risks, we are implementing a responsible pesticide use program, which includes personnel training, personnel protection elements, application recommendations, pesticide selection criteria, pesticide handling and storage and after-use pesticide packages management (which are specifically cleaned, collected and stored for recycling purposes under third parties’ programs).
Additionally, in some regions where biodiversity matters are relevant, we are implementing biodiversity management plans, which mainly consists of periodically monitoring flora and fauna, detecting significant variations of their populations, and proposing measures to reduce any potential threats to local species. As a result, we are implementing some practices such as prohibiting hunting on our farms, developing environmental private protection areas (where natural vegetation is protected by implementing sustainable production practices). As environmental matters require specific expertise and an understanding of complex relationships, we hire highly qualified consultants , and are entering into cooperative arrangements and agreements with educational institutions. We are also developing relationships with well recognized environmental non-governmental organizations, such as The Nature Conservancy.
In Brazil, we have the Brazilian Forestry Code (Código Florestal Brasileiro) as the main source for our environmental policies. Accordingly, we analyze and identify all natural areas inside our own farms and inside leased areas, and make a development plan that defines actions for their preservation. Some examples of these activities are the reforestation of Permanent Preservation Areas (Áreas de Preservación Permanente) and Legal Reserve Areas (Áreas de Reserva Legal), Along with natural regeneration techniques, we are producing seedlings of more than 70 native species to reforest those areas. We are strongly committed to the preservation of forests, and we only develop areas for farming if they were previously used for agricultural purposes or for pasture. We do not operate in massive forests, large wetlands or areas with high biodiversity value. We concern ourselves with the protection of riverbanks and surrounding areas of streams and springs, as they are important for soil conservation and as refuges for native fauna. In that regard, we are implementing periodic monitoring of wildlife and native flora as well. We have a partnership with The Nature Conservancy (“TNC”), an international environmental non-governmental organization, to cooperate in a regional project with goal to organize the environmental preservation of areas of ecological importance. The project includes the feasibility analysis to acquiring such areas to replace reserve areas on our own land and land we lease, through a reserve compensation scheme. This model was developed by TNC and was adopted by the regional environmental authorities. This program will allow us to protect larger blocks of critical ecosystems instead of having smaller reserve areas in each farm, while allowing us to use areas in our farms that were previously developed and would have lesser environmental value as reserve areas.

In respect of our industrial processing activities, we focus on energy-efficient processes that increases productivity with minimum waste disposal. At the same time, we constantly promote the re-use of any by-product or residue within the industrial processes when feasible, or in the fields when their economic analysis make sense. A successful example of this approach is the use of manure to produce electricity and the use of bio fertilizers to grow crops in our Dairy Farm. Another successful story is the use of all Sugar and Ethanol industrial by-products (vinasse, filter cake and composted ashes) as bio fertilizers in our cane fields.
Since November 2017, we are producing renewable electricity from our bio-digester built in our Dairy Farm. The bio-digester transforms cow manure into biogas with high methane content, which then fuels a cogeneration facility that generates 1.4 MW of Power. The electricity produced is sold to the grid under a long-term contract with an Argentinean federal utility. Additionally, as this project allows us to reduce GHG emissions, we commenced the feasibility assessment to deliver carbon credits from the bio-digester. In 2011, we received a grant from Sustainable Energy and Climate Change Initiative from the Inter-American Development Bank (SECCI) in order to carry out the pre-feasibility assessment. We have also received a grant from the “Agencia Nacional de Promoción Científica y Tecnologica”, an agency which promotes technological innovation, to partially fund the investment. In July 2016, we participated of Argentina’s “RenovAr” renewable energy auction and entered into a 20-year contract to supply up to 9,145 MWh per year at an average price of US$ 158.92 per MWh plus bonifications. At UMA, we have implemented a pilot plant that produces biogas from vinasse, developed in partnership with Efficiencia, a subsidiary of Companhia Energética de Minas Gerais (“CEMIG”). The technology developed during this project will allow us to generate additional energy from vinasse while maintaining the fertilizer recycling potential of UMA. We are currently replicating this project under a Commercial scale in our Cluster in Mato Grosso do Sul (Brazil). These emission reduction projects could also improve our efficiency by decreasing the carbon emission.

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

Education
Our sugarcane and rice operations have a very important economic impact in the communities where we are located, and we have developed a Social Action Program in the various municipalities. In 2005, we started a partnership with Cimientos in Corrientes, Santa Fe, Santiago del Estero and Entre Rios in Argentina, through which we have awarded 45 educational programs in 164 urban and rural schools located close to our rice operations. These programs benefit 22,870 students. Cimientos is a non-profit organization that promotes equal educational opportunities for children and youth from low-income families in Argentina. In 2016 we started another program together with CONCIENCIA (a local NGO) in which we support our employees’ children to complete their education. This new program began in Salta near to Los Guayacanes, and 16 children participated. In 2017 we extended the program to the City of San Salvador, where 18 children participated and between the two establishments we reached a total of 34 children in the program.
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

Nutrition

In Argentina, we work in partnership with Conin Foundation, which fights malnourishment in children, focusing its actions in three main aspects: education, assistance and research. In 2018, we donated nearly 4,5 tons of powdered milk. We also work in partnership with the Argentine Food Bank Network, to whom we are currently donating approximately 22 tons of processed rice. This network operates in 17 cities and is a nonprofit distribution enterprise that serves the community by acquiring donated food and making it available to people who are hungry through a network of community agencies. These agencies include school feeding programs, food pantries, soup kitchens, hospices, substance abuse clinics, after-school programs and other nonprofit organizations. Additionally, we have been contributing food to Solidagro (6.7 tons), an alliance between rural corporate institutions and civic organizations that seek to solve famine and malnutrition problems, since 2007. We are also collaborating with selected soup kitchen initiatives such as Caritas Christophersen, San Gregorio Foundation and Mercedes City Soup Kitchen.

Additionally, in 2018 we agreed on a new campaign together with a basketball club in the province of Corrientes, Argentina. The campaign was called “Festejá cada punto vale triple” (Celebrate, each point is worth triple). With this campaign for each point the basketball team scores during this season, Adecoagro will donate 3 kilos of rice to the Conin Foundation centers located within the province of Corrientes. In December 2018, we provided 13.5 tons of rice to these centers.

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

Intellectual Property
As of March 2019, our corporate group owned 36 trademarks registered with the Argentine National Intellectual Property Institute, had 1 trademark in the process of renovation and had 8 trademarks in the process of registration. Also, Adeco Brasil and UMA owned 16 trademarks registered with the Brazilian National Industrial Property Institute (“INPI”), and had submitted 10 trademark registration requests, all of which are currently being challenged by third parties or were initially denied by INPI. In addition, Adeco Agropecuaria Brasil S.A. had submitted one trademark for registration. Agroglobal S.A. (now Adecoagro Uruguay S.A.) has one trademark registered in Uruguay.
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
We consider gains and losses recorded in the line items of the statement of income "lnitial recognition and changes in fair value of biological assets and agricultural produce" and "Changes in net realizable value of agricultural produce after harvest" to be realized only when the related produce or manufactured product is sold to third parties and, therefore, converted into cash or other financial assets. Therefore, "realized" gains or losses mean that the related produce or product has been sold and the proceeds are included in revenues for the year. Please see “–Critical Accounting Policies and Estimates – Biological Assets and Agricultural Produce” for a discussion of the accounting treatment, financial statement, presentation and disclosure related to our agricultural activities.
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

A.       OPERATING RESULTS

Trends and Factors Affecting Our Results of Operations
Description of accounting policies changed during the fiscal year.
Revaluation Model for farmlands (IAS 16/IAS40)
Since September 2018, the Company changed the accounting policy for its farmlands, adopting a new revaluation model (See Item 3. Key Information-A. Selected Financial Data) For all farmlands with a total valuation of US$ 785 million as of December 31, 2018, the valuation is determined using a sales comparison approach prepared by an independent expert. Sale prices of comparable properties are adjusted considering the specific aspects of each property, with price per hectare as the more important criterion. The Company estimated that, other factors being equal, a 10% reduction on the sales price for the period ended December 31, 2018 would have reduced the value of the farmlands by US$ 78.5 million. This would generate a negative effect on the "Revaluation surplus" item in the statement of Changes in Shareholders' Equity. If farmlands were stated on the historical cost basis, that means, not having applied the revaluation model, the amount of the farmland item as of December 31, 2018 would be US$ 235 million.
Also, since September 2018, the Company changed the accounting policy for all investment properties, adopting a new revaluation model (See Item 3. Key Information-A. Selected Financial Data). For all investment properties with a total valuation of US$ 40.7 million as of December 31, 2018, the valuation was determined using sales comparison approach prepared by an independent expert. Sale prices of comparable properties are adjusted considering the specific aspects of each property, with price per hectare as the more important criterion. The increase or decrease in the fair value is recognized in the statement of income under the line item "Other Operating Income, Net". The Company estimated that, other factors being equal, a 10% reduction on the sales price for the period ended December 31, 2018 would have reduced the value of the investment properties on US$ 4.1 million, which would impact the line item "Net gain from fair value adjustment.

(i) Hyperinflation in Argentina (IAS 29 / IAS 21)
Effectively from July 1, 2018, the Group applied IAS 29 “Financial Reporting in Hyperinflationary Economies” (“IAS 29”) to its operations in Argentina. IAS 29 “Financial Reporting in Hyperinflationary Economies” requires that financial statements of entities whose functional currency is that of a hyperinflationary economy must be adjusted for the effects of changes in the general price index and expressed in terms of the current unit of measurement at the closing date of the reporting period (“inflation accounting”). (See note 33 to our Consolidated Financial Statements). In order to determine whether an economy is categorized as hyperinflationary under the terms of IAS 29, the standard details a series of factors to be considered, including the existence of a cumulative inflation rate in three years that approximates or exceeds 100%. (See Item 3. Key Information-A. Selected Financial Data). Argentina experienced a significant increase in inflation during 2018, which exceeded the 100% three-year cumulative inflation rate.
The application of IAS 29 affects only Argentine operations, which represents 13% of our profit from operations.
IAS 29 requires to adjust all non-monetary items in the statement of financial position by applying a general price index from the day they were booked to the end of the reporting period. At the same time, it also requires that all items in the statement of income are expressed in terms of the measuring unit current at the end of the reporting period. Consequently, each reporting period on a monthly basis results of operation measured in Argentine Pesos is adjusted for inflation by the applicable monthly inflation rate each month.
After the restatement process, Paragraph 42 of IAS 21 “The Effects of Changes in Foreign Exchange Rates”, addresses the way results must be translated under inflation accounting, stating that “…all amounts shall be translated at the closing rate at the date of the most recent statement of financial position…” Accordingly, monthly results of operations in Argentine Pesos, after adjustment for inflation pursuant to IAS 29, as described above, must then be converted into U.S. dollars at the closing exchange rate for such monthly reported period This process is called “translation”.. This conversion changes every prior reported monthly statement of income in U.S. dollars as each monthly amount is readjusted under IAS 29 for inflation per above and reconverted at different exchange rates for each monthly reported period under IAS 21. As a result, the impact of monthly inflationary adjustments and monthly conversion adjustments vary the results of operation month to month until year end.
The Company prepares monthly financial reports, issues unaudited quarterly financial statements and uses the U.S. dollar as its reporting currency in all reports. Applying both IAS 29 and IAS 21 as described above, the monthly and quarterly results change every period as a consequence of the above mentioned re-measurement and translation processes. This variation is further exacerbated by the fact that most of the sales in the crops segment are recorded during the first-half of the year due to the seasonality of the operations in Argentina. As a result of the foregoing factors, the Company’s management evaluates the financial results monthly using the monthly average U.S. dollar exchange rate and with respect to the presentation of segment information, amounts are translated on a monthly basis. For this reason, the financial information presented in the Segment information footnote includes results of operations that are based on monthly data and which have been adjusted for inflation and converted into the average exchange rate of the U.S. dollar each month. These figures are not subsequently readjusted and reconverted as described above under IAS 29 and IAS 21. It should be noted that this translation methodology for evaluating segment information is the same method as the one used by the Company to translate results of operation from its other subsidiaries from other countries that have not been designated hyperinflationary economies because it allows for a more accurate analysis of the economic performance of its business as a whole.
Consequently, the difference between re-measurement and translation information with the management information is reconciled by the combined effect of the application of both processes.

(ii)    Effects of Yield Fluctuations

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

The following table sets forth our average crop, rice and sugarcane yields per hectare for the periods indicated:

	2017/2018	2016/2017	2015/2016	% Change
	Harvest Year (1)	Harvest Year (1)	Harvest Year (1)	2017/2018 -2016/2017	2016/2017 -2015/2016
Corn (2)	4.3	5.4	5.8	(20,4)%	(6.9)%
Soybean	2.5	2.8	2.8	(10.7)%	—%
Soybean (second harvest)	1.2	2.5	2.4	(52.0)%	4.2%
Wheat (3)	2.2	3.0	2.5	(26.7)%	20.0%
Sunflower	1.8	1.9	1.6	(5.3)%	18.8%
Rice	6.9	5.9	5.9	16.9%	—%
Sugarcane (4)	89.3	85.1	98.2	4.9%	(13.3)%
(1) This column reflects the full harvest season.
(2) Includes sorghum, chia and peanut.
(3) Includes barley, rye, oats and chickpea.
(4) Does not consider harvested area for planting activities.

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

(iv) Effects of Fluctuations in Commodities Prices
Commodity prices have historically experienced substantial fluctuation. For example, between January 1, 2018 and December 31, 2018, sugar prices decreased by 20.6%, according to Intercontinental Exchange of New York (“ICE-NY”) data, and ethanol prices decreased by 5.9%, according to Escola Superior de Agricultura “Luiz de Queiroz” (“ESALQ”) data. Also, based on Chicago Board of Trade (“CBOT”) data, from January 1, 2018 and December 31, 2018, soybean prices decreased 7.3% and corn prices increased by 6.9%. Commodity price fluctuations impact our statement of income as follows:

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

(v) Fiscal Year and Harvest Year
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

(vi) Effects of Fluctuations of the Production Area
Our results of operations also depend on the size of the production area. The size of our own and leased area devoted to crop, rice and sugarcane production fluctuates from period to period in connection with the purchase and development of new farmland, the sale of developed farmland, the lease of new farmland and the termination of existing farmland lease agreements. Lease agreements are usually settled following the harvest season, from July to September for crops and rice, and from May to April for sugarcane. The length of the lease agreements are usually one year for crops, one to five years for rice and five to six years for one-cycle sugarcane or twelve to fourteen years for two-cycle of sugarcane. Regarding crops, the production area can be planted and harvested one or two times per year. As an example, wheat can be planted in July and harvested in December. Right after its harvest, soybean can be planted in the same area and harvested in April. As a result, planted and harvested area can exceed the production area during one year. The production area for sugarcane can exceed the harvested area in one year. Grown sugarcane can be left in the fields and then harvested the following year.
The following table sets forth the production area for the periods indicated:

	Year ended December 31,
	2018	2017	2016	Chg (%) 2018-2017	Chg (%) 2017-2016
		Hectares
Crops (1)	151,842	153,970	145,410	(1.4)%	5.9%
Rice	40,435	40,289	39,728	0.4%	1.4%
Sugar, Ethanol and Energy	153,690	143,617	134,591	7.0%	6.7%
(1) Does not include second crop and forage area.

The increase in sugar, ethanol and energy production area in 2018 is explained by an increase in leased hectares that provide sufficient cane supply for the entire year in accordance with the long-term growth plan of the company.

(vii) Effect of Acquisitions, dispositions and land transformation
Our business model includes the transformation of pasture and unproductive land into land suitable for growing various crops and the transformation of inefficient farms into farms suitable for more efficient uses through the implementation of advanced and sustainable agricultural practices, such as "no-till" technology and crop rotation. During approximately the first three to five years of the land transformation process of any given parcel, we must invest heavily in transforming the land, and, accordingly, crop yields during such period tend to be lower than crop yields once the land is completely transformed. After the transformation process has been completed, the land requires less investment, and crop yields gradually increase. As a result, there may be variations in our results from one season to the next according to the amount of land in the process of transformation.
Our business model also includes the identification, acquisition, development and selective disposition of farmlands or other rural properties that after implementing agricultural best practices and increasing crop yields we believe have the potential to appreciate in terms of their market value. As a part of this strategy, we purchase and sell farms and other rural properties from time to time. Please see also “Risk Factors—Risks Related to Argentina-Argentine law concerning foreign ownership of rural properties may adversely affect our results of operations and future investments in rural properties in Argentina” and “Risk Factors—Risks Related to Brazil—Changes in Brazilian rules concerning foreign investment in rural properties may adversely affect our investments.” included in “Item 3. Risk Factors” in our Form 20-F.
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
Our results of operations for earlier periods that do not include a recently completed acquisition or do include farming operations subsequently disposed of may not be comparable to the results of a more recent period that reflects the results of such acquisition or disposition. During 2018 we sold two farms in Brazil, "Rio de Janeiro" and "Conquista", for a total consideration of $52.4 million for 9,300 hectares.

(viii) Macroeconomic Developments in Emerging Markets
We generate nearly all of our revenue from the production of food and renewable energy in emerging markets. Therefore, our operating results and financial condition are directly impacted by macroeconomic and fiscal developments, including fluctuations in currency exchange rates, inflation and interest rate fluctuations, in those markets. The emerging markets where we conduct our business (including Argentina, Brazil and Uruguay) remain subject to such fluctuations.

(ix) Effects of Export Taxes on Our Products

Following the economic and financial crisis experienced by Argentina in 2002, the Argentine government increased export taxes on agricultural products. Since December 2015, the only product that had remained subject to export taxes was soybean and its derivatives. However, in September 2018 due to economic volatility, the government imposed a 12% export tax on all goods exported from Argentina. A 12% export tax will be imposed on the FOB export price of “primary product” goods (including agricultural goods), subject to a cap of four pesos (ARS 4) per U.S. dollar of the corresponding tax value or official FOB price for primary product goods. For all other products, the cap amount will be fixed at three pesos (ARS 3) per U.S. dollar of the corresponding tax value or official FOB price.

As local prices are determined taking into consideration the export parity reference, any increase or decrease in export taxes would affect our financial results.
(x) Effects of Foreign Currency Fluctuations
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
As of December 31, 2018, the Peso-U.S. dollar exchange rate was Ars. 37.7 per U.S. dollar as compared to Ars.18.65 per U.S. dollar as of December 31, 2017. As of December 31, 2018, the Real-U.S. dollar exchange rate was R$3.87 per U.S. dollar as compared to R$3.31 per U.S. dollar as of December 31, 2017.

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

(xi) Seasonality

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

(xii) Capital Expenditures and Other Investments
Our capital expenditures during the last three years consisted mainly of expenses related to (i) transforming and increasing the productivity of our land, (ii) planting sugarcane and (iii) expanding and upgrading our production facilities in concordance to our 5-year plan presented in 2017. Capital expenditures (including both maintenance and expansion) totaled $133.1 million for the period ended December 31, 2016; $199.6 million for the period ended December 31, 2017; and $220.4 million for the period ended December 31, 2018. The increase in 2018 compared to 2017 is primarily due to: (a) investments related to the increase in nominal crushing capacity and to new sugarcane hectares planted to supply the growing industrial capacity; (b) the construction of our third free stall with a capacity for 3,500 milking cows, where we started operations during the last two quarters. See also “Capital Expenditure Commitments.”

(xiii) Effects of Corporate Taxes on Our Income
We are subject to a variety of taxes on our results of operations. The following table shows the applicable income tax rates in effect for 2018:

Tax Rate (%)
Argentina(1)	30
Brazil(2)	34
Uruguay	25
Spain	25
Luxembourg	26
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
As of December 31, 2018, the impact of a 5% increase (decrease) in estimated yields, with all other variables held constant, would result in an increase (decrease) in the fair value of our plantations less cost to sell of $6.3 million ( for 2017 the fair value was $9.0 million) for sugarcane. As of December 31, 2018, the impact of a 20% increase (decrease) in estimated yields, with all other variables held constant, would result in an increase (decrease) in the fair value of our plantations less cost to sell of $3.8 million (for 2017 this fair value was $2.7 million) for crops and $6.2 million (2017: $8.2 million) for rice.
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
The valuation models and their assumptions are reviewed annually, or quarterly if warranted, and, if necessary, adjusted. Since the years ended December 31, 2016 we made no changes to the models.
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

Property, plant and equipment
Farmlands are recognized at fair value based on periodic, but at least annual, valuations prepared by an external independent expert. A revaluation reserve is credited in shareholders’ equity. The valuation is determined using sales Comparison Approach. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant premise being the price per hectare (Level 3) (see Note 12).

Investment property
Investment property consists of farmland for rental or for capital appreciation and not used in production or for sale in the ordinary course of business, and it is measured at fair value. The changes of the Fair value, which is based on an independent external expert, impacts the profit and loss of the period, in the line item Other operating income, net (see Note 13).

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

•The Company’s ‘Farming’ business is comprised of four reportable segments:

•
The Company’s ‘Crops’ segment consists of planting, harvesting and sale of grains, oilseeds and fibers (including wheat, corn, soybeans, cotton and sunflowers, among others), and to a lesser extent the provision of grain warehousing/conditioning, handling and drying services to third parties and the purchase and sale of crops produced by third parties. Each underlying crop in this segment does not represent a separate operating segment. Management seeks to maximize the use of the land through the cultivation of one or more type of crops. Types and surface amount of crops cultivated may vary from harvest year to harvest year depending on several factors, some of them out of the Company´s control. Management is focused on the long-term performance of the productive land, and to that extent, the performance is assessed considering the aggregated combination, if any, of crops planted in the land. A single manager is responsible for the management of operating activity of all crops rather than for each individual crop.

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

•The Company’s ‘Corporate’ segment comprises certain other activities of a holding function nature not allocable to the segments

In order to evaluate the economic performance of businesses on a monthly basis, results of operations are based on monthly data that have been adjusted for inflation and converted into the average exchange rate of the U.S. Dollar each month in Argentine subsidiaries. These already converted figures are subsequently not readjusted and reconverted. It should be noted that this translation methodology for evaluating segment information is the same that the company uses to translate results of operation from its other subsidiaries from other countries that have not been designated hyperinflationary economies because it allows for a more accurate analysis of the economic performance of its business as a whole.

The following table presents selected historical financial and operating data solely for the periods indicated below as it is used for our discussion of results of operations.

	Year ended December 31,
	2018	2017	2016	Chg (%) 2018-2017	Chg (%) 2017-2016
Sales	( In thousands of $)
Farming Business	282,301	322,561	272,543	(12.5)%	18,4%
Crops	155,418	197,222	142,124	(21.2)%	38.8%
Soybean(1)	84,217	85,527	63,797	(1.5)%	34.1%
Corn (2)	38,639	86,238	48,502	(55.2)%	77.8%
Wheat (3)	32,706	16,723	18,191	95.6%	(8.1)%
Sunflower	1,598	3,163	7,275	(49.5)%	(56.5)%
Cotton Lint	—	420	1,434	(100.0)%	(70.7)%
Other crops(4)	7,378	5,151	2,925	43.2%	76.1%
Adjustments (5)	(9,120)	—	—	100.0%	N/A
Rice (6)	95,403	86,479	96,562	10.3%	(10.4)%
Dairy	29,710	37,522	32,897	(20.8)%	14.1%
All other segments (7)	1,770	1,338	960	32.3%	39.4%
Sugar, Ethanol and Energy Business	510,938	610,617	596,692	(16.3)%	2.3%
Sugar	128,377	305,688	330,895	(58.0)%	(7.6)%
Ethanol	324,661	241,650	211,451	34.4%	14.3%
Energy	57,797	62,218	53,995	(7.1)%	15.2%
Other (8)	103	1,061	351	(90.3)%	202.3%
Total	793,239	933,178	869,235	(15.0)%	7.4%
Land Transformation (9)	36,227	—	—	100.0%	N/A

	2018/2019	2017/2018	2016/2017	2015/2016
	Harvest	Harvest	Harvest	Harvest	Chg (%) 2017/2018-2016/2017	Chg (%) 2016/2017-2015/2016
Production	Year (10)	Year (10)	Year (10)	Year (10)
Farming Business
Crops (tons)(11)	104,970	533,692	603,578	583,640	(11.6)%	3.4%
Soybean (tons )	N/A	171,392	206,437	237,681	(17)%	(13.1)%
Corn (tons) (2)	N/A	277,955	271,698	248,270	2.3%	9.4%
Wheat (tons) (3)	104,970	78,640	115,173	82,167	(31.7)%	40.2%
Sunflower (tons )	N/A	5,181	10,112	15,521	(48.8)%	(34.8)%
Cotton Lint (tons)	N/A	523	159	—	228.9%	N/A
Rice(12) (tons )	N/A	276,693	234,819	220,758	17.8%	6.4%

	Year ended December 31,
	2018	2017	2016	Chg (%) 2018-2017	Chg (%) 2017-2016
Processed rice(13) (tons)	275,573	241,574	229,905	14.1%	5.1%
Dairy(14) (thousand liters)	101,328	93,168	92,395	8.8%	0.8%
Sugar, Ethanol and Energy Business
Sugar (tons)	344,137	567,068	701,060	(39.3)%	(19.1)%
Ethanol (cubic meters)	675,001	434,015	422,395	55.5%	2.8%
Energy (MWh)	705,539	712,425	751,037	(1.0)%	(5.1)%
Land Transformation Business (hectares traded)	9,300	—	—	N/A	N/A

	2018/2019	2017/2018	2016/2017	2015/2016	Chg (%) 2017/2018-2016/2017	Chg (%) 2016/2017-2015/2016
	Harvest	Harvest	Harvest	Harvest
Planted Area	Year (15)	Year	Year	Year
		(Hectares)
Farming Business(16)
Crops	199,163	195,981	190,326	178,490	3.0%	6.6%
Soybean	75,727	81,269	84,435	88,377	(3.7)%	(4.5)%
Corn (2)	67,907	66,115	54,653	42,657	21.0%	28.1%
Wheat (3)	40,611	36,533	38,009	32,396	(3.9)%	17.3%
Sunflower	3,931	2,869	5,413	9,547	(47.0)%	(43.3)%
Cotton	5,158	3,132	2,640	—	18.6%	—%
Forage	5,828	6,063	5,177	5,514	17.1%	(6.1)%
Rice	40,435	40,289	39,728	37,580	1.4%	5.7%
Total Planted Area	239,598	236,270	230,054	216,070	2.7%	6.5%
Second Harvest Area	41,493	35,948	39,739	32,896	(9.5)%	20.8%
Leased Area	79,932	72,115	64,245	57,595	12.2%	11.5%
Owned Croppable Area (17)	112,345	122,144	120,893	120,065	1.0%	0.7%

	Year ended December 31,
	2018	2017	2016	Chg (%) 2018 - 2017	Chg (%) 2017 - 2016
Sugar, Ethanol and Energy Business
Sugarcane plantation	153,690	143,617	134,591	7.0%	6.7%
Owned land	8,748	8,748	8,748	—%	—%
Leased land	144,942	134,869	125,843	7.5%	7.2%

(1)	Includes soybean, soybean oil and soybean meal.

(2)	Includes sorghum, chia and peanuts.

(3)	Includes barley, rye, oats and chickpea.

(4)	Includes seeds and farming services.
(5) Accumulated adjustment of Hyperinflation accounting translation for our Crops segment sales (See "Hyperinflation in Argentina").

(6)	Sales of processed rice including rough rice purchased from third parties and processed in our own facilities, rice seeds and services.

(7)
All other segments include our cattle business which primarily consists of leasing land to a third party based on the price of beef. See “Item 4. Information on the Company-B. Business Overview-Cattle Business.” in our Form 20-F.

(8) Includes operating leases and other services.
(9) Represents capital gains from the sale of land.
(10) The table reflects the production in respect of harvest years as of December 31.

(11)	Crop production does not include tons of forage produced.

(12)
Expressed in tons of rough rice produced on owned and leased farms. The rough rice we produce, along with additional rough rice we purchase from third parties, is ultimately processed and constitutes the product sold in respect of the rice business.

(13)	Includes rough rice purchased from third parties and processed in our own facilities. Expressed in tons of rough rice (1 ton of processed rice is approximately equivalent to 1.6 tons of rough rice).

(14)	Raw milk produced at our dairy farms.
(15) Represents the planting plan for 2018/2019 campaign. As of December 31, 2018, 82.0% of the planting plan is seeded.

(16)	Includes hectares planted in the second harvest.

(17)	Does not include potential croppable areas being evaluated for transformation and does not include forage area.

Year ended December 31, 2018 as compared to year ended December 31, 2017
The following table sets forth certain financial information with respect to our consolidated results of operations for the years indicated.

	2018	2017	Chg (%) 2018-2017
	(In thousands of $)
Sales of goods and services rendered	793,239	933,178	(15.0)%
Cost of goods sold and services rendered	(609,965)	(766,727)	(20.4)%
Initial recognition and Changes in fair value of biological assets and agricultural produce	16,195	63,220	(74.4)%
Changes in net realizable value of agricultural produce after harvest	(909)	8,852	(110.3)%
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	198,560	238,523	(16.8)%
General and administrative expenses	(56,080)	(57,299)	(2.1)%
Selling expenses	(90,215)	(95,399)	(5.4)%
Other operating income, net	104,232	43,763	138.2%
Profit from Operations Before Financing and Taxation	156,497	129,588	20.8%
Finance income	8,581	11,744	(26.9)%
Finance costs	(271,263)	(131,349)	106.5%
Other financial results - Net gain of inflation effects on the monetary items	81,928	—	100.0%
Financial results, net	(180,754)	(119,605)	51.1%
(Loss) / Profit Before Income Tax	(24,257)	9,983	(343.0)%
Income tax Benefit	1,024	4,992	(83.1)%
(Loss) / Profit for the Year	(23,233)	14,975	(255.1)%

Sales of Goods and Services Rendered

Year ended December 31,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2018	155,418	95,403	29,710	1,770	510,938	793,239
2017	197,222	86,478	37,523	1,336	610,619	933,178

Total sales of goods and service rendered totaled $793.2 million, 15.0% less than in 2017, primarily as a result of:

•
Sales decreased $99.7 million in our Sugar, Ethanol and Energy segment, mainly due to: (i) 23.5% lower prices of sugar, from $371.6 per ton in 2017 to $284.3 per ton in 2018; (ii) a 8.3% decrease in the price of ethanol, from $549.6 per cubic meter in 2017 to $503.8 per cubic meter in 2018; (iii) a 13.2% decrease in the volume of energy sold, from 860.8 MWh in 2017 to 747.2 MWh in 2018; and (iv) a 2.5% decrease in the volume of sugar and ethanol sold, measured in TRS (Total Recoverable Sugar), from 1.60 million tons in 2017 to 1.56 million tons in 2018. The decrease in volume of sugar and ethanol sold was due to inventories build-up, of 48.8 thousand tons measured in TRS during 2018 compared to an inventories sell-off of 36.4 thousand tons measured in TRS in 2017. This was partially offset by a 11.8% increase year-over-year in sugarcane milled, from 10.2 million tons during 2017 to 11.4 million tons in 2018 due to (i) a 2.7% increase in milling per hour from 2,074 tons per hour in 2017 to 2,130 tons per hour in 2018 due to enhancements and investments at industrial level in concordance with the long term plan of the company; (ii) increase in effective milling days from 221 days in 2017, to 231 days in 2018, due to adequate weather conditions; and (iii) a 4.9% increase in sugarcane yields, from 85.1 tons per hectare in 2017 to 89.3 tons per hectare in 2018, that ensured cane availability.

The decrease in volume of energy sold was due to (a) lower third parties energy purchases from 167.0 MWh during 2017 to 72.0 MWh for 2018; (b) a 10.8% decrease in cogeneration efficiency, from 69.6 MWh per ton during 2017, to 62.1 MWh per ton in 2018, which is primarily due to the fact that: (i) energy consumption in Angelica is now higher as a result of the increase in crushing capacity; (ii) during 2018 we adopted a strategy to redirect steam to maximize the production of ethanol, that consumes more energy. This decrease was partially offset by a 7.1% increase in energy prices, from $72.3 per MWh during 2017, to $77.4 per MWh in 2018.

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

The following figure sets forth the variables that determine our Energy sales:
The following table sets forth the breakdown of sales of manufactured products for the years indicated.

	Year ended December 31,			Year ended December 31,			Year ended December 31,
	2018	2017	Chg %	2018	2017	Chg %	2018	2017	Chg %
	(in millions of $)			(in thousand units)			(in dollars per unit)
Ethanol (M3)	324.7	241.7	34.3%	644.4	439.7	46.6%	503.8	549.6	(8.3)%
Sugar (tons)	128.4	305.7	(58.0)%	451.5	822.6	(45.1)%	284.3	371.6	(23.5)%
Energy (MWh)	57.8	62.2	(7.1)%	747.2	860.8	(13.2)%	77.4	72.3	7.1%
Others	0.1	1.1	(90.9)%
TOTAL	510.9	610.6	(16.3)%

•
Sales decreased $41.8 million in our Crops segment mainly driven by: (i) a $9.1 million effect of hyperinflation accounting and translation in 2018 for our Argentine operations (See "Hyperinflation in Argentina"); (ii) a 6.5% decrease in the volume of soybean sold, from 282.5 thousand tons in 2017 to 264.1 thousand tons in 2018; and (iii) a 59.5% decrease in the volume of corn sold, from 599.1 thousand tons in 2017 to 242.5 thousand tons in 2018. The decrease in the volume of soybean and corn sold was mainly driven by lower yields, from 2.7 tons per hectare in 2017 to 2.1 tons per hectare in 2018 for soybean and from 5.4 tons per hectare in 2017 to 4.2 tons per hectare in 2018 for corn. Variation in yields was caused by dry weather conditions during January and March of 2018, which is the critical period for water requirement and development of the crops, affecting mainly north and center regions of Argentina, and Uruguay. This decrease was partially offset by (i) higher sales volumes of wheat, from 103.6 thousand tons in 2017 to 174.5 thousand tons in 2018; (ii) higher prices of soybean, from $302.7 per ton in 2017 to $318.9 per ton in 2018 due to higher proportion of FOB sales; (iii) higher prices of corn, from $143.9 per ton in 2017, to $159.3 per ton in 2018; and (iv) greater selling prices of wheat, from $161.5 per ton in 2017 to $187.4 per ton in 2018.

The following table sets forth the breakdown of sales for the years indicated.

	Year ended December 31,			Year ended December 31,			Year ended December 31,
	2018	2017	% Chg	2018	2017	% Chg	2018	2017	% Chg
	(In millions of $)			(In thousands of tons)			(In $ per ton)
Soybean	84.2	85.5	(1.5)%	264.1	282.5	(6.5)%	318.9	302.7	5.4%
Corn (1)	38.6	86.2	(55.2)%	242.5	599.1	(59.5)%	159.3	143.9	10.7%
Wheat (2)	32.7	16.7	95.8%	174.5	103.6	68.4%	187.4	161.5	16.0%
Others	9.0	8.7	3.4%
Adjustments (3)	(9.1)	—	100.0%
Total	155.4	197.2	(21.2)%

(1)	Includes sorghum, popcorn and peanut.

(2)	Includes barley, rye, oats and chickpea.

(3)	Accumulated adjustment of Hyperinflation accounting translation for our Crops segment sales (See "Hyperinflation in Argentina").

•
Sales decreased $7.8 million in our Dairy segment mainly caused by (i) a $3.5 million effect of hyperinflation accounting and translation in 2018 for our Argentine operations (See "Hyperinflation in Argentina"); (ii) a 20% decrease in fluid milk prices from $0.35 per liter in 2017 to $0.28 per liter in 2018 due to sharp depreciation of the Argentine peso; and (iii) 0.4 thousand tons of powder milk stock build-up during 2018. This decrease was partially offset by (a) higher milk production volumes, from 93.2 million liters in 2017 to 101.3 million liters in 2018 and (b) the $1.8 million derived from electricity sales during 2018 compared to null sales in 2017 as we started to deliver energy from the new bio-digester that transforms effluents from our free stalls into renewal electricity. Higher milk production was due to 8.8% increase in milking cows from 6,967 cows in 2017 to 7,581 cows in 2018, as we finished the construction of our third free stall and started populating it since September 2018.

This was partially offset by:

•
Sales increased $8.9 million in our Rice segment, mainly due to (i) a 29.6% increase in the volume of white rice sold, from 140.5 thousand tons during 2017 to 182.1 thousand tons in 2018; and (ii) a 8.8% increase in the sale of by products, from $17.1 million during 2017 to $18.6 million in 2018. The increase in the volume of white rice sold is mainly due to (a) a 16.9% increase in rice yields, from 5.9 tons per hectare during 2017 to 6.9 tons per hectare in 2018, and (b) a 10.2% increase in industrial efficiency and rice quality, which allowed us to transform 1.77 tons of rough rice into 1 ton of white rice during 2017, and 1.59 tons of rough rice into 1 ton of white rice in 2018. The increase in volumes sold were partially offset by (i) a reduction in average selling prices from $493.8 per ton in 2017 to $447.3 per ton in 2018; and (ii) a $4.6 million effect of hyperinflation accounting and translation in 2018 for our Argentine operations (See "Hyperinflation in Argentina").

The profit of our agricultural produce is recognized under the line items “Initial recognition and changes in fair value of biological assets and agricultural produce” and “Changes in net realizable value of agricultural produce after harvest”. When the agricultural produce is sold to third parties, we do not record any additional profit or loss as the gain or loss has already been recognized.
The profit of our manufactured products is recognized when they are sold. The cost of manufactured products includes, among others, the cost of agricultural produce transferred internally at fair market value (i.e. harvested sugarcane, rough rice, fluid milk, etc).

Cost of Goods Sold and Services Rendered

Year ended December 31,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2018	(156,936)	(74,973)	(28,127)	(1,313)	(348,616)	(609,965)
2017	(196,302)	(71,087)	(36,979)	(853)	(461,506)	(766,727)
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

Cost of manufactured products sold and services rendered totaled $610.0 million, 20.4% less than 2017. This decrease was primarily due to:

•	a $112.9 million decrease in our Sugar, Ethanol and Energy segment, mainly due to: (i) the 2.6% decrease in the volume of sugar and ethanol sold measured in TRS; and (ii) a 22.4% lower unitary cost in dollar terms due to (a) the 10.9% increase in sugarcane milling, which diluted fixed cost per tons; (b) depreciation of the Brazilian Real in 2018 compared to 2017; and (c) a 47.9% decrease in third parties' purchase of sugarcane, which has a higher cost, from 1.2 million tons during 2017 to 0.6 million tons in 2018.

•	a $39.4 million decrease in our Crops segment mainly due to the decrease in Sales of Goods and Services Rendered.

•	a $8.9 million decrease in our Dairy segment mainly due to the decrease in Sales of Goods and Services Rendered.

These figures were partially offset by:

•
a $3.9 million increase in our Rice segment, mainly due to the 29.6% increase in volume sold, partially offset by 18.6% lower unitary costs, from $506.1 per ton in 2017 to $411.8 per ton in 2018, due to higher yields and depreciation of the Argentine Peso, coupled with effect of hyperinflation accounting and translation in 2018 for our Argentine operations (See "Hyperinflation in Argentina").

Initial Recognition and Changes in Fair Value of Biological Assets and Agricultural Produce

Year ended December 31,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2018	28,667	4,125	5,455	(1,199)	(20,853)	16,195
2017	17,158	10,236	11,769	267	23,790	63,220

Initial recognition and changes in fair value of biological assets and agricultural produce totaled $ 16.2 million, 74.4% less than 2017. This decrease was primarily due to:

•
A $44.6 million decrease in our Sugar, Ethanol and Energy segment from a gain of $23.8 million in 2017 (of which $2.9 million were unrealized gains) to a loss of $20.9 million during 2018 (which includes $37.8 million of unrealized losses). This decrease was mainly due to:

- A $40.7 million decrease in the recognition of fair value minus the cost of sell of non-harvested sugarcane, from $2.9 million in 2017 to a loss of $37.8 million in 2018, which was mainly generated by a decrease in projected yields as a result of below average rainfalls during the last quarter of 2018, coupled with a decrease in projected sugar prices.

- A $3.9 million decrease in the recognition at fair value less cost to sell of harvested sugarcane, from $20.9 million in 2017 to $16.9 million during 2018 due to the decrease in sugar prices.

•
a $6.3 million decrease in our Dairy segment    , mainly due to the decrease in the recognition at fair value less cost to sell of fluid milk, from $11.8 million in 2017 (of which $9.9 million were realized) to $5.5 million in 2018 (of which $7.9 million were realized), mainly due to (i) 18.3% lower fluid milk prices; and (ii) a $4.0 million lower cow valuation due to effect of hyperinflation accounting and translation in 2018 for our Argentine operations (See "Hyperinflation in Argentina"). This decrease was partially offset by the 8.8% increase in milking cows from an average of 6,967 heads in 2017, to an average of 7,581 heads in 2018, which are used to populate free-stall #3.

•
a $6.1 million decrease in our Rice segment, from $10.2 million during 2017 (of which $ 4.9 million were realized) to $4.1 million in 2018 (of which $9.1 million were realized), due to (i) a decrease of $4.8 million caused by effect of hyperinflation accounting and translation in 2018 for our Argentine operations (See "Hyperinflation in Argentina"); and (ii) lower recognition at fair value less cost to sell of non-harvested rice, from a gain of $3.7 million in 2017 to a loss of $3.9 million in 2018, mainly explained by normalization of expected yields in comparison with exceptional weather conditions for rice harvest during 2017/2018.

These decreases were partially offset by:

•
A $11.5 million increase in our Crops segment from $17.2 million in 2017 (of which $4.4 million were unrealized) to $28.7 million during 2018 (of which $8.2 million were unrealized). This increase is primarily due to:

- An increase of $23.4 million in the recognition of fair value minus the cost of sell of harvested crops, from $15.2 million in 2017 to $38.6 million in 2018, mainly due to lower production costs in dollar terms, due to the depreciation of the Argentine Peso, partially offset by; (i) a $7.8 million effect of hyperinflation accounting and translation in 2018 for our Argentine operations (See "Hyperinflation in Argentina"); and (ii) lower grain production.

Changes in Net Realizable Value of Agricultural Produce after Harvest

Year ended December 31,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2018	(909)	—	—	—	—	(909)
2017	8,852	—	—	—	—	8,852

Changes in net realizable value of agricultural produce after harvest is mainly composed by: (i) profit or loss from commodity price fluctuations during the period of time the agricultural produce is in inventory, which impacts its fair value; (ii) profit or loss from the valuation of forward contracts related to agricultural produce in inventory; and (iii) profit from direct exports.
Changes in net realizable value of agricultural produce after harvest totaled negative $0.9 million, $9.8 less than 2017. This result is mainly explained by lower gains from the valuation of our agricultural produce held in inventories.
General and Administrative Expenses

Year ended December 31,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
2018	(4,202)	(5,939)	(2,280)	(164)	(25,302)	(18,193)	(56,080)
2017	(2,981)	(4,699)	(1,058)	(174)	(26,806)	(21,581)	(57,299)
Our general and administrative expenses totaled $56.1 million, 2.1% less than 2017. The decrease is mainly explained as a result of the depreciation of the Brazilian Real and the Argentine peso, which was partially offset by the effect of hyperinflation accounting and translation in 2018 for our Argentine operations (See "Hyperinflation in Argentina"), which generated an increase in depreciation expenses for Crops, Rice and Dairy segments.
Selling Expenses

Year ended December 31,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
2018	(5,447)	(14,090)	(942)	(149)	(69,442)	(145)	(90,215)
2017	(7,501)	(13,324)	(711)	(156)	(73,664)	(43)	(95,399)

Selling expenses totaled $90.2 million, 5.4% less than 2017. This decrease is explained by:

•	a $4.2 million decrease in the Sugar, Ethanol and Energy segment, due to the decrease in sales of sugar and ethanol by 2.6% measured in TRS, coupled with depreciation of the Brazilian Real in 2018.

•
a $2.1 million decrease in our Crops segment, due to (i) a 16.6% decrease in total segment sales; (ii) no direct exports realized during 2018, compared to 83.7 thousand tons of corn exported in 2017, which generated $0.7 million fobbing costs; and (iii) by effect of hyperinflation accounting and translation in 2018 for our Argentine operations (See "Hyperinflation in Argentina").

These decreases were partially offset by:

•
$0.8 million increase in our Rice segment, due to a 29.6% increase in white rice sales, partially offset by effect of hyperinflation accounting and translation in 2018 for our Argentine operations (See "Hyperinflation in Argentina").

Other Operating Income, Net

Year ended December 31,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	(In thousands of $)
2018	7,163	217	(997)	13,396	48,357	36,227	(131)	104,232
2017	7,719	724	662	4,279	30,419	—	(40)	43,763

Other operating income increased 138.2%, from $43.8 million in 2017, to $104.2 million during 2018, primarily due to:

•
a $36.2 million increase in our Land Transformation segment due to the sale of the "Rio de Janeiro" and "Conquista" farms, located in Brazil, for a total consideration of $53.0 million for 9,300 croppable hectares.

•	a $17.9 million increase in our Sugar, Ethanol & Energy segment mainly explained by the mark-to-market effect of our sugar hedge positions.

•
a $9.1 million increase in all other segments related to net gains from the fair value adjustment of investment property, composed of farms under lease agreements, coupled with $2.7 million increase by the effect of hyperinflation accounting and translation in 2018 for our Argentine operations (See "Hyperinflation in Argentina").

Financial Results, Net

Our net financial results decreased from a loss of $119.6 million in 2017 to a loss of $180.8 million during 2018. This was mainly due to a 373.3% increase in foreign exchange losses caused by a depreciation in the Argentine Peso, which increased from 17% in 2017 to 102.3% in 2018, and the higher depreciation of the Brazilian Real, which increased from 6% in 2017 to a 17.2% in 2018. Both effects produced foreign exchange losses of $183.2 million in 2018 compared to losses of $38.7 million in 2017. This loss was partially offset by an increase of $81.9 million due to the effect of hyperinflation accounting and translation.

The following table sets forth the breakdown of financial results for the periods indicated.

	Year ended December 31,
	2018	2017
	(In $ thousand)		% Change
Interest income	7,915	11,230	(29.5)%
Interest expense	(51,577)	(52,308)	(1.4)%
Foreign exchange losses, net	(183,195)	(38,708)	373.3%
Cash flow hedge – transfer from equity	(26,693)	(20,758)	28.6%
Loss from interest rate /foreign exchange rate derivative financial instruments	(3,024)	(2,163)	39.8%
Other financial results - Net gain of inflation effects on the monetary items	81,928	—	100.0%
Taxes	(3,136)	(3,705)	(15.4)%
Other Expenses	(2,972)	(13,193)	(77.5)%
Total Financial Results	(180,754)	(119,605)	51.1%

Income Tax benefit / (expense)

Current income tax benefit totaled a gain of $1.0 million in 2018, which equates to a consolidated effective tax rate of 4.2%. For the fiscal year 2017, we registered an income tax gain of $5.0 million. In 2018, we recorded non-taxable income in the amount of $13.0 million, mainly related to a Complementary Law in Brazil, which allows the Company to consider as non-taxable income the Government grant related to the ICMS tax. This effect was partially offset by a loss of $5.8 related to the effects of the application of IAS 29 on Argentina Shareholders' equity. In 2017, the effective tax rate was 50.0% based on non-deductible expenses in Brazil and Uruguay for an amount of 1.4 million.
Loss for the Year

As a result of the foregoing, our net income during 2018 decreased $38.2 million, from a gain of $15.0 million in 2017 to a loss of $23.2 million in 2018.

Year ended December 31, 2017 as compared to year ended December 31, 2016
The following table sets forth certain financial information with respect to our consolidated results of operations for the periods indicated.

	2017	2016	Chg (%) 2017 - 2016
	(In thousands of $)
Sales of goods and services rendered	933,178	869,235	7.4%
Cost of goods sold and services rendered	(766,727)	(678,581)	13.0%
Initial recognition and Changes in fair value of biological assets and agricultural produce	63,220	125,456	(49.6)%
Changes in net realizable value of agricultural produce after harvest	8,852	(5,841)	(251.5)%
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	238,523	310,269	(23.1)%
General and administrative expenses	(57,299)	(50,750)	12.9%
Selling expenses	(95,399)	(80,673)	18.3%
Other operating income, net	43,763	(8,297)	(627.5)%
Profit from Operations Before Financing and Taxation	129,588	170,549	(24.0)%
Finance income	11,744	7,957	47.6%
Finance costs	(131,349)	(165,380)	(20.6)%
Financial results, net	(119,605)	(157,423)	(24.0)%
Profit Before Income Tax	9,983	13,126	(23.9)%
Income tax Benefit / (Expense)	4,992	(9,387)	(153.2)%
Profit for the Year	14,975	3,739	300.5%
Sales of Goods and Services Rendered

Year ended December 31,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2017	197,222	86,478	37,523	1,336	610,619	933,178
2016	142,124	96,562	32,897	960	596,692	869,235

Sales of manufactured products and services rendered increased 7.4%, from $869.2 million in 2016 to $933.2 million in 2017, primarily as a result of:

•	a $55.1 million increase in our Crops segment mainly driven by: (i) a 101.9% increase in the volume of corn sold, from
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

The following table sets forth the breakdown of sales of manufactured products for the years indicated.

	Year ended December 31,			Year ended December 31,			Year ended December 31,
	2017	2016	% Chg	2017	2016	% Chg	2017	2016	% Chg
	(In millions of $)			(In thousands of tons)			(In $ per ton)
Soybean	79.4	63.8	24.5%	282.5	243.8	15.9%	281.1	261.7	7.4%
Corn (1)	86.2	48.5	77.7%	595.1	294.7	101.9%	144.9	164.6	(12.0)%
Wheat (2)	16.7	18.2	(8.2)%	103.6	129.6	(20.1)%	161.5	140.4	15.0%
Others	14.8	11.6	27.6%
Total	197.2	142.1	38.8%

(1)	Includes sorghum, popcorn and peanut.

(2)	Includes barley

•
a $13.9 million increase in our Sugar, Ethanol and Energy segment, mainly due to: (i) a 2.9% increase in the price of ethanol,from $534.1 per cubic meter in 2016 to $549.6 per cubic meter in 2017; (ii) a 37.7% increase in the price of energy, from $52.5 per MWh in 2016 to $72.3 in 2017; and (iii) a 2.3% increase in the volume of sugar and ethanol sold, measured in TRS (Total Recoverable Sugar), from 1.57 million tons in 2016 to 1.60 million tons in 2017. The increase in volume of sugar and ethanol sold was due to an inventories sell-off, of 36.4 thousand tons measured in TRS in 2017 compared to an inventories build-up of 76.1 thousand tons measured in TRS in 2016; partially offset by above average rains during the last quarter of 2017, that generated a 7.9% decrease in the sugarcane milled, from 11.1 million tons in 2016 to 10.2 million tons in 2017, which caused disruptions in harvesting operations. The unfavorable weather during 2017 was partially mitigated by improvements in operational efficiency, with a 3.5% increase in daily milling, from 45.1 thousand tons milled per day to 46.6 thousand tons milled per day. The increase in the volume of sugar and ethanol sold, was partially offset by: (a) a 3.5% decrease in the price of sugar, from $385.1 per ton in 2016 to $371.6 per ton in 2017; and (b)16.3% decrease in the volume of energy sold, from 1.0 million MWh in 2016 to 0.9 million MWh in 2017, caused by the decrease in sugarcane milled.

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

•
a $4.6 million increase in our Dairy segment mainly caused by: (i) a 25.0% increase in fluid milk prices from $0.28 per liter in 2016 to $0.35 per liter in 2017 due to unfavorable weather conditions in Argentina that negatively impacted national production; and (ii) a 6.2% increase in the amount of liters of fluid milk sold, from 87.0 million liters in 2016 to 92.3 million liters in 2017. The increase in the amount of volume sold is attributable to a 1.3% increase in the size of the milking cow herd in order to supply our new free stall 3, from an average of 6,880 heads in 2016 to an average of 6,967 heads in 2017. In our free-stall production system, cows are confined in barns where they are protected from harsh weather conditions (rain, wind, heat, etc.), and as a result, our productivity was not affected by the unfavorable weather conditions.

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

The profit of our agricultural produce is recognized under the line items “Initial recognition and changes in fair value of biological assets and agricultural produce” and “Changes in net realizable value of agricultural produce after harvest”. When the agricultural produce is sold to third parties we do not record any additional profit as the gain or loss had already been recognized.

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
Cost of goods sold and services rendered increased 13.0%, from $678.6 million in 2016 to $766.7 million in 2017. This increase was primarily due to:

•
$41.0 million increase in our Sugar, Ethanol and Energy segment, mainly due to: (i) the 2.3% increase in the volume of sugar and ethanol sold measured in TRS; (ii) a 23.5% increase in third party cane, from 0.9 million tons in 2016 to 1.2 million tons in 2017; (iii) a higher unitary cost in dollar terms due to a 13.3% decrease in sugarcane yields, from 98.2 tons per hectare in 2016 to 85.1 tons per hectare in 2017; (iv) the elimination of the PIS COFINS(tax on ethanol) rebate during 2017, which negatively affected our industrial costs, coupled with a 8.3% increase in the amount of tax to be paid per m3 of ethanol sold ; and (v) the appreciation of the Brazilian Real since the beginning of 2016.

These figures were partially offset by:

•
a $12.5 million decrease in our Rice segment, mainly due to the 10.5% decrease in volume sold; which was partially offset by a 4.9% decrease in the unitary cost in dollar terms due to efficiencies gained during 2017.

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

– a $2.6 million increase in the recognition at fair value less cost to sell of non-harvested sugarcane, from $0.3 million in 2016 to $2.9 million in the same period in 2017, mainly generated by: (i) 6.7% increase in our sugarcane plantation, from 134.6 thousand hectares in 2016 to 143.6 thousand hectares in 2017, in order to achieve our long term plan to increase milling in our cluster by 30%; and (ii) the 7.9% decrease in milling in 2017, as a result of leaving a higher amount of unharvested sugarcane in the fields, which has more time to grow and leads to a higher biological asset value.

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

Changes in net realizable value of agricultural produce after harvest is mainly composed by: (i) profit or loss from commodity price fluctuations during the period of time the agricultural produce is in inventory, which impacts its fair value; (ii) profit or loss from the valuation of forward contracts related to agricultural produce in inventory; and (iii) profit from direct exports. Changes in net realizable value of agricultural produce after harvest increased from a loss of $5.8 million in 2016 to a gain of $8.9 million in 2017. This increase is mainly explained by the increase in soybean prices that impacted positively in the valuation of our inventory, while during 2016 our soybean inventories suffered a negative impact, as soybean prices increased above our forward contracts.
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
Other Operating Income, Net

Year ended December 31,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
2017	7,719	724	662	4,279	30,419	(40)	43,763
2016	(8,787)	402	686	22,546	(8,903)	(192)	5,752

Other operating income increased from a $5.8 million loss in 2016 to a $43.8 million gain in 2017, primarily due to:

•	a $39.3 million increase in our Sugar, Ethanol & Energy segment mainly explained by the mark-to-market effect of our sugar hedge positions;

•	a $16.5 million increase in our Crops segment due to the mark-to-market effect of our soybean and corn hedge positions.
These figures were partially offset by:

•
a $18.3 decrease in our All other segments due to the net gain of $9.7 from the fair value adjustment of investment property, composed of farms under lease agreements and a $8.5 million decrease in all other segments due to the gain proceeding from an arbitration proceeding against Marfrig Argentina claiming unpaid invoices in 2016, respectively.

Other operating income, net of our Rice, Dairy, Land Transformation and Corporate segments remained essentially unchanged.

Financial Results, Net
Our financial results, net improved from a loss of $157.4 million in 2016 to a loss of $119.6 million in 2017. This was mainly due to the $20.8 million loss that was reclassified from Equity to the “Financial Result, net” line item 2017, in comparison with the $85.2 million loss that was reclassified in 2016, as a substantial portion of our debt matured in 2016 (see “Hedge Accounting-Cash Flow Hedge” described on Note 2 to our Consolidated Financial Statements). This was partially offset by: (i) an increase in our FX losses, from a loss of $19.0 million in 2016 to a loss of $ 38.7 million in 2017, due to the 17% and 6% depreciation of the Argentine Peso and the Brazilian Real, respectively in 2017, compared to the 14% depreciation of the Argentine Peso and the 19% appreciation of the Brazilian Real in 2016; and (ii) the accrue of prepayment related expenses that correspond to existing loans in Brazil, $10.8 million, as the proceeds from our bond issuance were used to repay existing debt of our Brazilian subsidiaries.

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

Income Tax (expense) / benefit

For the year ended December 31, 2017, we recognized a consolidated income tax gain of $5.0 million on gain before income taxes of $10.0 million. For the year ended December 31, 2016 we recognized a consolidated income tax expense of $12.9 million ongain before income taxes of $27.2 million. In 2017 the benefit was mainly explained by (1) the recognition of previously unrecognized tax losses now recouped for an amount of $7.6 million in Luxembourg, due to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered; (2) non-taxable income in Brazil, which resulted in non recognition of $2.4 million of income tax and (3) a gain of $1.7 million related to the changes of the statutory income tax rate in Argentina (described on Note 2 to our Consolidated Financial Statements). These effects were partially offset by non-deductible expenses in Brazil and unused tax losses recognized in our operations in Argentina for $2.3 million due to a worsened projections derived for lower expected commodities prices. The effective tax rates were 47.5% for the year ended December 31, 2016 due to non-deductible expenses, mainly related to losses from derivatives in Uruguay ($4.1 million).

Profit / (Loss) for the Year

As a result of the foregoing, our net result for the year increased from $14.3 million in 2016 to $15.0 million in 2017.
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

Years ended December 31, 2018, 2017 and 2016
The table below reflects our statements of Cash Flow for the fiscal years ended December 31, 2018, 2017 and 2016.

	Year ended December 31,
	2018	2017	2016 (*)
	(in thousands of $)
Cash and cash equivalents at the beginning of the year	269,195	158,568	198,894
Effect of exchange rate changes and inflation on cash and cash equivalents (d)	(18,297)	(8,337)	7,969
Net cash generated from operating activities (a)	218,513	237,105	255,401
Net cash used in investing activities (b)	(174,922)	(188,335)	(122,014)
Net cash used / generated from financing activities (c)	(20,854)	70,194	(181,682)
Cash and cash equivalents at the end of the year	273,635	269,195	158,568
(*) Prior periods have been adjusted to reflect the Company's change in accounting policy for Investment properties.

(a) For the year 2018 it includes 7,598 of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries.
(b) For the year 2018 it includes 4,122 of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries.
(c) For the year 2018 it includes (8,231) of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries.
(d) For the year 2018 it include (3,489) of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries.

Operating Activities
Year ended December 31, 2018
For the year ended December 31, 2018, net cash generated by operating activities was $218.5 million . During this year, we generated a net loss of $23.2 million that included non-cash charges relating primarily to depreciation and amortization of $154.3 million, interest and other financial expenses, net of $44.3 million, $36.2 million gain from the sale of farmland and other assets, $13.4 million net gain from the fair value adjustment of investment properties, $51.5 million gain from derivative financial instruments and forwards, $30.3 million gain from the unrealized portion of “Initial recognition and changes in fair value of biological assets”, $183.2 million foreign exchanges losses, $26.7 million loss as a result of the reclassification from Equity to Financial results, net in connection with the cash flow hedge accounting, and $81.9 million net gain of inflation effects on the monetary items.
In addition, other changes in operating asset and liability balances resulted in a net decrease in cash of $18.7 million, primarily due to an increase trade and other receivables. During 2018 income tax paid totaled $1.9 million.
The net cash generated by operating activities in 2018 includes $7.6 million of the positive combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries. (See “Item 5. Operating and Financial Review and Prospects-A. Operating Results- Critical Accounting Policies and Estimates”).
Year ended December 31, 2017
For the year ended December 31, 2017, net cash generated by operating activities was $237.1 million . During this year, we generated a net income of $15.0 million that included non-cash charges relating primarily to depreciation and amortization of $151.0 million, interest and other financial expenses, net of $53.4 million, $38.7 million gain from derivative financial instruments and forwards, $14.6 million gain from the unrealized portion of “Initial recognition and changes in fair value of biological assets”, $38.7 million foreign exchanges losses, and $20.8 million loss as a result of the reclassification from Equity to Financial Results, net in connection with the cash flow hedge accounting.
In addition, other changes in operating asset and liability balances resulted in a net decrease in cash of $18.7 million, primarily due to an increase the cash collected for the derivative positions. During 2017 income tax paid totaled $2.9 million.

Year ended December 31, 2016
For the year ended December 31, 2016, net cash generated by operating activities was $255.4 million. During this year, we generated a net income of $14.3 million that included non-cash charges relating primarily to depreciation and amortization of $127.5 million, income tax expense of $12.9 million, $14.0 million net gain from the fair value adjustment of investment properties, interest and other financial expenses, net of $44.7 million, $21.7 million loss from derivative financial instruments and forwards, $9.8 million gain from the unrealized portion of “Initial recognition and changes in fair value of biological assets”, $19.1 million foreign exchanges losses, and $85.2 million loss as a result of the reclassification from Equity to Financial Results, net in connection with the cash flow hedge accounting.
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
Investing Activities
Year ended December 31, 2018
Net cash used in investing activities totaled $174.9 million in the year ended December 31, 2018, primarily due to $92.7 million related to the renewal and expansion of our sugarcane plantation; $114.4 million related to purchase of agricultural and industrial equipment. Net inflows from investments activities were related to proceeds from the sale of farmland and other assets for $31.5 million and interest income of $7.9 million.
Net cash used in investing activities includes $4.1 million of the positive combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries.
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
Financing Activities
Year ended December 31, 2018
Net cash used in financing activities was $20.9 million in the year ended December 31, 2018, primarily derived from the incurrence in Argentina of new long term loan by Rabobank for $50 million and from the incurrence of short term loan of $318.1 million for our working capital expenditures. All these effects were partially offset by payments of long and short term borrowings for $124.3 million and $190.6 million, respectively. During this period Interest paid net totaled $50.0 million and re-purchase of our own shares totaled $15.7 million.
Net cash used in financing activities includes $8.2 million of the negative combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries.
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

Year ended December 31, 2016
Net cash used in financing activities was $181.7 million in the year ended December 31, 2016 primarily derived from net payment of borrowings in the amounts of $125.2 million. During this period, interest paid totaled $48.4 million and re-purchases of our own shares totaled $4.8 million.
Cash and Cash Equivalents
Historically since our cash flows from operations were insufficient to fund our working capital needs and investment plans, we funded our operations with proceeds from short-term and long-term indebtedness and capital contributions from existing and new private investors. In 2011, we raised $421.8 million from an Initial Public Offering (“IPO”) and simultaneous private placement. As of December 31, 2018, our cash and cash equivalents amounted to $273.6 million.
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
Indebtedness and Financial Instruments
The table below illustrates the maturity of our indebtedness (excluding obligations under finance leases) and our exposure to fixed and variable interest rates:

	As of December 31,
	2018	2017
Fixed rate:
Less than 1 year(l)	105,708	132,998
Between 1 and 2 years	16,287	35,762
Between 2 and 3 years	25,704	20,097
Between 3 and 4 years	43,507	20,130
Between 4 and 5 years	26,415	16,310
More than 5 years	505,456	495,754
Total fixed rate:	723,077	721,051
Variable rate:
Less than 1 year(l)	37,724	21,833
Between 1 and 2 years	17,278	22,871
Between 2 and 3 years	29,861	17,945
Between 3 and 4 years	22,886	18,215
Between 4 and 5 years	18,251	11,164
More than 5 years	12,444	4,774
Total variable rate:	138,444	96,802
Total:	861,521	817,853
________________________________________________________________________________________________

(1)	The Company plans to partially rollover its short term debt using new available lines of credit, or on using operating cash flow to cancel such debt.

Borrowings incurred by the Company’s subsidiaries in Brazil are repayable at various dates between January 2019 and September 2024 and bear either fixed interest rates ranging from 2.5% to 7.95% per annum or variable rates based on LIBOR or other specific base-rates plus spreads ranging from 6.89% to 12.03% per annum. At December 31, 2018 LIBOR (six months) was 2.88% (2017: 1.84%).

Borrowings incurred by the Company´s subsidiaries in Argentina are repayable at various dates between January 2019 and June 2024 and bear either fixed interest rates ranging from 4.50% and 7.00% per annum for those borrowings denominated in U.S. Dollar, and a fixed interest rate at 62.00% per annum for those borrowings denominated in Argentine pesos.

Brazilian Subsidiaries
The main loans of the Company’s Brazilian Subsidiaries identified below are:

Bank	Grant date	Nominal amount		Capital outstanding as of December 31				Maturity date	Annual interest rate
				2018			2017
		(In millions)		Millions of Reais		Millions of equivalent Dollars	Millions of equivalent Dollars
Banco Do Brasil (1)	October 2012	R$	130.0	R$	72.7	18.8	27.6	November 2022	2.94% minus 15% of performance bonus
Itau BBA FINAME Loan (2)	December 2012	R$	45.9	R$	12.1	3.1	7.6	December 2022	2.50%
Banco do Brasil / Itaú BBA Finem Loan (3)	September 2013	R$	273.0	R$	147.1	38.0	53.4	January 2023	6.83%
BNDES Finem Loan (4)	November 2013	R$	215.0	R$	110.8	28.6	41.4	January 2023	3.75%
Tokyo-Mitsubishi (5)	August 2016	US$	30.0		—	8.6	30.0	August 2019	6.35%
ING Bank N.V. (6)	October 2018	US$	75.0		-	75.0	—	October 2023	6.33%

(1)	Collateralized by (i) a first degree mortgage of the Carmen (Santa Agua) farm; (ii) a first degree mortgage of the Sapálio farm; and (iii) liens over the Ivinhema mill and equipment.

(2)	Collateralized by (i) a first degree mortgage of the Carmen (Santa Agua) farm; (ii) a first degree mortgage of the Sapálio farm; and (iii) liens over the Ivinhema mill and equipment.

(3)
Collateralized by (i) a first degree mortgage of the Carmen (Santa Agua) farm; (ii) a first degree mortgage of the Sapálio farm; (iii) liens over the Ivinhema mill and equipment; and (iv) long term power purchase agreements (PPA).

(4)	Collateralized by (i) liens over the Ivinhema mill and equipment; and (ii) power sales contracts.

(5)	Collateralized by sales contracts.

(6)	Collateralized by sales contracts.
Argentinian Subsidiaries
The principal loan of Adeco Agropecuaria S.A. and Pilaga S.A., our Argentinian Subsidiaries is:

Bank	Grant date	Nominal amount	Capital outstanding as of December 31		Maturity date	Annual interest rate
			2018	2017
		(In millions)	(In millions)	(In millions)
IFC Tranche A (1)	Dec-16	US$25.00	US$22.70	US$24.67	Sep-21	4.3% per annum
IFC Tranche B (1)	Dec-16	US$25.00	US$21.40	US$24.93	Sep-23	4% plus LIBOR
Rabobank (2)	Jun-18	US$50.00	US$50.00	—	Jun-24	3% plus LIBOR

(1) Collateralized by a US$ 113 million mortgage over Carmen farm, which is property of Adeco Agropecuaria S.A.

(2) Collateralized by the pledge of the shares of Dinaluca S.A., Compañía Agroforestal S.M.S.A. y Bañado del Salado S.A.
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
During 2018 and 2017 the Company was in compliance with all financial covenants.

Short-term Debt.
As of December 31, 2018, our short term debt totaled $143.4 million.
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
F.TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The following table summarizes our significant contractual obligations and commitments as of December 31, 2018:

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 Years	Total
	(in millions of $)
Borrowings (1)	190.7	74.5	286.6	636.8	1,188.6
Leases and agricultural partnership	30.0	23.0	56.0	50.0	159.0
Total	220.7	97.5	342.6	686.8	1,347.6
(1)       Includes interest

G.SAFE HARBOR
See section entitled “Forward-Looking Statements” appearing on page iv in this annual report.
Item 6.    Directors, Senior Management and Employees
.DIRECTORS AND SENIOR MANAGEMENT
Board of Directors
The following table sets forth information for our directors as of the date of this annual report:

Name	Position (*)	Date of appointment	Age	Year term expires
Plínio Musetti	Chairman	2017	64	2020
Mariano Bosch	Director /CEO	2017	48	2020
Alan Leland Boyce	Director	2016	58	2019
Andrés Velasco Brañes	Director	2016	57	2019
Daniel González	Director	2017	48	2020
Guillaume Van der Linden	Director	2018	58	2021
Mark Schachter	Director	2018	38	2021
Ivo Andrés Sarjanovic	Director	2018	53	2021
Alejandra Smith	Director	2019		2022
Plínio Musetti, Alan Leland Boyce, Guillaume van der Linden, Mark Schachter, Andrés Velasco Brañes, Daniel González , Ivo Andrés Sarjanovic and Alejandra Smith qualify as independent directors in accordance with NYSE standards.
A description of the main tasks currently performed by each director as well as a description of each director’s employment history and education follows:
Plínio Musetti. Mr. Musetti has been a member of the Company’s board of directors since 2011 and an observer since 2010. Mr. Musetti is a Managing Partner of Janos Holding responsible for long term equity investments for Family offices in Brazil, following his role as Partner of Pragma Gestão de Patrimonio, since June 2010. From 2008 to 2009, Mr. Musetti served as the Chief Executive Officer of Satipel Industrial S.A., leading the company’s initial public offering process and aiding its expansion plan and merger with Duratex S.A. From 1992 to 2002, Mr. Musetti served as the Chief Executive Officer of Elevadores Atlas, during which time he led the company’s operational restructuring, initial public offering process and the sale to the Schindler Group. From 2002 to 2008, Mr. Musetti served as a partner at JP Morgan Partners and Chief Executive Officer of Vitopel S.A. (JP Morgan Partners’ portfolio company) where he led its private equity investments in Latin America. Mr. Musetti has also served as a Director of Diagnósticos de America S.A. from 2002 to 2009. In addition, Mr. Musetti is currently serving as a Board member of Raia Drogasil S.A. Mr. Musetti graduated in Civil Engineering and Business Administration from Mackenzie University and attended the Program for Management Development at Harvard Business School in 1989. Mr. Musetti is a Brazilian citizen.
Mariano Bosch. Mr. Bosch is a co-founder of Adecoagro and has been the Chief Executive Officer and a member of the Company’s board of directors since inception (2002). From 1995 to 2002, Mr. Bosch served as the founder and Chief Executive Officer of BLS Agribusiness, an agricultural consulting, technical management and administration company. Mr. Bosch has over 22 years of experience in agribusiness development. He is involved in business organizations such as IDEA, YPO, AACREA, FPC and AAPRESID. He graduated with a degree in Agricultural Engineering from the University of Buenos Aires. In 2018, he received a Konex award.
Alan Leland Boyce. Mr. Boyce is a co-founder of Adecoagro and has been a member of the Company’s board of directors since 2002 and has been Chairman of the Risk and Commercial Committee since 2011. Mr. Boyce is co-founder and Chairman of Materra LLC, a California based owner and operator of 15,000 acres of farmland where it grows pistachios, dates, citrus and organic vegetables. Since 1985, Mr. Boyce has served as the Chief Financial Officer of Boyce Land Co. Inc., a farmland management company that runs 10 farmland limited partnerships in the United States. Mr. Boyce is co-founder and CEO of Westlands Solar Farms, the only farmer-owned utility scale solarPV developer in California and recently co-founded Prairie Harvest, which is developing hemp processing technologies to efficiently separate CBD in the field. Mr. Boyce formerly served as the director of special situations at Soros Fund Management from 1999 to 2007, where he managed an asset portfolio of the Quantum Fund and had principal operational responsibilities for the fund’s investments in South America. Mr. Boyce also served as managing director at the Community Reinvestment Act at Bankers Trust from 1986 to 1999 where he was in charge of fixed-income arbitrage proprietary trading, the bank’s mortgage portfolio and compliance. In addition, Mr Boyce was senior managing director for investment strategy at Countrywide Financial from 2007 to 2008, and worked at the U.S. Federal Reserve Board from 1982 to 1984. He graduated with a degree in Economics from Pomona College, and has a Masters in Business Administration from Stanford University. Mr. Boyce is an American citizen.
 Andres Velasco Brañes. Mr. Velasco has been a member of the Company’s board of directors since 2011. Mr. Velasco was the Minister of Finance of Chile between March 2006 and March 2010, and was also the president of the Latin American and Caribbean Economic Association from 2005 to 2007. Prior to entering the government sector, Mr. Velasco was Sumitomo-FASID Professor of Development and International Finance at Harvard University’s John F. Kennedy School of Government, an appointment he had held since 2000. From 1993 to 2000, he was Assistant and then Associate Professor of Economics and the director of the Center for Latin American and Caribbean Studies at New York University. During 1988 to 1989, he was Assistant Professor at Columbia University. Currently Mr. Velasco serves as Adjunct Professor of Public Policy at Harvard University, and a Tinker Visiting Professor at Columbia University. He also performs consulting services on various economic matters rendering economic advice to an array of clients, including certain of our shareholders. Mr. Velasco has been appointed Dean of New School of Public Policy at London School of Economics. Mr. Velasco holds a Ph.D. in economics from Columbia University and was a postdoctoral fellow in political economy at Harvard University and the Massachusetts Institute of Technology. He received a B.A. in economics and philosophy and an M.A. in international relations from Yale University. Mr. Velasco is a Chilean citizen.
Daniel C. Gonzalez. Mr. Gonzalez has been a member of the Company’s board of directions since April 16, 2014. Mr. Gonzalez holds a degree in Business Administration from the Argentine Catholic University. He served for 14 years in the investment bank Merrill Lynch & Co in Buenos Aires and New York, holding the positions of Head of Mergers and Acquisitions for Latin America and President for the Southern Cone (Argentina, Chile, Peru and Uruguay), among others. While at Merrill Lynch, Mr. Gonzalez played a leading role in several of the most important investment banking transactions in the region and was an active member of the firm’s global fairness opinion committee. He remained as a consultant to Bank of America Merrill Lynch after his departure from the bank. Previously, he was Head of Financial Planning and Investor Relations in Transportadora de Gas del Sur SA. Mr. Gonzalez is currently the Chief Executive Officer of YPF Sociedad Anónima, where he is also a member of its Board of Directors. Mr Gonzalez is also a member of the Board of Directors of Hidroeléctrica Piedra del Aguila S.A. Mr. González is an Argentine citizen.
Guillaume van der Linden Mr. van der Linden has been a member of the Company’s board of directors since 2009. Since 2007, Mr. van der Linden has been Senior Investment Manager at PGGM Vermogensbeheer B.V., responsible for investments in emerging markets credit. From 1993 to 2007, Mr. van der Linden worked for ING Bank in various roles, including in risk management and derivatives trading. From 1988 to 1993, Mr. van der Linden was employed as a management consultant for KPMG and from 1985 to 1988 as a corporate finance analyst for Bank Mees & Hope. Mr. van der Linden graduated with Masters degrees in Economics from Erasmus University Rotterdam and Business Administration from the University of Rochester. Mr. van der Linden is a Dutch citizen.
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
Alejandra Smith. Ms. Smith is the founder of Edge Consultants, a management consulting firm, which helps its clients grow their businesses´ market share profitability, by leveraging strategic and operational expertise. Ms. Smith began her career in Procter & Gamble in 1983, where she acted as Director of the Health & Beauty Business Unit. She held posts in Mexico, Canada and throughout Latin America, where her team consistently drove company expansion into more profitable mass categories. In 1994 Ms. Smith joined PepsiCo, initially co-leading the beverages Go to Market technological transformation in the USA. She was later appointed to the team in charge of the M&A of bottlers in Mexico, the largest international division, where she also established a profitable bottled water category. Subsequently, Ms. Smith transferred to the company's Snacks & Food Division to work in the Latin America and Asia Pacific regions as Commercial SVP and Quaker CEO, . Ms. Smith worked for two multinational Fortune 100 Companies across the Americas and Asia Pacific. Ms. Smith concurrently serves as an independent member of the board of directors of BEPENSA (where she serves as president of the Compensation and Evaluation Committee), Zurich, City Express and Corona. Ms. Smith is fully bicultural and bilingual, holds degrees in Business Administration & Economics from the Instituto Tecnológico Autónomo de Mexico ( ITAM ). Ms. Smith is a Mexican citizen.

Executive Officers
The following table shows certain information with respect to our senior management as of the date of this annual report:

Name	Position	Year Designated	Age
Mariano Bosch	Chief Executive Officer & Co-founder	2002	48
Carlos A. Boero Hughes	Chief Financial Officer	2008	52
Emilio F. Gnecco	Chief Legal Officer	2005	42
Walter Marcelo Sanchez	Chief Commercial Officer & Co-founder	2002	56
Renato Junqueira Santos Pereira	Director of Sugar and Ethanol Operations	2014	41
Mario José Ramón Imbrosciano	Director of Business Development	2003	48
Leonardo Berridi	Country Manager for Brazil	2004	58
Ezequiel Garbers	Country Manager for ARG/URU & Co-founder	2004	51
Pilar Lacoste	Director of Consumer Products	2019	40
Mariano Bosch. See “—Board of Directors.”
Carlos A. Boero Hughes. Mr. Boero Hughes is our Chief Financial Officer, covering the company’s operations in Argentina, Brazil and Uruguay, and a member of Adecoagro’s Senior Management since 2008. He began working at Adecoagro in August 2008 overseeing our finance and administrative departments. Mr. Boero Hughes has over 20 years of experience in agricultural business and financial markets. Mr Boero Hughes is also a member of the Board of Directors of Loma Negra C.I.A.S.A. Prior to joining us, he was Chief Financial Officer for South America and Co-Chief Executive Officer for Noble Group LTD operations in Argentina, Uruguay and Paraguay from October 2006 to July 2008. From 2003 to 2006, he worked at Noble Group LTD as Financial Director for Argentina and Structure Finance Manager for South America. He worked at Citibank N.A. from 1997 to 2003 as Relationship and Product Manager, focused in the agribusiness industry, and at Banco Privado de Inversiones S.A. as Relationship Manager. He also worked for six years at Carlos Romano Boero S.A.I.C., a flour and dairy cow feed mill family company, as Commercial Manager, Local Grain Elevator and Nursery Manager and finally as General Manager. Mr. Boero Hughes holds a degree in Business Administration from the University of Buenos Aires and a Masters in Business Administration from the Argentine Catholic University. He also graduated from INSEAD’s Executive Program in 2007.
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
Mario José Ramón Imbrosciano. Mr. Imbrosciano is the head of our Business Development Department for all operations in Argentina, Brazil and Uruguay where he oversees all new business initiatives, and a member of Adecoagro’s Senior Management since 2003. He has over 27 years of experience in farm management and agriculture production. Prior to joining Adecoagro, Mr. Imbrosciano was the Chief Operating Officer of Beraza Hnos. S.C., a farming company that owns farms in the humid pampas region of Argentina. He was in charge of production, commercialization and logistics for a 60,000 hectare operation. Mr. Imbrosciano has also worked as a private consultant for various clients. Mr. Imbrosciano received a degree in Agricultural Production Engineering from the Argentine Catholic University and holds a Masters in Business Administration from the Instituto de Altos Estudios of the Universidad Austral.
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

Pilar Lacoste. Ms. Lacoste is the Director of Consumer Products and is responsible for the business and brand development in Argentina’s retail unit. She has over 19 years of experience in leading consumer goods companies. Prior to joining Adecoagro in March 2019, she was a Sales Development Director at Danone Dairy Argentina. Ms. Lacoste also held various positions in sales, route to market and strategic planning for Danone’s Dairy and Waters divisions, from August 2009 through February 2019. In addition, Ms. Lacoste held other positions in the commercial planning department for 9 years in Anheuser-Busch InBev. Ms. Lacoste holds a Master in Business Administration and an Executive MBA from the IAE Business School and a Business Administration degree from the University of San Andres.
Our managers supervise our day-to-day transactions so as to ensure that all of our general strategic objectives are carried out, and they report to our board of directors.

B.COMPENSATION
Compensation of Directors and Executive Officers
The compensation of the Company’s directors is approved annually at the ordinary general shareholders’ meeting. For 2018, the aggregate compensation earned by our directors amounted to a grant of up to a total of 49,455 restricted stock units and $550 thousand in cash. These figures do not include Mr. Mariano Bosch’s and Mr. Walter Marcelo Sanchez´s compensation in cash nor in restricted units, which they both declined. For year 2019, the aggregate compensation approved to be earned by our directors amounted to a grant of up to a total of 55,552 restricted stock shares and $500 thousand in cash. These figures do not include Mr. Mariano Bosch’s compensation in cash nor in restricted units, which he declined.
The aggregate compensation package of our executive officers for year 2018 amounted to $1,712,868 in cash and 343,498 restricted shares granted to our senior management. These grants were made under the Adecoagro Amended and Restated Restricted Share and Restricted Stock Unit Plan, as amended. See “—E. Share Ownership—Share Options and Restricted Share and Restricted Stock Unit Plan.”Annual cash bonuses are designed to incentivize our named executive officers at a variable level of compensation based on the Company’s financial and operating performance and each executive’s individual performance. Annual executive cash bonuses and stock unit awards are impacted by seniority and individual executive performance. 80% of variable performance is related to achievement of financial targets consisting of Adjusted EBITDA, Net Income, Adjusted Net Cash Flow from Operations, Cash Earnings and Return on Invested Capital. The remaining 20% is based on the achievement of individual objectives and by evaluating each executive’s level of proficiency in the following competencies: general characteristics, teamwork, professional competencies, environmental and social commitment, problem solving and thinking skills and managerial skills. In the past, actual bonus amounts have been determined shortly after fiscal year end. Our Chief Executive Officer presents the final calculation of the annual cash bonuses for our named executives to the Compensation Committee of the board of directors. The Compensation Committee then reviews actual Company and individual performance, and determines the amount payable consistent with the attainment of such individual’s performance based on the above criteria.
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
As of the date of this annual report, the chairman of the board of directors is Mr. Plínio Musetti. The board of directors has the following four committees: Audit Committee, Compensation Committee, Risk and Commercial Committee and Strategy Committee. On May 13, 2011, the former Risk and Strategy Committee split into the current Risk and Commercial Committee and the Strategy Committee.

Audit Committee
The Company’s articles of incorporation provide that the board of directors may set up an audit committee. The board of directors has set up an Audit Committee composed by independent directors and has appointed, pursuant to board resolutions dated May 10, 2018, Mr. Mark Schachter (Chairman), Mr. Ivo Andrés Sarjanovic and Mr. Andrés Velasco Brañes, as members of its audit committee.
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
Compensation Committee
The Company has a Compensation Committee that reviews and approves the compensation and benefits of the executive officers and other key employees, and makes recommendations to the board of directors regarding principles for compensation, performance evaluation, and retention strategies. It is responsible for administering our share option plans and our restricted share and restricted stock unit plan for executive officers and other key employees. See “—E. Share Ownership—Share Options and Restricted Share and Restricted Stock Unit Plan.” The committee has the discretion to interpret and amend the Plan, and delegate to the Chief Executive Officer the right to award equity-based compensation to executive officers and other key employees. The committee meets at least once a year and as needed on the initiative of the Chief Executive Officer or at the request of one of its members. The members of the Compensation Committee, appointed pursuant to board resolutions dated May 10, 2018, are Mr. Guillaume van der Linden (Chairman),Mr. Daniel González, Mr. Plínio Musetti and Mr. Andrés Velasco Brañes.
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
The committee meets at least four times a year and as often as deemed necessary or appropriate in its judgment. The members of the Risk and Commercial Committee appointed by the board meeting held on May 10, 2018 are Mr. Alan Leland Boyce (Chairman), Mr. Andrés Velasco Brañes and Mr. Ivo Andrés Sarjanovic.
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
The committee meets at least four times a year and as often as deemed necessary or appropriate in its judgment. The members of Strategy Committee appointed by the board meetings held on May 10, 2018 are Mr. Plínio Musetti (Chairman), Mr. Guillaume van der Linden, and Mr. Daniel Gonzalez.

D.EMPLOYEES
Employees
On December 31, 2018, we had 7,743 employees, of whom 93% were unionized. Approximately 4% of our workforce is comprised of temporary workers. We comply with all labor laws. Historically, we have had a positive relationship with the trade unions.
The following table sets forth our number of employees by each of our business segments:

	As of December 31,
	2018	2017	2016
Farming and Land Transformation	1,188	1,136	1,137
Sugar, Ethanol and Energy	5,770	5,859	6,428
Administrative	785	795	761
Total	7,743	7,790	8,326
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
The number of ordinary shares reserved and available for issuance under the 2004 Plan and the 2007/2008 Plan are 1,634,220 and 142,019, respectively. Shares subject to awards that become forfeited, cancelled, expired, withheld upon exercise, reacquired by the Company prior to vesting or otherwise terminated will again be available for future awards under the Option Plans.
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
Granted Options
Under the 2004 Plan, options to purchase 2,402,228 ordinary shares were granted and the weighted average exercise price of all granted options was $6.67. Under the 2007/2008 Plan, as of the same date, options to purchase 2,228,166 ordinary shares were granted, and the weighted average exercise price of all granted options was $13.07.
Outstanding options under the 2004 Plan vested in three equal installments on the first three anniversaries of the date of grant, and options under the 2007/2008 Plan generally vest in four equal installments on the first four anniversaries of the date of grant. Vesting under each of the Option Plans is generally subject to the participant’s continued service as of each applicable vesting date, and all options terminate 10 years from the date of grant. No further option under both plans will be granted.

Adecoagro S.A. Amended and Restated Restricted Share and Restricted Stock Unit Plan
On November 11, 2011, the Board of Directors of the Company approved the amendment and restatement of the Adecoagro S.A. Restricted Share Plan, now known as the Amended and Restated Restricted Share and Restricted Stock Unit Plan (as amended from time to time, the “Plan).
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
On March 13, 2018 and March 12, 2019, the Plan was once again amended by the Board of Directors to increase the number of common shares available for issuance with respect to which awards may be made by an aggregate 1,264,189 common shares. Currently, the maximum number of common shares with respect to which awards may be made under the Plan is equal to 4,728,930 common shares inclusive of such Shares that are subject to outstanding grants of Awards. To the extent any award under the Plan is canceled, expired, forfeited, surrendered settled in cash, or otherwise terminated without delivery of shares the shares retained by or returned to the Company will again be available for future awards under the Plan. The shares available for issuance as well as outstanding awards under the Plan are subject to adjustment in the event of a reorganization, stock split, merger or similar change. Under the Plan, as of the date of this annual report, 3,188,536 ordinary shares had been issued to directors, senior management and employees.
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
Share Options and Restricted Shares
The total number of ordinary and restricted shares to be issued upon exercise of the options to directors and executive officers as a group under our Option Plans is 1,530,200 in the aggregate. The range of exercise prices per ordinary shares under our 2004 Plan is $5.83 to $8.62 (1,492,890 options). The range of exercise prices per ordinary shares under our 2007 Plan is $12.82 to $13.40 (37,310 options). Upon the exercise of all options no single beneficiary would own more than 1% of total outstanding shares.
The total number of restricted stock units to be issued under the Plan to directors and executive officers as a group is 302,770 in the aggregate. Upon receipt of shares under the Plan no single beneficiary would own more than 1% of total outstanding shares.

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

	Number	Percent
Principal Shareholders:
Al Gharrafa Investment Company (1)	15,983,265	13.7%
Stichting Pensioenfonds Zorg en Welzijn (2)	15,381,385	13.3%
Route One Investment LP (3)	10,310,134	8.9%
EMS Capital LP (4)	10,073,000	8.6%
Brandes Investment Partners LP (5)	8,138,682	7.0%
Jennison Associates, LLC (6)	6,115,520	5.3%
Directors and Executive Officers as a Group*	4,917,980	4.2%
________________________________________________________________________________________________
* No single beneficially owns more than 1% based on the total number of outstanding shares.

(1)	The address of Al Gharrafa Investment Company is C/O Intertrust Corporate Services (Cayman) Limited, 190 Elgin Street, George Town, Grand Cayman, KY1-9005, Cayman Islands.

(2)	The address of Stichting Pensioenfonds Zorg en Welzijn is P.O. BOX 4001 NL-3700 KA Zeist The Netherlands.

(3)	The address of Route One Investment LP is 1 Letterman Drive, Building D, Suite 200, San Francisco, CA 94129, United States.

(4)	The address of EMS Capital LP is 767 Fifth Avenue 46th floor, New York, NY 10153.

(5)	The address of Brandes Investment Partners LP is 11988 El Camino Real, Suite 600, PO Box 919048, San Diego, CA 92130-9048, United States.

(6)	The address of Jennison Associates LLC is 466 Lexington Avenue, New York, NY 10017.

As of April 25, 2018, 93,874,817 shares, representing 42.7% of our outstanding common shares were held by United States record holders.
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
Agriculture Partnership Agreements
Some of our agriculture partnership agreements are entered into with certain minority shareholders of the Company, for a total of 9,946.7 hectares. For the years ended December 31, 2018, 2017 and 2016, we recorded other net amount (payables) or receivables for payments in advance amounting to $(0.2) million, $(0.4) million and $(0.7) million, respectively, and recognized expenses amounting to $2.3 million, $3.3 million and $2.9 million, respectively, in connection with these agreements.

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
Advisory Service Agreement
On April 18, 2018 the Company, executed an Advisory Service Agreement with Mr. Abbas Farouq Zuaiter (former director of the Company) for a term of 12 months. As consideration for the provision of advisory services under the agreement, the company will pay Mr. Abbas Farouq Zuaiter $ 50,000 and an award of restricted equity interests in the company with a value of $50,000.
On April 17, 2019 the Company, executed an Advisory Service Agreement with Mr. Marcelo Vieira (former director of the Company) for a term of 24 months. As consideration for the provision of advisory services under the agreement, the company will pay Mr. Vieira $ 50,000 per each year of the contact, and an award of restricted equity interests in the company with a value of $50,000.

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
In Argentina and Brazil we are engaged in several legal proceedings, including tax, social security, labor, civil, environmental, administrative and other proceedings, for which we have established provisions in an aggregate amount of $3.6 million as of December 31, 2018. In addition, there are currently certain legal proceedings pending in which we are involved for which we have not established provisions. In the opinion of our management, the ultimate disposition of any threatened or pending matters, either individually or on a combined basis, will not have a material adverse effect on our combined financial condition, liquidity, or results of operations other than as described below.
The Brazilian government filed a tax enforcement action against UMA to demand excise taxes (Imposto sobre Produtos Industrializados, or “IPI”), or a federal value-added tax on industrial products, in the amount of approximately $3.4 million. We have obtained a favorable initial decision from the lower court, which accepted our argument on procedural grounds based on the Brazilian government’s loss of its procedural right to demand the IPI debts. Currently, the case is under review by an appellate court following the appeal filed by the Brazilian government. We have not made any provision for this claim based on legal counsel’s view that the risk of an unfavorable decision in this matter is remote. If this proceeding is decided adversely to us, our results of operations and financial condition may be materially adversely affected.
José Valter Laurindo de Castilhos, Companhia Rio de Janeiro Agropecuária Ltda. and other former owners of the Rio de Janeiro and Conquista Farms have filed suit against us for the payment of a supplementary amount of approximately $39.5 million, as well as indemnity for moral and material damages, as a result of the alleged breach of the purchase agreement entered into by the parties. The lower court ruled in our favor, allowing us to keep possession of the Rio de Janeiro Farm. This decision has been appealed by Mr. Castilhos to the Superior Court of Justice (“Superior Tribunal de Justiça”). The Brazilian Superior Court of Justice determined that the case had no merit. This decision can be appealed by Mr. Castilhos. We have not made any provision for this claim based on legal counsel’s view that the risk of an unfavorable decision in this matter is remote. If this proceeding is decided adversely to us, our results of operations and financial condition may be materially adversely affected.
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
Item 9.    The Offer and Listing
A.OFFER AND LISTING DETAILS
Our common shares have been listed on the NYSE under the symbol “AGRO” since January 28, 2011. As of the date of this report, our issued share capital amounts to $183,572,723, represented by 122,381,815 (of which 4,643,396 were treasury shares as of December 31, 2018) shares with a nominal value of $1.50 each. All issued shares are fully paid up.

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
In a general fashion it may grant assistance (by way of loans, advances, guarantees or securities or otherwise) to companies or other enterprises in which Adecoagro has an interest or which form part of the group of companies to which Adecoagro, belongs or any entity as Adecoagro may deem fit (including upstream or cross stream), take any controlling, management, administrative and/or supervisory measures and carry out any operation which it may deem useful in the accomplishment and development of its purposes.
Finally, Adecoagro can perform all commercial, technical and financial or other operations, connected directly or indirectly in all areas in order to facilitate the accomplishment of its purpose.

Share Capital
As of December 31, 2018 our issued share capital amounted to $183,572,722.50, represented by 122,381,815 shares in issue (of which 4,643,396 were treasury shares) with a nominal value of $1.50 each. All issued shares are fully paid up.
As of December 31, 2018 there were 118,189,329 common shares outstanding.
We have an authorized unissued share capital of $3,000,000,000, including the issued share capital as of December 31, 2018 of $183,572,722.50 and are authorized to issue up to 2,000,000,000 shares of a nominal value of $1.50 each (taking into account the shares issued as of December 31, 2018) out of such authorized share capital. Our authorized unissued share capital as of December 31, 2018 is $2,816,427,277.50.
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
Material U.S. Federal Income Tax Considerations for U.S. Holders

The following is a discussion of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of our common shares. This discussion applies only to beneficial owners of common shares that are “U.S. Holders” (as defined below), who have purchased our common shares in the open market and that hold our common shares as “capital assets” for U.S. federal income tax purposes (generally, property held for investment). This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, (the “Code”), its legislative history, final, temporary and proposed Treasury regulations, administrative pronouncements and judicial decisions, all as of the date hereof, and all of which are subject to change and to differing interpretations (possibly with retroactive effect). No ruling has been sought from the IRS with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position.
This discussion does not address all U.S. federal income tax considerations that may be relevant to a particular holder based on its particular circumstances with respect to the acquisition, ownership and disposition of our common shares, and you are urged to consult your own tax advisor regarding your specific tax situation, including the potential impact of recently enacted legislation (P.L. 115-97) commonly referred to as the Tax Cut and Jobs Act (the “Act”). For example, the discussion does not address the tax considerations that may be relevant to U.S. Holders in special tax situations, such as:

•	insurance companies;

•	tax-exempt organizations (including private foundations);

•	brokers or dealers in securities or currencies and traders in securities that elect to mark to market;

•	banks and financial institutions;

•	partnerships or other pass-through entities (or a person holding our common shares through a partnership or other pass-through entity or arrangement treated as such);

•	real estate investment trusts and regulated investment companies;

•	companies that accumulate earnings to avoid U.S. federal income tax;

•	persons who acquire common shares through the exercise of employee share options or other compensation: arrangements;

•	persons liable for alternative minimum tax;

•	S corporations;

•	accrual-method taxpayers subject to special tax accounting rules under Section 451(b) of the Code;

•	holders whose functional currency for U.S. federal income tax purposes is not the U.S. dollar or that hold shares through non-U.S. brokers of other non-U.S. intermediaries;

•	certain former U.S. citizens or residents or U.S. expatriates;

•	holders that hold our common shares as part of a hedge, straddle or conversion or other integrated transaction;

•	holders that purchase or sell our common shares as part of a wash sale for U.S. federal income tax purposes; or

•	holders that own, directly, indirectly, or constructively, 10% or more of the total combined voting power or value of our common shares.
This discussion does not address the alternative minimum tax consequences of owning common shares or the indirect consequences to holders of equity interests in partnerships or other entities that own our common shares. Moreover, this discussion does not address the state, local and foreign tax consequences of acquiring, owning, or disposing of our common shares, or any aspect of U.S. federal tax law (such as the estate, generation-skipping and gift tax) other than U.S. federal income taxation.
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

•
a trust (a) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (b) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) owns our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partnership that owns our common shares, and partners in such a partnership, should consult their own tax advisors, including the potential impact of the Act.
Passive Foreign Investment Company (“PFIC”) Rules
U.S. Holders generally will be subject to a special, generally adverse tax regime that would differ in certain material respects from the tax treatment described below if we are, or were to become, a PFIC for U.S. federal income tax purposes.
In general, we will be a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder held our common shares, either (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value (determined on the basis of a quarterly average) of our assets during such taxable year is attributable to assets that produce or are held for the production of passive income. For this purpose, “passive income” generally includes, among other things and subject to certain exceptions, dividends, interest, royalties, rents, annuities, gains from commodities and securities transactions, net foreign currency gains and net gains from assets that produce passive income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.
If we were to be treated as a PFIC, gain realized on the sale or other disposition of your common shares would in general not be treated as capital gain that is eligible for preferential tax rates in the case of individual, trust or estate U.S. Holders. Instead, if you are a U.S. Holder, unless you make a timely “mark-to-market” election electing to be taxed annually on a mark-to-market basis with respect to your common shares, or you make a timely “qualified electing fund” election electing to be taxed annually on the earnings and gains of the PFIC attributable to your common shares (irrespective of distributions), you would be treated as if you had realized such gain ratably over your holding period in the common shares and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year except for the current year. In addition, unless you make a timely “mark-to-market” election or “qualified electing fund” election, distributions that you receive from us as a direct or indirect U.S. Holder will not be eligible for the preferential tax rates applicable to qualified dividend income if we are treated as a PFIC with respect to you either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at the tax rates applicable to ordinary income, and to the extent they are treated as “excess distributions” under the PFIC rules, they will also be subject to the PFIC interest charge described above. A U.S. Holder will be required to make an annual filing with the IRS if such holder holds common shares in any year in which we are classified as a PFIC. With certain exceptions, your common shares will continue to be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your common shares even if we no longer meet the PFIC tests in a later year.
Although the determination of whether a corporation is a PFIC is made annually, and thus may be subject to change, we do not believe that we were a PFIC for U.S. federal income tax purposes for our most recently completed taxable year, nor that we will be one for our current taxable year. The U.S. federal income tax rules relating to PFICs are complex. Prospective U.S. investors are urged to consult their own tax advisers with respect to the application of the PFIC rules to their investment in our common shares. The remainder of this discussion assumes that we are not a PFIC.
Taxation of Dividends
Under the U.S. federal income tax laws, and subject to the PFIC rules discussed above, distributions with respect to our common shares (other than certain pro rata distributions of common shares) made to U.S. Holders will, to the extent made from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, constitute dividends for U.S. federal income tax purposes that are taxable to the U.S. Holder. Distributions in excess of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles, will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in the common shares and thereafter as capital gain from the sale or exchange of the common shares. We do not currently maintain calculations of our earnings and profits under U.S. federal income tax principles. Unless and until these calculations are made, distributions should be presumed to be taxable dividends for U.S. federal income tax purposes. As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.
Dividends (including amounts withheld on account of foreign taxes) paid with respect to our common shares generally will be includible in the gross income of a U.S. Holder as ordinary income on the day on which the dividends are actually or constructively received by the U.S. Holder. Dividends with respect to our common shares will not be eligible for the dividends received deduction allowed to U.S. corporations in respect of dividends received from other U.S. corporations or certain foreign corporations.
If you are an individual, trust or estate U.S. Holder, dividends paid on the common shares that constitute “qualified dividend income” will be taxable to you at the preferential rates of taxation applicable to long-term capital gains. Dividends paid on our common shares will be treated as “qualified dividend income” if:

•
the common shares are readily tradable on an established securities market in the United States or (b) we are eligible for benefits of the income tax treaty between Luxembourg and the United States (the “Treaty”);

•	we are not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC;

•	the U.S. Holder holds the common shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements;

•	the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.
We believe that our common shares should not be treated as stock of a PFIC for U.S. federal income tax purposes. See “-Passive Foreign Investment Company (“PFIC”) Rules” above.
As our common shares are listed on the New York Stock Exchange and should qualify as readily tradable on an established securities market in the United States so long as they are so listed, we believe dividends paid by us on our common shares will be qualified dividend income (provided the other conditions listed above are met). There can, however, be no assurance that our common shares will be considered readily tradable on an established securities market in the future. However, even if our common shares are not considered readily tradeable on an established securities market in the United States, as long as we are eligible for benefits of the Treaty, dividends paid by us will be qualified dividend income (provided the other conditions listed above are met). U.S. Holders should consult their own tax advisors regarding the availability of the preferential rates of taxation with respect to dividends in light of their own particular situations, including related restrictions and special rules. Corporate U.S. Holders are taxed on dividend income at the U.S. federal corporate income tax rate whether or not the dividend income is qualified dividend income.
The amount of any cash dividend paid in foreign currency will equal the U.S. dollar value of the dividend, calculated by reference to the exchange rate in effect on the date the distribution is includible in the gross income of the U.S. Holder, regardless of whether the payment is in fact converted to U.S. dollars at that time. A U.S. Holder should not recognize any foreign currency gain or loss in respect of such dividend distribution if such foreign currency is converted into U.S. dollars on the date the dividend distribution is includible in the U.S. Holder’s gross income. If the foreign currency is not converted into U.S. dollars on the date the dividend distribution is includible in the U.S. Holders gross income, however, gain or loss may be recognized upon a subsequent conversion of the foreign currency to U.S. dollars. Such foreign currency gain or loss, if any, generally will be U.S.-source ordinary income or loss and will not be eligible for the preferential tax rate applicable to qualified dividend income. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.
Dividends received by U.S. Holders will constitute foreign-source income and will, depending on the U.S. Holder's circumstances, generally be “passive” or “general” or "foreign branch" income for U.S. foreign tax credit purposes. Subject to limitations under U.S. federal income tax law concerning credits or deductions for foreign taxes and certain exceptions for short-term and hedged positions, a Luxembourg withholding tax imposed on dividends described above under “Material Luxembourg Tax Considerations for Holders of Shares-Tax regime applicable to distributions-Withholding tax” should be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or at a U.S. Holder’s election, may be deducted in computing taxable income if the U.S. Holder has elected to deduct all foreign income taxes for the taxable year). To the extent a refund of the tax withheld is available to a U.S. Holder under Luxembourg law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against the U.S. Holder’s U.S. federal income tax liability. Special limitations on foreign tax credits apply to dividends subject to the preferential U.S. federal income tax rate of taxation for qualified dividend income. The rules with respect to foreign tax credits and deductions are complex, and U.S. Holders are urged to consult their independent tax advisors regarding the availability of the foreign tax credit under their particular circumstances, including the effects of the Treaty.
Taxation of Capital Gains
Subject to the PFIC rules discussed above, gain or loss realized by a U.S. Holder on the sale, exchange or other taxable disposition of common shares will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized (including the gross amount of the proceeds before the deduction of any foreign tax) on the sale or other taxable disposition and such U.S. Holder’s adjusted tax basis, determined in U.S. dollars, in the common shares. Capital gains of individual, trust or estate U.S. Holders derived with respect to capital assets held for more than one year generally are eligible for the preferential rates of taxation applicable to long-term capital gains. The deductibility of capital losses is subject to limitations under the Code.
Capital gain or loss, if any, realized by a U.S. Holder on the sale, exchange or other taxable disposition of a common share generally will be treated as U.S.-source income or loss for U.S. foreign tax credit purposes. Consequently, in the case of a disposition of a common share that is subject to Luxembourg or other foreign income tax imposed on the gain, the U.S. Holder may not be able to use such foreign taxes as a foreign tax credit against their U.S. federal income tax liability on such disposition (i.e., because the income or loss on the disposition would be U.S.-source) but may apply such foreign taxes as a foreign tax credit against U.S. federal income tax due on other income the U.S. Holder may have that is treated as derived from foreign sources in the appropriate foreign tax credit limitation category. Alternatively, the U.S. Holder may take a deduction for the foreign income tax if such holder does not take a credit for any foreign income tax during the taxable year.
If the consideration received for our common shares is paid in foreign currency, the amount realized will be the U.S. dollar value of the payment received translated at the spot rate of exchange on the date of disposition. If our common shares are treated as traded on an established securities market and the relevant U.S. Holder is either a cash basis taxpayer or an accrual basis taxpayer who has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS), such holder will determine the U.S. dollar value of the amount realized in a foreign currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. If our common shares are not treated as traded on an established securities market, or the relevant U.S. Holder is an accrual basis taxpayer that is not eligible to or does not elect to determine the amount realized using the spot rate on the settlement date, such U.S. Holder will recognize foreign currency gain or loss to the extent of any difference between the U.S. dollar amount realized on the date of disposition (as determined above) and the U.S. dollar value of the currency received at the spot rate on the settlement date. A U.S. Holder’s initial tax basis in our common shares will equal the cost of such common shares. If a U.S. Holder used foreign currency to purchase our common shares, the cost of our common shares will be the U.S. dollar value of the foreign currency purchase price on the date of purchase. If our common shares are treated as traded on an established securities market and the relevant U.S. Holder is either a cash basis taxpayer or an accrual basis taxpayer who has made the special election described above, such holder will determine the U.S. dollar value of the cost of such common shares by translating the amount paid at the spot rate of exchange on the settlement date of the purchase.
Net Investment Income Tax
Certain U.S. Holders that are individuals, estates or trusts that do not fall into a special class of trusts that is exempt from such tax will be subject to a 3.8% “net investment income” tax on the lesser of (1) the U.S. Holder’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual’s circumstances). A U.S. Holder’s net investment income generally includes its dividend income and its net gains from the disposition of common shares, unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). Each U.S. Holder that is an individual, estate or trust is urged to consult its tax advisors regarding the applicability of the “net investment income” tax to its income and gains in respect of its investment in the common shares.
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
Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.
Item 15.    Controls and Procedures
a) Disclosure Controls and Procedures
Our company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, of the effectiveness of our disclosure controls and procedures as of December 31, 2018. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on this evaluation, our company’s Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective as of December 31, 2018.
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
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedure may deteriorate. The Company, with the participation of its Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018.
We assessed the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2018. In making this assessment, management used the criteria established in “Internal Control — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). As a result of this assessment, the Company’s management has determined that the Company’s internal control over financial reporting was effective as of December 31, 2018.
c) Attestation Report of the Registered Public Accounting Firm
The effectiveness of the Company’s internal control over financial reporting as of December 31, 2018 has been audited by Price Waterhouse & Co S.R.L, an independent registered public accounting firm, our independent auditor, as stated in their report which is included herein at page F-2 of our Consolidated Financial Statements.
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
Item 16.
A.Audit Committee Financial Expert
Our audit committee consists of three independent directors: Mr. Mark Schachter, Mr. Andrés Velasco Brañes and Mr. Ivo Sarjanovic. Our board of directors has determined that Mr. Mark Schachter has the attributes of an “audit committee financial expert” and is independent within the meaning of this Item 16A and satisfies the financial literacy requirements of the NYSE.
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

	For the year ended December 31,
	(in thousands of $)
	2018	2017
Audit Fees(1)	1,282	1,481
Tax fees(2)	—	38
Total	1,282	1,519

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
During the fiscal year ended December 31, 2018 and 2017, no non-audit-related services were provided by our principal auditors.
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
Audit Committee
Under NYSE standards, listed U.S. companies are required to have an audit committee composed of independent directors that satisfies the requirements of Rule 10A-3 promulgated under the Exchange Act of 1934. Our Articles of Association provide that the board of directors may set up an audit committee. The board of directors has set up an Audit Committee and has appointed Mr. Mark Schachter , Mr. Ivo Andrés Sarjanovic and Mr. Andres Velasco Brañes as members of its audit committee. In accordance with NYSE standards, we have an audit committee entirely composed of independent directors. For additional information, see “Item 6. Directors, Senior Management and Employees—C. Board Practices”.
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

See pages F-1 through F-87 of this annual report.

Item 19.	Exhibits

Exhibit Number	Description
1.1
Amended and Restated Articles of Association of Adecoagro S.A. dated April 19,2017, previously filed as Exhibit 1.1 to the Company’s annual report on Form 20-F for the year ended December 31, 2017 and incorporated herein by reference.

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

4.43
Indenture dated as of September 21, 2017 by and among Adecoagro S.A., as issuer, Adeco Agropecuaria S.A., Pilaga S.A., Adecoagro Brasil Participações S.A., Adecoagro Vale Do Ivinhema S.A., Usina Monte Alegre Ltda., as Subsidiary guarantors, and The Bank of New York Mellon, as Trustee, Registrar, and Paying Agent. Previously filed as Exhibit 4.43 to the Company’s annual report on Form 20-F for the year ended December 31, 2017 and incorporated herein by reference.

8.1	Subsidiaries of Adecoagro S.A. as of April 29, 2019.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Cushman & Wakefield Argentina S.A.

15.2	Consent of Price Waterhouse & Co. S.R.L.

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Adecoagro S.A.

/s/ Mariano Bosch
Name: Mariano Bosch
Title: Chief Executive Officer
Date: April 29, 2019

Adecoagro S.A.

Consolidated Financial Statements as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016

Report of Independent Registered Public Accounting Firm

To the Board of directors and shareholders of Adecoagro S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Adecoagro S.A. and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of income, of comprehensive income, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principles

As discussed in Note 33 to the consolidated financial statements, the Company changed the manner in which it accounts for investment property and the manner in which it accounts for property, plant and equipment in 2018.

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
April 29, 2019.

/s/ PRICE WATERHOUSE & CO. S.R.L.
/s/ (Partner)
Jorge Frederico Zabaleta

We have served as the Company’s auditor since 2008.

Legal information

Denomination: Adecoagro S.A.

Legal address: Vertigo Naos Building, 6, Rue Eugène Ruppert, L-2453, Luxembourg

Company activity: Agricultural and agro-industrial
Date of registration: June 11, 2010
Expiration of company charter: No term defined
Number of register (RCS Luxembourg): B153.681
Issued Capital Stock: 122,381,815 common shares
Outstanding Capital stock: 116,555,699 common shares
Treasury shares: 5,826,116 common shares

Adecoagro S.A.
Consolidated Statements of Income
for the years ended December 31, 2018, 2017 and 2016
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2018	2017 (*)	2016 (*)
Sales of goods and services rendered	4	793,239	933,178	869,235
Cost of goods sold and services rendered	5	(609,965)	(766,727)	(678,581)
Initial recognition and changes in fair value of biological assets and agricultural produce	15	16,195	63,220	125,456
Changes in net realizable value of agricultural produce after harvest		(909)	8,852	(5,841)
Margin on manufacturing and agricultural activities before operating expenses		198,560	238,523	310,269
General and administrative expenses	6	(56,080)	(57,299)	(50,750)
Selling expenses	6	(90,215)	(95,399)	(80,673)
Other operating income, net	8	104,232	43,763	5,752
Profit from operations		156,497	129,588	184,598
Finance income	9	8,581	11,744	7,957
Finance costs	9	(271,263)	(131,349)	(165,380)
Other financial results - Net gain of inflation effects on the monetary items	9	81,928	—	—
Financial results, net	9	(180,754)	(119,605)	(157,423)
(Loss) / Profit before income tax		(24,257)	9,983	27,175
Income tax benefit / (expense)	10	1,024	4,992	(12,899)
(Loss) / Profit for the year		(23,233)	14,975	14,276

Attributable to:
Equity holders of the parent		(24,622)	13,198	11,568
Non-controlling interest		1,389	1,777	2,708

(Loss) / Earnings per share from operations attributable to the equity holders of the parent during the year:
Basic earnings per share	11	(0.211)	0.109	0.095
Diluted earnings per share	11	(0.211)	0.108	0.094

(*) Prior periods have been recast to reflect the Company's change in accounting policy for Investment properties as described in Note 33.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Comprehensive Income
for the years ended December 31, 2018, 2017 and 2016
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	2018	2017 (*)	2016 (*)
(Loss) / Profit for the year	(23,233)	14,975	14,276
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	(121,296)	(21,233)	32,859
Cash flow hedge, net of income tax (Note 2)	(32,195)	12,608	100,615
- Items that will not be reclassified to profit or loss:
Revaluation surplus net of income tax (Note 10, 12, 33)	405,906	—	—
Other comprehensive income / (loss) for the year	252,415	(8,625)	133,474
Total comprehensive income for the year	229,182	6,350	147,750

Attributable to:
Equity holders of the parent	213,641	6,322	147,376
Non-controlling interest	15,541	28	374

(*) Prior periods have been recast to reflect the Company's change in accounting policy for Investment properties as described in Note 33.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Financial Position
as of December 31, 2018, 2017 and 2016
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2018	2017 (*)	2016 (*)
ASSETS
Non-Current Assets
Property, plant and equipment, net	12	1,480,439	831,377	814,867
Investment property	13	40,725	42,342	44,581
Intangible assets, net	14	27,909	17,192	17,252
Biological assets	15	11,270	11,276	8,516
Deferred income tax assets	10	16,191	30,808	25,043
Trade and other receivables, net	18	38,820	22,107	17,412
Other assets		1,184	535	566
Total Non-Current Assets		1,616,538	955,637	928,237
Current Assets
Biological assets	15	94,117	156,718	136,888
Inventories	19	128,102	108,919	111,754
Trade and other receivables, net	18	158,686	150,107	157,528
Derivative financial instruments	17	6,286	4,483	3,398
Other assets		8	30	24
Cash and cash equivalents	20	273,635	269,195	158,568
Total Current Assets		660,834	689,452	568,160
TOTAL ASSETS		2,277,372	1,645,089	1,496,397
SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	22	183,573	183,573	183,573
Share premium	22	900,503	908,934	937,250
Cumulative translation adjustment		(666,037)	(552,604)	(533,120)
Equity-settled compensation		16,191	17,852	17,218
Cash flow hedge	2	(56,884)	(24,691)	(37,299)
Other reserves		32,380	—	—
Treasury shares		(8,741)	(6,967)	(1,859)
Revaluation surplus		383,889	—	—
Reserve from the sale of non-controlling interests in subsidiaries		41,574	41,574	41,574
Retained earnings		237,188	106,209	92,997
Equity attributable to equity holders of the parent		1,063,636	673,880	700,334
Non-controlling interest		44,509	9,139	11,970
TOTAL SHAREHOLDERS EQUITY		1,108,145	683,019	712,304
LIABILITIES
Non-Current Liabilities
Trade and other payables	25	211	827	1,427
Borrowings	26	718,484	663,060	430,304
Deferred income tax liabilities	10	168,171	10,457	14,689
Payroll and social liabilities	27	1,219	1,240	1,235
Derivatives financial instruments	17	—	—	662
Provisions for other liabilities	28	3,296	4,078	3,299
Total Non-Current Liabilities		891,381	679,662	451,616
Current Liabilities
Trade and other payables	25	106,226	98,423	92,158
Current income tax liabilities		1,398	503	1,387
Payroll and social liabilities	27	25,978	27,267	26,844
Borrowings	26	143,632	154,898	205,092
Derivative financial instruments	17	283	552	6,406
Provisions for other liabilities	28	329	765	590
Total Current Liabilities		277,846	282,408	332,477
TOTAL LIABILITIES		1,169,227	962,070	784,093
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		2,277,372	1,645,089	1,496,397
(*) Prior periods have been recast to reflect the Company's change in accounting policy for Investment properties as in Note 33.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Changes in Shareholders’ Equity
for the years ended December 31, 2018, 2017 and 2016
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share capital (Note 22)	Share premium (Note 22)	Cumulative translation adjustment	Equity-settled compensation	Cash flow hedge (*)	Treasury shares	Reserve from the sale of non-controlling interests in subsidiaries	Retained earnings	Subtotal	Non- controlling interest	Total shareholders’ equity
Balance at January 1, 2016	183,573	937,674	(568,316)	16,631	(137,911)	(1,936)	41,574	81,265	552,554	11,596	564,150
Loss for the year	—	—	—	—	—	—	—	11,568	11,568	2,708	14,276
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	35,196	—	—	—	—	—	35,196	(2,337)	32,859
Cash flow hedge (*)	—	—	—	—	100,612	—	—	—	100,612	3	100,615
Other comprehensive income for the year	—	—	35,196	—	100,612	—	—	—	135,808	(2,334)	133,474
Total comprehensive income for the year	—	—	35,196	—	100,612	—	—	11,568	147,376	374	147,750

Employee share options (Note 23)
- Exercised	—	438	—	(140)	—	82	—	—	380	—	380
- Forfeited	—	—	—	(164)	—	—	—	164	—	—	—
Restricted shares (Note 23):
- Value of employee services	—	—	—	4,796	—	—	—	—	4,796	—	4,796
- Vested	—	3,225	—	(3,905)	—	680	—	—	—	—	—
Purchase of own shares (Note 22)	—	(4,087)	—	—	—	(685)	—	—	(4,772)	—	(4,772)
Balance at December 31, 2016 (**)	183,573	937,250	(533,120)	17,218	(37,299)	(1,859)	41,574	92,997	700,334	11,970	712,304

(*) Net of 49,106 of income tax.

(**) 2016 information has been recast to reflect the Company's change in accounting policy for Investment properties as described in Note 33.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Changes in Shareholders’ Equity
for the years ended December 31, 2018, 2017 and 2016
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share capital (Note 22)	Share premium (Note 22)	Cumulative translation adjustment	Equity-settled compensation	Cash flow hedge (*)	Treasury shares	Reserve from the sale of non-controlling interests in subsidiaries	Retained earnings	Subtotal	Non- controlling interest	Total shareholders’ equity
Balance at January 1, 2017	183,573	937,250	(533,120)	17,218	(37,299)	(1,859)	41,574	92,997	700,334	11,970	712,304
Profit for the year	—	—	—	—	—	—	—	13,198	13,198	1,777	14,975
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	(19,484)	—	—	—	—	—	(19,484)	(1,749)	(21,233)
Cash flow hedge (*)	—	—	—	—	12,608	—	—	—	12,608	—	12,608
Other comprehensive income for the year	—	—	(19,484)	—	12,608	—	—	—	(6,876)	(1,749)	(8,625)
Total comprehensive income for the year	—	—	(19,484)	—	12,608	—	—	13,198	6,322	28	6,350

Employee share options (Note 23):
- Exercised	—	50	—	(21)	—	10	—	—	39	—	39
- Forfeited	—	—	—	(14)	—	—	—	14	—	—	—
Restricted shares (Note 23):
- Value of employee services	—	—	—	5,552	—	—	—	—	5,552	—	5,552
- Vested	—	4,149	—	(4,883)	—	734	—	—	—	—	—
Purchase of own shares (Note 22)	—	(32,515)	—	—	—	(5,852)	—	—	(38,367)	—	(38,367)
Dividends	—	—	—	—	—	—	—	—	—	(2,859)	(2,859)
Balance at December 31, 2017 (**)	183,573	908,934	(552,604)	17,852	(24,691)	(6,967)	41,574	106,209	673,880	9,139	683,019

(*) Net of (52,282) of income tax.

(**) 2017 information has been recast to reflect the Company's change in accounting policy for Investment properties as described in Note 33.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Changes in Shareholders’ Equity
for the years ended December 31, 2018, 2017 and 2016
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share capital (Note 22)	Share premium (Note 22)	Cumulative translation adjustment	Equity-settled compensation	Cash flow hedge (*)	Other reserves	Treasury shares	Revaluation surplus (**)	Reserve from the sale of non-controlling interests in subsidiaries	Retained earnings	Subtotal	Non- controlling interest	Total shareholders’ equity
Balance at January 1, 2018	183,573	908,934	(552,604)	17,852	(24,691)	—	(6,967)	—	41,574	106,209	673,880	9,139	683,019
Adjustment of opening balance for the application of IAS 29 (Note 33)	—	—	—	—	—	—	—	—	—	187,941	187,941	20,237	208,178
Total equity at the beginning of the financial year	183,573	908,934	(552,604)	17,852	(24,691)	—	(6,967)	—	41,574	294,150	861,821	29,376	891,197
Profit for the year	—	—	—	—	—	—	—	—	—	(24,622)	(24,622)	1,389	(23,233)
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	(113,433)	—	—	—	—	—	—	—	(113,433)	(7,863)	(121,296)
Cash flow hedge (*)	—	—	—	—	(32,193)	—	—	—	—	—	(32,193)	(2)	(32,195)
- Items will not be reclassified to profit or loss:
Revaluation surplus (**)	—	—	—	—	—	—	—	383,889	—	—	383,889	22,017	405,906
Other comprehensive income for the year	—	—	(113,433)	—	(32,193)	—	—	383,889	—	—	238,263	14,152	252,415
Total comprehensive income for the year	—	—	(113,433)	—	(32,193)	—	—	383,889	—	(24,622)	213,641	15,541	229,182

Reserves for the benefit of government grants (1)	—	—	—	—	—	32,380	—	—	—	(32,380)	—	—	—
Employee share options (Note 23):
- Forfeited	—	—	—	(40)	—	—	—	—	—	40	—	—	—
Restricted shares (Note 23):
- Value of employee services	—	—	—	3,899	—	—	—	—	—	—	3,899	—	3,899
- Vested	—	4,775	—	(5,520)	—	—	745	—	—	—	—	—	—
Purchase of own shares (Note 22)	—	(13,206)	—	—	—	—	(2,519)	—	—	—	(15,725)	—	(15,725)
Dividends	—	—	—	—	—	—	—	—	—	—	—	(408)	(408)
Balance at December 31, 2018	183,573	900,503	(666,037)	16,191	(56,884)	32,380	(8,741)	383,889	41,574	237,188	1,063,636	44,509	1,108,145

(*) Net of 11,322 of Income tax.
(**) Net of 139,223 of Income tax.
(1) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values in our Sugar, ethanol and energy business. (please see Note 24).

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Cash Flows
for the years ended December 31, 2018, 2017 and 2016
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2018	2017 (*)	2016 (*)
Cash flows from operating activities:
(Loss) / Profit for the year		(23,233)	14,975	14,276
Adjustments for:
Income tax (benefit) / expense	10	(1,024)	(4,992)	12,899
Depreciation	12	153,034	150,071	126,799
Amortization	14	1,220	936	701
Loss from the disposal of other property items	8	95	986	1,255
Gain from the sale of farmland and other assets	8	(36,227)	—	—
Net gain from the Fair value adjustment of Investment properties	13	(13,409)	(4,302)	(14,049)
Equity settled share-based compensation granted	7	4,728	5,552	4,796
(Gain) / Loss from derivative financial instruments and forwards	8, 9	(51,504)	(38,679)	21,745
Interest and other financial expense, net	9	44,347	53,446	44,734
Initial recognition and changes in fair value of non harvested biological assets (unrealized)		30,299	(14,645)	(9,811)
Changes in net realizable value of agricultural produce after harvest (unrealized)		647	(2,371)	90
Provision and allowances		2,126	825	341
Net gain of inflation effects on the monetary items	9	(81,928)	—	—
Foreign exchange losses, net	9	183,195	38,708	19,062
Cash flow hedge – transfer from equity	9	26,693	20,758	85,214
Subtotal		239,059	221,268	308,052
Changes in operating assets and liabilities:
(Increase) in trade and other receivables		(65,942)	(9,476)	(30,996)
(Increase) in inventories		(41,531)	(4,089)	(22,301)
Decrease / (Increase) in biological assets		2,958	(18,013)	(23,677)
(Increase) / Decrease in other assets		(777)	2	83
Decrease / (Increase) in derivative financial instruments		50,021	40,910	(17,892)
Increase in trade and other payables		31,148	6,555	39,054
Increase in payroll and social security liabilities		5,876	1,953	3,052
(Decrease) / Increase in provisions for other liabilities		(430)	855	1,175
Net cash generated from operating activities before taxes paid		220,382	239,965	256,550
Income tax paid		(1,869)	(2,860)	(1,149)
Net cash generated from operating activities	(a)	218,513	237,105	255,401

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Cash Flows (Continued)
for the years ended December 31, 2018, 2017 and 2016
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2018	2017 (*)	2016 (*)
Cash flows from investing activities:
Purchases of property, plant and equipment	12	(207,069)	(198,550)	(132,392)
Purchase of cattle and non current biological assets	15	(5,706)	(1,694)	(1,713)
Purchases of intangible assets	14	(3,321)	(2,141)	(1,218)
Interest received	9	7,915	11,230	7,671
Proceeds from disposal of other property items		1,748	2,820	2,215
Proceeds from the sale of farmland and other assets	21	31,511	—	3,423
Net cash used in investing activities	(b)	(174,922)	(188,335)	(122,014)

Cash flows from financing activities:
Issuance of senior notes	26	—	495,678	—
Proceeds from long-term borrowings	26	45,536	232,433	167,385
Payments of long-term borrowings	26	(124,349)	(602,700)	(277,913)
Proceeds from short-term borrowings	26	318,108	106,730	257,395
Payments of short-term borrowings	26	(190,630)	(64,787)	(272,033)
Interest paid		(50,021)	(41,612)	(48,400)
Prepayment related expenses		—	(6,080)	—
Proceeds from equity settled shared-based compensation exercised		—	39	380
Payment of derivatives financial instruments		(2,578)	(9,476)	(3,724)
Purchase of own shares		(15,725)	(38,367)	(4,772)
Dividends paid to non-controlling interest		(1,195)	(1,664)	—
Net cash (used) / generated from financing activities	(c)	(20,854)	70,194	(181,682)
Net increase / (decrease) in cash and cash equivalents		22,737	118,964	(48,295)
Cash and cash equivalents at beginning of year	20	269,195	158,568	198,894
Effect of exchange rate changes and inflation on cash and cash equivalents	(d)	(18,297)	(8,337)	7,969
Cash and cash equivalents at end of year	20	273,635	269,195	158,568

(*) Prior periods have been recast to reflect the Company's change in accounting policy for Investment properties as described in Note 33.

(a) Includes 7,598 of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries.
(b) Includes 4,122 of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries.
(c) Includes (8,231) of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries.
(d) Includes (3,489) of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries.

Non-cash investing and financing transactions disclosed in other notes are the seller financing of Subsidiaries in Note 21.

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

These consolidated financial statements have been approved for issue by the Board of Directors on March 12, 2019.

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

The Group’s cash flows, statement of income and statement of financial position are presented in U.S. Dollars and may be affected by fluctuations in exchange rates. Currency risks as defined by IFRS 7 arise on account of monetary assets and liabilities being denominated in a currency that is not the functional currency.

A significant majority of the Group’s business activities is conducted in the respective functional currencies of the subsidiaries (primarily the Brazilian Reais and the Argentine Peso). However, the Group may transact in currencies other than the respective functional currencies, mainly the U.S. Dollars. As such, these subsidiaries may hold U.S. Dollar denominated monetary balances at each year-end as indicated in the tables below.

The Group’s net financial position exposure to the U.S. Dollar is managed on a case-by-case basis, partly by hedging certain expected cash flows with foreign exchange derivative contracts.

The following tables show the net monetary position of the respective subsidiaries within the Group categorized by functional currency. Non-U.S. Dollar amounts are presented in U.S. Dollars for purpose of these tables.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Financial risk management (continued)

	2018
	Subsidiaries’ functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Uruguayan Peso	U.S. Dollar	Total
Argentine Peso	(21,757)	—	—	—	(21,757)
Brazilian Reais	—	35,884	—	—	35,884
U.S. Dollar	(260,372)	(480,501)	24,512	115,681	(600,680)
Uruguayan Peso	—	—	(909)	—	(909)
Total	(282,129)	(444,617)	23,603	115,681	(587,462)

	2017
	Subsidiaries’ functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Uruguayan Peso	U.S. Dollar	Total
Argentine Peso	(21,958)	—	—	—	(21,958)
Brazilian Reais	—	(17,134)	—	—	(17,134)
U.S. Dollar	(204,446)	(461,966)	20,451	124,125	(521,836)
Uruguayan Peso	—	—	(1,101)	—	(1,101)
Total	(226,404)	(479,100)	19,350	124,125	(562,029)

The Group’s analysis shown on the tables below is carried out based on the exposure of each functional currency subsidiary against the U.S. Dollar. The Group estimated that, other factors being constant, a hypothetical 10% appreciation/depreciation of the U.S. Dollar against the respective functional currencies for the years ended December 31, 2018 and 2017 would have decreased/increased the Group’s Profit before income tax for the year. A 10% depreciation of the U.S. Dollar against the functional currencies would have an equal and opposite effect on the income statement. A portion of this effect would have been recognized as other comprehensive income since a portion of the Company’s borrowings was used as cash flow hedge of the foreign exchange rate risk of a portion of its highly probable future sales in U.S. Dollars (see Hedge Accounting - Cash Flow Hedge below for details).

		Functional currency
Net monetary position		Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
2018	U.S. Dollar	(26,037)	(48,050)	2,451	(71,636)
2017	U.S. Dollar	(20,445)	(46,197)	2,045	(64,597)

The tables above only consider the effect of a hypothetical appreciation / depreciation of the U.S. Dollars on the Group’s net financial position. A hypothetical appreciation / depreciation of the U.S. Dollar against the functional currencies of the Group’s subsidiaries has historically had a positive / negative effect, respectively, on the fair value of the Group’s biological assets and the end prices of the Group’s agriculture produce, both of which are generally linked to the U.S. Dollar.

Hedge Accounting Cash Flow Hedge

Effective July 1, 2013, the Group formally documented and designated cash flow hedging relationships to hedge the foreign exchange rate risk of a portion of its highly probable future sales in U.S. Dollars using a portion of its borrowings denominated in U.S. Dollars, currency forwards and foreign currency floating-to-fixed interest rate swaps.

Principal amounts of long-term borrowings (non-derivative financial instruments) and notional values of foreign currency forward contracts (derivative financial instruments) were designated as hedging instruments. These instruments are exposed to Brazilian Reais/ U.S. Dollar foreign currency risks related to operations in Brazil and Argentine Peso/U.S. Dollar in Argentina,

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Financial risk management (continued)

respectively. As of December 31, 2018 and 2017, approximately 19.5% and 24.6%, respectively, of projected sales qualify as highly probable forecast transactions for hedge accounting purposes and were designated as hedged items.

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

The Company expects that the cash flows will occur and affect profit or loss between 2019 and 2023.

For the year ended December 31, 2018, a total amount before income tax of US$ 75,822 gain (US$ 530 gain in 2017) was recognized in other comprehensive income and an amount of US$ 26,693 loss (US$ 20,758 loss in 2017) was reclassified from equity to profit or loss within “Financial results, net”.

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

As of December 31, 2018, cash and cash equivalents of the Group totaled U$S 273.6 million, which could be used for managing liquidity risk.

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

At December 31, 2018	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 Years	Total
Trade and other payables	95,956	6	18	187	96,167
Borrowings	190,671	74,478	286,557	636,836	1,188,542
Derivative financial instruments	258	25	—	—	283
Total	286,885	74,509	286,575	637,023	1,284,992

At December 31, 2017	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 Years	Total
Trade and other payables	85,239	557	49	221	86,066
Borrowings	197,975	96,867	56,486	797,226	1,148,554
Derivative financial instruments	552	—	—	—	552
Total	283,766	97,424	56,535	797,447	1,235,172

•	Interest rate risk

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

The analysis for the year ended December 31, 2018 and 2017 is as follows:

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Financial risk management (continued)

	2018
	Subsidiaries’ functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	U.S. Dollar	Total
Fixed rate:
Argentine Peso	2,320	—	—	—	2,320
Brazilian Reais	—	62,939	—	—	62,939
U.S. Dollar	49,218	87,722	16,510	504,368	657,818
Subtotal fixed-rate borrowings	51,538	150,661	16,510	504,368	723,077
Variable rate:
Brazilian Reais	—	19,329	—	—	19,329
U.S. Dollar	111,453	7,662	—	—	119,115
Subtotal variable-rate borrowings	111,453	26,991	—	—	138,444
Total borrowings as per analysis	162,991	177,652	16,510	504,368	861,521
Finance leases	595	—	—	—	595
Total borrowings as per statement of financial position	163,586	177,652	16,510	504,368	862,116

	2017
	Subsidiaries’ functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	U.S. Dollar	Total
Fixed rate:
Argentine Peso	6,448	—	—	—	6,448
Brazilian Reais	—	96,951	—	—	96,951
U.S. Dollar	68,963	34,675	10,010	504,004	617,652
Subtotal fixed-rate borrowings	75,411	131,626	10,010	504,004	721,051
Variable rate:
Brazilian Reais	—	27,668	—	—	27,668
U.S. Dollar	49,599	19,535	—	—	69,134
Subtotal variable-rate borrowings	49,599	47,203	—	—	96,802
Total borrowings as per analysis	125,010	178,829	10,010	504,004	817,853
Finance leases	105	—	—	—	105
Total borrowings as per statement of financial position	125,115	178,829	10,010	504,004	817,958

For the years ended December 31, 2018 and 2017, if interest rates on floating-rate borrowings had been 1% higher with all other variables held constant, the Group’s Profit before income tax for the years would have decreased as shown below. A 1% decrease in interest rates would have an equal and opposite effect on the income statement.

	2018
	Subsidiaries’ functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	U.S. Dollar	Total
Variable rate:
Brazilian Reais	—	(193)	—	—	(193)
U.S. Dollar	(1,115)	(77)	—	—	(1,192)
Total effects on profit before income tax	(1,115)	(270)	—	—	(1,385)

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Financial risk management (continued)

	2017
	Subsidiaries’ functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reias	Uruguayan Peso	U.S. Dollar	Total
Variable rate:
Brazilian Reais	—	(277)	—	—	(277)
U.S. Dollar	(496)	(195)	—	—	(691)
Total effects on profit before income tax	(496)	(472)	—	—	(968)

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

The Group sells to a large base of customers. Type and class of customers may differ depending on the Group’s business segments. For the years ended December 31, 2018 and 2017, more than 87% and 97%, respectively, of the Group’s sales of crops were sold to 49 and 111 well-known customers (both multinational and local) with good credit history with the Group. In the Sugar, Ethanol and Energy segment, sales of ethanol were concentrated in 54 and 7 customers, which represented 100% and 100% of total sales of ethanol for the years ended December 31, 2018 and 2017, respectively. Approximately 99% and 87% of the Group’s sales of sugar were concentrated in 19 and 24 well-known traders for the years ended December 31, 2018 and 2017, respectively. The remaining 1% and 13%, which mainly relates to “crystal sugar”, were dispersed among several customers. In 2018 and 2017, energy sales are 97% and 99% concentrated in 29 major customers. In the dairy segment, 92% and 100% of the sales were concentrated in 21 and 29 well-known customers in 2018 and 2017, respectively.

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

The Group is exposed to counterparty credit risk on cash and cash equivalent balances. The Group holds cash on deposit with a number of financial institutions. The Group manages its credit risk exposure by limiting individual deposits to clearly defined limits. The Group only deposits with high quality banks and financial institutions. As of December 31, 2018 and 2017, the total amount of cash and cash equivalents mainly comprise cash in banks and short-term bank deposits. The Group is authorized to transact with banks rated “BBB+” or higher. As of December 31, 2018 and 2017, 5 and 4 banks (primarily JP Morgan, HSBC, Banco Safra, Banco do Brasil and Banco Bradesco) accounted for more than 78% and 78%, respectively, of the total cash deposited. The remaining amount of cash and cash equivalents relates to cash in hand. Additionally, during the year ended December 31, 2018, the Group invested in fixed-term bank deposits with mainly one bank (HSBC) and also entered into derivative contracts (currency forward). The Group’s exposure of credit risk arising from cash and cash equivalents is set out in Note 20.

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

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, it may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or by own shares or sell assets to reduce debt. Consistent with others in the industry, the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as total debt (including current and non-current borrowings as shown in the consolidated statement of financial position, if applicable) divided by total capital. Total capital is calculated as equity, as shown in the consolidated statement of financial position, plus total debt. During the year ended December 31, 2018, the strategy was to maintain the gearing ratio within 0.40 to 0.60, as follows:

	2018	2017 (*)
Total debt	862,116	817,958
Total equity	1,108,145	683,019
Total capital	1,970,261	1,500,977
Gearing ratio	0.44	0.54

(*) Prior periods have been recast to reflect the Company's change in accounting policy for Investment properties as described in Note 33.

•	Derivative financial instruments

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

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Financial risk management (continued)

The following tables show the outstanding positions for each type of derivative contract as of the date of each statement of financial position:

▪	Futures/ options

As of December 31, 2018:

	2018
Type of derivative contract	Quantities (thousands) (**)	Notional amount	Fair Value Asset/ (Liability)	(Loss)/Gain (*)
Futures:
Sale
Corn	(97)	(14,791)	(209)	(209)
Soybean	25	8,089	527	177
Wheat	(14)	(2,483)	(11)	(85)
Sugar	208,837	64,753	5,483	12,765
Options:
Buy put
Sugar	6,326	128	267	393
Sell call
Sugar	1,118	132	(25)	(156)
Total	216,195	55,828	6,032	12,885

As of December 31, 2017:

	2017
Type of derivative contract	Quantities (thousands) (**)	Notional amount	Fair Value Asset/ (Liability)	(Loss)/Gain (*)
Futures:
Sale
Corn	(33)	(3,198)	48	361
Soybean	83	19,195	670	(765)
Wheat	(45)	(7,083)	(38)	(38)
Sugar	343,874	121,072	3,231	3,808
Options:
Sell put
Sugar	3,572	83	54	(30)
Total	347,451	130,069	3,965	3,336
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

In July 2016 the Group's subsidiary in Brazil, Adecoagro Vale do Ivinhema entered into a Reais 90 million loan with Bradesco. The loan bears interest at a variable rate of CDI (an interbanking floating interest rate in US$) plus 2.1% per year. At same moment and with same bank, the Company entered into a swap operation, which intention was to effectively convert the  principal amount and interest rate denominated in Reais, to a principal amount an interest rate denominated in US$, plus a fixed rate of 6.55%. The swap expired on Sep 2017. As of expiration date, the group recognized a gain of US$ 3 included whitin "Financial Results, net.”

▪	Currency forward

 During the year ended on December 31, 2018, the Group entered into several currency forward contracts in order to hedge the fluctuation of the U.S. Dollar against Euro for a total notional amount of US$ 4.9 million. The currency forward contracts maturity date is January 2019. The outstanding contracts resulted in the recognition of a gain amounting to US$ 0.1 million in 2018.
During 2017 the Group did not entered into any currency forward contract in Brazil. During the year ended December 31, 2016 the Group entered into several currency forward contracts with Brazilian banks in order to hedge the fluctuation of the Brazilian Reais against the U.S. Dollar for a total aggregate amount of US$ 57.2 million. The currency forward contracts entered in 2016 had maturity dates ranging between March 2016 and April 2017. These contracts resulted in a recognition of a loss of US$ 2.0 million and US$ 5.0 million in 2018 and 2017, respectively.

During the year ended on December 31, 2017, the Group entered into several currency forward contracts in order to hedge the fluctuation of the U.S. Dollar against Euro for a total notional amount of US$ 10.5 million. The currency forward contracts maturity date is March 2017. The outstanding contracts resulted in the recognition of a gain amounting to US$ 0.1 million in 2017.

Gains and losses on currency forward contracts are included within “Financial results, net” in the statement of income.

▪	Euro-bob price swap

As Petrobras (the Brazilian oil state company) started to track the movements of the international gasoline to set its domestic prices in 2017, the Group's subsidiary in Brazil, Adecoagro Vale do Ivinhema entered into a swap operation in March 2018, which intention was to mitigate the effects of the gasoline volatility in the ethanol prices sold by the company. The swaps expired according to the due dates and as of December 31, 2018 all the swaps positions were already liquidated. The Group recorded a loss of US$ 1.6 million.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Segment information

According to IFRS 8, operating segments are identified based on the ‘management approach’. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Group’s CODM is the Management Committee. IFRS 8 stipulates external segment reporting based on the Group’s internal organizational and management structure and on internal financial reporting to the chief operating decision maker.

The Group operates in three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation.

•The Company’s ‘Farming’ is further comprised of five reportable segments:

•The Company’s ‘Crops’ Segment consists of planting, harvesting and sale of grains, oilseeds and fibers (including wheat, corn, soybeans, cotton and sunflowers, among others), and to a lesser extent the provision of grain warehousing/conditioning and handling and drying services to third parties. Each underlying crop in this segment does not represent a separate operating segment. Management seeks to maximize the use of the land through the cultivation of one or more type of crops. Types and surface amount of crops cultivated may vary from harvest year to harvest year depending on several factors, some of them out of the Group´s control. Management is focused on the long-term performance of the productive land, and to that extent, the performance is assessed considering the aggregated combination, if any, of crops planted in the land. A single manager is responsible for the management of operating activity of all crops rather than for each individual crop.

•The Company’s ‘Rice’ Segment consists of planting, harvesting, processing and marketing of rice.

•The Company’s ‘Dairy’ Segment consists of the production and sale of raw milk and other dairy products.

•The Company’s ‘All Other Segments’ consists of the aggregation of the remaining non-reportable operating segments, which do not meet the quantitative thresholds for disclosure, namely, Coffee and Cattle.

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

Effective July 1, 2018, the Group applied IAS 29 “Financial Reporting in Hyperinflationary Economies” (“IAS 29”) to its operations in Argentina. IAS 29 “Financial Reporting in Hyperinflationary Economies” requires that the financial statements of entities whose functional currency is that of a hyperinflationary economy be adjusted for the effects of changes in the general price index and be expressed in terms of the current unit of measurement at the closing date of the reporting period (“inflation accounting”). In order to determine whether an economy is classified as hyperinflationary, IAS 29 sets forth a series of factors to be considered, including whether the amount of cumulative inflation nears or exceeds a threshold of 100%. Accordingly, Argentina has been classified as a hyperinflationary economy under the terms of IAS 29 from July 1, 2018. (Please see Note 33 - Basis of preparation and presentations).

According to IAS 29, all Argentine Peso-denominated non-monetary items in the statement of financial position are adjusted by applying a general price index from the date they were initially recognized to the end of the reporting period. Likewise, all Argentine Peso-denominated items in the statement of income should be expressed in terms of the measuring unit current at the end of the reporting period, consequently, income statement items are adjusted by applying a general price index on a monthly basis from the dates they were initially recognized in the financial statements to the end of the reporting period. This process is called “re-measurement”.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Segment information (continued)

Once the re-measurement process is completed, all Argentine Peso denominated accounts are translated into U.S. Dollars, the Group’s reporting currency, applying the guidelines in IAS 21 “The Effects of Changes in Foreign Exchange Rates”(“IAS 21”). IAS 21 requires that amounts be translated at the closing rate at the date of the most recent statement of financial position. This process is called “translation”.

The re-measurement and translation processes are applied on a monthly basis until year-end. Due to this process, the re-measured and translated results of operations for a given month are subject to change until year-end, affecting comparison and analysis.

Following the adoption of IAS 29 to the Argentine operations of the Group, management revised the information reviewed by the CODM. Accordingly, as from July 1, 2018, (commencement of hyper-inflation accounting in Argentina), the information provided to the CODM departs from the application of IAS 29 and IAS 21 re-measurement and translation processes as follows. The segment results of the Argentinean operations for each reporting period were adjusted for inflation and translated into the Group’s reporting currency using the reporting period average exchange rate. The translated amounts were not subsequently re-measured and translated in accordance with the IAS 29 and IAS 21 procedures outlined above. From January 1, 2018 through June 30, 2018, the Group’s segment results were still based on the IFRS measurement principles adopted until June 30, 2018.

In order to evaluate the economic performance of businesses on a monthly basis, results of operations in Argentina are based on monthly data that have been adjusted for inflation and converted into the average exchange rate of the U.S. Dollar each month. These already converted figures are subsequently not readjusted and reconverted as described above under IAS 29 and IAS 21. It should be noted that this translation methodology for evaluating segment information is the same that the company uses to translate results of operation from its other subsidiaries from other countries that have not been designated hyperinflationary economies because it allows for a more accurate analysis of the economic performance of its business as a whole.

The Group’s CODM believes that the exclusion of the re-measurement and translation processes from the segment reporting structure allows for a more useful presentation and facilitates period-to-period comparison and performance analysis.

The following tables show a reconciliation of each reportable segment as per the information reviewed by the CODM and the reportable segment measured in accordance with IAS 29 and IAS 21 as per the consolidated financial statements.

	Crops			Rice			Dairy
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	164,538	(9,120)	155,418	100,013	(4,610)	95,403	33,201	(3,491)	29,710
Cost of goods and services rendered	(165,988)	9,052	(156,936)	(75,739)	766	(74,973)	(31,488)	3,361	(28,127)
Initial recognition and changes in fair value of biological assets and agricultural produce	36,422	(7,755)	28,667	8,967	(4,842)	4,125	7,295	(1,840)	5,455
Gain from changes in net realizable value of agricultural produce after harvest	2,704	(3,613)	(909)	—	—	—	—	—	—
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	37,676	(11,436)	26,240	33,241	(8,686)	24,555	9,008	(1,970)	7,038
General and administrative expenses	(4,239)	37	(4,202)	(5,070)	(869)	(5,939)	(2,034)	(246)	(2,280)
Selling expenses	(5,921)	474	(5,447)	(15,465)	1,375	(14,090)	(983)	41	(942)
Other operating income, net	5,422	1,741	7,163	275	(58)	217	(1,055)	58	(997)
Profit from Operations Before Financing and Taxation	32,938	(9,184)	23,754	12,981	(8,238)	4,743	4,936	(2,117)	2,819

Depreciation and amortization	(1,697)	(329)	(2,026)	(5,846)	5,840	(6)	(2,253)	(280)	(2,533)
Net gain from Fair value adjustment of investment property	—	—	—	—	—	—	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Segment information (continued)

	All other segments			Corporate			Total
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	1,919	(149)	1,770	—	—	—	810,609	(17,370)	793,239
Cost of goods and services rendered	(1,412)	99	(1,313)	—	—	—	(623,243)	13,278	(609,965)
Initial recognition and changes in fair value of biological assets and agricultural produce	(806)	(393)	(1,199)	—	—	—	31,025	(14,830)	16,195
Gain from changes in net realizable value of agricultural produce after harvest	—	—	—	—	—	—	2,704	(3,613)	(909)
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	(299)	(443)	(742)	—	—	—	221,095	(22,535)	198,560
General and administrative expenses	(155)	(9)	(164)	(19,626)	1,433	(18,193)	(56,426)	346	(56,080)
Selling expenses	(165)	16	(149)	(178)	33	(145)	(92,154)	1,939	(90,215)
Other operating income, net	10,668	2,728	13,396	(167)	36	(131)	99,727	4,505	104,232
Profit from Operations Before Financing and Taxation	10,049	2,292	12,341	(19,971)	1,502	(18,469)	172,242	(15,745)	156,497

Depreciation and amortization	(171)	(6)	(177)	—	—	—	(153,169)	(1,085)	(154,254)
Net gain from Fair value adjustment of investment property	10,680	2,729	13,409	—	—	—	10,680	2,729	13,409

Sugar, Ethanol and Energy, and Land Transformation segments have not been reconciliated due to the lack of differences.

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

Segment analysis for the year ended December 31, 2018

	Farming					Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	All other segments	Farming subtotal
Sales of goods and services rendered	164,538	100,013	33,201	1,919	299,671	510,938	—	—	810,609
Cost of goods sold and services rendered	(165,988)	(75,739)	(31,488)	(1,412)	(274,627)	(348,616)	—	—	(623,243)
Initial recognition and changes in fair value of biological assets and agricultural produce	36,422	8,967	7,295	(806)	51,878	(20,853)	—	—	31,025
Changes in net realizable value of agricultural produce after harvest	2,704	—	—	—	2,704	—	—	—	2,704
Margin on manufacturing and agricultural activities before operating expenses	37,676	33,241	9,008	(299)	79,626	141,469	—	—	221,095
General and administrative expenses	(4,239)	(5,070)	(2,034)	(155)	(11,498)	(25,302)	—	(19,626)	(56,426)
Selling expenses	(5,921)	(15,465)	(983)	(165)	(22,534)	(69,442)	—	(178)	(92,154)
Other operating income, net	5,422	275	(1,055)	10,668	15,310	48,357	36,227	(167)	99,727
Profit / (loss) from operations before financing and taxation	32,938	12,981	4,936	10,049	60,904	95,082	36,227	(19,971)	172,242

Depreciation and amortization	(1,697)	(5,846)	(2,253)	(171)	(9,967)	(143,202)	—	—	(153,169)
Net gain from Fair value adjustment of investment property	—	—	—	10,680	10,680	—	—	—	10,680
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	8,205	(181)	(599)	102	7,527	(37,808)	—	—	(30,281)
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	28,217	9,148	7,894	(908)	44,351	16,955	—	—	61,306
Changes in net realizable value of agricultural produce after harvest (unrealized)	(647)	—	—	—	(647)	—	—	—	(647)
Changes in net realizable value of agricultural produce after harvest (realized)	3,351	—	—	—	3,351	—	—	—	3,351

Farmlands and farmland improvements, net	547,842	173,481	727	22,891	744,941	51,567	—	—	796,508
Machinery, equipment and other fixed assets, net	5,049	23,135	32,821	459	61,464	338,607	—	—	400,071
Bearer plants, net	427	—	—	—	427	232,529	—	—	232,956
Work in progress	8,690	5,214	14,317	18	28,239	22,665	—	—	50,904
Investment property	—	—	—	40,725	40,725	—	—	—	40,725
Goodwill	9,463	4,142	—	2,110	15,715	5,635	—	—	21,350
Biological assets	27,347	17,173	10,298	3,094	57,912	47,475	—	—	105,387
Finished goods	29,144	9,507	1,170	—	39,821	39,937	—	—	79,758
Raw materials, stocks held by third parties and others	15,834	7,394	2,217	121	25,566	22,778	—	—	48,344
Total segment assets	643,796	240,046	61,550	69,418	1,014,810	761,193	—	—	1,776,003
Borrowings	111,692	58,999	543	4,860	176,094	600,810	—	85,212	862,116
Total segment liabilities	111,692	58,999	543	4,860	176,094	600,810	—	85,212	862,116

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Segment information (continued)

Segment analysis for the year ended December 31, 2017

	Farming					Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	All other segments	Farming subtotal
Sales of goods and services rendered	197,222	86,478	37,523	1,336	322,559	610,619	—	—	933,178
Cost of goods sold and services rendered	(196,302)	(71,087)	(36,979)	(853)	(305,221)	(461,506)	—	—	(766,727)
Initial recognition and changes in fair value of biological assets and agricultural produce	17,158	10,236	11,769	267	39,430	23,790	—	—	63,220
Changes in net realizable value of agricultural produce after harvest	8,852	—	—	—	8,852	—	—	—	8,852
Margin on manufacturing and agricultural activities before operating expenses	26,930	25,627	12,313	750	65,620	172,903	—	—	238,523
General and administrative expenses	(2,981)	(4,699)	(1,058)	(174)	(8,912)	(26,806)	—	(21,581)	(57,299)
Selling expenses	(7,501)	(13,324)	(711)	(156)	(21,692)	(73,664)	—	(43)	(95,399)
Other operating income, net	7,719	724	662	4,279	13,384	30,419	—	(40)	43,763
Profit / (loss) from operations before financing and taxation	24,167	8,328	11,206	4,699	48,400	102,852	—	(21,664)	129,588

Depreciation and amortization	(1,511)	(3,851)	(1,037)	(159)	(6,558)	(144,449)	—	—	(151,007)
Net gain from Fair value adjustment of investment property	—	—	—	4,302	4,302	—	—	—	4,302
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	4,366	5,346	1,849	159	11,720	2,925	—	—	14,645
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	12,792	4,890	9,920	108	27,710	20,865	—	—	48,575
Changes in net realizable value of agricultural produce after harvest (unrealized)	2,371	—	—	—	2,371	—	—	—	2,371
Changes in net realizable value of agricultural produce after harvest (realized)	6,481	—	—	—	6,481	—	—	—	6,481

Farmlands and farmland improvements, net	70,126	13,688	248	9,346	93,408	26,342	—	—	119,750
Machinery, equipment and other fixed assets, net	21,365	18,851	12,175	341	52,732	390,350	—	—	443,082
Bearer plants, net	252	—	—	1,832	2,084	236,826	—	—	238,910
Work in progress	714	1,940	5,659	—	8,313	21,322	—	—	29,635
Investment property	—	—	—	42,342	42,342	—	—	—	42,342
Goodwill	3,221	1,480	—	1,110	5,811	6,601	—	—	12,412
Biological assets	31,745	29,717	9,338	4,016	74,816	93,178	—	—	167,994
Finished goods	21,146	8,476	—	—	29,622	32,266	—	—	61,888
Raw materials,Stocks held by third parties and others	17,958	9,927	1,726	364	29,975	17,056	—	—	47,031
Total segment assets	166,527	84,079	29,146	59,351	339,103	823,941	—	—	1,163,044
Borrowings	69,789	62,790	2,384	3,829	138,792	633,638	—	45,528	817,958
Total segment liabilities	69,789	62,790	2,384	3,829	138,792	633,638	—	45,528	817,958

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Segment information (continued)

Segment analysis for the year ended December 31, 2016

	Farming					Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	All other segments	Farming subtotal
Sales of goods and services rendered	142,124	96,562	32,897	960	272,543	596,692	—	—	869,235
Cost of goods sold and services rendered	(141,731)	(83,574)	(32,571)	(212)	(258,088)	(420,493)	—	—	(678,581)
Initial recognition and changes in fair value of biological assets and agricultural produce	48,790	10,498	5,476	(13)	64,751	60,705	—	—	125,456
Changes in net realizable value of agricultural produce after harvest	(5,841)	—	—	—	(5,841)	—	—	—	(5,841)
Margin on manufacturing and agricultural activities before operating expenses	43,342	23,486	5,802	735	73,365	236,904	—	—	310,269
General and administrative expenses	(2,770)	(3,373)	(983)	(290)	(7,416)	(22,648)	—	(20,686)	(50,750)
Selling expenses	(5,692)	(11,583)	(752)	(49)	(18,076)	(62,518)	—	(79)	(80,673)
Other operating income, net	(8,787)	402	686	22,546	14,847	(8,903)	—	(192)	5,752
Profit / (loss) from operations before financing and taxation	26,093	8,932	4,753	22,942	62,720	142,835	—	(20,957)	184,598

Depreciation and amortization	(1,369)	(2,766)	(964)	(192)	(5,291)	(122,209)	—	—	(127,500)
Net gain from Fair value adjustment of investment property	—	—	—	14,049	14,049	—	—	—	14,049
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	5,790	2,316	1,319	107	9,532	279	—	—	9,811
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	43,000	8,182	4,157	(120)	55,219	60,426	—	—	115,645
Changes in net realizable value of agricultural produce after harvest (unrealized)	(90)	—	—	—	(90)	—	—	—	(90)
Changes in net realizable value of agricultural produce after harvest (realized)	(5,751)	—	—	—	(5,751)	—	—	—	(5,751)

Total segment assets and liabilities are measured in a manner consistent with that of the consolidated financial statements. These assets and liabilities are allocated based on the operations of the segment and the physical location of the asset.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Segment information (continued)

Total reportable segments’ assets and liabilities are reconciled to total assets as per the statement of financial position as follows:

	2018	2017
Total reportable assets as per segment information	1,776,003	1,163,044
Intangible assets (excluding goodwill)	6,559	4,780
Deferred income tax assets	16,191	30,808
Trade and other receivables	197,506	172,214
Other assets	1,192	565
Derivative financial instruments	6,286	4,483
Cash and cash equivalents	273,635	269,195
Total assets as per the statement of financial position	2,277,372	1,645,089

	2018	2017
Total reportable liabilities as per segment information	862,116	817,958
Trade and other payables	106,437	99,250
Deferred income tax liabilities	168,171	10,457
Payroll and social liabilities	27,197	28,507
Provisions for other liabilities	3,625	4,843
Current income tax liabilities	1,398	503
Derivative financial instruments	283	552
Total liabilities as per the statement of financial position	1,169,227	962,070

Non-current assets and revenues and fair value gains and losses are shown by geographic region. These are the regions in which the Group is active: Argentina, Brazil and Uruguay.

As of and for the year ended December 31, 2018:

	Argentina	Brazil	Uruguay	Total
Property, plant and equipment	811,890	656,586	11,963	1,480,439
Investment property	40,725	—	—	40,725
Goodwill	15,081	6,269	—	21,350
Non-current portion of biological assets	11,270	—	—	11,270

Sales of goods and services rendered	207,480	496,966	106,163	810,609
Initial recognition and changes in fair value of biological assets and agricultural produce	45,985	(13,541)	(1,419)	31,025
Changes in net realizable value of agricultural produce after harvest	1,148	1,436	120	2,704

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Segment information (continued)

As of and for the year ended December 31, 2017:

	Argentina	Brazil	Uruguay	Total
Property, plant and equipment	113,758	710,523	7,096	831,377
Investment property	42,342	—	—	42,342
Goodwill	5,095	7,317	—	12,412
Non-current portion of biological assets	11,276	—	—	11,276

Sales of goods and services rendered	214,888	545,859	172,431	933,178
Initial recognition and changes in fair value of biological assets and agricultural produce	36,341	26,326	553	63,220
Changes in net realizable value of agricultural produce after harvest	5,705	1,346	1,801	8,852

As of and for the year ended December 31, 2016:

	Argentina	Brazil	Uruguay	Total
Sales of goods and services rendered	164,264	432,468	272,503	869,235
Initial recognition and changes in fair value of biological assets and agricultural produce	62,970	62,556	(70)	125,456
Loss from changes in net realizable value of agricultural produce after harvest	(4,491)	(958)	(392)	(5,841)

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.	Sales

	2018	2017	2016
Manufactured products and services rendered:
Rice	92,560	83,849	94,331
Ethanol	324,661	241,650	211,451
Sugar	128,377	305,688	330,895
Soybean oil and meal	14,059	6,119	—
Energy	57,797	62,218	53,995
Powder milk	8,646	2,713	4,816
Services	487	1,144	1,160
Operating Leases	643	771	984
Others	7,826	5,273	1,423
	635,056	709,425	699,055
Agricultural produce and biological assets:
Soybean	66,471	79,408	63,797
Cattle for dairy	2,891	3,380	3,059
Corn	33,106	82,482	48,502
Cotton	—	420	1,434
Milk	19,267	31,656	24,561
Wheat	30,091	14,835	16,951
Peanut	1,752	3,648	1,703
Sunflower	1,314	3,163	7,275
Rice	216	—	950
Barley	1,203	1,888	1,240
Seeds	461	727	625
Others	1,411	2,146	83
	158,183	223,753	170,180
Total sales	793,239	933,178	869,235

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

The notional amount of these contracts is US$ 68.1 million as of December 31, 2018 (2017: US$ 63.3 million; 2016: US$ 111.8 million) comprised primarily of 11,498 thousand tons of sugar (US$ 2.7 million), 12,822 thousand m3 of ethanol (US$ 6.7 million), 636,647 thousand mwh of energy (US$ 40.3 million), 14,279 thousand tons of soybean (U$S 3.6 million), 26,273 thousand tons of wheat (US$ 5.3 million), and 53,927 thousand tons of corn (US$ 8.5 million) which expire between February 2019 and December 2019.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Cost of goods sold and services rendered

As of December 31, 2018:

	2018
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of 2018 (Note 19)	21,146	8,476	—	—	32,266	61,888
Adjustment of opening net book amount for the application of IAS 29	42	1,354	—	—	—	1,396
Cost of production of manufactured products (Note 6)	17,930	61,600	7,546	36	349,495	436,607
Purchases	63,533	15,540	872	—	43,531	123,476
Agricultural produce	104,941	—	20,879	1,277	—	127,097
Transfer to raw material	(24,375)	—	—	—	—	(24,375)
Direct agricultural selling expenses	12,629	—	—	—	—	12,629
Tax recoveries (i)	—	—	—	—	(32,380)	(32,380)
Changes in net realizable value of agricultural produce after harvest	(909)	—	—	—	—	(909)
Finished goods at the end of December 31, 2018 (Note 19)	(29,144)	(9,507)	(1,170)	—	(39,937)	(79,758)
Exchange differences	(8,857)	(2,490)	—	—	(4,359)	(15,706)
Cost of goods sold and services rendered, and direct agricultural selling expenses	156,936	74,973	28,127	1,313	348,616	609,965

(i) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values.

As of December 31, 2017:

	2017
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of 2017	13,117	5,473	—	—	49,601	68,191
Cost of production of manufactured products (Note 6)	5,565	68,969	—	237	378,864	453,635
Purchases	82,842	7,779	2,410	—	93,106	186,137
Agricultural produce	102,734	—	34,569	616	1,015	138,934
Transfer to raw material	(12,998)	(1,354)	—	—	—	(14,352)
Direct agricultural selling expenses	22,940	—	—	—	—	22,940
Tax recoveries (i)	—	—	—	—	(28,478)	(28,478)
Changes in net realizable value of agricultural produce after harvest	8,852	—	—	—	—	8,852
Finished goods at the end of December 31, 2017 (Note 19)	(21,146)	(8,476)	—	—	(32,266)	(61,888)
Exchange differences	(5,604)	(1,304)	—	—	(336)	(7,244)
Cost of goods sold and services rendered, and direct agricultural selling expenses	196,302	71,087	36,979	853	461,506	766,727

(i) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Cost of goods sold and services rendered (continued)

As of December 31, 2016:

	2016
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of 2016	16,034	6,904	55	—	24,631	47,624
Cost of production of manufactured products (Note 6)	478	61,254	371	206	376,791	439,100
Purchases	25,954	22,303	4,414	—	89,745	142,416
Agricultural produce	110,252	—	27,628	—	—	137,880
Transfer to raw material	(8,603)	—	—	—	—	(8,603)
Direct agricultural selling expenses	—	—	—	—	(24,156)	(24,156)
Tax recoveries (i)	19,077	—	—	—	—	19,077
Changes in net realizable value of agricultural produce after harvest	(5,841)	—	—	—	—	(5,841)
Finished goods at the end of December 31, 2016	(13,117)	(5,473)	—	—	(49,601)	(68,191)
Exchange differences	(2,503)	(1,414)	103	6	3,083	(725)
Cost of goods sold and services rendered, and direct agricultural selling expenses	141,731	83,574	32,571	212	420,493	678,581

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

The following table provides the additional disclosure required on the nature of expenses and their relationship to the function within the Group:

Expenses by nature for the year ended December 31, 2018:

	Cost of production of manufactured products (Note 5)						General and Administrative Expenses	Selling Expenses	Total
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	—	5,055	115	36	46,106	51,312	29,245	5,908	86,465
Raw materials and consumables	733	4,391	282	—	10,122	15,528	—	—	15,528
Depreciation and amortization	—	1,764	118	—	115,253	117,135	9,667	767	127,569
Fuel, lubricants and others	—	117	—	—	26,267	26,384	614	192	27,190
Maintenance and repairs	—	1,452	30	—	19,715	21,197	1,573	365	23,135
Freights	47	2,519	436	—	685	3,687	—	24,700	28,387
Export taxes / selling taxes	—	—	—	—	—	—	—	42,074	42,074
Export expenses	—	—	—	—	—	—	—	2,774	2,774
Contractors and services	2,885	254	1,279	—	7,901	12,319	—	—	12,319
Energy transmission	—	—	—	—	—	—	—	2,689	2,689
Energy power	—	1,239	138	—	1,340	2,717	145	57	2,919
Professional fees	—	52	—	—	484	536	7,781	556	8,873
Other taxes	—	71	—	—	1,841	1,912	1,309	10	3,231
Contingencies	—	—	—	—	—	—	1,345	—	1,345
Lease expense and similar arrangements	—	276	3	—	—	279	1,077	53	1,409
Third parties raw materials	—	2,913	—	—	13,154	16,067	—	—	16,067
Others	3	1,697	223	—	5,067	6,990	3,324	10,070	20,384
Subtotal	3,668	21,800	2,624	36	247,935	276,063	56,080	90,215	422,358
Own agricultural produce consumed	14,262	39,800	4,922	—	101,560	160,544	—	—	160,544
Total	17,930	61,600	7,546	36	349,495	436,607	56,080	90,215	582,902

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

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.	Expenses by nature (continued)

Expenses by nature for the year ended December 31, 2016:

	Cost of production of manufactured products (Note 5)
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total	General and Administrative Expenses	Selling Expenses	Total
Salaries, social security expenses and employee benefits	—	5,590	—	206	54,225	60,021	30,935	5,358	96,314
Raw materials and consumables	468	3,927	—	—	7,025	11,420	—	—	11,420
Depreciation and amortization	—	856	—	—	102,620	103,476	5,006	695	109,177
Fuel, lubricants and others	—	86	—	—	26,307	26,393	450	368	27,211
Maintenance and repairs	—	1,408	—	—	21,641	23,049	931	390	24,370
Freights	—	4,901	14	—	330	5,245	—	29,976	35,221
Export taxes / selling taxes	—	—	—	—	—	—	—	29,375	29,375
Export expenses	—	—	—	—	—	—	—	3,649	3,649
Contractors and services	10	—	39	—	4,374	4,423	—	—	4,423
Energy transmission	—	—	—	—	—	—	—	2,890	2,890
Energy power	—	913	—	—	1,007	1,920	795	211	2,926
Professional fees	—	90	—	—	387	477	5,495	1,105	7,077
Other taxes	—	58	—	—	2,012	2,070	653	8	2,731
Contingencies	—	—	—	—	—	—	1,835	—	1,835
Lease expense and similar arrangements	—	145	—	—	—	145	1,185	51	1,381
Third parties raw materials	—	3,001	—	—	26,552	29,553	—	—	29,553
Tax recoveries	—	—	—	—	(11,527)	(11,527)	—	—	(11,527)
Others	—	1,344	—	—	4,428	5,772	3,465	6,597	15,834
Subtotal	478	22,319	53	206	239,381	262,437	50,750	80,673	393,860
Own agricultural produce consumed	—	38,935	318	—	137,410	176,663	—	—	176,663
Total	478	61,254	371	206	376,791	439,100	50,750	80,673	570,523

7.	Salaries and social security expenses

	2018	2017	2016
Wages and salaries (i)	105,931	132,025	117,423
Social security costs	29,865	30,558	28,849
Equity-settled share-based compensation	4,728	5,552	4,796
	140,524	168,135	151,068

(i)	Includes US$ 32,636, US$ 41,172 and US$ 28,475, capitalized in Property, Plant and Equipment for the years 2018, 2017 and 2016, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

8.	Other operating income, net

	2018	2017 (*)	2016 (*)
Gain from disposal of farmland and other assets (Note 21)	36,227	—	—
Gain / (Loss) from commodity derivative financial instrument	54,694	40,842	(16,007)
Loss from disposal of other property items	(95)	(986)	(1,255)
Settlement agreement (Note 29)	—	—	8,489
Net gain from fair value adjustment of investment property	13,409	4,302	14,049
Losses related to energy business	—	(3,247)	—
Others	(3)	2,852	476
	104,232	43,763	5,752

(*) Prior periods have been recast to reflect the Company's change in accounting policy for Investment properties as described in Note 33.

9.	Financial results, net

	2018	2017	2016
Finance income:
- Interest income	7,915	11,230	7,671
- Other income	666	514	286
Finance income	8,581	11,744	7,957

Finance costs:
- Interest expense	(51,577)	(52,308)	(48,198)
- Cash flow hedge – transfer from equity (Note 2)	(26,693)	(20,758)	(85,214)
- Foreign exchange losses, net	(183,195)	(38,708)	(19,062)
- Taxes	(3,136)	(3,705)	(2,719)
- Loss from interest rate/foreign exchange rate derivative financial instruments	(3,024)	(2,163)	(5,694)
- Prepayment related expenses (Note 26 - Brazilian subsidiaries)	—	(10,847)	—
- Other expenses	(3,638)	(2,860)	(4,493)
Finance costs	(271,263)	(131,349)	(165,380)
Other financial results - Net gain of inflation effects on the monetary items	81,928	—	—
Total financial results, net	(180,754)	(119,605)	(157,423)

10.	Taxation

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

	2018	2017 (*)	2016 (*)
Current income tax	(2,846)	(13,425)	(21,505)
Deferred income tax	3,870	18,417	8,606
Income tax benefit / (expense)	1,024	4,992	(12,899)

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.	Taxation (continued)

(*) Prior periods have been recast to reflect the Company's change in accounting policy for Investment properties as described in Note 33.

The statutory tax rate in the countries where the Group operates for all of the years presented are:

Tax Jurisdiction	Income Tax Rate
Argentina (i)	30%
Brazil	34%
Uruguay	25%
Spain	25%
Luxembourg	26%

(i) During 2017, the Argentine Government introduced changes in the income tax. The income tax rate will be reduced to 30% for the years 2018 and 2019, and to 25% from 2020 onwards. A new tax on dividends is created with a rate of 7% for the years 2018 and 2019, and 13% from 2020 onwards. Considering 2018 resulted in losses for Argentine subsidiaries, no deferred income tax liability was recognized for future tax dividends.

Deferred tax assets and liabilities of the Group as of December 31, 2018 and 2017, without taking into consideration the offsetting of balances within the same tax jurisdiction, will be recovered or settled as follows:

	2018	2017
Deferred income tax asset to be recovered after more than 12 months	76,225	97,992
Deferred income tax asset to be recovered within 12 months	62,626	20,191
Deferred income tax assets	138,851	118,183

Deferred income tax liability to be settled after more than 12 months	(289,158)	(91,742)
Deferred income tax liability to be settled within 12 months	(1,673)	(6,090)
Deferred income tax liability	(290,831)	(97,832)
Deferred income tax (liability) / assets, net	(151,980)	20,351

The gross movement on the deferred income tax account is as follows:

	2018	2017
Beginning of year	20,351	10,354
Tax effect on the opening net book amount for the application of IAS 29	(64,208)	—
Exchange differences	16,878	295
Effect of adoption of fair value valuation for farmlands	(139,223)	—
Others	(970)	—
Tax (charge) relating to cash flow hedge (i)	11,322	(8,715)
Income tax benefit	3,870	18,417
End of year	(151,980)	20,351

(i) Relates to the gain or loss before income tax of cash flow hedge recognized in other comprehensive income amounting to US$ 75,822 for the year ended December 31, 2018 (2017: US$ (565)); net of the reclassification from Equity to Income Statements of US$ (32,305) for the year ended December 31, 2018 (2017: US$ (20,758))

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

The movement in the deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred income tax liabilities	Property, plant and equipment	Investment property	Biological assets	Others	Total
At January 1, 2017	58,832	13,543	14,122	17,475	103,972
Charged / (credited) to the statement of income	11,411	1,076	3,707	(15,583)	611
Exchange differences	(4,437)	(1,990)	(1,057)	733	(6,751)
At December 31, 2017	65,806	12,629	16,772	2,625	97,832
Charged / (credited) to the statement of income	31,237	2,730	(10,438)	1,570	25,099
Tax effect on the opening net book amount for the application of IAS 29	63,357	—	164	687	64,208
Effect of adoption of fair value valuation for farmlands	139,223	—	—	—	139,223
Exchange differences	(29,040)	(3,405)	(3,032)	(54)	(35,531)
At December 31, 2018	270,583	11,954	3,466	4,828	290,831

Deferred income tax assets	Provisions	Tax loss carry forwards	Equity-settled share-based compensation	Biological assets	Others	Total
At January 1, 2017	2,431	97,118	5,640	—	9,137	114,326
Charged / (credited) to the statement of income	(705)	11,907	41	—	7,785	19,028
Tax charge relating to cash flow hedge	—	(8,715)	—	—	—	(8,715)
Exchange differences	757	(4,193)		—	(3,020)	(6,456)
At December 31, 2017	2,483	96,117	5,681	—	13,902	118,183
(Credited) / charged to the statement of income	2,003	(10,798)	(379)	4,572	33,571	28,969
Others	—	—	—	—	(970)	(970)
Tax charge relating to cash flow hedge	—	11,322	—	—	—	11,322
Exchange differences	(526)	(16,421)	—	22	(1,728)	(18,653)
At December 31, 2018	3,960	80,220	5,302	4,594	44,775	138,851

Tax loss carry forwards in Argentina and Uruguay generally expire within 5 years. Tax loss carry forwards in Brazil and Luxembourg do not expire. However, in Brazil, the taxable profit for each year can only be reduced by tax loss carry forward up to a maximum of 30%.

In order to fully realize the deferred tax asset, the Group will need to generate future taxable income in the countries where the tax loss carry forward were incurred. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that as at December 31, 2018, it is probable that the Group will realize some portion of the deferred tax assets in Brazil and Argentina.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.	Taxation (continued)

As of December 31, 2018, the Group’s tax loss carry forwards and their corresponding jurisdictions are as follows:

Jurisdiction	Tax loss carry forward	Expiration period
Argentina (1)	83,872	5 years
Brazil	155,124	No expiration date.
Uruguay	4,986	5 years
Luxembourg	28,231	No expiration date.

(1) As of December 31, 2018, the ageing of the determination tax loss carry forward in Argentina is as follows:

Year of generation	Amount
2015	17,536
2016	1,565
2017	15,889
2018	48,882

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The Group did not recognize deferred income tax assets of US$ 1.2 million in respect of losses amounting to US$ 4.7 million that can be carried forward against future taxable income.

The tax on the Group’s profit before income tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	2018	2017 (*)	2016 (*)
Tax calculated at the tax rates applicable to profits in the respective countries	2,956	(3,013)	(7,156)
Non-deductible items	(2,249)	(1,406)	(3,304)
Non-deductible items – changes in estimates on previous year	—	—	(1,182)
Effect of the changes in the statutory income tax rate in Argentina	(1,013)	1,781	—
Unused tax losses	(4,181)	(2,265)	—
Tax losses where no deferred tax asset was recognized	(2,368)	(29)	(569)
Non-taxable income	13,069	2,437	—
Previously unrecognized tax losses now recouped to reduce tax expenses	—	7,595	—
Effect of IAS 29 on Argentina´s Shareholder´s equity and deferred income tax	(5,825)	—	—
Others	635	(108)	(688)
Income tax benefit / (expense)	1,024	4,992	(12,899)

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

	2018	2017	2016
(Loss) / Profit from operations attributable to equity holders of the Group	(24,622)	13,198	11,568
Weighted average number of shares in issue (thousands)	116,637	120,599	121,421
Basic (loss) / earnings per share from operations	(0.211)	0.109	0.095

(b) Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares. The Group has two categories of dilutive potential shares: equity-settled share options and restricted units. For these instruments, a calculation is done to determine the number of shares that could have been acquired at fair value, based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the equity-settled share options. As of December 31, 2018, there were 737 thousands (2017: 851 thousands; 2016: 1,658 thousands) share options/restricted units outstanding that could potentially have a dilutive impact in the future but were antidilutive for the periods presented.

	2018	2017	2016
(Loss) / Profit from operations attributable to equity holders of the Group	(24,622)	13,198	11,568
Weighted average number of shares in issue (thousands)	116,637	120,599	121,421
Adjustments for:
- Employee share options and restricted units (thousands)	1,198	1,604	1,695
Weighted average number of shares for diluted earnings per share (thousands)	117,835	122,203	123,116
Diluted (loss) / earnings per share from operations	(0.211)	0.108	0.094

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

12.	Property, plant and equipment

Changes in the Group’s property, plant and equipment in 2018 and 2017 were as follows:

	Farmlands (*)	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and fittings	Bearer plants	Others	Work in progress	Total
At January 1, 2017
Cost	122,117	20,907	305,748	633,536	341,666	15,067	21,641	1,460,682
Accumulated depreciation	—	(11,267)	(115,693)	(382,226)	(125,497)	(11,132)	—	(645,815)
Net book amount	122,117	9,640	190,055	251,310	216,169	3,935	21,641	814,867
At December 31, 2017
Opening net book amount	122,117	9,640	190,055	251,310	216,169	3,935	21,641	814,867
Exchange differences	(11,374)	(1,219)	(4,473)	(5,853)	(4,089)	(390)	(2,901)	(30,299)
Additions	—	—	15,495	62,101	84,278	2,351	37,856	202,081
Transfers	—	2,711	12,963	11,183	—	11	(26,868)	—
Disposals	—	—	(162)	(3,913)	—	(40)	—	(4,115)
Reclassification to non-income tax credits (**)	—	—	(205)	(788)	—	—	(93)	(1,086)
Depreciation	—	(2,125)	(20,829)	(67,960)	(57,448)	(1,709)	—	(150,071)
Closing net book amount	110,743	9,007	192,844	246,080	238,910	4,158	29,635	831,377

	Farmlands (*)	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and fittings	Bearer plants	Others	Work in progress	Total
At December 31, 2017
Cost	110,743	22,399	329,366	696,266	421,855	16,999	29,635	1,627,263
Accumulated depreciation	—	(13,392)	(136,522)	(450,186)	(182,945)	(12,841)	—	(795,886)
Net book amount	110,743	9,007	192,844	246,080	238,910	4,158	29,635	831,377
Year ended December 31, 2018
Opening net book amount	110,743	9,007	192,844	246,080	238,910	4,158	29,635	831,377
Adjustment of opening net book amount for the application of IAS 29	211,328	11,520	22,563	5,181	—	1,140	856	252,588
Exchange differences	(78,858)	(3,310)	(34,195)	(49,222)	(36,504)	1,410	(6,408)	(207,087)
Additions	—	97	13,773	50,759	96,365	2,098	61,829	224,921
Revaluation surplus (Note 33)	545,129	—	—	—	—	—	—	545,129
Reclassification from investment property	3,313	—	—	—	—	—	—	3,313
Transfers	—	2,012	14,264	18,577	—	49	(34,902)	—
Disposals	—	—	(149)	(2,144)	—	(85)	(67)	(2,445)
Disposals of subsidiaries	(11,471)	—	(593)	(17)	(1,667)	—	—	(13,748)
Reclassification to non-income tax credits (**)	—	—	(114)	(422)	—	—	(39)	(575)
Depreciation	—	(3,002)	(19,771)	(63,644)	(64,148)	(2,469)	—	(153,034)
Closing net book amount	780,184	16,324	188,622	205,148	232,956	6,301	50,904	1,480,439
At December 31, 2018
Cost of fair value	780,184	32,718	344,915	718,978	480,049	21,611	50,904	2,429,359
Accumulated depreciation	—	(16,394)	(156,293)	(513,830)	(247,093)	(15,310)	—	(948,920)
Net book amount	780,184	16,324	188,622	205,148	232,956	6,301	50,904	1,480,439

(*) Prior periods have been recast to reflect the Company's change in accounting policy for Investment properties as described in Note 33.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

12.	Property, plant and equipment (continued)

(**) Brazilian federal tax law allows entities to take a percentage of the total cost of the assets purchased as a tax credit. As of December 31, 2018 and 2017, ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) tax credits were reclassified to trade and other receivables.

Depreciation is calculated using the straight-line method to allocated their cost over the estimated usefull lives. Farmlands are not depreciated.

Farmland improvements	5-25 years
Buildings and facilities	20 years
Furniture and fittings	10 years
Computer equipment	3-5 years
Machinery and equipment	4-10 years
Vehicles	4-5 years
Bearer plants	6 years - based on productivity

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each statement of financial position date.
 Since September 2018 the Group changed the accounting policy for its farmlands (See Note 33 - Basis of presentation - Changes in accounting policies), adopting the valuation at Fair Value. For all farmlands with a total valuation of US$ 785 million as of December 31, 2018, the valuation was determined using sales Comparison Approach prepared by an independent expert. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant premise being the price per hectare (Level 3). The Group estimated that, other factors being constant, a 10% reduction on the Sales price for the period ended December 31, 2018 would have reduced the value of the farmlands on US$ 78.5 million, which would impact, net of its tax effect on the "Revaluation surplus" item in the statement of Changes in Shareholders' Equity. If farmlands were stated on the historical cost basis, the amount as of December 31, 2018 would be US$ 235 million”.

Depreciation charges are included in “Cost of production of Biological Assets”, “Cost of production of manufactures products”, “General and administrative expenses”, “Selling expenses” and capitalized in “Property, plant and equipment” for the years ended December 31, 2018 and 2017.

During the year ended December 31, 2018, borrowing costs of US$ 12,764 (2017:US$ 3,660) were capitalized as components of the cost of acquisition or construction for qualifying assets.

Certain of the Group’s assets have been pledged as collateral to secure the Group’s borrowings and other payables. The net book value of the pledged assets amounts to US$ 349,400 as of December 31, 2018 (2017: US$ 265,099).

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

13.	Investment property

Changes in the Group’s investment property in 2018 and 2017 were as follows:

	2018	2017 (*)
Beginning of the year	42,342	44,581
Net gain from fair value adjustment (Note 8)	13,409	4,302
Reclassification to property, plant and equipment (i)	(3,313)	—
Exchange difference	(11,713)	(6,541)
End of the year	40,725	42,342
Fair value	40,725	42,342
Net book amount	40,725	42,342

(i)       Relates to new contracts with third parties.

Since September 2018 the Group changed the accounting policy for all Investment properties. (See Note 33 - Basis of presentation - Changes in accounting policies), adopting the valuation at Fair Value. For all Investment properties with a total valuation of US$ 40.7 million as of December 31, 2018, the valuation was determined using Sales Comparison Approach prepared by an independent expert. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant premise being the price per hectare (Level 3). The increase /decrease in the Fair value is recognized in the Statement of income under the line item "Other operating income, net". The Group estimated that, other factors being constant, a 10% reduction on the Sales price for the period ended December 31, 2018 would have reduced the value of the Investment properties on US$ 4.1 million, which would impact the line item "Net gain from fair value adjustment ".

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

14.	Intangible assets

Changes in the Group’s intangible assets in 2018 and 2017 were as follows:

	Goodwill	Software	Others	Total
At January 1, 2017
Cost	13,405	5,406	2,671	21,482
Accumulated amortization	—	(2,505)	(1,725)	(4,230)
Net book amount	13,405	2,901	946	17,252
Year ended December 31, 2017
Opening net book amount	13,405	2,901	946	17,252
Exchange differences	(993)	(244)	(10)	(1,247)
Additions	—	2,089	34	2,123
Amortization charge (i)	—	(895)	(41)	(936)
Closing net book amount	12,412	3,851	929	17,192
At December 31, 2017
Cost	12,412	7,251	2,695	22,358
Accumulated amortization	—	(3,400)	(1,766)	(5,166)
Net book amount	12,412	3,851	929	17,192
Year ended December 31, 2018
Opening net book amount	12,412	3,851	929	17,192
Adjustment of opening net book amount for the application of IAS 29 (Note 33)	15,554	836	—	16,390
Exchange differences	(6,616)	(1,139)	(20)	(7,775)
Additions	—	3,217	105	3,322
Amortization charge (i)	—	(1,168)	(52)	(1,220)
Closing net book amount	21,350	5,597	962	27,909
At December 31, 2018
Cost	21,350	10,163	2,781	34,294
Accumulated amortization	—	(4,566)	(1,819)	(6,385)
Net book amount	21,350	5,597	962	27,909

(i)
Amortization charges are included in “General and administrative expenses” and “Selling expenses” for the years ended December 31, 2018 and 2017, respectively. There were no impairment charges for any of the years presented (see Note 32 (a)).

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.	Biological assets

Changes in the Group’s biological assets in 2018 and 2017 were as follows:

	2018
	Crops (ii)	Rice (ii)	Dairy	All other segments	Sugarcane (ii)	Total
Beginning of the year	31,745	29,717	9,338	4,016	93,178	167,994
Adjustment of opening net book amount for the application of IAS 29	640	17	—	—	—	657
Increase due to purchases	—	—	—	906	—	906
Initial recognition and changes in fair value of biological assets (i)	28,663	4,125	5,455	(1,198)	(20,850)	16,195
Decrease due to harvest / disposals	(104,941)	(39,578)	(25,800)	(1,278)	(105,536)	(277,133)
Costs incurred during the year	78,984	33,121	23,731	1,769	94,121	231,726
Exchange differences	(7,744)	(10,229)	(2,426)	(1,121)	(13,438)	(34,958)
End of the year	27,347	17,173	10,298	3,094	47,475	105,387

	2017
	Crops (ii)	Rice (ii)	Dairy	All other segments	Sugarcane (ii)	Total
Beginning of the year	28,189	25,575	6,827	2,433	82,380	145,404
Increase due to purchases	—	—	610	1,084	—	1,694
Initial recognition and changes in fair value of biological assets (i)	17,158	10,236	11,769	267	23,790	63,220
Decrease due to harvest / disposals	(102,734)	(43,842)	(34,569)	(616)	(113,184)	(294,945)
Costs incurred during the year	92,034	39,547	26,002	1,478	101,277	260,338
Exchange differences	(2,902)	(1,799)	(1,301)	(630)	(1,085)	(7,717)
End of the year	31,745	29,717	9,338	4,016	93,178	167,994

(i)       Biological asset with a production cycle of more than one year (that is dairy and cattle) generated “Initial recognition and changes in fair value of biological assets” amounting to US$ 4,257 for the year ended December 31, 2018 (2017: US$ 12,036). In 2018, an amount of US$ 2,414 (2017: US$ 2,830) was attributable to price changes, and an amount of US$ 1,843 (2017: US$ 9,206) was attributable to physical changes.
(ii)Biological assets that are measured at fair value within level 3 of the hierarchy.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.	Biological assets (continued)

Cost of production as of December 31, 2018:

	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	2,710	5,336	3,429	540	9,408	21,423
Depreciation and amortization	147	—	—	—	3,436	3,583
Fertilizers, agrochemicals and seeds	34,961	10,189	—	—	35,016	80,166
Fuel, lubricants and others	811	660	683	60	2,790	5,004
Maintenance and repairs	943	2,349	1,557	287	1,789	6,925
Freights	119	387	80	92	—	678
Contractors and services	23,231	10,571	—	38	5,621	39,461
Feeding expenses	—	—	9,795	146	—	9,941
Veterinary expenses	—	—	1,522	141	—	1,663
Energy power	109	2,432	764	—	—	3,305
Professional fees	165	83	140	4	177	569
Other taxes	1,293	114	8	83	42	1,540
Lease expense and similar arrangements	11,868	174	—	3	34,666	46,711
Others	2,627	826	289	30	1,176	4,948
Subtotal	78,984	33,121	18,267	1,424	94,121	225,917
Own agricultural produce consumed	—	—	5,464	345	—	5,809
Total	78,984	33,121	23,731	1,769	94,121	231,726

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.	Biological assets (continued)

Cost of production as of December 31, 2017:

	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	3,999	7,312	4,762	386	12,224	28,683
Depreciation and amortization	413	—	—	—	5,989	6,402
Fertilizers, agrochemicals and seeds	35,715	10,647	9	—	31,144	77,515
Fuel, lubricants and others	1,075	666	741	64	3,220	5,766
Maintenance and repairs	1,303	2,419	1,912	220	2,329	8,183
Freights	234	500	128	77	—	939
Contractors and services	29,738	14,706	—	30	4,232	48,706
Feeding expenses	—	—	9,585	174	—	9,759
Veterinary expenses	—	—	1,783	148	—	1,931
Energy power	123	1,954	698	—	—	2,775
Professional fees	180	173	220	19	84	676
Other taxes	1,621	156	7	129	91	2,004
Lease expense and similar arrangements	13,057	138	—	—	40,757	53,952
Others	4,576	876	368	122	1,207	7,149
Subtotal	92,034	39,547	20,213	1,369	101,277	254,440
Own agricultural produce consumed	—	—	5,789	109	—	5,898
Total	92,034	39,547	26,002	1,478	101,277	260,338

Biological assets in December 31, 2018 and 2017 were as follows:

	2018	2017
Non-current
Cattle for dairy production (i)	9,859	8,989
Breeding cattle (ii)	1,310	1,984
Other cattle (ii)	101	303
	11,270	11,276
Current
Breeding cattle (iii)	1,683	1,729
Other cattle (iii)	439	349
Sown land – crops (ii)	27,347	31,745
Sown land – rice (ii)	17,173	29,717
Sown land – sugarcane (ii)	47,475	93,178
	94,117	156,718
Total biological assets	105,387	167,994

(i)	Classified as bearer and mature biological assets.

(ii)	Classified as consumable and immature biological assets.

(iii)	Classified as consumable and mature biological assets.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.	Biological assets (continued)

The fair value less estimated point of sale costs of agricultural produce at the point of harvest amounted to US$ 105,536 for the year ended December 31, 2018 (2017: US$ 113,184).

The following table presents the Group´s biological assets that are measured at fair value at December 31, 2018 and 2017 (see Note 17 to see the description of each fair value level):

	2018				2017
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Cattle for dairy production	—	9,859	—	9,859	—	8,989	—	8,989
Breeding cattle	2,993	—	—	2,993	3,713	—	—	3,713
Other cattle	—	540	—	540	—	652	—	652
Sown land – sugarcane	—	—	47,475	47,475	—	—	93,178	93,178
Sown land – crops	—	—	27,347	27,347	—	—	31,745	31,745
Sown land – rice	—	—	17,173	17,173	—	—	29,717	29,717

There were no transfers between any levels during the year.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.	Biological assets (continued)

The following significant unobservable inputs were used to measure the Group´s biological assets using the discounted cash flow valuation technique:

Description	Unobservable inputs	Range of unobservable inputs		Relationship of unobservable inputs to fair value
		2018	2017
Sown land – sugarcane	Sugarcane yield – tonnes per hectare; Sugarcane TRS (kg of sugar per ton of cane) Production Costs – US$ per hectare. (Include maintenance, harvest and leasing costs)	-Sugarcane yield: 60-100 tn/ha -Sugarcane TRS: 120-140 kg of sugar/ton of cane -Maintenance costs: 500-700 US$/ha -Harvest costs: 9.0 -15.0 US$/ton of cane -Leasing costs: 12.0-14.4 tn/ha	-Sugarcane yield: 60-100 tn/ha -Sugarcane TRS: 120-140 kg of sugar/ton of cane -Maintenance costs: 500-700 US$/ha -Harvest costs: 9.0 -14.0 US$/ton of cane -Leasing costs: 11.4-14.4 tn/ha
The higher the sugarcane yield, the higher the fair value. The higher the maintenance, harvest and leasing costs per hectare, the lower the fair value. The higher the TRS of sugarcane, the higher the fair value.

Sown land – crops	Crops yield – tonnes per hectare; Commercial Costs – US$ per hectare; Production Costs – US$ per hectare.
- Crops yield: 1.2 – 5.2 tn/ha for Wheat, 2.2 – 9.4  tn/ha for Corn, 1.1 - 4.1 tn/ha for Soybean and 1.5-2.1 for Sunflower
- Commercial Costs: 55-120 US$/ha for Wheat, 85-230 US$/ha for Corn, 55-110 US$/ha for Soybean and 45-80 US$/ha for Sunflower
- Production Costs: 140-460 US$/ha for Wheat, 300-620 US$/ha for Corn, 260-460 US$/ha for Soybean and 220-360 US$/ha for Sunflower

- Crops yield: 1.5 – 5.1 tn/ha for Wheat, 4.0 – 8.0  tn/ha for Corn, 1.4 - 3.4 tn/ha for Soybean and 2.1-3.5 for Sunflower
- Commercial Costs: 50-110 US$/ha for Wheat, 107-300 US$/ha for Corn, 172-176 US$/ha for Soybean and 10-37 US$/ha for Sunflower
- Production Costs: 200-540 US$/ha for Wheat, 230-550 US$/ha for Corn, 250-350 US$/ha for Soybean and 230-350 US$/ha for Sunflower

The higher the crops yield, the higher the fair value. The higher the commercial and direct costs per hectare, the lower the fair value.
Sown land – rice	Rice yield – tonnes per hectare; Commercial Costs – US$ per hectare; Production Costs – US$ per hectare.	-Rice yield: 6.0 -7.4 tn/ha -Commercial Costs: 11-14 US$/ha -Production Costs: 830-1,090 US$/ha	-Rice yield: 5.0 -5.9 tn/ha -Commercial Costs: 3-9 US$/ha -Production Costs: 750-1,000 US$/ha	The higher the rice yield, the higher the fair value. The higher the commercial and direct costs per hectare, the lower the fair value.

As of December 31, 2018, the impact of a reasonable 10 % increase (decrease) in estimated costs, with all other variables held constant, would result in a decrease (increase) in the fair value of the Group’s plantations less cost to sell of US$ 7.9 million for sugarcane, US$ 2.8 million for crops and US$ 2.0 million for rice.

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

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.	Investments in joint ventures

The table below lists the Group’s investment in joint ventures for the years ended December 31, 2018, 2017 and 2016:

		% of ownership interest held
Name of the entity	Country of incorporation and operation	December 31, 2018	December 31, 2017	December 31, 2016
CHS AGRO S.A. (i)	Argentina	50%	50%	50%

On February 26, 2013, the Group formed CHS AGRO, a joint venture with CHS Inc. CHS Inc. is a leading farmer-owned energy, grains and foods company based in the United States. The Group holds a 50% interest in CHS AGRO. On October 2014, CHS AGRO finished its sunflower processing plant in the city of Pehuajo, Province of Buenos Aires, Argentina.

The following amounts represent the assets (including goodwill) and liabilities, and income and expenses of the joint ventures:

	2018	2017
Assets:
Non-current assets	9,860	7,931
Current assets	6,710	8,882
	16,570	16,813
Liabilities:
Non-current liabilities	25,949	22,002
Current liabilities	18,622	19,197
	44,571	41,199
Net liabilities of joint venture	(28,001)	(24,386)

	2018	2017	2016
Income	9,305	14,879	9,390
Expenses	(31,989)	(22,657)	(16,048)
Loss before income tax	(22,684)	(7,778)	(6,658)

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

(b) Financial assets at amortized cost.

Financial assets at amortized cost, namely loans and receivables, are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables comprise “trade and other receivables” and “cash and cash equivalents” in the statement of financial position.

The following tables show the carrying amounts of financial assets and financial liabilities by category of financial instrument and reconciliation to the corresponding line item in the statements of financial position, as appropriate. Since the line items “Trade and other receivables, net” and “Trade and other payables” contain both financial instruments and non-financial assets or liabilities (such as other tax receivables or advance payments for services to be received in the future), the reconciliation is shown in the columns headed “Non-financial assets” and “Non-financial liabilities”. There was no reclassification between categories for the adoption of IFRS 9 (see Note 33).

	Financial assets at amortized cost	Assets at fair value through profit or loss	Subtotal financial assets	Non- financial assets	Total
December 31, 2018
Assets as per statement of financial position
Trade and other receivables	91,183	—	91,183	106,323	197,506
Derivative financial instruments	—	6,286	6,286	—	6,286
Cash and cash equivalents	273,635	—	273,635	—	273,635
Total	364,818	6,286	371,104	106,323	477,427

	Liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Subtotal financial liabilities	Non- financial liabilities	Total
Liabilities as per statement of financial position
Trade and other payables	—	96,167	96,167	10,270	106,437
Borrowings (excluding finance lease liabilities) (i)	—	861,521	861,521	—	861,521
Finance leases	—	595	595	—	595
Derivative financial instruments (i)	283	—	283	—	283
Total	283	958,283	958,566	10,270	968,836

(i)    Effective July 1, 2013, the Group formally documented and designated cash flow hedging relationships to hedge the foreign exchange rate risk of a portion of its highly probable future sales in U.S. Dollars using a portion of its borrowings denominated in U.S. Dollars, currency forwards and foreign currency floating-to-fixed interest rate swaps (see Note 2).

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.	Financial instruments by category (continued)

	Financial assets at amortized cost	Assets at fair value through profit or loss	Subtotal financial assets	Non- financial assets	Total
December 31, 2017
Assets as per statement of financial position
Trade and other receivables	68,869	—	68,869	103,345	172,214
Derivative financial instruments	—	4,483	4,483	—	4,483
Cash and cash equivalents	269,195	—	269,195	—	269,195
Total	338,064	4,483	342,547	103,345	445,892

	Liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Subtotal financial liabilities	Non- financial liabilities	Total
Liabilities as per statement of financial position
Trade and other payables	—	86,066	86,066	13,184	99,250
Borrowings (excluding finance lease liabilities) (i)	—	817,853	817,853	—	817,853
Finance leases	—	105	105	—	105
Derivative financial instruments (i)	552	—	552	—	552
Total	552	904,024	904,576	13,184	917,760

(i)    Effective July 1, 2013,the Group formally documented and designated cash flow hedging relationships to hedge the foreign exchange rate risk of a portion of its highly probable future sales in U.S. Dollars using a portion of its borrowings denominated in U.S. Dollars, currency forwards and foreign currency floating-to-fixed interest rate swaps (see Note 2).

Liabilities carried at amortized cost also included liabilities under finance leases where the Group is the lessee and which therefore have to be measured in accordance with IAS 17. The categories disclosed are determined by reference to IFRS 9. Finance leases are excluded from the scope of IFRS 7. Therefore, finance leases have been shown separately.

Because of the short maturities of most trade accounts receivable and payable, other receivables and liabilities, and cash and cash equivalents, their carrying amounts at the closing date do not differ significantly from their respective fair values. The fair value of long-term borrowings is disclosed in Note 26.

Income, expense, gains and losses on financial instruments can be assigned to the following categories:

	Financial asset at amortized cost	Assets/ liabilities at fair value through profit or loss	Other financial liabilities at amortized cost	Total
December 31, 2018
Interest income (i)	7,915	—	—	7,915
Interest expense (i)	(35,794)	—	(15,783)	(51,577)
Foreign exchange gains / (losses) (i)	(108,936)	(41,218)	(33,041)	(183,195)
Gain from derivative financial instruments (ii)	—	51,670	—	51,670
Net result	(136,815)	10,452	(48,824)	(175,187)

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.	Financial instruments by category (continued)

	Financial assets at amortized cost	Assets/ liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Total
December 31, 2017
Interest income (i)	11,230	—	—	11,230
Interest expense (i)	(41,968)	—	(10,340)	(52,308)
Foreign exchange gains/ (losses) (i)	(15,634)	(9,402)	(13,672)	(38,708)
Loss from derivative financial instruments (ii)	—	38,679	—	38,679
Net result	(46,372)	29,277	(24,012)	(41,107)

(i)	Included in “Financial Results, net” in the statement of income.

(ii)	Included in “Other operating income, net” and “Financial Results, net” in the statement of income.

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

As of December 31, 2018 and 2017, the financial instruments recognized at fair value on the statement of financial position comprise derivative financial instruments.

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

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of December 31, 2018 and 2017 and their allocation to the fair value hierarchy:

		Level 1	Level 2	Total
Assets
Derivative financial instruments	2018	6,286	—	6,286
Derivative financial instruments	2017	4,463	20	4,483

Liabilities
Derivative financial instruments	2018	(254)	(29)	(283)
Derivative financial instruments	2017	(498)	(54)	(552)

There were no transfers within level 1 and 2 during the years ended December 31, 2018 and 2017.

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

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for this purpose, details of which may be obtained from the following table:

Class	Pricing Method	Parameters	Pricing Model	Level	Total

Futures	Quoted price	—	—	1	5,790

Options	Quoted price	—	—	1	242

NDF	Quoted price	Foreign-exchange curve.	Present value method	2	(29)
					6,003

18.	Trade and other receivables, net

	2018	2017
Non-current
Trade receivables	—	6,597
Trade receivables	—	6,597
Advances to suppliers	2,343	2,363
Income tax credits	4,429	6,955
Non-income tax credits (i)	15,998	1,863
Judicial deposits	2,908	3,191
Receivable from disposal of subsidiary (Note 21)	10,944	—
Other receivables	2,198	1,138
Non-current portion	38,820	22,107
Current
Trade receivables	60,167	43,078
Receivables from related parties (Note 31)	8,337	10,218
Less: Allowance for trade receivables	(2,503)	(1,002)
Trade receivables – net	66,001	52,294
Prepaid expenses	9,396	11,565
Advances to suppliers	43,365	36,497
Income tax credits	2,560	2,046
Non-income tax credits (i)	28,232	38,865
Receivable from disposal of subsidiary (Note 21)	3,709	—
Cash collateral	1,505	380
Receivables from related parties (Note 31)	324	176
Other receivables	3,594	8,284
Subtotal	92,685	97,813
Current portion	158,686	150,107
Total trade and other receivables, net	197,506	172,214

(i) Includes US$ 575 (2017: 1,086) reclassified from property, plant and equipment.

The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other receivables approximate their carrying amount, as the impact of discounting is not significant.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

18.	Trade and other receivables, net (continued)

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies (expressed in U.S. Dollars):

	2018	2017
Currency
U.S. Dollar	52,342	50,400
Argentine Peso	42,896	48,911
Uruguayan Peso	534	415
Brazilian Reais	101,734	72,488
	197,506	172,214

As of December 31, 2018 trade receivables of US$ 9,509 (2017: US$ 5,052) were past due but not impaired. The ageing analysis of these receivables indicates that US$ 1,167 and US$ 318 are over 6 months in December 31, 2018 and 2017, respectively.

Since January 1, 2018, for trade receivables, the Company applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables, see note 33.1 (i) for further details.

Until December 31, 2017 the Group recognized an allowance for trade receivables when there was objective evidence that the Group would not be able to collect all amounts due according to the original terms of the receivables.

Delinquency in payments was an indicator that a receivable may be impaired. However, management considers all available evidence in determining when a receivable is impaired. Generally, trade receivables, which are more than 180 days past due are fully provided for. However, certain receivables 180+ days overdue are not provided for based on a case-by-case analysis of credit quality analysis. Furthermore, receivables, which are not 180+ days overdue, may be provided for if specific analysis indicates a potential impairment.

Movements on the Group’s allowance for trade receivables are as follows:

	2018	2017	2016
At January 1	1,002	643	481
Charge of the year	2,468	758	387
Unused amounts reversed	(237)	(133)	(178)
Used during the year	(281)	(193)	—
Exchange differences	(449)	(73)	(47)
At December 31	2,503	1,002	643

The creation and release of allowance for trade receivables have been included in “Selling expenses” in the statement of income. Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above.

As of December 31, 2018, approximately 55% (2017: 89%) of the outstanding unimpaired trade receivables (neither past due not impaired) relate to sales to 24 well-known multinational companies with good credit quality standing, including but not limited to Raizen Combustiveis S.A., Camara de Comercializacao de Energia Electrica CCEE, Establecimientos Las Marias SACIFA, Cofco Resources S.A., Granar S.A., Rodoil Distribuidora de Combustiveis LTDA, among others. Most of these entities or their parent companies are externally credit-rated. The Group reviews these external ratings from credit agencies.

The remaining percentage as of December 31, 2018 and 2017 of the outstanding unimpaired trade receivables (neither past due nor impaired) relate to sales to a dispersed large quantity of customers for which external credit ratings may not be available. However, the total base of customers without an external credit rating is relatively stable.

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

19.	Inventories

	2018	2017
Raw materials	48,140	46,836
Finished goods (Note 5) (1)	79,758	61,888
Others	204	195
	128,102	108,919

(1) Finished goods of Crops reportable segment are valued at fair value.

20.	Cash and cash equivalents

	2018	2017
Cash at bank and on hand	197,544	118,358
Short-term bank deposits	76,091	150,837
	273,635	269,195

21.	Disposals

Year Ended December 31, 2018

In May 2018, the Group completed the sale of Q45 Negócios Imobiliários Ltda., a wholly owned subsidiary, which main underlying asset is the  Rio De Janeiro Farm, for a selling price of US$ 34 million (Reais 120 million), which was fully collected as of the date of these financial statements. This transaction resulted in a gain of US$ 22 million included in “Other operating income, net” under the line item “Gain from the sale of farmland and other assets”.

In June 2018, the Group completed the sale of Q43 Negócios Imobiliários Ltda., a wholly owned subsidiary , which main underlying asset is the Conquista Farm, for a selling price of US$ 18.4 million (Reais 68 million), of which US$ 2.0 million (Reais 7.5 million) has already been collected and the balance will be collected in four annual installments starting in June 2019. This transaction resulted in a gain of US$ 14 million, included in “Other operating income, net” under the line item “Gain from the sale of farmland and other assets”

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

22.    Shareholders' contributions

The share capital of the Group is represented by common shares with a nominal value of US$ 1.5 per share and one vote each.

	Number of shares	Share capital and share premium
At January 1, 2016	122,382	1,121,247
Employee share options exercised (Note 23) (1)	—	438
Restricted shares and units vested (Note 23)	—	3,225
Purchase of own shares	—	(4,087)
At December 31,2016	122,382	1,120,823
Employee share options exercised (Note 23) (1)	—	50
Restricted shares and units vested (Note 23)	—	4,149
Purchase of own shares	—	(32,515)
At December 31,2017	122,382	1,092,507
Restricted shares units vested (Note 23)	—	4,775
Purchase of own shares	—	(13,206)
At December 31,2018	122,382	1,084,076

(1)	Treasury shares were used to settle these options and units.

Share Repurchase Program

On September 24, 2013, the Board of Directors of the Company has authorized a share repurchase program for up to 5% of its outstanding shares. The repurchase program has commenced on September 24, 2013 and is reviewed by the Board of Directors after each 12-month period. On August 14, 2018, the Board of Directors approved the extension of the program for an additional twelve-month period, ending September 23, 2019.

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

As of December 31, 2018, the Company repurchased 8,421,549 shares under this program, of which 2,598,423 have been applied to some exercise of the Company’s stock option plan and restricted stock units plan. In 2018, 2017 and 2016 the Company repurchased shares for an amount of US$ 15,725; US$ 38,367 and US$ 4,772, respectively. The outstanding treasury shares as of December 31, 2018 totaled 5,826,116.

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

Movements in the number of equity-settled options outstanding and their related weighted average exercise prices under the Adecoagro/ IFH 2004 Stock Incentive Option Plan are as follows:

	2018		2017		2016
	Average exercise price per share	Options (thousands)	Average exercise price per Share	Options (thousands)	Average exercise price per Share	Options (thousands)
At January 1	6.66	1,634	6.66	1,641	6.67	1,696
Exercised	—	—	5.83	(7)	6.96	(55)
At December 31	6.66	1,634	6.66	1,634	6.66	1,641

Options outstanding at year end under this Plan have the following expiry date and exercise prices:

	Exercise price per share	Shares (in thousands)
Expiry date (i):		2018	2017	2016
May 1, 2024	5.83	496	496	495
May 1, 2025	5.83	452	452	452
January 1, 2026	5.83	142	142	150
February 16, 2026	7.11	103	103	103
October 1, 2026	8.62	441	441	441

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

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

23.	Equity-settled unit-based payments (continued)

	2018		2017		2016
	Average exercise price per share	Options (thousands)	Average exercise price per share	Options (thousands)	Average exercise price per share	Options (thousands)
At January 1	13.31	851	13.07	1,658	13.07	1,701
Forfeited	13.27	(11)	13.40	(4)	12.98	(43)
Expired	12.82	(103)	12.82	(803)	—	—
At December 31	13.37	737	13.31	851	13.07	1,658

Options outstanding at year-end under the Adecoagro/ IFH 2007/2008 Equity Incentive Plan have the following expiry date and exercise prices:

	Exercise price per share	Shares (in thousands)
Expiry date:		2018	2017	2016
From Nov 13, 2017 to Aug 25, 2018	12.82	—	105	908
January 30, 2019	13.40	595	595	595
June 1, 2019	12.82	3	3	3
November 1, 2019	13.40	11	11	11
From Jan 30, 2020 to Sep 1, 2020	13.40	97	106	110
From Jan 30, 2020 to Sep 1, 2020	12.82	31	31	31

The following table shows the exercisable shares at year end under both the Adecoagro/ IFH 2004 Incentive Option Plan and the Adecoagro/ IFH 2007/ 2008 Equity Incentive Plan:

Exercisable shares in thousands
2018	2,371
2017	2,485
2016	3,299

(b)	Restricted Stock Unit Plan

The Restricted Stock Unit Plan was effectively established in 2010 and amended in November 2011. It is administered by the Compensation Committee of the Company. Restricted shares or units under these Plan vest over a 3-year period from the date of grant at 33% on each anniversary of the grant date. Participants are entitled to receive one common share of the Company for each restricted share or restricted unit granted. There are no performance requirements for the delivery of common shares, except that a participant’s employment with the Group must not have been terminated prior to the relevant vesting date. If the participant ceases to be an employee for any reason, any unvested restricted unit shall not be converted into common shares. The maximum number of ordinary shares with respect to which awards may be made under the Plan is 3,982,658, of which 3,896,809 have already been granted and 976,234 will be vested on future periods. The maximum numbers of ordinary shares is revised annually.

At December 31, 2018, the Group recognized compensation expense US$ 4.9 million related to the restricted stock units granted under the Restricted Share Plan (2017: US$ 5.6 million and 2016: US$ 4.8 million).

The restricted shares under the Restricted Share Plan were measured at fair value at the date of grant.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

23.	Equity-settled unit-based payments (continued)

Key grant-date fair value and other assumptions under the Restricted Share Plan are detailed below:

Grant Date	Apr 1, 2016	May 15, 2016	Apr 1, 2017	May 15, 2017	Apr 1, 2018	May 15, 2018
Fair value	12.63	12.52	11.88	12.14	8.43	9.10
Possibility of ceasing employment before vesting	—%	—%	—%	—%	—%	—%

Movements in the number of restricted shares outstanding under the Restricted Share Plan are as follows:

	Restricted stock units (thousands)	Restricted stock units (thousands)	Restricted stock units (thousands)
	2018	2017	2016
At January 1	969	1,000	1,018
Granted (1)	530	488	464
Forfeited	(25)	(29)	(29)
Vested	(498)	(490)	(453)
At December 31	976	969	1,000

(1) Approved by the Board of Directors of March 13, 2018 and the Shareholders Meeting of April 18, 2018.

24.	Legal and other reserves

According to the laws of certain of the countries in which the Group operates, a portion of the profit of the year (5%) is separated to constitute legal reserves until they reach legal capped amounts. These legal reserves are not available for dividend distribution and can only be released to absorb losses. The legal limit of these reserves has not been met.

Legal and other reserves amount to US$ 3,664 as of December 31, 2018 (2017: US$ 4,139) and are included within the balance of retained earnings in the statement of changes in shareholders’ equity.

The Company may make distributions in the form of dividends or otherwise to the extent that it has distributable retained earnings or available distributable reserves (including share premium) that result from the Stand Alone Financial Statements prepared in accordance with Luxembourg GAAP. No distributable retained earning result from the Stand Alone Financial Statements of the Company as of December 31, 2018, but the Company has distributable reserves in excess of US$ 918,131.

In the other reserves line, it is included the benefit that the Company  has regarding ICMS  conceded by the government of the Estate of Mato Grosso do Sul. In accordance with the Complementary Law 160/17, grants related to ICMS, conceded by any Estate of Brazil, were considered as Investments Grants. This investment grants will not be computed to calculate income tax, since they were accounted as an Equity Reserve. This reserve cannot be distribute, unless income tax is paid on the reserve.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

25.	Trade and other payables

	2018	2017
Non-current
Payable from acquisition of property, plant and equipment (i)	—	521
Other payables	211	306
	211	827
Current
Trade payables	94,483	82,824
Advances from customers	3,813	6,722
Amounts due to related parties (Note 31)	354	628
Taxes payable	6,457	6,462
Other payables	1,119	1,787
	106,226	98,423
Total trade and other payables	106,437	99,250

(i)	These trades payable are mainly collateralized by property, plant and equipment of the Group.

The fair values of current trade and other payables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other payables approximate their carrying amounts, as the impact of discounting is not significant.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

26.	Borrowings

	2018	2017
Non-current
Senior Notes	496,118	495,707
Bank borrowings	221,971	167,315
Obligations under finance leases	395	38
	718,484	663,060
Current
Senior Notes	8,250	8,250
Bank overdrafts	2,320	6,214
Bank borrowings	132,862	140,367
Obligations under finance leases	200	67
	143,632	154,898
Total borrowings	862,116	817,958

As of December 31, 2018, total bank borrowings include collateralized liabilities of US$ 87,738 (2017: US$ 136,322). These loans are mainly collateralized by property, plant and equipment, sugarcane plantations, sugar export contracts and shares of certain subsidiaries of the Group.

Notes 2027

On September 21, 2017, the Company issued senior notes (the “Notes”) for US$ 500 million, at an annual nominal rate of 6%. The Notes will mature on September 21, 2027. Interest on the Notes are payable semi-annually in arrears on March 21 and September 21 of each year. The total proceeds nets of expenses was US$ 495.7 million.

The Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of our current and future subsidiaries. As of the Issue Date, Adeco Agropecuaria S.A., Adecoagro Brasil Participações S.A., Adecoagro Vale do Ivinhema S.A., Pilagá S.A. and Usina Monte Alegre Ltda. are the only Subsidiary Guarantors.

The Notes contain customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions. During 2018 and 2017 the Group was in compliance with these financial covenants.

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

The maturity of the Group's borrowings (excluding obligations under finance leases) and the Group's exposure to fixed and variable interest rates is as follows:

	2018	2017
Fixed rate:
Less than 1 year	105,708	132,998
Between 1 and 2 years	16,287	35,762
Between 2 and 3 years	25,704	20,097
Between 3 and 4 years	43,507	20,130
Between 4 and 5 years	26,415	16,310
More than 5 years	505,456	495,754
	723,077	721,051
Variable rate:
Less than 1 year	37,724	21,833
Between 1 and 2 years	17,278	22,871
Between 2 and 3 years	29,861	17,945
Between 3 and 4 years	22,886	18,215
Between 4 and 5 years	18,251	11,164
More than 5 years	12,444	4,774
	138,444	96,802
	861,521	817,853

Borrowings incurred by the Group’s subsidiaries in Brazil are repayable at various dates between January 2019 and September 2024 and bear either fixed interest rates ranging from 2.5% to 7.95% per annum or variable rates based on LIBOR or other specific base-rates plus spreads ranging from 6.89% to 12.03% per annum. At December 31, 2018 LIBOR (six months) was 2.88% (2017: 1.84%).

Borrowings incurred by the Group´s subsidiaries in Argentina are repayable at various dates between January 2019 and June 2024 and bear either fixed interest rates ranging from 4.50% and 7.00% per annum for those borrowings denominated in U.S. Dollar, and a fixed interest rate at 62.00% per annum for those borrowings denominated in Argentine pesos.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

26.	Borrowings (continued)

Brazilian Subsidiaries

The main loans of the Group’s Brazilian Subsidiaries are:

Bank	Grant date	Nominal amount		Capital outstanding as of December 31				Maturity date	Annual interest rate
				2018			2017
		(In millions)		Millions of Reais		Millions of equivalent Dollars	Millions of equivalent Dollars
Banco Do Brasil (1)	October 2012	R$	130.0	R$	72.7	18.8	27.6	November 2022	2.94% minus 15% of performance bonus
Itau BBA FINAME Loan (2)	December 2012	R$	45.9	R$	12.1	3.1	7.6	December 2022	2.50%
Banco do Brasil / Itaú BBA Finem Loan (3)	September 2013	R$	273.0	R$	147.1	38.0	53.4	January 2023	6.83%
BNDES Finem Loan (4)	November 2013	R$	215.0	R$	110.8	28.6	41.4	January 2023	3.75%
Tokyo-Mitsubishi (5)	August 2016	US$	30.0		—	8.6	30.0	August 2019	6.35%
ING Bank N.V. (6)	October 2018	US$	75.0		-	75.0	—	October 2023	6.33%

(1)	Collateralized by (i) a first degree mortgage of the Carmen (Santa Agua) farm; (ii) a first degree mortgage of the Sapálio farm; and (iii) liens over the Ivinhema mill and equipment.

(2)	Collateralized by (i) a first degree mortgage of the Carmen (Santa Agua) farm; (ii) a first degree mortgage of the Sapálio farm; and (iii) liens over the Ivinhema mill and equipment.

(3)
Collateralized by (i) a first degree mortgage of the Carmen (Santa Agua) farm; (ii) a first degree mortgage of the Sapálio farm; (iii) liens over the Ivinhema mill and equipment; and (iv) long term power purchase agreements (PPA).

(4)	Collateralized by (i) liens over the Ivinhema mill and equipment; and (ii) power sales contracts.

(5)	Collateralized by sales contracts.

(6)	Collateralized by sales contracts.

The above mentioned loans contain certain customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions, as well as restrictions on the payment of dividends. These financial ratios are measured considering the statutory financial statements of the Brazilian Subsidiaries.

During 2018 and 2017 the Group was in compliance with all financial covenants.

Argentinian Subsidiaries

The main loans of the Group’s Argentinian Subsidiaries are:

Bank	Grant date	Nominal amount	Capital outstanding as of December 31		Maturity date	Annual interest rate
			2018	2017
		(In millions)	(In millions)	(In millions)
IFC Tranche A (1)	Dec-16	US$25.00	US$22.70	US$24.67	Sep-21	4.3% per annum
IFC Tranche B (1)	Dec-16	US$25.00	US$21.40	US$24.93	Sep-23	4% plus LIBOR
Rabobank (2)	Jun-18	US$50.00	US$50.00	—	Jun-24	3% plus LIBOR

(1) Collateralized by a US$ 113 million mortgage over Carmen farm, which is property of Adeco Agropecuaria S.A.

(2) Collateralized by the pledged of the shares of Dinaluca S.A., Compañía Agroforestal S.M.S.A. y Bañado del Salado S.A.

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

During 2018 and 2017 the Group was in compliance with all financial covenants.

The carrying amount of short-term borrowings is approximate its fair value due to the short-term maturity. Long term borrowings subject to variable rate approximate their fair value.The fair value of long-term subject to fix rate do not significant differ from their fair value. The fair value (level 2) of the notes equals US$ 460 million and US$ 497 million , 91.91% and 99.49% of the nominal amount.

The breakdown of the Group´s borrowing by currency is included in Note 2 - Interest rate risk.

Evolution of the Group's borrowings as December 31, 2018 and 2017 is as follow:

	2018	2017
Amount at the beginning of the year	817,958	635,396
Issuance of senior notes	—	495,678
Proceeds from long term borrowings	45,536	232,433
Payments of long term borrowings	(124,349)	(602,700)
Proceeds from short term borrowings	318,108	106,730
Payments of short term borrowings	(190,630)	(64,787)
Payments of interest (1).	(47,401)	(39,118)
Accrued interest	61,186	51,005
Exchange differences, inflation and translation, net	(19,506)	(4,588)
Others	1,214	7,909
Amount at the end of the year	862,116	817,958

(1): Excludes payment of interest related to trade and other payables.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

27.    Payroll and social security liabilities

	2018	2017
Non-current
Social security payable	1,219	1,240
	1,219	1,240
Current
Salaries payable	8,841	6,199
Social security payable	3,112	3,702
Provision for vacations	9,770	12,323
Provision for bonuses	4,255	5,043
	25,978	27,267
Total payroll and social security liabilities	27,197	28,507

28.	Provisions for other liabilities

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

The table below shows the movements in the Group's provisions for other liabilities categorized by type of provision:

	Labor, legal and other claims	Others	Total
At January 1, 2017	3,857	32	3,889
Additions	4,750	—	4,750
Used during year	(3,754)	(25)	(3,779)
Exchange differences	(15)	(2)	(17)
At December 31, 2017	4,838	5	4,843
Additions	1,147	—	1,147
Used during year	(1,379)	—	(1,379)
Exchange differences	(986)	—	(986)
At December 31, 2018	3,620	5	3,625

Analysis of total provisions:

	2018	2017
Non current	3,296	4,078
Current	329	765
	3,625	4,843

The Group is engaged in several legal proceedings, including tax, labor, civil, administrative and other proceedings in Brazil, which qualified as contingent liabilities for an aggregate claimed nominal amount of US$ 23.1 million and US$ 21.0 million as of December 31, 2018 and 2017, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

29.	Disclosure of leases and similar arrangements

The Group as lessee

Operating leases:

The Group leases land for crop cultivation in Argentina. The leases have an average term of a crop year and are renewable at the option of the lessee for additional periods. Under the lease agreements, rent accrues generally at the time of harvest. Rent is payable at several times during the crop year. Lease expense was US$ 11.9 million for the year ended December 31, 2018 (2017: US$ 14.0 million; 2016: US$ 6.8 million). Lease expense is capitalized as part of biological assets.

The Group also leases various offices and machinery under cancellable operating lease agreements which involve no significant amount.

The future aggregate minimum lease payments under cancellable operating leases are as follows:

	2018	2017
No later than 1 year	9,082	7,841
Later than 1 year and no later than 5 years	426	1,234
	9,508	9,075

Agriculture “partnerships” (parceria by its exact term in Portuguese):

The Group enters into contracts with landowners to cultivate sugarcane on their land. These contracts have an average term of 6 years.

Under these contracts, the Group makes payments based on the market value of sugarcane per hectare (in tons) used by the Group in each harvest, with the market value based on the price of sugarcane published by CONSECANA and a fixed amount of total recoverable sugar per ton. Lease expense was US$ 34.6 million for the year ended December 31, 2018 (2017: US$ 41.10 million; 2016: US$ 38.5 million). Lease expense is included in “Initial recognition and changes in fair value of biological assets and agricultural produce” in the statement of income.

Finance leases:

Most of the leased assets carried in the consolidated statement of financial position as part of a finance lease relate to long-term rental and lease agreements for vehicles, machinery and equipment. Obligations under finance leasing totals US$ 595 and US$ 105 as of December 31, 2018 and 2017, respectively.

The Group as lessor

Operating leases:

The Group acts as a lessor in connection with an operating lease related to leased farmland, classified as investment property. The lease payments received are recognized in profit or loss. The lease has a term of ten years.

The following amounts have been recognized in the statement of income in the line “Sales goods and services rendered”:

	2018	2017	2016
Rental income	643	771	984

The future minimum rental payments receivable under cancellable leases are as follows:

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

29.	Disclosure of leases and similar arrangements (continued)

	2018	2017
No later than 1 year	32	504
Later than 1 year and no later than 5 years	306	1,014
	338	1,518

On September 2013, Marfrig Argentina S.A. (“Marfrig Argentina”), the Argentine subsidiary of the Brazilian company Marfrig Alimentos S.A. (“Marfrig Alimentos"), unilaterally early terminated the lease agreements for grazing land entered into with the Group on December 2009. The termination of the lease agreements was effective in the fourth quarter of 2013, and on April 2014, the Group filed an arbitration proceeding against Marfrig Argentina and Marfrig Alimentos claiming unpaid invoices for US$ 0.5 million and indemnification for early termination. On September 2016, the Parties settled the arbitration proceedings in the amount of US$ 9 million. As of December 31, 2016 the Group collected US$ 7 million and as of that date of this financial statements the Group collected the full amount.

This settlement, net of the unpaid invoices and other expenses resulted in an income of US$ 8.5 million reflected in the line item "Other operating income, net" as of December 31, 2016.

Finance leases:

The Group does not act as a lessor in connection with finance leases.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

30.    Group companies

The following table details the subsidiaries that comprised the Group as of December 31, 2018 and 2017:

			2018	2017
	Activities	Country of incorporation and operation	Ownership percentage held if not 100%	Ownership percentage held if not 100%
Details of principal subsidiary undertakings:
Operating companies (unless otherwise stated):
Adeco Agropecuaria S.A.	(a)	Argentina	—	—
Pilagá S.A.	(a)	Argentina	99.94%	99.94%
Cavok S.A.	(a)	Argentina	51%	51%
Establecimientos El Orden S.A.	(a)	Argentina	51%	51%
Bañado del Salado S.A.	(a)	Argentina	—	—
Agro Invest S.A.	(a)	Argentina	51%	51%
Forsalta S.A.	(a)	Argentina	51%	51%
Dinaluca S.A.	(a)	Argentina	—	—
Simoneta S.A.	(a)	Argentina	—	—
Compañía Agroforestal S.M.S.A.	(a)	Argentina	—	—
Energía Agro S.A.U.	(a)	Argentina	—	—
L3N S.A.	(e)	Argentina	—	—
Adeco Agropecuaria Brasil Ltda.	(b)	Brazil	—	—
Adecoagro Vale do Ivinhema Ltda. ("AVI")	(b)	Brazil	—	—
Adecoagro Commodities Ltda.	(b)	Brazil	—	—
Usina Monte Alegre Ltda. ("UMA")	(b)	Brazil	—	—
Adecoagro Energia Ltda.	(b)	Brazil	—	—
Kelizer S.A.	(a)	Uruguay	—	—
Agroglobal S.A. (f.k.a. Adecoagro Uruguay S.A.)	(a)	Uruguay	—	—
Holdings companies:
Adeco Brasil Participações S.A.	—	Brazil	—	—
Adecoagro LP S.C.S.	(d)	Luxembourg	—	—
Adecoagro GP S.a.r.l.	—	Luxembourg	—	—
Ladelux S.C.A.	—	Uruguay	—	—
Spain Holding Companies	(c)	Spain	—	—

(a) Mainly crops, rice, cattle and others.

(b) Mainly sugarcane, ethanol and energy.

(c) Comprised by (1) wholly owned subsidiaries: Kadesh Hispania S.L.U.; Leterton España S.L.U.; Global Asterion S.L.U.; Global Acasto S.L.U.; Global Laertes S.L.U.; Global Seward S.L.U.; Global Pindaro S.L.U.; Global Pileo S.L.U.; Peak Texas S.L.U.; Peak City S.L.U.; Global Neimoidia S.L.U. and 51% controlled subsidiaries (see note 21): Global Acamante S.L.U.; Global Carelio S.L.U.; Global Calidon S.L.U.; Global Mirabilis S.L.U. Global Anceo S.L.U.Global Hisingen S.L.U.

(d) The continuer from the merger between Adecoagro LP and International Farmland Holdings LP.

(e) Mainly dairy

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

31.	Related-party transactions

The following is a summary of the balances and transactions with related parties:

Related party	Relationship	Description of transaction	Income (loss) included in the statement of income			Balance receivable (payable)/(equity)
			2018	2017	2016	2018	2017

Mario Jorge de Lemos Vieira / Cia Agropecuaria Monte Alegre / Alfenas Agricola Ltda / Marcelo Weyland Barbosa Vieira / Paulo Albert Weyland Vieira	(i)	Cost of manufactured products sold and services rendered (ii)	(2,279)	(3,326)	(42)	—	—
		Receivables from related parties (Note 18)	—	—	—	324	176
		Payables (Note 25)	—	—	—	(160)	(367)

Directors and senior management	Employment	Compensation selected employees	(7,122)	(7,040)	(5,213)	(16,353)	(17,985)

CHS Agro	Joint venture	Receivables from related parties (Note 18) (iii)	—	—	—	8,337	10,218
		Payables (Note 25)	—	—	—	(194)	(261)
		Sales of goods	456	2,487	372	—	—
		Services	210	88	87	—	—
		Interest income	242	308	326	—	—

(i)	Shareholders of the Company.

(ii)	Relates to agriculture partnership agreements (“parceria”).

(iii)	It includes US$ 8 million of a loan that accruing a 3% interest rate per year with the final maturity in 2022.

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

Based on these criteria, management identified a total amount of 39 CGUs as of September 30, 2018 and 39 CGUs as of September 30, 2017.

As of September 30, 2018 and 2017, there were no impairment indicators on the Company’s long lived assets. Therefore, the Group only tested those CGUs with allocated goodwill in Argentina, Brazil and Uruguay.

CGUs tested based on a fair-value-less-costs-to-sell model at September 30, 2018 and 2017:

As of September 30, 2018, the Group identified 11 CGUs in Argentina and Uruguay (2017: 11 CGUs) to be tested based on this model (all CGUs with allocated goodwill). Estimating the fair value less costs-to-sell is based on the best information available, and refers to the amount at which the CGU could be bought or sold in a current transaction between willing parties. In calculating the fair value less costs-to-sell, management may be assisted by the work of external advisors. When using this model, the Group applies the “sales comparison approach” as its method of valuing most properties. This method relies on results of sales of similar agricultural properties to estimate the value of the CGU. This approach is based on the theory that the fair value of a property is directly related to the selling prices of similar properties.

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

The following table shows only the 11 CGUs (2017: 11 CGUs) where goodwill was allocated at each period end and the corresponding amount of goodwill allocated to each one:

CGU / Operating segment / Country	September 30, 2018	September 30, 2017
La Carolina / Crops / Argentina	112	35
La Carolina / Cattle / Argentina	38	12
El Orden/ Crops / Argentina	170	53
El Orden/ Cattle / Argentina	14	4
La Guarida / Crops / Argentina	1,149	358
La Guarida / Cattle / Argentina	937	292
Los Guayacanes / Crops / Argentina	1,449	452
Doña Marina / Rice / Argentina	3,385	1,595
Huelen / Crops / Argentina	3,369	1,787
El Colorado / Crops / Argentina	1,484	787
El Colorado / Cattle / Argentina	216	115
Closing net book value of goodwill allocated to CGUs tested (Note 14)	12,323	5,490
Closing net book value of PPE items and other assets allocated to CGUs tested	179,545	34,668
Total assets allocated to CGUs tested	191,868	40,158

Based on the testing above, the Group determined that none of the CGUs, with allocated goodwill, were impaired at September 30, 2018 and 2017.

CGUs tested based on a value-in-use model at September 30, 2018 and 2017:

As of September 30, 2018, the Group identified 2 CGUs (2017: 3 CGUs) in Brazil to be tested base on this model (all CGUs with allocated goodwill). In performing the value-in-use calculation, the Group applied pre-tax rates to discount the future pre-tax cash flows. In each case, these key assumptions have been made by management reflecting past experience and are consistent with relevant external sources of information, such as appropriate market data. In calculating value-in-use, management may be assisted by the work of external advisors.

The key assumptions used by management in the value-in-use calculations which are considered to be most sensitive to the calculation are:

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

32.	Critical accounting estimates and judgments (continued)

Key Assumptions	September 30, 2018	September 30, 2017
Financial projections	Covers 4 years for UMA	Covers 4 years for UMA
	Cover 7 years for AVI	Cover 7 years for AVI
Yield average growth rates	0-1%	0-1%
Future pricing increases	0.11% per annum	1.13% per annum
Future cost increases	3.11% per annum	0.09% per annum
Discount rates	8.4%	7.6%
Perpetuity growth rate	2.0%	2.0%

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

The following table shows only the 3 CGUs where goodwill was allocated at each period end and the corresponding amount of goodwill allocated to each one:

CGU/ Operating segment	September 30, 2018	September 30, 2017
AVI / Sugar, Ethanol and Energy	3,966	5,012
UMA / Sugar, Ethanol and Energy	2,107	2,622
Closing net book value of goodwill allocated to CGUs tested (Note 14)	6,073	7,634
Closing net book value of PPE items and other assets allocated to CGUs tested	618,818	719,558
Total assets allocated to 3 CGUs tested	624,891	727,192

Based on the testing above, the Group determined that none of the CGUs, with allocated goodwill, were impaired at September 30, 2018 and 2017.

Management views these assumptions as conservative and does not believe that any reasonable change in the assumptions would cause the carrying value of these CGU’s to exceed the recoverable amount.

As of December 31, 2018, the Group determined that there is no indicators of impairment.

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

(e) Fair value for farmlands and investment property

Property, plant and equipment

Farmlands are recognized at fair value based on periodic, but at least annual, valuations prepared by an external independent expert. A revaluation reserve is credited in shareholders’ equity. The valuation is determined using sales Comparison Approach. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant premise being the price per hectare (Level 3) (see Note 12).

Investment property

Investment property consists of farmland for rental or for capital appreciation and not used in production or for sale in the ordinary course of business, and it is measured at fair value. The changes of the Fair value, which is based on an independent external expert, impacts the profit and loss of the period, in the line item Other operating income, net (see Note 13).

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

Financial reporting in a hyperinflation economy

IAS 29 “Financial Reporting in Hyperinflationary Economies” requires that the financial statements of entities whose functional currency is that of a hyperinflationary economy to be adjusted for the effects of changes in a suitable general price index and to be expressed in terms of the current unit of measurement at the closing date of the reporting period. Accordingly, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items.

In order to conclude on whether an economy is categorized as hyperinflationary under the terms of IAS 29, the Standard details a series of factors to be considered, including the existence of a cumulative inflation rate in three years that approximates or exceeds 100%.

Considering the a significant increase in inflation during 2018, which exceeded the 100% three-year cumulative inflation rate, and that the rest of the indicators do not contradict the conclusion that Argentina should be considered a hyperinflationary economy for accounting purposes. It is agreed that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy under the terms of IAS 29 and that as from July 1, 2018, it will apply IAS 29 as from that date in the financial reporting of its subsidiaries and associates with Argentine peso as functional currency.

Financial statements of a foreign entity with a functional currency of a country that has a highly inflationary economy, are restated to reflect changes in the general price level or index in that country before translation into U.S. Dollars. In adjusting for hyperinflation, a general price index is applied to all non-monetary items in the financial statements (including equity) and the resulting gain or loss, which is the gain or loss on the entity's net monetary position, is recognized in the income statement. Monetary items in the closing statement of financial position are not adjusted. The Group treated all Argentine subsidiaries as a hyperinflationary economy as all of them have argentine peso as functional currency. The results and financial position of all foreign entities with a functional currency of a country that has a highly inflationary economy are translated at closing rates after the restatement for changes in the general purchasing power argentine peso.

The inflation adjustment on the initial balances was calculated by means of conversion factor derived from the Argentine price indexes published by the National Institute of Statistics and the year-over-year change in the index was 1.477.

The main procedures for the above-mentioned adjustment are as follows:

•Monetary assets and liabilities which are carried at amounts current at the balance sheet date are not restated because they are already expressed in terms of the monetary unit current at the balance sheet date.

•Non-monetary assets and liabilities which are not carried at amounts current at the balance sheet date, and components of shareholders' equity are adjusted by applying the relevant conversion factors.

•All items in the income statement are restated by applying the relevant conversion factors. The company has elected not to segregate the impact of inflation over financial results.

•The effect of inflation on the Company’s net monetary position is included in the income statement, in "Other financial results" (Note 9).

•The ongoing application of the re-translation of comparative amounts to closing exchanges rates under IAS 21 and the hyperinflation adjustments required by IAS 29 will lead to a difference in addition to the difference arising on the adoption of hyperinflation accounting.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33	Summary of significant accounting policies (continued)

The comparative figures in these consolidated financial statements presented in a stable currency are not adjusted for subsequent changes in the price level or exchange rates. This resulted in an initial difference, arising on the adoption of hyperinflation accounting, between the closing equity of the previous year and the opening equity of the current year. The Company recognized this initial difference directly in equity.

/33.1	Basis of preparation and presentation

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

The consolidated financial statements have been prepared under the historical cost convention as modified by financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss, biological assets and agricultural produce at the point of harvest and farmlands measured at fair value.

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

Description of accounting policies changed during the period.

During the period ended September 30, 2018, the group has adopted the revaluation model for its farmlands within property, plant and equipment. Previously, the Company valued all these group of assets under the cost model. These amendments have resulted in an increase of property, plant and equipment of US$ 545 million. This higher valuation resulted in an increase of the deferred tax liability of US$ 139 million. This change in accordance with IAS 16 is applied prospectively.

The Company also adopted the revaluation model for its investment property. The higher valuation resulted in an increase in Retained earning of US$ 45 million; an increase in investment property of US$ 40 million as of December 31, 2017and an increase in Deferred tax liability of US$ 12 million. This change was applied retrospectively, in accordance with IAS 8. Consequently, prior year figures have been recast, as shown below:

Balance sheet

	31 December 2016 (Previously stated)	Increase/ (Decrease)	31 December 2016 (Recast)	31 December 2017 (Previously stated)	Increase/ (Decrease)	31 December 2017 (Recast)
Property, plant and equipment (*)	802,608	12,259	814,867	820,931	10,446	831,377
Investment property	2,666	41,915	44,581	2,271	40,071	42,342
Deferred tax assets	38,586	(13,543)	25,043	43,437	(12,629)	30,808
Total assets	1,455,766	40,631	1,496,397	1,607,201	37,888	1,645,089

Retained earnings	50,998	41,999	92,997	60,984	45,225	106,209
Cumulative Translation Adjustment	(527,364)	(5,756)	(533,120)	(541,545)	(11,059)	(552,604)
Non-controlling interest	7,582	4,388	11,970	5,417	3,722	9,139
Total equity	671,673	40,631	712,304	645,131	37,888	683,019

(*) Property, plant and equipment was impacted due to a transfer from investment property to Property plant and equipment ocurred in 2016.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.1    Basis of preparation and presentation (continued)

Profit and Loss

	December 31, 2017	Increase/ (Decrease)	December 31, 2017 (recast)	December 31, 2016	Increase/ (Decrease)	December 31, 2016 (recast)
Other operating income	39,461	4,302	43,763	(8,297)	14,049	5,752
Profit / (Loss) before income tax	5,681	4,302	9,983	13,126	14,049	27,175
Income tax (expense) / benefit	6,068	(1,076)	4,992	(9,387)	(3,512)	(12,899)
Profit / (Loss) for the year	11,749	3,226	14,975	3,739	10,537	14,276
Basic earnings per share	0.083	0.026	0.109	0.017	0.078	0.095
Diluted earnings per share	0.082	0.026	0.108	0.017	0.077	0.094

The Company considers these changes better reflects the current value of its farmlands and Investments properties; and therefore provides more relevant information to management, users of the Financial Statements and others.

(a) New and amended standards adopted by the Group:

A number of new or amended standards became applicable for the current reporting period and the Group had to change its accounting policies as a result of adopting the following standards:

–IFRS 9 Financial Instruments, and
–IFRS 15 Revenue from Contracts with Customers.

The impact of adopting IFRS 15 and IFRS 9 was not significant and therefore no cumulative effect upon adoption was recorded. The adoption of IFRS 15 was made by the modified retrospective method.

In accordance with the transitional provisions of IFRS 9, comparative figures have not been restated.

(b) Impact of standards issued but not yet applied by the Group

Below is a description of the standards, amendments and interpretations issued by the IASB to existing standards that have been issued and are mandatory for the Group with closer adoption:

In January 2016, the IASB finished its long-standing project on lease accounting and published IFRS 16, "Leases", which replaces the current guidance in IAS 17. This will require far-reaching changes in accounting by leases in particular. The standard applies to annual periods beginning on or after 1 January 2019.

The Company’s management is currently evaluating the potential impact of our pending adoption of the new standard on our consolidated financial statements.

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

(c) Group companies

The results and financial position of Group entities (except those that has the currency of a hyper-inflationary economy - Argentine subsidiaries) (see Note 33) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

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

Farmlands are recognized at fair value based on periodic, but at least annual, valuations prepared by an external independent expert. A revaluation reserve is credited in shareholders’ equity. All other property, plant and equipment is recorded at cost, less accumulated depreciation and impairment losses, if any. Historical cost comprises the purchase price and any costs directly attributable to the acquisition. Under the definition of Property plant and equipment is included the bearer plants, such as sugarcane and coffee trees.

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

33.5    Property, plant and equipment (continued)

The depreciation methods and periods used by the group are disclosed in Note 12.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within “Other operating income, net” in the consolidated statement of income.

33.6	Investment property

Investment property consists of farmland for rental or for capital appreciation and not used in production or for sale in the ordinary course of business, and it is measured at fair value. net of any impairment losses if any. The changes of the Fair value, which is based on an independent external expert, impacts the profit and loss of the period, in the line item Other operating income, net.

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

Goodwill is not amortized but tested for impairment on an annual basis, or more frequently if there is an indication of impairment (see Note 32 (a)). Gains and losses on the disposal of a Group entity include any goodwill relating to the entity sold (see Note 33.10).

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

33.10    Impairment of assets (continued)

in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted (see Note 32 (a) for details).

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

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.12	Inventories (continued)

in the statement of income in the period in which they arise under the line item “Changes in net realizable value of agricultural produce after harvest”.

All other inventories (including rice and milk) are measured at the lower of cost and net realizable value. Cost is determined using the weighted average method.

33.13	Financial assets

Financial assets are classified in the following categories: at fair value through profit or loss and at amortized cost, namely loans and receivables. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition (see Note 17).

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

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.14    Derivative financial instruments (continued)

The Group’s policy is to apply hedge accounting to hedging relationships where it is both permissible under IFRS 9, practical to do so and its application reduces volatility, but transactions that may be effective hedges in economic terms may not always qualify for hedge accounting under IFRS 9. Any derivatives that the Group holds to hedge these exposures are classified as “held for trading” and are shown in a separate line on the face of the statement of financial position. The method of recognizing gains or losses on derivatives depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. Gains and losses on commodity derivatives are classified within “Other operating income, net”. Gains and losses on interest rate and foreign exchange rate derivatives are classified within ‘Financial results, net’. The Group designates certain derivatives as hedges of the foreign currency risk associated with highly probable forecast transactions (cash flow hedge).

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

The group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables. To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and the days past due.

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

33.21    Revenue recognition (continued)

The Group’s agro-industrial activities comprise the selling of manufactured products (i.e. industrialized rice, milk-related products, ethanol, sugar, energy, among others). These sales are measured at the fair value of the consideration received or receivable, net of returns and allowances, trade and other discounts, and sales taxes, as applicable.

Revenue is recognized when the full control have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, and there is no continuing management involvement with the goods. Transfers of control  vary depending on the individual terms of the contract of sale. Revenues are recognised when control of the products has transferred, being when the products are delivered to the customer, having this full discretion over the channel and price to sell the products, and there is no unfulfilled obligation that could affect the customer’s acceptance of the products.

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

34.	Events occurring after the reporting period

▪Acquisitions

In January 2019, the Company acquired from CHS Argentina, the 50% of CHS Agro S.A. After this acquisition, we own 100% the CHS Agro S.A. Afterwards, the name of the Company changed to Girasoles del Plata S.A. The consideration for this operation was negligible.

In January 2019, the Company acquired 100% of Olam Alimentos S.A. which main asset is a peanuts  processing facility located in the Province of Córdoba, (currently Mani del Plata S.A.)  from Olam Argentina S.A. and Olam International Ltd.  for a total consideration of US$ 10 millions; which payment was agreed to make in 3 annual instalments. The first payment was made on the closing date.

In February 2019, the Company acquired two dairy facilities from SanCor, one in Chivilcoy, Province of Buenos Aires, which process fluid milk and an other one in Morteros, Province of Cordoba, which produces powder milk and cheese. Together with this 2 plants, we acquired the brands Las Tres Niñas and Angelita. The total consideration for this operations was US$ 47 million, which has already been disbursed.

The Company is currently evaluating the impacts of the precedent transactions.

▪Disposals

In January 2019, the Group completed the sale of Q065 Negócios Imobiliários Ltda., a wholly owned subsidiary , which main underlying asset is the Alto Alegre Farm, for a selling price of US$ 16.6 million (Reais 62.5 million), of which US$ 0.8 million (Reais 2.9 million) has already been collected and the balance will be collected in seven annual installments starting in June 2019. This transaction resulted in a gain of US$ 9.3 million, that wiill be shown in the line “Other operating income, net” under the line item “Gain from the sale of farmland and other assets”.

The accompanying notes are an integral part of these consolidated financial statements.