Form 20-F
period 2019-12-31
Adecoagro S.A.
filed 2020-04-28
CIK 1499505

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED ON DECEMBER 31, 2019
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM TO ________________
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
Tel: +352.26449.167
(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Common Shares	AGRO	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
The number of outstanding shares of each of the issuer’s classes of capital stock as of December 31, 2019:
117,086,050 Common Shares, par value $1.50 per share
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
Yes ☑   No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

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

FORWARD-LOOKING STATEMENTS
This annual report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions. The forward-looking statements included in this annual report relate to, among others:

•	our business prospects and future results of operations;

•	weather and other natural phenomena;

•	the length and severity of the recent novel coronavirus (COVID-19) outbreak;

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
During 2011, we contributed the net proceeds of the IPO to increase our interest in IFH from 98% to 98.64%. During 2012, we issued, in a series of transactions, 1,654,752 shares to certain limited partners of IFH in exchange for their residual interest in IFH, totaling 1.3595%, thereby increasing our interest in IFH to approximately 100%. During 2015 IFH was merged into Adecoagro LP, our wholly-owned subsidiary. For further information please see "Item 4 - A. History and development of the Company - General Information".
The Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017 (hereinafter, the “Consolidated Financial Statements”) included in this annual report have been prepared in accordance with IFRS. All IFRS effective at the time of preparing the Consolidated Financial Statements have been applied.
Description of accounting policies changed during 2019 and 2018

Adoption of IFRS 16 - Leases
For fiscal years beginning on January 1st, 2019 the adoption of IFRS 16 - Leases was mandatory. We disclose in Note 35.1 to our Consolidated Financial Statements the new accounting policies that have been applied from January 1, 2019, where they are different to those applied in prior periods.
The Company has adopted IFRS 16 Leases from January 1, 2019 following the simplified approach, but has not restated comparative figures for previous reporting period as permitted under the specific transition provisions in the Standard. The reclassifications and the adjustments arising from the new lease accounting rules are directly recognized in the opening balance sheet on January 1, 2019. The weighted average incremental borrowing rate applied to lease liabilities recognised in the statement of financial position at the date of the initial application was 7.06%.

v

On adoption of IFRS 16, the Company recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases. In the previous years, the Company only recognized lease liabilities in relation to leases that were classified as "Finance leases" under IAS 17 Leases. For the initial recognition, these liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019.
In order to evaluate the effect of adoption IFRS 16 as at January 1, 2019, please see "Note 35.1 to our consolidated financial statements."
The new accounting policy for leases under IFRS 16 is as follows:
Leases are recognized as a right-of-use asset and a corresponding liability at the date of which the leased asset is available for use. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.
In determining the lease term, the Company considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).
Short term leases are recognized on a straight line basis as an expense in the income statement. Please see "Note 35.1 to our Consolidated Financial Statements."
Accounting for Farmland Valuation
During 2018, we have adopted the revaluation model for our farmlands that are recognized under property, plant and equipment. Farmlands are valued at Fair value. Previously, we valued all of these assets using the cost model. These amendments have resulted in an increase of property, plant and equipment of US$ 545 million as of December 31, 2018. This higher valuation resulted in an increase of the deferred tax liability of US$ 139 million. This change in accordance with IAS 16, is applied prospectively. The higher valuation, net of its tax effects, is reflected in the Shareholders' equity under the line item "Revaluation surplus".
Also we adopted the revaluation model for our investment property. The higher valuation resulted in an increase in retained earnings of US$ 45 million; an increase in investment property of US$ 40 million as of December 31, 2017, and an increase in deferred tax liability of US$ 12 million. This change was applied retrospectively, in accordance with IAS 8. Consequently, prior year figures have been restated.
Financial reporting in a hyperinflation economy
IAS 29 “Financial Reporting in Hyperinflationary Economies” ("IAS 29") requires that the financial statements of entities whose functional currency is that of a hyperinflationary economy to be adjusted for the effects of changes in the general price index and to be expressed in terms of the current unit of measurement at the closing date of the reporting period. Accordingly, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items.
In order to determine whether an economy is categorized as hyperinflationary under the terms of IAS 29, the accounting standard details a series of factors to be considered, including the existence of a cumulative inflation rate in three years that approximates or exceeds 100%.
During 2018 Argentina experienced a significant increase in inflation, which exceeded the 100% three-year cumulative inflation rate. Also, the remaining indicators support the conclusion that Argentina should be considered a hyperinflationary economy for accounting purposes. Accordingly, commencing July 1, 2018, we started applying IAS 29 in the financial reporting of our subsidiaries and associates using Argentine peso as the functional currency. We will to continue to apply IAS 29 until such time as the cumulative three-year inflation rate is equal to or less than 70%. During 2019, the threshold of less than 70% was not achieved, and as a result we continue applying inflation accounting. See "Item 5. Operating and Financial Review and Prospects -Trends and Factors Affecting Our Results of Operations - Description of recent changes to our accounting policies."

Financial statements of a foreign entity with a functional currency of a country that has a highly inflationary economy, are restated to reflect changes in the general price level or index in that country before translation into U.S. Dollars. In adjusting for hyperinflation, a general price index is applied to all non-monetary items in the financial statements (including equity) and the resulting gain or loss, which is the gain or loss on the entity's net monetary position, is recognized in the income statement. Monetary items in the closing statement of financial position are not adjusted. The Company treated all Argentine subsidiaries as being subject to a hyperinflationary economy as all of them have Argentine peso as functional currency. The results and financial position of all foreign entities with a functional currency of a country that has a highly inflationary economy are translated at closing rates after the restatement for changes in the general purchasing power Argentine peso.
The inflation adjustment on the initial balances was calculated by means of conversion factor derived from the Argentine price indexes published by the National Institute of Statistics, with a year-over-year change in the index of 1.538.
The main procedures for the above-mentioned adjustment are as follows:

•
Monetary assets and liabilities which are carried at current amounts at the balance sheet date are not restated because they are already expressed in terms of the monetary unit current at the balance sheet date.

•	Non-monetary assets and liabilities which are not carried at current amounts at the balance sheet date, and components of shareholders' equity are adjusted by applying the applicable price index.

•	All items in the income statement are restated by applying the applicable price index.

•	The effect of inflation on the Company’s net monetary position is included in the income statement, in "Other financial results" .

•
The ongoing application of the re-translation of comparative amounts to closing exchanges rates under IAS 21 and the hyperinflation adjustments required by IAS 29 will lead to an additional difference on top of the difference arising out of the adoption of hyperinflation accounting.

The comparative figures in the Consolidated Financial Statements presented in a stable currency are not adjusted for subsequent changes in the price level or exchange rates. Accordingly, there is an initial difference, arising on the adoption of hyperinflation accounting, between the closing equity of the previous year and the opening equity of the current year. The Company recognized this initial difference directly in equity.
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
Effective July 1, 2018, we applied IAS 29. (See "— Financial reporting in a hyperinflation economy").
According to IAS 29, all Argentine peso-denominated non-monetary items in the statement of financial position are adjusted by applying a general price index from the date they were initially recognized to the end of the reporting period. Likewise, all Argentine peso-denominated items in the statement of income are expressed in terms of the measuring unit current at the end of the reporting period. Consequently, income statement items are adjusted by applying a general price index on a monthly basis from the dates they were initially recognized in the financial statements through the end of the reporting period. This process is called “re-measurement”.
Once the re-measurement process is completed, all Argentine peso denominated accounts are translated into U.S. Dollars, applying the guidelines in IAS 21 “The Effects of Changes in Foreign Exchange Rates”(“IAS 21”). IAS 21 requires that amounts be translated at the closing rate at the date of the most recent statement of financial position. Accordingly, monthly results of operations in Argentine pesos, after adjustment for inflation pursuant to IAS 29, must then be converted into U.S. dollars at the closing exchange rate for such monthly reporting period. This process is called “translation.”
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
Below is a reconciliation of Segment Information to the Statement of Income that clarifies the difference between the application of IAS 29 and IAS 21 in the Statement of Income and in the reported Segment Information for the years ended 2019 and 2018:

	2019
	Crops			Rice			Dairy
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	168,938	(2,492)	166,446	102,162	(1,006)	101,156	84,767	(945)	83,822
Cost of goods and services rendered	(159,197)	2,687	(156,510)	(74,480)	529	(73,951)	(77,532)	838	(76,694)
Initial recognition and changes in fair value of biological assets and agricultural produce	30,290	(549)	29,741	13,194	(979)	12,215	13,741	(231)	13,510
Gain from changes in net realizable value of agricultural produce after harvest	1,542	283	1,825	—	—	—	—	—	—
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	41,573	(71)	41,502	40,876	(1,456)	39,420	20,976	(338)	20,638
General and administrative expenses	(5,446)	(87)	(5,533)	(6,752)	147	(6,605)	(4,188)	90	(4,098)
Selling expenses	(12,852)	128	(12,724)	(21,072)	498	(20,574)	(6,252)	18	(6,234)
Other operating income, net	(1,133)	(225)	(1,358)	282	(15)	267	(635)	(68)	(703)
Profit from Operations Before Financing and Taxation	22,142	(255)	21,887	13,334	(826)	12,508	9,901	(298)	9,603

Depreciation and amortization	(4,662)	(137)	(4,799)	(6,994)	171	(6,823)	(5,064)	98	(4,966)
Net (loss) / gain from Fair value adjustment of investment property	—	—	—	—	—	—	—	—	—

	2019
	All other segments			Corporate			Total
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	3,904	27	3,931	—	—	—	891,554	(4,416)	887,138
Cost of goods and services rendered	(3,412)	(40)	(3,452)	—	—	—	(675,187)	4,014	(671,173)
Initial recognition and changes in fair value of biological assets and agricultural produce	(40)	53	13	—	—	—	70,295	(1,706)	68,589
Gain from changes in net realizable value of agricultural produce after harvest	—	—	—	—	—	—	1,542	283	1,825
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	452	40	492	—	—	—	288,204	(1,825)	286,379
General and administrative expenses	(167)	17	(150)	(19,319)	428	(18,891)	(57,797)	595	(57,202)
Selling expenses	(171)	(11)	(182)	(165)	23	(142)	(107,628)	656	(106,972)
Other operating income, net	(956)	602	(354)	(175)	21	(154)	(1,137)	315	(822)
Profit from Operations Before Financing and Taxation	(842)	648	(194)	(19,659)	472	(19,187)	121,642	(259)	121,383

Depreciation and amortization	(181)	4	(177)	(20)	3	(17)	(174,578)	139	(174,439)
Net (loss) / gain from Fair value adjustment of investment property	(927)	602	(325)	—	—	—	(927)	602	(325)

	2018
	Crops			Rice			Dairy
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	164,538	(9,120)	155,418	100,013	(4,610)	95,403	33,201	(3,491)	29,710
Cost of goods and services rendered	(165,988)	9,052	(156,936)	(75,739)	766	(74,973)	(31,488)	3,361	(28,127)
Initial recognition and changes in fair value of biological assets and agricultural produce	36,422	(7,755)	28,667	8,967	(4,842)	4,125	7,295	(1,840)	5,455
Gain from changes in net realizable value of agricultural produce after harvest	2,704	(3,613)	(909)	—	—	—	—	—	—
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	37,676	(11,436)	26,240	33,241	(8,686)	24,555	9,008	(1,970)	7,038
General and administrative expenses	(4,239)	37	(4,202)	(5,070)	(869)	(5,939)	(2,034)	(246)	(2,280)
Selling expenses	(5,921)	474	(5,447)	(15,465)	1,375	(14,090)	(983)	41	(942)
Other operating income, net	5,422	1,741	7,163	275	(58)	217	(1,055)	58	(997)
Profit from Operations Before Financing and Taxation	32,938	(9,184)	23,754	12,981	(8,238)	4,743	4,936	(2,117)	2,819

Depreciation and amortization	(1,697)	(329)	(2,026)	(5,846)	5,840	(6)	(2,253)	(280)	(2,533)
Net gain from Fair value adjustment of investment property	—	—	—	—	—	—	—	—	—

	2018
	All other segments			Corporate			Total
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	1,919	(149)	1,770	—	—	—	810,609	(17,370)	793,239
Cost of goods and services rendered	(1,412)	99	(1,313)	—	—	—	(623,243)	13,278	(609,965)
Initial recognition and changes in fair value of biological assets and agricultural produce	(806)	(393)	(1,199)	—	—	—	31,025	(14,830)	16,195
Gain from changes in net realizable value of agricultural produce after harvest	—	—	—	—	—	—	2,704	(3,613)	(909)
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	(299)	(443)	(742)	—	—	—	221,095	(22,535)	198,560
General and administrative expenses	(155)	(9)	(164)	(19,626)	1,433	(18,193)	(56,426)	346	(56,080)
Selling expenses	(165)	16	(149)	(178)	33	(145)	(92,154)	1,939	(90,215)
Other operating income, net	10,668	2,728	13,396	(167)	36	(131)	99,727	4,505	104,232
Profit from Operations Before Financing and Taxation	10,049	2,292	12,341	(19,971)	1,502	(18,469)	172,242	(15,745)	156,497

Depreciation and amortization	(171)	(6)	(177)	—	—	—	(153,169)	(1,085)	(154,254)
Net gain from Fair value adjustment of investment property	10,680	2,729	13,409	—	—	—	10,680	2,729	13,409

Sugar, Ethanol and Energy, and Land Transformation segments have not been reconciliated due to the lack of differences.

x

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
•Adjusted Consolidated EBITDA
•Adjusted Segment EBITDA
•Adjusted Consolidated EBIT
•Adjusted Segment EBIT
•Adjusted Free Cash Flow
•Adjusted Free Cash Flow from Operations
•Net Debt
•Net Debt to Adjusted Consolidated EBITDA
In this section, we provide an explanation and a reconciliation of each of our non-IFRS financial measures to the most directly comparable IFRS measures. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS.
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
There are limitations associated with the use of non-IFRS financial measures as an analytical tool. In particular, many of the adjustments to our IFRS financial measures reflect the exclusion of items, such as depreciation of property, plant and equipment and amortization of intangible assets, changes in fair value and the related income tax effects of the aforementioned exclusions, that are recurring and will be reflected in our financial results for the foreseeable future. In addition, these measures may be different from non-IFRS financial measures used by other companies, limiting their usefulness for comparison purposes.
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
Adjusted Consolidated EBITDA equals the sum of our Adjusted Segment EBITDA for each of our operating segments. We define “Adjusted Consolidated EBITDA” as (i) consolidated net profit (loss) for the year, as applicable, before interest expense, income taxes, depreciation of property, plant and equipment and amortization of intangible assets, net gain from fair value adjustments of investment property land foreign exchange gains or losses, other net financial results; and (ii) adjusted by profit or loss from discontinued operations; (iii) adjusted by those items, that do not impact profit and loss, but are recorded directly in shareholders' equity, including (a) the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, reflected under the line item: "Reserve from the sale of non-controlling interests in subsidiaries” and (b) the net increase in value of sold farmland, which has been recognized in either revaluation surplus of retained earnings; and (iv) net of the combined effect of the application of IAS 29 and IAS 21 from the Argentine operations included in profit from operations. (See "Item 5. Operating and Financial Review and Prospects — A. Operating Results - Critical Accounting Policies and Estimates.")
We define “Adjusted Segment EBITDA” for each of our operating segments as (i) the segment’s share of consolidated profit (loss) from operations before financing and taxation per segment information for the year, as applicable, before depreciation of property, plant and equipment and amortization of intangible assets; and (ii) adjusted by profit or loss from discontinued operations; (iii) adjusted by those items, that do not impact profit and loss, but are recorded directly in shareholders' equity, including (a) the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, reflected under the line item: "Reserve from the sale of non-controlling interests in subsidiaries” and (b) the net increase in value of sold farmland, which has been recognized in either revaluation surplus of retained earnings.

 We believe that Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are important measures of operating performance for our company and each operating segment, respectively, because they allow investors to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, respectively, including our return on capital and operating efficiencies, from period to period by removing the impact of our capital structure (interest expense from our outstanding debt), asset base (depreciation and amortization), tax consequences (income taxes), foreign exchange gains or losses and other financial results. In addition, by including the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, investors can also evaluate and compare the full value and returns generated by our land transformation activities. Other companies may calculate Adjusted Consolidated EBITDA and Adjusted Segment EBITDA differently, and therefore our Adjusted Consolidated EBITDA and Adjusted Segment EBITDA may not be comparable to similarly titled measures used by other companies. Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are not measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, segment’s profit from operations before financing and taxation and other measures determined in accordance with IFRS. Items excluded from Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are significant and necessary components to the operations of our business, and, therefore, Adjusted Consolidated EBITDA and Adjusted Segment EBITDA should only be used as a supplemental measure of our company’s operating performance, and of each of our operating segments, respectively. We also believe Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are useful for securities analysts, investors and others to evaluate and compare the financial performance of our company and other companies in the agricultural industry. These non-IFRS measures should be considered in addition to, but not as a substitute for or superior to, the information contained in either our statements of income or segment information.
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
We believe that Adjusted Consolidated EBIT and Adjusted Segment EBIT are important measures of operating performance, for our company and each operating segment, respectively, because they allow investors to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, from period to period by including the impact of depreciable fixed assets and removing the impact of our capital structure (interest expense from our outstanding debt), tax consequences (income taxes), foreign exchange gains or losses and other financial results. In addition, by including the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland and also the sale of farmlands, investors can evaluate the full value and returns generated by our land transformation activities. Other companies may calculate Adjusted Consolidated EBIT and Adjusted Segment EBIT differently, and therefore our Adjusted Consolidated EBIT and Adjusted Segment EBIT may not be comparable to similarly titled measures used by other companies. Adjusted Consolidated EBIT and Adjusted Segment EBIT are not measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, segment’s profit from operations before financing and taxation and other measures determined in accordance with IFRS. Items excluded from Adjusted Consolidated EBIT and Adjusted Segment EBIT are significant and necessary components to the operations of our business, and, therefore, Adjusted Consolidated EBIT and Adjusted Segment EBIT should only be used as a supplemental measure of the operating performance of our company, and of each of our operating segments, respectively.
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

We define Adjusted Free Cash Flow as (i) net cash generated from operating activities net of the combined effect of the application of IAS 29 and IAS 21 to the Argentine operations, less (ii) net cash used in investing activities net of the combined effect of the application of IAS 29 and IAS 21, less (iii) interest paid, plus (iv) proceeds from the sale of non-controlling interest in farming subsidiaries; less (v) lease payments. We define Adjusted Free Cash Flow from Operations as (i) net cash generated from operating activities net of the combined effect of the application of IAS 29 and IAS 21 less (ii) net cash used in investing activities net of the combined effect of the application of IAS 29 and IAS 21 , less (iii) interest paid, plus (iv) proceeds from the sale of non-controlling interest in subsidiaries; less (v) lease payments; plus (vi) expansion capital expenditures. (See "Item 3. Key Information— A Selected Financial Data." and "Item 5. Operating and Financial Review and Prospects — A. Operating Results -- Critical Accounting Policies and Estimates"
Expansion capital expenditures is defined as the required investment to expand current production capacity including organic growth, joint ventures and acquisitions. We define maintenance capital expenditures as the necessary investments in order to maintain the current level of productivity both at an agricultural and industrial level. Proceeds from the sale of non-controlling interest in farming subsidiaries is a measure of the cash generated from our land transformation business that is included under cash from financing activities pursuant to IFRS.
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
Item 2.    Offer Statistics and Expected Timetable

Not applicable.
Item 3.    Key Information
A.    SELECTED FINANCIAL DATA
The following selected statement of financial position data as of December 31, 2019 and 2018 and selected statement of income data and cash flow data for each of the three years in the period ended December 31, 2019 have been derived from our Consolidated Financial Statements appearing elsewhere in this annual report on Form 20-F. The selected statement of financial position data as of December 31, 2017, 2016 and 2015 and for the years ended December 31, 2016 and 2015 has been derived from our annual consolidated financial statements, which have been retroactively recast to give effect to the change of measurement basis for our investment properties during 2018. These financial statements are not included in this annual report.
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
Financial reporting in a hyperinflation economy
During 2018, Argentina experienced a significant increase in inflation, which exceeded the 100% three-year cumulative inflation rate. Also the remaining indicators do not contradict the conclusion that Argentina should be considered a hyperinflationary economy for accounting purposes. As a results, it is agreed that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy under the terms of IAS 29. Therefore, from July 1, 2018, we started applying IAS 29 in the financial reporting of its subsidiaries and associates with the Argentine peso as functional currency. (See "Presentation of Financial and Other Information - Financial reporting in a hyperinflation economy").

	For the years ended December 31,
	2019	2018	2017	2016	2015
	(In thousands of $)
Statements of Income Data:
Sale of goods and services rendered	887,138	793,239	933,178	869,235	674,314
Cost of goods sold and services rendered	(671,173)	(609,965)	(766,727)	(678,581)	(557,786)
Initial recognition and changes in fair value of biological assets and agricultural produce	68,589	16,195	63,220	125,456	54,528
Changes in net realizable value of agricultural produce after harvest	1,825	(909)	8,852	(5,841)	14,691
Margin on manufacturing and agricultural activities before operating expenses	286,379	198,560	238,523	310,269	185,747
General and administrative expenses	(57,202)	(56,080)	(57,299)	(50,750)	(48,425)
Selling expenses	(106,972)	(90,215)	(95,399)	(80,673)	(70,268)
Other operating income, net	(822)	104,232	43,763	5,752	52,964
Share of loss of joint ventures	—	—	—	—	(2,685)
Profit from operations before financing and taxation	121,383	156,497	129,588	184,598	117,333
Finance income	9,908	8,581	11,744	7,957	9,150
Finance costs	(202,566)	(271,263)	(131,349)	(165,380)	(116,890)
Other financial results - Net gain of inflation effects on the monetary items	92,437	81,928	—	—	—
Financial results, net	(100,221)	(180,754)	(119,605)	(157,423)	(107,740)
Profit / (Loss) before income tax	21,162	(24,257)	9,983	27,175	9,593
Income tax (expense) / benefit	(20,820)	1,024	4,992	(12,899)	2,479
Profit / (Loss) for the year	342	(23,233)	14,975	14,276	12,072

Attributable to:
Equity holders of the parent	(772)	(24,622)	13,198	11,568	10,830
Non-controlling interest	1,114	1,389	1,777	2,708	1,242

(Loss) / earnings per share from operations attributable to the equity holders of the parent during the year:
Basic (loss) / earnings per share	(0.007)	(0.211)	0.109	0.095	0.090
Diluted (loss) / earnings per share	(0.007)	(0.211)	0.108	0.094	0.089

	For the Year Ended December 31,
	2019	2018	2017	2016	2015
Cash Flow Data:
Net cash generated from operating activities (a)	322,110	218,513	237,105	255,401	145,186
Net cash used in investing activities (b)	(248,710)	(174,922)	(188,335)	(122,014)	(125,051)
Net cash generated from financing activities (c)	(37,863)	(20,854)	70,194	(181,682)	92,413
(a) Includes 23,550 and 7,598 of the combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries for 2019 and 2018, respectively.
(b) Includes 3,851 and 4,122 of the combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries for 2019 and 2018, respectively.
(c) Includes (14,340) and (8,231) of the combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries for 2019 and 2018, respectively.
Other Financial Data:
Adjusted Segment EBITDA (unaudited) (1)
Crops	26,804	34,635	25,678	27,462	33,211
Rice	20,328	18,827	12,179	11,698	6,274
Dairy	14,965	7,189	12,243	5,717	6,356
All Other segments	266	(460)	556	9,085	677
Farming subtotal	62,363	60,191	50,656	53,962	46,518
Ethanol, sugar and energy	253,069	238,284	247,301	265,044	167,180
Land transformation	9,376	36,227	—	—	23,980
Corporate	(19,639)	(19,971)	(21,664)	(20,957)	(21,776)
Adjusted Consolidated EBITDA (unaudited) (1)	305,169	314,731	276,293	298,049	215,902
________________________________________________________________________________________________

(1)	See “Presentation of Financial and Other Information” for the definitions of Adjusted Segment EBITDA and Adjusted Consolidated EBITDA and the reconciliation in the table below.

	As of December 31,
	2019	2018	2017	2016	2015
	(In thousands of $)
Statement of Financial Position Data:
Biological assets	130,436	105,387	167,994	145,404	111,818
Inventories	112,790	128,102	108,919	111,754	85,286
Property, plant and equipment, net	1,493,220	1,480,439	831,377	814,867	696,889
Right of use assets	238,053	—	—	—	—
Total assets	2,521,307	2,277,372	1,645,089	1,496,397	1,392,124
Non-current lease liabilities	174,570	—	—	—	—
Total lease liabilities	216,384	—	—	—	—
Non-current borrowings	780,202	718,484	663,060	430,304	483,651
Total borrowings	968,280	862,116	817,958	635,396	723,339
Share Capital	183,573	183,573	183,573	183,573	183,573
Equity attributable to equity holders of the parent	988,269	1,063,636	673,880	700,334	556,814
Non-controlling interest	40,614	44,509	9,139	11,970	7,335
Number of shares (including treasury shares)	122,382	122,382	122,382	122,382	122,382

The following tables show a reconciliation of Adjusted Segment EBITDA to our segments’ profit / (loss) from operations before financing and taxation, the most directly comparable IFRS financial measure, and a reconciliation of Adjusted Consolidated EBITDA to our net profit (loss) for the year, the most directly comparable IFRS financial measure.

	For the year ended December 31, 2019
	Crops	Rice	Dairy	All other segments	Farming Subtotal	Sugar, Ethanol and Energy	Land Trans- formation	Corporate	Total
	(In thousands of $)
Adjusted Segment EBITDA (unaudited)
Profit/(Loss) from Operations Before Financing and Taxation as per Segment Information	22,142	13,334	9,901	(842)	44,535	95,412	1,354	(19,659)	121,642
Net loss from Fair value adjustment of investment property as per Segment Information	—	—	—	927	927	—	—	—	927
Reverse of revaluation surplus derived from the disposals of assets before taxes	—	—	—	—	—	—	8,022	—	8,022
Adjusted Segment EBIT (unaudited)(1)	22,142	13,334	9,901	85	45,462	95,412	9,376	(19,659)	130,591
Depreciation of Property, plant and equipment and amortization of Intangible Assets as per Segment Information	4,662	6,994	5,064	181	16,901	157,657	—	20	174,578
Adjusted Segment EBITDA (unaudited)(1)	26,804	20,328	14,965	266	62,363	253,069	9,376	(19,639)	305,169
Reconciliation to Profit
Profit for the year									342
Income tax expense									20,820
Interest expense, net									52,815
Foreign exchange, net									108,458
Other financial results - Net gain of inflation effects on the monetary items									(92,437)
Other financial results, net									31,385
Combined effects of IAS 29 and IAS 21 of the Argentine subsidiaries of Profit from operations									259
Net loss from Fair value adjustment of investment property as per Segment Information									927
Adjusted Consolidated EBIT (unaudited) (1)									122,569
Depreciation of Property, Plant and Equipment and amortization of Intangible Assets as per Segment Information									174,578
Reverse of revaluation surplus derived from the disposals of assets before taxes									8,022
Adjusted Consolidated EBITDA (unaudited)(1)									305,169

(1)	See “Presentation of Financial and Other Information” for the definitions of Adjusted Segment EBIT, Adjusted Consolidated EBIT, Adjusted Segment EBITDA and Adjusted Consolidated EBITDA.

	For the year ended December 31, 2018
	Crops	Rice	Dairy	All other segments	Farming Subtotal	Sugar, Ethanol and Energy	Land Trans- formation	Corporate	Total
	(In thousands of $)
Adjusted Segment EBITDA (unaudited)
Profit/(Loss) from Operations Before Financing and Taxation	32,938	12,981	4,936	10,049	60,904	95,082	36,227	(19,971)	172,242
Net gain from Fair value adjustment of investment property	—	—	—	(10,680)	(10,680)	—	—	—	(10,680)
Adjusted Segment EBIT (unaudited)(1)	32,938	12,981	4,936	(631)	50,224	95,082	36,227	(19,971)	161,562
Depreciation and amortization	1,697	5,846	2,253	171	9,967	143,202	—	—	153,169
Adjusted Segment EBITDA (unaudited)(1)	34,635	18,827	7,189	(460)	60,191	238,284	36,227	(19,971)	314,731
Reconciliation to Profit
Profit for the year									(23,233)
Income tax expense									(1,024)
Interest expense, net									43,662
Foreign exchange, net									183,195
Other financial results - Net gain of inflation effects on the monetary items									(81,928)
Other financial results, net									35,825
Combined effects of IAS 29 and IAS 21 of the Argentine subsidiaries of Profit from operations									15,745
Net gain from Fair value adjustment of investment property									(10,680)
Adjusted Consolidated EBIT (unaudited)(1)									161,562
Depreciation and amortization									153,169
Adjusted Consolidated EBITDA (unaudited)(1)									314,731

(1)	See “Presentation of Financial and Other Information” for the definitions of Adjusted Segment EBIT, Adjusted Consolidated EBIT, Adjusted Segment EBITDA and Adjusted Consolidated EBITDA.

	For the year ended December 31, 2017
	Crops	Rice	Dairy	All other segments	Farming Subtotal	Sugar, Ethanol and Energy	Land Trans- formation	Corporate	Total
	(In thousands of $)
Adjusted Segment EBITDA (unaudited)
Profit/(Loss) from Operations Before Financing and Taxation	24,167	8,328	11,206	4,699	48,400	102,852	—	(21,664)	129,588
Net gain from fair value adjustment of investment property	—	—	—	(4,302)	(4,302)	—	—	—	(4,302)
Adjusted Segment EBIT (unaudited)(1)	24,167	8,328	11,206	397	44,098	102,852	—	(21,664)	125,286
Depreciation and amortization	1,511	3,851	1,037	159	6,558	144,449	—	—	151,007
Adjusted Segment EBITDA (unaudited)(1)	25,678	12,179	12,243	556	50,656	247,301	—	(21,664)	276,293
Reconciliation to Profit
Profit for the year									14,975
Income tax expense									(4,992)
Interest expense, net									41,078
Foreign exchange, net									38,708
Other financial results, net									39,819
Net gain from fair value adjustment of investment property									(4,302)
Adjusted Consolidated EBIT (unaudited)(1)									125,286
Depreciation and amortization									151,007
Adjusted Consolidated EBITDA (unaudited)(1)									276,293

(1)	See “Presentation of Financial and Other Information” for the definitions of Adjusted Segment EBIT, Adjusted Consolidated EBIT, Adjusted Segment EBITDA and Adjusted Consolidated EBITDA.

	For the year ended December 31, 2016
	Crops	Rice	Dairy	All other segment	Farming Subtotal	Sugar, Ethanol and Energy	Land Trans- formation	Corporate	Total
	(In thousands of $)
Adjusted Segment EBITDA (unaudited)
Profit/(Loss) from Operations Before Financing and Taxation	26,093	8,932	4,753	22,942	62,720	142,835	—	(20,957)	184,598
Net gain from fair value adjustment of investment property	—	—	—	(14,049)	(14,049)	—	—	—	(14,049)
Adjusted Segment EBIT (unaudited)(1)	26,093	8,932	4,753	8,893	48,671	142,835	—	(20,957)	170,549
Depreciation and amortization	1,369	2,766	964	192	5,291	122,209	—	—	127,500
Adjusted Segment EBITDA (unaudited)(1)	27,462	11,698	5,717	9,085	53,962	265,044	—	(20,957)	298,049
Reconciliation to Profit
Profit for the year									14,276
Income tax expense									12,899
Interest expense, net									40,527
Foreign exchange, net									19,062
Other financial results, net									97,834
Net gain from fair value adjustment of investment property									(14,049)
Adjusted Consolidated EBIT (unaudited)(1)									170,549
Depreciation and amortization									127,500
Adjusted Consolidated EBITDA (unaudited)(1)									298,049

(1)	See “Presentation of Financial and Other Information” for the definitions of Adjusted Segment EBIT, Adjusted Consolidated EBIT, Adjusted Segment EBITDA and Adjusted Consolidated EBITDA.

	For the year ended December 31, 2015
	Crops	Rice	Dairy	All other segments	Farming Subtotal	Sugar, Ethanol and Energy	Land Trans- formation	Corporate	Total
	(In thousands of $)
Adjusted Segment EBITDA (unaudited)
Profit/(Loss) from Operations Before Financing and Taxation	30,784	3,287	4,900	22,290	61,270	69,925	7,914	(21,776)	117,333
Reserve from the sale of non-controlling interests in subsidiaries (2)	—	—	—	—	—	—	16,066	—	16,066
Net gain from fair value adjustment of investment property	—	—	—	(21,898)	(21,898)	—	—	—	(21,898)
Adjusted Segment EBIT (unaudited)(1)	30,784	3,287	4,900	392	39,372	69,925	23,980	(21,776)	111,501
Depreciation and amortization	2,427	2,987	1,456	276	7,146	97,255	—	—	104,401
Adjusted Segment EBITDA (unaudited)(1)	33,211	6,274	6,356	668	46,518	167,180	23,980	(21,776)	215,902
Reconciliation to Profit
Profit for the year									12,072
Income tax expense									(2,479)
Interest expense, net									49,491
Foreign exchange losses, net									23,423
Other financial results, net									34,826
Reserve from the sale of non-controlling interest in subsidiaries)									16,066
Net gain from fair value adjustment of investment property									(21,898)
Adjusted Consolidated EBIT (unaudited)(1)									111,501
Depreciation and amortization									104,401
Adjusted Consolidated EBITDA (unaudited)(1)									215,902

(1)	See “Presentation of Financial and Other Information” for the definitions of Adjusted Segment EBIT, Adjusted Consolidated EBIT, Adjusted Segment EBITDA and Adjusted Consolidated EBITDA.

(2)
This corresponds to an equity line item in our consolidated statements of financial position. See “Presentation of Financial and Other Information” for the definitions of Adjusted Segment EBIT, Adjusted Consolidated EBIT, Adjusted Segment EBITDA and Adjusted Consolidated EBITDA.

Adjusted Free Cash Flow	2019	2018	2017	2016	2015
Net cash generated from operating activities	322,110	218,513	237,105	255,401	145,186
Net cash used in investing activities	(248,710)	(174,922)	(188,335)	(122,014)	(125,051)
Interest paid	(57,662)	(50,021)	(41,612)	(48,400)	(48,438)
Lease payments	(49,081)	—	—	—	—
Proceeds from the sale of non-controlling interest in subsidiaries	—	—	—	—	21,964
Reversal of Expansion Capital expenditures (unaudited)	129,074	98,011	70,804	48,295	87,956
IAS 29 & IAS 21 effect for operating Activities	(23,550)	(7,598)	—	—	—
IAS 29 & IAS 21 effect for investing Activities	(3,851)	(4,122)	—	—	—
Adjusted Free Cash Flow from Operations (unaudited)	68,330	79,861	77,962	133,282	81,617
Expansion Capital expenditures (unaudited)	(129,074)	(98,011)	(70,804)	(48,295)	(87,956)
Adjusted Free Cash Flow (unaudited)	(60,744)	(18,150)	7,158	84,987	(6,339)

Indebtedness	2019	2018		2017		2016		2015
Net Debt (unaudited)	678,004	588,481		548,763		476,828		524,445
Net Debt / Adjusted Consolidated EBITDA (unaudited)	2.22x	1.87	x	1.98	x	1.60	x	2.43	x

Reconciliation - Net Debt	2019	2018	2017	2016	2015
Total Borrowings	968,280	862,116	817,958	635,396	723,339
Cash and cash equivalents	(290,276)	(273,635)	(269,195)	(158,568)	(198,894)
Net Debt (unaudited)	678,004	588,481	548,763	476,828	524,445
Reconciliation of Adjusted Free Cash Flow to Net increase/(decrease) in Cash and Cash Equivalents

	2019	2018	2017	2016	2015
Net increase/(decrease) in cash and cash equivalents	35,537	22,737	118,964	(48,295)	112,548
Proceeds from the sale of minority interest in subsidiaries	—	—	—	—	21,964
Interest Paid	(57,662)	(50,021)	(41,612)	(48,400)	(48,438)
Lease Payments	(49,081)	—	—	—	—
Net cash generated from financing activities	37,863	20,854	(70,194)	181,682	(92,413)
IAS 29 & IAS 21 effect for operating activities	(23,550)	(7,598)	—	—	—
IAS 29 & IAS 21 effect for investing activities	(3,851)	(4,122)	—	—	—
Adjusted Free Cash Flow (unaudited)	(60,744)	(18,150)	7,158	84,987	(6,339)
 Reconciliation of Adjusted Free Cash Flow from operations to Net increase/(decrease) in Cash and Cash Equivalents

	2019	2018	2017	2016	2015
Net increase/(decrease) in cash and cash equivalents	35,537	22,737	118,964	(48,295)	112,548
Expansion Capital Expenditures (unaudited)	129,074	98,011	71,891	48,295	87,956
Proceeds from the sale of minority interest in subsidiaries	—	—	—	—	21,964
Interest Paid	(57,662)	(50,021)	(41,612)	(48,400)	(48,438)
Lease payments	(49,081)	—	—	—	—
Net cash generated / (used) from financing activities	37,863	20,854	(70,194)	181,682	(92,413)
IAS 29 & IAS 21 effect for operating activities	(23,550)	(7,598)	—	—	—
IAS 29 & IAS 21 effect for investing activities	(3,851)	(4,122)	—	—	—
Adjusted Free Cash Flow from operations (unaudited)	68,330	79,861	79,049	133,282	81,617

B.    CAPITALIZATION AND INDEBTEDNESS
Not Applicable.
C.    REASONS FOR THE OFFER AND USE OF PROCEEDS
Not Applicable.

D.    RISK FACTORS
Investing in our common shares involves a high degree of risk. Before making an investment decision, you should carefully consider the information contained in this annual report, particularly the risks described below, as well as in our consolidated financial statements and accompanying notes. Our business activities, cash flow, financial condition and results of operations could be materially and adversely affected by any of the risks and uncertainties below. The market price of our common shares may decrease due to any of these risks or other factors, and you may lose all or part of your investment. The risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations.

For purposes of this section, the indication that a risk, uncertainty or problem may or will have a “material adverse effect on us” or that we may experience a “material adverse effect” means that the risk, uncertainty or problem could have a material adverse effect on our business, financial condition or results of operations and/or the market price of our common shares, except as otherwise indicated or as the context may otherwise require. Investors should view similar expressions in this section as having a similar meaning.
Risks Related to Our Business and Industries
We may be exposed to risks related to health epidemics, and the COVID-19 in particular, that could adversely impact our ability to operate our business and results of operations.
In December 2019, a novel strain of coronavirus known as COVID-19 (“COVID-19”) surfaced in Wuhan, China, and was declared a worldwide pandemic by the World Health Organization on March 11, 2020. The speed and extent of the spread of COVID-19, and the duration and intensity of resulting business disruption and related financial and social impact, are uncertain, and such adverse effects on our business and financial position may be material.
The Company could be negatively affected if personnel including management and personnel at its farming and industrial operations are quarantined as the result of, or in order to avoid, exposure to the virus. While governmental agencies and private sector participants are seeking to mitigate the adverse effects of this coronavirus, including measures such as heightened sanitary practices, telecommuting, quarantine, curtailment or cessation of travel, and other restrictions, and the medical community is developing vaccines and other treatment options, the timing and efficacy of such measures is uncertain. These and other responses could impact the ability to harvest, produce and market our products, the availability of those who make the decision to purchase our products and the ultimate demand for our products.
Commodity markets are also likely to be disrupted with attendant effects on demand for some of our products. For example, the Chinese market is a significant source of global demand for the commodities we sell, including soy and corn, and reduction in demand from China may have a significant effect on commodity prices and demand and potentially broader impacts on our supply chain or the global economy. In addition, the COVID 19 pandemic and other factors have also adversely impacted demand and supply in the oil market suppressing oil prices, which are correlated with the price of ethanol, and negatively impacted our ethanol operations. See "Risks Related to Our Business and Industries — Ethanol prices are correlated to the price of sugar and are also closely correlated to the price of oil, so that a decline in the price of sugar or a decline in the price of oil will adversely affect our sugar and ethanol businesses and- Fluctuations in market prices for our products could adversely affect our financial condition and results of operations".
Further, the ongoing COVID-19 pandemic and any possible future outbreaks of viruses may have a significant adverse effect on us. Firstly, a spread of such diseases amongst our employees, as well as any quarantines affecting them or our facilities could adversely impact the productivity of our personnel and thereby affect our operations, which can impact the quality and continuity of our activities and our reputation. Secondly, the current COVID-19 pandemic and any possible future outbreaks of viruses may have an adverse effect on our suppliers and/or transportation companies used to distribute our products. Thirdly, any quarantines or spread of viruses may adversely affect the demand of our products from end-consumers.

Additionally, our operations may be adversely affected by the wider macroeconomic effect of the ongoing COVID-19 pandemic. Currently, it is expected there be a recession or diminishing growth in several countries, including Argentina and Brazil, due to the freeze of the economic activities. The final effects of the COVID-19 pandemic could have substantial negative impact on the countries where we operate. Any negative effect on the economy, particularly in the countries that we operate, may decrease incomes and the demand for our products. Lastly, in case of an economic downturn, the price of our common shares may be adversely affected.
We are not now able to determine fully the extent to which COVID-19 will impact our business activity or financial results, which will depend on future developments that are highly uncertain and cannot be predicted fully (see “—Risks Related to Argentina-The measures taken or to be implemented by the Argentine government in response to the COVID-19 pandemic may cause adverse effect on our business and operations” and "— Risks Related to Brazil — The measures taken or to be implemented by the Brazilian government in response to the COVID-19 pandemic may cause adverse effect on our business and operations-").
Unpredictable weather conditions, including as a result of climate change, pest infestations and diseases may have an adverse impact on agricultural production.
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
The effects of severe adverse weather conditions may reduce yields of our agricultural activities. Additionally, higher than average temperatures and rainfall can contribute to an increased presence of pest and insects that may adversely impact our agricultural production. Furthermore, the potential physical impacts of climate change are uncertain and may vary by region, which includes changes in rainfall patterns, water shortages, changing sea levels and changing temperature levels that could adversely impact our business operations, the location, costs and competitiveness of global agricultural production and related storage and processing facilities. During April and November 2019 we suffered from a drought in Mato Grosso do Sul, which led to a significant decrease in sugarcane yields for the year and reduced profit from operations by about $49.5 million . Yields may also be affected by plagues, diseases or weed infections and related operational problems. See “Item 5.Operating and Financial Review and Prospects — Trends and Factors Affecting Our Results of Operations — (i) Effects of Yield Fluctuations”.
The occurrence and effects of disease and plagues can be unpredictable and devastating to agricultural products, potentially rendering all or a substantial portion of the affected harvest unsuitable for sale. Our agricultural products are also susceptible to fungus and bacteria that are associated with excessively moist conditions. Our results of operations could be adversely affected in such cases where our production is materially affected and all or a substantial portion of the production costs have been incurred. We cannot assure you that such events in the future will not adversely affect our operating results and financial condition. Furthermore, if we fail to control a given plague or disease and our production is threatened, we may be unable to supply our main customers, which could affect our results of operations and financial condition.
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
 As a result, we cannot assure you that future severe adverse weather conditions, including as a result of climate change, or pest infestations will not adversely affect our operating results and financial condition.

Fluctuations in market prices for our products could adversely affect our financial condition and results of operations.

Prices for agricultural products and by-products, including, among other things, sugar, ethanol, and grains, like those of other commodities, have historically been cyclical and sensitive to domestic and international changes in supply and demand and can be expected to fluctuate significantly. In addition, the agricultural products and by-products we produce are traded on commodities and futures exchanges and thus are subject to speculative trading, which may adversely affect us. The prices that we are able to obtain for our agricultural products and by-products depend on many factors beyond our control including:

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

•	changes in government policies for biofuels;

•	disruptions in commodity markets caused by global events, including the impact of the COVID-19 pandemic;

•	world inventory levels, i.e., the supply of commodities carried over from year to year;

•	climatic conditions and natural disasters in areas where agricultural products are cultivated;

•	the production capacity of our competitors; and

•	demand for and supply of competing commodities and substitutes.
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
The rapid and widening spread of the COVID-19 is impacting the price of the products we sell (i.e sugar, ethanol, corn, powder milk among others) due to the lower demand and economic activity worldwide. As an example, during the month of March 2020, sugar prices decreased by 26% according to ICE-NY, ethanol prices decreased 10% according to ESALQ and corn prices decreased by 9.1% based on CBOT. Given the uncertainty around the extent and timing of the COVID-19 pandemic we cannot predict or asses the final impact of the pandemic. (See "— The COVID-19 pandemic may adversely affect our business and operating results").
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
Ethanol prices are correlated to the price of sugar and are also closely correlated to the price of oil, so that a decline in the price of sugar or a decline in the price of oil will adversely affect our sugar and ethanol businesses.
A vast majority of ethanol in Brazil is produced at sugarcane mills that produce both ethanol and sugar. Because sugarcane millers are able to alter their product mix in response to the relative prices of ethanol and sugar, the prices of both products are directly correlated, and the correlation between ethanol and sugar may increase over time.  Sugar prices in Brazil are determined by prices in the world market, resulting in a correlation between Brazilian ethanol prices and world sugar prices. Accordingly, a decline in sugar prices would have an adverse effect on the financial performance of our ethanol and sugar businesses.
In addition, gasoline prices in Brazil are set by the Brazilian government through Petrobras. Because flex-fuel vehicles, which have become popular in Brazil, allow consumers to choose between gasoline and ethanol at the pump rather than in the showroom, ethanol prices are correlated to gasoline prices and, consequently, oil prices.
Oil prices collapsed in the past weeks with a record demand shock along with excess supply created by internal dispute among OPEC members.  On March 9, 2020, a dispute between the Saudis and the Russians sparked an all-out price and market share war (the kingdom slashed the price of Arab Light crude and increased production to full capacity to almost 12.3 million barrels per day starting in April). In addition,  the COVID-19 outbreak is generating unprecedented loss in demand for oil as billions of people across the globe are in quarantine, with the virus paralyzing air and ground travel and and the collapse of fuel demand. This perfect storm caused oil prices to collapse as the supply glut gradually expanded and demand contracted. On April 12, 2020,  the OPEC+ and G20 agreed on a round of production  cuts for a total of approximately 9.7-million barrels per day from May 1, 2020 until June 30, 2020.  Nonetheless, we believe that significant risks remain on the demand for oil, as the COVID-19 pandemic  demand impacts could last longer than expected. During the month of March 2020, sugar prices decreased by 26% according to ICE-NY and ethanol prices decreased 10% according to ESALQ
While we are not now able to fully determine the impact of the decline in oil prices to our operations, we believe that the decline in oil prices or a decision by Petrobras to lower fuel prices and its attendant effects on the price of ethanol and sugar will have an adverse effect on the financial performance of our ethanol and sugar business.

The expansion of our business through acquisitions poses risks that may reduce the benefits we anticipate from these transactions.
As part of our business strategy, we have grown through acquisitions. We plan to continue growing by acquiring other farms and production facilities throughout South America. We believe that the agricultural industry and agricultural activity in the region are highly fragmented and that our future consolidation opportunities will continue to be significant to our growth. However, our management is unable to predict whether or when any prospective acquisitions or strategic alliances will occur, or if such acquisitions or strategic alliances will be agreed upon on favorable terms and conditions. Our ability to continue to expand our business successfully through acquisitions and strategic alliances depends on many factors, including our ability to identify potential acquisitions, access financing sources, including through capital markets, at acceptable conditions, negotiate favorable transaction terms and successfully consummate and integrate any businesses we acquire.
To support the acquisitions we pursue, we may need to implement new or upgraded strategies, systems, procedures and controls for our operations and will face risks, including diversion of management time and focus and challenges associated with integrating new managers and employees. We may be unable to realize synergies and efficiency gains from acquisitions or to identify, negotiate or finance future acquisitions, particularly as part of our international growth strategy, successfully or at favorable valuations, or to effectively integrate these acquisitions or strategic alliances with our current businesses. Our failure to integrate new businesses or manage any new alliances successfully could adversely affect our business and financial performance.
Any future strategic alliances or acquisitions of businesses, technologies, services or products might require us to obtain additional equity or debt financing, which may not be available on favorable terms, or at all, and may result in unforeseen operating difficulties and expenditures, as well as strain on our organizational culture, especially if an acquisition is followed by a period of lower than projected prices for our products. Future acquisitions and joint ventures may be subject to antitrust and other regulatory approvals, which may not be obtained on a timely basis or at all.
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
In addition, we are unable to predict the effect that changes in Argentine or Brazilian legislation regarding foreign ownership of rural properties could have in our business. See “ — Risks Related to Argentina-Argentine law concerning foreign ownership of rural properties may adversely affect our results of operations and future investments in rural properties in Argentina” and “—Risks Related to Brazil—Changes in Brazilian rules concerning foreign investment in rural properties may adversely affect our investments.”
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
For example, we rely on fertilizers and agrochemicals, many of which are petro-chemical based. In our Farming business, fertilizers and agrochemicals represented approximately 19% of our total cost of production (including manufacturing and administrative expenses) for the 2018/2019 harvest year. In our Sugar, Ethanol and Energy business, fertilizers and agrochemicals represented 12% of our cost of production (including manufacturing and administrative expenses) for 2018 and 12% for 2019. Worldwide production of agricultural products has increased significantly in recent years, increasing the demand for agrochemicals and fertilizers. This has resulted, among other things, in increased prices for agrochemicals and fertilizers.
Increased energy prices and frequent interruptions of energy supply could adversely affect our business.
We require substantial amounts of fuel oil and other resources for our harvest activities and transport of our agricultural products. During the 2018/19 harvest year, fuel represented 5% of the cost of production (including manufacturing and administrative expenses) of our Farming business. In our Sugar, Ethanol and Energy business, fuel represented 13% of our cost of production (including manufacturing and administrative expenses) for the 2019/20 harvest year. We rely upon third parties for our supply of energy resources used in our operations. The prices for and availability of energy resources may be subject to change or curtailment, respectively, due to, among other things, new laws or regulations, imposition of new taxes or tariffs, interruptions in production by suppliers, imposition of restrictions on energy supply by government, worldwide price levels and market conditions. Over the last few years, the Argentine government has taken certain measures in order to reduce the use of energy during peak months of the year by frequently cutting energy supply to industrial facilities and large consumers to ensure adequate supply for residential buildings. For example, certain of our industrial facilities have been subject to a quota system whereby electricity cuts occur on a work shift basis, resulting in our facilities being shut down during certain work shifts. We cannot assure you that we will be able to procure the required energy inputs at acceptable prices. If energy supply is cut for an extended period of time and we are unable to find replacement sources at comparable prices, or at all, our business and results of operations could be adversely affected.
We depend on stable international trade and economic and other conditions in key export markets for our products.
Our operating results depend largely on economic conditions and regulatory policies for our products in major export markets. The ability of our products to compete effectively in these export markets may be adversely affected by a number of factors that are beyond our control, including the deterioration of macroeconomic conditions, volatility of exchange rates, the imposition of greater tariffs or protectionist policies or other trade barriers or other factors in those markets, such as regulations relating to chemical content of products and safety requirements. The European Union, for example, limits the import of genetically modified organisms, or “GMOs.” See “ — Some of the agricultural commodities and food products that we produce contain genetically modified organisms.”
Due to the growing participation in the worldwide agricultural commodities markets by commodities produced in South America, South American growers, including us, are increasingly affected by the measures taken by importing countries in order to protect their local producers. Measures such as the limitation on imports adopted in a particular country or region may affect the sector’s export volume significantly and, consequently, our operating results. Additionally, due to the ongoing COVID-19 pandemic, governments and other authorities have established certain restrictions on the freedom of movement and business operations, including travel bans, supply chain disruptions and border closures. Other measures such as the restriction on imports or business closures of ports, airports or any locations of entry, or border closings may have a material adverse impact on our operations and financial results. See “— The COVID-19 pandemic may adversely affect our business and operating results.”.
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
The demand for the products we sell may be affected by international, national and local economic conditions that are beyond our control. Adverse changes in the perceived or actual economic climate, such as higher fuel prices, higher interest rates, stock and real estate market declines and/or volatility, more restrictive credit markets, higher taxes, and changes in governmental policies could reduce the level of demand or prices of the products we produce. We cannot predict the duration or magnitude of a downturn or the timing or strength of economic recovery. If a downturn were to continue for an extended period of time or worsen, we could experience a prolonged period of decreased demand and prices. In addition, economic downturns have and may adversely impact our suppliers, which can result in disruptions in goods and services and financial losses. Finally, the deterioration of global economic conditions, particularly in relevant economies such as the United States and China, as a result of the COVID-19 pandemic may ultimately decrease the customer demand for our products and have a material adverse effect on our financial condition and results of operations. See “— The COVID-19 pandemic may adversely affect our business and operating results.”
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
Diseases among our dairy cattle herd, such as mastitis, tuberculosis, brucellosis and foot-and-mouth disease, can have an adverse effect on productivity. Outbreaks of cattle diseases may also result in the closure of certain important markets to our cattle-derived products. We cannot assure that future outbreaks will not occur. A future outbreak of diseases among our cattle herds could adversely affect our milk sales and operating results and financial condition.
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
Our production is, in general, subject to different risks and hazards, including adverse weather conditions, fires, diseases and pest infestations, other natural phenomena, industrial accidents, labor disputes, changes in the legal and regulatory framework applicable to us, environmental contingencies and other natural phenomena. Our insurance currently covers only part of the losses we may incur and does not cover losses on crops due to hail storms, fires or similar risks. Furthermore, certain types of risks may not be covered by the policies we have for our industrial facilities. Additionally, we cannot guarantee that the indemnification paid by the insurer due to the occurrence of a casualty covered by our policies will be sufficient to entirely compensate us for the loss or damages suffered. Moreover, we may not be able to maintain or obtain insurance of the type and amount desired at reasonable costs. If we were to incur significant liability for which we were not fully insured, it could have a materially adverse effect on our business, financial condition and results of operations.
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
Approximately 31% of all fuel ethanol in Brazil is consumed in the form of anhydrous ethanol blended with gasoline; the remaining 69% of fuel ethanol is consumed in the form of hydrous ethanol, which is mostly used to power flex-fuel vehicles. Flex-fuel vehicles have the flexibility to run either on gasoline (blended with anhydrous ethanol) or hydrous ethanol. In the United States, almost all gasoline sold contains 10% ethanol. The European Union aims for 10% of the energy used in the transport sector to derive from renewable energy sources by 2020, without specific targets for certain renewable energy sources and without intermediate targets, to be determined by each Member State. Other countries such as Colombia and Canada have a 8% and 5% biofuel blending mandate, respectively, while Argentina currently has a 12% ethanol blending. In addition, flex-fuel and ethanol powered vehicles in Brazil are entitled to a tax benefit in the form of a lower tax rate on manufactured products (Imposto sobre

Produtos Industrializados) and therefore are currently taxed at lower levels than gasoline-only vehicles, which has contributed to the increase in production and sale of flex-fuel vehicles. Many of these policies and incentives aim to mitigate the effects of climate change. If climate change policies were to change, the legal framework and incentive structure promoting the use of ethanol may also change, leading to a reduction in the demand for ethanol. In addition, any reduction in the percentage of ethanol required in fuel blended with gasoline or increase in the rates at which flex-fuel vehicles are taxed in Brazil, or any growth in the demand for natural gas and other fuels as an alternative to ethanol, lower gasoline prices or an increase in gasoline consumption (versus ethanol), may cause demand for ethanol to decline and affect our business.
Additionally, the recent COVID-19 outbreak and other market factors have resulted in a reduction in the demand for oil and related fuels, causing significant volatility in the price of, and a reduction in the demand for, ethanol. Due to the uncertainty surrounding the COVID-19 pandemic and its impact on global markets, we cannot fully determine the extent of the reduction in the demand for ethanol, which, if sustained, may have a material adverse impact on our operations and financial condition. See “— Ethanol prices are correlated to the price of sugar and are also closely correlated to the price of oil, so that a decline in the price of sugar or a decline in the price of oil will adversely affect our sugar and ethanol businesses and — The COVID-19 pandemic may adversely affect our business and operating results.”
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
As of December 31, 2019, approximately 94.13% of our sugarcane plantations were leased through agriculture partnership agreements, for periods of an average of six to twelve years. We cannot guarantee that these agriculture partnerships will be renewed after their respective terms end. We cannot guarantee that we will be able to renew these agreements and whether such renewals will be on terms and conditions satisfactory to us. Any failure to renew the agriculture partnerships or obtain land suitable for sugarcane planting in sufficient quantity and at reasonable prices to develop our activities could adversely affect our results of operations, increase our costs or force us to seek alternative properties, which may not be available or be available only at higher prices.
We may be subject to labor disputes from time to time that may adversely affect us.
Approximately 18% of our employees are represented by unions or equivalent bodies and are covered by collective bargaining or similar agreements which are subject to periodic renegotiation. We may not successfully conclude our labor negotiations on satisfactory terms, which may result in a significant increase in the cost of labor or may result in work stoppages or labor disturbances that disrupt our operations. Cost increases, work stoppages or disturbances that result in substantial amounts of raw product not being processed could have a material and adverse effect on our business, results of operations and financial condition.
Furthermore, all benefits and obligations provided under collective agreements negotiated are binding upon all parties, and have legal and practical effects on employment agreements.
If we do not observe legal and conventional binding provisions, it may be susceptible to labor disputes filed by employees, Public Civil Action filed by the Labor Public Prosecution and inspections by Labor Protection Agencies, resulting in the payment of legal and/or administrative sanctions.
We may not possess all of the permits and licenses required to operate our business, or we may fail to renew or maintain the licenses and permits we currently hold. This could subject us to fines and other penalties, which could materially adversely affect our results of operations.
We are required to hold a variety of permits and licenses to conduct our farming and industrial operations, including but not limited to permits and licenses concerning land development, agricultural and harvesting activities, seed production, labor standards, occupational health and safety, land use, water use and other matters. We may not possess all of the permits and licenses required for each of our business segments. In addition, the approvals, permits or licenses or renewals there of required by governmental agencies may change without substantial advance notice, and we could fail to obtain the approvals, permits or licenses required to expand our business. If we fail to obtain or to maintain such permits or licenses, or if renewals are granted with onerous conditions, we could be subject to fines and other penalties and be limited in the number or the quality of the products that we could offer. As a result, our business, results of operations and financial condition could be adversely affected.
We are subject to extensive environmental regulation, and concerns regarding climate change may subject us to even stricter environmental regulations.
Our activities are subject to a broad set of laws and regulations relating to the protection of the environment. Such laws include compulsory maintenance of certain preserved areas within our properties, management of pesticides and associated hazardous waste and the acquisition and renewals of permits for water use and effluents disposal. In addition, the storage and processing of our products may create hazardous conditions. We could be exposed to civil, criminal and administrative penalties in addition to the obligation to remedy the adverse effects of our operations on the environment and to indemnify third parties for damages.
In addition, pursuant to Brazilian environmental legislation, the corporate entity of a company will be disregarded (such that the owners of the company will be liable for its debts) if necessary to guarantee the payment of costs related to the recovery of environmental damages, whenever the legal entity is deemed by a court to be an obstacle to reimbursement of damages caused to the quality of the environment. Moreover, the relevant public authority may prevent us from using the property as long as environmental damages persist, which can directly affect the rent revenue stream of the agriculture partnership agreements. Because of the possibility of unanticipated regulatory measures or other developments, particularly as environmental laws become more stringent, the amount and timing of future expenditures required to maintain compliance could increase from current levels and could adversely affect the availability of funds for capital expenditures and other purposes. Compliance with existing or new environmental laws and regulations, as well as obligations in agreements with public entities, could result in increased costs and expenses.

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
Our soybean, corn and cotton products contain GMOs in varying proportions depending on the year and the country of production. The use of GMOs in food has been met with varying degrees of acceptance in the markets in which we operate. In certain countries, adverse publicity about genetically modified food has led to governmental regulation limiting sales of GMO products in some of the markets in which our customers sell our products, including the European Union. It is possible that new restrictions on GMO products will be imposed in major markets for some of our products or that our customers will decide to purchase fewer GMO products or not buy GMO products at all, which could have a material adverse effect on our business, results of operations, financial condition or prospects.
Increased regulation of food safety could increase our costs and adversely affect our results of operations.

Our manufacturing facilities and products are subject to regular local, as well as foreign, governmental inspections and extensive regulation in the food safety area, including governmental food processing controls. We incur significant costs in connection with the compliance of food and safety requirements and changes in government regulations relating to food safety could require us to make additional investments or incur additional costs to meet the necessary specifications for our products. Our products are often inspected by foreign food safety officials, and any failure to pass those inspections can result in our being required to return all or part of a shipment, destroy all or part of a shipment or incur costs because of delays in delivering products to our customers. Any tightening of food safety regulations could result in increased costs and could have an adverse effect on our business and results of operations.
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
IAS 41 “Biological Assets” requires that we measure our biological assets and agriculture produce at the point of harvest at fair value less costs to sell. Therefore, we are required to make assumptions and estimates relating to, among other things, future agricultural commodity yields, prices, and production costs extrapolated through a discounted cash flow method. For example, the value of our biological assets generated initial recognition and changes in fair value of biological assets amounting to a $68.6 million gain in 2019; $16.2 million gain in 2018 and a $63.2 million gain in 2017. The assumptions and estimates used to determine the fair value of biological assets, and any changes to such prior estimates, directly affect our reported results of operations. If actual market conditions differ from our estimates and assumptions, there could be material adjustments to our results of operations. In addition, the use of such discounted cash flow method utilizing these future estimated metrics differs from generally accepted accounting principles in the United States (“U.S. GAAP”). As a result, our financial statements and reported earnings are not directly comparable to those of similar companies in the United States.

We have substantial indebtedness which could impair their financial condition and decrease the amount of dividends we receive.
As of December 31, 2019, we had $678.0 million of net debt outstanding on a consolidated basis, including $500 million of Notes 2027, incurred by Adecoagro S.A. Certain of our subsidiaries in Argentina and Brazil have a substantial amount of debt, which requires significant principal and interest payments. Such indebtedness could affect our subsidiaries’ future operations, for example, by requiring a substantial portion of their cash flows from operations to be dedicated to the payment of principal and interest on indebtedness instead of funding working capital and capital improvements and other investments. The substantial amount of debt incurred by us and our subsidiaries also imposes significant debt obligations, increasing our cost of borrowing to satisfy business needs and limiting our ability to obtain additional financing.
The substantial level of indebtedness borne by certain of our subsidiaries also affects the amount of cash available to them to pay as dividends, increasing our vulnerability to economic downturns or other adverse developments relative to competitors with less leverage, and limiting our ability to obtain additional financing for working capital, capital expenditures, acquisitions or other corporate purposes in the future. Moreover, our indebtedness places limits on our ability to make acquisitions or needed capital expenditures or to pay dividends to our shareholders.
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
As of December 31, 2019, approximately 89.7% of our total debt on a consolidated basis was subject to fixed interest rates and 10.3% was subject to variable interest rates. As of December 31, 2019, borrowings incurred by the Company’s subsidiaries in Brazil were repayable at various dates between January 2020 and November 2027 and bear either fixed interest rates ranging from 2.5% to 7.95% per annum or variable rates based on LIBOR, Taxa de Juros de Longo Prazo (TJLP); Índice de Preços ao Consumidor Amplo (IPCA), CDI or other specific base-rates plus spreads ranging from 0.7% to 6.99% per annum. At December 31, 2019, LIBOR (six months) was 1.91%. Borrowings incurred by the Company´s subsidiaries in Argentina are repayable at various dates between January 2020 and June 2024 and bear either fixed interest rates ranging from 5.7% to 7.5% per annum. Significant interest rate increases can have an adverse effect on our profitability, liquidity and financial position. Currently, our variable interest rate exposure is mainly linked to the LIBOR rate plus specified spreads. If interest rates increase, whether because of an increase in market interest rates or an increase in our own cost of borrowing, our debt service obligations for our variable rate indebtedness would increase, and our net income could be adversely affected.
We are also exposed to the risk of interest rate variations in relation to the U.S. dollar London Interbank Offer Rate (“LIBOR”). Volatility in LIBOR or other reference rates could increase our periodic interest payments and have an adverse effect on our total financing costs. We may be unable to adequately adjust our prices to offset any increased financing costs, which would have an adverse effect on our results of operations.

 On July 27, 2017, the Financial Conduct Authority (the authority that regulates LIBOR) announced that it intends to stop compelling banks to submit rates for the calculation of LIBOR after 2021. It is unclear whether new methods of calculating LIBOR will be established such that it continues to exist after 2021. The U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, is considering replacing U.S. dollar LIBOR with a newly created index, calculated based on repurchase agreements backed by treasury securities. . It is not possible to predict the effect of these changes, other reforms or the establishment of alternative reference rates in the United Kingdom, the United States or elsewhere. See also the discussion of interest rate risk in “Item 11. Quantitative and Qualitative Disclosures About Market Risk-”Risk of Fluctuations in Interest Rates.”
Also, changes in the fair value of the derivative instruments can result in a non-cash charge or gain being recognized in our financial results for a period preceding the period or periods in which settlement occurs under the derivative instruments and interest payments are made. Changes or shifts in interest rates can significantly impact the valuation of our derivatives and therefore could expose us to substantial mark-to-market losses or gains if interest rates fluctuate materially from the time when the derivatives were entered into. Accordingly, fluctuations in interest rates may impact our financial position, results of operations, and cash flows. See "Note 2 to our Consolidated Financial Statements".
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
We acquired approximately 98% of IFH, a holding company, which was a partnership for U.S. federal income tax purposes organized under the laws of Delaware, immediately prior to our IPO, in exchange for our common shares. Under U.S. Internal Revenue Code section 7874(b), we would be treated as a U.S. domestic corporation if we were deemed to have acquired substantially all of the assets constituting the trade or business of a U.S. domestic partnership and former members of IFH were deemed to own at least 80% of our common shares by reason of the transfer of those trade or business assets (ignoring common shares issued in our IPO for purposes of the 80% threshold). The rules mentioned above are unclear in certain respects and there is limited guidance on the application of the rules to partnership acquisitions. Accordingly, we cannot assure you that the U.S. Internal Revenue Service (“IRS”) will not seek to assert that we are a U.S. domestic corporation, which assertion if successful could materially increase our U.S. federal income tax liability and require us to withhold tax from any dividends we pay to holders of our common shares who are not United States persons within the meaning of U.S. Internal Revenue Code section 7701(a) (30). See “Item 10. Additional Information—E. Taxation”.
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

We are subject to anti-corruption, anti-bribery, anti-money laundering and other international trade laws and regulations.
We are subject to anti-corruption, anti-bribery, anti-money laundering and other international trade laws and regulations. We are required to comply with the laws and regulations of Brazil and other jurisdictions where we conduct operations. In particular, we are subject to the Brazilian Anti-corruption Law No 12,846, to the U.S. Foreign Corrupt Practices Act of 1977, or the “FCPA,” to the United Kingdom Bribery Act of 2010, as well as economic sanction programs, including those administered by the United Nations, the European Union and the United States, including the U.S. Treasury Department’s Office of Foreign Assets Control, or “OFAC.”
The FCPA prohibits providing anything of value to foreign officials for the purposes of obtaining or retaining business or securing any improper business advantage. As part of our business, we may deal with entities and employees which are considered foreign officials for purposes of the FCPA. In addition, economic sanctions programs restrict our dealings with certain sanctioned countries, individuals and entities. When issues arise, we attempt to act promptly to learn relevant facts, conduct appropriate due diligence, and take any appropriate remedial action to address the risk. There can be no assurance that our internal policies and procedures will be sufficient to prevent or detect all inappropriate practices, fraud or violations of law by our employees, directors, officers, partners, agents and service providers or that such persons will not take actions in violation of our policies and procedures (or otherwise in violation of the relevant anticorruption laws and sanctions regulations) for which we or they may be ultimately held responsible.
Violations of anti-bribery and anticorruption laws and sanctions regulations could have a material adverse effect on our business, reputation, results of operations and financial condition. In addition, we may be subject to one or more enforcement actions, investigations and proceedings by authorities for alleged infringements of these laws. These proceedings may result in penalties, fines, sanctions or other forms of liability and could have a material adverse effect on our reputation, business, financial condition and results of operations.
Risks associated with the Countries in which we operate
We operate our business in emerging markets. Our results of operations and financial condition are dependent upon economic conditions in those countries in which we operate, and any decline in economic conditions could harm our results of operations or financial condition.
All of our operations and/or development activities are in South America. As of December 31, 2019, based on total asset value, 43.7% of our assets were located in Argentina, 50.1% in Brazil and 1.9% in Uruguay. During the year ended December 31, 2019, 51.8% of our consolidated sales of goods and services rendered were attributable to our Brazilian operations, 25.7% were attributable to our Argentine operations and 22.4% were attributable to our Uruguayan operations. In the future we expect to have additional operations in the South American countries in which we now operate or in other countries with similar political, economic and social conditions. Many of these countries have a history of economic instability or crises (such as inflation or recession), government deadlock, political instability, civil strife, changes in laws and regulations, expropriation or nationalization of property, and exchange controls which could adversely affect our business, financial condition and results of operations.
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
A significant deterioration in the economic growth of any of the main trading partners of Brazil or Argentina could have a material impact on the trade balance of those countries and could adversely affect their economic growth and that of other countries in the region. Furthermore, adverse economic conditions in any of these countries could have a material adverse effect on our business, financial condition and results of operations.

A crisis in global financial markets including other emerging country markets could dampen investor enthusiasm for securities of issuers with South American operations, including our common shares. The COVID-19 pandemic has negatively impacted global financial markets ushering significant risk and volatility. These effects could adversely affect the market price for our common shares, as well as make it difficult for us to access capital markets and obtain financing for our operations in the future, on acceptable terms or under any conditions.
Governments have a high degree of influence in the economies in which we operate, which could adversely affect our results of operations or financial condition.
Governments in many of the markets in which we currently operate, or that we may operate in the future, frequently intervene in their respective economies and occasionally make significant changes in monetary, credit, industry and other policies and regulations. Governmental actions to control inflation and other policies and regulations have often involved, among other measures, price controls, currency devaluations, capital controls and limitations on imports. We have no control over, and cannot predict what measures or policies governments may take in the future. Our results of operations and financial condition may be adversely affected by changes in governmental policy or regulations in the jurisdictions in which we operate that impact different factors such as:

•	labor laws and wage increases;

•	economic growth;

•	abrupt currency fluctuations;

•	high levels of inflation;

•	exchange and capital control policies;

•	high interest rates;

•	liquidity of domestic capital and lending markets;

•	inconsistent fiscal and monetary policy;

•	liquidity and solvency of the financial system;

•	limitations on ownership of rural land by foreigners;

•	developments in trade negotiations through the World Trade Organization or other international organizations;

•	environmental regulations;

•	tax laws, including royalties and the effect of tax laws on distributions from our subsidiaries;

•	changes in governmental economic or tax policies;

•	restrictions on repatriation of investments and on the transfer of funds abroad;

•	expropriations or nationalizations;

•	import/export restrictions or other laws and policies affecting foreign trade and investment;

•	increase in public expenses affecting the economy and fiscal deficits;

•	price controls or price fixing regulations;

•	restrictions on land acquisition or use or agricultural commodity production; and

•	other political, social and economic developments, including political, social or economic instability, in or affecting the country where each business is based.
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
The Argentine Peso depreciated 52.5% against the U.S. dollar in 2015, 21.9% in 2016, 17.4% in 2017, 102.1% in 2018 and 58.9% in 2019, based on the official exchange rates published by the Argentine Central Bank (Banco Central de la República Argentina - BCRA). In the past years, the Argentine government imposed restrictions on the purchase of foreign currency (see “—Risks Related to Argentina—Exchange controls could restrict the inflow and outflow of funds in Argentina.”) which measures gave rise to an unofficial market where the U.S. dollar traded at a different market value than reflected in the official Argentine Peso – U.S. Dollar exchange rate. Due to the foreign exchange crisis generated in August 2019 and the continued reduction of the Argentine Central Bank’s foreign currency reserves, since September 1, 2019 the Argentine government reinstated rigid exchange controls and transfer restrictions, substantially limiting the ability to obtain foreign currency or make certain payments or distributions out of Argentina (see “— Risks Related to Argentina — Exchange controls restrict the inflow and outflow of funds in Argentina and may substantially limit the ability of companies to retain or obtain foreign currency or make payments abroad”).
The Brazilian currency has historically suffered frequent fluctuations. As a consequence of inflationary pressures, in the past, the Brazilian government has implemented various economic plans and adopted a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. Formally the value of the Real against foreign currencies is determined under a free-floating exchange rate regime, but in fact the Brazilian government is currently intervening in the market, through currency swaps and trading in the spot market, among other measures, every time the currency exchange rate is above or below the levels that the Brazilian government considers appropriate, taking into account, inflation, growth, the performance of the Real against the U.S dollar in comparison with other currencies and other economic factors. Periodically, there are significant fluctuations in the value of the Real against the U.S. dollar. The Real depreciated 46.2% against the U.S. dollar in 2015, 16.8% in 2016, appreciated 1.5% in 2017, in 2018 the Real appreciated 17.1% against U.S. dollar, depreciated by 17.1% in 2018 and by 4.02% in 2019.
Future fluctuations in the value of the local currencies relative to the U.S. dollar in the countries in which we operate may adversely affect our results of operations or financial condition could be adversely affected.
Inflation in some of the countries in which we operate, along with governmental measures to curb inflation, may have a significant negative effect on the economies of those countries and, as a result, on our financial condition and results of operations.

In the past, some of the countries in which we operate, particularly Argentina and Brazil, have experienced, or are currently experiencing, high rates of inflation, adversely affecting their economies and financial markets, and limiting the ability of their governments to create conditions that stimulate or maintain economic growth. Although inflation rates in some of these countries (other than Argentina, as further explained in “-Risks Related to Argentina-Our results of operations may be adversely affected by high and possibly increasing inflation in Argentina”) have been relatively low in the recent past, we cannot assure you that this trend will continue. The measures taken by the governments of these countries to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and retarding economic growth. Measures to combat inflation and public speculation about possible additional actions have also contributed significantly to economic uncertainty in many of these countries and to heightened volatility in their securities markets. Periods of higher inflation may also slow the growth rate of local economies. Inflation is also likely to increase some of our costs and expenses, which we may not be able to fully pass on to our clients, which could adversely affect our operating margins and operating income.

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
On January 7, 2016, the Argentine Statistics and Census Agency (Instituto Nacional de Estadísticas y Censos - “INDEC”) ceased publishing certain statistical data and, after implementing methodological reforms, resumed publications of the Consumer Price Index (“CPI”) on June 16, 2016, which reached annual rates of 40.9% at the end of the fiscal year 2016, 24,8% at the end of the fiscal year 2017, 47.6% at the end of fiscal year 2018 and 53.8% at the end of fiscal year 2019 (see “— Risks Related to Argentina-The credibility of several Argentine economic indices have been called into question, which may lead to a lack of confidence in the Argentine economy and may in turn limit our ability to access the credit and capital markets” and “—Risks Related to Argentina— Our results of operations may be adversely affected by high and possibly increasing inflation in Argentina”).
Brazil has historically experienced high rates of inflation. Inflation, as well as government efforts to curb inflation, has had significant negative effects on the Brazilian economy, particularly prior to 1995. Inflation rates were 11.3% in 2010, 5.1% in 2011, 7.8% in 2012, 5.5% in 2013, 3.7% in 2014, 10.5% in 2015, and 7.2% in 2016, as measured by the General Market Price Index (Indice Geral de Preços - Mercado), compiled by the Getulio Vargas Foundation (Fundação Getúlio Vargas). However, in 2017 Brazil registered a deflation of 0.53% due to a decrease in the price of food products. In 2018 Brazil registered an inflation of 7.5%, and 7.3% in 2019 due to the depreciation of the Brazilian Real against the U.S. dollar and the increase of the prices of primary products. A significant proportion of our cash costs and our operating expenses are denominated in Brazilian Reais and tend to increase with Brazilian inflation.
The Brazilian government’s measures to control inflation have in the past included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and reducing economic growth. This policy has changed in the last two years, when the Brazilian government decreased the interest rate by 775 basis points. Subsequently, the high inflation, arising from the lower interest rate, and the intention to maintain this rate at low levels, led the Brazilian government to adopt other measures to control inflation, such as tax relief for several sectors of the economy and tax cuts for the products included in the basic food basket. These measures were not sufficient to control the inflation, which led the Brazilian government to reinstate a tighter monetary policy. As a result, interest rates have fluctuated significantly. The Special System for Settlement and Custody (Sistema Especial de Liquidação e Custódia, or “SELIC”) interest rate in Brazil at year-end was 13.25% in 2006, 11.25% in 2007, 13.75% in 2008, 8.75% in 2009, 10.75% in 2010, 11.0% in 2011, 7.25% in 2012, 10.0% in 2013, 11.75% in 2014, 14.25% in 2015, 13.75% in 2016, 7% in 2017, 6.5% in 2018 and 4.5% in 2019 as determined by the Comitê de Política Monetária, or COPOM.
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
Disruption of transportation and logistics services, insufficient investment in public infrastructure or disruption to any aspect of the supply chain could adversely affect our operating results.
One of the main disadvantages of the agricultural sector in the countries in which we operate is that key growing regions lie far from major ports. As a result, efficient access to transportation infrastructure and ports is critical to the growth of agriculture as a whole in the countries in which we operate and of our operations in particular. Improvements in transportation infrastructure are likely to be required to make more agricultural production accessible to export terminals at competitive prices. A substantial portion of agricultural production in the countries in which we operate is currently transported by truck, a means of transportation significantly more expensive than the rail transportation available to U.S. and other international producers. Our dependence on truck transportation may affect our position as a low-cost producer so that our ability to compete in the world markets may be impaired.
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
In Brazil, a strike held by truckers in May 2018 resulted in a complete stop of road transportation throughout the country. As a consequence, the Brazilian government, issued Provisional Measure No. 832 and Law No. 13,703/2018, which established a Minimum Price for Road Freight Transport Policy and createdthe "Freight Table", in which minimum and mandatory transportation cost values are set each six months by the Agência Nacional de Transportes Terrestres - ANTT (National Land Transport Agency). With the creation of the Freight Table, many companies in the agribusiness sector were adversely affected by the increase in transportation costs. Moreover, Minister Luiz Fux of the Federal Supreme Court of Brazil recently suspended all lawsuits that contest the legality of the referred policy, which creates legal uncertainty regarding the application of the Freight Table. As long as there is no definition by the Supreme Court, we are subject to the risk of incurring in higher road transportation costs, which could significantly affect the costs of our Brazilian operation.
We are exposed to the risk of disruption to any aspect of the supply chain, to suppliers’ operations or to distribution channels, and the deterioration in the financial condition of a trading partner. These may be caused by a cyber event, global health crisis, major fire, violent weather conditions or other natural disasters that affect manufacturing or other facilities of our operating subsidiaries or those of their suppliers and distributors. In certain geographic areas where we operate, insurance coverage may not be obtainable on commercially reasonable terms, if at all. Coverage may be subject to limitations or we may be unable to recover damages from its insurers.
Disruption may also be caused by spread of infectious disease (such as COVID-19) or by a deterioration in labor or union relations, disputes or work stoppages or other labor-related developments affecting Adecoagro or its suppliers and distributors (see “— The COVID-19 pandemic may adversely affect our business and operating results”).
Security breaches and other disruptions could compromise our technology infrastructure and information and expose us to processes disruption and liability, which would cause our business and reputation to suffer.
In the ordinary course of our business, we depend on technology to carry out our business. We also collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers and suppliers, and personally identifiable information of our employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations. In addition, these systems may require modifications or upgrades as a result of technological changes or growth in our business. Although we take actions to secure our systems and electronic information and have disaster recovery plans in case of incidents that could cause major disruptions to our business, these measures may not be enough. In January 2020, we experienced an invasion by a computer virus that temporarily compromised our network, and a significant number of our servers and personal computers at our corporate offices. Although the cyberattack did not impact our production operations systems or financial and accounting systems, we were required to execute a contingency plan to restore the affected services, and return to a safe and normal network conditions.
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

Compliance with data protection laws could require changes to certain of our business practices, thereby increasing our costs, and noncompliance with the terms of such laws could adversely affect our business.
We operate in a complex regulatory and legal environment that exposes us to compliance and litigation risks that could materially affect our business, financial condition and results of operations. These laws may change, sometimes significantly, as a result of political, economic or social events.
In addition, on August 14, 2018, the Brazilian Federal Law No. 13,709/2018 was enacted, which sets out comprehensive data protection procedures and general principles and obligations that apply across multiple economic sectors and contractual relationships (Lei Geral de Proteção de Dados), or the “LGPD.” The LGPD establishes detailed rules for the collection, use, processing and storage of personal data and will affect all economic sectors, including the relationship between customers and suppliers of goods and services, employees and employers and other relationships in which personal data is collected, whether in a digital or physical environment. The obligations established by LGPD will become effective in August 2020, when all legal entities will be required to adapt their data processing activities to these new rules. The data protection regime imposes more stringent data protection standards on Brazilian residents. Any breaches of the LGPD may subject us to penalties and a requirement to notify parties whose data has been affected.
We are currently evaluating the LGPD and its requirements and potential effects on our business. Implementation of the LGPD could require changes to certain of our business practices, thereby increasing our costs, and noncompliance with its terms could adversely affect our business. Moreover, additional data protection laws may be enacted in Brazil or in other jurisdictions in which we operate. Any such additional laws may require us to make additional changes to our business practices and may expose us to additional penalties for non-compliance.
Risks Related to Argentina
The measures taken or to be implemented by the Argentine government in response to the COVID-19 pandemic may have an adverse effect on our business and operations
In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic. This pandemic, as well as the reality or fear of any other adverse public health developments, could adversely and materially affect, among other things, our manufacturing and supply chain operations, including due to the reduction or closure of our production units and the interruption of the supply of raw materials (see “Risks Related to Our Business and Industries-The COVID-19 pandemic may have an adverse effect on our business and operating results”).
The Argentine government has taken several measures regarding the COVID-19 pandemic outbreak. Initially, on March 18, 2020, it extended the public health emergency following the increasing spread in Argentina. On March 20, 2020, the Argentine Government implemented a social, preventive and mandatory isolation regime has been successively extended until May 10, 2020 (and could continue to be extended), prohibiting the circulation of people on routes, roads and public spaces (the “Mandatory Isolation Regime”).
As of the date of this report, the activities pursued by our Argentine subsidiaries, related to agricultural production, distribution and commercialization, were exempted from the Mandatory Isolation Regime. Our Argentine subsidiaries must guarantee the hygiene and safety conditions established by the Ministry of Health to preserve the health of their employees. Furthermore, during the Mandatory Isolation Regime all employees in the private sector shall be entitled to the full enjoyment of their normal income, under the terms to be established by the regulations of the Ministry of Labor, Employment and Social Security.
Maximum Prices and Supply Obligations
In connection with the declaration of the COVID-19 sanitary emergency, in order to guarantee the regular supply of essential products, on March 20, 2020, the Federal Government issued general regulations (applicable to most producers) imposing a temporary obligation (in principle, during the following 60 days and renewable, if necessary) to those who participate in the production, distribution and commercialization chain of certain products, to (i) sell products to their maximum prices set as of March 6, 2020; and (ii) increase production up to their facilities’ full capacity and provide the proper measures to guarantee their transport and supply, and created (i) an informative regime for the purpose of publishing standard maximum prices of a basic listing of consumer products for each province (which will be available on the website www.preciosmaximos.produccion.gob.ar); and (ii) a public and free mechanism that allows the filing of claims and complaints by consumers and those included in the production, distribution and commercialization chain of the products included in the obligation to sell at maximum prices. This regulation impacted our processed rice and fluid milk products. The facilities of the Company have been inspected to control compliance of the abovementioned regulation. As long as this regulation is in place, the Company would likely face restrictions to freely implement price increases on the processed rice and fluid milk products.
Those measures (jointly with other announcements that up to the present have not being turned into regulations) suggest that the Federal Government would be planning to enforce the Supply Act broadly to avoid potential shortage on the supply or increase in the prices of products deemed essential.
On April 4, 2020 the Argentine Government issued Decree No. 351/2020, which authorized the intervention of local authorities (both at Provincial and Municipal level) to control maximum prices under the recently adopted regulations and adopted rules to coordinate the enforcement of regulations.
Remote Work
COVID-19 pandemic pressured most companies which were not excluded from the Argentine Isolation Regime to implement measures to guarantee remote work for their employees. Consequently, several liabilities such as cybersecurity, privacy policies, adequate computing devices and professional use of personal computing devices have to be implemented by such companies.
Although as of the date of this report the activities carried out by our Argentines subsidiaries have been excluded from the Argentine Isolation Regime, because it provides as “essential” activities and services related to production, distribution and agricultural commercialization, we cannot assure that this exception will continue to apply to our operations.
The| foregoing measures taken by the Argentine government in response to the COVID 19 virus and any future actions that may implemented are material intrusions and limits on the ability of the Company to operate its businesses and which will adversely impact the price of our products and our operating results.
Argentine economic and political conditions and perceptions of these conditions in the international market may have a direct impact on our business and our access to international capital and debt markets, and could adversely affect our results of operations and financial condition.
A significant portion of our operations, property and customers are located in Argentina. Consequently, the value of our assets and properties and the results of our operations depend on the macroeconomics, regulatory, social and political conditions of Argentina and on the exchange rates between the Argentine peso and foreign currency. These conditions include growth rates, inflation rates, exchange rates, taxes, foreign exchange controls, changes in the interest rates, changes of the state policies, social instability and other domestic and international political and economic events affecting Argentina.
The Argentine economy has experienced extreme volatility in the recent decades, with uneven periods of economic growth, periods of high inflation and devaluation of the Argentine Peso against the U.S. dollar. Our business and operations may be affected by the economic and political events that may affect the Argentine economy, such as: price controls, foreign exchange controls, currency devaluations, high interest rates, increase in public expenses, tax increase or other regulatory initiatives.
The credibility of several Argentine economic indices during the Fernández de Kirchner administration (years 2004 through 2015) has been called into question. By previously understating inflation, the INDEC had overstated economic growth in real terms. The adjustments made by the Macri administration to INDEC lead to a determination of real GDP growth of 48.6% for the period of 2004 to 2015, as opposed to 65% growth in real terms for the same period resulting from the information used prior to June 2016. Because of these reforms, on November 9, 2016, the Executive Board of the International Monetary Fund (the “IMF”) lifted its censure on Argentina, noting that Argentina had resumed the publication of data in a manner consistent with its obligations under the Articles of Agreement of the IMF. On June 29, 2017, INDEC also published revised GDP data for the years 2004 through 2015. According to the INDEC, Argentina’s GDP grew by 2.9% in 2017, compared to the same period in 2016. Additionally, according to the INDEC, Argentina’s GDP decreased by 2.5% in 2018 and 1.7% in 2019.
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
On August 11, 2019, presidential and legislative primary elections were held in Argentina, in which Alberto Fernandez and former president Cristina Fernández de Kirchner from the “Frente de Todos” (a coalition formed to participate in the general elections) received 47.65% of the votes while president Mauricio Macri's party obtained 32.08%. On October 27, 2019, Alberto Fernández and Cristina Kirchner, as vice-president, won the presidential elections and took office on December 10, 2019.
After the primary elections, the markets reacted negatively, and the economic conditions continued to deteriorate. Due to, among other things, the rise of inflation, the continued demand for salary increases, the growth of the fiscal deficit, the required payments to be made on public debt, the reduction of industrial growth, the recession and the increase of the capital outflows from Argentina, the Government of former President Macri re-introduced rigid restrictions and foreign exchange controls in September 1, 2019, which among other things, significantly curtailed access to the official foreign exchange market (the “FX Market”) by individuals and entities (see “Additional Information-Exchange Controls”).
During the end of 2019 and early 2020, Social and political tension and high levels of poverty and unemployment persisted industrial activity and consumption diminished considerably. The deterioration of the economy significantly increased the social and political turmoil, including civil unrest, riots, looting, nationwide protests, strikes and street demonstrations. Due to the high levels of inflation and devaluation, employers both in the public and private sectors are experiencing significant pressure from organized labor unions and their employees to further increase salaries (see “— The Argentine government may order salary increases to be paid to employees in the private sector, which would increase our operating costs”).
On December 23, 2019, the Social Solidarity and Productive Reactivation Law No. 27,541 was published in the Official Gazette, which declared the public emergency in economic, financial, fiscal, administrative, social security, tariff, energy, health and social matters. As a result of this measure, the Argentine president and the National Congress have gained considerable powers to alter governmental policies and measures related to the Argentine economy (See “— The impact of the Argentine congressional and presidential elections on the future economic and political environment of Argentina remains uncertain”).
The Argentine government also adopted measures regarding sovereign debt, including a “re-profiling” or restructuring of certain public debt bonds subject to Argentine law (See " —The economy of Argentina may be affected by its government’s limited access to financing from international markets and the result of failure to pay its debt obligations and the current debt restructuring process").
We cannot now fully estimate the impact that the measures currently adopted by the government, or those that it may implement in the future, will have on the Argentine economy as a whole and on the business, equity and results of our operations.
Continuing inflation, increase of unemployment, decline in GDP, peso depreciation, and/or other future economic, social and political developments in Argentina, over which we have no control, may adversely affect our financial condition or results of operations.

The impact of the Argentine congressional and presidential elections on the future economic and political environment of Argentina remains uncertain.
Since taking office in December 10, 2019, the Alberto Fernández administration (the “Fernández Administration”) announced and implemented the following measures:

•
Law of Social Solidarity and Productive Reactivation: On December 23, 2019, Law No. 27,541 Social Solidarity and Productive Reactivation was published in the Official Gazette (the “Solidarity Law”). The Solidarity Law declared a public emergency in economic, financial, fiscal, administrative, social security, tariff, energy, health and social matters and granted the Executive Branch with broad powers in many aspects related to the public emergency. The Solidarity Law and related regulations adopted on on December 27, 2019 by Decree No. 99/2019, introduced important foreign exchange restrictions and tax modifications, among other provisions related to sovereign debt, energy and social security. Decree No. 99/2019 provided measures regarding employer contributions, applicable rates for foreign goods and provided that, digital services will be taxed at a 8% , and the acquisition services abroad and passenger transport services destined outside the country at 30%. The Solidarity Law delegated in the Executive powers from Congress to determine the export duty rates of exports of all goods and determines different caps for different products. Most agricultural goods have a cap of 15% export duties rate or less (currently, most of them are set between 5%-12%) except for soybean products which are mostly set at a 33% export duty rate.

•
Price Control Program: On January 7, 2020, the government relaunched the so-called Programa Precios Cuidados, a voluntary price control program, whose goal is to foster consumption and establish reference prices for households products with the highest consumption.. Initially, 310 products were included within Programa Precios Cuidados and public officials stated that the prices of the products included within the program were to be reduced by 8% on the average. Two of the milk products commercialized by the Company are covered by the Programa Precios Cuidados.

•
Maximum prices and supply obligations: In connection with the coronavirus (COVID-19) sanitary emergency, on March 20, 2020, the Federal Government issued general regulations (applicable to most producers) imposing a temporary obligation (in principle, during the following 60 days) to (i) sell products at the maximum prices established as of March 6, 2020; and (ii) increase the production up to the facilities’ full capacity (see “— The measures taken or to be implemented by the Argentine government in response to the COVID-19 pandemic may have an adverse effect on our business and operations — Maximum Prices and Supply Obligations”).

•
Law of Sustainability of Public Debt issued under Foreign Law: On February 13, 2020, Law No. 27,544 of Sustainability of Public Debt issued under Foreign Law was published in the Official Gazette, granting powers to the Ministry of Economy to carry out the restructuring of the public sovereign debt governed by foreign law. Likewise, the law authorizes the Ministry of Economy to issue new public securities to modify the maturity profile of interest and capital amortizations, as well as determine terms and procedures for issuance, and appoint institutions or financial advisors for the restructuring process (see " — The economy of Argentina may be affected by its government’s limited access to financing from international markets and the result of failure to pay its debt obligations and the current debt restructuring process”).

•	Tax Reform Law: See “— Changes in the Argentine tax laws may adversely affect the results of our operations, financial condition and cash flows-“.

•
Supermarket Shelves Law. On March 17, 2020, Supermarkets’ Shelves Law No. 27,545 was published in the Official Gazette. This law provides rules and restrictions for the display of products in certain commercialization centers’ shelves and also provides certain conditions that must be fulfilled in the commercial relationship between the commercialization centers and their suppliers, including compliance with the good commercial practices’ code which is also created by the law.

•
Coronavirus measures. The Argentine government has taken and continues taking measures in response to the COVID-19 pandemic (see “— The measures taken or to be implemented by the Argentine government in response to the COVID-19 pandemic may have an adverse effect on our business and operations").

We have no control over the implementation of the reforms to the regulatory framework that governs our operations and cannot guarantee that these reforms will be implemented or, if implemented, that such implementation will benefit our business. The failure of these measures to achieve their intended goals could adversely affect the Argentine economy, which, in turn, may have an adverse effect on our business, results of operations and financial condition.
This political uncertainty in respect of economic measures could lead to volatility in the market prices of securities of Argentine companies and our common shares, and could have a negative impact in our domestic consumer markets, which, in turn, could have a negative effect on our business, results of operations and financial condition.
The Argentine economy has been adversely affected by economic developments in other markets and by other general "contagion" effects.
Financial and securities markets in Argentina, and also the Argentine economy, are influenced by economic and market conditions in other markets worldwide, including those relating to the recent trade dispute between China and the United States. Although economic conditions vary from country to country, investors' reactions to events occurring in one country sometimes demonstrate a "contagion" effect in which an entire region or class of investment is disfavored by international investors.
Furthermore, weak, flat or negative economic growth in any of Argentina’s major trading partners, such as Brazil, could adversely affect Argentina’s balance of payments and, consequently, its economic growth.
The Argentine economy may also be affected by conditions in developed economies, such as the United States, that are significant trading partners of Argentina or have influence over global economic cycles and over short-term evolution of commodity prices. If interest rates increase significantly in developed economies, including the United States, Argentina and its developing economy trading partners, such as Brazil, could find it more difficult and expensive to borrow capital and refinance existing debt, which could adversely affect economic growth in those countries. Decreased growth from Argentina’s trading partners could have a material adverse effect on the markets for Argentina’s exports and, in turn, adversely affect economic growth. Any of these potential risks to the Argentine economy could have a material adverse effect on our business, financial condition and result of operations.
The COVID-19 pandemic outbreak has also destabilized global financial markets, which has had a negative impact on global trade and the global economy, including the Argentine economy, which in turn could have a negative impact on our business, results of operations and financial condition (See “ — Risks Related to Our Business and Industries —The COVID-19 pandemic may have an adverse effect on our business and operating results”).
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
The economy of Argentina may be affected by its government’s limited access to financing from international markets and the result of failure to pay its debt obligations and the current debt restructuring process.
The Argentine economy has been experiencing significant instability in the past decades, including devaluations, high inflation, and prolonged periods of reduced economic growth, which have led to payment defaults on Argentina’s foreign debt and multiple downgrades in Argentina’s foreign debt rating with attendant restrictions on Argentina’s ability to obtain financing in the international markets.
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
In February 2016, the Macri administration entered into settlement agreements with certain holdout bondholders to settle these claims, which were subject to the approval of the Argentine Congress. The Argentine government reached settlement agreements with holders of a significant portion of the defaulted bonds and has repaid the majority of the holdout creditors with the proceeds of a US$16.5 billion international offering of 3-year, 5-year, 10-year and 30-year bonds on April 22, 2016. Although the size of the claims involved has decreased significantly, litigation initiated by bondholders that have not accepted Argentina’s settlement offer continues in several jurisdictions.
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
During 2017, 2018 and 2019, it became increasingly difficult for Argentine companies to obtain financing in U.S. dollars, and loans in local currencies carry significantly higher interest rates.
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
The Argentine government requested IMF financial support in late May 2018 to help strengthen the Argentine economy considering the financial market turbulence suffered in early 2018. In early June 2018, Argentina and IMF staff reached an agreement on an economic plan that could be supported by IMF financing in the form of a Stand-By Arrangement for $50.0 billion, and on June 20, 2018, the IMF’s Executive Board approved such plan and the consequent three-year Stand-By Arrangement.
On September 2018 the Argentine government negotiated an extension to the Stand-By Arrangement from $50.0 billion to $57.1 billion. As of December 2019, the IMF disbursed an aggregate of US$44.70 billion and as of the date of this annual report there were additional disbursements pending for a total of US$12.40 billion.
The purpose of the Stand-By Arrangement is to support the Argentine government’s economic priorities, which include strengthening the Argentine economy and protecting the living standards of the Argentine citizens. The Fernández Administration announced that it would not request the disbursements of the pending amounts under the Stand-By Arrangement and is negotiating the extension of the repayment terms that mature in 2021 and 2022.
As of the date of this annual report, we cannot guarantee that the Argentine government and the IMF will reach an agreement on the restructuring of the Stand-By Arrangement, nor are we able to predict the future consequences for the Argentine economy in general or our business in particular if such agreement fails.
Pursuant to a report issued by the Secretary of Finance of the Argentine government, as of December 2019, Argentina’s foreign debt amounted to US$311.25 billion, which represented 91.6% of Argentina’s GDP. In 2020 the Argentine government is required to make payments of about US$52 billion on sovereign debt in U.S. dollars and Argentine pesos, including about US$37 billion in foreign currency; and in 2021 the Argentine government is required to make payments of about US$37.1 billion on sovereign debt in U.S. dollars and Argentine pesos.
In addition, in January 26, 2020 the Province of Buenos Aires, the largest estate in Argentina, also had a maturity of provincial sovereign debt for US$277 million in principal amount and interests that, after the failure of the negotiations for an extension, cancelled within the curing period in February 5, 2020. The Province of Buenos Aires has additional payments under its sovereign debt for US$110 million maturing in May 2020 and US$750 million maturing in June 2020. The Province will seek to restructure its sovereign debt in U.S. dollars simultaneously with the restructuring of the Argentine sovereign debt.
As from late 2019, the Argentine government adopted measures regarding sovereign debt, including a “re-profiling” or restructuring of certain public debt bonds subject to Argentine law. On February 13, 2020, Law No. 27,544 of Sustainability of Public Debt issued under Foreign Law was published in the Official Gazette, granting powers to the Ministry of Economy to carry out the restructuring of the public sovereign debt governed by foreign law.
Given that the Argentine government is facing maturities of sovereign debt in U.S. dollars and Argentine pesos for about US$11 billion during the first quarter of 2020 and US$26 billion during the second quarter of 2020, the Argentine Executive Power publicly announced a timeline with a restructuring deadline of March 31, 2020 in relation to bonds governed by foreign law. However, due to the COVID-19 pandemic, the timeline initially published by the Ministry of Economy for the restructuring of the public external debt which provided, among other steps, the launch of the offer to exchange bonds governed was postponed.
Within the framework of Law No. 27,544, on March 10, 2020, the Argentine Executive published Decree No. 250/2020 in the Official Gazette, which defined the universe of bonds subject to restructuring and provided that the nominal value of USD 68,842,528,826 or its equivalent in other currencies is the maximum amount of the operations of liability management and/or exchanges and/or restructurings of the Argentine public bonds issued under foreign law existing as of February 12, 2020 detailed in the annex of such decree.
On April 6, 2020, Decree No. 346/2020 issued by the Argentine Executive was published in the Official Gazette, providing the deferral of the payments of interest and amortizations of principal, of the sovereign debt bonds denominated in U.S. dollars governed by Argentine Law, until December 31, 2020, or until any previous date to be determined by the Ministry of Economy, considering the level of progress and execution of the process for the restoration of the sustainability of the public debt.
On April 17, 2020, the Argentine government announced the exchange offer with respect to sovereign debt governed by foreign law, which was then approved on April 21, 2020, by means of Decree No. 391/2020.Such Decree provides the restructuring of USD and EUR denominated bonds issued under foreign law and invites to exchange them for new bonds, under the terms and conditions set by the offering documents. The maximum amount of the issuance for the aggregate series of the new bonds denominated in U$S shall not be superior to nominal value U$S 44,500,000,000; and for the new bonds denominated in EUR it shall not be superior to nominal value EUR 17,600,000,000. The offering documents for the exchange offer were filed within the SEC and the bondholders will have until May 8, 2020 (in principle, given that this term could be extended by the Argentine government), to accept the offer.

The terms and conditions of sovereign debt bonds governed by foreign law which are eligible for the exchange have collective action clauses pursuant to which their restructuring requires the consent of certain majorities of holders, according to its own terms and conditions. There has been reported the existence of holders’ committees holding blocking positions in some or all the bonds to be restructured.
As of the date of this annual report the debt restructuring process is being carried out by the Argentine government, but its results are still uncertain. Without access to international private financing, Argentina may not be able to finance its obligations, and financing from multilateral financial institutions may be limited or not available. This could also inhibit the ability of the Argentine Central Bank to adopt measures to curb inflation and could adversely affect Argentina’s economic growth and public finances, which could, in turn, adversely affect our operations in Argentina, our financial condition or the results of our operations.
Due to Argentina’s payment obligations and the lack of the Argentine government’s access to additional international, multilateral or private financing, as of the date of this report, the country risk index published by JP Morgan has increased significantly, which represents a high uncertainty on the ability of the Argentine government to make the payments due under its sovereign debt in the short and medium term.
If the Argentine government does not restructure the sovereign bonds with most holders (according to the terms of the relevant collective action clauses of the eligible bonds for the exchange offer) Argentina may default on its sovereign debt again. In such event, Argentina's ability to obtain international or multilateral private financing or direct foreign investment may be limited, which may in turn impair its ability to implement reforms and public policies to foster economic growth, impair the ability of private sector entities to access the international capital markets or make the terms of such financing much less favorable that those accessible by companies in other countries in the region and may accelerate the depreciation of the Argentine peso, foster inflation and deepen the economic crisis and recession. In addition, Argentina may face again litigation from sovereign debt holdout holders.
Argentina’s ability to obtain international or multilateral private financing or direct foreign investment may be limited, which may in turn impair its ability to implement reforms and public policies to foster economic growth. In addition, Argentina’s ongoing litigation with the remaining holdout creditors as well as ICSID and other claims against the Argentine national government, or any future defaults of its financial obligations, may prevent us from accessing the international capital markets or cause the terms of any such transactions less favorable than those provided to companies in other countries in the region, potentially impacting our financial condition. Lack of access to international or domestic financial markets could affect the projected capital expenditures for our operations in Argentina, which, in turn, may have an adverse effect on our financial condition or the results of our operations.
Argentina’s current account and balance of payment imbalances could lead to a depreciation of the Argentine peso, and as a result, affect our results of operations, our capital expenditure program and our ability to service our foreign currency liabilities.
According to INDEC, Argentina has a structural current account deficit that reached US$3.5 billion by the end of 2019, and reached US$27.3 billion in 2018, US$31.6 billion in 2017, US$15.1 billion in 2016 and US$17.6 billion in 2015, representing 5.3%, 4.9%, 2.7% and 3.0% of GDP 2018-2015, respectively.
The current account deficit was financed in recent years with external debt issuances in the international debt markets by the Macri administration. According to the INDEC statistics, net external debt issued by Argentina consisted of approximately US$277.6 billion, US$277.9 billion and US$234.5 billion in 2019, 2018 and 2017, respectively. In addition, the settlement of the disputes over the 2001 defaulted debt crisis has allowed several provinces of Argentina and certain Argentine private companies to issue new debt securities in foreign markets. This has contributed to offset the current account deficit and has allowed the Argentine Central Bank to accumulate international reserves of US$10.8 billion and US$15.8 billion in 2018 and 2017, respectively. However, in 2019, the Argentine Central Bank’s international reserves were reduced by US$21.0 billion. Given that the Argentine Central Bank’s freely available reserves may be used to settle debts denominated in foreign currency up to a certain maximum amount, as provided by the Solidarity Law, the Argentine Central Bank’s reserves could continue to decrease.
Because foreign direct investment remains stagnant in Argentina, amounting to only US$22.9 billion, US$23.7 billion and US$23.8 billion in 2019, 2018 and 2017, respectively, it may become impossible for Argentina and its provinces to meet their debts obligations in the future, since Argentina’s foreign currency needs would severely overcome its foreign currency sources. If this level of uncertainty prevails on international investors, Argentina may suffer a “sudden stop” event, where investors stop lending money to Argentinean institutions. This, in turn, may result in large capital outflows that could not only force the Argentine government to default on its debt, but also generate a rapid and unanticipated depreciation of the argentine peso, a hike in local interest rates and a probable banking system crisis if bank deposits are largely withdrawn following social unrest.

The impact that the measures taken by the present administration will have on the Argentine economy as a whole cannot be predicted. As of the date of this report, the results of the measures already implemented and the government’s measures related to the outbreak of COVID-19, are unknown. On February 12, 2020, the Minister of Economy, Martín Guzmán, stated that a reduction in the primary fiscal deficit in 2020 is neither realistic nor sustainable. Alberto Fernández's government measures aim to stabilize state accounts, but in principle they intend to maintain expansive policies that would mean initially even more increases in public spending. The economy minister said he would aim to reach fiscal balance by the end of the term of current president Alberto Fernández in 2023.
The failure to reduce fiscal deficits could increase the level of uncertainty regarding the macroeconomic conditions in Argentina. In particular, it could lead to an increase in the inflation index, devaluation of the Argentine peso with respect to foreign currencies and a subsequent crisis in the balance of payments, greater local vulnerability to the international credit crisis or geopolitical shocks, rising rates of interest, erratic monetary policies, reduction in real wages and, as a consequence, in private consumption and reduction in growth rates. This level of uncertainty, over which we have no control, can affect our financial condition or the results of operations.
If a balance of payments crisis were to occur, a large depreciation of the Argentine peso against the U.S. dollar could adversely affect our ability to meet our foreign currency obligations. Furthermore, the negative effect such a crisis could have on the growth rates of the Argentine economy and its consumption patterns could have a material adverse effect on our business, financial condition and result of operations.
If current levels of fiscal deficits are not reduced, the Argentine economy could be adversely affected, negatively impacting our business and results of operations.
Between 2007 and 2015, Fernández de Kirchner's administration significantly increased public spending. In the eleven-month period ended on November 30, 2015, the fiscal deficit increased by 363% annualized. During that period, the Fernández de Kirchner administration turned to the Argentine Central Bank and the National Social Security Administration (Administración Nacional de la Seguridad Social or “ANSES” after its Spanish acronym), to finance part of the public spending. Inflation continues to be a challenge for Argentina given its persistent nature in recent years. The Macri administration had announced its intention to reduce the primary fiscal deficit as a percentage of GDP over time and reduce the government's dependence on Argentine Central Bank financing. Given the difficulties of the Argentine public finances, the administration of former President Macri adopted several measures to finance public spending, for example, the revision of subsidy policies (in particular those related to tariffs on energy, electricity and gas, water and public transport) and the implementation of an expansive monetary policy. These measures resulted in a further increase in prices and, therefore, adversely affected, consumer purchasing power and the overall economic activity. In addition , measures recently announced by the administration of President Alberto Fernández, the implementation of the Solidarity Law (See “— The impact of the Argentine congressional and presidential elections on the future economic and political environment of Argentina remains uncertain”) as well as the measures related to the outbreak of COVID-19 will have an impact on the Argentine economy (See “— The measures taken or to be implemented by the Argentine government in response to the COVID-19 pandemic may cause adverse effect on our business and operations”).
Accordingly, Argentina has had severe macroeconomic imbalances, including frequent and extreme fiscal deficits. Since 1961, the national government has had year-end fiscal deficits in approximately 90% of the years (47 years out of 53 years), resulting in highly vulnerable macroeconomic conditions. The Argentine government has financed its fiscal deficit in two main ways: (i) by relying on external debt issuances, which has historically led to rapid increases in public debt levels; and (ii) by having the Argentine Central Bank issue new currency notes, which has led to high inflation periods and, in certain cases, hyperinflation.
The Macri administration took office in December 2015 and inherited a rising fiscal deficit that reached 5.2% of GDP in 2015, 5.8% of GDP in 2016, 6.0% of GDP in 2017, 5.2% for 2018, and 3.8% for 2019. Although the primary deficit seemed to have decreased by 2019, the financial deficit was still significant due to the lack of adoption of structural changes to reduce government’s spending, increase of inflation and the deficit of the balance of payment among others. The Fernández administration has announced that a reduction of the fiscal deficit under the current conditions of the economy is not sustainable and their aim would be to reach fiscal balance 2023 (See “—Argentina’s current account and balance of payment imbalances could lead to a depreciation of the Argentine peso, and as a result, affect our results of operations, our capital expenditure program and our ability to service our foreign currency liabilities”).
The failure to reduce fiscal deficits could lead to growing levels of uncertainty regarding Argentina’s macroeconomic conditions. In particular, it could lead to growing inflation rates and unanticipated foreign exchange depreciation and balance of payments crisis, higher local vulnerability to international credit crisis or geopolitical shocks, higher interest rates and erratic monetary policies, a reduction in real salaries and as a consequence, in private consumption, and a reduction in growth rates. This level of uncertainty, over which we have no control, may adversely affect our financial condition or results of operations.

Our results of operations may be adversely affected by high and possibly increasing inflation in Argentina.
Historically, inflation has materially undermined the Argentine economy and the government’s ability to create conditions that would permit long term and stable growth. In recent years, Argentina has experienced high inflation rates. High inflation may also undermine Argentina’s foreign competitiveness in international markets and adversely affect economic activity and employment, as well as our business and results of operation. In particular, the profit margin on our services is impacted by the increase in our costs in providing those services, which is influenced by wage inflation in Argentina, as well as other factors.
Since 2008, the Argentine economy has been subject to strong inflationary pressures. Given INDEC’s institutional and methodological reforms, controversy has arisen regarding the reliability of the information produced since 2007, including inflation estimates(see “ — The credibility of several Argentine economic indices have been called into question, which may lead to a lack of confidence in the Argentine economy and may in turn limit our ability to access the credit and capital markets” and “— Risks Related to Our Business and Industries-Inflation in some of the countries in which we operate, along with governmental measures to curb inflation, may have a significant negative effect on the economies of those countries and, as a result, on our financial condition and results of operations”).
Due to several internal and external factors, including, but not limited to, the raising of the interest rate by the US Federal Reserve, the inability of the Argentine government to implement all required structural changes to reduce the fiscal deficit, the increasing need of international financing to finance the fiscal deficit, the increase of the government’s inflation targets, the peso suffered a new sharp depreciation, which, as of December 31, 2018 accumulated 102.2%, and this fostered the inflation levels to 47.6% in 2018, and to 53.8% in 2019. Furthermore, the Argentine Government reacted by raising interest rates from 27.25% to 60% annually.
In the past, the Argentine government implemented programs to control inflation and monitor prices for essential goods and services, including attempts to freeze the price of certain supermarket products by means of price support arrangements between the government and the private sector. These programs, however, did not address the structural causes for Argentina’s inflation and, consequently, failed to reduce inflation. Nevertheless, in January 2020, the Fernández Administration adopted these type of programs (see “ — Government intervention in Argentina may have a direct impact on our prices and sales” and “-Risks Related to Argentina- The impact of the Argentine congressional and presidential elections on the future economic and political environment of Argentina remains uncertain”).
Inflation in Argentina has contributed to a material increase in our costs of operation, in particular labor costs; it also enables a reduction in the purchasing power of the population, thus increasing the risk of a lower level of consumption from our customers in Argentina, which could negatively impact our financial condition and results of operations. Inflation rates could continue to grow in the future, and there is uncertainty regarding the effects that any measures adopted by the government could have to control inflation.
Uncertainty surrounding future inflation rates may have an adverse impact for Argentina in the long-term credit market.
The Argentine economy has experienced significant volatility in past decades, including numerous periods of low or negative growth and high and variable levels of inflation and currency devaluation. Inflation remains a challenge for Argentina given its persistent nature in recent years and also considering its high levels during 2019. No assurances can be given that the rate of growth experienced over past years will be achieved in future years or that the national economy will not suffer recession. If economic conditions in Argentina were to continue slowing down, or contract, if inflation were to accelerate further, or if the Argentine government's measures to attract or retain foreign investment and international financing in the future to incentivize domestic economy activity are unsuccessful, such developments could adversely affect Argentina's economic growth and in turn affect our financial health and results of operations.
Inflation can also lead to an increase in Argentina's debt and have an adverse effect on Argentina's ability to service its debt, mainly in the medium and long term when most inflation-indexed debt matures. In addition, weaker fiscal results could have a material adverse effect on the Government's ability to access long term financing, which, in turn, could adversely affect Argentina's economy and financial condition and access to international or domestic capital markets.If the measures adopted by the Argentine government are not able to resolve the structural inflationary disruptions of Argentina, the current inflationary levels could rise and have a negative impact on the economic and financial conditions of Argentina, and as such adversely affect our operations and financial condition (see “— Our results of operations may be adversely affected by high and possibly increasing inflation in Argentina").

High inflation rates affect Argentina’s foreign competitiveness, increase social and economic inequality, negatively impacts employment, consumption and the level of economic activity, and undermines confidence in Argentina’s banking system, which could further limit the availability of and access by local companies to domestic and international credit.
Devaluation of the peso may adversely affect our results of operations, our capital expenditure program and the ability to service our liabilities and transfers of funds abroad.
Argentina has a history of high volatility in its foreign exchange markets, including sharp and unanticipated devaluations, tight foreign exchange controls and severe restrictions on foreign trade. The devaluation of the peso may have a negative impact on the ability of certain Argentine businesses to service their foreign currency denominated debt. It could also lead to higher inflation rates, significantly reduce real wages and jeopardize our business.
The devaluation of the Argentine peso has been continuous during recent history. After several years of moderate variations in the nominal exchange rate, the Argentine peso depreciated 32.6% and 31.1% in 2013 and 2014, respectively, with respect to the U.S. dollar. In 2015, the Argentine peso lost 52.5% of its value with respect to the U.S. dollar, in 2016 depreciated 21.9% and in 2017, depreciated approximately 17.4% of its value with respect to the U.S. dollar. In 2018 the Argentine peso suffered a sharp depreciation which accumulated 102.2% (See “— Our results of operations may be adversely affected by high and possibly increasing inflation in Argentina” and “— The Argentine economy could be adversely affected by economic developments in other markets and by other general “contagion” effects”).
After the results of the primary elections were announced on August 11, 2019, the markets reacted negatively, and the U.S. dollar price jumped from $43.9 pesos to $60.4 at the exchange rate published by the Argentine Central Bank as of August 14, 2019. Consequently, the shares of Argentine companies in the New York stock exchanges and the value of national bonds dropped. Given the political and economic landscape, the Government of former President Macri re-instated rigid restrictions and foreign exchange controls in September 1, 2019, which among other things, significantly curtailed access to the official foreign exchange market by individuals and entities (See "Item 10 — Additional Information-Exchange Controls”). During 2019 the Argentine peso depreciated 58.9% against the U.S. dollar. Furthermore, an unofficial U.S. dollar trading market developed in which the Argentine peso/U.S. dollar exchange rate is significantly higher than the one in the official one. We cannot predict future fluctuations in the Argentine peso/U.S. dollar exchange rate or further foreign exchange restrictions.
Despite the positive effects the depreciation of the Argentine peso may have on the competitiveness of certain sectors of the Argentine economy, including our business, it also had a negative impact on the financial condition of many Argentine businesses and individuals. The devaluation of the Argentine peso affected or may affect the ability of certain Argentine businesses to honor their foreign currency-denominated debt.,generates high levels of inflation, reduces real wages significantly, and has a negative impact on companies oriented to the domestic market, such as public services and the financial industry.
Given the economic and political conditions in Argentina, we cannot predict whether, and to what extent, the value of the peso may depreciate or appreciate against the U.S. dollar, the euro or other foreign currencies. We cannot predict how these conditions will affect our capital expenditure program, the consumption of goods and services we provide to local and foreign costumers or our ability to meet our liabilities denominated in currencies other than the peso. Furthermore, our ability to transfer funds abroad and our ability to pay dividends to shareholders located abroad may be jeopardized if high exchange rate volatility and exchange controls are maintained. Finally, we cannot predict whether the Argentine government will further modify its monetary, fiscal or exchange rate policy in the future.
Additional volatility, appreciation or depreciation of the peso, or reduction in the Argentine Central Bank’s international reserves due to currency interventions could adversely affect the Argentine economy, which in turn may have an adverse effect on our financial conditions and results of operations.

Failure to adequately address actual and perceived risks of institutional corruption may adversely affect Argentina's economy and financial condition.
A lack of a solid and transparent institutional framework for contracts with the Argentine government and its agencies and corruption allegations have affected and continue to affect Argentina. Argentina ranked 66 of 180 in the Transparency International's 2019 Corruption Perceptions Index and 126 of 190 in the World Bank's Doing Business 2020 report.
As of the date of this annual report, there are various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Argentine Federal Prosecutor, including the largest such investigation, known as the “Notebooks Investigation” (“Los Cuadernos de las Coimas”) which have negatively impacted the Argentine economy and political environment. This investigation relates to notebooks kept by a driver who worked for public officials during the Kirchner Administration. The notebooks allegedly document a widespread corruption scheme involving illegal cash payments by businessmen to government officials in order to win government contracts. As a result of these investigations, several businessmen (including construction company executives) and former public officials have been detained and prosecuted, including the former president and current vice-president of Argentina, Mrs. Cristina Fernández de Kirchner, who was prosecuted for illicit association.
Depending on how long it takes to close these investigations and their results, companies involved in the investigations may be subject to, among other things, a decrease in their credit ratings, claims filed by their investors, and may further experience restrictions in their access to financing through the capital markets, together with a decrease in their income. Additionally, as the criminal cases against the companies involved in the investigations move forward, said companies may be restricted from rendering services or may face new restrictions, due to their customers' internal standards. These adverse effects could restrict these companies' ability to conduct their operating activities and to meet their financial obligations. Consequently, the number of suppliers available for our operations may be reduced and, as such, we may experience an adverse effect on our commercial activities and results of operations.
The Argentine government's ability to implement initiatives aimed at strengthening Argentina's institutions and reducing corruption is uncertain as it would be subject to independent review by the judicial branch, as well as legislative support from opposition parties. We cannot give any assurance that the implementation of these measures by the Argentine government will be successful in stopping institutional deterioration and corruption. Furthermore, we cannot predict what impact these investigations might have or what other measures may be adopted by the courts, the current administration or any future administration, each of which could adversely affect our business, financial condition and the results of our operations.

The credibility of several Argentine economic indices has been called into question, which may lead to a lack of confidence in the Argentine economy and may in turn limit our ability to access the credit and capital markets.
Between 2007 and 2014, the inflation index determined by INDEC has been the subject of widespread criticism and extensive discussions in connection with analysis of the Argentine economy, including data on inflation, GDP and unemployment. The intervention of the former Argentine government in the INDEC in 2007 and the change in the way the inflation index was measured have resulted in disagreements between the former Argentine government and private consultants as to the actual annual inflation rate. The former Argentine government of the Fernández de Kirchner administration imposed fines on private consultants reporting inflation rates higher than the INDEC data. As a result, private consultants typically shared their data with Argentine lawmakers who opposed the previous government, and who released such data from time to time. The widespread disagreements had the negative effect of eroding public confidence in Argentina’s economy.
Since June 2016, after implementing certain methodological reforms, the CPI was corrected and on November 9, 2016, the Executive Board of the IMF lifted its censure on Argentina, noting that Argentina had resumed the publication of data in a manner consistent with its obligations under the Articles of Agreement of the IMF, recovering credibility. As of the date of this annual report, the impact of any future measures taken by the Fernández administration with respect to the INDEC will have on the Argentine economy and investors’ perception of the country cannot be predicted. Concern regarding lack of accuracy in the INDEC´s indices could adversely affect investor confidence in the Argentine economy and our ability to access international credit markets to finance our operations and growth.
Government intervention in Argentina may have a direct impact on our prices and sales.
The Argentine government has in the past exercised substantial control over the Argentine economy by setting certain industry market conditions and prices. In March 2002, the Argentine government fixed the price for milk after a conflict among producers and the government. In 2005, the Argentine government adopted measures in order to increase the domestic availability of beef and reduce domestic prices. The export tax rate was increased and a minimum weight requirement for animals to be slaughtered was established. In March 2006, sales of beef products to foreign markets were temporarily suspended until prices decreased.

Furthermore, in 2007 the Argentine government significantly increased export tax rates on exports of crops. Several restrictions were also imposed on the grain and oilseed markets that essentially limited the access of traders to exports, resulting in a disparity between domestic and world prices. In March 2012, the Undersecretary of Transport created an “indicative price” for the transportation of grains by road fixed on a quarterly basis. The actual price paid for the road transportation of grains was set to be no lower than 5% or higher than 15% of the “indicative price” fixed for the applicable period. In some cases, the imposition of this “indicative price” produced increases in our transportation costs. In addition, on April 9, 2013, the Secretary of Commerce issued a resolution that established a fixed price for selling liquid hydrocarbons for a six months period. The fixed price would be the highest selling price on the date of issuance of the resolution, in certain regions of the country. Notwithstanding the April 9 resolution, YPF (the Argentine government-controlled oil and gas company) implemented gas price increases that were matched by other oil companies. Due to the increase in the price of the wheat, on July 4, 2013, the Secretary of Commerce issued a resolution mandating wheat producers and distributors to sell their stocks to satisfy the domestic demand, seeking to reduce the wheat price. On January 2014, the Secretary of Commerce launched a new program of price controls called Precios Cuidados. Producers and suppliers committed to fixed prices for more than 300 basic products subject to review on a quarterly basis. As of the date hereof, two of our rice products sold under the trademark “Molinos Ala” and "Apostoles" are subject to this program. Violation of the program may result in sanctions, including fines, which amount will be considered on a case by case basis at the time of issuing the relevant sanction by the enforcement authority.
The two administrations of President Fernández de Kirchner, who governed from 2007 through December 9, 2015, increased state intervention in the Argentine economy, through expropriation and nationalization measures, price controls and foreign exchange controls. Below follows an outline of the main measures taken by such administration on these aspects.
In 2008 the Fernández de Kirchner administration absorbed and replaced the former private pension funds for a fully public pension system. In April 2012, the Fernandez de Kirchner administration decreed the removal of directors and senior officers of YPF S.A., the country’s largest oil and gas company which was controlled by the Spanish group Repsol, and with the approval of the Argentine Congress expropriated shares held by Repsol representing 51% of the shares of YPF, and in 2015, the Argentine Congress passed a law approving the government takeover of the passenger and cargo railways, which became owned by a State-owned company called Ferrocarriles Argentinos Sociedad del Estado. In 2014 the Argentine Tax Authority (“Administración Federal de Ingresos Públicos - AFIP”) established a “Systematic Registration of Movements and Grains Stocks Regime” (Régimen de Registración Sistemática de Movimientos y Existencias de Granos) pursuant to which all persons involved in the commercialization and manufacturing of grains and dairy products registered with the Registry of Operators of the Agro-industrial Chain (Registro Único de Operadores de la Cadena Agroindustrial or “RUCA” after its acronym in Spanish) must report the stock and stock variations (including locations, transport between the producer´s facilities, etc.) of all grains and other agricultural products (other than those to be applied to sowing) held in inventory or through third parties. In 2014 the Argentine Congress enacted the “Supply Law”, that covers the economic process related to goods, facilities and services that directly or indirectly satisfy the basic or essential needs of the population, granting broad delegations of powers on its enforcement authority and provides that in a situation of shortage or scarcity of goods or services which satisfy basic or essential needs destined to the general welfare of the population, the governmental authorities may order their sale, production, distribution and delivery throughout the Argentine territory.
Since taking office in December 2019, the newly elected Fernández Administration also announced the following measures that increased the government intervention: i) the Solidarity Law published on December 23, 2019; ii) the Price Control Program announced on January 7, 2020; iii) the Law of Sustainability of Public Debt under Foreign Law, published on February 13, 2020; and iv) the Supermarkets’ Shelves Law published on March 17, 2020. As of the date of this report it is not possible to predict whether the current administration will promote actions related to price controls of products elaborated by us. In case it does, we cannot predict how these measures will affect our results of operations (see “ — The impact of the Argentine congressional and presidential elections on the future economic and political environment of Argentina remains uncertain”).
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
Although many of the above measures were adopted or announced by the former Argentine government’s administrations of Fernández de Kirchner, we cannot assure you that the newly elected Fernández Administration will not interfere or increase its intervention by setting prices or regulating other market conditions. Accordingly, we cannot assure you that we will be able to freely negotiate the prices of all our Argentine products in the future or that the prices or other market conditions that the Fernández Administration might impose will allow us to freely negotiate the prices of our products, which could have a material and adverse effect on our business, results of operations and financial condition.

The Argentine government may order salary increases to be paid to employees in the private sector, or imposed additional charges, which would increase our operating costs.
In the past, the Argentine government has passed laws, regulations and decrees requiring companies in the private sector to increase wages and provide specified benefits to employees and may do so again in the future. Argentine employers, both in the public and private sectors, have experienced significant pressure from their employees and labor organizations to increase wages and to provide additional employee benefits.
Due to the high levels of inflation, employees and labor organizations are demanding significant wage increases. From August 2012 to October 2019, the Argentine government has increased the minimum salary from Ps. 2,875 to Ps 16,875.
Since 2015, the INDEC has published the Salary Variation Index (Coeficiente de Variación Salarial), an index that shows the evolution of salaries. The Salary Variation Index showed an increase in registered private sector salaries of approximately 33.0% in 2016, 27.3% in 2017, 30.4% in 2018, and 67.0% in 2019. These increases were mainly in line with the inflation prevailing in Argentina.
Also, by means of Decree No. 34/2019 issued on December 13, 2019, the Argentine Executive Branch duplicated the amount of the statutory severance payments payable to employees hired before December 13, 2019 and fired between December 13, 2019 and June 13, 2020.
Furthermore, under the Solidarity Law (See “— The impact of the Argentine congressional and presidential elections on the future economic and political environment of Argentina remains uncertain”) the Fernández Administration is empowered to, in its sole discretion, provide mandatory salary increases for employees of the private sector, which occurred on January 2020, imposing the payment of an extraordinary non-remunerative bonus of AR$ 4,000 to all workers in the private sector, payable in two installments in January 2020 and February 2020. This bonus and similar salary increases and additional payments could also have an effect on inflation.
Due to the high levels of inflation, employers in both the public and private sectors have historically experienced, and currently are experiencing significant pressure from organized labor and their employees to provide further increases in salaries. If, as a result of such measures, future salary increases in Argentine peso exceed the pace of the devaluation of the Argentine pesos, they could have a material and adverse effect on our expenses and business, results of operations and financial condition.
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
Law No. 26,737 and its implementing regulation require that, “foreign ownership” of rural land may not exceed 15% of the total amount of rural land in the Argentine territory calculated also in relation to the territory of the Province, Department or Municipality where the relevant lands are located. For purposes of the law, “foreign ownership” means the ownership (whether by acquisition, transfer, assignment of rights or otherwise) over rural land by: (i) foreign individuals, regardless of whether they are Argentine residents or not; (ii) legal entities where foreign individuals or entities own, whether directly or indirectly, a number of votes sufficient to prevail in the local entity’s decision-making process. It is presumed that foreign legal entities in which more than 51% of the stock is directly or indirectly owned by foreign individuals or entities are subject to Law No. 26,737; (iii) companies that issue bonds (a) convertible in stock representing 51% or more of the company’s stock upon conversion and (b) whose holders are foreign individuals or entities; (iv) trusts whose beneficiaries are foreign individuals or entities, as defined pursuant to (i) and (ii) above; (v) joint ventures in which foreign entities or individuals hold a participating interest higher than those set forth by the law; (vi) foreign public law-governed legal entities; and (vii) simple associations or de facto corporations in which foreigners hold shares in the percentage set forth by the new law in relation to corporations or which are controlled by foreigners.
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

In addition, foreign entities or individuals of the same nationality may not own more than 4.5% of rural land in Argentina and a single foreign entity or individual may not own more than 1,000 hectares in the “core area”, or the “equivalent surface”, as determined by the Interministerial Council of Rural Land (Consejo Interministerial de Tierras Rurales) in accordance with the provinces’ proposal, specifying districts, sub-regions or areas and taking into consideration the location of the land, the proportion of the land area in respect of the total territory of the relevant Province, Department or Municipality and, the quality of the land for use and exploitation. The “equivalent surface” regime may be modified by the Interministerial Council of Rural Lands considering possible changes in the quality of the land or the growth of urban populations. Pursuant to Decree No. 274/2012, as amended and supplemented by Decree No. 820/2016, the departments that comprise the “core area” are: Marcos Juarez and Unión in the Province of Córdoba; Belgrano, San Martín, San Jerónimo, Iriondo, San Lorenzo, Rosario, Constitución, Caseros and General López in the Province of Santa Fe; and the districts of Leandro N. Alem, General Viamonte, Bragado, General Arenales, Junin, Alberti, Rojas, Chivilcoy, Chacabuco, Colón, Salto, San Nicolás, Ramallo, San Pedro, Baradero, San Antonio de Areco, Exaltación de La Cruz, Capitán Sarmiento, San Andrés de Giles, Pergamino, Arrecifes and Carmen de Areco in the Province of Buenos Aires.
Foreign legal entities or individuals may not own rural land that contain or are located next to permanent and significant bodies of water to be determined by the Federal Hydrological Council (Consejo Hídrico Federal) and may also include hydrological works and projects considered strategic and involving the public interest.
Acquisition of rural land will not be deemed as an “investment” under bilateral investment treaties signed by the Argentine Republic, since rural land is deemed as “a non-renewable natural resource”.
The regulatory decrees of Law No. 26,737 provide that no previous authorization certificate is required for certain operations such as: (i) the transfer of the property or possession rights over real estate properties that were located in an “Industrial Area” or an “Industrial Park”, independently from the acquirer’s nationality, (ii) any modification to the capital stock of companies that own or possess rural land, by public or private instrument, when such modification implies a direct or indirect change of control, provided that such change of control is not made in favor of a new foreign legal entity or individual; and (iii) creation of certain real property rights over the rural land, such as easements.
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
Law No. 26,737 initially stated that, even though no vested rights could be affected as a result of the application of such law, any act in violation of its provisions would be considered null and void. Decree No. 820/2016 clarified this situation and established that the foreign entities or individuals who owned rural land in excess to the allowed limit of ownership when the Law No. 26,737 came into effect (i) are not obliged to transfer such rural land in excess, and (ii) in the event of transfer of rural lands acquired before Law No. 26,737 came into force, they can acquire the equivalent to such transferred rural land, provided the legal limits established to the type of exploitation and location. Hence, the application of laws regarding foreign ownership of rural lands does not have an adverse effect on the current rural land owned by our Argentine subsidiaries. However, our Argentine subsidiaries may be prevented from acquiring additional rural land in Argentina, which may adversely affect our financial condition and results of our operations.
An increase in export and import duties and controls may have an adverse impact on our sales.
The Argentine government has historically imposed duties on the exports of various primary and manufactured products, including some of our products. Since then, such export taxes have undergone significant increases, reaching a maximum of 35% in the case of soybean. Currently, most soybean products are levied at a 33% export duty rate while other agricultural products are taxed at significantly lower rates.
The Solidarity Law (2019) established new caps for the Fernandez Administration to determine the export duty rate of all goods included in the tariff positions of the Common Mercosur Nomenclature until December 31, 2021. Even though most goods are capped to a maximum 15% ad valorem export duty rate, there are special lower caps for some agricultural products from specific regions and industrial goods. In 2020 export duties rates were raised for soybean products while reduced for other crops and some manufactured goods such as wheat flour. The Fernandez Administration also announced a compensation program for small-scale soybean producers, though it has still not been regulated. Additionally, on December 4, 2018, and in December 28, 2019, duties on the exportation of services were set to a 5% ad valorem export duty rate.

Argentina has also imposed the Import Monitoring System (Sistema Integral de Monitoreo de Importaciones or “SIMI”). Under this new system, importers are required to submit certain information electronically through the SIMI application which, once approved, will be valid for 180 calendar days.
In addition, the Macri Administration had enacted an import licensing regime that includes automatic and non-automatic licensing for imports. Automatic import licensing provides that the importer is only required to submit information through the SIMI as well as provide other certification related to the imported goods. Non-automatic licensing provides that the authorities have a 10-day period to either approve or reasonably reject the import license requested based on its effect on local businesses, in addition to the other import requirements that the goods be subject to (SIMI, certifications, etc.).
The current Fernández Administration has determined many more tariff codes to undergo non-automatic import licensing procedures to control the flow of imports of final goods. Most raw materials, input for industries and machinery are mainly subject to automatic licensing.
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
Exchange controls restrict the inflow and outflow of funds in Argentina and may substantially limit the ability of companies to retain or obtain foreign currency or make payments abroad.
From 2011 and until President Macri took office, the Argentine government increased controls and restrictions on the sale of foreign currencies and the acquisition of foreign assets by Argentine residents, limiting the possibility of transferring funds abroad. Through a combination of foreign exchange and tax regulations, the Fernández de Kirchner administration significantly curtailed access to the Foreign Exchange Market (Mercado Único y Libre de Cambios or “MULC”) by individuals and private-sector entities. In addition, during the last few years under the Fernández de Kirchner administration, the Argentine Central Bank exercised a de facto prior approval for certain foreign exchange transactions otherwise authorized to be carried out under the applicable regulations, such as dividend payments or repayment of principal of intercompany loans as well as the payments related to import of goods, by means of regulating the amount of foreign currency available to companies to conduct such transactions. The number of exchange controls introduced in the past and after 2011 during the Fernández de Kirchner administration gave rise to an unofficial U.S. dollar trading market, and the unofficial Argentine peso to U.S. dollar exchange rate in such market differed substantially from the official Argentine peso to U.S. dollar exchange rate.
Due to the foreign exchange crisis generated in August 2019 and the continued reduction of the Argentine Central Bank’s foreign currency reserves, since September 1, 2019 the Argentine government has reinstated rigid exchange controls and transfer restrictions, substantially limiting the ability to obtain foreign currency or make certain payments or distributions out of Argentina (see "Item 10 - Additional Information-Exchange Controls”).
Notwithstanding the measures adopted by the Argentine government in the recent months, it may impose additional exchange controls, transfer restrictions, restrictions on the free movement of capital, and may implement other measures in response to capital flight or a significant depreciation of the Argentine peso, which would adversely affect our financial condition and the results of our operations. In addition, other exchange controls could in the future impair or prevent the conversion of anticipated dividends, distributions, or the proceeds from any sale of equity holdings in Argentina from Argentine pesos into U.S. dollars and the remittance of the U.S. dollars abroad. These restrictions and controls could interfere with the ability of our Argentine subsidiaries to make distributions in U.S. dollars to us and thus our ability to pay dividends in the future. Such measures could lead to renewed political and social tensions, and could undermine the Argentine government’s public finances, which could adversely affect Argentina’s economy and prospects for economic growth and, consequently, adversely affect our business and results of operations, and could impair our ability to make dividend payments.
Changes in the Argentine tax laws may adversely affect the results of our operations, financial condition and cash flows.
On December 29, 2017, the Argentine Government enacted Law No. 27,430 (the "Tax Reform Law"), a comprehensive tax reform which became effective on January 1, 2018. Specifically, Law No. 27,430 introduced amendments to income tax (both at corporate and individual levels), value added tax, tax procedural law, criminal tax law, social security contributions, excise tax, tax on fuels and tax on the transfer of real estate. In addition, the Solidarity Law, introduced important tax modifications -among other provisions- which modified the Tax Reform Law, provided measures regarding employer contributions, applicable rates for foreign goods and created, in regards to the Tax for an Inclusive and Solidary Argentina, an 8% rate for the acquisition of digital services and a 30% rate for the acquisition services abroad and passenger transport services destined outside the country (see “—

The impact of the Argentine congressional and presidential elections on the future economic and political environment of Argentina remains uncertain”).
The Tax Reform Law introduced several amendments in connection with federal income tax, such as the progressive reduction of the tax rate on corporate level from 35% to a 30% applicable to the fiscal periods starting on January 1, 2018 until December 31, 2019; and to 25% applicable to the fiscal periods starting on January 1, 2020, and established that dividends or other profits distributed to Argentine resident individuals and foreign beneficiaries would be subject to taxation. Therefore, as of January 1, 2018, income tax on Argentine resident companies and branches of non-Argentine entities applies in two stages: (i) a first stage is charged at the corporate level (at a tax rate of 30% or 25%, depending on the fiscal period involved, as explained above); and (ii) a second stage is charged at the shareholder or owner level - in respect of an Argentine resident individual or a foreign beneficiary- (at a tax rate of 7% or 13%, according to the fiscal period from which the distributed profit derived). Such tax treatment was amended by the Solidarity Law, which established: (i) the suspension up to fiscal years to be initiated as of January 1, 2021 inclusive, of the 25% corporate income tax rate and of the 13% tax rate applicable on dividends; and that (ii) on such periods of suspension, the applicable rate on corporate income tax will be of 30% and the applicable rate on dividends will be of 7%.

The Tax Reform Law eliminated the equalization tax, which levied distributions made out of previously untaxed income, was eliminated. The sale, exchange or disposition of shares and other securities not trading in, or listed on, capital markets and securities exchanges by resident individuals and foreign beneficiaries in general is subject to tax at a rate of 15%. Non-residents can opt to be taxed at a rate of 15% on the net gain or 13.5% on the gross amount of the transaction, at the option of the seller.
These and other changes in the Argentine tax laws could adversely affect our operations, financial condition and cash flows.

Risks Related to Brazil
The measures taken or to be implemented by the Brazilian government in response to the COVID-19 pandemic may cause adverse effect on our business and operations.
In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic. This pandemic, as well as the reality or fear of any other adverse public health developments, could adversely and materially affect, among other things, our manufacturing and supply chain operations, including due to the reduction or closure of our production units and the interruption of the supply of raw materials (see “— Risks Related to Our Business and Industries-The COVID-19 pandemic may have an adverse effect on our business and operating results”).
In this regard, the Brazilian federal, state and municipal governments and other authorities have enacted a number of rules to adress the potential impacts of the COVID-19 outbreak. Considering the possible outcomes thereof, we may be exposed to additional risks, which include:

(i)
to contain or delay the spread of COVID-19, the Brazilian Ministry of Health, as well as several state and municipal authorities have adopted or recommended social distancing measures, which may ultimately result in severe fines/penalties;

(ii)
in March 2020, the Brazilian government created a Crisis Committee to Monitor the Impacts of COVID-19 in Brazil. Since then, it has announced several measures (tax or otherwise) to adress the effects of COVID-19 in Brazil. Likewise, the Brazilian Congress is currently discussing several measures to increase the Brazilian government’s revenues, such as imposing new taxes, revoking tax benefits and increasing the rates of current taxes, including the following:

◦
creating a new tax as a Compulsory Loan (“Empréstimo Compulsório”) that would be imposed on companies whose net equity exceeds the amount to be established by law. A compulsory loan is a refundable federal tax that can be established in case of war or public calamity. The terms of this new tax are not yet clear, so we cannot predict the possible impacts on us; and

◦	revoke the tax exemption granted to dividend distributions paid by Brazilian companies, which could affect the return of our investments, as well as of our shareholders.

(iii)
States and municipalities may also revoke tax benefits and/or increase the rates of current taxes to increase its revenues. See “— We receive certain tax benefits from Brazilian Tax Authorities which we cannot assure will be maintained or renewed;” and

(iv)
the Brazilian Congress is currently discussing a Bill which, if approved, will impose mandatory and temporary postponement the term of rural leases on certain situations, preventing lessors from terminating such agreements and filing for repossession of the leased land.

These new rules, if approved, may have a material adverse impact on our results of operations.
Further, the ongoing COVID-19 pandemic and any possible future outbreaks of viruses may have a significant adverse effect on us. Firstly, a spread of such diseases amongst our employees, as well as any quarantines affecting them or our facilities could adversely impact the productivity of our personnel and thereby affect our operations, which can impact the quality and continuity of our activities and, ultimately, our reputation. Secondly, the current COVID-19 pandemic and any possible future outbreaks of viruses may have an adverse effect on our suppliers and/or transportation companies used to distribute our products. Thirdly, any quarantines or spread of viruses may adversely affect the demand of our products from end-consumers.
It is also possible that our commercial contracts, including power supply agreements, could be affected by adverse impacts derived from the COVID-19 pandemic, since the parties thereto may not comply with their contractual obligations. As the COVID-19 pandemic will most likely be considered as an act of God or force majeure event by Brazilian courts, parties may justify their nonperformance and request (i) termination without penalties; (ii) adjustment and/or release of contractual obligations; (iii) adjustment and/or release of the effects of arrears; and/or (iv) adjustment and/or release of penalties for breach of contract, which, in any case, may cause a negative impact on our results of operations.
Additionally, our operations may be adversely affected by the wider macroeconomic effect of the ongoing COVID-19 pandemic. Currently, it is expected there be a recession or diminishing growth in several countries, including Brazil, due to the freeze of the economic activities. The updated forecast for the 2020 Brazilian GDP sets out a recession scenario. The final effects of the COVID-19 pandemic could have substantial negative impact on the countries where we operate. Any negative effect on the economy, particularly in the countries that we operate, may decrease incomes and the demand for our products. Lastly, in case of an economic downturn, the price of our common shares may be adversely affected.
Moreover, Brazil is experiencing political disagreements among governments and other authorities in connection with the measures that have been adopted and the ones that might be implemented. These institutional conflicts as well as the potential adoption of measures against WHO’s recommendations may lead to political turmoil and, ultimately, civil riots and impeachment process.
Lastly, there is considerable uncertainty regarding the possible outcomes of the COVID-19 pandemic and we cannot assure that other measures will be implemented to mitigate the impacts of the COVID-19 and whether they will mean tougher restrictions or limitations that could affect our operations. In addition, the deterioration of global economic conditions as a result of the pandemic may ultimately decrease customer demand for our products and have a material adverse effect on our financial condition and results of operations.
Brazilian economic and political conditions and perceptions of these conditions in international markets have a direct impact on our business and our access to international capital and debt markets, which could adversely affect our results of operations and financial condition.
A significant portion of our operations, properties and customers are located in Brazil. Accordingly, our financial condition and results of operations are substantially dependent on economic conditions in Brazil. The Brazilian economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high and variable levels of inflation and currency devaluation. Brazil’s GDP grew by 3.0% in 2013, decreased 0.5% in 2014, decreased 3.5% in 2015, decreased 3.3% in 2016, increased 1.3% in 2017, increased 1.3% in 2018 and increased 1.1% in 2019. We cannot assure you that GDP will increase or remain stable in the future. Future developments in the Brazilian economy may affect Brazil’s growth rates and, consequently, the consumption of sugar, ethanol, and our other products. As a result, these developments could impair our business strategies, results of operations and financial condition. Furthermore, due to the ongoing COVID-19 outbreak, it is expected that Brazil’s GDP for 2020 fiscal year will have a substantial negative impact and will face economic recession. See “—Risks Related to Our Business and Industries -The COVID-19 pandemic may adversely affect our business and operating results.” and "Risks Related to Brazil - The measures taken or to be implemented by the Brazilian Government in response to the COVID-19 pandemic may cause adverse effect on our business and operations".
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
It is also common for taxpayers to file suits for the declaration that a certain tax is illegal or unconstitutional. Such cases where the final decision is favorable to taxpayers, a situation that occurs very frequently. Accordingly, the Brazilian Government may propose changes in the tax legislation in order to increase rates, tax basis and/or to create new taxes.

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
We receive certain tax benefits by virtue of our production facilities and investment projects in underdeveloped regions in Brazil. Our main tax benefit of the ICMS (circulation tax for goods and services) from the state of Mato Grosso do Sul (Ivinhema and Angélica Mill) was renewed until 2032.
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
Since 2018, after the publication of the complementary law 160/17, there is no risk of questioning the constitutionality of the tax benefit.
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
Social movements and the possibility of expropriation and constitution of public easement may affect the normal use of, damage, or deprive us of the use of or fair value of, our properties.
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
Moreover, along with the expropriation rights, the Brazilian legislation also confers to the Government (or the Concessionary of public services) the power to constitute public easements over third-parties real estate properties. Public easements are commonly used in those situations which the infrastructure project requires the use of a portion of several real estate properties, mostly in rural areas, such as the installation of transmission lines or oil and gas pipelines.
Public easement also requires the payment of a fair and prior indemnification, which authorizes the government (or concessionary of public services) to use such property for public interest. The institution of public easement shall observe the same procedure for expropriation of real estate property. However, unlike expropriation, the public easement does not remove the property from the owner's estate, but only creates the right of using the property or part of it. The constitution of a public easement will prevent the use of the part of the property and our results of operations may be adversely affected if such easement is constituted in into the liquidity area of our farmland holdings.
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
Since the enactment of the Brazilian Constitution in 1988, the consensus view was that the restrictions imposed by Federal Law 5709 on the acquisition or lease of rural property above-mentioned did not apply to Brazilian companies controlled by foreigners, pursuant to legal opinion No. GQ-22, issued by the AGU in 1994, which was ratified by legal opinion No. GQ-181, also issued by the AGU in 1998. The Brazilian Constitution and its amendments, in particular Constitutional Amendment No. 6, of August 15, 1995, provides that (i) no restrictions on the acquisition of rural land in Brazil should apply to Brazilian companies; and (ii) any company incorporated and headquartered in Brazil and controlled by foreign investors must receive the same treatment as any other company incorporated and headquartered in Brazil and controlled by Brazilian investors. However, the Brazilian Justice National Council issued an Official Letter on July 13, 2010 addressed to all the Brazilian local State Internal Affairs Bureaus in order for them to adopt procedures within sixty (60) days and instruct the local State Notary and Real Estate Registry Offices to observe the restrictions of the Brazilian law on the acquisitions of rural land by Brazilian companies with foreign equity holders. Thereafter, on August 19, 2010, the AGU revised its prior opinion, and published a new legal opinion which: (i) revoked the AGU’s legal opinions No. GQ-22 and GQ-181; and (ii) confirmed that Brazilian entities controlled by foreigners should be subject to the restrictions described above, and transactions entered into by foreigners in connection with the acquisition of rural properties would be subject to approval from INCRA, the Ministry of Agrarian Development and the Brazilian National Congress, when applicable. This revised opinion was ratified by the President of Brazil and published in the Official Gazette of the Federal Executive on August 23, 2010, becoming effective as of such date. We believe that the acquisitions of rural properties by Brazilian companies directly or indirectly controlled by foreigners registered in the appropriate real estate registry prior to August 23, 2010 are not affected by the AGU’s legal opinion. As a confirmation of such understanding, pursuant to the Joint Normative Ruling N. 1 issued on September 27, 2012 by the Ministries of: (i) Agricultural Development; (ii) Agriculture, Cattle-raising and Supply; (iii) Industry Development and Foreign Commerce; and (iv) Tourism (the “Joint Normative Ruling N. 1”); and the Normative Ruling/IN INCRA No.76, issued on August 23, 2013, a Brazilian company controlled by foreign individuals or companies which acquired or leased rural properties, by means of an act or agreement entered into from June 7, 1994 and August 22, 2010, may register such property before the National System of Rural Registry (Sistema Nacional de Cadastro Rural-SNCR), without any administrative sanction. However, as of said date, the acquisition and leasing of rural land in Brazil, including through corporate transactions, will be subject to the above-mentioned restrictions, and will require several additional layers of review and approvals, which may be discretionary (including the approvals from INCRA, Ministry of Agrarian Development and the Brazilian National Congress, when applicable), burdensome and time consuming. Additionally, the Joint Normative Ruling N. 1 sets forth the administrative procedures applicable to requests for authorization for the acquisition or lease of rural properties by foreign investors pursuant to Law 5709. Under the Joint Normative Ruling, in order to obtain the authorization for the acquisition or lease of rural properties, foreign investors must present a project proposal to the INCRA, containing: (i) the rationale for the relationship between the property to be acquired or leased and the project size; (ii) physical and financial schedule of the investment and implementation of the project; (iii) use of official credit (governmental funds) for the total or partial finance of the project; (iv) logistic viability of the execution of the project and, in case of an industrial project, proof of compatibility between the local industrial sites and the geographic location of the lands; and (v) proof of compatibility with the criteria established by the Brazilian Ecological and Economical Zoning (Zoneamento Ecológico Econômico do Brasil – ZEE), relating to the location of the property.
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
We may be adversely affected by the following factors, as well as the Brazilian government’s response to these factors:

•	economic and social instability;

•	increase in interest rates;

•	exchange controls and restrictions on remittances abroad;

•	restrictions and taxes on agricultural exports;

•	exchange rate fluctuations;

•	inflation;

•	volatility and liquidity in domestic capital and credit markets;

•	expansion or contraction of the Brazilian economy, as measured by GDP growth rates;

•	allegations of corruption against political parties, elected officials or other public officials, including allegations made in relation to the “Car Wash Operation” (Operação Lava-Jato) investigation;

•	government measures aimed at controlling the COVID-19 outbreak;

•	government policies related to our sector;

•	fiscal or monetary policy and amendments to tax legislation; and

•	other political, diplomatic, social or economic developments in or affecting Brazil.
Historically, the Brazilian government has frequently intervened in the Brazilian economy and has occasionally made significant changes in economic policies and regulations, including, among others, the imposition of a tax on foreign capital entering Brazil (IOF tax), changes in monetary, fiscal and tax policies, currency devaluations, capital controls and limits on imports. The administration is currently facing domestic pressure to retreat from the current macroeconomic policies in an attempt to achieve higher rates of economic growth. In addition, the Brazilian government has discussed the creation of a tax on financial transactions, including wire transfers, (the so-called “CPMF”) in order to improve the fiscal situation of the country or to increase the IOF taxation. We cannot predict which policies will be adopted by the Brazilian government and whether these policies will negatively affect the economy or our business or financial performance.

The Brazilian economy has been experiencing a slowdown over the past years and the Brazil’s GDP growth has fluctuated over the past few years, with growth of 3.0% in 2013, increasing 0.5% in 2014 and then to a contraction of 3.5% in 2015, a contraction of 3.3% in 2016, an increase of 1.3% in 2017, an increase of 1.3% in 2018 and an increase of 1.1% in 2019. Inflation, unemployment and interest rates have increased more recently and the Brazilian Real has weakened significantly in comparison to the U.S. dollar. The market expectations for 2020 are that the Brazilian economy will experience a severe slowdown and the GDP will decrease, particularly due to the COVID-19 outbreak. Our results of operations and financial condition may be adversely affected by the economic conditions in Brazil.
Allegations of political corruption against the Brazilian government and the Brazilian legislative branch could create economic and political instability.
In the past, members of the Brazilian government and of the Brazilian legislative branch have faced allegations of political corruption. As a result, a number of politicians, including senior federal officials and congressmen, resigned and/or have been arrested. Several members of the Brazilian executive and legislative branches of government were investigated as a result of allegations of unethical and illegal conduct identified by the Car Wash Operation (Operação Lava-Jato) being conducted by the Office of the Brazilian Federal Prosecutor. Any political crisis could worsen the economic conditions in Brazil, which may adversely affect our results of operations and financial condition
Moreover, the economic and political crisis have resulted in a further downgrading of the country’s long-term credit rating from two of the three major rating companies, placing Brazil 3 notches below the limit of the speculative investment grade level (“junk”). Standard & Poor's downgraded Brazil to BB with a stable outlook in January 2018, Fitch Ratings downgraded to BB- with a stable outlook in February 2018, while Moody’s maintained its Ba2 rating, with a negative outlook since May 2017. Brazil’s sovereign rating is currently rated by the three major risk rating agencies as follows: BB- by S&P and Fitch Ratings and Ba2 by Moody’s. Various major Brazilian companies were also downgraded. Such downgrades have further worsened the conditions of the Brazilian economy and the condition of Brazilian companies, especially those relying on foreign investments.

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
We are also subject to laws and regulations imposed in Brazil and its agencies, including (i) the National Agency of Petroleum, Natural Gas and Biofuels (Agência Nacional do Petróleo, Gás Natural e Biocombustível) and by the Brazilian Electricity Regulatory Agency (Agência Nacional de Energia Elétrica) on account of our production of sugarcane, ethanol and electricity (ii) the Ministry of Agriculture, Breeding Cattle and Supply (Ministério da Agricultura, Pecuária e Abastecimento), on account of our agricultural, sugarcane and ethanol production activities. If an adverse final decision is issued in an administrative process, we could be exposed to penalties and sanctions derived from the violation of any of these laws and regulations, including the payment of fines, and, depending on the level of severity applied to the infraction, the closure of facilities and/or stoppage of activities and the cancellation or suspension of the registrations, authorizations and licenses, which may also result in temporary interruption or discontinuity of activities in our plants, and adversely affect our business, financial condition and results of operations.
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
The strengthening of the laws and regulations or the total prohibition of sugarcane burning would require us to increase our planned investment in harvesting equipment, which, in turn, would limit our ability to fund other investments. In addition, the state of São Paulo has imposed an obligation on growers to dedicate a certain percentage of land used for sugarcane cultivation for native or reclaimed forest area. The cost of setting aside this land is difficult to predict and may increase costs for us or our sugarcane suppliers. As a result, the costs to comply with existing or new laws or regulations are likely to increase, and, in turn, our ability to operate our plants and harvest our sugarcane crops may be adversely affected.

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
Luxembourg and European Union insolvency and bankruptcy laws and regulations are substantially different from U.S. insolvency laws and may offer our shareholders less protection than they would have under U.S. insolvency and bankruptcy laws.
As a company organized under the laws of the Grand Duchy of Luxembourg and with its registered office in Luxembourg, we are subject to Luxembourg and European Union insolvency and bankruptcy laws and regulations in the event any insolvency proceedings are initiated against us including, among other things, Council and European Parliament Regulation (EU) 2015/848 of 20 May 2015 on insolvency proceedings (recast). Should courts in another European Union Member State determine that the insolvency and bankruptcy laws of that Member State apply to us (or to certain of our assets) in accordance with and subject to such European Union regulations, the courts in that Member State could have jurisdiction over the insolvency proceedings initiated against us. Insolvency and bankruptcy laws in Luxembourg or the relevant other European Union Member State, if any, may offer our shareholders less protection than they would have under U.S. insolvency and bankruptcy laws and make it more difficult for them to recover the amount they could expect to recover in a liquidation under U.S. insolvency and bankruptcy laws.
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
Item 4.    Information on the Company
A.    HISTORY AND DEVELOPMENT OF THE COMPANY
General Information
Adecoagro was organized in the Grand Duchy of Luxembourg on June 11, 2010 as a société anonyme (a joint stock company). The Company’s legal name is “Adecoagro S.A.” On January 28, 2011, Adecoagro completed the IPO of its shares listed on the New York Stock Exchange (“NYSE”). The shares are traded under the symbol “AGRO.” In a series of transactions during 2012, we transferred shares of Adecoagro to certain limited partners of IFH in exchange for their residual interest in IFH increasing our interest in IFH to approximately 100%.
On March 27, 2015, Adecoagro commenced a series of transactions for the purpose of transfering the domicile of its subsidiary, Adecoagro LP, to Luxembourg. In connection with the Adecoagro LP re-domiciliation, Adecoagro merged IFH into Adecoagro LP (Delaware) with Adecoagro LP (Delaware) as the surviving entity and on April 1, 2015 Adecoagro GP S.à r.l., a société à responsibilité limitée organized under the laws of Luxembourg, became he general partner of Adecoagro LP on April 1, 2015. Also on April 1, 2015, Adecoagro completed the re-domiciliation of Adecoagro LP (Delaware) out of Delaware to Luxembourg and Adecoagro LP without dissolution or liquidation, continued its corporate existence as Adecoagro LP S.C.S., a société comandite simple organized under Luxembourg law, effective April 2, 2015. For a detailed description of the Adecoagro LP redomiciliation please see “Corporate Development” below.
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
On February 26, 2013, Adecoagro formed a 50/50 joint venture, CHS Agro S.A., together with CHS de Argentina S.A., a leading farmer-owned energy, grains and foods company based in the United States. CHS Agro built a sunflower processing facility located in the city of Pehuajo, Province of Buenos Aires, Argentina. The facility processes blackoil and confectionary sunflower into specialty products such as in-shell seeds and oil seeds, which are exported entirely. The joint venture grows confectionary sunflower on leased farms, while blackoil sunflower is originated from third parties. On January 14, 2019 and after a restructuring of the joint venture, we purchased the remaining 50% capital stock of CHS Agro from CHS de Argentina S.A. Adecoagro currently owns 100% of CHS Agro S.A., which has since been renamed as Girasoles del Plata S.A. The consideration for this acquisition was nominal.
During March 2013, we began the construction of the second greenfield project in our sugarcane cluster in Mato Grosso do Sul, the Ivinhema mill, with 5.7 million tons of sugarcane crushing capacity and located 45 km south of Angelica. This mill allowed us to consolidate our cluster, generate important synergies and economies of scale, and improve operational margins and Adjusted Free Cash Flow. The Ivinhema mill was built in two phases: the first phase with 2.0 million tons of capacity was completed during April 2012, and the second phase with 3.0 million tons of crushing capacity was completed in mid-2015.
During October 2017, we completed the construction of our first bio-digester. The facility generates electricity by burning biogas extracted from the effluents produced in our Diary operations. On November 3, 2017, we began generating and delivering

1.4 MW of electricity to the local power grid. In addition to increasing revenues and securing our energy requirements, this facility enhances the sustainability of our free stall dairy operation by reducing greenhouse gas emissions, improving the effluent management and concentrating valuable nutrients, which are applied back to the fields.
On February 5, 2019 we acquired a peanut processing facility for $10 million. The facility is located in Dalmacio Vélez, Province of Cordoba, Argentina.
On February 8, 2019 we acquired two milk processing plants and two trademarks from SanCor Cooperativas Unidas Limitadas. One of the facilities is located in the city of Chivilcoy, Province of Buenos Aires, and is primarily focused on fluid milk production for the domestic market in Argentina. The other facility is located in the city of Morteros, Province of Cordoba, and produces dry milk and cheese for the export market. In addition, we acquired the intellectual property covering the brands “Las 3 Niñas” and “Angelita” and associated trademarks. Both brand names are well recognized in Argentina and represent strong brands to market our retail consumer dairy products. The total consideration for this operations was US$ 47 million.
Corporate Development
On October 30, 2010, as part of a corporate reorganization, referred to herein as the Reorganization, AFI Ltd., a subsidiary of IFH LLC and the parent of Adecoagro LLC, distributed its interest in Adecoagro LLC to IFH LLC and commenced a process of dissolution, making IFH LLC the direct parent of Adecoagro LLC. Thereafter, our shareholders transferred pro rata 98% of their membership interests in IFH LLC to Adecoagro (a corporation organized under the laws of the Grand Duchy of Luxembourg with no prior holdings or operations, formed for the purpose, among others, of facilitating our IPO) in exchange for 100% of the common shares of Adecoagro.
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
On March 27, 2015, Adecoagro commenced a series of transactions for the purpose of transferring the domicile of its subsidiary, Adecoagro LP to Luxembourg. In connection with the redomiciliation of Adecoagro LP, Adecoagro merged IFH LP into Adecoagro LP with Adecoagro LP (Delaware) as the surviving entity. In connection with this merger, all of the assets and liabilities of IFH L.P. vested in Adecoagro LP (Delaware), Ona Ltd became its general partner and Toba Ltd became a wholly owned subsidiary of Adecoagro LP (Delaware). In connection with the transactions completed on March 27, 2015, Ona Ltd. assigned its general partnership interest in Adecoagro LP to Adecoagro GP S.a.r.l., a société responsibilitie limitee organized under the laws of Luxembourg, on April 1, 2015. Also on April 1, 2015, Adecoagro completed the redomiciliation of Adecoagro LP (Delaware) out of Delaware to Luxembourg and Adecoagro LP, without dissolution or liquidation, continued its corporate existence as Adecoagro LP S.C.S., a société en comandite simple organized under Luxembourg law, effective April 2, 2015. Since that date the affairs of Adecoagro LP S.C.S. have been governed by its by-laws and Luxembourg law.
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
On September 21, 2017, the Company issued US$500 million principal amount of its 6.000% Senior Notes due 2027 (the “2027 Notes”). The 2027 Notes were issued pursuant to an Indenture dated as of September 21, 2017 (the “Indenture”), among us, as issuer, Adeco AgropecuariaS.A., Pilagá S.A., Adecoagro Brasil Participacoes S.A., Adecoagro Vale do Ivinhema S.A. and Usina Monte Alegre Ltda., as guarantors (the “Guarantors”) and The Bank of New York Mellon, as trustee, registrar, paying agent and transfer agent, and are guaranteed on a senior unsecured basis by each of the Guarantors.
On December 5, 2019, Adecoagro Vale do Ivinhema , a wholy owned subsidiary of the Company, placed R$ 400.0 million in Certificados de Recebíveis do Agronegócio (CRA), due in November 2027 and bearing an interest of IPCA (Brazilian official inflation rate) + 3.80% per annum. This debt was issued with no guarantee.
The following chart summarizes our corporate structure as of April 2020. The Restricted Subsidiaries and Unrestricted Subsidiaries shown on the chart refer to the terms Restricted Subsidiary and Unrestricted Subsidiary, respectively, as defined in our Senior Notes Indenture attached hereto as Exhibit 4.43.

CORPORATE STRUCTURE

Luxembourg
Spain
Argentina
Uruguay
Brazil
ADECOAGRO S.A.
100% (*)
ADECOAGRO LP S.C.S.
96.50%
100%
99.96902%
59.73%
100%
WHOLLY OWNED HOLDINGS
PILAGA S.A.
1.37%
100%
100%
100%
51%
100%
40.26%
ADECOAGRO BRASIL PARTICIPACÕES S.A.
2.13%
ADECO AGROPECUARIA S.A.
WHOLLY OWNED COMPANIES - RESTRICTED SUBSIDIARIES
100%
99.99%
99.99%
49%
51% OWNED COMPANIES - UNRESTRICTED SUBSIDIARIES
Adecoagro Non-related Companies
ADECOAGRO ADM. E PARTICIPACÕES LTDA.
ADECO AGROPECUÁRIA BRASIL S.A.
WHOLLY OWNED COMPANIES - RESTRICTED SUBSIDIARIES
WHOLLY OWNED COMPANIES
ADECOAGRO VALE DO IVINHEMA S.A.
99.99%
99.99%
99.99%
ADECOAGRO ENERGIA LTDA.
USINA MONTE ALEGRE LTDA.
ANGÉLICA ENERGIA LTDA.
99.99%
MONTE ALEGRE ENERGIA LTDA.

Principal Capital Expenditures
Capital expenditures totaled $256.9 million, $219.7 million and $199.6 million for the years ended December 31, 2019, 2018 and 2017, respectively.
For a discussion of our capital expenditures and future projections, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditure Commitments.”

B.    BUSINESS OVERVIEW

COVID-19
Government measures in Argentina and Brazil
In light of the COVID8-19 pandemic outbreak, on March 20, 2020 the Argentine government implemented a social, preventive and mandatory isolation regime, prohibiting the circulation of people on routes, roads and public spaces (the “Mandatory Isolation Regime”). As of the date of this report, the activities pursued by our Argentine subsidiaries, related to agricultural production, distribution and commercialization, were exempted from the Mandatory Isolation Regime for being considered “essential” activities.
In order to guarantee the regular supply of essential products, the Argentine government established measures that, among others, obliged those who participate in the production, distribution and commercialization chain of certain products, for a 30-day period (renewable if necessary), to (i) sell them to their maximum prices as of March 6, 2020; and (ii) increase production to their full capacity and provide the proper measures to guarantee their transport and supply, and created (i) an informative regime for the purpose of publishing standard maximum prices of a basic listing of consumer products for each province (which will be available on the website www.preciosmaximos.produccion.gob.ar); and (ii) a public and free mechanism that allows the filing of claims and complaints by consumers and those included in the production, distribution and commercialization chain of the products included in the obligation to sell at maximum prices.
After the Argentine Supreme Court determined on March 17, 2020 the suspension of judicial terms until April 12, 2020, the Argentine Tax Court and the Argentine Federal Tax Authority (as well as other public agencies) followed the same criteria. During this period, all proceedings started against Customs or the Tax Authority will be suspended, though all procedural acts that could take place in this period will still be valid. Although the extraordinary term suspension affected all proceedings carried out under the Tax Procedural Law and the Customs Code, it did not affect the regular obligations of taxpayers or importers/exporters.
On March 20, 2020, the BCRA established an exceptional framework for banking and other foreign exchange institutions during the Mandatory Isolation Regime, including: i) closure of retail centers of financial and foreign exchange institutions; ii) services that must still be provided by financial institutions; iii) extension of maturities of bank financing; iv) suspension of electronic check clearing (which was later reinstated by means of Communique “A” 6944); v) remote operation of the exchange market; vi) continuity of wholesale exchange market and tenders of certain Central Bank bills called Leliq (Letras de Liquidez del Banco Central or “LELIQ”); vii) continuity of payment methods operations; and viii) remote operation of stock markets.
In Brazil, the government created a crisis committee to monitor the impact of COVID-19 in March 2020. Since then, it has announced several measures (tax and others) to address the effects of COVID-19. In this regard, the Brazilian health authorities, as well as several state and municipal authorities have adopted or recommended social distancing measures. Likewise, the Brazilian Congress is currently discussing several measures to increase the Brazilian government’s revenues, such as imposing new taxes, revoking tax benefits and increasing the rates of current taxes, including the following:
◦     creating a new tax as a Compulsory Loan (“Empréstimo Compulsório”) that would be imposed on companies whose net equity exceeds the amount to be established by law. A compulsory loan is a refundable federal tax that can be established in case of war or public calamity. The terms of this new tax are not yet clear, so we cannot predict the possible impacts on us; and
◦     revoke the tax exemption granted to dividend distributions paid by Brazilian companies, which could affect the return of our investments, as well as of our shareholders.
In Brazil, states and municipalities may also revoke tax benefits and/or increase the rates of current taxes to increase its revenues (See “Item 3. Key Information-D. Risk Factors —Risks Related to Brazil- We receive certain tax benefits from Brazilian Tax Authorities which we cannot assure will be maintained or renewed.”)
In addition, the Brazilian Congress is currently discussing a Bill which, if approved will impose mandatory and temporary postponement of the terms of rural leases and terms on certain situations, preventing lessors from terminating such agreements and filing for repossession of the leased land.

Company measures
In order to guarantee the hygiene and safety conditions established by the Ministry of Health and to preserve the health of the employees in our subsidiaries, Adecoagro has enacted Prevention and Action Protocols tailored for each facility, in addition to constituting Crisis Committees. Measures taken include but are not limited to: (i) daily temperature check upon arrival to the facility, (ii) mandatory distancing in the workplace, (iii) maximum limit of people in the lunch room and vehicles (iv) sanitary barriers, (iv) special protective attire. Additionally, remote work has been guaranteed for the duration of the Mandatory Isolation Regime for employees based in central offices, and a rotation scheme has been implemented for administrative employees based in the farms or industrial facilities.
Most of our businesses are operating without any major disruption both at the farm and industry level as well as on the road and at the ports. However our Sugar & Ethanol business has been negatively affected by the economic turmoil unleashed by the spread of COVID-19 in Brazil, in addition to the collapse in the international price of oil. Demand for ethanol has dropped 60% since March as a consequence of the lockdown, and might continue if the lockdown persists (see“Item 3. Key Information-D. Risk Factors —Risks Related to Our Business and Industries — Ethanol prices are correlated to the price of sugar and are also closely correlated to the price of oil, so that a decline in the price of sugar or a decline in the price of oil will adversely affect our sugar and ethanol businesses" and "We may be exposed to risks related to health epidemics, and the COVID-19 in particular, that could adversely impact our ability to operate our business and results of operations").

OPEC Agreement
Oil prices collapsed in the past weeks with a record demand shock along with excess supply created by internal dispute among OPEC members. On March 9, 2020, a dispute between the Saudis and the Russians sparked an all-out price and market share war (the kingdom slashed the price of Arab Light crude and increased production to full capacity to almost 12.3 million barrels per day starting in April). In addition, the COVID-19 outbreak is generating unprecedented loss in demand for oil as billions of people across the globe are in quarantine, with the virus paralyzing air and ground travel and therefore collapsing fuel demand. This perfect storm caused oil prices to fall almost 50% as the supply glut gradually expanded and demand dropped approximately 27-30%. On April 12, 2020,  the OPEC+ and G20 agreed on a round of production cuts for a total of approximately 9.7 million barrels per day from May 1, 2020 until June 30, 2020.  Nonetheless, we believe that significant risks remain on the demand for oil, as the COVID-19 pandemic impact on demand could last longer than expected. A decrease in the price of oil will have a negative impact on the price of ethanol. (see “Item 3. Key Information-D. Risk Factors — Risks Related to Our Business and Industries - Ethanol prices are correlated to the price of sugar and are also closely correlated to the price of oil, so that a decline in the price of sugar or a decline in the price of oil will adversely affect our sugar and ethanol businesses").

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
As of December 31, 2019, we owned a total of 225,630 hectares, comprised of 19 farms in Argentina, 8 farms in Brazil and 1 farm in Uruguay. In addition we own and operate several agro-industrial production facilities including three rice processing facilities in Argentina, three dairy free-stalls with 9,066 milking cows and two milk processing facilities in Argentina, one peanut processing facility and one sunflower processing facility in Argentina, eleven grain and rice conditioning and storage plants in Argentina, and three sugar and ethanol mills in Brazil with a sugarcane crushing capacity of 14.2 million tons.
We believe that we are:

•
    one of the largest owners of productive farmland in South America, with more than 190,000 owned productive hectares as of December 31, 2019 (excluding legal land reserves pursuant to local regulations and other land reserves) located in Argentina, Brazil and Uruguay, producing a wide range of agricultural products;

•
    a leading producer of grains and oilseeds in South America. During the 2018/2019 harvest year, we harvested 181,461 hectares (including 86,307 leased hectares and 31,127 second crop hectares) and produced 652,169 tons of grains, including soybeans, corn, wheat, sunflower, peanut and cotton, among others;

•
    one of the largest fully integrated producers of rough (unprocessed) rice in the world, planting 39,308 hectares (including 1,700 leased hectares) and producing 239,779 tons during the 2018/19 harvest year, which accounted for 22% of the total Argentine production according to the Confederacion de Molinos Arroceros del Mercosur (“Conmasur”). We are also a large processor and exporter of white rice (processed) in Argentina, accounting for 19% of total white rice production capacity in Argentina and 47% of total Argentine white rice exports during 2019 (33% of total paddy basis), according to Camara de Industriales Arroceros de Entre Ríos (Federacion de Entidades Arroceras);

•
    a leading dairy producer in South America in terms of our cutting-edge technology, productivity per cow and grain conversion efficiencies, producing 120.1 million liters of raw milk during 2019, adding value in our processing facilities and a leading retailer of dairy products, including two popular brands, “Las Tres Niñas” and “Angelita.”

•
    a growing producer of sugar and ethanol in Brazil, where we currently own three sugar and ethanol mills, with an aggregate installed capacity of 14.2 million tons per year and full cogeneration capacity (the generation of electricity from sugarcane bagasse, the fiber portion of sugarcane that remains after the extraction of sugarcane juice) of 232 MW as of December 31, 2019. Our operation is highly integrated, meaning that 96% of the sugarcane crushed at our mills is supplied from our own plantations. As of December 31, 2019, our sugarcane plantation consisted of 166,041 hectares; and

•
    one of the leading companies in South America involved in the acquisition and transformation of undermanaged land to more productive uses, generating higher cash yields. During the last thirteen fiscal years, we have consistently sold a portion of our fully mature farmland every year. In aggregate, we have sold close to 97,500 hectares generating capital gains of approximately $240 million.

We are engaged in three main businesses:

1.Farming Business: As of December 31, 2019 we owned 212,339 hectares (excluding sugarcane farms) of farmland in Argentina and Uruguay, of which 120,166 hectares are croppable, 14,054 hectares are being evaluated for transformation, 55,228 hectares are suitable for raising beef cattle and are mostly leased to third party cattle farmers, constituting a total of 189,448 productive hectares, and 36,183 hectares are legal land reserves pursuant to local regulations or other land reserves. During the 2018/2019 harvest year we held leases or have entered into agriculture partnerships for an additional 86,307 croppable hectares. We own the facilities and have the resources to store and condition 100% of our crop and rice production. We do not depend on third parties to condition our production for sale. Our farming business is subdivided into four main businesses:

•
    Crop business: We produce a wide range of agricultural commodities including soybeans, corn, wheat, sunflower, peanut and cotton, among others. In Argentina, our farming activities are conducted mainly in the Argentine humid pampas region, where agro-ecological conditions are optimal for low-cost production. Since 2004, we have expanded our operations throughout the center-west region of Uruguay and the western part of the state of Bahia, Brazil, as well as in the northern region of Argentina. During the 2018/2019 harvest year, we planted approximately 185,807 hectares of crops, including second harvests, producing 649,108 tons of grains, including soybeans, wheat, corn, sunflower, cotton and peanut among others. We also planted an additional 5,828 hectares where we produced over 212,500 tons of forage that we used for cow feed in our dairy operation. During the current 2019/20 harvest year, we planted approximately 194,518 hectares of crops, including second harvest, and also planted an additional 6,338 hectares of forage. As part of the crops business, in 2019 we completed the acquisition of one peanut processing facility which produces raw and blanched peanut mostly sold in the export market; and we became full owners of one sunflower processing facility producing confectionary and bakery sunflower.

•
    Rice business: We own a fully-integrated rice operation in Argentina. We produce irrigated rice in the northeast provinces of Argentina, where the availability of water, sunlight, and fertile soil results in one of the most ideal regions in the world for producing rice at low cost. We believe that we are one of the largest producers of rough (unprocessed) rice in Argentina, producing 239,779 tons during the 2018/2019 harvest year, which accounted for 22% of the total Argentine production according to Conmasur. We own three rice mills that process our own production, as well as rice purchased from third parties. We produce different types of white and brown rice that are sold both in the domestic Argentine retail market under our own brand; and exported. During the current 2019/20 harvest year, we planted 41,544 hectares of rice.

•
    Dairy business: We believe that we are a leading dairy producer in South America in terms of our utilization of cutting-edge technology, productivity per cow and grain conversion efficiencies. Through the production of raw milk, we are able to transform forage and grains into value-added animal protein. Our free-stall dairies in Argentina allow us to optimize our use of resources (land, dairy cow feed and capital), increase our productivity and maximize the conversion of forage and grain into raw milk. We produced 120.1 million liters of raw milk during 2019, with a daily average of 9,066 milking cows, delivering an average of 36.3 liters of milk per cow per day. On October, 2017 we completed the construction of our first bio-digestor with 1.4MWH of installed capacity. The facility generates electricity by burning biogas extracted from the effluents produced by our milking cows. In addition to increasing revenues and securing our energy requirements, this facility enhances the sustainability of our free-stall dairy operation by reducing greenhouse gas emissions, improving the effluent management and concentrating valuable nutrients which are applied back to the fields. In 2019 we acquired two milk processing facilities which produce UHT and UP milk, milk powder and semi-hard cheese with flexibility to sell into both the domestic and export market based on relative profitability. During 2019 our facilities produced 69 million liters of fluid milk, over 1,500 tons of semi-hard cheese and over 7,700 tons of milk powder.

•
    All Other Segments business: Our all other segments business consists of leasing pasture land to cattle farmers in Argentina. We lease over 13,546 hectares of pasture land which is not suitable for crop production to third party cattle farmers.

The following table sets forth, for the periods indicated, certain data relating to our farming business:

	Year ended December 31,
	2019	2018	2017
Sales	(in thousands of $)
Crops (1)	166,446	155,418	197,222
Rice (2)	101,156	95,403	86,478
Dairy	83,822	29,710	37,523
All Other Segments (3)	3,931	1,770	1,336
Total	355,355	282,301	322,561

	Harvest year
	2018/2019	2017/2018	2016/2017
Production	(in tons)
Crops (tons) (4)	652,169	685,657	652,201
Rice (tons) (5)	239,779	276,693	234,831
Total	891,948	962,350	887,032

	Year Ended December 31
	2019	2018	2017
Dairy (thousands of liters) (6)	120,069	101,300	93,168

	Harvest year
	2019/20	2018/2019	2017/2018	2016/2017
Planted Area	(in hectares, including second harvest)
Crops (7)	194,518	191,635	192,438	190,325
Rice	41,544	39,308	40,289	39,728
________________________________________________________________________________________________

(1)	Includes soybeans, corn, wheat, sunflower and cotton, among others.

(2)	Sales of processed rice, including rough rice purchased from third parties and processed in our facilities.

(3)
All Other Segments encompasses our remaining interests in the beef Cattle and Coffee businesses. Our beef cattle business consists of over 55 thousand hectares of pasture land that is not suitable for crop production and as a result is leased to third parties for cattle grazing activities.

(4)	Crop production does not include 212,650 tons, 120,221tons and 155,300 tons, of forage produced in the 2018/2019, 2017/2018 and 2016/2017 harvest years, respectively.

(5)	Expressed in tons of rough rice produced on owned and leased farms. As of December 31, 2019, the 2019/20 harvest year of rice harvest had not begun.

(6)	Raw milk produced at our dairy farms.

(7)	Includes 5,828 hectares, 6,010 hectares, and 5,177 hectares, used for the production of forage during the 2018/2019, 2017/2018 and 2016/2017 harvest years, respectively.

2.    Sugar, Ethanol and Energy Business: We cultivate and harvest sugarcane that is processed in our own mills to produce sugar, ethanol and energy. As of December 31, 2019, our total sugarcane plantation consisted of 166,041 hectares, planted over both owned and leased land. We currently own and operate three sugar and ethanol mills, UMA, Angélica and Ivinhema, with a total crushing capacity of 14.2(1) million tons of sugarcane per year as of December 31, 2019. UMA is a small but efficient mill located in the state of Minas Gerais, Brazil, with a sugarcane crushing capacity of 1.2(2) million tons per year, full cogeneration capacity and an associated sugar brand with strong presence in the regional retail market (Açúcar Monte Alegre). We plant and harvest 99.7% of the sugarcane milled at UMA, with the remaining 0.3% acquired from third parties. Angélica and Ivinhema are two new, modern mills, which we built in the state of Mato Grosso do Sul, Brazil, with current sugarcane crushing capacities of 5.6(3) and 7.4(4) million tons per year, respectively. Both mills are located 45 km apart, and form a cluster surrounded by one large sugarcane plantation. Angelica and Ivinhema are equipped with high pressure steam boilers and turbo-generators with the capacity to use all the sugarcane bagasse by-product to generate electricity. Approximately 28% of the electricity generated is used to power the mill and the excess electricity is sold to the local power grid, resulting in the mills having full cogeneration capacity.
For the year ended December 31, 2019, we crushed 10.8 million tons of sugarcane. Our mills produce both sugar and ethanol, and accordingly, we have some flexibility to adjust our production (within certain capacity limits that generally vary between 40% and 80%) between sugar and ethanol, to take advantage of more favorable market demand and prices at given points in time. For the year ended December 31, 2019 we produced 213,256 tons of sugar and 756,494 cubic meters of ethanol.
As of December 31, 2019, our overall sugarcane plantation consisted of 166,041 hectares of sugarcane in the states of Mato Grosso do Sul and Minas Gerais, Brazil, of which 13,291 hectares of sugarcane were planted on owned land, and 152,750 hectares were planted on land leased from third parties under long term agreements.

(1) Assuming an average of 5,569 hours
(2) Assuming an average of 4,800 hours
(3) Assuming an average of 5,333 hours
(4) Assuming an average of 5,920 hours

The following table sets forth, for the periods indicated, certain data relating to our sugar, ethanol and energy business:

	Year Ended December 31,
	2019	2018	2017
Sales	(in thousands of $)
Sugar	97,710	128,377	305,688
Ethanol	373,847	324,661	241,650
Energy	59,652	57,797	62,218
Other	574	103	1,063
Total	531,783	510,938	610,619

	Year Ended December 31,
Production	2019	2018	2017
Sugar (tons)	213,256	344,137	567,068
Ethanol (cubic meters)	756,494	675,001	434,015
Energy (MWh exported)	853,139	705,539	712,425

	Year Ended December 31,
Other Metrics	2019	2018	2017
Sugarcane milled (% owned)	96%	95%	89%
Sugarcane crushing capacity (millions of tons)	14.2	12.3	12.3
% Mechanized harvesting operations - Consolidated	98%	99%	98%
% Mechanized harvesting operations - Cluster	100%	100%	100%

3.    Land Transformation Business: We acquire farmlands we believe are undeveloped or underutilized and, by implementing cutting-edge production technology and agricultural best practices, transform the land to be suitable for more productive uses, enhance yields and increase the value of the land. During the seventeen-year period since our inception, we have effectively put into production 171,000 hectares of land that were previously undeveloped or undermanaged. During 2019, we continued the transformation process of over 132,936 hectares we own. We realize and capture land transformation value through the strategic disposition of assets that have reached full development potential. We believe that the rotation of our land portfolio allows us to re-allocate capital efficiently, maximizing our return on invested capital. Our current owned land portfolio consists of 225,630 hectares, distributed throughout our operating regions as follows: 93% in Argentina, 6% in Brazil, and 1% in Uruguay. During the last thirteen years, we sold 23 of our fully mature farms, generating capital gains of approximately $240 million.
We promote sustainable land use through our land transformation activities, which seek to promote environmentally responsible agricultural production and a balance between production and ecosystem preservation. We do not operate in heavily wooded areas or wetland areas.
From time to time, the company seeks to recycle its capital by disposing of a portion of its fully developed farms. This allows the company to monetize the capital gains generated by its land transformation activities and allocate its capital to acquire land with higher transformation potential or to deploy it in other businesses, thereby enhancing the return on invested capital. Please see also ““Item 3. Key Information-D. Risk Factors —Risks Related to Argentina — Recent Changes in Argentine law concerning foreign ownership of rural properties may adversely affect our results of operations and future investments in rural properties in Argentina” and “-Risks Related to Brazil- Recent changes in Brazilian rules concerning foreign investment in rural properties may adversely affect our investments.”

The following table sets forth, for the periods indicated, certain data relating to our land transformation business:

	Year Ended December 31,
	2019	2018	2017
Undeveloped/Undermanaged land put into production (hectares)	—	508	1,065
Ongoing transformation of croppable land (hectares)	132,936	132,936	132,428
Number of farm sold	1	2	—
Hectares sold	6,082	9,300	—
Capital gains from the sale of land ($ thousands) (1)	9,376	36,227	—
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

•
    Our dairy operation is situated in the Argentine humid pampas region, where cow feed (grains, oilseeds and forage) is efficiently and abundantly produced at a low cost and climate and sanitary conditions are optimal for cow comfort, which enhances productivity, cow reproduction rates and milk quality. Additionally we recently acquired two milk processing facilities strategically located. Our Morteros facility is located in the northeast of Córdoba province, an important milk production basin in Argentina. Our Chivilcoy facility is situated north of Buenos Aires province, approximately 250km away from Adecoagro’s freestalls and 160 km from Buenos Aires, the country’s main consumption market.

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

•
    In our farming business, we use “no-till” technology as the cornerstone of our crop production and have been able to implement this technique in areas within our production regions where it had not been used before. Furthermore, we also utilize crop rotation, second harvests, integrated pest management, balanced fertilization, water management and mechanization. Additionally, we use the innovative silo bag storage method, utilizing large polyethylene bags with a capacity of 180-200 tons which can be left on the field for 12 months, resulting in low-cost, scalable and flexible storage on the field during harvest, which we believe allows us to expand our crop storage capacity at a low cost, generate important logistic and freight savings by moving our production in the off-season when freight fares are lower, and time the entry of our production into the market at optimal price points. See “ —Operations and Principal Activities-Farming-Storage and Conditioning.”

•
    In our dairy business, we believe that we were the first company in South America to implement the “free-stall” production system, resulting in more efficient conversion of feed to raw milk and higher production rates per cow compared to our peers in the region.

•
    In our sugar, ethanol and energy business, our sugarcane cluster, constituted by the Ivinhema and Angélica mills (i) has a highly mechanized planting and harvesting operation, which has increased our sugarcane production, reduced our operating costs and contributed to environmental sustainability by eliminating the need to burn the sugarcane before harvest; (ii) has the capacity to use all the bagasse (a by-product of the sugar and ethanol production process) that is produced, with almost no incremental cost, to cogenerate 216 MW y of clean and renewable energy; (iii) has the capacity of processing 55,200 tons of sugarcane per day and (iv) has the ability to recycle by-products such as filter cake and vinasse by using them as fertilizers in our sugarcane fields, as well as recycling water and other effluents, generating important savings in input costs and protecting the environment.

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

•
    Expertise in acquiring farmland with transformation and appreciation potential. Since our inception in 2002, we have executed transactions for the purchase and disposition of land for over $740 million and sold close to 97,500 hectares of developed land, generating capital gains of approximately $240 million. We believe we have a superior track record and have positioned ourselves as a key player in the land business in South America. Our business development team has gained extensive expertise in evaluating and acquiring farmland throughout South America and has a solid understanding of the productivity potential of each region and of the potential for land transformation and appreciation. To date, we have analyzed over 11 million hectares of farmland spread throughout the regions in which we operate and other productive regions in the world. We have developed a methodology to assess farmland and to appraise its potential value with a high degree of accuracy and efficiency by using information generated through sophisticated technology, including satellite images, rain and temperature records, soil analyses, and topography and drainage maps. Our management team has gained extensive experience in transforming and maximizing the appreciation potential of our land portfolio through the implementation of our agribusiness techniques described above. We also have an extensive track record of rotating our asset portfolio to generate capital gains and monetize the transformation and appreciation generated through our land transformation activities and agricultural operations.

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

◦Dairy business: Free-stall #4 is currently under construction and we are completing the population of free-stall #3. As of the day of this report, we are operating at 85% of total capacity, targeting operations at full capacity by the end of 2020. We are advancing well in growing and securing corn silage to feed additional cows. As for the bio-digester, we already stabilized energy production generating attractive results.
Additionally, on February 2019, we completed the acquisition of two milk processing facilities from SanCor Cooperativas Unidas Limitadas. Both plants are well equipped and strategically located. The facility located in the city of Morteros, Province of Cordoba, is at the center of Argentina´s largest dairy basin and has a total processing capacity of 850 thousand liters per day aimed at producing powder milk and cheese for the export market. The facility located in Chivilcoy, Province of Buenos Aires, is halfway between our dairy free-stalls facilities and the City of Buenos Aires, the largest fluid dairy market. The total processing capacity of this facility is 925 thousand liters per day aimed at producing mostly fluid milk. (See " – Our Company)." These acquisitions are part of our long term growth strategy, consistent with our strategy for our rice, sugar, ethanol, and energy businesses. We believe that being vertically integrated has allowed us to control the supply chain, which has in turn enhanced efficiencies and increased margins. Also, this transaction provides us with the flexibility to sell into the export and domestic markets, based on relative profitability with a view to generate attractive returns.

◦Rice business: We completed investments in the segment, allowing us to improve our rice processing and distribution capabilities, and increase the value of main by-products.

◦Crops: On February 2019 we seized the opportunity to vertically integrate our peanuts operations through the acquisition of a state-of-the-art peanut processing facility located in the province of Córdoba, Argentina. The plant is equipped with high-performance equipment allowing it to operate at a shelling capacity of 80 thousand tons per year (380 tons per day), a blanching capacity of 115 tons per day, a storage capacity of 60 thousand tons of inshell and 7 thousand tons of finished product (4 thousand of which are under cold storage), and it has a drying capacity of 1,250 tons per day (at a 14% input moisture). The plant has been granted all the necessary certifications and permits allowing us to satisfy demand in selective global markets which pay a premium for Argentine peanut because of its superior quality. Our increased focus in the segment, along with the plant acquisition will allow us to reduce costs by (i) saving in tolling and brokerage fees, (ii) consolidating and exporting our production from our on-site customs, and (iii) having access to land at competitive prices by managing crop rotation ourselves, among others.

•
    Consolidate our sugar and ethanol cluster in the state of Mato Grosso do Sul, Brazil. Our main strategy for our sugar and ethanol business is to consolidate our cluster in Mato Grosso do Sul, Brazil, by ramping up production in our Ivinhema and Angelica mills, which as of December 2019 reached a nominal capacity of 14.2 million tons per year. See “ —Sugar, Ethanol and Energy-Our Mills.” The consolidation of the cluster will generate important synergies, operating efficiencies and economies of scale such as (i) a reduction in the average distance from the sugarcane fields to the mills, generating important savings in sugarcane transportation expenses; (ii) one centralized management team, reducing total administration cost per ton of sugarcane milled; and (iii) a large sugarcane plantation supplying two mills, allowing for non-stop harvesting. We believe that our sugarcane cluster in Mato Grosso do Sul will allow us to become one of the most efficient and low cost producers of sugar, ethanol and energy in Brazil. Additionally, we plan to continue to monitor closely the Brazilian sugar and ethanol industries and may pursue selective acquisitions that provide opportunities to increase our economies of scale, operating synergies and profitability.

After reaching full capacity, our operating teams have been focused on finding ways to continue maximizing efficiency and generating additional synergies and cost dilution. In this process, our teams have identified certain bottlenecks in our industrial operations that may be removed with minimal investments which will allow us to increase crushing volumes per hour and total capacity per year. We are engaged in an organic growth project to increase the nominal crushing capacity by 30%. The project consists of two phases:

- Phase 1 is complete. It consisted in expanding Angelica’s crushing capacity by 0.9 million tons. Crushing capacity was expanded by 150 tons/hour by installing larger mill rollers in the first mill, and expanding the sugar centrifugation and ethanol filtration processes.

- Phase 2 is complete. It consisted in expanding Ivinhema’s capacity by 2.1 million tons (400 tons/hour), and it was finished during 2019. This was achieved by installing a new mill (#6) expanding the sugarcane reception, juice treatment and sugar factory. Crushing will grow gradually and reach full capacity in 2023.

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

Operations and Principal Activities

Farming Business
Our Farming business line is divided into three main reportable operating businesses, namely crops, rice and dairy. We conduct our farming operations primarily on our own land and, to a lesser extent, on land leased from third parties. During harvest year 2018/2019 our farming operations were conducted on a total of 220,769 hectares of land, of which we own 107,681 hectares (excluding sugarcane farms), 26,781 hectares were second crop area, and we leased the remaining 86,307 hectares from third parties. The following table sets forth our production volumes for each of our farming business lines.

	Harvest Year
	2018/2019	2017/2018	2016/2017
Production	(in tons)
Crops (tons) (1)	652,169	685,657	652,201
Rice (tons) (2)	239,779	276,693	234,831
Total	891,948	962,350	887,032

	Year Ended December 31,
	2019	2018	2017
Dairy (thousands of liters)(3)	120,069	101,300	93,168
________________________________________________________________________________________________

(1)
As of the date of this annual report, the harvest of soybean, corn, sunflower, cotton and rice pertaining to the 2018/2019 harvest year is ongoing. The only crop which has been almost fully harvested in the current 2019/20 harvest year is wheat, with a total production of 71,644 tons. Crop production does not include 212,650 tons, 120,221tons and 155,300 tons, of forage produced in the 2018/2019, 2017/2018 and 2016/2017 harvest years, respectively.

(2)	Expressed in tons of rough rice.

(3)	Raw milk produced.

Crops Business (Grains, Oilseeds and Cotton)
Our agricultural production is mainly based on planting, growing and harvesting crops over our owned croppable area. During the 2018/2019 harvest year, we planted crops over a total area of approximately 191,635 hectares, including our owned land, land leased from third parties and hectares planted in second harvests. During mid 2019 we began the planting of crops pertaining to the 2019/2020 harvest year, which will be concluded during the first quarter of 2020, with a total planted area of 196,950 hectares, of which so far we have planted 194,518. Our main products include soybean, corn, wheat, sunflower, peanut and cotton. Other products, such as sorghum and barley, among others, are sown occasionally and represent only a small percentage of total sown land.
The following table sets forth, for the harvest years indicated, the planted hectares for our main products:

	Harvest Year
	2018/2019	2017/2018	2016/2017
Product Area(5)	—
Soybean (1)	73,310	81,269	84,434
Corn (2)	47,668	56,741	47,157
Wheat (3)	40,210	36,533	38,009
Sunflower	3,825	2,869	5,413
Cotton	5,316	3,132	2,640
Peanut	15,478	9,375	9,475
Forage (4)	5,828	2,589	5,177
Total	191,635	192,508	192,305
________________________________________________________________________________________________
(1) Includes soybean first crop and second crop planted area.
(2) Includes sorghum and chia.
(3) Includes barley crop.
(4) Forage includes corn silage, wheat silage and sorghum used for cow feed in our dairy operation.
(5) As of December 31, 2019.
 The following table sets forth, for the harvest years indicated, the production volumes for our main products

	Harvest Year
	2019/2020	2018/2019	2017/2018	2016/2017
Crop Production(1)	(In tons)
Soybeans (2)	—	187,226	171,392	206,437
Corn (2)	13,679	292,698	258,054	255,940
Wheat	32,799	114,809	78,640	115,173
Sunflower (2)	5,384	5,937	5,181	10,112
Cotton lint (2)	—	653	523	159
Peanut (2)	—	47,785	19,901	15,757
Total (2)	51,862	649,108	533,691	603,578
________________________________________________________________________________________________

(1) Does not include 212,650 tons, 120,221 and 155,300 tons of forage produced in the 2018/2019,2017/2018, and 2016/2017, harvest years respectively.
(2) As of the date of this annual report, the harvest of soybean, corn, sunflower and cotton pertaining to the 2019/2020 harvest year is ongoing. The only crop which has been fully harvested is wheat.

The following table below sets forth, for the periods indicated, the sales for our main products:

	Year Ended December 31,
	2019	2018	2017
Sales	(In thousands of $)
Soybeans	46,386	84,217	85,527
Corn (1)	60,617	36,575	86,238
Wheat (2)	20,318	32,706	16,723
Sunflower	8,430	1,598	420
Peanut	28,876	4,196	3,163
Other crops (3)	4,311	5,246	5,151
Adjustments (4)	(2,492)	(9,120)	—
Total	166,446	155,418	197,222
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
We grow soybeans in Argentina and Uruguay. In the 2016/2017 harvest year, we planted a total area of 84,434 hectares of soybean, producing a total of 206,437 tons representing 46% of our total crop planted area that year, and 35% of our total crop production. In the 2017/2018 harvest year, we planted a total area of 81,269 hectares of soybean, producing a total of 171,392 tons representing 42% of our total crop planted area that year, and 29% of our total crop production. In the 2018/2019 harvest year, we planted a total area of 73,310 hectares of soybean, producing a total of 187,226 tons representing 38% of our total crop planted area that year, and 29% of our total crop production.
Soybeans comprised, 9.2%, 10.2%, and 5.1% of our total consolidated sales in 2017, 2018, and 2019 respectively

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
We grow corn in Argentina and Uruguay. In the 2016/2017 harvest year, we planted a total area of approximately 47,157 hectares of corn, including the second harvest, producing a total of 255,940 tons of corn representing 28% of our total planted area that year, and 42% of our total crop production. In the 2017/2018 harvest year, we planted a total area of approximately 56,741 hectares of corn, including the second harvest, producing a total of 258,054 tons of corn representing 30% of our total planted area that year, and 30% of our total crop production. In the 2018/2019 harvest year, we planted a total area of approximately

47,668 hectares of corn, including the second harvest, producing a total of 292,698 tons of corn representing 25% of our total planted area that year, and 45% of our total crop production. In the current 2019/2020 harvest year, we planted a total area of approximately 61,233 hectares of wheat, producing a total of 13,679 tons of corn.
Corn comprised 9.2% of our consolidated sales in 2017, 4.8% of our consolidated sales in 2018, and 6.9% of our consolidated sales in 2019.

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
In the 2016/2017 harvest year, we planted a total area of approximately 38,009 hectares of wheat, producing a total of 115,173 tons of wheat. In the 2017/2018 harvest year, we planted a total area of approximately 36,533 hectares of wheat, producing a total of 78,640 tons of wheat. In the 2018/2019 harvest year, we planted a total area of approximately 40,210 hectares of wheat, producing a total of 114,809 tons of wheat. In the current 2019/2020 harvest year, we planted a total area of approximately 32,9255 hectares of wheat, producing a total of 32,799 tons of wheat.
Wheat comprised 1.8% of our total consolidated sales in 2017, 4.1% of our total consolidated sales in 2018, and 2.3% of our total consolidated sales in 2019.
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
We grow sunflower in Argentina and Uruguay. In the 2016/2017 harvest year, we planted a total area of approximately 5,413 hectares of sunflower producing a total of 10,112 tons of sunflower representing 3% of our total crop planted area that year, and 2% of our total crop production. In the 2017/2018 harvest year, we planted a total area of approximately 2,869 hectares of sunflower producing a total of 5,181 tons of sunflower representing 1.5% of our total crop planted area that year, and 1% of our total crop production. In the 2018/2019 harvest year, we planted a total area of approximately 3,825 hectares of sunflower producing a total of 5,937 tons of sunflower representing 2% of our total crop planted area that year, and 1% of our total crop production. In the current 2019/2020 harvest year, we planted a total area of approximately 6,818 hectares of wheat, producing a total of 5,384 tons of sunflower.
Sunflower comprised 0.3% of our total consolidated sales in 2017, 0.2% in 2018, and 1.0% in 2019.

Peanut
Peanut is a summer legume which has its harvesting process divided in two stages: (1) digging, which implies loosening the plant, cutting the taproot and inverting the plant; and (2) combining which means separating the pods from the vines. Planting activities begin in October and approximately 150 days after planting, digging activities take place. In Argentina all the peanut grown is high oleic. Córdoba province is Argentina's largest peanut production area due to its optimal agroclimatic conditions, which have led many processing industries to install there.
Argentina is positioned among the most important players in the production and export of this crop, with high technological levels both in terms of production as well as processing. Argentina exports more than 90% of the peanuts it produces and its main market is the European Union, followed by Russia and Latin America. Its main competitors are USA, Brazil and China. We grow peanut in the center region of Argentina . In the 2016/2017 harvest year, we planted a total area of approximately 9,475 hectares producing a total of 15,757 tons of peanut. In the 2017/2018 harvest year, we planted a total area of approximately 9,375 hectares of peanut producing a total of 19,901 tons of peanut, representing 1.6% of our total planted crop area that year, and 0.02% of our total crop production. In the 2018/2019 harvest year, we planted a total area of approximately 15,478 hectares of peanut producing a total of 47,785 tons of peanut, representing 8% of our total planted crop area that year, and 7% of our total crop production.

Peanut comprised 0.0% of our total consolidated sales in 2017, 0.2% of our total consolidated sales in 2018 and 3.3% of our total consolidated sales in 2019.
In February 2019 we completed the acquisition of a peanut processing facility equipped with cutting-edge technology, which has been granted all the necessary certifications and export permits. This transaction is in line with our strategy to grow our peanut business as it will enable us to control processing activities and develop direct and long term relations with different customers around the world.

Forages
In addition to the above mentioned crops, we are engaged in the production of forage in Argentina, including corn silage, wheat silage and sorghum silage. We use forage as cow feed in our dairy operation. During the 2018/2019 harvest year, we planted 5,828 hectares of forage and produced 212,650 tons of forage.

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
The following table sets forth, for the harvest years indicated, the total number of planted rice hectares we owned and leased as well as the overall rough rice we produced:

	Harvest Year
Rice Product Area & Production	2019/2020	2018/2019	2017/2018	2016/2017
Owned planted area (hectares)	39,162	37,608	38,589	38,028
Leased planted area (hectares)	2,382	1,700	1,700	1,700
Total rice planted (hectares)	41,544	39,308	40,289	39,728
Rough rice production (tons) (1)	223,045	239,779	276,693	234,831

(1) As of the date of this annual report, the harvest of rice pertaining to the 2019/2020 harvest year is ongoing.

We grow rice on four farms we own and two farms we lease, all located in Argentina. In the 2017/2018 harvest year, we planted a total area of approximately 40,289 hectares of rice, producing a total of 276,693 tons, representing 17% of our total planted area that year, and 34% of our total farming production. In the 2018/2019 harvest year, we planted a total area of approximately 39,308 hectares of rice, producing a total of 239,779 tons, representing 17% of our total planted area that year, and 21% of our total farming production. In the current 2019/2020 harvest year, we planted a total of 41,544 hectares of rice, which have not been fully harvested as of the date of this report.

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
The main objective of the milling process is to remove the husk and the bran, preserving the quality of the whole grain. Although the process is highly automated and uses advanced technology, some rice grains are broken in the process. The percentage of broken rice depends on a number of factors such as the crop development cycle at the farm, the variety of the grain, the handling and the industrial process. Average processing of rough rice results in 58.5% white rice, 13.0% broken rice and 20.0% rice husk and 8.5% bran which is sold for use as cattle feed or floor bedding in the poultry business.

	Year Ended December 31,
	2019	2018	2017
Processed Rice Production	(In tons)
Rough rice processed — own	250,427	266,078	208,292
Rough rice processed — third party	24,920	10,615	33,282
Total rough rice processed	275,347	276,693	241,574

	Year Ended December 31,
	2019	2018	2017
Processed Rice Sales	(In thousand of $)
Total Sales	101,156	95,403	86,478
Rice comprised 9.3% of our total consolidated sales in 2017, 12.0% in 2018 and 11.4% in 2019.

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

Dairy Business
We conduct our dairy operation in our farms located in the Argentine humid pampas region. This region is one of the best places in the world for producing raw milk at a low cost, due to the availability of grains and forages produced efficiently and at low cost, and favorable weather for cow comfort and productivity. Our dairy operation consists of three free-stall dairy facilities with a current occupancy of 9,066 milking cows and a total capacity of 10,800.
The following table sets forth, for the periods indicated below, the total number of our dairy cows, average daily milk production per cow and our total milk production:

	Year Ended December 31,
Dairy Herd & Production	2019	2018	2017
Total dairy herd (head)	9,066	7,581	8,043
Average milking cows	9,066	7,581	6,967
Average daily production (liters per cow)	36.3	36.6	36.6
Total production (thousands of liters)	120,069	101,300	93,168

	Year Ended December 31
Dairy Sales	2019	2018	2017
	(In thousands of $)
Sales	83,822	29,710	37,521

As of December 31, 2019, 2018 and 2017, we owned a dairy herd of 8,043, 7,947 and 7,701 head, respectively, including 6,967, 6,880 and 6,658 milking cows, respectively.
Dairy comprised 4.0% of our total consolidated sales in 2017, 3.7% for 2018 and 9.4% for 2019 respectively.
Our free-stall dairies #1, #2 and #3 are fully ramped-up and delivering high productivity levels. We will complete construction of free-stall #4 during 2020, and we plan to invest $7.7 million over the next three years to populate it and conclude the development of the business. We expect that this investment will allow us to double our production capacity, reaching over 185 million liters of fluid milk per year and over 14 thousand total milking cows. We believe this investment is a unique opportunity to leverage on Argentina’s competitive advantages in transforming vegetable protein into milk protein, on our operational expertise and on the positive outlook for global and local milk prices.
We currently own two milk processing facilities which had been acquired from SanCor Cooperativas Unidas Limitadas on February 2019, in addition to “Las 3 Niñas” and “Angelita” trademarks, both of which are well-known in Argentina and represent a solid commercialization vehicle for retail and consumer dairy products. Our milk facilities produce UHT and UP milk, powder milk and semi-hard cheese, among others. Our facilities have a total reception capacity 2.3 million liters per day and a processing capacity of 1.7 million liters of raw milk per day. We completed 2019 with 182.3 million liters of raw milk processed.
Chivilcoy industrial facility is located in the city of Chivilcoy, Province of Buenos Aires, and is primarily focused on fluid milk production for the domestic market. It has a processing capacity of 925 thousand liters per day. This facility has a milk reception capacity of 800 thousand liters per day, which can be used to produce UHT, UP milk or yogurt (after additional investments), of which UHT accounts for 600 thousand liters, UP 155 thousand and yogurt 170 thousand. We completed 2019 with over 78 million liters of raw milk processed in Chivilcoy facility.
Morteros industrial facility is located in the city of Morteros, Province of Córdoba, and produces powder milk and semi-hard cheese mainly for the export market. Morteros plant has a processing capacity of 850 thousand liters per day, 550 thousand correspond to milk powder and the balance to cheese. This facility has a milk reception capacity of 1.5 million liters per day, of which 360 thousand correspond to raw milk, 930 thousand to powder milk and 240 to cheese. We concluded 2019 with over 104.0 million liters of raw milk processed in Morteros facility.

Dairy Production Process

We wean calves during the 24 hours subsequent to birth and during the next 60 days raise them on pasteurized milk and high protein meal. Male calves are fed concentrates and hay for an additional 3 months in the farm before they are sent to our feedlot or to third party feedlots to be fattened for sale. Young heifers remain in open corrals during the next 13 months where they are fed with concentrates and forage until they are ready for breeding. Calving occurs nine months later. Heifers are subsequently milked for an average of 320 days. Dairy cows are once again inseminated during the 42- to 90-day period following calving. This process is repeated once a year for a period of three or four years. The pregnancy rate for our herd is between 85% and 90% per year.

Each cow in our dairy herd is mechanically milked three times a day. The milk obtained is cooled to less than four degrees centigrade in order to preserve its quality and is then stored in a tank. Milk is delivered mainly to our processing facilities and the balance is sold to large third party milk processing facilities on a daily basis by tank trucks. We feed our dairy cows mainly with corn and alfalfa silages, some grass and corn grain, supplemented as needed with soybean by-products, hay, vitamins and minerals.

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

In 2007, we began the construction of an advanced “free-stall” dairy in Argentina, and started operating in March 2008. This technology allows large- scale milk production at increased efficiency levels. Our free-stall dairy model consists of 3,500 cows confined inside a large barn where they are free to move within the indoor corrals. We feed our cows specific protein rich diets composed of corn grain and silage and milk them three times a day, using a milking mechanism consisting of an 80-cow rotary platform, which milks an average of 400 cows per hour. Having proved the success of our model we built two additional free-stall facilities. Construction of free-stall #2 started in 2011 and operations began in August 2012, while construction of free-stall #3 began in 2018 and operations in 2019. Lastly, we decided to start the construction of free-stall #4 which will be finished in 2020.

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

During October, 2017 we completed the construction of our first bio-digester. This facility enhances the sustainability of our free-stall dairy operation by reducing greenhouse gas emissions, improving the effluent management and concentrating valuable nutrients which are applied back to the fields. It generates electricity by burning biogas extracted from the effluents produced by our seven thousand milking cows. On November 3, 2017, we began generating and delivering 1.4 MW of electricity to the local power grid. In addition of enchance in the sustainability of our diary operation, it increases revenues and secures our energy requirements.

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

We currently own 55,288 hectares of cattle grazing land located in the Argentine provinces of Corrientes, Santa Fe and Buenos Aires. In 2019, we entered into new lease agreements with third party cattle farmers for a total area of 13,546 hectares.

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

Set forth below is our storage capacity as of December 31, 2019:

Storage Capacity	Nominal
Crops (tons) (1)	38,740
Rice (tons)	120,000
Dairy (liters) (2)	5,823,000
(1) Does not include 60 thousand tons of inshell and 7 thousand tons of finished product corresponding to the peanut processing facility.
(2) Morteros facility accounts for 1.6 million liters of fluid milk while Chivilcoy accounts for 4.2 million liters of fluid milk.

In addition, we use silo bags to increase our storage capacity at low cost. Silo bags are an efficient low-cost method for grain storage. As crops are harvested, they are placed inside large polyethylene bags that can be left in the fields for approximately 12 months without damaging the grain. Each silo bag can hold up to 180 to 200 tons of product, depending on the type of grain. During the 2018/2019 harvest year, we stored approximately 50% of our grain production through silo bags.

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

Set forth below is our drying capacity as of December 31, 2019:

Drying Capacity	Nominal
Crops (tons/day) (1)	8,640
Rice (tons/day)	6,300
 (1) Does not include 1,250 tons per day of peanut corresponding to the peanut processing facility

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

Soybeans:
Our soybean crop is sold to local companies and is ultimately exported or diverted to the crushing industry. Approximately 52% of the soybean crop was hedged pre-harvest, by forward sales and sales in the futures markets. Harvest and post-harvest sales are a function of the export market versus local premiums paid by crushers (oil, meal and biodiesel) and logistics considerations. Our five largest customers comprised approximately 79% of our sales in the year ended December 31, 2019. In Argentina, the applicable export tax rate on soybeans May-20 is 33%. There are no export taxes in Brazil and Uruguay.

Corn:
Our production is mainly destined to the export market. Our five largest customers comprised approximately 67% of our sales in the year ended December 31, 2019.

Wheat:
Our wheat production is mainly destined to export industry. Quality segregation allows us to negotiate premiums with the millers and export market. Brazil is the main importer of Argentine wheat. Our five largest customers comprised approximately 79% of our sales in the year ended December 31, 2019.

Sunflower:
Our sunflower production from Argentina is sold to local companies. Sales are made pursuant by production agreements of sunflower for confectionary, high oil content sunflower and seed. Our two largest customers comprised 100% of our sales in the year ended December 31, 2019.

Peanut:
Approximately 90% of our peanut production is exported. Our ten largest customers comprised approximately 65% of our sales in the year ended December 31, 2019, while the European Union was the destination for over 90% of our sales. In Argentina, the applicable export tax rate on peanuts May-20 is 7%.

Cotton:
We typically make pre-harvest sales of cotton fiber produced in Argentina into the export market. Sales for the textile industry are based on domestic demand and premiums. Our two largest customers comprised approximately 100% of our sales in the year ended December 31, 2019. Cotton seed is sold in the domestic market to meet feed demand.

We sell manufactured and agricultural products to a large base of customers. The type and class of customers may differ depending on our business segments, regions and some logistics issues that are very important in our decision making, For the year ended December 31, 2019 more than 85% of our sales of crops were sold to 10 well-known customers, both multinational or local. Of these customers, the first three cases represented almost 58% of our sales and the remaining ten represented approximately 27% of our net sales in the course of that year.

Rice:

Rough rice is available for sale commencing after the harvest of each year. White rice availability is based on our milling capacity. 70% of our total rice production is sold into the export market, with the remainder sold in Argentina in the retail market. We export approximately 10% of our exported volume to the Middle East, 90% balance to other Latin American countries, Central  America, Europe and Africa. We sell approximately 30% of our rice in the Argentine retail market through two brands we own that have a 18% market share. Local rice prices are driven by regional supply demand and other world export prices. Our five largest customers for rice comprised approximately 50% of our sales in the year ended December 31, 2019.

Dairy:

During 2019, 77% of our raw milk production was destined to our processing facilities while the majority of the balance was sold to one dairy producer. We negotiate the price of raw milk on a monthly basis in accordance with domestic supply and demand. The price of the milk we sell is mainly based on the percentage of fat and protein that it contains and the temperature at which it is cooled. The price we obtain for our milk also rises or falls based on the content of bacteria and somatic cells. In less than a year since beginning of operations, we became one of the top ten dairy processors in Argentina, considering our free-stall production of about 350 thousand liters per day and the raw milk we source from 131 farmers (112 in Morteros and 19 in Chivilcoy)

Sugar, Ethanol and Energy Business

Sugarcane

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

Synergies: The main raw material used in the production of electricity in sugar mills is bagasse, which is a by-product of the sugarcane milling process, allowing for a renewable source of co-generated electricity.

Sugarcane is a tropical grass that grows best in locations with stable, warm temperatures and high humidity, although cold and dry winters are an important factor for the sucrose concentration of sugarcane. The climate and topography of the center-south region of Brazil is ideal for the cultivation of sugarcane and accounts for approximately 85% of Brazil’s sugarcane production.

As of December 31, 2019, our sugarcane plantations consisted of 166,041 hectares of sugarcane planted in the center-south region of Brazil. Approximately 94% of our sugarcane is planted over land leased through agricultural partnerships. Under these agreements, our partners lease land to us for periods of between one and two sugarcane cycles, equivalent to periods of between 10 to 12 years, on which we cultivate the sugarcane. Lease payments are based on the market value of the sugarcane set forth by the regulations of the State of Sao Paulo Sugarcane, Sugar and Alcohol Growers Counsel (Conselho dos Produtores de Cana-de-Açúcar, Açúcar e Álcool do Estado de Sao Paulo, or “Consecana”). We planted and harvested approximately 96%of the total sugarcane we milled during 2019, with the remaining 4.0% purchased directly from third parties at prices also determined by the Consecana system, based on the sucrose content of the cane and the prices of sugar and ethanol. The following table sets forth a breakdown during the time periods indicated of the amount of sugarcane we milled that was grown on our owned and leased land or purchased from third parties:

	Year Ended December 31,
	2019	2018	2017
	(In tons)
Grown on our owned and leased land	10,411,801	10,748,091	9,068,844
Purchased from third parties	433,335	611,112	1,172,959
Total	10,845,136	11,359,204	10,241,803

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
Since the beginning of the 2016/17 harvest year we implemented a “non-stop” or “continuous harvest”. This means that we will harvest and crush sugarcane year-round, without stopping during the traditional off-season. This new strategy will allow us to increase annual sugarcane milling and sugar, ethanol and energy production by approximately 10%. Another benefit of the system is that we will be producing ethanol in the off-season, when market prices usually have a high premium to prices at harvest. In addition, cogeneration efficiency is related to harvested volumes and unrelated to TRS, enabling us to utilize our cogeneration potential during the whole year. Considering that approximately 87% of total costs are fixed, this model will result not only in higher revenues but also in the dilution of our fixed costs.
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

During the 2019 harvest, our mills harvested sugarcane with an average TRS content of 133 kg/ton and an average yield of 76 tons of sugarcane per hectare.

Once the sugarcane is harvested, it is transported to our mills for inspection and weighing. We utilize our own trucks and trailers for transportation purposes. The average transportation distance from the sugarcane fields to the mills is approximately 28 kilometers at UMA and 33 kilometers at Angélica and Ivinhema.

Our Sugar Mills

We currently own three sugar mills in Brazil, UMA, Angélica and Ivinhema. Our mills produce sugar, ethanol and energy, and have the flexibility to adjust the production mix between sugar and ethanol, to take advantage of more favorable market demand and prices at given points in time. As of December 31, 2019, our sugar mills had a total installed crushing capacity of 14.2 million tons of sugarcane, of which 13.0 million tons correspond to our sugarcane cluster in Mato Grosso do Sul, Brazil. As of December 31, 2019, we concluded the 2019 harvest crushing an aggregate volume of 10.8 million tons of sugarcane.

The Usina Monte Alegre mill (“UMA”) is located in the state of Minas Gerais, Brazil, and has a sugarcane crushing capacity of 1.2 million tons per year, full cogeneration capacity and an associated sugar brand with strong presence in the regional retail market (Açúcar Monte Alegre). We plant and harvest 99.7% of the sugarcane milled at UMA, with the remaining 0.3% acquired from third parties. On December 31, 2019, UMA concluded its harvest operations for the 2019 season, crushing 1.2 million tons of sugarcane.

Angélica is an advanced mill, completed in 2010 and located in the state of Mato Grosso do Sul, Brazil, with a total sugarcane crushing capacity of 5.6 million tons per year. The mill is equipped with two modern high pressure boilers and three turbo-generators with the capacity to generate approximately 96 MW of electricity through the use of sugarcane bagasse. The energy produced through this process is used to power the mill with an excess of 70MW available for sale to the power grid. Angélica has the flexibility to vary production between ethanol and sugar from 60% to 40% for either product.

During mid-2011, we started the construction of our third mill, Ivinhema, located in the state of Mato Grosso do Sul, approximately 45 kilometers south of our existing Angelica mill, in order to complete our planned sugarcane cluster in that region. The construction of the first phase of the Ivinhema mill was completed during the beginning of 2013 reaching 2.0 million tons of sugarcane crushing capacity, and milling operations commenced on April 25, 2013. During early 2014, we began the construction of the second phase of the Ivinhema, adding 3.7 million tons of additional nominal crushing capacity. The investment consisted on expanding the milling equipment, building a new fluidized bed boiler, two new electrical generators and expanding the sugar factory and ethanol distillery, as well as expanding the sugarcane plantation and agricultural machinery. The construction was completed during mid-2015. Ivinhema now has a total milling capacity of 7.4 million tons per year. The mill is equipped with state-of-the-art technology including full cogeneration capacity, flexibility to produce sugar and ethanol and fully mechanized agricultural operations. Ivinhema has capacity to produce up to 441,533 tons of sugar, 444,000 cubic meters of ethanol and 503,200 MWh of energy exports.

We have been undertaking an expansion project to increase nominal crushing capacity by 30% (See — Our Business Strategy).

Our Main Products

The following table sets forth a breakdown of our production volumes by product for the years indicated:

	Year Ended December 31,
	2019	2018	2017
Sugar (tons)	213,256	344,137	567,068
Ethanol (cubic meters)	756,494	675,001	434,015
Energy (MWh exported)	853,139	705,539	712,425

The following table sets forth our sales for each of the sugarcane by-products we produce for the years indicated:

	Year Ended December 31,
	2019	2018	2017
	(In thousands of $)
Sugar	97,710	128,377	305,688
Ethanol	373,847	324,661	241,650
Energy	59,652	57,797	62,218
Other	574	103	1,063
Total	531,783	510,938	610,619

Sugar

As of December 31, 2019 our sugar production capacity was approximately 3,940 tons per day which, in a normal year of 16,053 hours of milling, results in an annual sugar maximum production capacity of over 907,089 tons of sugar. The increased capacity is the result of enhanced operational efficiencies and minimum CapEx investments. In 2019, we produced 213,256 tons of sugar, compared to 344,137 tons of sugar in 2018 and 567,068 tons of sugar in 2017.

We produce two types of sugar: very high polarization (“VHP”) standard raw sugar and white crystal sugar. VHP sugar, a raw sugar with a minimum polarization of 99.00 degrees and a maximum polarization of 99.49 degrees of sucrose content, is similar to the type of sugar traded in major commodities exchanges, including the standard NY11 contract. The main difference between VHP sugar and NY11 raw sugar is the sugar content of VHP sugar, and it therefore commands a price premium over NY11 raw sugar. Crystal sugar is a non-refined white sugar (color 150 ICUMSA) produced directly from sugarcane juice.

Sugar sales comprised 32.8%, 16.2% and 11.0% of our total consolidated sales in 2017, 2018 and 2019, respectively.

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

Ethanol

As of December 2019, our ethanol production capacity was approximately 3,550 cubic meters per day which, in a normal year of 16,053 hours of milling, results in maximum annual production capacity of over 825,111 cubic meters of ethanol. The increased capacity is the result of enhanced operational efficiencies and minimum CapEx investments. In 2017 we produced 434,015 cubic meters of ethanol, compared to 675,001 cubic meters in 2018 and 756,494 cubic meters in 2019.

We produce and sell two different types of ethanol: hydrous ethanol and anhydrous ethanol (as further described in “-Production Process-Ethanol”). Ethanol sales comprised 25.9% of our total consolidated sales in 2017, 40.9% of our total consolidated sales in 2018 and 42.1% of our total consolidated sales in 2019.

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

Cogeneration

We generate electricity from sugarcane bagasse (the fiber portion of sugarcane that remains after the extraction of sugarcane juice) in our three mills located in Brazil. As of December 31, 2019, total installed cogeneration capacity reached 232MW, of which 167MW are available for resale to third parties after supplying our mills’ energy requirements. The ability to generate electricity from the by-product of the sugarcane crushing process on a large enough scale to fully power a mill with excess electricity being available is referred to as having full cogeneration capacity. Our three mills are duly licensed by the Agência Nacional de Energia Elétrica (“ANEEL”) to generate and sell electricity. During the year ended December 31, 2019, 2018 and 2017 we sold 994,367 MWh, 772,681 MWh and 860,814 MWh to the local electricity market, comprising 6.7%, 7.3%, and 6.7% of our consolidated sales respectively.

Cogeneration Production Process

Sugarcane is composed of water, fibers, sucrose and other sugars and minerals. When the sugarcane goes through the milling process, we separate the water, sugar and minerals from the fibers or sugarcane bagasse. Bagasse is an important sub-product of sugarcane, and it is used as fuel for the boilers in our mills. Sugarcane bagasse is burned in our state-of-the-art boilers to produce high pressure steam (67 atm) which is used in our high-efficiency turbo-generators to generate electricity to power our mills. The excess electricity, about 72% of production, is sold to the national power grid.

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

As of December 2019, our total installed cogeneration capacity at our cluster and UMA mill was 216MW and 16MW respectively, of which 155MW and 12MW are available to sell to the market.

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

Nominal Storage Capacity	Cluster	UMA	Total
Ethanol (cubic meters)	240,000	27,000	267,000
Sugar (tons)	110,000	24,900	134,900

Marketing, Sales and Distribution for the Sugar, Ethanol and Energy business

Sugar: We sell sugar both in the domestic and the international markets. The domestic sales are processed by our own brand called “Monte Alegre”, which is established in the state of Minas Gerais, Brazil, under which we sell traditional and organic sugar, allowing us to have a competitive advantage amongst our peers. Prices for the sugar we export are set in accordance with international market prices, which are in turn determined in accordance with the ICE # 11 futures contracts. For the fiscal period ended on December 31, 2019 our largest six customers in this segment comprised approximately 80% of our sales. The remaining 20% was dispersed among several customers.

Ethanol: Almost all of our ethanol sales are in the domestic Brazilian market given the increasing demand generated from the increase in flex-fuel vehicles in Brazil and better ethanol parity at the gas stations. Around 42% of our ethanol sales are made through formal agreements. The remaining volumes are sold through daily sale orders through specialized brokerage firms or directly with distribution companies and the prices for these transactions are set using the CEPEA/ESALQ hydrous ethanol index as a reference. Our largest eight customers by volume comprised approximately 78% of our sales in the period ended December 31, 2019.

Cogeneration:We also sell electricity co-generated at our sugar and ethanol mills to the grid. Sales are made to commercialization companies, in the spot market, to distributors and through government auctions in long- term contracts. Our largest six customers comprised 78% of our sales revenues in the period ended December 31, 2019.

The Brazilian energy agency, ANEEL, has organized yearly auctions for alternative energy and for renewable sources at favored rates. As a hedging strategy, we sell the electricity production of our mills through long-term contracts adjusted for inflation by reference to the National Index of Consumer Prices (“IPCA”).

In 2009, Angélica sold energy in a public auction carried out by Camara de Comercialização de Energia Elétrica (“CCEE”), Angélica entered into a 15-year agreement with CCEE for the sale of 87,600 MWh per year at a rate of R$285.08 per MWh (price for year 2019). In August 2010, Angélica participated in a public auction, whereupon Angélica entered into a second 15-year agreement with CCEE starting in 2011, for the sale of 131,400 MWh per year at a rate of R$254.82 per MWh (price for year 2019). The delivery period for the first auction is May to December and for the second the delivery period starts in April and ends in November of each year. The rates under both agreements are adjusted annually for inflation by reference to the IPCA.

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

Since our inception, we have successfully identified multiple opportunities for the acquisition of undeveloped or undermanaged farmland with high potential for transformation. During the seventeen-year period since our inception, we have effectively put into production over 171 thousand hectares that were previously undeveloped or inefficiently managed and are undergoing the transformation process.

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

The transformation process for undeveloped and undermanaged land requires us to make initial investments during a period of one to up to three years, and the land reaches stable productive capability the third to seventh year following commencement of the land transformation activities.

We are engaged in three different categories of the land transformation process, which are defined by the previous use of the land:

•
Undeveloped land (savannahs and natural grasslands): This is the most drastic transformation phase since it demands both physical and chemical transformation of the soil. First, the land is mechanically cleared to remove native vegetation. The soil is then mechanically leveled for agricultural operations: in the case of land being transformed for rice production, this process involves heavy land movements and systematization required for irrigation and drainage channels, roads and bridges. In the case of land destined for sugarcane plantations, land movements will also be necessary for the construction of terraces to prevent the excess of water runoff. Certain soils must be chemically treated and corrected by incorporating nutrients such as limestone, gypsum and phosphorous, as is the case of the Brazilian ‘Cerrado’. Soil correction is not required in Argentina or Uruguay due to the natural fertility of the soil. Pesticides and fertilizers are then applied to the soil in preparation for planting. In the case of land destined for crop production (grains and oilseeds), soybean, which is sometimes referred to as a colonizing crop, is usually planted during the first years due to its resistance to pests, weeds and extreme weather and soil conditions. Thereafter, the land will enter into a crop rotation scheme to reduce the incidence of plague and disease and to balance soil nutrients. In the case erof rice and sugar cane, which are produced in a monoculture system, there is no colonizing crop or rotation involved. Intensive plague and weed controls and additional soil correction will take place during these first three to five years. Land productivity or yields, measured in tons of soybean or other crops per hectare, will be initially low and will gradually increase year by year. During the first five to seven years, the yields will increase at high and sustained rates. After the seventh year we consider the land developed as yield volatility is reduced and growth is only achievable at marginal rates. Since our inception in 2002, we have put into production about 70 thousand hectares of undeveloped land into productive croppable land.

•
Undermanaged or underutilized farmland (cultivated pastures and poorly managed agriculture): This transformation process is lighter than the one described above since it does not require the initial mechanical clearing of vegetation or land leveling. Only in the case of land being prepared for rice production will leveling be required for efficient flood-

irrigation. The transformation of cattle pastures or poor agriculture in the Brazilian ‘Cerrado’ will begin with soil correction and soil tillage in preparation for planting of the first soybean or sugarcane crop. The process will then continue as described in the case above. Land productivity or crop yields will grow at high rates during the first three to five years of the transformation process and will then commence to stabilize and grow at marginal rates, at which point we consider the land developed. Since our inception in 2002 we have put into production over 101 thousand hectares of undermanaged or underutilized farmland into croppable land.

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

Our land transformation segment seeks not only to profit from crop and rice cultivation, but also from the opportunistic disposition of successfully transformed farmland. We strategically sell farms that have reached productive maturity with marginal potential for further productivity increases (years three to seven after commencing the land transformation process) to realize and monetize the capital gains arising from the land transformation process. Land transformation proceeds are in turn reinvested in the purchase of strategic farmland with potential for transformation and appreciation. The rotation of our land portfolio allows us to allocate capital efficiently. Since 2006 we have had a solid track record of selling farmland and achieving profitable returns. During the last thirteen years, we have sold 23 farms, generating capital gains of approximately $240 million.

These capital gains are generated by three main factors:

(i) the acquisition of land at opportunistic prices below the market value or fair value of the land;

(ii) the land transformation and ongoing land transformation process described above enhances the productivity and profitability of land, ultimately increasing the value of the land; and

(iii) general market appreciation of land driven by increase in commodity prices and supply and demand dynamics in the land market. In this regard, during the last 30 years, since 1977, farmland prices in Argentina’s core production region have increased an average of 8.1% per year according to data published by Margenes Agropecuarios. The value of the farms we sold as well as our overall land portfolio, has mostly been positively impacted by this external factor.

We believe we are one of the most active players in the land business in South America. Since our inception in 2002, we have executed transactions for the purchase and sale of land for over $740 million. Our business development team is responsible for analyzing, selecting, acquiring and selling land. The team has gained extensive expertise in evaluating and acquiring farmland throughout South America, and has a solid understanding of the productivity potential of each region and of the potential for land transformation and appreciation. Since 2002, the team has analyzed over 11 million hectares of farmland with a total value of approximately $16 billion. We have developed a methodology to analyze investment opportunities, taking into account price, transformation potential, productive model, financial projections, and investment requirements, among others. Our analysis also employs advanced information technology, including the use of satellite images, rain and temperature records, soil analysis, and topography and drainage maps. From time to time, we may leverage our favorable position in and knowledge of the land market to engage in opportunistic buying and selling transactions.

The following table sets forth our acquisitions and divestitures since our inception:

	Acquisition	Divestitures	Total Land Holdings
Year Ended December 31,	(In hectares)
2002	74,898	—	74,898
2003	—	—	74,898
2004	34,659	—	109,557
2005	22,262	—	131,819
2006	5,759	3,507	134,071
2007	113,197	8,714	238,554
2008	43,783	4,857	277,480
2009	—	5,005	272,475
2010	14,755	5,086	282,144
2011	12,992	2,439	292,697
2012	—	9,475	283,222
2013	—	14,176	269,046
2014	—	12,887	256,159
2015	—	10,905	245,254
2016	—	—	245,254
2017	—	—	245,254
2018	—	14,427	230,827
2019	—	6,082	224,745

Our Farms

Appraisal of Farms. In September 2019, in order to assess the market value of rural properties in Brazil, Argentina and Uruguay, we requested an appraisal by Cushman & Wakefield Argentina S.A., independent real estate valuation firm knowledgeable about the agriculture industry and the local real estate market. As part of these appraisals, the value of each of our properties was determined using the sales comparison approach taking into account current offerings and prices buyers had recently paid for comparable sites, adjusted for the differences between comparable properties and the subject property to arrive at an estimate of the value. The major elements of comparison used to value the properties included the property rights conveyed, the financial terms incorporated into the transaction, the conditions or motivations surrounding the sale, changes in market conditions since the sale, the location of the real estate and the physical characteristics of the property.

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

Cushman & Wakefield has informed us their assessment of the market value of our farmland as of September 30, 2019. According to Cushman & Wakefield, the market value of our farmland totaled $766.8 million, out of which $703.5 million correspond to the market value of our farmland in Argentina and Uruguay, and the remaining $63.3 million correspond to the market value of our farmland in Brazil. Net of minority interests in certain Argentine farms, the market value of our farmland totaled $716.7 million. These valuations are only intended to provide an indicative approximation of the market value of our farmland property as of September 30, 2019 based on then current market conditions. This information is subject to change based on a host of variables and market conditions.

Farm	State, Country	Gross Size (Hectares)	Current Use
El Meridiano	Buenos Aires, Argentina	6,302	Grains
Las Horquetas	Buenos Aires, Argentina	2,086	Grains & Cattle
San Carlos	Buenos Aires, Argentina	4,215	Grains
Huelen	La Pampa, Argentina	4,633	Grains
La Carolina(2)	Santa Fe, Argentina	4,306	Grains & Cattle
El Orden(2)	Santa Fe, Argentina	3,506	Grains & Cattle
La Rosa	Santa Fe, Argentina	4,087	Grains & Cattle
San Joaquín	Santa Fe, Argentina	37,273	Rice, Grains & Cattle
Carmen	Santa Fe, Argentina	10,021	Grains
Abolengo	Santa Fe, Argentina	7,473	Grains
Santa Lucia	Santiago del Estero, Argentina	17,495	Grains & Cattle
El Colorado	Santiago del Estero, Argentina	4,960	Grains
La Guarida (1)	Santiago del Estero, Argentina	7,880	Grains & Cattle
La Garrucha (1)	Salta, Argentina	1,839	Grains
Los Guayacanes (1)	Salta, Argentina	3,693	Grains
Ombú	Formosa, Argentina	18,321	Grains & Cattle
Oscuro	Corrientes, Argentina	33,429	Rice, Grains & Cattle
Itá Caabó	Corrientes, Argentina	22,888	Rice, Grains & Cattle
Bela Manhã	Mato Grosso do Sul, Brazil	381	Sugarcane
Ouro Verde	Mato Grosso do Sul, Brazil	679	Sugarcane
Don Fabrício	Mato Grosso do Sul, Brazil	3,302	Sugarcane
Takuarê	Mato Grosso do Sul, Brazil	489	Sugarcane
Agua Branca	Mato Grosso do Sul, Brazil	1,614	Sugarcane
Nossa Senhora Aparecida	Mato Grosso do Sul, Brazil	540	Sugarcane
Sapálio	Mato Grosso do Sul, Brazil	6,140	Sugarcane
Carmen (Agua Santa)	Mato Grosso do Sul, Brazil	146	Sugarcane
La Pecuaria	Duranzo, Uruguay	3,177	Grains
Doña Marina	Corrientes, Argentina	14,755	Rice
Total		225,630
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

A substantial portion of our assets consists of rural real estate. The agricultural real estate market in Brazil, Argentina and Uruguay is particularly characterized by volatility and illiquidity. As a result, we may experience difficulties in immediately adjusting our portfolio of rural properties in response to any alterations in the economic or business environments. The volatility of the local market could affect our ability to sell and receive the proceeds from such sales, which could give rise to a material adverse effect on our business, results of operations and financial condition. See

-Risks Related to Our Business and Industries-A substantial portion of our assets is farmland that is highly illiquid.”

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

Property, Plant and Equipment

In addition to our farmland, we also own the following principal industrial facilities:

Facility	Province, Country	Relevant Operational Data	Current Use
“Christophersen”	Santa Fe, Argentina	18,700 tons of storage capacity. 2,400 tons per day of drying capacity	Seedbed and stockpiling plant (1)
“Semillero Itá Caabó”	Corrientes, Argentina		Rice genetic improvement program
“Molino Ala — Mercedes”	Corrientes, Argentina	Installed capacity of 6,516 tons of white rice monthly, and husk rice drying capacity of 2,250 tons per day	Rice processing and drying plant
“Molino Ala — San Salvador”	Entre Ríos, Argentina	Installed capacity of 5,779 tons of white rice monthly, and husk rice drying capacity of 1,950 tons per day	Rice processing and drying plant
Molino Franck	Santa Fe, Argentina	Processing capacity of 6,924 tons of white rice monthly, and husk rice drying capacity of 1,650 tons per day	Rice processing and drying plant
Free-Stall I, Free-Stall II and Free-Stall III	Santa Fe, Argentina	Production capacity of 135 million liters of raw milk 10,500 milking cows	Raw milk production
Bio-digester	Santa Fe, Argentina	1.4 MW capacity	Energy generation
Morteros Facility	Córdoba, Argentina	Production capacity of 850,000 liters per day Reception capacity of 1.5 million liters per day Storage capacity of 1.6 million liters	Milk processing facility producing milk powder and semi-hard cheese. Sells products to the export market
Chivilcoy Facility	Buenos Aires, Argentina	Production capacity of 925,000 liters per day Reception capacity of 800,000 liters per day Storage capacity of 4,100 pallets	Milk processing facility, producing UHT, UP milk and yogurt. Sells products to the domestic market
"Maní del Plata"	Córdoba, Argentina	Shelling capacity of 80,000 tons Storage capacity of 60,000 tons of inshell and 7,000 tons of finished product	Peanut processing facility producing raw and blanched peanut. Sells mainly to the export market
“Angélica Agroenergía”	Mato Grosso do Sul, Brazil	Installed milling capacity of 5.6 million tons of sugarcane annually, 355,500 tons of VHP sugar and over 311,000 cubic meters of ethanol, and over 370,000 MWh	Sugar and ethanol mill producing hydrated ethanol, anhydrous ethanol and VHP sugar. Sells energy to local network

“Ivinhema Agroenergía”	Mato Grosso do Sul, Brazil	Installed milling capacity of 7.4 million tons of sugarcane annually, 441,500 tons of VHP sugar, 444,000 cubic meters of ethanol, and over 500,000 MWh	Sugar and ethanol mill producing hydrated ethanol and VHP sugar. Sells energy to local network
________________________________________________________________________________________________

(1)	Classification of wheat and soybean seeds.

For additional information regarding our property, plant and equipment, see Note 12 of the Consolidated Financial Statements.

Customers

We sell manufactured and agricultural products to a large base of customers. The type and class of customers may differ depending on our business segments, regions and some logistics issues that are very important in our decision making. For the year ended December 31, 2019 more than 85% of our sales of crops were sold to ten well-known customers, both multinational or local. Of these customers, the first three cases represented almost 58% of our sales and the remaining ten represented approximately 27% of our net sales in the course of that year.

In the Sugar, Ethanol and Energy segment, sales of ethanol were concentrated in eight customers, which represented 78% of total sales of ethanol for the year ended December 31, 2019. Approximately 80% of our sales of sugar were concentrated in six customers for the year ended December 31, 2019. The remaining 20% was dispersed among several customers. In 2019, energy sales were 78% concentrated in six major customers.

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

The sugar and ethanol industries are highly competitive. In Brazil, we compete with numerous small-and medium-sized sugar and ethanol producers. Despite increased consolidation, the Brazilian sugar and ethanol industries remain highly fragmented, with more than 384 sugar mills. Some of the largest industry players with whom we compete are Raizen, Biosev, Atvos, Tereos, São Martinho, Bunge, Santa Terezinha, Lincoln Junqueira and Coruripe. We also face competition from international sugar producers, such as those in the U.S. and the European Union, where local regulators have historically implemented tariffs, agriculture subsidies and/or other governmental incentive programs, of which some remain, to protect local sugar producers from foreign competition.

The following table describes the Brazilian competitive landscape:

Brazil
Number of Mills	384
Sugarcane crushed (million tons)	620.4
Ethanol Production (million cubic meters)	32.4
Sugar Production (million tons)	29.0
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

Supplies and Suppliers

Our principal supplies for our farming business are seeds, fertilizers, pesticides and fuel, which represented 9%, 8%, 12% and 5%, respectively, of our total direct costs (including leasing cost). Further, these supplies represented 35% of our total cost of production (including manufacturing and administrative expenses) for 2019. As we use direct sowing in 99% of our planted area, without requiring soil preparation, fuel represents only 5% of the total cost of production for 2019.

Our principal supplies for our sugar, ethanol and energy business are diesel, lubricants and fertilizers, which collectively represented 18% of our total cost of production (including manufacturing and administrative expenses) in the sugar, ethanol and energy business for 2019. We have an extensive network of suppliers for each of our business segments and for each required input within each segment, resulting in lower reliance on any particular supplier. Our ten largest suppliers account for 28.34% of our total expenditures for supplies in 2019. While we value the relationships we have developed with each of our suppliers given the quality we have come to expect, we do not consider any single supplier to be key to our production.

We have been able to obtain lower prices particularly due to the volume that derives from our large-scale operations.

Seasonality

Our business activities are inherently seasonal. We generally harvest and sell most of our grains (corn, soybean, rice and sunflower) between February and August, with the exception of wheat, which is harvested from December to January. Peanut is harvested from April to May, and sales are executed with higher intensity during the third quarter of the year. Cotton is unique in that while it is typically harvested from June to August, it requires processing which takes about two to three months to complete. Sales in our dairy business segment tend to be more stable. However, milk production is generally higher during the fourth quarter, when the weather is more suitable for production. Although our Sugar, Ethanol and Electricity cluster is currently operating under a “non-stop” or “continuous” harvest and without stopping during traditional off-season, the rest of the sector in Brazil is still primarily operating with large off-season periods from December/January to March/April. The result of large off-season periods is fluctuations in our sugar and ethanol sales and in our inventories, usually peaking in December to take advantage of higher prices during the traditional off-season period (i.e., January through April). As a result of the above factors, there may be significant variations in our financial results from one quarter to another. In addition our quarterly results may vary as a result of the effects of fluctuations in commodities prices, production yields and costs on the determination of changes in fair value of biological assets and agricultural produce. See “Item 5. Operating and Financial Review and Prospects-A. Operating Results-Critical Accounting Policies and Estimates-Biological Assets and Agricultural Produce.”

Sustainability

Our production model is based on sustainability standards that seek to produce food and renewable energy on a long-term basis. Those standards include best practices and certifications that promote development and health, customer satisfaction and stakeholders' interest, neighboring community welfare, food care and food safety, and environmental protection. Accordingly, our sustainable approach to farming requires that we take into account not only economic, but also social and environmental aspects specifically adapted to local circumstances. We believe we accomplish these goals through a team committed to our values: trust, transparency, efficiency, innovation and sustainability.

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
When processes and protocols are defined they can be audited and certified by qualified third parties. Adecoagro has certified its crop and rice production in Argentina under ISO 9001, its biodigestor energy generation in Argentina under ISO 14001, and RTRS in most of our crop operating units.
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
We are also adopting operational protocols and procedures in our industrial facilities to improve control of processing variables. Both of our milk processing facilities have been certified under FSSC 22000 standard (Food Safety System Certification), and our Morteros facility has also obtained Kosher and Halal certifications. In our rice mills the FSSC 22000 standard is currently under implementation, we have been audited for the FSSC Global Market standard and two of our mills have obtained the Kosher certification. Regarding our crop business, our peanut processing facility has been certified for Kosher and BRC standard for food safety, and is currently implementing Halal; while our sunflower processing facility has obtained the FSSC 22000 standard and Kosher certification. Most of our facilities are either implementing or have been audited by SMETA, which validates our compliance with health and safety practices throughout the supply chain.
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

Cyber security
In accordance with the growing risks in cybersecurity like viruses, trojans, hackers and other threats, we have adopted a series of measures designed to mitigate these risks. We are constantly implementing new technologies and solutions to assist in the prevention of potential and attempted cyber-attacks, as well protective measures and contingency plans in the event of an existing attack. We analyze the risks we face on an ongoing basis and, accordingly, strengthen our information technology infrastructure, update our policies, and raise awareness among our employees, to enhance our ability to prevent and respond to such risks.

 Despite our security measures, in January 2020 we suffered an infection incident with a virus. This incident compromised the networks, and a significant number of servers and personal computers of Adecoagro. However, it did not have a material impact on our information technology, since the production systems were not compromised, nor were the financial and accounting systems or the company's databases. Adecoagro was forced to carry out a contingency plan, in order to restore the affected services, and return to a safe and normalized working condition. Services were recovered during the days following the incident, but critical systems such as billing, sales and merchandise dispatches were available within a few hours after the event. In response to this event, we have taken several actions. For example, we have created the Cyber Security Officer position; we have hired a cyber-security specialist to help us in the validation and development of a short, mid and long term plan; and we have already increased the security level in our facilities. This event has enforced our commitment and decision to continue reinforcing our security systems, and to keep improving our contingency plans.

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
In Brazil, we have the Brazilian Forestry Code (Código Florestal Brasileiro) as the main source for our environmental policies. Accordingly, we analyze and identify all natural areas inside our own farms and inside leased areas, and make a development plan that defines actions for their preservation. Some examples of these activities are the reforestation of Permanent Preservation Areas (Áreas de Preservación Permanente) and Legal Reserve Areas (Áreas de Reserva Legal), Along with natural regeneration techniques, we have produced seedlings of more than 70 native species to reforest those areas. We are strongly committed to the preservation of forests, and we only develop areas for farming if they were previously used for agricultural purposes or for pasture. We do not operate in massive forests, large wetlands or areas with high biodiversity value. We concern ourselves with the protection of riverbanks and surrounding areas of streams and springs, as they are important for soil conservation and as refuges for native fauna. In that regard, we are implementing periodic monitoring of wildlife and native flora as well.
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
Since November 2017, we are producing renewable electricity from our bio-digester built in our Dairy Farm. The bio-digester transforms cow manure into biogas with high methane content, which then fuels a cogeneration facility that generates 1.4 MW of Power. The electricity produced is sold to the grid under a long-term contract with an Argentinean federal utility. Additionally, as this project allows us to reduce GHG emissions, we have registered the project under the VCS (Verified Carbon Standard) to deliver carbon credits from the bio-digester. In 2011, we received a grant from Sustainable Energy and Climate Change Initiative from the Inter-American Development Bank (SECCI) in order to carry out the pre-feasibility assessment. We have also received a grant from the “Agencia Nacional de Promoción Científica y Tecnologica”, an agency which promotes technological innovation, to partially fund the investment. In July 2016, we participated of Argentina’s “RenovAr” renewable energy auction and entered into a 20-year contract to supply up to 9,145 MWh per year at an average price of US$ 158.92 per MWh plus bonifications. At UMA, we have implemented a pilot plant that produces biogas from vinasse, developed in partnership with Efficiencia, a subsidiary of Companhia Energética de Minas Gerais (“CEMIG”). The technology developed during this project will allow us to generate additional energy from vinasse while maintaining the fertilizer recycling potential of UMA. We are currently replicating this project under a Commercial scale in our Cluster in Mato Grosso do Sul (Brazil). These emission reduction projects could also improve our efficiency by decreasing the carbon emission.

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

Education
Our sugarcane and rice operations have a very important economic impact in the communities where we are located, and we have developed a Social Action Program in the various municipalities. In 2005, we started a partnership with Cimientos in Corrientes, Santa Fe, Santiago del Estero and Entre Rios in Argentina, through which we have awarded 68 educational programs in 204 urban and rural schools located close to our rice operations. These programs benefit 30,528 students. Cimientos is a non-profit organization that promotes equal educational opportunities for children and youth from low-income families in Argentina. In 2016 we started another program together with Conciencia (a local NGO) in which we support our employees’ children to complete their education. This new program began in Salta near to Los Guayacanes, and 16 children participated. In 2017 we extended the program to the City of San Salvador, where 18 children participated and between the two establishments we reached a total of 28 children in the program.
In 2019 we made a new alliance with the Reciduca Foundation with the aim of providing school scholarships (10) for young people from the community of Pilar to finish their secondary studies, expand their employment opportunities and promote environmental care.
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

Nutrition

In Argentina, we work in partnership with Conin Foundation, which fights malnourishment in children, focusing its actions in three main aspects: education, assistance and research. In 2019, we donated nearly 55 tons of powdered milk. We also work in partnership with the Argentine Food Bank Network, to whom we are currently donating approximately 30 tons of processed rice. This network operates in 17 cities and is a nonprofit distribution enterprise that serves the community by acquiring donated food and making it available to people who are hungry through a network of community agencies. These agencies include school feeding programs, food pantries, soup kitchens, hospices, substance abuse clinics, after-school programs and other nonprofit organizations. Additionally, we have been contributing food to Solidagro (5.6 tons), an alliance between rural corporate institutions and civic organizations that seek to solve famine and malnutrition problems, since 2007. We are also collaborating with selected soup kitchen initiatives such as Caritas Christophersen and San Gregorio Foundation.

Additionally, in 2019 we agreed on a new campaign together with a basketball club in the province of Corrientes, Argentina. The campaign was called “Festejá cada punto vale triple” (Celebrate, each point is worth triple). With this campaign for each point the basketball team scores during this season, Adecoagro will donate 3 kilos of rice to the Conin Foundation centers located within the province of Corrientes. In December 2019, we provided 15 tons of rice to these centers.

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

Argentina
Consignment Contract with Establecimiento Las Marías
Our subsidiary, Pilaga S.A. entered into a consignment contract dated February 19, 2000, with Establecimiento Las Marias S.A.C.I.F.A. pursuant to which Las Marias was granted exclusive license to sell the products or imports of Pilagá S.A. in Argentina. For its services, Las Marias collects a commission of 9.56%, calculated over the gross amounts of the sales made by Las Marias on behalf of Pilagá S.A., net of commercial discounts, before VAT and any other applicable tax that is applied in any invoicing. This Agreement was mutually terminated on July 11, 2019 with effects as of December 31, 2019.

Brazil

Sugar Sale Agreement
In 2019, our largest three customers in this segment comprised approximately 60% of our sugar sales agreements. Adecoagro Vale do Ivinhema S.A. (via Adecoagro Uruguay S.A.) entered with companies as Louis Dreyfus Commodities Suisse S.A, Engelhart Commodities Trading Partners (formerly known as BTG Pactual Commodities) and Alvean Sugar S.L., pursuant to which Adecoagro Vale do Ivinhema S.A. agreed to supply approximately 100,000 metric tons of Brazilian VHP (very high polarization). This specific amount of sugar was delivered during 2019 harvest year in Paranaguá port, and the price was fixed in reference to the ICE Sugar N°11 Futures.

Electric Energy Agreements
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

Intellectual Property
As of March 2019, our corporate group owned 40 trademarks registered with the Argentine National Intellectual Property Institute and had 6 trademarks in the process of registration. Also, Adeco Brasil and UMA owned 17 trademarks registered with the Brazilian National Industrial Property Institute (“INPI”), and had submitted 10 trademark registration requests, all of which are currently being challenged by third parties or were initially denied by INPI. In addition, Adeco Agropecuaria Brasil S.A. had submitted one trademark for registration. Agroglobal S.A. (now Adecoagro Uruguay S.A.) has one trademark registered in Uruguay.
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
We are currently either in compliance with or are in the process of applying for permits that would put us in compliance with all applicable environmental laws and environmental licenses and permits. Specifically, the operational license of UMA is valid, having been issued on September 5, 2016, valid for 8 years. On June 10, 2014, we applied for the renewal of the operational license for the Angélica mill, which have been issued on March 29, 2019, authorizing to mill up to 6.5 million tons of sugarcane per year, valid until March 28, 2023. On April 24, 2015, we obtained an installation license (licença de instalação) for the Ivinhema mill authorizing her installation. On July 23, 2015, we obtained the operational license (licença de operação) from IMASUL authorizing us to mill up to 5 million tons of sugarcane per year. Currently, the operational license (licença de operação) of the Ivinhema mill is been renewed. The request was filed on March 20, 2019, and on December 03, 2019, we obtained an environmental declaration (declaração ambiental) valid for 12 months authorizing the grinding up to 7.2 million tons. In addition to the installation and operational license, the Ivinhema mill also obtained other permits including licenses for water capture and gas station operation, among others. Failure to obtain the necessary environmental licenses may prevent us from operating the Ivinhema mill or may subject us to sanctions.
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
As of February 25, 2011 the ONCCA was dissolved pursuant to Decree No. 192/2011. The faculties previously held by the ONCCA have been transferred to the Ministry of Agriculture and to an entity (Unidad de Coordinación y Evaluación de Subsidios al Consumo Interno or “UCESCI”, after its acronym in Spanish) created by means of Decree No. 193/2011. Such entity was then dissolved by means of Decree No. 444/2017, which provided that the powers granted to the former UCESCI will be carried out by the Ministry of Agriculture. As a result, the Ministry of Agriculture is the enforcement authority of the decrees issued by the ONCCA and is in charge of monitoring the agricultural compliance with the commercialization regulations. The Ministry Agriculture will be responsible for the administration, allocation and payment of subsidies for wheat, corn and soybean, and will be in charge of the registry for the export of cattle.
Under applicable regulations, all persons involved in the commercialization and manufacturing of grains and dairy products must be registered with the Registry of Operators of the Agro-industrial Chain (Registro Único de Operadores de la Cadena Agroindustrial or “RUCA” after its acronym in Spanish), which provides for registration of any individual or company involved in the trade and industrialization of agri-food products in the markets for grains, livestock and dairy products and their by-products and/or derivatives, in the terms provided by Resolution No. 302/2012, as amended, issued by the Ministry of Agriculture. This registration must be renewed each year. Grain producers must stock grains at facilities and must keep a record of the grain stock stored at such facilities. Failure to register with the RUCA, or cancellation of such registration, will lead to requirements that the operator cease its operating activities and closure its facilities.
On February 26, 2014 the AFIP issued Resolution No. 3,593/14, which came into force on April 1, 2014, and established a Systematic Registration of Movements and Grains Stocks Regime (Régimen de Registración Sistemática de Movimientos y Existencias de Granos) by which all persons involved in the commercialization and manufacturing of grains and dairy products registered with the RUCA must report the stock and stock variations (including locations, transport between the producer’s facilities, etc.) of all grains other agricultural products (other than those to be applied to sowing) held in their own or other third party’s name.
In the event of a violation of any of the applicable regulations, sanctions may be imposed, including fines and suspension or cancellation of the registration, which would result in the immediate cessation of activities and closure of facilities.

C.ORGANIZATIONAL STRUCTURE
Corporate Structure
We are a corporation organized under the laws of the Grand Duchy of Luxembourg under the form of a société anonyme. As of April 20, 2020, we held approximately 100% of the interests in Adecoagro LP S.C.S., a société en commandite simple organized under Luxemburg law with a de minimis remaining interest owned by Adecoagro GP S.à r.l, a société à responsibilitié limitée organized under Luxemburg law and our substantially wholly-owned subsidiary. Adecoagro LP S.C.S. is a holding company with operating subsidiaries owning farmland and facilities throughout Argentina, Brazil and Uruguay. For a diagram of our Organizational structure as of April 20, 2018, please see “Item 4. Information on the Company – A. History and Development of the Company – History.”
As of April 20, 2020 our principal shareholders were Al Gharrafa Investment Company, Stichting Pensioenfonds Zorg en Welzijn, Route One Investment Co LP, EMS Capital LP and Brandes Investment Partners LP. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”
D.PROPERTY, PLANTS AND EQUIPMENT
See “B. Business Overview—Land Transformation—Our Farms”; “—Property, Plant and Equipment.”
Item 4B.    Unresolved Staff Comments
Not applicable.

Item 5.    Operating and Financial Review and Prospects
Overview
We are engaged in agricultural, manufacturing and land transformation activities. Our agricultural activities consist of harvesting certain agricultural products, including crops (soybeans, corn, wheat, etc.), rough rice, and sugarcane, for sale to third parties and for internal use as inputs in our various manufacturing processes, and producing fluid milk. Our manufacturing activities consist of (i) selling manufactured products, including processed rice, sugar, ethanol and energy, among others, (ii) since Aril 2019, in our acquired milk facilities we produce UHT and UP milk, powder milk and semi-hard cheese, among others; and (iii) providing services, such as grain warehousing and conditioning and handling and drying services, among others. Our land transformation activities consist of the acquisition of farmlands or businesses with underdeveloped or underutilized agricultural land and implementing production technology and agricultural best practices to enhance yields and increase the value of the land. Please see also "“Item 3. Key Information-D. Risk Factors —Risks Related to Argentina- Argentine law concerning foreign ownership of rural properties may adversely affect our results of operations and future investments in rural properties in Argentina" and "“Item 3. Key Information-D. Risk Factors —Risks Related to Brazil- Recent changes in Brazilian rules concerning foreign investment in rural properties may adversely affect our investments."
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

Segment	Agricultural Product	Manufactured Product and Services Rendered
Crops	Soybtean, Corn, Wheat, Sunflower and Peanuts among others	Grain drying and conditioning

Rice	Rough rice	White rice and brown rice

Dairy	Fluid milk	UHT and UP milk, powder milk and semi-hard cheese, among others

Sugar, Ethanol and Energy	Sugarcane	Sugar, Ethanol and Energy
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
Land Transformation
The Land Transformation segment includes two types of operations. The first relates to the acquisition of farmlands or businesses with underdeveloped or underutilized agricultural land (land which we have identified as capable of being transformed into more productive farmland by enhancing yields and increasing its future value). When we acquire a farmland business for an acquisition price below its estimated fair value, we recognize an immediate gain (a "purchase bargain gain"). The land acquired is recognized at its fair value at the acquisition date and is subsequently recorded under the revaluation model based on periodic, but at least annual, valuations prepared by an external independent expert.
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

A.       OPERATING RESULTS

Trends and Factors Affecting Our Results of Operations
In December 2019, a novel strain of coronavirus known as COVID-19 (“COVID-19”) surfaced in Wuhan, China, and was declared a worldwide pandemic the World Health Organization on March 11, 2020. The speed and extent of the spread of COVID-19, and the duration and intensity of resulting business disruption and related financial and social impact, are uncertain, and such adverse effects may be material. The Company could be negatively affected if personnel including management and personnel at its operations are quarantined as the result of, or in order to avoid, exposure to a contagious illness. In addition, the Chinese market is a significant source of global demand for the commodities we sell and it may have a significant effect on commodity prices and demand and potentially broader impacts on our supply chain or the global economy, which could have a material adverse effect on our cash flows, earnings, results of operations and financial position. While governmental agencies and private sector participants will seek to mitigate the adverse effects of this coronavirus, which may include such measures as heightened sanitary practices, telecommuting, quarantine, curtailment or cessation of travel, and other restrictions, and the medical community is seeking to develop vaccines and other treatment options, the efficacy of such measures is uncertain.  We are not now able to determine fully the extent to which COVID-19 will impact our business activity or financial results, which will depend on future developments that are highly uncertain and cannot be predicted fully.
Please refer to Item 4 - Information about the Company - Business Overview - COVID 19, for additional information concerning the COVID 19 pandemic. See also “Item 3. Key Information-D. Risk Factors — Risks related to Argentina — The measures taken or to be implemented by the Argentine government in response to the COVID-19 pandemic may have an adverse effect on our business and operations.” and “We may be exposed us to risks related to health epidemics, and the COVID-19 in particular, that could adversely impact our ability to operate our business and results of operations.” and “The measures taken or to be implemented by the Brazilian government in response to the COVID-19 pandemic may cause adverse effect on our business and operations.” And ‘Ethanol prices are correlated to the price of sugar and are also closely correlated to the price of oil, so that a decline in the price of sugar or a decline in the price of oil will adversely affect our sugar and ethanol businesses".

Description of recent changes to our accounting policies
2019:
Leases
As stated in Note 35.1 to our consolidated financial statements. the adoption of IFRS 16 - Leases is mandatory commencing on January 1st, 2019. We disclose in Note 35.1 to our Consolidated Financial Statements the new accounting policies that have been applied from January 1, 2019, where they are different from those applied in prior periods.
IFRS 16 was adopted following the simplified approach, without restating comparative figures. The reclassifications and the adjustments arising from the new lease accounting rules are directly recognized in the opening balance sheet on January 1, 2019. Regarding the recognition of the expense, since 2019 the expense is recognized as depreciation of right of use, while previously it was recognized within the line lease expenses and similar arrangements. There are no significant differences in the statement of income among both treatments.
Following the adoption of IFRS 16, the Company recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases in addition to lease liabilities in respect of leases classified as “Finance leases” as further described below. In the previous years, the Company only recognized lease liabilities in relation to leases that were classified as "Finance leases" under IAS 17 Leases. For the initial recognition, the liabilities that were recognized in respect of all these leases were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019. There were no material differences observed in the statement of income following adoption of the standard, which now requires that the previously recognized lease expense or other similar arrangement be recognized as Depreciation of right of use.
According with the adoption of IFRS 16, the new accounting policy for leases is as follows:
Leases are recognized as a right-of-use asset and corresponding liability at the date of which the leased asset is available for use by the group is recognized. Each lease payment is allocated between the liability and the associated finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.
In determining the lease term, the Company considers all facts and circumstances that create an economic incentive to exercise an extension option, or to not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).
Short term leases are recognized on a straight line basis as an expense in the income statement.
2018:
Revaluation Model for farmlands (IAS 16/IAS40)
Since September 2018, the Company changed the accounting policy for its farmlands, adopting a new revaluation model (See "Item 3. Key Information-A. Selected Financial Data") For all farmlands with a total valuation of US$ 710 million and US$ 785 million as of December 31, 2019 and 2018, respectively, the valuation is determined using a sales comparison approach prepared by an independent expert. Sale prices of comparable properties are adjusted considering the specific aspects of each property, with price per hectare as the more important criterion. The Company estimated that, other factors being equal, a 10% reduction on the sales price for the period ended December 31, 2019 and 2018 would have reduced the value of the farmlands by US$ 71 million and US$ 78.5 million. This would generate a negative effect on the "Revaluation surplus" item in the statement of Changes in Shareholders' Equity.
Also, since September 2018, the Company changed the accounting policy for all investment properties, adopting a new revaluation model (See Item 3. Key Information-A. Selected Financial Data). For all investment properties with a total valuation of US$ 34.1 million and US$ 40.7 million as of December 31, 2019 and 2018, respectively, the valuation was determined using sales comparison approach prepared by an independent expert. Sale prices of comparable properties are adjusted considering the specific aspects of each property, with price per hectare as the more important criterion. The increase or decrease in the fair value is recognized in the statement of income under the line item "Other Operating Income, Net". The Company estimated that, other factors being equal, a 10% reduction on the sales price for the period ended December 31, 2019 and 2018 would have reduced the value of the investment properties on US$ 3.4 million and US$ 4.1 million, respectively, which would impact the line item "Net gain from fair value adjustment".

(i) Hyperinflation in Argentina (IAS 29 / IAS 21)
Effectively from July 1, 2018, the Group applied IAS 29 “Financial Reporting in Hyperinflationary Economies” (“IAS 29”) to its operations in Argentina. IAS 29 “Financial Reporting in Hyperinflationary Economies” requires that financial statements of entities whose functional currency is that of a hyperinflationary economy must be adjusted for the effects of changes in the general price index and expressed in terms of the current unit of measurement at the closing date of the reporting period (“inflation accounting”). (See note 35 to our Consolidated Financial Statements). In order to determine whether an economy is categorized as hyperinflationary under the terms of IAS 29, the standard details a series of factors to be considered, including the existence of a cumulative inflation rate in three years that approximates or exceeds 100%.We will to continue to apply IAS 29 until such time as the cumulative three-year inflation rate is equal to or less than 70%. Argentina experienced a significant increase in inflation during 2018, which exceeded the 100% three-year cumulative inflation rate. During 2019, the three-year cumulative inflation rate exceeded the threshold of 70%, and as a result we continue applying inflation accounting. formation-A. Selected Financial Data).
The application of IAS 29 affects only Argentine operations, which represents 27% of our profit from operations.
IAS 29 requires adjustments to non-monetary items in the statement of financial position by applying a general price index from the day they were booked to the end of the reporting period. At the same time, it also requires that all items in the statement of income are expressed in terms of the measuring unit current at the end of the reporting period. Consequently, each reporting period on a monthly basis results of operation measured in Argentine Pesos is adjusted for inflation by the applicable monthly inflation rate each month.
After the restatement process, Paragraph 42 of IAS 21 “The Effects of Changes in Foreign Exchange Rates”, addresses the way results must be translated under inflation accounting, stating that “…all amounts shall be translated at the closing rate at the date of the most recent statement of financial position… .” Accordingly, monthly results of operations in Argentine Pesos, after adjustment for inflation pursuant to IAS 29, as described above, must then be converted into U.S. dollars at the closing exchange rate for such monthly reported period This process is called “translation”. This conversion changes every prior reported monthly statement of income in U.S. dollars as each monthly amount is readjusted under IAS 29 for inflation per above and reconverted at different exchange rates for each monthly reported period under IAS 21. As a result, the impact of monthly inflationary adjustments and monthly conversion adjustments vary the results of operation month to month until year end.

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
Consequently, the difference between re-measurement and translation information and the information management evaluates is reconciled by the combined effect of the application of both processes.

(ii)    Effects of Yield Fluctuations

The occurrence of severe adverse weather conditions, especially droughts, hail, floods or frost, are unpredictable and may have a potentially devastating impact on agricultural production and may otherwise adversely affect the supply and prices of the agricultural commodities that we sell and use in our business. The effects of severe adverse weather conditions may also reduce yields at our farms (i.e during April and November 2019 we suffered of drought in Mato Grosso do Sul, which had a major impact in sugarcane yields decrease for the year, causing a negative impact in the line item profit from operations of about $49.5 millions in our Sugar, Ethanol and Energy segment). Yields may also be affected by plague, disease or weed infection and operational problems.

The following table sets forth our average crop, rice and sugarcane yields per hectare for the periods indicated:

	2018/2019	2017/2018	2016/2017	% Change
	Harvest Year (1)	Harvest Year (1)	Harvest Year (1)	2018/2019 -2017/2018	2017/2018 -2016/2017
Corn (2)	6.5	4.9	6.0	32.7%	(18.3)%
Soybean	3.2	2.5	2.8	28.0%	(10.7)%
Soybean (second harvest)	1.4	1.2	2.5	16.7%	(52.0)%
Wheat (3)	2.9	2.2	3.0	31.8%	(26.7)%
Peanut	3.1	2.1	2.7	47.6%	(22.2)%
Sunflower	1.6	1.8	1.9	(11.1)%	(5.3)%
Rice	5.9	6.9	5.9	(14.5)%	16.9%
Sugarcane (4)	75.6	89.3	85.1	(15.3)%	4.9%
(1) This column reflects the full harvest season.
(2) Includes sorghum and chia.
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

(iv) Effects of Fluctuations in Commodities Prices
Commodity prices have historically experienced substantial fluctuation. For example, between January 1, 2019 and December 31, 2019, sugar prices increased by 11.6%, according to Intercontinental Exchange of New York (“ICE-NY”) data, and ethanol prices increased by 20.9%, according to Escola Superior de Agricultura “Luiz de Queiroz” (“ESALQ”) data. Also, based on Chicago Board of Trade (“CBOT”) data, from January 1, 2019 and December 31, 2019, soybean prices increased 6.9% and corn prices increased by 3.4%. Commodity price fluctuations impact our statement of income as follows:

•	Initial recognition and changes in the fair value of biological assets and agricultural produce in respect of unharvested biological assets undergoing biological transformation;

•	Changes in net realizable value of agricultural produce for inventory carried at its net realizable value; and

•	Sales of manufactured products and agricultural produce to third parties.
The rapid and widening spread of the COVID-19 is impacting the price of the products we sell (i.e sugar, ethanol, corn, powder milk among others) due to the lower demand and economic activity worldwide. As an example, during the month of March 2020, sugar prices decreased by 26% according to ICE-NY, ethanol prices decreased 10% according to ESALQ and corn prices decreased by 9.1% based on CBOT. Given the uncertainty around the extent and timing of the COVID-19 spread we cannot predict or asses the final outbreak of this pandemic, nor any other pandemic impacting our business.

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
The following table sets forth the production area for the periods indicated:

	Year ended December 31,
	2019	2018	2017	Chg (%) 2019-2018	Chg (%) 2018-2017
		Hectares
Crops (1)	152,976	153,970	145,410	(0.6)%	5.9%
Rice	40,417	40,289	39,728	0.3%	1.4%
Sugar, Ethanol and Energy	166,041	153,690	143,617	8.0%	7.0%
(1) Does not include second crop and forage area.

The increase in sugar, ethanol and energy production area in 2019 is explained by an increase in leased hectares that provide sufficient cane supply for the entire year in accordance with the long-term growth plan of the company.

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
Our business model also includes the identification, acquisition, development and selective disposition of farmlands or other rural properties that after implementing agricultural best practices and increasing crop yields, we believe have the potential to appreciate in terms of their market value. As a part of this strategy, we purchase and sell farms and other rural properties from time to time. Please see also “Risk Factors—Risks Related to Argentina-Argentine law concerning foreign ownership of rural properties may adversely affect our results of operations and future investments in rural properties in Argentina” and “Risk Factors—Risks Related to Brazil—Changes in Brazilian rules concerning foreign investment in rural properties may adversely affect our investments.” included in “Item 3. Risk Factors”.
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

Our results of operations for earlier periods that do not include a recently completed acquisition or do include farming operations subsequently disposed of may not be comparable to the results of a more recent period that reflects the results of such acquisition or disposition. During 2019 we sold one farm in Brazil, "Alto Alegre", for a total consideration of $16.8 million for 6,080 hectares.

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
Please refer to Item 4 - Information about the Company - Business Overview - COVID 19, for additional information concerning the COVID 19 pandemic. See also "“Item 3. Key Information-D. Risk Factors — Risk related to Argenitna — The measures taken or to be implemented by the Argentine government in response to the COVID-19 pandemic may have an adverse effect on our business and operations.” and “We may be exposed us to risks related to health epidemics, and the COVID-19 in particular, that could adversely impact our ability to operate our business and results of operations.” and “The measures taken or to be implemented by the Brazilian government in response to the COVID-19 pandemic may cause adverse effect on our business and operations.”

(ix) Effects of Export Taxes on Our Products

Following the economic and financial crisis experienced by Argentina in 2002, the Argentine government increased export taxes on agricultural products. Since December 2015, the only product that had remained subject to export taxes was soybean and its derivatives. However, in September 2018 due to economic volatility, the government imposed a 12% export tax on all goods exported from Argentina. A 12% export tax was imposed on the FOB export price of “primary product” goods (including agricultural goods), subject to a cap of four pesos (ARS 4) per U.S. dollar of the corresponding tax value or official FOB price for primary product goods. For all other products, the cap amount was fixed at three pesos (ARS 3) per U.S. dollar of the corresponding tax value or official FOB price. In December 2019, after a change in Argentina government administration, export taxes were adjusted as per the following table:

Product	Export tax	Cap per dollar exported
Soybean and derivatives	33%	—
Corn	12%	—
Wheat	12%	—
Peanut	7%	—
Sunflower	5%	—
Cotton	5%	—
Rice	5%	—
UHT Milk	12%	$3/usd
Powder Milk	9%	—
Cheese	12%	$3/usd

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

As of December 31, 2019, the Peso-U.S. dollar exchange rate was Ars. 59.89 per U.S. dollar as compared to Ars. 37.7 per U.S. dollar as of December 31, 2018. As of December 31, 2019, the Real-U.S. dollar exchange rate was R$4.02 per U.S. dollar as compared to R$3.87 per U.S. dollar as of December 31, 2018.

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

Since the outbreak of the COVID-19 pandemic, the Brazilian real depreciated 11.3% against the US Dollar, and we cannot predict the future effects on Exchange rates. Please refer to Item 4 - Information about the Company - Business Overview - COVID 19, for additional information concerning the COVID 19 pandemic. See also “Item 3. Key Information-D. Risk Factors — Risk related to Argentina —We may be exposed us to risks related to health epidemics, and the COVID-19 in particular, that could adversely impact our ability to operate our business and results of operations ".

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

(xii) Capital Expenditures and Other Investments

Our capital expenditures during the last three years consisted mainly of expenses related to (i) transforming and increasing the productivity of our land, (ii) planting sugarcane and (iii) expanding and upgrading our production facilities in concordance to our 5-year plan presented in 2017. Capital expenditures (including both maintenance and expansion) totaled $199.6 million for the period ended December 31, 2017, $220.4 million for the period ended December 31, 2018; and $257.0 million for the period ended December 31, 2019. The increase in 2019 compared to 2018 is primarily due to: (a) the purchase of milk processing facilities of Morteros and Chivilcoy; (b) investments related to the increase in nominal crushing capacity and hectares planted to supply the growing industrial capacity; (c) the construction of our fourth free stall with a capacity for 3,500 milking cows. See also “Capital Expenditure Commitments.”

For 2020, the Company is revising most of its planned capital expenditures due to macroeconomic volatility generated by COVID-19 pandemic. Please refer to Item 4 - Information about the Company - Business Overview - COVID 19, for additional information concerning the COVID 19 pandemic. See also Item 3 - Risk Factors - “The measures taken or to be implemented by the Argentine government in response to the COVID-19 pandemic may have an adverse effect on our business and operations.” and “We may be exposed us to risks related to health epidemics, and the COVID-19 in particular, that could adversely impact our ability to operate our business and results of operations.” and “The measures taken or to be implemented by the Brazilian government in response to the COVID-19 pandemic may cause adverse effect on our business and operations.” And ‘Ethanol prices are correlated to the price of sugar and are also closely correlated to the price of oil, so that a decline in the price of sugar or a decline in the price of oil will adversely affect our sugar and ethanol businesses".

(xiii) Effects of Corporate Taxes on Our Income
We are subject to a variety of taxes on our results of operations. The following table shows the applicable income tax rates in effect for 2019:

Tax Rate (%)
Argentina(1)	30
Brazil(2)	34
Uruguay	25
Spain	25
Luxembourg	24.94
________________________________________________________________________________________________

(1)
During 2017, the Argentine Goverment introduced changes in the income tax. The increase in the volume of milk sold is mainly explained by an increase of 18.5% of fluid milk production in our own free-stalls, due to a 19.6%

(2)
The income tax rate will be reduced to 30% for the years 2018 to 2020, and to 25% from 2021 onwards. A new tax on dividends is created with a rate of 7% for the years 2018 to 2020, and 13% from 2021 onwards.

(3)	Including the Social Contribution on Net Profit (CSLL).

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

The Company’s critical accounting policies and estimates are consistent with those described in Note 34 to our Audited Consolidated Financial Statements.

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
We account for agricultural produce after harvest as inventory, as further described below.

The following table sets forth the way in which we value biological assets and agricultural produce for each of our principal products:

Biological Asset
	No significant biological growth	Significant biological growth	Agricultural Produce	Manufactured Product

Crops	Crop from planting to approximately 60 days thereafter	Crop, from approximately 60 days after planting up to the moment of harvest (total period of approximately 3 to 5 months).	Harvested crop (soybean, corn, wheat, peanut, sunflower, etc.)	Processed peanut and sunflower

Rice	Rice plant from planting to approximately 60 days thereafter	Rice plant, from approximately 60 days after planting up to the moment of harvest (total period of approximately 3 to 4 months).	Harvested rough rice	Processed rice (white rice) and rice snacks

Dairy	Dairy cow is considered a biological asset from birth/purchase to death or sale.		Fluid milk	Processed milk (UHT milk, Powder milk, Cheese)

Cattle	Beef cattle are considered a biological asset from birth/purchase to death or sale.		N/A	N/A

Sugar, ethanol and energy	The produce derived from the sugarcane from planting or after harvest up to approximately 30 days thereafter	The produce derived from the sugarcane, from approximately 30 days after planting until harvest (total period of 10 to 14 months)	Sugarcane	Sugar, ethanol and energy

Valuation Criteria	Cost, which approximates fair value less accumulated impairment losses, if any. For dairy and cattle, fair value less estimated cost to sell.	Fair value (using discounted cash flow valuation) less cost to sell.	Net realizable value, except for rough rice and milk which are valued at cost.	Cost
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
When an active market exists for biological assets, we use the quoted market price in the most relevant market as a basis to determine the fair value of our biological assets, as in the case of cattle. For other biological assets where there is neither an active market nor market-determined prices during the growth cycle, we determine their fair value through the use of discounted cash flow valuation techniques. Therefore, we generally derive the fair value of our growing biological assets from the expected cash flow of the related agricultural produce. The discounted cash flow method requires the input of highly subjective assumptions, including observable and unobservable data. Generally, the estimation of the fair value of biological assets is based on models or inputs that are not observable in the market, and the use of unobservable inputs is significant to the overall valuation of the assets. Various factors influence the availability of observable inputs, including, but not limited to, the type of asset and its location, climate changes and the technology used, among others.

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
The DCF method requires the following significant inputs to project revenues and costs:

–	Production cycles;

–	Production area in hectares;

–	Estimated crop and rice yields;

–	Estimated sucrose content (Total Recoverable Sugar or TRS) for sugarcane;

–	Estimated costs of harvesting and other costs to be incurred until the crops and rice reach maturity (mainly costs of pesticides, herbicides and spraying);

–	Estimated transportation costs;

–	Market prices; and

–	Discount rates.
In contrast to biological assets whose fair value is generally determined using the DCF method, we typically determine the fair value of our agricultural produce at the point of harvest using market prices.
Market prices used in the discounted cash flow model are determined by reference to observable data in the relevant market (e.g., for crops and sugar). Harvesting costs and other costs are estimated based on historical and statistical data. Yields are estimated by our agronomic engineers based on several factors, including the location of the farmland, soil type, environmental conditions, infrastructure and other restrictions and growth at the time of measurement. Yields are subject to a high degree of uncertainty and may be affected by several factors out of our control, including but not limited to extreme or unusual weather conditions, plagues and other diseases. Discount rates reflect current market assessments of the assets involved and the time value of money.
As of December 31, 2019, the impact of a 5% increase (decrease) in estimated yields, with all other variables held constant, would result in an increase (decrease) in the fair value of our plantations less cost to sell of $7.1 million (for 2018 the fair value was $6.3 million) for sugarcane. As of December 31, 2019, the impact of a 20% increase (decrease) in estimated yields, with all other variables held constant, would result in an increase (decrease) in the fair value of our plantations less cost to sell of $3.8 million (for 2018 this fair value was $4.3 million) for crops and $6.2 million (2018: $8.9 million) for rice.
The significant assumptions discussed above are highly sensitive. Reasonable shifts in assumptions including but not limited to increases or decreases in prices, costs and discount factors used would result in a significant increase or decrease to the fair value of biological assets. In addition, cash flows are projected over a number of years and based on estimated production. Estimates of production in themselves are dependent on various assumptions, in addition to those described above, including but not limited to several factors such as location, environmental conditions and other restrictions. Changes in these estimates could materially impact on estimated production, and could therefore affect estimates of future cash flows used in the assessment of fair value , including the potential impacts of the COVID 19 on commodity prices used in the cash flow model.
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
The sale of agricultural produce is revenue as defined in IFRS 15. However, IAS 41 does not provide guidance on the presentation of revenues and costs arising from the selling of biological assets and agricultural produce. Due to the lack of guidance in IAS 41 and based on IAS 1, “Presentation of financial statements,” we present, as a matter of accounting policy, our sales of biological assets and agricultural produce and their respective costs within the lines items “Sales of goods and services rendered” and “Cost of goods and services rendered.” See "Notes 4 and 5" to our Consolidated Financial Statements for a breakdown of sales and costs for goods sold and services rendered. The sale of agricultural produce and biological assets represents the consideration received or receivable for the sale to third parties based generally on the applicable quoted market prices of the respective produce or biological asset in the relevant markets at the point of sale. At the point of sale, our agricultural produce is measured at net realizable value, which reflects the sale price less the direct cost to sell, and our biological assets are measured at fair value less cost to sell, in each case, using the applicable quoted market prices in the relevant markets.
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

Fair Value of Farmlands and investment property

Property, plant and equipment
Farmlands are recognized at fair value based on periodic, but at least annual, valuations prepared by an external independent expert. A revaluation reserve is credited in shareholders’ equity. The valuation is determined using sales Comparison Approach. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant premise being the price per hectare (See "Note 35.1 to our consolidated financial statements").

Investment property
Investment property consists of farmland for rental or for capital appreciation and not used in production or for sale in the ordinary course of business, and it is measured at fair value. The changes of the Fair value, which is based on an independent external expert, impacts the profit and loss of the period, in the line item Other operating income, net (See "Note 14 and Note 35.1 to our consolidated financial statements)."

Impairment of non-financial assets
At the date of each statement of financial position, we review the carrying amounts of our property, plant and equipment and finite lived intangible assets to determine whether there is any indication that those assets could have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where the asset does not generate cash flows that are independently, we estimate the recoverable amount of the cash-generating unit to which the asset belongs. Our property, plant and equipment items generally do not generate independent cash flows.
In the case of Goodwill, any goodwill acquired is allocated to the cash-generating unit (‘CGU’) expected to benefit from the business combination. CGU to which goodwill is allocated is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the carrying amount of the CGU may be impaired. The carrying amount of the CGU is compared to its recoverable amount, which is the higher of fair value less costs to sell and the value in use. An impairment loss is recognized for the amount by which the carrying amount exceeds its recoverable amount. The impairment review requires management to undertake certain significant judgments, including estimating the recoverable value of the CGU to which goodwill is allocated, based on either fair value less costs-to-sell or the value-in-use, as appropriate, in order to reach a conclusion on whether it deems the goodwill is impaired or not. (See "Note 35.1 to our consolidated financial statements").

Income taxes

We are subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain. We recognize liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

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

•The Company’s ‘Farming’ business is further comprised of four reportable segments:

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

•	The Company’s ‘Rice’ segment consists of planting, harvesting, processing and marketing of rice;

•	The Company’s ‘Dairy’ segment consists of the production and sale of raw milk; and industrialized products, including UHT, cheese and powder milk among others.

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

	Year ended December 31,
	2019	2018	2017	Chg (%) 2019-2018	Chg (%) 2018-2017
Sales	(In thousands of $)
Farming Business	355,355	282,301	322,559	25.9%	(12.5)%
Crops	166,446	155,418	197,222	7.1%	(21.2)%
Soybean(1)	46,386	84,217	85,527	(44.9)%	(1.5)%
Corn (2)	60,617	36,575	86,238	65.7%	(57.6)%
Wheat (3)	20,318	32,706	16,723	(37.9)%	95.6%
Peanut	28,876	4,196	3,163	588.2%	32.7%
Sunflower	8,430	1,598	420	427.5%	280.5%
Other crops (4)	4,311	5,246	5,151	(17.8)%	1.8%
Adjustments (5)	(2,492)	(9,120)	—	(72.7)%	N/A
Rice (6)	101,156	95,403	86,478	6.0%	10.3%
Dairy (7)	83,822	29,710	37,523	182.1%	(20.8)%
All other segments (8)	3,931	1,770	1,336	122.1%	32.5%
Sugar, Ethanol and Energy Business	531,783	510,938	610,619	4.1%	(16.3)%
Sugar	97,710	128,377	305,688	(23.9)%	(58)%
Ethanol	373,847	324,661	241,650	15.1%	34.4%
Energy	59,652	57,797	62,218	3.2%	(7.1)%
Other (9)	574	103	1,063	457.3%	(90.3)%
Total	887,138	793,239	933,178	11.8%	(15.0)%
Land Transformation (10)	1,354	36,227	—	(96.3)%	100%

	2018/2019	2017/2018	2016/2017
	Harvest	Harvest	Harvest	Chg (%) 2018/2019-2017/2018	Chg (%) 2017/2018-2016/2017
Production	Year (11)	Year (11)	Year (11)
Farming Business
Crops (tons)(12)	649,107	533,692	603,578	21.6%	(11.6)%
Soybean (tons)	187,225	171,392	206,437	9.2%	(17.0)%
Corn (tons) (2)	292,698	258,054	255,940	13.4%	0.8%
Wheat (tons) (3)	114,809	78,640	115,173	46.0%	(31.7)%
Peanut (tons)	47,785	19,901	15,757	140.1%	26.3%
Sunflower (tons)	5,937	5,181	10,112	14.6%	(48.8)%
Cotton Lint (tons)	653	523	159	24.8%	229.0%
Rice (13) (tons)	239,223	276,693	234,819	(13.5)%	17.8%

	Year ended December 31,
	2019	2018	2017	Chg (%) 2019-2018	Chg (%) 2018-2017
Processed rice (14) (tons)	279,151	275,573	241,574	1.3%	14.1%
Dairy(15) (thousand liters)	117,259	101,328	93,168	15.7%	8.8%
Processed Milk (16) (thousand liters)	182,261	—	—	100.0%	N/A
Sugar, Ethanol and Energy Business
Sugar (tons)	213,256	344,137	567,068	(38.0)%	(39.3)%
Ethanol (cubic meters)	756,494	675,001	434,015	12.1%	55.5%
Energy (MWh)	853,139	705,539	712,425	20.9%	(1.0)%
Land Transformation Business (hectares traded)	6,080	9,300	—	(34.6)%	100.0%

	2019/2020	2018/2019	2017/2018	2016/2017	Chg (%) 2018/2019-2017/2018	Chg (%) 2017/2018-2016/2017
	Harvest	Harvest	Harvest	Harvest
Planted Area	Year (17)	Year	Year	Year
		(Hectares)
Farming Business (18)
Crops	206,333	191,438	195,982	190,326	(2.3)%	3.0%
Soybean	76,429	73,305	81,269	84,435	(9.8)%	(3.7)%
Corn (2)	60,929	47,058	56,741	54,086	(17.1)%	4.9%
Wheat (3)	32,824	40,213	36,533	38,009	10.1%	(3.9)%
Peanut	16,845	15,479	9,375	567	65.1%	1,553.4%
Sunflower	8,009	3,824	2,869	5,413	33.3%	(47.0)%
Cotton	4,594	5,316	3,132	2,640	69.7%	18.7%
Forage	6,703	6,243	6,063	5,177	3.0%	17.1%
Rice	41,555	40,417	40,289	39,728	0.3%	1.4%
Total Planted Area	247,888	231,855	236,271	230,054	(1.9)%	2.7%
Second Harvest Area	34,425	32,219	35,948	39,739	(10.4)%	(9.5)%
Leased Area	97,117	86,028	72,115	64,245	19.3%	12.2%
Owned Croppable Area (19)	109,644	107,364	122,144	120,893	(12.1)%	1.0%

	Year ended December 31,
	2019	2018	2017	Chg (%) 2018 - 2017	Chg (%) 2017 - 2016
Sugar, Ethanol and Energy Business
Sugarcane plantation	166,041	153,690	143,617	8.0%	7.0%
Owned land	8,748	8,748	8,748	—%	—%
Leased land	157,293	144,942	134,869	8.5%	7.5%

(1)	Includes soybean, soybean oil and soybean meal.

(2)	Includes sorghum and chia.

(3)	Includes barley, rye, oats and chickpea.

(4)	Includes seeds and farming services.

(5)	Accumulated adjustment of Hyperinflation accounting translation for our Crops segment sales.

(6)	Sales of processed rice including rough rice purchased from third parties and processed in our own facilities, rice seeds and services.

(7)	Includes sales of energy from our biodigester, which produces biogas from effluents of our cows.

(8)
All other segments include our cattle business which primarily consists of leasing land to a third party based on the price of beef. See “Item 4. Information on the Company-B. Business Overview-Cattle Business”.

(9)	Includes operating leases and other services.

(10)	Represents capital gains from the sale of land.

(11)	The table reflects the production in respect of harvest years as of December 31.

(12)	Crop production does not include 212,650 tons and 128,151 tons of forage produced as of December 31, in the 2018/2019 and 2017/2018 harvest years, respectively.

(13)
Expressed in tons of rough rice produced on owned and leased farms. The rough rice we produce, along with additional rough rice we purchase from third parties, is ultimately processed and constitutes the product sold in respect of the rice business.

(14)	Includes rough rice purchased from third parties and processed in our own facilities. Expressed in tons of rough rice (1 ton of processed rice is approximately equivalent to 1.6 tons of rough rice).

(15)	Raw milk produced at our dairy farms.

(16)	Own and third parties raw milk processed in our industrial facilities of Morteros and Chivilcoy.

(17)	Represents the planting plan for 2019/2020 campaign. As of December 31, 2019, 80.4% of the planting plan is seeded.

(18)	Includes hectares planted in the second harvest.

(19)	Does not include potential croppable areas being evaluated for transformation and does not include forage area.

Year ended December 31, 2019 as compared to year ended December 31, 2018
The following table sets forth certain financial information with respect to our consolidated results of operations for the years indicated.

	2019	2018	Chg (%) 2019-2018
	(In thousands of $)
Sales of goods and services rendered	887,138	793,239	11.8%
Cost of goods sold and services rendered	(671,173)	(609,965)	10.0%
Initial recognition and Changes in fair value of biological assets and agricultural produce	68,589	16,195	323.5%
Changes in net realizable value of agricultural produce after harvest	1,825	(909)	(300.8)%
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	286,379	198,560	44.2%
General and administrative expenses	(57,202)	(56,080)	2.0%
Selling expenses	(106,972)	(90,215)	18.6%
Other operating income, net	(822)	104,232	(100.8)%
Profit from Operations Before Financing and Taxation	121,383	156,497	(22.4)%
Finance income	9,908	8,581	15.5%
Finance costs	(202,566)	(271,263)	(25.3)%
Other financial results - Net gain of inflation effects on the monetary items	92,437	81,928	12.8%
Financial results, net	(100,221)	(180,754)	(44.6)%
Profit / (Loss) Before Income Tax	21,162	(24,257)	(187.2)%
Income tax (Expense) / Benefit	(20,820)	1,024	(2,133.2)%
Profit / (Loss) for the Year	342	(23,233)	(101.5)%

Sales of Goods and Services Rendered

Year ended December 31,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2019	166,446	101,156	83,822	3,931	531,783	887,138
2018	155,418	95,403	29,710	1,770	510,938	793,239

Total sales of goods and service rendered totaled $887.1 million, 11.8% higher than in 2018, primarily as a result of:

•
A $54.1 million increase in our Dairy segment mainly caused by (i) a 128.2% increase in volume of dairy products sold such as UHT milk, powder milk, cheese, etc, measured in liters of fluid milk equivalent, from 89.5 million liters in 2018 to 204.2 million liters in 2019, (ii) a 39.3% increase in average milk selling prices, from $0.28 per liter of fluid milk equivalent in 2018 to $0.39 per liter in 2019, mainly explained by sales of manufactured products from our new industrial facilities in Morteros and Chivilcoy; and (iii) the negative impact of $3.5 million effect of hyperinflation accounting and translation in respect of Argentine operations in 2018 compared to the negative impact of $0.9 million in 2019.

The increase in the volume of milk sold is mainly explained by an increase of 18.5% of fluid milk production in our own free-stalls, due to a 19.6% increase in the number of cows, from 7,581 average heads in 2018 to 9,066 average heads in 2019, coupled with 84.2 million liters of third parties fluid milk purchases that were processed in our industrial facilities, compared to zero liters purchased in 2018.

•
A $20.8 million increase in our Sugar, Ethanol and Energy segment, mainly due to: (i) a 5.5% increase in the volume of sugar and ethanol sold, measured in TRS(*), from 1,562.0 thousand tons during 2018 to 1,648.0 in 2019; and (ii) a 34.7% higher volume of energy sold due to a 26.7% increase in cogeneration efficiency, from 62.1 KWh per ton in 2018 to 78.7 KWh per ton in 2019 due to the burning of a stockpile of bagasse that was carried over from 2018 and to the burning of woodchips acquired to third parties, coupled with higher commercialization of third parties energy, from 72.1 MWh during 2018 to 173.1 MWh 2019.

The increase in volume of sugar and ethanol sold measured in TRS was mainly due to (i) an increase in inventories of 53.1 thousand tons measured in TRS in 2018 compared to a decrease in inventories of 15.0 thousand tons in 2019 (ii) a 4.2% increase in TRS content of our sugarcane, from 127.6 kilograms per ton of sugarcane in 2018 to 132.9 kilograms per ton of sugarcane in 2019, mainly explained by the dry weather conditions in Mato Grosso do Sul since March 2019. This was partially offset by a 4.4% decrease in milling, from 11.4 million tons during 2018 to 10.9 million tons in 2019. The decrease in milling is explained by lower milling per hour, from 2,130 tons per hour in 2018, to 1,864 tons per hour in 2019, mainly explained by our decision to lower crushing pace in order to allow the cane grow and recover from adverse weather conditions experienced during the year, which was partially offset by an increase in effective milling days from 222 days in 2018, to 242 days in 2019, due to dry weather conditions.

The increase in volume sold was partially offset by (i) a 1.3% decrease in TRS price, from $290.1 per kilogram of TRS in 2018, to $286.2 per kilogram of TRS in 2019. Although ethanol price per cubic meter decreased 3.1% from $503.8 per cubic meter in 2018 to $488.1 in 2019, ethanol sill showed a 4.3% premium per kilogram of TRS over sugar and therefore we sought to maximize ethanol production reaching a total share in the production mix of 79% of total TRS production, offsetting decrease in prices; and (ii) a 22.5% decrease in the price of energy, from $77.4 per MWh in 2018 to $60.0 per MWh in 2019.

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

The following figure sets forth the variables that determine our Energy sales:
The following table sets forth the breakdown of sales of manufactured products for the years indicated.

	Year ended December 31,			Year ended December 31,			Year ended December 31,
	2019	2018	Chg %	2019	2018	Chg %	2019	2018	Chg %
	(in millions of $)			(in thousand units)			(in dollars per unit)
Ethanol (M3)	373.8	324.7	15.1%	766.0	644.4	18.9%	488.1	503.8	(3.1)%
Sugar (tons)	97.7	128.4	(23.9)%	337.4	451.5	(25.3)%	289.6	284.4	1.8%
Energy (MWh)	59.7	57.8	3.3%	994.4	747.2	33.1%	60.0	77.4	(22.5)%
Others	0.6	0.1	500.0%
TOTAL	531.8	510.9	4.1%

•
A $11.0 million increase in our Crops segment mainly driven by (i) a 72.9% increase in the volume of corn sold, from 238.2 thousand tons in 2018 to 411.8 thousand tons in 2019, driven by (a) higher yields, from 4.9 tons per hectare during 2018 to 6.5 tons per hectare in 2019; and (b) an increase in inventories of 26.4 thousand tons in 2018, compared to a decrease in inventories of 39.7 thousand tons in 2019, (ii) an increase in volume of peanut sold, from 10.5 thousand tons, of which 6.2 thousand are processed by third parties, to 30.5 thousand tons of industrialized peanut in 2019 from our new processing facility; (iv) the negative impact of $9.1 million effect of hyperinflation accounting and translation for our Argentine operations during 2018 compared to the negative impact of $2.5 million in 2019.

This increase was partially offset by (i) a 26.4% decrease in soybean prices, from $318.9 per ton in 2018 to $234.6 per ton in 2019, mainly explained by lower sales from Uruguay, which has higher prices as no export taxes are charged, from 82.5 thousand tons in 2018 to 14.9 thousand tons in 2019 (ii) a 25.1% decrease in the volume of soybean sold, from 264.1 thousand tons in 2018 to 197.8 thousand tons in 2019 mainly driven by, (a) lower planted area from 81.3 thousand hectares in 2018 to 73.3 thousand hectares for 2019; and (b) lower commercialization from third parties, from 76.3 thousand tons in 2018, to no seles in 2019; and (iii) a 37.7% decrease in the volume of wheat sold, from 174.5 thousand tons during 2018 to 108.8 thousand tons in 2019, due to lower commercialization from third parties, from 106.5 thousand tons in 2018, to 4.7 thousand tons in 2019, partially offset by higher yields, from 2.2 tons per hectare in 2018 to 2.9 tons per hectare in 2019, and by a decrease in inventories of 14.1 thousand tons in 2019, compared to an increase in inventories of 14.6 thousand tons in 2018.
The following table sets forth the breakdown of sales for the years indicated.

	Year ended December 31,			Year ended December 31,			Year ended December 31,
	2019	2018	% Chg	2019	2018	% Chg	2019	2018	% Chg
	(In millions of $)			(In thousands of tons)			(In $ per ton)
Soybean	46.4	84.2	(44.9)%	197.8	264.1	(25.1)%	234.6	318.9	(26.4)%
Corn (1)	60.6	36.6	65.6%	411.8	238.2	72.9%	147.2	153.6	(4.2)%
Wheat (2)	20.3	32.7	(37.9)%	108.8	174.5	(37.7)%	186.7	187.4	(0.4)%
Peanut	28.9	4.2	588.1%	30.5	10.5	190.5%	0.9	0.4	125.0%
Others	12.7	6.8	86.8%
Adjustments (3)	(2.5)	(9.1)	(72.5)%
Total	166.4	155.4	7.1%

(1)	Includes sorghum and popcorn.

(2)	Includes barley, rye, oats and chickpea.

•
A $5.8 million increase in our Rice segment, mainly explained by (i) a 5.3% increase in the volume of white rice sold, from 182.1 thousand tons in 2018 to 191.7 thousand tons in 2019; and (ii) a negative impact of $4.6 million effect of hyperinflation accounting and translation for our Argentine operations in 2018 compared to a negative impact of $1.0 million in 2019. The increase in volume of white rice sold is mainly explained by, (a) an increase in inventories of 13.9 thousand tons in 2018, compared to a decrease in inventories of 6.6 thousand tons in 2019; and (b) a 5.6% increase of rough rice processed, from 168.5 thousand in 2018, to 178.0 thousand increase in 2019.

This increase was partially offset by a reduction in average selling prices from $447.3 per ton in 2018 to $431.4 per ton in 2019.
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

Cost of Goods Sold and Services Rendered

Year ended December 31,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2019	(156,510)	(73,951)	(76,694)	(3,452)	(360,566)	(671,173)
2018	(156,936)	(74,973)	(28,127)	(1,313)	(348,616)	(609,965)
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
In the case of our manufactured products sold to third parties (i.e. sugar, ethanol, energy, white rice, processed milk and peanut), the profit is recognized when they are sold. The Cost of Goods and Services Rendered of these products includes, among others, the cost of the agricultural produce (i.e. harvested sugarcane and rough rice), which is the raw material used in the industrial process and is transferred internally from the farm to the industry at fair market value.
Cost of manufactured products sold and services rendered totaled $671.2 million, 10.0% more than 2018. This increase was primarily due to:

•
a $48.6 million increase in our Dairy segment, explained by increase in volume of processed milk sold by our new industrial facilities in Morteros and Chivilcoy, compared to no processed milk during 2018, coupled with the effect of hyperinflation accounting and translation for our Argentine operations, from positive impact of $3.6 million effect in 2018 compared to a positive impact of $0.8 million during the same period in 2019.

•	a $12.0 million increase in our Sugar, Ethanol and Energy segment, mainly due to the 5.5% increase in the volume of sugar and ethanol sold measured in TRS and partially offset by a 2.0% lower unitary cost in dollar terms, mostly explained by (i) the depreciation of the Brazilian Real in 2019, (ii) industrial efficiencies that reduced our industrial costs and (ii) a 29.1% decrease in third parties' purchase of sugarcane, which has a higher cost, from 0.6 million tons during 2018, to 0.4 million tons in 2019.

Partially offset by:

•
a $1.0 million decrease in our Rice segment, mainly due to (i) 6.9% lower unitary cost in dollar terms due to the depreciation of the Argentine Peso, coupled with efficiency gains in industrial performance. This was partially offset by a 5.4% increase in the volume of white rice sold.

Initial Recognition and Changes in Fair Value of Biological Assets and Agricultural Produce

Year ended December 31,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2019	29,741	12,215	13,510	13	13,110	68,589
2018	28,667	4,125	5,455	(1,199)	(20,853)	16,195

Initial recognition and changes in fair value of biological assets and agricultural produce totaled $ 68.6 million, 323.5% more than 2018. This increase was primarily due to:

•
A $34.0 million increase in our Sugar, Ethanol and Energy segment from a loss of $20.9 million in 2018 (of which $37.8 million were unrealized losses) to a gain of $13.1 million during the same period in 2019 (which includes $0.9 million of unrealized losses). This increase was mainly due to:

–
A $36.9 million increase in the recognition at fair value less cost to sell of non-harvested sugarcane, from a loss of $37.8 million in 2018 to a loss of $0.9 million in 2019, mainly generated by a decrease in projected sugar prices during 2018, compared to an increase in projected sugar prices in 2019, coupled with increase in sugarcane area.

Partially offset by:

–
A $2.9 million decrease in the recognition at fair value less cost to sell of harvested sugarcane, from a gain of $16.9 million during 2018 to a gain of $14.0 million in 2019 due to the decrease in sugarcane yields.

•
a $8.0 million increase in our Dairy segment, mainly due to the increase in the recognition at fair value less cost to sell of fluid milk, from $5.5 million in 2018 (of which $7.9 million were realized) to $13.5 million in 2019 (of which $17.7 million were realized), mainly due to:

–
A $9.8 million increase in the recognition at fair value less cost to sell of realized production, from $7.9 million during 2018 to $17.7 million in 2019, mainly due to (i) a 19.6% increase in milking cows, from 7,581 average heads in 2018 to 9,066 average heads in 2019 as we are completing capacity of our third free-stall; and (ii) higher milk selling prices, from 0.28 dollar per liter in 2018 to 0.31 dollar per liter in 2019.

–	A negative impact of $1.8 million effect of hyperinflation accounting and translation for our Argentine operations during 2018 compared to a negative impact of $0.2 million in 2019.

Partially offset by:

–
A $3.4 million decrease in the recognition at fair value less cost to sell of unrealized production, from a loss of $0.6 million in 2018 to a loss of $4.0 million in the same period in 2019, mainly due to a 73.5% higher depreciation of the Argentine Peso during 2018, compared to the same period in 2019, which impacts on the valuation of the cow herd.

•	A $8.1 million increase in our Rice segment, from $4.1 million during 2018 to $12.2 million in 2019. This increase is due to:

–	A negative impact of $4.8 million effect of hyperinflation accounting and translation for our Argentine operations during 2018, compared to a negative impact of $1.0 million in 2019.

–
A $2.6 million increase in the recognition at fair value less cost to sell of non-harvested rice, from a loss of $3.9 million in 2018 to a loss of $1.3 million in 2019, mainly explained by higher projected prices.

–
A $1.7 million increase in the recognition at fair value less cost to sell of harvested rice at the point of harvest, from $12.8 million in 2018 (of which $9.1 million were realized) to $14.5 million during the same period in 2019 (of which $12.7 million were realized), mainly explained by lower costs in dollar terms, due to the Argentine Peso real depreciation during the last year

•
A $1.0 million increase in our Crops segment from $28.7 million during 2018 (of which $28.2 million were realized) to $29.7 million in 2019 (of which $24.2 million were realized). This increase is primarily due to:

–
A negative impact of $7.8 million effect of hyperinflation accounting and translation for our Argentine operations during 2018 compared to a negative impact of $0.5 million during the same period in 2019.

–
The recognition at fair value less cost to sell of non-harvested crops, increased $4.4 million, from a loss of $2.2 million in 2018 to a gain of $2.2 million in 2019, mainly due to favorable weather conditions in the humid pampas which increased expected yields for corn.

Partially offset by:

–
A decrease of $10.5 million in the recognition at fair value less cost to sell of harvested crops at the point of harvest, from $38.6 million in 2018 to $28.1 million in the same period in 2019, mainly due to lower local commodities prices at the point of harvesting. This decrease was partially offset by (i) higher grain production; and (ii) lower production costs in dollar terms, due to the depreciation of the Argentine Peso.
Changes in Net Realizable Value of Agricultural Produce after Harvest

Year ended December 31,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2019	1,825	—	—	—	—	1,825
2018	(909)	—	—	—	—	(909)

Changes in net realizable value of agricultural produce after harvest is mainly composed by: (i) profit or loss from commodity price fluctuations during the period of time the agricultural produce is in inventory, which impacts its fair value; (ii) profit or loss from the valuation of forward contracts related to agricultural produce in inventory; and (iii) profit from direct exports.

Changes in net realizable value of agricultural produce after harvest increased $2.7 million, from a loss of $0.9 million during 2018 to a gain of $1.8 million in 2019. This increase is mainly explained by the result of the valuation of soybean and corn forward contracts which generated a higher gain due to a decrease in prices in 2019.

General and Administrative Expenses

Year ended December 31,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
2019	(5,533)	(6,605)	(4,098)	(150)	(21,925)	(18,891)	(57,202)
2018	(4,202)	(5,939)	(2,280)	(164)	(25,302)	(18,193)	(56,080)
Our general and administrative expenses totaled $57.2 million, 2.0% more than 2018. The increase is mainly explained by an increase in depreciation expenses for Crops, Rice and Dairy segments, mainly due to recent investments. This was partially offset by the depreciation of the Argentine Peso and the Brazilian Real.
Selling Expenses

Year ended December 31,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
2019	(12,724)	(20,574)	(6,234)	(182)	(67,116)	(142)	(106,972)
2018	(5,447)	(14,090)	(942)	(149)	(69,442)	(145)	(90,215)

Selling expenses totaled $107.0 million, 18.6% more than 2018. This increase is explained by:

•
a $7.3 million increase in our Crops segment due to (i) export taxes paid from export sales of peanut in 2019 compared to null exports taxes of peanut in 2018, (ii) a 7.1% increase in total segment sales; and (iii) the effect of hyperinflation accounting and translation for our Argentine operations, from positive impact of $0.5 million effect during 2018 compared to a positive impact of $0.1 million in 2019.

•
a $6.5 million increase in the Rice segment, due to the increase in white rice sales by 5.3%, coupled with a higher mix of sales destined to export market which has higher selling expenses due to export taxes in Argentina since September 2018, coupled with the effect of hyperinflation accounting and translation for our Argentine operations, from positive impact of $1.4 million effect during 2018 compared to a positive impact of $0.5 million in 2019.

•
a $5.3 million increase in the Dairy segment due to higher exports of powder milk, from 16.8 thousand liters equivalent during 2018 to 40.8 thousand liters equivalent in 2019, coupled with higher freight costs of our milk destined to internal market from processing facilities to distribution centers of wholesalers.

Partially offset by:

•
a $2.3 million decrease in the Sugar, Ethanol and Energy segment, due to the decrease in sugar VHP exports, from 311.9 thousand tons in 2018, to 179.2 thousand tons in 2019, partially offset by the increase in ethanol and energy sales in the domestic market.

Other Operating Income, Net

Year ended December 31,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	(In thousands of $)
2019	(1,358)	267	(703)	(354)	126	1,354	(154)	(822)
2018	7,163	217	(997)	13,396	48,357	36,227	(131)	104,232

Other operating income decreased 100.8%, from a gain of $104.2 million in 2018, to a loss of $0.8 million during 2019, primarily due to:

•
• a $48.2 million decrease in our Sugar, Ethanol & Energy segment mainly explained by the mark-to-market effect of our sugar hedge positions. The $48.4 million in 2018 is explained by the decrease in prices, which generated a positive effect in our sugar hedge positions.

•
a $34.9 million decrease in Land Transformation segment due to $36.2 million received in connection with the sale of "Rio de Janeiro" and "Conquista" farms, located in Brazil, for a total consideration of $53.0 million for 9,300 croppable hectares during 2018, to $1.4 million for the sale of "Alto Alegre" farm, located in Brazil, for a total consideration of $16.8 million for 6,080 hectares in 2019. The lower result generated by "Alto Alegre" farm sale in 2019 compared to previous year, is mainly explained by the increase in our farmlands valuation after its revaluation in September, 2018 (See "—Revaluation Model for farmlands (IAS 16/IAS40)").

•	a $13.8 million decrease in All Other Segments related to lower net gains from the fair value adjustment of Investment property, composed of own farms under lease agreements (i.e. beef cattle farms).

•	a $8.5 million decrease in our Crops segment due to the mark-to-market effect of our soybean and corn hedge positions.

Financial Results, Net

Our financial results, net, represented a loss of of $100.2 million in 2019, compared to a loss of $180.8 million in 2018. This was mainly due to (i) a 40.8% decrease in foreign exchange losses, from a loss of $183.2 million in 2018 to a loss of $108.5 million during the same period in 2019, mainly explained by a lower impact on our dollar denominated debt by the 102.3% depreciation of the Argentine Peso during 2018 compared to a 58.9% depreciation of the Argentine Peso in 2019; and (ii) a positive impact of $92.4 million regarding inflation accounting effect in 2019, compared to a $81.9 million positive effect in 2018. This was partially offset by; (a) a 16.6% increase of interest expense, from $51.6 million during 2018 to $60.1 million in 2019, mainly explained by higher indebtedness position during 2019; and (b) a $9.5 million increase in finance cost related to lease liabilities due to adoption of IFRS 16 in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases.

The following table sets forth the breakdown of financial results for the periods indicated.

	Year ended December 31,
	2019	2018
	(In $ thousand)		% Change
Interest income	7,319	7,915	(7.5)%
Interest expense	(60,134)	(51,577)	16.6%
Finance Cost - Right-of-use Assets	(9,524)	—	100.0%
Foreign exchange losses, net	(108,458)	(183,195)	(40.8)%
Cash flow hedge – transfer from equity	(15,594)	(26,693)	(41.6)%
Gain from interest rate /foreign exchange rate derivative financial instruments	1,189	(3,024)	(139.3)%
Taxes	(4,364)	(3,136)	39.2%
Other Expenses	(3,092)	(2,972)	4.0%
Other financial results - Net gain of inflation effects on the monetary items	92,437	81,928	12.8%
Total Financial Results	(100,221)	(180,754)	(44.6)%
Income Tax benefit / (expense)

Current income tax totaled an expense of $ 20.8 million, which equates to an effective rate of 98% compared to a benefit of $1.0 million in 2018.
The income tax calculated at the applicable tax rates to profits in the respective countries in 2019 would be $7.2 million expense. The main adjustments to this amount are: (i) an adjustment of $23.8 million related to the application of IAS 29 on Shareholders' equity of our Argentine Subsidiaries; (ii) the recognition of unused tax losses for $ 3 million and (iii) $1.5 million related to non deductible items. This effects were partially offset by (i) non-taxable income in the amount of $11.5 million related to a Complementary Law in Brazil, which allows the Company to consider as non-taxable income the Government grant related to the ICMS tax and (ii) $3.1 million gain for the effect of the changes in the statutory income tax in Argentina.

The income tax calculated at the tax rates applicable to profits in the respective countries in 2018 would represent a benefit of $2.9 million. The main adjustments to this amount are: (i) an adjustment of $5.8 million related to the application of IAS 29 on Shareholders' equity of our Argentine Subsidiaries; (ii) the recognition of unused tax losses for $ 4.1 million . and (iii) a loss of $2.2 million related to non deductible items and (ii) $2.2 million loss for the effect of the changes in the statutory income tax in Argentina.

Gain / (Loss )for the Year

As a result of the foregoing, our net income during 2019 increased $23.6 million, from a loss of $23.2 million in 2018 to a gain of $0.3 million in 2019.

Year ended December 31, 2018 as compared to year ended December 31, 2017
The following table sets forth certain financial information with respect to our consolidated results of operations for the periods indicated.

	2018	2017	Chg (%) 2018 - 2017
	(In thousands of $)
Sales of goods and services rendered	793,239	933,178	(15.0)%
Cost of goods sold and services rendered	(609,965)	(766,727)	(20.4)%
Initial recognition and Changes in fair value of biological assets and agricultural produce	16,195	63,220	(74.4)%
Changes in net realizable value of agricultural produce after harvest	(909)	8,852	(110.3)%
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	198,560	238,523	(16.8)%
General and administrative expenses	(56,080)	(57,299)	(2.1)%
Selling expenses	(90,215)	(95,399)	(5.4)%
Other operating income, net	104,232	39,461	164.1%
Profit from Operations Before Financing and Taxation	156,497	125,286	24.9%
Finance income	8,581	11,744	(26.9)%
Finance costs	(271,263)	(131,349)	106.5%
Other financial results - Net gain of inflation effects on the monetary items	81,928	—	100.0%
Financial results, net	(180,754)	(119,605)	51.1%
(Loss) / Profit Before Income Tax	(24,257)	5,681	(527.0)%
Income tax Benefit / (Expense)	1,024	6,068	(83.1)%
(Loss) / Profit for the Year	(23,233)	11,749	(297.7)%
Sales of Goods and Services Rendered

Year ended December 31,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2018	155,418	95,403	29,710	1,770	510,938	793,239
2017	197,222	86,478	37,523	1,336	610,619	933,178

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

The decrease in volume of energy sold was due to (a) lower third parties energy purchases from 167.0 MWh during 2017 to 72.0 MWh for 2018; (b) a 10.8% decrease in cogeneration efficiency, from 69.6 MWh per ton during 2017, to 62.1 MWh per ton in 2018, which is primarily due to the fact that: (i) energy consumption in the Angelica mill was higher as a result of the increase in crushing capacity; (ii) during 2018 we adopted a strategy to redirect steam to maximize the production of ethanol, that consumes more energy. This decrease was partially offset by a 7.1% increase in energy prices, from $72.3 per MWh during 2017, to $77.4 per MWh in 2018.
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

•
Sales decreased $41.8 million in our Crops segment mainly driven by: (i) a $9.1 million effect of hyperinflation accounting and translation in 2018 for our Argentine operations; (ii) a 6.5% decrease in the volume of soybean sold, from 282.5 thousand tons in 2017 to 264.1 thousand tons in 2018; and (iii) a 59.5% decrease in the volume of corn sold, from 599.1 thousand tons in 2017 to 242.5 thousand tons in 2018. The decrease in the volume of soybean and corn sold was mainly driven by lower yields, from 2.7 tons per hectare in 2017 to 2.1 tons per hectare in 2018 for soybean and from 5.4 tons per hectare in 2017 to 4.2 tons per hectare in 2018 for corn. Variation in yields was caused by dry weather conditions during January and March of 2018, which is the critical period for water requirement and development of the crops, affecting mainly north and center regions of Argentina, and Uruguay. This decrease was partially offset by (i) higher sales volumes of wheat, from 103.6 thousand tons in 2017 to 174.5 thousand tons in 2018; (ii) higher prices of soybean, from $302.7 per ton in 2017 to $318.9 per ton in 2018 due to higher proportion of FOB sales; (iii) higher prices of corn, from $143.9 per ton in 2017, to $159.3 per ton in 2018; and (iv) greater selling prices of wheat, from $161.5 per ton in 2017 to $187.4 per ton in 2018.

The following table sets forth the breakdown of sales of manufactured products for the years indicated.

	Year ended December 31,			Year ended December 31,			Year ended December 31,
	2018	2017	% Chg	2018	2017	% Chg	2018	2017	% Chg
	(In millions of $)			(In thousands of tons)			(In $ per ton)
Soybean	84.2	85.5	(1.5)%	264.1	282.5	(6.5)%	318.9	302.7	5.4%
Corn (1)	38.6	86.2	(55.2)%	242.5	599.1	(59.5)%	159.3	143.9	10.7%
Wheat (2)	32.7	16.7	95.8%	174.5	103.6	68.4%	187.4	161.5	16.0%
Others	9.0	8.7	3.4%
Adjustments	(9.1)		N/A
Total	155.4	197.2	(21.2)%

(1)	Includes sorghum, popcorn and peanut.

(2)	Includes barley

•
Sales decreased $7.8 million in our Dairy segment mainly caused by (i) a $3.5 million effect of hyperinflation accounting and translation in 2018 for our Argentine operations; (ii) a 20% decrease in fluid milk prices from $0.35 per liter in 2017 to $0.28 per liter in 2018 due to sharp depreciation of the Argentine peso; and (iii) 0.4 thousand tons of powder milk stock build-up during 2018. This decrease was partially offset by (a) higher milk production volumes, from 93.2 million liters in 2017 to 101.3 million liters in 2018 and (b) the $1.8 million derived from electricity sales during 2018 compared to no sales in 2017 as we started to deliver energy from the new bio-digester that transforms effluents from our free stalls into renewal electricity. Higher milk production was due to 8.8% increase in milking cows from 6,967 cows in 2017 to 7,581 cows in 2018, as we finished the construction of our third free stall and started populating it since September 2018.

This was partially offset by:

•
Sales increased $8.9 million in our Rice segment, mainly due to (i) a 29.6% increase in the volume of white rice sold, from 140.5 thousand tons during 2017 to 182.1 thousand tons in 2018; and (ii) a 8.8% increase in the sale of by products, from $17.1 million during 2017 to $18.6 million in 2018. The increase in the volume of white rice sold is mainly due to (a) a 16.9% increase in rice yields, from 5.9 tons per hectare during 2017 to 6.9 tons per hectare in 2018, and (b) a 10.2% increase in industrial efficiency and rice quality, which allowed us to transform 1.77 tons of rough rice into 1 ton of white rice during 2017, and 1.59 tons of rough rice into 1 ton of white rice in 2018. The increase in volumes sold were partially offset by (i) a reduction in average selling prices from $493.8 per ton in 2017 to $447.3 per ton in 2018; and (ii) a $4.6 million effect of hyperinflation accounting and translation in 2018 for our Argentine operations.

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

In the case of our agricultural produce sold to third parties (i.e. soybean, corn, wheat and fluid milk), the value of Cost of Goods and Services Rendered is equal to the value of Sales and Services Rendered. The profit of these products is fully recognized under the line items “Initial recognition and changes in fair value of biological assets and agricultural produce” and “Changes in net realizable value of agricultural produce after harvest.” When the agricultural produce is sold to third parties, we do not record any additional profit or loss as the gain or loss has been recognized.
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
These figures were partially offset by:

•
a $3.9 million increase in our Rice segment, mainly due to the 29.6% increase in volume sold, partially offset by 18.6% lower unitary costs, from $506.1 per ton in 2017 to $411.8 per ton in 2018, due to higher yields and depreciation of the Argentine Peso, coupled with effect of hyperinflation accounting and translation in 2018 for our Argentine operations.

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

•
a $6.3 million decrease in our Dairy segment    , mainly due to the decrease in the recognition at fair value less cost to sell of fluid milk, from $11.8 million in 2017 (of which $9.9 million were realized) to $5.5 million in 2018 (of which $7.9 million were realized), mainly due to (i) 18.3% lower fluid milk prices; and (ii) a $4.0 million lower cow valuation due to effect of hyperinflation accounting and translation in 2018 for our Argentine operations. This decrease was partially offset by the 8.8% increase in milking cows from an average of 6,967 heads in 2017, to an average of 7,581 heads in 2018, which are used to populate free-stall #3.

•
a $6.1 million decrease in our Rice segment, from $10.2 million during 2017 (of which $ 4.9 million were realized) to $4.1 million in 2018 (of which $9.1 million were realized), due to (i) a decrease of $4.8 million caused by effect of hyperinflation accounting and translation in 2018 for our Argentine operations; and (ii) lower recognition at fair value less cost to sell of non-harvested rice, from a gain of $3.7 million in 2017 to a loss of $3.9 million in 2018, mainly explained by normalization of expected yields in comparison with exceptional weather conditions for rice harvest during 2017/2018.

These decreases were partially offset by:

•
A $11.5 million increase in our Crops segment from $17.2 million in 2017 (of which $4.4 million were unrealized) to $28.7 million during 2018 (of which $8.2 million were unrealized). This increase is primarily due to:

- An increase of $23.4 million in the recognition of fair value minus the cost of sell of harvested crops, from $15.2 million in 2017 to $38.6 million in 2018, mainly due to lower production costs in dollar terms, due to the depreciation of the Argentine Peso, partially offset by; (i) a $7.8 million effect of hyperinflation accounting and translation in 2018 for our Argentine operations; and (ii) lower grain production.

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

General and Administrative Expense

Year ended December 31,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
2018	(4,202)	(5,939)	(2,280)	(164)	(25,302)	(18,193)	(56,080)
2017	(2,981)	(4,699)	(1,058)	(174)	(26,806)	(21,581)	(57,299)
Our general and administrative expenses totaled $56.1 million, 2.1% less than 2017. The decrease is mainly explained as a result of the depreciation of the Brazilian Real and the Argentine peso, which was partially offset by the effect of hyperinflation accounting and translation in 2018 for our Argentine operations, which generated an increase in depreciation expenses for Crops, Rice and Dairy segments.
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

•
a $2.1 million decrease in our Crops segment, due to (i) a 16.6% decrease in total segment sales; (ii) no direct exports realized during 2018, compared to 83.7 thousand tons of corn exported in 2017, which generated $0.7 million fobbing costs; and (iii) by effect of hyperinflation accounting and translation in 2018 for our Argentine operations.

These decreases were partially offset by:

•	$0.8 million increase in our Rice segment, due to a 29.6% increase in white rice sales, partially offset by effect of hyperinflation accounting and translation in 2018 for our Argentine operations.
Other Operating Income, Net

Year ended December 31,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	(In thousands of $)
2018	7,163	217	(997)	13,396	48,357	36,227	(131)	104,232
2017	7,719	724	662	(23)	30,419	—	(40)	39,461

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

•
a $9.1 million increase in all other segments related to net gains from the fair value adjustment of investment property, composed of farms under lease agreements, coupled with $2.7 million increase by the effect of hyperinflation accounting and translation in 2018 for our Argentine operations.

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

Income Tax (expense) / benefit
Current income tax benefit totaled a gain of $1.0 million in 2018, which equates to a consolidated effective tax rate of 4.2%. For the fiscal year 2017, we registered an income tax gain of $5.0 million. In 2018, we recorded non-taxable income in the amount of $13.0 million, mainly related to a Complementary Law in Brazil, which allows the Company to consider the Government grant related to the ICMS tax as non-taxable income. This effect was partially offset by an adjustment of $5.8 million related to the effects of the application of IAS 29 on Argentina Shareholders' equity. In 2017, the effective tax rate was 50.0% based on non-deductible expenses in Brazil and Uruguay for an amount of 1.4 million.

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

Years ended December 31, 2019, 2018 and 2017
The table below reflects our statements of Cash Flow for the fiscal years ended December 31, 2019, 2018 and 2017.

	Year ended December 31,
	2019	2018	2017
	(in thousands of $)
Cash and cash equivalents at the beginning of the year	273,635	269,195	158,568
Effect of exchange rate changes and inflation on cash and cash equivalents (d)	(18,896)	(18,297)	(8,337)
Net cash generated from operating activities (a)	322,110	218,513	237,105
Net cash used in investing activities (b)	(248,710)	(174,922)	(188,335)
Net cash used / generated from financing activities (c)	(37,863)	(20,854)	70,194
Cash and cash equivalents at the end of the year	290,276	273,635	269,195

(a) Includes 23,550 and 7,598 of the combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries for 2019 and 2018, respectively.
(b) Includes 3,851 and 4,122 of the combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries for 2019 and 2018, respectively.
(c) Includes (14,340) and (8,231) of the combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries for 2019 and 2018, respectively.
(d) Includes (13,061) and (3,489) of the combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries for 2019 and 2018, respectively.

Operating Activities
Year ended December 31, 2019
For the year ended December 31, 2019, net cash generated by operating activities was $322.1 million . During this year, we generated a net gain of $0.3 million that included non-cash charges relating primarily to depreciation of Property, plant and equipment and Right of use assets for $219.6 million, interest and other financial expenses, net of $62.7 million, foreign exchanges losses for $108.5 million, $15.6 million loss as a result of the reclassification from Equity to Financial results, net in connection with the cash flow hedge accounting, and $92.4 million net gain of inflation effects on the monetary items.
In addition, other changes in operating asset and liability balances resulted in a net decrease in cash of $15.6 million, primarily due to an increase trade and other receivables. During 2019 income tax paid totaled $2.3 million.
The net cash generated by operating activities in 2019 includes $23.6 million of the positive combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries. (See “Item 5. Operating and Financial Review and Prospects-A. Operating Results- Critical Accounting Policies and Estimates”).
Year ended December 31, 2018
For the year ended December 31, 2018,  net cash generated by operating activities was $218.5 million. During this year, we generated a net loss of $23.2 million that included non-cash charges relating primarily to depreciation and amortization of $154.3 million, interest and other financial expenses, net of $44.3 million, $36.2 million gain from the sale of farmland and other assets, $13.4 million net gain from the fair value adjustment of investment properties, $51.5 million gain from derivative financial instruments and forwards, $30.3 million gain from the unrealized portion of “Initial recognition and changes in fair value of biological assets”, $183.2 million foreign exchanges losses, $26.7 million loss as a result of the reclassification from Equity to Financial results, net in connection with the cash flow hedge accounting, and $81.9 million net gain of inflation effects on the monetary items.
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
Year ended December 31, 2017
For the year ended December 31, 2017, net cash generated by operating activities was $237.1 million. During this year, we generated a net income of $15.0 million that included non-cash charges relating primarily to depreciation and amortization of $151.0 million, interest and other financial expenses, net of $53.4 million, $38.7 million gain from derivative financial instruments and forwards, $14.6 million gain from the unrealized portion of “Initial recognition and changes in fair value of biological assets”, $38.7 million foreign exchanges losses, and $20.8 million loss as a result of the reclassification from Equity to Financial Results, net in connection with the cash flow hedge accounting.
In addition, other changes in operating asset and liability balances resulted in a net decrease in cash of $18.7 million, primarily due to an increase the cash collected for the derivative positions. During 2017 income tax paid totaled $2.9 million.
Investing Activities
Year ended December 31, 2019
Net cash used in investing activities totaled $248.7 million in the year ended December 31, 2019, primarily due to $98.6 million related to the renewal and expansion of our sugarcane plantation; $156.6 million, mainly driven by the purchase of agricultural and industrial equipment related to the ongoing investment in the expansion of crushing capacity in Ivinhema and the acquisition of two milk processing facilities, two brands from SanCor and one peanut processing facility. Net inflows from investments activities were related to proceeds from the sale of farmland and other assets for $8.5 million and interest income of $8.1 million.
Net cash used in investing activities includes $3.9 million of the positive combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries.
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
Financing Activities
Year ended December 31, 2019
Net cash used in financing activities was $37.9 million in the year ended December 31, 2019, primarily derived from the incurrence in Brazil of new long term loan by Certificados de Recebíveis do Agronegócio (CRA) for $99.2 million and from the incurrence of short term loan of $194.0 million for our working capital expenditures. All these effects were partially offset by payments of long and short term borrowings for $101.8 million and $127.9 million, respectively. During this period Interest paid net totaled $57.7 million and re-purchase of our own shares totaled $4.3 million.
Net cash used in financing activities includes $14.3 million of the negative combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries.

In December 2019, Adecoagro Vale do Ivinhema placed R$ 400.0 million in Certificados de Recebíveis do Agronegócio (CRA), due in November 2027 and bearing an interest of IPCA (Brazilian official inflation rate) + 3.80% per annum.

Year ended December 31, 2018
Net cash used by financing activities was $20.9 million in the year ended December 31, 2018, primarily derived from the incurrence in Argentina of new long term loan by Rabobank for $50 million and from the incurrence of short term loan of $318.1 million for our working capital expenditures. All these effects were partially offset by payments of long and short term borrowings for $124.3 million and $190.6 million, respectively. During this period Interest paid net totaled $50.0 million and re-purchase of our own shares totaled $15.7 million.
Net cash used in financing activities includes $8.2 million of the negative combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries.
Year ended December 31, 2017
Net cash used in financing activities was $70.2 million in the year ended December 31, 2017 primarily derived from the issuance of senior notes 2027 for $495.7 million and from the incurrence of a new syndicated long term loan by Rabobank and ING among others lenders in the amounts of $232.4 million and short term loan of $106.7 million, respectively. The main use of proceeds of the notes was the prepayment of long-term debt of our Brazilian subsidiaries. Accordingly, payments of long-term borrowings totaled $602.7 million. Interest paid net totaled $41.6 million and re-purchase of our own shares totaled $38.4 million.
Cash and Cash Equivalents
Historically since our cash flows from operations were insufficient to fund our working capital needs and investment plans, we funded our operations with proceeds from short-term and long-term indebtedness and capital contributions from existing and new private investors. In 2011, we raised $421.8 million from an Initial Public Offering (“IPO”) and simultaneous private placement. As of December 31, 2019, our cash and cash equivalents amounted to $290.3 million.
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
Indebtedness and Financial Instruments
The table below illustrates the maturity of our indebtedness (excluding obligations under finance leases) and our exposure to fixed and variable interest rates:

	As of December 31,
	2019	2018
Fixed rate:
Less than 1 year(l)	120,154	105,708
Between 1 and 2 years	46,247	16,287
Between 2 and 3 years	55,453	25,704
Between 3 and 4 years	40,725	43,507
Between 4 and 5 years	10,331	26,415
More than 5 years	595,550	505,456
Total fixed rate:	868,460	723,077
Variable rate:
Less than 1 year(l)	67,924	37,724
Between 1 and 2 years	20,007	17,278
Between 2 and 3 years	7,197	29,861
Between 3 and 4 years	4,692	22,886
Between 4 and 5 years	—	18,251
More than 5 years	—	12,444
Total variable rate:	99,820	138,444
Total:	968,280	861,521
________________________________________________________________________________________________

(1)	The Company plans to partially rollover its short term debt using new available lines of credit, or on using operating cash flow to cancel such debt.

Borrowings incurred by the Company’s subsidiaries in Brazil are repayable at various dates between January 2020 and November 2027 and bear either fixed interest rates ranging from 2.5% to 7.95% per annum or variable rates based on LIBOR or other specific base-rates plus spreads ranging from 5.47% to 8.33% per annum. At December 31, 2019 LIBOR (six months) was 1.91% (2018: 2.88%).

Borrowings incurred by the Company´s subsidiaries in Argentina are repayable at various dates between January 2020 and June 2024 and bear either fixed interest rates ranging from 5.68% and 7.50% per annum or variable rates based on LIBOR or other specific base-rates plus spreads ranging from 4.00% to 4.75% for those borrowings denominated in U.S. Dollar, and a fixed interest rate at 61.00% per annum for those borrowings denominated in Argentine pesos.

Brazilian Subsidiaries
The main loans of the Company’s Brazilian Subsidiaries identified below are:

Bank	Grant date	Nominal amount		Capital outstanding as of December 31				Maturity date	Annual interest rate
				2019			2018
		(In millions)		Millions of Reais		Millions of equivalent Dollars	Millions of equivalent Dollars
Banco Do Brasil (1)	October 2012	R$	130.0	R$	54.2	13.4	18.8	November 2022	2.94% minus 15% of performance bonus
Itau BBA FINAME Loan (2)	December 2012	R$	45.9	R$	6.5	1.6	3.1	December 2022	2.50%
Banco do Brasil / Itaú BBA Finem Loan (3)	September 2013	R$	273.0	R$	66.3	16.5	38.0	January 2023	6.83%
BNDES Finem Loan (4)	November 2013	R$	215.0	R$	83.7	20.8	28.6	January 2023	3.75%
ING Bank N.V. (5)	October 2018	US$	75.0		—	75.0	75.0	October 2023	6.33%
Certificados Recebíveis do Agronegócio (CRA)	December 2019	R$	400.0		—	99.2	—	November 2027	3,8% + IPCA

(1)	Collateralized by (i) a first degree mortgage of the Carmen (Santa Agua) farm; (ii) a first degree mortgage of the Sapálio farm; and (iii) liens over the Ivinhema mill and equipment.

(2)	Collateralized by (i) a first degree mortgage of the Carmen (Santa Agua) farm; (ii) a first degree mortgage of the Sapálio farm; and (iii) liens over the Ivinhema mill and equipment.

(3)
Collateralized by (i) a first degree mortgage of the Carmen (Santa Agua) farm; (ii) a first degree mortgage of the Sapálio farm; (iii) liens over the Ivinhema mill and equipment; and (iv) long term power purchase agreements (PPA).

(4)	Collateralized by (i) liens over the Ivinhema mill and equipment; and (ii) power sales contracts.

(5)	Collateralized by sales contracts.

In December 2019, Adecoagro Vale do Ivinhema placed R$ 400.0 million in Certificados de Recebíveis do Agronegócio (CRA), due in November 2027 and bearing an interest of IPCA (Brazilian official inflation rate) + 3.80% per annum. This debt was issued with no guarantee.
Argentinian Subsidiaries
The principal loan of Adeco Agropecuaria S.A. and Pilaga S.A., our Argentinian Subsidiaries is:

Bank	Grant date	Nominal amount	Capital outstanding as of December 31		Maturity date	Annual interest rate
			2019	2018
		(In millions)	(In millions)	(In millions)
IFC Tranche A (1)	2016	USD 25	US$18	US$23	2023	4.3% per annum
IFC Tranche B (1)	2016	USD 25	US$14	US$21	2021	4% plus LIBOR
Rabobank (2)	2018	USD 50	US$50	US$50	2024	3% plus LIBOR

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
During 2019 and 2018 the Company was in compliance with all financial covenants.

Short-term Debt.
As of December 31, 2019, our short term debt totaled $188.1 million.
We maintain lines of credit with several banks in order to finance our working capital requirements. We believe that we will continue to be able to obtain additional credit to finance our working capital needs in the future based on our past track record and current market conditions.
C.RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
We are involved in rice breeding and development of new varieties with respect to our rice seed business in Argentina. Our efforts are aimed to improve all processes related to the selection of better materials. The objective is to obtain superior cultivars with better yields, industrial performance, commercial quality and culinary parameters, with market demand being the main driver. At the field level, we aim our breeding of new varieties and rice hybrids adapted to local conditions and production parameters. In relation to these objectives, we have concluded agreements with selected research and development institutions such as INTA in Argentina, FLAR and HIAAL in Colombia, EPAGRI, IRGA, BASF and others. Our rice seed research team continuously tests and develops new varieties, applying a highly technified and efficient breeding and selection system. We are currently strengthening our partnership with HIAAL (Híbridos de Arroz para América Latina or Rice Hybrids for Latam) to develop hybrid rice seeds.
Since 2008, we have developed and released four new varieties of rice on the market. The latest released variety, called SCS121 CL, was introduced to the program in 2017 and includes Clearfield® technology, developed in collaboration with BASF, and is tolerant to the herbicides that control harmful weeds. Currently, we have two new cultivars in the registration process and close to be released. We have registered our own varieties of rice seeds with the corresponding Argentine authorities, the National Seed Institute (INASE) and the National Registry of Seed Variety Properties (RNPC). With respect to the intellectual property of our seeds, we operate under the standards of ArPOV (Argentine Association of Plant Variety Protection).
We use our seed varieties on our farms and sell them to rice producers in Argentina, Brazil, Uruguay and Paraguay.
We are also developing Zero Grade Level technology in most of our farms, which help us to reduce water consumption and so energy consumption as well. For hilly farms, we are implementing Polypipe irrigation system, where we can also save water an energy. Additionally, for all the farms, we are developing an Irrigation Surveillance methodology based on the use of Drones, water sensors connected through IoT and digital platforms, from which we expect to improve water management efficiencies and improved rice yield performance. See more details for both cases in “Technology and Best Practices” section.
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
With regards to our Dairy segment in Argentina, we have successfully adapted and implemented the Free Stall model in our operations. Additionally, we have invested in technology to improve the genetics, health and feeding techniques of our cows in order to enhance our milk production. Currently, we are implementing Sexed Semen Technology in all our cows, which is delivering excellent results. The primary goal is to enhance the production of females from our own herd. This allows us to increase the speed-capacity of organic growth by 20% annually, and/or to intensify our cow-genetic selection process. The former being critical to our current Dairy growth project, and the latter being key to improve cow performance (productivity, health, and fertility) (See more details in “Dairy Business” in “Operations and Principal Activities” Section).
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
Currently we are actively involved in the local AgTech (Agricultural digital-based Technology) ecosystems to identify any high-potential Startup that would not only be able to provide alternative solutions for our operations and potentially the market. We are also evaluating potential investment in Startups that fit our business (see “Technology and Best Practices” section)
We do not own any registered patents, industrial models or designs, apart from those described in the first paragraphs of this section.
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
F.TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The following table summarizes our significant contractual obligations and commitments as of December 31, 2019:

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 Years	Total
	(in millions of $)
Borrowings (1)	122.4	154.7	230.1	681.8	1,189.0
Lease liabilities (1)	46.4	52.4	89.3	121.1	309.2
Total	168.8	207.1	319.4	802.9	1,498.2
(1)       Includes interest related to borrowings/finance costs related to lease liabilities

G.SAFE HARBOR
See section entitled “Forward-Looking Statements” appearing on page iv in this annual report.
Item 6.    Directors, Senior Management and Employees
A.DIRECTORS AND SENIOR MANAGEMENT
Board of Directors
The following table sets forth information for our directors as of the date of this annual report:

Name	Position (*)	Date of appointment	Age	Year term expires
Plínio Musetti	Chairman	2020	65	2023
Mariano Bosch	Director /CEO	2020	49	2023
Alan Leland Boyce	Director	2019	59	2022
Andrés Velasco Brañes	Director	2019	58	2022
Daniel González	Director	2020	49	2023
Guillaume Van der Linden	Director	2018	59	2021
Mark Schachter	Director	2018	39	2021
Ivo Andrés Sarjanovic	Director	2018	54	2021
Alejandra Smith	Director	2019	64	2022
Plínio Musetti, Alan Leland Boyce, Guillaume van der Linden, Mark Schachter, Andrés Velasco Brañes, Daniel González , Ivo Andrés Sarjanovic and Alejandra Smith qualify as independent directors in accordance with NYSE standards.
A description of the main tasks currently performed by each director as well as a description of each director’s employment history and education follows:
Plínio Musetti. Mr. Musetti has been a member of the Company’s board of directors since 2011 and an observer since 2010. Mr. Musetti is a Managing Partner of Janos Holding responsible for long term equity investments for Family offices in Brazil, following his role as Partner of Pragma Gestão de Patrimonio, since June 2010. From 2008 to 2009, Mr. Musetti served as the Chief Executive Officer of Satipel Industrial S.A., leading the company’s initial public offering process and aiding its expansion plan and merger with Duratex S.A. From 1992 to 2002, Mr. Musetti served as the Chief Executive Officer of Elevadores Atlas, during which time he led the company’s operational restructuring, initial public offering process and the sale to the Schindler Group. From 2002 to 2008, Mr. Musetti served as a partner at JP Morgan Partners and Chief Executive Officer of Vitopel S.A. (JP Morgan Partners’ portfolio company) where he led its private equity investments in Latin America. Mr. Musetti has also served as a Director of Diagnósticos de America S.A. from 2002 to 2009. In addition, Mr. Musetti is currently serving as a Board member of Raia Drogasil S.A. and Grupo Notredame Intermédica. Mr. Musetti graduated in Civil Engineering and Business Administration from Mackenzie University and attended the Program for Management Development at Harvard Business School in 1989. Mr. Musetti is a Brazilian citizen.
Mariano Bosch. Mr. Bosch is a co-founder of Adecoagro and has been the Chief Executive Officer and a member of the Company’s board of directors since inception (2002). From 1995 to 2002, Mr. Bosch served as the founder and Chief Executive Officer of BLS Agribusiness, an agricultural consulting, technical management and administration company. Mr. Bosch has over 22 years of experience in agribusiness development. He is involved in business organizations such as IDEA, AEA, YPO, AACREA, FPC and AAPRESID. He graduated with a degree in Agricultural Engineering from the University of Buenos Aires. In 2018, he received a Konex award and in 2019, the Businessman of the year Award, by Endeavor. Mr. Bosch is Argentine citizen.
Alan Leland Boyce. Mr. Boyce is a co-founder of Adecoagro and has been a member of the Company’s Board of Directors since 2002 and has been Chairman of the Risk and Commercial Committee since 2011. Mr. Boyce is co-founder and Chairman of Materra LLC, a California based owner and operator of 15,000 acres of farmland where it grows pistachios, dates, citrus and organic vegetables. Since 1985, Mr. Boyce has served as the Chief Financial Officer of Boyce Land Co. Inc., a farmland management company in the United States. Mr. Boyce is co-founder and CEO of Westlands Solar Farms, the only farmer-owned utility scale solarPV developer in California and recently co-founded Prairie Harvest, which has developed efficient hemp growing and harvesting processing in Canada and the USA. Mr. Boyce formerly served as the director of special situations at Soros Fund Management from 1999 to 2007, where he managed an asset portfolio of the Quantum Fund and had principal operational responsibilities for the fund’s investments in South America. Mr. Boyce also served as managing director at Bankers Trust from 1986 to 1999 where he was in charge of fixed-income arbitrage proprietary trading, the bank’s mortgage portfolio and Community Reinvestment Act compliance. In addition, Mr Boyce was senior managing director for investment strategy at Countrywide Financial from 2007 to 2008, and worked at the U.S. Federal Reserve Board from 1982 to 1984. He graduated with a degree in Economics from Pomona College, and has a Masters in Business Administration from Stanford University. Mr. Boyce is an American citizen.
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
Guillaume van der Linden Mr. van der Linden has been a member of the Company’s board of directors since 2009. Since 2007, Mr. van der Linden has been Senior Investment Manager at PGGM Vermogensbeheer B.V., currently responsible for investments in emerging markets local currency sovereign debt. From 1993 to 2007, Mr. van der Linden worked for ING Bank in various roles, including in risk management and derivatives trading. From 1988 to 1993, Mr. van der Linden was employed as a management consultant for KPMG and from 1985 to 1988 as a corporate finance analyst for Bank Mees & Hope. Mr. van der Linden graduated with Masters degrees in Economics from Erasmus University Rotterdam and Business Administration from the University of Rochester. Mr. van der Linden is a Dutch citizen.
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
Ivo Andrés Sarjanovic. Mr. Sarjanovic served for more than 25 years in Cargill International, starting as trader in the Grain and Oilseeds business. While in Cargill he held between years 2000-2011 the position of Vice-president and Global Trading Manager of Oilseeds in Geneva, coordinating worldwide trading and crushing activities, and between 2007-2011 he was also the Africa and Middle East General Manager of Agriculture. From 2011 to 2014 Mr. Sarjanovic held the position of Vice-president and World Manager of Cargill Sugar Operations, playing a leading role in the radical transformation of the organization that led to the strategic decision to spin-off in 2014 the sugar business of Cargill creating Alvean Sugar SL, a joint venture integrated with Copersucar, Brazil. Mr. Sarjanovic served as the Chief Executive Officer of Alvean until 2017, during which time he led the company to become the biggest sugar trader in the world. Mr. Sarjanovic is currently non executive director in Sucafina and is serving lectures of “Agricultural Commodities” at the University of Geneva, University Di Tella and Austral. Mr. Sarjanovic

holds a B.A. in Economic Sciences, major in Accounting, from the National University of Rosario, Argentina and a Master in Economics from the University Francisco Marroquin. Additionally, he completed executive studies at IMD in Lausanne, at Oxford University and at Harvard Business School, and was a PhD candidate in Economics at New York University. Mr. Sarjanovic is an Argentine/Italian/Swiss citizen.
Alejandra Smith. Ms. Smith is the founder of Edge Consultants, a management consulting firm, which helps its clients grow their businesses´ market share profitability, by leveraging strategic and operational expertise. Ms. Smith began her career in Procter & Gamble in 1983, where she acted as Director of the Health & Beauty Business Unit. She held posts in Mexico, Canada and throughout Latin America. In 1994 Ms. Smith joined PepsiCo, initially co-leading the beverages Go to Market technological transformation in the USA. She was later appointed to the team in charge of the M&A of bottlers in Mexico, the largest international division, where she also established a profitable bottled water category. Subsequently, Ms. Smith transferred to the company's Snacks & Food Division to work in the Latin America and Asia Pacific regions as Commercial SVP and Quaker CEO. Ms. Smith worked for two multinational Fortune 100 Companies across the Americas and Asia Pacific. Ms. Smith concurrently serves as an independent member of the board of directors of BEPENSA (where she serves as president of the Compensation and Evaluation Committee), Zurich, City Express and Corona. Ms. Smith is fully bicultural and bilingual, holds degrees in Business Administration & Economics from the Instituto Tecnológico Autónomo de Mexico ( ITAM ). Ms. Smith is a Mexican citizen.
Executive Officers
The following table shows certain information with respect to our senior management as of the date of this annual report:

Name	Position	Year Designated	Age
Mariano Bosch	Chief Executive Officer & Co-founder	2002	49
Carlos A. Boero Hughes	Chief Financial Officer	2008	53
Emilio F. Gnecco	Chief Legal Officer	2005	44
Renato Junqueira Santos Pereira	Director of Sugar and Ethanol Operations	2014	42
Mario José Ramón Imbrosciano	Director of Business Development	2003	49
Leonardo Berridi	Country Manager for Brazil	2004	59
Ezequiel Garbers	Country Manager for ARG/URU & Co-founder	2004	52
Pilar Lacoste	Director of Consumer Products	2019	41
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
Leonardo Raúl Berridi. Mr. Berridi is our Country Manager for Brazil and, prior to the Reorganization, had been Adecoagro’s Country Manager for Brazil since the beginning of its operations in Brazil and a member of Adecoagro’s Senior Management since 2004. He coordinates all of our operations and human resources development activities in Brazil. Mr. Berridi has over 36 years of international experience in agricultural business. Prior to joining us, Mr. Berridi was Vice President of Pago Viejo S.A., a company dedicated to agriculture production and dairy farming in in the humid pampas of argentina, Argentina. He also worked for Trans-Continental Tobacco Corporation as Chief Operating Officer of Epasa (Exportadora de Productos Agrarios S.A.), a company dedicated to producing, processing and exporting tobacco in the north east and north west of Argentina, and Production Manager of World Wide Tobacco España S.A. in the Caceres and Zamora provinces in Spain. Mr. Berridi holds a degree in Forestry Engineering from the Universidad Nacional de La Plata.
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

B.COMPENSATION
Compensation of Directors and Executive Officers
The compensation of the Company’s directors is approved annually at the ordinary general shareholders’ meeting. For 2019, the aggregate compensation earned by our directors amounted to a grant of up to a total of 55,552 restricted stock shares and $500 thousand in cash. These figures do not include Mr. Mariano Bosch´s compensation in cash nor in restricted shares, which he declined. For year 2020, the aggregate compensation approved to be earned by our directors amounted to a grant of up to a total of 53,976 restricted stock shares and $500 thousand in cash. These figures do not include Mr. Mariano Bosch’s compensation in cash nor in restricted shares, which he declined.
The aggregate compensation package of our executive officers for year 2019 amounted to $1,362,752 in cash and 317,302 restricted shares granted to our senior management. These grants were made under the Adecoagro Amended and Restated Restricted Share and Restricted Stock Unit Plan, as amended. See “—E. Share Ownership—Share Options and Restricted Share and Restricted Stock Unit Plan”. Annual cash bonuses are designed to incentivize our named executive officers at a variable level of compensation based on the Company’s financial and operating performance and each executive’s individual performance. Annual executive cash bonuses and stock unit awards are impacted by seniority and individual executive performance. 80% of variable performance is related to achievement of financial targets consisting of Adjusted EBITDA, Net Income, Adjusted Net Cash Flow from Operations, Cash Earnings and Return on Invested Capital. The remaining 20% is based on the achievement of individual objectives and by evaluating each executive’s level of proficiency in the following competencies: general characteristics, teamwork, professional competencies, environmental and social commitment, problem solving and thinking skills and managerial skills. In the past, actual bonus amounts have been determined shortly after fiscal year end. Our Chief Executive Officer presents the final calculation of the annual cash bonuses for our named executives to the Compensation Committee of the board of directors. The Compensation Committee then reviews actual Company and individual performance, and determines the amount payable consistent with the attainment of such individual’s performance based on the above criteria.
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
Compensation Committee
The Company has a Compensation Committee that reviews and approves the compensation and benefits of the executive officers and other key employees, and makes recommendations to the board of directors regarding principles for compensation, performance evaluation, and retention strategies. It is responsible for administering our share option plans and our restricted share and restricted stock unit plan for executive officers and other key employees. See “—E. Share Ownership—Share Options and Restricted Share and Restricted Stock Unit Plan.” The committee has the discretion to interpret and amend the Plan, and delegate to the Chief Executive Officer the right to award equity-based compensation to executive officers and other key employees. The committee meets at least once a year and as needed on the initiative of the Chief Executive Officer or at the request of one of its members. The members of the Compensation Committee, appointed pursuant to board resolutions dated May 19, 2019, are Mr. Guillaume van der Linden (Chairman),Mr. Daniel González and Mr. Plínio Musetti.
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
The committee meets at least four times a year and as often as deemed necessary or appropriate in its judgment. The members of the Risk and Commercial Committee appointed by the board meeting held on May 19, 2019 are Mr. Ivo Andrés Sarjanovic (Chairman), Mr. Andrés Velasco Brañes and Mr. Guillaume van der Linden.
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
The committee meets at least four times a year and as often as deemed necessary or appropriate in its judgment. The members of Strategy Committee appointed by the board meetings held on May 19, 2019 are Mr. Plínio Musetti (Chairman), Mr. Alan Leland Boyce, Ms. Alejandra Smith and Mr. Daniel Gonzalez.

D.EMPLOYEES
Employees
On December 31, 2019, we had 8,237 employees, of whom 92% were unionized. Approximately 5% of our workforce is comprised of temporary workers. We comply with all labor laws. Historically, we have had a positive relationship with the trade unions.
The following table sets forth our number of employees by each of our business segments:

	As of December 31,
	2019	2018	2017
Farming and Land Transformation	1,627	1,136	1,137
Sugar, Ethanol and Energy	5,805	5,859	6,428
Administrative	805	795	761
Total	8,237	7,790	8,326
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
The number of ordinary shares reserved and available for issuance under the 2004 Plan and the 2007/2008 Plan are 1,634,196 and 128,037, respectively. Shares subject to awards that become forfeited, cancelled, expired, withheld upon exercise, reacquired by the Company prior to vesting or otherwise terminated will again be available for future awards under the Option Plans.
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
On March 10, 2020, the Plan was once again amended by the Board of Directors to increase the number of common shares available for issuance with respect to which awards may be made by 780,000 common shares. Currently, the maximum number of common shares with respect to which awards may be made under the Plan is equal to 5,508,930 common shares inclusive of such Shares that are subject to outstanding grants of Awards. To the extent any award under the Plan is canceled, expired, forfeited, surrendered settled in cash, or otherwise terminated without delivery of shares the shares retained by or returned to the Company will again be available for future awards under the Plan. The shares available for issuance as well as outstanding awards under the Plan are subject to adjustment in the event of a reorganization, stock split, merger or similar change. Under the Plan, as of the date of this annual report, 3,188,536 ordinary shares had been issued to directors, senior management and employees.
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

Item 7.    Major Shareholders and Related Party Transactions
A.MAJOR SHAREHOLDERS
The following table sets forth the beneficial ownership of our shares for each person known to us to own beneficially at least 5% of our common shares and our directors and executive officers, based on the information most recently available to the Company, as of April 23, 2020.
As of April 23, 2020, we had 117,812,864 outstanding shares. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days from April 23, 2020, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Number	Percent
Principal Shareholders:
Al Gharrafa Investment Company (1)	15,983,265	13.6%
Stichting Pensioenfonds Zorg en Welzijn (2)	15,381,385	13.1%
Route One Investment LP (3)	14,444,844	12.3%
EMS Capital LP (4)	11,781,655	10.0%
Brandes Investment Partners LP (5)	9,107,465	7.7%
Directors, Executive Officers and Company's employees as a Group*	5,721,788	4.8%
________________________________________________________________________________________________
* No single beneficially owns more than 1% based on the total number of outstanding shares.

(1)	The address of Al Gharrafa Investment Company is C/O Intertrust Corporate Services (Cayman) Limited, 190 Elgin Street, George Town, Grand Cayman, KY1-9005, Cayman Islands.

(2)	The address of Stichting Pensioenfonds Zorg en Welzijn is P.O. BOX 4001 NL-3700 KA Zeist The Netherlands.

(3)	The address of Route One Investment LP is 1 Letterman Drive, Building D, Suite 200, San Francisco, CA 94129, United States.

(4)	The address of EMS Capital LP is 767 Fifth Avenue 46th floor, New York, NY 10153.

(5)	The address of Brandes Investment Partners LP is 11988 El Camino Real, Suite 600, PO Box 919048, San Diego, CA 92130-9048, United States.

As of April 23, 2020, 56,442,460 shares, representing 48.0% of our outstanding common shares were held by United States record holders.
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
Agriculture Partnership Agreements
Some of our agriculture partnership agreements are entered into with certain minority shareholders of the Company, for a total of 9,946.7 hectares. For the years ended December 31, 2019, 2018, 2017 and 2016, we recorded other net amount (payables) or receivables for payments in advance amounting to $(0,819) million, $(0.2) million, $(0.4) million and $(0.7) million, respectively, and recognized expenses amounting to $2.3 million, $3.3 million and $2.9 million, respectively, in connection with these agreements.

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
To see a summary of the balances and transactions with related parties, please see Note 32 to our Consolidated Financial Statements.
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
In Argentina and Brazil we are engaged in several legal proceedings, including tax, social security, labor, civil, environmental, administrative and other proceedings, for which we have established provisions in an aggregate amount of $3.1 million as of December 31, 2019. In addition, there are currently certain legal proceedings pending in which we are involved for which we have not established provisions. In the opinion of our management, the ultimate disposition of any threatened or pending matters, either individually or on a combined basis, will not have a material adverse effect on our combined financial condition, liquidity, or results of operations other than as described below.
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
Item 9.    The Offer and Listing
A.OFFER AND LISTING DETAILS
Our common shares have been listed on the NYSE under the symbol “AGRO” since January 28, 2011. As of the date of this report, our issued share capital amounts to $183,572,723, represented by 122,381,815 (of which 5,295,765 were treasury shares as of December 31, 2019) shares with a nominal value of $1.50 each. All issued shares are fully paid up.

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

Share Capital
As of December 31, 2019 our issued share capital amounted to $183,572,722.50, represented by 122,381,815 shares in issue (of which 4,643,396 were treasury shares) with a nominal value of $1.50 each. All issued shares are fully paid up.
As of December 31, 2019 there were 117,086050 common shares outstanding.
We have an authorized unissued share capital of $220,287,267, including the issued share capital as of April 15, 2020 of $183,572,722.50 and are authorized to issue up to 146,858,178 shares of a nominal value of $1.50 each (taking into account the shares issued as of April 15, 2020) out of such authorized share capital. Our authorized unissued share capital as of April 15, 2020 is $36,714,544.50.
Our articles of incorporation authorize the board of directors to issue shares within the limits of the authorized un-issued share capital at such times and on such terms as the board or its delegates may decide for a period ending on April 10, 2025 (unless it is extended, amended or renewed and we currently intend to seek renewals and/or extensions as required from time to time). Accordingly, the board may issue shares within the limits of the authorized (unissued) share capital against contributions in cash, contributions in kind or by way of incorporation of available reserves at such times and on such terms and conditions, including the issue price, as the Board of Directors or its delegate(s) may in its or their discretion resolve while reserving a preemptive subscription right to existing shareholders for any issue of shares.
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
We have currently an authorized unissued share capital of $220,287,267, including the issued share capital as of December 31, 2019 of $183,572,722.50, and are authorized to issue up to 146,858,178 shares of a nominal value of $1.50 each (taking into account the shares already issued) out of such authorized share capital. As of April 15, 2020 the un-issued share capital was $36,714,544.50. Our board has been authorized to issue shares within the limits of the authorized un-issued share capital at such times and on such terms as the board or its delegates may decide for a period ending on April 10, 2025 (unless it is extended, amended or renewed and we currently intend to seek renewals and/or extensions as required from time to time).
Further, on April 15, 2020 the extraordinary meeting of shareholders adjusted the authorized un-issued share capital from the amount of $3,000,000,000 represented by two billion 2,000,000,000 shares of a nominal value of $1.50 each to $220,287,267 represented by 146,858,178 shares of a nominal value of $1.50 each (which includes the issued share capital) and extended the validity period for 5 more years; until April 10, 2025. The extraordinary meeting of shareholders also resolved that the board may issue shares up to the total number of authorized un-issued shares until the latter date against contributions in cash or by way of incorporation of available reserves at such times and on such terms and conditions, including the issue price, as the Board of Directors or its delegate(s) may in its or their discretion resolve while reserving a preemptive subscription right to existing shareholders for any issue of shares.
Our articles provide that no fractional shares may be issued.
Our shares have no conversion rights and there are no redemption or sinking fund provisions applicable to our common shares.
Preemptive Rights
Holders of our shares have a pro rata preemptive right to subscribe for any new shares issued for cash consideration. Our articles provide that in the event of an increase of the issued share capital by the board of directors within the limits of the authorized un-issued share capital preemptive rights shall always be reserved.
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
A share repurchase program was approved by the board of directors of the Company on September 12, 2013 to acquire up to 5% of the total outstanding share capital of the Company to be held as treasury shares (the “Share Repurchase Program”). The Share Repurchase Program was implemented in compliance with the authorization granted by the general meeting of shareholders of the Company, any applicable law, rules or regulations described above and the following limits approved by the board of directors of the Company. The Share Repurchase Program was approved for a period of 12 months from September 23, 2014 (the date of its announcement) or until reaching the maximum number of shares authorized under the Share Repurchase Program, whichever occurs first. In April 4, 2017, the board of directors amended the Share Repurchase Program to include repurchases under Open Market Transactions, in reliance on the “safe harbour” from liability for manipulation provided by Rule 10b-18 of the Securities Exchange Act and in privately negotiated transactions. The Share Repurchase Program was renewed by decision of the Board of Directors on August 13, 2019 for an additional period of 12 months, ending on September 23, 2020 or until reaching the maximum number of shares authorized under the Program, whichever occurs first.
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
C.MATERIAL CONTRACTS
See “Item 4. Information on the Company—B. Business Overview.”

D.EXCHANGE CONTROLS
In 1991, the Argentine Convertibility Law established a fixed exchange rate according to which the Argentine Central Bank was statutorily obliged to sell U.S. dollars to any individual at a fixed exchange rate of Ps.1.00 per US$1.00. In 2001, Argentina experienced a period of severe political, economic and social crisis, and on January 6, 2002, the Argentine congress enacted the Public Emergency Law abandoning more than ten years of fixed Peso-U.S. dollar parity. After devaluing the Peso and setting the official exchange rate at Ps.1.40 per US$1.00, on February 11, 2002, the Argentine government allowed the Peso to float. The shortage of U.S. dollars and their heightened demand caused the Peso to further devaluate significantly in the first half of 2002. Due to the deterioration of the economic and financial situation in Argentina during 2001 and 2002, in addition to the abandonment of the Peso-U.S. dollar parity, the Argentine government established a number of monetary and currency exchange control measures, including a partial freeze on bank deposits, the suspension on payments of its sovereign foreign debt, restrictions on the transfer of funds out of, or into, Argentina, and the creation of the Single Free Foreign Exchange Market (“Mercado Único y Libre de Cambios”, or the “FX Market”) through which all purchases and sales of foreign currency must be made. The Argentine Central Bank may indirectly affect this market through its active participation.
Although since 2003 these restrictions had been progressively eased to some extent, as a consequence of the increase of the demand in Argentina for U.S. dollars and the capital flow out of Argentina, the Argentine government imposed during 2011 some additional restrictions on the transfer of funds from Argentina and reduced the time required to comply with the mandatory transfer of funds into Argentina.
Most foreign exchange restrictions and restrictions on transfer of funds into and out of Argentina that had been enacted since 2011, were lifted by the Macri administration in December 2016, reestablishing Argentine residents’ rights to purchase and remit outside of Argentina foreign currency with no maximum amount and without specific allocation or prior approval.
Given the foreign exchange crisis after the primary elections that were held in Argentina in August 2019, the uncertainties on the presidential elections in October 2019, and the measures to be adopted by the potential new administration, the Macri Administration, by means of Decree No. 609/2019 (“Decree 609”) reinstated rigid restrictions and foreign exchange controls to be implemented from September 1, 2019 and effective until December 31, 2019, which were then extended and are in force as of the date of this report.
Pursuant to these measures:
•The exchange controls were reinstated.
•Argentine individuals must obtain prior approval from the Argentine Central Bank for the creation of external assets, the remittance of family aid and for entering into derivative transactions, in case the aggregate amount of the above-mentioned transactions exceeds the equivalent of US$ 200 per month in all entities licensed to operate in foreign exchange transactions.
•Export of services: the collections of foreign currency by Argentine residents out of Argentina for the export of services are subject to mandatory repatriation within the 5 consecutive days computed from the date of payment or collection.
•Import of services: access to the FX Market is granted for the payment of debts related to the import of services if the compliance with the foreign indebtedness information regime before the Argentine Central Bank is proved.
•Financial foreign indebtedness: for new financings as from September 2, 2019, the obligation to transfer to Argentina and sell for Argentine pesos in the FX Market is required to access the FX Market to pay principal and interest.
•Dividends and earnings: access to the FX Market is granted for payments under these concepts as from January 17, 2020, in an amount that (including the amount of the payment being made at the time of the access) does not exceed 30% of the value of new capital contributions of foreign direct investments. These contributions must be made to the local company and must be transferred to Argentina and sold for Argentine pesos through the FX Market as from such date.
•All the cases not described in the Argentine Central Bank regulations will require the prior approval of the Argentine Central Bank.
•Export of goods: collections shall be transferred and sold for Argentine pesos in the FX Market the terms described in the regulations, depending on the type of good.

•Import of goods: access to the FX Market is granted for the payment of import of goods when certain conditions are met.
•The access to the FX Market for the purchase of foreign currency for any of the payments described above is subject to the compliance with the foreign indebtedness information regime before the Argentine Central Bank.
On December 5, 2019, the Argentine Central Bank issued Communique “A” 6844, by means of which it provided a consolidated text containing all measures adopted since the reinstatement of the foreign exchange controls as from September, 2019.
On December 28, 2019, the Fernández Administration, through Decree No. 91/2019 (“Decree 91”), amended Article 1 of Decree 609, which provided that, until December 31, 2019, the exchange value (“contravalor”) of export of goods and services must be transferred to Argentina and sold for Pesos in the FX Market. By means of this amendment, such obligation was extended over time, with no expiration date. The recitals of Decree 91 state that the continuity of said obligations is necessary since the economic-financial situation that motivated the issuance of Decree 609 has not been overcome.
Furthermore, the Argentine Central Bank, through Communique “A” 6854 of December 27, 2019, extended, as from December 31, 2019 and with no expiration date, the effectiveness of foreign exchange regulations which does not correspond to the obligation to transfer to Argentina and sell in the FX Market the collection of exports of goods and services. Lastly, in line with Decree 91, the Argentine Central Bank issued Communique “A” 6856 by means of which, it extended, as from December 31, 2019 and with no expiration date, the effectiveness of foreign exchange regulations relating to the obligation to transfer to Argentina and sell in the foreign exchange market the exchange value (“contravalor”) of exports of goods and services.
Foreign indebtedness information regime
Communique “A” 6401 of the Argentine Central Bank established a reporting regime applicable as of December 31, 2017 for individuals, entities and estates residing in Argentina (the “Obliged Subjects”). The Obliged Subjects must file annual and quarterly or only annual statements with the Argentine Central Bank if the sum of their flows regarding foreign assets and liabilities during the previous calendar year, or their balance of foreign assets and liabilities at the end of the previous calendar year amount to:

•
US$ 50,000,000 or more, in which case a quarterly statement must be filed in advance at each quarter, in addition to the annual statement (which may in turn complement and/or ratify the quarterly statements).

•	Between US$ 10,000,000 and US$ 50,000,000, in which case only an annual statement must be filed.

•	Between US$ 1,000,000 and US$ 10,000,000, in which case only an annual statement must be filed, with an option to use a simplified version of the statement.
The deadlines for submitting the statements will be of 180 calendar days as from the end of the calendar year for annual statements, and 45 calendar days as from the end of the respective quarter for quarterly statements.
Communique “A” 6401 also provides certain definitions and clarifications regarding the five items to be informed, and some concepts such as “residence” and “foreign assets or liabilities”.
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
Luxembourg resident corporate holders
Capital gains realized upon the disposal of shares by a fully taxable resident corporate holder will in principle be subject to corporate income tax and municipal business tax. The combined applicable rate (including an unemployment fund contribution) is 24.94% for the fiscal year ending 2020 for a corporate holder established in Luxembourg-City. An exemption from such taxes may be available to the holder pursuant to article 166 of the Luxembourg Income Tax Law subject to the fulfilment of the conditions set forth therein. The scope of the capital gains exemption can be limited in the cases provided by the Grand Ducal Decree of December 21, 2001.
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
United States Federal Income Taxation of the Company
Our business assets and properties are located, and all of our employees and executives are based outside the United States. Our business is directly conducted through operating companies organized under the laws of countries other than the United States. These non-U.S. operating companies are indirectly owned by Adecoagro LP SCS, a holding company which is a societe commandite simple organized under the laws of Luxembourg. As a partnership that is not engaged in a trade or business within the United States within the meaning of section 864 of the Internal Revenue Code, Adecoagro LP SCS is not itself subject to U.S. federal net income taxes. We acquired approximately 98 percent of Adecoagro LP SCS´s, predecessor company, IFH, prior to undertaking the IPO in exchange for our stock.
Under rules to prevent expatriation of and by U.S. corporations and certain U.S. partnerships under Internal Revenue Code section 7874(b), we would be treated as a U.S. domestic corporation if for this purpose (i) we were deemed to have acquired substantially all of the assets constituting the trade or business of a U.S. domestic partnership and (ii) former members of IFH were deemed to own at least 80% of our stock by reason of the transfer of those trade or business assets (ignoring stock issued in the IPO for purposes of the 80% threshold) and (iii) we were found not to conduct substantial business activities in Luxembourg. In that event, we would be subject to U.S. federal net income tax on our worldwide income and dividends we pay to non-U.S. shareholders would be subject to U.S. federal withholding tax at a 30% rate (subject to reduction, to the extent the beneficial owner of the dividend is entitled to claim a reduced rate of withholding under an applicable income tax treaty).
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

If a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) owns our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partnership that owns our common shares, and partners in such a partnership, should consult their own tax advisors regarding their specific tax situations, including the potential impact of the Act.
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
Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.
Item 15.    Controls and Procedures
a) Disclosure Controls and Procedures
Our company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, of the effectiveness of our disclosure controls and procedures as of December 31, 2019. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on this evaluation, our company’s Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective as of December 31, 2019.
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
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedure may deteriorate. The Company, with the participation of its Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019.
We assessed the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2019. In making this assessment, management used the criteria established in “Internal Control — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). As a result of this assessment, the Company’s management has determined that the Company’s internal control over financial reporting was effective as of December 31, 2019.
c) Attestation Report of the Registered Public Accounting Firm
The effectiveness of the Company’s internal control over financial reporting as of December 31, 2019 has been audited by Price Waterhouse & Co S.R.L, an independent registered public accounting firm, our independent auditor, as stated in their report which is included herein at page F-2 of our Consolidated Financial Statements.
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

	For the year ended December 31,
	(in thousands of $)
	2019	2018
Audit Fees(1)	1,288	1,282
Total	1,288	1,282

(1)
“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our consolidated financial statements and internal control over financial reporting of the Company, the statutory financial statements of the Company and its subsidiaries, and any other audit services required for the SEC or other regulatory filings.

During the fiscal year ended December 31, 2019 and 2018, no non-audit-related services were provided by our principal auditors.
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
D.Exemptions from the Listing Standards for Audit Committees
Not applicable.

E.Purchases of Equity Securities by the Issuer and Affiliated Purchasers

	(a) Total Number of Shares (Units) Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that may yet be Purchased Under the Plans or Programs
09/1/2013-12/31/2013	654,454	7.71	654,454	5,861,397
1/1/2014-8/31/2014	1,692,139	7.81	1,692,139	4,591,949
9/1/2015-10/31/2015	37,500	7.96	37,500	6,025,916
9/1/2016-12/31/2016	456,732	10.67	456,732	5,929,278
1/1/2017-12/31/2017	3,849,445	10.29	3,849,445	5,010,777
1/1/2018-4/26/2018	1,613,584	9.07	1,613,584	1,658,228
8/28/2019-8/30/2019	42,098	5.66	42,098	5,785,687
9/3/2019-9/30/2019	255,634	5.86	255,634	5,530,053
10/1/2019-10/30/2019	288,466	5.98	288,466	5,585,760
11/26/2019-11/29/2019	30,000	6.86	30,000	5,555,760
12/2/2019-12/11/2019	80,000	7.29	80,000	5,475,760
2/2/2020-2/11/2020	54,800	7.21	54,800	5,420,960
3/16/2020-3/19/2020	230,259	4.30	230,259	5,190,701
Total	9,285,111	7.44	9,285,111
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
H.Mine Safety Disclosure
Not applicable.
PART III

Item 17.	Financial Statements

We have responded to Item 18 in lieu of responding to this item.

Item 18.	Financial Statements.

See pages F-1 through F-87 of this annual report.

Item 19.	Exhibits

Exhibit Number	Description
1.1	Amended and Restated Articles of Association of Adecoagro S.A. dated April 15, 2020.

2.1	Description of Capital Stock

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

8.1	Subsidiaries of Adecoagro S.A. as of April 28, 2020.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Cushman & Wakefield Argentina S.A.

15.2	Consent of Price Waterhouse & Co. S.R.L.

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Adecoagro S.A.

/s/ Mariano Bosch
Name: Mariano Bosch
Title: Chief Executive Officer
Date: April 28, 2020

Adecoagro S.A.

Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Adecoagro S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Adecoagro S.A. and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Changes in Accounting Principles

As discussed in Note 35.1 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019 and the manner in which it accounts for property, plant and equipment in 2018.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of Level 3 Biological Assets

As described in Notes 16, 34 (b) and 35.11 to the consolidated financial statements, the total fair value of the Company’s level 3 biological assets related to sown land - crops, sown land - rice and sown land - sugarcane was US$ 115 million at December 31, 2019. Fair value of these biological assets is determined by management using a discounted cash flows model which requires the input of highly subjective assumptions including significant unobservable inputs. The discounted cash flow model included significant judgements and assumptions relating to management’s cash flow projections including future market prices, estimated yields at the point of harvest, estimated production cycle, future costs of harvesting and others cost and estimated discount rate.

The principal considerations for our determination that performing procedures relating to the valuation of the Company’s level 3 biological assets related to sown land - crops, sown land - rice and sown land - sugarcane is a critical audit matter are there was significant judgment by management when developing the fair value measurement. This in turn led to a high degree of auditor judgement, subjectivity, and effort in performing procedures to evaluate management’s cash flow projections and significant assumptions including future market prices, estimated yields at the point of harvest, estimated production cycle, future costs of harvesting and others cost and estimated discount rate. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of the Company’s level 3 biological assets related to sown land - crops, sown land - rice and sown land - sugarcane. These procedures also included, among others, evaluating the significant assumptions and methods used by management in developing the fair value measurement including future market prices, estimated yields at the point of harvest, estimated production cycle, future costs of harvesting and others cost and estimated discount rate. Evaluating management’s assumptions involved evaluating whether these assumptions were reasonable considering the consistency with external information and past records and testing management’s sensitivity analysis of certain significant assumptions. Professionals with specialized skill and knowledge were used to assist in the evaluation of certain significant assumptions, including estimated yields at the point of harvest and estimated production cycle.

Property, Plant and Equipment and Goodwill Impairment Assessment- Cash Generating Units with Allocated Goodwill in Brazil

As described in Notes 12, 15, 34 (a) and 35.10 to the consolidated financial statements, the Company’s consolidated property, plant and equipment and goodwill balances at December 31, 2019 were US$ 1,493 million and US$ 20 million, respectively, of which US$ 652 million was allocated to the cash generating units with allocated goodwill in Brazil. The Company conducts an impairment test as of September 30 of each year, or more frequently if events or changes in circumstances indicate that the carrying value of the asset or cash generating unit may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of the asset or cash generating unit exceeds its recoverable amount. The recoverable amounts are estimated for individual assets or, where an individual asset does not generate cash flows independently, the recoverable amount is estimated for the cash generating unit to which the asset belongs. The recoverable amount of the asset or the cash generating unit is the higher of the fair value less costs to sell and value in use. The recoverable amount of cash generating units with allocated goodwill in Brazil was determined based on value in use calculations. The determination of the value in use calculation required the use of significant estimates and assumptions related to management’s cash flow projections, including yield average growth rates, future pricing increases, future cost decrease, discount rates and perpetuity growth rate.

The principal considerations for our determination that performing procedures relating to the impairment assessment of property, plant and equipment and goodwill associated with the cash generating units with allocated goodwill in Brazil is a critical audit matter are there was significant judgment by management when developing the value in use calculation of these cash generating units. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s cash flow projections and significant assumptions, including yield average growth rates, future pricing increases, future cost decrease, discount rates and perpetuity growth rate. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment assessment of property, plant and equipment and goodwill associated with the cash generating units with allocated goodwill in Brazil, including controls over the valuation of the Company’s cash generating units. These procedures also included, among others, testing management’s process for developing the estimate; evaluating the appropriateness of the discounted cash flow model; testing the completeness, accuracy, and relevance of underlying data used in the model; and evaluating the significant assumptions used by management, including yield average growth rates, future pricing increases, future cost decrease, discount rates and perpetuity growth rate. Evaluating management’s assumptions related to yield average growth rates, future pricing increases, future cost decrease, discount rates and perpetuity growth rate involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the cash generating units, (ii) the consistency with external market and industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and certain significant assumptions, including the discount rate.

Buenos Aires, Argentina.
April 28, 2020.

/s/ PRICE WATERHOUSE & CO. S.R.L.
/s/ Jorge Federico Zabaleta (Partner)
Jorge Frederico Zabaleta

We have served as the Company’s auditor since 2008.

Legal information

Denomination: Adecoagro S.A.

Legal address: Vertigo Naos Building, 6, Rue Eugène Ruppert, L-2453, Luxembourg

Company activity: Agricultural and agro-industrial
Date of registration: June 11, 2010
Expiration of company charter: No term defined
Number of register (RCS Luxembourg): B153.681
Issued Capital Stock: 122,381,815 common shares
Outstanding Capital stock: 117,086,050 common shares
Treasury shares: 5,295,765 common shares

Adecoagro S.A.
Consolidated Statements of Income
for the years ended December 31, 2019, 2018 and 2017
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2019	2018	2017
Sales of goods and services rendered	4	887,138	793,239	933,178
Cost of goods sold and services rendered	5	(671,173)	(609,965)	(766,727)
Initial recognition and changes in fair value of biological assets and agricultural produce	16	68,589	16,195	63,220
Changes in net realizable value of agricultural produce after harvest		1,825	(909)	8,852
Margin on manufacturing and agricultural activities before operating expenses		286,379	198,560	238,523
General and administrative expenses	6	(57,202)	(56,080)	(57,299)
Selling expenses	6	(106,972)	(90,215)	(95,399)
Other operating income, net	8	(822)	104,232	43,763
Profit from operations		121,383	156,497	129,588
Finance income	9	9,908	8,581	11,744
Finance costs	9	(202,566)	(271,263)	(131,349)
Other financial results - Net gain of inflation effects on the monetary items	9	92,437	81,928	—
Financial results, net	9	(100,221)	(180,754)	(119,605)
Profit / (Loss) before income tax		21,162	(24,257)	9,983
Income tax (expense) / benefit	10	(20,820)	1,024	4,992
Profit / (Loss) for the year		342	(23,233)	14,975

Attributable to:
Equity holders of the parent		(772)	(24,622)	13,198
Non-controlling interest		1,114	1,389	1,777

(Loss) / Earnings per share from operations attributable to the equity holders of the parent during the year:
Basic earnings per share	11	(0.007)	(0.211)	0.109
Diluted earnings per share	11	(0.007)	(0.211)	0.108

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Comprehensive Income
for the years ended December 31, 2019, 2018 and 2017
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	2019	2018	2017
Profit / (Loss) for the year	342	(23,233)	14,975
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	(27,828)	(121,296)	(21,233)
Cash flow hedge, net of income tax (Note 2)	(19,420)	(32,195)	12,608
- Items that will not be reclassified to profit or loss:
Revaluation surplus net of income tax (Note 12, 14)	(31,929)	405,906	—
Other comprehensive (loss) / income for the year	(79,177)	252,415	(8,625)
Total comprehensive (loss) / income for the year	(78,835)	229,182	6,350

Attributable to:
Equity holders of the parent	(75,437)	213,641	6,322
Non-controlling interest	(3,398)	15,541	28

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Financial Position
as of December 31, 2019 and 2018
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2019	2018
ASSETS
Non-Current Assets
Property, plant and equipment	12	1,493,220	1,480,439
Right of use assets	13	238,053	—
Investment property	14	34,295	40,725
Intangible assets	15	33,679	27,909
Biological assets	16	13,303	11,270
Deferred income tax assets	10	13,664	16,191
Trade and other receivables, net	19	44,993	38,820
Other assets		1,034	1,184
Total Non-Current Assets		1,872,241	1,616,538
Current Assets
Biological assets	16	117,133	94,117
Inventories	20	112,790	128,102
Trade and other receivables, net	19	127,338	158,686
Derivative financial instruments	18	1,435	6,286
Other assets		94	8
Cash and cash equivalents	21	290,276	273,635
Total Current Assets		649,066	660,834
TOTAL ASSETS		2,521,307	2,277,372
SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	23	183,573	183,573
Share premium	23	901,739	900,503
Cumulative translation adjustment		(680,315)	(666,037)
Equity-settled compensation		15,354	16,191
Cash flow hedge	2	(76,303)	(56,884)
Other reserves		66,047	32,380
Treasury shares		(7,946)	(8,741)
Revaluation surplus		337,877	383,889
Reserve from the sale of non-controlling interests in subsidiaries		41,574	41,574
Retained earnings		206,669	237,188
Equity attributable to equity holders of the parent		988,269	1,063,636
Non-controlling interest		40,614	44,509
TOTAL SHAREHOLDERS EQUITY		1,028,883	1,108,145
LIABILITIES
Non-Current Liabilities
Trade and other payables	26	3,599	211
Borrowings	27	780,202	718,484
Lease liabilities	28	174,570	—
Deferred income tax liabilities	10	165,508	168,171
Payroll and social liabilities	29	1,209	1,219
Provisions for other liabilities	30	2,936	3,296
Total Non-Current Liabilities		1,128,024	891,381
Current Liabilities
Trade and other payables	26	106,887	106,226
Current income tax liabilities		754	1,398
Payroll and social liabilities	29	25,208	25,978
Borrowings	27	188,078	143,632
Lease liabilities	28	41,814	—
Derivative financial instruments	18	1,423	283
Provisions for other liabilities	30	236	329
Total Current Liabilities		364,400	277,846
TOTAL LIABILITIES		1,492,424	1,169,227
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		2,521,307	2,277,372

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Changes in Shareholders’ Equity
for the years ended December 31, 2019, 2018 and 2017
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share capital (Note 23)	Share premium (Note 23)	Cumulative translation adjustment	Equity-settled compensation	Cash flow hedge	Treasury shares	Reserve from the sale of non-controlling interests in subsidiaries	Retained earnings	Subtotal	Non- controlling interest	Total shareholders’ equity
Balance at January 1, 2017	183,573	937,250	(533,120)	17,218	(37,299)	(1,859)	41,574	92,997	700,334	11,970	712,304
Profit for the year	—	—	—	—	—	—	—	13,198	13,198	1,777	14,975
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	(19,484)	—	—	—	—	—	(19,484)	(1,749)	(21,233)
Cash flow hedge (*)	—	—	—	—	12,608	—	—	—	12,608	—	12,608
Other comprehensive income for the year	—	—	(19,484)	—	12,608	—	—	—	(6,876)	(1,749)	(8,625)
Total comprehensive income for the year	—	—	(19,484)	—	12,608	—	—	13,198	6,322	28	6,350

Employee share options (Note 24)
- Exercised	—	50	—	(21)	—	10	—	—	39	—	39
- Forfeited	—	—	—	(14)	—	—	—	14	—	—	—
Restricted shares (Note 24):
- Value of employee services	—	—	—	5,552	—	—	—	—	5,552	—	5,552
- Vested	—	4,149	—	(4,883)	—	734	—	—	—	—	—
Purchase of own shares (Note 23)	—	(32,515)	—	—	—	(5,852)	—	—	(38,367)	—	(38,367)
Dividends	—	—	—	—	—	—	—	—	—	(2,859)	(2,859)
Balance at December 31, 2017	183,573	908,934	(552,604)	17,852	(24,691)	(6,967)	41,574	106,209	673,880	9,139	683,019

(*) Net of (8,715) of income tax.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Changes in Shareholders’ Equity
for the years ended December 31, 2019, 2018 and 2017
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share capital (Note 23)	Share premium (Note 23)	Cumulative translation adjustment	Equity-settled compensation	Cash flow hedge	Other Reserves	Treasury shares	Revaluation surplus	Reserve from the sale of non-controlling interests in subsidiaries	Retained earnings	Subtotal	Non- controlling interest	Total shareholders’ equity
Balance at January 1, 2018	183,573	908,934	(552,604)	17,852	(24,691)	—	(6,967)	—	41,574	106,209	673,880	9,139	683,019
Adjustment of opening balance for the application of IAS 29	—	—	—	—	—	—	—	—	—	187,941	187,941	20,237	208,178
Total equity at the beginning of financial year	183,573	908,934	(552,604)	17,852	(24,691)	—	(6,967)	—	41,574	294,150	861,821	29,376	891,197
Loss for the year	—	—	—	—	—	—	—	—	—	(24,622)	(24,622)	1,389	(23,233)
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	(113,433)	—	—	—	—	—	—	—	(113,433)	(7,863)	(121,296)
Cash flow hedge (*)	—	—	—	—	(32,193)	—	—	—	—	—	(32,193)	(2)	(32,195)
- Items will not be reclassified to profit or loss:
Revaluation surplus (**)	—	—	—	—	—	—	—	383,889	—	—	383,889	22,017	405,906
Other comprehensive income for the year	—	—	(113,433)	—	(32,193)	—	—	383,889	—	—	238,263	14,152	252,415
Total comprehensive income for the year	—	—	(113,433)	—	(32,193)	—	—	383,889	—	(24,622)	213,641	15,541	229,182

Reserves for the benefit of government grants (1)	—	—	—	—	—	32,380	—	—	—	(32,380)	—	—	—
Employee share options (Note 24):
- Forfeited	—	—	—	(40)	—	—	—	—	—	40	—	—	—
Restricted shares (Note 24):
- Value of employee services	—	—	—	3,899	—	—	—	—	—	—	3,899	—	3,899
- Vested	—	4,775	—	(5,520)	—	—	745	—	—	—	—	—	—
Purchase of own shares (Note 23)	—	(13,206)	—	—	—	—	(2,519)	—	—	—	(15,725)	—	(15,725)
Dividends	—	—	—	—	—	—	—	—	—	—	—	(408)	(408)
Balance at December 31, 2018	183,573	900,503	(666,037)	16,191	(56,884)	32,380	(8,741)	383,889	41,574	237,188	1,063,636	44,509	1,108,145

(*) Net of 11,322 of Income tax.
(**) Net of 139,223 of Income tax.
(1) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values in our Sugar, ethanol and energy business. (please see Note 25).

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Changes in Shareholders’ Equity
for the years ended December 31, 2019, 2018 and 2017
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share capital (Note 23)	Share premium (Note 23)	Cumulative translation adjustment	Equity-settled compensation	Cash flow hedge	Other reserves	Treasury shares	Revaluation surplus	Reserve from the sale of non-controlling interests in subsidiaries	Retained earnings	Subtotal	Non- controlling interest	Total shareholders’ equity
Balance at January 1, 2019	183,573	900,503	(666,037)	16,191	(56,884)	32,380	(8,741)	383,889	41,574	237,188	1,063,636	44,509	1,108,145
Profit for the year	—	—	—	—	—	—	—	—	—	(772)	(772)	1,114	342
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	(14,278)	—	—	—	—	(12,183)	—	—	(26,461)	(1,367)	(27,828)
Cash flow hedge (*)	—	—	—	—	(19,419)	—	—	—	—	—	(19,419)	(1)	(19,420)
- Items will not be reclassified to profit or loss:
Revaluation surplus (**)	—	—	—	—	—	—	—	(28,785)	—	—	(28,785)	(3,144)	(31,929)
Reserve of the revaluation surplus derived from the disposals of assets (***)	—	—	—	—	—	—	—	(5,044)	—	5,044	—	—	—
Other comprehensive income for the year	—	—	(14,278)	—	(19,419)	—	—	(46,012)	—	5,044	(74,665)	(4,512)	(79,177)
Total comprehensive income for the year	—	—	(14,278)	—	(19,419)	—	—	(46,012)	—	4,272	(75,437)	(3,398)	(78,835)

Reserves for the benefit of government grants (1)	—	—	—	—	—	34,791	—	—	—	(34,791)	—	—	—
Restricted shares (Note 24):
- Value of employee services	—	—	—	3,612	—	—	—	—	—	—	3,612	—	3,612
- Vested	—	4,455	—	(4,449)	—	—	715	—	—	—	721	—	721
- Forfeited	—	—	—	—	—	5	(5)	—	—	—	—	—	—
- Granted	—	—	—	—	—	(1,129)	1,129	—	—	—	—	—	—
Purchase of own shares (Note 23)	—	(3,219)	—	—	—	—	(1,044)	—	—	—	(4,263)	—	(4,263)
Dividends	—	—	—	—	—	—	—	—	—	—	—	(497)	(497)
Balance at December 31, 2019	183,573	901,739	(680,315)	15,354	(76,303)	66,047	(7,946)	337,877	41,574	206,669	988,269	40,614	1,028,883

(*) Net of (6,752) of Income tax.
(**) Net of 10,480 of Income tax.
(***) Net of 2,978 of Income tax.
(1) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values in our Sugar, ethanol and energy business. (please see Note 25).

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Cash Flows
for the years ended December 31, 2019, 2018 and 2017
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2019	2018	2017
Cash flows from operating activities:
Profit / (Loss) for the year		342	(23,233)	14,975
Adjustments for:
Income tax expense / (benefit)	10	20,820	(1,024)	(4,992)
Depreciation	12	173,208	153,034	150,071
Amortization	15	1,231	1,220	936
Depreciation of right of use assets	13	45,168	—	—
Loss from the disposal of other property items	8	329	95	986
Gain from the sale of farmland and other assets	8	(1,354)	(36,227)	—
Acquisition of subsidiaries	22	(149)	—	—
Net (loss) / gain from the Fair value adjustment of Investment properties	8	325	(13,409)	(4,302)
Equity settled share-based compensation granted	7	4,734	4,728	5,552
Gain from derivative financial instruments and forwards	8, 9	(469)	(51,504)	(38,679)
Interest, finance cost related to lease liabilities and other financial expense, net	9	62,653	44,347	53,446
Initial recognition and changes in fair value of non harvested biological assets (unrealized)		(1,720)	30,299	(14,645)
Changes in net realizable value of agricultural produce after harvest (unrealized)		481	647	(2,371)
Provision and allowances		2,778	2,126	825
Net gain of inflation effects on the monetary items	9	(92,437)	(81,928)	—
Foreign exchange losses, net	9	108,458	183,195	38,708
Cash flow hedge – transfer from equity	9	15,594	26,693	20,758
Subtotal		339,992	239,059	221,268
Changes in operating assets and liabilities:
Increase in trade and other receivables		(17,664)	(65,942)	(9,476)
(Increase) / Decrease in inventories		9,998	(41,531)	(4,089)
(Increase) / Decrease in biological assets		(27,037)	2,958	(18,013)
(Increase) / Decrease in other assets		(210)	(777)	2
Decrease in derivative financial instruments		3,997	50,021	40,910
Increase in trade and other payables		13,102	31,148	6,555
Increase in payroll and social security liabilities		2,565	5,876	1,953
(Decrease) / Increase in provisions for other liabilities		(351)	(430)	855
Net cash generated from operating activities before taxes paid		324,392	220,382	239,965
Income tax paid		(2,282)	(1,869)	(2,860)
Net cash generated from operating activities	(a)	322,110	218,513	237,105

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Cash Flows (Continued)
for the years ended December 31, 2019, 2018 and 2017
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2019	2018	2017
Cash flows from investing activities:
Acquisition of business, net of cash and cash equivalents acquired		683	—	—
Purchases of property, plant and equipment	12	(252,450)	(207,069)	(198,550)
Purchase of cattle and non current biological assets	16	(4,950)	(5,706)	(1,694)
Purchases of intangible assets	15	(8,617)	(3,321)	(2,141)
Interest received and others	9	8,139	7,915	11,230
Proceeds from disposal of other property items		2,652	1,748	2,820
Proceeds from the sale of farmland and other assets	22	5,833	31,511	—
Net cash used in investing activities	(b)	(248,710)	(174,922)	(188,335)

Cash flows from financing activities:
Issuance of senior notes	27	—	—	495,678
Proceeds from long-term borrowings	27	108,271	45,536	232,433
Payments of long-term borrowings	27	(101,826)	(124,349)	(602,700)
Proceeds from short-term borrowings	27	193,977	318,108	106,730
Payments of short-term borrowings	27	(127,855)	(190,630)	(64,787)
Interest paid		(57,662)	(50,021)	(41,612)
Prepayment related expenses		—	—	(6,080)
Proceeds from equity settled shared-based compensation exercised		—	—	39
Collection of derivatives financial instruments		1,481	(2,578)	(9,476)
Lease payments		(49,081)	—	—
Purchase of own shares		(4,263)	(15,725)	(38,367)
Dividends paid to non-controlling interest		(905)	(1,195)	(1,664)
Net cash (used) / generated from financing activities	(c)	(37,863)	(20,854)	70,194
Net increase in cash and cash equivalents		35,537	22,737	118,964
Cash and cash equivalents at beginning of year	21	273,635	269,195	158,568
Effect of exchange rate changes and inflation on cash and cash equivalents	(d)	(18,896)	(18,297)	(8,337)
Cash and cash equivalents at end of year	21	290,276	273,635	269,195

(a) Includes 23,550 and 7,598 of the combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries for 2019 and 2018, respectively.
(b) Includes 3,851 and 4,122 of the combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries for 2019 and 2018, respectively.
(c) Includes (14,340) and (8,231) of the combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries for 2019 and 2018, respectively.
(d) Includes (13,061) and (3,489) of the combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries for 2019 and 2018, respectively.

Non-cash investing and financing transactions disclosed in other notes are the seller financing of Subsidiaries in Note 22.

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

These consolidated financial statements have been approved for issue by the Board of Directors on March 10, 2020.

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

In Argentina, recent economical events forced the government to impose certain restrictions in the exchange markets, such as:

–	Set specific deadlines to enter and settle exports

–	Prior authorization of the BCRA for the formation of external assets for companies

–	Prior authorization of the BCRA for the payment of debts related to companies abroad

–	Deferral of payment of certain public debt instruments.

–	Fuel price control

•	Exchange rate risk

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

	2019 (*)
	Subsidiaries’ functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Uruguayan Peso	U.S. Dollar	Total
Argentine Peso	(19,733)	—	—	(560)	(20,293)
Brazilian Reais	—	(196,081)	—	—	(196,081)
U.S. Dollar	(317,296)	(438,604)	21,586	48,091	(686,223)
Uruguayan Peso	—	—	(2,086)	—	(2,086)
Total	(337,029)	(634,685)	19,500	47,531	(904,683)

(*) It includes lease liabilities for the adoption of IFRS 16 (See Note 35.1)

	2018
	Subsidiaries’ functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Uruguayan Peso	U.S. Dollar	Total
Argentine Peso	(21,757)	—	—	—	(21,757)
Brazilian Reais	—	35,884	—	—	35,884
U.S. Dollar	(260,372)	(480,501)	24,512	115,681	(600,680)
Uruguayan Peso	—	—	(909)	—	(909)
Total	(282,129)	(444,617)	23,603	115,681	(587,462)

The Group’s analysis shown on the tables below is carried out based on the exposure of each functional currency subsidiary against the U.S. Dollar. The Group estimated that, other factors being constant, a hypothetical 10% appreciation/depreciation of the U.S. Dollar against the respective functional currencies for the years ended December 31, 2019 and 2018 would have decreased/increased the Group’s Profit before income tax for the year. A 10% depreciation of the U.S. Dollar against the functional currencies would have an equal and opposite effect on the income statement. A portion of this effect would have been recognized as other comprehensive income since a portion of the Company’s borrowings was used as cash flow hedge of the foreign exchange rate risk of a portion of its highly probable future sales in U.S. Dollars (see Hedge Accounting - Cash Flow Hedge below for details).

		Functional currency
Net monetary position		Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
2019	U.S. Dollar	(31,730)	(43,860)	2,159	(73,431)
2018	U.S. Dollar	(26,037)	(48,050)	2,451	(71,636)

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

Principal amounts of long-term borrowings (non-derivative financial instruments) and notional values of foreign currency forward contracts (derivative financial instruments) were designated as hedging instruments. These instruments are exposed to Brazilian Reais/ U.S. Dollar foreign currency risks related to operations in Brazil and Argentine Peso/U.S. Dollar in Argentina, respectively. As of December 31, 2019 and 2018, approximately 30.2% and 19.5%, respectively, of projected sales qualify as highly probable forecast transactions for hedge accounting purposes and were designated as hedged items.

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

The Company expects that the cash flows will occur and affect profit or loss between 2020 and 2024.

For the year ended December 31, 2019, a total amount before income tax of US$ 54,312 gain (US$ 75,822 gain in 2018) was recognized in other comprehensive income and an amount of US$ 15,594 loss (US$ 26,693 loss in 2018) was reclassified from equity to profit or loss within “Financial results, net”.

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

Prices for commodity products have historically been cyclical, reflecting overall economic conditions and changes in capacity within the industry, which affect the profitability of entities engaged in the agribusiness industry. The Group combines different actions to minimize price risk. A percentage of crops are to be sold during and post harvest period. The Group manages minimum and maximum prices for each commodity as well as gross margin per each crop as to decide when and how to sell. End-product price risks are hedged if economically viable and possible by entering into forward contracts with major trading houses or by using derivative financial instruments, consisting mainly of crops and sugar future contracts, but also includes occasionally put and call options. A movement in end-product futures prices would result in a change in the fair value of the end product hedging contracts. These fair value changes, after taxes, are recorded in the consolidated statement of income.

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

As of December 31, 2019, cash and cash equivalents of the Group totaled U$S 290.3 million, which could be used for managing liquidity risk.

The tables below analyzes the Group’s non-derivative financial liabilities and derivative financial liabilities into relevant maturity groupings based on the remaining period at the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and as a result they do not reconcile to the amounts disclosed on the statement of financial position except for short-term payables where discounting is not applied.

At December 31, 2019	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 Years	Total
Trade and other payables	94,821	3,399	30	170	98,420
Borrowings	122,403	154,682	230,058	681,819	1,188,962
Leases Liabilities	46,370	52,372	89,259	121,081	309,082
Derivative financial instruments	1,423	—	—	—	1,423
Total	265,017	210,453	319,347	803,070	1,597,887

At December 31, 2018	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 Years	Total
Trade and other payables	95,956	6	18	187	96,167
Borrowings	190,671	74,478	286,557	636,836	1,188,542
Derivative financial instruments	258	25	—	—	283
Total	286,885	74,509	286,575	637,023	1,284,992

•	Interest rate risk

The Group’s interest rate risk arises from long-term borrowings at floating rates, which expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The interest rate profile of the Group's borrowings is set out in Note 27.

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

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Financial risk management (continued)

The analysis for the year ended December 31, 2019 and 2018 is as follows:

	2019
	Subsidiaries’ functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	U.S. Dollar	Total
Fixed rate:
Argentine Peso	549	—	—	—	549
Brazilian Reais	—	142,142	—	—	142,142
U.S. Dollar	128,464	77,378	15,113	504,814	725,769
Subtotal fixed-rate borrowings	129,013	219,520	15,113	504,814	868,460
Variable rate:
Brazilian Reais	—	13,604	—	—	13,604
U.S. Dollar	79,339	6,877	—	—	86,216
Subtotal variable-rate borrowings	79,339	20,481	—	—	99,820
Total borrowings as per statement of financial position	208,352	240,001	15,113	504,814	968,280

	2018
	Subsidiaries’ functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	U.S. Dollar	Total
Fixed rate:
Argentine Peso	2,320	—	—	—	2,320
Brazilian Reais	—	62,939	—	—	62,939
U.S. Dollar	49,218	87,722	16,510	504,368	657,818
Subtotal fixed-rate borrowings	51,538	150,661	16,510	504,368	723,077
Variable rate:
Brazilian Reais	—	19,329	—	—	19,329
U.S. Dollar	111,453	7,662	—	—	119,115
Subtotal variable-rate borrowings	111,453	26,991	—	—	138,444
Total borrowings as per analysis	162,991	177,652	16,510	504,368	861,521
Finance leases	595	—	—	—	595
Total borrowings as per statement of financial position	163,586	177,652	16,510	504,368	862,116

For the years ended December 31, 2019 and 2018, if interest rates on floating-rate borrowings had been 1% higher with all other variables held constant, the Group’s Profit before income tax for the years would have decreased as shown below. A 1% decrease in interest rates would have an equal and opposite effect on the income statement.

	2019
	Subsidiaries’ functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	U.S. Dollar	Total
Variable rate:
Brazilian Reais	—	(136)	—	—	(136)
U.S. Dollar	(793)	(69)	—	—	(862)
Total effects on profit before income tax	(793)	(205)	—	—	(998)

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Financial risk management (continued)

	2018
	Subsidiaries’ functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reias	Uruguayan Peso	U.S. Dollar	Total
Variable rate:
Brazilian Reais	—	(193)	—	—	(193)
U.S. Dollar	(1,115)	(77)	—	—	(1,192)
Total effects on profit before income tax	(1,115)	(270)	—	—	(1,385)

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

The Group sells to a large base of customers. Type and class of customers may differ depending on the Group’s business segments. For the years ended December 31, 2019 and 2018, more than 96% and 87%, respectively, of the Group’s sales of crops were sold to 42 and 49 well-known customers (both multinational and local) with good credit history with the Group. In the Sugar, Ethanol and Energy segment, sales of ethanol were concentrated in 52 and 54 customers, which represented 100% of total sales of ethanol for the years ended December 31, 2019 and 2018, respectively. Approximately 86% and 99% of the Group’s sales of sugar were concentrated in 66 and 19 well-known traders for the years ended December 31, 2019 and 2018, respectively. The remaining 14% and 1%, which mainly relates to “crystal sugar”, were dispersed among several customers. In 2019 and 2018, energy sales are 94% and 97% concentrated in 55 major customers. In the dairy segment, 70% and 92% of the sales were concentrated in 36 and 21 well-known customers in 2019 and 2018, respectively.

No credit limits were exceeded during the reporting periods and management does not expect any losses from non-performance by these counterparties. If any of the Group’s customers are independently rated, these ratings are used. Otherwise, the Group assesses the credit quality of the customer taking into account its financial position, past experience and other factors (see Note 18 for details). The Group may seek cash collateral, letter of credit or parent company guarantees, as considered appropriate. Sales to customers are primarily made by credit with customary payment terms. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the statement of financial position after deducting any impairment allowance. The Group’s exposure of credit risk arising from trade receivables is set out in Note 19.

The Group is exposed to counterparty credit risk on cash and cash equivalent balances. The Group holds cash on deposit with a number of financial institutions. The Group manages its credit risk exposure by limiting individual deposits to clearly defined limits. The Group only deposits with high quality banks and financial institutions. As of December 31, 2019 and 2018, the total amount of cash and cash equivalents mainly comprise cash in banks and short-term bank deposits. The Group is authorized to transact with banks rated “BBB+” or higher. As of December 31, 2019 and 2018, 8 and 5 banks (primarily JP Morgan, HSBC, Banco Safra, Banco do Brasil, Banco Bradesco, Banco Santander, Credit Agricole and Banco ABC) accounted for more than 85% and 78%, respectively, of the total cash deposited. The remaining amount of cash and cash equivalents relates to cash in hand. Additionally, during the year ended December 31, 2019, the Group invested in fixed-term bank deposits with mainly six bank (HSBC, Credit Agricole, Banco do Brasil, Banco Safra, Banco Bradesco and Banco ABC) and also entered into derivative contracts (currency forward). The Group’s exposure of credit risk arising from cash and cash equivalents is set out in Note 21.

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

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, it may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or buy own shares or sell assets to reduce debt. Consistent with others in the industry, the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as total debt (including current and non-current borrowings as shown in the consolidated statement of financial position, if applicable) divided by total capital. Total capital is calculated as equity, as shown in the consolidated statement of financial position, plus total debt. During the year ended December 31, 2019, the strategy was to maintain the gearing ratio within 0.40 to 0.60, as follows:

	2019	2018
Total debt	968,280	862,116
Total equity	1,028,883	1,108,145
Total capital	1,997,163	1,970,261
Gearing ratio	0.48	0.44

•	Derivative financial instruments

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

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Financial risk management (continued)

The following tables show the outstanding positions for each type of derivative contract as of the date of each statement of financial position:

▪	Futures/ options

As of December 31, 2019:

	2019
Type of derivative contract	Quantities (thousands) (**)	Notional amount	Fair Value Asset/ (Liability)	(Loss)/Gain (*)
Futures:
Sale
Corn	221	923	445	(446)
Soybean	107	7,118	759	(687)
Wheat	13	515	(28)	28
Sugar	101,498	29,409	(1,342)	1,155
Total	101,839	37,965	(166)	50

As of December 31, 2018:

	2018
Type of derivative contract	Quantities (thousands) (**)	Notional amount	Fair Value Asset/ (Liability)	(Loss)/Gain (*)
Futures:
Sale
Corn	(97)	(14,791)	(209)	(209)
Soybean	25	8,089	527	177
Wheat	(14)	(2,483)	(11)	(85)
Sugar	208,837	64,753	5,483	12,765
Options:
Buy put
Sugar	6,326	128	267	393
Sell call
Sugar	1,118	132	(25)	(156)
Total	216,195	55,828	6,032	12,885
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

In July 2016 the Group's subsidiary in Brazil, Adecoagro Vale do Ivinhema entered into a Reais 90 million loan with Bradesco. The loan bears interest at a variable rate of CDI (an interbanking floating interest rate in US$) plus 2.1% per year. At same moment and with same bank, the Company entered into a swap operation, which intention was to effectively convert the  principal amount and interest rate denominated in Reais, to a principal amount an interest rate denominated in US$, plus a fixed rate of 6.55%. The swap expired on September 2017. As of expiration date, the group recognized in 2017 a gain of US$ 3 million included whitin "Financial Results, net.”

▪	Currency forward

During the year ended December 31, 2019 the Group entered into several currency forward contracts with Brazilian banks in order to hedge the fluctuation of the Brazilian Reais against the U.S. Dollar for a total aggregate amount of US$ 5.1 million. The currency forward contracts entered in 2019 had maturity dates ranging between February 2020 and October 2020. These contracts resulted in a recognition of a loss of US$ 1.1 million and US$ 2.0 million in 2019 and 2018 respectively.

During the year ended on December 31, 2018, the Group entered into several currency forward contracts in order to hedge the fluctuation of the U.S. Dollar against Euro for a total notional amount of US$ 4.9 million. The currency forward contracts maturity date was January 2019. The outstanding contracts resulted in the recognition of a gain amounting to US$ 0.1 million in 2018.

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

•The Company’s ‘Dairy’ Segment consists of the production and sale of raw milk and industrialized products, including UHT, cheese and powder milk among others.

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

In order to evaluate the economic performance of businesses on a monthly basis, results of operations in Argentina are based on monthly data that has been adjusted for inflation and converted into the average exchange rate of the U.S. Dollar each month. These already converted figures are subsequently not readjusted and reconverted as described above under IAS 29 and IAS 21. It should be noted that this translation methodology for evaluating segment information is the same that the company uses to translate results of operation from its other subsidiaries from other countries that have not been designated hyperinflationary economies because it allows for a more accurate analysis of the economic performance of its business as a whole.

The Group’s CODM believes that the exclusion of the re-measurement and translation processes from the segment reporting structure allows for a more useful presentation and facilitates period-to-period comparison and performance analysis.

The following tables show a reconciliation of each reportable segment as per the information reviewed by the CODM and the reportable segment measured in accordance with IAS 29 and IAS 21 as per the consolidated financial statements for the years ended December 31, 2019 and 2018.

Segment reconciliation for the year ended December 31, 2019:

	2019
	Crops			Rice			Dairy
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	168,938	(2,492)	166,446	102,162	(1,006)	101,156	84,767	(945)	83,822
Cost of goods and services rendered	(159,197)	2,687	(156,510)	(74,480)	529	(73,951)	(77,532)	838	(76,694)
Initial recognition and changes in fair value of biological assets and agricultural produce	30,290	(549)	29,741	13,194	(979)	12,215	13,741	(231)	13,510
Gain from changes in net realizable value of agricultural produce after harvest	1,542	283	1,825	—	—	—	—	—	—
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	41,573	(71)	41,502	40,876	(1,456)	39,420	20,976	(338)	20,638
General and administrative expenses	(5,446)	(87)	(5,533)	(6,752)	147	(6,605)	(4,188)	90	(4,098)
Selling expenses	(12,852)	128	(12,724)	(21,072)	498	(20,574)	(6,252)	18	(6,234)
Other operating income, net	(1,133)	(225)	(1,358)	282	(15)	267	(635)	(68)	(703)
Profit from Operations Before Financing and Taxation	22,142	(255)	21,887	13,334	(826)	12,508	9,901	(298)	9,603

Depreciation and amortization	(4,662)	(137)	(4,799)	(6,994)	171	(6,823)	(5,064)	98	(4,966)
Net (loss) / gain from Fair value adjustment of investment property	—	—	—	—	—	—	—	—	—

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Segment information (continued)

	2019
	All other segments			Corporate			Total
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	3,904	27	3,931	—	—	—	891,554	(4,416)	887,138
Cost of goods and services rendered	(3,412)	(40)	(3,452)	—	—	—	(675,187)	4,014	(671,173)
Initial recognition and changes in fair value of biological assets and agricultural produce	(40)	53	13	—	—	—	70,295	(1,706)	68,589
Gain from changes in net realizable value of agricultural produce after harvest	—	—	—	—	—	—	1,542	283	1,825
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	452	40	492	—	—	—	288,204	(1,825)	286,379
General and administrative expenses	(167)	17	(150)	(19,319)	428	(18,891)	(57,797)	595	(57,202)
Selling expenses	(171)	(11)	(182)	(165)	23	(142)	(107,628)	656	(106,972)
Other operating income, net	(956)	602	(354)	(175)	21	(154)	(1,137)	315	(822)
Profit from Operations Before Financing and Taxation	(842)	648	(194)	(19,659)	472	(19,187)	121,642	(259)	121,383

Depreciation and amortization	(181)	4	(177)	(20)	3	(17)	(174,578)	139	(174,439)
Net (loss) / gain from Fair value adjustment of investment property	(927)	602	(325)	—	—	—	(927)	602	(325)

Sugar, Ethanol and Energy, and Land Transformation segments have not been reconciled due to the lack of differences.

Segment reconciliation for the year ended December 31, 2018:

	2018
	Crops			Rice			Dairy
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	164,538	(9,120)	155,418	100,013	(4,610)	95,403	33,201	(3,491)	29,710
Cost of goods and services rendered	(165,988)	9,052	(156,936)	(75,739)	766	(74,973)	(31,488)	3,361	(28,127)
Initial recognition and changes in fair value of biological assets and agricultural produce	36,422	(7,755)	28,667	8,967	(4,842)	4,125	7,295	(1,840)	5,455
Gain from changes in net realizable value of agricultural produce after harvest	2,704	(3,613)	(909)	—	—	—	—	—	—
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	37,676	(11,436)	26,240	33,241	(8,686)	24,555	9,008	(1,970)	7,038
General and administrative expenses	(4,239)	37	(4,202)	(5,070)	(869)	(5,939)	(2,034)	(246)	(2,280)
Selling expenses	(5,921)	474	(5,447)	(15,465)	1,375	(14,090)	(983)	41	(942)
Other operating income, net	5,422	1,741	7,163	275	(58)	217	(1,055)	58	(997)
Profit from Operations Before Financing and Taxation	32,938	(9,184)	23,754	12,981	(8,238)	4,743	4,936	(2,117)	2,819

Depreciation and amortization	(1,697)	(329)	(2,026)	(5,846)	5,840	(6)	(2,253)	(280)	(2,533)
Net (loss) / gain from Fair value adjustment of investment property	—	—	—	—	—	—	—	—	—

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Segment information (continued)

	2018
	All other segments			Corporate			Total
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	1,919	(149)	1,770	—	—	—	810,609	(17,370)	793,239
Cost of goods and services rendered	(1,412)	99	(1,313)	—	—	—	(623,243)	13,278	(609,965)
Initial recognition and changes in fair value of biological assets and agricultural produce	(806)	(393)	(1,199)	—	—	—	31,025	(14,830)	16,195
Gain from changes in net realizable value of agricultural produce after harvest	—	—	—	—	—	—	2,704	(3,613)	(909)
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	(299)	(443)	(742)	—	—	—	221,095	(22,535)	198,560
General and administrative expenses	(155)	(9)	(164)	(19,626)	1,433	(18,193)	(56,426)	346	(56,080)
Selling expenses	(165)	16	(149)	(178)	33	(145)	(92,154)	1,939	(90,215)
Other operating income, net	10,668	2,728	13,396	(167)	36	(131)	99,727	4,505	104,232
Profit from Operations Before Financing and Taxation	10,049	2,292	12,341	(19,971)	1,502	(18,469)	172,242	(15,745)	156,497

Depreciation and amortization	(171)	(6)	(177)	—	—	—	(153,169)	(1,085)	(154,254)
Net (loss) / gain from Fair value adjustment of investment property	10,680	2,729	13,409	—	—	—	10,680	2,729	13,409

Sugar, Ethanol and Energy, and Land Transformation segments have not been reconciled due to the lack of differences.

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

Segment analysis for the year ended December 31, 2019

	Farming					Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	All other segments	Farming subtotal
Sales of goods and services rendered	168,938	102,162	84,767	3,904	359,771	531,783	—	—	891,554
Cost of goods sold and services rendered	(159,197)	(74,480)	(77,532)	(3,412)	(314,621)	(360,566)	—	—	(675,187)
Initial recognition and changes in fair value of biological assets and agricultural produce	30,290	13,194	13,741	(40)	57,185	13,110	—	—	70,295
Changes in net realizable value of agricultural produce after harvest	1,542	—	—	—	1,542	—	—	—	1,542
Margin on manufacturing and agricultural activities before operating expenses	41,573	40,876	20,976	452	103,877	184,327	—	—	288,204
General and administrative expenses	(5,446)	(6,752)	(4,188)	(167)	(16,553)	(21,925)	—	(19,319)	(57,797)
Selling expenses	(12,852)	(21,072)	(6,252)	(171)	(40,347)	(67,116)	—	(165)	(107,628)
Other operating income, net	(1,133)	282	(635)	(956)	(2,442)	126	1,354	(175)	(1,137)
Profit / (loss) from operations before financing and taxation	22,142	13,334	9,901	(842)	44,535	95,412	1,354	(19,659)	121,642

Depreciation and amortization	(4,662)	(6,994)	(5,064)	(181)	(16,901)	(157,657)	—	(20)	(174,578)
Net (loss) / gain from Fair value adjustment of investment property	—	—	—	(927)	(927)	—	—	—	(927)
Reverse of revaluation surplus derived from the disposals of assets before taxes	—	—	—	—	—	—	8,022	—	8,022
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	6,091	509	(3,957)	(72)	2,571	(851)	—	—	1,720
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	24,199	12,685	17,698	32	54,614	13,961	—	—	68,575
Changes in net realizable value of agricultural produce after harvest (unrealized)	(481)	—	—	—	(481)	—	—	—	(481)
Changes in net realizable value of agricultural produce after harvest (realized)	2,023	—	—	—	2,023	—	—	—	2,023

Farmlands and farmland improvements, net	474,922	142,864	611	52,874	671,271	63,594	—	—	734,865
Machinery, equipment and other fixed assets, net	29,038	25,425	74,403	507	129,373	316,304	—	—	445,677
Bearer plants, net	592	—	—	—	592	252,928	—	—	253,520
Work in progress	11,457	15,669	15,394	1,214	43,734	15,424	—	—	59,158
Right of use assest	4,378	567	371	—	5,316	231,832	—	905	238,053
Investment property	—	—	—	34,295	34,295	—	—	—	34,295
Goodwill	9,896	3,890	—	817	14,603	5,417	—	—	20,020
Biological assets	38,404	21,484	11,521	3,673	75,082	55,354	—	—	130,436
Finished goods	17,830	5,805	4,779	—	28,414	36,864	—	—	65,278
Raw materials, stocks held by third parties and others	17,187	4,876	5,156	90	27,309	20,203	—	—	47,512
Total segment assets	603,704	220,580	112,235	93,470	1,029,989	997,920	—	905	2,028,814
Borrowings	28,045	45,602	100,262	—	173,909	240,001	—	554,370	968,280
Lease liabilities	4,857	490	378	—	5,725	209,700	—	959	216,384
Total segment liabilities	32,902	46,092	100,640	—	179,634	449,701	—	555,329	1,184,664

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Segment information (continued)

Segment analysis for the year ended December 31, 2018

	Farming					Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	All other segments	Farming subtotal
Sales of goods and services rendered	164,538	100,013	33,201	1,919	299,671	510,938	—	—	810,609
Cost of goods sold and services rendered	(165,988)	(75,739)	(31,488)	(1,412)	(274,627)	(348,616)	—	—	(623,243)
Initial recognition and changes in fair value of biological assets and agricultural produce	36,422	8,967	7,295	(806)	51,878	(20,853)	—	—	31,025
Changes in net realizable value of agricultural produce after harvest	2,704	—	—	—	2,704	—	—	—	2,704
Margin on manufacturing and agricultural activities before operating expenses	37,676	33,241	9,008	(299)	79,626	141,469	—	—	221,095
General and administrative expenses	(4,239)	(5,070)	(2,034)	(155)	(11,498)	(25,302)	—	(19,626)	(56,426)
Selling expenses	(5,921)	(15,465)	(983)	(165)	(22,534)	(69,442)	—	(178)	(92,154)
Other operating income, net	5,422	275	(1,055)	10,668	15,310	48,357	36,227	(167)	99,727
Profit / (loss) from operations before financing and taxation	32,938	12,981	4,936	10,049	60,904	95,082	36,227	(19,971)	172,242

Depreciation and amortization	(1,697)	(5,846)	(2,253)	(171)	(9,967)	(143,202)	—	—	(153,169)
Net (loss) / gain from Fair value adjustment of investment property	—	—	—	10,680	10,680	—	—	—	10,680
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	8,205	(181)	(599)	102	7,527	(37,808)	—	—	(30,281)
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	28,217	9,148	7,894	(908)	44,351	16,955	—	—	61,306
Changes in net realizable value of agricultural produce after harvest (unrealized)	(647)	—	—	—	(647)	—	—	—	(647)
Changes in net realizable value of agricultural produce after harvest (realized)	3,351	—	—	—	3,351	—	—	—	3,351

Farmlands and farmland improvements, net	547,842	173,481	727	22,891	744,941	51,567	—	—	796,508
Machinery, equipment and other fixed assets, net	5,049	23,135	32,821	459	61,464	338,607	—	—	400,071
Bearer plants, net	427	—	—	—	427	232,529	—	—	232,956
Work in progress	8,690	5,214	14,317	18	28,239	22,665	—	—	50,904
Investment property	—	—	—	40,725	40,725	—	—	—	40,725
Goodwill	9,463	4,142	—	2,110	15,715	5,635	—	—	21,350
Biological assets	27,347	17,173	10,298	3,094	57,912	47,475	—	—	105,387
Finished goods	29,144	9,507	1,170	—	39,821	39,937	—	—	79,758
Raw materials,Stocks held by third parties and others	15,834	7,394	2,217	121	25,566	22,778	—	—	48,344
Total segment assets	643,796	240,046	61,550	69,418	1,014,810	761,193	—	—	1,776,003
Borrowings	111,692	58,999	543	4,860	176,094	600,810	—	85,212	862,116
Total segment liabilities	111,692	58,999	543	4,860	176,094	600,810	—	85,212	862,116

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Segment information (continued)

Segment analysis for the year ended December 31, 2017

	Farming					Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	All other segments	Farming subtotal
Sales of goods and services rendered	197,222	86,478	37,523	1,336	322,559	610,619	—	—	933,178
Cost of goods sold and services rendered	(196,302)	(71,087)	(36,979)	(853)	(305,221)	(461,506)	—	—	(766,727)
Initial recognition and changes in fair value of biological assets and agricultural produce	17,158	10,236	11,769	267	39,430	23,790	—	—	63,220
Changes in net realizable value of agricultural produce after harvest	8,852	—	—	—	8,852	—	—	—	8,852
Margin on manufacturing and agricultural activities before operating expenses	26,930	25,627	12,313	750	65,620	172,903	—	—	238,523
General and administrative expenses	(2,981)	(4,699)	(1,058)	(174)	(8,912)	(26,806)	—	(21,581)	(57,299)
Selling expenses	(7,501)	(13,324)	(711)	(156)	(21,692)	(73,664)	—	(43)	(95,399)
Other operating income, net	7,719	724	662	4,279	13,384	30,419	—	(40)	43,763
Profit / (loss) from operations before financing and taxation	24,167	8,328	11,206	4,699	48,400	102,852	—	(21,664)	129,588

Depreciation and amortization	(1,511)	(3,851)	(1,037)	(159)	(6,558)	(144,449)	—	—	(151,007)
Net (loss) / gain from Fair value adjustment of investment property	—	—	—	4,302	4,302	—	—	—	4,302
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	4,366	5,346	1,849	159	11,720	2,925	—	—	14,645
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	12,792	4,890	9,920	108	27,710	20,865	—	—	48,575
Changes in net realizable value of agricultural produce after harvest (unrealized)	2,371	—	—	—	2,371	—	—	—	2,371
Changes in net realizable value of agricultural produce after harvest (realized)	6,481	—	—	—	6,481	—	—	—	6,481
Total segment assets and liabilities are measured in a manner consistent with that of the consolidated financial statements. These assets and liabilities are allocated based on the operations of the segment and the physical location of the asset.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Segment information (continued)

Total reportable segments’ assets and liabilities are reconciled to total assets as per the statement of financial position as follows:

	2019	2018
Total reportable assets as per segment information	2,028,814	1,776,003
Intangible assets (excluding goodwill)	13,659	6,559
Deferred income tax assets	13,664	16,191
Trade and other receivables	172,331	197,506
Other assets	1,128	1,192
Derivative financial instruments	1,435	6,286
Cash and cash equivalents	290,276	273,635
Total assets as per the statement of financial position	2,521,307	2,277,372

	2019	2018
Total reportable liabilities as per segment information	1,184,664	862,116
Trade and other payables	110,486	106,437
Deferred income tax liabilities	165,508	168,171
Payroll and social liabilities	26,417	27,197
Provisions for other liabilities	3,172	3,625
Current income tax liabilities	754	1,398
Derivative financial instruments	1,423	283
Total liabilities as per the statement of financial position	1,492,424	1,169,227

Non-current assets and revenues and fair value gains and losses are shown by geographic region. These are the regions in which the Group is active: Argentina, Brazil and Uruguay.

As of and for the year ended December 31, 2019:

	Argentina	Brazil	Uruguay	Total
Property, plant and equipment	834,248	648,471	10,501	1,493,220
Investment property	34,295	—	—	34,295
Goodwill	14,603	5,417	—	20,020
Non-current portion of biological assets	13,303	—	—	13,303

Sales of goods and services rendered	229,547	462,174	199,833	891,554
Initial recognition and changes in fair value of biological assets and agricultural produce	55,760	13,167	1,368	70,295
Changes in net realizable value of agricultural produce after harvest	2,682	(8)	(1,132)	1,542

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Segment information (continued)

As of and for the year ended December 31, 2018:

	Argentina	Brazil	Uruguay	Total
Property, plant and equipment	811,890	656,586	11,963	1,480,439
Investment property	40,725	—	—	40,725
Goodwill	15,081	6,269	—	21,350
Non-current portion of biological assets	11,270	—	—	11,270

Sales of goods and services rendered	207,480	496,966	106,163	810,609
Initial recognition and changes in fair value of biological assets and agricultural produce	45,985	(13,541)	(1,419)	31,025
Changes in net realizable value of agricultural produce after harvest	1,148	1,436	120	2,704

As of and for the year ended December 31, 2017:

	Argentina	Brazil	Uruguay	Total
Sales of goods and services rendered	214,888	545,859	172,431	933,178
Initial recognition and changes in fair value of biological assets and agricultural produce	36,341	26,326	553	63,220
Loss from changes in net realizable value of agricultural produce after harvest	5,705	1,346	1,801	8,852

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.	Sales

	2019	2018	2017
Manufactured products and services rendered:
Ethanol	373,847	324,661	241,650
Sugar	97,710	128,377	305,688
Energy	60,913	57,797	62,218
Peanut	28,928	—	—
Sunflower	7,534	—	—
Cotton	623	—	—
Rice	97,515	92,560	83,849
Fluid milk (UHT)	38,441	—	—
Powder milk	20,722	8,646	2,713
Other diary products	8,856	—	—
Soybean oil and meal	1,062	14,059	6,119
Services	4,521	487	1,144
Rental income	564	643	771
Others	3,401	7,826	5,273
	744,637	635,056	709,425
Agricultural produce and biological assets:
Soybean	44,538	66,471	79,408
Corn	59,714	33,106	82,482
Wheat	18,733	30,091	14,835
Peanut	—	1,752	3,648
Sunflower	701	1,314	3,163
Barley	1,085	1,203	1,888
Seeds	734	461	727
Milk	9,977	19,267	31,656
Cattle	3,452	1,279	467
Cattle for dairy	2,169	1,612	2,913
Others	1,398	1,627	2,566
	142,501	158,183	223,753
Total sales	887,138	793,239	933,178

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

The notional amount of these contracts is US$ 71.7 million as of December 31, 2019 (2018: US$ 63.3 million; 2017: US$ 111.8 million) comprised primarily of 42,125 thousand m3 of ethanol (US$ 4.8 million), 649,245 thousand mwh of energy (US$ 39.0 million), 71,739 thousand tons of soybean (U$S 10.3 million), 18,012 thousand tons of wheat (US$ 3.1 million), and 56,255 thousand tons of corn (US$ 13.5 million) which expire between January and December 2020.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Cost of goods sold and services rendered

As of December 31, 2019:

	2019
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Finish goods at the beginning of 2019 (Note 20)	29,144	9,507	1,170	—	39,937	79,758
Cost of production of manufactured products (Note 6)	33,952	66,386	68,851	—	354,964	524,153
Purchases	21,715	3,095	(656)	—	44,577	68,731
Agricultural produce	108,732	—	12,146	3,452	—	124,330
Transfer to raw material	(35,757)	—	—	—	—	(35,757)
Direct agricultural selling expenses	15,752	—	—	—	—	15,752
Tax recoveries (i)	—	—	—	—	(32,995)	(32,995)
Changes in net realizable value of agricultural produce after harvest	1,825	—	—	—	—	1,825
Finished goods at the end of December 31, 2019 (Note 20)	(17,830)	(5,805)	(4,779)	—	(36,864)	(65,278)
Exchange differences	(1,023)	768	(38)	—	(9,053)	(9,346)
Cost of goods sold and services rendered, and direct agricultural selling expenses	156,510	73,951	76,694	3,452	360,566	671,173

(i) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values.

As of December 31, 2018:

	2018
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of 2018	21,146	8,476	—	—	32,266	61,888
Adjustment of opening net book amount for the application of IAS 29	42	1,354	—	—	—	1,396
Cost of production of manufactured products (Note 6)	17,930	61,600	7,546	36	349,495	436,607
Purchases	63,533	15,540	872	—	43,531	123,476
Agricultural produce	104,941	—	20,879	1,277	—	127,097
Transfer to raw material	(24,375)	—	—	—	—	(24,375)
Direct agricultural selling expenses	12,629	—	—	—	—	12,629
Tax recoveries (i)	—	—	—	—	(32,380)	(32,380)
Changes in net realizable value of agricultural produce after harvest	(909)	—	—	—	—	(909)
Finished goods at the end of December 31, 2018 (Note 20)	(29,144)	(9,507)	(1,170)	—	(39,937)	(79,758)
Exchange differences	(8,857)	(2,490)	—	—	(4,359)	(15,706)
Cost of goods sold and services rendered, and direct agricultural selling expenses	156,936	74,973	28,127	1,313	348,616	609,965

(i) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Cost of goods sold and services rendered (continued)

As of December 31, 2017:

	2017
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of 2017	13,117	5,473	—	—	49,601	68,191
Cost of production of manufactured products (Note 6)	5,565	68,969	—	237	378,864	453,635
Purchases	82,842	7,779	2,410	—	93,106	186,137
Agricultural produce	102,734	—	34,569	616	1,015	138,934
Transfer to raw material	(12,998)	(1,354)	—	—	—	(14,352)
Direct agricultural selling expenses	22,940	—	—	—	—	22,940
Tax recoveries (i)	—	—	—	—	(28,478)	(28,478)
Changes in net realizable value of agricultural produce after harvest	8,852	—	—	—	—	8,852
Finished goods at the end of December 31, 2017	(21,146)	(8,476)	—	—	(32,266)	(61,888)
Exchange differences	(5,604)	(1,304)	—	—	(336)	(7,244)
Cost of goods sold and services rendered, and direct agricultural selling expenses	196,302	71,087	36,979	853	461,506	766,727

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

The following table provides the additional disclosure required on the nature of expenses and their relationship to the function within the Group:

Expenses by nature for the year ended December 31, 2019:

	Cost of production of manufactured products (Note 5)						General and Administrative Expenses	Selling Expenses	Total
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	1,880	4,738	4,412	—	39,768	50,798	27,492	6,211	84,501
Raw materials and consumables	314	6,527	10,151	—	15,683	32,675	—	—	32,675
Depreciation and amortization	2,581	1,897	2,140	—	122,025	128,643	11,212	868	140,723
Depreciation of right of use assets	—	116	344	—	6,794	7,254	2,007	5	9,266
Fuel, lubricants and others	228	83	1,381	—	25,430	27,122	593	225	27,940
Maintenance and repairs	290	1,120	985	—	19,694	22,089	1,755	534	24,378
Freights	146	2,405	1,959	—	784	5,294	—	23,130	28,424
Export taxes / selling taxes	—	—	—	—	—	—	—	52,312	52,312
Export expenses	—	—	—	—	—	—	—	5,552	5,552
Contractors and services	1,051	138	40	—	9,381	10,610	—	—	10,610
Energy transmission	—	—	—	—	—	—	88	3,057	3,145
Energy power	725	1,298	1,659	—	1,181	4,863	145	145	5,153
Professional fees	20	65	127	—	175	387	8,065	1,047	9,499
Other taxes	1	74	81	—	1,241	1,397	1,089	28	2,514
Contingencies	—	—	—	—	—	—	459	—	459
Lease expense and similar arrangements	83	171	78	—	—	332	831	125	1,288
Third parties raw materials	7,136	5,629	18,131	—	11,243	42,139	—	—	42,139
Tax recoveries	—	—	—	—	(396)	(396)	—	—	(396)
Others	431	695	681	—	2,324	4,131	3,466	13,733	21,330
Subtotal	14,886	24,956	42,169	—	255,327	337,338	57,202	106,972	501,512
Own agricultural produce consumed	19,066	41,430	26,682	—	99,637	186,815	—	—	186,815
Total	33,952	66,386	68,851	—	354,964	524,153	57,202	106,972	688,327

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.	Expenses by nature (continued)

Expenses by nature for the year ended December 31, 2018:

	Cost of production of manufactured products (Note 5)						General and Administrative Expenses	Selling Expenses	Total
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	—	5,055	115	36	46,106	51,312	29,245	5,908	86,465
Raw materials and consumables	733	4,391	282	—	10,122	15,528	—	—	15,528
Depreciation and amortization	—	1,764	118	—	115,253	117,135	9,667	767	127,569
Fuel, lubricants and others	—	117	—	—	26,267	26,384	614	192	27,190
Maintenance and repairs	—	1,452	30	—	19,715	21,197	1,573	365	23,135
Freights	47	2,519	436	—	685	3,687	—	24,700	28,387
Export taxes / selling taxes	—	—	—	—	—	—	—	42,074	42,074
Export expenses	—	—	—	—	—	—	—	2,774	2,774
Contractors and services	2,885	254	1,279	—	7,901	12,319	—	—	12,319
Energy transmission	—	—	—	—	—	—	—	2,689	2,689
Energy power	—	1,239	138	—	1,340	2,717	145	57	2,919
Professional fees	—	52	—	—	484	536	7,781	556	8,873
Other taxes	—	71	—	—	1,841	1,912	1,309	10	3,231
Contingencies	—	—	—	—	—	—	1,345	—	1,345
Lease expense and similar arrangements	—	276	3	—	—	279	1,077	53	1,409
Third parties raw materials	—	2,913	—	—	13,154	16,067	—	—	16,067
Others	3	1,697	223	—	5,067	6,990	3,324	10,070	20,384
Subtotal	3,668	21,800	2,624	36	247,935	276,063	56,080	90,215	422,358
Own agricultural produce consumed	14,262	39,800	4,922	—	101,560	160,544	—	—	160,544
Total	17,930	61,600	7,546	36	349,495	436,607	56,080	90,215	582,902

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.	Expenses by nature (continued)

Expenses by nature for the year ended December 31, 2017:

	Cost of production of manufactured products (Note 5)
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total	General and Administrative Expenses	Selling Expenses	Total
Salaries, social security expenses and employee benefits	—	7,115	—	229	50,243	57,587	33,969	6,724	98,280
Raw materials and consumables	695	3,579	—	—	9,343	13,617	—	—	13,617
Depreciation and amortization	—	836	—	8	119,427	120,271	6,162	778	127,211
Fuel, lubricants and others	—	109	—	—	25,272	25,381	454	242	26,077
Maintenance and repairs	—	1,750	—	—	17,005	18,755	1,189	469	20,413
Freights	—	6,074	—	—	572	6,646	—	33,682	40,328
Export taxes / selling taxes	—	—	—	—	—	—	—	36,808	36,808
Export expenses	—	—	—	—	—	—	—	3,511	3,511
Contractors and services	1,054	—	—	—	6,191	7,245	—	—	7,245
Energy transmission	—	—	—	—	—	—	—	3,312	3,312
Energy power	—	1,342	—	—	1,525	2,867	190	53	3,110
Professional fees	—	51	—	—	352	403	7,519	1,633	9,555
Other taxes	—	93	—	—	1,978	2,071	845	5	2,921
Contingencies	—	—	—	—	—	—	2,174	—	2,174
Lease expense and similar arrangements	—	269	—	—	—	269	1,334	56	1,659
Third parties raw materials	—	6,808	—	—	34,161	40,969	—	—	40,969
Others	6	955	—	—	4,261	5,222	3,463	8,126	16,811
Subtotal	1,755	28,981	—	237	270,330	301,303	57,299	95,399	454,001
Own agricultural produce consumed	3,810	39,988	—	—	108,534	152,332	—	—	152,332
Total	5,565	68,969	—	237	378,864	453,635	57,299	95,399	606,333

7.	Salaries and social security expenses

	2019	2018	2017
Wages and salaries (i)	104,400	105,931	132,025
Social security costs	30,888	29,865	30,558
Equity-settled share-based compensation	4,734	4,728	5,552
	140,022	140,524	168,135

(i)	Includes US$ 32,714, US$ 32,636 and US$ 41,172, capitalized in Property, Plant and Equipment for the years 2019, 2018 and 2017, respectively.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

8.	Other operating income, net

	2019	2018	2017
Gain from disposal of farmland and other assets (Note 22)	1,354	36,227	—
(Loss) / gain from commodity derivative financial instrument	(618)	54,694	40,842
Loss from disposal of other property items	(329)	(95)	(986)
Net (loss) / gain from fair value adjustment of investment property	(325)	13,409	4,302
Losses related to energy business	—	—	(3,247)
Others	(904)	(3)	2,852
	(822)	104,232	43,763

9.	Financial results, net

	2019	2018	2017
Finance income:
- Interest income	7,319	7,915	11,230
- Gain from interest rate/foreign exchange rate derivative financial instruments	1,189	—	—
- Other income	1,400	666	514
Finance income	9,908	8,581	11,744

Finance costs:
- Interest expense	(60,134)	(51,577)	(52,308)
- Finance cost related to lease liabilities	(9,524)	—	—
- Cash flow hedge – transfer from equity (Note 2)	(15,594)	(26,693)	(20,758)
- Foreign exchange losses, net	(108,458)	(183,195)	(38,708)
- Taxes	(4,364)	(3,136)	(3,705)
- Loss from interest rate/foreign exchange rate derivative financial instruments	—	(3,024)	(2,163)
- Borrowings prepayment related expenses (Brazilian subsidiaries)	—	—	(10,847)
- Other expenses	(4,492)	(3,638)	(2,860)
Finance costs	(202,566)	(271,263)	(131,349)
Other financial results - Net gain of inflation effects on the monetary items	92,437	81,928	—
Total financial results, net	(100,221)	(180,754)	(119,605)

10.	Taxation

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

	2019	2018	2017
Current income tax	666	(2,846)	(13,425)
Deferred income tax	(21,486)	3,870	18,417
Income tax (expense) / benefit	(20,820)	1,024	4,992

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.	Taxation (continued)

The statutory tax rate in the countries where the Group operates for all of the years presented are:

Tax Jurisdiction	Income Tax Rate
Argentina (i)	30%
Brazil	34%
Uruguay	25%
Spain	25%
Luxembourg	24.94%

(i) During 2017 and 2019, the Argentine Government introduced changes in the income tax. The income tax rate will be reduced to 30% for the years 2018 to 2020, and to 25% from 2021 onwards. A new tax on dividends is created with a rate of 7% for the years 2018 to 2020, and 13% from 2021 onwards. Considering 2018 resulted in losses for Argentine subsidiaries, no deferred income tax liability was recognized for future withholding tax on dividends.

Deferred tax assets and liabilities of the Group as of December 31, 2019 and 2018, without taking into consideration the offsetting of balances within the same tax jurisdiction, will be recovered or settled as follows:

	2019	2018
Deferred income tax asset to be recovered after more than 12 months	108,294	73,805
Deferred income tax asset to be recovered within 12 months	35,973	62,626
Deferred income tax assets	144,267	136,431

Deferred income tax liability to be settled after more than 12 months	(292,871)	(286,738)
Deferred income tax liability to be settled within 12 months	(3,240)	(1,673)
Deferred income tax liability	(296,111)	(288,411)
Deferred income tax liability / assets, net	(151,844)	(151,980)

The gross movement on the deferred income tax account is as follows:

	2019	2018
Beginning of year	(151,980)	20,351
Tax effect on the opening net book amount for the application of IAS 29	—	(64,208)
Exchange differences	4,877	16,878
Effect of adoption of fair value valuation for farmlands	10,480	(139,223)
Acquisition of subsidiary	(3,515)	—
Disposal of subsidiary	3,730	—
Others	(705)	(970)
Tax credit relating to cash flow hedge (i)	6,755	11,322
Income tax benefit (expense) / benefit	(21,486)	3,870
End of year	(151,844)	(151,980)

(i) Relates to the gain or loss before income tax of cash flow hedge recognized in other comprehensive income amounting to US$ 75,822 for the year ended December 31, 2019 (2018: US$ (565)); net of the reclassification from Equity to the Income Statement of US$ (32,305) for the year ended December 31, 2019 (2018: US$ (20,758))

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.	Taxation (continued)

The movement in the deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred income tax liabilities	Property, plant and equipment	Investment property	Biological assets	Others	Total
At January 1, 2018	65,806	12,629	16,772	2,625	97,832
Charged / (credited) to the statement of income	31,237	2,730	(10,438)	(1,088)	22,441
Tax effect on the opening net book amount for the application of IAS 29	63,357	—	164	—	63,521
Effect of adoption of fair value valuation for farmlands	139,223	—	—	—	139,223
Exchange differences	(29,040)	(3,405)	(3,032)	871	(34,606)
At December 31, 2018	270,583	11,954	3,466	2,408	288,411
Charged / (credited) to the statement of income	31,745	331	912	(1,939)	31,049
Acquisition of subsidiary	3,603	—	—	—	3,603
Farmlands revaluation	(10,480)	—	—	—	(10,480)
Disposals of subsidiaries	(3,730)	—	—	—	(3,730)
Exchange differences	(10,862)	(378)	(199)	(1,303)	(12,742)
At December 31, 2019	280,859	11,907	4,179	(834)	296,111

Deferred income tax assets	Provisions	Tax loss carry forwards	Equity-settled share-based compensation	Biological assets	Others	Total
At January 1, 2018	2,483	96,117	5,681	—	13,902	118,183
Charged / (credited) to the statement of income	2,003	(10,798)	(379)	4,572	30,913	26,311
Tax effect on the opening net book amount for the application of IAS 29	—	—	—	—	(687)	(687)
Others	—	—	—	—	(970)	(970)
Tax charge relating to cash flow hedge	—	11,322	—	—	—	11,322
Exchange differences	(526)	(16,421)	—	22	(803)	(17,728)
At December 31, 2018	3,960	80,220	5,302	4,594	42,355	136,431
(Credited) / charged to the statement of income	(604)	11,080	(1,568)	(117)	772	9,563
Acquisition of subsidiaries	7	134	—	—	(53)	88
Others	—	—	—	—	(705)	(705)
Tax charge relating to cash flow hedge	—	6,755	—	—	—	6,755
Exchange differences	(126)	(3,707)	(1,161)	31	(2,902)	(7,865)
At December 31, 2019	3,237	94,482	2,573	4,508	39,467	144,267

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

In order to fully realize the deferred tax asset, the Group will need to generate future taxable income in the countries where the tax loss carry forward were incurred. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that as at December 31, 2019, it is probable that the Group will realize some portion of the deferred tax assets in Brazil and Argentina.

As of December 31, 2019, the Group’s tax loss carry forwards and their corresponding jurisdictions are as follows:

Jurisdiction	Tax loss carry forward	Expiration period
Argentina (1)	136,205	5 years
Brazil	169,209	No expiration date.
Uruguay	4,371	5 years
Luxembourg	29,834	No expiration date.

(1) As of December 31, 2019, the aging of the determination tax loss carry forward in Argentina is as follows:

Year of generation	Amount
2015	11,359
2016	3,138
2017	12,627
2018	30,383
2019	78,698

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The Group did not recognize deferred income tax assets of US$ 4.9 million as of December 31, 2018, in respect of losses amounting to US$ 19.5 million that can be carried forward against future taxable income.

The tax on the Group’s profit before income tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	2019	2018	2017
Tax calculated at the tax rates applicable to profits in the respective countries	(7,250)	2,956	(3,013)
Non-deductible items	(1,511)	(2,249)	(1,406)
Effect of the changes in the statutory income tax rate in Argentina	3,115	(1,013)	1,781
Unused tax losses	(3,742)	(4,181)	(2,265)
Tax losses where no deferred tax asset was recognized	1,910	(2,368)	(29)
Non-taxable income	11,545	13,069	2,437
Previously unrecognized tax losses now recouped to reduce tax expenses	—	—	7,595
Effect of IAS 29 on Argentina´s Shareholder´s equity and deferred income tax	(23,805)	(5,825)	—
Others	(1,082)	635	(108)
Income tax (expense) / benefit	(20,820)	1,024	4,992

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.	Earnings per share

(a) Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Group by the weighted average number of shares in issue during the period excluding ordinary shares held as treasury shares (Note 24).

	2019	2018	2017
(Loss) / Profit from operations attributable to equity holders of the Group	(772)	(24,622)	13,198
Weighted average number of shares in issue (thousands)	117,252	116,637	120,599
Basic (loss) / earnings per share from operations	(0.007)	(0.211)	0.109

(b) Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares. The Group has two categories of dilutive potential shares: equity-settled share options and restricted units. For these instruments, a calculation is done to determine the number of shares that could have been acquired at fair value, based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the equity-settled share options. As of December 31, 2019, there were 737 thousands (2018: 851 thousands; 2017: 1,658 thousands) share options/restricted units outstanding that could potentially have a dilutive impact in the future but were antidilutive for the periods presented.

	2019	2018	2017
(Loss) / Profit from operations attributable to equity holders of the Group	(772)	(24,622)	13,198
Weighted average number of shares in issue (thousands)	117,252	116,637	120,599
Adjustments for:
- Employee share options and restricted units (thousands)	645	1,198	1,604
Weighted average number of shares for diluted earnings per share (thousands)	117,897	117,835	122,203
Diluted (loss) / earnings per share from operations	(0.007)	(0.211)	0.108

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

12.	Property, plant and equipment

Changes in the Group’s property, plant and equipment in 2019 and 2018 were as follows:

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and fittings	Bearer plants	Others	Work in progress	Total
At January 1, 2018
Cost	110,743	22,399	329,366	696,266	421,855	16,999	29,635	1,627,263
Accumulated depreciation	—	(13,392)	(136,522)	(450,186)	(182,945)	(12,841)	—	(795,886)
Net book amount	110,743	9,007	192,844	246,080	238,910	4,158	29,635	831,377
At December 31, 2018
Opening net book amount	110,743	9,007	192,844	246,080	238,910	4,158	29,635	831,377
Adjustment of opening net book amount for the application of IAS 29	211,328	11,520	22,563	5,181	—	1,140	856	252,588
Exchange differences	(78,858)	(3,310)	(34,195)	(49,222)	(36,504)	1,410	(6,408)	(207,087)
Additions	—	97	13,773	50,759	96,365	2,098	61,829	224,921
Revaluation surplus	545,129	—	—	—	—	—	—	545,129
Reclassification from investment property	3,313	—	—	—	—	—	—	3,313
Transfers	—	2,012	14,264	18,577	—	49	(34,902)	—
Disposals	—	—	(149)	(2,144)	—	(85)	(67)	(2,445)
Disposals of subsidiaries	(11,471)	—	(593)	(17)	(1,667)	—	—	(13,748)
Reclassification to non-income tax credits (*)	—	—	(114)	(422)	—	—	(39)	(575)
Depreciation	—	(3,002)	(19,771)	(63,644)	(64,148)	(2,469)	—	(153,034)
Closing net book amount	780,184	16,324	188,622	205,148	232,956	6,301	50,904	1,480,439

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

12.	Property, plant and equipment (continued)

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and fittings	Bearer plants	Others	Work in progress	Total
At December 31, 2018
Fair value for farmlands / Cost	780,184	32,718	344,915	718,978	480,049	21,611	50,904	2,429,359
Accumulated depreciation	—	(16,394)	(156,293)	(513,830)	(247,093)	(15,310)	—	(948,920)
Net book amount	780,184	16,324	188,622	205,148	232,956	6,301	50,904	1,480,439
Year ended December 31, 2019
Opening net book amount	780,184	16,324	188,622	205,148	232,956	6,301	50,904	1,480,439
Exchange differences	(25,205)	(536)	(6,846)	(8,770)	(9,802)	(207)	(3,170)	(54,536)
Additions	1,738	62	38,570	62,320	102,813	2,160	54,488	262,151
Revaluation surplus	(42,384)	—	—	—	—	—	—	(42,384)
Acquisition of subsidiaries	815	—	24,126	5,280	—	437	—	30,658
Reclassification from investment property	4,816	—	—	—	—	—	—	4,816
Transfers	—	12,643	13,614	16,772	—	35	(43,064)	—
Disposals	—	—	(81)	(3,308)	—	(129)	—	(3,518)
Disposals of subsidiaries	(10,379)	—	(571)	(22)	—	—	—	(10,972)
Reclassification to non-income tax credits (*)	—	—	—	(226)	—	—	—	(226)
Depreciation	—	(3,213)	(24,714)	(70,921)	(72,447)	(1,913)	—	(173,208)
Closing net book amount	709,585	25,280	232,720	206,273	253,520	6,684	59,158	1,493,220
At December 31, 2019
Fair value for farmlands / Cost	709,585	44,887	413,727	791,024	573,060	23,907	59,158	2,615,348
Accumulated depreciation	—	(19,607)	(181,007)	(584,751)	(319,540)	(17,223)	—	(1,122,128)
Net book amount	709,585	25,280	232,720	206,273	253,520	6,684	59,158	1,493,220

(*) Brazilian federal tax law allows entities to take a percentage of the total cost of the assets purchased as a tax credit. As of December 31, 2019 and 2018, ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) tax credits were reclassified to trade and other receivables.

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
 Farmlands are measured at Fair Value. For all farmlands with a total valuation of US$ 710 million as of December 31, 2019, the valuation was determined using sales Comparison Approach prepared by an independent expert. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant premise being the price per hectare (Level 3). The Group estimated that, other factors being constant, a 10% reduction on the Sales price for the period ended December 31, 2019 would have reduced the value of the farmlands on US$ 71 million, which would impact, net of its tax effect on the "Revaluation surplus" item in the statement of Changes in Shareholders' Equity. If farmlands were stated on the historical cost basis, the amount as of December 31, 2019 would be US$ 235 million.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

12.	Property, plant and equipment (continued)

Depreciation charges are included in “Cost of production of Biological Assets”, “Cost of production of manufactures products”, “General and administrative expenses”, “Selling expenses” and capitalized in “Property, plant and equipment” for the years ended December 31, 2019 and 2018.

During the year ended December 31, 2019, borrowing costs of US$ 13,904 (2018:US$ 3,660) were capitalized as components of the cost of acquisition or construction for qualifying assets.

Certain of the Group’s assets have been pledged as collateral to secure the Group’s borrowings and other payables. The net book value of the pledged assets amounts to US$ 324,129 as of December 31, 2019 (2018: US$ 265,099).

13.    Right of use assets

Changes in the Group’s right of use assets in 2019 were as follows:

	Agricultural partnerships	Others	Total

At January 1, 2019
Adoption of IFRS 16	194,763	10,174	204,937
Exchange differences	1,582	(14,364)	(12,782)
Additions and re-measurement	60,770	30,296	91,066
Depreciation	(37,278)	(7,890)	(45,168)
Closing net book amount	219,837	18,216	238,053

Since January 1,2019, the Company mandatorily adopted IFRS 16, (Note 35.1). Agricultural partnership has an average of 6 years duration.

As of December 31, 2019 included within Right of use assets balances are US$ 706 related to the net book value of assets under finance leases.

Depreciation charges are included in “Cost of production of Biological Assets”, “Cost of production of manufactures products”, “General and administrative expenses”, “Selling expenses” and capitalized in “Property, plant and equipment” for the year ended December 31, 2019.

14.    Investment property

Changes in the Group’s investment property in 2019 and 2018 were as follows:

	2019	2018
Beginning of the year	40,725	42,342
Net (loss) / gain from fair value adjustment (Note 8)	(325)	13,409
Reclassification to property, plant and equipment (i)	(4,816)	(3,313)
Exchange difference	(1,289)	(11,713)
End of the year	34,295	40,725
Fair value	34,295	40,725
Net book amount	34,295	40,725

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

14.	Investment property (continued)

(i)       Relates to new contracts with third parties.
The accounting policy for all Investment properties are measured at Fair Value. For all Investment properties with a total valuation of US$ 34.2 million and US$ 40.7 million as of December 31, 2019 and 2018 respectively, the valuation was determined using Sales Comparison Approach prepared by an independent expert. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant premise being the price per hectare (Level 3). The increase /decrease in the Fair value is recognized in the Statement of income under the line item "Other operating income, net". The Group estimated that, other factors being constant, a 10% reduction on the Sales price for the period ended December 31, 2019 and 2018 would have reduced the value of the Investment properties on US$ 3.4 million and US$ 4.1 million respectively, which would impact the line item "Net gain from fair value adjustment ".

15.	Intangible assets

Changes in the Group’s intangible assets in 2019 and 2018 were as follows:

	Goodwill	Software	Trademarks	Others	Total
At January 1, 2018
Cost	12,412	7,251	2,461	234	22,358
Accumulated amortization	—	(3,400)	(1,556)	(210)	(5,166)
Net book amount	12,412	3,851	905	24	17,192
Year ended December 31, 2018
Opening net book amount	12,412	3,851	905	24	17,192
Adjustment of opening net book amount for the application of IAS 29	15,554	836	—	—	16,390
Exchange differences	(6,616)	(1,139)	(19)	(1)	(7,775)
Additions	—	3,217	—	105	3,322
Amortization charge (i)	—	(1,168)	—	(52)	(1,220)
Closing net book amount	21,350	5,597	886	76	27,909
At December 31, 2018
Cost	21,350	10,165	2,442	338	34,295
Accumulated amortization	—	(4,568)	(1,556)	(262)	(6,386)
Net book amount	21,350	5,597	886	76	27,909
Year ended December 31, 2019
Opening net book amount	21,350	5,597	886	76	27,909
Exchange differences	(695)	(329)	(1)	(16)	(1,041)
Additions	—	2,080	6,431	106	8,617
Acquisition of subsidiaries	—	66	—	—	66
Disposal	(635)	(6)	—	—	(641)
Amortization charge (i)	—	(1,147)	—	(84)	(1,231)
Closing net book amount	20,020	6,261	7,316	82	33,679
At December 31, 2019
Cost	20,020	11,976	8,872	428	41,296
Accumulated amortization	—	(5,715)	(1,556)	(346)	(7,617)
Net book amount	20,020	6,261	7,316	82	33,679

(i)
Amortization charges are included in “General and administrative expenses” and “Selling expenses” for the years ended December 31, 2019 and 2018, respectively. There were no impairment charges for any of the years presented (see Note 32 (a)).

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.	Biological assets

Changes in the Group’s biological assets in 2019 and 2018 were as follows:

	2019
	Crops (ii)	Rice (ii)	Dairy	All other segments	Sugarcane (ii)	Total
Beginning of the year	27,347	17,173	10,298	3,094	47,475	105,387
Increase due to purchases	—	—	—	1,080	—	1,080
Initial recognition and changes in fair value of biological assets (i)	29,741	12,215	13,510	13	13,110	68,589
Decrease due to harvest / disposals	(108,732)	(39,331)	(38,828)	(3,452)	(103,551)	(293,894)
Costs incurred during the year	93,715	32,802	26,735	3,035	100,775	257,062
Exchange differences	(3,667)	(1,375)	(194)	(97)	(2,455)	(7,788)
End of the year	38,404	21,484	11,521	3,673	55,354	130,436

	2018
	Crops (ii)	Rice (ii)	Dairy	All other segments	Sugarcane (ii)	Total
Beginning of the year	31,745	29,717	9,338	4,016	93,178	167,994
Adjustment of opening net book amount for the application of IAS 29	640	17	—	—	—	657
Increase due to purchases	—	—	—	906	—	906
Initial recognition and changes in fair value of biological assets (i)	28,663	4,125	5,455	(1,198)	(20,850)	16,195
Decrease due to harvest / disposals	(104,941)	(39,578)	(25,800)	(1,278)	(105,536)	(277,133)
Costs incurred during the year	78,984	33,121	23,731	1,769	94,121	231,726
Exchange differences	(7,744)	(10,229)	(2,426)	(1,121)	(13,438)	(34,958)
End of the year	27,347	17,173	10,298	3,094	47,475	105,387

(i)       Biological asset with a production cycle of more than one year (that is dairy and cattle) generated “Initial recognition and changes in fair value of biological assets” amounting to US$ 4,257 for the year ended December 31, 2019 (2018: US$ 12,036). In 2019, an amount of US$ 2,414 (2018: US$ 2,830) was attributable to price changes, and an amount of US$ 1,843 (2018: US$ 9,206) was attributable to physical changes.
(ii)Biological assets that are measured at fair value within level 3 of the hierarchy.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.	Biological assets (continued)

Cost of production as of December 31, 2019:

	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	2,600	5,192	3,776	582	10,657	22,807
Depreciation and amortization	3	—	—	—	5,465	5,468
Depreciation of right of use assets	—	—	—	—	31,190	31,190
Fertilizers, agrochemicals and seeds	40,767	9,924	—	33	40,355	91,079
Fuel, lubricants and others	886	678	889	77	3,031	5,561
Maintenance and repairs	996	2,648	1,582	253	2,254	7,733
Freights	1,446	318	89	151	—	2,004
Contractors and services	27,782	10,745	3	96	5,161	43,787
Feeding expenses	3	—	10,538	810	—	11,351
Veterinary expenses	—	—	2,020	209	—	2,229
Energy power	69	2,310	979	10	—	3,368
Professional fees	196	74	138	4	214	626
Other taxes	1,182	105	8	96	43	1,434
Lease expense and similar arrangements	14,767	53	3	8	1,417	16,248
Others	3,018	755	307	28	988	5,096
Subtotal	93,715	32,802	20,332	2,357	100,775	249,981
Own agricultural produce consumed	—	—	6,403	678	—	7,081
Total	93,715	32,802	26,735	3,035	100,775	257,062

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.	Biological assets (continued)

Cost of production as of December 31, 2018:

	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	2,710	5,336	3,429	540	9,408	21,423
Depreciation and amortization	147	—	—	—	3,436	3,583
Fertilizers, agrochemicals and seeds	34,961	10,189	—	—	35,016	80,166
Fuel, lubricants and others	811	660	683	60	2,790	5,004
Maintenance and repairs	943	2,349	1,557	287	1,789	6,925
Freights	119	387	80	92	—	678
Contractors and services	23,231	10,571	—	38	5,621	39,461
Feeding expenses	—	—	9,795	146	—	9,941
Veterinary expenses	—	—	1,522	141	—	1,663
Energy power	109	2,432	764	—	—	3,305
Professional fees	165	83	140	4	177	569
Other taxes	1,293	114	8	83	42	1,540
Lease expense and similar arrangements	11,868	174	—	3	34,666	46,711
Others	2,627	826	289	30	1,176	4,948
Subtotal	78,984	33,121	18,267	1,424	94,121	225,917
Own agricultural produce consumed	—	—	5,464	345	—	5,809
Total	78,984	33,121	23,731	1,769	94,121	231,726

Biological assets in December 31, 2019 and 2018 were as follows:

	2019	2018
Non-current
Cattle for dairy production (i)	11,397	9,859
Breeding cattle (ii)	1,783	1,310
Other cattle (ii)	123	101
	13,303	11,270
Current
Breeding cattle (iii)	1,677	1,683
Other cattle (iii)	214	439
Sown land – crops (ii)	38,404	27,347
Sown land – rice (ii)	21,484	17,173
Sown land – sugarcane (ii)	55,354	47,475
	117,133	94,117
Total biological assets	130,436	105,387

(i)	Classified as bearer and mature biological assets.

(ii)	Classified as consumable and immature biological assets.

(iii)	Classified as consumable and mature biological assets.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.	Biological assets (continued)

The fair value less estimated point of sale costs of agricultural produce at the point of harvest amounted to US$ 105,536 for the year ended December 31, 2019 (2018: US$ 113,184).

The following table presents the Group´s biological assets that are measured at fair value at December 31, 2019 and 2018 (see Note 17 to see the description of each fair value level):

	2019				2018
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Cattle for dairy production	—	11,397	—	11,397	—	9,859	—	9,859
Breeding cattle	3,460	—	—	3,460	2,993	—	—	2,993
Other cattle	1	336	—	337	—	540	—	540
Sown land – sugarcane	—	—	55,354	55,354	—	—	47,475	47,475
Sown land – crops	—	—	38,404	38,404	—	—	27,347	27,347
Sown land – rice	—	—	21,484	21,484	—	—	17,173	17,173

There were no transfers between any levels during the year.

The following significant unobservable inputs were used to measure the Group´s biological assets using the discounted cash flow valuation technique:

Description	Unobservable inputs	Range of unobservable inputs		Relationship of unobservable inputs to fair value
		2019	2018
Sown land – sugarcane	Sugarcane yield – tonnes per hectare; Sugarcane TRS (kg of sugar per ton of cane) Production Costs – US$ per hectare. (Include maintenance, harvest and leasing costs)	-Sugarcane yield: 60-100 tn/ha -Sugarcane TRS: 120-140 kg of sugar/ton of cane -Maintenance costs: 500-700 US$/ha -Harvest costs: 9.0 -15.0 US$/ton of cane -Leasing costs: 12.0-14.4 tn/ha	-Sugarcane yield: 60-100 tn/ha -Sugarcane TRS: 120-140 kg of sugar/ton of cane -Maintenance costs: 500-700 US$/ha -Harvest costs: 9.0 -15.0 US$/ton of cane -Leasing costs: 12.0-14.4 tn/ha
The higher the sugarcane yield, the higher the fair value. The higher the maintenance, harvest and leasing costs per hectare, the lower the fair value. The higher the TRS of sugarcane, the higher the fair value.

Sown land – crops	Crops yield – tonnes per hectare; Commercial Costs – US$ per hectare; Production Costs – US$ per hectare.
- Crops yield: 0.95 – 4.69 tn/ha for Wheat, 2.5 – 10  tn/ha for Corn, 1.19 - 3.8 tn/ha for Soybean and 1.6-3 for Sunflower
- Commercial Costs: 6-43 US$/ha for Wheat, 2-51 US$/ha for Corn, 7-59 US$/ha for Soybean and 2-71 US$/ha for Sunflower
- Production Costs: 115-574 US$/ha for Wheat, 198-859 US$/ha for Corn, 159-679 US$/ha for Soybean and 233-641 US$/ha for Sunflower

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
Sown land – rice	Rice yield – tonnes per hectare; Commercial Costs – US$ per hectare; Production Costs – US$ per hectare.	-Rice yield: 6.5 -7.5 tn/ha -Commercial Costs: 8-12 US$/ha -Production Costs: 750-950 US$/ha	-Rice yield: 6.0 -7.4 tn/ha -Commercial Costs: 11-14 US$/ha -Production Costs: 830-1,090 US$/ha	The higher the rice yield, the higher the fair value. The higher the commercial and direct costs per hectare, the lower the fair value.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.	Biological assets (continued)

As of December 31, 2019, the impact of a reasonable 10 % increase (decrease) in estimated costs, with all other variables held constant, would result in a decrease (increase) in the fair value of the Group’s plantations less cost to sell of US$ 7.9 million for sugarcane, US$ 2.8 million for crops and US$ 2.0 million for rice.

As of December 31, 2018, the impact of a reasonable 10 % increase (decrease) in estimated costs, with all other variables held constant, would result in a decrease (increase) in the fair value of the Group’s plantations less cost to sell of US$ 8.6 million for sugarcane, US$ 1.5 million for crops and US$ 3.4 million for rice.

17.	Investments in joint ventures

The table below lists the Group’s investment in joint ventures for the years ended December 31 2018 and 2017:

		% of ownership interest held
Name of the entity	Country of incorporation and operation	2018	2017
CHS AGRO S.A.	Argentina	50%	50%

On February 26, 2013, the Group formed CHS AGRO, a joint venture with CHS Inc. CHS Inc. is a leading farmer-owned energy, grains and foods company based in the United States. The Group holds a 50% interest in CHS AGRO. On October 2014, CHS AGRO finished its sunflower processing plant in the city of Pehuajo, Province of Buenos Aires, Argentina.

In January 2019, the Company acquired, the remaining 50% of CHS Agro S.A. a joint venture between the Company and CHS Argentina S.A. After this acquisition, the Company own 100% of CHS Agro S.A. which has since been renamed as Girasoles del Plata S.A. (See Note 22). Thus, the Company is not part of any Joint Venture as of December 31, 2019.

The following amounts represent the assets (including goodwill) and liabilities, and income and expenses of the joint ventures:

2018
Assets:
Non-current assets	9,860
Current assets	6,710
16,570
Liabilities:
Non-current liabilities	25,949
Current liabilities	18,622
44,571
Net liabilities of joint venture	(28,001)

	2018	2017
Income	9,305	14,879
Expenses	(31,989)	(22,657)
Loss before income tax	(22,684)	(7,778)

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

18.	Financial instruments by category

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

The following tables show the carrying amounts of financial assets and financial liabilities by category of financial instrument and reconciliation to the corresponding line item in the statements of financial position, as appropriate. Since the line items “Trade and other receivables, net” and “Trade and other payables” contain both financial instruments and non-financial assets or liabilities (such as other tax receivables or advance payments for services to be received in the future), the reconciliation is shown in the columns headed “Non-financial assets” and “Non-financial liabilities”. There was no reclassification between categories for the adoption of IFRS 9.

	Financial assets at amortized cost	Assets at fair value through profit or loss	Subtotal financial assets	Non- financial assets	Total
December 31, 2019
Assets as per statement of financial position
Trade and other receivables	88,113	—	88,113	84,218	172,331
Derivative financial instruments	—	1,435	1,435	—	1,435
Cash and cash equivalents	290,276	—	290,276	—	290,276
Total	378,389	1,435	379,824	84,218	464,042

	Liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Subtotal financial liabilities	Non- financial liabilities	Total
Liabilities as per statement of financial position
Trade and other payables	—	98,420	98,420	12,066	110,486
Borrowings (excluding lease liabilities) (i)	—	968,280	968,280	—	968,280
Leases Liabilities	—	216,384	216,384	—	216,384
Derivative financial instruments (i)	1,423	—	1,423	—	1,423
Total	1,423	1,283,084	1,284,507	12,066	1,296,573

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

(i)    Effective July 1, 2013 the Group formally documented and designated cash flow hedging relationships to hedge the foreign exchange rate risk of a portion of its highly probable future sales in U.S. Dollars using a portion of its borrowings denominated in U.S. Dollars, currency forwards and foreign currency floating-to-fixed interest rate swaps (see Note 2).

From January 1, 2019, the group applied IFRS 16. Liabilities carried at amortized cost also included liabilities under finance leases where the Group is the lessee and which therefore have to be measured in accordance with IAS 17. The categories disclosed are determined by reference to IFRS 9. Finance leases are excluded from the scope of IFRS 7. Therefore, finance leases have been shown separately in 2018.

Because of the short maturities of most trade accounts receivable and payable, other receivables and liabilities, and cash and cash equivalents, their carrying amounts at the closing date do not differ significantly from their respective fair values. The fair value of long-term borrowings is disclosed in Note 27.

Income, expense, gains and losses on financial instruments can be assigned to the following categories:

	Financial asset at amortized cost	Assets/ liabilities at fair value through profit or loss	Other financial liabilities at amortized cost	Total
December 31, 2019
Interest income (i)	7,319	—	—	7,319
Interest expense (i)	(35,208)	(27)	(24,899)	(60,134)
Foreign exchange losses (i)	(19,807)	(16,227)	(72,424)	(108,458)
(Loss) / gain from derivative financial instruments (ii)	(870)	1,441	—	571
Finance cost related to lease liabilities	—	(9,524)	—	(9,524)

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

18.	Financial instruments by category (continued)

	Financial assets at amortized cost	Assets/ liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Total
December 31, 2018
Interest income (i)	7,915	—	—	7,915
Interest expense (i)	(35,794)	—	(15,783)	(51,577)
Foreign exchange gains / (losses) (i)	(108,936)	(41,218)	(33,041)	(183,195)
Gain from derivative financial instruments (ii)	—	51,670	—	51,670

(i)	Included in “Financial Results, net” in the consolidated statement of income.

(ii)	Included in “Other operating income, net” and “Financial Results, net” in the consolidated statement of income.

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

As of December 31, 2019 and 2018, the financial instruments recognized at fair value on the statement of financial position comprise derivative financial instruments.

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

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of December 31, 2019 and 2018 and their allocation to the fair value hierarchy:

		Level 1	Level 2	Total
Assets
Derivative financial instruments	2019	1,257	178	1,435
Derivative financial instruments	2018	6,286	—	6,286

Liabilities
Derivative financial instruments	2019	(1,423)	—	(1,423)
Derivative financial instruments	2018	(254)	(29)	(283)

There were no transfers within level 1 and 2 during the years ended December 31, 2019 and 2018.

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

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for this purpose, details of which may be obtained from the following table:

Class	Pricing Method	Parameters	Pricing Model	Level	Total

Futures	Quoted price	—	—	1	(166)

NDF	Quoted price	Foreign-exchange curve.	Present value method	2	178
					12

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

19.	Trade and other receivables, net

	2019	2018
Non-current
Advances to suppliers	723	2,343
Income tax credits	5,240	4,429
Non-income tax credits (i)	16,895	15,998
Judicial deposits	2,596	2,908
Receivable from disposal of subsidiary	17,047	10,944
Other receivables	2,492	2,198
Non-current portion	44,993	38,820
Current
Trade receivables	55,271	60,167
Receivables from related parties (Note 33)	—	8,337
Less: Allowance for trade receivables	(3,773)	(2,503)
Trade receivables – net	51,498	66,001
Prepaid expenses	12,521	9,396
Advances to suppliers	14,417	43,365
Income tax credits	1,059	2,560
Non-income tax credits (i)	33,363	28,232
Receivable from disposal of subsidiary (Note 22)	5,716	3,709
Cash collateral	23	1,505
Receivables from related parties (Note 33)	—	324
Other receivables	8,741	3,594
Subtotal	75,840	92,685
Current portion	127,338	158,686
Total trade and other receivables, net	172,331	197,506

(i) Includes US$ 226 (2018: US$ 575) reclassified from property, plant and equipment.

The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other receivables approximate their carrying amount, as the impact of discounting is not significant.

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies (expressed in U.S. Dollars):

	2019	2018
Currency
U.S. Dollar	37,131	52,342
Argentine Peso	45,520	42,896
Uruguayan Peso	999	534
Brazilian Reais	88,681	101,734
	172,331	197,506

As of December 31, 2019 trade receivables of US$ 11,284 (2018: US$ 5,052) were past due but not impaired. The ageing analysis of these receivables indicates that US$ 381 and US$ 318 are over 6 months in December 31, 2019 and 2018, respectively.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

19.	Trade and other receivables, net (continued)

Since January 1, 2018, for trade receivables, the Company applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables.

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

Movements on the Group’s allowance for trade receivables are as follows:

	2019	2018	2017
At January 1	2,503	1,002	643
Charge of the year	3,656	2,468	758
Acquisition of subsidiary	46	—	—
Unused amounts reversed	(1,314)	(237)	(133)
Used during the year	(48)	(281)	(193)
Exchange differences	(1,070)	(449)	(73)
At December 31	3,773	2,503	1,002

The creation and release of allowance for trade receivables have been included in “Selling expenses” in the statement of income. Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above.

As of December 31, 2019, approximately 26% (2018: 89%) of the outstanding unimpaired trade receivables (neither past due not impaired) relate to sales to 24 well-known multinational companies with good credit quality standing, including but not limited to Raizen Combustiveis S.A., Camara de Comercializacao de Energia Electrica CCEE, Establecimientos Las Marias SACIFA, Cofco Resources S.A., Granar S.A., Rodoil Distribuidora de Combustiveis LTDA, among others. Most of these entities or their parent companies are externally credit-rated. The Group reviews these external ratings from credit agencies.

The remaining percentage as of December 31, 2019 and 2018 of the outstanding unimpaired trade receivables (neither past due nor impaired) relate to sales to a dispersed large quantity of customers for which external credit ratings may not be available. However, the total base of customers without an external credit rating is relatively stable.

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

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

20.	Inventories

	2019	2018
Raw materials	47,501	48,140
Finished goods (Note 5) (1)	65,278	79,758
Others	11	204
	112,790	128,102

(1) Finished goods of Crops reportable segment are valued at fair value.

21.	Cash and cash equivalents

	2019	2018
Cash at bank and on hand	124,701	197,544
Short-term bank deposits	165,575	76,091
	290,276	273,635

22.	Disposals and acquisitions

Acquisitions

In January 2019, the Company acquired, the remaining 50% of CHS Agro S.A. a joint venture between the Company and CHS Argentina S.A. After this acquisition, we own 100% of CHS Agro S.A. which has since been renamed as Girasoles del Plata S.A. The consideration for this operation was nominal. At the day of the acquisition, we had our participation valued at 0. As a result of this transaction, the Company recognized a gain in the line item Other Operating Income of USD 0.2 million.

Net assets acquired are as follows:

Property, plant and equipment	21,800
Intangible assets, net	41
Inventories	1,866
Trade and other receivables, net	4,492
Deferred income tax liabilities	(4,546)
Trade and other payables	(1,031)
Current income tax liabilities	(5)
Payroll and Social liabilities	(153)
Borrowings	(23,062)
Cash and cash equivalents added as a result of the business combination	747
Total net assets added as a result of business combination	149
Fair value of previously held equity interest	74
Gain for bargain purchase	75

In January 2019, the Company acquired 100% of Olam Alimentos S.A. whose principal asset is a peanuts processing facility located in the Province of Córdoba, (currently Mani del Plata S.A.) from Olam International Ltd. The consideration for this acquisition was USD 10 million to be disbursed in three installments, with the first payment made at closing. This transaction qualifies as a purchase of assets.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

22.	Disposals and acquisitions (continued)

In February 2019, the Company acquired two dairy facilities from SanCor Cooperativas Unidas Limitada ("SanCor"). The first facility is located in Chivilcoy, Province of Buenos Aires and processes fluid milk while the second facility is located in Morteros, Province of Cordoba and produces powder milk and cheese. Together with these facilities, we also acquired the brands Las Tres Niñas and Angelita. The total consideration for these operations was US$ 47 million. This transaction qualifies as a purchase of assets.

Disposals

In May 2018, the Group completed the sale of Q45 Negócios Imobiliários Ltda., a wholly owned subsidiary, which main underlying asset is the  Rio De Janeiro Farm, for a selling price of US$ 34 million (Reais 120 million), which was fully collected as of the date of these financial statements. This transaction resulted in a gain of US$ 22 million included in “Other operating income” under the line item “Gain from the sale of farmland and other assets”.

In June 2018, the Group completed the sale of Q43 Negócios Imobiliários Ltda., a wholly owned subsidiary , which main underlying asset is the Conquista Farm, for a selling price of US$ 18.4 million (Reais 68 million), of which US$ 5.6 million (Reais 21.4 million) has already been collected and the balance will be collected in four annual installments starting in June 2019. This transaction resulted in a gain of US$ 14 million, included in “Other operating income” under the line item “Gain from the sale of farmland and other assets”

In January 2019, we completed the sale of Q065 Negócios Imobiliários Ltda., a wholly owned subsidiary , which main underlying asset is the Alto Alegre Farm, for a selling price of US$ 16.6 million (Reais 62.5 million), of which US$ 2.2 million (Reais 8.4 million) has already been collected and the balance will be collected in seven annual installments starting in June 2019.

This transaction resulted in a gain before tax of US$ 1.5 million, and also in the reclassification of Revaluation surplus to retained earnings of U$S 8.0 million.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

23.    Shareholders' contributions

The share capital of the Group is represented by common shares with a nominal value of US$ 1.5 per share and one vote each.

	Number of shares	Share capital and share premium
At January 1, 2017	122,382	1,120,823
Employee share options exercised (Note 24) (1)	—	50
Restricted shares and units vested (Note 24)	—	4,149
Purchase of own shares	—	(32,515)
At December 31,2017	122,382	1,092,507
Restricted shares and units vested (Note 24)	—	4,775
Purchase of own shares	—	(13,206)
At December 31,2018	122,382	1,084,076
Restricted shares units vested (Note 24)	—	4,455
Purchase of own shares	—	(3,219)
At December 31,2019	122,382	1,085,312

(1)	Treasury shares were used to settle these options and units.

Share Repurchase Program

On September 24, 2013, the Board of Directors of the Company has authorized a share repurchase program for up to 5% of its outstanding shares. The repurchase program has commenced on September 24, 2013 and is reviewed by the Board of Directors after each 12-month period. On August 13, 2019, the Board of Directors approved the extension of the program for an additional twelve-month period, ending September 23, 2020.

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

As of December 31, 2019, the Company repurchased 9,117,747 shares under this program, of which 3,828,042 have been applied to some exercise of the Company’s stock option plan and restricted stock units plan. In 2019, 2018 and 2017 the Company repurchased shares for an amount of US$ 4,263; US$ 15,725; US$ 38,367, respectively. The outstanding treasury shares as of December 31, 2019 totaled 5,295,765.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

24.	Equity-settled share-based payments

The Group has set a “2004 Incentive Option Plan” and a “2007/2008 Equity Incentive Plan” (collectively referred to as “Option Schemes”) under which the Group granted equity-settled options to senior managers and selected employees of the Group's subsidiaries. Additionally, in 2010 the Group has set a “Adecoagro Restricted Share and Restricted Stock Unit Plan” (referred to as “Restricted Share Plan”) under which the Group grants restricted stock units and restricted shares to senior and medium management and key employees of the Group’s subsidiaries.

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

Movements in the number of equity-settled options outstanding and their related weighted average exercise prices under the Adecoagro/ IFH 2004 Stock Incentive Option Plan are as follows:

	2019		2018		2017
	Average exercise price per share	Options (thousands)	Average exercise price per Share	Options (thousands)	Average exercise price per Share	Options (thousands)
At January 1	6.66	1,634	6.66	1,634	6.66	1,641
Exercised	—	—	—	—	5.83	(7)
At December 31	6.66	1,634	6.66	1,634	6.66	1,634

Options outstanding at year end under this Plan have the following expiry date and exercise prices:

	Exercise price per share	Shares (in thousands)
Expiry date (i):		2019	2018	2017
May 1, 2024	5.83	496	496	496
May 1, 2025	5.83	452	452	452
January 1, 2026	5.83	142	142	142
February 16, 2026	7.11	103	103	103
October 1, 2026	8.62	441	441	441

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

Movements in the number of equity-settled options outstanding and their related weighted average exercise prices under the Adecoagro/ IFH 2007/2008 Equity Incentive Plan are as follows:

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

24.	Equity-settled unit-based payments (continued)

	2019		2018		2017
	Average exercise price per share	Options (thousands)	Average exercise price per share	Options (thousands)	Average exercise price per share	Options (thousands)
At January 1	13.37	737	13.31	851	13.07	1,658
Forfeited	13.40	—	13.27	(11)	13.40	(4)
Expired	12.82	(609)	12.82	(103)	12.82	(803)
At December 31	13.26	128	13.37	737	13.31	851

Options outstanding at year-end under the Adecoagro/ IFH 2007/2008 Equity Incentive Plan have the following expiry date and exercise prices:

	Exercise price per share	Shares (in thousands)
Expiry date:		2019	2018	2017
From Nov 13, 2017 to Aug 25, 2018	12.82	—	—	105
January 30, 2019	13.40	—	595	595
June 1, 2019	12.82	—	3	3
November 1, 2019	13.40	—	11	11
From Jan 30, 2020 to Sep 1, 2020	13.40	97	97	106
From Jan 30, 2020 to Sep 1, 2020	12.82	31	31	31

The following table shows the exercisable shares at year end under both the Adecoagro/ IFH 2004 Incentive Option Plan and the Adecoagro/ IFH 2007/ 2008 Equity Incentive Plan:

Exercisable shares in thousands
2019	1,762
2018	2,371
2017	2,485

(b)	Restricted Stock Unit Plan

The Restricted Share and Restricted Stock Unit Plan was effectively established in 2010 and amended in November 2011. It is administered by the Compensation Committee of the Company. Restricted shares or units under these Plan vest over a 3-year period from the date of grant at 33% on each anniversary of the grant date. Participants are entitled to receive one common share of the Company for each restricted share or restricted unit granted. There are no performance requirements for the delivery of common shares, except that a participant’s employment with the Group must not have been terminated prior to the relevant vesting date. If the participant ceases to be an employee for any reason, any unvested restricted share or unit shall not be converted into common shares. The maximum number of ordinary shares with respect to which awards may be made under the Plan is 3,982,658, of which 3,896,809 have already been granted and 976,234 will be vested on future periods. The maximum numbers of ordinary shares are revised annually.

At December 31, 2019, the Group recognized compensation expense US$ 4.8 million related to the restricted stock units granted under the Restricted Share Plan (2018: US$ 4.9 million and 2017: US$ 5.6 million).

The restricted shares under the Restricted Share Plan were measured at fair value at the date of grant.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

24.	Equity-settled unit-based payments (continued)

Key grant-date fair value and other assumptions under the Restricted Share Plan are detailed below:

Grant Date	Apr 1, 2017	May 15, 2017	Apr 1, 2018	May 15, 2018	Apr 1, 2019	May 15, 2019
Fair value	11.88	12.14	8.43	9.10	7.00	7.20
Possibility of ceasing employment before vesting	—%	—%	—%	—%	—%	—%

Movements in the number of restricted shares outstanding under the Restricted Share Plan are as follows:

	Restricted shares (thousand)	Restricted stock units (thousands)	Restricted stock units (thousands)	Restricted stock units (thousands)
	2019	2019	2018	2017
At January 1	—	976	969	1,000
Granted (1)	753	20	530	488
Forfeited	(3)	(12)	(25)	(29)
Vested	—	(476)	(498)	(490)
At December 31	750	508	976	969

(1) Approved by the Board of Directors of March 12, 2019 and the Shareholders Meeting of April 17, 2019.

25.	Legal and other reserves

According to the laws of certain of the countries in which the Group operates, a portion of the profit of the year (5%) is separated to constitute legal reserves until they reach legal capped amounts. These legal reserves are not available for dividend distribution and can only be released to absorb losses. The legal limit of these reserves has not been met.

Legal and other reserves amount to US$ 3,699 as of December 31, 2019 (2018: US$ 3,664) and are included within the balance of retained earnings in the statement of changes in shareholders’ equity.

The Company may make distributions in the form of dividends or otherwise to the extent that it has distributable retained earnings or available distributable reserves (including share premium) that result from the Stand Alone Financial Statements prepared in accordance with Luxembourg GAAP. No distributable retained earning result from the Stand Alone Financial Statements of the Company as of December 31, 2019, but the Company has distributable reserves in excess of US$ 935,220.

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

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

26.	Trade and other payables

	2019	2018
Non-current
Payable from acquisition of property, plant and equipment	3,394	—
Other payables	205	211
	3,599	211
Current
Trade payables	90,594	94,483
Advances from customers	2,980	3,813
Taxes payable	9,086	6,457
Payables from acquisition of property, plant and equipment	3,596	—
Other payables	631	1,473
	106,887	106,226
Total trade and other payables	110,486	106,437

The fair values of current trade and other payables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other payables approximate their carrying amounts, as the impact of discounting is not significant.

27.	Borrowings

	2019	2018
Non-current
Senior Notes	496,564	496,118
Bank borrowings	283,638	221,971
Obligations under finance leases	—	395
	780,202	718,484
Current
Senior Notes	8,250	8,250
Bank overdrafts	27	2,320
Bank borrowings	179,801	132,862
Obligations under finance leases	—	200
	188,078	143,632
Total borrowings	968,280	862,116

As of December 31, 2019, total bank borrowings include collateralized liabilities of US$ 210,525 (2018: US$ 268,765). These loans are mainly collateralized by property, plant and equipment, sugarcane plantations, sugar export contracts and shares of certain subsidiaries of the Group.

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

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

27.	Borrowings (continued)

The Notes contain customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions. During 2019 and 2018 the Group was in compliance with these financial covenants.

The maturity of the Group's borrowings (excluding obligations under finance leases) and the Group's exposure to fixed and variable interest rates is as follows:

	2019	2018
Fixed rate:
Less than 1 year	120,154	105,708
Between 1 and 2 years	46,247	16,287
Between 2 and 3 years	55,453	25,704
Between 3 and 4 years	40,725	43,507
Between 4 and 5 years	10,331	26,415
More than 5 years	595,550	505,456
	868,460	723,077
Variable rate:
Less than 1 year	67,924	37,724
Between 1 and 2 years	20,007	17,278
Between 2 and 3 years	7,197	29,861
Between 3 and 4 years	4,692	22,886
Between 4 and 5 years	—	18,251
More than 5 years	—	12,444
	99,820	138,444
	968,280	861,521

Borrowings incurred by the Group’s subsidiaries in Brazil are repayable at various dates between January 2020 and November 2027 and bear either fixed interest rates ranging from 2.5% to 7.95% per annum or variable rates based on LIBOR or other specific base-rates plus spreads ranging from 5.47% to 8.33% per annum. At December 31, 2019 LIBOR (six months) was 1.91% (2018: 2.88%).

Borrowings incurred by the Group´s subsidiaries in Argentina are repayable at various dates between January 2020 and June 2024 and bear either fixed interest rates ranging from 5.68% and 7.50% per annum or variable rates based on LIBOR or other specific base-rates plus spreads ranging from from 4.00% to 4.75% for those borrowings denominated in U.S. Dollar, and a fixed interest rate at 61.00% per annum for those borrowings denominated in Argentine pesos.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

27.	Borrowings (continued)

Brazilian Subsidiaries

The main loans of the Group’s Brazilian Subsidiaries are:

Bank	Grant date	Nominal amount		Capital outstanding as of December 31				Maturity date	Annual interest rate
				2019			2018
		(In millions)		Millions of Reais		Millions of equivalent Dollars	Millions of equivalent Dollars
Banco Do Brasil (1)	October 2012	R$	130.0	R$	54.2	13.4	18.8	November 2022	2.94% minus 15% of performance bonus
Itau BBA FINAME Loan (2)	December 2012	R$	45.9	R$	6.5	1.6	3.1	December 2022	2.50%
Banco do Brasil / Itaú BBA Finem Loan (3)	September 2013	R$	273.0	R$	66.3	16.5	38.0	January 2023	6.83%
BNDES Finem Loan (4)	November 2013	R$	215.0	R$	83.7	20.8	28.6	January 2023	3.75%
ING Bank N.V. (5)	October 2018	US$	75.0		—	75.0	75.0	October 2023	6.33%
Certificados Recebíveis do Agronegócio (CRA)	December 2019	R$	400.0		—	99.2	—	November 2027	3,8% + IPCA

(1)	Collateralized by (i) a first degree mortgage of the Carmen (Santa Agua) farm; (ii) a first degree mortgage of the Sapálio farm; and (iii) liens over the Ivinhema mill and equipment.

(2)	Collateralized by (i) a first degree mortgage of the Carmen (Santa Agua) farm; (ii) a first degree mortgage of the Sapálio farm; and (iii) liens over the Ivinhema mill and equipment.

(3)
Collateralized by (i) a first degree mortgage of the Carmen (Santa Agua) farm; (ii) a first degree mortgage of the Sapálio farm; (iii) liens over the Ivinhema mill and equipment; and (iv) long term power purchase agreements (PPA).

(4)	Collateralized by (i) liens over the Ivinhema mill and equipment; and (ii) power sales contracts.

(5)	Collateralized by sales contracts.

In December 2019, Adecoagro Vale do Ivinhema placed R$ 400.0 million in Certificados de Recebíveis do Agronegócio (CRA), due in November 2027 and bearing an interest of IPCA (Brazilian official inflation rate) + 3.80% per annum. This debt was issued with no guarantee.

The above mentioned loans, except the CRA, contain certain customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions, as well as restrictions on the payment of dividends. These financial ratios are measured considering the statutory financial statements of the Brazilian Subsidiaries.

During 2019 and 2018 the Group was in compliance with all financial covenants.

Argentinian Subsidiaries

The main loans of the Group’s Argentinian Subsidiaries are:

Bank	Grant date	Nominal amount	Capital outstanding as of December 31		Maturity date	Annual interest rate
			2019	2018
		(In millions)	(In millions)	(In millions)
IFC Tranche A (1)	2016	USD 25	18.18	22.70	September 2023	4.3% per annum
IFC Tranche B (1)	2016	USD 25	14.29	21.40	September 2021	4% plus LIBOR
Rabobank (2)	2018	USD 50	50.00	50.00	June 2024	3% plus LIBOR

(1) Collateralized by a US$ 113 million mortgage over Carmen farm, which is property of Adeco Agropecuaria S.A.

(2) Collateralized by the pledged of the shares of Dinaluca S.A., Compañía Agroforestal S.M.S.A. and Bañado del Salado S.A.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

27.	Borrowings (continued)

The above mentioned loans contain certain customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions, as well as restrictions on the payment of dividends. These financial ratios are measured considering the statutory financial statements of the Argentinian Subsidiaries.

During 2019 and 2018 the Group was in compliance with all financial covenants.

The carrying amount of short-term borrowings is approximate its fair value due to the short-term maturity. Long term borrowings subject to variable rate approximate their fair value.The fair value of long-term subject to fix rate do not significant differ from their fair value. The fair value (level 2) of the notes as of December 31 2018 and 2019 equals US$ 460 million and US$ 497 million, 91.91% and 99.49% of the nominal amount, respectively.

The breakdown of the Group´s borrowing by currency is included in Note 2 - Interest rate risk.

Evolution of the Group's borrowings as December 31, 2019 and 2018 is as follow:

	2019	2018
Amount at the beginning of the year	862,116	817,958
Proceeds from long term borrowings	108,271	45,536
Payments of long term borrowings	(101,826)	(124,349)
Proceeds from short term borrowings	193,977	318,108
Payments of short term borrowings	(127,855)	(190,630)
Payments of interest (1)	(55,195)	(47,401)
Accrued interest	56,943	61,186
Acquisition of subsidiaries	12,823	—
Exchange differences, inflation and translation, net	3,618	(19,506)
Others	15,408	1,214
Amount at the end of the year	968,280	862,116

(1) Excludes payment of interest related to trade and other payables.

28.     Lease liabilities

Since January 1,2019 the Group mandatorily adopted IFRS 16 (Note 29 and 35.1).

	2019	2018
Lease liabilities
Non-current	174,570	—
Current	41,814	—
	216,384	—

The maturity of the Group´s lease liabilities is as follows:

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

28.	Lease liabilities (continued)

2019
Less than 1 year	41,813
Between 1 and 2 years	46,657
Between 2 and 3 years	28,197
Between 3 and 4 years	21,160
Between 4 and 5 years	18,427
More than 5 years	60,130
216,384
29.    Payroll and social security liabilities

	2019	2018
Non-current
Social security payable	1,209	1,219
	1,209	1,219
Current
Salaries payable	3,290	3,785
Social security payable	3,025	3,112
Provision for vacations	8,808	9,770
Provision for bonuses	10,085	9,311
	25,208	25,978
Total payroll and social security liabilities	26,417	27,197

30.	Provisions for other liabilities

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

The table below shows the movements in the Group's provisions for other liabilities categorized by type of provision:

	Labor, legal and other claims	Others	Total
At January 1, 2018	4,838	5	4,843
Additions	1,147	—	1,147
Used during year	(1,379)	—	(1,379)
Exchange differences	(986)	—	(986)
At December 31, 2018	3,620	5	3,625
Additions	527	41	568
Used during year	(774)	—	(774)
Exchange differences	(247)	—	(247)
At December 31, 2019	3,126	46	3,172

Analysis of total provisions:

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

30.	Provisions for other liabilities (continued)

	2019	2018
Non current	2,936	3,296
Current	236	329
	3,172	3,625

The Group is engaged in several legal proceedings, including tax, labor, civil, administrative and other proceedings in Brazil, which qualified as contingent liabilities for an aggregate claimed nominal amount of US$ 23.1 million and US$ 21.0 million as of December 31, 2019 and 2018, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

31.	Disclosure of leases and similar arrangements

As explained in note 35.1 above, the Group has changed its accounting policy for leases where the Group is the lessee. The new policy and the impact of the change is described in Note 35.1.

The Group as lessee

Operating leases:

The Group leases land for crop cultivation in Argentina. The leases have an average term of a crop year and are renewable at the option of the lessee for additional periods. Under the lease agreements, rent accrues generally at the time of harvest. Rent is payable at several times during the crop year. Lease expense was US$ 0.0 million for the year ended December 31, 2019 (2018: US$ 14.0 million; 2017: US$ 6.8 million). Lease expense is capitalized as part of biological assets.

The Group also leases various offices and machinery under cancellable operating lease agreements which involve no significant amount.

The future aggregate minimum lease payments under cancellable operating leases are as follows:

	2019	2018
No later than 1 year	—	9,082
Later than 1 year and no later than 5 years	—	426
	—	9,508

Agriculture “partnerships” (parceria by its exact term in Portuguese):

The Group enters into contracts with landowners to cultivate sugarcane on their land. These contracts have an average term of 6 years.

Under these contracts, the Group makes payments based on the market value of sugarcane per hectare (in tons) used by the Group in each harvest, with the market value based on the price of sugarcane published by CONSECANA and a fixed amount of total recoverable sugar per ton. Lease expense was US$ 9.2 million for the year ended December 31, 2019 (2018: US$ 41.10 million; 2017: US$ 38.5 million). Lease expense is included in “Initial recognition and changes in fair value of biological assets and agricultural produce” in the statement of income.

Finance leases:

Most of the leased assets carried in the consolidated statement of financial position as part of a finance lease relate to long-term rental and lease agreements for vehicles, machinery and equipment. Obligations under finance leasing totals US$ 522 and US$ 595 as of December 31, 2019 and 2018, respectively.

The Group as lessor

Operating leases:

The Group acts as a lessor in connection with an operating lease related to leased farmland, classified as investment property. The lease payments received are recognized in profit or loss. The lease has a term of ten years.

The following amounts have been recognized in the statement of income in the line “Sales goods and services rendered”:

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

31.	Disclosure of leases and similar arrangements (continued)

	2019	2018	2017
Rental income	564	643	771

The future minimum rental payments receivable under cancellable leases are as follows:

	2019	2018
No later than 1 year	—	32
Later than 1 year and no later than 5 years	—	306
	—	338

Finance leases:

The Group does not act as a lessor in connection with finance leases.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

32.    Group companies

The following table details the subsidiaries that comprised the Group as of December 31, 2019 and 2018:

			2019	2018
	Activities	Country of incorporation and operation	Ownership percentage held if not 100%	Ownership percentage held if not 100%
Details of principal subsidiary undertakings:
Operating companies (unless otherwise stated):
Adeco Agropecuaria S.A.	(a)	Argentina	—	—
Pilagá S.A.	(a)	Argentina	99.94%	99.94%
Cavok S.A.	(a)	Argentina	51%	51%
Establecimientos El Orden S.A.	(a)	Argentina	51%	51%
Bañado del Salado S.A.	(a)	Argentina	—	—
Agro Invest S.A.	(a)	Argentina	51%	51%
Forsalta S.A.	(a)	Argentina	51%	51%
Dinaluca S.A.	(a)	Argentina	—	—
Simoneta S.A.	(a)	Argentina	—	—
Compañía Agroforestal S.M.S.A.	(a)	Argentina	—	—
Energía Agro S.A.U.	(a)	Argentina	—	—
L3N S.A.	(d)	Argentina	—	—
Maní del Plata S.A.	(a)	Argentina	—	—
Girasoles del Plata S.A.	(a)	Argentina	—	—
Adeco Agropecuaria Brasil S.A.	(b)	Brazil	—	—
Adecoagro Vale do Ivinhema S.A. ("AVI")	(b)	Brazil	—	—
Usina Monte Alegre Ltda. ("UMA")	(b)	Brazil	—	—
Monte Alegre Energia Ltda.	(b)	Brazil	—	—
Adecoagro Energia Ltda.	(b)	Brazil	—	—
Kelizer S.A.	(a)	Uruguay	—	—
Adecoagro Uruguay S.A.	(a)	Uruguay	—	—
Holdings companies:
Adeco Brasil Participações S.A.	—	Brazil	—	—
Adecoagro LP S.C.S.	—	Luxembourg	—	—
Adecoagro GP S.a.r.l.	—	Luxembourg	—	—
Ladelux S.C.A.	—	Uruguay	—	—
Spain Holding Companies	(c)	Spain	—	—

(a) Mainly crops, rice, cattle and others.
(b) Mainly sugarcane, ethanol and energy.
(c) Comprised by (1) wholly owned subsidiaries: Kadesh Hispania S.L.U.; Leterton España S.L.U.; Global Asterion S.L.U.; Global Acasto S.L.U.; Global Laertes S.L.U.; Global Seward S.L.U.; Global Pindaro S.L.U.; Global Pileo S.L.U.; Peak Texas S.L.U.; Peak City S.L.U.; Global Neimoidia S.L.U. and 51% controlled subsidiaries; Global Acamante S.L.U.; Global Carelio S.L.U.; Global Calidon S.L.U.; Global Mirabilis S.L.U. Global Anceo S.L.U.Global Hisingen S.L.U.
(d) Mainly dairy

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

33.	Related-party transactions

The following is a summary of the balances and transactions with related parties:

Related party	Relationship	Description of transaction	Income (loss) included in the statement of income			Balance receivable (payable)/(equity)
			2019	2018	2017	2019	2018
Directors and senior management	Employment	Compensation selected employees	(5,232)	(7,122)	(7,040)	(15,499)	(16,353)

Girasoles del Plata S.A (ii)	Joint venture	Receivable from related parties (Note 19) (i)	—	—	—	—	8,337
		Payables (Note 26)	—	—	—	—	(194)
		Sales of goods	—	456	2,487	—	—
		Services	—	210	88	—	—
		Interest income	—	242	308	—	—

(i)	It includes US$ 8 million of a loan that accruing a 3% interest rate per year with the final maturity in 2022.

(ii)	Since February 2019, Girasoles del Plata S.A. (formerly CHS Agro S.A.) is fully part of the Group.

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

(a)Impairment of non-financial assets

At the date of each statement of financial position, the Group reviews the carrying amounts of its property, plant and equipment and finite lived intangible assets to determine whether there is any indication that those assets could have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where the asset does not generate cash flows that are independently, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. The Group’s property, plant and equipment items generally do not generate independent cash flows.

In the case of Goodwill, any goodwill acquired is allocated to the cash-generating unit (‘CGU’) expected to benefit from the business combination. CGU to which goodwill is allocated is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the carrying amount of the CGU may be impaired. The carrying amount of the CGU is compared to its recoverable amount, which is the higher of fair value less costs to sell and the value in use. An impairment loss is recognized for the amount by which the carrying amount exceeds its recoverable amount. The impairment review requires management to undertake certain significant judgments, including estimating the recoverable value of the CGU to which goodwill is allocated, based on either fair value less costs-to-sell or the value-in-use, as appropriate, in order to reach a conclusion on whether it deems the goodwill is impaired or not.

For purposes of the impairment testing, each CGU represents the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or group of assets.

Farmlands may be used for different activities that may generate independent cash flows. Those farmlands that are used for more than one segment activity (i.e. crops and cattle or rental income), the farmland is further subdivided into two or more CGUs, as appropriate, for purposes of impairment testing. For its properties in Brazil, management identified a farmland together with its related mill as separate CGUs. Most of the farmlands in Argentina and Uruguay are treated as single CGUs.

Based on these criteria, management identified a total amount of 40 CGUs as of September 30, 2019 and 37 CGUs as of September 30, 2018.

As of September 30, 2019 and 2018, due to the fact that there were no impairment indicators, the Group only tested those CGUs with allocated goodwill in Argentina and Brazil.

CGUs tested based on a fair-value-less-costs-to-sell model at September 30, 2019 and 2018:

As of September 30, 2019, the Group identified 12 CGUs in Argentina (2018: 11 CGUs) to be tested based on this model (all CGUs with allocated goodwill). Estimating the fair value less costs-to-sell is based on the best information available, and refers to the amount at which the CGU could be bought or sold in a current transaction between willing parties. Management may be assisted by the work of external advisors. When using this model, the Group applies the “sales comparison approach” as its method of valuing most properties, which relies on results of sales of similar agricultural properties to estimate the value of the CGU. This approach is based on the theory that the fair value of a property is directly related to the selling prices of similar properties.

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

The following table shows only the 12 CGUs (2018: 11 CGUs) where goodwill was allocated at each period end and the corresponding amount of goodwill allocated to each one:

CGU / Operating segment / Country	September 30, 2019	September 30, 2018
La Carolina / Crops / Argentina	162	112
La Carolina / Cattle / Argentina	26	38
El Orden / Crops / Argentina	175	170
El Orden / Cattle / Argentina	6	14
La Guarida / Crops / Argentina	1,158	1,149
La Guarida / Cattle / Argentina	597	937
Los Guayacanes / Crops / Argentina	2,145	1,449
Doña Marina / Rice / Argentina	3,734	3,385
Huelen / Crops / Argentina	3,716	3,369
El Colorado / Crops / Argentina	1,857	1,484
El Colorado / Cattle / Argentina	18	216
Closing net book value of goodwill allocated to CGUs tested (Note 15)	13,594	12,323
Closing net book value of PPE items allocated to CGUs tested	162,844	179,545
Total assets allocated to CGUs tested	176,438	191,868

Based on the testing above, the Group determined that none of the CGUs, with allocated goodwill, were impaired at September 30, 2019 and 2018.

CGUs tested based on a value-in-use model at September 30, 2019 and 2018:

As of September 30, 2019, the Group identified 2 CGUs (2018: 2 CGUs) in Brazil to be tested based on this model (all CGUs with allocated goodwill). The determination of the value-in-use calculation required the use of significant estimates and assumptions related to management’s cash flow projections. In performing the value-in-use calculation, the Group applied pre-tax rates to discount the future pre-tax cash flows. In each case, these key assumptions have been made by management reflecting

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

34.	Critical accounting estimates and judgments (continued)

past experience and are consistent with relevant external sources of information, such as appropriate market data. In calculating value-in-use, management may be assisted by the work of external advisors.

The key assumptions used by management in the value-in-use calculations which are considered to be most sensitive to the calculation are:

Key Assumptions	September 30, 2019	September 30, 2018
Financial projections	Covers 4 years for UMA (*)	Covers 4 years for UMA
	Covers 7 years for AVI (**)	Covers 7 years for AVI
Yield average growth rates	0-1%	0-1%
Future pricing increases	0,11% per annum	0,11% per annum
Future cost decrease	0,78% per annum	3,11% per annum
Discount rates	7%	8%
Perpetuity growth rate	1%	2%

(*) UMA stands for Usina Monte Alegre LTDA.
(**) AVI stands for Adecoagro VAle Do Ivinhema S.A.

Discount rates are based on the risk-free rate for U. S. government bonds, adjusted for a risk premium to reflect the increased risk of investing in South America and Brazil in particular. The risk premium adjustment is assessed for factors specific to the respective CGUs and reflects the countries that the CGUs operate in.

The following table shows only the 2 CGUs where goodwill was allocated at each period end and the corresponding amount of goodwill allocated to each one:

CGU/ Operating segment	September 30, 2019	September 30, 2018
AVI / Sugar, Ethanol and Energy	3,813	3,966
UMA / Sugar, Ethanol and Energy	1,430	2,107
Closing net book value of goodwill allocated to CGUs tested (Note 15)	5,243	6,073
Closing net book value of PPE items allocated to CGUs tested	614,702	618,818
Total assets allocated to 2 CGUs tested	619,945	624,891

Based on the testing above, the Group determined that none of the CGUs, with allocated goodwill, were impaired at September 30, 2019 and 2018.

Management views these assumptions are conservative and does not believe that any reasonable change in the assumptions would cause the carrying value of these CGU’s to exceed the recoverable amount.

The Company's goodwill and property, plant and equipment balances allocated to the cash generating units with allocated goodwill in Argentina and Brazil were U$S 176 million and U$S 652 million, respectively at December 31, 2019.

As of December 31, 2019, the Group determined that there is no indicators of impairment.

 (b) Biological assets

The nature of the Group’s biological assets and the basis of determination of their fair value are explained under Note 35.11. The discounted cash flow model requires the input of highly subjective assumptions including observable and unobservable

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

34.	Critical accounting estimates and judgments (continued)

data. Generally the estimation of the fair value of biological assets is based on models or inputs that are not observable in the market and the use of unobservable inputs is significant to the overall valuation of the assets. Unobservable inputs are determined based on the best information available, for example by reference to historical information of past practices and results, statistical and agronomical information, and other analytical techniques. The discounted cash flow model includes significant assumptions relating to the cash flow projections including future market prices, estimated yields at the point of harvest, estimated production cycle, future costs of harvesting and other costs, and estimated discount rate.

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

The significant assumptions discussed above are highly sensitive. Reasonable shifts in assumptions including but not limited to increases or decreases in prices, costs and discount factors used would result in a significant increase or decrease to the fair value of biological assets. In addition, cash flows are projected over a number of years and based on estimated production. Estimates of production in themselves are dependent on various assumptions, in addition to those described above, including but not limited to several factors such as location, environmental conditions and other restrictions. Changes in these estimates could materially impact on estimated production, and could therefore affect estimates of future cash flows used in the assessment of fair value (see Note 16).

(c) Income taxes

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

Deferred tax assets are reviewed each reporting date and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the asset to be settled. Deferred tax assets and liabilities are not discounted. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment (see Note 10).

(d) Fair value for farmlands and investment property

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

Investment property

Investment property consists of farmland for rental or for capital appreciation and not used in production or for sale in the ordinary course of business, and it is measured at fair value. The changes of the Fair value, which is based on an independent external expert, impacts the profit and loss of the period, in the line item Other operating income, net (see Note 14).

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

35.    Summary of significant accounting policies

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

Considering a significant increase in inflation during 2018, which exceeded the 100% three-year cumulative inflation rate, and that the rest of the indicators do not contradict the conclusion that Argentina should be considered a hyperinflationary economy for accounting purposes. It is agreed that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy under the terms of IAS 29 and that as from July 1, 2018, it will apply IAS 29 as from that date in the financial reporting of its subsidiaries and associates with Argentine peso as functional currency.

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

The inflation adjustment on the initial balances was calculated by means of conversion factor derived from the Argentine price indexes published by the National Institute of Statistics and the year-over-year change in the index was 1.538.

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

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

35.	Summary of significant accounting policies (continued)

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

35.1	Basis of preparation and presentation

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

The preparation of consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 34.

Description of accounting policies changed during the fiscal-year.

Leases

For fiscal years beginning on January 1st, 2019 and onward the adoption of IFRS 16 - Leases it is mandatory. We disclose herein the new accounting policies that have been applied from January 1, 2019, where they are different to those applied in prior periods.

IFRS 16 was adopted following the simplified approach, without restating comparative. The reclassifications and the adjustments arising from the new lease accounting rules are directly recognized in the opening balance sheet on January 1, 2019.

The Company has adopted IFRS 16 Leases from January 1, 2019, but has not restated comparatives for previous reporting period as permitted under the specific transition provisions in the Standard.

On adoption of IFRS 16, the Company recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases. In the previous year, the Company only recognize lease liabilities in relation to leases that were classified as "Finance leases" under IAS 17 Leases. For the initial recognition, these liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019.

The adoption of IFRS 16 Leases from January 1, 2019, resulted in changes in accounting policies and adjustments to the amounts recognized in the financial statements.

Right-of-use assets

The total of the right-of-use assets are included under such type in the Statement of Financial Position:

	Right of use	Lease liabilities
Closing balance as of December 31, 2018	—	—
Initial recognition	204,937	(204,937)
Reclassifications from Trade and other receivables, net	—	26,794
Opening balance as of January 1, 2019	204,937	(178,143)

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

35.1	Basis of preparation and presentation (continued)

The impact of the adoption of IFRS 16 did not have effect in retained earnings at January 1, 2019.

Initial measurement of lease liability:

2019
Operating lease commitments disclosed as of December 31, 2018	9,508
Finance leases	595
(Less): short-term leases not recognised as a liability	(9,308)
Add: adjustments as a result of a different treatment	199,929
Add: adjustments relating to changes in the index or rate affecting variable payments	4,213
Initial recognition of lease liability	204,937

According with the adoption of IFRS 16, the new accounting policy for leases is as follows:

Leases are recognized as a right-of-use asset and corresponding liability at the date of which the leased asset is available for use by the group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.

In determining the lease term, the Company considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

Short term leases are recognized on a straight line basis as an expense in the income statement.

Accounting as lessee

The Company recognizes a right-of-use asset and a lease liability at the commencement date of each lease contract that grants the right to control the use of an identified asset during a period of time. The commencement date is the date in which the lessor makes an underlying asset available for use by the lessee.

The Company applied exemptions for leases with a duration lower than 12 months, with a value lower than thirty thousand dollars and/or with clauses related to variable payments. These leases have been considered as short-term leases and, accordingly, no right-of-use asset or lease liability have been recognized.

The weighted average lessee’s incremental borrowing rate applied  to lease liabilities recognised in the statement of financial position at the date of initial application was 7.06%.

At initial recognition, the right-of-use asset is measured considering:

•	The value of the initial measurement of the lease liability;

•	Any lease payments made at or before the commencement date, less any lease incentives; and

•	Any initial direct costs incurred by the lessee; and

After initial recognition, the right-of-use assets are measured at cost, less any accumulated depreciation and/or impairment losses, and adjusted for any re-measurement of the lease liability.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

35.1	Basis of preparation and presentation (continued)

Depreciation of the right-of-use asset is calculated using the straight-line method over the estimated duration of the lease contract.

The lease liability is initially measured at the present value of the lease payments that are not paid at such date, including the following concepts:

•	Variable lease payments that depend on an index or rate, initially measured using the index or rate as of the commencement date;

•	Amounts expected to be payable by the lessee under residual value guarantees;

•	The exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and

•	Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease;

•	Fixed payments, less any lease incentives receivable;

After the commencement date, the Company measures the lease liability by:

•	Increasing the carrying amount to reflect interest on the lease liability;

•	Reducing the carrying amount to reflect lease payments made; and

•	Re-measuring the carrying amount to reflect any reassessment or lease modifications.

The above mentioned inputs for the valuation of the right of use assets and lease liabilities including the determination of the contracts within the scope of the standard, the contract term ant interest rate used in the discounted cash flow involved a high degree of management´s estimations.

Early adoption of IFRS 3 Amendment

The IASB has issued narrow-scope amendments to IFRS 3,'Business combinations', to improve the definition of a business.

The amended definition emphasizes that the output of a business is to provide goods and services to customers, whereas the previous definition focused on returns in the form of dividends, lower costs or other economic benefits to investors and others.

Entities are required to apply the amendments to transactions for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 January 2020. The Company applied this amendment form the period beginning on 1 January 2019.

Description of accounting policies changed during the previous year.

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

Also the Company also adopted the revaluation model for its Investment property. The higher valuation resulted in an increase in Retained earning of US$ 45 million; an increase in Investment property of US$ 40 million as of December 31, 2017and an increase in Deferred tax liability of US$ 12 million.

35.2	Scope of consolidation

The consolidated financial statements include the results of the Company and all of its subsidiaries from the date that control commences to the date that control ceases. They also include the Group’s share of the net income of its jointly-controlled entities on an equity-accounted basis from the point at which joint control commences, to the date that it ceases.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

35.2	Scope of consolidation (continued)

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

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

35.2	Scope of consolidation (continued)

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

35.3	Segment reporting

According to IFRS 8, operating segments are identified based on the ‘management approach’. This approach stipulates external segment reporting based on the Group’s internal organizational and management structure and on internal financial reporting to the chief operating decision maker (the Management Committee in the case of the Company)

35.4    Foreign currency translation

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

(c) Group companies

The results and financial position of Group entities (except those that has the currency of a hyper-inflationary economy - Argentine subsidiaries) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

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

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

35.5	Property, plant and equipment

Farmlands are initially recorded at fair value and subsequently under the revaluation model based on periodic, but at least annual, valuations prepared by an external independent expert. A revaluation reserve is credited in shareholders’ equity. All other property, plant and equipment is recorded at cost, less accumulated depreciation and impairment losses, if any. Historical cost comprises the purchase price and any costs directly attributable to the acquisition. Under the definition of Property plant and equipment is included the bearer plants, such as sugarcane and coffee trees.

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
35.6    Investment property

Investment property consists of farmland for rental or for capital appreciation and not used in production or for sale in the ordinary course of business, and it is measured at fair value net of any impairment losses if any. The changes of the Fair value, which is based on an independent external expert, impacts the profit and loss of the period, in the line item Other operating income, net.

35.7	Leases

As explained in note 35.1 above, the Group has changed its accounting policy for leases where the Group is the lessee. The new policy and the impact of the change is described in Note 35.1. Until December 31, 2018 the Group classified its leases at the inception as finance or operating leases. Leases were classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases were classified as operating leases and charged to the statements of income in a straight-line basis over the period of the lease. Finance leases are capitalized at the lease’s inception at the lower of the fair value of the leased property and the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, were included as “Borrowings”. From 2019 onwards, leases are accounted under the IFRS 16.

35.8	Goodwill

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

Goodwill is not amortized but tested for impairment on an annual basis, or more frequently if there is an indication of impairment (see Note 34 (a)). Gains and losses on the disposal of a Group entity include any goodwill relating to the entity sold (see Note 35.10).

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

35.9	Other intangible assets

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

35.10    Impairment of assets

Goodwill

The Company conducts an impairment test annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount exceeds its recoverable amount. For the purpose of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash flows, known as cash-generating units. If the recoverable amount of the cash-generating unit is less than its carrying amount , the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the cash generating unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset may in the unit. Impairment losses recognized for goodwill cannot be reversed in a subsequent period. Recoverable amount is the higher of the fair value less costs to sell and value in use. In determining the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted (see Note 34 (a) for details).

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

35.11	Biological assets

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

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

35.11	Biological assets (continued)

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

Therefore, the fair value of biological assets is generally derived from the expected discounted cash flows of the related agricultural produce. The fair value of the agricultural produce at the point of harvest is generally derived from market determined prices. A general description of the determination of fair values based on the Company’s business segments follow:

•	Growing crops includng rice:

Growing crops including rice, for which biological growth is not significant, are measured at cost, which approximates fair value. Expenditure on growing crops includes land preparation expenses and other direct expenses incurred during the sowing period including labor, seedlings, agrochemicals and fertilizers among others.

Otherwise, biological assets are measured at fair value less estimated point-of-sale costs at initial recognition and at any subsequent period. Point-of-sale costs include all costs that would be necessary to sell the assets

The fair value of growing crops including rice is measured based on a formula, which takes into consideration the estimated crop yields, estimated market prices and costs, and discount rates. Yields are determined based on several factors including location of farmland, environmental conditions and other restrictions and growth at the time of measurement. Yields are multiplied by sown hectares to determine the estimated tons of crops including rice to be obtained. The tons are then multiplied by a net cash flow determined at the future crop prices less the direct costs to be incurred. This amount is discounted at a discount rate, which reflects current market assessments of the assets involved and the time value of money.

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

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

35.12	Inventories

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

35.13    Financial assets

Financial assets are classified in the following categories: at fair value through profit or loss and at amortized cost, namely loans and receivables. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition (see Note 18).

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

The Group assesses at each statement of financial position date whether there is objective evidence that a financial asset or a group of financial assets is impaired. Impairment testing of trade receivables is described in Note 35.15.

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

35.14	Derivative financial instruments and hedging activities

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

35.14    Derivative financial instruments (continued)

future exchanges markets. The fair values of commodity options are calculated using year-end market rates together with common option pricing models. The fair value of interest rate swaps has been calculated using a discounted cash flow analysis.

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

35.15	Trade and other receivables and trade and other payables

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

35.16	Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less. In the statements of cash flows, interest paid is presented within financing cash flows and interest received is presented within investing activities.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

35.17	Borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost using the effective interest method. Borrowing costs are capitalized during the period of time that is required to complete and prepare the asset for its intended use.

35.18	Provisions

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

35.19    Onerous contracts

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

35.20	Current and deferred income tax

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

35.21    Revenue Recognition

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

The Group is a party to a 15-year power agreement for the sale of electricity which expires in 2042. The delivery period starts in April and ends in November of each year. The Group is also a party to two 15-year power agreements which delivery period starts in March and ends in December of each year, these two agreements will expire in 2024 and 2025, respectively. Prices under all the agreements are adjusted annually for inflation. Revenue related to the sale of electricity under these two agreements is recorded based upon output delivered.

35.22	Farmlands sales

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

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

35.23	Assets held for sale and discontinued operations

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

35.24	Earnings per share

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

35.25	Equity-settled share-based payments

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

35.26	Research and development

Research phase expenditure is expensed as incurred. Development expenditure is capitalized as an internally generated intangible asset only if it meets strict criteria, relating in particular to technical feasibility and generation of future economic benefits. Research expenses have been immaterial to date. The Group has not capitalized any development expenses to date.

36.	Subsequent events

In December 2019, a novel strain of coronavirus (“COVID-19”) was reported to have surfaced in China and started spreading to the rest of the world in early 2020. The COVID-19 virus is impacting economic activity worldwide and poses the risk that Adecoagro or its employees, contractors, suppliers, customers and other business partners may be prevented from conducting certain business activities for an indefinite period of time, including due to shutdowns mandated by governmental authorities or otherwise adopted by companies as a preventive measure. Given the uncertainty around the extent and timing of the future spread of COVID-19 and the imposition or relaxation of protective measures, it is not possible to predict the COVID-19’s effects on the industry, generally, and to reasonably estimate the financial effect on the Company. As of the date of this annual report, the Company did not identify any situation that could affect these financial statements as of December 31, 2019.