Form 20-F
period 2020-12-31
Adecoagro S.A.
filed 2021-04-29
CIK 1499505

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED ON DECEMBER 31, 2020
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM TO ________________
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
None
The number of outstanding shares of each of the issuer’s classes of capital stock as of December 31, 2020:
117,296,951 Common Shares, par value $1.50 per share
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
Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑ Yes ☐ No
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
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

FORWARD-LOOKING STATEMENTS
This annual report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions. The forward-looking statements included in this annual report relate to, among others:
•our business prospects and future results of operations;
•weather and other natural phenomena;
•the length and severity of the coronavirus (COVID-19) pandemic;
•developments in, or changes to, the laws, regulations and governmental policies governing our business, including limitations on ownership of farmland by foreign entities in certain jurisdiction in which we operate, environmental laws and regulations;
•the implementation of our business strategy;
•our plans relating to acquisitions, joint ventures, strategic alliances or divestitures;
•the implementation of our financing strategy and capital expenditure plan;
•the maintenance of our relationships with customers;
•the competitive nature of the industries in which we operate;
•the cost and availability of financing;
•future demand for the commodities we produce;
•international prices for commodities;
•the condition of our land holdings;
•the development of the logistics and infrastructure for transportation of our products in the countries where we operate;
•the performance of the South American and world economies;
•the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; and
•the factors discussed under the section entitled “Risk Factors” in this annual report.
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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
Certain Defined Terms
In this annual report, unless otherwise specified or if the context so requires:
•References to the terms “Adecoagro S.A.”, “Adecoagro”, “we”, “us”, “our”, “Company”; and “our company” refer to, Adecoagro S.A., a corporation organized under the form of a société anonyme under the laws of the Grand Duchy of Luxembourg, and its subsidiaries.
•References to “IFH” and “IFH LP” mean the former International Farmland Holdings, LP, a limited partnership, (previously IFH LP and International Farmland Holdings, LLC, or IFH LLC) which was merged into Adecoagro LP.
•References to “Adecoagro LP” mean Adecoagro, LP SCS, a limited partnership organized under the form of a société comandite simple under the laws of the Grand Duchy of Luxembourg (previously Adecoagro LP and Adecoagro, LLC).
•References to “$,” “US$,” “U.S. dollars” and “dollars” are to U.S. dollars.
•References to “Argentine Pesos,” “Pesos” or “Ps.” are to Argentine Pesos, the official currency of Argentina.
•References to “Brazilian Real,” “Real,” “Reais” or “R$” are to the Brazilian Real, the official currency of Brazil.
•Unless stated otherwise, references to “sales” are to the consolidated sales of manufactured products and services rendered plus sales of agricultural produce and biological assets.
•References to “IFRS” are International Financial Reporting Standards issued by the International Accounting Standards Board (“IASB”) and the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), together “IFRS.”
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
The Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 (hereinafter, the “Consolidated Financial Statements”) included in this annual report have been prepared in accordance with IFRS. All IFRS effective at the time of preparing the Consolidated Financial Statements have been applied.
Description of accounting policies that changed during 2020 and 2019

Reclassification

During the period ended September 30, 2020, the Company changed its accounting policy related to the application of IAS 29, Inflation Accounting, that was implemented in 2018. The cumulative initial effect of inflation accounting until December 31, 2017 divided by the exchange rate at that date was recognized directly in equity, in the line “Adjustment of opening balance for the application of IAS 29”, as part of retained earnings. The ongoing effect of hyperinflation adjustment and retranslation of comparative amounts to closing exchange rates after initial recognition was recognized in Other Comprehensive Income, as part of the cumulative translation adjustment (“CTA”).

The Company has changed its accounting policy for the presentation of the effect of the initial application of IAS 29, and reclassified it to Other Comprehensive Income, as part of the cumulative translation adjustment (“CTA”); instead of presenting it within retained earnings. This change in the presentation policy was adopted in order to provide uniformity of disclosure for the same concept and only required a reclassification of the constituent elements of the equity and did not affect total shareholders equity.

v

In addition, and related to hyperinflation accounting, the Company has also changed its accounting policy for the presentation of finance income /expense. Until June 2020, the Company did not segregate the impact of inflation on financial results. The company has decided to change its presentation policy and segregate the impact of inflation over financial results, considering the segregation of such effects provides reliable and more relevant information. Financial results will be presented reflecting interest and exchange difference, net of its inflation effects. This change represents only a reclassification within Financial results and does not have any impact on total financial results, net or net income.

Both changes have been reflected in the comparative periods, thus, comparative figures have been restated. See Note 34 to our Consolidated Financial Statements.

Description of accounting policies that changed during 2019
Leases

IFRS 16 - Leases - was adopted following the simplified approach, without restating comparative figures. The reclassifications and the adjustments arising from the new lease accounting rules were directly recognized in the opening balance sheet on January 1, 2019.

On adoption of IFRS 16, the Company recognized lease liabilities in relation to leases, which had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases. For the initial recognition, these liabilities were measured at the present value of the remaining lease payments, and discounted using the lessee’s incremental borrowing rate as of January 1, 2019.

The adoption of IFRS 16 Leases from January 1, 2019, resulted in changes in accounting policies and adjustments to the amounts recognized in the Consolidated Financial Statements. For further details see Note 34 to our Consolidated Financial Statements.

Financial Statements

Non-IFRS Financial Measures
To supplement our Consolidated Financial Statements, which are prepared and presented in accordance with IFRS, we use the following non-IFRS financial measures in this annual report, which are based on the information that arose from segment information (Note 3 of our Consolidated Financial Statements).
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
We define Adjusted Free Cash Flow as (i) net cash generated from operating activities net of the combined effect of the application of IAS 29 and IAS 21 to the Argentine operations, less (ii) net cash used in investing activities net of the combined effect of the application of IAS 29 and IAS 21, less (iii) interest paid net of the combined effect of the application of IAS 29 and IAS 21 to the Argentine operations, plus (iv) proceeds from the sale of non-controlling interest in farming subsidiaries; less (v) lease payments. We define Adjusted Free Cash Flow from Operations as (i) net cash generated from operating activities net of the combined effect of the application of IAS 29 and IAS 21 less (ii) net cash used in investing activities net of the combined effect of the application of IAS 29 and IAS 21, less (iii) interest paid net of the combined effect of the application of IAS 29 and IAS 21 to the Argentine operations, plus (iv) proceeds from the sale of non-controlling interest in subsidiaries; less (v) lease payments; plus (vi) expansion capital expenditures. (See "Item 3. Key Information— A Selected Financial Data." and "Item 5. Operating and Financial Review and Prospects — A. Operating Results -- Critical Accounting Policies and Estimates"
Expansion capital expenditures is defined as the required investment to expand current production capacity including organic growth, joint ventures and acquisitions. We define maintenance capital expenditures as the necessary investments in order to maintain the current level of productivity both at an agricultural and industrial level. Proceeds from the sale of non-controlling interest in farming subsidiaries is a measure of the cash generated from our land transformation business that is included under cash from financing activities pursuant to IFRS.
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
Item 2.    Offer Statistics and Expected Timetable

Not applicable.
Item 3.    Key Information
A.    SELECTED FINANCIAL DATA
The following selected statement of financial position data as of December 31, 2020 and 2019 and selected statement of income data and cash flow data for each of the three years in the period ended December 31, 2020, 2019 and 2018 have been derived from our Consolidated Financial Statements appearing elsewhere in this annual report on Form 20-F. The selected statement of financial position data as of December 31, 2018, 2017 and 2016 and for the years ended December 31, 2017 and 2016 has been derived from our annual consolidated financial statements which are not included in this annual report.
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
Since 2018, when cumulative inflation rate in three years exceeded the 100% threshold, Argentina´s operations are considered to be under hyperinflationary economy for accounting purposes under the terms of IAS 29 and since then, it has been applied IAS 29 in the financial reporting of its subsidiaries and associates with Argentine peso as functional currency.

	For the years ended December 31,
	2020	2019 (*)	2018 (*)	2017	2016
	(In thousands of $)
Statements of Income Data:
Sale of goods and services rendered	817,764	887,138	793,239	933,178	869,235
Cost of goods sold and services rendered	(611,946)	(671,173)	(609,965)	(766,727)	(678,581)
Initial recognition and changes in fair value of biological assets and agricultural produce	122,729	68,589	16,195	63,220	125,456
Changes in net realizable value of agricultural produce after harvest	7,005	1,825	(909)	8,852	(5,841)
Margin on manufacturing and agricultural activities before operating expenses	335,552	286,379	198,560	238,523	310,269
General and administrative expenses	(53,428)	(57,202)	(56,080)	(57,299)	(50,750)
Selling expenses	(95,058)	(106,972)	(90,215)	(95,399)	(80,673)
Other operating income, net	1,987	(822)	104,232	43,763	5,752
Profit from operations before financing and taxation	189,053	121,383	156,497	129,588	184,598
Finance income	26,054	8,979	8,394	11,744	7,957
Finance costs	(213,776)	(126,111)	(163,937)	(131,349)	(165,380)
Other financial results - Net gain of inflation effects on the monetary items	12,064	16,911	(25,211)	—	—
Financial results, net	(175,658)	(100,221)	(180,754)	(119,605)	(157,423)
Profit / (Loss) before income tax	13,395	21,162	(24,257)	9,983	27,175
Income tax (expense) / benefit	(12,325)	(20,820)	1,024	4,992	(12,899)
Profit / (loss) for the year	1,070	342	(23,233)	14,975	14,276

Attributable to:
Equity holders of the parent	412	(772)	(24,622)	13,198	11,568
Non-controlling interest	658	1,114	1,389	1,777	2,708

Earnings / (loss) per share from operations attributable to the equity holders of the parent during the year:
Basic earnings / (loss) per share	0.003	(0.007)	(0.211)	0.109	0.095
Diluted earnings / (loss) per share	0.003	(0.007)	(0.211)	0.108	0.094

(*) Prior periods have been recast to reflect the Company's change in accounting policy for the reclassification within financial results as explained in "Description of accounting policies that changed during 2020 and 2019" Note 34.1 to our Consolidated Financial Statements.

	For the Year Ended December 31,
	2020	2019 (*)	2018 (*)	2017	2016
Cash Flow Data:
Net cash generated from operating activities (a)	257,125	322,110	218,513	237,105	255,401
Net cash used in investing activities (b)	(121,916)	(249,639)	(175,109)	(188,335)	(122,014)
Net cash generated from financing activities (c)	(53,919)	(37,863)	(20,854)	70,194	(181,682)
(a) Includes 23,550 and 7,598 of the combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries for 2019 and 2018, respectively.
(b) Includes 3,851 and 4,122 of the combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries for 2019 and 2018, respectively.
(c) Includes (14,340) and (8,231) of the combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries for 2019 and 2018, respectively.
Other Financial Data:
Adjusted Segment EBITDA (unaudited) (1)
Crops	35,694	25,654	34,012	25,678	27,462
Rice	34,108	20,328	18,827	12,179	11,698
Dairy	18,153	14,965	7,189	12,243	5,717
All Other segments	1,620	266	(460)	556	9,085
Farming subtotal	89,575	61,213	59,568	50,656	53,962
Ethanol, sugar and energy	253,052	253,069	238,284	247,301	265,044
Land transformation	18,132	10,526	36,850	—	—
Corporate	(18,806)	(19,639)	(19,971)	(21,664)	(20,957)
Adjusted Consolidated EBITDA (unaudited) (1)	341,953	305,169	314,731	276,293	298,049
________________________________________________________________________________________________
(1)See “Presentation of Financial and Other Information” for the definitions of Adjusted Segment EBITDA and Adjusted Consolidated EBITDA and the reconciliation in the table below.

	As of December 31,
	2020	2019 (*)	2018	2017	2016
	(In thousands of $)
Statement of Financial Position Data:
Biological assets	165,693	130,436	105,387	167,994	145,404
Inventories	133,461	112,790	128,102	108,919	111,754
Property, plant and equipment, net	1,358,292	1,493,220	1,480,439	831,377	814,867
Right of use assets	209,694	238,053	—	—	—
Total assets	2,482,236	2,521,307	2,277,372	1,645,089	1,496,397
Non-current lease liabilities	159,435	174,570	—	—	—
Total lease liabilities	195,772	216,384	—	—	—
Non-current borrowings	813,464	780,202	718,484	663,060	430,304
Total borrowings	971,090	968,280	862,116	817,958	635,396
Share Capital	183,573	183,573	183,573	183,573	183,573
Equity attributable to equity holders of the parent	925,041	988,269	1,063,636	673,880	700,334
Non-controlling interest	38,683	40,614	44,509	9,139	11,970
Number of shares (including treasury shares)	122,382	122,382	122,382	122,382	122,382

(*) Prior period has been recast to reflect the Company's change in accounting policy for the reclassification within financial results as explained in "Description of accounting policies that changed during 2020 and 2019" Note 34.1 to our Consolidated Financial Statements.

The following tables show a reconciliation of Adjusted Segment EBITDA to our segments’ profit / (loss) from operations before financing and taxation, the most directly comparable IFRS financial measure, and a reconciliation of Adjusted Consolidated EBITDA to our net profit (loss) for the year, the most directly comparable IFRS financial measure.

	For the year ended December 31, 2020
	Crops	Rice	Dairy	All other segments	Farming Subtotal	Sugar, Ethanol and Energy	Land Trans- formation	Corporate	Total
	(In thousands of $)
Adjusted Segment EBITDA (unaudited)
Profit/(Loss) from Operations Before Financing and Taxation as per Segment Information	30,297	27,456	11,444	2,562	71,759	130,536	7,934	(19,682)	190,547
Net (gain) from Fair value adjustment of investment property as per Segment Information	—	—	—	(1,080)	(1,080)	—	—	—	(1,080)
Reverse of revaluation surplus derived from the disposals of assets before taxes	—	—	—	—	—	—	10,198	—	10,198
Adjusted Segment EBIT (unaudited)(1)	30,297	27,456	11,444	1,482	70,679	130,536	18,132	(19,682)	199,665
Depreciation of Property, plant and equipment and amortization of Intangible Assets as per Segment Information	5,397	6,652	6,709	138	18,896	122,516	—	876	142,288
Adjusted Segment EBITDA (unaudited)(1)	35,694	34,108	18,153	1,620	89,575	253,052	18,132	(18,806)	341,953
Reconciliation to Profit
Profit for the year									1,070
Income tax expense									12,325
Interest expense, net									54,198
Foreign exchange, net									109,266
Other financial results - Net gain of inflation effects on the monetary items									(12,064)
Other financial results, net									24,258
Combined effects of IAS 29 and IAS 21 of the Argentine subsidiaries of Profit from operations									1,494
Net (gain) from Fair value adjustment of investment property as per Segment Information									(1,080)
Adjusted Consolidated EBIT (unaudited) (1)									189,467
Depreciation of Property, Plant and Equipment and amortization of Intangible Assets as per Segment Information									142,288
Reverse of revaluation surplus derived from the disposals of assets before taxes									10,198
Adjusted Consolidated EBITDA (unaudited)(1)									341,953

(1)See “Presentation of Financial and Other Information” for the definitions of Adjusted Segment EBIT, Adjusted Consolidated EBIT, Adjusted Segment EBITDA and Adjusted Consolidated EBITDA.

	For the year ended December 31, 2019
	Crops	Rice	Dairy	All other segments	Farming Subtotal	Sugar, Ethanol and Energy	Land Trans- formation	Corporate	Total
	(In thousands of $)
Adjusted Segment EBITDA (unaudited)
Profit/(Loss) from Operations Before Financing and Taxation	20,992	13,334	9,901	(842)	43,385	95,412	2,504	(19,659)	121,642
Net loss from Fair value adjustment of investment property	—	—	—	927	927	—	—	—	927
Reverse of revaluation surplus derived from the disposals of assets before taxes	—	—	—	—	—	—	8,022	—	8,022
Adjusted Segment EBIT (unaudited)(1)	20,992	13,334	9,901	85	44,312	95,412	10,526	(19,659)	130,591
Depreciation and amortization	4,662	6,994	5,064	181	16,901	157,657	—	20	174,578
Adjusted Segment EBITDA (unaudited)(1)	25,654	20,328	14,965	266	61,213	253,069	10,526	(19,639)	305,169
Reconciliation to Profit
Profit for the year									342
Income tax expense									20,820
Interest expense, net (2)									50,078
Foreign exchange, net (2)									25,779
Other financial results - Net gain of inflation effects on the monetary items (2)									(16,911)
Other financial results, net (2)									41,275
Combined effects of IAS 29 and IAS 21 of the Argentine subsidiaries of Profit from operations									259
Net gain from Fair value adjustment of investment property									927
Adjusted Consolidated EBIT (unaudited)(1)									122,569
Depreciation and amortization									174,578
Reverse of revaluation surplus derived from the disposals of assets before taxes									8,022
Adjusted Consolidated EBITDA (unaudited)(1)									305,169
(1)See “Presentation of Financial and Other Information” for the definitions of Adjusted Segment EBIT, Adjusted Consolidated EBIT, Adjusted Segment EBITDA and Adjusted Consolidated EBITDA.
(2)Prior periods have been recast to reflect the Company's change in accounting policy for the reclassification within financial results as explained in "Description of accounting policies that changed during 2020 and 2019" Note 34.1 to our Consolidated Financial Statements.

	For the year ended December 31, 2018
	Crops	Rice	Dairy	All other segments	Farming Subtotal	Sugar, Ethanol and Energy	Land Trans- formation	Corporate	Total
	(In thousands of $)
Adjusted Segment EBITDA (unaudited)
Profit/(Loss) from Operations Before Financing and Taxation	32,315	12,981	4,936	10,049	60,281	95,082	36,850	(19,971)	172,242
Net gain from fair value adjustment of investment property	—	—	—	(10,680)	(10,680)	—	—	—	(10,680)
Adjusted Segment EBIT (unaudited)(1)	32,315	12,981	4,936	(631)	49,601	95,082	36,850	(19,971)	161,562
Depreciation and amortization	1,697	5,846	2,253	171	9,967	143,202	—	—	153,169
Adjusted Segment EBITDA (unaudited)(1)	34,012	18,827	7,189	(460)	59,568	238,284	36,850	(19,971)	314,731
Reconciliation to Profit
Loss for the year									(23,233)
Income tax benefit									(1,024)
Interest expense, net (2)									39,538
Foreign exchange, net (2)									68,787
Other financial results - Net gain of inflation effects on the monetary items (2)									25,211
Other financial results, net (2)									47,218
Combined effects of IAS 29 and IAS 21 of the Argentine subsidiaries of Profit from operations									15,745
Net gain from fair value adjustment of investment property									(10,680)
Adjusted Consolidated EBIT (unaudited)(1)									161,562
Depreciation and amortization									153,169
Adjusted Consolidated EBITDA (unaudited)(1)									314,731
(1)See “Presentation of Financial and Other Information” for the definitions of Adjusted Segment EBIT, Adjusted Consolidated EBIT, Adjusted Segment EBITDA and Adjusted Consolidated EBITDA.
(2)Prior periods have been recast to reflect the Company's change in accounting policy for the reclassification within financial results as explained in "Description of accounting policies that changed during 2020 and 2019" Note 34.1 to our Consolidated Financial Statements.

	For the year ended December 31, 2017
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
(1)See “Presentation of Financial and Other Information” for the definitions of Adjusted Segment EBIT, Adjusted Consolidated EBIT, Adjusted Segment EBITDA and Adjusted Consolidated EBITDA.

	For the year ended December 31, 2016
	Crops	Rice	Dairy	All other segments	Farming Subtotal	Sugar, Ethanol and Energy	Land Trans- formation	Corporate	Total
	(In thousands of $)
Adjusted Segment EBITDA (unaudited)
Profit/(Loss) from Operations Before Financing and Taxation	26,093	8,932	4,753	22,942	62,720	142,835	—	(20,957)	184,598
Net gain from fair value adjustment of investment property	—	—	—	(14,049)	(14,049)	—	—	—	(14,049)
Adjusted Segment EBIT (unaudited)(1)	26,093	8,932	4,753	8,893	48,671	142,835	—	(20,957)	170,549
Depreciation and amortization	1,369	2,766	964	192	5,291	122,209	—	—	127,500
Adjusted Segment EBITDA (unaudited)(1)	27,462	11,698	5,717	9,085	53,962	265,044	—	(20,957)	298,049
Reconciliation to Profit
Profit for the year									14,276
Income tax expense									12,899
Interest expense, net									40,527
Foreign exchange losses, net									19,062
Other financial results, net									97,834
Net gain from fair value adjustment of investment property									(14,049)
Adjusted Consolidated EBIT (unaudited)(1)									170,549
Depreciation and amortization									127,500
Adjusted Consolidated EBITDA (unaudited)(1)									298,049

(1)See “Presentation of Financial and Other Information” for the definitions of Adjusted Segment EBIT, Adjusted Consolidated EBIT, Adjusted Segment EBITDA and Adjusted Consolidated EBITDA.

Adjusted Free Cash Flow	2020	2019	2018	2017	2016
Net cash generated from operating activities	257,125	322,110	218,513	237,105	255,401
Net cash used in investing activities	(121,916)	(249,639)	(175,109)	(188,335)	(122,014)
Interest paid	(60,026)	(53,996)	(50,021)	(41,612)	(48,400)
Lease payments	(40,336)	(49,081)	—	—	—
Reversal of Expansion Capital expenditures (unaudited)	56,719	129,074	98,011	70,804	48,295
IAS 29 & IAS 21 effect for operating Activities	14,956	(23,550)	(7,598)	—	—
IAS 29 & IAS 21 effect for investing Activities	429	(2,922)	(3,935)	—	—
IAS 29 & IAS 21 effect for Interest Paid	1,639	(4,408)	—	—	—
Adjusted Free Cash Flow from Operations (unaudited)	108,590	67,588	79,861	77,962	133,282
Expansion Capital expenditures (unaudited)	(56,719)	(129,074)	(98,011)	(70,804)	(48,295)
Adjusted Free Cash Flow (unaudited)	51,871	(61,486)	(18,150)	7,158	84,987

Indebtedness	2020	2019	2018		2017		2016
Net Debt (unaudited)	634,808	678,004	588,481		548,763		476,828
Net Debt / Adjusted Consolidated EBITDA (unaudited)	1.86 x	2.22 x	1.87	x	1.98	x	1.60	x

Reconciliation - Net Debt	2020	2019	2018	2017	2016
Total Borrowings	971,090	968,280	862,116	817,958	635,396
Cash and cash equivalents	(336,282)	(290,276)	(273,635)	(269,195)	(158,568)
Net Debt (unaudited)	634,808	678,004	588,481	548,763	476,828
Reconciliation of Adjusted Free Cash Flow to Net increase/(decrease) in Cash and Cash Equivalents

	2020	2019	2018	2017	2016
Net increase/(decrease) in cash and cash equivalents	81,290	34,608	22,550	118,964	(48,295)
Interest Paid	(60,026)	(53,996)	(50,021)	(41,612)	(48,400)
Lease Payments	(40,336)	(49,081)	—	—	—
Net cash generated from financing activities	53,919	37,863	20,854	(70,194)	181,682
IAS 29 & IAS 21 effect for operating activities	14,956	(23,550)	(7,598)	—	—
IAS 29 & IAS 21 effect for investing activities	429	(2,922)	(3,935)	—	—
IAS 29 & IAS 21 effect for interest paid	1,639	(4,408)	—	—	—
Adjusted Free Cash Flow (unaudited)	51,871	(61,486)	(18,150)	7,158	84,987
 Reconciliation of Adjusted Free Cash Flow from operations to Net increase/(decrease) in Cash and Cash Equivalents

	2020	2019	2018	2017	2016
Net increase/(decrease) in cash and cash equivalents	81,290	34,608	22,550	118,964	(48,295)
Expansion Capital Expenditures (unaudited)	56,719	129,074	98,011	71,891	48,295
Interest Paid	(60,026)	(53,996)	(50,021)	(41,612)	(48,400)
Lease payments	(40,336)	(49,081)	—	—	—
Net cash used / (generated) from financing activities	53,919	37,863	20,854	(70,194)	181,682
IAS 29 & IAS 21 effect for operating activities	14,956	(23,550)	(7,598)	—	—
IAS 29 & IAS 21 effect for investing activities	429	(2,922)	(3,935)	—	—
IAS 29 & IAS 21 effect for interest paid	1,639	(4,408)	—	—	—
Adjusted Free Cash Flow from operations (unaudited)	108,590	67,588	79,861	79,049	133,282

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

Summary of Risk Factors

The risks facing us and our business are many and varied. Set forth below is a summary of the risk factors more fully described herein.

The risks related to our business and industries include risks related to:

•    health epidemics, and the COVID-19 in particular, that could adversely impact our ability to operate our business and results of operations;
•    unpredictable weather conditions, including as a result of climate change, pest infestations and diseases that may have an adverse impact on agricultural production;
•    fluctuations in market prices for our products that could adversely affect our financial condition and results of operations;
•    the relationship between the price of ethanol and sugar to the price of oil, so that a decline in the price of sugar or a decline in the price of oil will adversely affect our sugar and ethanol businesses;
•    the expansion of our business through acquisitions, which poses risks that may reduce the benefits we anticipate from these transactions;
•     increases in the price of raw materials we use in our operations, or the shortage of such raw materials, that could adversely affect our results of operations;
•    increases in energy prices and frequent interruptions of energy supply that could adversely affect our business;
•    our dependence on stable international trade and economic and other conditions in key export markets for our products;
•    a worldwide economic downturn that could weaken demand for our products or lower prices;
•    the seasonality of our business and our results, which may fluctuate significantly depending on the growing cycle of our crops;
•    potential diseases to our dairy cattle;
•    significant competition from Brazilian and foreign producers, which could adversely affect our financial performance;
•    our current insurance coverage, which may not be sufficient to cover our potential losses;
•    a reduction in market demand for ethanol or a change in governmental policies reducing the amount of ethanol required to be added to gasoline, which may adversely affect our business;
•    competition from alternative fuels, products and production methods;
•    the lack of liquidity of a substantial portion of our assets constituted by farmland;

•     the agriculture partnership agreements in respect of a significant portion of our sugarcane plantations and associated risks;
•    labor disputes from time to time that may adversely affect us;
•    a failure to possess all of the permits and licenses required to operate our business, or failure to renew or maintain the licenses and permits we currently hold;
•    extensive environmental regulation, and concerns regarding climate change that may subject us to even stricter environmental regulations;
•    the agricultural commodities and food products we produce that contain genetically modified organisms ("GMO");
•    increased regulation of food safety that could increase our costs and adversely affect our results of operations;
•    IFRS accounting standards related to biological assets that require us to make numerous estimates in the preparation of our financial statements and therefore limit the comparability of our financial statements to similar issuers using U.S. GAAP;
•    our substantial indebtedness which could impair their financial condition and decrease the amount of dividends we receive;
•    fluctuations in interest rates that could have a significant impact on our results of operations, indebtedness and cash flow;
•    our failure to be able to renew our credit lines when they mature, depriving us of needed liquidity;
•    the risk that we could be treated as a U.S. domestic corporation for U.S. federal income tax purposes, which could materially increase our U.S. federal income tax liability and subject any dividends we pay to U.S. federal withholding tax;
•    the risk that ee may be classified by the IRS as a “passive foreign investment company” (a “PFIC”), which may result in adverse tax consequences for U.S. investors; and
•    anti-corruption, anti-bribery, anti-money laundering and other international trade laws and regulations.

We also confront risks associated with the countries in which we operate, primarily in Argentina and Brazil, which include risks related to:

•    operating in emerging markets, which makes our results of operations and financial condition dependent upon economic conditions in those countries in which we operate with any decline in economic conditions potentially harming our results of operations or financial condition;
•    the economies of the countries in which we operate, which may be adversely affected by the deterioration of other global markets;
•    the governments in the economies in which we operate have a high degree of influence, which could adversely affect our results of operations or financial condition;
•    currency exchange rate fluctuations relative to the U.S. dollar in the countries in which we operate;
•    inflation in some of the countries in which we operate, along with governmental measures to curb inflation, which may have a significant negative effect on the economies of those countries and, as a result, on our financial condition and results of operations;
•    the impact of inflation on our operating costs in Argentina, which are denominated in Argentine Pesos and most of our operating costs in Brazil, which denominated in Brazilian Reais;
•    disruption of transportation and logistics services, insufficient investment in public infrastructure or disruption to any aspect of the supply chain which could adversely affect our operating results;
•    security breaches and other disruptions that could compromise our technology infrastructure and information and expose us to processes disruption and liability, which would cause our business and reputation to suffer;
•    failure to comply with data protection laws which could adversely affect our business;
•    the measures taken or to be implemented by the Argentine government in response to the COVID-19 pandemic, which may have an adverse effect on our business and operations;
•    Argentine economic and political conditions and perceptions of these conditions in the international market that may have a direct impact on our business and our access to international capital and debt markets, and could adversely affect our results of operations and financial condition;
•    continuing inflation, increase of unemployment, decline in GDP, peso depreciation, and/or other future economic, social and political developments in Argentina, over which we have no control, that may adversely affect our financial condition or results of operations;
•    the impact of the Argentine congressional and presidential elections on the future economic and political environment of Argentina;
•    the economy of Argentina and the government’s limited access to financing from international markets and the result of failure to pay its debt obligations and the current debt restructuring process;

•    high and possibly increasing inflation in Argentina and uncertainty surrounding future inflation rates may have an adverse impact for Argentina in the long-term credit market;
•    government intervention in Argentina which may have a direct impact on our prices and sales;
•    salary increases ordered by the Argentine government to be paid to employees in the private sector, or imposed additional charges, which would increase our operating costs;
•    Argentine law concerning foreign ownership of rural properties which may adversely affect our results of operations and future investments in rural properties in Argentina;
•    increase in export and import duties and controls which may have an adverse impact on our sales;
•    exchange controls that restrict the inflow and outflow of funds in Argentina and may substantially limit the our ability to retain or obtain foreign currency or make payments abroad;
•    scanges in the Argentine tax laws that may adversely affect the results of our operations, financial condition and cash flows;
•    measures taken or to be implemented by the Brazilian government in response to the COVID-19 pandemic that may cause adverse effect on our business and operations;
•    Brazilian economic and political conditions and perceptions of these conditions in international markets that may have a direct impact on our business and our access to international capital and debt markets, which could adversely affect our results of operations and financial condition;
•    changes in Brazilian tax laws that may have a material adverse impact on the taxes applicable to our business and may increase our tax burden;
•    widespread corruption and fraud relating to ownership of real estate that may adversely affect our business, especially our land transformation business;
•    social movements and the possibility of expropriation and constitution of public easement that may affect the normal use of, damage, or deprive us of the use of or fair value of, our properties;
•    Brazilian rules concerning foreign investment in rural properties that may adversely affect our investments;
•    The Brazilian government’s significant influence over the Brazilian economy, which, combined with Brazilian political and economic conditions, may adversely affect us;
•    allegations of political corruption against the Brazilian government and the Brazilian legislative branch that could create economic and political instability;
•    restrictions on the movement of capital out of Brazil that may impair our ability to receive payments from our Brazilian Subsidiaries and restrict their ability to make payments in U.S. dollars; and
•    the impact of governmental regulation in Brazil.

As a Luxembourg corporation (“société anonyme”) we are also exposed to risks that relate to:

•    difficulty for our shareholders to obtain or enforce judgments against us or our executive officers and directors in the United States;
•    difficulty for our shareholders in protecting their interests than as shareholders of a U.S. corporation;
•    Luxembourg and European Union insolvency and bankruptcy laws and regulations which are substantially different from U.S. insolvency laws and may offer our shareholders less protection than they would have under U.S. insolvency and bankruptcy laws;
•    the inability of shareholders to participate in equity offerings, and failure to receive any value for rights that we may grant;

Risks Related to Our Business and Industries
We may be exposed to risks related to health epidemics, and the COVID-19 in particular, that could adversely impact our ability to operate our business and results of operations.
The global impact of the COVID-19 outbreak and measures taken to reduce the spread of the virus have had an adverse effect on the global macroeconomic environment and may continue to create continued economic uncertainty and reduced economic activity. The outbreak has resulted in authorities implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, shelter-in-place or total lock-down orders and business limitations and shutdowns.
Governments around the globe have taken steps to mitigate some of the more severe economic effects of the virus, but there can be no assurance that such steps will be effective or achieve their desired results in a timely fashion or at all. The speed and extent of the spread of COVID-19, and the duration and intensity of resulting business disruption and related financial and social impact, are still uncertain, and such adverse effects on our business and financial position may still be material.

In the first six months of 2020, our Sugar, Ethanol and Energy business, experienced a decrease in prices of ethanol due to the decrease in international oil prices, and a decrease in demand as a consequence of the reduced circulation of people in response to the pandemic. In light of these factors, we slowed down our crushing pace, implemented a cost reduction plan and maintained the workforce sized to our operational needs. As signs of a partial recovery started to emerge, we revamped our operations and accelerated our crushing pace during the second semester, more than offsetting the lower initial crushing.
The Company could be negatively affected if a significant number of personnel including management and personnel at its farming and industrial operations are infected with the COVID-19 virus and/or its variants or are quarantined as the result of, or in order to avoid, exposure to the virus. During 2020, a select number of our personnel at one of our peanut production plants were infected with the COVID-19 virus but our operations were not affected. Similarly a limited number of other personnel throughout the organization were infected with the COVID-19 virus without materially impacting our operations. While governmental agencies and private sector participants are seeking to mitigate the adverse effects of this coronavirus, including measures such as heightened sanitary practices, telecommuting, quarantine, curtailment or cessation of travel, and other restrictions, and the medical community is developing and administering vaccines and other treatment options, the timing and efficacy of such measures is uncertain. These and other responses could impact the ability to harvest, produce and market our products, the availability of those who make the decision to purchase our products and the ultimate demand for our products.
Commodity markets have been and may also be disrupted with attendant effects on demand for some of our products. For example, the Chinese market is a significant source of global demand for the commodities we sell, including soy and corn, and a reduction in demand from China may have a significant effect on commodity prices and demand and potentially broader impacts on our supply chain or the global economy.
Further, the ongoing COVID-19 pandemic, including the spread of virus variants, and any possible future outbreaks of viruses may have a significant adverse effect on us. Firstly, a spread of such diseases amongst our employees, as well as any quarantines affecting them or our facilities could adversely impact the productivity of our personnel and thereby affect our operations, which can impact the quality and continuity of our activities and our reputation. Secondly, the current COVID-19 pandemic and any possible future outbreaks of viruses may have an adverse effect on our suppliers and/or transportation companies used to distribute our products. Thirdly, any quarantines or spread of viruses may adversely affect the demand of our products from end-consumers.
Additionally, our operations may be adversely affected by the wider macroeconomic effect of the ongoing COVID-19 pandemic. Currently, the prospects for diminished economic growth may continue resulting in a recession or diminishing growth in several countries, including Argentina and Brazil, due to the reduction of the economic activities. The final effects of the COVID-19 pandemic could have substantial negative impact on the countries where we operate. Any negative effect on the economy, particularly in the countries that we operate, may decrease incomes and the demand for our products. Lastly, in case of an economic downturn, the price of our common shares may be adversely affected.
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
The effects of severe adverse weather conditions may reduce yields of our agricultural activities. Additionally, higher than average temperatures and rainfall can contribute to an increased presence of pest and insects that may adversely impact our agricultural production. Furthermore, the potential physical impacts of climate change are uncertain and may vary by region, which includes changes in rainfall patterns, water shortages, changing sea levels and changing temperature levels that could adversely impact our business operations, the location, costs and competitiveness of global agricultural production and related storage and processing facilities. During April and November 2019 we suffered from a drought in Mato Grosso do Sul, which led to a significant decrease in sugarcane yields for the year and reduced profit from operations by about $49.5 million. In 2020, from March to October, we suffered a drought in Minas Gerais (Usina Monte Alegre – “UMA”), which led to a significant decrease in sugarcane yields, that reduced UMA’s milling by approximately 120 thousand tons of sugar cane and decreased the operating profit by about $5.1 million. This drought will also have a negative impact on 2021 sugarcane yields in UMA. Yields may also be affected by plagues, diseases or weed infections and related operational problems. See “Item 5.Operating and Financial Review and Prospects — Trends and Factors Affecting Our Results of Operations — (i) Effects of Yield Fluctuations”.
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

Prices for agricultural products and by-products, including, among other things, sugar, ethanol, and grains, like those of other commodities, have historically been cyclical and sensitive to domestic and international changes in supply and demand and can be expected to fluctuate significantly. In addition, the agricultural products and by-products we produce are traded on commodities and futures exchanges and thus are subject to speculative trading, which may adversely affect us. The prices that we are able to obtain for our agricultural products and by-products depend on many factors beyond our control including:

•prevailing world commodity prices, which historically have been subject to significant fluctuations over relatively short periods of time, depending on worldwide demand and supply;
•changes in the agricultural subsidy levels of certain important producers (mainly the U.S. and the European Union (“E.U.”) and the adoption of other government policies affecting industry market conditions and prices;
•changes to trade barriers of certain important consumer markets (including China, India, the U.S. and the E.U.) and the adoption of other governmental policies affecting industry market conditions and prices;
•changes in government policies for biofuels;
•disruptions in commodity markets caused by global events, including the impact of the COVID-19 pandemic;
•world inventory levels, i.e., the supply of commodities carried over from year to year;
•climatic conditions and natural disasters in areas where agricultural products are cultivated;
•the production capacity of our competitors; and
•demand for and supply of competing commodities and substitutes.
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
The rapid and widening spread of the COVID-19 is impacting the price of the products we sell (i.e., ethanol, corn, powder milk among others) due to the lower demand and economic activity worldwide. As an example, during the month of March 2021, sugar prices in USD decreased by 8.8% according to ICE-NY, anhydrous and hydrous ethanol prices ins BRL decreased by 25% and 26%, respectively, according to ESALQ and corn prices in USD decreased by 4.6% based on CBOT. Given the uncertainty around the extent and timing of the COVID-19 pandemic we cannot predict or asses the final impact of the pandemic. (See "— We may be exposed to risks related to health epidemics, and the COVID-19 in particular, that could adversely impact our ability to operate our business and operating results”).

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
In addition, gasoline prices in Brazil are set by the Brazilian government through Petrobras. Because flex-fuel vehicles, which have become popular in Brazil, allow consumers to choose between gasoline and ethanol at the pump rather than in the showroom, ethanol prices are correlated to gasoline prices and, consequently, oil prices. The COVID-19 pandemic had an impact at the inception . See "We may be exposed to risks related to health epidemics, and the COVID-19 in particular, that could adversely impact our ability to operate our business and results of operations."
While we are not now able to fully determine the impact of fluctuation. A decline in oil prices to our operations, we believe that a decline in oil prices or a decision by Petrobras to lower fuel prices and its attendant effects on the price of ethanol and sugar will have an adverse effect on the financial performance of our ethanol and sugar business.
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
In addition, we are unable to predict the effect that changes in Argentine or Brazilian legislation regarding foreign ownership of rural properties could have in our business. (See “ — Risks Related to Argentina-Argentine law concerning foreign ownership of rural properties may adversely affect our results of operations and future investments in rural properties in Argentina” and “—Risks Related to Brazil—Changes in Brazilian rules concerning foreign investment in rural properties may adversely affect our investments.”)
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
For example, we rely on fertilizers and agrochemicals, many of which are petrochemical based. In our Farming business, fertilizers and agrochemicals represented approximately 17% of our total cost of production (including manufacturing and administrative expenses) for the 2019/2020 harvest year. In our Sugar, Ethanol and Energy business, fertilizers and agrochemicals represented 16.7% of our cost of production (including manufacturing and administrative expenses) for 2019 and 17.1% for 2020. Worldwide production of agricultural products has increased significantly in recent years, increasing the demand for agrochemicals and fertilizers. This has resulted, among other things, in increased prices for agrochemicals and fertilizers.
Increased energy prices and frequent interruptions of energy supply could adversely affect our business.
We require substantial amounts of fuel oil and other resources for our harvest activities and transport of our agricultural products. During the 2019/20 harvest year, fuel represented 3.2% of the cost of production (including manufacturing and administrative expenses) of our Farming business. In our Sugar, Ethanol and Energy business, fuel represented 9.3% of our cost of production (including manufacturing and administrative expenses) for the 2020/21 harvest year and 10.2% for the 2019/2020 harvest year. We rely upon third parties for our supply of energy resources used in our operations. The prices for and availability of energy resources may be subject to change or curtailment, respectively, due to, among other things, new laws or regulations, imposition of new taxes or tariffs, interruptions in production by suppliers, imposition of restrictions on energy supply by government, worldwide price levels and market conditions. Over the last few years, the Argentine government has taken certain measures in order to reduce the use of energy during peak months of the year by frequently cutting energy supply to industrial facilities and large consumers to ensure adequate supply for residential buildings. For example, certain of our industrial facilities have been subject to a quota system whereby electricity cuts occur on a work shift basis, resulting in our facilities being shut down during certain work shifts. We cannot assure you that we will be able to procure the required energy inputs at acceptable prices. If energy supply is cut for an extended period of time and we are unable to find replacement sources at comparable prices, or at all, our business and results of operations could be adversely affected.
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
Due to the growing participation in the worldwide agricultural commodities markets by commodities produced in South America, South American growers, including us, are increasingly affected by the measures taken by importing countries in order to protect their local producers. Measures such as the limitation on imports adopted in a particular country or region may affect the sector’s export volume significantly and, consequently, our operating results. Additionally, due to the ongoing COVID-19 pandemic, governments and other authorities have established certain restrictions on the freedom of movement and business operations, including travel bans, supply chain disruptions and border closures. Other measures such as the restriction on imports or business closures of ports, airports or any locations of entry, or border closings may have a material adverse impact on our operations and financial results. See "— We may be exposed to risks related to health epidemics, and the COVID-19 in particular, that could adversely impact our ability to operate our business and operating results”.

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
The demand for the products we sell may be affected by international, national and local economic conditions that are beyond our control. Adverse changes in the perceived or actual economic climate, such as higher fuel prices, higher interest rates, stock and real estate market declines and/or volatility, more restrictive credit markets, higher taxes, and changes in governmental policies could reduce the level of demand or prices of the products we produce. We cannot predict the duration or magnitude of a downturn or the timing or strength of economic recovery. If a downturn were to continue for an extended period of time or worsen, we could experience a prolonged period of decreased demand and prices. In addition, economic downturns have and may adversely impact our suppliers, which can result in disruptions in goods and services and financial losses. Finally, the deterioration of global economic conditions, particularly in relevant economies such as the United States and China, as a result of the continuing COVID-19 pandemic or other events may ultimately decrease the customer demand for our products and have a material adverse effect on our financial condition and results of operations. (See "— We may be exposed to risks related to health epidemics, and the COVID-19 in particular, that could adversely impact our ability to operate our business and operating results.”
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
Approximately 31% of all fuel ethanol in Brazil is consumed in the form of anhydrous ethanol blended with gasoline; the remaining 69% of fuel ethanol is consumed in the form of hydrous ethanol, which is mostly used to power flex-fuel vehicles. Flex-fuel vehicles have the flexibility to run either on gasoline (blended with anhydrous ethanol) or hydrous ethanol. In The United States, which currently requires the addition of 10% of ethanol into gasoline, is considering increasing this requirement to 15% in 2021 The European Union aims for 10% of the energy used in the transport sector to derive from renewable energy sources by 2020, without specific targets for certain renewable energy sources and without intermediate targets, to be determined by each Member State. Other countries such as Colombia and Canada have a 10% and 5% biofuel blending mandate, respectively, while Argentina currently has a 12% ethanol blending. In March 2021, the British government announced that that next September it will require an increase from 5% to 10% in biofuel additives to petroleum products. Also, India has established a target of achieving 20% ethanol-blending with petroleum by 2025. In addition, flex-fuel and ethanol powered vehicles in Brazil are entitled to a tax benefit in the form of a lower tax rate on manufactured products (Imposto sobre Produtos Industrializados) and therefore are currently taxed at lower levels than gasoline-only vehicles, which has contributed to the increase in production and sale of flex-fuel vehicles. Many of these policies and incentives aim to mitigate the effects of climate change. If climate change policies were to change, the legal framework and incentive structure promoting the use of ethanol may also change, leading to a reduction in the demand for ethanol. In addition, any reduction in the percentage of ethanol required in fuel blended with gasoline or increase in the rates at which flex-fuel vehicles are taxed in Brazil, or any growth in the demand for natural gas and other fuels as an alternative to ethanol, lower gasoline prices or an increase in gasoline consumption (versus ethanol), may cause demand for ethanol to decline and affect our business.
Additionally, the COVID-19 outbreak and other market factors have resulted in a reduction in the demand for oil and related fuels, causing significant volatility in the price of, and a reduction in the demand for, ethanol. Due to the uncertainty surrounding the COVID-19 pandemic and its impact on global markets, we cannot fully determine the extent of the reduction in the demand for ethanol, which, if sustained, may have a material adverse impact on our operations and financial condition. See “— Ethanol prices are correlated to the price of sugar and are also closely correlated to the price of oil, so that a decline in the price of sugar or a decline in the price of oil will adversely affect our sugar and ethanol businesses and (See "— We may be exposed to risks related to health epidemics, and the COVID-19 in particular, that could adversely impact our ability to operate our business and operating results.”
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
As of December 31, 2020, approximately 93.81% of our sugarcane plantations were leased through agriculture partnership agreements, for periods of an average of six to twelve years. We cannot guarantee that these agriculture partnerships will be renewed after their respective terms end. We cannot guarantee that we will be able to renew these agreements and whether such renewals will be on terms and conditions satisfactory to us. Any failure to renew the agriculture partnerships or obtain land suitable for sugarcane planting in sufficient quantity and at reasonable prices to develop our activities could adversely affect our results of operations, increase our costs or force us to seek alternative properties, which may not be available or be available only at higher prices.
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
Environmental laws and their enforcement are becoming more stringent in Argentina and Brazil increasing the risk of and penalties associated with violations, which could impair or suspend our operations or projects and our operations expose us to potentially adverse environmental legislation and regulation. Failure to comply with past, present or future laws could result in the imposition of fines, third party claims, and investigation by environmental and police authorities and the relevant public attorney office. For example, the perceived effects of climate change may result in additional legal and regulatory requirements to reduce or mitigate the effects of our industrial facilities’ emissions. Such requirements, if enacted, could increase our capital expenditures and expenses for environmental compliance in the future, which may have a material and adverse effect on our business, results of operations and financial condition. Moreover, the denial of any permit that we have requested, or the revocation of any of the permits that we have already obtained, may have an adverse effect on our results of operations.
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
We cannot be sure that consumption of our products will not cause a health-related illness in the future or that we will not be subject to claims or lawsuits relating to such matters. The negative publicity surrounding any assertion that our products caused illness or injury could adversely affect our reputation with existing and potential customers and our corporate and brand image, and we could also incur significant indemnification liabilities legal expenses. Moreover, claims or liabilities of this nature might not be covered by any rights of indemnity or contribution that we may have against others, which could have a material adverse effect on our business, results of operations or financial condition.
IFRS accounting standards related to biological assets require us to make numerous estimates in the preparation of our financial statements and therefore limit the comparability of our financial statements to similar issuers using U.S. GAAP.
IAS 41 “Biological Assets” requires that we measure our biological assets and agriculture produce at the point of harvest at fair value less costs to sell. Therefore, we are required to make assumptions and estimates relating to, among other things, future agricultural commodity yields, prices, and production costs extrapolated through a discounted cash flow method. For example, the value of our biological assets generated initial recognition and changes in fair value of biological assets amounting to a $122.7 million gain in 2020; $68.6 million gain in 2019 and a $16.2 million gain in 2018. The assumptions and estimates used to determine the fair value of biological assets, and any changes to such prior estimates, directly affect our reported results of operations. If actual market conditions differ from our estimates and assumptions, there could be material adjustments to our results of operations. In addition, the use of such discounted cash flow method utilizing these future estimated metrics differs from generally accepted accounting principles in the United States (“U.S. GAAP”). As a result, our financial statements and reported earnings are not directly comparable to those of similar companies in the United States.
We have substantial indebtedness which could impair their financial condition and decrease the amount of dividends we receive.
As of December 31, 2020, we had $634.8 million of net debt outstanding on a consolidated basis, including $500 million of Notes 2027, incurred by Adecoagro S.A. Certain of our subsidiaries in Argentina and Brazil have a substantial amount of debt, which requires significant principal and interest payments. Such indebtedness could affect our subsidiaries’ future operations, for example, by requiring a substantial portion of their cash flows from operations to be dedicated to the payment of principal and interest on indebtedness instead of funding working capital and capital improvements and other investments. The substantial amount of debt incurred by us and our subsidiaries also imposes significant debt obligations, increasing our cost of borrowing to satisfy business needs and limiting our ability to obtain additional financing.
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
As of December 31, 2020, approximately $717.6 million of our total debt on a consolidated basis was subject to fixed interest rates and $253.4 million was subject to variable interest rates. As of December 31, 2020, borrowings incurred by the Company’s subsidiaries in Brazil were repayable at various dates between January 2021 and November 2027 and bear either fixed interest rates ranging from 2.5% to 7.95% per annum or variable rates based on Taxa de Juros de Longo Prazo (TJLP), Índice de Preços ao Consumidor Amplo (IPCA) and CDI plus spreads ranging from 1.62% to 4.24% per annum. Borrowings incurred by the Company´s subsidiaries in Argentina are repayable at various dates between January 2021 and June 2028 and bear either fixed interest rates ranging from 2.8% to 7.0% per annum. Significant interest rate increases can have an adverse effect on our profitability, liquidity and financial position. Currently, our variable interest rate exposure is mainly linked to the London Interbank Offer Rate ("LIBOR") rate plus specified spreads. If interest rates increase, whether because of an increase in market interest rates or an increase in our own cost of borrowing, our debt service obligations for our variable rate indebtedness would increase, and our net income could be adversely affected. At December 31, 2020, LIBOR (six months) was 0.26%.
Volatility in LIBOR or other reference rates could increase our periodic interest payments and have an adverse effect on our total financing costs. We may be unable to adequately adjust our prices to offset any increased financing costs, which would have an adverse effect on our results of operations.
On July 27, 2017, the Financial Conduct Authority (the authority that regulates LIBOR) announced that it intends to stop compelling banks to submit rates for the calculation of LIBOR after 2021. Further, on November 30, 2020, ICE Benchmark Administration (“IBA”) announced that it planned to consult on its intention to cease the publication of one-week and two-month LIBOR on December 31, 2021, and the overnight, one-month, three-month, six-month and 12-month LIBOR tenors on June 30, 2023. That same day, the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, and the Office of the Comptroller of the Currency jointly responded to IBA’s announcement by encouraging banks to stop writing contracts referencing LIBOR as soon as possible (and in any event by the end of 2021, subject to certain limited exceptions), stating that entering into new contracts that use LIBOR as a reference rate after December 31, 2021, and failing to prepare for disruptions to LIBOR (including operating without robust fallback language that includes a clearly defined alternative reference rate), could cause significant issues if not addressed. These announcements indicate that the continuation of LIBOR on the current basis cannot and will likely not be guaranteed after June 2023 and may be subject to significant disruption after December 2021.It is not possible to predict the effect of these changes, other reforms or the establishment of alternative reference rates in the United Kingdom, the United States or elsewhere. See also the discussion of interest rate risk in “Item 11. Quantitative and Qualitative Disclosures About Market Risk-”Risk of Fluctuations in Interest Rates.”
The transition process may involve, among other things, increased volatility or illiquidity in markets for instruments that currently rely on LIBOR. The transition may also result in reductions in the value of certain instruments or the effectiveness of related transactions such as hedges, increased borrowing costs, uncertainty under applicable documentation, or difficult and costly consent processes. Any such effects of the transition away from LIBOR, as well as other unforeseen effects, may result in losses or increases in financing costs with respect to our indebtedness, expenses, difficulties, complications, or delays in connection with future financing efforts, all of which could have a material adverse impact on our business, financial condition and results of operations.
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
All of our operations and/or development activities are in South America. As of December 31, 2020, based on total asset value, 44.8% of our assets were located in Argentina, 47.3% in Brazil and 4.0% in Uruguay. During the year ended December 31, 2020, 50.1% of our consolidated sales of goods and services rendered were attributable to our Brazilian operations, 47.3% were attributable to our Argentine operations and 2.6% were attributable to our Uruguayan operations. In the future we expect to have additional operations in the South American countries in which we now operate or in other countries with similar political, economic and social conditions. Many of these countries have a history of economic instability or crises (such as inflation or recession), government deadlock, political instability, civil strife, changes in laws and regulations, expropriation or nationalization of property, and exchange controls which could adversely affect our business, financial condition and results of operations.
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
Governments in many of the markets in which we currently operate, or that we may operate in the future, frequently intervene in their respective economies and occasionally make significant changes in monetary, credit, industry and other policies and regulations. Governmental actions to control inflation and other policies and regulations have often involved, among other measures, price controls, currency devaluations, capital controls and limitations on imports. We have no control over, and cannot predict what measures or policies governments may take in the future. Our results of operations and financial condition may be adversely affected by changes in governmental policy or regulations in the jurisdictions in which we operate that impact different factors such as:

•labor laws and wage increases;
•economic growth;
•abrupt currency fluctuations;
•high levels of inflation;
•exchange and capital control policies;
•high interest rates;
•liquidity of domestic capital and lending markets;
•inconsistent fiscal and monetary policy;
•liquidity and solvency of the financial system;
•limitations on ownership of rural land by foreigners;
•developments in trade negotiations through the World Trade Organization or other international organizations;
•environmental regulations;
•tax laws, including royalties and the effect of tax laws on distributions from our subsidiaries;
•changes in governmental economic or tax policies;
•restrictions on repatriation of investments and on the transfer of funds abroad;
•expropriations or nationalizations;
•import/export restrictions or other laws and policies affecting foreign trade and investment;
•increase in public expenses affecting the economy and fiscal deficits;
•price controls or price fixing regulations;
•restrictions on land acquisition or use or agricultural commodity production; and
•other political, social and economic developments, including political, social or economic instability, in or affecting the country where each business is based.
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
The Argentine Peso depreciated 21.86% against the U.S. dollar in 2016, 17.36% in 2017, 102.16% in 2018, 58.86% in 2019 and 40.51% in 2020, based on the official exchange rates published by the Argentine Central Bank (Banco Central de la República Argentina - BCRA). In the past years, the Argentine government imposed restrictions on the purchase of foreign currency (see “—Risks Related to Argentina—Exchange controls could restrict the inflow and outflow of funds in Argentina and may substantially limit the ability of companies to retain or obtain foreign currency or make payments abroad.”) which measures gave rise to an unofficial market where the U.S. dollar traded at a different market value than reflected in the official Argentine Peso – U.S. Dollar exchange rate. Due to the foreign exchange crisis generated in August 2019 and the continued reduction of the Argentine Central Bank’s foreign currency reserves, since September 1, 2019 the Argentine government reinstated rigid exchange controls and transfer restrictions, substantially limiting the ability to obtain foreign currency or make certain payments or distributions out of Argentina (see “— Risks Related to Argentina — Exchange controls restrict the inflow and outflow of funds in Argentina and may substantially limit the ability of companies to retain or obtain foreign currency or make payments abroad”).
The Brazilian currency has historically suffered frequent fluctuations. As a consequence of inflationary pressures, in the past, the Brazilian government has implemented various economic plans and adopted a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. Formally the value of the Real against foreign currencies is determined under a free-floating exchange rate regime, but in fact the Brazilian government is currently intervening in the market, through currency swaps and trading in the spot market, among other measures, every time the currency exchange rate is above or below the levels that the Brazilian government considers appropriate, taking into account, inflation, growth, the performance of the Real against the U.S dollar in comparison with other currencies and other economic factors. Periodically, there are significant fluctuations in the value of the Real against the U.S. dollar. The Real depreciated 46.2% against the U.S. dollar in 2015 and appreciated 16.8% in 2016. In 2017, 2018 and 2019, the Real depreciated against the U.S. dollar 1.5%, 17.1% and 4.02%, respectively. In 2020 the Real depreciated 28.9% against the U.S. dollar.
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
On January 7, 2016, the Argentine Statistics and Census Agency (Instituto Nacional de Estadísticas y Censos - “INDEC”) ceased publishing certain statistical data and, after implementing methodological reforms, resumed publications of the Consumer Price Index (“CPI”) on June 16, 2016, which reached annual rates of 40.9% at the end of the fiscal year 2016, 24,8% at the end of the fiscal year 2017, 47.6% at the end of fiscal year 2018, 53.8% at the end of fiscal year 2019 and 36.1% at the end of fiscal year 2020 (see “— Risks Related to Argentina-The credibility of several Argentine economic indices have been called into question, which may lead to a lack of confidence in the Argentine economy and may in turn limit our ability to access the credit and capital markets” and “—Risks Related to Argentina— Our results of operations may be adversely affected by high and possibly increasing inflation in Argentina”).
Brazil has historically experienced high rates of inflation. Inflation, as well as government efforts to curb inflation, has had significant negative effects on the Brazilian economy, particularly prior to 1995. The inflation rate was 7.2% in 2016, as measured by the General Market Price Index (Indice Geral de Preços - Mercado), compiled by the Getulio Vargas Foundation (Fundação Getúlio Vargas). However, in 2017 Brazil registered a deflation of 0.53% due to a decrease in the price of food products. In 2018 Brazil registered an inflation of 7.5%, 7.3% in 2019 due to the depreciation of the Brazilian Real against the U.S. dollar and the increase of the prices of primary products and 23.14% in 2020 due to COVID-19, the depreciation of the Brazilian Real against the U.S. dollar and the increase of the prices of primary products. A significant proportion of our cash costs and our operating expenses are denominated in Brazilian Reais and tend to increase with Brazilian inflation.
The Brazilian government’s measures to control inflation have in the past included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and reducing economic growth. This policy has changed in the last two years, when the Brazilian government decreased the interest rate by 775 basis points. Subsequently, the high inflation, arising from the lower interest rate, and the intention to maintain this rate at low levels, led the Brazilian government to adopt other measures to control inflation, such as tax relief for several sectors of the economy and tax cuts for the products included in the basic food basket. These measures were not sufficient to control the inflation, which led the Brazilian government to reinstate a tighter monetary policy. As a result, interest rates have fluctuated significantly. The Special System for Settlement and Custody (Sistema Especial de Liquidação e Custódia, or “SELIC”) interest rate in Brazil at year-end was 13.75% in 2016, 7% in 2017, 6.5% in 2018, 4.5% in 2019 and 2.00% in 2020 as determined by the Comitê de Política Monetária, or COPOM.
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
In Brazil, a strike held by truckers in May 2018 resulted in a complete stop of road transportation throughout the country. As a consequence, the Brazilian government, issued Provisional Measure No. 832 and Law No. 13,703/2018, which established a Minimum Price for Road Freight Transport Policy and created the "Freight Table", in which minimum and mandatory transportation cost values are set each six months by the Agência Nacional de Transportes Terrestres - ANTT (National Land Transport Agency). With the creation of the Freight Table, many companies in the agribusiness sector were adversely affected by the increase in transportation costs.
We are exposed to the risk of disruption to any aspect of the supply chain, to suppliers’ operations or to distribution channels, and the deterioration in the financial condition of a trading partner. These may be caused by a cyber-event, global health crisis, major fire, violent weather conditions or other natural disasters that affect manufacturing or other facilities of our operating subsidiaries or those of their suppliers and distributors. In certain geographic areas where we operate, insurance coverage may not be obtainable on commercially reasonable terms, if at all. Coverage may be subject to limitations or we may be unable to recover damages from its insurers.
    Disruption may also be caused by spread of infectious disease (such as COVID-19) or by a deterioration in labor or union relations, disputes or work stoppages or other labor-related developments affecting Adecoagro or its suppliers and distributors (See "— We may be exposed to risks related to health epidemics, and the COVID-19 in particular, that could adversely impact our ability to operate our business and operating results”).
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
Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks, our systems, and eventually suffer from systems disruption and/or having the information stored there accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, fines from governmental authorities, disrupt our operations, damage our reputation, and cause over costs to remedy the harm suffered, which could adversely affect our business/operating margins, revenues and competitive position.

Non-compliance with data protection laws could adversely affect our business.
We operate in a complex regulatory and legal environment that exposes us to compliance and litigation risks that could materially affect our business, financial condition and results of operations. These laws may change, sometimes significantly, as a result of political, economic or social events.
In addition, on August 14, 2018, the Brazilian Federal Law No. 13,709/2018 was enacted, which sets out comprehensive data protection procedures and general principles and obligations that apply across multiple economic sectors and contractual relationships (Lei Geral de Proteção de Dados, or the “LGPD”). The LGPD establishes detailed rules for the collection, use, processing and storage of personal data and will affect all economic sectors, including the relationship between customers and suppliers of goods and services, employees and employers and other relationships in which personal data is collected, whether in a digital or physical environment. The obligations established by LGPD are already in effect, and all legal entities are required to adapt their data processing activities to these new rules. The data protection regime imposes more stringent data protection standards on Brazilian residents.
We are currently evaluating the impact that the LGPD will have on our business practices and associate compliance costs.
Until adaptation in completed, any breaches of the LGPD may subject us to penalties and/or fines and a requirement to notify Governmental Authorities and parties whose data has been affected.
The prolonged home office period may increase our exposure to security breaches which can adversely affect us.
Effective August, 2021, failure to comply with LGPD can give rise to an administrative fine, per infraction, of up to 2% of group or conglomerate revenues in Brazil, up to a total maximum of fifty million reais (R$ 50,000,000.00) per infraction.
Until August 2021, however, even if no administrative sanctions may be imposed, the obligations arising from the LGPD are already enforceable and we may be subject to claims, indemnification and/or fines from data subjects, and/or other governmental authorities in general.
Risks Related to Argentina
The measures taken or to be implemented by the Argentine government in response to the COVID-19 pandemic may have an adverse effect on our business and operations
In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic. This pandemic, as well as the reality or fear of any other adverse public health developments, could adversely and materially affect, among other things, our manufacturing and supply chain operations, including due to the reduction or closure of our production units and the interruption of the supply of raw materials. The local, national and international response to the pandemic continues to rapidly evolve. Responses have included voluntary and, in some cases, mandatory quarantines as well as shutdowns and other restrictions on travel and commercial, social and other activities.
The Argentine government has taken several measures regarding the COVID-19 pandemic outbreak to date. On March 18, 2020, through Decree No. 287/2020 and Administrative Decision No. 409/2020, the Argentine Executive Branch extended the public health emergency following the increasing spread in Argentina. On March 20, 2020, the Decree No. 297/2020 (“Decree 297”) was published in the Official Gazette by which the Argentine Executive Branch implemented a social, preventive and mandatory isolation regime (“Mandatory Isolation Regime”), beginning on March 20, 2020, which was extended until November 8, 2020. As of the date of this report, the activities pursued by our Argentine subsidiaries, related to agricultural production, distribution and commercialization, were exempted from the Mandatory Isolation Regime. The new regulations did require our Argentine subsidiaries to guarantee the hygiene and safety conditions established by the Ministry of Health to preserve the health of their employees.
On March 31, 2020, the Argentine Executive Branch prohibited: (i) employment terminations without cause; (ii) employment terminations and/or suspensions for lack of workload; (iii) employment terminations and/or suspensions due to reduced workload; and/or (iv) employment terminations and/or suspensions for force majeure events. Suspensions pursuant to Section 223 bis of the Employment Contract Law, regarding suspensions due to lack of work and/or force majeure, were exempted from this prohibition. In addition, Decree No. 39/2021 further extended the prohibition on terminations without cause, terminations based on the lack or reduction of work, and suspensions for force majeure events until May 31, 2021. It is likely that these restrictions are further extended if the scenario remains the same or substantially similar to the current one.

Since November 9, 2020, pursuant to Decree No. 875/2020 the Mandatory Isolation Regime was replaced with a mandatory distance regime (“Mandatory Distance Regime”) in many Argentine provinces and areas. During the Mandatory Distance Regime, individuals must maintain a minimum social distance of two meters, use face masks in shared spaces, sanitize their hands, and strictly comply with the protocols for activities, recommendations, and instructions implemented by the provincial and federal health authorities. In case of detecting situations of risk of spread of the COVID-19, the provincial governors are empowered to reinstate the Mandatory Isolation Regime for individuals entering the Province or the City of Buenos Aires from other jurisdictions, with prior intervention of the provincial health authority and for a maximum period of fourteen days. The Mandatory Distance Regime implemented in April 9, 2021 new restrictions to means of transport, circulation of individuals, remote work, and a curfew limiting circulation in high sanitary-epidemiological risk. This Mandatory Distance Regime has been extended until April 30, 2021. The extension of the Mandatory Isolation Regime in several Argentine provinces as well as other actions taken by the government have resulted in hurdles for the commercialization, distribution and administrative aspects of our Argentine subsidiaries’ businesses.
Under the new regulations, the economic, industrial, commercial, and service activities by business entities, including Adecoagro, may be carried out, provided businesses have an operating protocol approved by the provincial health authority that includes all the recommendations and instructions of the federal health authority and restrict the use of closed surfaces allowing a maximum of 50% of their capacity (subject to certain exceptions). For more information on how the Company complies with these protocols see “Information of the Company—Business Overview—COVID-19—Government measures in Argentina and Brazil".
The measures to control the COVID-19 pandemic have negatively impacted global economy, disrupted financial markets and international trade, resulted in increased unemployment levels and significantly impacted global supply chains, all of which has had and may continue to have an adverse impact in Argentina’s economy and may negatively impact our industry and our business.
Maximum Prices and Supply Obligations
In connection with the declaration of the COVID-19 sanitary emergency, in order to guarantee the regular supply of essential products, on March 20, 2020, the Argentine Government issued general regulations (applicable to most producers) particularly, Resolution No. 100/2020 of the Secretary of Domestic Commerce, imposing the obligation to those who participate in the production, distribution and commercialization chain of certain products, to (i) sell products to their maximum prices set as of March 6, 2020; and (ii) increase production up to their facilities’ full capacity and provide the proper measures to guarantee their transport and supply. Originally, these obligations were supposed to be effective for a 30-day term. However, the Argentine Government successively extended these obligations, in principle, until May 15, 2021. It is likely that these obligations would be extended again. Since this regime has been in place, only certain and limited price increases had been authorized. Considering the inflationary context in the Argentine economy, since many of the product prices were capped to their prices as of March 20, 2020, with some few limited authorized increments, these measures have negatively impacted our Argentine subsidiaries’ businesses.
Additionally, the Argentine Government created (i) an informative regime for the purpose of publishing standard maximum prices of a basic listing of consumer products for each province (which will be available on the website www.preciosmaximos.produccion.gob.ar); and (ii) a public and free mechanism that allows the filing of claims and complaints by consumers and those included in the production, distribution and commercialization chain of the products included in the obligation to sell at maximum prices. This regulation impacted our processed rice and fluid milk products. The facilities of the Company have been inspected to control compliance of the abovementioned regulation. As long as this regulation is in place, the Company would face restrictions to freely implement price increases on the processed rice and fluid milk products.
Those measures (jointly with other announcements that up to the present have not being turned into regulations) suggest that the Argentine Government would be planning to enforce the Supply Act broadly to avoid potential shortage on the supply or increase in the prices of products deemed essential. Since, the Secretary of Domestic Commerce has notified several companies within the Argentine subsidiaries’ industries, urging them to work at full capacity. Some of them have even been formally accused of not complying with the Supply Act. Recently, by means of Resolution No. 330/2021, the Secretary of Domestic Commerce has officially urged all industrial and commercial “big business” to manufacture, distribute and market their goods and services to the maximum of their installed capacity, while the health emergency persists in Argentina.
On April 4, 2020 the Argentine Government issued Decree No. 351/2020, which authorized the intervention of local authorities (both at Provincial and Municipal level) to control maximum prices under the recently adopted regulations and adopted rules to coordinate the enforcement of regulations. This has resulted in the need to allocate additional economic and human resources for the Argentine subsidiaries to comply with governmental requirements and filings pursuant to the regulations in place.
In accordance with Resolution No. 552/2020 (as amended), published on November 12, 2020, the Secretary of Domestic Commerce suspended the effects of Resolution No. 100/2020 for a list of products included in Annex I (among others, brown rice, prepared rice, condensed milks, soy milks, vegetable milks; and brie, camembert, blue and provolone cheeses) that due to their characteristics and purpose are not relevant for the satisfaction of the basic needs of consumers and users, until May 15, 2021.
The Supermarkets’ Shelves Law published on March 17, 2020 (as implemented by Decree No. 991/2020 published in the Official Gazette on December 15, 2020), is applicable to the products marketed by the Company. The main objectives of this law are: (i) to ensure that the price of certain products remains clear and competitive for the benefit of consumers, (ii) to maintain harmony and balance between economic operators, (iii) to expand the supply of artisanal, regional and national products produced by micro, small and medium-sized enterprises, and (iv) to promote the offer of products manufactured by small producers. Although the law is focused on supermarkets, it might have an impact on the Company’s commercialization strategies. The Supermarkets’ Shelves Law resulted in the Argentine government imposing increasing regulations affecting the Argentine subsidiaries’ businesses, often generating further marketing and distribution costs for the purposes of complying with these regulations.
On March 17, 2021, the Secretary of Domestic Commerce published in the Official Gazette Resolution No. 237/2021 which created a new information regime (Sistema Informativo para la Implementación de Políticas de Reactivación Económica) (“SIPRE”; after its acronym in Spanish), according to which the Company might have to submit extensive monthly reports on prices, production and sales. This regime has also increased compliance costs and forced the Argentine subsidiaries to allocate resources to comply with these information regimes.
Pursuant to Resolution No. 283/2021, published in the Official Gazette on March 31, 2021, the Secretary of Domestic Commerce created the Product Labeling Inspection and Compliance Monitoring System to ensure that certain product labels do not contain inaccurate information that deceives consumers (Sistema de Fiscalización de Rótulos y Etiquetas) (“SiFiRE”; after its acronym in Spanish). As provided in this regulation, this information regime is aimed at the defense of fair trade and the protection of consumer rights. The SiFiRE established a new set of rules applicable to the following product labels: (i) foods; (ii) beverages; (iii) drinkable foods; (iv) toiletries; (v) personal hygiene products and; (vi) personal care and household cleaning products suitable for human use and handling. Any misleading labels must be amended. If infringing products have already been launched to the market, suppliers and importers must place a correction sticker on them at their own expense. The sanctions provided in Consumer Protection Law No. 24,240 and Executive Order No. 274/2019 on Fair Trade may apply to corporations, including us.
Through Resolution No. 330/2021, published in the Official Gazette on April 9, 2021, the Secretary of Domestic Commerce ordered all companies from the commerce and industry sectors, that during 2019 have recorded total sales in the domestic market in excess of the amounts established by Resolution No. 220/2019 (i.e., companies which are not considered small or medium, pursuant to the parameters included therein), to increase their production up to the maximum of their installed capacity and to arbitrate appropriate measures to guarantee the transportation, distribution and supply of inputs and final goods produced throughout the Argentine Republic, until the sanitary emergency declared by the Social Solidarity and Productive Reactivation Law No. 27,541 remains in force (in principle, until December 21, 2021). This Resolution included a similar provision to the one already provided under Resolution No. 100/2020 referred to above.
Since Resolution No. 330/2021 does not include any specific requirements, it is difficult to determine at this time both its scope and how compliance with this regulation is going to be monitored by the Argentine Government. However, the Argentine subsidiaries expect to incur further compliance costs due to these regulations.
Any application of these measures could potentially affect costs, expenses and/or margins.

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
The foregoing measures taken by the Argentine government in response to the COVID-19 virus and any future actions that may implemented are material intrusions and limits on the ability of the Company to operate its businesses and which will adversely impact the price of our products and our operating results.
On August 14th, 2020, the Legal Regime of Teleworking Contract under Law No. 27,555 (the “Teleworking Law”) was published in the Official Gazette. This Law regulates dependent work provided from the employee's own home or from a place other than the employer's establishment and introduces modifications to the Labor Contract Law establishing the concept of teleworking. In addition, the Teleworking Law provides the minimum legal requirements for regulating teleworking, it delegates specific aspects to collective bargaining, recognizes rights and duties for those who work under this modality (e.g., right of reversibility, right to digital disconnection, trade union rights, right to privacy) and also provides regulations referring to working hours, provision of work tools and reimbursement of expenses.
On January 20, Executive Decree No. 27/2021 approving the regulation of the Teleworking Law was published in the Official Gazette, including provisions regulating certain aspects of the Teleworking Law: the right to digital disconnection; conditions under which caretaking tasks may be performed by teleworking individuals; limits and conditions for reversal; how work tools are to be provided and expenses reimbursed; union representation of teleworking individuals; health and safety conditions; employer oversight systems; and the right to privacy of teleworking individuals.
On February 5, Resolution 54/2021 of the Ministry of Labor, Employment and Social Security was published ordering that Teleworking Law will enter into force on April 1, 2021. As long as the restrictions to circulate due to the COVID-19 pandemic, the application of this law is in suspense.
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
The credibility of several Argentine economic indices during the Fernández de Kirchner administration (years 2004 through 2015) has been called into question. By previously understating inflation, the INDEC had overstated economic growth in real terms. The adjustments made by the Macri administration to INDEC lead to a determination of real GDP growth of 48.6% for the period of 2004 to 2015, as opposed to 65% growth in real terms for the same period resulting from the information used prior to June 2016. Because of these reforms, on November 9, 2016, the Executive Board of the International Monetary Fund (the “IMF”) lifted its censure on Argentina, noting that Argentina had resumed the publication of data in a manner consistent with its obligations under the Articles of Agreement of the IMF. On June 29, 2017, INDEC also published revised GDP data for the years 2004 through 2015. According to the INDEC, Argentina’s GDP grew by 2.9% in 2017, compared to the same period in 2016. Additionally, according to the INDEC, Argentina’s GDP decreased by 2.5% in 2018, and 2.2% in 2019. In addition, in 2020 the general macroeconomic conditions worsened as a result of the COVID-19 pandemic. According to INDEC, during the second quarter of 2020, GDP declined by 19.1% year over year (which represented the most significant decline of the GDP in Argentine history) with a peak of 16.2% in the second quarter compared to the first quarter of 2020, and during the third quarter of 2020, economic activity declined by 10.2% year over year.
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
On August 11, 2019, presidential and legis+lative primary elections were held in Argentina, in which Alberto Fernandez and former president Cristina Fernández de Kirchner from the “Frente de Todos” (a coalition formed to participate in the general elections) received 47.65% of the votes while president Mauricio Macri's party obtained 32.08%. On October 27, 2019, Alberto Fernández and Cristina Kirchner, as vice-president, won the presidential elections and took office on December 10, 2019.
After the primary elections, the markets reacted negatively, and the economic conditions continued to deteriorate. Due to, among other things, the rise of inflation, the continued demand for salary increases, the growth of the fiscal deficit, the required payments to be made on public debt, the reduction of industrial growth, the recession and the increase of the capital outflows from Argentina, the Government of former President Macri re-introduced rigid restrictions and foreign exchange controls in September 1, 2019, which among other things, significantly curtailed access to the official foreign exchange market (the “FX Market”or Mercado Libre de Cambios) by individuals and entities (see “Additional Information-Exchange Controls”).
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
Since December 2019, upon the outbreak of the COVID-19, the global economy has been negatively impacted, causing the disruption of the financial markets and international trade, resulting in increasing unemployment levels and significantly impacting global supply chains, all of which has had and continues to have an adverse impact in Argentina’s economy and may negatively materially impact our industry and our business (See “ – The measures taken or to be implemented by the Argentine government in response to the COVID-19 pandemic may have an adverse effect on our business and operations). The decline in the GDP in Argentina, the deepening recession and the increase of the unemployment also led to an increase in poverty, which, according to INDEC, as of June 30, 2020 affected more than 40.9% of the population.
Regarding the foreign exchange market and restrictions, in an effort to contain the escalation of the currency exchange rate, the Argentine Central Bank has been selling its reserves of U.S. dollars, which has resulted in a decrease in the Argentine Central Bank's international reserves from US$65.7 billion as of December 31, 2018 to US$39.4 billion as of December 31, 2020. However, the actual net liquid international reserves of the Argentine Central Bank would be substantially lower, as informed by private sources. Moreover, the Argentine government has been financing all economic assistance related to the COVID-19 pandemic with a significant issuance of currency, which has also contributed to increase inflation, the demand for U.S. dollars and the devaluation of the peso.
The Argentine government also adopted measures regarding sovereign debt, including a “re-profiling” or restructuring of certain public debt bonds subject to Argentine law and also conducted a debt restructuring process of sovereign bonds subject to foreign law which was closed during August 2020 (See " —The economy of Argentina may be affected by its government’s limited access to financing from international markets and the result of failure to pay its debt obligations and the current debt restructuring process").
The failure of the Argentine Government to restructure its current debt with the IMF and to address the Argentine macroeconomic problems is worsening the economic conditions. In this regard, the country risk index published by J.P. Morgan as of March 4, 2021 reached a peak of 1547 basis points since the successful restructuring of the Argentine international sovereign bonds in August 2020. If the Argentine government does not restructure its outstanding debt with the IMF and other international financial institutions and continues failing to urgently address the necessary measures to improve the macroeconomic condition of the country, the current economic conditions, including inflation, unemployment, decline in GDP, Peso depreciation, and/or other economic factors over which we do not have control may continue to worsen, eventually provoking a general economic collapse, which could have an adverse effect on our financial condition, results and costs of operations.
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
Since taking office in December 10, 2019, the Alberto Fernández administration (the “Fernández Administration”) announced and implemented the following measures:
•    Law of Social Solidarity and Productive Reactivation: On December 23, 2019, Law No. 27,541 Social Solidarity and Productive Reactivation was published in the Official Gazette (the “Solidarity Law”). The Solidarity Law declared a public emergency in economic, financial, fiscal, administrative, social security, tariff, energy, health and social matters and granted the Executive Branch with broad powers in many aspects related to the public emergency. The Solidarity Law and related regulations adopted on on December 27, 2019 by Decree No. 99/2019, introduced important foreign exchange restrictions and tax modifications, among other provisions related to sovereign debt, energy and social security. Decree No. 99/2019 provided measures regarding employer contributions, applicable rates for foreign goods and provided that, digital services will be taxed at a 8%, and the acquisition services abroad and passenger transport services destined outside the country at 30%. The Solidarity Law delegated in the Executive powers from Congress to determine the export duty rates of exports of all goods and determines different caps for different products. Most agricultural goods have a cap of 15% export duties rate or less (currently, most of them are set between 5%-12%) except for soybean products which are mostly set at a 33% export duty rate.
•    Price Control Program: On January 7, 2020, the government relaunched the so-called Programa Precios Cuidados, a voluntary price control program, whose goal is to foster consumption and establish reference prices for households products with the highest consumption. Initially, 310 products were included within Programa Precios Cuidados and public officials stated that the prices of the products included within the program were to be reduced by 8% on the average. Two of the milk products commercialized by the Company are covered by the Programa Precios Cuidados.
•    Maximum prices and supply obligations: See “— The measures taken or to be implemented by the Argentine government in response to the COVID-19 pandemic may have an adverse effect on our business and operations — Maximum Prices and Supply Obligations”.
•    Law of Sustainability of Public Debt issued under Foreign Law: See " — The economy of Argentina may be affected by its government’s limited access to financing from international markets and the result of failure to pay its debt obligations and the current debt restructuring process”.
•    Tax Reform Law: See “— Changes in the Argentine tax laws may adversely affect the results of our operations, financial condition and cash flows”.
•    Supermarket Shelves Law: See “— The measures taken or to be implemented by the Argentine government in response to the COVID-19 pandemic may have an adverse effect on our business and operations — Supermarket Shelves Law”.
•    Coronavirus measures: See “— The measures taken or to be implemented by the Argentine government in response to the COVID-19 pandemic may have an adverse effect on our business and operations".
•    Teleworking Law. See “— The measures taken or to be implemented by the Argentine government in response to the COVID-19 pandemic may have an adverse effect on our business and operations — Remote Work”.

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

On October 24, 2021 the congressional elections will be held, by means of which part of the members of the House of Representatives and the Senate will be elected. Primary elections that will define candidates of each political party are scheduled for August 8, 2021. The results of the elections and their impact on the Fernández Administration as mid-term elections are still uncertain.

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
Financial and securities markets in Argentina, and also the Argentine economy, are influenced by economic and market conditions in other markets worldwide, including those relating to the recent trade dispute between China and the United States. Although economic conditions vary from country to country, investor's reactions to events occurring in one country sometimes demonstrate a "contagion" effect in which an entire region or class of investment is disfavored by international investors.
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
In addition, Argentina is highly dependent on the export of certain commodities, such as soy, what has made the Argentine economy more vulnerable to fluctuations in the commodity prices. If international commodity prices decline, the Argentine economy could be adversely affected. In addition, adverse weather conditions can affect the production of commodities by the agricultural sector, which account for a significant portion of Argentina's export revenues.
All these circumstances could have a negative impact on the levels of government revenues, available foreign exchange and the government's ability to service its sovereign debt, and could either generate recessionary or inflationary pressures, depending on the government's reaction. Either of these results would adversely impact Argentina's economic growth and, therefore, our financial condition and results of operations.
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
In February 2016, the Macri administration entered into settlement agreements with certain holdout bondholders to settle these claims, which were subject to the approval of the Argentine Congress. The Argentine government reached settlement agreements with holders of a significant portion of the defaulted bonds and has repaid the majority of the holdout creditors with the proceeds of a US$16.5 billion international offering of 3-year, 5-year, 10-year and 30-year bonds on April 22, 2016 -which bonds, among other sovereign bonds, were then restructured by the Fernández administration in August, 2020 -as explained below. Although the size of the outstanding claims has decreased significantly, litigation initiated by bondholders that have not accepted Argentina’s settlement offer of 2016 continues in several jurisdictions.
Additionally, foreign shareholders of several Argentine companies have filed claims with the International Center for Settlement of Investment Disputes (ICSID) alleging that the emergency measures adopted by the Argentine government since the crisis in 2001 and 2002 differ from the just and equal treatment standards set forth in several bilateral investment treaties to which Argentina is a party. The ICSID has ruled against Argentina with respect to many of these claims.
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
In May 2018, the Macri administration requested the IMF the granting of a Stand-By Arrangement for up to US$57.1 billion with the purpose of supporting the Argentine government’s economic plan.
As of the date of this report, the IMF disbursed an aggregate of US$44.70 billion. The Fernández administration is currently negotiating the restructuring of the terms of the Stand-By Arrangement, which payments become due as from 2021.
The Argentine government announced that it will also engage in negotiations with the Paris Club for the restructuring of the debt incurred with such institution given that there are also payments becoming due on the following months.
As of the date of this annual report, we cannot guarantee that the Argentine government and the IMF will reach an agreement on the restructuring of the Stand-By Arrangement, nor are we able to predict the future consequences for the Argentine economy in general or our business in particular if such agreement fails.
Pursuant to a report issued by the Secretary of Finance of the Argentine government, as of December 2019, Argentina’s foreign debt amounted to US$311.25 billion, which represented 91.6% of Argentina’s GDP. During 2020 the Argentine government carried out the restructuring of its public debt instrumented in bonds denominated in foreign currency governed by foreign law as well as bonds denominated in foreign currency governed by Argentine law, by means of debt restructuring procedures implemented internationally and locally, respectively, within each groups of creditors according to the type of sovereign debt.
On February 12, 2020, the Argentine Congress enacted Law No. 27,544 for the Restoration of the Sustainability of the Public Debt issued under Foreign Law, which provided for the restructuring of the Argentine external public debt. Through Decree No. 250/2020, published in the Official Gazette on March 10, 2020, the Argentine Executive Branch authorized negotiations for the restructuring of US$68.85 billion of sovereign bonds issued in foreign currency and governed by foreign law. On April 17, 2020, Argentina announced an invitation to exchange its sovereign bonds governed by foreign law that were eligible for the restructuring for new bonds. The universe of eligible bonds that were subject to the exchange offer was comprised by bonds governed by the laws of New York (United States) and by the laws of the United Kingdom, denominated in several currencies (US Dollars, Euros and Swiss Francs). Within the universe of the bonds they were the instruments issued within the framework of the prior restructuring, carried out by the exchanges of years 2005 and 2010.
After several extensions and improvements made within the initial offer, on August 31, 2020, Argentina announced the results of the invitation to exchange. Argentina obtained the majorities required under the collective action clauses to exchange 99.01% of the eligible bonds, as a result of obtaining a level of acceptance of 93.55% of the bondholders to its exchange proposal launched in April and improved in July and in August, after the agreement with three groups of bondholders.
Within the context of the agreement with the groups of bondholders for the restructuring of sovereign debt governed by foreign law, Argentina also conducted a local exchange. Argentina launched an offer to exchange sovereign bonds denominated in US dollars and ‘dollar-linked’ issued under local law. The instruments subject to the local debt restructuring were affected by the deferral of payments of principal and interest until December 31, 2020, provided by Presidential Decree No. 346/20 published in the Official Gazette on April 6, 2020.
In August 2020, Argentina launched an offer to exchange this universe of sovereign bonds denominated in US dollars and ‘dollar-linked’ issued under Argentine law. As a result of this transaction, and as informed in Ministry of Economy press release on September 15, 2020, 99.41% of the bondholders of eligible instruments under this local exchange had accepted the offer.
The local debt exchange was then reopened and is ongoing as of the date of this report. On November 4, 2020, Resolution No. 540/2020 of the Ministry of Economy was published in the Official Gazette, which provided for the reopening of the local exchange and, for this purpose, set forth a procedure to allow eligible instruments which did not enter into the debt restructuring under Argentine law carried out on August and September 2020 to be tendered. The resolution provided that holders who were unable to enter the exchange within the prior invitation term may do so in successive acceptance terms which will be extended until July 28, 2021 in the conditions set forth therein.
In addition, in January 26, 2020 the Province of Buenos Aires, the largest estate in Argentina, also had a maturity of provincial sovereign debt for US$277 million in principal amount and interests that, after the failure of the negotiations for an extension, cancelled within the curing period in February 5, 2020. The Province of Buenos Aires had additional payments under its sovereign debt for US$110 million maturing in May 2020 and US$750 million maturing in June 2020. In May 2020 the Province of Buenos Aires, did not fulfill the payment of its international sub-sovereign bonds and since then is seeking to restructure them through an exchange offer. After several extensions without success, the Province of Buenos Aires has recently extended again the offer expiration date until March 26, 2021. There are other Argentine provinces which are also carrying out the restructuring of their bonds governed by foreign law and denominated in foreign currency.
As of the date of this annual report, the Argentine government and the IMF did not reach an agreement on the restructuring of the Stand-By Arrangement and there are no assurances that such agreement would be reached during 2021, nor are we able to predict the future consequences for the Argentine economy in general or our business in particular if such agreement is not reached.
Argentina is also aiming at obtaining a deferral of the payments which are due in the upcoming months of 2021 with the Paris Club and other international financial institutions, for which purposes the Government would have engaged in conversations but there is still uncertainty on the deferral of such payments.
If the negotiations with the IMF and the other international financial institutions fail or the Province of Buenos Aires or other provinces of Argentina fail to restructure their debt, the Argentine government defaults again in the payment of its sovereign debt or the measures adopted and to be adopted by the Argentine government to reduce the fiscal deficit, control inflation and stabilize the foreign exchange market are not effective, Argentina’s ability to obtain international or multilateral private financing or direct foreign investment may be limited, which may in turn impair its ability to implement reforms and public policies to foster economic growth, impair the ability of private sector entities to access the international capital markets or make the terms of such financing much less favorable that those accessible by companies in other countries in the region and may accelerate the depreciation of the Argentine peso, foster inflation and deepen the economic crisis and recession.
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
According to INDEC, Argentina had a structural current account deficit that reached US$3.5 billion in 2019, US$27.3 billion in 2018, US$31.2 billion in 2017, US$15.1 billion in 2016, and US$17.6 billion in 2015. The account deficit between 2015 and 2017 originates in the stagnation of exports of goods, which have only increased by 1.4%, taking into account the compounded average growth rate or CAGR, between 2015 and 2017; in contrast, imports of goods have been increasing at a much faster speed, reaching a CAGR of 5.8% in the same period. Nonetheless, by the end of 2020, that structural current account deficit was turned around, reaching a US$3.0 billion surplus.
During the Macri administration, the account deficit was financed mainly with external debt issuances in the international debt markets. In addition, the settlement of the disputes over the 2001 defaulted debt crisis has allowed several provinces of Argentina and certain Argentine private companies to issue new debt securities in foreign markets. However, both the Argentine Government and certain provincial governments have implemented debt restructuring procedures of their sovereign debt and sub-sovereign debt bonds, respectively, some of which procedures are still ongoing (see " — The economy of Argentina may be affected by its government’s limited access to financing from international markets and the result of failure to pay its debt obligations and the current debt restructuring process”).
Because foreign direct investment remains stagnant in Argentina, it may become impossible for Argentina and its provinces to meet their debts obligations in the future, since Argentina’s foreign currency needs would severely overcome its foreign currency sources. If this level of uncertainty prevails on international investors, Argentina may suffer a “sudden stop” event, where investors stop lending money to Argentinean institutions. This, in turn, may result in large capital outflows that could not only force the Argentine government to default on its debt, but also generate a rapid and unanticipated depreciation of the argentine peso, a hike in local interest rates and a probable banking system crisis if bank deposits are largely withdrawn following social unrest.
The events described above have already taken place in recent decades in Argentina, and although the current administration intends to address the situation, as of the date of this annual report, the impact that the measures taken by the present administration will have on the Argentine economy as a whole cannot be predicted. As of the date of this report, the results of the measures already implemented and the Argentine government’s measures related to the outbreak of COVID-19, impacted the primary fiscal and financial deficit in 2020, that reached 6.5% and 8.5% of GDP, respectively, as a result of the income and expenditures measures that the Argentine government implemented to face the pandemic. Alberto Fernández's government measures aim to stabilize state accounts, but in principle they intend to maintain expansive policies that would mean initially even more increases in public spending, financed through the expansion of currency issuance.
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
Between 2007 and 2015, Fernández de Kirchner's administration significantly increased public spending. In the eleven-month period ended on November 30, 2015, the fiscal deficit increased by 363% annualized. During that period, the Fernández de Kirchner administration turned to the Argentine Central Bank and the National Social Security Administration (Administración Nacional de la Seguridad Social or “ANSES” after its Spanish acronym), to finance part of the public spending. Inflation continues to be a challenge for Argentina given its persistent nature in recent years. The Macri administration had announced its intention to reduce the primary fiscal deficit as a percentage of GDP over time and reduce the government's dependence on Argentine Central Bank financing. Given the difficulties of the Argentine public finances, the administration of former President Macri adopted several measures to finance public spending, for example, the revision of subsidy policies (in particular those related to tariffs on energy, electricity and gas, water and public transport) and the implementation of an expansive monetary policy. These measures resulted in a further increase in prices and, therefore, adversely affected, consumer purchasing power and the overall economic activity. In addition, measures taken by the administration of President Alberto Fernández, the implementation of the Solidarity Law (See “— The impact of the Argentine congressional and presidential elections on the future economic and political environment of Argentina remains uncertain”) as well as the measures related to the outbreak of COVID-19 will have an impact on the Argentine economy (See “— The measures taken or to be implemented by the Argentine government in response to the COVID-19 pandemic may cause adverse effect on our business and operations”).
Accordingly, Argentina has had severe macroeconomic imbalances, including frequent and extreme fiscal deficits. Since 1961, the Argentine government has had yearly fiscal deficits in approximately 90% of the time (47 years out of 53), resulting in highly vulnerable macroeconomic conditions. The Argentine government has financed its fiscal deficit mainly in two ways: (i) by relying on external debt issuances, which has historically led to rapid increases in public debt levels; and (ii) by having the Argentine Central Bank issue new currency notes, which has led to high inflation periods and, in certain cases, hyperinflation. The fiscal deficit reached 5.2% of GDP in 2015, 5.8% of GDP in 2016, 6.0% of GDP in 2017, 5.2% of GDP in 2018, 4.9% of GDP in 2019 and 8.5% of GDP in 2020. (See “—Argentina’s current account and balance of payment imbalances could lead to a depreciation of the Argentine peso, and as a result, affect our results of operations, our capital expenditure program and our ability to service our foreign currency liabilities”).
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
Since 2008, the Argentine economy has been subject to strong inflationary pressures that, according to private sector analysts, reached an average annual rate of 28.2% between 2010 and 2015. In 2007 INDEC was subject to a process of institutional and methodological reforms that led to controversies regarding the credibility of the information published by it, including CPI. Reports published by the IMF between 2007 and 2015, using alternative measures to estimate price developments, showed considerably higher variations than those published by INDEC (see “ — The credibility of several Argentine economic indices have been called into question, which may lead to a lack of confidence in the Argentine economy and may in turn limit our ability to access the credit and capital markets” and “— Risks Related to Our Business and Industries-Inflation in some of the countries in which we operate, along with governmental measures to curb inflation, may have a significant negative effect on the economies of those countries and, as a result, on our financial condition and results of operations”). In December 2015, the Macri Administration suspended the publication of indexes and statistics and, after implementing certain methodological reforms and adjusting certain macroeconomic statistics, resumed its publication of the CPI in June 2016. Based on the new and revised information provided by INDEC, inflation reached an annual rate of 40.9% in 2016, 24.8% in 2017, 47.6% in 2018, 53.8% in 2019, and 36.1% in 2020.
Due to several internal and external factors, during the first half of 2018 the peso suffered a new sharp depreciation, which, as of December 31, 2018 accumulated 103.83% and that fostered the inflation levels again to 47.6% in 2018. In April 2019 the Argentine government adopted a series of economic measures attempting to control the foreign exchange rate and inflation, including retail prices monitoring and freezing programs (see “— The measures taken or to be implemented by the Argentine government in response to the COVID-19 pandemic may have an adverse effect on our business and operations — Maximum Prices and Supply Obligations”), the limitation of tariffs increases and the fixing of intervention zones by the Argentine Central Bank in the U.S. Dollar exchange market. However, these measures caused a deepening of the recession, while foreign exchange instability and high inflation continued.

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
Controlling inflation remains to be a challenge for Argentina. If the Argentine government continues failing to address Argentina’s structural inflationary imbalance, the current levels of inflation may continue to rise, which may have an adverse effect on Argentina’s economy.
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
Inflation can also lead to an increase in Argentina's debt and have an adverse effect on Argentina's ability to service its debt, mainly in the medium and long term when most inflation-indexed debt matures. In addition, weaker fiscal results could have a material adverse effect on the Government's ability to access long term financing, which, in turn, could adversely affect Argentina's economy and financial condition and access to international or domestic capital markets. If the measures adopted by the Argentine government are not able to resolve the structural inflationary disruptions of Argentina, the current inflationary levels could rise and have a negative impact on the economic and financial conditions of Argentina, and as such adversely affect our operations and financial condition (see “— Our results of operations may be adversely affected by high and possibly increasing inflation in Argentina").

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
Despite the positive effects the depreciation of the Argentine peso may have on the competitiveness of certain sectors of the Argentine economy, including our business, it also had a negative impact on the financial condition of many Argentine businesses and individuals. The devaluation of the Argentine peso affected or may affect the ability of certain Argentine businesses to honor their foreign currency-denominated debt, generates high levels of inflation, reduces real wages significantly, and has a negative impact on companies oriented to the domestic market, such as public services and the financial industry.
Given the political and economic landscape, the Government of former President Macri re-instated rigid restrictions and foreign exchange controls in September 1, 2019, which among other things, significantly curtailed access to the official foreign exchange market by individuals and entities (See "Item 10 — Additional Information-Exchange Controls”). Notwithstanding the strengthening of the foreign exchange controls, the Peso accumulated a depreciation of 59.02% and 40.49% against the U.S. dollar in 2019 and 2020, respectively. Furthermore, an unofficial U.S. dollar trading market developed again in which the Argentine peso/U.S. dollar exchange rate is significantly higher than the one in the official one. We cannot predict future fluctuations in the Argentine peso/U.S. dollar exchange rate or further foreign exchange restrictions.
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
Since taking office in December 2019, the Fernández Administration implemented several measures that increased the government intervention, for example: i) the Solidarity Law published on December 23, 2019; ii) the Price Control Program announced on January 7, 2020; iii) the Law of Sustainability of Public Debt under Foreign Law, published on February 13, 2020; iv) the Supermarkets’ Shelves Law published on March 17, 2020; and v) Decree No. 690/2020, published on August 22, 2020, which regulated information and telecommunications services and their tariffs. As of the date of this report it is not possible to predict whether the current administration will promote actions related to price controls of products elaborated by us. In case it does, we cannot predict how these measures will affect our results of operations (see “— The impact of the Argentine congressional and presidential elections on the future economic and political environment of Argentina remains uncertain”).
Among other provisions, the Solidarity Law froze the electricity and natural gas tariff rates until December 31, 2020 and instructed the relevant regulatory agencies to pursue a mandatory renegotiation of those rates. Currently, a tariff renegotiation is in process. Any increase in tariff will result in an increase of costs.
As of the date of this report it is not possible to predict whether the current administration will promote additional actions related to price controls of products elaborated by us. In case it does, we cannot predict how these measures will affect our results of operations. Please bear in mind that due to the COVID-19 pandemic the Argentine Government intervention on economic, trade and regulatory matters has increased substantially.
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
Although many of the above measures were adopted or announced by the former Argentine government’s administrations of Fernández de Kirchner, we cannot assure you that the Fernández Administration will not interfere or increase its intervention by setting prices or regulating other market conditions. Accordingly, we cannot assure you that we will be able to freely negotiate the prices of all our Argentine products in the future or that the prices or other market conditions that the Fernández Administration might impose will allow us to freely negotiate the prices of our products, which could have a material and adverse effect on our business, results of operations and financial condition.
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
Due to the high levels of inflation, employees and labor organizations are demanding significant wage increases. Since June 2017, the minimum salary was raised from Ps.10,000 to Ps.21,600, as of the date of this report (in nominal terms without adjustment for inflation).
Since 2015, the INDEC has published the Salary Variation Index (Coeficiente de Variación Salarial), an index that shows the evolution of salaries. The Salary Variation Index showed an increase in registered private sector salaries of approximately 33.0% in 2016, 27.3% in 2017, 30.4% in 2018, 67.0% in 2019 and 34.4% in 2020. These increases were mainly in line with the inflation prevailing in Argentina.

Also, by means of Decree No. 34/2019 issued on December 13, 2019, as amended, the Argentine Executive Branch duplicated the amount of the statutory severance payments payable to employees hired before December 13, 2019 and fired between December 13, 2019 and January 25, 2021. After several extensions of this measure, on January 22, 2021, the Argentine government issued Decree No. 39/2021, which further extended the obligation to pay double severance amounts for employee terminations until April 25, 2021, but limited the amount of the additional severance payment to Ps. 500,000. It is likely that this provision would be further extended by the Government if the economic condition continues.
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
On March 31, 2020, due to the COVID-19 pandemic, the Argentine government issued Decree No. 329/2020, which prohibits layoffs and dismissals due to force majeure or lack or decrease work during the next 60 days from the date of publication of the decree. In addition, Decree No. 39/2021 further extended the prohibition on terminations without cause, terminations based on the lack or reduction of work, and suspensions for force majeure events until April 25, 2021 (see “- The measures taken or to be implemented by the Argentine government in response to the COVID-19 pandemic may have an adverse effect on our business and operations”).
On August 14, 2020 the Argentine Executive Branch enacted the Law 27,555 that regulates dependent work provided from the employee's own home or from a place other than the employer's establishment and introduces the concept of teleworking. In addition, Law 27,555 establishes the minimum legal requirements for regulating teleworking, delegates specific aspects to collective bargaining, recognizes rights and duties for those who work under this modality (e.g., right of reversibility, right to digital disconnection, trade union rights, right to privacy) and contains regulations referring to working hours, provision of work tools and reimbursement of expenses. The Law 27,555 entered into force on April 1, 2021.
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
The Argentine government has historically imposed duties on the exports of various primary and manufactured products, including some of our products. Since then, such export taxes have undergone significant increases, reaching a maximum of 35% in the case of soybean. Currently, soybean are levied at a 33% export duty rate, soybean flour and oil are levied at a 31% duty rate. Most of other agricultural products -such as fresh fruit and vegetables usually grown in specific regions were set a 0% export duty rate on January 2021.
The Solidarity Law (passed in 2019) established new caps for the Fernandez Administration to determine the export duty rate of all goods included in the tariff positions of the Common Mercosur Nomenclature until December 31, 2021. Even though most goods are capped to a maximum 15% ad valorem export duty rate, there are special lower caps for some agricultural products from specific regions and industrial goods. The Fernandez Administration also implemented on November 2020 a compensation program for small-scale soybean producers. Additionally, duties on the exportation of services were set to a 5% ad valorem export duty rate.
Argentina has also imposed the Import Monitoring System (Sistema Integral de Monitoreo de Importaciones or “SIMI”). Under this new system, importers are required to submit certain information electronically through the SIMI application which, once approved, will be valid for 90 calendar days.
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
The current Fernández Administration has determined many more tariff codes to undergo non-automatic import licensing procedures to control the flow of imports of final goods. Most raw materials, input for industries and machinery are mainly subject to automatic licensing. In late 2020, many importers have suffered either a delay or blockage on their non-automatic import license applications and started seeking judicial relief to lift the blockages of their prospective imports.
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
Between 2011 and 2015 until President Macri took office, the Argentine government increased controls and restrictions on the sale of foreign currencies and the acquisition of foreign assets by Argentine residents, limiting the possibility of transferring funds abroad. Through a combination of foreign exchange and tax regulations, the Fernández de Kirchner administration significantly curtailed access to the FX Market by individuals and private-sector entities. In addition, during the last few years under the Fernández de Kirchner administration, the Argentine Central Bank exercised a de facto prior approval for certain foreign exchange transactions otherwise authorized to be carried out under the applicable regulations, such as dividend payments or repayment of principal of intercompany loans as well as the payments related to import of goods, by means of regulating the amount of foreign currency available to companies to conduct such transactions. The number of exchange controls introduced in the past and in particular after between 2011 and 2015 during the Fernández de Kirchner administration gave rise to an unofficial U.S. dollar trading market, and the unofficial Argentine peso to U.S. dollar exchange rate in such market differed substantially from the official Argentine peso to U.S. dollar exchange rate. Due to the foreign exchange crisis generated in August 2019 and the continued reduction of the Argentine Central Bank’s foreign currency reserves, since September 1, 2019 the Argentine government has reinstated rigid exchange controls and transfer restrictions, substantially limiting the ability to obtain foreign currency or make certain payments or distributions out of Argentina (see "Item 10 - Additional Information-Exchange Controls”).
In response to the re-imposed foreign exchange restrictions, an unofficial U.S. dollar trading market developed again in which the Argentine peso-U.S. dollar exchange rate differed substantially from the official Argentine peso-U.S. dollar exchange rate in the FX Market.
In addition, access to foreign currency and its transfer outside of Argentina can also be obtained and carried out through capital markets transactions denominated Blue-Chip Swap, subject to certain restrictions, which is significantly more expensive than acquiring foreign currency in the FX Market.
Notwithstanding the measures adopted by the Argentine government recently, it may impose additional exchange controls, transfer restrictions, restrictions on the free movement of capital, and may implement other measures in response to capital flight or a significant depreciation of the Argentine peso, which would adversely affect our financial condition and the results of our operations. In addition, other exchange controls could in the future further impair or prevent the conversion of anticipated dividends, distributions, or the proceeds from any sale of equity holdings in Argentina from Argentine pesos into U.S. dollars and the remittance of the U.S. dollars abroad. These restrictions and controls could further interfere with the ability of our Argentine subsidiaries to make distributions in U.S. dollars to us and thus our ability to pay dividends in the future. Such measures could lead to renewed political and social tensions, and could undermine the Argentine government’s public finances, which could adversely affect Argentina’s economy and prospects for economic growth and, consequently, adversely affect our business and results of operations, and could impair our ability to make dividend payments.
Changes in the Argentine tax laws may adversely affect the results of our operations, financial condition and cash flows.
On December 29, 2017, the Argentine Government enacted Law No. 27,430 (the "Tax Reform Law"), a comprehensive tax reform which became effective on January 1, 2018. Specifically, Law No. 27,430 introduced amendments to income tax (both at corporate and individual levels), value added tax, tax procedural law, criminal tax law, social security contributions, excise tax, tax on fuels and tax on the transfer of real estate. In addition, the Solidarity Law, introduced important tax modifications -among other provisions- which modified the Tax Reform Law, provided measures regarding employer contributions, applicable rates for foreign goods and created, in regards to the Tax for an Inclusive and Solidary Argentina, an 8% rate for the acquisition of digital services and a 30% rate for the acquisition services abroad and passenger transport services destined outside the country (see “—The impact of the Argentine congressional and presidential elections on the future economic and political environment of Argentina remains uncertain”).
The Tax Reform Law introduced several amendments in connection with federal income tax, such as the progressive reduction of the tax rate on corporate level from 35% to a 30% applicable to the fiscal periods starting on January 1, 2018 until December 31, 2019; and to 25% applicable to the fiscal periods starting on January 1, 2020, and established that dividends or other profits distributed to Argentine resident individuals and foreign beneficiaries would be subject to taxation. Therefore, as of January 1, 2018, income tax on Argentine resident companies and branches of non-Argentine entities applies in two stages: (i) a first stage is charged at the corporate level (at a tax rate of 30% or 25%, depending on the fiscal period involved, as explained above); and (ii) a second stage is charged at the shareholder or owner level - in respect of an Argentine resident individual or a foreign beneficiary- (at a tax rate of 7% or 13%, according to the fiscal period from which the distributed profit derived). Such tax treatment was amended by the Solidarity Law, which established: (i) the suspension up to fiscal years to be initiated as of January 1, 2021 inclusive, of the 25% corporate income tax rate and of the 13% tax rate applicable on dividends; and that (ii) on such periods of suspension, the applicable rate on corporate income tax will be of 30% and the applicable rate on dividends will be of 7%. The Argentine Congress is currently discussing a draft bill to modify the following aspects: (i) amend the corporate tax rate for Argentine entities, by applying a sliding scale from 25% to 35%, depending on the accumulated net income obtained during the given year; and (ii) regardless of the applicable corporate tax rate, in all cases, dividends or profits will be levied at a 7% tax rate. If the bill is approved by the Argentine Congress, such tax treatment would be applicable for fiscal years starting as of January 1, 2021.
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
In this regard, the Brazilian federal, state and municipal governments and other authorities have enacted a number of rules to address the potential impacts of the COVID-19 outbreak. Considering the possible outcomes thereof, we may be exposed to additional risks, which include:
(i)    to contain or delay the spread of COVID-19, the Brazilian Ministry of Health, as well as several state and municipal authorities have adopted or recommended social distancing measures, which may ultimately result in severe fines/penalties;
(ii)    in March 2020, the Brazilian government created a Crisis Committee to Monitor the Impacts of COVID-19 in Brazil. Since then, it has announced several measures (tax or otherwise) to address the effects of COVID-19 in Brazil. Likewise, the Brazilian Congress is currently discussing several measures to increase the Brazilian government’s revenues, such as imposing new taxes, revoking tax benefits and increasing the rates of current taxes; and
(iii)    States and municipalities may also revoke tax benefits and/or increase the rates of current taxes to increase its revenues. See “— We receive certain tax benefits from Brazilian Tax Authorities which we cannot assure will be maintained or renewed;”.
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
Additionally, our operations may be adversely affected by the wider macroeconomic effect of the ongoing COVID-19 pandemic. Currently, it is expected there be a recession or diminishing growth in several countries, including Brazil, due to the freeze of the economic activities. Although the economic scenario is still uncertain, the updated forecast for the 2021 Brazilian GDP points out to a growth, following a 4.1% recession in 2020. The final effects of the COVID-19 pandemic could have substantial negative impact on the countries where we operate. Any negative effect on the economy, particularly in the countries that we operate, may decrease incomes and the demand for our products. Lastly, in case of an economic downturn, the price of our common shares may be adversely affected.
Moreover, Brazil is experiencing political disagreements among governments and other authorities in connection with the measures that have been adopted and the ones that might be implemented.
In March 2021, after a second wave of the pandemic, Brazil has become the country with the current highest daily death toll in the world. The Brazilian government cannot affirm confirm if the vaccination will be concluded in 2021 and when and the pandemic will be under control. Therefore, these institutional conflicts since the beginning of COVID-19 as well as the potential adoption of measures against WHO’s recommendations may lead to political turmoil and, ultimately, civil riots and impeachment process, which all may potentially negatively impact our businesses and operations in Brazil .
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
A significant portion of our operations, properties and customers are located in Brazil. Accordingly, our financial condition and results of operations are substantially dependent on economic conditions in Brazil. The Brazilian economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high and variable levels of inflation and currency devaluation. Brazil’s GDP decreased 3.3% in 2016, increased 1.3% in 2017, increased 1.3% in 2018, increased 1.1% in 2019 and decreased 4.1% in 2020. We cannot assure you that GDP will increase or remain stable in the future. Future developments in the Brazilian economy may affect Brazil’s growth rates and, consequently, the consumption of sugar, ethanol, and our other products. As a result, these developments could impair our business strategies, results of operations and financial condition. Furthermore, due to the ongoing COVID-19 outbreak, it is expected that Brazil’s GDP for 2021 fiscal year will again be negatively impacted, but may show positive figures at year-end. See "— We may be exposed to risks related to health epidemics, and the COVID-19 in particular, that could adversely impact our ability to operate our business and operating results”.
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
Under Brazilian Legislation, real property ownership is normally transferred by means of a transfer deed, and subsequently registered at the appropriate Real Estate Registry Office under the corresponding real property record. There are uncertainties, corruption and fraud relating to title ownership of real estate in Brazil, mostly in rural areas. In certain cases, the Real Estate Registry Office may register deeds with errors, including duplicate and/or fraudulent entries, and, therefore, deed challenges frequently occur, leading to judicial actions and police investigations. Property disputes over title ownership are frequent in Brazil, and, as a result, there is a risk that errors, fraud or challenges could adversely affect us.
Social movements and the possibility of expropriation and constitution of public easement may affect the normal use of, damage, or deprive us of the use of or fair value of, our properties.
Social movements, such as Movimento dos Trabalhadores Rurais Sem Terra and Comissão Pastoral da Terra, are active in Brazil and advocate land reform and mandatory property redistribution by the Brazilian government. Land invasions and occupations of rural areas by a large number of individuals is common practice for these movements, and, in certain areas, including those in which we have invested or are likely to invest, police protection and effective eviction proceedings are not available to land owners. As a result, we cannot assure you that our properties will not be subject to invasion or occupation by these groups. A land invasion or occupation could materially impair the normal use of our lands or have a material adverse effect on our results of operations, financial condition or the value of our common shares. In addition, our land may be subject to expropriation by the Brazilian government. Under Article 184 of the Brazilian Constitution, the Brazilian government may expropriate land that is not in compliance with mandated local “social functions”. A “social function” is defined in Article 186 of the Brazilian Constitution as (i) rational and adequate exploitation of land; (ii) adequate use of natural resources available and preservation of the environment; (iii) compliance with labor laws; and (iv) exploitation of land to promote welfare of owners and employees. If the Brazilian government decides to expropriate any of our properties, our results of operations may be adversely affected, to the extent that potential compensation to be paid by the Brazilian government may be less than the profit we could make from the sale or use of such land. Disputing the Brazilian government’s expropriation of land is usually time-consuming and the outcomes of such challenges are uncertain. In addition, we may be forced to accept public debt bonds, which have limited liquidity, as compensation for expropriated land instead of cash.
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
Brazilian Federal Law No. 5,709, effective October 7, 1971 (“Law 5709”) established certain restrictions on the acquisition of rural property by foreigners, including that (i) foreign investors may only acquire rural properties in which agricultural, cattle-raising, industrial or colonization projects are going to be developed as approved by the relevant authorities; (ii) the total rural area to be acquired by a foreign investor cannot exceed one quarter of the surface of the municipality where it is located, and foreigners with the same nationality may not own, cumulatively, more than 10% of the surface of the municipality in which it is located; and (iii) the acquisition or possession (or any in rem right) by a foreigner of rural property situated in an area considered important to national security (i.e. land located at or near the Brazilian border) must be previously approved by the General Office of the National Security Council (Secretaria-Geral do Conselho de Segurança Nacional). Pursuant to Article 23 of Law No. 8,629, of February 25, 1993 (“Law 8629”), the restrictions mentioned in items (i) and (ii) above established by Law 5709 are also applicable for rural lease agreements executed by foreigners. “Parcerias Agrícolas” (agriculture partnerships agreements) have not been subject to these restrictions. The Federal General Attorney’s Office (“AGU”) on October 8, 2012 issued a legal opinion 005/2012, pursuant to which the AGU confirmed the understanding that the “Parcerias Rurais” are not subject to the restrictions or limitations of Law 5709. In addition, pursuant to Law 8629, the acquisition or lease by a foreigner of a rural property exceeding 100 módulos de exploração indefinida – “MEI,” a measurement unit defined by the Regional Superintendence of the National Institute of Colonization and Land Reform (Superintendência Regional do Instituto Nacional de Colonização e Reforma Agrária – “INCRA”) must be previously approved by the Brazilian National Congress. Law 5709 also establishes that the same restrictions apply to Brazilian companies that are directly or indirectly controlled by foreign investors. Any acquisition or lease of rural property by foreigners in violation of the terms of Law 5709 would be considered null and void under Brazilian law.
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
We may be adversely affected by the following factors, as well as the Brazilian government’s response to these factors:
•economic and social instability;
•increase in interest rates;
•exchange controls and restrictions on remittances abroad;
•restrictions and taxes on agricultural exports;
•exchange rate fluctuations;
•inflation;
•volatility and liquidity in domestic capital and credit markets;
•expansion or contraction of the Brazilian economy, as measured by GDP growth rates;
•allegations of corruption against political parties, elected officials or other public officials, including allegations made in relation to the “Car Wash Operation” (Operação Lava-Jato) investigation;
•government measures aimed at controlling the COVID-19 outbreak;
•government policies related to our sector;
•fiscal or monetary policy and amendments to tax legislation; and
•other political, diplomatic, social or economic developments in or affecting Brazil.
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

    The Brazilian economy has been experiencing a slowdown over the past years and the Brazil’s GDP growth has fluctuated over the past few years, with a growth of 3.0% in 2013, an increase of 0.5% in 2014, and a contraction of 3.5% in 2015 and 3.3% in 2016. In 2017, 2018 and 2019 Brazilian economy increased 1.3%, 1.3% and 1.1%, respectively. In 2020, there was a decrease of 4.1%. Inflation and unemployment have increased more recently and the Brazilian Real has weakened significantly in comparison to the U.S. dollar. Although the scenario still uncertain, particularly due to the COVID-19 outbreak, the market expectations for 2021 are that the Brazilian economy will experience a growth in GDP. Our results of operations and financial condition may be adversely affected by the economic conditions in Brazil.
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
More recently, in March, 2021, the Organization for Economic Cooperation and Development (OECD) set up a permanent monitoring group to check if the combat against corruption has been regressing in Brazil.

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
The Brazilian government has been constantly implementing new legal provisions through Provisional Presidential Decrees, which expire and loose effect if not converted into law by the Brazilian National Congress after 120 days. This legislative practice causes uncertainties and may adversely affect our business and operations.
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
Service of process within Luxembourg upon the Company may be possible, provided that The Hague Convention on the Service Abroad of Judicial and Extrajudicial Documents in Civil or Commercial Matters of November 15, 1965 is complied with. As there is no treaty in force on the reciprocal recognition and enforcement of judgments in civil and commercial matters between the United States and the Grand Duchy of Luxembourg, courts in Luxembourg will not automatically recognize and enforce a final judgment rendered by a U.S. court. The enforceability in Luxembourg courts of judgments entered by U.S. courts will be subject prior any enforcement in Luxembourg to the procedure and the conditions set forth in particular in the Luxembourg civil procedure code and/or established by court interpretation, which conditions may include the following and which may evolve:

•    the judgment of the U.S. court is final and duly enforceable (exécutoire) in the United States and has not been         fully enforced in the United States and/or any other jurisdiction;

•    the U.S. court had jurisdiction over the subject matter leading to the judgment (based on the verification of a characterized link of connection of the litigation to the judge of origin);

•    the U.S. court has applied to the dispute the substantive law which would have been applied by Luxembourg courts;

•    the judgment was granted following proceedings where the counterparty had the opportunity to appear, and if it appeared, to present a defense and other conditions for a fair trial have been complied with taking into account all facts and circumstances whether occurring before, during or after trial or issue and delivery of the judgment, and the judgment has not been obtained by reason of fraud;

•    the U.S. court has acted in accordance with its own procedural laws;

•    the judgment of the U.S. court does not contravene Luxembourg international public policy both substantive and procedural (as such term is interpreted under the laws of Luxembourg); and

•    the absence of contradiction between such judgment and an already issued judgment of a Luxembourg court.

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
On March 27, 2015, Adecoagro commenced a series of transactions for the purpose of transferring the domicile of its subsidiary, Adecoagro LP, to Luxembourg. In connection with the Adecoagro LP re-domiciliation, Adecoagro merged IFH into Adecoagro LP (Delaware) with Adecoagro LP (Delaware) as the surviving entity and on April 1, 2015 Adecoagro GP S.à r.l., a société à responsibilité limitée organized under the laws of Luxembourg, became the general partner of Adecoagro LP on April 1, 2015. Also on April 1, 2015, Adecoagro completed the re-domiciliation of Adecoagro LP (Delaware) out of Delaware to Luxembourg and Adecoagro LP without dissolution or liquidation, continued its corporate existence as Adecoagro LP S.C.S., a société comandite simple organized under Luxembourg law, effective April 2, 2015. For a detailed description of the Adecoagro LP redomiciliation please see “Corporate Development” below.
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
In 2005, we acquired our first sugar and ethanol mill, Usina Monte Alegre S.A. (“UMA”), with a crushing capacity at that time of 0.9 million tons of sugarcane per year at that time. UMA became our platform for expansion in the Brazilian sugar and ethanol sector.
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
On February 26, 2013, Adecoagro formed a 50/50 joint venture, CHS Agro S.A., together with CHS de Argentina S.A., a leading farmer-owned energy, grains and foods company based in the United States. CHS Agro built a sunflower processing facility located in the city of Pehuajo, Province of Buenos Aires, Argentina. The facility processes black oil and confectionary sunflower into specialty products such as in-shell seeds and oil seeds, which are exported entirely. The joint venture grows confectionary sunflower on leased farms, while black oil sunflower is originated from third parties. On January 14, 2019 and after a restructuring of the joint venture, we purchased the remaining 50% of the capital stock of CHS Agro from CHS de Argentina S.A. Adecoagro currently owns 100% of CHS Agro S.A., which has since been renamed as Girasoles del Plata S.A. The consideration for this acquisition was nominal.
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
On February 8, 2019 we acquired two milk processing plants and two trademarks from SanCor Cooperativas Unidas Limitadas. One of the acquired facilities is located in the city of Chivilcoy, Province of Buenos Aires, and is primarily focused on fluid milk production for the domestic market in Argentina. The other acquired facility is located in the city of Morteros, Province of Cordoba, and produces dry milk and cheese for the export market. In addition, we acquired the intellectual property covering the brands “Las Tres Niñas” and “Angelita” and associated trademarks. Both brand names are well recognized in Argentina and represent strong brands to market our retail consumer dairy products. The total consideration for this operation was US$ 47 million.
Corporate Development
On October 30, 2010, as part of a corporate reorganization, referred to herein as the Reorganization, AFI Ltd., a subsidiary of IFH LLC and the parent of Adecoagro LLC, distributed its interest in Adecoagro LLC to IFH LLC and commenced a process of dissolution, making IFH LLC the direct parent of Adecoagro LLC. Thereafter, our shareholders transferred pro rata 98% of their membership interests in IFH LLC to Adecoagro S.A. (a corporation organized under the laws of the Grand Duchy of Luxembourg with no prior holdings or operations, formed for the purpose, among others, of facilitating our IPO) in exchange for 100% of the common shares of Adecoagro.
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
On December 5, 2019, Adecoagro Vale do Ivinhema , a wholly owned subsidiary of the Company, placed R$ 400.0 million in Certificados de Recebíveis do Agronegócio (CRA), due in November 2027 and bearing an interest of IPCA (Brazilian official inflation rate) + 3.80% per annum.
The following chart summarizes our corporate structure as of April 2021. The Restricted Subsidiaries and Unrestricted Subsidiaries shown on the chart refer to the terms Restricted Subsidiary and Unrestricted Subsidiary, respectively, as defined in our Senior Notes Indenture attached hereto as Exhibit 4.43.

CORPORATE STRUCTURE

Luxembourg
Spain
Argentina
Uruguay
Brazil
ADECOAGRO S.A.
100% (*)
ADECOAGRO LP S.C.S.
96.50%
96.50%
100%
99.96902%
59.73%
100%
WHOLLY OWNED HOLDINGS
PILAGA S.A.
1.37%
1.37%
100%
100%
100%
51%
100%
40.26%
ADECOAGRO AGRICULTURA E PARTICIPACÕES LTDA.
2.13%
ADECO AGROPECUARIA S.A.
2.13%
WHOLLY OWNED COMPANIES - RESTRICTED SUBSIDIARIES
ADECOAGRO BRASIL PARTICIPACÕES S.A.
WHOLLY OWNED COMPANIES - RESTRICTED SUBSIDIARIES
51% OWNED COMPANIES - UNRESTRICTED SUBSIDIARIES
49%
Adecoagro Non-related Companies
WHOLLY OWNED COMPANIES
100%
99.99%
ADECOAGRO VALE DO IVINHEMA S.A.
ADECO AGROPECUÁRIA BRASIL S.A.
99.99%
99.99%
99.99%
ADECOAGRO ENERGIA LTDA.
USINA MONTE ALEGRE LTDA.
ANGÉLICA ENERGIA LTDA.
99.99%
MONTE ALEGRE ENERGIA LTDA.

Principal Capital Expenditures
Capital expenditures totaled $166.7 million, $256.9 million and $219.7 million for the years ended December 31, 2020, 2019 and 2018, respectively.

    For a discussion of our capital expenditures and future projections, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditure Commitments.”

B.    BUSINESS OVERVIEW

COVID-19
The global impact of the COVID-19 outbreak and measures taken to reduce the spread of the virus have had an adverse effect on the global macroeconomic environment, and may continue to create continued economic uncertainty and reduced economic activity. The outbreak has resulted in authorities implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, shelter-in-place or total lock-down orders and business limitations and shutdowns.
The speed and extent of the spread of COVID-19, and the duration and intensity of resulting business disruption and related financial and social impact, are still uncertain, and such adverse effects on our business and financial position may still be material.

Government measures in Argentina and Brazil
In light of the COVID-19 pandemic outbreak, on March 20, 2020 the Argentine government implemented a social, preventive and mandatory isolation regime, prohibiting the circulation of people on routes, roads and public spaces (the “Mandatory Isolation Regime”) which was extended until November 8, 2020 for the area of greater Buenos Aires, among many other jurisdictions, by means of Decree No. 875/2020. During the term of the Mandatory Isolation Regime, the activities pursued by our Argentine subsidiaries, related to agricultural production, distribution and commercialization, were exempted from the Mandatory Isolation Regime for being considered “essential” activities.
In order to guarantee the regular supply of essential products, the Argentine government established measures that, among others, obliged those who participate in the production, distribution and commercialization chain of certain products, for a 30-day period (r    enewable if necessary), to (i) sell them at their maximum prices as of March 6, 2020; and (ii) increase production to their full capacity and adopt adequate measures to guarantee their supply and delivery, and created (i) a pricing regime establishing standard maximum prices of a basic listing of consumer products for each province (available on the website www.preciosmaximos.produccion.gob.ar); and (ii) a public and free mechanism that allowed the filing of claims and complaints by consumers and those included in the production, distribution and commercialization chain of the affected consumer products subject to maximum prices. Due to these measures, the prices of some of the products sold in the domestic market by the Company were capped during the year, and we were not able to reflect the actual increase in costs, reducing our profit margins.
After the Argentine Supreme Court determined on March 17, 2020 the suspension of judicial terms until April 12, 2020, the Argentine Tax Court and the Argentine Federal Tax Authority (as well as other public agencies) followed the same criteria. During this period, all proceedings started against Customs or the Tax Authority were be suspended, though all procedural acts that could take place in this period were considered valid. Although the extraordinary term suspension affected all proceedings carried out under the Tax Procedural Law and the Customs Code, it did not affect the regular obligations of taxpayers or importers/exporters.
On March 20, 2020, the BCRA established an exceptional framework for banking and other foreign exchange institutions during the term of the Mandatory Isolation Regime, including: i) closure of retail centers of financial and foreign exchange institutions; ii) services that must still be provided by financial institutions; iii) extension of maturities for bank financings; iv) suspension of electronic check clearing (which was later reinstated by means of Communique “A” 6944); v) remote operation of the foreign exchange market; vi) continuity of wholesale exchange market and tenders of certain Central Bank bills called Leliq (Letras de Liquidez del Banco Central or “LELIQ”); vii) continuity of payment methods operations; and viii) remote operation of stock markets.
In Brazil, the government created a crisis committee to monitor the impact of COVID-19 in March 2020. Since then, it has announced several measures (tax and others) to address the effects of COVID-19. In this regard, the Brazilian health authorities, as well as several state and municipal authorities have adopted or recommended social distancing measures. Likewise, the Brazilian Congress is currently discussing several measures to increase the Brazilian government’s revenues, such as imposing new taxes, revoking tax benefits and increasing the rates of current taxes.

In Brazil, states and municipalities may also revoke tax benefits and/or increase the rates of current taxes to increase its revenues (See “Item 3. Key Information-D. Risk Factors —Risks Related to Brazil- We receive certain tax benefits from Brazilian Tax Authorities which we cannot assure will be maintained or renewed.”)
In the first six months of 2020, our Sugar, Ethanol and Energy business, experienced a decrease in prices of ethanol due to the decrease in international oil prices, and a decrease in demand as a consequence of the reduced circulation of people in response to the pandemic. In light of these factors, we slowed down our crushing pace, implemented a cost reduction plan and maintained the workforce sized to our operational needs. As signs of a partial recovery started to emerge, we revamped our operations and accelerated our crushing pace during the second semester, more than offsetting the lower initial crushing. In addition, the Brazilian Congress is currently discussing a Bill which, if approved will impose mandatory and temporary postponement of the terms of rural leases and terms on certain situations, preventing lessors from terminating such agreements and filing for repossession of the leased land.
Company measures
Following the declaration of the COVID-19 pandemic by the World Health Organization, the Company committed to provide a safe environment for its employees and contractors, and immediately prepared measures and developed safety protocols to mitigate the eventual risk of being affected by the disease, and to prevent an uncontrolled spread of COVID-19 through the operations of its subsidiaries. Adecoagro has enacted prevention and action protocols tailored for each facility and activity, in addition to constituting crisis committees to monitor the Company’s response to the pandemic.
Measures taken include but are not limited to: (i) body temperature controls at entrances of each facility and other critical check points, (ii) mandatory distancing in the workplace, (iii) maximum limit of people in the conferences rooms, lunch room and vehicles (iv) sanitary barriers, (v) special protective attire and masks, (vi) mandatory quarantines for those who have been in contact with travelers or with symptomatic persons, (vii) training programs and information about how to prevent the risks of transmission of COVID-19, (viii) hired an infectious disease specialist to further assess on site. Additionally, remote work has been guaranteed for the duration of the Pandemic for employees based in central offices, and a rotation scheme has been implemented for administrative employees based in the farms or industrial facilities.
Despite the COVID-19, all our businesses have been operating without any major disruption both at the farm and industry levels. For more information on the possible impacts on the COVID-19 in our business, see“Item 3. Key Information-D. Risk Factors —Risks Related to Our Business and Industries — Ethanol prices are correlated to the price of sugar and are also closely correlated to the price of oil, so that a decline in the price of sugar or a decline in the price of oil will adversely affect our sugar and ethanol businesses" and "We may be exposed to risks related to health epidemics, and the COVID-19 in particular, that could adversely impact our ability to operate our business and results of operations".
Our Company
We are a leading agro-industrial company in South America, with operations in Argentina, Brazil and Uruguay. We are currently involved in a broad range of businesses, including farming crops and other agricultural products, dairy operations, sugar, ethanol and energy production and land transformation. Our sustainable business model is focused on (i) a low-cost production model that leverages growing or producing each of our agricultural products in regions where we believe we have competitive advantages, (ii) reducing the volatility of our returns through product and geographic diversification and use of advanced technology, (iii) benefiting from vertical integration in key segments of the agro-industrial chain, (iv) acquiring and transforming land to improve its productivity and realizing land appreciation through strategic dispositions, and (v) implementing sustainable production practices and technologies focused on long-term profitability.
As of December 31, 2020, we owned a total of 220,186 hectares, comprised of 18 farms in Argentina, 8 farms in Brazil and 1 farm in Uruguay. In addition we own and operate several agro-industrial production facilities including three rice processing facilities in Argentina, three dairy free-stalls with 11,477 milking cows and two milk processing facilities in Argentina, one peanut processing facility and one sunflower processing facility in Argentina, two grain handling and conditioning plants in Argentina, and three sugar and ethanol mills in Brazil with a sugarcane crushing capacity of 14.2 million tons.
We believe that we are:

•    one of the largest owners of productive farmland in South America, with more than 184,000 owned productive hectares as of December 31, 2020 (excluding legal land reserves pursuant to local regulations and other land reserves) located in Argentina, Brazil and Uruguay, producing a wide range of agricultural products;

•    a leading producer of grains and oilseeds in South America. During the 2019/2020 harvest year, we harvested 196,256 hectares (including 94,985 leased hectares and 34,556 second crop hectares) and produced 720,059 tons of grains, including soybeans, corn, wheat, peanut, sunflower and cotton, among others;

•     one of the largest fully integrated producers of rough (unprocessed) rice in the world, planting 41,544 hectares (including 2,382 leased hectares) and producing 278,348 tons during the 2019/20 harvest year, which accounted for 23% of the total Argentine production according to the Confederacion de Molinos Arroceros del Mercosur (“Conmasur”). We are also a large processor and exporter of white rice (processed) in Argentina, accounting for 19% of total white rice production capacity in Argentina and 45% of total Argentine white rice exports during 2020 (approximately 30% of total paddy basis), according to Camara de Industriales Arroceros de Entre Ríos (Federacion de Entidades Arroceras);

•    a leading dairy producer in South America in terms of our cutting-edge technology, productivity per cow and grain conversion efficiencies, producing 145.2 million liters of raw milk during 2020, adding value in our processing facilities. We are a leading retailer of dairy products, including three popular brands, “Las Tres Niñas”, "Apóstoles" and “Angelita.”

•    a growing producer of sugar and ethanol in Brazil, where we currently own three sugar and ethanol mills, with an aggregate installed capacity of 14.2 million tons per year and full cogeneration capacity (the generation of electricity from sugarcane bagasse, the fiber portion of sugarcane that remains after the extraction of sugarcane juice) of 241 MW as of December 31, 2020. Our operation is highly integrated, meaning that 94% of the sugarcane crushed at our mills is supplied from our own plantations. As of December 31, 2020, our sugarcane plantation consisted of 176,651 hectares; and

•    one of the leading companies in South America involved in the acquisition and transformation of undermanaged land to more productive uses, generating higher cash yields. During the last fourteen fiscal years, we have consistently sold a portion of our fully mature farmland every year. In aggregate, we have sold close to 102,913 hectares generating capital gains of approximately $250 million.

We are engaged in three main businesses:

1.Farming Business: As of December 31, 2020 we owned 206,896 hectares (excluding sugarcane farms) of farmland in Argentina and Uruguay, of which 105,883 hectares are croppable, 13,707 hectares are being evaluated for transformation, 54,450 hectares are suitable for raising beef cattle some of which are leased to third party cattle farmers, constituting a total of 174,040 productive hectares, and 32,856 hectares are legal land reserves pursuant to local regulations or other land reserves. During the 2019/2020 harvest year we held leases or have entered into agriculture partnerships for an additional 97,367 croppable hectares. We own the facilities and have the resources to store and condition 100% of our crop and rice production. We do not depend on third parties to condition our production for sale. Our farming business is subdivided into four main businesses:

•    Crop business: We produce a wide range of agricultural commodities including soybeans, corn, wheat, peanut, sunflower and cotton, among others. In Argentina, our farming activities are conducted mainly in the Argentine humid pampas region, where agro-ecological conditions are optimal for low-cost production. Since 2004, we have expanded our operations throughout the center-west region of Uruguay, as well as in the northern region of Argentina. During the 2019/2020 harvest year, we planted approximately 196,262 hectares of crops, including second harvests, producing 720,059 tons of grains, including soybeans, wheat, corn, peanut, sunflower and cotton among others. We also planted an additional 6,758 hectares where we produced over 226,821 tons of forage that we used for cow feed in our dairy operation. During the current 2020/21 harvest year, we planted approximately 217,797 hectares of crops, including second harvest, and also planted an additional 5,337 hectares of forage.

•    Rice business: We own a fully-integrated rice operation in Argentina. We produce irrigated rice in the northeast provinces of Argentina, where the availability of water, sunlight, and fertile soil results in one of the most ideal regions in the world for producing rice at low cost. We believe that we are one of the largest producers of rough (unprocessed) rice in Argentina, producing 278,348 tons during the 2019/2020 harvest year, which accounted for 23% of the total Argentine production according to Conmasur. We own three rice mills that process our own production, as well as rice purchased from third parties. We produce different types of white and brown rice that is sold both in the domestic Argentine retail market under our own brand; and exported. During the current 2020/21 harvest year, we planted 44,282 hectares of rice.

•    Dairy business: We believe that we are a leading dairy producer in South America in terms of our utilization of cutting-edge technology, productivity per cow and grain conversion efficiencies. Through the production of raw milk, we are able to transform forage and grains into value-added animal protein. Our free-stall dairies in Argentina allow us to optimize our use of resources (land, dairy cow feed and capital), increase our productivity and maximize the conversion of forage and grain into raw milk. We produced 145.2 million liters of raw milk during 2020, with a daily average of 10,876 milking cows, delivering an average of 36.5 liters of milk per cow per day. On October, 2017 we completed the construction of our first bio-digestor with 1.4MWH of installed capacity. The facility generates electricity by burning biogas extracted from the effluents produced by our milking cows. In addition to increasing revenues and securing our energy requirements, this facility enhances the sustainability of our free-stall dairy operation by reducing greenhouse gas emissions, improving the effluent management and concentrating valuable nutrients which are applied back to the fields. In 2019 we acquired two milk processing facilities which produce UHT and UP milk, milk powder and semi-hard cheese with the potential to produce other products, and with flexibility to sell into both the domestic and export market based on relative profitability. During 2020 our facilities produced 115 million liters of fluid milk, over 3,600 tons of semi-hard cheese and over 18,400 tons of milk powder.

•    All Other Segments business: Our all other segments business consists of leasing pasture land to cattle farmers in Argentina. We lease over 12,735 hectares of pasture land which is not suitable for crop production to third party cattle farmers.

2.    Sugar, Ethanol and Energy Business: We cultivate and harvest sugarcane that is processed in our own mills to produce sugar, ethanol and energy. As of December 31, 2020, our total sugarcane plantation consisted of 176,651 hectares in the states of Mato Grosso do Sul and Minas Gerais, Brazil, of which 13,291 hectares of sugarcane were planted on owned land, and 163,360 hectares were planted on land leased from third parties under long term agreements. We currently own and operate three sugar and ethanol mills, UMA, Angélica and Ivinhema, with a total crushing capacity of 14.2(1) million tons of sugarcane per year as of December 31, 2020. UMA is a small but efficient mill located in the state of Minas Gerais, Brazil, with a sugarcane crushing capacity of 1.2(2) million tons per year, full cogeneration capacity and an associated sugar brand with strong presence in the regional retail market (Açúcar Monte Alegre). We plant and harvest 99.7% of the sugarcane milled at UMA, with the remaining 0.3% acquired from third parties. UMA is also engaged in the production of organic sugar and during 2020 it exported the product for the first time, after having received the necessary certification to export organic sugar to the European Union. Angélica and Ivinhema are two new, modern mills, which we built in the state of Mato Grosso do Sul, Brazil, with current sugarcane crushing capacities of 5.6(3) and 7.4(4) million tons per year, respectively. Both mills are located 45 km apart, and form a cluster surrounded by one large sugarcane plantation. Angelica and Ivinhema are equipped with high pressure steam boilers and turbo-generators with the capacity to use all the sugarcane bagasse by-product to generate electricity. Approximately 28% of the electricity generated is used to power the mill and the excess electricity is sold to the local power grid, resulting in the mills having full cogeneration capacity.
For the year ended December 31, 2020, we crushed 11.1 million tons of sugarcane. Our mills produce both sugar and ethanol, and accordingly, we have some flexibility to adjust our production (within certain capacity limits that generally vary between 40% and 80%) between sugar and ethanol, to take advantage of more favorable market demand and prices at given points in time. For the year ended December 31, 2020 we produced 646,981 tons of sugar and 502,170 cubic meters of ethanol.
During 2020 we started commercializing carbon credits (CBio) under the RenovaBio program. The RenovaBio is a program designed by the Brazilian government to cut carbon emissions by establishing a mechanism that discourages fossil fuel consumption while encouraging the production of renewable energy. Under this program, a carbon credit market is established in which sellers of fossil fuels have to acquire a mandatory quota of carbon credits which are defined based on the amount of non-renewable fuels sold by them in the prior year. The issuers of CBios are biofuel producers whose mills have been certified by the National Agency of Petroleum, Natural Gas & Biofuels (ANP) and awarded a score based on how “green” their mill operation is. Said score acts as a multiplier effect to the amount of CBios the mill can issue for every cubic meter of ethanol it sells. CBios, in turn, are financial instruments traded on Brazil’s B3 platform. Prices are based on the supply-demand of those credits. During 2020 we sold 492 thousand CBios at an average price of 40.9 BRL/CBio (approximately 7.5 USD/CBio).

(1) Assuming an average of 5,569 hours
(2) Assuming an average of 4,800 hours
(3) Assuming an average of 5,333 hours
(4) Assuming an average of 5,920 hours

3.    Land Transformation Business: We acquire farmlands we believe are undeveloped or underutilized and, by implementing cutting-edge production technology and agricultural best practices, transform the land to be suitable for more productive uses, enhance yields and increase the value of the land. During the eighteen-year period since our inception, we have effectively put into production over 171,000 hectares of land that were previously undeveloped or undermanaged. During 2020, we continued the transformation process of over 120,000 hectares we own. We realize and capture land transformation value through the strategic disposition of assets that have reached full development potential. We believe that the rotation of our land portfolio allows us to re-allocate capital efficiently, maximizing our return on invested capital. Our current owned land portfolio consists of 220,186 hectares, distributed throughout our operating regions as follows: 93% in Argentina, 6% in Brazil, and 1% in Uruguay. During the last fourteen years, we sold 25 of our fully mature farms, generating capital gains of approximately $250 million.
We promote sustainable land use through our land transformation activities, which seek to promote environmentally responsible agricultural production and a balance between production and ecosystem preservation. We do not operate in heavily wooded areas or wetland areas.
From time to time, the company seeks to recycle its capital by disposing of a portion of its fully developed farms. This allows the company to monetize the capital gains generated by its land transformation activities and allocate its capital to acquire land with higher transformation potential or to deploy it in other businesses, thereby enhancing the return on invested capital. Please see also “Item 3. Key Information-D. Risk Factors —Risks Related to Argentina — Changes in Argentine law concerning foreign ownership of rural properties may adversely affect our results of operations and future investments in rural properties in Argentina” and “-Risks Related to Brazil- Recent changes in Brazilian rules concerning foreign investment in rural properties may adversely affect our investments.”

The following table sets forth, for the periods indicated, certain data relating to our land transformation business:

	Year Ended December 31,
	2020	2019	2018
Undeveloped/Undermanaged land put into production (hectares)	1,903	—	508
Ongoing transformation of croppable land (hectares)	123,313	126,854	132,936
Number of farm sold (2)	2	1	2
Hectares sold	5,444	6,082	9,300
Capital gains from the sale of land ($ thousands) (1)	1,500	9,376	36,227
(1) Includes the sale of non-controlling interests in farmland companies.
(2) During 2020 we sold Huelen farm amounting to 4,633 hectares and a 811 hectare plot of Abolengo farm.

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

• In our farming business, we use “no-till” technology as the cornerstone of our crop production and have been able to implement this technique in areas within our production regions where it had not been used before. Furthermore, we also utilize crop rotation, second harvests, integrated pest management, balanced fertilization, water management and mechanization. Additionally, we use the silo bag storage method, utilizing large polyethylene bags with a capacity of 180-200 tons which can be left on the field for 12 months, resulting in low-cost, scalable and flexible storage on the field during harvest, which we believe allows us to expand our crop storage capacity at a low cost, generate important logistic and freight savings by moving our production in the off-season when freight fares are lower, and time the entry of our production into the market at optimal price points. See “ —Operations and Principal Activities-Farming-Storage and Conditioning.”

• In our dairy business, we believe that we were the first company in South America to implement the “free-stall” production system, resulting in more efficient conversion of feed to raw milk and higher production rates per cow compared to our peers in the region.

• In our sugar, ethanol and energy business, our sugarcane cluster, constituted by the Ivinhema and Angélica mills (i) has a highly mechanized planting and harvesting operation, which has increased our sugarcane production, reduced our operating costs and contributed to environmental sustainability by eliminating the need to burn the sugarcane before harvest; (ii) has the capacity to use all the bagasse (a by-product of the sugar and ethanol production process) that is produced, with almost no incremental cost, to cogenerate 225 MW of clean and renewable energy; (iii) has the capacity of processing 54,480 tons of sugarcane per day and (iv) has the ability to recycle by-products such as filter cake and vinasse by using them as fertilizers in our sugarcane fields, as well as recycling water and other effluents, generating important savings in input costs and protecting the environment.

• Unique diversification model to mitigate cash flow volatility. We pursue a unique multi-tier diversification strategy to reduce our exposure to production and market fluctuations that may impact our cash flow and operating results. We seek geographic diversification by spreading our portfolio of farmland and agro-industrial assets across different regions of Argentina, Brazil and Uruguay, thereby lowering our risk exposure to weather-related losses and contributing to stable cash flows. Additionally, we produce a variety of products including soybeans, corn, wheat, peanut, sunflower, cotton, barley, sorghum, rice, raw milk, sugar, ethanol and energy, which lowers our risk exposure to potentially depressed market conditions of any specific product. Moreover, through vertical integration in the rice, dairy, sugar, ethanol and energy businesses, we process and transform a portion of our agricultural commodities into branded retail products, reducing our commodity price risk and our reliance on the standard market distribution channels for unprocessed products. Finally, our commercial committee defines our commercial policies based on market fundamentals and the consideration of logistical and production data to develop a customized sale/hedge risk management strategy for each product.

• Expertise in acquiring farmland with transformation and appreciation potential. Since our inception in 2002, we have executed transactions for the purchase and disposition of land for over $780 million and sold over 100,000 hectares of developed land, generating capital gains of approximately $250 million. We believe we have a superior track record and have positioned ourselves as a key player in the land business in South America. Our business development team has gained extensive expertise in evaluating and acquiring farmland throughout South America and has a solid understanding of the productivity potential of each region and of the potential for land transformation and appreciation. To date, we have analyzed over 11 million hectares of farmland spread throughout the regions in which we operate and other productive regions in the world. We have developed a methodology to assess farmland and to appraise its potential value with a high degree of accuracy and efficiency by using information generated through sophisticated technology, including satellite images, rain and temperature records, soil analyses, and topography and drainage maps. Our management team has gained extensive experience in transforming and maximizing the appreciation potential of our land portfolio through the implementation of our agribusiness techniques described above. We also have an extensive track record of rotating our asset portfolio to generate capital gains and monetize the transformation and appreciation generated through our land transformation activities and agricultural operations.

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

Our Business Strategy
We intend to maintain our position as a leading agricultural company in South America by expanding and consolidating each of our business lines, creating value for our shareholders. The key elements of our business strategy are:

•Expand our farming business through organic growth, leasing and strategic acquisitions. We will continue to seek opportunities for organic growth, target attractive acquisition and leasing opportunities and strive to maximize operating synergies and achieve economies of scale in each of our three main farming business areas (crops, rice and dairy). We believe that the execution risk associated with these projects is not expected to be significant as we are investing in existing operations that are highly efficient. Also our expected results do not rely exclusively on rising commodity prices, which we expect to remain flat.

◦Crops: On February 2019 we acquired a state-of-the-art peanut processing facility strategically located in Córdoba province, Argentina's largest peanut production area. The plant is equipped with high-performance equipment and is comprised of a shelling plant, a blanching plant and a seed treatment plant. It has a shelling capacity of 70 thousand tons per year, a blanching capacity of 36 thousand tons per year, a storage capacity of 50 thousand tons of inshell and 7.5 thousand tons of finished product (4.2 thousand of which are under cold storage), and a drying capacity of 1.2 thousand tons (at a 14% input moisture). The plant has been granted all the necessary certifications and permits, which allow us to satisfy demand in selective global markets that pay a premium for Argentine peanut because of its superior quality. Our increased focus in the segment, along with the plant acquisition will allow us to reduce costs by (i) saving in tolling and brokerage fees, (ii) consolidating and exporting our production from our on-site customs, (iii) reducing operational risks and (iv) having access to land at competitive prices by managing crop rotation ourselves, among others.

◦Rice business: We completed investments in the segment, allowing us to increase productivity at the farm level, improve our rice processing and distribution capabilities, and increase the value of main by-products. Some of our investments in this segment include: (i) the implementation of zero level technology in over 30,000 hectares, which has considerably reduced water consumption at the farm, increased yields by providing better germination, uniform irrigation and lower losses during harvest; (ii) the increasing use of our own machinery for planting and harvesting activities, which has allowed us to seek the optimal harvest timing; and (iii) the installment of an on-site dryer at Oscuro farm, which has allowed our grain storage and handling to be more efficient and reduce transportation costs, among others. At the industrial level, we constructed a parboil plant which has allowed us to increase our processing volume and produce a higher margin product.

◦Dairy business: As of December 2020, we had three fully operative free-stalls temporarily working at 103% of their total nominal capacity, until February 2021 when we inaugurated our fourth free-stall. The high occupancy rate did not affect productivity as we have taken special care in providing comfort and welfare to our herd. We are advancing well in growing and securing corn silage to feed additional cows. As for the bio-digester, energy production is stabilized and generating attractive results.

Additionally, since February 2019 we are owners of two milk processing facilities acquired from SanCor Cooperativas Unidas Limitadas. Both plants are well equipped and strategically located. The facility located in the city of Morteros, Province of Córdoba, is at the center of Argentina´s largest dairy basin and has a total installed processing capacity of 840 thousand liters per day aimed at producing powder milk and cheese, mainly destined to the export market. The facility located in Chivilcoy, Province of Buenos Aires, is halfway between our dairy free-stalls facilities and the City of Buenos Aires, the largest fluid dairy market. The total installed processing capacity of this facility is 870 thousand liters per day aimed at producing mostly fluid milk. (See " – Our Company)." These acquisitions are part of our long term growth strategy, consistent with our strategy for our crops, rice, sugar, ethanol, and energy businesses. We believe that being vertically integrated allows us to control the supply chain, which in turn enhances efficiencies and increases margins, and provides us with the flexibility to sell into the export and domestic markets, based on relative profitability with a view to generate attractive returns.

• Consolidate our sugar and ethanol cluster in the state of Mato Grosso do Sul, Brazil. Our main strategy for our sugar and ethanol business is to consolidate our cluster in Mato Grosso do Sul, Brazil, by ramping up production in our Ivinhema and Angelica mills, which have a nominal capacity of 14.2 million tons per year. See “ —Sugar, Ethanol and Energy-Our Mills.” The consolidation of the cluster has generated important synergies, operating efficiencies and economies of scale such as (i) a reduction in the average distance from the sugarcane fields to the mills, generating important savings in sugarcane transportation expenses; (ii) one centralized management team, reducing total administration cost per ton of sugarcane milled; and (iii) a large sugarcane plantation supplying two mills, allowing for non-stop harvesting. Our sugarcane cluster in Mato Grosso do Sul has allowed us to become one of the most efficient and low cost producers of sugar, ethanol and energy in Brazil. Additionally, we plan to continue to monitor closely the Brazilian sugar and ethanol industries and may pursue selective acquisitions that provide opportunities to increase our economies of scale, operating synergies and profitability.
After reaching full capacity, our operating teams focused on finding ways to continue maximizing efficiency and generating additional synergies and cost dilution. In this process, they identified certain bottlenecks in our industrial operations which were removed with minimal investments and allowed us to increase crushing volumes per hour and total capacity per year. These organic growth projects consisted of (i) expanding Angelica’s crushing capacity by 0.9 million tons by installing larger mill rollers in the first mill and expanding the sugar centrifugation and ethanol filtration processes, and (ii) expanding Ivinhema’s capacity by 2.1 million tons, by installing a new mill expanding the sugarcane reception, juice treatment and sugar factory. Through these investments we increased the nominal crushing capacity by 30%.

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

Operations and Principal Activities

Farming Business
Our Farming business line is divided into three main reportable operating businesses, namely crops, rice and dairy. We conduct our farming operations primarily on our own land and, to a lesser extent, on land leased from third parties. During harvest year 2019/2020 our farming operations were conducted on a total of 237,806 hectares of land, of which we own 105,883 hectares (excluding sugarcane farms), 34,556 hectares were second crop area, and we leased the remaining 97,367 hectares from third parties. During harvest year 2018/2019 our farming operations were conducted on a total of 225,115 hectares of land, of which we own 107,681 (excluding sugarcane farms), 31,127 were second crop area and we leased 86,307 hectares. During harvest year 2017/2018 we conducted our farming operations on a total of 232,796 hectares of land of which the respective figures were 124,733, 35,948 and 72,115 hectares. The following table sets forth our production volumes for each of our farming business lines.

	Harvest Year
	2019/2020	2018/2019	2017/2018
Production	(in tons)
Crops (tons) (1)	720,059	652,169	685,657
Rice (tons) (2)	278,348	239,779	276,693
Total	998,407	891,948	962,350

	Year Ended December 31,
	2020	2019	2018
Dairy (thousands of liters)(3)	145,192	120,069	101,300
________________________________________________________________________________________________
(1) Crop production does not include 226,821 tons, 212,650 tons, and 120,221 tons of forage produced in the 2019/2020, 2018/2019 and
2017/2018 harvest years, respectively.
(2)    Expressed in tons of rough rice.
(3)    Raw milk produced.

Crops Business (Grains, Oilseeds and Cotton)
Our agricultural production is mainly based on planting, growing and harvesting crops over our owned croppable area. During the 2019/2020 harvest year, we planted crops over a total area of approximately 203,020 hectares, including our owned land, land leased from third parties and hectares planted in second harvests. During mid 2020 we began the planting of crops pertaining to the 2020/2021 harvest year, which were concluded during the first quarter of 2021, with a total planted area of 217,833 hectares. Our main products include soybean, corn, wheat, peanut, sunflower and cotton. Other products, such as sorghum and barley, among others, are sown occasionally and represent only a small percentage of total sown land.
The following table sets forth, for the harvest years indicated, the planted hectares for our main products:

	Harvest Year
	2019/2020	2018/2019	2017/2018
Product Area(5)
Soybean (1)	73,685	73,309	81,270
Corn (2)	61,685	47,668	55,029
Wheat (3)	32,799	40,210	34,631
Sunflower	6,818	3,825	2,869
Cotton	4,461	5,316	3,132
Peanut	16,814	15,479	9,375
Forage (4)	6,758	5,828	4,793
Total	203,020	191,635	191,099
________________________________________________________________________________________________
(1) Includes soybean first crop and second crop planted area.
(2) Includes sorghum and chia.
(3) Includes barley crop.
(4) Forage includes corn silage, wheat silage and sorghum used for cow feed in our dairy operation.
(5) As of December 31, 2020.
 The following table sets forth, for the harvest years indicated, the production volumes for our main products:

	Harvest Year
	2020/2021	2019/2020	2018/2019	2017/2018
Crop Production(1)	(In tons)
Soybeans (2)	1,530	181,259	187,226	171,392
Corn (2)	32,550	364,792	295,990	258,054
Wheat	122,297	104,236	114,809	78,640
Sunflower (2)	10,876	12,652	5,937	5,181
Cotton lint (2)	—	1,490	422	523
Peanut (2)	—	55,630	47,785	19,901
Total (2)	167,254	720,059	652,169	533,691
________________________________________________________________________________________________
(1) Crop production does not include 226,821 tons, 212,650 tons, and 120,221 tons of forage produced in the 2019/2020, 2018/2019 and
2017/2018 harvest years, respectively.
(2) As of the date of this annual report, the harvest of soybean, corn, peanut, sunflower and cotton pertaining to the 2020/2021 harvest year is ongoing. The only crop which has been fully harvested is wheat.

The following table below sets forth, for the periods indicated, the sales for our main products:

	Year Ended December 31,
	2020	2019	2018
Sales	(In thousands of $)
Soybeans	44,732	46,386	84,217
Corn (1)	45,088	61,332	38,251
Wheat (2)	15,109	20,318	32,706
Sunflower	10,925	8,430	1,598
Peanut	46,983	28,994	1,676
Other crops (3)	7,277	3,478	6,090
Adjustments (4)	(1,653)	(2,492)	(9,120)
Total	168,461	166,446	155,418
________________________________________________________________________________________________
(1) Includes sorghum and chia.
(2) Includes barley.
(3) Includes cotton, other crops and farming services.
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
Soybeans comprised, 10.6%, 5.2%, and 5.5% of our total consolidated sales in 2018, 2019, and 2020 respectively.

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
Corn comprised 4.8% of our consolidated sales in 2018, 6.9% of our consolidated sales in 2019, and 5.5% of our consolidated sales in 2020.

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
Wheat comprised 4.1% of our total consolidated sales in 2018, 2.3% of our total consolidated sales in 2019, and 1.8% of our total consolidated sales in 2020.
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
Sunflower comprised 0.2% of our total consolidated sales in 2018, 1.0% in 2019, and 1.3% in 2020.
Since early 2019, we operate a sunflower processing facility located in Buenos Aires province, Argentina. This enables us to control processing activities and develop direct and long term relationships with different customers around the world.

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
Argentina is positioned among the most important players in the production and export of this crop, with high technological levels both in terms of production as well as processing. Argentina exports more than 90% of the peanuts it produces and its main market is the European Union, followed by Russia and Latin America. Its main competitors are USA, Brazil and China. We grow peanut in the center region of Argentina.
Peanut comprised 0.2% of our total consolidated sales in 2018, 3.3% of our total consolidated sales in 2019 and 5.7% of our total consolidated sales in 2020.
Since early 2019, we own and operate a peanut processing facility equipped with cutting-edge technology, which has been granted all the necessary certifications and export permits. This vertical integration is in line with our strategy to grow our peanut business as it enables us to control processing activities and develop direct and long term relations with different customers around the world.

Forages
In addition to the above mentioned crops, we are engaged in the production of forage in Argentina, including corn silage, wheat silage and sorghum silage. We use forage as cow feed in our dairy operation. During the 2019/2020 harvest year, we planted 6,758 hectares of forage and produced 226,821 tons of forage.

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
The following table sets forth, for the harvest years indicated, the total number of planted rice hectares we owned and leased as well as the overall rough rice we produced:

	Harvest Year
Rice Product Area & Production	2020/2021	2019/2020	2018/2019	2017/2018
Owned planted area (hectares)	40,444	39,162	37,608	38,589
Leased planted area (hectares)	3,839	2,382	1,700	1,700
Total rice planted (hectares)	44,282	41,544	39,308	40,289
Rough rice production (tons) (1)	159,448	278,348	239,779	276,693
(1) As of the date of this annual report, the harvest of rice pertaining to the 2020/2021 harvest year is ongoing.
We grow rice on four farms we own and two farms we lease, all located in Argentina. In the 2017/2018 harvest year, we planted a total area of approximately 40,289 hectares of rice, producing a total of 276,693 tons, representing 17% of our total planted area that year, and 34% of our total farming production. In the 2018/2019 harvest year, we planted a total area of approximately 39,308 hectares of rice, producing a total of 239,779 tons, representing 17% of our total planted area that year, and 27% of our total farming production. In the 2019/2020 harvest year, we planted a total area of approximately 41,544 hectares of rice, producing a total of 278,348 tons, representing 17% of our total planted area that year, and 28% of our total farming production. In the current 2020/2021 harvest year, we planted a total of 44,282 hectares of rice, which have not been fully harvested as of the date of this report.

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

	Year Ended December 31,
	2020	2019	2018
Processed Rice Production	(In tons)
Rough rice processed — own	263,637	250,427	266,078
Rough rice processed — third party	26,393	24,920	10,615
Total rough rice processed	290,030	275,347	276,693

	Year Ended December 31,
	2020	2019	2018
Processed Rice Sales	(In thousands of $)
Total Sales	101,862	101,156	95,403
Rice comprised 12.0% of our total consolidated sales in 2018, 11.4% in 2019 and 12.5% in 2020.

Rice Seed Production
In our rice seed facility in Argentina, we are involved in the genetic development of new rice varieties adapted to local conditions to increase rice productivity and quality to improve both farm production as well as the manufacturing process. In connection with these efforts, we have entered into agreements with selected research and development institutions such as the National Institute of Agriculture Technology (Instituto Nacional de Tecnología Agropecuaria, or “INTA”) in Argentina, the Instituto Riograndense do Arroz or "IRGA " in Brazil, the Híbridos de Arroz para América Latina or "HIAA" in Colombia, the Latin American Fund for Irrigated Rice (Fondo Latinoamericano para Arroz de Riego, or “FLAR”) in Colombia, the Santa Catarina State Agricultural Research and Rural Extension Agency (Empresa de pesquisa Agropecuária e Extensão Rural de Santa Catarina, or “EPAGRI”) in Brazil and Badische Anilin- und Soda-Fabrik (“Basf”) in Germany. Our own technical team is continuously testing and developing new rice varieties. Our first rice seed variety, Ita Caabo 105, was released to the market in 2008. In 2011 we released our second variety Ita Caabo 110, and at the beginning of 2014 we released our third variety, Ita Caabo 107. We are currently experimenting with a wide range of varieties to continue improving our productivity in addition to the development of a hybrid line. These seeds are both used at our farms and sold to rice farmers in Argentina, Brazil, Uruguay and Paraguay. We are also developing, alongside Basf, a herbicide-tolerant rice variety to assist in the control of harmful weeds.

Dairy Business
We conduct our dairy operation in our farms located in the Argentine humid pampas region. This region is one of the best places in the world for producing raw milk at a low cost, due to the availability of grains and forages produced efficiently and at low cost, and due to the favorable weather for cow comfort and productivity. Our dairy operation consists of three free-stall dairy facilities with an occupancy of 11,477 milking cows as of December 2020, and a total capacity of 11,104. The high occupancy rate did not affect productivity as we have taken special care in providing comfort and welfare to our herd.
The following table sets forth, for the periods indicated below, the total number of our dairy cows, average daily milk production per cow and our total milk production:

	Year Ended December 31,
Dairy Herd & Production	2020	2019	2018
Total dairy herd (head) (1)	11,477	9,781	8,035
Average milking cows	10,876	9,066	7,581
Average daily production (liters per cow)	36.5	36.3	36.6
Total production (thousands of liters)	145,192	120,069	101,300
 (1) As of December.

	Year Ended December 31
Dairy Sales	2020	2019	2018
	(In thousands of $)
Sales	133,474	83,822	29,710
Dairy comprised 3.7% of our total consolidated sales in 2018, 9.4% for 2019 and 16.3% for 2020 respectively.
Our three free-stall dairies are fully ramped-up and delivering high productivity levels. During 2020 we started the construction of our fourth free-stall, which was finalized in February 2021. Once our four free-stalls are fully operative, we will be able to double our production capacity, reaching over 185 million liters of fluid milk per year and over 14 thousand total milking cows. We believe this investment is a unique opportunity to leverage on Argentina’s competitive advantages in transforming vegetable protein into milk protein, on our operational expertise and on the positive outlook for global and local milk prices.
We own two milk processing facilities which had been acquired from SanCor Cooperativas Unidas Limitadas on February 2019, in addition to “Las Tres Niñas” and “Angelita” trademarks, both of which are well-known in Argentina and represent a solid commercialization vehicle for retail and consumer dairy products. Our milk facilities produce UHT and UP milk, powder milk and semi-hard cheese, among others. Our facilities have a total installed reception capacity of 2.4 million liters per day and an installed processing capacity of 1.7 million liters of raw milk per day. In order to account for the difference between total installed capacity and actual utilization it is necessary to account for the machine's efficiency rate, maintenance works, number of working days and number of personnel shifts, among other variables. We completed 2020 with 297.6 million liters of raw milk processed.
Chivilcoy industrial facility is located in the city of Chivilcoy, Province of Buenos Aires, and is primarily focused on fluid milk production for the domestic market. It has an installed processing capacity of 870 thousand liters per day and an installed milk reception capacity of 1.2 million liters per day. The facility has an installed processing capacity of 600 thousand liters of UHT milk, 155 thousand liters of UP milk and 115 thousand liters of yogurt. We completed 2020 with 115.1 million liters of raw milk processed in Chivilcoy facility.
Morteros industrial facility is located in the city of Morteros, Province of Córdoba, and produces powder milk and semi-hard cheese mainly for the export market. Morteros plant has an installed processing capacity of 840 thousand liters per day, 550 thousand correspond to milk powder and 290 thousand to cheese, and it has an installed milk reception capacity of 1.2 million liters per day. We concluded 2020 with 182.6 million liters of raw milk processed in Morteros facility.

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
Each cow in our dairy herd is mechanically milked three times a day. The milk obtained is cooled to less than four degrees centigrade in order to preserve its quality and is then stored in a tank, or directly loaded to trucks which derives in increased quality and lower costs. Milk is delivered mainly to our processing facilities and the balance is sold to large third party milk processing facilities on a daily basis by tank trucks. We feed our dairy cows mainly with corn and alfalfa silages, some grass and corn grain, supplemented as needed with soybean by-products, hay, vitamins and minerals.

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
During October, 2017 we completed the construction of our first bio-digester. This facility enhances the sustainability of our free-stall dairy operation by reducing greenhouse gas emissions, improving the effluent management and concentrating valuable nutrients which are applied back to the fields. It generates electricity by burning biogas extracted from the effluents produced by our milking cows. On November 3, 2017, we began generating and delivering 1.4 MW of electricity to the local power grid. In addition to enhancing in the sustainability of our diary operation, it increases revenues and secures our energy requirements.

All Other Segments
All Other Segments primarily encompasses our cattle business. Our cattle segment consists of pasture land that is not suitable for crop production due to soil quality and is leased to third parties for cattle grazing activities.
We currently own 54,450 hectares of cattle grazing land located in the Argentine provinces of Corrientes, Santa Fe, Formosa and Santiago del Estero. In 2020, we entered into new lease agreements with third party cattle farmers for a total area of 12,735 hectares.

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
We own two conditioning and storage facilities for grains and oilseeds, with a total built storage capacity of 38,740 tons. One of our facilities has a capacity of 19,240 tons and is located in the province of Santa Fe, Argentina, in the town of Christophersen. It has a railway loading terminal, providing logistical flexibility and savings. Our other facility is located in Buenos Aires province close to Bahía Blanca’s deep water port, in an area where we produce 120,000 tons of grains. In addition, our peanut processing facility has the capacity to store 7,500 tons of finished product (and 50,000 of inshell), while our sunflower processing facility has the capacity to store 4,000 tons of sunflower. We also own in Argentina three rice mills, which account for over 112,500 tons of total storage capacity, and one additional conditioning facility for rice handling, with a total storage capacity of 6,300 tons.

Set forth below is our storage capacity as of December 31, 2020:

Storage Capacity	Nominal
Crops (tons) (1)	50,240
Rice (tons)	118,800
Dairy (liters) (2)	25,800,000
(1) Includes 38,740 tons corresponding to our two conditioning and storage facilities, 7,500 tons to our peanut facility and 4,000 tons to our sunflower facility.
(2) Morteros facility accounts for 24.3 million liters of fluid milk (equivalent to 2,500 tons of milk powder and 360 tons of cheese) while Chivilcoy accounts for 1.5 million liters of fluid milk.

In addition, we use silo bags to increase our storage capacity at low cost. Silo bags are an efficient low-cost method for grain storage. As crops are harvested, they are placed inside large polyethylene bags that can be left in the fields for approximately 12 months without damaging the grain. Each silo bag can hold up to 180 to 200 tons of product, depending on the type of grain. During the 2019/2020 harvest year, we stored approximately 50% of our grain production through silo bags.
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
Set forth below is our drying capacity as of December 31, 2020:

Drying Capacity	Nominal
Crops (tons/day) (1)	9,925
Rice (tons/day)	6,850
 (1) Includes the drying capacity corresponding to our two grain conditioning and storage facilities, our peanut processing facility and our sunflower processing facility.
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

Soybeans
Our soybean crop is sold to local companies and is ultimately exported or diverted to the crushing industry. Approximately 29% of the soybean crop was hedged pre-harvest, by forward sales and sales in the futures markets. Harvest and post-harvest sales are a function of the export market versus local premiums paid by crushers (oil, meal and biodiesel) and logistics considerations. Our five largest customers comprised approximately 79% of our sales in the year ended December 31, 2020.

Corn
Our production is mainly destined to the export market. Our five largest customers comprised approximately 70% of our sales in the year ended December 31, 2020.

Wheat
Our wheat production is mainly destined to export industry. Quality segregation allows us to negotiate premiums with the millers and export market. Brazil is the main importer of Argentine wheat. Our five largest customers comprised approximately 74% of our sales in the year ended December 31, 2020.

Sunflower
Our sunflower production from Argentina is sold to local companies. Sales are made pursuant by production agreements of sunflower for confectionary, high oil content sunflower and seed. Our two largest customers (Bunge Argentina and Molinos Agro) comprised 100% of our sales in the year ended December 31, 2020.

Peanut
Approximately 90% of our peanut production is exported. Our ten largest customers comprised approximately 65% of our sales in the year ended December 31, 2020, while the European Union was the destination for over 90% of our sales.

Cotton
We typically make pre-harvest sales of cotton fiber produced in Argentina into the export market. Sales for the textile industry are based on domestic demand and premiums. Our two largest customers comprised approximately 100% of our sales in the year ended December 31, 2020. Cotton seed is sold in the domestic market to meet feed demand.

We sell manufactured and agricultural products to a large base of customers. The type and class of customers may differ depending on our business segments, regions and some logistics issues that are very important in our decision making. For the year ended December 31, 2020 more than 89% of our sales of crops were sold to 10 well-known customers, both multinational or local. Of these customers, the first four cases represented almost 63% of our sales and the remaining six represented approximately 26% of our net sales in the course of that year.

Rice
Rough rice is available for sale commencing after the harvest of each year. White rice availability is based on our milling capacity. 72% of our total rice production is sold into the export market, with the remainder sold in Argentina in the retail market. We export approximately 36% of our exported volume to Brazil, 30% to the European Union; and the balance to the Middle East, other Latin American countries, Central America and Africa. We sell approximately 28% of our rice in the Argentine retail market through three brands we own that have a 18% market share. Local rice prices are driven by regional supply demand and other world export prices. Our five largest customers for rice comprised approximately 50% of our sales in the year ended December 31, 2020.

Dairy
During 2020, 67% of our raw milk production was destined to our processing facilities while the majority of the balance was sold to one dairy producer. We negotiate the price of raw milk on a monthly basis in accordance with domestic supply and demand. The price of the milk we sell is mainly based on the percentage of fat and protein that it contains and the temperature at which it is cooled. The price we obtain for our milk also rises or falls based on the content of bacteria and somatic cells. We are one of the top ten dairy processors in Argentina, considering our free-stall production of over 400 thousand liters per day and the raw milk we source from 130 farmers (110 in Morteros and 20 in Chivilcoy).

Sugar, Ethanol and Energy Business

Sugarcane

Sugarcane is the most efficient agricultural raw material used in the production of sugar and ethanol. Ethanol produced from sugarcane is highly regarded as an environmentally friendly biofuel with the following characteristics.

Renewable: Sugarcane ethanol, unlike coal or oil, which can be depleted, is produced from sugarcane plants that grow back year after year, provided that they are replanted every five to seven years.

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

As of December 31, 2020, our sugarcane plantations consisted of 176,651 hectares of sugarcane planted in Minas Gerais and Mato Grosso do Sul, Brazil. Approximately 94% of our sugarcane is planted over land leased through agricultural partnerships. Under these agreements, our partners lease land to us for periods of between one and two sugarcane cycles, equivalent to periods of between 7 to 14 years, on which we cultivate the sugarcane. Lease payments are based on the market value of the sugarcane set forth by the regulations of the State of Sao Paulo Sugarcane, Sugar and Alcohol Growers Counsel (Conselho dos Produtores de Cana-de-Açúcar, Açúcar e Álcool do Estado de Sao Paulo, or “Consecana”). We planted and harvested approximately 94% of the total sugarcane we milled during 2020, with the remaining 6% purchased directly from third parties at prices also determined by the Consecana system, based on the sucrose content of the cane and the prices of sugar and ethanol. The following table sets forth a breakdown during the time periods indicated of the amount of sugarcane we milled that was grown on our owned and leased land or purchased from third parties:

	Year Ended December 31,
	2020	2019	2018
	(In tons)
Grown on our owned and leased land	10,464,893	10,411,801	10,748,091
Purchased from third parties	638,307	433,335	611,112
Total	11,103,200	10,845,136	11,359,204

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
Since the beginning of the 2016/17 harvest year we implemented a “non-stop” or “continuous harvest”. This means that we will harvest and crush sugarcane year-round, without stopping during the traditional off-season. This new strategy allows us to increase annual sugarcane milling and sugar, ethanol and energy production by approximately 10%. Another benefit of the system is that we produce ethanol in the off-season, when market prices usually have a high premium to prices at harvest. In addition, cogeneration efficiency is related to harvested volumes and unrelated to TRS, enabling us to utilize our cogeneration potential during the whole year. Considering that approximately 87% of total costs are fixed, this model resulted not only in higher revenues but also in the dilution of our fixed costs.

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

We believe we own one of the most mechanized harvesting operations in Brazil. Our sugarcane harvesting process is currently 99% mechanized (100% at Angélica and Ivinhema mills and 94% at UMA mill) and the remaining 1% is harvested manually. Mechanized harvesting does not require burning prior to harvesting, significantly reducing environmental impact when compared to manual harvesting. In addition, the leaves that remain on the fields after the sugarcane has been harvested mechanically create a protective cover for the soil, reducing evaporation and protecting it from sunlight and erosion. This protective cover of leaves decomposes into organic material over time, which increases the fertility of the soil. Mechanized harvesting is more time efficient and has lower costs when compared to manual harvesting. Sugarcane is ready for harvesting when the crop’s sucrose content is at its highest level. Sucrose content and sugarcane yield (tons of cane per hectare) are important measures of productivity for our harvesting operations. Geographical factors, such as soil quality, topography and climate, as well as agricultural techniques that we implement, affect our productivity. Since most sugar mills produce both sugar and ethanol in variable mixes, the industry has adopted a conversion index for measuring sugar and ethanol production capacity, the Total Recoverable Sugar (“TRS”) index, which measures the amount of kilograms of sugar per ton of sugarcane.

During the 2020 harvest, our mills harvested sugarcane with an average TRS content of 132 kg/ton and an average yield of 79 tons of sugarcane per hectare, compared to 133 kg/ton and 76 tons per hectare in 2019, respectively.

Once the sugarcane is harvested, it is transported to our mills for inspection and weighing. We utilize our own trucks and trailers for transportation purposes. The average transportation distance from the sugarcane fields to the mills is approximately 28 kilometers at UMA and 33 kilometers at Angélica and Ivinhema.

Our Sugar Mills

We currently own three sugar mills in Brazil, UMA, Angélica and Ivinhema. Our mills produce sugar, ethanol and energy, and have the flexibility to adjust the production mix between sugar and ethanol, to take advantage of more favorable market demand and prices at given points in time. As of December 31, 2020, our sugar mills had a total installed crushing capacity of 14.2 million tons of sugarcane, of which 13.0 million tons correspond to our sugarcane cluster in Mato Grosso do Sul, Brazil. As of December 31, 2020, we concluded the 2020 harvest crushing an aggregate volume of 11.1 million tons of sugarcane.

The Usina Monte Alegre mill (“UMA”) is located in the state of Minas Gerais, Brazil, and has a sugarcane crushing capacity of 1.2 million tons per year, full cogeneration capacity and an associated sugar brand with strong presence in the regional retail market (Açúcar Monte Alegre). UMA is also engaged in the production of organic sugar and during 2020 it exported the product for the first time, after having received the necessary certification to export organic sugar to the European Union. We plant and harvest 99.7% of the sugarcane milled at UMA, with the remaining 0.3% acquired from third parties. UMA concluded its harvest operations for the 2020 season crushing 1.1 million tons of sugarcane.

Angélica is an advanced mill, completed in 2010 and located in the state of Mato Grosso do Sul, Brazil, with a total sugarcane crushing capacity of 5.6 million tons per year. The mill is equipped with two modern high pressure boilers and three turbo-generators with the capacity to generate approximately 105 MW of electricity through the use of sugarcane bagasse. The energy produced through this process is used to power the mill with an excess of 70MW available for sale to the power grid. Angélica has the flexibility to vary production between ethanol and sugar from 60% to 40% for either product.

Our third mill, Ivinhema, is located in the state of Mato Grosso do Sul, approximately 45 kilometers south of our existing Angelica mill, completing our planned sugarcane cluster in that region. The mill is equipped with state-of-the-art technology including full cogeneration capacity, flexibility to produce sugar and ethanol and fully mechanized agricultural operations. Ivinhema has capacity to produce up to 362,520 tons of sugar, 362,520 cubic meters of ethanol and 612,000 MWh of energy exports.

Our Main Products

The following table sets forth a breakdown of our production volumes by product for the years indicated:

	Year Ended December 31,
	2020	2019	2018
Sugar (tons) (1)	646,981	213,256	344,137
Ethanol (cubic meters)	502,170	756,494	675,001
Energy (MWh exported)	717,915	853,139	705,539
(1) Includes 8,659 tons of organic sugar in 2020, 1,783 tons in 2019 and 7,012 tons in 2018.

The following table sets forth our sales for each of the sugarcane by-products we produce for the years indicated:

	Year Ended December 31,
	2020	2019	2018
	(In thousands of $)
Sugar	171,102	97,710	128,377
Ethanol	199,062	373,847	324,661
Energy	41,169	59,701	57,797
Other	126	525	103
Total	411,459	531,783	510,938

Sugar

As of December 31, 2020 our sugar production capacity was approximately 3,550 tons per day which, in a normal year of 15,993 hours of milling, results in an annual sugar maximum production capacity of over 803,621 tons of sugar. The increased capacity is the result of enhanced operational efficiencies and minimum CapEx investments.

We produce three types of sugar: organic sugar, very high polarization (“VHP”) standard raw sugar and white crystal sugar. VHP sugar, a raw sugar with a minimum polarization of 99.00 degrees and a maximum polarization of 99.49 degrees of sucrose content, is similar to the type of sugar traded in major commodities exchanges, including the standard NY11 contract. The main difference between VHP sugar and NY11 raw sugar is the sugar content of VHP sugar, and it therefore commands a price premium over NY11 raw sugar. Crystal sugar is a non-refined white sugar (color 150 ICUMSA) produced directly from sugarcane juice.

Sugar sales comprised 16.2%, 11.0% and 20.9% of our total consolidated sales in 2018, 2019 and 2020, respectively.

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

Ethanol

As of December 2020, our ethanol production capacity was approximately 3,200 cubic meters per day which, in a normal year of 15,993 hours of milling, results in maximum annual production capacity of over 730,640 cubic meters of ethanol. The increased capacity is the result of enhanced operational efficiencies and minimum CapEx investments.

We produce and sell two different types of ethanol: hydrous ethanol and anhydrous ethanol (as further described in “Production Process-Ethanol”). Ethanol sales comprised 40.9% of our total consolidated sales in 2018, 42.1% of our total consolidated sales in 2019 and 24.3% of our total consolidated sales in 2020.

Since 2020 as part of the RenovaBio program, every time we sell ethanol we have the right to issue and sell carbon credits, which are traded on Brazil’s B3 platform. The number of carbon credits that are issued are determined by the score granted by the National Agency of Petroleum, Natural Gas & Biofuels (ANP) based on how “green” the mill operation is deemed to be. During 2020 we sold 492 thousand CBios at an average price of 40.9 BRL/CBio (approximately 7.5 USD/CBio). Please see "Our Company- 2. Sugar, Ethanol and Energy Business" above.

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

Cogeneration

We generate electricity from sugarcane bagasse (the fiber portion of sugarcane that remains after the extraction of sugarcane juice) in our three mills located in Brazil. As of December 31, 2020, total installed cogeneration capacity reached 241MW, of which 167MW are available for resale to third parties after supplying our mills’ energy requirements. The ability to generate electricity from the by-product of the sugarcane crushing process on a large enough scale to fully power a mill with excess electricity being available is referred to as having full cogeneration capacity. Our three mills are duly licensed by the Agência Nacional de Energia Elétrica (“ANEEL”) to generate and sell electricity.

Cogeneration Production Process

Sugarcane is composed of water, fibers, sucrose and other sugars and minerals. When the sugarcane goes through the milling process, we separate the water, sugar and minerals from the fibers or sugarcane bagasse. Bagasse is an important sub-product of sugarcane, and it is used as fuel for the boilers in our mills. Sugarcane bagasse is burned in our state-of-the-art boilers to produce high pressure steam (68 atm) which is used in our high-efficiency turbo-generators to generate electricity to power our mills. The excess electricity, about 72% of production, is sold to the national power grid.

The following flow chart demonstrates the sugar, ethanol and cogeneration production process:

The main advantages of energy generated by sugarcane bagasse are:

•It is a clean and renewable energy;

•It complements hydropower, the main source of Brazilian energy, as it is generated during the sugarcane harvest period (April to December) when water reservoirs are at their lowest level;

•It requires a short period of time to start operations; and

•It requires only a small investment in transmission lines when plants are located close to consumer centers.

As of December 2020, our total installed cogeneration capacity at our cluster and UMA mill was 225MW and 16MW respectively, of which 155MW and 12MW are available to sell to the market.

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

Nominal Storage Capacity	Cluster	UMA	Total
Ethanol (cubic meters)	240,000	27,000	267,000
Sugar (tons) (1)	110,000	19,100	129,100
(1) Additionally, we lease an inflatable store which adds a capacity of 8,000 tons of sugar to our UMA mill.

Marketing, Sales and Distribution for the Sugar, Ethanol and Energy business

Sugar: We sell sugar both in the domestic and the international markets. The domestic sales are processed by our own brand called “Monte Alegre”, which is established in the state of Minas Gerais, Brazil, under which we sell traditional and organic sugar, allowing us to have a competitive advantage amongst our peers. Prices for the sugar we export are set in accordance with international market prices, which are in turn determined in accordance with the ICE # 11 futures contracts. For the fiscal period ended on December 31, 2020 our largest five customers in this segment comprised approximately 90% of our sales. The remaining 10% was dispersed among several customers.

Ethanol: Almost all of our ethanol sales are in the domestic Brazilian market given the increasing demand generated from the increase in flex-fuel vehicles in Brazil and better ethanol parity at the gas stations. Around 48% of our ethanol sales are made through formal agreements. The remaining volumes are sold through daily sale orders through specialized brokerage firms or directly with distribution companies and the prices for these transactions are set using the CEPEA/ESALQ hydrous ethanol index as a reference. Our largest five customers by volume comprised approximately 84% of our sales in the period ended December 31, 2020.

Cogeneration:We also sell electricity co-generated at our sugar and ethanol mills to the grid. Sales are made to commercialization companies, in the spot market, to distributors and through government auctions in long- term contracts. Our largest six customers comprised 65% of our sales revenues in the period ended December 31, 2020.

The Brazilian energy agency, ANEEL, has organized yearly auctions for alternative energy and for renewable sources at favored rates. As a hedging strategy, we sell the electricity production of our mills through long-term contracts adjusted for inflation by reference to the National Index of Consumer Prices (“IPCA”).

In 2009, Angélica sold energy in a public auction carried out by Camara de Comercialização de Energia Elétrica (“CCEE”), Angélica entered into a 15-year agreement with CCEE for the sale of 87,600 MWh per year at a rate of R$294.50 per MWh (price for year 2020). In August 2010, Angélica participated in a public auction, whereupon Angélica entered into a second 15-year agreement with CCEE starting in 2011, for the sale of 131,400 MWh per year at a rate of R$265.03 per MWh (price for year 2020). The delivery period for the first auction is May to December and for the second the delivery period starts in April and ends in November of each year. The rates under both agreements are adjusted annually for inflation by reference to the IPCA.

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

Since our inception, we have successfully identified multiple opportunities for the acquisition of undeveloped or undermanaged farmland with high potential for transformation. During the eighteen-year period since our inception, we have effectively put into production over 171 thousand hectares that were previously undeveloped or inefficiently managed and are undergoing the transformation process.

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

We are engaged in three different categories of the land transformation process, which are defined by the previous use of the land:

•Undeveloped land (savannahs and natural grasslands): This is the most drastic transformation phase since it demands both physical and chemical transformation of the soil. First, the land is mechanically cleared to remove native vegetation. The soil is then mechanically leveled for agricultural operations: in the case of land being transformed for rice production, this process involves heavy land movements and systematization required for irrigation and drainage channels, roads and bridges. In the case of land destined for sugarcane plantations, land movements will also be necessary for the construction of terraces to prevent the excess of water runoff. Certain soils must be chemically treated and corrected by incorporating nutrients such as limestone, gypsum and phosphorous, as is the case of the Brazilian ‘Cerrado’. Soil correction is not required in Argentina or Uruguay due to the natural fertility of the soil. Pesticides and fertilizers are then applied to the soil in preparation for planting. In the case of land destined for crop production (grains and oilseeds), soybean, which is sometimes referred to as a colonizing crop, is usually planted during the first years due to its resistance to pests, weeds and extreme weather and soil conditions. Thereafter, the land will enter into a crop rotation scheme to reduce the incidence of plague and disease and to balance soil nutrients. In the case of rice and sugar cane, which are produced in a monoculture system, there is no colonizing crop or rotation involved. Intensive plague and weed controls and additional soil correction will take place during these first three to five years. Land productivity or yields, measured in tons of soybean or other crops per hectare, will be initially low and will gradually increase year by year. During the first five to seven years, the yields will increase at high and sustained rates. After the seventh year we consider the land developed as yield volatility is reduced and growth is only achievable at marginal rates. Since our inception in 2002, we have put into production about 70 thousand hectares of undeveloped land into productive croppable land.

•Undermanaged or underutilized farmland (cultivated pastures and poorly managed agriculture): This transformation process is lighter than the one described above since it does not require the initial mechanical clearing of vegetation or land leveling. Only in the case of land being prepared for rice production will leveling be required for efficient flood-irrigation. The transformation of cattle pastures or poor agriculture in the Brazilian ‘Cerrado’ will begin with soil correction and soil tillage in preparation for planting of the first soybean or sugarcane crop. The process will then continue as described in the case above. Land productivity or crop yields will grow at high rates during the first three to five years of the transformation process and will then commence to stabilize and grow at marginal rates, at which point we consider the land developed. Since our inception in 2002 we have put into production over 100 thousand hectares of undermanaged or underutilized farmland into croppable land.

•Ongoing transformation of croppable land: The application of efficient and sustainable crop production technologies and best practices such as “no-till”, crop rotations, integrated pest and weed management and balanced fertilization, among others, incrementally increases soil quality and land productivity over time, maximizing return on invested capital and increasing the land value of our properties. Our entire farmland portfolio is constantly undergoing this phase of land transformation.

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

Our land transformation segment seeks not only to profit from crop and rice cultivation, but also from the opportunistic disposition of successfully transformed farmland. We strategically sell farms that have reached productive maturity with marginal potential for further productivity increases (years three to seven after commencing the land transformation process) to realize and monetize the capital gains arising from the land transformation process. Land transformation proceeds are in turn reinvested in the purchase of strategic farmland with potential for transformation and appreciation. The rotation of our land portfolio allows us to allocate capital efficiently. Since 2006 we have had a solid track record of selling farmland and achieving profitable returns. During the last fourteen years, we have sold 25 farms, generating capital gains of approximately $250 million.

These capital gains are generated by three main factors:

(i) the acquisition of land at opportunistic prices below the market value or fair value of the land;

(ii) the land transformation and ongoing land transformation process described above enhances the productivity and profitability of land, ultimately increasing the value of the land; and

(iii) general market appreciation of land driven by increase in commodity prices and supply and demand dynamics in the land market. In this regard, during the last 43 years, since 1977, farmland prices in Argentina’s core production region have increased an average of 8.1% per year according to data published by Margenes Agropecuarios. The value of the farms we sold as well as our overall land portfolio, has mostly been positively impacted by this external factor.

We believe we are one of the most active players in the land business in South America. Since our inception in 2002, we have executed transactions for the purchase and sale of land for over $780 million. Our business development team is responsible for analyzing, selecting, acquiring and selling land. The team has gained extensive expertise in evaluating and acquiring farmland throughout South America, and has a solid understanding of the productivity potential of each region and of the potential for land transformation and appreciation. Since 2002, the team has analyzed over 11 million hectares of farmland with a total value of approximately $16 billion. We have developed a methodology to analyze investment opportunities, taking into account price, transformation potential, productive model, financial projections, and investment requirements, among others. Our analysis also employs advanced information technology, including the use of satellite images, rain and temperature records, soil analysis, and topography and drainage maps. From time to time, we may leverage our favorable position in and knowledge of the land market to engage in opportunistic buying and selling transactions.

The following table sets forth our acquisitions and divestitures since our inception:

	Acquisition	Divestitures	Total Land Holdings
Year Ended December 31,	(In hectares)
2002	74,898	—	74,898
2003	—	—	74,898
2004	34,659	—	109,557
2005	22,262	—	131,819
2006	5,759	3,507	134,071
2007	113,197	8,714	239,274
2008	43,783	4,857	278,200
2009	—	5,005	273,195
2010	14,755	5,086	282,864
2011	12,992	2,439	293,417
2012	—	9,475	283,942
2013	—	14,176	269,766
2014	—	12,887	257,036
2015	—	10,905	246,139
2016	—	—	246,139
2017	—	—	246,139
2018	—	14,427	231,712
2019	—	6,082	225,630
2020	—	5,444	220,186

Our Farms

Appraisal of Farms. In September 2020, in order to assess the market value of rural properties in Brazil, Argentina and Uruguay, we requested an appraisal by Cushman & Wakefield Argentina S.A., independent real estate valuation firm knowledgeable about the agriculture industry and the local real estate market. As part of these appraisals, the value of each of our properties was determined using the sales comparison approach taking into account current offerings and prices buyers had recently paid for comparable sites, adjusted for the differences between comparable properties and the subject property to arrive at an estimate of the value. The major elements of comparison used to value the properties included the property rights conveyed, the financial terms incorporated into the transaction, the conditions or motivations surrounding the sale, changes in market conditions since the sale, the location of the real estate and the physical characteristics of the property.

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

Cushman & Wakefield has informed us their assessment of the market value of our farmland as of September 30, 2020. According to Cushman & Wakefield, the market value of our farmland totaled $763.2 million, out of which $699.4 million correspond to the market value of our farmland in Argentina and Uruguay, and the remaining $63.8 million correspond to the market value of our farmland in Brazil. Net of minority interests in certain Argentine farms, the market value of our farmland totaled $712.5 million. These valuations are only intended to provide an indicative approximation of the market value of our farmland property as of September 30, 2020 based on then current market conditions. This information is subject to change based on a host of variables and market conditions.

Farm	State, Country	Gross Size (Hectares)	Current Use
El Meridiano	Buenos Aires, Argentina	6,302	Grains
Las Horquetas	Buenos Aires, Argentina	2,086	Grains & Cattle
San Carlos	Buenos Aires, Argentina	4,215	Grains
La Carolina(2)	Santa Fe, Argentina	4,306	Grains & Cattle
El Orden(2)	Santa Fe, Argentina	3,506	Grains & Cattle
La Rosa	Santa Fe, Argentina	4,087	Grains & Cattle
San Joaquín	Santa Fe, Argentina	37,273	Rice, Grains & Cattle
Carmen	Santa Fe, Argentina	10,021	Grains
Abolengo	Santa Fe, Argentina	6,662	Grains
Santa Lucia	Santiago del Estero, Argentina	17,495	Grains & Cattle
El Colorado	Santiago del Estero, Argentina	4,960	Grains
La Guarida (1)	Santiago del Estero, Argentina	7,880	Grains & Cattle
La Garrucha (1)	Salta, Argentina	1,839	Grains
Los Guayacanes (1)	Salta, Argentina	3,693	Grains
Ombú	Formosa, Argentina	18,321	Grains & Cattle
Oscuro	Corrientes, Argentina	33,429	Rice, Grains & Cattle
Itá Caabó	Corrientes, Argentina	22,888	Rice, Grains & Cattle
Bela Manhã	Mato Grosso do Sul, Brazil	381	Sugarcane
Ouro Verde	Mato Grosso do Sul, Brazil	679	Sugarcane
Don Fabrício	Mato Grosso do Sul, Brazil	3,302	Sugarcane
Takuarê	Mato Grosso do Sul, Brazil	489	Sugarcane
Agua Branca	Mato Grosso do Sul, Brazil	1,614	Sugarcane
Nossa Senhora Aparecida	Mato Grosso do Sul, Brazil	540	Sugarcane
Sapálio	Mato Grosso do Sul, Brazil	6,140	Sugarcane
Carmen (Agua Santa)	Mato Grosso do Sul, Brazil	146	Sugarcane
La Pecuaria	Duranzo, Uruguay	3,177	Grains
Doña Marina	Corrientes, Argentina	14,755	Rice
Total		220,186
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

A substantial portion of our assets consists of rural real estate. The agricultural real estate market in Brazil, Argentina and Uruguay is particularly characterized by volatility and illiquidity. As a result, we may experience difficulties in immediately adjusting our portfolio of rural properties in response to any alterations in the economic or business environments. The volatility of the local market could affect our ability to sell and receive the proceeds from such sales, which could give rise to a material adverse effect on our business, results of operations and financial condition. See "Risks Related to Our Business and Industries-A substantial portion of our assets is farmland that is highly illiquid.”

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

Property, Plant and Equipment

In addition to our farmland, we also own the following principal industrial facilities:

Facility	Province, Country	Relevant Operational Data	Current Use
“Christophersen”	Santa Fe, Argentina	19,240 tons of storage capacity. 2,880 tons per day of drying capacity	Seedbed and stockpiling plant (1)
"Las Horquetas"	Buenos Aires, Argentina	5,760 tons per day of drying capacity for grains	Storage, handling and conditioning
“Semillero Itá Caabó”	Corrientes, Argentina	-	Rice genetic improvement program
“Molino Ala — Mercedes”	Corrientes, Argentina	Installed capacity of 6,516 tons of white rice monthly, and husk rice drying capacity of 2,250 tons per day	Rice processing and drying plant
“Molino Ala — San Salvador”	Entre Ríos, Argentina	Installed capacity of 5,779 tons of white rice monthly, and husk rice drying capacity of 1,950 tons per day	Rice processing and drying plant
Molino Franck	Santa Fe, Argentina	Processing capacity of 6,924 tons of white rice monthly, and husk rice drying capacity of 1,650 tons per day	Rice processing and drying plant
Free-Stall I, Free-Stall II and Free-Stall III	Santa Fe, Argentina	Production capacity of more than 135 million liters of raw milk 11,104 milking cows	Raw milk production
Bio-digester	Santa Fe, Argentina	1.4 MW capacity	Energy generation
Morteros Facility	Córdoba, Argentina	Production capacity of 840,000 liters per day Reception capacity of 1.2 million liters per day Storage capacity of 25.8 million liters	Milk processing facility producing milk powder and semi-hard cheese. Sells products to the export market
Chivilcoy Facility	Buenos Aires, Argentina	Production capacity of 870,000 liters per day Reception capacity of 1.2 million liters per day Storage capacity of 1.5 million liters of fluid milk	Milk processing facility, producing UHT, UP milk and yogurt. Sells products to the domestic market
"Maní del Plata"	Córdoba, Argentina	Shelling capacity of 70,000 tons, blanching capacity of 36,000 tons. Storage capacity of 50,000 tons of inshell and 7,500 tons of finished product	Peanut processing facility producing raw and blanched peanut. Sells mainly to the export market
"Girasoles del Plata"	Buenos Aires, Argentina	Processing capacity of 6 tons/hour of confectionary and 13 tons/hour of bakery. Storage capacity of 4,000 tons of confectionary.	Sunflower processing facility producing confectionary and bakery sunflower. Sells mainly to the export market
“Angélica Agroenergía”	Mato Grosso do Sul, Brazil	Installed milling capacity of 5.6 million tons of sugarcane annually, 331,590 tons of sugar, 298,431 cubic meters of ethanol, and over 504,000 MWh of energy exports.	Sugar and ethanol mill producing hydrated ethanol, anhydrous ethanol and VHP sugar. Sells energy to local network
“Ivinhema Agroenergía”	Mato Grosso do Sul, Brazil	Installed milling capacity of 7.4 million tons of sugarcane annually, 362,520 tons of sugar, 362,520 cubic meters of ethanol, and over 612,000 MWh of energy exports.	Sugar and ethanol mill producing hydrated ethanol and VHP sugar. Sells energy to local network
________________________________________________________________________________________________
(1)Classification of wheat and soybean seeds.

For additional information regarding our property, plant and equipment, see Note 12 of the Consolidated Financial Statements.

Customers

We sell manufactured and agricultural products to a large base of customers. The type and class of customers may differ depending on our business segments, regions and some logistics issues that are very important in our decision making. For the year ended December 31, 2020 more than 89% of our sales of crops were sold to ten well-known customers, both multinational or local. Of these customers, the first four cases represented almost 63% of our sales and the remaining six represented approximately 26% of our net sales in the course of that year.

In the Sugar, Ethanol and Energy segment, sales of ethanol were concentrated in five customers, which represented 84% of total sales of ethanol for the year ended December 31, 2020. Approximately 90% of our sales of sugar were concentrated in five customers for the year ended December 31, 2020. The remaining 10% was dispersed among several customers. In 2020, energy sales were 65% concentrated in six major customers.

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

The following table describes the Brazilian competitive landscape:

Brazil
Number of Mills	384
Sugarcane crushed (million tons)	642.7
Ethanol Production (million cubic meters)	35.6
Sugar Production (million tons)	29.8
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

Supplies and Suppliers

Our principal supplies for our farming business are seeds, fertilizers, pesticides and fuel, which represented 8.6%, 6.7%, 12.1% and 3.6%, respectively, of our total direct costs (including leasing cost). Further, these supplies represented 27.5% of our total cost of production (including manufacturing and administrative expenses) for 2020. As we use direct sowing in 99% of our planted area, without requiring soil preparation, fuel represents only 3.2% of the total cost of production for 2020.

Our principal supplies for our sugar, ethanol and energy business are diesel, lubricants and fertilizers, which collectively represented 16.1% of our total cost of production (including manufacturing and administrative expenses) in the sugar, ethanol and energy business for 2020. We have an extensive network of suppliers for each of our business segments and for each required input within each segment, resulting in lower reliance on any particular supplier. Our ten largest suppliers account for 22.1% of our total expenditures for supplies in 2020. While we value the relationships we have developed with each of our suppliers given the quality we have come to expect, we do not consider any single supplier to be key to our production.

We have been able to obtain lower prices particularly due to the volume that derives from our large-scale operations.

Seasonality

Our business activities are inherently seasonal. We generally harvest and sell most of our grains (corn, soybean, rice and sunflower) between February and August, with the exception of wheat, which is harvested from December to January. Peanut is harvested from April to May, and sales are executed with higher intensity during the third quarter of the year. Cotton is unique in that while it is typically harvested from June to August, it requires processing which takes about two to three months to complete. Sales in our dairy business segment tend to be more stable. However, milk production is generally higher during the fourth quarter, when the weather is more suitable for production. In general terms, processing of rice and milk tend to be more stable during the year. Although our Sugar, Ethanol and Electricity cluster is currently operating under a “non-stop” or “continuous” harvest and without stopping during traditional off-season, the rest of the sector in Brazil is still primarily operating with large off-season periods from December/January to March/April. The result of large off-season periods is fluctuations in our sugar and ethanol sales and in our inventories, usually peaking in December to take advantage of higher prices during the traditional off-season period (i.e., January through April). As a result of the above factors, there may be significant variations in our financial results from one quarter to another. In addition our quarterly results may vary as a result of the effects of fluctuations in commodities prices, production yields and costs on the determination of changes in fair value of biological assets and agricultural produce. See “Item 5. Operating and Financial Review and Prospects-A. Operating Results-Critical Accounting Policies and Estimates-Biological Assets and Agricultural Produce.”

Sustainability

Our production model is based on sustainability standards that seek to produce food and renewable energy on a long-term basis. Those standards include best practices and certifications that promote development and health, customer satisfaction and stakeholders' interest, neighboring community welfare, food care and food safety, and environmental protection. Accordingly, our sustainable approach to farming requires that we take into account not only economic, but also social and environmental aspects specifically adapted to local circumstances. We believe we accomplish these goals through a team committed to our values: trust, transparency, efficiency, innovation, safety and sustainability.

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
When processes and protocols are defined they can be audited and certified by qualified third parties. Adecoagro has certified its crop and rice production in Argentina under ISO 9001, its biodigestor energy generation in Argentina under ISO 14001, and RTRS in most of our crop operating units. In addition to this, in 2020 we have certified our paddy rice production under SAI (Sustainable Agriculture Initiative) squeme.
In order to achieve efficient scales of production, we have redesigned our field sizes by removing useless cattle infrastructure such as fencing. Larger fields reduce the overlapping of farm works, enhancing operating efficiency, reducing the use of inputs and achieving agronomic timing (planting or harvesting on time). The goal is to reduce operative time and to improve efficiency in the use of inputs. Large-scale production also requires the implementation of advanced technology such as GPS (Global Positioning System), GIS (Geographic Information System) and modern machinery as well.
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
The contractor model in the Argentine humid pampas region has existed for over s years and has developed into a highly competitive market. Contractors have gained extensive expertise and skill in the management of agricultural machinery and have access to modern advanced technology. When working with them, we seek to develop win-win relationships with our contractors by considering them as part of our production team and providing constant technical training and support through our GTA (as defined below) activities. We strive to have a number of contractors associated with each farm to generate competition and allow benchmarking to enhance operational efficiency and ensure high-quality service.
In regions where this model is not fully developed, we use a mixed system where we hire the most experienced contractors in the region and we also operate our own machinery. We promote the development of new contractors by providing training and selling them our used machinery. We also promote the movement of selected contractors from developed regions into new marginal regions by offering them an opportunity to grow their businesses. In other regions where there is no established contractor system or there is specific farm work (rice land leveling for instance), we own majority of the machinery. In our Sugar, Ethanol and Energy business, we own or lease and operate all the agricultural equipment and machinery needed for sugarcane planting and harvesting operations. Such model is performing very well and is encouraging us to consider it for our Farming businesses, where we actually have recently incorporated some additional planters and harvesters. Our main goal is to achieve high-quality farm works, both when selecting any contractor and when using our own machinery. In Brazil we partially employ the contractor model only for specific tasks such as land leveling, and aerial spraying among others.

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

No-Till
“No-till” is the cornerstone of our crop production technology and the key to maintaining and even increasing the value and productivity of our land assets. “No-till” - often called zero tillage or direct sowing - is a technology developed more than 40 years ago to grow crops from year to year without disturbing the soil through tillage, and arose as an opposition to conventional tillage.
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

Water management
Since crops need sufficient water to achieve their potential yields, we are engaged in techniques aimed to increase the efficiency of water usage and at the same time to decrease soil erosion risks. In that regard, “no-till” presents strong advantages since it improves rainfall infiltration and increases the soil’s water storage capacity. In areas that may be subject to excess water, we are developing terraces, soil leveling and other techniques intended to decrease runoff and erosion risks. In some of the jurisdictions in which we operate, the use of water for irrigation requires obtaining special permits. For certain irrigated crops such as rice, we focus on the design and operation of rainwater harvesting, collecting water from rain in semi-natural reservoirs destined for future irrigation. In addition, we have developed a water recycle system for each farm where excess of water (derived from drainage and rainfalls) can be reused, instead of being drained out of the farm. Channels to conduct the water and drain the fields are developed by experts in order to deliver water in the most efficient manner. We have developed Precision Leveling system (with zero or controlled grade level) in most of our rice farms to increase productivity and reduce production costs. This technique involves a precise leveling of the land based on GPS and Laser technology. When fields are accurately leveled, water irrigation requirements are reduced, thus lowering the cost of labor and energy. Efficient management of irrigation results in a positive impact on yields. Additionally, as the fields can be larger, there are some operational benefits that can be achieved by reducing machinery working times. Recently, we have implemented polypipe irrigation system in the most hilly rice-fields. This technology consists of deploying plastic pipes to conduct irrigation water from big channel to the fields, thus reducing water consumption, alongside with a small reduction of area devoted to infrastructure. In addition, we are using drones to assess water levels during rice irrigation season. Through this high-precision surveillance method, we are enhancing water management, which improves potential yield, while reducing water consumption. Drones use different cameras to detect water levels even when dense canopies cover the fields. Other crops such corn seed and, sunflower seed are irrigated by highly efficient pivot spraying systems. This type of irrigation system allows us to distribute water uniformly throughout the field, improving the use of water in terms of total millimeters per year. We conduct soil moisture sampling to define the best moment and amount of water to be used for irrigation in each plot.

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

Industrial Technology
In the recent years, we have incorporated many industrial facilities to our portfolio, so we have been actively enhancing their performance through the implementation of technology. In the case of dairy industry, we have replaced the source of energy from LPG gas to Natural gas in the facility of Morteros, thus reducing both the cost of production and the impact to the environment. In the same facility, we have incorporated the technology to produce Fat Filled, a product that help us to enhance operational efficiency while achieving new markets. In the case of Chivilcoy dairy facility, we have incorporated the technologies to produce and package UHT cream, yoghurt and milk with cacao. These incorporations help us to enhance our milk-based product portfolio. All these three new products are based on own formula developed by our Production and Quality team.

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
Since November 2017, we are producing renewable electricity from our bio-digester built in our Dairy Farm. The bio-digester transforms cow manure into biogas with high methane content, which then fuels a cogeneration facility that generates 1.4 MW of Power. The electricity produced is sold to the grid under a long-term contract with an Argentinean federal utility. Additionally, as this project allows us to reduce GHG emissions, we have registered the project under the VCS (Verified

Carbon Standard) to deliver carbon credits from the bio-digester. In 2011, we received a grant from Sustainable Energy and Climate Change Initiative from the Inter-American Development Bank (SECCI) in order to carry out the pre-feasibility assessment. We have also received a grant from the “Agencia Nacional de Promoción Científica y Tecnologica”, an agency which promotes technological innovation, to partially fund the investment. In July 2016, we participated of Argentina’s “RenovAr” renewable energy auction and entered into a 20-year contract to supply up to 9,145 MWh per year at an average price of US$ 158.92 per MWh plus bonifications. At UMA, we have implemented a pilot plant that produces biogas from vinasse, developed in partnership with Efficiencia, a subsidiary of Companhia Energética de Minas Gerais (“CEMIG”). The technology developed during this project will allow us to generate additional energy from vinasse while maintaining the fertilizer recycling potential of UMA. We have replicated this project under a Commercial scale in our Cluster in Mato Grosso do Sul (Brazil). Currently, we are fine-tuning the production process in order to enhance efficiency. Once the technology start working accordingly, we may expand the capacity in order to maximize the production of biogas in the Cluster. These emission reduction projects could also improve our efficiency by decreasing the carbon emission.

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

Education
Our sugarcane and rice operations have a very important economic impact in the communities where we are located, and we have developed a Social Action Program in the various municipalities. In 2005, we started a partnership with Cimientos in Corrientes, Santa Fe, Santiago del Estero and Entre Rios in Argentina, through which we have awarded 68 educational programs in 204 urban and rural schools located close to our rice operations. These programs benefit 30,528 students. Cimientos is a non-profit organization that promotes equal educational opportunities for children and youth from low-income families in Argentina. In 2016 we started another program together with Conciencia (a local NGO) in which we support our employees’ children to complete their education. This new program began in Salta near to Los Guayacanes, and 16 children participated. In 2017 we extended the program to the City of San Salvador, where 18 children participated and between the two establishments we reached a total of 20 children in the program.
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

Nutrition

    In Argentina, we work in partnership with Conin Foundation, which fights malnourishment in children, focusing its actions in three main aspects: education, assistance and research. In 2020, we donated nearly 308 tons of rice and milk. We also work in partnership with the Argentine Food Bank Network, to whom we are currently donating approximately 48 tons of processed rice. This network operates in 17 cities and is a nonprofit distribution enterprise that serves the community by acquiring donated food and making it available to people who are hungry through a network of community agencies. These agencies include school feeding programs, food pantries, soup kitchens, hospices, substance abuse clinics, after-school programs and other nonprofit organizations. Additionally, we have been contributing food to Solidagro, an alliance between rural corporate institutions and civic organizations that seek to solve famine and malnutrition problems, since 2007. We are also collaborating with selected soup kitchen initiatives such as Caritas, CONIN.

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

Seamos Uno
In connection with the COVID-19 pandemc, we support Seamos Uno, a special campaign that delivered one million boxes of food and hygiene items in the Buenos Aires suburbs and in the Citi of Buenos Aires. This social program brought together companies, non-profit organizations and religious associations. In this effort 1,035,699 families receive this aid and assistance. Adecoagro contributed the following:

•25 thousand liters of milk,
•50 thousand kilos of rice,
•4.1 million kilograms of food delivered at low prices,
•A person from our team dedicated full time for 6 months as Supply Coordinator for the campaign,
•Invitation to our personnel to participate in the project: for each box donated to Seamos Uno by an employee, we donated two additional boxes. As a result, $1,814,524 were raised and 76 employees joined the campaign.

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

Brazil

Sugar Sale Agreements
In 2020, our largest three customers in this segment comprised approximately 72% of our sugar sales agreements. Adecoagro Vale do Ivinhema S.A. (via Adecoagro Uruguay S.A.) entered into sugar sales agreements with Louis Dreyfus Commodities, Suisse S.A, Engelhart Commodities Trading Partners (formerly known as BTG Pactual Commodities) and Viterra B.V. (formerly known as Glencore Agriculture B.V.), pursuant to which Adecoagro Vale do Ivinhema S.A. agreed to supply approximately 445,000 metric tons of Brazilian VHP (very high polarization). This specific amount of sugar was delivered during the 2020 harvest year in Paranaguá port, and the price was fixed in reference to the ICE Sugar N°11 Futures.

Electric Energy Agreements
Adecoagro Vale do Ivinhema S.A. entered into an agreement for the sale of energy to CCEE. This agreement is a result of a public auction by the Brazilian federal government in August 2008, carries a term of 15 years, and requires Adecoagro Vale do Ivinhema S.A. to supply CCEE with 87,600 MWh annually during the harvest periods each year (April to December), at a rate of R$196.41/MWh. The price of energy under the contract is adjusted annually according to inflation.
In August 2010, Adecoagro Vale do Ivinhema S.A. participated in a public auction by the Brazilian federal government. As a result of this auction, Adecoagro Vale do Ivinhema S.A. entered into second 15-year agreement with CCEE starting in 2011, for the sale of 131,400 MWh per year at a rate of R$265.03/MWh.

Intellectual Property
As of April 2021, our corporate group owned 38 trademarks registered with the Argentine National Intellectual Property Institute and had 11 trademarks in the process of registration. Also, Adeco Brasil and UMA owned 17 trademarks registered with the Brazilian National Industrial Property Institute (“INPI”), and had submitted 10 trademark registration requests, all of which are currently being challenged by third parties or were initially denied by INPI. In addition, Adeco Agropecuaria Brasil S.A. had submitted one trademark for registration. Agroglobal S.A. (now Adecoagro Uruguay S.A.) has one trademark registered in Uruguay.
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

C.ORGANIZATIONAL STRUCTURE
Corporate Structure
We are a corporation organized under the laws of the Grand Duchy of Luxembourg under the form of a société anonyme. As of April 27, 2021, we held approximately 100% of the interests in Adecoagro LP S.C.S., a société en commandite simple organized under Luxemburg law with a de minimis remaining interest owned by Adecoagro GP S.à r.l, a société à responsibilité limitée organized under Luxemburg law and our substantially wholly-owned subsidiary. Adecoagro LP S.C.S. is a holding company with operating subsidiaries owning farmland and facilities throughout Argentina, Brazil and Uruguay. For a diagram of our Organizational structure as of April 20, 2018, please see “Item 4. Information on the Company – A. History and Development of the Company – History.”
As of April 27, 2021 our principal shareholders were Al Gharrafa Investment Company, Stichting Pensioenfonds Zorg en Welzijn, Route One Investment Co LP, EMS Capital LP and Brandes Investment Partners LP. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”
D.PROPERTY, PLANTS AND EQUIPMENT
See “B. Business Overview—Land Transformation—Our Farms”; “—Property, Plant and Equipment.”
Item 4A.    Unresolved Staff Comments
Not applicable.
Item 5.    Operating and Financial Review and Prospects

Item 5 of this Annual Report on Form 20-F discusses the Company’s operating and financial review and prospects as of and for the fiscal years ended December 31, 2020 and 2019. Item 5 “A. Operating and Financial Review and Prospects—Operating Results—Results of Operations--Year Ended December 31, 2019 Compared to Year Ended December 31, 2018,” Item 5 “Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” and Item 5 Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash Flows—Cash Flows for the Year Ended December 31, 2019 Compared to Year Ended December 31, 2018” included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2019 filed with the SEC on April 28, 2020 are incorporated herein by reference.
Description of recent changes to our accounting policies
The Company has changed its accounting policy for the presentation of finance income/expenses. Until June 2020, the Company had elected not to segregate the impact of inflation on financial results. The company has decided to change its presentation policy and segregate the impact of inflation over financial results, considering the segregation of such effects provides reliable and more relevant information. Financial results will be presented reflecting interest and exchange difference, net of its inflation effects. This change represents only a reclassification within Financial results and does not have any impact on total financial results, net or net income. This change has been reflected in the comparative periods, thus, comparative figures have been restated. See Note 34 to our Consolidated Financial Statements.

Overview
We are engaged in agricultural, manufacturing and land transformation activities. Our agricultural activities consist of harvesting certain agricultural products, including crops (soybeans, corn, wheat, etc.), rough rice, and sugarcane, for sale to third parties and for internal use as inputs in our various manufacturing processes, and producing fluid milk. Our manufacturing activities consist of (i) selling manufactured products, including processed rice, sugar, ethanol and energy, among others, (ii) since April 2019, in our acquired milk facilities we produce UHT and UP milk, powder milk and semi-hard cheese, among others; and (iii) providing services, such as grain warehousing and conditioning and handling and drying services, among others. Our land transformation activities consist of the acquisition of farmlands or businesses with underdeveloped or underutilized agricultural land and implementing production technology and agricultural best practices to enhance yields and increase the value of the land. Please see also "“Item 3. Key Information-D. Risk Factors —Risks Related to Argentina-

Argentine law concerning foreign ownership of rural properties may adversely affect our results of operations and future investments in rural properties in Argentina" and "“Item 3. Key Information-D. Risk Factors —Risks Related to Brazil- Recent changes in Brazilian rules concerning foreign investment in rural properties may adversely affect our investments."
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
There are significant economic differences between our agricultural and manufacturing activities. In addition to our agricultural activities, we perform manufacturing activities in the Crops (including peanut and sunflower products), Dairy, Rice and Sugar, Ethanol and Energy segments. Our other agricultural activities including those within Crops and All Other Segments do not involve further manufacturing processes. The table below sets forth our agricultural and manufacturing activities by segment.

Segment	Agricultural Product	Manufactured Product and Services Rendered
Crops	Soybean, Corn, Wheat, Sunflower and Peanuts among others	Grain drying and conditioning

Rice	Rough rice	White rice and brown rice

Dairy	Fluid milk	UHT and UP milk, powder milk and semi-hard cheese, among others

Sugar, Ethanol and Energy	Sugarcane	Sugar, Ethanol and Energy
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
Agricultural Activities
Our agricultural activities involve the management of the biological transformation of biological assets into agricultural produce for sale to third parties, or into agricultural products that we use in our manufacturing activities. We measure our biological assets and agricultural produce in accordance with IAS 41 "Agriculture." IAS 41 requires biological assets to be measured on initial recognition and at each balance sheet date at their fair value less cost to sell, with changes in fair value recognized in the statement of income as they occur. As market prices are generally not available for biological assets while they are growing, we use the present value of expected net cash flows as a valuation technique to determine fair value, as further discussed below in "-Critical Accounting Policies and Estimates." ln addition, agricultural produce at the point of harvest is measured at fair value less cost to sell, which is generally determined by reference to the quoted market price in the relevant market. Consequently, the gains and losses arising on initial recognition and changes in fair value of our biological assets and the initial recognition of our agricultural produce at the point of harvest are accounted for in the statement of income in the line item "lnitial recognition and changes in fair value of biological assets and agricultural produce."
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

A. OPERATING RESULTS

Trends and Factors Affecting Our Results of Operations
COVID-19
The global impact of the COVID-19 outbreak and measures taken to reduce the spread of the virus have had an adverse effect on the global macroeconomic environment, and may continue to create continued economic uncertainty and reduced economic activity. The outbreak has resulted in authorities implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, shelter-in-place or total lock-down orders and business limitations and shutdowns.
The speed and extent of the spread of COVID-19, and the duration and intensity of resulting business disruption and related financial and social impact, are still uncertain, and such adverse effects on our business and financial position may still be material.
In Brazil, the government created a crisis committee to monitor the impact of COVID-19 in March 2020. Since then, it has announced several measures (tax and others) to address the effects of COVID-19. In this regard, the Brazilian health authorities, as well as several state and municipal authorities have adopted or recommended social distancing measures.
In Argentina, on March 20, 2020 the Argentine government implemented a social, preventive and mandatory isolation regime, prohibiting the circulation of people on routes, roads and public spaces (the “Mandatory Isolation Regime”) which has already been partially reverted as of the day of this report.
As of the date of this report, the activities pursued by our Argentine subsidiaries, related to agricultural production, distribution and commercialization, were exempted from the Mandatory Isolation Regime for being considered “essential” activities. Also our activities in Brazil have no restrictions.
Company measures
Since COVID-19 was declared pandemic by the World Health Organization, the Company committed to provide a safe environment for its employees and contractors, and immediately prepared measures and developed safety protocols to mitigate the eventual risk of being affected by the disease, and to prevent an uncontrolled spread of COVID-19 through the operations of its subsidiaries. Adecoagro has enacted Prevention and Action Protocols tailored for each facility and activity, in addition to constituting Crisis Committees.
Measures taken include but are not limited to: (i) body temperature controls at entrances of each facility and other critical check points, (ii) mandatory distancing in the workplace, (iii) maximum limit of people in the conferences rooms, lunch room and vehicles (iv) sanitary barriers, (v) special protective attire and masks, (vi) mandatory quarantines for those who have been in contact with travelers or with symptomatic persons, (vii) training programs and information about how to prevent the risks of transmission of COVID-19, (viii) hired an infectious disease specialist to further assess on site. Additionally, remote work has been guaranteed for the duration of the Pandemic for employees based in central offices, and a rotation scheme has been implemented for administrative employees based in the farms or industrial facilities.
All our businesses are operating without any major disruption both at the farm and industry levels. However, if the current situation deteriorates and infection rates increase, or a new wave of COVID-19 or other disease spreads, we may be affected in our operations and financial results. Our Sugar & Ethanol business has been negatively affected by the economic turmoil unleashed by the spread of COVID-19 in Brazil, in addition to the collapse in the international price of oil. Demand for ethanol has dropped 60% since March as a consequence of the lockdown, and might continue if the lockdown persists (see“Item 3. Key Information-D. Risk Factors —Risks Related to Our Business and Industries — Ethanol prices are correlated to the price of sugar and are also closely correlated to the price of oil, so that a decline in the price of sugar or a decline in the price of oil will adversely affect our sugar and ethanol businesses" and "We may be exposed to risks related to health epidemics, and the COVID-19 in particular, that could adversely impact our ability to operate our business and results of operations").Most of our businesses are operating without any major disruption both at the farm and industry level as well as on the road and at the ports. However, the demand of our products, mainly ethanol in Brazil, has been reduced as a consequence of the lockdown decided by the authorities in connection with the pandemic. Nevertheless, we are optimizing our production mix, in order to mitigate such reduction in demand.

The Company is closely monitoring the situation and taking all necessary measures at its disposal to preserve human life and its operation.

In the first six months of 2020, our Sugar, Ethanol and Energy business, experienced a decrease in prices of ethanol due to the decrease in international oil prices, and a decrease in demand as a consequence of the reduced circulation of people in response to the pandemic. In light of these factors, we slowed down our crushing pace, implemented a cost reduction plan and maintained the workforce sized to our operational needs. As signs of a partial recovery started to emerge, we revamped our operations and accelerated our crushing pace during the second semester, more than offsetting the lower initial crushing.

Given the uncertainty around the extent and timing of the future spread of COVID-19 or its variants and the imposition or relaxation of protective measures, it is not possible to predict the COVID-19’s effects on the industry, generally, and to reasonably estimate the long-term financial impact on the Company.

(ii) Effects of Yield Fluctuations
The occurrence of severe adverse weather conditions, especially droughts, hail, floods or frost, are unpredictable and may have a potentially devastating impact on agricultural production and may otherwise adversely affect the supply and prices of the agricultural commodities that we sell and use in our business. The effects of severe adverse weather conditions may also reduce yields at our farms (i.e. during April and November 2019 we suffered of drought in Mato Grosso do Sul, which had a major impact in sugarcane yields decrease for the year). Yields may also be affected by plague, disease or weed infection and operational problems.

The following table sets forth our average crop, rice and sugarcane yields per hectare for the periods indicated:

	2019/2020	2018/2019	2017/2018	% Change
	Harvest Year (1)	Harvest Year (1)	Harvest Year (1)	2019/2020 -2018/2019	2018/2019 -2017/2018
Corn (2)	6.0	6.5	4.9	(7.7)%	32.7%
Soybean	2.7	3.2	2.5	(15.6)%	28.0%
Soybean (second harvest)	2.0	1.4	1.2	42.9%	16.7%
Wheat (3)	3.2	2.9	2.2	10.3%	31.8%
Peanut	3.3	3.1	2.1	6.5%	47.6%
Sunflower	1.9	1.6	1.8	18.8%	(11.1)%
Rice	6.7	5.9	6.9	13.6%	(14.5)%
Sugarcane (4)	79.0	75.6	89.3	4.5%	(15.3)%
(1) This column reflects the full harvest season.
(2) Includes sorghum and chia.
(3) Includes barley, rye, oats, chickpea and black pea.
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

(iv) Effects of Fluctuations in Commodities Prices
Commodity prices have historically experienced substantial fluctuation. For example, between January 1, 2020 and December 31, 2020, sugar prices increased by 18.0%, according to Intercontinental Exchange of New York (“ICE-NY”) data, and ethanol prices increased by 1.5%, according to Escola Superior de Agricultura “Luiz de Queiroz” (“ESALQ”) data. Also, based on Chicago Board of Trade (“CBOT”) data, from January 1, 2020 and December 31, 2020, soybean prices increased 39.5% and corn prices increased by 24.8%. Commodity price fluctuations impact our consolidated statement of income as follows:

•Initial recognition and changes in the fair value of biological assets and agricultural produce in respect of unharvested biological assets undergoing biological transformation;
•Changes in net realizable value of agricultural produce for inventory carried at its net realizable value; and
•Sales of manufactured products and agricultural produce to third parties.
The rapid and widening spread of the COVID-19 impacted the price of the products we sell (i.e.sugar, ethanol, corn, powder milk among others) due to the lower demand and economic activity worldwide. During the first quarter of 2020, sugar prices decreased by 20% according to ICE-NY, ethanol prices decreased 24% according to ESALQ and corn prices decreased by 12.1% based on CBOT. However, during the second semester of the year prices recovered reverting the downside .
The following graphs show the spot market price of some of our products for the periods indicated:

Soybean in U.S. cents per bushel (CBOT)

1300
1200
1100
1000
900
800
700
600
dic-15
dic-16
dic-17
dic-18
dic-19
dic-20

Corn in U.S. cents per bushel (CBOT)

550
500
450
400
350
300
250
200
dic-15
dic-16
dic-17
dic-18
dic-19
dic-20

Sugar in U.S. cents per pound (ICE-NY)

26
24
22
20
18
16
14
12
10
8
dic-15
dic-16
dic-17
dic-18
dic-19
dic-20

Ethanol in Reais per cubic meter (ESALQ)

2.3
2
1.7
1.4
1.1
0.8
dic-15
dic-16
dic-17
dic-18
dic-19
dic-20

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

(vi) Effects of Fluctuations of the Production Area
Our results of operations also depend on the size of the production area. The size of our own and leased area devoted to crop, rice and sugarcane production fluctuates from period to period in connection with the purchase and development of new farmland, the sale of developed farmland, the lease of new farmland and the termination of existing farmland lease agreements. Lease agreements are usually settled following the harvest season, from July to September for crops and rice, and from May to April for sugarcane. The length of the lease agreements is usually one year for crops, one to five years for rice and five to six years for one-cycle sugarcane or twelve to fourteen years for two-cycle of sugarcane. Regarding crops, the production area can be planted and harvested one or two times per year. As an example, wheat can be planted in July and harvested in December. Right after its harvest, soybean can be planted in the same area and harvested in April. As a result, planted and harvested area can exceed the production area during one year. The production area for sugarcane can exceed the harvested area in one year. Grown sugarcane can be left in the fields and then harvested the following year.
The following table sets forth the production area for the periods indicated:

	Year ended December 31,
	2020	2019	2018	Chg (%) 2020-2019	Chg (%) 2019-2018
		Hectares
Crops (1)	161,705	152,976	153,970	5.7%	(0.6)%
Rice	41,544	40,417	40,289	2.8%	0.3%
Sugar, Ethanol and Energy	176,651	166,041	153,690	6.4%	8.0%
(1) Does not include second crop and forage area.

The increase in Crop production area in 2020 is explained by the increase in leased area included in our rotation model that has a higher mix of peanut and sunflower area in the current harvest season. The increase in sugar, ethanol and energy production area in 2020 is explained by the increase in leased hectares that provide sufficient cane supply for the entire year in accordance with the long-term growth plan of the company.

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
Our results of operations for earlier periods that do not include a recently completed acquisition or do include farming operations subsequently disposed of may not be comparable to the results of a more recent period that reflects the results of such acquisition or disposition. During 2020 we sold 811.7 hectares for a total consideration of $12.1 million in connection with the partial disposition of the "Abolengo" farm "Abolengo", located in Argentina's humid Pampas; and we also sold 4,633 hectares in connection with the disposition of "Huelen farm", located in the Province of La Pampa, Argentina, for a total consideration of $30.1 million of which $10.1 million were collected at the closing date.

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
Please refer to Item 4 - Information about the Company - Business Overview - COVID-19, for additional information concerning the COVID-19 pandemic. See also "“Item 3. Key Information-D. Risk Factors — Risk related to Argentina — The measures taken or to be implemented by the Argentine government in response to the COVID-19 pandemic may have an adverse effect on our business and operations.” and “We may be exposed us to risks related to health epidemics, and the COVID-19 in particular, that could adversely impact our ability to operate our business and results of operations.” and “The measures taken or to be implemented by the Brazilian government in response to the COVID-19 pandemic may cause adverse effect on our business and operations.”

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
    As local prices are determined taking into consideration the export parity reference, any increase or decrease in export taxes would affect our results of operations.

(x) Effects of Foreign Currency Fluctuations
Each of our Argentine, Brazilian and Uruguayan subsidiaries uses local currency as its functional currency. A significant portion of our operating costs in Argentina are denominated in Argentine Pesos and most of our operating costs in Brazil are denominated in Brazilian Reais. For each of our subsidiaries’ statements of income, foreign currency transactions are translated into the local currency, as such subsidiaries’ functional currency, using the exchange rates prevailing as of the dates of the relevant specific transactions. Exchange differences resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of income ("statement of income") under “finance income” or “finance costs,” as applicable. Our Consolidated Financial Statements are presented in U.S. dollars, and foreign exchange differences that arise in the translation process are disclosed in the consolidated statement of comprehensive income.
As of December 31, 2020, the Peso-U.S. dollar exchange rate was Ars. 84.2 per U.S. dollar as compared to Ars. 59.9 per U.S. dollar as of December 31, 2019. As of December 31, 2020, the Real-U.S. dollar exchange rate was R$5.2 per U.S. dollar as compared to R$4.02 per U.S. dollar as of December 31, 2019.
The following graph shows the Argentine Peso-U.S. dollar rate and the Real-U.S. dollar rate of exchange for the periods indicated:

Our principal foreign currency fluctuation risk involves changes in the value of the Brazilian Reais and the Argentine Peso relative to the U.S. dollar. Periodically, we evaluate our exposure and consider opportunities to mitigate the effects of currency fluctuations by entering into currency forward contracts and other hedging instruments.

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

(xii) Capital Expenditures and Other Investments

Our capital expenditures during the last five years consisted mainly of expenses related to (i) transforming and increasing the productivity of our land, (ii) planting sugarcane and (iii) expanding and upgrading our production facilities in concordance to our 5-year plan presented in 2017. Capital expenditures (including both maintenance and expansion) totaled $219.7 million for the period ended December 31, 2018, $257.0 million for the period ended December 31, 2019; and $166.8 million for the period ended December 31, 2020. The decrease in 2020 compared to 2019 is primarily due to a 56.1% decrease in expansion capex year-over-year, concluding the investment cycle that started in 2017. See also “Capital Expenditure Commitments.”

(xiii) Effects of Corporate Taxes on Our Income
We are subject to a variety of taxes on our results of operations. The following table shows the applicable income tax rates in effect for 2020:

Tax Rate (%)
Argentina(1)	30
Brazil(2)	34
Uruguay	25
Spain	25
Luxembourg	24.94
________________________________________________________________________________________________
(1)Including the Social Contribution on Net Profit (CSLL).

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
The DCF method requires the following significant inputs to project revenues and costs:

–Production cycles;
–Production area in hectares;
–Estimated crop and rice yields;
–Estimated sucrose content (Total Recoverable Sugar or TRS) for sugarcane;
–Estimated costs of harvesting and other costs to be incurred until the crops and rice reach maturity (mainly costs of pesticides, herbicides and spraying);
–Estimated transportation costs;
–Market prices; and
–Discount rates.
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
As of December 31, 2020, the impact of a 5% increase (decrease) in estimated yields for sugarcane, with all other variables held constant, would result in an increase (decrease) in the fair value of our plantations less cost to sell of $8.0 million (for 2019 the fair value was $7.1 million). As of December 31, 2020, the impact of a 20% increase (decrease) in estimated yields for rice, with all other variables held constant, would result in an increase (decrease) in the fair value of our plantations less cost to sell of $8.6 million (for 2019 this fair value was $3.8 million) for crops and $7.3 million (2019: $6.2 million).
The significant assumptions discussed above are highly sensitive. Reasonable shifts in assumptions including but not limited to increases or decreases in prices, costs and discount factors used would result in a significant increase or decrease to the fair value of biological assets. In addition, cash flows are projected over a number of years and based on estimated production. Estimates of production in themselves are dependent on various assumptions, in addition to those described above, including but not limited to several factors such as location, environmental conditions and other restrictions. Changes in these estimates could materially impact on estimated production, and could therefore affect estimates of future cash flows used in the assessment of fair value , including the potential impacts of the COVID-19 on commodity prices used in the cash flow model.
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
The sale of agricultural produce is revenue as defined in IFRS 15 "Revenue from Contracts with Customers". However, IAS 41 does not provide guidance on the presentation of revenues and costs arising from the selling of biological assets and agricultural produce. Due to the lack of guidance in IAS 41 and based on IAS 1, “Presentation of financial statements,” we present, as a matter of accounting policy, our sales of biological assets and agricultural produce and their respective costs within the lines items “Sales of goods and services rendered” and “Cost of goods and services rendered.” See "Notes 4 and 5" to our Consolidated Financial Statements for a breakdown of sales and costs for goods sold and services rendered. The sale of agricultural produce and biological assets represents the consideration received or receivable for the sale to third parties based generally on the applicable quoted market prices of the respective produce or biological asset in the relevant markets at the point of sale. At the point of sale, our agricultural produce is measured at net realizable value, which reflects the sale price less the direct cost to sell, and our biological assets are measured at fair value less cost to sell, in each case, using the applicable quoted market prices in the relevant markets.
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

Fair Value of Farmlands and investment property

Property, plant and equipment
Farmlands are recognized at fair value based on periodic, but at least annual, valuations prepared by an external independent expert. A revaluation reserve is credited in shareholders’ equity. The valuation is determined using sales Comparison Approach. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant premise being the price per hectare (See "Note 34.5 to our Consolidated Financial Statements"). 34.1

Investment property
Investment property consists of farmland for rental or for capital appreciation and not used in production or for sale in the ordinary course of business, and it is measured at fair value. The changes of the Fair value, which is based on an independent external expert, impacts the profit and loss of the period, in the line item Other operating income, net (See "Note 14 and Note 34.6 to our Consolidated Financial Statements)."

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
In the case of Goodwill, any goodwill acquired is allocated to the cash-generating unit (‘CGU’) expected to benefit from the business combination. CGU to which goodwill is allocated is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the carrying amount of the CGU may be impaired. The carrying amount of the CGU is compared to its recoverable amount, which is the higher of fair value less costs to sell and the value in use. An impairment loss is recognized for the amount by which the carrying amount exceeds its recoverable amount. The impairment review requires management to undertake certain significant judgments, including estimating the recoverable value of the CGU to which goodwill is allocated, based on either fair value less costs-to-sell or the value-in-use, as appropriate, in order to reach a conclusion on whether it deems the goodwill is impaired or not. (See "Note 34.1 to our Consolidated Financial Statements").

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

•The Company’s ‘Farming’ business is further comprised of four reportable segments:

▪The Company’s ‘Crops’ segment consists of planting, harvesting and sale of grains, oilseeds and fibers (including wheat, corn, soybeans, cotton and sunflowers, among others), and to a lesser extent the provision of grain warehousing/conditioning, handling and drying services to third parties and the purchase and sale of crops produced by third parties. Each underlying crop in this segment does not represent a separate operating segment. Management seeks to maximize the use of the land through the cultivation of one or more type of crops. Types and surface amount of crops cultivated may vary from harvest year to harvest year depending on several factors, some of them out of the Company´s control. Management is focused on the long-term performance of the productive land, and to that extent, the performance is assessed considering the aggregated combination, if any, of crops planted in the land. A single manager is responsible for the management of operating activity of all crops rather than for each individual crop.

▪The Company’s ‘Rice’ segment consists of planting, harvesting, processing and marketing of rice;

▪The Company’s ‘Dairy’ segment consists of the production and sale of raw milk; and industrialized products, including UHT, cheese and powder milk among others.

▪The Company’s ‘All other segments’ segment consists of the aggregation of the remaining non-reportable operating segments, which do not meet the quantitative thresholds for disclosure and for which the Company’s management does not consider them to be of continuing significance, namely, Coffee and Cattle.

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

	Year ended December 31,
	2020	2019	Chg (%) 2020-2019
Sales	(In thousands of $)
Farming Business	406,305	355,355	14.3%
Crops	168,461	166,446	1.2%
Soybean(1)	44,271	45,600	(2.9)%
Corn (2)	44,475	59,714	(25.5)%
Wheat (3)	14,732	19,818	(25.7)%
Peanut	46,708	28,928	61.5%
Sunflower	11,066	8,235	34.4%
Other crops (4)	7,209	4,151	73.7%
Rice (6)	101,862	101,156	0.7%
Dairy (7)	133,474	83,822	59.2%
All other segments (8)	2,508	3,931	(36.2)%
Sugar, Ethanol and Energy Business	411,459	531,783	(22.6)%
Sugar	171,102	97,710	75.1%
Ethanol	199,062	373,847	(46.8)%
Energy	41,169	59,652	(31.0)%
Other (9)	126	574	(78.0)%
Total	817,764	887,138	(7.8)%
Land Transformation (10)	7,934	2,504	216.9%

	2019/2020	2018/2019	2017/2018
	Harvest	Harvest	Harvest	Chg (%) 2019/2020-2018/2019	Chg (%) 2018/2019-2017/2018
Production	Year (11)	Year (11)	Year (11)
Farming Business
Crops (tons)(12)	720,106	649,108	533,692	10.9%	21.6%
Soybean (tons)	181,269	187,226	171,392	(3.2)%	9.2%
Corn (tons) (2)	364,823	292,698	258,054	24.6%	13.4%
Wheat (tons) (3)	104,236	114,809	78,640	(9.2)%	46%
Peanut (tons)	55,630	47,785	19,901	16.4%	140.1%
Sunflower (tons)	12,652	5,937	5,181	113.1%	14.6%
Cotton Lint (tons)	1,496	653	523	129.1%	24.8%
Rice (13) (tons)	278,348	239,223	276,693	16.4%	(13.5)%

	Year ended December 31,
	2020	2019	Chg (%) 2020-2019
Processed rice (14) (tons)	289,797	279,151	3.8%
Dairy(15) (thousand liters)	145,192	120,069	20.9%
Processed Milk (16) (thousand liters)	297,644	182,261	63.3%
Sugar, Ethanol and Energy Business
Sugar (tons)	646,981	213,256	203.4%
Ethanol (cubic meters)	502,170	756,494	(33.6)%
Energy (MWh)	717,915	853,139	(15.9)%
Land Transformation Business (hectares traded)	5,444	6,080	(10.5)%

	2020/2021	2019/2020	2018/2019	2017/2018	Chg (%) 2020/2021-2019/2020	Chg (%) 2018/2019-2017/2018
	Harvest	Harvest	Harvest	Harvest
Planted Area	Year (17)	Year	Year	Year
		(Hectares)
Farming Business (18)
Crops	223,171	203,020	191,209	194,711	9.9%	6.2%
Soybean	68,315	73,685	73,305	81,269	(7.3)%	0.5%
Corn (2)	57,067	61,685	47,058	56,741	(7.5)%	31.1%
Wheat (3)	46,646	32,799	40,213	36,533	42.2%	(18.4)%
Peanut	26,123	16,814	15,479	9,375	55.4%	8.6%
Sunflower	16,164	6,818	3,824	2,869	137.1%	78.3%
Cotton	3,519	4,461	5,316	3,132	(21.1)%	(16.1)%
Forage	5,337	6,758	6,014	5	(21.0)%	12.4%
Rice	44,282	41,544	40,417	40,289	6.6%	2.8%
Total Planted Area	267,453	244,564	231,626	235,000	9.4%	5.6%
Second Harvest Area	45,885	34,556	32,219	35,948	32.8%	7.3%
Leased Area	108,245	97,367	86,028	72,115	11.2%	13.2%
Owned Croppable Area (19)	107,986	105,883	107,364	122,144	2.0%	(1.4)%

	Year ended December 31,
	2020	2019	Chg (%) 2020 - 2019
Sugar, Ethanol and Energy Business
Sugarcane plantation	176,651	166,041	6.4%
Owned land	8,748	8,748	—%
Leased land	167,903	157,293	6.7%
(1)    Includes soybean, soybean oil and soybean meal.
(2)    Includes sorghum, chia and bean.
(3)    Includes barley, rye, oats, chickpea and vetch.
(4)    Includes seeds and farming services.
(5)    Accumulated adjustment of hyperinflation accounting translation for our Crops segment sales.
(6)    Sales of processed rice including rough rice purchased from third parties and processed in our own facilities, rice seeds and services.
(7)    Includes sales of energy from our bio digester, which produces biogas from effluents of our cows.
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
(12)    Crop production does not include 226,821 tons and 128,151 tons of forage produced as of December 31, in the 2019/2020 and 2018/2019 harvest years, respectively.
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
(17)    Represents the planting plan for 2020/2021 campaign. As of December 31, 2020, 90% of the planting plan is seeded.
(18)    Includes hectares planted in the second harvest.
(19)    Does not include potential croppable areas being evaluated for transformation and does not include forage area.

Year ended December 31, 2020 as compared to year ended December 31, 2019
The following table sets forth certain financial information with respect to our consolidated results of operations for the years indicated.

	2020	2019	Chg (%) 2020-2019
	(In thousands of $)
Sales of goods and services rendered	817,764	887,138	(7.8)%
Cost of goods sold and services rendered	(611,946)	(671,173)	(8.8)%
Initial recognition and Changes in fair value of biological assets and agricultural produce	122,729	68,589	78.9%
Changes in net realizable value of agricultural produce after harvest	7,005	1,825	283.8%
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	335,552	286,379	17.2%
General and administrative expenses	(53,428)	(57,202)	(6.6)%
Selling expenses	(95,058)	(106,972)	(11.1)%
Other operating income, net	1,987	(822)	(341.7)%
Profit from Operations Before Financing and Taxation	189,053	121,383	55.7%
Finance income	26,054	8,979	190.2%
Finance costs	(213,776)	(126,111)	69.5%
Other financial results - Net gain of inflation effects on the monetary items	12,064	16,911	(28.7)%
Financial results, net	(175,658)	(100,221)	75.3%
Profit / Before Income Tax	13,395	21,162	(36.7)%
Income tax Expense	(12,325)	(20,820)	(40.8)%
Profit for the Year	1,070	342	212.9%

Sales of Goods and Services Rendered

Year ended December 31,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total as per statement of income
	(In thousands of $)
2020	168,461	101,862	133,474	2,508	411,459	817,764
2019	166,446	101,156	83,822	3,931	531,783	887,138

Total sales of goods and service rendered totaled $817.8 million, 7.8% lower than in 2019, primarily as a result of:

•A $120.3 million decrease in our Sugar, Ethanol and Energy segment, mainly due to: (i) a 9.1% decrease in volume of sugar and ethanol sold measured in TRS (1), from 1,648 thousand tons during 2019 to 1,498 in 2020; (ii) a 1.6% lower volume of energy sold, (iii) a 16.7% decrease in ethanol price, from $488.0 per m3 in 2019 to $406.5 per m3 in 2020, (iv) a 7.8% decrease in sugar price, from $289.6 per ton in 2019 to $266.9 per ton in 2020; and (v) a 30.0 % decrease in energy price, from $59.6 MWh in 2019 to $41.7 MWh in 2020.

The decrease in volume of sugar and ethanol sold measured in TRS was mainly due to: (i) a reduction from 106.3 thousand tons of sugar processed from third parties during 2019, to null in 2020; and (ii) a decrease of 15.0 thousand tons measured in TRS in 2019, compared to an increase in inventories from an increase of 10.4 thousand tons measured in TRS during 2020. Partially offset by (i) a 1.5% increase in production measured in TRS equivalent, from 1,508 thousand tons during 2019, to 1,531 thousand tons during 2020, mainly explained by a 90% increase in sugar production, from 337.4 tons during 2019 to 641.1 tons during 2020, our high degree of flexibility allowed us to divert our production to sugar taking advantage of the higher relative prices. The increase in production is mainly due (i) a 1.8% increase in sugarcane milled, from 10.9 million tons during 2019 to 11.1 million tons during 2020, mainly explained by an increase in daily milling capacity.

The lower volume of energy sold was mainly explained by a 17.8% decrease in cogeneration efficiency, from 78.7 KWh per ton during 2019, to 64.7 KWh per ton in 2020 due to our decision of suspending the purchase of wood chips to third parties, partially offset by a 29.2% increase in third parties energy commercialization, from 173.1 MWh in 2019 to 223.7 MWh in 2020.

(1)On average, one metric ton of sugarcane contains 140 kilograms of TRS. While a mill can produce either sugar or ethanol, the TRS input requirements differ between these two products. On average, 1.045 kilograms of TRS equivalent are required to produce 1.0 kilogram of sugar, while the amount of TRS required to produce 1 liter of ethanol is 1.691 kilograms
The following figure sets forth the variables that determine our Sugar and Ethanol sales:
The following figure sets forth the variables that determine our Energy sales:
The following table sets forth the breakdown of sales of manufactured products for the years indicated.

	Year ended December 31,			Year ended December 31,			Year ended December 31,
	2020	2019	Chg %	2020	2019	Chg %	2020	2019	Chg %
	(in millions of $)			(in thousand units)			(in dollars per unit)
Ethanol (M3)	199.1	373.8	(46.8)%	489.7	766.0	(36.1)%	406.5	488.0	(16.7)%
Sugar (tons)	171.1	97.7	75.1%	641.1	337.4	90.0%	266.9	289.6	(7.8)%
Energy (MWh)	41.2	59.7	(31.0)%	987.2	1,001.2	(1.4)%	41.7	59.6	(30.0)%
Others	0.1	0.6	(78.0)%
TOTAL	411.5	531.8	(22.6)%
This decrease in sales of goods and services rendered was partially offset by:
•A $49.7 million increase in our Dairy segment mainly cause by (i) a 58.7% increase in volume of dairy products sold including fluid, powder and processed milk, cream, cheese and dairy products measured in liters of milk equivalent, from 215.5 million liters in 2019, to 342.1 million liters in 2020, explained by (a) an increase of 20.9% of fluid milk production in our free-stalls, from 120.1 million liters in 2019, to 145.2 million liters in 2020, due to a 20% increase in the number of cows from 9,066 average heads in 2019 to 10,876 average heads in 2020; and (b) an increase in fluid milk purchased to third parties to be processed in our industrial facilities, from 60.4 million liters in 2019 to 155.2 million liters in 2020.
This increase is partially offset by (i) a 9.7% decrease in average milk prices, from $0.31 per liter of fluid milk equivalent in 2019 to $0.28 per liter in 2020 despite new products processed with higher margins; and (ii) a negative effect of hyperinflation accounting and translation for our Argentine operations, from a negative impact of $0.9 million effect in 2019 compared to a negative impact of $2.0 million during the same period in 2020.
•A $2.0 million increase in our Crops segment mainly driven by (i) a 40.8% increase in the volume of peanut sold, from 30.6 thousand tons during 2019, to 43.1 thousand tons in 2020, driven by, (a) higher yields, from 3.1 tons per hectare in 2019 to 3.3 tons per hectare in 2020; and (b) higher planted area from 15.5 thousand hectares in 2019, to 16.8 thousand hectares in 2020, (ii) a 14.9% increase in peanut prices from $944.2 per ton in 2019, to $1084.5 per ton in 2020, (iii) a 31.0% increase in the volume of sunflower sold, from 8.4 thousand tons during 2019, to 11.0 thousand tons during 2020, explained by an increase in planted area, from 3.8 thousand hectares in 2019, to 6.8 thousand hectares in 2020; and (iv) a positive effect of hyperinflation accounting and translation for our Argentine operations, from a negative impact of $2.5 million effect in 2019 compared to a negative impact of $1.7 million during the same period in 2020.
This increase was partially offset by (i) a 24.9% decrease in the volume of wheat sold, from 108.8 thousand tons during 2019 to 81.7 thousand tons in 2020, driven by (a) a decrease in inventories of 14.1 thousand tons in 2019, compared to an increase in inventories of 30.6 thousand tons in 2020, (b) lower planted area from 40.2 thousand hectares in 2019, to 32.8 thousand hectares in 2020; (ii) a 24.3% decrease in the volume of corn sold, from 413.9 thousand tons during 2019, to 313.2 thousand tons during 2020, driven by (a) lower yields, from 6.5 tons per hectare in 2019 to 6.0 tons per hectare in 2020, (b) a decrease in inventories of 39.7 thousand tons in 2019, compared to an increase in inventories of 2.9 thousand tons in 2020; and (c) a reduction from 120.0 thousand tons of corn commercialized from third parties in 2019 compared to null in 2020.
The following table sets forth the breakdown of sales for the years indicated.

	Year ended December 31,			Year ended December 31,			Year ended December 31,
	2020	2019	% Chg	2020	2019	% Chg	2020	2019	% Chg
	(In millions of $)			(In thousands of tons)			(In $ per ton)
Soybean	44.3	45.6	(2.9)%	189.3	197.8	(4.3)%	234.1	230.6	1.5%
Corn (1)	44.5	59.7	(25.5)%	313.2	413.9	(24.3)%	142.1	144.2	(1.5)%
Wheat (2)	14.7	19.8	(25.8)%	81.7	108.8	(24.9)%	180.0	182.0	(1.1)%
Peanut	46.7	28.9	61.6%	43.1	30.6	40.8%	1,084.5	944.2	14.9%
Sunflower	11.1	8.2	35.4%	11.0	8.4	29.6%	1012.9	976.9	3.7%
Others	7.2	4.2	71.4%
Total	168.5	166.4	1.3%
(1)Includes sorghum and popcorn.
(2)Includes barley, rye, oats and chickpea.

•A $0.7 million increase in our Rice segment, mainly explained by (i) a 9.3% increase in average selling price from $431.4 per ton in 2019, to $471.4 per ton in 2020, partially offset by (i) a 5.5% decrease in the volume of white rice sold, from 291.3 thousand tons in 2019 to 275.4 thousand tons in 2020; and (ii) a decrease in the sale of by products, from $19.4 million in 2019, to $18.0 million in 2020.

This decrease in volume of white rice sold is mainly driven by a decrease in inventories of 27.7 thousand tons of rough rice equivalent in 2019, compared to a decrease in inventories of 0.4 thousand tons of rough rice equivalent in 2020, partially offset by, (i) 13.6% increase in yields, from 5.9 tons per hectare in 2019, to 6.7 tons per hectare in 2020, (ii) a 2.7% increase in area from 40.4 thousand hectares in 2019, to 41.5 thousand hectares in 2020.
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
Cost of Goods Sold and Services Rendered

Year ended December 31,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total as per statement of income
	(In thousands of $)
2020	(149,250)	(73,830)	(116,007)	(1,962)	(270,897)	(611,946)
2019	(156,510)	(73,951)	(76,694)	(3,452)	(360,566)	(671,173)
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
Cost of manufactured products sold and services rendered totaled $611.9 million, 8.8% less than 2019. This decrease was primarily due to:

•a $89.7 million decrease in our Sugar, Ethanol and Energy segment, mainly due to (i) the 9.1% decrease in the volume of sugar and ethanol sold measured in TRS coupled with a 17.3% lower unitary cost in dollar terms, mostly explained by the depreciation of the Brazilian Real and industrial efficiencies that reduces our costs.

•a $7.3 million decrease in our Crop segment, explained by mainly by lower peanut costs due to higher depreciation of the Argentinian Peso coupled with higher industrial efficiencies.
•a $0.1 million decrease in our Rice segment, mainly due to (i) a 5.5% decrease in the volume of white rice sold, coupled with a higher positive impact of hyperinflation accounting and translations.

Partially offset by:

•a $39.3 million increase in our Dairy segment, explained by (i) increase in volume of processed milk sold by our new industrial facilities in Morteros and Chivilcoy, from 182.3 thousand liters in 2019 compared to 297.6 thousand liters in 2020, partially offset by (i) the effect of hyperinflation accounting and translation for our Argentine operations, from positive impact of $0.8 million effect in 2019 compared to a positive impact of $1.7 million during the same period in 2020; and (ii) lower fluid milk prices, from $0.31 per liter in 2019 to $0.28 per liter in 2020.

Initial Recognition and Changes in Fair Value of Biological Assets and Agricultural Produce

Year ended December 31,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2020	40,843	18,677	12,344	1,256	49,609	122,729
2019	29,741	12,215	13,510	13	13,110	68,589

Initial recognition and changes in fair value of biological assets and agricultural produce totaled $ 122.7 million, 78.9% more than 2019. This increase was primarily due to:

•A $36.5 million increase in our Sugar, Ethanol and Energy segment from a gain of $13.1 million in 2019 (of which $0.9 million were unrealized losses) to a gain of $49.6 million during the same period in 2020 (which includes $19.7 million of unrealized gains). This increase was mainly due to:

–A $20.6 million increase in the recognition at fair value less cost to sell of non-harvested sugarcane, from a loss of $0.9 million in 2019 to a gain of $.19.7 million in 2020, mainly generated by a 6.4% increase in sugarcane plantation coupled with lower costs in dollar terms during 2020, compared to 2019.

–A $15.9 million increase in the recognition at fair value less cost to sell of harvested sugarcane, from a gain of $14.0 million during 2019 to a gain of $29.9 million in 2020 due to the increase in sugarcane yields coupled with lower costs in dollar terms during 2020, compared to 2019.

•A $11.1 million increase in our Crops segment from $29.7 million during 2019 (of which $24.2 million were realized) to $40.8 million in 2020 (of which $29.7 million were realized). This increase is primarily due to:

–A $11.4 million increase in the recognition at fair value less cost to sell of harvested crops at the point of harvest, from $28.1 million in 2019, to $39.5 million in the same period in 2020, mainly due to (i) higher grain production; and (ii) lower production costs in dollar terms, due to the depreciation of the Argentine Peso.

Partially offset by:

–The recognition at fair value less cost to sell of non-harvested crops, decreased $0.6 million, from a gain of $2.2 million in 2019 to a gain of $1.6 million in 2020, mainly due to unfavorable weather conditions which decreased expected yields for corn and soybean.

–A negative impact of $0.5 million effect of hyperinflation accounting and translation for our Argentine operations during 2019, compared to a negative impact of $0.9 million in 2020.

•A $6.5 million increase in our Rice segment, from $12.2 million during 2019 (of which $12.7 million were realized) to $18.7 million in 2020 (of which $15.5 million were realized). This increase is due to:

–A $4.4 million increase in the recognition at fair value less cost to sell of harvested rice, from a gain of $32.3 million in 2019 to a gain of $36.7 million in 2020, mainly explained by (i) a 0.8% increase in yields, coupled with (ii) a 2.8% increase in planted area.

–A negative impact of $1.0 million effect of hyperinflation accounting and translation for our Argentine operations during 2019, compared to a negative impact of $0.8 million in 2020.

–A $3.6 million increase in the recognition at fair value less cost to sell of non-harvested rice, from a loss of $1.3 million in 2019 to a gain of $2.2 million in 2020, mainly explained by higher projected prices.

Partially offset by:

•a $1.2 million decrease in our Dairy segment, from $13.5 million in 2019 (of which $13.9 million were realized) to $12.3 million in 2020 (of which $17.8 million were realized), mainly due to:

–A $4.3 million decrease in the recognition at fair value less cost to sell of unrealized production, from a loss of $0.9 million in 2019 to a loss of $5.2 million in the same period in 2020, mainly due to a lower milk selling price, from 0.31 dollar per liter in 2019 to 0.28 dollar per liter in 2020 resulting in lower valuation herd.

Partially offset by:

–A $3.8 million increase in the recognition at fair value less cost to sell of realized production, from $13.9 million during
2019 to $17.7 million in 2020, mainly due to (i) a 20.0% increase in milking cows, from 9,066 average heads in 2019 to
10,876 average heads in 2020 partially offset by (ii) lower milk selling prices, from 0.31 dollar per liter in 2019 to 0.28 dollar per liter in 2020.

Changes in Net Realizable Value of Agricultural Produce after Harvest

Year ended December 31,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2020	7,007	—	(2)	—	—	7,005
2019	1,825	—	—	—	—	1,825
Changes in net realizable value of agricultural produce after harvest is mainly composed by: (i) profit or loss from commodity price fluctuations during the period of time the agricultural produce is in inventory, which impacts its fair value; (ii) profit or loss from the valuation of forward contracts related to agricultural produce in inventory; and (iii) profit from direct exports.
Changes in net realizable value of agricultural produce after harvest increased $5.2 million, from a gain of $1.8 million during 2019 to a gain of $7.0 million in 2020. This increase is mainly explained by higher valuations of our crops held in inventories due to higher prices during the second half of 2020.

General and Administrative Expenses

Year ended December 31,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	(In thousands of $)
2020	(6,694)	(6,899)	(4,788)	(118)	(15,942)	(4)	(18,983)	(53,428)
2019	(5,533)	(6,605)	(4,098)	(150)	(21,925)	—	(18,891)	(57,202)
Our general and administrative expenses totaled $53.4 million, 6.6% less than 2019. The decrease is mainly explained by the depreciation of the Argentine Peso and the Brazilian Real. This was partially offset by an increase in depreciation expenses for Crops, Rice and Dairy segments, mainly due to recent investments. See also “Capital Expenditure Commitments.”
Selling Expenses

Year ended December 31,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
2020	(17,998)	(13,923)	(13,540)	(214)	(49,188)	(195)	(95,058)
2019	(12,724)	(20,574)	(6,234)	(182)	(67,116)	(142)	(106,972)
Selling expenses totaled $95.1 million, 11.1% less than 2019.
This decrease is explained by:

•a $17.9 million decrease in the Sugar, Ethanol and Energy segment, due to lower taxes paid due to sales of sugar and ethanol measured in TRS and lower energy sales, coupled with the depreciation of the Brazilian Real translated to lower expenses in dollar terms.

•a $6.7 million decrease in the Rice segment, due to the decrease in white rice sales by 5.5%, coupled with lower tax rate in export market sales, partially offset with the effect of hyperinflation accounting and translation for our Argentine operations, from positive impact of $0.5 million effect during 2019 compared to a positive impact of $0.2 million in 2020.

Partially offset by:

•a $5.3 million increase in our Crops segment due to (i) higher export taxes paid from export sales of peanut and sunflowers due to higher sales, (ii) the effect of hyperinflation accounting and translation for our Argentine operations, from positive impact of $0.1 million effect during 2019 compared to a positive impact of $0.3 million in 2020.

•a $7.3 million increase in the Dairy segment due to higher exports of powder milk, from 6.2 thousand tons during 2019 to 13.5 thousand tons in 2020, coupled with higher freight costs of our milk destined to internal market from processing facilities to distribution centers of wholesalers.

Other Operating Income, Net

Year ended December 31,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	(In thousands of $)
2020	(12,853)	713	(186)	1,067	5,495	7,920	(169)	1,987
2019	(2,508)	267	(703)	(354)	126	2,504	(152)	(822)
Other operating income increased 2.8 million, from a loss of $0.8 million in 2019, to a gain of $2.0 million during 2020, primarily due to:

•a $5.4 million increase in our Sugar, Ethanol & Energy segment mainly explained by the mark-to-market effect of our sugar hedge position, from a gain of $0.1 million in 2019, to a gain of $5.5 million in 2020.

•a $5.4 million increase in Land Transformation segment due to $2.5 million in 2019 for the sale of "Alto Alegre" farm, located in Brazil, for a total consideration of $16.8 million for 6,080 hectares, compared to $7.9 million in 2020 for the sale the sale of Huelen, a 4,633 hectare farm located in La Pampa Province, Argentina for a total consideration of $30.1 million of which $10.1 million were collected at the closing date; and the sale of "Abolengo" farm, a 811 hectare plot in Argentina's humid Pampas for a total consideration of $12.1 million.

•a $1.4 million increase in All Other Segments related to higher net gains from the fair value adjustment of Investment property, composed of own farms under lease agreements (i.e. beef cattle farms).

Partially offset by:

•a $10.3 million decrease in our Crops segment due to the mark-to-market effect of our soybean and corn hedge positions.

Financial Results, Net

Our financial results, net, represented a loss of $175.7 million in 2020, compared to a loss of $100.2 million in 2019. This was mainly due to a 323.6% increase in foreign exchange losses, from a loss of $25.8 million in 2019 to a loss of $109.3 million during the same period in 2020, mainly explained by higher impact on our dollar denominated debt by the 3.7% nominal depreciation of the Brazilian Real in 2019 compared to a 29.2% nominal depreciation of the Brazilian Real in 2020. This was partially offset by a loss of $3.1 million in other expenses in 2019, compared to a gain of $17.1 in other income in 2020 due to positive results in blue chip swap operations in Argentina.

The following table sets forth the breakdown of financial results for the periods indicated.

	Year ended December 31,
	2020	2019
	(In $ thousand)		% Change
Interest income	4,084	6,390	(36.1)%
Interest expense	(58,282)	(56,468)	3.2%
Finance Cost - Right-of-use Assets	(12,532)	(9,524)	31.6%
Foreign exchange losses, net	(109,266)	(25,779)	323.9%
Cash flow hedge – transfer from equity	(24,363)	(25,484)	(4.4)%
Gain from interest rate /foreign exchange rate derivative financial instruments	92	1,189	(92.3)%
Taxes	(4,559)	(4,364)	4.5%
Other Income/(Expenses)	17,104	(3,092)	(653.2)%
Other financial results - Net gain of inflation effects on the monetary items	12,064	16,911	(28.7)%
Total Financial Results	(175,658)	(100,221)	75.3%
Income Tax benefit / (expense)

Current income tax totaled an expense of $ 12.3 million, which equates to an effective rate of 92% compared to an expense of $0.8 millions which equates and effective tax rate of 98%.

The income tax calculated at the applicable tax rates to profits in the respective countries in 2020 would be $4.2 million expense. The main adjustments to this amount are: (i) $19.2 million related to the application of IAS 29 on Shareholders' equity of our Argentine Subsidiaries; (ii) the recognition of unused tax losses of $ 0.7 million and (iii) $7.6 million related to non deductible items. These effects were partially offset by (i) non-taxable income in the amount of $11.0 million related to a Complementary Law in Brazil, which allows the Company to consider as non-taxable income the Government grant related to the ICMS tax and (ii) $6.3 million gain for the effect of the changes in the statutory income tax in Argentina.

The income tax calculated at the applicable tax rates to profits in the respective countries in 2019 would be $7.2 million expense. The main adjustments to this amount are: (i) $23.8 million related to the application of IAS 29 on Shareholders' equity of our Argentine Subsidiaries; (ii) the recognition of unused tax losses for $ 3 million and (iii) $1.5 million related to non deductible items. These effects were partially offset by (i) non-taxable income in the amount of $11.5 million related to a Complementary Law in Brazil, which allows the Company to consider as non-taxable income the Government grant related to the ICMS tax and (ii) $3.1 million gain for the effect of the changes in the statutory income tax in Argentina.

Profit/(Loss) for the Year

As a result of the foregoing, our net income during 2020 increased $0.7 million, from a gain of $0.3 million in 2019 to a gain of $1.1 million in 2019.

YEAR ENDED DECEMBER 31, 2019 COMPARED TO YEAR ENDED DECEMBER 31, 2018

See “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2019 for a comparative discussion for the years ended December 31, 2019 and 2018.

B.LIQUIDITY AND CAPITAL RESOURCES

Our liquidity and capital resources are and will be influenced by a variety of factors, including:
•our ability to generate cash flows from our operations;

•the level of our outstanding indebtedness and the interest that we are obligated to pay on such outstanding indebtedness;
•our capital expenditure requirements, which consist primarily of investments in new farmland, in our operations, in equipment and plant facilities and maintenance costs; and
•our working capital requirements.
Our principal sources of liquidity have traditionally consisted of shareholders’ contributions, short and long term borrowings and proceeds received from the disposition of transformed farmland or subsidiaries.
We believe that our working capital will be sufficient during the next 12 months to meet our liquidity requirements.

Years ended December 31, 2020 and 2019
The table below reflects our statements of Cash Flow for the fiscal years ended December 31, 2020 and 2019.

	Year ended December 31,
	2020	2019 (*)
	(in thousands of $)
Cash and cash equivalents at the beginning of the year	290,276	273,635
Effect of exchange rate changes and inflation on cash and cash equivalents (d)	(35,284)	(17,967)
Net cash generated from operating activities (a)	257,125	322,110
Net cash used in investing activities (b)	(121,916)	(249,639)
Net cash used from financing activities (c)	(53,919)	(37,863)
Cash and cash equivalents at the end of the year	336,282	290,276

(a) Includes (14,956) and 23,550 of the combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries for 2020 and 2019, respectively.
(b) Includes (429) and 2,922 of the combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries for 2020 and 2019, respectively.
(c) Includes 15,694 and (14,340) of the combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries for 2020 and 2019, respectively.
(d) Includes (309) and (12,132) of the combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries for 2020 and 2019, respectively.
(*) Prior periods have been recast to reflect the Company's change in accounting policy for the reclassification within financial results as explained in Note 34.1 of our Consolidated Financial Statements. See Note 34 to our Consolidated Financial Statements.

Operating Activities
Year ended December 31, 2020
For the year ended December 31, 2020, net cash generated by operating activities was $257.1 million. During this year, we generated a net gain of $1.1 million that included non-cash charges relating primarily to depreciation of Property, plant and equipment and Right of use assets for $182.7 million, interest and other financial expenses, net of $47.7 million, foreign exchanges losses for $109.3 million, $24.4 million loss as a result of the reclassification from Equity to Financial results, net in connection with the cash flow hedge accounting, and $12.1 million net gain of inflation effects on the monetary items.
In addition, other changes in operating asset and liability balances resulted in a net decrease in cash of $85.2 million, primarily due to an increase trade and other receivables. During 2020 income tax paid totaled $2.1 million.
The net cash generated by operating activities in 2020 includes $15.0 million of the negative combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries. (See “Item 5. Operating and Financial Review and Prospects-A. Operating Results- Critical Accounting Policies and Estimates”).
Year ended December 31, 2019
For the year ended December 31, 2019, net cash generated by operating activities was $322.1 million. During this year, we generated a net gain of $0.3 million that included non-cash charges relating primarily to depreciation and amortization of $219.6 million, interest, finance cost related to lease liabilities and other financial expenses, net of $59.9 million, $25.8 million foreign exchanges losses, $25.5 million loss as a result of the reclassification from Equity to Financial results, net in connection with the cash flow hedge accounting, and $16.9 million net gain of inflation effects on the monetary items.
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
Investing Activities
Year ended December 31, 2020
Net cash used in investing activities totaled $121.9 million in the year ended December 31, 2020, primarily due to $63.8 million related to the renewal and expansion of our sugarcane plantation; $76.3 million, mainly driven by the purchase of agricultural and industrial equipment related to the ongoing investment in the expansion of crushing capacity in Ivinhema, the purchase of industrial equipment for our peanut processing facility coupled with renewal and expansion of our dairy herd for our new free stall. Net inflows from investments activities were related to proceeds from the sale of farmland and other assets for $29.7 million and interest income of $25.4 million.
Net cash used in investing activities includes $0.4 million of the negative combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries.
Year ended December 31, 2019
Net cash used in investing activities totaled $249.6 million in the year ended December 31, 2019, primarily due to $98.6 million related to the renewal and expansion of our sugarcane plantation; $156.6 million, mainly driven by the purchase of agricultural and industrial equipment related to the ongoing investment in the expansion of crushing capacity in Ivinhema and the acquisition of two milk processing facilities, two brands from SanCor and one peanut processing facility. Net inflows from investments activities were related to proceeds from the sale of farmland and other assets for $8.5 million and interest income of $7.2 million.
Net cash used in investing activities includes $2.9 million of the positive combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries.
Financing Activities
Year ended December 31, 2020
Net cash used in financing activities was $53.9 million in the year ended December 31, 2020, primarily derived from the incurrence in Brazil of new long term loan for $116.0 million and from the incurrence of short term loan of $207.2 million for our working capital expenditures. All these effects were partially offset by payments of long and short term borrowings for $34.8 million and $233.5 million, respectively. During this period interest paid net totaled $60.0 million and re-purchase of our own shares totaled $4.4 million.
Net cash used in financing activities includes $15.7 million of the negative combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries, of which $1.6 million negative effect are over Interest paid.
Year ended December 31, 2019
Net cash used by financing activities was $37.9 million in the year ended December 31, 2019, primarily derived from the incurrence in Brazil of new long term loan by Certificados de Recebíveis do Agronegócio (CRA) for $99.2 million and from the incurrence of short term loan of $194.0 million for our working capital expenditures. All these effects were partially offset by payments of long and short term borrowings for $101.8 million and $131.5 million, respectively. During this period Interest paid net totaled $54.0 million and re-purchase of our own shares totaled $4.3 million.
Net cash used in financing activities includes $14.3 million of the negative combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries, of which $4.4 million positive effect are over Interest paid.
In December 2019, Adecoagro Vale do Ivinhema placed R$ 400.0 million in Certificados de Recebíveis do Agronegócio (CRA), due in November 2027 and bearing an interest of IPCA (Brazilian official inflation rate) + 3.80% per annum.

Cash and Cash Equivalents
Historically since our cash flows from operations were insufficient to fund our working capital needs and investment plans, we funded our operations with proceeds from short-term and long-term indebtedness and capital contributions from existing and new private investors. In 2011, we raised $421.8 million from an Initial Public Offering (“IPO”) and simultaneous private placement. As of December 31, 2020, our cash and cash equivalents amounted to $336.3 million.
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
Indebtedness and Financial Instruments
The table below illustrates the maturity of our indebtedness (excluding obligations under finance leases) and our exposure to fixed and variable interest rates:

	As of December 31,
	2020	2019
Fixed rate:
Less than 1 year(l)	116,113	120,154
Between 1 and 2 years	52,175	46,247
Between 2 and 3 years	39,844	55,453
Between 3 and 4 years	12,500	40,725
Between 4 and 5 years	—	10,331
More than 5 years	497,009	595,550
Total fixed rate:	717,641	868,460
Variable rate:
Less than 1 year(l)	41,513	67,924
Between 1 and 2 years	32,870	20,007
Between 2 and 3 years	6,035	7,197
Between 3 and 4 years	5,154	4,692
Between 4 and 5 years	28,334	—
More than 5 years	139,543	—
Total variable rate:	253,449	99,820
Total:	971,090	968,280
________________________________________________________________________________________________
(1)The Company plans to partially rollover its short term debt using new available lines of credit, or on using operating cash flow to cancel such debt.

Borrowings incurred by the Company’s subsidiaries in Brazil are repayable at various dates between January 2021 and November 2027 and bear either fixed interest rates ranging from 2.50% to 7.95% per annum or variable rates based on LIBOR or other specific base-rates plus spreads ranging from 1.62% to 4.24% per annum. At December 31, 2020 there are no borrowings subject to LIBOR (six months). At December 2019, LIBOR (six months) was 2.88%.

Borrowings incurred by the Company´s subsidiaries in Argentina are repayable at various dates between January 2021 and June 2028 and bear either fixed interest rates ranging from 2.75% and 7.0% per annum or variable rates based on LIBOR or other specific base-rates plus spreads of 4.0% for those borrowings denominated in U.S. Dollar, and a fixed interest rate ranging from 30% to 39% per annum for those borrowings denominated in Argentine pesos.

Brazilian Subsidiaries
The main loans of the Company’s Brazilian Subsidiaries identified below are:

Bank	Grant date	Nominal amount		Capital outstanding as of December 31				Maturity date	Annual interest rate
				2020			2019
		(In millions)		Millions of Reais		Millions of equivalent Dollars	Millions of equivalent Dollars
Banco Do Brasil (1)	October 2012	R$	130.0	R$	36.8	7.08	13.4	November 2022	2.94% minus 15% of performance bonus
Itau BBA FINAME Loan (2)	December 2012	R$	45.9	R$	7.3	1.40	1.6	December 2022	2.50%
Banco do Brasil / Itaú BBA Finem Loan (3)	September 2013	R$	273.0	R$	49.4	9.51	16.5	January 2023	6.83%
BNDES Finem Loan (4)	November 2013	R$	215.0	R$	55.4	10.66	20.8	January 2023	3.75%
ING Bank N.V. (5)	October 2018	US$	75.0		—	75.00	75.0	October 2023	6.33%
Certificados Recebíveis do Agronegócio (CRA)	December 2019	R$	405.0	R$	405.0	77.92	99.2	November 2027	3,80% + IPCA
Banco do Brasil NCE Loan	March 2020	R$	150.0	R$	75.0	14.43	—	March 2021	4.14%
Debênture Loan (6)	December 2020	R$	403.2	R$	403.2	77.59	—	December 2026	4,24% + IPCA

(1)Collateralized by (i) a first degree mortgage of the Carmen (Santa Agua) farm; and (ii) liens over the Ivinhema mill and equipment.
(2)Collateralized by (i) a first degree mortgage of the Carmen (Santa Agua) farm; and (ii) liens over the Ivinhema mill and equipment.
(3)Collateralized by (i) a first degree mortgage of the Carmen (Santa Agua) farm; (ii) liens over the Ivinhema mill and equipment; and (iii) long term power purchase agreements (PPA).
(4)Collateralized by (i) liens over the Ivinhema mill and equipment; and (ii) power sales contracts.
(5)Collateralized by sales contracts.
(6)Collateralized by fiduciary assignment of energy contracts.

In December 2019, Adecoagro Vale do Ivinhema placed R$ 400.0 million in Certificados de Recebíveis do Agronegócio (CRA) adjustable by the IPCA (Brazilian official inflation rate), maturing in November 2027 and bearing an interest of 3.80% per annum. This debt was issued with no guarantee.
Argentinian Subsidiaries
The principal loan of Adeco Agropecuaria S.A. and Pilaga S.A., our Argentinian Subsidiaries is:

Bank	Grant date	Nominal amount	Capital outstanding as of December 31		Maturity date	Annual interest rate
			2020	2019
		(In millions)	(In millions)	(In millions)
IFC Tranche A (1)	2016	US$25.0	—	18.18	September, 2023	4% plus LIBOR
IFC Tranhce B (1)	2016	US$25.0	—	14.29	September, 2021	4% plus LIBOR
Rabobank (2)	2018	US$50.0	50.00	50.00	June, 2024	6.17%
IFC Tranche A (3)	2020	US$12.6	12.60	—	June, 2028	4% plus LIBOR
IFC Tranche B (3)	2020	US$9.4	9.41	—	June, 2028	4% plus LIBOR

(1) Collateralized by a US$ 113 million mortgage over Carmen farm, which is property of Adeco Agropecuaria S.A.
(2) Collateralized by the pledged of the shares of Dinaluca S.A., Compañía Agroforestal S.M.S.A. and Girasoles del Plata S.A.
(3) Collateralized by a US$ 241.8 million mortgage over Carmen, Abolengo, San Carlos, Las Horquertas, and La Rosa farm, which is property of Adeco Agropecuaria S.A. A US$ 35.7 million mortgage over El Meridiano farm, which is property of Pilaga S.A. And a US$ 44.3 million mortgage over Santa Lucia farm, which is property of Bañados del Salado S.A.

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
During 2020 and 2019 the Company was in compliance with all financial covenants.

Short-term Debt.
As of December 31, 2020, our short term debt totaled $157.6 million.
We maintain lines of credit with several banks in order to finance our working capital requirements. We believe that we will continue to be able to obtain additional credit to finance our working capital needs in the future based on our past track record and current market conditions.
C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We are involved in rice breeding and development of new varieties with respect to our rice seed business in Argentina. Our efforts are aimed to improve all processes related to the selection of better materials. The objective is to obtain superior cultivars with better yields, industrial performance, commercial quality and culinary parameters, with market demand being the main driver. For that, we constantly do cross-breeding with many varieties in order to achieve new ones with enhanced features. We do that for different rice types, such as long grain, short grain, and round grain among others. At the field level, we aim our breeding of new varieties and rice hybrids adapted to local conditions and production parameters. At the lab level, we are working with molecular markers, that help us to identify specific DNA details, and thus we can improve quality parameters of the seed, such as purity.

In relation to these objectives, we have concluded agreements with selected research and development institutions such as INTA in Argentina, FLAR and HIAAL in Colombia, EPAGRI, IRGA, BASF and others. Our rice seed research team continuously tests and develops new varieties, applying a highly technified and efficient breeding and selection system. We continue strengthening our partnership with HIAAL (Híbridos de Arroz para América Latina or Rice Hybrids for Latam) to develop hybrid rice seeds, with the goal of expanding the scale of hybrid seed production. In addition to this, we keep working with the National University of Northeast of Argentina, aiming to develop double-haploid seeds, which will help us to reduce the selection process from five to one year.

Since 2008, we have developed and released four new varieties of rice on the market. The latest released variety, called SCS121 CL, was introduced to the program in 2017 and includes Clearfield® technology, developed in collaboration with BASF, and is tolerant to the herbicides that control harmful weeds. In 2020 we have registered a new variety, Ita Caabo 109, which is best suited for the center-south of the rice region. Currently, we have an additional cultivar in the registration process. We have registered our own varieties of rice seeds with the corresponding Argentine authorities, the National Seed Institute (INASE) and the National Registry of Seed Variety Properties (RNPC). With respect to the intellectual property of our seeds, we operate under the standards of ArPOV (Argentine Association of Plant Variety Protection).

We use our seed varieties on our farms and sell them to rice producers in Argentina, Brazil, Uruguay and Paraguay.

We have also developed Zero Grade Level technology in most of our farms, which help us to reduce water consumption and so energy consumption as well. For hilly farms, we are implementing Polypipe irrigation system, where we can also save water an energy. Additionally, for all the farms, we are developing an Irrigation Surveillance methodology based on the use of Drones, water sensors connected through IoT and digital platforms, from which we are improving water management efficiencies and enhancing rice yield performance. In addition to this, we are developing a digital platform where we can centralized all the technical information (seed, planting date, fertilizers, irrigation, farmworks, harvest, etc.) All this information is avaliable online through desk computers and mobile phones. See more details for both cases in “Technology and Best Practices” section.

Regarding our Sugar & Ethanol business, we have effectively implemented state-of-the-art technologies such as high pressure boilers for high cogeneration capacity, full mechanization of agricultural operations with online GPS tracking systems on all vehicles (trucks, combines, planters), and concentrated vinasse system among others. In order to optimize fertilization of sugarcane, we are currently enriching the vinasse with different nutrient concentrations, such as nitrogen, phosphorus, sulfur, boron and zinc. We are also using drones in our plantations in order to improve some operational efficiencies such as planting quality, biological control, weed monitor and pesticide spraying among others.

During the last years, we have been developing a seedling production method called “MPB” (Muda Pre Brotada or Pre-Sprout Seedling). It briefly consist of making the seedling sprout in a greenhouse and planting them directly on the fields, instead of the traditional planting of billets (sugarcane stalk pieces). Two main goals are pursued through this technique. One is to introduce new promising and healthy varieties quickly. Second goal is to obtain a reduction of planting cost, which is achieved by using much less volume of planting seedling per hectare. In addition, and because of this, more land can be applied to sugarcane for milling, instead of using that sugarcane for seedling purposes. In 2020, we have produced as much as 17 million of MPB, enough to plant 1,600 hectares of sugarcane.

We are developing vinasse-to-biogas technology in our Cluster in Mato Grosso do Sul (For more details see “Sugar, Ethanol and Energy” in “Operations and Principal Activities” Section). In 2017, we have obtained a patent for the process to produce biogas from sugarcane vinasse. This patent is owned in equal parts with Methanum Engenharia Ambiental. In the industry, we have recently implemented Artificial Intelligence alongside automation process, which is based on Real Time Optimization. By assessing mass balance and measuring main KPIs every other 10 seconds, the system help us to enhance efficiencies all along the industrial processes.

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

In the crop business, we are also implementing the same digital platform mentioned above in the rice section, although some features are still being developed for the particularities of each crop. Currently, we are managing all grain stored in silobags through this platform. In order to enhance efficiencies in the operations, we are developing other digital in-house solutions related to Precision Agriculture such as crop yield estimation, soil quality classification and production dashboard among others. We have also developed a Traceability App for the Peanut segment, where we can track all main production and commercial information, with special focus on quality assurance for customers. We are introducing automation in our Peanut facility, where we are sensing processes with high accuracy and timing, and thus helping us to achieve energy savings.

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

Currently we are actively involved in the local AgTech (Agricultural digital-based Technology) ecosystems to identify any high-potential Startup that would not only be able to provide alternative solutions for our operations and potentially the market. We continue to evaluate potential investment in Startups that fit our business (see “Technology and Best Practices” section)

We do not own any registered patents, industrial models or designs, apart from those described in the paragraphs of this section.
D.TREND INFORMATION
See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Trends and Factors Affecting Our Results of Operations.”

E.OFF BALANCE SHEET ARRANGEMENT
Not applicable.
F.TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The following table summarizes our significant contractual obligations and commitments as of December 31, 2020:

At	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 Years	Total
	(in millions of $)
Borrowings (1)	286.6	132.3	197.9	713.3	1,330.1
Leases Liabilities (1)	36.7	20.6	74.6	65.6	197.5
Total	323.3	152.9	272.5	778.9	1,527.6
(1) Includes interest related to borrowings/finance costs related to lease liabilities
G.SAFE HARBOR
See section entitled “Forward-Looking Statements” appearing on page iv in this annual report.
Item 6.    Directors, Senior Management and Employees
A.DIRECTORS AND SENIOR MANAGEMENT
Board of Directors
The following table sets forth information for our directors as of the date of this annual report:

Name	Position (*)	Date of appointment	Age	Year term expires
Plínio Musetti	Chairman	2020	67	2023
Mariano Bosch	Director /CEO	2020	51	2023
Alan Leland Boyce	Director	2019	61	2022
Andrés Velasco Brañes	Director	2019	60	2022
Daniel González	Director	2020	51	2023
Guillaume Van der Linden	Director	2021	61	2024
Mark Schachter	Director	2021	41	2024
Ivo Andrés Sarjanovic	Director	2021	56	2024
Alejandra Smith	Director	2019	65	2022
Plínio Musetti, Alan Leland Boyce, Guillaume van der Linden, Mark Schachter, Andrés Velasco Brañes, Daniel González , Ivo Andrés Sarjanovic and Alejandra Smith qualify as independent directors in accordance with NYSE standards.
A description of the main tasks currently performed by each director as well as a description of each director’s employment history and education follows:
Plínio Musetti. Mr. Musetti has been a member of the Company’s board of directors since 2011 and an observer since 2010. Mr. Musetti is a Managing Partner of Janos Holding responsible for long term equity investments for Family offices in Brazil, following his role as Partner of Pragma Gestão de Patrimonio, since June 2010. From 2008 to 2009, Mr. Musetti served as the Chief Executive Officer of Satipel Industrial S.A., leading the company’s initial public offering process and aiding its expansion plan and merger with Duratex S.A. From 2002 to 2008, Mr. Musetti served as a partner at JP Morgan Partners and Chief Executive Officer of Vitopel S.A. (JP Morgan Partners’ portfolio company) where he led its private equity investments in Latin America. From 1992 to 2002, Mr. Musetti served as the Chief Executive Officer of Elevadores Atlas, during which time he led the company’s operational restructuring, initial public offering process and the sale to the Schindler Group. Mr. Musetti. In addition, Mr. Musetti is currently serving as a Board member of Raia Drogasil S.A. and Grupo Notredame Intermédica. Mr.

Musetti graduated in Civil Engineering and Business Administration from Mackenzie University and attended the Program for Management Development at Harvard Business School in 1989. Mr. Musetti is a Brazilian citizen.
Mariano Bosch. Mr. Bosch is a co-founder of Adecoagro and has been the Chief Executive Officer and a member of the Company’s board of directors since inception (2002). From 1995 to 2002, Mr. Bosch served as the founder and Chief Executive Officer of BLS Agribusiness, an agricultural consulting, technical management and administration company. Mr. Bosch has over 22 years of experience in agribusiness development. Currently he is an independent board member of the SPAC, Replay Acquisition CORP (RPLA). He is involved in business organizations such as IDEA, AEA, YPO, AACREA, FPC and AAPRESID. He graduated with a degree in Agricultural Engineering from the University of Buenos Aires. In 2018, he received a Konex award and in 2019, the Businessman of the year Award, by Endeavor. Mr. Bosch is an Argentinean citizen
Alan Leland Boyce. Mr. Boyce is a co-founder of Adecoagro and has been a member of the Company’s Board of Directors since 2002 and has been Chairman of the Risk and Commercial Committee since 2011. Mr. Boyce is co-founder and Chairman of Materra LLC, a California based owner and operator of 15,000 acres of farmland where it grows pistachios, dates, citrus and organic vegetables. Since 1985, Mr. Boyce has served as the Chief Financial Officer of Boyce Land Co. Inc., a farmland management company in the United States. Mr. Boyce is co-founder and CEO of Westlands Solar Farms, the only farmer-owned utility scale solar PV developer in California and recently co-founded Prairie Harvest, which has developed efficient hemp growing and harvesting processing in Canada and the USA. Mr. Boyce formerly served as the director of special situations at Soros Fund Management from 1999 to 2007, where he managed an asset portfolio of the Quantum Fund and had principal operational responsibilities for the fund’s investments in South America. Mr. Boyce also served as managing director at Bankers Trust from 1986 to 1999 where he was in charge of fixed-income arbitrage proprietary trading, the bank’s mortgage portfolio and Community Reinvestment Act compliance. In addition, Mr Boyce was senior managing director for investment strategy at Countrywide Financial from 2007 to 2008, and worked at the U.S. Federal Reserve Board from 1982 to 1984. He graduated with a degree in Economics from Pomona College, and has a Masters in Business Administration from Stanford University. Mr. Boyce is an American citizen.
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
Daniel C. Gonzalez. Mr. Gonzalez has been a member of the Company’s board of directions since April 16, 2014. Mr. Gonzalez holds a degree in Business Administration from the Argentine Catholic University. He served for 14 years in the investment bank Merrill Lynch & Co in Buenos Aires and New York, holding the positions of Head of Mergers and Acquisitions for Latin America and President for the Southern Cone (Argentina, Chile, Peru and Uruguay), among others. While at Merrill Lynch, Mr. Gonzalez played a leading role in several of the most important investment banking transactions in the region and was an active member of the firm’s global fairness opinion committee. He remained as a consultant to Bank of America Merrill Lynch after his departure from the bank. Previously, he was Head of Financial Planning and Investor Relations in Transportadora de Gas del Sur SA. Mr. Gonzalez was the Chief Financial Officer of YPF Sociedad Anónima from 2012 until 2018 and Chief Executive Officer from 2018 until April 2020. Mr Gonzalez is also a member of the Board of Directors of Hidroeléctrica Piedra del Aguila S.A. Mr. González is an Argentine citizen.
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
Alejandra Smith. Ms. Smith is the founder of Edge Consultants, a management consulting firm, which helps its clients grow their businesses´ market share profitably, by leveraging strategic and operational expertise. Ms. Smith began her career in Procter & Gamble in 1983, where she acted as Director of the Health & Beauty Business Unit. She held posts in Mexico, Canada and throughout Latin America. In 1994 Ms. Smith joined PepsiCo, initially co-leading the beverages Go to Market technological transformation in the USA. She was later appointed to the team in charge of the M&A of bottlers in Mexico, the largest international division, where she also established a profitable bottled water category. Subsequently, Ms. Smith transferred to the company's Snacks & Food Division to work in the Latin America and Asia Pacific regions as Commercial SVP and Quaker CEO. Ms. Smith worked for two multinational Fortune 100 Companies across the Americas and Asia Pacific. Ms. Smith concurrently serves as an independent member of the board of directors of BEPENSA (where she serves in the Compensation and Evaluation Committee), and City Express Hotels (as well as in the Audit, Risks and Societal Practices Committee). Ms. Smith is fully bicultural and bilingual, holds degrees in Business Administration & Economics from the Instituto Tecnológico Autónomo de Mexico (ITAM). Ms. Smith is a Mexican citizen.
Executive Officers
The following table shows certain information with respect to our senior management as of the date of this annual report:

Name	Position	Year Designated	Age
Mariano Bosch	Chief Executive Officer & Co-founder	2002	51
Carlos A. Boero Hughes	Chief Financial Officer	2008	55
Emilio F. Gnecco	Chief Legal Officer	2005	45
Renato Junqueira Santos Pereira	Director of Sugar and Ethanol Operations	2014	44
Mario José Ramón Imbrosciano	Director of Business Development	2003	51
Leonardo Berridi	Country Manager for Brazil	2004	61
Ezequiel Garbers	Country Manager for ARG/URU & Co-founder	2004	54
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
Renato Junqueira Santos Pereira. Renato Junqueira Santos Pereira is the VP of Sugar, Ethanol & Energy business and has been a member of the senior management team since 2014. He began working at Adecoagro in 2010 as the Operations Manager for our Sugar, Ethanol & Energy business and has vast experience in the Brazilian sugarcane industry. Before joining Adecoagro, he served as the CFO of Moema Group, one of the largest sugarcane clusters in Brazil. His main responsibilities at Moema included designing the optimal capital structure to finance the construction of five greenfield mills, preparing the company for an IPO and coordinating the M&A process which culminated in a $1.5 billion dollar sale to Bunge Ltda. Previously, Mr. Pereira held responsibilities as Mill Director and Agricultural Manager in Moema’s mills. He is an Agricultural Engineer from Universidade de Sao Paulo and holds an MBA from the University of California, Davis.
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
Leonardo Raúl Berridi. Mr. Berridi is our VP of Business Development and, prior to the Reorganization, had been Adecoagro’s Country Manager for Brazil since the beginning of its operations in Brazil and a member of Adecoagro’s Senior Management since 2004. Mr. Berridi has over 37 years of international experience in agricultural business. Prior to joining us, Mr. Berridi was Vice President of Pago Viejo S.A., a company dedicated to agriculture production and dairy farming in Argentina. He also worked for Trans-Continental Tobacco Corporation as Chief Operating Officer of Epasa (Exportadora de Productos Agrarios S.A.), a company dedicated to producing, processing and exporting tobacco in the north east and north west of Argentina, and Production Manager of World Wide Tobacco España S.A. in the Caceres and Zamora provinces in Spain. Mr. Berridi holds a degree in Forestry Engineering from the Universidad Nacional de La Plata.
Ezequiel Garbers. Mr. Garbers is the Country Manager for Argentina and Uruguay, cofounder and a member of Adecoagro’s Senior Management. He coordinates all of our production and human resources development activities in Argentina and Uruguay. Mr. Garbers has over 20 years of experience in Integrated Agroindustrial Chains. Prior to joining Adecoagro, he was the Chief Operating Officer of an agricultural consulting and investment company he co-founded, developing projects both within and outside of Argentina, related to crop production and the cattle and dairy business. Mr. Garbers holds a degree in Agronomic Engineering from the University of Buenos Aires and a Masters in Business Administration from the Instituto de Altos Estudios of the Austral University.

Our managers supervise our day-to-day transactions so as to ensure that all of our general strategic objectives are carried out, and they report to our board of directors.

B.COMPENSATION
Compensation of Directors and Executive Officers
The compensation of the Company’s directors is approved annually at the ordinary general shareholders’ meeting. For 2020, the aggregate compensation earned by our directors amounted to a grant of up to a total of 53,976 restricted stock shares and $500 thousand in cash. These figures do not include Mr. Mariano Bosch´s compensation in cash nor in restricted shares, which he declined. For year 2021, the aggregate compensation approved to be earned by our directors amounted to a grant of up to a total of 62,888 restricted stock shares and $500 thousand in cash. These figures do not include Mr. Mariano Bosch’s compensation in cash nor in restricted shares, which he declined.
The aggregate compensation package of our executive officers for year 2020 amounted to $2,150,277 in cash and 603,880 restricted shares granted to our senior management. These grants were made under the Adecoagro Restricted Share and Restricted Stock Unit Plan, as amended. See “—E. Share Ownership—Share Options and Restricted Share and Restricted Stock Unit Plan”. Annual cash bonuses are designed to incentivize our named executive officers at a variable level of compensation based on the Company’s financial and operating performance and each executive’s individual performance. Annual executive cash bonuses and stock unit awards are impacted by seniority and individual executive performance. 80% of variable performance is related to achievement of financial targets consisting of Adjusted EBITDA, Net Income, Adjusted Net Cash Flow from Operations, Cash Earnings and Return on Invested Capital. The remaining 20% is based on the achievement of individual objectives and by evaluating each executive’s level of proficiency in the following competencies: general characteristics, teamwork, professional competencies, environmental and social commitment, problem solving and thinking skills and managerial skills. In the past, actual bonus amounts have been determined shortly after fiscal year end. Our Chief Executive Officer presents the final calculation of the annual cash bonuses for our named executives to the Compensation Committee of the board of directors. The Compensation Committee then reviews actual Company and individual performance, and determines the amount payable consistent with the attainment of such individual’s performance based on the above criteria.
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
a.execute any acts or contracts on our behalf aimed at fulfilling our corporate purpose, including those for which a special power of attorney is required;

b.carry out any transactions;
c.agree, establish, authorize and regulate our operations, services and expenses;
d.delegate special tasks to directors, regulate the formation and operation of committees and fix the remuneration and compensation of expenses of advisors and/or staff with special duties, with a charge to overhead;
e.appoint, suspend or remove agents or employees, establish their duties, remuneration, and bonuses and grant them the powers that it deems advisable;
f.grant signature authorization to directors and officers, grant general or special powers of attorney, including those to prosecute;
g.call regular and special shareholders’ meetings and establish agendas, submit for the shareholders’ approval our inventory, annual report, balance sheet, statement of income and exhibits, propose depreciation, amortization and reserves that it deems advisable, establish the amount of gains and losses, propose the distribution of earnings and submit all this to the shareholders’ meeting for consideration and resolution;
h.fix the date for the payment of dividends established by the shareholders’ meeting and make their payment; and
i.make decisions relating to the issuance, subscription or payment of shares pursuant to our articles of incorporation and decision of the regular or special shareholders’ meetings.
As of the date of this annual report, the chairman of the board of directors is Mr. Plínio Musetti. The board of directors has the following four committees: Audit Committee, Compensation Committee, Risk and Commercial Committee and Strategy Committee. On May 13, 2011, the former Risk and Strategy Committee split into the current Risk and Commercial Committee and the Strategy Committee.

Audit Committee
The Company’s articles of incorporation provide that the board of directors may set up an audit committee. The board of directors has set up an Audit Committee composed by independent directors and has appointed, pursuant to board resolutions dated May 19, 2019, Mr. Mark Schachter (Chairman), Mr. Ivo Andrés Sarjanovic and Mr. Andrés Velasco Brañes, as members of its audit committee.
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
Compensation Committee
The Company has a Compensation Committee that reviews and approves the compensation and benefits of the executive officers and other key employees, and makes recommendations to the board of directors regarding principles for compensation, performance evaluation, and retention strategies. It is responsible for administering our share option plans and our restricted share and restricted stock unit plan for executive officers and other key employees. See “—E. Share Ownership—Share Options and Restricted Share and Restricted Stock Unit Plan.” The committee has the discretion to interpret and amend the Plan, and delegate to the Chief Executive Officer the right to award equity-based compensation to executive officers and other key employees. The committee meets at least once a year and as needed on the initiative of the Chief Executive Officer or at the request of one of its members. The members of the Compensation Committee, appointed pursuant to board resolutions dated May 19, 2019, are Mr. Guillaume van der Linden, Mr. Daniel González (Chairman) and Mr. Plínio Musetti.
Risk Committee
The Company has a Risk Committee that has the duty to (i) make such inquiries as are necessary or advisable to understand and evaluate material business risks and risk management processes as they evolve from time to time; (ii) review with the board of directors and management the guidelines and policies to govern the process for assessing and managing risks; (iii) discuss and review with the board of directors management’s efforts to evaluate and manage the Company’s business from a risk perspective; (iv) request input from the board of directors, management and operating staff, as well as from outside resources, as it may deem necessary; (v) discuss with the board of directors and management which elements of enterprise risk are most significant, the prioritization of business risks, and make recommendations as to resource allocation for risk management and risk mitigation strategies and activities; and (vi) oversee the development of plans for risk mitigation in any area which it deems to be a material risk to the Company; and monitor management’s implementation of such plans, and the effectiveness generally of its risk mitigation strategies and activities.
The committee meets at least four times a year and as often as deemed necessary or appropriate in its judgment. The members of the Risk Committee appointed by the board meeting held on May 19, 2019 are Mr. Ivo Andrés Sarjanovic (Chairman), Mr. Andrés Velasco Brañes and Mr. Guillaume van der Linden.
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

E.SHARE OWNERSHIP
Share Ownership
The total number of shares of the Company beneficially owned by our directors, executive officers and company´s employees as a group, , as of the date of this annual report, was 6,926,297, which represents 5.88% of the total shares of the company. See table in “Item 7. Major Shareholders and Related Party Transactions” for information regarding share ownership by our directors and executive officers.
Share Options and Restricted Share and Restricted Stock Unit Plan
Adecoagro/IFH 2004 Stock Incentive Option Plan and Adecoagro/IFH 2007/2008 Equity Incentive Plan
The Company maintains the Adecoagro/IFH 2004 Incentive Option Plan (formerly, the International Farmland Holdings, LLC 2004 Incentive Option Plan, and referred to herein as the “2004 Plan”) and the Adecoagro/IFH 2007/2008 Equity Incentive Plan (formerly, the International Farmland Holdings, LLC 2007/2008 Equity Incentive Plan, and referred to herein as the “2007/2008 Plan”). During 2021, all options of the 2007/2008 Plan expired, thus the plan is not in place any longer”. Initially, the 2004 Plan provided for the grant of options to purchase ordinary units of IFH. In connection with the Reorganization, the Option Plans were amended and restated to provide for the grant of options to purchase ordinary shares of the Company, and all then-outstanding options to purchase IFH ordinary units were converted into options to purchase the Company’s ordinary shares.

The number of ordinary shares reserved and available for issuance under the 2004 Plan are 1,634,220, respectively. Shares subject to awards that become forfeited, cancelled, expired, withheld upon exercise, reacquired by the Company prior to vesting or otherwise terminated will again be available for future awards under the Option Plans.
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
Individuals eligible to receive options under the 2004 Plan include officers and employees.
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
Outstanding options under the 2004 Plan vested in three equal installments on the first three anniversaries of the date of grant. Vesting under this Option Plans is generally subject to the participant’s continued service as of each applicable vesting date, and all options terminate 10 years from the date of grant. No further option under both plans will be granted.
Adecoagro S.A. Amended and Restated Restricted Share and Restricted Stock Unit Plan
On November 11, 2011, the Board of Directors of the Company approved the amendment and restatement of the Adecoagro S.A. Restricted Share Plan, now known as the Amended and Restated Restricted Share and Restricted Stock Unit Plan (as amended from time to time, the “Plan). On December 16, 2020, the Board of Directors of the Company amended the Plan to extend the expiration date to October 28, 2030.
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
On March 9, 2021, the Plan was once again amended by the Board of Directors to increase the number of common shares available for issuance with respect to which awards may be made by 1,200.000 common shares. Currently, the maximum number of common shares with respect to which awards may be made under the Plan is equal to 6,708,930 common shares inclusive of such Shares that are subject to outstanding grants of Awards. To the extent any award under the Plan is canceled, expired, forfeited, surrendered settled in cash, or otherwise terminated without delivery of shares the shares retained by or returned to the Company will again be available for future awards under the Plan. The shares available for issuance as well as outstanding awards under the Plan are subject to adjustment in the event of a reorganization, stock split, merger or similar change. Under the Plan, as of the date of this annual report, 3,188,536 ordinary shares had been issued to directors, senior management and employees.
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
Amendment and Termination
The board of directors may amend, modify, suspend or terminate the Plan in its discretion, except participant consent will be needed if participants’ rights are adversely affected. If not previously terminated by the board of directors, the Plan will terminate on the 20th anniversary of its adoption.
Share Options and Restricted Shares
The total number of ordinary and restricted shares to be issued upon exercise of the options to directors and executive officers as a group under our Option Plans is 1,634,220in the aggregate. The range of exercise prices per ordinary shares under our 2004 Plan is $5.83 to $8.62 (1,492,890 options). Upon the exercise of all options the only employee that would exceed the 1% holding is Mariano Bosch, who would reach 1.03%
The total number of restricted stock units to be issued under the Plan to directors and executive officers as a group is 49,211 in the aggregate. Upon receipt of shares under the Plan no single beneficiary would own more than 1% of total outstanding shares.

D.EMPLOYEES
Employees
On December 31, 2020, we had 8,716 employees, of whom 92% were unionized. Approximately 7% of our workforce is comprised of temporary workers. We comply with all labor laws. Historically, we have had a positive relationship with the trade unions.
The following table sets forth our number of employees by each of our business segments:

	As of December 31,
	2020	2019	2018
Farming and Land Transformation	1,794	1,627	1,136
Sugar, Ethanol and Energy	6,093	5,805	5,859
Administrative	829	805	795
Total	8,716	8,237	7,790
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
Item 7.    Major Shareholders and Related Party Transactions
A.MAJOR SHAREHOLDERS
The following table sets forth the beneficial ownership of our shares for each person known to us to own beneficially at least 5% of our common shares and our directors and executive officers, based on the information most recently available to the Company, as of April 27, 2021.
As of April 27, 2021, we had 117,812,864 outstanding shares. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days from April 27, 2021, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Number	Percent
Principal Shareholders:
Al Gharrafa Investment Company (1)	15,983,265	13.6%
Stichting Pensioenfonds Zorg en Welzijn (2)	15,381,385	13.1%
Route One Investment LP (3)	14,444,844	12.3%
EMS Capital LP (4)	11,692,837	9.9%
Brandes Investment Partners LP (5)	7,268,631	6.2%
Directors, Executive Officers and Company's employees as a Group*	6,926,297	5.9%
________________________________________________________________________________________________
* No single beneficially owns more than 1% based on the total number of outstanding shares, except from Mariano Bosch and Alan Boyce, which both beneficially owns 1,03%, respectively .
(1)The address of Al Gharrafa Investment Company is C/O Intertrust Corporate Services (Cayman) Limited, 190 Elgin Street, George Town, Grand Cayman, KY1-9005, Cayman Islands.
(2)The address of Stichting Pensioenfonds Zorg en Welzijn is P.O. BOX 4001 NL-3700 KA Zeist The Netherlands.
(3)The address of Route One Investment LP is 1 Letterman Drive, Building D, Suite 200, San Francisco, CA 94129, United States.
(4)The address of EMS Capital LP is 767 Fifth Avenue 46th floor, New York, NY 10153.
(5)The address of Brandes Investment Partners LP is 11988 El Camino Real, Suite 600, PO Box 919048, San Diego, CA 92130-9048, United States.

As of April 27, 2021, 93,735,672 shares, representing 77.0% of our outstanding common shares were held by United States record holders.
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

Agriculture Partnership Agreements
Some of our agriculture partnership agreements are entered into with certain minority shareholders of the Company, for a total of 9,946.7 hectares. For the years ended December 31, 2018, 2017 and 2016, we recorded other net amount (payables) or receivables for payments in advance amounting to $(0.2) million, $(0.4) million and $(0.7) million, respectively, and recognized expenses amounting to $2.3 million, $3.3 million and $0.4 million, respectively, in connection with these agreements. Since 2018, these agreements are no longer related parties.
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
In Argentina and Brazil we are engaged in several legal proceedings, including tax, social security, labor, civil, environmental, administrative and other proceedings, for which we have established provisions in an aggregate amount of $3 million as of December 31, 2020. In addition, there are currently certain legal proceedings pending in which we are involved for which we have not established provisions. In the opinion of our management, the ultimate disposition of any threatened or pending matters, either individually or on a combined basis, will not have a material adverse effect on our combined financial condition, liquidity, or results of operations other than as described below.
The Brazilian government filed a tax enforcement action against UMA to demand excise taxes (Imposto sobre Produtos Industrializados, or “IPI”), or a federal value-added tax on industrial products, in the amount of approximately $3.7 million. We have obtained a favorable initial decision from the lower court, which accepted our argument on procedural grounds based on the Brazilian government’s loss of its procedural right to demand the IPI debts. Currently, the case is under review by an appellate court following the appeal filed by the Brazilian government. We have not made any provision for this claim based on legal counsel’s view that the risk of an unfavorable decision in this matter is remote. If this proceeding is decided adversely to us, our results of operations and financial condition may be materially adversely affected.
José Valter Laurindo de Castilhos, Companhia Rio de Janeiro Agropecuária Ltda. and other former owners of the Rio de Janeiro and Conquista Farms have filed suit against us for the payment of a supplementary amount of approximately $39.5 million, as well as indemnity for moral and material damages, as a result of the alleged breach of the purchase agreement entered into by the parties. The lower court ruled in our favor, allowing us to keep possession of the Rio de Janeiro Farm. This decision has been appealed by Mr. Castilhos to the Superior Court of Justice (“Superior Tribunal de Justiça”). The Brazilian Superior Court of Justice dismissed the appeal. The merits of the case are pending judgment by the court of first instance. This decision can be appealed by Mr. Castilhos. We have not made any provision for this claim based on legal counsel’s view that the risk of an unfavorable decision in this matter is remote. If this proceeding is decided adversely to us, our results of operations and financial condition may be materially adversely affected.
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
Item 9.    The Offer and Listing
A.OFFER AND LISTING DETAILS
Our common shares have been listed on the NYSE under the symbol “AGRO” since January 28, 2011. As of the date of this report, our issued share capital amounts to $183,572,723, represented by 122,381,815 (of which 5,295,765 were treasury shares as of December 31, 2020) shares with a nominal value of $1.50 each. All issued shares are fully paid up.

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

Share Capital
As of December 31, 2020 our issued share capital amounted to $183,572,722.50, represented by 122,381,815 shares in issue (of which 4,643,396 were treasury shares) with a nominal value of $1.50 each. All issued shares are fully paid up.
As of December 31, 2020 there were 117,296,951 common shares outstanding.
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
Our articles of incorporation authorize the board of directors to issue shares within the limits of the authorized un-issued share capital at such times and on such terms as the board or its delegates may decide for a period ending on April 15, 2025 (unless it is extended, amended or renewed and we currently intend to seek renewals and/or extensions as required from time to time). Accordingly, the board may issue shares within the limits of the authorized (unissued) share capital against contributions in cash, contributions in kind or by way of incorporation of available reserves at such times and on such terms and conditions, including the issue price, as the Board of Directors or its delegate(s) may in its or their discretion resolve while reserving a preemptive subscription right to existing shareholders for any issue of shares.
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
We have currently an authorized unissued share capital of $220,287,267, including the issued share capital as of December 31, 2020 of $183,572,722.50, and are authorized to issue up to 146,858,178 shares of a nominal value of $1.50 each (taking into account the shares already issued) out of such authorized share capital. As of April 15, 2020 the authorized un-issued share capital was $36,714,544.50. Our board has been authorized to issue shares within the limits of the authorized un-issued share capital at such times and on such terms as the board or its delegates may decide for a period ending on April 10, 2025 (unless it is extended, amended or renewed and we currently intend to seek renewals and/or extensions as required from time to time).
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
Preemptive Rights
Holders of our shares have a pro rata preemptive right to subscribe for any new shares issued for cash consideration or by way of incorporation of available reserves. Our articles provide that in the event of an increase of the issued share capital by the board of directors within the limits of the authorized un-issued share capital preemptive rights shall always be reserved.
Repurchase of Shares
We cannot subscribe for our own shares.
We may, however, repurchase issued shares or have another person repurchase issued shares for our account, subject in particular to the following conditions:
•the prior authorization of the general meeting of shareholders (at the quorum and majority for ordinary resolutions), which authorization sets forth the terms and conditions of the proposed repurchase and in particular the maximum number of shares to be repurchased, the duration of the period for which the authorization is given (which may not exceed five years) and, in the case of repurchase for consideration, the minimum and maximum consideration per share, must have been obtained;
•the repurchase may not reduce our net assets on a non-consolidated basis to a level below the aggregate of the issued share capital increased by the reserves that we must maintain pursuant to Luxembourg law or its articles of incorporation; and
•only fully paid up shares may be repurchased.
The general meeting of shareholders has authorized that the Company, and/or any wholly-owned subsidiary (and/or any person acting on their behalf), may purchase, acquire, receive or hold shares in the Company under article 430-15 of the Luxembourg law of August 10, 1915, as amended, from time to time up to 10% of the issued share capital, on the following terms and on such terms as referred to below and as shall further be determined by the board of directors of the Company, such authorization being valid (subject to renewal) for a period of five years from January 10, 2011. Such period was thereafter extended to end on April 21, 2026.

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
A share repurchase program was approved by the board of directors of the Company on September 12, 2013 to acquire up to 5% of the total outstanding share capital of the Company to be held as treasury shares (the “Share Repurchase Program”). The Share Repurchase Program was implemented in compliance with the authorization granted by the general meeting of shareholders of the Company, any applicable law, rules or regulations described above and the following limits approved by the board of directors of the Company. The Share Repurchase Program was approved for a period of 12 months from September 23, 2014 (the date of its announcement) or until reaching the maximum number of shares authorized under the Share Repurchase Program, whichever occurs first. In April 4, 2017, the board of directors amended the Share Repurchase Program to include repurchases under Open Market Transactions, in reliance on the “safe harbour” from liability for manipulation provided by Rule 10b-18 of the Securities Exchange Act and in privately negotiated transactions. The Share Repurchase Program was renewed by decision of the Board of Directors on August 11, 2020 for an additional period of 12 months, ending on September 23, 2021 or until reaching the maximum number of shares authorized under the Program, whichever occurs first.
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
Any resolutions to amend the articles of incorporation must be taken before a Luxembourg notary and such amendments must be published in accordance with Luxembourg law
Merger and Division
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
C.MATERIAL CONTRACTS
See “Item 4. Information on the Company—B. Business Overview.”

D.EXCHANGE CONTROLS
In 1991, the Argentine Convertibility Law established a fixed exchange rate according to which the Argentine Central Bank was statutorily obliged to sell U.S. dollars to any individual at a fixed exchange rate of Ps.1.00 per $1.00. In 2001 Argentina experienced a period of severe political, economic and social crisis, and on January 6, 2002, the Argentine congress enacted the Public Emergency Law abandoning more than ten years of fixed Peso-U.S. dollar parity. After devaluing the Peso and setting the official exchange rate at Ps.1.40 per $1.00, on February 11, 2002, the Argentine government allowed the Peso to float. The shortage of U.S. dollars and their heightened demand caused the Peso to further devaluate significantly in the first half of 2002. The Argentine Central Bank may indirectly affect this market through its active participation. Due to the deterioration of the economic and financial situation in Argentina during 2001 and 2002, in addition to the abandonment of the Peso-U.S. dollar parity, the Argentine government established a number of monetary and currency exchange control measures, including a partial freeze on bank deposits, the suspension on payments of its sovereign foreign debt, restrictions on the transfer of funds out of, or into, Argentina, and the creation of the Single Free Foreign Exchange Market (“Mercado Único y Libre de Cambios”, which now is called “Mercado Libre de Cambios”) through which FX Market all purchases and sales of foreign currency must be made. Although since 2003 these restrictions were progressively eased to some extent, as a consequence of the increase of the demand in Argentina for U.S. dollars and the capital flow out of Argentina, the Argentine government imposed during 2011 some additional restrictions on the transfer of funds from Argentina and reduced the time required to comply with the mandatory transfer of funds into Argentina.
Most foreign exchange restrictions and restrictions on transfer of funds into and out of Argentina that had been enacted since 2011, were lifted by the Macri administration in December 2016, reestablishing Argentine residents’ rights to purchase and remit outside of Argentina foreign currency with no maximum amount and without specific allocation or prior approval.
Due to the foreign exchange crisis occurred in Argentina after the primary elections in August 2019 and the uncertainties on the presidential elections in October 2019 and the measures to be adopted by a new administration, since September 1, 2019 and effective initially until December 31, 2019, the Argentine Central Bank reinstated rigid restrictions and foreign exchange controls, which have been extended without time limitation by means of Decree No. 91/2019 issued on December 28, 2019 by the Argentine Executive Power, and Communication “A” 6862 issued by the Argentine Central Bank on January 15, 2020 (- See “Argentine economic and political conditions and perceptions of these conditions in the international market may have a direct impact on our business and our access to international capital and debt markets, and could adversely affect our results of operations and financial condition”.)
Pursuant to these measures, as further amended and complemented from time to time, and other additional measures adopted by the Argentine Central Bank, the main foreign exchange regulations that are in place as of the date of this report are as follows:
(a)    Prior authorization of the Argentine Central Bank is required for the access to the FX Market for the purchase of foreign currency:

•    For portfolio investment purposes for more than US$200 per calendar month by individuals who are Argentine residents;
•    For portfolio investment purposes by legal entities, local governments, funds and trusts;
•    By non-Argentine residents, except for certain exemptions;
•    For payment of dividends, except that no such prior authorization is required for the payment of     dividends to shareholders who are non-Argentine residents as from January 17, 2020, in an amount that (including the amount of the payment being made at the time of the access) does not exceed 30% of the value of new capital contributions of foreign direct investments. These contributions must have been made to the local company and must have been transferred into Argentina and sold for Argentine Pesos through the FX Market as from such date, and comply with the rest of the requirements provided in the regulations;
•    For the pre-payment of principal and interest on foreign financial indebtedness with an anticipation of more than three business days in advance to the scheduled maturity dates, unless certain conditions are met;
•    For the pre-payment of indebtedness for the import of goods and services, except for certain exemptions;
•    For the payment of services with related foreign parties, except for certain exemptions, and;
•    Until June 30, 2021 for the payment of principal under foreign financial indebtedness with related parties,     except for certain exemptions.

(b)    Regarding the repayment of principal and interest of foreign financial indebtedness, the proceeds of foreign financial loans incurred since September 1, 2019 must be transferred into Argentina and converted into Argentine Pesos through the FX Market in order for the Argentine resident debtor to then have access to the FX Market for the repayment of principal and interest under such foreign financial loan on their scheduled maturity. For such purposes, the loan must be declared within the Survey of Foreign Assets and Liabilities (Relevamiento de activos y pasivos externos).

(c)    Access to the FX market for the purchase of foreign currency is prohibited for the repayment of local debts and other obligations incurred in foreign currency between Argentine residents as from September 1, 2019, except, among other cases, for obligations instrumented by means of public registries or deeds as of August 30, 2019.

(d)    The proceeds obtained from the collections of foreign currency by Argentine residents outside of Argentina for the export of the following goods since September 2, 2019 are subject to mandatory transfer into Argentina and conversion into Argentine pesos through the FX Market, within the terms described in each case, computed from the shipment date:
•    15 calendar days for crops and soybean oil;
•    30 calendar days for hydrocarbons and derivatives;
•    60 calendar days for exports between related parties not including the goods described above and for metal ores and precious metals;
•    180 calendar days for all other goods; and
•    365 calendar days for small exports under the EXPORTA SIMPLE program for medium and small companies with annual FOB exports of less than $600,000 and individual exports of less than $15,000 each.

Regardless of the applicable maximum terms described above, upon collection of the export receivables, the proceeds thereof are subject to the mandatory repatriation within the five calendar days computed from the date of payment or collection.
(e)    The proceeds from the collection of foreign currency by Argentine residents outside of Argentina for the export of services are subject to mandatory repatriation and conversion into Argentine pesos through the FX Market within five business days computed from the date they are received.

(f)    As a general rule, Argentine residents may access the FX Market for the payment of imports of goods. Different requirements apply for goods with customs entry registration and goods with pending customs entry registration. The Argentine importer may access the FX Market to pay imports of goods with customs entry registration registered in the import payment tracking system (Seguimiento de Pago de Importaciones or “SEPAIMPO”, after its Spanish acronym), provided that certain requirements are met, including, among others, the payment is not made before the scheduled maturity date. Payments must be made to the foreign supplier. Goods with pending customs entry registration are subject to a special follow-up regime. In addition, the prior authorization of the Argentine Central Bank is required for the import of luxury goods such as luxury cars and motorbikes, pearls and diamonds, among other luxury goods.

(g)    Pursuant to Communication “A” 7001, dated April 30, 2020, as amended, in order to gain access to the FX Market for making any kind of payments, and in addition to applicable requirements, the Argentine Central Bank requires an affidavit from the requestor, (i) stating that it has not sold in Argentina securities settled against foreign currency or transferred securities to custody accounts outside of Argentina within the immediately preceding 90 calendar days; and (ii) committing not to sell in Argentina securities to be settled against foreign currency or to transfer securities to custody accounts outside of Argentina within the immediately following 90 calendar days.

(h)    Communication “A” 7030 of the Argentine Central Bank, dated May 28, 2020, as amended, provides that, for purposes of accessing the FX Market for making payments of, among others things, imports of goods, services rendered by non-Argentine residents, interests in connection with the import of goods and services, dividends and other earnings distributions, principal and interest on financial debt, payment of debt securities with public registry in Argentina, or for making international portfolio investments or transactions with derivatives by legal entities, other purchases of foreign currency for specific allocation and premium, guarantees and payments on interest hedging transactions, the party will be required to file an affidavit (i) stating, that as of such date, all of such party’s holdings of foreign currency in Argentina are deposited with Argentine financial institutions and that it does not have foreign liquid disposable assets (including, among others, foreign currency, gold and savings and checking deposits in non-Argentine financial institutions) for an equivalent of more than US$100,000; and (ii) committing to transfer into Argentina and settle for Argentine pesos any funds in foreign currency received outside of Argentina resulting from the collection of loans granted to third parties, the collection of deposits or the collection of the proceeds resulting from a sale of an asset, when the loan was granted, the deposit was made or the asset was acquired, respectively, after May 28, 2020.

(i)    Pursuant to Communication “A” 7030, as amended by Communication “A” 7193 and 7239, the Argentine Central Bank provided that, until June 30, 2021, with certain limited exceptions, access to the FX Market for the payment of importing certain goods or the payment of principal of debts resulting from the import of goods will be subject to the prior approval of the Argentine Central Bank, except where, among other things, the party files an affidavit stating that the aggregate amount of payments of imports made by such party since January 1, 2020 (including the payment requested) does not exceed US$1,000,000. Such amount is calculated as the aggregate amount of imports nationalized by the party between January 1, 2020 and the date immediately prior to the date of access to the FX Market, plus payments made for other imports not included in the forgoing calculation, less the amount of payments pending for imports with nationalization made between September 1, 2019 and December 31, 2019.

(j)    On September 15, 2020, by means of Communication “A” 7106, the Argentine Central Bank restricted the access to FX Market for the payment of principal under foreign financial debt with third parties (other than debt with international or multilateral credit organizations) in excess of US$1,000,000 per month in the aggregate with maturities becoming due between October 15, 2020 and March 31, 2021 to an amount equal to up to 40% of the principal amount originally due; and provided that the remaining unpaid principal balance is refinanced through a new foreign financial debt with an average life of at least two years, with certain limited exceptions. For this purpose, the entities qualifying under this situation were requested to submit a refinancing plan within such guidelines. Similar restrictions and request for a refinancing plan were also put in place for those entities with maturities of principal becoming due between April 1, 2021 and December 31, 2021 (as provided by Communication “A” 7230), for which purposes the Central Bank implemented certain changes with respect to the previous measure. The Argentine Central Bank authorized the prepayment of principal and interest under foreign financial indebtedness in connection with the refinancing described in this paragraph for up to 45 calendar days from the original stated maturity, subject to compliance with certain additional requirements. The Argentine Central Bank also allowed the prepayment of interests on foreign financial indebtedness when such prepayment is implemented in connection with the exchange of debt securities and certain additional requirements are met. In addition, pursuant to Communication “A” 7218, dated February 4, 2021, the Argentine Central Bank allowed Argentine residents to access the FX Market for the payment of principal and interest under debt securities registered outside of Argentina and issued as from February 5, 2021, and that are partially subscribed in foreign currency in Argentina, subject to certain requirements.

(k)    The access to the FX Market for the purchase of foreign currency for any of the payments described above is subject to compliance with the foreign indebtedness information regime before the Argentine Central Bank. In addition, to access the FX Market, importers and exporters must register with the Registry created by the Argentine Central Bank containing foreign exchange data on exporters and importers. Any person included in the list to be published by the Argentine Central Bank will be deemed as an obliged party (sujetos obligados) and must be listed in the Registry before April 30, 2021 if they wish to access the foreign exchange market as from May 1, 2021 for transactions involving outflows of funds including swaps and arbitrages. This requirement will not apply when accessing the FX Market for repayment of foreign currency financings granted by local financial entities.

Since December 21, 2019, the Argentine congress has passed the Social Solidarity Law, which, among other things, provided a new 30% tax on the purchase by Argentine residents of foreign currency for portfolio purposes, the acquisition of goods and services with credit and debit cards, and any payments in connection with international passenger transportation. Digital services rendered from outside Argentina (such as hosting, web services, software as a service, streaming services, etc.) are subject to a reduced tax rate of 8.0%.

By resolution of the CNV No. 878/2021, dated January 11, 2021, the CNV established that, with certain limited exceptions, in order to process any instruction for the sale of securities acquired with Argentine pesos for U.S. dollars outside of Argentina, or for the transfer of those securities to depositories outside of Argentina, the securities must have been held for at least three business days since the date of their credit in the depository’s custody account.

Pursuant to Decrees Nos. 332/2020 and 376/2020 dated April 1, 2020 and April 20, 2020, respectively, and each as amended, in connection with the COVID-19 crisis, the Argentine government approved government aid for private sector employers. Pursuant to Administrative Decision 591/2020 of the Chief Cabinet of Ministers, entities benefiting from these programs are prohibited from, among other things, making dividend distributions, and purchasing securities with Argentine pesos for their sale for foreign currency or transferring to custody accounts outside of Argentina.

Law No. 19,359 (revised text pursuant to Decree No. 480/95 and complementary regulations) provides penalties for the infringement of any foreign exchange regulations. Penalties include fines of up to a tenfold increase in the amount of the infringing transaction, temporary suspensions, disqualification for up to ten years preventing the infringing party from acting as importer, exporter and/or as foreign exchange institution, or even prison in event of recidivism.

For additional information regarding all current foreign exchange restrictions and exchange control regulations in Argentina, investors should consult their legal advisors and read the applicable rules mentioned herein, as well as any amendments and complementary regulations, which are available at the Argentine Central Bank's website: www.bcra.gob.ar.

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
•US$ 50,000,000 or more, in which case a quarterly statement must be filed in advance at each quarter, in addition to the annual statement (which may in turn complement and/or ratify the quarterly statements).
•Between US$ 10,000,000 and US$ 50,000,000, in which case only an annual statement must be filed.
•Between US$ 1,000,000 and US$ 10,000,000, in which case only an annual statement must be filed, with an option to use a simplified version of the statement.
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
This discussion does not address all U.S. federal income tax considerations that may be relevant to a particular holder based on its particular circumstances with respect to the acquisition, ownership and disposition of our common shares, and you are urged to consult your own tax advisor regarding your specific tax situation. For example, the discussion does not address the tax considerations that may be relevant to U.S. Holders in special tax situations, such as:

•insurance companies;
•tax-exempt organizations (including private foundations);
•brokers or dealers in securities or currencies and traders in securities that elect to mark to market;
•banks and financial institutions;
•partnerships or other pass-through entities (or a person holding our common shares through a partnership or other pass-through entity or arrangement treated as such);
•real estate investment trusts and regulated investment companies;
•companies that accumulate earnings to avoid U.S. federal income tax;
•persons who acquire common shares through the exercise of employee share options or other compensation: arrangements;
•persons liable for alternative minimum tax;
•S corporations;
•accrual-method taxpayers subject to special tax accounting rules under Section 451(b) of the Code;
•holders whose functional currency for U.S. federal income tax purposes is not the U.S. dollar or that hold shares through non-U.S. brokers of other non-U.S. intermediaries;
•certain former U.S. citizens or residents or U.S. expatriates;
•holders that hold our common shares as part of a hedge, straddle or conversion or other integrated transaction;
•holders that purchase or sell our common shares as part of a wash sale for U.S. federal income tax purposes; or
•holders that own, directly, indirectly, or constructively, 10% or more of the total combined voting power or value of our common shares.
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
You are a “U.S. Holder” if you are a beneficial owner of our common shares and you are, for U.S. federal income tax purposes:
•an individual who is a citizen or resident of the United States;
•a corporation, or any other entity taxable as a corporation, created or organized in or under the laws of the United States or any State thereof, including the District of Columbia;
•an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
•a trust (a) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (b) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.
If a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) owns our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partnership that owns our common shares, and partners in such a partnership, should consult their own tax advisors regarding their specific tax situations.
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
If you are an individual, trust or estate U.S. Holder, dividends paid on the common shares that constitute “qualified dividend income” will be taxable to you at the preferential rates of taxation applicable to long-term capital gains. Dividends paid on our common shares will be treated as “qualified dividend income” if:
•the common shares are readily tradable on an established securities market in the United States or (b) we are eligible for benefits of the income tax treaty between Luxembourg and the United States (the “Treaty”);
•we are not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC;
•the U.S. Holder holds the common shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements;
•the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.
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
Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.
Item 15.    Controls and Procedures
a) Disclosure Controls and Procedures
Our company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, of the effectiveness of our disclosure controls and procedures as of December 31, 2020. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on this evaluation, our company’s Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective as of December 31, 2020.
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
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedure may deteriorate. The Company, with the participation of its Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020.
We assessed the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2020. In making this assessment, management used the criteria established in “Internal Control — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). As a result of this assessment, the Company’s management has determined that the Company’s internal control over financial reporting was effective as of December 31, 2020.
c) Attestation Report of the Registered Public Accounting Firm
The effectiveness of the Company’s internal control over financial reporting as of December 31, 2020 has been audited by Price Waterhouse & Co S.R.L, an independent registered public accounting firm, our independent auditor, as stated in their report which is included herein at page F-2 of our Consolidated Financial Statements.
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
Item 16.
Item 16 A.Audit Committee Financial Expert
Our audit committee consists of three independent directors: Mr. Mark Schachter, Mr. Andrés Velasco Brañes and Mr. Ivo Sarjanovic. Our board of directors has determined that Mr. Mark Schachter has the attributes of an “audit committee financial expert” and is independent within the meaning of this Item 16A and satisfies the financial literacy requirements of the NYSE.
Item 16 B.Code of Ethics
We have adopted a code of ethics and business conduct that applies to our directors, executive officers and all employees. The text of our code of ethics is posted on our web site at: www.adecoagro.com.
Item 16 C.Principal Accountant Fees and Services
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

	For the year ended December 31,
	(in thousands of $)
	2020	2019
Audit Fees(1)	1,275	1,288
Tax fees(2)	—	—
Total	1,275	1,288

(1)“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our Consolidated Financial Statements and internal control over financial reporting of the Company, the statutory financial statements of the Company and its subsidiaries, and any other audit services required for the SEC or other regulatory filings.
During the fiscal year ended December 31, 2020 and 2019, no non-audit-related services were provided by our principal auditors.
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
Item 16 D.Exemptions from the Listing Standards for Audit Committees
Not applicable.

Item 16 E.Purchases of Equity Securities by the Issuer and Affiliated Purchasers

	(a) Total Number of Shares (Units) Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that may yet be Purchased Under the Plans or Programs
09/1/2013-12/31/2013	654,454	7.71	654,454	5,861,397
1/1/2014-8/31/2014	1,692,139	7.81	1,692,139	4,591,949
9/1/2015-10/31/2015	37,500	7.96	37,500	6,025,916
9/1/2016-12/31/2016	456,732	10.67	456,732	5,929,278
1/1/2017-12/31/2017	3,849,445	10.29	3,849,445	5,010,777
1/1/2018-4/26/2018	1,613,584	9.07	1,613,584	1,658,228
1/1/2019-9/30/2019	297,732	5.83	297,732	5,530,053
10/1/2019-12/31/2019	398,466	6.31	398,466	5,475,760
1/1/2020-9/30/2020	772,615	5.06	772,615	4,703,145
12/1/2020-12/31/2020	66,716	6.60	66,716	5,800,224
1/1/2021-1/31/2021	532,894	7.59	532,894	5,267,330
2/1/2021-2/28/2021	371,251	8.06	371,251	4,896,079
3/1/2021-3/31/2021	289,606	8.33	289,606	4,606,473
4/1/2021-4/19/2021	178,105	8.35	178,105	4,428,368
Total	11,211,239	7.83	11,211,239
 The total number of shares purchased set forth above were purchased pursuant to the Company´s Repurchase Program adopted on September 12, 2013. See “Item 10 – Additional Information – Repurchase of Shares”.
Item 16 F.Change in Registrant’s Certifying Accountant
Not applicable.
Item 16 G.Corporate Governance
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
Non-management Directors’ Meetings
Under NYSE standards, non-management directors must meet at regularly scheduled executive sessions without management present and, if such group includes directors who are not independent, a meeting should be scheduled once per year including only independent directors. Neither Luxembourg law nor our Articles of Association require the holding of such meetings and we do not have a set policy for these meetings. Our Articles of Association provide, however, that the board shall meet as often as required by the best interest of the Company. For additional information, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.”
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
Item 16 H.Mine Safety Disclosure
Not applicable.
PART III

Item 17.    Financial Statements

We have responded to Item 18 in lieu of responding to this item.

Item 18.    Financial Statements.

See pages F-1 through F-87 of this annual report.

Item 19.    Exhibits

Exhibit Number	Description
1.1
Amended and Restated Articles of Association of Adecoagro S.A. dated April 15, 2020, previously filed as exhibit 1.1. to our Annual Report on Form 20-F for the year ended December 31, 2019 and incorporated by reference herein.

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

8.1	Subsidiaries of Adecoagro S.A. as of April 27, 2021.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Cushman & Wakefield Argentina S.A.

15.2	Consent of Price Waterhouse & Co. S.R.L.

101.INS	iXBRL Instance Document.

101.SCH	iXBRL Taxonomy Extension Schema Document.

101.CAL	iXBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	iXBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	iXBRL Taxonomy Extension Label Linkbase Document.

101.PRE	iXBRL Taxonomy Extension Presentation Linkbase Document.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Adecoagro S.A.

/s/ Mariano Bosch
Name: Mariano Bosch
Title: Chief Executive Officer
Date: April 28, 2021

Adecoagro S.A.

Consolidated Financial Statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Adecoagro S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Adecoagro S.A. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 202’, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 34.1 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

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
F-2

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

Valuation of Level 3 Biological Assets

As described in Notes 16, 33 (b) and 34.11 to the consolidated financial statements, the total fair value of the Company’s level 3 biological assets related to sown land – crops, sown land – rice and sown land – sugarcane was US$ 148 million at December 31, 2020. Fair value of these biological assets is determined by management using a discounted cash flows model which requires the input of highly subjective assumptions including significant unobservable inputs. The discounted cash flow model included significant judgements and assumptions relating to management’s cash flow projections including future market prices, estimated yields at the point of harvest, estimated production cycle, future costs of harvesting and others cost and estimated discount rate.

The principal considerations for our determination that performing procedures relating to the valuation of the Company’s level 3 biological assets related to sown land – crops, sown land – rice and sown land – sugarcane is a critical audit matter are (i) the significant judgment by management when developing the fair value measurement; (ii) a high degree of auditor judgement, subjectivity, and effort in performing procedures and evaluating management’s cash flow projections and significant assumptions related to future market prices, estimated yields at the point of harvest, estimated production cycle, future costs of harvesting and others cost and estimated discount rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of the Company’s level 3 biological assets related to sown land – crops, sown land – rice and sown land – sugarcane. These procedures also included, among others, evaluating the significant assumptions and methods used by management in developing the fair value measurement including future market prices, estimated yields at the point of harvest, estimated production cycle, future costs of harvesting and others cost and estimated discount rate. Evaluating management’s assumptions involved evaluating whether these assumptions were reasonable considering the consistency with external information and past records and testing management’s sensitivity analysis of certain significant assumptions. Professionals with specialized skill and knowledge were used to assist in the evaluation of certain significant assumptions, including estimated yields at the point of harvest and estimated production cycle.

Property, Plant and Equipment and Goodwill Impairment Assessment- Cash Generating Units with Allocated Goodwill in Brazil

As described in Notes 12, 15, 33 (a) and 34.10 to the consolidated financial statements, the Company’s consolidated property, plant and equipment and goodwill balances at December 31, 2020 were US$ 1,358 million and US$ 14.5 million, respectively, of which US$ 519 million was allocated to the cash generating units with
F-3

allocated goodwill in Brazil. The Company conducts an impairment test as of September 30 of each year, or more frequently if events or changes in circumstances indicate that the carrying value of the asset or cash generating unit may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of the asset or cash generating unit exceeds its recoverable amount. The recoverable amounts are estimated for individual assets or, where an individual asset does not generate cash flows independently, the recoverable amount is estimated for the cash generating unit to which the asset belongs. The recoverable amount of the asset or the cash generating unit is the higher of the fair value less costs to sell and value in use. The recoverable amount of cash generating units with allocated goodwill in Brazil was determined based on value in use calculations. The determination of the value in use calculation required the use of significant estimates and assumptions related to management’s cash flow projections, including yield average growth rates, future pricing increases, future cost decrease, discount rates and perpetuity growth rate.

The principal considerations for our determination that performing procedures relating to the impairment assessment of property, plant and equipment and goodwill associated with the cash generating units with allocated goodwill in Brazil is a critical audit matter are (i) the significant judgment by management when developing the value in use calculation of these cash generating units; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s cash flow projections and significant assumptions related to yield average growth rates, future pricing increases, future cost decrease, discount rates and perpetuity growth rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment assessment of property, plant and equipment and goodwill associated with the cash generating units with allocated goodwill in Brazil, including controls over the valuation of the Company’s cash generating units. These procedures also included, among others (i) testing management’s process for developing the estimate; (ii) evaluating the appropriateness of the discounted cash flow model; (iii) testing the completeness and accuracy of underlying data used in the model; and (iv) evaluating the reasonableness of the significant assumptions used by management related to yield average growth rates, future pricing increases, future cost decrease, discount rates and perpetuity growth rate. Evaluating management’s assumptions related to yield average growth rates, future pricing increases, future cost decrease, discount rates and perpetuity growth rate involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the cash generating units; (ii) the consistency with external market and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and the discount rate assumptions.

Buenos Aires, Argentina.
April 28, 2021.

/s/ PRICE WATERHOUSE & CO. S.R.L.
/s/ Jorge Frederico Zabaleta (Partner)
Jorge Frederico Zabaleta

We have served as the Company’s auditor since 2008.

F-4

Legal information

Denomination: Adecoagro S.A.

Legal address: Vertigo Naos Building, 6, Rue Eugène Ruppert, L-2453, Luxembourg

Company activity: Agricultural and agro-industrial
Date of registration: June 11, 2010
Expiration of company charter: No term defined
Number of register (RCS Luxembourg): B153.681
Issued Capital Stock: 122,381,815 common shares
Outstanding Capital stock: 117,296,951 common shares
Treasury shares: 5,084,864 common shares

Adecoagro S.A.
Consolidated Statements of Income
for the years ended December 31, 2020, 2019 and 2018
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2020	2019 (*)	2018 (*)
Sales of goods and services rendered	4	817,764	887,138	793,239
Cost of goods sold and services rendered	5	(611,946)	(671,173)	(609,965)
Initial recognition and changes in fair value of biological assets and agricultural produce	16	122,729	68,589	16,195
Changes in net realizable value of agricultural produce after harvest		7,005	1,825	(909)
Margin on manufacturing and agricultural activities before operating expenses		335,552	286,379	198,560
General and administrative expenses	6	(53,428)	(57,202)	(56,080)
Selling expenses	6	(95,058)	(106,972)	(90,215)
Other operating income, net	8	1,987	(822)	104,232
Profit from operations		189,053	121,383	156,497
Finance income	9	26,054	8,979	8,394
Finance costs	9	(213,776)	(126,111)	(163,937)
Other financial results - Net gain of inflation effects on the monetary items	9	12,064	16,911	(25,211)
Financial results, net	9	(175,658)	(100,221)	(180,754)
Profit / (Loss) before income tax		13,395	21,162	(24,257)
Income tax (expense) / benefit	10	(12,325)	(20,820)	1,024
Profit / (Loss) for the year		1,070	342	(23,233)

Attributable to:
Equity holders of the parent		412	(772)	(24,622)
Non-controlling interest		658	1,114	1,389

Earnings / (Loss) per share from operations attributable to the equity holders of the parent during the year:
Basic earnings per share	11	0.003	(0.007)	(0.211)
Diluted earnings per share	11	0.003	(0.007)	(0.211)
(*) Prior periods have been recast to reflect the Company's change in accounting policy for the reclassification within financial results as explained in Note 34.1.

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Comprehensive Income
for the years ended December 31, 2020, 2019 and 2018
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	2020	2019	2018
Profit / (Loss) for the year	1,070	342	(23,233)
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	(78,961)	(27,828)	(121,296)
Cash flow hedge, net of income tax	(14,386)	(19,420)	(32,195)
- Items that will not be reclassified to profit or loss:
Revaluation surplus net of income tax (Note 12, 14)	29,453	(31,929)	405,906
Other comprehensive (loss) / income for the year	(63,894)	(79,177)	252,415
Total comprehensive (loss) / income for the year	(62,824)	(78,835)	229,182

Attributable to:
Equity holders of the parent	(63,353)	(75,437)	213,641
Non-controlling interest	529	(3,398)	15,541

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Financial Position
as of December 31, 2020 and 2019
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2020	2019 (*)
ASSETS
Non-Current Assets
Property, plant and equipment	12	1,358,292	1,493,220
Right of use assets	13	209,694	238,053
Investment property	14	31,179	34,295
Intangible assets	15	26,930	33,679
Biological assets	16	14,725	13,303
Deferred income tax assets	10	19,821	13,664
Trade and other receivables, net	19	52,266	44,993
Derivative financial instruments	18	1,951	—
Other assets		809	1,034
Total Non-Current Assets		1,715,667	1,872,241
Current Assets
Biological assets	16	150,968	117,133
Inventories	20	133,461	112,790
Trade and other receivables, net	19	145,662	127,338
Derivative financial instruments	18	151	1,435
Other assets		45	94
Cash and cash equivalents	21	336,282	290,276
Total Current Assets		766,569	649,066
TOTAL ASSETS		2,482,236	2,521,307
SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	23	183,573	183,573
Share premium	23	902,815	901,739
Cumulative translation adjustment		(555,044)	(492,374)
Equity-settled compensation		14,795	15,354
Cash flow hedge	2	(90,689)	(76,303)
Other reserves		83,406	66,047
Treasury shares		(7,630)	(7,946)
Revaluation surplus		343,570	337,877
Reserve from the sale of non-controlling interests in subsidiaries		41,574	41,574
Retained earnings		8,671	18,728
Equity attributable to equity holders of the parent		925,041	988,269
Non-controlling interest		38,683	40,614
TOTAL SHAREHOLDERS EQUITY		963,724	1,028,883
LIABILITIES
Non-Current Liabilities
Trade and other payables	26	290	3,599
Borrowings	27	813,464	780,202
Lease liabilities	28	159,435	174,570
Deferred income tax liabilities	10	182,377	165,508
Payroll and social liabilities	29	1,075	1,209
Provisions for other liabilities	30	2,705	2,936
Total Non-Current Liabilities		1,159,346	1,128,024
Current Liabilities
Trade and other payables	26	126,315	106,887
Current income tax liabilities		760	754
Payroll and social liabilities	29	23,333	25,208
Borrowings	27	157,626	188,078
Lease liabilities	28	36,337	41,814
Derivative financial instruments	18	13,141	1,423
Provisions for other liabilities	30	1,654	236
Total Current Liabilities		359,166	364,400
TOTAL LIABILITIES		1,518,512	1,492,424
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		2,482,236	2,521,307
(*) Prior periods have been recast to reflect the Company's change in accounting policy for the reclassification within shareholders equity of the initial application of IAS 29 as explained in Note 34.1.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Changes in Shareholders’ Equity
for the years ended December 31, 2020, 2019 and 2018
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share capital (Note 23)	Share premium (Note 23)	Cumulative translation adjustment	Equity-settled compensation	Cash flow hedge	Other Reserves	Treasury shares	Revaluation surplus	Reserve from the sale of non-controlling interests in subsidiaries	Retained earnings	Subtotal	Non- controlling interest	Total shareholders’ equity
Balance at January 1, 2018	183,573	908,934	(552,604)	17,852	(24,691)	—	(6,967)	—	41,574	294,150	861,821	29,376	891,197
Reclassification of "adjustment of opening balance for the application of IAS 29 (Note 29) (***)	—	—	187,941	—	—	—	—	—	—	(187,941)	—	—	—
Total equity at the beginning of financial year	183,573	908,934	(364,663)	17,852	(24,691)	—	(6,967)	—	41,574	106,209	861,821	29,376	891,197
Loss for the year	—	—	—	—	—		—		—	(24,622)	(24,622)	1,389	(23,233)
Other comprehensive income:
–Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	(113,433)	—	—	—	—	—	—	—	(113,433)	(7,863)	(121,296)
Cash flow hedge (*)	—	—	—	—	(32,193)	—	—	—	—	—	(32,193)	(2)	(32,195)
–Items that will not be reclassified subsequently to profit or loss:
Revaluation surplus (**)	—	—	—	—	—	—	—	383,889	—	—	383,889	22,017	405,906
Other comprehensive income for the year	—	—	(113,433)	—	(32,193)	—	—	383,889	—	—	238,263	14,152	252,415
Total comprehensive income for the year	—	—	(113,433)	—	(32,193)	—	—	383,889	—	(24,622)	213,641	15,541	229,182

Reserves for the benefit of government grants (1)	—	—	—	—	—	32,380	—	—	—	(32,380)	—	—	—
Employee share options (Note 24)
- Forfeited	—	—	—	(40)	—	—	—	—	—	40	—	—	—
Restricted shares (Note 24):
- Value of employee services	—	—	—	3,899	—	—	—	—	—	—	3,899	—	3,899
- Vested	—	4,775	—	(5,520)	—	—	745	—	—	—	—	—	—
Purchase of own shares (Note 23)	—	(13,206)	—	—	—	—	(2,519)	—	—	—	(15,725)	—	(15,725)
Dividends	—	—	—	—	—	—	—	—	—	—	—	(408)	(408)
Balance at December 31, 2018	183,573	900,503	(478,096)	16,191	(56,884)	32,380	(8,741)	383,889	41,574	49,247	1,063,636	44,509	1,108,145

(*) Net of 11,322 of income tax.
(**) Net of 139,223 of Income tax.
(***) Prior periods have been recast to reflect the Company's change in accounting policy for the classification of the adjustment of opening balance for the application of IAS 29 as explained in Note 34.
(1) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values in our Sugar, ethanol and energy business. (please see Note 25).

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Changes in Shareholders’ Equity
for the years ended December 31, 2020, 2019 and 2018
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share capital (Note 23)	Share premium (Note 23)	Cumulative translation adjustment	Equity-settled compensation	Cash flow hedge	Other Reserves	Treasury shares	Revaluation surplus	Reserve from the sale of non-controlling interests in subsidiaries	Retained earnings	Subtotal	Non- controlling interest	Total shareholders’ equity
Balance at January 1, 2019 (****)	183,573	900,503	(478,096)	16,191	(56,884)	32,380	(8,741)	383,889	41,574	49,247	1,063,636	44,509	1,108,145
Profit for the year	—	—	—	—	—	—	—	—	—	(772)	(772)	1,114	342
Other comprehensive income:
–Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	(14,278)	—	—	—	—	(12,183)	—	—	(26,461)	(1,367)	(27,828)
Cash flow hedge (*)	—	—	—	—	(19,419)	—	—	—	—	—	(19,419)	(1)	(19,420)
–Items that will not be reclassified subsequently to profit or loss:											—		—
Revaluation surplus (**)	—	—	—	—	—	—	—	(28,785)	—	—	(28,785)	(3,144)	(31,929)
Reserve of the revaluation surplus derived from the disposals of assets (***)	—	—	—	—	—	—	—	(5,044)	—	5,044	—	—	—
Other comprehensive (loss) / income for the year	—	—	(14,278)	—	(19,419)	—	—	(46,012)	—	5,044	(74,665)	(4,512)	(79,177)
Total comprehensive income for the year	—	—	(14,278)	—	(19,419)	—	—	(46,012)	—	4,272	(75,437)	(3,398)	(78,835)

Reserves for the benefit of government grants (1)	—	—	—	—	—	34,791	—	—	—	(34,791)	—	—	—
- Forfeited	—	—	—	—	—	5	(5)	—	—	—	—	—	—
Restricted shares and restricted units (Note 21):
- Value of employee services	—	—	—	3,612	—	—	—	—	—	—	3,612	—	3,612
- Vested	—	4,455	—	(4,449)	—	—	715	—	—	—	721	—	721
Purchase of own shares (Note 23)	—	(3,219)	—	—	—	—	(1,044)	—	—	—	(4,263)	—	(4,263)
- Granted (***)	—	—	—	—	—	(1,129)	1,129	—	—	—	—	—	—
Dividends	—	—	—	—	—	—	—	—	—	—	—	(497)	(497)
Balance at December 31, 2019	183,573	901,739	(492,374)	15,354	(76,303)	66,047	(7,946)	337,877	41,574	18,728	988,269	40,614	1,028,883

(*) Net of 6,752 of Income tax.
(**) Net of 10,480 of Income tax.
(***) Net of 2,978 of Income tax.
(****) Prior periods have been recast to reflect the Company's change in accounting policy for the classification of the adjustment of opening balance for the application of IAS 29 as explained in Note 34.
(1) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values in our Sugar, ethanol and energy business. (please see Note 25).

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Changes in Shareholders’ Equity
for the years ended December 31, 2020, 2019 and 2018
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share capital (Note 23)	Share premium (Note 23)	Cumulative translation adjustment	Equity-settled compensation	Cash flow hedge	Other reserves	Treasury shares	Revaluation surplus	Reserve from the sale of non-controlling interests in subsidiaries	Retained earnings	Subtotal	Non- controlling interest	Total shareholders’ equity
Balance at January 1, 2020	183,573	901,739	(492,374)	15,354	(76,303)	66,047	(7,946)	337,877	41,574	18,728	988,269	40,614	1,028,883
Profit for the year	—	—	—	—	—	—	—	—	—	412	412	658	1,070
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	(62,670)	—	—	—	—	(15,173)	—	—	(77,843)	(1,118)	(78,961)
Cash flow hedge (*)	—	—	—	—	(14,386)	—	—	—	—	—	(14,386)	—	(14,386)
- Items will not be reclassified to profit or loss:
Revaluation surplus (**)	—	—	—	—	—	—	—	28,464	—	—	28,464	989	29,453
Reserve of the revaluation surplus derived from the disposals of assets (***)	—	—	—	—	—	—	—	(7,598)	—	7,598	—	—	—
Other comprehensive income for the year	—	—	(62,670)	—	(14,386)	—	—	5,693	—	7,598	(63,765)	(129)	(63,894)
Total comprehensive income for the year	—	—	(62,670)	—	(14,386)	—	—	5,693	—	8,010	(63,353)	529	(62,824)

Reserves for the benefit of government grants (1)	—	—	—	—	—	18,067	—	—	—	(18,067)	—	—	—
Restricted shares (Note 24):
- Value of employee services	—	—	—	3,266	—	—	—	—	—	—	3,266	—	3,266
- Vested	—	4,182	—	(3,825)	—	383	484	—	—	—	1,224	—	1,224
- Forfeited	—	—	—	—	—	36	(36)	—	—	—	—	—	—
- Granted	—	—	—	—	—	(1,127)	1,127	—	—	—	—	—	—
Purchase of own shares (Note 23)	—	(3,106)	—	—	—	—	(1,259)	—	—	—	(4,365)	—	(4,365)
Dividends	—	—	—	—	—	—	—	—	—	—	—	(2,460)	(2,460)
Balance at December 31, 2020	183,573	902,815	(555,044)	14,795	(90,689)	83,406	(7,630)	343,570	41,574	8,671	925,041	38,683	963,724
(*) Net of 5,729 of Income tax.
(**) Net of 11,790 of Income tax.
(***) Net of 3,458 of Income tax.
(1) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values in our Sugar, ethanol and energy business. (please see Note 25).
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Cash Flows
for the years ended December 31, 2020, 2019 and 2018
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2020	2019 (*)	2018 (*)
Cash flows from operating activities:
Profit / (Loss) for the year		1,070	342	(23,233)
Adjustments for:
Income tax expense / (benefit)	10	12,325	20,820	(1,024)
Depreciation	12	140,579	173,208	153,034
Amortization	15	1,293	1,231	1,220
Depreciation of right of use assets	13	40,820	45,168	—
Loss from the disposal of other property items	8	(2,198)	329	95
Gain from the sale of farmland and other assets	8	(2,064)	(1,354)	(36,227)
Loss from the sale of subsidiary		554	—	—
Acquisition of subsidiaries	22	—	(149)	—
Net (gain) / loss from the fair value adjustment of Investment properties	8	(1,077)	325	(13,409)
Equity settled share-based compensation granted	7	4,316	4,734	4,728
Loss / (gain) from derivative financial instruments and forwards	8, 9	10,058	(469)	(51,504)
Interest, finance cost related to lease liabilities and other financial expense, net	9	47,686	59,916	40,223
Initial recognition and changes in fair value of non harvested biological assets (unrealized)		(32,975)	(1,720)	30,299
Changes in net realizable value of agricultural produce after harvest (unrealized)		481	481	647
Provision and allowances		1,940	2,778	2,126
Net (gain) / loss of inflation effects on the monetary items	9	(12,064)	(16,911)	25,211
Foreign exchange losses, net	9	109,266	25,779	68,787
Cash flow hedge – transfer from equity	9	24,363	25,484	38,086
Subtotal		344,373	339,992	239,059
Changes in operating assets and liabilities:
Increase in trade and other receivables		(55,233)	(17,664)	(65,942)
(Increase) / Decrease in inventories		(30,165)	9,998	(41,531)
(Increase) / Decrease in biological assets		(10,290)	(27,037)	2,958
(Increase) / Decrease in other assets		(35)	(210)	(777)
Decrease in derivative financial instruments		5,234	3,997	50,021
Increase in trade and other payables		828	13,102	31,148
Increase in payroll and social security liabilities		4,120	2,565	5,876
Increase / (Decrease) in provisions for other liabilities		380	(351)	(430)
Net cash generated from operating activities before taxes paid		259,212	324,392	220,382
Income tax paid		(2,087)	(2,282)	(1,869)
Net cash generated from operating activities	(a)	257,125	322,110	218,513

(*) Prior periods have been recast to reflect the Company's change in accounting policy for the reclassification within financial results as explained in Note 34.1

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Cash Flows (Continued)
for the years ended December 31, 2020, 2019 and 2018
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2020	2019 (*)	2018 (*)
Cash flows from investing activities:
Acquisition of business, net of cash and cash equivalents acquired		—	683	—
Purchases of property, plant and equipment	12	(168,529)	(252,450)	(207,069)
Purchase of cattle and non current biological assets	16	(7,339)	(4,950)	(5,706)
Purchases of intangible assets	15	(1,122)	(8,617)	(3,321)
Interest received and others	9	25,421	7,210	7,728
Proceeds from disposal of other property items		3,482	2,652	1,748
Proceeds from the sale of farmland and other assets	22	16,022	5,833	31,511
Proceeds from the sale of subsidiary	22	10,149	—	—
Net cash used in investing activities	(b)	(121,916)	(249,639)	(175,109)

Cash flows from financing activities:
Proceeds from long-term borrowings	27	116,015	108,271	45,536
Payments of long-term borrowings	27	(34,750)	(101,826)	(124,349)
Proceeds from short-term borrowings	27	207,217	193,977	318,108
Payments of short-term borrowings	27	(233,540)	(131,521)	(190,630)
Interest paid	(c)	(60,026)	(53,996)	(50,021)
(Payments) / collections of derivatives financial instruments		(1,687)	1,481	(2,578)
Lease payments		(40,336)	(49,081)	—
Purchase of own shares		(4,365)	(4,263)	(15,725)
Dividends paid to non-controlling interest		(2,447)	(905)	(1,195)
Net cash used from financing activities	(d)	(53,919)	(37,863)	(20,854)
Net increase in cash and cash equivalents		81,290	34,608	22,550
Cash and cash equivalents at beginning of year	21	290,276	273,635	269,195
Effect of exchange rate changes and inflation on cash and cash equivalents	(e)	(35,284)	(17,967)	(18,110)
Cash and cash equivalents at end of year	21	336,282	290,276	273,635
(a) Includes (14,956), 23,550 and 7,598 of the combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries for 2020, 2019 and 2018, respectively.
(b) Includes (429), 2,922 and 3,935 of the combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries for 2020, 2019 and 2018, respectively.
(c) Includes (1,639), 4.408 and nil of the combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries for 2020, 2019 and 2018, respectively.
(d) Includes 15,694, (14,340) and (8,231) of the combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries for 2020, 2019 and 2018, respectively.
(e) Includes (309), (12,132) and (3,302) of the combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries for 2020, 2019 and 2018, respectively.

Non-cash investing and financing transactions disclosed in other notes are the seller financing of Subsidiaries in Note 22.

(*) Prior periods have been recast to reflect the Company's change in accounting policy for the reclassification within financial results as explained in Note 34.1
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

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

These Consolidated Financial Statements have been approved for issue by the Board of Directors on March 9, 2021.

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

    In Argentina, ongoing economical events forced the government to impose certain restrictions in the exchange markets, such as:
–Dividends payments to non residents.
– Set specific deadlines to enter and settle exports
– Prior authorization of the BCRA for the formation of external assets for companies
– Prior authorization of the BCRA for the payment of debts related to companies abroad
– Deferral of payment of certain public debt instruments.
– Fuel price control

•Exchange rate risk

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

	2020
	Subsidiaries’ functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Uruguayan Peso	U.S. Dollar	Total
Argentine Peso	(115,097)	—	—	(288)	(115,385)
Brazilian Reais	—	(298,039)	—	—	(298,039)
U.S. Dollar	(193,353)	(307,611)	20,720	47,122	(433,122)
Uruguayan Peso	—	—	(655)	—	(655)
Total	(308,450)	(605,650)	20,065	46,834	(847,201)

	2019
	Subsidiaries’ functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Uruguayan Peso	U.S. Dollar	Total
Argentine Peso	(19,733)	—	—	(560)	(20,293)
Brazilian Reais	—	(196,081)	—	—	(196,081)
U.S. Dollar	(317,296)	(438,604)	21,586	48,091	(686,223)
Uruguayan Peso	—	—	(2,086)	—	(2,086)
Total	(337,029)	(634,685)	19,500	47,531	(904,683)

The Group’s analysis shown on the tables below is carried out based on the exposure of each functional currency subsidiary against the U.S. Dollar. The Group estimated that, other factors being constant, a hypothetical 10% appreciation/depreciation of the U.S. Dollar against the respective functional currencies for the years ended December 31, 2020 and 2019 would have decreased/increased the Group’s Profit before income tax for the year. A 10% depreciation of the U.S. Dollar against the functional currencies would have an equal and opposite effect on the income statement. A portion of this effect would have been recognized as other comprehensive income since a portion of the Company’s borrowings was used as cash flow hedge of the foreign exchange rate risk of a portion of its highly probable future sales in U.S. Dollars (see Hedge Accounting - Cash Flow Hedge below for details).

		Functional currency
Net monetary position		Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
2020	U.S. Dollar	(19,335)	(30,761)	2,072	(48,024)
2019	U.S. Dollar	(31,730)	(43,860)	2,159	(73,431)

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

Principal amounts of long-term borrowings (non-derivative financial instruments) and notional values of foreign currency forward contracts (derivative financial instruments) were designated as hedging instruments. These instruments are exposed to Brazilian Reais/ U.S. Dollar foreign currency risks related to operations in Brazil and Argentine Peso/U.S. Dollar in Argentina, respectively. As of December 31, 2020 and 2019, approximately 15.0% and 19.5%, respectively, of projected sales qualify as highly probable forecast transactions for hedge accounting purposes and were designated as hedged items.

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

The Company expects that the cash flows will occur and affect profit or loss between 2021 and 2025.

For the year ended December 31, 2020, a total amount before income tax of US$ 46,145 gain (US$ 54,312 gain in 2019) was recognized in other comprehensive income and an amount of US$ 26,031 loss (US$ 15,594 loss in 2019) was reclassified from equity to profit or loss within “Financial results, net”.

•Raw material price risk

Inflation in the costs of raw materials and goods and services from industry suppliers and manufacturers presents risks to project economics. A significant portion of the Group’s cost structure includes the cost of raw materials primarily seeds, fertilizers and agrochemicals, among others. Prices for these raw materials may vary significantly.

•End-product price risk

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

As of December 31, 2020, cash and cash equivalents of the Group totaled US$ 336.3 million, which could be used for managing liquidity risk.

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

At December 31, 2020	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 Years	Total
Trade and other payables	114,523	15	22	253	114,813
Borrowings	286,588	132,266	197,941	713,321	1,330,116
Leases Liabilities	36,714	20,608	74,565	65,639	197,526
Derivative financial instruments	13,141	—	—	—	13,141
Total	450,966	152,889	272,528	779,213	1,655,596

At December 31, 2019	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 Years	Total
Trade and other payables	94,821	3,399	30	170	98,420
Borrowings	122,403	154,682	230,058	681,819	1,188,962
Leases Liabilities	46,370	52,372	89,259	121,081	309,082
Derivative financial instruments	1,423	—	—	—	1,423
Total	265,017	210,453	319,347	803,070	1,597,887

•Interest rate risk

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

The following tables show a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary issuing the loans. These analyses are performed after giving effect to interest rate swaps.

 The analysis for the year ended December 31, 2020 and 2019 is as follows:

	2020
	Subsidiaries’ functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	U.S. Dollar	Total
Fixed rate:
Argentine Peso	81,283	—	—	—	81,283
Brazilian Reais	—	22,834	—	—	22,834
U.S. Dollar	30,671	75,592	2,002	505,259	613,524
Subtotal fixed-rate borrowings	111,954	98,426	2,002	505,259	717,641
Variable rate:
Brazilian Reais	—	184,123	—	—	184,123
U.S. Dollar	66,584	2,742	—	—	69,326
Subtotal variable-rate borrowings	66,584	186,865	—	—	253,449
Total borrowings as per statement of financial position	178,538	285,291	2,002	505,259	971,090

	2019
	Subsidiaries’ functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	U.S. Dollar	Total
Fixed rate:
Argentine Peso	549	—	—	—	549
Brazilian Reais	—	142,142	—	—	142,142
U.S. Dollar	128,464	77,378	15,113	504,814	725,769
Subtotal fixed-rate borrowings	129,013	219,520	15,113	504,814	868,460
Variable rate:
Brazilian Reais	—	13,604	—	—	13,604
U.S. Dollar	79,339	6,877	—	—	86,216
Subtotal variable-rate borrowings	79,339	20,481	—	—	99,820
Total borrowings as per statement of financial position	208,352	240,001	15,113	504,814	968,280

For the years ended December 31, 2020 and 2019, if interest rates on floating-rate borrowings had been 1% higher with all other variables held constant, the Group’s Profit before income tax for the years would have decreased as shown below. A 1% decrease in interest rates would have an equal and opposite effect on the income statement.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)

	2020
	Subsidiaries’ functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	U.S. Dollar	Total
Variable rate:
Brazilian Reais	—	(1,841)	—	—	(1,841)
U.S. Dollar	(666)	(27)		—	(693)
Total effects on profit before income tax	(666)	(1,868)	—	—	(2,534)

	2019
	Subsidiaries’ functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reias	Uruguayan Peso	U.S. Dollar	Total
Variable rate:
Brazilian Reais	—	(136)	—	—	(136)
U.S. Dollar	(793)	(69)	—	—	(862)
Total effects on profit before income tax	(793)	(205)	—	—	(998)

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

•Credit risk

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

The Group sells to a large base of customers. Type and class of customers may differ depending on the Group’s business segments. For the years ended December 31, 2020 and 2019, more than 80% and 96%, respectively, of the Group’s sales of crops were sold to 36 and 42 well-known customers (both multinational and local) with good credit history with the Group. In the Sugar, Ethanol and Energy segment, sales of ethanol were concentrated in 46 and 52 customers, which represented 100% of total sales of ethanol for the years ended December 31, 2020 and 2019, respectively. Approximately 78% and 86% of the Group’s sales of sugar were concentrated in 76 and 66 well-known traders for the years ended December 31, 2020 and 2019, respectively. The remaining 22% and 14%, which mainly relates to “crystal sugar”, were dispersed among several customers. In 2020 and 2019, energy sales are 96% and 94% concentrated in 52 major customers. In the dairy segment, 65% and 70% of the sales were concentrated in 21 and 36 well-known customers in 2020 and 2019, respectively.

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

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)

The Group is exposed to counterparty credit risk on cash and cash equivalent balances. The Group holds cash on deposit with a number of financial institutions. The Group manages its credit risk exposure by limiting individual deposits to clearly defined limits. The Group only deposits with high quality banks and financial institutions. As of December 31, 2020 and 2019, the total amount of cash and cash equivalents mainly comprise cash in banks and short-term bank deposits. The Group is authorized to transact with banks rated “BBB+” or higher. As of December 31, 2020 and 2019, 6 and 8 banks (primarily JP Morgan, Banco Safra, Itaú Nassau, Credit Agricole, Credit Suisse and Banco Itaú) accounted for more than 81% and 85%, respectively, of the total cash deposited. The remaining amount of cash and cash equivalents relates to cash in hand. Additionally, during the year ended December 31, 2020, the Group invested in fixed-term bank deposits with mainly five bank (ING, Credit Agricole, Credit Suisse, JP Morgan and Banco Galicia y Buenos Aires) and also entered into derivative contracts (currency forward). The Group’s exposure of credit risk arising from cash and cash equivalents is set out in Note 21.

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

•Capital risk management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, it may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or buy own shares or sell assets to reduce debt. Consistent with others in the industry, the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as total debt (including current and non-current borrowings as shown in the consolidated statement of financial position, if applicable) divided by total capital. Total capital is calculated as equity, as shown in the consolidated statement of financial position, plus total borrowings. During the year ended December 31, 2020, the strategy was to maintain the gearing ratio within 0.40 to 0.60, as follows:

	2020	2019
Total borrowings	971,090	968,280
Total equity	963,724	1,028,883
Total capital	1,934,814	1,997,163
Gearing ratio	0.50	0.48

•Derivative financial instruments

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

The following tables show the outstanding positions for each type of derivative contract as of the date of each statement of financial position:

▪ Futures/ options

As of December 31, 2020:

	2020
Type of derivative contract	Quantities (thousands) (**)	Notional amount	Fair Value Asset/ (Liability)	(Loss)/Gain (*)
Futures:
Sale
Corn	52	6,027	(2,846)	2,846
Soybean	32	7,242	(3,380)	3,380
Wheat	(19)	(4,272)	151	(151)
Sugar	217	63,025	(6,738)	5,538
Ethanol	1	277	(20)	3
Total	283	72,299	(12,833)	11,616

As of December 31, 2019:

	2019
Type of derivative contract	Quantities (thousands) (**)	Notional amount	Fair Value Asset/ (Liability)	(Loss)/Gain (*)
Futures:
Sale
Corn	221	923	445	(446)
Soybean	107	7,118	759	(687)
Wheat	13	515	(28)	28
Sugar	101	29,409	(1,342)	1,155
Total	442	37,965	(166)	50
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

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)

▪Interest rate swap

In December 31, 2020 the Group's subsidiary in Brazil, Adecoagro Vale do Ivinhema entered into a interest rate swap operation with Itaú BBA in an aggregate amount of US$ 400 million. In these operation Adecoagro Vale do Ivinhema receives IPCA (Extended National Consumer Price Index) plus 4.24% per year, and pays CDI (an interbank floating interest rate in Reais) plus 1.85% per year. This swap expires semiannually until December, 2026. This contract resulted in a recognition of a gain of US$ 1.8 million in 2020.

▪Currency forward

During the year ended December 31, 2020 and 2019 the Group entered into several currency forward contracts with Brazilian banks in order to hedge the fluctuation of the Brazilian Reais against the U.S. Dollar for a total aggregate amount of US$ 23.8 million. These contracts resulted in a recognition of a loss of US$ 1.9 million and US$ 1.1 million in 2020 and 2019 respectively.

During the year ended on December 31, 2020, the Group entered into several currency forward contracts in order to hedge the fluctuation of the U.S. Dollar against Euro for a total notional amount of US$ 2.4 millions. The currency forward contracts maturity date was March 2021. The outstanding contracts resulted in the recognition of a loss amounting to US$ 0.03 million in 2020.

Gains and losses on currency forward contracts are included within “Financial results, net” in the statement of income.

▪Euro-bob price swap

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

•The Company’s ‘Farming’ is further comprised of three reportable segments:

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

Effective July 1, 2018, the Group applied IAS 29 “Financial Reporting in Hyperinflationary Economies” (“IAS 29”) to its operations in Argentina. IAS 29 “Financial Reporting in Hyperinflationary Economies” requires that the financial statements of entities whose functional currency is that of a hyperinflationary economy be adjusted for the effects of changes in the general price index and be expressed in terms of the current unit of measurement at the closing date of the reporting period (“inflation accounting”). In order to determine whether an economy is classified as hyperinflationary, IAS 29 sets forth a series of factors to be considered, including whether the amount of cumulative inflation nears or exceeds a threshold of 100%. Accordingly, Argentina has been classified as a hyperinflationary economy under the terms of IAS 29 from July 1, 2018. (Please see Note 34 - Basis of preparation and presentations).

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

The following tables show a reconciliation of each reportable segment as per the information reviewed by the CODM and the reportable segment measured in accordance with IAS 29 and IAS 21 as per the Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)

Segment reconciliation for the year ended December 31, 2020:

	2020
	Crops			Rice			Dairy
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	170,114	(1,653)	168,461	102,886	(1,024)	101,862	135,471	(1,997)	133,474
Cost of goods and services rendered	(150,745)	1,495	(149,250)	(74,395)	565	(73,830)	(117,754)	1,747	(116,007)
Initial recognition and changes in fair value of biological assets and agricultural produce	41,777	(934)	40,843	19,449	(772)	18,677	12,638	(294)	12,344
Gain from changes in net realizable value of agricultural produce after harvest	7,078	(71)	7,007	—	—	—	(2)	—	(2)
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	68,224	(1,163)	67,061	47,940	(1,231)	46,709	30,353	(544)	29,809
General and administrative expenses	(6,816)	122	(6,694)	(7,045)	146	(6,899)	(4,896)	108	(4,788)
Selling expenses	(18,265)	267	(17,998)	(14,170)	247	(13,923)	(13,824)	284	(13,540)
Other operating income, net	(12,846)	(7)	(12,853)	731	(18)	713	(189)	3	(186)
Profit from Operations Before Financing and Taxation	30,297	(781)	29,516	27,456	(856)	26,600	11,444	(149)	11,295

Depreciation and amortization	(5,397)	111	(5,286)	(6,652)	147	(6,505)	(6,709)	141	(6,568)
Net (loss) / gain from Fair value adjustment of investment property	—	—	—	—	—	—	—	—	—

	2020
	All other segments			Land transformation			Corporate			Total
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	2,545	(37)	2,508	—	—	—	—	—	—	822,475	(4,711)	817,764
Cost of goods and services rendered	(1,984)	22	(1,962)	—	—	—	—	—	—	(615,775)	3,829	(611,946)
Initial recognition and changes in fair value of biological assets and agricultural produce	1,269	(13)	1,256	—	—	—	—	—	—	124,742	(2,013)	122,729
Gain from changes in net realizable value of agricultural produce after harvest	—	—	—	—	—	—	—	—	—	7,076	(71)	7,005
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	1,830	(28)	1,802	—	—	—	—	—	—	338,518	(2,966)	335,552
General and administrative expenses	(120)	2	(118)	—	(4)	(4)	(19,319)	336	(18,983)	(54,138)	710	(53,428)
Selling expenses	(217)	3	(214)	—	—	—	(202)	7	(195)	(95,866)	808	(95,058)
Other operating income, net	1,069	(2)	1,067	7,934	(14)	7,920	(161)	(8)	(169)	2,033	(46)	1,987
Profit from Operations Before Financing and Taxation	2,562	(25)	2,537	7,934	(18)	7,916	(19,682)	335	(19,347)	190,547	(1,494)	189,053

Depreciation and amortization	(138)	3	(135)	—	—	—	(876)	14	(862)	(142,288)	416	(141,872)
Net (loss) / gain from Fair value adjustment of investment property	1,080	(3)	1,077	—	—	—	—	—	—	1,080	(3)	1,077
Sugar, Ethanol and Energy segment has not been reconciled due to the lack of difference.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
Segment reconciliation for the year ended December 31, 2019:

	2019
	Crops			Rice			Dairy
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	168,938	(2,492)	166,446	102,162	(1,006)	101,156	84,767	(945)	83,822
Cost of goods and services rendered	(159,197)	2,687	(156,510)	(74,480)	529	(73,951)	(77,532)	838	(76,694)
Initial recognition and changes in fair value of biological assets and agricultural produce	30,290	(549)	29,741	13,194	(979)	12,215	13,741	(231)	13,510
Gain from changes in net realizable value of agricultural produce after harvest	1,542	283	1,825	—	—	—	—	—	—
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	41,573	(71)	41,502	40,876	(1,456)	39,420	20,976	(338)	20,638
General and administrative expenses	(5,446)	(87)	(5,533)	(6,752)	147	(6,605)	(4,188)	90	(4,098)
Selling expenses	(12,852)	128	(12,724)	(21,072)	498	(20,574)	(6,252)	18	(6,234)
Other operating income, net	(2,283)	(225)	(2,508)	282	(15)	267	(635)	(68)	(703)
Profit from Operations Before Financing and Taxation	20,992	(255)	20,737	13,334	(826)	12,508	9,901	(298)	9,603

Depreciation and amortization	(4,662)	(137)	(4,799)	(6,994)	171	(6,823)	(5,064)	98	(4,966)
Net (loss) / gain from Fair value adjustment of investment property	—	—	—	—	—	—	—	—	—

	2019
	All other segments			Corporate			Total
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	3,904	27	3,931	—	—	—	891,554	(4,416)	887,138
Cost of goods and services rendered	(3,412)	(40)	(3,452)	—	—	—	(675,187)	4,014	(671,173)
Initial recognition and changes in fair value of biological assets and agricultural produce	(40)	53	13	—	—	—	70,295	(1,706)	68,589
Gain from changes in net realizable value of agricultural produce after harvest	—	—	—	—	—	—	1,542	283	1,825
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	452	40	492	—	—	—	288,204	(1,825)	286,379
General and administrative expenses	(167)	17	(150)	(19,319)	428	(18,891)	(57,797)	595	(57,202)
Selling expenses	(171)	(11)	(182)	(165)	23	(142)	(107,628)	656	(106,972)
Other operating income, net	(956)	602	(354)	(175)	23	(152)	(1,137)	315	(822)
Profit from Operations Before Financing and Taxation	(842)	648	(194)	(19,659)	474	(19,185)	121,642	(259)	121,383

Depreciation and amortization	(181)	4	(177)	(20)	20	—	(174,578)	337	(174,241)
Net (loss) / gain from Fair value adjustment of investment property	(927)	602	(325)	—	—	—	(927)	602	(325)

Sugar, Ethanol and Energy, and Land Transformation segments have not been reconciled due to the lack of differences.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)

Segment reconciliation for the year ended December 31, 2018:

	2018
	Crops			Rice			Dairy
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	164,538	(9,120)	155,418	100,013	(4,610)	95,403	33,201	(3,491)	29,710
Cost of goods and services rendered	(165,988)	9,052	(156,936)	(75,739)	766	(74,973)	(31,488)	3,361	(28,127)
Initial recognition and changes in fair value of biological assets and agricultural produce	36,422	(7,755)	28,667	8,967	(4,842)	4,125	7,295	(1,840)	5,455
Gain from changes in net realizable value of agricultural produce after harvest	2,704	(3,613)	(909)	—	—	—	—	—	—
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	37,676	(11,436)	26,240	33,241	(8,686)	24,555	9,008	(1,970)	7,038
General and administrative expenses	(4,239)	37	(4,202)	(5,070)	(869)	(5,939)	(2,034)	(246)	(2,280)
Selling expenses	(5,921)	474	(5,447)	(15,465)	1,375	(14,090)	(983)	41	(942)
Other operating income, net	4,799	1,741	6,540	275	(58)	217	(1,055)	58	(997)
Profit from Operations Before Financing and Taxation	32,315	(9,184)	23,131	12,981	(8,238)	4,743	4,936	(2,117)	2,819

Depreciation and amortization	(1,697)	(329)	(2,026)	(5,846)	(470)	(6,316)	(2,253)	(280)	(2,533)
Net (loss) / gain from Fair value adjustment of investment property	—	—	—	—	—	—	—	—	—

	2018
	All other segments			Corporate			Total
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	1,919	(149)	1,770	—	—	—	810,609	(17,370)	793,239
Cost of goods and services rendered	(1,412)	99	(1,313)	—	—	—	(623,243)	13,278	(609,965)
Initial recognition and changes in fair value of biological assets and agricultural produce	(806)	(393)	(1,199)	—	—	—	31,025	(14,830)	16,195
Gain from changes in net realizable value of agricultural produce after harvest	—	—	—	—	—	—	2,704	(3,613)	(909)
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	(299)	(443)	(742)	—	—	—	221,095	(22,535)	198,560
General and administrative expenses	(155)	(9)	(164)	(19,626)	1,433	(18,193)	(56,426)	346	(56,080)
Selling expenses	(165)	16	(149)	(178)	33	(145)	(92,154)	1,939	(90,215)
Other operating income, net	10,668	2,728	13,396	(167)	36	(131)	99,727	4,505	104,232
Profit from Operations Before Financing and Taxation	10,049	2,292	12,341	(19,971)	1,502	(18,469)	172,242	(15,745)	156,497

Depreciation and amortization	(171)	(6)	(177)	—	—	—	(153,169)	(1,085)	(154,254)
Net (loss) / gain from Fair value adjustment of investment property	10,680	2,729	13,409	—	—	—	10,680	2,729	13,409

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

Segment analysis for the year ended December 31, 2020:

	Farming					Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	All other segments	Farming subtotal
Sales of goods and services rendered	170,114	102,886	135,471	2,545	411,016	411,459	—	—	822,475
Cost of goods sold and services rendered	(150,745)	(74,395)	(117,754)	(1,984)	(344,878)	(270,897)	—	—	(615,775)
Initial recognition and changes in fair value of biological assets and agricultural produce	41,777	19,449	12,638	1,269	75,133	49,609	—	—	124,742
Changes in net realizable value of agricultural produce after harvest	7,078	—	(2)	—	7,076	—	—	—	7,076
Margin on manufacturing and agricultural activities before operating expenses	68,224	47,940	30,353	1,830	148,347	190,171	—	—	338,518
General and administrative expenses	(6,816)	(7,045)	(4,896)	(120)	(18,877)	(15,942)	—	(19,319)	(54,138)
Selling expenses	(18,265)	(14,170)	(13,824)	(217)	(46,476)	(49,188)	—	(202)	(95,866)
Other operating income, net	(12,846)	731	(189)	1,069	(11,235)	5,495	7,934	(161)	2,033
Profit / (loss) from operations before financing and taxation	30,297	27,456	11,444	2,562	71,759	130,536	7,934	(19,682)	190,547

Depreciation and amortization	(5,397)	(6,652)	(6,709)	(138)	(18,896)	(122,516)	—	(876)	(142,288)
Net (loss) / gain from Fair value adjustment of investment property	—	—	—	1,080	1,080	—	—	—	1,080
Reverse of revaluation surplus derived from the disposals of assets before taxes	—	—	—	—	—	—	10,198	—	10,198
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	12,211	3,975	(5,151)	2,258	13,293	19,682	—	—	32,975
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	29,566	15,474	17,789	(989)	61,840	29,927	—	—	91,767
Changes in net realizable value of agricultural produce after harvest (unrealized)	(481)	—	—	—	(481)	—	—	—	(481)
Changes in net realizable value of agricultural produce after harvest (realized)	7,559	—	(2)	—	7,557	—	—	—	7,557

Farmlands and farmland improvements, net	454,212	141,661	1,911	53,902	651,686	64,065	—	—	715,751
Machinery, equipment and other fixed assets, net	39,517	18,567	67,859	539	126,482	153,490	—	—	279,972
Bearer plants, net	685	—	—	—	685	304,144	—	—	304,829
Work in progress	820	23,381	18,365	1,178	43,744	13,996	—	—	57,740
Right of use assest	4,275	2,472	1,288	—	8,035	201,365	—	294	209,694
Investment property	—	—	—	31,179	31,179	—	—	—	31,179
Goodwill	5,720	792	3,769	—	10,281	4,201	—	—	14,482
Biological assets	47,489	29,062	12,933	4,703	94,187	71,506	—	—	165,693
Finished goods	30,267	5,970	6,489	—	42,726	34,315	—	—	77,041
Raw materials, stocks held by third parties and others	21,893	4,519	7,377	318	34,107	22,313	—	—	56,420
Total segment assets	604,878	226,424	119,991	91,819	1,043,112	869,395	—	294	1,912,801
Borrowings	37,111	39,686	103,742	—	180,539	632,985	—	157,566	971,090
Lease liabilities	5,920	3,063	1,311	—	10,294	185,155	—	323	195,772
Total segment liabilities	43,031	42,749	105,053	—	190,833	818,140	—	157,889	1,166,862

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
Segment analysis for the year ended December 31, 2019

	Farming					Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	All other segments	Farming subtotal
Sales of goods and services rendered	168,938	102,162	84,767	3,904	359,771	531,783	—	—	891,554
Cost of goods sold and services rendered	(159,197)	(74,480)	(77,532)	(3,412)	(314,621)	(360,566)	—	—	(675,187)
Initial recognition and changes in fair value of biological assets and agricultural produce	30,290	13,194	13,741	(40)	57,185	13,110	—	—	70,295
Changes in net realizable value of agricultural produce after harvest	1,542	—	—	—	1,542	—	—	—	1,542
Margin on manufacturing and agricultural activities before operating expenses	41,573	40,876	20,976	452	103,877	184,327	—	—	288,204
General and administrative expenses	(5,446)	(6,752)	(4,188)	(167)	(16,553)	(21,925)	—	(19,319)	(57,797)
Selling expenses	(12,852)	(21,072)	(6,252)	(171)	(40,347)	(67,116)	—	(165)	(107,628)
Other operating income, net	(2,283)	282	(635)	(956)	(3,592)	126	2,504	(175)	(1,137)
Profit / (loss) from operations before financing and taxation	20,992	13,334	9,901	(842)	43,385	95,412	2,504	(19,659)	121,642

Depreciation and amortization	(4,662)	(6,994)	(5,064)	(181)	(16,901)	(157,657)	—	(20)	(174,578)
Net (loss) / gain from Fair value adjustment of investment property	—	—	—	(927)	(927)	—	—	—	(927)
Reverse of revaluation surplus derived from the disposals of assets before taxes	—	—	—	—	—	—	8,022	—	8,022
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	6,091	509	(3,957)	(72)	2,571	(851)	—	—	1,720
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	24,199	12,685	17,698	32	54,614	13,961	—	—	68,575
Changes in net realizable value of agricultural produce after harvest (unrealized)	(481)	—	—	—	(481)	—	—	—	(481)
Changes in net realizable value of agricultural produce after harvest (realized)	2,023	—	—	—	2,023	—	—	—	2,023

Farmlands and farmland improvements, net	474,922	142,864	611	52,874	671,271	63,594	—	—	734,865
Machinery, equipment and other fixed assets, net	29,038	25,425	74,403	507	129,373	316,304	—	—	445,677
Bearer plants, net	592	—	—	—	592	252,928	—	—	253,520
Work in progress	11,457	15,669	15,394	1,214	43,734	15,424	—	—	59,158
Right of use assets	4,378	567	371	—	5,316	231,832	—	905	238,053
Investment property	—	—	—	34,295	34,295	—	—	—	34,295
Goodwill	9,896	3,890	—	817	14,603	5,417	—	—	20,020
Biological assets	38,404	21,484	11,521	3,673	75,082	55,354	—	—	130,436
Finished goods	17,830	5,805	4,779	—	28,414	36,864	—	—	65,278
Raw materials,Stocks held by third parties and others	17,187	4,876	5,156	90	27,309	20,203	—	—	47,512
Total segment assets	603,704	220,580	112,235	93,470	1,029,989	997,920	—	905	2,028,814
Borrowings	28,045	45,602	100,262	—	173,909	612,329	—	182,042	968,280
Lease liabilities	4,857	490	378	—	5,725	209,700	—	959	216,384
Total segment liabilities	32,902	46,092	100,640	—	179,634	822,029	—	183,001	1,184,664

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
Segment analysis for the year ended December 31, 2018

	Farming					Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	All other segments	Farming subtotal
Sales of goods and services rendered	164,538	100,013	33,201	1,919	299,671	510,938	—	—	810,609
Cost of goods sold and services rendered	(165,988)	(75,739)	(31,488)	(1,412)	(274,627)	(348,616)	—	—	(623,243)
Initial recognition and changes in fair value of biological assets and agricultural produce	36,422	8,967	7,295	(806)	51,878	(20,853)	—	—	31,025
Changes in net realizable value of agricultural produce after harvest	2,704	—	—	—	2,704	—	—	—	2,704
Margin on manufacturing and agricultural activities before operating expenses	37,676	33,241	9,008	(299)	79,626	141,469	—	—	221,095
General and administrative expenses	(4,239)	(5,070)	(2,034)	(155)	(11,498)	(25,302)	—	(19,626)	(56,426)
Selling expenses	(5,921)	(15,465)	(983)	(165)	(22,534)	(69,442)	—	(178)	(92,154)
Other operating income, net	4,799	275	(1,055)	10,668	14,687	48,357	36,850	(167)	99,727
Profit / (loss) from operations before financing and taxation	32,315	12,981	4,936	10,049	60,281	95,082	36,850	(19,971)	172,242

Depreciation and amortization	(1,697)	(5,846)	(2,253)	(171)	(9,967)	(143,202)	—	—	(153,169)
Net (loss) / gain from Fair value adjustment of investment property	—	—	—	10,680	10,680	—	—	—	10,680
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	8,205	(181)	(599)	102	7,527	(37,808)	—	—	(30,281)
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	28,217	9,148	7,894	(908)	44,351	16,955	—	—	61,306
Changes in net realizable value of agricultural produce after harvest (unrealized)	(647)	—	—	—	(647)	—	—	—	(647)
Changes in net realizable value of agricultural produce after harvest (realized)	3,351	—	—	—	3,351	—	—	—	3,351
Total segment assets and liabilities are measured in a manner consistent with that of the Consolidated Financial Statements. These assets and liabilities are allocated based on the operations of the segment and the physical location of the asset.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)

Total reportable segments’ assets and liabilities are reconciled to total assets as per the statement of financial position as follows:

	2020	2019
Total reportable assets as per segment information	1,912,801	2,028,814
Intangible assets (excluding goodwill)	12,448	13,659
Deferred income tax assets	19,821	13,664
Trade and other receivables	197,928	172,331
Other assets	854	1,128
Derivative financial instruments	2,102	1,435
Cash and cash equivalents	336,282	290,276
Total assets as per the statement of financial position	2,482,236	2,521,307

	2020	2019
Total reportable liabilities as per segment information	1,166,862	1,184,664
Trade and other payables	126,605	110,486
Deferred income tax liabilities	182,377	165,508
Payroll and social liabilities	24,408	26,417
Provisions for other liabilities	4,359	3,172
Current income tax liabilities	760	754
Derivative financial instruments	13,141	1,423
Total liabilities as per the statement of financial position	1,518,512	1,492,424

Non-current assets and revenues and fair value gains and losses are shown by geographic region. These are the regions in which the Group is active: Argentina, Brazil and Uruguay.

As of and for the year ended December 31, 2020:

	Argentina	Brazil	Uruguay	Total
Property, plant and equipment	811,653	535,857	10,782	1,358,292
Investment property	31,179	—	—	31,179
Goodwill	10,280	4,202	—	14,482
Non-current portion of biological assets	14,725	—	—	14,725

Sales of goods and services rendered	389,018	411,779	21,678	822,475
Initial recognition and changes in fair value of biological assets and agricultural produce	72,391	50,348	2,003	124,742
Changes in net realizable value of agricultural produce after harvest	6,770	(88)	394	7,076

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

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.    Sales

	2020	2019	2018
Manufactured products and services rendered:
Ethanol	199,062	373,847	324,661
Sugar	171,102	97,710	128,377
Energy	42,756	60,913	57,797
Peanut	46,708	28,928	—
Sunflower	10,433	7,534	—
Cotton	1,969	623	—
Rice	96,397	97,515	92,560
Fluid milk (UHT)	54,380	38,441	—
Powder milk	40,500	20,722	8,646
Other diary products	17,205	8,856	—
Soybean oil and meal	—	1,062	14,059
Services	4,774	4,521	487
Rental income	584	564	643
Others	5,623	3,401	7,826
	691,493	744,637	635,056
Agricultural produce and biological assets:
Soybean	44,271	44,538	66,471
Corn	44,475	59,714	33,106
Wheat	14,457	18,733	30,091
Peanut	—	—	1,752
Sunflower	633	701	1,314
Barley	275	1,085	1,203
Seeds	1,732	734	461
Milk	12,817	9,977	19,267
Cattle	1,959	3,452	1,279
Cattle for dairy	2,729	2,169	1,612
Others	2,923	1,398	1,627
	126,271	142,501	158,183
Total sales	817,764	887,138	793,239

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

The notional amount of these contracts is US$ 42.2 million as of December 31, 2020 (2019: US$ 71.7 million; 2018: US$ 63.3 million) comprised primarily of 3,419 thousand m3 of ethanol (US$ 1.7 million), 698,868 thousand mwh of energy (US$ 30.3 million), 9,045 thousand tons of soybean (U$S 2.5 million), 15,517 thousand tons of wheat (US$ 3.1 million), and 23,242 thousand tons of corn (US$ 3.4 million) which expire between January and December 2021.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.    Cost of goods sold and services rendered

As of December 31, 2020:

	2020
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Finish goods at the beginning of 2020 (Note 20)	17,830	5,805	4,779	—	36,864	65,278
Cost of production of manufactured products (Note 6)	44,074	79,507	102,933	—	285,627	512,141
Purchases	3,648	—	—	—	6,088	9,736
Agricultural produce	137,204	—	15,546	1,962	—	154,712
Transfer to raw material	(46,192)	(4,256)	—	—	—	(50,448)
Direct agricultural selling expenses	16,467	—	—	—	—	16,467
Tax recoveries (i)	—	—	—	—	(21,765)	(21,765)
Changes in net realizable value of agricultural produce after harvest	7,007	—	(2)	—	—	7,005
Finished goods at the end of December 31, 2020 (Note 20)	(30,267)	(5,970)	(6,489)	—	(34,315)	(77,041)
Exchange differences	(521)	(1,256)	(760)	—	(1,602)	(4,139)
Cost of goods sold and services rendered, and direct agricultural selling expenses	149,250	73,830	116,007	1,962	270,897	611,946

(i) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values.

As of December 31, 2019:

	2019
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of 2019	29,144	9,507	1,170	—	39,937	79,758
Cost of production of manufactured products (Note 6)	33,952	66,386	68,851	—	354,964	524,153
Purchases	21,715	3,095	—	—	44,577	69,387
Agricultural produce	108,732	—	12,146	3,452	—	124,330
Transfer to raw material	(35,757)	—	—	—	—	(35,757)
Direct agricultural selling expenses	15,752	—	—	—	—	15,752
Tax recoveries (i)	—	—	—	—	(32,995)	(32,995)
Changes in net realizable value of agricultural produce after harvest	1,825	—	—	—	—	1,825
Finished goods at the end of December 31, 2019 (Note 20)	(17,830)	(5,805)	(4,779)	—	(36,864)	(65,278)
Exchange differences	(1,023)	768	(694)	—	(9,053)	(10,002)
Cost of goods sold and services rendered, and direct agricultural selling expenses	156,510	73,951	76,694	3,452	360,566	671,173
(i) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.    Cost of goods sold and services rendered (continued)

As of December 31, 2018:

	2018
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of 2018	21,146	8,476	—	—	32,266	61,888
Adjustment of opening net book amount for the application of IAS 29	42	1,354	—	—	—	1,396
Cost of production of manufactured products (Note 6)	17,930	61,600	7,546	36	349,495	436,607
Purchases	63,533	15,540	872	—	43,531	123,476
Agricultural produce	104,941	—	20,879	1,277	—	127,097
Transfer to raw material	(24,375)	—	—	—	—	(24,375)
Direct agricultural selling expenses	12,629	—	—	—	—	12,629
Tax recoveries (i)	—	—	—	—	(32,380)	(32,380)
Changes in net realizable value of agricultural produce after harvest	(909)	—	—	—	—	(909)
Finished goods at the end of December 31, 2018	(29,144)	(9,507)	(1,170)	—	(39,937)	(79,758)
Exchange differences	(8,857)	(2,490)	—	—	(4,359)	(15,706)
Cost of goods sold and services rendered, and direct agricultural selling expenses	156,936	74,973	28,127	1,313	348,616	609,965

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

The following table provides the additional disclosure required on the nature of expenses and their relationship to the function within the Group:

Expenses by nature for the year ended December 31, 2020:

	Cost of production of manufactured products (Note 5)						General and Administrative Expenses	Selling Expenses	Total
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	2,348	4,466	7,452	—	26,341	40,607	25,519	5,206	71,332
Raw materials and consumables	448	3,072	14,486	—	8,743	26,749	—	—	26,749
Depreciation and amortization	2,929	2,016	2,812	—	93,211	100,968	12,490	985	114,443
Depreciation of right of use assets	—	19	461	—	6,208	6,688	3,557	24	10,269
Fuel, lubricants and others	131	68	2,030	—	16,543	18,772	428	187	19,387
Maintenance and repairs	639	1,492	1,141	—	12,581	15,853	954	476	17,283
Freights	172	4,617	1,708	—	649	7,146	—	33,111	40,257
Export taxes / selling taxes	—	—	—	—	—	—	—	35,966	35,966
Export expenses	—	—	—	—	—	—	—	8,801	8,801
Contractors and services	1,358	116	54	—	5,086	6,614	—	—	6,614
Energy transmission	—	—	—	—	—	—	—	2,231	2,231
Energy power	803	1,015	1,879	—	764	4,461	137	114	4,712
Professional fees	32	35	103	—	447	617	6,261	1,060	7,938
Other taxes	20	76	97	—	2,312	2,505	376	21	2,902
Contingencies	—	—	—	—	—	—	703	—	703
Lease expense and similar arrangements	111	182	137	—	—	430	283	226	939
Third parties raw materials	3,257	6,578	42,051	—	13,547	65,433	—	—	65,433
Tax recoveries	—	—	—	—	(1,087)	(1,087)	—	—	(1,087)
Others	524	1,219	1,975	—	1,613	5,331	2,720	6,650	14,701
Subtotal	12,772	24,971	76,386	—	186,958	301,087	53,428	95,058	449,573
Own agricultural produce consumed	31,302	54,536	26,547	—	98,669	211,054	—	—	211,054
Total	44,074	79,507	102,933	—	285,627	512,141	53,428	95,058	660,627

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

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.    Expenses by nature (continued)

Expenses by nature for the year ended December 31, 2018:

	Cost of production of manufactured products (Note 5)
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total	General and Administrative Expenses	Selling Expenses	Total
Salaries, social security expenses and employee benefits	—	5,055	115	36	46,106	51,312	29,245	5,908	86,465
Raw materials and consumables	733	4,391	282	—	10,122	15,528	—	—	15,528
Depreciation and amortization	—	1,764	118	—	115,253	117,135	9,667	767	127,569
Fuel, lubricants and others	—	117	—	—	26,267	26,384	614	192	27,190
Maintenance and repairs	—	1,452	30	—	19,715	21,197	1,573	365	23,135
Freights	47	2,519	436	—	685	3,687	—	24,700	28,387
Export taxes / selling taxes	—	—	—	—	—	—	—	42,074	42,074
Export expenses	—	—	—	—	—	—	—	2,774	2,774
Contractors and services	2,885	254	1,279	—	7,901	12,319	—	—	12,319
Energy transmission	—	—	—	—	—	—	—	2,689	2,689
Energy power	—	1,239	138	—	1,340	2,717	145	57	2,919
Professional fees	—	52	—	—	484	536	7,781	556	8,873
Other taxes	—	71	—	—	1,841	1,912	1,309	10	3,231
Contingencies	—	—	—	—	—	—	1,345	—	1,345
Lease expense and similar arrangements	—	276	3	—	—	279	1,077	53	1,409
Third parties raw materials	—	2,913	—	—	13,154	16,067	—	—	16,067
Others	3	1,697	223	—	5,067	6,990	3,324	10,070	20,384
Subtotal	3,668	21,800	2,624	36	247,935	276,063	56,080	90,215	422,358
Own agricultural produce consumed	14,262	39,800	4,922	—	101,560	160,544	—	—	160,544
Total	17,930	61,600	7,546	36	349,495	436,607	56,080	90,215	582,902

7.    Salaries and social security expenses

	2020	2019	2018
Wages and salaries (i)	89,662	104,400	105,931
Social security costs	27,430	30,888	29,865
Equity-settled share-based compensation	4,316	4,734	4,728
	121,408	140,022	140,524
(i)Includes US$ 27,544, US$ 32,714 and US$ 32,636, capitalized in Property, Plant and Equipment for the years 2020, 2019 and 2018, respectively.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

8.    Other operating income, net

	2020	2019	2018
Gain from disposal of farmland and other assets (Note 22)	2,064	1,354	36,227
Loss from the sale of subsidiaries (Note 22)	(554)	—	—
(Loss) / gain from commodity derivative financial instrument	(8,320)	(618)	54,694
Gain / (loss) from disposal of other property items	2,198	(329)	(95)
Net gain / (loss) from fair value adjustment of investment property	1,077	(325)	13,409
Others	5,522	(904)	(3)
	1,987	(822)	104,232

9.    Financial results, net

	2020	2019 (*)	2018 (*)
Finance income:
- Interest income	4,084	6,390	7,728
- Gain from interest rate/foreign exchange rate derivative financial instruments	92	1,189	—
- Other income	21,878	1,400	666
Finance income	26,054	8,979	8,394

Finance costs:
- Interest expense	(58,282)	(56,468)	(47,266)
- Finance cost related to lease liabilities	(12,532)	(9,524)	—
- Cash flow hedge – transfer from equity (Note 2)	(24,363)	(25,484)	(38,086)
- Foreign exchange losses, net	(109,266)	(25,779)	(68,787)
- Taxes	(4,559)	(4,364)	(3,136)
- Loss from interest rate/foreign exchange rate derivative financial instruments	—	—	(3,024)
- Other expenses	(4,774)	(4,492)	(3,638)
Finance costs	(213,776)	(126,111)	(163,937)
Other financial results - Net gain of inflation effects on the monetary items	12,064	16,911	(25,211)
Total financial results, net	(175,658)	(100,221)	(180,754)

(*) Prior periods have been recast to reflect the Company's change in accounting policy for the reclassification within financial results as explained in Note 34.1.

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

	2020	2019	2018
Current income tax	(2,840)	666	(2,846)
Deferred income tax	(9,485)	(21,486)	3,870
Income tax (expense) / benefit	(12,325)	(20,820)	1,024

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

(i) During 2017 and 2019, the Argentine Government introduced changes in the income tax. The income tax rate will be reduced to 30% for the years 2018 to 2020, and to 25% from 2021 onwards. A new tax on dividends is created with a rate of 7% for the years 2018 to 2020, and 13% from 2021 onwards. Considering 2018, 2019 and 2020 resulted in losses for Argentine subsidiaries, no deferred income tax liability was recognized for future withholding tax on dividends.

Deferred tax assets and liabilities of the Group as of December 31, 2020 and 2019, without taking into consideration the offsetting of balances within the same tax jurisdiction, will be recovered or settled as follows:

	2020	2019
Deferred income tax asset to be recovered after more than 12 months	105,424	108,294
Deferred income tax asset to be recovered within 12 months	23,744	35,973
Deferred income tax assets	129,168	144,267

Deferred income tax liability to be settled after more than 12 months	(278,035)	(292,871)
Deferred income tax liability to be settled within 12 months	(13,689)	(3,240)
Deferred income tax liability	(291,724)	(296,111)
Deferred income tax (liability) / assets, net	(162,556)	(151,844)

The gross movement on the deferred income tax account is as follows:

	2020	2019
Beginning of year	(151,844)	(151,980)
Exchange differences	1,536	4,877
Changes of fair value valuation for farmlands	(11,790)	10,480
Acquisition of subsidiary	—	(3,515)
Disposal of subsidiary	3,458	3,730
Others	(159)	(705)
Tax credit relating to cash flow hedge (i)	5,728	6,755
Income tax benefit expense	(9,485)	(21,486)
End of year	(162,556)	(151,844)

(i) Relates to the gain or loss before income tax of cash flow hedge recognized in other comprehensive income amounting to US$ 46,145 for the year ended December 31, 2020 (2019: US$ 75,822); net of the reclassification from Equity to the Income Statement of US$ (26,031) for the year ended December 31, 2020 (2019: US$ (32,305))

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.    Taxation (continued)

The movement in the deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred income tax liabilities	Property, plant and equipment	Investment property	Biological assets	Others	Total
At January 1, 2019	270,583	11,954	3,466	2,408	288,411
Charged / (credited) to the statement of income	31,745	331	912	(1,939)	31,049
Acquisition of subsidiary	3,603	—	—	—	3,603
Farmlands revaluation	(10,480)	—	—	—	(10,480)
Disposals of subsidiaries	(3,730)	—	—	—	(3,730)
Exchange differences	(10,862)	(378)	(199)	(1,303)	(12,742)
At December 31, 2019	280,859	11,907	4,179	(834)	296,111
Charged / (credited) to the statement of income	11,581	(1,928)	6,463	—	16,116
Farmlands revaluation	11,521	269	—	—	11,790
Disposals of subsidiaries	(3,513)	—	—	—	(3,513)
Exchange differences	(28,920)	(370)	510	—	(28,780)
At December 31, 2020	271,528	9,878	11,152	(834)	291,724

Deferred income tax assets	Provisions	Tax loss carry forwards	Equity-settled share-based compensation	Borrowings	Biological assets	Others	Total
At January 1, 2019	3,960	80,220	5,302		4,594	42,355	136,431
Charged / (credited) to the statement of income	(604)	8,017	(1,214)	2,709	(117)	772	9,563
Acquisition of subsidiaries	7	134	—	—	—	(53)	88
Others	—	—	(705)	—	—	—	(705)
Tax charge relating to cash flow hedge	—	6,755	—	—	—	—	6,755
Exchange differences	(126)	(3,707)	—	(1,161)	31	(2,902)	(7,865)
At December 31, 2019	3,237	91,419	3,383	1,548	4,508	40,172	144,267
(Credited) / charged to the statement of income	4,941	(5,843)	(835)	34,017	(4,508)	(21,141)	6,631
Disposal of subsidiary	—	—	—	—	—	(55)	(55)
Others	—	—	(60)	—	—	(99)	(159)
Tax charge relating to cash flow hedge	—	5,728	—	—	—	—	5,728
Exchange differences	(1,152)	(20,363)	—	(9,460)	—	3,731	(27,244)
At December 31, 2020	7,026	70,941	2,488	26,105	—	22,608	129,168

Tax loss carry forwards in Argentina and Uruguay generally expire within 5 years. Tax loss carry forwards in Brazil and Luxembourg do not expire. However, in Brazil, the taxable profit for each year can only be reduced by tax loss carry forward up to a maximum of 30%.

In order to fully realize the deferred tax asset, the Group will need to generate future taxable income in the countries where the tax loss carry forward were incurred. Based upon the level of historical taxable income and projections for future

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.    Taxation (continued)

taxable income over the periods in which the deferred tax assets are deductible, management believes that as at December 31, 2020, it is probable that the Group will realize some portion of the deferred tax assets in Brazil and Argentina.

As of December 31, 2020, the Group’s tax loss carry forwards and their corresponding jurisdictions are as follows:

Jurisdiction	Tax loss carry forward	Expiration period
Argentina (1)	92,845	5 years
Brazil	123,509	No expiration date.
Uruguay	4,895	5 years
Luxembourg	34,832	No expiration date.

(1) As of December 31, 2020, the aging of the determination tax loss carry forward in Argentina is as follows:

Year of generation	Amount
2016	701
2017	6,966
2018	19,181
2019	52,126
2020	13,871

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The Group did not recognize deferred income tax assets of US$ 5.3 million as of December 31, 2020, in respect of losses amounting to US$ 20.2 million that can be carried forward against future taxable income.

The tax on the Group’s profit before income tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	2020	2019	2018
Tax calculated at the tax rates applicable to profits in the respective countries	(4,184)	(7,250)	2,956
Non-deductible items	(7,642)	(1,511)	(2,249)
Effect of the changes in the statutory income tax rate in Argentina	6,324	3,115	(1,013)
Unused tax losses	(710)	(3,742)	(4,181)
Tax losses where no deferred tax asset was recognized	—	—	(2,368)
Non-taxable income	11,060	11,545	13,069
Previously unrecognized tax losses now recouped to reduce tax expenses	1,529	1,910	—
Effect of IAS 29 and tax adjustment per inflation in Argentina	(19,239)	(23,805)	(5,825)
Others	537	(1,082)	635
Income tax (expense) / benefit	(12,325)	(20,820)	1,024

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

	2020	2019	2018
Profit / (loss) from operations attributable to equity holders of the Group	412	(772)	(24,622)
Weighted average number of shares in issue (thousands)	117,453	117,252	116,637
Basic earnings / (loss) per share from operations	0.003	(0.007)	(0.211)

(b) Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares. The Group has two categories of dilutive potential shares: equity-settled share options and restricted units. For these instruments, a calculation is done to determine the number of shares that could have been acquired at fair value, based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the equity-settled share options. As of December 31, 2020, there were 261 thousands (2019: 645 thousands; 2018: 851 thousands) share options/restricted units outstanding that could potentially have a dilutive impact in the future but were antidilutive for the periods presented.

	2020	2019	2018
Profit / (loss) from operations attributable to equity holders of the Group	412	(772)	(24,622)
Weighted average number of shares in issue (thousands)	117,453	117,252	116,637
Adjustments for:
- Employee share options and restricted units (thousands)	261	645	1,198
Weighted average number of shares for diluted earnings per share (thousands)	117,714	117,897	117,835
Diluted earnings / (loss) per share from operations	0.003	(0.007)	(0.211)

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

12.    Property, plant and equipment

Changes in the Group’s property, plant and equipment in 2020 and 2019 were as follows:

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and fittings	Bearer plants	Others	Work in progress	Total
At January 1, 2019
Cost	780,184	32,718	344,915	718,978	480,049	21,611	50,904	2,429,359
Accumulated depreciation	—	(16,394)	(156,293)	(513,830)	(247,093)	(15,310)	—	(948,920)
Net book amount	780,184	16,324	188,622	205,148	232,956	6,301	50,904	1,480,439
At December 31, 2019
Opening net book amount	780,184	16,324	188,622	205,148	232,956	6,301	50,904	1,480,439
Exchange differences	(25,205)	(536)	(6,846)	(8,770)	(9,802)	(207)	(3,170)	(54,536)
Additions	1,738	62	38,570	62,320	102,813	2,160	54,488	262,151
Revaluation surplus	(42,384)	—	—	—	—	—	—	(42,384)
Acquisition of subsidiaries	815	—	24,126	5,280	—	437	—	30,658
Reclassification from investment property	4,816	—	—	—	—	—	—	4,816
Transfers	—	12,643	13,614	16,772	—	35	(43,064)	—
Disposals	—	—	(81)	(3,308)	—	(129)	—	(3,518)
Disposals of subsidiaries	(10,379)	—	(571)	(22)	—	—	—	(10,972)
Reclassification to non-income tax credits (*)	—	—	—	(226)	—	—	—	(226)
Depreciation	—	(3,213)	(24,714)	(70,921)	(72,447)	(1,913)	—	(173,208)
Closing net book amount	709,585	25,280	232,720	206,273	253,520	6,684	59,158	1,493,220

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and fittings	Bearer plants	Others	Work in progress	Total
At December 31, 2019
Fair value for farmlands / Cost	709,585	44,887	413,727	791,024	573,060	23,907	59,158	2,615,348
Accumulated depreciation	—	(19,607)	(181,007)	(584,751)	(319,540)	(17,223)	—	(1,122,128)
Net book amount	709,585	25,280	232,720	206,273	253,520	6,684	59,158	1,493,220
Year ended December 31, 2020
Opening net book amount	709,585	25,280	232,720	206,273	253,520	6,684	59,158	1,493,220
Exchange differences	(36,422)	(432)	(55,368)	(112,657)	30,864	(617)	(6,445)	(181,077)
Additions	—	—	11,279	52,350	72,592	1,877	31,192	169,290
Revaluation surplus	41,490	—	—	—	—	—	—	41,490
Reclassification from investment property	3,127	—	—	—	—	—	—	3,127
Transfers	—	(177)	10,101	16,182	—	59	(26,165)	—
Disposals	(10,118)	—	(73)	(3,092)	—	(37)	—	(13,320)
Disposals of subsidiaries	(13,496)	—	—	—	—	—	—	(13,496)
Reclassification to non-income tax credits (*)	—	—	—	(363)	—	—	—	(363)
Depreciation	—	(3,086)	(21,055)	(62,788)	(52,147)	(1,503)	—	(140,579)
Closing net book amount	694,166	21,585	177,604	95,905	304,829	6,463	57,740	1,358,292
At December 31, 2020
Fair value for farmlands / Cost	694,166	44,278	379,666	743,444	676,516	25,189	57,740	2,620,999
Accumulated depreciation	—	(22,693)	(202,062)	(647,539)	(371,687)	(18,726)	—	(1,262,707)
Net book amount	694,166	21,585	177,604	95,905	304,829	6,463	57,740	1,358,292

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

12.    Property, plant and equipment (continued)

(*) Brazilian federal tax law allows entities to take a percentage of the total cost of the assets purchased as a tax credit. As of December 31, 2020 and 2019, ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) tax credits were reclassified to trade and other receivables.

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
 Farmlands are measured at fair value. For all farmlands with a total valuation of US$ 694 million as of December 31, 2020, the valuation was determined using sales Comparison Approach prepared by an independent expert. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant premise being the price per hectare (Level 3). The Group estimated that, other factors being constant, a 10% reduction on the Sales price for the period ended December 31, 2020 would have reduced the value of the farmlands on US$ 69 million (2019: US$71 million), which would impact, net of its tax effect on the "Revaluation surplus" item in the statement of Changes in Shareholders' Equity. If farmlands were stated on the historical cost basis, the amount as of December 31, 2020 would be US$ 194 million.

Depreciation charges are included in “Cost of production of Biological Assets”, “Cost of production of manufactures products”, “General and administrative expenses”, “Selling expenses” and capitalized in “Property, plant and equipment” for the years ended December 31, 2020 and 2019.

During the year ended December 31, 2020, borrowing costs of US$ 3,861 (2019:US$ 13,904) were capitalized as components of the cost of acquisition or construction for qualifying assets.

Certain of the Group’s assets have been pledged as collateral to secure the Group’s borrowings and other payables. The net book value of the pledged assets amounts to US$ 451,904 as of December 31, 2020 (2019: US$ 324,129).

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

13.    Right of use assets

    Changes in the Group’s right of use assets in 2020 were as follows:

	Agricultural partnerships (*)	Others	Total

At January 1, 2019
Adoption of IFRS 16	194,763	10,174	204,937
Exchange differences	1,582	(14,364)	(12,782)
Additions and re-measurements	60,770	30,296	91,066
Depreciation	(37,278)	(7,890)	(45,168)
Closing net book amount	219,837	18,216	238,053

At December 31, 2020
Opening net book amount	219,837	18,216	238,053
Exchange differences	(47,186)	(3,969)	(51,155)
Additions and re-measurements	53,149	10,467	63,616
Depreciation	(33,530)	(7,290)	(40,820)
Closing net book amount	192,270	17,424	209,694

    (*) Agricultural partnership has an average of 6 years duration.

Depreciation charges are included in “Cost of production of Biological Assets”, “Cost of production of manufactures products”, “General and administrative expenses”, “Selling expenses” and capitalized in “Property, plant and equipment” for the year ended December 31, 2020.

14.    Investment property

Changes in the Group’s investment property in 2020 and 2019 were as follows:

	2020	2019
Beginning of the year	34,295	40,725
Net gain / (loss) from fair value adjustment (Note 8)	1,077	(325)
Reclassification to property, plant and equipment (i)	(3,127)	(4,816)
Exchange difference	(1,066)	(1,289)
End of the year	31,179	34,295
Fair value	31,179	34,295
Net book amount	31,179	34,295

(i) Relates with the expiration of contracts with third parties.

The accounting policy for all Investment properties are measured at Fair Value. For all Investment properties with a total valuation of US$ 31.2 million and US$ 34.2 million as of December 31, 2020 and 2019 respectively, the valuation was determined using Sales Comparison Approach prepared by an independent expert. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant premise being the price per hectare (Level 3). The increase /decrease in the Fair value is recognized in the Statement of income under the line item "Other operating income, net". The Group estimated that, other factors being constant, a 10% reduction on the Sales price for the period ended December 31,

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

14.    Investment property (continued)
2020 and 2019 would have reduced the value of the Investment properties on US$ 3.1 million and US$ 3.4 million respectively, which would impact the line item "Net gain from fair value adjustment ".

15.    Intangible assets

Changes in the Group’s intangible assets in 2020 and 2019 were as follows:

	Goodwill	Software	Trademarks	Others	Total
At January 1, 2019
Cost	21,350	10,165	2,442	338	34,295
Accumulated amortization	—	(4,568)	(1,556)	(262)	(6,386)
Net book amount	21,350	5,597	886	76	27,909
Year ended December 31, 2019
Opening net book amount	21,350	5,597	886	76	27,909
Exchange differences	(695)	(329)	(1)	(16)	(1,041)
Additions	—	2,080	6,431	106	8,617
Acquisition of subsidiaries	—	66	—	—	66
Disposal	(635)	(6)	—	—	(641)
Amortization charge (i)	—	(1,147)	—	(84)	(1,231)
Closing net book amount	20,020	6,261	7,316	82	33,679
At December 31, 2019
Cost	20,020	11,976	8,872	428	41,296
Accumulated amortization	—	(5,715)	(1,556)	(346)	(7,617)
Net book amount	20,020	6,261	7,316	82	33,679
Year ended December 31, 2020
Opening net book amount	20,020	6,261	7,316	82	33,679
Exchange differences	(1,687)	(954)	(80)	(35)	(2,756)
Additions	—	823	326	94	1,243
Disposal	—	(46)	—	(46)	(92)
Disposal of subsidiary	(3,851)	—	—	—	(3,851)
Amortization charge (i)	—	(820)	(412)	(61)	(1,293)
Closing net book amount	14,482	5,264	7,150	34	26,930
At December 31, 2020
Cost	14,482	11,799	9,118	441	35,840
Accumulated amortization	—	(6,535)	(1,968)	(407)	(8,910)
Net book amount	14,482	5,264	7,150	34	26,930

(i)Amortization charges are included in “General and administrative expenses” and “Selling expenses” for the years ended December 31, 2020 and 2019, respectively. There were no impairment charges for any of the years presented (see Note 33 (a)).

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.    Biological assets

Changes in the Group’s biological assets in 2020 and 2019 were as follows:

	2020
	Crops (ii)	Rice (ii)	Dairy	All other segments	Sugarcane (ii)	Total
Beginning of the year	38,404	21,484	11,521	3,673	55,354	130,436
Increase due to purchases	—	—	—	580	—	580
Initial recognition and changes in fair value of biological assets (i)	40,843	18,677	12,344	1,256	49,609	122,729
Decrease due to harvest / disposals	(137,204)	(51,673)	(42,641)	(2,760)	(101,967)	(336,245)
Costs incurred during the year	106,889	41,243	32,043	2,003	81,193	263,371
Exchange differences	(1,443)	(669)	(334)	(49)	(12,683)	(15,178)
End of the year	47,489	29,062	12,933	4,703	71,506	165,693

	2019
	Crops (ii)	Rice (ii)	Dairy	All other segments	Sugarcane (ii)	Total
Beginning of the year	27,347	17,173	10,298	3,094	47,475	105,387
Increase due to purchases	—	—	—	1,080	—	1,080
Initial recognition and changes in fair value of biological assets (i)	29,741	12,215	13,510	13	13,110	68,589
Decrease due to harvest / disposals	(108,732)	(39,331)	(38,828)	(3,452)	(103,551)	(293,894)
Costs incurred during the year	93,715	32,802	26,735	3,035	100,775	257,062
Exchange differences	(3,667)	(1,375)	(194)	(97)	(2,455)	(7,788)
End of the year	38,404	21,484	11,521	3,673	55,354	130,436

(i) Biological asset with a production cycle of more than one year (that is dairy and cattle) generated “Initial recognition and changes in fair value of biological assets” amounting to US$ 13,600 for the year ended December 31, 2020 (2019: US$ 4,257). In 2020, an amount of US$ 966 (2019: US$ 2,414) was attributable to price changes, and an amount of US$ 12,634 (2019: US$ 1,843) was attributable to physical changes.
(ii) Biological assets that are measured at fair value within level 3 of the hierarchy.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.    Biological assets (continued)

Cost of production as of December 31, 2020:

	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	2,739	5,822	4,215	672	9,084	22,532
Depreciation and amortization	40	—	—	—	3,852	3,892
Depreciation of right of use assets	—	—	—	—	27,862	27,862
Fertilizers, agrochemicals and seeds	46,406	9,655	10	—	29,416	85,487
Fuel, lubricants and others	716	534	754	51	2,053	4,108
Maintenance and repairs	1,040	4,451	1,820	229	1,921	9,461
Freights	1,832	453	118	49	—	2,452
Contractors and services	30,819	15,681	—	19	4,951	51,470
Feeding expenses	—	—	13,092	285	—	13,377
Veterinary expenses	—	—	2,395	189	—	2,584
Energy power	51	2,138	863	6	—	3,058
Professional fees	565	1,838	162	4	343	2,912
Other taxes	1,185	100	8	83	51	1,427
Lease expense and similar arrangements	19,694	109	3	2	1,004	20,812
Others	1,802	462	460	9	656	3,389
Subtotal	106,889	41,243	23,900	1,598	81,193	254,823
Own agricultural produce consumed	—	—	8,143	405	—	8,548
Total	106,889	41,243	32,043	2,003	81,193	263,371

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.    Biological assets (continued)

Cost of production as of December 31, 2019:

	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	2,600	5,192	3,776	582	10,657	22,807
Depreciation and amortization	3	—	—	—	5,465	5,468
Depreciation of right of use assets	—	—	—	—	31,190	31,190
Fertilizers, agrochemicals and seeds	40,767	9,924	—	33	40,355	91,079
Fuel, lubricants and others	886	678	889	77	3,031	5,561
Maintenance and repairs	996	2,648	1,582	253	2,254	7,733
Freights	1,446	318	89	151	—	2,004
Contractors and services	27,782	10,745	3	96	5,161	43,787
Feeding expenses	3	—	10,538	810	—	11,351
Veterinary expenses	—	—	2,020	209	—	2,229
Energy power	69	2,310	979	10	—	3,368
Professional fees	196	74	138	4	214	626
Other taxes	1,182	105	8	96	43	1,434
Lease expense and similar arrangements	14,767	53	3	8	1,417	16,248
Others	3,018	755	307	28	988	5,096
Subtotal	93,715	32,802	20,332	2,357	100,775	249,981
Own agricultural produce consumed	—	—	6,403	678	—	7,081
Total	93,715	32,802	26,735	3,035	100,775	257,062

Biological assets in December 31, 2020 and 2019 were as follows:

	2020	2019
Non-current
Cattle for dairy production (i)	12,600	11,397
Breeding cattle (ii)	2,003	1,783
Other cattle (ii)	122	123
	14,725	13,303
Current
Breeding cattle (iii)	2,578	1,677
Other cattle (iii)	333	214
Sown land – crops (ii)	47,489	38,404
Sown land – rice (ii)	29,062	21,484
Sown land – sugarcane (ii)	71,506	55,354
	150,968	117,133
Total biological assets	165,693	130,436

(i)Classified as bearer and mature biological assets.
(ii)Classified as consumable and immature biological assets.
(iii)Classified as consumable and mature biological assets.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.    Biological assets (continued)

The fair value less estimated point of sale costs of agricultural produce at the point of harvest amounted to US$ 290,844 for the year ended December 31, 2020 (2019: US$ 251,614).

The following table presents the Group´s biological assets that are measured at fair value at December 31, 2020 and 2019 (see Note 18 to see the description of each fair value level):

	2020				2019
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Cattle for dairy production	—	12,600	—	12,600	—	11,397	—	11,397
Breeding cattle	4,581	—	—	4,581	3,460	—	—	3,460
Other cattle	—	455	—	455	—	337	—	337
Sown land – sugarcane	—	—	71,506	71,506	—	—	55,354	55,354
Sown land – crops	—	—	47,489	47,489	—	—	38,404	38,404
Sown land – rice	—	—	29,062	29,062	—	—	21,484	21,484

There were no transfers between any levels during the year.

The following significant unobservable inputs were used to measure the Group´s biological assets using the discounted cash flow valuation technique:

Description	Unobservable inputs	Range of unobservable inputs		Relationship of unobservable inputs to fair value
		2020	2019
Sown land – sugarcane	Sugarcane yield – tonnes per hectare; Sugarcane TRS (kg of sugar per ton of cane) Production Costs – US$ per hectare. (Include maintenance, harvest and leasing costs)	'-Sugarcane yield: 60-100 tn/ha -Sugarcane TRS: 120-140 kg of sugar/ton of cane -Maintenance costs: 400-600 US$/ha -Harvest costs: 6.0-12.0 US$/ton of cane -Leasing costs: 12.0-14.4 tn/ha	'-Sugarcane yield: 60-100tn/ha - Sugarcane TRS: 120-140kg of sugar/ton of cane - Maintenance costs: 500-700 US$/ha - Harvest costs: 9.0-15.0 US$/ton of cane - Leasing costs: 12.0-14.4 tn/ha	The higher the sugarcane yield, the higher the fair value. The higher the maintenance, harvest and leasing costs per hectare, the lower the fair value. The higher the TRS of sugarcane, the higher the fair value.

Sown land – crops	Crops yield – tonnes per hectare; Commercial Costs – US$ per hectare; Production Costs – US$ per hectare.
'- Crops yield: 0.95 – 5.5 tn/ha for Wheat, 2.5 – 11 tn/ha for Corn, 0.8 - 3.8 tn/ha for Soybean, 0.6 - 3 for Sunflower and 2.5 - 3.5 tn/ha for Peanut - Commercial Costs: 6-43 US$/tn for Wheat, 2-51 US$/ton for Corn, 7-59 US$/ton for Soybean, 1-71 US$/ton for Sunflower and 22-31 US$/ha for Peanut - Production Costs: 115-612 US$/ha for Wheat, 198-990 US$/ha for Corn, 159-750 US$/ha for Soybean, 233-641 US$/ha for Sunflower and 695-1400 US$/ha for Peanut

'- Crops yield: 0.95 – 4.69 tn/ha for Wheat, 2.5 – 10  tn/ha for Corn, 1.19 - 3.8 tn/ha for Soybean and 1.6-3 for Sunflower
- Commercial Costs: 6-43 US$/ha for Wheat, 2-51 US$/ha for Corn, 7-59 US$/ha for Soybean and 2-71 US$/ha for Sunflower
- Production Costs: 115-574 US$/ha for Wheat, 198-859 US$/ha for Corn, 159-679 US$/ha for Soybean and 233-641 US$/ha for Sunflower
The higher the crops yield, the higher the fair value. The higher the commercial and direct costs per hectare, the lower the fair value.
Sown land – rice	Rice yield – tonnes per hectare; Commercial Costs – US$ per hectare; Production Costs – US$ per hectare.	'-Rice yield: 6.5 -7.5 tn/ha -Commercial Costs: 8-16 US$/ha -Production Costs: 750-950 US$/ha	'-Rice yield: 6.5 -7.5 tn/ha -Commercial Costs: 8-12 US$/ha -Production Costs: 750-950 US$/ha	The higher the rice yield, the higher the fair value. The higher the commercial and direct costs per hectare, the lower the fair value.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.    Biological assets (continued)

As of December 31, 2020, the impact of a reasonable 10% increase (decrease) in estimated costs, with all other variables held constant, would result in a decrease (increase) in the fair value of the Group’s plantations less cost to sell of US$ 14.7 million for sugarcane, US$ 3.7 million for crops and US$ 3.7 million for rice.

As of December 31, 2019, the impact of a reasonable 10% increase (decrease) in estimated costs, with all other variables held constant, would result in a decrease (increase) in the fair value of the Group’s plantations less cost to sell of US$ 7.9 million for sugarcane, US$ 2.8 million for crops and US$ 2.0 million for rice.

17.    Investments in joint ventures

The table below lists the Group’s investment in joint ventures for the year ended December 31 2018:

		% of ownership interest held
Name of the entity	Country of incorporation and operation	2018
CHS AGRO S.A.	Argentina	50%

On February 26, 2013, the Group formed CHS AGRO, a joint venture with CHS Inc. CHS Inc. is a leading farmer-owned energy, grains and foods company based in the United States. The Group holds a 50% interest in CHS AGRO. On October 2014, CHS AGRO finished its sunflower processing plant in the city of Pehuajo, Province of Buenos Aires, Argentina.

    In January 2019, the Company acquired, the remaining 50% of CHS Agro S.A. a joint venture between the Company and CHS Argentina S.A. After this acquisition, the Company own 100% of CHS Agro S.A. which has since been renamed as Girasoles del Plata S.A. (See Note 22). Thus, the Company is not part of any Joint Venture as of December 31, 2020 and 2019.

The following amounts represent the income and expenses of the joint ventures:

2018
Income	9,305
Expenses	(31,989)
Loss before income tax	(22,684)

When the share of losses of an investee equals or exceeds the carrying amount of an investment the Group discontinue applying the equity method, the investment is reduced to zero and does not record additional losses. This was the case in 2018.

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

	Financial assets at amortized cost	Assets at fair value through profit or loss	Subtotal financial assets	Non- financial assets	Total
December 31, 2020
Assets as per statement of financial position
Trade and other receivables	109,231	—	109,231	88,697	197,928
Derivative financial instruments	—	2,102	2,102	—	2,102
Cash and cash equivalents	336,282	—	336,282	—	336,282
Total	445,513	2,102	447,615	88,697	536,312

	Liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Subtotal financial liabilities	Non- financial liabilities	Total
Liabilities as per statement of financial position
Trade and other payables	—	114,813	114,813	11,792	126,605
Borrowings (i)	—	971,090	971,090	—	971,090
Leases Liabilities	—	195,772	195,772	—	195,772
Derivative financial instruments (i)	13,141	—	13,141	—	13,141
Total	13,141	1,281,675	1,294,816	11,792	1,306,608

(i) Effective July 1, 2013, the Group formally documented and designated cash flow hedging relationships to hedge the foreign exchange rate risk of a portion of its highly probable future sales in U.S. Dollars using a portion of its borrowings denominated in U.S. Dollars, currency forwards and foreign currency floating-to-fixed interest rate swaps (see Note 2).

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

18.    Financial instruments by category (continued)

	Financial assets at amortized cost	Assets at fair value through profit or loss	Subtotal financial assets	Non- financial assets	Total
December 31, 2019
Assets as per statement of financial position
Trade and other receivables	88,113	—	88,113	84,218	172,331
Derivative financial instruments	—	1,435	1,435	—	1,435
Cash and cash equivalents	290,276	—	290,276	—	290,276
Total	378,389	1,435	379,824	84,218	464,042

	Liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Subtotal financial liabilities	Non- financial liabilities	Total
Liabilities as per statement of financial position
Trade and other payables	—	98,420	98,420	12,066	110,486
Borrowings (i)	—	968,280	968,280	—	968,280
Leases Liabilities	—	216,384	216,384	—	216,384
Derivative financial instruments (i)	1,423	—	1,423	—	1,423
Total	1,423	1,283,084	1,284,507	12,066	1,296,573

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

Income, expense, gains and losses on financial instruments can be assigned to the following categories:

	Financial asset / liabilities at amortized cost	Assets/ liabilities at fair value through profit or loss	Other financial liabilities at amortized cost	Total
December 31, 2020
Interest income (i)	4,084	—	—	4,084
Interest expense (i)	(58,282)	—	—	(58,282)
Foreign exchange (losses) / gain (i)	(109,266)	—	—	(109,266)
Loss from derivative financial instruments (ii)	—	(8,228)	—	(8,228)
Finance cost related to lease liabilities	(12,532)	—	—	(12,532)

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

18.    Financial instruments by category (continued)

	Financial assets / liabilities at amortized cost	Assets/ liabilities at fair value through profit or loss	Other financial liabilities at amortized cost	Total
December 31, 2019
Interest income (i)	6,390	—	—	6,390
Interest expense (i)	(56,441)	(27)		(56,468)
Foreign exchange gains losses (i)	(19,807)	(5,972)	—	(25,779)
(Loss) / gain from derivative financial instruments (ii)	(870)	1,441	—	571
Finance cost related to lease liabilities	(9,524)	—	—	(9,524)

(i)Included in “Financial Results, net” in the consolidated statement of income.
(ii)Included in “Other operating income, net” and “Financial Results, net” in the consolidated statement of income.

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

As of December 31, 2020 and 2019, the financial instruments recognized at fair value on the statement of financial position comprise derivative financial instruments.

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

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of December 31, 2020 and 2019 and their allocation to the fair value hierarchy:

		Level 1	Level 2	Total
Assets
Derivative financial instruments	2020	151	1,951	2,102
Derivative financial instruments	2019	1,257	178	1,435

Liabilities
Derivative financial instruments	2020	(12,984)	(157)	(13,141)
Derivative financial instruments	2019	(1,423)	—	(1,423)

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

18.    Financial instruments by category (continued)

There were no transfers within level 1 and 2 during the years ended December 31, 2020 and 2019.

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for this purpose, details of which may be obtained from the following table:

Class	Pricing Method	Parameters	Pricing Model	Level	Total

Futures	Quoted price	—	—	1	(12,833)

NDF	Quoted price	Swap curve	Present value method	2	(30)

Interest-rate swaps	Theoretical price	Money market interest-rate curve	Present value method	2	1,824
					(11,039)

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
19.    Trade and other receivables, net

	2020	2019
Non-current
Advances to suppliers	1,704	723
Income tax credits	5,283	5,240
Non-income tax credits (i)	18,195	16,895
Judicial deposits	2,188	2,596
Receivable from disposal of subsidiary (Note 22)	23,093	17,047
Other receivables	1,803	2,492
Non-current portion	52,266	44,993
Current
Trade receivables	58,530	55,271
Less: Allowance for trade receivables	(3,965)	(3,773)
Trade receivables – net	54,565	51,498
Prepaid expenses	10,427	12,521
Advances to suppliers	17,751	14,417
Income tax credits	1,709	1,059
Non-income tax credits (i)	33,628	33,363
Receivable from disposal of subsidiary (Note 22)	15,506	5,716
Cash collateral	36	23
Other receivables	12,040	8,741
Subtotal	91,097	75,840
Current portion	145,662	127,338
Total trade and other receivables, net	197,928	172,331

(i) Includes US$ 363 (2019: US$ 226) reclassified from property, plant and equipment.

The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other receivables approximate their carrying amount, as the impact of discounting is not significant.

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies (expressed in U.S. Dollars):

	2020	2019
Currency
U.S. Dollar	56,531	37,131
Argentine Peso	55,433	45,520
Uruguayan Peso	811	999
Brazilian Reais	85,153	88,681
	197,928	172,331

As of December 31, 2020 trade receivables of US$ 11,623 (2019: US$ 5,052) were past due but not impaired. The aging analysis of these receivables indicates that US$ 977 and US$ 318 are over 6 months in December 31, 2020 and 2019, respectively.

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

Movements on the Group’s allowance for trade receivables are as follows:

	2020	2019	2018
At January 1	3,773	2,503	1,002
Charge of the year	2,192	3,656	2,468
Acquisition of subsidiary	—	46	—
Unused amounts reversed	(769)	(1,314)	(237)
Used during the year	(446)	(48)	(281)
Exchange differences	(785)	(1,070)	(449)
At December 31	3,965	3,773	2,503

The creation and release of allowance for trade receivables have been included in “Selling expenses” in the statement of income. Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above.

As of December 31, 2020, approximately 50% (2019: 25%) of the outstanding unimpaired trade receivables (neither past due not impaired) relate to sales to 24 well-known multinational companies with good credit quality standing, including but not limited to Itersnack Procurement B.V., Camara de Comercializacao de Energia Electrica CCEE, The Real Peunats Company, Interfood Americas S.A., Mastellone Hnos. S.A., Companhia de Distribuição Araguaia, among others. Most of these entities or their parent companies are externally credit-rated. The Group reviews these external ratings from credit agencies.

The remaining percentage as of December 31, 2020 and 2019 of the outstanding unimpaired trade receivables (neither past due nor impaired) relate to sales to a dispersed large quantity of customers for which external credit ratings may not be available. However, the total base of customers without an external credit rating is relatively stable.

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

20.    Inventories

	2020	2019
Raw materials	56,420	47,501
Finished goods (Note 5) (1)	77,041	65,278
Others	—	11
	133,461	112,790

(1) Finished goods of Crops reportable segment are valued at fair value.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

21.    Cash and cash equivalents

	2020	2019
Cash at bank and on hand	178,079	124,701
Short-term bank deposits	158,203	165,575
	336,282	290,276

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

In January 2019, the Company acquired 100% of Olam Alimentos S.A. whose principal asset is a peanuts processing facility located in the Province of Córdoba, (currently Mani del Plata S.A.) from Olam International Ltd. The consideration for this acquisition was USD 10 million to be disbursed in three installments, with the first and second payments made at closing. This transaction qualifies as a purchase of assets.

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

Disposals

In December 2020, the Company completed the sale of Global Seward S.L.U. and Peak City S.L.U. wholly owned subsidiaries, which main underlying asset is Huelen Farm at the selling price of US$ 30.1 millions, USD 10.1 million were collected at the closing date, and the balance will be collected in two annual installments. This transaction resulted in a loss

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

22.    Disposals and acquisitions (continued)

before tax of US$ 0.6 million included in the line item “Other operating income”, and also in the reclassification of Revaluation surplus to retained earnings of US$ 2.2 million.

In June 2020, the Company collected US$ 12.1 million in consideration of the sale of 811.70 hectares farm in the Province of Santa Fe, Argentina. This transaction resulted in a gain before tax of US$ 2.1 million included in the line item “Other operating income” and also in the reclassification of Revaluation surplus to retained earnings before income tax of US$ 8.0 million reflected in the Statements of changes in shareholders equity.

In January 2019, we completed the sale of Q065 Negócios Imobiliários Ltda., a wholly owned subsidiary, which main underlying asset is the Alto Alegre Farm, for a selling price of US$ 16.6 million (Reais 62.5 million), of which US$ 2.2 million (Reais 8.4 million) has already been collected and the balance will be collected in seven annual installments starting in June 2019. This transaction resulted in a gain before tax of US$ 1.5 million, and also in the reclassification of Revaluation surplus to retained earnings of US$ 8.0 million.

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

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

23.    Shareholders' contributions

The share capital of the Group is represented by common shares with a nominal value of US$ 1.5 per share and one vote each.

	Number of shares	Share capital and share premium
At January 1, 2018	122,382	1,092,507
Employee share options exercised (Note 24) (1)	—	—
Restricted shares and units vested (Note 24)	—	4,775
Purchase of own shares	—	(13,206)
At December 31,2018	122,382	1,084,076
Restricted shares and units vested (Note 24)	—	4,455
Purchase of own shares	—	(3,219)
At December 31,2019	122,382	1,085,312
Restricted shares units vested (Note 24)	—	4,182
Purchase of own shares	—	(3,106)
At December 31,2020	122,382	1,086,388

(1)Treasury shares were used to settle these options and units.

Share Repurchase Program

On September 24, 2013, the Board of Directors of the Company has authorized a share repurchase program for up to 5% of its outstanding shares. The repurchase program has commenced on September 24, 2013 and is reviewed by the Board of Directors after each 12-month period. On August 11, 2020, the Board of Directors approved the extension of the program for an additional twelve-month period, ending September 23, 2021.

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

As of December 31, 2020, the Company repurchased 9,957,078 shares under this program, of which 4,406,246 have been applied to some exercise of the Company’s stock option plan and restricted stock units plan. In 2020, 2019 and 2018 the Company repurchased shares for an amount of US$ 4,365, US$ 4,263 and US$ 15,725, respectively. The outstanding treasury shares as of December 31, 2020 totaled 5,084,864.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

24.    Equity-settled share-based payments

The Group has set a “2004 Incentive Option Plan” and a “2007/2008 Equity Incentive Plan” (collectively referred to as “Option Schemes”) under which the Group granted equity-settled options to senior managers and selected employees of the Group's subsidiaries with a term of ten years. Additionally, in 2010 the Group has set a “Adecoagro Restricted Share and Restricted Stock Unit Plan” (referred to as “Restricted Share Plan”) under which the Group grants restricted stock units and restricted shares to senior and medium management and key employees of the Group’s subsidiaries.

(a)Option Schemes

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

Movements in the number of equity-settled options outstanding and their related weighted average exercise prices under the Adecoagro/ IFH 2004 Stock Incentive Option Plan are as follows:

	2020		2019		2018
	Average exercise price per share	Options (thousands)	Average exercise price per Share	Options (thousands)	Average exercise price per Share	Options (thousands)
At January 1	6.66	1,634	6.66	1,634	6.66	1,634
Exercised	—	—	—	—	—	—
At December 31	6.66	1,634	6.66	1,634	6.66	1,634

Options outstanding at year end under this Plan have the following expiry date and exercise prices:

	Exercise price per share	Shares (in thousands)
Expiry date (i):		2020	2019	2018
May 1, 2024	5.83	496	496	496
May 1, 2025	5.83	452	452	452
January 1, 2026	5.83	142	142	142
February 16, 2026	7.11	103	103	103
October 1, 2026	8.62	441	441	441

(i) On May 2014, the Board of directors decided to extend the expired date of the Plan.

The Adecoagro/ IFH 2007/ 2008 Equity Incentive Plan was effectively established in late 2007 and expired during 2020, with no options excercised.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

24.    Equity-settled unit-based payments (continued)
(b)Restricted Share / Restricted Stock Unit Plan

The Restricted Share and Restricted Stock Unit Plan was effectively established in 2010 and amended in November 2011. It is administered by the Compensation Committee of the Company. Restricted shares or units under these Plan vest over a 3-year period from the date of grant at 33% on each anniversary of the grant date. Participants are entitled to receive one common share of the Company for each restricted share or restricted unit granted. There are no performance requirements for the delivery of common shares, except that a participant’s employment with the Group must not have been terminated prior to the relevant vesting date. If the participant ceases to be an employee for any reason, any unvested restricted share or unit shall not be converted into common shares. The maximum number of ordinary shares with respect to which awards may be made under the Plan is 5,379,164, of which 3,809,322 have already been vested and 1,396,221 will be vested on future periods. The maximum numbers of ordinary shares are revised annually.

At December 31, 2020, the Group recognized compensation expense US$ 4.5 million related to the restricted stock units granted under the Restricted Share Plan (2019: US$ 4.8 million and 2017: US$ 4.9 million).

The restricted shares under the Restricted Share Plan were measured at fair value at the date of grant.

Key grant-date fair value and other assumptions under the Restricted Share Plan are detailed below:

Grant Date	Apr 1, 2018	May 15, 2018	Apr 1, 2019	May 15, 2019	Apr 1, 2020	May 12, 2020
Fair value	8.43	9.10	7.00	7.20	5.65	7.45
Possibility of ceasing employment before vesting	—%	—%	—%	—%	—%	—%

Movements in the number of restricted shares outstanding under the Restricted Share Plan are as follows:

	Restricted shares (thousand)		Restricted stock units (thousands)
	2020	2019	2020	2019	2018
At January 1	750	—	508	976	969
Granted (1)	751	753	—	20	530
Forfeited	(24)	(3)	(10)	(12)	(25)
Vested	(255)	—	(324)	(476)	(498)
At December 31	1,222	750	174	508	976

(1) Approved by the Board of Directors of March 10, 2020 and the Shareholders Meeting of April 15, 2020.

25.    Legal and other reserves

According to the laws of certain of the countries in which the Group operates, a portion of the profit of the year (5%) is separated to constitute legal reserves until they reach legal capped amounts. These legal reserves are not available for dividend distribution and can only be released to absorb losses. The legal limit of these reserves has not been met.

Legal and other reserves amount to US$ 9,662 as of December 31, 2020 (2019: US$ 8,375) and are included within the balance of retained earnings in the statement of changes in shareholders’ equity.

The Company may make distributions in the form of dividends or otherwise to the extent that it has distributable retained earnings or available distributable reserves (including share premium) that result from the Stand Alone Financial Statements prepared in accordance with Luxembourg GAAP. No distributable retained earning result from the Stand Alone Financial Statements of the Company as of December 31, 2020, but the Company has distributable reserves in excess of US$ 935,297.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

25.    Legal and other reserves (continued)

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

26.    Trade and other payables

	2020	2019
Non-current
Payable from acquisition of property, plant and equipment	—	3,394
Other payables	290	205
	290	3,599
Current
Trade payables	110,662	90,594
Advances from customers	4,755	2,980
Taxes payable	7,037	9,086
Payables from acquisition of property, plant and equipment	3,569	3,596
Other payables	292	631
	126,315	106,887
Total trade and other payables	126,605	110,486

The fair values of current trade and other payables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other payables approximate their carrying amounts, as the impact of discounting is not significant.

27.    Borrowings

	2020	2019
Non-current
Senior Notes	497,009	496,564
Bank borrowings	316,455	283,638
	813,464	780,202
Current
Senior Notes	8,250	8,250
Bank overdrafts	50,447	27
Bank borrowings	98,929	179,801
	157,626	188,078
Total borrowings	971,090	968,280

As of December 31, 2020, total bank borrowings include collateralized liabilities of US$ 97,999 (2019: US$ 210,525). These loans are mainly collateralized by property, plant and equipment, sugarcane plantations, sugar export contracts and shares of certain subsidiaries of the Group.

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

The Notes contain customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions. During 2020 and 2019 the Group was in compliance with these financial covenants.

The maturity of the Group's borrowings and the Group's exposure to fixed and variable interest rates is as follows:

	2020	2019
Fixed rate:
Less than 1 year	116,113	120,154
Between 1 and 2 years	52,175	46,247
Between 2 and 3 years	39,844	55,453
Between 3 and 4 years	12,500	40,725
Between 4 and 5 years	—	10,331
More than 5 years	497,009	595,550
	717,641	868,460
Variable rate:
Less than 1 year	41,513	67,924
Between 1 and 2 years	32,870	20,007
Between 2 and 3 years	6,035	7,197
Between 3 and 4 years	5,154	4,692
Between 4 and 5 years	28,334	—
More than 5 years	139,543	—
	253,449	99,820
	971,090	968,280

Borrowings incurred by the Group’s subsidiaries in Brazil are repayable at various dates between January 2021 and November 2027 and bear either fixed interest rates ranging from 2.50% to 7.95% per annum or variable rates based on LIBOR or other specific base-rates plus spreads ranging from 1.62% to 4.24% per annum. At December 31, 2020 there are no borrowings subject to LIBOR (six months). At December 2019, LIBOR (six months) was 2.88%.

Borrowings incurred by the Group´s subsidiaries in Argentina are repayable at various dates between January 2021 and June 2028 and bear either fixed interest rates ranging from 2.75% and 7.0% per annum or variable rates based on LIBOR or other specific base-rates plus spreads of 4.0% for those borrowings denominated in U.S. Dollar, and a fixed interest rates ranging from 30% to 39% per annum for those borrowings denominated in Argentine pesos.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

27.    Borrowings (continued)

Brazilian Subsidiaries

The main loans of the Group’s Brazilian Subsidiaries are:

Bank	Grant date	Nominal amount		Capital outstanding as of December 31				Maturity date	Annual interest rate
				2020			2019
		(In millions)		Millions of Reais		Millions of equivalent Dollars	Millions of equivalent Dollars
Banco Do Brasil (1)	October 2012	R$	130.0	R$	36.8	7.08	13.4	November 2022	2.94% minus 15% of performance bonus
Itau BBA FINAME Loan (2)	December 2012	R$	45.9	R$	7.3	1.40	1.6	December 2022	2.50%
Banco do Brasil / Itaú BBA Finem Loan (3)	September 2013	R$	273.0	R$	49.4	9.51	16.5	January 2023	6.83%
BNDES Finem Loan (4)	November 2013	R$	215.0	R$	55.4	10.66	20.8	January 2023	3.75%
ING Bank N.V. (5)	October 2018	US$	75.0		—	75.00	75.0	October 2023	6.33%
Certificados Recebíveis do Agronegócio (CRA)	December 2019	R$	405.0	R$	405.0	77.92	99.2	November 2027	3.80% + IPCA
Banco do Brasil NCE Loan	March 2020	R$	150.0	R$	75.0	14.43	—	March 2021	4.14%
Debênture Loan (6)	December 2020	R$	403.2	R$	403.2	77.59	—	December 2026	4.24% + IPCA

(1)Collateralized by (i) a first degree mortgage of the Carmen (Santa Agua) farm; and (ii) liens over the Ivinhema mill and equipment.
(2)Collateralized by (i) a first degree mortgage of the Carmen (Santa Agua) farm; and (ii) liens over the Ivinhema mill and equipment.
(3)Collateralized by (i) a first degree mortgage of the Carmen (Santa Agua) farm; (ii) liens over the Ivinhema mill and equipment; and (iv) long term power purchase agreements (PPA).
(4)Collateralized by (i) liens over the Ivinhema mill and equipment; and (ii) power sales contracts.
(5)Collateralized by sales contracts.
(6)Collateralized by fiduciary assignment of energy contracts.

In December 2019, Adecoagro Vale do Ivinhema placed R$ 400.0 million in Certificados de Recebíveis do Agronegócio (CRA) adjustable by the IPCA (Brazilian official inflation rate), maturing in November 2027 and bearing an interest 3.80% per annum. This debt was issued with no guarantee.

The above mentioned loans, except the CRA, contain certain customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions, as well as restrictions on the payment of dividends. These financial ratios are measured considering the statutory financial statements of the Brazilian Subsidiaries.

During 2020 and 2019 the Group was in compliance with all financial covenants.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

27.    Borrowings (continued)

Argentinian Subsidiaries

The main loans of the Group’s Argentinian Subsidiaries are:

Bank	Grant date	Nominal amount	Capital outstanding as of December 31		Maturity date	Annual interest rate
			2020	2019
		(In millions)	(In millions)	(In millions)
IFC Tranche A (1)	2016	US$25.0	—	18.18	September, 2023	4% plus LIBOR
IFC Tranhce B (1)	2016	US$25.0	—	14.29	September, 2021	4% plus LIBOR
Rabobank (2)	2018	US$50.0	50.00	50.00	June, 2024	6.17%
IFC Tranche A (3)	2020	US$12.6	12.60	—	June, 2028	4% plus LIBOR
IFC Tranche B (3)	2020	US$9.4	9.41	—	June, 2028	4% plus LIBOR

(1) Collateralized by a US$ 113 million mortgage over Carmen farm, which is property of Adeco Agropecuaria S.A.
(2) Collateralized by the pledged of the shares of Dinaluca S.A., Compañía Agroforestal S.M.S.A. and Girasoles del Plata S.A.
(3) Collateralized by a US$ 241.8 million mortgage over Carmen, Abolengo, San Carlos, Las Horquertas, and La Rosa farm, which is property of Adeco Agropecuaria S.A. A US$ 35.7 million mortgage over El Meridiano farm, which is property of Pilaga S.A. And a US$ 44.3 million mortgage over Santa Lucia farm, which is property of Bañados del Salado S.A.

Loan with International Finance Corporation (IFC)

In June 2020, our Argentine subsidiaries, Adeco Agropecuaria S.A., Pilagá S.A. and L3N S.A. entered into a US$100 million loan agreement with International Finance Corporation (IFC), member of the World Bank Group. The loan's tenor is eight years, including a two-year grace period, with a rate of LIBOR + 4%. In October, US$ 22 million has been received.
The loan contains customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions.

The above mentioned loans contain certain customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions, as well as restrictions on the payment of dividends. These financial ratios are measured considering the statutory financial statements of the Argentinian Subsidiaries.

During 2020 and 2019 the Group was in compliance with all financial covenants.

The carrying amount of short-term borrowings is approximate its fair value due to the short-term maturity. Long term borrowings subject to variable rate approximate their fair value.The fair value of long-term subject to fix rate do not significant differ from their fair value. The fair value (level 2) of the notes as of December 31 2019 and 2020 equals US$ 497 million and US$ 528 million, 99.49% and 105.65% of the nominal amount, respectively.

The breakdown of the Group´s borrowing by currency is included in Note 2 - Interest rate risk.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

27.    Borrowings (continued)

Evolution of the Group's borrowings as December 31, 2020 and 2019 is as follow:

	2020	2019
Amount at the beginning of the year	968,280	862,116
Proceeds from long term borrowings	116,015	108,271
Payments of long term borrowings	(34,750)	(101,826)
Proceeds from short term borrowings	207,217	193,977
Payments of short term borrowings	(233,540)	(131,521)
Payments of interest (1)	(57,914)	(51,529)
Accrued interest	52,800	53,277
Acquisition of subsidiaries	—	12,823
Exchange differences, inflation and translation, net	(55,612)	7,284
Others	8,594	15,408
Amount at the end of the year	971,090	968,280
(1) Excludes payment of interest related to trade and other payables.

28.     Lease liabilities

	2020	2019
Lease liabilities
Non-current	159,435	174,570
Current	36,337	41,814
	195,772	216,384
The maturity of the Group´s lease liabilities is as follows:

	2020	2019
Less than 1 year	36,337	41,814
Between 1 and 2 years	20,276	46,657
Between 2 and 3 years	30,228	28,197
Between 3 and 4 years	23,920	21,160
Between 4 and 5 years	19,951	18,427
More than 5 years	65,060	60,129
	195,772	216,384

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

29.    Payroll and social security liabilities

	2020	2019
Non-current
Social security payable	1,075	1,209
	1,075	1,209
Current
Salaries payable	2,774	3,290
Social security payable	2,827	3,025
Provision for vacations	6,866	8,808
Provision for bonuses	10,866	10,085
	23,333	25,208
Total payroll and social security liabilities	24,408	26,417

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

The table below shows the movements in the Group's provisions for other liabilities categorized by type of provision:

	Labor, legal and other claims	Others	Total
At January 1, 2019	3,620	5	3,625
Additions	527	41	568
Used during year	(774)	—	(774)
Exchange differences	(247)	—	(247)
At December 31, 2019	3,126	46	3,172
Additions	890	1,449	2,339
Used during year	(407)	—	(407)
Exchange differences	(745)	—	(745)
At December 31, 2020	2,864	1,495	4,359

Analysis of total provisions:

	2020	2019
Non current	2,705	2,936
Current	1,654	236
	4,359	3,172
The Group is engaged in several legal proceedings, including tax, labor, civil, administrative and other proceedings in Brazil, which qualified as contingent liabilities for an aggregate claimed nominal amount of US$ 73.7 million and US$ 22.4 million as of December 31, 2020 and 2019, respectively. The main addition in the year 2020 refers to a claim of the tax authorities in Brazil of the exclusion of the calculation base of Income Tax of the accelerated depreciation of rural activity as provided for in article 6 of Provisional Measure 2,159-70 / 01 and in Article 325 of the Income Tax Regulation / 18.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

31.    Group companies

The following table details the subsidiaries that comprised the Group as of December 31, 2020 and 2019:

			2020	2019
	Activities	Country of incorporation and operation	Ownership percentage held if not 100%	Ownership percentage held if not 100%
Details of principal subsidiary undertakings:
Operating companies (unless otherwise stated):
Adeco Agropecuaria S.A.	(a)	Argentina	—	—
Pilagá S.A.	(a)	Argentina	99.94%	99.94%
Cavok S.A.	(a)	Argentina	51%	51%
Establecimientos El Orden S.A.	(a)	Argentina	51%	51%
Bañado del Salado S.A.	(a)	Argentina	—	—
Agro Invest S.A.	(a)	Argentina	51%	51%
Forsalta S.A.	(a)	Argentina	51%	51%
Dinaluca S.A.	(a)	Argentina	—	—
Simoneta S.A.	(a)	Argentina	(*)	—
Compañía Agroforestal S.M.S.A.	(a)	Argentina	—	—
Energía Agro S.A.U.	(a)	Argentina	—	—
L3N S.A.	(d)	Argentina	—	—
Maní del Plata S.A.	(a)	Argentina	—	—
Girasoles del Plata S.A.	(a)	Argentina	—	—
Adeco Agropecuaria Brasil S.A.	(b)	Brazil	—	—
Adecoagro Vale do Ivinhema S.A. ("AVI")	(b)	Brazil	—	—
Usina Monte Alegre Ltda. ("UMA")	(b)	Brazil	—	—
Monte Alegre Energia Ltda.	(b)	Brazil	—	—
Adecoagro Energia Ltda.	(b)	Brazil	—	—
Adecoagro Agricultura e Participação Ltda.	(b)	Brazil	—	—
Kelizer S.A.	(a)	Uruguay	—	—
Adecoagro Uruguay S.A.	(a)	Uruguay	—	—
Holdings companies:
Adeco Brasil Participações S.A.	—	Brazil	—	—
Adecoagro LP S.C.S.	—	Luxembourg	—	—
Adecoagro GP S.a.r.l.	—	Luxembourg	—	—
Ladelux S.C.A.	—	Uruguay	—	—
Spain Holding Companies	(c)	Spain	—	—

(a) Mainly crops, rice, cattle and others.
(b) Mainly sugarcane, ethanol and energy.
(c) Comprised by (1) wholly owned subsidiaries: Kadesh Hispania S.L.U.; Leterton España S.L.U.; Global Asterion S.L.U.; Global Acasto S.L.U.; Global Laertes S.L.U.; Global Seward S.L.U. (*); Global Pindaro S.L.U.; Global Pileo S.L.U.; Peak Texas S.L.U.; Peak City S.L.U. (*); Global Neimoidia S.L.U. and 51% controlled subsidiaries; Global Acamante S.L.U.; Global Carelio S.L.U.; Global Calidon S.L.U.; Global Mirabilis S.L.U. Global Anceo S.L.U.Global Hisingen S.L.U.
(d) Mainly dairy

(*) Simoneta S.A., Global Seward S.L.U. and Peak City S.L.U. were sold during December 2020. See Note 22.

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

32.    Related-party transactions

The following is a summary of the balances and transactions with related parties:

Related party	Relationship	Description of transaction	Income (loss) included in the statement of income			Balance receivable (payable)/(equity)
			2020	2019	2018	2020	2019
Directors and senior management	Employment	Compensation selected employees	(5,232)	(5,232)	(7,122)	(15,499)	(15,499)

Girasoles del Plata S.A (i)	Joint venture	Sales of goods	—	—	456	—	—
		Services	—	—	210	—	—
		Interest income	—	—	242	—	—
(i)Since February 2019, Girasoles del Plata S.A. (formerly CHS Agro S.A.) is fully part of the Group.

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

    Based on these criteria, management identified a total amount of 40 CGUs as of September 30, 2020 and 40 CGUs as of September 30, 2019.

As of September 30, 2020 and 2019, due to the fact that there were no impairment indicators, the Group only tested those CGUs with allocated goodwill in Argentina and Brazil.

    CGUs tested based on a fair-value-less-costs-to-sell model at September 30, 2020 and 2019:

    As of September 30, 2020, the Group identified 11 CGUs in Argentina (2019: 11 CGUs) to be tested based on this model (all CGUs with allocated goodwill). Estimating the fair value less costs-to-sell is based on the best information available, and refers to the amount at which the CGU could be bought or sold in a current transaction between willing parties. Management may be assisted by the work of external advisors. When using this model, the Group applies the “sales comparison approach” as its method of valuing most properties, which relies on results of sales of similar agricultural properties to estimate the value of the CGU. This approach is based on the theory that the fair value of a property is directly related to the selling prices of similar properties.

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

    The following table shows only the 11 CGUs (2019: 11 CGUs) where goodwill was allocated at each period end and the corresponding amount of goodwill allocated to each one:

CGU / Operating segment / Country	September 30, 2020	September 30, 2019
La Carolina / Crops / Argentina	168	162
La Carolina / Cattle / Argentina	27	26
El Orden / Crops / Argentina	180	175
El Orden / Cattle / Argentina	7	6
La Guarida / Crops / Argentina	1,196	1,158
La Guarida / Cattle / Argentina	616	597
Los Guayacanes / Crops / Argentina	2,215	2,145
Doña Marina / Rice / Argentina	3,856	3,734
Huelen / Crops / Argentina (1)	3,838	3,716
El Colorado / Crops / Argentina	1,918	1,857
El Colorado / Cattle / Argentina	19	18
Closing net book value of goodwill allocated to CGUs tested (Note 15)	14,040	13,594
Closing net book value of PPE items allocated to CGUs tested	161,010	162,844
Total assets allocated to CGUs tested	175,050	176,438

(1) Dispose on December 2020, see Note 22.

Based on the testing above, the Group determined that none of the CGUs, with allocated goodwill, were impaired at September 30, 2020 and 2019.
    CGUs tested based on a value-in-use model at September 30, 2020 and 2019:

As of September 30, 2020, the Group identified 2 CGUs (2019: 2 CGUs) in Brazil to be tested based on this model (all CGUs with allocated goodwill). The determination of the value-in-use calculation required the use of significant estimates and assumptions related to management’s cash flow projections. In performing the value-in-use calculation, the Group applied pre-tax rates to discount the future pre-tax cash flows. In each case, these key assumptions have been made by management

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.    Critical accounting estimates and judgments (continued)

reflecting past experience and are consistent with relevant external sources of information, such as appropriate market data. In calculating value-in-use, management may be assisted by the work of external advisors.

The key assumptions used by management in the value-in-use calculations which are considered to be most sensitive to the calculation are:

Key Assumptions	September 30, 2020	September 30, 2019
Financial projections	Covers 4 years for UMA (*)	Covers 4 years for UMA (*)
	Covers 7 years for AVI (**)	Covers 7 years for AVI (**)
Yield average growth rates	0-1%	0-1%
Future pricing increases	1.76% per annum	0.11% per annum
Future cost decrease	0.33% per annum	0.78% per annum
Discount rates	7%	7%
Perpetuity growth rate	1%	1%

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

The following table shows only the 2 CGUs where goodwill was allocated at each period end and the corresponding amount of goodwill allocated to each one:

CGU/ Operating segment	September 30, 2020	September 30, 2019
AVI / Sugar, Ethanol and Energy	2,815	3,813
UMA / Sugar, Ethanol and Energy	1,056	1,430
Closing net book value of goodwill allocated to CGUs tested (Note 15)	3,871	5,243
Closing net book value of PPE items allocated to CGUs tested	494,077	614,702
Total assets allocated to 2 CGUs tested	497,948	619,945

Based on the testing above, the Group determined that none of the CGUs, with allocated goodwill, were impaired at September 30, 2020 and 2019.

Management views these assumptions are conservative and does not believe that any reasonable change in the assumptions would cause the carrying value of these CGU’s to exceed the recoverable amount.

The Company's goodwill and property, plant and equipment balances allocated to the cash generating units with allocated goodwill in Argentina and Brazil were U$S 147 million and U$S 519 million, respectively at December 31, 2020.

As of December 31, 2020, the Group determined that there is no indicators of impairment.

 (b) Biological assets

The nature of the Group’s biological assets and the basis of determination of their fair value are explained under Note 34.11. The discounted cash flow model requires the input of highly subjective assumptions including observable and unobservable data. Generally the estimation of the fair value of biological assets is based on models or inputs that are not observable in the market and the use of such unobservable inputs is significant to the overall valuation of the assets. These

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.    Critical accounting estimates and judgments (continued)

inputs are determined based on the best information available, for example by reference to historical information of past practices and results, statistical and agronomic information, and other analytical techniques. The discounted cash flow model includes significant assumptions relating to the cash flow projections including future market prices, estimated yields at the point of harvest, estimated production cycle, future costs of harvesting and other costs, and estimated discount rate.

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

Since 2018, when cumulative inflation rate in three years exceeded the 100% threshold, Argentina´s operations are considered to be under hyperinflationary economy for accounting purposesunder the terms of IAS 29 and since then, it has been applied IAS 29 in the financial reporting of its subsidiaries and associates with Argentine peso as functional currency.

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

The inflation adjustment on the years 2020, 2019 and 2018 was calculated by means of conversion factor derived from the Argentine price indexes published by the National Institute of Statistics and the year-over-year change in the index was 1.361; 1.538 and 1.476, respectively.

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

•The ongoing application of the re-translation of comparative amounts to closing exchanges rates under IAS 21 and the hyperinflation adjustments required by IAS 29 will lead to a difference in addition to the difference arising on the application of hyperinflation accounting.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

34.    Summary of significant accounting policies (continued)
The comparative figures in these Consolidated Financial Statements presented in a stable currency are not adjusted for subsequent changes in the price level or exchange rates. This resulted in a difference between the closing equity of the previous year and the opening equity of the current year. The Company recognized this initial difference directly in equity.

34.1    Basis of preparation and presentation

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

Description of accounting policies changed during the year.

Reclassification

During the period ended September 30, 2020, the Company has changed its accounting policy related to the application of IAS 29, Inflation Accounting, that was implemented in 2018. The cumulative initial effect of inflation accounting until December 31, 2017 divided by the exchange rate at that date was recognized directly in equity, in the line “Adjustment of opening balance for the application of IAS 29”, as part of retained earnings. The ongoing effect of hyperinflation adjustment and retranslation of comparative amounts to closing exchange rates after initial recognition was recognized in Other Comprehensive Income, as part of the cumulative translation adjustment (“CTA”).

The Company has change its accounting policy for the presentation of the effect of the initial application of IAS 29, and reclassified it to Other Comprehensive Income, as part of the cumulative translation adjustment (“CTA”); instead of presenting it within retained earnings. This change in the presentation policy was in order to provide uniformity of disclosure for the same concept and only required a reclassification of the constituent elements of the equity and does not affect total shareholders equity.

	January 01, 2018			December 31, 2018			December 31, 2019
	(Previously stated)	Increase / (Decrease)	(Revised)	(Previously stated)	Increase / (Decrease)	(Revised)	(Previously stated)	Increase / (Decrease)	(Revised)
Retained Earnings	294,150	(187,941)	106,209	237,188	(187,941)	49,247	206,669	(187,941)	18,728
Cumulative Translation Adjustment	(552,604)	187,941	(364,663)	(666,037)	187,941	(478,096)	(680,315)	187,941	(492,374)
Subtotal attributable to equity holders of the parent	861,821	—	861,821	1,063,636	—	1,063,636	988,269	—	988,269

In addition, and related to hyperinflation accounting, the Company has changed its accounting policy for the presentation of finance income /expenses. Until June 2020, the Company had elected not to segregate the impact of inflation on financial results. The company has decided to change its presentation policy and segregate the impact of inflation over financial results, considering the segregation of such effects provides reliable and more relevant information. Financial results will be presented reflecting interest and exchange difference, net of its inflation effects. This change represents only a reclassification within Financial results and does not have any impact on total financial results, net or net income.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

34.1    Basis of preparation and presentation (continued)

	December 31, 2019			December 31, 2018
	(Previously stated)	Increase / (Decrease)	(Revised)	(Previously stated)	Increase / (Decrease)	(Revised)
- Interest income	7,319	(929)	6,390	7,915	(187)	7,728
Finance income	9,908	(929)	8,979	8,581	(187)	8,394
- Interest expense	(60,134)	3,666	(56,468)	(51,577)	4,311	(47,266)
- Cash flow hedge - transfer from equity	(15,594)	(9,890)	(25,484)	(26,693)	(11,393)	(38,086)
- Foreign exchange losses, net	(108,458)	82,679	(25,779)	(183,195)	114,408	(68,787)
Finance costs	(202,566)	76,455	(126,111)	(271,263)	107,326	(163,937)
Other financial result - Net gain of inflation effects on the monetary items	92,437	(75,526)	16,911	81,928	(107,139)	(25,211)
Total financial results, net	(100,221)	—	(100,221)	(180,754)	—	(180,754)

Both changes have been reflected in the comparative periods, thus, comparative figures have been restated.

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

Description of accounting policies changed during last year
Leases
For fiscal years beginning on January 1st, 2019 and onward the adoption of IFRS 16 - Leases it is mandatory.

IFRS 16 was adopted following the simplified approach, without restating comparative. The reclassifications and the adjustments arising from the new lease accounting rules are directly recognized in the opening balance sheet on January 1, 2019.
On adoption of IFRS 16, the Company recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases For the initial recognition, these liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019.
The adoption of IFRS 16 Leases from January 1, 2019, resulted in changes in accounting policies and adjustments to the amounts recognized in the financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

34.1    Basis of preparation and presentation (continued)

Right-of-use assets

The total of the right-of-use assets are included under such type in the Statement of Financial Position:

	Right of use	Lease liabilities
Closing balance as of December 31, 2018	—	—
Initial recognition	204,937	(204,937)
Reclassifications from Trade and other receivables, net	—	26,794
Opening balance as of January 1, 2019	204,937	(178,143)

Accounting policies for right of use and lease liabilities are disclosed in Note 34.7 Leases

New standards and interpretations not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for 31 December 2020 reporting periods and have not been early adopted by the group. These standards are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

34.2    Scope of consolidation

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

34.2    Scope of consolidation (continued)

amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amount previously recognized in other comprehensive income in respect of that entity is accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss, except for the related revaluation surplus which is reclassified to retained earnings.

34.3    Segment reporting

According to IFRS 8, operating segments are identified based on the ‘management approach’. This approach stipulates external segment reporting based on the Group’s internal organizational and management structure and on internal financial reporting to the chief operating decision maker (the Management Committee in the case of the Company)

34.4    Foreign currency translation

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

(c) Group companies

The results and financial position of Group entities (except those that has the currency of a hyper-inflationary economy - Argentine subsidiaries) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;
•income and expenses for each statement of income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and
•all resulting exchange differences are recognized as a separate component of equity.

When a foreign operation is sold, exchange differences that were recorded in equity are recognized in the statement of income as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

34.5    Property, plant and equipment

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

34.6    Investment property

Investment property consists of farmland for rental or for capital appreciation and not used in production or for sale in the ordinary course of business, and it is measured at fair value net of any impairment losses if any. The changes of the Fair value, which is based on an independent external expert, impacts the profit and loss of the period, in the line item Other operating income, net.

34.7    Leases

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

At initial recognition, the right-of-use asset is measured considering:

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

34.7    Leases (continued)

•The value of the initial measurement of the lease liability;
•Any lease payments made at or before the commencement date, less any lease incentives; and
•Any initial direct costs incurred by the lessee; and

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

    The lease liability is initially measured at the present value of the lease payments that are not paid at such date, including the following concepts:

•Variable lease payments that depend on an index or rate, initially measured using the index or rate as of the commencement date;
•Amounts expected to be payable by the lessee under residual value guarantees;
•The exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and
•Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease;
•Fixed payments, less any lease incentives receivable;

After the commencement date, the Company measures the lease liability by:

•Increasing the carrying amount to reflect interest on the lease liability;
•Reducing the carrying amount to reflect lease payments made; and
•Re-measuring the carrying amount to reflect any reassessment or lease modifications.

    The above mentioned inputs for the valuation of the right of use assets and lease liabilities including the determination of the contracts within the scope of the standard, the contract term ant interest rate used in the discounted cash flow involved a high degree of management´s estimations.

34.8    Goodwill

Goodwill represents future economic benefits arising from assets that are not capable of being individually identified and separately recognized by the Group on an acquisition. Goodwill on acquisition is initially measured at cost. being the excess of the consideration over the fair value of the Group’s share of net assets of the acquired subsidiary undertaking at the acquisition date. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. It is allocated to those cash generating units expected to benefit from the acquisition for the purpose of impairment testing. Goodwill ais included within “Intangible assets” on the statement of financial position. Goodwill arising on the acquisition of foreign entities is treated as an asset of the foreign entity denominated in the local currency and translated at the closing rate.

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

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

34.9    Other intangible assets

Other intangible assets that are acquired by the Group, which have finite useful lives, are measured at cost less accumulated amortization and impairment losses, if any. These intangible assets comprise mainly trademarks and computer software and are amortized in the statement of income on a straight-line basis over their estimated useful lives estimated to be 10 to 20 years and 3 to 5 years, respectively.

34.10 Impairment of assets

Goodwill

The Company conducts an impairment test annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount exceeds its recoverable amount. For the purpose of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash flows, known as cash-generating units. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the cash generating unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset may in the unit. Impairment losses recognized for goodwill cannot be reversed in a subsequent period. Recoverable amount is the higher of the fair value less costs to sell and value in use. In determining the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted (see Note 34 (a) for details).

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

34.11    Biological assets

Biological assets comprise growing crops (mainly corn, wheat, soybeans, sunflower peanuts and rice), sugarcane, coffee and livestock (growing herd and cattle for dairy production).

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

34.11    Biological assets (continued)

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

•Growing crops including rice:

Growing crops, for which biological growth is not significant, are measured at cost, which approximates fair value. Expenditure on growing crops includes land preparation expenses and other direct expenses incurred during the sowing period including labor, seedlings, agrochemicals and fertilizers among others.

Otherwise, biological assets are measured at fair value less estimated point-of-sale costs at initial recognition and at any subsequent period. Point-of-sale costs include all costs that would be necessary to sell the assets

The fair value of growing crops including rice is measured based on a formula, which takes into consideration the estimate of crop yields, estimated market prices and costs, and discount rates. Estimated yields are determined based on several factors including location of farmland, environmental conditions and other restrictions and growth at the time of measurement. Yields are multiplied by sown hectares to determine the estimated tons of crops including rice to be obtained. The tons are then multiplied by a net cash flow determined at the future crop prices less the direct costs to be incurred. This amount is discounted at a discount rate, which reflects current market assessments of the assets involved and the time value of money.

•Growing herd and cattle:

Livestock are measured at fair value less estimated point-of-sale costs, with any changes therein recognized in the statement of income, on initial recognition as well as subsequently at each reporting period. The fair value of livestock is determined based on the actual selling prices less estimated point-of-sale costs in the markets where the Group operates.

•Sugarcane:

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

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

34.11    Biological assets (continued)

Agricultural produce growing in the Sugarcane, for which biological growth is not significant, is valued at cost, which approximates fair value. Expenditure on the agricultural produce growing in the sugarcane consists mainly of labor, agrochemicals and fertilizers among others. When it has attained significant biological growth, it is measured at fair value through a discounted cash flow model. Estimated revenues are based on estimated yearly production volume (which will be destined to sugar, ethanol, energy and raw cane production) and the price is calculated as the average of daily prices for sugar future contracts (Sugar #11 ICE-NY contracts) for a six months period. Projected costs include maintenance and land leasing among others. These estimates are discounted at an appropriate discount rate.

34.12    Inventories

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

34.13    Financial assets

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

34.13    Financial assets (continued)

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

34.14    Derivative financial instruments and hedging activities

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

34.15    Trade and other receivables and trade and other payables

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

34.16    Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less. In the statements of cash flows, interest paid is presented within financing cash flows and interest received is presented within investing activities.

34.17    Borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost using the effective interest method. Borrowing costs are capitalized during the period of time that is required to complete and prepare the asset for its intended use.

34.18    Provisions

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

34.19    Onerous contracts

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

34.20    Current and deferred income tax

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

34.20    Current and deferred income tax (continued)

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

34.21    Revenue Recognition

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

34.22    Farmlands sales

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

34.23    Assets held for sale and discontinued operations

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

34.24    Earnings per share

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

34.25    Equity-settled share-based payments

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

34.26    Research and development

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

35.     Information related to COVID-19 pandemic

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

In Argentina, on March 20, 2020 the Argentine government implemented a social, preventive and mandatory isolation regime, prohibiting the circulation of people on routes, roads and public spaces (the “Mandatory Isolation Regime”) which has already been partially reverted as of the day of this report.

As of the date of this report, the activities pursued by our Argentine subsidiaries, related to agricultural production, distribution and commercialization, were exempted from the Mandatory Isolation Regime for being considered “essential” activities. Also our activities in Brazil have no restrictions

In order to guarantee the hygiene and safety conditions established by the Ministry of Health and to preserve the health of the employees in our subsidiaries, Adecoagro has enacted Prevention and Action Protocols tailored for each facility, in addition to constituting Crisis Committees. Measures taken include but are not limited to: (i) daily temperature check upon arrival to the facility, (ii) mandatory distancing in the workplace, (iii) maximum limit of people in the lunch room and vehicles (iv) sanitary barriers, (iv) special protective attire. Additionally, remote work has been guaranteed for the duration of the Mandatory Isolation Regime for employees based in central offices, and a rotation scheme has been implemented for administrative employees based in the farms or industrial facilities.

Most of our businesses are operating without any major disruption both at the farm and industry level as well as on the road and at the ports. However, the demand of our products, mainly ethanol in Brazil, has been reduced as a consequence of the lockdown decided by the authorities in connection with the pandemic. Nevertheless, we are optimizing our production mix, in order to mitigate such reduction in demand.

The Company is closely monitoring the situation and taking all necessary measures at its disposal to preserve human life and its operation.