Form 20-F
period 2021-12-31
Adecoagro S.A.
filed 2022-04-28
CIK 1499505

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED ON DECEMBER 31, 2021
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM TO ________________
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
Manuela Lamellari
Vertigo Naos Building, 6, Rue Eugène Ruppert,
L - 2453 Luxembourg
Email: manuela.lamellari@intertrustgroup.com
Tel: +352.26449.494
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
None
The number of outstanding shares of each of the issuer’s classes of capital stock as of December 31, 2021:
111,096,772 Common Shares, par value $1.50 per share
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

Yes ☑   No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,"”accelerated filer,”and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer☐	Non-accelerated filer ☐
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
•developments in, or changes to, the laws, regulations and governmental policies governing our business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which we operate, environmental laws and regulations;
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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
Certain Defined Terms
In this annual report, unless otherwise specified or if the context so requires:
•References to the terms “Adecoagro S.A,” “Adecoagro,” “we,” “us,” “our,” “Company”; and “our company” refer to, Adecoagro S.A., a corporation organized under the form of a société anonyme under the laws of the Grand Duchy of Luxembourg, and its subsidiaries.
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
•References to “$,” “US$,” “USD,” “U.S. dollars” and “dollars” are to U.S. dollars.
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
During 2011, we contributed the net proceeds of the IPO to increase our interest in IFH from 98% to 98.64%. During 2012, we issued, in a series of transactions, 1,654,752 shares to certain limited partners of IFH in exchange for their residual interest in IFH, totaling 1.3595%, thereby increasing our interest in IFH to approximately 100%. During 2015 IFH was merged into Adecoagro LP, our wholly-owned subsidiary. For further information see “Item 4. Information on the Company—A. History and Development of the Company—History”.
The Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019 (hereinafter, the “Consolidated Financial Statements”) included in this annual report have been prepared in accordance with IFRS. All IFRS effective at the time of preparing the Consolidated Financial Statements have been applied.

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
Since 2018, when cumulative inflation rate in three years exceeded the 100% threshold, Argentina’s operations are considered to be under hyperinflationary economy for accounting purposes under the terms of IAS 29 and since then, it has been applied IAS 29 in the financial reporting of its subsidiaries and associates with Argentine peso as functional currency.

v

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
Adjusted Consolidated EBITDA, Adjusted Segment EBITDA, Adjusted Consolidated EBIT and Adjusted Segment EBIT
We present Adjusted Consolidated EBITDA, Adjusted Segment EBITDA, Adjusted Consolidated EBIT and Adjusted Segment EBIT in this annual report as supplemental measures of performance of our company and of each operating segment, respectively, which are not required by, or presented in accordance with IFRS.
Adjusted Consolidated EBITDA equals the sum of our Adjusted Segment EBITDA for each of our operating segments. We define “Adjusted Consolidated EBITDA” as (i) consolidated net profit (loss) for the year, as applicable, before interest expense, income taxes, depreciation of property, plant and equipment and amortization of intangible assets, net gain from fair value adjustments of investment property land foreign exchange gains or losses, other net financial results; and (ii) adjusted by profit or loss from discontinued operations; (iii) adjusted by those items, that do not impact profit and loss, but are recorded directly in shareholders’ equity, including (a) the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland, reflected under the line item: "Reserve from the sale of noncontrolling interests in subsidiaries” and (b) the net increase in value of sold farmland, which has been recognized in either revaluation surplus of retained earnings; and (iv) net of the combined effect of the application of IAS 29 and IAS 21 from the Argentine operations included in profit from operations.
We define “Adjusted Segment EBITDA” for each of our operating segments as (i) the segment’s share of consolidated profit (loss) from operations before financing and taxation per segment information for the year, as applicable, before depreciation of property, plant and equipment and amortization of intangible assets; and (ii) adjusted by profit or loss from discontinued operations; (iii) adjusted by those items, that do not impact profit and loss, but are recorded directly in shareholders’ equity, including (a) the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland, reflected under the line item: "Reserve from the sale of noncontrolling interests in subsidiaries” and (b) the net increase in value of sold farmland, which has been recognized in either revaluation surplus of retained earnings.

We believe that Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are important measures of operating performance for our company and each operating segment, respectively, because they allow investors to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, respectively, including our return on capital and operating efficiencies, from period to period by removing the impact of our capital structure (interest expense from our outstanding debt), asset base (depreciation and amortization), tax consequences (income taxes), foreign exchange gains or losses and other financial results. In addition, by including the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland, investors can also evaluate and compare the full value and returns generated by our land transformation activities. Other companies may calculate Adjusted Consolidated EBITDA and Adjusted Segment EBITDA differently, and therefore our Adjusted Consolidated EBITDA and Adjusted Segment EBITDA may not be comparable to similarly titled measures used by other companies. Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are not measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, segment’s profit from operations before financing and taxation and other measures determined in accordance with IFRS. Items excluded from Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are significant and necessary components to the operations of our business, and, therefore, Adjusted Consolidated EBITDA and Adjusted Segment EBITDA should only be used as a supplemental measure of our company’s operating performance, and of each of our operating segments, respectively. We also believe Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are useful for securities analysts, investors and others to evaluate and compare the financial performance of our company and other companies in the agricultural industry. These non-IFRS measures should be considered in addition to, but not as a substitute for or superior to, the information contained in either our statements of income or segment information.
Our Adjusted Consolidated EBIT equals the sum of our Adjusted Segment EBITs for each of our operating segments. We define “Adjusted Consolidated EBIT” as (i) consolidated net profit (loss) for the year, as applicable, before interest expense, income taxes, foreign exchange gains or losses and other net financial results; and (ii) adjusted by profit or loss from discontinued operations ; (iii) adjusted by gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset farmland ; and (iv) net of the combined effect of the application of IAS 29 and IAS 21 from the Argentine operations included in profit from operations. We define “Adjusted Segment EBIT” for each of our operating segments as the segment’s share of (i) consolidated profit (loss) from operations before financing and taxation as per segment information for the year, as applicable; and (ii) adjusted by profit or loss from discontinued operations; and (iii) adjusted by those items, that do not impact profit and loss, but are recorded directly in shareholders’ equity, including (a) the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland, reflected under the line item: "Reserve from the sale of noncontrolling interests in subsidiaries”; (b) the net increase in value of sold farmland, which has been recognized in either revaluation surplus of retained earnings.
We believe that Adjusted Consolidated EBIT and Adjusted Segment EBIT are important measures of operating performance, for our company and each operating segment, respectively, because they allow investors to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, from period to period by including the impact of depreciable fixed assets and removing the impact of our capital structure (interest expense from our outstanding debt), tax consequences (income taxes), foreign exchange gains or losses and other financial results. In addition, by including the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland and also the sale of farmlands, investors can evaluate the full value and returns generated by our land transformation activities. Other companies may calculate Adjusted Consolidated EBIT and Adjusted Segment EBIT differently, and therefore our Adjusted Consolidated EBIT and Adjusted Segment EBIT may not be comparable to similarly titled measures used by other companies. Adjusted Consolidated EBIT and Adjusted Segment EBIT are not measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, segment’s profit from operations before financing and taxation and other measures determined in accordance with IFRS. Items excluded from Adjusted Consolidated EBIT and Adjusted Segment EBIT are significant and necessary components to the operations of our business, and, therefore, Adjusted Consolidated EBIT and Adjusted Segment EBIT should only be used as a supplemental measure of the operating performance of our company, and of each of our operating segments, respectively.

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
We define Adjusted Free Cash Flow as (i) net cash generated from operating activities net of the combined effect of the application of IAS 29 and IAS 21 to the Argentine operations, less (ii) net cash used in investing activities net of the combined effect of the application of IAS 29 and IAS 21, less (iii) interest paid net of the combined effect of the application of IAS 29 and IAS 21 to the Argentine operations, plus (iv) proceeds from the sale of noncontrolling interest in farming subsidiaries; less (v) lease payments and less (vi) dividends paid to noncontrolling interest. We define Adjusted Free Cash Flow from Operations as (i) net cash generated from operating activities net of the combined effect of the application of IAS 29 and IAS 21 less (ii) net cash used in investing activities net of the combined effect of the application of IAS 29 and IAS 21, less (iii) interest paid net of the combined effect of the application of IAS 29 and IAS 21 to the Argentine operations, plus (iv) proceeds from the sale of noncontrolling interest in subsidiaries; less (v) lease payments; less (vi) dividends paid to noncontrolling interest plus (vii) expansion capital expenditures.
Expansion capital expenditures is defined as the required investment to expand current production capacity including organic growth, joint ventures and acquisitions. We define maintenance capital expenditures as the necessary investments in order to maintain the current level of productivity both at an agricultural and industrial level. Proceeds from the sale of noncontrolling interest in farming subsidiaries is a measure of the cash generated from our land transformation business that is included under cash from financing activities pursuant to IFRS.
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
Other companies may calculate Adjusted Free Cash Flow and Adjusted Free Cash Flow from Operations differently, and therefore, our formulation may not be comparable to similarly titled measures used by other companies. Adjusted Free Cash Flow and Adjusted Free Cash Flow from Operations are not measures of liquidity under IFRS, and should not be considered in isolation or as an alternative to consolidated, cash flows from operating activities, net increase, (decrease) in cash and cash equivalents and other measures determined in accordance with IFRS.
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
Sugar and Ethanol
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

A.    [RESERVED]

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
The risks related to our business and industries include risks include the following:
•We may be exposed to risks related to health epidemics, and the COVID-19 in particular, that could adversely impact our ability to operate our business and results of operations.
•Unpredictable weather conditions, including as a result of climate change, pest infestations and diseases may have an adverse impact on agricultural production.
•Fluctuations in market prices for our products could adversely affect our financial condition and results of operations.
•Ethanol prices are correlated to the price of sugar and are also closely correlated to the price of petroleum, so that a decline in the price of sugar or a decline in the price of petroleum will adversely affect our sugar and ethanol businesses.
•The expansion of our business through acquisitions poses risks that may reduce the benefits we anticipate from these transactions.
•A significant increase in the price of raw materials we use in our operations, or the shortage of such raw materials, could adversely affect our results of operations.
•We cannot guarantee that our suppliers will not engage in improper practices, including inappropriate labor or manufacturing practices.
•Increased energy prices and frequent interruptions of energy supply could adversely affect our business.
•We depend on stable international trade and economic and other conditions in key export markets for our products.
•A worldwide economic downturn could weaken demand for our products or lower prices.
•Our business is seasonal, and our results may fluctuate significantly depending on the growing cycle of our crops.
•We face significant competition across our business segments, which could adversely affect our financial performance.
•Our current insurance coverage may not be sufficient to cover our potential losses.

•Governmental policies reducing the amount of ethanol required to be added to gasoline, or eliminating tax incentives for flex-fuel vehicles, may adversely affect our business.
•Growth in the sale and distribution of ethanol depends in part on infrastructure improvements, which may not occur on a timely basis, if at all.
•A substantial portion of our assets is farmland that is highly illiquid.
•We have entered into agriculture partnership agreements in respect of a significant portion of our sugarcane plantations.
•Our performance depends on favorable working relationships with our employees and compliance with labor laws. Any strain on these relationships or increased labor costs could adversely affect our business.
•We may not possess all permits and licenses required to operate our business, or we may fail to renew or maintain the licenses and permits we currently hold, which could subject us to fines and other penalties.
•Our business is subject to significant governmental regulation, which may adversely affect our results of operations and financial condition.
•Climate change may impose increased costs on our operations.
•Some of the agricultural commodities and food products that we produce contain genetically modified organisms.
•We may face restrictions and penalties under consumer protection laws.
•IFRS accounting standards related to biological assets require us to make numerous estimates in the preparation of our financial statements and therefore limit the comparability of our financial statements to similar issuers using U.S. GAAP.
•Our indebtedness could impair our financial condition and impair our ability to receive or pay out dividends.
•The terms of our indebtedness and that of certain of our subsidiaries impose significant restrictions on our operating and financial flexibility.
•Fluctuations in interest rates could have a significant impact on our results of operations, indebtedness and cash flow.
•We may need additional capital and we may not be able to obtain it.
•There is a risk that we could be treated as a U.S. domestic corporation for U.S. federal income tax purposes, which could materially increase our U.S. federal income tax liability and subject any dividends we pay to U.S. federal withholding tax.
•We may be classified by the IRS as a “passive foreign investment company,” which may result in adverse tax consequences for U.S. investors.
•We are subject to anticorruption, anti-bribery, anti-money laundering and other international trade laws and regulations.
•We may be adversely affected by the ongoing armed conflict between Russia and Ukraine.
•Technological advances or alternative products may affect demand for our products and services or require substantial capital investments to remain competitive.
•Security breaches and other disruptions could compromise our technology infrastructure and information and expose us to processes disruption and liability, which would cause our business and reputation to suffer.
•We depend on our information technology systems and any failure of these systems could adversely affect our business.
•Noncompliance with data protection laws could adversely affect our business.
•Our operations are subject to disruptions by third parties who interfere with the possession of our real estate or our means of production.
We also confront risks associated with the countries in which we operate, primarily in Argentina and Brazil, which include the following:
•Our results of operations and financial condition are dependent upon economic conditions in the emerging countries in which we operate.
•Economic and political conditions in the countries in which we operate, and the perception of these conditions in international markets, may adversely impact our business, our access to the capital and debt markets, our results of operations and financial condition.

•The economies of the countries in which we operate may be adversely affected by the deterioration of other global markets.
•Governments have a high degree of influence in the economies in which we operate, which could adversely affect our results of operations or financial condition.
•Currency exchange rate fluctuations relative to the U.S. dollar in the countries in which we operate our businesses may adversely impact our results of operations and financial condition.
•Inflation in some of the countries in which we operate, along with governmental measures to curb inflation, may have a significant negative effect on the economies of those countries and, as a result, on our financial condition and results of operations.
•Disruption of transportation and logistics services, insufficient investment in public infrastructure or disruption to any aspect of the supply chain could adversely affect our operating results.
•The Argentine economy may be affected by its government’s limited access to financing from international markets and the result of failure to pay its debt obligations.
•Argentina’s current account and balance of payment imbalances could lead to a depreciation of the Argentine peso, and as a result, affect our results of operations, our capital expenditure program and our ability to service our foreign currency liabilities.
•Failure to adequately address actual and perceived risks of institutional corruption may adversely affect the economy and financial condition of the emerging markets in which we operate.
•Laws on the foreign ownership of rural properties may adversely affect our results of operations and future investments in rural properties.
•An increase in export and import duties and controls may have an adverse impact on our sales.
•Exchange controls restrict the inflow and outflow of funds and may substantially limit the ability of companies to retain or obtain foreign currency or make payments abroad.
•Changes in tax laws may have a material adverse impact on the taxes applicable to our business and may increase our tax burden.
•We receive certain tax benefits from Brazilian tax authorities, which we cannot assure will be maintained or renewed.
•Government laws and regulations in Brazil governing the burning of sugarcane could have a material adverse impact on our business or financial performance.
As a Luxembourg corporation (“société anonyme”) we and our common shares are also exposed to risks that include the following:
•The price of our common shares may be highly volatile.
•Our exemption as a “foreign private issuer” from certain rules under the U.S. securities laws will result in less information about us being available to investors than for U.S. companies, which may result in our common shares being less attractive to investors.
•We are a Luxembourg corporation (“société anonyme”) and it may be difficult for you to obtain or enforce judgments against us or our executive officers and directors in the United States.
•Our shareholders may have more difficulty protecting their interests than they would as shareholders of a U.S. corporation, which could adversely impact trading in our common shares and our ability to conduct equity financings.
•Luxembourg and European Union insolvency and bankruptcy laws and regulations are substantially different from U.S. insolvency laws and may offer our shareholders less protection than they would have under U.S. insolvency and bankruptcy laws.
•Our ability to pay dividends is restricted under Luxembourg law.
•We are a holding company and depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments, which they may not be able to do.

Risks Related to Our Business and Industries
We may be exposed to risks related to health epidemics, and the COVID-19 in particular, that could adversely impact our ability to operate our business and results of operations.

The global impact of the COVID-19 pandemic and measures taken to reduce the spread of the virus have had an adverse effect on the global macroeconomic environment and may continue to create economic uncertainty and reduce economic activity. The outbreak has resulted in authorities implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, shelter-in-place or total lock-down orders and business limitations and shutdowns.
As of the date of this report, many restrictions have been lifted or relaxed as a result of the implementation of vaccination programs. However, while it has eased, the COVID-19 pandemic continues to impact worldwide economic activity and to pose the risk that we or our employees, contractors, suppliers, customers and other business partners may be prevented from conducting certain business activities for an indefinite period of time, including future shutdowns that may be mandated or reinstated by governmental authorities or otherwise implemented by companies as a preventive measure. The ability of our business partners and suppliers to comply with contractual obligations may be impaired and lead to the interruption of the supply of raw materials. Consequently, the productivity of our facilities could be adversely impacted, affecting our operations, the quality and continuity of our activities and our reputation.
We believe that a worsening of the COVID-19 pandemic, including any possible future outbreaks of new COVID-19 variants, or the spread of new viruses may have an adverse effect on our suppliers and transportation companies used to distribute our products. Any quarantines or spread of viruses may adversely affect the demand of our products from end-consumers.
Commodity markets have been and may also be disrupted with attendant effects on demand for some of our products. For example, the reduced circulation of people due to the imposition of lockdown measures, may result in a decrease in international oil prices and ethanol, having an impact on our Sugar, Ethanol and Energy business and slowing down our ethanol production. In addition, the Chinese market is a significant source of global demand for the commodities we sell, including soy and corn, and a reduction in demand from China may have a significant effect on commodity prices and demand and potentially broader impacts on our supply chain or the global economy.
Future outbreaks of COVID-19, may also have a negative impact on the countries where we operate. Any negative effect on the economy of these countries, may decrease the demand for our products.
We are unable to fully determine the extent to which COVID-19 will impact our business activity or financial results, which will depend on future developments that are uncertain and cannot be predicted entirely, including potential government measures, such as those implemented in the past.
Unpredictable weather conditions, including as a result of climate change, pest infestations and diseases may have an adverse impact on agricultural production.
Severe weather or environmental conditions, in particular, droughts, hail, floods, frost or pestilence, are unpredictable and may have a significant adverse impact on agricultural production and the supply and price of agricultural commodities that we sell and use in our business. Moreover, adverse weather conditions may be exacerbated by the effects of climate change which impacts the entirety of our business and policies. See “—Climate change may impose increased costs on our operations.” Additionally, higher than average temperatures and rainfall can contribute to an increased pestilence, which may adversely impact our agricultural production.
Our sugar production depends on the volume and sucrose content of the sugarcane that we cultivate or that is supplied to us by growers located in the vicinity of our mills. Both sugarcane yields and sucrose content depend primarily on weather conditions such as rainfall and temperature, which can vary. Weather conditions have historically caused volatility in the ethanol and sugar industries. Future weather patterns may reduce the amount of sugarcane that we can harvest or purchase, or the sucrose content in such sugarcane, and, consequently, the amount of sugar and ethanol we can produce in any given harvest. Any reduction in production volumes could have a material adverse effect on our results of operations and financial condition.
The effects of severe adverse weather conditions may further reduce yields of our agricultural activities. In June and July 2021, a cold front hit most of Brazil's key productive areas. Low temperatures caused severe frost damage on sugarcane plantations in various regions, including in the states of São Paulo, Paraná, Mato Grosso do Sul and Minas Gerais. This adversely impacted our yields, which had already been affected by drought during the year in the center-south region of Brazil. Sugarcane yields in 2021 were 13.3% lower compared to 2020, at 68.9 tons per hectare, while total recoverable sugar content or "TRS" decreased 2.8%. This fall in agricultural productivity due to adverse weather conditions led us to recognize a loss of idle production of approximately US$15.0 million in 2021. As a result, we cannot assure you that future severe adverse weather conditions, including as a result of climate change or pestilence, will not adversely affect our operating results and financial condition.

Similarly, the occurrence and effects of disease and pestilence can be unpredictable and devastating to agricultural products, potentially rendering all or a substantial portion of the affected harvest unsuitable for sale. Our agricultural products are also susceptible to fungi and bacteria that are associated with excessively moist conditions. Our results of operations could be adversely affected in such cases where our production is materially affected and all or a substantial portion of the production costs have been incurred. We cannot assure you that such events in the future will not adversely affect our operating results and financial condition. Furthermore, if we fail to control pestilence or disease and our production is threatened, we may be unable to supply our main customers, which could affect our results of operations and financial condition.
In addition, disease among our dairy cattle herd, such as mastitis, tuberculosis, brucellosis and foot-and-mouth disease, can have an adverse effect on productivity. Outbreaks of cattle diseases may also result in the closure of certain important markets to our cattle-derived products. We cannot assure that future outbreaks will not occur. A future outbreak of diseases among our cattle herds could adversely affect our milk sales and operating results and financial condition. Furthermore, outbreaks, or fears of outbreaks, of any of these or other animal diseases may lead to the cancellation of orders by our customers, in particular if the disease has the potential to affect human health or create adverse publicity that may have a material adverse effect on consumer demand for our products. Moreover, outbreaks of animal disease may lead foreign governments to ban the import of some or all of our products, which may result in the destruction of some or all of these animals.

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
•changes in the agricultural subsidy levels of certain important producers (mainly the U.S. and the European Union, or the “E.U.,” and the adoption of other government policies affecting industry market conditions and prices;
•changes to trade barriers of certain important consumer markets (including China, India, the U.S. and the E.U.) and the adoption of other governmental policies affecting industry market conditions and prices;
•changes in government policies for biofuels;
•disruptions in commodity markets caused by global events, including the impact of the COVID-19 pandemic and the ongoing war between Russia and Ukraine;
•world inventory levels, i.e., the supply of commodities carried over from year to year;
•climatic conditions and natural disasters in areas where agricultural products are cultivated;
•the production capacity of our competitors; and
•demand for and supply of competing commodities and substitutes.
Further, because we may not hedge 100% of the price risk of our agricultural products, we are unable to have minimum price guarantees for all of our production and are, therefore, exposed to risks associated with the prices of agricultural products and their volatility. As a result, we are subject to fluctuations in prices of agricultural products that could result in our receiving lower prices for our agricultural products than our production costs.
In addition, the COVID-19 pandemic has impacted the price of the products we sell (i.e., ethanol, corn, powder milk among others) due to lower demand and economic activity worldwide. As an example, in March 2021, sugar prices in U.S. dollars decreased 8.8%, according to the Intercontinental Exchange – New York, or “ICE-NY,” anhydrous and hydrous ethanol prices in Brazilian reais decreased 25% and 26%, respectively, according to the Luiz de Queiroz College of Agriculture of the University of São Paulo (Escola Superior de Agricultura Luiz de Queiroz), or “ESALQ,” and corn prices in U.S. dollars decreased by 4.6%, according to the Chicago Board of Trade, or the “CBOT”. Given the uncertainty around the extent and timing of the COVID-19 pandemic we cannot predict or assess the final impact of the pandemic.
Moreover, there is a strong relationship between the value of our land holdings and market prices of the commodities we produce, which are affected by global economic conditions. A decline in the prices of grains, sugar, ethanol, or related by-

products below their current levels for a sustained period of time could significantly reduce the value of our land holdings and materially and adversely affect our financial condition and results of operations.
Ethanol prices are correlated to the price of sugar and are also closely correlated to the price of petroleum, so that a decline in the price of sugar or a decline in the price of petroleum will adversely affect our sugar and ethanol businesses.
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
Moreover, because flex-fuel vehicles allow consumers to choose between gasoline and ethanol at the pump rather than at the showroom, ethanol prices are correlated to gasoline prices as well and, consequently, international oil prices. In Brazil, petroleum and petroleum derivatives have historically been subject to price controls. Currently there is no legislation or regulation in force giving the Brazilian government the power to set prices for petroleum, petroleum products, ethanol or vehicular natural gas. However, given that Petróleo Brasileiro S.A. – Petrobras, the only supplier of oil-based fuels in Brazil, is a government-controlled company, prices of petroleum and petroleum products are subject to government influence, resulting in potential inconsistencies between international prices and internal oil derivative prices that affect our business and our financial results, which are not linked to international prices.
We believe that the correlation between petroleum, ethanol and sugar prices will increase over time. Accordingly, a decline in sugar prices will have an adverse effect on the financial performance of our ethanol and sugar businesses, and a decline in petroleum prices could make ethanol less competitive and reduce demand, despite increased sales of flex-fuel vehicles, affecting our results and financial condition, including cash flows. Finally, a decrease in gasoline prices could make ethanol less competitive and result in a reduction in demand even if demand for flex-fuel vehicles were to increase, which could adversely affect our financial condition and results of operations.
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
Finally, we are unable to predict the effect that changes in Argentine or Brazilian legislation regarding foreign ownership of rural properties could have in our business. See “—Risks Related to the Countries in Which We Operate—Laws on the foreign ownership of rural properties may adversely affect our results of operations and future investments in rural properties.”
A significant increase in the price of raw materials we use in our operations, or the shortage of such raw materials, could adversely affect our results of operations.
Our production process requires various raw materials, in particular fertilizer, pesticides and seeds, which we acquire from local and international suppliers. We do not have long-term supply contracts for most of these raw materials. A significant increase in the cost of these raw materials, especially fertilizer and agrochemicals, a shortage of raw materials or the unavailability of these raw materials entirely could reduce our profit margin, reduce our production and/or interrupt the production of some of our products, in all cases adversely affecting the results of our operations and our financial condition.
For example, we rely on fertilizers and agrochemicals, many of which are petrochemical based. In our Farming business, fertilizers and agrochemicals represented approximately 17.1% of our total cost of production (including manufacturing and administrative expenses) for the 2021/2022 harvest year. In our Sugar, Ethanol and Energy business, fertilizers and agrochemicals represented 17.1% of our cost of production (including manufacturing and administrative expenses) for the 2020/2021 harvest and 20.9% for the 2021/2022 harvest. Worldwide production of agricultural products has increased significantly in recent years in response to increased demand for agrochemicals and fertilizers. However, shortages in its supply remain, which has been aggravated by the ongoing war between Russia and Ukraine. See “—We may be adversely affected by the ongoing armed conflict between Russia and Ukraine”.
We cannot guarantee that our suppliers will not engage in improper practices, including inappropriate labor or manufacturing practices.
We cannot guarantee that our suppliers’ business operations comply with all applicable laws and regulations relating to working conditions, sustainability, production chain assurance and appropriate safety conditions, or that they will not carry out improper practices relating to such matters to reduce the cost of the products they sell to us. In the event that our suppliers engage in such improper business practices, our customers’ perception of our business may be adversely affected, which may adversely affect our business, results of operations and our reputation.
Moreover, considering Brazilian law and judicial precedent, we may be involved in litigation concerning our suppliers’ inappropriate labor practices, as labor authorities may argue that we failed to adequately supervise our supply chain. This risk is particularly relevant if these suppliers are involved in sensitive labor issues, such as child labor and direct or indirect use of forced labor or modern slavery. Any such litigation could impact our customers’ perception of our business, and adverse decisions may compel us to disburse material amounts in connection therewith, which may adversely affect our business, results of operations and our reputation
Increased energy prices and frequent interruptions of energy supply could adversely affect our business.
We require substantial amounts of fuel oil and other resources for our harvest activities and transport of our agricultural products. During both the 2019/20 and 2020/2021 harvest years, fuel represented 3.2% of the cost of production (including manufacturing and administrative expenses) of our Farming business. In our Sugar, Ethanol and Energy business, fuel represented 10.5%, 9.3%; and 10.2% of our cost of production (including manufacturing and administrative expenses) in harvest years 2021, 2020 and 2019, respectively.
We rely upon third parties for our supply of energy resources used in our operations. The prices for and availability of energy resources may be subject to change or curtailment, respectively, due to, among other things, new laws or regulations, imposition of new taxes or tariffs, interruptions in production by suppliers, imposition of restrictions on energy supply by government, worldwide price levels and market conditions. In addition, our contracts for the purchase and sale of energy in the free market may contain flexibilities according to which counterparties may also reduce the amounts of contracted energy, within certain limits. Any of these events could affect our revenues if we are unable to sell the reduced volumes at the same price or due to the excess energy that we fail to sell. In addition, in the event of an energy shortage, the government may impose rationing obligations that could affect the volumes established in our contracts, consequently affecting our revenues.

Moreover, over the last few years, the Argentine government has taken certain measures in order to reduce the use of energy during peak months of the year by frequently cutting energy supply to industrial facilities and large consumers to ensure adequate supply for residential buildings. For example, certain of our industrial facilities have been subject to a quota system whereby electricity cuts occur on a work shift basis, resulting in our facilities being shut down during certain work shifts. Brazil has also been subject to electricity rationing measures as a result of droughts in recent years. We cannot assure you that we will be able to procure the required energy inputs at acceptable prices. If energy supply is cut for an extended period of time and we are unable to find replacement sources at comparable prices, or at all, our business and results of operations could be adversely affected.
We depend on stable international trade and economic and other conditions in key export markets for our products.
Our operating results depend largely on economic conditions and regulatory policies for our products in major export markets. The ability of our products to compete effectively in these export markets may be adversely affected by a number of factors that are beyond our control, including the deterioration of macroeconomic conditions, volatility of exchange rates, the imposition of greater tariffs or protectionist policies or other trade barriers or other factors in those markets, such as regulations relating to chemical content of products and safety requirements. The EU, for example, limits the import of genetically modified organisms, or “GMOs.” See “—Some of the agricultural commodities and food products that we produce contain genetically modified organisms.”
Due to the growing participation in the worldwide agricultural commodities markets by commodities produced in South America, South American producers, including us, are increasingly affected by the measures taken by importing countries in order to protect their local producers. Measures such as the limitation on imports adopted in a particular country or region may affect the sector’s export volume significantly and, consequently, our operating results. Additionally, due to the ongoing COVID-19 pandemic, governments and other authorities have established certain restrictions on the freedom of movement and business operations, including travel bans, supply chain disruptions and border closures. Other measures such as the restriction on imports or business closures of ports, airports or any locations of entry, or border closings may have a material adverse impact on our operations and financial results.
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
In addition, our Sugar, Ethanol and Energy business is subject to seasonal trends based on the sugarcane growing cycle in the center-south region of Brazil. The annual sugarcane harvesting period in the center-south region of Brazil begins in March/April and ends in November/December. This creates price fluctuations which result in fluctuations in our sugar and ethanol inventories, usually peaking in December to take advantage of higher prices during the traditional off-season (i.e., January through April), and a degree of seasonality in our gross profit. Seasonality could have a material adverse effect on our business and financial performance. In addition, our quarterly results may vary as a result of the effects of fluctuations in commodities prices, production yields and costs. Therefore, our results of operations have varied significantly from period to period and are likely to continue to vary, due to seasonal factors.

We face significant competition across our business segments, which could adversely affect our financial performance.
In our Farming business, we face significant competition from other producers in the domestic markets and from foreign producers in our export markets. The market for commodities is highly fragmented. Small producers can also be important competitors, some of which operate in the informal economy and are able to offer lower prices by meeting lower quality standards. Competition from other producers is a barrier to expanding our sales in the domestic and foreign markets. With respect to exports, we compete with other large, vertically integrated producers that have the ability to produce quality products at low cost, as well as with foreign producers.
The Brazilian markets, in particular, are highly price-competitive and sensitive to product substitution. Customers may seek to diversify their sources of supply by purchasing a portion of the products they need from producers in other countries, as some of our customers in key export markets have begun to do. We expect that we will continue to face strong competition in all of our markets and anticipate that existing or new competitors may broaden their product lines and extend their geographic scope. Any failure by us to respond to product, pricing and other moves by competitors may negatively affect our results of operations and financial condition.
In our Sugar, Ethanol and Energy segment, ethanol competes in the biofuel market with other, established fuels such as biodiesel, as well as fuels that are still in the development phase, including methanol and butanol from biomass. Alternative fuels could become more successful than ethanol in the biofuels market over the medium or long term due to, for example, lower production costs, greater environmental benefits or other more favorable product characteristics. In addition, alternative fuels may also benefit from tax incentives or other more favorable governmental policies than those that apply to ethanol. Furthermore, our success depends on early identification of new developments relating to products and production methods and continuous improvement of existing expertise in order to ensure that our product range keeps pace with technological change. Competitors may gain an advantage over us by, for example, developing or using new products and production methods, introducing new products to the market sooner than we do, or securing exclusive rights to new technologies, thereby significantly harming our competitive position.
Our current insurance coverage may not be sufficient to cover our potential losses.
Our production is, in general, subject to different risks and hazards, including adverse weather conditions, fires, diseases and pest infestations, other natural phenomena, industrial accidents, labor disputes, changes in the applicable legal and regulatory framework applicable to us, environmental contingencies and other natural or artificial phenomena. Our insurance currently covers only part of the losses we may incur and does not cover losses on crops due to hail storms, fires or similar risks. Furthermore, certain types of risks may not be covered by the policies we have for our industrial facilities. Additionally, we cannot guarantee that the indemnification paid by the insurer due to the occurrence of a casualty covered by our policies will be sufficient to entirely compensate us for our loss or damages suffered. Moreover, we may not be able to maintain or obtain insurance of the type and amount desired at reasonable costs.
If we were to incur significant liability for which we were not fully insured, such liability could have a materially adverse effect on our business, financial condition and results of operations. We may further incur additional expenses to mitigate the loss, such as shifting production to another facility. These costs may not be fully covered by our insurance.
Governmental policies reducing the amount of ethanol required to be added to gasoline, or eliminating tax incentives for flex-fuel vehicles, may adversely affect our business.
Governmental authorities of several countries, including Brazil and the United States, currently require the use of a certain percentage of anhydrous ethanol in gasoline. Since 1997, the Brazilian Sugar and Alcohol Inter-ministerial Council (Conselho Interministerial do Açúcar e Álcool), or “CIMA,” has fixed the percentage of anhydrous ethanol that must be used as an additive to gasoline. According to CIMA Resolution No. 1, dated March 4, 2015, the current percentage of anhydrous alcohol for regular gasoline is 27%, and for additive/premium gasoline, is 25%. According to data from the National Agency of Petroleum, Natural Gas and Biofuels (Agência Nacional do Petróleo, Gás Natural e Biocombustível), or the “ANP,” approximately one-half of all fuel ethanol in Brazil is used to fuel automobiles that run on a blend of anhydrous ethanol and gasoline; the remainder is used in either flex-fuel vehicles or vehicles powered by hydrous ethanol alone.

Other countries have similar governmental policies requiring various blends of anhydrous ethanol and gasoline. The United States currently requires the addition of 10% of ethanol into gasoline. The European Union is targeting 14% of energy used in the transportation sector to derive from renewable energy sources by 2030. Other countries such as Colombia and Canada have a 10% and 5% biofuel-blending mandate, respectively, while Argentina currently has a 12% ethanol blending. In March 2021, the British government announced that that by September 2021 it would require an increase from 5% to 10% in biofuel additives to petroleum products. Moreover, India has established a target of achieving 20% ethanol blending with petroleum by 2025. Any reductions in the percentage of ethanol to be added to gasoline or changes in Brazilian government policies related to the taxation and use of ethanol, as well as growth in the demand for natural gas and other fuels as an alternative to ethanol, such as natural gas, may cause us significant adverse effects.
In addition, flex-fuel and ethanol-powered vehicles in Brazil are entitled to a tax benefit in the form of a lower tax rate on manufactured products (imposto sobre produtos industrializados) and, therefore, are currently taxed at lower levels than gasoline-only vehicles. This incentive contributed to the increase in production and sale of flex-fuel vehicles, and many of these policies and incentives aim to mitigate the effects of climate change. If climate change policies were to change, the legal framework and incentive structure promoting the use of ethanol may also change, leading to a reduction in the demand for ethanol.
Growth in the sale and distribution of ethanol depends in part on infrastructure improvements, which may not occur on a timely basis, if at all.
In contrast to the well-established logistical operations and infrastructure supporting sugar exports, ethanol exports inherently demand much more complex preparation and means of distribution, including outlets from our facilities to ports and shipping to other countries. Substantial infrastructure development by persons and entities outside our control is required for our operations, and the ethanol industry generally, to grow. Areas requiring expansion include, but are not limited to, additional railroad capacity, additional storage facilities for ethanol, increases in truck fleets capable of transporting ethanol within localized markets, expansion of refining and blending facilities to handle ethanol, growth in service stations equipped to handle ethanol fuels, and growth in the fleet of flex-fuel vehicles. Specifically, with respect to ethanol exports, improvements in consumer markets abroad are needed in the number and capacity of ethanol blending industrial plants, the distribution channels of gasoline-ethanol blends and the chains of distribution stations capable of handling fuel ethanol as an additive to gasoline.
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
Ownership of a significant portion of the land we operate is a key part of our business model. However, agricultural real estate is generally an illiquid asset. Moreover, the adoption of laws and regulations that impose limitations on ownership of rural land by foreigners in the jurisdictions in which we operate may also limit the liquidity of our farmland holdings. See “—Risks Related to the Countries in Which We Operate—Laws on the foreign ownership of rural properties may adversely affect our results of operations and future investments in rural properties.” As a result, it is unlikely that we will be able to promptly adjust our agricultural real estate portfolio in response to changes in economic, business or regulatory conditions. A lack of liquidity in local market conditions may adversely affect our ability to complete dispositions, to receive proceeds generated from any such sales, or to repatriate any such proceeds.

We have entered into agriculture partnership agreements in respect of a significant portion of our sugarcane plantations.
As of December 31, 2021, approximately 94.74% of our sugarcane plantations were leased through agriculture partnership agreements, for periods of an average of six to twelve years. We cannot guarantee that these agriculture partnerships will be renewed after their respective terms end, or whether such renewals will be on terms and conditions satisfactory to us. Any failure to renew the agriculture partnerships or obtain land suitable for sugarcane planting in sufficient quantity and at reasonable prices to develop our activities could adversely affect our results of operations, increase our costs or force us to seek alternative properties, which may not be available or be available only at higher prices.

Our performance depends on favorable working relationships with our employees and compliance with labor laws. Any strain on these relationships or increased labor costs could adversely affect our business.
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
If we do not observe legal and conventional binding provisions, we may be susceptible to labor disputes filed by employees, class actions filed by labor prosecutors, and inspections by labor protection agencies, resulting in the payment of legal and/or administrative sanctions.
Moreover, throughout 2021, the Brazilian government instituted the Emergency Employment and Income Preservation Benefit to mitigate the impact on companies and workers resulting from the economic slowdown. These measures included work-from-home policies, regardless of individual agreements, the suspension of labor contracts; the proportional reduction of hours and wages, the flexibilization of rights, and suppression of benefits through an individual agreement without the participation of the union. Consequently, there was an increase in labor claims questioning COVID-19- matters, the vaccination of employees, and the legality of these measures. An increase in labor claims against us may increase our costs and adversely affect our results of operations.
In addition, the Argentine government has enacted laws, regulations and decrees requiring companies in the private sector to increase wages and provide specified benefits to employees and may do so again in the future. Under Law No. 27,541, or the “Social Solidarity Law,” the Argentine government is empowered to, in its sole discretion, require mandatory salary increases for employees of the private sector. Such an increase occurred in January 2020, whereby the government required the payment of a one-time bonus of AR$4,000 to all workers in the private sector, payable in two installments in January 2020 and February 2020. This bonus and similar salary increases and additional payments could also have an effect on inflation. Furthermore, since June 2017, the minimum salary was raised from AR$10,000 to AR$38,940 (in nominal terms without adjustment for inflation). However, due to the high inflation, employers in both the public and private sectors have historically experienced, and currently are experiencing, significant pressure from organized labor and their employees to provide further increases in salaries. Since 2015, the Argentine Statistics and Census Agency (Instituto Nacional de Estadísticas y Censos), or “INDEC”, has published the Salary Variation Index (Coeficiente de Variación Salarial), an index that shows the evolution of salaries and which shows an increase in registered private sector salaries of approximately 67.0% in 2019, 34.4% in 2020, and 56.5% in 2021. These increases were mainly in line with the inflation prevailing in Argentina. Similarly, on December 13, 2019, severance applicable in case without-cause termination was duplicated and capped at AR$500,000 and dismissals during the COVID-19 pandemic were prohibited. These latter measures are currently being reversed by Decree No. 886/2021, which orders the progressive reduction of the duplication of severance payments until its elimination on July 1, 2022 and does not make any reference to the extension of the prohibition of dismissals.
Further, the Argentine Teleworking Law, and its related regulation, entered into force in April 2021 and governs labor contracts in which employees work in part or in full outside the employer's premises on a regular basis, except for those who work in clients' offices. The law regulates several aspects applicable to this modality, such as the right to digital disconnection, the right to a working schedule that is compatible with care tasks, reversibility, compensation of expenses, provision of work tools, and transnational services, among others. The measure’s greatest impacts include the need to provide employees with working tools and to compensate for greater expenses arising from remote work. While many companies have already defined and applied measures to implement this law, many others are still in the planning stage, while some companies have chosen to implement a mixed on-site and remote work schedule (in which case the Teleworking Law applies proportionally).

We may not possess all permits and licenses required to operate our business, or we may fail to renew or maintain the licenses and permits we currently hold which could subject us to fines and other penalties.
We are required to hold a variety of permits and licenses to conduct our farming and industrial operations, including but not limited to permits and licenses concerning land development, agricultural and harvesting activities, seed production, labor standards, occupational health and safety, land use, water use and other matters. We may not possess all of the permits and licenses required for each of our business segments. In addition, the approvals, permits or licenses or renewals thereof required by governmental agencies may change without substantial advance notice, and we could fail to obtain the approvals, permits or licenses required to expand our business. If we fail to obtain or to maintain such permits or licenses, or if renewals are granted with onerous conditions, we could be subject to fines and other penalties and be limited in the number or the quality of the products that we could offer. As a result, our business, results of operations and financial condition could be adversely affected.

Our business is subject to significant governmental regulation, which may adversely affect our results of operations and financial condition.
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
In addition, pursuant to Brazilian environmental legislation, corporate entities can be disregarded (such that the owners of the company will be liable for their debts) if necessary to guarantee the payment of costs related to the recovery of environmental damages whenever the legal entity is deemed by a court to be an obstacle to reimbursement of damages caused to the quality of the environment. Moreover, the relevant public authority may prevent us from using the property as long as environmental damages persist, which can directly affect the rent revenue stream of the agriculture partnership agreements. Because of the possibility of unanticipated regulatory measures or other developments, particularly as environmental laws become more stringent, the amount and timing of future expenditures required to maintain compliance could increase from current levels and could adversely affect the availability of funds for capital expenditures and other purposes. Compliance with existing or new environmental laws and regulations, as well as obligations in agreements with public entities, could result in increased costs and expenses.
Environmental laws and their enforcement are becoming more stringent in Argentina and Brazil, increasing the risk of and penalties associated with violations, which could impair or suspend our operations or projects and expose us to potentially adverse environmental legislation and regulation. Failure to comply with past, present or future laws could result in the imposition of fines, third-party claims, and investigation by environmental and police authorities and the relevant public attorney office. For example, the perceived effects of climate change may result in additional legal and regulatory requirements to reduce or mitigate the effects of our industrial facilities’ emissions. Such requirements, if enacted, could increase our capital expenditures and expenses for environmental compliance in the future, which may have a material and adverse effect on our business, results of operations and financial condition. Moreover, the denial of any permit that we have requested, or the revocation of any of the permits that we have already obtained, may have an adverse effect on our results of operations.
Climate change may impose increased costs on our operations.
Climate change poses challenges and opportunities for our business. More stringent environmental regulations can result in the imposition of costs associated with greenhouse gas emissions, through requirements either by environmental agencies or through other measures of a regulatory nature, such as carbon taxation and the creation of market limitations on greenhouse gas emissions, which have the potential to increase our operating costs and reduce our production.
The risks associated with climate change can also include difficulties in accessing capital due to reputational problems with investors, changes in consumer profiles, reduced consumption of fossil fuels and energy transitions in the global economy toward a more low-carbon matrix, with the inclusion of substitute products for fossil fuels and the increased use of electricity for urban mobility. These factors may have a negative impact on the demand for our products and services and may burden or even render the implementation and operation of our projects unfeasible, thereby adversely impacting our results and financial condition and limiting some of our opportunities for growth.
Furthermore, the potential physical impacts of climate change are uncertain and may vary by region, which includes changes in rainfall patterns, water shortages, changing sea levels and changing temperature levels that could adversely impact our business operations, the location, costs and competitiveness of global agricultural production and related storage and processing facilities. Yields may also be affected by plagues, diseases or weed infections and related operational problems. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Trends and Factors Affecting Our Results of Operations—Effects of Yield Fluctuations.”

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
We may face restrictions and penalties under consumer protection laws.
Brazil has a series of strict consumer protection statutes, collectively known as the Consumer Protection Code (Código de Defesa do Consumidor), which are intended to safeguard consumer interests and that apply to all companies in Brazil that supply products or services to Brazilian consumers. The Consumer Protection Code may apply to business customers if they are considered the “end user” of the products provided. Regardless, courts may understand that the rules of the Consumer Protection Code should exceptionally apply to instances where the company acquiring the products as input to its supply chain are considered to be technically, legally and/or financially vulnerable towards us. In addition, the Consumer Protection Code provides for a series of contractual clauses that are held null and void by operation of law, whenever they reduce or limit its liability towards consumers; entail a waiver or disposal of rights; transfer liability to third parties; establish obligations considered inequitable or abusive that place the consumer at an unreasonable disadvantage; or that are incompatible with good faith or equitable practices, among others.
In Brazil, penalties are often levied by the Brazilian Consumer Protection Agencies (Fundação de Proteção e Defesa do Consumidor), or “PROCONs” and prosecutors, which oversee consumer issues on a district-by-district basis. Companies that operate across Brazil may face penalties from multiple PROCONs, as well as the National Secretariat for Consumers (Secretaria Nacional do Consumidor). Companies may settle claims made by consumers via PROCONs and the courts by paying compensation for violations directly to consumers and through a mechanism that allows them to adjust their conduct, called a conduct adjustment agreement (Termo de Ajustamento de Conduta), or “TAC.” Brazilian Public Prosecutor Offices may also commence investigations related to consumer rights violations and this TAC mechanism is also available for them. Companies that violate TACs face potential automatic fines. Brazilian prosecutors may also file class actions against companies in violation of consumer rights, seeking strict observation to the consumer protection law provisions and compensation for the damages consumers may have suffered.
For instance, we may be subject to product liability claims, product recalls and restrictions on exports for contaminated products. The sale of food products for human consumption involves the risk of injury to consumers. These injuries may result from tampering by third parties, bioterrorism, product contamination or spoilage, including the presence of bacteria, pathogens, foreign objects, substances, chemicals, other agents, or residues introduced during the growing, storage, handling or transportation phases. We cannot be sure that consumption of our products will not cause a health-related illness in the future or that we will not be subject to claims or lawsuits relating to such matters. The negative publicity surrounding any assertion that our products caused illness or injury could adversely affect our reputation with existing and potential customers and our corporate and brand image, and we could also incur significant legal expenses and criminal charges. Moreover, claims or liabilities of this nature might not be covered by any rights of indemnity or contribution that we may have against others, which could have a material adverse effect on our business, results of operations or financial condition.
IFRS accounting standards related to biological assets require us to make numerous estimates in the preparation of our financial statements and therefore limit the comparability of our financial statements to similar issuers using U.S. GAAP.
IAS 41 “Biological Assets” requires that we measure our biological assets and agriculture produce at the point of harvest at fair value less costs to sell. Therefore, we are required to make assumptions and estimates relating to, among other things, future agricultural commodity yields, prices, and production costs extrapolated through a discounted cash flow method. For example, the value of our biological assets generated initial recognition and changes in fair value of biological assets amounting to a $227.7 million gain in 2021; $122.7 million gain in 2020 and a $68.6 million gain in 2019. The assumptions and estimates used to determine the fair value of biological assets, and any changes to such prior estimates, directly affect our reported results of operations. If actual market conditions differ from our estimates and assumptions, there could be material adjustments to our results of operations. In addition, the use of such discounted cash flow method utilizing these future estimated metrics differs from generally accepted accounting principles in the United States (“U.S. GAAP”). As a result, our financial statements and reported earnings are not directly comparable to those of similar companies in the United States.

Our indebtedness could impair our financial condition and impair our ability to receive or pay out dividends.
As of December 31, 2021, we had $618 million of net debt outstanding on a consolidated basis, including our $500 million Senior Notes due 2027.Certain of our subsidiaries in Argentina and Brazil have a substantial amount of debt, which requires significant principal and interest payments. Such indebtedness could affect our subsidiaries’ future operations, for example, by requiring a substantial portion of their cash flows from operations to be dedicated to the payment of principal and interest on indebtedness instead of funding working capital and capital improvements and other investments. The amount of debt incurred by us and our subsidiaries also imposes significant debt obligations, increasing our cost of borrowing to satisfy business needs and limiting our ability to obtain additional financing.
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
The terms of our Senior Notes due 2027 and the debt instruments of some of our subsidiaries contain customary covenants including limitations on our ability to, among other things, incur or guarantee additional indebtedness; make restricted payments, including dividends and prepaying indebtedness; create or permit liens; enter into business combinations and asset sale transactions; make investments, including capital expenditures; and enter into new businesses. Some of these debt instruments are also secured by various collateral including mortgages on farms, pledges of subsidiary stock and liens on certain facilities, equipment and accounts. Some of these debt instruments also contain cross-default provisions, where a default on one loan by one subsidiary could result in lenders of otherwise performing loans declaring a default. These restrictions could limit our ability to obtain future financing, withstand a future downturn in business or the economy in general, conduct operations or otherwise take advantage of business opportunities that may arise. Moreover, by reducing the level of dividends we may receive, the terms of our subsidiaries’ indebtedness place limits on our ability to make acquisitions or needed capital expenditures or to pay dividends to our shareholders.
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
As of December 31, 2021, approximately US$626.8 million of our total debt on a consolidated basis was subject to fixed interest rates, and US$190.8 million was subject to variable interest rates. As of December 31, 2021, borrowings incurred by our subsidiaries in Brazil were repayable at various dates between January 2022 and November 2027 and bear either fixed interest rates ranging from 1.65% to 7.95% per annum or variable or variable rates based on Brazilian Long-Term Interest Rate (Taxa de Juros de Longo Prazo), the Brazilian Broad Consumer Prices Index (Índice de Preços ao Consumidor Amplo), and the Brazilian interbank rate (taxa do certificado de depósito bancário), or the “CDI rate” plus spreads ranging from 1.62% to 4.24% per annum. Borrowings incurred by our subsidiaries in Argentina repayable at various dates between January 2022 and June 2028 and bear either fixed interest rates ranging from 0.0% to 6.2% per annum. Significant interest rate increases can have an adverse effect on our profitability, liquidity and financial position. If interest rates increase, whether because of an increase in market interest rates or an increase in our own cost of borrowing, our debt service obligations for our variable rate indebtedness would increase, and our net income could be adversely affected. We may be unable to adequately adjust our prices to offset any increased financing costs, which would have an adverse effect on our results of operations.
Moreover, interest rate, equity, foreign exchange rate and other types of indices which are deemed to be “benchmarks” are the subject of increased regulatory scrutiny. On July 27, 2017, the United Kingdom Financial Conduct Authority, which regulates LIBOR, announced that it intends to stop compelling banks to submit rates for the calculation of LIBOR after 2021.

Further, on November 30, 2020, the ICE Benchmark Administration, or the “IBA”, announced that it planned to consult on its intention to cease the publication of one-week and two-month LIBOR on December 31, 2021, and the overnight, one-month, three-month, six-month and 12-month LIBOR tenors on June 30, 2023. That same day, the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, and the Office of the Comptroller of the Currency jointly responded to the IBA’s announcement by encouraging banks to stop writing contracts referencing LIBOR as soon as possible (and in any event by the end of 2021, subject to certain limited exceptions), stating that entering into new contracts that use LIBOR as a reference rate after December 31, 2021, and failing to prepare for disruptions to LIBOR (including operating without robust fallback language that includes a clearly defined alternative reference rate), could cause significant issues if not addressed. These announcements indicate that the continuation of LIBOR on the current basis cannot and will likely not be guaranteed after June 2023 and may be subject to significant disruption after December 2021.
It is not possible to predict the effect of these changes, other reforms or the establishment of alternative reference rates in the United Kingdom, the United States or elsewhere. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk”. The transition process may involve, among other things, increased volatility or illiquidity in markets for instruments that currently rely on LIBOR. The transition may also result in reductions in the value of certain instruments or the effectiveness of related transactions such as hedges, increased borrowing costs, uncertainty under applicable documentation, or difficult and costly consent processes. Any such effects of the transition away from LIBOR, as well as other unforeseen effects, may result in losses or increases in financing costs with respect to our indebtedness, expenses, difficulties, complications, or delays in connection with future financing efforts, all of which could have a material adverse impact on our business, financial condition and results of operations.
In addition, changes in the fair value of the derivative instruments can result in a non-cash charge or gain being recognized in our financial results for a period preceding the period or periods in which settlement occurs under the derivative instruments and interest payments are made. Changes or shifts in interest rates can significantly impact the valuation of our derivatives and therefore could expose us to substantial mark-to-market losses or gains if interest rates fluctuate materially from the time when the derivatives were entered into. Accordingly, fluctuations in interest rates may impact our financial position, results of operations, and cash flows. See Note 2 to our Consolidated Financial Statements.

We may need additional capital and we may not be able to obtain it.
We believe that our existing cash and cash equivalents, cash flows from operations and ability to raise financing are and will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain other sources of financing. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness could result in increased debt service obligations and could require us to agree to operating and financing covenants that would restrict our operations.
Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:
•conditions of the U.S. capital markets and other capital markets in which we may seek to raise funds;
•our future results of operations and financial condition;
•government regulation of foreign investment in the United States, Europe, and Latin America; and
•global economic, political, and other conditions in jurisdictions in which we do business.
Moreover, certain of our subsidiaries rely substantially on existing uncommitted credit lines to support their operations and business needs through the agricultural harvest cycle. If we are unable to renew these credit lines, or if we cannot replace such credit lines with other borrowing facilities, our financial condition and results of operations may be adversely affected.
There is a risk that we could be treated as a U.S. domestic corporation for U.S. federal income tax purposes, which could materially increase our U.S. federal income tax liability and subject any dividends we pay to U.S. federal withholding tax.
Immediately prior to our IPO, we acquired approximately 98% of IFH, a holding company, which was a partnership for U.S. federal income tax purposes organized under the laws of Delaware in exchange for our common shares. Under U.S. Internal Revenue Code section 7874(b), we would be treated as a U.S. domestic corporation if we were deemed to have acquired substantially all of the assets constituting the trade or business of a U.S. domestic partnership and former members of

IFH were deemed to own at least 80% of our common shares by reason of the transfer of those trade or business assets (ignoring common shares issued in our IPO for purposes of the 80% threshold). The rules mentioned above are unclear in certain respects and there is limited guidance on the application of the rules to partnership acquisitions. Accordingly, we cannot assure you that the U.S. Internal Revenue Service or the “IRS” will not seek to assert that we are a U.S. domestic corporation, which assertion if successful could materially increase our U.S. federal income tax liability and require us to withhold tax from any dividends we pay to holders of our common shares who are not United States persons within the meaning of U.S. Internal Revenue Code section 7701(a) (30). See “Item 10. Additional Information—E. Taxation”.
We may be classified by the IRS as a “passive foreign investment company,” which may result in adverse tax consequences for U.S. investors.
Whether we will be a passive foreign investment company, or a “PFIC,” for the current or future tax year will depend on our assets and income over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this annual report. Under circumstances where our cash is not deployed for active purposes, our risk of becoming a PFIC may increase. Although the determination of whether a corporation is a PFIC is made annually, and thus may be subject to change, we do not believe that we were a PFIC for U.S. federal income tax purposes for our most recently completed taxable year. However, there can be no assurance that we will not be a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. investor held common shares, certain adverse tax consequences could apply to such U.S. investor. A U.S. taxpayer who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC may mitigate such negative tax consequences by making certain U.S. federal income tax elections, which are subject to numerous restrictions and limitations. Holders of the Company’s common shares are urged to consult their own tax advisors regarding the acquisition, ownership, and disposition of the Company’s common shares. See “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders—Passive Foreign Investment Company (“PFIC”) Rules.”

We are subject to anticorruption, anti-bribery, anti-money laundering and other international trade laws and regulations.
We are subject to anticorruption, anti-bribery, anti-money laundering and other international trade laws and regulations. We are required to comply with the laws and regulations of Brazil and other jurisdictions where we conduct operations. In particular, we are subject to Law No 12,846/2013, to the U.S. Foreign Corrupt Practices Act of 1977, or the “FCPA,” to the United Kingdom Bribery Act of 2010, as well as economic sanction programs, including those administered by the United Nations, the European Union and the United States, including the U.S. Treasury Department’s Office of Foreign Assets Control.
Law No. 12,846/2013, or the “Brazilian Anticorruption Law,” imposes strict liability on companies, in the civil and administrative spheres, for acts contrary to the Brazilian federal public administration practiced by their directors, administrators, collaborators or third parties acting on their behalf or benefit. Among the sanctions applied are fines, loss of assets, rights and values illicitly obtained, suspension or partial interdiction of activities, prohibition on contracting with the government or receiving benefits or tax or credit incentives and confiscation of assets, which sanctions, if applied, could adversely affect our results. In Brazil, other laws that provide for violations related to corruption and unlawful acts against the Public Administration are also applicable to us, such as Law No. 8,492/1992 (as amended by Law No. 14,230, dated October 25, 2021), or the “Administrative Misconduct Law,” which also provides for penalties that include the prohibition to enter into contracts with the government for a period of up to 14 years. Our governance structure, internal control mechanisms, risk management and compliance may not be sufficient or capable of preventing or detecting (i) violations of the Anticorruption Law, the Administrative Misconduct Law or other rules related to combating corruption and fraud, (ii) occurrences of fraudulent or dishonest behavior on the part of our managers, employees, subsidiaries, controllers, affiliates or any contracted individuals and legal entities and other agents acting on our behalf or for our benefit or on behalf and for the benefit of such parties or (iii) other occurrences of behavior not in line with ethical principles, which may adversely affect our reputation, as well as our business, financial condition and results of operations, or the price of the securities issued by us.
Law No. 27,401/2017, or the “Argentinian Corporate Criminal Liability Law,” makes legal entities criminally liable for local or international bribery and influence peddling, negotiations that are incompatible with public office, illegal payments made to public officials under the appearance of taxes or fees owed to the relevant government agency, illegal enrichment of public officers and employees, and producing aggravated false balance sheets and reports to cover up local or international bribery or influence peddling. Legal entities shall be liable when these crimes are committed, directly or indirectly, with their intervention or on their behalf, interest or Benefit and are only exempted from liability if the individual who committed the crime acted exclusively in his/her own benefit and without benefit for the entity. Legal entities may be convicted even if it is not possible to identify or convict the individual involved in the crime, provided that the circumstances of the case allow for establishing that the crime could not have been committed without tolerance of the authorities of the legal entity. Although previous drafts of the bill included sections making controlling entities liable for economic penalties imposed on their subsidiaries under this law, such articles were removed from the law as approved by Congress. Among the sanctions applied are fines, loss of assets, rights and values illicitly obtained, suspension or partial interdiction of activities, prohibition on contracting with the government or receiving benefits or tax or credit incentives and confiscation of assets, which sanctions, if applied, could adversely affect our results.
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
Violations of anti-bribery and anticorruption laws and sanctions regulations could have a material adverse effect on our business, reputation, results of operations and financial condition. In addition, we may be subject to one or more enforcement actions, investigations and proceedings by authorities for alleged infringements of these laws. These proceedings may result in penalties, fines, sanctions or other forms of liability and could have a material adverse effect on our reputation, business, financial condition and results of operations. We cannot predict whether future investigations, developments from current investigations or allegations involving us or involving any of our affiliates, officers, employees, shareholders or members of our Board of Directors or any third parties related to us in any way will arise. In the event of investigations, allegations or developments, our reputation, business, financial condition, results of operations, as well as the price of the securities issued by us, may be adversely affected.

We may be adversely affected by the ongoing armed conflict between Russia and Ukraine.
The ongoing war between Russia and Ukraine has disrupted supply chains and international trade generally. Following Russia’s invasion of Ukraine beginning on February 24, 2022, the United States, the United Kingdom, the E.U. and other countries announced broad economic sanctions against Russia, including financial measures such as freezing Russia’s central bank assets and limiting its ability to access its U.S. dollar reserves. The United States, the E.U. and the United Kingdom have also banned people and businesses from dealings with the Russian central bank, its finance ministry and its wealth fund. Selected Russian banks will also be removed from Swift messaging system, which enables the smooth transfer of money across borders. Other sanctions by the United Kingdom include major Russian banks being excluded from the United Kingdom financial system, stopping them from accessing sterling and clearing payments, major Russian companies and the state being stopped from raising finance or borrowing money on the United Kingdom markets, and the establishment of limits on deposits Russians can make at United Kingdom banks. The United States, the E.U. and the United Kingdom adopted personal measures, such as sanctions on individuals with close ties to Mr. Putin, and placed visa restrictions on several oligarchs, as well as their family members and close associates, and freezing of assets.
While the precise effect of the ongoing war and these sanctions on the Russian and global economies remains uncertain, they have already resulted in significant volatility in financial markets, depreciation of the Russian ruble and the Ukrainian hryvnia against the U.S. dollar and other major currencies, as well as an increase in energy and commodity prices globally. As a result, in particular, the availability and pricing of fertilizers for the 2022/2023 harvest is subject to significant uncertainty in Brazil and Argentina. From a supply point of view, Brazil and Argentina are highly dependent on fertilizer imports, and Russia and Belarus hold a significant market share in Brazilian and Argentine soil fertilizer imports (a share that is higher for potash-based products). In addition, fertilizer prices, which had already risen before the conflict, have continued to rise and have led producers to delay purchase negotiations. As a result of such supply risk and the slow pace of the market at present, we expect that there may be shortages of some types of fertilizers (mainly for potash-based products). We may also be unsuccessful in finding alternative direct imports from nonsanctioned regions or in increasing our prices to reflect increased supply costs in the future. Failure to obtain fertilizer on favorable terms, sufficient quantities or at all could have a material adverse effect on our production capacity.
Finally, geopolitical tension in petroleum-producing countries can affect the global supply and lead prices to rally. The war in Ukraine led to oil prices reaching as high as US$139 per barrel, the highest price since 2008. Although this positively impacted ethanol demand and prices, we cannot assure you that such geopolitical tension will not come to adversely affect our results of operations and financial condition.

Technological advances or alternative products may affect demand for our products and services or require substantial capital investments to remain competitive.
Technological advances may affect demand for products or require substantial capital investments to remain competitive. The development and implementation of new technologies can result in a significant reduction in the costs of the products and services we distribute. We cannot predict when new technologies may become available or the effects of these events on our business. Advances in the development of alternatives to the products and services we currently distribute can significantly reduce demand or eliminate the need for them. Any advances in technology that require significant capital investments to ensure competitiveness, or that otherwise reduce demand for our services, will have a material adverse effect on our business and financial performance. In addition, any other alternative products or technological advances that reduce demand for our services could have a material adverse effect on our results of operations and financial condition.

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

We depend on our information technology systems and any failure of these systems could adversely affect our business.
We depend on information technology systems for significant elements of our operations, including data storage and retrieval of critical business information. Our information technology systems are vulnerable to damage from a variety of sources, including network failures, malicious human acts and natural disasters. In addition, some of our servers are potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptive issues. Failures or significant disruptions to our information technology systems or those used by our third-party service providers may prevent us from conducting our general business operations. Any disruption or loss of information technology systems on which critical aspects of our operations depend could have an adverse effect on our business, results of operations and financial condition.
In addition, we store highly confidential information on our information technology systems, including information related to our products. If our servers or third-party servers on which our data is stored are attacked by a physical or electronic break-in, computer virus or any other malicious human action, our confidential information may be stolen, unlawfully disclosed or destroyed. Any security breach involving misappropriation, loss or unauthorized disclosure or use of confidential information of our suppliers, customers or others, whether by us or by third parties, could subject us to civil and criminal penalties, have a material negative impact on our brands and reputation, create relevant legal and financial exposure, result in loss of customer confidence, or decrease the use of our products and services, any of which results may have an adverse impact on our business, results of operations and reputation.
Our security measures may also be breached by human error, wrongdoing, system errors or vulnerabilities, or other irregularities. Our measures to monitor and develop information technology infrastructure and networks may not be effective in protecting us against cyberattacks and other breaches related to our information technology systems. The techniques used to gain unauthorized, improper or illegal access to our systems, data or data from our customers, to disable or degrade services, or to sabotage systems are constantly evolving, can be difficult to detect quickly and often are not recognized until they are used against a target. Unauthorized parties may attempt to gain access to our systems or facilities by various means, including, but not limited to, hacking into our systems or those of our customers, partners or suppliers, or attempting to fraudulently induce our employees, customers, partners, suppliers or other users of our systems to disclose usernames, passwords, financial information or other confidential information, which in turn may be used to access our information technology systems. Certain third-party efforts to access information technology systems can be supported by significant financial and technological resources, making them even more sophisticated and difficult to detect.

Noncompliance with data protection laws could adversely affect our business.
Personal privacy, information security, and data protection are significant issues globally. The regulatory framework governing the collection, processing, storage, use and sharing of certain information, particularly financial and other personal data, is rapidly evolving and is likely to continue to be subject to uncertainty and varying interpretations. The occurrence of unanticipated events and the development of evolving technologies often rapidly drive the adoption of legislation or regulation affecting the use, collection or other processing of data and the manner in which we conduct our business. Any failure or perceived failure by us to comply with our privacy policies or any applicable privacy, security or data protection, information security or consumer-protection related laws, regulations, orders or industry standards in one or more jurisdictions could expose us to costly litigation, significant awards, fines or judgments, civil and criminal penalties or negative publicity, and could materially and adversely affect our business, financial condition and results of operations.
In particular, on August 14, 2018, the President of Brazil enacted Law No. 13,709 the Brazilian General Data Protection Law (Lei Geral de Proteção de Dados) or the “LGPD,” which came into force on September 18, 2020, a comprehensive data protection law establishing general principles and obligations that apply across multiple economic sectors and contractual relationships. The LGPD applies to individuals or legal entities, private or government entities, who process personal data in Brazil or collect personal data in Brazil or, further, when the processing activities have the purpose of offering or supplying goods or services to data subjects located in Brazil. The LGPD establishes detailed rules for the collection, use, processing and storage of personal data (including personal data of clients, suppliers and employees), and affects all economic sectors, including the relationship between customers and suppliers of goods and services, employees and employers and other relationships in which personal data is collected, whether in a digital or physical environment. Specifically, the LGPD establishes, among other things, personal data owners’ rights, the legal basis for personal data protection, requirements for obtaining consent from data owners, obligations and requirements related to security incidents, data leaks and data transfers, as well as the creation of the National Data Protection Authority (Autoridade Nacional de Proteção de Dados), or the “ANPD,” for the purposes of monitoring, implementing and supervising compliance with the LGPD in Brazil. In the event of noncompliance with the LGPD, we may be subject to penalties, including (1) warnings, with the impositions of a deadline for the adoption of corrective measures; (2) a one-time fine of up to 2% (subject to an upper limit of R$50,000,000) of our revenue; (3) a daily fine (subject to an upper limit of R$50,000,000); (4) public disclosure of the violation; (5) the restriction of access to the personal data to which the violation relates, until corrective measures are implemented; (6) deletion of the personal data to which the violation relates; (7) partial suspension of the databases to which the violation relates for up to 12 months, until corrective measures are implemented; (8) suspension of the personal data processing activities to which the violation relates for up to 12 months; and (9) partial or full prohibition on personal data processing activities. While we have put in place systems and processes to comply with the LGPD, we cannot assure you that our LGPD compliance efforts will be deemed appropriate or sufficient by regulatory authorities or by courts, such as the Brazilian Public Prosecution Office (Ministério Público). Moreover, as the LGPD requires further regulation from the ANPD regarding several aspects of the law, which are yet unknown, and we may have difficulty adapting our systems and processes to the new legislation due to the legislation’s complexity. The changes have impacted, and could further adversely impact, our business by increasing our operational and compliance costs.
In Argentina, Law No. 25,326 on the Protection of Personal Data, or the “LPPD,” regulates issues related to the protection of data stored in files, records, databases, or other technical means of data processing, whether these are public or private, to guarantee the right to honor and privacy of people, as well as access to the information that is recorded about them. The owner of personal data has the power to exercise the right of access to them free of charge at intervals of no less than six months, unless a legitimate interest is proven for this purpose in accordance with the LPPD. The Agency for Access to Public Information, in its capacity as enforcement authority of LPPD, has the power to deal with complaints and claims filed by those who are affected by their rights due to breach of current regulations on personal data protection.
Any additional privacy laws, rules or regulations enacted or approved in Brazil, Argentina or in other jurisdictions in which we operate could cause us to incur costs to correct the breaches or failures, expose us to uninsured liability, increase our risk of regulatory scrutiny, subject us to lawsuits and result in the imposition of material penalties and fines under state and federal laws or regulations, which could seriously harm our business, financial condition or results of operations. Any failure, real or perceived, by us to comply with our privacy policies or with any regulatory requirements or orders or other local, state, federal or international privacy or consumer protection-related laws and regulations could cause customers to reduce their purchases of our agricultural products and services and could materially and adversely affect our business.

Our operations are subject to disruptions by third parties who interfere with the possession of our real estate or our means of production.
Our operations are subject to disruption by third parties, including through illegal burnings, the invasion or occupation of our real estate, and the blocking of roads and agricultural land by members of certain social movements, environmental protection movements, as well as indigenous peoples, all of which is common practice in, and affects, the industry. In certain regions, including those where we own property or lease land, available remedies, such as police protection and litigation, may be inadequate or nonexistent. In these cases, our operations, image and reputation may be affected, and we may be subject to legal and administrative litigation that may result in criminal and administrative penalties, including, but not limited to, suspension, shutdowns, and a requirement to pay fines, which may also result in the need for additional investments. In addition, we may be subject to civil liabilities for environmental damage, which includes the obligation to redress any damages caused to the environment and/or public health. The demonstration of the cause-and-effect relationship between the damage caused and action or omission is sufficient to trigger the obligation to redress environmental damage.
Moreover, social movements are active in Brazil and advocate land reform and mandatory property redistribution by the Brazilian government. Land invasions and occupations of rural areas by a large number of individuals is common practice for these movements, and, in certain areas, including those in which we have invested or are likely to invest, police protection and effective eviction proceedings are not available to land owners. As a result, we cannot assure you that our properties will not be subject to invasion or occupation by these groups. A land invasion or occupation could materially impair the normal use of our lands or have a material adverse effect on our results of operations, financial condition or the value of our common shares. In addition, our land may be subject to expropriation by the Brazilian government. Under the Brazilian Federal Constitution, the Brazilian government may expropriate land that is not in compliance with mandated local “social functions.” A “social function” is defined as including: (i) the rational and adequate use of land; (ii) the adequate use of natural resources available and preservation of the environment; (iii) compliance with labor laws; and (iv) the use of land to promote welfare of owners and employees. If the Brazilian government decides to expropriate any of our properties, our results of operations may be adversely affected, to the extent that potential compensation to be paid by the Brazilian government may be less than the profit we could make from the sale or use of such land. Disputing the Brazilian government’s expropriation of land is usually time-consuming and the outcomes of such challenges are uncertain. In addition, we may be forced to accept public debt bonds, which have limited liquidity, as compensation for expropriated land instead of cash.
In addition, along with the expropriation rights, Brazilian law also confers to the government the power to create public easements over third-party property. Public easements are commonly used where infrastructure projects require the use of multiple plots of land, in particular in rural areas (e.g. transmission lines or oil and gas pipelines). Public easements require the payment of fair and prior indemnification, which authorizes the government to use such property for the public interest. The creation of a public easement must observe the same procedures applicable for the expropriation of real property. However, unlike expropriation, the public easement does not remove the property from the owners' estate, but only creates the right of using the property or part of it. The creation of a public easement on our land, including on our farmland, will mean we will be prevented from using the relevant piece of land, which could adversely affect our results of operations and financial condition.

Risks Related to the Countries in Which We Operate

Our results of operations and financial condition are dependent upon economic conditions in the emerging countries in which we operate.
All of our operations and/or development activities are in South America. As of December 31, 2021, based on total asset value, 50.1% of our assets were located in Argentina, 44.7% in Brazil and 1.5% in Uruguay. During the year ended December 31, 2021, 25.9% were attributable to our Argentine operations, 35.2% of our consolidated sales of goods and services rendered were attributable to our Brazilian operations and 39.0% were attributable to our Uruguayan operations. In the future, we expect to have additional operations in the South American countries in which we now operate or in other countries with similar political, economic and social conditions. Many of these countries have a history of economic instability or crises (such as inflation or recession), government deadlock, political instability, civil strife, changes in laws and regulations, expropriation or nationalization of property, and exchange controls which could adversely affect our business, financial condition and results of operations.

In particular, fluctuations in the economies of Argentina, Brazil and Uruguay, and actions adopted by the governments of those countries have had and may continue to have a significant impact on companies operating in those countries, including us. Specifically, we have been affected and may continue to be affected by high levels of inflation, increased interest rates, fluctuations in the value of the Argentine peso and the Brazilian real against foreign currencies, wage controls, price and foreign exchange controls, regulatory policies, business and tax regulations, political and social tension, and in general by the political, social and economic scenarios in Argentina and Brazil and in other countries that may affect Argentina and Brazil.
The Argentine economy has experienced significant volatility in past decades, including numerous periods of low or negative growth and high and variable levels of inflation and currency devaluation. Inflation remains a challenge for Argentina given its persistent nature in recent years and also considering its high levels during 2019. No assurances can be given that the rate of growth experienced over past years will be achieved in future years or that the national economy will not suffer a recession. If economic conditions in Argentina were to continue slowing down, or contract, if inflation were to accelerate further, or if the Argentine government's measures to attract or retain foreign investment and international financing in the future to incentivize domestic economy activity are unsuccessful, such developments could adversely affect Argentina's economic growth and in turn affect our financial health and results of operations.
Moreover, on November 14, 2021 the current Argentine presidential administration suffered a setback after losing a majority in the Argentine Congress following midterm legislative elections. The opposing party representing the former administration obtained five seats in the Senate, causing the current administration to lose quorum in the Senate. Furthermore, other political forces, including conservative and libertarian parties, and far-left parties, also obtained seats in Congress. The results of the midterm legislative elections have generated uncertainty with respect to the overall implementation of the current administration’s economic and political agenda (including the interventions described below). The lack of predictability of political and economic measures that may be adopted in the future could impact our financial projections, which may in turn affect our business, financial condition or results of operations.
In Brazil, markets have experienced an increase in volatility due to uncertainties resulting from ongoing investigations conducted by the Brazilian Federal Police and the Brazilian Federal Public Prosecutor’s Office, including Lava Jato, which have negatively impacted the Brazilian economy and political environment, and contributed to a decline in market confidence in Brazil. Members of the federal government and legislative branch, in addition to senior managers of large companies, are being prosecuted for corruption for allegedly accepting bribes for contracts awarded by the government to infrastructure, oil and gas, and construction companies, among others. As of the date of this offering memorandum, investigations have been carried out at various hierarchical levels of public administration. Historically, these investigations had an adverse impact on the image and reputation of the companies involved and on the general perception of the Brazilian market. In particular, the Brazilian oil and gas industry has been adversely affected by these investigations in the past. Any consequences arising from these investigations, including the removal of authorities or elected officeholders, among others, may have a material adverse effect on the political and economic environment in Brazil, as well as on Brazilian companies, including us. We cannot predict whether ongoing investigations and their consequent developments will lead to further political and economic instability, nor whether new allegations against government officials and executives and/or private companies will emerge in the future. We also cannot predict the results of these investigations or their impact on the Brazilian economy or the Brazilian stock market.
In addition, the President of Brazil has the power to enact policies and issue orders relating to the Brazilian economy, including in the sector in which we operate, through specific regulations or through their control over Petrobras, our sole supplier of gasoline, diesel and certain other oil products, which could affect our operations and financial performance in Brazil. Political and economic uncertainty and any new policies or changes in current policies could have a material adverse effect on our business, operating results, financial condition and prospects. And any difficulty by the Brazilian government in obtaining a majority in the national Congress could result in congressional stalemate, political unrest and massive demonstrations and/or strikes that could adversely affect our operations. Uncertainties in relation to the implementation, by the current government, of changes related to monetary, fiscal and social security policies, as well as to the pertinent legislation, can contribute to economic instability. These uncertainties and new measures may increase the volatility of the Brazilian securities market, and issues may be exacerbated by the Brazilian presidential election to be held in October 2022.

Economic and political conditions in the countries in which we operate, and the perception of these conditions in international markets, may adversely impact our business, our access to the capital and debt markets, our results of operations and financial condition.
The Brazilian and Argentine economies have experienced extreme volatility in recent decades, with uneven periods of economic growth, periods of high inflation and devaluation of the Argentine peso and the Brazilian real against the U.S. dollar. Our business and operations may be affected by the economic and political events that may affect the Brazilian and Argentine economies, such as price controls, foreign exchange controls, currency devaluations, high interest rates, increased public expenditures, tax increase or other regulatory initiatives.
The credibility of several Argentine economic indices during the Ms. Cristina Fernández de Kirchner administration (between 2004 through 2015) has been called into question. By previously understating inflation, INDEC overstated economic growth in real terms. The adjustments made by the Mr. Mauricio Macri administration to INDEC, beginning in 2016, led to a determination of real GDP growth of 48.6% between 2004 and 2015 rather than the officially reported 65% growth. Because of these reforms, on November 9, 2016, the Executive Board of the International Monetary Fund, or the “IMF,” lifted its censure on Argentina, noting that Argentina had resumed the publication of data in a manner consistent with its obligations under the Articles of Agreement of the IMF. On June 29, 2017, INDEC also published revised GDP data for the years 2004 through 2015. According to INDEC, Argentina’s GDP grew by 2.9% in 2017, decreased by 2.5% in 2018, decreased by 2.2% in 2019, decreased by 10.0% in 2020, and increased 11.9% in 2021. According to the IMF, Argentina’s GDP is expected to increase by 2.5% in 2022. Moreover, since 2015, international commodity prices for Argentina’s primary commodity exports have fluctuated, which has had an adverse effect on Argentina’s economic growth. Relying on the export of certain commodities, such as soy, has made the Argentine economy more vulnerable to fluctuations in the prices of commodities. If international commodity prices decline, the Argentine economy could be adversely affected. In addition, adverse weather conditions can affect the production of commodities by the agricultural sector, which accounts for a significant portion of Argentina's export revenues.
In 2019, Mr. Alberto Fernandez and Ms. Fernández de Kirchner were elected president and vice-president, respectively. Markets reacted negatively to this result, and economic conditions in Argentina continued to deteriorate. Due to, among other things, the rise of inflation, the continued demand for salary increases, the growth of the fiscal deficit, the required payments to be made on public debt, the reduction of industrial growth, the recession and the increase of the capital outflows from Argentina, the Macri administration reintroduced rigid restrictions and foreign exchange controls in September 1, 2019, which, among other things, significantly curtailed access to the official foreign exchange market (the Mercado Libre de Cambios) by individuals and entities. See “Item 10. Additional Information—D. Exchange Controls.” During 2019 and early 2020, social and political tension and high levels of poverty and unemployment persisted while industrial activity and consumption diminished considerably. The deterioration of the economy significantly increased the social and political turmoil, including civil unrest, riots, looting, nationwide protests, strikes and street demonstrations. Due to the high levels of inflation and devaluation, employers both in the public and private sectors are experiencing significant pressure from organized labor unions and their employees to further increase salaries. On December 23, 2019, the Social Solidarity Law was enacted. The Social Solidarity Law decreed a public emergency in economic, financial, fiscal, administrative, social security, tariff, energy, health and social matters. As a result of this measure, the Argentine President and Congress gained considerable powers to alter governmental policies and measures related to the Argentine economy. However, the decline in the GDP in Argentina, the deepening recession and the increase of the unemployment has led to an increase in poverty, which, according to INDEC, as of June 30, 2021 affected more than 40.6% of the population. We cannot now fully estimate the impact that the measures currently adopted by the government, or those that it may implement in the future, will have on the Argentine economy as a whole and on the business, equity and results of our operations. Continuing inflation, increase in unemployment, decline in GDP, peso depreciation, and/or other future economic, social and political developments in Argentina, over which we have no control, may adversely affect our financial condition or results of operations.
Moreover, a significant portion of our operations, properties and customers are located in Brazil. Accordingly, our financial condition and results of operations are substantially dependent on economic conditions in Brazil. Historically, Brazil’s political situation has influenced the performance of the Brazilian economy, and political crises have affected the confidence of investors and the general public, which has resulted in economic deceleration and heightened volatility in the securities issued abroad by Brazilian companies. Future developments in policies of the Brazilian government and/or the uncertainty of whether and when such policies and regulations may be implemented may adversely affect our results of operations and financial condition. The Brazilian economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high and variable levels of inflation and currency devaluation. The Brazilian GDP decreased 3.3% in 2016, increased 1.3% in 2017, increased 1.3% in 2018, increased 1.1% in 2019, decreased 4.1% in 2020, and increased 4.6% in 2021. We cannot assure you that GDP will increase or remain stable in the future. Future developments in the Brazilian economy may affect Brazil’s growth rates and, consequently, the consumption of sugar, ethanol, and our other products. As a result, these developments could impair our business strategies, results of operations and financial condition.

The economies of the countries in which we operate may be adversely affected by the deterioration of other global markets.
Financial and securities markets in the countries in which we operate are influenced, to different degrees, by the economic and market conditions in other countries, including other South American and emerging market countries and other global markets. Investors’ reactions to developments in these other countries, such as the recent developments in the global financial markets, may substantially affect the capital flows into, and the market value of securities of issuers with operations in, the countries in which we operate. A significant deterioration in the economic growth of any of the main trading partners of Brazil, Argentina or Uruguay could have a material impact on the trade balance of those countries and could adversely affect their economic growth and that of other countries in the region. Furthermore, adverse economic conditions in any of these countries could have a material adverse effect on our business, financial condition and results of operations. A crisis in global financial markets including other emerging country markets could dampen investor enthusiasm for securities of issuers with South American operations, including our common shares. The COVID-19 pandemic has negatively impacted global financial markets, ushering significant risk and volatility that may adversely affect the market price for our common shares, as well as make it difficult for us to access capital markets and obtain financing for our operations in the future (on acceptable terms or at all).
Although economic conditions vary from country to country, investor reactions to events occurring in one country sometimes demonstrate a “contagion” effect in which an entire region or class of investment is disfavored by international investors. Furthermore, weak, flat or negative economic growth in any of Brazil’s or Argentina’s major trading partners, including each other, could adversely affect their balance of payments and, consequently, its economic growth.
The Argentine and Brazilian economies may also be affected by conditions in developed economies, such as the United States, that are significant trading partners of Brazil or Argentina or have influence over global economic cycles and over short-term evolution of commodity prices. If interest rates increase significantly in developed economies, including the United States, Argentina and its developing economy trading partners, such as Brazil, could find it more difficult and expensive to borrow capital and refinance existing debt, which could adversely affect economic growth in those countries. Decreased growth from Argentina’s trading partners could have a material adverse effect on the markets for Argentina’s exports and, in turn, adversely affect economic growth. Any of these potential risks to the Argentine economy could have a material adverse effect on our business, financial condition and results of operations.
In addition, Brazil and Argentina are highly dependent on the export of certain commodities, such as soy, which has made the Brazilian and Argentine economies more vulnerable to fluctuations in commodity prices. If international commodity prices decline, the Brazilian or Argentine economies could be adversely affected. In addition, adverse weather conditions can affect the production of commodities by the agricultural sector, which account for a significant portion of Brazil’s and Argentina's export revenues. All these circumstances could have a negative impact on the levels of government revenues, available foreign exchange and the government's ability to service its sovereign debt, and could either generate recessionary or inflationary pressures, depending on the government's reaction. Either of these results would adversely impact Brazil’s or Argentina's economic growth and, therefore, our financial condition and results of operations.

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
Governments in many of the markets in which we currently operate, or that we may operate in the future, frequently intervene in their respective economies and occasionally make significant changes in monetary, credit, industry and other policies and regulations. Governmental actions to control inflation and other policies and regulations have often involved, among other measures, price controls, currency devaluations, capital controls and limitations on imports. We have no control over, and cannot predict what measures or policies governments may take in the future. Our results of operations and financial condition may be adversely affected by changes in governmental policy or regulations in the jurisdictions in which we operate that impact different factors such as:
•labor laws and wage increases;
•changes in governmental economic or tax policies, and their effect on economic growth;
•abrupt currency fluctuations;
•high levels of inflation and the measures taken to combat it, such as price controls or price-fixing regulations;
•exchange and capital control policies;
•significant variation in interest rates;
•the lack of liquidity of domestic capital and lending markets;
•inconsistent fiscal and monetary policies;

•liquidity and solvency of their respective financial systems;
•restrictions on land acquisition or use or agricultural commodity production, including limitations on ownership of rural land by foreign persons or entities;
•developments in trade negotiations through the World Trade Organization or other international organizations, including as a result of import/export restrictions or other laws and policies affecting foreign trade and investment;
•environmental regulations;
•tax laws, including royalties and the effect of tax laws on distributions from our subsidiaries;
•restrictions on the repatriation of investments and on the transfer of funds abroad;
•expropriations or nationalizations;
•increased public expenses affecting the economy and fiscal deficits; and
•other political, social and economic developments, including political, social or economic instability, in or affecting the country where each business is based.
Uncertainty over whether governments will implement changes in policy or regulation affecting these or other factors in the future may contribute to economic uncertainty and heightened volatility in the securities markets, which may have a material and adverse effect on our business, results of operations and financial condition.
For instance, the Argentine government has in the past exercised substantial control over the Argentine economy by setting certain industry market conditions and prices, a trend which has continued since Mr. Alberto Fernández took office as president in December 2019. The Social Solidarity Law, enacted in December 2019, froze electricity and natural gas tariff rates until December 31, 2020 and instructed the relevant regulatory agencies to pursue a mandatory renegotiation of those rates, which is currently in process. On January 7, 2020, the government relaunched a voluntary price control to foster consumption and establish reference prices for household products. Initially, 310 products were included in this program and public officials stated that the prices of the products included within the program were to be reduced by 8% on the average (including two of the milk products we sell). Violation of price control measures may result in sanctions, including fines, which amount will be considered on a case-by-case basis at the time of issuing the relevant sanction by the enforcement authority. On April 4, 2020, the Argentine government issued Decree No. 351/2020, which authorized the intervention by local authorities to control maximum prices, which has resulted in the need to allocate additional economic and human resources for our Argentine subsidiaries to comply with governmental requirements and filings pursuant to these regulations. Additionally, the Argentine Government created an informative regime for the purpose of publishing standard maximum prices of a basic listing of consumer products for each province, and a public and free mechanism that allows the filing of claims and complaints by consumers and those included in the production, distribution and commercialization chain of the products included in the obligation to sell at maximum prices. This regulation impacted our processed rice and fluid milk products. Our facilities have been inspected to control compliance with this regulation. As long as this regulation is in place, we are restricted in our ability to increase prices for processed rice and fluid milk products. In addition, the Argentine Supermarkets’ Shelves Law, enacted on March 17, 2020, as implemented by Decree No. 991/2020, is applicable to our products. The purposes of this law are to ensure that the price of certain products remains clear and competitive for the benefit of consumers, to maintain harmony and balance between economic operators, to expand the supply of artisanal, regional and national products produced by micro, small and medium-sized enterprises, and to promote the offer of products manufactured by small producers. Although the law is targeted at supermarkets, it can impact our sales strategies, as it has resulted in the Argentine government imposing additional regulations on our Argentine subsidiaries, often generating further marketing and distribution costs for the purposes of complying with these regulations.
As of the date of this annual report, we cannot assure you whether the Argentine government will enact price control regulations. Interventions by the Argentine government similar to those described above can have an adverse impact on the level of foreign investment in Argentina, the access of Argentine companies to the international capital markets and Argentina's commercial and diplomatic relations with other countries and, consequently, could adversely affect our business, financial condition and results of operations. In the future, the degree of governmental intervention in the economy may continue to rise, which may adversely affect the Argentine economy and, in turn, our business, results of operations and financial condition.
Moreover, historically, the Brazilian government has frequently intervened in the Brazilian economy and has occasionally made significant changes in economic policies and regulations, including, among others, the imposition of a tax on foreign capital entering Brazil, changes in monetary, fiscal and tax policies, currency devaluations, capital controls and limits on imports. The administration is currently facing domestic pressure to retreat from the current macroeconomic policies in an attempt to achieve higher rates of economic growth. In addition, the Brazilian government has discussed the creation of a tax on financial transactions, including wire transfers, in order to improve the fiscal situation of the country or to increase taxation. We cannot predict which policies will be adopted by the Brazilian government and whether these policies will negatively affect the economy or our business or financial performance.

Currency exchange rate fluctuations relative to the U.S. dollar in the countries in which we operate our businesses may adversely impact our results of operations and financial condition.
Our businesses may be impacted by significant fluctuations in foreign currency exchange rates. Our exposure to currency exchange rate fluctuations results from the currency translation adjustments required in connection with the preparation of our Consolidated Financial Statements. The currency exchange exposure stems from the generation of revenues and the incurrence of expenses in different currencies and the devaluation of local currency revenues impairing the value of investments in U.S. dollars. While the Consolidated Financial Statements presented herein are, and our future Consolidated Financial Statements will be, presented in U.S. dollars, the financial statements of our subsidiaries are prepared using the local currency as the functional currency and translated into U.S. dollars by applying: (i) a year-end exchange rate for assets and liabilities; and (ii) an average exchange rate for the year for income and expenses. Resulting exchange differences arising from the translation to our presentation currency are recognized as a separate component of equity. Currencies in Argentina and Brazil have fluctuated significantly against the U.S. dollar in the past. Accordingly, fluctuations in exchange rates relative to the U.S. dollar could impair the comparability of our results from period to period and have a material adverse effect on our results of operations and financial condition.
Argentina has a history of high volatility in its foreign exchange markets, including sharp and unanticipated devaluations, tight foreign exchange controls and severe restrictions on foreign trade. The devaluation of the peso may have a negative impact on the ability of certain Argentine businesses to service their foreign currency denominated debt. It could also lead to higher inflation rates, significantly reduce real wages and jeopardize our business. The Argentine peso depreciated 58.9% against the U.S. dollar in 2019, 40.5% in 2020 and 22.1% in 2021, based on the official exchange rates published by the Argentine Central Bank (Banco Central de la República Argentina), or the “BCRA.” In addition, during the first quarter of 2022, the peso depreciated approximately 8.1% against the U.S. dollar. In the past, the Argentine government has imposed restrictions on the purchase of foreign currency, which gave rise to an unofficial market where the U.S. dollar traded at a different market value than reflected in the official Argentine peso-U.S. dollar exchange rate. In September 2019, following a foreign exchange crisis and the continued reduction of the BCRA’s foreign currency reserves, the Argentine government reinstated rigid exchange controls and transfer restrictions, substantially limiting the ability to obtain foreign currency or make certain payments or distributions out of Argentina. See “—Exchange controls restrict the inflow and outflow of funds and may substantially limit the ability of companies to retain or obtain foreign currency or make payments abroad.”
The Brazilian currency has also historically suffered frequent fluctuations. As a result of inflationary pressures, the Brazilian government has implemented various economic plans and adopted a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. Formally, the value of the real against foreign currencies is determined under a free-floating exchange rate regime, but, in practice, the Brazilian government currently intervenes in markets through currency swaps and trading in the spot market, among other measures, every time the exchange rate is above or below the levels that the Brazilian government considers appropriate, taking into account inflation, growth, the performance of the real against the U.S. dollar in comparison with other currencies, and other economic factors. The real depreciated 47.0% against the U.S. dollar in 2015, appreciated 16.8% in 2016, and depreciated 1.5%, 17.1%, 4.0%, 28.9% and 7.4% in each of 2017, 2018, 2019, 2020 and 2021, respectively.
Future fluctuations in the value of the local currencies relative to the U.S. dollar in the countries in which we operate may adversely affect our results of operations or financial condition.

Inflation in some of the countries in which we operate, along with governmental measures to curb inflation, may have a significant negative effect on the economies of those countries and, as a result, on our financial condition and results of operations.
In the past, some of the countries in which we operate, particularly Argentina and Brazil, have experienced, or are currently experiencing, high rates of inflation, adversely affecting their economies and financial markets, and limiting the ability of their governments to create conditions that stimulate or maintain economic growth. Although inflation rates in some of these countries have been relatively curtailed in the recent past, we cannot assure you that this trend will continue. Measures taken by the governments of these countries to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and impairing economic growth. Measures to combat inflation and public speculation about possible additional actions have also contributed significantly to economic uncertainty in many of these countries and to heightened volatility in their securities markets. Periods of higher inflation may also slow the growth rate of local economies. Inflation is also likely to increase some of our costs and expenses, and we may not be able to fully pass such increases on to our clients, which could adversely affect our operating margins and operating income. For instance, a portion of our operating costs in Argentina are denominated in Argentine pesos and most of our operating costs in Brazil are denominated in Brazilian reais. Inflation in Argentina or Brazil, without a corresponding peso or real devaluation, could result in an increase in our operating costs without a commensurate increase in our revenues, which could adversely affect our financial condition and our ability to pay our foreign currency denominated obligations.
Historically, inflation has materially undermined the Argentine economy and the government’s ability to create conditions that would permit long-term and stable growth. In recent years, Argentina has experienced high inflation rates. High inflation may also undermine Argentina’s foreign competitiveness in international markets and adversely affect economic activity and employment, as well as our business and results of operations. In particular, the profit margin on our services is impacted by the increase in our costs in providing those services, which is influenced by wage inflation in Argentina, as well as other factors. Since 2008, the Argentine economy has been subject to strong inflationary pressures which, according to private sector analysts, reached an average annual rate of 28.2% between 2010 and 2015. In 2007, INDEC was subject to a process of institutional and methodological reforms that led to controversies regarding the credibility of the information published by it, including the Consumer Price Index, or the “CPI.” On January 7, 2016, INDEC ceased publishing certain statistical data and, after implementing methodological reforms, resumed publications of the CPI on June 16, 2016. The CPI tallied annual rates of 53.8% in 2019, 36.1% in 2020, and 50.9% in 2021. If the Argentine government continues to fail to address Argentina’s structural inflationary imbalance, the current levels of inflation may continue to rise, which may have an adverse effect on Argentina’s economy.
Brazil, in turn, has historically experienced high rates of inflation. Inflation, as well as government efforts to curb inflation, have had significant negative effects on the Brazilian economy, particularly prior to 1995. Inflation was 7.2% in 2016, as measured by the General Market Price Index (Índice Geral de Preços – Mercado), compiled by the Getulio Vargas Foundation (Fundação Getúlio Vargas). However, in 2017 Brazil registered a deflation of 0.53% due to a decrease in the price of food products. Brazil then registered inflation of 7.5% in 2018 and 7.3% in 2019 (due to the depreciation of the Brazilian real against the U.S. dollar and the increase in prices of primary products), and 23.1% in 2020 and 17.8% in 2021 (due to COVID-19, the depreciation of the Brazilian real against the U.S. dollar and the increase in prices of primary products). A significant proportion of our cash costs and our operating expenses are denominated in Brazilian reais and tend to increase with Brazilian inflation. The Brazilian government’s measures to control inflation have included and currently include maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and reducing economic growth. This policy was abated between 2016 and January 2021, when the Special System for Settlement and Custody rate (Sistema Especial de Liquidação e Custódia), or the “SELIC” rate (the base Brazilian interest rate), which is set by the Monetary Policy Council (Comitê de Política Monetária), or the “COPOM,” was decreased from 14.25% to 2.00%. Subsequently, increased inflation and the intention to abate inflation rates led the Brazilian government to adopt other measures to control inflation, such as tax relief for several sectors of the economy and tax cuts for the products included in the basic food basket. These measures were not sufficient to control the inflation, which led the Brazilian government to reinstate a tighter monetary policy. As a result, interest rates have fluctuated significantly. The year-end SELIC rate in Brazil was 13.75% in 2016, 7.00% in 2017, 6.50% in 2018, 4.50% in 2019, 2.00% in 2020, and 9.25% in 2021. As of the date of this annual report, the SELIC rate is set at 11.75%
Argentina and/or Brazil may experience higher levels of inflation in the future, which may impact domestic demand for our products. Inflationary pressures may also weaken investor confidence in Argentina and/or Brazil, curtail our ability to access foreign financial markets and lead to further government intervention in the economy, including interest rate increases, restrictions on tariff adjustments to offset inflation, intervention in foreign exchange markets, and actions to adjust or fix currency values, which may trigger or exacerbate increases in inflation, and consequently have an adverse impact on us. In an inflationary environment, the value of uncollected accounts receivable, as well as of unpaid accounts payable, declines rapidly. If the countries in which we operate experience high levels of inflation in the future and price controls are imposed, we may not be able to adjust the rates we charge our customers to fully offset the impact of inflation on our cost structures, which could adversely affect our results of operations or financial condition.
Despite the positive effects the depreciation of the Argentine peso may have on the competitiveness of certain sectors of the Argentine economy, including our business, it also had a negative impact on the financial condition of many Argentine businesses and individuals. The devaluation of the Argentine peso affected or may affect the ability of certain Argentine businesses to honor their foreign currency-denominated debt, generates high levels of inflation, reduces real wages significantly, and has a negative impact on companies oriented to the domestic market, such as public services and the financial industry. Additional volatility, appreciation or depreciation of the peso, or reduction in the BCRA’s international reserves due to currency interventions could adversely affect the Argentine economy, which, in turn, may have an adverse effect on our financial condition and results of operations. Inflation has also contributed to a material increase in our costs of operation, in particular labor costs; it also enables a reduction in the purchasing power of the population, thus increasing the risk of a lower level of consumption from our customers in Argentina, which could negatively impact our financial condition and results of operations. Inflation rates could continue to grow in the future, and there is uncertainty regarding the effects that any measures adopted by the government could have to control inflation.
Inflation can also lead to an increase in Argentina's debt and have an adverse effect on Argentina's ability to service its debt, mainly in the medium and long term when most inflation-indexed debt matures. In addition, weaker fiscal results could have a material adverse effect on the Argentine government's ability to access long-term financing, which, in turn, could adversely affect Argentina's economy and financial condition and access to international or domestic capital markets. If the measures adopted by the Argentine government are not able to resolve the structural inflationary disruptions of Argentina, the current inflationary levels could rise and have a negative impact on the economic and financial conditions of Argentina, and, as such, adversely affect our operations and financial condition.
Depreciation of the peso or the real relative to the U.S. dollar or the euro may also create additional inflationary pressures in Argentina or Brazil that may negatively affect us. Depreciation generally curtails access to foreign financial markets and may prompt government intervention, including recessionary governmental policies. Depreciation also reduces the U.S. dollar or euro value of dividends and other distributions on our common shares and the U.S. dollar or euro equivalent of the market price of our common shares. Any of the foregoing might adversely affect our business, operating results and cash flow, as well as the market price of our common shares. Conversely, in the short term, a significant increase in the value of the peso or the real against the U.S. dollar would adversely affect the respective Argentine and/or Brazilian government’s income from exports. This could have a negative effect on gross domestic product, or “GDP” growth and employment, and could also reduce the public sector’s revenues in those countries by reducing tax collection in real terms, as a portion of public sector revenues are derived from the collection of export taxes.

Disruption of transportation and logistics services, insufficient investment in public infrastructure or disruption to any aspect of the supply chain could adversely affect our operating results.
One of the main disadvantages of the agricultural sector in the countries in which we operate is that key growing regions lie far from major ports. As a result, efficient access to transportation infrastructure and ports is critical to the growth of agriculture as a whole in the countries in which we operate and of our operations in particular. Improvements in transportation infrastructure are likely to be required to make more agricultural production accessible to export terminals at competitive prices. A substantial portion of agricultural production in the countries in which we operate is currently transported by truck, a means of transportation significantly more expensive than railroad transportation available to U.S. and other international producers. Our dependence on truck transportation may affect our position as a low-cost producer so that our ability to compete in the world markets may be impaired.
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
In Brazil, a strike held by truckers in May 2018 resulted in completely halted road transportation throughout the country. As a result, the Brazilian government caused the enactment of Law No. 13,703/2018, which established a base price for road freight transportation and created a freight table, in which minimum and mandatory transportation cost values are set each six months by the Brazilian Land Transportation Agency (Agência Nacional de Transportes Terrestres), or the “ANTT.” These measures adversely affected many companies in the agribusiness sector through increased transportation costs.
In addition, we are exposed to the risk of disruption to any aspect of our supply chain, to suppliers’ operations or to distribution channels, and the deterioration in the financial condition of a trading partner. These may be caused by a cyber-event, global health crisis, major fire, violent weather conditions or other natural disasters that affect manufacturing or other facilities of our operating subsidiaries or those of their suppliers and distributors. In certain geographic areas where we operate, insurance coverage may not be obtainable on commercially reasonable terms, if at all. Coverage may be subject to limitations or we may be unable to recover damages from its insurers.

Disruption may also be caused by spread of infectious disease (such as COVID-19) or by a deterioration in labor or union relations, disputes or work stoppages or other labor-related developments affecting us or our suppliers and distributors. See “—We may be exposed to risks related to health epidemics, and the COVID-19 pandemic in particular, which could adversely impact our ability to operate our business and operating results.”

The Argentine economy may be affected by its government’s limited access to financing from international markets and the result of failure to pay its debt obligations.
Historically, the Argentine government and provinces have defaulted on debt payments, which has limited their access, as well as that of private companies, to the international financial markets, and has substantially increased their respective financing costs. The Argentine economy has been experiencing significant instability in the past decades, including devaluations, high inflation, and prolonged periods of reduced economic growth, which have led to payment defaults on Argentina’s foreign debt and multiple downgrades in Argentina’s foreign debt rating with attendant restrictions on Argentina’s ability to obtain financing in the international markets.
Argentina’s 2001 sovereign default and its failure to fully restructure its sovereign debt and negotiate with the holdout creditors has historically limited Argentina’s ability to access international financing. In 2005, Argentina completed the restructuring of a substantial portion of its indebtedness and settled all of its debt with the IMF. Additionally, in June 2010, Argentina completed the restructuring of a significant portion of the defaulted bonds that were not exchanged in the 2005 restructuring. Holdout bondholders that declined to participate in the restructuring filed lawsuits against Argentina in several countries, including the United States. Since late 2012, rulings from courts in the United States favorable to holdout bondholders aggravated investors’ concerns regarding investment in the country.
In February 2016, the Macri administration entered into settlement agreements with certain holdout bondholders to settle these claims, which were subject to the approval of the Argentine Congress. The Argentine government reached settlement agreements with holders of a significant portion of the defaulted bonds and has repaid the majority of the holdout creditors with the proceeds of a US$16.5 billion international offering of three-year, five-year, 10-year and 30-year bonds on April 22, 2016. Although the size of outstanding claims decreased significantly, litigation initiated by bondholders that did not accept Argentina’s settlement offer of 2016 continues in several jurisdictions.
Additionally, foreign shareholders of several Argentine companies have filed claims with the International Center for Settlement of Investment Disputes, or the “ICSID,” alleging that the emergency measures adopted by the Argentine government since the crisis in 2001 and 2002 differ from the just and equal treatment standards set forth in several bilateral investment treaties to which Argentina is a party. The ICSID has ruled against Argentina with respect to many of these claims. Litigation involving holdout creditors, claims with ICSID and other claims against the Argentine national government, resulted and may result in material judgments against the government, lead to attachments of, or injunctions relating to, Argentina’s assets, or could cause Argentina to default under its other obligations, and such events may prevent Argentina from obtaining favorable terms or interest rates when accessing international capital markets or from accessing international financing at all. Our ability to obtain U.S. dollar-denominated financing has been adversely impacted by these factors.
In June 2018, the IMF approved a financial support plan for Argentina in the form of a stand-by arrangement for US$50 billion, which was increased to US$57.1 billion in September 2018. As of the date of this annual report, the IMF disbursed an aggregate of US$44.7 billion under this arrangement. The Argentine government negotiated an extension with the IMF for repayments under the stand-by arrangement that matured in 2022. In March 2022, the IMF and the Argentine government reached an understanding, and the final agreement was approved by the Argentine Congress on March 17, 2022 and by the IMF’s executive board on March 25, 2022. The Argentine government announced that it will also engage in negotiations with the Paris Club for the restructuring of the debt incurred with such institution given that there are also payments becoming due in the following months.
Moreover, during 2020 the Argentine government restructured its public debt in bonds denominated in foreign currency governed by foreign law as well as bonds denominated in foreign currency governed by Argentine law, by means of debt restructuring procedures implemented internationally and locally, respectively, within each group of creditors according to the type of sovereign debt. On February 12, 2020, the Argentine Congress approved the restructuring of the Argentine external public debt. Through Decree No. 250/2020, the Argentine administration authorized negotiations for the restructuring of US$68.9 billion of sovereign bonds issued in foreign currency and governed by foreign law. On April 17, 2020, Argentina announced an invitation to exchange its sovereign bonds governed by foreign law that were eligible for the restructuring for new bonds. After several extensions and improvements made within the initial offer, on August 31, 2020, Argentina announced the results of the invitation to exchange. Argentina obtained the majorities required under the collective action clauses to exchange 99.01% of the eligible bonds, as a result of obtaining a level of acceptance of 93.55% of the bondholders to its exchange proposal launched in April and improved in July and in August, after the agreement with three groups of bondholders. Within the context of the agreement with the groups of bondholders for the restructuring of sovereign debt governed by foreign law, Argentina also conducted a local exchange. Argentina launched an offer to exchange sovereign bonds denominated in U.S. dollars and “dollar-linked” issued under local law. The instruments subject to the local debt restructuring were affected by the deferral of payments of principal and interest until December 31, 2020, provided by Presidential Decree No. 346/20. In August 2020, Argentina launched an offer to exchange this universe of sovereign bonds denominated in U.S. dollars and ‘dollar-linked’ issued under Argentine law. As a result of this transaction, 99.4% of the bondholders of eligible instruments under this local exchange had accepted the offer. Resolution No. 540/2020 further provided the procedure to allow eligible instruments which did not enter into the debt restructuring under Argentine law carried out in August and September 2020 to be tendered. The resolution provided that holders who were unable to enter the exchange within the prior invitation term may do so in successive acceptance terms which will be extended until July 28, 2021 in the conditions set forth therein.
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
In the past, Argentina has had severe macroeconomic imbalances, including frequent and extreme fiscal deficits. Since 1961, the Argentine government has had yearly fiscal deficits approximately 90% of the time, resulting in highly vulnerable macroeconomic conditions. The Argentine government has financed its fiscal deficit mainly in two ways: (i) by relying on external debt issuances, which has historically led to rapid increases in public debt levels; and (ii) by having the BCRA issue currency, which has led to high inflation and, in certain cases, hyperinflation. The fiscal deficit reached 4.9% of GDP in 2019, 8.5% of GDP in 2020, and 4.5% of GDP in 2021. Failure to reduce fiscal deficits could lead to growing levels of uncertainty regarding Argentina’s macroeconomic conditions. In particular, it could lead to growing inflation rates and unanticipated foreign exchange depreciation and balance of payments crisis, higher local vulnerability to international credit crisis or geopolitical shocks, higher interest rates and erratic monetary policies, a reduction in real salaries and as a consequence, in private consumption, and a reduction in growth rates. This level of uncertainty, over which we have no control, may adversely affect our financial condition or results of operations.
Because foreign direct investment remains stagnant in Argentina, it may become impossible for Argentina and its provinces to meet their debt obligations in the future, since Argentina’s foreign currency needs would severely overcome its foreign currency sources. If this level of uncertainty prevails on international investors, Argentina may suffer a “sudden stop” event, where investors stop lending money to Argentinean institutions. This, in turn, may result in large capital outflows that could not only force the Argentine government to default on its debt, but also generate a rapid and unanticipated depreciation of the argentine peso, a hike in local interest rates and a probable banking system crisis if bank deposits are largely withdrawn following social unrest. If a balance of payments crisis were to occur, a large depreciation of the Argentine peso against the U.S. dollar could adversely affect our ability to meet our foreign currency obligations. Furthermore, the negative effect such a crisis could have on the growth rates of the Argentine economy and its consumption patterns could have a material adverse effect on our business, financial condition and result of operations.
Failure to adequately address actual and perceived risks of institutional corruption may adversely affect the economy and financial condition of the emerging markets in which we operate.
A lack of a solid and transparent institutional framework for contracts with the Argentine government and its agencies and corruption allegations have affected and continue to affect Argentina. Argentina ranked 96 of 180 in the Transparency International's 2021 Corruption Perceptions Index and 78 of 179 in the World Bank's Doing Business 2021 report. The Argentine government's ability to implement initiatives aimed at strengthening Argentina's institutions and reducing corruption is uncertain as it would be subject to independent review by the judicial branch, as well as legislative support from opposition parties. We cannot assure you that the implementation of these measures by the Argentine government will be successful in stopping institutional deterioration and corruption.
Moreover, in the past, members of the Brazilian government and of the Brazilian legislative branch have faced allegations of political corruption. As a result, a number of politicians, including senior federal officials and congressmen, resigned and/or have been arrested. Several members of the Brazilian executive and legislative branches of government were investigated as a result of allegations of unethical and illegal conduct identified by the Car Wash Operation (Operação Lava-

Jato) by Brazilian federal prosecutors. Any political crisis could worsen the economic conditions in Brazil, which may adversely affect our results of operations and financial condition.
Finally, under Brazilian law, real property ownership is normally transferred by means of a transfer deed, and subsequently registered at the appropriate real estate registry office under the corresponding real property record. There are uncertainties, corruption and fraud relating to title ownership of real estate in Brazil, mostly in rural areas. In certain cases, the real estate registry may register deeds with errors, including duplicate and/or fraudulent entries, and, therefore, deed challenges frequently occur, leading to judicial actions and police investigations. Property disputes over title ownership are frequent in Brazil, and, as a result, there is a risk that errors, fraud or challenges could adversely affect us.

Laws on the foreign ownership of rural properties may adversely affect our results of operations and future investments in rural properties.
In Argentina, Law No. 26,737/2011 and Decree No. 274/2012, as amended and supplemented by Decree No. 820/2016, impose limits on the ownership or possession of rural properties by foreign legal entities or certain foreign individuals. Under these rules, foreign ownership of rural land may not exceed 15% of the total amount of rural land in the Argentine territory and in the province, department or municipality where the relevant lands are located. Foreign ownership is defined as the ownership (whether by acquisition, transfer, assignment of rights or otherwise) of rural land by: (i) certain foreign individuals, regardless of whether they are Argentine residents; (ii) legal entities where foreign individuals or entities own, directly or indirectly, a number of votes sufficient to direct the entity’s decision-making process (which is presumed in the case of an equity interest greater or equal to 51%); (iii) companies that issue bonds (a) convertible in stock representing 25% or more of the company’s stock upon conversion and (b) whose holders are foreign individuals or entities; (iv) trusts whose beneficiaries are foreign individuals or entities holding an interest of at least 25%; (v) joint ventures in which foreign entities or individuals hold an interest greater than as set forth in the law; (vi) foreign, public law-governed legal entities; and (vii) associations or de facto corporations in which foreigners hold an interest greater than as set forth in the law or which are controlled by foreigners. A National Registry of Rural Land (Registro Nacional de Tierras Rurales), or the “RNTR,” was made in charge of enforcement of this framework.
In addition, foreign entities or individuals of a single nationality cannot own more than 4.5% of rural land in Argentina, and a single foreign entity or individual may not own more than 1,000 hectares in a certain “core area” or the “equivalent surface,” as set by the Interministerial Council of Rural Land (Consejo Interministerial de Tierras Rurales), in accordance with the provinces’ proposal, specifying districts, sub-regions or areas and taking into consideration the location of the land, the proportion of the land area in respect of the total territory of the relevant province, department or municipality and, the quality of the land for use and exploitation. Moreover, foreign legal entities or individuals may not own rural land that contains or is located next to permanent and significant bodies of water. Any change to the capital stock of companies that own or possess rural land that results in a direct or indirect change of control must be reported to the RNTR within 30 days. As an exception, Decree No. 820/2016 provides that a foreign legal entity or individual may exceed the ownership thresholds for up to 90 days, provided they reduce ownership to the legal limit by (i) transferring or causing any of its controlled legal entities to transfer the amount of rural land that exceeds the legal limit, (ii) modifying or causing any of its controlled legal entities to modify the type of exploitation awarded to rural lands owned by such foreign legal entity, or (iii) transferring its interest to permitted legal entities under Law No. 26,737.
Law No. 26,737 initially provided that vested rights were not to be affected by its application. Decree No. 820 further clarified this and set that foreign entities or individuals who owned rural land in excess of the ownership threshold when the Law No. 26,737 came into effect (i) are not required to transfer such rural land in excess, and (ii) in the event of transfer of rural lands acquired before Law No. 26,737 came into force, can acquire the equivalent to such transferred rural land, provided that the legal limits established for its use and location were complied with at the time of such acquisition. As such, the application of these laws does not have an adverse effect on the current rural land owned by our Argentine subsidiaries. However, our Argentine subsidiaries may be prevented from acquiring additional rural land in Argentina, which may adversely affect our financial condition and results of operations.
In Brazil, Law No. 5,709/1971 set certain restrictions on the acquisition of rural property by foreigners. Foreign investors may only acquire rural properties in which agricultural, cattle-raising, industrial or colonization projects are going to be developed as approved by the relevant authorities. The total rural area to be acquired by a foreign investor cannot exceed one quarter of the surface of the municipality where it is located, and foreigners of a single nationality cannot cumulatively own more than 10% of the surface of the respective municipality. The acquisition or possession (or any in rem right) by a foreign person of rural property located in an area of national security (i.e. at or near the Brazilian border) must be previously approved by the General Office of the National Security Council (Secretaria-Geral do Conselho de Segurança Nacional). Moreover,

under Law No. 8,629/1993, these restrictions are also applicable to rural lease agreements; however, agriculture partnerships agreements (parcerias agrícolas) are not subject to these restrictions. The acquisition or lease by a foreign person of rural property exceeding 100 indefinite use units (módulos de exploração indefinida), a unit of measurement set by the National Institute of Colonization and Land Reform (Instituto Nacional de Colonização e Reforma Agrária), or “INCRA,” must be previously approved by the Brazilian Congress.
Between June 7, 1994 and August 22, 2010, the prevailing view was that Law No. 5,709 did not apply to Brazilian companies directly or indirectly controlled by foreign investors. However, an August 23, 2010 opinion by the Brazilian Solicitor-General’s Office (Advocacia-Geral da União), which was ratified by the President of Brazil, modified this view to confirm that Brazilian entities controlled by foreigners should be subject to these restrictions. We believe, and it is now generally held, that the recorded acquisition of rural land by Brazilian companies directly or indirectly controlled by foreigners prior to August 23, 2010 is not affected by this change in position.
Any new rural land acquisitions by us are nonetheless subject to these restrictions, the waiver of which may be burdensome and time consuming. In order to obtain the authorization for the acquisition or lease of rural properties, foreign investors must present a project proposal to INCRA describing: (i) the relationship between the property and the envisioned project; (ii) the physical and financial schedule of the investment and implementation of the project; (iii) whether governmental funds will finance the project; (iv) the logistical viability of the project and proof of compatibility between the envisioned site and the geographic location of the land; and (v) proof of compatibility with the environmental zoning rules relating to the location of the property. While we conduct our operations in Brazil through local subsidiaries, we would be considered a foreign controlled entity within the meaning of these restrictions. Therefore, if we are unable to comply with these restrictions and obtain the required approvals in connection with future acquisitions or lease transactions, our business plan, contemplated expansion in Brazil and results of operations would be adversely affected. In addition, we cannot assure you that future legislation will not further restrict the acquisition of rural land by Brazilian companies controlled by foreign holders.

An increase in export and import duties and controls may have an adverse impact on our sales.
The Argentine government has historically imposed duties on the exports of various primary and manufactured products, including some of our products. Since then, such export taxes have undergone significant increases, and peaked at 35% in the case of soybean. Currently, soybean is taxed at a 33% export duty rate, export duties on soybean flour and soybean oil have been increased from 31% to 33%, and the government increased the export duty for biodiesel from 29% to 30%. Most other agricultural products—such as fresh fruit and vegetables, usually grown in specific regions—were set a 0% export duty rate on January 2021. Most industrial and finished goods have had their export duties’ rate reduced throughout 2020 and 2021. In addition, the Social Solidarity Law established new caps for the Fernández administration to set the export duty rate of all goods included in the tariff positions of the Common Mercosur Nomenclature until December 31, 2021. Even though most goods are capped to a maximum 15% ad valorem export duty rate, there are special lower caps for some agricultural products from specific regions and industrial goods. The Fernández administration also implemented, on November 2020, a compensation program for small-scale soybean producers. Argentina has also imposed the Import Monitoring System (Sistema Integral de Monitoreo de Importaciones) or “SIMI, whereby importers are required to submit certain information electronically through the SIMI application which, once approved, will be valid for 90 calendar days.
In addition, the Macri administration had enacted an import licensing regime that includes automatic and non-automatic licensing for imports. Automatic import licensing provides that the importer is only required to submit information through the SIMI as well as provide other certification related to the imported goods. Non-automatic licensing provides that the authorities have a 10-day period to either approve or reasonably reject the import license requested based on its effect on local businesses, in addition to the other import requirements that the goods be subject to (SIMI, certifications, etc.). The current Fernández Administration has required that many more tariff codes undergo non-automatic import licensing procedures to control the flow of imports of final goods. Most raw materials, input for industries and machinery are mainly subject to automatic licensing. In late 2020, many importers have suffered either a delay or blockage on their non-automatic import license applications and started seeking judicial relief to lift the blockages of their prospective imports.
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

Exchange controls restrict the inflow and outflow of funds and may substantially limit the ability of companies to retain or obtain foreign currency or make payments abroad.
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
In turn, between 2011 and 2015, the Argentine government increased controls and restrictions on the sale of foreign currencies and the acquisition of foreign assets by Argentine residents, and limited the transfer of funds abroad. Through a combination of foreign exchange and tax regulations, the Fernández de Kirchner administration significantly curtailed access to the foreign exchange market by individuals and private-sector entities, and the BCRA exercised a de facto prior approval for certain foreign exchange transactions otherwise authorized to be carried out under the applicable regulations, such as dividend payments or repayment of principal of intercompany loans as well as the payments related to import of goods, by regulating the amount of foreign currency available to companies to conduct such transactions. These exchange controls gave rise to an unofficial U.S. dollar trading market, and the unofficial Argentine peso to U.S. dollar exchange rate in such market differed substantially from the official Argentine peso to U.S. dollar exchange rate. Due to the foreign exchange crisis generated in August 2019 and the continued reduction of the BCRA’s foreign currency reserves, the Argentine government reinstated, in 2019, rigid exchange controls and transfer restrictions, substantially limiting the ability to obtain foreign currency or make certain payments or distributions out of Argentina, which have been extended without time limitation by Decree No. 91/2019, and BCRA Communication “A” 6,862/2020. In response to these exchange restrictions, an unofficial U.S. dollar trading market developed once again. In addition, access to foreign currency and its transfer outside of Argentina can also be obtained and carried out through capital markets transactions denominated blue-chip swap, subject to certain restrictions, which is significantly more expensive than acquiring foreign currency in the FX Market.
Notwithstanding the measures adopted by the Argentine government recently, the government may impose additional exchange controls, transfer restrictions, restrictions on the free movement of capital, and may implement other measures in response to capital flight or a significant depreciation of the Argentine peso, which would adversely affect our financial condition and the results of our operations. In addition, other exchange controls could in the future further impair or prevent the conversion of anticipated dividends, distributions, or the proceeds from any sale of equity holdings in Argentina from Argentine pesos into U.S. dollars and the remittance of the U.S. dollars abroad. These restrictions and controls could further interfere with the ability of our Argentine subsidiaries to make distributions in U.S. dollars to us and thus our ability to pay dividends in the future. Such measures could lead to renewed political and social tensions, and could undermine the Argentine government’s public finances, which could adversely affect Argentina’s economy and prospects for economic growth and, consequently, adversely affect our business and results of operations, and could impair our ability to make dividend payments.
In an effort to contain the escalation of the currency exchange rate, the BCRA has been selling its reserves of U.S. dollars, which has resulted in a decrease in BCRA international reserves from US$65.7 billion as of December 2018 to US$37.0 billion as of March 2022. However, the actual net liquid international reserves of the BCRA is reported by private sources to be substantially lower. Moreover, the Argentine government has been financing all economic assistance related to the COVID-19 pandemic with a significant issuance of currency, which has also contributed to increased inflation, the demand for U.S. dollars and the devaluation of the peso.
See “Item 10. Additional Information—D. Exchange Controls.”

Changes in tax laws may have a material adverse impact on the taxes applicable to our business and may increase our tax burden.
Changes in tax laws, regulations, related interpretations and tax accounting standards in Brazil, Argentina, Uruguay, Luxembourg or the United States may result in a higher tax rate on our earnings, which may significantly reduce our profits and cash flows from operations.
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

Recently, Brazilian government initiatives have proposed changes to the Brazilian tax regime that, if enacted, could impact our business. Bill No. 3,887/2020 would replace the PIS/COFINS tax (a social contribution on gross revenues) with a new Contribution on Goods and Services (CBS), and Bill No. 2,337/2021 would comprehensively reform income taxation rules primarily by revoking the income tax exemption on the distribution of dividends by Brazilian companies while also introducing new anti-avoidance provisions for a broad variety of transactions among related parties, ending the deductibility of interest on equity expenses, extending the minimum term for the amortization of intangibles, and changing the income tax rules related to Brazilian investment funds, among other changes. More specifically, ending the deductibility of interest on equity would impact the net amount to be received by our shareholders in the form of dividends. Although these laws have not yet been enacted and it is not possible to determine at this time the exact changes that will eventually pass into law, any such changes could have adverse effects on our results and operations. Further, Brazilian government authorities at the federal, state and local levels may consider changes in tax laws to cover budgetary shortfalls resulting from the recent economic downturn in Brazil, including the impact of COVID-19. If enacted, such changes may harm our profitability by increasing our tax burden, increasing our tax compliance costs or otherwise affecting our financial condition, results of operations and cash flows. The Brazilian government regularly enacts reforms to the tax and other assessment regimes to which we and our customers are subject. Such reforms include changes in tax rates and, occasionally, enactment of temporary levies, the proceeds of which are earmarked for designated governmental purposes. The effects of these changes and any other changes that result from the enactment of additional tax reforms cannot be quantified and there can be no assurance that any such reforms would not have an adverse effect upon our business. Furthermore, such changes may produce uncertainty in the financial system, increasing the cost of borrowing and contributing to an increase in our non-performing credit portfolio. The effects of these changes and any other change that could result from the enactment of additional legislation cannot be quantified. We cannot assure you that we will be able to maintain our projected cash flow and profitability following any increases in Brazilian taxes applicable to us and our operations.
Similarly, on December 29, 2017, the Argentine government enacted Law No. 27,430, or the “Tax Reform Law,” a comprehensive tax reform which became effective on January 1, 2018. The Tax Reform Law introduced several amendments in connection with federal income tax, such as the progressive reduction of the tax rate on corporate level from 35% to a 30% applicable to the fiscal periods starting on January 1, 2018 until December 31, 2019; and to 25% applicable to the fiscal periods starting on January 1, 2020, and established that dividends or other profits distributed to Argentine resident individuals and foreign beneficiaries would be subject to taxation. Therefore, as of January 1, 2018, income tax on Argentine resident companies and branches of non-Argentine entities applies in two stages: (i) a first stage is charged at the corporate level (at a tax rate of 30% or 25%, depending on the fiscal period involved, as explained above); and (ii) a second stage is charged at the shareholder or owner level—in respect of an Argentine resident individual or a foreign beneficiary—at a tax rate of 7% or 13%, according to the fiscal period from which the distributed profit derived. Such tax treatment was amended by the Social Solidarity Law, which established: (i) the suspension of one fiscal year, beginning on January 1, 2021, of the 25% corporate income tax rate and of the 13% tax rate applicable on dividends; and that (ii) on such periods of suspension, the applicable rate on corporate income tax will be 30% and the applicable rate on dividends will be 7%. The Tax Reform Law further eliminated the equalization tax, which levied distributions made out of previously untaxed income. The sale, exchange or disposition of shares and other securities not trading in, or listed on, capital markets and securities exchanges by resident individuals and foreign beneficiaries in general is subject to tax at a rate of 15%. Non-residents can opt to be taxed at a rate of 15% on the net gain or 13.5% on the gross amount of the transaction, at the option of the seller.
On June 16, 2021, the Argentine government enacted Law No. 27,630 which amended the Argentine income tax law and replaced the fixed rate paid by Argentine companies on their corporate income from 30% to a progressive rate ranging from 25% to 35% for tax periods starting on January 1, 2021. Subject to net income amounts, companies will have to pay a fixed amount and a progressive rate over the surplus of the minimum base rate in their category. These amounts will be adjusted once a year starting on January 1, 2022 per the CPI variation. The applicable rate over profits and dividends paid to shareholders, whether they are individuals, or undivided estates residing in Argentina or foreign residents, will continue to be 7% in all cases, regardless of the tax rate paid by the company at the corporate level.
In addition, the Social Solidarity Law amended the Tax Reform Law to govern employer contributions and the applicable rates for foreign goods and created an 8% tax rate for the acquisition of digital services and a 30% rate for the acquisition services abroad and passenger transport services destined outside the country. The Social Solidarity Law also introduced other amendments to the income tax, personal assets tax, excise tax on certain goods, tax on debits and credits in local bank accounts and social security rules. It also established a new tax on certain purchases of foreign currency, a new tax debt settlement plan for certain taxpayers, and established new rates on exports of goods and services. Argentine companies are required to pay personal assets tax corresponding to Argentine resident individuals, foreign individuals and foreign entities for holding equity interests in such companies as of December 31 of each year. Under the Social Solidarity Law, the tax rate applicable to shares or interests in the capital of companies governed by the Argentine corporate law was increased from 0.25% to 0.50% of the pro rata equity value. The tax is levied on the equity stated in the latest financial statements.

These and other changes in Brazilian and Argentine tax laws could adversely affect our operations, financial condition and cash flows.

We receive certain tax benefits from Brazilian tax authorities, which we cannot assure will be maintained or renewed.
We receive certain tax benefits by virtue of our production facilities and investment projects in underdeveloped regions in Brazil. These tax incentives reduce the amount of Brazilian sales tax (Imposto sobre Operações relativas à Circulação de Mercadorias e sobre Prestações de Serviços de Transporte Interestadual e Intermunicipal e de Comunicação), or “ICMS,” due in the state of Mato Grosso do Sul as a result of the Ivinhema and Angélica mills. These benefits were most recently renewed until 2032.
We cannot assure you that the tax incentives we currently benefit from will be maintained, renewed or that we will obtain new tax incentives on favorable terms. In the event we fail to comply with specific obligations to which we are subject in connection with the tax benefits described above, such benefits may be suspended or cancelled, or we may be required to pay the taxes due in full, plus penalties, which may adversely affect us. Additionally, we cannot assure you that we will be able to renew these tax benefits when they expire, or to obtain additional tax benefits under favorable conditions. State and federal governments frequently implement changes to the tax regimes, such as changes in tax rates, which may adversely affect us or our customers. If our current tax benefits are cancelled or not renewed, we may be materially adversely affected.

Government laws and regulations in Brazil governing the burning of sugarcane could have a material adverse impact on our business or financial performance.
In Brazil, a relevant percentage of sugarcane is currently harvested by burning the crop, which removes leaves in addition to eliminating insects and other pests. The states of São Paulo, Minas Gerais and Mato Grosso do Sul, among others, have established laws and regulations that limit and/or entirely prohibit the burning of sugarcane and there is a likelihood that increasingly stringent regulations will be imposed by those states and other governmental agencies in the near future. Such limitations arise from a Brazilian federal decree that set forth the gradual elimination of the harvest by burning the crop in areas where it is possible to carry out mechanized harvest.
The strengthening of laws and regulations or a total ban on sugarcane burning would require us to increase our planned investment in harvesting equipment, which, in turn, would limit our ability to fund other investments. In addition, the state of São Paulo has imposed an obligation on growers to dedicate a certain percentage of land used for sugarcane cultivation for native or reclaimed forest area. The cost of setting aside this land is difficult to predict and may increase costs for us or our sugarcane suppliers. As a result, the costs to comply with existing or new laws or regulations are likely to increase, and, in turn, our ability to operate our plants and harvest our sugarcane crops may be adversely affected.

Risks Related to Our Common Shares

The price of our common shares may be highly volatile.
We cannot predict the extent to which investor interest in our common shares will create or be able to maintain an active trading market, or how liquid that market will be in the future. The market price of our common shares may be volatile and may be influenced by many factors, some of which are beyond our control, including:
•the failure of financial analysts to cover our common shares or changes in financial estimates by analysts;
•actual or anticipated variations in our operating results;
•changes in financial estimates by financial analysts, or any failure by us to meet or exceed any of these estimates, or changes in the recommendations of any financial analysts that elect to follow our common shares or the shares of our competitors;
•announcements by us or our competitors of significant contracts or acquisitions;
•future sales of our common shares; and
•investor perceptions of us and the industries in which we operate.
In addition, the equity markets in general have experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of our common shares, regardless of our operating performance. In the past, following periods of volatility in the market price of certain companies’ securities, securities class action litigation has been instituted against these companies. This litigation, if instituted against us, could adversely affect our financial condition or results of operations.
Our exemption as a “foreign private issuer” from certain rules under the U.S. securities laws will result in less information about us being available to investors than for U.S. companies, which may result in our common shares being less attractive to investors.
As a “foreign private issuer” in the United States, we are exempt from certain rules under the U.S. securities laws and are permitted to file less information with the SEC than U.S. companies. As a “foreign private issuer,” we are exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors, and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our common shares. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as companies that are not “foreign private issuers” whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD promulgated by the SEC under the Exchange Act, which restricts the selective disclosure of material information. As a result, our shareholders may not have access to information they deem important, which may result in our common shares being less attractive to investors.

We are a Luxembourg corporation (“société anonyme”) and it may be difficult for you to obtain or enforce judgments against us or our executive officers and directors in the United States.
We are organized under the laws of the Grand Duchy of Luxembourg. Most of our assets are located outside the United States. Furthermore, most of our directors and officers and experts reside outside the United States, and most of their assets are located outside the United States. As a result, you may find it difficult to effect service of process within the United States upon these persons or to enforce judgments outside the United States obtained against us or these persons in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the U.S. federal securities laws. Likewise, it may also be difficult for you to enforce in U.S. courts judgments obtained against us or these persons in courts located in jurisdictions outside the United States, including actions predicated upon the civil liability provisions of the U.S. federal securities laws. It may also be difficult for an investor to bring an action in a Luxembourg court predicated upon the civil liability provisions of the U.S. federal securities laws against us or these persons. Luxembourg law confers to shareholders the right to bring a derivative action on our behalf only in limited circumstances and, subject to certain conditions, only admits a shareholders’ right to bring a derivative action on our behalf.
Service of process within Luxembourg upon the Company may be possible, provided that The Hague Convention on the Service Abroad of Judicial and Extrajudicial Documents in Civil or Commercial Matters of November 15, 1965 is complied with. As there is no treaty in force on the reciprocal recognition and enforcement of judgments in civil and commercial matters between the United States and the Grand Duchy of Luxembourg, courts in Luxembourg will not automatically recognize and enforce a final judgment rendered by a U.S. court. The enforceability in Luxembourg courts of judgments entered by U.S. courts will be subject prior to any enforcement in Luxembourg to the procedure and the conditions set forth in particular in the Luxembourg civil procedure code and/or established by court interpretation, which conditions may include the following and which may evolve:
•the judgment of the U.S. court is final and duly enforceable (exécutoire) in the United States and has not been fully enforced in the United States and/or any other jurisdiction;
•the U.S. court had jurisdiction over the subject matter leading to the judgment (based on the verification of a characterized link of connection of the litigation to the judge of origin);
•the U.S. court has applied to the dispute the substantive law which would have been applied by Luxembourg courts;
•the judgment was granted following proceedings where the counterparty had the opportunity to appear, and if it appeared, to present a defense and other conditions for a fair trial have been complied with taking into account all facts and circumstances whether occurring before, during or after trial or issue and delivery of the judgment, and the judgment has not been obtained by reason of fraud;
•the U.S. court has acted in accordance with its own procedural laws;

•the judgment of the U.S. court does not contravene Luxembourg international public policy both substantive and procedural (as such term is interpreted under the laws of Luxembourg); and
•the absence of contradiction between such judgment and an already issued judgment of a Luxembourg court.
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

Our shareholders may have more difficulty protecting their interests than they would as shareholders of a U.S. corporation, which could adversely impact trading in our common shares and our ability to conduct equity financings.
Our corporate affairs are governed by our articles of association and the laws of Luxembourg, including the laws governing public limited liability companies (sociétés anonymes). The rights of our shareholders and the responsibilities of our directors and officers under Luxembourg law are different from those applicable to a corporation incorporated in the United States. In addition, Luxembourg law governing the securities of Luxembourg companies may not be as extensive as those in effect in the United States, and Luxembourg law and regulations in respect of corporate governance matters may not be as protective of minority shareholders as state corporation laws in the United States. Therefore, our shareholders may have more difficulty in protecting their interests in connection with actions taken by our directors and officers or our principal shareholders than they would as shareholders of a corporation incorporated in the United States.
Neither our articles of association nor Luxembourg law provide for appraisal rights for dissenting shareholders in certain extraordinary corporate transactions that may otherwise be available to shareholders under certain U.S. state laws. As a result of these differences, our shareholders may have more difficulty protecting their interests than they would as shareholders of a U.S. issuer.

Luxembourg and European Union insolvency and bankruptcy laws and regulations are substantially different from U.S. insolvency laws and may offer our shareholders less protection than they would have under U.S. insolvency and bankruptcy laws.
As a company organized under the laws of the Grand Duchy of Luxembourg and with its registered office in Luxembourg, we are subject to Luxembourg and European Union insolvency and bankruptcy laws and regulations in the event any insolvency proceedings are initiated against us including, among other things, Council and European Parliament Regulation (E.U.) 2015/848 of 20 May 2015 on insolvency proceedings (recast). Should courts in another European Union Member State determine that the insolvency and bankruptcy laws of that Member State apply to us (or to certain of our assets) in accordance with and subject to such European Union regulations, the courts in that Member State could have jurisdiction over the insolvency proceedings initiated against us. Insolvency and bankruptcy laws in Luxembourg or the relevant other European Union Member State, if any, may offer our shareholders less protection than they would have under U.S. insolvency and bankruptcy laws and make it more difficult for them to recover the amount they could expect to recover in a liquidation under U.S. insolvency and bankruptcy laws.

Our ability to pay dividends is restricted under Luxembourg law.
Our articles of association and the Luxembourg law of August 10, 1915, on commercial companies as amended from time to time (loi du 10 août 1915 sur les sociétés commerciales telle que modifiée), require a general shareholders’ meeting to approve any dividend distribution, except as set forth below.
Our ability to declare dividends under Luxembourg corporate law is subject to the availability of distributable earnings or available reserves, including share premium. Moreover, we may not be able to declare and pay dividends more frequently than annually. As permitted by Luxembourg corporate law, our articles of association authorize the declaration of dividends more frequently than annually by the Board of Directors in the form of interim dividends so long as the amount of such interim dividends does not exceed total net profits made since the end of the last financial year for which the annual accounts have been approved, plus any profits carried forward and sums drawn from reserves available for this purpose, less the aggregate of the prior financial year’s accumulated losses, the amounts to be set aside for the reserves required by Luxembourg law or by our articles of association for the prior financial year, and the estimated tax due on such earnings.

We are a holding company and depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments, which they may not be able to do.
We are a holding company, and our subsidiaries conduct all of our operations. We own no material assets other than the equity interests in our subsidiaries. As a result, our ability to make dividend payments depends on our subsidiaries and their ability to distribute funds to us. If we are unable to obtain funds from our subsidiaries, we will be unable to distribute dividends. We do not intend to seek to obtain funds from other sources to pay dividends.

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
On March 27, 2015, Adecoagro commenced a series of transactions for the purpose of transferring the domicile of its subsidiary, Adecoagro LP, to Luxembourg. In connection with the Adecoagro LP re-domiciliation, Adecoagro merged IFH into Adecoagro LP (Delaware) with Adecoagro LP (Delaware) as the surviving entity and on April 1, 2015 Adecoagro GP S.à r.l., a société à responsibilité limitée organized under the laws of Luxembourg, became the general partner of Adecoagro LP on April 1, 2015. Also on April 1, 2015, Adecoagro completed the re-domiciliation of Adecoagro LP (Delaware) out of Delaware to Luxembourg and Adecoagro LP without dissolution or liquidation, continued its corporate existence as Adecoagro LP S.C.S., a société comandite simple organized under Luxembourg law, effective April 2, 2015. For a detailed description of the Adecoagro LP redomiciliation see “—Corporate Development” below.
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
In 2004, we began our regional expansion and acquired a farm in Uruguay (approximately 5,086 hectares) and three farms in Western Bahia, Brazil (20,419 hectares). In 2005, we continued the expansion of our crop business in Argentina with the acquisitions of La Agraria S.A. (approximately 4,857 hectares) and Establecimientos El Orden S.A. and Cavok S.A. (approximately 15,157 hectares) and Las Horquetas farm (2,086 hectares).

In 2005, we acquired our first sugar and ethanol mill, Usina Monte Alegre S.A. (“UMA”), with a crushing capacity at that time of 0.9 million tons of sugarcane per year at the time. UMA became our platform for expansion in the Brazilian sugar and ethanol sector.
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
During 2007, we also began the expansion of our dairy business in Argentina. After five years of research, we began the construction of the first “free-stall” dairy facility with a capacity to milk 3,000 cows.
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
Additionally, in August 2010, we acquired Dinaluca S.A., an agricultural company consisting of a farm located in the province of Corrientes, Argentina, and with more than 14,000 hectares for crop production in Argentina. Further, between August and November 2011, we acquired: (i) Compañía Agroforestal de Servicios y Mandatos S.A., an agricultural Argentine company owning more than 4,900 hectares of land in the province of Santiago del Estero, (ii) Simoneta S.A., an agricultural Argentine company owning more than 4,600 hectares of land in the province of La Pampa, and (iii) 3,400 hectares of land for crop production in the province of San Luis, Argentina.
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
During October 2017, we completed the construction of our first bio-digester. The facility generates electricity by burning biogas extracted from the effluents produced in our dairy operations. On November 3, 2017, we began generating and delivering 1.4 MW of electricity to the local power grid. In addition to increasing revenues and securing our energy requirements, this facility enhances the sustainability of our free stall dairy operation by reducing greenhouse gas emissions, improving the effluent management and concentrating valuable nutrients, which are applied back to the fields.
On February 5, 2019 we acquired a peanut processing facility for $10 million. The facility is located in Dalmacio Vélez, Province of Cordoba, Argentina.
On February 8, 2019, we acquired two milk processing plants and two trademarks from SanCor Cooperativas Unidas Limitadas. One of the acquired facilities is located in the city of Chivilcoy, Province of Buenos Aires, and is primarily focused on fluid milk production for the domestic market in Argentina. The other acquired facility is located in the city of Morteros, Province of Cordoba, and produces dry milk and cheese for the export market. In addition, we acquired the intellectual property covering the brands “Las Tres Niñas” and “Angelita” and associated trademarks. Both brand names are well recognized in

Argentina and represent strong brands to market our retail consumer dairy products. The total consideration for this operation was US$47 million.
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
In connection with the Reorganization, Adecoagro converted IFH LLC from a limited liability company into IFH LP, a Delaware limited partnership owned 2% by our shareholders and, approximately 98% by Adecoagro, in each case as limited partners, and the remainder by Ona Ltd., a newly formed Maltese corporation, as its general partner. Adecoagro LLC was also converted to Adecoagro LP, a Delaware limited partnership, owned approximately 100% by IFH LP as limited partner, and the remainder by Toba Ltd., a newly formed Maltese corporation, as its general partner.
On January 28, 2011, we successfully completed the initial public offering of our shares listed on the NYSE, and on February 2, 2011, we issued 28,405,925 shares, at a price of US$11.00 per share. The shares trade under the symbol “AGRO.”
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
On March 27, 2015, Adecoagro commenced a series of transactions for the purpose of transferring the domicile of its subsidiary, Adecoagro LP to Luxembourg. In connection with the redomiciliation of Adecoagro LP, Adecoagro merged IFH LP into Adecoagro LP with Adecoagro LP (Delaware) as the surviving entity. In connection with this merger, all of the assets and liabilities of IFH L.P. vested in Adecoagro LP (Delaware), Ona Ltd became its general partner and Toba Ltd became a wholly-owned subsidiary of Adecoagro LP (Delaware). In connection with the transactions completed on March 27, 2015, Ona Ltd. assigned its general partnership interest in Adecoagro LP to Adecoagro GP S.à r.l., a société á responsibilité limitée organized under the laws of Luxembourg, on April 1, 2015. Also on April 1, 2015, Adecoagro completed the redomiciliation of Adecoagro LP (Delaware) out of Delaware to Luxembourg and Adecoagro LP, without dissolution or liquidation, continued its corporate existence as Adecoagro LP S.C.S., a société en comandite simple organized under Luxembourg law, effective April 2, 2015. Since that date the affairs of Adecoagro LP S.C.S. have been governed by its by-laws and Luxembourg law.
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
On September 21, 2017, the Company issued US$500 million principal amount of its 6.000% Senior Notes due 2027 (the “2027 Notes”). The 2027 Notes were issued pursuant to an Indenture dated as of September 21, 2017 (the “Indenture”), among us, as issuer, Adeco Agropecuaria S.A., Pilagá S.A., Adecoagro Brasil Participações S.A., Adecoagro Vale do Ivinhema S.A. and Usina Monte Alegre Ltda., as guarantors (the “Guarantors”) and The Bank of New York Mellon, as trustee, registrar, paying agent and transfer agent, and are guaranteed on a senior unsecured basis by each of the Guarantors.

On December 5, 2019, Adecoagro Vale do Ivinhema , a wholly owned subsidiary of the Company, placed R$400.0 million in Certificados de Recebíveis do Agronegócio (CRA), due in November 2027 and bearing interest at a rate of IPCA (Brazilian official inflation rate) + 3.80% per annum.
The following chart summarizes our corporate structure as of April 2021. The Restricted Subsidiaries and Unrestricted Subsidiaries shown on the chart refer to the terms "Restricted Subsidiary" and "Unrestricted Subsidiary", respectively, as defined in our Senior Notes Indenture attached hereto as Exhibit 4.43.

Principal Capital Expenditures
Capital expenditures totaled $213.0 million, $166.7 million and $256.9 million for the years ended December 31, 2021, 2020 and 2019, respectively.

B.    BUSINESS OVERVIEW

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
As of December 31, 2021, we owned a total of 219,850 hectares of land comprising 18 farms in Argentina, eight farms in Brazil and one farm in Uruguay. In addition we own and operate several agro-industrial production facilities including three rice processing facilities and one rice snack facility in Argentina, four dairy free-stall facilities with an average of 13,597 milking cows as of December 31, two milk processing facilities in Argentina, one peanut processing facility and one sunflower processing facility in Argentina, two grain handling and conditioning plants in Argentina, and three sugar and ethanol mills in Brazil with a sugarcane crushing capacity of 14.2 million tons.
We believe that we are:

•one of the largest owners of productive farmland in South America, with more than 184,000 owned and productive hectares as of December 31, 2021 (excluding legal land reserves pursuant to local regulations and other land reserves) located in Argentina, Brazil and Uruguay, producing a wide range of agricultural products;
•a leading producer of grains and oilseeds in South America. During the 2020/2021 harvest year, we harvested 217,828 hectares (including 109,178 leased hectares and 41,924 second crop hectares) and produced 733,334 tons of grains, including soybeans, corn, wheat, peanut, sunflower and cotton, among others;
•one of the largest fully integrated producers of rough (unprocessed) rice in the world, planting 44,282 hectares (including 3,839 leased hectares) and producing 346,685 tons during the 2020/2021 harvest year, which accounted for 26% of the total Argentine production according to the Confederacion de Molinos Arroceros del Mercosur or “Conmasur”. We are also a large processor and exporter of white rice (processed) in Argentina, accounting for 43% of total Argentine rice exports in 2021 (on a rough rice basis), according to Camara de Industriales Arroceros de Entre Ríos (Federacion de Entidades Arroceras);
•a leading dairy producer in South America in terms of cutting-edge technology, productivity per cow and grain conversion efficiencies, producing 173.1 million liters of raw milk during 2021, and adding value in our processing facilities. We are a leading retailer of dairy products, including three popular brands—Las Tres Niñas, Apóstoles and Angelita;
•a growing producer of sugar and ethanol in Brazil, where we currently own three sugar and ethanol mills, with an aggregate installed capacity of 14.2 million tons per year and full cogeneration capacity (i.e. the generation of electricity from sugarcane bagasse, the fiber portion of sugarcane that remains after the extraction of sugarcane juice) of 241 MW as of December 31, 2021. Our operation is highly integrated, meaning that 96% of the sugarcane crushed at our mills is supplied from our own plantations. As of December 31, 2021, our sugarcane plantation consisted of 185,806 hectares; and
•one of the leading companies in South America in the acquisition and transformation of undermanaged land to more productive uses, generating higher cash yields. We have consistently sold a portion of our fully mature farmland during each of the last 15 fiscal years. In aggregate, we have sold close to 102,913 hectares generating capital gains of approximately US$250 million.

We are engaged in three main businesses:

Farming Business

As of December 31, 2021 we owned 206,896 hectares (excluding sugarcane farms) of farmland in Argentina and Uruguay. During the 2020/2021 harvest year we held leases or entered into agriculture partnerships for an additional 109,178 hectares of arable land. We own the facilities and have the resources to store and condition 100% of our crop and rice production. We do not depend on third parties to condition our production for sale. Our Farming business is subdivided into four main businesses:

•Crops: We produce a wide range of agricultural commodities, including soybean, corn, wheat, peanut, sunflower and cotton, among others. In Argentina, our farming activities are primarily conducted in the Argentine humid pampas region, where agro-ecological conditions are optimal for low-cost production. Since 2004, we have expanded our operations throughout the center-west region of Uruguay, as well as in the northern region of Argentina. During the 2020/2021 harvest year, we planted approximately 217,828 hectares of crops, including second harvests, and produced 733,334 tons of grains. We also planted an additional 5,337 hectares where we produced over 300,782 tons of forage used to feed cattle in our dairy operation. During the current 2021/2022 harvest year, we planted approximately 234,249 hectares of crops (including second harvest) and an additional 9,784 hectares of forage.
•Rice: We own a fully integrated rice operation in Argentina. We produce irrigated rice in the northeast provinces of Argentina, where the availability of water, sunlight, and fertile soil results in a coveted region for the low-cost production of rice. We believe that we are one of the largest producers of rough (unprocessed) rice in Argentina, producing 346,685 tons during the 2020/2021 harvest year, which accounted for 26% of the total Argentine production according to Conmasur We own three rice mills that process our own production, as well as rice purchased from third parties. We produce different types of white and brown rice sold both in the domestic Argentine retail market under our own brands and abroad. During the current 2021/2022 harvest year, we planted 49,040 hectares of rice.
•Dairy : We believe that we are a leading dairy producer in South America in terms of our utilization of cutting-edge technology and in our productivity per cow and grain conversion efficiency. Through the production of raw milk, we are able to transform forage and grains into value-added animal protein. Our free-stall dairies in Argentina allow us to optimize our use of resources (land, dairy feeding cattle and capital), increase our productivity and maximize the conversion of forage and grain into raw milk. We produced 173.1 million liters of raw milk in 2021, with a daily average of 12,942 milking cows, delivering an average of 36.7 liters of milk per cow per day. In October 2017, we completed the construction of our first biodigester with 1.4 MWh of installed capacity. The facility generates electricity by burning biogas extracted from effluents produced by our milking cows. In addition to increasing revenues and securing our energy requirements, this facility enhances the sustainability of our free-stall dairy operation by reducing greenhouse gas emissions, improving the management of effluents and concentrating valuable nutrients which are applied back to the fields. In 2019, we further acquired two milk processing facilities that produce UHT and UP milk, milk powder, semi-hard cheese, yogurt and chocolate milk, among other products, with the flexibility to sell to both the domestic and export market based on relative profitability. In 2021, our facilities processed 352.5 million liters of milk, thereby producing 101 million liters of fluid milk, over 2,900 tons of semi-hard cheese, over 18,000 tons of milk powder and over four million liters of cream and cocoa flavored milk.
•All Other Segments: All other segments business primarily consists of leasing pasture to cattle farmers in Argentina. We lease over 14,935 hectares of pasture unsuitable for crop production to third-party cattle farmers.

Sugar, Ethanol and Energy Business

We cultivate and harvest sugarcane, which is then processed in our own mills to produce sugar, ethanol and energy. As of December 31, 2021, we had 185,806 hectares of sugarcane plantations in the Brazilian states of Mato Grosso do Sul and Minas Gerais, of which 10,617 hectares were planted on our own land and 175,189 hectares were planted on land leased by us under long-term agreements. We use different techniques to maximize sugarcane production. For example, we use meiosis to renew and expand harvestable areas by planting only a few rows of sugarcane, along with other products in the rest of the field. We harvest the sugarcane within six to nine months and use that production to plant sugarcane on the area where other products have been already harvested. By doing so, we maximize sugarcane plantation efficiency.
Further, we currently own and operate three sugar and ethanol mills—UMA, Angélica and Ivinhema—with a total crushing capacity of 14.2 million tons of sugarcane per year as of December 31, 2021 (assuming an average of 5,569 milling hours).
UMA is a small but efficient mill located in the state of Minas Gerais, with a sugarcane crushing capacity of 1.2 million tons per year (assuming an average of 4,800 milling hours), full cogeneration capacity and an associated sugar brand, Açúcar Monte Alegre,with a strong presence in the regional retail market. We plant and harvest 98.5% of sugarcane milled at UMA, with the remaining 1.5% acquired from third parties. UMA is also engaged in the production of organic sugar and in 2020, it exported product for the first time after having received the necessary certification to export organic sugar to the E.U. Angélica and Ivinhema are two new, modern mills, which we built in the state of Mato Grosso do Sul, with current sugarcane crushing capacities of 5.6 and 7.4 million tons per year, respectively (assuming an average of 5,333 and 5,920 milling hours, respectively). Both mills are located 45 kilometers apart, and form a cluster surrounded by one large sugarcane plantation. Angelica and Ivinhema are equipped with high-pressure steam boilers and turbo-generators with the capacity to use all sugarcane bagasse by-product to generate electricity. Approximately 32% of electricity generated is used to power the mill and the excess electricity is sold to the local power grid, which means our mills have full cogeneration capacity.
In the year ended December 31, 2021, we crushed 10.9 million tons of sugarcane. Our mills produce both sugar and ethanol, and accordingly, we have some flexibility to adjust our production (within certain capacity limits that generally vary between 40% and 80%) between sugar and ethanol, to take advantage of more favorable market demand and prices at given points in time. In the year ended December 31, 2021 we produced 546,819 tons of sugar and 534,603 cubic meters of ethanol.

In 2020 we began to sell carbon credits or “CBios” under the RenovaBio program. The RenovaBio program is designed by the Brazilian government to cut carbon emissions by discouraging fossil fuel consumption while encouraging the production of renewable energy. Under this program, a carbon credit market is established in which sellers of fossil fuels have to acquire a mandatory quota of carbon credits set based on the amount of non-renewable fuels sold by them in the prior year. Issuers of CBios are biofuel producers whose mills have been certified by the ANP and awarded a score based on how “green” their mill operation is. This score acts as a multiplier for the amount of CBios the mill can issue for every cubic meter of ethanol it sells. CBios, in turn, are financial instruments traded on the B3. Prices are based on the supply of and demand for those credits. In 2021, we sold 504,000 CBios at an average unit price of R$41.20 (average net price of US$7.30).

Land Transformation Business
We acquire farmland that we believe is undeveloped or underutilized. By implementing cutting-edge production technology and agricultural best practices, we render this land suitable for more productive uses, enhance yields and increase its overall value. We promote sustainable land use through our land transformation activities, which seek to promote environmentally responsible agricultural production and a balance between production and ecosystem preservation. We do not operate in heavily wooded areas or wetland areas.
Moreover, from time to time, we seek to recycle our capital by selling a portion of its fully developed farms. This allows us to monetize capital gains generated by land transformation activities and allocate our capital to acquire land with higher transformation potential or to deploy it in other businesses, thereby enhancing return on invested capital. During the 19-year period since our inception, we have effectively put into production over 171,000 hectares of land that were previously undeveloped or undermanaged. We realize and capture land transformation value through the strategic disposition of assets that have reached full development potential. We believe that the rotation of our land portfolio allows us to efficiently reallocate capital and maximize our return on invested capital. Our current land portfolio consists of 219,850 hectares (net of minority interests) distributed throughout our operating regions as follows: 93% in Argentina, 6% in Brazil, and 1% in Uruguay. During the last 15 years, we sold 25 of our fully mature farms, generating capital gains of approximately US$250 million.

The following table sets forth, for the periods indicated, certain data relating to our land transformation business:

	Year Ended December 31,
	2021	2020	2019
Undeveloped/undermanaged land put into production (hectares)	—	1,903	—
Ongoing transformation of arable land (hectares)	123,313	123,313	126,854
Number of farm sold (1)	—	2	1
Hectares sold (2)	—	5,444	6,082
Capital gains from the sale of land (in thousands of US$) (1)	—	1,500	9,376
(1) In 2020, we sold the Huelen farm (amounting to 4,633 hectares) and a 811 hectares plot of the Abolengo farm.
(2) Includes the sale of non-controlling interests in farmland companies.

Our Competitive Strengths

•Unique and strategic asset base. We own strategically located farmland and agro-industrial assets in Argentina, Brazil and Uruguay. We continuously improve our operations and practices, resulting in the reduction of operating costs and an increase in productivity and ultimately enhancing the value of our properties and generating capital gains. Our operations also benefit from strategically located industrial facilities throughout Argentina and Brazil, increasing operating efficiencies and reducing operating and logistical costs. We are vertically integrated where economics and returns are attractive, where the efficiency of our primary operation is significantly enhanced, or where lack of a competitive market results in the absence of a transparent price determination mechanism. Our diversified asset base creates valuable synergies and economies of scale, including (i) the ability to transfer the technologies and best practices that we have developed across our business lines, (ii) the ability to apply value-adding land transformation strategies to farmland in connection with our farming and sugarcane operations, and (iii) a greater ability to negotiate more favorable terms with our suppliers and customers.

Owning a significant portion of the land on which we operate is a key element of our business model.

•Low-cost production leveraging agro-ecological competitive advantages. Each of the commodity products we grow is produced in regions where agro-ecological conditions provide competitive advantages and which, through the implementation of our efficient and sustainable production model, allow us to become one of the lowest cost producers.

•Our grain and oilseed production is based in the humid Argentine pampas region, where soil fertility, regular rainfalls, temperate climate, the availability of land and the relative proximity to ports contribute to the reduced use of fertilizers and agrochemicals, high productivity and stable yields and efficient logistics, ultimately resulting in one of the lowest costs per ton of grain produced and delivered.
•Our rice operation is located in the northeast provinces of Argentina, one of the best rice farming regions in the world due to plentiful sunlight, the abundant availability of water for low-cost irrigation, and a large potential for expansion.
•Our dairy operation is situated in the humid Argentine pampas region, where cow feed (grains, oilseeds and forage) is efficiently and abundantly produced at a low cost and climate and sanitary conditions are optimal for cow comfort, which enhances productivity, cow reproduction rates and milk quality.
•We produce sugarcane in the states of Mato Grosso do Sul and Minas Gerais in Brazil, where the combination of soil and climate result in high sugarcane productivity and quality, resulting in one of the lowest production costs in the world (significantly lower than other major sugar producing regions, including India, China, the United States, the United Kingdom, France and Germany).

•Standardized and scalable agribusiness model applying technological innovation. We have consistently used innovative production techniques to ensure that we are at the forefront of technological improvements and environmental sustainability standards in our industry. We are implementing an agribusiness model that consists of specializing our workforce and defining standard protocols to track crop development and control production variables, thereby enhancing management decision-making. We further optimize our agribusiness model through the effective implementation and constant adaptation of a portfolio of advanced agricultural and information technologies and best practices tailored to each region in which we operate and commodity we produce, allowing us to improve our crop yields, reduce operating costs and maximize margins in a sustainable manner.

•In our Farming business, we use “no-till” technology as the cornerstone of production in our Crops segment and have been able to implement this technique in areas within our production regions where it was not previously used. Furthermore, we also utilize crop rotation, second harvests, integrated pest management, balanced fertilization, water management and mechanization. Additionally, we use the silo bag storage method, utilizing large polyethylene bags with a capacity of 180 to 200 tons which can be left on the field for 12 months, resulting in low-cost, scalable and flexible storage on the field during harvest, which we believe allows us to expand our crop storage capacity at a low cost, generate important logistic and freight savings by moving our production in the off-season when freight fares are lower, and time the entry of our production into the market at optimal price points. See “—Operations and Principal Activities—Farming—Storage and Conditioning.”

•In our Dairy segment, we believe that we were the first company in South America to implement the “free-stall” production system, resulting in more efficient conversion of feed to raw milk and higher production rates per cow compared to our peers in the region.

•In our Sugar, Ethanol and Energy segment, our sugarcane cluster, composed of the Ivinhema and Angélica mills: (i) has a highly mechanized planting and harvesting operation, which has increased our sugarcane production, reduced our operating costs and contributed to environmental sustainability by eliminating the need to burn the sugarcane before harvest; (ii) has the capacity to use all the bagasse (a by-product of the sugar and ethanol production process) that is produced, with almost no incremental cost, to cogenerate 225 MW of clean and renewable energy; (iii) can process 54,480 tons of sugarcane per day and (iv) can recycle by-products such as filter cake and vinasse, by using them as fertilizers in our sugarcane fields, as well as recycling water and other effluents, generating important savings in input costs and protecting the environment.

•Unique diversification model to mitigate cash flow volatility. We pursue a unique, multi-tier diversification strategy to reduce our exposure to production and market fluctuations that may impact our cash flow and operating results. We seek geographic diversification by spreading our portfolio of farmland and agro-industrial assets across different regions of Argentina, Brazil and Uruguay, thereby lowering our risk exposure to weather-related losses and contributing to stable cash flows. Additionally, we produce a variety of products including soybeans, corn, wheat, peanut, sunflower, cotton, barley, sorghum, rice, raw milk, sugar, ethanol and energy, which lowers our risk exposure to potentially depressed market conditions of any specific product. Moreover, through vertical integration in the Rice, Dairy and the Sugar, Ethanol and Energy businesses, we process and transform a portion of our agricultural commodities into branded retail products, reducing our commodity price risk and our reliance on the standard market distribution channels for unprocessed products. Finally, our commercial committee defines our commercial policies based on market fundamentals and logistical and production data to develop a customized sale/hedge risk management strategy for each product.

•Expertise in acquiring farmland with transformation and appreciation potential. Since our inception in 2002, we have executed transactions for the purchase and disposition of land for over US$780 million and sold over 100,000 hectares of developed land, generating capital gains of approximately US$250 million. We believe we have a superior track record and have positioned ourselves as a key player in the land business in South America. Our business development team has gained extensive expertise in evaluating and acquiring farmland throughout South America and has a solid understanding of the productivity potential of each region and of the potential for land transformation and appreciation. To date, we have analyzed over 11 million hectares of farmland spread throughout the regions in which we operate and other productive regions in the world. We have developed a methodology to assess farmland and to appraise its potential value with a high degree of accuracy and efficiency by using information generated through sophisticated technology, including satellite images, rain and temperature records, soil analyses, and topography and drainage maps. Our management team has gained extensive experience in transforming and maximizing the appreciation potential of our land portfolio through the implementation of our agribusiness techniques described above. We also have an extensive track record of rotating our asset portfolio to generate capital gains and monetize the transformation and appreciation generated through our land transformation activities and agricultural operations.

•Experienced management team and knowledgeable employees. Our personnel are our most important asset. We have an experienced senior management team with an average of more than 20 years of experience working in our sector and a solid track record of implementing and executing large-scale growth projects, such as land transformations, greenfield developments of industrial plants, and integrating acquisitions within our organization. Recruiting technically qualified employees at each of our farms and operating sites is a main focus of our senior management and a key to our success.

Our Business Strategy
We intend to maintain our position as a leading agricultural company in South America by expanding and consolidating each of our business lines, creating value for our shareholders. The key elements of our business strategy are as follows:

•Expand our Farming business through organic growth, leasing and strategic acquisitions. We will continue to seek opportunities for organic growth, target attractive acquisition and leasing opportunities and strive to maximize operating synergies and achieve economies of scale in each of our three main Farming business areas (crops, rice and dairy). We believe that the execution risk associated with these projects will not be significant as we are investing in existing operations that are highly efficient. Moreover, our expected results do not rely exclusively on rising commodity prices, which we expect to remain flat.

•Crops: In February 2019, we acquired a state-of-the-art peanut processing facility strategically located in Córdoba province, Argentina’s largest peanut production area. This plant is equipped with high-performance equipment and comprises a shelling plant, a blanching plant and a seed treatment plant. It has a shelling capacity of 80,000 tons per year, a blanching capacity of 36,000 tons per year, and a storage capacity of 50,000 tons of in-shell peanuts (which will increase to 67,000 by the end of 2022). Moreover, we recently expanded our finished products storage capacity from 7,500 tons to 10,000 tons (4,200 of which are under cold storage). The plant also has a drying capacity of 1,200 tons (at a 14% input moisture). The plant has been granted all necessary certifications and permits, which allow us to satisfy demand in selective global markets that pay a premium for Argentine peanut because of its superior quality. Our increased focus in the segment will allow us to reduce costs by (i) saving in tolling and brokerage fees, (ii) consolidating and exporting our production from our on-site customs, (iii) reducing operational risks and (iv) having access to land at competitive prices by managing crop rotation ourselves, among others.

•Rice: We completed investments in the segment that have enabled us to increase productivity at the farm level, improve our rice processing and distribution capabilities, and increase the value of main by-products. Some of our investments in this segment include: (i) the implementation of zero-level technology in over 30,000 hectares, which has considerably reduced water consumption at the farm, and increased yields by providing better germination, uniform irrigation and lower losses during harvest; (ii) the increased use of our own machinery for planting and harvesting activities, which has allowed us to seek optimal harvest timing; and (iii) the installation of an on-site dryer at our Oscuro farm, which added efficiency to our grain storage and handling and reduced transportation and other costs. At the industrial level, we constructed a parboil plant that has allowed us to increase our processing volume and produce a higher-margin product.

•Dairy: As of December 2021, we had four fully operative free-stall facilities with an occupancy of 13,742 cows. We continue with our strategy of growing and securing corn silage to feed additional cows. As for the biodigester, energy production is stabilized and generating attractive results.

Additionally, since February 2019 we are owners of two milk processing facilities acquired from SanCor Cooperativas Unidas Limitadas. Both plants are well equipped and strategically located. The facility located in the city of Morteros, Province of Córdoba, is at the center of Argentina’s largest dairy basin and has a processing capacity of 840 thousand liters per day aimed at producing powdered milk and cheese, mainly destined to the export market. The facility located in Chivilcoy, in the province of Buenos Aires, is halfway between our dairy free-stall facilities and the city of Buenos Aires, the largest fluid dairy market. The processing capacity of this facility is 555.000 liters per day aimed at producing mostly fluid milk. These acquisitions are part of our long term growth strategy, consistent with our strategy for our crops, rice, sugar, ethanol, and energy businesses. We believe that being vertically integrated allows us to control the supply chain, which in turn enhances efficiencies and increases margins, and provides us with the flexibility to sell into the export and domestic markets, based on relative profitability with a view to generate attractive returns.

• Consolidate our sugar and ethanol cluster in Mato Grosso do Sul. Our main strategy for our sugar and ethanol business is to consolidate our cluster in the state of Mato Grosso do Sul in Brazil by ramping up production at our Ivinhema and Angelica mills, which have a nominal capacity of 13 million tons per year. See “ —Operations and Principal Activities—Sugar, Ethanol and Energy—Our Mills.” The consolidation of the cluster has generated important synergies, operating efficiencies and economies of scale such as (i) a reduction in the average distance from sugarcane fields to mills, generating important savings in sugarcane transportation expenses; (ii) a single centralized management team, reducing total administration cost per ton of sugarcane milled; and (iii) a large sugarcane plantation supplying two mills, which permits non-stop harvesting. Our sugarcane cluster in Mato Grosso do Sul has allowed us to become one of the most efficient and low cost producers of sugar, ethanol and energy in Brazil. Additionally, we plan to continue to monitor closely the Brazilian sugar and ethanol industries and may pursue selective acquisitions that provide opportunities to increase our economies of scale, operating synergies and profitability.
We remain focused on finding ways to continue maximizing efficiency and generating additional synergies and cost dilution. In this process, our operating teams identified certain bottlenecks in our industrial operations that were removed with minimal investments and allowed us to increase crushing volumes per hour and total capacity per year. In 2021, we inaugurated a molecular sieve at our Ivinhema mill, which increased our ethanol dehydration capacity by 50%. Prior to this investment, the only mill capable of producing anhydrous ethanol was the Angelica mill. This increase in our dehydration capacity is as a commercial tool that enhances the efficiency and sustainability of our operations and increases our production flexibility. Combined with our high ethanol storage capacity, it enables us to carry over stocks and places us in a solid position to benefit from higher expected prices.

• Further increase our operating efficiencies while maintaining a diversified portfolio. We intend to continue to focus on improving the efficiency of our operations and maintaining a low-cost structure to increase our profitability and protect our cash flows from commodity price cycle risk. We seek to maintain our low-cost platform by (i) making additional investments in advanced technologies, including those related to agricultural, industrial and logistical processes and information technology, (ii) improving our economies of scale through organic growth, strategic acquisitions, and more efficient production methods, and (iii) fully utilizing our resources to increase our production margins. In addition, we intend to mitigate commodity price cycle risk and minimize our exposure to weather related losses by (a) maintaining a diversified product mix and vertically integrating production of certain commodities and (b) geographically diversifying the locations of our farms.

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

Operations and Principal Activities

Farming Business
Our Farming business is divided into three main reportable operating businesses: Crops, Rice and Dairy. We conduct our Farming operations on our own land and on land leased from third parties. During the 2020/2021 harvest year, our Farming operations were conducted on 262,110 hectares of land; of this land, 111,009 hectares (excluding sugarcane farms) were owned by us, 41,924 hectares were second harvest areas, and 109,178 hectares were leased. During the 2019/2020 harvest year, our Farming operations were conducted on 237,806 hectares of land; of this land, 105,883 hectares (excluding sugarcane farms) were owned by us, 34,556 were second harvest areas, and 97,367 hectares were leased. During the 2018/2019 harvest year, we conducted our Farming operations on 225,115 hectares of land; of this, 107,681 hectares (excluding sugarcane farms) were owned by us, 31,127 were second harvest areas, and 86,307 hectares were leased.
The following table sets forth our production volumes for each of our farming business lines.

	Harvest Year
	2020/2021	2019/2020	2018/2019
Production	(in tons)
Crops (tons) (1)	733,334	720,059	652,169
Rice (tons) (2)	346,685	278,348	239,779
Total	1,080,019	998,407	891,948

	Year Ended December 31,
	2021	2020	2019
Dairy (thousands of liters)(3)	173,148	145,192	120,069
________________________________________________________________________________________________
(1) Crop production does not include 300,782 tons, 226,821 tons, and 212,650 tons of forage produced in the 2020/2021, 2019/2020 and 2018/2019 harvest years, respectively. It also does not include the soybean planted in Brazil in 2020/2021 as cover crop during the implementation of the agricultural technique known as meiosis. Revenues corresponding to the sale of this product are booked in the Sugar, Ethanol and Energy segment.
(2)    Expressed in tons of rough rice.
(3)    Raw milk produced.

Crops Business (Grains, Oilseeds and Cotton)
Our agricultural production is mainly based on planting, growing and harvesting crops over our owned arable area. During the 2020/2021 harvest year, we planted crops on approximately 223,165 hectares, including our owned land, leased land and second harvest areas. In mid-2021, we began planting crops pertaining for the 2021/2022 harvest year, which was concluded in the first quarter of 2022, with a total planted area of 244,033 hectares (including forage). Our main products include soybean, corn, wheat, peanut, sunflower and cotton. Other products, such as sorghum and barley, are sown occasionally and represent only a small percentage of total sown land.
Our crop production process is directly linked to the geo-climatic conditions of our farms and our crop cycles, which define the periods for planting and harvesting our various products. Our crop diversification and the location of our farms in various regions of South America enable us to implement an efficient planting and harvesting system throughout the year, which includes second harvests in many cases. Our production process begins with the planting of each crop. After harvesting, crops may go through a processing phase where the grains or seeds are cleaned and dried to reach the required market standards. For additional discussion on our harvest years and the presentation of production and product area information in this annual report, see "Presentation of Financial and Other Information—Fiscal Year and Harvest Year."
The following table sets forth, for the harvest years indicated, the planted areas for our main products:

	Harvest Year
	2020/2021	2019/2020	2018/2019
Planted Area	(in hectares)
Soybean (1)	68,315	73,685	73,309
Corn (2)	56,568	61,112	46,787
Wheat (3)	44,392	32,799	40,210
Sunflower	16,164	6,818	3,825
Cotton	3,519	4,461	5,316
Peanut	26,123	16,814	15,479
Others (4)	2,747	574	881
Forage (5)	5,337	6,758	5,828
Total	223,165	203,020	191,635
________________________________________________________________________________________________
(1) Includes soybean first crop and second crop planted area.
(2) Includes sorghum.
(3) Includes barley crop.
(4) Includes beans, chia and sesame.
(5) Forage includes corn silage, wheat silage and sorghum used for feeding cattle in our dairy operation.
 The following table sets forth, for the harvest years indicated, the production volumes for our main products:

	Harvest Year
	2021/2022	2020/2021	2019/2020	2018/2019
Production(1)	(in tons)
Soybeans (2) (3)	1,510	172,969	181,259	187,226
Corn (2)	33,726	327,164	364,176	295,990
Wheat	137,749	122,749	104,236	114,809
Sunflower (2)	32,882	28,436	12,652	5,937
Cotton lint (2)	28	1,772	1,490	422
Peanut (2)	—	77,891	55,630	47,785
Others	120	2,353	616	—
Total (2)	206,015	733,334	720,059	652,169
________________________________________________________________________________________________
(1) Crop production does not include 300,782 tons, 226,821 tons and 212,650 tons of forage produced in the 2020/2021, 2019/2020 and 2018/2019 harvest years, respectively.
(2) As of the date of this annual report, the harvest of soybean, corn, peanut, sunflower and cotton pertaining to the 2021/2022 harvest year is ongoing. The only crop that has been fully harvested is wheat.
(3) Does not include the soybean planted in Brazil in 2020/2021 as cover crop during the implementation of the agricultural technique known as meiosis. Revenues corresponding to the sale of this product are booked in the Sugar, Ethanol and Energy segment.

The following table below sets forth, for the periods indicated, the sales volume for our main products:

	Year Ended December 31,
	2021	2020	2019
Sales	(In thousands of US$)
Soybeans (5)	56,997	44,732	46,386
Corn (1)	57,504	45,088	61,332
Wheat (2)	27,267	15,109	20,318
Sunflower	16,618	10,925	8,430
Peanut	60,422	46,983	28,994
Other crops (3)	10,086	7,277	3,478
Adjustments (4)	11,836	(1,653)	(2,492)
Total	240,730	168,461	166,446
________________________________________________________________________________________________

(1) Includes sorghum.
(2) Includes barley.
(3) Includes cotton, other crops and farming services.
(4) Refers to the accumulated adjustment of hyperinflation in the accounting translation for our Crops segment sales.
(5) Does not include revenue corresponding to the sale of soybean planted in Brazil in 2020/2021 as cover crop during the implementation of the agricultural technique known as meiosis. Revenues corresponding to the sale of this product are booked in the Sugar, Ethanol and Energy segment.

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
Soybeans comprised, 5.2%, 5.5%, and 5.1% of our total consolidated sales in 2019, 2020, and 2021 respectively.

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
Corn comprised 6.9% of our consolidated sales in 2019, 5.5% of our consolidated sales in 2020, and 5.1% of our consolidated sales in 2021.

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
Wheat comprised 2.3% of our total consolidated sales in 2019, 1.8% of our total consolidated sales in 2020, and 2.4% of our total consolidated sales in 2021.
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
Sunflower comprised 1.0% of our total consolidated sales in 2019, 1.3% in 2020, and 1.5% in 2021.
Since early 2019, we operate a sunflower processing facility located in Buenos Aires province, Argentina. This enables us to control processing activities and develop direct and long term relationships with different customers around the world.

Peanut

Peanut is a summer legume that has its harvesting process divided in two stages: (1) digging, which implies loosening the plant, cutting the taproot and inverting the plant; and (2) combining which means separating the pods from the vines. Planting activities begin in October and approximately 150 days after planting, digging activities take place. In Argentina, all peanuts grown are high oleic. Córdoba province is Argentina's largest peanut production area due to its optimal agro-climatic conditions, which have led many processing industries to install there.
Argentina is positioned among the most important players in the production and export of peanuts, with high technological levels both in terms of production as well as processing. Argentina exports more than 90% of the peanuts it produces and its main market is the E.U., followed by Russia and Latin America. Its main competitors are the United States, Brazil and China. We grow peanuts in the center region of Argentina.
Peanut comprised 3.3% of our total consolidated sales in 2019, 5.7% of our total consolidated sales in 2020 and 5.4% of our total consolidated sales in 2021.
Since early 2019, we own and operate a peanut processing facility equipped with cutting-edge technology. This vertical integration is in line with our strategy to grow our peanut business as it enables us to control processing activities and develop direct and long term relations with different customers around the world.

Forages
We are engaged in the production of forage in Argentina, including corn silage, wheat silage and sorghum silage. We use forage as cow feed in our dairy operation. During the 2020/2021 harvest year, we planted 5,337 hectares of forage and produced 300,782 tons of forage.

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
The following table sets forth, for the harvest years indicated, the total number of planted rice hectares we owned and leased as well as the overall rough rice we produced:

	Harvest Year
Rice Product Area and Production	2021/2022	2020/2021	2019/2020	2018/2019
Owned planted area (hectares)	43,009	40,444	39,162	37,608
Leased planted area (hectares)	6,031	3,839	2,382	1,700
Total rice planted (hectares)	49,040	44,282	41,544	39,308
Rough rice production (tons) (1)	215,252	346,685	278,348	239,779
(1) As of the date of this annual report, the harvest of rice pertaining to the 2021/2022 harvest year is ongoing.
We grow rice on four farms owned by us and four farms leased by us, all located in Argentina. In the 2018/2019 harvest year, we planted approximately 39,308 hectares and produced a total of 239,779 tons of rice, which represented 17% of our total planted area and 27% of our total farming production. In the 2019/2020 harvest year, we planted approximately 41,544 hectares and produced 278,348 tons of rice, which represented 17% of our total planted area and 28% of our total farming production. In the 2020/2021 harvest year, we planted approximately 44,282 hectares and produced 346,685 tons of rice, which represented 17% of our total planted area and 32% of our total farming production. In the ongoing 2021/2022 harvest year, we planted approximately 49,040 hectares of rice, which have not been fully harvested as of the date of this annual report.
Rice comprised 11.4% of our total consolidated sales in 2019, 12.5% in 2020 and 12.0% in 2021.

Rice Production Process
The rice production cycle lasts approximately five to six months, beginning in September of each year and ending in April of the following year. Rice planting continues until November, followed by treatment of the rice, which lasts approximately three months, until January. Our harvest begins in February and lasts until April. After harvesting, the rice is ready for processing.
We process rice in our three rice mills in Argentina, where we are able to process our entire rice crop and utilize our excess milling capacity to process rough rice we purchase from third party growers.
At the mill, we clean the rice to remove all impurities. We then put it through a dryer to remove excess moisture from the grains. Proper drying results in increased storage life, prevents deterioration in quality and leads to optimum milling. Once dried, the rice grain, now known as rough rice or paddy rice, is ready for storage. We store rice in elevators or in silo bags until milling. During the milling process, the rough rice goes through a dehusking machine that removes the husk from the kernel. The rice that is obtained after this process is known as brown rice and is ready for human consumption. Brown rice becomes white rice after it is polished to remove the excess bran.
The main objective of the milling process is to remove the husk and the bran, preserving the quality of the whole grain. Although the process is highly automated and uses advanced technology, some rice grains are broken in the process. The percentage of broken rice depends on a number of factors such as the crop development cycle at the farm, the variety of the grain, the handling and the industrial process. Average processing of rough rice results in 58.5% white rice, 13.0% broken rice, 20.0% rice husk and 8.5% bran rice, which is sold for use as cattle feed or floor bedding in the poultry business.

	Year Ended December 31,
	2021	2020	2019
Processed Rice Production	(in tons)
Rough rice processed — own	306,602	263,637	250,427
Rough rice processed — third party	12,130	26,393	24,920
Total rough rice processed	318,732	290,030	275,347

	Year Ended December 31,
	2021	2020	2019
Processed Rice Sales	(in thousands of $)
Total Sales	134,869	101,862	101,156
Rice comprised 11.4% of our total consolidated sales in 2019, 12.5% in 2020 and 12.0% in 2021.

Rice Seed Production
In our rice seed facility in Argentina, we are involved in the genetic development of new rice varieties adapted to local conditions to increase rice productivity and quality to improve both farm production as well as the manufacturing process. In connection with these efforts, we have entered into agreements with selected research and development institutions such as the National Institute of Agriculture Technology (Instituto Nacional de Tecnología Agropecuaria, or “INTA”) in Argentina, the Instituto Riograndense do Arroz or “IRGA” in Brazil, the Híbridos de Arroz para América Latina or “HIAA” in Colombia, the Latin American Fund for Irrigated Rice (Fondo Latinoamericano para Arroz de Riego, or “FLAR”) in Colombia, the Santa Catarina State Agricultural Research and Rural Extension Agency (Empresa de pesquisa Agropecuária e Extensão Rural de Santa Catarina, or “EPAGRI”) in Brazil and Badische Anilin- und Soda-Fabrik (“BASF”) in Germany. Our own technical team is continuously testing and developing new rice varieties. Our first rice seed variety, Ita Caabo 105, was released to the market in 2008. In 2011 we released our second variety Ita Caabo 110, and at the beginning of 2014 we released our third variety, Ita Caabo 107. We are currently experimenting with a wide range of varieties to continue improving our productivity in addition to the development of a hybrid line. These seeds are both used at our farms and sold to rice farmers in Argentina, Brazil, Uruguay and Paraguay. We are also developing, alongside BASF, a herbicide-tolerant rice variety to assist in the control of harmful weeds.

Dairy Business
We conduct our dairy operation in our farms located in the Argentine humid pampas region. This region is one of the best places in the world for producing raw milk at a low cost, due to the availability of grains and forages produced efficiently and at low cost, and due to the favorable weather for cow comfort and productivity. Our dairy operation consists of four free-stall dairy facilities with an occupancy of 13,742 milking cows as of December 2021, and a total capacity of 14,400.
The following table sets forth, for the periods indicated below, the total number of our dairy cows, average daily milk production per cow and our total milk production:

	Year Ended December 31,
Dairy Herd & Production	2021	2020	2019
Total dairy herd (head) (1)	13,742	11,477	9,781
Average milking cows (2)	12,942	10,876	9,066
Average daily production (liters per cow) (2)	36.7	36.5	36.3
Total production (thousands of liters)	173,148	145,192	120,069
 (1) As of December.
(2) Annual average.

	Year Ended December 31
Dairy Sales	2021	2020	2019
	(In thousands of $)
Sales	183,054	133,474	83,822
Dairy comprised 9.4% of our total consolidated sales in 2019, 16.3% for 2020 and 16.3% for 2021 respectively.
Our four free-stall dairy facilities are fully ramped up and are delivering high productivity levels. In 2020, we began the construction of our fourth free-stall facility, which was finalized in February 2021 and will allow us to reach a capacity of over 14,000 total milking cows. We believe this investment is a unique opportunity to leverage Argentina’s competitive advantages in transforming vegetable protein into milk protein, our operational expertise, and the positive outlook for global and local milk prices.
We own two milk processing facilities acquired from SanCor Cooperativas Unidas Limitadas in February 2019, in addition to the Las Tres Niñas and Angelita trademarks, both of which are well-known in Argentina and represent a solid sales vehicle for retail and consumer dairy products. Our milk facilities produce UHT and UP milk, powdered milk and semi-hard cheese, among others. Our facilities have a total installed reception capacity of 2.4 million liters per day and an installed processing capacity of 1.4 million liters of raw milk per day. To account for the difference between total installed capacity and actual utilization, we must account for the efficiency rate of our machines, maintenance works, number of working days and number of personnel shifts, among other variables. In 2021, we processed 352.5 million liters of raw milk.
Our Chivilcoy industrial facility is located in the city of Chivilcoy, in the province of Buenos Aires, and is primarily focused on fluid milk production for the domestic market. It has an installed processing capacity of 555,000 liters per day and an installed milk reception capacity of 1.2 million liters per day. The facility has an installed processing capacity of 510,000 liters of UHT milk and 45,000 liters of yogurt, cream and cocoa flavored milk. In 2021, we processed 112.4 million liters of raw milk in the Chivilcoy facility.
Our Morteros industrial facility is located in the city of Morteros, in the province of Córdoba, and produces powdered milk and semi-hard cheese primarily for the export market. Morteros plant has an installed processing capacity of 840,000 liters per day (550,000 liters for milk powdered and 290,000 liters for cheese), and it has an installed milk reception capacity of 1.2 million liters per day. In 2021, we processed 235.7 million liters of raw milk in the Morteros facility.

Dairy Production Process
We wean calves during the 24 hours subsequent to birth and during the next 60 days raise them on pasteurized milk and high protein meal. Male calves are fed concentrates and hay for an additional three months in the farm before they are sent to our feedlot or to third party feedlots to be fattened for sale. Young heifers remain in open corrals during the next 13 months where they are fed with concentrates and forage until they are ready for breeding. Calving occurs nine months later. Heifers are subsequently milked for an average of 320 days. Dairy cows are once again inseminated during the 42 to 90-day period following calving. This process is repeated once a year for a period of three or four years. The pregnancy rate for our herd is between 85% and 90% per year.
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
This increased productivity and conversion rate are primarily due to improved cow comfort and an enhanced diet quality. We assess cow comfort through the engagement of expert consultants, who recommended designing beds covered with sand. The sand plays a significant role in helping cows to rest comfortably. Additionally, we installed a cooling system to increase cow comfort as well. This system relies on water sprinklers and ventilation fans located all over the facility to create a controlled, cool atmosphere, which improves cow comfort as the Holstein herd is originally adapted to cold regions. Additionally, we manage diet quality by adapting our feeding regime based on the various feeding stages in the lifetime of each cow. The actual feeding is fully mechanized, and we carefully control the harvesting and storage of feed. The control of all productivity variables, such as reproduction, health and operations, supports efficiency gains through standardized processes. Finally, the physical concentration of the animals facilitates efficient overall management of the Dairy business as a whole. In terms of the environment, the free-stall model allows for a better effluent treatment, which includes a sand-manure separator stage, a decantation pool and an anaerobic lagoon. All these processes help to decrease the organic matter content of the effluent and deliver a cleaner output. The final treated effluent is used to fertigate crops adjacent to the dairy operation. Accordingly, we transform dairy waste into a high value-added by-product, which reduces fertilizer usage.
During October 2017, we completed the construction of our first biodigester. This facility enhances the sustainability of our free-stall dairy operation by reducing greenhouse gas emissions, improving the effluent management and concentrating valuable nutrients which are applied back to the fields. It generates electricity by burning biogas extracted from the effluents produced by our milking cows. On November 3, 2017, we began generating and delivering 1.4 MW of electricity to the local power grid. In addition to enhancing in the sustainability of our diary operation, it increases revenues and secures our energy requirements.

All Other Segments
All Other Segments primarily encompass our cattle business. Our cattle segment consists of pasture land that is not suitable for crop production due to soil quality and is leased to third parties for cattle grazing activities.
We currently own 55,509 hectares of cattle grazing land located in the Argentine provinces of Corrientes, Santa Fe, Formosa and Santiago del Estero. In 2021, we entered into new lease agreements with third-party cattle farmers for a total area of 14,935 hectares.

Storage and Conditioning for the Farming Business

Our storage and conditioning facilities in the Farming business allow us to condition, store and deliver our products with no third-party involvement. All our crop storage facilities are located close to our farms, allowing us to (i) reduce storage and conditioning costs; (ii) reduce freight costs since we only commence moving the product once the final destination is determined, whether locally or to a port; (iii) capitalize on fluctuations in the prices of commodities; and (iv) improve commercial performance by mixing grains to avoid discounts due to substandard quality.
We own two conditioning and storage facilities for grains and oilseeds, with a total built storage capacity of 37,000 tons. One of our facilities has a capacity of 12,500 tons and is located in the province of Santa Fe, Argentina, in the town of Christophersen. It has a railway loading terminal, providing logistical flexibility and savings. Our other facility is located in Buenos Aires province close to Bahía Blanca’s deep water port, in an area where we produce 120,000 tons of grains. In addition, our peanut processing facility has the capacity to store 10,000 tons of finished product (and 50,000 of in-shell product), while our sunflower processing facility has the capacity to store 4,000 tons of sunflower. We also own in Argentina three rice mills, which account for over 126,500 tons of total storage capacity, and one additional conditioning facility for rice handling, with a total storage capacity of 6,300 tons.

The table below sets forth our storage capacity as of December 31, 2021:

Storage Capacity	Nominal
Crops (tons) (1)	51,000
Rice (tons)	132,800
Dairy (liters) (2)	25,800,000
(1) Includes 37,000 tons corresponding to our two conditioning and storage facilities, 10,000 tons to our peanut facility and 4,000 tons to our sunflower facility.
(2) The Morteros facility accounts for 24.3 million liters of fluid milk (equivalent to 2,500 tons of milk powder and 360 tons of cheese) while the Chivilcoy accounts for 1.5 million liters of fluid milk.

In addition, we use silo bags to increase our storage capacity at a low cost. Silo bags are an efficient low-cost method for grain storage. As crops are harvested, they are placed inside large polyethylene bags that can be left in the fields for approximately 12 months without damaging the grain. Each silo bag can hold up to 180 to 200 tons of product, depending on the type of grain. During the 2020/2021 harvest year, we stored approximately 50% of our grain production through silo bags.
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
The table below sets forth our drying capacity as of December 31, 2021:

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

Marketing, Sales and Distribution for the Farming Business

Crops
In Argentina, grain prices are based on the market prices quoted on Argentine grain exchanges, such as the Bolsa de Cereales de Buenos Aires and the Bolsa de Cereales de Rosario, which use as a reference the prevailing prices in international grain exchanges (including CBOT and ICE-NY). In Uruguay, local prices are based on an export parity (during harvest) or import parity in the case of post-harvest sales, which, in each case, takes into account the prices and costs associated with each market. In Brazil, the grain market includes the Bolsa de Mercadorias e Futuros (the Brazilian Grain Exchange), which, as in Argentina, uses as a price reference the international grain exchanges (including CBOT and ICE-NY). Prices are quoted in relation to the month of delivery and the port in which the product is to be delivered. Different conditions in price, such as terms of storage and shipment, are negotiated between us and the end buyer. We negotiate sales with the top traders and industrial companies in our markets. We also engage in hedging positions by buying and selling futures and options in commodities exchanges, including the Chicago Board of Trade, the New York Board of Trade, the B3, and the Mercado a Término de Buenos Aires (MATBA).

Soybeans
Our soybean crop is sold to local companies and is ultimately exported or diverted to the crushing industry. Approximately 63% of the soybean crop was hedged pre-harvest, by forward sales and sales in the futures markets. Harvest and post-harvest sales are a function of the export market versus local premiums paid by crushers (oil, meal and biodiesel) and logistics considerations. Our five largest customers accounted for approximately 82% of our sales in the year ended December 31, 2021.

Corn
Our production is mainly destined to the export market. Our five largest customers comprised approximately 79% of our sales in the year ended December 31, 2021.

Wheat
Our wheat production is mainly destined to export industry. Quality segregation allows us to negotiate premiums with the millers and export market. Brazil is the main importer of Argentine wheat. Our five largest customers comprised approximately 79% of our sales in the year ended December 31, 2021.

Sunflower
Our sunflower production from Argentina is sold to local companies. Our four largest customers comprised 95% of our sales in the year ended December 31, 2021.

Peanut
Approximately 95% of our peanut production is exported. Our 10 largest customers comprised approximately 65% of our sales in the year ended December 31, 2021, while the European Union was the destination for over 85% of our sales.

Cotton
We typically make pre-harvest sales of cotton fiber produced in Argentina into the export market. Sales for the textile industry are based on domestic demand and premiums. Our two largest customers comprised approximately 100% of our sales in the year ended December 31, 2021. Cotton seed is sold in the domestic market to meet feed demand.

Customers
We sell manufactured and agricultural products to a large base of customers. The type and class of customers may differ depending on our business segments, regions and some logistics issues that are very important in our decision making. In the year ended December 31, 2021, more than 90% of our sales of crops were sold to 10 well-known customers, both international and local. Of these customers, the first five cases represented almost 70% of our sales and the remaining five customers represented approximately 20% of our net sales in 2021.

Rice
Rough rice is available for sale commencing after the harvest of each year. White rice availability is based on our milling capacity. 83% of our total rice production is sold into the export market, with the remainder sold in Argentina in the retail market. We export approximately 34% of our exported volume to the European Union, 25% to Cuba, 14% to Mexico; and the balance to the Middle East, Brazil, Chile and other Central American countries. We sell approximately 17% of our rice in the Argentine retail market through three brands, which collectively have a 15.8% market share. Local rice prices are driven by regional supply demand and other world export prices. Our six largest customers for rice in the retail market accounted for approximately 53% of our sales in the year ended December 31, 2021.

Dairy
In 2021, 73% of our raw milk production was destined to our processing facilities, while the majority of the balance was sold to a single dairy producer. We negotiate the price of raw milk on a monthly basis in accordance with domestic supply and demand. The price of the milk we sell is mainly based on the percentage of fat and protein that it contains and the temperature at which it is cooled. The price of milk also rises or falls based on the content of bacteria and somatic cells. We are one of the top 10 dairy processors in Argentina, considering our free-stall production of over 500,000 liters per day and the raw milk we source from 140 farmers (123 in Morteros and 17 in Chivilcoy).

Sugar, Ethanol and Energy Business

The following table sets forth a breakdown of our production volumes by product for the years indicated in our Sugar, Ethanol and Energy business:

	Year Ended December 31,
	2021	2020	2019
Sugar (tons) (1)	546,819	646,981	213,256
Ethanol (cubic meters)	534,603	502,170	756,494
Energy (MWh exported)	730,739	717,915	853,139
(1) Includes 4,145 tons of organic sugar in 2021, 8,659 tons in 2020 and 1,783 tons in 2019.

The following table sets forth our sales for each of the sugarcane by-products we produce for the years indicated:

	Year Ended December 31,
	2021	2020	2019
	(In thousands of $)
Sugar	208,365	171,102	97,710
Ethanol	291,883	199,062	373,847
Energy	48,017	41,169	59,701
Other	13,745	126	525
Total	562,010	411,459	531,783

Sugarcane

Sugarcane is a tropical grass that grows best in locations with stable, warm temperatures and high humidity, although cold and dry winters are an important factor for the sucrose concentration of sugarcane. The climate and topography of the center-south region of Brazil is ideal for the cultivation of sugarcane and accounts for approximately 85% of Brazil's sugarcane production. Sugarcane is the most efficient agricultural raw material used in the production of sugar and ethanol. Ethanol produced from sugarcane is highly regarded as an environmentally friendly biofuel with the following characteristics.

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
As of December 31, 2021, our sugarcane plantations consisted of 185,806 hectares of sugarcane planted in Minas Gerais and Mato Grosso do Sul in Brazil. Approximately 96% of our sugarcane is planted over land leased through agricultural partnerships. Under these agreements, our partners lease land to us for periods of between one and two sugarcane cycles, equivalent to periods of between seven to 14 years, on which we cultivate the sugarcane. Lease payments are based on the market value of the sugarcane set forth by the regulations of the State of São Paulo Sugarcane, Sugar and Alcohol Growers Council (Conselho dos Produtores de Cana-de-Açúcar, Açúcar e Álcool do Estado de São Paulo) or “Consecana”. We planted and harvested approximately 96% of the total sugarcane we milled during 2021, with the remaining 4% purchased directly from third parties at prices also determined by the Consecana system, based on the sucrose content of the cane and the prices of sugar and ethanol. The following table sets forth a breakdown during the time periods indicated of the amount of sugarcane we milled that was grown on our owned and leased land or purchased from third parties:

	Year Ended December 31,
	2021	2020	2019
	(In tons)
Grown on our owned and leased land	10,479,720	10,464,893	10,411,801
Purchased from third parties	460,587	638,307	433,335
Total	10,940,307	11,103,200	10,845,136

Sugarcane Harvesting Cycle

The annual sugarcane harvesting period in the center-south region of Brazil begins in April and ends in November/December of each year. In Mato Grosso do Sul, where our cluster is located, the weather pattern is less seasonal than in Sao Paulo. Our wet season is dryer and our dry season is more humid than traditional sugarcane regions. As a consequence of this weather pattern, the sugar content, or “TRS,” gap between the beginning and the end of the year compared to the peak of the harvest is much smaller than in São Paulo. This allows us to grow and harvest sugarcane year-round with a minimal impact on TRS.
Since the beginning of the 2016/2017 harvest year, we implemented a “non-stop” or “continuous” harvest. This means that we will harvest and crush sugarcane year-round, without stopping during the traditional off-season. This new strategy allows us to increase annual sugarcane milling and sugar, ethanol and energy production by approximately 10%. Another benefit of the system is that we produce ethanol in the off-season, when market prices usually have a high premium to prices at harvest. In addition, cogeneration efficiency is related to harvested volumes and unrelated to TRS, enabling us to utilize our cogeneration potential during the whole year. Considering that approximately 87% of total costs are fixed, this model has resulted not only in higher revenues but also in the dilution of our fixed costs.
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
We believe we own one of the most mechanized harvesting operations in Brazil. Our sugarcane harvesting process is currently 99% mechanized (100% at the Angélica and Ivinhema mills and 92% at the UMA mill) and the remaining 1% is harvested manually. Mechanized harvesting does not require burning prior to harvesting, significantly reducing environmental impact when compared to manual harvesting. In addition, the leaves that remain on the fields after the sugarcane has been harvested mechanically create a protective cover for the soil, reducing evaporation and protecting it from sunlight and erosion. This protective cover of leaves decomposes into organic material over time, which increases the fertility of the soil. Mechanized harvesting is more time efficient and has lower costs when compared to manual harvesting. Sugarcane is ready for harvesting when the crop’s sucrose content is at its highest level. Sucrose content and sugarcane yield (tons of cane per hectare) are important measures of productivity for our harvesting operations. Geographical factors, such as soil quality, topography and climate, as well as agricultural techniques that we implement, affect our productivity. Since most sugar mills produce both sugar and ethanol in variable mixes, the industry has adopted a conversion index for measuring sugar and ethanol production capacity, the Total Recoverable Sugar (“TRS”) index, which measures the amount of kilograms of sugar per ton of sugarcane.
During the 2021 harvest, our mills harvested sugarcane with an average TRS content of 128 kg/ton and an average yield of 69 tons of sugarcane per hectare, compared to 132 kg/ton and 79 tons per hectare in 2020, respectively.
Once sugarcane is harvested, it is transported to our mills for inspection and weighing. We utilize our own trucks and trailers for transportation purposes. The average transportation distance from the sugarcane fields to the mills is approximately 30 kilometers at the UMA mill and 33 kilometers at the Angélica and Ivinhema mills.

Our Sugar Mills

We currently own three sugar mills in Brazil—UMA, Angélica and Ivinhema. Our mills produce sugar, ethanol and energy, and have the flexibility to adjust the production mix between sugar and ethanol, to take advantage of more favorable market demand and prices at given points in time. As of December 31, 2021, our sugar mills had a total installed crushing capacity of 14.2 million tons of sugarcane, of which 13.0 million tons correspond to our sugarcane cluster in Mato Grosso do Sul. As of December 31, 2021, we concluded the 2021 harvest crushing an aggregate volume of 10.9 million tons of sugarcane.

The UMA mill is located in the state of Minas Gerais, Brazil, and has a sugarcane crushing capacity of 1.2 million tons per year, full cogeneration capacity and an associated sugar brand with strong presence in the regional retail market (Açúcar Monte Alegre). UMA is also engaged in the production of organic sugar and, in 2020, it exported product for the first time, after having received the necessary certification to export organic sugar to the E.U. We plant and harvest 98.5% of the sugarcane milled at UMA, with the remaining 1.5% acquired from third parties. UMA concluded its harvest operations for the 2021 season crushing 816,000 tons of sugarcane.

Angélica is an advanced mill, completed in 2010 and located in the state of Mato Grosso do Sul, Brazil, with a total sugarcane crushing capacity of 5.6 million tons per year. The mill is equipped with two modern high pressure boilers and three turbo-generators with the capacity to generate approximately 105 MW of electricity through the use of sugarcane bagasse. The energy produced through this process is used to power the mill with an excess of 70 MW available for sale to the power grid. Angélica has the flexibility to vary production between ethanol and sugar from 60% to 40% for either product.

Our third mill, Ivinhema, is located in the state of Mato Grosso do Sul, approximately 45 kilometers south of the Angelica mill. Ivinhema has a total sugarcane crushing capacity of 7.4 million tons per year. The mill is equipped with state-of-the-art technology including full cogeneration capacity, flexibility to produce sugar and ethanol and fully mechanized agricultural operations. Ivinhema has capacity to produce up to 371,306 tons of sugar, 371,306 cubic meters of ethanol and 612,000 MWh of energy exports.

Our Main Products

Sugar

As of December 31, 2021, our sugar production capacity was approximately 3,550 tons per day, which, in a normal year of 15,797 hours of milling, results in an annual sugar maximum production capacity of over 803,862 tons of sugar.

We produce three types of sugar: organic sugar, very high polarization, or “VHP” sugar, standard raw sugar and white crystal sugar. VHP sugar, a raw sugar with a minimum polarization of 99.00 degrees and a maximum polarization of 99.49 degrees of sucrose content, is similar to the type of sugar traded in major commodities exchanges, including the standard NY11 contract. The main difference between VHP sugar and NY11 raw sugar is the sugar content of VHP sugar, and it therefore commands a price premium over NY11 raw sugar. Crystal sugar is a non-refined white sugar (color 150 ICUMSA) produced directly from sugarcane juice.

As of December 31, 2021, our sugar production capacity was approximately 3,550 tons per day, which, in a normal year of 15,797 hours of milling, results in an annual sugar maximum production capacity of over 803,862 tons of sugar. Sugar sales comprised 11.0%, 20.9% and 18.5% of our total consolidated sales in 2019, 2020 and 2021, respectively.

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

On average, one metric ton of sugarcane contains 140 kilograms of TRS. While a mill can produce either sugar or ethanol, the TRS input requirements differ between these two products. On average, 1.045 kilograms of TRS equivalent are required to produce 1.0 kilogram of sugar, while the amount of TRS required to produce 1 liter of ethanol is 1.691 kilograms.

Ethanol

As of December 2021, our ethanol production capacity was approximately 3,200 cubic meters per day which, in a normal year of 15,797 hours of milling, results in maximum annual production capacity of over 738,220 cubic meters of ethanol.

We produce and sell two different types of ethanol: hydrous ethanol and anhydrous ethanol, as further described in the section below.

Ethanol sales comprised 42.1%, 24.3% and 26.0% of our total consolidated sales in 2019, 2020 and 2021, respectively.

Since 2020 as part of the RenovaBio program, every time we sell ethanol we have the right to issue and sell carbon credits, which are traded on Brazil’s B3 platform. The number of carbon credits that are issued are determined by the score granted by the National Agency of Petroleum, Natural Gas & Biofuels (ANP) based on how “green” the mill operation is deemed to be. During 2021 we sold 503.5 thousand CBios at an average price of R$41.20/CBio (average net price of US$7.30 per CBio). Please see “Our Company- 2. Sugar, Ethanol and Energy Business” above.

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

Cogeneration

We generate electricity from sugarcane bagasse (the fiber portion of sugarcane that remains after the extraction of sugarcane juice) in our three mills located in Brazil. As of December 31, 2021, total installed cogeneration capacity reached 241 MW. The ability to generate electricity from the by-product of the sugarcane crushing process on a large enough scale to fully power a mill with excess electricity being available is referred to as having full cogeneration capacity. Our three mills are duly licensed by the Brazilian Electricity Agency (Agência Nacional de Energia Elétrica, or “ANEEL”) to generate and sell electricity.

Cogeneration Production Process

Sugarcane is composed of water, fibers, sucrose and other sugars and minerals. When the sugarcane goes through the milling process, we separate the water, sugar and minerals from the fibers or sugarcane bagasse. Bagasse is an important subproduct of sugarcane, and it is used as fuel for the boilers in our mills. Sugarcane bagasse is burned in our state-of-the-art boilers to produce high pressure steam (68 atm) which is used in our high-efficiency turbo-generators to generate electricity to power our mills. The excess electricity, about 72% of production, is sold to the national power grid.

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

As of December 2021, our total installed cogeneration capacity at our cluster and UMA mill was 225 MW and 16 MW respectively, of which 155 MW and 12 MW are available to sell to the market.

We believe that there is a high potential for growth in the generation of electricity, and we are prepared to make investments to the extent economically viable.

Storage and Conditioning for the Sugar, Ethanol and Energy business

Our sugar and ethanol storage and conditioning facilities are located at our mill sites and enable us to deliver our products when they are ready to be commercialized with no third-party involvement. Having such facilities at mill sites allows us to (i) reduce storage and conditioning costs; (ii) reduce freight costs since we only commence moving the product once the final destination is determined, whether locally or to a port; and (iii) capitalize on fluctuations in the prices of sugar and ethanol.

Nominal Storage Capacity	Cluster	UMA	Total
Ethanol (cubic meters)	240,000	17,000	267,000
Sugar (tons)	110,000	19,100	129,100

Marketing, Sales and Distribution for the Sugar, Ethanol and Energy business

Sugar. We sell sugar both in the domestic and the international markets. Domestic sales are processed by our own brand “Açúcar Monte Alegre,” which is based in the state of Minas Gerais, Brazil. Through this brand, we sell traditional and organic sugar, allowing us to have a competitive advantage amongst our peers. Prices for the sugar we export are set in accordance with international market prices, which are in turn determined in accordance with the ICE # 11 futures contracts. In the year ended December 31, 2021, our largest five customers in this segment accounted for approximately 95.6% of our sales, and the remaining 2% was dispersed among several customers.

Ethanol. Almost all of our ethanol sales are to the domestic Brazilian market. Approximately 48% of our ethanol sales are made through formal agreements. The remainder is sold through daily sales orders through specialized brokerage firms or directly with distribution companies and the prices for these transactions are set using the CEPEA/ESALQ hydrous ethanol index as a reference. Our largest five customers by volume accounted for approximately 55% of our sales in the year ended December 31, 2021.

Cogeneration. We also sell electricity cogenerated at our sugar and ethanol mills to the grid. Sales are made to commercialization companies, in the spot market, to distributors and through government auctions in long-term contracts. Our largest six customers accounted for approximately 60% of our sales revenues in the year ended December 31, 2021.

ANEEL has organized yearly auctions for alternative energy and for renewable sources at favored rates. As a hedging strategy, we sell the electricity production of our mills through long-term contracts adjusted for inflation by reference to the “IPCA”.

In 2009, Angélica sold energy in a public auction carried out by the Brazilian Electricity Sales Chamber (Câmara de Comercialização de Energia Elétrica, or the “CCEE,” and entered into a 15-year agreement with CCEE for the sale of 87,600 MWh per year at a rate of R$312.46 per MWh (in 2021). In August 2010, Angélica participated in a public auction, whereupon Angélica entered into a second 15-year agreement with CCEE starting in 2011 for the sale of 131,400 MWh per year at a rate of R$278.80 per MWh (in 2021). The delivery period is April to December for the first auction and March to November for the second auction. The rates under both agreements are adjusted annually for inflation by reference to the IPCA.

Land Transformation Business

Land transformation is an important element of our business model and a driver of value creation. Through land transformation, we optimize land use and increase the productive potential and value of our farmland. Our land transformation model consists of changing the use of underutilized or undermanaged agricultural land to more profitable cash-generating agricultural activities, such as turning low-cash-yielding cattle pasture land into high-cash-yielding arable land, allowing profitable agricultural activities, such as crop, rice and sugarcane production.

Since our inception, we have successfully identified multiple opportunities for the acquisition of undeveloped or undermanaged farmland with high potential for transformation. During the 19-year period since our inception, we have effectively put into production over 171,000 hectares that were previously undeveloped or inefficiently managed and are undergoing the transformation process.

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

We are engaged in three different categories of the land transformation process, which are defined by the previous use of the land:

•Undeveloped land (savannahs and natural grasslands): This is the most drastic transformation phase since it demands both physical and chemical transformation of the soil. First, the land is mechanically cleared to remove native vegetation. The soil is then mechanically leveled for agricultural operations: in the case of land being transformed for rice production, this process involves heavy land movements and systematization required for irrigation and drainage channels, roads and bridges. In the case of land destined for sugarcane plantations, land movements will also be necessary for the construction of terraces to prevent excess water runoff. Certain soils must be chemically treated and corrected by incorporating nutrients such as limestone, gypsum and phosphorous, as is the case of the Brazilian Cerrado Region. Soil correction is not required in Argentina or Uruguay due to the natural fertility of the soil. Pesticides and fertilizers are then applied to the soil in preparation for planting. In the case of land destined for crop production (grains and oilseeds), soybean, which is sometimes referred to as a colonizing crop, is usually planted during the first years due to its resistance to pests, weeds and extreme weather and soil conditions. Thereafter, the land will enter into a crop rotation scheme to reduce the incidence of plague and disease and to balance soil nutrients. In the case of rice and sugar cane, which are produced in a monoculture system, there is no colonizing crop or rotation involved. Intensive plague and weed controls and additional soil correction will take place during these first three to five years. Land productivity or yields, measured in tons of soybean or other crops per hectare, will be initially low and will gradually increase year by year. During the first five to seven years, the yields will increase at high and sustained rates. After the seventh year, we consider the land developed as yield volatility is reduced and growth is only achievable at marginal rates. Since our inception in 2002, we have put into production about 70,000 hectares of undeveloped land into productive arable land.

•Undermanaged or underutilized farmland (cultivated pastures and poorly managed agriculture): This transformation process is lighter than the one described above since it does not require the initial mechanical clearing of vegetation or land leveling. Only in the case of land being prepared for rice production will leveling be required for efficient flood-irrigation. The transformation of cattle pastures or poor agriculture in the Brazilian Cerrado region will begin with soil correction and soil tillage in preparation for planting of the first soybean or sugarcane crop. The process will then continue as described in the case above. Land productivity or crop yields will grow at high rates during the first three to five years of the transformation process and will then commence to stabilize and grow at marginal rates, at which point we consider the land developed. Since our inception in 2002, we have put into production over 100,000 hectares of undermanaged or underutilized farmland into arable land.

•Ongoing transformation of arable land: The application of efficient and sustainable crop production technologies and best practices such as “no-till,” crop rotations, integrated pest and weed management, and balanced fertilization, among others, incrementally increases soil quality and land productivity over time, maximizing return on invested capital and increasing the land value of our properties. Our entire farmland portfolio is constantly undergoing this phase of land transformation.

In each of these categories of transformation, the metric we use to track the level and analyze the progress of the transformation process is the level and tendency of crop yields and the number of years the land has been under crop production. Consequently, the process of land transformation is evidenced by the results of the activities within our other business segments, primarily our crops, rice and sugarcane segments. Accordingly the costs associated with the transformation process described above are allocated within these other business segments. As a result, there may be variations in our results from one season to the next according to the amount of farmland undergoing transformation and the amount of land sold and our ability to identify and acquire new farmland.

Our land transformation segment seeks not only to profit from crop and rice cultivation, but also from the opportunistic disposition of successfully transformed farmland. We strategically sell farms that have reached productive maturity with marginal potential for further productivity increases (years three to seven after commencing the land transformation process) to realize and monetize the capital gains arising from the land transformation process. Land transformation proceeds are in turn reinvested in the purchase of strategic farmland with potential for transformation and appreciation. The rotation of our land portfolio allows us to allocate capital efficiently. Since 2006 we have had a solid track record of selling farmland and achieving profitable returns. During the last 15 years, we have sold 25 farms, generating capital gains of approximately US$250 million.

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

We believe we are one of the most active players in the land business in South America. Since our inception in 2002, we have executed transactions for the purchase and sale of land for over US$780 million. Our business development team is responsible for analyzing, selecting, acquiring and selling land. The team has gained extensive expertise in evaluating and acquiring farmland throughout South America, and has a solid understanding of the productivity potential of each region and of the potential for land transformation and appreciation. Since 2002, the team has analyzed over 11 million hectares of farmland with a total value of approximately US$16 billion. We have developed a methodology to analyze investment opportunities, taking into account price, transformation potential, productive model, financial projections, and investment requirements, among others. Our analysis also employs advanced information technology, including the use of satellite images, rain and temperature records, soil analysis, and topography and drainage maps. From time to time, we may leverage our favorable position in and knowledge of the land market to engage in opportunistic buying and selling transactions.

The following table sets forth our acquisitions and divestitures since our inception:

	Acquisition	Divestitures	Total Land Holdings
Year Ended December 31,	(in hectares)
2002	74,898	—	74,898
2003	—	—	74,898
2004	34,659	—	109,557
2005	22,262	—	131,819
2006	5,759	3,507	134,071
2007	113,197	8,714	239,274
2008	43,783	4,857	278,200
2009	—	5,005	273,195
2010	14,755	5,086	282,864
2011	12,992	2,439	293,417
2012	—	9,475	283,942
2013	—	14,176	269,766
2014	—	12,887	257,036
2015	—	10,905	246,139
2016	—	—	246,139
2017	—	—	246,139
2018	—	14,427	231,712
2019	—	6,082	225,630
2020	—	5,444	220,186
2021	—	336(*)	219,850
(*) 336 hectares of industrial parks in Brazil were excluded from the calculation, although not technically divested.

Property, Plant and Equipment

Our Farms
 The table below sets forth the name, location, size and current use of our farms:

Farm	State, Country	Gross Size (Hectares)	Current Use
El Meridiano	Buenos Aires, Argentina	6,302	Grains
Las Horquetas	Buenos Aires, Argentina	2,086	Grains & Cattle
San Carlos	Buenos Aires, Argentina	4,215	Grains
La Carolina(2)	Santa Fe, Argentina	4,306	Grains & Cattle
El Orden(2)	Santa Fe, Argentina	3,506	Grains & Cattle
La Rosa	Santa Fe, Argentina	4,087	Grains & Cattle
San Joaquín	Santa Fe, Argentina	37,273	Rice, Grains & Cattle
Carmen	Santa Fe, Argentina	10,021	Grains
Abolengo	Santa Fe, Argentina	6,662	Grains
Santa Lucia	Santiago del Estero, Argentina	17,495	Grains & Cattle
El Colorado	Santiago del Estero, Argentina	4,960	Grains
La Guarida (1)	Santiago del Estero, Argentina	7,880	Grains & Cattle
La Garrucha (1)	Salta, Argentina	1,839	Grains
Los Guayacanes (1)	Salta, Argentina	3,693	Grains
Ombú	Formosa, Argentina	18,321	Grains & Cattle
Oscuro	Corrientes, Argentina	33,429	Rice, Grains & Cattle
Itá Caabó	Corrientes, Argentina	22,888	Rice, Grains & Cattle
Bela Manhã	Mato Grosso do Sul, Brazil	381	Sugarcane
Ouro Verde	Mato Grosso do Sul, Brazil	679	Sugarcane
Don Fabrício	Mato Grosso do Sul, Brazil	3,302	Sugarcane
Takuarê	Mato Grosso do Sul, Brazil	298	Sugarcane
Agua Branca	Mato Grosso do Sul, Brazil	1,614	Sugarcane
Nossa Senhora Aparecida	Mato Grosso do Sul, Brazil	540	Sugarcane
Sapálio	Mato Grosso do Sul, Brazil	6,140	Sugarcane
La Pecuaria	Duranzo, Uruguay	3,177	Grains
Doña Marina	Corrientes, Argentina	14,755	Rice
Total		219,850
(1) In June 2014, we completed the sale of a 49.0% interest in Global Anceo S.L.U and Global Hisingen S.L.U, two Spanish subsidiaries that owned the La Guarida, La Garrucha and Los Guayacanes farms.
(2) In December 2015, we completed the sale of a 49% interest in Global Acamante S.L.U, Global Calidon S.L.U, Global Carelio S.L.U, and Global Mirabilis S.L.U, whose main underlying assets are El Orden and La Carolina farms.

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
Appraisal of Farms. In September 2021, to assess the market value of rural properties in Brazil, Argentina and Uruguay, we requested an appraisal by Cushman & Wakefield Argentina S.A., an independent real estate valuation firm with experience in the agriculture industry and the local real estate market. As part of these appraisals, the value of each of our properties was determined using the sales comparison approach taking into account current offerings and prices buyers had recently paid for comparable sites, adjusted for the differences between comparable properties and the subject property to arrive at an estimate of the value. The major elements of comparison used to value the properties included the property rights conveyed, the financial terms incorporated into the transaction, the conditions or motivations surrounding the sale, changes in market conditions since the sale, the location of the real estate and the physical characteristics of the property.
These valuations assumed good and marketable title to subject properties, which were assumed to be free and clear of all liens and encumbrances. The valuation did not include site measurements and no surveys of the subject properties were undertaken. In addition, the valuations also assumed (a) responsible ownership and competent management of the subject properties; (b) there were no hidden or unapparent conditions of the subject properties, subsoil or structures that render the subject properties more or less valuable; (c) full compliance with all applicable federal, state and local zoning and environmental regulations and laws and (d) all required licenses, certificates of occupancy and other governmental consents were or can be obtained and renewed for any use on which the value opinion contained in the appraisals is based. Unless otherwise stated in the appraisals, the existence of potentially hazardous or toxic materials that may have been used in the construction or maintenance of the improvements or may be located at or about the subject properties was not considered in arriving at the appraisal of value. These materials (such as formaldehyde foam insulation, asbestos insulation and other potentially hazardous materials) may adversely affect the value of the subject properties.
Cushman & Wakefield has informed us their assessment of the market value of our farmland as of September 30, 2021. According to Cushman & Wakefield, the market value of our farmland totaled US$759.6 million, out of which US$685.9 million correspond to the market value of our farmland in Argentina and Uruguay, and the remaining US$73.7 million correspond to the market value of our farmland in Brazil. Net of minority interests in certain Argentine farms, the market value of our farmland totaled US$709.8 million. These valuations are only intended to provide an indicative approximation of the market value of our farmland property as of September 30, 2021 based on then current market conditions. This information is subject to change based on a host of variables and market conditions.
A substantial portion of our assets consists of rural real estate. The agricultural real estate market in Brazil, Argentina and Uruguay is particularly characterized by volatility and illiquidity. As a result, we may experience difficulties in immediately adjusting our portfolio of rural properties in response to any alterations in the economic or business environments. The volatility of the local market could affect our ability to sell and receive the proceeds from such sales, which could give rise to a material adverse effect on our business, results of operations and financial condition. See "Item 3. Key Information—D. Risks Factors—Risks Related to Our Business and Industries— .A substantial portion of our assets is farmland that is highly illiquid.”
Land Leasing and Agriculture Partnerships. We enter into operating lease agreements based on criteria regarding the quality and projected profitability of the property, as well as our production and yield objectives in the short or medium term. Generally, we become aware of farms available for lease directly through the owners of farms near our farms and in some cases through regional brokers.
We tend to be more open to leasing farmland for sugarcane production than for our Farming businesses, where we own the majority of the land that we farm. We lease land for our sugarcane production primarily because leases in this sector are long term, lasting between one or two sugarcane cycles (with each cycle lasting generally six years), which allows us to implement and reap the productivity benefits of our land transformation strategies. Sugarcane lease payments are established in terms of tons of sugarcane per hectare, depending on the productivity of the land in terms of tons per hectare and sucrose content per hectare and also on the distance from the land to the mill. Sugarcane prices are based on the market value of the sugarcane set forth by Consecana regulations. Given the strategic location of our mills in the region and the inherent inefficiency of growing crops other than sugarcane in this region, we expect to be able to renew our leases for the sugarcane farmland with minimal issues.
With respect to our Farming business, the initial duration of lease agreements is generally one harvest year. Leases of farmland for production of grains include agreements with both fixed and variable lease payments in local currency or U.S. dollars per hectare.
Land Management. We manage our land through an executive committee composed of a country manager, regional manager, farm manager and members of the Technology Adecoagro Group, or “TAG,” which meet on a monthly basis. We delegate individual farm management to farm managers, who are responsible for farm operations and receive advisory support from TAG to analyze and determine the most suitable and efficient technologies to be applied. Our executive committee establishes commercial and production rules based on sales, market expectations and risk allocation, and fulfilling production procedures and protocols.
Following an acquisition of property, we make investments in technology in order to improve productivity and to increase its value. Occasionally when we purchase property, a parcel of the property is subutilized or the infrastructure may be in need of improvement, including traditional fencing and electrical fencing, irrigation equipment and machinery, among other things.

Industrial Facilities
In addition to our farmland, we also own the following principal industrial facilities:

Facility	Province, Country	Relevant Operational Data	Current Use
“Christophersen”	Santa Fe, Argentina	12,500 tons of storage capacity. 2,880 tons per day of drying capacity	Seedbed and stockpiling plant (1)
"Las Horquetas"	Buenos Aires, Argentina	24,500 tons of storage capacity. 5,760 tons per day of drying capacity for grains	Storage, handling and conditioning
“Semillero Itá Caabó”	Corrientes, Argentina	-	Rice genetic improvement program
“Molino Ala — Mercedes”	Corrientes, Argentina	Installed capacity of 6,516 tons of white rice monthly, and husk rice drying capacity of 2,250 tons per day	Rice processing and drying plant
“Molino Ala — San Salvador”	Entre Ríos, Argentina	Installed capacity of 5,779 tons of white rice monthly, and husk rice drying capacity of 1,950 tons per day	Rice processing and drying plant
Molino Franck	Santa Fe, Argentina	Processing capacity of 6,924 tons of white rice monthly, and husk rice drying capacity of 1,650 tons per day	Rice processing and drying plant
Free-Stall I, II, III and IV	Santa Fe, Argentina	Production capacity of more than 180 million liters of raw milk 11,104 milking cows	Raw milk production
Biodigester	Santa Fe, Argentina	1.4 MW capacity	Energy generation
Morteros Facility	Córdoba, Argentina	Production capacity of 840,000 liters per day Reception capacity of 1.2 million liters per day Storage capacity of 24.3 million liters	Milk processing facility producing milk powder and semi-hard cheese. Sells products to the export market
Chivilcoy Facility	Buenos Aires, Argentina	Production capacity of 555,000 liters per day Reception capacity of 1.2 million liters per day Storage capacity of 1.5 million liters of fluid milk	Milk processing facility, producing UHT milk, yogurt, cream and cocoa flavored milk. Sells products to the domestic market
"Maní del Plata"	Córdoba, Argentina	Shelling capacity of 80,000 tons, blanching capacity of 36,000 tons. Storage capacity of 50,000 tons of in-shell and 10,000 tons of finished product	Peanut processing facility producing raw and blanched peanuts. Sells mainly to the export market
"Girasoles del Plata"	Buenos Aires, Argentina	Processing capacity of 6 tons/hour of confectionary and 6 tons/hour of bakery. Storage capacity of 4,000 tons of confectionary.	Sunflower processing facility producing confectionary and bakery sunflower. Sells mainly to the export market
“Angélica Agroenergía”	Mato Grosso do Sul, Brazil	Installed milling capacity of 5.6 million tons of sugarcane annually, 347,641 tons of sugar, 312,877 cubic meters of ethanol, and over 504,000 MWh of energy exports.	Sugar and ethanol mill producing hydrated ethanol, anhydrous ethanol and VHP sugar. Sells energy to local network
“Ivinhema Agroenergía”	Mato Grosso do Sul, Brazil	Installed milling capacity of 7.4 million tons of sugarcane annually, 371,306 tons of sugar, 371,306 cubic meters of ethanol, and over 612,000 MWh of energy exports.	Sugar and ethanol mill producing hydrated ethanol, anhydrous ethanol and VHP sugar. Sells energy to local the network
________________________________________________________________________________________________
(1)Classification of wheat and soybean seeds.

For additional information regarding our property, plant and equipment, see Note 12 of the Consolidated Financial Statements.
Customers
We sell manufactured and agricultural products to a large base of customers. The type and class of customers may differ depending on our business segments, regions and some logistics issues that are very important in our decision-making. In the year ended December 31, 2021, more than 90% of our sales of crops were sold to 10 well-known customers, both international and local. Of these customers, the first five customers represented almost 70% of our sales, and the remaining five customers represented approximately 20% of our net sales in 2021.
In the Sugar, Ethanol and Energy segment, sales of ethanol were concentrated in five customers, which represented 77% of total sales of ethanol in the year ended December 31, 2021. Approximately 98% of our sales of sugar were concentrated in five customers in the year ended December 31, 2021; the remaining 2% was dispersed among several customers. In 2021, energy sales were 60% concentrated in six major customers.
Competition
The farming sector is highly fragmented. Although we are one of South America’s leading producers, due to the atomized nature of the farming sector, our overall market share in some of the industries in which we participate is insubstantial. Our production volume, however, improves our ability to negotiate favorable supply, transportation and delivery logistics with our suppliers, third-party transporters, ports and other facilities, and customers. Although competition in agriculture varies considerably by product and sector, in general, there are a large number of producers, and each one of them controls only a small portion of the total production. Therefore, individual producers often have little influence on the market and cause little or no effect on market prices as a result of their individual strategies, explaining why producers are price takers and not price makers. In many cases, the price is established in international market exchanges. As the majority of agricultural products are commodities, which stifles product differentiation, the principal competition factors are cost of production and volume efficiency gains. In addition, agricultural producers face strong foreign competition, and with this competition the factors are often more difficult to identify.
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
The sugar and ethanol industries are highly competitive. In Brazil, we compete with numerous small-and medium-sized sugar and ethanol producers. Despite increased consolidation, the Brazilian sugar and ethanol industries remain highly fragmented, with more than 422 sugar mills. Some of the largest industry players with whom we compete are Raizen, Biosev, Atvos, Tereos, São Martinho, Bunge, Santa Terezinha, Lincoln Junqueira and Coruripe. We also face competition from international sugar producers, such as those in the U.S. and the European Union, where local regulators have historically implemented tariffs, agriculture subsidies and/or other governmental incentive programs, of which some remain, to protect local sugar producers from foreign competition.
The following table describes the Brazilian competitive landscape:

Brazil
Number of Mills	422
Sugarcane crushed (million tons)	568.4
Ethanol Production (million cubic meters)	28.3
Sugar Production (million tons)	33.9
________________________________________________________________________________________________
Source: Ministry of Agriculture and CONAB

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

Supplies and Suppliers
Our principal supplies for our Farming business are seeds, fertilizers, pesticides and fuel, which represented 8.6%, 6.7%, 12.1% and 3.6%, respectively, of our total direct costs (including leasing cost) in 2021. Further, these supplies represented 27.5% of our total cost of production (including manufacturing and administrative expenses) in 2021. As we use direct sowing in 99% of our planted area, without requiring soil preparation, fuel represents only 3.2% of the total cost of production for 2021.
Our principal supplies for our Sugar, Ethanol and Energy business are diesel, lubricants and fertilizers, which collectively represented 18.9% of our total cost of production (including manufacturing and administrative expenses) in 2021. We have an extensive network of suppliers for each of our business segments and for each required input within each segment, resulting in lower reliance on any particular supplier. Our 10 largest suppliers account for 30.6% of our total expenditures for supplies in 2021. While we value the relationships we have developed with each of our suppliers given the quality we have come to expect, we do not consider any single supplier to be key to our production.
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
In 2021, we continued to work towards integrating environmental, social, and governance criteria, or “ESG" criteria, into our business model. On this path towards the triple generation of value, we formalized the creation of an ESG committee to evaluate our performance, monitor our advances and identify opportunities for improvement. The analysis of the impact of sustainability trends in our business is also part of our agenda.
In 2021, we also made progress in defining key environmental performance indicators by business that mark our path in generating a positive environmental impact. Our commitments lead us to permanently think about people, including members of our value chain and communities, and the conservation of our planet. Going forward, we will continue to innovate, be transparent, and report on our progress to accelerate our vision for a better and more inclusive future.
Personnel
The development, health and safety of our personnel is important to us. We also promote enhanced working conditions, while we support training and internal education programs to improve skills and educate with the newest technologies and business practices. We implement and constantly revise our health and safety programs in each of our businesses.
Standardized and Scalable Agribusiness Model

We have adopted an agribusiness model that allows us to engage in large-scale farming activities in an efficient and sustainable manner. Our agribusiness model consists of developing a specialized workforce and defining standard protocols to track crop development and control production variables, thereby enhancing efficient decision making and facilitating continuous improvement. This approach allows us to grow in scale, execute our expansion plan and efficiently manage various production units spread across different regions by effectively replicating our productive model. Process standardization also helps us assure compliance with local laws and regulations and reduce social and environmental risks.
We continue to develop and implement crop protocols. The purpose of these protocols is to coordinate and consolidate the knowledge on crop management for each area in order to standardize the implementation of these protocols. The protocols contain all the technical information for managing crops. This information is constantly reviewed by agricultural teams and their advisors, making it possible to preserve the technical knowledge of the company and at the same time improve agricultural production and make decisions pursuant to the company’s guidelines. Based on the results of the application of these protocols, we conduct an annual review of the techniques used and their results. This evaluation is done by means of crop campaign analysis, in which all teams review and discuss the last harvest year’s productive performance and the technological package for the new harvest year. When processes and protocols are defined, they can be audited and certified by qualified third parties. We previously certified our crop and rice production in Argentina under ISO 900, and re currently certifying our biodigester energy generation in Argentina under ISO 14001 and the Round Table on Responsible Soybeans standard, or “RTRS,” for some of our crop operating units. In addition to this, in 2021, we implemented our paddy rice production under the Sustainable Agriculture Initiative scheme.
In order to achieve efficient scales of production, we have redesigned our field sizes by removing useless cattle infrastructure such as fencing. Larger fields reduce the overlapping of farm works, enhancing operating efficiency, reducing the use of inputs and achieving agronomic timing (planting or harvesting on time). The goal is to reduce operative time and to improve efficiency in the use of inputs. Large-scale production also requires the implementation of advanced technology such as Global Positioning System, or “GPS,” Geographic Information System or "GIS", and modern machinery as well.
We are also adopting operational protocols and procedures in our industrial facilities to improve control of processing variables. Both of our milk processing facilities have been certified under the FSSC 22000 standard (Food Safety System Certification), and our Morteros facility has also obtained halal certification. In our rice mills, the FSSC 22000 standard is currently under implementation, we have been audited for the FSSC Global Market standard, and two of our mills have obtained kosher certification. In our Crops business, our peanut processing facility has been certified for kosher and halal, and BRC standard for food safety; while our sunflower processing facility has obtained the FSSC 22000 standard and kosher and halal certifications. Most of our industrial facilities are either implementing or have been audited by the Sedex Members Ethical Trade Audit, which validates our compliance with health, safety and human rights practices, together with environmental applicable legislation. Similarly, in 2021, we were subjected to audits under specific standards of our clients at our Chivilcoy milk processing plant, which covered topics such as asset security and corporate social responsibility. We were successful in these audits, which enabled us to continue with the relevant commercial relationships.
When market conditions provide price premiums for certified grains or oilseeds, we evaluate the feasibility of implementing specific certifications. Some examples of this are RTRS and EPA certifications for sustainable soybeans in Argentina. In Brazil, we are certifying sugar-based products for EPA, Bonsucro and Organic Sugar certifications at our UMA mill.
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
The contractor model in the Argentine humid pampas region has existed for years and has developed into a highly competitive market. Contractors have gained extensive expertise and skill in the management of agricultural machinery and have access to modern advanced technology. When working with them, we seek to develop win-win relationships by considering them as part of our production team and providing constant technical training and support through the activities of the Adecoagro Technical Group (Grupo Técnico Adecoagro) or the “GTA”. We strive to have a number of contractors associated with each farm to generate competition and allow benchmarking to enhance operational efficiency and ensure high-quality service.

In regions where this model is not fully developed, we use a mixed system where we hire the most experienced contractors in the region and we also operate our own machinery. We promote the development of new contractors by providing training and selling them our used machinery. We also promote the movement of selected contractors from developed regions into new marginal regions by offering them an opportunity to grow their businesses. In other regions where there is no established contractor system or there is specific farm work (rice land leveling for instance), we own majority of the machinery. In our Sugar, Ethanol and Energy business, we own or lease and operate all the agricultural equipment and machinery needed for sugarcane planting and harvesting operations. Such model is performing very well and is encouraging us to consider it for our Farming businesses, where we actually have recently incorporated some additional planters and harvesters. Our main goal is to achieve high-quality farm works, both when selecting any contractor and when using our own machinery. In Brazil, we only employ the contractor model for specific tasks, such as land leveling, and aerial spraying, among others.
Adecoagro Technical Group
The GTA is an internal group formed by agronomists, farm managers, external advisors, contractors, trainees and suppliers, whose main goal is to excel in production management by providing constant technical education and analysis regarding production technologies. Although the GTA is focused on developing such knowledge under common criteria for the whole company, it also considers different production systems, such as crops, rice and dairy in Argentina and Uruguay, and sugarcane in Minas Gerais and Mato Grosso do Sul, Brazil. To achieve its goals, the GTA meets every 20 days to analyze and discuss technical aspects of the farming production processes.
The GTA participates in the design of the most efficient and productive land use strategies and the definition of the optimal crop production mix for each farm and region, and supervises and evaluates the implementation of the most profitable and sustainable technologies to be adapted and applied in each region. Additionally, the GTA promotes specific external training courses, facilitates participation in external technical groups, organizes technical farm tours, offers support in establishing the crop planting plan and delivers a full-season analysis for each crop annually. This analysis is essential in order to allow technical improvements to be implemented for the following crop season.
Since the GTA is involved in different regions, it plays a relevant role in spreading best practices among productive regions, including “no-till” in lesser-developed areas. In order to evaluate and adapt the proper technologies locally, a vast network of test plots in agrochemicals, seeds, and farm-works are being carried out under specific technical guidelines. Such development is performed to make the necessary technological adjustments in respect of fertilizer levels, the choice of the best product varieties for each crop, the determination of optimal planting periods, and the improvement in crop management and agricultural mechanization, resulting in higher yields coupled with reduced costs.
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
In addition, the GTA is focusing its resources on pursuing improvements through implementing advanced techniques. Such techniques comprise variable inputs usage by type of soil based on precision agriculture technology, intensification techniques relating to soil occupation times and diversified crop rotations, adjusting “no-till” in rice production, developing sugarcane production technologies involving agricultural mechanization and minimum tillage, and developing cotton production technologies involving “no-till” and crop rotation, among others.
By implementing all these education programs and development activities, the GTA provides to the company a network that focuses on the fine-tuning and optimization of the efficiencies throughout all the production processes of each business line.
Technology and Best Practices
We have consistently used innovative production techniques to ensure we are at the forefront of technological improvements and standards in our industry, especially based on regenerative agriculture concepts. For example, we use the “no-till” technology and crop rotation to improve our crop yields. We also use second harvests or double cropping where conditions permit, which enables us to plant and harvest a second crop from the same farmland in the same harvest year. Our crop production model is based on balanced fertilization, integrated pest and weed management, and crop intensification. We use the innovative silo bag storage method in our Rice and Crops businesses, which enables us to time the entry of our rice production into the market at optimal price points. Additionally, we believe we were the first company in South America to implement the innovative free-stall infrastructure in dairy operations resulting in increased raw milk production compared to our peers. The free-stall method enables better control over production variables by confining dairy cows into large barns, which are equipped with state-of-the-art technology to enhance cow comfort, such as sand beds, water spray cooling system and fans. In addition, installations are equipped with indoor corrals and a mechanical advanced milking system on a rotary platform, which enables us to use production efficiencies and increase milk production volumes while maximizing our land use and resulting in significantly higher conversion rates of animal feed into milk.
Moreover, our sugarcane harvesting is 99.6% mechanized, which has significantly improved operating efficiency, therefore reducing operating costs. We have modern facilities in the sugar and ethanol business including advanced sugar and ethanol mills with high-pressure boilers, which achieve one of the highest ratios of energy produced per ton of cane milled, according to the Cane Technology Center Benchmark program. Our Angélica sugar plant was the first continuously operative facility in Brazil, requiring no production stoppages between sugar batches.
No-Till
“No-till” is the cornerstone of our crop production technology and the key to maintaining and even increasing the value and productivity of our land assets. “No-till”—often called zero tillage or direct sowing— is a technology developed more than 40 years ago to grow crops from year to year without disturbing the soil through tillage, and arose as an opposition to conventional tillage.
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
“No-till” farming avoids these negative effects by excluding the use of tillage. The “no-till” technology consists of leaving crop plant residues on the surface of the soil after harvesting a crop. These residues form a mulch or permanent cover protecting the soil from erosion risks caused by heavy rains and strong winds. This protective cover also helps natural precipitation and irrigation water infiltrate the soil effectively while decreasing water loss from evaporation. Absence of tillage helps prevent soil compaction, allowing the soil to absorb more water and roots to grow deeper into the soil. Furthermore, “no-till” reduces the emergence of weeds and enhances biological processes that positively impact soil properties, conserving and even improving the presence of organic matter and microorganisms and associated nutrients (nitrogen, phosphorous, etc.).
The combination of these advantages results in important cost reductions due to a lower use of inputs, mainly diesel, fertilizers and pesticides, and higher crop yields, thus increasing the profitability of our business. These benefits are achieved in the medium to long term, resulting in a continuous increase of land productivity and thus its value. From an operational standpoint, “no-till” facilitates the conditions to perform most of the operations on time such as planting, spraying and harvesting, which enhances the development of large-scale operations and especially improves the probability of planting each crop at the optimum moment.
Crop Rotation
Crop rotation is the practice of growing a series of dissimilar types of crops in the same area in sequential seasons. Crop rotation allows us to better control the buildup of harmful weeds and reduces the incidence of plagues and diseases that often occur when the same commodity is continuously cropped. Crop rotation also allows us to balance the fertility demands of various crops to avoid the excessive depletion of soil nutrients, contributing to a more efficient use of fertilizers and a sustainable use of herbicides and pesticides. Crop rotation results in increased yields and reduced production costs, providing a high rate of return. Our crop rotation model is tailored to each of our farming regions based on climatic and soil conditions. For example, in Argentina’s Humid Pampas, our three-year crop rotation cycle involves the planting of a wheat crop followed by a soybean double-crop in the first year, a corn crop in the second year, and a soybean crop in the third year. In some areas of the Argentine humid pampas with adequate agro-climatic conditions, we enhance our crop rotation by introducing some industrial crops such as peanut and confectionary sunflower.
Second Harvest
Second harvest, also known as double cropping, is the practice of consecutively producing two crops on the same land within the same growing year. Double cropping is possible only in regions with long growing seasons, which is determined mainly by climate conditions such as rain and temperature. Double cropping allows us to increase the profitability of our land, diversify our production and commercial risk and enhance operational efficiencies through a better utilization of machinery, freight, labor and other resources, resulting in a dilution of our fixed costs. Double cropping has important agronomical advantages as well, such as having crops on the land for a longer period of time, which, enhanced by “no-till” and crop rotation practices, results in the improvement of the physical and chemical properties of the soil in the long term. We implement and adapt different double cropping systems for each of our productive regions in Argentina and Uruguay, with the most frequent being wheat/soybean, wheat/corn, sunflower/soybean, corn/soybean and sunflower/corn.
Integrated Pest Management
Integrated pest management, or “IPM,” involves a deep analysis of agronomical, economic and environmental aspects with the goal of determining the most efficient way to control the pests. It simultaneously achieves three main goals: (i) enhancing crop productivity, (ii) reducing use of pesticides and (iii) decreasing the risk of agrochemical contamination. The first stage of IPM is to train the people who will be involved in pesticide usage. The pesticide to be applied is selected considering local regulations (only locally approved pesticides are used) and the minimum resulting environmental risks due to its chemical classification. Additionally, when selecting biotechnologically developed crops, we evaluate the potential reduction of pesticide uses that may be achieved. The doses of pesticides are defined by vendor recommendations and adjusted through agronomical expertise (specific to a crop and a pest). We are assessing the environmental impact of such pesticides by implementing the use of the Environmental Impact Quotient developed by Cornell University. The timing of pesticide application is based on economic threshold that takes into account the crop situation (growing stage, climate conditions), the potential damage of the pest (type, population, growing stage), the presence of “beneficial” pests, and finally, the price relationship between grains and pesticides. We also use biological pest controls by breeding and releasing natural enemies of the relevant pest, as is the case with the borer plague in sugarcane. The relevance of the pest is measured by implementing specific scouting methodologies, which are adapted to large-scale farming. Scouting is carried out by trained employees who supervise all the fields on a weekly basis. The pesticide doses are applied by high-tech machinery, the majority of which is outsourced. IPM machinery is accurately calibrated to increase its application efficiency and to reduce any potential contamination risk. Climate conditions are taken into account, as well, in determining the optimal timing for spraying, to avoid drifting, evaporation and leakage risks.
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
Water Management
Since crops need sufficient water to achieve their potential yields, we are engaged in techniques aimed to increase the efficiency of water usage and at the same time decrease soil erosion risks. In that regard, “no-till” presents strong advantages since it improves rainfall infiltration and increases the soil’s water storage capacity. In areas that may be subject to excess water, we are developing terraces, soil leveling and other techniques intended to decrease runoff and erosion risks. In some of the jurisdictions in which we operate, the use of water for irrigation requires obtaining special permits. For certain irrigated crops such as rice, we focus on the design and operation of rainwater harvesting, which is collecting water from rain in semi-natural reservoirs destined for future irrigation. In addition, we have developed a water recycle system for each farm where excess of water (derived from drainage and rainfalls) can be reused, instead of being drained out of the farm. Channels to conduct the water and drain the fields are developed by experts in order to deliver water in the most efficient manner. We have a developed precision leveling system (with zero or controlled grade level) in most of our rice farms to increase productivity and reduce production costs. This technique involves a precise leveling of the land based on GPS and laser technology. When fields are accurately leveled, water irrigation requirements are reduced, thus lowering the cost of labor and energy. Efficient management of irrigation results in a positive impact on yields.
Additionally, as fields can be larger, there are some operational benefits that can be achieved by reducing machinery working times. Recently, we have implemented Polypipe irrigation system in the most mountainous rice fields. This technology consists of deploying plastic pipes to conduct irrigation water from a big channel to the fields, thus reducing water consumption, alongside with a small reduction of area devoted to infrastructure. In addition, we are using drones to assess water levels during rice irrigation season. Through this high-precision surveillance method, we are enhancing water management, which improves potential yield, while reducing water consumption. Drones use different cameras to detect water levels even when dense canopies cover the fields. Other crops, such as corn and sunflower seed, are irrigated by highly efficient pivot spraying systems. This type of irrigation system allows us to distribute water uniformly throughout the field, improving the use of water in terms of total millimeters per year. We conduct soil moisture sampling to define the best moment and amount of water to be used for irrigation in each plot.

Mechanization
We incorporate all available mechanization technology into our business that is cost-effective. We believe that by employing mechanization technology we improve our operating efficiency and are better able to reach desired economies of scale in our operations. Mechanization also enables us to adopt new associated technologies faster and hastens our development efforts. In our Farming business, we are using cutting-edge mechanized technology for planting, spraying, harvesting and irrigating and for soil preparation and management. We also employ advanced mechanization technology in our logistics and product processing operations, including transportation, drying operations and grain sorting and storage. We have developed mechanization technology to benefit sugarcane planting and harvesting, which traditionally have not benefited from such mechanization.
Synergies
The technologies we employ are very closely linked, and the joint implementation of a number of them will result in positive synergies for our entire production system. For example, implementation of the “no-till” technology can be enhanced by crop rotations, due to the positive biological effects generated by the different types of roots from each crop in the soil. Benefits of integrated pest management are improved when combined with the “no-till” and crop rotation strategies, since the crop stubble that remains on the soil can be a barrier to some plagues, and because some other pests are specific to a particular crop and the crop rotation can be sufficient to control them. We consider these synergies when we develop our crop seeding schedule. In the case of the reuse of residues, we benefited from our experience in sugarcane, where almost everything is reused and no residues are generated. By transferring such conceptual ideas to our dairy operations, we ended up reusing the manure from the cows to generate renewable electricity.
Agtech (Agricultural, Digital-Based Technology)
Since inception, we have been introducing cutting-edge technologies to increase our production efficiency. As digital and information-based technologies are rapidly advancing, we are currently devoting time and effort to work closely with agtech startups that could bring solutions to our operational processes. We are monitoring both local and international startups, with the goal of adopting efficient digital technology in our operations.
Industrial Technology
In recent years, we have incorporated several industrial facilities to our portfolio and have been actively enhancing their performance using technology. In our dairy industry, we replaced LPG gas with natural gas as a source of energy in the facility of Morteros, thereby reducing both the cost of production and the environmental impact. At Morteros, we also incorporated the technology to produce fat filled, a product that helps us enhance our operational efficiency while achieving new markets. At the Chivilcoy facility, have incorporated technologies to produce and package UHT cream, yogurt and milk with cacao. These advances help us enhance our milk-based product portfolio. All these new products are based on our own formula and are developed by our production and quality team.
Information Technology
We employ the Oracle eBusiness Suite ERP to standardize and integrate our processes throughout the company and improve controls and information accuracy and consolidation. The Oracle eBusiness Suite allows us to fulfill our local accounting and fiscal needs while facilitating operational coordination across our geographic areas and lines of business, reducing our operational costs and minimizing duplication and inefficiencies. It also provides our management with consolidated results in a timely manner.
Cybersecurity
In accordance with the growing risks in cybersecurity like viruses, Trojans, hackers and other threats, we have adopted a series of measures designed to mitigate these risks. We are constantly implementing new technologies and solutions to assist in the prevention of potential and attempted cyberattacks, as well as protective measures and contingency plans in the event of an existing attack. We analyze the risks we face on an ongoing basis and, accordingly, strengthen our information technology infrastructure, update our policies, and raise awareness among our employees, to enhance our ability to prevent and respond to such risks.
We have created a cybersecurity officer position and have hired a cybersecurity specialist to help us in the validation and development of our short-, mid- and long-term plan. This has allowed us to steadily increase the security at our facilities, as part of our commitment and decision to continue reinforcing our security systems, and to improve our contingency plans.
Environmental Aspects

We are implementing a production model that reflects a strong commitment to the environment. Our responsibility to the environment begins with complying with local regulations. To become better stewards of the environment, we are implementing environmental management plans for our operations. Those plans involve different stages, which include educating our own and outsourced staff, monitoring ecological parameters, preventing negative effects, and correcting deviations. Natural resources such as land, water, air and biodiversity are taken into account when we evaluate the development and operation of new and ongoing production projects and operations. In that regard, we are constantly evaluating best practices in our operations. See “—Technology and Best Practices.” With land being one of the most relevant natural resource in our operations, we have developed a sustainable land use strategy that considers factors beyond the requirements of local laws and regulations. There are ecosystems that we do not consider appropriate for agricultural development, such as heavy forests and key wetlands. We evaluate development of other areas (e.g. savannahs, natural grasses, bush land, lowlands) only after carrying out an environmental impact assessment. In addition to such evaluations, we analyze the agricultural potential of the land in respect of the soil, the climate, crop productivity and available technology, among other factors. Through this approach, we make sure that we grow the most suitable crop in each region with the aim of being the lowest-cost producer of the sector. We then consolidate our analysis into a land transformation plan, which includes the best land use option and implements best practices based on regenerative agriculture such as “no-till” technology, crop rotations, integrated pest and weed management, balanced fertilization, responsible pesticide usage and water management. In addition, in 2021, we planted 55,000 hectares of cover crops. These help prevent water and wind erosion, function as biological fallows, reduce the need to apply phytosanitary products and provide roots that increase soil porosity. We sow these crops and adapt the species to the agro-ecological environmental condition.
These best practices aim to increase resource efficiency and to decrease the risk of contamination and waste production and are consolidated into an environmental management plan, which includes biodiversity management when applicable. We aim to properly implement our sustainable production model to enhance land productivity and therefore increase land value. With respect to pesticide contamination risks, we are implementing a responsible pesticide use program, which includes personnel training, personnel protection elements, application recommendations, pesticide selection criteria, pesticide handling and storage and after-use pesticide packages (which are specifically cleaned, collected and stored for recycling purposes under third-party programs). In 2021, we began to implement the "Environmental Impact Quotient" indicator, which allows us to assess the potential risk of the applications of phytosanitary products and the impact caused by them. Further, in 2021, we increased to 23,500 hectares the area where we use selective spray equipment to reduce the doses of phytosanitary products using a machine to detect weeds, which allows us to apply the product only where necessary. In addition, periodically train our personnel on our rice fields to raise awareness about the responsible use of phytosanitary products.
Additionally, in some regions where biodiversity matters are relevant, we are implementing biodiversity management plans, which mainly consists of the GTA periodically monitoring flora and fauna, detecting significant variations of their populations, and proposing measures to reduce any potential threats to local species. As a result, we are implementing some practices such as prohibiting hunting on our farms and developing environmental private protection areas (where natural vegetation is protected by implementing sustainable production practices). As environmental matters require specific expertise and an understanding of complex relationships, we hire highly qualified consultants, and are entering into cooperative arrangements and agreements with educational institutions.
In Brazil, we have the Brazilian Forestry Code (Código Florestal Brasileiro) as the main source for our environmental policies. Accordingly, we analyze and identify all natural areas inside our own farms and inside leased areas, and make a development plan that defines actions for their preservation. Some examples of these activities are the reforestation of Permanent Preservation Areas (Áreas de Preservação Permanente) and Legal Reserve Areas (Áreas de Reserva Legal). Along with natural regeneration techniques, we have produced seedlings of more than 70 native species to reforest those areas. We are strongly committed to the preservation of forests, and we only develop areas for farming if they were previously used for agricultural purposes or for pasture. We do not operate in massive forests, large wetlands or areas with high biodiversity value. We concern ourselves with the protection of riverbanks and surrounding areas of streams and springs, as they are important for soil conservation and as refuges for native fauna. In that regard, we are implementing periodic monitoring of wildlife and native flora as well.
In respect to our industrial processing activities, we focus on energy-efficient processes that increase productivity with minimum waste disposal. At the same time, we seek to promote the reuse of any by-product or residue within industrial processes when feasible, or in the fields when the economic analysis is sensible. A successful example of this approach is the use of manure to produce electricity and the use of biofertilizers to grow crops in our dairy farms. Another success story is the use of all sugar and ethanol industrial by-products (vinasse, filter cake and composted ashes) as biofertilizers in our cane fields.
Since November 2017, we are producing renewable electricity from our biodigester built in our dairy farm. The biodigester transforms cow manure into biogas with high methane content, which then fuels a cogeneration facility that generates 1.4 MW of electricity. The electricity produced is sold to the grid under a long-term contract with an Argentine federal utility. Additionally, as this project allows us to reduce greenhouse gas emissions, we have registered the project under the Verified Carbon Standard to deliver carbon credits from the biodigester. In 2011, we received a grant from the Sustainable Energy and Climate Change Initiative of the Inter-American Development Bank, or the “SECCI,” in order to carry out the pre-feasibility assessment. We have also received a grant from the Agencia Nacional de Promoción Científica y Tecnologica, an agency that promotes technological innovation, to partially fund the investment. In July 2016, we participated in Argentina’s “RenovAr” renewable energy auction and entered into a 20-year contract to supply up to 9,145 MWh per year at an average price of US$158.92 per MWh plus bonifications. In 2021, our biodigester generated a record 10,907 MWh of renewable electricity (a 32% increase compared to 2020).
At the UMA mill, we implemented a pilot plant that produces biogas from vinasse, developed in partnership with Efficiencia, a subsidiary of Companhia Energética de Minas Gerais — CEMIG. The technology developed during this project will allow us to generate additional energy from vinasse while maintaining the fertilizer recycling potential at UMA. We have replicated this project at commercial scale in our Mato Grosso do Sul cluster. Currently, we are producing renewable electricity with it and have begun to evaluate the potential of biomethane as a portable fuel for trucks, lorries and cars. We continue to fine-tune our production process to enhance efficiency, and once the technology begins to work accordingly, we may expand the capacity to maximize the production of biogas in this cluster. These emission reduction projects will also improve our efficiency by decreasing the carbon emission. In 2021, we certified our biogas facility as the first renewable gas plant in Brazil, which allows us to issue and sell carbon credits (gas-recs)..
Since 2020, we have issued CBios under the RenovaBio program, the first company in Brazil to do so in the local markets. In 2021, we sold more than 500,000 CBios. The better environmental performance of our operations, the greater the number of CBios we could use, which motivates us to enhance such performance year by year.
Social Programs
In addition to complying with local labor regulations, we seek to promote the personal and professional development of our employees by offering them an adequate working environment with proper health and safety protections. We aim to develop a transparent relationship with local authorities. Finally, one of our main goals is to contribute positively to the social development of the communities in which we operate, creating new jobs, preserving the environment, providing training opportunities through our internship program and assisting with social development. In order to implement our social development programs, we analyze the areas in which we operate and give special attention to education and poverty rates, possible alliances with other social actors, and potential synergies with local government programs. In addition to social development programs, we contribute to community organizations in each area where we operate, such as hospitals, schools, daycare centers and fire stations, among others. We also have a voluntary matching program where Adecoagro matches each donation from our employees at a 2:1 ratio.
Education
Our sugarcane and rice operations have a very important economic impact in the communities where we are located, and we have developed a Social Action Program in the various municipalities. In 2005, we started a partnership with Cimientos in Corrientes, Santa Fe, Santiago del Estero and Entre Rios in Argentina. Cimientos is a non-profit organization that promotes equal educational opportunities for children and youth from low-income families in Argentina. In 2021, we participated in the Cimientos Escuelas que Acompañan program. The program consisted of trainings and workshops for teachers and headmasters of 18 secondary schools from Corrientes and Santa Fe, focusing on the development of socio-emotional skills. In 2016 we had started another program together with Conciencia (a local non-governmental organization) in which we support our employees’ children to complete their education. In 2021, we had 26 students in secondary school and higher education from San Salvador (Entre Ríos) and Las Lajitas (Salta) participating in the program.
In 2019 we made a new alliance with the Reciduca Foundation with the aim of providing 10 school scholarships for young people from the community of Pilar to finish their secondary studies, expand their employment opportunities and promote environmental care. We supported the program all these years, and the positive results for 2021 motivated our decision of increasing the number of scholarships to 15 in 2022.
Additionally, we have partnered with Fundação Bradesco in Mato Grosso do Sul, working with the local municipalities of Angélica and Ivinhema to retrain teachers at their schools, aiming to improve the performance of public schools to a level of regional excellence. We also have partnerships to encourage the habit of reading through the training of teachers of municipal schools as storytellers and investment in libraries.
Nutrition

In Argentina, we work in partnership with the Conin Foundation, which fights malnourishment in children, focusing its actions in three main aspects: education, assistance and research. In 2021, we donated nearly 165 tons of rice and milk. We also work in partnership with the Argentine Food Bank Network, to whom we are currently donating approximately 40 tons of food. This network is supported by 18 food banks and is a nonprofit distribution enterprise that serves the community by acquiring donated food and making it available to people in need through a network of community agencies. These agencies include school feeding programs, food pantries, soup kitchens, hospices, substance abuse clinics, after-school programs and other nonprofit organizations. In 2021, we also contributed with the Argentine Food Bank Network with a significant monetary donation for the construction of its new logistic and distribution center in Buenos Aires. Additionally, we have been contributing food to Solidagro, an alliance between rural corporate institutions and civic organizations that seek to solve famine and malnutrition problems, since 2007. We are also collaborating with selected soup kitchen initiatives such as Caritas, Conin centers, schools and other organizations. In 2021, we reached about 60 organizations with our food donations.
We are committed as well with the Haciendo Camino non-governmental organization in its fight against malnourishment in children in Santiago del Estero. We have been supporting the organization for the last years, and in 2021 we covered 70% of the annual budget of the Early Childhood Center in Los Juries.
In Brazil, we support several local schools, kindergartens, homes for the elderly and APAEs, which are local associations to support persons with disabilities, with financial investment and training to improve social management. Because of these initiatives, the ABRINQ Foundation certified our Monte Alegre unit as a child-friendly company.
Internship Program
The purpose of our internship program is to promote the development of highly qualified professionals from the community by providing first-time work experience, good quality training and access to highly technology-oriented operations. We seek to facilitate interns’ future access to the job market while detecting potential key employees. The interns actively participate in the TAG training program, which includes monthly technical meetings, external training and farm tours. In order to accomplish these goals we promote institutional relationships with local and international universities and high schools. Over 411 interns have participated in our program during the last 15 years, of which 118 were subsequently incorporated into our teams.
Material Agreements
For a description of the material agreements relating to our indebtedness, please see “Item 5. Operating and Financial Review and Prospects-— B. Liquidity and Capital Resources—Indebtedness and Financial Instruments.”
Brazil
Sugar Sale Agreements
In 2021, our largest three customers in this segment comprised approximately 93% of our sugar sales agreements. Adecoagro Vale do Ivinhema S.A. (via Adecoagro Uruguay S.A.) entered into sugar sales agreements with Louis Dreyfus Commodities, Suisse S.A, Viterra B.V. (formerly known as Glencore Agriculture B.V.) and Engelhart Commodities Trading Partners (formerly known as BTG Pactual Commodities), pursuant to which Adecoagro Vale do Ivinhema S.A. agreed to supply approximately 476,000 metric tons of Brazilian VHP (very high polarization). This specific amount of sugar was delivered during the 2021 harvest year in Paranaguá port, and the price was fixed in reference to the ICE Sugar no 11 Futures.
Electric Energy Agreements
Adecoagro Vale do Ivinhema S.A. entered into an agreement for the sale of energy to CCEE. This agreement is a result of a public auction by the Brazilian federal government conducted in May 2008, carries a term of 15 years, and requires Adecoagro Vale do Ivinhema S.A. to supply CCEE with 87,600 MWh annually during the harvest periods each year (April to December), at a rate of R$312.46/MWh. The price of energy under the contract is adjusted annually according to inflation.
In August 2010, Adecoagro Vale do Ivinhema S.A. participated in a public auction by the Brazilian federal government. As a result of this auction, Adecoagro Vale do Ivinhema S.A. entered into second 15-year agreement with CCEE starting in 2011, for the sale of 131,400 MWh per year at a rate of R$278.80/MWh.

Intellectual Property
As of April 2021, our corporate group owned 39 trademarks registered with the Argentine National Intellectual Property Institute and had 12 trademarks in the process of registration. Also, Adeco Brasil and UMA owned 17 trademarks registered with the Brazilian National Industrial Property Institute (“INPI”), and had submitted 10 trademark registration requests, all of which are currently being challenged by third parties or were initially denied by INPI. In addition, Adeco Agropecuaria Brasil S.A. had submitted one trademark for registration. Agroglobal S.A. (now Adecoagro Uruguay S.A.) has one trademark registered in Uruguay.
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
Legal and Administrative Proceedings
In the ordinary course of business, we are subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, social security, labor lawsuits and other matters. We accrue liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. See “Item 8. Financial Information —A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings.”
Environmental Regulations and Compliance
Our businesses in the various emerging market countries in which we operate are subject to comprehensive national, state and municipal laws and regulations relating to the preservation and protection of the environment to which those businesses must adhere. These laws and regulations require some of our businesses to obtain permits or licenses that have to be renewed periodically in order to allow us to continue to operate. If such permits or licenses lapse or are not renewed or if we fail to obtain any required environmental licenses and permits, or if we do not comply with any other requirements or obligations established under the applicable environmental laws and regulations, we may be subject to environmental liability at administrative level (fines, partial or total suspension of operations and suspension or cancellation of environmental licenses and permits.), criminal and/or civil level (recovery of any damage caused). In addition, our businesses which hold debt from banks, and multilateral lenders in particular, are typically required to adhere to environmental standards that exceed those of the country in which the business operates (e.g., World Bank standards).
We are currently either in compliance with or are in the process of applying for permits that would put us in compliance with all applicable environmental laws and environmental licenses and permits. Specifically, the operational license of UMA is valid, having been issued on September 5, 2016, and is valid for eight years. On June 10, 2014, we applied for the renewal of the operational license for the Angélica mill, which has been issued on March 29, 2019, authorizing to mill up to 6.5 million tons of sugarcane per year, valid until March 28, 2023. On April 24, 2015, we obtained an installation license (licença de instalação) for the Ivinhema mill authorizing its installation. On July 23, 2015, we obtained the operational license (licença de operação) from IMASUL authorizing us to mill up to five million tons of sugarcane per year. The current operating license (licença de operação) of the Ivinhema mill was issued on July 27, 2021, and is valid for six years, authorizing us to mill up to 7.2 million tons of sugarcane per year. In addition to the installation and operational license, the Ivinhema mill also obtained other permits including licenses for water capture and gas station operation, among others. Failure to obtain the necessary environmental licenses may prevent us from operating the Ivinhema mill or may subject us to sanctions.
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
Regulation and Control of Agri-Food Production in Argentina
As of February 25, 2011 the ONCCA was dissolved pursuant to Decree No. 192/2011. The faculties previously held by the ONCCA have been transferred to the Ministry of Agriculture and to an entity (Unidad de Coordinación y Evaluación de Subsidios al Consumo Interno or “UCESCI,” after its acronym in Spanish) created by means of Decree No. 193/2011. Such entity was then dissolved by means of Decree No. 444/2017, which provided that the powers granted to the former UCESCI will be carried out by the Ministry of Agriculture. As a result, the Ministry of Agriculture is the enforcement authority of the decrees issued by the ONCCA and is in charge of monitoring the agricultural compliance with the commercialization regulations. The Ministry Agriculture will be responsible for the administration, allocation and payment of subsidies for wheat, corn and soybean, and will be in charge of the registry for the export of cattle.
Under applicable regulations, all persons involved in the commercialization and manufacturing of grains and dairy products must be registered with the Registry of Operators of the Agro-industrial Chain (Registro Único de Operadores de la Cadena Agroindustrial or “RUCA” after its acronym in Spanish), which provides for registration of any individual or company involved in the trade and industrialization of agri-food products in the markets for grains, livestock and dairy products and their by-products and/or derivatives, in the terms provided by Resolution No. 302/2012, as amended, issued by the Ministry of Agriculture. According to annex I of Resolution No. 21/2017, this registration has no expiry date, as long as the conditions and requirements established for its granting and validity are maintained by the operator and the operators complies with each and every one of the obligations imposed by the in force and future regulations. Grain producers must stock grains at facilities and must keep a record of the grain stock stored at such facilities. Failure to register with the RUCA, or cancellation of such registration, will lead to requirements that the operator cease its operating activities and closure its facilities.
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
On April 15, 2021, the Ministry of Agriculture, Livestock and Fisheries issued Resolution No. 60/2021, published in the Official Gazette on April 19, 2021, which specifies that dairy and grain exporters that did not register an establishment of its own in the RUCA must provide additional information. Pursuant to Decree No. 131/2022, the Argentine government, as a temporary and transitory measure, suspended export duty rates provided in Decree No. 790/2020, until and including December 31, 2022, for the products of the tariff positions of the “Common Nomenclature of Mercosur,” included therein and the export rates set out in Decree No, 230/2020 shall apply. In addition, the Argentine government issued Decree No. 132/2022,ordering the creation of the Public Trust Fund called Argentine Grain Stabilization Fund to guarantee a separate trust fund that will contribute to mitigate the increase in the price per ton of grain bought by Argentine windmills as a result of the conflict between Russia and Ukraine.
Finally, the Argentine Secretariat of Domestic Trade is currently working on a new bill to create a so-called National Food Company, which would intervene in the production, fabrication, distribution, commercialization, and industrialization of food products.

Recent Developments

COVID-19
The COVID-19 virus continues to pose a risk that Adecoagro or its employees, contractors, suppliers, customers and other business partners may be prevented from conducting certain business activities for a period of time, including due to shutdowns mandated by governmental authorities or otherwise adopted by companies as a preventive measure.
Both in Argentine and Brazil, governments adopted social distancing measures and shutdowns that affected economic activities. As of the date of this report, most of those restrictions have been lifted. As a result, we continue to operate normally.
Notwithstanding, we are closely monitoring this situation and taking all necessary measures to preserve our safety and operations. For example, we continue to enact prevention and action protocols tailored for each facility and activity. We also have crises committees that monitor our response to the pandemic. Other measures we have taken include: (i) body temperature controls at entrances of each facility and other critical check points, (ii) mandatory distancing in the workplace, (iii) maximum limit of people in the conference rooms, lunch rooms and vehicles, (iv) sanitary barriers, (v) special protective attire and masks, (vi) mandatory quarantines for those who have been in contact with travelers or with symptomatic persons, (vii) training programs and information about how to prevent the risks of transmission of COVID-19, and (viii) hiring of an infectious disease specialist to further on-site assessment. Additionally, remote work has been guaranteed for the duration of the pandemic for employees based in central offices, and a rotation scheme has been implemented for administrative employees based in the farms or industrial facilities.
Conflict between Russia and Ukraine
We have been following the developments of the outbreak of the conflict in Russia and Ukraine and invasion of Ukraine by Russia in February 2022. Despite that neither nor customers nor providers reside in such countries, we estimate that the prices of some agricultural inputs necessary for our activity, such as fertilizers and fuel, will be increase due to the impact of such conflict on the global economy. Even before the conflict began, we had anticipated the rising of fertilizer prices, and purchased fertilizers in order to guarantee our supply of such product and mitigate the impact of such price increases during our current harvest period. However, the potential increase of fuel prices and logistical costs resulting from the conflict may have an impact on our business.
State Value-Added Tax
In March 2022 the National Congress of Brazil approved a Supplementary Law changing the method for collecting the State Value-Added Tax (“ICMS”) over fuel, including anhydrous ethanol, as well as temporarily reducing the rates of Social Contribution on Gross Revenues (“PIS” and “COFINS”) to zero until December 2022 for diesel oil. PIS and COFINS normally represent approximately R$0.33 per liter of fuel. As a result, in principle, this measure may result in the reduction of the cost for acquiring diesel fuel. In relation to anhydrous ethanol, State regulation remains to be enacted.

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
Item 5.    Operating and Financial Review and Prospects
Item 5 of this Annual Report on Form 20-F discusses the Company’s operating and financial review and prospects as of and for the fiscal years ended December 31, 2021 and 2020. For a discussion of the Company’s operating and financial review and prospects as of and for the fiscal years ended December 31, 2020 and 2019, see "Item 5 Operating and Financial Review and prospects—A. Operating and Financial Review and Prospects—Operating Results—Results of Operations—Year Ended December 31, 2020 Compared to Year Ended December 31, 2019,” —B. Liquidity and Capital Resources” and "—Cash Flows—Cash Flows for the Year Ended December 31, 2020 compared to Year Ended December 31, 2020” included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2020 filed with the SEC on April 28, 2021 are incorporated herein by reference.
Overview
We are engaged in agricultural, manufacturing and land transformation activities. Our agricultural activities consist of harvesting certain agricultural products, including crops (soybeans, corn, wheat, etc.), rough rice, and sugarcane, for sale to third parties and for internal use as inputs in our various manufacturing processes, and producing fluid milk. Our manufacturing activities consist of (i) selling manufactured products, including processed rice, sugar, ethanol and energy, among others, (ii) since April 2019, in our acquired milk facilities we produce UHT and UP milk, powder milk and semi-hard cheese, among others; and (iii) providing services, such as grain warehousing and conditioning and handling and drying services, among others. Our land transformation activities consist of the acquisition of farmlands or businesses with underdeveloped or underutilized agricultural land and implementing production technology and agricultural best practices to enhance yields and increase the value of the land. See also “Item 3. Key Information-D. Risk Factors —Risks Related to Argentina- Argentine law concerning foreign ownership of rural properties may adversely affect our results of operations and future investments in rural properties in Argentina" and "Item 3. Key Information-D. Risk Factors —Risks Related to Brazil- Recent changes in Brazilian rules concerning foreign investment in rural properties may adversely affect our investments."
We are organized into three main lines of business: Farming; Land Transformation; and Sugar, Ethanol and Energy. These lines of business consist of six reportable operating segments, which are evaluated by the chief operating decision-maker based upon their economic characteristics, the nature of the products they offer, their production processes and their type and class of customers and distribution methods. Our Farming business is comprised of four reportable operating segments: Crops, Rice, Dairy, and All Other Segments. Each of our Sugar, Ethanol and Energy and Land Transformation lines of business is also a reportable operating segment. See “—Operating Segments” for a discussion of our six operating reportable segments.
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
Agricultural Activities

Our agricultural activities involve the management of the biological transformation of biological assets into agricultural produce for sale to third parties, or into agricultural products that we use in our manufacturing activities. We measure our biological assets and agricultural produce in accordance with IAS 41 "Agriculture." IAS 41 requires biological assets to be measured on initial recognition and at each balance sheet date at their fair value less cost to sell, with changes in fair value recognized in the statement of income as they occur. As market prices are generally not available for biological assets while they are growing, we use the present value of expected net cash flows as a valuation technique to determine fair value, as further discussed below in Note 32 to our Audited Consolidated Financial Statements. In addition, agricultural produce at the point of harvest is measured at fair value less cost to sell, which is generally determined by reference to the quoted market price in the relevant market. Consequently, the gains and losses arising on initial recognition and changes in fair value of our biological assets and the initial recognition of our agricultural produce at the point of harvest are accounted for in the statement of income in the line item "Initial recognition and changes in fair value of biological assets and agricultural produce."
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
We consider gains and losses recorded in the line items of the statement of income "Initial recognition and changes in fair value of biological assets and agricultural produce" and "Changes in net realizable value of agricultural produce after harvest" to be realized only when the related produce or manufactured product is sold to third parties and, therefore, converted into cash or other financial assets. Therefore, "realized" gains or losses mean that the related produce or product has been sold and the proceeds are included in revenues for the year. See Note 32 to our Audited Consolidated Financial Statements.for a discussion of the accounting treatment, financial statement, presentation and disclosure related to our agricultural activities.
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
The second type of operation undertaken within this segment relates to the realization of value through the strategic disposition of assets (i.e.,farmland) that may have reached full development potential. Once we believe certain land has reached full growth potential, we may decide to realize such incremental value through the disposition of the land.
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
In December 2019, a novel strain of coronavirus or "COVID-19,” was reported to have surfaced in China and started spreading to the rest of the world in early 2020. The COVID-19 virus has impacted economic activity worldwide and has posed the risk that Adecoagro or its employees, contractors, suppliers, customers and other business partners may be prevented from conducting certain business activities for an indefinite period of time, including due to shutdowns mandated by governmental authorities or otherwise adopted by companies as a preventive measure.
Both in Argentina and Brazil, governments adopted social distancing measures, and shutdowns, that affected economic activities. In our case, activities pursued by our Argentine subsidiaries, related to agricultural production, distribution and commercialization, were exempted from the Mandatory Isolation Regime for being considered “essential” activities. Also our activities in Brazil are currently subject to no COVID-19 related restrictions. Thus, the activity of the Company has not suffered any severe effects. As of the date of this report, following widespread vaccination, almost all such restrictions were lifted.
The Company is closely monitoring the situation and taking all necessary measures at its disposal to preserve human life and its operation.
The Company has enacted prevention and action protocols tailored for each facility and activity, in addition to constituting crisis committees to monitor the Company’s response to the pandemic.
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
Nonetheless, we are closely monitoring the situation and taking all necessary measures at our disposal to preserve human life and its operation.
For more information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industries—We may be exposed to risks related to health epidemics, and the COVID-19 in particular, that could adversely impact our ability to operate our business and results of operations".
Our results of operations have been influenced and will continue to also be influenced by the following factors:
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
The following table sets forth our average crop, rice and sugarcane yields per hectare for the periods indicated:

	2020/2021	2019/2020	2018/2019	% Change
	Harvest Year (1)	Harvest Year (1)	Harvest Year (1)	2020/2021 -2019/2020	2019/2020 -2018/2019
Corn (2)	5.7	6.0	6.5	(5.0)%	(7.7)%
Soybean	2.5	2.5	2.6	—%	(3.8)%
Wheat (3)	2.8	3.2	2.9	(12.5)%	10.3%
Peanut	3.0	3.3	3.1	(9.1)%	6.5%
Sunflower	1.8	1.9	1.6	(5.3)%	18.8%
Rice	7.8	6.7	5.9	16.4%	13.6%
Sugarcane (4)	68.6	79.0	75.6	(13.2)%	4.5%
(1) This column reflects the full harvest season.
(2) Includes sorghum and chia.
(3) Includes barley, rye, oats, chickpea and black pea.
(4) Does not consider harvested area for planting activities.
Effects of Fluctuations in Production Costs

We experience fluctuations in our production costs due to the fluctuation in the costs of (i) fertilizers, (ii) agrochemicals, (iii) seeds, (iv) fuel, (v) farm leases and (vi) labor. The use of advanced technology, however, allows us to increase our efficiency, in large part mitigating the fluctuations in production costs. Some examples of how the implementation of production technology has allowed us to increase our efficiency and reduce our costs include the use of no-till technology (also known as “direct sowing,” which involves farming without the use of tillage, leaving plant residues on the soil to form a protective cover which positively impacts costs, yields and the soil), crop rotation, second harvest in one year, integrated pest management, and balanced fertilization techniques to increase the productive efficiency in our farmland. Increased mechanization of harvesting and planting operations in our sugarcane plantations and utilization of modern, high-pressure boilers in our sugar and ethanol mills has also yielded higher rates of energy production per ton of sugarcane milled.
Effects of Fluctuations in Commodities Prices
Commodity prices have historically experienced substantial fluctuation. For example, between January 1 ,2021 and December 31, 2021, sugar prices increased by 22%, according to Intercontinental Exchange of New York (“ICE-NY”) data, and ethanol prices increased by 63%, according to Escola Superior de Agricultura “Luiz de Queiroz” (“ESALQ”) data. Also, based on Chicago Board of Trade (“CBOT”) data, from January 1, 2021, and December 31, 2021, soybean prices increased 1% and corn prices increased by 22.6%. Commodity price fluctuations impact our consolidated statement of income as follows:
•initial recognition and changes in the fair value of biological assets and agricultural produce in respect of unharvested biological assets undergoing biological transformation.
•changes in net realizable value of agricultural produce for inventory carried at its net realizable value; and
•sales of manufactured products and agricultural produce to third parties.

The following graphs show the spot market price of some of our main products between December 31, 2016 and December 31, 2021, highlighting the period from January 1 to December 31, 2021:

Soybean in U.S. cents per bushel (1)

1600
1400
1200
1000
800
600
Dec-16
Dec-17
Dec-18
Dec-19
Dec-20
Dec-21

Corn in U.S. cents per bushel (1)

900
800
700
600
500
400
300
200
Dec-16
Dec-17
Dec-18
Dec-19
Dec-20
Dec-21

Sugar in U.S. cents per pound (2)

26
24
22
20
18
16
14
12
10
8
Dec-16
Dec-17
Dec-18
Dec-19
Dec-20
Dec-21

Ethanol in Reais per cubic meter (3)

4,1
3,8
3,5
3,2
2,9
2,6
2,3
2
1,7
1,4
1,1
0,8
31-Dec
31-Dec
31-Dec
31-Dec
31-Dec
31-Dec

(1)    Source: CBOT
(2)    Source: ICE-NY
(3)    Source: ESALQ

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
The financial results in respect of all our products are presented on a fiscal year basis.
Effects of Fluctuations of the Production Area
Our results of operations also depend on the size of the production area. The size of our own and leased area devoted to crop, rice and sugarcane production fluctuates from period to period in connection with the purchase and development of new farmland, the sale of developed farmland, the lease of new farmland and the termination of existing farmland lease agreements. Lease agreements are usually settled following the harvest season, from July to September for crops and rice, and from May to April for sugarcane. The length of the lease agreements is usually one year for crops, one to five years for rice and five to six years for one-cycle sugarcane or twelve to fourteen years for two-cycle of sugarcane. Regarding crops, the production area can be planted and harvested one or two times per year. As an example, wheat can be planted in July and harvested in December. Right after its harvest, soybean can be planted in the same area and harvested in April. As a result, planted and harvested areas can maximize their production in any given year. The production area for sugarcane can exceed the harvested area in one year. Grown sugarcane can be left in the fields and then harvested the following year.
The following table sets forth the production area for the periods indicated:

	Year ended December 31,
	2021	2020	2019	Chg (%) 2021-2020	Chg (%) 2020-2019
		Hectares
Crops (1)	215,494	161,706	152,976	33,3%	5.7%
Rice	49,040	41,544	40,417	18.0%	2.8%
Sugar, Ethanol and Energy	185,806	176,651	166,041	5,2%	6.4%
(1) Does not include second crop and forage area.

The increase in sugar, ethanol and energy production area in 2021 is explained by an increase in leased hectares that provide sufficient cane supply for the entire year in accordance with the long-term growth plan of the company. The increase in crops production area in 2021 compared to 2020 was mainly driven by the increase in leased area. The increase in Rice production area is mainly related to business development.

Effect of Acquisitions, Dispositions and Land transformation

Our business model also includes the identification, acquisition, development and selective disposition of farmlands or other rural properties that after implementing agricultural best practices and increasing crop yields, we believe have the potential to appreciate in terms of their market value. As a part of this strategy, we purchase and sell farms and other rural properties from time to time, subject to the restrictions described in “Item 3. Key Information—Risk Factors—Risks Related to the Countries in Which We Operate—Laws on the foreign ownership of rural properties may adversely affect our results of operations and future investments in rural properties.”
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
Macroeconomic Developments in Emerging Markets

We generate nearly all of our revenue from the production of food and renewable energy in emerging markets. Therefore, our operating results and financial condition are directly impacted by macroeconomic and fiscal developments, including fluctuations in currency exchange rates, inflation and interest rate fluctuations, in those markets. The emerging markets where we conduct our business (including Argentina, Brazil and Uruguay) remain subject to such fluctuations. See “Item 3. Key Information—D. Risk Factors—Risks Related to the Countries in Which We Operate—Our results of operations and financial condition are dependent upon economic conditions in the emerging countries in which we operate” and “—Economic and political conditions in the countries in which we operate, and the perception of these conditions in international markets, may adversely impact our business, our access to the capital and debt markets, our results of operations and financial condition.”
Moreover, economic conditions of the countries in which we operate may be impacted by inflation over domestic prices, which may result in higher costs and affect our revenues. High inflation rates may undermine the conditions that allow us to grow in those countries and induce to macroeconomic volatility, affecting overall competitiveness, increasing social and economic inequality, reducing employment, consumption and the level of economic activity and undermining confidence in banking system, which could further limit domestic and international credit availability. In 2021, inflation in local currency in Argentina, Brazil and Uruguay has been 50.2%, 10.2% and 7.96%, respectively. We present our result from operations adjusted by the effect of hyperinflation accounting policies and translation for our Argentine operations according to IAS 29 (See “Presentation of Financial and Other Information—Financial reporting in a hyperinflation economy). For further detail on the impact of inflation, see “Item 3. Key Information—D. Risk Factors—Risks Related to the Countries in Which We Operate—Inflation in some of the countries in which we operate, along with governmental measures to curb inflation, may have a significant negative effect on the economies of those countries and, as a result, on our financial condition and results of operations.”
In addition, government policies enacted in the countries where we operate or factors may have a material impact, or could materially affect, the Company’s operations. See also “Item 3. Key Information—D. Risk Factors—Risk related to Our Business and Industries—Governmental policies reducing the amount of ethanol required to be added to gasoline, or eliminating tax incentives for flex-fuel vehicles, may adversely affect our business” and “—Our business is subject to significant governmental regulation, which may adversely affect our results of operations and financial condition.” See “Item 4—Information about the Company—B. Business Overview—Recent Developments,” for additional information concerning macroeconomic events, including the COVID-19 pandemic.
Effects of Export Taxes on Our Products

Since December 2019, after a change in the Argentine government administration, export taxes were adjusted as per the following table:

Product	Export tax	Cap per dollar exported
Soybean and derivatives	33%	—
Corn	12%	—
Wheat	12%	—
Peanut	7%	—
Sunflower	5%	—
Cotton	5%	—
Rice	5%	—
UHT Milk	12%	Ps. $3/U.S. dollar
Powder Milk	9%	—
Cheese	12%	Ps. $3/U.S. dollar
    As local prices are determined taking into consideration the export parity reference, any increase or decrease in export taxes would affect our results of operations.

Effects of Foreign Currency Fluctuations

Each of our Argentine, Brazilian and Uruguayan subsidiaries use local currency as its functional currency. A significant portion of our operating costs in Argentina are denominated in Argentine Pesos and most of our operating costs in Brazil are denominated in Brazilian reais. For each of our subsidiaries’ statements of income, foreign currency transactions are translated to local currency, as such subsidiaries’ functional currency, using the exchange rates prevailing as of the dates of the relevant specific transactions. Exchange differences resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income under “finance income” or “finance costs,” as applicable. Our Consolidated Financial Statements are presented in U.S. dollars, and foreign exchange differences that arise in the translation process are disclosed in the consolidated statement of comprehensive income.

As of December 31, 2021, the Peso-U.S. dollar exchange rate was Ps. 102.7 per U.S. dollar as compared to Ps. 84.1 per U.S. dollar as of December 31, 2020. As of December 31, 2021, the Real-U.S. dollar exchange rate was R$5.6 per U.S. dollar as compared to R$5.2 per U.S. dollar as of December 31, 2020.

The following graph shows the Argentine Peso-U.S. dollar rate and the real-U.S. dollar rate of exchange between December 31, 2016 and December 31, 2021, and in particular between January 1 and December 31, 2021:

(1)    Source: Bloomberg

Our principal foreign currency fluctuation risk involves changes in the value of the Brazilian Reais and the Argentine Peso relative to the U.S. dollar. Periodically, we evaluate our exposure and consider opportunities to mitigate the effects of currency fluctuations by entering into currency forward contracts and other hedging instruments.

Seasonality

Our business activities are inherently seasonal. We generally harvest and sell corn, soybean, rice and sunflower between February and August, and wheat from December to January. With the implementation of the "continuous harvest method,” sugarcane production is more stable during the year; however, the typical harvesting period in Brazil begins between April and May and ends between November and December. Sales of ethanol are generally concentrated during off-season to capture higher seasonal prices. Sales in other business segments, such as in our Dairy segment, tend to be more stable. However, milk sales are generally higher during the fourth quarter, when weather conditions are more favorable for production. As a result of the above factors, there may be significant variations in our results of operations from one quarter to another, since planting activities may be more concentrated in one quarter whereas harvesting activities may be more concentrated in another quarter. In addition, our quarterly results may vary as a result of the effects of fluctuations in commodity prices and production yields and costs related to the “Initial recognition and changes in fair value of biological assets and agricultural produce” line item. See Note 32 to our Audited Consolidated Financial Statements.

Capital Expenditures and Other Investments

Capital expenditures totaled US$205.2 million, US$166.8 million and US$257.0 million for the years ended December 31, 2021, 2020 and 2019, respectively. Our capital expenditures during the last three years consisted mainly of expenses related to (i) transforming and increasing the productivity of our land, (ii) planting sugarcane and (iii) expanding and upgrading our production facilities. Capital expenditures (including both maintenance and expansion) totaled US$205.2 million in the year ended December 31, 2021, in comparison to US$166.8 million in the year ended December 31, 2020.
Effects of Corporate Taxes on Our Income
We are subject to a variety of taxes on our results of operations. The following table shows the applicable income tax rates in effect for 2021:

Tax Rate (%)
Argentina (1)	35
Brazil	34
Uruguay	25
Spain	25
Luxembourg	24.94
________________________________________________________________________________________________
(1)Includes the Social Contribution on Net Profit (Contribuição Social Sobre o Lucro Líquido).

Operating Segments

IFRS 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (or the "CODM”) in deciding how to allocate resources and in assessing our performance. The CODM evaluates the business based on the differences in the nature of its operations, products and services. The amount reported for each segment item is the measure reported to the CODM for these purposes.

We operate in three major lines of business, namely: Farming; Sugar, Ethanol and Energy; and Land Transformation. In addition, we have a fourth segment, Corporate.

•Our Farming business is further comprised of four reportable segments:

▪Crops: consists of the planting, harvesting and sale of grains, oilseeds and fibers (including wheat, corn, soybeans, peanuts and sunflowers, among others), and to a lesser extent the provision of grain warehousing/conditioning, handling and drying services to third parties and the purchase and sale of crops produced by third parties. Each underlying crop in this segment does not represent a separate operating segment. Management seeks to maximize the use of the land through the sowing of one or more type of crops. Types and surface amount of crops cultivated may vary from harvest year to harvest year depending on several factors, some of them out of our control. Management is focused on the long-term performance of productive land, and to that extent, our performance is assessed considering the aggregated combination, if any, of all crops planted in a piece of land. A single manager is responsible for the management of operating activities relating to all crops rather than for each individual crop;

▪Rice: consists of the planting, harvesting, processing and marketing of rice.

▪Dairy: consists of the production and sale of raw milk and industrialized products, including UHT milk, cheese and powdered milk, and

▪All Other Segments: consists of the aggregation of the remaining non-reportable operating segments, in our Farming business that do not meet the quantitative thresholds for disclosure and for which our management does not consider them to be of continuing significance, namely coffee and cattle.

•Our Sugar, Ethanol and Energy segment consists of cultivating sugarcane which is processed in our own sugar mills, transformed into ethanol, sugar and electricity and then marketed.

•Our Land Transformation segment consist of the identification and acquisition of underdeveloped and undermanaged farmland businesses, the realization of value through the strategic disposition of assets.

•Our Corporate segment comprises certain other activities of administrative nature not assignable to our segments.

To evaluate the economic performance of businesses on a monthly basis, results of operations are based on monthly data that have been adjusted for inflation and converted into the average exchange rate of the U.S. dollar each month for our Argentine subsidiaries. These converted figures are subsequently not readjusted and reconverted. This translation methodology is the same methodology that we use to translate our results of operation from our other subsidiaries from other countries that have not been designated hyperinflationary economies as, it allows for a more accurate analysis of the economic performance of its business as a whole.

Key Financial and Operating Data
The following table presents selected sales data solely for the periods indicated below:

	Year ended December 31,
	2021	2020	Chg (%) 2021-2020
Sales	(In thousands of $)
Farming Business	562,342	406,305	38.4%
Crops	240,730	168,461	42.9%
Soybean (1)(2)	62,312	44,271	40.8%
Corn (3)	59,803	44,475	34.5%
Wheat (4)	27,349	14,457	89.2%
Peanut	60,939	46,708	30.5%
Sunflower	17,449	11,066	57.7%
Other crops (5)	12,878	7,484	72.1%
Rice (6)	134,869	101,862	32.4%
Dairy (7)	183,054	133,474	37.1%
All other segments (8)	3,689	2,508	47.1%
Sugar, Ethanol and Energy Business	562,010	411,459	36.6%
Sugar	208,365	171,102	21.8%
Ethanol	291,883	199,062	46.6%
Energy	48,017	41,169	16.6%
Other (9)	13,745	126	10,808.7%
Total	1,124,352	817,764	37.5%
Land Transformation (10)	6,613	7,934	(16.6)%
(1)    Includes soybean, soybean oil and soybean meal.
(2)    2020/2021 does not include soybean planted in Brazil as cover crop during the implementation of the agricultural technique known as meiosis. Revenues corresponding to the sale of this product are booked in the Sugar, Ethanol and Energy business.
(3)     Includes sorghum, chia and bean.
(4)    Includes barley, rye, oats, chickpea and vetch.
(5)    Includes seeds and farming services.
(6)    Includes sales of processed rice including rough rice purchased from third parties and processed in our own facilities, rice seeds and services.
(7)    Includes sales of energy from our bio digester, which produces biogas from effluents of our cows.
(8) All other segments include our cattle business which primarily consists of leasing land to a third party based on the price of beef. See “Item 4. Information on the Company—B. Business Overview—All Other Segments.”
(9)    Includes operating leases and other services.
(10)    Represents capital gains from the sale of land.

	2020/2021	2019/2020	2018/2019
	Harvest	Harvest	Harvest	Chg (%) 2020/2021-2019/2020	Chg (%) 2019/2020-2018/2019
Production	Year (1)	Year (1)	Year (1)
Farming Business
Crops (tons) (2)	733,334	720,059	652,169	1.8%	10.4%
Soybean (tons) (3)	172,969	181,259	187,226	(4.6)%	(3.2)%
Corn (tons) (4)	327,164	364,176	295,990	(10.2)%	23.0%
Wheat (tons) (5)	122,749	104,236	114,809	17.8%	(9.2)%
Peanut (tons)	77,891	55,630	47,785	40%	16.4%
Sunflower (tons)	28,436	12,652	5,937	124.8%	113.1%
Cotton Lint (tons)	1,772	1,490	422	18.9%	253.1%
Others	2,353	616	—	282.0%
Rice (6) (tons)	346,685	278,348	239,779	24.6%	16.1%
(1)    The table reflects the production in respect of harvest years as of December 31.
(2)    Crop production does not include 300,782 tons and 274,341 tons of forage produced as of December 31, in the 2020/2021 and 2019/2020 harvest years, respectively.
(3)    2020/2021 does not include soybean planted in Brazil as cover crop during the implementation of the agricultural technique known as meiosis. Revenues corresponding to the sale of this product are booked in the Sugar, Ethanol and Energy business.
(4)    Includes sorghum.
(5)    Includes barley, rye, oats, chickpea and vetch.
(6)    Expressed in tons of rough rice produced on owned and leased farms. The rough rice we produce, along with additional rough rice we purchase from third parties, is ultimately processed and constitutes the product sold in respect of the rice business.

	Year ended December 31,
	2021	2020	Chg (%) 2021-2020
Processed rice (1) (tons)	318,732	290,030	1.0%
Dairy(2) (thousand liters)	173,148	145,192	19.3%
Processed Milk (3) (thousand liters)	352,532	297,644	18.4%
Sugar, Ethanol and Energy Business
Sugar (tons)	546,819	646,981	(15.5)%
Ethanol (cubic meters)	534,603	502,170	6.5%
Energy (MWh)	730,739	717,915	1.8%
Land Transformation Business (hectares traded)
(1)    Includes rough rice purchased from third parties and processed in our own facilities. Expressed in tons of rough rice (1 ton of processed rice is approximately equivalent to 1.6 tons of rough rice).
(2)    Raw milk produced at our dairy farms.
(3)    Own and third parties raw milk processed in our industrial facilities of Morteros and Chivilcoy.

	2021/2022	2020/2021	2019/2020	Chg (%) 2021/2022-2020/2021	Chg (%) 2020/2021-2019/2020
	Harvest	Harvest	Harvest
Planted Area	Year (1)	Year	Year
		(Hectares)
Farming Business (2)
Crops	244,034	223,165	203,021	9.4%	9.9%
Soybean	72,318	68,315	73,685	5.9%	(7.3)%
Corn (3)	58,239	56,568	61,112	3.0%	(7.4)%
Wheat (4)	46,509	44,392	32,799	4.8%	35.3%
Peanut	23,664	26,123	16,814	(9.4)%	55.4%
Sunflower	23,173	16,164	6,818	43.4%	137.1%
Cotton	7,427	3,519	4,461	111.1%	(21.1)%
Others	2,920	2,747	574	6.3%	378.6%
Forage	9,784	5,337	6,758	83.3%	(21.0)%
Rice	49,040	44,282	41,544	10.7%	6.6%
Total Planted Area	293,074	267,447	244,565	9.6%	9.4%
Second Harvest Area	39,967	41,924	34,556	(4.7)%	21.3%
Leased Area	131,862	109,178	97,367	20.8%	12.1%
Owned Croppable Area (5)	111,460	111,009	105,883	0.4%	4.8%
(1)    Represents the planting plan for 2021/2022 campaign. As of December 31, 2021, 87% of the planting plan is seeded.
(2)    Includes hectares planted in the second harvest.
(3)    Includes sorghum.
(4)    Includes barley, rye, oats, chickpea and vetch.
(5)    Does not include potential croppable areas being evaluated for transformation and does not include forage area.

	Year ended December 31,
	2021	2020	Chg (%) 2020 - 2019
Sugar, Ethanol and Energy Business
Sugarcane plantation	185,806	176,651	5.2%
Owned land	10,617	13,291	(20.1)%
Leased land	175,189	163,360	7.2%

Year ended December 31, 2021, as compared to year ended December 31, 2020
The following table sets forth certain financial information with respect to our consolidated results of operations for the years indicated.

	2021	2020	Chg (%) 2021-2020
	(In thousands of $)
Sales of goods and services rendered	1,124,352	817,764	37.5%
Cost of goods sold, and services rendered	(854,965)	(611,946)	39.7%
Initial recognition and Changes in fair value of biological assets and agricultural produce	227,740	122,729	85.6%
Changes in net realizable value of agricultural produce after harvest	(12,879)	7,005	(283.9)%
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	484,248	335,552	44.3%
General and administrative expenses	(69,794)	(53,428)	30.6%
Selling expenses	(117,662)	(95,058)	23.8%
Other operating income, net	(18,768)	1,987	(1,044.5)%
Profit from Operations Before Financing and Taxation	278,024	189,053	47.1%
Finance income	36,670	26,054	40.7%
Finance costs	(151,681)	(213,776)	(29.0)%
Other financial results - Net gain of inflation effects on the monetary items	11,541	12,064	(4.3)%
Financial results, net	(103,470)	(175,658)	(41.1)%
Profit Before Income Tax	174,554	13,395	1,203.1%
Income tax Expense	(43,837)	(12,325)	255.7%
Profit for the Year	130,717	1,070	12,116.5%

Sales of Goods and Services Rendered

Year ended December 31,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2021	240,730	134,869	183,054	3,689	562,010	1,124,352
2020	168,461	101,862	133,474	2,508	411,459	817,764

Sales of goods and services rendered increased 37.5%, from $817.8 million during the year ended December 31, 2020, to $1,124.4 million during the same period in 2021, primarily as a result of:

• A $150.6 million increase in our Sugar, Ethanol and Energy segment, mainly due to: (i) a 45.2% increase in sugar price, from $266.9 per ton during the year ended December 31, 2020 to $387.6 per ton during the same period in 2021, (ii) a 51.6% increase in ethanol price, from $406.5 per cubic meter ("m3") during the year m3 ended December 31, 2020 to $616.3 per m3 during the same period in 2021, (iii) a 22.3% increase in energy prices, from $42.1 per MWh during year ended December 31, 2020, to $51.5 per MWh during the same period in 2021. This increase in prices was partially offset by a decrease in selling volumes mainly due to (i) a 3.0% decrease in the volume of sugar and ethanol sold, measured in TRS equivalent, from 1,531.4 thousand tons of TRS during the year ended December 31, 2020 to 1,485.3 thousand tons of TRS during the same period in 2021; and (ii) a 4.9% decrease in the volume of energy sold, from 978.9 thousand MWh during the year ended December 31, 2020 to 931.1 thousand MWh during the same period in 2021.

The decrease in volume of sugar and ethanol sold measured in TRS was mainly due to (i) an increase of inventories from 10,4 thousand tons measured in TRS equivalent during the year ended December 31, 2020, compared to an increase in inventories of 98.3 thousand tons measured in TRS equivalent in the same period in 2021 because of our strategy to carry stock to capture higher expected margins. (ii) a 1.5% decrease in milling, from 11.1 million tons during the year ended December 2021 to 10.9 million tons during the same period in 2021 due to (a) a 13.3% decrease in yields due to adverse weather conditions affecting cane development, partially offset by a 15.4% increase in harvested area from 132.4 thousand hectares during the year ended December 31, 2020 to 152.8 thousand hectares during the same period in 2021.

The following figure sets forth the variables that determine our Sugar and Ethanol sales:
The following figure sets forth the variables that determine our Energy sales:
(*) On average, one metric ton of sugarcane contains 140 kilograms of TRS. While a mill can produce either sugar or ethanol, the TRS input requirements differ between these two products. On average, 1.045 kilograms of TRS equivalent are required to produce 1.0 kilogram of sugar, while the amount of TRS required to produce 1 liter of ethanol is 1.691 kilograms.
The following table sets forth the breakdown of sales of manufactured products for the years indicated.

	Year ended December 31,			Year ended December 31,			Year ended December 31,
	2021	2020	Chg %	2021	2020	Chg %	2021	2020	Chg %
	(in millions of $)			(in thousand units)			(in dollars per unit)
Ethanol (M3)	291.9	199.1	46.6%	473.6	489.7	(3.3)%	616.3	406.5	51.6%
Sugar (tons)	208.4	171.1	21.8%	537.6	641.1	(16.1)%	387.6	266.9	45.2%
Energy (MWh)	48.0	41.2	16.5%	931.1	978,9	(4,9%)	51.5	42.1	23.3%
Others	13.8	0.1	13,700.0%
TOTAL	562.1	411.5	36.6%

•A $72.3 million increase in our Crops segment driven by (i) a general increase in crop prices, (ii) a 45.7% increase in the volume of wheat sold, from 79.9 thousand tons during the year ended December 31, 2020, to 116.4 thousand tons during the same period in 2021, mainly due to (a) an increase in planted area, (iii) a 14.2% increase in the volume of peanut sold, from 43.1 thousand tons during the year ended December 31, 2020, to 49.2 thousand tons during the same period in 2021 mainly due to an increase in planted area, (iv) a 66.2% increase in the volume of sunflower sold, from 13.9 thousand tons during the year ended December 31, 2020, to 23.1 thousand tons during the same period in 2021 mainly explained by an increase in planted area; and (v) a negative impact of $1.7 million effect of hyperinflation accounting and translation for our Argentine operations during the year ended December 31, 2020 compared to a positive impact of $11.8 million during the same period in 2021.

This increase was partially offset by (i) a 12.2% decrease in volume of corn sold, from 313.2 thousand tons during the year ended December 31, 2020, to 274.9 thousand tons during the same period in 2021 manly explained by a decrease in yields and planted area (ii) a 11.3% decrease in volume of Soybean sold from 189.3 thousand tons during the year ended December 31, 2020, to 167.9 thousand tons during the same period in 2021 manly explained by a decrease in planted area
The following table sets forth the breakdown of sales for the years indicated.

	Year ended December 31,			Year ended December 31,			Year ended December 31,
	2021	2020	% Chg	2021	2020	% Chg	2021	2020	% Chg
	(In millions of $)			(In thousands of tons)			(In $ per ton)
Soybean	62.3	44.3	40.6%	167.9	189.3	(11.3)%	371.0	234.1	58.5%
Corn (1)	59.8	44.5	34.4%	274.9	313.2	(12.2)%	217.5	142.1	53.1%
Wheat (2)	27.3	14.5	88.3%	116.4	79.9	45.7%	234.6	181.5	29.3%
Peanut	60.9	46.7	34.0%	49.2	43.1	14.2%	1,238.4	1,083.5	14.3%
Sunflower	17.4	11.1	56.8%	23.1	13.9	66.2%	755	799	(5.5)%
Others	12.9	7.5	72.0%
Total	240.7	168.5	42.8%
(1)Includes sorghum and popcorn.
(2)Includes barley, rye, oats and chickpea.

•A $49.6 million increase in our Dairy segment mainly due to (i) a 11.25% increase in volume of dairy products sold such as fluid milk, powder milk and cheese, measured in liters of fluid milk equivalent, from 342.1 million liters during the year ended December 31, 2020 to 380.6 million liters during the same period in 2021, (ii) a 23.1% increase in average selling milk price, from $0.39 per liter during the year ended December 31, 2020 to $0.48 per liter during the same period in 2021; and (iii) a negative impact of $2 million effect of hyperinflation accounting and translation for our Argentine operations during the year ended December 31, 2020 compared to a positive impact of $10.3 million during the same period in 2021.

The increase in volume of processed milk sold is mainly due to an increase of 19.3% of fluid milk production in our free-stalls due to a 19% increase in the number of cows, from 10,876 average heads during the year ended December 31, 2020, to 12,942 average heads during the same period in 2021.

•A $33 million increase in our Rice segment, mainly explained by (i) a 12.4% increase in the price of white rice sold, from $471.4 per ton during the year ended December 31, 2020 to $529.7 per ton during the same period in 2021; (ii) a 13.9% increase in the volume of white rice sold, from 180 thousand tons during the year ended December 31, 2020, to 205.1 thousand tons during the same period in 2021 mainly due to (a) a 16.4% increase in yields from 6.7 tons per hectare during the year ended December 31, 2020 to 7.8 tons per hectare during the same period in 2021; (b) an increase in planted area resulting in higher rough rice to be processed during the year; (iii) a negative impact of $1 million effect of hyperinflation accounting and translation for our Argentine operations during the year ended December 31, 2020 compared to a positive impact of $4.3 million during the same period in 2021. Partially offset by Lower purchase of rough rice from third parties from 26.4 thousand tons during the year ended December 31, 2020, to 12.2 thousand tons during the same period in 2021

Cost of Goods Sold and Services Rendered

Year ended December 31,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2021	(213,231)	(112,045)	(158,077)	(3,111)	(368,501)	(854,965)
2020	(149,250)	(73,830)	(116,007)	(1,962)	(270,897)	(611,946)

In the case of our agricultural produce sold to third parties (i.e., soybean, corn, wheat and fluid milk), the value of Cost of Goods and Services Rendered is equal to the value of Sales and Services Rendered. The profit of these products is fully recognized under the line items “Initial recognition and changes in fair value of biological assets and agricultural produce” and “Changes in net realizable value of agricultural produce after harvest.” When the agricultural produce is sold to third parties, we do not record any additional profit as the gain or loss has already been recognized.

In the case of our manufactured products sold to third parties (i.e., sugar, ethanol, energy, white rice, processed milk and peanut), the profit is recognized when they are sold. The Cost of Goods and Services Rendered of these products includes, among others, the cost of the agricultural produce (i.e., harvested sugarcane and rough rice), which is the raw material used in the industrial process and is transferred internally from the farm to the industry at fair market value.

Cost of manufactured products sold, and services rendered increased 39.7%, from $611.9 million during the twelve-month period ended December 31, 2020, to $855 million during the same period in 2021. This increase was primarily due to:

•a $97.6 million increase in our Sugar, Ethanol and Energy segment, mainly due to a 49.5% higher unitary cost in dollar terms mainly affected by the increase in sugarcane prices.
•a $64.0 million increase in our Crops segment, mainly due the increase in Sales of Goods and Services Rendered coupled with a positive impact of $1.5 million effect of hyperinflation accounting and translation for our Argentine operations during the year ended December 31, 2020, compared to a negative impact of $10.1 million during the same period in 2021.
•a $42.1 million increase in our Dairy segment, explained by (i) an increase in volume of processed milk sold by our industrial facilities in Morteros and Chivilcoy; and (ii) a positive impact of $1.7 million effect of hyperinflation accounting and translation for our Argentine operations during the year ended December 31, 2020, compared to a negative impact of $8.3 million during the same period in 2021.
•a $38.2 million increase in our Rice segment, mainly explained by a 33.2% higher unitary cost due to higher rough rice prices, coupled with an increase in the volume of white rice sold and a positive impact of $0.6 million effect of hyperinflation accounting and translation for our Argentine operations during the year ended December 31, 2020, compared to a negative impact of $2.3 million during the same period in 2021.

Initial Recognition and Changes in Fair Value of Biological Assets and Agricultural Produce

Year ended December 31,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2021	73,990	43,834	19,895	1,362	88,659	227,740
2020	40,104	18,677	12,344	1,256	50,348	122,729

Initial recognition and changes in fair value of biological assets and agricultural produce increased 85.6%, from $122.7 million during the year ended December 31, 2020, to $227.7 million during the same period in 2021. The increase was mainly due to:

•A $38.3 million increase in our Sugar, Ethanol and Energy segment from $50.3 million during the year ended December 31, 2020 (of which $19.7 million were unrealized gains) to a gain of $88.7 million during the same period in 2021 (which includes $16.3 million of unrealized losses). This increase was mainly due to:

- A $69.4 million increase in the recognition at fair value less cost to sell of harvested sugarcane, from a gain of $29.9 million during the year ended December 31, 2020, to a gain of $99.3 million during the same period in 2021 driven by an increase in sugarcane prices.

Partially offset by:

- A $35.6 million decrease in the recognition at fair value less cost to sell of non-harvested sugarcane, from a gain of $19.7 million during the year ended December 31, 2020, to a loss of $15.9 million in the same period in 2021, mainly by a decrease in expected yields as a consequence of the negative impact of the frost in our unharvested cane.

•A $33.9 million increase in our Crops segment from $40.1 million during the year ended December 31, 2020 (of which $29.6 million were realized gains) to $74 million during the same period in 2021 (of which $51.3 million were realized gains). This increase is primarily due to:

- The recognition at fair value less cost to sell of harvested crops at the point of harvest, increased $23.9 million, from a gain of $39.5 million during the year ended December 31, 2020, to a gain of $63.4 million during the same period in 2021, mainly due by an increase in average selling prices.

- A negative impact of $0.9 million effect of hyperinflation accounting and translation for our Argentine operations during the year ended December 31, 2020, compared to a positive impact of $8.3 million during the same period in 2021.

•A $25.1 million increase in our Rice segment, from $18.7 million during the year ended December 31, 2020 (of which $15.5 million were realized gains) to $43.8 million during the same period in 2021 (of which $33 million were realized gains). This increase is due to:

- A $19.4 million increase in the recognition at fair value less cost to sell of harvested rice at the point of harvest, from a gain of $17.2 million during the year ended December 31, 2020, to a gain of $36.6 million during the same period in 2021, mainly explained by 16.4% increase in yields, a 6.6% increase in planted area coupled with higher prices.

- A negative impact of $0.8 million effect of hyperinflation accounting and translation for our Argentine operations during the year ended December 31, 2020, compared to a positive impact of $6.7 million during the same period in 2021.

•A $7.6 million increase in our Dairy segment, from $12.3 million during the year ended December 31, 2020 (of which $17.8 million were realized) to $19.9 million during the same period in 2021 (of which $24.6 million were realized), mainly due to:
- A $6.8 million increase in the recognition at fair value less cost to sell of realized production, from $17.8 million during the year ended December 31, 2020, to $24.6 million in the same period in 2021, mainly due to an increase in the number of cows and an increase in cow productivity.

- A negative impact of $0.3 million effect of hyperinflation accounting and translation for our Argentine operations during the year ended December 31, 2020, compared to a positive impact of $1.6 million in the same period in 2021.

Changes in Net Realizable Value of Agricultural Produce after Harvest

Year ended December 31,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2021	(11,384)	—	—	—	(1,495)	(12,879)
2020	7,007	—	(2)	—	—	7,005
Changes in net realizable value of agricultural produce after harvest is mainly composed by: (i) profit or loss from commodity price fluctuations during the period the agricultural produce is in inventory, which impacts its fair value; (ii) profit or loss from the valuation of forward contracts related to agricultural produce in inventory; and (iii) profit from direct exports.
Changes in net realizable value of agricultural produce after harvest decreased from a gain of $7 million during the year ended December 31, 2020, to a loss of $12.9 million during the same period in 2021, as a result of decrease of crops prices after harvest which impacted in a lower fair value of our crops held in inventories during year ended on December 31, 2021, compared to a higher fair value of our crops held in inventories during the same period in 2020.

General and Administrative Expenses

Year ended December 31,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
2021	(11,100)	(9,760)	(5,256)	(187)	(19,464)	(24,027)	(69,794)
2020	(6,694)	(6,899)	(4,788)	(118)	(15,942)	(18,983)	(53,428)

Our general and administrative expenses increased 30.7%, from $53.4 million during the year ended December 31, 2020, to $69.8 million during the same period in 2021. This increase is mainly explained by higher expenses in Sugar, Ethanol and Energy, Corporate and Crops segments mainly explained by higher salaries bonuses in dollar terms, coupled with higher depreciation expenses.

Selling Expenses

Year ended December 31,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
2021	(23,419)	(18,108)	(22,572)	(290)	(52,946)	(327)	(117,662)
2020	(17,998)	(13,923)	(13,540)	(214)	(49,188)	(195)	(95,058)

Selling expenses increased 23.8%, from $95.1 million during the year ended December 31, 2020, to $117.7 million during the same period in 2021. This increase is explained by:

•a $9 million increase in Dairy segment, due to higher export taxes due to higher export selling volume.
•a $5.4 million increase in the Crops business due to higher export taxes due to higher export selling volume.
•a $4.2 million increase in Rice segment, due to higher export taxes due to higher export selling volume.

Other Operating Income, Net

Year ended December 31,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	(In thousands of $)
2021	(3,723)	285	(170)	(4,465)	(17,390)	6,613	82	(18,768)
2020	(12,853)	713	(186)	1,067	5,495	7,920	(169)	1,987

Other operating income decreased from a gain of $2 million during the year ended December 31, 2020, to a loss of $18.8 million during the same period in 2021, primarily due to:
•a $22.9 million decrease in our Sugar, Ethanol and Energy segment mainly explained by a gain of $5.5 million during the year ended December 31, 2020, explained by the decrease in prices, which generated a positive effect in our sugar hedge positions, compared to a loss during the same period in 2021 explained by the increase in prices which generated a negative effect in our sugar hedge positions.
•a $5.5 million decrease in All Other Segments related to lower net gains from the fair value adjustment of Investment property, composed of own farms under lease agreements (i.e., beef cattle farms).

Partially offset by a $9.1 million increase in our Crops segment due to the mark-to-market effect of our soybean and corn hedge positions.

Financial Results, Net

Our financial results, net decreased from a loss of $175.7 million during the year ended December 31, 2020, to a loss of $103.5 million during the same period in 2021. This was mainly due to a decrease in foreign exchange losses from a loss of $109.3 million during year ended December 31, 2020, to a gain of $18.9 million during the same period in 2021, mainly explained by (a) the 30% depreciation of the Brazilian Real during the year ended December 31, 2020, compared to a 7.7% depreciation of the Brazilian Real during the same period in 2021; and (b) a 40.4% depreciation of the Argentine peso during the year ended December 31, 2020, compared to a 22.1% depreciation of the Argentine Peso during the same period in 2021.

The following table sets forth the breakdown of financial results for the periods indicated.

	Year ended December 31,
	2021	2020
	(In $ thousand)		% Change
Interest income	4,081	4,084	(0.1)%
Interest expense	(62,536)	(58,282)	7.3%
Finance Cost - Right-of-use Assets	(16,502)	(12,532)	31.7%
Foreign exchange gain/(losses), net	18,939	(109,266)	(117.3)%
Cash flow hedge – transfer from equity	(52,650)	(24,363)	116.1%
Gain from interest rate /foreign exchange rate derivative financial instruments	512	92	456.5%
Taxes	(7,073)	(4,559)	55.1%
Other Income	218	17,104	(98.7)%
Other financial results - Net gain of inflation effects on the monetary items	11,541	12,064.496	(4.3)%
Total Financial Results	(103,470)	(175,659)	(41.1)%
Income Tax (expense)

Current income tax totaled an expense of $43.8 million in 2021, compared to $12.3 million in 2020.

The income tax calculated at the applicable tax rates to profits in the respective countries in 2021 would be $54.3 million expense. The main adjustments to this amount are: (i) $6.4 million related to the application of IAS 29 on shareholders’ equity of our Argentine Subsidiaries; (ii) $32.0 million loss for the effect of the changes in the statutory income tax in Argentina and (iii) $3.5 million related to non-deductible items. These effects were partially offset by (i) the recognition of unused tax losses for $38.1 million, mainly in Argentine subsidiaries, which relates to the Tax inflation adjustment (See Note 10 to our Consolidated Financial Statements); (ii) non-taxable income in the amount of $13.6 million related to a Complementary Law in Brazil, which allows the Company to consider as non-taxable income the Government grant related to the ICMS tax.

The income tax calculated at the applicable tax rates to profits in the respective countries in 2020 would be $4.2 million expense. The main adjustments to this amount are: (i) $19.2 million related to the application of IAS 29 on Shareholders’ equity of our Argentine Subsidiaries; (ii) the recognition of unused tax losses of $ 0.7 million and (iii) $7.6 million related to non-deductible items. These effects were partially offset by (i) non-taxable income in the amount of $11.0 million related to a Complementary Law in Brazil, which allows the Company to consider as non-taxable income the Government grant related to the ICMS tax and (ii) $6.3 million gain for the effect of the changes in the statutory income tax in Argentina.

Profit for the Year

As a result of the foregoing, our net income total in 2021 and 2020 increased $130.7 million and $1.1 million, respectively.

YEAR ENDED DECEMBER 31, 2020, COMPARED TO YEAR ENDED DECEMBER 31, 2019

See “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2020 for a comparative discussion for the years ended December 31, 2020 and 2019.

Reconciliation of non-IFRS measures:

Below are reconciliations of non-IFRS measures related to our income statements. See “Presentation of Financial And Other Information—Non-IFRS Financial Measures.”

	For the Year Ended December 31,
	2021	2020	2019
Adjusted Segment EBITDA (unaudited) (1)
Crops	52,052	35,694	25,654
Rice	40,746	34,108	20,328
Dairy	22,901	18,153	14,965
All Other segments	1,522	1,620	266
Farming subtotal	117,221	89,575	61,213
Ethanol, sugar and energy	334,854	253,052	253,069
Land transformation	6,613	18,132	10,526
Corporate	(21,584)	(18,806)	(19,639)
Adjusted Consolidated EBITDA (unaudited) (1)	437,104	341,953	305,169

The following tables show a reconciliation of Adjusted Segment EBITDA to our segments’ profit / (loss) from operations before financing and taxation, the most directly comparable IFRS financial measure, and a reconciliation of Adjusted Consolidated EBITDA to our net profit (loss) for the year, the most directly comparable IFRS financial measure.

	For the year ended December 31, 2021
	Crops	Rice	Dairy	All other segments	Farming Subtotal	Sugar, Ethanol and Energy	Land Trans- formation	Corporate	Total
	(In thousands of $)
Adjusted Segment EBITDA (unaudited)
Profit/(Loss) from Operations Before Financing and Taxation as per Segment Information	45,551	32,666	15,757	(2,537)	91,437	190,873	6,613	(22,322)	266,601
Net loss from Fair value adjustment of investment property as per Segment Information	—	—	—	3,884	3,884	—	—	—	3,884
Adjusted Segment EBIT (unaudited)(1)	45,551	32,666	15,757	1,347	95,321	190,873	6,613	(22,322)	270,485
Depreciation of Property, plant and equipment and amortization of Intangible Assets as per Segment Information	6,501	8,080	7,144	175	21,900	143,981	—	738	166,619
Adjusted Segment EBITDA (unaudited)(1)	52,052	40,746	22,901	1,522	117,221	334,854	6,613	(21,584)	437,104
Reconciliation to Profit
Profit for the year									130,717
Income tax expense									43,837
Interest expense, net									58,455
Foreign exchange, net									(18,939)
Other financial results - Net gain of inflation effects on the monetary items									(11,541)
Other financial results, net									75,495
Combined effects of IAS 29 and IAS 21 of the Argentine subsidiaries of Profit from operations									(11,423)
Net loss from Fair value adjustment of investment property as per Segment Information									3,884
Adjusted Consolidated EBIT (unaudited) (1)									270,485
Depreciation of Property, Plant and Equipment and amortization of Intangible Assets as per Segment Information									166,619
Adjusted Consolidated EBITDA (unaudited)(1)									437,104
(1)See “Presentation of Financial and Other Information” for the definitions of "Adjusted Segment EBIT,” "Adjusted Consolidated EBIT,” "Adjusted Segment EBITDA" and "Adjusted Consolidated EBITDA.

	For the year ended December 31, 2020
	Crops	Rice	Dairy	All other segments	Farming Subtotal	Sugar, Ethanol and Energy	Land Trans- formation	Corporate	Total
	(In thousands of $)
Adjusted Segment EBITDA (unaudited)
Profit/(Loss) from Operations Before Financing and Taxation	29,558	27,456	11,444	2,562	71,020	131,275	7,934	(19,682)	190,547
Net (gain) from Fair value adjustment of investment property	—	—	—	(1,080)	(1,080)	—	—	—	(1,080)
Reverse of revaluation surplus derived from the disposals of assets before taxes	—	—	—	—	—	—	10,198	—	10,198
Adjusted Segment EBIT (unaudited)(1)	29,558	27,456	11,444	1,482	69,940	131,275	18,132	(19,682)	199,665
Depreciation and amortization	5,397	6,652	6,709	138	18,896	122,516	—	876	142,288
Adjusted Segment EBITDA (unaudited)(1)	34,955	34,108	18,153	1,620	88,836	253,791	18,132	(18,806)	341,953
Reconciliation to Profit
Profit for the year									1,070
Income tax expense									12,325
Interest expense, net									54,198
Foreign exchange, net									109,266
Other financial results - Net gain of inflation effects on the monetary items									(12,064)
Other financial results, net									24,258
Combined effects of IAS 29 and IAS 21 of the Argentine subsidiaries of Profit from operations									1,494
Net (gain) from Fair value adjustment of investment property									(1,080)
Adjusted Consolidated EBIT (unaudited)(1)									189,467
Depreciation and amortization									142,288
Reverse of revaluation surplus derived from the disposals of assets before taxes									10,198
Adjusted Consolidated EBITDA (unaudited)(1)									341,953
(1)See “Presentation of Financial and Other Information” for the definitions of "Adjusted Segment EBIT,” "Adjusted Consolidated EBIT,” "Adjusted Segment EBITDA" and "Adjusted Consolidated EBITDA.

	For the year ended December 31, 2019
	Crops	Rice	Dairy	All other segments	Farming Subtotal	Sugar, Ethanol and Energy	Land Trans- formation	Corporate	Total
	(In thousands of $)
Adjusted Segment EBITDA (unaudited)
Profit/(Loss) from Operations Before Financing and Taxation	20,992	13,334	9,901	(842)	43,385	95,412	2,504	(19,659)	121,642
Net loss from fair value adjustment of investment property	—	—	—	927	927	—	—	—	927
Reverse of revaluation surplus derived from the disposals of assets before taxes	—	—	—	—	—	—	8,022	—	8,022
Adjusted Segment EBIT (unaudited)(1)	20,992	13,334	9,901	85	44,312	95,412	10,526	(19,659)	130,591
Depreciation and amortization	4,662	6,994	5,064	181	16,901	157,697	—	—	174,598
Adjusted Segment EBITDA (unaudited)(1)	25,654	20,328	14,965	266	61,213	253,109	10,526	(19,659)	305,189
Reconciliation to Profit
Loss for the year									342
Income tax benefit									20,820
Interest expense, net									50,078
Foreign exchange, net									25,779
Other financial results - Net gain of inflation effects on the monetary items									(16,911)
Other financial results, net									41,275
Combined effects of IAS 29 and IAS 21 of the Argentine subsidiaries of Profit from operations									259
Net loss from fair value adjustment of investment property									927
Adjusted Consolidated EBIT (unaudited)(1)									122,569
Depreciation and amortization									174,598
Reverse of revaluation surplus derived from the disposals of assets before taxes									8,022
Adjusted Consolidated EBITDA (unaudited)(1)									305,189
(1)See “Presentation of Financial and Other Information” for the definitions of "Adjusted Segment EBIT,” "Adjusted Consolidated EBIT,” "Adjusted Segment EBITDA" and "Adjusted Consolidated EBITDA.

Adjusted Free Cash Flow	2021	2020	2019
Net cash generated from operating activities	348,662	257,125	322,110
Net cash used in investing activities	(175,221)	(121,916)	(249,639)
Interest paid	(53,587)	(60,026)	(53,996)
Lease payments	(62,273)	(40,336)	(49,081)
Dividends paid to non-controlling interest	(311)	(2,447)	(905)
Reversal of Expansion Capital expenditures (unaudited)	58,030	56,719	129,074
IAS 29 & IAS 21 effect for operating Activities	30,666	14,956	(23,550)
IAS 29 & IAS 21 effect for investing Activities	4,694	429	(2,922)
IAS 29 & IAS 21 effect for Interest Paid	1,109	1,639	(4,408)
Adjusted Free Cash Flow from Operations (unaudited)	151,769	106,143	71,091
Expansion Capital expenditures (unaudited)	(58,030)	(56,719)	(129,074)
Adjusted Free Cash Flow (unaudited)	93,739	49,424	(57,983)

Indebtedness	2021	2020	2019
Net Debt (unaudited)	617,885	634,808	678,004
Net Debt / Adjusted Consolidated EBITDA (unaudited)	1.41 x	1.86 x	2.22 x

Reconciliation - Net Debt	2021	2020	2019
Total Borrowings	817,651	971,090	968,280
Cash and cash equivalents	(199,766)	(336,282)	(290,276)
Net Debt (unaudited)	617,885	634,808	678,004
Reconciliation of Adjusted Free Cash Flow to Net increase/(decrease) in Cash and Cash Equivalents

	2021	2020	2019
Net increase/(decrease) in cash and cash equivalents	(129,692)	81,290	34,608
Interest Paid	(53,587)	(60,026)	(53,996)
Lease Payments	(62,273)	(40,336)	(49,081)
Dividends paid to non-controlling interest (*)	(311)	(2,447)	(905)
Net cash used in financing activities	303,133	53,919	37,863
IAS 29 & IAS 21 effect for operating activities	30,666	14,956	(23,550)
IAS 29 & IAS 21 effect for investing activities	4,694	429	(2,922)
IAS 29 & IAS 21 effect for interest paid	1,109	1,639	(4,408)
Adjusted Free Cash Flow (unaudited)	93,739	49,424	(57,983)
(*) Dividends paid to non-controlling interest were considered retroactively in 2020 and 2019.

 Reconciliation of Adjusted Free Cash Flow from operations to Net increase/(decrease) in Cash and Cash Equivalents

	2021	2020	2019
Net increase/(decrease) in cash and cash equivalents	(129,692)	81,290	34,608
Expansion Capital Expenditures (unaudited)	58,030	56,719	129,074
Interest Paid	(53,587)	(60,026)	(53,996)
Lease payments	(62,273)	(40,336)	(49,081)
Dividends paid to non-controlling interest (*)	(311)	(2,447)	(905)
Net cash used in financing activities	303,133	53,919	37,863
IAS 29 & IAS 21 effect for operating activities	30,666	14,956	(23,550)
IAS 29 & IAS 21 effect for investing activities	4,694	429	(2,922)
IAS 29 & IAS 21 effect for interest paid	1,109	1,639	(4,408)
Adjusted Free Cash Flow from operations (unaudited)	151,769	106,143	66,683
(*) Dividends paid to non-controlling interest were considered retroactively in 2020 and 2019.

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
On December 21, 2021, the Company agreed to acquire the rice production operations in Uruguay and Argentina currently owned by certain subsidiaries of Viterra Limited, a third party company. The acquisition is subject to the satisfaction of customary closing conditions, including the receipt of certain government approvals in Uruguay, among others. These conditions have not been satisfied as of the date of this annual report and therefore the acquisition is not closed.The terms and conditions of the agreement contemplate the payment, subject to adjustments, of an approximate amount of US$18 million in three annual installments and the assumption of existing financial debt for an amount to be finally determined at closing (approximately US$20 million as of the date of our consolidated financial statements).

Years ended December 31, 2021 and 2020
The table below reflects our statements of Cash Flow for the fiscal years ended December 31, 2021 and 2020.

	Year ended December 31,
	2021	2020
	(in thousands of $)
Cash and cash equivalents at the beginning of the year	336,282	290,276
Net cash generated from operating activities (a)	348,662	257,125
Net cash used in investing activities (b)	(175,221)	(121,916)
Net cash used from financing activities (c)	(303,133)	(53,919)
Effect of exchange rate changes and inflation on cash and cash equivalents (d)	(6,824)	(35,284)
Cash and cash equivalents at the end of the year	199,766	336,282

(a) Includes US$ thousands (30,666) and US$ thousands (14,956) of the combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries for 2021 and 2020 , respectively.
(b) Includes US$ thousands (4,694) and US$ thousands (429) of the combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries for 2021 and 2020, respectively.
(c) Includes US$ thousands 41,237 and US$ thousands 15,694 of the combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries for 2021 and 2020, respectively.
(d) Includes US$ thousands (5,877) and US$ thousands (309) of the combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries for 2021 and 2020, respectively.
Operating Activities
Year ended December 31, 2021
For the year ended December 31, 2021, net cash generated by operating activities was $348.7 million. During this year, we generated a net gain of $130.7 million that included non-cash charges relating primarily to depreciation of Property, plant and equipment and Right of use assets for $218.1 million, interest and other financial expenses, net of $75.6 million, $52.7 million loss as a result of the reclassification from Equity to Financial results, net in connection with the cash flow hedge accounting and losses for $17.3 million as a result of our derivative financial instruments position. All these effects were partially offset by an unrealized gain in initial recognition and changes in fair value of non-harvested biological assets for $11.3 million, foreign exchange gains for $18.9 million, and $11.5 million net gain of inflation effects on the monetary items.
In addition, other changes in operating asset and liability balances resulted in a net decrease in cash of $161.8 million, primarily due to an increase in our inventories and trade and other receivables. During 2021 income tax paid totaled $2.2 million.
The net cash generated by operating activities in 2021 includes $30.7 million of the negative combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries.
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
Investing Activities

Year ended December 31, 2021
Net cash used in investing activities totaled $175.2 million in the year ended December 31, 2021, primarily due to $78.5 million related to the renewal and expansion of our sugarcane plantation; $134.5 million, mainly driven by the purchase of agricultural and industrial equipment related to the ongoing investment in the maintenance and expansion of crushing capacity in Ivinhema and Angelica mills, the purchase of industrial equipment for our peanut processing facility coupled with renewal and expansion of our dairy herd for our new free stall and investments in cheese equipment to enhance our product portfolio offering. Net inflows from investing activities were related to proceeds from the sale of farmland and other assets for $21.1 million, and installments from the sale of subsidiaries and interest income of $16.7 million.
Net cash used in investing activities includes $4.7 million of the negative combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries.
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
Financing Activities
Year ended December 31, 2021
Net cash used in financing activities was $303.1 million in the year ended December 31, 2021, primarily derived from the incurrence in new long-term loan for $31.0 million and from the incurrence of short-term loan of $286.1 million for our working capital expenditures. All these effects were partially offset by payments of long and short-term borrowings for $108.4 million and $328.5 million, respectively. During this year interest paid net totaled $53.6 million and re-purchase of our own shares totaled $66.5 million.
Net cash used in financing activities includes $41.2 million of the negative combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries, of which $1.1 million negative effect are over Interest paid.
Year ended December 31, 2020
Net cash used by financing activities was $53.9 million  in the year ended December 31, 2020, primarily derived from the incurrence in Brazil of new long term loan for $116.0 million and from the incurrence of short term loan of $207.2 million for our working capital expenditures. All these effects were partially offset by payments of long and short term borrowings for $34.8 million and $233.5 million, respectively. During this period interest paid net totaled $60.0 million and re-purchase of our own shares totaled $4.4 million.
Net cash used in financing activities includes $15.7 million of the negative combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries, of which $1.6 million negative effect are over Interest paid.
Capital Expenditure Commitments

As of December 31, 2021, we had no material commitments for capital expenditures.
Cash and Cash Equivalents
Historically since our cash flows from operations were insufficient to fund our working capital needs and investment plans, we funded our operations with proceeds from short-term and long-term indebtedness and capital contributions from existing and new private investors. In 2011, we raised $421.8 million from an Initial Public Offering (“IPO”) and simultaneous private placement. As of December 31, 2021, our cash and cash equivalents amounted to $199.8 million.
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
Indebtedness and Financial Instruments
The table below illustrates the maturity of our indebtedness and our exposure to fixed and variable interest rates:

	As of December 31,
	2021	2020
Fixed rate:
Less than 1 year(l)	104,349	116,113
Between 1 and 2 years	12,503	52,175
Between 2 and 3 years	12,500	39,844
Between 3 and 4 years	—	12,500
Between 4 and 5 years	—	—
More than 5 years	497,455	497,009
Total fixed rate:	626,807	717,641
Variable rate:
Less than 1 year(l)	7,815	41,513
Between 1 and 2 years	5,075	32,870
Between 2 and 3 years	31,754	6,035
Between 3 and 4 years	29,255	5,154
Between 4 and 5 years	71,045	28,334
More than 5 years	45,900	139,543
Total variable rate:	190,844	253,449
Total:	817,651	971,090
________________________________________________________________________________________________
(1)The Company plans to partially rollover its short term debt using new available lines of credit, or on using operating cash flow to cancel such debt.

Borrowings incurred by the Company’s subsidiaries in Brazil are repayable at various dates between January 2022 and November 2027 and bear either fixed interest rates ranging from 2.50% to 7.95% per annum or variable rates based on LIBOR or other specific base-rates plus spreads ranging from 5.16% to 14.73% per annum. As of December 31, 2021 and 2020 there are no borrowings subject to LIBOR (six months).

Borrowings incurred by the Company’s subsidiaries in Argentina are repayable at various dates between January 2022 and June 2028 and bear either fixed interest rates ranging from —% and 6.2% per annum or variable rates based on LIBOR or other specific base-rates plus spreads of 4.0% for those borrowings denominated in U.S. Dollar, and a fixed interest rate ranging from 34% to 39% per annum for those borrowings denominated in Argentine pesos.

Brazilian Subsidiaries
The main loans of the Company’s Brazilian Subsidiaries identified below are:

Bank	Grant date	Nominal amount		Capital outstanding as of December 31				Maturity date	Annual interest rate
				2021			2020
		(In millions)		Millions of Reais		Millions of equivalent Dollars	Millions of equivalent Dollars
Banco Do Brasil (FCO) (1)	October 2012	R$	130.0	R$	17.7	3.17	7.1	November 2022	2.94% minus 15% of performance bonus
Itau BBA (FINAME) (2)	December 2012	R$	45.9	R$	2.1	0.37	1.4	December 2022	2.50%
Banco do Brasil / Itaú BBA (FINEM) (3)	September 2013	R$	273.0	R$	26.5	4.75	9.5	January 2023	7.29%
BNDES (FINEM) (4)	November 2013	R$	215.0	R$	29.5	5.28	10.7	January 2023	4.63%
Certificados Recebíveis do Agronegócio (CRA)	December 2019	R$	467.0	R$	467.0	83.68	77.9	November 2027	3,80% + IPCA
Debenture	December 2020	R$	447.0	R$	447.0	80.10	14.4	December 2026	4,24% + IPCA
ING Bank N.V (5)	October 2018	US$	75.0	US$	—	—	75.0	October 2023	6.33%

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
(5)Canceled during 2021.

In December 2019, Adecoagro Vale do Ivinhema placed R$400.0 million in Certificados de Recebíveis do Agronegócio (CRA) adjustable by the IPCA (Brazilian official inflation rate), maturing in November 2027 and bearing an interest of 3.80% per annum. This debt was issued with no guarantee.

The above mentioned loans, except the CRA, contain certain customary financial covenants and restrictions which require the company to meet pre-defined financial ratios, among other restrictions, as well as restrictions on the payment of dividends. These financial ratios are measured considering the statutory financial statements of the Brazilian Subsidiaries.
As of December 31, 2021 and 2020 we were in compliance with all financial covenants
Argentine Subsidiaries
The main loans of Adeco Agropecuaria S.A. and Pilaga S.A., our Argentinian subsidiaries, are:

Bank	Grant year date	Nominal amount	Capital outstanding as of December 31		Maturity date	Annual interest rate
			2021	2020
		(In millions)	(In millions)	(In millions)
Rabobank (1)	2018	US$50.0	37.50	50.00	June, 2024	6.17%
IFC Tranche A (2)	2020	US$12.6	12.35	12.60	June, 2028	4% plus LIBOR
IFC Tranche B (2)	2020	US$9.4	9.22	9.41	June, 2028	4% plus LIBOR

(1) Collateralized by the pledge of the shares of Dinaluca S.A., Compañía Agroforestal S.M.S.A. and Girasoles del Plata S.A.
(2) Collateralized by a US$241.8 million mortgage over Carmen, Abolengo, San Carlos, Las Horquertas and La Rosa farms, which are property of Adeco Agropecuaria S.A., a US$35.7 million mortgage over El Meridiano farm, which is property of Pilaga S.A. and a US$44.3 million mortgage over Santa Lucia farm, which is property of Bañados del Salado S.A.
 Loan with International Finance Corporation (IFC)

In June 2020, our Argentine subsidiaries, Adeco Agropecuaria S.A., Pilagá S.A. and L3N S.A. entered into a US$100 million loan agreement with International Finance Corporation (IFC), member of the World Bank Group. The loan's tenor is eight years, including a two-year grace period, with a rate of LIBOR + 4%. In October 2020, US$22 million has been received. In December 2021, we entered into an amendment reducing the total amount to USD 60 million, that the Company could request the withdrawal until June 2022. If the Company withdraws the full amount, the rate would be reduced to LIBOR + 3%.
Argentine subsidiary loans contain customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions, as well as restrictions on the payment of dividends. These financial ratios are measured considering the statutory financial statements of the Argentine Subsidiary.
As of December 31, 2021 and 2020 we were in compliance with all financial covenants

Senior Notes Due 2027
On September 21, 2017, the Company issued senior notes (the “2027 Notes”) for US$500 million, at an annual nominal rate of 6%. The Notes will mature on September 21, 2027. Interest on the 2027 Notes is payable semi-annually in arrears on March 21 and September 21 of each year, beginning on March 21, 2018. The total proceeds of the issuance net of expenses was $495.7 million.
As of December 31 2021 and 2020, the Company was in compliance with all financial covenants.

Short-Term Debt.
As of December 31, 2021, our short term debt totaled $112.2 million.
We maintain lines of credit with several banks in order to finance our working capital requirements. We believe that we will continue to be able to obtain additional credit to finance our working capital needs in the future based on our past track record and current market conditions.
C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We are involved in rice breeding and the development of new rice varieties with respect to our rice seed business in Argentina. We seek to improve all processes related to the selection of better rice materials. Our objective is to obtain superior cultivars with better yields, industrial performance, commercial quality and culinary parameters as driven by market demand. To that end, we engage in cross-breeding with multiple varieties to achieve new seedswith superior features. We do so for different types of rice, such as long-grain, short-grain and round-grain rice. At the field level, we seek to breed new varieties and rice hybrids adapted to local conditions and production parameters. At the lab level, we are working with molecular markers that help us identify specific DNA details and improve quality parameters of the seed, such as purity.
In connection with these efforts, we have entered into agreements with selected research and development institutions such as Instituto Nacional de Tecnología Agropecuaria in Argentina, Instituto Riograndense do Arroz in Brazil, Híbridos de Arroz para América Latina in Colombia, Fondo Latinoamericano para Arroz de Riego in Colombia, Empresa de pesquisa Agropecuária e Extensão Rural de Santa Catarina in Brazil, and BASF in Germany to develop hybrid rice seeds and expand the scale of hybrid seed production. In addition, we are working with the National University of the Northeast of Argentina to develop double-haploid seeds, which will help us to reduce the selection process from five to one year.
Since 2008, we have developed and released four new varieties of rice on the market. The SCS121 CL was introduced and includes Clearfield® technology. This variety was developed in collaboration with BASF and is tolerant to herbicides that control harmful weeds. In 2020, we registered a new variety, Ita Caabo 109, which is best suited for the center-south rice region in Argentina. Currently, we have an additional cultivar under registration. We have registered our own varieties of rice seeds with the relevant Argentine authorities, the National Seed Institute (Instituto Nacional de Semillas) and the National Registry of Seed Variety Properties (Registro Nacional de la Propiedad de Cultivares). With respect to the intellectual property of our seeds, we operate under the standards of Argentine Association of Plant Variety Protection.

We use our seed varieties on our farms and sell them to rice producers in Argentina, Brazil, Uruguay and Paraguay.
We have also developed zero grade level technology in most of our farms, which helps us reduce water and energy consumption. For hilly farms, we are implementing a Polypipe irrigation system which also helps us save on water and energy. Additionally, for all of our farms, we are developing an irrigation surveillance using drones, water sensors connected through the internet-of-things and digital platforms, all of which are improving water management efficiencies and enhancing our rice yields. In addition, we are developing a digital platform to centralize technical harvest information (seed, planting date, fertilizers, irrigation, farmworks, harvest etc.) All this information is available online through computers and mobile phones. See “Item 4. Information of the Company—A. Business Overview—Technology and Best Practices."
In our Sugar, Ethanol and Energy segment, we have effectively implemented state-of-the-art technologies such as high pressure boilers for high cogeneration capacity, full mechanization of agricultural operations with online GPS tracking systems on all vehicles (trucks, combines, planters), and concentrated vinasse system among others. To optimize fertilization of sugarcane, we are currently enriching the vinasse with different nutrient concentrations, such as nitrogen, phosphorus, sulfur, boron and zinc. We are also using drones in our plantations in order to improve some operational efficiencies such as planting quality, biological control, weed monitor and pesticide spraying among others.
In recent years, we have been developing a seedling production method called “MPB” (Muda Pre Brotada or Pre-Sprout Seedling). This method consists of making the seedling sprout in a greenhouse and planting it directly on the fields, instead of the traditional planting of billets (sugarcane stalk pieces). Two main goals are pursued through this technique: the introduction of new promising and healthy varieties of seeds quickly and the reduction of planting cost, by using much less volume of planting seedling per hectare. In addition, and because of this, more land can be applied to sugarcane for milling, instead of using sugarcane for seedling purposes. In 2020, we produced as much as 17 million of MPB inputs, enough to plant 1,600 hectares of sugarcane.
We are also developing vinasse-to-biogas technology in our cluster in Mato Grosso do Sul (for more detail, see “Item 4. Information of the Company—A. Business Overview—Operations and Principal Activities—Sugar, Ethanol and Energy Business”). In 2017, we obtained a patent to produce biogas from sugarcane vinasse, which is owned in equal parts with Methanum Engenharia Ambiental. In the industry, we have recently implemented artificial intelligence alongside automation process, which is based on real-time optimization. By assessing mass balance and measuring main key performance indicators every 10 seconds, the system helps us enhance our efficiency all along the industrial processes
In our Dairy segment in Argentina, we have successfully adapted and implemented the free-stall model in our operations. Additionally, we have invested in technology to improve the genetics, health and feeding techniques of our cows to enhance our milk production. Currently, we are implementing sexed semen technology in all our cows, which is delivering positive results. The primary goal is to enhance the production of females from our own herd, which allows us to increase the speed-capacity of organic growth by 20% annually, and/or to intensify our cow-genetic selection process. The former being critical to our current Dairy growth project, and the latter being key to improve cow performance (productivity, health, and fertility). (See “Item 4. Information of the Company—A. Business Overview—Operations and Principal Activities—Dairy Business”).
In our Crops segment, we are also implementing the same digital platform mentioned as in our Rice segment, although certain features are still being developed for the particularities of each crop. Currently, we are managing all grain stored in silo bags through this platform. To enhance efficiencies in our operations, we are developing other digital in-house solutions related to precision agriculture, such as crop yield estimation, soil quality classification and production dashboard among others. We have also developed a traceability app for our peanut business where we can track all main production and commercial information, with a special focus on quality assurance for customers. We are introducing automation in our peanut facility, where we are sensing processes with high accuracy and timing and thus helping us achieve energy savings.
In addition to traditional R&D activities, we are constantly looking to improve efficiencies in each of our businesses. As such, we constantly research and analyze all available technologies that could be applied in our operations. In addition, we do not only select the best technologies and techniques, but are strongly involved in their adaptation to our specific needs and local circumstances. Our internal research group is comprised of interdisciplinary teams (agronomists, veterinarians, industrial engineers, technicians and finance and commercial personnel). The group offers support to all business lines and through different levels, from the optimization of current operations, evaluation of new technologies, development of new products, to the assessment of a whole new production system.
Currently we are actively involved in the local agtech (agricultural, digital-based technology) ecosystems to identify any high-potential startups that could provide alternative solutions for our operations and for the market as a whole. We continue to evaluate potential investment in startups that fit our business. See “Item 4. Information of the Company—A. Business Overview—Technology and Best Practices.”

We do not own any registered patents, industrial models or designs, apart from those described in this section.
D.TREND INFORMATION
See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Trends and Factors Affecting Our Results of Operations.”

E    CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our critical accounting policies and estimates are consistent with those described in note 32 to our Audited Consolidated Financial Statements.

Item 6.    Directors, Senior Management and Employees
A.DIRECTORS AND SENIOR MANAGEMENT
Board of Directors
The following table sets forth information for our directors as of the date of this annual report:

Name	Position (*)	Date of appointment	Age	Year term expires
Plínio Musetti	Chairman	2020	68	2023
Mariano Bosch	Director /CEO	2020	52	2023
Alan Leland Boyce	Director	2022	62	2025
Andrés Velasco Brañes	Director	2022	61	2025
Daniel González	Director	2020	52	2023
Guillaume Van der Linden	Director	2021	62	2024
Mark Schachter	Director	2021	42	2024
Ivo Andrés Sarjanovic	Director	2021	56	2024
Ana Cristina Russo	Director	2022	55	2025
Plínio Musetti, Alan Leland Boyce, Guillaume van der Linden, Mark Schachter, Andrés Velasco Brañes, Daniel González , Ivo Andrés Sarjanovic and Ana Cristina Russo qualify as independent directors in accordance with NYSE standards.
A description of the main tasks currently performed by each director as well as a description of each director’s employment history and education follows:
Plínio Musetti. Mr. Musetti has been a member of the Company’s Board of Directors since 2011 and an observer since 2010. Mr. Musetti is a Managing Partner of Janos Holding responsible for long-term equity investments for Family offices in Brazil, following his role as Partner of Pragma Gestão de Patrimonio, since June 2010. From 2008 to 2009, Mr. Musetti served as the Chief Executive Officer of Satipel Industrial S.A., leading the company’s initial public offering process and aiding its expansion plan and merger with Duratex S.A. From 1992 to 2002, Mr. Musetti served as the Chief Executive Officer of Elevadores Atlas, during which time he led the company’s operational restructuring, initial public offering process and the sale to the Schindler Group. From 2002 to 2008, Mr. Musetti served as a partner at JP Morgan Partners and Chief Executive Officer of Vitopel S.A. (JP Morgan Partners’ portfolio company) where he led its private equity investments in Latin America. Mr. Musetti has also served as a Director of Diagnósticos de America S.A. from 2002 to 2009. In addition, Mr. Musetti is currently serving as a Board member of Raia Drogasil S.A. and HAPVIDA. Mr. Musetti graduated in Civil Engineering and Business Administration from Mackenzie University and attended the Program for Management Development at Harvard Business School in 1989. Mr. Musetti is a Brazilian citizen.
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

Alan Leland Boyce. Mr. Boyce has been a member of the Company’s Board of Directors since 2002 and has been Chairman of the Risk and Commercial Committee since 2011. Mr. Boyce is co-founder and Chairman of Materra LLC, a California based owner and operator of 15,000 acres of farmland where it grows pistachios, dates, citrus and organic vegetables. Since 1985, Mr. Boyce has served as the Chief Financial Officer of Boyce Land Co. Inc., a farmland management company that runs 10 farmland limited partnerships in the United States. Mr. Boyce is co-founder and CEO of Westlands Solar Farms, the only farmer-owned utility scale solarPV developer in California and recently co-founded Prairie Harvest, which is developing hemp processing technologies to efficiently separate CBD in the field. Mr. Boyce formerly served as the director of special situations at Soros Fund Management from 1999 to 2007, where he managed an asset portfolio of the Quantum Fund and had principal operational responsibilities for the fund’s investments in South America. Mr. Boyce also served as managing director at the Community Reinvestment Act at Bankers Trust from 1986 to 1999 where he was in charge of fixed-income arbitrage proprietary trading, the bank’s mortgage portfolio and compliance. In addition, Mr Boyce was senior managing director for investment strategy at Countrywide Financial from 2007 to 2008, and worked at the U.S. Federal Reserve Board from 1982 to 1984. He graduated with a degree in Economics from Pomona College, and has a Masters in Business Administration from Stanford University. Mr. Boyce is an American citizen.

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

Daniel C. Gonzalez. Mr. Gonzalez has been a member of the Company’s Board of Directors since April 16, 2014. Mr. Gonzalez holds a degree in Business Administration from the Argentine Catholic University. He served for 14 years in the investment bank Merrill Lynch & Co in Buenos Aires and New York, holding the positions of Head of Mergers and Acquisitions for Latin America and President for the Southern Cone (Argentina, Chile, Peru and Uruguay), among others. While at Merrill Lynch, Mr. Gonzalez played a leading role in several of the most important investment banking transactions in the region and was an active member of the firm’s global fairness opinion committee. He remained as a consultant to Bank of America Merrill Lynch after his departure from the bank. Previously, he was Head of Financial Planning and Investor Relations in Transportadora de Gas del Sur SA. Mr. Gonzalez was Chief Executive Officer of YPF Sociedad Anónima, Argentina’s largest corporation, from 2018 to 2020, and he had previously served as CFO from 2012 to 2018. Mr. Gonzalez is currently Executive Director of IDEA (Instituto para el Desarrollo Empresarial Argentino), a not-for-profit business council in Argentina. Mr. González is an Argentine citizen.

Guillaume van der Linden. Mr. van der Linden has been a member of the Company’s Board of Directors since 2009. Since 2007, Mr. van der Linden has been Senior Investment Manager at PGGM Vermogensbeheer B.V., responsible for investments in emerging market debt. From 1993 to 2007, Mr. van der Linden worked for ING Bank in various roles, including in risk management and derivatives trading. From 1988 to 1993, Mr. van der Linden was employed as a management consultant for KPMG and from 1985 to 1988 as a corporate finance analyst for Bank Mees & Hope. Mr. van der Linden graduated with Masters degrees in Economics from Erasmus University Rotterdam and Business Administration from the University of Rochester. Mr. van der Linden is a Dutch citizen.
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

Ivo Andrés Sarjanovic. Mr. Sarjanovic served for more than 25 years in Cargill International, starting as trader in the Grain and Oilseeds business. While in Cargill he held between years 2000-2011 the position of Vice-president and Global Trading Manager of Oilseeds in Geneva, coordinating worldwide trading and crushing activities, and between 2007-2011 he was also the Africa and Middle East General Manager of Agriculture. From 2011 to 2014 Mr. Sarjanovic held the position of Vice-president and World Manager of Cargill Sugar Operations, playing a leading role in the radical transformation of the organization that led to the strategic decision to spin-off in 2014 the sugar business of Cargill creating Alvean Sugar SL, a joint venture integrated with Copersucar, Brazil. Mr. Sarjanovic served as the Chief Executive Officer of Alvean until 2017, during which time he led the company to become the biggest sugar trader in the world. Mr. Sarjanovic is currently serving as non-

executive Board member of Sucafina S.A, and also lectures at the University of Geneva’s Master in Commodities and Universidad Di Tella’s Master of Finances. Mr. Sarjanovic holds a B.A. in Economic Sciences, major in Accounting, from the National University of Rosario, Argentina and a Master in Economics from Universidad Francisco Marroquin, Spain. Additionally, he completed executive studies at IMD in Lausanne, at Oxford University and at Harvard Business School, and was a PhD candidate in Economics at New York University. Mr. Sarjanovic is an Argentine/Italian/Swiss citizen.

Ana Cristina Russo. Mrs. Russo graduated in business administration from Fundação Getúlio Vargas, São Paulo, Brazil. She joined Unilever as a Trainee in 1989 and worked directly with the brand and category managers supporting them on strategic planning, marketing & sales programs definitions. While doing well at Unilever, she left the company five years later to join Remy Cointreau, where she was CFO Brazil very early in her career and with responsibility for finance, HR, IT, Legal, and Export/Import. In 1996, a former Unilever colleague recommended her to Kraft (at the time, part of PMI). Mrs. Russo joined as FP&A for one of Kraft's BUs. Since then and over twenty years, she has built a highly successful career with Philip Morris. Mrs. Russo had several enriching experiences within the finance functions, i.e. Treasurer, Controller, Finance Director Brasil, Director Financial Planning Easter Europe, Middle East & Africa, VP Finance LA&C and VP Corporate Audit. She is currently serving as Managing Director for Central America, Dominican Republic and Caribe, responsible for full P&L of this new cluster, with direct presence in nine countries and indirect in the remaining twenty-four. Mrs. Russo is a Brazilian and Italian citizen.
Executive Officers
The following table shows certain information with respect to our senior management as of the date of this annual report:

Name	Position	Year Designated	Age
Mariano Bosch	Chief Executive Officer & Co-founder	2002	52
Carlos A. Boero Hughes	Chief Financial Officer	2008	56
Emilio F. Gnecco	Chief Legal Officer	2005	46
Renato Junqueira Santos Pereira	Director of Sugar and Ethanol Operations	2014	45
Mario José Ramón Imbrosciano	Director of Business Development	2003	52
Leonardo Berridi	Country Manager for Brazil	2004	62
Ezequiel Garbers	Country Manager for ARG/URU & Co-founder	2004	55
Mariano Bosch. See “—Board of Directors.”

Carlos A. Boero Hughes. Mr. Boero Hughes is our Chief Financial Officer, and a member of Adecoagro’s Senior Management since 2008. He began working at Adecoagro in August 2008 overseeing our finance and administrative departments. Mr. Boero Hughes has over 30 years of experience in agricultural business and financial markets. Mr Boero Hughes is also a member of the Board of Directors of Loma Negra C.I.A.S.A. Prior to joining us, he was Chief Financial Officer for South America and Co-Chief Executive Officer for Noble Group LTD operations in Argentina, Uruguay and Paraguay from October 2006 to July 2008. From 2003 to 2006, he worked at Noble Group LTD as Financial Director for Argentina and Structure Finance Manager for South America. He worked at Citibank N.A. from 1997 to 2003 as Relationship and Product Manager, focused in the agribusiness industry, and at Banco Privado de Inversiones S.A. as Relationship Manager. He also worked for six years at Carlos Romano Boero S.A.I.C., a flour and dairy cow feed mill family company, as Commercial Manager, Local Grain Elevator and Nursery Manager and finally as General Manager. Mr. Boero Hughes holds a degree in Business Administration from the University of Buenos Aires and a Masters in Business Administration from the Argentine Catholic University. He also graduated from INSEAD’s Executive Program in 2007.

Emilio Federico Gnecco. Mr. Gnecco is our Chief Legal Officer for all operations in Argentina, Brazil and Uruguay and a member of Adecoagro’s Senior Management since 2005. He is responsible for all legal and corporate matters and compliance. Before joining us, he was a corporate law associate at the law firm of Marval, O’Farrell & Mairal for more than eight years, where he specialized in mergers and acquisitions, project financing, structured finance, corporate financing, private equity, joint ventures and corporate law and business contracts in general. Mr. Gnecco was in charge of Adecoagro’s corporate matters including mergers and acquisitions since our inception in 2002. Prior to that, he worked at the National Civil Court of Appeals of the City of Buenos Aires for four years. Mr. Gnecco has a law degree from the University of Buenos Aires, where he graduated with honors.

Renato Junqueira Santos Pereira. Renato Junqueira Santos Pereira is the VP of Sugar, Ethanol and Energy business and has been a member of the senior management team since 2014. He began working at Adecoagro in 2010 as the Operations Manager for our Sugar, Ethanol and Energy business and has vast experience in the Brazilian sugarcane industry. Before joining Adecoagro, he served as the CFO of Moema Group, one of the largest sugarcane clusters in Brazil. His main responsibilities at Moema included designing the optimal capital structure to finance the construction of five greenfield mills, preparing the company for an IPO and coordinating the M&A process which culminated in a $1.5 billion dollar sale to Bunge Ltda. Previously, Mr. Pereira held responsibilities as Mill Director and Agricultural Manager in Moema’s mills. He is an Agricultural Engineer from Universidade de Sao Paulo and holds an MBA from the University of California, Davis.

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

Leonardo Raúl Berridi. Mr. Berridi is our VP of Business Development and, prior to the Reorganization, had been Adecoagro’s Country Manager for Brazil since the beginning of its operations in Brazil and a member of Adecoagro’s Senior Management since 2004. Mr. Berridi has over 37 years of international experience in agricultural business. Prior to joining us, Mr. Berridi was Vice President of Pago Viejo S.A., a company dedicated to agriculture production and dairy farming in Argentina. He also worked for Trans-Continental Tobacco Corporation as Chief Operating Officer of Epasa (Exportadora de Productos Agrarios S.A.), a company dedicated to producing, processing and exporting tobacco in the northeast and northwest of Argentina, and Production Manager of World Wide Tobacco España S.A. in the Caceres and Zamora provinces in Spain. Mr. Berridi holds a degree in Forestry Engineering from the Universidad Nacional de La Plata.

Ezequiel Garbers. Mr. Garbers is the Country Manager for Argentina and Uruguay, co-founder and a member of Adecoagro’s Senior Management. He coordinates all of our production and human resources development activities in Argentina and Uruguay. Mr. Garbers has over 20 years of experience in Integrated Agroindustrial Chains. Prior to joining Adecoagro, he was the Chief Operating Officer of an agricultural consulting and investment company he co-founded, developing projects both within and outside of Argentina, related to crop production and the cattle and dairy business. Mr. Garbers holds a degree in Agronomic Engineering from the University of Buenos Aires and a Masters in Business Administration from the Instituto de Altos Estudios of the Austral University.
Our managers supervise our day-to-day transactions so as to ensure that all of our general strategic objectives are carried out, and they report to our Board of Directors.

B.COMPENSATION
Compensation of Directors and Executive Officers
The compensation of the Company’s directors is approved annually at the ordinary general shareholders’ meeting. For 2021, the aggregate compensation earned by our directors amounted to a grant of up to a total of 62,888 restricted stock shares and $500 thousand in cash. These figures do not include Mr. Mariano Bosch’s compensation in cash nor in restricted shares, which he declined. For year 2022, the aggregate compensation approved to be earned by our directors amounted to a grant of up to a total of 75,904 restricted stock shares and $500 thousand in cash. These figures do not include Mr. Mariano Bosch’s compensation in cash nor in restricted shares, which he declined.
The aggregate compensation package of our executive officers for year 2021 amounted to $2,524,601 in cash and 856,278 restricted shares granted to our senior management. These grants were made under the Adecoagro Restricted Share and Restricted Stock Unit Plan, as amended. See “—E. Share Ownership—Share Options and Restricted Share and Restricted Stock Unit Plan." Annual cash bonuses are designed to incentivize our named executive officers at a variable level of compensation based on the Company’s financial and operating performance and each executive’s individual performance. Annual executive cash bonuses and stock unit awards are impacted by seniority and individual executive performance. 80% of variable performance is related to achievement of financial targets consisting of Adjusted EBITDA, Net Income, Adjusted Net Cash Flow from Operations, Cash Earnings and Return on Invested Capital. The remaining 20% is based on the achievement of individual objectives and by evaluating each executive’s level of proficiency in the following competencies: general characteristics, teamwork, professional competencies, environmental and social commitment, problem solving and thinking skills and managerial skills. In the past, actual bonus amounts have been determined shortly after fiscal year end. Our Chief Executive Officer presents the final calculation of the annual cash bonuses for our named executives to the Compensation Committee of the Board of Directors. The Compensation Committee then reviews actual Company and individual performance, and determines the amount payable consistent with the attainment of such individual’s performance based on the above criteria.
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
Currently, the Board of Directors has eleven members. The directors are appointed by the general meeting of shareholders for a period of up to three years; provided, however, the directors shall be elected on a staggered basis, with one-third of the directors being elected each year and provided further that such three-year term may be exceeded by a period up to the annual general meeting held following the third anniversary of the appointment. Directors may be removed with or without cause (ad nutum) by the general meeting of shareholders by a simple majority of votes cast at a general meeting of shareholders. The directors are eligible for re-election indefinitely.
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
As of the date of this annual report, the chairman of the Board of Directors is Mr. Plínio Musetti. The Board of Directors has the following five committees and one sub-committee: Audit Committee, Talent Management & Compensation Committee, Risk and Commercial Committee, Strategy Committee and ESG Committee; and Nominating Sub-Committee of the Talent Management & Compensation Committee.

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
The committee meets at least four times a year and as often as deemed necessary or appropriate in its judgment. During year 2021, the Audit Committee held meetings on February 25, March 4 and 9, May 6 and 10, August 4 and 9 and November 3 and 8.

Talent Management & Compensation Committee
The Company has a Talent Management & Compensation Committee (referred to indistinctively as Talent Management & Compensation Committee or Compensation Committee) that reviews and approves the compensation and benefits of the executive officers and other key employees, and makes recommendations to the Board of Directors regarding principles for compensation, performance evaluation, and retention strategies. It is responsible for administering our share option plans and our restricted share and restricted stock unit plan for executive officers and other key employees. See “—E. Share Ownership—Share Options and Restricted Share and Restricted Stock Unit Plan.” The committee has the discretion to interpret and amend the Plan, and delegate to the Chief Executive Officer the right to award equity-based compensation to executive officers and other key employees.
The committee meets at least once a year and as needed on the initiative of the Chief Executive Officer or at the request of one of its members. The members of the Compensation Committee, appointed pursuant to board resolutions dated May 19, 2019, are Mr. Guillaume van der Linden, Mr. Daniel González (Chairman) and Mr. Plínio Musetti.

Nominating Sub-Committee
As part of the Talent Management & Compensation Committee, the Company has a Nominating Sub-Committee that selects and recommends to the board the best candidates to fill in vacant board seats, develops and recommends criteria for selecting qualified director candidates to the board, evaluates committee member qualifications, designations and removals, recommend the implementation of corporate governance guidelines, and oversees the evaluation of the board of directors and each committee.
The sub-committee meets at least once a year and as needed on the initiative of the Chief Executive Officer or at the request of one of its members. The members of the sub-committee, appointed pursuant to board resolutions dated March 11, 2022, are Mr. Guillaume van der Linden, Mr. Daniel González and Mr. Plínio Musetti.
Risk and Commercial Committee
The Company has a Risk and Commercial Committee (referred to in distinctively as Risk Committee or Risk and Commercial Committee) that has the duty to (i) make such inquiries as are necessary or advisable to understand and evaluate material business risks and risk management processes as they evolve from time to time; (ii) review with the Board of Directors and management the guidelines and policies to govern the process for assessing and managing risks; (iii) discuss and review with the Board of Directors management’s efforts to evaluate and manage the Company’s business from a risk perspective; (iv) request input from the Board of Directors, management and operating staff, as well as from outside resources, as it may deem necessary; (v) discuss with the Board of Directors and management which elements of enterprise risk are most significant, the prioritization of business risks, and make recommendations as to resource allocation for risk management and risk mitigation strategies and activities; (vi) oversee the development of plans for risk mitigation in any area which it deems to be a material risk to the Company; and (vii) monitor management’s implementation of such plans, and the effectiveness generally of its risk mitigation strategies and activities.
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
ESG Committee

The Company has an ESG Committee created as part of the efforts to bring Environmental, Social and Governance ("ESG") to the forefront of its agenda and continue integrating these aspects into the overall strategy. The ESG Committee's main duties include (i) discussing and reviewing the company's operations in order to identify potential opportunities to improve our ESG performance; (ii) defining ESG strategies; and (iii) analyzing alternatives to enhance our ESG communication to stakeholders and expand our investor base.
The committee meets at least four times a year and as often as deemed necessary or appropriate in its judgment. The members of ESG Committee appointed by the board meetings held on November 9, 2021 are Mr. Alan Leland Boyce and Mr. Daniel Gonzalez, Mr. Guillaume van der Linden and Mr. Andres Velasco.

D.EMPLOYEES
Employees
On December 31, 2021, we had 9,104 employees, of whom 91% were unionized. Approximately 9% of our workforce is comprised of temporary workers. We comply with all labor laws. Historically, we have had a positive relationship with the trade unions.
The following table sets forth our number of employees by each of our business segments:

	As of December 31,
	2021	2020	2019
Farming and Land Transformation	2,156	1,794	1,627
Sugar, Ethanol and Energy	5,930	6,093	5,805
Administrative	1,018	829	805
Total	9,104	8,716	8,237
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
E.SHARE OWNERSHIP
Share Ownership
The total number of shares of the Company beneficially owned by our directors, executive officers and employees as a group, as of the date of this annual report, was 7,424,238, which represents 6.7% of the total shares of the company. See table in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” for information regarding share ownership by our directors and executive officers.
Share Options and Restricted Share and Restricted Stock Unit Plan
Adecoagro/IFH 2004 Stock Incentive Option Plan and Adecoagro/IFH 2007/2008 Equity Incentive Plan
The Company maintains the Adecoagro/IFH 2004 Incentive Option Plan (formerly, the International Farmland Holdings, LLC 2004 Incentive Option Plan, and referred to herein as the “2004 Plan”) and the Adecoagro/IFH 2007/2008 Equity Incentive Plan (formerly, the International Farmland Holdings, LLC 2007/2008 Equity Incentive Plan, and referred to herein as the “2007/2008 Plan”). During 2021, all options of the 2007/2008 Plan expired, thus the plan is no longer in effect. Initially, the 2004 Plan provided for the grant of options to purchase ordinary units of IFH. In connection with the Reorganization, the Option Plans were amended and restated to provide for the grant of options to purchase ordinary shares of the Company, and all then-outstanding options to purchase IFH ordinary units were converted into options to purchase the Company’s ordinary shares.
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
Amendment and Termination
The Board of Directors may amend or terminate the Option Plans in its discretion, and the Committee may amend any outstanding options in its discretion, except participant consent will be needed if a participant’s rights are adversely affected. If not previously terminated by the Board of Directors, the Option Plans will terminate on the 10th anniversary of its adoption. The 2004 Plan was amended to extend the term to the 20th anniversary of its adoption.
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
On March 9, 2021, the Plan was once again amended by the Board of Directors to increase the number of common shares available for issuance with respect to which awards may be made by 1,200,000 common shares. Currently, the maximum number of common shares with respect to which awards may be made under the Plan is equal to 6,708,930 common shares inclusive of such Shares that are subject to outstanding grants of awards. To the extent any award under the Plan is canceled, expired, forfeited, surrendered settled in cash, or otherwise terminated without delivery of shares the shares retained by or returned to the Company will again be available for future awards under the Plan. The shares available for issuance as well as outstanding awards under the Plan are subject to adjustment in the event of a reorganization, stock split, merger or similar change. Under the Plan, as of the date of this annual report, 3,188,536 ordinary shares had been issued to directors, senior management and employees.
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
Share Options and Restricted Shares
The total number of ordinary and restricted shares to be issued upon exercise of the options to directors and executive officers as a group under our Option Plans is 1,634,220 in the aggregate. The range of exercise prices per ordinary shares under our 2004 Plan is $5.83 to $8.62 (1,492,890 options). Upon the exercise of all options the only employee that would exceed the 1% holding is Mariano Bosch, who would reach 1.03%.
Item 7.    Major Shareholders and Related Party Transactions
A.MAJOR SHAREHOLDERS

The following table sets forth the beneficial ownership of our shares for each person known to us to own beneficially at least 5% of our common shares and our directors and executive officers, based on the information most recently available to the Company, as of April 27, 2022.
As of April 28, 2022, we had 111,381,815 outstanding shares. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days from April 24, 2022, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Number	Percent
Principal Shareholders:
Al Gharrafa Investment Company (1)	15,983,265	14.4%
Stichting Pensioenfonds Zorg en Welzijn (2)	15,381,385	13.8%
Route One Investment LP (3)	14,340,344	12.9%
EMS Capital LP (4)	11,883,961	10.7%
Directors, Executive Officers and Company's employees as a Group*	7,417,861	6.7%
________________________________________________________________________________________________
* No single shareholder beneficially owns more than 1% based on the total number of outstanding shares, except for from Mariano Bosch and Alan Boyce, each of whom beneficially owns 1.3% and 1.1%, respectively.
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
(2)The address of Stichting Pensioenfonds Zorg en Welzijn is P.O. BOX 4001 NL-3700 KA Zeist The Netherlands.
(3)The address of Route One Investment LP is 1 Letterman Drive, Building D, Suite 200, San Francisco, CA 94129, United States.
(4)The address of EMS Capital LP is 767 Fifth Avenue 46th floor, New York, NY 10153.

As of April 28, 2022, 76,025,991 shares, representing 68.3% of our outstanding common shares were held by United States record holders.
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

Item 8.    Financial Information
A.CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION.
See "Item 18. Financial Statements" and pages F-1 through F-88 for our Consolidated Financial Statements.
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
In Argentina and Brazil we are engaged in several legal proceedings, including tax, social security, labor, civil, environmental, administrative and other proceedings, for which we have established provisions in an aggregate amount of $3 million as of December 31, 2021. In addition, there are currently certain legal proceedings pending in which we are involved for which we have not established provisions. In the opinion of our management, the ultimate disposition of any threatened or pending matters, either individually or on a combined basis, will not have a material adverse effect on our combined financial condition, liquidity, or results of operations other than as described below.
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
On November 9, 2021, the Board of Directors approved the implementation of a distribution policy as of 2022 (the “Distribution Policy”) to distribute annually a minimum of 40% of the Adjusted Free Cash from Operations generated during the previous year, subject to the conditions set forth by Luxembourg law. The Distribution Policy consists of a cash dividend distribution in a minimum amount of USD30 million per year, and share repurchases under the existing program from time to time as deemed appropriate. Subject to the conditions set forth by Luxembourg law and notably subject to the Company having sufficient distributable reserves, any dividend distribution will be resolved upon either by the general meeting of the shareholders of the Company or the Board of Directors (through a declaration of advances on dividends). Subject to the decision of the general meeting of the shareholders of the Company or the Board of Directors, dividend payments will be made twice a year, in or around May and November of each year.
On March 11, 2022 the Board of Directors proposed to the general meeting of the shareholders of the Company to declare a dividend of an amount of $35 million to be paid to the outstanding shares and out of the share premium account of the Company in two installments of $17.5 million each (in May 2022 and November 2022) and to delegate power to the Board of Directors to determine the record dates and the payment dates therefor.
On April 20, 2022 the annual general meeting of the shareholders of the Company declared a dividend in the amount of $35 million, to be distributed out of the share premium account of the Company in two installments (in May 2022 and November 2022) of $17.5 million to the holders of outstanding shares issued by the Company, and to delegate power to the Board of Directors to determine the record dates and the payment dates therefor. On April 20, 2022, the Board of Directors resolved that the record and payment dates for the payment of first installment will be May 2, 2022 and May 17, 2022, respectively, and that the record and payment dates for the payment of the second installment will be November 2, 2022 and November 17, 2022, respectively.
A Luxembourg withholding tax of 15% will be applied to the gross cash dividend amount.
Adecoagro is a holding company and has no material assets other than its ownership of partnership interests in Adecoagro LP SCS. As a result, it is a holding entity with no material assets other than its indirect ownership of shares in operating subsidiaries in foreign countries. If we were to distribute a dividend at some point in the future, we would cause the operating subsidiaries to make distributions to Adecoagro LP SCS, which in turn would make distributions to Adecoagro in an amount sufficient to cover any such dividends.
Our subsidiaries in Argentina and Brazil are subject to certain restrictions on their ability to declare or pay dividends. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness and Financial Instruments” and “—Risks Related to our Business and Industries—The terms of our indebtedness and that of certain of our subsidiaries impose significant restrictions on our operating and financial flexibility.”

B.SIGNIFICANT CHANGES
Except as otherwise disclosed in this annual report, there has been no undisclosed significant change since the date of the annual Consolidated Financial Statements.
Item 9.    The Offer and Listing
A.OFFER AND LISTING DETAILS
Our common shares have been listed on the NYSE under the symbol “AGRO” since January 28, 2011. As of the date of this report, our issued share capital amounts to $167.1 million, represented by 111,381,815 shares (of which 52,254 were treasury shares) with a nominal value of $1.50 each. All issued shares are fully paid up.

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

On March 27, 2015, Adecoagro commenced a series of transactions for the purpose of transferring the domicile of Adecoagro LP to Luxembourg. In connection with the Adecoagro LP redomiciliation, Adecoagro merged IFH into Adecoagro LP with Adecoagro LP as the surviving entity and Adecoagro GP S.à r.l., a société à responsibilité limitée organized under the laws of Luxembourg, became the general partner of Adecoagro LP on April 1, 2015. Also on April 1, 2015, Adecoagro completed the redomiciliation of Adecoagro LP (Delaware) out of Delaware to Luxembourg and Adecoagro LP, without dissolution or liquidation, continued its corporate existence as Adecoagro LP S.C.S., a société en commandite simple organized under Luxembourg law, effective April 2, 2015. For a detailed description of the Adecoagro LP redomiciliation please see “Item 4. Information on the Company—A. History and Development of the Company—History. Since that date the affairs of Adecoagro LP S.C.S. have been governed by its articles of association and Luxembourg law.
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

Share Capital
As of December 31, 2021, our issued share capital amounted to $183,6 million, represented by 122,381,815 shares in issue (of which 11,285,043 were treasury shares) with a nominal value of $1.50 each. All issued shares are fully paid up. Consequently, there were 111,096,772 common shares outstanding.
On April 20, 2022, the extraordinary general meeting of the shareholders of the Company resolved to reduce the issued share capital of the Company by a nominal amount of $16.5 million by the cancellation of 11,000,000 shares with a nominal value of $1.50 each held in treasury by the Company so that, as from April 20, 2022, our issued share capital amounts to $ 167.1 million, represented by 111,381,815 shares in issue (of which 52,254 are treasury shares) with a nominal value of $1.50 each.
We have an authorized unissued share capital of $220.3 million, including the issued share capital as of April 20, 2022 of $167.1 million and are authorized to issue up to 146,858,178 shares of a nominal value of $1.50 each (taking into account the shares issued as of April 20, 2022) out of such authorized share capital. Our authorized unissued share capital as of April 20, 2022 is $53.2 million.
Our articles of incorporation authorize the Board of Directors to issue shares within the limits of the authorized unissued share capital at such times and on such terms as the board or its delegates may decide for a period ending on April 15, 2025 (unless it is extended, amended or renewed and we currently intend to seek renewals and/or extensions as required from time to time). Accordingly, the board may issue shares within the limits of the authorized (unissued) share capital against contributions in cash, contributions in kind or by way of incorporation of available reserves at such times and on such terms and conditions, including the issue price, as the Board of Directors or its delegate(s) may in its or their discretion resolve while reserving a preemptive subscription right to existing shareholders for any issue of shares.
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
Issuance of Shares

Pursuant to Luxembourg law of August 10, 1915 on commercial companies as amended, the issuance of shares in Adecoagro requires the approval by the general meeting of shareholders at the quorum and majority provided for the amendment of our articles of incorporation. See “—Amendment to the Articles of Incorporation” and “—General Meeting of Shareholders." The general meeting of shareholders may however approve an authorized unissued share capital and authorize the Board of Directors to issue shares up to the maximum amount of such authorized unissued share capital for a maximum period of five years. The general meeting may amend, renew or extend such authorized share capital and authorization to the Board of Directors to issue shares.
We have currently an authorized unissued share capital of $220.3 million, including an issued share capital as of April 20, 2022 of $167.1 million, and are authorized to issue up to 146,858,178 shares of a nominal value of $1.50 each (taking into account currently issued shares) out of such authorized share capital. As of April 20, 2022, the authorized unissued share capital was $53.2 million. Our board has been authorized to issue shares within the limits of the authorized unissued share capital at such times and on such terms as the board or its delegates may decide for a period ending on April 15, 2025 (unless it is extended, amended or renewed and we currently intend to seek renewals and/or extensions as required from time to time).
On April 15, 2020 the extraordinary meeting of shareholders adjusted the authorized unissued share capital to $220.3 million represented by 146,858,178 shares of a nominal value of $1.50 each (which includes the issued share capital) and extended the validity period for five more years; until April 15, 2025. The extraordinary meeting of shareholders also resolved that the board may issue shares up to the total number of authorized unissued shares until the latter date against contributions in cash or by way of incorporation of available reserves at such times and on such terms and conditions, including the issue price, as the Board of Directors or its delegate(s) may in its or their discretion resolve while reserving a preemptive subscription right to existing shareholders for any issue of shares.
Our articles provide that no fractional shares may be issued.
Our shares have no conversion rights and there are no redemption or sinking fund provisions applicable to our common shares.
Preemptive Rights
Holders of our shares have a pro rata preemptive right to subscribe for any new shares issued for cash consideration or by way of incorporation of available reserves. Our articles provide that in the event of an increase of the issued share capital by the Board of Directors within the limits of the authorized unissued share capital preemptive rights shall always be reserved.
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

Additionally, on April 20, 2022, the general meeting of shareholders authorized the Company, and/or any wholly-owned subsidiary (and/or any person acting on their behalf), to purchase, acquire, receive or hold shares in the Company under article 430-15 of the Luxembourg law of August 10, 1915, as amended, from time to time, up to an additional 10% of the issued share capital, on such terms as determined by the Board of Directors of the Company. This authorization is valid for a period of five years from April 20, 2022.
Acquisitions may be made in any manner including without limitation, by tender or other offers, buyback programs, over the stock exchange or in privately negotiated transactions or in any other manner as determined by the Board of Directors (including derivative transactions or transactions having the same or similar economic effect than an acquisition).
In the case of acquisitions for value:
(i) in the case of acquisitions other than in the circumstances set forth under (ii), for a net purchase price being (x) no less than 50% of the lowest stock price and (y) no more than 50% above the highest stock price, in each case being the closing price, as reported by the New York City edition of the Wall Street Journal, or, if not reported therein, any other authoritative source to be selected by the Board of Directors of the Company (hereafter, the closing price), over the ten (10) trading days preceding the date of the purchase (or as the case may be the date of the commitment to the transaction);
(ii) in case of a tender offer (or if deemed appropriate by the Board of Directors, a buyback program),
a. in case of a formal offer being published, for a set net purchase price or a purchase price range, each time within the following parameters: no less than 50% of the lowest stock price and (y) no more than 50% above the highest stock price, in each case being the closing price over the ten (10) trading days preceding the publication date, provided however that if the stock exchange price during the offer period fluctuates by more than 10%, the Board of Directors may adjust the offer price or range to such fluctuations;
b. in case a public request for sell offers is made, a price range may be set (and revised by the Board of Directors as deemed appropriate) provided that acquisitions may be made at a price which is no less than 50% of the lowest stock price and (y) no more than 50% above the highest stock price, in each case being the closing price over a period determined by the Board of Directors provided that such period may not start more than five (5) trading days before the sell offer start date of the relevant offer and may not end after the last day of the relevant sell offer period.
In addition, pursuant to Luxembourg law the Board of Directors may repurchase shares without the prior approval of the general meeting of shareholders if necessary to prevent serious and imminent harm to us or if the acquisition of shares has been made in view of the distribution thereof to the employees.
A share repurchase program was approved by the Board of Directors of the Company on September 12, 2013 to acquire up to 5% of the total outstanding share capital of the Company to be held as treasury shares (the “Share Repurchase Program”). The Share Repurchase Program was implemented in compliance with the authorization granted by the general meeting of shareholders of the Company, any applicable law, rules or regulations described above and the following limits approved by the Board of Directors of the Company. The Share Repurchase Program was approved for a period of 12 months from September 23, 2014 (the date of its announcement) or until reaching the maximum number of shares authorized under the Share Repurchase Program, whichever occurs first. In April 4, 2017, the Board of Directors amended the Share Repurchase Program to include repurchases under Open Market Transactions, in reliance on the “safe harbor” from liability for manipulation provided by Rule 10b-18 of the Securities Exchange Act of 1934 (the “Securities Exchange Act”) and in privately negotiated transactions. The Share Repurchase Program was renewed by decision of the Board of Directors on August 10, 2021 for an additional period of 12 months, ending on September 23, 2022 or until reaching the maximum number of shares authorized under the Program, whichever occurs first.
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
Annual Accounts
Each year the Board of Directors must prepare annual accounts, that is, an inventory of the assets and liabilities of Adecoagro together with a balance sheet and a profit and loss account. The Board of Directors must also prepare, each year, consolidated accounts and management reports on the annual accounts and consolidated accounts. The annual accounts, the consolidated accounts, the management report and the auditor’s reports must be available for inspection by shareholders at the registered office of Adecoagro at least eight calendar days prior to the date of the annual general meeting of shareholders.
The annual accounts and the consolidated accounts, after approval by the annual general meeting of shareholders, will need to be filed with the Luxembourg registry of trade and companies within one month after the approval and no more than seven months after the close of the financial year.
Information Rights
Luxembourg law gives shareholders limited rights to inspect certain corporate records eight calendar days prior to the date of the annual general meeting of shareholders, including the annual accounts with the list of directors and auditors, the consolidated accounts, the notes to the annual accounts and the consolidated accounts, a list of shareholders whose shares are not fully paid-up, the management reports, the auditor’s report and in case of amendments to the articles, the text of the proposed amendments and the draft of the resulting consolidated articles.
Any registered shareholder is entitled to receive a copy of the annual accounts, the consolidated accounts, the auditor’s reports and the management reports free of charge eight calendar days prior to the date of the annual general meeting of shareholders upon request.
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
Our board may delegate the daily management of the business of Adecoagro, as well as the power to represent Adecoagro in its day-to-day business, to individual directors or other officers or agents of the Company (with power to sub-delegate). In addition, the Board of Directors may delegate the daily management of the business of Adecoagro, as well as the power to represent Adecoagro in its day-to-day business to an executive or other committee as it deems fit. The Board of Directors shall determine the conditions of appointment and dismissal as well as the remuneration and powers of any person or persons so appointed.
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
C.MATERIAL CONTRACTS
See “Item 4. Information on the Company—B. Business Overview—Material Agreements.”

D.EXCHANGE CONTROLS
In 1991, the Argentine Convertibility Law established a fixed exchange rate according to which the Argentine Central Bank was statutorily obliged to sell U.S. dollars to any individual at a fixed exchange rate of Ps.1.00 per $1.00. In 2001 Argentina experienced a period of severe political, economic and social crisis, and on January 6, 2002, the Argentine congress enacted the Public Emergency Law abandoning more than ten years of fixed Peso-U.S. dollar parity. After devaluing the Peso and setting the official exchange rate at Ps.1.40 per $1.00, on February 11, 2002, the Argentine government allowed the Peso to float. The shortage of U.S. dollars and their heightened demand caused the Peso to further devaluate significantly in the first half of 2002. The Argentine Central Bank may indirectly affect this market through its active participation. Due to the deterioration of the economic and financial situation in Argentina during 2001 and 2002, in addition to the abandonment of the Peso-U.S. dollar parity, the Argentine government established a number of monetary and currency exchange control measures, including a partial freeze on bank deposits, the suspension on payments of its sovereign foreign debt, restrictions on the transfer of funds out of, or into, Argentina, and the creation of the Single Free Foreign Exchange Market (“Mercado Único y Libre de Cambios,” which now is called “Mercado Libre de Cambios”) through which FX Market all purchases and sales of foreign currency must be made. Although since 2003 these restrictions were progressively eased to some extent, as a consequence of the increase of the demand in Argentina for U.S. dollars and the capital flow out of Argentina, the Argentine government imposed during 2011 some additional restrictions on the transfer of funds from Argentina and reduced the time required to comply with the mandatory transfer of funds into Argentina.
Most foreign exchange restrictions and restrictions on transfer of funds into and out of Argentina that had been enacted since 2011, were lifted by the Macri administration in December 2016, reestablishing Argentine residents’ rights to purchase and remit outside of Argentina foreign currency with no maximum amount and without specific allocation or prior approval.
Due to the foreign exchange crisis occurred in Argentina after the primary elections in August 2019 and the uncertainties on the presidential elections in October 2019 and the measures to be adopted by a new administration, since September 1, 2019 and effective initially until December 31, 2019, the Argentine Central Bank reinstated rigid restrictions and foreign exchange controls, which have been extended without time limitation by means of Decree No. 91/2019 issued on December 28, 2019 by the Argentine Executive Power, and Communication “A” 6862 issued by the Argentine Central Bank on January 15, 2020. See “Risk Factors—Risks Related to the Countries in Which We Operate—Economic and political conditions in the countries in which we operate, and the perception of these conditions in international markets, may adversely impact our business, our access to the capital and debt markets, our results of operations and financial condition.”
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

(f)    As a general rule, Argentine residents may access the FX Market for the payment of imports of goods. Different requirements apply for goods with customs entry registration and goods with pending customs entry registration. The Argentine importer may access the FX Market to pay imports of goods with customs entry registration registered in the import payment tracking system (Seguimiento de Pago de Importaciones or “SEPAIMPO,” after its Spanish acronym), provided that certain requirements are met, including, among others, the payment is not made before the scheduled maturity date. Payments must be made to the foreign supplier. Goods with pending customs entry registration are subject to a special follow-up regime. In addition, the prior authorization of the Argentine Central Bank is required for the import of luxury goods such as luxury cars and motorbikes, pearls and diamonds, among other luxury goods.

(g)    Pursuant to Communication “A” 7030, as amended, the Argentine Central Bank provided that, until June 30, 2022, with certain limited exceptions, access to the FX Market for the payment of importing certain goods or the payment of principal of debts resulting from the import of goods will be subject to the prior approval of the Argentine Central Bank, except where, among other things, the party files an affidavit stating that the aggregate amount of payments of imports made by such party since January 1, 2020 (including the payment requested) does not exceed US$250,000. Such amount is calculated as the aggregate amount of imports nationalized by the party between January 1, 2020 and the date immediately prior to the date of access to the FX Market, plus payments made for other imports not included in the foregoing calculation, less the amount of payments pending for imports with nationalization made between September 1, 2019 and December 31, 2019.

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

(i) On September 15, 2020, by means of Communication “A” 7106, the Argentine Central Bank restricted the access to FX Market for the payment of principal under foreign financial debt with third parties (other than debt with international or multilateral credit organizations) in excess of US$2,000,000 per month in the aggregate with maturities becoming due between October 15, 2020 and June 30, 2022 to an amount equal to up to 40% of the principal amount originally due; and provided that the remaining unpaid principal balance is refinanced through a new foreign financial debt with an average life of at least two years, with certain limited exceptions. For this purpose, the entities qualifying under this situation were requested to submit a refinancing plan within such guidelines. Similar restrictions and request for a refinancing plan were also put in place for those entities with maturities of principal becoming due between April 1, 2021 and December 31, 2021 (as provided by Communication “A” 7230), for which purposes the Central Bank implemented certain changes with respect to the previous measure. The Argentine Central Bank authorized the prepayment of principal and interest under foreign financial indebtedness in connection with the refinancing described in this paragraph for up to 45 calendar days from the original stated maturity, subject to compliance with certain additional requirements. The Argentine Central Bank also allowed the prepayment of interests on foreign financial indebtedness when such prepayment is implemented in connection with the exchange of debt securities and certain additional requirements are met. In addition, pursuant to Communication “A” 7218, dated February 4, 2021, the Argentine Central Bank allowed Argentine residents to access the FX Market for the payment of principal and interest under debt securities registered outside of Argentina and issued as from February 5, 2021, and that are partially subscribed in foreign currency in Argentina, subject to certain requirements.

(j)    The access to the FX Market for the purchase of foreign currency for any of the payments described above is subject to compliance with the foreign indebtedness information regime before the Argentine Central Bank. In addition, to access the FX Market, importers and exporters must register with the Registry created by the Argentine Central Bank containing foreign exchange data on exporters and importers. Any person included in the list to be published by the Argentine Central Bank will be deemed as an obliged party (sujetos obligados) and must be listed in the Registry before April 30, 2021 if they wish to access the foreign exchange market as from May 1, 2021 for transactions involving outflows of funds including swaps and arbitrages. This requirement will not apply when accessing the FX Market for repayment of foreign currency financings granted by local financial entities.

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
•US$50,000,000 or more, in which case a quarterly statement must be filed in advance at each quarter, in addition to the annual statement (which may in turn complement and/or ratify the quarterly statements).
•Between US$10,000,000 and US$50,000,000, in which case only an annual statement must be filed.
•Between US$1,000,000 and US$10,000,000, in which case only an annual statement must be filed, with an option to use a simplified version of the statement.
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
As used herein, a “Luxembourg individual” means an individual resident in Luxembourg who is subject to personal income tax (impôt sur le revenu) on his or her worldwide income from Luxembourg or foreign sources, and a “Luxembourg corporate holder” means a company (that is, a fully taxable entity within the meaning of Article 159 of the Luxembourg Income Tax Law) resident in Luxembourg subject to corporate income tax (impôt sur le revenu des collectivités) on its worldwide income from Luxembourg or foreign sources. For purposes of this summary, Luxembourg individuals and Luxembourg corporate holders are collectively referred to as “Luxembourg Holders." A “non-Luxembourg Holder” means any investor in shares of Adecoagro other than a Luxembourg Holder.
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
No withholding tax applies if the distribution is made to (i) a Luxembourg resident corporate holder (that is, a fully taxable entity within the meaning of Article 159 of the Luxembourg Income Tax Law), (ii) an undertaking of collective character which is resident of a Member State of the European Union and is referred to by article 2 of the Council Directive of 2011/96 concerning the common fiscal regime applicable to parent and subsidiary companies of different member states of November 20, 2011 (the "Parent Subsidiary Directive"), (iii) a corporation or a cooperative company resident in Norway, Iceland or Liechtenstein and subject to a tax comparable to corporate income tax as provided by the Luxembourg Income Tax Law, (iv) an undertaking with a collective character subject to a tax comparable to corporate income tax as provided by the Luxembourg Income Tax Law which is resident in a country that has concluded a tax treaty with Luxembourg, (v) a Luxembourg permanent establishment of one of the aforementioned categories and (vi) a corporation company resident in Switzerland which is subject to corporate income tax in Switzerland without benefiting from an exemption, provided that at the date of payment, the holder holds or commits to hold directly or through a tax transparent vehicle, during an uninterrupted period of at least twelve months, shares representing at least 10% of the share capital of Adecoagro or acquired for an acquisition price of at least EUR 1,200,000, and provided that the dividend recipient is not excluded to benefit from the Parent Subsidiary Directive under its mandatory general anti-avoidance rule, as implemented in Luxembourg.

Luxembourg Holders
With the exception of a Luxembourg corporate holder benefitting from the exemption referred to above, Luxembourg individual holders, and Luxembourg corporate holders subject to Luxembourg corporation taxes, must include the distributions paid on the shares in their taxable income, 50% of the amount of such dividends being exempted from tax. The applicable withholding tax can, under certain conditions, entitle the relevant Luxembourg Holder to a tax credit.
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
United States Federal Income Taxation of the Company
Our business assets and properties are located, and all of our employees and executives are based outside the United States. Our business is directly conducted through operating companies organized under the laws of countries other than the United States. These non-U.S. operating companies are indirectly owned by Adecoagro LP SCS, a holding company which is a société commandite simple organized under the laws of Luxembourg. As a partnership that is not engaged in a trade or business within the United States within the meaning of section 864 of the Internal Revenue Code, Adecoagro LP SCS is not itself subject to U.S. federal net income taxes. We acquired approximately 98 percent of Adecoagro LP SCS’s, predecessor company, IFH, prior to undertaking the IPO in exchange for our stock.
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

Material U.S. Federal Income Tax Considerations for U.S. Holders
The following is a discussion of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of our common shares. This discussion applies only to beneficial owners of common shares that are “U.S. Holders” (as defined below), who have purchased our common shares in the open market and that hold our common shares as “capital assets” for U.S. federal income tax purposes (generally, property held for investment). This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, (the “Code”), its legislative history, final, temporary and proposed Treasury regulations, administrative pronouncements, judicial decisions, and the income tax treaty between Luxembourg and the United States (the “Treaty”), all as of the date hereof, and all of which are subject to change and to differing interpretations (possibly with retroactive effect). No ruling has been sought from the IRS with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position.
This discussion does not address all U.S. federal income tax considerations that may be relevant to a particular holder based on its particular circumstances with respect to the acquisition, ownership and disposition of our common shares, and you are urged to consult your own tax advisor regarding your specific tax situation. For example, the discussion does not address the tax considerations that may be relevant to U.S. Holders in special tax situations, such as:
•insurance companies;
•tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;
•brokers or dealers in securities or currencies and traders in securities that elect to mark-to- market;
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
You are a “U.S. Holder” if you are a beneficial owner of our common shares who is eligible for the benefits of the Treaty and you are, for U.S. federal income tax purposes:

•an individual who is a citizen or resident of the United States;
•a corporation, or any other entity taxable as a corporation, created or organized in or under the laws of the United States or any State thereof, including the District of Columbia; or
•an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.
Treasury regulations that apply to taxable years beginning on or after December 28, 2021 may in some circumstances prohibit a U.S. person from claiming a foreign tax credit with respect to certain non-U.S. taxes that are not creditable under applicable income tax treaties. Accordingly, U.S. investors that are not eligible for Treaty benefits should consult their tax advisers regarding the creditability or deductibility of any non-U.S. taxes imposed on them. This discussion does not apply to investors in this special situation.
Taxation of Dividends
Subject to the PFIC rules discussed below, under the U.S. federal income tax laws distributions with respect to our common shares (other than certain pro rata distributions of common shares) made to U.S. Holders will, to the extent made from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, constitute dividends for U.S. federal income tax purposes that are taxable to the U.S. Holder. Distributions in excess of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles, will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in the common shares and thereafter as capital gain from the sale or exchange of the common shares. We do not currently maintain calculations of our earnings and profits under U.S. federal income tax principles. Unless and until these calculations are made, distributions should be presumed to be taxable dividends for U.S. federal income tax purposes. As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.
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
Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be eligible for taxation as “qualified dividend income” and therefore may be taxable at rates applicable to long-term capital gains, provided that our common shares are readily tradable on an established securities market in the United States. In order to qualify for qualified dividend income treatment, U.S. Holders must meet certain holding period requirements, and we must not be classified as a PFIC in the current or prior year of the year in which the dividend is paid. The NYSE, on which our common shares are listed, is an established securities market in the United States, and we expect that our common shares should qualify as readily tradable, although there can be no assurances in this regard. U.S. Holders should consult their own tax advisors regarding the availability of the preferential rates of taxation with respect to dividends in light of their own particular situations, including related restrictions and special rules. Corporate U.S. Holders are taxed on dividend income at the U.S. federal corporate income tax rate whether or not the dividend income is qualified dividend income.
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
Dividends will be foreign-source and will include any amount withheld by us in respect of Luxembourg income taxes. Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s particular circumstances, non-refundable Luxembourg income taxes withheld from dividends at a rate not exceeding any applicable rate provided by the Treaty will be creditable against the U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including any Luxembourg income tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

Taxation of Capital Gains
Subject to the PFIC rules discussed below, gain or loss realized by a U.S. Holder on the sale, exchange or other taxable disposition of common shares will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized (including the gross amount of the proceeds before the deduction of any foreign tax) on the sale or other taxable disposition and such U.S. Holder’s adjusted tax basis, determined in U.S. dollars, in the common shares. Capital gains of individual, trust or estate U.S. Holders derived with respect to capital assets held for more than one year generally are eligible for the preferential rates of taxation applicable to long-term capital gains. The deductibility of capital losses is subject to limitations under the Code.
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
In general, we will be a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder held our common shares, either (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value (determined on the basis of a quarterly average) of our assets during such taxable year is attributable to assets that produce or are held for the production of passive income. For this purpose, “passive income” generally includes, among other things and subject to certain exceptions, dividends, interest, royalties, rents, annuities, gains from securities transactions, net foreign currency gains and net gains from assets that produce passive income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income. Although the determination of whether a corporation is a PFIC is made annually, and thus may be subject to change, we do not believe that we were a PFIC for U.S. federal income tax purposes for our most recently completed taxable year. However, there can be no assurance that we will not be a PFIC for any taxable year.
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
Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.
Item 15.    Controls and Procedures
a) Disclosure Controls and Procedures
Our company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, of the effectiveness of our disclosure controls and procedures as of December 31, 2021. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on this evaluation, our company’s Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective as of December 31, 2021.
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
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedure may deteriorate. The Company, with the participation of its Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021.
We assessed the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2021. In making this assessment, management used the criteria established in “Internal Control — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). As a result of this assessment, the Company’s management has determined that the Company’s internal control over financial reporting was effective as of December 31, 2021.
c) Attestation Report of the Registered Public Accounting Firm
The effectiveness of the Company’s internal control over financial reporting as of December 31, 2021 has been audited by Price Waterhouse & Co S.R.L, an independent registered public accounting firm, our independent auditor, as stated in their report which is included herein on pages F-2 to F-4 of our Consolidated Financial Statements.
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
Item 16 C.Principal Accountant Fees and Services
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Price Waterhouse & Co. S.R.L., an independent registered public accounting firm, for the periods indicated. Except as set forth below, we did not pay any other fees to our auditors during the periods indicated below.

	For the year ended December 31,
	(in thousands of $)
	2021	2020
Audit Fees(1)	1,275	1,088
Total	1,275	1,088

(1)“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our Consolidated Financial Statements and internal control over financial reporting of the Company, the statutory financial statements of the Company and its subsidiaries, and any other audit services required for the SEC or other regulatory filings.
During the fiscal year ended December 31, 2021 and 2020, no non-audit-related services were provided by our principal auditors.
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
Item 16 D.Exemptions from the Listing Standards for Audit Committees
Not applicable.

Item 16 E.Purchases of Equity Securities by the Issuer and Affiliated Purchasers

	(a) Total Number of Shares (Units) Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that may yet be Purchased Under the Plans or Programs
09/1/2013-12/31/2013	654,454	7.71	654,454	5,861,397
1/1/2014-8/31/2014	1,692,139	7.81	1,692,139	4,591,949
9/1/2015-10/31/2015	37,500	7.96	37,500	6,025,916
9/1/2016-12/31/2016	456,732	10.67	456,732	5,929,278
1/1/2017-12/31/2017	3,849,445	10.29	3,849,445	5,010,777
1/1/2018-4/26/2018	1,613,584	9.07	1,613,584	1,658,228
1/1/2019-9/30/2019	297,732	5.83	297,732	5,530,053
10/1/2019-12/31/2019	398,466	6.31	398,466	5,475,760
1/1/2020-9/30/2020	772,615	5.06	772,615	4,703,145
12/1/2020-12/31/2020	66,716	6.60	66,716	5,800,224
1/1/2021-9/24/2021	5,773,260	9.26	5,773,260	26,964
9/24/2021-12/31/2021	1,635,742	7.87	1,635,742	3,998,776
1/1/2022-4/20/2022	1,389,725	7.64	1,389,725	2,609,051
Total	18,638,110	7.85	18,638,110
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
Audit Committee
Under NYSE standards, listed U.S. companies are required to have an audit committee composed of independent directors that satisfies the requirements of Rule 10A-3 promulgated under the Exchange Act of 1934. Our Articles of Association provide that the Board of Directors may set up an audit committee. The Board of Directors has set up an Audit Committee and has appointed Mr. Mark Schachter , Mr. Ivo Andrés Sarjanovic and Mr. Andres Velasco Brañes as members of its audit committee. In accordance with NYSE standards, we have an audit committee entirely composed of independent directors. For additional information, see “Item 6. Directors, Senior Management and Employees—C. Board Practices.”
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
Nominating/Corporate Governance Committee
The NYSE requires that a listed U.S. company have a nominating/corporate governance committee of independent directors and a committee charter specifying the purpose, duties and evaluation procedures of the committee. We have a Nominating Sub-Committee, which is part of the Talent Management & Compensation Committee, which consists of three independent directors: Mr. Plínio Musetti, Mr. Daniel González and Mr. Guillaume van der Linden.
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
We have adopted a code of ethics and business conduct that applies to our directors, executive officers and all employees. The text of our code of ethics is posted on our web site at: www.adecoagro.com. And substantially complies with the NYSE’s requirements under the Code of Business Conduct and Ethics.
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
Item 16 H.Mine Safety Disclosure
Not applicable.
Item 16 I.Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.
Not applicable.
PART III

Item 17.    Financial Statements

We have responded to Item 18 in lieu of responding to this item.

Item 18.    Financial Statements.

See pages F-1 through F-88 of this annual report.

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

8.1	Subsidiaries of Adecoagro S.A. as of April 27, 2021.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Cushman & Wakefield Argentina S.A.

15.2	Consent of Price Waterhouse & Co. S.R.L.

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Adecoagro S.A.

/s/ Mariano Bosch
Name: Mariano Bosch
Title: Chief Executive Officer
Date: April 28, 2022

Adecoagro S.A.

Consolidated Financial Statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Adecoagro S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Adecoagro S.A. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Valuation of Level 3 Biological Assets

As described in Notes 16, 32 (b) and 33.11 to the consolidated financial statements, the total fair value of the Company’s level 3 biological assets related to sown land – crops, sown land – rice and sown land – sugarcane was US$169 million as of December 31, 2021. Fair value of these biological assets is determined by management using a discounted cash flow model which requires the input of highly subjective assumptions including significant unobservable inputs. The discounted cash flow model included significant judgements and assumptions relating to management’s cash flow projections including future market prices, estimated yields at the point of harvest, estimated production cycle, future costs of harvesting and others cost and estimated discount rate.

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of the Company’s level 3 biological assets related to sown land – crops, sown land – rice and sown land – sugarcane. These procedures also included, among others evaluating the significant assumptions and methods used by management in developing the fair value measurement including future market prices, estimated yields at the point of harvest, estimated production cycle, future costs of harvesting and others cost and estimated discount rate. Evaluating management’s assumptions involved evaluating whether these assumptions were reasonable considering the consistency with external information and past records and testing management’s sensitivity analysis of certain significant assumptions. Professionals with specialized skill and knowledge were used to assist in the evaluation of certain significant assumptions, including estimated yields at the point of harvest and estimated production cycle.

Property, Plant and Equipment and Goodwill Impairment Assessment- Cash Generating Units with Allocated Goodwill in Brazil

As described in Notes 12, 15, 32 (a) and 33.10 to the consolidated financial statements, the Company’s consolidated property, plant and equipment and goodwill balances as of December 31, 2021 were US$1,422.6 million and US$ 16.6 million, respectively, and the property, plant and equipment and goodwill allocated to the cash generating units with allocated goodwill in Brazil was US$ 468 million. The Company conducts an impairment test as of September 30 of each year, or more frequently if events or changes in circumstances indicate that the carrying value of the asset or cash generating unit may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of the asset or cash generating unit exceeds its recoverable amount. The recoverable amounts are estimated for individual assets or, where an individual asset does not generate cash flows independently, the recoverable amount is estimated for the cash generating unit to which the asset belongs. The recoverable amount of the asset or the cash generating unit is the higher of the fair value less costs to sell and value in use. The recoverable amount of cash generating units with allocated goodwill in Brazil was determined based on value in use calculations. The determination of the value in use calculation required the use of significant estimates and assumptions related to management’s cash flow projections, including yield average growth rates, future pricing increases, future cost decrease, discount rates and perpetuity growth rate.

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

Buenos Aires, Argentina.
April 28, 2022.

We have served as the Company’s auditor since 2008.

Legal information

Denomination: Adecoagro S.A.

Legal address: Vertigo Naos Building, 6, Rue Eugène Ruppert, L-2453, Luxembourg

Company activity: Agricultural and agro-industrial
Date of registration: June 11, 2010
Expiration of company charter: No term defined
Number of register (RCS Luxembourg): B153.681
Issued Capital Stock: 122,381,815 common shares
Outstanding Capital stock: 111,096,772 common shares
Treasury shares: 11,285,043 common shares

Adecoagro S.A.
Consolidated Statements of Income
for the years ended December 31, 2021, 2020 and 2019
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2021	2020	2019
Sales of goods and services rendered	4	1,124,352	817,764	887,138
Cost of goods sold and services rendered	5	(854,965)	(611,946)	(671,173)
Initial recognition and changes in fair value of biological assets and agricultural produce	16	227,740	122,729	68,589
Changes in net realizable value of agricultural produce after harvest		(12,879)	7,005	1,825
Margin on manufacturing and agricultural activities before operating expenses		484,248	335,552	286,379
General and administrative expenses	6	(69,794)	(53,428)	(57,202)
Selling expenses	6	(117,662)	(95,058)	(106,972)
Other operating (expense)/ income, net	8	(18,768)	1,987	(822)
Profit from operations		278,024	189,053	121,383
Finance income	9	36,670	26,054	9,908
Finance costs	9	(151,681)	(213,776)	(202,566)
Other financial results - Net gain of inflation effects on the monetary items	9	11,541	12,064	92,437
Financial results, net	9	(103,470)	(175,658)	(100,221)
Profit before income tax		174,554	13,395	21,162
Income tax (expense)	10	(43,837)	(12,325)	(20,820)
Profit for the year		130,717	1,070	342

Attributable to:
Equity holders of the parent		130,669	412	(772)
Non-controlling interest		48	658	1,114

Earnings / (Loss) per share from operations attributable to the equity holders of the parent during the year:
Basic earnings per share	11	1.135	0.003	(0.007)
Diluted earnings per share	11	1.130	0.003	(0.007)

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Comprehensive Income
for the years ended December 31, 2021, 2020 and 2019
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	2021	2020	2019
Profit for the year	130,717	1,070	342
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	121,146	(78,961)	(27,828)
Cash flow hedge, net of income tax	29,758	(14,386)	(19,420)
- Items that will not be reclassified to profit or loss:
Revaluation surplus net of income tax (Note 12, 14)	(136,622)	29,453	(31,929)
Other comprehensive income/ (loss) for the year	14,282	(63,894)	(79,177)
Total comprehensive income / (loss) for the year	144,999	(62,824)	(78,835)

Attributable to:
Equity holders of the parent	147,273	(63,353)	(75,437)
Non-controlling interest	(2,274)	529	(3,398)

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Financial Position
as of December 31, 2021 and 2020
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2021	2020
ASSETS
Non-Current Assets
Property, plant and equipment	12	1,422,623	1,358,292
Right of use assets	13	260,776	209,694
Investment property	14	32,132	31,179
Intangible assets	15	31,337	26,930
Biological assets	16	19,355	14,725
Deferred income tax assets	10	10,321	19,821
Trade and other receivables, net	18	42,231	52,266
Derivative financial instruments	17	757	1,951
Other assets		1,071	809
Total Non-Current Assets		1,820,603	1,715,667
Current Assets
Biological assets	16	175,823	150,968
Inventories	19	239,524	133,461
Trade and other receivables, net	18	145,849	145,662
Derivative financial instruments	17	828	151
Other assets		8	45
Cash and cash equivalents	20	199,766	336,282
Total Current Assets		761,798	766,569
TOTAL ASSETS		2,582,401	2,482,236
SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	22	183,573	183,573
Share premium	22	851,060	902,815
Cumulative translation adjustment		(514,609)	(555,044)
Equity-settled compensation		16,073	14,795
Cash flow hedge	2	(60,932)	(90,689)
Other reserves		106,172	83,406
Treasury shares		(16,909)	(7,630)
Revaluation surplus		289,982	343,570
Reserve from the sale of non-controlling interests in subsidiaries		41,574	41,574
Retained earnings		115,735	8,671
Equity attributable to equity holders of the parent		1,011,719	925,041
Non-controlling interest		36,111	38,683
TOTAL SHAREHOLDERS EQUITY		1,047,830	963,724
LIABILITIES
Non-Current Liabilities
Trade and other payables	25	284	290
Borrowings	26	705,487	813,464
Lease liabilities	27	201,718	159,435
Deferred income tax liabilities	10	265,848	182,377
Payroll and social liabilities	28	1,243	1,075
Provisions for other liabilities	29	2,565	2,705
Total Non-Current Liabilities		1,177,145	1,159,346
Current Liabilities
Trade and other payables	25	168,746	126,315
Current income tax liabilities		1,625	760
Payroll and social liabilities	28	25,051	23,333
Borrowings	26	112,164	157,626
Lease liabilities	27	45,136	36,337
Derivative financial instruments	17	1,283	13,141
Provisions for other liabilities	29	3,421	1,654
Total Current Liabilities		357,426	359,166
TOTAL LIABILITIES		1,534,571	1,518,512
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		2,582,401	2,482,236

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Changes in Shareholders’ Equity
for the years ended December 31, 2021, 2020 and 2019
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share capital (Note 22)	Share premium (Note 22)	Cumulative translation adjustment	Equity-settled compensation	Cash flow hedge	Other Reserves	Treasury shares	Revaluation surplus	Reserve from the sale of non-controlling interests in subsidiaries	Retained earnings	Subtotal	Non- controlling interest	Total shareholders’ equity
Balance at January 1, 2019	183,573	900,503	(478,096)	16,191	(56,884)	32,380	(8,741)	383,889	41,574	49,247	1,063,636	44,509	1,108,145
Profit for the year	—	—	—	—	—	—	—	—	—	(772)	(772)	1,114	342
Other comprehensive income:
–Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	(14,278)	—	—	—	—	(12,183)	—	—	(26,461)	(1,367)	(27,828)
Cash flow hedge (*)	—	—	—	—	(19,419)	—	—	—	—	—	(19,419)	(1)	(19,420)
–Items that will not be reclassified subsequently to profit or loss:
Revaluation surplus (**)	—	—	—	—	—	—	—	(28,785)	—	—	(28,785)	(3,144)	(31,929)
Reserve of the revaluation surplus derived from the disposals of assets (***)	—	—	—	—	—	—	—	(5,044)	—	5,044	—	—	—
Other comprehensive income for the year	—	—	(14,278)	—	(19,419)	—	—	(46,012)	—	5,044	(74,665)	(4,512)	(79,177)
Total comprehensive income for the year	—	—	(14,278)	—	(19,419)	—	—	(46,012)	—	4,272	(75,437)	(3,398)	(78,835)

Reserves for the benefit of government grants (1)	—	—	—	—	—	34,791	—	—	—	(34,791)	—	—	—
Employee share options (Note 23)
- Exercised	—	—	—	—	—	—	—	—	—	—	—	—	—
- Forfeited	—	—	—	—	—	—	—	—	—	—	—	—	—
Restricted shares (Note 23):
- Value of employee services	—	—	—	3,612	—	—	—	—	—	—	3,612	—	3,612
- Vested	—	4,455	—	(4,449)	—	—	715	—	—	—	721	—	721
- Forfeited	—	—	—	—	—	5	(5)	—	—	—	—	—	—
- Granted (***)	—	—	—	—	—	(1,129)	1,129	—	—	—	—	—	—
Purchase of own shares (Note 22)	—	(3,219)	—	—	—	—	(1,044)	—	—	—	(4,263)	—	(4,263)
Dividends	—	—	—	—	—	—	—	—	—	—	—	(497)	(497)
Balance at December 31, 2019	183,573	901,739	(492,374)	15,354	(76,303)	66,047	(7,946)	337,877	41,574	18,728	988,269	40,614	1,028,883
(*) Net of 6,752 of income tax.
(**) Net of 10,480 of Income tax.
(***) Net of 2,978 of Income tax
(1) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values in our Sugar, ethanol and energy business. (please see Note 24).

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Changes in Shareholders’ Equity
for the years ended December 31, 2021, 2020 and 2019
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share capital (Note 22)	Share premium (Note 22)	Cumulative translation adjustment	Equity-settled compensation	Cash flow hedge	Other Reserves	Treasury shares	Revaluation surplus	Reserve from the sale of non-controlling interests in subsidiaries	Retained earnings	Subtotal	Non- controlling interest	Total shareholders’ equity
Balance at January 1, 2020	183,573	901,739	(492,374)	15,354	(76,303)	66,047	(7,946)	337,877	41,574	18,728	988,269	40,614	1,028,883
Profit for the year	—	—	—	—	—	—	—	—	—	412	412	658	1,070
Other comprehensive income:
–Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	(62,670)	—	—	—	—	(15,173)	—	—	(77,843)	(1,118)	(78,961)
Cash flow hedge (*)	—	—	—	—	(14,386)	—	—	—	—	—	(14,386)	—	(14,386)
–Items that will not be reclassified subsequently to profit or loss:
Revaluation surplus (**)	—	—	—	—	—	—	—	28,464	—	—	28,464	989	29,453
Reserve of the revaluation surplus derived from the disposals of assets (***)	—	—	—	—	—	—	—	(7,598)	—	7,598	—	—	—
Other comprehensive (loss) / income for the year	—	—	(62,670)	—	(14,386)	—	—	5,693	—	7,598	(63,765)	(129)	(63,894)
Total comprehensive income for the year	—	—	(62,670)	—	(14,386)	—	—	5,693	—	8,010	(63,353)	529	(62,824)

Reserves for the benefit of government grants (1)	—	—	—	—	—	18,067	—	—	—	(18,067)	—	—	—
Employee share options (Note 23):
- Forfeited	—	—	—	—	—	—	—	—	—	—	—	—	—
Restricted shares and restricted units (Note 23):
- Value of employee services	—	—	—	3,266	—	—	—	—	—	—	3,266	—	3,266
- Vested	—	4,182	—	(3,825)	—	383	484	—	—	—	1,224	—	1,224
- Forfeited	—	—	—	—	—	36	(36)	—	—	—	—	—	—
- Granted	—	—	—	—	—	(1,127)	1,127	—	—	—	—	—	—
Purchase of own shares (Note 22)	—	(3,106)	—	—	—	—	(1,259)	—	—	—	(4,365)	—	(4,365)
Dividends	—	—	—	—	—	—	—	—	—	—	—	(2,460)	(2,460)
Balance at December 31, 2020	183,573	902,815	(555,044)	14,795	(90,689)	83,406	(7,630)	343,570	41,574	8,671	925,041	38,683	963,724

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

Adecoagro S.A.
Consolidated Statements of Changes in Shareholders’ Equity
for the years ended December 31, 2021, 2020 and 2019
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share capital (Note 22)	Share premium (Note 22)	Cumulative translation adjustment	Equity-settled compensation	Cash flow hedge	Other reserves	Treasury shares	Revaluation surplus	Reserve from the sale of non-controlling interests in subsidiaries	Retained earnings	Subtotal	Non- controlling interest	Total shareholders’ equity
Balance at January 1, 2021	183,573	902,815	(555,044)	14,795	(90,689)	83,406	(7,630)	343,570	41,574	8,671	925,041	38,683	963,724
Profit for the year	—	—	—	—	—	—	—	—	—	130,669	130,669	48	130,717
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	40,435	—	—	—	—	71,731	—	—	112,166	8,980	121,146
Cash flow hedge (*)	—	—	—	—	29,757	—	—	—	—	—	29,757	1	29,758
- Items will not be reclassified to profit or loss:
Revaluation surplus (**)	—	—	—	—	—	—	—	(125,319)	—	—	(125,319)	(11,303)	(136,622)
Other comprehensive income/ (loss) for the year	—	—	40,435	—	29,757	—	—	(53,588)	—	—	16,604	(2,322)	14,282
Total comprehensive income/ (loss) for the year	—	—	40,435	—	29,757	—	—	(53,588)	—	130,669	147,273	(2,274)	144,999

Reserves for the benefit of government grants (1)	—	—	—	—	—	23,605	—	—	—	(23,605)	—	—	—
Restricted shares (Note 23):
- Value of employee services	—	—	—	5,420	—	—	—	—	—	—	5,420	—	5,420
- Vested	—	3,594	—	(4,142)	—	734	262	—	—	—	448	—	448
- Forfeited	—	—	—	—	—	27	(27)	—	—	—	—	—	—
- Granted	—	—	—	—	—	(1,600)	1,600	—	—	—	—	—	—
Purchase of own shares (Note 22)	—	(55,349)	—	—	—	—	(11,114)	—	—	—	(66,463)	—	(66,463)
Dividends	—	—	—	—	—	—	—	—	—	—	—	(298)	(298)
Balance at December 31, 2021	183,573	851,060	(514,609)	16,073	(60,932)	106,172	(16,909)	289,982	41,574	115,735	1,011,719	36,111	1,047,830
(*) Net of 2,526 of Income tax.
(**) Net of 9,953 of Income tax.
(1) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values in our Sugar, ethanol and energy business. (please see Note 24).
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Cash Flows
for the years ended December 31, 2021, 2020 and 2019
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2021	2020	2019
Cash flows from operating activities:
Profit for the year		130,717	1,070	342
Adjustments for:
Income tax expense	10	43,837	12,325	20,820
Depreciation	12	167,297	140,579	173,208
Amortization	15	1,631	1,293	1,231
Depreciation of right of use assets	13	49,199	40,820	45,168
Loss/ (gain) from the disposal of other property items	8	397	(2,198)	329
Gain from the sale of farmland and other assets	8	—	(2,064)	(1,354)
Loss / (Gain) from the sale of subsidiary		(10)	554	—
Gain on acquisition of subsidiaries		—	—	(149)
Net loss/(gain)from the fair value adjustment of Investment properties	8	4,331	(1,077)	325
Equity settled share-based compensation granted	7	6,406	4,316	4,734
Loss / (gain) from derivative financial instruments and forwards	8, 9	17,276	10,058	(469)
Interest, finance cost related to lease liabilities and other financial expense, net	9	75,610	47,686	62,653
Initial recognition and changes in fair value of non harvested biological assets (unrealized)		(11,310)	(32,975)	(1,720)
Changes in net realizable value of agricultural produce after harvest (unrealized)		4,001	481	481
Provision and allowances		1,146	1,940	2,778
Net gain of inflation effects on the monetary items	9	(11,541)	(12,064)	(92,437)
Foreign exchange (gains)/ losses, net	9	(18,939)	109,266	108,458
Cash flow hedge – transfer from equity	9	52,650	24,363	15,594
Subtotal		512,698	344,373	339,992
Changes in operating assets and liabilities:
Increase in trade and other receivables		(40,449)	(55,233)	(17,664)
(Increase) / Decrease in inventories		(102,815)	(30,165)	9,998
Decrease / (Increase) in biological assets		7,597	(10,290)	(27,037)
Increase in other assets		(303)	(35)	(210)
(Increase) / Decrease in derivative financial instruments		(29,319)	5,234	3,997
(Decrease) / Increase in trade and other payables		(1,499)	828	13,102
Increase in payroll and social security liabilities		4,874	4,120	2,565
Increase / (Decrease) in provisions for other liabilities		74	380	(351)
Net cash generated from operating activities before taxes paid		350,858	259,212	324,392
Income tax paid		(2,196)	(2,087)	(2,282)
Net cash generated from operating activities	(a)	348,662	257,125	322,110

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Cash Flows (Continued)
for the years ended December 31, 2021, 2020 and 2019
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2021	2020	2019
Cash flows from investing activities:
Acquisition of business, net of cash and cash equivalents acquired		—	—	683
Purchases of property, plant and equipment	12	(199,295)	(168,529)	(252,450)
Purchase of cattle and non current biological assets	16	(11,776)	(7,339)	(4,950)
Purchases of intangible assets	15	(1,934)	(1,122)	(8,617)
Interest received and others	9	16,729	25,421	7,210
Proceeds from disposal of other property items		2,946	3,482	2,652
Proceeds from the sale of farmland and other assets	21	8,099	16,022	5,833
Proceeds from the sale of subsidiary	21	10,010	10,149	—
Net cash used in investing activities	(b)	(175,221)	(121,916)	(249,639)

Cash flows from financing activities:
Proceeds from long-term borrowings	26	30,972	116,015	108,271
Payments of long-term borrowings	26	(108,425)	(34,750)	(101,826)
Proceeds from short-term borrowings	26	286,115	207,217	193,977
Payments of short-term borrowings	26	(328,463)	(233,540)	(131,521)
Interest paid	(c)	(53,587)	(60,026)	(53,996)
Borrowings prepayment related expenses		(3,068)	—	—
Collections / (Payments) of derivatives financial instruments		2,370	(1,687)	1,481
Lease payments		(62,273)	(40,336)	(49,081)
Purchase of own shares		(66,463)	(4,365)	(4,263)
Dividends paid to non-controlling interest		(311)	(2,447)	(905)
Net cash used from financing activities	(d)	(303,133)	(53,919)	(37,863)
Net (decrease)/ increase in cash and cash equivalents		(129,692)	81,290	34,608
Cash and cash equivalents at beginning of year	20	336,282	290,276	273,635
Effect of exchange rate changes and inflation on cash and cash equivalents	(e)	(6,824)	(35,284)	(17,967)
Cash and cash equivalents at end of year	20	199,766	336,282	290,276
(a) Includes (30,666), (14,956) and 23,550 of the combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries for 2021, 2020 and 2019 , respectively.
(b) Includes (4,694), (429) and 3,851 of the combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries for 2021, 2020 and 2019 , respectively.
(c) Includes (1,109), (1,638) and (14,340) of the combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries for 2021, 2020 and 2019 , respectively.
(d) Includes 41,237, 15,694 and (13,061) of the combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries for 2021, 2020 and 2019 , respectively.
(e) Includes (5,877), (309) and nil of the combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries for 2021, 2020 and 2019 , respectively.

Non-cash investing and financing transactions disclosed in other notes are the seller financing of Subsidiaries in Note 21.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

1.    General information

Adecoagro S.A. (the "Company" or "Adecoagro") is the Group’s ultimate parent company and is a société anonyme (stock corporation) organized under the laws of the Grand Duchy of Luxembourg. Adecoagro is a holding company primarily engaged through its operating subsidiaries in agricultural and agro-industrial activities. The Company and its operating subsidiaries are collectively referred to hereinafter as the "Group." These activities are carried out through three major lines of business, namely, Farming; Sugar, Ethanol and Energy and Land Transformation. Farming is further comprised of three reportable segments, which are described in detail in Note 3 to these Consolidated Financial Statements.

Adecoagro is a Public Company listed in the New York Stock Exchange as a foreign registered company under the symbol of AGRO.

These Consolidated Financial Statements have been approved for issue by the Board of Directors on April 28, 2022.

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

	2021
	Subsidiaries’ functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Uruguayan Peso	U.S. Dollar	Total
Argentine Peso	(33,002)	—	—	—	(33,002)
Brazilian Reais	—	(396,288)	—	—	(396,288)
U.S. Dollar	(267,448)	(270,213)	21,773	30,490	(485,398)
Uruguayan Peso	—	—	(1,837)	—	(1,837)
Total	(300,450)	(666,501)	19,936	30,490	(916,525)

	2020
	Subsidiaries’ functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Uruguayan Peso	U.S. Dollar	Total
Argentine Peso	(115,097)	—	—	(288)	(115,385)
Brazilian Reais	—	(298,039)	—	—	(298,039)
U.S. Dollar	(193,353)	(307,611)	20,720	47,122	(433,122)
Uruguayan Peso	—	—	(655)	—	(655)
Total	(308,450)	(605,650)	20,065	46,834	(847,201)

The Group’s analysis shown on the tables below is carried out based on the exposure of each functional currency subsidiary against the U.S. Dollar. The Group estimated that, other factors being constant, a hypothetical 10% appreciation/(depreciation) of the U.S. Dollar against the respective functional currencies for the years ended December 31, 2021 and 2020 would have (decreased)/increased the Group’s Profit before income tax for the year. A portion of this effect would have been recognized as other comprehensive income since a portion of the Company’s borrowings was used as cash flow hedge of the foreign exchange rate risk of a portion of its highly probable future sales in U.S. Dollars (see Hedge Accounting - Cash Flow Hedge below for details).

		Functional currency
Net monetary position		Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
2021	U.S. Dollar	(26,745)	(27,021)	2,177	(51,589)
2020	U.S. Dollar	(19,335)	(30,761)	2,072	(48,024)

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

Principal amounts of long-term borrowings (non-derivative financial instruments) and notional values of foreign currency forward contracts (derivative financial instruments) were designated as hedging instruments. These instruments are exposed to Brazilian Reais/ U.S. Dollar foreign currency risks related to operations in Brazil and Argentine Peso/U.S. Dollar in Argentina, respectively. As of December 31, 2021 and 2020, approximately 10% and 15%, respectively, of projected sales qualify as highly probable forecast transactions for hedge accounting purposes and were designated as hedged items.

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

The Company expects that the cash flows will occur and affect profit or loss between 2022 and 2026.

For the year ended December 31, 2021, a total amount before income tax of US$10,565 gain (US$46,145 gain in 2020) was recognized in other comprehensive income and an amount of US$42,848 loss (US$26,031 loss in 2020) was reclassified from equity to profit or loss within “Financial results, net”.

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

As of December 31, 2021, cash and cash equivalents of the Group totaled US$199.8 million, which could be used for managing liquidity risk.

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

At December 31, 2021	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 Years	Total
Trade and other payables	153,175	15	22	247	153,459
Borrowings	153,311	57,849	245,538	577,178	1,033,876
Leases Liabilities	53,384	53,172	122,625	123,180	352,361
Derivative financial instruments	1,283	—	—	—	1,283
Total	361,153	111,036	368,185	700,605	1,540,979

At December 31, 2020	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 Years	Total
Trade and other payables	114,523	15	22	253	114,813
Borrowings	286,588	132,266	197,941	713,321	1,330,116
Leases Liabilities	36,714	20,608	74,565	65,639	197,526
Derivative financial instruments	13,141	—	—	—	13,141
Total	450,966	152,889	272,528	779,213	1,655,596

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

The following tables show a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary debt holder. These analyses are performed after giving effect to interest rate swaps.

 The analysis for the year ended December 31, 2021 and 2020 is as follows:

	2021
	Subsidiaries’ functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	U.S. Dollar	Total
Fixed rate:
Argentine Peso	11,769	—	—	—	11,769
Brazilian Reais	—	10,887	—	—	10,887
U.S. Dollar	96,456	342,522	—	165,173	604,151
Subtotal fixed-rate borrowings	108,225	353,409	—	165,173	626,807
Variable rate:
Brazilian Reais	—	169,597	—	—	169,597
U.S. Dollar	19,793	1,454	—	—	21,247
Subtotal variable-rate borrowings	19,793	171,051	—	—	190,844
Total borrowings as per statement of financial position	128,018	524,460	—	165,173	817,651

	2020
	Subsidiaries’ functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	U.S. Dollar	Total
Fixed rate:
Argentine Peso	81,283	—	—	—	81,283
Brazilian Reais	—	22,834	—	—	22,834
U.S. Dollar	30,671	423,286	2,002	157,565	613,524
Subtotal fixed-rate borrowings	111,954	446,120	2,002	157,565	717,641
Variable rate:
Brazilian Reais	—	184,123	—	—	184,123
U.S. Dollar	66,584	2,742	—	—	69,326
Subtotal variable-rate borrowings	66,584	186,865	—	—	253,449
Total borrowings as per statement of financial position	178,538	632,985	2,002	157,565	971,090

For the years ended December 31, 2021 and 2020, if interest rates on floating-rate borrowings had been 1% higher with all other variables held constant, the Group’s Profit before income tax for the years would have decreased as shown below. A 1% decrease in interest rates would have an equal and opposite effect on the income statement.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)

	2021
	Subsidiaries’ functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	U.S. Dollar	Total
Variable rate:
Brazilian Reais	—	(2)	—	—	(2)
U.S. Dollar	—	—		—	—
Total effects on profit before income tax	—	(2)	—	—	(2)

	2020
	Subsidiaries’ functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reias	Uruguayan Peso	U.S. Dollar	Total
Variable rate:
Brazilian Reais	—	(1,841)	—	—	(1,841)
U.S. Dollar	(666)	(27)	—	—	(693)
Total effects on profit before income tax	(666)	(1,868)	—	—	(2,534)

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

The Group sells to a large base of customers. Type and class of customers may differ depending on the Group’s business segments. For the years ended December 31, 2021 and 2020, more than 73% and 80%, respectively, of the Group’s sales of crops were sold to 27 and 36 well-known customers (both multinational and local) with good credit history with the Group. In the Sugar, Ethanol and Energy segment, sales of ethanol were concentrated in 39 and 52 customers, which represented 100% of total sales of ethanol for the years ended December 31, 2021 and 2020, respectively. Approximately 86% and 78% of the Group’s sales of sugar were concentrated in 124 and 76 well-known traders for the years ended December 31, 2021 and 2020, respectively. In 2021 and 2020, energy sales are 95% and 96% concentrated in 72 and 52 major customers. In the dairy segment, 67% and 65% of the sales were concentrated in 18 and 21 well-known customers in 2021 and 2020, respectively.

No credit limits were exceeded during the reporting periods and management does not expect any losses from non-performance by these counterparties. If any of the Group’s customers are independently rated, these ratings are used. Otherwise, the Group assesses the credit quality of the customer taking into account its financial position, past experience and other factors (see Note 17 for details). The Group may seek cash collateral, letter of credit or parent company guarantees, as considered appropriate. Sales to customers are primarily made by credit with customary payment terms. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the statement of financial position after deducting any impairment allowance. The Group’s exposure of credit risk arising from trade receivables is set out in Note 18.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)

The Group is exposed to counterparty credit risk on cash and cash equivalent balances. The Group holds cash on deposit with a number of financial institutions. The Group manages its credit risk exposure by limiting individual deposits to clearly defined limits. The Group only deposits with high quality banks and financial institutions. As of December 31, 2021 and 2020, the total amount of cash and cash equivalents mainly comprise cash in banks and short-term bank deposits. The Group is authorized to transact with banks rated “BBB+” or higher. As of December 31, 2021 and 2020, 4 and 6 banks (primarily JP Morgan, Banco Galicia, HSBC and Banco Itaú) accounted for more than 81% and 81%, respectively, of the total cash deposited. The remaining amount of cash and cash equivalents relates to cash in hand. Additionally, during the year ended December 31, 2021, the Group invested in fixed-term bank deposits with mainly three bank (Santander, Banco do Brasil and HSBC) and also entered into derivative contracts (currency forward). The Group’s exposure of credit risk arising from cash and cash equivalents is set out in Note 20.

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

•Capital risk management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, it may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or buy own shares or sell assets to reduce debt. Consistent with others in the industry, the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as total debt (including current and non-current borrowings as shown in the consolidated statement of financial position, if applicable) divided by total capital. Total capital is calculated as equity, as shown in the consolidated statement of financial position, plus total borrowings. During the year ended December 31, 2021, the strategy was to maintain the gearing ratio within 0.40 to 0.60, as follows:

	2021	2020
Total borrowings	817,651	971,090
Total equity	1,047,830	963,724
Total capital	1,865,481	1,934,814
Gearing ratio	0.44	0.50

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

The following tables show the outstanding positions for each type of derivative contract as of the date of each statement of financial position:

▪ Futures/ options

As of December 31, 2021:

	2021
Type of derivative contract	Quantities (thousands) (**)	Notional amount	Fair Value Asset/ (Liability)	(Loss)/Gain (*)
Futures:
Sale
Corn	6	935	157	157
Soybean	55	17,782	(1,283)	(1,283)
Sugar	87	35,922	671	292
Total	148	54,639	(455)	(834)

As of December 31, 2020:

	2020
Type of derivative contract	Quantities (thousands) (**)	Notional amount	Fair Value Asset/ (Liability)	(Loss)/Gain (*)
Futures:
Sale
Corn	52	6,027	(2,846)	2,846
Soybean	32	7,242	(3,380)	3,380
Wheat	(19)	(4,272)	151	(151)
Sugar	217	63,025	(6,738)	5,538
Ethanol	1	277	(20)	3
Total	283	72,299	(12,833)	11,616
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

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)

▪Interest rate swap

In December 31, 2020 the Group's subsidiary in Brazil, Adecoagro Vale do Ivinhema entered into a interest rate swap operation with Itaú BBA in an aggregate amount of US$400 million. In these operation Adecoagro Vale do Ivinhema receives IPCA (Extended National Consumer Price Index) plus 4.24% per year, and pays CDI (an interbank floating interest rate in Reais) plus 1.85% per year. This swap expires semiannually until December, 2026. This contract resulted in a recognition of a loss of US$2.1 million in 2021 and a gain of US$1.8 million in 2020.

▪Currency forward

During the year ended December 31, 2021 the Group did not enter into no currency forward contracts with Brazilian banks. During the year ended December 31, 2020 the Group entered into several currency forward contracts with Brazilian banks in order to hedge the fluctuation of the Brazilian Reais against the U.S. Dollar. These contracts resulted in a recognition of a loss of US$1.9 million in 2020.

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

•The Company’s ‘Farming’ is further comprised of three reportable segments:

•The Company’s ‘Crops’ Segment consists of planting, harvesting and sale of grains, oilseeds and fibers (including wheat, corn, soybeans, peanuts, cotton and sunflowers, among others), and to a lesser extent the provision of grain warehousing/conditioning and handling and drying services to third parties. Each underlying crop in this segment does not represent a separate operating segment. Management seeks to maximize the use of the land through the cultivation of one or more type of crops. Types and surface amount of crops cultivated may vary from harvest year to harvest year depending on several factors, some of them out of the Group’s control. Management is focused on the long-term performance of the productive land, and to that extent, the performance is assessed considering the aggregated combination, if any, of crops planted in the land. A single manager is responsible for the management of operating activity of all crops rather than for each individual crop.

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

Effective July 1, 2018, the Group applied IAS 29 “Financial Reporting in Hyperinflationary Economies” (“IAS 29”) to its operations in Argentina. IAS 29 “Financial Reporting in Hyperinflationary Economies” requires that the financial statements of entities whose functional currency is that of a hyperinflationary economy be adjusted for the effects of changes in the general price index and be expressed in terms of the current unit of measurement at the closing date of the reporting period (“inflation accounting”). In order to determine whether an economy is classified as hyperinflationary, IAS 29 sets forth a series of factors to be considered, including whether the amount of cumulative inflation nears or exceeds a threshold of 100 % accumulated in three years. Accordingly, Argentina has been classified as a hyperinflationary economy under the terms of IAS 29 from July 1, 2018. (Please see Note 33 - Basis of preparation and presentations).

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

The following tables show a reconciliation of each reportable segment as per the information reviewed by the CODM and the reportable segment measured in accordance with IAS 29 and IAS 21 as per the Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)

Segment reconciliation for the year ended December 31, 2021:

	2021
	Crops			Rice			Dairy
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	228,894	11,836	240,730	130,526	4,343	134,869	172,803	10,251	183,054
Cost of goods and services rendered	(203,148)	(10,083)	(213,231)	(109,709)	(2,336)	(112,045)	(149,738)	(8,339)	(158,077)
Initial recognition and changes in fair value of biological assets and agricultural produce	65,704	8,286	73,990	37,119	6,715	43,834	18,336	1,559	19,895
Gain from changes in net realizable value of agricultural produce after harvest	(10,163)	(1,221)	(11,384)	—	—	—	—	—	—
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	81,287	8,818	90,105	57,936	8,722	66,658	41,401	3,471	44,872
General and administrative expenses	(10,273)	(827)	(11,100)	(8,891)	(869)	(9,760)	(4,715)	(541)	(5,256)
Selling expenses	(21,925)	(1,494)	(23,419)	(16,618)	(1,490)	(18,108)	(20,779)	(1,793)	(22,572)
Other operating income, net	(3,538)	(185)	(3,723)	239	46	285	(150)	(20)	(170)
Profit from Operations Before Financing and Taxation	45,551	6,312	51,863	32,666	6,409	39,075	15,757	1,117	16,874

Depreciation and amortization	(6,501)	(634)	(7,135)	(8,080)	(814)	(8,894)	(7,144)	(797)	(7,941)
Net (loss) / gain from Fair value adjustment of investment property	—	—	—	—	—	—	—	—	—

	2021
	All other segments			Land transformation			Corporate			Total
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	3,490	199	3,689	—	—	—	—	—	—	1,097,723	26,629	1,124,352
Cost of goods and services rendered	(2,966)	(145)	(3,111)	—	—	—	—	—	—	(834,062)	(20,903)	(854,965)
Initial recognition and changes in fair value of biological assets and agricultural produce	1,380	(18)	1,362	—	—	—	—	—	—	211,198	16,542	227,740
Gain from changes in net realizable value of agricultural produce after harvest	—	—	—	—	—	—	—	—	—	(11,658)	(1,221)	(12,879)
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	1,904	36	1,940	—	—	—	—	—	—	463,201	21,047	484,248
General and administrative expenses	(173)	(14)	(187)	—	—	—	(22,119)	(1,908)	(24,027)	(65,635)	(4,159)	(69,794)
Selling expenses	(273)	(17)	(290)	—	—	—	(306)	(21)	(327)	(112,847)	(4,815)	(117,662)
Other operating income, net	(3,995)	(470)	(4,465)	6,613	—	6,613	103	(21)	82	(18,118)	(650)	(18,768)
Profit from Operations Before Financing and Taxation	(2,537)	(465)	(3,002)	6,613	—	6,613	(22,322)	(1,950)	(24,272)	266,601	11,423	278,024

Depreciation and amortization	(175)	(15)	(190)	—	—	—	(738)	(49)	(787)	(166,619)	(2,309)	(168,928)
Net (loss) / gain from Fair value adjustment of investment property	(3,884)	(447)	(4,331)	—	—	—	—	—	—	(3,884)	(447)	(4,331)
Sugar, Ethanol and Energy segment has not been reconciled due to the lack of difference.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
Segment reconciliation for the year ended December 31, 2020:

	2020
	Crops			Rice			Dairy
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	170,114	(1,653)	168,461	102,886	(1,024)	101,862	135,471	(1,997)	133,474
Cost of goods and services rendered	(150,745)	1,495	(149,250)	(74,395)	565	(73,830)	(117,754)	1,747	(116,007)
Initial recognition and changes in fair value of biological assets and agricultural produce	41,038	(934)	40,104	19,449	(772)	18,677	12,638	(294)	12,344
Gain from changes in net realizable value of agricultural produce after harvest	7,078	(71)	7,007	—	—	—	(2)	—	(2)
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	67,485	(1,163)	67,061	47,940	(1,231)	46,709	30,353	(544)	29,809
General and administrative expenses	(6,816)	122	(6,694)	(7,045)	146	(6,899)	(4,896)	108	(4,788)
Selling expenses	(18,265)	267	(17,998)	(14,170)	247	(13,923)	(13,824)	284	(13,540)
Other operating income, net	(12,846)	(7)	(12,853)	731	(18)	713	(189)	3	(186)
Profit from Operations Before Financing and Taxation	29,558	(781)	29,516	27,456	(856)	26,600	11,444	(149)	11,295

Depreciation and amortization	(5,397)	111	(5,286)	(6,652)	147	(6,505)	(6,709)	141	(6,568)
Net (loss) / gain from Fair value adjustment of investment property	—	—	—	—	—	—	—	—	—

	2020
	All other segments			Land transformation			Corporate			Total
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	2,545	(37)	2,508	—	—	—	—	—	—	822,475	(4,711)	817,764
Cost of goods and services rendered	(1,984)	22	(1,962)	—	—	—	—	—	—	(615,775)	3,829	(611,946)
Initial recognition and changes in fair value of biological assets and agricultural produce	1,269	(13)	1,256	—	—	—	—	—	—	124,742	(2,013)	122,729
Gain from changes in net realizable value of agricultural produce after harvest	—	—	—	—	—	—	—	—	—	7,076	(71)	7,005
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	1,830	(28)	1,802	—	—	—	—	—	—	338,518	(2,966)	335,552
General and administrative expenses	(120)	2	(118)	—	(4)	(4)	(19,319)	336	(18,983)	(54,138)	710	(53,428)
Selling expenses	(217)	3	(214)	—	—	—	(202)	7	(195)	(95,866)	808	(95,058)
Other operating income, net	1,069	(2)	1,067	7,934	(14)	7,920	(161)	(8)	(169)	2,033	(46)	1,987
Profit from Operations Before Financing and Taxation	2,562	(25)	2,537	7,934	(18)	7,916	(19,682)	335	(19,347)	190,547	(1,494)	189,053

Depreciation and amortization	(138)	3	(135)	—	—	—	(876)	14	(862)	(142,288)	416	(141,872)
Net (loss) / gain from Fair value adjustment of investment property	1,080	(3)	1,077	—	—	—	—	—	—	1,080	(3)	1,077

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

Segment analysis for the year ended December 31, 2021:

	Farming					Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	All other segments	Farming subtotal
Sales of goods and services rendered	228,894	130,526	172,803	3,490	535,713	562,010	—	—	1,097,723
Cost of goods sold and services rendered	(203,148)	(109,709)	(149,738)	(2,966)	(465,561)	(368,501)	—	—	(834,062)
Initial recognition and changes in fair value of biological assets and agricultural produce	65,704	37,119	18,336	1,380	122,539	88,659	—	—	211,198
Changes in net realizable value of agricultural produce after harvest	(10,163)	—	—	—	(10,163)	(1,495)	—	—	(11,658)
Margin on manufacturing and agricultural activities before operating expenses	81,287	57,936	41,401	1,904	182,528	280,673	—	—	463,201
General and administrative expenses	(10,273)	(8,891)	(4,715)	(173)	(24,052)	(19,464)	—	(22,119)	(65,635)
Selling expenses	(21,925)	(16,618)	(20,779)	(273)	(59,595)	(52,946)	—	(306)	(112,847)
Other operating income, net	(3,538)	239	(150)	(3,995)	(7,444)	(17,390)	6,613	103	(18,118)
Profit / (loss) from operations before financing and taxation	45,551	32,666	15,757	(2,537)	91,437	190,873	6,613	(22,322)	266,601

Depreciation and amortization	(6,501)	(8,080)	(7,144)	(175)	(21,900)	(143,981)	—	(738)	(166,619)
Net (loss) / gain from Fair value adjustment of investment property	—	—	—	(3,884)	(3,884)	—	—	—	(3,884)
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	14,399	4,117	(6,271)	8,904	21,149	(16,294)	—	—	4,855
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	51,305	33,002	24,607	(7,524)	101,390	104,953	—	—	206,343
Changes in net realizable value of agricultural produce after harvest (unrealized)	(4,001)	—	—	—	(4,001)	—	—	—	(4,001)
Changes in net realizable value of agricultural produce after harvest (realized)	(6,162)	—	—	—	(6,162)	(1,495)	—	—	(7,657)

Farmlands and farmland improvements, net	448,608	146,795	2,143	56,315	653,861	73,979	—	—	727,840
Machinery, equipment and other fixed assets, net	47,122	29,543	81,516	1,641	159,822	158,611	—	—	318,433
Bearer plants, net	892	—	—	—	892	294,090	—	—	294,982
Work in progress	3,444	33,200	27,341	1,496	65,481	15,887	—	—	81,368
Right of use assest	13,005	3,361	930	—	17,296	243,469	—	11	260,776
Investment property	—	—	—	32,132	32,132	—	—	—	32,132
Goodwill	7,074	979	4,660	—	12,713	3,913	—	—	16,626
Biological assets	54,886	42,729	18,979	7,257	123,851	71,327	—	—	195,178
Finished goods	37,225	5,015	15,157	—	57,397	80,857	—	—	138,254
Raw materials, stocks held by third parties and others	42,253	14,797	10,416	579	68,045	33,225	—	—	101,270
Total segment assets	654,509	276,419	161,142	99,420	1,191,490	975,358	—	11	2,166,859
Borrowings	31,755	34,230	62,061	—	128,046	524,461	—	165,144	817,651
Lease liabilities	14,106	4,157	924	—	19,187	227,585	—	82	246,854
Total segment liabilities	45,861	38,387	62,985	—	147,233	752,046	—	165,226	1,064,505

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
Segment analysis for the year ended December 31, 2020

	Farming					Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	All other segments	Farming subtotal
Sales of goods and services rendered	170,114	102,886	135,471	2,545	411,016	411,459	—	—	822,475
Cost of goods sold and services rendered	(150,745)	(74,395)	(117,754)	(1,984)	(344,878)	(270,897)	—	—	(615,775)
Initial recognition and changes in fair value of biological assets and agricultural produce	41,038	19,449	12,638	1,269	74,394	50,348	—	—	124,742
Changes in net realizable value of agricultural produce after harvest	7,078	—	(2)	—	7,076	—	—	—	7,076
Margin on manufacturing and agricultural activities before operating expenses	67,485	47,940	30,353	1,830	147,608	190,910	—	—	338,518
General and administrative expenses	(6,816)	(7,045)	(4,896)	(120)	(18,877)	(15,942)	—	(19,319)	(54,138)
Selling expenses	(18,265)	(14,170)	(13,824)	(217)	(46,476)	(49,188)	—	(202)	(95,866)
Other operating income, net	(12,846)	731	(189)	1,069	(11,235)	5,495	7,934	(161)	2,033
Profit / (loss) from operations before financing and taxation	29,558	27,456	11,444	2,562	71,020	131,275	7,934	(19,682)	190,547

Depreciation and amortization	(5,397)	(6,652)	(6,709)	(138)	(18,896)	(122,516)	—	(876)	(142,288)
Net (loss) / gain from Fair value adjustment of investment property	—	—	—	1,080	1,080	—	—	—	1,080
Reverse of revaluation surplus derived from the disposals of assets before taxes	—	—	—	—	—	—	10,198	—	10,198
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	12,211	3,975	(5,151)	2,258	13,293	19,682	—	—	32,975
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	29,566	15,474	17,789	(989)	61,840	29,927	—	—	91,767
Changes in net realizable value of agricultural produce after harvest (unrealized)	(481)	—	—	—	(481)	—	—	—	(481)
Changes in net realizable value of agricultural produce after harvest (realized)	7,559	—	(2)	—	7,557	—	—	—	7,557

Farmlands and farmland improvements, net	454,212	141,661	1,911	53,902	651,686	64,065	—	—	715,751
Machinery, equipment and other fixed assets, net	39,517	18,567	67,859	539	126,482	153,490	—	—	279,972
Bearer plants, net	685	—	—	—	685	304,144	—	—	304,829
Work in progress	820	23,381	18,365	1,178	43,744	13,996	—	—	57,740
Right of use assets	4,275	2,472	1,288	—	8,035	201,365	—	294	209,694
Investment property	—	—	—	31,179	31,179	—	—	—	31,179
Goodwill	5,720	792	3,769	—	10,281	4,201	—	—	14,482
Biological assets	43,787	29,062	12,933	4,703	90,485	75,208	—	—	165,693
Finished goods	30,267	5,970	6,489	—	42,726	34,315	—	—	77,041
Raw materials, stocks held by third parties and others	21,893	4,519	7,377	318	34,107	22,313	—	—	56,420
Total segment assets	601,176	226,424	119,991	91,819	1,039,410	873,097	—	294	1,912,801
Borrowings	37,111	39,686	103,742	—	180,539	632,985	—	157,566	971,090
Lease liabilities	5,920	3,063	1,311	—	10,294	185,155	—	323	195,772
Total segment liabilities	43,031	42,749	105,053	—	190,833	818,140	—	157,889	1,166,862

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

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)

Total reportable segments’ assets and liabilities are reconciled to total assets as per the statement of financial position as follows:

	2021	2020
Total reportable assets as per segment information	2,166,859	1,912,801
Intangible assets (excluding goodwill)	14,711	12,448
Deferred income tax assets	10,321	19,821
Trade and other receivables	188,080	197,928
Other assets	1,079	854
Derivative financial instruments	1,585	2,102
Cash and cash equivalents	199,766	336,282
Total assets as per the statement of financial position	2,582,401	2,482,236

	2021	2020
Total reportable liabilities as per segment information	1,064,505	1,166,862
Trade and other payables	169,030	126,605
Deferred income tax liabilities	265,848	182,377
Payroll and social liabilities	26,294	24,408
Provisions for other liabilities	5,986	4,359
Current income tax liabilities	1,625	760
Derivative financial instruments	1,283	13,141
Total liabilities as per the statement of financial position	1,534,571	1,518,512

Non-current assets and revenues and fair value gains and losses are shown by geographic region. These are the regions in which the Group is active: Argentina, Brazil, Uruguay and others.

As of and for the year ended December 31, 2021:

	Argentina	Brazil	Uruguay	Others (*)	Total
Property, plant and equipment	868,527	542,710	11,386	—	1,422,623
Investment property	32,132	—	—	—	32,132
Goodwill	12,713	3,913	—	—	16,626
Non-current portion of biological assets	19,355	—	—	—	19,355
					—
Sales of goods and services rendered	284,026	385,959	427,661	77	1,097,723
Initial recognition and changes in fair value of biological assets and agricultural produce	120,255	88,659	2,284	—	211,198
Changes in net realizable value of agricultural produce after harvest	(9,679)	(1,496)	(483)	—	(11,658)

(*) It includes the initial operations in Chile which are not disclosed separately due to its non significance.

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

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.    Sales

	2021	2020	2019
Manufactured products and services rendered:
Ethanol	291,883	199,062	373,847
Sugar	208,365	171,102	97,710
Energy	50,321	42,756	60,913
Peanut	60,939	46,708	28,928
Sunflower	11,282	10,433	7,534
Cotton	2,540	1,969	623
Rice	127,272	96,397	97,515
Fluid milk (UHT)	62,875	54,380	38,441
Powder milk	62,728	40,500	20,722
Other diary products	28,834	17,205	8,856
Services	7,309	4,774	4,521
Rental income	615	584	564
Others	13,069	5,623	4,463
	928,032	691,493	744,637
Agricultural produce and biological assets:
Soybean	71,687	44,271	44,538
Corn	59,803	44,475	59,714
Wheat	27,349	14,457	18,733
Sunflower	6,167	633	701
Barley	1,684	275	1,085
Seeds	1,559	1,732	734
Milk	16,468	12,817	9,977
Cattle	3,111	1,959	3,452
Cattle for dairy	4,994	2,729	2,169
Others	3,498	2,923	1,398
	196,320	126,271	142,501
Total sales	1,124,352	817,764	887,138

Commitments to sell commodities at a future date

The Group entered into contracts to sell non-financial instruments, mainly sugar, soybean and corn through sales forward contracts. Those contracts are held for purposes of delivery of the non-financial instrument in accordance with the Group’s expected sales. Accordingly, as the own use exception criteria are met, those contracts are not recorded as derivatives.

The notional amount of these contracts is US$75.9 million as of December 31, 2021 (2020: US$42.2 million; 2019: US$71.7 million) comprised primarily of 2,497 thousand m3 of ethanol (US$1.98 million), 483,984 thousand mwh of energy (US$24.22 million), 56,491 thousand tons of soybean (US$19.60 million), 28,903 thousand tons of wheat (US$6.95 million), and 103,594 thousand tons of corn (US$19.93 million) which expire between January and December 2022.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.    Cost of goods sold and services rendered

As of December 31, 2021:

	2021
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Finish goods at the beginning of 2021 (Note 19)	30,267	5,970	6,489	—	34,315	77,041
Cost of production of manufactured products (Note 6)	59,590	124,304	158,083	—	415,408	757,385
Purchases	26,880	569	—	—	4,860	32,309
Agricultural produce	224,788	—	16,468	3,111	10,944	255,311
Transfer to raw material	(73,068)	(7,240)	—	—	—	(80,308)
Direct agricultural selling expenses	22,642	—	—	—	—	22,642
Tax recoveries (i)	—	—	—	—	(19,423)	(19,423)
Changes in net realizable value of agricultural produce after harvest	(11,384)	—	—	—	(1,495)	(12,879)
(-) Ethanol production costs recovery	—	—	—	—	(3,669)	(3,669)
Loss of idle productive capacity	—	—	—	—	14,270	14,270
Finished goods at the end of December 31, 2021 (Note 19)	(37,225)	(5,015)	(15,157)	—	(80,857)	(138,254)
Exchange differences	(29,259)	(6,543)	(7,806)	—	(5,852)	(49,460)
Cost of goods sold and services rendered, and direct agricultural selling expenses	213,231	112,045	158,077	3,111	368,501	854,965

(i) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values.

As of December 31, 2020:

	2020
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of 2020	17,830	5,805	4,779	—	36,864	65,278
Cost of production of manufactured products (Note 6)	44,074	79,507	102,933	—	285,627	512,141
Purchases	3,648	—	—	—	6,088	9,736
Agricultural produce	137,204	—	15,546	1,962	—	154,712
Transfer to raw material	(46,192)	(4,256)	—	—	—	(50,448)
Direct agricultural selling expenses	16,467	—	—	—	—	16,467
Tax recoveries (i)	—	—	—	—	(21,765)	(21,765)
Changes in net realizable value of agricultural produce after harvest	7,007	—	(2)	—	—	7,005
Finished goods at the end of December 31, 2020 (Note 19)	(30,267)	(5,970)	(6,489)	—	(34,315)	(77,041)
Exchange differences	(521)	(1,256)	(760)	—	(1,602)	(4,139)
Cost of goods sold and services rendered, and direct agricultural selling expenses	149,250	73,830	116,007	1,962	270,897	611,946
(i) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.    Cost of goods sold and services rendered (continued)

As of December 31, 2019:

	2019
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of 2019	29,144	9,507	1,170	—	39,937	79,758
Cost of production of manufactured products (Note 6)	33,952	66,386	68,851	—	354,964	524,153
Purchases	21,715	3,095	—	—	44,577	69,387
Agricultural produce	108,732	—	12,146	3,452	—	124,330
Transfer to raw material	(35,757)	—	—	—	—	(35,757)
Direct agricultural selling expenses	15,752	—	—	—	—	15,752
Tax recoveries (i)	—	—	—	—	(32,995)	(32,995)
Changes in net realizable value of agricultural produce after harvest	1,825	—	—	—	—	1,825
Finished goods at the end of December 31, 2019	(17,830)	(5,805)	(4,779)	—	(36,864)	(65,278)
Exchange differences	(1,023)	768	(694)	—	(9,053)	(10,002)
Cost of goods sold and services rendered, and direct agricultural selling expenses	156,510	73,951	76,694	3,452	360,566	671,173

(i) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.    Expenses by nature

The Group presents the statement of income under the function of expense method. Under this method, expenses are classified according to their function as part of the line items “cost of goods sold and direct agricultural selling expenses," “general and administrative expenses” and “selling expenses”.

The following table provides the additional disclosure required on the nature of expenses and their relationship to the function within the Group:

Expenses by nature for the year ended December 31, 2021:

	Cost of production of manufactured products (Note 5)						General and Administrative Expenses	Selling Expenses	Total
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	3,651	6,841	9,268	—	27,072	46,832	30,727	7,221	84,780
Raw materials and consumables	578	373	24,755	—	13,036	38,742	—	—	38,742
Depreciation and amortization	3,930	2,692	3,590	—	108,709	118,921	14,280	1,304	134,505
Depreciation of right of use assets	—	102	602	—	5,700	6,404	7,173	49	13,626
Fuel, lubricants and others	336	89	1,730	—	24,747	26,902	854	279	28,035
Maintenance and repairs	1,341	1,851	1,779	—	16,797	21,768	1,956	800	24,524
Freights	644	8,154	2,377	—	607	11,782	—	38,970	50,752
Export taxes / selling taxes	—	—	—	—	—	—	—	43,509	43,509
Export expenses	—	—	—	—	—	—	—	11,745	11,745
Contractors and services	2,587	235	260	—	6,758	9,840	—	—	9,840
Energy transmission	—	—	—	—	—	—	—	2,347	2,347
Energy power	1,276	1,501	2,544	—	839	6,160	335	85	6,580
Professional fees	78	84	140	—	692	994	7,600	815	9,409
Other taxes	23	92	118	—	3,049	3,282	582	62	3,926
Contingencies	—	—	—	—	—	—	855	—	855
Lease expense and similar arrangements	162	319	257	—	—	738	1,863	251	2,852
Third parties raw materials	2,804	2,852	62,737	—	15,240	83,633	—	—	83,633
Tax recoveries	—	—	—	—	(1,546)	(1,546)	—	—	(1,546)
Others	962	5,273	2,166	—	2,636	11,037	3,569	10,225	24,831
Subtotal	18,372	30,458	112,323	—	224,336	385,489	69,794	117,662	572,945
Own agricultural produce consumed	41,218	93,846	45,760	—	191,072	371,896	—	—	371,896
Total	59,590	124,304	158,083	—	415,408	757,385	69,794	117,662	944,841

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

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.    Expenses by nature (continued)

Expenses by nature for the year ended December 31, 2019:

	Cost of production of manufactured products (Note 5)
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total	General and Administrative Expenses	Selling Expenses	Total
Salaries, social security expenses and employee benefits	1,880	4,738	4,412	—	39,768	50,798	27,492	6,211	84,501
Raw materials and consumables	314	6,527	10,151	—	15,683	32,675	—	—	32,675
Depreciation and amortization	2,581	1,897	2,140	—	122,025	128,643	11,212	868	140,723
Depreciation right-of-use and other leases	—	116	344	—	6,794	7,254	2,007	5	9,266
Fertilizers, agrochemicals and seeds	—	—	—	—	—	—	—	—	—
Fuel, lubricants and others	228	83	1,381	—	25,430	27,122	593	225	27,940
Maintenance and repairs	290	1,120	985	—	19,694	22,089	1,755	534	24,378
Freights	146	2,405	1,959	—	784	5,294	—	23,130	28,424
Export taxes / selling taxes	—	—	—	—	—	—	—	52,312	52,312
Export expenses	—	—	—	—	—	—	—	5,552	5,552
Contractors and services	1,051	138	40	—	9,381	10,610	—	—	10,610
Energy transmission	—	—	—	—	—	—	88	3,057	3,145
Feeeding expenses	—	—	—	—	—	—	—	—	—
Veterinary expenses	—	—	—	—	—	—	—	—	—
Energy power	725	1,298	1,659	—	1,181	4,863	145	145	5,153
Professional fees	20	65	127	—	175	387	8,065	1,047	9,499
Other taxes	1	74	81	—	1,241	1,397	1,089	28	2,514
Contingencies	—	—	—	—	—	—	459	—	459
Lease expense and similar arrangements	83	171	78	—	—	332	831	125	1,288
Third parties raw materials	7,136	5,629	18,131	—	11,243	42,139	—	—	42,139
Tax recoveries	—	—	—	—	(396)	(396)	—	—	(396)
Others	431	695	681	—	2,324	4,131	3,466	13,733	21,330
Subtotal	14,886	24,956	42,169	—	255,327	337,338	57,202	106,972	501,512
Own agricultural produce consumed	19,066	41,430	26,682	—	99,637	186,815	—	—	186,815
Total	33,952	66,386	68,851	—	354,964	524,153	57,202	106,972	688,327
7.    Salaries and social security expenses

	2021	2020	2019
Wages and salaries (i)	101,818	89,662	104,400
Social security costs	30,296	27,430	30,888
Equity-settled share-based compensation	6,406	4,316	4,734
	138,520	121,408	140,022
(i)Includes US$25,105, US$32,714 and US$32,636, capitalized in Property, Plant and Equipment for the years 2021, 2020 and 2019, respectively.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

8.    Other operating (expense) / income, net

	2021	2020	2019
Gain from disposal of farmland and other assets (Note 21)	—	2,064	1,354
Loss from the sale of subsidiaries (Note 21)	10	(554)	—
Loss from commodity derivative financial instrument	(15,990)	(8,320)	(618)
(Loss) / gain from disposal of other property items	(397)	2,198	(329)
Net (loss) / gain from fair value adjustment of investment property	(4,331)	1,077	(325)
Others	1,940	5,522	(904)
	(18,768)	1,987	(822)

9.    Financial results, net

	2021	2020	2019
Finance income:
- Interest income	4,081	4,084	7,319
-Foreign exchange gains, net	18,939	—	—
- Gain from interest rate/foreign exchange rate derivative financial instruments	512	92	1,189
- Other income	13,138	21,878	1,400
Finance income	36,670	26,054	9,908

Finance costs:
- Interest expense	(62,536)	(58,282)	(60,134)
- Finance cost related to lease liabilities	(16,502)	(12,532)	(9,524)
- Cash flow hedge – transfer from equity (Note 2)	(52,650)	(24,363)	(15,594)
- Foreign exchange losses, net	—	(109,266)	(108,458)
- Taxes	(7,073)	(4,559)	(4,364)
- Borrowings prepayment related expenses (Brazilian subsidiaries)	(3,068)	—	—
-Finance discount	(3,741)	—	—
- Other expenses	(6,111)	(4,774)	(4,492)
Finance costs	(151,681)	(213,776)	(202,566)
Other financial results - Net gain of inflation effects on the monetary items	11,541	12,064	92,437
Total financial results, net	(103,470)	(175,658)	(100,221)

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

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.    Taxation (continued)

	2021	2020	2019
Current income tax	(4,338)	(2,840)	666
Deferred income tax	(39,499)	(9,485)	(21,486)
Income tax expense	(43,837)	(12,325)	(20,820)

The statutory tax rate in the countries where the Group operates for all of the years presented are:

Tax Jurisdiction	Income Tax Rate
Argentina (i)	30%
Brazil	34%
Uruguay	25%
Spain	25%
Luxembourg	24.94%

(i) During 2017 and 2019, the Argentine Government introduced changes in the income tax. The income tax rate would be reduced to 30% for the years 2018 to 2020, and to 25% from 2021 onwards. A new tax on dividends was created with a rate of 7% for the years 2018 to 2020, and 13% from 2021 onwards. In June, 2021, the Argentine Government introduced new changes in the income tax, establishing increasing rates, which starts in 25% and reach 35% for income tax gains over Pesos 50 million (0.5 million USD). Also it establishes this new scheme is applicable for the year 2021 onwards. It also establishes a 7% withholding tax for dividends.

Deferred tax assets and liabilities of the Group as of December 31, 2021 and 2020, without taking into consideration the offsetting of balances within the same tax jurisdiction, will be recovered or settled as follows:

	2021	2020
Deferred income tax asset to be recovered after more than 12 months	102,374	105,424
Deferred income tax asset to be recovered within 12 months	21,976	23,744
Deferred income tax assets	124,350	129,168

Deferred income tax liability to be settled after more than 12 months	(362,114)	(278,035)
Deferred income tax liability to be settled within 12 months	(17,763)	(13,689)
Deferred income tax liability	(379,877)	(291,724)
Deferred income tax liability, net	(255,527)	(162,556)

The gross movement on the deferred income tax account is as follows:

	2021	2020
Beginning of year	(162,556)	(151,844)
Exchange differences	(40,644)	1,536
Changes of fair value valuation for farmlands	(9,953)	(11,790)
Disposal of subsidiary	—	3,458
Others	(349)	(159)
Tax credit relating to cash flow hedge (i)	(2,526)	5,728
Income tax benefit expense	(39,499)	(9,485)
End of year	(255,527)	(162,556)

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.    Taxation (continued)

(i) Relates to the gain or loss before income tax of cash flow hedge recognized in other comprehensive income amounting to US$46,145 for the year ended December 31, 2021 (2020: US$75,822); net of the reclassification from Equity to the Income Statement of US$ (26,031) for the year ended December 31, 2021 (2020: US$ (32,305))

The movement in the deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred income tax liabilities	Property, plant and equipment	Investment property	Biological assets	Others	Total
At January 1, 2020	280,859	11,907	4,179	(834)	296,111
Charged / (credited) to the statement of income	11,581	(1,928)	6,463	—	16,116
Farmlands revaluation	11,521	269	—	—	11,790
Disposals of subsidiaries	(3,513)	—	—	—	(3,513)
Exchange differences	(28,920)	(370)	510	—	(28,780)
At December 31, 2020	271,528	9,878	11,152	(834)	291,724
Charged / (credited) to the statement of income	43,270	(817)	(755)	(1,811)	39,887
Farmlands revaluation	11,469	(1,516)	—	—	9,953
Disposals of subsidiaries	—	—	—	—	—
Exchange differences	32,167	2,336	1,797	2,013	38,313
At December 31, 2021	358,434	9,881	12,194	(632)	379,877

Deferred income tax assets	Provisions	Tax loss carry forwards	Equity-settled share-based compensation	Borrowings	Biological assets	Others	Total
At January 1, 2020	3,237	91,419	3,383	1,548	4,508	40,172	144,267
Charged / (credited) to the statement of income	4,941	(5,843)	(835)	34,017	(4,508)	(21,141)	6,631
Acquisition of subsidiaries	—	—	—	—	—	(55)	(55)
Others	—	—	(60)	—	—	(99)	(159)
Tax charge relating to cash flow hedge	—	5,728	—	—	—	—	5,728
Exchange differences	(1,152)	(20,363)	—	(9,460)	—	3,731	(27,244)
At December 31, 2020	7,026	70,941	2,488	26,105	—	22,608	129,168
(Credited) / charged to the statement of income	1,978	13,108	—	(13,589)	452	(1,561)	388
Others	—	—	(349)	—	—	—	(349)
Tax charge relating to cash flow hedge	—	(2,526)	—	—	—	—	(2,526)
Exchange differences	20	3,158	—	(2,952)	(386)	(2,171)	(2,331)
At December 31, 2021	9,024	84,681	2,139	9,564	66	18,876	124,350

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

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.    Taxation (continued)

In order to fully realize the deferred tax asset, the Group will need to generate future taxable income in the countries where the tax loss carry forward were incurred. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes that as at December 31, 2021, it is probable that the Group will realize some portion of the deferred tax assets in Brazil and Argentina.

As of December 31, 2021, the Group’s tax loss carry forwards and their corresponding jurisdictions are as follows:

Jurisdiction	Tax loss carry forward	Expiration period
Argentina (1)	119,385	5 years
Brazil	114,479	No expiration date.
Uruguay	2,458	5 years
Luxembourg	28,263	No expiration date.

(1) As of December 31, 2021, the aging of the determination tax loss carry forward in Argentina is as follows:

Year of generation	Amount
2018	20,543
2019	82,262
2020	16,580

The tax on the Group’s profit before income tax differs from the theoretical amount that would arise using the tax rates applicable to profits in the respective countries as follows:

	2021	2020	2019
Tax calculated at the tax rates applicable to profits in the respective countries	(54,291)	(4,184)	(7,250)
Non-deductible items	(3,459)	(7,642)	(1,511)
Effect of the changes in the statutory income tax rate in Argentina	(31,962)	6,324	3,115
Unused tax losses	482	(710)	(3,742)
Non-taxable income	13,604	11,060	11,545
Previously unrecognized tax losses now recouped to reduce tax expenses (1)	38,121	1,529	1,910
Effect of IAS 29 and tax adjustment per inflation in Argentina	(6,402)	(19,239)	(23,805)
Others	70	537	(1,082)
Income tax expense	(43,837)	(12,325)	(20,820)

(1) 2021 includes 37,175 of adjustment by inflation of tax loss carryforwards in Argentina.

Tax Inflation Adjustment in Argentina

Laws 27,430, 27,468 and 27,541 introduced several amendments to the income tax inflation adjustments provided by the Income Tax Law. According to these provisions, and effective as from fiscal years beginning on or after January 1, 2018, the inflation adjustment procedure set out in Title VI of the Income Tax Law shall be applicable in fiscal years in which the variation of IPC price index, accumulated in the 36 months immediately preceding the end of the relevant fiscal year, is higher than 100%. As from its effectiveness, this procedure is applicable because the variation of the IPC reached the prescribed limits.

However, Section 39 of Law No. 24,073 suspended the application of the provisions of Title VI of the Income Tax Law relating to the income tax inflation adjustment since April 1, 1992 to certain items, such as, fixed assets, inventory, and tax loss carryforwards, among others.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.    Taxation (continued)

After the economic crisis of 2002, many taxpayers began to question the legality of the provisions suspending the income tax inflation adjustment. Also, the Argentine Supreme Court of Justice issued its verdict in the "Candy" case July 3, 2009 in which it stated that particularly for fiscal year 2002 and considering the serious state of disturbance of that year, the taxpayer could demonstrate that not applying the income tax inflation adjustment resulted in confiscatory income tax rates.

More recently, the Argentine Supreme Court of Justice applied a similar criterion to the 2010, 2011, 2012 and 2014 fiscal years in the cases brought by “Distribuidora Gas del Centro” (10/14/14, 06/02/15, 10/04/16 and 06/25/19), among others, enabling the application of income tax inflation adjustment for periods not affected by a severe economic crisis such as 2002.

The Company believes that the lack of application of the income tax inflation adjustment is confiscatory. Accordingly, based on the precedents and the opinion of external and internal tax advisors, the Company has adjusted all items for inflation including those suspended by Section 39 of Law 24, 073 as described above. The net effect of the inflation adjustment resulted in a deferred tax asset of US$37.2 million.

The application of local tax laws require interpretation, and accordingly involves the application of judgement and is open to challenge by the relevant tax authorities. This gives rise to a level of uncertainty. Provisions for uncertain tax positions are established in accordance with IFRIC 23 based on an assessment of the range of likely tax outcomes in open years and reflecting the strength of technical arguments. Amounts are provided for individual tax uncertainties based on management’s assessment of whether the most likely amount or an expected amount based on a probability weighted methodology is the more appropriate predicter of amounts that the Company is ultimately expected to settle. When making this assessment, the Company utilizes specialist in-house tax knowledge and experience and takes into consideration specialist tax advice from third party advisers on specific items. The Company has not provided any amount in this case based on its belief that it has solid arguments to support its position.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.    Earnings per share

(a) Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Group by the weighted average number of shares in issue during the period excluding ordinary shares held as treasury shares (Note 23).

	2021	2020	2019
Profit / (loss) from operations attributable to equity holders of the Group	130,669	412	(772)
Weighted average number of shares in issue (thousands)	115,148	117,453	117,252
Basic earnings / (loss) per share from operations	1.135	0.003	(0.007)

(b) Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares. The Group has two categories of dilutive potential shares: equity-settled share options and restricted units. For these instruments, a calculation is done to determine the number of shares that could have been acquired at fair value, based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the equity-settled share options. As of December 31, 2021, there were 466 thousands (2020: 261 thousands; 2019: 645 thousands) share options/restricted units outstanding that could potentially have a dilutive impact in the future but were antidilutive for the periods presented.

	2021	2020	2019
Profit / (loss) from operations attributable to equity holders of the Group	130,669	412	(772)
Weighted average number of shares in issue (thousands)	115,148	117,453	117,252
Adjustments for:
- Employee share options and restricted units (thousands)	466	261	645
Weighted average number of shares for diluted earnings per share (thousands)	115,614	117,714	117,897
Diluted earnings / (loss) per share from operations	1.130	0.003	(0.007)

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

12.    Property, plant and equipment

Changes in the Group’s property, plant and equipment in 2021 and 2020 were as follows:

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and fittings	Bearer plants	Others	Work in progress	Total
At January 1, 2020
Fair value for farmlands / Cost	709,585	44,887	413,727	791,024	573,060	23,907	59,158	2,615,348
Accumulated depreciation	—	(19,607)	(181,007)	(584,751)	(319,540)	(17,223)	—	(1,122,128)
Net book amount	709,585	25,280	232,720	206,273	253,520	6,684	59,158	1,493,220
At December 31, 2020
Opening net book amount	709,585	25,280	232,720	206,273	253,520	6,684	59,158	1,493,220
Exchange differences	(36,422)	(432)	(55,368)	(112,657)	30,864	(617)	(6,445)	(181,077)
Additions	—	—	11,279	52,350	72,592	1,877	31,192	169,290
Revaluation surplus	41,490	—	—	—	—	—	—	41,490
Reclassification from investment property	3,127	—	—	—	—	—	—	3,127
Transfers	—	(177)	10,101	16,182	—	59	(26,165)	—
Disposals	(10,118)	—	(73)	(3,092)	—	(37)	—	(13,320)
Disposals of subsidiaries	(13,496)	—	—	—	—	—	—	(13,496)
Reclassification to non-income tax credits (*)	—	—	—	(363)	—	—	—	(363)
Depreciation	—	(3,086)	(21,055)	(62,788)	(52,147)	(1,503)	—	(140,579)
Closing net book amount	694,166	21,585	177,604	95,905	304,829	6,463	57,740	1,358,292

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and fittings	Bearer plants	Others	Work in progress	Total
At December 31, 2020
Fair value for farmlands / Cost	694,166	44,278	379,666	743,444	676,516	25,189	57,740	2,620,999
Accumulated depreciation	—	(22,693)	(202,062)	(647,539)	(371,687)	(18,726)	—	(1,262,707)
Net book amount	694,166	21,585	177,604	95,905	304,829	6,463	57,740	1,358,292
Year ended December 31, 2021
Opening net book amount	694,166	21,585	177,604	95,905	304,829	6,463	57,740	1,358,292
Exchange differences	142,390	2,772	20,923	(4,804)	(34,433)	20,567	9,299	156,714
Additions	—	169	11,681	55,463	88,530	2,615	46,371	204,829
Revaluation surplus	(126,675)	—	—	—	—	—	—	(126,675)
Reclassification from investment property	1,380	—	—	—	—	—	—	1,380
Transfers	—	(4,773)	23,049	13,471	149	104	(32,000)	—
Disposals	—	(8)	(126)	(4,078)	—	(63)	(42)	(4,317)
Reclassification to non-income tax credits (*)	—	—	—	(303)	—	—	—	(303)
Depreciation	—	(3,166)	(25,452)	(72,471)	(64,093)	(2,115)	—	(167,297)
Closing net book amount	711,261	16,579	207,679	83,183	294,982	27,571	81,368	1,422,623
At December 31, 2021
Fair value for farmlands / Cost	711,261	42,438	435,193	803,193	730,762	48,412	81,368	2,852,627
Accumulated depreciation	—	(25,859)	(227,514)	(720,010)	(435,780)	(20,841)	—	(1,430,004)
Net book amount	711,261	16,579	207,679	83,183	294,982	27,571	81,368	1,422,623

(*) Brazilian federal tax law allows entities to take a percentage of the total cost of the assets purchased as a tax credit. As of December 31, 2021 and 2020, ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) tax credits were reclassified to trade and other receivables.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

12.    Property, plant and equipment (continued)

Depreciation is calculated using the straight-line method to allocate their cost over the estimated usefull lives. Farmlands are not depreciated.

Farmland improvements	5-25 years
Buildings and facilities	20 years
Furniture and fittings	10 years
Computer equipment	3-5 years
Machinery and equipment	4-10 years
Vehicles	4-5 years
Bearer plants	6 years - based on productivity

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each statement of financial position date. Farmlands are measured at fair value. For all farmlands with a total valuation of US$711 million as of December 31, 2021, the valuation was determined using sales Comparison Approach prepared by an independent expert. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant premise being the price per hectare (Level 3). The Group estimated that, other factors being constant, a 10% reduction on the sales price for the period ended December 31, 2021 would have reduced the value of the farmlands on US$71 million (2020: US$69 million), which would impact, net of its tax effect on the "Revaluation surplus" item in the statement of Changes in Shareholders' Equity. If farmlands were stated on the historical cost basis, the amount as of December 31, 2020 would be US$194 million.

Depreciation charges are included in “Cost of production of Biological Assets," “Cost of production of manufactures products,”“General and administrative expenses,”“Selling expenses” and capitalized in “Property, plant and equipment” for the years ended December 31, 2021 and 2020.

During the year ended December 31, 2021, borrowing costs of US$2,831 (2020:US$3,861) were capitalized as components of the cost of acquisition or construction for qualifying assets.

Certain of the Group’s assets have been pledged as collateral to secure the Group’s borrowings and other payables. The net book value of the pledged assets amounts to US$124,554 as of December 31, 2021 (2020: US$451,904).

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

13.    Right of use assets

    Changes in the Group’s right of use assets in 2021 and 2020 were as follows:

	Agricultural partnerships (*)	Others	Total

At January 1, 2020
Opening net book amount	219,837	18,216	238,053
Exchange differences	(47,186)	(3,969)	(51,155)
Additions and re-measurements	53,149	10,467	63,616
Depreciation	(33,530)	(7,290)	(40,820)
Closing net book amount	192,270	17,424	209,694

At December 31, 2021
Opening net book amount	192,270	17,424	209,694
Exchange differences	(10,191)	(55)	(10,246)
Additions and re-measurements	95,030	15,497	110,527
Depreciation	(41,138)	(8,061)	(49,199)
Closing net book amount	235,971	24,805	260,776

    (*) Agricultural partnership has an average of 6 years duration.

Depreciation charges are included in “Cost of production of Biological Assets,”“Cost of production of manufactures products,”“General and administrative expenses,”“Selling expenses” and capitalized in “Property, plant and equipment” for the year ended December 31, 2021 and 2020.

14.    Investment property

Changes in the Group’s investment property in 2021 and 2020 were as follows:

	2021	2020
Beginning of the year	31,179	34,295
Net gain / (loss) from fair value adjustment (Note 8)	(4,331)	1,077
Reclassification to property, plant and equipment (i)	(1,380)	(3,127)
Exchange difference	6,664	(1,066)
End of the year	32,132	31,179
Fair value	32,132	31,179
Net book amount	32,132	31,179

(i) Relates with the expiration of contracts with third parties.

Investment properties are measured at Fair Value. For all Investment properties with a total valuation of US$32.1 million and US$31.2 million as of December 31, 2021 and 2020 respectively, the valuation was determined using Sales Comparison Approach prepared by an independent expert. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant premise being the price per hectare (Level 3). The increase /decrease in the Fair value is recognized in the Statement of income under the line item "Other operating income, net". The Group estimated that, other factors being constant, a 10% reduction on the Sales price for the period ended December 31, 2021 and 2020 would

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

14.    Investment property (continued)
have reduced the value of the Investment properties on US$3.2 million and US$3.1 million respectively, which would impact the line item "Net gain from fair value adjustment ".

15.    Intangible assets

Changes in the Group’s intangible assets in 2021 and 2020 were as follows:

	Goodwill	Software	Trademarks	Others	Total
At January 1, 2020
Cost	20,020	11,976	8,872	428	41,296
Accumulated amortization	—	(5,715)	(1,556)	(346)	(7,617)
Net book amount	20,020	6,261	7,316	82	33,679
Year ended December 31, 2020
Opening net book amount	20,020	6,261	7,316	82	33,679
Exchange differences	(1,687)	(954)	(80)	(35)	(2,756)
Additions	—	823	326	94	1,243
Disposal	—	(46)	—	(46)	(92)
Disposal of subsidiary	(3,851)	—	—	—	(3,851)
Amortization charge (i)	—	(820)	(412)	(61)	(1,293)
Closing net book amount	14,482	5,264	7,150	34	26,930
At December 31, 2020
Cost	14,482	11,799	9,118	441	35,840
Accumulated amortization	—	(6,535)	(1,968)	(407)	(8,910)
Net book amount	14,482	5,264	7,150	34	26,930
Year ended December 31, 2021
Opening net book amount	14,482	5,264	7,150	34	26,930
Exchange differences	2,144	595	1,407	(4)	4,142
Additions	—	1,823	—	73	1,896
Amortization charge (i)	—	(1,197)	(366)	(68)	(1,631)
Closing net book amount	16,626	6,485	8,191	35	31,337
At December 31, 2021
Cost	16,626	14,217	10,525	510	41,878
Accumulated amortization	—	(7,732)	(2,334)	(475)	(10,541)
Net book amount	16,626	6,485	8,191	35	31,337

(i)Amortization charges are included in “General and administrative expenses” and “Selling expenses” for the years ended December 31, 2021 and 2020, respectively. There were no impairment charges for any of the years presented (see Note 32 (a)).

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.    Biological assets

Changes in the Group’s biological assets in 2021 and 2020 were as follows:

	2021
	Crops (ii)	Rice (ii)	Dairy	All other segments	Sugarcane (ii)	Total
Beginning of the year	43,787	29,062	12,933	4,703	75,208	165,693
Increase due to purchases	—	—	—	1,559	—	1,559
Initial recognition and changes in fair value of biological assets (i)	73,990	43,834	19,895	1,362	88,659	227,740
Decrease due to harvest / disposals	(224,788)	(99,517)	(67,230)	(4,322)	(208,175)	(604,032)
Costs incurred during the year	151,971	62,477	50,323	2,842	116,252	383,865
Exchange differences	9,926	6,873	3,058	1,113	(617)	20,353
End of the year	54,886	42,729	18,979	7,257	71,327	195,178

	2020
	Crops (ii)	Rice (ii)	Dairy	All other segments	Sugarcane (ii)	Total
Beginning of the year	38,117	21,484	11,521	3,673	55,641	130,436
Increase due to purchases	—	—	—	580	—	580
Initial recognition and changes in fair value of biological assets (i)	40,104	18,677	12,344	1,256	50,348	122,729
Decrease due to harvest / disposals	(136,161)	(51,673)	(42,641)	(2,760)	(103,010)	(336,245)
Costs incurred during the year	103,076	41,243	32,043	2,003	85,006	263,371
Exchange differences	(1,349)	(669)	(334)	(49)	(12,777)	(15,178)
End of the year	43,787	29,062	12,933	4,703	75,208	165,693

(i) Biological asset with a production cycle of more than one year (that is dairy and cattle) generated “Initial recognition and changes in fair value of biological assets” amounting to US$13,600 for the year ended December 31, 2021 (2020: US$4,257). In 2021, an amount of US$966 (2020: US$2,414) was attributable to price changes, and an amount of US$12,634 (2020: US$1,843) was attributable to physical changes.
(ii) Biological assets that are measured at fair value within level 3 of the hierarchy.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.    Biological assets (continued)

Cost of production as of December 31, 2021:

	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	3,622	8,554	5,978	800	9,681	28,635
Depreciation and amortization	—	—	—	—	4,288	4,288
Depreciation of right of use assets	—	—	—	—	34,312	34,312
Fertilizers, agrochemicals and seeds	55,223	15,549	—	—	45,053	115,825
Fuel, lubricants and others	691	745	1,061	60	3,298	5,855
Maintenance and repairs	1,021	7,489	3,106	345	2,287	14,248
Freights	3,752	950	179	76	—	4,957
Contractors and services	49,213	23,602	—	10	7,072	79,897
Feeding expenses	—	—	20,534	373	—	20,907
Veterinary expenses	—	—	3,485	217	—	3,702
Energy power	36	3,666	1,092	6	—	4,800
Professional fees	430	187	104	6	408	1,135
Other taxes	1,339	118	10	97	53	1,617
Lease expense and similar arrangements	34,122	—	1	2	9,024	43,149
Others	2,522	1,617	762	29	776	5,706
Subtotal	151,971	62,477	36,312	2,021	116,252	369,033
Own agricultural produce consumed	—	—	14,011	821	—	14,832
Total	151,971	62,477	50,323	2,842	116,252	383,865

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.    Biological assets (continued)

Cost of production as of December 31, 2020:

	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	2,662	5,822	4,215	672	9,161	22,532
Depreciation and amortization	—	—	—	—	3,892	3,892
Depreciation of right of use assets	—	—	—	—	27,862	27,862
Fertilizers, agrochemicals and seeds	43,446	9,655	10	—	32,376	85,487
Fuel, lubricants and others	672	534	754	51	2,097	4,108
Maintenance and repairs	1,018	4,451	1,820	229	1,943	9,461
Freights	1,832	453	118	49	—	2,452
Contractors and services	30,170	15,681	—	19	5,600	51,470
Feeding expenses	—	—	13,092	285	—	13,377
Veterinary expenses	—	—	2,395	189	—	2,584
Energy power	51	2,138	863	6	—	3,058
Professional fees	564	1,838	162	4	344	2,912
Other taxes	1,185	100	8	83	51	1,427
Lease expense and similar arrangements	19,693	109	3	2	1,005	20,812
Others	1,783	462	460	9	675	3,389
Subtotal	103,076	41,243	23,900	1,598	85,006	254,823
Own agricultural produce consumed	—	—	8,143	405	—	8,548
Total	103,076	41,243	32,043	2,003	85,006	263,371

Biological assets in December 31, 2021 and 2020 were as follows:

	2021	2020
Non-current
Cattle for dairy production (i)	18,428	12,600
Breeding cattle (ii)	707	2,003
Other cattle (ii)	220	122
	19,355	14,725
Current
Breeding cattle (iii)	6,330	2,578
Other cattle (iii)	551	333
Sown land – crops (ii)	54,886	43,787
Sown land – rice (ii)	42,729	29,062
Sown land – sugarcane (ii) (iv)	71,327	75,208
	175,823	150,968
Total biological assets	195,178	165,693

(i)Classified as bearer and mature biological assets.
(ii)Classified as consumable and immature biological assets.
(iii)Classified as consumable and mature biological assets.
(iv)It includes 6,969 and 3,702 of crops planted in sugarcane farms.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.    Biological assets (continued)

The fair value less estimated point of sale costs of agricultural produce at the point of harvest amounted to US$532,480 for the year ended December 31, 2021 (2020: US$290,844).

The following table presents the Group’s biological assets that are measured at fair value at December 31, 2021 and 2020 (see Note 17 to see the description of each fair value level):

	2021				2020
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Cattle for dairy production	—	18,428	—	18,428	—	12,600	—	12,600
Breeding cattle	7,037	—	—	7,037	4,581	—	—	4,581
Other cattle	—	771	—	771	—	455	—	455
Sown land – sugarcane	—	—	71,327	71,327	—	—	75,208	75,208
Sown land – crops	—	—	54,886	54,886	—	—	43,787	43,787
Sown land – rice	—	—	42,729	42,729	—	—	29,062	29,062

There were no transfers between any levels during the year.

The following significant unobservable inputs were used to measure the Group’s biological assets using the discounted cash flow valuation technique:

Description	Unobservable inputs	Range of unobservable inputs		Relationship of unobservable inputs to fair value
		2021	2020
Sown land – sugarcane	Sugarcane yield – tonnes per hectare; Sugarcane TRS (kg of sugar per ton of cane) Production Costs – US$ per hectare. (Include maintenance, harvest and leasing costs)	'-Sugarcane yield: 50-100 tn/ha -Sugarcane TRS: 120-140 kg of sugar/ton of cane -Maintenance costs: 500-800 US$/ha -Harvest costs: 6.0-12.0 US$/ton of cane -Leasing costs: 12.0-14.4 tn/ha	'-Sugarcane yield: 60-100tn/ha - Sugarcane TRS: 120-140kg of sugar/ton of cane - Maintenance costs: 400-600 US$/ha - Harvest costs: 6.0-12.0 US$/ton of cane - Leasing costs: 12.0-14.4 tn/ha	The higher the sugarcane yield, the higher the fair value. The higher the maintenance, harvest and leasing costs per hectare, the lower the fair value. The higher the TRS of sugarcane, the higher the fair value.

Sown land – crops	Crops yield – tonnes per hectare; Commercial Costs – US$ per hectare; Production Costs – US$ per hectare.
'- Crops yield: 0.85 – 5.6 tn/ha for Wheat, 3.0 – 10 tn/ha for Corn, 1.1 - 4.0 tn/ha for Soybean, 1.7 - 2.5 for Sunflower and 2.5 - 3.6 tn/ha for Peanut - Commercial Costs: 17-54 US$/tn for Wheat, 14-62 US$/ton for Corn, 19-65 US$/ton for Soybean, 18-49 US$/ton for Sunflower and 36-69 US$/ha for Peanut - Production Costs: 166-899 US$/ha for Wheat, 334-1449 US$/ha for Corn, 214-1096 US$/ha for Soybean, 308-1005 US$/ha for Sunflower and 802-2060 US$/ha for Peanut

'- Crops yield: 0.95 – 5.5 tn/ha for Wheat, 2.5 – 11  tn/ha for Corn, 0.8 - 3.8 tn/ha for Soybean, 0.6-3.0 for Sunflower and 2.5 - 3.5 tn/ha for Peanut
- Commercial Costs: 6-43 US$/ha for Wheat, 2-51 US$/ha for Corn, 7-59 US$/ha for Soybean, 1-71 US$/ha for Sunflower and 22.0 - 31.0 US$/ha for Peanut
- Production Costs: 115-612 US$/ha for Wheat, 198-990 US$/ha for Corn, 159-750 US$/ha for Soybean, 233-641 US$/ha for Sunflower and 695.0 - 1,400.0 US$/ha for Peanut
The higher the crops yield, the higher the fair value. The higher the commercial and direct costs per hectare, the lower the fair value.
Sown land – rice	Rice yield – tonnes per hectare; Commercial Costs – US$ per hectare; Production Costs – US$ per hectare.	'-Rice yield: 3.2 -10.1 tn/ha -Commercial Costs: 8-25 US$/ha -Production Costs: 810-1300 US$/ha	'-Rice yield: 6.5 -7.5 tn/ha -Commercial Costs: 8-16 US$/ha -Production Costs: 750-950 US$/ha	The higher the rice yield, the higher the fair value. The higher the commercial and direct costs per hectare, the lower the fair value.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.    Biological assets (continued)

As of December 31, 2021, the impact of a reasonable 10% increase (decrease) in estimated costs, with all other variables held constant, would result in a decrease (increase) in the fair value of the Group’s plantations less cost to sell of US$14.8 million for sugarcane, US$5.4 million for crops and US$4.9 million for rice.

As of December 31, 2020, the impact of a reasonable 10% increase (decrease) in estimated costs, with all other variables held constant, would result in a decrease (increase) in the fair value of the Group’s plantations less cost to sell of US$14.7 million for sugarcane, US$3.7 million for crops and US$3.7 million for rice.

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

	Financial assets at amortized cost	Assets at fair value through profit or loss	Subtotal financial assets	Non- financial assets	Total
December 31, 2021
Assets as per statement of financial position
Trade and other receivables	101,371	—	101,371	86,709	188,080
Derivative financial instruments	—	1,585	1,585	—	1,585
Cash and cash equivalents	199,766	—	199,766	—	199,766
Total	301,137	1,585	302,722	86,709	389,431

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.    Financial instruments by category (continued)

	Liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Subtotal financial liabilities	Non- financial liabilities	Total
Liabilities as per statement of financial position
Trade and other payables	—	153,459	153,459	15,571	169,030
Borrowings (i)	—	817,651	817,651	—	817,651
Leases Liabilities	—	246,854	246,854	—	246,854
Derivative financial instruments (i)	1,283	—	1,283	—	1,283
Total	1,283	1,217,964	1,219,247	15,571	1,234,818

	Financial assets at amortized cost	Assets at fair value through profit or loss	Subtotal financial assets	Non- financial assets	Total
December 31, 2020
Assets as per statement of financial position
Trade and other receivables	109,231	—	109,231	88,697	197,928
Derivative financial instruments	—	2,102	2,102	—	2,102
Cash and cash equivalents	336,282	—	336,282	—	336,282
Total	445,513	2,102	447,615	88,697	536,312

	Liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Subtotal financial liabilities	Non- financial liabilities	Total
Liabilities as per statement of financial position
Trade and other payables	—	114,813	114,813	11,792	126,605
Borrowings (i)	—	971,090	971,090	—	971,090
Leases Liabilities	—	195,772	195,772	—	195,772
Derivative financial instruments (i)	13,141	—	13,141	—	13,141
Total	13,141	1,281,675	1,294,816	11,792	1,306,608

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

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.    Financial instruments by category (continued)

Income, expense, gains and losses on financial instruments can be assigned to the following categories:

	Financial asset / liabilities at amortized cost	Assets/ liabilities at fair value through profit or loss	Total
December 31, 2021
Interest income (i)	4,081	—	4,081
Interest expense (i)	(62,536)	—	(62,536)
Foreign exchange (losses) / gain (i)	18,939	—	18,939
Loss from derivative financial instruments (ii)	—	(15,478)	(15,478)
Finance cost related to lease liabilities	(16,502)	—	(16,502)

	Financial assets / liabilities at amortized cost	Assets/ liabilities at fair value through profit or loss	Total
December 31, 2020
Interest income (i)	4,084	—	4,084
Interest expense (i)	(58,282)	—	(58,282)
Foreign exchange gains losses (i)	(109,266)	—	(109,266)
Loss from derivative financial instruments (ii)	—	(8,228)	(8,228)
Finance cost related to lease liabilities	(12,532)	—	(12,532)

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

As of December 31, 2021 and 2020, the financial instruments recognized at fair value on the statement of financial position comprise derivative financial instruments.

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

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.    Financial instruments by category (continued)

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of December 31, 2021 and 2020 and their allocation to the fair value hierarchy:

		Level 1	Level 2	Total
Assets
Derivative financial instruments	2021	828	757	1,585
Derivative financial instruments	2020	151	1,951	2,102

Liabilities
Derivative financial instruments	2021	(1,283)	—	(1,283)
Derivative financial instruments	2020	(12,984)	(157)	(13,141)

There were no transfers within level 1 and 2 during the years ended December 31, 2021 and 2020.

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for this purpose, details of which may be obtained from the following table:

Class	Pricing Method	Parameters	Pricing Model	Level	Total

Futures	Quoted price	—	—	1	(455)

Interest-rate swaps	Theoretical price	Money market interest-rate curve	Present value method	2	757
					302

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

18.    Trade and other receivables, net

	2021	2020
Non-current
Advances to suppliers	952	1,704
Income tax credits	6,862	5,283
Non-income tax credits (i)	19,156	18,195
Judicial deposits	1,674	2,188
Receivable from disposal of subsidiary (Note 21)	9,830	23,093
Other receivables	3,757	1,803
Non-current portion	42,231	52,266
Current
Trade receivables	63,726	58,530
Less: Allowance for trade receivables	(3,023)	(3,965)
Trade receivables – net	60,703	54,565
Prepaid expenses	9,405	10,427
Advances to suppliers	19,074	17,751
Income tax credits	1,846	1,709
Non-income tax credits (i)	29,414	33,628
Receivable from disposal of subsidiary (Note 21)	17,259	15,506
Cash collateral	21	36
Other receivables	8,127	12,040
Subtotal	85,146	91,097
Current portion	145,849	145,662
Total trade and other receivables, net	188,080	197,928

(i) Includes US$303 (2020: US$363) reclassified from property, plant and equipment.

The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other receivables approximate their carrying amount, as the impact of discounting is not significant.

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies (expressed in U.S. Dollars):

	2021	2020
Currency
U.S. Dollar	62,604	56,531
Argentine Peso	55,260	55,433
Uruguayan Peso	460	811
Brazilian Reais	69,756	85,153
	188,080	197,928

As of December 31, 2021 trade receivables of US$11,224 (2020: US$11,623) were past due but not impaired. The aging analysis of these receivables indicates that US$717 and US$977 are over 6 months in December 31, 2021 and 2020, respectively.

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

Movements on the Group’s allowance for trade receivables are as follows:

	2021	2020	2019
At January 1	3,965	3,773	2,503
Charge of the year	2,022	2,192	3,656
Acquisition of subsidiary	—	—	46
Unused amounts reversed	(970)	(769)	(1,314)
Used during the year	(1,456)	(446)	(48)
Exchange differences	(538)	(785)	(1,070)
At December 31	3,023	3,965	3,773

The creation and release of allowance for trade receivables have been included in “Selling expenses” in the statement of income. Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above.

As of December 31, 2021, approximately 53% (2020: 25%) of the outstanding unimpaired trade receivables (neither past due not impaired) relate to sales to 24 well-known multinational companies with good credit quality standing, including but not limited to Itersnack Procurement B.V., Camara de Comercializacao de Energia Electrica CCEE, The Real Peunats Company, Interfood Americas S.A., Mastellone Hnos. S.A., Cencosud S.A., among others. Most of these entities or their parent companies are externally credit-rated. The Group reviews these external ratings from credit agencies.

The remaining percentage as of December 31, 2021 and 2020 of the outstanding unimpaired trade receivables (neither past due nor impaired) relate to sales to a dispersed large quantity of customers for which external credit ratings may not be available. However, the total base of customers without an external credit rating is relatively stable.

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

19.    Inventories

	2021	2020
Raw materials	101,270	56,420
Finished goods (Note 5) (1)	138,254	77,041
	239,524	133,461

(1) Finished goods of Crops reportable segment are valued at fair value.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

20.    Cash and cash equivalents

	2021	2020
Cash at bank and on hand	152,721	178,079
Short-term bank deposits	47,045	158,203
	199,766	336,282

21.    Disposals and acquisitions

Acquisitions

In January 2019, the Company acquired, the remaining 50% of CHS Agro S.A. a joint venture between the Company and CHS Argentina S.A. After this acquisition, we own 100% of CHS Agro S.A. which has since been renamed as Girasoles del Plata S.A. The consideration for this operation was nominal. At the day of the acquisition, the company had our participation valued at 0. As a result of this transaction, the Company recognized a gain in the line item Other Operating Income of USD 0.2 million.

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

In February 2019, the Company acquired two dairy facilities from SanCor Cooperativas Unidas Limitada ("SanCor"). The first facility is located in Chivilcoy, Province of Buenos Aires and processes fluid milk while the second facility is located in Morteros, Province of Cordoba and produces powder milk and cheese. Together with these facilities, the company also acquired the brands Las Tres Niñas and Angelita. The total consideration for these operations was US$47 million. This transaction qualifies as a purchase of assets.

Disposals

In December 2020, the Company completed the sale of Global Seward S.L.U. and Peak City S.L.U. wholly owned subsidiaries, which main underlying asset is Huelen Farm at the selling price of US$30.1 million, USD 10.1 million were collected at closing, an other 10 million during 2021. The balance will be collected by the end of 2022. This transaction resulted in a loss before tax of US$ 0.6 million included in the line item “Other operating income,”and also in the reclassification of Revaluation surplus to retained earnings of US$2.2 million.

In June 2020, the Company collected US$12.1 million in consideration of the sale of 811.70 hectares farm in the Province of Santa Fe, Argentina. This transaction resulted in a gain before tax of US$2.1 million included in the line item “Other operating income” and also in the reclassification of Revaluation surplus to retained earnings before income tax of US$8.0 million reflected in the Statements of changes in shareholders equity.

In January 2019, we completed the sale of Q065 Negócios Imobiliários Ltda., a wholly owned subsidiary, which main underlying asset is the Alto Alegre Farm, for a selling price of US$16.6 million (Reais 62.5 million), of which US$2.2 million (Reais 8.4 million) has already been collected and the balance will be collected in seven annual installments starting in June 2019. This transaction resulted in a gain before tax of US$1.5 million, and also in the reclassification of Revaluation surplus to retained earnings of US$8.0 million.

Agreement to acquire rice operations

On December 21, 2021, the Group, through certain subsidiaries, agreed to acquire the rice production operations in Uruguay and Argentina currently owned by certain subsidiaries of Viterra Limited, a third party company. The acquisition is subject to the satisfaction of customary closing conditions, including the receipt of certain government approvals in Uruguay,

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

21.    Disposals and acquisitions (continued)

among others. These conditions have not been satisfied as of the date of these financial statements and therefore the acquisition is not closed.

The terms and conditions of the agreement contemplate the payment, subject to adjustments, of an amount of US$18 million in three annual installments and the assumption of existing financial debt for an amount to be finally determined at closing (approximately US$20 million as of the date of these financial statements). The assets acquired will include but are not limited to all biological assets attached to the farms and the rice and rough rice stocks existing at closing. The rice operations are conducted through four rice processing and storage plants in Uruguay, one rice processing plant in Argentina, and one storage plant in Argentina, all of which form part of the agreement.

22.    Shareholders' contributions

The share capital of the Group is represented by common shares with a nominal value of US$1.5 per share and one vote each.

	Number of shares	Share capital and share premium
At January 1, 2019	122,382	1,084,076
Restricted shares and units vested (Note 23)	—	4,455
Purchase of own shares	—	(3,219)
At December 31,2019	122,382	1,085,312
Restricted shares and units vested (Note 23)	—	4,182
Purchase of own shares	—	(3,106)
At December 31,2020	122,382	1,086,388
Restricted shares units vested (Note 23)	—	3,594
Purchase of own shares	—	(55,349)
At December 31,2021	122,382	1,034,633

(1)Treasury shares were used to settle these options and units.

Decision of the Extraordinary General Shareholders’ meeting

On April 20, 2022 the extraordinary general meeting of the shareholders of the Company resolved to reduce the issued share capital of the Company by an amount of $16,500,000 by the cancellation of 11,000,000 shares with a nominal value of $1.50 each held in treasury by the Company so that, as from April 20, 2022, our issued share capital amounts to $167,072,722.50, represented by 111,381,815 shares in issue (of which 52,254 are treasury shares) with a nominal value of $1.50 each.

Share Repurchase Program

On September 24, 2013, the Board of Directors of the Company has authorized a share repurchase program for up to 5% of its outstanding shares. The repurchase program has commenced on September 24, 2013 and is reviewed by the Board of Directors after each 12-month period. On August 10, 2021, the Board of Directors approved the extension of the program for an additional twelve-month period, ending September 23, 2022.

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

As of December 31, 2021, the Company repurchased 17,366,080 shares under this program, of which 6,143,349 have been applied to some exercise of the Company’s stock option plan and restricted stock units and the grant of restricted shares.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

In 2021, 2020 and 2019 the Company repurchased shares for an amount of US$ thousands 66,462; US$ thousands 4,365 and US$ thousands 4,263 respectively. The outstanding treasury shares as of December 31, 2021 totaled 11,285,043.

Annual Dividend Proposal

On March 11, 2022 the Company’s Board of Directors proposed, for the approval of the Annual General Shareholders' meeting to be held on April 20, 2022, the payment of an annual dividend of $35 million to be paid to outstanding shares in two installments in May and November. This proposal was approved by the Shareholders’ meeting These Consolidated Financial Statements do not reflect this dividend payable.

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

Movements in the number of equity-settled options outstanding and their related weighted average exercise prices under the Adecoagro/ IFH 2004 Stock Incentive Option Plan are as follows:

	2021		2020		2019
	Average exercise price per share	Options (thousands)	Average exercise price per Share	Options (thousands)	Average exercise price per Share	Options (thousands)
At January 1	6.66	1,634	6.66	1,634	6.66	1,634
Exercised	—	—	—	—	—	—
At December 31	6.66	1,634	6.66	1,634	6.66	1,634

Options outstanding at year end under this Plan have the following expiry date and exercise prices:

	Exercise price per share	Shares (in thousands)
Expiry date (i):		2021	2020	2019
May 1, 2024	5.83	496	496	496
May 1, 2025	5.83	452	452	452
January 1, 2026	5.83	142	142	142
February 16, 2026	7.11	103	103	103
October 1, 2026	8.62	441	441	441

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

At December 31, 2021, the Group recognized compensation expense US$6.6 million related to the restricted stock units granted under the Restricted Share Plan (2020: US$4.4 million and 2017: US$4.7 million).

The restricted shares under the Restricted Share Plan were measured at fair value at the date of grant.

Key grant-date fair value and other assumptions under the Restricted Share Plan are detailed below:

Grant Date	Apr 1, 2019	May 15, 2019	Apr 1, 2020	May 12, 2020	Apr 1, 2021	May 13, 2021
Fair value	7.00	7.20	5.65	7.45	8.36	8.09
Possibility of ceasing employment before vesting	—%	—%	—%	—%	—%	—%

Movements in the number of restricted shares outstanding under the Restricted Share Plan are as follows:

	Restricted shares (thousand)			Restricted stock units (thousands)
	2021	2020	2019	2021	2020	2019
At January 1	1,222	750	—	174	508	976
Granted (1)	1,067	751	753	—	—	20
Forfeited	(32)	(24)	(3)	—	(10)	(12)
Vested	(491)	(255)	—	(174)	(324)	(476)
At December 31	1,766	1,222	750	—	174	508

(1) Approved by the Board of Directors of March 09, 2021 and the Shareholders Meeting of April 21, 2021.

24.    Legal and other reserves

According to the laws of certain of the countries in which the Group operates, a portion of the profit of the year (5%) is separated to constitute legal reserves until they reach legal capped amounts. These legal reserves are not available for dividend distribution and can only be released to absorb losses. The legal limit of these reserves has not been met.

Legal and other reserves amount to US$14,643 as of December 31, 2021 (2020: US$9,662) and are included within the balance of retained earnings in the statement of changes in shareholders’ equity.

The Company may make distributions in the form of dividends or otherwise to the extent that it has distributable retained earnings or available distributable reserves (including share premium) that result from the Stand Alone Financial Statements prepared in accordance with Luxembourg GAAP. No distributable retained earning result from the Stand Alone Financial Statements of the Company as of December 31, 2021, but the Company has distributable reserves in excess of US$935,111.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

24.    Legal and other reserves (continued)

In the other reserves line, it is included the benefit that the Company has regarding ICMS conceded by the government of the Estate of Mato Grosso do Sul. In accordance with the Complementary Law 160/17, grants related to ICMS, conceded by any Estate of Brazil, were considered as Investments Grants. This investment grants will not be computed to calculate income tax, since they were accounted as an Equity Reserve. This reserve cannot be distributed, unless income tax is paid on the reserve.

25.    Trade and other payables

	2021	2020
Non-current
Other payables	284	290
	284	290
Current
Trade payables	151,979	110,662
Advances from customers	8,705	4,755
Taxes payable	6,866	7,037
Payables from acquisition of property, plant and equipment	—	3,569
Other payables	1,196	292
	168,746	126,315
Total trade and other payables	169,030	126,605

The fair values of current trade and other payables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other payables approximate their carrying amounts, as the impact of discounting is not significant.

26.    Borrowings

	2021	2020
Non-current
Senior Notes	497,455	497,009
Bank borrowings	208,032	316,455
	705,487	813,464
Current
Senior Notes	8,250	8,250
Bank overdrafts	11,768	50,447
Bank borrowings	92,146	98,929
	112,164	157,626
Total borrowings	817,651	971,090

As of December 31, 2021, total bank borrowings include collateralized liabilities of US$70,221 (2020: US$97,999). These loans are mainly collateralized by property, plant and equipment, sugarcane plantations, sugar export contracts and shares of certain subsidiaries of the Group.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

26.    Borrowings (continued)

Notes 2027

On September 21, 2017, the Company issued senior notes (the “Notes”) for US$500 million, at an annual nominal rate of 6%. The Notes will mature on September 21, 2027. Interest on the Notes are payable semi-annually in arrears on March 21 and September 21 of each year. The total proceeds nets of expenses was US$495.7 million.

The Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of our current and future subsidiaries. As of the Issue Date, Adeco Agropecuaria S.A., Adecoagro Brasil Participações S.A., Adecoagro Vale do Ivinhema S.A., Pilagá S.A. and Usina Monte Alegre Ltda. are the only Subsidiary Guarantors.

The Notes contain customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions. As of December 31, 2021 and 2020 the Group was in compliance with these financial covenants.

The maturity of the Group's borrowings and the Group's exposure to fixed and variable interest rates is as follows:

	2021	2020
Fixed rate:
Less than 1 year	104,349	116,113
Between 1 and 2 years	12,503	52,175
Between 2 and 3 years	12,500	39,844
Between 3 and 4 years	—	12,500
More than 5 years	497,455	497,009
	626,807	717,641
Variable rate:
Less than 1 year	7,815	41,513
Between 1 and 2 years	5,075	32,870
Between 2 and 3 years	31,754	6,035
Between 3 and 4 years	29,255	5,154
Between 4 and 5 years	71,045	28,334
More than 5 years	45,900	139,543
	190,844	253,449
	817,651	971,090

Borrowings incurred by the Group’s subsidiaries in Brazil are repayable at various dates between January 2022 and November 2027 and bear either fixed interest rates ranging from 2.50% to 7.95% per annum or variable rates based on base-rates plus spreads ranging from 5.16% to 14.73% per annum. As of December 31, 2021 and 2020 there are no borrowings subject to LIBOR (six months).

Borrowings incurred by the Group’s subsidiaries in Argentina are repayable at various dates between January 2022 and June 2028 and bear either fixed interest rates ranging from —% and 6.2% per annum or variable rates based on LIBOR or other specific base-rates plus spreads of 4.0% for those borrowings denominated in U.S. Dollar, and a fixed interest rates ranging from 34% to 39% per annum for those borrowings denominated in Argentine pesos.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

26.    Borrowings (continued)

Brazilian Subsidiaries

The main loans of the Group’s Brazilian Subsidiaries are:

Bank	Grant date	Nominal amount		Capital outstanding as of December 31				Maturity date	Annual interest rate
				2021			2020
		(In millions)		Millions of Reais		Millions of equivalent Dollars	Millions of equivalent Dollars
Banco Do Brasil (FCO) (1)	October 2012	R$	130.0	R$	17.7	3.17	7.08	November 2022	2.94% minus 15% of performance bonus
Itau BBA (FINAME) (2)	December 2012	R$	45.9	R$	2.1	0.37	1.40	December 2022	2.50%
Banco do Brasil / Itaú BBA (FINEM) (3)	September 2013	R$	273.0	R$	26.5	4.75	9.51	January 2023	7.29%
BNDES (FINEM) (4)	November 2013	R$	215.0	R$	29.5	5.28	10.66	January 2023	4.63%
Certificados Recebíveis do Agronegócio (CRA)	December 2019	R$	467.0	R$	467.0	83.68	77.92	November 2027	3.80% + IPCA
Debenture	December 2020	R$	447.0	R$	447.0	80.10	14.43	December 2026	4.24% + IPCA
ING Bank N.V (5)	October 2018	US$	75.0	US$	—	—	75.0	October 2023	6.33%

(1)Collateralized by (i) a first degree mortgage of the Carmen farm; and (ii) liens over the Ivinhema mill and equipment.
(2)Collateralized by (i) a first degree mortgage of the Carmen farm; (ii) liens over the Ivinhema mill and equipment; and (iii) long term power purchase agreements (PPA).
(3)Collateralized by (i) liens over the Ivinhema mill and equipment; and (ii) power sales contracts.
(4)Collateralized by long term power purchase agreement (PPA).
(5)Canceled during 2021.

In December 2019, Adecoagro Vale do Ivinhema placed R$400.0 million in Certificados de Recebíveis do Agronegócio (CRA) adjustable by the IPCA (Brazilian official inflation rate), maturing in November 2027 and bearing an interest 3.80% per annum. This debt was issued with no guarantee.

The above mentioned loans, except the CRA, contain certain customary financial covenants and restrictions which require the company to meet pre-defined financial ratios, among other restrictions, as well as restrictions on the payment of dividends. These financial ratios are measured considering the statutory financial statements of the Brazilian Subsidiaries.

As of December 31, 2021 and 2020 the Group was in compliance with all financial covenants.

Argentinian Subsidiaries

The main loans of the Group’s Argentinian Subsidiaries are:

Bank	Grant date	Nominal amount	Capital outstanding as of December 31		Maturity date	Annual interest rate
			2021	2020
		(In millions)	(In millions)	(In millions)
Rabobank (1)	2018	US$50.0	37.50	50.00	June, 2024	6.17%
IFC Tranche A (2)	2020	US$12.6	12.35	12.60	June, 2028	4% plus LIBOR
IFC Tranche B (2)	2020	US$9.4	9.22	9.41	June, 2028	4% plus LIBOR

(1) Collateralized by the pledged of the shares of Dinaluca S.A., Compañía Agroforestal S.M.S.A. and Girasoles del Plata S.A.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

26.    Borrowings (continued)

(2) Collateralized by a US$241.8 million mortgage over Carmen, Abolengo, San Carlos, Las Horquertas, and La Rosa farm, which is property of Adeco Agropecuaria S.A. A US$35.7 million mortgage over El Meridiano farm, which is property of Pilaga S.A. and a US$44.3 million mortgage over Santa Lucia farm, which is property of Bañados del Salado S.A.

Loan with International Finance Corporation (IFC)

In June 2020, our Argentine subsidiaries, Adeco Agropecuaria S.A., Pilagá S.A. and L3N S.A. entered into a US$100 million loan agreement with International Finance Corporation (IFC), member of the World Bank Group. The loan's tenor is eight years, including a two-year grace period, with a rate of LIBOR + 4%. In October 2020, US$22 million has been received. In December 2021, we entered into an amendment reducing the total amount to USD 60 million, that the group could request the withdrawal until June, 2022. If the Company withdraw the full amount, the rate would be reduced to LIBOR + 3%
The loan contains customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions.

The above mentioned loans contain certain customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions, as well as restrictions on the payment of dividends. These financial ratios are measured considering the statutory financial statements of the Argentinian Subsidiaries.

As of December 31 2021 and 2020 the Group was in compliance with all financial covenants.

The carrying amount of short-term borrowings is approximate its fair value due to the short-term maturity. Long term borrowings subject to variable rate approximate their fair value.The fair value of long-term subject to fix rate do not significant differ from their fair value. The fair value (level 2) of the notes as of December 31 2021 and 2020 equals US$517.3 million and US$528 million, 103.47% and 105.65% of the nominal amount, respectively.

The breakdown of the Group’s borrowing by currency is included in Note 2 - Interest rate risk.

Evolution of the Group's borrowings as December 31, 2021 and 2020 is as follow:

	2021	2020
Amount at the beginning of the year	971,090	968,280
Proceeds from long term borrowings	30,972	116,015
Payments of long term borrowings	(108,425)	(34,750)
Proceeds from short term borrowings	286,115	207,217
Payments of short term borrowings	(328,463)	(233,540)
Payments of interest (1)	(49,592)	(57,914)
Accrued interest	48,791	52,800
Exchange differences, inflation and translation, net	(52,693)	(55,612)
Others	19,856	8,594
Amount at the end of the year	817,651	971,090
(1) Excludes payment of interest related to trade and other payables.

27.     Lease liabilities

	2021	2020
Lease liabilities
Non-current	201,718	159,435
Current	45,136	36,337
	246,854	195,772

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

27.    Lease liabilities (continued)

The maturity of the Group’s lease liabilities is as follows:

	2021	2020
Less than 1 year	45,136	36,337
Between 1 and 2 years	44,847	20,276
Between 2 and 3 years	38,745	30,228
Between 3 and 4 years	30,085	23,920
Between 4 and 5 years	24,072	19,951
More than 5 years	63,969	65,060
	246,854	195,772

	Agricultural "partnerships"	Others	Total
Amount at the beginning of the year	178,423	17,349	195,772
Exchange differences	(11,698)	51	(11,647)
Additions and re-measurement	93,091	15,409	108,500
Payments	(53,206)	(9,067)	(62,273)
Finance cost related to lease liabilities	15,403	1,099	16,502
Closing net book amount	222,013	24,841	246,854

28.    Payroll and social security liabilities

	2021	2020
Non-current
Social security payable	1,243	1,075
	1,243	1,075
Current
Salaries payable	2,617	2,774
Social security payable	3,499	2,827
Provision for vacations	8,136	6,866
Provision for bonuses	10,799	10,866
	25,051	23,333
Total payroll and social security liabilities	26,294	24,408

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

The table below shows the movements in the Group's provisions for other liabilities categorized by type of provision:

	Labor, legal and other claims	Others	Total
At January 1, 2020	3,126	46	3,172
Additions	890	1,449	2,339
Used during year	(407)	—	(407)
Exchange differences	(745)	—	(745)
At December 31, 2020	2,864	1,495	4,359
Additions	917	3,475	4,392
Used during year	(1,028)	(1,455)	(2,483)
Exchange differences	(226)	(56)	(282)
At December 31, 2021	2,527	3,459	5,986

Analysis of total provisions:

	2021	2020
Non current	2,565	2,705
Current	3,421	1,654
	5,986	4,359

The Group is engaged in several legal proceedings, including tax, labor, civil, administrative and other proceedings in Brazil, which qualified as contingent liabilities for an aggregate claimed nominal amount of US$72.1 million and US$73.7 million as of December 31, 2021 and 2020, respectively. These amounts refers to a claim of the tax authorities in Brazil of the exclusion of the calculation base of Income Tax of the accelerated depreciation of rural activity as provided for in article 6 of Provisional Measure 2,159-70 / 01 and in Article 325 of the Income Tax Regulation / 18.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

30.    Group companies

The following table details the subsidiaries that comprised the Group as of December 31, 2021 and 2020:

			2021	2020
	Activities	Country of incorporation and operation	Ownership percentage held if not 100%	Ownership percentage held if not 100%
Details of principal subsidiary undertakings:
Operating companies (unless otherwise stated):
Adeco Agropecuaria S.A.	(a)	Argentina	—	—
Pilagá S.A.	(a)	Argentina	99.94%	99.94%
Cavok S.A.	(a)	Argentina	51%	51%
Establecimientos El Orden S.A.	(a)	Argentina	51%	51%
Bañado del Salado S.A.	(a)	Argentina	—	—
Agro Invest S.A.	(a)	Argentina	51%	51%
Forsalta S.A.	(a)	Argentina	51%	51%
Dinaluca S.A.	(a)	Argentina	—	—
Compañía Agroforestal S.M.S.A.	(a)	Argentina	—	—
Energía Agro S.A.U.	(a)	Argentina	—	—
L3N S.A.	(d)	Argentina	—	—
Maní del Plata S.A.	(a)	Argentina	—	—
Girasoles del Plata S.A.	(a)	Argentina	—	—
Adeco Agropecuaria Brasil S.A.	(b)	Brazil	—	—
Adecoagro Vale do Ivinhema S.A. ("AVI")	(b)	Brazil	—	—
Usina Monte Alegre Ltda. ("UMA")	(b)	Brazil	—	—
Monte Alegre Energia Ltda.	(b)	Brazil	—	—
Adecoagro Energia Ltda.	(b)	Brazil	—	—
Adecoagro Agricultura e Participação Ltda.	(b)	Brazil	—	—
Kelizer S.A.	(a)	Uruguay	—	—
Adecoagro Uruguay S.A.	(a)	Uruguay	—	—
Adecoagro Chile S.P.A	(a)	Chile	—	—
Holdings companies:
Adeco Brasil Participações S.A.	—	Brazil	—	—
Adecoagro LP S.C.S.	—	Luxembourg	—	—
Adecoagro GP S.a.r.l.	—	Luxembourg	—	—
Ladelux S.C.A.	—	Uruguay	—	—
Spain Holding Companies	(c)	Spain	—	—

(a) Mainly crops, rice, cattle and others.
(b) Mainly sugarcane, ethanol and energy.
(c) Comprised by (1) wholly owned subsidiaries: Kadesh Hispania S.L.U.; Leterton España S.L.U.; Global Asterion S.L.U.; Global Acasto S.L.U.; Global Laertes S.L.U.; Global Pindaro S.L.U.; Global Pileo S.L.U.; Peak Texas S.L.U.; Global Neimoidia S.L.U. and 51% controlled subsidiaries; Global Acamante S.L.U.; Global Carelio S.L.U.; Global Calidon S.L.U.; Global Mirabilis S.L.U. Global Anceo S.L.U.Global Hisingen S.L.U.
(d) Mainly dairy.

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

31.    Related-party transactions

The following is a summary of the balances and transactions with related parties:

Related party	Relationship	Description of transaction	Income (loss) included in the statement of income			Balance receivable (payable)/(equity)
			2021	2020	2019	2021	2020

Management and selected employees	Employment	Compensation selected employees	(7,883)	(5,232)	(7,122)	(16,198)	(15,499)

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

(a) Impairment of non-financial assets

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

    Based on these criteria, management identified a total amount of 39 CGUs as of September 30, 2021 and 40 CGUs as of September 30, 2020.

As of September 30, 2021 and 2020, due to the fact that there were no impairment indicators, the Group only tested those CGUs with allocated goodwill in Argentina and Brazil.

    CGUs tested based on a fair-value-less-costs-to-sell model at September 30, 2021 and 2020:

    As of September 30, 2021, the Group identified 11 CGUs in Argentina (2020: 12 CGUs) to be tested based on this model (all CGUs with allocated goodwill). Estimating the fair value less costs-to-sell is based on the best information available, and refers to the amount at which the CGU could be bought or sold in a current transaction between willing parties. Management may be assisted by the work of external advisors. When using this model, the Group applies the “sales comparison approach” as its method of valuing most properties, which relies on results of sales of similar agricultural properties to estimate the value of the CGU. This approach is based on the theory that the fair value of a property is directly related to the selling prices of similar properties.

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

    The following table shows only the 11 CGUs (2020: 12 CGUs) where goodwill was allocated at each period end and the corresponding amount of goodwill allocated to each one:

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

32.    Critical accounting estimates and judgments (continued)

CGU / Operating segment / Country	September 30, 2021	September 30, 2020
La Carolina / Crops / Argentina	197	168
La Carolina / Cattle / Argentina	32	27
El Orden / Crops / Argentina	212	180
El Orden / Cattle / Argentina	8	7
La Guarida / Crops / Argentina	1,407	1,196
La Guarida / Cattle / Argentina	725	616
Los Guayacanes / Crops / Argentina	2,606	2,215
Doña Marina / Rice / Argentina	4,536	3,856
Huelen / Crops / Argentina (1)	—	3,838
El Colorado / Crops / Argentina	2,256	1,918
El Colorado / Cattle / Argentina	22	19
Closing net book value of goodwill allocated to CGUs tested (Note 15)	12,001	14,040
Closing net book value of PPE items allocated to CGUs tested	143,064	161,010
Total assets allocated to CGUs tested	155,065	175,050

(1) Dispose on December 2020, see Note 21.

Based on the testing above, the Group determined that none of the CGUs, with allocated goodwill, were impaired at September 30, 2021 and 2020.

    CGUs tested based on a value-in-use model at September 30, 2021 and 2020:

As of September 30, 2021, the Group identified 2 CGUs (2020: 2 CGUs) in Brazil to be tested based on this model (all CGUs with allocated goodwill). The determination of the value-in-use calculation required the use of significant estimates and assumptions related to management’s cash flow projections. In performing the value-in-use calculation, the Group applied pre-tax rates to discount the future pre-tax cash flows. In each case, these key assumptions have been made by management reflecting past experience and are consistent with relevant external sources of information, such as appropriate market data. In calculating value-in-use, management may be assisted by the work of external advisors.

The key assumptions used by management in the value-in-use calculations which are considered to be most sensitive to the calculation are:

Key Assumptions	September 30, 2021	September 30, 2020
Financial projections	Covers 5 years for UMA (*)	Covers 4 years for UMA (*)
	Covers 5 years for AVI (**)	Covers 7 years for AVI (**)
Yield average growth rates	0-1%	0-1%
Future pricing increases	1.76% per annum	1.76% per annum
Future cost decrease	0.33% per annum	0.33% per annum
Discount rates	4%	7%
Perpetuity growth rate	1%	1%

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
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

32.    Critical accounting estimates and judgments (continued)

The following table shows only the 2 CGUs where goodwill was allocated at each period end and the corresponding amount of goodwill allocated to each one:

CGU/ Operating segment	September 30, 2021	September 30, 2020
AVI / Sugar, Ethanol and Energy	2,919	2,815
UMA / Sugar, Ethanol and Energy	1,095	1,056
Closing net book value of goodwill allocated to CGUs tested (Note 15)	4,014	3,871
Closing net book value of PPE items allocated to CGUs tested	469,434	494,077
Total assets allocated to 2 CGUs tested	473,448	497,948

Based on the testing above, the Group determined that none of the CGUs, with allocated goodwill, were impaired at September 30, 2021 and 2020.

Management views these assumptions are conservative and does not believe that any reasonable change in the assumptions would cause the carrying value of these CGU’s to exceed the recoverable amount.

The Company's goodwill and property, plant and equipment balances allocated to the cash generating units with allocated goodwill in Argentina and Brazil were U$S 155 million and U$S 468 million, respectively at December 31, 2021.

As of December 31, 2021, the Group determined that there are no indicators of impairment.

 (b) Biological assets

The nature of the Group’s biological assets and the basis of determination of their fair value are explained under Note 33.11. The discounted cash flow model requires the input of highly subjective assumptions including observable and unobservable data. Generally the estimation of the fair value of biological assets is based on models or inputs that are not observable in the market and the use of such unobservable inputs is significant to the overall valuation of the assets. These inputs are determined based on the best information available, for example by reference to historical information of past practices and results, statistical and agronomic information, and other analytical techniques. The discounted cash flow model includes significant assumptions relating to the cash flow projections including future market prices, estimated yields at the point of harvest, estimated production cycle, future costs of harvesting and other costs, and estimated discount rate.

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

33.    Significant accounting policies

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

Since 2018, when cumulative inflation rate in three years exceeded the 100% threshold, Argentina’s operations are considered to be under hyperinflationary economy for accounting purposesunder the terms of IAS 29 and since then, it has been applied IAS 29 in the financial reporting of its subsidiaries and associates with Argentine peso as functional currency.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.    Summary of significant accounting policies (continued)

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

The inflation adjustment on the years 2021, 2020 and 2019 was calculated by means of conversion factor derived from the Argentine price indexes published by the National Institute of Statistics and the year-over-year change in the index was 1.509; 1.361 and 1.538, respectively.

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

The preparation of Consolidated Financial Statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the Consolidated Financial Statements are disclosed in Note 33.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.1    Basis of preparation and presentation (continued)

New standards and interpretations not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for 31 December 2021 reporting periods and have not been early adopted by the group. These standards are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

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

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income, in the line Item “Finance income” or “Finance cost,”as appropriate.

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

33.7    Leases (continued)

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

    The above mentioned inputs for the valuation of the right of use assets and lease liabilities including the determination of the contracts within the scope of the standard, the contract term ant interest rate used in the discounted cash flow involved a high degree of management’s estimations.

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

Goodwill is not amortized but tested for impairment on an annual basis, or more frequently if there is an indication of impairment (see Note 33 (a)). Gains and losses on the disposal of a Group entity include any goodwill relating to the entity sold (see Note 33.10).

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

Cash flow hedge

The effective portion of the gain or loss on the instruments that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the statement of income within "Finance income” or “Finance cost,”as appropriate.

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

The current income tax charge is calculated on the basis of the tax laws enacted at the date of the statement of financial position in the countries where the Group’s subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. The Group measures its tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

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

The Group is a party to a 25-year power agreement for the sale of electricity which expires in 2042. The delivery period starts in April and ends in November of each year. The Group is also a party to two 15-year power agreements which delivery period starts in March and ends in December of each year, these two agreements will expire in 2024 and 2025, respectively. Prices under all the agreements are adjusted annually for inflation. Revenue related to the sale of electricity under these two agreements is recorded based upon output delivered.

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

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

34.     Information related to COVID-19 pandemic

In December 2019, a novel strain of coronavirus (“COVID-19”) was reported to have surfaced in China and started spreading to the rest of the world in early 2020. The COVID-19 virus has impacted economic activity worldwide and has posed the risk that Adecoagro or its employees, contractors, suppliers, customers and other business partners may be prevented from conducting certain business activities for an indefinite period of time, including due to shutdowns mandated by governmental authorities or otherwise adopted by companies as a preventive measure.

Both in Argentine and Brazil, governments adopted social distancing measures, and shutdowns, that affected economic activities. In our case, activities pursued by our Argentine subsidiaries, related to agricultural production, distribution and commercialization, were exempted from the Mandatory Isolation Regime for being considered “essential” activities. Also our activities in Brazil have no restrictions. Thus, the activity of the Company has not suffered any severe effect.

As of the date of this report, impulsed by the vaccination path, almost all restrictions were lifted.

The Company is closely monitoring the situation and taking all necessary measures at its disposal to preserve human life and its operation.

The Company has enacted prevention and action protocols tailored for each facility and activity, in addition to constituting crises committees to monitor the Company’s response to the pandemic.

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