Form 20-F
period 2022-12-31
Adecoagro S.A.
filed 2023-04-26
CIK 1499505

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED ON DECEMBER 31, 2022
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM TO ________________
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
None
The number of outstanding shares of each of the issuer’s classes of capital stock as of December 31, 2022:
108,191,218 Common Shares, par value $1.50 per share
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

Yes ☑   No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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
☑ Yes ☐ No
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).
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
•weather and other natural phenomena;
•the length and severity of the coronavirus (COVID-19) pandemic or any other pandemic outbreak;
•developments in, or changes to, the laws, regulations and governmental policies governing our business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which we operate, environmental laws and regulations;
•the implementation of our business strategy;
•our plans relating to acquisitions, joint ventures, strategic alliances or divestitures, and to consolidate our position in different businesses;
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
•the relative value of the Brazilian Real, the Argentine Peso and the Uruguayan Peso compared to other currencies; and
•the factors discussed under the section entitled “Risk Factors” in this annual report.
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
•References to “Uruguayan Pesos,” are to the Uruguayan Pesos, the official currency of Uruguay.
•Unless stated otherwise, references to “sales” are to the consolidated sales of goods and service rendered.
•References to “IFRS” are International Financial Reporting Standards issued by the International Accounting Standards Board and the interpretations of the International Financial Reporting Interpretations Committee, together “IFRS.”
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
During 2011, we contributed the net proceeds of the IPO to increase our interest in IFH from 98.0% to 98.64%. During 2012, we issued, in a series of transactions, 1,654,752 shares to certain limited partners of IFH in exchange for their residual interest in IFH, totaling 1.36%, thereby increasing our interest in IFH to approximately 100%. During 2015 IFH was merged into Adecoagro LP, our wholly-owned subsidiary. For further information see “Item 4. Information on the Company—A. History and Development of the Company—History”.
The Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020 (hereinafter, the “Consolidated Financial Statements”) included in this annual report have been prepared in accordance with IFRS. All IFRS effective at the time of preparing the Consolidated Financial Statements have been applied.

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
v

Non-IFRS Financial Measures
To supplement our Consolidated Financial Statements, which are prepared and presented in accordance with IFRS, we use the following non-IFRS financial measures in this annual report, which are based on the information that arose from the Consolidated Financial Statements:
•Adjusted Consolidated EBITDA;
•Adjusted Segment EBITDA;
•Adjusted Consolidated EBIT;
•Adjusted Segment EBIT;
•Adjusted Net Income;
•Adjusted Free Cash Flow;
•Adjusted Free Cash Flow from Operations;
•Net Debt; and
•Net Debt to Adjusted Consolidated EBITDA
In particular, Adjusted Consolidated EBITDA, Adjusted Segment EBITDA, Adjusted Consolidated EBIT and Adjusted
Segment EBIT arose from our segment information in the Consolidated Financial Statements. See Note 3 to our Consolidated
Financial Statements.
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
Adjusted Consolidated EBITDA equals the sum of our Adjusted Segment EBITDA for each of our operating segments. We define “Adjusted Consolidated EBITDA” as (i) consolidated net profit (loss) for the year, as applicable, before interest expense, income taxes, depreciation of property, plant and equipment and amortization of intangible assets, net gain from fair value adjustments of investment property land foreign exchange gains or losses, other net financial results and bargain purchase gain on acquisition (ii) adjusted by those items, that do not impact profit and loss, but are recorded directly in shareholders’ equity, including (a) the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland, reflected under the line item: "Reserve from the sale of noncontrolling interests in subsidiaries” and (b) the net increase in value of sold farmland, which has been recognized in either revaluation surplus or retained earnings; and (iii) net of the combined effect of the application of IAS 29 and IAS 21 from the Argentine operations included in profit from operations.

We define “Adjusted Segment EBITDA” for each of our operating segments as (i) the segment’s share of consolidated profit (loss) from operations per segment information for the year, as applicable, before depreciation of property, plant and equipment and amortization of intangible assets and bargain purchase gain on acquisition, (ii) adjusted by those items, that do not impact profit and loss, but are recorded directly in shareholders’ equity, including (a) the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland, reflected under the line item “Reserve from the sale of noncontrolling interests in subsidiaries” and (b) the net increase in value of sold farmland, which has been recognized in either revaluation surplus or retained earnings, which is reflected in shareholder equity under the line item “Reverse of revaluation surplus derived from disposals of assets;” and (iii) net of the combined effect resulting from the application of IAS 29 and IAS 21 to our Argentine operations included in profit from operations.
We believe that Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are important measures of operating performance for our company and each operating segment, respectively, because they allow investors to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, respectively, including our return on capital and operating efficiencies, from period to period by removing the impact of our capital structure (interest expense from our outstanding debt), asset base (depreciation and amortization), tax consequences (income taxes), bargain purchase gain, foreign exchange gains or losses and other financial results. In addition, by including the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland, investors can also evaluate and compare the full value and returns generated by our land transformation activities. Other companies may calculate Adjusted Consolidated EBITDA and Adjusted Segment EBITDA differently, and therefore our Adjusted Consolidated EBITDA and Adjusted Segment EBITDA may not be comparable to similar measures used by other companies. Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are not measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, segment’s profit from operations and other measures determined in accordance with IFRS. Items excluded from Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are significant and necessary components to the operations of our business, and, therefore, Adjusted Consolidated EBITDA and Adjusted Segment EBITDA should only be used as a supplemental measure of our company’s operating performance, and of each of our operating segments, respectively. We also believe Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are useful for securities analysts, investors and others to evaluate and compare the financial performance of our company and other companies in the agricultural industry. These non-IFRS measures should be considered in addition to, but not as a substitute for or superior to, the information contained in either our statements of income or segment information.
Our Adjusted Consolidated EBIT equals the sum of our Adjusted Segment EBITs for each of our operating segments. We define “Adjusted Consolidated EBIT” as (i) consolidated net profit (loss) for the year, as applicable, before interest expense, income taxes, foreign exchange gains or losses and other net financial results; (ii) adjusted by gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset farmland; (iii) the net increase in value of sold farmland, which has been recognized in either revaluation surplus or retained earnings; (iv) net gain/loss from fair value adjustments of investment property land; (v) bargain purchase gain on acquisition and (vi) net of the combined effect of the application of IAS 29 and IAS 21 to the Argentine operations included in profit from operations. We define “Adjusted Segment EBIT” for each of our operating segments as the segment’s share of (i) consolidated profit (loss) from operations before financing and taxation as per segment information for the year, as applicable; and (ii) net gain/loss from fair value adjustments of investment property land; (iii) bargain purchase gain on acquisition; and (iv) adjusted by those items, that do not impact profit and loss, but are recorded directly in shareholders’ equity, including (a) the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland, reflected under the line item: "Reserve from the sale of noncontrolling interests in subsidiaries”; (b) the net increase in value of sold farmland, which has been recognized in either revaluation surplus of retained earnings.
We believe that Adjusted Consolidated EBIT and Adjusted Segment EBIT are important measures of operating performance, for our company and each operating segment, respectively, because they allow investors to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, from period to period by including the impact of depreciable fixed assets and removing the impact of our capital structure (interest expense from our outstanding debt), tax consequences (income taxes), foreign exchange gains or losses and other financial results. In addition, by including the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland and also the sale of farmlands, investors can evaluate the full value and returns generated by our land transformation activities. Other companies may calculate Adjusted Consolidated EBIT and Adjusted Segment EBIT differently, and therefore our Adjusted Consolidated EBIT and Adjusted Segment EBIT may not be comparable to similar measures used by other companies. Adjusted Consolidated EBIT and Adjusted Segment EBIT are not measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, segment’s profit from operations and other measures determined in accordance with IFRS. Items excluded from Adjusted Consolidated EBIT and Adjusted Segment EBIT are significant and necessary components to the operations of our business, and, therefore, Adjusted Consolidated EBIT and Adjusted Segment EBIT should only be used as a supplemental measure of the operating performance of our company, and of each of our operating segments, respectively.
Adjusted Net Income
We define Adjusted Net Income as (i) profit / (loss) of the period/year before net gain / (losses) from fair value adjustments of investment property land and bargain purchase gain on acquisition; plus (ii) any non-cash finance costs resulting from foreign exchange gain/losses for such period, which are composed by both exchange differences and cash flow hedge transfer from equity, included in Financial Results, net, in our statement of income; net of the related income tax effects, plus (iii) gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, which are reflected in our shareholders’ equity under the line item “Reserve from the sale of non-controlling interests in subsidiaries” if any, plus (iv) the reversal of the aforementioned income tax effect, plus (v) inflation accounting effect; plus (vi) the net increase in value of sold farmland, which has been recognized in either revaluation surplus or retained earnings, if any.
We believe that Adjusted Net Income is an important measure of performance for our company allowing investors to properly assess the impact of the results of our operations in our equity. In fact, results arising from the revaluation effect of our net monetary position held in foreign currency in the countries where our functional currency is the local currency do not affect the equity of the Company, when measured in foreign / reporting currency. Conversely, the tax effect resulting from the aforementioned revaluation effect does impact the equity of the Company, since it reduces/increases the income tax to be paid in each country. Accordingly we have added back the income tax effect to Adjusted Net Income.
In addition, by including the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, investors can also include the full value and returns generated by our land transformation activities.
Other companies may calculate Adjusted Net Income differently, and therefore our Adjusted Net Income may not be comparable to similar measures used by other companies. Adjusted Net Income is not a measure of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss). This non-IFRS measure should be considered in addition to, but not as a substitute for or superior to, the information contained in our financial statements.

Adjusted Free Cash Flow and Adjusted Free Cash Flow from Operations
We define Adjusted Free Cash Flow as the aggregate of (i) net cash generated from operating activities net of the combined effect of the application of IAS 29 and IAS 21 to the Argentine operations, (ii) net cash used in investing activities net of the combined effect of the application of IAS 29 and IAS 21 to the Argentine operations, less (iii) interest paid net of the combined effect of the application of IAS 29 and IAS 21 to the Argentine operations, plus (iv) proceeds from the sale of non-controlling interest in farming subsidiaries; less (v) lease payments, less (vi) dividends paid to noncontrolling interest plus (vii) the net of acquisition/disposal of restricted short-term investments, namely US-Treasury Bills used as collateral of short term borrowings. We define Adjusted Free Cash Flow from Operations as (i) net cash generated from operating activities net of the combined effect of the application of IAS 29 and IAS 21 to the Argentine operations, less (ii) net cash used in investing activities net of the combined effect of the application of IAS 29 and IAS 21 to the Argentine Operations, less (iii) interest paid net of the combined effect of the application of IAS 29 and IAS 21 to the Argentine operations, plus (iv) proceeds from the sale of noncontrolling interest in subsidiaries; less (v) lease payments, less (vi) dividends paid to noncontrolling interest plus (vii) the net of acquisition/disposal of restricted short-term investments, namely US-Treasury Bills used as collateral of short term borrowings plus (viii) expansion capital expenditures.
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

We believe Adjusted Free Cash Flow is an important liquidity measure for the Company because it allows investors and others to evaluate and compare the amount of cash generated by the Company business and financing activities to undertake growth investments, to fund acquisitions, to reduce outstanding financial debt, and to provide a return to shareholders in the form of dividends and/or share repurchases, among others.
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
Net Debt and Net Debt to Adjusted Consolidated EBITDA
Net debt is defined as the sum of non-current and current borrowings less cash and cash equivalents and restricted short-term investments (namely US-Treasury Bills use as collateral of short-term borrowings). This measure is widely used by management.
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

Corn

Wheat / Barley

Soybean second harvest

Corn second harvest

Peanut

Sunflower

Northern Argentina	Soybean

Corn / Sunflower

Wheat / Barley

Soybean / Corn second harvest

Cotton

Rice

Uruguay	Soybean

Corn

Wheat / Barley

Soybean / Corn second harvest

Rice

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
x

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
The risks related to our business and industries include the following:
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
•Increased fuel and energy prices and frequent interruptions of energy supply could adversely affect our business.
•Our business may be materially and adversely affected by the emergence of epidemics or pandemics, such as COVID-19.
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
•We may be classified by the IRS as a “passive foreign investment company,” which may result in adverse tax consequences for U.S. investors in our common shares.
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
We also face risks associated with the countries in which we operate, primarily in Argentina and Brazil, which include the following:
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
•Changes in tax laws, incentives, benefits and regulations may have a material adverse impact on the taxes applicable to our business and may increase our tax burden.
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
•Our ability to pay dividends is subject to Luxembourg corporate law requirements and conditions.
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
In 2022, South America suffered a third consecutive year of drier weather during spring and summer times, commonly known as a “La Niña” year. Although we are diversified in terms of crops and geographical regions, we may have to adjust our planting calendar, production mix and area, due to lack of soil moisture given the drought, which may have a potential impact on yields achieved and our production.
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
Prices for agricultural products and by-products, including, among others, sugar, ethanol, grains and powder milk, have historically been cyclical and sensitive to domestic and international changes in supply and demand and can be expected to fluctuate significantly. In addition, the agricultural products and by-products we produce are traded on commodities and futures exchanges and thus are subject to speculative trading, which may adversely affect us. The prices that we are able to obtain for our agricultural products and by-products depend on many factors beyond our control including:
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
For example, in 2022 sugar prices in US dollars increased 6.1% according to the International Exchange - New York, or “ICE NY”, anhydrous and hydrous ethanol prices in Brazilian Reais decreased 15.7% and 13.4%, respectively according to Luiz de Queiroz College of Agriculture of the University of São Paulo (Escola Superior de Agricultura Luiz de Queiroz). The increase of international sugar prices was influenced by steadily rising estimates of sugar production in India. However, they remained volatile after the conflict in Ukraine commenced.
Also, domestic prices of electricity exported to the grid, in particular, electricity produced by hydroelectric generators, are impacted by weather conditions. For example, according to the chamber of electric energy commercialization of Brazil (CCEE), the energy spot price (PLD) in Brazil is expected to average its regulatory minimum of 69.0 R$/MWh in 2023. In 2022, the average energy spot price (PLD) was 59.0 R$/MWh, 79% lower compared to 2021 (279.6 R$/MWh), and the forecasted energy price for 2023 is 69.0 R$/MWh, 75% lower than in 2021 and 17% higher than in 2022.
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

For example, we rely on fertilizers and agrochemicals, many of which are petrochemical based. In our Farming business, fertilizers and agrochemicals represented approximately 15.9% of our total cost of production (including manufacturing and administrative expenses) for the 2022/2023 harvest year. In our Sugar, Ethanol and Energy business, fertilizers and agrochemicals represented 20.9% of our cost of production (including manufacturing and administrative expenses) for the 2021/2022 harvest and 19.6% for the 2022/2023 harvest. Worldwide production of agricultural products has increased significantly in recent years in response to increased demand for agrochemicals and fertilizers. However, shortages in its supply remain, which has been aggravated by the ongoing war between Russia and Ukraine. See “—We may be adversely affected by the ongoing armed conflict between Russia and Ukraine”.
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
Moreover, considering Brazilian law and judicial precedent, we may be involved in litigation concerning our suppliers’ inappropriate labor practices, as labor authorities may argue that we failed to adequately supervise our supply chain. This risk is particularly relevant if these suppliers are involved in sensitive labor issues, such as child labor and direct or indirect use of forced labor or modern slavery. Any such litigation could impact our customers’ perception of our business, and adverse decisions may compel us to disburse material amounts in connection therewith, which may adversely affect our business, results of operations and our reputation
Increased fuel and energy prices and frequent interruptions of energy supply could adversely affect our business.
We require substantial amounts of fuel oil and other resources for our harvest activities and transport of our agricultural products. During both the 2021/2022 and 2020/2021 harvest years, fuel represented 3.6% and 3.2% respectively, of the cost of production (including manufacturing and administrative expenses) of our Farming business. In our Sugar, Ethanol and Energy business, fuel represented 12.8%, 10.5% and 9.3% of our cost of production (including manufacturing and administrative expenses) in harvest years 2021/2022, 2020/2021 and 2019/2020, respectively.
We rely upon third parties for our supply of energy resources used in our operations. The prices for and availability of energy resources may be subject to change or curtailment, respectively, due to, among others, new laws or regulations, imposition of new taxes or tariffs, interruptions in production by suppliers, imposition of restrictions on energy supply by government, worldwide price levels and market conditions. In addition, our contracts for the purchase and sale of energy in the free market may contain flexibilities according to which counterparties may also reduce the amounts of contracted energy, within certain limits. Any of these events could affect our revenues if we are unable to sell the reduced volumes at the same price or due to the excess energy that we fail to sell. In addition, in the event of an energy shortage, the government may impose rationing obligations that could affect the volumes established in our contracts, consequently affecting our revenues.
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
Our business may be materially and adversely affected by the emergence of epidemics or pandemics, such as COVID-19.
Epidemics and pandemics caused by infectious agents, such as the COVID -19 pandemic, can impact the health of our workforce, our partners and suppliers, as well as demand the redesign of routines, procedures and organization of work in general, and may consequently affect the continuity of various activities and our productivity. In addition, such public health events may affect commodity prices and demand, which, consequently, may negatively impact our results and financial condition.

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
Due to the growing participation in the worldwide agricultural commodities markets by commodities produced in South America, South American producers, including us, are increasingly affected by the measures taken by importing countries in order to protect their local producers. Measures such as the limitation on imports adopted in a particular country or region may affect the sector’s export volume significantly and, consequently, our operating results. Additionally, in the past, governments and other authorities have established certain restrictions on the freedom of movement and business operations, including travel bans, supply chain disruptions and border closures, including as a response to the COVID 19 pandemic. Other measures such as the restriction on imports or business closures of ports, airports or any locations of entry, or border closings may have a material adverse impact on our operations and financial results, and we cannot predict future pandemic outbreaks.
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
The demand for the products we sell may be affected by international, national and local economic conditions that are beyond our control. Adverse changes in the perceived or actual economic climate, such as higher fuel prices, higher interest rates, stock and real estate market declines and/or volatility, more restrictive credit markets, higher taxes, and changes in governmental policies could reduce the level of demand or prices of the products we produce. We cannot predict the duration or magnitude of a downturn or the timing or strength of economic recovery. If a downturn were to continue for an extended period of time or worsen, we could experience a prolonged period of decreased demand and prices. In addition, economic downturns have and may adversely impact our suppliers, which can result in disruptions in goods and services and financial losses. Finally, the deterioration of global economic conditions, particularly in relevant economies such as the United States and China, as a result of the war in Ukraine, supply chain challenges and other events may ultimately decrease the customer demand for our products and have a material adverse effect on our financial condition and results of operations.
In addition, we expect that a limited number of financial institutions will hold all or most of our cash, including some institutions located in the United States. Depending on our cash balance in any of our accounts at any given point in time, our balances may not be covered by government-backed deposit insurance programs in the event of default or failure of any bank with which we maintain a commercial relationship. While the U.S. Federal Deposit Insurance Corporation provides deposit insurance of $250,000 per depositor, per insured bank, the amounts that we have in deposits in U.S. banks far exceeds that insurance amount. Therefore, if the U.S. government does not impose measures to protect depositors in the event a bank in which our funds are held fails, we may lose all or a substantial portion of our deposits. The occurrence of any default or failure of any of the banks in which we have deposits could have a material adverse effect on our business, financial condition, results of operations and cash flows.
Our business is seasonal and our results may fluctuate significantly depending on the growing cycle of our crops.
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
Other countries have similar governmental policies requiring various blends of anhydrous ethanol and gasoline. The United States currently requires the addition of 10% of ethanol into gasoline. The European Union is targeting 14% of energy used in the transportation sector to derive from renewable energy sources by 2030. Other countries such as Canada have 5%, Peru and Thailand have a 10% biofuel-blending mandate, Paraguay have 20%, while Argentina currently has a 12% ethanol blending. In March 2021, the British government announced that that by September 2021 it would require an increase from 5% to 10% in biofuel additives to petroleum products, and E10 became the standard grade of petrol in September 2021 . Moreover, India has established a target of achieving 20% ethanol blending with petroleum by 2025. Any reductions in the percentage of ethanol to be added to gasoline or changes in Brazilian government policies related to the taxation and use of ethanol, as well as growth in the demand for other alternative fuels to ethanol, such as natural gas, may cause us significant adverse effects.
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
As of December 31, 2022, approximately 93.3% of our sugarcane plantations were leased through agriculture partnership agreements, for periods of an average of six to 12 years. We cannot guarantee that these agriculture partnerships will be renewed after their respective terms end, or whether such renewals will be on terms and conditions satisfactory to us. Any failure to renew the agriculture partnerships or obtain land suitable for sugarcane planting in sufficient quantity and at reasonable prices to develop our activities could adversely affect our results of operations, increase our costs or force us to seek alternative properties, which may not be available or be available only at higher prices.
Our performance depends on favorable working relationships with our employees and compliance with labor laws. Any strain on these relationships or increased labor costs could adversely affect our business.

Approximately 91% of our employees are represented by unions or equivalent bodies and are covered by collective bargaining or similar agreements which are subject to periodic renegotiation. We may not successfully conclude our labor negotiations on satisfactory terms, which may result in a significant increase in the cost of labor or may result in work stoppages or labor disturbances that disrupt our operations. Cost increases, work stoppages or disturbances that result in substantial amounts of raw product not being processed could have a material and adverse effect on our business, results of operations and financial condition.
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
Further, the Argentine Ley de teletrabajo (the “Teleworking Law”), and its related regulation, entered into force in April 2021 and governs labor contracts in which employees work in part or in full outside the employer's premises on a regular basis, except for those who work in clients' offices. The law regulates several aspects applicable to this modality, such as the right to digital disconnection, the right to a working schedule that is compatible with care tasks, reversibility, compensation of expenses, provision of work tools, and transnational services, among others. The measure’s greatest impacts include the need to provide employees with working tools and to compensate for greater expenses arising from remote work. While many companies have already defined and applied measures to implement this law, many others are still in the planning stage, while some companies have chosen to implement a mixed on-site and remote work schedule (in which case the Teleworking Law applies proportionally).

We may not possess all permits and licenses required to operate our business, or we may fail to renew or maintain the licenses and permits we currently hold which could subject us to fines and other penalties.
We are required to hold a variety of permits and licenses to conduct our farming and industrial operations, including but not limited to permits and licenses concerning land development, agricultural and harvesting activities, seed production, industrial plants, labor standards, occupational health and safety, land use, water use and other matters. We may not possess all of the permits and licenses required for each of our business segments. In addition, the approvals, permits or licenses or renewals thereof required by governmental agencies may change without substantial advance notice, and we could fail to obtain the approvals, permits or licenses required to expand our business. If we fail to obtain or to maintain such permits or licenses, or if renewals are granted with onerous conditions, we could be subject to fines and other penalties and be limited in the number or the quality of the products that we could offer. As a result, our business, results of operations and financial condition could be adversely affected.

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
IAS 41 “Biological Assets” requires that we measure our biological assets and agriculture produce at the point of harvest at fair value less costs to sell. Therefore, we are required to make assumptions and estimates relating to, among others, future agricultural commodity yields, prices, and production costs extrapolated through a discounted cash flow method. For example, the value of our biological assets generated initial recognition and changes in fair value of biological assets amounting to gains of $215.9 million, $227.7 million and $122.7 million in 2022, 2021 and 2020, respectively. The assumptions and estimates used to determine the fair value of biological assets, and any changes to such prior estimates, directly affect our reported results of operations. If actual market conditions differ from our estimates and assumptions, there could be material adjustments to our results of operations. In addition, the use of such discounted cash flow method utilizing these future estimated metrics differs from generally accepted accounting principles in the United States (“U.S. GAAP”). As a result, our financial statements and reported earnings are not directly comparable to those of similar companies in the United States.

Our indebtedness could impair our financial condition and impair our ability to receive or pay out dividends.
As of December 31, 2022, we had $679 million of net debt outstanding on a consolidated basis, including our $500 million Senior Notes due 2027. Certain of our subsidiaries in Argentina and Brazil have a substantial amount of debt, which requires significant principal and interest payments. Such indebtedness could affect our subsidiaries’ future operations, for example, by requiring a substantial portion of their cash flows from operations to be dedicated to the payment of principal and interest on indebtedness instead of funding working capital and capital improvements and other investments. The amount of debt incurred by us and our subsidiaries also imposes significant debt obligations, increasing our cost of borrowing to satisfy business needs and limiting our ability to obtain additional financing.
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
The terms of our Senior Notes due 2027 and the debt instruments of some of our subsidiaries contain customary covenants including limitations on our ability to, among others, incur or guarantee additional indebtedness; make restricted payments, including dividends and prepaying indebtedness; create or permit liens; enter into business combinations and asset sale transactions; make investments, including capital expenditures; and enter into new businesses. Some of these debt instruments are also secured by various collateral including mortgages on farms, pledges of subsidiary stock and liens on certain facilities, equipment and accounts. Some of these debt instruments also contain cross-default provisions, where a default on one loan by one subsidiary could result in lenders of otherwise performing loans declaring a default. These restrictions could limit our ability to obtain future financing, withstand a future downturn in business or the economy in general, conduct operations or otherwise take advantage of business opportunities that may arise. Moreover, by reducing the level of dividends we may receive, the terms of our subsidiaries’ indebtedness place limits on our ability to make acquisitions or needed capital expenditures or to pay dividends to our shareholders.
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
As of December 31, 2022, approximately US$800.7 million of our total debt on a consolidated basis was subject to fixed interest rates, and US$207.0 million was subject to variable interest rates. As of December 31, 2022, borrowings incurred by our subsidiaries in Brazil were repayable at various dates between January 2023 and November 2027 and bear either fixed interest rates ranging from 2.00% to 13.23% per annum or variable or variable rates based on Brazilian Long-Term Interest Rate (Taxa de Juros de Longo Prazo), the Brazilian Broad Consumer Prices Index (Índice de Preços ao Consumidor Amplo), and the Brazilian interbank rate (taxa do certificado de depósito bancário), or the “CDI rate” plus spreads ranging from 8.5% to 16.3% per annum. Borrowings incurred by our subsidiaries in Argentina repayable at various dates between December 2022 and June 2028 and bear either fixed interest rates ranging from 0.0% to 9.2% per annum. Significant interest rate increases can have an adverse effect on our profitability, liquidity and financial position. If interest rates increase, whether because of an increase in market interest rates or an increase in our own cost of borrowing, our debt service obligations for our variable rate indebtedness would increase, and our net income could be adversely affected. We may be unable to adequately adjust our prices to offset any increased financing costs, which would have an adverse effect on our results of operations.
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
Immediately prior to our IPO, we acquired approximately 98% of IFH, a holding company, which was a partnership for U.S. federal income tax purposes organized under the laws of Delaware in exchange for our common shares. Under section
7874(b) of the U.S. Internal Revenue Code of 1986, as amended, or the “Code”, we would be treated as a U.S. domestic corporation if we were deemed to have acquired substantially all of the assets constituting the trade or business of a U.S. domestic partnership and former members of IFH were deemed to own at least 80% of our common shares by reason of the transfer of those trade or business assets (ignoring common shares issued in our IPO for purposes of the 80% threshold). The rules mentioned above are unclear in certain respects and there is limited guidance on the application of the rules to partnership acquisitions. Accordingly, we cannot assure you that the U.S. Internal Revenue Service will not seek to assert that we are a U.S. domestic corporation, which assertion if successful could materially increase our U.S. federal income tax liability and require us to withhold tax from any dividends we pay to holders of our common shares who are not United States persons within the meaning of section 7701(a) (30) of the Code. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation of the Company.”
We may be classified by the IRS as a “passive foreign investment company,” which may result in adverse tax consequences for U.S. investors in our common shares.
Whether we will be a passive foreign investment company, or a “PFIC,” for U.S. federal income tax purposes for the current or future tax year will depend on our assets and income over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this annual report. Under circumstances where our cash is not deployed for active purposes, our risk of becoming a PFIC may increase. Although the determination of whether a corporation is a PFIC is made annually, and thus may be subject to change, we do not believe that we were a PFIC for U.S. federal income tax purposes for our most recently completed taxable year. However, there can be no assurance that we will not be a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. investor owned common shares, certain adverse tax consequences could apply to such U.S. investor. A U.S. taxpayer who owns stock in a foreign corporation during any year in which such corporation is a PFIC may be able to mitigate such negative tax consequences by making certain U.S. federal income tax elections, which are subject to numerous restrictions and limitations. Holders of the Company’s common shares are urged to consult their own tax advisors regarding the acquisition, ownership, and disposition of the Company’s common shares. See “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders—Passive Foreign Investment Company (“PFIC”) Rules.”
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
Finally, geopolitical tension in petroleum-producing countries can affect the global supply and lead prices to rally. The war in Ukraine led to oil prices reaching as high as US$139.0 per barrel, the highest price since 2008. Although this positively impacted ethanol demand and prices, we cannot assure you that such geopolitical tension will not come to adversely affect our results of operations and financial condition.

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
The Brazilian General Data Protection Law (Lei Geral de Proteção de Dados) or the “LGPD,” which came into force on September 18, 2020, is a comprehensive data protection law establishing general principles and obligations that apply across multiple economic sectors and contractual relationships. The LGPD applies to individuals or legal entities, private or government entities, who process personal data in Brazil or collect personal data in Brazil or, further, when the processing activities have the purpose of offering or supplying goods or services to data subjects located in Brazil. The LGPD establishes detailed rules for the collection, use, processing and storage of personal data (including personal data of clients, suppliers and employees), and affects all economic sectors, including the relationship between customers and suppliers of goods and services, employees and employers and other relationships in which personal data is collected, whether in a digital or physical environment. Specifically, the LGPD establishes, among others, personal data owners’ rights, the legal basis for personal data protection, requirements for obtaining consent from data owners, obligations and requirements related to security incidents, data leaks and data transfers, as well as the creation of the National Data Protection Authority (Autoridade Nacional de Proteção de Dados), or the “ANPD,” for the purposes of monitoring, implementing and supervising compliance with the LGPD in Brazil. In the event of noncompliance with the LGPD, we may be subject to penalties, including (1) warnings, with the impositions of a deadline for the adoption of corrective measures; (2) a one-time fine of up to 2% (subject to an upper limit of R$50,000,000) of our revenue; (3) a daily fine (subject to an upper limit of R$50,000,000); (4) public disclosure of the violation; (5) the restriction of access to the personal data to which the violation relates, until corrective measures are implemented; (6) deletion of the personal data to which the violation relates; (7) partial suspension of the databases to which the violation relates for up to 12 months, until corrective measures are implemented; (8) suspension of the personal data processing activities to which the violation relates for up to 12 months; and (9) partial or full prohibition on personal data processing activities. While we have put in place systems and processes to comply with the LGPD, we cannot assure you that our LGPD compliance efforts will be deemed appropriate or sufficient by regulatory authorities or by courts, such as the Brazilian Public Prosecution Office (Ministério Público). Moreover, as the LGPD requires further regulation from the ANPD regarding several aspects of the law, which are yet unknown, and we may have difficulty adapting our systems and processes to the new legislation due to the legislation’s complexity. The changes have impacted, and could further adversely impact, our business by increasing our operational and compliance costs.
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
Our operations are subject to disruption by third parties, including through illegal burnings, the invasion or occupation of our real estate, and the blocking of roads and agricultural land by members of certain social movements, environmental protection movements, as well as indigenous peoples, all of which is common practice in, and affects, the industry. In certain regions, including those where we own property or lease land under agricultural partnership agreements, available remedies, such as police protection and litigation, may be inadequate or nonexistent. In these cases, our operations, image and reputation may be affected, and we may be subject to legal and administrative litigation that may result in criminal and administrative penalties, including, but not limited to, suspension, shutdowns, and a requirement to pay fines, which may also result in the need for additional investments. In addition, we may be subject to civil liabilities for environmental damage, which includes the obligation to redress any damages caused to the environment and/or public health. The demonstration of the cause-and-effect relationship between the damage caused and action or omission is sufficient to trigger the obligation to redress environmental damage.
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
All of our operations and/or development activities are in South America. As of December 31, 2022, based on total asset value, 44.5% of our assets were located in Argentina, 45.8% in Brazil and 3.8% in Uruguay. During the year ended December 31, 2022, 27.6% of our consolidated sales of goods and services rendered were attributable to our Argentine operations, 36.6% were attributable to our Brazilian operations and 35.0% were attributable to our Uruguayan operations. In the future, we expect to have additional operations in the South American countries in which we now operate or in other countries with similar political, economic and social conditions. Many of these countries have a history of economic instability or crises (such as inflation or recession), government deadlock, political instability, civil strife, changes in laws and regulations, expropriation or nationalization of property, and exchange controls which could adversely affect our business, financial condition and results of operations.

In particular, fluctuations in the economies of Argentina, Brazil and Uruguay, and actions adopted by the governments of those countries have had and may continue to have a significant impact on companies operating in those countries, including us. Specifically, we have been affected and may continue to be affected by high levels of inflation, increased interest rates, fluctuations in the value of the Argentine peso and the Brazilian Real against foreign currencies, wage controls, price and foreign exchange controls, regulatory policies, business and tax regulations, political and social tension, and in general by the political, social and economic scenarios in Argentina, Brazil and to a lesser extent, Uruguay.
The Argentine economy has experienced significant volatility in past decades, including numerous periods of low or negative growth and high and variable levels of inflation and currency devaluation. Inflation remains a challenge for Argentina given its persistent nature in recent years and also considering its high levels during 2021 and 2022. No assurances can be given that the rate of growth experienced over past years will be achieved in future years or that the national economy will not suffer a recession. If economic conditions in Argentina were to continue slowing down, or contract, if inflation were to accelerate further, or if the Argentine government's measures to attract or retain foreign investment and international financing in the future to incentivize domestic economy activity are unsuccessful, such developments could adversely affect Argentina's economic growth and in turn affect our financial health and results of operations.
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
Furthermore, presidential and congressional primary and general elections in Argentina will take place in August and October 2023, respectively. There is uncertainty as to who will be elected president in the October 2023 presidential election. Therefore, the continuation of the measures and policies adopted by the current administration or change to be adopted by a new administration and their impact on the economy and our business remain uncertain.
Additionally, in Brazil, the president has the power to enact policies and issue orders relating to the Brazilian economy, including in the sector in which we operate, through specific regulations or through their control over Petrobras, our sole supplier of gasoline, diesel and certain other oil by-products, which could affect our operations and financial performance in Brazil. Political and economic uncertainty and any new policies or changes in current policies could have a material adverse effect on our business, operating results, financial condition and prospects. And any difficulty by the Brazilian government in obtaining a majority in the national Congress could result in congressional stalemate, political unrest and massive demonstrations and/or strikes that could adversely affect our operations. Uncertainties in relation to the implementation, by the current government, of changes related to monetary, fiscal and social security policies, as well as to the pertinent legislation, can contribute to economic instability. These uncertainties and new measures may increase the volatility of the Brazilian securities market, and issues may be exacerbated by the post-election scenario following the presidential election held in October 2022, considering the transition to a new government and the policies that may be implemented by it, in addition to Brazil’s current political polarization.
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
The credibility of several Argentine economic indices during the Ms. Cristina Fernández de Kirchner administration (from 2004 through 2015) has been called into question. By previously understating inflation, INDEC overstated economic growth in real terms. The adjustments made by the Mr. Mauricio Macri administration to INDEC, beginning in 2016, led to a determination of real GDP growth of 48.6% between 2004 and 2015 rather than the officially reported 65% growth. Because of these reforms, on November 9, 2016, the Executive Board of the International Monetary Fund, or the “IMF,” lifted its censure on Argentina, noting that Argentina had resumed the publication of data in a manner consistent with its obligations under the

Articles of Agreement of the IMF. On June 29, 2017, INDEC also published revised GDP data for the years 2004 through 2015. According to INDEC, Argentina’s GDP grew by 2.9% in 2017, decreased by 2.5% in 2018, decreased by 2.2% in 2019, decreased by 10.0% in 2020, increased 11.9% in 2021 and grew cumulatively, for the third quarter of 2022, by 6.4%. According to the IMF, Argentina’s GDP is expected to increase by 2.0% in 2023. Moreover, since 2015, international commodity prices for Argentina’s primary commodity exports have fluctuated, which has had an adverse effect on Argentina’s economic growth. Relying on the export of certain commodities, such as soy, has made the Argentine economy more vulnerable to fluctuations in the prices of commodities. If international commodity prices decline, the Argentine economy could be adversely affected. In addition, adverse weather conditions can affect the production of commodities by the agricultural sector, which accounts for a significant portion of Argentina's export revenues.
In 2019, Mr. Alberto Fernandez and Ms. Fernández de Kirchner were elected president and vice-president, respectively. Markets reacted negatively to this result, and economic conditions in Argentina continued to deteriorate. Due to, among others, the rise of inflation, the continued demand for salary increases, the growth of the fiscal deficit, the required payments to be made on public debt, the reduction of industrial growth, the recession and the increase of the capital outflows from Argentina, the Macri administration reintroduced rigid restrictions and foreign exchange controls in September 1, 2019, which, among others, significantly curtailed access to the official foreign exchange market (the Mercado Libre de Cambios), or “FX Market” by individuals and entities. See “Item 10. Additional Information—D. Exchange Controls.” Throughout 2019, 2020, 2021 and early 2022, social and political tension and high levels of poverty and unemployment persisted while industrial activity and consumption diminished considerably. The deterioration of the economy significantly increased the social and political turmoil, including civil unrest, riots, looting, nationwide protests, strikes and street demonstrations. Due to the high levels of inflation and devaluation, employers both in the public and private sectors are experiencing significant pressure from organized labor unions and their employees to further increase salaries. On December 23, 2019, the “Ley de Solidaridad Social y Reactivación Productiva” or Social Solidarity Law was enacted. The Social Solidarity Law decreed a public emergency in economic, financial, fiscal, administrative, social security, tariff, energy, health and social matters. As a result of this measure, the Argentine President and Congress gained considerable powers to alter governmental policies and measures related to the Argentine economy. However, the decline in the GDP in Argentina, the deepening recession and the increase of the unemployment has led to an increase in poverty, which, according to INDEC, as of December 31, 2022 affected more than 39.2% of the population. We cannot now fully estimate the impact that the measures currently adopted by the government, or those that it may implement in the future, will have on the Argentine economy as a whole and on the business, equity and results of our operations. Continuing inflation, increase in unemployment, decline in GDP, peso depreciation, and/or other future economic, social and political developments in Argentina, over which we have no control, may adversely affect our financial condition or results of operations.
Moreover, a significant portion of our operations, properties and customers are located in Brazil. Accordingly, our financial condition and results of operations are substantially dependent on economic conditions in Brazil. Historically, Brazil’s political situation has influenced the performance of the Brazilian economy, and political crises have affected the confidence of investors and the general public, which has resulted in economic deceleration and heightened volatility in the securities issued abroad by Brazilian companies. Future developments in policies of the Brazilian government and/or the uncertainty of whether and when such policies and regulations may be implemented may adversely affect our results of operations and financial condition. The Brazilian economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high and variable levels of inflation and currency devaluation. The Brazilian GDP decreased 3.3% in 2016, increased 1.3% in 2017, increased 1.3% in 2018, increased 1.1% in 2019, decreased 4.1% in 2020, increased 4.6% in 2021 and increased 2.9% in 2022. We cannot assure you that GDP will increase or remain stable in the future. Future developments in the Brazilian economy may affect Brazil’s growth rates and, consequently, the consumption of sugar, ethanol, and our other products. As a result, these developments could impair our business strategies, results of operations and financial condition.
Additionally, the effects of any new policies to be implemented by the recently-elected government of Mr. Luiz Inácio Lula da Silva on the economy and the confidence of foreign investors in Brazil are still unclear. Accordingly, we cannot determine the scope of potential impacts resulting from such events on the economy and our business at this stage.
The economies of the countries in which we operate may be adversely affected by the deterioration of other global markets.
Financial and securities markets in the countries in which we operate are influenced, to different degrees, by the economic and market conditions in other countries, including other South American and emerging market countries and other global markets. Investors’ reactions to developments in these other countries, such as the recent developments in the global financial markets, may substantially affect the capital flows into, and the market value of securities of issuers with operations in, the countries in which we operate. A significant deterioration in the economic growth of any of the main trading partners of Brazil, Argentina or Uruguay could have a material impact on the trade balance of those countries and could adversely affect their economic growth and that of other countries in the region. Furthermore, adverse economic conditions in any of these countries could have a material adverse effect on our business, financial condition and results of operations. A crisis in global financial markets including other emerging country markets could dampen investor enthusiasm for securities of issuers with South American operations, including our common shares. The COVID-19 pandemic has negatively impacted global financial markets, ushering significant risk and volatility that may adversely affect the market price for our common shares, making it difficult for us to access capital markets and obtain financing for our operations in the future (on acceptable terms or at all).
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
For instance, the Argentine government has in the past exercised substantial control over the Argentine economy by setting certain industry market conditions and prices, a trend which has continued since Mr. Alberto Fernández took office as president in December 2019. The Social Solidarity Law, enacted in December 2019, froze electricity and natural gas tariff rates until December 31, 2020 and instructed the relevant regulatory agencies to pursue a mandatory renegotiation of those rates, which is currently in process. On January 7, 2020, the government relaunched a voluntary price control to foster consumption and establish reference prices for household products. Initially, 310 products were included in this program and public officials stated that the prices of the products included within the program were to be reduced by 8% on the average (including two of the milk products we sell). On November 10, 2022, the Argentine government launched new voluntary price controls establishing references prices until June 30, 2023. Violation of price control measures may result in sanctions, including fines, which amount will be considered on a case-by-case basis at the time of issuing the relevant sanction by the enforcement authority. On April 4, 2020, the Argentine government issued Decree No. 351/2020, which authorized the intervention by local authorities to control maximum prices, which has resulted in the need to allocate additional economic and human resources for our Argentine subsidiaries to comply with governmental requirements and filings pursuant to these regulations. Additionally, the Argentine Government created an informative regime for the purpose of publishing standard maximum prices of a basic listing of consumer products for each province, and a public and free mechanism that allows the filing of claims and complaints by consumers and those included in the production, distribution and commercialization chain of the products included in the obligation to sell at maximum prices. This regulation impacted our processed rice and fluid milk products. Our facilities have been inspected to control compliance with this regulation. As long as this regulation is in place, we are restricted in our ability to increase prices for processed rice and fluid milk products. In addition, the Argentine Supermarkets’ Shelves Law, enacted on March 17, 2020, as implemented by Decree No. 991/2020, is applicable to our products. The purposes of this law are to ensure that the price of certain products remains clear and competitive for the benefit of consumers, to maintain harmony and balance between economic operators, to expand the supply of artisanal, regional and national products produced by micro, small and medium-sized enterprises, and to promote the offer of products manufactured by small producers. Although the law is targeted at supermarkets, it can impact our sales strategies, as it has resulted in the Argentine government imposing additional regulations on our Argentine subsidiaries, often generating further marketing and distribution costs for the purposes of complying with these regulations.
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

Currently, the Brazilian Congress is analyzing bills for the implementation of a tax reform. One of the proposals being discussed, includes the possibility of changing the consumption taxation system entirely, replacing three Brazilian federal taxes, the Tax over Industrial Products (Imposto sobre Produtos Industrializados, or “IPI”), (Social Contribution on Gross Revenues (Programa de Integração Social , or “PIS” and Contribuição para o Financiamento da Seguridade Social, or “COFINS”), the interstate and intermunicipal transportation tax over goods and services (Imposto sobre Operações relativas à Circulação de Mercadorias e sobre Prestações de Serviços de Transporte Interestadual e Intermunicipal e de Comunicação, or “ICMS”) and municipal tax, (Imposto Sobre Serviços, or ISS), with a single new Tax on Operations of Goods and Services (Imposto Sobre Bens e Serviços , or “IBS”) to be levied on consumption. Furthermore, the Brazilian Federal Government has recently submitted a new tax reform bill under No. 3,887/2020 for the creation of the Social Contribution on Operations, Goods and Services (Contribuição Social de Bens e Serviços, or “CBS”), replacing PIS and COFINS contributions, at a rate of 12.0%, with the possibility of taking credits under certain conditions. The effects of these tax reform bills and any other changes resulting from the enactment of additional tax reforms cannot be quantified, are unpredictable and may directly or indirectly affect the Company's business and results.
Furthermore, in March 2022, Brazilian federal tax rates on cooking gas and diesel were reset to zero by the Brazilian government. Later, in June 2022, this exemption was also extended to gasoline and ethanol. These suspensive measures were anticipated to last until the end of 2022. However in January 2023, President Luiz Inácio Lula da Silva extended the federal tax exemption for gasoline and ethanol until February 28, 2023. By the end of February 2023, the Federal Government partially raised federal taxes on gasoline and ethanol to R$0.47 per liter of gasoline and R$0.02 per liter for ethanol. The tax exemption on diesel was extended until December 31, 2023. We cannot predict the potential impact of the policies that will be adopted by the Brazilian government and whether these policies will negatively affect the economy and our business or financial performance.
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
Argentina has a history of high volatility in its foreign exchange markets, including sharp and unanticipated devaluations, tight foreign exchange controls and severe restrictions on foreign trade. The devaluation of the peso may have a negative impact on the ability of certain Argentine businesses to service their foreign currency denominated debt. It could also lead to higher inflation rates, significantly reduce real wages and jeopardize our business. The Argentine peso depreciated against the U.S. dollar 72.5%, 22.1%, 40.5% and 58.9% in 2022, 2021, 2020 and 2019, respectively, based on the official exchange rates published by the Argentine Central Bank (Banco Central de la República Argentina), or the “BCRA.” In addition, for the first three months of 2023, the peso depreciated approximately 17.9% against the U.S. dollar. In the past, the Argentine government has imposed restrictions on the purchase of foreign currency, which gave rise to an unofficial market where the U.S. dollar traded at a different market value than reflected in the official Argentine peso-U.S. dollar exchange rate. In September 2019, following a foreign exchange crisis and the continued reduction of the BCRA’s foreign currency reserves, the Argentine government reinstated rigid exchange controls and transfer restrictions, substantially limiting the ability to obtain foreign currency or make certain payments or distributions out of Argentina. See “—Exchange controls restrict the inflow and outflow of funds and may substantially limit the ability of companies to retain or obtain foreign currency or make payments abroad.”
The Brazilian currency has also historically suffered frequent fluctuations. As a result of inflationary pressures, the Brazilian government has implemented various economic plans and adopted a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. Formally, the value of the real against foreign currencies is determined under a free-floating exchange rate regime, but, in practice, the Brazilian government currently intervenes in markets through currency swaps and trading in the spot market, among other measures, every time the exchange rate is above or below the levels that the Brazilian government considers appropriate, taking into account inflation, growth, the performance of the real against the U.S. dollar in comparison with other currencies, and other economic factors. The Real appreciated 6.5% in 2022 and depreciated 7.4%, 28.9% and 4.0% in each of, 2021, 2020 and 2019, respectively.
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
Historically, inflation has materially undermined the Argentine economy and the government’s ability to create conditions that would permit long-term and stable growth. In recent years, Argentina has experienced high inflation rates. High inflation may also undermine Argentina’s foreign competitiveness in international markets and adversely affect economic activity and employment, as well as our business and results of operations. In particular, the profit margin on our services is impacted by the increase in our costs in providing those services, which is influenced by wage inflation in Argentina, as well as other factors. Since 2008, the Argentine economy has been subject to strong inflationary pressures which, according to private sector analysts, reached an average annual rate of 28.2% between 2010 and 2015. In 2007, INDEC was subject to a process of institutional and methodological reforms that led to controversies regarding the credibility of the information published by it, including the Consumer Price Index, or the “CPI.” On January 7, 2016, INDEC ceased publishing certain statistical data and, after implementing methodological reforms, resumed publications of the CPI on June 16, 2016. The CPI tallied annual rates of 94.8%, 51.4%, 36.1% and 53.8% in 2022, 2021, 2020 and 2019, respectively. If the Argentine government continues to fail to address Argentina’s structural inflationary imbalance, the current levels of inflation may continue to rise, which may have an adverse effect on Argentina’s economy.
Brazil, in turn, has historically experienced high rates of inflation. Inflation, as well as government efforts to curb inflation, have had significant negative effects on the Brazilian economy, particularly prior to 1995. Inflation was 7.2% in 2016, as measured by the General Market Price Index (Índice Geral de Preços – Mercado), compiled by the Getulio Vargas Foundation (Fundação Getúlio Vargas). However, in 2017 Brazil registered a deflation of 0.53% due to a decrease in the price of food products. Brazil then registered inflation of 7.3% and 7.5% in 2019 and 2018, respectively (due to the depreciation of the Brazilian Real against the U.S. dollar and the increase in prices of primary products), and 17.8% and 23.1% in 2021 and 2020, respectively (due to COVID-19, the depreciation of the Brazilian Real against the U.S. dollar and the increase in prices of primary products). A significant proportion of our cash costs and our operating expenses are denominated in Brazilian Reais and tend to increase with Brazilian inflation. The Brazilian government’s measures to control inflation have included and currently include maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and reducing economic growth. This policy was abated between 2016 and January 2021, when the Special System for Settlement and Custody rate (Sistema Especial de Liquidação e Custódia), or the “SELIC” rate (the base Brazilian interest rate), which is set by the Monetary Policy Council (Comitê de Política Monetária), or the “COPOM,” was decreased from 14.25% to 2.00%. Subsequently, increased inflation and the intention to abate inflation rates led the Brazilian government to adopt other measures to control inflation, such as tax relief for several sectors of the economy and tax cuts for the products included in the basic food basket. These measures were not sufficient to control the inflation, which led the Brazilian government to reinstate a tighter monetary policy. As a result, interest rates have fluctuated significantly. The year-end SELIC rate in Brazil was 4.50%, 2.00%,

9.25% and 13.75% in 2019, 2020, 2021 and 2022, respectively. As of the date of this annual report, the SELIC rate is set at 13.75%
Argentina and/or Brazil may experience higher levels of inflation in the future, which may impact domestic demand for our products. Inflationary pressures may also weaken investor confidence in Argentina and/or Brazil, curtail our ability to access foreign financial markets and lead to further government intervention in the economy, including interest rate increases, restrictions on tariff adjustments to offset inflation, intervention in foreign exchange markets, and actions to adjust or fix currency values, which may trigger or exacerbate increases in inflation, and consequently have an adverse impact on us. In an inflationary environment, the value of uncollected accounts receivable, as well as of unpaid accounts payable, declines rapidly. If the countries in which we operate experience high levels of inflation in the future and price controls are imposed, we may not be able to adjust the rates we charge our customers to fully offset the impact of inflation on our cost structures, which could adversely affect our results of operations or financial condition.
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
Disruption may also be caused by spread of infectious disease (such as COVID-19) or by a deterioration in labor or union relations, disputes or work stoppages or other labor-related developments affecting us or our suppliers and distributors. See “—Our business may be materially and adversely affected by the emergence of epidemics or pandemics, such as COVID-19.”
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
In June 2018, the IMF approved a financial support plan for Argentina in the form of a stand-by arrangement for US$50 billion, which was increased to US$57.1 billion in September 2018. As of the date of this annual report, the IMF disbursed an aggregate of US$44.7 billion under this arrangement. The Argentine government negotiated an extension with the IMF for repayments under the stand-by arrangement that matured in 2022. On January 28, 2022, the IMF and the Argentine government reached an understanding, and the final agreement was approved by the IMF’s executive board on March 3, 2022. On March 17, 2022, the Argentine Congress approved the staff-level agreement to be entered into with the IMF. Further, on October 7, 2022, the IMF communicated that its executive board conducted a second review of the agreement with Argentina and approved a second immediate disbursement of approximately US$3.8 billion. Likewise, on December 22, 2022, the third review of the agreement was announced, approving a disbursement of approximately US$6.0 billion, bringing the total disbursements under the agreement to US$23.5 billion.
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
Through resolution No. 646/2021, the Ministry of Economy established a new procedure to be carried out in the local market for eligible securities of holders who did not adhere to the proposed exchange operation. In this regard, as of December 1, 2021, the securities subject to the local debt restructuring, which were not restructured (listed in Annex I of Resolution 381/2020), are deemed non-negotiable and their listings on the Electronic Open Market (MAE) and in the Argentine stock exchanges and markets were cancelled.
Furthermore, in March 2023, the Argentine government restructured its public debt by issuing bonds denominated Argentine Pesos. The restructure obtained 64.0% adhesion and extended the maturities of notes worth Ps.4.3 billion.
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
In the past, Argentina has had severe macroeconomic imbalances, including frequent and extreme fiscal deficits. Since 1961, the Argentine government has had yearly fiscal deficits approximately 90% of the time, resulting in highly vulnerable macroeconomic conditions. The Argentine government has financed its fiscal deficit mainly in two ways: (i) by relying on external debt issuances, which has historically led to rapid increases in public debt levels; and (ii) by having the BCRA issue currency, which has led to high inflation and, in certain cases, hyperinflation. The fiscal deficit reached 8.5%, 4.5% and 2.4% of the GDP in 2020, 2021 and 2022, respectively. Failure to reduce fiscal deficits could lead to growing levels of uncertainty regarding Argentina’s macroeconomic conditions. In particular, it could lead to growing inflation rates and unanticipated foreign exchange depreciation and balance of payments crisis, higher local vulnerability to international credit crisis or geopolitical shocks, higher interest rates and erratic monetary policies, a reduction in real salaries and as a consequence, in private consumption, and a reduction in growth rates. This level of uncertainty, over which we have no control, may adversely affect our financial condition or results of operations.

Because foreign direct investment remains stagnant in Argentina, it may become impossible for Argentina and its provinces to meet their debt obligations in the future, since Argentina’s foreign currency needs would severely overcome its foreign currency sources. If this level of uncertainty prevails on international investors, Argentina may suffer a “sudden stop” event, where investors stop lending money to Argentine institutions. This, in turn, may result in large capital outflows that could not only force the Argentine government to default on its debt, but also generate a rapid and unanticipated depreciation of the Argentine peso, a hike in local interest rates and a probable banking system crisis if bank deposits are largely withdrawn following social unrest. If a balance of payments crisis were to occur, a large depreciation of the Argentine peso against the U.S. dollar could adversely affect our ability to meet our foreign currency obligations. Furthermore, the negative effect such a crisis could have on the growth rates of the Argentine economy and its consumption patterns could have a material adverse effect on our business, financial condition and result of operations.
Failure to adequately address actual and perceived risks of institutional corruption may adversely affect the economy and financial condition of the emerging markets in which we operate.
A lack of a solid and transparent institutional framework for contracts with the Argentine government and its agencies and corruption allegations have affected and continue to affect Argentina. Argentina ranked 94 of 180 in the Transparency International's 2022 Corruption Perceptions Index and 78 of 179 in the World Bank's Doing Business 2021 report. The Argentine government's ability to implement initiatives aimed at strengthening Argentina's institutions and reducing corruption is uncertain as it would be subject to independent review by the judicial branch, as well as legislative support from opposition parties. We cannot assure you that the implementation of these measures by the Argentine government will be successful in stopping institutional deterioration and corruption.
Moreover, in the past, members of the Brazilian government and of the Brazilian legislative branch have faced allegations of political corruption. As a result, a number of politicians, including senior federal officials and congressmen, resigned and/or have been arrested. For example, since 2014, several members of the Brazilian executive and legislative branches of government have been investigated as a result of allegations of unethical and illegal conduct identified by the Car Wash Operation (Operação Lava-Jato) by Brazilian federal prosecutors. Any political crisis could worsen the economic conditions in Brazil, which may adversely affect our results of operations and financial condition
Finally, under Brazilian law, real property ownership is normally transferred by means of a transfer deed, and subsequently registered at the appropriate real estate registry office under the corresponding real property record. There are uncertainties, corruption and fraud relating to title ownership of real estate in Brazil, mostly in rural areas. In certain cases, the real estate registry may register deeds with errors, including duplicate and/or fraudulent entries, and, therefore, deed challenges frequently occur, leading to judicial actions and police investigations. Property disputes over title ownership are frequent in Brazil, and, as a result, there is a risk that errors, fraud or challenges could adversely affect us.
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
The Argentine government has historically imposed duties on the exports of various primary and manufactured products, including some of our products. Since then, such export taxes have undergone significant increases, and peaked at 35% in the case of soybean. Currently, soybean is taxed at a 33% export duty rate, export duties on soybean flour and soybean oil have been increased from 31% to 33%, and the government increased the export duty for biodiesel from 29% to 30%. Most other agricultural products, such as fresh fruit and vegetables, usually grown in specific regions, were set at a 0% export duty rate on January 2021. Most industrial and finished goods have had their export duty rates reduced throughout 2020, 2021 and 2022. The Social Solidarity Law established new caps for the Fernández administration to set the export duty rate of all goods included in the tariff positions of the Common Mercosur Nomenclature. Even though most goods are capped to a maximum 12.0% ad valorem export duty rate, there are special lower caps for some agricultural products from specific regions and industrial goods. In November 2020, the Fernández administration also implemented, a compensation program for small-scale soybean producers. In 2022, the Argentine Congress failed to extend the authorization for the government to set export duty rates, thus maintaining current export duty rates until a new authorization is issued.
In October 2022, Argentina has also implemented the Argentina Import System (Sistema de Importaciones de la República Argentina) or “SIRA”, whereby importers are required to submit certain information electronically through the SIRA application which, once approved, will be valid for 90 calendar days.
In addition, the former administration had enacted an import licensing regime that includes automatic and non-automatic licensing for imports. Automatic import licensing provides that the importer is only required to submit information through the SIRA as well as provide other certification related to the imported goods. Non-automatic licensing provides that the authorities have a 30-day period to either approve or reasonably reject the import license requested based on its effect on local businesses, in addition to the other import requirements that the goods be subject to (SIRA, certifications, etc.). During 2022, many more tariff codes underwent non-automatic import licensing procedures to control the flow of imports of final goods and, specially, luxury goods. Since the implementation of the SIRA system, many importers have suffered delays and rejections of their import license applications, regardless of the automatic or non-automatic status of their import licenses.
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
In an effort to contain the escalation of the currency exchange rate, the BCRA has been selling its reserves of U.S. dollars, which has resulted in a decrease in BCRA international reserves from US$65.7 billion as of December 2018 to US$38.7 billion as of February 2023. However, the actual net liquid international reserves of the BCRA is reported by private sources to be substantially lower. Moreover, the Argentine government has been financing all economic assistance related to the COVID-19 pandemic with a significant issuance of currency, which has also contributed to increased inflation, the demand for U.S. dollars and the devaluation of the peso.
See “Item 10. Additional Information—D. Exchange Controls.”

Changes in tax laws, incentives, benefits and regulations may have a material adverse impact on the taxes applicable to our business and may increase our tax burden.
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
We are also subject to review of the interpretation of certain laws by the Brazilian Judiciary, which may result in adverse tax consequences for us. For example, in February 2023, the Federal Supreme Court, by unanimous vote, concluded that favorable judicial decisions to taxpayers (res judicata) must be automatically voided if, after such decisions were issued, the Supreme Court reaches a different conclusion on the subject matter in question. That is, if a company obtained authorization from a court to stop withholding a specific tax in the past, such authorization will automatically expire upon confirmation by the Brazilian Supreme Court that the withholding of such tax is legitimate and due. Accordingly, if pro-taxpayer court decisions are reversed by the Brazilian Supreme Court, and we have benefited from any such decisions, our business, financial performance and operating results could be negatively affected.
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
On June 16, 2021, the Argentine government enacted Law No. 27,630 which amended the Argentine income tax law and replaced the fixed rate paid by Argentine companies on their corporate income from 30% to a progressive rate ranging from 25% to 35% for tax periods starting on January 1, 2021. Subject to net income amounts, companies will have to pay a fixed amount and a progressive rate over the surplus of the minimum base rate in their category. These amounts will be adjusted on a yearly basis starting January 1, 2022 based on the CPI variation. The applicable rate over profits and dividends paid to shareholders, whether they are individuals, or undivided estates residing in Argentina or foreign residents, will continue to be 7% in all cases, regardless of the tax rate paid by the company at the corporate level.
In 2018, Laws No. 27,430 and No. 27,468 reinstated the application of an integral inflation adjustment tax mechanism for corporate taxpayers, as a corrective mechanism to assess the real gain subject to tax, but only to the extent that the CPI exceeds 100% in the 36 previous months to the closing of each relevant fiscal year. For fiscal periods starting on or after January 1, 2019, 2020 and 2021, special rates were established.
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
We receive certain tax benefits by virtue of our production facilities and investment projects in underdeveloped regions in Brazil. These tax incentives reduce the amount of Brazilian sales tax ICMS, due in the state of Mato Grosso do Sul as a result of the Ivinhema and Angélica mills. These benefits were most recently renewed until 2032.
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
We are organized under the laws of the Grand Duchy of Luxembourg. Most of our assets are located outside the United States. Furthermore, most of our directors and officers and experts reside outside the United States, and most of their assets are located outside the United States. As a result, you may find it difficult to effect service of process within the United States upon these persons or to enforce judgments outside the United States obtained against us or these persons in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the U.S. federal securities laws. Likewise, it may also be difficult for you to enforce in U.S. courts judgments obtained against us or these persons in courts located in jurisdictions outside the United States, including actions predicated upon the civil liability provisions of the U.S. federal securities laws. It may also be difficult for an investor to bring an action in a Luxembourg court predicated upon the civil liability provisions of the U.S. federal securities laws against us or these persons. Luxembourg law confers to shareholders the right to bring a derivative action on our behalf only in limited circumstances and, subject to certain conditions.
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
•the judgment of the U.S. court does not contravene Luxembourg international public policy (as such term is interpreted under the laws of Luxembourg); and
•the absence of contradiction between such judgment and an already issued judgment of a Luxembourg court.
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
Our corporate affairs are governed by our articles of association and the laws of Luxembourg, including the laws governing public joint stock companies (sociétés anonymes). The rights of our shareholders and the responsibilities of our directors and officers under Luxembourg law are different from those applicable to a corporation incorporated in the United States. In addition, Luxembourg law governing the securities of Luxembourg companies may not be as extensive as those in effect in the United States, and Luxembourg law and regulations in respect of corporate governance matters may not be as protective of minority shareholders as state corporation laws in the United States. Therefore, our shareholders may have more difficulty in protecting their interests in connection with actions taken by our directors and officers or our principal shareholders than they would as shareholders of a corporation incorporated in the United States.
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
As a company organized under the laws of the Grand Duchy of Luxembourg and with its registered office in Luxembourg, we are subject to Luxembourg and European Union insolvency and bankruptcy laws and regulations in the event any insolvency proceedings are initiated against us including, among others, Council and European Parliament Regulation (EU) 2015/848 of 20 May 2015 on insolvency proceedings (recast). Should courts in another European Union Member State determine that the insolvency and bankruptcy laws of that Member State apply to us (or to certain of our assets) in accordance with and subject to such European Union regulations, the courts in that Member State could have jurisdiction over the insolvency proceedings initiated against us. Insolvency and bankruptcy laws in Luxembourg or the relevant other European Union Member State, if any, may offer our shareholders less protection than they would have under U.S. insolvency and bankruptcy laws and make it more difficult for them to recover the amount they could expect to recover in a liquidation under U.S. insolvency and bankruptcy laws.
Our ability to pay dividends is restricted under Luxembourg law.
Our articles of association and the Luxembourg law of August 10, 1915, on commercial companies as amended from time to time (loi du 10 août 1915 sur les sociétés commerciales telle que modifiée), require a general shareholders’ meeting to approve any dividend distribution, except as set forth below.
Our ability to declare dividends under Luxembourg corporate law is subject to the availability of distributable earnings or available reserves, including share premium. Moreover, we may not be able to declare and pay dividends more frequently than annually. As permitted by Luxembourg corporate law, our articles of association authorize the declaration of dividends more frequently than annually by the Board of Directors in the form of interim dividends so long as the amount of such interim dividends does not exceed total net profits made since the end of the last financial year for which the annual accounts have been approved, plus any profits carried forward and sums drawn from reserves available for this purpose, less the aggregate of the prior financial year’s accumulated losses, the amounts to be set aside for the reserves required by Luxembourg law or by our articles of association for the prior financial year.
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
Adecoagro is registered with the Luxembourg Registry of Trade and Companies under number B153681. Adecoagro has its registered office at 6, Rue Eugène Ruppert, L-2453, Luxembourg, Grand Duchy of Luxembourg. Our telephone number is (+352) 264491, and our website is www.adecoagro.com. The SEC also maintains a website at http://www.sec.gov which contains reports and other information regarding registrants that file electronically with the SEC.

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
On May 2, 2022 we acquired the rice production operations owned by certain subsidiaries of Viterra Limited (“Viterra”) in Uruguay and Argentina. These operations comprise four rice processing and storage plants in Uruguay and one in Argentina, and the assets acquired included all biological assets and inventories of processed and rough rice. The acquisition price amounted to approximately $18 million payable in three annual installments, and contemplated a financial debt for an approximate amount of $20 million. Uruguayan rice is internationally recognized as being of the highest quality standards. This transaction is aligned with the Company’s strategy to expand its vertically integrated rice business under the highest quality and sustainability standard. This expansion will not only increase the Company’s rice production and processing capacity, in addition to benefiting from synergies with existing operations, but it will also improve the Company’s global footprint, including access to new markets and clients who purchase Uruguayan rice. The acquisition is also expected to increase the Company’s competitiveness in logistics and transportation and consolidate its position in the rice business.
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
On March 21, 2016, we completed an underwritten secondary offering of 12.0 million shares of Adecoagro offered by our shareholders, Quantum Partner LP and Geosor Corporation, at a price per share to the public of $11.7 pursuant to an effective shelf registration statement on Form F-3 filed with the SEC. In connection with this offering, the selling shareholders granted the underwriter the right to purchase up to 1,800,000 additional common shares exercisable once at any time within 30 days after March 21,2016. On April 20, 2016, the underwriter elected to purchase an additional 350,000 common shares at a price of 11.40 per common share. In 2022, we withdrew the registration statement relating to the unsold secondary registered shares remaining under such shelf registration statement.
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
The following chart summarizes our corporate structure as of April 2023. The Restricted Subsidiaries and Unrestricted Subsidiaries shown on the chart refer to the terms "Restricted Subsidiary" and "Unrestricted Subsidiary", respectively, as defined in our Senior Notes Indenture attached hereto as Exhibit 4.43.

Principal Capital Expenditures
Capital expenditures totaled $229.1 million, $213.0 million and $166.7 million for the years ended December 31, 2022, 2021 and 2020, respectively.

B.    BUSINESS OVERVIEW

Our Company
We are a leading agro-industrial company in South America, with operations in Argentina, Brazil and Uruguay. We are currently involved in a broad range of businesses, including farming crops and rice and other agricultural products, dairy operations, sugar, ethanol and energy production and land transformation. Our sustainable business model is focused on (i) a low-cost production model that leverages growing or producing each of our agricultural products in regions where we believe we have competitive advantages, (ii) reducing the volatility of our returns through product and geographic diversification and use of advanced technology, (iii) benefiting from vertical integration in key segments of the agro-industrial chain, (iv) acquiring and transforming land to improve its productivity and realizing land appreciation through strategic dispositions, and (v) implementing sustainable production practices and technologies focused on long-term profitability.
As of December 31, 2022, we owned a total of 219,850 hectares of land comprising 18 farms in Argentina, eight farms in Brazil and one farm in Uruguay. In addition we own and operate several processing and manufacturing facilities including four rice mills and one rice snack facility in Argentina, two rice mills in Uruguay, four dairy free-stall facilities with an average of 14,415 milking cows, two milk processing facilities in Argentina, one peanut processing facility and one sunflower processing facility in Argentina, two grain handling and conditioning plants in Argentina, and three sugar and ethanol mills in Brazil with a sugarcane crushing capacity of 14.2 million tons.
We believe that we are:

•one of the largest owners of productive farmland in South America, with more than 184,000 owned and productive hectares as of December 31, 2022 (excluding legal land reserves pursuant to local regulations and other land reserves) located in Argentina, Brazil and Uruguay, producing a wide range of agricultural products;
•a leading producer of grains and oilseeds in South America. During the 2021/2022 harvest year, we harvested 230,986 hectares (including 124,887 leased hectares and 36,750 second crop hectares) and produced 769,524 tons of grains, including soybeans, corn, wheat, peanut, sunflower and cotton, among others;
•one of the largest fully integrated producers of rough (unprocessed) rice in the world, planting 60,857 hectares (including 17,844 leased hectares) and producing 416,735 tons during the 2021/2022 harvest year. We are also a large processor and exporter of white rice (processed) in Argentina and Uruguay;
•a leading dairy producer in South America in terms of cutting-edge technology, productivity per cow and grain conversion efficiencies, producing 185.6 million liters of raw milk during 2022, and adding value in our processing facilities. We are a leading retailer of dairy products, including three popular brands—Las Tres Niñas, Apóstoles and Angelita;
•a growing producer of sugar and ethanol in Brazil, where we currently own three sugar and ethanol mills, with an aggregate installed capacity of 14.2 million tons per year and full cogeneration capacity (i.e. the generation of electricity from sugarcane bagasse, the fiber portion of sugarcane that remains after the extraction of sugarcane juice) of 241 MW as of December 31, 2022. Our operation is highly integrated, meaning that 96% of the sugarcane crushed at our mills is supplied from our own plantations. As of December 31, 2022, our sugarcane plantation consisted of 192,987 hectares; and
•one of the leading companies in South America in the acquisition and transformation of undermanaged land to more productive uses, generating higher cash yields. Over the last 16 fiscal years, in aggregate, we have sold over 102,000 hectares generating capital gains of approximately US$250 million.

We are engaged in three main businesses:

Farming Business
As of December 31, 2022 we owned 206,896 hectares (excluding sugarcane farms) of farmland in Argentina and Uruguay. During the 2021/2022 harvest year we held leases or entered into agriculture partnerships for an additional 142,732 hectares of arable land. We own the facilities and have the resources to store and condition 100% of our crop and rice production. We do not depend on third parties to condition our production for sale. Our Farming business is subdivided into four main businesses:
•Crops: We produce a wide range of agricultural commodities, including soybean, corn, wheat, peanut, sunflower and cotton, among others. In Argentina, our farming activities are primarily conducted in the Argentine humid pampas region, where agro-ecological conditions are optimal for low-cost production. Since 2004, we have expanded our operations throughout the center-west region of Uruguay, as well as in the northern region of Argentina. During the 2021/2022 harvest year, we planted approximately 230,986 hectares of crops, including second harvests, and produced 769,524 tons of grains. We also planted an additional 10,206 hectares where we produced over 314,000 tons of forage used to feed cattle in our dairy operation. During the current 2022/2023 harvest year, we planted approximately 209,705 hectares of crops (including second harvest) and an additional 10,500 hectares of forage.
•Rice: We own a fully integrated rice operation. We produce irrigated rice in the northeast provinces of Argentina and in Uruguay, where the availability of water, sunlight, and fertile soil results in a coveted region for the low-cost production of rice. We believe that we are one of the largest producers of rough (unprocessed) rice in South America, producing 416,735 tons during the 2021/2022 harvest year. We own four rice mills and one rice snack facility in Argentina and two rice mills in Uruguay that process our own production, as well as rice purchased from third parties. We produce different types of white and brown rice sold both in the domestic Argentine retail market under our own brands and abroad. During the current 2022/2023 harvest year, we planted 55,648 hectares of rice.

•Dairy : We believe that we are a leading dairy producer in South America in terms of our utilization of cutting-edge technology and in our productivity per cow and grain conversion efficiency. Through the production of raw milk, we are able to transform forage and grains into value-added animal protein. Our free-stall dairies in Argentina allow us to optimize our use of resources (land, dairy feeding cattle and capital), increase our productivity and maximize the conversion of forage and grain into raw milk. We produced 185.6 million liters of raw milk in 2022, with a daily average of 14,415 milking cows, delivering an average of 35.3 liters of milk per cow per day. In October 2017, we completed the construction of our first biodigester with 1.4 MWh of installed capacity. The facility generates electricity by burning biogas extracted from effluents produced by our milking cows. In addition to increasing revenues and securing our energy requirements, this facility enhances the sustainability of our free-stall dairy operation by reducing greenhouse gas emissions, improving the management of effluents and concentrating valuable nutrients which are applied back to the fields. In 2019, we further acquired two milk processing facilities that produce UHT milk, milk powder, semi-hard cheese, yogurt and chocolate milk, among other products, with the flexibility to sell to both the domestic and export market based on relative profitability. In 2022, our facilities processed 359.4 million liters of milk, thereby producing 161 million liters of fluid milk, over 4,260 tons of semi-hard cheese, over 19,000 tons of milk powder and over 4.6 million liters of cream and cocoa flavored milk.
•All Other Segments: All other segments business primarily consists of leasing pasture to cattle farmers in Argentina. We lease over 16,919 hectares of pasture unsuitable for crop production to third-party cattle farmers.

Sugar, Ethanol and Energy Business
We cultivate and harvest sugarcane, which is then processed in our own mills to produce sugar, ethanol and energy. As of December 31, 2022, we had 192,987 hectares of sugarcane plantations in the Brazilian states of Mato Grosso do Sul and Minas Gerais, of which 12,951 hectares were planted on our own land and 180,036 hectares were planted on land leased by us under long-term agreements. We use different techniques to maximize sugarcane production. For example, we use meiosis to renew and expand harvestable areas by planting only a few rows of sugarcane, along with other products in the rest of the field. We harvest the sugarcane within six to nine months and use that production to plant sugarcane on the area where other products have been already harvested. By doing so, we maximize sugarcane plantation efficiency.
Further, we own and operate three sugar and ethanol mills—UMA, Angélica and Ivinhema—with a total crushing capacity of 14.2 million tons of sugarcane per year as of December 31, 2022 (assuming an average of 5,569 milling hours).
UMA is a small but efficient mill located in the state of Minas Gerais, with a sugarcane crushing capacity of 1.2 million tons per year (assuming an average of 4,800 milling hours), full cogeneration capacity and an associated sugar brand, Açúcar Monte Alegre, with a strong presence in the regional retail market. We plant and harvest 98.5% of the sugarcane milled at UMA, with the remaining 1.5% acquired from third parties. UMA is also engaged in the production of organic sugar and in 2020, it exported this product for the first time after having received the necessary certification to export organic sugar to the E.U. Angélica and Ivinhema are two modern mills, which we built in the state of Mato Grosso do Sul, with current sugarcane crushing capacities of 5.6 and 7.4 million tons per year, respectively (assuming an average of 5,333 and 5,920 milling hours, respectively). Both mills are located 45 kilometers apart, and form a cluster surrounded by one large sugarcane plantation. Angelica and Ivinhema are equipped with high-pressure steam boilers and turbo-generators with the capacity to use all sugarcane bagasse by-product to generate electricity. Approximately 31% of electricity generated is used to power the mill and the excess electricity is sold to the local power grid, which means our mills have full cogeneration capacity.
In the year ended December 31, 2022, we crushed 10.5 million tons of sugarcane. Our mills produce both sugar and ethanol, and accordingly, we have some flexibility to adjust our production (within certain capacity limits that generally vary between 40% and 80%) between sugar and ethanol, to take advantage of more favorable market demand and prices at given points in time. In the year ended December 31, 2022 we produced 481,919 tons of sugar and 540,231 cubic meters of ethanol.
Since 2020, we have been selling carbon credits or “CBios” under the RenovaBio program. The RenovaBio program was designed by the Brazilian government to cut carbon emissions by discouraging fossil fuel consumption while encouraging the production of renewable energy. Under this program, a carbon credit market is established in which sellers of fossil fuels have to acquire a mandatory quota of carbon credits set based on the amount of non-renewable fuels sold by them in the prior year. Issuers of CBios are biofuel producers whose mills have been certified by the ANP and awarded a score based on how “green” their mill operation is. This score acts as a multiplier for the amount of CBios the mill can issue for every cubic meter of ethanol it sells. CBios, in turn, are financial instruments traded on the B3. Prices are based on the supply of and demand for those credits. In 2022, we sold 550,796 CBios at an average unit price of R$89.1 (average net price of US$17.6).

In 2021, Adecoagro became the first company in Brazil to be authorized by the Totum Institute to issue Renewable Natural Gas Certificates, “gas-recs” as they are referred to in the market. These certificates attest to the production of renewable natural gas. Industries in Brazil can voluntarily purchase these certificates as evidence of the decarbonization of the gas consumed in their operations. In 2022, we became pioneers in the commercialization of gas-recs in Brazil through the sale of 25,000 certificates, as a result of our biogas production during 2021, at a unit price of R$1.80 per certificate.
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
Moreover, from time to time, we seek to recycle our capital by selling a portion of our fully developed farms. This allows us to monetize capital gains generated by land transformation activities and allocate our capital to acquire land with higher transformation potential or to deploy it in other businesses, thereby enhancing return on invested capital. During the 20-year period since our inception, we have effectively put into production over 171,000 hectares of land that were previously undeveloped or undermanaged. We realize and capture land transformation value through the strategic disposition of assets that have reached full development potential. We believe that the rotation of our land portfolio allows us to efficiently reallocate capital and maximize our return on invested capital. Our current land portfolio consists of 219,850 hectares (net of minority interests) distributed throughout our operating regions as follows: 93% in Argentina, 6% in Brazil, and 1% in Uruguay. During the last 16 years, we sold 25 of our fully mature farms, generating capital gains of approximately US$250 million.
The following table sets forth, for the periods indicated, certain data relating to our land transformation business:

	Year Ended December 31,
	2022	2021	2020
Undeveloped/undermanaged land put into production (hectares)	—	—	1,903
Ongoing transformation of arable land (hectares)	123,313	123,313	123,313
Number of farm sold (1)	—	—	2
Hectares sold (2)	—	—	5,444
Capital gains from the sale of land (in thousands of US$) (1)	—	—	1,500
(1) In 2020, we sold the Huelen farm (amounting to 4,633 hectares) and a 811 hectares plot of the Abolengo farm.
(2) Includes the sale of non-controlling interests in farmland companies.

Our Competitive Strengths

•Unique and strategic asset base. We own strategically located farmland and agro-industrial assets in Argentina, Brazil and Uruguay. We continuously improve our operations and practices, resulting in the reduction of operating costs and an increase in productivity and ultimately enhancing the value of our properties and generating capital gains. Our operations also benefit from strategically located industrial facilities throughout Argentina, Brazil and Uruguay, increasing operating efficiencies and reducing operating and logistic costs. We are vertically integrated where economics and returns are attractive, where the efficiency of our primary operation is significantly enhanced, or where lack of a competitive market results in the absence of a transparent price determination mechanism. Our diversified asset base creates valuable synergies and economies of scale, including (i) the ability to transfer the technologies and best practices that we have developed across our business lines, (ii) the ability to apply value-adding land transformation strategies to farmland in connection with our farming and sugarcane operations, and (iii) a greater ability to negotiate more favorable terms with our suppliers and customers.

Owning a portion of the land where we operate is a key element of our business model.

•Low-cost production leveraging agro-ecological competitive advantages. Each of the commodity products we grow is produced in regions where agro-ecological conditions provide competitive advantages and which, through the implementation of our efficient and sustainable production model, allow us to become one of the lowest cost producers.

▪Our grain and oilseed production is based in the Argentine humid pampas region, where soil fertility, regular rainfalls, temperate climate, the availability of land and the relative proximity to ports contribute to the reduced use of fertilizers and agrochemicals, high productivity and stable yields and efficient logistics, ultimately resulting in one of the lowest costs per ton of grain produced and delivered.
▪Our rice operation is located in the northeast provinces of Argentina and in Uruguay, which are one of the best rice farming regions in the world due to plentiful sunlight, the abundant availability of water for low-cost irrigation, and a large potential for expansion.
▪Our dairy operation is situated in the Argentine humid pampas region, where cow feed (grains, oilseeds and forage) is efficiently and abundantly produced at a low cost and climate and sanitary conditions are optimal for cow comfort, which enhances productivity, cow reproduction rates and milk quality.
▪We produce sugarcane in the states of Mato Grosso do Sul and Minas Gerais in Brazil, where the combination of soil and climate derive in high sugarcane productivity and quality, resulting in one of the lowest production costs in the world (significantly lower than other major sugar producing regions, including India, China, the United States, the United Kingdom, France and Germany).

•Standardized and scalable agribusiness model applying technological innovation. We have consistently used innovative production techniques to ensure that we are at the forefront of technological improvements and environmental sustainability standards in our industry. We are implementing an agribusiness model that consists on specializing our workforce and defining standard protocols to track crop development and control production variables, thereby enhancing management decision-making. We further optimize our agribusiness model through the effective implementation and constant adaptation of a portfolio of advanced agricultural and information technologies and best practices tailored to each region in which we operate and commodity we produce, allowing us to improve our crop yields, reduce operating costs and maximize margins in a sustainable manner.

▪In our Farming business, we use “no-till” technology as the cornerstone of production in our Crops segment and have been able to implement this technique in areas within our production regions where it was not previously used. Furthermore, we also utilize crop rotation, second harvests, integrated pest management, balanced fertilization, water management and mechanization. Additionally, we use the silo bag storage method, utilizing large polyethylene bags with a capacity of 180 to 200 tons which can be left on the field for 12 months, resulting in low-cost, scalable and flexible storage on the field during harvest, which we believe allows us to expand our crop storage capacity at a low cost, generate important logistic and freight savings by moving our production in the off-season when freight fares are lower, and time the entry of our production into the market at optimal price points. See “—Operations and Principal Activities—Farming Business—Storage and Conditioning for the Farming Business.”

▪In our Dairy segment, we believe that we were the first company in South America to implement the “free-stall” production system, resulting in more efficient conversion of feed to raw milk and higher production rates per cow compared to our peers in the region.

▪In our Sugar, Ethanol and Energy segment, our sugarcane cluster, composed of the Ivinhema and Angélica mills: (i) has a highly mechanized planting and harvesting operation, which has increased our sugarcane production, reduced our operating costs and contributed to environmental sustainability by eliminating the need to burn the sugarcane before harvest; (ii) has the capacity to use all the bagasse (the fiber portion of sugarcane that remains after the extraction of sugarcane juice), with almost no incremental cost, to cogenerate 225 MW of clean and renewable energy; (iii) can process 54,480 tons of sugarcane per day and (iv) can recycle by-products such as filter cake and vinasse, by using them as fertilizers in our sugarcane fields, as well as recycling water and other effluents, generating important savings in input costs and protecting the environment.

•Unique diversification model to mitigate cash flow volatility. We pursue a unique, multi-tier diversification strategy to reduce our exposure to production and market fluctuations that may impact our cash flow and operating results. We seek geographic diversification by spreading our portfolio of farmland and agro-industrial assets across different regions of Argentina, Brazil and Uruguay, thereby lowering our risk exposure to weather-related losses and contributing to stable cash flows. Additionally, we produce a variety of products including soybean, corn, wheat, peanut, sunflower, cotton, barley, sorghum, rice, raw milk and dairy products, sugar, ethanol and energy, among others, which lowers our risk exposure to potentially depressed market conditions of any specific product. Moreover, through vertical integration in the Rice, Dairy and the Sugar, Ethanol and Energy businesses, we process and transform a portion of our agricultural commodities into branded retail products, reducing our commodity price risk and our reliance on the standard market distribution channels for unprocessed products. Finally, our commercial committee defines our commercial policies based on market fundamentals and logistical and production data to develop a customized sale/hedge risk management strategy for each product.

•Expertise in acquiring farmland with transformation and appreciation potential. Since our inception in 2002, we have executed transactions for the purchase and disposition of land for over US$780 million and sold over 100,000 hectares of developed land, generating capital gains of approximately US$250 million. We believe we have a superior track record and have positioned ourselves as a key player in the land business in South America. Our business development team has gained extensive expertise in evaluating and acquiring farmland throughout South America and has a solid understanding of the productivity potential of each region and of the potential for land transformation and appreciation. To date, we have analyzed over 11 million hectares of farmland spread throughout the regions in which we operate and other productive regions in the world. We have developed a methodology to assess farmland and to appraise its potential value with a high degree of accuracy and efficiency by using information generated through sophisticated technology, including satellite images, rain and temperature records, soil analysis, and topography and drainage maps. Our management team has gained extensive experience in transforming and maximizing the appreciation potential of our land portfolio through the implementation of our agribusiness techniques described above. We also have an extensive track record of rotating our asset portfolio to generate capital gains and monetize the transformation and appreciation generated through our land transformation activities and agricultural operations.

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

Our Business Strategy
We intend to maintain our position as a leading agricultural company in South America by expanding and consolidating each of our business lines, thus, creating value for our shareholders. The key elements of our business strategy are as follows:

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

▪Crops: In February 2019, we acquired a state-of-the-art peanut processing facility strategically located in Córdoba province, Argentina’s largest peanut production area. This plant is equipped with high-performance equipment and comprises a shelling plant, a blanching plant and a seed treatment plant. It has a shelling capacity of 80,000 tons per year, a blanching capacity of 36,000 tons per year, and a storage capacity of 67,000 tons of in-shell peanuts. Moreover, our finished products storage has a capacity of 10,000 tons (4,200 of which are under cold storage). The plant also has a drying capacity of 1,200 tons (at a 14% input moisture). The plant has been granted all necessary certifications and permits, which allow us to satisfy demand in selective global markets that pay a premium for Argentine peanut because of its superior quality. Our increased focus in the segment has allowed us to reduce costs by (i) saving in tolling and brokerage fees, (ii) consolidating and exporting our production from our on-site customs, (iii) reducing operational risks and (iv) having access to land at competitive prices by managing crop rotation ourselves, among others.

▪Rice: We completed investments in the segment that have enabled us to increase productivity at the farm level, improve our rice processing and distribution capabilities, and increase the value of main by-products. Some of our investments in this segment include: (i) the implementation of zero-level technology in over 39,000 hectares, which has considerably reduced water consumption at the farm, and increased yields by providing better germination, uniform irrigation and lower losses during harvest; (ii) the increased use of our own machinery for planting and harvesting activities, which has allowed us to seek optimal harvest timing; and (iii) the installation of an on-site dryer at our Oscuro farm, which added efficiency to our grain storage and handling and reduced transportation and other costs. At the industrial level, we constructed a parboil plant that has allowed us to increase our processing volume and produce a higher-margin product.

Additionally, in May 2022, we acquired Viterra’s rice operations in Argentina and Uruguay, including two rice processing and storage plants in Uruguay and one in Argentina. This transaction contributed to our geographic diversification and hence to mitigate weather risk, in addition to providing further commercial and logistics advantages, such as the incorporation of Uruguayan branded rice, which is known for its high quality, and therefore granting us access to new markets.

▪Dairy: As of December 2022, we had four fully operative free-stall facilities with an occupancy of 14,461 cows. We continue with our strategy of growing and securing corn silage to feed additional cows. As for the biodigester, energy production is stabilized and generating attractive results.

Additionally, since February 2019 we are owners of two milk processing facilities acquired from SanCor Cooperativas Unidas Limitadas. Both plants are well equipped and strategically located. The facility located in the city of Morteros, Province of Córdoba, is at the center of Argentina’s largest dairy basin and has a processing capacity of 870 thousand liters per day aimed at producing powdered milk and cheese, mainly destined to the export market. The facility located in Chivilcoy, in the province of Buenos Aires, is halfway between our dairy free-stall facilities and the city of Buenos Aires, the largest fluid dairy market. The processing capacity of this facility is 555 thousand liters per day aimed at producing mostly fluid milk. These acquisitions are part of our long term growth strategy, consistent with our strategy for our crops, rice, sugar, ethanol, and energy businesses. We believe that being vertically integrated allows us to control the supply chain, which in turn enhances efficiencies and increases margins, and provides us with the flexibility to sell into the export and domestic markets, based on relative profitability with a view to generate attractive returns.

• Consolidate our sugar and ethanol cluster in Mato Grosso do Sul. Our main strategy for our sugar and ethanol business is to consolidate our cluster in the state of Mato Grosso do Sul in Brazil by ramping up production at our Ivinhema and Angelica mills, which have a nominal capacity of 13 million tons per year. See “ —Operations and Principal Activities—Sugar, Ethanol and Energy Business—Our Sugar Mills.” The consolidation of the cluster has generated important synergies, operating efficiencies and economies of scale such as (i) a reduction in the average distance from sugarcane fields to mills, generating important savings in sugarcane transportation expenses; (ii) a single centralized management team, reducing total administration cost per ton of sugarcane milled; and (iii) a large sugarcane plantation supplying two mills, which permits non-stop harvesting. Our sugarcane cluster in Mato Grosso do Sul has allowed us to become one of the most efficient and low cost producers of sugar, ethanol and energy in Brazil. Additionally, we plan to continue to monitor closely the Brazilian sugar and ethanol industries and may pursue selective acquisitions that provide opportunities to increase our economies of scale, operating synergies and profitability.
We remain focused on finding ways to continue maximizing efficiency and generating additional synergies and cost dilution. In this process, our operating teams identified certain bottlenecks in our industrial operations that were removed with minimal investments and allowed us to increase crushing volumes per hour and total capacity per year. In 2021, we inaugurated a molecular sieve at our Ivinhema mill, which increased our ethanol dehydration capacity by 50%. Prior to this investment, the only mill capable of producing anhydrous ethanol was the Angelica mill. This increase in our dehydration capacity serves as a commercial tool at the same time as it enhances the efficiency and sustainability of our operations and increases our production flexibility. Combined with our high ethanol storage capacity, it enables us to carry over stocks and places us in a solid position to benefit from higher expected prices both in the domestic and export markets.
Additionally, we continue developing and adopting technologies to become more efficient sugarcane producers and further reduce our carbon footprint. We developed a proprietary technology to produce biogas from vinasse, a subproduct of the ethanol production process, and we built a biogas unit in our Ivinhema mill. Biogas can be used in the production of renewable energy or converted into biomethane to replace diesel consumption. We use vinasse in a concentrated form as input in a biodigestor where microorganisms act on organic matter and produce biogas. Biogas, in turn, once cleaned and compressed is converted into biomethane which can be used as biofuel in adapted vehicles, such as trucks, lorries and cars. We are optimistic about this project, which enhances the sustainability of our operations, has the potential to create an additional revenue stream and will enable us to replace our diesel consumption. In 2021, we certified our biogas facility as the first renewable gas plant in Brazil, which allows us to issue and sell gas-recs. Concurrently, and independently from its use in biogas production, we also use concentrated vinasse as potassium biofertilizer in our sugarcane plantation.
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

Operations and Principal Activities

Farming Business
Our Farming business is divided into three main reportable operating businesses: Crops, Rice and Dairy. We use our own land and land leased from third parties to conduct our operations. During the 2021/2022 harvest year, we used 291,843 hectares of land to conduct our Farming operations, out of which, we owned 112,361 hectares (excluding sugarcane farms), used 36,750 hectares as second harvest areas and leased 142,732 hectares. During the 2020/2021 harvest year, we conducted our Farming operations on 262,110 hectares of land; out of which, we owned 111,009 hectares (excluding sugarcane farms), used 41,924 as second harvest areas and leased 109,178 hectares. During the 2019/2020 harvest year, we used 237,806 hectares of land to conduct our Farming operations, out of which, we owned 105,883 hectares (excluding sugarcane farms), used 34,556 as second harvest areas, and leased 97,367 hectares.
The following tables sets forth our production volumes for each of our farming business lines.

	Harvest Year
	2021/2022	2020/2021	2019/2020
Production	(in tons)
Crops (tons) (1)	769,524	733,334	720,059
Rice (tons) (2)	416,735	346,685	278,348
Total	1,186,259	1,080,019	998,407

	Year Ended December 31,
	2022	2021	2020
Dairy (thousands of liters)(3)	185,583	173,148	145,192
________________________________________________________________________________________________
(1) Crop production does not include 314,000 tons, 300,782 tons, and 226,821 tons of forage produced in the 2021/2022, 2020/2021 and 2019/2020 harvest years, respectively. It also does not include the soybean planted in Brazil in 2021/2022 as cover crop during the implementation of the agricultural technique known as meiosis. Revenues corresponding to the sale of this product are booked in the Sugar, Ethanol and Energy segment.
(2)    Expressed in tons of rough rice.
(3)    Raw milk produced.

Crops Business (Grains, Oilseeds and Cotton)
Our agricultural production is mainly based on planting, growing and harvesting crops over our owned arable area. During the 2021/2022 harvest year, we planted and harvested crops and forage on approximately 241,192 hectares, including our owned land, leased land and second harvest areas. In mid-2022, we began planting crops pertaining to the 2022/2023 harvest year, which was concluded in the first quarter of 2023, with a total planted area of 220,205 hectares (including forage). Our main products include soybean, corn, wheat, peanut, sunflower and cotton. Other products, such as sorghum and barley, are sown occasionally and represent only a small percentage of total sown land.

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
The following table sets forth, for the harvest years indicated, the planted areas for our main products:

	Harvest Year
	2021/2022	2020/2021	2019/2020
Planted Area	(in hectares)
Soybean (1)	71,074	68,315	73,685
Corn (2)	57,536	56,568	61,112
Wheat (3)	46,509	44,392	32,799
Sunflower	23,092	16,164	6,818
Cotton	7,427	3,519	4,461
Peanut	22,102	26,123	16,814
Forage (4)	10,206	5,337	6,758
Others (5)	3,246	2,747	574
Total	241,192	223,165	203,020
________________________________________________________________________________________________
(1) Includes soybean first crop and second crop planted area.
(2) Includes corn first crop and second crop planted area as well as sorghum.
(3) Includes barley crop.
(4) Forage includes corn silage, wheat silage and sorghum used for feeding cattle in our dairy operation.
(5) Includes beans, chia and sesame.
The following table sets forth, for the harvest years indicated, the production volumes for our main products:

	Harvest Year
	2022/2023	2021/2022	2020/2021	2019/2020
Production(1)	(in tons)
Soybeans (2) (3)	8,079	177,963	172,969	181,259
Corn (2)	14,178	342,621	327,164	364,176
Wheat	83,263	137,953	122,749	104,236
Sunflower (2)	30,241	39,054	28,436	12,652
Cotton lint (2)	108	4,262	1,772	1,490
Peanut (2)	964	62,433	77,891	55,630
Others (2)	591	5,238	2,353	616
Total (2)	137,424	769,524	733,334	720,059
________________________________________________________________________________________________
(1) Crop production does not include 314,000 tons, 300,782 tons and 226,821 tons of forage produced in the 2021/2022, 2020/2021 and 2019/2020 harvest years, respectively.
(2) As of the date of this annual report, the harvest of soybean, corn, peanut, sunflower and cotton pertaining to the 2022/2023 harvest year is ongoing. The only crop that has been fully harvested is wheat.
(3) Does not include the soybean planted in Brazil in 2022/2023, 2021/2022 and 2020/2021 as cover crop during the implementation of the agricultural technique known as meiosis. Revenues corresponding to the sale of this product are booked in the Sugar, Ethanol and Energy segment.

The following table below sets forth, for the years indicated, the sales volume for our main products:

	Year Ended December 31,
	2022	2021	2020
Sales	(In thousands of US$)
Soybeans (1)	72,323	56,997	44,732
Corn (2)	72,427	57,504	45,088
Wheat (3)	23,603	27,267	15,109
Sunflower	25,076	16,618	10,925
Peanut	63,087	60,422	46,983
Other crops (4)	18,684	10,086	7,277
Adjustments (5)	(2,463)	11,836	(1,653)
Total	272,737	240,730	168,461
________________________________________________________________________________________________

(1) Does not include revenue corresponding to the sale of soybean planted in Brazil in 2021/2022 and 2020/2021 as cover crop during the implementation of the agricultural technique known as meiosis. Revenues corresponding to the sale of this product are booked in the Sugar, Ethanol and Energy segment.
(2) Includes sorghum.
(3) Includes barley.
(4) Includes cotton, other crops and farming services.
(5) Refers to the accumulated adjustment of hyperinflation in the accounting translation for our Crops segment sales.

Soybeans
Soybeans are an annual legume widely grown due to their high content of protein (40%) and oil (20%). They have been grown for over 3,000 years in Asia and, more recently, have been successfully cultivated around the world. The world’s top producers of soybeans currently are the United States, Brazil, Argentina, China and India. Soybeans are one of the few plants that provide a complete protein supply as they contain all eight essential amino acids. About 85% of the world’s soybeans are processed, or “crushed,” annually into soybean meal and oil. Approximately, 98% of soybean meal is further processed into animal feed, with the balance used to make soy flour and proteins. Of the oil content, 85% is consumed as edible oil and the rest is used for industrial products such as fatty acids, soaps and biodiesel. We sell our soybeans mainly to crushing and processing industries, which produce soybean oil and soybean meal used in the food, animal feed and biofuel industries.
Soybeans comprised, 5.4%, 5.1% and 5.5% of our total consolidated sales in 2022, 2021 and 2020, respectively.

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
Corn comprised 5.4%, 5.1% and 5.5% of our total consolidated sales in 2022, 2021 and 2020, respectively.

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
Wheat comprised 1.8%, 2.4% and 1.8% of our total consolidated sales in 2022, 2021 and 2020, respectively.

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
Sunflower comprised 1.9%, 1.5% and 1.3% of our total consolidated sales in 2022, 2021 and 2020, respectively.
Since early 2019, we operate a sunflower processing facility located in Buenos Aires province, Argentina. This enables us to control processing activities and develop direct and long term relationships with different customers around the world.

Peanut
Peanut is a summer legume that has its harvesting process divided in two stages: (1) digging, which implies loosening the plant, cutting the taproot and inverting the plant; and (2) combining, which means separating the pods from the vines. Planting activities begin in October and approximately 150 days after planting, digging activities take place. In Argentina, all peanuts grown are high oleic. Córdoba province is Argentina's largest peanut production area due to its optimal agro-climatic conditions, which have led many processing industries to install there.
Argentina is positioned among the most important players in the production and export of peanuts, with high technological levels both in terms of production as well as processing. Argentina exports more than 90% of the peanuts it produces and its main market is the E.U., followed by Latin America, north of Africa and Asia. Its main competitors are the United States, Brazil and China. We grow peanuts in the center region of Argentina.
Peanut comprised 4.7%, 5.4% and 5.7% of our total consolidated sales in 2022, 2021 and 2020, respectively.
Since early 2019, we own and operate a peanut processing facility equipped with cutting-edge technology. This vertical integration is in line with our strategy to grow our peanut business as it enables us to control processing activities and develop direct and long term relations with different customers around the world.

Forages
We are engaged in the production of forage in Argentina, including corn silage, wheat silage and sorghum silage. We use forage as cow feed in our dairy operation. During the 2021/2022 harvest year, we planted 10,206 hectares of forage and produced 314,000 tons of forage.

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
We conduct our rice operation in the northeast of Argentina, which is one of the most efficient locations in the world for producing rice at a low cost. This is a result of optimum natural agronomic conditions, including plentiful sunlight, abundant availability of water for low cost irrigation and large quantities of land. The use of public water for artificial irrigation is governed by provincial regulations and is subject to the granting of governmental permits. We currently have permits for the use of water in our production of rice in the provinces of Corrientes and Santa Fe. Maintenance of our permits is subject to our compliance with applicable laws and regulations, which is supervised by the corresponding governmental authority (e.g., the Ministry of Water, Public Services and Environment - Ministerio de Agua, Servicios Publicos y Medio Ambiente), in the province of Santa Fe, and the Water Institute of the Province of Corrientes (Instituto Correntino del Agua).
In 2022, we expanded our rice footprint to Uruguay by acquiring the rice operations of certain subsidiaries of Viterra. Similar to Argentina, Uruguay also benefits from optimum natural agronomic conditions to produce rice. As a result, Uruguay is also considered one of the most efficient locations in the world for producing rice at a low cost. The production of rice in

Uruguay is mostly concentrated in the southeastern region of the country given its close distance to the Montevideo seaport. Industry participants source rice from third-party producers, with whom they have long-term relationships and who many times their activities. The price paid for paddy rice is annually set forth by agreements between farmers and industry participants. Those agreements establish fixed margins for the industry and take into account average export prices. Given that sales price plays a key role in determining the cost of paddy rice, participants agree on offering similar prices and achieve synergies in sharing freight costs.
The following table sets forth, for the harvest years indicated, the total number of rice-planted hectares we owned and leased, as well as the overall rough rice we produced:

	Harvest Year
Rice Product Area and Production	2022/2023	2021/2022 (2)	2020/2021	2019/2020
Owned planted area (hectares)	39,817	43,013	40,444	39,162
Leased planted area (hectares)	15,831	17,844	3,839	2,382
Total rice planted (hectares)	55,648	60,857	44,282	41,544
Rough rice production (tons) (1)	331,289	416,735	346,685	278,348
(1) As of the date of this annual report, the harvest of rice pertaining to the 2022/2023 harvest year is ongoing.
(2) Figures differ from previously disclosed ones as it includes rice planted and harvested related to the acquisition of Viterra’s rice operations concluded in May 2022.
We grow rice in four farms owned by us, which are located in Argentina, whereas the rest is through leased farms located in Argentina and in Uruguay. In the ongoing 2022/2023 harvest year, we have planted approximately 55,648 hectares of rice, which have not been fully harvested as of the date of this annual report. In the 2021/2022 harvest year, we planted approximately 60,857 hectares and produced 416,735 tons of rice, which represented 20.0% of our total planted area and 35.0% of our total farming production. In the 2020/2021 harvest year, we planted approximately 44,282 hectares and produced 346,685 tons of rice, which represented 17.0% of our total planted area and 32.0% of our total farming production. In the 2019/2020 harvest year, we planted approximately 41,544 hectares and produced 278,348 tons of rice, which represented 17.0% of our total planted area and 28.0% of our total farming production .
Rice comprised 15.1%, 12.0% and 12.5% of our total consolidated sales in 2022, 2021 and 2020, respectively.

Rice Production Process
Rice production cycle lasts approximately five to six months, beginning in September of each year and ending in April of the following year. Rice planting continues until November, followed by treatment of the rice, which lasts approximately three months, until January. Our harvest begins in February and lasts until April. After harvesting, the rice is ready for processing.
We process rice in our four rice mills in Argentina and two rice mills in Uruguay, where we are able to process our entire rice crop and utilize our excess milling capacity to process rough rice we purchase from third party growers.
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

	Year Ended December 31,
	2022	2021	2020
Processed Rice Production	(in tons)
Rough rice processed — own	375,688	306,602	263,637
Rough rice processed — third party	20,993	12,130	26,393
Total rough rice processed	396,681	318,732	290,030

	Year Ended December 31,
	2022	2021	2020
Processed Rice Sales	(in thousands of $)
Total Sales	203,489	134,869	101,862
Rice comprised 15.1%, 12.0% and 12.5% of our total consolidated sales in 2022, 2021 and 2020, respectively.

Rice Seed Production
In our rice seed facility in Argentina, we are involved in the genetic development of new rice varieties adapted to local conditions to increase rice productivity and quality, to improve both farm production as well as the manufacturing process. In connection with these efforts, we have entered into agreements with selected research and development institutions such as the National Institute of Agriculture Technology (Instituto Nacional de Tecnología Agropecuaria, or “INTA”) in Argentina, the Instituto Riograndense do Arroz or “IRGA” in Brazil, the Híbridos de Arroz para América Latina or “HIAA” in Colombia, the Latin American Fund for Irrigated Rice (Fondo Latinoamericano para Arroz de Riego, or “FLAR”) in Colombia, the Santa Catarina State Agricultural Research and Rural Extension Agency (Empresa de pesquisa Agropecuária e Extensão Rural de Santa Catarina, or “EPAGRI”) in Brazil, Badische Anilin- und Soda-Fabrik (“BASF”) in Germany, Louisiana State University or ”LSU” in United States, Bioherius in Argentina, Transactiva in Italy and the Universidad Nacional del Nordeste or “UNNE” in Argentina. Our own technical team is continuously testing and developing new rice varieties. Our first rice seed variety, Ita Caabo 105, was released to the market in 2008. In 2011 we released our second variety Ita Caabo 110, and at the beginning of 2014 we released our third variety, Ita Caabo 107. Furthermore, we released two new varieties, Ita Caabo 111 FL and Ita Caabo 109 in 2021 and 2022, respectively. We are currently experimenting with a wide range of varieties to continue improving our productivity in addition to the development of a hybrid line. These seeds are both used at our farms and sold to rice farmers in Argentina, Brazil, Uruguay and Paraguay. We are also developing, alongside BASF, a herbicide-tolerant rice variety to assist in the control of harmful weeds.

Dairy Business
We conduct our dairy operation in our farms located in the Argentine humid pampas region. This region is one of the best places in the world for producing raw milk at a low cost, due to the availability of grains and forages produced efficiently and at low cost, and due to the favorable weather for cow comfort and productivity. Our dairy operation consists of four free-stall dairy facilities, operating at full capacity, with an occupancy of 14,461 milking cows as of December 2022. In addition, we own two facilities where we process our raw milk, as well as third parties’ milk and sell our products to the domestic and export markets.
The following table sets forth, for the periods indicated below, the total number of our dairy cows, average daily milk production per cow and our total milk production at the farm level:

	Year Ended December 31,
Dairy Herd & Production	2022	2021	2020
Total dairy herd (head) (1)	14,461	13,742	11,477
Average milking cows (2)	14,415	12,942	10,876
Average daily production (liters per cow) (2)	35.3	36.7	36.5
Total production (thousands of liters)	185,583	173,148	145,192
 (1) As of December.
(2) Annual average.

	Year Ended December 31
Dairy Sales	2022	2021	2020
	(In thousands of $)
Sales	235,012	183,054	133,474
Dairy comprised 17.4%, 16.3% and 16.3% of our total consolidated sales in 2022, 2021 and 2020, respectively.
Our four free-stall dairy facilities are fully ramped up and are delivering high productivity levels. In 2020, we began the construction of our fourth free-stall facility, which was finalized in February 2021 and increased our capacity to over 14,000 milking cows. We believe this investment was a unique opportunity to leverage Argentina’s competitive advantages in transforming vegetable protein into milk protein, our operational expertise, and the positive outlook for global and local milk prices.
We own two milk processing facilities acquired from SanCor Cooperativas Unidas Limitadas in February 2019, in addition to the Las Tres Niñas and Angelita trademarks, both of which are well-known in Argentina and represent a solid sales vehicle for retail and consumer dairy products. Our milk facilities produce UHT milk and cream, powdered milk, and semi-hard cheese, among others. Our facilities have a total installed reception capacity of 2.4 million liters per day and an installed processing capacity of over 1.4 million liters of raw milk per day. To account for the difference between total installed capacity and actual utilization, we must account for the efficiency rate of our machines, maintenance works, number of working days and number of personnel shifts, among other variables. In 2022, we processed 359.4 million liters of raw milk in aggregate.
Our Chivilcoy industrial facility is located in the city of Chivilcoy, in the province of Buenos Aires, and is primarily focused on fluid milk production for the domestic market. It has an installed processing capacity of 555,000 liters per day and an installed milk reception capacity of 1.2 million liters per day. The facility has an installed processing capacity of 510,000 liters of UHT milk and 45,000 liters of yogurt, cream and cocoa flavored milk. In 2022, we processed 121.3 million liters of raw milk at the Chivilcoy facility.
Our Morteros industrial facility is located in the city of Morteros, in the province of Córdoba, and produces powdered milk and semi-hard cheese primarily for the export market. Morteros plant has an installed processing capacity of 870,000 liters per day (550,000 liters for milk powdered and 320,000 liters for cheese), and it has an installed milk reception capacity of 1.2 million liters per day. In 2022, we processed 238.1 million liters of raw milk at the Morteros facility. Additionally, in 2022, we renewed our cheese production line by increasing its installed processing capacity from 290,000 liters to 320,000 liters. Hence, this will enhance our cheese production and contribute to accessing new markets and clients through the production of other types of semi-hard and hard cheeses, while simultaneously decreasing the amount of waste generated throughout the entire production process significantly.

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

Implementation of the free-stall system allows us to position ourselves as a key player in the dairy industry and boost our agricultural and industrial integration presence in the South American agricultural sector. By eliminating cow grazing, we reduced the amount of land utilized for milk production, which freed up more land for our agricultural and land development activities. Cow productivity (measured in liters of milk produced per day) using the free-stall system increases by up to 40% compared to traditional grazing systems. These productivity gains are because the free-stall system significantly improves the conversion rate of animal feed to milk, resulting in the production of 1.4 liters of milk for each kg of animal feed as compared to the average of one liter of milk for each kg of feed associated with the usual grazing model.
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
During October 2017, we completed the construction of our first biodigester. This facility enhances the sustainability of our free-stall dairy operation by reducing greenhouse gas emissions, improving the effluent management and concentrating valuable nutrients which are applied back to the fields. It generates electricity by burning biogas extracted from the effluents produced by our milking cows. On November 3, 2017, we began generating and delivering 1.4 MW of electricity to the local power grid. In 2022, we began the construction of our second biodigester, which will generate and deliver 2 MW of electricity to the local grid once completed. In addition to enhancing the sustainability of our diary operations, we expect our new biodigester to increase revenue and satisfy both our energy requirements as well as those of nearby communities.

All Other Segments
All Other Segments primarily encompass our cattle business. Our cattle segment consists of pasture land that is not suitable for crop production due to soil quality and is leased to third parties for cattle grazing activities.
We currently own 59,963 hectares of cattle grazing land located in the Argentine provinces of Corrientes, Santa Fe, Formosa and Santiago del Estero. In 2022, we entered into new lease agreements with third-party cattle farmers for a total area of 16,919 hectares.

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
We own two conditioning and storage facilities for grains and oilseeds, with a total built storage capacity of 37,000 tons. One of our facilities has a capacity of 12,500 tons and is located in the province of Santa Fe, Argentina, in the town of Christophersen. It has a railway loading terminal, providing logistical flexibility and savings. Our other facility has a capacity of 24,500 tons and is located in Buenos Aires province close to Bahía Blanca’s deep water port, in an area where we produce 120,000 tons of grains. In addition, our peanut processing facility has the capacity to store 10,000 tons of finished product (and 67,000 of in-shell product), while our sunflower processing facility has the capacity to store 11,420 tons of sunflower, out of which 7,500 tons are stored in leased silo bags. We also own four rice mills in Argentina and two rice mills in Uruguay, which account for 239,500 tons of total storage capacity. Moreover, we have three additional conditioning facilities for rice handling, with a total storage capacity of 60,000 tons.
The table below sets forth our storage capacity as of December 31, 2022:

Storage Capacity	Nominal
Crops (tons) (1)	58,420
Rice (tons)	299,500
Dairy (liters) (2)	27,800,000
(1) Includes 37,000 tons corresponding to our two conditioning and storage facilities, 10,000 tons to our peanut facility and 11,420 tons to our sunflower facility.
(2) Morteros facility accounts for 24.3 million liters of fluid milk (equivalent to 2,500 tons of milk powder and 360 tons of cheese) while Chivilcoy accounts for 3.5 million liters of fluid milk.

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
The table below sets forth our drying capacity as of December 31, 2022:

Drying Capacity	Nominal
Crops (tons/day) (1)	9,925
Rice (tons/day)	12,600
 (1) Includes the drying capacity corresponding to our two grain conditioning and storage facilities, our peanut processing facility and our sunflower processing facility.
Some grains such as soybeans, wheat and rice, can be used for seed during the next planting season. We produce almost 78.5% of the seed used for planting these crops in our fields. The seed is stored in silo bags and/or grain facilities, where it can be processed, classified, and prepared for planting during next crop season. A deep survey and monitoring process is carried out in order to evaluate, control and deliver high quality seed to our farms.
The rest of our seed requirements are purchased from seed suppliers in order to incorporate new enhanced varieties into our planting plan.

Marketing, Sales and Distribution for the Farming Business

Crops
In Argentina, grain prices are based on the market prices quoted on Argentine grain exchanges, such as the Buenos Aires Grain Exchange (Bolsa de Cereales de Buenos Aires) and the Rosario Grain Exchange (Bolsa de Cereales de Rosario),

which use as a reference the prevailing prices in international grain exchanges (including CBOT and ICE-NY). In Uruguay, local prices are based on an export parity (during harvest) or import parity in the case of post-harvest sales, which, in each case, take into account the prices and costs associated with each market. In Brazil, the grain market includes the Brazilian Grain Exchange (Bolsa de Mercadorias e Futuros), which, as in Argentina, uses as a price reference the international grain exchanges (including CBOT and ICE-NY). Prices are quoted in relation to the month of delivery and the port in which the product is to be delivered. Different conditions in price, such as terms of storage and shipment, are negotiated between us and the end buyer. We negotiate sales with the top traders and industrial companies in our markets. We also engage in hedging positions by buying and selling futures and options in commodities exchanges, including the Chicago Board of Trade, the New York Board of Trade, the B3, and the Mercado a Término de Buenos Aires (MATBA).

Soybeans
Our soybean crop is sold to local companies and is ultimately exported or diverted to the crushing industry. Approximately 22% of the soybean crop was hedged pre-harvest, by forward sales and sales in the futures markets. Harvest and post-harvest sales are a function of the export market versus local premiums paid by crushers (oil, meal and biodiesel) and logistics considerations. Our six largest customers accounted for approximately 83% of our sales in the year ended December 31, 2022.

Corn
Our production is mainly destined to the export market. Our ten largest customers comprised approximately 83% of our sales in the year ended December 31, 2022.

Wheat
Our wheat production is mainly destined to export industry. Quality segregation allows us to negotiate premiums with the millers and export market. Brazil is the main importer of Argentine wheat. Our five largest customers comprised approximately 68% of our sales in the year ended December 31, 2022.

Sunflower
Our sunflower production from Argentina is sold to local companies. Our five largest customers comprised 87% of our sales in the year ended December 31, 2022.

Peanut
Approximately 95% of our peanut production is exported. Our 10 largest customers comprised approximately 65% of our sales in the year ended December 31, 2022, while the European Union was the destination for over 85% of our sales.

Cotton
We typically make pre-harvest sales of cotton fiber produced in Argentina into the export market. Sales for the textile industry are based on domestic demand and premiums. Our two largest customers comprised approximately 100% of our sales in the year ended December 31, 2022. Cotton seed is sold in the domestic market to meet feed demand.

Customers
We sell manufactured and agricultural products to a large base of customers. The type and class of customers may differ depending on our business segments, regions and some logistics issues that are very important in our decision making. In the year ended December 31, 2022, more than 90% of our sales of crops were sold to 15 well-known customers, both international and local. Of these customers, the first five cases represented almost 60% of our sales and the following five customers represented approximately 20% of our net sales in 2022.

Rice
Rough rice is available for sale commencing after the harvest of each year. White rice availability is based on our milling capacity. 84% of our total rice production is sold into the export market, with the remainder sold in Argentina in the retail market. We export approximately 43% of our exported volume to the European Union, 21% to Brazil, 10% to Mexico; and the balance to Chile, the Middle East and other Central American countries. We sell approximately 13% of our rice in the

Argentine retail market through three brands, which collectively have a 15.3% market share. Local rice prices are driven by regional supply demand and other world export prices. Our eight largest customers for rice in the retail market accounted for approximately 62% of our sales in the year ended December 31, 2022.

Dairy
In 2022, 70% of our raw milk production was destined to our processing facilities, while the majority of the balance was sold to a single dairy producer. We negotiate the price of raw milk on a monthly basis in accordance with domestic supply and demand. The price of the milk we sell is mainly based on the percentage of fat and protein that it contains and the temperature at which it is cooled. The price of milk also rises or falls based on the content of bacteria and somatic cells. We are one of the top 10 dairy processors in Argentina, considering our free-stall production of over 500,000 liters per day and the raw milk we source from 139 farmers (133 in Morteros and 6 in Chivilcoy).

Sugar, Ethanol and Energy Business
The following table sets forth a breakdown of our production volumes by product for the years indicated in our Sugar, Ethanol and Energy business:

	Year Ended December 31,
	2022	2021	2020
Sugar (tons) (1)	481,919	546,819	646,981
Ethanol (cubic meters)	540,231	534,603	502,170
Energy (MWh exported)	608,964	730,739	717,915
(1) Includes 3,701 tons of organic sugar in 2022, 4,145 tons in 2021 and 8,659 tons in 2020.

The following table sets forth our sales for each of the sugarcane by-products we produce for the years indicated:

	Year Ended December 31,
	2022	2021	2020
	(In thousands of $)
Sugar	188,769	208,365	171,102
Ethanol	387,124	291,883	199,062
Energy	33,060	48,017	41,169
Other	21,807	13,745	126
Total	630,760	562,010	411,459

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

Low Carbon Emissions: Compared to gasoline, sugarcane ethanol reduces greenhouse gases by more than 61.0%, which is the greatest reduction of any other liquid biofuel produced today in large quantities. Ethanol made from sugarcane is deemed an advanced biofuel by the United States EPA.

Synergies: The main raw material used in the production of electricity in sugar mills is bagasse, which is a by-product of the sugarcane milling process, allowing for a renewable source of co-generated electricity.
As of December 31, 2022, our sugarcane plantations consisted of 192,987 hectares of sugarcane planted in Minas Gerais and Mato Grosso do Sul in Brazil. Approximately 93.3% of our sugarcane is planted over land leased through agricultural partnerships. Under these agreements, our partners lease land to us for periods of between one and two sugarcane cycles, equivalent to periods of seven to 14 years, on which we cultivate the sugarcane. Lease payments are based on the market value of the sugarcane set forth by the regulations of the State of São Paulo Sugarcane, Sugar and Alcohol Growers Council (Conselho dos Produtores de Cana-de-Açúcar, Açúcar e Álcool do Estado de São Paulo) or “Consecana”. We planted and harvested approximately 96% of the total sugarcane we milled during 2022, with the remaining 4% purchased directly from third parties at prices also determined by the Consecana system, based on the sucrose content of the cane and the prices of sugar and ethanol. The following table sets forth a breakdown during the time periods indicated of the amount of sugarcane we milled that was grown on our owned and leased land or purchased from third parties:

	Year Ended December 31,
	2022	2021	2020
	(In tons)
Grown on our owned and leased land	10,117,148	10,479,720	10,464,893
Purchased from third parties	367,740	460,587	638,307
Total	10,484,888	10,940,307	11,103,200

Sugarcane Harvesting Cycle
The annual sugarcane harvesting period in the center-south region of Brazil begins in April and ends in November/December of each year. In Mato Grosso do Sul, where our cluster is located, the weather pattern is less seasonal than in Sao Paulo. Our wet season is dryer and our dry season is more humid than traditional sugarcane regions. As a consequence of this weather pattern, the sugar content, measured by the total recoverable sugar, or “TRS”, gap between the beginning and the end of the year compared to the peak of the harvest is much smaller than in São Paulo. This allows us to grow and harvest sugarcane year-round with a minimal impact on TRS.
Since the beginning of the 2016/2017 harvest year, we implemented a “non-stop” or “continuous” harvest. This means that we will harvest and crush sugarcane year-round, without stopping during the traditional off-season. This strategy allows us to increase annual sugarcane milling and sugar, ethanol and energy production by approximately 10%. Another benefit of the system is that we produce ethanol in the off-season, when market prices usually have a high premium to prices at harvest. In addition, cogeneration efficiency is related to harvested volumes and unrelated to TRS, enabling us to utilize our cogeneration potential during the whole year. Considering that approximately 87% of total costs are fixed, this model has resulted not only in higher revenues but also in the dilution of our fixed costs.
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
We believe we own one of the most mechanized harvesting operations in Brazil. Our sugarcane harvesting process is currently 99.6% mechanized (100% at the Angélica and Ivinhema mills and 95.0% at the UMA mill) and the remaining 0.4% is harvested manually. Mechanized harvesting does not require burning prior to harvesting, significantly reducing environmental impact when compared to manual harvesting. In addition, the leaves that remain on the fields after the sugarcane has been harvested mechanically create a protective cover for the soil, reducing evaporation and protecting it from sunlight and erosion. This protective cover of leaves decomposes into organic material over time, which increases the fertility of the soil. Mechanized harvesting is more time efficient and has lower costs when compared to manual harvesting. Sugarcane is ready for harvesting when the crop’s sucrose content is at its highest level. Sucrose content and sugarcane yield (tons of cane per hectare) are important measures of productivity for our harvesting operations. Geographical factors, such as soil quality, topography and climate, as well as agricultural techniques that we implement, affect our productivity. Since most sugar mills produce both sugar and ethanol in variable mixes, the industry has adopted a conversion index for measuring sugar and ethanol production capacity, the TRS index, which measures the amount of kilograms of sugar per ton of sugarcane.
During the 2022 harvest, our mills harvested sugarcane with an average TRS content of 131 kg/ton and an average yield of 67 tons of sugarcane per hectare, compared to 128 kg/ton and 69 tons per hectare in 2021, respectively.
Once sugarcane is harvested, it is transported to our mills for inspection and weighing. We utilize our own trucks and trailers for transportation purposes. The average transportation distance from the sugarcane fields to the mills is approximately 30 kilometers at the UMA mill and 33 kilometers at the Angélica and Ivinhema mills.

Our Sugar Mills
We currently own three sugar mills in Brazil—UMA, Angélica and Ivinhema. Our mills produce sugar, ethanol and energy, and have the flexibility to adjust the production mix between sugar and ethanol, to take advantage of more favorable market demand and prices at given points in time. As of December 31, 2022, our mills had a total installed crushing capacity of 14.2 million tons of sugarcane, of which 13.0 million tons correspond to our sugarcane cluster in Mato Grosso do Sul. As of December 31, 2022, we concluded the 2022 harvest crushing an aggregate volume of 10.5 million tons of sugarcane.
The UMA mill is located in the state of Minas Gerais, Brazil, and has a sugarcane crushing capacity of 1.2 million tons per year, full cogeneration capacity and an associated sugar brand with strong presence in the regional retail market (Açúcar Monte Alegre). UMA is also engaged in the production of organic sugar and, in 2020, it exported product for the first time, after having received the necessary certification to export organic sugar to the E.U. We plant and harvest 98.5% of the sugarcane milled at UMA, with the remaining 1.5% acquired from third parties. UMA concluded its harvest operations for the 2022 season crushing 783,239 tons of sugarcane.
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
Our third mill, Ivinhema, is located in the state of Mato Grosso do Sul, approximately 45 kilometers south of the Angelica mill. Ivinhema has a total sugarcane crushing capacity of 7.4 million tons per year. The mill is equipped with state-of-the-art technology including full cogeneration capacity, flexibility to produce sugar and ethanol and fully mechanized agricultural operations. Ivinhema has capacity to produce up to 307,447 tons of sugar, 307,447 cubic meters of ethanol and 612,000 MWh of energy exports.

Our Main Products

Sugar
As of December 31, 2022, our sugar production capacity was approximately 3,550 tons per day, which, in a normal year of 13,865 hours of milling, results in an annual sugar maximum production capacity of over 723,145 tons of sugar.
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
Sugar sales comprised 14.0%, 18.5% and 20.9% of our total consolidated sales in 2022, 2021 and 2020, respectively.

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
On average, one metric ton of sugarcane contains 140 kilograms of TRS. While a mill can produce either sugar or ethanol, the TRS input requirements differ between these two products. On average, 1.045 kilograms of TRS equivalent are required to produce 1.0 kilogram of sugar, while the amount of TRS required to produce one liter of ethanol is 1.691 kilograms.

Ethanol
As of December 2022, our ethanol production capacity was approximately 3,350 cubic meters per day which, in a normal year of 13,865 hours of milling, results in maximum annual production capacity of over 692,953 cubic meters of ethanol.
We produce and sell two different types of ethanol: hydrous ethanol and anhydrous ethanol, as further described in the section below.
Ethanol sales comprised 28.7%, 26.0% and 24.3% of our total consolidated sales in 2022, 2021 and 2020, respectively.
Since 2020, as part of the RenovaBio program, every time we sell ethanol we have the right to issue and sell carbon credits, which are traded on Brazil’s B3 platform. The number of carbon credits that are issued are determined by the score granted by the National Agency of Petroleum, Natural Gas & Biofuels (ANP) based on how “green” the mill operation is deemed to be. During 2022, we sold 550.8 thousand CBios at an average price of R$89.10 CBio (average net price of US$17.62 per CBio). Please see “Our Company- 2. Sugar, Ethanol and Energy Business” above.

Ethanol Production Process
Ethanol is produced through the fermentation of sugarcane juice or diluted molasses. Initially, we process the sugarcane used in ethanol production the same way that we process it for sugar production. The molasses resulting from this process is mixed with clear juice and then with yeast in fermentation vats, and the resulting wine has an ethanol content of approximately 8% to 10%. After the fermentation is complete, the yeast is separated for recycling in the ethanol production process. We distill the wine to obtain hydrous ethanol. In order to produce anhydrous ethanol, hydrous ethanol undergoes a dehydration process in a molecular sieve. The liquid remaining after these processes is called vinasse, which we further process to make liquid organic fertilizer that we use in our sugarcane plantations. Vinasse is also the input used in our biodigestor to produce biogas.

Cogeneration
We generate electricity from sugarcane bagasse (the fiber portion of sugarcane that remains after the extraction of sugarcane juice) in our three mills located in Brazil. As of December 31, 2022, total installed cogeneration capacity reached 241 MW. The ability to generate electricity from the by-product of the sugarcane crushing process on a large enough scale to fully power a mill with excess electricity being available is referred to as having full cogeneration capacity. Our three mills are duly licensed by the Brazilian Electricity Agency (Agência Nacional de Energia Elétrica, or “ANEEL”) to generate and sell electricity.

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

As of December 2022, our total installed cogeneration capacity at our cluster and UMA mill was 225 MW and 16 MW respectively, of which 155 MW and 12 MW are available to sell to the market.
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

Nominal Storage Capacity	Cluster	UMA	Total
Ethanol (cubic meters)	240,000	28,035	268,035
Sugar (tons)	110,000	28,000	138,000

Marketing, Sales and Distribution for the Sugar, Ethanol and Energy business

Sugar. We sell sugar both in the domestic and the international markets. Domestic sales are processed by our own brand “Açúcar Monte Alegre,” which is based in the state of Minas Gerais, Brazil. Through this brand, we sell conventional and organic sugar, allowing us to have a competitive advantage amongst our peers. Prices for the sugar we export are set in accordance with international market prices, which are in turn determined in accordance with the ICE # 11 futures contracts. In the year ended December 31, 2022, our largest five customers in this segment accounted for approximately 95% of our total export sales, and the remaining 5% was dispersed among several customers.

Ethanol. We sell ethanol both to domestic and international markets. Our ethanol sales to the domestic Brazilian market accounted for approximately 76% and the remaining 24% were export sales. Approximately 34% of our domestic ethanol sales are made through formal agreements. The remainder is sold through daily sales orders through specialized brokerage firms and/or directly with distribution companies and the prices for these transactions are set using the CEPEA/ESALQ hydrous ethanol index as a reference. Our largest five customers by volume accounted for approximately 65% of our sales in the year ended December 31, 2022.

Cogeneration. We also sell electricity cogenerated at our sugar and ethanol mills to the grid. Sales are made to commercialization companies, in the spot market, to distributors and through government auctions in long-term contracts. Our largest six customers accounted for approximately 75% of our sales revenues in the year ended December 31, 2022.

ANEEL has organized yearly auctions for alternative energy and for renewable sources at favored rates. As a hedging strategy, we sell the electricity production of our mills through long-term contracts adjusted for inflation by reference to the “IPCA”.

In 2009, Angélica sold energy in a public auction carried out by the Brazilian Electricity Sales Chamber (Câmara de Comercialização de Energia Elétrica, or the “CCEE,”) and entered into a 15-year agreement with CCEE for the sale of 87,600 MWh per year at a rate of R$347.77 per MWh (for 2022). In August 2010, Angélica participated in a public auction, whereupon Angélica entered into a second 15-year agreement with CCEE starting in 2011 for the sale of 131,400 MWh per year at a rate of R$308.19 per MWh (for 2022). The delivery period is April to December for the first auction and March to November for the second auction. The rates under both agreements are adjusted annually for inflation by reference to the IPCA.

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

Since our inception, we have successfully identified multiple opportunities for the acquisition of undeveloped or undermanaged farmland with high potential for transformation. During the 20-year period since our inception, we have effectively put into production over 171,000 hectares that were previously undeveloped or inefficiently managed and are undergoing the transformation process.

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

Our land transformation segment seeks not only to profit from crop and rice cultivation, but also from the opportunistic disposition of successfully transformed farmland. We strategically sell farms that have reached productive maturity with marginal potential for further productivity increases (years three to seven after commencing the land transformation process) to realize and monetize the capital gains arising from the land transformation process. Land transformation proceeds are in turn reinvested in the purchase of strategic farmland with potential for transformation and appreciation. The rotation of our land portfolio allows us to allocate capital efficiently. Since 2006 we have had a solid track record of selling farmland and achieving profitable returns. During the last 16 years, we have sold 25 farms, generating capital gains of approximately US$250 million.

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

The following table sets forth our acquisitions and divestitures since our inception:

	Acquisition	Divestitures	Total Land Holdings
Year Ended December 31,	(in hectares)
2002	74,898	—	74,898
2003	—	—	74,898
2004	34,659	—	109,557
2005	22,262	—	131,819
2006	5,759	3,507	134,071
2007	113,197	8,714	239,274
2008	43,783	4,857	278,200
2009	—	5,005	273,195
2010	14,755	5,086	282,864
2011	12,992	2,439	293,417
2012	—	9,475	283,942
2013	—	14,176	269,766
2014	—	12,887	257,036
2015	—	10,905	246,139
2016	—	—	246,139
2017	—	—	246,139
2018	—	14,427	231,712
2019	—	6,082	225,630
2020	—	5,444	220,186
2021	—	336(*)	219,850
2022	—	—	219,850
(*) 336 hectares of industrial parks in Brazil were excluded from the calculation, although not technically divested.

Property, Plant and Equipment

Our Farms
 The table below sets forth the name, location, size and current use of our owned farms:

Farm	State, Country	Gross Size (Hectares)	Current Use
El Meridiano	Buenos Aires, Argentina	6,302	Grains
Las Horquetas	Buenos Aires, Argentina	2,086	Grains & Cattle
San Carlos	Buenos Aires, Argentina	4,215	Grains
La Carolina(1)	Santa Fe, Argentina	4,306	Grains & Cattle
El Orden(1)	Santa Fe, Argentina	3,506	Grains & Cattle
La Rosa	Santa Fe, Argentina	4,087	Grains & Cattle
San Joaquín	Santa Fe, Argentina	37,273	Rice, Grains & Cattle
Carmen	Santa Fe, Argentina	10,021	Grains
Abolengo	Santa Fe, Argentina	6,662	Grains
Santa Lucia	Santiago del Estero, Argentina	17,495	Grains & Cattle
El Colorado	Santiago del Estero, Argentina	4,960	Grains
La Guarida (2)	Santiago del Estero, Argentina	7,880	Grains & Cattle
La Garrucha (2)	Salta, Argentina	1,839	Grains
Los Guayacanes (2)	Salta, Argentina	3,693	Grains
Ombú	Formosa, Argentina	18,321	Grains & Cattle
Oscuro	Corrientes, Argentina	33,429	Rice, Grains & Cattle
Itá Caabó	Corrientes, Argentina	22,888	Rice, Grains & Cattle
Bela Manhã	Mato Grosso do Sul, Brazil	381	Sugarcane
Ouro Verde	Mato Grosso do Sul, Brazil	679	Sugarcane
Don Fabrício	Mato Grosso do Sul, Brazil	3,302	Sugarcane
Takuarê	Mato Grosso do Sul, Brazil	298	Sugarcane
Agua Branca	Mato Grosso do Sul, Brazil	1,614	Sugarcane
Nossa Senhora Aparecida	Mato Grosso do Sul, Brazil	540	Sugarcane
Sapálio	Mato Grosso do Sul, Brazil	6,140	Sugarcane
La Pecuaria	Duranzo, Uruguay	3,177	Grains
Doña Marina	Corrientes, Argentina	14,755	Rice
Total		219,850
(1) In December 2015, we completed the sale of a 49% interest in Global Acamante S.L.U, Global Calidon S.L.U, Global Carelio S.L.U, and Global Mirabilis S.L.U, whose main underlying assets are El Orden and La Carolina farms.
(2) In June 2014, we completed the sale of a 49.0% interest in Global Anceo S.L.U and Global Hisingen S.L.U, two Spanish subsidiaries that owned the La Guarida, La Garrucha and Los Guayacanes farms.

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
Appraisal of Farms. In September 2022, to assess the market value of rural properties in Brazil, Argentina and Uruguay, we requested an appraisal by Cushman & Wakefield Argentina S.A., an independent real estate valuation firm with experience in the agriculture industry and the local real estate market. As part of these appraisals, the value of each of our properties was determined using the sales comparison approach taking into account current offerings and prices buyers had recently paid for comparable sites, adjusted for the differences between comparable properties and the subject property to arrive at an estimate of the value. The major elements of comparison used to value the properties included the property rights conveyed, the financial terms incorporated into the transaction, the conditions or motivations surrounding the sale, changes in market conditions since the sale, the location of the real estate and the physical characteristics of the property.

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
Cushman & Wakefield has informed us their assessment of the market value of our farmland as of September 30, 2022. According to Cushman & Wakefield, the market value of our farmland totaled US$778.4 million, out of which US$699.4 million correspond to the market value of our farmland in Argentina and Uruguay, and the remaining US$79.0 million correspond to the market value of our farmland in Brazil. Net of minority interests in certain Argentine farms, the market value of our farmland totaled US$727.5 million. These valuations are only intended to provide an indicative approximation of the market value of our farmland property as of September 30, 2022 based on then current market conditions. This information is subject to change based on a host of variables and market conditions.
Land Leasing and Agriculture Partnerships. We enter into operating lease agreements based on criteria regarding the quality and projected profitability of the property, as well as our production and yield objectives in the short or medium term. Generally, we become aware of farms available for lease directly through the owners of farms near our farms and in some cases through regional brokers.
We tend to be more open to leasing farmland for sugarcane production than for our Farming businesses, where we own the majority of the land that we farm. We lease land for our sugarcane production primarily because leases in this sector are long term, lasting between one or two sugarcane cycles (with each cycle generally lasting seven years), which allows us to implement and reap the productivity benefits of our land transformation strategies. Sugarcane lease payments are established depending on the productivity of the land in terms of tons per hectare and sucrose content per hectare and also on the distance from the land to the mill. Sugarcane prices are based on the market value of the sugarcane set forth by Consecana regulations. Given the strategic location of our mills in the region and the inherent inefficiency of growing crops other than sugarcane in this region, we expect to be able to renew our leases for the sugarcane farmland with minimal issues.
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
Following an acquisition of property, we make investments in technology in order to improve productivity and to increase its value. Occasionally when we purchase property, a parcel of the property is subutilized or the infrastructure may be in need of improvement, including traditional fencing and electrical fencing, irrigation equipment and machinery, among others.

Industrial Facilities
In addition to our farmland, we also own the following principal industrial facilities:

Facility	Province, Country	Relevant Operational Data	Current Use
“Christophersen”	Santa Fe, Argentina	12,500 tons of storage capacity. 2,880 tons per day of drying capacity	Seedbed and stockpiling plant (1)
"Las Horquetas"	Buenos Aires, Argentina	24,500 tons of storage capacity. 5,760 tons per day of drying capacity for grains	Storage, handling and conditioning
“Semillero Itá Caabó”	Corrientes, Argentina	Processing capacity of 8,000 tons of rice seeds annually	Rice genetic improvement program
“Molino Ala — Mercedes”	Corrientes, Argentina	Installed capacity of 6,516 tons of white rice monthly, and husk rice drying capacity of 2,250 tons per day	Rice processing and drying plant
“Molino Ala — San Salvador”	Entre Ríos, Argentina	Installed capacity of 5,779 tons of white rice monthly, and husk rice drying capacity of 1,950 tons per day	Rice processing and drying plant
Molino Franck	Santa Fe, Argentina	Processing capacity of 6,924 tons of white rice monthly, and husk rice drying capacity of 1,650 tons per day	Rice processing and drying plant
Molino Paso de los Libres	Corrientes, Argentina	Processing capacity of 8,143 tons of white rice monthly, and husk rice drying capacity of 2,100 tons per day	Rice processing and drying plant
Molino Paso Dragon	Durazno, Uruguay	Processing capacity of 5,500 tons of white rice monthly, and husk rice drying capacity of 1,100 tons per day	Rice processing and drying plant
Molino Melo	Tacuarembó, Uruguay	Processing capacity of 6,924 tons of white rice monthly, and husk rice drying capacity of 1,200 tons per day	Rice processing and drying plant
“Oscuro”	Corrientes, Argentina	Husk rice drying capacity of 1,000 tons per day	Rice conditioning facility
“Ita Ibate”	Corrientes, Argentina	Husk rice drying capacity of 900 tons per day	Rice conditioning facility
“Bonpland”	Corrientes, Argentina	Husk rice drying capacity of 450 tons per day	Rice conditioning facility
Free-Stall I, II, III and IV	Santa Fe, Argentina	Production capacity of more than 180 million liters of raw milk 14,400 milking cows	Raw milk production
Biodigester	Santa Fe, Argentina	1.4 MW capacity	Energy generation
Morteros Facility	Córdoba, Argentina	Production capacity of 870,000 liters per day Reception capacity of 1.2 million liters per day Storage capacity of 24.3 million liters	Milk processing facility producing milk powder and semi-hard cheese. Sells products to the export market.
Chivilcoy Facility	Buenos Aires, Argentina	Production capacity of 555,000 liters per day Reception capacity of 1.2 million liters per day Storage capacity of 3.5 million liters of fluid milk	Milk processing facility, producing UHT milk, yogurt, cream and cocoa flavored milk. Sells products to the domestic market.
"Maní del Plata"	Córdoba, Argentina	Shelling capacity of 80,000 tons, blanching capacity of 36,000 tons. Storage capacity of 67,000 tons of in-shell and 10,000 tons of finished product	Peanut processing facility producing raw and blanched peanuts. Sells mainly to the export market.

"Girasoles del Plata"	Buenos Aires, Argentina	Processing capacity of 6 tons/hour of confectionary and 6 tons/hour of bakery. Storage capacity of 14,200 tons of confectionary.	Sunflower processing facility producing confectionary and bakery sunflower. Sells mainly to the export market.
“Angélica Agroenergía”	Mato Grosso do Sul, Brazil	Installed milling capacity of 5.6 million tons of sugarcane per annum, 332,669 tons of sugar, 332,669 cubic meters of ethanol, and over 504,000 MWh of energy exported.	Sugar and ethanol mill producing hydrated ethanol, anhydrous ethanol and VHP sugar. Sells energy to local network.
“Ivinhema Agroenergía”	Mato Grosso do Sul, Brazil	Installed milling capacity of 7.4 million tons of sugarcane per annum, 307,447 tons of sugar, 307,447 cubic meters of ethanol, and over 612,000 MWh of energy exported.	Sugar and ethanol mill producing hydrated ethanol, anhydrous ethanol and VHP sugar. Sells energy to local the network.
“Monte Alegre”	Minas Gerais, Brazil	Installed milling capacity of 1.2 million tons of sugarcane per annum, 83,028 tons of sugar, 52,836 cubic meters of ethanol, and over 74,800 MWh of energy exported.	Sugar and ethanol mill producing hydrated ethanol, VHP sugar and organic sugar. Sells energy to local the network.
________________________________________________________________________________________________
(1)Classification of wheat and soybean seeds.
For information on environmental issues that may affect the use of our assets, see “-Environmental Aspects.”
For additional information regarding our property, plant and equipment, see Note 12 of the Consolidated Financial Statements.
Customers
We sell manufactured and agricultural products to a large base of customers. The type and class of customers may differ depending on our business segments, regions and some logistics issues that are very important in our decision-making. In the year ended December 31, 2022, more than 90% of our sales of crops were sold to 15 well-known customers, both international and local. Of these customers, the first five customers represented almost 60% of our sales, and the following five customers represented approximately 20% of our net sales in 2022.
In the Sugar, Ethanol and Energy segment, sales of ethanol were concentrated in five customers, which represented 95% of total sales of ethanol in the year ended December 31, 2022. Approximately 95% of our sales of sugar were concentrated in five customers in the year ended December 31, 2022; the remaining 5% was dispersed among several other customers. In 2022, 75% of our energy sales were concentrated in six major customers.
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
The sugar and ethanol industries are highly competitive. In Brazil, we compete with numerous small-and medium-sized sugar and ethanol producers. Despite increased consolidation, the Brazilian sugar and ethanol industries remain highly fragmented, with more than 424 sugar mills. Some of the largest industry players with whom we compete are Raizen, Biosev, Atvos, Tereos, São Martinho, Jalles Machado, Bunge, Santa Terezinha, Lincoln Junqueira and Coruripe. We also face competition from international sugar producers, such as those in the U.S. and the European Union, where local regulators have historically implemented tariffs, agriculture subsidies and/or other governmental incentive programs, of which some remain, to protect local sugar producers from foreign competition.
The following table describes the Brazilian competitive landscape:

Brazil
Number of Mills	424
Sugarcane crushed (million tons)	598.3
Ethanol Production (million cubic meters)	26.6
Sugar Production (million tons)	36.4
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
Supplies and Suppliers
Our principal supplies for our Farming business are seeds, fertilizers, pesticides and fuel, which represented 7.1%, 6.9%, 12.0% and 4.1%, respectively, of our total direct costs (including leasing cost) in 2022. Further, these supplies represented 26.3% of our total cost of production (including manufacturing and administrative expenses) in 2022. As we use direct sowing in 99.0% of our planted area, without requiring soil preparation, fuel represents only 3.6% of the total cost of production for 2022.
Our principal supplies for our Sugar, Ethanol and Energy business are diesel, lubricants and fertilizers, which collectively represented 21.1% of our total cost of production (including manufacturing and administrative expenses) in 2022. We have an extensive network of suppliers for each of our business segments and for each required input within each segment, resulting in lower reliance on any particular supplier. Our 10 largest suppliers account for 31.6% of our total expenditures for supplies in 2022. While we value the relationships we have developed with each of our suppliers given the quality we have come to expect, we do not consider any single supplier to be key to our production.
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
In 2022, we continued to work towards integrating environmental, social, and governance criteria, or “ESG" criteria, into our business model. On this path towards the triple generation of value, we worked with our ESG committee holding monthly meetings. We were able to better evaluate the environmental and social performance of each of our businesses. The analysis of the impact of sustainability trends in our business is also part of our agenda.
In 2022, we managed to monitor the key environmental performance indicators by business that we had defined in 2021. These indicators are associated with our strategy of permanently thinking about people, including members of our value chain and communities, and with the conservation of our planet. Going forward, we will continue to innovate, be transparent, and report on our progress to accelerate our vision for a better and more inclusive future.
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
In regions where this model is not fully developed, we use a mixed system where we hire the most experienced contractors in the region and we also operate our own machinery. We promote the development of new contractors by providing training and selling them our used machinery. We also promote the movement of selected contractors from developed regions into new marginal regions by offering them an opportunity to grow their businesses. In other regions where there is no established contractor system or there is specific farm work (rice land leveling for instance), we own majority of the machinery. In our Sugar, Ethanol and Energy business, we own or lease and operate all the agricultural equipment and machinery needed for sugarcane planting and harvesting operations. The performance of such model has exceeded our expectations, and we are considering its implementation in our Farming businesses, where we have recently incorporated some additional planters and harvesters. Our main goal is to achieve high-quality farm works, both when selecting any contractor and when using our own machinery. In Brazil, we only employ the contractor model for specific tasks, such as land leveling, and aerial spraying, among others.
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
Additionally, as fields can be larger, there are some operational benefits that can be achieved by reducing machinery working times. For example, we have implemented Polypipe irrigation system in the most mountainous rice fields. This technology consists of deploying plastic pipes to conduct irrigation water from a big channel to the fields, thus reducing water consumption, alongside with a small reduction of area devoted to infrastructure. In addition, we are using drones to assess water levels during rice irrigation season. Through this high-precision surveillance method, we are enhancing water management, which improves potential yield, while reducing water consumption. Drones use different cameras to detect water levels even when dense canopies cover the fields. Other crops, such as corn and sunflower seed, are irrigated by highly efficient pivot spraying systems. This type of irrigation system allows us to distribute water uniformly throughout the field, improving the use of water in terms of total millimeters per year. We conduct soil moisture sampling to define the best moment and amount of water to be used for irrigation in each plot.
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
Cybersecurity
In accordance with the growing risks in cybersecurity like ransomware, viruses, trojans, hackers and other type of attacks, we have adopted a series of security measures designed to mitigate these risks. We are constantly implementing new technologies and solutions to assist in the prevention of potential and attempted cyberattacks, as well as protective measures and contingency plans in the event of an existing attack. We analyze the risks we face on an ongoing basis and, accordingly, strengthen our information technology infrastructure, update our policies, and raise awareness among our employees, to enhance our ability to prevent and respond to such risks.

We have created a cybersecurity officer position and have contracted a third-party provider specialized in cybersecurity to help us validate and develop our short-, mid- and long-term plans. This provider is also our 24x7 security operation center (SOC), which receives and analyzes the alerts from our monitoring system. This has allowed us to steadily increase the security at our facilities, as part of our commitment and decision to continue reinforcing our security systems, and to improve our contingency plans.
Environmental Aspects
We are implementing a production model that reflects a strong commitment to the environment. Our responsibility to the environment begins with complying with local regulations. To become better stewards of the environment, we are implementing environmental management plans for our operations. Those plans involve different stages, which include educating our own and outsourced staff, monitoring ecological parameters, preventing negative effects, and correcting deviations. Natural resources such as land, water, air and biodiversity are taken into account when we evaluate the development and operation of new and ongoing production projects and operations. In that regard, we are constantly evaluating best practices in our operations. See “—Technology and Best Practices.” With land being one of the most relevant natural resource in our operations, we have developed a sustainable land use strategy that considers factors beyond the requirements of local laws and regulations. There are ecosystems that we do not consider appropriate for agricultural development, such as heavy forests and key wetlands. We evaluate development of other areas (e.g. savannahs, natural grasses, bush land, lowlands) only after carrying out an environmental impact assessment. In addition to such evaluations, we analyze the agricultural potential of the land in respect of the soil, the climate, crop productivity and available technology, among other factors. Through this approach, we make sure that we grow the most suitable crop in each region with the aim of being the lowest-cost producer of the sector. We then consolidate our analysis into a land transformation plan, which includes the best land use option and implements best practices based on regenerative agriculture such as “no-till” technology, crop rotations, integrated pest and weed management, balanced fertilization, responsible pesticide usage and water management. In addition, in 2022, we planted 49,380 hectares of cover crops. These help prevent water and wind erosion, function as biological fallows, reduce the need to apply phytosanitary products and provide roots that increase soil porosity. We sow these crops and adapt the species to the agro-ecological environmental condition.
These best practices aim to increase resource efficiency and to decrease the risk of contamination and waste production and are consolidated into an environmental management plan, which includes biodiversity management when applicable. We aim to properly implement our sustainable production model to enhance land productivity and therefore increase land value. With respect to pesticide contamination risks, we are implementing a responsible pesticide use program, which includes personnel training, personnel protection elements, application recommendations, pesticide selection criteria, pesticide handling and storage and after-use pesticide packages (which are specifically cleaned, collected and stored for recycling purposes under third-party programs). In 2021, we began to implement the "Environmental Impact Quotient" indicator, which allows us to assess the potential risk of the applications of phytosanitary products and the impact caused by them. Further, in 2022, we increased the area where we use selective spray equipment to 34,843 hectares to reduce the doses of phytosanitary products using a machine to detect weeds, which allows us to apply the product only where necessary. We achieved a 74% reduction of the phytosanitary products applied in that area. In addition, periodically train our personnel on our rice fields to raise awareness about the responsible use of phytosanitary products.
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
Since November 2017, we are producing renewable electricity from our biodigester built in our dairy farm. The biodigester transforms cow manure into biogas with high methane content, which then fuels a cogeneration facility that generates 1.4 MW of electricity. The electricity produced is sold to the grid under a long-term contract with an Argentine federal utility. Additionally, as this project allows us to reduce greenhouse gas emissions, we have registered the project under the Verified Carbon Standard to deliver carbon credits from the biodigester. In 2011, we received a grant from the Sustainable Energy and Climate Change Initiative of the Inter-American Development Bank in order to carry out the pre-feasibility assessment. We have also received a grant from the National Agency of Scientific and Technologic Promotion (Agencia Nacional de Promoción Científica y Tecnologica), an agency that promotes technological innovation, to partially fund the investment. In July 2016, we participated in Argentina’s “RenovAr” renewable energy auction and entered into a 20-year contract to supply up to 9,145 MWh per year at an average price of US$158.92 per MWh plus bonuses. In 2022, our biodigester generated a record 9,560 MWh of renewable energy.
At the UMA mill, we implemented a pilot plant that produces biogas from vinasse, developed in partnership with Efficiencia, a subsidiary of Companhia Energética de Minas Gerais — CEMIG. The technology developed during this project will allow us to generate additional energy from vinasse while maintaining the fertilizer recycling potential at UMA. We have replicated this project at commercial scale in our Mato Grosso do Sul cluster. Currently, we are producing renewable electricity with it and have begun to evaluate the possibility of using biomethane as a portable fuel for trucks, lorries and cars, in line with the Sustainable Development Goals published by the United Nations, which urge all countries to ensure access to affordable and clean energy, among other objectives. We continue to fine-tune our production process to enhance efficiency, and once the technology begins to work accordingly, we may expand the capacity to maximize the production of biogas in this cluster. These emission reduction projects will also improve our efficiency by decreasing the carbon emission. In 2021, we certified our biogas facility as the first renewable gas plant in Brazil, which allows us to issue and sell carbon credits (gas-recs).
Since 2020, we have issued CBios under the RenovaBio program, the first company in Brazil to do so in the local markets. In 2022, we sold more than 550,000 CBios and 503,500 CBios in 2021. The better the environmental performance of our operations, the greater the number of CBios we could use, which drives us to enhance our performance year by year.
Social Programs
In addition to complying with local labor regulations, we seek to promote the personal and professional development of our employees by offering them an adequate working environment with proper health and safety protections. We aim to develop a transparent relationship with local authorities. Finally, one of our main goals is to contribute positively to the social development of the communities in which we operate, creating new jobs, preserving the environment, providing training opportunities through our internship program and assisting with social development. In order to implement our social development programs, we analyze the areas in which we operate and give special attention to education and poverty rates, possible alliances with other social actors, and potential synergies with local government programs. In addition to social development programs, we contribute to community organizations in each area where we operate, such as hospitals, schools, daycare centers and fire stations, among others. In Argentina, we also have a voluntary matching program where Adecoagro matches each donation from our employees at a 2:1 ratio. In 2022, 15 organizations participated as recipients of our Matching program and received monthly donations.
Education
Our main initiatives are aligned with Sustainable Development Goal 4 – Quality Education. Our operations have a significant economic impact in the communities where we are located, and we have developed a Social Action Program in the various municipalities. In 2005, we started a partnership with Cimientos, a non-profit organization that promotes equal educational opportunities for children and youth from low-income families in Argentina. In 2022, we participated in Cimientos’ “Futuros Egresados” program, granting scholarships to 50 high-school students in Mercedes and Ita Ibate (Corrientes). In 2016, we started another program together with Conciencia (a local non-governmental organization) in which we support our employees’ children to complete their education. In 2022, 21 high-school and higher-education students from San Salvador (Entre Ríos) and Las Lajitas (Salta) participated in this program.
In 2019, we made a new alliance with the Reciduca Foundation with the aim of providing scholarships for young people from the community of Pilar to finish their secondary studies, expand their employment opportunities and promote environmental care. We have supported the program since its inception, and in 2022, we decided to include the community of San Isidro as well, increasing the total number of scholarships granted to 20.
Additionally, in 2022, we continued participating in the Escola Nota 10 Project in the municipalities of Angélica, Ivinhema and Novo Horizonte do Sul, in Mato Grosso do Sul. Through the project, we provide didactic material for teachers and students and carried out trainings for teachers and educators in municipal public schools aiming to improve basic education (1st to 3rd year). In 2022, this program reached 125 teachers and 2095 students.
Moreover, we participated in the Territorio do Saber project with the objective of improving the quality of teaching and learning processes in schools by promoting reading. In 2022, we trained 35 early childhood teachers and delivered four libraries to the municipality of Areado in Minas Gerais, reaching 1,200 students.
Nutrition
In Argentina, we work in partnership with two main organizations: the Conin Foundation and the Argentine Food Bank Network. The Conin Foundation fights malnourishment in children, focusing its actions in three main aspects: education, assistance and research. The Argentine Food Bank Network is a nonprofit distribution enterprise that serves the community by acquiring donated food and making it available to people in need through a network of community agencies. These agencies include school feeding programs, food pantries, soup kitchens, hospices, substance abuse clinics, after-school programs and other nonprofit organizations. In 2022, we donated nearly 470 tons of rice and dairy products to more than 90 organizations, including 13 Conin centers and eight food banks.
In 2022, we also contributed to the Conin Foundation with a significant monetary donation for the construction of its new recovery center for children under precarious conditions, which is able to receive more than 30 children from all over the country. Additionally, we have been contributing food to Solidagro, an alliance between rural corporate institutions and civic organizations that seek to solve famine and malnutrition problems, since 2007. We also collaborate with Haciendo Camino, a non-governmental organization fighting malnourishment in children in Santiago del Estero. We have been supporting the organization for the last years, and continued with our contributions to finance the early childhood program in Los Juries.
Prevention of Violence
We seek to train leaders and teams on this topic to understand all aspects of workplace violence. Our “Proteger” program aims to prevent violence, as it seeks to guide and inform employees and the community about possible ways to report and prevent the sexual abuse, the exploitation of children and adolescents, rape culture, violence against women and sexual or workplace harassment, while mobilizing society to contribute to this effort.
This program reinforces the idea that we do not admit, under any circumstance, the practice of any type of child labor, including by third-party suppliers and others with whom we may interact. In 2022, we trained 3,880 employees and conducted several training sessions with approximately 80 health professionals, reaching and impacting 100% of our employees and more than 12,000 people in the communities where we operate.

In 2021, we received the Woman-Friendly Company Seal (from Mato Grosso do Sul government), in recognition of our practices to prevent and combat violence advocated within the scope of the Proteger program.
Internship and Young Talent Program
The purpose of our internship and young talent program is to promote the development of highly qualified professionals from the community by providing first-time work experience, good quality training and access to highly technology-oriented operations. We seek to facilitate interns’ future access to the job market while detecting potential key employees. The interns actively participate in the TAG training program, which includes monthly technical meetings, external training and farm tours. In order to accomplish these goals we promote institutional relationships with local and international universities and high schools. In 2022, 170 interns and 34 young talents participated in our program, 29 and 32 of which, respectively, were subsequently incorporated into our teams.
Adecoagro’s 20 years in the Community
In 2022, we celebrated our company’s 20-year anniversary with a strong social impact. The celebration included activities involving our team members and their families, local schools and communities, such as the gifting of national flags to schools in Argentina and Uruguay and specific infrastructure initiatives for the benefit of local Argentine and Brazilian communities.
Material Agreements
For a description of the material agreements relating to our indebtedness, please see “Item 5. Operating and Financial Review and Prospects-— B. Liquidity and Capital Resources—Indebtedness and Financial Instruments.”
Brazil
Sugar Sale Agreements
In 2022, our largest four customers in this segment comprised approximately 94% of our sugar sales agreements. Adecoagro Vale do Ivinhema S.A. (via Adecoagro Uruguay S.A.) entered into sugar sales agreements with Louis Dreyfus Commodities, Suisse S.A, Viterra B.V. (formerly known as Glencore Agriculture B.V.), pursuant to which Adecoagro Vale do Ivinhema S.A. agreed to supply approximately 427,000 metric tons of Brazilian VHP sugar. This specific amount of sugar was delivered during the 2022 harvest year in Paranaguá port, and the price was fixed in reference to the ICE Sugar #11 Futures.
Electric Energy Agreements
Adecoagro Vale do Ivinhema S.A. entered into an agreement for the sale of energy to CCEE. This agreement is a result of a public auction by the Brazilian federal government conducted in May 2008, carries a term of 15 years, and requires Adecoagro Vale do Ivinhema S.A. to supply CCEE with 87,600 MWh annually during the harvest periods each year (April to December), at a rate of R$347.77/MWh. The price of energy under the contract is adjusted annually according to inflation.
In August 2010, Adecoagro Vale do Ivinhema S.A. participated in a public auction by the Brazilian federal government. As a result of this auction, Adecoagro Vale do Ivinhema S.A. entered into second 15-year agreement with CCEE starting in 2011, for the sale of 131,400 MWh per year at a rate of R$308.19/MWh.

Intellectual Property
As of April 2022, our corporate group owned 49 trademarks registered with the Argentine National Intellectual Property Institute and had 5 trademarks in the process of registration. Also, Adeco Brasil and UMA owned 20 trademarks registered with the Brazilian National Industrial Property Institute (“INPI”), and had submitted 1 trademark registration requests, all of which are currently being challenged by third parties or were initially denied by INPI. In addition, Adeco Agropecuaria Brasil S.A. had submitted one trademark for registration. Agroglobal S.A. (now Adecoagro Uruguay S.A.) has one trademark registered in Uruguay.
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

Regulation and Control of Agri-Food Production in Argentina
As of February 25, 2011, the National Office of Commercial Agropecuarian Control (“Oficina Nacional de Control Comercial Agropecuario” or “ONCCA”) was dissolved pursuant to Decree No. 192/2011. The powers previously held by the ONCCA were transferred to the Ministry of Agriculture, Livestock and Fishing (Ministerio de Agricultura, Ganadería y Pesca, or the “Ministry of Agriculture”) of Argentina and to the Internal Consumer Subsidy Coordination and Evaluation Unit (Unidad de Coordinación y Evaluación de Subsidios al Consumo Interno or “UCESCI,” after its acronym in Spanish), an entity created by means of Decree No. 193/2011. Such entity was then dissolved by means of Decree No. 444/2017, which transferred the powers granted to the UCESCI to the Ministry of Agriculture. As a result, the Ministry of Agriculture is the authority in charge of enforcing the decrees issued by the ONCCA. The Ministry of Agriculture is also charge of monitoring agricultural compliance with commercialization regulations. Moreover, the Ministry Agriculture is responsible for the administration, allocation and payment of subsidies for wheat, corn and soybean, and managing the registry for the export of cattle.
Under applicable regulations, all persons involved in the commercialization and manufacturing of grains and dairy products must be registered with the Registry of Operators of the Agro-industrial Chain (Registro Único de Operadores de la Cadena Agroindustrial or “RUCA” after its acronym in Spanish), which provides for the registration of any individual or company involved in the trade and industrialization of agri-food products in the markets for grains, livestock and dairy products and their by-products and derivatives, pursuant to Resolution No. 302/2012, as amended, issued by the Ministry of Agriculture. According to annex I of Resolution No. 21/2017, the RUCA has no expiration date, as long as the conditions and requirements established in connection with its granting and validity are met by the operator, and it complies with the obligations imposed by current and future regulations. Grain producers must stock grains at facilities and maintain a record of the grain stock stored at such facilities to be filed with the RUCA. Failure to register with the RUCA, or cancellation of such registration, may result in the ceasing of operating activities by the operator and closure its facilities.
On February 26, 2014, the Public Income Federal Administration (“Administración Federal de Ingresos Públicos” or “AFIP”) issued Resolution No. 3,593/14, which became effective on April 1, 2014. This resolution established a Systematic Registration of Movements and Grains Stocks Regime (Régimen de Registración Sistemática de Movimientos y Existencias de Granos), which requires all producers involved in the commercialization and manufacturing of grains and dairy products registered in the RUCA to report the stock and stock variations (including locations, transportation between the producer facilities, etc.) of all grains other agricultural products (other than those to be applied to sowing) held by them or on behalf of a third party.
Violations to any of the applicable regulations may result in the application of sanctions, including fines, suspensions and the cancellation of the registration, which may, in turn, result in an immediate cessation of activities and closure of facilities.
On April 15, 2021, the Ministry of Agriculture issued Resolution No. 60/2021, which was published in the Official Gazette on April 19, 2021. This resolution specifies that dairy and grain exporters who did not register an establishment in the RUCA must provide additional information. Pursuant to Decree No. 131/2022, the Argentine government, suspended export duty rates over certain products as a temporary and transitory measure in accordance with as set forth by Decree No. 790/2020 until December 31, 2022. As a result, export duty rates only remain applicable to products under the “Common Nomenclature of Mercosur” included in such decree. In addition, the Argentine government issued Decree No. 132/2022, ordering the creation of the Argentine Grain Stabilization Fund (Fondo Estabilizador del Trigo Argentino) to contribute to the mitigation of the increase in the price per ton of grain bought by Argentine windmills as a result of the conflict between Russia and Ukraine.

Recent Developments
“La Niña” weather event
“La Niña” is a weather phenomenon caused by the fluctuation of the ocean temperatures in the central and eastern equatorial Pacific due to changes in the atmosphere, which affects the climate of several regions worldwide. When the temperature of the ocean decreases by 0.5°C below the five-quarter average, a so called “La Niña” weather pattern begins. This whether phenomenon is characterized by below average precipitations during spring and summertime in South America. We have experienced this weather pattern in Argentina and Uruguay, where most of our Farming operations are based, throughout the last three consecutive years and it has extended its effects during the beginning of 2023 and continue affecting production as of today, resulting in a severe drought in almost all productive regions in Argentina and Uruguay. Our diversification in terms of geographic footprint and crops planted (soybean, peanut, corn, wheat, sunflower, among others), acts as a natural hedge against weather risk, and enables us to adopt defensive strategies such as delaying planting activities and switching between crops which are either more resilient to dry weather or have a later development stage. However, and despite our ability to partially mitigate this effect, this year, as a consequence of the La Niña weather event, we foresee that the yields of our different crops will see a reduction ranging from 18% to 60%, depending on the crop, thus significantly affecting our results of operations.

C.ORGANIZATIONAL STRUCTURE
Corporate Structure
We are a corporation organized under the laws of the Grand Duchy of Luxembourg under the form of a société anonyme. As of April 25, 2023, we held approximately 100% of the interests in Adecoagro LP S.C.S., a société en commandite simple organized under Luxembourg law with a de minimis remaining interest owned by Adecoagro GP S.à r.l, a société à responsibilité limitée organized under Luxembourg law and our substantially wholly-owned subsidiary. Adecoagro LP S.C.S. is a holding company with operating subsidiaries owning farmland and facilities throughout Argentina, Brazil and Uruguay. For a diagram of our Organizational structure as of April 24, 2023, please see “Item 4. Information on the Company—A. History and Development of the Company—History.”
As of April 24, 2023 our principal shareholders were Al Gharrafa Investment Company, Stichting Pensioenfonds Zorg en Welzijn, Route One Investment Co LP, EMS Capital LP, Directors, Executive Officers and Company’s employees as a group and Grantham Mayo Van Otterloo & Co LL. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”
D.PROPERTY, PLANTS AND EQUIPMENT
See “B. Business Overview—Land Transformation—Our Farms”; “—Property, Plant and Equipment.”
Item 4A.    Unresolved Staff Comments
Not applicable.
Item 5.    Operating and Financial Review and Prospects
Item 5 of this Annual Report on Form 20-F discusses the Company’s operating and financial review and prospects as of and for the fiscal years ended December 31, 2022 and 2021. For a discussion of the Company’s operating and financial review and prospects as of and for the fiscal years ended December 31, 2021 and 2020, see "Item 5 Operating and Financial Review and prospects—A. Operating and Financial Review and Prospects—Operating Results—Results of Operations—Year Ended December 31, 2021 Compared to Year Ended December 31, 2020,” —B. Liquidity and Capital Resources” and "—Cash Flows—Cash Flows for the Year Ended December 31, 2021 compared to Year Ended December 31, 2020” included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC on April 28, 2022 are incorporated herein by reference.
Overview
We are engaged in agricultural, manufacturing and land transformation activities. Our agricultural activities consist of harvesting certain agricultural products, including crops (soybeans, corn, wheat, peanuts, sunflower, etc.), rough rice, and sugarcane, for sale to third parties and for internal use as inputs in our various manufacturing processes, and producing fluid milk. Our manufacturing activities consist of (i) selling manufactured products, including processed peanuts, sunflower rice, sugar, ethanol and energy, among others, (ii) in our milk facilities we produce UHT and UP milk, powder milk and semi-hard cheese, among others; and (iii) providing services, such as grain warehousing and conditioning and handling and drying services, among others. Our land transformation activities consist of the acquisition of farmlands or businesses with underdeveloped or underutilized agricultural land and implementing production technology and agricultural best practices to enhance yields and increase the value of the land. See also “Item 3. Key Information—D. Risk Factors —Risks Related to the Countries in Which We Operate—Laws on the foreign ownership of rural properties may adversely affect our results of operations and future investments in rural properties.”
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

Segment	Agricultural Product	Manufactured Product and Services Rendered
Crops	Soybean, Corn, Wheat, Sunflower and Peanuts among others	Industrialized peanuts and sunflower, grain drying and conditioning

Rice	Rough rice	White rice and brown rice and snacks

Dairy	Fluid milk	UHT and UP milk, powder milk and semi-hard cheese, among others

Sugar, Ethanol and Energy	Sugarcane	Sugar, Ethanol and Energy
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
The occurrence of severe adverse weather conditions, especially droughts, hail, floods or frost, are unpredictable and may have a potentially devastating impact on agricultural production and may otherwise adversely affect the supply and prices of the agricultural commodities that we sell and use in our business. The effects of severe adverse weather conditions may also reduce yields at our farms. Yields may also be affected by plague, disease or weed infection and operational problems. See Item—3. Key Information—D. Risk Factors—Risks Related to Our Business and Industries—Unpredictable weather conditions, including as a result of climate change, pest infestations and diseases may have an adverse impact on agricultural production.”
The following table sets forth our average crop, rice and sugarcane yields per hectare for the periods indicated:

	2021/2022	2020/2021	2019/2020	% Change
	Harvest Year	Harvest Year	Harvest Year	2021/2022 -2020/2021	2020/2021 -2019/2020
Corn (1)	5.9	5.7	6.0	3.5%	(5.0)%
Soybean	2.5	2.5	2.5	—%	—%
Wheat (2)	3.0	2.8	3.2	7.1%	(12.5)%
Peanut	2.8	3.0	3.3	(6.7)%	(9.1)%
Sunflower	1.7	1.8	1.9	(5.6)%	(5.3)%
Rice	6.8	7.8	6.7	(12.8)%	16.4%
Sugarcane (3)	66.5	68.6	79.0	(3.1)%	(13.2)%

(1) Includes sorghum and chia.
(2) Includes barley, rye, oats, chickpea and black pea.
(3) Does not consider harvested area for planting activities.
Effects of Fluctuations in Production Costs

We experience fluctuations in our production costs due to the fluctuation in the costs of fertilizers, agrochemicals, seeds, fuel, farm leases and labor. The use of advanced technology, however, allows us to increase our efficiency, in large part mitigating the fluctuations in production costs. Some examples of how the implementation of production technology has allowed us to increase our efficiency and reduce our costs include the use of no-till technology (also known as “direct sowing,” which involves farming without the use of tillage, leaving plant residues on the soil to form a protective cover which positively impacts costs, yields and the soil), crop rotation, second harvest in one year, integrated pest management, and balanced fertilization techniques to increase the productive efficiency in our farmland. Increased mechanization of harvesting and planting operations in our sugarcane plantations and utilization of modern, high-pressure boilers in our sugar and ethanol mills has also yielded higher rates of energy production per ton of sugarcane milled. In addition, we reuse all the waste from our sugar cane processing, which together with the ashes from the boilers, and the filter cake, undergo a composting process and are used as organic fertilizer to grow sugarcane, allowing us to reduce chemical fertilizer consumption, while contributing to the environment. We also use manure in our dairy farms to generate electricity with biodigesters.
Effects of Fluctuations in Commodities Prices
Commodity prices have historically experienced substantial fluctuation. For example, between January 1 ,2022 and December 31, 2022, sugar prices increased by 6.1%, according to Intercontinental Exchange of New York (“ICE-NY”) data, and ethanol prices decreased by 13.4%, according to Escola Superior de Agricultura “Luiz de Queiroz” (“ESALQ”) data. Also, based on Chicago Board of Trade (“CBOT”) data, from January 1, 2022, and December 31, 2022, soybean prices increased 14.3% and corn prices increased by 14.4%. Commodity price fluctuations affect our consolidated statements of income, as they have an effect over:
•the initial recognition and changes in the fair value of biological assets and agricultural produce in respect of unharvested biological assets undergoing biological transformation;

•changes in net realizable value of agricultural produce for inventory carried at its net realizable value; and
•sales of manufactured products and agricultural produce to third parties.

The following graphs show the spot market price of some of our main products between December 31, 2016 and December 31, 2022, highlighting the period between January 1 and December 31, 2022:

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
On the other hand, production volumes for dairy, processed rice and production volume and production area for sugar, ethanol and energy business, along with the financial results in respect of our products are presented on a fiscal year basis.

Effects of Fluctuations of the Production Area
Our results of operations also depend on the size of the production area. The size of our own and leased area devoted to crop, rice and sugarcane production fluctuates from period to period in connection with the purchase and development of new farmland, the sale of developed farmland, the lease of new farmland and the termination of existing farmland lease agreements. Lease agreements are usually settled following the harvest season, from July to September for crops and rice, and from May to April for sugarcane. The length of the lease agreements is usually one year for crops, one to five years for rice and seven years for one-cycle sugarcane or 14 years for a two-cycle of sugarcane. Regarding crops, the production area can be planted and harvested once or twice per year. For example, wheat can be planted in July and harvested in December. Once harvested, soybean can be planted in the same area and harvested in April. As a result, planted and harvested areas can maximize their production in any given year. The production area for sugarcane can exceed the harvested area in one year. Grown sugarcane can be left in the fields and then harvested the following year.
The following table sets forth the production area for the periods indicated:

	Year ended December 31,
	2022	2021	2020	Chg (%) 2022-2021	Chg (%) 2021-2020
		Hectares
Crops (1)	194,236	176,825	162,280	9.8%	9.0%
Rice	60,857	44,282	41,544	37.4%	6.6%
Sugar, Ethanol and Energy	192,987	185,806	176,651	3.9%	5.2%
(1) Does not include second crop and forage area.
The increase in the Crops production area in 2022 was mainly driven by the increase in leased area. The increase in the Rice production area was mainly driven by the acquisition of Viterra’s rice operation in Uruguay in May 2022.The increase in sugar, ethanol and energy production area in 2022 is explained by an increase in the leased space to ensure the sufficiency of our cane supply during the entire year in accordance with our long-term growth plan.
Effect of Acquisitions, Dispositions and Land transformation
Our business model also includes the identification, acquisition, development and selective disposition of farmlands or other rural properties that we deem to have the potential increase their market value after implementing agricultural best practices and increasing crop yields. As a part of this strategy, we purchase and sell farms and other rural properties from time to time, subject to the restrictions described in “Item 3. Key Information—Risk Factors—Risks Related to the Countries in Which We Operate—Laws on the foreign ownership of rural properties may adversely affect our results of operations and future investments in rural properties.”
The results included in the Land Transformation segment are related to the acquisition and disposition of farmland businesses and not to the physical transformation of the land. The decision to acquire and dispose of a farmland business depends on several market factors that vary from period to period, rendering the results of these activities in one financial period when an acquisition of disposition occurs not directly comparable to the results in other financial periods when no acquisitions or dispositions occurred.
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
Moreover, economic conditions of the countries in which we operate may be impacted by inflation over domestic prices, which may result in higher costs and affect our revenues. High inflation rates may undermine the conditions that allow us to grow in those countries and induce to macroeconomic volatility, affecting overall competitiveness, increasing social and economic inequality, reducing employment, consumption and the level of economic activity and undermining confidence in banking system, which could further limit domestic and international credit availability. In 2022, inflation in local currency in Argentina, Brazil and Uruguay has been 94.8%, 5.9% and 8.29%, respectively. We present our result from operations adjusted by the effect of hyperinflation accounting policies and translation for our Argentine operations according to IAS 29 (see “Presentation of Financial and Other Information—Financial reporting in a hyperinflation economy). For further detail on the impact of inflation, see “Item 3. Key Information—D. Risk Factors—Risks Related to the Countries in Which We Operate—Inflation in some of the countries in which we operate, along with governmental measures to curb inflation, may have a significant negative effect on the economies of those countries and, as a result, on our financial condition and results of operations.”
In addition, government policies enacted in the countries where we operate may have a material impact, or could materially affect, the Company’s operations. See “Item 3. Key Information—D. Risk Factors—Risk related to Our Business and Industries—Governmental policies reducing the amount of ethanol required to be added to gasoline, or eliminating tax incentives for flex-fuel vehicles, may adversely affect our business” and “—Our business is subject to significant governmental regulation, which may adversely affect our results of operations and financial condition.” See also “Item 4—Information about the Company—B. Business Overview—Recent Developments,” for additional information concerning macroeconomic events, including the COVID-19 pandemic.
Effects of Export Taxes on Our Products

Since December 2019, after a change in the executive branch of the government in Argentina, export taxes were adjusted as per the following table:

Product	Export tax	Cap per dollar exported
Soybean and derivatives	33%	—
Corn	12%	—
Wheat	12%	—
Peanut	7%	—
Sunflower	5%	—
Cotton	5%	—
Rice	5%	—
UHT Milk	12%	Ps. $3/U.S. dollar
Powder Milk	9%	—
Cheese	12%	Ps. $3/U.S. dollar
As local prices are determined taking into consideration export parity reference, any increase or decrease in export taxes would affect our results of operations.

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
As of December 31, 2022, the Argentine Peso-U.S. dollar exchange rate was Ps. 177.1 per U.S. dollar as compared to Ps. 102.7 per U.S. dollar as of December 31, 2021. As of December 31, 2022, the Real-U.S. dollar exchange rate was R$5.28 per U.S. dollar as compared to R$5.57 per U.S. dollar as of December 31, 2021.
The following graph shows the Argentine Peso-U.S. dollar rate and the real-U.S. dollar rate of exchange between December 31, 2016 and December 31, 2022, highlighting the period between January 1 and December 31, 2022:

(1)    Source: Bloomberg

Our principal foreign currency fluctuation risk involves changes in the value of the Brazilian Reais and the Argentine Peso relative to the U.S. dollar. Periodically, we evaluate our exposure and consider opportunities to mitigate the effects of currency fluctuations by entering into currency forward contracts and other hedging instruments.

Seasonality
Our business activities are inherently seasonal. We generally harvest and sell corn, soybean, rice, peanut and sunflower between February and August, and wheat from December to January. With the implementation of the "continuous harvest method,” sugarcane production is more stable during the year; however, the typical harvesting period in Brazil begins between April and May and ends between November and December. Sales of ethanol are generally concentrated during off-season to capture higher seasonal prices. Sales in other business segments, such as in our Dairy segment, tend to be more stable. However, milk sales are generally higher during the fourth quarter, when weather conditions are more favorable for production. As a result of the above factors, there may be significant variations in our results of operations from one quarter to another, since planting activities may be more concentrated in one quarter compared to another. In addition, our quarterly results may vary as a result of the effects of fluctuations in commodity prices and production yields and costs related to the “Initial recognition and changes in fair value of biological assets and agricultural produce” line item. See Note 32 to our Audited Consolidated Financial Statements.

Capital Expenditures and Other Investments
Capital expenditures totaled US$229.1 million, US$205.2 million and US$166.8 million for the years ended December 31, 2022, 2021 and 2020, respectively. Our capital expenditures during the last three years consisted mainly of expenses related to (i) transforming and increasing the productivity of our land, (ii) planting sugarcane and (iii) expanding and upgrading our production facilities.

Effects of Corporate Taxes on Our Income
We are subject to a variety of taxes on our results of operations. The following table shows the applicable income tax rates in effect for 2022:

Tax Rate (%)
Argentina (1)	35
Brazil	34
Uruguay	25
Spain	25
Luxembourg	24.94
Chile	27
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

We operate in three major lines of business, namely: Farming, Sugar, Ethanol and Energy, and Land Transformation. In addition, we have a fourth set of Corporate activities.

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

▪Rice: consists of the planting, harvesting, processing and marketing of rice.

▪All Other Segments: consists of the aggregation of the remaining non-reportable operating segments, in our Farming business that do not meet the quantitative thresholds for disclosure and for which our management does not consider them to be of continuing significance, namely coffee and cattle.

•Our Sugar, Ethanol and Energy business consists of cultivating sugarcane which is processed in our own sugar mills, transformed into ethanol, sugar and electricity and then marketed.

•Our Land Transformation business consist of the identification and acquisition of underdeveloped and undermanaged farmland businesses, the realization of value through the strategic disposition of assets.

•Our Corporate activities comprise certain other activities of administrative nature not assignable to our segments.

To evaluate the economic performance of our businesses on a monthly basis, results of operations of our Argentine subsidiaries are based on monthly data adjusted for inflation and converted into the average exchange rate of the U.S. dollar for each month. These converted figures are not readjusted and reconverted subsequently. We also employ this methodology to translate the results of operations of our subsidiaries in countries without hyperinflationary economies, as it allows for a more accurate analysis of the integral economic performance of their businesses. When comparing years 2021 and 2022, results are also affected by the effect of the acquisition of Viterra’s rice operations in Uruguay, which resulted in a bargain purchase gain on acquisition.

Key Financial and Operating Data
The following tables present selected sales data solely for the periods indicated below:

	For the year ended December 31,
	2022	2021	Chg (%) 2022-2021
Sales	(In thousands of $)
Farming Business	716,964	562,342	27.5%
Crops	272,737	240,730	13.3%
Soybean (1)(2)	81,757	71,687	14.0%
Corn (3)	71,188	59,803	19.0%
Wheat (4)	19,915	27,349	(27.2)%
Peanut	63,041	60,939	3.4%
Sunflower	24,833	17,449	42.3%
Other crops (5)	12,003	3,503	242.6%
Rice (6)	203,489	134,869	50.9%
Dairy (7)	235,012	183,054	28.4%
All other segments (8)	5,726	3,689	55.2%
Sugar, Ethanol and Energy Business	630,760	562,010	12.2%
Sugar	188,769	208,365	(9.4)%
Ethanol	387,124	291,883	32.6%
Energy	34,919	50,321	(30.6)%
Other (9)	19,948	11,441	74.4%
Total	1,347,724	1,124,352	19.9%
Land Transformation (10)	3,705	6,613	(44.0)%
(1)    Includes soybean, soybean oil and soybean meal.
(2)    2021/2022 does not include soybean planted in Brazil as cover crop during the implementation of the agricultural technique known as meiosis. Revenues corresponding to the sale of this product are booked in the Sugar, Ethanol and Energy business.
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
(9)    Includes operating leases and other services.
(10)    Represents capital gains from the sale of land.

	2021/2022	2020/2021	2019/2020
	Harvest	Harvest	Harvest	Chg (%) 2021/2022-2020/2021	Chg (%) 2020/2021-2019/2020
Production	Year (1)	Year (1)	Year (1)
Farming Business
Crops (tons)(2)	769,524	733,334	720,059	4.9%	1.8%
Soybean (tons) (3)	177,963	172,969	181,259	2.9%	(4.6)%
Corn (tons) (4)	342,621	327,164	364,176	4.7%	(10.2)%
Wheat (tons) (5)	137,953	122,749	104,236	12.4%	17.8%
Peanut (tons)	62,433	77,891	55,630	(19.8)%	40%
Sunflower (tons)	39,054	28,436	12,652	37.3%	124.8%
Cotton Lint (tons)	4,262	1,772	1,490	140.5%	18.9%
Others	5,238	2,353	616	122.6%	282.0%
Rice (tons) (6)	416,735	346,685	278,348	20.2%	24.6%

(1)    The table reflects the production in respect of harvest years as of December 31.
(2)    Crop production does not include 314,000 tons and 300,782 tons of forage produced as of December 31, in the 2021/2022 and 2020/2021 harvest years, respectively.
(3)    2021/2022 does not include soybean planted in Brazil as cover crop during the implementation of the agricultural technique known as meiosis. Revenues corresponding to the sale of this product are booked in the Sugar, Ethanol and Energy business.
(4)    Includes sorghum.
(5)    Includes barley, rye, oats, chickpea and vetch.
(6)    Expressed in tons of rough rice produced on owned and leased farms. The rough rice we produce, along with additional rough rice we purchase from third parties, is ultimately processed and constitutes the product sold in respect of the rice business.

	For the year ended December 31,
	2022	2021	Chg (%) 2022-2021
Processed rice (1) (tons)	396,681	318,732	24.5%
Dairy(2) (thousand liters)	185,583	173,148	7.2%
Processed Milk (3) (thousand liters)	359,435	352,532	2.0%
Sugar, Ethanol and Energy Business
Sugar (tons)	481,919	546,819	(11.9)%
Ethanol (cubic meters)	540,231	534,603	1.1%
Energy (4) (MWh)	608,964	730,739	(16.7)%
Land Transformation Business (hectares traded)	—	—
(1)    Includes rough rice purchased from third parties and processed in our own facilities. Expressed in tons of rough rice (1 ton of processed rice is approximately equivalent to 1.6 tons of rough rice).
(2)    Raw milk produced at our dairy farms.
(3)    Own and third parties raw milk processed in our industrial facilities of Morteros and Chivilcoy.
(4)    Energy exported to grid.

	2022/2023	2021/2022 (2)	2020/2021	Chg (%) 2022/2023-2021/2022	Chg (%) 2021/2022-2020/2021
	Harvest	Harvest	Harvest
Planted Area	Year (1)	Year	Year
		(Hectares)
Farming Business (3)
Crops	220,206	244,034	223,165	(9.8)%	9.4%
Soybean (1)	81,812	72,318	68,315	13.1%	5.9%
Corn (4)	41,262	58,239	56,568	(29.2)%	3.0%
Wheat (5)	35,789	46,509	44,392	(23.0)%	4.8%
Peanut	19,813	23,664	26,123	(16.3)%	(9.4)%
Sunflower	18,131	23,173	16,164	(21.8)%	43.4%
Cotton	10,266	7,427	3,519	38.2%	111.1%
Others	2,633	2,920	2,747	(9.8)%	6.3%
Forage	10,500	9,784	5,337	7.3%	83.3%
Rice	55,648	60,857	44,282	(8.6)%	37.4%
Total Planted Area	275,854	304,891	267,447	(9.5)%	14.0%
Second Harvest Area	32,763	39,967	41,924	(18.0)%	(4.7)%
Leased Area	130,463	143,675	109,178	(9.2)%	31.6%
Owned Croppable Area (6)	102,127	111,464	111,009	(8.4)%	0.4%
(1)    Represents the planting plan for the 2022/2023 campaign. As of December 31, 2022, 80% of the planting plan is seeded.
(2)    Includes rice planted and harvested after the acquisition of Viterra’s rice operations.
(3)    Includes hectares planted in the second harvest.
(4)    Includes sorghum.
(5)    Includes barley, rye, oats, chickpea and vetch.
(6)    Does not include potential croppable areas being evaluated for transformation and does not include forage area.

	For the year ended December 31,
	2022	2021	Chg (%) 2022-2021
Sugar, Ethanol and Energy Business
Sugarcane plantation	192,987	185,806	3.9%
Owned land	12,951	10,617	22.0%
Leased land	180,036	175,189	2.8%

For the year ended December 31, 2022, as compared to year ended December 31, 2021
The following table sets forth certain financial information with respect to our consolidated results of operations for the years indicated.

	2022	2021	Chg (%) 2022-2021
	(In thousands of $)
Sales of goods and services rendered	1,347,724	1,124,352	19.9%
Cost of goods sold and services rendered	(1,075,747)	(854,965)	25.8%
Initial recognition and changes in fair value of biological assets and agricultural produce	215,941	227,740	(5.2)%
Changes in net realizable value of agricultural produce after harvest	(22,293)	(12,879)	73.1%
Margin on manufacturing and agricultural activities before operating expenses	465,625	484,248	(3.8)%
General and administrative expenses	(84,287)	(69,794)	20.8%
Selling expenses	(143,515)	(117,662)	22.0%
Other operating income / (expense), net	1,870	(18,768)	N/A
Bargain purchase gain on acquisition	10,107	—	N/A
Profit from operations	249,800	278,024	(10.2)%
Finance income	25,308	36,670	(31.0)%
Finance costs	(137,600)	(151,681)	(9.3)%
Other financial results - Net (loss) / gain of inflation effects on monetary items	(2,144)	11,541	(118.6)%
Financial results, net	(114,436)	(103,470)	10.6%
Profit before income tax	135,364	174,554	(22.5)%
Income tax (expense)	(26,758)	(43,837)	(39.0)%
Profit for the year	108,606	130,717	(16.9)%

Sales of Goods and Services Rendered

For the year ended December 31,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2022	272,737	203,489	235,012	5,726	630,760	1,347,724
2021	240,730	134,869	183,054	3,689	562,010	1,124,352

Sales of goods and services rendered increased 20.5%, from $1.12 billion during the year ended December 31, 2021, to $1.35 billion during the same period in 2022, primarily as a result of:
•a $68.8 million increase in our Sugar, Ethanol and Energy segment, mainly due to: (i) a 10.5% increase in sugar price, from $387.6 per ton during the year ended December 31, 2021 to $428.4 per ton during the same period in 2022, (ii) a 13.9% increase in ethanol price, from $616.3 per cubic meter during the year ended December 31, 2021 to $702 per cubic meter during the same period in 2022 mainly due to higher a mix of anhydrous ethanol from 45.2% in 2021 to 65.8% over total ethanol sales in 2022, to further take advantage of parity price premium as per our availability to dehydrate during the whole year, (iii) a 2.1% increase in the volume of sugar and ethanol sold, measured in TRS equivalent, from 1.363 thousand tons of TRS during the year ended December 31, 2021 to 1.392 thousand tons of TRS during the same period in 2022. This was partially offset by (a) a 9.1% decrease in energy prices, from $51.5 per MWh during year ended December 31, 2021, to $46.8 per MWh during the same period in 2022; and (b) a 24.1% decrease in the volume of energy sold, from 931.1 thousand MWh during the year ended December 31, 2021 to 706.6 thousand MWh during the same period in 2022 driven by our commercial decision to use our bagasse to dehydrate ethanol.
The increase in volume of sugar sold measured in TRS was mainly due to an increase in inventories from 100.1 thousand tons measured in TRS during the year ended December 31, 2021, compared to an increase in inventories of 23.6 thousand tons measured in TRS in the same period in 2022 , partially offset by a 3.7% decrease in milling, from 10.9 million tons during the year ended December 2021 to 10.5 million tons during the same period in 2022 due to a delay in commencing crushing activities during 2022 as a consequence of the frost experienced in Mato Grosso do Sul which had an impact over our sugarcane plantation conditions in 2021 and the first half of 2022.

The following table sets forth the breakdown of sales of manufactured products for the years indicated.

	For the year ended December 31,			For the year ended December 31,			For the year ended December 31,
	2022	2021	Chg %	2022	2021	Chg %	2022	2021	Chg %
	(in millions of $)			(in thousand units)			(in dollars per unit)
Ethanol (cubic meters)	387.1	291.9	32.6%	551.4	473.6	16.4%	702.0	616.3	13.9%
Sugar (tons)	188.8	208.4	(9.4)%	440.6	537.6	(18.0)%	428.4	387.6	10.5%
Energy (MWh)	33.1	48.0	(31.0)%	706.6	931.1	(24.1)%	46.8	51.5	(9.1)%
Others	21.8	13.8	58.0%
TOTAL	630.8	562.1	12.2%

The following chart sets forth the variables that impact our Sugar and Ethanol sales:
The following chart sets forth the variables that impact our Energy sales:
(*) On average, one metric ton of sugarcane contains 140 kilograms of TRS. While a mill can produce either sugar or ethanol, the TRS input requirements differ between these two products. On average, 1.045 kilograms of TRS are required to produce 1.0 kilogram of sugar, while 1.691 kilograms of TRS are required to produce one liter of ethanol.
•a $68.6 million increase in our Rice segment, mainly driven by a 63.9% increase in the volume of white rice sold, from 205 thousand tons during the year ended December 31, 2021, to 336 thousand tons during the same period in 2022 mainly due to the acquisition of Viterra’s Limited´s rice operations (closed in May 2022), partially offset by (i) a 3.2% decrease in the price of white rice sold, from $529.7 per ton during the year ended December 31, 2021 to $513.0 per ton during the same period in 2022, (ii) a decrease in inventories of 7.1 thousand tons during the year ended December 31, 2021, compared to an increase in inventories of 17.1 thousand tons in the same period in 2022, and (iii) a positive impact of $4.3 million due to the application of hyperinflation accounting and translation to our Argentine operations during the year ended December 31, 2021, compared to a negative impact of $0.2 million during the same period in 2022;
•a $52 million increase in our Dairy segment mainly due to (i) a 8.1% increase in volume of dairy products sold such as fluid milk, powder milk and cheese, measured in liters of fluid milk equivalent, from 380.6 million liters during the year ended December 31, 2021 to 411.6 million liters during the same period in 2022, which increase was in turn due to a 11.4% increase in the number of cows, from 12,942 average heads during the year ended December 31, 2021 to 14,415 average heads during the same period in 2022, (ii ) a 18.8% increase in average selling milk price, from $0.48 per liter during the year ended December 31, 2021 to $0.57 per liter during the same period in 2022, partially offset by a positive impact of $10.3 million due to the application of hyperinflation accounting and translation to our Argentine operations during the year ended December 31, 2021, compared to a negative impact of $1.2 million during the same period in 2022; and

•a $32.0 million increase in our Crops segment driven by (i) a general increase in crop prices, mainly driven by a 14.1% increase in soybean prices (from US$427.0 per ton in 2021 to US$487.3 per ton in 2022), which were positively impacted by a preferential exchange rate announced by the Argentine government (Programa de incremento exportador) to convert soybean earnings into local currency, and a 25.2% increase in wheat prices (from US$234.5 in 2021 to US$293.7 per ton in 2022) , (ii) a 7.4% increase in the volume of corn sold, from 274.9 thousand tons during the year ended December 31, 2021, to 295.3 thousand tons during the same period in 2022, and (iii) a 41.6% increase in the volume of sunflower seeds, from 23.1 thousand tons during the year ended December 31, 2021, to 32.7 thousand tons during the same period in 2022, partially offset by (a) a 41.8% decrease in the volume of wheat sold from 116.4 thousand tons in the year ended December 31, 2021, to 67.8 thousand tons during the same period in 2022, and (b) a positive impact of $11.8 million due to the application of hyperinflation accounting and translation to our Argentine operations during the year ended December 31, 2021, compared to a negative impact of $2.5 million during the same period in 2022.
The following table sets forth the breakdown of sales for the years indicated.

	Year ended December 31,			Year ended December 31,			Year ended December 31,
	2022	2021	% Chg	2022	2021	% Chg	2022	2021	% Chg
	(In millions of $)			(In thousands of tons)			(In $ per ton)
Soybean	81.8	71.7	14.1%	167.9	167.9	—%	487.3	427.0	14.1%
Corn (1)	71.2	59.8	19.1%	295.3	274.9	7.4%	241.1	217.5	10.9%
Wheat	19.9	27.3	(27.1)%	67.8	116.4	(41.8)%	293.7	234.5	25.2%
Peanut	63.0	60.9	3.4%	50.4	49.5	1.8%	1,249.5	1,230.1	1.6%
Sunflower	24.8	17.4	42.5%	32.7	23.1	41.6%	758.3	755.0	0.4%
Others	12.0	3.5	242.9%
Total	272.7	240.7	13.3%
(1)Includes sorghum and popcorn.

Cost of Goods Sold and Services Rendered

For the year ended December 31,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2022	(250,662)	(160,320)	(203,885)	(5,039)	(455,841)	(1,075,747)
2021	(213,231)	(112,045)	(158,077)	(3,111)	(368,501)	(854,965)

Agricultural produce sold to third parties (i.e., soybean, corn, wheat and fluid milk), the value of Cost of Goods Sold and Services Rendered is equal to the value of Sales and Services Rendered. The profit of these products is fully recognized under the line items “Initial recognition and changes in fair value of biological assets and agricultural produce” and “Changes in net realizable value of agricultural produce after harvest.” When the agricultural produce is sold to third parties, we do not record any additional profit as the gain or loss has already been recognized.
The profit of our manufactured products sold to third parties (i.e., sugar, ethanol, energy, white rice, processed milk and peanut) is recognized when products are sold. The Cost of Goods and Services Rendered of these products includes, among others, the cost of the agricultural produce (i.e., harvested sugarcane and rough rice), which is the raw material used in the industrial process and is transferred internally from the farm to the industry at fair market value.
Cost of manufactured products sold, and services rendered increased 25.8%, from $855 million during the 12-month period ended December 31, 2021, to $1.1 billion during the same period in 2022. This increase was primarily due to:

•a $87.3 million increase in our Sugar, Ethanol and Energy segment, mainly due to a 21.1% higher unitary cost in U.S. dollars mainly derived from the increase in sugarcane prices;

•a $48.3 million increase in our Rice segment, mainly driven by higher sales from 134.9 million during the year ended in December 31, 2021 to 203.5 million during the same period in 2022, coupled with higher rough rice prices partially offset by a negative impact of $2.3 million due to the application of hyperinflation accounting and translation to our Argentine operations during the year ended December 31, 2021, compared to a negative impact of $0.4 million during the same period in 2022;

•a $45.8 million increase in our Dairy segment, driven by higher sales coupled with higher raw milk prices from $0.33 per liter during the year ended December 31, 2021 to $0.40 per liter during the same period in 2022, partially offset by a negative impact of $8.3 million due to the application of hyperinflation accounting and translation to our Argentine operations during the year ended December 31, 2021, compared to a positive impact of $1.0 million during the same period in 2022; and

•a $37.4 million increase in our Crops segment, mainly due to higher sales, partially offset by a negative impact of $10.1 million due to the application of hyperinflation accounting and translation to our Argentine operations during the year ended December 31, 2021, compared to a positive impact of $2.2 million during the same period in 2022.
Initial Recognition and Changes in Fair Value of Biological Assets and Agricultural Produce

Year ended December 31,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2022	65,574	15,323	27,257	(279)	108,066	215,941
2021	73,990	43,834	19,895	1,362	88,659	227,740

Initial recognition and changes in fair value of biological assets and agricultural produce decreased 5.2%, from $227.7 million during the year ended December 31, 2021, to $215.9 million during the same period in 2022. This decrease was mainly due to:

•a $19.4 million increase in our Sugar, Ethanol and Energy segment from $88.7 million during the year ended December 31, 2021 ($16.3 million of which were unrealized losses) to a gain of $108.1 million during the same period in 2022 (including $35.2 million of unrealized gains). This increase was mainly due to:

a $50.7 million increase in the recognition at fair value of non-harvested sugarcane, as adjusted for sales costs, from a loss of $15.9 million during the year ended December 31, 2021, to a gain of $34.8 million in the same period in 2022, mainly derived from an increase in expected yields due to normalization of weather and recovery of sugarcane conditions, partially offset by: a $26.4 million decrease in the recognition at fair value of harvested sugarcane, as adjusted for sales costs, from a gain of $99.3 million during the year ended December 31, 2021, to a gain of $72.9 million during the same period in 2022, mainly due to higher costs of inputs such as fuels, lubricants and salaries;

•an $8.4 million decrease in our Crops segment from $74 million during the year ended December 31, 2021 ($51.3 million of which were realized gains) to $65.6 million during the same period in 2022 ($60.2 million of which were realized gains). This decrease was primarily due to:

- a positive impact of $8.3 million resulting from the application of hyperinflation accounting and translation to our Argentine operations during the year ended December 31, 2021, compared to a positive impact of $1.4 million during the same period in 2021, coupled with the recognition at fair value of harvested crops, as adjusted for sales costs, which decreased $1.3 million, from a gain of $63.4 million during the year ended December 31, 2021, to a gain of $62.1 million during the same period in 2022;

•a $28.5 million decrease in our Rice segment, from $43.8 million during the year ended December 31, 2021 ($33 million of which were realized gains) to $15.3 million during the same period in 2022 ($11.1 million of which were realized gains). This decrease was due to:

- a $23.5 million decrease in the recognition at fair value of harvested rice at the point of harvest, as adjusted for sales costs, from a gain of $36.6 million during the year ended December 31, 2021, to a gain of $13.1 million during the same period in 2022, mainly driven by a 5.9% decrease in yields and rice quality due to the heavy droughts experienced during the period throughout the regions where we operate, and a positive impact of $6.7 million due to hyperinflation accounting and translation for our Argentine operations during the year ended December 31, 2021, compared to a positive impact of $0.5 million during the same period in 2022;

•a $7.4 million increase in our Dairy segment, from $19.9 million during the year ended December 31, 2021 ($24.6 million of which were realized) to $27.3 million during the same period in 2022 ($29.8 million of which were realized), mainly due to an increase in our cow herd from 12,942 average heads during the year ended December 31, 2021, to 14,415 average heads during the same period in 2022, coupled with higher fluid milk prices from $0.33 per liter during the year ended December 31, 2021 to $0.40 per liter during the same period in 2022, partially offset by a positive impact of $1.6 million due to the application of hyperinflation accounting and translation to our Argentine operations during the year ended December 31, 2021, compared to a negative impact of $0.3 million in the same period in 2022.

Changes in Net Realizable Value of Agricultural Produce after Harvest

Year ended December 31,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2022	(21,359)	—	—	—	(934)	(22,293)
2021	(11,384)	—	—	—	(1,495)	(12,879)
Changes in net realizable value of agricultural produce after harvest is mainly comprised of: (i) profit or loss from commodity price fluctuations during the period the agricultural produce is in inventory, which has an impact over its fair value; (ii) profit or loss from the valuation of forwards contracts related to agricultural produce in inventory; and (iii) profit from direct exports.
Changes in net realizable value of agricultural produce after harvest decreased $9.4 million, from a loss of $12.9 million during the year ended December 31, 2021, to a loss of $22.3 million during the same period in 2022, as a result of a decrease in crop prices after harvest, which derived in a lower fair value of our crops held in inventories during year ended on December 31, 2022.

General and Administrative Expenses

Year ended December 31,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
2022	(13,170)	(15.235)	(10,197)	(219)	(21,917)	(23,549)	(84,287)
2021	(11,100)	(9,760)	(5,256)	(187)	(19,464)	(24,027)	(69,794)

Our general and administrative expenses increased 20.8%, from $69.8 million during the year ended December 31, 2021, to $84.3 million during the same period in 2022. This increase is mainly driven by an increase in costs impacted by inflation which impacted our Crops, Rice and Dairy businesses.

Selling Expenses

Year ended December 31,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
2022	(31,464)	(34,401)	(26,974)	(253)	(50,165)	(258)	(143,515)
2021	(23,419)	(18,108)	(22,572)	(290)	(52,946)	(327)	(117,662)
Selling expenses increased 22%, from $117.7 million during the year ended December 31, 2021, to $143.5 million during the same period in 2022. This increase is driven by:
•a $16.3 million increase in the Rice segment, due to higher export selling volume related to our Uruguayan rice operation, which is less commoditized, and less volume in line with our long term strategy for this business;
•an $8 million increase in the Crops segment due to higher peanut international freight costs; and
•a $4.4 million increase in the Dairy segment, due to higher export selling volume.
Other Operating Income, Net

For the year ended December 31,	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	(In thousands of $)
2022	(1,674)	80	(11)	(2,996)	2,881	3,705	(115)	1,870
2021	(3,723)	285	(170)	(4,465)	(17,390)	6,613	82	(18,768)

Other operating income increased from a loss of $18.8 million during the year ended December 31, 2021, to a gain of $1.9 million during the same period in 2022, primarily due to:
•a $20.3 million increase in our Sugar, Ethanol and Energy segment mainly driven by a loss of $17.4 million during the year ended December 31, 2021, resulting from an increase in prices, which generated a negative effect in our sugar hedge positions, compared to a gain during the same period in 2022, driven by a decrease in prices which generated a positive effect in our sugar hedge positions;
•a $2 million increase in our Crops segment due to the mark-to-market effect of our soybean and corn hedge positions; and
•partially offset by a $1.47 million decrease in All Other Segments related to lower net gains from the fair value adjustment of Investment property, comprised of owned farms under lease agreements (i.e., beef cattle farms).

Bargain purchase gain

For the year ended December 31,	Crops	Rice	Dairy		All Other Segments		Cattle	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
2022	—	10,070	—		—		—	—	—	10,070
2021	—	—	—	—	—	—	—	—	—	—

Bargain purchase gain is the result of our recent acquisition of Viterra’s rice operations. It represents the difference between the acquisition cost and the fair market value of net assets acquired, which generated a US$10.1 million gain during the year ended December 31, 2022.

Financial Results, Net
Our financial results, net decreased from a loss of $103.5 million during the year ended December 31, 2021, to a loss of $114.4 million during the same period in 2022. The line of Net gain of inflation effects on the monetary items decreases from a gain of $11.5 million during the year ended December 31, 2021, to a loss of $2.3 million during the same period in 2022. This reflects the results derived from the exposure of our net monetary position to inflation in Argentina. Monetary assets generate a loss when exposed to inflation while monetary liabilities generate a gain when inflation reduces their outstanding balances in real terms. The negative results are primarily driven by the impact of inflation on our accounts receivables. Inflation rates in Argentina stood at 94.8% and 50.9% in 2022 and 2021, respectively.

The following table sets forth the breakdown of financial results for the periods indicated.

	Year ended December 31,
	2022	2021
	(In $ thousand)		% Change
Interest income	5,781	4,081	41.7%
Interest expense	(50,037)	(62,536)	(20.0)%
Finance Cost - Right-of-use Assets	(31,113)	(16,502)	88.5%
Foreign exchange gain/(losses), net	19,278	18,939	1.8%
Cash flow hedge – transfer from equity	(40,195)	(52,650)	(23.7)%
Gain from interest rate /foreign exchange rate derivative financial instruments	(2,384)	512	(565.6)%
Taxes	(4,862)	(7,073)	(31.3)%
Other Income	(8,760)	218	(4,118.3)%
Other financial results - Net gain of inflation effects on the monetary items	(2,144)	11,541	(118.6)%
Total Financial Results	(114,436)	(103,470)	10.6%
Income Tax (expense)
Current income tax totaled an expense of $26.8 million in 2022, compared to $43.8 million in 2021.
In 2022, income tax calculated at the tax rates applicable in the countries where we operate amounted to an expense of $43.8 million. Income tax expense has been adjusted for (i) a $18.2 million loss related to the application of IAS 29 to the shareholders’ equity of our Argentine Subsidiaries; (ii) a $2.2 million loss due to changes in the statutory income tax in Argentina and (iii) a $1.9 million loss related to non-deductible items, partially offset by (a) the recognition of unused tax losses for $19.4 million, mainly by our Argentine subsidiaries resulting from Tax inflation adjustment (See Note 10 to our Consolidated Financial Statements), and (b) non-taxable income in the amount of $16.9 million related to a supplementary law in Brazil (Lei Complementar or the “Suplementary Law”) which provides for ICMS tax benefits granted by the Brazilian Government with the objective of subsidizing investments, by excluding such grants from the calculation of tax benefits.
In 2021, income tax calculated at the tax rates applicable in the countries where we operate amounted to an expense of $54.3 million. Income tax expense has been adjusted for (i) a $6.4 million related to the application of IAS 29 to shareholders’

equity of our Argentine Subsidiaries, (ii) a $32.0 million loss due to changes in the statutory income tax in Argentina and (iii) $3.5 million related to non-deductible items, and was partially offset by (a) the recognition of unused tax losses for $38.1 million, mainly in Argentine subsidiaries, which relates to the Tax inflation adjustment (See Note 10 to our Consolidated Financial Statements), and (b) non-taxable income in the amount of $13.6 million as a result of the application of the Supplementary Law.
Profit for the Year
As a result of the foregoing, our net income total in 2022 and 2021 increased $108.6 million and $130.7 million, respectively.

Year Ended December 31, 2021, as compared to year ended December 31, 2020

See “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021 for a comparative discussion for the years ended December 31, 2021 and 2020.

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

	For the year ended December 31, 2022
	Crops	Rice	Dairy	All other segments	Farming Subtotal	Sugar, Ethanol and Energy	Land Trans- formation	Corporate	Total
	(In thousands of $)
Adjusted Segment EBITDA (unaudited)
Profit/(Loss) from Operations as per Segment Information	19,091	18,663	21,385	(2,928)	56,211	212,850	3,699	(23,806)	248,954
Bargain purchase gain on acquisition as per Segment Information	—	(10,070)	—	—	(10,070)	—	—	—	(10,070)
Net loss from Fair value adjustment of investment property as per Segment Information	—	—	—	2,764	2,764	—	—	—	2,764
Adjusted Segment EBIT (unaudited)(1)	19,091	8,593	21,385	(164)	48,905	212,850	3,699	(23,806)	241,648
Depreciation of Property, plant and equipment and amortization of Intangible Assets as per Segment Information	7,908	12,112	10,075	212	30,307	160,920	—	(22)	191,205
Adjusted Segment EBITDA (unaudited)(1)	26,999	20,705	31,460	48	79,212	373,770	3,699	(23,828)	432,853
Reconciliation to Profit
Profit for the year									108,606
Income tax expense									26,758
Interest expense, net									44,256
Foreign exchange, net									(19,278)
Other financial results - Net gain of inflation effects on the monetary items									2,144
Other financial results, net									87,314
Combined effects of IAS 29 and IAS 21 of the Argentine subsidiaries of Profit from operations									(846)
Bargain purchase gain on acquisition as per Segment Information									(10,070)
Net loss from Fair value adjustment of investment property as per Segment Information									2,764
Adjusted Consolidated EBIT (unaudited) (1)									241,648
Depreciation of Property, Plant and Equipment and amortization of Intangible Assets as per Segment Information									191,205
Adjusted Consolidated EBITDA (unaudited)(1)									432,853
(1)See “Presentation of Financial and Other Information” for the definitions of “Adjusted Segment EBIT,” “Adjusted Consolidated EBIT,” “Adjusted Segment EBITDA” and “Adjusted Consolidated EBITDA.”

	For the year ended December 31, 2021
	Crops	Rice	Dairy	All other segments	Farming Subtotal	Sugar, Ethanol and Energy	Land Trans- formation	Corporate	Total
	(In thousands of $)
Adjusted Segment EBITDA (unaudited)
Profit/(Loss) from Operations as per Segment Information	45,551	32,666	15,757	(2,537)	91,437	190,873	6,613	(22,322)	266,601
Net (gain) from Fair value adjustment of investment property	—	—	—	3,884	3,884	—	—	—	3,884
Adjusted Segment EBIT (unaudited)(1)	45,551	32,666	15,757	1,347	95,321	190,873	6,613	(22,322)	270,485
Depreciation and amortization	6,501	8,080	7,144	175	21,900	143,981	—	738	166,619
Adjusted Segment EBITDA (unaudited)(1)	52,052	40,746	22,901	1,522	117,221	334,854	6,613	(21,584)	437,104
Reconciliation to Profit
Profit for the year									130,717
Income tax expense									43,837
Interest expense, net									58,455
Foreign exchange, net									(18,939)
Other financial results - Net (gain) of inflation effects on the monetary items									(11,541)
Other financial results, net									75,495
Combined effects of IAS 29 and IAS 21 of the Argentine subsidiaries of Profit from operations									(11,423)
Net loss from Fair value adjustment of investment property									3,884
Adjusted Consolidated EBIT (unaudited)(1)									270,485
Depreciation and amortization									166,619
Adjusted Consolidated EBITDA (unaudited)(1)									437,104
(1)See “Presentation of Financial and Other Information” for the definitions of “Adjusted Segment EBIT,” “Adjusted Consolidated EBIT,” “Adjusted Segment EBITDA” and “Adjusted Consolidated EBITDA.”

	For the year ended December 31, 2020
	Crops	Rice	Dairy	All other segments	Farming Subtotal	Sugar, Ethanol and Energy	Land Trans- formation	Corporate	Total
	(In thousands of $)
Adjusted Segment EBITDA (unaudited)
Profit/(Loss) from Operations as per Segment Information	29,558	27,456	11,444	2,562	71,020	131,275	7,934	(19,682)	190,547
Net loss from fair value adjustment of investment property	—	—	—	(1,080)	(1,080)	—	—	—	(1,080)
Reverse of revaluation surplus derived from the disposals of assets before taxes	—	—	—	—	—	—	10,198	—	10,198
Adjusted Segment EBIT (unaudited)(1)	29,558	27,456	11,444	1,482	69,940	131,275	18,132	(19,682)	199,665
Depreciation and amortization	5,397	6,652	6,709	138	18,896	122,516	—	876	142,288
Adjusted Segment EBITDA (unaudited)(1)	34,955	34,108	18,153	1,620	88,836	253,791	18,132	(18,806)	341,953
Reconciliation to Profit
Loss for the year									1,070
Income tax benefit									12,325
Interest expense, net									54,198
Foreign exchange, net									109,266
Other financial results - Net (gain) of inflation effects on the monetary items									(12,064)
Other financial results, net									24,258
Combined effects of IAS 29 and IAS 21 of the Argentine subsidiaries of Profit from operations									1,494
Net (gain) from fair value adjustment of investment property									(1,080)
Reverse of revaluation surplus derived from the disposals of assets before taxes									10,198
Adjusted Consolidated EBIT (unaudited)(1)									199,665
Depreciation and amortization									142,288
Adjusted Consolidated EBITDA (unaudited)(1)									341,953
(1)See “Presentation of Financial and Other Information” for the definitions of “Adjusted Segment EBIT,” “Adjusted Consolidated EBIT,” “Adjusted Segment EBITDA” and “Adjusted Consolidated EBITDA.”

Adjusted Net Income
	2022	2021	2020
	(In thousands of $)
Profit for the year	108,606	130,717	1,070
Foreign exchange (gains) / losses, net	(19,278)	(18,939)	109,266
Cash flow hedge – transfer from equity	40,195	52,650	24,363
Other financial results - Net loss / (gain) of inflation effects on monetary items	2,144	(11,541)	(12,064)
Net loss / (gain) from fair value adjustment of investment property	2,961	4,331	(1,077)
Bargain purchase gain on acquisition	(10,107)	—	—
Revaluation surplus of farmland sold	—	—	10,198
Adjusted Net income	124,521	157,218	131,756

Adjusted Free Cash Flow	2022	2021	2020
	(In thousands of $)
Net cash generated from operating activities	370,026	348,662	257,125
Net cash used in investing activities	(299,264)	(175,221)	(121,916)
Interest paid	(44,788)	(53,587)	(60,026)
Lease payments	(91,175)	(62,273)	(40,336)
Dividends paid to non-controlling interest	(358)	(311)	(2,447)
Restricted short-term investments	98,010	—	—
Reversal of Expansion Capital expenditures (unaudited)	70,786	58,030	56,719
IAS 29 & IAS 21 effect for operating Activities	38,043	30,666	14,956
IAS 29 & IAS 21 effect for investing Activities	83	4,694	429
IAS 29 & IAS 21 effect for Interest Paid	(77)	1,109	1,639
Adjusted Free Cash Flow from Operations (unaudited)	141,286	151,769	106,143
Expansion Capital expenditures (unaudited)	(70,786)	(58,030)	(56,719)
Adjusted Free Cash Flow (unaudited)	70,500	93,739	49,424

Indebtedness	2022	2021	2020
	(In thousands of $)
Net Debt (unaudited)	678,528	617,885	634,808
Net Debt / Adjusted Consolidated EBITDA (unaudited)	1.56 x	1.41 x	1.86 x

Reconciliation - Net Debt	2022	2021	2020
	(In thousands of $)
Total Borrowings	1,007,752	817,651	971,090
Cash and cash equivalents	(230,653)	(199,766)	(336,282)
Restricted short-term investments	(98,571)	—	—
Net Debt (unaudited)	678,528	617,885	634,808
Reconciliation of Adjusted Free Cash Flow to Net increase/(decrease) in Cash and Cash Equivalents

	2022	2021	2020
	(In thousands of $)
Net increase/(decrease) in cash and cash equivalents	47,189	(129,692)	81,290
Interest Paid	(44,788)	(53,587)	(60,026)
Lease Payments	(91,175)	(62,273)	(40,336)
Dividends paid to non-controlling interest	(358)	(311)	(2,447)
Restricted short-term investment	98,010	—	—
Net cash used in financing activities	23,573	303,133	53,919
IAS 29 & IAS 21 effect for operating activities	38,043	30,666	14,956
IAS 29 & IAS 21 effect for investing activities	83	4,694	429
IAS 29 & IAS 21 effect for interest paid	(77)	1,109	1,639
Adjusted Free Cash Flow (unaudited)	70,500	93,739	49,424

 Reconciliation of Adjusted Free Cash Flow from operations to Net increase/(decrease) in Cash and Cash Equivalents

	2022	2021	2020
	(In thousands of $)
Net increase/(decrease) in cash and cash equivalents	47,189	(129,692)	81,290
Expansion Capital Expenditures (unaudited)	70,786	58,030	56,719
Interest Paid	(44,788)	(53,587)	(60,026)
Lease payments	(91,175)	(62,273)	(40,336)
Dividends paid to non-controlling interest	(358)	(311)	(2,447)
Restricted short-term investment	98,010	—	—
Net cash used in financing activities	23,573	303,133	53,919
IAS 29 & IAS 21 effect for operating activities	38,043	30,666	14,956
IAS 29 & IAS 21 effect for investing activities	83	4,694	429
IAS 29 & IAS 21 effect for interest paid	(77)	1,109	1,639
Adjusted Free Cash Flow from operations (unaudited)	141,286	151,769	106,143

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

Years ended December 31, 2022 and 2021
The table below reflects our statements of Cash Flow for the fiscal years ended December 31, 2022 and 2021.

	Year ended December 31,
	2022	2021
	(in thousands of $)
Cash and cash equivalents at the beginning of the year	199,766	336,282
Net cash generated from operating activities (1)	370,026	348,662
Net cash used in investing activities (2)	(299,264)	(175,221)
Net cash used from financing activities (3)	(23,573)	(303,133)
Effect of exchange rate changes and inflation on cash and cash equivalents (4)	(16,302)	(6,824)
Cash and cash equivalents at the end of the year	230,653	199,766

(1) Includes US$ thousands (38,043) and US$ thousands (30,666) of the combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries for 2022 and 2021 , respectively.
(2) Includes US$ thousands (83) and US$ thousands (4,694) of the combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries for 2022 and 2021, respectively.
(3) Includes US$ thousands 45,359 and US$ thousands 41,238 of the combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries for 2022 and 2021, respectively.
(4) Includes US$ thousands (7,233) and US$ thousands (5,878) of the combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries for 2022 and 2021, respectively.
Operating Activities
Year ended December 31, 2022
For the year ended December 31, 2022, net cash generated by operating activities was $370.0 million. During this year, we generated a net gain of $108.6 million that included non-cash charges relating primarily to depreciation of Property, plant and equipment and Right of use assets for $254.4 million, interest and other financial expenses, net of $83.1 million, $40.2 million loss as a result of the reclassification from Equity to Financial results, net in connection with the cash flow hedge accounting and losses for $13.7 million as a result of our derivative financial instruments position. All these effects were partially offset by an unrealized gain in initial recognition and changes in fair value of non-harvested biological assets of $44.9 million, foreign exchange gains of $19.3 million, and a $10.1 million gain resulting from bargain purchase gain on acquisitions.
In addition, other changes in operating asset and liability balances resulted in a net decrease in cash of $86.8 million, primarily due to an increase in trade and other receivables and a decrease in trade and other accounts payable. During 2022, income tax paid totaled $8.1 million.
The net cash generated by operating activities in 2022 includes a $38.0 million negative combined effect resulting from the application of IAS 29 and IAS 21 by our Argentine subsidiaries.
Year ended December 31, 2021
For the year ended December 31, 2021, net cash generated by operating activities was $348.7 million. During this year, we generated a net gain of $130.7 million that included non-cash charges relating primarily to depreciation of Property, plant and equipment and Right of use assets for $218.1 million, interest and other financial expenses, net of $75.6 million, $52.7 million loss as a result of the reclassification from Equity to Financial results, net in connection with the cash flow hedge accounting and losses for $17.3 million as a result of our derivative financial instruments position. All these effects were partially offset by an unrealized gain in initial recognition and changes in fair value of non-harvested biological assets of $11.3 million, foreign exchange gains of $18.9 million and a $11.5 million net gain resulting from inflation effects on the monetary items.
In addition, other changes in operating asset and liability balances resulted in a net decrease in cash of $161.8 million, primarily due to an increase in our inventories and trade and other receivables. During 2021 income tax paid totaled $2.2 million.

The net cash generated by operating activities in 2021 includes a $30.7 million negative combined effect resulting from the application of IAS 29 and IAS 21 by our Argentine subsidiaries.
Investing Activities
Year ended December 31, 2022
Net cash used in investing activities totaled $299.3 million in the year ended December 31, 2022, primarily due to an investment of $103.2 million related to the renewal and expansion of our sugarcane plantation, a $125.9 million investment for the purchase of agricultural and industrial equipment, as we strive to maintain and expand the crushing capacity of our Ivinhema and Angelica mills, capitalization of interharvest costs, the construction of our second biodigestor in our Dairy business and the investments in cheese equipment to enhance our product portfolio offering; and a $98 million investment in US-Treasury bills which are used as collateral of short-term borrowings. Net inflows from investing activities were related to proceeds from the sale of farmland and other assets for $22.6 million, and installments from the sale of subsidiaries and interest income of $5.2 million. In addition, cash and cash equivalents resulting from our acquisition of Viterra’s operations, net of the first installment of such acquisition, in turn, resulted in an inflow of $1.1 million.
Net cash used in investing activities in 2022 includes a $0.1 million negative combined effect resulting from the application of IAS 29 and IAS 21 by our Argentine subsidiaries.
Year ended December 31, 2021
Net cash used in investing activities totaled $175.2 million in the year ended December 31, 2021, primarily due to an investment of $78.5 million related to the renewal and expansion of our sugarcane plantation, a $134.5 million investment for the purchase of agricultural and industrial equipment, as we strive to maintain and expand the crushing capacity in Ivinhema and Angelica mills, the purchase of industrial equipment for our peanut processing facility coupled with renewal and expansion of our dairy herd for our new free stall and investments in cheese equipment to enhance our product portfolio offering. Net inflows from investing activities were related to proceeds from the sale of farmland and other assets for $21.1 million and installments from the sale of subsidiaries and interest income of $16.7 million.
Net cash used in investing activities in 2021 includes a $4.7 million negative combined effect resulting from the application of IAS 29 and IAS 21 by our Argentine subsidiaries.
Financing Activities
Year ended December 31, 2022
Net cash used in financing activities was $23.6 million in the year ended December 31, 2022, primarily derived from a new long-term loan for $41.1 million and a short-term loan of $347.9 million for our working capital expenditures. All these effects were partially offset by payments of long and short-term borrowings for $14.0 million and $192.6 million, respectively. These payments include an $8.0 million payment for the acquisition of certain subsidiaries of Viterra. During this year, interest paid totaled $44.8 million and the re-purchase of our own shares totaled $36.8 million.
Net cash used in financing activities includes a $45.4 million negative combined effect resulting from the application of IAS 29 and IAS 21 by our Argentine subsidiaries, $0.1 million of which is over interest paid.
Year ended December 31, 2021
Net cash used in financing activities was $303.1 million  in the year ended December 31, 2021, primarily derived from a new long-term loan for $31.0 million and a short term loan of $286.1 million for our working capital expenditures. All these effects were partially offset by payments of long and short term borrowings for $108.4 million and $328.5 million, respectively. During this year, interest paid totaled $53.6 million and the re-purchase of our own shares totaled $66.5 million.
Net cash used in financing activities includes a $41.2 million negative-combined effect resulting from the application of IAS 29 and IAS 21 by our Argentine subsidiaries, $1.1 million of which is over interest paid.

Capital Expenditure Commitments
As of December 31, 2022, we had no material commitments for capital expenditures.
Cash and Cash Equivalents
Historically since our cash flows from operations were insufficient to fund our working capital needs and investment plans, we funded our operations with proceeds from short-term and long-term indebtedness and capital contributions from existing and new private investors. In 2011, we raised $421.8 million from an Initial Public Offering (“IPO”) and simultaneous private placement. As of December 31, 2022, our cash and cash equivalents amounted to $230.7 million.
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
Indebtedness and Financial Instruments
For a description of our indebtedness and main financial instruments, see Note 26 to our Consolidated Financial Statements.
In addition, we maintain lines of credit with several banks in order to finance our working capital requirements. We believe that we will continue to be able to obtain additional credit to finance our working capital needs in the future based on our past track record and current market conditions.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
In our Sugar, Ethanol and Energy segment, we have effectively implemented state-of-the-art technologies such as high-pressure boilers for high cogeneration capacity, full mechanization of agricultural operations with online GPS tracking systems on all vehicles (trucks, combines, planters), and concentrated vinasse system among others. To optimize the fertilization of sugarcane, we are currently enriching the vinasse with different nutrient concentrations, such as nitrogen, phosphorus, sulfur, boron and zinc. We are also using drones in our plantations to improve operational efficiencies such as planting quality, biological control, weed monitor and pesticide spraying, among others.
In recent years, we have been developing a seedling production method called “MPB” (Muda Pre Brotada or Pre-Sprout Seedling). This method consists of making the seedling sprout in a greenhouse and planting it directly on the fields, instead of the traditional planting of billets (sugarcane stalk pieces). Two main goals are pursued through this technique: the quick introduction of new promising and healthy varieties of seeds and the reduction of planting cost, by using much less volume of planting seedling per hectare. In addition, and because of this, more land can be used for sugarcane milling, instead of using sugarcane for seedling purposes. In 2022, we produced as much as 19.6 million of MPB inputs, enough to plant 1,600 hectares of sugarcane.
We are also developing vinasse-to-biogas technology in our cluster in Mato Grosso do Sul (for more detail, see “Item 4. Information of the Company—A. Business Overview—Operations and Principal Activities—Sugar, Ethanol and Energy Business”). In 2017, we obtained a patent to produce biogas from sugarcane vinasse, which is owned together with Methanum Engenharia Ambiental. In the industry, we have recently implemented artificial intelligence alongside automation process, which is based on real-time optimization. By assessing mass balance and measuring main key performance indicators every 10 seconds, the system helps us enhance our efficiency all along the industrial processes.
Regarding our Rice business in Argentina, we are involved in the breeding and development of new traits. We seek to improve all processes related to the selection of better rice materials. Our objective is to obtain superior cultivars with better yields, industrial performance, commercial quality, and culinary parameters as driven by the market demand. To that end, we engage in crossbreeding with multiple varieties to achieve new seeds with superior features. We do so for different types of rice, such as long-grain, short-grain and round-grain rice. At the field level, we seek to breed new varieties and rice hybrids adapted to local conditions and production parameters. At the lab level, we are working with molecular markers that help us identify specific DNA details and improve quality parameters of the seed, such as purity.
In connection with these efforts, we have entered into agreements with selected research and development institutions such as Instituto Nacional de Tecnología Agropecuaria in Argentina, Instituto Riograndense do Arroz in Brazil, Híbridos de Arroz para América Latina in Colombia, Fondo Latinoamericano para Arroz de Riego in Colombia, Empresa de pesquisa Agropecuária e Extensão Rural de Santa Catarina in Brazil, and BASF in Germany to develop hybrid rice seeds and expand the scale of hybrid seed production. In addition, we are working with the National University of the Northeast of Argentina to develop double-haploid seeds, which will help us to reduce the selection process from five years to one.
Since 2008, we have developed and released four new varieties of rice on the market. The SCS121 CL was developed in collaboration with BASF and includes Clearfield® technology which makes it tolerant to herbicides that control harmful weeds. In 2020, we registered a new variety, Ita Caabo 109, which is best suited for the center-south rice region in Argentina. Currently, we have an additional cultivar under registration with the relevant Argentine authorities and with respect to the intellectual property of our seeds, we operate under the standards of Argentine Association of Plant Variety Protection.
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
In our Crops segment, we are also developing special digital features for each crop to enhance efficiencies in our operations. Currently, we are building precision agricultural solutions, such as crop yield estimation and soil quality classification, to improve our farming accuracy. Furthermore, we have created a new blanched peanut processing line, entirely made with local engineering and purchased a self-driving oven. Additionally, we have added laser technology to our peanut plant to perform the electronic selection and to continue optimizing the quality and safety of our products. We developed our own traceability app, through which peanut customers can scan a QR code on each bag of peanuts to access information regarding the traceability and data of our goods.
In addition, we are working on digital platforms for both our Rice and Crops businesses, to create data centers and visualize the information in real-time dashboards including indicators such as seeding, planting date, fertilizers, irrigation, farm works, harvest, and monitoring of all grain stored in silo bags, among others. All this information is available online through computers and mobile phones. See “Item 4. Information of the Company—A. Business Overview—Technology and Best Practices."
In our Dairy segment in Argentina, we have successfully adapted and implemented a free-stall model, which places special emphasis on efficiency and animal welfare. We are currently building our second biodigester to produce renewable energy by transforming manure into electric energy. We are constantly testing new technologies to improve genetics, health and feeding techniques of our cows. We seek to improve animal welfare, milk quality and productivity. Currently, we are implementing sexed semen technology for all of our cows, obtaining positive results. The primary goal is to enhance the production of females from our own herd, allowing us to increase the speed-capacity of organic growth by 20% annually, and/or to intensify our cow-genetic selection process. This is critical four our current Dairy growth project and to improve our cow performance (productivity, health and fertility). Besides, we are assessing other technologies such as cow monitoring solutions and innovative health treatments. (See “Item 4. Information of the Company—A. Business Overview—Operations and Principal Activities—Dairy Business”).
In addition to traditional R&D activities, we are constantly fostering creativity and ongoing improvement across teams, businesses and regions. We seek to adopt and develop innovative solutions that we can introduce into our day-to-day operations, changing the way we perform our work and boosting both efficiencies and profitability. We have teams in Brazil and Argentina involved in the adoption of new technology, while we also engage other companies, start-ups and entrepreneurs to explore, run, test, enhance and jointly develop technologies. We constantly research and analyze all available technologies that could be applied to our operations. While we strive to select the best technologies and techniques, we are also strongly involved in their adoption process, and we provide feedback and suggestions to enhance such technologies.
There are also R&D initiatives to explore ideas, unlock value potential and develop new business units. Our internal research group is comprised of interdisciplinary teams (agronomists, veterinarians, industrial engineers, technicians and finance and commercial personnel). The group offers support to all business lines and through different levels, from the optimization of current operations, evaluation of new technologies, development of new products, to the assessment of a whole new production system.
In addition, we are actively involved in a network with start-ups, funds, research associations and other key players in the agtech (agricultural, digital-based technology) ecosystems to find, develop and engage in strategic opportunities. Particularly for startups, we identify high-potential companies that could provide alternative solutions for our operations and for the market as a whole, and evaluate potential investments if their business models fit our business. So far, we have invested in four startups focused on reducing chemical usage, improving labor productivity and enhancing logistics, among others. See “Item 4. Information of the Company—A. Business Overview—Technology and Best Practices.”

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

Item 6.    Directors, Senior Management and Employees
A.DIRECTORS AND SENIOR MANAGEMENT
Board of Directors
The following table sets forth information for our directors as of the date of this annual report:

Name	Position (*)	Date of appointment	Age	Year term expires
Plínio Musetti	Chairman	2023	69	2026
Mariano Bosch	Director /CEO	2023	53	2026
Alan Leland Boyce	Director	2022	63	2025
Andrés Velasco Brañes	Director	2022	62	2025
Daniel González	Director	2023	53	2026
Guillaume Van der Linden	Director	2021	63	2024
Mark Schachter	Director	2021	43	2024
Ivo Andrés Sarjanovic	Director	2021	57	2024
Ana Cristina Russo	Director	2022	56	2025
Plínio Musetti, Alan Leland Boyce, Guillaume van der Linden, Mark Schachter, Andrés Velasco Brañes, Daniel González , Ivo Andrés Sarjanovic and Ana Cristina Russo qualify as independent directors in accordance with NYSE standards.
A description of the main tasks currently performed by each director as well as a description of each director’s employment history and education follows:
Plínio Musetti. Mr. Musetti has been a member of the Company’s Board of Directors since 2011 and an observer since 2010. Mr. Musetti is a Managing Partner of Janos Holding, where he is responsible for long-term equity investments of family offices in Brazil, since June 2010. Previously, he was a partner at Pragma Gestão de Patrimonio. From 2008 to 2009, Mr. Musetti served as the Chief Executive Officer of Satipel Industrial S.A., leading the company’s initial public offering process and aiding its expansion plan and merger with Duratex S.A. From 2002 to 2008, Mr. Musetti served as a partner at JP Morgan Partners and Chief Executive Officer of Vitopel S.A. (JP Morgan Partners’ portfolio company), where he led its private equity investment department for Latin America. Mr. Musetti has also served as a Director of Diagnósticos de America S.A. from 2002 to 2009. From 1992 to 2002, Mr. Musetti served as the Chief Executive Officer of Elevadores Atlas, during which time he led the company’s operational restructuring, initial public offering process and the sale to the Schindler Group. In addition, Mr. Musetti currently serves as a Board member of Raia Drogasil S.A. and HAPVIDA. Mr. Musetti holds a degree in Civil Engineering and Business Administration from Mackenzie University and attended the Program for Management Development at Harvard Business School in 1989. Mr. Musetti is a Brazilian citizen.

Mariano Bosch. Mr. Bosch is a co-founder of Adecoagro and has been the Chief Executive Officer and a member of the Company’s Board of Directors since its inception in 2002. From 1995 to 2002, Mr. Bosch served as the founder and Chief Executive Officer of BLS Agribusiness, an agricultural consulting, technical management, and administration company. Mr. Bosch has over 25 years of experience in agribusiness development. He is involved in business organizations such as IDEA, AEA, YPO, AACREA, FPC and AAPRESID. In 2018, he received a Konex award. and in 2019, he received the Businessman of the Year Award by Endeavor. He holds a degree in Agricultural Engineering from the University of Buenos Aires. In 2018, he received a Konex award and in 2019, the Businessman of the Year Award, by Endeavor. Mr. Bosch is an Argentine citizen.

Alan Leland Boyce. Mr. Boyce has been a member of the Company’s Board of Directors since 2011. Mr. Boyce is Chairman of Materra LLC, a California-based farmland owner and operator with 15,000 acres of farmland where they grow pistachios, dates, citrus and organic vegetables. Since 1985, Mr. Boyce has served as the Chief Financial Officer of Boyce Land Co. Inc., a farmland management company that runs 10 farmland limited partnerships in the United States. Mr. Boyce is also the co-founder and CEO of Westlands Solar Farms, the only farmer-owned utility scale solarPV developer in California and recently co-founded Prairie Harvest, which is developing hemp processing technologies to efficiently separate CBD in the field. Mr. Boyce formerly served as the director of special situations at Soros Fund Management from 1999 to 2007, where he managed an asset portfolio of the Quantum Fund and had principal operational responsibilities for the fund’s investments in South America. Mr. Boyce also served as managing director at the Community Reinvestment Act at Bankers Trust from 1986 to 1999 where he was in charge of fixed-income arbitrage proprietary trading, the bank’s mortgage portfolio and compliance. In addition, Mr Boyce was senior managing director for investment strategy at Countrywide Financial from 2007 to 2008, and worked at the U.S. Federal Reserve Board from 1982 to 1984. He holds a degree in Economics from Pomona College, and has a Master’s in Business Administration from Stanford University. Mr. Boyce is an American citizen.

 Andres Velasco Brañes. Mr. Velasco has been a member of the Company’s Board of Directors since 2011. Mr. Velasco was the Minister of Finance of Chile between March 2006 and March 2010, and was also the president of the Latin American and Caribbean Economic Association from 2005 to 2007. Prior working for the government, Mr. Velasco was Sumitomo-FASID Professor of International Finance and Development at the Harvard Kennedy School, an appointment he had held since 2000. From 1993 to 2000, he was Assistant and then Associate Professor of Economics and the director of the Center for Latin American and Caribbean Studies at New York University. From 1988 to 1989, he was Assistant Professor at Columbia University. Currently Mr. Velasco serves as Dean of the School of Public Policy at the London School of Economics. Mr. Velasco holds a Ph.D. in economics from Columbia University and was a postdoctoral fellow in political economy at Harvard University and the Massachusetts Institute of Technology. He also received an B.A. in economics and philosophy and an M.A. in international relations from Yale University. Mr. Velasco is a Chilean citizen.

Daniel C. Gonzalez. Mr. Gonzalez has been a member of the Company’s Board of Directors since 2014. He served for 14 years at the investment banking division of Merrill Lynch & Co in Buenos Aires and New York, where he held the positions of Head of Mergers and Acquisitions for Latin America and President for the Southern Cone (Argentina, Chile, Peru and Uruguay), among others. While at Merrill Lynch, Mr. Gonzalez played a leading role in several of the most important investment banking transactions in the region and was an active member of the firm’s global fairness opinion committee. He remained as a consultant to Bank of America Merrill Lynch after his departure. Previously, Mr. Gonzalez was Head of Financial Planning and Investor Relations at Transportadora de Gas del Sur SA. In addition, Mr. Gonzalez was the Chief Executive Officer of YPF Sociedad Anónima, Argentina’s largest corporation, from 2018 to 2020, where he previously served as Chief Financial Officer from 2012 to 2018. Mr. Gonzalez is currently the Executive Director of IDEA (Instituto para el Desarrollo Empresarial Argentino), a not-for-profit business council in Argentina. Mr. González is an Argentine citizen. Mr. Gonzalez holds a degree in Business Administration from the Argentine Catholic University.

Guillaume van der Linden. Mr. van der Linden has been a member of the Company’s Board of Directors since 2011. Since 2007, Mr. van der Linden has also been a Senior Investment Manager at PGGM Vermogensbeheer B.V., where he is responsible for investments in emerging market debt. Previously, from 1993 to 2007, Mr. van der Linden worked for ING Bank in various roles, including in the risk management and derivatives trading department. From 1988 to 1993, Mr. van der Linden was employed as a management consultant by KPMG. From 1985 to 1988, he was a corporate finance analyst for Bank Mees & Hope. Mr. van der Linden holds Master’s degrees in Economics from Erasmus University Rotterdam and Business Administration from the University of Rochester. Mr. van der Linden is a Dutch citizen.

Mark Schachter. Mr. Schachter has been a member of the Company’s Board of Directors since 2011. Mr. Schachter has also been a Managing Director at Atalaya Capital Management since 2022, where he is responsible for corporate debt and equity investments. Previously, he was the Managing Partner of Elm Park Capital Management since 2010. From 2004 to 2010, he was a Portfolio Manager at HBK Capital Management, where he was responsible for the firm’s North American private credit activities. His responsibilities included corporate credit investments with a primary focus on middle-market lending and other special situation investment opportunities. From 2003 to 2004, Mr. Schachter worked for American Capital, a middle-market private equity and mezzanine firm. Previously, he worked in the investment banking division of Credit Suisse Group from 2001 to 2003. Mr. Schachter holds a degree in Business Administration from the Ivey Business School at the University of Western Ontario and completed the Program for Leadership Development at Harvard Business School. Mr. Schachter is a Canadian citizen and has permanent American residence.

Ivo Andrés Sarjanovic. Mr. Sarjanovic has been a member of the Company’s Board of Directors since 2018. Mr. Sarjanovic is also currently serving as non-executive Board member of Sucafina S.A. Further, Mr. Sarjanovic is a and lecturer at the University of Geneva’s Master in Commodities program and Universidad Di Tella’s Master of Finances program. Mr. Sarjanovic served as the Chief Executive Officer of Alvean until 2017, during which time he led the company to become the biggest sugar trader in the world. Previously, Mr. Sarjanovic served for more than 25 years at Cargill International, where he commenced his career as trader in the Grain and Oilseeds business. From 2011 to 2014 Mr. Sarjanovic held the position of Vice-president and World Manager of Cargill Sugar Operations, playing a leading role in the radical transformation of the organization that led to the strategic decision to spin-off the sugar business of Cargill in 2014, creating Alvean Sugar SL, a joint venture with Copersucar, Brazil. Between 2007 and 2011, he was also the Africa and Middle East General Manager of Agriculture at Cargill. While in Cargill he also held the position of Vice-president and Global Trading Manager of Oilseeds in Geneva between 2000 and 2011, coordinating worldwide trading and crushing activities. Mr. Sarjanovic holds a B.A. in Economic Sciences, with a major in Accounting, from the National University of Rosario, Argentina and a Master’s in Economics from Universidad Francisco Marroquin, in Spain. Additionally, he completed executive studies at IMD in Lausanne, Oxford University and Harvard Business School. Mr. Sarjanovic is an Argentine, Italian and Swiss citizen.

Ana Cristina Russo. Ms. Russo has been a member of the Company’s Board of Directors since 2022. Ms. Russo also serves as the Chief Financial Officer of Patria Investments since 2022, the leading alternative investment firm focused on LATAM. Since 1996, Mrs. Russo also built a highly successful career within the Philip Morris group, where she has served as

Treasurer, Comptroller, Director Financial Planning Easter Europe, Middle East & Africa, Finance Director Central America and Brasil, Chief Financial Officer for Latin America & Canada and Chief Corporate Auditor for different subsidiaries. Since 2017, she has also served as a Managing Director for Central America, Dominican Republic and the Caribbean within the group, being responsible for this cluster and having direct presence in nine countries and indirect presence in other 24 countries. In 1996, a Mrs. Russo joined Kraft’s financial planning and analysis unit. Before then, in 1994, she joined Remy Cointreau, where she was the Chief Financial Officer for Brazil early in her career, being responsible for the finance, HR, IT, legal, and export/import departments. Previously, in 1989, Mrs. Russo worked for Unilever as a trainee directly with brand and category managers, supporting them on the definition of strategic plans, marketing and sales programs. Mrs. Russo holds a degree in Business Administration from Fundação Getúlio Vargas, São Paulo, Brazil. Mrs. Russo is a Brazilian and Italian citizen.
Executive Officers
The following table shows certain information with respect to our senior management as of the date of this annual report:

Name	Position	Year Designated	Age
Mariano Bosch	Chief Executive Officer & Co-founder	2002	52
Emilio F. Gnecco (*)	Chief Financial Officer	2023	46
Renato Junqueira Santos Pereira	Director of Sugar and Ethanol Operations	2014	45
Mario José Ramón Imbrosciano	Director of Business Development	2003	52
Leonardo Berridi	Country Manager for Brazil	2004	62
Ezequiel Garbers	Country Manager for ARG/URU & Co-founder	2004	55
(*) Appointed Chief Financial Officer of the Company on February 8, 2023, succeeding Mr. Carlos Alberto Boero Hughes.
Mariano Bosch. See “—Board of Directors.”

Emilio Federico Gnecco. Mr. Gnecco was appointed Chief Financial Officer for all operations in Argentina, Brazil and Uruguay on February 8, 2023, and has been a member of Company’s senior management since 2005. As our Chief Financial Officer, he is responsible of overseeing the finance and administrative departments of the Company. Before he became our Chief Financial Officer, he had been the Chief Legal Officer of the Company since its inception in 2002. As a Chief Legal Officer, he was responsible for all corporate and compliance matters, mergers and acquisitions and financing structures. Before joining us, he specialized in project financing, structured finance, corporate financing, private equity, joint ventures, mergers and acquisitions and corporate law and business contracts at Marval, O’Farrell & Mairal. Prior to that, he worked at the National Civil Court of Appeals of the City of Buenos Aires for four years. Mr. Gnecco holds a Law degree from the University of Buenos Aires, where he graduated with honors.

Renato Junqueira Santos Pereira. Renato Junqueira Santos Pereira is the VP of the Sugar, Ethanol and Energy business of the Company and has been a member of the senior management team since 2014. He joined the Company in 2010, as the Operations Manager for our Sugar, Ethanol and Energy business and has vast experience in the Brazilian sugarcane industry. Before joining Adecoagro, he served as the Chief Financial Officer of Moema Group, one of the largest sugarcane clusters in Brazil. His main responsibilities at Moema included designing an optimal capital structure to finance the construction of five greenfield mills, preparing the company for an IPO and coordinating the mergers & acquisitions process, which culminated in a $1.5 billion dollar sale to Bunge Ltda. Previously, Mr. Pereira was a Mill Director and Agricultural Manager at Moema’s mills. He holds a degree in Agricultural Engineer from Universidade de Sao Paulo and a Master’s in Business Administration from the University of California, Davis.

Mario José Ramón Imbrosciano. Mr. Imbrosciano is the head of our Business Development Department for all operations in Argentina, Brazil and Uruguay. He oversees all new business initiatives and has been a member of the Company’s senior management since 2003. He has over 27 years of experience in farm management and agriculture production. Prior to joining the Company, Mr. Imbrosciano was the Chief Operating Officer of Beraza Hnos. S.C., a farming company that owns farms in the humid pampas region of Argentina. He was in charge of the production, commercialization and logistics of a 60,000 hectare operation. Mr. Imbrosciano has also worked as a private consultant for various clients. Mr. Imbrosciano holds a degree in Agricultural Production Engineering from the Argentine Catholic University and holds a Master’s in Business Administration from the Instituto de Altos Estudios of the Universidad Austral.

Leonardo Raúl Berridi. Mr. Berridi is our VP of Business Development. He had been the Company’s Country Manager for Brazil since the beginning of its operations in Brazil and a member of our senior management since 2004. Mr. Berridi has over 37 years of international experience in agricultural businesses. Prior to joining us, Mr. Berridi was Vice President of Pago Viejo S.A., a company dedicated to agriculture production and dairy farming in Argentina. He also worked for Trans-Continental Tobacco Corporation as Chief Operating Officer and Exportadora de Productos Agrarios S.A., a

company dedicated to producing, processing and exporting tobacco in northern Argentina. In addition, we worked for World Wide Tobacco España S.A. in the Caceres and Zamora provinces of Spain. Mr. Berridi holds a degree in Forestry Engineering from the Universidad Nacional de La Plata.

Ezequiel Garbers. Mr. Garbers is our Country Manager for Argentina and Uruguay. He is a co-founder and a member of the Company’s senior management. He coordinates all of our production and human resource development activities in Argentina and Uruguay. Mr. Garbers has over 20 years of experience in integrated agroindustrial chains. Prior to joining the Company, he was the Chief Operating Officer of an agricultural consulting and investment company he co-founded, where he developed crop-production, cattle and dairy business projects both in Argentina and abroad. Mr. Garbers holds a degree in Agronomic Engineering from the University of Buenos Aires and a Master’s in Business Administration from the Instituto de Altos Estudios of the Austral University.
Our managers supervise our day-to-day operations so as to ensure that all of our general strategic objectives are carried out, and they report to our Board of Directors.

B.COMPENSATION
Compensation of Directors and Executive Officers
The compensation of the Company’s directors is approved annually at the ordinary general shareholders’ meeting. In 2022, the aggregate compensation earned by our directors amounted to total of 75,904 restricted stock shares and $500 thousand in cash. These figures do not include Mr. Mariano Bosch’s compensation in cash nor in restricted shares, which he declined. In 2023, the aggregate compensation approved to be earned by our directors amounted to a total of 49,080 restricted stock shares and $500 thousand in cash. These figures do not include Mr. Mariano Bosch’s compensation in cash nor in restricted shares, which he declined.
The aggregate compensation package of our executive officers for year 2022 amounted to $886,000 in cash and 187,972 restricted shares granted to our senior management. These grants were made under the Adecoagro Restricted Share and Restricted Stock Unit Plan, as amended. See “—E. Share Ownership—Share Options and Restricted Share and Restricted Stock Unit Plan.” Annual cash bonuses are designed to incentivize our named executive officers at a variable level of compensation based on the Company’s financial and operating performance and each executive’s individual performance. Annual executive cash bonuses and stock unit awards are based on seniority and individual executive performance. 80% of variable performance is related to achievement of financial targets consisting of Adjusted EBITDA, Adjusted Net Income, Adjusted Net Cash Flow from Operations, Adjusted Free Cash Flow and Return on Invested Capital. The remaining 20% is based on the long term share value, associated with the quote of AGRO’s share. Actual bonus amounts are determined shortly after fiscal year end. Our Chief Executive Officer presents the final calculation of the annual cash bonuses for our named executives to the Compensation Committee of the Board of Directors. The Compensation Committee then reviews and determines the amount payable.
We do not pay or set aside any amounts for pension, retirement or other similar benefits for our officers and directors.
C.BOARD PRACTICES
Pursuant to our articles of incorporation, the Board of Directors must be composed of between three and 11 members. The number of directors is determined and the directors are appointed at the general meeting of shareholders (except in case of a vacancy in the office of a director because of death, retirement, resignation, dismissal, removal or otherwise, the remaining directors may fill such vacancy and appoint a successor in accordance with applicable Luxembourg law).
Currently, the Board of Directors has 11 members. The directors are appointed by the general meeting of shareholders for a period of up to three years; provided, however, the directors shall be elected on a staggered basis, with one-third of the directors being elected each year and provided further that such three-year term may be exceeded by a period up to the annual general meeting held following the third anniversary of the appointment. Directors may be removed with or without cause (ad nutum) by the general meeting of shareholders by a simple majority of votes cast at a general meeting of shareholders. The directors are eligible for re-election indefinitely.
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

Audit Committee
The Company’s articles of incorporation provide that the Board of Directors may set up an audit committee. The Board of Directors has set up an Audit Committee comprised of independent directors and has appointed Mr. Andrés Velasco Brañes (Chairman), Mr. Mark Schachter and Mrs. Ana Cristina Russo as members of its audit committee, pursuant to board resolutions dated May 5, 2022.
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
In addition, the charter of the audit committee sets forth, among others, the audit committee’s purpose and responsibilities.
The committee meets at least four times a year and as often as deemed necessary or appropriate in its judgment. During year 2022, the Audit Committee held meetings on March 4 and 10, May 4 and 9, August 3 and 5 and November 2 and 4.
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
The committee meets at least once a year and as needed on the initiative of the Chief Executive Officer or at the request of one of its members. The members of the Compensation Committee, appointed pursuant to board resolutions dated May 19, 2019, are Mr. Daniel González (Chairman), Mr. Guillaume van der Linden, and Mr. Plínio Musetti.

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
The committee meets at least four times a year and as often as deemed necessary or appropriate in its judgment. The members of the Risk Committee appointed by the board meeting held on May 5, 2022 are Mr. Ivo Andrés Sarjanovic (Chairman), Mr. Mark Schachter and Mrs. Ana Cristina Russo.
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
The committee meets at least four times a year and as often as deemed necessary or appropriate in its judgment. The members of Strategy Committee appointed by the board meetings held on May 5, 2022 are Mr. Plínio Musetti (Chairman), Mr. Alan Leland Boyce, Mr. Daniel Gonzalez and Mr. Ivo Andrés Sarjanovic.
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

The committee meets at least four times a year and as often as deemed necessary or appropriate in its judgment. The members of ESG Committee appointed by the board meetings held on May 5, 2022 are Mr. Guillaume van der Linden (Chairman), Mr. Alan Leland Boyce and Mr. Andres Velasco.

D.EMPLOYEES
Employees
As of December 31, 2022, we had 9,776 employees, 91% of whom were unionized. In addition, approximately 9% of our workforce is comprised of temporary workers. We strive to comply with all labor laws. Historically, we have had a positive relationship with labor unions.
The following table sets forth our number of employees by each of our business segments:

	As of December 31,
	2022	2021	2020
Farming and Land Transformation	2,441	2,156	1,794
Sugar, Ethanol and Energy	6,229	5,930	6,093
Administrative	1,106	1,018	829
Total	9,776	9,104	8,716
The following table sets forth our number of employees by each country where we operate:

	As of December 31,
	2022	2021	2020
Argentina	2,697	2,488	2,079
Brazil	6,914	23	16
Uruguay	165	6,593	6,621
Total	9,776	9,104	8,716
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
E.SHARE OWNERSHIP
Share Ownership
The total number of shares of the Company beneficially owned by our directors, executive officers and employees as a group, as of the date of this annual report, was 6,988,112, which represents 6.5% of the total shares of the company. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” for information regarding share ownership by our directors and executive officers.
Share Options and Restricted Share and Restricted Stock Unit Plan
Adecoagro/IFH 2004 Stock Incentive Option Plan
The Company maintains the Adecoagro/IFH 2004 Incentive Option Plan (formerly, the International Farmland Holdings, LLC 2004 Incentive Option Plan, and referred to herein as the “2004 Plan”). Initially, the 2004 Plan provided for the grant of options to purchase ordinary units of IFH. In connection with the Reorganization, the Option Plans were amended and restated to provide for the grant of options to purchase ordinary shares of the Company, and all then-outstanding options to purchase IFH ordinary units were converted into options to purchase the Company’s ordinary shares.
The number of ordinary shares reserved and available for issuance under the 2004 Plan are 1,634,220, respectively. Shares subject to awards that become forfeited, cancelled, expired, withheld upon exercise, reacquired by the Company prior to vesting or otherwise terminated will again be available for future awards under the Option Plans.
Administration and Eligibility
The Option Plans are administered by the Compensation Committee of the Company’s Board of Directors (the “Committee”). The Committee has general authority to, among others, select individuals for participation, determine the time and amount of grants, and interpret the plans and awards. The Committee determines the vesting requirements of the awards. The Option Plans require that the exercise price of any future grants shall be no less than the greater of the fair market value of our ordinary shares on the date of grant and the par value per ordinary share.
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
On March 11, 2022 and March 7, 2023, the Plan was again amended by the Board of Directors to increase the number of common shares available for issuance with respect to which awards may be made by 1,406,565 and 543,800 common shares, respectively. Currently, the maximum number of common shares with respect to which awards may be made under the Plan is equal to 8,659,295 common shares inclusive of such Shares that are subject to outstanding grants of awards. To the extent any award under the Plan is canceled, expired, forfeited, surrendered settled in cash, or otherwise terminated without delivery of shares the shares retained by or returned to the Company will again be available for future awards under the Plan. The shares available for issuance as well as outstanding awards under the Plan are subject to adjustment in the event of a reorganization, stock split, merger or similar change. Under the Plan, as of the date of this annual report, 8,142,275 ordinary shares had been issued to directors, senior management and employees.
Administration and Eligibility
The Plan is administered by the Talent Management & Compensation Committee. This Committee has general authority to grant awards, determine the recipients of awards and prescribe the terms of awards, as well as authority to interpret and apply the terms of the Plan and individual awards. The Committee determines the amount and the vesting requirements of the awards.
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
Item 7.    Major Shareholders and Related Party Transactions
A.MAJOR SHAREHOLDERS
The following table sets forth the beneficial ownership of our shares for each person known to us to own beneficially at least 5% of our common shares and our directors and executive officers, based on the information most recently available to the Company, as of April 21, 2023.
As of April 21, 2023, we had 107,642,805 outstanding shares. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days from April 21, 2023, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Number	Percent
Principal Shareholders:
Al Gharrafa Investment Company (1)	15,983,265	14.8%
Stichting Pensioenfonds Zorg en Welzijn (2)	15,381,385	14.3%
Route One Investment LP (3)	13,116,844	12.2%
EMS Capital LP (4)	11,883,961	11.0%
Grantham Mayo Van Otterloo & Co LL (5)	5,831,072	5.4%
Directors, Executive Officers and Company's employees as a Group*	6,988,112	6.5%
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
(2)The address of Stichting Pensioenfonds Zorg en Welzijn is P.O. BOX 4001 NL-3700 KA Zeist The Netherlands.

(3)The address of Route One Investment LP is 1 Letterman Drive, Building D, Suite 200, San Francisco, CA 94129, United States.
(4)The address of EMS Capital LP is 767 Fifth Avenue 46th floor, New York, NY 10153.
(5)The address of Grantham Mayo Van Otterloo & Co LL is 40 Rowes Wharf, Boston, MA 02110.
As of April 21, 2023, 54,354,162 shares were held by United States record holders, representing 50.5% of our outstanding common shares.
B.RELATED PARTY TRANSACTIONS
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

Item 8.    Financial Information
A.CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION.
See "Item 18. Financial Statements" and pages F-1 through F-89 for our Consolidated Financial Statements.
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
In Argentina and Brazil we are engaged in several legal proceedings, including tax, social security, labor, civil, environmental, administrative and other proceedings, for which we have established provisions in an aggregate amount of $3 million as of December 31, 2022. In addition, there are currently certain legal proceedings pending in which we are involved for which we have not established provisions. In the opinion of our management, the ultimate disposition of any threatened or pending matters, either individually or on a combined basis, will not have a material adverse effect on our combined financial condition, liquidity, or results of operations other than as described below.
The Brazilian government filed a tax enforcement action against UMA to demand excise taxes (IPI), or a federal value-added tax on industrial products, in the amount of approximately $3.7 million. We have obtained a favorable initial decision from the lower court, which accepted our argument on procedural grounds based on the Brazilian government’s loss of its procedural right to demand the IPI debts. Currently, the case is under review by an appellate court following the appeal filed by the Brazilian government. We have not made any provision for this claim based on legal counsel’s view that the risk of an unfavorable decision in this matter is remote. If this proceeding is decided adversely to us, our results of operations and financial condition may be materially adversely affected.

José Valter Laurindo de Castilhos, Companhia Rio de Janeiro Agropecuária Ltda. and other former owners of the Rio de Janeiro and Conquista Farms have filed suit against us for the payment of a supplementary amount of $12 million (approximately $48.5 million in updated value), as well as indemnity for moral and material damages, as a result of the alleged breach of the purchase agreement entered into by the parties. The lower court ruled in our favor, allowing us to keep possession of the Rio de Janeiro Farm. This decision has been appealed by Mr. Castilhos to the Superior Court of Justice (Superior Tribunal de Justiça). The Brazilian Superior Court of Justice dismissed the appeal. The merits of the case are pending judgment by the court of first instance. This decision can be appealed by Mr. Castilhos. We have not made any provision for this claim based on legal counsel’s view that the risk of an unfavorable decision in this matter is remote. If this proceeding is decided adversely to us, our results of operations and financial condition may be materially adversely affected.
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
On November 9, 2021, the Board of Directors approved the implementation of a distribution policy as of 2022 (the “Distribution Policy”) to distribute annually a minimum of 40% of the Adjusted Free Cash from Operations generated during the previous year, subject to the conditions set forth by Luxembourg law. The Distribution Policy consists of a cash dividend distribution in a minimum amount of US$30 million per year, and share repurchases under the existing program from time to time as deemed appropriate. Subject to the conditions set forth by Luxembourg law and notably subject to the Company having sufficient distributable reserves, any dividend distribution will be resolved upon either by the general meeting of the shareholders of the Company or the Board of Directors (through a declaration of advances on dividends). Subject to the decision of the general meeting of the shareholders of the Company or the Board of Directors, dividend payments will be made twice a year, in or around May and November of each year.
On March 7, 2023 the Board of Directors proposed to the general meeting of the shareholders of the Company to declare a dividend of an amount of $35 million to be paid to the outstanding shares and out of the share premium account of the Company in two installments of $17.5 million each (in May 2023 and November 2023) and to delegate power to the Board of Directors to determine the record dates and the payment dates therefor.
On April 19, 2023 the annual general meeting of the shareholders of the Company declared a dividend in the amount of $35 million, to be distributed out of the share premium account of the Company in two installments (in May 2023 and November 2023) of $17.5 million to the holders of outstanding shares issued by the Company, and to delegate power to the Board of Directors to determine the record dates and the payment dates therefor. On April 19, 2023, the Board of Directors resolved that the record and payment dates for the payment of first installment will be May 2, 2023 and May 17, 2023, respectively, and that the record and payment dates for the payment of the second installment will be November 2, 2023 and November 17, 2023, respectively.
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
Item 9.    The Offer and Listing
A.OFFER AND LISTING DETAILS
Our common shares have been listed on the NYSE under the symbol “AGRO” since January 28, 2011. As of the date of this report, our issued share capital amounts to $167.1 million, represented by 111,381,815 shares (of which 3,739,010 were treasury shares) with a nominal value of $1.50 each. All issued shares are fully paid up.

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

On March 27, 2015, Adecoagro commenced a series of transactions for the purpose of transferring the domicile of Adecoagro LP to Luxembourg. In connection with the Adecoagro LP redomiciliation, Adecoagro merged IFH into Adecoagro LP with Adecoagro LP as the surviving entity and Adecoagro GP S.à r.l., a société à responsabilité limitée organized under the laws of Luxembourg, became the general partner of Adecoagro LP on April 1, 2015. Also on April 1, 2015, Adecoagro completed the redomiciliation of Adecoagro LP (Delaware) out of Delaware to Luxembourg and Adecoagro LP, without dissolution or liquidation, continued its corporate existence as Adecoagro LP S.C.S., a société en commandite simple organized under Luxembourg law, effective April 2, 2015. For a detailed description of the Adecoagro LP redomiciliation please see “Item 4. Information on the Company—A. History and Development of the Company—History. Since that date the affairs of Adecoagro LP S.C.S. have been governed by its articles of association and Luxembourg law.
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

Share Capital
On April 20, 2022, the extraordinary general meeting of the shareholders of the Company resolved to reduce the issued share capital of the Company by a nominal amount of $16.5 million by the cancellation of 11,000,000 shares with a nominal value of $1.50 each held in treasury by the Company so that, since April 20, 2022, our issued share capital amounts to $ 167,072,722.50, represented by 111,381,815 shares in issue (of which 285,043 are treasury shares) with a nominal value of $1.50 each.
As of December 31, 2022, our issued share capital amounted to $167,072,722.50, represented by 111,381,815 shares in issue (of which 2,183,965 were treasury shares) with a nominal value of $1.50 each. All issued shares are fully paid up. Consequently, there were 109,197,850 common shares outstanding.
We have an authorized share capital of $220,287,267, including the issued share capital as of December 31, 2022 of $167,072,722.50, and are authorized to issue up to 146,858,178 shares of a nominal value of $1.50 each out of such authorized share capital. Our authorized unissued share capital as of December 31, 2022 is $53,214,544.50.
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
Under Luxembourg law, existing shareholders benefit from a preemptive subscription right on the issuance of shares for cash consideration (which may however be waived).
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
We have currently an authorized unissued share capital of $220,287,267, including the issued share capital as of April 20, 2022 of $167,072,722.50, and are authorized to issue up to 146,858,178 shares of a nominal value of $1.50 each (taking into account currently issued shares) out of such authorized share capital. As of April 20, 2022 the authorized unissued share capital was $53,214,544.50. Our Board has been authorized to issue shares within the limits of the authorized share capital at such times and on such terms as the board or its delegates may decide for a period ending on April 15, 2025 (unless it is extended, amended or renewed and we currently intend to seek renewals and/or extensions as required from time to time).
On April 15, 2020 the extraordinary general meeting of shareholders adjusted the authorized share capital to $220,287,267 represented by 146,858,178 shares of a nominal value of $1.50 each (which includes the issued share capital) and extended the validity period for five more years; until April 15, 2025. The extraordinary general meeting of shareholders also resolved that the board may issue shares up to the total number of authorized unissued shares until the latter date against contributions in cash or by way of incorporation of available reserves at such times and on such terms and conditions, including the issue price, as the Board of Directors or its delegate(s) may in its or their discretion resolve while reserving a preemptive subscription right to existing shareholders for any issue of shares.
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
Repurchase of Shares
We cannot subscribe for our own shares.
We may, however, repurchase issued shares or have another person repurchase issued shares for our account, subject in particular to the following conditions except in limited circumstances set forth by law)

•the prior authorization of the general meeting of shareholders (at the quorum and majority for ordinary resolutions), which authorization sets forth the terms and conditions of the proposed repurchase and in particular the maximum number of shares to be repurchased, the duration of the period for which the authorization is given (which may not exceed five years) and, in the case of repurchase for consideration, the minimum and maximum consideration per share, must have been obtained;
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
A share repurchase program was approved by the Board of Directors of the Company on September 12, 2013 to acquire up to 5% of the total outstanding share capital of the Company to be held as treasury shares (the “Share Repurchase Program”). The Share Repurchase Program was implemented in compliance with the authorization granted by the general meeting of shareholders of the Company, any applicable law, rules or regulations described above and the following limits approved by the Board of Directors of the Company. The Share Repurchase Program was approved for a period of 12 months from September 23, 2014 (the date of its announcement) or until reaching the maximum number of shares authorized under the Share Repurchase Program, whichever occurs first. In April 4, 2017, the Board of Directors amended the Share Repurchase Program to include repurchases under Open Market Transactions, in reliance on the “safe harbor” from liability for manipulation provided by Rule 10b-18 of the Securities Exchange Act of 1934 (the “Securities Exchange Act”) and in privately negotiated transactions. The Share Repurchase Program was renewed by decision of the Board of Directors on August 9, 2022 for an additional period of 12 months, ending on September 23, 2023 or until reaching the maximum number of shares authorized under the Program, whichever occurs first.
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
Our Board of Directors may determine a date preceding a general meeting as the record date for admission to such general meeting. When convening a general meeting of shareholders, we will publish the convening notice (which must be published at least 15 days before the meeting) in the Recueil Électronique des Sociétés et Associations, and in a Luxembourg newspaper and in the case the shares of the Company are listed on a regulated market, in accordance with the publicity requirements of such regulated market applicable to the Company. If all of the shareholders are present or represented at a general meeting of shareholders, the general meeting may be held without prior notice or publication. These convening notices must contain the agenda of the meeting and set out the conditions for attendance and representation at the meeting.
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
Information Rights
Luxembourg law gives shareholders limited rights to inspect certain corporate records eight calendar days prior to the date of the annual general meeting of shareholders, including the annual accounts with the list of directors and auditors, the notes to the annual accounts and the consolidated accounts, a list of shareholders whose shares are not fully paid-up, the management reports, the auditor’s report and in case of amendments to the articles, the text of the proposed amendments and the draft of the resulting consolidated articles.
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
Board of Directors
The management of Adecoagro is vested in a Board of Directors. Our articles of incorporation provide that the board must comprise at least three members and no more than 11 members. The number of directors is determined and the directors are appointed at the general meeting of shareholders (except in case of a vacancy in the office of a director because of death, retirement, resignation, dismissal, removal or otherwise, the remaining directors may fill such vacancy and appoint a successor in accordance with applicable Luxembourg law).
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
Currently our board has nine members (see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Board of Directors”). The board meets as often as required by our interests.
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
No indemnification shall be provided to any Director or officer against any liability to us or our shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office. No indemnification will be provided in the event of a settlement (unless approved by a court of competent jurisdiction or the board), nor will indemnification be provided in proceedings in which that director or officer has been finally adjudicated to have acted in bad faith and not in the interest of the Company.
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
C.MATERIAL CONTRACTS
See “Item 4. Information on the Company—B. Business Overview—Material Agreements.”

D.EXCHANGE CONTROLS

On March 28, 1991, Law No. 23,928 (“Ley de Convertibilidad” or the “Convertibility Law”), established a fixed exchange rate of Argentine Peso (“Peso”) 1 per US$ In December 2001, Argentina experienced a period of severe political, economic, and social crisis, and on January 6, 2002, the Argentine Congress enacted Law No. 25,561 (“Ley de Emergencia Pública” or the “Public Emergency Law”) after more than ten years of fixed Peso - US$ parity. After devaluating the Peso and setting the official exchange rate at Peso 1.40 per US$, on February 11, 2002, the Argentine government allowed the Peso to float. The shortage of U.S. dollars and their heightened demand caused the Peso to further devaluate significantly in the first half of 2002, reaching its lowest valuation on June 25, 2002, when the exchange rate was at Pesos 3.90 per US$. Due to the deterioration of the economic and financial situation in Argentina during 2001 and 2002, in addition to the abandonment of the Peso - US$ parity, the Argentine government established several monetary and currency exchange control measures, including a partial freeze on bank deposits, the suspension of the payments of its sovereign foreign debt, restrictions on the transfer of funds out of, or into, Argentina, and the creation of the Single Free Foreign Exchange Market (“Mercado Único y Libre de Cambios,” which now is called “Mercado Libre de Cambios”) through which FX Market all purchases and sales of foreign currency must be made. Although since 2003 these restrictions were progressively eased to some extent, as a consequence of the increase in the demand in Argentina for U.S. dollars and the capital flow out of Argentina, the Argentine government imposed during 2011 some additional restrictions on the transfer of funds from Argentina and reduced the time required to comply with the mandatory transfer of funds into Argentina. Most foreign exchange restrictions and the restrictions on the transfer of funds into and out of Argentina that had been enacted since 2011, were lifted by Macri’s administration in December 2015, reestablishing Argentine residents’ rights to purchase and remit outside of Argentina's foreign currency with no maximum amount and without specific allocation or prior approval.

Due to the foreign exchange crisis that occurred in Argentina after the primary elections in August 2019, on September 1, 2019, by means of Executive Decree No. 609/2019 (“Decreto de Control de Exportaciones” or the “Export Controls Decree”), the Argentine national government reinstated foreign exchange controls. As the regulatory authority in charge of administering the FX Market, on the same date, the BCRA issued Communication “A” 6770, through which it established, inter alia, the cases in which prior BCRA approval is required for the purchase of foreign currency in the FX Market and its transfer abroad. See “Risk Factors—Risks Related to the Countries in Which We Operate—Economic and political conditions in the countries in which we operate, and the perception of these conditions in international markets, may adversely impact our business, our access to the capital and debt markets, our results of operations and financial condition.”

Since the issuance of the Export Controls Decree, the BCRA has periodically issued several regulations to regulate the inflow and outflow of funds through the FX Market, which are all unified under the consolidated text of foreign exchange available at the BCRA’s website: http://www.bcra.gob.ar/Pdfs/Texord/t-excbio.pdf. The most recent and comprehensive communications issued by the BCRA are Communications “A” 6844, 7272, 7422 and 7516.

Current foreign exchange controls in Argentina affects the ability of both Argentine and non-Argentine residents to access the FX Market at the so-called official exchange rate to acquire and/or transfer foreign currency to and from Argentina. They affect all industries and cover a wide variety of matters, including, among others, trading activities, imports and exports of goods and services, financial indebtedness, payment of profits and dividends, and repatriation of investments of non-Argentine residents.

Main Features of the Argentine Foreign Exchange Controls Affecting Our Activities and Transactions

Exports of Goods

Proceeds from exports of goods (the countervalue (‘contravalor’) in foreign currency) must be transferred to Argentina and sold for Pesos in the FX Market at the official exchange rate within a maximum term ranging from 15 to 180 calendar days depending on the goods exported and the relationship with the importer. Regardless of the applicable maximum term, upon collection of the export, the proceeds thereof must be repatriated no later than five business days from the date of collection.

Amounts collected in foreign currency for insurance claims related to the exported goods must also be repatriated and settled in Pesos in the FX Market, up to the amount of the insured exported goods.

The exporter must appoint a financial entity to track each export transaction. The obligation of repatriation and settlement of foreign currency through the FX Market corresponding to a shipping permit will be considered satisfied when the entity designated for tracking purposes certifies that repatriation and settlement has taken place.

Imports of Goods

Argentine companies currently have access to the FX Market to acquire foreign currency to make payments abroad, provided that certain requirements are met, including, the registration of the import transaction under the so-called Importation payment follow-up (Seguimiento de pagos de importaciones).

Different requirements apply to goods with customs entry registration, including, among others, that: (i) there is proof of the customs registry of the entry into the country of the goods that originated the payment to be canceled; (ii) the importer has a copy of the commercial invoice issued abroad in the name of the company who made the purchase abroad; and (iii) the documentation presented allows the importer to establish the expiration date of the foreign obligation; and goods with pending customs entry registration must comply with other requirements, including, among others: (i) the documentation allowing to determine the existence of a purchase of goods abroad; (ii) a sworn statement is submitted undertaking to demonstrate the registration of the customs entry of the goods within the term that corresponds according to the type of good to be imported; (iii) elements are provided allowing to guarantee the reasonableness of the amounts to be paid considering the importing activity of the client in recent years and/or the business plans presented by the importer; and (iv) there are no delays in the regularization of payments with pending customs entry registration made as of September 2, 2019.

Recently, the BCRA strengthened those requirements for importers that intend to access the FX Market by requesting them to obtain an approved declaration submitted in the Argentine System of Imports (“SIRA” after its acronym in Spanish) from local authorities. If the SIRA declaration is approved, the local authorities will inform the importer the term in which access to the FX Market will be granted. Such date usually ranges from 60 to 270 calendar days. Foreign exchange regulations provides for certain alternatives that would allow the Argentine importer to access the FX Market in anticipation of the date stated in the SIRA. Those alternatives may involve financing granted by a financial institution. The declaration of the SIRA will be analyzed by the AFIP, which will assess each individual situation based on information available in the AFIP’s records and the financial and economic capacity of the importer through the Economic Financial Capacity System (CEF or Sistema de Capacidad Económica Financiera). See “—Imports of services.”

Exports of Services

Generally, all foreign currency proceeds must be transferred to Argentina and sold for Pesos in the FX Market at the official exchange rate within five business days of collection.

Imports of Services

It is publicly known that Argentine companies currently have limited access to the FX Market to acquire foreign currency to make payments abroad. The most relevant restriction is likely the limitation on the payment of imports of services. Prior approval of the BCRA is required to access the FX Market for prepayments and payment of services to foreign-related parties.

As of October 13, 2022, access to the FX Market for payments of services rendered by non-residents requires the presentation of a declaration made through the System of Imports of the Argentine Republic and Payments of Services Abroad (“SIRASE” after its acronym in Spanish), as approved by the Secretary of Commerce, when access to the FX Market is requested.

The purpose of the SIRASE is to determine whether importers willing to make payments of services abroad have complied with tax obligations and are capable of carrying out certain financial transactions. Once the SIRASE declaration is submitted, the AFIP will review the information provided and confirm the importer’s compliance with tax return filings and its financial economic capacity through the CEF regime.

On April 20, 2023, through Communication “A” 7746, the BCRA modified foreign exchange regulations regarding foreign currency outflows. This amendment had a strong impact, mainly in the access to the FX Market for the payment of services rendered by non-Argentine residents. The BCRA’s prior approval must be requested to access to FX Market prior to 60 calendar days from the date of approval of the SIRASE declaration for research, legal and accounting, advertising, and engineering services, among others. Such prior approval will not be required, for example, if using own funds in foreign currency. Also, payment to related parties abroad for freight and transportation services must be made 90 calendar days after the date that the service has been rendered.

General Requirements to Access the FX Market

Pursuant to foreign exchange regulations, in order to access the FX Market for any type of payment to non-Argentine residents, Argentine residents must submit an affidavit stating, among others, that (i) all their holdings of foreign currency in Argentina are deposited at a local financial institution, and (ii) does not hold “liquid external assets” and/or Argentine deposit certificates representative of foreign companies (“Certficados de Depositos Argentinos” or “CEDEARs”) exceeding US$100,000, subject to certain exceptions. “Liquid external assets” include, among others, demand deposits in foreign financial institutions and other investments which allow for immediate liquidity in foreign currency (such as investments in foreign government securities, funds in investment accounts held abroad, crypto-assets, funds in payment service providers, etc.).

Moreover, the Argentine resident that intents to execute payments through the FX Market must also submit and affidavit confirming that they have not executed any of the following excluding transactions (the “Excluding Transactions”) from the FX Market within the previous 180 calendar days, and committing to refrain from executing them in the subsequent 180 calendar days—only regarding securities transactions executed as of April 21, 2023: (i) sale of securities in Argentina settled in foreign currency, (ii) swaps of Argentine securities for foreign assets, (iii) transfer of securities to a foreign depositary, (iv) acquisition of foreign securities in the country with settlement in Pesos, (v) acquisition of CEDEARs, (vi) acquisition of private debt securities issued in foreign jurisdictions, (vii) delivery of funds in local currency or other local assets (excluding funds in foreign currency deposited in local financial institutions) to any individual or entity receiving as consideration, either directly or indirectly, or through a related, controlled or controlling entity, external assets, crypto assets or securities deposited abroad.

Further, pursuant to Communication “A” 7746, if the aforementioned Excluding Transactions involve securities issued under local law, the applicable term of this affidavit is reduced to the previous 90 days and the commitment to refrain from executing such Excluding Transactions with securities issued under foreign law is also extended to the subsequent 90 calendar days as of the payment through the FX Market.

Further, an Argentine resident must identify its direct controllers and submit an affidavit stating whether it has delivered any funds in local currency or other liquid assets to any of its direct controllers in Argentina within the previous 180 calendar days—only regarding securities transactions executed as of April 21, 2023, except for usual transactions involving the acquisition of goods or services between Argentine residents. If so, an additional affidavit must be submitted by such direct controllers stating that they have not executed any of the Excluding Transactions mentioned above in the previous 180 calendar days, and commit to refrain from executing them in the subsequent 180 calendar days. Such 180 calendar days is reduced to 90 calendar days if the transaction involves securities issued under local law.

Foreign Financial Indebtedness

Foreign currency proceeds disbursed by non-Argentine residents as of September 1, 2019, must be transferred to Argentina and sold for Pesos in the FX Market, as a requirement for an Argentine resident not to require prior BCRA approval to access the FX Market to pay principal and interest. In addition, the transaction must have been declared under the Reporting Foreign Assets and Liabilities Regime. See “—Reporting of Foreign Assets and Liabilities Regime.”

Prepayments of principal and interests within more than three business days prior to the scheduled maturity require prior approval by the BCRA, subject to certain exceptions.

Further, prior BCRA approval is currently required to access the FX Market to pay the principal of any foreign financial indebtedness involving related parties, subject to certain exceptions. The BCRA approval has been granted and extended until December 31, 2023. However, it may be further extended in the future. Likewise, as from Communication “A” 4776, BCRA’s prior approval will be required to access the FX Market until such date, for the payment of interest on commercial debts for imports and/or financial indebtedness between related parties.

Obligations between Argentine residents in foreign currency

Access to the FX Market is restricted for the purchase of foreign currency to pay debts and other obligations between Argentine residents originated (“concertadas”) as of September 1, 2019, excluding, among others, any obligations registered in public registries or deeds prior to August 30, 2019.

Mandatory Refinancing of Certain External Debts

Pursuant to Communication “A” 7106 issued by the BCRA, as amended a supplemented, Argentine residents that hold certain external indebtedness with unrelated parties (including debt securities denominated in foreign currency and issued in

Argentina) must submit a refinancing plan to the BCRA to access the FX Market to make payments of principal due on or before December 31, 2023.

Mandatory refinancing obligations imply refinancing at least 60% of the outstanding principal of a debt with a new financing having an average term of not less than two years.

There are certain exceptions to these obligations, including, among others, monthly payments of principal that do not exceed US$2 million.

Distribution of Profits and Dividends

Access to the FX Market for the payment of dividends to non-resident shareholders is subject to prior BCRA approval, unless the following requirements are complied with:

a.Dividends must be the result of closed and audited balance sheets.

b.The total amount paid to non-resident shareholders as dividends shall not exceed the corresponding amount denominated in Pesos, as determined by the shareholders’ meeting.

c.If applicable, the Reporting of Foreign Assets and Liabilities Regime shall have been complied with.

d.The company meets all of the conditions stipulated in each case, including, among others, recording direct investment contributions settled as of January 17, 2020. In this case, (i) the total amount of transfers made through the FX Market to pay dividends to non-resident shareholders may not exceed 30% of the total value of the capital contributions made in the relevant local company that entered and settled through the FX Market as of January 17, 2020; (ii) access will only be granted after a period of not less than thirty calendar days as of the date of the settlement of the last capital contribution that is considered for determining the aforementioned 30% cap has elapsed; and (iii) evidence of the definitive capitalization of capital contributions must be provided or, if not available, evidence of filing of the process of registration of the capital contribution before the public registry shall be provided within 365 calendar days from the date of such initial filing.

In any other event, prior approval from the BCRA is required to access the FX Market to exchange foreign currency for the distribution of profits and dividends.

Exports Increase Program

Pursuant to Decree No. 576/2022, the Argentine Executive Branch created an extraordinary and transitory export increase program (‘Programa de Incremento Exportador’) (the “Export Increase Program") to strengthen the reserves of the BCRA. This program is commonly known as “Dollar Soja.” As a general rule, the countervalue of the exported goods must be brought into the country in foreign currency or must be negotiated in the FX Market. In addition, as an incentive for settlement, the program allowed exporters to make their settlements at an exchange rate of Pesos 200 per US$, instead of the official foreign exchange, which on September 4, 2022, was of Pesos 140 per US$. The deadline to settle any foreign currency obtained from exports, including pre-financing and post-financing exports from abroad and settlement advances, made through the Export Increase Program was September 30, 2022.

Through Decree No. 787/2022, the Export Increase Program was reestablished, establishing as an incentive an exchange rate of Pesos 230 per US$, with a deadline on December 30, 2022.

Finally, pursuant to Decree 194/2023, the Exports Increase Program was reinstated, establishing an exchange rate of Pesos 300 per US$ for those export transactions carried out until May 31, 2023, as an incentive, including sale transactions with a price in Pesos to be determined after the sale transaction is executed. This decree sets forth that those who have exported any of the goods listed therein, including, among others, soybean, during an 18-month period immediately preceding the enactment of the decree can become beneficiaries under the Exports Increase Program.

Adherence to the Export Increase Program implies that the countervalue of exported soybean crops must be repatriated and settled in the FX Market on or before May 31, 2023. Additionally, exporters must register the Sworn Declarations of Sales Abroad (“Declaraciones Juradas de Ventas al Exterior"or “DJVE”) for goods covered by the program and their final export destinations for consumption under certain conditions.

Adherence to the Export Increase Program will be voluntary for those who comply with applicable requirements. Registration for the program must be made through the AFIP’s registry system. Moreover, the Export Increase Program will apply to the goods included in the Decree 194/23 (the “Expanded Goods”), which will have the same exchange benefits as soybean crops in addition to the ability to settle their flows in foreign currency until August 31, 2023.

The Expanded Goods include, among others, the following products:

a.Animal and plant-based products such as fats, oils and waxes, and products of the food industries such as beverages, alcoholic liquids, vinegar and tobacco;

b.From the chemical industry, such as perfumery, toilet or cosmetic preparations;

c.Wood, charcoal and wooden articles, such as corks; and

d.Certain textile materials and articles.

Pursuant to Communications “A” 7609 and “A” 7610, the BCRA established that those participating in the Export Increase Program will not be allowed to execute any Excluding Transactions (as define above).

Blue-Chip Swaps

Blue chip-swap transactions are capital markets transactions made at the so-called implied rate (tipo de cambio implícito). Currently, there is a significant spread between the US$-Peso official exchange rate (i.e., approximately, US$1-Peso 220) and the implicit exchange rate applicable to blue chip swap transactions (i.e., approximately, US$1- Peso 450). Blue chip swap transactions could be implemented in different ways, both for the inflow and outflow of funds. [The execution of outbound blue-chip swaps may have an impact on our ability to access the FX Market to conduct our daily operations for a certain period of time. These transactions are made through broker-dealers (“sociedades de bolsa”). Blue chip swaps are regulated by the Argentine Securities Commission (CNV) requiring certain transactions to comply with a minimum holding period of the securities, among others.

Access to the FX Market for Individual Purchases or Investments

Since December 21, 2019, the Argentine Congress has passed the Social Solidarity Law, which, among others, established a new 30% Tax for an Inclusive and Solidary Argentina (Impuesto para una Argentina Inclusiva y Solidaria, or the “PAIS Tax”) on the purchase by Argentine residents of foreign currency for portfolio purposes, the acquisition of goods and services with credit and debit cards and any payments in connection with international passenger transportation. Digital services rendered from outside Argentina (such as hosting, web services, software as a service, streaming services, etc.) are subject to a reduced tax rate of 8.0%.

On September 15, 2020, pursuant to General Resolution 4815, the AFIP established a 35% levy on transactions taxed with the PAIS Tax on account of income tax or personal property tax, depending on the tax status of the taxpayer.

Subsequently, the AFIP issued General Resolution 5272 on October 12, 2022 to amend General Resolution 4815, increasing the payment on account of income tax or personal property tax, from 35% to 45% for the purchase of foreign currency to acquire goods and services abroad, or in the country to be paid to individuals domiciled abroad, for a monthly amount that is less than US$300, and adding an additional collection of 25% when the monthly amount is equal to or greater than US$300. In such case, the total amount of the collection will be 75% of the amount in Pesos of the exchange transaction.

Reporting of Foreign Assets and Liabilities Regime

Argentine residents must report their foreign assets as well as their financial and commercial indebtedness to the BCRA pursuant to Communication “A” 6401, as amended, according to the timetables therein. Compliance with this information regime is a requirement that must be met to access the FX Market and make payments abroad.

Investment Promotion Regime for Exports

Executive Decree No. 234/2021 created the Investment Promotion Regime for Exports (“Régimen de Fomento de Inversión para las Exportaciones”) (the “Investment Promotion Regime”) to promote economic growth and development in the country. Pursuant to the decree, certain investments exceeding US$100 million destined to the initiation of new productive projects in forestry-industrial, mining, hydrocarbon, manufacturing and agro-industrial activities, as well as for the expansion of existing business units that require investment in order to increase their production, will benefit from a freely applicable amount of up to 20% of any foreign currency obtained from exports related to the project, to the extent that certain conditions are met (for example, the benefit may not exceed an annual maximum amount equal to 25% of the gross amount of the foreign currency obtained through the FX Market to finance the development of the project, which benefit may only be applied after the first anniversary of the transfer of the foreign currency into Argentina), in order to pay principal and interest on commercial or financial liabilities abroad and profits and dividends corresponding to finalized and audited financial statements, or to repatriate non-resident direct investments. Pursuant to Executive Decree No. 836/2021, the Investment Promotion Regime introduced an additional incentive for investments exceeding US$500 million and US$1,000 million, which sets forth that for each calendar year that the benefit is not used, during the two consecutive years to follow, the beneficiary will enjoy a freely applicable amount of up to 40% or up to 60% for investments exceeding US$500 million and $1,000 million, respectively, of the foreign currency obtained from exports related to the project, to the extent that certain conditions are met (fore example, the benefit may not exceed annual maximum amounts equal to 40% and 60% for investments exceeding US$500 million and $1,000 million, respectively, of the gross amount of foreign currency obtained through the FX Market to finance the development of the project, and may be applied after the second anniversary of the first transfer of the foreign currency into Argentina), in order to pay principal and interest on commercial or financial liabilities abroad and profits and dividends that correspond to finalized and audited financial statements, or to repatriate non-resident direct investments.

Sanctions

The breach of foreign exchange rules is subject to sanctions under Law No. 19,359 (as restated by Decree No. 480/95 and as further amended) and supplementary regulations (the “Criminal Exchange Regime”). The Criminal Exchange Regime establishes that any act or omission that violates the exchange regulations shall be subject to sanctions under such regime. Sanctions include fines of up to ten times the amount of the infringing transaction, temporary suspensions, and disqualification, or criminal liability in the event of recidivism. However, fines under the Criminal Exchange Act may not exceed ten times the amount of the largest of the infringing transactions charged within the same summary proceeding. In addition, the Criminal Exchange Regime is applied not only to legal entities, but also to their legal representatives, directors, agents, managers and trustees.

For additional information regarding all current foreign exchange restrictions and exchange control regulations in Argentina, investors should consult their legal advisors and read the applicable rules mentioned herein, as well as any amendments and supplementary regulations, which are available at the Argentine Ministry of Treasury’s website: https://www.argentina.gob.ar/economia; and the BCRA’s website: www.bcra.gob.ar.

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
Luxembourg resident corporate holders
Capital gains realized upon the disposal of shares by a fully taxable resident corporate holder will in principle be subject to corporate income tax and municipal business tax. The combined applicable rate (including an unemployment fund contribution) is 24.94% for the fiscal year ending 2023 for a corporate holder established in Luxembourg-City. An exemption from such taxes may be available to the holder pursuant to article 166 of the Luxembourg Income Tax Law subject to the fulfillment of the conditions set forth therein. The scope of the capital gains exemption can be limited in the cases provided by the Grand Ducal Decree of December 21, 2001.
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
No withholding tax applies if the distribution is made to (i) a Luxembourg resident corporate holder (that is, a fully taxable entity within the meaning of Article 159 of the Luxembourg Income Tax Law), (ii) an undertaking of collective character which is resident of a Member State of the European Union and is referred to by article 2 of the Council Directive of 2011/96 concerning the common fiscal regime applicable to parent and subsidiary companies of different member states of November 20, 2011 (the "Parent Subsidiary Directive"), (iii) a corporation or a cooperative company resident in Norway,

Iceland or Liechtenstein and subject to a tax comparable to corporate income tax as provided by the Luxembourg Income Tax Law, (iv) an undertaking with a collective character subject to a tax comparable to corporate income tax as provided by the Luxembourg Income Tax Law which is resident in a country that has concluded a tax treaty with Luxembourg, (v) a Luxembourg permanent establishment of one of the aforementioned categories and (vi) a corporation company resident in Switzerland which is subject to corporate income tax in Switzerland without benefiting from an exemption, provided that at the date of payment, the holder holds or commits to hold directly or through a tax transparent vehicle, during an uninterrupted period of at least 12 months, shares representing at least 10% of the share capital of Adecoagro or acquired for an acquisition price of at least EUR 1,200,000, and provided that the dividend recipient is not excluded to benefit from the Parent Subsidiary Directive under its mandatory general anti-avoidance rule, as implemented in Luxembourg.
Luxembourg Holders
With the exception of a Luxembourg corporate holder benefiting from the exemption referred to above, Luxembourg individual holders, and Luxembourg corporate holders subject to Luxembourg corporation taxes, must include the distributions paid on the shares in their taxable income, 50% of the amount of such dividends being exempted from tax. The applicable withholding tax can, under certain conditions, entitle the relevant Luxembourg Holder to a tax credit.
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
United States Federal Income Taxation of the Company
Our business assets and properties are located, and all of our employees and executives are based outside the United States. Our business is directly conducted through operating companies organized under the laws of countries other than the United States. These non-U.S. operating companies are indirectly owned by Adecoagro LP SCS, a holding company which is a société commandite simple organized under the laws of Luxembourg. As a partnership that is not engaged in a trade or business within the United States within the meaning of section 864 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Adecoagro LP SCS is not itself subject to U.S. federal net income taxes. We acquired approximately 98 percent of Adecoagro LP SCS’s, predecessor company, IFH, prior to undertaking the IPO in exchange for our stock.
Under rules to prevent expatriation of and by U.S. corporations and certain U.S. partnerships under section 7874(b) of the Code, we would be treated as a U.S. domestic corporation if for this purpose (i) we were deemed to have acquired substantially all of the assets constituting the trade or business of a U.S. domestic partnership and (ii) former members of IFH were deemed to own at least 80% of our stock by reason of the transfer of those trade or business assets (ignoring stock issued in the IPO for purposes of the 80% threshold) and (iii) we were found not to conduct substantial business activities in Luxembourg. In that event, we would be subject to U.S. federal net income tax on our worldwide income and dividends we pay to non-U.S. shareholders would be subject to U.S. federal withholding tax at a 30% rate (subject to reduction, to the extent the beneficial owner of the dividend is entitled to claim a reduced rate of withholding under an applicable income tax treaty).
We believe that the restructuring transactions executed prior to or in connection with the IPO should not be subject to section 7874(b) of the Code. Accordingly, we do not believe that we will be subject to U.S. federal income tax on our worldwide income nor do we anticipate paying dividends subject to U.S. federal withholding tax. However, the relevant rules are unclear in certain respects and there is limited guidance on the application of the rules to acquisitions of partnerships or partnership assets constituting a trade or business. Accordingly, we can provide no assurance that the U.S. Internal Revenue Service (the “IRS”) will not seek to assert that we are a U.S. domestic corporation, which assertion, if successful could materially increase our U.S. federal income tax liability. Holders of our common shares who are non-United States persons should also note that, in that event, we would generally be required to withhold tax from any dividends we pay to holders of our common shares who are not United States persons within the meaning of section 7701(a)(30) of the Code (subject to any applicable income tax treaties applicable to such holders).
Shareholders are urged to consult their own tax advisors about the possible application of section 7874 of the Code. The remainder of this discussion assumes that we are not treated as a U.S. corporation for U.S. federal income tax purposes.
Material U.S. Federal Income Tax Considerations for U.S. Holders
The following is a discussion of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of our common shares. This discussion applies only to beneficial owners of common shares that are “U.S. Holders” (as defined below), who have purchased our common shares in the open market and that hold our common shares as “capital assets” for U.S. federal income tax purposes (generally, property held for investment). This discussion is based on the Code, its legislative history, final, temporary and proposed Treasury regulations, administrative pronouncements, judicial decisions, and the income tax treaty between Luxembourg and the United States (the “Treaty”), all as of the date hereof, and all of which are subject to change and to differing interpretations (possibly with retroactive effect). No ruling has been sought from the IRS with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position.
This discussion does not address all U.S. federal income tax considerations that may be relevant to a particular holder based on its particular circumstances with respect to the acquisition, ownership and disposition of our common shares, and holders are urged to consult their own tax advisors regarding their specific tax situations. For example, the discussion does not address the tax considerations that may be relevant to U.S. Holders in special tax situations, such as:
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
•holders that hold shares through non-U.S. brokers of other non-U.S. intermediaries;
•certain former U.S. citizens or residents or U.S. expatriates;
•holders that hold our common shares as part of a hedge, straddle or conversion or other integrated transaction;

•holders that hold our common shares in connection with a trade or business conducted outside of the United States;
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
As used herein, a “U.S. Holder” is a person that is, for U.S. federal income tax purposes, a beneficial owner of our common shares and:

•an individual who is a citizen or resident of the United States;
•a corporation, or any other entity taxable as a corporation, created or organized in or under the laws of the United States or any State thereof, including the District of Columbia; or
•an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Taxation of Dividends
Subject to the passive foreign investment company (“PFIC”) rules discussed below, under the U.S. federal income tax laws distributions with respect to our common shares (other than certain pro rata distributions of common shares) made to U.S. Holders will, to the extent made from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, constitute dividends for U.S. federal income tax purposes that are taxable to the U.S. Holders. Distributions in excess of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles, will be treated as a non-taxable return of capital to the extent of a U.S. Holder’s adjusted tax basis in the common shares and thereafter as capital gain from the sale or exchange of the common shares. We do not currently maintain calculations of our earnings and profits under U.S. federal income tax principles. Unless and until these calculations are made, distributions should be presumed to be taxable dividends for U.S. federal income tax purposes. As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.
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
Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be eligible for taxation as “qualified dividend income” and therefore may be taxable at rates applicable to long-term capital gains, provided that our common shares are readily tradable on an established securities market in the United States. In order to qualify for qualified dividend income treatment, U.S. Holders must meet certain holding period requirements, and we must not be a PFIC for the taxable year in which the dividend is paid or the preceding year. The NYSE, on which our common shares are listed, is an established securities market in the United States, and we expect that our common shares should qualify as readily tradable, although there can be no assurances in this regard. U.S. Holders should consult their own tax advisors regarding the availability of the preferential rates of taxation with respect to dividends in light of their own particular situations, including related restrictions and special rules. Corporate U.S. Holders are taxed on dividend income at the U.S. federal corporate income tax rate whether or not the dividend income is qualified dividend income.
The amount of any cash dividend paid in foreign currency will equal the U.S. dollar value of the dividend, calculated by reference to the exchange rate in effect on the date the distribution is includible in the gross income of the U.S. Holder, regardless of whether the payment is in fact converted to U.S. dollars at that time. A U.S. Holder should not recognize any foreign currency gain or loss in respect of such dividend distribution if such foreign currency is converted into U.S. dollars on the date the dividend distribution is includible in the U.S. Holder’s gross income. If the foreign currency is not converted into U.S. dollars on the date the dividend distribution is includible in the U.S. Holder’s gross income; however, gain or loss may be recognized upon a subsequent conversion of the foreign currency to U.S. dollars. Such foreign currency gain or loss, if any, generally will be U.S.-source ordinary income or loss and will not be eligible for the preferential tax rate applicable to qualified dividend income. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.
Dividends will be foreign-source and will include any amount withheld by us in respect of Luxembourg income taxes. Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s particular circumstances, and the discussion below regarding certain Treasury regulations, non-refundable Luxembourg income taxes withheld from dividends (at a rate not exceeding any applicable rate provided by the Treaty in the case of U.S. Holders eligible for the Treaty) will be creditable against the U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex. For example, under Treasury regulations, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for foreign income taxes to be creditable, the relevant foreign income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the Luxembourg income tax system meets these requirements. U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including any Luxembourg income tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.
Taxation of Capital Gains
Subject to the PFIC rules discussed below, gain or loss realized by a U.S. Holder on the sale, exchange or other taxable disposition of common shares will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized (including the gross amount of the proceeds before the deduction of any foreign tax) on the sale or other taxable disposition and such U.S. Holder’s adjusted tax basis, determined in U.S. dollars, in the common shares. Capital gains of non-corporate U.S. Holders derived with respect to capital assets held for more than one year generally are eligible for the preferential rates of taxation applicable to long-term capital gains. The deductibility of capital losses is subject to limitations under the Code.
Capital gain or loss, if any, realized by a U.S. Holder on the sale, exchange or other taxable disposition of a common share generally will be treated as U.S.-source income or loss for U.S. foreign tax credit purposes. U.S. Holders should consult their tax advisors regarding the creditability or deductibility of any Luxembourg taxes imposed on a sale, exchange or other taxable disposition of common shares.
Passive Foreign Investment Company (“PFIC”) Rules
U.S. Holders generally will be subject to a special, generally adverse tax regime that would differ in certain material respects from the tax treatment described above if we are, or were to become, a PFIC for U.S. federal income tax purposes.
In general, we will be a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder owns our common shares, either (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value (generally determined on the basis of a quarterly average) of our assets during such taxable year is attributable to assets that produce or are held for the production of passive income. For this purpose, “passive income” generally includes, among other things and subject to certain exceptions, dividends, interest, royalties, rents, annuities, gains from securities transactions, net foreign currency gains and net gains from assets that produce passive income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

Whether we will be a PFIC for the current or future tax year will depend on our assets and income over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this annual report. Under circumstances where our cash is not deployed for active purposes, our risk of becoming a PFIC may increase.Although the determination of whether a corporation is a PFIC is made annually, and thus may be subject to change, we do not believe that we were a PFIC for U.S. federal income tax purposes for our most recently completed taxable year. However, there can be no assurance that we will not be a PFIC for any taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder owns our common shares, unless the U.S. Holder makes a timely “mark-to-market” election electing to be taxed annually on a mark-to-market basis with respect to such U.S. Holder’s common shares, or makes a timely “qualified electing fund” election electing to be taxed annually on the earnings and gains of the PFIC attributable to such U.S. Holder’s common shares (irrespective of distributions), gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of its common shares would be allocated ratably over such U.S. Holder’s holding period in the common shares and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year except for the current year. In addition, distributions that the U.S. Holder receives from us will not be eligible for the preferential tax rates applicable to qualified dividend income if we are treated as a PFIC with respect to such U.S. Holder either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at the tax rates applicable to ordinary income, and to the extent they are treated as “excess distributions” under the PFIC rules, they will also be subject to the PFIC interest charge described above. We do not intend to provide the information necessary to enable U.S. Holders to make a “qualified electing fund” election.

A U.S. Holder generally will be required to make an annual filing with the IRS if such holder owns common shares in any year in which we are a PFIC. With certain exceptions, our common shares will continue to be treated as stock in a PFIC with respect to a particular U.S. Holder if we are a PFIC at any time during such U.S. Holder’s holding period in our common shares even if we no longer meet the threshold requirements for PFIC status in a later year.

The U.S. federal income tax rules relating to PFICs are complex. U.S. Holders are urged to consult their own tax advisers with respect to the application of the PFIC rules to their investment in our common shares.
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
I.SUBSIDIARY INFORMATION
Not applicable.
J.ANNUAL REPORT TO SECURITY HOLDERS

If we are required to provide an annual report to security holders in response to the requirements of Form 6-K, we will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.
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
Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.
Item 15.    Controls and Procedures
a) Disclosure Controls and Procedures
Our company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, of the effectiveness of our disclosure controls and procedures as of December 31, 2022. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on this evaluation, our company’s Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective as of December 31, 2022.
b) Management’s Annual Report on Internal Control over Financial Reporting
The Company’s Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer that: (i) pertains to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets; (ii) provides reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements for external reporting in accordance with IFRS, and that receipts and expenditures are being made only in accordance with authorization of the Company’s management and directors; and (iii) provides reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedure may deteriorate. The Company, with the participation of its Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022.

Our management has excluded Molinos Libres S.A. (Argentina), Viterra Uruguay S.A. (Uruguay) and Paso Dragón S.A. (Uruguay), which were acquired on May 3, 2022, from its assessment of internal control over financial reporting as of December 31, 2022. In aggregate, the aforementioned entities constitute 2.1% of our consolidated assets and 5.1% of consolidated revenues as of and for the year ended December 31, 2022.
We assessed the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2022. In making this assessment, management used the criteria established in “Internal Control — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). As a result of this assessment, the Company’s management has determined that the Company’s internal control over financial reporting was effective as of December 31, 2022.

c) Attestation Report of the Registered Public Accounting Firm
The effectiveness of the Company’s internal control over financial reporting as of December 31, 2022 has been audited by Price Waterhouse & Co S.R.L, an independent registered public accounting firm, our independent auditor, as stated in their report which is included herein on pages F-2 to F-4 of our Consolidated Financial Statements.
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
Item 16.
Item 16 A.Audit Committee Financial Expert
Our audit committee consists of three independent directors: Mr. Andrés Velasco Brañes, Mr. Mark Schachter and Mrs. Ana Cristina Russo. Our Board of Directors has determined that Mr. Mark Schachter has the attributes of an “audit committee financial expert” and is independent within the meaning of this Item 16A and satisfies the financial literacy requirements of the NYSE.
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

	For the year ended December 31,
	(in thousands of $)
	2022	2021
Audit Fees(1)	1,386	1,275
Total	1,386	1,275

(1)“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our Consolidated Financial Statements and internal control over financial reporting of the Company, the statutory financial statements of the Company and its subsidiaries, and any other audit services required for the SEC or other regulatory filings.
During the fiscal year ended December 31, 2022 and 2021, no non-audit-related services were provided by our principal auditors.
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
Item 16 D.Exemptions from the Listing Standards for Audit Committees
Not applicable.

Item 16 E.Purchases of Equity Securities by the Issuer and Affiliated Purchasers

	(a) Total Number of Shares Purchased (1)	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that may yet be Purchased Under the Plans or Programs
09/1/2013-12/31/2013	654,454	7.71	654,454	5,861,397
1/1/2014-8/31/2014	1,692,139	7.81	1,692,139	4,591,949
9/1/2015-10/31/2015	37,500	7.96	37,500	6,025,916
9/1/2016-12/31/2016	456,732	10.67	456,732	5,929,278
1/1/2017-12/31/2017	3,849,445	10.29	3,849,445	5,010,777
1/1/2018-4/26/2018	1,613,584	9.07	1,613,584	1,658,228
1/1/2019-9/30/2019	297,732	5.83	297,732	5,530,053
10/1/2019-12/31/2019	398,466	6.31	398,466	5,475,760
1/1/2020-9/30/2020	772,615	5.06	772,615	4,703,145
12/1/2020-12/31/2020	66,716	6.60	66,716	5,800,224
1/1/2021-9/24/2021	5,773,260	9.26	5,773,260	26,964
9/24/2021-12/31/2021	1,635,742	7.87	1,635,742	3,998,776
1/1/2022-9/23/2022	3,088,816	8.05	3,088,816	909,960
9/23/2022-12/31/2022	1,493,811	7.95	1,493,811	3,978,648
1/1/2023-4/25/2023	1,087,322	7.90	1,087,322	2,891,326
Total	22,918,334	7.89	22,918,334
 (1) The total number of shares purchased set forth above were purchased pursuant to the Company’s Repurchase Program adopted on September 12, 2013. See “Item 10—Additional Information—Repurchase of Shares”.
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
Audit Committee
Under NYSE standards, listed U.S. companies are required to have an audit committee composed of independent directors that satisfies the requirements of Rule 10A-3 promulgated under the Exchange Act of 1934. Our Articles of Association provide that the Board of Directors may set up an audit committee. The Board of Directors has set up an Audit Committee and has appointed Mr. Andres Velasco Brañes, Mr. Mark Schachter and Mrs. Ana Cristina Russo as members of its audit committee. In accordance with NYSE standards, we have an audit committee entirely composed of independent directors. For additional information, see “Item 6. Directors, Senior Management and Employees—C. Board Practices.”
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

Item 18.    Financial Statements.

See pages F-1 through F[88] of this annual report.

Item 19.    Exhibits

Exhibit Number	Description
1.1*	Amended and Restated Articles of Association of Adecoagro S.A. dated April 20, 2022.

2.1*	Description of Capital Stock

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

8.1*	Subsidiaries of Adecoagro S.A. as of April 25, 2023.

12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Cushman & Wakefield Argentina S.A.

15.2*	Consent of Price Waterhouse & Co. S.R.L.

101.INS**	Inline XBRL Instance Document.

101.SCH**	Inline XBRL Taxonomy Extension Schema Document.

101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF**	Inline Taxonomy Extension Definition Linkbase Document.

101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104**	Cover Page Interactive Data File formatted as Inline XBRL with applicable taxonomy extension.31information contained in Exhibits 101)

* Filed with this report
** In accordance with Rule 402 of Regulation S-T, the information in these exhibits shall not be deemed to be “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such filing

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Adecoagro S.A.

/s/ Mariano Bosch
Name: Mariano Bosch
Title: Chief Executive Officer
Date: April 26, 2023

Adecoagro S.A.

Consolidated Financial Statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Adecoagro S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Adecoagro S.A. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

As described in Management’s Annual Report on Internal Control over Financial Reporting, management has excluded Molinos Libres S.A. (Argentina), Viterra Uruguay S.A. (Uruguay) and Paso Dragón S.A. (Uruguay) from its assessment of internal control over financial reporting as of December 31, 2022 because it was acquired by the Company in a purchase business combination during 2022. We have also excluded Molinos Libres S.A. (Argentina), Viterra Uruguay S.A. (Uruguay) and Paso Dragón S.A. (Uruguay) from our audit of internal control over financial reporting. Molinos Libres S.A. (Argentina), Viterra Uruguay S.A. (Uruguay) and Paso Dragón S.A. (Uruguay) are wholly-owned subsidiaries whose total assets and total revenues excluded from management’s assessment and our audit of internal control over financial reporting represent 2.1% and 5.1%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2022.

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

Valuation of Level 3 Biological Assets

As described in Notes 16, 32 (b) and 33.11 to the consolidated financial statements, the total aggregated fair value of the Company’s level 3 biological assets related to sown land – crops, sown land – rice and sown land – sugarcane was US$ 228 million as of December 31, 2022. The fair value of these level 3 biological assets is determined by management using a discounted cash flow model which requires the input of highly subjective assumptions including significant unobservable inputs. The discounted cash flow model included significant judgements and assumptions relating to management’s cash flow projections including future market prices, estimated yields at the point of harvest, estimated production cycle, future costs of harvesting and other costs and estimated discount rate.

The principal considerations for our determination that performing procedures relating to the valuation of the level 3 biological assets related to sown land – crops, sown land – rice and sown land – sugarcane is a critical audit matter are (i) the significant judgment by management when developing the fair value measurement; (ii) a high degree of auditor judgement, subjectivity, and effort in performing procedures and evaluating management’s cash flow projections and significant assumptions related to future market prices, estimated yields at the point of harvest, estimated production cycle, future costs of harvesting and other costs and estimated discount rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of the level 3 biological assets related to sown land – crops, sown land – rice and sown land – sugarcane. These procedures also included, among others evaluating the significant assumptions and methods used by management in developing the fair value measurement including future market prices, estimated yields at the point of harvest, estimated production cycle, future costs of harvesting and other costs and estimated discount rate. Evaluating management’s assumptions involved evaluating whether these assumptions were reasonable considering the consistency with external information and past records and testing management’s sensitivity analysis of certain significant assumptions. Professionals with specialized skill and knowledge were used to assist in the evaluation of certain significant assumptions, including estimated yields at the point of harvest and estimated production cycle.

Property, Plant and Equipment and Goodwill Impairment Assessment- Cash Generating Units with Allocated Goodwill in Brazil

As described in Notes 12, 15, 32 (a) and 33.10 to the consolidated financial statements, the Company’s total consolidated property, plant and equipment and goodwill balances as of December 31, 2022 were US$ 1,565.3 million and US$ 18.5 million, respectively. The total property, plant and equipment and goodwill balances allocated to the cash generating units with allocated goodwill in Brazil were US$ 534 million and US$ 4.2 million, respectively. The Company conducts an impairment test as of September 30 of each year, or more frequently if events or changes in circumstances indicate that the carrying value of the asset or cash generating unit may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of the asset or cash generating unit exceeds its recoverable amount. The recoverable amounts are estimated for individual assets or, where an individual asset does not generate cash flows independently, the recoverable amount is estimated for the cash generating unit to which the asset belongs. The recoverable amount of the asset or the cash generating unit is the higher of the fair value less costs to sell and value in use. The recoverable amount of cash generating units with allocated goodwill in Brazil was determined based on value in use calculations. The determination of the value in use calculation required the use of significant estimates and assumptions related to management’s cash flow projections, including yield average growth rates, future pricing increases, future cost decreases, discount rates and perpetuity growth rate.

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

/s/ PRICE WATERHOUSE & CO. S.R.L.
/s/ Eduardo Alfredo Loiácono (Partner)
Eduardo Alfredo Loiácono

Buenos Aires, Argentina.
April 26, 2023.

We have served as the Company’s auditor since 2008.

Legal information

Name as specified in charter: Adecoagro S.A.

Legal address: Vertigo Naos Building, 6, Rue Eugène Ruppert, L-2453, Luxembourg

Company activity: Agricultural and agro-industrial
Date of registration: June 11, 2010
Expiration of company charter: No term defined
Number of register (RCS Luxembourg): B153.681
Issued Capital Stock: 111,381,815 common shares
Outstanding Capital stock: 108,191,218 common shares
Treasury shares: 3,190,597 common shares

Adecoagro S.A.
Consolidated Statements of Income
for the years ended December 31, 2022, 2021 and 2020
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2022	2021	2020
Sales of goods and services rendered	4	1,347,724	1,124,352	817,764
Cost of goods sold and services rendered	5	(1,075,747)	(854,965)	(611,946)
Initial recognition and changes in fair value of biological assets and agricultural produce	16	215,941	227,740	122,729
Changes in net realizable value of agricultural produce after harvest		(22,293)	(12,879)	7,005
Margin on manufacturing and agricultural activities before operating expenses		465,625	484,248	335,552
General and administrative expenses	6	(84,287)	(69,794)	(53,428)
Selling expenses	6	(143,515)	(117,662)	(95,058)
Other operating income / (expense), net	8	1,870	(18,768)	1,987
Bargain purchase gain on acquisition	21	10,107	—	—
Profit from operations		249,800	278,024	189,053
Finance income	9	25,308	36,670	26,054
Finance costs	9	(137,600)	(151,681)	(213,776)
Other financial results - Net (loss) / gain of inflation effects on monetary items	9	(2,144)	11,541	12,064
Financial results, net	9	(114,436)	(103,470)	(175,658)
Profit before income tax		135,364	174,554	13,395
Income tax (expense)	10	(26,758)	(43,837)	(12,325)
Profit for the year		108,606	130,717	1,070

Attributable to:
Equity holders of the parent		108,138	130,669	412
Non-controlling interest		468	48	658

Earnings per share attributable to the equity holders of the parent during the year:
Basic earnings per share	11	0.982	1.135	0.003
Diluted earnings per share	11	0.979	1.130	0.003

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Comprehensive Income
for the years ended December 31, 2022, 2021 and 2020
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	2022	2021	2020
Profit for the year	108,606	130,717	1,070
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	98,741	121,146	(78,961)
Cash flow hedge, net of income tax	16,060	29,758	(14,386)
- Items that will not be reclassified to profit or loss:
Revaluation surplus net of income tax (Note 12)	(46,903)	(136,622)	29,453
Other comprehensive income / (loss) for the year	67,898	14,282	(63,894)
Total comprehensive income / (loss) for the year	176,504	144,999	(62,824)

Attributable to:
Equity holders of the parent	174,705	147,273	(63,353)
Non-controlling interest	1,799	(2,274)	529

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Financial Position
as of December 31, 2022 and 2021
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2022	2021
ASSETS
Non-Current Assets
Property, plant and equipment, net	12	1,565,355	1,422,623
Right of use assets	13	360,181	260,776
Investment property	14	33,330	32,132
Intangible assets, net	15	36,120	31,337
Biological assets	16	30,622	19,355
Deferred income tax assets	10	8,758	10,321
Trade and other receivables, net	18	44,558	42,231
Derivative financial instruments	17	5,208	757
Other assets		1,701	1,071
Total Non-Current Assets		2,085,833	1,820,603
Current Assets
Biological assets	16	235,822	175,823
Inventories	19	274,022	239,524
Trade and other receivables, net	18	183,820	145,849
Derivative financial instruments	17	134	828
Other assets		—	8
Restricted short-term investment	17	98,571	—
Cash and cash equivalents	20	230,653	199,766
Total Current Assets		1,023,022	761,798
TOTAL ASSETS		3,108,855	2,582,401
SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	22	167,073	183,573
Share premium	22	793,169	851,060
Cumulative translation adjustment		(456,029)	(514,609)
Equity-settled compensation		18,792	16,073
Cash flow hedge	2	(44,872)	(60,932)
Other reserves		126,925	106,172
Treasury shares		(4,792)	(16,909)
Revaluation surplus		281,909	289,982
Reserve from the sale of non-controlling interests in subsidiaries		41,574	41,574
Retained earnings		202,342	115,735
Equity attributable to equity holders of the parent		1,126,091	1,011,719
Non-controlling interest		37,552	36,111
TOTAL SHAREHOLDERS EQUITY		1,163,643	1,047,830
LIABILITIES
Non-Current Liabilities
Trade and other payables	25	17,210	284
Borrowings	26	727,983	705,487
Lease liabilities	27	283,549	201,718
Deferred income tax liabilities	10	301,414	265,848
Payroll and social security liabilities	28	1,581	1,243
Derivatives financial instruments	18	96	—
Provisions for other liabilities	29	2,526	2,565
Total Non-Current Liabilities		1,334,359	1,177,145
Current Liabilities
Trade and other payables	25	242,397	168,746
Current income tax liabilities		422	1,625
Payroll and social security liabilities	28	29,964	25,051
Borrowings	26	279,769	112,164
Lease liabilities	27	54,431	45,136
Derivative financial instruments	17	2,961	1,283
Provisions for other liabilities	29	909	3,421
Total Current Liabilities		610,853	357,426
TOTAL LIABILITIES		1,945,212	1,534,571
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		3,108,855	2,582,401

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Changes in Shareholders’ Equity
for the years ended December 31, 2022, 2021 and 2020
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share capital (Note 22)	Share premium (Note 22)	Cumulative translation adjustment	Equity-settled compensation	Cash flow hedge	Other Reserves	Treasury shares	Revaluation surplus	Reserve from the sale of non-controlling interests in subsidiaries	Retained earnings	Subtotal	Non- controlling interest	Total shareholders’ equity
Balance at January 1, 2020	183,573	901,739	(492,374)	15,354	(76,303)	66,047	(7,946)	337,877	41,574	18,728	988,269	40,614	1,028,883
Profit for the year	—	—	—	—	—	—	—	—	—	412	412	658	1,070
Other comprehensive income:
–Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	(62,670)	—	—	—	—	(15,173)	—	—	(77,843)	(1,118)	(78,961)
Cash flow hedge (*)	—	—	—	—	(14,386)	—	—	—	—	—	(14,386)	—	(14,386)
–Items that will not be reclassified subsequently to profit or loss:
Revaluation surplus (**)	—	—	—	—	—	—	—	28,464	—	—	28,464	989	29,453
Reserve of the revaluation surplus derived from the disposals of assets (***)	—	—	—	—	—	—	—	(7,598)	—	7,598	—	—	—
Other comprehensive income for the year	—	—	(62,670)	—	(14,386)	—	—	5,693	—	7,598	(63,765)	(129)	(63,894)
Total comprehensive income for the year	—	—	(62,670)	—	(14,386)	—	—	5,693	—	8,010	(63,353)	529	(62,824)

Reserves for the benefit of government grants (1)	—	—	—	—	—	18,067	—	—	—	(18,067)	—	—	—
Employee share options (Note 23)
- Exercised	—	—	—	—	—	—	—	—	—	—	—	—	—
- Forfeited	—	—	—	—	—	—	—	—	—	—	—	—	—
Restricted shares (Note 23):
- Value of employee services	—	—	—	3,266	—	—	—	—	—	—	3,266	—	3,266
- Vested	—	4,182	—	(3,825)	—	383	484	—	—	—	1,224	—	1,224
- Forfeited	—	—	—	—	—	36	(36)	—	—	—	—	—	—
- Granted (***)	—	—	—	—	—	(1,127)	1,127	—	—	—	—	—	—
Purchase of own shares (Note 22)	—	(3,106)	—	—	—	—	(1,259)	—	—	—	(4,365)	—	(4,365)
Dividends to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	(2,460)	(2,460)
Balance at December 31, 2020	183,573	902,815	(555,044)	14,795	(90,689)	83,406	(7,630)	343,570	41,574	8,671	925,041	38,683	963,724
(*) Net of $5,729 of income tax.
(**) Net of $11,790 of Income tax.
(***) Net of $3,458 of Income tax
(1) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values in our Sugar, ethanol and energy business. (please see Note 24).

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Changes in Shareholders’ Equity
for the years ended December 31, 2022, 2021 and 2020
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share capital (Note 22)	Share premium (Note 22)	Cumulative translation adjustment	Equity-settled compensation	Cash flow hedge	Other Reserves	Treasury shares	Revaluation surplus	Reserve from the sale of non-controlling interests in subsidiaries	Retained earnings	Subtotal	Non- controlling interest	Total shareholders’ equity
Balance at January 1, 2021	183,573	902,815	(555,044)	14,795	(90,689)	83,406	(7,630)	343,570	41,574	8,671	925,041	38,683	963,724
Profit for the year	—	—	—	—	—	—	—	—	—	130,669	130,669	48	130,717
Other comprehensive income:
–Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	40,435	—	—	—	—	71,731	—	—	112,166	8,980	121,146
Cash flow hedge (*)	—	—	—	—	29,757	—	—	—	—	—	29,757	1	29,758
–Items that will not be reclassified subsequently to profit or loss:
Revaluation surplus (**)	—	—	—	—	—	—	—	(125,319)	—	—	(125,319)	(11,303)	(136,622)
Reserve of the revaluation surplus derived from the disposals of assets (***)	—	—	—	—	—	—	—	—	—	—	—	—	—
Other comprehensive (loss) / income for the year	—	—	40,435	—	29,757	—	—	(53,588)	—	—	16,604	(2,322)	14,282
Total comprehensive income for the year	—	—	40,435	—	29,757	—	—	(53,588)	—	130,669	147,273	(2,274)	144,999

Reserves for the benefit of government grants (1)	—	—	—	—	—	23,605	—	—	—	(23,605)	—	—	—
Employee share options (Note 23):
- Forfeited	—	—	—	—	—	—	—	—	—	—	—	—	—
Restricted shares and restricted units (Note 23):
- Value of employee services	—	—	—	5,420	—	—	—	—	—	—	5,420	—	5,420
- Vested	—	3,594	—	(4,142)	—	734	262	—	—	—	448	—	448
- Forfeited	—	—	—	—	—	27	(27)	—	—	—	—	—	—
- Granted	—	—	—	—	—	(1,600)	1,600	—	—	—	—	—	—
Purchase of own shares (Note 22)	—	(55,349)	—	—	—	—	(11,114)	—	—	—	(66,463)	—	(66,463)
Dividends to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	(298)	(298)
Balance at December 31, 2021	183,573	851,060	(514,609)	16,073	(60,932)	106,172	(16,909)	289,982	41,574	115,735	1,011,719	36,111	1,047,830

(*) Net of $2,526 of Income tax.
(**) Net of $9,953 of Income tax.
(1) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values in our Sugar, ethanol and energy business. (please see Note 24).

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Changes in Shareholders’ Equity
for the years ended December 31, 2022, 2021 and 2020
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share capital (Note 22)	Share premium (Note 22)	Cumulative translation adjustment	Equity-settled compensation	Cash flow hedge	Other reserves	Treasury shares	Revaluation surplus	Reserve from the sale of non-controlling interests in subsidiaries	Retained earnings	Subtotal	Non- controlling interest	Total shareholders’ equity
Balance at January 1, 2022	183,573	851,060	(514,609)	16,073	(60,932)	106,172	(16,909)	289,982	41,574	115,735	1,011,719	36,111	1,047,830
Profit for the year	—	—	—	—	—	—	—	—	—	108,138	108,138	468	108,606
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	58,580	—	—	—	—	35,367	—	—	93,947	4,794	98,741
Cash flow hedge (*)	—	—	—	—	16,060	—	—	—	—	—	16,060	—	16,060
- Items will not be reclassified to profit or loss:
Revaluation surplus (**)	—	—	—	—	—	—	—	(43,440)	—	—	(43,440)	(3,463)	(46,903)
Other comprehensive income/ (loss) for the year	—	—	58,580	—	16,060	—	—	(8,073)	—	—	66,567	1,331	67,898
Total comprehensive income/ (loss) for the year	—	—	58,580	—	16,060	—	—	(8,073)	—	108,138	174,705	1,799	176,504

Reduction of issued share capital of the company (Note 22):	(16,500)	—	—	—	—	—	16,500	—	—	—	—	—	—
Reserves for the benefit of government grants (1)	—	—	—	—	—	21,531	—	—	—	(21,531)	—	—	—
Employee share options (Note 23):
- Exercised	—	2,432	—	(778)	—	—	470	—	—	—	2,124	—	2,124
Restricted shares (Note 23):
- Value of employee services	—	—	—	7,563	—	—	—	—	—	—	7,563	—	7,563
- Vested	—	4,647	—	(4,066)	—	1,243	—	—	—	—	1,824	—	1,824
- Forfeited	—	—	—	—	—	85	(85)	—	—	—	—	—	—
- Granted	—	—	—	—	—	(2,106)	2,106	—	—	—	—	—	—
Purchase of own shares (Note 22)	—	(29,970)	—	—	—	—	(6,874)	—	—	—	(36,844)	—	(36,844)
Dividends to shareholders (Note 22)	—	(35,000)	—	—	—	—	—	—	—	—	(35,000)	—	(35,000)
Dividends to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	(358)	(358)
Balance at December 31, 2022	167,073	793,169	(456,029)	18,792	(44,872)	126,925	(4,792)	281,909	41,574	202,342	1,126,091	37,552	1,163,643
(*) Net of $7,337 of Income tax.
(**) Net of $25,307 of Income tax.
(1) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values in our Sugar, ethanol and energy business. (please see Note 24).
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Cash Flows
for the years ended December 31, 2022, 2021 and 2020
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2022	2021	2020
Cash flows from operating activities:
Profit for the year		108,606	130,717	1,070
Adjustments for:
Income tax expense	10	26,758	43,837	12,325
Depreciation	12	188,775	167,297	140,579
Amortization	15	2,265	1,631	1,293
Depreciation of right of use assets	13	63,339	49,199	40,820
(Gain) / loss from the disposal of other property items	8	(3,718)	397	(2,198)
Gain from the sale of farmland and other assets	8	—	—	(2,064)
(Gain) / loss from the sale of subsidiary		—	(10)	554
Bargain purchase gain on acquisition		(10,107)	—	—
Net loss/(gain)from the fair value adjustment of Investment properties	8	2,961	4,331	(1,077)
Equity settled share-based compensation granted	7	10,227	6,406	4,316
Loss from derivative financial instruments and forwards	8, 9	13,685	17,276	10,058
Interest, finance cost related to lease liabilities and other financial expense, net	9	83,130	75,610	47,686
Initial recognition and changes in fair value of non-harvested biological assets (unrealized)		(44,935)	(11,310)	(32,975)
Changes in net realizable value of agricultural produce after harvest (unrealized)		(72)	4,001	481
Provision and allowances		999	1,146	1,940
Net loss / (gain) of inflation effects on the monetary items	9	2,144	(11,541)	(12,064)
Foreign exchange (gains)/ losses, net	9	(19,278)	(18,939)	109,266
Cash flow hedge – transfer from equity	9	40,195	52,650	24,363
Subtotal		464,974	512,698	344,373
Changes in operating assets and liabilities:
Increase in trade and other receivables		(60,753)	(40,449)	(55,233)
Decrease / (increase) in inventories		45,437	(102,815)	(30,165)
(Increase) / decrease in biological assets		(3,686)	7,597	(10,290)
Increase in other assets		(1,056)	(303)	(35)
(Increase) / Decrease in derivative financial instruments		(9,661)	(29,319)	5,234
(Decrease) / Increase in trade and other payables		(64,502)	(1,499)	828
Increase in payroll and social security liabilities		7,681	4,874	4,120
(Decrease) / increase in provisions for other liabilities		(290)	74	380
Net cash generated from operating activities before taxes paid		378,144	350,858	259,212
Income tax paid		(8,118)	(2,196)	(2,087)
Net cash generated from operating activities	(a)	370,026	348,662	257,125

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Cash Flows (Continued)
for the years ended December 31, 2022, 2021 and 2020
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2022	2021	2020
Cash flows from investing activities:
Acquisition of business, net of cash and cash equivalents acquired	21	1,120	—	—
Purchases of property, plant and equipment	12	(217,776)	(199,295)	(168,529)
Purchase of cattle and non-current biological assets	16	(9,096)	(11,776)	(7,339)
Purchases of intangible assets	15	(3,350)	(1,934)	(1,122)
Interest received and others	9	5,199	16,729	25,421
Proceeds from disposal of other property items		2,770	2,946	3,482
Proceeds from the sale of farmland and other assets	21	9,879	8,099	16,022
Proceeds from the sale of subsidiary	21	10,000	10,010	10,149
Acquisition of short-term investment	17	(98,010)	—	—
Net cash used in investing activities	(b)	(299,264)	(175,221)	(121,916)

Cash flows from financing activities:
Proceeds from long-term borrowings	26	41,082	30,972	116,015
Payments of long-term borrowings	26	(14,012)	(108,425)	(34,750)
Proceeds from short-term borrowings	26	347,928	286,115	207,217
Payments of short-term borrowings	26	(192,648)	(328,463)	(233,540)
Interest paid	(c)	(44,788)	(53,587)	(60,026)
Borrowings prepayment related expenses		—	(3,068)	—
Proceeds from exercise of employee share options		2,124	—	—
Collections / (Payments) of derivatives financial instruments		118	2,370	(1,687)
Lease payments		(91,175)	(62,273)	(40,336)
Purchase of own shares		(36,844)	(66,463)	(4,365)
Dividends paid to non-controlling interest		(358)	(311)	(2,447)
Dividends paid to shareholders		(35,000)	—	—
Net cash used from financing activities	(d)	(23,573)	(303,133)	(53,919)
Net increase / (decrease) in cash and cash equivalents		47,189	(129,692)	81,290
Cash and cash equivalents at beginning of year	20	199,766	336,282	290,276
Effect of exchange rate changes and inflation on cash and cash equivalents	(e)	(16,302)	(6,824)	(35,284)
Cash and cash equivalents at end of year	20	230,653	199,766	336,282
(a) Includes (38,043), (30,666) and (14,956) of the combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries for 2022, 2021 and 2020, respectively.
(b) Includes (83), (4,694) and (429) of the combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries for 2022, 2021 and 2020, respectively.
(c) Includes 77, (1,109) and (1,639) of the combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries for 2022, 2021 and 2020, respectively.
(d) Includes 45,359, 41,238 and 15,694 of the combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries for 2022, 2021 and 2020, respectively.
(e) Includes (7,233), (5,878) and (309) of the combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries for 2022, 2021 and 2020, respectively.

For non-cash transactions, see Note 13 for Right of Use Assets and related to acquisition of subsidiaries, see Note 21.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

1.    General information

Adecoagro S.A. (the "Company" or "Adecoagro") is the Group’s ultimate parent company and is a société anonyme (stock corporation) organized under the laws of the Grand Duchy of Luxembourg. Adecoagro is a holding company primarily engaged through its operating subsidiaries in agricultural and agro-industrial activities. The Company and its operating subsidiaries are collectively referred to hereinafter as the "Group." The Group’s activities are carried out through three major lines of business, namely, Farming; Sugar, Ethanol and Energy and Land Transformation. The Farming line of business is further comprised of three reportable segments, which are described in detail in Note 3 to these Consolidated Financial Statements.

Adecoagro is a Public Company listed in the New York Stock Exchange (NYSE) as a foreign registered company under the ticker symbol of AGRO.

These Consolidated Financial Statements have been approved for issue by the Board of Directors on April 26, 2023.

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

The Group’s approach to the identification, assessment and mitigation of risk is carried out by a Risk and Commercial Committee, which focuses on timely and appropriate risk management.

The principal financial risks are related to raw material price, end-product price, exchange rate, interest rate, liquidity and credit risk. This section provides a description of the principal risks and uncertainties that could have a material adverse effect on the Group’s strategy, performance, results of operations and financial condition. These risks do not appear in any particular order of materiality or probability of occurrence.

Argentina status:
Since the second half of 2019, the Argentine government instituted certain foreign currency exchange controls, which may restrict or partially restrict access to foreign currency, like the U.S. dollars, to make payments abroad, either for foreign debt or the importation of goods or services, dividend payments and others, without prior authorization. Other restrictions also comprise the deferral of payment of certain public debt instruments and fuel price controls. Those regulations have continued to evolve, sometimes making them more or less stringent depending on the Argentine government’s perception of availability of sufficient national foreign currency reserves. The above has led to the existence of an informal foreign currency market where foreign currencies quote at levels significantly higher than the official exchange rate. However, the only exchange rate available for external commerce is the official exchange rate, which as of December 31, 2022 was Pesos 177 per dollar.

•Exchange rate risk

The Group’s cash flows, statement of income and statement of financial position are presented in U.S. Dollars and may be affected by fluctuations in exchange rates. Currency risks, as defined by IFRS 7, arise on account of monetary assets and liabilities being denominated in a currency that is not the functional currency.

A significant majority of the Group’s business activities is conducted in the functional currencies of the respective subsidiaries (primarily the Brazilian Reais and the Argentine Peso). However, the Group may transact in currencies other than the respective functional currencies, mainly the U.S. Dollar. As such, these subsidiaries may hold U.S. Dollar denominated monetary balances at each year-end as indicated in the tables below.

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

	2022
	Subsidiaries’ functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Uruguayan Peso	U.S. Dollar	Total
Argentine Peso	(217,659)	—	—	—	(217,659)
Brazilian Reais	—	(481,232)	—	—	(481,232)
U.S. Dollar	(179,319)	(290,366)	22,810	26,745	(420,130)
Uruguayan Peso	—	—	(2,167)	—	(2,167)
Total	(396,978)	(771,598)	20,643	26,745	(1,121,188)

	2021
	Subsidiaries’ functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Uruguayan Peso	U.S. Dollar	Total
Argentine Peso	(33,002)	—	—	—	(33,002)
Brazilian Reais	—	(396,288)	—	—	(396,288)
U.S. Dollar	(267,448)	(270,213)	21,773	30,490	(485,398)
Uruguayan Peso	—	—	(1,837)	—	(1,837)
Total	(300,450)	(666,501)	19,936	30,490	(916,525)

The Group’s analysis shown on the tables below is carried out based on the exposure of each functional currency subsidiary against the U.S. Dollar. The Group estimated that, other factors being constant, a hypothetical 10% appreciation/(depreciation) of the U.S. Dollar against the respective functional currencies for the years ended December 31, 2022 and 2021 would have (decreased)/increased the Group’s Profit before income tax for the year. A portion of this effect would have been recognized as other comprehensive income since a portion of the Company’s borrowings was used as cash flow hedge of the foreign exchange rate risk of a portion of its highly probable future sales in U.S. Dollars (see Hedge Accounting - Cash Flow Hedge below for details).

		Functional currency
Net monetary position		Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
2022	U.S. Dollar	(17,932)	(29,037)	2,281	(44,688)
2021	U.S. Dollar	(26,745)	(27,021)	2,177	(51,589)

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

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)

 Hedge Accounting Cash Flow Hedge

The Group formally documents and designates cash flow hedging relationships to hedge the foreign exchange rate risk of a portion of its highly probable future sales in U.S. Dollars using a portion of its borrowings denominated in U.S. Dollars, currency forwards and foreign currency floating-to-fixed interest rate swaps, as needed.

Generally, the principal amounts of long-term borrowings (non-derivative financial instruments) and notional values of foreign currency forward contracts (derivative financial instruments) are designated as hedging instruments. These instruments are exposed to foreign currency risks, mainly Brazilian Reais/ U.S. Dollar related to operations in Brazil and Argentine Peso/U.S. Dollar in Argentina related to operations in Argentina. As of December 31, 2022, and 2021, approximately 10% of projected sales within those countries qualify as highly probable forecast transactions for hedge accounting purposes and are designated as hedged items.

The Group prepares formal documentation to support hedge designation, including an explanation of how the designation of the hedging relationship is aligned with the Group’s Risk Management Policy, identification of the hedging instrument, the hedged transactions, the nature of the risk being hedged and an analysis which demonstrates that the hedge is expected to be highly effective. The Group reassesses the prospective and retrospective effectiveness of the hedge on an ongoing basis comparing the foreign currency component of the carrying amount of the hedging instruments and of the highly probable future sales.

Under cash flow hedge accounting, the effect of changes in foreign currency exchange rates on derivative and non-derivative hedging instruments are not immediately recognized in profit or loss but are reclassified from equity to profit or loss in the periods when the future sales occur, thus allowing for a more appropriate presentation of the results for the period reflecting the strategy in the Group’s Risk Management Policy.

Currently, based on the Group’s plans, it is expected that the cash flows will occur and affect profit or loss between 2023 and 2027.

For the year ended December 31, 2022, a pre-tax loss of US$15,621 (US$10,565 pre-tax loss in 2021 and US$ 46,145 loss in 2020) was recognized in other comprehensive income and an amount of US$41,371 loss (US$54,650 loss in 2021 and US$26,031 loss in 2020) was reclassified from equity to profit or loss within “Financial results, net”.

•Raw material price risk

Inflation in the costs of raw materials and goods and services from industry suppliers and manufacturers presents risks to project economics. A significant portion of the Group’s cost structure includes the cost of raw materials primarily seeds, fertilizers and agrochemicals, among others. Prices for these raw materials may vary significantly.

•End-product price risk

Prices for commodity products have historically been cyclical, reflecting overall economic conditions and changes in capacity within the industry, which affect the profitability of entities engaged in the agribusiness industry. The Group combines different actions to minimize price risk. A percentage of crops are to be sold during and post-harvest period. The Group manages minimum and maximum prices for each commodity as well as gross margin per each crop as to decide when and how to sell. End-product price risks are hedged if economically viable and possible by entering into forward contracts with major trading houses or by using derivative financial instruments, consisting mainly of crops and sugar future contracts, but also includes occasionally put and call options. A movement in end-product futures prices would result in a change in the fair value of the end product hedging contracts. These fair value changes, after taxes, are recorded in the consolidated statement of income.

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

As of December 31, 2022, cash and cash equivalents of the Group totaled US$230.7 million, which are available for use.

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

At December 31, 2022	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 Years	Total
Trade and other payables	197,780	16,843	31	336	214,990
Borrowings	322,923	103,844	772,634	383	1,199,784
Leases Liabilities	67,181	80,986	168,565	185,910	502,642
Derivative financial instruments	2,961	96	—	—	3,057
Total	590,845	201,769	941,230	186,629	1,920,473

At December 31, 2021	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 Years	Total
Trade and other payables	153,175	15	22	247	153,459
Borrowings	153,311	57,849	245,538	577,178	1,033,876
Leases Liabilities	53,384	53,172	122,625	123,180	352,361
Derivative financial instruments	1,283	—	—	—	1,283
Total	361,153	111,036	368,185	700,605	1,540,979

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

 The analysis for the year ended December 31, 2022 and 2021 is as follows:

	2022
	Subsidiaries’ functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	U.S. Dollar	Total
Fixed rate:
Argentine Peso	195,982	—	—	—	195,982
Brazilian Reais	—	4,476	—	—	4,476
U.S. Dollar	62,051	388,350	—	149,884	600,285
Subtotal fixed-rate borrowings	258,033	392,826	—	149,884	800,743
Variable rate:
Brazilian Reais	—	188,801	—	—	188,801
U.S. Dollar	18,096	112	—	—	18,208
Subtotal variable-rate borrowings	18,096	188,913	—	—	207,009
Total borrowings as per statement of financial position	276,129	581,739	—	149,884	1,007,752

	2021
	Subsidiaries’ functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	U.S. Dollar	Total
Fixed rate:
Argentine Peso	11,769	—	—	—	11,769
Brazilian Reais	—	10,887	—	—	10,887
U.S. Dollar	96,456	342,522	—	165,173	604,151
Subtotal fixed-rate borrowings	108,225	353,409	—	165,173	626,807
Variable rate:
Brazilian Reais	—	169,597	—	—	169,597
U.S. Dollar	19,793	1,454	—	—	21,247
Subtotal variable-rate borrowings	19,793	171,051	—	—	190,844
Total borrowings as per statement of financial position	128,018	524,460	—	165,173	817,651

For the years ended December 31, 2022 and 2021, if interest rates on floating-rate borrowings had been 1% higher with all other variables held constant, the Group’s Profit before income tax for the years would have decreased as shown below. A 1% decrease in interest rates would have an equal and opposite effect on the income statement.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)

	2022
	Subsidiaries’ functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	U.S. Dollar	Total
Variable rate:
Brazilian Reais	—	(1,888)	—	—	(1,888)
U.S. Dollar	(181)	(1)	—	—	(182)
Total effects on profit before income tax	(181)	(1,889)	—	—	(2,070)

	2021
	Subsidiaries’ functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reias	Uruguayan Peso	U.S. Dollar	Total
Variable rate:
Brazilian Reais	—	(1,696)	—	—	(1,696)
U.S. Dollar	(198)	(15)	—	—	(213)
Total effects on profit before income tax	(198)	(1,711)	—	—	(1,909)

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

The Group is currently negotiating with its contractual counterparts a replacement of the LIBOR-related contracts. Although the negotiations are not finalized yet, the Group expects that it will obtain similar interest rates as replacements. However, there can be no assurance that all negotiations will be favorable to the Group.

•Credit risk

The Group’s exposure to credit risk mainly arise from the potential non-performance of contractual obligations by the parties, in relation to amounts owed for physical product sales, the use of derivative instruments, and the investment of surplus cash balances. The Group is also exposed to political and economic risk events, which may cause non-payment of foreign currency obligations to the Group.

The Group’s policy is to manage credit exposure to trading counterparties within defined trading limits. All of the Group’s significant counterparties are assigned internal credit limits.

The Group regularly sells to a large base of customers. The type and class of customers may differ depending on the Group’s business segments. For the years ended December 31, 2022 and 2021, more than 71% and 73%, respectively, of the Group’s sales of crops were sold to 34 and 27 well-known customers (both multinational and local) with a good credit history with the Group. In the rice segment 74% and 68% of sales were sold to 79 and 28 well-known customers for the years ended December 31, 2022 and 2021, respectively. In the Sugar, Ethanol and Energy segment, sales of ethanol were concentrated in 66 and 39 customers, which represented 100% of total sales of ethanol for the years ended December 31, 2022 and 2021, respectively. Approximately 100% and 86% of the Group’s sales of sugar were concentrated in 158 and 124 well-known traders for the years ended December 31, 2022 and 2021, respectively. For the years ended December 31, 2022 and 2021, 94% and 95% of energy sales were concentrated in 59 and 72 major customers, respectively. In the dairy segment, 62% and 67% of the sales were concentrated in 53 and 18 well-known customers for the years ended December 31, 2022 and 2021, respectively.

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

The Group is exposed to counterparty credit risk on cash and cash equivalent balances. The Group holds cash on deposit with a number of financial institutions. The Group manages its credit risk exposure by limiting individual deposits to clearly defined limits. The Group only deposits with high quality banks and financial institutions. As of December 31, 2022 and 2021, the total amount of cash and cash equivalents mainly comprise cash in banks and short-term bank deposits. The Group is authorized to transact with banks rated “BBB+” or higher. As of both December 31, 2022 and 2021, 4 banks (primarily JP Morgan, Banco do Brasil, Credit Agricole and Banco Itaú) accounted for more than 86% and 81%, respectively, of the total cash deposited. The remaining amount of cash and cash equivalents relates to cash in hand. Additionally, during the year ended December 31, 2022, the Group invested in fixed-term bank deposits with mainly two banks (FCI and ING), treasury bills and also entered into derivative contracts (currency forward). The Group’s exposure of credit risk arising from cash and cash equivalents is set out in Note 20.

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

•Capital risk management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, it may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or buy own shares or sell assets to reduce debt. Consistent with others in the industry, the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as total debt (including current and non-current borrowings as shown in the consolidated statement of financial position, if applicable) divided by total capital. Total capital is calculated as equity, as shown in the consolidated statement of financial position, plus total borrowings. During the year ended December 31, 2022, the strategy was to maintain the gearing ratio within 0.40 to 0.60, as follows:

	2022	2021
Total borrowings	1,007,752	817,651
Total equity	1,163,643	1,047,830
Total capital	2,171,395	1,865,481
Gearing ratio	0.46	0.44

•Derivative financial instruments

As part of its business operations, the Group may uses a variety of derivative financial instruments to manage its exposure to the financial risks discussed above. As part of its strategy, the Group may enter into derivatives of (i) interest rate to manage the composition of floating and fixed rate debt; (ii) currency to manage exchange rate risk, and (iii) crop (future

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)
contracts and put and call options) to manage its exposure to price volatility stemming from its integrated crop production activities. The Group’s policy is not to use derivatives for speculative purposes.

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

The following tables show the outstanding positions for each type of derivative contract as of the date of each statement of financial position:

▪ Futures / options

As of December 31, 2022:

	2022
Type of derivative contract	Quantities (thousands) (**)	Notional amount	Fair Value Asset/ (Liability)	(Loss)/Gain (*)
Futures:
Sale
Corn	5	992	(193)	(193)
Soybean	34	12,696	(1,081)	(1,085)
Wheat	9	2,956	111	115
Sugar	99	3,437	(1,526)	(1,778)
Total	147	20,081	(2,689)	(2,941)
 As of December 31, 2021:

	2021
Type of derivative contract	Quantities (thousands) (**)	Notional amount	Fair Value Asset/ (Liability)	(Loss)/Gain (*)
Futures:
Sale
Corn	6	935	157	157
Soybean	55	17,782	(1,283)	(1,283)
Sugar	87	35,922	671	292
Total	148	54,639	(455)	(834)
(*) Included in the line item “(loss) / gain from commodity derivative financial instruments” of Note 8.
(**) All quantities expressed either in tons or cubic meters, as applicable.
Commodity future contract fair values are computed with reference to quoted market prices on future exchanges.

▪Floating-to-fixed interest rate swaps

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)
In April 2022, one of the Group's subsidiaries in Brazil, Usina Monte Alegre (“UMA”) entered into a R$ 20 million loan with Itaú BBA. The loan bears interest at a fixed rate of 13.23% p.a. Concurrently, UMA entered into a swap agreement, to effectively convert the fixed-interest-rate loan into a variable-interest-rate loan denominated in CDI (an interbank floating interest rate in Reais), plus a fixed rate of 1.29%. The swap matures on March 24, 2024, mirroring the loan’s maturity date, and resulted in a recognition of a loss of US$ 90 thousand in 2022.

In December 2020, one of the Group's subsidiaries in Brazil, Adecoagro Vale do Ivinhema entered into an interest rate swap agreement with Itaú BBA for  an aggregate amount of US$400 million. Pursuant to this agreement, Adecoagro Vale do Ivinhema receives IPCA (Extended National Consumer Price Index) plus 4.24% per year and pays CDI (an interbank floating interest rate in Reais) plus 1.85% per year. This swap agreement expires semiannually until December, 2026. This agreement resulted in a recognition of a loss of US$2.2 million in 2022 and a gain of US$2.1 million in 2021.

▪Currency forward

During the year ended December 31, 2022 the Group entered into several currency forward contracts with Brazilian banks, in order to hedge the fluctuation of the Brazilian Reais against the U.S. Dollar, for a total aggregate amount of US$ 4 million. It resulted in the recognition of non-significant gain or losses in 2022.

Also, the Group entered into several currency forward contracts to hedge the fluctuation of the U.S. Dollar against the Euro for a total notional amount of US$ 2.2 million. The currency forward contracts maturity date is March 2023. The outstanding contracts resulted in the recognition of a loss amounting to US$ 0.16 million in 2022. (2021:nil)

Gains and losses on currency forward contracts are included within “Financial results, net” in the statement of income.

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

•The ‘Farming’ is further comprised of three reportable segments:

•‘Crops’ Segment which consists of planting, harvesting and sale of grains, oilseeds and fibers (including wheat, corn, soybeans, peanuts, cotton and sunflowers, among others), and to a lesser extent the provision of grain warehousing/conditioning and handling and drying services to third parties. Each underlying crop in this segment does not represent a separate operating segment. Management seeks to maximize the use of the land through the cultivation of one or more type of crops. Types and surface amount of crops cultivated may vary from harvest year to harvest year depending on several factors, some of them out of the Group’s control. Management is focused on the long-term performance of the productive land, and to that extent, the performance is assessed considering the aggregated combination, if any, of crops planted in the land. A single manager is responsible for the management of operating activity of all crops rather than for each individual crop.

•‘Rice’ Segment which consists of planting, harvesting, processing and marketing of rice.

•‘Dairy’ Segment which consists of the production and sale of raw milk and industrialized products, including UHT, cheese and powder milk among others.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
•‘All Other Segments’ which consists of the aggregation of the remaining non-reportable operating segments, which do not meet the quantitative thresholds for disclosure, namely, Coffee and Cattle.

•‘Sugar, Ethanol and Energy’ Segment which consists of cultivating sugarcane which is processed in owned sugar mills, transformed into ethanol, sugar and electricity and then marketed;

•‘Land Transformation’ Segment comprises the (i) identification and acquisition of underdeveloped and undermanaged farmland businesses; and (ii) realization of value through the strategic disposition of assets (generating profits).

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

The re-measurement and translation processes are applied on a monthly basis until year-end. Due to these processes, the re-measured and translated results of operations for a given month are subject to change until year-end, affecting comparison and analysis.

Following the adoption of IAS 29 to the Argentine operations of the Group, management changed the information reviewed by the CODM. Accordingly, as from July 1, 2018, (commencement of hyper-inflation accounting in Argentina), the information provided to the CODM departs from the application of IAS 29 and IAS 21 re-measurement and translation processes as follows. For segment reporting purposes, the segment results of the Argentine operations for each reporting period were adjusted for inflation and translated into the Group’s reporting currency using the reporting period average exchange rate. The translated amounts were not subsequently re-measured and translated in accordance with the IAS 29 and IAS 21 procedures outlined above.

In order to evaluate the segment’s performance on a monthly basis, results of operations in Argentina are based on monthly data adjusted for inflation and converted into the average exchange rate of the U.S. Dollar each month. These already converted figures are subsequently not readjusted and reconverted as described above under IAS 29 and IAS 21. It should be noted that this translation methodology for evaluating segment information is the same that the Group uses to translate results of operation from its other subsidiaries from other countries that have not been designated hyperinflationary economies because it allows for a more accurate analysis of the economic performance of its business as a whole.

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

The following tables show a reconciliation of the reportable segments where the information reviewed by the CODM differs from the reportable segment information measured in accordance with IAS 29 and IAS 21 as per the Consolidated Financial Statements for all years presented. These tables do not include information for the Sugar, Ethanol and Energy reportable segment since this information is not affected by the application of IAS 29 and therefore there is no difference between the information reviewed by the CODM and the information included in the Consolidated Financial Statements:

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
Segment reconciliation for the year ended December 31, 2022:

	2022
	Crops			Rice			Dairy
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	275,200	(2,463)	272,737	203,686	(197)	203,489	236,222	(1,210)	235,012
Cost of goods and services rendered	(252,879)	2,217	(250,662)	(159,940)	(380)	(160,320)	(204,924)	1,039	(203,885)
Initial recognition and changes in fair value of biological assets and agricultural produce	64,133	1,441	65,574	14,802	521	15,323	27,523	(266)	27,257
Gain from changes in net realizable value of agricultural produce after harvest	(21,495)	136	(21,359)	—	—	—	—	—	—
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	64,959	1,331	66,290	58,548	(56)	58,492	58,821	(437)	58,384
General and administrative expenses	(13,175)	5	(13,170)	(15,404)	169	(15,235)	(10,378)	181	(10,197)
Selling expenses	(31,672)	208	(31,464)	(34,630)	229	(34,401)	(27,050)	76	(26,974)
Other operating income, net	(1,021)	(653)	(1,674)	79	1	80	(8)	(3)	(11)
Bargain purchase gain on acquisition	—	—	—	10,070	37	10,107	—	—	—
Profit from Operations	19,091	891	19,982	18,663	380	19,043	21,385	(183)	21,202

Depreciation and amortization	(7,908)	40	(7,868)	(12,112)	97	(12,015)	(10,075)	57	(10,018)
Net (loss) / gain from Fair value adjustment of investment property	—	—	—	—	—	—	—	—	—

	2022
	All other segments			Land transformation			Corporate			Total
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	5,839	(113)	5,726	—	—	—	—	—	—	1,351,707	(3,983)	1,347,724
Cost of goods and services rendered	(5,153)	114	(5,039)	—	—	—	—	—	—	(1,078,737)	2,990	(1,075,747)
Initial recognition and changes in fair value of biological assets and agricultural produce	(336)	57	(279)	—	—	—	—	—	—	214,188	1,753	215,941
Gain from changes in net realizable value of agricultural produce after harvest	—	—	—	—	—	—	—	—	—	(22,429)	136	(22,293)
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	350	58	408	—	—	—	—	—	—	464,729	896	465,625
General and administrative expenses	(220)	1	(219)	—	—	—	(23,413)	(136)	(23,549)	(84,507)	220	(84,287)
Selling expenses	(257)	4	(253)	—	—	—	(257)	(1)	(258)	(144,031)	516	(143,515)
Other operating income, net	(2,801)	(195)	(2,996)	3,699	6	3,705	(136)	21	(115)	2,693	(823)	1,870
Bargain purchase gain on acquisition	—	—	—	—	—	—	—	—	—	10,070	37	10,107
Profit from Operations	(2,928)	(132)	(3,060)	3,699	6	3,705	(23,806)	(116)	(23,922)	248,954	846	249,800

Depreciation and amortization	(212)	—	(212)	—	—	—	22	(29)	(7)	(191,205)	165	(191,040)
Net (loss) / gain from Fair value adjustment of investment property	(2,764)	(197)	(2,961)	—	—	—	—	—	—	(2,764)	(197)	(2,961)

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
Segment reconciliation for the year ended December 31, 2021:

	2021
	Crops			Rice			Dairy
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	228,894	11,836	240,730	130,526	4,343	134,869	172,803	10,251	183,054
Cost of goods and services rendered	(203,148)	(10,083)	(213,231)	(109,709)	(2,336)	(112,045)	(149,738)	(8,339)	(158,077)
Initial recognition and changes in fair value of biological assets and agricultural produce	65,704	8,286	73,990	37,119	6,715	43,834	18,336	1,559	19,895
Gain from changes in net realizable value of agricultural produce after harvest	(10,163)	(1,221)	(11,384)	—	—	—	—	—	—
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	81,287	8,818	90,105	57,936	8,722	66,658	41,401	3,471	44,872
General and administrative expenses	(10,273)	(827)	(11,100)	(8,891)	(869)	(9,760)	(4,715)	(541)	(5,256)
Selling expenses	(21,925)	(1,494)	(23,419)	(16,618)	(1,490)	(18,108)	(20,779)	(1,793)	(22,572)
Other operating income, net	(3,538)	(185)	(3,723)	239	46	285	(150)	(20)	(170)
Profit from Operations	45,551	6,312	51,863	32,666	6,409	39,075	15,757	1,117	16,874

Depreciation and amortization	(6,501)	(634)	(7,135)	(8,080)	(814)	(8,894)	(7,144)	(797)	(7,941)
Net (loss) / gain from Fair value adjustment of investment property	—	—	—	—	—	—	—	—	—

	2021
	All other segments			Land transformation			Corporate			Total
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	3,490	199	3,689	—	—	—	—	—	—	1,097,723	26,629	1,124,352
Cost of goods and services rendered	(2,966)	(145)	(3,111)	—	—	—	—	—	—	(834,062)	(20,903)	(854,965)
Initial recognition and changes in fair value of biological assets and agricultural produce	1,380	(18)	1,362	—	—	—	—	—	—	211,198	16,542	227,740
Gain from changes in net realizable value of agricultural produce after harvest	—	—	—	—	—	—	—	—	—	(11,658)	(1,221)	(12,879)
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	1,904	36	1,940	—	—	—	—	—	—	463,201	21,047	484,248
General and administrative expenses	(173)	(14)	(187)	—	—	—	(22,119)	(1,908)	(24,027)	(65,635)	(4,159)	(69,794)
Selling expenses	(273)	(17)	(290)	—	—	—	(306)	(21)	(327)	(112,847)	(4,815)	(117,662)
Other operating income, net	(3,995)	(470)	(4,465)	6,613	—	6,613	103	(21)	82	(18,118)	(650)	(18,768)
Profit from Operations	(2,537)	(465)	(3,002)	6,613	—	6,613	(22,322)	(1,950)	(24,272)	266,601	11,423	278,024

Depreciation and amortization	(175)	(15)	(190)	—	—	—	(738)	(49)	(787)	(166,619)	(2,309)	(168,928)
Net (loss) / gain from Fair value adjustment of investment property	(3,884)	(447)	(4,331)	—	—	—	—	—	—	(3,884)	(447)	(4,331)

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
Segment reconciliation for the year ended December 31, 2020:

	2020
	Crops			Rice			Dairy
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	170,114	(1,653)	168,461	102,886	(1,024)	101,862	135,471	(1,997)	133,474
Cost of goods and services rendered	(150,745)	1,495	(149,250)	(74,395)	565	(73,830)	(117,754)	1,747	(116,007)
Initial recognition and changes in fair value of biological assets and agricultural produce	41,777	(934)	40,843	19,449	(772)	18,677	12,638	(294)	12,344
Gain from changes in net realizable value of agricultural produce after harvest	7,078	(71)	7,007	—	—	—	(2)	—	(2)
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	68,224	(1,163)	67,061	47,940	(1,231)	46,709	30,353	(544)	29,809
General and administrative expenses	(6,816)	122	(6,694)	(7,045)	146	(6,899)	(4,896)	108	(4,788)
Selling expenses	(18,265)	267	(17,998)	(14,170)	247	(13,923)	(13,824)	284	(13,540)
Other operating income, net	(12,846)	(7)	(12,853)	731	(18)	713	(189)	3	(186)
Profit from Operations	30,297	(781)	29,516	27,456	(856)	26,600	11,444	(149)	11,295

Depreciation and amortization	(5,397)	111	(5,286)	(6,652)	147	(6,505)	(6,709)	141	(6,568)
Net (loss) / gain from Fair value adjustment of investment property	—	—	—	—	—	—	—	—	—

	2020
	All other segments			Corporate			Total
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	2,545	(37)	2,508	—	—	—	822,475	(4,711)	817,764
Cost of goods and services rendered	(1,984)	22	(1,962)	—	—	—	(615,775)	3,829	(611,946)
Initial recognition and changes in fair value of biological assets and agricultural produce	1,269	(13)	1,256	—	—	—	124,742	(2,013)	122,729
Gain from changes in net realizable value of agricultural produce after harvest	—	—	—	—	—	—	7,076	(71)	7,005
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	1,830	(28)	1,802	—	—	—	338,518	(2,966)	335,552
General and administrative expenses	(120)	2	(118)	(19,319)	336	(18,983)	(54,138)	710	(53,428)
Selling expenses	(217)	3	(214)	(202)	7	(195)	(95,866)	808	(95,058)
Other operating income, net	1,069	(2)	1,067	(161)	(8)	(169)	2,033	(46)	1,987
Profit from Operations	2,562	(25)	2,537	(19,682)	335	(19,347)	190,547	(1,494)	189,053

Depreciation and amortization	(138)	3	(135)	(876)	14	(862)	(142,288)	416	(141,872)
Net (loss) / gain from Fair value adjustment of investment property	1,080	(3)	1,077	—	—	—	1,080	(3)	1,077

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

Segment analysis for the year ended December 31, 2022:

	Farming					Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	All other segments	Farming subtotal
Sales of goods and services rendered	275,200	203,686	236,222	5,839	720,947	630,760	—	—	1,351,707
Cost of goods sold and services rendered	(252,879)	(159,940)	(204,924)	(5,153)	(622,896)	(455,841)	—	—	(1,078,737)
Initial recognition and changes in fair value of biological assets and agricultural produce	64,133	14,802	27,523	(336)	106,122	108,066	—	—	214,188
Changes in net realizable value of agricultural produce after harvest	(21,495)	—	—	—	(21,495)	(934)	—	—	(22,429)
Margin on manufacturing and agricultural activities before operating expenses	64,959	58,548	58,821	350	182,678	282,051	—	—	464,729
General and administrative expenses	(13,175)	(15,404)	(10,378)	(220)	(39,177)	(21,917)	—	(23,413)	(84,507)
Selling expenses	(31,672)	(34,630)	(27,050)	(257)	(93,609)	(50,165)	—	(257)	(144,031)
Other operating income, net	(1,021)	79	(8)	(2,801)	(3,751)	2,881	3,699	(136)	2,693
Bargain purchase gain on acquisition	—	10,070	—	—	10,070	—	—	—	10,070
Profit / (loss) from operations	19,091	18,663	21,385	(2,928)	56,211	212,850	3,699	(23,806)	248,954

Depreciation and amortization	(7,908)	(12,112)	(10,075)	(212)	(30,307)	(160,920)	—	22	(191,205)
Net (loss) / gain from Fair value adjustment of investment property	—	—	—	(2,764)	(2,764)	—	—	—	(2,764)
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	3,929	3,701	(2,276)	(2,231)	3,123	35,232	—	—	38,355
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	60,204	11,101	29,799	1,895	102,999	72,834	—	—	175,833
Changes in net realizable value of agricultural produce after harvest (unrealized)	72	—	—	—	72	—	—	—	72
Changes in net realizable value of agricultural produce after harvest (realized)	(21,567)	—	—	—	(21,567)	(934)	—	—	(22,501)

Farmlands and farmland improvements, net	457,286	149,251	2,221	56,928	665,686	78,647	—	—	744,333
Machinery, equipment and other fixed assets, net	48,691	58,827	108,589	1,792	217,899	171,307	—	—	389,206
Bearer plants, net	1,057	—	—	—	1,057	351,670	—	—	352,727
Work in progress	7,021	29,061	22,325	2,399	60,806	18,283	—	—	79,089
Right of use assest	18,952	8,594	711	—	28,257	330,681	—	1,243	360,181
Investment property	—	—	—	33,330	33,330	—	—	—	33,330
Goodwill	7,990	1,106	5,263	—	14,359	4,185	—	—	18,544
Biological assets	66,002	52,752	30,045	8,214	157,013	109,431	—	—	266,444
Finished goods	37,539	13,659	12,825	—	64,023	88,693	—	—	152,716
Raw materials, stocks held by third parties and others	62,911	22,129	8,700	291	94,031	27,275	—	—	121,306
Total segment assets	707,449	335,379	190,679	102,954	1,336,461	1,180,172	—	1,243	2,517,876
Borrowings	41,493	113,133	138,241	—	292,867	587,865	—	127,020	1,007,752
Lease liabilities	18,234	8,281	623	—	27,138	310,162	—	680	337,980
Total segment liabilities	59,727	121,414	138,864	—	320,005	898,027	—	127,700	1,345,732

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
Segment analysis for the year ended December 31, 2021

	Farming					Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	All other segments	Farming subtotal
Sales of goods and services rendered	228,894	130,526	172,803	3,490	535,713	562,010	—	—	1,097,723
Cost of goods sold and services rendered	(203,148)	(109,709)	(149,738)	(2,966)	(465,561)	(368,501)	—	—	(834,062)
Initial recognition and changes in fair value of biological assets and agricultural produce	65,704	37,119	18,336	1,380	122,539	88,659	—	—	211,198
Changes in net realizable value of agricultural produce after harvest	(10,163)	—	—	—	(10,163)	(1,495)	—	—	(11,658)
Margin on manufacturing and agricultural activities before operating expenses	81,287	57,936	41,401	1,904	182,528	280,673	—	—	463,201
General and administrative expenses	(10,273)	(8,891)	(4,715)	(173)	(24,052)	(19,464)	—	(22,119)	(65,635)
Selling expenses	(21,925)	(16,618)	(20,779)	(273)	(59,595)	(52,946)	—	(306)	(112,847)
Other operating income, net	(3,538)	239	(150)	(3,995)	(7,444)	(17,390)	6,613	103	(18,118)
Profit / (loss) from operations	45,551	32,666	15,757	(2,537)	91,437	190,873	6,613	(22,322)	266,601

Depreciation and amortization	(6,501)	(8,080)	(7,144)	(175)	(21,900)	(143,981)	—	(738)	(166,619)
Net (loss) / gain from Fair value adjustment of investment property	—	—	—	(3,884)	(3,884)	—	—	—	(3,884)
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	14,399	4,117	(6,271)	8,904	21,149	(16,294)	—	—	4,855
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	51,305	33,002	24,607	(7,524)	101,390	104,953	—	—	206,343
Changes in net realizable value of agricultural produce after harvest (unrealized)	(4,001)	—	—	—	(4,001)	—	—	—	(4,001)
Changes in net realizable value of agricultural produce after harvest (realized)	(6,162)	—	—	—	(6,162)	(1,495)	—	—	(7,657)

Farmlands and farmland improvements, net	448,608	146,795	2,143	56,315	653,861	73,979	—	—	727,840
Machinery, equipment and other fixed assets, net	47,122	29,543	81,516	1,641	159,822	158,611	—	—	318,433
Bearer plants, net	892	—	—	—	892	294,090	—	—	294,982
Work in progress	3,444	33,200	27,341	1,496	65,481	15,887	—	—	81,368
Right of use assets	13,005	3,361	930	—	17,296	243,469	—	11	260,776
Investment property	—	—	—	32,132	32,132	—	—	—	32,132
Goodwill	7,074	979	4,660	—	12,713	3,913	—	—	16,626
Biological assets	54,886	42,729	18,979	7,257	123,851	71,327	—	—	195,178
Finished goods	37,225	5,015	15,157	—	57,397	80,857	—	—	138,254
Raw materials, stocks held by third parties and others	42,253	14,797	10,416	579	68,045	33,225	—	—	101,270
Total segment assets	654,509	276,419	161,142	99,420	1,191,490	975,358	—	11	2,166,859
Borrowings	31,755	34,230	62,061	—	128,046	524,461	—	165,144	817,651
Lease liabilities	14,106	4,157	924	—	19,187	227,585	—	82	246,854
Total segment liabilities	45,861	38,387	62,985	—	147,233	752,046	—	165,226	1,064,505

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
Segment analysis for the year ended December 31, 2020

	Farming					Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	All other segments	Farming subtotal
Sales of goods and services rendered	170,114	102,886	135,471	2,545	411,016	411,459	—	—	822,475
Cost of goods sold and services rendered	(150,745)	(74,395)	(117,754)	(1,984)	(344,878)	(270,897)	—	—	(615,775)
Initial recognition and changes in fair value of biological assets and agricultural produce	41,777	19,449	12,638	1,269	75,133	49,609	—	—	124,742
Changes in net realizable value of agricultural produce after harvest	7,078	—	(2)	—	7,076	—	—	—	7,076
Margin on manufacturing and agricultural activities before operating expenses	68,224	47,940	30,353	1,830	148,347	190,171	—	—	338,518
General and administrative expenses	(6,816)	(7,045)	(4,896)	(120)	(18,877)	(15,942)	—	(19,319)	(54,138)
Selling expenses	(18,265)	(14,170)	(13,824)	(217)	(46,476)	(49,188)	—	(202)	(95,866)
Other operating income, net	(12,846)	731	(189)	1,069	(11,235)	5,495	7,934	(161)	2,033
Profit / (loss) from operations	30,297	27,456	11,444	2,562	71,759	130,536	7,934	(19,682)	190,547

Depreciation and amortization	(5,397)	(6,652)	(6,709)	(138)	(18,896)	(122,516)	—	(876)	(142,288)
Net (loss) / gain from Fair value adjustment of investment property	—	—	—	1,080	1,080	—	—	—	1,080
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	12,211	3,975	(5,151)	2,258	13,293	19,682	—	—	32,975
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	29,566	15,474	17,789	(989)	61,840	29,927	—	—	91,767
Changes in net realizable value of agricultural produce after harvest (unrealized)	(481)	—	—	—	(481)	—	—	—	(481)
Changes in net realizable value of agricultural produce after harvest (realized)	7,559	—	(2)	—	7,557	—	—	—	7,557
Total segment assets and liabilities are measured in a manner consistent with that of the Consolidated Financial Statements. These assets and liabilities are allocated based on the operations of the segment and the physical location of the asset.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)

Total reportable segments’ assets and liabilities are reconciled to total assets as per the statement of financial position as follows:

	2022	2021
Total reportable assets as per segment information	2,517,876	2,166,859
Intangible assets (excluding goodwill)	17,576	14,711
Deferred income tax assets	8,758	10,321
Trade and other receivables	228,378	188,080
Other assets	1,701	1,079
Derivative financial instruments	5,342	1,585
Restricted short-term investment	98,571	—
Cash and cash equivalents	230,653	199,766
Total assets as per the statement of financial position	3,108,855	2,582,401

	2022	2021
Total reportable liabilities as per segment information	1,345,732	1,064,505
Trade and other payables	259,607	169,030
Deferred income tax liabilities	301,414	265,848
Payroll and social liabilities	31,545	26,294
Provisions for other liabilities	3,435	5,986
Current income tax liabilities	422	1,625
Derivative financial instruments	3,057	1,283
Total liabilities as per the statement of financial position	1,945,212	1,534,571

Non-current assets and revenues and fair value gains and losses are shown by geographic region. These are the regions in which the Group is active: Argentina, Brazil, Uruguay and others.

As of and for the year ended December 31, 2022:

	Argentina	Brazil	Uruguay	Others (*)	Total
Property, plant and equipment	914,444	620,065	30,846	—	1,565,355
Investment property	33,330	—	—	—	33,330
Goodwill	14,359	4,185	—	—	18,544
Non-current portion of biological assets	30,622	—	—	—	30,622

Sales of goods and services rendered	373,746	494,215	472,538	11,208	1,351,707
Initial recognition and changes in fair value of biological assets and agricultural produce	102,656	108,066	3,466	—	214,188
Changes in net realizable value of agricultural produce after harvest	(21,482)	(934)	(13)	—	(22,429)

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
(*) It includes the initial operations in Chile which are not disclosed separately on materiality grounds.
As of and for the year ended December 31, 2020:

	Argentina	Brazil	Uruguay	Total
Sales of goods and services rendered	389,018	411,779	21,678	822,475
Initial recognition and changes in fair value of biological assets and agricultural produce	72,391	50,348	2,003	124,742
Changes in net realizable value of agricultural produce after harvest	6,770	(88)	394	7,076

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.    Sales

	2022	2021	2020
Manufactured products and services rendered:
Ethanol	387,124	291,883	199,062
Sugar	188,769	208,365	171,102
Energy (*)	34,919	50,321	42,756
Peanut	63,041	60,939	46,708
Sunflower	14,948	11,282	10,433
Cotton	6,780	2,540	1,969
Rice (*)	188,263	127,272	96,397
Fluid milk (UHT)	76,596	62,875	54,380
Powder milk (*)	84,257	62,728	40,500
Other diary products	37,648	28,834	17,205
Services	10,987	7,309	4,774
Rental income	841	615	584
Others	24,199	13,069	5,623
	1,118,372	928,032	691,493
Agricultural produce and biological assets:
Soybean	81,757	71,687	44,271
Corn	71,188	59,803	44,475
Wheat	19,915	27,349	14,457
Rice	3,994	—	—
Sunflower	9,885	6,167	633
Barley	4,175	1,684	275
Seeds	1,940	1,559	1,732
Raw milk	21,623	16,468	12,817
Cattle	5,039	3,111	1,959
Cattle for dairy	7,543	4,994	2,729
Others	2,293	3,498	2,923
	229,352	196,320	126,271
Total sales	1,347,724	1,124,352	817,764
(*) Includes sales of energy, rice and powder milk produced by third parties for an amount of US$ 4.5 million. (sales of rice, energy and butter for an amount of US$ 11.5 million and US$ 13.9 million for the years 2021 and 2020 respectively).

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

The notional amount of these contracts is US$89.9 million as of December 31, 2022 (2021: US$75.9 million; 2020: US$42.2 million) and comprised primarily of 34,879 thousand tons of sugar (US$ 26.1 million), 34,905 thousand m3 of ethanol (US$21.5 million), 543,795 thousand mwh of energy (US$28.8 million), 5,498 thousand tons of soybean (US$2.0 million), 15,051 thousand tons of wheat (US$5.1 million), and 16,112 thousand tons of corn (US$3.5 million) which expire between January and December 2023.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.    Cost of goods sold and services rendered

For the year ended December 31:

	2022
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of year (Note 19)	37,225	5,015	15,157	—	80,857	138,254
Cost of production of manufactured products (Note 6)	68,510	165,330	180,723	—	455,336	869,899
Purchases	10,528	1,866	1,285	—	856	14,535
Acquisition of subsidiaries	—	8,413	—	—	—	8,413
Agricultural produce	240,469	—	21,647	5,039	11,571	278,726
Transfer to raw material	(75,158)	(6,549)	—	—	—	(81,707)
Direct agricultural selling expenses	25,623	—	—	—	—	25,623
Tax recoveries (i)	—	—	—	—	(17,800)	(17,800)
Changes in net realizable value of agricultural produce after harvest	(21,359)	—	—	—	(934)	(22,293)
Loss of idle capacity	—	—	—	—	7,507	7,507
Finished goods at the end of the year (Note 19)	(37,539)	(13,659)	(12,825)	—	(88,693)	(152,716)
Exchange differences	2,363	(96)	(2,102)	—	7,141	7,306
Cost of goods sold and services rendered	250,662	160,320	203,885	5,039	455,841	1,075,747

(i) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values.

For the year ended December 31:

	2021
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of year	30,267	5,970	6,489	—	34,315	77,041
Cost of production of manufactured products (Note 6)	59,590	124,304	158,083	—	415,408	757,385
Purchases	26,880	569	—	—	4,860	32,309
Agricultural produce	224,788	—	16,468	3,111	10,944	255,311
Transfer to raw material	(73,068)	(7,240)	—	—	—	(80,308)
Direct agricultural selling expenses	22,642	—	—	—	—	22,642
Tax recoveries (i)	—	—	—	—	(19,423)	(19,423)
Changes in net realizable value of agricultural produce after harvest	(11,384)	—	—	—	(1,495)	(12,879)
Loss of idle capacity	—	—	—	—	14,270	14,270
Finished goods at the end of the year (Note 19)	(37,225)	(5,015)	(15,157)	—	(80,857)	(138,254)
Exchange differences	(29,259)	(6,543)	(7,806)	—	(9,521)	(53,129)
Cost of goods sold and services rendered	213,231	112,045	158,077	3,111	368,501	854,965
(i) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.    Cost of goods sold and services rendered (continued)

For the year ended December 31:

	2020
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of year	17,830	5,805	4,779	—	36,864	65,278
Cost of production of manufactured products (Note 6)	44,074	79,507	102,933	—	285,627	512,141
Purchases	3,648	—	—	—	6,088	9,736
Agricultural produce	137,204	—	15,546	1,962	—	154,712
Transfer to raw material	(46,192)	(4,256)	—	—	—	(50,448)
Direct agricultural selling expenses	16,467	—	—	—	—	16,467
Tax recoveries (i)	—	—	—	—	(21,765)	(21,765)
Changes in net realizable value of agricultural produce after harvest	7,007	—	(2)	—	—	7,005
Finished goods at the end of the year (Note 19)	(30,267)	(5,970)	(6,489)	—	(34,315)	(77,041)
Exchange differences	(521)	(1,256)	(760)	—	(1,602)	(4,139)
Cost of goods sold and services rendered	149,250	73,830	116,007	1,962	270,897	611,946

(i) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.    Expenses by nature

The statement of income is presented under the function of expense method. Under this method, expenses are classified according to their function as “cost of goods sold and services rendered," “general and administrative expenses” and “selling expenses”.

The following table provides the additional disclosure required on the nature of expenses and their relationship to the function within the Group:

Expenses by nature for the year ended December 31, 2022:

	Cost of production of manufactured products (Note 5)					General and Administrative Expenses	Selling Expenses	Total
	Crops	Rice	Dairy	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	4,216	12,362	11,627	35,890	64,095	39,347	9,472	112,914
Raw materials and consumables	367	367	29,317	14,094	44,145	—	—	44,145
Depreciation and amortization	4,463	3,814	4,007	123,960	136,244	18,109	1,408	155,761
Depreciation of right of use assets	—	115	971	7,475	8,561	7,702	99	16,362
Fuel, lubricants and others	239	249	1,886	38,813	41,187	712	340	42,239
Maintenance and repairs	1,264	3,320	1,856	22,674	29,114	1,718	741	31,573
Freights	519	9,319	2,862	75	12,775	—	57,913	70,688
Export taxes / selling taxes	—	—	—	—	—	—	39,202	39,202
Export expenses	—	—	—	—	—	—	17,963	17,963
Contractors and services	2,218	720	569	7,044	10,551	—	—	10,551
Energy transmission	—	—	—	—	—	—	3,053	3,053
Energy power	1,577	3,172	3,189	733	8,671	373	89	9,133
Professional fees	59	86	110	837	1,092	8,337	802	10,231
Other taxes	25	117	110	2,775	3,027	852	63	3,942
Contingencies	—	—	—	—	—	568	—	568
Lease expense and similar arrangements	178	682	197	—	1,057	1,153	271	2,481
Third parties raw materials	8,270	23,934	75,674	13,693	121,571	—	—	121,571
Tax recoveries	—	—	—	(556)	(556)	—	—	(556)
Others	1,335	2,736	1,269	4,322	9,662	5,416	12,099	27,177
Subtotal	24,730	60,993	133,644	271,829	491,196	84,287	143,515	718,998
Own agricultural produce consumed	43,780	104,337	47,079	183,507	378,703	—	—	378,703
Total	68,510	165,330	180,723	455,336	869,899	84,287	143,515	1,097,701

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.    Expenses by nature (continued)

Expenses by nature for the year ended December 31, 2021:

	Cost of production of manufactured products (Note 5)					General and Administrative Expenses	Selling Expenses	Total
	Crops	Rice	Dairy	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	3,651	6,841	9,268	27,072	46,832	30,727	7,221	84,780
Raw materials and consumables	578	373	24,755	13,036	38,742	—	—	38,742
Depreciation and amortization	3,930	2,692	3,590	108,709	118,921	14,280	1,304	134,505
Depreciation of right of use assets	—	102	602	5,700	6,404	7,173	49	13,626
Fuel, lubricants and others	336	89	1,730	24,747	26,902	854	279	28,035
Maintenance and repairs	1,341	1,851	1,779	16,797	21,768	1,956	800	24,524
Freights	644	8,154	2,377	607	11,782	—	38,970	50,752
Export taxes / selling taxes	—	—	—	—	—	—	43,509	43,509
Export expenses	—	—	—	—	—	—	11,745	11,745
Contractors and services	2,587	235	260	6,758	9,840	—	—	9,840
Energy transmission	—	—	—	—	—	—	2,347	2,347
Energy power	1,276	1,501	2,544	839	6,160	335	85	6,580
Professional fees	78	84	140	692	994	7,600	815	9,409
Other taxes	23	92	118	3,049	3,282	582	62	3,926
Contingencies	—	—	—	—	—	855	—	855
Lease expense and similar arrangements	162	319	257	—	738	1,863	251	2,852
Third parties raw materials	2,804	2,852	62,737	15,240	83,633	—	—	83,633
Tax recoveries	—	—	—	(1,546)	(1,546)	—	—	(1,546)
Others	962	5,273	2,166	2,636	11,037	3,569	10,225	24,831
Subtotal	18,372	30,458	112,323	224,336	385,489	69,794	117,662	572,945
Own agricultural produce consumed	41,218	93,846	45,760	191,072	371,896	—	—	371,896
Total	59,590	124,304	158,083	415,408	757,385	69,794	117,662	944,841

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.    Expenses by nature (continued)

Expenses by nature for the year ended December 31, 2020:

	Cost of production of manufactured products (Note 5)
	Crops	Rice	Dairy	Sugar, Ethanol and Energy	Total	General and Administrative Expenses	Selling Expenses	Total
Salaries, social security expenses and employee benefits	2,348	4,466	7,452	26,341	40,607	25,519	5,206	71,332
Raw materials and consumables	448	3,072	14,486	8,743	26,749	—	—	26,749
Depreciation and amortization	2,929	2,016	2,812	93,211	100,968	12,490	985	114,443
Depreciation right-of-use and other leases	—	19	461	6,208	6,688	3,557	24	10,269
Fuel, lubricants and others	131	68	2,030	16,543	18,772	428	187	19,387
Maintenance and repairs	639	1,492	1,141	12,581	15,853	954	476	17,283
Freights	172	4,617	1,708	649	7,146	—	33,111	40,257
Export taxes / selling taxes	—	—	—	—	—	—	35,966	35,966
Export expenses	—	—	—	—	—	—	8,801	8,801
Contractors and services	1,358	116	54	5,086	6,614	—	—	6,614
Energy transmission	—	—	—	—	—	—	2,231	2,231
Energy power	803	1,015	1,879	764	4,461	137	114	4,712
Professional fees	32	35	103	447	617	6,261	1,060	7,938
Other taxes	20	76	97	2,312	2,505	376	21	2,902
Contingencies	—	—	—	—	—	703	—	703
Lease expense and similar arrangements	111	182	137	—	430	283	226	939
Third parties raw materials	3,257	6,578	42,051	13,547	65,433	—	—	65,433
Tax recoveries	—	—	—	(1,087)	(1,087)	—	—	(1,087)
Others	524	1,219	1,975	1,613	5,331	2,720	6,650	14,701
Subtotal	12,772	24,971	76,386	186,958	301,087	53,428	95,058	449,573
Own agricultural produce consumed	31,302	54,536	26,547	98,669	211,054	—	—	211,054
Total	44,074	79,507	102,933	285,627	512,141	53,428	95,058	660,627

7.    Salaries and social security expenses

	2022	2021	2020
Wages and salaries (i)	132,010	101,818	89,662
Social security costs	36,932	30,296	27,430
Equity-settled share-based compensation	10,227	6,406	4,316
	179,169	138,520	121,408
(i)Includes US$30,014, US$25,105 and US$32,714, capitalized in Property, Plant and Equipment for the years 2022, 2021 and 2020, respectively.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

8.    Other operating (expense) / income, net

	2022	2021	2020
Loss from commodity derivative financial instrument	(6,842)	(15,990)	(8,320)
Gain / (loss) from disposal of other property items	3,718	(397)	2,198
Net (loss) / gain from fair value adjustment of investment property	(2,961)	(4,331)	1,077
Gain from disposal of farmland and other assets (Note 21)	—	—	2,064
Gain / (loss) from the sale of subsidiaries (Note 21)	—	10	(554)
Others	7,955	1,940	5,522
	1,870	(18,768)	1,987

9.    Financial results, net

	2022	2021	2020
Finance income:
- Interest income	5,781	4,081	4,084
-Foreign exchange gains, net	19,278	18,939	—
- Gain from interest rate/foreign exchange rate derivative financial instruments	—	512	92
- Other income	249	13,138	21,878
Finance income	25,308	36,670	26,054

Finance costs:
- Interest expense	(50,037)	(62,536)	(58,282)
- Finance cost related to lease liabilities	(31,113)	(16,502)	(12,532)
- Cash flow hedge – transfer from equity (Note 2)	(40,195)	(52,650)	(24,363)
- Foreign exchange losses, net	—	—	(109,266)
- Taxes	(4,862)	(7,073)	(4,559)
- Loss from interest rate/foreign exchange rate derivative financial instruments	(2,384)	—	—
- Borrowings prepayment related expenses (Brazilian subsidiaries)	—	(3,068)	—
-Finance discount	—	(3,741)	—
- Other expenses	(9,009)	(6,111)	(4,774)
Finance costs	(137,600)	(151,681)	(213,776)
Other financial results - Net (loss) / gain of inflation effects on monetary items	(2,144)	11,541	12,064
Total financial results, net	(114,436)	(103,470)	(175,658)

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

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.    Taxation (continued)

	2022	2021	2020
Current income tax	(4,655)	(4,338)	(2,840)
Deferred income tax	(22,103)	(39,499)	(9,485)
Income tax expense	(26,758)	(43,837)	(12,325)

The statutory tax rate in the countries where the Group operates for all of the years presented are:

Tax Jurisdiction	Income Tax Rate
Argentina (i)	35%
Brazil	34%
Uruguay	25%
Spain	25%
Luxembourg	24.94%
Chile	27%

(i) In June 2021, the Argentine Government introduced changes to the income tax laws whereby it established an increasing rate scheme starting at 25% up to 35% for income tax gains over Pesos 76 million (0.4 million US$). The revised scheme was effective as from fiscal year 2021. It also established a 7% withholding tax for dividends.

Deferred tax assets and liabilities of the Group as of December 31, 2022 and 2021, without taking into consideration the offsetting of balances within the same tax jurisdiction, will be recovered or settled as follows:

	2022	2021
Deferred income tax asset to be recovered after more than 12 months	127,878	107,552
Deferred income tax asset to be recovered within 12 months	17,862	21,976
Deferred income tax assets	145,740	129,528

Deferred income tax liability to be settled after more than 12 months	(371,047)	(367,292)
Deferred income tax liability to be settled within 12 months	(67,349)	(17,763)
Deferred income tax liability	(438,396)	(385,055)
Deferred income tax liability, net	(292,656)	(255,527)

The gross movement on the deferred income tax account is as follows:

	2022	2021
Beginning of year	(255,527)	(162,556)
Exchange differences	(30,187)	(40,644)
Changes of fair value valuation for farmlands	25,307	(9,953)
Acquisition of subsidiary (Note 21)	(1,562)	—
Others	(1,247)	(349)
Tax credit relating to cash flow hedge (i)	(7,337)	(2,526)
Income tax expense	(22,103)	(39,499)
End of year	(292,656)	(255,527)

(i) Relates to the gain or loss before income tax of cash flow hedge recognized in other comprehensive income amounting to US$15,621 for the year ended December 31, 2022 (2021: US$46,145; 2020: US$75,822); net of the reclassification from Equity to the Income Statement of US$ 40,388 for the year ended December 31, 2022 (2021: US$ 26,031; 2020: US$32,305).

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.    Taxation (continued)

The movement in the deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred income tax liabilities	Property, plant and equipment	Investment property	Biological assets	Others	Total
At January 1, 2021	268,252	9,878	10,217	8,555	296,902
Charged / (credited) to the statement of income	43,270	(817)	(755)	(1,811)	39,887
Farmlands revaluation	11,469	(1,516)	—	—	9,953
Exchange differences	32,167	2,336	1,797	2,013	38,313
At December 31, 2021	355,158	9,881	11,259	8,757	385,055
Charged / (credited) to the statement of income	19,318	(1,145)	18,105	232	36,510
Farmlands revaluation	(24,271)	(1,036)	—	—	(25,307)
Acquisition of subsidiaries	1,562	—	—	—	1,562
Exchange differences	37,379	1,279	1,097	821	40,576
At December 31, 2022	389,146	8,979	30,461	9,810	438,396

Deferred income tax assets	Provisions	Tax loss carry forwards	Equity-settled share-based compensation	Borrowings	Biological assets	Others	Total
At January 1, 2021	7,281	67,817	5,171	51,338	—	2,739	134,346
Charged / (credited) to the statement of income	1,978	13,108	—	(13,589)	452	(1,561)	388
Tax charge relating to cash flow hedge	—	(2,526)	—	—	—	—	(2,526)
Exchange differences	20	3,158	—	(2,952)	(386)	(2,171)	(2,331)
Others	—	—	(349)	—	—	—	(349)
At December 31, 2021	9,279	81,557	4,822	34,797	66	(993)	129,528
(Credited) / charged to the statement of income	(3,900)	29,087	—	(11,115)	(66)	401	14,407
Tax charge relating to cash flow hedge	—	(7,337)	—	—	—	—	(7,337)
Exchange differences	1,243	6,888	—	2,250	—	8	10,389
Others	—	—	(1,247)	—	—	—	(1,247)
At December 31, 2022	6,622	110,195	3,575	25,932	—	(584)	145,740

Tax loss carry forwards in Argentina and Uruguay generally expire within 5 years. Tax loss carry forwards in Brazil and Luxembourg do not expire. However, in Brazil, the taxable profit for each year can only be reduced by tax loss carry forward up to a maximum of 30%.

In order to fully realize the deferred tax asset, the Group will need to generate future taxable income in the countries where the tax loss carry forward were incurred. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible
.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.    Taxation (continued)

As of December 31, 2022, the Group’s tax loss carry forwards and their corresponding jurisdictions are as follows:

Jurisdiction	Tax loss carry forward	Expiration period
Argentina (1)	175,658	5 years
Brazil	127,838	No expiration date.
Uruguay	1,546	5 years
Luxembourg	23,677	No expiration date.

(1) As of December 31, 2022, the aging of the determination tax loss carry forward in Argentina is as follows:

Year of generation	Amount
2018	26,606
2019	72,768
2020	15,288
2021	113
2022	60,883

The tax on the Group’s profit before income tax differs from the theoretical amount that would arise using the tax rates applicable to profits in the respective countries as follows:

	2022	2021	2020
Tax calculated at the tax rates applicable to profits in the respective countries	(43,827)	(54,291)	(4,184)
Non-deductible items	(1,921)	(3,459)	(7,642)
Effect of the changes in the statutory income tax rate in Argentina	(2,237)	(31,962)	6,324
Unused tax losses	—	482	(710)
Tax losses where no deferred tax asset was recognized	(107)	—	—
Non-taxable income	16,879	13,604	11,060
Previously unrecognized tax losses now recouped to reduce tax expenses (1)	19,419	38,121	1,529
Effect of IAS 29 and tax adjustment per inflation in Argentina	(18,195)	(6,402)	(19,239)
Others	3,231	70	537
Income tax expense	(26,758)	(43,837)	(12,325)

(1) 2022 includes 16,044 of adjustment by inflation of tax loss carryforwards in Argentina (37,175 in 2021).

Tax Inflation Adjustment in Argentina

Laws 27,430, 27,468 and 27,541 introduced several amendments to the income tax inflation adjustments provided by t.he Income Tax Law. According to these provisions, and effective as from fiscal years beginning on or after January 1, 2018, the inflation adjustment procedure set out in Title VI of the Income Tax Law shall be applicable in fiscal years in which the variation of IPC price index, accumulated in the 36 months immediately preceding the end of the relevant fiscal year, is higher than 100%. As from its effectiveness, this procedure is applicable because the variation of the IPC reached the prescribed limits.

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

The Company believes that the lack of application of the income tax inflation adjustment is confiscatory. Accordingly, based on the precedents and the opinion of external and internal tax advisors, the Company has adjusted all items for inflation including those suspended by Section 39 of Law 24, 073 as described above. The net effect of the inflation adjustment resulted in a deferred tax asset of US$53.2 million as of December 31, 2022.

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

	2022	2021	2020
Profit from operations attributable to equity holders of the Group	108,138	130,669	412
Weighted average number of shares in issue (thousands)	110,079	115,148	117,453
Basic earnings per share	0.982	1.135	0.003

(b) Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares. The Group has two categories of dilutive potential shares: equity-settled share options and restricted units. For these instruments, a calculation is done to determine the number of shares that could have been acquired at fair value, based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the equity-settled share options. During 2022, the share options outstanding average were 361 thousands (2021: 466 thousands; 2020: 261 thousands) share options outstanding.

	2022	2021	2020
Profit from operations attributable to equity holders of the Group	108,138	130,669	412
Weighted average number of shares in issue (thousands)	110,079	115,148	117,453
Adjustments for:
- Employee share options and restricted units (thousands)	361	466	261
Weighted average number of shares for diluted earnings per share (thousands)	110,440	115,614	117,714
Diluted earnings per share	0.979	1.130	0.003

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

12.    Property, plant and equipment, net

Changes in the Group’s property, plant and equipment, net in 2022 and 2021 were as follows:

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and fittings	Bearer plants	Others	Work in progress	Total
At January 1, 2021
Fair value for farmlands / Cost	694,166	44,278	379,666	743,444	676,516	25,189	57,740	2,620,999
Accumulated depreciation	—	(22,693)	(202,062)	(647,539)	(371,687)	(18,726)	—	(1,262,707)
Net book amount	694,166	21,585	177,604	95,905	304,829	6,463	57,740	1,358,292
At December 31, 2021
Opening net book amount	694,166	21,585	177,604	95,905	304,829	6,463	57,740	1,358,292
Exchange differences	142,390	2,772	20,923	(4,804)	(34,433)	20,567	9,299	156,714
Additions	—	169	11,681	55,463	88,530	2,615	46,371	204,829
Revaluation surplus	(126,675)	—	—	—	—	—	—	(126,675)
Reclassification from investment property	1,380	—	—	—	—	—	—	1,380
Transfers	—	(4,773)	23,049	13,471	149	104	(32,000)	—
Disposals	—	(8)	(126)	(4,078)	—	(63)	(42)	(4,317)
Reclassification to non-income tax credits (*)	—	—	—	(303)	—	—	—	(303)
Depreciation	—	(3,166)	(25,452)	(72,471)	(64,093)	(2,115)	—	(167,297)
Closing net book amount	711,261	16,579	207,679	83,183	294,982	27,571	81,368	1,422,623

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and fittings	Bearer plants	Others	Work in progress	Total
At December 31, 2021
Fair value for farmlands / Cost	711,261	42,438	435,193	803,193	730,762	48,412	81,368	2,852,627
Accumulated depreciation	—	(25,859)	(227,514)	(720,010)	(435,780)	(20,841)	—	(1,430,004)
Net book amount	711,261	16,579	207,679	83,183	294,982	27,571	81,368	1,422,623
Year ended December 31, 2022
Opening net book amount	711,261	16,579	207,679	83,183	294,982	27,571	81,368	1,422,623
Exchange differences	88,546	1,518	16,237	19,580	15,447	1,389	9,149	151,866
Additions	—	—	13,489	62,637	112,614	3,318	41,960	234,018
Revaluation surplus	(72,216)	—	—	—	—	—	—	(72,216)
Acquisition of subsidiaries	—	—	21,331	—	—	—	—	21,331
Transfers	—	2,192	41,167	10,198	—	(169)	(53,388)	—
Disposals	—	—	(953)	(2,278)	—	(103)	—	(3,334)
Reclassification to non-income tax credits (*)	—	—	—	(158)	—	—	—	(158)
Depreciation	—	(3,547)	(30,570)	(81,950)	(70,316)	(2,392)	—	(188,775)
Closing net book amount	727,591	16,742	268,380	91,212	352,727	29,614	79,089	1,565,355
At December 31, 2022
Fair value for farmlands / Cost	727,591	46,148	526,464	893,172	858,823	52,846	79,089	3,184,133
Accumulated depreciation	—	(29,406)	(258,084)	(801,960)	(506,096)	(23,232)	—	(1,618,778)
Net book amount	727,591	16,742	268,380	91,212	352,727	29,614	79,089	1,565,355

(*) Brazilian federal tax law allows entities to take a percentage of the total cost of the assets purchased as a tax credit. As of December 31, 2022 and 2021, ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) tax credits were reclassified to trade and other receivables.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

12.    Property, plant and equipment, net (continued)

Depreciation is calculated using the straight-line method to allocate their cost over the estimated useful lives. Farmlands are not depreciated.

Farmland improvements	5-25 years
Buildings and facilities	20 years
Furniture and fittings	10 years
Computer equipment	3-5 years
Machinery and equipment	4-10 years
Vehicles	4-5 years
Bearer plants	6 years - based on productivity

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each statement of financial position date. Farmlands are measured at fair value using a sales comparison approach. prepared by an independent expert. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant assumption being the price per hectare (Level 3). The Group estimated that, other factors being constant, a 10% reduction on the sales price for the year ended December 31, 2022 would have reduced the value of the farmlands on US$72.8 million (2021: US$71 million), which would impact, net of its tax effect on the "Revaluation surplus" item in the statement of Changes in Shareholders' Equity. Should farmlands be carried at historical cost, the net book value as of December 31, 2022 would have been US$294.8 million.

Depreciation charges are included in “Cost of production of Biological Assets," “Cost of production of manufactures products,”“General and administrative expenses,”“Selling expenses” and capitalized in “Property, plant and equipment” for the years ended December 31, 2022, 2021 and 2020.

During the year ended December 31, 2022, borrowing costs of US$3.3 million (2021:US$2.8 million) were capitalized as components of the cost of acquisition or construction for qualifying assets.

Certain of the Group’s assets have been pledged as collateral to secure the Group’s borrowings and other payables. The net book value of the pledged assets amounts to US$129.3 million as of December 31, 2022 (2021: US$124.6 million).

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

13.    Right of use assets, net

    Changes in the Group’s right of use assets, net in 2022 and 2021 were as follows:

	Agricultural partnerships (*)	Others	Total
At January 1, 2021
Opening net book amount	192,270	17,424	209,694
Exchange differences	(10,191)	(55)	(10,246)
Additions and re-measurements	95,030	15,497	110,527
Depreciation	(41,138)	(8,061)	(49,199)
Closing net book amount	235,971	24,805	260,776

At December 31, 2022
Opening net book amount	235,971	24,805	260,776
Exchange differences	13,223	1,593	14,816
Additions and re-measurements	140,724	7,204	147,928
Depreciation	(56,356)	(6,983)	(63,339)
Closing net book amount	333,562	26,619	360,181

    (*) Agricultural partnership has an average term of 6 years.

Depreciation charges are included in “Cost of production of Biological Assets,”“Cost of production of manufactures products,”“General and administrative expenses,”“Selling expenses” and capitalized in “Property, plant and equipment” for the year ended December 31, 2022, 2021 and 2020.

14.    Investment property

Changes in the Group’s investment property in 2022 and 2021 were as follows:

	2022	2021
Beginning of the year	32,132	31,179
Net loss from fair value adjustment (Note 8)	(2,961)	(4,331)
Reclassification to property, plant and equipment (i)	—	(1,380)
Exchange difference	4,159	6,664
End of the year	33,330	32,132
Fair value	33,330	32,132
Net book amount	33,330	32,132

(i) Relates with the expiration of contracts with third parties.
Investment properties are measured at fair value using a sales comparison approach prepared by an independent expert. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant assumption being the price per hectare (Level 3). The increase /decrease in the fair value of investment property is recognized in the Statement of income under the line item "Other operating income, net". The Group estimated that, other factors being constant, a 10% reduction on the sales price for the period ended December 31, 2022 and 2021 would have caused a reduction of US$3.3 million and US$3.2 million respectively in the value of the investment properties, which would impact the line item "Net gain from fair value adjustment

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.    Intangible assets, net

Changes in the Group’s intangible assets, net in 2022 and 2021 were as follows:

	Goodwill	Software	Trademarks	Others	Total
At January 1, 2021
Cost	14,482	11,799	9,118	441	35,840
Accumulated amortization	—	(6,535)	(1,968)	(407)	(8,910)
Net book amount	14,482	5,264	7,150	34	26,930
Year ended December 31, 2021
Opening net book amount	14,482	5,264	7,150	34	26,930
Exchange differences	2,144	595	1,407	(4)	4,142
Additions	—	1,823	—	73	1,896
Amortization charge (i)	—	(1,197)	(366)	(68)	(1,631)
Closing net book amount	16,626	6,485	8,191	35	31,337
At December 31, 2021
Cost	16,626	14,217	10,525	510	41,878
Accumulated amortization	—	(7,732)	(2,334)	(475)	(10,541)
Net book amount	16,626	6,485	8,191	35	31,337
Year ended December 31, 2022
Opening net book amount	16,626	6,485	8,191	35	31,337
Exchange differences	1,918	732	900	1	3,551
Additions	—	2,306	423	768	3,497
Amortization charge (i)	—	(1,781)	(413)	(71)	(2,265)
Closing net book amount	18,544	7,742	9,101	733	36,120
At December 31, 2022
Cost	18,544	17,255	11,848	1,279	48,926
Accumulated amortization	—	(9,513)	(2,747)	(546)	(12,806)
Net book amount	18,544	7,742	9,101	733	36,120

(i)Amortization charges are included in “General and administrative expenses” and “Selling expenses” for the years ended December 31, 2022 and 2021, respectively. There were no impairment charges for any of the years presented (see Note 32 (a)).

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.    Biological assets

Changes in the Group’s biological assets in 2022 and 2021 were as follows:

	2022
	Crops (ii)	Rice (ii)	Dairy	All other segments	Sugarcane (ii)	Total
Beginning of the year	54,886	42,729	18,979	7,257	71,327	195,178
Increase due to purchases	—	—	—	3,732	—	3,732
Acquisition of subsidiaries (Note 21)	—	1,676	—	—	—	1,676
Initial recognition and changes in fair value of biological assets (i)	65,574	15,323	27,257	(279)	108,066	215,941
Decrease due to harvest / disposals	(240,469)	(80,127)	(79,474)	(6,487)	(202,298)	(608,855)
Costs incurred during the year	178,922	67,621	60,826	3,052	128,308	438,729
Exchange differences	7,089	5,530	2,457	939	4,028	20,043
End of the year	66,002	52,752	30,045	8,214	109,431	266,444

	2021
	Crops (ii)	Rice (ii)	Dairy	All other segments	Sugarcane (ii)	Total
Beginning of the year	43,787	29,062	12,933	4,703	75,208	165,693
Increase due to purchases	—	—	—	1,559	—	1,559
Initial recognition and changes in fair value of biological assets (i)	73,990	43,834	19,895	1,362	88,659	227,740
Decrease due to harvest / disposals	(224,788)	(99,517)	(67,230)	(4,322)	(208,175)	(604,032)
Costs incurred during the year	151,971	62,477	50,323	2,842	116,252	383,865
Exchange differences	9,926	6,873	3,058	1,113	(617)	20,353
End of the year	54,886	42,729	18,979	7,257	71,327	195,178

(i) Biological asset with a production cycle of more than one year (that is dairy and cattle) generated “Initial recognition and changes in fair value of biological assets” amounting to US$26,978 for the year ended December 31, 2022 (2021: US$21,527). In 2022, an amount of US$4,653 (2021: US$1,824) was attributable to price changes, and an amount of US$22,325 (2021: US$19,433) was attributable to physical changes.
(ii) Biological assets that are measured at fair value within level 3 of the hierarchy.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.    Biological assets (continued)

Cost of production for the year ended December 31, 2022:

	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	5,098	11,132	7,592	624	11,795	36,241
Depreciation and amortization	—	—	—	—	5,024	5,024
Depreciation of right of use assets	—	—	—	—	42,166	42,166
Fertilizers, agrochemicals and seeds	68,963	17,220	—	9	46,020	132,212
Fuel, lubricants and others	1,043	1,452	1,419	51	4,636	8,601
Maintenance and repairs	1,678	6,585	3,979	342	3,172	15,756
Freights	4,085	546	202	223	—	5,056
Contractors and services	49,521	22,317	—	17	8,620	80,475
Feeding expenses	—	—	24,940	372	—	25,312
Veterinary expenses	—	—	3,715	301	—	4,016
Energy power	39	5,447	1,286	8	—	6,780
Professional fees	551	403	309	2	489	1,754
Other taxes	1,270	184	14	69	128	1,665
Lease expense and similar arrangements	45,790	967	—	5	4,978	51,740
Others	884	1,368	386	64	1,280	3,982
Subtotal	178,922	67,621	43,842	2,087	128,308	420,780
Own agricultural produce consumed	—	—	16,984	965	—	17,949
Total	178,922	67,621	60,826	3,052	128,308	438,729

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.    Biological assets (continued)

Cost of production for the year ended December 31, 2021:

	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	3,622	8,554	5,978	800	9,681	28,635
Depreciation and amortization	—	—	—	—	4,288	4,288
Depreciation of right of use assets	—	—	—	—	34,312	34,312
Fertilizers, agrochemicals and seeds	55,223	15,549	—	—	45,053	115,825
Fuel, lubricants and others	691	745	1,061	60	3,298	5,855
Maintenance and repairs	1,021	7,489	3,106	345	2,287	14,248
Freights	3,752	950	179	76	—	4,957
Contractors and services	49,213	23,602	—	10	7,072	79,897
Feeding expenses	—	—	20,534	373	—	20,907
Veterinary expenses	—	—	3,485	217	—	3,702
Energy power	36	3,666	1,092	6	—	4,800
Professional fees	430	187	104	6	408	1,135
Other taxes	1,339	118	10	97	53	1,617
Lease expense and similar arrangements	34,122	—	1	2	9,024	43,149
Others	2,522	1,617	762	29	776	5,706
Subtotal	151,971	62,477	36,312	2,021	116,252	369,033
Own agricultural produce consumed	—	—	14,011	821	—	14,832
Total	151,971	62,477	50,323	2,842	116,252	383,865

Biological assets in December 31, 2022 and 2021 were as follows:

	2022	2021
Non-current
Cattle for dairy production (i)	29,483	18,428
Breeding cattle (ii)	821	707
Other cattle (ii)	318	220
	30,622	19,355
Current
Breeding cattle (iii)	7,075	6,330
Other cattle (iii)	562	551
Sown land – crops (ii)	66,002	54,886
Sown land – rice (ii)	52,752	42,729
Sown land – sugarcane (ii) (iv)	109,431	71,327
	235,822	175,823
Total biological assets	266,444	195,178

(i)Classified as bearer and mature biological assets.
(ii)Classified as consumable and immature biological assets.
(iii)Classified as consumable and mature biological assets.
(iv)It includes 4,849 and 6,969 of crops planted in sugarcane farms.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.    Biological assets (continued)

The fair value less estimated point of sale costs of agricultural produce at the point of harvest amounted to US$522,894 for the year ended December 31, 2022 (2021: US$532,480).

The following table presents the Group’s biological assets that are measured at fair value at December 31, 2022 and 2021 (See Note 17 for a the description of each fair value level):

	2022				2021
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Cattle for dairy production	—	29,483	—	29,483	—	18,428	—	18,428
Breeding cattle	7,896	—	—	7,896	7,037	—	—	7,037
Other cattle	—	880	—	880	—	771	—	771
Sown land – sugarcane	—	—	109,431	109,431	—	—	71,327	71,327
Sown land – crops	—	—	66,002	66,002	—	—	54,886	54,886
Sown land – rice	—	—	52,752	52,752	—	—	42,729	42,729

There were no transfers between any levels during the year.

The following significant unobservable inputs were used to measure the Group’s biological assets using the discounted cash flow valuation technique:

Description	Unobservable inputs	Range of unobservable inputs		Relationship of unobservable inputs to fair value
		2022	2021
Sown land – sugarcane	Sugarcane yield – tonnes per hectare; Sugarcane TRS (kg of sugar per ton of cane) Production Costs – US$ per hectare. (Include maintenance, harvest and leasing costs)
'-Sugarcane yield: 50-100 tonnes/ha -Sugarcane TRS: 120-140 kg of sugar/tonnes of cane -Maintenance costs: 500-800 US$/ha -Harvest costs: 6.0-12.0 US$/tonnes of cane -Leasing costs: 12.0-14.4 tonnes/ha

'-Sugarcane yield: 50-100 tonnes/ha - Sugarcane TRS: 120-140kg of sugar/tonnes of cane - Maintenance costs: 500-800 US$/ha - Harvest costs: 6.0-12.0 US$/ tonnes of cane - Leasing costs: 12.0-14.4 tonnes/ha
The higher the sugarcane yield, the higher the fair value. The higher the maintenance, harvest and leasing costs per hectare, the lower the fair value. The higher the TRS of sugarcane, the higher the fair value.

Sown land – crops	Crops yield – tonnes per hectare; Commercial Costs – US$ per hectare; Production Costs – US$ per hectare.
'- Crops yield: 1.00 – 5.6 tonnes/ha for Wheat, 1.6 – 13 tonnes/ha for Corn, 0.4 - 5.0 tonnes/ha for Soybean, 0.9 - 2.2 for Sunflower and 1.8 - 5.1 tonnes/ha for Peanut - Commercial Costs: 13-45 US$/tonnes for Wheat, 16-65 US$/tonnes for Corn, 21-65 US$/tonnes for Soybean, 17-36 US$/tonnes for Sunflower and 28-46 US$/ha for Peanut - Production Costs: 200-840 US$/ha for Wheat, 325-1500 US$/ha for Corn, 260-1100 US$/ha for Soybean, 280-890 US$/ha for Sunflower and 756-2000 US$/ha for Peanut

'- Crops yield: 0.85 – 5.6 tonnes/ha for Wheat, 3.0 – 10  tonnes/ha for Corn, 1.1 - 4.0 tonnes/ha for Soybean, 1.7-2.5 for Sunflower and 2.5 - 3.6 tonnes/ha for Peanut
- Commercial Costs: 17-54 US$/ha for Wheat, 14-62 US$/ha for Corn, 19-65 US$/ha for Soybean, 18-49 US$/ha for Sunflower and 36.0 - 69.0 US$/ha for Peanut
- Production Costs: 166-899 US$/ha for Wheat, 334-1449 US$/ha for Corn, 214-1096 US$/ha for Soybean, 308-1005 US$/ha for Sunflower and 802.0 - 2,060.0 US$/ha for Peanut
The higher the crops yield, the higher the fair value. The higher the commercial and direct costs per hectare, the lower the fair value.
Sown land – rice	Rice yield – tonnes per hectare; Commercial Costs – US$ per hectare; Production Costs – US$ per hectare.	'-Rice yield: 1.4 -9.2 tonnes/ha -Commercial Costs: 3-23 US$/ha -Production Costs: 760-1250 US$/ha	'-Rice yield: 3.2 -10.1 tonnes/ha -Commercial Costs: 8-25 US$/ha -Production Costs: 810-1300 US$/ha	The higher the rice yield, the higher the fair value. The higher the commercial and direct costs per hectare, the lower the fair value.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.    Biological assets (continued)

As of December 31, 2022, the impact of a reasonable 10% increase (decrease) in estimated costs, with all other variables held constant, would result in a decrease (increase) in the fair value of the Group’s biological asset less cost to sell of US$18.5 million for sugarcane, US$3.8 million for crops and US$6.0 million for rice.

As of December 31, 2021, the impact of a reasonable 10% increase (decrease) in estimated costs, with all other variables held constant, would result in a decrease (increase) in the fair value of the Group’s biological asse less cost to sell of US$14.8 million for sugarcane, US$5.4 million for crops and US$4.9 million for rice.

 “La Niña” weather event

“La Niña” is a weather phenomenon caused by the fluctuation of the ocean temperatures in the central and eastern equatorial Pacific due to changes in the atmosphere, which affects the climate of several regions worldwide. When the temperature of the ocean decreases by 0.5°C below the five-quarter average, a so called “La Niña” weather pattern begins. This whether phenomenon is characterized by below average precipitations during spring and summertime in South America. We have experienced this weather pattern in Argentina and Uruguay, where most of our Farming operations are based, throughout the last three consecutive years and it has extended its effects during the beginning of 2023 and continue affecting production as of today, resulting in a severe drought in almost all productive regions in Argentina and Uruguay. Our diversification in terms of geographic footprint and crops planted (soybean, peanut, corn, wheat, sunflower, among others), acts as a natural hedge against weather risk, and enables us to adopt defensive strategies such as delaying planting activities and switching between crops which are either more resilient to dry weather or have a later development stage. However, and despite our ability to partially mitigate this effect, this year, as a consequence of the La Niña weather event, we foresee that the yields of our different crops will see a reduction ranging from 18% to 60%, depending on the crop, thus significantly affecting our results of operations.

17.    Financial instruments by category

The Group classified its financial assets in the following categories:

(a) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term. Derivatives are also categorized as held for trading unless they are designated as hedges. For all years presented, the Group’s financial assets at fair value through profit or loss comprise mainly short-term investment and derivative financial instruments.

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

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.    Financial instruments by category (continued)

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non- financial assets	Total
December 31, 2022
Assets as per statement of financial position
Trade and other receivables	108,025	—	108,025	120,353	228,378
Derivative financial instruments	—	5,342	5,342	—	5,342
Restricted short term investment	—	98,571	98,571	—	98,571
Cash and cash equivalents	230,653	—	230,653	—	230,653
Total	338,678	103,913	442,591	120,353	562,944

	Financial liabilities at amortized cost	Liabilities at fair value through profit or loss	Subtotal financial liabilities	Non- financial liabilities	Total
Liabilities as per statement of financial position
Trade and other payables	214,990	—	214,990	44,617	259,607
Borrowings (i)	1,007,752	—	1,007,752	—	1,007,752
Leases Liabilities	337,980	—	337,980	—	337,980
Derivative financial instruments (i)	—	3,057	3,057	—	3,057
Total	1,560,722	3,057	1,563,779	44,617	1,608,396

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non- financial assets	Total
December 31, 2021
Assets as per statement of financial position
Trade and other receivables	101,371	—	101,371	86,709	188,080
Derivative financial instruments	—	1,585	1,585	—	1,585
Cash and cash equivalents	199,766	—	199,766	—	199,766
Total	301,137	1,585	302,722	86,709	389,431

	Financial liabilities at amortized cost	Liabilities at fair value through profit or loss	Subtotal financial liabilities	Non- financial liabilities	Total
Liabilities as per statement of financial position
Trade and other payables	153,459	—	153,459	15,571	169,030
Borrowings (i)	817,651	—	817,651	—	817,651
Leases Liabilities	246,854	—	246,854	—	246,854
Derivative financial instruments (i)	—	1,283	1,283	—	1,283
Total	1,217,964	1,283	1,219,247	15,571	1,234,818

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.    Financial instruments by category (continued)

(i) The Group formally documents and designates cash flow hedging relationships to hedge the foreign exchange rate risk of a portion of its highly probable future sales in U.S. Dollars using a portion of its borrowings denominated in U.S. Dollars, currency forwards and foreign currency floating-to-fixed interest rate swaps (See Note 2 for details).

Because of the short maturities of most trade accounts receivable and payable, other receivables and liabilities, and cash and cash equivalents, their carrying amounts at the closing date do not differ significantly from their respective fair values. The fair value of long-term borrowings is disclosed in Note 26.

Income, expense, gains and losses on financial instruments can be assigned to the following categories:

	Financial asset / liabilities at amortized cost	Assets/ liabilities at fair value through profit or loss	Total
December 31, 2022
Interest income (i)	5,117	664	5,781
Interest expense (i)	(50,037)	—	(50,037)
Foreign exchange gain (i)	19,278	—	19,278
Loss from derivative financial instruments (ii)	(4,472)	(4,754)	(9,226)
Finance cost related to lease liabilities	(31,113)	—	(31,113)

	Financial assets / liabilities at amortized cost	Assets/ liabilities at fair value through profit or loss	Total
December 31, 2021
Interest income (i)	4,081	—	4,081
Interest expense (i)	(62,536)	—	(62,536)
Foreign exchange gains losses (i)	18,939	—	18,939
Loss from derivative financial instruments (ii)	—	(15,478)	(15,478)
Finance cost related to lease liabilities	(16,502)	—	(16,502)

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

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.    Financial instruments by category (continued)

As of December 31, 2022 and 2021, the financial instruments recognized at fair value on the statement of financial position comprise derivative financial instruments.

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

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of December 31, 2022 and 2021 and their allocation to the fair value hierarchy:

		Level 1	Level 2	Total
Assets
Derivative financial instruments	2022	134	5,208	5,342
Restricted short-term investment (1)	2022	98,571	—	98,571
Derivative financial instruments	2021	828	757	1,585

Liabilities
Derivative financial instruments	2022	(2,800)	(257)	(3,057)
Derivative financial instruments	2021	(1,283)	—	(1,283)
(1) US-Treasury Bills with maturity from the date of acquisition longer than 90 days used as collateral for short-term borrowings. These investments are not available for use by other entities of the Group. See Note 26.

There were no transfers within level 1 and 2 during the years ended December 31, 2022 and 2021.

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for this purpose, details of which may be obtained from the following table:

Class	Pricing Method	Parameters	Pricing Model	Level	Total

Futures	Quoted price	—	—	1	(2,689)

Non derivable future (“NDF”)	Quoted price	Swap curve	Present value method	2	(160)

NDF	Quoted price	Foreign-exchange curve	Present value method	1	23

Interest-rate swaps	Theoretical price	Money market interest-rate curve	Present value method	2	5,111

US-Treasury Bills	Quoted price	—	—	1	98,571

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

18.    Trade and other receivables, net

	2022	2021
Non-current
Advances to suppliers	3,680	952
Income tax credits	9,119	6,862
Non-income tax credits (i)	18,688	19,156
Judicial deposits	1,831	1,674
Receivable from disposal of subsidiary (Note 21)	8,478	9,830
Other receivables	2,762	3,757
Non-current portion	44,558	42,231
Current
Trade receivables	81,707	63,726
Less: Allowance for trade receivables	(4,266)	(3,023)
Trade receivables – net	77,441	60,703
Prepaid expenses	6,875	9,405
Advances to suppliers	42,966	19,074
Income tax credits	1,089	1,846
Non-income tax credits (i)	37,936	29,414
Receivable from disposal of subsidiary (Note 21)	4,664	17,259
Cash collateral	1,365	21
Other receivables	11,484	8,127
Subtotal	106,379	85,146
Current portion	183,820	145,849
Total trade and other receivables, net	228,378	188,080

(i) Includes US$158 (2021: US$303) reclassified from property, plant and equipment.

The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other receivables approximate their carrying amount, as the impact of discounting is not significant.

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies (expressed in U.S. Dollars):

	2022	2021
Currency
U.S. Dollar	89,760	62,604
Argentine Peso	54,801	55,260
Uruguayan Peso	2,229	460
Brazilian Reais	81,588	69,756
	228,378	188,080

As of December 31, 2022 trade receivables of US$22,933 (2021: US$11,224) were past due but not impaired. The aging analysis of these receivables indicates that US$741 and US$717 are over 6 months in December 31, 2022 and 2021, respectively.

Effective January 1, 2018, for trade receivables, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables.

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

Movements on the Group’s allowance for trade receivables are as follows:

	2022	2021	2020
At January 1	3,023	3,965	3,773
Charge of the year	3,570	2,022	2,192
Unused amounts reversed	(661)	(970)	(769)
Used during the year	(100)	(1,456)	(446)
Exchange differences	(1,566)	(538)	(785)
At December 31	4,266	3,023	3,965

The creation and release of allowance for trade receivables have been included in “Selling expenses” in the statement of income. Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above.

As of December 31, 2022, approximately 72% (2021: 53%) of the outstanding unimpaired trade receivables (neither past due not impaired) relate to sales to 20 well-known multinational companies with good credit quality standing, including but not limited to CDA Alimentos S.A., Intersnack Procurement BV, YPF S.A., Taurus Distribuidora de Petroleo Ltda., Cargill S.A.C.I., Schettino hermanos S.R.L., among others. Most of these entities or their parent companies are externally credit-rated. The Group reviews these external ratings from credit agencies.

The remaining percentage as of December 31, 2022 and 2021 of the outstanding unimpaired trade receivables (neither past due nor impaired) relate to sales to a dispersed large quantity of customers for which external credit ratings may not be available. However, the total base of customers without an external credit rating is relatively stable.

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

19.    Inventories

	2022	2021
Raw materials	121,306	101,270
Finished goods (Note 5)	152,716	138,254
	274,022	239,524

20.    Cash and cash equivalents

	2022	2021
Cash at bank and on hand	146,242	152,721
Short-term bank deposits	84,411	47,045
	230,653	199,766

21.    Acquisitions and disposals

Acquisitions

Acquisition of subsidiaries of Viterra Group in Argentina and Uruguay

On May 3, 2022, (the “Closing Date”) the Group, through certain subsidiaries consummated the acquisition of the rice operations in Uruguay and Argentina of the Viterra Group, comprising a 100% ownership of Molinos Libres S.A. (Argentina), Viterra Uruguay S.A. (Uruguay) and Paso Dragón S.A. (Uruguay). The transaction also included the acquisition of certain leasing agreements. All of the acquired subsidiaries form part of the Rice Business Segment.

The terms and conditions of the agreement contemplate the payment, subject to adjustments, of a purchase price of approximately US$ 17.8 million payable in three annual installments and the assumption of the existing financial debt for an amount of US$ 17.9 million. At Closing Date, the Group paid the first installments of US$ 2 million and US$ 8 million of the assumed debt.

In addition, the agreement provides for a cash contingent payment of US$ 1,215, which will be payable only if certain conditions are met.

The Company has made an allocation of the estimated purchase price to the identifiable assets acquired and liabilities assumed based on their fair values at acquisition date. The Company has made significant assumptions and estimates in determining the purchase price, including the contingent payment and the allocation of the estimated purchase price in these consolidated financial statements.

As the fair value of the identifiable net assets acquired was greater than the total consideration paid, negative goodwill arises on the acquisition. The negative goodwill is recognized as “Bargain purchase gain on acquisition” in the income statement for the year end December 31, 2022 reflecting the opportunity to acquire the rice operations in Argentina and Uruguay from an outgoing market player.

The following table summarizes the purchase price:

Purchase consideration:
Amount paid in cash	1,512
Amounts to be paid in installments (*)	16,242
Total purchase consideration	17,754
Fair value of net assets acquired	27,507
Bargain purchase on acquisition over the total purchase consideration	9,753
During 2022, an amount of US$ 634 of the installments was paid.

(*) Amounts to be paid in installments were discounted at present value as of the date of acquisition at a 6.5% discount rate.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

21.    Acquisitions and disposals (continued)

The assets and liabilities at the date of acquisition are as follows:

Cash and cash equivalents	3,266
Trade and other receivables	21,068
Inventories	50,891
Biological assets	1,676
Property, plant and equipment	21,479
Total Assets	98,380
Trade and other payables	(50,062)
Payroll and other liabilities	(961)
Borrowings	(17,738)
Deferred income tax liabilities	(1,812)
Provision for other liabilities	(300)
Total Liabilities	(70,873)
Fair value of Net Assets Acquired	27,507

The Company used a replacement cost method or a market approach, as appropriate, to measure the fair value of property, plant and equipment.

All other net tangible assets were valued at their respective carrying amounts, as the Company believes that these amounts approximate their current fair values.

A decrease in the fair value of assets acquired, or an increase in the fair value of liabilities assumed, from those preliminary valuations would result in a dollar-for-dollar corresponding decrease in the “Bargain purchase on acquisition”.

Acquisition-related costs of US$ 193 are included in General and administrative expenses in the Consolidated Statement of Income.

The following table summarizes the sales of goods and services rendered and profit from operations of the subsidiaries acquired included in the consolidated financial statements of income for the year end December 31, 2022 as from the date of acquisition:

Period from the date of acquisition to December 31 2022
Sales of goods and services rendered	61,363
Profit from operations	6,131

If the acquisition had occurred on January 1, 2022 consolidated pro-forma sales of goods and services rendered, profit from operations and profit for the year, for the year ended 31 December 2022 would have been US$ 1,369,462, US$ 249,462 and US$ 106,950.

Disposals

In December 2020, the Group completed the sale of its wholly owned subsidiaries Global Seward S.L.U. and Peak City S.L.U., which main underlying asset was the Huelen Farm at a sale price of US$30.1 million. The balance was fully collected by the end of 2022. This transaction resulted in a loss before tax of US$ 0.6 million included in the line item “Other operating income”, and also in the reclassification of Revaluation surplus to retained earnings of US$2.2 million.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

21.    Acquisitions and disposals (continued)

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

22.    Shareholders' contributions

The share capital of the Group is represented by common shares with a nominal value of US$1.5 per share and one vote each.

	Number of shares	Share capital and share premium
At January 1, 2020	122,382	1,085,312
Restricted shares granted and units vested (Note 23)	—	4,182
Purchase of own shares	—	(3,106)
At December 31, 2020	122,382	1,086,388
Restricted shares granted and units vested (Note 23)	—	3,594
Purchase of own shares	—	(55,349)
At December 31, 2021	122,382	1,034,633
Reduction of issued share capital of the company	(11,000)	(16,500)
Employee share options exercised (Note 22) (1)	—	2,432
Restricted shares granted (Note 23)	—	4,647
Purchase of own shares	—	(29,970)
Dividends paid to shareholders	—	(35,000)
At December 31, 2022	111,382	960,242

(1)Treasury shares were used to settle these options, units and grants.

Decision of the Extraordinary General Shareholders’ meeting

On April 20, 2022 the extraordinary general meeting of the shareholders of the Company resolved to reduce the issued share capital of the Company by an amount of $16,500,000 by the cancellation of 11,000,000 shares with a nominal value of $1.50 each held in treasury by the Company so that, as from April 20, 2022, the issued share capital amounts to $167,072,722.50, represented by 111,381,815 shares in issue (of which 52,254 are treasury shares) with a nominal value of $1.50 each.

Share Repurchase Program

On September 24, 2013, the Board of Directors of the Company has authorized a share repurchase program for up to 5% of its outstanding shares. The repurchase program has commenced on September 24, 2013 and is reviewed by the Board of Directors after each 12-month period. On August 9, 2022, the Board of Directors approved the extension of the program for an additional twelve-month period, ending September 23, 2023.

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

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

22.    Shareholders' contributions (continued)

As of December 31, 2022, the Company repurchased 21,948,707 shares under this program, of which 7,862,922 have been applied to some exercise of the Company’s stock option plan and restricted stock units and the grant of restricted shares. In 2022, 2021 and 2020 the Company repurchased shares for an amount of US$36.8 million; US$66.5 million and US$4.4 million respectively. The outstanding treasury shares as of December 31, 2022 totaled 3,190,597 common shares.

Dividend distribution

On April 20, 2022 the general meeting of the shareholders of the Company resolved the payment of an annual dividend of US$ 35 million to be paid to outstanding shares in two installments in May and November. The first payment, of US$ 17.5 million (0.1572 per share) was made on May 17, 2022 and the second also US$ 17.5 million (0.1602 per share) installment was made on November 17, 2022.

Annual Dividend Proposal

On March 7, 2023 the Company’s Board of Directors proposed, for the approval of the Annual General Shareholders' meeting, the payment of an annual dividend of $35 million to be paid to outstanding shares in two installments in May and November of 2023. This proposal was approved by the Shareholders’ meeting held on April 19, 2023. These Consolidated Financial Statements do not reflect this dividend payable.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

23.    Equity-settled share-based payments

The Group has set a “2004 Incentive Option Plan” (collectively referred to as “Option Schemes”) under which the Group granted equity-settled options to senior managers and selected employees of the Group's subsidiaries with a term of ten years. Additionally, in 2010 the Group has set a “Adecoagro Restricted Share and Restricted Stock Unit Plan” (referred to as “Restricted Share Plan”) under which the Group grants restricted stock units and restricted shares to senior and medium management and key employees of the Group’s subsidiaries.

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

Movements in the number of equity-settled options outstanding and their related weighted average exercise prices under the Adecoagro/ IFH 2004 Stock Incentive Option Plan are as follows:

	2022		2021		2020
	Average exercise price per share	Options (thousands)	Average exercise price per Share	Options (thousands)	Average exercise price per Share	Options (thousands)
At January 1	6.66	1,634	6.66	1,634	6.66	1,634
Exercised	6.77	(313)	—	—	—	—
At December 31	6.66	1,321	6.66	1,634	6.66	1,634

Options outstanding at year end under this Plan have the following expiry date and exercise prices:

	Exercise price per share	Shares (in thousands)
Expiry date (i):		2022	2021	2020
May 1, 2024	5.83	400	496	496
May 1, 2025	5.83	369	452	452
January 1, 2026	5.83	124	142	142
February 16, 2026	7.11	84	103	103
October 1, 2026	8.62	344	441	441

(i) On May 2014, the Board of Directors decided to extend the expired date of the Plan.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

23.    Equity-settled unit-based payments (continued)
(b)Restricted Share / Restricted Stock Unit Plan

The Restricted Share and Restricted Stock Unit Plan was effectively established in 2010 and amended in November 2011. It is administered by the Compensation Committee of the Company. Restricted shares or units under these Plan vest over a 3-year period from the date of grant at 33% on each anniversary of the grant date. Participants are entitled to receive one common share of the Company for each restricted share or restricted unit granted. There are no performance requirements for the delivery of common shares, except that a participant’s employment with the Group must not have been terminated prior to the relevant vesting date. If the participant ceases to be an employee for any reason, any unvested restricted share or unit shall not be converted into common shares. The maximum number of ordinary shares with respect to which awards may be made under the Plan is 8,115,495, of which 7,889,063 have already been vested. The maximum numbers of ordinary shares are revised annually.

At December 31, 2022, the Group recognized compensation expense US$10.9 million related to the restricted stock units granted under the Restricted Share Plan (2021: US$6.6 million and 2020: US$4.4 million).

The restricted shares under the Restricted Share Plan were measured at fair value at the date of grant.

Key grant-date fair value and other assumptions under the Restricted Share Plan are detailed below:

Grant Date	Apr 1, 2020	May 12, 2020	Apr 1, 2021	May 13, 2021	Apr 1, 2022	Apr 20, 2022
Fair value	5.65	7.45	7.84	9.54	10.87	12.60

Movements in the number of restricted shares outstanding under the Restricted Share Plan are as follows:

	Restricted shares (thousand)			Restricted stock units (thousands)
	2022	2021	2020	2021	2020
At January 1	1,766	1,222	750	174	508
Granted (1)	1,406	1,067	751	—	—
Forfeited	(43)	(32)	(24)	—	(10)
Vested	(828)	(491)	(255)	(174)	(324)
At December 31	2,301	1,766	1,222	—	174

(1) Approved by the Board of Directors of March 11, 2022 and the Shareholders Meeting of April 20, 2022.

24.    Legal and other reserves

According to the laws of certain of the countries in which the Group operates, a portion of the profit of the year (5%) is separated to constitute legal reserves until they reach legal capped amounts. These legal reserves are not available for dividend distribution and can only be released to absorb losses. The legal limit of these reserves has not been met.

Legal and other reserves amount to US$22,187 as of December 31, 2022 (2021: US$14,643) and are included within the balance of retained earnings in the statement of changes in shareholders’ equity.

The Company may make distributions in the form of dividends or otherwise to the extent that it has distributable retained earnings or available distributable reserves (including share premium) that result from the Stand Alone Financial Statements prepared in accordance with Luxembourg GAAP. No distributable retained earning result from the Stand Alone Financial Statements of the Company as of December 31, 2022, but the Company has distributable reserves in excess of US$824,114.

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

25.    Trade and other payables

	2022	2021
Non-current
Trade payables	4,175	—
Payable from acquisition of subsidiary (Note 21)	12,646	—
Other payables	389	284
	17,210	284
Current
Trade payables	193,127	151,979
Advances from customers	35,749	8,705
Taxes payable	8,868	6,866
Payable from acquisition of subsidiary (Note 21)	3,575	—
Other payables	1,078	1,196
	242,397	168,746
Total trade and other payables	259,607	169,030

The fair values of current trade and other payables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other payables approximate their carrying amounts, as the impact of discounting is not significant.

26.    Borrowings

	2022	2021
Non-current
Senior Notes	497,901	497,455
Bank borrowings	230,082	208,032
	727,983	705,487
Current
Senior Notes	8,250	8,250
Bank overdrafts	48,058	11,768
Bank borrowings	223,461	92,146
	279,769	112,164
Total borrowings	1,007,752	817,651

As of December 31, 2022, total bank borrowings include collateralized liabilities of US$188,058 (2021: US$70,221). These loans are mainly collateralized by property, plant and equipment, sugarcane plantations, sugar export contracts, shares of certain subsidiaries of the Group and US Treasury Bills.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

26.    Borrowings (continued)

Notes 2027

On September 21, 2017, the Company issued senior notes (the “Notes”) for a total amount of US$500 million, at an annual fixed rate of 6%. The Notes will mature on September 21, 2027. Interest on the Notes are payable semi-annually in arrears on March 21 and September 21 of each year. The total proceeds nets of expenses was US$495.7 million.

The Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of our current and future subsidiaries. As of December 31, 2022, Adeco Agropecuaria S.A., Adecoagro Brasil Participações S.A., Adecoagro Vale do Ivinhema S.A., Pilagá S.A. and Usina Monte Alegre Ltda. are the only Subsidiary Guarantors.

The Notes contain customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions. As of December 31, 2022 and 2021 the Group was in compliance with these financial covenants.

Debt maturity breakdown

The maturity of the Group's borrowings and the Group's exposure to fixed and variable interest rates is as follows:

	2022	2021
Fixed rate:
Less than 1 year	272,900	104,349
Between 1 and 2 years	27,720	12,503
Between 2 and 3 years	2,222	12,500
Between 3 and 4 years	—	—
More than 5 years	497,901	497,455
	800,743	626,807
Variable rate:
Less than 1 year	6,869	7,815
Between 1 and 2 years	35,355	5,075
Between 2 and 3 years	32,851	31,754
Between 3 and 4 years	80,115	29,255
Between 4 and 5 years	50,211	71,045
More than 5 years	1,608	45,900
	207,009	190,844
	1,007,752	817,651

Borrowings incurred by the Group’s subsidiaries in Brazil are repayable at various dates between January 2023 and November 2027 and bear either fixed interest rates ranging from 2.00% to 13.23% per annum or variable rates based on base-rates plus spreads ranging from 8.54% to 16.29% per annum. As of December 31, 2022 and 2021 there are no borrowings subject to LIBOR (six months).

Borrowings incurred by the Group’s subsidiaries in Argentina are repayable at various dates between December 2022 and June 2028 and bear either fixed interest rates ranging from 0.0% and 9.2% per annum or variable rates based on LIBOR or other specific base-rates plus spreads of 4.0% for those borrowings denominated in U.S. Dollar, and a fixed interest rates ranging from 64.0% to 71.15% per annum for those borrowings denominated in Argentine pesos.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

26.    Borrowings (continued)

Brazilian Subsidiaries

The main loans of the Group’s Brazilian Subsidiaries are:

Bank	Grant date	Nominal amount		Capital outstanding as of December 31				Maturity date	Annual interest rate
				2022			2021
		(In millions)		Millions of Reais		Millions of equivalent Dollars	Millions of equivalent Dollars
Banco do Brasil / Itaú BBA (FINEM) (1)	September 2013	R$	273.0	R$	273.0	52.32	4.75	January 2023	4.68%
Certificados Recebíveis do Agronegócio (CRA)	December 2019	R$	400.0	R$	400.0	76.66	83.68	November 2027	3.80% + IPCA
Debênture	December 2020	R$	400.0	R$	400.0	76.66	80.10	December 2026	4.24% + IPCA
Banco do Brasil (CCB)	December 2020	R$	30.0	R$	30.0	5.75	5.48	January 2024	CDI + 2.32%
Banco Itaú BBA (NCR)	April 2022	R$	20.0	R$	20.0	3.83	—	March 2024	13.23%

(1)Collateralized by (i) liens over the Ivinhema mill and equipment; and (ii) power sales contracts.

In December 2019, Adecoagro Vale do Ivinhema placed R$400.0 million in Certificados de Recebíveis do Agronegócio (CRA) adjustable by the IPCA (Brazilian official inflation rate), maturing in November 2027 and bearing an interest 3.80% per annum. This debt was issued with no guarantee.

The above mentioned loans, except the CRA, contain certain customary financial covenants and restrictions which require the Brazilian subsidiaries to meet pre-defined financial ratios, among other restrictions, as well as restrictions on the payment of dividends. These financial ratios are measured considering the statutory financial statements of the Brazilian Subsidiaries.

As of December 31, 2022 and 2021 the Group was in compliance with all financial covenants.

Argentinian Subsidiaries

The main loans of the Group’s Argentinian Subsidiaries are:

Bank	Grant date	Nominal amount	Capital outstanding as of December 31		Maturity date	Annual interest rate
			2022	2021
		(In millions)	(In millions)	(In millions)
Rabobank (1)	2018	US$50.0	25.00	37.50	June, 2024	6.17%
IFC Tranche A (2)	2020	US$12.6	10.66	12.35	June, 2028	4% plus LIBOR
IFC Tranche B (2)	2020	US$9.4	7.96	9.22	June, 2028	4% plus LIBOR

(1) Collateralized by the pledged of the shares of Dinaluca S.A., Compañía Agroforestal S.M.S.A. and Girasoles del Plata S.A.
(2) Collateralized by a US$241.8 million mortgage over Carmen, Abolengo, San Carlos, Las Horquetas, and La Rosa farms, which are property of Adeco Agropecuaria S.A. A US$35.7 million mortgage over El Meridiano farm, which is property of Pilaga S.A. and a US$44.3 million mortgage over Santa Lucia farm, which is property of Bañados del Salado S.A.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

26.    Borrowings (continued)

Loan with International Finance Corporation (IFC)

In June 2020, our Argentine subsidiaries, Adeco Agropecuaria S.A., Pilagá S.A. and L3N S.A. entered into a US$100 million loan agreement with International Finance Corporation (IFC), member of the World Bank Group. The loan's tenor is eight years, including a two-year grace period, with a rate of LIBOR + 4%. In October 2020, US$22 million has been received. In December 2021, we entered into an amendment reducing the total amount to US$ 60 million, that the group could request the withdrawal until June, 2022. If the Company withdraw the full amount, the rate would be reduced to LIBOR + 3%.
The loan contains customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions. Publication of LIBOR would be ceased at the end of June 2023. During April 2023, it was agreed with IFC to use Secured Overnight Financing Rate (SOFR), replacing the LIBOR since July 1st, 2023. All the other provisions of the loan agreement continue in full force and effect.

The above mentioned loans contain certain customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions, as well as restrictions on the payment of dividends. These financial ratios are measured considering the statutory financial statements of the Argentinian Subsidiaries.

As of December 31, 2022 and 2021 the Group was in compliance with all financial covenants.

The carrying amount of short-term borrowings is approximate its fair value due to the short-term maturity. Long term borrowings subject to variable rate approximate their fair value.The fair value of long-term subject to fix rate do not significant differ from their fair value. The fair value (level 2) of the notes as of December 31, 2022 and 2021 equals US$474.3 million and US$517.5 million, 94.86% and 103.49% of the nominal amount, respectively.

The breakdown of the Group’s borrowing by currency is included in Note 2 - Interest rate risk.

Evolution of the Group's borrowings as December 31, 2022 and 2021 is as follow:

	2022	2021
Amount at the beginning of the year	817,651	971,090
Proceeds from long term borrowings	41,082	30,972
Payments of long term borrowings	(14,012)	(108,425)
Proceeds from short term borrowings	347,928	286,115
Payments of short term borrowings	(192,648)	(328,463)
Payments of interest (1)	(33,189)	(49,592)
Accrued interest	51,596	48,791
Acquisition of subsidiaries (Note 21)	17,738	—
Exchange differences, inflation and translation, net	(30,489)	(52,693)
Others	2,095	19,856
Amount at the end of the year	1,007,752	817,651
(1) Excludes payment of interest related to trade and other payables.

27.     Lease liabilities

	2022	2021
Lease liabilities
Non-current	283,549	201,718
Current	54,431	45,136
	337,980	246,854

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

27.    Lease liabilities (continued)

The maturity of the Group’s lease liabilities is as follows:

	2022	2021
Less than 1 year	54,431	45,136
Between 1 and 2 years	61,931	44,847
Between 2 and 3 years	50,839	38,745
Between 3 and 4 years	41,781	30,085
Between 4 and 5 years	31,231	24,072
More than 5 years	97,767	63,969
	337,980	246,854

Changes in the Group’s lease liabilities, net in 2022 and 2021 were as follows:

	Agricultural "partnerships"	Others	Total
Amount at the beginning of the year 2021	178,423	17,349	195,772
Exchange differences	(11,698)	51	(11,647)
Additions and re-measurement	93,091	15,409	108,500
Payments	(53,206)	(9,067)	(62,273)
Finance cost related to lease liabilities	15,403	1,099	16,502
Closing net book amount	222,013	24,841	246,854

Amount at the beginning of the year 2022	222,013	24,841	246,854
Exchange differences	10,230	4,433	14,663
Additions and re-measurement	143,952	9,898	153,850
Disposal	(3,277)	(2,644)	(5,921)
Payments	(89,806)	(12,773)	(102,579)
Finance cost related to lease liabilities	28,954	2,159	31,113
Closing net book amount	312,066	25,914	337,980

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

28.    Payroll and social security liabilities

	2022	2021
Non-current
Social security payable	1,581	1,243
	1,581	1,243
Current
Salaries payable	4,050	2,617
Social security payable	4,693	3,499
Provision for vacations	11,487	8,136
Provision for bonuses	9,734	10,799
	29,964	25,051
Total payroll and social security liabilities	31,545	26,294

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

The table below shows the movements in the Group's provisions for other liabilities categorized by type of provision:

	Labor, legal and other claims	Others	Total
At January 1, 2021	2,864	1,495	4,359
Additions	917	3,475	4,392
Used during year	(1,028)	(1,455)	(2,483)
Exchange differences	(226)	(56)	(282)
At December 31, 2021	2,527	3,459	5,986
Additions	1,347	400	1,747
Acquisition of subsidiaries	300	—	300
Used during year	(1,237)	(3,416)	(4,653)
Exchange differences	92	(37)	55
At December 31, 2022	3,029	406	3,435

Analysis of total provisions:

	2022	2021
Non current	2,526	2,565
Current	909	3,421
	3,435	5,986

The Group is engaged in several legal proceedings, including tax, labor, civil, administrative and other proceedings in Brazil, which qualified as contingent liabilities for an aggregate claimed nominal amount of US$78.5 million and US$72.1 million as of December 31, 2022 and 2021, respectively. These amounts refers to a claim of the tax authorities in Brazil of the

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

29.    Provisions for other liabilities (continued)

exclusion of the calculation base of Income Tax of the accelerated depreciation of rural activity as provided for in article 6 of Provisional Measure 2,159-70 / 01 and in Article 325 of the Income Tax Regulation / 18.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

30.    Group companies

The following table details the subsidiaries that comprised the Group as of December 31, 2022 and 2021:

			2022	2021
	Activities	Country of incorporation and operation	Ownership percentage held if not 100%	Ownership percentage held if not 100%
Details of principal subsidiary undertakings:
Operating companies (unless otherwise stated):
Adeco Agropecuaria S.A.	(a)	Argentina	—	—
Pilagá S.A.	(a)	Argentina	99.94%	99.94%
Cavok S.A.	(a)	Argentina	51%	51%
Establecimientos El Orden S.A.	(a)	Argentina	51%	51%
Bañado del Salado S.A.	(a)	Argentina	—	—
Agro Invest S.A.	(a)	Argentina	51%	51%
Forsalta S.A.	(a)	Argentina	51%	51%
Dinaluca S.A.	(a)	Argentina	—	—
Compañía Agroforestal S.M.S.A.	(a)	Argentina	—	—
Energía Agro S.A.U.	(a)	Argentina	—	—
L3N S.A.	(d)	Argentina	—	—
Maní del Plata S.A.	(a)	Argentina	—	—
Girasoles del Plata S.A.	(a)	Argentina	—	—
Molinos Libres S.A.U.	(a)	Argentina	—	—
Adeco Agropecuaria Brasil Ltda.	(b)	Brazil	—	—
Adecoagro Vale do Ivinhema S.A. ("AVI")	(b)	Brazil	—	—
Usina Monte Alegre Ltda. ("UMA")	(b)	Brazil	—	—
Adecoagro GD LTDA.	(b)	Brazil	—	—
Monte Alegre Combustiveis Ltda.	(b)	Brazil	—	—
Adecoagro Energia Ltda.	(b)	Brazil	—	—
Adecoagro Agricultura e Participação Ltda.	(b)	Brazil	—	—
Methanum Engenharia Ambiental Ltda.	(b)	Brazil	—	—
Angelica Energia Ltda.	(b)	Brazil	—	—
Ivinhema Energia Ltda.	(b)	Brazil	—	—
Kelizer S.A.	(a)	Uruguay	—	—
Adecoagro Uruguay S.A.	(a)	Uruguay	—	—
Arroz del Plata S.A. (ex Viterra Uruguay S.A.)	(a)	Uruguay	—	—
Paso Dragón S.A.	(a)	Uruguay	—	—
Adecoagro Chile S.P.A	(a)	Chile	—	—
Holdings companies:
Adecoagro Brasil Participações S.A.	—	Brazil	—	—
Adecoagro LP S.C.S.	—	Luxembourg	—	—
Adecoagro GP S.a.r.l.	—	Luxembourg	—	—
Ladelux S.A.	—	Uruguay	—	—
Spain Holding Companies	(c)	Spain	—	—

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

31.    Related-party transactions

The following is a summary of the balances and transactions with related parties:

Related party	Relationship	Description of transaction	Income (loss) included in the statement of income			Balance receivable (payable)/(equity)
			2022	2021	2020	2022	2021

Management and selected employees	Employment	Compensation selected employees	(11,497)	(7,883)	(5,232)	(18,917)	(16,198)

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

    In the case of goodwill, any goodwill acquired is allocated to the cash-generating unit (‘CGU’) expected to benefit from the business combination. CGU to which goodwill is allocated is tested for impairment annually (every September), or more frequently if events or changes in circumstances indicate that the carrying amount of the CGU may be impaired. The carrying amount of the CGU is compared to its recoverable amount, which is the higher of fair value less costs to sell and the value in use. An impairment loss is recognized for the amount by which the carrying amount exceeds its recoverable amount. The impairment review requires management to undertake certain significant judgments, including estimating the recoverable value of the CGU to which goodwill is allocated, based on either fair value less costs-to-sell or the value-in-use, as appropriate, in order to reach a conclusion on whether it deems the goodwill is impaired or not.

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

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

32.    Critical accounting estimates and judgments (continued)

    Farmlands may be used for different activities that may generate independent cash flows. For those farmlands that are used for more than one segment activity (i.e. crops and cattle or rental income), the farmland is further subdivided into two or more CGUs, as appropriate, for purposes of impairment testing. For its properties in Brazil, management identified a farmland together with its related mill as separate CGUs. Most of the farmlands in Argentina and Uruguay are treated as single CGUs.

    Based on these criteria, management identified a total amount of 42 CGUs as of September 30, 2022 and 39 CGUs as of September 30, 2021.

As of September 30, 2022 and 2021, due to the fact that there were no impairment indicators, the Group only tested those CGUs with allocated goodwill in Argentina and Brazil.

    CGUs tested based on a fair-value-less-costs-to-sell model at September 30, 2022 and 2021:

    As of September 30, 2022, the Group identified 10 CGUs in Argentina (2021: 10 CGUs) to be tested based on this model (all CGUs with allocated goodwill). Estimating the fair value less costs-to-sell is based on the best information available, and refers to the amount at which the CGU could be bought or sold in a current transaction between willing parties. Management may be assisted by the work of independent experts. When using this model, the Group applies the “sales comparison approach” as its method of valuing most properties, which relies on results of sales of similar agricultural properties to estimate the value of the CGU. This approach is based on the theory that the fair value of a property is directly related to the selling prices of similar properties.

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

    The following table shows only the 10 CGUs (2021: 10 CGUs) where goodwill was allocated at each period end and the corresponding amount of goodwill allocated to each one:

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

32.    Critical accounting estimates and judgments (continued)

CGU / Operating segment / Country	September 30, 2022	September 30, 2021
La Carolina / Crops / Argentina	242	197
La Carolina / Cattle / Argentina	39	32
El Orden / Crops / Argentina	260	212
El Orden / Cattle / Argentina	9	8
La Guarida / Crops / Argentina	1,726	1,407
La Guarida / Cattle / Argentina	889	725
Los Guayacanes / Crops / Argentina	3,196	2,606
Doña Marina / Rice / Argentina	5,565	4,536
El Colorado / Crops / Argentina	2,768	2,256
El Colorado / Cattle / Argentina	27	22
Closing net book value of goodwill allocated to CGUs tested (Note 15)	14,721	12,001
Closing net book value of PPE items allocated to CGUs tested	143,585	143,064
Total assets allocated to CGUs tested	158,306	155,065

Based on the testing above, the Group determined that none of the CGUs, with allocated goodwill, were impaired at September 30, 2022 and 2021.

    CGUs tested based on a value-in-use model at September 30, 2022 and 2021:

As of September 30, 2022, the Group identified 2 CGUs (2021: 2 CGUs) in Brazil to be tested based on this model (all CGUs with allocated goodwill). The determination of the value-in-use calculation required the use of significant estimates and assumptions related to management’s cash flow projections. In performing the value-in-use calculation, the Group applied pre-tax rates to discount the future pre-tax cash flows. In each case, these key assumptions have been made by management reflecting past experience and are consistent with relevant external sources of information, such as appropriate market data. In calculating value-in-use, management may be assisted by the work of external advisors.

The key assumptions used by management in the value-in-use calculations which are considered to be most sensitive to the calculation are:

Key Assumptions	September 30, 2022	September 30, 2021
Financial projections	Covers 5 years for UMA (*)	Covers 5 years for UMA (*)
	Covers 5 years for AVI (**)	Covers 5 years for AVI (**)
Yield average growth rates	0-1%	0-1%
Future pricing increases	1.21% per annum	1.76% per annum
Future cost decrease	0.25% per annum	0.33% per annum
Discount rates	5%	4%
Perpetuity growth rate	1%	1%

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
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

32.    Critical accounting estimates and judgments (continued)

The following table shows only the 2 CGUs where goodwill was allocated at each period end and the corresponding amount of goodwill allocated to each one:

CGU/ Operating segment	September 30, 2022	September 30, 2021
AVI / Sugar, Ethanol and Energy	2,937	2,919
UMA / Sugar, Ethanol and Energy	1,102	1,095
Closing net book value of goodwill allocated to CGUs tested (Note 15)	4,039	4,014
Closing net book value of PPE items allocated to CGUs tested	518,814	469,434
Total assets allocated to 2 CGUs tested	522,853	473,448

Based on the testing above, the Group determined that none of the CGUs, with allocated goodwill, were impaired at September 30, 2022 and 2021.

Management views these assumptions are conservative and does not believe that any reasonable change in the assumptions would cause the carrying value of these CGU’s to exceed the recoverable amount.

The Group’s goodwill and property, plant and equipment balances allocated to the cash generating units with allocated goodwill in Argentina were US$ 14.3 million and US$ 143.9 million, respectively, and goodwill and property, plant and equipment allocated to the cash generating units with allocated goodwill in Brazil were US$ 4.2 million and U$S 534 million, respectively as of December 31, 2022.

As of December 31, 2022, the Group determined that there are no indicators of impairment.

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

Investment property
Investment property consists of farmland for rental or for capital appreciation and not used in production or for sale in the ordinary course of business, and it is measured at fair value. The changes in the fair value, which is based on an independent external expert, impacts the profit and loss of the period, in the line item Other operating income, net (see Note 14).

(e) Purchase price allocation

The acquisition method of accounting is used to account for all acquisitions. Under this method, assets acquired and liabilities assumed of the Company are measured at fair value for financial reporting purposes. In estimating the fair value of an asset or a liability, the Company uses market-observable data to the extent it is available. Where Level 1 inputs are not available, the Company estimates the fair value of an asset or a liability by converting future amounts (e.g. cash flows or income and expenses) to a single current (i.e. discounted) amount.

Management applied judgement in estimating the fair value of certain identifiable assets acquired, which involved the use of estimates and assumptions, including the timing and amounts of cash flow projections and discount rates, as applicable.

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

The inflation adjustment on the years 2022, 2021 and 2020 was calculated by means of conversion factor derived from the Argentine price indexes published by the National Institute of Statistics and the year-over-year change in the index was 1.9479; 1.509 and 1.361, respectively.

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

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. The excess of consideration over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the consideration is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the statement of income under the line item “Bargain purchase gain on acquisition”.

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

Argentine currency status

Since the second half of 2019, the Argentine government instituted certain foreign currency exchange controls, which may restrict or partially restrict access to foreign currency, like the U.S. dollars, to make payments abroad, either for foreign debt or the importation of goods or services, dividend payments and others, without prior authorization. Those regulations have continued to evolve, sometimes making them more or less stringent depending on the Argentine government’s perception of availability of sufficient national foreign currency reserves. The above has led to the existence of an informal foreign currency market where foreign currencies quote at levels significantly higher than the official exchange rate. However, the only exchange rate available for external commerce is the official exchange rate, which as of December 31, 2022 was Pesos 177 per dollar.

We use Argentina’s official exchange rate to record the accounts of Argentine subsidiaries.

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

33.16    Short-term investment

Financial assets at fair value through profit or loss are valued at the initial recognition and subsequently at fair value and recognizing the variation in the Statement of income in the line Financial results.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.17    Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less. In the statements of cash flows, interest paid is presented within financing cash flows and interest received is presented within investing activities.

33.18    Borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost using the effective interest method. Borrowing costs are capitalized during the period of time that is required to complete and prepare the asset for its intended use.

33.19    Provisions

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

33.20    Onerous contracts

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

33.21    Current and deferred income tax

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

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.21    Current and deferred income tax (continued)
Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

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

33.22    Revenue Recognition

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

33.23    Farmlands sales

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

33.24    Assets held for sale and discontinued operations

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

33.25    Earnings per share

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

33.26    Equity-settled share-based payments

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

33.27    Research and development

Research phase expenditure is expensed as incurred. Development expenditure is capitalized as an internally generated intangible asset only if it meets strict criteria, relating in particular to technical feasibility and generation of future economic benefits. Research expenses have been immaterial to date. The Group has not capitalized any development expenses to date.

34.    Information related to COVID-19 pandemic

In response to the outbreak of COVID-19 and subsequent new variants of the virus (the "COVID-19 pandemic"), governments and businesses around the world have implemented a variety of restrictive measures to reduce the spread of COVID-19 . These measures have had a significant adverse effect on economic activities worldwide. The Company put in place several measures to preserve the safety of its employees and the communities where it operates, while maintaining its business operations running. The Company’s activities in Argentina, Uruguay and Brazil were considered essential activities by the respective governments and consequently the Company was allowed to continue operating its businesses normally. Thus, the COVID-19 pandemic did not have a significant adverse impact on the business. However, the spread of new variants of COVID-19 pandemic has caused uncertainty as to when restrictions will be finally lifted, if additional restrictions may be initiated or reimposed, if there will be permanent changes to consumer behavior patterns, and the timing of distribution and administration of COVID-19 vaccines and other medical interventions globally. The Company cannot predict the long-term effects of the COVID-19 pandemic on its business and will continue monitoring the situation until the COVID-19 pandemic is over.