Form 20-F
period 2023-12-31
Adecoagro S.A.
filed 2024-04-26
CIK 1499505

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED ON DECEMBER 31, 2023
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM TO ________________
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
None
The number of outstanding shares of each of the issuer’s classes of capital stock as of December 31, 2023:
106,005,500 Common Shares, par value $1.50 per share
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
Yes ☑   No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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
☑ Yes ☐ No
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

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
•the correlation between petroleum, ethanol and sugar prices;
•our plans relating to acquisitions, joint ventures, strategic alliances or divestitures, and to consolidate our position in different businesses;
•the efficiencies, cost savings and competitive advantages resulting from acquisitions;
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
•References to “Uruguayan Pesos,” are to Uruguayan Pesos, the official currency of Uruguay.
•Unless stated otherwise, references to “sales” are to the consolidated sales of goods and service rendered.
•References to “IFRS” are to IFRS Accounting Standards as issued by the International Accounting Standards Board and the interpretations of the International Financial Reporting Interpretations Committee.
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
The Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021 (hereinafter, the “Consolidated Financial Statements”) included in this annual report have been prepared in accordance with IFRS. All IFRS effective at the time of preparing the Consolidated Financial Statements have been applied.

Financial reporting in a hyperinflationary economy
IAS 29 “Financial Reporting in Hyperinflationary Economies” requires that the financial statements of entities whose functional currency is that of a hyperinflationary economy to be adjusted for the effects of changes in a suitable general price index and to be expressed in terms of the current unit of measurement at the closing date of the reporting period. Accordingly, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items.
In order to conclude whether an economy is categorized as hyperinflationary under the terms of IAS 29, the Standard details a series of factors to be considered, including the existence of a cumulative inflation rate for a three year period that approximates or exceeds 100%.
Since 2018, when the cumulative inflation rate for the relevant three year period exceeded the 100% threshold, our operations in Argentina have been deemed to be conducted in a hyperinflationary economy for accounting purposes under the
v

terms of IAS 29. Accordingly, IAS 29 has been applied in the financial reporting of our subsidiaries that use the Argentine peso as their functional currency since 2018.
The inflation adjustment for the years ended December 31, 2023, 2022 and 2021 was calculated by means of conversion factor derived from the Argentine price index published by the National Institute of Statistics and the year-over-year change in the index was 3.114; 1.9479 and 1.509, respectively.

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
•Adjusted Segment EBIT;
•Adjusted Net Income;
•Adjusted Free Cash Flow;
•Adjusted Free Cash Flow from Operations;
•Net Debt; and
•Net Debt to Adjusted Consolidated EBITDA Ratio
In particular, Adjusted Consolidated EBITDA, Adjusted Segment EBITDA, Adjusted Consolidated EBIT and Adjusted Segment EBIT arose from our segment information in the Consolidated Financial Statements. Please refer to Note 3 to our Consolidated Financial Statements - Segment Information.
In this section, we provide an explanation of each of our non-IFRS financial measures. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS.
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

Adjusted Consolidated EBITDA equals the sum of our Adjusted Segment EBITDA for each of our operating segments. We define “Adjusted Consolidated EBITDA” as (i) consolidated net profit (loss) for the year, as applicable, before interest expense, income taxes, depreciation of property, plant and equipment, amortization of intangible assets, net gain or loss from fair value adjustments of investment property land foreign exchange gains or losses, other net financial results and bargain purchase gain on acquisition (ii) adjusted by those items, that do not impact profit and loss, but are recorded directly in shareholders’ equity, including (a) the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland, reflected under the line item: “Reserve from the sale of noncontrolling interests in subsidiaries” and (b) the net increase in value of sold farmland, which is recognized in either revaluation surplus or retained earnings and reflected in shareholders’ equity under the line item “Reverse of revaluation surplus derived from disposals of assets”; and (iii) net of the combined effect of the application of IAS 29 and IAS 21 from the Argentine operations included in profit from operations.
We define “Adjusted Segment EBITDA” for each of our operating segments as (i) the segment’s share of consolidated profit (loss) from operations per segment information for the year, as applicable, before depreciation of property, plant and equipment and amortization of intangible assets and bargain purchase gain on acquisition, (ii) adjusted by those items, that do not impact profit and loss, but are recorded directly in shareholders’ equity, including (a) the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland, reflected under the line item “Reserve from the sale of noncontrolling interests in subsidiaries” and (b) the net increase in value of sold farmland, which is recognized in either revaluation surplus or retained earnings, and reflected in shareholder’ equity under the line item “Reverse of revaluation surplus derived from disposals of assets;” and (iii) net of the combined effect of the application of IAS 29 and IAS 21 to our Argentine operations included in profit from operations.
We believe that Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are important measures of operating performance for our company and each operating segment, respectively, because they allow investors to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, respectively, including our return on capital and operating efficiencies, from period to period by removing the impact of our capital structure (interest expense from our outstanding debt), asset base (depreciation and amortization), tax consequences (income taxes), bargain purchase gain, foreign exchange gains or losses and other financial results. In addition, by including the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland, investors can also evaluate and compare the full value and returns generated by our land transformation activities. Other companies may calculate Adjusted Consolidated EBITDA and Adjusted Segment EBITDA differently, and therefore our Adjusted Consolidated EBITDA and Adjusted Segment EBITDA may not be comparable to similar measures used by other companies. Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are not measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, segment profit from operations and other measures determined in accordance with IFRS. Items excluded from Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are significant and necessary components to the operations of our business, and, therefore, Adjusted Consolidated EBITDA and Adjusted Segment EBITDA should only be used as a supplemental measure of our company’s operating performance, and of each of our operating segments, respectively. We also believe Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are useful for securities analysts, investors and others to evaluate and compare the financial performance of our company and other companies in the agricultural industry. These non-IFRS measures should be considered in addition to, but not as a substitute for or superior to, the information contained in either our statements of income or segment information.
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

We believe that Adjusted Consolidated EBIT and Adjusted Segment EBIT are important measures of operating performance, for our company and each operating segment, respectively, because they allow investors to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, from period to period by including the impact of depreciable fixed assets and removing the impact of our capital structure (interest expense from our outstanding debt), tax consequences (income taxes), foreign exchange gains or losses and other financial results. In addition, by including the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland and also the sale of farmlands, investors can evaluate the full value and returns generated by our land transformation activities. Other companies may calculate Adjusted Consolidated EBIT and Adjusted Segment EBIT differently, and therefore our Adjusted Consolidated EBIT and Adjusted Segment EBIT may not be comparable to similar measures used by other companies. Adjusted Consolidated EBIT and Adjusted Segment EBIT are not measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, segment profit from operations and other measures determined in accordance with IFRS. Items excluded from Adjusted Consolidated EBIT and Adjusted Segment EBIT are significant and necessary components to the operations of our business, and, therefore, Adjusted Consolidated EBIT and Adjusted Segment EBIT should only be used as a supplemental measure of the operating performance of our company, and of each of our operating segments, respectively.
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
Other companies may calculate Adjusted Net Income differently, and therefore our Adjusted Net Income may not be comparable to similar measures used by other companies. Adjusted Net Income is not a measure of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss). This non-IFRS measure should be considered in addition to, but not as a substitute for or superior to, the information contained in our consolidated financial statements.

Adjusted Free Cash Flow and Adjusted Free Cash Flow from Operations
We define Adjusted Free Cash Flow as the aggregate of (i) net cash generated from operating activities net of the combined effect of the application of IAS 29 and IAS 21 to the Argentine operations, (ii) net cash used in investing activities net of the combined effect of the application of IAS 29 and IAS 21 to the Argentine operations -excluding the combined effect in other financial income-, less (iii) interest paid net of the combined effect of the application of IAS 29 and IAS 21 to the Argentine operations, plus (iv) proceeds from the sale of non-controlling interest in farming subsidiaries; less (v) lease payments, less (vi) dividends paid to noncontrolling interest, plus (vii) the net of acquisition/disposal of restricted short-term investments, namely US-Treasury Bills used as collateral of short term borrowings, and less (viii) other financial income derived from gains on bond arbitrage transactions. We define Adjusted Free Cash Flow from Operations as (i) net cash generated from operating activities net of the combined effect of the application of IAS 29 and IAS 21 to the Argentine operations, less (ii) net cash used in investing activities net of the combined effect of the application of IAS 29 and IAS 21 to the Argentine Operations -excluding the net of the combined effect in other financial income-, less (iii) interest paid net of the combined effect of the application of IAS 29 and IAS 21 to the Argentine operations, plus (iv) proceeds from the sale of noncontrolling interest in subsidiaries; less (v) lease payments, less (vi) dividends paid to noncontrolling interest plus (vii) the net of acquisition/disposal of restricted short-term investments, namely US-Treasury Bills used as collateral of short term borrowings, less (viii) other financial income derived from gains on bond arbitrage transactions, less (ix) expansion capital expenditures.
We believe that the measures of Adjusted Free Cash Flow and Adjusted Free Cash Flow from Operations are important measures of liquidity that enable investors to draw important comparisons year to year of the amount of cash generated by the Company’s principal business and financing activities, after paying for recurrent items, including interest, taxes and maintenance capital expenditures.
Expansion capital expenditures is defined as the required investment to expand current production capacity including organic growth, joint ventures and acquisitions. We define maintenance capital expenditures as the necessary investments in order to maintain the current level of productivity both at an agricultural and industrial level. Proceeds from the sale of noncontrolling interest in farming subsidiaries is a measure of the cash generated by the sale of farms, which is included under cash from financing activities pursuant to IFRS.
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
We believe Adjusted Free Cash Flow from Operations is an additional important liquidity metric for the Company because it allows investors and others to evaluate and compare the total amount of cash generated by the Company’s business and financing activities after paying for recurrent items including interests, taxes and maintenance capital expenditures. We believe this metric is relevant in evaluating the overall performance of our business.
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
Net Debt and Net Debt to Adjusted Consolidated EBITDA Ratio
Net debt is defined as the sum of current and non-current borrowings, less cash and cash equivalents and restricted short-term investments (namely US-Treasury Bills used as collateral of short-term borrowings). This measure is widely used by management.
Management is consistently tracking our leverage position and our ability to repay and service our debt obligations over time. We have therefore set a leverage ratio target that is measured by net debt divided by Adjusted Consolidated EBITDA.
We believe that the ratio of net debt to Adjusted Consolidated EBITDA provides useful information to investors because management uses it to manage our debt-equity ratio in order to promote access to capital markets and our ability to meet scheduled debt service obligations.
Fiscal Year and Harvest Year
Our fiscal year begins on January 1 and ends on December 31 of each year. However, our production is based on the harvest-year for each of our crops and rice. A harvest-year varies according to the crop or rice and to the climate in which it is grown. Due to the geographic diversity of our farms, the planting period for a given crop or rice may start earlier on one farm than on another, causing differences in their respective harvesting periods. The presentation of production volume (tons) and product area (hectares) in this annual report, in respect of the harvest-years for each of our crops and rice, starts with the first day of the planting period at the first farm to start planting on that harvest-year and continues to the last day of the harvesting period of the respective crop or rice on the last farm to finish harvesting that harvest-year, as shown in the table below.

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

Corn

Wheat / Barley

Soybean / Corn second harvest

Rice

Product area for cattle is presented on a harvest-year basis given that land utilized for cattle operations is linked to our farming operations and use of farmland during a harvest year. Production volumes for dairy and cattle operations are presented on a fiscal year basis. On the other hand, production volumes and product area in our Sugar, Ethanol and Energy business are presented on a fiscal-year basis.
The financial results for all of our products are presented on a fiscal-year basis.

Certain Weight Units and Measures in the Agricultural Business
Weight units and measures used in agriculture vary according to the crop and producing country. In order to permit comparability of our operating data with operating data from the international markets, the following table sets forth key weight units and measures used in the agricultural industry:
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

A.    [RESERVED]

B.    CAPITALIZATION AND INDEBTEDNESS
Not Applicable.
C.    REASONS FOR THE OFFER AND USE OF PROCEEDS
Not Applicable.

D.    RISK FACTORS
Investing in our common shares involves a high degree of risk. Before making an investment decision, you should carefully consider the information contained in this annual report, particularly the risks described below, as well as in our Consolidated Financial Statements and accompanying notes. Our business activities, cash flow, financial condition and results of operations could be materially and adversely affected by any of the risks and uncertainties mentioned below. The market price of our common shares may decrease due to any of these risks or other factors, and you may lose all or part of your investment. The risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations.
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
•Our business may be materially and adversely affected by the emergence of epidemics or pandemics, such as COVID 19.
•We depend on stable international trade and economic and other conditions in key export markets for our products.
•A worldwide economic downturn could weaken demand for our products or lower prices.
•Our business is seasonal and our results may fluctuate significantly depending on the growing cycle of our crops.
•We face significant competition across our business segments, which could adversely affect our financial performance.
•Our current insurance coverage may not be sufficient to cover our potential losses.
•Cybersecurity incidents, including attacks on the infrastructure necessary to maintain our IT systems, may adversely affect us.
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
•IFRS requires us to measure our biological assets at fair value and therefore limit the comparability of our financial statements to similar issuers applying US GAAP.
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
•We are subject to anti-corruption, anti-bribery, anti-money laundering and other international trade laws and regulations.

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
•Economic and political conditions in the countries in which we operate, and the perception of these conditions in international markets, may adversely impact our business, our access to capital and debt markets, and our results of operations and financial condition.
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
•Any deterioration in Brazil’s or our credit rating may adversely affect the trading price of our common shares and us.
•Disruption of transportation and logistics services, insufficient investment in public infrastructure or disruption to any aspect of the supply chain could adversely affect our operating results.
•The Argentine economy may be affected by its government’s limited access to financing from international markets and the result of any failure to pay its debt obligations.
•Argentina’s current account and balance of payment imbalances could lead to a depreciation of the Peso, and as a result, affect our results of operations, our capital expenditure program and our ability to service our foreign currency liabilities.
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
•We receive certain tax benefits from Brazilian tax authorities, and there can be no assurance that such benefits will be maintained or renewed.
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
Severe weather or environmental conditions, in particular, droughts, hail, floods, frost or pestilence, are unpredictable and may have a significant adverse impact on agricultural production and the supply and price of agricultural commodities that we sell and use in our business. Moreover, adverse weather conditions may be exacerbated by the effects of climate change which impact the entirety of our business and policies. See “—Climate change may impose increased costs on our operations.” Additionally, higher than average temperatures and rainfall can contribute to an increased pestilence, which may adversely impact our agricultural production.
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
In 2022, South America suffered a third consecutive year of drier weather during spring and summer times, commonly known as a “La Niña” year. While South America experienced a strong year of heavier rains during the spring and summer times of 2023, commonly known as an “El Niño” year, there can be no assurance that weather conditions will be normalized or that such year will not be followed by a “La Niña” year. Although we are diversified in terms of crops and geographical regions, our 2022/2023 were negatively impacted reflected in lower yields.
Similarly, the occurrence and effects of disease and pestilence can be unpredictable and devastating to agricultural products, potentially rendering all or a substantial portion of the affected harvest unsuitable for sale. Our agricultural products are also susceptible to fungi and bacteria that are associated with excessively moist conditions. Our results of operations could be adversely affected in such cases where our production is materially affected and all or a substantial portion of the production costs have been incurred. There can be no assurance that such events in the future will not adversely affect our operating results and financial condition. Furthermore, if we fail to control pestilence or disease and our production is threatened, we may be unable to supply our main customers, which could affect our results of operations and financial condition.
In addition, disease among our dairy cattle herd, such as mastitis, tuberculosis, brucellosis and foot-and-mouth disease, could have an adverse effect on productivity. Outbreaks of cattle diseases may also result in the closure of certain important markets to our cattle-derived products. There can be no assurance that future outbreaks will not occur. A future outbreak of diseases among our cattle herds could adversely affect our milk sales and operating results and financial condition. Furthermore, outbreaks, or fears of outbreaks, of any of these or other animal diseases may lead to the cancellation of orders by our customers, in particular if the disease has the potential to affect human health or create adverse publicity that may have a material adverse effect on consumer demand for our products. Moreover, outbreaks of animal disease may lead foreign governments to ban the importation of some or all of our products, which may result in the destruction of some or all of these animals.

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
For example, in 2023 sugar prices in U.S. dollars increased 27.9% according to the International Exchange - New York, or “ICE NY”, anhydrous and hydrous ethanol prices in Brazilian Reais decreased 18.6% and 18.8%, respectively according to the center for Advanced Studies on Applied Economics (Centro de Estudos Avançados em Economia Aplicada (CEPEA/ESALQ)). The increase in international sugar prices was influenced by steadily rising estimates of sugar production in India. However, Sugar prices have remained volatile since the commencement of the conflict in Ukraine.
Also, domestic prices of electricity exported to the grid, in particular, electricity produced by hydroelectric generators, are impacted by weather conditions. For example, according to the Chamber of Electric Energy Commercialization of Brazil (Câmara de Comercialização de Energia Elétrica - CCEE ) is expected to average its regulatory minimum of 61.1 R$/MWh in 2024. In 2023, the average energy spot price (PLD) was 69.0 R$/MWh, 17% lower compared to 2022 (59.0 R$/MWh), and the forecasted energy price for 2024 is 61.0 R$/MWh, 12% lower than in 2023.
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
The vast majority of ethanol in Brazil is produced at sugarcane mills that produce both ethanol and sugar. Because sugarcane millers are able to alter their product mix in response to the relative prices of ethanol and sugar, the prices of both products are directly correlated, and the correlation between ethanol and sugar prices may increase over time. Sugar prices in Brazil are determined by prices in the world market, resulting in a correlation between Brazilian ethanol prices and world sugar prices. Accordingly, a decline in sugar prices would have an adverse effect on the financial performance of our ethanol and sugar businesses.

Moreover, because flex-fuel vehicles allow consumers to choose between gasoline and ethanol at the pump rather than at the showroom, ethanol prices are correlated to gasoline prices as well and, consequently, international oil prices. In Brazil, petroleum and petroleum derivatives have historically been subject to price controls. Currently there is no legislation or regulation in force that gives the Brazilian government the power to set prices for petroleum, petroleum products, ethanol or vehicular natural gas. However, given that Petróleo Brasileiro S.A. – Petrobras, the only supplier of oil-based fuels in Brazil, is a government-controlled company, prices of petroleum and petroleum products are subject to government influence, resulting in potential inconsistencies between international prices and prevailing prices within Brazil that affect our business and our financial results.
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
Our production process requires various raw materials, in particular fertilizers, phytosanitary products and seeds, which we acquire from local and international suppliers. We do not have long-term supply contracts for most of these raw materials. A significant increase in the cost of these raw materials, especially fertilizer and agrochemicals, a shortage of raw materials or the unavailability of these raw materials in their entirety could reduce our profit margin, our production and/or interrupt the production of some of our products, in all cases adversely affecting our results of operations and our financial condition.
For example, we rely on fertilizers and agrochemicals, many of which are petrochemical based. In our Farming business, fertilizers and agrochemicals represented approximately 15.9% of our total cost of production (including manufacturing and administrative expenses) for the 2022/2023 harvest-year. In our Sugar, Ethanol and Energy business, fertilizers and agrochemicals represented 20.9% of our cost of production (including manufacturing and administrative expenses) during 2021, 19.6% in 2022 and 19.7% in 2023. Worldwide production of agricultural products has increased significantly in recent years in response to increased demand for agrochemicals and fertilizers. However, shortages in the supply of agrochemicals and fertilizers remain, which has been aggravated by the ongoing war between Russia and Ukraine. See “—We may be adversely affected by the ongoing armed conflict between Russia and Ukraine”.
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
Moreover, considering Brazilian law and judicial precedent, we may be involved in litigation concerning our suppliers’ inappropriate labor practices, as labor authorities may argue that we failed to adequately supervise our supply chain. This risk is particularly relevant if these suppliers are involved in sensitive labor issues, such as child labor and the direct or indirect use of forced labor or modern slavery. Any such litigation could impact our customers’ perception of our business, and adverse decisions may compel us to disburse material amounts in connection therewith, which may adversely affect our business, results of operations and our reputation
Increased fuel and energy prices and frequent interruptions of energy supply could adversely affect our business.
We require substantial amounts of fuel oil and other resources for our harvest activities and transport of our agricultural products. During both the 2022/2023 and 2021/2022 harvest-years, fuel represented 2.7% and 4.5% respectively, of the cost of production (including manufacturing and administrative expenses) of our Farming business. In our Sugar, Ethanol and Energy business, fuel represented 11.0% and 12.8% of our cost of production (including manufacturing and administrative expenses) in 2023 and 2022, respectively.
We rely upon third parties for our supply of energy resources used in our operations. The prices for and availability of energy resources may be subject to change or curtailment, respectively, due to, inter alia, new laws or regulations, the imposition of new taxes or tariffs, interruptions in production by suppliers, the imposition of restrictions on energy supply by government, and worldwide price levels and market conditions. In addition, our contracts for the purchase and sale of energy in the free market may contain flexibilities according to which counterparties may also reduce the amounts of contracted energy, within certain limits. Any of these events could affect our revenues if we are unable to sell the reduced volumes at the same price or due to the excess energy that we fail to sell. In addition, in the event of an energy shortage, the government may impose rationing obligations that could affect the volumes established in our contracts, consequently affecting our revenues.
Moreover, over the last few years, the Argentine government has taken certain measures in order to reduce the use of energy during peak months of the year by frequently cutting energy supply to industrial facilities and large consumers to ensure adequate supply for residential buildings. For example, certain of our industrial facilities have been subject to a quota system whereby electricity cuts occur on a work-shift basis, resulting in our facilities being shut down during certain work shifts. Brazil has also been subject to electricity rationing measures as a result of droughts in recent years. There can be no assurance that we will be able to procure the required energy inputs at acceptable prices. If energy supply is cut for an extended period of time and we are unable to find replacement sources at comparable prices, or at all, our business and results of operations could be adversely affected.
Our business may be materially and adversely affected by the emergence of epidemics or pandemics, such as COVID 19.
Epidemics and pandemics caused by infectious agents, such as the COVID -19 pandemic, can impact the health of our workforce, partners and suppliers, as well as necessitate the redesign of routines, procedures and organization of work in general, and may consequently affect the continuity of various activities and our productivity. In addition, such public health events may affect commodity prices and demand, which, consequently, may negatively impact our results and financial condition.
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
Due to the growing participation in the worldwide agricultural commodities markets by commodities produced in South America, South American producers, including us, are increasingly affected by the measures taken by importing countries in order to protect their local producers. Measures such as the limitation on imports adopted in a particular country or region may affect the sector’s export volume significantly and, consequently, our operating results. Additionally, in the past, governments and other authorities have established certain restrictions on the freedom of movement and business operations, including travel bans, supply chain disruptions and border closures, including as a response to the COVID-19 pandemic. Other measures such as the restriction on imports or business closures of ports, airports or any locations of entry, or border closings may have a material adverse impact on our operations and financial results, and we cannot predict future pandemic outbreaks.
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
The demand for the products we sell may be affected by international, national and local economic conditions that are beyond our control. Adverse changes in the perceived or actual economic climate, such as higher fuel prices, higher interest rates, stock and real estate market declines and/or volatility, more restrictive credit markets, higher taxes, and changes in governmental policies could reduce the level of demand or prices of the products we produce. We cannot predict the duration or magnitude of a downturn, or the timing or strength of economic recovery. If a downturn were to continue for an extended period of time or worsen, we could experience a prolonged period of decreased demand and prices. In addition, economic downturns have and may adversely impact our suppliers, which could result in disruptions in goods and services and financial losses. Finally, the deterioration of global economic conditions, particularly in relevant economies such as the United States and China, as a result of the war in Ukraine, supply chain challenges and other events may ultimately decrease the customer demand for our products and have a material adverse effect on our financial condition and results of operations.
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
As with any agricultural business enterprise, our business operations are predominantly seasonal in nature. The harvest of corn, soybean and rice generally occurs from January to May. Wheat is harvested from December to January. Cotton is harvested from June to August, but requires processing which takes approximately two to three months. Our operations and sales are affected by the growing cycle of our crops processing times and the timing of our harvest sales.

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
In our Farming business, we face significant competition from other producers in the domestic markets and from foreign producers in our export markets. The commodities market is highly fragmented. Small producers can also be important competitors, some of which operate in the informal economy and are able to offer lower prices by meeting lower quality standards. Competition from other producers is a barrier to expanding our sales in domestic and foreign markets. With respect to exports, we compete with other large, vertically integrated producers that have the ability to produce quality products at low cost, as well as with foreign producers.
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

In our Sugar, Ethanol and Energy segment, ethanol competes in the biofuel market with other, established fuels such as biodiesel, as well as fuels that are still in the development phase, including methanol and butanol from biomass. Alternative fuels could become more successful than ethanol in the biofuels market over the medium or long term due to, lower production costs, greater environmental benefits or other more favorable product characteristics, among other factors. In addition, alternative fuels may also benefit from tax incentives or other more favorable governmental policies than those that apply to ethanol. Furthermore, our success depends on early identification of new developments relating to products and production methods and continuous improvement of existing expertise in order to ensure that our product range keeps pace with technological change. Competitors may gain an advantage over us by developing or using new products and production methods, introducing new products to the market sooner than we do, or securing exclusive rights to new technologies, thereby significantly harming our competitive position.
Our current insurance coverage may not be sufficient to cover our potential losses.
Our production is, in general, subject to different risks and hazards, including adverse weather conditions, fires, diseases and pest infestations, other natural phenomena, industrial accidents, labor disputes, changes in the legal and regulatory framework applicable to us, environmental contingencies and other natural or artificial phenomena. Our insurance currently covers only part of the losses we may incur and does not cover losses on crops due to hailstorms, fires or similar risks. Furthermore, certain types of risks may not be covered by the policies we have for our industrial facilities. Additionally, we cannot guarantee that the indemnification paid by the insurer due to the occurrence of a casualty covered by our policies will be sufficient to entirely compensate us for our loss or damages suffered. Moreover, we may not be able to maintain or obtain insurance of the type and amount desired at reasonable costs.
If we were to incur significant liability for which we were not fully insured, such liability could have a material adverse effect on our business, financial condition and results of operations. We may further incur additional expenses to mitigate the loss, such as shifting production to another facility. These costs may not be fully covered by our insurance.
Cybersecurity incidents, including attacks on the infrastructure necessary to maintain our IT systems, may adversely affect us.
We are subject to a broad range of cyber threats, with varying levels of sophistication. These cyber threats are related to the confidentiality, availability and integrity of our systems and data, including our customers’ confidential, classified or personal data, among others.

As attempts to attack continue to evolve in scope and sophistication, we will likely be required to incur significant costs and dedicate additional resources to modify or improve our protection measures against such attacks, to investigate or remediate any vulnerability or consequent violations, or to communicate cyber-attacks.
We may be unable to protect our information systems and technology platforms from the aforementioned risks and any cyber-attacks may result in significant losses of intellectual property, trade secrets, customer data and other confidential information, in addition to significant net assets, including cash, which may materially adversely affect us as it could damage our reputation or result in lawsuits, regulatory fines, sanctions, regulatory intervention and others.
Governmental policies reducing the amount of ethanol required to be added to gasoline, or eliminating tax incentives for flex-fuel vehicles, may adversely affect our business.
Governmental authorities of several countries, including Brazil and the United States, currently require the use of a certain percentage of anhydrous ethanol in gasoline. Since 1997, the Brazilian Sugar and Alcohol Inter-ministerial Council (Conselho Interministerial do Açúcar e do Álcool), or “CIMA,” has fixed the percentage of anhydrous ethanol that must be used as an additive to gasoline. According to CIMA Resolution No. 1, dated March 4, 2015, the current percentage of anhydrous alcohol for regular gasoline is 27%, and for additive/premium gasoline, is 25%. According to data from the National Agency of Petroleum, Natural Gas and Biofuels (Agência Nacional do Petróleo, Gás Natural e Biocombustível), or the “ANP”, approximately one-half of all fuel ethanol in Brazil is used to fuel automobiles that run on a blend of anhydrous ethanol and gasoline; the remainder is used in either flex-fuel vehicles or vehicles powered by hydrous ethanol alone.
Other countries have similar governmental policies that require various blends of anhydrous ethanol and gasoline with minimum ethanol percentages such as the United States, Peru and Thailand (10%), Canada (5%), Paraguay (20%) and Argentina (12%). In March 2021, the British government announced that by September 2021 it would require an increase from 5% to 10% in biofuel additives to petroleum products, and E10 became the standard grade of petrol in the United Kingdom in September 2021 . Moreover, India has established a target of achieving 20% ethanol blending with petroleum by 2025. Any reductions in the percentage of ethanol to be added to gasoline or changes in Brazilian government policies related to the taxation and use of ethanol, as well as growth in the demand for other alternative fuels to ethanol, such as natural gas, may adversely affect our business, financial condition and results of operations.
In addition, flex-fuel and ethanol-powered vehicles in Brazil are entitled to a tax benefit in the form of a lower tax rate on manufactured products (imposto sobre produtos industrializados) and, therefore, are currently taxed at lower levels than gasoline-only vehicles. This incentive contributed to the increase in production and sale of flex-fuel vehicles, and there are many similar policies and incentives that aim to mitigate the effects of climate change which directly or indirectly promote the use of ethanol. If climate change policies were to change, the legal framework and incentive structure promoting the use of ethanol may also change, leading to a reduction in the demand for ethanol.
Growth in the sale and distribution of ethanol depends in part on infrastructure improvements, which may not occur on a timely basis, if at all.
In contrast to the well-established logistical operations and infrastructure supporting sugar exports, ethanol exports inherently demand much more complex preparation and means of distribution, including outlets from our facilities to ports and shipping to other countries. Substantial infrastructure development by persons and entities outside our control is required for our operations, and the ethanol industry generally, to grow. Areas requiring expansion include, but are not limited to, additional railroad capacity, additional storage facilities for ethanol, increases in truck fleets capable of transporting ethanol within localized markets, expansion of refining and blending facilities to handle ethanol, growth in service stations equipped to handle ethanol fuels, and growth in the fleet of flex-fuel vehicles. Improvements in our ethanol exports, to consumer markets abroad would require an increase in the number and capacity of ethanol-blending industrial plants, the distribution channels of gasoline-ethanol blends and the chains of distribution stations capable of handling fuel ethanol as an additive to gasoline.
Substantial investments required for these infrastructure changes and expansions may not be made or they may not be made on a timely basis. Any delay or failure in making the changes in or expansion of infrastructure may hurt the demand for or prices of our products, prevent our products’ delivery, impose additional costs on us or otherwise have a significant adverse effect on our business, operating results or financial status. Our business relies on the continuing availability of infrastructure for ethanol production, storage and distribution, and any infrastructure disruptions may have a material adverse effect on our business, financial condition and operating results.
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
As of December 31, 2023, approximately 93.5% of our sugarcane plantations were leased through agriculture partnership agreements, for periods of an average of six to 12 years. We cannot guarantee that these agriculture partnerships will be renewed after their respective terms end, or whether such renewals will be on terms and conditions satisfactory to us. Any failure to renew the agriculture partnerships or obtain land suitable for sugarcane planting in sufficient quantity and at reasonable prices to develop our activities could adversely affect our results of operations, increase our costs or force us to seek alternative properties, which may not be available or be available only at higher prices.
Our performance depends on favorable working relationships with our employees and compliance with labor laws. Any strain on these relationships or increased labor costs could adversely affect our business.
Approximately 91% of our employees are represented by unions or equivalent bodies and are covered by collective bargaining or similar agreements which are subject to periodic renegotiation. We may not successfully conclude our labor negotiations on satisfactory terms, which may result in a significant increase in the cost of labor or work stoppages or labor disturbances that disrupt our operations. Cost increases, work stoppages or disturbances that result in substantial amounts of raw product not being processed could have a material adverse effect on our business, results of operations and financial condition.
Furthermore, all benefits and obligations provided under collective bargaining or similar agreements are binding upon all parties, and have legal and practical effects on employment agreements.
If we do not observe legally and conventionally binding provisions, we may be susceptible to labor disputes filed by employees, class actions filed by labor prosecutors, and inspections by labor protection agencies, resulting in the payment of legal and/or administrative sanctions.
Further, the Argentine Remote Employment Law (Ley de teletrabajo) (the “Remote Employment Law”), and its related regulation, entered into force in April 2021 and governs labor contracts in which employees work remotely on a regular basis, except for those who work in clients' offices. The law regulates several aspects applicable to working remotely, such as the right to digital disconnection, the right to a working schedule that is compatible with caretaking tasks, the right to return to work in person on the employer’s premises, the reimbursement of expenses, the provision of work tools, and transnational services, among others. The Remote Employment Law’s most significant impacts include the need to provide employees with working tools and to compensate them for expenses arising from remote work. While many companies have already defined and adopted measures to implement this law, many others are still in the planning stage, or have chosen to implement a mixed on-site and remote work schedule (in which case the Remote Employment Law applies proportionally).

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
Our activities are subject to a broad set of laws and regulations relating to the protection of the environment. Such laws include compulsory maintenance of certain preserved areas within our properties, management of phytosanitary products and associated hazardous waste and the acquisition and renewals of permits for water use and effluents disposal. In addition, the storage and processing of our products may create hazardous conditions. We could be exposed to civil, criminal and administrative penalties in addition to the obligation to remedy the adverse effects of our operations on the environment and to indemnify third parties for damages.
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
Climate change imposes challenges and opportunities for our business. More stringent environmental regulations could result in the imposition of costs associated with greenhouse gas emissions (as a result of measures such as carbon taxation or the creation of market limitations on greenhouse gas emissions), which have the potential to increase our operating costs and reduce our production.
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
Our soybean, corn and cotton products contain GMOs in varying proportions depending on the year and the country of production. The use of GMOs in food has been met with varying degrees of acceptance in the markets in which we operate. In certain countries, adverse publicity about genetically modified food has led to governmental regulation that limits sales of GMO products in some of the markets in which our customers sell our products, including the European Union. It is possible that new restrictions on GMO products will be imposed in major markets for some of our products or that our customers will decide to purchase fewer GMO products or not buy GMO products at all, which could have a material adverse effect on our business, results of operations, financial condition or prospects.
We may face restrictions and penalties under consumer protection laws.
Brazil has a series of strict consumer protection statutes, collectively known as the Consumer Protection Code (Código de Defesa do Consumidor), which are intended to safeguard consumer interests and apply to all companies in Brazil that supply products or services to Brazilian consumers. The Consumer Protection Code may apply to business customers if they are considered the “end user” of the products provided. Even though the rules apply to protect consumers, Courts may exceptionally apply them to instances where a company acquiring our products as input to its supply chain is in a technically, legally and/or financially vulnerable position towards us. In addition, the Consumer Protection Code provides that certain types of contractual clauses shall be held null and void by operation of law, including but not limited to when they: (i) reduce or limit a company’s liability towards consumers; (ii) entail a waiver or disposal of rights; (iii) transfer liability to third parties; (iv) establish obligations considered inequitable or abusive that place the consumer at an unreasonable disadvantage; or (v) are incompatible with good faith or equitable practices.
In Brazil, penalties are often levied by the Brazilian Consumer Protection Agencies (Fundação de Proteção e Defesa do Consumidor), or “PROCONs” and prosecutors, which oversee consumer issues on a district-by-district basis. Companies that operate across Brazil may face penalties from multiple PROCONs, as well as the National Secretariat for Consumers (Secretaria Nacional do Consumidor). Companies may settle claims made by consumers via PROCONs and the courts by directly indemnifying consumers and through a mechanism that allows them to adjust their conduct, called a conduct adjustment agreement (Termo de Ajustamento de Conduta), or “TAC.” The Brazilian Public Prosecution Office (Ministério Público) may also commence investigations related to consumer rights violations, and this TAC mechanism is also available for them. Companies that violate TACs face potential automatic fines. Brazilian prosecutors may also file class actions against companies that violate consumer rights, seeking strict compliance with consumer protection law provisions and indemnification for the damages consumers may have suffered.
For instance, we may be subject to product liability claims, product recalls and restrictions on exports for contaminated products. The sale of food products for human consumption involves the risk of injury to consumers. These injuries may result from tampering by third parties, bioterrorism, product contamination or spoilage, including the presence of bacteria, pathogens, foreign objects, substances, chemicals, other agents, or residues introduced during the growing, storage, handling or transportation phases. We cannot be sure that consumption of our products will not cause a health-related illness in the future or that we will not be subject to claims or lawsuits relating to such matters. The negative publicity surrounding any assertion that our products caused illness or injury could adversely affect our reputation with existing and potential customers and our corporate and brand image, and we could also incur significant legal expenses and be subject to criminal charges. Moreover, claims or liabilities of this nature might not be covered by any rights of indemnity or contribution that we may have against others, which could have a material adverse effect on our business, results of operations or financial condition.
IFRS requires us to measure our biological assets at fair value and therefore limit the comparability of our financial statements to similar issuers applying US GAAP.
IAS 41 “Biological Assets” requires that we measure our biological assets and agriculture produce at the point of harvest at fair value less costs to sell. Therefore, we are required to make assumptions and estimates relating to, among others, future agricultural commodity yields, prices, and production costs extrapolated through a discounted cash flow method. For example, the value of our biological assets generated initial recognition and changes in fair value of biological assets amounting to gains of $87.9 million, $215.9 million and $227.7 million in 2023, 2022 and 2021, respectively. The assumptions and estimates used to determine the fair value of biological assets, and any changes to such prior estimates, directly affect our reported results of operations. Under US GAAP, biological assets are measured at historical cost. As a result, our financial statements and reported earnings are not directly comparable to those of similar companies applying US GAAP.

Our indebtedness could impair our financial condition and impair our ability to receive or pay out dividends.
As of December 31, 2023, we had $503 million of net debt outstanding on a consolidated basis, including our $500 million Senior Notes due 2027. Certain of our subsidiaries in Argentina and Brazil have a substantial amount of debt, which requires significant principal and interest payments. Such indebtedness could affect our subsidiaries’ future operations, for example, by requiring a substantial portion of their cash flows from operations to be dedicated to the payment of principal and interest on indebtedness instead of funding working capital and capital improvements and other investments. The amount of debt incurred by us and our subsidiaries also imposes significant debt obligations, increasing our cost of borrowing to satisfy business needs and limiting our ability to obtain additional financing.

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
As of December 31, 2023, US$627.0 million of our total debt on a consolidated basis was subject to fixed interest rates, and US$278.0 million was subject to variable interest rates. As of December 31, 2023, borrowings incurred by our subsidiaries in Brazil are repayable at various dates between January 2024 and September 2030 and bear either fixed interest rates ranging from 6.80% to 13.23% per annum or variable rates based on Brazilian Long-Term Interest Rate (Taxa de Juros de Longo Prazo), the Brazilian Broad Consumer Prices Index (Índice de Preços ao Consumidor Amplo), and the Brazilian interbank rate (taxa do certificado de depósito bancário), or base-rates plus spreads ranging from 8.6% to 14.2% per annum. Borrowings incurred by our subsidiaries in Argentina are repayable at various dates between January 2024 and June 2028 and bear either no interest rate or variable rates based on specific base-rates plus spreads of 4.4% for those borrowings denominated in U.S. dollar, and fixed interest rates ranging from 74.5% to 117% per annum for those borrowings denominated in Argentine pesos. Significant interest rate increases can have an adverse effect on our profitability, liquidity and financial position. If interest rates increase, whether because of an increase in market interest rates or an increase in our own cost of borrowing, our debt service obligations for our variable rate indebtedness would increase, and our net income could be adversely affected. We may be unable to adequately adjust our prices to offset any increased financing costs, which would have an adverse effect on our results of operations.
In addition, changes in the fair value of the derivative instruments can result in a non-cash charge or gain being recognized in our financial results for a period preceding the period or periods in which settlement occurs under the derivative instruments and interest payments are made. Changes or shifts in interest rates can significantly impact the valuation of our derivatives and therefore could expose us to substantial mark-to-market losses or gains if interest rates fluctuate materially from the time when the derivatives were entered into. Accordingly, fluctuations in interest rates may impact our financial position, results of operations, and cash flows.For detail information regarding derivatives, please see Note 2 to our Consolidated Financial Statements.
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
Immediately prior to our IPO, we acquired approximately 98% of IFH, a holding company, which was a partnership for U.S. federal income tax purposes organized under the laws of Delaware in exchange for our common shares. Under section 7874(b) of the U.S. Internal Revenue Code of 1986, as amended, or the “Code”, we would be treated as a U.S. domestic corporation if we were deemed to have acquired substantially all of the assets constituting the trade or business of a U.S. domestic partnership and former members of IFH were deemed to own at least 80% of our common shares by reason of the transfer of those trade or business assets (ignoring common shares issued in our IPO for purposes of the 80% threshold). The rules mentioned above are unclear in certain respects and there is limited guidance on the application of the rules to partnership acquisitions. Accordingly, there can be no assurance that the U.S. Internal Revenue Service will not seek to assert that we are a U.S. domestic corporation, which assertion if successful could materially increase our U.S. federal income tax liability and require us to withhold tax from any dividends we pay to holders of our common shares who are not United States persons within the meaning of section 7701(a) (30) of the Code. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation of the Company.”
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

We are required to comply with the laws and regulations of Brazil and other jurisdictions where we conduct operations regarding anti-corruption, anti-bribery, anti-money laundering and other international trade laws and regulations. In particular, we are subject to Brazilian Law No. 12,846/2013, to the U.S. Foreign Corrupt Practices Act of 1977, or the “FCPA,” to the United Kingdom Bribery Act of 2010, as well as economic sanctions programs, including those administered by the United Nations, the European Union and the United States, including the U.S. Treasury Department’s Office of Foreign Assets Control.

Law No. 12,846/2013, or the “Brazilian Anti-corruption Law,” imposes strict liability on companies, in the civil and administrative spheres, for acts contrary to the Brazilian federal public administration practiced by their directors, administrators, collaborators or third parties acting on their behalf or benefit. Among the sanctions applied are fines, loss of assets, rights and values illicitly obtained, suspension or partial interdiction of activities, prohibition on contracting with the government or receiving benefits or tax or credit incentives and confiscation of assets, which sanctions, if applied, could adversely affect our results. In Brazil, other laws that provide for violations related to corruption and unlawful acts against the Brazilian federal public administration are also applicable to us, such as Law No. 8,492/1992 (as amended by Law No. 14,230, dated October 25, 2021), or the “Administrative Misconduct Law,” which also provides for penalties that include the prohibition to enter into contracts with the government for a period of up to 14 years. Our governance structure, internal control mechanisms, risk management and compliance may not be sufficient or capable of preventing or detecting (i) violations of the Brazilian Anti-corruption Law, the Administrative Misconduct Law or other rules related to combating corruption and fraud, (ii) occurrences of fraudulent or dishonest behavior on the part of our managers, employees, subsidiaries, controllers, affiliates or any contracted individuals and legal entities and other agents acting on our behalf or for our benefit or on behalf and for the benefit of such parties or (iii) other occurrences of behavior not in line with ethical principles, which may adversely affect our reputation, as well as our business, financial condition and results of operations, or the price of the securities issued by us.

Law No. 27,401/2017, or the “Argentinian Corporate Criminal Liability Law,” makes legal entities criminally liable for local or international bribery and influence peddling, negotiations that are incompatible with public office, illegal payments made to public officials under the appearance of taxes or fees owed to the relevant government agency, illegal enrichment of public officers and employees, and producing aggravated false balance sheets and reports to cover up local or international bribery or influence peddling. Legal entities shall be liable when these crimes are committed, directly or indirectly, with their intervention or on their behalf, and are only exempted from liability if the individual who committed the crime acted exclusively for his/her own benefit and without any benefit for the entity. Legal entities may be convicted even if it is not possible to identify or convict the individual involved in the crime, provided that the circumstances of the case lead to the conclusion that the crime could not have been committed without tolerance of the authorities of the legal entity. Although previous drafts of the bill included sections making controlling entities liable for economic penalties imposed on their subsidiaries under this law, such articles were removed from the law as approved by the Argentine congress. Among the sanctions applied are fines, loss of assets, rights and values illicitly obtained, suspension or partial interdiction of activities, prohibitions on contracting with the government or receiving benefits or tax or credit incentives and confiscation of assets, which sanctions, if applied, could adversely affect our results of operation.
The FCPA prohibits providing anything of value to foreign officials for the purposes of obtaining or retaining business or securing any improper business advantage. As part of our business, we may deal with entities and employees which are considered foreign officials for purposes of the FCPA. In addition, economic sanctions programs restrict our dealings with certain sanctioned countries, individuals and entities. When issues arise, we attempt to act promptly to learn relevant facts, conduct appropriate due diligence, and take any appropriate remedial action to address the risk. There can be no assurance that our internal policies and procedures will be sufficient to prevent or detect all inappropriate practices, fraud or violations of law by our employees, directors, officers, partners, agents and service providers or that such persons will not take actions in violation of our policies and procedures (or otherwise in violation of the relevant anti-corruption laws and sanctions regulations) for which we or they may be ultimately held responsible.
Violations of anti-bribery and anti-corruption laws and sanctions regulations could have a material adverse effect on our business, reputation, results of operations and financial condition. In addition, we may be subject to one or more enforcement actions, investigations and proceedings by authorities for alleged infringements of these laws. These proceedings may result in penalties, fines, sanctions or other forms of liability and could have a material adverse effect on our reputation, business, financial condition and results of operations. We cannot predict whether future investigations, developments from current investigations or allegations involving us or involving any of our affiliates, officers, employees, shareholders or members of our Board of Directors or any third parties related to us in any way will arise. In the event of investigations, allegations or developments, our reputation, business, financial condition, results of operations, as well as the price of the securities issued by us, may be adversely affected.
We may be adversely affected by the ongoing armed conflict between Russia and Ukraine.
The ongoing war between Russia and Ukraine has disrupted supply chains and international trade generally. Following Russia’s invasion of Ukraine beginning on February 24, 2022, the United States, the United Kingdom, the E.U. and other countries announced broad economic sanctions against Russia, including financial measures such as freezing Russia’s central bank assets and limiting its ability to access its U.S. dollar reserves. The United States, the E.U. and the United Kingdom have also banned people and businesses from dealings with the Russian central bank, its finance ministry and its wealth fund. Selected Russian banks will also be removed from Swift messaging system, which enables the smooth transfer of money across borders. Other sanctions by the United Kingdom include major Russian banks being excluded from the United Kingdom financial system, stopping them from accessing sterling and clearing payments, major Russian companies and the state being prevented from raising capital or borrowing money on the United Kingdom markets, and the establishment of limits on deposits Russians can make at United Kingdom banks. The United States, the E.U. and the United Kingdom adopted personal measures, such as sanctions on individuals with close ties to Mr. Putin, placed visa restrictions on several oligarchs, as well as their family members and close associates, and froze assets.
While the precise effect of the ongoing war and these sanctions on the Russian and global economies remains uncertain, they have already resulted in significant volatility in financial markets, depreciation of the Russian ruble and the Ukrainian hryvnia against the U.S. dollar and other major currencies, as well as an increase in energy and commodity prices globally. As a result, in particular, the availability and pricing of fertilizers for the 2023/2024 harvest is subject to significant uncertainty in Brazil and Argentina. From a supply point of view, Brazil and Argentina are highly dependent on fertilizer imports, and Russia and Belarus hold a significant market share in Brazilian and Argentine soil fertilizer imports (a share that is higher for potash-based products). In addition, fertilizer prices, which had already risen before the conflict, have continued to rise and have led producers to delay purchase negotiations. As a result of such supply risk and the slow pace of the market at present, we expect that there may be shortages of some types of fertilizers (mainly for potash-based products). We may also be unsuccessful in finding alternative direct imports from non-sanctioned regions or in increasing our prices to reflect increased supply costs in the future. Failure to obtain fertilizer on favorable terms, sufficient quantities or at all could have a material adverse effect on our production capacity.
Finally, geopolitical tension in petroleum-producing countries can affect the global supply and lead prices to rally. The war in Ukraine led to oil prices reaching as high as US$139.0 per barrel, the highest price since 2008. Although this positively impacted ethanol demand and prices, there can be no assurance that such geopolitical tension will not adversely affect our results of operations and financial condition.

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
The Brazilian General Data Protection Law (Lei Geral de Proteção de Dados) or the “LGPD,” which came into force on September 18, 2020, is a comprehensive data protection law establishing general principles and obligations that apply across multiple economic sectors and contractual relationships. The LGPD applies to individuals or legal entities, private or government entities, who process personal data in Brazil or collect personal data in Brazil or, further, when the processing activities have the purpose of offering or supplying goods or services to data subjects located in Brazil. The LGPD establishes detailed rules for the collection, use, processing and storage of personal data (including personal data of clients, suppliers and employees), and affects all economic sectors, including the relationship between customers and suppliers of goods and services, employees and employers and other relationships in which personal data is collected, whether in a digital or physical environment. Specifically, the LGPD establishes, among others, personal data owners’ rights, the legal basis for personal data protection, requirements for obtaining consent from data owners, obligations and requirements related to security incidents, data leaks and data transfers, as well as the creation of the National Data Protection Authority (Autoridade Nacional de Proteção de Dados), or the “ANPD,” for the purposes of monitoring, implementing and supervising compliance with the LGPD in Brazil. In the event of noncompliance with the LGPD, we may be subject to penalties, including (1) warnings, with the impositions of a deadline for the adoption of corrective measures; (2) a one-time fine of up to 2% (subject to an upper limit of R$50,000,000) of our revenue; (3) a daily fine (subject to an upper limit of R$50,000,000); (4) public disclosure of the violation; (5) the restriction of access to the personal data to which the violation relates, until corrective measures are implemented; (6) deletion of the personal data to which the violation relates; (7) partial suspension of the databases to which the violation relates for up to 12 months, until corrective measures are implemented; (8) suspension of the personal data processing activities to which the violation relates for up to 12 months; and (9) partial or full prohibition on personal data processing activities. While we have put in place systems and processes to comply with the LGPD, there can be no assurance that our LGPD compliance efforts will be deemed appropriate or sufficient by regulatory authorities or by courts, such as the Brazilian Public Prosecution Office (Ministério Público). Moreover, as the LGPD requires further regulation from the ANPD regarding several aspects of the law, which are still unknown, and we may have difficulty adapting our systems and processes to the new legislation due to the legislation’s complexity. The changes have impacted, and could further adversely impact, our business by increasing our operational and compliance costs.
In Argentina, Law No. 25,326 on the Protection of Personal Data, or the “LPPD,” regulates issues related to the protection of data stored in files, records, databases, and other technical means of data processing, whether they are public or private, to guarantee the right to honor and privacy of people, as well as access to the information that is recorded about them. The owner of personal data has the power to exercise the right of access to it free of charge at intervals of no less than six months, unless a legitimate interest to not permit such access is proven in accordance with the LPPD. The Agency for Access to Public Information, in its capacity as the enforcement authority of the LPPD, has the power to administer complaints and claims filed by individuals whose rights have been affected due to a breach of current regulations on personal data protection.
Any additional privacy laws, rules or regulations enacted or approved in Brazil, Argentina or in other jurisdictions in which we operate could cause us to incur costs to correct the noncompliance with such laws,, expose us to uninsured liability, increase our risk of regulatory scrutiny, subject us to lawsuits and result in the imposition of material penalties and fines under state and federal laws or regulations, which could seriously harm our business, financial condition or results of operations. Any failure, real or perceived, by us to comply with our privacy policies or with any regulatory requirements or orders or other local, state, federal or international privacy or consumer protection-related laws and regulations could cause customers to reduce their purchases of our agricultural products and services and could have a material and adverse effect on our business.
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
Moreover, social movements are active in Brazil and advocate land reform and mandatory property redistribution by the Brazilian government. Land invasions and occupations of rural areas by a large number of individuals is common practice for these movements, and, in certain areas, including those in which we have invested or are likely to invest, police protection and effective eviction proceedings are not available to land owners. As a result, there can be no assurance that our properties will not be subject to invasion or occupation by these groups. A land invasion or occupation could materially impair the normal use of our lands or have a material adverse effect on our results of operations, financial condition or the value of our common shares. In addition, our land may be subject to expropriation by the Brazilian government. Under the Brazilian Federal Constitution, the Brazilian government may expropriate land that is not in compliance with mandated local “social functions.” A “social function” is defined as including: (i) the rational and adequate use of land; (ii) the adequate use of natural resources available and preservation of the environment; (iii) compliance with labor laws; and (iv) the use of land to promote welfare of owners and employees. If the Brazilian government decides to expropriate any of our properties, our results of operations may be adversely affected, to the extent that potential compensation to be paid by the Brazilian government may be less than the profit we could make from the sale or use of such land. Disputing the Brazilian government’s expropriation of land is usually time-consuming and the outcomes of such challenges are uncertain. In addition, we may be forced to accept public bonds, which have limited liquidity, as compensation for expropriated land instead of cash.
In addition, along with the expropriation rights, Brazilian law also confers to the government the power to create public easements over third-party property. Public easements are commonly used where infrastructure projects require the use of multiple plots of land, in particular in rural areas (e.g. transmission lines or oil and gas pipelines). Public easements require the payment of fair and prior indemnification, which authorizes the government to use such property for the public interest. The creation of a public easement must observe the same procedures applicable for the expropriation of real property. However, unlike expropriation, the public easement does not remove the property from the owners’ estate, but only creates the right of using the property or part of it. The creation of a public easement on our land, including on our farmland, would mean we would be prevented from using the relevant piece of land, which could adversely affect our results of operations and financial condition.

Risks Related to the Countries in Which We Operate

Our results of operations and financial condition are dependent upon economic conditions in the emerging countries in which we operate.
All of our operations and/or development activities are in South America. As of December 31, 2023, based on total asset value, 40.3% of our assets were located in Argentina, 52.1% in Brazil and 4.6% in Uruguay. During the year ended December 31, 2023., 27.9% of our consolidated sales of goods and services rendered were attributable to our Argentine operations, 27.8% were attributable to our Brazilian operations and 43.8% were attributable to our Uruguayan operations. In the future, we expect to have additional operations in the South American countries in which we now operate or in other countries with similar political, economic and social conditions. Many of these countries have a history of economic instability or crises (such as inflation or recession), government deadlock, political instability, civil strife, changes in laws and regulations, expropriation or nationalization of property, and exchange controls which could adversely affect our business, financial condition and results of operations.
In particular, fluctuations in the economies of Argentina, Brazil and Uruguay, and actions adopted by the governments of those countries have had and may continue to have a significant impact on companies operating in those countries, including us. Specifically, we have been affected and may continue to be affected by high levels of inflation, increased interest rates, fluctuations in the value of the Peso and the Brazilian Real (“Real”) against foreign currencies, wage controls, price and foreign exchange controls, regulatory policies, business and tax regulations, political and social tension, and in general by the political, social and economic scenarios in Argentina, Brazil and to a lesser extent, Uruguay.
The Argentine economy has experienced significant volatility in past decades, including numerous periods of low or negative growth and high and variable levels of inflation and currency devaluation. Inflation remains a challenge for Argentina given its persistent nature in recent years and also considering its high levels during 2022 and 2023. No assurances can be given that the rate of growth experienced over past years will be achieved in future years or that the national economy will not suffer a recession. If economic conditions in Argentina were to continue slowing down, or contract, if inflation were to accelerate further, or if the Argentine government's measures to attract or retain foreign investment and international financing in the future to incentivize domestic economy activity are unsuccessful, such developments could adversely affect Argentina's economic growth and in turn affect our financial health and results of operations.
Moreover, presidential and congressional primary and general elections in Argentina took place in August and October 2023, respectively. Due to the results obtained on August 13, the two candidates with the largest number of votes, that is, Javier Milei and Sergio Massa, had to go to a second round, held on November 19, where the candidate of “La Libertad Avanza” was elected president with 55.65% of the votes. Ever since the beginning of its mandate, Javier Milei Administration has implemented various policies aimed to deregulate the economy in order to address the economic and social crisis. In that intelligence, on December 20, 2023, through the Decree of Necessity and Urgency No. 70/2023 (“DNU 70/2023”, for its Spanish acronym), the Executive Branch declared the public emergency in economic, financial, fiscal, administrative, social security, tariff, sanitary and social matters until December 31, 2025 and included numerous amendments and repeals of several laws.
However, the Argentine Constitution provides for a control by the Legislative Branch of DNU 70/2023. The Chamber of Senators has recently rejected the DNU. Deputies have not issued an opinion of the DNU 70/23 yet. It will remain in force as long as it is not expressly rejected by both Chambers of Congress. In addition to the control by Congress, DNU 70/23 is also subject to judicial review as to its constitutionality in cases arising from its entry into force or application. As these measures must still be approved, modified or rejected by Congress, their validity and long-term impact on the economy and our business remain uncertain.
Additionally, in Brazil, the president has the power to enact policies and issue orders relating to the Brazilian economy, including the sector in which we operate, through specific regulations or through their control over Petrobras, our sole supplier of gasoline, diesel and certain other oil by-products, which could affect our operations and financial performance in Brazil. Political and economic uncertainty and any new policies or changes in current policies could have a material adverse effect on our business, operating results, financial condition and prospects. And any difficulty by the Brazilian government in obtaining a majority in the national Congress could result in congressional stalemate, political unrest and massive demonstrations and/or strikes that could adversely affect our operations. Uncertainties in relation to the implementation, by the current government, of changes related to monetary, fiscal and social security policies, as well as to the pertinent legislation, can contribute to economic instability. These uncertainties and new measures may increase the volatility of the Brazilian securities market.
Economic and political conditions in the countries in which we operate, and the perception of these conditions in international markets, may adversely impact our business, our access to the capital and debt markets, and our results of operations and financial condition.
The Brazilian and Argentine economies have experienced extreme volatility in recent decades, with uneven periods of economic growth, periods of high inflation and devaluation of the Peso and the Real against the U.S. dollar. Our business and operations may be affected by the economic and political events that may affect the Brazilian and Argentine economies, such as price controls, foreign exchange controls, currency devaluations, high interest rates, increased public expenditures, tax increases or other regulatory initiatives.
The credibility of several Argentine economic indices during the Ms. Cristina Fernández de Kirchner administration (from 2004 through 2015) has been called into question. By previously understating inflation, INDEC overstated economic growth in real terms. The adjustments made by the Mr. Mauricio Macri administration to INDEC, beginning in 2016, led to a determination of real gross domestic product (“GDP") growth of 48.6% between 2004 and 2015 rather than the officially reported 65% growth. Because of these reforms, on November 9, 2016, the Executive Board of the International Monetary Fund (“IMF”) lifted its censure on Argentina, noting that Argentina had resumed the publication of data in a manner consistent with its obligations under the Articles of Agreement of the IMF. On June 29, 2017, INDEC also published revised GDP data for the years 2004 through 2015. According to INDEC, Argentina’s GDP increased 11.9% in 2021, grew cumulatively by 6.4% in 2022 and decreased 4.5% in 2023. According to the IMF, Argentina’s GDP is expected to decrease by 2.8% in 2024. Moreover, since 2015, international commodity prices for Argentina’s primary commodity exports have fluctuated, which has had an adverse effect on Argentina’s economic growth. Reliance on the export of certain commodities, such as soy, has made the Argentine economy more vulnerable to fluctuations in the prices of commodities. If international commodity prices decline, the Argentine economy could be adversely affected. In addition, adverse weather conditions can affect the production of commodities by the agricultural sector, which accounts for a significant portion of Argentina’s export revenues.

Throughout 2020, 2021, 2022 and 2023, social and political tension and high levels of poverty and unemployment persisted while industrial activity and consumption diminished considerably. The deterioration of the economy significantly increased the social and political turmoil, including civil unrest, riots, looting, nationwide protests, strikes and street demonstrations. Due to the high levels of inflation and devaluation, employers both in the public and private sectors are experiencing significant pressure from organized labor unions and their employees to further increase salaries.

On December 23, 2019, the “Ley de Solidaridad Social y Reactivación Productiva” or the Social Solidarity Law was enacted. The Social Solidarity Law decreed a public emergency in economic, financial, fiscal, administrative, social security, tariff, energy, health and social matters. As a result of this measure, the Argentine President and Congress gained considerable powers to alter governmental policies and measures related to the Argentine economy. However, the decline in the GDP of Argentina, the deepening recession and the increase in unemployment has led to an increase in poverty, which, according to INDEC, by the first semester of 2023 affected more than 40.1% of the population. We cannot now fully estimate the impact that the measures currently adopted by the government, or those that it may implement in the future, will have on the Argentine economy as a whole and on the business, equity and results of our operations. Persistent inflation, increased unemployment, decreased GDP, Peso depreciation, and/or other future economic, social and political developments in Argentina, over which we have no control, may adversely affect our financial condition or results of operations.

In 2019 rigid restrictions and foreign exchange controls were reintroduced, which, among other things, significantly curtailed access to the official foreign exchange market (the Mercado Libre de Cambios or “FX Market”) by individuals and entities. See “Item 10. Additional Information—D. Exchange Controls.”

Moreover, a significant portion of our operations, properties and customers are located in Brazil. Accordingly, our financial condition and results of operations are substantially dependent on economic conditions in Brazil. Historically, Brazil’s political situation has influenced the performance of the Brazilian economy, and political crises have affected the confidence of investors and the general public, which has resulted in economic deceleration and heightened volatility in the securities issued abroad by Brazilian companies. Future developments in policies of the Brazilian government and/or the uncertainty of whether and when such policies and regulations may be implemented may adversely affect our results of operations and financial condition. The Brazilian economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high and variable levels of inflation and currency devaluation. The Brazilian GDP decreased 3.3% in 2016, increased 1.3% in 2017, 1.3% in 2018 and 1.1% in 2019, decreased 4.1% in 2020, increased 4.6% in 2021 , 2.9% in 2022 and

2.2% *in 2023. There can be no assurance that GDP will increase or remain stable in the future. Future developments in the Brazilian economy may affect Brazil’s growth rates and, consequently, the consumption of sugar, ethanol, and our other products. As a result, these developments could impair our business strategies, results of operations and financial condition.

Additionally, the effects of any new policies to be implemented by the government of Mr. Luiz Inácio Lula da Silva on the economy and the confidence of foreign investors in Brazil are still unclear. Accordingly, we cannot determine the scope of potential impacts resulting from such events on the economy and our business at this stage.
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
The Argentine and Brazilian economies may also be affected by conditions in developed economies, such as the United States, that are significant trading partners of Brazil or Argentina or have influence over global economic cycles and the short-term evolution of commodity prices. If interest rates increase significantly in developed economies, including the United States, Argentina and its developing economy trading partners, such as Brazil, could find it more difficult and expensive to borrow capital and refinance existing debt, which could adversely affect economic growth in those countries. Decreased growth from Argentina’s trading partners could have a material adverse effect on the markets for Argentina’s exports and, in turn, adversely affect economic growth. Any of these potential risks to the Argentine economy could have a material adverse effect on our business, financial condition and results of operations.
In addition, Brazil and Argentina are highly dependent on the export of certain commodities, such as soy, which has made the Brazilian and Argentine economies more vulnerable to fluctuations in commodity prices. If international commodity prices decline, the Brazilian or Argentine economies could be adversely affected. In addition, adverse weather conditions can affect the production of commodities by the agricultural sector, which account for a significant portion of Brazil’s and Argentina’s export revenues. All these circumstances could have a negative impact on the levels of government revenues, available foreign exchange and the government’s ability to service its sovereign debt, and could either generate recessionary or inflationary pressures, depending on the government’s reaction. Either of these results would adversely impact Brazil’s or Argentina's economic growth and, therefore, our financial condition and results of operations.

Governments have a high degree of influence in the economies in which we operate, which could adversely affect our results of operations or financial condition.
Governments in many of the markets in which we currently operate, or in which we may operate in the future, frequently intervene in their respective economies and occasionally make significant changes in monetary, credit, industry and other policies and regulations. Governmental actions to control inflation and other policies and regulations have often involved, among other measures, price controls, currency devaluations, capital controls and limitations on imports. We have no control over, and cannot predict what measures or policies governments may take in the future. Our results of operations and financial condition may be adversely affected by changes in governmental policy or regulations in the jurisdictions in which we operate that impact different factors such as:
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
For instance, the Argentine government has in the past exercised substantial control over the Argentine economy by setting certain industry market conditions and prices. The Social Solidarity Law, enacted in December 2019, froze electricity and natural gas tariff rates until December 31, 2020, and instructed the relevant regulatory agencies to pursue a mandatory renegotiation of those rates
On January 7, 2020, the former government relaunched a voluntary price control to foster consumption and establish reference prices for household products. Initially, 310 products were included in this program and public officials stated that the prices of the products included within the program were to be reduced by 8% on the average (including two of the milk products we sell). On November 10, 2022, new voluntary price controls were launched, which established reference prices until June 30, 2023, and that violation of price control measures would result in sanctions, including fines, which amount would be considered on a case-by-case basis at the time of issuing the relevant sanction by the enforcement authority. On April 4, 2020, the former government issued Decree No. 351/2020, which authorized the intervention by local authorities to control maximum prices and resulted in the need to allocate additional economic and human resources for our Argentine subsidiaries to comply with governmental requirements and filings pursuant to these regulations. Additionally, the Fernández administration created an informative regime for the purpose of publishing standard maximum prices of a basic listing of consumer products for each province, and a public and free mechanism that allowed the filing of claims and complaints by consumers and those included in the production, distribution and commercialization chain of the products included in the obligation to sell at maximum prices. This regulation impacted our processed rice and fluid milk products. Our facilities have been inspected to control compliance with this regulation.
As of the date of this annual report, there can be no assurance whether the Argentine government will enact new price control regulations. Interventions by the Argentine government similar to those described above can have an adverse impact on the level of foreign investment in Argentina, the access of Argentine companies to the international capital markets and Argentina’s commercial and diplomatic relations with other countries and, consequently, could adversely affect our business, financial condition and results of operations. In the future, the degree of governmental intervention in the economy may continue to rise, which may adversely affect the Argentine economy and, in turn, our business, results of operations and financial condition.

However, the Milei administration appears to have among its main objectives a significant reduction in the government’s intervention in the economy. For instance, at the end of December 2023 and January 2024, the government revoked 69 laws and regulations related to price controls, and reached an agreement with supermarket chains that led to the implementation of a new program called “Differentiated Prices” to maintain, on a provisional basis, a 20% discount on a list of 20 mass consumption products.
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
In 2023, the Brazilian Congress approved and enacted Constitutional Amendment 132/23, which aims to reform the consumption tax system. Specifically, Constitutional Amendment 132/23 provides for the extinction of three federal taxes: (i) the Tax over Industrial Products (Imposto sobre Produtos Industrializados, or “IPI”), (ii) the Social Contribution on Gross Revenues (Programa de Integração Social, or “PIS”) and (iii) the Contribution for the Financing of Social Security (Contribuição para o Financiamento da Seguridade Social, or “COFINS”), which will be replaced by the Social Contribution on Operations with Goods and Services (Contribuição Social sobre Operações com Bens e Serviços, or “CBS”). Additionally, the amendment also involves the consolidation of state and municipal taxes. The Interstate and Intermunicipal Transportation Tax Over Goods and Services (Imposto sobre Operações relativas à Circulação de Mercadorias e sobre Prestações de Serviços de Transporte Interestadual e Intermunicipal e de Comunicação, or “ICMS”) which is a state tax, and the Tax on Services (Imposto Sobre Serviços, or ISS) which is a municipal tax, will be replaced by the new Tax on Operations with Goods and Services (Imposto sobre Bens e Serviços, or “IBS”). Constitutional Amendment 132/23 provides for a 10-year transition period so that it will be fully implemented in 2033. The tax reform may even reduce or eliminate tax benefits to the Company, and the loss of these tax benefits may directly or indirectly affect the Company’s business and operating results. Tax reform or any future changes in applicable legislation and regulations, which alter applicable taxes or special regimes during or after their periods of validity, may directly or indirectly affect the Company’s business and results of operations. The effects of these tax reform bills and any other changes resulting from the enactment of additional tax reforms cannot be quantified, are unpredictable and may directly or indirectly affect the Company’s business and results.
Furthermore, in March 2022, Brazilian federal tax rates on cooking gas and diesel were reset to zero by the Brazilian government. Later, in June 2022, this exemption was also extended to gasoline and ethanol. These suspensive measures were scheduled to last until the end of 2022. However, in January 2023, President Luiz Inácio Lula da Silva extended the federal tax exemption for gasoline and ethanol until February 28, 2023. Until the end of February 2023, the Federal Government partially raised federal taxes on gasoline and ethanol to R$0.47 per liter of gasoline and R$0.02 per liter for ethanol, reaching R$ 0.1309 per liter in June 2023. The tax exemption on diesel partially returned from September to October 2023; however, with the loss of validity of provisional measure no. 1,175, the zero rate returned from October to December 2023. We cannot predict the potential impact of the policies that will be adopted by the Brazilian government and whether these policies will negatively affect the economy and our business or financial performance.
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

Argentina has a history of high volatility in its FX Market, including sharp and unanticipated devaluations, tight foreign exchange controls and severe restrictions on foreign trade. The devaluation of the Peso may have a negative impact on the ability of certain Argentine businesses to service their foreign currency denominated debt. It could also lead to higher inflation rates, significantly reduce real wages and jeopardize our business. The Peso depreciated against the U.S. dollar 356.3%, 72.5% and 22.1% in 2023, 2022 and 2021, respectively, based on the official exchange rates published by the Argentine Central Bank (Banco Central de la República Argentina), or the “BCRA.” In the past, the Argentine government has imposed restrictions on the purchase of foreign currency, which gave rise to an unofficial market where the U.S. dollar traded at a different market value than reflected in the official Peso-U.S. dollar exchange rate. In September 2019, following a foreign exchange crisis and the continued reduction of the BCRA’s foreign currency reserves, the Argentine government reinstated rigid exchange controls and transfer restrictions, substantially limiting the ability to obtain foreign currency or make certain payments or distributions out of Argentina. See “—Exchange controls restrict the inflow and outflow of funds and may substantially limit the ability of companies to retain or obtain foreign currency or make payments abroad.”
The Brazilian currency has also historically suffered frequent fluctuations. As a result of inflationary pressures, the Brazilian government has implemented various economic plans and adopted a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. Formally, the value of the real against foreign currencies is determined under a free-floating exchange rate regime, but, in practice, the Brazilian government currently intervenes in markets through currency swaps and trading in the spot market, among other measures, every time the exchange rate is above or below the levels that the Brazilian government considers appropriate, taking into account inflation, growth, the performance of the real against the U.S. dollar in comparison with other currencies, and other economic factors. The Real appreciated 7.2% in 2023 and 6.5% in 2022, and depreciated 7.4%, 28.9% and 4.0% in each of, 2021, 2020 and 2019, respectively.
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
Some of the countries in which we operate, particularly Argentina and Brazil, have experienced, or are currently experiencing, high rates of inflation, adversely affecting their economies and financial markets, and limiting the ability of their governments to create conditions that stimulate or maintain economic growth. Although inflation rates in some of these countries have been relatively curtailed in the recent past, there can be no assurance that this trend will continue. Measures taken by the governments of these countries to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and impairing economic growth. Measures to combat inflation and public speculation about possible additional actions have also contributed significantly to economic uncertainty in many of these countries and to heightened volatility in their securities markets. Periods of higher inflation may also slow the growth rate of local economies. Inflation is also likely to increase some of our costs and expenses, and we may not be able to fully pass such increases on to our clients, which could adversely affect our operating margins and operating income. For instance, a portion of our operating costs in Argentina are denominated in Pesos and most of our operating costs in Brazil are denominated in Brazilian Reais. Inflation in Argentina or Brazil, without a corresponding Peso or Real devaluation, could result in an increase in our operating costs without a commensurate increase in our revenues, which could adversely affect our financial condition and our ability to pay our foreign currency denominated obligations.
Historically, inflation has materially undermined the Argentine economy and the government’s ability to create conditions that would permit long-term and stable growth. In recent years, Argentina has experienced high inflation rates. High inflation may also undermine Argentina’s foreign competitiveness in international markets and adversely affect economic activity and employment, as well as our business and results of operations. In particular, the profit margin on our services is impacted by the increase in our costs in providing those services, which is influenced by wage inflation in Argentina, as well as other factors. Since 2008, the Argentine economy has been subject to strong inflationary pressures which, according to private sector analysts, reached an average annual rate of 28.2% between 2010 and 2015. In 2007, INDEC was subject to a process of institutional and methodological reforms that led to controversies regarding the credibility of the information published by it, including the Consumer Price Index, or the “CPI.” On January 7, 2016, INDEC ceased publishing certain statistical data and, after implementing methodological reforms, resumed publications of the CPI on June 16, 2016. The CPI tallied annual rates of 211.4%, 94.8% and 50.9% in 2023, 2022, and 2021, respectively. If the Argentine government continues to fail to address Argentina’s structural inflationary imbalance, the current levels of inflation may continue to rise, which may have an adverse effect on Argentina’s economy.

Brazil, in turn, has historically experienced high rates of inflation. Inflation, as well as government efforts to curb inflation, have had significant negative effects on the Brazilian economy, particularly prior to 1995. Inflation was 7.2% in 2016, as measured by the General Market Price Index (Índice Geral de Preços – Mercado), compiled by the Getulio Vargas Foundation (Fundação Getúlio Vargas). However, in cash costs and our operating expenses are denominated in Brazilian Reais and tend to increase with Brazilian 2017 Brazil registered a deflation of 0.53% due to a decrease in the price of food products. Brazil then registered inflation of 7.3% and 7.5% in 2019 and 2018, respectively, and, mainly due to the depreciation of the Brazilian Real against the U.S. dollar and the increase in prices of primary products, inflation was 23.1% in 2020 and 17.8% in 2021. In 2022, Brazil registered an inflation of 5.4% and, in 2023, a deflation of 3.2%. A significant proportion of our cash costs and our operating expenses are denominated in Brazilian Reais and tend to increase with Brazilian inflation. The Brazilian government’s measures to control inflation have included and currently include maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and reducing economic growth. This policy was abated between 2016 and January 2021, when the Special System for Settlement and Custody rate (Sistema Especial de Liquidação e Custódia), or the “SELIC” rate (the base Brazilian interest rate), which is set by the Monetary Policy Council (Comitê de Política Monetária), or the “COPOM,” was decreased from 14.25% to 2.00%. Subsequently, increased inflation and the intention to abate inflation rates led the Brazilian government to adopt other measures to control inflation, such as tax relief for several sectors of the economy and tax cuts for the products included in the basic food basket. These measures were not sufficient to control the inflation, which led the Brazilian government to reinstate a tighter monetary policy. As a result, interest rates have fluctuated significantly. The year-end SELIC rate in Brazil was 4.50%, 2.00%, 9.25% and 13.75% in 2019, 2020, 2021 and 2022, respectively. At the end of 2023 SELIC rate was at 11.75%. As of the date of this annual report, the SELIC rate is set at 10.75%.
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
Despite the positive effects the depreciation of the Peso may have on the competitiveness of certain sectors of the Argentine economy, including our business, it also had a negative impact on the financial condition of many Argentine businesses and individuals. The devaluation of the Peso affected or may affect the ability of certain Argentine businesses to honor their foreign currency-denominated debt, generates high levels of inflation, reduces real wages significantly, and has a negative impact on companies oriented to the domestic market, such as public services and the financial industry. Additional volatility, appreciation or depreciation of the Peso, or reduction in the BCRA’s international reserves due to currency interventions could adversely affect the Argentine economy, which, in turn, may have an adverse effect on our financial condition and results of operations. Inflation has also contributed to a material increase in our costs of operation, in particular labor costs; it also enables a reduction in the purchasing power of the population, thus increasing the risk of a lower level of consumption from our customers in Argentina, which could negatively impact our financial condition and results of operations. Inflation rates could continue to grow in the future, and there is uncertainty regarding the effects that any measures adopted by the government could have to control inflation.
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
Depreciation of the Peso or the Real relative to the U.S. dollar or the euro may also create additional inflationary pressures in Argentina or Brazil that may negatively affect us. Depreciation generally curtails access to foreign financial markets and may prompt government intervention, including recessionary governmental policies. Depreciation also reduces the U.S. dollar or euro value of dividends and other distributions on our common shares and the U.S. dollar or euro equivalent of the market price of our common shares. Any of the foregoing might adversely affect our business, operating results and cash flow, as well as the market price of our common shares. Conversely, in the short term, a significant increase in the value of the Peso or the Real against the U.S. dollar would adversely affect the respective Argentine and/or Brazilian government’s income from exports. This could have a negative effect on GDP growth and employment, and could also reduce the public sector’s revenues in those countries by reducing tax collection in real terms, as a portion of public sector revenues are derived from the collection of export taxes.
Any deterioration in Brazil’s or our credit rating may adversely affect the trading price of our common shares and us.
Credit ratings affect investors’ perceptions of risk and, as a result, the yields required on issuances of indebtedness in the financial markets. Rating agencies regularly evaluate Brazil and its sovereign ratings, taking into account a number of factors, including macroeconomic trends, fiscal and budgetary conditions, indebtedness and the prospect of change in these factors.
In 2021, Standard & Poor’s maintained Brazil’s credit rating at BB- with a stable outlook. In June 2023, Standard & Poor’s adjusted its outlook to positive. In December 2023, Standard & Poor’s upgraded Brazil’s credit rating from BB- to BB. In 2021, Moody’s confirmed Brazil’s credit rating at Ba2 with a stable outlook. In 2021, Fitch reaffirmed Brazil’s credit rating at BB-, with a negative outlook. In June 2023, Fitch upgraded Brazil’s credit rating to BB with a stable outlook.
The review in Brazil’s credit rating by Standard & Poor’s and Fitch to BB- in past years adversely affected the trading price of debt and equity securities of Brazilian issuers. Any further downgrade of Brazil’s credit rating could heighten investors’ perception of risk and, as a result, increase the cost of debt issuances and adversely affect the trading price of our securities.
Additionally, any downgrade of our credit rating may adversely affect our ability to obtain loans and/or financings in the future or our cost of funding, which may increase the cost of funding our operations or the refinancing of our financial obligations, adversely affecting us.
Disruption of transportation and logistics services, insufficient investment in public infrastructure or disruption to any aspect of the supply chain could adversely affect our operating results.
One of the main disadvantages of the agricultural sector in the countries in which we operate is that key growing regions lie far from major ports. As a result, efficient access to transportation infrastructure and ports is critical to the growth of agriculture as a whole in the countries in which we operate and of our operations in particular. Improvements in transportation infrastructure are likely to be required to make more agricultural production accessible to export terminals at competitive prices. A substantial portion of agricultural production in the countries in which we operate is currently transported by truck, a means of transportation significantly more expensive than railroad transportation available to U.S. and other international producers. Our dependence on truck transportation may affect our position as a low-cost producer which may impair our ability to compete in world markets.
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
In Brazil, a strike held by truckers in May 2018 resulted in completely halted road transportation throughout the country. As a result, the Brazilian government enacted of Law No. 13,703/2018, which established a base price for road freight transportation and created a freight table, in which minimum and mandatory transportation cost values are set each six months by the Brazilian Land Transportation Agency (Agência Nacional de Transportes Terrestres), or the “ANTT.” These measures adversely affected many companies in the agribusiness sector through increased transportation costs.
In addition, we are exposed to the risk of disruption to any aspect of our supply chain, to suppliers’ operations or to distribution channels, and the deterioration in the financial condition of our trading partners. These may be caused by a cyber-event, global health crisis, major fire, violent weather conditions or other natural disasters that affect the manufacturing or other facilities of our operating subsidiaries or those of their suppliers and distributors. In certain geographic areas where we operate, insurance coverage may not be obtainable on commercially reasonable terms, if at all. Coverage may be subject to limitations or we may be unable to recover damages from its insurers.
The Argentine economy may be affected by its government’s limited access to financing from international markets and the result of any failure to pay its debt obligations.

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
In February 2016, the Macri administration entered into settlement agreements with certain holdout bondholders to settle these claims, which were subject to the approval of the Argentine Congress. The Argentine government reached settlement agreements with holders of a significant portion of the defaulted bonds and repaid the majority of the holdout creditors with the proceeds of a US$16.5 billion international offering of three-year, five-year, 10-year and 30-year bonds on April 22, 2016. Although the size of outstanding claims decreased significantly, litigation initiated by bondholders that did not accept Argentina’s settlement offer in 2016 continues in several jurisdictions.
Additionally, foreign shareholders of several Argentine companies filed claims with the International Center for Settlement of Investment Disputes, (“ICSID”), alleging that the emergency measures adopted by the Argentine government since the crisis in 2001 and 2002 differ from the just and equal treatment standards set forth in several bilateral investment treaties to which Argentina is a party. The ICSID ruled against Argentina with respect to many of these claims. Litigation involving holdout creditors, claims with ICSID and other claims against the Argentine national government, resulted and may result in material judgments against the government, lead to attachments of, or injunctions relating to, Argentina’s assets, or could cause Argentina to default under its other obligations, and such events may prevent Argentina from obtaining favorable terms or interest rates when accessing international capital markets or from accessing international financing at all. Our ability to obtain U.S. dollar-denominated financing has been adversely impacted by these factors.
In June 2018, the IMF approved a financial support plan for Argentina in the form of a stand-by arrangement for US$50 billion, which was increased to US$57.1 billion in September 2018. The Argentine government negotiated an extension with the IMF for repayments under the stand-by arrangement that matured in 2022. On January 28, 2022, the IMF and the Argentine government reached an understanding, and the final agreement was approved by the IMF’s executive board on March 3, 2022. On March 17, 2022, the Argentine Congress approved the staff-level agreement to be entered into with the IMF. Further, on October 7, 2022, the IMF communicated that its executive board conducted a second review of the agreement with Argentina and approved a second immediate disbursement of approximately US$3.8 billion. Likewise, on December 22, 2022, the third review of the agreement was announced, approving a disbursement of approximately US$6.0 billion.
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
Through Resolution No. 646/2021, the Ministry of Economy established a new procedure to be carried out in the local market for eligible securities of holders who did not adhere to the proposed exchange operation. In this regard, as of December 1, 2021, the securities subject to the local debt restructuring, which were not restructured (listed in Annex I of Resolution 381/2020), were deemed non-negotiable and their listings on the Electronic Open Market (MAE) and in the Argentine stock exchanges and markets were canceled.
Furthermore, in March 2023, the Argentine government restructured its public debt by issuing bonds denominated in Pesos. The restructuring obtained 64.0% participation and extended the maturities of notes worth Ps.4.3 billion.

In addition, on August 4, 2023, through Decree No. 404/2023 a loan agreement between Argentina and Qatar for 580,000,000 Special Drawing Rights was approved in an attempt to pay interest on the debt contracted with the IMF. In this regard, the Argentine government announced the cancellation of US$ 1,411 million within the framework of the agreement. Moreover, on August 23, 2023, former Economy Minister, Sergio Massa, announced agreements with the World Bank and the Inter-American Development Bank that determined that these entities would provide Argentina with total financing of US$ 1,310 million.

Moreover, on January 31, 2024, the IMF’s Executive Board announced the conclusion of the seventh review of the agreement with Argentina. The IMF’s Executive Board granted the country access to an immediate disbursement of approximately USD 4.7 billion, which would place the total disbursements under the agreement at around USD 40.7 billion to date.

In any case, lack of access to international or domestic financial markets in the future could affect the projected capital expenditures for our operations in Argentina, which, in turn, may have an adverse effect on our financial condition or the results of our operations.
Argentina’s current account and balance of payment imbalances could lead to a depreciation of the Peso, and as a result, affect our results of operations, our capital expenditure program and our ability to service our foreign currency liabilities.
In the past, Argentina has had severe macroeconomic imbalances, including frequent and extreme fiscal deficits. Since 1961, the Argentine government has had yearly fiscal deficits approximately 90% of the time, resulting in highly vulnerable macroeconomic conditions. The Argentine government has financed its fiscal deficit mainly in two ways: (i) by relying on external debt issuances, which has historically led to rapid increases in public debt levels; and (ii) by having the BCRA issue currency, which has led to high inflation and, in certain cases, hyperinflation. The fiscal deficit reached 4.5%, 2.4% and 2.9% of the GDP in 2021, 2022 and 2023, respectively. Failure to reduce fiscal deficits could lead to growing levels of uncertainty regarding Argentina’s macroeconomic conditions. In particular, it could lead to growing inflation rates and unanticipated foreign exchange depreciation and balance of payments crises, higher local vulnerability to international credit crises or geopolitical shocks, higher interest rates and erratic monetary policies, a reduction in real salaries and as a consequence, in private consumption, and a reduction in growth rates. This level of uncertainty, over which we have no control, may adversely affect our financial condition and results of operations.
Because foreign direct investment remains stagnant in Argentina, it may become impossible for Argentina and its provinces to meet their debt obligations in the future, since Argentina’s foreign currency needs would severely overcome its foreign currency sources. If this level of uncertainty prevails on international investors, Argentina may suffer a “sudden stop” event, where investors stop lending money to Argentine institutions. This, in turn, may result in large capital outflows that could not only force the Argentine government to default on its debt, but also generate a rapid and unanticipated depreciation of the Peso, a hike in local interest rates and a probable banking system crisis if bank deposits are largely withdrawn following social unrest. If a balance of payments crisis were to occur, a large depreciation of the Peso against the U.S. dollar could adversely affect our ability to meet our foreign currency obligations. Furthermore, the negative effect such a crisis could have on the growth rates of the Argentine economy and its consumption patterns could have a material adverse effect on our business, financial condition and result of operations.
Failure to adequately address actual and perceived risks of institutional corruption may adversely affect the economy and financial condition of the emerging markets in which we operate.

A lack of a solid and transparent institutional framework for contracts with the Argentine government and its agencies and corruption allegations have affected and continue to affect Argentina. Argentina ranked 98 of 180 in the Transparency International's 2023 Corruption Perceptions Index. The Argentine government's ability to implement initiatives aimed at strengthening Argentina's institutions and reducing corruption is uncertain as it would be subject to independent review by the Judicial Branch, as well as legislative support from opposition parties. There can be no assurance that the implementation of these measures by the Argentine government will be successful in stopping institutional deterioration and corruption.
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
Law No. 26,737 initially provided that vested rights were not to be affected by its application. Decree No. 820 further clarified this and set forth that foreign entities or individuals who owned rural land in excess of the ownership threshold when the Law No. 26,737 came into effect (i) are not required to transfer such rural land in excess, and (ii) in the event of transfer of rural lands acquired before Law No. 26,737 came into force, can acquire the equivalent to such transferred rural land, provided that the legal limits established for its use and location were complied with at the time of such acquisition. As such, the application of these laws does not have an adverse effect on the current rural land owned by our Argentine subsidiaries.

However, our Argentine subsidiaries may be prevented from acquiring additional rural land in Argentina, which may adversely affect our financial condition and results of operations.

Recently, Section 154 of DNU 70/2023 has repealed Law No. 26,737. In addition to the control by Congress, DNU 70/23 is also subject to judicial review as to its constitutionality in cases arising from its entry into force or application. Recently, the Federal Court of Appeals in La Plata, in a class action promoted by an association of Former Combatants of Malvinas Islands, declared the unconstitutionality of Section 154 of DNU 70/23. Even though this ruling is not final, we consider that the repeal of Law 26,737 is currently suspended. It may be a matter of discussion whether this ruling has “erga omnes” (towards all) effects. However, as long as Law No. 26,737 has to be enforced by the Executive Power and it is the defendant of this process, we are of the opinion that Section 154 of DNU 70/23 is suspended. There is a meaningful risk to our business if Section 154 is suspended or declared unconstitutional given that, as set forth above, our Argentine subsidiaries may be prevented from acquiring additional rural land in Argentina, which may adversely affect our financial condition and results of operations.

In Brazil, Law No. 5,709/1971 sets forth certain restrictions on the acquisition of rural property by foreigners. Foreign investors may only acquire rural properties in which agricultural, cattle-raising, industrial or colonization projects are going to be developed as approved by the relevant authorities. The total rural area to be acquired by a foreign investor cannot exceed one quarter of the surface of the municipality where it is located, and foreigners of a single nationality cannot cumulatively own more than 10% of the surface of the respective municipality. The acquisition or possession (or any in rem right) by a foreign person of rural property located in an area of national security (i.e. at or near the Brazilian border) must be previously approved by the General Office of the National Security Council (Secretaria-Geral do Conselho de Segurança Nacional). Moreover, under Law No. 8,629/1993, these restrictions are also applicable to rural lease agreements; however, agriculture partnerships agreements (parcerias agrícolas) are not subject to these restrictions. The acquisition or lease by a foreign person of rural property exceeding 100 indefinite use units (módulos de exploração indefinida), a unit of measurement set by the National Institute of Colonization and Land Reform (Instituto Nacional de Colonização e Reforma Agrária), or “INCRA,” must be previously approved by the Brazilian Congress.
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
Any new rural land acquisitions by us are nonetheless subject to these restrictions, the waiver of which may be burdensome and time consuming. In order to obtain the authorization for the acquisition or lease of rural properties, foreign investors must present a project proposal to INCRA describing: (i) the relationship between the property and the envisioned project; (ii) the physical and financial schedule of the investment and implementation of the project; (iii) whether governmental funds will finance the project; (iv) the logistical viability of the project and proof of compatibility between the envisioned site and the geographic location of the land; and (v) proof of compatibility with the environmental zoning rules relating to the location of the property. While we conduct our operations in Brazil through local subsidiaries, we would be considered a foreign controlled entity within the meaning of these restrictions. Therefore, if we are unable to comply with these restrictions and obtain the required approvals in connection with future acquisitions or lease transactions, our business plan, contemplated expansion in Brazil and results of operations would be adversely affected. In addition, there can be no assurance that future legislation will not further restrict the acquisition of rural land by Brazilian companies controlled by foreign holders.
An increase in export and import duties and controls may have an adverse impact on our sales.

The Argentine government has historically imposed duties on the exports of various primary and manufactured products, including some of our products. Currently, the export duty rate is 33% for soybean, 30-31% for soybean oil (depending on the applicable tariff code), 12% for soybean flour, and 29% for biodiesel. Most other agricultural products, such as fresh fruit and vegetables, usually grown in specific regions, were set at a 0% export duty rate. Most industrial and manufactured goods have had their export duty rates reduced throughout 2021, 2022 and 2023. The Social Solidarity Law established new caps to set the export duty rate of all goods included in the tariff positions of the Common Mercosur Nomenclature. Even though most goods have a maximum 12.0% ad valorem export duty rate, there are special lower caps for some agricultural products from specific regions and industrial goods.
On December 13, 2023 the Export Promotion Program was reestablished through the Decree No. 28/2023. The program provides that exporters of goods and certain services must enter and trade at the official exchange rate of 80% of their sales through the FX Market. For the remaining 20% of their sales, exporters must execute purchase and sale transactions with marketable securities acquired with settlement in foreign currency and sold with settlement in local currency (spot transactions with entry settlement or “CCL de Entrada”).
Until recently, importers that intended to access the FX Market were requested to obtain an approved declaration submitted via the Argentine System of Imports (“SIRA” after its acronym in Spanish) from local authorities. The BCRA determined that as from December 13, 2023, it will not be necessary to obtain a SIRA in “exit” status to access the FX Market, nor to validate the operation in the Current Account for Foreign Trade. From December 26, 2023, through the Joint General Resolution No. 5466/2023, SIRA was replaced by SEDI (Statistical System for Imports). The SEDI system requires that importers register a sworn statement with the relevant data beforehand. This application is compared with the information in the tax authorities’ records and with the applicant’s financial economic capacity. Once these controls are passed, the application will be set to REGISTERED status. It is worth mentioning that the risk profile controls required under the SIRA system have been discontinued. To register a definitive import, it will be necessary to have a SEDI declaration in READY status. Once the status is READY, the SEDI declaration may be used within 360 calendar days. The SEDI regime does not require any prior sworn statements on payments of services abroad.

On the other hand, since December 26, 2023, there was an abrogation of Resolution No. 523/2017 of the National Secretariat of Commerce, which required the approval of automatic and non-automatic import licenses prior to their definitive import for goods included in all the tariff positions of the Mercosur common nomenclature for definitive import for consumption. In this scene, imports of goods will only be subject to the “SEDI” information regime (which replaces the SIRA regime) established by means of Joint General Resolution No. 5466/2023, issued by the Federal Tax Authority and the Secretariat of Commerce.

There can be no assurance that there will not be further increases in the export taxes or that other new export taxes or quotas will not be imposed. The imposition of new export taxes or quotas or a significant increase in existing export taxes or the application of export quotas or the imposition of regimes that aim to restrict or control imports and exports could adversely affect our financial condition or results of operations.
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
Similarly, between 2011 and 2015, the Argentine government increased controls and restrictions on the sale of foreign currencies and the acquisition of foreign assets by Argentine residents, and limited the transfer of funds abroad. Through a combination of foreign exchange and tax regulations, the Fernández de Kirchner administration significantly curtailed access to the FX Market for individuals and private-sector entities, and the BCRA exercised a de facto prior approval for certain foreign exchange transactions otherwise authorized to be carried out under the applicable regulations, such as dividend payments or repayment of principal of intercompany loans as well as the payments related to import of goods, by regulating the amount of foreign currency available to companies to conduct such transactions. These exchange controls gave rise to an unofficial U.S. dollar trading market, and the unofficial Peso to U.S. dollar exchange rate in such market differed substantially from the official Peso to U.S. dollar exchange rate. Due to the foreign exchange crisis generated in August 2019 and the continued reduction of the BCRA’s foreign currency reserves, the Argentine government reinstated, in 2019, rigid exchange controls and transfer restrictions, substantially limiting the ability to obtain foreign currency or make certain payments or distributions out of Argentina, which have been extended without time limitation by Decree No. 91/2019, and BCRA Communication “A” 6,862/2020. In response to these exchange restrictions, an unofficial U.S. dollar trading market developed once again. In addition, access to foreign currency and its transfer outside of Argentina began to be obtained and carried out through capital markets transactions referred to as “Blue-chip swap”, subject to certain restrictions, which are significantly more expensive than acquiring foreign currency in the FX Market.

Notwithstanding announcements, made by the Milei administration, that foreign exchange controls will be lifted before the end of the 2024, the government may impose additional exchange controls, transfer restrictions, restrictions on the free movement of capital, and implement other measures in response to capital flight or a significant depreciation of the Peso, which would adversely affect our financial condition and the results of our operations. In addition, other exchange controls could in the future further impair or prevent the conversion of anticipated dividends, distributions, or the proceeds from any sale of equity holdings in Argentina from Pesos into U.S. dollars and the remittance of the U.S. dollars abroad. These restrictions and controls could further interfere with the ability of our Argentine subsidiaries to make distributions in U.S. dollars to us and thus our ability to pay dividends in the future. Such measures could lead to renewed political and social tensions, and could undermine the Argentine government’s public finances, which could adversely affect Argentina’s economy and prospects for economic growth and, consequently, adversely affect our business and results of operations, and could impair our ability to make dividend payments.

In an effort to contain the escalation of the currency exchange rate, the BCRA has been selling its reserves of U.S. dollars, which has resulted in a decrease in BCRA international reserves from US$ 65.7 billion as of December 2018 to US$ 28.2 billion as of March 2024. However, the actual net liquid international reserves of the BCRA is reported by private sources to be substantially lower.
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
Recently, Brazilian government initiatives have proposed changes to the Brazilian tax regime that, if enacted, could impact our business. Bill No. 3,887/2020 would replace the PIS/COFINS tax (a social contribution on gross revenues) with a new Contribution on Goods and Services (CBS), and Bill No. 2,337/2021 would comprehensively reform income taxation rules primarily by revoking the income tax exemption on the distribution of dividends by Brazilian companies while also introducing new anti-avoidance provisions for a broad variety of transactions among related parties, ending the deductibility of interest on equity expenses, extending the minimum term for the amortization of intangibles, and changing the income tax rules related to Brazilian investment funds, among other changes. More specifically, ending the deductibility of interest on equity would impact the net amount to be received by our shareholders in the form of dividends. Although these laws have not yet been enacted and it is not possible to determine at this time the exact changes that will eventually pass into law, any such changes could have adverse effects on our results and operations. Further, Brazilian government authorities at the federal, state and local levels may consider changes in tax laws to cover budgetary shortfalls resulting from the recent economic downturn in Brazil, including the impact of COVID-19. If enacted, such changes may harm our profitability by increasing our tax burden, increasing our tax compliance costs or otherwise affecting our financial condition, results of operations and cash flows. The Brazilian government regularly enacts reforms to the tax and other assessment regimes to which we and our customers are subject. Such reforms include changes in tax rates and, occasionally, enactment of temporary levies, the proceeds of which are earmarked for designated governmental purposes. The effects of these changes and any other changes that result from the enactment of additional tax reforms cannot be quantified and there can be no assurance that any such reforms would not have an adverse effect upon our business. Furthermore, such changes may produce uncertainty in the financial system, increasing the cost of borrowing and contributing to an increase in our non-performing credit portfolio. The effects of these changes and any other change that could result from the enactment of additional legislation cannot be quantified. There can be no assurance that we will be able to maintain our projected cash flow and profitability following any increases in Brazilian taxes applicable to us and our operations.
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

Similarly, the Argentine Government frequently implements changes to the Argentine tax regime. Due to the recent change in the Argentine administration which took place in December 2023, we may be subject to new tax reforms that adversely affect our business.

On December 29, 2017, the Argentine government enacted Law No. 27,430, or the “Tax Reform Law,” a comprehensive tax reform which became effective on January 1, 2018. The Tax Reform Law introduced several amendments in connection with federal income tax, such as the progressive reduction of the tax rate at the corporate level from 35% to 25% and established that dividends or other profits distributed to Argentine resident individuals and foreign beneficiaries would be subject to taxation at tax rate of 7% or 13%, according to the fiscal period from which the distributed profit derived. The Tax Reform also eliminated the equalization tax. However, both tax treatments were amended by the Social Solidarity Law in 2019, which established the applicable rate on corporate income tax will be 30% and the applicable rate on dividends will be 7%. The sale, exchange or disposition of shares and other securities not trading in, or listed on, capital markets and securities exchanges by resident individuals and foreign beneficiaries in general is subject to tax at a rate of 15%. Non-residents can opt to be taxed at a rate of 15% on the net gain or 13.5% on the gross amount of the transaction, at the option of the seller.

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
In addition, the Company is within the scope of the OECD (Organization for Economic Cooperation and Development) Pillar Two model rules (the Global Anti-base Erosion rules or GloBE). Pillar Two legislation was enacted in Luxembourg, the jurisdiction in which the company is incorporated, and came into effect from January 2024. Since the Pillar Two legislation was not effective at the reporting date, the Company has no related current tax exposure. Under Pillar Two, the Company is liable to pay a top-up tax for the difference between its GloBE effective tax rate per jurisdiction and the 15% minimum rate. All jurisdictions within the group have an effective tax rate that exceeds 15%, except for Uruguay. Although Uruguay may have a rate below 15%, we estimate that the impact would not be significant.
These and other changes in Brazilian and Argentine tax laws could adversely affect our operations, financial condition and cash flows.
We receive certain tax benefits from Brazilian tax authorities, and there can be no assurance that such benefits will be maintained or renewed.
We receive certain tax benefits by virtue of our production facilities and investment projects in underdeveloped regions in Brazil. These tax incentives reduce the amount of Brazilian sales tax ICMS, due in the state of Mato Grosso do Sul as a result of the Ivinhema and Angélica mills. These benefits were most recently renewed until 2032.
There can be no assurance that the tax incentives we currently benefit from will be maintained, renewed or that we will obtain new tax incentives on favorable terms. In the event we fail to comply with specific obligations to which we are subject in connection with the tax benefits described above, such benefits may be suspended or canceled, or we may be required to pay the taxes due in full, plus penalties, which may adversely affect us. Additionally, there can be no assurance that we will be able to renew these tax benefits when they expire, or to obtain additional tax benefits under favorable conditions. State and federal governments frequently implement changes to the tax regimes, such as changes in tax rates, which may adversely affect us or our customers. If our current tax benefits are canceled or not renewed, we may be materially adversely affected.
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
As a “foreign private issuer” in the United States, we are exempt from certain rules under the U.S. securities laws and are permitted to file less information with the SEC than U.S. companies. As a “foreign private issuer,” we are exempt from certain rules under the Securities Exchange Act of 1934 , as amended (the “Exchange Act”) that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors, and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our common shares. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as companies that are not “foreign private issuers” whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD promulgated by the SEC under the Exchange Act, which restricts the selective disclosure of material information. As a result, our shareholders may not have access to information they deem important, which may result in our common shares being less attractive to investors.
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
Adecoagro is registered with the Luxembourg Registry of Trade and Companies under number B153681. Adecoagro has its registered office at 6, Rue Eugène Ruppert, L-2453, Luxembourg, Grand Duchy of Luxembourg. As from April 30, 2024, the registered office will change from 6 rue Eugène Ruppert, L-2453 Luxembourg to 28 Boulevard F.W. Raiffeisen, L-2411 Luxembourg. Our telephone number is (+352) 264491, and our website is www.adecoagro.com. The SEC also maintains a website at http://www.sec.gov which contains reports and other information regarding registrants that file electronically with the SEC.

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
During 2007, we began the construction of a sugarcane cluster in Mato Grosso do Sul, Brazil, with a projected 10.0 million tons of sugarcane crushing capacity. Angelica was the first greenfield mill we built from inception, with a nominal crushing capacity of 4.9 million tons. We also bought approximately 13,000 hectares of farmland for the planting of sugarcane to supply the mill. Angelica began operating during August 2008, and reached full operational capacity during April 2010.
In August 2010, we acquired Dinaluca S.A., an agricultural company consisting of a farm located in the province of Corrientes, Argentina, with more than 14,000 hectares for crop production in Argentina. Further, between August and November 2011, we acquired: (i) Compañía Agroforestal de Servicios y Mandatos S.A., an agricultural Argentine company owning more than 4,900 hectares of land in the province of Santiago del Estero, (ii) Simoneta S.A., an agricultural Argentine company owning more than 4,600 hectares of land in the province of La Pampa, and (iii) 3,400 hectares of land for crop production in the province of San Luis, Argentina.
During 2012, we began the construction of our second free stall dairy facility in Argentina, with a capacity of 3,500 milking cows.
On February 26, 2013, Adecoagro formed a 50/50 joint venture, CHS Agro S.A., together with CHS de Argentina S.A., a leading farmer-owned energy, grains and foods company based in the United States. CHS Agro built a sunflower processing facility located in the city of Pehuajo, Province of Buenos Aires, Argentina. The facility processes black oil and confectionary sunflower into specialty products such as in-shell seeds and oil seeds, which are exported entirely. The joint venture grows confectionary sunflower on leased farms, while black oil sunflower originates from third parties. On January 14, 2019 and after a restructuring of the joint venture, we purchased the remaining 50% of the capital stock of CHS Agro from CHS de Argentina S.A. Adecoagro currently owns 100% of CHS Agro S.A., which has since been renamed as Girasoles del Plata S.A. The consideration for this acquisition was nominal.
In March 2013, we began the construction of the second greenfield project in our sugarcane cluster in Mato Grosso do Sul, the Ivinhema mill, with 5.7 million tons of sugarcane crushing capacity and located 45 km south of Angelica. This mill allowed us to consolidate our cluster, generate important synergies and economies of scale, and improve operational margins and Adjusted Free Cash Flow. The Ivinhema mill was built in two phases: the first phase with 2.0 million tons of capacity was completed during April 2012, and the second phase with 3.0 million tons of crushing capacity was completed in mid-2015.
In October 2017, we completed the construction of our first bio-digester. The facility generates electricity by burning biogas extracted from the effluents produced in our dairy operations. On November 3, 2017, we began generating and delivering 1.4 MW of electricity to the local power grid. In addition to increasing revenues and securing our energy requirements, this facility enhances the sustainability of our free stall dairy operation by reducing greenhouse gas emissions, improving the effluent management and concentrating valuable nutrients, which are applied back to the fields.
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
On May 2, 2022 we acquired the rice production operations owned by certain subsidiaries of Viterra Limited (“Viterra”) in Uruguay and Argentina. These operations comprise four rice processing and storage plants in Uruguay and one in Argentina, and the assets acquired included all biological assets and inventories of processed and rough rice. The acquisition price amounted to approximately $18 million, and contemplated a financial debt for an approximate amount of $20 million. Uruguayan rice is internationally recognized as being of the highest quality standards. This transaction was aligned with the Company’s strategy to expand its vertically integrated rice business under the highest quality and sustainability standard. This expansion not only increased the Company’s rice production and processing capacity, in addition to benefiting from synergies with existing operations, but it also improved the Company’s global footprint, including access to new markets and clients who purchase Uruguayan rice. The acquisition increased the Company’s competitiveness in logistics and transportation and consolidated its position in the rice business.
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

Principal Capital Expenditures
Capital expenditures totaled $250.2 million, $229.1 million and $213.0 million for the years ended December 31, 2023, 2022 and 2021, respectively. Capital expenditures include both maintenance capital expenditures and expansion capital expenditures.

B.    BUSINESS OVERVIEW

Our Company
We are a leading agro-industrial company in South America, with operations in Argentina, Brazil and Uruguay. We are currently involved in a broad range of businesses, including farming crops and rice and other agricultural products, land transformation, dairy operations, sugar, ethanol and energy production. Our sustainable business model is focused on (i) a low-cost production model that leverages growing or producing each of our agricultural products in regions where we believe we have competitive advantages, (ii) reducing the volatility of our returns through product and geographic diversification and use of advanced technology, (iii) benefiting from vertical integration in key segments of the agro-industrial chain, (iv) acquiring and transforming land to improve its productivity and realizing land appreciation through strategic dispositions, and (v) implementing sustainable production practices and technologies focused on long-term profitability.
As of December 31, 2023, we owned a total of 213,548 hectares of land comprising 17 farms in Argentina, eight farms in Brazil and one farm in Uruguay. In terms of hectares, Argentina accounts for 93% of our portfolio, Brazil accounts for 6%

and Uruguay accounts for 1%. In addition, we own and operate several processing and manufacturing facilities including four rice mills and one rice snack facility in Argentina, two rice mills in Uruguay, four dairy free-stall facilities with an average of 14,509 dairy cows, two milk processing facilities in Argentina, one peanut processing facility and one sunflower processing facility in Argentina, two grain handling and conditioning plants in Argentina, and three sugar and ethanol mills in Brazil.
We believe that we are:

•one of the largest owners of productive farmland in South America, with more than 175,000 owned and productive hectares as of December 31, 2023 (excluding legal land reserves pursuant to local regulations and other land reserves) located in Argentina, Brazil and Uruguay, producing a wide range of agricultural products;
•a leading producer of grains and oilseeds in South America. During the 2022/2023 harvest-year, we harvested 209,646 hectares (including 118,989 leased hectares and 32,662 second crop hectares) and produced 483,855 tons of grains, including soybeans, corn, wheat, peanut, sunflower and cotton, among others;
•one of the largest fully integrated producers of rough (unprocessed) rice in the world, planting 55,648 hectares (including 15,831 leased hectares) and producing 354,128 tons during the 2022/2023 harvest-year. We are also a large processor and exporter of white rice (processed) in Argentina and Uruguay. Moreover, we are a leading retailer of rice products, including four popular brands—Molinos Ala, Apóstoles, 53 and Mucho Gusto;
•a leading dairy producer in South America in terms of cutting-edge technology, productivity per cow and grain conversion efficiencies, producing 199.9 million liters of raw milk during 2023, and adding value in our processing facilities. We are a leading retailer of dairy products, including three popular brands—Las Tres Niñas, Apóstoles and Angelita;
•a growing producer of sugar and ethanol in Brazil, where we currently own three sugar and ethanol mills, with an aggregate installed capacity of 14.2 million tons per year and full cogeneration capacity of 246 MW as of December 31, 2023 (i.e. the generation of electricity from sugarcane bagasse, the fiber portion of sugarcane that remains after the extraction of sugarcane juice) . Our operation is highly integrated, meaning that 94% of the sugarcane crushed at our mills is supplied from our own plantations. As of December 31, 2023, our sugarcane plantation consisted of 198,747 hectares; and
•one of the leading companies in South America in the acquisition and transformation of undermanaged land to more productive uses, generating higher cash yields. Over the last 17 fiscal years, in aggregate, we have sold over 105,000 hectares, generating capital gains of more than US$250 million. The results of these transactions are disclosed within the Crops or Rice segment, depending on the utilization of the farm.

We are engaged in two main businesses:

Farming Business

As of December 31, 2023 we owned 200,594 hectares (excluding sugarcane farms) of farmland in Argentina and Uruguay. During the 2022/2023 harvest-year, we held leases or entered into agriculture partnerships for an additional 134,820 hectares of arable land. We own the facilities and have the resources to store and condition 100% of our crop and rice production. We do not depend on third parties to condition our production for sale. In addition, within our land portfolio there is a portion destined to cattle grazing activities in the Argentine provinces of Corrientes, Santa Fe, Formosa and Santiago del Estero. In 2023, we entered into new lease agreements with third-party cattle farmers for a total area of 16,171 hectares.

Our Farming business is subdivided into three main businesses:
•Crops: We produce a wide range of agricultural commodities, including soybean, corn, wheat, peanut, sunflower and cotton, among others. In Argentina, our farming activities are primarily conducted in the Argentine humid pampas region, where agro-ecological conditions are optimal for low-cost production. Since 2004, we have expanded our operations throughout the center-west region of Uruguay, as well as in the northern region of Argentina. During the 2022/2023 harvest-year, we planted approximately 209,646 hectares of crops, including second harvests, and produced 483,855 tons of grains. We also planted an additional 13,650 hectares where we produced over 280,000 tons of forage used to feed cattle in our dairy operation. During the current 2023/2024 harvest-year, we planted approximately 220,813 hectares of crops (including second harvest) and an additional 12,202 hectares of forage.

•Rice: We own a fully integrated rice operation. We produce irrigated rice in the northeastern provinces of Argentina and in Uruguay, where the availability of water, sunlight, and fertile soil results in a coveted region for the low-cost production of rice. We believe that we are one of the largest producers of rough (unprocessed) rice in South America, producing 354,128 tons during the 2022/2023 harvest-year. We own four rice mills and one rice snack facility in Argentina and two rice mills in Uruguay that process our own production, as well as rice purchased from third parties. We produce different types of white and brown rice sold both in the domestic Argentine retail market under our own brands and abroad. During the current 2023/2024 harvest-year, we planted 58,452 hectares of rice.
•Dairy : We believe that we are a leading dairy producer in South America in terms of our utilization of cutting-edge technology and in our productivity per cow and grain conversion efficiency. Through the production of raw milk, we are able to transform forage and grains into value-added animal protein. Our free-stall dairies in Argentina allow us to optimize our use of resources (land, dairy feeding cattle and capital), increase our productivity and maximize the conversion of forage and grain into raw milk. We produced 199.9 million liters of raw milk in 2023, with a daily average of 14,509 dairy cows, delivering an average of 37.7 liters of milk per cow per day. In October 2017, we completed the construction of our first biodigester with 1.4 MWh of installed capacity. In 2019, we further acquired two milk processing facilities that, together with some investments done throughout the years, today they produce ultra-high temperature (“UHT”) milk, powdered milk, semi-hard cheese, cream and chocolate milk, among other products, with the flexibility to sell to both the domestic and export market based on relative profitability. In 2023, our facilities processed 351.8 million liters of milk, thereby producing 136.8 million liters of fluid milk, over 5,400 tons of semi-hard cheese, over 15,000 tons of powdered milk and over 6.1 million liters of cream and cocoa flavored milk. In December 2023, our second biodigester with 2MW of installed capacity started generating and delivering electricity to the local power grid. This facility, as well as our first biodigester, generates electricity by burning biogas extracted from effluents produced by our dairy cattle. In addition to increasing revenues and securing our energy requirements, this facility enhances the sustainability of our free-stall dairy operation by reducing greenhouse gas emissions, improving the management of effluents and concentrating valuable nutrients which are applied back to the fields.

Sugar, Ethanol and Energy Business
We cultivate and harvest sugarcane, which is then processed in our own mills to produce sugar, ethanol and energy. As of December 31, 2023, we had 198,747 hectares of sugarcane plantations in the Brazilian states of Mato Grosso do Sul and Minas Gerais, of which 10,024 hectares were planted on our own land and 188,723 hectares were planted on land leased by us under long-term agreements. We use different techniques to maximize sugarcane production. For example, we use meiosis to renew and expand harvestable areas by planting only a few rows of sugarcane, along with other products in the rest of the field. We harvest the sugarcane within six to nine months and use that production to plant sugarcane in the area where other products have been already harvested. By doing so, we maximize sugarcane plantation efficiency.
Further, we own and operate three sugar and ethanol mills—UMA, Angélica and Ivinhema—with a total crushing capacity of 14.2 million tons of sugarcane per year as of December 31, 2023 (assuming an average of 5,569 milling hours).
For the year ended December 31, 2023, we crushed 12.5 million tons of sugarcane. Our mills produce both sugar and ethanol, and accordingly, we have some flexibility to adjust our production (within certain capacity limits that generally vary between 40% and 80%) between sugar and ethanol, to take advantage of more favorable market demand and prices at given points in time. For the year ended December 31, 2023, we produced 805,608 tons of sugar and 522,508 cubic meters of ethanol.
Since 2020, we have been selling carbon credits or “CBios” under the RenovaBio program. The RenovaBio program was designed by the Brazilian government to cut carbon emissions by discouraging fossil fuel consumption while encouraging the production of renewable energy. Under this program, a carbon credit market is established in which sellers of fossil fuels have to acquire a mandatory quota of carbon credits set based on the amount of non-renewable fuels sold by them in the prior year. Issuers of CBios are biofuel producers whose mills have been certified by the ANP and awarded a score based on how “green” their mill operation is. This score acts as a multiplier for the amount of CBios the mill can issue for every cubic meter of ethanol it sells. CBios, in turn, are financial instruments traded on the B3. Prices are based on the supply of and demand for those credits. In 2023, we sold 443,111 CBios at an average unit price of R$95.4 (average net price of US$19.0).
In 2021, Adecoagro became the first company in Brazil to be authorized by the Totum Institute to issue Renewable Natural Gas Certificates, or “gas-recs”, as they are referred to in the market. These certificates attest to the production of renewable natural gas. Industries in Brazil can voluntarily purchase these certificates as evidence of the decarbonization of the gas consumed in their operations. In 2022, we became pioneers in the commercialization of gas-recs in Brazil through the sale of 25,000 certificates, as a result of our biogas production during 2021, at a unit price of R$1.80 per certificate.

Our Competitive Strengths

•Unique and strategic asset base. We own strategically located farmland and agro-industrial assets in Argentina, Brazil and Uruguay. We continuously improve our operations and practices, resulting in the reduction of operating costs and an increase in productivity and ultimately enhancing the value of our properties and generating capital gains. Our operations also benefit from strategically located industrial facilities throughout Argentina, Brazil and Uruguay, increasing operating efficiencies and reducing operating and logistical costs. We are vertically integrated where economics and returns are attractive, where the efficiency of our primary operation is significantly enhanced, or where lack of a competitive market results in the absence of a transparent price determination mechanism. Our diversified asset base creates valuable synergies and economies of scale, including (i) the ability to transfer the technologies and best practices that we have developed across our business lines, (ii) the ability to apply value-adding land transformation strategies to farmland in connection with our farming and sugarcane operations, and (iii) a greater ability to negotiate more favorable terms with our suppliers and customers. Owning a portion of the land where we operate is a key element of our business model.

•Low-cost production leveraging agro-ecological competitive advantages. Each of the commodity products we grow is produced in regions where agro-ecological conditions provide competitive advantages and which, through the implementation of our efficient and sustainable production model, help us to become one of the lowest cost producers.

▪Our grain and oilseed production is based in the Argentine humid pampas region, where soil fertility, regular rainfalls, temperate climate, the availability of land and the relative proximity to ports contribute to the reduced use of fertilizers and agrochemicals, high productivity and stable yields and efficient logistics.
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

•Standardized and scalable agribusiness model applying technological innovation. We have consistently used innovative production techniques to ensure that we are at the forefront of technological improvements and environmental sustainability standards in our industry. We are implementing an agribusiness model that consists of specializing our workforce and defining standard protocols to track crop development and control production variables, thereby enhancing management decision-making. We further optimize our agribusiness model through the effective implementation and constant adaptation of a portfolio of advanced agricultural and information technologies and best practices tailored to each region in which we operate and commodity that we produce, allowing us to improve our crop yields, reduce operating costs and maximize margins in a sustainable manner.

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

▪In our Sugar, Ethanol and Energy segment, our sugarcane cluster, composed of the Ivinhema and Angélica mills: (i) has a highly mechanized planting and harvesting operation, which has increased our sugarcane production, reduced our operating costs and contributed to environmental sustainability by eliminating the need to burn the sugarcane before harvest; (ii) has the capacity to use all the bagasse (the fiber portion of sugarcane that remains after the extraction of sugarcane juice), with almost no incremental cost, to cogenerate 230 MW of clean and renewable energy; (iii) can process 54,480 tons of sugarcane per day; and (iv) can recycle by-products such as filter cake and vinasse, by using them as fertilizers in our sugarcane fields, as well as recycling water and other effluents, generating important savings in input costs and protecting the environment.

•Unique diversification model to mitigate cash flow volatility. We pursue a unique, multi-tier diversification strategy to reduce our exposure to production and market fluctuations that may impact our cash flow and operating results. We seek geographic diversification by spreading our portfolio of farmland and agro-industrial assets across different regions of Argentina, Brazil and Uruguay, thereby lowering our risk exposure to weather-related losses and contributing to stable cash flows. Additionally, we produce a variety of products including soybean, corn, wheat, peanut, sunflower, cotton, barley, sorghum, rice, raw milk and dairy products, sugar, ethanol and energy, among others, which lowers our risk exposure to potentially depressed market conditions of any specific product. Moreover, through vertical integration in the Rice, Dairy and Sugar, Ethanol and Energy businesses, we process and transform a portion of our agricultural commodities into branded retail products, reducing our commodity price risk and our reliance on the standard market distribution channels for unprocessed products.

•Expertise in acquiring farmland with transformation and appreciation potential. Since our inception in 2002, we have executed transactions for the purchase and disposition of land for over US$780 million and sold over 105,000 hectares of developed land, generating capital gains of more than US$250 million. We believe we have a superior track record and have positioned ourselves as a key player in the land business in South America. Our business development team has gained extensive expertise in evaluating and acquiring farmland throughout South America and has a solid understanding of the productivity potential of each region and of the potential for land transformation and appreciation. To date, we have analyzed over 11 million hectares of farmland spread throughout the regions in which we operate and other productive regions in the world. We have developed a methodology to assess farmland and to appraise its potential value with a high degree of accuracy and efficiency by using information generated through sophisticated technology, including satellite images, rain and temperature records, soil analysis, and topography and drainage maps. Our management team has gained extensive experience in transforming and maximizing the appreciation potential of our land portfolio through the implementation of our agribusiness techniques described above. We also have an extensive track record of rotating our asset portfolio to generate capital gains and monetize the transformation and appreciation generated through our land transformation activities and agricultural operations.

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

▪Crops: In February 2019, we acquired a state-of-the-art peanut processing facility strategically located in Córdoba province, Argentina’s largest peanut production area. This plant is equipped with high-performance equipment and comprises a shelling plant, a blanching plant and a seed treatment plant. It has a shelling capacity of 80,000 tons per year, a blanching capacity of 36,000 tons per year, and a storage capacity of 67,000 tons of in-shell peanuts. Moreover, our finished products storage has a capacity of 10,000 tons (4,200 of which are under cold storage). The plant also has a drying capacity of 1,200 tons (at a 14% input moisture). The plant has been granted all necessary certifications and permits, which allow us to satisfy demand in selective global markets that pay a premium for Argentine peanuts because of their superior quality. Our increased focus in the segment has allowed us to reduce costs by (i) saving in tolling and brokerage fees, (ii) consolidating and exporting our production from our on-site customs, (iii) reducing operational risks and (iv) having access to land at competitive prices by managing crop rotation ourselves, among other factors.

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

Additionally, in May 2022, we acquired Viterra’s rice operations in Argentina and Uruguay, including two rice processing and storage plants in Uruguay and one in Argentina. This transaction contributed to our geographic diversification and thereby mitigates weather risk, in addition to providing further commercial and logistics advantages, such as the incorporation of Uruguayan branded rice, which is known for its high quality, and therefore granting us access to new markets.

▪Dairy: As of December 31, 2023, we had four fully operative free-stall facilities with an occupancy of 14,451 cows. We continue with our strategy of growing and securing corn silage to feed additional cows.

Additionally, since February 2019 we are owners of two milk processing facilities acquired from SanCor Cooperativas Unidas Limitadas. Both plants are well equipped and strategically located. The facility located in the city of Morteros, Province of Córdoba, is at the center of Argentina’s largest dairy basin and has a processing capacity of 870 thousand liters per day aimed at producing powdered milk and cheese, mainly destined to the export market. The facility located in Chivilcoy, in the province of Buenos Aires, is halfway between our dairy free-stall facilities and the city of Buenos Aires, the largest fluid dairy market. The processing capacity of this facility is 555,000 liters per day aimed at producing mostly fluid milk. These acquisitions are part of our long term growth strategy, consistent with our strategy for our crops, rice, sugar, ethanol, and energy businesses. We believe that being vertically integrated allows us to control the supply chain, which in turn enhances efficiencies and increases margins, and provides us with the flexibility to sell into the export and domestic markets, based on relative profitability with a view to generate attractive returns.

Moreover, we have constructed two biodigesters, which generate electricity by burning biogas extracted from effluents produced by our dairy cattle. The first one was built in 2017 and has an installed capacity of 1.4 MW, whereas the second one was completed in October 2023 and has 2 MW of installed capacity. The latter has been generating and delivering electricity to the local grid since December 2023.

•Consolidate our sugar and ethanol cluster in Mato Grosso do Sul. Our main strategy for our Sugar, Ethanol and Energy business is to consolidate our cluster in the state of Mato Grosso do Sul in Brazil by ramping up production at our Ivinhema and Angelica mills, which have a nominal capacity of 13 million tons per year. See “ —Operations and Principal Activities—Sugar, Ethanol and Energy Business—Our Sugar Mills.” The consolidation of the cluster has generated important synergies, operating efficiencies and economies of scale such as (i) a reduction in the average distance from sugarcane fields to mills, generating important savings in sugarcane transportation expenses; (ii) a single centralized management team, reducing total administration cost per ton of sugarcane milled; and (iii) a large sugarcane plantation supplying two mills, which permits non-stop harvesting. Our sugarcane cluster in Mato Grosso do Sul has allowed us to become one of the most efficient and low cost producers of sugar, ethanol and energy in Brazil. Additionally, we plan to continue to closely monitor the Brazilian sugar and ethanol industries and may pursue selective acquisitions that provide opportunities to increase our economies of scale, operating synergies and profitability.

We remain focused on finding ways to continue maximizing efficiency and generating additional synergies and cost dilution. In this process, our operating teams identified certain bottlenecks in our industrial operations that were removed with minimal investments and allowed us to increase crushing volumes per hour and total capacity per year. In 2021, we inaugurated a molecular sieve at our Ivinhema mill, which increased our ethanol dehydration capacity by 50%. Prior to this investment, the only mill capable of producing anhydrous ethanol was the Angelica mill. This increase in our dehydration capacity serves as a commercial tool at the same time as it enhances the efficiency and sustainability of our operations and increases our production flexibility. Also, our high ethanol storage capacity enables us to carry over stocks and places us in a solid position to benefit from higher expected prices both in the domestic and export markets.
Additionally, we continue developing and adopting technologies to become more efficient sugarcane producers and further reduce our carbon footprint. We developed a proprietary technology to produce biogas from vinasse, a subproduct of the ethanol production process, and we built a biogas unit in our Ivinhema mill. Biogas can be used in the production of renewable energy or converted into biomethane to replace diesel consumption. We use vinasse in a concentrated form as input in a biodigester where microorganisms act on organic matter and produce biogas. Biogas, in turn, once cleaned and compressed is converted into biomethane which can be used as biofuel in adapted vehicles, such as trucks, lorries and cars. We are optimistic about this project, which enhances the sustainability of our operations, has the potential to create an additional revenue stream and will enable us to replace our diesel consumption. In 2021, we certified our biogas facility as the first renewable gas plant in Brazil, which allows us to issue and sell gas-recs. Concurrently, and independently from its use in biogas production, we also use concentrated vinasse as potassium biofertilizer in our sugarcane plantation.
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

Operations and Principal Activities

Farming Business
Our Farming business is divided into three main reportable operating segments: Crops, Rice and Dairy. We use our own land and land leased from third parties to conduct our operations. During the 2022/2023 harvest-year, we used 265,294 hectares of land to conduct our Farming operations, out of which, we owned 97,812 hectares (excluding sugarcane farms), used 32,662 hectares as second harvest areas and leased 134,820 hectares. During the 2021/2022 harvest-year, we conducted our Farming operations on 291,843 hectares of land; out of which, we owned 112,361 hectares (excluding sugarcane farms), used 36,750 as second harvest areas and leased 142,732 hectares. During the 2019/2020 harvest-year, we used 262,110 hectares of land to conduct our Farming operations, out of which, we owned 111,009 hectares (excluding sugarcane farms), used 41,924 as second harvest areas, and leased 109,178 hectares.
The following tables set forth our production volumes for each of our farming business lines.

	Harvest Year
	2022/2023	2021/2022	2020/2021
Production	(in tons)
Crops (tons) (1)	483,855	769,524	733,334
Rice (tons) (2)	354,128	416,735	346,685
Total	837,983	1,186,259	1,080,019

	Year Ended December 31,
	2023	2022	2021
Dairy (thousands of liters)(3)	199,913	185,583	173,148
________________________________________________________________________________________________
(1) Crop production does not include 288,137 tons, 314,000 tons, and 300,782 tons of forage produced in the 2022/2023, 2021/2022 and 2020/2021 harvest-years, respectively. It also does not include the soybean planted in Brazil in 2022/2023, 2021/2022 and 2020/2021 as cover crop during the implementation of the agricultural technique known as meiosis. Revenues corresponding to the sale of this product are booked in the Sugar, Ethanol and Energy segment.
(2)    Expressed in tons of rough rice.
(3)    Raw milk produced.

Crops Business (Grains, Oilseeds and Cotton)
Our agricultural production is mainly based on planting, growing and harvesting crops over our owned arable area. During the 2022/2023 harvest-year, we planted and harvested crops and forage on approximately 223,296 hectares, including our owned land, leased land and second harvest areas. In mid-2023, we began planting crops pertaining to the 2023/2024 harvest-year, which was concluded in the first quarter of 2024, with a total planted area of 232,852 hectares (including forage). Our main products include soybean, corn, wheat, peanut, sunflower and cotton. Other products, such as sorghum and barley, are sown occasionally and represent only a small percentage of total sown land.
Our crop production process is directly linked to the geo-climatic conditions of our farms and our crop cycles, which define the periods for planting and harvesting our various products. Our crop diversification and the location of our farms in various regions of South America enable us to implement an efficient planting and harvesting system throughout the year, which includes second harvests in many cases. Our production process begins with the planting of each crop. After harvesting, crops may go through a processing phase where the grains or seeds are cleaned and dried to reach the required market standards. For additional discussion on our harvest-years and the presentation of production and product area information in this annual report, see “Presentation of Financial and Other Information—Fiscal Year and Harvest Year.”
The following table sets forth, for the harvest-years indicated, the planted areas for our main products:

	Harvest Year
	2022/2023	2021/2022	2020/2021
Planted Area	(in hectares)
Soybean (1)	81,770	71,074	68,315
Corn (2)	41,411	57,536	56,568
Wheat (3)	35,789	46,509	44,392
Sunflower	18,131	23,092	16,164
Cotton	10,075	7,427	3,519
Peanut	19,813	22,102	26,123
Forage (4)	13,650	10,206	5,337
Others (5)	2,658	3,246	2,747
Total	223,296	241,192	223,165
________________________________________________________________________________________________
(1) Includes soybean first crop and second crop planted area.
(2) Includes corn first crop and second crop planted area as well as sorghum.
(3) Includes barley crop.
(4) Forage includes corn silage, wheat silage and sorghum used for feeding cattle in our dairy operation.
(5) Includes beans, chia and sesame.

The following table sets forth, for the harvest-years indicated, the production volumes for our main products:

	Harvest Year
	2023/2024	2022/2023	2021/2022	2020/2021
Production(1)	(in tons)
Soybeans (2) (3)	1,134	123,827	177,963	172,969
Corn (2)	49,681	192,615	342,621	327,164
Wheat	88,265	83,290	137,953	122,749
Sunflower (2)	16,349	32,565	39,054	28,436
Cotton lint (2)	—	6,224	4,262	1,772
Peanut (2)	—	39,306	62,433	77,891
Others (2)	245	6,029	5,238	2,353
Total (2)	155,674	483,855	769,524	733,334
________________________________________________________________________________________________
(1) Crop production does not include 288,137 tons, 314,000 tons and 300,782 tons of forage produced in the 2022/2023, 2021/2022 and 2020/2021 harvest-years, respectively.
(2) As of the date of this annual report, the harvest of soybean, corn, peanut, sunflower and cotton pertaining to the 2023/2024 harvest-year is ongoing. The only crop that has been fully harvested is wheat.
(3) Does not include the soybean planted in Brazil in 2022/2023, 2021/2022 and 2020/2021 as cover crop during the implementation of the agricultural technique known as meiosis. Revenues corresponding to the sale of this product are booked in the Sugar, Ethanol and Energy segment.

The following table below sets forth, for the years indicated, the sales breakdown of our main products:

	Year Ended December 31,
	2023	2022	2021
Sales	(In thousands of US$)
Soybeans (1)	51,096	72,323	56,997
Corn (2)	35,464	72,427	57,504
Wheat (3)	15,968	23,603	27,267
Sunflower	19,812	25,076	16,618
Peanut	67,072	63,087	60,422
Other crops (4)	27,500	23,813	13,009
Adjustments (5)	(50,659)	(2,578)	11,975
Total	166,253	277,751	243,792
________________________________________________________________________________________________

(1) Does not include revenue corresponding to the sale of soybean planted in Brazil in 2022/2023, 2021/2022 and 2020/2021 as cover crop during the implementation of the agricultural technique known as meiosis. Revenues corresponding to the sale of this product are booked in the Sugar, Ethanol and Energy segment.
(2) Includes sorghum.
(3) Includes barley.
(4) Includes cotton, other crops and farming services. Includes sale of certifications related to RTRS soybean (Round Table on Responsible Soy Association) and sales related to our cattle activities.
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

Soybeans comprised 3.9%, 5.4% and 5.1% of our total consolidated sales in 2023, 2022 and 2021, respectively.

Corn
Corn is a cereal grown around the world and is one of the world’s most widely consumed foods. The main component of corn grain is starch (72% to 73% of grain weight), followed by proteins (8% to 11%). Corn grain is directly used for food and animal feed (beef, swine and poultry meat production and dairy). Corn is also processed to make food and feed ingredients (such as high fructose corn syrup, cornstarch and lysine), or industrial products such as ethanol and polylactic acid (PLA). Oil, flour and sugar are also extracted from corn, with several uses in the food, medicine and cosmetic industries. Additionally, there are specific corn types used for direct human consumption such as popcorn and sweet corn.
Corn comprised 2.7%, 5.4% and 5.1% of our total consolidated sales in 2023, 2022 and 2021, respectively.

Wheat
Wheat is the world’s largest cereal-grass crop. Unlike other cereals, wheat grain contains a high amount of gluten, the protein that provides the elasticity necessary for excellent bread making. Although most wheat is grown for human consumption, other industries use small quantities to produce starch, paste, malt, dextrose, gluten, alcohol, and other products. Inferior and surplus wheat and various milling by-products are used for livestock feed. We sell wheat to exporters and to local mills that produce flour for the food industry.
Wheat comprised 1.2%, 1.8% and 2.4% of our total consolidated sales in 2023, 2022 and 2021, respectively.
Sunflower
There are two types of sunflower, the most important of which in terms of volume is the oilseed sunflower, which is primarily grown for the oil extracted from the seed. Sunflower oil is considered one of the top three oils for human consumption, due to its high oil content (39-49%) and its oil composition (90% of oleic and linoleic oil). The other type of sunflower is the confectionary sunflower, which is used for direct human consumption. Sunflower seeds are an exceptional source of vitamin E, omega-6 fatty acids, dietary fiber and minerals. We grow both types of sunflower.
Sunflower comprised 1.5%, 1.9% and 1.5% of our total consolidated sales in 2023, 2022 and 2021, respectively.
Since early 2019, we have been operating a sunflower processing facility located in Buenos Aires province, Argentina. This enables us to control processing activities and develop direct and long-term relationships with different customers around the world.

Peanut
Peanut is a summer legume that has its harvesting process divided in two stages: (1) digging, which implies loosening the plant, cutting the taproot and inverting the plant; and (2) combining, which means separating the pods from the vines. Planting activities begin in October and approximately 150 days after planting, digging activities take place. In Argentina, all peanuts grown are highly oleic. Córdoba province is Argentina’s largest peanut production area due to its optimal agro-climatic conditions, which have led many processing industries to install there.
Argentina is positioned among the most important players in the production and export of peanuts, with high technological levels in terms of production as well as processing. Argentina exports more than 90% of the peanuts it produces and its main market is the E.U., followed by Latin America, Northern Africa and Asia. Its main competitors are the United States, Brazil and China. We grow peanuts in the central region of Argentina.
Peanut comprised 5.2%, 4.7% and 5.4% of our total consolidated sales in 2023, 2022 and 2021, respectively.
Since early 2019, we own and operate a peanut processing facility equipped with cutting-edge technology. This vertical integration is in line with our strategy to grow our peanut business as it enables us to control processing activities and develop direct and long-term relationships with different customers around the world.

Forages

We are engaged in the production of forage in Argentina, including corn silage, wheat silage and sorghum silage. We use forage as cow feed in our dairy operation. During the 2022/2023 harvest-year, we planted 13,650 hectares of forage and produced 288,137 tons of forage.

Rice Business
Rice is the main food staple for about half of the world’s population. Although it is cultivated in over 100 countries and on almost every continent, 90% of the world’s rice is grown and consumed in Asia. Globally, rice is the most important crop in terms of its contribution to human diets and production value. There are three main types of rice: short grain, medium grain and long grain. Each one has a different taste and texture. We produce long grain rice and Carolina double rice, a variety of medium grain rice.
We conduct our rice operation in the northeast of Argentina, which is one of the most efficient locations in the world for producing rice at a low cost. This is a result of optimal natural agronomic conditions, including plentiful sunlight, abundant availability of water for low cost irrigation and large quantities of land. The use of public water for artificial irrigation is governed by provincial regulations and is subject to the granting of governmental permits. We currently have permits for the use of water in our production of rice in the provinces of Corrientes and Santa Fe. Maintenance of our permits is subject to our compliance with applicable laws and regulations, which is supervised by the corresponding governmental authority (e.g., the Ministry of Water, Public Services and Environment - Ministerio de Agua, Servicios Publicos y Medio Ambiente), in the province of Santa Fe, and the Water Institute of the Province of Corrientes (Instituto Correntino del Agua).

In 2022, we expanded our rice footprint to Uruguay by acquiring the rice operations of certain subsidiaries of Viterra. Similar to Argentina, Uruguay also benefits from optimal natural agronomic conditions to produce rice. As a result, Uruguay is also considered one of the most efficient locations in the world for producing rice at a low cost. The production of rice in Uruguay is mostly concentrated in the southeastern region of the country given its close distance to the Montevideo seaport. Industry participants source rice from third-party producers, with whom they have long-term relationships and who many times finance their activities. The price paid for paddy rice is annually set forth by agreements between farmers and industry participants. Those agreements establish fixed margins for the industry and take into account average export prices. Given that sales price plays a key role in determining the cost of paddy rice, participants agree on offering similar prices and achieve synergies in sharing freight costs.
The following table sets forth, for the harvest-years indicated, the total number of rice-planted hectares we owned and leased, as well as the overall rough rice we produced:

	Harvest Year
Rice Product Area and Production	2023/2024	2022/2023	2021/2022	2020/2021
Owned planted area (hectares)	40,561	39,817	43,013	40,444
Leased planted area (hectares)	17,892	15,831	17,844	3,839
Total rice planted (hectares)	58,452	55,648	60,857	44,282
Rough rice production (tons) (1)	288,848	354,128	416,735	346,685
(1) As of the date of this annual report, the harvest of rice pertaining to the 2023/2024 harvest-year is ongoing.

We grow rice in four farms owned by us, which are located in Argentina, whereas the rest is through leased farms located in Argentina and in Uruguay. In the ongoing 2023/2024 harvest-year, we have planted approximately 58,452 hectares of rice, which have not been fully harvested as of the date of this annual report. In the 2022/2023 harvest-year, we planted approximately 55,648 hectares and produced 354,128 tons of rice, which represented 20% of our total planted area and 42% of our total farming production. In the 2021/2022 harvest-year, we planted approximately 60,857 hectares and produced 416,735 tons of rice, which represented 20% of our total planted area and 35% of our total farming production. In the 2020/2021 harvest year, we planted approximately 44,282 hectares and produced 346,685 tons of rice, which represented 17% of our total planted area and 32% of our total farming production .

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

	Year Ended December 31,
	2023	2022	2021
Processed Rice Production	(in tons)
Rough rice processed — own	278,990	375,688	306,602
Rough rice processed — third party	6,816	20,993	12,130
Total rough rice processed	285,806	396,681	318,732

	Year Ended December 31,
	2023	2022	2021
Processed Rice Sales	(in thousands of $)
Total Sales	230,192	204,201	135,496
Rice comprised 18%, 15% and 12% of our total consolidated sales in 2023, 2022 and 2021, respectively.
Rice Seed Production
In our rice seed facility in Argentina, we are involved in the genetic development of new rice varieties adapted to local conditions to increase rice productivity and quality, to improve both farm production as well as the manufacturing process. In connection with these efforts, we have entered into agreements with selected research and development institutions such as the National Institute of Agricultural Technology (Instituto Nacional de Tecnología Agropecuaria, or “INTA”) in Argentina, the Instituto Riograndense do Arroz or “IRGA” in Brazil, the Híbridos de Arroz para América Latina or “HIAA” in Colombia, the Latin American Fund for Irrigated Rice (Fondo Latinoamericano para Arroz de Riego, or “FLAR”) in Colombia, the Santa Catarina State Agricultural Research and Rural Extension Agency (Empresa de pesquisa Agropecuária e Extensão Rural de Santa Catarina, or “EPAGRI”) in Brazil, Badische Anilin- und Soda-Fabrik (“BASF”) in Germany, Louisiana State University or “LSU” in United States, Bioherius in Argentina, Transactiva in Italy and the Universidad Nacional del Nordeste or “UNNE” in Argentina. Our own technical team is continuously testing and developing new rice varieties. Our first rice seed variety, Ita Caabo 105, was released to the market in 2008. In 2011, we released our second variety Ita Caabo 110, and at the beginning of 2014 we released our third variety, Ita Caabo 107. Furthermore, we released two new varieties, Ita Caabo 111 FL and Ita Caabo 109 in 2021 and 2022, respectively. We are currently experimenting with a wide range of varieties to continue improving our productivity in addition to the development of a hybrid line. These seeds are both used at our farms and sold to rice farmers in Argentina, Brazil, Uruguay and Paraguay. We are also developing, alongside BASF, a herbicide-tolerant rice variety to assist in the control of harmful weeds.

Dairy Business
We conduct our dairy business in our farms located in the Argentine humid pampas region. This region is one of the best places in the world for producing raw milk at a low cost, due to the availability of grains and forages produced efficiently and at low cost, and due to the favorable weather for cow comfort and productivity. Our dairy operation consists of four free-

stall dairy facilities, operating at full capacity, with an occupancy of 14,451 dairy cows as of December 2023. In addition, we own two facilities where we process our raw milk, as well as third parties’ milk, and we sell our products to the domestic and export markets.
The following table sets forth, for the periods indicated below, the total number of our dairy cows, average daily milk production per cow and our total milk production at the farm level:

	Year Ended December 31,
Dairy Herd & Production	2023	2022	2021
Total dairy cows (head) (1)	14,451	14,461	13,742
Average dairy cows (2)	14,509	14,415	12,942
Average daily production (liters per cow) (2)	37.7	35.3	36.7
Total production (thousands of liters)	199,913	185,583	173,148
 (1) As of December.
(2) Annual average.

	Year Ended December 31
Dairy Sales	2023	2022	2021
	(In thousands of $)
Sales	180,119	235,012	183,054
Dairy comprised 14%, 17% and 16% of our total consolidated sales in 2023, 2022 and 2021, respectively.
Our four free-stall dairy facilities, with an average of over 14,500 dairy cows, are fully ramped up and are delivering high productivity levels. We believe our free-stall dairy facilities are a unique opportunity to leverage Argentina’s competitive advantages in transforming vegetable protein into milk protein, our operational expertise, and the positive outlook for global and local milk prices.
We own two milk processing facilities acquired from SanCor Cooperativas Unidas Limitadas in February 2019, in addition to the Las Tres Niñas and Angelita trademarks, both of which are well-known in Argentina and represent a solid sales vehicle for retail and consumer dairy products. Our milk facilities produce UHT milk and cream, powdered milk, and semi-hard cheese, among others. Our facilities have a total installed reception capacity of 2.4 million liters per day and an installed processing capacity of over 1.4 million liters of raw milk per day. To account for the difference between total installed capacity and actual utilization, we must account for the efficiency rate of our machines, maintenance works, number of working days and number of personnel shifts, among other variables. In 2023, we processed 351.8 million liters of raw milk in aggregate.
Our Chivilcoy industrial facility is located in the city of Chivilcoy, in the province of Buenos Aires, and is primarily focused on fluid milk production for the domestic market. It has an installed processing capacity of 555,000 liters per day and an installed milk reception capacity of 1.2 million liters per day. The facility has an installed processing capacity of 510,000 liters of UHT milk and 45,000 liters of cream and cocoa flavored milk. In 2023, we processed 147.5 million liters of raw milk at the Chivilcoy facility.
Our Morteros industrial facility is located in the city of Morteros, in the province of Córdoba, and produces powdered milk and semi-hard cheese primarily for the export market. Morteros plant has an installed processing capacity of 870,000 liters per day (550,000 liters for powdered milk and 320,000 liters for cheese), and it has an installed milk reception capacity of 1.2 million liters per day. In 2022, we renewed our cheese production line by increasing its installed processing capacity from 290,000 liters to 320,000 liters. Hence, this will enhance our cheese production and contribute to accessing new markets and clients through the production of other types of semi-hard and hard cheeses, while simultaneously decreasing the amount of waste generated throughout the entire production process significantly. In 2023, we processed 204.3 million liters of raw milk at the Morteros facility.

Dairy Production Process
We wean calves during the 24 hours subsequent to birth and during the next 60 days raise them on pasteurized milk and high-protein meals. Male calves are fed concentrates and hay for an additional three months in the farm before they are sent to our feedlot or to third-party feedlots to be fattened for sale. Young heifers remain in open corrals during the next 13 months where they are fed with concentrates and forage until they are ready for breeding. Calving occurs nine months later. Heifers are subsequently milked for an average of 320 days. Dairy cows are once again inseminated during the 42 to 90-day period following calving. This process is repeated once a year for a period of three or four years. The pregnancy rate for our herd is between 85% and 90% per year.
Each cow in our dairy herd is mechanically milked three times a day. The milk obtained is cooled to less than four degrees centigrade in order to preserve its quality and is directly loaded to trucks, which results in increased quality and lower costs. Milk is delivered mainly to our processing facilities and the balance is sold to large third-party milk processing facilities on a daily basis by tank trucks. We feed our dairy cows mainly with corn and alfalfa silages, some grass and corn grain, supplemented as needed with soybean by-products, hay, vitamins and minerals.
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
Implementation of the free-stall system allows us to position ourselves as a key player in the dairy industry and boost our agricultural and industrial integration presence in the South American agricultural sector. By eliminating cow grazing, we reduced the amount of land utilized for milk production, which freed up more land for our agricultural and land development activities. Cow productivity (measured in liters of milk produced per day) using the free-stall system increases by up to 40% compared to traditional grazing systems. These productivity gains are achieved because the free-stall system significantly improves the conversion rate of animal feed to milk, resulting in the production of 1.4 liters of milk for each kilogram of animal feed, as compared to the average of one liter of milk for each kilogram of feed associated with the usual grazing model.
This increased productivity and conversion rate are primarily due to improved cow comfort and an enhanced diet quality. We assess cow comfort through the engagement of expert consultants, who recommended designing beds covered with sand. The sand plays a significant role in helping cows to rest comfortably. Additionally, we installed a cooling system to increase cow comfort as well. This system relies on water sprinklers and ventilation fans located all over the facility to create a controlled, cool atmosphere, which improves cow comfort as the Holstein herd is originally adapted to cold regions. Additionally, we manage diet quality by adapting our feeding regime based on the various feeding stages in the lifetime of each cow. The actual feeding is fully mechanized, and we carefully control the harvesting and storage of feed. The control of all productivity variables, such as reproduction, health and operations, supports efficiency gains through standardized processes. Finally, the physical concentration of the animals facilitates efficient overall management of the Dairy business as a whole. In terms of the environment, the free-stall model allows for better effluent treatment, which includes a sand-manure separator stage, a decantation pool and an anaerobic lagoon. All these processes help to decrease the organic matter content of the effluent and deliver a cleaner output. The final treated effluent is used to fertilize crops adjacent to the dairy operation. Accordingly, we transform dairy waste into a high value-added by-product, which reduces fertilizer usage.
On November 3, 2017, we began generating and delivering 1.4 MW of electricity to the local power grid from our first biodigester. Furthermore, in October 2023 we completed the construction of our second biodigester with 2 MW of installed capacity, which later in December 2023 started generating and delivering electricity to the local power grid. These two facilities generate electricity by burning biogas extracted from effluents produced by our dairy cattle. In addition to increasing revenues and securing our energy requirements, this facility enhances the sustainability of our free-stall dairy operation by reducing greenhouse gas emissions, improving the management of effluents and concentrating valuable nutrients, which are applied back to the fields.

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
We own two conditioning and storage facilities for grains and oilseeds, with a total built storage capacity of 37,000 tons. One of our facilities has a capacity of 12,500 tons and is located in the province of Santa Fe, Argentina, in the town of Christophersen. It has a railway loading terminal, providing logistical flexibility and savings. Our other facility has a capacity of 24,500 tons and is located in Buenos Aires province close to Bahía Blanca’s deep water port, in an area where we produce 120,000 tons of grains. In addition, our peanut processing facility has the capacity to store 10,000 tons of finished product (and

67,000 of in-shell product), while our sunflower processing facility has the capacity to store 11,020 tons of sunflower, out of which 7,100 tons are stored in leased silo bags. We also own four rice mills in Argentina and two rice mills in Uruguay, which account for 239,500 tons of total storage capacity. Moreover, we have three additional conditioning facilities for rice handling, with a total storage capacity of 60,000 tons.
The table below sets forth our storage capacity as of December 31, 2023:

Storage Capacity	Nominal
Crops (tons) (1)	58,020
Rice (tons)	299,500
Dairy (liters) (2)	27,800,000
(1) Includes 37,000 tons corresponding to our two conditioning and storage facilities, 10,000 tons to our peanut facility and 11,020 tons to our sunflower facility.
(2) Morteros facility accounts for 24.3 million liters of fluid milk (equivalent to 2,500 tons of powdered milk and 360 tons of cheese) while Chivilcoy accounts for 3.5 million liters of fluid milk.
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
The table below sets forth our drying capacity as of December 31, 2023:

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

Soybeans
Our soybean crop is sold to local companies and is ultimately exported or diverted to the crushing industry. Approximately 27% of the soybean crop was hedged pre-harvest, by forward sales and sales in the futures markets. Harvest and post-harvest sales are a function of the export market versus local premiums paid by crushers (oil, meal and biodiesel) and logistics considerations. Our six largest customers accounted for approximately 80% of our soybean sales for the year ended December 31, 2023.

Corn
Our corn production is mainly destined to the export market. Our ten largest customers comprised approximately 80% of our corn sales for the year ended December 31, 2023.

Wheat
Our wheat production is mainly destined to the export market. Quality segregation allows us to negotiate premiums with the millers and export market. Brazil is the main importer of Argentine wheat. Our ten largest customers comprised approximately 75% of our wheat sales for the year ended December 31, 2023.

Sunflower
Our sunflower production from Argentina is sold to local companies. Our four largest customers comprised 81% of our sunflower sales for the year ended December 31, 2023.

Peanut
Approximately 95% of our peanut production is exported. Our 10 largest customers comprised approximately 65% of our peanut sales for the year ended December 31, 2023, while the European Union was the destination for approximately 90% of the sales.

Cotton
We typically make pre-harvest sales of cotton fiber produced in Argentina into the export market. Sales for the textile industry are based on domestic demand and premiums. Our two largest customers comprised approximately 90% of our cotton sales for the year ended December 31, 2023. Cotton seed is sold in the domestic market to meet feed demand.

Customers
We sell manufactured and agricultural products to a large base of customers. The type and class of customers may differ depending on our business segments, regions and some logistics issues that are very important in our decision making. For the year ended December 31, 2023, more than 85% of our sales of crops were sold to 15 well-known customers, both international and local. Of these customers, the first ten cases represented almost 75% of our sales and the following five customers represented approximately 10% of our net sales in 2023.

Rice
Rough rice is available for sale commencing after the harvest of each year. White rice availability is based on our milling capacity. 83% of our total rice production is sold into the export market, with the remainder sold in Argentina in the retail market. Within exports, we sold approximately 38% to the European Union, 29% to Brazil, 12% to Iraq, 7% to Mexico, 7% to Turkey; and the balance to Chile and other Central American countries. We sell approximately 17% of our rice in the Argentine retail market through four brands, which collectively have a 17.2% market share. Local rice prices are driven by regional supply demand and other world export prices. Our ten largest customers for rice in the retail market accounted for approximately 61% of our domestic rice sales in Argentina for the year ended December 31, 2023.

Dairy

In 2023, 70% of our raw milk production was destined to our processing facilities, while the majority of the balance was sold to two dairy producers. We negotiate the price of raw milk on a monthly basis in accordance with domestic supply and demand. The price of the milk we sell is mainly based on the percentage of fat and protein that it contains and the temperature at which it is cooled. The price of milk also rises or falls based on the content of bacteria and somatic cells. We are one of the top 10 dairy processors in Argentina, considering our free-stall production of almost 550,000 liters per day and the raw milk we source from 143 farmers (138 in Morteros and 5 in Chivilcoy).

Sugar, Ethanol and Energy Business
The following table sets forth a breakdown of our production volumes by product for the years indicated in our Sugar, Ethanol and Energy business:

	Year Ended December 31,
	2023	2022	2021
Sugar (tons) (1)	805,608	481,919	546,819
Ethanol (cubic meters)	522,508	540,231	534,603
Energy (MWh exported)	694,259	608,964	730,739
(1) Includes 3,561 tons of organic sugar in 2023, 3,701 tons in 2022 and 4,145 tons in 2021.

The following table sets forth our sales for each of the sugarcane by-products we produce for the years indicated:

	Year Ended December 31,
	2023	2022	2021
	(In thousands of $)
Sugar	419,858	188,769	208,365
Ethanol	247,008	387,124	291,883
Energy	34,844	33,060	48,017
Other	20,597	21,807	13,745
Total	722,307	630,760	562,010

Sugarcane
Sugarcane is a tropical grass that grows best in locations with stable, warm temperatures and high humidity, although cold and dry winters are an important factor for the sucrose concentration of sugarcane. The climate and topography of the center-south region of Brazil is ideal for the cultivation of sugarcane and accounts for approximately 90% of Brazil’s sugarcane production. Sugarcane is the most efficient agricultural raw material used in the production of sugar and ethanol. Ethanol produced from sugarcane is highly regarded as an environmentally friendly biofuel with the following characteristics.

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

As of December 31, 2023, our sugarcane plantations consisted of 198,747 hectares of sugarcane planted in Minas Gerais and Mato Grosso do Sul in Brazil. Approximately 93% of our sugarcane is planted over land leased through agricultural partnerships. Under these agreements, our partners lease land to us for periods of between one and two sugarcane cycles, equivalent to periods of seven to fourteen years, on which we cultivate the sugarcane. Lease payments are based on the market value of the sugarcane set forth by the regulations of the State of São Paulo Sugarcane, Sugar and Alcohol Growers Council (Conselho dos Produtores de Cana-de-Açúcar, Açúcar e Álcool do Estado de São Paulo) or “Consecana”. We planted and harvested approximately 94% of the total sugarcane we milled during 2023, with the remaining 6% purchased directly from third parties at prices also determined by the Consecana system, based on the sucrose content of the cane and the prices of sugar and ethanol. The following table sets forth a breakdown during the time periods indicated of the amount of sugarcane we milled that was grown on our owned and leased land or purchased from third parties:

	Year Ended December 31,
	2023	2022	2021
	(In tons)
Grown on our owned and leased land	11,685,815	10,117,148	10,479,720
Purchased from third parties	811,608	367,740	460,587
Total	12,497,423	10,484,888	10,940,307

Sugarcane Harvesting Cycle
The annual sugarcane harvesting period in the center-south region of Brazil begins in March/April and ends in November/December of each year. In Mato Grosso do Sul, where our cluster is located, the weather pattern is less seasonal than in Sao Paulo. Our wet season is dryer and our dry season is more humid than traditional sugarcane regions. As a consequence of this weather pattern, the sugar content, measured by the total recoverable sugar, or “TRS”, gap between the beginning and the end of the year compared to the peak of the harvest is much smaller than in São Paulo. This allows us to grow and harvest sugarcane year-round with a minimal impact on TRS.
Since the beginning of the 2016/2017 harvest year, we have implemented a “non-stop” or “continuous” harvest model. This means that we will harvest and crush sugarcane year-round, without stopping during the traditional off-season. This strategy allows us to increase annual sugarcane milling and sugar, ethanol and energy production by approximately 10%. Another benefit of the system is that we produce ethanol in the off-season, when market prices usually have a high premium to prices at harvest. In addition, cogeneration efficiency is related to harvested volumes and unrelated to TRS, enabling us to utilize our cogeneration potential during the whole year. Considering that approximately 86% of total costs are fixed, this model has resulted not only in higher revenues but also in the dilution of our fixed costs.
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
We believe we own one of the most mechanized harvesting operations in Brazil. Our sugarcane harvesting process is currently 99.7% mechanized (100% at the Angélica and Ivinhema mills and 95.0% at the UMA mill) and the remaining 0.3% is harvested manually. Mechanized harvesting does not require burning prior to harvesting, significantly reducing environmental impact when compared to manual harvesting. In addition, the leaves that remain on the fields after the sugarcane has been harvested mechanically create a protective cover for the soil, reducing evaporation and protecting it from sunlight and erosion. This protective cover of leaves decomposes into organic material over time, which increases the fertility of the soil. Mechanized harvesting is more time efficient and has lower costs when compared to manual harvesting. Sugarcane is ready for harvesting when the crop’s sucrose content is at its highest level. Sucrose content and sugarcane yield (tons of cane per hectare) are important measures of productivity for our harvesting operations. Geographical factors, such as soil quality, topography and climate, as well as agricultural techniques that we implement, affect our productivity. Since most sugar mills produce both sugar and ethanol in variable mixes, the industry has adopted a conversion index for measuring sugar and ethanol production capacity, the TRS index, which measures the amount of kilograms of sugar per ton of sugarcane.
During the 2023 harvest, our mills harvested sugarcane with an average TRS content of 132 kg/ton and an average yield of 80 tons of sugarcane per hectare, compared to 131 kg/ton and 67 tons per hectare in 2022, respectively.

Once sugarcane is harvested, it is transported to our mills for inspection and weighing. We utilize our own trucks and trailers for transportation purposes. The average transportation distance from the sugarcane fields to the mills is approximately 30 kilometers at the UMA mill and 33 kilometers at the Angélica and Ivinhema mills.

Our Sugar Mills
We currently own three sugar mills in Brazil—UMA, Angélica and Ivinhema. Our mills produce sugar, ethanol and energy, and have the flexibility to adjust the production mix between sugar and ethanol, to take advantage of more favorable market demand and prices at given points in time. As of December 31, 2023, our mills had a total installed crushing capacity of 14.2 million tons of sugarcane, of which 13.0 million tons correspond to our sugarcane cluster in Mato Grosso do Sul (Angélica and Ivinhema). As of December 31, 2023, we concluded the 2023 harvest crushing an aggregate volume of 12.5 million tons of sugarcane.
The UMA mill is located in the state of Minas Gerais, Brazil, and has a sugarcane crushing capacity of 1.2 million tons per year (assuming an average of 4,800 milling hours). UMA has capacity to produce up to 85,592 tons of sugar, 54,468 cubic meters of ethanol and 74,880 MWh of energy exports. It has an associated sugar brand, Açúcar Monte Alegre, with a strong presence in the regional retail market. UMA is also engaged in the production of organic sugar and in 2020, it exported this product for the first time after having received the necessary certification to export organic sugar to the E.U. We plant and harvest 98.4% of the sugarcane milled at UMA, with the remaining 1.6% acquired from third parties.
Angélica and Ivinhema are two modern mills, which were built in the state of Mato Grosso do Sul, Brazil, located 45 kilometers apart, and form a cluster surrounded by one large sugarcane plantation. Angélica is an advanced mill, completed in 2010, with a current sugarcane crushing capacity of 5.6 million tons per year (assuming an average of 5,333 milling hours). It has capacity to produce up to 381,105 tons of sugar, 381,105 cubic meters of ethanol and 504,000 MWh of energy exports. It is equipped with two modern high pressure boilers and three turbo-generators with the capacity to generate approximately 110 MW of electricity through the use of sugarcane bagasse. The energy produced through this process is used to power the mill with an excess of 70 MW available for sale to the power grid. Ivinhema mill has a current sugarcane crushing capacity of 7.4 million tons per year (assuming an average of 5,920 milling hours). It is equipped with state-of-the-art technology including full cogeneration capacity, flexibility to produce sugar and ethanol and fully mechanized agricultural operations.It has capacity to produce up to 396,048 tons of sugar, 396,048 cubic meters of ethanol and 612,000 MWh of energy exports. In terms of energy produced, it is used to power the mill with an excess of 85 MW available for sale to the power grid.
Our Main Products

Sugar
As of December 31, 2023, our sugar production capacity was approximately 3,550 tons per day which, after 16,169 hours of milling, resulted in a maximum production capacity of over 862,745 tons of sugar.
We produce four types of sugar: organic sugar, very high polarization, or “VHP” sugar, standard raw sugar and white crystal sugar. VHP sugar, a raw sugar with a minimum polarization of 99.00 degrees and a maximum polarization of 99.49 degrees of sucrose content, is similar to the type of sugar traded in major commodities exchanges, including the standard NY11 contract. The main difference between VHP sugar and NY11 raw sugar is the sugar content of VHP sugar, and it therefore commands a price premium over NY11 raw sugar. Crystal sugar is a non-refined white sugar (color 150 ICUMSA) produced directly from sugarcane juice.
Sugar sales comprised 32.3%, 14.0% and 18.5% of our total consolidated sales in 2023, 2022 and 2021, respectively.

Sugar Production Process
There are essentially five steps in the sugar manufacturing process. First, we crush the sugarcane to extract the sugarcane juice. We then treat the juice to remove impurities. The residue is used to make an organic compost used as fertilizer in our sugarcane fields. The juice is then boiled until the sugar crystallizes, and sugar is then separated from the molasses (glucose which does not crystallize) by centrifugation. The resulting sugar is dried and sent to storage and/or packaging. We use molasses in our production of ethanol.
On average, one metric ton of sugarcane contains 140 kilograms of TRS. While a mill can produce either sugar or ethanol, the TRS input requirements differ between these two products. On average, 1.045 kilograms of TRS equivalent are required to produce 1.0 kilogram of sugar, while the amount of TRS required to produce one liter of ethanol is 1.691 kilograms.

Ethanol
As of December 2023, our ethanol production capacity was approximately 3,350 cubic meters per day which, after 16,169 hours of milling, resulted in a maximum production capacity of over 831,620 cubic meters of ethanol.
We produce and sell two different types of ethanol: hydrous ethanol and anhydrous ethanol, as further described in the section below.
Ethanol sales comprised 19.0%, 28.7% and 26.0% of our total consolidated sales in 2023, 2022 and 2021, respectively.
Since 2020, as part of the RenovaBio program, every time we sell ethanol we have the right to issue and sell carbon credits, which are traded on Brazil’s B3 platform. The number of carbon credits that are issued are determined by the score granted by the National Agency of Petroleum, Natural Gas & Biofuels (ANP) based on how “green” the mill operation is deemed to be. During 2023, we sold 443,111 CBios at an average price of R$95 CBio (average net price of US$19.0 per CBio). Please see “—Our Company—Sugar, Ethanol and Energy Business” above.

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

Cogeneration
We generate electricity from sugarcane bagasse (the fiber portion of sugarcane that remains after the extraction of sugarcane juice) in our three mills located in Brazil. As of December 31, 2023, total installed cogeneration capacity reached 246 MW. The ability to generate electricity from the by-product of the sugarcane crushing process on a large enough scale to fully power a mill with excess electricity being available is referred to as having full cogeneration capacity. Our three mills are duly licensed by the Brazilian Electricity Agency (Agência Nacional de Energia Elétrica, or “ANEEL”) to generate and sell electricity.

Cogeneration Production Process
Sugarcane is composed of water, fibers, sucrose and other sugars and minerals. When the sugarcane goes through the milling process, we separate the water, sugar and minerals from the fibers or sugarcane bagasse. Bagasse is an important subproduct of sugarcane, and it is used as fuel for the boilers in our mills. Sugarcane bagasse is burned in our state-of-the-art boilers to produce high-pressure steam (68 atm) which is used in our high-efficiency turbo-generators to generate electricity to power our mills. The excess electricity, about 68% of production, is sold to the national power grid.

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
As of December 2023, our total installed cogeneration capacity at our cluster and UMA mill was 230 MW and 16 MW respectively, of which 155 MW and 12 MW are available to sell to the market.
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

Nominal Storage Capacity	Cluster	UMA	Total
Ethanol (cubic meters)	240,000	16,500	256,500
Sugar (tons)	110,000	28,000	138,000

Marketing, Sales and Distribution for the Sugar, Ethanol and Energy business

Sugar. We sell sugar both in domestic and international markets. Domestic sales are processed by our own brand “Açúcar Monte Alegre,” which is based in the state of Minas Gerais, Brazil. Through this brand, we sell conventional and organic sugar, allowing us to have a competitive advantage amongst our peers. Prices for the sugar we export are set in accordance with international market prices, which are in turn determined in accordance with ICE # 11 futures contracts. For the year ended December 31, 2023, our largest three customers in this segment accounted for approximately 79% of our total export sales, and the remaining 21% was dispersed among several customers.

Ethanol. We sell ethanol both to domestic and international markets. Our ethanol sales to the domestic Brazilian market accounted for approximately 89% and the remaining 11% were export sales. Approximately 42% of our domestic ethanol sales are made through formal agreements. The remainder is sold through daily sales orders through specialized brokerage firms and/or directly with distribution companies and the prices for these transactions are set using the CEPEA/ESALQ hydrous ethanol index as a reference. Our largest five customers by volume accounted for approximately 64% of our sales for the year ended December 31, 2023.

Cogeneration. We also sell electricity cogenerated at our sugar and ethanol mills to the grid. Sales are made to commercialization companies, in the spot market, to distributors and through government auctions in long-term contracts. Our largest six customers accounted for approximately 73% of our sales revenues for the year ended December 31, 2023.

ANEEL has organized yearly auctions for alternative energy and for renewable sources at favored rates. As a hedging strategy, we sell the electricity production of our mills through long-term contracts adjusted for inflation by reference to the “IPCA”.

In 2009, Angélica sold energy in a public auction carried out by the Brazilian Electricity Sales Chamber (Câmara de Comercialização de Energia Elétrica, or the “CCEE,”) and entered into a 15-year agreement with CCEE for the sale of 87,600 MWh per year at a rate of R$363.94 per MWh (for 2023). In August 2010, Angélica participated in a public auction, whereupon Angélica entered into a 15-year agreement with CCEE starting in 2011 for the sale of 131,400 MWh per year at a rate of R$325.44 per MWh (for 2023). The delivery period is April to December for the first auction and March to November for the second auction. The rates under both agreements are adjusted annually for inflation by reference to the IPCA.

Our Approach to Land Transformation

We acquire farmland that we believe is undeveloped or underutilized. By implementing cutting-edge production technology and agricultural best practices, we render this land suitable for more productive uses, enhance yields and increase its overall value. We seek to promote environmentally responsible agricultural production and a balance between production and ecosystem preservation. We do not operate in heavily wooded areas or wetland areas. Moreover, from time to time, we seek to recycle our capital by selling a portion of our fully developed farms. This allows us to monetize capital gains generated by our land transformation activities and allocate our capital to acquire land with higher transformation potential or to deploy it in other businesses, thereby enhancing return on invested capital. Since our inception, we have successfully identified multiple opportunities for the acquisition of undeveloped or undermanaged farmland with high potential for transformation. During the last 21 years, we have effectively put into production over 171,000 hectares of land that were previously undeveloped or undermanaged.

The land transformation process begins by determining the productive potential of each plot of land. This will vary according to soil properties, climate, productive risks, and the available technology in each specific region. Before commencing the transformation process, we perform environmental impact studies to evaluate the potential impact on the local ecosystem, thereby supporting sustainable land use. The transformation process for undeveloped and undermanaged land requires us to make initial investments during a period of one to up to three years, and the land reaches stable productive capability the third to seventh year following commencement of the land transformation activities.

The metric we use to track the level and analyze the progress of the transformation process is the level and tendency of crop yields and the number of years the land has been under crop production. Consequently, the process of land transformation is evidenced by the results of the activities within our other business segments, primarily our crops, rice and sugarcane segments. Accordingly, the costs associated with the transformation process described above are allocated within these other business segments. As a result, there may be variations in our results from one season to the next according to the amount of farmland undergoing transformation and the amount of land sold and our ability to identify and acquire new farmland.

Our land transformation activities seek not only to profit from crop and rice cultivation, but also from the opportunistic disposition of successfully transformed farmland. We strategically sell farms that have reached productive maturity with marginal potential for further productivity increases (years three to seven after commencing the land transformation process) to realize and monetize the capital gains arising from the land transformation process.

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

We believe we are one of the most active players in the land business in South America.
The following table sets forth our acquisitions and divestitures since our inception:

	Acquisition	Divestitures	Total Land Holdings
Year Ended December 31,	(in hectares)
2002	74,898	—	74,898
2003	—	—	74,898
2004	34,659	—	109,557
2005	22,262	—	131,819
2006	5,759	3,507	134,071
2007	113,197	8,714	239,274
2008	43,783	4,857	278,200
2009	—	5,005	273,195
2010	14,755	5,086	282,864
2011	12,992	2,439	293,417
2012	—	9,475	283,942
2013	—	14,176	269,766
2014	—	12,887	257,036
2015	—	10,905	246,139
2016	—	—	246,139
2017	—	—	246,139
2018	—	14,427	231,712
2019	—	6,082	225,630
2020	—	5,444	220,186
2021	—	336(*)	219,850
2022	—	—	219,850
2023	—	6,302	213,548
(*) 336 hectares of industrial parks in Brazil were excluded from the calculation, although not technically divested.

The following table sets forth, for the periods indicated, certain data relating to our land transformation activity:

	Year Ended December 31,
	2023	2022	2021
Undeveloped/undermanaged land put into production (hectares)	—	—	—
Ongoing transformation of arable land (hectares)	117,011	123,313	123,313
Number of farms sold	1	—	—
Hectares sold	6,302	—	—
Capital gains from the sale of land (in thousands of US$)	6,334	—	—

Property, Plant and Equipment

Our Farms
 The table below sets forth the name, location, size and current use of our owned farms:

Farm	State, Country	Gross Size (Hectares)	Current Use
Las Horquetas	Buenos Aires, Argentina	2,086	Grains & Cattle
San Carlos	Buenos Aires, Argentina	4,215	Grains
La Carolina(1)	Santa Fe, Argentina	4,306	Grains & Cattle
El Orden(1)	Santa Fe, Argentina	3,506	Grains & Cattle
La Rosa	Santa Fe, Argentina	4,087	Grains & Cattle
San Joaquín	Santa Fe, Argentina	37,273	Rice, Grains & Cattle
Carmen	Santa Fe, Argentina	10,021	Grains
Abolengo	Santa Fe, Argentina	6,662	Grains
Santa Lucia	Santiago del Estero, Argentina	17,495	Grains & Cattle
El Colorado	Santiago del Estero, Argentina	4,960	Grains
La Guarida (2)	Santiago del Estero, Argentina	7,880	Grains & Cattle
La Garrucha (2)	Salta, Argentina	1,839	Grains
Los Guayacanes (2)	Salta, Argentina	3,693	Grains
Ombú	Formosa, Argentina	18,321	Grains & Cattle
Oscuro	Corrientes, Argentina	33,429	Rice, Grains & Cattle
Itá Caabó	Corrientes, Argentina	22,888	Rice, Grains & Cattle
Bela Manhã	Mato Grosso do Sul, Brazil	381	Sugarcane
Ouro Verde	Mato Grosso do Sul, Brazil	679	Sugarcane
Don Fabrício	Mato Grosso do Sul, Brazil	3,302	Sugarcane
Takuarê	Mato Grosso do Sul, Brazil	298	Sugarcane
Agua Branca	Mato Grosso do Sul, Brazil	1,614	Sugarcane
Nossa Senhora Aparecida	Mato Grosso do Sul, Brazil	540	Sugarcane
Sapálio	Mato Grosso do Sul, Brazil	6,140	Sugarcane
La Pecuaria	Duranzo, Uruguay	3,177	Grains
Doña Marina	Corrientes, Argentina	14,755	Rice
Total		213,548
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
Appraisal of Farms. In September 2023, to assess the market value of rural properties in Brazil, Argentina and Uruguay, we requested an appraisal by Cushman & Wakefield Argentina S.A., an independent real estate valuation firm with experience in the agricultural industry and the local real estate market. As part of these appraisals, the value of each of our properties was determined using the sales comparison approach taking into account current offerings and prices buyers had recently paid for comparable sites, adjusted for the differences between comparable properties and the subject property to arrive at an estimate of the value. The major elements of comparison used to value the properties included the property rights conveyed, the financial terms incorporated into the transaction, the conditions or motivations surrounding the sale, changes in market conditions since the sale, the location of the real estate and the physical characteristics of the property.
These valuations assumed good and marketable title to subject properties, which were assumed to be free and clear of all liens and encumbrances. The valuation did not include site measurements and no surveys of the subject properties were undertaken. In addition, the valuations also assumed (a) responsible ownership and competent management of the subject properties; (b) there were no hidden or unapparent conditions of the subject properties, subsoil or structures that render the subject properties more or less valuable; (c) full compliance with all applicable federal, state and local zoning and environmental regulations and laws; and (d) all required licenses, certificates of occupancy and other governmental consents were or can be obtained and renewed for any use on which the value opinion contained in the appraisals is based. Unless otherwise stated in the appraisals, the existence of potentially hazardous or toxic materials that may have been used in the construction or maintenance of the improvements or may be located at or about the subject properties was not considered in arriving at the appraisal of value. These materials (such as formaldehyde foam insulation, asbestos insulation and other potentially hazardous materials) may adversely affect the value of the subject properties.
Cushman & Wakefield has informed us their assessment of the market value of our farmland as of September 30, 2023. According to Cushman & Wakefield, the market value of our farmland totaled US$745.3 million as of that date. Net of non-controlling interests in certain Argentine farms, the market value of our farmland totaled US$695.3 million. These valuations are only intended to provide an indicative approximation of the market value of our farmland property as of September 30, 2023 based on current market conditions. This information is subject to change based on a host of variables and market conditions.
Land Leasing and Agriculture Partnerships. We enter into operating lease agreements based on criteria regarding the quality and projected profitability of the property, as well as our production and yield objectives in the short or medium term. Generally, we become aware of farms available for lease directly through the owners of farms near our farms and in some cases through regional brokers.
In the case of our Sugar, Ethanol & Energy business, we lease land for our sugarcane production primarily because leases in this sector are long term, lasting between one or two sugarcane cycles (with each cycle generally lasting seven years), which allows us to implement and reap the productivity benefits of our land transformation strategies. Sugarcane lease payments are established depending on the productivity of the land in terms of tons per hectare and sucrose content per hectare and also on the distance from the land to the mill. Sugarcane prices are based on the market value of the sugarcane set forth by Consecana regulations. Given the strategic location of our mills in the region and the inherent inefficiency of growing crops other than sugarcane in this region, we expect to be able to renew our leases for the sugarcane farmland with minimal issues.
With respect to our Farming business, the initial duration of lease agreements is generally one harvest-year. Leases of farmland for production of grains include agreements with both fixed and variable lease payments in local currency or U.S. dollars per hectare.
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

Our Industrial Facilities
In addition to our farmland, we also own the following principal industrial facilities:

Facility	Province, Country	Relevant Operational Data	Current Use
“Christophersen”	Santa Fe, Argentina	12,500 tons of storage capacity. 120 tons per hour of drying capacity	Seedbed and stockpiling plant (1)
"Las Horquetas"	Buenos Aires, Argentina	24,500 tons of storage capacity. 240 tons per hour of drying capacity for grains (120 LPG; 120 natural gas)	Storage, handling and conditioning
“Semillero Itá Caabó”	Corrientes, Argentina	Processing capacity of 7,500 tons of rice seeds annually	Rice genetic improvement program
“Molino Ala — Mercedes”	Corrientes, Argentina	Installed capacity of 6,516 tons of white rice monthly, and husk rice drying capacity of 2,250 tons per day	Rice processing and drying plant
“Molino Ala — San Salvador”	Entre Ríos, Argentina	Installed capacity of 5,779 tons of white rice monthly, and husk rice drying capacity of 1,950 tons per day	Rice processing and drying plant
Molino Franck	Santa Fe, Argentina	Processing capacity of 6,924 tons of white rice monthly, and husk rice drying capacity of 1,650 tons per day	Rice processing and drying plant
Molino Paso de los Libres	Corrientes, Argentina	Processing capacity of 8,143 tons of white rice monthly, and husk rice drying capacity of 2,100 tons per day	Rice processing and drying plant
Molino Paso Dragon	Durazno, Uruguay	Processing capacity of 5,500 tons of white rice monthly, and husk rice drying capacity of 1,100 tons per day	Rice processing and drying plant
Molino Melo	Tacuarembó, Uruguay	Processing capacity of 6,924 tons of white rice monthly, and husk rice drying capacity of 1,200 tons per day	Rice processing and drying plant
“Oscuro”	Corrientes, Argentina	Husk rice drying capacity of 1,000 tons per day	Rice conditioning facility
“Ita Ibate”	Corrientes, Argentina	Husk rice drying capacity of 900 tons per day	Rice conditioning facility
“Bonpland”	Corrientes, Argentina	Husk rice drying capacity of 450 tons per day	Rice conditioning facility
Free-Stall I, II, III and IV	Santa Fe, Argentina	Production capacity of more than 180 million liters of raw milk 14,400 dairy cows	Raw milk production
Biodigester	Santa Fe, Argentina	1.4 MW capacity	Energy generation
Biodigester II	Santa Fe, Argentina	2.0 MW capacity	Energy generation
Morteros Facility	Córdoba, Argentina	Production capacity of 870,000 liters per day Reception capacity of 1.2 million liters per day Storage capacity of 24.3 million liters	Milk processing facility producing powdered milk and semi-hard cheese. Sells products to the export market.
Chivilcoy Facility	Buenos Aires, Argentina	Production capacity of 555,000 liters per day Reception capacity of 1.2 million liters per day Storage capacity of 3.5 million liters of fluid milk	Milk processing facility, producing UHT milk, cream and flavored milk. Sells products to the domestic market.
"Maní del Plata"	Córdoba, Argentina	Shelling capacity of 80,000 tons, blanching capacity of 36,000 tons. Storage capacity of 70,000 tons of in-shell and 10,000 tons of finished product	Peanut processing facility producing raw and blanched peanuts. Sells mainly to the export market.

"Girasoles del Plata"	Buenos Aires, Argentina	Processing capacity of 6 tons/hour of confectionary and 6 tons/hour of bakery. Storage capacity of 11,020 tons of confectionary.	Sunflower processing facility producing confectionary and bakery sunflower. Sells mainly to the export market.
“Angélica Agroenergía”	Mato Grosso do Sul, Brazil	Installed milling capacity of 5.6 million tons of sugarcane per annum, 381,105 tons of sugar, 381,105 cubic meters of ethanol, and over 504,000 MWh of energy exported.	Sugar and ethanol mill producing hydrous and anhydrous ethanol and VHP sugar. Sells energy to local network.
“Ivinhema Agroenergía”	Mato Grosso do Sul, Brazil	Installed milling capacity of 7.4 million tons of sugarcane per annum, 396,048 tons of sugar, 396,048 cubic meters of ethanol, and over 612,000 MWh of energy exported.	Sugar and ethanol mill producing hydrous and anhydrous ethanol and VHP sugar. Sells energy to local network.
“Monte Alegre”	Minas Gerais, Brazil	Installed milling capacity of 1.2 million tons of sugarcane per annum, 85,592 tons of sugar, 54,468 cubic meters of ethanol, and over 74,800 MWh of energy exported.	Sugar and ethanol mill producing hydrous ethanol, VHP sugar and organic sugar. Sells energy to local the network.
Biodigester	Mato Grosso do Sul, Brazil	500 Nm3 of biogas per hour; 275 Nm3 of biomethane per hour	Produces biogas which is then converted into biomethane to replace diesel consumption
________________________________________________________________________________________________
(1)Classification of wheat and soybean seeds.
For information on environmental issues that may affect the use of our assets, see “Environmental Aspects.”
For additional information regarding our property, plant and equipment, see Note 12 of the Consolidated Financial Statements.
Customers
We sell manufactured and agricultural products to a large base of customers. The type and class of customers may differ depending on our business segments, regions and some logistics issues that are very important in our decision-making. For the year ended December 31, 2023, more than 85% of our sales of crops were sold to 15 well-known customers, both international and local. Of these customers, the first ten customers represented almost 75% of our sales, and the following five customers represented approximately 10% of our net sales in 2023.
In the Sugar, Ethanol and Energy segment, our largest five customers by volume accounted for approximately 64% of our ethanol sales for the year ended December 31, 2023. Approximately 79% of our sales of sugar were concentrated in three customers in the year ended December 31, 2023; the remaining 21% was dispersed among several other customers. In 2023, 73% of our energy sales were concentrated in six major customers.
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
The sugar and ethanol industries are highly competitive. In Brazil, we compete with numerous small- and medium-sized sugar and ethanol producers. Despite increased consolidation, the Brazilian sugar and ethanol industries remain highly fragmented, with more than 424 sugar mills. Some of the largest industry players with whom we compete are Raizen, Biosev, Atvos, Tereos, São Martinho, Jalles Machado, Bunge, Santa Terezinha, Lincoln Junqueira and Coruripe. We also face competition from international sugar producers, such as those in the U.S. and the European Union, where local regulators have historically implemented tariffs, agriculture subsidies and/or other governmental incentive programs, of which some remain, to protect local sugar producers from foreign competition.
The following table describes the Brazilian competitive landscape:

Brazil
Number of Mills	424
Sugarcane crushed (million tons)	677.6
Ethanol Production (million cubic meters) (1)	28.0
Sugar Production (million tons)	46.9
________________________________________________________________________________________________
(1) Only considers ethanol produced from sugarcane. It does not include 6 million cubic meters of ethanol produced from corn.
Source: Ministry of Agriculture and CONAB

With respect to farmland, there have historically been few companies competing to acquire and lease farmland for the purpose of benefiting from land appreciation and optimization of yields in different commercial activities. However, we believe that new companies may become active players in the acquisition of farmland and the leasing of sown land, which would add competitors to the market in coming years.
Supplies and Suppliers
Our principal supplies for our Farming business are seeds, fertilizers, phytosanitary products and fuel, which represented 7.1%, 9.5%, 11.9% and 2.9%, respectively, of our total direct costs (including leasing cost) in 2023. Further, these supplies represented 28.7% of our total cost of production (including manufacturing and administrative expenses) in 2023. As we use direct sowing in 99.0% of our planted area, without requiring soil preparation, fuel represents only 2.7% of the total cost of production for 2023.
Our principal supplies for our Sugar, Ethanol and Energy business are diesel, lubricants and fertilizers, which collectively represented 18.1% of our total cost of production (including manufacturing and administrative expenses) in 2023. We have an extensive network of suppliers for each of our business segments and for each required input within each segment, resulting in lower reliance on any particular supplier. Our 10 largest suppliers account for 30.1% of our total expenditures for supplies in 2023. While we value the relationships we have developed with each of our suppliers given the quality we have come to expect, we do not consider any single supplier to be key to our production.
We have been able to obtain lower prices particularly due to the volume that derives from our large-scale operations.
Seasonality
Our business activities are inherently seasonal. We generally harvest and sell most of our grains (corn, soybean, rice and sunflower) between February and August, with the exception of wheat, which is harvested from December to January. Peanut is harvested from April to May, and sales are executed with higher intensity during the third quarter of the year. Cotton is unique in that while it is typically harvested from June to August, it requires processing which takes about two to three months to complete. Sales in our Dairy business segment tend to be more stable. However, milk production is generally higher during the fourth quarter, when the weather is more suitable for production. In general terms, processing of rice and milk tend to be more stable during the year. Although our Mato Grosso do Sul Sugar, Ethanol and Electricity cluster is currently operating under an “uninterrupted” or “continuous” harvest, without stopping during the traditional off-season, the Minas Gerais unit, as well as the rest of the sector in Brazil still operates mainly with large off-season periods from December/January to March/

April. The result of large off-season periods is fluctuations in our sugar and ethanol sales and in our inventories. In addition, our quarterly results may vary as a result of the effects of fluctuations in commodities prices, production yields and costs on the determination of changes in fair value of biological assets and agricultural produce.
Sustainability
Our production model is based on sustainability standards that seek to produce food and renewable energy on a long-term basis. Those standards include best practices and certifications that promote development and health, customer satisfaction and stakeholders’ interest, neighboring community welfare, food care and food safety, and environmental protection. Accordingly, our sustainable approach to farming requires that we take into account not only economic, but also social and environmental aspects specifically adapted to local circumstances. We believe we accomplish these goals through a team committed to our values: trust, transparency, efficiency, innovation, safety and sustainability.
In 2023, we continued to work towards integrating environmental, social, and governance criteria, or “ESG" criteria, into our business model. On this path towards the triple generation of value, we worked with our ESG committee holding five meetings over the year.
In 2023, we analyzed in-depth our ESG performance and strategy, including short and mid-term roadmaps for our sustainable business model. We focused on our ESG communications with a better understanding of our stakeholders’ requirements. During 2023, we worked on the analysis and design of our carbon intensity target to 2030, including carbon balance estimations, production plans and projects aimed at reducing our carbon intensity by the target year.
Going forward, we will continue to innovate, be transparent, and report on our progress to accelerate our vision for a better and more sustainable future.
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
We continue to develop and implement crop protocols. The purpose of these protocols is to coordinate and consolidate the knowledge on crop management for each area in order to standardize the implementation of these protocols. The protocols contain all the technical information for managing crops. This information is constantly reviewed by agricultural teams and their advisors, making it possible to preserve the technical knowledge of the company and at the same time improve agricultural production and make decisions pursuant to the company’s guidelines. Based on the results of the application of these protocols, we conduct an annual review of the techniques used and their results. This evaluation is done by means of crop campaign analysis, in which all teams review and discuss the last harvest-year’s productive performance and the technological package for the new harvest year. When processes and protocols are defined, they can be audited and certified by qualified third parties. We previously certified our crop and rice production in Argentina under ISO 9000, and we are in the process of certifying our biodigester energy generation in Argentina under ISO 14001 and the Round Table on Responsible Soybeans standard, or “RTRS,” for some of our crop operating units. In addition, our paddy rice and peanut production has been certified by the Sustainable Agriculture Initiative (SAI) with the Farm Sustainability Assessment (FSA).
In order to achieve efficient scales of production, we have redesigned our field sizes by removing useless cattle infrastructure such as fencing. Larger fields reduce the overlapping of farm works, enhancing operating efficiency, reducing the use of inputs and achieving agronomic timing (planting or harvesting on time). The goal is to reduce operative time and to improve efficiency in the use of inputs. Large-scale production also requires the implementation of advanced technology such as Global Positioning System, or “GPS,” Geographic Information System or “GIS”, and modern machinery as well.
We are also adopting operational protocols and procedures in our industrial facilities to improve control of processing variables. Both of our milk processing facilities have been certified under the FSSC 22000 standard (Food Safety System

Certification), and our Morteros facility has also obtained Halal certification. We have also certified four of our six rice mills under FSSC 22000, and two of our mills have obtained kosher certification. In our Crops business, our peanut processing facility was certified as kosher and obtained the BRC standard for food safety, and our sunflower processing facility obtained the FSSC 22000 standard and kosher certification. Most of our industrial facilities are either implementing or have been audited by the Sedex Members Ethical Trade Audit, which validates our compliance with health, safety and human rights practices, together with applicable environmental legislation. Similarly, in 2021, we were subjected to audits under specific standards of our clients at our Chivilcoy milk processing plant, which covered topics such as asset security and corporate social responsibility. We were successful in these audits, which enabled us to continue with the relevant commercial relationships.
When market conditions provide price premiums for certified grains or oilseeds, we evaluate the feasibility of implementing specific certifications. Some examples of this are RTRS and EPA certifications for sustainable soybeans in Argentina. In Brazil, we are certifying sugar-based products for EPA, Bonsucro, and Fair Trade USA and Fair For Life Organic Sugar. Our UMA mill is also certified with Halal, Kosher and FSSC 22000 certifications.
Contractors
Contractors play a significant role in our Farming business model. If cost competitive, we seek to outsource most of the typical farm work, such as planting, spraying and harvesting. Outsourcing allows us to reduce our investments in heavy machinery and equipment such as tractors or harvesters, enhancing the efficient allocation of our capital in our core productive activities. Notwithstanding, we are reviewing the contractor model and comparing it with the use of own machinery in some of our crops and rice operations. We are willing to develop our own equipment-based model where efficiencies could be enhanced.
The contractor model in the Argentine humid pampas region has existed for years and has developed into a highly competitive market. Contractors have gained extensive expertise and skill in the management of agricultural machinery and have access to modern advanced technology. When working with them, we seek to develop win-win relationships by considering them as part of our production team and providing constant technical training and support through the activities of the Adecoagro Production Teams and the Technical Group (Grupo Técnico Adecoagro) or the “GTA.” We strive to have a number of contractors associated with each farm to generate competition and allow benchmarking to enhance operational efficiency and ensure high-quality service.
In regions where this model is not fully developed, we use a mixed system where we hire the most experienced contractors in the region and we also operate our own machinery. We promote the development of new contractors by providing training and selling them our used machinery. We also promote the movement of selected contractors from developed regions into new marginal regions by offering them an opportunity to grow their businesses. In other regions where there is no established contractor system or there is specific farm work (rice land leveling for instance), we own the majority of the machinery. In our Sugar, Ethanol and Energy business, we own or lease and operate all the agricultural equipment and machinery needed for sugarcane planting, crop protection and harvesting operations. The performance of such model has exceeded our expectations, and we are considering its implementation in our Farming businesses, where we have recently incorporated some additional planters and harvesters. Our main goal is to achieve high-quality farm works, both when selecting any contractor and when using our own machinery. In Brazil, we only employ the contractor model for specific tasks, such as land leveling, and aerial spraying, among others.
Adecoagro Technical Group
The GTA is an internal group formed by agronomists, farm managers, technology experts, external advisors, contractors, trainees and suppliers, whose main goal is to excel in production management by providing constant technical and technological education and analysis regarding production technologies. Although the GTA is focused on developing such knowledge under common criteria for the whole company, it also evaluates different production systems, such as crops, rice and dairy in Argentina and Uruguay, and sugarcane in Minas Gerais and Mato Grosso do Sul, Brazil. To achieve its goals, the GTA meets regularly to analyze and discuss technical aspects of the farming production processes.
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
Since the GTA is involved in different regions, it plays a relevant role in spreading best practices among productive regions, including “no-till” and precision agriculture in lesser-developed areas. In order to evaluate and adapt the proper technologies locally, a vast network of test plots in agrochemicals, seeds, and farm-works are carried out under specific technical guidelines. Such development is performed to make the necessary technological adjustments in respect of fertilizer levels, the choice of the best product varieties for each crop, the determination of optimal planting periods, and the improvement in crop management and agricultural mechanization, resulting in higher yields coupled with reduced costs.
In order to continually improve our technical development, we participate in specialized industry groups, such as CREA and AAPRESID in Argentina, with which we share values and goals. “CREA” is a 60-year-old farmers’ association focused on developing and supporting technical excellence with local farmers. “AAPRESID” is a technical association of highly innovative farmers specializing in no-till development. We participate in certain CREA and AAPRESID discussion groups in which we share and evaluate common technical matters. We take advantage of their vast network of test plots and we constantly exchange technological knowledge for implementation in our farms. We are also part of the RIA Group, an agricultural innovation network consisting of 11 enterprises, with the goal of increasing innovation in our sustainable production model.
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
By implementing all these education programs and development activities, the GTA provides the company with a network that focuses on the fine-tuning and optimization of the efficiencies throughout all the production processes of each business line.
Technology and Best Practices
We have consistently used innovative production techniques to ensure we are at the forefront of technological improvements and standards in our industry, especially based on regenerative agriculture concepts. For example, we use the “no-till” technology and crop rotation to improve our crop yields. We also use second harvests or double cropping where conditions permit, which enables us to plant and harvest a second crop from the same farmland in the same harvest-year. Our crop production model is based on balanced fertilization, integrated pest and weed management, and crop intensification. We use the silo bag storage method in our rice and crops businesses, which enables us to time the entry of our crop production into the market at optimal price points. Additionally, we believe we were the first company in South America to implement the innovative free-stall infrastructure in dairy operations resulting in increased raw milk production compared to our peers. The free-stall method enables better control over production variables by confining dairy cows into large barns, which are equipped with state-of-the-art technology to enhance cow comfort, such as sand beds, water spray cooling systems and fans. In 2023, our free stalls were certified with the animal welfare standard of the International Agricultural Organization (OIA, for its acronym in Spanish) as a result of our good practices promoting animal welfare in production. In addition, installations are equipped with indoor corrals and a mechanical advanced milking system on a rotary platform, which enables us to use production efficiencies and increase milk production volumes while maximizing our land use, resulting in significantly higher conversion rates of animal feed into milk.
Moreover, our sugarcane harvesting is 99.7% mechanized, which has significantly improved operating efficiency, thereby reducing operating costs. We have modern facilities in the Sugar, Ethanol and Energy business, including advanced sugar and ethanol mills with high-pressure boilers, which achieve one of the highest ratios of energy produced per ton of cane milled, according to the Cane Technology Center Benchmark program. Our Angélica sugar plant was the first continuously operative facility in Brazil, requiring no production stoppages between sugar harvests.
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

“No-till” farming avoids these negative effects by excluding the use of tillage. The “no-till” technology consists of leaving crop plant residues on the surface of the soil after harvesting a crop. These residues form a mulch or permanent cover protecting the soil from erosion risks caused by heavy rains and strong winds. This protective cover also helps natural precipitation and irrigation water infiltrate the soil effectively while decreasing water loss from evaporation. Absence of tillage helps prevent soil compaction, allowing the soil to absorb more water and roots to grow deeper into the soil. Furthermore, “no-till” reduces the emergence of weeds and enhances biological processes that positively impact soil properties, conserving and even improving the presence of organic matter and microorganisms and associated nutrients (nitrogen, phosphorous, etc.). The combination of these advantages results in important cost reductions due to the reduced need for inputs, mainly diesel and fertilizers, and higher crop yields, thus increasing the profitability of our business. These benefits are achieved in the medium to long term, resulting in a continuous increase of land productivity and thus its value. From an operational standpoint, “no-till” farming facilitates the timely performance of most operations, such as planting, spraying and harvesting, which enhances the development of large-scale operations and especially improves the probability of planting each crop at the optimal moment.
Crop Rotation
Crop rotation is the practice of growing a series of dissimilar types of crops in the same area in sequential seasons. Crop rotation allows us to better control the buildup of harmful weeds and reduces the incidence of plagues and diseases that often occur when the same commodity is continuously cropped. Crop rotation also allows us to balance the fertility demands of various crops to avoid the excessive depletion of soil nutrients, contributing to a more efficient use of fertilizers and a sustainable use of herbicides and phytosanitary products. Crop rotation results in increased yields and reduced production costs, providing a high rate of return. Our crop rotation model is tailored to each of our farming regions based on climatic and soil conditions. For example, in Argentina’s Humid Pampas, our three-year crop rotation cycle involves the planting of a wheat crop followed by a soybean double-crop in the first year, a corn crop in the second year, and a soybean crop in the third year. In some areas of the Argentine Humid Pampas with adequate agro-climatic conditions, we enhance our crop rotation by introducing some industrial crops such as peanut and confectionary sunflower.
Second Harvest - Double Cropping
Second harvest, also known as double cropping, is the practice of consecutively producing two crops on the same land within the same growing year. Double cropping is possible only in regions with long growing seasons, which is determined mainly by climate conditions such as rain and temperature. Double cropping allows us to increase the profitability of our land, diversify our production and commercial risk and enhance operational efficiencies through the better utilization of machinery, freight, labor and other resources, resulting in a dilution of our fixed costs. Double cropping has important agronomical advantages as well, such as having crops on the land for a longer period of time, which, enhanced by “no-till” and crop rotation practices, results in the improvement of the physical and chemical properties of the soil in the long term. We implement and adapt different double cropping systems for each of our productive regions in Argentina and Uruguay, with the most frequent being wheat/soybean, wheat/corn, sunflower/soybean, corn/soybean and sunflower/corn.
Integrated Pest Management (IPM)
Integrated pest management, or “IPM,” involves a deep analysis of agronomical, economic and environmental aspects with the goal of determining the most efficient way to control the pests. It simultaneously achieves three main goals: (i) enhancing crop productivity, (ii) reducing use of phytosanitary products and (iii) decreasing the risk of contamination. The first stage of IPM is to train the people who will be involved in phytosanitary products usage. The phytosanitary products to be applied is selected considering local regulations (only locally approved phytosanitary products are used) and the minimum resulting environmental risks due to its chemical classification. Additionally, when selecting biotechnologically developed crops, we evaluate the potential reduction of phytosanitary products uses that may be achieved. The doses of phytosanitary products are defined by vendor recommendations and adjusted through agronomical expertise (specific to a crop and a pest). We assess the environmental impact of such phytosanitary products by implementing the use of the Environmental Impact Quotient developed by Cornell University. The timing of phytosanitary products application is based on an economic threshold that takes into account the crop situation (growing stage, climate conditions), the potential damage of the pest (type, population, growing stage), the presence of “beneficial” pests, and finally, the price relationship between grains and phytosanitary products. We also use integrated management to control pests, which entails the use of biological and chemical products. The relevance of the pest is measured through the implementation of specific defense methodologies adapted to large-scale agriculture. Control is carried out by trained employees who supervise the entire sugar cane area on a weekly basis. Based on the indicators resulting from monitoring, biological and chemical products are recommended to be applied. For biological pest control, natural enemies of the pest in question are released, as is the case with the borer pest in sugarcane. The doses of phytosanitary products are applied and localized by high-tech machinery, most of which is outsourced. Agricultural machines are precisely calibrated to increase the efficiency of the applications and reduce any potential risk of contamination. Climatic conditions are carefully taken into account when determining the ideal time for spraying to avoid risks of drifting and evaporation and to ensure successful application.
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
Water Management
Since crops need sufficient water to achieve their potential yields, we engage in techniques that are designed to increase the efficiency of water usage and at the same time decrease soil erosion risks. In that regard, “no-till” farming presents strong advantages since it improves rainfall infiltration and increases the soil’s water storage capacity. In areas that may be subject to excess water, we are developing terraces, soil leveling and other techniques intended to decrease runoff and erosion risks. In some of the jurisdictions in which we operate, the use of water for irrigation requires obtaining special permits. For certain irrigated crops such as rice, we focus on the design and operation of rainwater harvesting, which is the collection of water from rain in semi-natural reservoirs destined for future irrigation. In addition, we have developed a water recycling system for each farm where excess water (derived from drainage and rainfall) can be reused, instead of being drained out of the farm. Channels that move the water and drain the fields are developed by experts in order to deliver water in the most efficient manner. We have an advanced precision leveling system (with zero or controlled grade level) in most of our rice farms to increase productivity and reduce production costs. This technique involves a precise leveling of the land based on GPS technology. When fields are accurately leveled, water irrigation requirements are reduced, thus lowering the cost of labor and energy. Efficient management of irrigation also has a positive impact on crop yields.
We have in place different technologies that help us reduce water consumption in our rice fields. For example, we have implemented the poly-pipe irrigation systems in our most hilly rice fields. This technology consists of deploying plastic pipes to move irrigation water from a big channel to the fields, thereby reducing water consumption, and the area devoted to infrastructure. In addition, we use satellite imagery and drones to assess water levels during the rice irrigation season. This high-precision surveillance method, allows us to enhance water management, which improves potential crop yields and reduces water consumption. Drones use different cameras to detect water levels even when dense canopies cover the fields. In addition to drones, we use satellite images that measure the normalized difference vegetation index (“NDVI”) of land for a rapid and efficient analysis of irrigation including speed and depth. In addition to higher water use efficiency and optimization, satellite images help in the prevention of weed proliferation, the reduction of phytosanitary products and the achievement of higher yields. Other crops, such as corn and sunflower seed, are irrigated by highly efficient pivot spraying systems. This type of irrigation system allows us to distribute water uniformly throughout the field, improving the use of water in terms of total millimeters per year. We conduct soil moisture sampling to identify the best moment and amount of water to be used for irrigation in each plot.
Mechanization
We incorporate all available mechanization technology into our business that we consider to be cost-effective. We believe that by employing mechanization technology, we improve our operating efficiency and are better able to reach desired economies of scale in our operations. Mechanization also enables us to adopt new associated technologies faster and hastens our development efforts. In our Farming business, we use cutting-edge mechanized technology for planting, spraying, harvesting and irrigating and for soil preparation and management. We also employ advanced mechanization technology in our logistics and product processing operations, including transportation, drying operations and grain sorting and storage. We have developed mechanization technology to benefit sugarcane planting and harvesting, which traditionally have not benefited from such mechanization.
Synergies
The technologies we employ are very closely linked, and the joint implementation of a number of them is expected to result in positive synergies for our entire production system. For example, implementation of the “no-till” technology can be enhanced by crop rotations, due to the positive biological effects generated by the different types of roots from each crop in the soil. Benefits of integrated pest management are improved when combined with the “no-till” and crop rotation strategies, since the crop stubble that remains on the soil can be a barrier to some plagues, and because some other pests are specific to a particular crop and the crop rotation can be sufficient to control them. The use of machinery technology for selective spraying also complements our no-till system. We consider these synergies when we develop our crop seeding schedule. In the case of the reuse of residues, we benefited from our experience in sugarcane, where almost everything is reused and no residues are generated. By transferring such conceptual ideas to our dairy operations, we ended up reusing the manure from the cows to generate renewable electricity.
Agtech (Agricultural, Digital-Based Technology)
Since inception, we have been introducing cutting-edge technologies to increase our production efficiency. As digital and information-based technologies are rapidly advancing, we are currently devoting time and effort to work closely with local and international agtech startups, funds, research associations and other key players that could bring solutions to our operational processes.
Industrial Technology
In recent years, we have incorporated several industrial facilities to our portfolio and have been actively enhancing their performance using technology. In our dairy industry, we replaced LPG gas with natural gas as a source of energy in the facility of Morteros, thereby reducing both the cost of production and the environmental impact. At Morteros, we also incorporated technology to produce fat filled (powdered milk that contains vegetable fats instead of butterfat), a product that helps us enhance our operational efficiency and access new markets. At the Chivilcoy facility, we have incorporated technology to produce and package UHT cream and cacao milk. These advances help us enhance our milk-based product portfolio. All these new products are based on our own formulas and are developed by our production and quality team.
Information Technology
We employ the Oracle eBusiness Suite ERP and Oracle Hyperion to standardize and integrate our processes throughout the Company and improve controls and information accuracy and consolidation. The Oracle eBusiness Suite allows us to fulfill our local accounting and fiscal needs while facilitating operational coordination across our geographic areas and lines of business, reducing our operational costs and minimizing duplication and inefficiencies. It also provides our management with consolidated results in a timely manner.
Cybersecurity
In accordance with the growing risks in cybersecurity like ransomware, malware, viruses, trojans, system vulnerabilities, hackers and other types of attacks, we have adopted a series of security measures designed to mitigate these risks. We are constantly implementing new technologies and solutions to assist in the prevention of potential and attempted cyberattacks, as well as protective measures and contingency plans in the event of an existing attack. We analyze the risks we face on an ongoing basis and, accordingly, strengthen our information technology infrastructure, update our policies, and raise awareness among our employees to enhance our ability to prevent and respond to such risks.
We have added several employees to our cybersecurity team and have contracted a third-party provider specialized in cybersecurity to help us validate and develop our plans to grow our cybersecurity system. This provider is also our 24x7 security operation center (SOC), which receives and analyzes the alerts from our monitoring system. This has allowed us to continue increasing the security at our facilities, as part of our commitment and decision to continue reinforcing our security systems, and to improve our contingency plans.
Additionally, we use an awareness tool to train all our employees how to approach different types of cyber-attacks, such as phishing, smishing, spoofing, vishing.
Environmental Aspects
We implement a production model that reflects a strong commitment to the environment. Our responsibility to the environment begins with complying with local regulations. To become better stewards of the environment, we implement environmental management plans for our operations. Those plans involve different stages, which include educating our own and outsourced staff, monitoring ecological parameters, preventing negative effects, and correcting deviations. Natural resources such as land, water, air and biodiversity are taken into account when we evaluate the development and operation of new and ongoing production projects and operations. In that regard, we are constantly evaluating best practices in our operations. See “—Technology and Best Practices.” With land being one of the most relevant natural resources in our operations, we have developed a sustainable land use strategy that considers factors beyond the requirements of local laws and regulations. There are ecosystems that we do not consider appropriate for agricultural development, such as heavy forests and key wetlands. We evaluate development of other areas only after carrying out an environmental impact assessment. In addition to such evaluations, we analyze the agricultural potential of the land in respect of the soil, the climate, crop productivity and available technology, among other factors. Using this approach, we aim to grow the most suitable crop in each region and be the lowest-cost producer in the sector. We then consolidate our analysis into a land transformation plan, which includes the best land use option and implements best practices based on regenerative agriculture such as “no-till” technology, crop rotations, integrated pest and weed management, balanced fertilization, responsible phytosanitary products usage and water management. In addition, in 2023, we planted 73,606 hectares of cover crops. Cover crops help prevent water and wind erosion, function as biological fallows, reduce the need to apply phytosanitary products and provide roots that increase soil porosity. We sow these crops and adapt the species to the agro-ecological environmental condition.
These best practices aim to increase resource efficiency and decrease the risk of contamination and waste production and are consolidated into an environmental management plan, which includes biodiversity management when applicable. We aim to properly implement our sustainable production model to enhance land productivity and therefore increase land value. With respect to phytosanitary products contamination risks, we implement a responsible phytosanitary products use program, which includes personnel training, personnel protection elements, application recommendations, phytosanitary products selection criteria, phytosanitary products handling and storage and after-use phytosanitary products packages (which are specifically cleaned, collected and stored for recycling purposes under third-party programs). In 2021, we began to implement the “Environmental Impact Quotient” indicator, which allows us to assess the potential risk of the application of phytosanitary products and the impact caused by them. Further, in 2023, we used selective spray equipment in 11,999 hectares to reduce the doses of phytosanitary products and apply them only where necessary, which resulted in a 73% reduction in the application of phytosanitary products in those areas. In addition, we periodically train our personnel in our rice fields to raise awareness about the responsible use of phytosanitary products.
Additionally, in some regions where biodiversity matters are relevant, we implement biodiversity management plans, which mainly consists of periodically monitoring flora and fauna, detecting significant variations of their populations, and proposing measures to reduce any potential threats to local species. As a result, we prohibit hunting on our farms and create environmental private protection areas (where natural vegetation is protected by implementing sustainable production practices). As environmental matters require specific expertise and an understanding of complex relationships, we hire highly qualified consultants and enter into cooperative arrangements and agreements with educational institutions.
In Brazil, the Brazilian Forest Code (Código Florestal Brasileiro) is the main source of our environmental guidelines. In accordance with the Brazilian Forest Code, we analyze and identify all natural areas within our own farms and within leased areas and draw up a development plan that defines actions for their preservation. We are strongly committed to preserving forests and only develop areas for agriculture if they have previously been used for agricultural purposes. We do not operate in massive forests, permanent preservation areas, legal reserves, large wetlands or areas with high biodiversity value. We are concerned with the protection of riverbanks and the surrounding areas of streams and springs, as they are important for soil conservation and as refuges for native fauna. In that regard, we carry out periodic monitoring of native fauna and flora and water resources. In respect to our industrial processing activities, we focus on energy-efficient processes that increase productivity with minimum waste disposal. At the same time, we seek to promote the reuse of any by-product or residue within industrial processes when feasible, or in the fields when the economic analysis is sensible. A successful example of this approach is the use of manure to produce electricity and the use of biofertilizers to grow crops in our dairy farms. Another success story is the use of all sugar and ethanol industrial by-products (vinasse, filter cake and composted ashes) as biofertilizers in our cane fields.
Since November 2017, we have produced renewable electricity from our biodigester built in our dairy farm. The biodigester transforms cow manure into biogas with high methane content, which then fuels a cogeneration facility that generates 1.4 MW of electricity. The electricity produced is sold to the grid under a long-term contract with an Argentine federal utility. Additionally, as this project allows us to reduce greenhouse gas emissions, we have registered the project under the Verified Carbon Standard to deliver carbon credits from the biodigester. In 2011, we received a grant from the Sustainable Energy and Climate Change Initiative of the Inter-American Development Bank in order to carry out the pre-feasibility assessment. We also received a grant from the National Agency of Scientific and Technologic Promotion (Agencia Nacional de Promoción Científica y Tecnológica), an agency that promotes technological innovation, to partially fund the investment. In July 2016, we participated in Argentina’s “RenovAr” renewable energy auction and entered into a 20-year contract to supply up to 9,145 MWh per year at an average price of US$158.92 per MWh plus bonuses. Our first biodigester generated around 8,600 MWh of renewable energy last year. In 2023, we also inaugurated our second biodigester in our free stalls. The incorporation of this second biodigester is expected to allow us to process a higher volume of cow manure, and double our generation of bioelectricity, thereby contributing to our sustainable development model.
At Usina Ivinhema, in Mato Grosso do Sul, we produce biogas from concentrated vinasse, a by-product of ethanol production. We purify biogas to produce biomethane and use it as fuel in our internal fleet, in line with the Sustainable Development Goals published by the United Nations, which ask all countries to guarantee access to clean and affordable energy, among other objectives. These emission reduction projects are expected to improve our efficiency and thereby reduce carbon emissions. In 2021, we certified our biogas unit as the first renewable gas plant in Brazil, which allows us to issue and sell carbon credits (gas-recs). Since 2020, we have issued CBios under the RenovaBio program, becoming the first company in Brazil to do so in the local markets. In 2023, we sold more than 443,000 CBios. The better the environmental performance of our operations, the greater the number of CBios we could issue, which drives us to enhance our performance year after year.
Social Programs
In addition to complying with local labor regulations, we seek to promote the personal and professional development of our employees by offering them an adequate working environment with proper health and safety protections. We aim to develop a transparent relationship with local authorities. Finally, one of our main goals is to contribute positively to the social development of the communities in which we operate, creating new jobs, preserving the environment, providing training opportunities through our internship program and assisting with social development. In order to implement our social development programs, we analyze the areas in which we operate and give special attention to education and poverty rates, possible alliances with other social actors, and potential synergies with local government programs. In addition to social development programs, we contribute to community organizations in each area where we operate, such as hospitals, schools, daycare centers and fire stations, among others. In Argentina, we also have a voluntary matching program where Adecoagro matches each donation from our employees at a 2:1 ratio. In 2023, 15 organizations participated as recipients of our matching program and received monthly donations.
Education
Our main initiatives are aligned with the United Nations’ Sustainable Development Goal 4 – Quality Education. Our operations have a significant economic impact in the communities where we are located, and we have developed a social action program in the various municipalities. In 2005, we started a partnership with Cimientos, a non-profit organization that promotes equal educational opportunities for children and youth from low-income families in Argentina. In 2023, we participated in Cimientos’ “Futuros Egresados” program, granting scholarships to 47 high-school students in Mercedes and Ita Ibate (Corrientes). In 2016, we started another program together with Conciencia (a local non-governmental organization) in which we support our employees’ children to complete their education. In 2023, 21 high-school and higher-education students from San Salvador (Entre Ríos) and Las Lajitas (Salta) participated in this program.
In 2019, we made a new alliance with the Reciduca Foundation with the aim of providing scholarships for young people from the community of Pilar to finish their secondary studies, expand their employment opportunities and promote environmental care. We have supported the program since its inception, and in 2022, we decided to include the community of San Isidro as well, increasing the total number of scholarships granted to 20, which we maintained in 2023.
We decided to restructure our participation in the Escola Nota 10 Project in the municipalities of Angélica, Ivinhema and Novo Horizonte do Sul, in Mato Grosso do Sul. Through the project, we had been providing didactic material for teachers and students and carried out trainings for teachers and educators in municipal public schools with the goal of improving basic education (1st to 3rd year). In 2023, we decided to restructure the program to offer better and stronger support for educators. We expanded the proposal so that teachers can become protagonists in education, improving their teaching skills and keeping their pedagogical practices up to date.
Moreover, we participated in the Território do Saber project with the objective of improving the quality of teaching and learning processes in schools by promoting reading. In 2023, we inaugurated a new municipal library in Angélica (Minas Gerais) with a collection of over 800 books that is accessible by more than 350 students and teachers.
Nutrition
In Argentina, we work in partnership with two main organizations: the Conin Foundation and the Argentine Food Bank Network. The Conin Foundation fights malnourishment in children, focusing its actions in three main areas: education, assistance and research. The Argentine Food Bank Network is a non-profit distribution enterprise that serves the community by acquiring donated food and making it available to people in need through a network of community agencies. These agencies include school feeding programs, food pantries, soup kitchens, hospices, substance abuse clinics, after-school programs and other non-profit organizations. In 2023, we donated nearly 141 tons of rice and dairy products to more than 70 organizations, including 11 Conin centers and eight food banks.
Additionally, since 2007 we have collaborated with local organizations such as Solidagro, an alliance between rural corporate institutions and civic organizations that seek to solve famine and malnutrition problems, to which we donate our rice on a monthly basis. We also collaborate with Haciendo Camino, a non-governmental organization fighting malnourishment in children in Santiago del Estero. We have supported the organization for the last several years and made contributions to finance the early childhood program in Los Juries, which reached 60 children in 2023.

Prevention of Violence
We seek to train leaders and teams on this topic to understand all aspects of workplace violence. Our “Proteger” program aims to prevent violence, as it seeks to guide and inform employees and the community about possible ways to report and prevent sexual abuse, the exploitation of children and adolescents, rape culture, violence against women and sexual or workplace harassment, while mobilizing society to contribute to this effort.
This program reinforces the idea that we do not accept, under any circumstance, the practice of any type of child labor, including by third-party suppliers and others with whom we may interact. In 2023, 5,329 employees participated in an awareness campaign to combat sexual abuse and the exploitation of children and adolescents.
It is worth noting that in 2021, we received the Woman-Friendly Company Seal (from the Mato Grosso do Sul government), in recognition of our practices to prevent and combat violence within the scope of the Proteger program.
Internship and Young Talent Program
The purpose of our internship and young talent program is to promote the development of highly qualified professionals from the community by providing first-time work experience, good-quality training and access to highly technology-oriented operations. We seek to facilitate interns’ future access to the job market while detecting potential key employees. The interns actively participate in the TAG training program, which includes monthly technical meetings, external training and farm tours. In order to accomplish these goals, we promote institutional relationships with local and international universities and high schools. In 2023, 158 interns and young talents participated in our program, 40 of which were subsequently incorporated into our teams.

Material Agreements
For a description of the material agreements relating to our indebtedness, please see “Item 5. Operating and Financial Review and Prospects— B. Liquidity and Capital Resources—Indebtedness and Financial Instruments.”
Brazil
Sugar Sale Agreements
In 2023, our largest three customers in this segment comprised approximately 79% of our sugar sales agreements. Adecoagro Vale do Ivinhema S.A. (via Adecoagro Uruguay S.A.) entered into sugar sales agreements with Louis Dreyfus Commodities Suisse S.A., Viterra B.V. (formerly known as Glencore Agriculture B.V.) and BTG Pactual, pursuant to which Adecoagro Vale do Ivinhema S.A. agreed to supply approximately 559,000 metric tons of Brazilian VHP sugar. This specific amount of sugar was delivered during the 2023 harvest-year in Paranaguá port, and the price was fixed in reference to the ICE Sugar #11 Futures.
Electric Energy Agreements

In Adecoagro Vale do Ivinhema S.A. entered into an agreement for the sale of energy to CCEE. This agreement is the result of a public auction by the Brazilian federal government conducted in May 2008, carries a term of 15 years, and requires Adecoagro Vale do Ivinhema S.A. to supply CCEE with 87,600 MWh annually during the harvest period each year (April to December), at a rate of R$363.94/MWh. The price of energy under the contract is adjusted annually according to inflation.

In August 2010, Adecoagro Vale do Ivinhema S.A. participated in a public auction by the Brazilian federal government. As a result of this auction, Adecoagro Vale do Ivinhema S.A. entered into a second 15-year agreement with CCEE starting in 2011, for the sale of 131,400 MWh per year at a rate of R$325.44/MWh.

In August 2013, Adecoagro Vale do Ivinhema S.A. participated in another public auction by the Brazilian federal government. As a result of this auction, Adecoagro Vale do Ivinhema S.A. entered into a second 25-year agreement with CCE starting in 2018, for the sale of 87,600 MWh per year at a rate of R$239.66/MWh.

Intellectual Property

As of April 2024, we owned 56 trademarks registered with the Argentine National Intellectual Property Institute, 28 trademarks registered in Brazil and one patent registered with the Brazilian National Industrial Property Institute (“INPI”). Adecoagro Uruguay S.A. has four trademarks registered in Uruguay.

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
In Brazil, title to a trademark is acquired only once its valid registration has been issued by the INPI. During the registration process, the person requesting the trademark merely has an expectation of the right to use the trademark to identify its products or services. Under Law No. 9,279, of May 14, 1996 (the Brazilian Industrial Property Law), the holder of a trademark has the right to its exclusive use throughout Brazil. The term of duration of a registered trademark is 10 years from its issue date, and a trademark may be indefinitely renewed for equal periods thereafter. Within a five-year period from the issue date, the owner has an obligation to use the trademark in the marketing of a product, in the rendering of a service or as the designation of an activity. If the owner does not use the trademark within such a five-year period, it may be subject to a forfeiture process, upon request of any third party with legitimate interest in the trademark. The same forfeiture process may occur if the owner fails to use the trademark continuously for any five-year period. If the trademark is declared forfeited, the trademark rights are terminated.
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
Environmental Regulations and Compliance
Our businesses in the various emerging market countries in which we operate are subject to comprehensive national, state and municipal laws and regulations relating to the preservation and protection of the environment to which those businesses must adhere. These laws and regulations require some of our businesses to obtain permits or licenses that have to be renewed periodically in order to allow us to continue to operate. If such permits or licenses lapse or are not renewed or if we fail to obtain any required environmental licenses and permits, or if we do not comply with any other requirements or obligations established under applicable environmental laws and regulations, we may be subject to administrative, civil or criminal liability (including fines, partial or total suspension of operations, suspension or cancellation of environmental licenses and permits and indemnification and penalties for any damage caused). In addition, our businesses that hold debt with banks, and multilateral lenders in particular, are typically required to adhere to environmental standards that exceed those of the country in which such businesses operate (e.g., World Bank standards).
We are currently either in compliance with or are in the process of applying for permits that would put us in compliance with all applicable environmental laws and environmental licenses and permits. Specifically, the operational license of the UMA is valid until September 5, 2024 and authorizes us to mill up to 1.2 million tons of sugarcane per year. We intend to apply for a renewal of the license until May 5, 2024. Regarding the operational license for the Angélica mill, we have applied for a renewal on November 18, 2022, which was valid until March 29, 2023 and authorizes us to mill up to 6.5 million tons of sugarcane per year. The operational license of the Ivinhema mill is valid until July 19, 2027, and authorizes us to mill up to 7.2 million tons of sugarcane per year. In addition to the installation and operational license, the Ivinhema mill also obtained permits and licenses for other matters such as water capture and gas station operation. Failure to obtain any necessary environmental licenses may prevent us from operating the Ivinhema mill and may subject us to penalties and fines.

Our operating businesses use or adhere to all required environmental monitoring, equipment and procedures, and we utilize third-party contractors to conduct regular environmental audits. Our environmental expenses relate to consultants that we use to perform environmental impact studies for our development projects and control and monitoring procedures. However, as environmental regulations are expected to become more stringent in some of the countries in which we operate, our environmental compliance costs are likely to increase due to the cost of compliance with any future environmental regulations. While we are not aware of any material environmental liabilities related to our ongoing operations, we may be subject to clean-up costs, which we do not expect to be material.

Regulation and Control of Agri-Food Production in Argentina

As of February 25, 2011, the National Office of Commercial Agriculture and Livestock Control (“Oficina Nacional de Control Comercial Agropecuario” or “ONCCA”) was dissolved pursuant to Decree No. 192/2011. The powers previously held by the ONCCA were transferred to the Ministry of Agriculture, Livestock and Fishing (Ministerio de Agricultura, Ganadería y Pesca, or the “Ministry of Agriculture”) of Argentina and to the Internal Consumer Subsidy Coordination and Evaluation Unit (Unidad de Coordinación y Evaluación de Subsidios al Consumo Interno or “UCESCI,” after its acronym in Spanish), an entity created by means of Decree No. 193/2011. Such entity was then dissolved by means of Decree No. 444/2017, which transferred the powers granted to the UCESCI to the Ministry of Agriculture. As a result, the Ministry of Agriculture is the authority responsible for enforcing the decrees issued by the ONCCA. After the distribution of tasks established in Decree No. 8/2023 issued on December 11, 2023, under the Administration of President Javier Milei, the Ministry of Economy is in charge of monitoring agricultural compliance with commercialization regulations. Ever since, this entity is the one in charge of promoting strategies to improve market access conditions for agricultural products, in coordination with other areas of the National Public Administration with competence in this area.

Under applicable regulations, all persons involved in the commercialization and manufacturing of grains and dairy products must be registered with the Registry of Operators of the Agro-industrial Chain (Registro Único de Operadores de la Cadena Agroindustrial or “RUCA” after its acronym in Spanish), which provides for the registration of any individual or company involved in the trade and industrialization of food products in the markets for grains, livestock and dairy products and their by-products and derivatives, pursuant to Resolution No. 302/2012, as amended, issued by the Ministry of Agriculture. According to annex I of Resolution No. 21/2017, last amended by Resolution No. 117/2023 of the Federal Secretariat of Agriculture, Livestock and Fisheries, the RUCA has no expiration date, as long as the conditions and requirements established in connection with its granting and validity are met by the operator, and it complies with the obligations imposed by current and future regulations. Grain producers must stock grains at facilities and maintain a record of the grain stock stored at such facilities to be filed with the RUCA. Failure to register with the RUCA, or cancellation of such registration, may result in the ceasing of operating activities by the operator and closure its facilities. Moreover, under the organizational chart approved by Decree No. 293/2024, RUCA is currently coordinated by the Undersecretariat for Agricultural Markets and International Negotiations. Agricultural companies may have additional registration obligations depending on the characteristics of grain purchase operations, such as the ones regulated for grain buyers in Resolution No. 438/2023 of the Secretariat of Agriculture, Livestock and Fishing.

On February 26, 2014, the Public Income Federal Administration (“Administración Federal de Ingresos Públicos” or “AFIP”) issued Resolution No. 3,593/14, which became effective on April 1, 2014. This resolution established a Systematic Registration of Movements and Grain Stocks Regime (Régimen de Registración Sistemática de Movimientos y Existencias de Granos), which requires all producers involved in the commercialization and manufacturing of grains and dairy products registered in the RUCA to report the stock and stock variations (including locations, transportation between the producer facilities, etc.) of all grains other agricultural products (other than those to be applied to sowing) held by them or on behalf of a third party.

Violations of any applicable regulations may result in the application of sanctions, including fines, suspensions and the cancellation of the registration, which may, in turn, result in an immediate cessation of activities and closure of facilities.

On April 15, 2021, the Ministry of Agriculture issued Resolution No. 60/2021, which was published in the Official Gazette on April 19, 2021. This resolution specifies that dairy and grain exporters who did not register an establishment in the RUCA must provide additional information.

The Argentine Grain Stabilization Fund (Fondo Estabilizador del Trigo Argentino), created by Decree No. 132/2022 to contribute to the mitigation of the increase in the price per ton of grain bought by Argentine windmills as a result of the conflict between Russia and Ukraine, was repealed by Resolution No. 124/2024 of the Ministry of Economy, which revoked the relevant trust agreement and ordered the liquidation of this Fund.

Recent Developments
Farmland sale
In April 2024, the Company sold “La Pecuaria” farm, a 3,177 hectare farm located in Uruguay for an aggregate amount of US$ 20.7 million, collected in full at closing. This transaction will result in a pre-tax gain of US$ 5.7 million included in the line item “Other operating income”.

C.ORGANIZATIONAL STRUCTURE
Corporate Structure

We are a corporation organized under the laws of the Grand Duchy of Luxembourg under the form of a société anonyme. As of April 2024, we held approximately 100% of the limited partnership interests in Adecoagro LP S.C.S., a société en commandite simple organized under Luxembourg law (representing 99.9999% of interests in Adecoagro LP S.C.S.) with the unlimited partnership interest in Adecoagro LP S.C.S. (representing 0.0001% of interests in Adecoagro LP S.C.S.) being owned by Adecoagro GP S.à r.l, a société à responsibilité limitée organized under Luxembourg law and our substantially wholly-owned subsidiary. Adecoagro LP S.C.S. is a holding company with operating subsidiaries owning farmland and facilities throughout Argentina, Brazil and Uruguay. For a diagram of our Organizational structure as of April 2024, please see “Item 4. Information on the Company—A. History and Development of the Company—History.”

As of April 2024 our principal shareholders were Al Gharrafa Investment Company, Stichting Pensioenfonds Zorg en Welzijn, Route One Investment Co LP, EMS Capital LP, Directors, Executive Officers and Company’s employees as a group and Grantham Mayo Van Otterloo & Co LL. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”
D.PROPERTY, PLANTS AND EQUIPMENT
See “B. Business Overview—Land Transformation Activities — Our Farms”; “—Property, Plant and Equipment.”
Item 4A.    Unresolved Staff Comments
Not applicable.
Item 5.    Operating and Financial Review and Prospects
Item 5 of this Annual Report on Form 20-F discusses the Company’s operating and financial review and prospects as of and for the fiscal years ended December 31, 2023 and 2022. For a discussion of the Company’s operating and financial review and prospects as of and for the fiscal years ended December 31, 2022 and 2021, see "Item 5. Operating and Financial Review and Prospects—A. Operating Results— For the year ended December 31, 2022, as compared to year ended December 31, 2021,” and “—B. Liquidity and Capital Resources,” included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022 filed with the SEC on April 26, 2023 which are incorporated herein by reference.
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
We are organized into two main lines of business: Farming; and Sugar, Ethanol and Energy. These lines of business consist of four reportable operating segments, which are evaluated by the chief operating decision-maker based upon their economic characteristics, the nature of the products they offer, their production processes and their type and class of customers and distribution methods. Our Farming business is comprised of three reportable operating segments: Crops, Rice and Diary Segments. Our Sugar, Ethanol and Energy line of business is also a reportable operating segment. See “—Operating Segments” for a discussion of our four operating reportable segments.
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
We consider gains and losses recorded in the line items of the statement of income "Initial recognition and changes in fair value of biological assets and agricultural produce" and "Changes in net realizable value of agricultural produce after harvest" to be realized only when the related produce or manufactured product is sold to third parties and, therefore, converted into cash or other financial assets. Therefore, "realized" gains or losses mean that the related produce or product has been sold and the proceeds are included in revenues for the year. See Note 32 to our Audited Consolidated Financial Statements for a discussion of the accounting treatment, financial statement, presentation and disclosure related to our agricultural activities.
Land Transformation activities
Our Land Transformation activities generally include two types of activities. We generally acquire on of farmlands or businesses with underdeveloped or underutilized agricultural land (land which we have identified as capable of being transformed into more productive farmland by enhancing yields and increasing its future value). When we acquire a farmland business for an acquisition price below its estimated fair value, we recognize an immediate gain (a "purchase bargain gain"). The land acquired is recognized at its fair value at the acquisition date and is subsequently recorded under the revaluation model based on periodic, but at least annual, valuations prepared by an external independent expert.
We also may realize the value of fully developed and transformed farmland through their strategic disposition. Once we believe certain land has reached full growth potential, we may decide to realize such incremental value through the disposition of the land.
The results of these two activities (purchase bargain gains as a result of opportunistic acquisitions of businesses with underdeveloped or underutilized land below fair market value, and gains on dispositions reflecting the ultimate realization of cash value on dispositions of transformed farmlands) are included in the segment of which farms operate (meaning rice or crops).

A. OPERATING RESULTS

Trends and Factors Affecting Our Results of Operations
Effects of Yield Fluctuations
The occurrence of severe adverse weather conditions, especially droughts, hail, floods or frost, are unpredictable and may have a potentially devastating impact on agricultural production and may otherwise adversely affect the supply and prices of the agricultural commodities that we sell and use in our business. The effects of severe adverse weather conditions may also reduce yields at our farms. Yields may also be affected by plague, disease or weed infection and operational problems, such as Spiroplasma disease, which may affect corn yield. During the 2023/2024 harvest season, due to climatic conditions in some of our productive regions, late corn production might be affected by this plague. See “Item—3. Key Information—D. Risk Factors—Risks Related to Our Business and Industries—Unpredictable weather conditions, including as a result of climate change, pest infestations and diseases may have an adverse impact on agricultural production.”
“La Niña” weather event

“La Niña” is a weather phenomenon caused by the fluctuation of the ocean temperatures in the central and eastern equatorial Pacific due to changes in the atmosphere, which affects the climate of several regions worldwide. When the temperature of the ocean decreases by 0.5°C below the five-quarter average, a so-called “La Niña” weather pattern begins. This weather phenomenon is characterized by below average precipitations during spring and summertime in South America. We have experienced this weather pattern in Argentina and Uruguay, where most of our Farming operations are based, throughout the last three consecutive years and it has extended its effects during the beginning of 2023, resulting in a severe drought in almost all productive regions in Argentina and Uruguay. Our diversification in terms of geographic footprint and crops planted (soybean, peanut, corn, wheat, sunflower, among others), acts as a natural hedge against weather risk, and enables us to adopt defensive strategies such as delaying planting activities and switching between crops which are either more resilient to dry weather or have a later development stage. However, and despite our ability to partially mitigate this effect, during 2023, as a consequence of the La Niña weather event, we foresee that the yields of our different crops had a reduction ranging from 18% to 60%, depending on the crop, thus significantly affecting our results of operations.

The following table sets forth our average crop, rice and sugarcane yields per hectare for the periods indicated:

	2022/2023	2021/2022	2020/2021	% Change
	Harvest Year	Harvest Year	Harvest Year	2022/2023 -2021/2022	2021/2022 -2020/2021
Corn (1)	4.7	5.9	5.7	(20.3)%	3.5%
Soybean	1.8	2.5	2.5	(28.0)%	—%
Wheat (2)	2.3	3.0	2.8	(23.3)%	7.1%
Peanut	2.0	2.8	3.0	(28.6)%	(6.7)%
Sunflower	1.8	1.7	1.8	5.9%	(5.6)%
Rice	6.4	6.8	7.8	(5.9)%	(12.8)%
Sugarcane (3)	79.7	66.5	68.6	19.8%	(3.1)%

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

Effects of Fluctuations in Commodities Prices
Commodity prices have historically experienced substantial fluctuation. For example, between January 1 ,2023 and December 31, 2023, sugar prices increased by 2.7%, according to Intercontinental Exchange of New York (“ICE-NY”) data, and ethanol prices decreased by 34.2%, according to Escola Superior de Agricultura “Luiz de Queiroz” (“ESALQ”) data. Also, based on Chicago Board of Trade (“CBOT”) data, from January 1, 2023, and December 31, 2023, soybean prices decreased 14.3% and corn prices decreased by 30.5%. Commodity price fluctuations affect our consolidated statements of income, as they have an effect over:
•the initial recognition and changes in the fair value of biological assets and agricultural produce in respect of unharvested biological assets undergoing biological transformation;
•changes in net realizable value of agricultural produce for inventory carried at its net realizable value; and
•sales of manufactured products and agricultural produce to third parties.

The following graphs show the spot market price of some of our main products between December 31, 2017 and December 31, 2023, highlighting the period between January 1 and December 31, 2023:

Soybean in U.S. cents per bushel (1)

1,800.0
1,600.0
1,400.0
1,200.0
1,000.0
800.0
600.0
Dec-17
Dec-18
Dec-19
Dec-20
Dec-21
Dec-22
Dec-23

Corn in U.S. cents per bushel (1)

900.0
800.0
700.0
600.0
500.0
400.0
300.0
200.0
Dec-17
Dec-18
Dec-19
Dec-20
Dec-21
Dec-22
Dec-23

Sugar in U.S. cents per pound (2)

33
28
23
18
13
8
Dec-17
Dec-18
Dec-19
Dec-20
Dec-21
Dec-22
Dec-23

Ethanol in Reais per cubic meter (3)

4.1
3.8
3.5
3.2
2.9
2.6
2.3
2
1.7
1.4
1.1
0.8
Dec-17
Dec-18
Dec-19
Dec-20
Dec-21
Dec-22
Dec-23

(1)    Source: CBOT
(2)    Source: ICE-NY
(3)    Source: ESALQ

Fiscal Year and Harvest Year
Our fiscal year begins on January 1 and ends on December 31 of each year. However, our production is based on the harvest-year for each of our crops and rice. A harvest-year varies according to the crop or rice plant and the climate in which it is grown. Due to the geographic diversity of our farms, the planting period for a given crop or rice may start earlier on one farm than on another, causing differences for their respective harvesting periods. The presentation of production volume (tons) and production area (hectares) in this report in respect of the harvest-years for each of our crops and rice starts with the first day of the planting period at the first farm to start planting in that harvest-year to the last day of the harvesting period of the crop or rice planting on the last farm to finish harvesting that harvest-year.
On the other hand, production volumes for dairy, processed rice and production volume and production area for sugar, ethanol and energy business, along with the financial results in respect of our products are presented on a fiscal-year basis.

Effects of Fluctuations of the Production Area
Our results of operations also depend on the size of the production area. The size of our owned and leased area devoted to crop, rice and sugarcane production fluctuates from period to period in connection with the purchase and development of new farmland, the sale of developed farmland, the lease of new farmland and the termination of existing farmland lease agreements. Lease agreements are usually settled following the harvest season, from July to September for crops and rice, and from May to April for sugarcane. The length of the lease agreements is usually one year for crops, one to five years for rice and seven years for one-cycle sugarcane or 14 years for a two-cycle of sugarcane. Regarding crops, the production area can be planted and harvested once or twice per year. For example, wheat can be planted in July and harvested in December. Once harvested, soybean can be planted in the same area and harvested in April. As a result, planted and harvested areas can maximize their production in any given year. The production area for sugarcane can exceed the harvested area in one year. Grown sugarcane can be left in the fields and then harvested the following year.
The following table sets forth the production area for the periods indicated:

	Year ended December 31,
	2023	2022	2021	Chg (%) 2023-2022	Chg (%) 2022-2021
		Hectares
Crops (1)	194,225	194,236	176,825	—%	9.8%
Rice	58,452	60,857	44,282	(4.0)%	37.4%
Sugar, Ethanol and Energy	198,747	192,987	185,806	3.0%	3.9%
(1) Does not include second crop and forage area.
The increase in sugar, ethanol and energy production area in 2023 is explained by an increase in the leased space to ensure the sufficiency of our sugarcane supply during the entire year in accordance with our long-term growth plan.

Macroeconomic Developments in Emerging Markets
We generate nearly all of our revenue from the production of food and renewable energy in emerging markets. Therefore, our operating results and financial condition are directly impacted by macroeconomic and fiscal developments, including fluctuations in currency exchange rates, inflation and interest rate fluctuations, in those markets. The emerging markets where we conduct our business (including Argentina, Brazil and Uruguay) remain subject to such fluctuations. See “Item 3. Key Information—D. Risk Factors—Risks Related to the Countries in Which We Operate—Our results of operations and financial condition are dependent upon economic conditions in the emerging countries in which we operate” and “—Economic and political conditions in the countries in which we operate, and the perception of these conditions in international markets, may adversely impact our business, our access to the capital and debt markets, and our results of operations and financial condition.”
Moreover, economic conditions of the countries in which we operate may be impacted by inflation over domestic prices, which may result in higher costs and affect our revenues. High inflation rates may undermine the conditions that allow us to grow in those countries and induce to macroeconomic volatility, affecting overall competitiveness, increasing social and economic inequality, reducing employment, consumption and the level of economic activity and undermining confidence in the banking system, which could further limit domestic and international credit availability. In 2023, inflation in local currency in Argentina, Brazil and Uruguay was 211.4%, 4.6% and 5.11%, respectively. We present our results of operations adjusted by the effect of hyperinflationary accounting policies and translation for our Argentine operations according to IAS 29 (see “Presentation of Financial and Other Information—Financial reporting in a hyperinflationary economy). For further detail on the impact of inflation, see “Item 3. Key Information—D. Risk Factors—Risks Related to the Countries in Which We Operate—Inflation in some of the countries in which we operate, along with governmental measures to curb inflation, may have a significant negative effect on the economies of those countries and, as a result, on our financial condition and results of operations.”
In addition, government policies enacted in the countries in which we operate may have a material impact, or could materially affect, the Company’s operations. See “Item 3. Key Information—D. Risk Factors—Risks related to Our Business and Industries—Governmental policies reducing the amount of ethanol required to be added to gasoline, or eliminating tax incentives for flex-fuel vehicles, may adversely affect our business” and “—Our business is subject to significant governmental regulation, which may adversely affect our results of operations and financial condition.” See also “Item 4—Information on the Company—B. Business Overview—Recent Developments,” for additional information concerning macroeconomic events.

Effects of Export Taxes on Our Products

Since December 2023, export taxes were adjusted as per the following table:

Product	Export tax	Cap per dollar exported
Soybean and derivatives	33%	—
Corn	12%	—
Wheat	12%	—
Peanut	—%	—
Sunflower	—%	—
Cotton	5%	—
Rice	—%	—
UHT Milk	—%	—
Powdered Milk	—%	—
Cheese	—%	—
As local prices are determined by taking into consideration export parity references, any increase or decrease in export taxes would affect our results of operations.

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
As of December 31, 2023, the Argentine Peso-U.S. dollar exchange rate was Ps. 808.5 per U.S. dollar as compared to Ps. 177.1 per U.S. dollar as of December 31, 2022. As of December 31, 2023, the Real-U.S. dollar exchange rate was R$4.86 per U.S. dollar as compared to R$5.28 per U.S. dollar as of December 31, 2022.
The following graph shows the Argentine Peso-U.S. dollar rate and the real-U.S. dollar rate of exchange between December 31, 2017 and December 31, 2023, highlighting the period between January 1 and December 31, 2023:

(1)    Source: Bloomberg

Our principal foreign currency fluctuation risk involves changes in the value of the Brazilian Reais and the Argentine Peso relative to the U.S. dollar. Periodically, we evaluate our exposure and consider opportunities to mitigate the effects of currency fluctuations by entering into currency forward contracts and other hedging instruments.

Seasonality
Our business activities are inherently seasonal. We generally harvest and sell corn, soybean, rice, peanut and sunflower between February and August, and wheat from December to January. With the implementation of the "continuous harvest method,” sugarcane production is more stable during the year; however, the typical harvesting period in Brazil begins between April and May and ends between November and December. Sales of ethanol are generally concentrated during off-season to capture higher seasonal prices. Sales in other business segments, such as in our Dairy segment, tend to be more stable. However, milk sales are generally higher during the fourth quarter, when weather conditions are more favorable for production. As a result of the above factors, there may be significant variations in our results of operations from one quarter to another, since planting activities may be more concentrated in one quarter compared to another. In addition, our quarterly results may vary as a result of the effects of fluctuations in commodity prices and production yields and costs related to the “Initial recognition and changes in fair value of biological assets and agricultural produce” line item. See Note [32] to our Audited Consolidated Financial Statements.

Capital Expenditures and Other Investments

Capital expenditures totaled US$250.2 million, US$229.1 million and US$205.2 million for the years ended December 31, 2023, 2022 and 2021, respectively. Our capital expenditures during the last three years consisted mainly of expenses related to (i) transforming and increasing the productivity of our land, (ii) planting sugarcane and (iii) expanding and upgrading our production facilities, such as the acquisition of Uruguayan rice assets and operations.

Effects of Corporate Taxes on Our Income
We are subject to a variety of taxes on our results of operations. The following table shows the applicable income tax rates in effect for 2023:

Tax Rate (%)
Argentina (1)	35
Brazil	34
Uruguay	25
Spain	25
Luxembourg	24.94
Chile	27
________________________________________________________________________________________________
(1)Includes the Social Contribution on Net Profit (Contribuição Social Sobre o Lucro Líquido).

Operating Segments

The Company is engaged in agricultural, manufacturing and land transformation activities. Our agricultural activities consist of harvesting certain agricultural products, including crops, rough rice, and sugarcane, for sale to third parties and for internal use as inputs in our various manufacturing processes, and producing fluid milk. The manufacturing activities consist of (i) selling manufactured products, including processed peanuts, sunflower rice, sugar, ethanol and energy, among others, (ii) in producing UHT and UP milk, powdered milk and semi-hard cheese, among other dairy products; and (iii) providing services, such as grain warehousing and conditioning and handling and drying services, among others. The land transformation activities consist of the acquisition of farmlands or businesses with underdeveloped or underutilized agricultural land and implementing production technology and agricultural best practices on the Group’s farmlands to enhance yields and increase their value for potential realization through sale.

According to IFRS 8, operating segments are identified based on the ‘management approach’. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the CODM in deciding how to allocate resources and in assessing performance. The Company’s CODM is the Management Committee. IFRS 8 stipulates external segment reporting based on the Company’s internal organizational and management structure and on internal financial reporting to the CODM.

Effective for the year ended December 31, 2023, the Company`s CODM changed its internal reporting mainly to refine the way it views our farming business and its interaction with our overarching land transformation activities embedded within such farming business. Previously, the Company`s CODM reviewed the results of our land transformation strategy as a separate activity upon disposition of transformed farmlands and/or other rural properties, or the acquisition of an under-utilized land. As from the fourth quarter of 2023, the Company`s CODM started allocating any profit from disposition of a farmland or, a bargain purchase gain, as part of the farming activity where such farmland belongs. Our CODM believes that this allocation better aligns the activities which were conducted to achieve the full growth potential of the land through the years with its ultimate realization of incremental value. Therefore, any profit on the realization of land transformation activities is now included in the respective farming business operating segment to which the disposed/acquired land belongs.

Also, the Company`s CODM started allocating the results of our minor cattle activities —which were previously reported as part of “all other segments” since they did not meet the quantitative thresholds for disclosure —to the farmland where the cattle is assigned. The Company maintain cattle as complementary to the farming activities rather than as a separate business itself. Cattle helps preserve the value and productive capacity of the farmlands, avoiding the growth of undesired weeds.

These changes resulted in revisions to the financial information provided to the Company´s CODM on a recurring basis in their evaluation of our financial performance and the decision-making process. The Company´s CODM believes these changes better reflect the performance of our reportable segments. Accordingly, the Company changed the segment reporting under IFRS 8 as further described below. Previously reported segment financial information was recast for the years ended December 31, 2022 and 2021 to reflect the new reportable segment structure. See Note 3 to our Audited Consolidated Financial Statements for further details of this change.

Based on the foregoing, the Company operates in two major lines of business, Farming and Sugar, Ethanol and Energy.

–The “Farming” is further comprised of three reportable segments:

•“Crops” segment, which consists of the planting, harvesting and sale of grains, oilseeds and fibers (including wheat, corn, soybeans, peanuts, cotton and sunflowers, among others), and to a lesser extent the provision of grain warehousing/conditioning and handling and drying services to third parties. Each underlying crop in this segment does not represent a separate operating segment. Management seeks to maximize the use of the land through the cultivation of one or more type of crops. Types and surface amount of crops cultivated may vary from harvest-year to harvest-year depending on several factors, some of them out of our control. Management is focused on the long-term performance of productive land, and to that extent, our performance is assessed considering the aggregated combination, if any, of crops planted in the land. A single manager is responsible for the management of operating activity of all crops rather than for each individual crop.

•“Rice” segment, which consists of the planting, harvesting, processing and marketing of rice, and the genetic development of seeds; and

•“Dairy” segment, which consists of the production and sale of raw milk and industrialized products, including UHT and UP milk, cheese and powdered milk among others.

–The Sugar, Ethanol and Energy’ business is also a segment which consists of cultivating sugarcane which is processed in owned sugar mills, transformed into ethanol, sugar and electricity, in addition to biomethane and then marketed;

To evaluate the economic performance of our businesses on a monthly basis, the results of operations of our Argentine subsidiaries are based on monthly data adjusted for inflation and converted into the average exchange rate of the U.S. dollar for each month. These converted figures are not readjusted and reconverted subsequently. We also employ this methodology to translate the results of operations of our subsidiaries in countries without hyperinflationary economies, as it allows for a more accurate analysis of the integral economic performance of their businesses.

Key Financial and Operating Data
The following tables present selected sales data solely for the periods indicated below:

	For the year ended December 31,
	2023	2022	Chg (%) 2023-2022
Sales	(In thousands of $)
Farming Business	576,564	716,964	(19.6)%
Crops	166,253	277,751	(40.1)%
Soybean (1)(2)	42,610	81,757	(47.9)%
Corn (3)	22,490	71,188	(68.4)%
Wheat (4)	7,984	19,915	(59.9)%
Peanut	63,646	63,041	1.0%
Sunflower	15,396	24,833	(38.0)%
Cotton Lint	8,383	6,780	23.6%
Other crops (5)	5,744	10,237	(43.9)%
Rice (6)	230,192	204,201	12.7%
Dairy (7)	180,119	235,012	(23.4)%
Sugar, Ethanol and Energy Business	722,307	630,760	14.5%
Sugar	419,858	188,769	122.4%
Ethanol	247,008	387,124	(36.2)%
Energy	35,985	34,919	3.1%
Other (8)	19,456	19,948	(2.5)%
Total	1,298,871	1,347,724	(3.6)%
(1)    Includes soybean, soybean oil and soybean meal.
(2)    2022/2023 does not include soybean planted in Brazil as cover crop during the implementation of the agricultural technique known as meiosis. Revenues corresponding to the sale of this product are booked in the Sugar, Ethanol and Energy business.
(3)     Includes sorghum, chia and bean.
(4)    Includes barley, rye, oats, chickpea and vetch.
(5)    Includes seeds and farming services.
(6)    Includes sales of processed rice including rough rice purchased from third parties and processed in our own facilities, rice seeds and services.
(7)    Includes sales of energy from our biodigester, which produces biogas from effluents of our cows.
(8)    Includes operating leases and other services.

	2022/2023	2021/2022	2020/2021
	Harvest	Harvest	Harvest	Chg (%) 2022/2023-2021/2022	Chg (%) 2021/2022-2020/2021
Production	Year (1)	Year (1)	Year (1)
Farming Business
Crops (tons)(2)	483,855	769,524	733,334	(37.1)%	4.9%
Soybean (tons) (3)	123,827	177,963	172,969	(30.4)%	2.9%
Corn (tons) (4)	192,615	342,621	327,164	(43.8)%	4.7%
Wheat (tons) (5)	83,290	137,953	122,749	(39.6)%	12.4%
Peanut (tons)	39,306	62,433	77,891	(37.0)%	(19.8)%
Sunflower (tons)	32,565	39,054	28,436	(16.6)%	37.3%
Cotton Lint (tons)	6,224	4,262	1,772	46.0%	140.5%
Others	6029	5238	2353	15.1%	122.6%
Rice (tons) (6)	354,128	416,735	346,685	(15.0)%	20.2%

(1)    The table reflects the production in respect of harvest-years as of December 31.
(2)    Crop production does not include 288,137 tons, 314,000 tons and 300,782 tons of forage produced as of December 31, in the 2022/2023, 2021/2022 and 2020/2021 harvest-years, respectively.
(3)    2021/2022 does not include soybean planted in Brazil as cover crop during the implementation of the agricultural technique known as meiosis. Revenues corresponding to the sale of this product are booked in the Sugar, Ethanol and Energy business.
(4)    Includes sorghum.
(5)    Includes barley, rye, oats, chickpea and vetch.
(6)    Expressed in tons of white rice equivalent produced on owned and leased farms. The white rice equivalent we produce, along with additional rice we purchase from third parties, is ultimately processed and constitutes the product sold in respect of the rice business.

	For the year ended December 31,
	2023	2022	Chg (%) 2023-2022
Processed rice (1) (tons)	280,246	396,681	(29.4)%
Dairy(2) (thousand liters)	199,913	185,583	7.7%
Processed Milk (3) (thousand liters)	351,754	359,435	(2.1)%
Sugar, Ethanol and Energy Business
Sugar (tons)	805,608	481,919	67.2%
Ethanol (cubic meters)	522,508	540,231	(3.3)%
Energy (4) (MWh)	694,259	608,964	14.0%
Land Transformation Activity (hectares traded)	—	—
(1)    Includes rough rice purchased from third parties and processed in our own facilities. Expressed in tons of rough rice (one ton of processed rice is approximately equivalent to 1.6 tons of rough rice).
(2)    Raw milk produced at our dairy farms.
(3)    Consists of our and third parties` raw milk processed in our industrial facilities of Morteros and Chivilcoy.
(4)    Energy exported to grid.

	2023/2024	2022/2023	2021/2022	Chg (%) 2023/2024-2022/2023	Chg (%) 2022/2023-2021/2022
	Harvest	Harvest	Harvest
Planted Area	Year (1)	Year	Year
		(Hectares)
Farming Business (2)
Crops	232,852	223,296	241,192	4.3%	(7.4)%
Soybean (1)	88,691	81,770	71,074	8.5%	15.0%
Corn (3)	59,812	41,411	57,536	44.4%	(28.0)%
Wheat (4)	28,142	35,789	46,509	(21.4)%	(23.0)%
Peanut	24,282	19,813	22,102	22.6%	(10.4)%
Sunflower	10,832	18,131	23,092	(40.3)%	(21.5)%
Cotton	5,199	10,075	7,427	(48.4)%	35.7%
Others	3,692	2,657	3,246	38.9%	(18.1)%
Forage	12,202	13,650	10,206	(10.6)%	33.7%
Rice	58,452	55,648	60,857	5.0%	(8.6)%
Total Planted Area	291,304	278,944	302,049	4.4%	(7.6)%
Second Harvest Area	26,587	32,763	39,967	(18.9)%	(18.0)%
Leased Area	153,040	130,463	143,675	17.3%	(9.2)%
Owned Croppable Area (5)	99,637	102,127	111,464	(2.4)%	(8.4)%
(1)    Represents the planting plan for the 2023/2024 campaign. As of December 31, 2023, 89% of the planting plan is seeded.
(2)    Includes hectares planted in the second harvest.
(3)    Includes sorghum.
(4)    Includes barley, rye, oats, chickpea and vetch.
(5)    Does not include potential croppable areas being evaluated for transformation and does not include forage area.

	For the year ended December 31,
	2023	2022	Chg (%) 2023-2022
Sugar, Ethanol and Energy Business
Sugarcane plantation	198,747	192,987	3.0%
Owned land	10,024	12,951	(22.6)%
Leased land	188,723	180,036	4.8%

For the year ended December 31, 2023, as compared to year ended December 31, 2022
The following table sets forth certain financial information with respect to our consolidated results of operations for the years indicated.

	2023	2022	Chg (%) 2023-2022
	(In thousands of $)
Sales of goods and services rendered	1,298,871	1,347,724	(3.6)%
Cost of goods sold and services rendered	(973,180)	(1,075,747)	(9.5)%
Initial recognition and changes in fair value of biological assets and agricultural produce	87,858	215,941	(59.3)%
Changes in net realizable value of agricultural produce after harvest	1,838	(22,293)	(108.2)%
Margin on manufacturing and agricultural activities before operating expenses	415,387	465,625	(10.8)%
General and administrative expenses	(70,320)	(84,287)	(16.6)%
Selling expenses	(129,092)	(143,515)	(10.0)%
Other operating income / (expense), net	25,590	1,870	1268%
Bargain purchase gain on acquisition	—	10,107	(100)%
Profit from operations	241,565	249,800	(3.3)%
Finance income	157,100	25,308	520.8%
Finance costs	(122,087)	(137,600)	(11.3)%
Other financial results - Net gain / (loss) of inflation effects on monetary items	28,816	(2,144)	(1444)%
Financial results, net	63,829	(114,436)	(156)%
Profit before income tax	305,394	135,364	125.6%
Income tax expense	(78,673)	(26,758)	194.0%
Profit for the year	226,721	108,606	108.8%

Sales of Goods and Services Rendered

For the year ended December 31,	Crops	Rice	Dairy	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2023	166,253	230,192	180,119	722,307	1,298,871
2022	277,751	204,201	235,012	630,760	1,347,724

Sales of goods and services rendered decreased 3.6%, from $1.35 million for the year ended December 31, 2022, to $1.30 million for the prior-year period in 2023, primarily as a result of:
•a $111.5 million decrease in our Crops segment driven by: (i) a 35.1% decrease in the volume of soybean, from 167,881 tons for the year ended December 31, 2022, to 108,942 tons during the same period in 2023, a 45.6% and 26.8% decrease in the volume of corn and wheat sold, respectively, from 295,299 and 81,971 tons during the year ended December 31, 2022, to 160,522 and 60,019 tons during the same period in 2023, impacted negatively by adverse weather conditions of La Niña; (ii) a general decrease in crop prices, mainly driven by a 19.7% decrease in soybean prices (from US$486.9 per ton in 2022 to US$391.1 per ton in 2023), and a 45.3% decrease in wheat prices (from US$243 per ton in 2022 to US$133 per ton in 2023); and (iii) a negative impact of US$2.5 million due to the application of hyperinflation accounting and translation to our Argentine operations for the year ended December 31, 2022, compared to a negative impact of US$50.7 million for the same period in 2023;

The following table sets forth the breakdown of sales for the years indicated.

	Year ended December 31,			Year ended December 31,			Year ended December 31,
	2023	2022	% Chg	2023	2022	% Chg	2023	2022	% Chg
	(In millions of $)			(In thousands of tons)			(In $ per ton)
Soybean	42.6	81.8	(47.9)%	108.9	167.9	(35.1)%	391.1	486.9	(19.7)%
Corn (1)	22.5	71.2	(68.4)%	160.5	295.3	(45.6)%	140.1	241.1	(41.9)%
Wheat	8.0	19.9	(59.8)%	60.0	82.0	(26.8)%	133.0	243.0	(45.3)%
Peanut	63.6	63.0	1.0%	49.7	50.4	(1.4)%	1,280.0	1,250.3	2.4%
Sunflower	15.4	24.8	(37.9)%	34.6	32.7	5.81%	$444.3	$758.3	(41.4)%
Others	14.2	17.1	(17.1)%
Total	166.3	277.8	(40.1)%

•a $54.9 million decrease in our Dairy segment mainly due to (i) a 1.8% decrease in volumes sold from 411.6 million liters during the year ended December, 31, 2022 compared to 404.2 million liters during the same period in 2023; and (ii) a negative impact of $1.2 million due to the application of hyperinflation accounting and translation to our Argentine operations during the year ended December 31, 2022, compared to a negative impact of $66.8 million during the same period in 2023.

These effects were partially offset by:
•a US$26.0 million increase in our Rice segment, mainly driven by: (i) a 22.6% increase in the price of white rice, from US$554.0 per ton for the year ended December 31, 2022, to US$679.2 per ton for the same period in 2023, and (ii) a 49% increase in the sale of by-products, from US$26.4 thousand for the year ended December 31, 2022, compared to US$39.3 thousand for the same period in 2023; partially offset by (i) a negative impact of $0.2 million due to the application of hyperinflation accounting and translation to our Argentine operations for the year ended December 31, 2022, compared to a negative impact of $26.2 million for the same period in 2023; and (ii) lower production from 416,735 tons during the year ended December 31, 2022, compared to 354,128 tons during the same period in 2023, mainly driven by La Niña negative impact, which was partially offset due to rice stocks selloff.
•a US$91.7 million increase in our Sugar, Ethanol and Energy segment, mainly due to: (i) a 23.1% increase in average sugar price, from US$428.40 per ton for the year ended December 31, 2022 to US$527.30 per ton for the same period in 2023; (ii) a 15.7% increase in the volume of sugar and ethanol sold, measured in TRS equivalent, from 1.392 thousand tons of TRS for the year ended December 31, 2022 to 1.611 thousand tons of TRS compared to the same period in 2023; and (iii) energy sales amounted to US$36.0 million, 3.2% higher compared to the same period of last year, driven by an 10.3% increase in selling volumes which fully offset the 5.0% decline in the average selling price.
This was partially offset by a 23.6% decrease in ethanol prices, from US$702 per cubic meter for the year ended December 31, 2022, to $536.1 per cubic meter for the same period in 2023.
The following table sets forth the breakdown of sales of manufactured products for the years indicated.

	For the year ended December 31,			For the year ended December 31,			For the year ended December 31,
	2023	2022	Chg %	2023	2022	Chg %	2023	2022	Chg %
	(in millions of $)			(in thousand units)			(in dollars per unit)
Ethanol (cubic meters)	247.0	387.1	(36.2)%	460.7	551.4	(16.4)%	536.1	702.00	(23.6)%
Sugar (tons)	419.9	188.8	122.4%	796.3	440.6	80.7%	527.3	428.4	23.1%
Energy (MWh)	36.0	34.9	3.2%	834.4	706.6	18.1%	43.1	49.4	(12.8)%
Others	19.5	20.0	(2.5)%
TOTAL	722.4	630.8	14.5%

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

Cost of Goods Sold and Services Rendered

For the year ended December 31,	Crops	Rice	Dairy	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2023	(143,879)	(170,258)	(154,473)	(504,570)	(973,180)
2022	(255,595)	(160,426)	(203,885)	(455,841)	(1,075,747)

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
Cost of manufactured products sold, and services rendered decreased 9.5%, from US$1.1 billion during the 12-month period ended December 31, 2022, to US$0.9 billion for the same period in 2023. This decrease was primarily due to:

•a US$111.7 million decrease in our Crops segment, mainly due to lower sales driven by a significant decline in yields attributable to La Niña weather event in Argentina and Uruguay, coupled with a positive impact of US$2.2 million due to the application of hyperinflation accounting and translation to our Argentine operations for the year ended December 31, 2022, compared to a positive impact of US$45.1 million for the same period in 2023.

•a US$49.4 million decrease in our Dairy segment, mainly driven by a positive impact of US$1 million due to the application of hyperinflation accounting and translation to our Argentine operations for the year ended December 31, 2022, compared to a positive impact of US$54.9 million for the same period in 2023;

This effects were partially offset by:
•a US$48.7 million increase in our Sugar, Ethanol and Energy segment, mainly explained by a 20.6% year-over-year increase in total TRS equivalent produced, on account of more crushing and higher TRS content per hectare.

•a US$9.8 million increase in our Rice segment, mainly driven by higher rough rice prices on international and domestic market conditions mainly generated by supply issues and heavy droughts held during 2023, respectively; partially offset by a negative impact of US$0.4 million due to the application of hyperinflation accounting and translation to our Argentine operations for the year ended December 31, 2022, compared to a positive impact of US$8.1 million for the same period in 2023;

Initial Recognition and Changes in Fair Value of Biological Assets and Agricultural Produce

Year ended December 31,	Crops	Rice	Dairy	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2023	(10,327)	(4,301)	8,050	94,436	87,858
2022	64,061	16,557	27,257	108,066	215,941

Initial recognition and changes in fair value of biological assets and agricultural produce decreased 59.3%, from US$215.9 million for the year ended December 31, 2022, to US$87.9 million for the same period in 2023. This decrease was mainly due to:

- a US$74.4 million decrease in our Crops segment from US$64.1 million for the year ended December 31, 2022 (US$60.5 million of which were realized gains) to US$10.3 million loss for the same period in 2023 (US$9 million of which were realized losses). This decrease was primarily due to:

•a positive impact of US$1.4 million resulting from the application of hyperinflation accounting and translation to our Argentine operations for the year ended December 31, 2022, compared to a negative impact of US$5.5 million for the same period in 2023, coupled with the recognition at fair value of harvested crops, as adjusted for sales costs, which decreased US$68.9 million, from a gain of US$62.1 million for the year ended December 31, 2022, to a loss of US$6.7 million for the same period in 2023, which was mainly driven by the significant decline in yields due to the extreme drought caused by La Niña weather event in Argentina and Uruguay;
- a US$20.8 million decrease in our Rice segment, from US$16.6 million for the year ended December 31, 2022 (US$12.7 million of which were realized gains) to a loss of US$4.3 million for the same period in 2023 (US$1.5 million of which were realized losses). This decrease was due to:

•a US$20.9 million decrease in the recognition at fair value of harvested rice at the point of harvest, as adjusted for sales costs, from a gain of US$16.6 million for the year ended December 31, 2022, to a loss of US$4.3 million for the same period in 2023, mainly driven by a decrease in yields and rice quality due to the heavy droughts experienced during the period throughout the regions where we operate, and a positive impact of US$0.5 million due to hyperinflation accounting and translation for our Argentine operations for the year ended December 31, 2022, compared to a negative impact of US$1.8 million for the same period in 2023;

- a US$19.2 million decrease in our Dairy segment, from US$27.3 million for the year ended December 31, 2022 (US$29.8 million of which were realized) to a gain US$8.1 million for the same period in 2023 (US$26.7 million of which were realized). This decrease was due to:

•an increase in cow nutrition costs mainly driven by La Niña weather event and supply of corn silages production, coupled with a negative impact of US$0.3 million due to the application of hyperinflation accounting and translation to our Argentine operations for the year ended December 31, 2022, compared to a negative impact of $6.0 million in the same period in 2023.
- a US$13.6 million decrease in our Sugar, Ethanol and Energy segment from US$108.1 million for the year ended December 31, 2022 (US$35.2 million of which were unrealized gains) to a gain of US$94.4 million for the same period in 2023 (including US$15.4 million of unrealized losses). This decrease was mainly due to:
•a US$49.5 million decrease in the recognition at fair value of non-harvested sugarcane, from a gain of US$34.8 million for the year ended December 31, 2022, to a loss of US$14.7 million in the same period in 2023, mainly driven by 2022 unharvested results which comprise a recovery year-over-year in sugarcane productivity level compared to the impact of the decrease in ethanol projected prices by the end of 2023, partially offset by a US$35.3 million increase in the recognition at fair value of harvested sugarcane, from a gain of US$72.8 million for the year ended December 31, 2022, to a gain of US$108.2 million for the same period in 2023, mainly due to 16% higher sugarcane crushed.

Changes in Net Realizable Value of Agricultural Produce after Harvest

Year ended December 31,	Crops	Rice	Dairy	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2023	1,994	—	—	(156)	1,838
2022	(21,359)	—	—	(934)	(22,293)
Changes in net realizable value of agricultural produce after harvest is mainly comprised of: (i) profit or loss from commodity price fluctuations during the period the agricultural produce is in inventory, which has an impact over its fair value; (ii) profit or loss from the valuation of forwards contracts related to agricultural produce in inventory; and (iii) profit from direct exports.
Changes in net realizable value of agricultural produce after harvest decreased US$24.1 million, from a loss of US$22.3 million for the year ended December 31, 2022, to a gain of US$1.8 million for the same period in 2023, as a result of a increase in crop prices after harvest, which resulted in a higher fair value of our crops held in inventories for the year ended December 31, 2023.

General and Administrative Expenses

Year ended December 31,	Crops	Rice	Dairy	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
2023	(9,913)	(11.273)	(6,955)	(25,591)	(16,588)	(70,320)
2022	(13,310)	(15.314)	(10,197)	(21,917)	(23,549)	(84,287)
Our general and administrative expenses decreased 16.6%, from US$84.3 million during the year ended December 31, 2022, to US$70.3 million during the same period in 2023. This decrease is mainly driven by an action plan set by the company which aimed to reduce expenses and generate savings, among other initiatives.

Selling Expenses

Year ended December 31,	Crops	Rice	Dairy	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
2023	(16,114)	(26,449)	(17,176)	(69,155)	(198)	(129,092)
2022	(31,682)	(34,436)	(26,974)	(50,165)	(258)	(143,515)
Selling expenses decreased 10%, from US$143.5 million for the year ended December 31, 2022, to US$129.1 million for the same period in 2023. This decrease was driven by:
•a US$18.9 million increase in the Sugar, Ethanol and Energy segment, due to higher freight costs as a consequence of the increase in sugar sales, in order to profit from higher relative prices;
•a US$15.6 million decrease in the Crops segment, due to lower volumes sold and the elimination of export taxes in some of our crops;
•a US$9.8 million decrease in the Dairy segment, due to lower export selling volume; and
•an US$8 million decrease in the Rice segment due to lower volume sold as well as to the elimination of export taxes.

Other Operating Income, Net

For the year ended December 31,	Crops	Rice	Dairy	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
2023	15,285	7,218	912	2,463	(288)	25,590
2022	(341)	(544)	(11)	2,881	(115)	1,870

Other operating income increased from a gain of US$1.9 million for the year ended December 31, 2022, to a gain of US$25.6 million for the same period in 2023, primarily due to:
•a US$15.6 million increase in our Crops segment due to the revaluation of investment property, coupled with the mark-to-market effect of our soybean and corn hedge positions; and
• a US$7.8 million increase in our Rice segment mainly related to the sale of property, plant and equipment in our rice operations.

Bargain purchase gain

For the year ended December 31,	Crops	Rice	Dairy	All Other Segments	Cattle	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
2023	—	—	—	—	—	—	—	—
2022	—	10,107	—	—	—	—	—	10,107

During 2022 bargain purchase gain includes the results from our M&A operation in rice segment, which generated $10.1 million gain.

Financial Results, Net
Our financial results, net increased from a loss of US$114.4 million for the year ended December 31, 2022, to a gain of US$63.8 million for the same period in 2023. The line of Net gain of inflation effects on the monetary items increases from a loss of US$2.1 million for the year ended December 31, 2022, to a gain of US$28.8 million for the same period in 2023. These reflects the results derived from the exposure of our net monetary position to inflation in Argentina. Monetary assets generate a loss when exposed to inflation while monetary liabilities generate a gain when inflation reduces their outstanding balances in real terms. The positive results are primarily driven by the impact of inflation on our accounts payables and short-term debt in local currency. Inflation rates in Argentina stood at 211.4% and 94.8% in 2023 and 2022, respectively.

The following table sets forth the breakdown of financial results for the periods indicated.

	Year ended December 31,
	2023	2022
	(In thousand of $)		% Change
Interest income	7,134	5,781	23.4%
Interest expense	(31,906)	(50,037)	(36.2)%
Finance Cost - Right-of-use Assets	(40,203)	(31,113)	29.2%
Foreign exchange gain/(losses), net	90,930	19,278	371.7%
Cash flow hedge – transfer from equity	(36,863)	(40,195)	(8.3)%
Gain from interest rate /foreign exchange rate derivative financial instruments	3,501	(2,384)	(246.9)%
Taxes	(5,473)	(4,862)	12.6%
Other Income	47,893	(8,760)	(646.7)%
Other financial results - Net gain of inflation effects on the monetary items	28,816	(2,144)	(1,444.0)%
Total Financial Results	63,829	(114,436)	(155.8)%
Income Tax (expense)
Current income tax totaled an expense of $78.7 million in 2023, compared to $26.8 million in 2022.
In 2023, income tax calculated at the tax rates applicable in the countries where we operate amounted to an expense of US$103.9 million. Income tax expense has been adjusted for (i) a US$30 million loss related to the application of IAS 29 to the shareholders’ equity of our Argentine Subsidiaries; (ii) a US$1.3 million gain due to changes in the statutory income tax in Argentina and (iii) a US$1.6 million loss related to non-deductible items, partially offset by (a) the recognition of unused tax losses for US$39 million, mainly by our Argentine subsidiaries resulting from Tax inflation adjustment (See Note 10 to our Consolidated Financial Statements), and (b) non-taxable income in the amount of US$20.0 million related to a supplementary law in Brazil (Lei Complementar or the “Suplementary Law”) which provides for ICMS tax benefits granted by the Brazilian Government with the objective of subsidizing investments, by excluding such grants from the calculation of tax benefits.
In 2022, income tax calculated at the tax rates applicable in the countries where we operate amounted to an expense of US$43.8 million. Income tax expense has been adjusted for (i) a US$18.2 million loss related to the application of IAS 29 to the shareholders’ equity of our Argentine subsidiaries; (ii) a US$2.2 million loss due to changes in the statutory income tax in Argentina; and (iii) a US$1.9 million loss related to non-deductible items, partially offset by (a) the recognition of unused tax losses for US$19.4 million, mainly by our Argentine subsidiaries resulting from Tax inflation adjustment (See Note 10 to our Consolidated Financial Statements), and (b) non-taxable income in the amount of US$16.9 million related to a supplementary law in Brazil (Lei Complementar or the “Supplementary Law”) which provides for ICMS tax benefits granted by the Brazilian Government with the objective of subsidizing investments, by excluding such grants from the calculation of tax benefits.

Profit for the Year
As a result of the foregoing, our net income total in 2023 and 2022 increased US$226.9 million and US$108.6 million, respectively.

Year Ended December 31, 2022, as compared to year ended December 31, 2021

See “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022 for a comparative discussion for the years ended December 31, 2022 and 2021.

Reconciliation of non-IFRS measures:

Below are reconciliations of non-IFRS measures related to our consolidated statements of income. See “Presentation of Financial And Other Information—Non-IFRS Financial Measures.”

The following tables show a reconciliation of Adjusted Segment EBITDA to our segments’ profit / (loss) from operations before financing and taxation, the most directly comparable IFRS financial measure, and a reconciliation of Adjusted Consolidated EBITDA to our net profit (loss) for the year, the most directly comparable IFRS financial measure.

	For the year ended December 31, 2023
	Crops	Rice	Dairy	Farming Subtotal	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
Adjusted Segment EBITDA (unaudited)
Profit/(Loss) from Operations as per Segment Information	8,603	33,891	17,572	60,066	219,734	(23,675)	256,125
Net (gain) from Fair value adjustment of investment property as per Segment Information	(10,199)	(1,176)	—	(11,375)	—	—	(11,375)
Reverse of revaluation surplus derived from the disposals of assets before taxes	20,245	—	—	20,245	—	—	20,245
Adjusted Segment EBIT (unaudited)(1)	18,649	32,715	17,572	68,936	219,734	(23,675)	264,995
Depreciation of Property, plant and equipment and amortization of Intangible Assets as per Segment Information	8,330	15,154	10,913	34,397	175,903	1,275	211,575
Adjusted Segment EBITDA (unaudited)(1)	26,979	47,869	28,485	103,333	395,637	(22,400)	476,570
Reconciliation to Profit
Profit for the year							226,721
Income tax expense							78,673
Interest expense, net							24,772
Foreign exchange, net							(90,930)
Other financial results - Net (gain) of inflation effects on the monetary items							(28,816)
Other financial results, net							31,145
Combined effects of IAS 29 and IAS 21 of the Argentine subsidiaries of Profit from operations							14,560
Revaluation surplus derived from the disposals of assets before taxes							20,245
Net (gain) from Fair value adjustment of investment property as per Segment Information							(11,375)
Adjusted Consolidated EBIT (unaudited) (1)							264,995
Depreciation of Property, Plant and Equipment and amortization of Intangible Assets as per Segment Information							211,575
Adjusted Consolidated EBITDA (unaudited)(1)							476,570
(1)See “Presentation of Financial and Other Information” for the definitions of “Adjusted Segment EBIT,” “Adjusted Consolidated EBIT,” “Adjusted Segment EBITDA” and “Adjusted Consolidated EBITDA.”

	For the year ended December 31, 2022
	Crops	Rice	Dairy	Farming Subtotal	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
Adjusted Segment EBITDA (unaudited)
Profit/(Loss) from Operations as per Segment Information	18,733	19,792	21,385	59,910	212,850	(23,806)	248,954
Bargain purchase gain on acquisition as per Segment Information	—	(10,070)	—	(10,070)			(10,070)
Net loss from Fair value adjustment of investment property	2,184	580	—	2,764	—	—	2,764
Adjusted Segment EBIT (unaudited)(1)	20,917	10,302	21,385	52,604	212,850	(23,806)	241,648
Depreciation and amortization	8,017	12,215	10,075	30,307	160,920	(22)	191,205
Adjusted Segment EBITDA (unaudited)(1)	28,934	22,517	31,460	82,911	373,770	(23,828)	432,853
Reconciliation to Profit
Profit for the year							108,606
Income tax expense							26,758
Interest expense, net							44,256
Foreign exchange, net							(19,278)
Other financial results - Net loss of inflation effects on the monetary items							2,144
Other financial results, net							87,314
Combined effects of IAS 29 and IAS 21 of the Argentine subsidiaries of Profit from operations							(846)
Bargain purchase gain on acquisition as per Segment Information							(10,070)
Net loss from Fair value adjustment of investment property							2,764
Adjusted Consolidated EBIT (unaudited)(1)							241,648
Depreciation and amortization							191,205
Adjusted Consolidated EBITDA (unaudited)(1)							432,853
(1)See “Presentation of Financial and Other Information” for the definitions of “Adjusted Segment EBIT,” “Adjusted Consolidated EBIT,” “Adjusted Segment EBITDA” and “Adjusted Consolidated EBITDA.”

	For the year ended December 31, 2021
	Crops	Rice	Dairy	Farming Subtotal	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
Adjusted Segment EBITDA (unaudited)
Profit/(Loss) from Operations as per Segment Information	49,317	32,976	15,757	98,050	190,873	(22,322)	266,601
Net loss from fair value adjustment of investment property	2,832	1,052	—	3,884	—	—	3,884
Adjusted Segment EBIT (unaudited)(1)	52,149	34,028	15,757	101,934	190,873	(22,322)	270,485
Depreciation and amortization	6,583	8,173	7,144	21,900	143,981	738	166,619
Adjusted Segment EBITDA (unaudited)(1)	58,732	42,201	22,901	123,834	334,854	(21,584)	437,104
Reconciliation to Profit
Profit for the year							130,717
Income tax benefit							43,837
Interest expense, net							58,455
Foreign exchange, net							(18,939)
Other financial results - Net (gain) of inflation effects on the monetary items							(11,541)
Other financial results, net							75,495
Combined effects of IAS 29 and IAS 21 of the Argentine subsidiaries of Profit from operations							(11,423)
Net loss from fair value adjustment of investment property							3,884
Adjusted Consolidated EBIT (unaudited)(1)							270,485
Depreciation and amortization							166,619
Adjusted Consolidated EBITDA (unaudited)(1)							437,104
(1)See “Presentation of Financial and Other Information” for the definitions of “Adjusted Segment EBIT,” “Adjusted Consolidated EBIT,” “Adjusted Segment EBITDA” and “Adjusted Consolidated EBITDA.”

Adjusted Net Income
	2023	2022	2021
	(In thousands of $)
Profit for the year	226,721	108,606	130,717
Foreign exchange gains, net	(90,930)	(19,278)	(18,939)
Cash flow hedge – transfer from equity	36,863	40,195	52,650
Other financial results - Net (gain) / loss of inflation effects on monetary items	(28,816)	2,144	(11,541)
Net (gain) / loss from fair value adjustment of investment property	(10,620)	2,961	4,331
Bargain purchase gain on acquisition	—	(10,107)	—
Revaluation surplus of farmland sold	20,245	—	—
Adjusted Net income	153,463	124,521	157,218

Adjusted Free Cash Flow	2023	2022	2021
	(In thousands of $)
Net cash generated from operating activities	434,907	370,026	348,662
Net cash used in investing activities	(111,552)	(299,264)	(175,221)
Interest paid	(55,476)	(44,788)	(53,587)
Lease payments	(104,097)	(91,175)	(62,273)
Dividends paid to non-controlling interest	—	(358)	(311)
Short-term investments	(35,610)	98,010	—
Reversal of Expansion Capital expenditures (unaudited)	67,119	70,786	58,030
Other financial income	(54,687)	—	(12,708)
IAS 29 & IAS 21 effect for operating Activities	16,383	38,043	30,666
IAS 29 & IAS 21 effect for investing Activities - less the effect over gains on bond arbitrage transactions included in Other financial income	10,635	83	4,896
IAS 29 & IAS 21 effect for Interest Paid	8,253	(77)	1,109
Adjusted Free Cash Flow from Operations (unaudited)	175,875	141,286	139,263
Expansion Capital expenditures (unaudited)	(67,119)	(70,786)	(58,030)
Adjusted Free Cash Flow (unaudited)	108,756	70,500	81,233

Indebtedness	2022	2021	2020
	(In thousands of $)
Net Debt (unaudited)	502,531	678,528	617,885
Net Debt / Adjusted Consolidated EBITDA (unaudited)	1.05 x	1.56 x	1.41 x

Reconciliation - Net Debt	2023	2022	2021
	(In thousands of $)
Total Borrowings	904,949	1,007,752	817,651
Cash and cash equivalents	(339,781)	(230,653)	(199,766)
Restricted short-term investments	(62,637)	(98,571)	—
Net Debt (unaudited)	502,531	678,528	617,885
Reconciliation of Adjusted Free Cash Flow to Net increase/(decrease) in Cash and Cash Equivalents

	2023	2022	2021
	(In thousands of $)
Net increase/(decrease) in cash and cash equivalents	114,612	47,189	(129,692)
Interest Paid	(55,476)	(44,788)	(53,587)
Lease Payments	(104,097)	(91,175)	(62,273)
Dividends paid to non-controlling interest	—	(358)	(311)
Restricted short-term investment	(35,610)	98,010	—
Other financial income	(54,687)	—	(12,708)
Net cash used in financing activities	208,743	23,573	303,133
IAS 29 & IAS 21 effect for operating activities	16,383	38,043	30,666
IAS 29 & IAS 21 effect for investing activities	10,635	83	4,896
IAS 29 & IAS 21 effect for interest paid	8,253	(77)	1,109
Adjusted Free Cash Flow (unaudited)	108,756	70,500	81,233

 Reconciliation of Adjusted Free Cash Flow from operations to Net increase/(decrease) in Cash and Cash Equivalents

	2023	2022	2021
	(In thousands of $)
Net increase/(decrease) in cash and cash equivalents	114,612	47,189	(129,691)
Expansion Capital Expenditures (unaudited)	67,119	70,786	58,030
Interest Paid	(55,476)	(44,788)	(53,587)
Lease payments	(104,097)	(91,175)	(62,273)
Dividends paid to non-controlling interest	—	(358)	(311)
Restricted short-term investment	(35,610)	98,010	—
Other financial income	(54,687)	—	(12,708)
Net cash used in financing activities	208,743	23,573	303,133
IAS 29 & IAS 21 effect for operating activities	16,383	38,043	30,666
IAS 29 & IAS 21 effect for investing activities	10,635	83	4,896
IAS 29 & IAS 21 effect for interest paid	8,253	(77)	1,109
Adjusted Free Cash Flow from operations (unaudited)	175,875	141,286	139,264

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

Years ended December 31, 2023 and 2022
The table below reflects our statements of Cash Flow for the fiscal years ended December 31, 2023 and 2022.

	Year ended December 31,
	2023	2022
	(in thousands of $)
Cash and cash equivalents at the beginning of the year	230,653	199,766
Net cash generated from operating activities (1)	434,907	370,026
Net cash used in investing activities (2)	(111,552)	(299,264)
Net cash used from financing activities (3)	(208,743)	(23,573)
Effect of exchange rate changes and inflation on cash and cash equivalents (4)	(5,484)	(16,302)
Cash and cash equivalents at the end of the year	339,781	230,653

(1) Includes US$ thousands (16,383) and US$ thousands (38,043) of the combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries for 2023 and 2022 , respectively.
(2) Includes US$ thousands (41,179) and US$ thousands (83) of the combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries for 2023 and 2022, respectively.
(3) Includes US$ thousands 45,933 and US$ thousands 45,359 of the combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries for 2023 and 2022, respectively.
(4) Includes US$ thousands 11,629 and US$ thousands (7,233) of the combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries for 2023 and 2022, respectively.
Operating Activities
Year ended December 31, 2023
For the year ended December 31, 2023, net cash generated by operating activities was $434.9 million. During this year, we generated a net gain of $226.7 million that included non-cash charges relating primarily to depreciation of Property, plant and equipment and Right of use assets for $274.1 million, interest and other financial expenses, net of $16.4 million, $36.9 million loss as a result of the reclassification from Equity to Financial results, net in connection with the cash flow hedge accounting and unrealized losses in initial recognition and changes in fair value of non-harvested biological assets of $17.7 million. All these effects were partially offset by a gain of $8.6 million as a result of our derivative financial instruments position, foreign exchange gains of $90.9 million, and a $28.8 million gain resulting from inflation effects on the monetary items.
In addition, other changes in operating asset and liability balances resulted in a net decrease in cash of $70.8 million, primarily due to a decrease in trade and other payables and an increase in biological assets. For the year ended December 31, 2023, income tax paid totaled $1.3 million.
The net cash generated by operating activities in 2023 includes a $16.4 million negative combined effect resulting from the application of IAS 29 and IAS 21 by our Argentine subsidiaries.
Year ended December 31, 2022
For the year ended December 31, 2022, net cash generated by operating activities was $370.0 million. During this year, we generated a net gain of $108.6 million that included non-cash charges relating primarily to depreciation of Property, plant and equipment and Right of use assets for $254.4 million, Interest and other financial expenses, net of $83.1 million, $40.2 million loss as a result of the reclassification from Equity to Financial results, net in connection with the cash flow hedge accounting and losses for $13.7 million as a result of our derivative financial instruments position. All these effects were partially offset by an unrealized gain in initial recognition and changes in fair value of non-harvested biological assets of $44.9 million, foreign exchange gains of $19.3 million and a $10.1 million gain resulting from bargain purchase gain on acquisitions.

In addition, other changes in operating asset and liability balances resulted in a net decrease in cash of $86.8 million, primarily due to an increase in trade and other receivables and a decrease in trade and other accounts payable. During 2022 income tax paid totaled $8.1 million.
The net cash generated by operating activities in 2022 includes a $38.0 million negative combined effect resulting from the application of IAS 29 and IAS 21 by our Argentine subsidiaries.
Investing Activities
Year ended December 31, 2023
Net cash used in investing activities totaled $111.6 million for the year ended December 31, 2023, primarily due to an investment of $133.3 million related to the renewal and expansion of our sugarcane plantation, a $113.3 million investment for the purchase of agricultural and industrial equipment, related to small projects including the construction of our second biodigester in order to increase our biogas production, which later is converted into biomethane and is used to replace our diesel consumption in Brazil, and the conclusion of the construction of our second biodigestor and the upgrade of our cheese equipment to enhance our product portfolio offering in our Dairy business. Net inflows from investing activities were related to financial gains on bond arbitrage transactions for $54.7 million, $37.3 million collected from the sale of farmland and other assets and disposals of short term investment, net of acquisition for $35.6 million.
Net cash used in investing activities in 2023 includes a $41.2 million negative combined effect resulting from the application of IAS 29 and IAS 21 by our Argentine subsidiaries, of which $30.5 million is related to financial gains on bond arbitrage transactions.
Year ended December 31, 2022
Net cash used in investing activities totaled $299.3 million in the year ended December 31, 2022, primarily due to an investment of $103.2 million related to the renewal and expansion of our sugarcane plantation, a $125.9 million investment for the purchase of agricultural and industrial equipment, as we strive to maintain and expand the crushing capacity of our Ivinhema and Angelica mills, capitalization of interharvest costs, the construction of our second biodigestor in our Dairy business and the investments in cheese equipment to enhance our product portfolio offering; and a $98 million investment in US-Treasury bills which are used as collateral of short-term borrowings. Net inflows from investing activities were related to proceeds from the sale of farmland and other assets for $22.6 million and installments from the sale of subsidiaries and interest income of $5.2 million. In addition, cash and cash equivalents resulting from our acquisition of Viterra’s operations, net of the first installment of such acquisition, in turn, resulted in an inflow of $1.1 million.
Net cash used in investing activities in 2022 includes a $0.1 million negative combined effect resulting from the application of IAS 29 and IAS 21 by our Argentine subsidiaries.
Financing Activities
Year ended December 31, 2023
Net cash used in financing activities was $208.7 million in the year ended December 31, 2023, mainly due to lease payments for $104.1 million related to an increase in the planted area and price per hectare, also there was a distribution of $61.2 million to our shareholders via the repurchase of 2.7 million shares, that equaled a total of $26.2 million and the payment cash dividends for an amount of $35.0 million. For the year ended December 31, 2023, interest paid totaled $55.5 million. All these effects were partially offset by proceeds, net of payments of long and short-term borrowings totaled $11.9 million.
Net cash used in financing activities includes a $45.9 million negative combined effect resulting from the application of IAS 29 and IAS 21 by our Argentine subsidiaries, $8.3 million of which is over interest paid.
Year ended December 31, 2022
Net cash used in financing activities was $23.6 million  in the year ended December 31, 2022, primarily derived from a new long-term loan for $41.1 million and a short-term loan of $347.9 million for our working capital expenditures. All these effects were partially offset by payments of long and short-term borrowings for $14.0 million and $192.6 million, respectively. These payments include an $8.0 million payment for the acquisition of certain subsidiaries of Viterra. During this year, interest paid totaled $44.8 million and the repurchase of our own shares totaled $36.8 million.

Net cash used in financing activities includes a $45.4 million negative-combined effect resulting from the application of IAS 29 and IAS 21 by our Argentine subsidiaries, $0.1 million of which is over interest paid.
Capital Expenditure Commitments
As of December 31, 2023, we had no material commitments for capital expenditures.
Cash and Cash Equivalents
Historically, since our cash flows from operations were insufficient to fund our working capital needs and investment plans, we funded our operations with proceeds from short-term and long-term indebtedness and capital contributions from existing and new private investors. In 2011, we raised $421.8 million from an Initial Public Offering (“IPO”) and simultaneous private placement. As of December 31, 2023, our cash and cash equivalents amounted to $339.8 million.
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

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
In our Sugar, Ethanol and Energy segment, we have effectively implemented state-of-the-art technologies such as high-pressure boilers for high cogeneration capacity, full mechanization of agricultural operations with online GPS tracking systems on all vehicles (trucks, combines, planters), and concentrated vinasse system among others. To optimize the fertilization of sugarcane, we are currently enriching the vinasse with different nutrient concentrations, such as nitrogen, phosphorus, sulfur, boron and zinc. We are also using drones in our plantations to improve operational efficiencies such as planting quality, biological control, weed monitor and phytosanitary products spraying, among others.
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
We are also developing vinasse-to-biogas technology in our cluster in Mato Grosso do Sul (for more detail, see “Item 4. Information of the Company—A. Business Overview—Operations and Principal Activities—Sugar, Ethanol and Energy Business”). In 2017, we obtained a patent to produce biogas from sugarcane vinasse, which is owned together with Methanum Engenharia Ambiental. In the industry, we have recently implemented artificial intelligence alongside an automation process, which is based on real-time optimization. By assessing mass balance and measuring main key performance indicators every 10 seconds, the system helps us enhance our efficiency all along the industrial processes.
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
We have also developed zero grade level technology in most of our farms, which helps us reduce water and energy consumption. For hilly farms, we are implementing a Polypipe irrigation system which also helps us save on water and energy. Additionally, for all of our farms, we are developing an irrigation surveillance system using drones, water sensors connected through the internet-of-things and digital platforms, all of which are improving water management efficiencies and enhancing our rice yields.
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
In our Dairy segment in Argentina, we have successfully adapted and implemented a free-stall model, which places special emphasis on efficiency and animal welfare. We are currently building our second biodigester to produce renewable energy by transforming manure into electric energy. We are constantly testing new technologies to improve the genetics, health and feeding techniques of our cows. We seek to improve animal welfare, milk quality and productivity. Currently, we are implementing sexed semen technology for all of our cows, obtaining positive results. The primary goal is to enhance the production of females from our own herd, allowing us to increase the speed-capacity of organic growth by 20% annually, and/or to intensify our cow-genetic selection process. This is critical for our current Dairy growth project and to improve our cow performance (productivity, health and fertility). Besides, we are assessing other technologies such as cow monitoring solutions and innovative health treatments. (See “Item 4. Information of the Company—A. Business Overview—Operations and Principal Activities—Dairy Business”).
In addition to traditional R&D activities, we are constantly fostering creativity and ongoing improvement across teams, businesses and regions. We seek to adopt and develop innovative solutions that we can introduce into our day-to-day operations, changing the way we perform our work and boosting both efficiency and profitability. We have teams in Brazil and Argentina involved in the adoption of new technology, while we also engage other companies, start-ups and entrepreneurs to explore, run, test, enhance and jointly develop technologies. We constantly research and analyze all available technologies that could be applied to our operations. While we strive to select the best technologies and techniques, we are also strongly involved in their adoption process, and we provide feedback and suggestions to enhance such technologies.
There are also R&D initiatives to explore ideas, unlock value potential and develop new business units. Our internal research group is composed of interdisciplinary teams (agronomists, veterinarians, industrial engineers, technicians and finance and commercial personnel). The group offers support to all business lines and through different levels, from the optimization of current operations, evaluation of new technologies, development of new products, to the assessment of a whole new production system.
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
D.TREND INFORMATION
See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Trends and Factors Affecting Our Results of Operations.”

E    CRITICAL ACCOUNTING ESTIMATES

Our critical accounting estimates are consistent with those described in note 32 to our Audited Consolidated Financial Statements.

Item 6.    Directors, Senior Management and Employees
A.DIRECTORS AND SENIOR MANAGEMENT
Board of Directors
The following table sets forth information for our directors as of the date of this annual report:

Name	Position (*)	Date of appointment	Age	Year term expires
Plínio Musetti	Chairman	2023	70	2026
Mariano Bosch	Director /CEO	2023	54	2026
Alan Leland Boyce	Director	2022	64	2025
Andrés Velasco Brañes	Director	2022	63	2025
Daniel González	Director	2023	54	2026
Guillaume Van der Linden	Director	2024	64	2027
Manuela Vaz Artigas	Director	2024	48	2027
Ivo Andrés Sarjanovic	Director	2024	58	2027
Ana Cristina Russo	Director	2022	57	2025
Plínio Musetti, Alan Leland Boyce, Guillaume van der Linden, Manuela Vaz Artigas, Andrés Velasco Brañes, Daniel González , Ivo Andrés Sarjanovic and Ana Cristina Russo qualify as independent directors in accordance with NYSE standards.
A description of the main tasks currently performed by each director as well as a description of each director’s employment history and education follows:

Plínio Musetti. Mr. Musetti has been a member of the Company's Board of Directors since 2011 and an observer since 2010. Mr. Musetti is a Managing Partner of Janos Holding, where he is responsible for long-term equity investments of family offices in Brazil, since June 2010. Previously, he was a partner at Pragma Gestão de Patrimonio. From 2008 to 2009, Mr. Musetti served as the Chief Executive Officer of Satipel Industrial S.A., leading the company's initial public offering process and aiding its expansion plan and merger with Duratex S.A. From 2002 to 2008, Mr. Musetti served as a partner at JP Morgan Partners and Chief Executive Officer of Vitopel S.A. (JP Morgan Partners' portfolio company), where he led its private equity investment department for Latin America. Mr. Musetti has also served as a Director of Diagnósticos de America S.A. from 2002 to 2009. From 1992 to 2002, Mr. Musetti served as the Chief Executive Officer of Elevadores Atlas, during which time he led the company's operational restructuring, initial public offering process and the sale to the Schindler Group. In addition, Mr. Musetti currently serves as a Board member of Raia Drogasil S.A. Mr. Musetti holds a degree in Civil Engineering and Business Administration from Mackenzie University and attended the Program for Management Development at Harvard Business School in 1989. Mr. Musetti is a Brazilian citizen.

Mariano Bosch. Mr Bosch is a co-founder of Adecoagro. Since the beginning he has been our CEO and is also a member of the Company’s Board of Directors. In 1995 he founded and was the CEO of BLS Agribusiness, an agricultural consulting, technical management, and administration company. He has a degree in Agricultural Engineering from the University of Buenos Aires and has over 25 years of experience in agribusiness development. He is involved in business organizations such as IDEA, AEA, YPO, AACREA, FPC and AAPRESID. Mariano was distinguished by Endeavor as Entrepreneur of the Year (2019) and received the Konex award for Businessman of the Year in 2018.

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

 Andres Velasco Brañes. Mr. Velasco has been a member of the Company’s Board of Directors since 2011. Mr. Velasco was the Minister of Finance of Chile between March 2006 and March 2010, and was also the president of the Latin American and Caribbean Economic Association from 2005 to 2007. Prior to working for the government, Mr. Velasco was Sumitomo-FASID Professor of International Finance and Development at the Harvard Kennedy School, an appointment he had held since 2000. From 1993 to 2000, he was Assistant and then Associate Professor of Economics and the director of the Center for Latin American and Caribbean Studies at New York University. From 1988 to 1989, he was Assistant Professor at Columbia University. Currently Mr. Velasco serves as Dean of the School of Public Policy at the London School of Economics. Mr. Velasco holds a Ph.D. in economics from Columbia University and was a postdoctoral fellow in political economy at Harvard University and the Massachusetts Institute of Technology. He also received an B.A. in economics and philosophy and an M.A. in international relations from Yale University. Mr. Velasco is a Chilean citizen.

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

Manuela Vaz Artigas. Mrs. Artigas is an independent board member of LWSA, Pague Menos SA, Solar Coca Cola and Banco BMG, where she participates and leads a series of committees. In these companies, she has worked on strategy, organization, restructuring, IPO and M&A matters. Her previous roles include CEO of Calila Investimentos, board member of JCC and Sistema Jangadeiro and partner of McKinsey & Company. Mrs. Artigas holds a degree in Economics from Unicamp with an MBA from the Anderson Business School at the University of California Los Angeles, where she graduated as a member of the Anderson Business Society and received the Fred Weston Excellence Finance Award. Mrs. Artigas is a Brazilian citizen.

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

Ana Cristina Russo. Ms. Russo has been a member of the Company’s Board of Directors since 2022. Ms. Russo also serves as the Chief Financial Officer of Patria Investments since October 2022, the leading alternative investment firm focused on LATAM. Since 1996, Mrs. Russo also built a highly successful career within the Philip Morris group, where she has served as Treasurer, Comptroller, Director Financial Planning Easter Europe, Middle East & Africa, Finance Director Central America and Brasil, Chief Financial Officer for Latin America & Canada and Chief Corporate Auditor for different subsidiaries. From

2017 to 2022, she also served as a Managing Director for Central America, Dominican Republic and the Caribbean within the group, with direct presence in nine countries and indirect presence in 24 other countries. In 1996, Mrs. Russo joined Kraft’s financial planning and analysis unit. Before then, in 1994, she joined Remy Cointreau, where she was the Chief Financial Officer for Brazil early in her career, being responsible for the finance, HR, IT, legal, and export/import departments. Previously, in 1989, Mrs. Russo worked for Unilever in the financial planning of the Food Division as Marketing and Category Accountant supporting the definition of strategic plans, marketing and sales programs. Mrs. Russo holds a degree in Business Administration from Fundação Getúlio Vargas, São Paulo, Brazil as well a post-graduation from the same university. Mrs. Russo is a Brazilian and Italian citizen.
Executive Officers
The following table shows certain information with respect to our senior management as of the date of this annual report:

Name	Position	Year Designated	Age
Mariano Bosch	Chief Executive Officer & Co-founder	2002	54
Emilio F. Gnecco	Chief Financial Officer	2023	48
Renato Junqueira Santos Pereira	Director of Sugar and Ethanol Operations	2014	47
Mario José Ramón Imbrosciano	Director of Business Development	2003	54
Leonardo Berridi	Country Manager for Brazil	2004	64
Ezequiel Garbers	Country Manager for ARG/URU & Co-founder	2004	57
Mariano Bosch. See “—Board of Directors.”

Emilio Federico Gnecco. Mr. Gnecco is our Chief Financial Officer for all operations in Argentina, Brazil and Uruguay and a member of Adecoagro’s Senior Management since 2005. He is responsible for overseeing finance and administrative departments. Before he became the CFO, he was the Chief Legal Officer of Adecoagro, since the inception of the Company in 2002. He was responsible for all corporate matters, compliance, mergers and acquisitions and financing structures. Before joining us, he specialized in project financing, structured finance, corporate financing, private equity, joint ventures, mergers and acquisitions and corporate law and business contracts at Marval, O’Farrell & Mairal. Prior to that, he worked at the National Civil Court of Appeals of the City of Buenos Aires for four years. Mr. Gnecco has a law degree from the University of Buenos Aires, where he graduated with honors.

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
Mario José Ramón Imbrosciano. Mr. Imbrosciano is the head of our Business Development Department for all operations in Argentina, Brazil and Uruguay where he oversees all new business initiatives, and a member of Adecoagro’s Senior Management since 2003. He has over 30 years of experience in farm management and agriculture production. In addition, from 2022 he is in charge of the development of the Consumer Goods area within the company. Prior to joining Adecoagro, Mr. Imbrosciano was the Chief Operating Officer of Beraza Hnos. S.C., a farming company that owns farms in the humid pampas region of Argentina. He was in charge of production, commercialization and logistics for a 60,000 hectare operation. Mr. Imbrosciano has also worked as a private consultant for various clients. Mr. Imbrosciano received a degree in Agricultural Production Engineering from the Argentine Catholic University and holds a Masters in Business Administration from the Instituto de Altos Estudios of the Universidad Austral.

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

Ezequiel Garbers. Mr. Garbers is VP for Crops and Rice Business for Argentina and Uruguay. He is a co-founder and a member of the Company’s senior management. He coordinates all of our production and human resource development activities in Argentina and Uruguay. Mr. Garbers has over 30 years of experience in integrated agroindustrial and food chains. Prior to joining the Company, he was the Chief Operating Officer of an agricultural consulting and investment company he co-founded, where he developed crop-production, cattle and dairy business projects both in Argentina and abroad. Mr. Garbers holds a degree in Agronomic Engineering from the University of Buenos Aires and a Master’s in Business Administration from the Instituto de Altos Estudios of the Austral University.
Our managers supervise our day-to-day operations so as to ensure that all of our general strategic objectives are carried out, and they report to our Board of Directors.

B.COMPENSATION
Compensation of Directors and Executive Officers
The compensation of the Company’s directors is approved annually at the ordinary general shareholders’ meeting. In 2023, the aggregate compensation earned by our directors amounted to a total of 49,080 restricted stock shares and $500 thousand in cash. These figures do not include Mr. Mariano Bosch’s compensation in cash nor in restricted shares, which he declined. In 2024, the aggregate compensation approved to be earned by our directors amounted to a total of 46,968 restricted stock shares and $580 thousand in cash. These figures do not include Mr. Mariano Bosch’s compensation in cash nor in restricted shares, which he declined.

In regards to our executive officers, the compensation package is divided into fixed compensation, namely base salary (32% of total) and variable compensation (68% of total). Within the variable compensation, 37% is cash bonus (short term incentive) and 63% is restricted shares (long term incentive). The aggregate variable compensation package of our executive officers for year 2023 amounted to $1,509,704 in cash and 253,445 restricted shares granted to our senior management. These grants were made under the Adecoagro Restricted Share and Restricted Stock Unit Plan, as amended. See “—E. Share Ownership—Share Options and Restricted Share and Restricted Stock Unit Plan.” Annual cash bonuses are designed to incentivize our named executive officers at a variable level of compensation based on the Company’s financial and operating performance and each executive’s individual performance. Annual executive cash bonuses and stock unit awards are based on seniority and individual executive performance. 60% of variable performance is related to achievement of financial targets consisting of Adjusted EBITDA, Adjusted Free Cash Flow from Operations, and Return on Invested Capital; in addition to ESG variables, namely carbon intensity and participation of women in our workforce (both metrics amount for 10% of variable compensation). Additionally, a 20% is based on the long term share value, associated with the quote of AGRO’s share. The remaining 10% correspond to the qualitative targets as stated on an annual basis.

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

On November 10, 2023, the Company’s Board of Directors approved the adoption of a Compensation Recoupment “Clawback” Policy, to comply with the requirements of Section 10D of the Exchange Act and Section 303A.14 of the NYSE Listed Company Manual. The Compensation Recoupment “Clawback” Policy sets forth the terms and conditions for the prompt recoupment or “clawback” of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under U.S. federal securities laws, as further described therein. The Company’s Compensation Recoupment “Clawback” Policy is attached hereto as Exhibit 97.1.

C.BOARD PRACTICES
Pursuant to our articles of incorporation, the Board of Directors must be composed of between 3 and 11 members. The number of directors is determined and the directors are appointed at the general meeting of shareholders (except in case of a vacancy in the office of a director because of death, retirement, resignation, dismissal, removal or otherwise, the remaining directors may fill such vacancy and appoint a successor in accordance with applicable Luxembourg law).
Currently, the Board of Directors has 9 members. The directors are appointed by the general meeting of shareholders for a period of up to three years; provided, however, the directors shall be elected on a staggered basis, with one-third of the directors being elected each year and provided further that such three-year term may be exceeded by a period up to the annual general meeting held following the third anniversary of the appointment. Directors may be removed with or without cause (ad nutum) by the general meeting of shareholders by a simple majority of votes cast at a general meeting of shareholders. The directors are eligible for re-election indefinitely.
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

Audit Committee
The Company’s articles of incorporation provide that the Board of Directors may set up an audit committee. The Board of Directors has set up an Audit Committee comprised of independent directors and has appointed Mr. Andrés Velasco Brañes (Chairman), Mr. Mark Schachter and Mrs. Ana Cristina Russo as members of its audit committee, pursuant to board resolutions dated May 5, 2022. Pursuant to the Annual Shareholders´ meeting held on April 17, 2024, Mr. Mark Schachter is no longer a director of the Company, therefore the vacancy left by Mr. Schachter will be filled-in in the next Board of Directors´meeting that will be held in May 2024.
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
The committee meets at least four times a year and as often as deemed necessary or appropriate in its judgment. During 2023, the Audit Committee held meetings on March 2 and 6, May 3 and 8, August 9 and 11, October 31 and November 3. All members of the Audit Committee were present at all meetings held.
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

The committee is also in charge of the interpretation, implementation, control and enforcement of the Company’s Compensation Recoupment or “Clawback” Policy, which sets forth the terms and conditions for the prompt recovery of erroneously awarded incentive-based compensation granted to certain officers of the Company in the event of a restatement of the Company’s financial statements.
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
The committee meets at least four times a year and as often as deemed necessary or appropriate in its judgment. The members of the Risk Committee appointed by the board meeting held on May 5, 2022 are Mr. Ivo Andrés Sarjanovic

(Chairman), Mr. Mark Schachter and Mrs. Ana Cristina Russo. Pursuant to the Annual Shareholders´ meeting held on April 17, 2024, Mr. Mark Schachter is no longer a director of the Company, therefore the vacancy left by Mr. Schachter will be filled-in in the next Board of Directors´meeting that will be held in May 2024.
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
The committee meets at least four times a year and as often as deemed necessary or appropriate in its judgment. The members of the Strategy Committee appointed by the board meetings held on May 5, 2022 are Mr. Plínio Musetti (Chairman), Mr. Alan Leland Boyce, Mr. Daniel Gonzalez and Mr. Ivo Andrés Sarjanovic.
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

D.EMPLOYEES
Employees
As of December 31, 2023, we had 9,762 employees, 90% of whom were unionized. In addition, approximately 8% of our workforce is comprised of temporary workers. We strive to comply with all labor laws. Historically, we have had a positive relationship with labor unions.
The following table sets forth our number of employees by each of our business segments:

	As of December 31,
	2023	2022	2021
Farming	2,395	2,441	2,156
Sugar, Ethanol and Energy	6,256	6,229	5,930
Administrative	1,111	1,106	1,018
Total	9,762	9,776	9,104

The following table sets forth our number of employees by each country where we operate:

	As of December 31,
	2023	2022	2021
Argentina	2,651	2,697	2,488
Brazil	6,924	6,914	23
Uruguay	186	165	6,593
Spain	1	—	—
Total	9,762	9,776	9,104
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
E.SHARE OWNERSHIP
Share Ownership
The total number of shares of the Company beneficially owned by our directors, executive officers and employees as a group, as of the date of this annual report, was 6,887,628 which represents 6.5% of the total shares of the company. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” for information regarding share ownership by our directors and executive officers.
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
The number of ordinary shares reserved and available for issuance under the 2004 Plan are 1,283,818, respectively. Shares subject to awards that become forfeited, canceled, expired, withheld upon exercise, reacquired by the Company prior to vesting or otherwise terminated will again be available for future awards under the Option Plans.
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
Amendment and Termination
The Board of Directors may amend or terminate the Option Plans in its discretion, and the Committee may amend any outstanding options in its discretion, except participant consent will be needed if a participant’s rights are adversely affected. If not previously terminated by the Board of Directors, the Option Plans will terminate on the 10th anniversary of its adoption. The 2004 Plan was amended to extend the term to the 20th anniversary of its adoption. On August 15, 2023, the Board of Directors of the Company approved the amendment and restatement of the A2004 Plan now known as the Second Amended and Restated Adecoagro/IFH 2004 Stock Incentive Option Plan to extend for an additional ten years the period to exercise the awards granted under the plan.
Granted Options
Under the 2004 Plan, options to purchase 2,402,228 ordinary shares were granted and the weighted average exercise price of all granted options was $6.67.
Outstanding options under the 2004 Plan vested in three equal installments on the first three anniversaries of the date of grant. Vesting under this Option Plans is generally subject to the participant’s continued service as of each applicable vesting date, and all options terminate 30 years from the date of grant. No further option under both plans will be granted.
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
On March 11, 2022 and March 7, 2023, the Plan was again amended by the Board of Directors to increase the number of common shares available for issuance with respect to which awards may be made by 1,406,565 and 543,800 common shares, respectively. On March 12, 2024 the Board of Directors amended the Plan to increase the number of common shares available for issuance with respect to which awards may be made by 569,500 additional common shares. Currently, the maximum number of common shares with respect to which awards may be made under the Plan is equal to 9,228,795 common shares inclusive of such Shares that are subject to outstanding grants of awards. To the extent any award under the Plan is canceled, expired, forfeited, surrendered, settled in cash, or otherwise terminated without delivery of shares the shares retained by or returned to the Company will again be available for future awards under the Plan. The shares available for issuance as well as outstanding awards under the Plan are subject to adjustment in the event of a reorganization, stock split, merger or similar change. Under the Plan, as of the date of this annual report, 8,687,285 ordinary shares had been issued to directors, senior management and employees.
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
F.DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Not applicable.
Item 7.    Major Shareholders and Related Party Transactions
A.MAJOR SHAREHOLDERS
The following table sets forth the beneficial ownership of our shares for each person known to us to own beneficially at least 5% of our common shares and our directors and executive officers, based on the information most recently available to the Company, as of April 24, 2024. The holders listed below have the same voting rights as all other holders of our shares.
As of April 24, 2024, we had 104,134,813 outstanding shares. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days from April 24, 2024, including through the exercise of any option. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Number	Percent
Principal Shareholders:
Al Gharrafa Investment Company (1)	15,983,265	15.3%
Stichting Pensioenfonds Zorg en Welzijn (2)	15,381,385	14.8%
EMS Capital LP (3)	11,883,961	11.4%
Route One Investment LP (4)	11,612,980	11.2%
Jennison Associates LLC (5)	5,371,368	5.2%
Directors, Executive Officers and Company's employees as a Group*	6,887,628	6.5%
________________________________________________________________________________________________
* No single shareholder beneficially owns more than 1% based on the total number of outstanding shares, except for Mariano Bosch and Alan Boyce, each of whom beneficially owns 1.4% and 1.2%, respectively.
(1)The address of Al Gharrafa Investment Company is C/O Intertrust Corporate Services (Cayman) Limited, 190 Elgin Street, George Town, Grand Cayman, KY1-9005, Cayman Islands.
(2)The address of Stichting Pensioenfonds Zorg en Welzijn is P.O. BOX 4001 NL-3700 KA Zeist The Netherlands.
(3)The address of EMS Capital LP is 767 Fifth Avenue 46th floor, New York, NY 10153.
(4)The address of Route One Investment LP is 1 Letterman Drive, Building D, Suite 200, San Francisco, CA 94129, United States.
(5)The address of Jennison Associates LLC is 466 Lexington Avenue, Floor 18, New York, NY 10017, United States.
As of April 24, 2024, 51,479,106 shares were held by United States record holders, representing 49.4% of our outstanding common shares.

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
In Argentina and Brazil we are engaged in several legal proceedings, including tax, social security, labor, civil, environmental, administrative and other proceedings, for which we have established provisions in an aggregate amount of $3.6 million as of December 31, 2023. In addition, there are currently certain legal proceedings pending in which we are involved for which we have not established provisions. In the opinion of our management, the ultimate disposition of any threatened or pending matters, either individually or on a combined basis, will not have a material adverse effect on our combined financial condition, liquidity, or results of operations other than as described below.
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
On March 12, 2024 the Board of Directors proposed to the general meeting of the shareholders of the Company to declare a dividend of an amount of $35 million to be paid to the outstanding shares and out of the share premium account of the Company in two installments of $17.5 million each and to delegate power to the Board of Directors to determine the record dates and the payment dates therefor.
On April 17, 2024 the annual general meeting of the shareholders of the Company declared a dividend in the amount of $35 million, to be distributed out of the share premium account of the Company in two installments of $17.5 million to the holders of outstanding shares issued by the Company, and to delegate power to the Board of Directors to determine the record dates and the payment dates therefor. On April 18, 2024, the Board of Directors resolved that the record and payment dates for the payment of first installment will be May 14, 2024 and May 29, 2024, respectively, and that the record and payment dates for the payment of the second installment will be on or about November 14, 2024 and November 29, 2024, respectively.
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
Item 9.    The Offer and Listing
A.OFFER AND LISTING DETAILS
Our common shares have been listed on the NYSE under the symbol “AGRO” since January 28, 2011. As of the date of this report, our issued share capital amounts to $167.1 million, represented by 111,381,815 shares (of which 7,295,209 were treasury shares) with a nominal value of $1.50 each. All issued shares are fully paid up.

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
Adecoagro is registered with the Luxembourg Registry of Trade and Companies under number B153681. Adecoagro has its registered office at 6 Rue Eugène Ruppert, L-2453, Luxembourg, Grand Duchy of Luxembourg. As from April 30, 2024, the registered office will change from 6 rue Eugène Ruppert, L-2453 Luxembourg to 28 Boulevard F.W. Raiffeisen, L-2411 Luxembourg.
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

Share Capital
On April 20, 2022, the extraordinary general meeting of the shareholders of the Company resolved to reduce the issued share capital of the Company by a nominal amount of $16.5 million by the cancellation of 11,000,000 shares with a nominal value of $1.50 each held in treasury by the Company so that, since April 20, 2022, our issued share capital amounts to $ 167,072,722.50, represented by 111,381,815 shares in issue with a nominal value of $1.50 each.
As of December 31, 2023, our issued share capital amounted to $167,072,722.50, represented by 111,381,815 shares in issue (of which 5,376,315 were treasury shares) with a nominal value of $1.50 each. All issued shares are fully paid up. Consequently, there were 106,005,500 common shares outstanding.
We have an authorized share capital of $220,287,267, including the issued share capital as of December 31, 2022 of $167,072,722.50, and are authorized to issue up to 146,858,178 shares of a nominal value of $1.50 each (taking into account the shares issued as of the date hereof) out of such authorized share capital. Our authorized unissued share capital as of December 31, 2022 is $53,214,544.50.
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
We have currently an authorized share capital of $220,287,267, including the issued share capital as of April 20, 2022 of $167,072,722.50, and are authorized to issue up to 146,858,178 shares of a nominal value of $1.50 each (taking into account currently issued shares) out of such authorized share capital. As of April 2024 the authorized unissued share capital was $53,214,544.50. Our Board has been authorized to issue shares within the limits of the authorized unissued share capital at such times and on such terms as the board or its delegates may decide for a period ending on April 15, 2025 (unless it is extended, amended or renewed and we currently intend to seek renewals and/or extensions as required from time to time).
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
Repurchase of Shares
We cannot subscribe for our own shares.
We may, however, repurchase issued shares or have another person repurchase issued shares for our account, subject in particular to the following conditions (except in limited circumstances set forth by law)

•the prior authorization of the general meeting of shareholders (at the quorum and majority for ordinary resolutions), which authorization sets forth the terms and conditions of the proposed repurchase and in particular the maximum number of shares to be repurchased, the duration of the period for which the authorization is given (which may not exceed five years) and, in the case of repurchase for consideration, the minimum and maximum consideration per share, must have been obtained;
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
A share repurchase program was approved by the Board of Directors of the Company on September 12, 2013 to acquire up to 5% of the total outstanding share capital of the Company to be held as treasury shares (the “Share Repurchase Program”). The Share Repurchase Program was implemented in compliance with the authorization granted by the general meeting of shareholders of the Company, any applicable law, rules or regulations described above and the following limits approved by the Board of Directors of the Company. The Share Repurchase Program was approved for a period of 12 months from September 23, 2014 (the date of its announcement) or until reaching the maximum number of shares authorized under the Share Repurchase Program, whichever occurs first. In April 4, 2017, the Board of Directors amended the Share Repurchase Program to include repurchases under Open Market Transactions, in reliance on the “safe harbor” from liability for manipulation provided by Rule 10b-18 of the Securities Exchange Act of 1934 (the “Securities Exchange Act”) and in privately negotiated transactions. The Share Repurchase Program was renewed by decision of the Board of Directors on August 15, 2023 for an additional period of 12 months, ending on September 23, 2024 or until reaching the maximum number of shares authorized under the Program, whichever occurs first.
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
Each of our shares entitles the holder thereof to attend our general meeting of shareholders, either in person or by proxy, to address the general meeting of shareholders, and to exercise voting rights, subject to the provisions of our articles of incorporation. Each share entitles the holder to one vote at a general meeting of shareholders, subject to our articles of association. There is no minimum shareholding required to be able to attend or vote at a general meeting of shareholders.
A shareholder may act at any general meeting of shareholders by appointing another person (who need not be a shareholder) as his proxy, which proxy shall be in writing and comply with such requirements as determined by our board with respect to the attendance to the general meeting, and proxy forms in order to enable shareholders to exercise their right to vote. All proxies must be received by us (or our agents) no later than the day preceding the fifth (5th) working day before the date of the general meeting except if our Board of Directors decides to change such a time frame.
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
Appointment and Removal of Directors. Members of the Board of Directors may be elected by a simple majority of the votes validly cast at any general meeting of shareholders. Under the articles of incorporation, all directors are elected for a period of up to three years with such possible extension as provided therein provided however the directors shall be elected on a staggered basis, with one third (1/3) of the directors being elected each year and provided further that such three year term may be exceeded by a period up to the annual general meeting held following the third anniversary of the appointment. Any director may be removed with or without cause by a simple majority vote at any general meeting of shareholders. The articles of incorporation provide that in case of a vacancy the remaining directors may co-opt a director and fill such vacancy.
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
An extraordinary general meeting of shareholders convened for the purpose of amending the articles of incorporation must generally have a quorum of at least 50% of our issued share capital. If such a quorum is not reached, the extraordinary general meeting of shareholders may be reconvened at a later date with no quorum according to the appropriate notification procedures. Irrespective of whether the proposed amendment will be subject to a vote at the first or a subsequent extraordinary general meeting of shareholders, the amendment is generally subject to the approval of at least two-thirds of the votes cast at such extraordinary general meeting of shareholders.
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
Annual Accounts
Each year the Board of Directors must prepare annual accounts, that is, an inventory of the assets and liabilities of Adecoagro together with a balance sheet and a profit and loss account. The Board of Directors must also prepare, each year, consolidated accounts and management reports on the annual accounts and consolidated accounts. The annual accounts, the management report and the auditor’s reports (inter alia) must be available for inspection by shareholders at the registered office of Adecoagro at least eight calendar days prior to the date of the annual general meeting of shareholders.
The annual accounts and the consolidated accounts, after approval by the annual general meeting of shareholders, will need to be filed with the Luxembourg registry of trade and companies within one month after the approval and no more than seven months after the close of the financial year.
Information Rights
Luxembourg law gives shareholders limited rights to inspect certain corporate records eight calendar days prior to the date of the annual general meeting of shareholders, including the annual accounts with the list of directors and auditors, the notes to the annual accounts, a list of shareholders whose shares are not fully paid-up, the management reports, the auditor’s report and in case of amendments to the articles, the text of the proposed amendments and the draft of the resulting consolidated articles.
Any registered shareholder is entitled to receive a copy of the annual accounts, the auditor’s reports and the management reports free of charge eight calendar days prior to the date of the annual general meeting of shareholders upon request.

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
Transfer Agent and Registrar
The transfer agent and registrar for our common shares is Computershare. The holders of our shares may elect to be entered in one of the registers and to be transferred from time to time from one register to another register provided that our Board of Directors may however impose transfer restrictions for shares that are registered, listed, quoted, dealt in, or have been placed in certain jurisdictions in compliance with the requirements applicable therein. The transfer to the register kept at the registered office of the Company in Luxembourg may always be requested by a shareholder.
C.MATERIAL CONTRACTS
See “Item 4. Information on the Company—B. Business Overview—Material Agreements.”

D.EXCHANGE CONTROLS

On March 28, 1991, Law No. 23,928 (“Ley de Convertibilidad” or the “Convertibility Law”), established a fixed exchange rate of Peso 1 per US$ In December 2001, Argentina experienced a period of severe political, economic, and social crisis, and on January 6, 2002, the Argentine Congress enacted Law No. 25,561 (“Ley de Emergencia Pública” or the “Public Emergency Law”) after more than ten years of fixed Peso - US$ parity. After devaluing the Peso and setting the official exchange rate at Peso 1.40 per US$, on February 11, 2002, the Argentine government allowed the Peso to float. The shortage of U.S. dollars and their heightened demand caused the Peso to further devalue significantly in the first half of 2002, reaching its lowest valuation on June 25, 2002, when the exchange rate was at Pesos 3.90 per US$. Due to the deterioration of the economic and financial situation in Argentina during 2001 and 2002, in addition to the abandonment of the Peso - US$ parity, the Argentine government established several monetary and currency exchange control measures, including a partial freeze on bank deposits, the suspension of the payments of its sovereign foreign debt, restrictions on the transfer of funds out of, or into, Argentina, and the creation of the Single Free Foreign Exchange Market (“Mercado Único y Libre de Cambios,” which now is called “Mercado Libre de Cambios”) through which FX Market all purchases and sales of foreign currency must be made. Although since 2003 these restrictions were progressively eased to some extent, as a consequence of the increase in the demand in Argentina for U.S. dollars and the capital flow out of Argentina, the Argentine government imposed during 2011 some additional restrictions on the transfer of funds from Argentina and reduced the time required to comply with the mandatory transfer of funds into Argentina. Most foreign exchange restrictions and the restrictions on the transfer of funds into and out of Argentina that had been enacted since 2011, were lifted by Macri’s administration in December 2015, reestablishing Argentine residents’ rights to purchase and remit outside of Argentina's foreign currency with no maximum amount and without specific allocation or prior approval.

Due to the foreign exchange crisis that occurred in Argentina after the primary elections in August 2019, on September 1, 2019, by means of Executive Decree No. 609/2019 (“Decreto de Control de Exportaciones” or the “Export Controls Decree”), the Argentine national government reinstated foreign exchange controls. As the regulatory authority in charge of administering the FX Market, on the same date, the BCRA issued Communication “A” 6770, through which it established, inter alia, the cases in which prior BCRA approval is required for the purchase of foreign currency in the FX Market and its transfer abroad. See “Risk Factors—Risks Related to the Countries in Which We Operate—Economic and political conditions in the countries in which we operate, and the perception of these conditions in international markets, may adversely impact our business, our access to the capital and debt markets, and our results of operations and financial condition.”

Later, the effective date of these regulations was extended indefinitely by the government of Alberto Fernández through Decree No. 91/2019 and Communication "A" 6854 and "A" 6856 of the BCRA.

Since Javier Milei's recent appointment as president there have already been some eliminations of the previous administration's foreign exchange regulations, but there is still uncertainty as to whether these restrictions will be eliminated or maintained throughout his term. According to the recent presidential press releases, Javier Milei aims in the medium term to unify the different exchange rates and eliminate exchange restrictions. However, before implementing these measures, the current administration has announced that it will resolve the problems associated with the Central Bank’s financial liabilities.

Since the issuance of the Export Controls Decree, the BCRA has periodically issued several regulations to regulate the inflow and outflow of funds through the FX Market, which are all unified under the consolidated text of foreign exchange available at the BCRA’s website: http://www.bcra.gob.ar/Pdfs/Texord/t-excbio.pdf. The most recent and comprehensive communication by the BCRA is Communication “A” 7953, issued on January, 2024.

Current foreign exchange controls in Argentina affect the ability of both Argentine and non-Argentine residents to access the FX Market at the so-called official exchange rate to acquire and/or transfer foreign currency to and from Argentina. They affect all industries and cover a wide variety of matters, including, among others, trading activities, imports and exports of goods and services, financial indebtedness, payment of profits and dividends, and repatriation of investments of non-Argentine residents.

Main Features of the Argentine Foreign Exchange Controls Affecting Our Activities and Transactions

Exports of Goods

Proceeds from exports of goods (the countervalue (‘contravalor’) in foreign currency) must be transferred to Argentina and sold for Pesos in the FX Market at the official exchange rate within a maximum term ranging from 15 to 180 calendar days depending on the goods exported and the relationship with the importer. Regardless of the applicable maximum term, upon collection of the export, the proceeds thereof must be repatriated no later than five consecutive days from the date of collection.

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

Imports of Goods

Argentine companies currently have access to the FX Market to acquire foreign currency to make payments abroad, provided that certain requirements are met.

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

Recently, the Central Bank has issued new rules to grant more foreseeability on access to the FX market for deferred payments of imported goods and services. Since December 15, 2023, the BCRA determined that it will be possible to access the foreign exchange market for the deferred payment of new imports of goods with customs entry registration as from December 13, 2023. Importers may access the FX market to acquire foreign currency for payment of imported goods in four installments starting 30 days after the goods’ entry to the country was registered. There are limited exceptions to this rule for the energy and health sector.

Importers may access the FX for deferred payment of imported goods, as follows:

1) 25% of the FOB value of the goods 30 calendar days after their entry;
2) Another 25% 60 days after their entry;
3) Another 25% 90 days after their entry;
4) Outstanding 25% 120 days after their entry.

Please have in mind that the acquisition of foreign currency through the FX market is one of the taxable events of the PAIS tax, currently at a 17.5% for acquisition of foreign currency for the payment of goods. Please have in mind that when accessing the FX market, the bank collects payment on the PAIS tax on behalf of the importer simultaneously.

In that moment, the bank would collect an extra 17.5% in Pesos of the amount of foreign currency purchased, deducting only the aforementioned advanced payment made at the time of the corresponding import. The advanced payment is made in Pesos and does not accrue interest, so changes in the exchange rate affect the final amount of Pesos to be paid for this tax.

Until recently, importers that intended to access the foreign exchange market were requested to obtain an approved declaration submitted via the SIRA from local authorities. Starting December 13, 2023, according to the Communication “A” 7917 issued by BCRA, it is no longer necessary to have said declaration made through the SIRA in "OUTPUT" status nor to validate the operation in the "Single Current Account" computer system of “Foreign Trade", as previously required. In addition, access to the exchange market may be granted for the deferred payment of new imports of goods with customs entry registration as of December 13, 2023, which will be done according to the schedule established by BCRA depending on the type of good. It is also possible to access the exchange market to pay on a deferred basis for new imports of goods with customs entry registration before the mentioned deadlines when some of the cases listed in point 3 of Communication “A” 7917 occur. And finally, prior consent from the BCRA is no longer required for the payment of new imports of goods with pending customs registration when, in addition to the remaining applicable requirements, the payment falls within the situations provided for in point 3 of the referred communication.

Exports of Services

Generally, all foreign currency proceeds must be transferred to Argentina and sold for Pesos in the FX Market at the official exchange rate within five consecutive days of collection.

Imports of Services

On December 13, 2023, through Communication “A” 7917, the BCRA ended the validity of the Import System of the Argentine Republic and Payments for Services Abroad (“SIRASE”).

Now, for the payment of imports for services rendered or accrued as from December 13, 2023, they do not require prior approval of the BCRA or an approved SIRASE declaration. Moreover, a differentiated treatment is established to access the FX market depending on the type of service in terms of the deadlines to make funds available. However, access to the FX Market will be permitted to pay for new imports for services rendered or accrued as from December 13, 2023, before the mentioned deadlines when, for instance, accessed with funds originating from imports of goods, financings granted by local financial institutions leveraged by a foreign line of credit.

On the other hand, for the payment of imports of services prior to December 13, 2023 prior BCRA approval will be required to access the FX market, except when, for instance, the payment corresponds to transactions financed or guaranteed by local or foreign financial institutions.

Financial entities may provide access to the FX Market for the payment of imports of services for expenses of financial entities of habitual operation, freight and transportation services, among others.

General Requirements to Access the FX Market

Pursuant to foreign exchange regulations, in order to access the FX Market for any type of payment to non-Argentine residents, Argentine residents must submit an affidavit stating, among others, that (i) all their holdings of foreign currency in Argentina are deposited at a local financial institution, and (ii) does not hold “liquid external assets” and/or Argentine deposit certificates representative of foreign companies (“Certficados de Depósitos Argentinos” or “CEDEARs”) exceeding US$100,000, subject to certain exceptions. “Liquid external assets” include, among others, demand deposits in foreign financial institutions and other investments which allow for immediate liquidity in foreign currency (such as investments in foreign government securities, funds in investment accounts held abroad, crypto-assets, funds in payment service providers, etc.).

Moreover, the Argentine resident that intends to execute payments through the FX Market must also submit an affidavit confirming that they have not executed any of the following excluding transactions (the “Excluded Transactions”) from the FX Market within the previous 180 calendar days, and committing to refrain from executing them in the subsequent 180 calendar days—only regarding securities transactions executed as of April 21, 2023: (i) sale of securities in Argentina settled in foreign currency, (ii) swaps of Argentine securities for foreign assets, (iii) transfer of securities to a foreign depositary, (iv) acquisition of foreign securities in the country with settlement in Pesos, (v) acquisition of CEDEARs, (vi) acquisition of private debt securities issued in foreign jurisdictions, (vii) delivery of funds in local currency or other local assets (excluding funds in foreign currency deposited in local financial institutions) to any individual or entity receiving as consideration, either directly or indirectly, or through a related, controlled or controlling entity, external assets, crypto assets or securities deposited abroad.

Further, pursuant to Communication “A” 7746, if the aforementioned Excluded Transactions involve securities issued under local law, the applicable term of this affidavit is reduced to the previous 90 days and the commitment to refrain from executing such Excluding Transactions with securities issued under foreign law is also extended to the subsequent 90 calendar days as of the payment through the FX Market.

Moreover, an Argentine resident must identify its direct controllers and submit an affidavit stating whether it has delivered any funds in local currency or other liquid assets to any of its direct controllers in Argentina within the previous 180 calendar days—only regarding securities transactions executed as of April 21, 2023, except for usual transactions involving the acquisition of goods or services between Argentine residents. If so, an additional affidavit must be submitted by such direct controllers stating that they have not executed any of the Excluding Transactions mentioned above in the previous 180 calendar days, and commit to refrain from executing them in the subsequent 180 calendar days. Such 180 calendar days is reduced to 90 calendar days if the transaction involves securities issued under local law.

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

Exports Promotion Program

Pursuant to Decree No. 576/2022, the Argentine Executive Branch created an extraordinary and transitory export promotion program (‘Programa de Incremento Exportador’) (the “Export Promotion Program") to strengthen the reserves of the BCRA. This program is commonly known as “Dólar Soja.” As a general rule, the countervalue of the exported goods must be brought into the country in foreign currency or must be negotiated in the FX Market. In addition, as an incentive for settlement, the program allowed exporters to make their settlements at an exchange rate of Pesos 200 per US$, instead of the official foreign exchange, which on September 4, 2022, was of Pesos 140 per US$. The deadline to settle any foreign currency obtained from exports, including pre-financing and post-financing exports from abroad and settlement advances, made through the Export Promotion Program was September 30, 2022.

Through Decree No. 787/2022, the Export Promotion Program was reestablished, establishing as an incentive an exchange rate of Pesos 230 per US$, with a deadline on December 30, 2022.

Finally, pursuant to Decree 194/2023, the Exports Promotion Program was reinstated, establishing an exchange rate of Pesos 300 per US$ for those export transactions carried out until May 31, 2023, as an incentive, including sale transactions with a price in Pesos to be determined after the sale transaction is executed. This decree sets forth that those who have exported any of the goods listed therein, including, among others, soybean, during an 18-month period immediately preceding the enactment of the decree can become beneficiaries under the Exports Promotion Program.

Adherence to the Export Promotion Program implies that the countervalue of exported soybean crops must be repatriated and settled in the FX Market on or before May 31, 2023. Additionally, exporters must register the Sworn Declarations of Sales Abroad (“Declaraciones Juradas de Ventas al Exterior"or “DJVE”) for goods covered by the program and their final export destinations for consumption under certain conditions.

Adherence to the Export Promotion Program will be voluntary for those who comply with applicable requirements. Registration for the program must be made through the AFIP’s registry system. Moreover, the Export Promotion Program will apply to the goods included in the Decree 194/23 (the “Expanded Goods”), which will have the same exchange benefits as soybean crops in addition to the ability to settle their flows in foreign currency until August 31, 2023.

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

On December 13, the Export Promotion Program was reestablished through the Decree No. 28/2023, with no deadline.

Pursuant to Communications “A” 7609 and “A” 7610, the BCRA established that those participating in the Export Promotion Program will not be allowed to execute any Excluding Transactions (as define above).

Blue-Chip Swaps

Blue chip-swap transactions are capital markets transactions made at the so-called implied rate (tipo de cambio implícito). Currently, there is a significant spread between the US$-Peso official exchange rate (i.e., approximately, US$1-Peso 875) and the implicit exchange rate applicable to blue chip swap transactions (i.e., approximately, US$1- Peso 1025). Blue chip swap transactions could be implemented in different ways, both for the inflow and outflow of funds. [The execution of outbound blue-chip swaps may have an impact on our ability to access the FX Market to conduct our daily operations for a certain period of time. These transactions are made through broker-dealers (“sociedades de bolsa”). Blue chip swaps are regulated by the Argentine Securities Commission (CNV) requiring certain transactions to comply with a minimum holding period of the securities, among others.

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

In addition, the Argentine tax authorities through General Resolution No. 4,815/2020, amended by General Resolution No. 5,463/2023, established an Income Tax and Personal Assets Tax collection regime on the operations subject to this tax which applicable rate is 30%. The acquisition of foreign currency through the FX Market to pay certain services are subject to PAIS tax at a reduced tax rate of 25% and no collection regime applies.

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
Luxembourg resident corporate holders
Capital gains realized upon the disposal of shares by a fully taxable resident corporate holder will in principle be subject to corporate income tax and municipal business tax. The combined applicable rate (including an unemployment fund contribution) is 24.94% for the fiscal year ending 2024 for a corporate holder established in Luxembourg-City. An exemption from such taxes may be available to the holder pursuant to article 166 of the Luxembourg Income Tax Law subject to the fulfillment of the conditions set forth therein. The scope of the capital gains exemption can be limited in the cases provided by the Grand Ducal Decree of December 21, 2001.
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
A corporate non-Luxembourg Holder, which has no permanent establishment in Luxembourg to which the shares are attributable, will bear corporate income tax on a gain realized on a disposal of such shares under the same conditions applicable to an individual non-Luxembourg Holder, as set out above. In principle, corporate non-Luxembourg holders is only subject to taxation under (ii) above and not to taxation under (i) above. This result obtains from the provision that when a corporate Luxembourg holder migrates abroad and becomes a corporate non-Luxembourg holder, at that moment in time such holder is deemed liquidated for Luxembourg tax purposes and taxation applies at the moment in time.
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
•holders that hold our common shares as part of a straddle, conversion or other integrated transaction;
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
Dividends will be foreign-source and will include any amount withheld by us in respect of Luxembourg income taxes. Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s particular circumstances, and the discussion below regarding certain Treasury regulations, non-refundable Luxembourg income taxes withheld from dividends (at a rate not exceeding any applicable rate provided by the Treaty in the case of U.S. Holders eligible for the Treaty) will be creditable against the U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex. For example, under Treasury regulations, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for foreign income taxes to be creditable, the relevant foreign income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the Luxembourg income tax system meets these requirements. However, the IRS released notices that provide relief from certain of the provisions of the Treasury regulations described above for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). U.S. Holders should consult their tax advisors regarding the use of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including any Luxembourg income tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.
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
Capital gain or loss, if any, realized by a U.S. Holder on the sale, exchange or other taxable disposition of a common share generally will be treated as U.S.-source income or loss for U.S. foreign tax credit purposes. U.S. Holders should consult their tax advisors regarding the use or deductibility of any Luxembourg taxes imposed on a sale, exchange or other taxable disposition of common shares.
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

The U.S. federal income tax rules relating to PFICs are complex. U.S. Holders are urged to consult their own tax advisors with respect to the application of the PFIC rules to their investment in our common shares.
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
Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.
Item 15.    Controls and Procedures
a) Disclosure Controls and Procedures
Our company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, of the effectiveness of our disclosure controls and procedures as of December 31, 2023. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on this evaluation, our company’s Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective as of December 31, 2023.
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
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedure may deteriorate. The Company, with the participation of its Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023.

We assessed the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2023. In making this assessment, management used the criteria established in “Internal Control — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). As a result of this assessment, the Company’s management has determined that the Company’s internal control over financial reporting was effective as of December 31, 2023.
c) Attestation Report of the Registered Public Accounting Firm
The effectiveness of the Company’s internal control over financial reporting as of December 31, 2023 has been audited by Price Waterhouse & Co S.R.L, an independent registered public accounting firm, our independent auditor, as stated in their report which is included herein on pages F-2 to F-4 of our Consolidated Financial Statements.
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
Item 16.
Item 16 A.Audit Committee Financial Expert
Our audit committee shall consist of three independent directors: Mr. Andrés Velasco Brañes, Mr. Mark Schachter and Mrs. Ana Cristina Russo. Pursuant to the Annual Shareholders´ meeting held on April 17, 2024, Mr. Mark Schachter is no longer a director of the Company, therefore the vacancy left by Mr. Schachter will be filled-in in the next Board of Directors´ meeting that will be held in May 2024. Our Board of Directors has determined that Mr. Andrés Velasco Brañes has the attributes of an “audit committee financial expert” and is independent within the meaning of this Item 16A and satisfies the financial literacy requirements of the NYSE.
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

	For the year ended December 31,
	(in thousands of $)
	2023	2022
Audit Fees(1)	1,375	1,386
Total	1,375	1,386

(1)“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our Consolidated Financial Statements and internal control over financial reporting of the Company, the statutory financial statements of the Company and its subsidiaries, and any other audit services required for the SEC or other regulatory filings.
During the fiscal year ended December 31, 2023 and 2022, no non-audit-related services were provided by our principal auditors.
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
Item 16 D.Exemptions from the Listing Standards for Audit Committees
Not applicable.

Item 16 E.Purchases of Equity Securities by the Issuer and Affiliated Purchasers

	(a) Total Number of Shares Purchased (1)	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that may yet be Purchased Under the Plans or Programs
09/1/2013-12/31/2013	654,454	7.71	654,454	5,861,397
1/1/2014-8/31/2014	1,692,139	7.81	1,692,139	4,591,949
9/1/2015-10/31/2015	37,500	7.96	37,500	6,025,916
9/1/2016-12/31/2016	456,732	10.67	456,732	5,929,278
1/1/2017-12/31/2017	3,849,445	10.29	3,849,445	5,010,777
1/1/2018-4/26/2018	1,613,584	9.07	1,613,584	1,658,228
1/1/2019-9/30/2019	297,732	5.83	297,732	5,530,053
10/1/2019-12/31/2019	398,466	6.31	398,466	5,475,760
1/1/2020-9/30/2020	772,615	5.06	772,615	4,703,145
12/1/2020-12/31/2020	66,716	6.60	66,716	5,800,224
1/1/2021-9/24/2021	5,773,260	9.26	5,773,260	26,964
9/24/2021-12/31/2021	1,635,742	7.87	1,635,742	3,998,776
1/1/2022-9/23/2022	3,088,816	8.05	3,088,816	909,960
9/23/2022-12/31/2022	1,493,811	7.95	1,493,811	3,978,648
1/1/2023-9/23/2023	2,004,892	9.02	2,004,892	1,973,756
9/24/2023-12/31/2023	740,806	10.97	740,806	4,591,097
1/1/2024-4/23/2024	2,427,873	10.36	2,427,873	2,163,224
Total	27,004,583	8.28	27,004,583
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
Audit Committee
Under NYSE standards, listed U.S. companies are required to have an audit committee composed of independent directors that satisfies the requirements of Rule 10A-3 promulgated under the Exchange Act of 1934. Our Articles of Association provide that the Board of Directors may set up an audit committee. The Board of Directors has set up an Audit Committee and has appointed Mr. Andres Velasco Brañes, Mr. Mark Schachter and Mrs. Ana Cristina Russo as members of its audit committee. Pursuant to the Annual Shareholders´ meeting held on April 17, 2024, Mr. Mark Schachter is no longer a director of the Company, therefore the vacancy left by Mr. Schachter will be filled-in in the next Board of Directors´ meeting that will be held in May 2024. In accordance with NYSE standards, we have an audit committee entirely composed of independent directors. For additional information, see “Item 6. Directors, Senior Management and Employees—C. Board Practices.”
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
Item 16 I.Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.
Not applicable.
Item 16 J.Insider Trading Policies
Not applicable.
Item 16 K.Cybersecurity.

Cybersecurity Risk Management

Cybersecurity risk management is an integral part of our Security Information Plan. Our cybersecurity risk management program has been developed to align with our Information Security Policy and with norms based on ISO 27001, the Sarbanes-Oxley framework and the data protection laws for each country in which we operate (e.g., in Brazil, Law No. 13,709/2018; in Argentina, Law No. 25,326; and in Uruguay, Law No. 18,331). Using industry best practices and third-party services, our cybersecurity risk management program provides a framework for handling cybersecurity threats and incidents, including threats and incidents associated with the use of applications developed internally and externally. Under the framework, we conduct vulnerability assessments and tests of our critical infrastructure, as well as coordinate cybersecurity measures across different departments of the Company, such as the segregation of user profiles with certain privileges and the application of multi-factor authentication to validate identity. The framework also includes procedures for assessing the severity of a cybersecurity threat, identifying the source of such threat, including whether the cybersecurity threat is associated with a third-party service provider, implementing cybersecurity countermeasures and mitigation strategies and informing our Information Security Committee and our board of directors of material cybersecurity threats and incidents.

Our Information Security team also engages third-party security experts for risk assessment and system enhancements. In addition, our Information Security team provides training to all employees annually using one of the largest integrated platforms for security awareness training, which offers simulated phishing attacks.

Our board of directors has overall responsibility for our cybersecurity risk program and delegates cybersecurity risk management to the Information Security Committee. The Information Security Committee, through our Information Security Leader, is responsible for ensuring that management has processes in place designed to identify and evaluate cybersecurity risks to which the Company is exposed. It implements processes and programs to manage cybersecurity risks and mitigate cybersecurity incidents. The Information Security Committee also reports material cybersecurity risks to our full board of directors. The Information Security Leader is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs. Our cybersecurity programs are under the direction of our Information Security Leader, who receives reports from our Information Security team and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents.

Our Information Security Leader (who is the Chief Information Security Officer) and dedicated personnel are certified and experienced information systems security professionals. The Information Security Leader has more than ten years of experience in the agricultural industry, and has more than four years of experience in information security and cybersecurity. He has a diploma in Information Security Management from the National Technological University (“Universidad Tecnológica Nacional”) and a diploma in Cybersecurity in Operation Technology by the Northern University of Santo Tomás de Aquino (“Universidad del Norte de Santo Tomás de Aquino”).

In 2023, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations or financial condition. However, there can be no assurance that we can eliminate all risks from cybersecurity threats or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industries—Security breaches and other disruptions could compromise our technology infrastructure and information and expose us to processes disruption and liability, which would cause our business and reputation to suffer.”

PART III

Item 17.    Financial Statements

We have responded to Item 18 in lieu of responding to this item.

Item 18.    Financial Statements.

See pages F-1 through F[88] of this annual report.

Item 19.    Exhibits

Exhibit Number	Description
1.1
Amended and Restated Articles of Association of Adecoagro S.A. dated April 20, 2022, previously filed as exhibit 1.1 to the Company’s annual report on Form 20-F for the year ended December 31, 2022 and incorporated by reference herein.

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

8.1*	Subsidiaries of Adecoagro S.A. as of April 26, 2024.

12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Cushman & Wakefield Argentina S.A.

15.2*	Consent of Price Waterhouse & Co. S.R.L.

97.1*	Compensation Recoupment or “Clawback” Policy

101.INS**	Inline XBRL Instance Document.

101.SCH**	Inline XBRL Taxonomy Extension Schema Document.

101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF**	Inline Taxonomy Extension Definition Linkbase Document.

101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104**	Cover Page Interactive Data File formatted as Inline XBRL with applicable taxonomy extension.31information contained in Exhibits 101)

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

Adecoagro S.A.

/s/ Mariano Bosch
Name: Mariano Bosch
Title: Chief Executive Officer
Date: April 26, 2024

Adecoagro S.A.

Consolidated Financial Statements as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Adecoagro S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Adecoagro S.A. and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of Level 3 Biological Assets

As described in Notes 16, 32 (b) and 33.11 to the consolidated financial statements, the total aggregated fair value of the Company’s level 3 biological assets related to sown land – crops, sown land – rice and sown land – sugarcane was US$ 198 million as of December 31, 2023. The fair value of these level 3 biological assets is determined by management using a discounted cash flow model which requires the input of highly subjective assumptions including significant unobservable inputs. The discounted cash flow model included significant judgements and assumptions relating to management’s cash flow projections including future market prices, estimated yields at the point of harvest, estimated production cycle, future costs of harvesting and other costs and estimated discount rate.

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
April 26, 2024.

We have served as the Company’s auditor since 2008.

Legal information

Name as specified in charter: Adecoagro S.A.

Legal address: Vertigo Naos Building, 6, Rue Eugène Ruppert, L-2453, Luxembourg

Company activity: Agricultural and agro-industrial
Date of registration: June 11, 2010
Expiration of company charter: No term defined
Number of register (RCS Luxembourg): B153.681
Issued Capital Stock: 111,381,815 common shares
Outstanding Capital stock: 106,005,500 common shares
Treasury shares: 5,376,315 common shares

Adecoagro S.A.
Consolidated Statements of Income
for the years ended December 31, 2023, 2022 and 2021
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2023	2022	2021
Sales of goods and services rendered	4	1,298,871	1,347,724	1,124,352
Cost of goods sold and services rendered	5	(973,180)	(1,075,747)	(854,965)
Initial recognition and changes in fair value of biological assets and agricultural produce	16	87,858	215,941	227,740
Changes in net realizable value of agricultural produce after harvest		1,838	(22,293)	(12,879)
Margin on manufacturing and agricultural activities before operating expenses		415,387	465,625	484,248
General and administrative expenses	6	(70,320)	(84,287)	(69,794)
Selling expenses	6	(129,092)	(143,515)	(117,662)
Other operating income / (expense), net	8	25,590	1,870	(18,768)
Bargain purchase gain on acquisition	21	—	10,107	—
Profit from operations		241,565	249,800	278,024
Finance income	9	157,100	25,308	36,670
Finance costs	9	(122,087)	(137,600)	(151,681)
Other financial results - Net gain / (loss) of inflation effects on monetary items	9	28,816	(2,144)	11,541
Financial results, net	9	63,829	(114,436)	(103,470)
Profit before income tax		305,394	135,364	174,554
Income tax expense	10	(78,673)	(26,758)	(43,837)
Profit for the year		226,721	108,606	130,717

Attributable to:
Equity holders of the parent		226,291	108,138	130,669
Non-controlling interest		430	468	48

Earnings per share attributable to the equity holders of the parent during the year:
Basic earnings per share	11	2.113	0.982	1.135
Diluted earnings per share	11	2.105	0.979	1.130

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Comprehensive Income
for the years ended December 31, 2023, 2022 and 2021
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	2023	2022	2021
Profit for the year	226,721	108,606	130,717
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(222,166)	98,741	121,146
Cash flow hedge, net of income tax	27,748	16,060	29,758
- Items that will not be reclassified to profit or loss:
Revaluation surplus net of income tax (Note 12)	122,793	(46,903)	(136,622)
Other comprehensive (loss) / income for the year	(71,625)	67,898	14,282
Total comprehensive income / (loss) for the year	155,096	176,504	144,999

Attributable to:
Equity holders of the parent	155,044	174,705	147,273
Non-controlling interest	52	1,799	(2,274)

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Financial Position
as of December 31, 2023 and 2022
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2023	2022
ASSETS
Non-Current Assets
Property, plant and equipment, net	12	1,549,565	1,565,355
Right of use assets	13	406,713	360,181
Investment property	14	33,364	33,330
Intangible assets, net	15	27,519	36,120
Biological assets	16	23,706	30,622
Deferred income tax assets	10	9,777	8,758
Trade and other receivables, net	18	39,060	44,558
Derivative financial instruments	17	18,001	5,208
Other assets		1,515	1,701
Total Non-Current Assets		2,109,220	2,085,833
Current Assets
Biological assets	16	204,331	235,822
Inventories	19	256,051	274,022
Trade and other receivables, net	18	179,055	183,820
Derivative financial instruments	17	13,819	134
Short-term investment	17	62,637	98,571
Cash and cash equivalents	20	339,781	230,653
Total Current Assets		1,055,674	1,023,022
TOTAL ASSETS		3,164,894	3,108,855
SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	22	167,073	167,073
Share premium	22	743,810	793,169
Cumulative translation adjustment		(603,861)	(456,029)
Equity-settled compensation		18,654	18,792
Cash flow hedge	2	(17,124)	(44,872)
Other reserves		150,677	126,925
Treasury shares		(8,062)	(4,792)
Revaluation surplus		317,598	281,909
Reserve from the sale of non-controlling interests in subsidiaries		41,574	41,574
Retained earnings		418,789	202,342
Equity attributable to equity holders of the parent		1,229,128	1,126,091
Non-controlling interest		36,520	37,552
TOTAL SHAREHOLDERS EQUITY		1,265,648	1,163,643
LIABILITIES
Non-Current Liabilities
Trade and other payables	25	1,008	17,210
Borrowings	26	697,843	727,983
Lease liabilities	27	325,569	283,549
Deferred income tax liabilities	10	376,331	301,414
Payroll and social security liabilities	28	1,570	1,581
Derivatives financial instruments	18	—	96
Provisions for other liabilities	29	2,871	2,526
Total Non-Current Liabilities		1,405,192	1,334,359
Current Liabilities
Trade and other payables	25	190,730	242,397
Current income tax liabilities		5,023	422
Payroll and social security liabilities	28	37,357	29,964
Borrowings	26	207,106	279,769
Lease liabilities	27	52,941	54,431
Derivative financial instruments	17	169	2,961
Provisions for other liabilities	29	728	909
Total Current Liabilities		494,054	610,853
TOTAL LIABILITIES		1,899,246	1,945,212
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		3,164,894	3,108,855

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Changes in Shareholders’ Equity
for the years ended December 31, 2023, 2022 and 2021
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share capital (Note 22)	Share premium (Note 22)	Cumulative translation adjustment	Equity-settled compensation	Cash flow hedge	Other Reserves	Treasury shares	Revaluation surplus	Reserve from the sale of non-controlling interests in subsidiaries	Retained earnings	Subtotal	Non- controlling interest	Total shareholders’ equity
Balance at January 1, 2021	183,573	902,815	(555,044)	14,795	(90,689)	83,406	(7,630)	343,570	41,574	8,671	925,041	38,683	963,724
Profit for the year	—	—	—	—	—	—	—	—	—	130,669	130,669	48	130,717
Other comprehensive income:
–Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	40,435	—	—	—	—	71,731	—	—	112,166	8,980	121,146
Cash flow hedge (*)	—	—	—	—	29,757	—	—	—	—	—	29,757	1	29,758
–Items that will not be reclassified subsequently to profit or loss:
Revaluation surplus (**)	—	—	—	—	—	—	—	(125,319)	—	—	(125,319)	(11,303)	(136,622)
Other comprehensive income for the year	—	—	40,435	—	29,757	—	—	(53,588)	—	—	16,604	(2,322)	14,282
Total comprehensive income for the year	—	—	40,435	—	29,757	—	—	(53,588)	—	130,669	147,273	(2,274)	144,999

Reserves for the benefit of government grants (1)	—	—	—	—	—	23,605	—	—	—	(23,605)	—	—	—
Restricted shares (Note 23):
- Value of employee services	—	—	—	5,420	—	—	—	—	—	—	5,420	—	5,420
- Vested	—	3,594	—	(4,142)	—	734	262	—	—	—	448	—	448
- Forfeited	—	—	—	—	—	27	(27)	—	—	—	—	—	—
- Granted	—	—	—	—	—	(1,600)	1,600	—	—	—	—	—	—
Purchase of own shares (Note 22)	—	(55,349)	—	—	—	—	(11,114)	—	—	—	(66,463)	—	(66,463)
Dividends to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	(298)	(298)
Balance at December 31, 2021	183,573	851,060	(514,609)	16,073	(60,932)	106,172	(16,909)	289,982	41,574	115,735	1,011,719	36,111	1,047,830
(*) Net of ($2,526) of income tax.
(**) Net of ($9,953) of Income tax.
(1) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values in our Sugar, ethanol and energy business. (please see Note 24).

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Changes in Shareholders’ Equity
for the years ended December 31, 2023, 2022 and 2021
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share capital (Note 22)	Share premium (Note 22)	Cumulative translation adjustment	Equity-settled compensation	Cash flow hedge	Other Reserves	Treasury shares	Revaluation surplus	Reserve from the sale of non-controlling interests in subsidiaries	Retained earnings	Subtotal	Non- controlling interest	Total shareholders’ equity
Balance at January 1, 2022	183,573	851,060	(514,609)	16,073	(60,932)	106,172	(16,909)	289,982	41,574	115,735	1,011,719	36,111	1,047,830
Profit for the year	—	—	—	—	—	—	—	—	—	108,138	108,138	468	108,606
Other comprehensive income:
–Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	58,580	—	—	—	—	35,367	—	—	93,947	4,794	98,741
Cash flow hedge (*)	—	—	—	—	16,060	—	—	—	—	—	16,060	—	16,060
–Items that will not be reclassified subsequently to profit or loss:
Revaluation surplus (**)	—	—	—	—	—	—	—	(43,440)	—	—	(43,440)	(3,463)	(46,903)
Other comprehensive (loss) / income for the year	—	—	58,580	—	16,060	—	—	(8,073)	—	—	66,567	1,331	67,898
Total comprehensive income for the year	—	—	58,580	—	16,060	—	—	(8,073)	—	108,138	174,705	1,799	176,504

Reduction of issued share capital of the company (Note22)	(16,500)	—	—	—	—	—	16,500	—	—	—	—	—	—
Reserves for the benefit of government grants (1)	—	—	—	—	—	21,531	—	—	—	(21,531)	—	—	—
Employee share options (Note 23):
- Exercised	—	2,432	—	(778)	—	—	470	—	—	—	2,124	—	2,124
Restricted shares and restricted units (Note 23):
- Value of employee services	—	—	—	7,563	—	—	—	—	—	—	7,563	—	7,563
- Vested	—	4,647	—	(4,066)	—	1,243	—	—	—	—	1,824	—	1,824
- Forfeited	—	—	—	—	—	85	(85)	—	—	—	—	—	—
- Granted	—	—	—	—	—	(2,106)	2,106	—	—	—	—	—	—
Purchase of own shares (Note 22)	—	(29,970)	—	—	—	—	(6,874)	—	—	—	(36,844)	—	(36,844)
Dividends to shareholders (Note 22)	—	(35,000)	—	—	—	—	—	—	—	—	(35,000)	—	(35,000)
Dividends to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	(358)	(358)
Balance at December 31, 2022	167,073	793,169	(456,029)	18,792	(44,872)	126,925	(4,792)	281,909	41,574	202,342	1,126,091	37,552	1,163,643

(*) Net of $(7,337) of Income tax.
(**) Net of $25,307 of Income tax.
(1) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values in our Sugar, ethanol and energy business. (please see Note 24).

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Changes in Shareholders’ Equity
for the years ended December 31, 2023, 2022 and 2021
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share capital (Note 22)	Share premium (Note 22)	Cumulative translation adjustment	Equity-settled compensation	Cash flow hedge	Other reserves	Treasury shares	Revaluation surplus	Reserve from the sale of non-controlling interests in subsidiaries	Retained earnings	Subtotal	Non- controlling interest	Total shareholders’ equity
Balance at January 1, 2023	167,073	793,169	(456,029)	18,792	(44,872)	126,925	(4,792)	281,909	41,574	202,342	1,126,091	37,552	1,163,643
Profit for the year	—	—	—	—	—	—	—	—	—	226,291	226,291	430	226,721
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	(147,832)	—	—	—	—	(63,523)	—	—	(211,355)	(10,811)	(222,166)
Cash flow hedge (*)	—	—	—	—	27,748	—	—	—	—	—	27,748	—	27,748
- Items will not be reclassified to profit or loss:
Revaluation surplus (**)	—	—	—	—	—	—	—	112,360	—	—	112,360	10,433	122,793
Reserve of the revaluation surplus derived from the disposals of assets (***)	—	—	—	—	—	—	—	(13,148)	—	13,148	—	—	—
Other comprehensive income/ (loss) for the year	—	—	(147,832)	—	27,748	—	—	35,689	—	13,148	(71,247)	(378)	(71,625)
Total comprehensive income/ (loss) for the year	—	—	(147,832)	—	27,748	—	—	35,689	—	239,439	155,044	52	155,096

Reserves for the benefit of government grants (1)	—	—	—	—	—	22,992	—	—	—	(22,992)	—	—	—
Employee share options (Note 23):
- Exercised	—	236	—	(77)	—	—	55	—	—	—	214	—	214
Restricted shares (Note 23):
- Value of employee services	—	—	—	6,084	—	—	—	—	—	—	6,084	—	6,084
- Vested	—	7,528	—	(6,145)	—	1,554	—	—	—	—	2,937	—	2,937
- Forfeited	—	—	—	—	—	30	(30)	—	—	—	—	—	—
- Granted	—	—	—	—	—	(824)	824	—	—	—	—	—	—
Purchase of own shares (Note 22)	—	(22,123)	—	—	—	—	(4,119)	—	—	—	(26,242)	—	(26,242)
Dividends to shareholders (Note 22)	—	(35,000)	—	—	—	—	—	—	—	—	(35,000)	—	(35,000)
Dividends to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	(1,084)	(1,084)
Balance at December 31, 2023	167,073	743,810	(603,861)	18,654	(17,124)	150,677	(8,062)	317,598	41,574	418,789	1,229,128	36,520	1,265,648
(*) Net of $(8,498) of Income tax.
(**) Net of $(62,988) of Income tax.
(1) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values in our Sugar, ethanol and energy business. (please see Note 24).
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Cash Flows
for the years ended December 31, 2023, 2022 and 2021
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2023	2022	2021
Cash flows from operating activities:
Profit for the year		226,721	108,606	130,717
Adjustments for:
Income tax expense	10	78,673	26,758	43,837
Depreciation	12	198,288	188,775	167,297
Amortization	15	1,730	2,265	1,631
Depreciation of right of use assets	13	74,085	63,339	49,199
(Gain) / loss from the disposal of other property items	8	(4,747)	(3,718)	387
Gain from the sale of farmland and other assets	8	(6,334)	—	—
Bargain purchase gain on acquisition		—	(10,107)	—
Net (gain) / loss from the fair value adjustment of Investment properties	8	(10,620)	2,961	4,331
Equity settled share-based compensation granted	7	8,581	10,227	6,406
(Gain) / loss from derivative financial instruments and forwards	8, 9	(8,605)	13,685	17,276
Interest, finance cost related to lease liabilities and other financial expense, net	9	16,428	83,130	75,610
Initial recognition and changes in fair value of non-harvested biological assets (unrealized)		17,663	(44,935)	(11,310)
Changes in net realizable value of agricultural produce after harvest (unrealized)		(2,599)	(72)	4,001
Provision and allowances		654	999	1,146
Net (gain) / loss of inflation effects on the monetary items	9	(28,816)	2,144	(11,541)
Foreign exchange gains, net	9	(90,930)	(19,278)	(18,939)
Cash flow hedge – transfer from equity	9	36,863	40,195	52,650
Subtotal		507,035	464,974	512,698
Changes in operating assets and liabilities:
Decrease / (increase) in trade and other receivables		3,683	(60,753)	(40,449)
(Increase) / decrease in inventories		(12,410)	45,437	(102,815)
(Increase) / decrease in biological assets		(23,393)	(3,686)	7,597
Increase in other assets		(37)	(1,056)	(303)
Increase in derivative financial instruments		(11,181)	(9,661)	(29,319)
Decrease in trade and other payables		(43,925)	(64,502)	(1,499)
Increase in payroll and social security liabilities		15,674	7,681	4,874
Increase / (decrease) in provisions for other liabilities		803	(290)	74
Net cash generated from operating activities before taxes paid		436,249	378,144	350,858
Income tax paid		(1,342)	(8,118)	(2,196)
Net cash generated from operating activities	(a)	434,907	370,026	348,662

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Cash Flows (Continued)
for the years ended December 31, 2023, 2022 and 2021
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2023	2022	2021
Cash flows from investing activities:
Acquisition of business, net of cash and cash equivalents acquired	21	(3,193)	1,120	—
Purchases of property, plant and equipment	12	(241,623)	(217,776)	(199,295)
Purchase of cattle and non-current biological assets	16	(511)	(9,096)	(11,776)
Purchases of intangible assets	15	(1,291)	(3,350)	(1,934)
Interest received and others (*)	9	62,120	5,199	16,729
Proceeds from disposal of other property items		4,094	2,770	2,946
Proceeds from the sale of farmland and other assets	21	33,242	9,879	8,099
Proceeds from the sale of subsidiary	21	—	10,000	10,010
Acquisition of short-term investment	17	(106,897)	(98,010)	—
Disposals of short-term investment	17	142,507	—	—
Net cash used in investing activities	(b)	(111,552)	(299,264)	(175,221)

Cash flows from financing activities:
Proceeds from long-term borrowings	26	7,739	41,082	30,972
Payments of long-term borrowings	26	(24,105)	(14,012)	(108,425)
Proceeds from short-term borrowings	26	448,532	347,928	286,115
Payments of short-term borrowings	26	(420,276)	(192,648)	(328,463)
Interest paid	(c)	(55,476)	(44,788)	(53,587)
Borrowings prepayment related expenses		—	—	(3,068)
Proceeds from exercise of employee share options		214	2,124	—
(Payments) / Collections of derivatives financial instruments		(32)	118	2,370
Lease payments		(104,097)	(91,175)	(62,273)
Purchase of own shares		(26,242)	(36,844)	(66,463)
Dividends paid to non-controlling interest		—	(358)	(311)
Dividends paid to shareholders		(35,000)	(35,000)	—
Net cash used from financing activities	(d)	(208,743)	(23,573)	(303,133)
Net increase / (decrease) in cash and cash equivalents		114,612	47,189	(129,692)
Cash and cash equivalents at beginning of year	20	230,653	199,766	336,282
Effect of exchange rate changes and inflation on cash and cash equivalents	(e)	(5,484)	(16,302)	(6,824)
Cash and cash equivalents at end of year	20	339,781	230,653	199,766
(a) Includes (16,383), (38,043) and (30,666) of the combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries for 2023, 2022 and 2021, respectively.
(b) Includes (41,179), (83) and (4,694) of the combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries for 2023, 2022 and 2021, respectively.
(c) Includes (8,253), 77 and (1,109) of the combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries for 2023, 2022 and 2021, respectively.
(d) Includes 45,933, 45,359 and 41,238 of the combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries for 2023, 2022 and 2021, respectively.
(e) Includes 11,629, (7,233) and (5,878) of the combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries for 2023, 2022 and 2021, respectively.
(*) Includes 54,687 related to gains on bond arbitrage transactions (nil in 2022 and 12,708 in 2021) of which the combined effect of IAS 29 and 21 of the Argentine subsidiaries is 30,544, nil and (202) for 2023, 2022 and 2021, respectively.
For non-cash transactions, see Note 13 for Right of Use Assets and related to acquisition of subsidiaries, see Note 21.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

1.    General information

Adecoagro S.A. (the "Company" or "Adecoagro") is the Group’s ultimate parent company and is a société anonyme (stock corporation) organized under the laws of the Grand Duchy of Luxembourg. Adecoagro is a holding company primarily engaged through its operating subsidiaries in agricultural and agro-industrial activities. The Company and its operating subsidiaries are collectively referred to hereinafter as the "Group." The Group’s activities are carried out through two major lines of business, namely, Farming and Sugar, Ethanol and Energy. The Farming line of business is further comprised of three reportable segments, which are described in detail in Note 3 to these Consolidated Financial Statements.

Adecoagro is a Public Company listed in the New York Stock Exchange (NYSE) as a foreign registered company under the ticker symbol of AGRO.

These Consolidated Financial Statements have been approved for issue by the Board of Directors on April 26, 2024.

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

Argentina currency status and macroeconomic outlook:

The Argentine subsidiaries of the Group operate in an economic context in which main variables have a strong volatility as a consequence of political and economic uncertainties, both in national and international environments. Argentina’s annual inflation rate for the years ended December 31, 2023, 2022 and 2021 was 211.4%, 94.8% and 50.9%, respectively. The Group uses Argentina’s official exchange rate to account for transactions in Argentina, mainly affecting the farming business segment, which as of December 31, 2023, 2022 and 2021 was 808.45, 177.16 and 102.72, respectively, against the U.S. dollar. For the years ended December 31, 2023, 2022 and 2021, Argentina’s official exchange rate against the U.S. dollar increased 356.3%, 72.5% and 22.1%, respectively.

On December 10, 2023, a new government took office with the aim to boost a deregulation of the Argentine economy and other regulations. Certain regulations and/or restrictions have been eased and others remain in force, although it is expected that they will be lifted gradually. However, the scope and timing of the measures, including but not limited to the existing foreign exchange regulations remains uncertain as of the date of these Consolidated Financial Statements.

The Argentine Central Bank under prior administration, had implemented certain measures that control and restrict the ability of companies and individuals to access the foreign exchange market known as MULC (for its acronym in Spanish) for certain transactions. However, the performance of blue-chip swap transactions known as Contado con Liquidacion or CCL (for its acronym in Spanish) was an alternative lawful mechanism. The blue-chip swap transactions are capital markets

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)
transactions that could be implemented in different ways, both for the inflow and outflow of funds. . The implicit exchange rate applicable to this type of transactions is higher with respect to the official foreign exchange rate.

The Company is permanently monitoring the evolution of the program to determine the possible impacts that these new measures could have on the Company’s business and financial position.

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

	2023
	Subsidiaries’ functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Uruguayan Peso	U.S. Dollar	Total
Argentine Peso	(70,608)	—	—	(39)	(70,647)
Brazilian Reais	—	(575,933)	—	—	(575,933)
U.S. Dollar	(90,313)	(262,485)	19,226	82,423	(251,149)
Uruguayan Peso	—	—	(2,711)	—	(2,711)
Total	(160,921)	(838,418)	16,515	82,384	(900,440)

	2022
	Subsidiaries’ functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Uruguayan Peso	U.S. Dollar	Total
Argentine Peso	(217,659)	—	—	—	(217,659)
Brazilian Reais	—	(481,232)	—	—	(481,232)
U.S. Dollar	(179,319)	(290,366)	22,810	26,745	(420,130)
Uruguayan Peso	—	—	(2,167)	—	(2,167)
Total	(396,978)	(771,598)	20,643	26,745	(1,121,188)

The Group’s analysis shown on the tables below is carried out based on the exposure of each functional currency subsidiary against the U.S. Dollar. The Group estimated that, other factors being constant, a hypothetical 10% appreciation/(depreciation) of the U.S. Dollar against the Brazilian real respective functional currencies for the years ended December 31, 2023 and 2022 or the Uruguayan peso, or a 25% appreciation/(depreciation) of the U.S. Dollar against the Argentine peso. A portion of this effect would have been recognized as other comprehensive income since a portion of the Company’s borrowings was used as cash flow hedge of the foreign exchange rate risk of a portion of its highly probable future sales in U.S. Dollars (see Hedge Accounting - Cash Flow Hedge below for details).

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)

		Functional currency
Net monetary position		Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
2023	U.S. Dollar	(22,578)	(26,249)	1,923	(46,904)
2022	U.S. Dollar	(44,830)	(29,037)	2,281	(71,586)

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

Generally, the principal amounts of long-term borrowings (non-derivative financial instruments) and notional values of foreign currency forward contracts (derivative financial instruments) are designated as hedging instruments. These instruments are exposed to foreign currency risks, mainly Brazilian Reais/U.S. Dollar related to operations in Brazil and Argentine Peso/U.S. Dollar in Argentina related to operations in Argentina. As of December 31, 2023, and 2022, approximately 4% of projected sales within those countries qualify as highly probable forecast transactions for hedge accounting purposes and are designated as hedged items.

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

Currently, based on the Group’s plans, it is expected that the cash flows will occur and affect profit or loss between 2024 and 2028.

For the year ended December 31, 2023, a pre-tax loss of US$7,319 (US$15,621 pre-tax loss in 2022 and US$ 10,565 loss in 2021) was recognized in other comprehensive income and an amount of US$49,737 loss (US$41,371 loss in 2022 and US$54,650 loss in 2021) was reclassified from equity to profit or loss within “Financial results, net”.

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

As of December 31, 2023, cash and cash equivalents of the Group totaled US$339.8 million.

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

At December 31, 2023	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 Years	Total
Trade and other payables	163,873	528	82	398	164,881
Borrowings	254,162	83,359	723,250	2,013	1,062,784
Leases Liabilities	69,858	84,059	206,413	233,484	593,814
Derivative financial instruments	169	—	—	—	169
Total	488,062	167,946	929,745	235,895	1,821,648

At December 31, 2022	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 Years	Total
Trade and other payables	197,780	16,843	31	336	214,990
Borrowings	322,923	103,844	772,634	383	1,199,784
Leases Liabilities	67,181	80,986	168,565	185,910	502,642
Derivative financial instruments	2,961	96	—	—	3,057
Total	590,845	201,769	941,230	186,629	1,920,473

•Interest rate risk

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

The analysis for the year ended December 31, 2023 and 2022 is as follows:

	2023
	Subsidiaries’ functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	U.S. Dollar	Total
Fixed rate:
Argentine Peso	35,318	—	—	—	35,318
Brazilian Reais	—	14,575	—	—	14,575
U.S. Dollar	36,050	373,939	—	167,088	577,077
Subtotal fixed-rate borrowings	71,368	388,514	—	167,088	626,970
Variable rate:
Argentine Peso	51,460	—	—	—	51,460
Brazilian Reais	—	210,186	—	—	210,186
U.S. Dollar	16,333	—	—	—	16,333
Subtotal variable-rate borrowings	67,793	210,186	—	—	277,979
Total borrowings as per statement of financial position	139,161	598,700	—	167,088	904,949

	2022
	Subsidiaries’ functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	U.S. Dollar	Total
Fixed rate:
Argentine Peso	195,982	—	—	—	195,982
Brazilian Reais	—	4,476	—	—	4,476
U.S. Dollar	62,051	388,350	—	149,884	600,285
Subtotal fixed-rate borrowings	258,033	392,826	—	149,884	800,743
Variable rate:
Brazilian Reais	—	188,801	—	—	188,801
U.S. Dollar	18,096	112	—	—	18,208
Subtotal variable-rate borrowings	18,096	188,913	—	—	207,009
Total borrowings as per statement of financial position	276,129	581,739	—	149,884	1,007,752

For the years ended December 31, 2023 and 2022, if interest rates on floating-rate borrowings had been 1% higher with all other variables held constant, the Group’s Profit before income tax for the years would have decreased as shown below. A 1% decrease in interest rates would have an equal and opposite effect on the income statement.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)

	2023
	Subsidiaries’ functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	U.S. Dollar	Total
Variable rate:
Argentine peso	(515)	—	—	—	(515)
Brazilian Reais	—	(2,102)	—	—	(2,102)
U.S. Dollar	(163)	—	—	—	(163)
Total effects on profit before income tax	(678)	(2,102)	—	—	(2,780)

	2022
	Subsidiaries’ functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reias	Uruguayan Peso	U.S. Dollar	Total
Variable rate:
Brazilian Reais	—	(1,888)	—	—	(1,888)
U.S. Dollar	(181)	(1)	—	—	(182)
Total effects on profit before income tax	(181)	(1,889)	—	—	(2,070)

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

The Group regularly sells to a large base of customers. The type and class of customers may differ depending on the Group’s business segments. For the years ended December 31, 2023 and 2022, more than 73% and 71%, respectively, of the Group’s sales of crops were sold to 30 and 34 well-known customers (both multinational and local) with a good credit history with the Group. In the rice segment 79% and 74% of sales were sold to 90 and 79 well-known customers for the years ended December 31, 2023 and 2022, respectively. In the Sugar, Ethanol and Energy segment, sales of ethanol were concentrated in 122 and 66 customers, which represented 100% of total sales of ethanol for the years ended December 31, 2023 and 2022, respectively. Approximately 79% and 100% of the Group’s sales of sugar were concentrated in 154 and 158 well-known traders for the years ended December 31, 2023 and 2022, respectively. For the years ended December 31, 2023 and 2022, 100% and 94% of energy sales were concentrated in 73 and 59 major customers, respectively. In the dairy segment, 54% and 62% of the sales were concentrated in 59 and 53 well-known customers for the years ended December 31, 2023 and 2022, respectively.

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

The Group is exposed to counterparty credit risk on cash and cash equivalent balances. The Group holds cash on deposit with a number of financial institutions. The Group manages its credit risk exposure by limiting individual deposits to clearly defined limits. The Group only deposits with high quality banks and financial institutions. As of December 31, 2023 and 2022, the total amount of cash and cash equivalents mainly comprise cash in banks and short-term bank deposits. The Group is authorized to transact with banks rated “BBB+” or higher. As of both December 31, 2023 and 2022, 5 banks (primarily Credit Agricole, Banco Itaú, Banco Galicia, Portfolio Personal Inversiones and FCI) accounted for more than 80% and 86%, respectively, of the total cash deposited. The remaining amount of cash and cash equivalents relates to cash in hand. Additionally, during the year ended December 31, 2023, the Group invested in fixed-term bank deposits with mainly two banks (Banco do Brasil and Itaú), treasury bills and also entered into derivative contracts (currency forward). The Group’s exposure of credit risk arising from cash and cash equivalents is set out in Note 20.

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

•Capital risk management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, it may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or buy own shares or sell assets to reduce debt. Consistent with others in the industry, the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as total debt (including current and non-current borrowings as shown in the consolidated statement of financial position, if applicable) divided by total capital. Total capital is calculated as equity, as shown in the consolidated statement of financial position, plus total borrowings. During the year ended December 31, 2023, the strategy was to maintain the gearing ratio within 0.40 to 0.60, as follows:

	2023	2022
Total borrowings	904,949	1,007,752
Total equity	1,265,648	1,163,643
Total capital	2,170,597	2,171,395
Gearing ratio	0.42	0.46

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

The following tables show the outstanding positions for each type of derivative contract as of the date of each statement of financial position:

▪ Futures / options

As of December 31, 2023:

	2023
Type of derivative contract	Quantities (thousands) (**)	Notional amount	Fair Value Asset/ (Liability)	(Loss)/Gain (*)
Futures:
Sale
Soybean	3	518	(9)	(9)
Wheat	2	537	(12)	(12)
Sugar	157	79,404	8,678	8,586
OTC:
Sugar	112	55,696	5,141	5,250
Total	274	136,155	13,798	13,815
 As of December 31, 2022:

	2022
Type of derivative contract	Quantities (thousands) (**)	Notional amount	Fair Value Asset/ (Liability)	(Loss)/Gain (*)
Futures:
Sale
Corn	5	992	(193)	(193)
Soybean	34	12,696	(1,081)	(1,085)
Wheat	9	2,956	111	115
Sugar	99	3,437	(1,526)	(1,778)
Total	147	20,081	(2,689)	(2,941)
(*) Included in the line item “gain / (loss) from commodity derivative financial instruments” of Note 8.
(**) All quantities expressed either in tons or cubic meters, as applicable.
Commodity future contract fair values are computed with reference to quoted market prices on future exchanges.

▪Floating-to-fixed interest rate swaps

In April 2022, one of the Group's subsidiaries in Brazil, Usina Monte Alegre (“UMA”) entered into a R$ 20 million loan with Itaú BBA. The loan bears interest at a fixed rate of 13.23% p.a. Concurrently, UMA entered into a swap agreement, to effectively convert the fixed-interest-rate loan into a variable-interest-rate loan denominated in CDI (an interbank floating interest rate in Reais), plus a fixed rate of 1.29%. The swap matures on March 24, 2024, mirroring the loan’s maturity date, and resulted in a recognition of non-significant losses in 2023.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)

In December 2020, one of the Group's subsidiaries in Brazil, Adecoagro Vale do Ivinhema entered into an interest rate swap agreement with Itaú BBA for  an aggregate amount of US$400 million. Pursuant to this agreement, Adecoagro Vale do Ivinhema receives IPCA (Extended National Consumer Price Index) plus 4.24% per year and pays CDI (an interbank floating interest rate in Reais) plus 1.85% per year. This swap agreement expires semiannually until December, 2026. This agreement resulted in a recognition of a gain of US$4.2 million in 2023 and a loss of US$2.2 million in 2022.

▪Currency forward

The Group entered into several currency forward contracts with Brazilian banks, in order to hedge the fluctuation of the Brazilian Reais against the U.S. Dollar, for a total aggregate amount of US$ 3 million. The currency forward contracts maturity date is between January and April 2024. It resulted in the recognition of non-significant losses in 2023.

Also, the Group entered into several currency forward contracts to hedge the fluctuation of the U.S. Dollar against the Euro for a total notional amount of US$ 0.8 million. The currency forward contracts maturity date is June 2024 and resulted in the recognition of non-significant losses in 2023.

Gains and losses on currency forward contracts are included within “Financial results, net” in the statement of income.

3.    Segment information

The Group is engaged in agricultural, manufacturing and land transformation activities. Our agricultural activities consist of harvesting certain agricultural products, including crops, rough rice, and sugarcane, for sale to third parties and for internal use as inputs in its various manufacturing processes, and producing fluid milk. The manufacturing activities consist of (i) selling manufactured products, including processed peanuts, sunflower rice, sugar, ethanol and energy, among others, (ii) in our milk facilities we produce UHT and UP milk, powder milk and semi-hard cheese, among others; and (iii) providing services, such as grain warehousing and conditioning and handling and drying services, among others. The land transformation activities consist of the acquisition of farmlands or businesses with underdeveloped or underutilized agricultural land and implementing production technology and agricultural best practices on the Group’s farmlands to enhance yields and increase their value for potential realization through sale.

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

Effective for our year ended December 31, 2023, The Group’s CODM changed its internal reporting mainly to refine the way it views our farming business and its interaction with our overarching land transformation activities embedded within such farming business. Previously, The Group’s CODM reviewed the results of our land transformation strategy as a separate activity upon disposition of transformed farmlands and/or other rural properties, or the acquisition of an under-utilized land. As from the fourth quarter of 2023, The Group’s CODM started allocating any profit from disposition of a farmland or, a bargain purchase gain, as part of the farming activity where such farmland belongs. The CODM believes that this allocation better aligns the activities which were conducted to achieve the full growth potential of the land through the years with its ultimate realization of incremental value. Therefore, any profit on the realization of land transformation activities is now included in the respective farming business operating segment to which the disposed/acquired land belongs.

Also, The Group’s CODM started allocating the results of our minor cattle activities – which were previously reported as part of “all other segments” since they did not meet the quantitative thresholds for disclosure – to the farmland where the cattle is assigned. The Group maintains cattle as complementary to the farming activities rather than as a separate business itself. Cattle helps preserve the value and productive capacity of the farmlands, avoiding the growth of undesired weed.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
These changes resulted in revisions to the financial information provided to The Group’s CODM on a recurring basis in their evaluation of our financial performance and the decision-making process. The Group’s CODM believes these changes better reflect the performance of our reportable segments. Accordingly, the Group changed the segment reporting under IFRS 8 as further described below. Previously reported segment financial information was recast for the years ended December 31, 2022 and 2021 to reflect the new reportable segments’ structure.

Based on the foregoing, the Group operates in two major lines of business, namely, Farming and Sugar, Ethanol and Energy

•The ‘Farming’ is further comprised of three reportable segments:

•‘Crops’ Segment which consists of planting, harvesting and sale of grains, oilseeds and fibers (including wheat, corn, soybeans, peanuts, cotton and sunflowers, among others), and to a lesser extent the provision of grain warehousing/conditioning and handling and drying services to third parties. Each underlying crop in this segment does not represent a separate operating segment. Management seeks to maximize the use of the land through the cultivation of one or more type of crops. Types and surface amount of crops cultivated may vary from harvest-year to harvest-year depending on several factors, some of them out of the Group’s control. Management is focused on the long-term performance of the productive land, and to that extent, the performance is assessed considering the aggregated combination, if any, of crops planted in the land. A single manager is responsible for the management of operating activity of all crops rather than for each individual crop.

•‘Rice’ Segment which consists of planting, harvesting, processing and marketing of rice, and the genetic development of seeds.

•‘Dairy’ Segment which consists of the production and sale of raw milk and industrialized products, including UHT, cheese and powder milk among others.

•‘Sugar, Ethanol and Energy’ Segment which consists of cultivating sugarcane which is processed in owned sugar mills, transformed into ethanol, sugar and electricity, in addition to biomethane and then marketed;

As further discussed in Note 32, the Group applies IAS 29 to its operations in Argentina. According to IAS 29, all Argentine Peso-denominated non-monetary items in the statement of financial position are adjusted by applying a general price index from the date they were initially recognized to the end of the reporting period. Likewise, all Argentine Peso-denominated items in the statement of income are expressed in terms of the measuring unit current at the end of the reporting period, consequently, income statement items are adjusted by applying a general price index on a monthly basis from the dates they were initially recognized in the financial statements to the end of the reporting period. This process is called “re-measurement”. Once the re-measurement process is completed, all Argentine Peso denominated accounts are translated into U.S. Dollars, which is our reporting currency, applying the guidelines in IAS 21 “The Effects of Changes in Foreign Exchange Rates”(“IAS 21”). IAS 21 requires that amounts be translated at the closing rate at the date of the most recent statement of financial position. This process is called “translation”. The re-measurement and translation processes are applied on a monthly basis until year-end. Due to these processes, the re-measured and translated results of operations for a given month are subject to change until year-end, affecting comparison and analysis.

However, the internal reporting reviewed by the CODM departs from the application of IAS 29 and IAS 21 re-measurement and translation processes discussed above. For segment reporting purposes, the segment results of Argentine operations for each reporting period were adjusted for inflation and translated into the reporting currency using the reporting period average exchange rate. The translated amounts were not subsequently re-measured and translated in accordance with the IAS 29 and IAS 21 guidelines. In order to evaluate the segment’s performance, results of operations in Argentina are based on monthly data adjusted for inflation and converted into the monthly US dollar average exchange rate. These converted amounts are not subsequently readjusted and reconverted as described under IAS 29 and IAS 21. It should be noted that this translation methodology for evaluating segment information is the same that the Group uses to translate results of operations from its other subsidiaries from other countries that have not been designated hyperinflationary economies because it allows for a more accurate analysis of the economic performance of its business as a whole. The CODM believes that the exclusion of the re-measurement and translation processes from the segment reporting structure allows for a more useful presentation and facilitates period-to-period comparison and performance analysis.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
For all the Group’s segments, the primary operating performance measure is “Profit or Loss from Operations” measured in accordance with the procedure outlined above. Total segment assets and liabilities are measured in a manner consistent with that of the Consolidated Financial Statements. These assets and liabilities are allocated based on the operations of the segment and the physical location of the asset.

The following tables show a reconciliation of the reportable segments information reviewed by our CODM with the reportable segment information measured in accordance with IAS 29 and IAS 21 as per the Consolidated Financial Statements for all years presented. These tables do not include information for the Sugar, Ethanol and Energy reportable segment since this information is not affected by the application of IAS 29 and therefore there is no difference between the information reviewed by our CODM and the information included in the Consolidated Financial Statements:

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
Segment reconciliation for the year ended December 31, 2023:

	2023
	Crops			Rice			Dairy
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	216,912	(50,659)	166,253	256,347	(26,155)	230,192	246,875	(66,756)	180,119
Cost of goods and services rendered	(188,954)	45,075	(143,879)	(178,322)	8,064	(170,258)	(209,362)	54,889	(154,473)
Initial recognition and changes in fair value of biological assets and agricultural produce	(4,862)	(5,465)	(10,327)	(2,488)	(1,813)	(4,301)	14,086	(6,036)	8,050
Gain from changes in net realizable value of agricultural produce after harvest	2,730	(736)	1,994	—	—	—	—	—	—
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	25,826	(11,785)	14,041	75,537	(19,904)	55,633	51,599	(17,903)	33,696
General and administrative expenses	(14,779)	4,866	(9,913)	(15,709)	4,436	(11,273)	(10,411)	3,456	(6,955)
Selling expenses	(22,450)	6,336	(16,114)	(33,407)	6,958	(26,449)	(25,488)	8,312	(17,176)
Other operating income / (expense), net	20,006	(4,721)	15,285	7,470	(252)	7,218	1,872	(960)	912
Profit from Operations	8,603	(5,304)	3,299	33,891	(8,762)	25,129	17,572	(7,095)	10,477

Depreciation and amortization	(8,330)	2,909	(5,421)	(15,154)	4,342	(10,812)	(10,913)	3,852	(7,061)
Net (loss) / gain from Fair value adjustment of investment property	10,199	(650)	9,549	1,176	(105)	1,071	—	—	—

	2023
	Corporate			Total
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	—	—	—	1,442,441	(143,570)	1,298,871
Cost of goods and services rendered	—	—	—	(1,081,208)	108,028	(973,180)
Initial recognition and changes in fair value of biological assets and agricultural produce	—	—	—	101,172	(13,314)	87,858
Gain from changes in net realizable value of agricultural produce after harvest	—	—	—	2,574	(736)	1,838
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	—	—	—	464,979	(49,592)	415,387
General and administrative expenses	(23,061)	6,473	(16,588)	(89,551)	19,231	(70,320)
Selling expenses	(305)	107	(198)	(150,805)	21,713	(129,092)
Other operating income / (expense), net	(309)	21	(288)	31,502	(5,912)	25,590
Profit from Operations	(23,675)	6,601	(17,074)	256,125	(14,560)	241,565

Depreciation and amortization	(1,275)	454	(821)	(211,575)	11,557	(200,018)
Net gain / (loss) from Fair value adjustment of investment property	—	—	—	11,375	(755)	10,620

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
Segment reconciliation for the year ended December 31, 2022:

	2022
	Crops			Rice			Dairy
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	280,329	(2,578)	277,751	204,396	(195)	204,201	236,222	(1,210)	235,012
Cost of goods and services rendered	(257,925)	2,330	(255,595)	(160,047)	(379)	(160,426)	(204,924)	1,039	(203,885)
Initial recognition and changes in fair value of biological assets and agricultural produce	62,567	1,494	64,061	16,032	525	16,557	27,523	(266)	27,257
Gain from changes in net realizable value of agricultural produce after harvest	(21,495)	136	(21,359)	—	—	—	—	—	—
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	63,476	1,382	64,858	60,381	(49)	60,332	58,821	(437)	58,384
General and administrative expenses	(13,312)	2	(13,310)	(15,487)	173	(15,314)	(10,378)	181	(10,197)
Selling expenses	(31,894)	212	(31,682)	(34,665)	229	(34,436)	(27,050)	76	(26,974)
Other operating income / (expense), net	463	(804)	(341)	(507)	(37)	(544)	(8)	(3)	(11)
Bargain purchase gain on acquisition	—	—	—	10,070	37	10,107	—	—	—
Profit from Operations	18,733	792	19,525	19,792	353	20,145	21,385	(183)	21,202

Depreciation and amortization	(8,017)	39	(7,978)	(12,215)	98	(12,117)	(10,075)	57	(10,018)
Net (loss) / gain from Fair value adjustment of investment property	(2,184)	(158)	(2,342)	(580)	(39)	(619)	—	—	—

	2022
	Corporate			Total
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	—	—	—	1,351,707	(3,983)	1,347,724
Cost of goods and services rendered	—	—	—	(1,078,737)	2,990	(1,075,747)
Initial recognition and changes in fair value of biological assets and agricultural produce	—	—	—	214,188	1,753	215,941
Gain from changes in net realizable value of agricultural produce after harvest	—	—	—	(22,429)	136	(22,293)
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	—	—	—	464,729	896	465,625
General and administrative expenses	(23,413)	(136)	(23,549)	(84,507)	220	(84,287)
Selling expenses	(257)	(1)	(258)	(144,031)	516	(143,515)
Other operating income / (expense), net	(136)	21	(115)	2,693	(823)	1,870
Bargain purchase gain on acquisition	—	—	—	10,070	37	10,107
Profit from Operations	(23,806)	(116)	(23,922)	248,954	846	249,800

Depreciation and amortization	22	(29)	(7)	(191,205)	165	(191,040)
Net (loss) / gain from Fair value adjustment of investment property	—	—	—	(2,764)	(197)	(2,961)

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
Segment reconciliation for the year ended December 31, 2021:

	2021
	Crops			Rice			Dairy
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	231,817	11,975	243,792	131,093	4,403	135,496	172,803	10,251	183,054
Cost of goods and services rendered	(206,018)	(10,216)	(216,234)	(109,805)	(2,348)	(112,153)	(149,738)	(8,339)	(158,077)
Initial recognition and changes in fair value of biological assets and agricultural produce	65,907	8,185	74,092	38,296	6,798	45,094	18,336	1,559	19,895
Gain from changes in net realizable value of agricultural produce after harvest	(10,163)	(1,221)	(11,384)	—	—	—	—	—	—
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	81,543	8,723	90,266	59,584	8,853	68,437	41,401	3,471	44,872
General and administrative expenses	(10,356)	(834)	(11,190)	(8,981)	(876)	(9,857)	(4,715)	(541)	(5,256)
Selling expenses	(22,107)	(1,506)	(23,613)	(16,709)	(1,495)	(18,204)	(20,779)	(1,793)	(22,572)
Other operating income / (expense), net	237	(536)	(299)	(918)	(73)	(991)	(150)	(20)	(170)
Profit from Operations	49,317	5,847	55,164	32,976	6,409	39,385	15,757	1,117	16,874

Depreciation and amortization	(6,583)	(643)	(7,226)	(8,173)	(820)	(8,993)	(7,144)	(797)	(7,941)
Net (loss) / gain from Fair value adjustment of investment property	(2,832)	(350)	(3,182)	(1,052)	(97)	(1,149)	—	—	—

	2021
	Corporate			Total
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	—	—	—	1,097,723	26,629	1,124,352
Cost of goods and services rendered	—	—	—	(834,062)	(20,903)	(854,965)
Initial recognition and changes in fair value of biological assets and agricultural produce	—	—	—	211,198	16,542	227,740
Gain from changes in net realizable value of agricultural produce after harvest	—	—	—	(11,658)	(1,221)	(12,879)
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	—	—	—	463,201	21,047	484,248
General and administrative expenses	(22,119)	(1,908)	(24,027)	(65,635)	(4,159)	(69,794)
Selling expenses	(306)	(21)	(327)	(112,847)	(4,815)	(117,662)
Other operating income / (expense), net	103	(21)	82	(18,118)	(650)	(18,768)
Profit from Operations	(22,322)	(1,950)	(24,272)	266,601	11,423	278,024

Depreciation and amortization	(738)	(49)	(787)	(166,619)	(2,309)	(168,928)
Net (loss) / gain from Fair value adjustment of investment property	—	—	—	(3,884)	(447)	(4,331)

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
The following table presents information with respect to the Group’s reportable segments. Certain other activities of a holding function nature not allocable to the segments are disclosed in the column ‘Corporate’

Segment analysis for the year ended December 31, 2023:

	Farming				Sugar, Ethanol and Energy	Corporate	Total
	Crops	Rice	Dairy	Farming subtotal
Sales of goods and services rendered	216,912	256,347	246,875	720,134	722,307	—	1,442,441
Cost of goods sold and services rendered	(188,954)	(178,322)	(209,362)	(576,638)	(504,570)	—	(1,081,208)
Initial recognition and changes in fair value of biological assets and agricultural produce	(4,862)	(2,488)	14,086	6,736	94,436	—	101,172
Changes in net realizable value of agricultural produce after harvest	2,730	—	—	2,730	(156)	—	2,574
Margin on manufacturing and agricultural activities before operating expenses	25,826	75,537	51,599	152,962	312,017	—	464,979
General and administrative expenses	(14,779)	(15,709)	(10,411)	(40,899)	(25,591)	(23,061)	(89,551)
Selling expenses	(22,450)	(33,407)	(25,488)	(81,345)	(69,155)	(305)	(150,805)
Other operating income / (expense), net	20,006	7,470	1,872	29,348	2,463	(309)	31,502
Profit / (loss) from operations	8,603	33,891	17,572	60,066	219,734	(23,675)	256,125

Depreciation and amortization	(8,330)	(15,154)	(10,913)	(34,397)	(175,903)	(1,275)	(211,575)
Net gain from Fair value adjustment of investment property	10,199	1,176	—	11,375	—	—	11,375
Reverse of revaluation surplus derived from the disposals of assets before taxes	20,245	—	—	20,245	—	—	20,245
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	4,171	(1,002)	(12,655)	(9,486)	(15,393)	—	(24,879)
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	(9,033)	(1,486)	26,741	16,222	109,829	—	126,051
Changes in net realizable value of agricultural produce after harvest (unrealized)	2,599	—	—	2,599	—	—	2,599
Changes in net realizable value of agricultural produce after harvest (realized)	131	—	—	131	(156)	—	(25)

Farmlands and farmland improvements, net	447,772	178,291	1,462	627,525	78,322	—	705,847
Machinery, equipment and other fixed assets, net	24,250	71,584	86,670	182,504	264,561	—	447,065
Bearer plants, net	753	—	—	753	375,089	—	375,842
Work in progress	10	291	5,584	5,885	14,926	—	20,811
Right of use assets	13,608	15,076	29	28,713	377,420	580	406,713
Investment property	29,192	4,172	—	33,364	—	—	33,364
Goodwill	6,095	3,704	—	9,799	4,510	—	14,309
Biological assets	55,545	32,843	23,191	111,579	116,458	—	228,037
Finished goods	33,407	9,306	9,927	52,640	126,971	—	179,611
Raw materials, stocks held by third parties and others	26,779	16,577	11,230	54,586	21,854	—	76,440
Total segment assets	637,411	331,844	138,093	1,107,348	1,380,111	580	2,488,039
Borrowings	44,692	(9,207)	84,557	120,042	604,827	180,080	904,949
Lease liabilities	12,341	13,475	57	25,873	352,238	399	378,510
Total segment liabilities	57,033	4,268	84,614	145,915	957,065	180,479	1,283,459

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)

Segment analysis for the year ended December 31, 2022

	Farming				Sugar, Ethanol and Energy	Corporate	Total
	Crops	Rice	Dairy	Farming subtotal
Sales of goods and services rendered	280,329	204,396	236,222	720,947	630,760	—	1,351,707
Cost of goods sold and services rendered	(257,925)	(160,047)	(204,924)	(622,896)	(455,841)	—	(1,078,737)
Initial recognition and changes in fair value of biological assets and agricultural produce	62,567	16,032	27,523	106,122	108,066	—	214,188
Changes in net realizable value of agricultural produce after harvest	(21,495)	—	—	(21,495)	(934)	—	(22,429)
Margin on manufacturing and agricultural activities before operating expenses	63,476	60,381	58,821	182,678	282,051	—	464,729
General and administrative expenses	(13,312)	(15,487)	(10,378)	(39,177)	(21,917)	(23,413)	(84,507)
Selling expenses	(31,894)	(34,665)	(27,050)	(93,609)	(50,165)	(257)	(144,031)
Other operating income / (expense), net	463	(507)	(8)	(52)	2,881	(136)	2,693
Bargain purchase gain on acquisition	—	10,070	—	10,070	—	—	10,070
Profit / (loss) from operations	18,733	19,792	21,385	59,910	212,850	(23,806)	248,954

Depreciation and amortization	(8,017)	(12,215)	(10,075)	(30,307)	(160,920)	22	(191,205)
Net loss from Fair value adjustment of investment property	(2,184)	(580)	—	(2,764)	—	—	(2,764)
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	2,071	3,327	(2,276)	3,122	35,232	—	38,354
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	60,496	12,705	29,799	103,000	72,834	—	175,834
Changes in net realizable value of agricultural produce after harvest (unrealized)	72	—	—	72	—	—	72
Changes in net realizable value of agricultural produce after harvest (realized)	(21,567)	—	—	(21,567)	(934)	—	(22,501)

Farmlands and farmland improvements, net	504,695	158,769	2,221	665,685	78,648	—	744,333
Machinery, equipment and other fixed assets, net	50,183	59,126	108,589	217,898	171,308	—	389,206
Bearer plants, net	1,057	—	—	1,057	351,670	—	352,727
Work in progress	9,018	29,462	22,325	60,805	18,284	—	79,089
Right of use assets	18,952	8,594	711	28,257	330,681	1,243	360,181
Investment property	27,757	5,573	—	33,330	—	—	33,330
Goodwill	8,932	5,427	—	14,359	4,185	—	18,544
Biological assets	72,843	54,125	30,045	157,013	109,431	—	266,444
Finished goods	37,539	13,659	12,825	64,023	88,693	—	152,716
Raw materials, stocks held by third parties and others	63,153	22,178	8,700	94,031	27,275	—	121,306
Total segment assets	794,129	356,913	185,416	1,336,458	1,180,175	1,243	2,517,876
Borrowings	41,493	113,133	138,241	292,867	587,865	127,020	1,007,752
Lease liabilities	18,234	8,281	623	27,138	310,162	680	337,980
Total segment liabilities	59,727	121,414	138,864	320,005	898,027	127,700	1,345,732

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
Segment analysis for the year ended December 31, 2021

	Farming				Sugar, Ethanol and Energy	Corporate	Total
	Crops	Rice	Dairy	Farming subtotal
Sales of goods and services rendered	231,817	131,093	172,803	535,713	562,010	—	1,097,723
Cost of goods sold and services rendered	(206,018)	(109,805)	(149,738)	(465,561)	(368,501)	—	(834,062)
Initial recognition and changes in fair value of biological assets and agricultural produce	65,907	38,296	18,336	122,539	88,659	—	211,198
Changes in net realizable value of agricultural produce after harvest	(10,163)	—	—	(10,163)	(1,495)	—	(11,658)
Margin on manufacturing and agricultural activities before operating expenses	81,543	59,584	41,401	182,528	280,673	—	463,201
General and administrative expenses	(10,356)	(8,981)	(4,715)	(24,052)	(19,464)	(22,119)	(65,635)
Selling expenses	(22,107)	(16,709)	(20,779)	(59,595)	(52,946)	(306)	(112,847)
Other operating income / (expense), net	237	(918)	(150)	(831)	(17,390)	103	(18,118)
Profit / (loss) from operations	49,317	32,976	15,757	98,050	190,873	(22,322)	266,601

Depreciation and amortization	(6,583)	(8,173)	(7,144)	(21,900)	(143,981)	(738)	(166,619)
Net loss from Fair value adjustment of investment property	(2,832)	(1,052)	—	(3,884)	—	—	(3,884)
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	21,428	5,992	(6,271)	21,149	(16,294)	—	4,855
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	44,479	32,304	24,607	101,390	104,953	—	206,343
Changes in net realizable value of agricultural produce after harvest (unrealized)	(4,001)	—	—	(4,001)	—	—	(4,001)
Changes in net realizable value of agricultural produce after harvest (realized)	(6,162)	—	—	(6,162)	(1,495)	—	(7,657)

Total reportable segments’ assets and liabilities are reconciled to total assets as per the statement of financial position as follows:

	2023	2022
Total reportable assets as per segment information	2,488,039	2,517,876
Intangible assets (excluding goodwill)	13,210	17,576
Deferred income tax assets	9,777	8,758
Trade and other receivables	218,115	228,378
Other assets	1,515	1,701
Derivative financial instruments	31,820	5,342
Short-term investment	62,637	98,571
Cash and cash equivalents	339,781	230,653
Total assets as per the statement of financial position	3,164,894	3,108,855

	2023	2022
Total reportable liabilities as per segment information	1,283,459	1,345,732
Trade and other payables	191,738	259,607
Deferred income tax liabilities	376,331	301,414
Payroll and social liabilities	38,927	31,545
Provisions for other liabilities	3,599	3,435
Current income tax liabilities	5,023	422
Derivative financial instruments	169	3,057
Total liabilities as per the statement of financial position	1,899,246	1,945,212

.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
Non-current assets and revenues and fair value gains and losses are shown by geographic region. These are the regions in which the Group is active: Argentina, Brazil, Uruguay and others.

As of and for the year ended December 31, 2023:

	Argentina	Brazil	Uruguay	Chile	Total
Property, plant and equipment	786,201	733,055	30,309	—	1,549,565
Investment property	33,364	—	—	—	33,364
Goodwill	9,799	4,510	—	—	14,309
Non-current portion of biological assets	23,706	—	—	—	23,706

Sales of goods and services rendered	402,205	401,051	632,165	7,020	1,442,441
Initial recognition and changes in fair value of biological assets and agricultural produce	6,469	94,436	267	—	101,172
Changes in net realizable value of agricultural produce after harvest	3,341	(156)	(611)	—	2,574

As of and for the year ended December 31, 2022:

	Argentina	Brazil	Uruguay	Chile	Total
Property, plant and equipment	914,444	620,065	30,846	—	1,565,355
Investment property	33,330	—	—	—	33,330
Goodwill	14,359	4,185	—	—	18,544
Non-current portion of biological assets	30,622	—	—	—	30,622

Sales of goods and services rendered	373,746	494,215	472,538	11,208	1,351,707
Initial recognition and changes in fair value of biological assets and agricultural produce	102,656	108,066	3,466	—	214,188
Changes in net realizable value of agricultural produce after harvest	(21,482)	(934)	(13)	—	(22,429)
As of and for the year ended December 31, 2021:

	Argentina	Brazil	Uruguay	Chile	Total
Sales of goods and services rendered	284,026	385,959	427,661	77	1,097,723
Initial recognition and changes in fair value of biological assets and agricultural produce	120,255	88,659	2,284	—	211,198
Changes in net realizable value of agricultural produce after harvest	(9,679)	(1,496)	(483)	—	(11,658)

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.    Sales

	2023	2022	2021
Manufactured products and services rendered:
Ethanol	247,008	387,124	291,883
Sugar	419,858	188,769	208,365
Energy (*)	35,985	34,919	50,321
Peanut	63,646	63,041	60,939
Sunflower	8,301	14,948	11,282
Cotton	8,383	6,780	2,540
Rice (*)	199,746	188,263	127,272
Fluid milk (UHT)	74,402	76,596	62,875
Powder milk (*)	43,958	84,257	62,728
Other diary products (*)	35,385	37,648	28,834
Services	6,080	10,987	7,309
Rental income	1,210	841	615
Others	43,436	24,199	13,069
	1,187,398	1,118,372	928,032
Agricultural produce and biological assets:
Soybean	42,610	81,757	71,687
Corn	22,490	71,188	59,803
Wheat	7,984	19,915	27,349
Rice	—	3,994	—
Sunflower	7,095	9,885	6,167
Barley	2,826	4,175	1,684
Seeds	428	1,940	1,559
Raw milk	15,081	21,623	16,468
Cattle	3,542	5,039	3,111
Cattle for dairy	6,718	7,543	4,994
Others	2,699	2,293	3,498
	111,473	229,352	196,320
Total sales	1,298,871	1,347,724	1,124,352
(*) Includes sales of mwh of energy, tons rice and crops products produced by third parties for an amount of US$2.4 million, US$22.3 million and US$0.8 million respectively (December 31, 2022: sales of mwh of energy, tons rice and power milk US$2.3 million, US$0.9 million and US$1.3 million, respectively and December 31, 2021: sales of mwh of energy, tons rice and butter US$6.5 million, US$4.4 million and US$0.6 million, respectively).

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

The notional amount of these contracts is US$73.5 million as of December 31, 2023 (2022: US$89.9 million; 2021: US$75.9 million) and comprised primarily of 9,225 thousand tons of sugar (US$ 5.2 million), 28,534 thousand m3 of ethanol (US$15.3 million), 539,712 thousand mwh of energy (US$27.6 million), 53,600 thousand tons of soybean (US$17.8 million), 17,208 thousand tons of wheat (US$4.2 million), and 16,155 thousand tons of corn (US$3.1 million) which expire between January and December 2024.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.    Cost of goods sold and services rendered

For the year ended December 31:

	2023
	Crops	Rice	Dairy	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of year (Note 19)	37,539	13,659	12,825	88,693	152,716
Cost of production of manufactured products (Note 6)	47,086	123,629	121,341	548,553	840,609
Purchases	4,361	22,594	3,170	1,011	31,136
Agricultural produce	115,893	18	15,081	9,736	140,728
Transfer to raw material	(49,108)	(5,714)	—	—	(54,822)
Direct agricultural selling expenses	9,214	—	—	—	9,214
Tax recoveries (i)	—	—	—	(25,767)	(25,767)
Changes in net realizable value of agricultural produce after harvest	1,994	—	—	(156)	1,838
Loss of idle capacity	—	—	—	3,861	3,861
Finished goods at the end of the year (Note 19)	(33,407)	(9,306)	(9,927)	(126,971)	(179,611)
Exchange differences	10,307	25,378	11,983	5,610	53,278
Cost of goods sold and services rendered	143,879	170,258	154,473	504,570	973,180

(i) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values.

For the year ended December 31:

	2022
	Crops	Rice	Dairy	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of year	37,225	5,015	15,157	80,857	138,254
Cost of production of manufactured products (Note 6)	68,510	165,330	180,723	455,336	869,899
Purchases	10,528	1,866	1,285	856	14,535
Acquisition of subsidiaries	—	8,413	—	—	8,413
Agricultural produce	245,402	106	21,647	11,571	278,726
Transfer to raw material	(75,158)	(6,549)	—	—	(81,707)
Direct agricultural selling expenses	25,623	—	—	—	25,623
Tax recoveries (i)	—	—	—	(17,800)	(17,800)
Changes in net realizable value of agricultural produce after harvest	(21,359)	—	—	(934)	(22,293)
Loss of idle capacity	—	—	—	7,507	7,507
Finished goods at the end of the year (Note 19)	(37,539)	(13,659)	(12,825)	(88,693)	(152,716)
Exchange differences	2,363	(96)	(2,102)	7,141	7,306
Cost of goods sold and services rendered	255,595	160,426	203,885	455,841	1,075,747
(i) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.    Cost of goods sold and services rendered (continued)

For the year ended December 31:

	2021
	Crops	Rice	Dairy	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of year	30,267	5,970	6,489	34,315	77,041
Cost of production of manufactured products (Note 6)	59,590	124,304	158,083	415,408	757,385
Purchases	26,880	569	—	4,860	32,309
Agricultural produce	227,791	108	16,468	10,944	255,311
Transfer to raw material	(73,068)	(7,240)	—	—	(80,308)
Direct agricultural selling expenses	22,642	—	—	—	22,642
Tax recoveries (i)	—	—	—	(19,423)	(19,423)
Changes in net realizable value of agricultural produce after harvest	(11,384)	—	—	(1,495)	(12,879)
Loss of idle capacity	—	—	—	14,270	14,270
Finished goods at the end of the year (Note 19)	(37,225)	(5,015)	(15,157)	(80,857)	(138,254)
Exchange differences	(29,259)	(6,543)	(7,806)	(9,521)	(53,129)
Cost of goods sold and services rendered	216,234	112,153	158,077	368,501	854,965

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

The following table provides the additional disclosure required on the nature of expenses and their relationship to the function within the Group:

Expenses by nature for the year ended December 31, 2023:

	Cost of production of manufactured products (Note 5)					General and Administrative Expenses	Selling Expenses	Total
	Crops	Rice	Dairy	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	2,549	10,541	7,733	47,050	67,873	30,581	8,899	107,353
Raw materials and consumables	293	818	19,361	7,878	28,350	—	—	28,350
Depreciation and amortization	3,087	4,514	3,153	131,536	142,290	14,632	1,166	158,088
Depreciation of right of use assets	—	32	350	9,402	9,784	7,837	208	17,829
Fuel, lubricants and others	139	665	1,338	37,707	39,849	572	251	40,672
Maintenance and repairs	724	2,550	1,490	32,594	37,358	1,377	583	39,318
Freights	80	5,662	1,921	106	7,769	—	57,629	65,398
Export taxes / selling taxes	—	—	—	—	—	—	29,910	29,910
Export expenses	—	—	—	—	—	—	11,550	11,550
Contractors and services	2,013	2,705	214	11,313	16,245	—	—	16,245
Energy transmission	—	—	—	—	—	—	2,621	2,621
Energy power	817	2,291	1,693	776	5,577	342	66	5,985
Professional fees	38	71	69	1,105	1,283	8,553	1,725	11,561
Other taxes	12	160	102	4,232	4,506	582	23	5,111
Contingencies	—	—	—	—	—	988	—	988
Lease expense and similar arrangements	127	523	145	—	795	975	567	2,337
Third parties raw materials	3,838	35,289	47,336	31,969	118,432	—	—	118,432
Tax recoveries	—	—	—	(74)	(74)	—	—	(74)
Others	552	1,396	1,498	6,091	9,537	3,881	13,894	27,312
Subtotal	14,269	67,217	86,403	321,685	489,574	70,320	129,092	688,986
Own agricultural produce consumed	32,817	56,412	34,938	226,868	351,035	—	—	351,035
Total	47,086	123,629	121,341	548,553	840,609	70,320	129,092	1,040,021

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

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.    Expenses by nature (continued)

Expenses by nature for the year ended December 31, 2021:

	Cost of production of manufactured products (Note 5)
	Crops	Rice	Dairy	Sugar, Ethanol and Energy	Total	General and Administrative Expenses	Selling Expenses	Total
Salaries, social security expenses and employee benefits	3,651	6,841	9,268	27,072	46,832	30,727	7,221	84,780
Raw materials and consumables	578	373	24,755	13,036	38,742	—	—	38,742
Depreciation and amortization	3,930	2,692	3,590	108,709	118,921	14,280	1,304	134,505
Depreciation right-of-use and other leases	—	102	602	5,700	6,404	7,173	49	13,626
Fuel, lubricants and others	336	89	1,730	24,747	26,902	854	279	28,035
Maintenance and repairs	1,341	1,851	1,779	16,797	21,768	1,956	800	24,524
Freights	644	8,154	2,377	607	11,782	—	38,970	50,752
Export taxes / selling taxes	—	—	—	—	—	—	43,509	43,509
Export expenses	—	—	—	—	—	—	11,745	11,745
Contractors and services	2,587	235	260	6,758	9,840	—	—	9,840
Energy transmission	—	—	—	—	—	—	2,347	2,347
Energy power	1,276	1,501	2,544	839	6,160	335	85	6,580
Professional fees	78	84	140	692	994	7,600	815	9,409
Other taxes	23	92	118	3,049	3,282	582	62	3,926
Contingencies	—	—	—	—	—	855	—	855
Lease expense and similar arrangements	162	319	257	—	738	1,863	251	2,852
Third parties raw materials	2,804	2,852	62,737	15,240	83,633	—	—	83,633
Tax recoveries	—	—	—	(1,546)	(1,546)	—	—	(1,546)
Others	962	5,273	2,166	2,636	11,037	3,569	10,225	24,831
Subtotal	18,372	30,458	112,323	224,336	385,489	69,794	117,662	572,945
Own agricultural produce consumed	41,218	93,846	45,760	191,072	371,896	—	—	371,896
Total	59,590	124,304	158,083	415,408	757,385	69,794	117,662	944,841

7.    Salaries and social security expenses

	2023	2022	2021
Wages and salaries (i)	127,113	132,010	101,818
Social security costs	41,404	36,932	30,296
Equity-settled share-based compensation	8,581	10,227	6,406
	177,098	179,169	138,520
(i)Includes US$35,007, US$30,014 and US$25,105, capitalized in Property, Plant and Equipment for the years 2023, 2022 and 2021, respectively.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

8.    Other operating income / (expense), net

	2023	2022	2021
Gain / (loss) from commodity derivative financial instrument	6,913	(6,842)	(15,990)
Gain / (loss) from disposal of other property items	4,747	3,718	(387)
Net gain / (loss) from fair value adjustment of investment property	10,620	(2,961)	(4,331)
Gain from disposal of farmland and other assets (Note 21)	6,334	—	—
Others	(3,024)	7,955	1,940
	25,590	1,870	(18,768)

9.    Financial results, net

	2023	2022	2021
Finance income:
- Interest income	7,134	5,781	4,081
- Foreign exchange gains, net	90,930	19,278	18,939
- Gain from interest rate/foreign exchange rate derivative financial instruments	3,501	—	512
- Other income	55,535	249	13,138
Finance income	157,100	25,308	36,670

Finance costs:
- Interest expense	(31,906)	(50,037)	(62,536)
- Finance cost related to lease liabilities	(40,203)	(31,113)	(16,502)
- Cash flow hedge – transfer from equity (Note 2)	(36,863)	(40,195)	(52,650)
- Taxes	(5,473)	(4,862)	(7,073)
- Loss from interest rate/foreign exchange rate derivative financial instruments	—	(2,384)	—
- Borrowings prepayment related expenses (Brazilian subsidiaries)	—	—	(3,068)
-Finance discount	—	—	(3,741)
- Other expenses	(7,642)	(9,009)	(6,111)
Finance costs	(122,087)	(137,600)	(151,681)
Other financial results - Net gain / (loss) of inflation effects on monetary items	28,816	(2,144)	11,541
Total financial results, net	63,829	(114,436)	(103,470)
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

	2023	2022	2021
Current income tax	4,570	(4,655)	(4,338)
Deferred income tax	(83,243)	(22,103)	(39,499)
Income tax expense	(78,673)	(26,758)	(43,837)

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

(i) In June 2021, the Argentine Government introduced changes to the income tax laws whereby it established an increasing rate scheme starting at 25% up to 35% for income tax gains over Argentine Pesos 143 million (US$ 0.2 million). The revised scheme was effective as from fiscal year 2021. It also established a 7% withholding tax for dividends.

Deferred tax assets and liabilities of the Group as of December 31, 2023 and 2022, without taking into consideration the offsetting of balances within the same tax jurisdiction, will be recovered or settled as follows:

	2023	2022
Deferred income tax asset to be recovered after more than 12 months	36,028	127,878
Deferred income tax asset to be recovered within 12 months	43,337	17,862
Deferred income tax assets	79,365	145,740

Deferred income tax liability to be settled after more than 12 months	(427,360)	(371,047)
Deferred income tax liability to be settled within 12 months	(18,559)	(67,349)
Deferred income tax liability	(445,919)	(438,396)
Deferred income tax liability, net	(366,554)	(292,656)

The gross movement on the deferred income tax account is as follows:

	2023	2022
Beginning of year	(292,656)	(255,527)
Exchange differences	69,707	(30,187)
Changes of fair value valuation for farmlands	(62,988)	25,307
Acquisition of subsidiary (Note 21)	—	(1,562)
Disposal of farmland	10,492	—
Others	632	(1,247)
Tax credit relating to cash flow hedge (i)	(8,498)	(7,337)
Income tax expense	(83,243)	(22,103)
End of year	(366,554)	(292,656)

(i) Relates to the gain or loss before income tax of cash flow hedge recognized in other comprehensive income amounting to US$7,319 for the year ended December 31, 2023 (2022: US$15,621; 2021: US$46,145); net of the reclassification from Equity to the Income Statement of US$ 49,737 for the year ended December 31, 2023 (2022: US$ 40,388; 2021: US$26,031).

The movement in the deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.    Taxation (continued)

Deferred income tax liabilities	Property, plant and equipment	Investment property	Biological assets	Others	Total
At January 1, 2022	355,158	9,881	11,259	8,757	385,055
Charged / (credited) to the statement of income	20,354	(2,181)	18,105	232	36,510
Farmlands revaluation	(25,307)	—	—	—	(25,307)
Acquisition of subsidiary	1,562	—	—	—	1,562
Exchange differences	37,379	1,279	1,097	821	40,576
At December 31, 2022	389,146	8,979	30,461	9,810	438,396
Charged / (credited) to the statement of income	18,229	9,760	(2,984)	12,460	37,465
Farmlands revaluation	62,988	—	—	—	62,988
Acquisition of subsidiaries	(10,492)	—	—	—	(10,492)
Exchange differences	(75,928)	(2,851)	(4,097)	438	(82,438)
At December 31, 2023	383,943	15,888	23,380	22,708	445,919

Deferred income tax assets	Provisions	Tax loss carry forwards	Equity-settled share-based compensation	Borrowings	Biological assets	Others	Total
At January 1, 2022	9,279	81,557	4,822	34,797	66	(993)	129,528
(Credited) / charged to the statement of income	(3,900)	29,087	—	(11,115)	(66)	401	14,407
Tax charge relating to cash flow hedge	—	(7,337)	—	—	—	—	(7,337)
Exchange differences	1,243	6,888	—	2,250	—	8	10,389
Others	—	—	(1,247)	—	—	—	(1,247)
At December 31, 2022	6,622	110,195	3,575	25,932	—	(584)	145,740
Charged / (credited) to the statement of income	1,064	(29,585)	—	(26,696)	3,242	6,197	(45,778)
Tax charge relating to cash flow hedge	—	(8,498)	—	—	—	—	(8,498)
Exchange differences	3,752	(15,011)	—	1,137	(3,242)	633	(12,731)
Others	—	—	440	—	—	192	632
At December 31, 2023	11,438	57,101	4,015	373	—	6,438	79,365

Tax loss carry forwards in Argentina and Uruguay generally expire within 5 years. Tax loss carry forwards in Brazil and Luxembourg do not expire. However, in Brazil, the taxable profit for each year can only be reduced by tax loss carry forward up to a maximum of 30%.

In order to fully realize the deferred tax asset, the Group will need to generate future taxable income in the countries where the tax loss carry forward were incurred. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible
.

As of December 31, 2023, the Group’s tax loss carry forwards and their corresponding jurisdictions are as follows:

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.    Taxation (continued)

Jurisdiction	Tax loss carry forward	Expiration period
Argentina (1)	22,158	5 years
Brazil	135,479	No expiration date.
Uruguay	5,173	5 years
Luxembourg	16,866	No expiration date.

(1) As of December 31, 2023, the aging of the determination tax loss carry forward in Argentina is as follows:

Year of generation	Amount
2019	426
2020	768
2021	16
2022	18,856
2023	2,092

The tax on the Group’s profit before income tax differs from the theoretical amount that would arise using the tax rates applicable to profits in the respective countries as follows:

	2023	2022	2021
Tax calculated at the tax rates applicable to profits in the respective countries	(103,860)	(43,827)	(54,291)
Non-deductible items	(1,616)	(1,921)	(3,459)
Effect of the changes in the statutory income tax rate in Argentina	1,280	(2,237)	(31,962)
Unused tax losses	—	—	482
Tax losses where no deferred tax asset was recognized	(706)	(107)	—
Non-taxable income	19,994	16,879	13,604
Previously unrecognized tax losses now recouped to reduce tax expenses (1)	38,646	19,419	38,121
Effect of IAS 29 and tax adjustment per inflation in Argentina	(29,526)	(18,195)	(6,402)
Others	(2,885)	3,231	70
Income tax expense	(78,673)	(26,758)	(43,837)

(1) 2023 includes 37,151 of adjustment by inflation of tax loss carryforwards in Argentina (16,044 in 2022).

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

The Company believes that the lack of application of the income tax inflation adjustment is confiscatory. Accordingly, based on the precedents and the opinion of external and internal tax advisors, the Company has adjusted all items for inflation including those suspended by Section 39 of Law 24,073 as described above. The net effect of the inflation adjustment resulted in a deferred tax asset of US$121.9 million as of December 31, 2023, of which US$ 104,172 has already been applied.

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

OECD Pillar Two model rules

The Group is within the scope of the OECD (Organization for Economic Cooperation and Development) Pillar Two model rules (the Global Anti-base Erosion rules or GloBE). Pillar Two legislation was enacted in Luxembourg, the jurisdiction in which the company is incorporated, and came into effect from January 2024. Since the Pillar Two legislation was not effective at the reporting date, the group has no related current tax exposure. The group applies the exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes, as provided in the amendments to IAS 12 issued in May 2023.

Under Pillar Two, the Group is liable to pay a top-up tax for the difference between its GloBE effective tax rate per jurisdiction and the 15% minimum rate. All jurisdictions within the group have an effective tax rate that exceeds 15%, except for Uruguay. Although Uruguay may have a rate below 15%, we estimate that the impact would not be significant.

Due to the complexities in applying the legislation and calculating GloBE income, the quantitative impact of the enacted or substantively enacted legislation is not yet reasonably estimable. Therefore, even for those jurisdictions with an accounting effective tax rate above 15%, there might still be Pillar Two tax implications. The group is currently engaged with tax specialists to assist it with applying the legislation.

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

	2023	2022	2021
Profit from operations attributable to equity holders of the Group	226,291	108,138	130,669
Weighted average number of shares in issue (thousands)	107,092	110,079	115,148
Basic earnings per share	2.113	0.982	1.135

(b) Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares. The Group has two categories of dilutive potential shares: equity-settled share options and restricted units. For these instruments, a calculation is done to determine the number of shares that could have been acquired at fair value, based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the equity-settled share options. During 2023, the share options outstanding average were 401 thousands (2022: 361 thousands; 2021: 466 thousands) share options outstanding.

	2023	2022	2021
Profit from operations attributable to equity holders of the Group	226,291	108,138	130,669
Weighted average number of shares in issue (thousands)	107,092	110,079	115,148
Adjustments for:
- Employee share options and restricted units (thousands)	401	361	466
Weighted average number of shares for diluted earnings per share (thousands)	107,493	110,440	115,614
Diluted earnings per share	2.105	0.979	1.130

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

12.    Property, plant and equipment, net

Changes in the Group’s property, plant and equipment, net in 2023 and 2022 were as follows:

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and fittings	Bearer plants	Others	Work in progress	Total
At January 1, 2022
Fair value for farmlands / Cost	711,261	42,438	435,193	803,193	730,762	48,412	81,368	2,852,627
Accumulated depreciation	—	(25,859)	(227,514)	(720,010)	(435,780)	(20,841)	—	(1,430,004)
Net book amount	711,261	16,579	207,679	83,183	294,982	27,571	81,368	1,422,623
At December 31, 2022
Opening net book amount	711,261	16,579	207,679	83,183	294,982	27,571	81,368	1,422,623
Exchange differences	88,546	1,518	16,237	19,580	15,447	1,389	9,149	151,866
Additions	—	—	13,489	62,637	112,614	3,318	41,960	234,018
Revaluation surplus	(72,216)	—	—	—	—	—	—	(72,216)
Acquisition of subsidiaries	—	—	21,331	—	—	—	—	21,331
Transfers	—	2,192	41,167	10,198	—	(169)	(53,388)	—
Disposals	—	—	(953)	(2,278)	—	(103)	—	(3,334)
Reclassification to non-income tax credits (*)	—	—	—	(158)	—	—	—	(158)
Depreciation	—	(3,547)	(30,570)	(81,950)	(70,316)	(2,392)	—	(188,775)
Closing net book amount	727,591	16,742	268,380	91,212	352,727	29,614	79,089	1,565,355

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and fittings	Bearer plants	Others	Work in progress	Total
At December 31, 2022
Fair value for farmlands / Cost	727,591	46,148	526,464	893,172	858,823	52,846	79,089	3,184,133
Accumulated depreciation	—	(29,406)	(258,084)	(801,960)	(506,096)	(23,232)	—	(1,618,778)
Net book amount	727,591	16,742	268,380	91,212	352,727	29,614	79,089	1,565,355
Year ended December 31, 2023
Opening net book amount	727,591	16,742	268,380	91,212	352,727	29,614	79,089	1,565,355
Exchange differences	(197,377)	(4,029)	(43,653)	97,152	(46,372)	(21,835)	(21,863)	(237,977)
Additions	—	—	15,165	71,100	144,777	2,635	29,252	262,929
Revaluation surplus	188,879	—	—	—	—	—	—	188,879
Transfers	(33)	1,307	33,405	22,032	8,939	17	(65,667)	—
Disposals	(24,858)	—	(3,404)	(2,745)	—	(33)	—	(31,040)
Reclassification to non-income tax credits (*)	—	—	—	(293)	—	—	—	(293)
Depreciation	—	(2,375)	(28,737)	(81,463)	(84,229)	(1,484)	—	(198,288)
Closing net book amount	694,202	11,645	241,156	196,995	375,842	8,914	20,811	1,549,565
At December 31, 2023
Fair value for farmlands / Cost	694,202	43,426	527,977	1,080,418	966,167	33,630	20,811	3,366,631
Accumulated depreciation	—	(31,781)	(286,821)	(883,423)	(590,325)	(24,716)	—	(1,817,066)
Net book amount	694,202	11,645	241,156	196,995	375,842	8,914	20,811	1,549,565

(*) Brazilian federal tax law allows entities to take a percentage of the total cost of the assets purchased as a tax credit. As of December 31, 2023 and 2022, ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) tax credits were reclassified to trade and other receivables.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

12.    Property, plant and equipment, net (continued)

Depreciation is calculated using the straight-line method to allocate their cost over the estimated useful lives. Farmlands are not depreciated.

Farmland improvements	5-25 years
Buildings and facilities	20 years
Furniture and fittings	10 years
Computer equipment	3-5 years
Machinery and equipment	4-10 years
Vehicles	4-5 years
Bearer plants	6 - based on productivity

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each statement of financial position date. Farmlands are measured at fair value using a sales comparison approach. prepared by an independent expert. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant assumption being the price per hectare (Level 3). The Group estimated that, other factors being constant, a 10% reduction on the sales price for the year ended December 31, 2023 would have reduced the value of the farmlands on US$69.4 million (2022: US$72.8 million), which would impact, net of its tax effect on the "Revaluation surplus" item in the statement of Changes in Shareholders' Equity. Should farmlands be carried at historical cost, the net book value as of December 31, 2023 would have been US$197.5 million.

Depreciation charges are included in “Cost of production of Biological Assets," “Cost of production of manufactured products,”“General and administrative expenses,”“Selling expenses” and capitalized in “Property, plant and equipment” for the years ended December 31, 2023, 2022 and 2021.

During the year ended December 31, 2023, borrowing costs of US$4.2 million (2022:US$3.3 million) were capitalized as components of the cost of acquisition or construction for qualifying assets.

Certain of the Group’s assets have been pledged as collateral to secure the Group’s borrowings and other payables. The net book value of the pledged assets amounts to US$ 217.8 million as of December 31, 2023 (2022: US$345.3 million).

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

13.    Right of use assets, net

    Changes in the Group’s right of use assets, net in 2023 and 2022 were as follows:

	Agricultural partnerships (*)	Others	Total
At January 1, 2022
Opening net book amount	235,971	24,805	260,776
Exchange differences	13,223	1,593	14,816
Additions and re-measurements	140,724	7,204	147,928
Depreciation	(56,356)	(6,983)	(63,339)
Closing net book amount	333,562	26,619	360,181

At December 31, 2023
Opening net book amount	333,562	26,619	360,181
Exchange differences	19,095	1,074	20,169
Additions and re-measurements	95,386	5,062	100,448
Depreciation	(63,195)	(10,890)	(74,085)
Closing net book amount	384,848	21,865	406,713

    (*) Agricultural partnership has an average term of 6 years.

Depreciation charges are included in “Cost of production of Biological Assets,”“Cost of production of manufactured products,”“General and administrative expenses,”“Selling expenses” and capitalized in “Property, plant and equipment” for the year ended December 31, 2023, 2022 and 2021.

14.    Investment property

Changes in the Group’s investment property in 2023 and 2022 were as follows:

	2023	2022
Beginning of the year	33,330	32,132
Net gain/(loss) from fair value adjustment (Note 8)	10,620	(2,961)
Exchange difference	(10,586)	4,159
End of the year	33,364	33,330
Fair value	33,364	33,330
Net book amount	33,364	33,330

Investment properties are measured at fair value using a sales comparison approach prepared by an independent expert. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant assumption being the price per hectare (Level 3). The increase/decrease in the fair value of investment property is recognized in the Statement of income under the line item “Other operating income, net”. The Group estimated that, other factors being constant, a 10% reduction on the sales price for the period ended December 31, 2023 and 2022 would have caused a reduction of US$3.3 million and US$3.3 million respectively in the value of the investment properties, which would impact the line item “Net gain from fair value adjustment”.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.    Intangible assets, net

Changes in the Group’s intangible assets, net in 2023 and 2022 were as follows:

	Goodwill	Software	Trademarks	Others	Total
At January 1, 2022
Cost	16,626	14,217	10,525	510	41,878
Accumulated amortization	—	(7,732)	(2,334)	(475)	(10,541)
Net book amount	16,626	6,485	8,191	35	31,337
Year ended December 31, 2022
Opening net book amount	16,626	6,485	8,191	35	31,337
Exchange differences	1,918	732	900	1	3,551
Additions	—	2,306	423	768	3,497
Amortization charge (i)	—	(1,781)	(413)	(71)	(2,265)
Closing net book amount	18,544	7,742	9,101	733	36,120
At December 31, 2021
Cost	18,544	17,255	11,848	1,279	48,926
Accumulated amortization	—	(9,513)	(2,747)	(546)	(12,806)
Net book amount	18,544	7,742	9,101	733	36,120
Year ended December 31, 2023
Opening net book amount	18,544	7,742	9,101	733	36,120
Exchange differences	(4,235)	(1,631)	(2,354)	58	(8,162)
Additions	—	1,284	—	7	1,291
Amortization charge (i)	—	(1,353)	(316)	(61)	(1,730)
Closing net book amount	14,309	6,042	6,431	737	27,519
At December 31, 2023
Cost	14,309	16,908	9,494	1,344	42,055
Accumulated amortization	—	(10,866)	(3,063)	(607)	(14,536)
Net book amount	14,309	6,042	6,431	737	27,519

(i)Amortization charges are included in “General and administrative expenses” and “Selling expenses” for the years ended December 31, 2023 and 2022, respectively. There were no impairment charges for any of the years presented (see Note 32 (a)).

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

|16.    Biological assets

Changes in the Group’s biological assets in 2023 and 2022 were as follows:

	2023
	Crops (ii)	Rice (ii)	Dairy	Sugarcane (ii)	Total
Beginning of the year	72,843	54,125	30,045	109,431	266,444
Increase due to purchases	369	142	—	—	511
Initial recognition and changes in fair value of biological assets (i)	(10,327)	(4,301)	8,050	94,436	87,858
Decrease due to harvest / disposals	(116,007)	(58,110)	(57,262)	(245,325)	(476,704)
Costs incurred during the year	130,965	57,990	51,901	146,592	387,448
Exchange differences	(22,298)	(17,003)	(9,543)	11,324	(37,520)
End of the year	55,545	32,843	23,191	116,458	228,037

	2022
	Crops (ii)	Rice (ii)	Dairy	Sugarcane (ii)	Total
Beginning of the year	60,615	44,257	18,979	71,327	195,178
Increase due to purchases	3,028	704	—	—	3,732
Acquisition of subsidiary	—	1,676	—	—	1,676
Initial recognition and changes in fair value of biological assets (i)	64,061	16,557	27,257	108,066	215,941
Decrease due to harvest / disposals	(245,660)	(81,424)	(79,474)	(202,298)	(608,856)
Costs incurred during the year	181,163	68,432	60,826	128,308	438,729
Exchange differences	9,636	3,923	2,457	4,028	20,044
End of the year	72,843	54,125	30,045	109,431	266,444

(i) Biological asset with a production cycle of more than one year (that is dairy and cattle) generated “Initial recognition and changes in fair value of biological assets” amounting to US$15,795 for the year ended December 31, 2023 (2022: US$26,978). In 2023, an amount of US$3,999 (2022: US$4,653) was attributable to price changes, and an amount of US$11,796 (2022: US$22,325) was attributable to physical changes.
(ii) Biological assets that are measured at fair value within level 3 of the hierarchy.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.    Biological assets (continued)

Cost of production for the year ended December 31, 2023:

	Crops	Rice	Dairy	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	3,572	10,333	7,280	13,553	34,738
Depreciation and amortization	—	—	—	5,192	5,192
Depreciation of right of use assets	—	—	—	56,256	56,256
Fertilizers, agrochemicals and seeds	63,742	17,333	—	49,125	130,200
Fuel, lubricants and others	860	979	903	3,924	6,666
Maintenance and repairs	1,958	6,351	3,175	3,494	14,978
Freights	1,534	473	109	—	2,116
Contractors and services	30,694	17,447	—	10,731	58,872
Feeding expenses	1,578	189	23,711	—	25,478
Veterinary expenses	126	65	2,334	—	2,525
Energy power	29	1,847	1,339	—	3,215
Professional fees	282	287	219	393	1,181
Other taxes	480	142	148	52	822
Lease expense and similar arrangements	24,536	1,547	—	2,100	28,183
Others	867	925	487	1,772	4,051
Subtotal	130,258	57,918	39,705	146,592	374,473
Own agricultural produce consumed	707	72	12,196	—	12,975
Total	130,965	57,990	51,901	146,592	387,448

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.    Biological assets (continued)

Cost of production for the year ended December 31, 2022:

	Crops	Rice	Dairy	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	5,534	11,319	7,592	11,795	36,240
Depreciation and amortization	—	—	—	5,024	5,024
Depreciation of right of use assets	—	—	—	42,166	42,166
Fertilizers, agrochemicals and seeds	68,971	17,220	—	46,020	132,211
Fuel, lubricants and others	1,078	1,468	1,419	4,636	8,601
Maintenance and repairs	1,913	6,693	3,979	3,172	15,757
Freights	4,245	609	202	—	5,056
Contractors and services	49,533	22,321	—	8,620	80,474
Feeding expenses	271	101	24,940	—	25,312
Veterinary expenses	217	84	3,715	—	4,016
Energy power	47	5,447	1,286	—	6,780
Professional fees	552	404	309	489	1,754
Other taxes	1,273	249	14	128	1,664
Lease expense and similar arrangements	45,794	968	—	4,978	51,740
Others	925	1,394	386	1,280	3,985
Subtotal	180,353	68,277	43,842	128,308	420,780
Own agricultural produce consumed	810	155	16,984	—	17,949
Total	181,163	68,432	60,826	128,308	438,729

Biological assets in December 31, 2023 and 2022 were as follows:

	2023	2022
Non-current
Cattle for dairy production (i)	23,191	29,483
Breeding cattle (ii)	371	821
Other cattle (ii)	144	318
	23,706	30,622
Current
Breeding cattle (iii)	6,037	7,075
Other cattle (iii)	—	562
Sown land – crops (ii)	49,813	66,002
Sown land – rice (ii)	32,023	52,752
Sown land – sugarcane (ii) (iv)	116,458	109,431
	204,331	235,822
Total biological assets	228,037	266,444

(i)Classified as bearer and mature biological assets.
(ii)Classified as consumable and immature biological assets.
(iii)Classified as consumable and mature biological assets.
(iv)It includes 3,833 and 4,849 of crops planted in sugarcane farms.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.    Biological assets (continued)

The fair value less estimated point of sale costs of agricultural produce at the point of harvest amounted to US$419,442 for the year ended December 31, 2023 (2022: US$522,894).

The following table presents the Group’s biological assets that are measured at fair value at December 31, 2023 and 2022 (See Note 17 for a the description of each fair value level):

	2023				2022
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Cattle for dairy production	—	23,191	—	23,191	—	29,483	—	29,483
Breeding cattle	6,408	—	—	6,408	7,896	—	—	7,896
Other cattle	—	144	—	144	—	880	—	880
Sown land – sugarcane	—	—	116,458	116,458	—	—	109,431	109,431
Sown land – crops	—	—	49,813	49,813	—	—	66,002	66,002
Sown land – rice	—	—	32,023	32,023	—	—	52,752	52,752

There were no transfers between any levels during the year.

The following significant unobservable inputs were used to measure the Group’s biological assets using the discounted cash flow valuation technique:

Description	Unobservable inputs	Range of unobservable inputs		Relationship of unobservable inputs to fair value
		2023	2022
Sown land – sugarcane	Sugarcane yield – tonnes per hectare; Sugarcane TRS (kg of sugar per ton of cane) Production Costs – US$ per hectare. (Include maintenance, harvest and leasing costs)
'-Sugarcane yield: 50-100 tonnes/ha -Sugarcane TRS: 120-140 kg of sugar/tonnes of cane -Maintenance costs: 550-850 US$/ha -Harvest costs: 7.0-13.0 US$/tonnes of cane -Leasing costs: 12.0-14.4 tonnes/ha-Discount rate: 14.44% in Brazilian real.

'-Sugarcane yield: 50-100 tonnes/ha - Sugarcane TRS: 120-140kg of sugar/tonnes of cane - Maintenance costs: 500-800 US$/ha - Harvest costs: 6.0-12.0 US$/ tonnes of cane - Leasing costs: 12.0-14.4 tonnes/ha-Discount rate: 16.49% in Brazilian real.
The higher the sugarcane yield, the higher the fair value. The higher the maintenance, harvest and leasing costs per hectare, the lower the fair value. The higher the TRS of sugarcane, the higher the fair value.

Sown land – crops	Crops yield – tonnes per hectare; Commercial Costs – US$ per hectare; Production Costs – US$ per hectare.
'- Crops yield: 0.37 – 4.6 tonnes/ha for Wheat, 3.6 – 11 tonnes/ha for Corn, 0.9 - 3.7 tonnes/ha for Soybean, 0.8 - 2.2 for Sunflower and 2.4 - 3.6 tonnes/ha for Peanut - Commercial Costs: 14-39 US$/tonnes for Wheat, 16-65 US$/tonnes for Corn, 21-48 US$/tonnes for Soybean, 22-65 US$/tonnes for Sunflower and 25-56 US$/ha for Peanut - Production Costs: 143-823 US$/ha for Wheat, 231-1318 US$/ha for Corn, 193-776 US$/ha for Soybean, 215-1000 US$/ha for Sunflower and 861-1866 US$/ha for Peanut-Discount rate: 6% in US$.

'- Crops yield: 1.00 – 5.6 tonnes/ha for Wheat, 1.6 – 13  tonnes/ha for Corn, 0.4 - 5.0 tonnes/ha for Soybean, 0.9-2.2 for Sunflower and 1.8 - 5.1 tonnes/ha for Peanut
- Commercial Costs: 13-45 US$/ha for Wheat, 16-65 US$/ha for Corn, 21-65 US$/ha for Soybean, 17-36 US$/ha for Sunflower and 28.0 - 46.0 US$/ha for Peanut
- Production Costs: 200-840 US$/ha for Wheat, 325-1500 US$/ha for Corn, 260-1100 US$/ha for Soybean, 280-890 US$/ha for Sunflower and 756.0 - 2,000.0 US$/ha for Peanut-Discount rate: 6% in US$.
The higher the crops yield, the higher the fair value. The higher the commercial and direct costs per hectare, the lower the fair value.
Sown land – rice	Rice yield – tonnes per hectare; Commercial Costs – US$ per hectare; Production Costs – US$ per hectare.	'-Rice yield: 4.7 -6.4 tonnes/ha -Commercial Costs: 2-5 US$/ha -Production Costs: 1033-3121 US$/ha-Discount rate: 6% in US$.	'-Rice yield: 1.4 -9.2 tonnes/ha -Commercial Costs: 3-23 US$/ha -Production Costs: 760-1250 US$/ha-Discount rate: 6% in US$.	The higher the rice yield, the higher the fair value. The higher the commercial and direct costs per hectare, the lower the fair value.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.    Biological assets (continued)

As of December 31, 2023, the impact of a reasonable 10% increase / (decrease) in estimated costs, with all other variables held constant, would result in a decrease (increase) in the fair value of the Group’s biological asset less cost to sell of US$23.3 million for sugarcane, US$3.4 million for crops and US$6.5 million for rice.

As of December 31, 2022, the impact of a reasonable 10% increase / (decrease) in estimated costs, with all other variables held constant, would result in a decrease (increase) in the fair value of the Group’s biological asset less cost to sell of US$18.5 million for sugarcane, US$3.8 million for crops and US$6.0 million for rice.

 “La Niña” weather event

“La Niña” is a weather phenomenon caused by the fluctuation of the ocean temperatures in the central and eastern equatorial Pacific due to changes in the atmosphere, which affects the climate of several regions worldwide. When the temperature of the ocean decreases by 0.5°C below the five-quarter average, a so called “La Niña” weather pattern begins. This whether phenomenon is characterized by below average precipitations during spring and summertime in South America. We have experienced this weather pattern in Argentina and Uruguay, where most of our Farming operations are based, throughout the last three consecutive years and it has extended its effects during the beginning of 2023 and continue affecting production as of today, resulting in a severe drought in almost all productive regions in Argentina and Uruguay. Our diversification in terms of geographic footprint and crops planted (soybean, peanut, corn, wheat, sunflower, among others), acts as a natural hedge against weather risk, and enables us to adopt defensive strategies such as delaying planting activities and switching between crops which are either more resilient to dry weather or have a later development stage. However, and despite our ability to partially mitigate this effect, during 2023, as a consequence of the La Niña weather event, we foresee that the yields of our different crops had a reduction ranging from 18% to 60%, depending on the crop, thus significantly affecting our results of operations.

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

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.    Financial instruments by category (continued)

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non- financial assets	Total
December 31, 2023
Assets as per statement of financial position
Trade and other receivables	113,831	—	113,831	104,284	218,115
Derivative financial instruments	—	31,820	31,820	—	31,820
Short term investment	—	62,637	62,637	—	62,637
Cash and cash equivalents	339,781	—	339,781	—	339,781
Total	453,612	94,457	548,069	104,284	652,353

	Financial liabilities at amortized cost	Liabilities at fair value through profit or loss	Subtotal financial liabilities	Non- financial liabilities	Total
Liabilities as per statement of financial position
Trade and other payables	163,481	1,400	164,881	26,857	191,738
Borrowings (i)	904,949	—	904,949	—	904,949
Leases Liabilities	378,510	—	378,510	—	378,510
Derivative financial instruments (i)	(1,510)	1,679	169	—	169
Total	1,445,430	3,079	1,448,509	26,857	1,475,366

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non- financial assets	Total
December 31, 2022
Assets as per statement of financial position
Trade and other receivables	108,025	—	108,025	120,353	228,378
Derivative financial instruments	—	5,342	5,342	—	5,342
Short term investment	—	98,571	98,571	—	98,571
Cash and cash equivalents	230,653	—	230,653	—	230,653
Total	338,678	103,913	442,591	120,353	562,944

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

Income, expense, gains and losses on financial instruments can be assigned to the following categories:

	Financial asset / liabilities at amortized cost	Assets/ liabilities at fair value through profit or loss	Total
December 31, 2023
Interest income (i)	7,134	—	7,134
Interest expense (i)	(31,906)	—	(31,906)
Foreign exchange gain (i)	90,930	—	90,930
Gain from derivative financial instruments (ii)	47	10,367	10,414
Finance cost related to lease liabilities	(40,203)	—	(40,203)

	Financial assets / liabilities at amortized cost	Assets/ liabilities at fair value through profit or loss	Total
December 31, 2022
Interest income (i)	5,117	664	5,781
Interest expense (i)	(50,037)	—	(50,037)
Foreign exchange gains (i)	19,278	—	19,278
Loss from derivative financial instruments (ii)	(4,472)	(4,754)	(9,226)
Finance cost related to lease liabilities	(31,113)	—	(31,113)

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

As of December 31, 2023 and 2022, the financial instruments recognized at fair value on the statement of financial position comprise derivative financial instruments.

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

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of December 31, 2023 and 2022 and their allocation to the fair value hierarchy:

		Level 1	Level 2	Total
Assets
Derivative financial instruments	2023	13,819	18,001	31,820
Short-term investment (1)	2023	62,637	—	62,637
Derivative financial instruments	2022	134	5,208	5,342
Short-term investment (1)	2022	98,571	—	98,571

Liabilities
Derivative financial instruments	2023	(68)	(101)	(169)
Derivative financial instruments	2022	(2,800)	(257)	(3,057)
(1) US-Treasury Bills with maturity from the date of acquisition longer than 90 days used as collateral for short-term borrowings. As of December, 2023, US$ 59,475 (US$ 98,571 as of December 31, 2022) of these US T-bills are used as collateral for short-term borrowings and are not available for use by other entities of the Group. See Note 26.

There were no transfers within level 1 and 2 during the years ended December 31, 2023 and 2022.

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for this purpose, details of which may be obtained from the following table:

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.    Financial instruments by category (continued)

Class	Pricing Method	Parameters	Pricing Model	Level	Total

Futures	Quoted price	—	—	1	8,657

Options/OTC	Quoted price	—	—	1	5,141

NDF	Quoted price	Foreign-exchange curve	Present value method	1	(47)

Interest-rate swaps	Theoretical price	Money market interest-rate curve	Present value method	2	17,900

US-Treasury Bills	Quoted price	—	—	1	62,637

18.    Trade and other receivables, net

	2023	2022
Non-current
Advances to suppliers	3,266	3,680
Income tax credits	2,332	9,119
Non-income tax credits (i)	24,860	18,688
Judicial deposits	2,187	1,831
Receivable from disposal of subsidiary (Note 21)	3,899	8,478
Other receivables	2,516	2,762
Non-current portion	39,060	44,558
Current
Trade receivables	90,526	81,707
Less: Allowance for trade receivables	(2,888)	(4,266)
Trade receivables – net	87,638	77,441
Prepaid expenses	6,953	6,875
Advances to suppliers	42,808	42,966
Income tax credits	1,253	1,089
Non-income tax credits (i)	22,812	37,936
Receivable from disposal of subsidiary (Note 21)	3,971	4,664
Cash collateral	11	1,365
Other receivables	13,609	11,484
Subtotal	91,417	106,379
Current portion	179,055	183,820
Total trade and other receivables, net	218,115	228,378

(i) Includes US$293 (2022: US$158) reclassified from property, plant and equipment.

The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other receivables approximate their carrying amount, as the impact of discounting is not significant.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

18.    Trade and other receivables, net (continued)

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies (expressed in U.S. Dollars):

	2023	2022
Currency
U.S. Dollar	88,811	89,760
Argentine Peso	24,304	54,801
Uruguayan Peso	6,570	2,229
Brazilian Reais	98,430	81,588
	218,115	228,378

As of December 31, 2023 trade receivables of US$22,989 (2022: US$22,933) were past due but not impaired. The aging analysis of these receivables indicates that US$449 and US$741 are over 6 months in December 31, 2023 and 2022, respectively.

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

Movements on the Group’s allowance for trade receivables are as follows:

	2023	2022	2021
At January 1	4,266	3,023	3,965
Charge of the year	1,874	3,570	2,022
Unused amounts reversed	(1,371)	(661)	(970)
Used during the year	(173)	(100)	(1,456)
Exchange differences	(1,708)	(1,566)	(538)
At December 31	2,888	4,266	3,023

The creation and release of allowance for trade receivables have been included in “Selling expenses” in the statement of income. Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above.

As of December 31, 2023, approximately 70% (2022: 72%) of the outstanding unimpaired trade receivables (neither past due not impaired) relate to sales to 20 well-known multinational companies with good credit quality standing, including but not limited to CDA Alimentos S.A., Intersnack Procurement BV, YPF S.A., Taurus Distribuidora de Petroleo Ltda., Cargill S.A.C.I., Schettino hermanos S.R.L., among others. Most of these entities or their parent companies are externally credit-rated. The Group reviews these external ratings from credit agencies.

The remaining percentage as of December 31, 2023 and 2022 of the outstanding unimpaired trade receivables (neither past due nor impaired) relate to sales to a dispersed large quantity of customers for which external credit ratings may not be available. However, the total base of customers without an external credit rating is relatively stable.

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

19.    Inventories

	2023	2022
Raw materials	76,440	121,306
Finished goods (Note 5)	179,611	152,716
	256,051	274,022

20.    Cash and cash equivalents

	2023	2022
Cash at bank and on hand	179,068	146,242
Short-term bank deposits	160,713	84,411
	339,781	230,653

21.    Acquisitions and disposals

Disposals

In September 2023, the Company sold “El Meridiano” farm, a 6,302 hectares farm located in the Province of Buenos Aires, Argentina for an aggregate amount of US$ 48 million, collected in full. This transaction resulted in a pre-tax gain of US$ 6.3 million included in the line item “Other operating income / (expense), net”.

The Group did not complete any disposals during the years ended December 31, 2022 and 2021.

Acquisitions

2023 Acquisition Activity

The Group did not complete any acquisitions during the year ended December 31, 2023

2022 Acquisition Activity

During the year ended December 31, 2022, we completed one business combination, as follows:

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

The terms and conditions of the agreement contemplate the payment, subject to adjustments, of a purchase price of approximately US$ 17.8 million payable in three annual installments and the assumption of the existing financial debt for an amount of US$ 17.9 million. As of the date of this Financial Statements, all installments have been cancelled.

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

During 2023, an amount of US$3,193 of the installments was paid.

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

2021 Acquisition Activity

The Group did not complete any acquisitions during the year ended December 31, 2021

22.    Shareholders' contributions

The share capital of the Group is represented by common shares with a nominal value of US$1.5 per share and one vote each.

	Number of shares	Share capital and share premium
At January 1, 2021	122,382	1,086,388
Restricted shares granted and units vested (Note 23)	—	3,594
Purchase of own shares	—	(55,349)
At December 31, 2021	122,382	1,034,633
Reduction of issued share capital of the company	(11,000)	(16,500)
Employee share options exercised (Note 22) (1)	—	2,432
Restricted shares granted and units vested (Note 23)	—	4,647
Purchase of own shares	—	(29,970)
Dividends paid to shareholders	—	(35,000)
At December 31, 2022	111,382	960,242
Employee share options exercised (Note 22) (1)	—	236
Restricted shares granted (Note 23)	—	7,528
Purchase of own shares	—	(22,123)
Dividends provided for and paid to mayor shareholders	—	(35,000)
At December 31, 2023	111,382	910,883

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

22.    Shareholders' contributions (continued)

$1.50 each held in treasury by the Company so that, as from April 20, 2022, the issued share capital amounts to $167,072,722.50, represented by 111,381,815 shares in issue with a nominal value of $1.50 each.

Share Repurchase Program

On September 24, 2013, the Board of Directors of the Company has authorized a share repurchase program for up to 5% of its outstanding shares. The repurchase program has commenced on September 24, 2013 and is reviewed by the Board of Directors after each 12-month period. On August 15, 2023, the Board of Directors approved the renewal of the program, and also its extension for an additional twelve-month period, ending September 23, 2024.

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

As of December 31, 2023, the Company repurchased 24,694,405 shares under this program, of which 8,448,951 have been applied to some exercise of the Company’s stock option plan and restricted stock units and the grant of restricted shares. In 2023, 2022 and 2021 the Company repurchased shares for an amount of US$26.2 million; US$36.8 million and US$66.5 million respectively. The outstanding treasury shares as of December 31, 2023 totaled 5,376,315 common shares.

Dividend distribution

On April 17, 2024 the general meeting of the shareholders of the Company resolved the payment of an annual dividend of $35 million to be paid to outstanding shares in two installments during May and November 2024.

On April 19, 2023 the general meeting of the shareholders of the Company resolved the payment of an annual dividend of $35 million to be paid to outstanding shares in two installments. The first payment of the year 2023, of US$ 17.5 million (0.1626 per share) was made on May 24, 2023 and the second installment was made in November 24, 2023 (0.1649 per share).

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

Movements in the number of equity-settled options outstanding and their related weighted average exercise prices under the Adecoagro/ IFH 2004 Stock Incentive Option Plan are as follows:

	2023		2022		2021
	Average exercise price per share	Options (thousands)	Average exercise price per Share	Options (thousands)	Average exercise price per Share	Options (thousands)
At January 1	6.66	1,321	6.66	1,634	6.66	1,634
Exercised	5.83	(37)	6.77	(313)	—	—
At December 31	6.66	1,284	6.66	1,321	6.66	1,634

Options outstanding at year end under this Plan have the following expiry date and exercise prices:

	Exercise price per share	Shares (in thousands)
Expiry date (i):		2023	2022	2021
May 1, 2034	5.83	400	400	496
May 1, 2035	5.83	363	369	452
January 1, 2036	5.83	94	124	142
February 16, 2036	7.11	84	84	103
October 1, 2036	8.62	343	344	441

(i) On May 2014, the Board of Directors decided to extend the expired date of the Plan.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

23.    Equity-settled unit-based payments (continued)
(b)Restricted Share / Restricted Stock Unit Plan

The Restricted Share and Restricted Stock Unit Plan was effectively established in 2010 and amended in November 2011. It is administered by the Compensation Committee of the Company. Restricted shares or units under these Plan vest over a 3-year period from the date of grant at 33% on each anniversary of the grant date. Participants are entitled to receive one common share of the Company for each restricted share or restricted unit granted. There are no performance requirements for the delivery of common shares, except that a participant’s employment with the Group must not have been terminated prior to the relevant vesting date. If the participant ceases to be an employee for any reason, any unvested restricted share or unit shall not be converted into common shares. The maximum number of ordinary shares with respect to which awards may be made under the Plan is 8,659,295, of which 6,337,880 have already been vested. The maximum numbers of ordinary shares are revised annually.

At December 31, 2023, the Group recognized compensation expense US$6.9 million related to the restricted stock units granted under the Restricted Share Plan (2022: US$10.9 million and 2020: US$6.6 million).
 .
The restricted shares under the Restricted Share Plan were measured at fair value at the date of grant.

Key grant-date fair value and other assumptions under the Restricted Share Plan are detailed below:

Grant Date	Apr 1, 2021	May 13, 2021	Apr 1, 2022	Apr 20, 2022	Mar 17, 2023	Apr 20, 2023
Fair value	7.84	9.54	10.87	12.60	7.44	8.12

Movements in the number of restricted shares outstanding under the Restricted Share Plan are as follows:

	Restricted shares (thousand)			Restricted stock units (thousands)
	2023	2022	2021	2021
At January 1	2,301	1,766	1,222	174
Granted (1)	549	1,406	1,067	—
Forfeited	(26)	(43)	(32)	—
Vested	(1,035)	(828)	(491)	(174)
At December 31	1,789	2,301	1,766	—

(1) Approved by the Board of Directors of March 7, 2023 and the Shareholders Meeting of April 19, 2023.

24.    Legal and other reserves

According to the laws of certain of the countries in which the Group operates, a portion of the profit of the year (5%) is separated to constitute legal reserves until they reach legal capped amounts. These legal reserves are not available for dividend distribution and can only be released to absorb losses. The legal limit of these reserves has not been met.

Legal and other reserves amount to US$26,124 as of December 31, 2023 (2022: US$22,187) and are included within the balance of retained earnings in the statement of changes in shareholders’ equity.

The Company may make distributions in the form of dividends or otherwise to the extent that it has distributable retained earnings or available distributable reserves (including share premium) that result from the Stand Alone Financial Statements prepared in accordance with Luxembourg GAAP. No distributable retained earning result from the Stand Alone Financial Statements of the Company as of December 31, 2023, but the Company has distributable reserves in excess of US$789,021.

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

25.    Trade and other payables

	2023	2022
Non-current
Trade payables	514	4,175
Payable from acquisition of subsidiary (Note 21)	—	12,646
Other payables	494	389
	1,008	17,210
Current
Trade payables	140,949	193,127
Advances from customers	16,351	35,749
Taxes payable	9,482	8,868
Dividends to be paid	1,024	—
Payable from acquisition of subsidiary (Note 21)	13,404	3,575
Other payables	9,520	1,078
	190,730	242,397
Total trade and other payables	191,738	259,607

The fair values of current trade and other payables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other payables approximate their carrying amounts, as the impact of discounting is not significant.

26.    Borrowings

	2023	2022
Non-current
Senior Notes	498,347	497,901
Bank borrowings	199,496	230,082
	697,843	727,983
Current
Senior Notes	8,250	8,250
Bank overdrafts	4,386	48,058
Bank borrowings	194,470	223,461
	207,106	279,769
Total borrowings	904,949	1,007,752

As of December 31, 2023, total bank borrowings include collateralized liabilities of US$77,055 (2022: US$188,058). These loans are mainly collateralized by property, plant and equipment, sugarcane plantations, sugar export contracts, shares of certain subsidiaries of the Group and U.S. Treasury Bills.

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

The Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of our current and future subsidiaries. As of December 31, 2023, Adeco Agropecuaria S.A., Adecoagro Brasil Participações S.A., Adecoagro Vale do Ivinhema S.A., Pilagá S.A. and Usina Monte Alegre Ltda. are the only Subsidiary Guarantors.

The Notes contain customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions. As of December 31, 2023 and 2022 the Group was in compliance with these financial covenants.

Debt maturity breakdown

The maturity of the Group's borrowings and the Group's exposure to fixed and variable interest rates is as follows:

	2023	2022
Fixed rate:
Less than 1 year	117,105	272,900
Between 1 and 2 years	6,010	27,720
Between 2 and 3 years	5,508	2,222
Between 4 and 5 years	498,347	—
More than 5 years	—	497,901
	626,970	800,743
Variable rate:
Less than 1 year	90,001	6,869
Between 1 and 2 years	37,712	35,355
Between 2 and 3 years	91,878	32,851
Between 3 and 4 years	56,605	80,115
Between 4 and 5 years	1,783	50,211
More than 5 years	—	1,608
	277,979	207,009
	904,949	1,007,752

Borrowings incurred by the Group’s subsidiaries in Brazil are repayable at various dates between January 2024 and September 2030 and bear either fixed interest rates ranging from 6.80% to 13.23% per annum or variable rates based on base-rates plus spreads ranging from 8.60% to 14.24% per annum.

Borrowings incurred by the Group’s subsidiaries in Argentina are repayable at various dates between January 2024 and June 2028 and bear either no interest rate or variable rates based on specific base-rates plus spreads of 4.4% for those borrowings denominated in U.S. Dollar, and a fixed interest rates ranging from 74.5% to 117% per annum for those borrowings denominated in Argentine pesos.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

26.    Borrowings (continued)

Brazilian Subsidiaries

The main loans of the Group’s Brazilian Subsidiaries are:

Bank	Grant date	Nominal amount		Capital outstanding as of December 31				Maturity date	Annual interest rate
				2023			2022
		(In millions)		Millions of Brazilian Real		Millions of equivalent Dollars	Millions of equivalent Dollars
Certificados Recebíveis do Agronegócio (CRA)	December, 2019	R$	400.0	R$	400.0	82.6	76.7	November-27	3.80% + IPCA
Debênture (1)	December, 2020	R$	400.0	R$	400.0	82.6	76.7	December-26	4.24% + IPCA
Banco do Brasil (CCB)	December, 2020	R$	30.0	R$	15.0	3.1	5.7	January-24	CDI + 2.32%
Itaú BBA (NCR)	June, 2023	R$	40.0	R$	40.0	8.3	—	March 2024	CDI + 1.48%

(1) Collateralized by long term power purchase agreement (PPA).

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

As of December 31, 2023 and 2022 the Group was in compliance with all financial covenants.

Argentinian Subsidiaries

The main loans of the Group’s Argentinian Subsidiaries are:

Bank	Grant date	Nominal amount	Capital outstanding as of December 31		Maturity date	Annual interest rate
			2023	2022
		(In millions)	(In millions)	(In millions)
IFC (1)	2020	US$20.0	16.33	18.60	June, 2028	4% plus SOFR

(1) Collateralized by a US$100.0 million mortgage over Carmen, Abolengo and San Carlos farms, which are property of Adeco Agropecuaria S.A.

Loan with International Finance Corporation (IFC)

In June 2020, our Argentine subsidiaries, Adeco Agropecuaria S.A., Pilagá S.A. and L3N S.A. entered into a US$100 million loan agreement with International Finance Corporation (IFC), member of the World Bank Group. The loan's tenor is eight years, including a two-year grace period, originally with a rate of LIBOR + 4%. In October 2020, US$22 million has been received. In December 2021, we entered into an amendment reducing the total amount to US$ 60 million, that the group could request the withdrawal until June, 2022. If the Company withdraw the full amount, the rate would be reduced to LIBOR + 3%.

The loan contains customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions. Publication of LIBOR ceased at the end of June 2023. During April 2023, it was agreed with IFC to

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

26.    Borrowings (continued)

use Secured Overnight Financing Rate (SOFR), replacing the LIBOR since July 1st, 2023. All the other provisions of the loan agreement continue in full force and effect.

The above mentioned loans contain certain customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions, as well as restrictions on the payment of dividends. These financial ratios are measured considering the statutory financial statements of the Argentinian Subsidiaries.

As of December 31, 2023 and 2022 the Group was in compliance with all financial covenants.

The carrying amount of short-term borrowings is approximate its fair value due to the short-term maturity. Long term borrowings subject to variable rate approximate their fair value.The fair value of long-term subject to fix rate do not significant differ from their fair value. The fair value (level 2) of the notes as of December 31, 2023 and 2022 equals US$485.3 million and US$474.3 million, 97.06% and 94.86% of the nominal amount, respectively.

The breakdown of the Group’s borrowing by currency is included in Note 2 - Interest rate risk.

Evolution of the Group's borrowings as December 31, 2023 and 2022 is as follow:

	2023	2022
Amount at the beginning of the year	1,007,752	817,651
Proceeds from long term borrowings	7,739	41,082
Payments of long term borrowings	(24,105)	(14,012)
Proceeds from short term borrowings	448,532	347,928
Payments of short term borrowings	(420,276)	(192,648)
Payments of interest (1)	(43,457)	(33,189)
Accrued interest	33,495	51,596
Acquisition of subsidiaries (Note 21)	—	17,738
Exchange differences, inflation and translation, net	(105,465)	(30,489)
Others	734	2,095
Amount at the end of the year	904,949	1,007,752
(1) Excludes payment of interest related to trade and other payables.

27.     Lease liabilities

	2023	2022
Lease liabilities
Non-current	325,569	283,549
Current	52,941	54,431
	378,510	337,980

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

27.    Lease liabilities (continued)
The maturity of the Group’s lease liabilities is as follows:

	2023	2022
Less than 1 year	52,941	54,431
Between 1 and 2 years	66,474	61,931
Between 2 and 3 years	61,398	50,839
Between 3 and 4 years	47,677	41,781
Between 4 and 5 years	39,254	31,231
More than 5 years	110,766	97,767
	378,510	337,980

Changes in the Group’s lease liabilities, net in 2023 and 2022 were as follows:

	Agricultural "partnerships"	Others	Total
Amount at the beginning of the year 2022	222,013	24,841	246,854
Exchange differences	10,230	4,433	14,663
Additions and re-measurement	143,952	9,898	153,850
Disposal	(3,277)	(2,644)	(5,921)
Payments	(89,806)	(12,773)	(102,579)
Finance cost related to lease liabilities	28,954	2,159	31,113
Closing net book amount	312,066	25,914	337,980

Amount at the beginning of the year 2023	312,066	25,914	337,980
Exchange differences	17,062	1,151	18,213
Additions and re-measurement	96,294	5,061	101,355
Disposal	(908)	—	(908)
Payments	(104,261)	(14,072)	(118,333)
Finance cost related to lease liabilities	36,906	3,297	40,203
Closing net book amount	357,159	21,351	378,510

28.    Payroll and social security liabilities

	2023	2022
Non-current
Social security payable	1,570	1,581
	1,570	1,581
Current
Salaries payable	4,498	4,050
Social security payable	4,062	4,693
Provision for vacations	12,783	11,487
Provision for bonuses	16,014	9,734
	37,357	29,964
Total payroll and social security liabilities	38,927	31,545

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

The table below shows the movements in the Group's provisions for other liabilities categorized by type of provision:

	Labor, legal and other claims	Others	Total
At January 1, 2022	2,527	3,459	5,986
Additions	1,347	400	1,747
Acquisition of subsidiaries	300	—	300
Used during year	(1,237)	(3,416)	(4,653)
Exchange differences	92	(37)	55
At December 31, 2022	3,029	406	3,435
Additions	2,522	34	2,556
Used during year	(1,558)	(379)	(1,937)
Exchange differences	(426)	(29)	(455)
At December 31, 2023	3,567	32	3,599

Analysis of total provisions:

	2023	2022
Non current	2,871	2,526
Current	728	909
	3,599	3,435

The Group is engaged in several legal proceedings, including tax, labor, civil, administrative and other proceedings in Brazil, which qualified as contingent liabilities for an aggregate claimed nominal amount of US$78.5 million and US$78.5 million as of December 31, 2023 and 2022, respectively. These amounts refers to a claim of the tax authorities in Brazil of the exclusion of the calculation base of Income Tax of the accelerated depreciation of rural activity as provided for in article 6 of Provisional Measure 2,159-70 / 01 and in Article 325 of the Income Tax Regulation / 18.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

30.    Group companies

The following table details the subsidiaries that comprised the Group as of December 31, 2023 and 2022:

			2023	2022
	Activities	Country of incorporation and operation	Ownership percentage held if not 100%	Ownership percentage held if not 100%
Details of principal subsidiary undertakings:
Operating companies (unless otherwise stated):
Adeco Agropecuaria S.A.	(a)	Argentina	—	—
Pilagá S.A.	(a)	Argentina	99.98%	99.98%
Cavok S.A.	(a)	Argentina	51%	51%
Establecimientos El Orden S.A.	(a)	Argentina	51%	51%
Bañado del Salado S.A.	(a)	Argentina	—	—
Agro Invest S.A.	(a)	Argentina	51%	51%
Forsalta S.A.	(a)	Argentina	51%	51%
Dinaluca S.A.	(a)	Argentina	—	—
Compañía Agroforestal S.M.S.A.	(a)	Argentina	—	—
Energía Agro S.A.U.	(a)	Argentina	—	—
L3N S.A.	(d)	Argentina	—	—
Maní del Plata S.A.	(a)	Argentina	—	—
Girasoles del Plata S.A.	(a)	Argentina	—	—
Molinos Libres S.A.U.	(a)	Argentina	—	—
Adeco Agropecuaria Brasil Ltda.	(b)	Brazil	—	—
Adecoagro Vale do Ivinhema S.A. ("AVI")	(b)	Brazil	—	—
Usina Monte Alegre Ltda. ("UMA")	(b)	Brazil	—	—
Adecoagro Biogas LTDA. (ex Adecoagro GD LTDA.)	(b)	Brazil	—	—
Monte Alegre Combustiveis Ltda.	(b)	Brazil	—	—
Adecoagro Energia Ltda.	(b)	Brazil	—	—
Adecoagro Agricultura e Participação Ltda.	(b)	Brazil	—	—
Methanum Engenharia Ambiental Ltda.	(b)	Brazil	—	—
Angelica Energia Ltda.	(b)	Brazil	—	—
Ivinhema Energia Ltda.	(b)	Brazil	—	—
Kelizer S.A.	(a)	Uruguay	—	—
Adecoagro Uruguay S.A.	(a)	Uruguay	—	—
Arroz del Plata S.A. (ex Viterra Uruguay S.A.)	(a)	Uruguay	—	—
Paso Dragón S.A.	(a)	Uruguay	—	—
Adecoagro Chile S.P.A	(a)	Chile	—	—
Holdings companies:
Adecoagro Brasil Participações S.A.	—	Brazil	—	—
Adecoagro LP S.C.S.	—	Luxembourg	—	—
Adecoagro GP S.a.r.l.	—	Luxembourg	—	—
Ladelux S.A.	—	Uruguay	—	—
Spain Holding Companies	(c)	Spain	—	—

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

31.    Related-party transactions

The following is a summary of the balances and transactions with related parties:

Related party	Relationship	Description of transaction	Loss included in the statement of income			Balance receivable (payable)/(equity)
			2023	2022	2021	2023	2022

Management and selected employees	Employment	Compensation selected employees	(8,218)	(11,497)	(7,883)	(18,781)	(18,917)

32.    Material accounting estimates and judgments

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

32.    Material accounting estimates and judgments (continued)

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

    Based on these criteria, management identified a total amount of 42 CGUs as of September 30, 2023 and 42 CGUs as of September 30, 2022.

As of September 30, 2023 and 2022, due to the fact that there were no impairment indicators, the Group only tested those CGUs with allocated goodwill in Argentina and Brazil.

    CGUs tested based on a fair-value-less-costs-to-sell model at September 30, 2023 and 2022:

    As of September 30, 2023, the Group identified 10 CGUs in Argentina (2022: 10 CGUs) to be tested based on this model (all CGUs with allocated goodwill). Estimating the fair value less costs-to-sell is based on the best information available, and refers to the amount at which the CGU could be bought or sold in a current transaction between willing parties. Management may be assisted by the work of independent experts. When using this model, the Group applies the “sales comparison approach” as its method of valuing most properties, which relies on results of sales of similar agricultural properties to estimate the value of the CGU. This approach is based on the theory that the fair value of a property is directly related to the selling prices of similar properties.

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

    The following table shows only the 10 CGUs (2022: 10 CGUs) where goodwill was allocated at each period end and the corresponding amount of goodwill allocated to each one:

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

32.    Material accounting estimates and judgments (continued)

CGU / Operating segment / Country	September 30, 2023	September 30, 2022
La Carolina / Crops / Argentina	242	242
La Carolina / Cattle / Argentina	39	39
El Orden / Crops / Argentina	261	260
El Orden / Cattle / Argentina	10	9
La Guarida / Crops / Argentina	1,731	1,726
La Guarida / Cattle / Argentina	892	889
Los Guayacanes / Crops / Argentina	3,206	3,196
Doña Marina / Rice / Argentina	5,582	5,565
El Colorado / Crops / Argentina	2,776	2,768
El Colorado / Cattle / Argentina	28	27
Closing net book value of goodwill allocated to CGUs tested (Note 15)	14,767	14,721
Closing net book value of PPE items allocated to CGUs tested	143,976	143,585
Total assets allocated to CGUs tested	158,743	158,306

Based on the testing above, the Group determined that none of the CGUs, with allocated goodwill, were impaired at September 30, 2023 and 2022.

    CGUs tested based on a value-in-use model at September 30, 2023 and 2022:

As of September 30, 2023, the Group identified 2 CGUs (2022: 2 CGUs) in Brazil to be tested based on this model (all CGUs with allocated goodwill). The determination of the value-in-use calculation required the use of significant estimates and assumptions related to management’s cash flow projections. In performing the value-in-use calculation, the Group applied pre-tax rates to discount the future pre-tax cash flows. In each case, these key assumptions have been made by management reflecting past experience and are consistent with relevant external sources of information, such as appropriate market data. In calculating value-in-use, management may be assisted by the work of external advisors.

The key assumptions used by management in the value-in-use calculations which are considered to be most sensitive to the calculation are:

Key Assumptions	September 30, 2023	September 30, 2022
Financial projections	Covers 5 years for UMA (*)	Covers 5 years for UMA (*)
	Covers 5 years for AVI (**)	Covers 5 years for AVI (**)
Yield average growth rates	0-2%	0-1%
Future pricing increases	0.46% per annum	1.21% per annum
Future cost decrease	0.96% per annum	0.25% per annum
Discount rates	5.2%	5.2%
Perpetuity growth rate	1%	1%

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

32.    Material accounting estimates and judgments (continued)

The following table shows only the 2 CGUs where goodwill was allocated at each period end and the corresponding amount of goodwill allocated to each one:

CGU/ Operating segment	September 30, 2023	September 30, 2022
AVI / Sugar, Ethanol and Energy	3,171	2,937
UMA / Sugar, Ethanol and Energy	1,189	1,102
Closing net book value of goodwill allocated to CGUs tested (Note 15)	4,360	4,039
Closing net book value of PPE items allocated to CGUs tested	600,764	518,814
Total assets allocated to 2 CGUs tested	605,124	522,853

Based on the testing above, the Group determined that none of the CGUs, with allocated goodwill, were impaired at September 30, 2023 and 2022.

Management views these assumptions are conservative and does not believe that any reasonable change in the assumptions would cause the carrying value of these CGU’s to exceed the recoverable amount.

The Group’s goodwill and property, plant and equipment balances allocated to the cash generating units with allocated goodwill in Argentina were US$ 9.8 million and US$ 148.9 million, respectively, and goodwill and property, plant and equipment allocated to the cash generating units with allocated goodwill in Brazil were US$ 4.5 million and U$S 648 million, respectively as of December 31, 2023.

As of December 31, 2023, the Group determined that there are no indicators of impairment.

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

32.    Material accounting estimates and judgments (continued)

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

33.    Summary of material accounting policies

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

The inflation adjustment on the years 2023, 2022 and 2021 was calculated by means of conversion factor derived from the Argentine price indexes published by the National Institute of Statistics and the year-over-year change in the index was 3.114; 1.9479 and 1.509, respectively.

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

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.    Summary of material accounting policies (continued)

The Consolidated Financial Statements of the Group have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB) and the Interpretations of the International Financial Reporting Interpretations Committee (IFRIC). All IFRS Accounting Standards as issued by the IASB, effective at the time of preparing these Consolidated Financial Statements have been applied.

The Consolidated Financial Statements have been prepared under the historical cost convention as modified by financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss, biological assets and agricultural produce at the point of harvest and farmlands measured at fair value.

The preparation of Consolidated Financial Statements in conformity with IFRS Accounting Standards as issued by the IASB requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the Consolidated Financial Statements are disclosed in Note 33.

New and Amended Financial Reporting Standards and Interpretations, effective for the financial year beginning on January 1, 2023

Amendments to IAS 1 - Presentation of Financial Statements – Disclosure of Accounting Policies: The objective of these amendments is to improve the disclosure of accounting policies, which require entities to disclose material accounting policies rather than significant accounting policies. This modification was published in February 2021 and is in effect for fiscal years beginning on or after January 1, 2023.

No other IFRS Accounting Standards as issued by the IASB or IFRIC Interpretation issued effective for the first time for the financial year beginning on January 1, 2023 has a material impact over these Financial Statements.

New and Amended Reporting Standards and Interpretations issued, but not yet effective for the financial year beginning on January 1, 2023 and not early adopted by the Company

The Company has evaluated the relevance of the new and amended reporting standards and interpretations not yet effective and concluded that they were not relevant for the Group except that the IASB issued IFRS 18 “Presentation and Disclosure in Financial Statements” on April 9, 2024 which is currently under analysis by the Company.

In particular, although IFRS 18 will replace IAS 1, many of the other existing principles in IAS 1 are retained, with limited changes. The key new concepts introduced in IFRS 18 relate to the structure of the statement of profit or loss, required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (that is, management-defined performance measures); and enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general. IFRS 18 will not impact the recognition or measurement of items in the financial statements, but it might change what an entity reports as its ‘operating profit or loss’. IFRS 18 will apply for reporting periods beginning on or after January 1, 2027 and also applies to comparative information.

The relevance of other new regulations, modifications and interpretations not yet effective has been evaluated and it was concluded that they are not relevant for the Group.

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

33.22    Revenue Recognition (continued)

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

34.    Subsequents events

In April 2024, the Company sold “La Pecuaria” farm, a 3,177 hectares farm located in Uruguay for an aggregate amount of US$ 20.7 million, collected in full at closing. This transaction will result in a pre-tax gain of US$ 5.7 million included in the line item “Other operating income”.