Form 20-F
period 2024-12-31
Adecoagro S.A.
filed 2025-04-25
CIK 1499505

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED ON DECEMBER 31, 2024
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM TO ________________
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
COMMISSION FILE NUMBER: 001-35052
Adecoagro S.A.
(Exact name of registrant as specified in its charter)
N/A
(Translation of registrant’s name into English)
Grand Duchy of Luxembourg
(Jurisdiction of incorporation or organization)
28, Boulevard F.W. Raiffeisen, L-2411, Luxembourg
Tel: +352.2644.9494
(Address of principal executive offices)
Manuela Lamellari
28, Boulevard F.W. Raiffeisen,
L - 2411 Luxembourg
Email: manuela.lamellari@intertrustgroup.com
Tel: +352.2644.9494
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
None
The number of outstanding shares of each of the issuer’s classes of capital stock as of December 31, 2024:
100,053,777 Common Shares, par value $1.50 per share
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
•weather and other natural phenomena;
•developments in, or changes to, the laws, regulations and governmental policies governing our business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which we operate, environmental laws and regulations and the effects of the imposition of tariffs, the modification of trade agreements between countries or other international trade restrictions, as well as the related countermeasures taken by the countries impacted by such policies;
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
•international prices for commodities;
•the condition of our land holdings;
•the consummation of the tender offer (the “Offer”) commenced by Tether Investments, S.A. de C.V. on March 28, 2025 and our continued listing on the New York Stock Exchange (“NYSE”) following the consummation of the Offer;
•our relationship with Tether Investments, S.A. de C.V. as our majority stockholder, and its affiliates, and any related conflicts of interest following the consummation of the Offer;
•the development of the logistics and infrastructure for transportation of our products in the countries where we operate;
•our expectations regarding general market conditions as a result of the current geopolitical and economic instability, developments and further escalation of events, including, but not limited to, rising inflation and interest rates, and the outbreak of any pandemics or epidemics;
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

v

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
The Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022 (hereinafter, the “Consolidated Financial Statements”) included in this annual report have been prepared in accordance with IFRS. All IFRS effective at the time of preparing the Consolidated Financial Statements have been applied.

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
The inflation adjustment for the years ended December 31, 2024, 2023 and 2022 was calculated by means of conversion factor derived from the Argentine price index published by the National Institute of Statistics and the year-over-year change in the index was 2.117; 3.114 and 1.9479, respectively.

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

Adjusted Consolidated EBITDA equals the sum of our Adjusted Segment EBITDA for each of our operating segments. We define “Adjusted Consolidated EBITDA” as (i) consolidated net profit (loss) for the year, as applicable, before interest expense, income taxes, depreciation of property, plant and equipment, amortization of intangible assets, net gain or loss from fair value adjustments of investment property land, foreign exchange gains or losses, other net financial results, bargain purchase gain on acquisition and any charges related to impairments (ii) adjusted by those items, that do not impact profit and loss, but are recorded directly in shareholders’ equity, including (a) the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland, reflected under the line item: “Reserve from the sale of noncontrolling interests in subsidiaries” and (b) the net increase in value of sold farmland, which is recognized in either revaluation surplus or retained earnings and reflected in shareholders’ equity under the line item “Reverse of revaluation surplus derived from disposals of assets”; and (iii) net of the combined effect of the application of IAS 29 and IAS 21 from the Argentine operations included in profit from operations.
We define “Adjusted Segment EBITDA” for each of our operating segments as (i) the segment’s share of consolidated profit (loss) from operations per segment information for the year, as applicable, before depreciation of property, plant and equipment and amortization of intangible assets, bargain purchase gain on acquisition and any charges related to impairments, (ii) adjusted by those items, that do not impact profit and loss, but are recorded directly in shareholders’ equity, including (a) the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland, reflected under the line item “Reserve from the sale of noncontrolling interests in subsidiaries” and (b) the net increase in value of sold farmland, which is recognized in either revaluation surplus or retained earnings, and reflected in shareholder’ equity under the line item “Reverse of revaluation surplus derived from disposals of assets;” and (iii) net of the combined effect of the application of IAS 29 and IAS 21 to our Argentine operations included in profit from operations.
We believe that Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are important measures of operating performance for our company and each operating segment, respectively, because they allow investors to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, respectively, including our return on capital and operating efficiencies, from period to period by removing the impact of our capital structure (interest expense from our outstanding debt), asset base (depreciation and amortization), tax consequences (income taxes), bargain purchase gain on acquisition, any charges related to impairments, foreign exchange gains or losses and other financial results. In addition, by including the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland, investors can also evaluate and compare the full value and returns generated by our land transformation activities. Other companies may calculate Adjusted Consolidated EBITDA and Adjusted Segment EBITDA differently, and therefore our Adjusted Consolidated EBITDA and Adjusted Segment EBITDA may not be comparable to similar measures used by other companies. Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are not measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, segment profit from operations and other measures determined in accordance with IFRS. Items excluded from Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are significant and necessary components to the operations of our business, and, therefore, Adjusted Consolidated EBITDA and Adjusted Segment EBITDA should only be used as a supplemental measure of our company’s operating performance, and of each of our operating segments, respectively. We also believe Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are useful for securities analysts, investors and others to evaluate and compare the financial performance of our company and other companies in the agricultural industry. These non-IFRS measures should be considered in addition to, but not as a substitute for or superior to, the information contained in either our statements of income or segment information.
Our Adjusted Consolidated EBIT equals the sum of our Adjusted Segment EBITs for each of our operating segments. We define “Adjusted Consolidated EBIT” as (i) consolidated net profit (loss) for the year, as applicable, before interest expense, income taxes, foreign exchange gains or losses and other net financial results; (ii) adjusted by gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset farmland; (iii) the net increase in value of sold farmland, which has been recognized in either revaluation surplus or retained earnings; (iv) net gain/loss from fair value adjustments of investment property land; (v) bargain purchase gain on acquisition; (vi) any impairment charges and (vii) net of the combined effect of the application of IAS 29 and IAS 21 on our Argentine operations included in profit from operations. We define “Adjusted Segment EBIT” for each of our operating segments as the segment’s share of (i) consolidated profit (loss) from operations before financing and taxation as per segment information for the year, as applicable; and (ii) net gain/loss from fair value adjustments of investment property land; (iii) bargain purchase gain on acquisition; (iv) any impairment charges and (v) adjusted by those items, that do not impact profit and loss, but are recorded directly in shareholders’ equity, including (a) the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland, reflected under the line item: "Reserve from the sale of noncontrolling interests in subsidiaries”; (b) the net increase in value of sold farmland, which has been recognized in either revaluation surplus of retained earnings.
We believe that Adjusted Consolidated EBIT and Adjusted Segment EBIT are important measures of operating performance, for our company and each operating segment, respectively, because they allow investors to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, from period to period by including the impact of depreciable fixed assets and removing the impact of our capital structure (interest expense from our outstanding debt), tax consequences (income taxes), foreign exchange gains or losses and other financial results. In addition, by including the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland and also the sale of farmlands, and any impairments, investors can evaluate the full value and returns generated by our land transformation activities. Other companies may calculate Adjusted Consolidated EBIT and Adjusted Segment EBIT differently, and therefore our Adjusted Consolidated EBIT and Adjusted Segment EBIT may not be comparable to similar measures used by other companies. Adjusted Consolidated EBIT and Adjusted Segment EBIT are not measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, segment profit from operations and other measures determined in accordance with IFRS. Items excluded from Adjusted Consolidated EBIT and Adjusted Segment EBIT are significant and necessary components to the operations of our business, and, therefore, Adjusted Consolidated EBIT and Adjusted Segment EBIT should only be used as a supplemental measure of the operating performance of our company, and of each of our operating segments, respectively.
Adjusted Net Income
We define Adjusted Net Income as (i) profit / (loss) of the period/year before net gain / (losses) from fair value adjustments of investment property land, bargain purchase gain on acquisition and any impairment charges; plus (ii) any non-cash finance costs resulting from foreign exchange gain/losses for such period, which are composed by both exchange differences and cash flow hedge transfer from equity, included in Financial Results, net, in our statement of income; net of the related income tax effects, plus (iii) gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, which are reflected in our shareholders’ equity under the line item “Reserve from the sale of non-controlling interests in subsidiaries” if any, plus (iv) the reversal of the aforementioned income tax effect, plus (v) inflation accounting effect; plus (vi) the net increase in value of sold farmland, which has been recognized in either revaluation surplus or retained earnings, if any.
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

Adjusted Free Cash Flow and Adjusted Free Cash Flow from Operations
We define Adjusted Free Cash Flow as the aggregate of (i) net cash generated from operating activities net of the combined effect of the application of IAS 29 and IAS 21 on our Argentine operations, (ii) net cash used in investing activities net of the combined effect of the application of IAS 29 and IAS 21 on our Argentine operations -excluding the combined effect in other financial income-, less (iii) interest paid net of the combined effect of the application of IAS 29 and IAS 21 on our Argentine operations, plus (iv) proceeds from the sale of non-controlling interest in farming subsidiaries; less (v) lease payments, less (vi) dividends paid to noncontrolling interest, plus (vii) the net of acquisition/disposal of short-term investments net of the combined effect of the application of IAS 29 and IAS 21 on our Argentine operations, and less (viii) other financial income derived from gains on bond arbitrage transactions. We define Adjusted Free Cash Flow from Operations as the aggregate of (i) net cash generated from operating activities net of the combined effect of the application of IAS 29 and IAS 21 on our Argentine operations, less (ii) net cash used in investing activities net of the combined effect of the application of IAS 29 and IAS 21 on our Argentine Operations -excluding the net of the combined effect in other financial income-, less (iii) interest paid net of the combined effect of the application of IAS 29 and IAS 21 on our Argentine operations, plus (iv) proceeds from the sale of noncontrolling interest in subsidiaries; less (v) lease payments, less (vi) dividends paid to noncontrolling interest plus (vii) the net of acquisition/disposal of short-term investments net of the combined effect of the application of IAS

29 and IAS 21 on our Argentine operations, less (viii) other financial income derived from gains on bond arbitrage transactions, less (ix) expansion capital expenditures.
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
Net Debt and Net Debt to Adjusted Consolidated EBITDA Ratio
Net debt is defined as the sum of current and non-current borrowings, less cash and cash equivalents and short-term investments. This measure is widely used by management.
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

x

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
•Our business may be materially and adversely affected by changes in international trade and economic and other conditions in key export markets for our products, including the imposition of tariffs, the modification of trade agreements between countries or other international trade restrictions.
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
•Our business may be materially and adversely affected by the emergence of epidemics or pandemics.
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
•Countries may adopt regulations specifically affecting the agricultural sector and related industries or take other measures impacting the research, experiment, production, processing, marketing, import and export of our products.
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
•We may be adversely affected by the ongoing war between Russia and Ukraine, the conflict between Israel and Hamas, related conflicts in the Middle East, and the ensuing global geopolitical and economic instability.
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
•If the Offer is consummated, Tether Investments, S.A. de C.V. will own approximately 70% of the outstanding common shares of the Company and, as such, will have the ability to effect certain decisions requiring shareholder approval, which may be inconsistent with the interests of our other shareholders.
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

Since June 2023, sea surface temperature conditions exhibited a pattern characteristic of the climate phenomenon commonly known as “El Niño”, with a band of warm waters across the equatorial Pacific and signs of anomalous convective activity from August 2023 onward. Classified as moderate to strong, this El Niño event had significant and varied impacts across different regions, which impacted our agricultural production. Although the physical impact of adverse weather events on our business remains uncertain, according to Monthly Report No. 8 - El Niño Panel (“Boletim Mensal nº 8”), published by

INPE (“Instituto Nacional de Pesquisas Espaciais”), INMET (“Instituto Nacional de Meteorologia”), ANA (“Agência Nacional das Águas e Saneamento Básico”), and CENAD (“Centro Nacional de Gerenciamento de Riscos e Desastres”), current sea surface temperature conditions in the equatorial Pacific are near climatological averages, indicating the dissipation of El Niño and a transition to neutral conditions.
Similarly, the occurrence and effects of disease and pestilence can be unpredictable and devastating to agricultural products, potentially rendering all or a substantial portion of the affected harvest unsuitable for sale. Our agricultural products are also susceptible to fungi and bacteria that are associated with excessively moist conditions. Our results of operations could be adversely affected in such cases where our production is materially affected and all or a substantial portion of the production costs have been incurred, including as a result of Spiroplasma disease in our crops. During the 2023/2024 harvest season, due to climatic conditions in some of our productive regions, late corn production was affected by this plague. There can be no assurance that such events in the future will not adversely affect our operating results and financial condition. Furthermore, if we fail to control pestilence or disease and our production is threatened, we may be unable to supply our main customers, which could affect our results of operations and financial condition.
In addition, disease among our dairy cattle herd, such as mastitis, tuberculosis, brucellosis and foot-and-mouth disease, could have an adverse effect on productivity. Outbreaks of cattle diseases may also result in the closure of certain important markets to our cattle-derived products. Although we abide by national veterinary health guidelines, which include laboratory analyses and vaccination, to control diseases among the herds, especially foot-and-mouth disease, we cannot assure that future outbreaks of cattle diseases will not occur. A future outbreak of diseases among our cattle herds could adversely affect our milk sales and operating results and financial condition. Furthermore, outbreaks, or fears of outbreaks, of any of these or other animal diseases may lead to the cancellation of orders by our customers, in particular if the disease has the potential to affect human health or create adverse publicity that may have a material adverse effect on consumer demand for our products.
Moreover, outbreaks of animal disease may lead foreign governments to ban the importation of some or all of our products, which may result in the destruction of some or all of these animals. The appearance of new diseases or the mutation or proliferation of existing diseases could also damage or completely destroy our crops and cattle herds, which would materially and adversely affect our business, financial condition and results of operations.

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

Prices for agricultural products and by-products, including, among others, sugar, ethanol, grains and powder milk, have historically been cyclical and sensitive to domestic and international changes in supply and demand and can be expected to fluctuate significantly. In addition, the agricultural products and by-products we produce are traded on commodities and futures exchanges and thus are subject to speculative trading, which may adversely affect us. The prices that we are able to obtain for our agricultural products and by-products depend on many factors beyond our control including:

•prevailing global commodity prices, which historically have been subject to significant fluctuations over relatively short periods of time, depending on worldwide demand and supply as well as factors related to financial speculation;
•changes in the agricultural subsidy levels of certain important producers (mainly the U.S. and the European Union, or the “E.U.”), tariffs and trade barriers with regard to certain important consumer markets (see—Our business may be materially and adversely affected by changes in international trade and economic and other conditions in key export markets for our products, including the imposition of tariffs, the modification of trade agreements between countries or other international trade) and the adoption of other government policies affecting industry market conditions and prices;
•changes to trade barriers of certain important consumer markets (including China, India, the U.S. and the E.U.) and the adoption of other governmental policies affecting industry market conditions and prices;
•changes in government policies for biofuels;
•disruptions in commodity markets caused by global events, including epidemics, pandemics, the ongoing war between Russia and Ukraine and the Israel-Hamas military conflict and the resulting increased tensions in the Middle East region;
•available transportation methods and infrastructure development in the regions where we operate or in remote areas serving local markets and which affect the local prices of our crops;
•world inventory levels, i.e., the supply of commodities carried over from year to year;
•climatic conditions and natural disasters in areas where agricultural products are cultivated;

•cost of raw materials; and supply of and demand for competing commodities and substitutes;
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

For example, in 2024 sugar prices in U.S. dollars traded on average at 20.74ctc/lb according to the International Exchange - New York, or “ICE NY”, anhydrous and hydrous ethanol prices in Brazilian Reais were on average R$2,392/liter and R$2,702/liter, respectively according to the center for Advanced Studies on Applied Economics (Centro de Estudos Avançados em Economia Aplicada (CEPEA/ESALQ)).

Also, domestic prices of electricity exported to the grid, in particular, electricity produced by hydroelectric generators, are impacted by weather conditions. For example, according to the Chamber of Electric Energy Commercialization of Brazil (Câmara de Comercialização de Energia Elétrica - CCEE ) is expected to average its regulatory minimum of 58.6 R$/MWh in 2025. In 2024, the average energy spot price (PLD) was 127.87 R$/MWh, 77% higher compared to 2023 (72.16 R$/MWh), and the forecasted energy price for 2025 is 315.0 R$/MWh, 117% lower than in 2024.

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

In addition, gasoline prices in Brazil are significantly influenced by the Brazilian government. Because flex-fuel vehicles, which have become popular in Brazil, allow consumers to choose between gasoline and ethanol at the pump rather than at the showroom, ethanol prices are correlated to gasoline prices as well and, consequently, international oil prices. In Brazil, petroleum and petroleum derivatives have historically been subject to price controls. Currently there is no legislation or regulation in force that gives the Brazilian government the power to set prices for petroleum, petroleum products, ethanol or vehicular natural gas. However, given that Petróleo Brasileiro S.A. – Petrobras, the only supplier of oil-based fuels in Brazil, is a government-controlled company, prices of petroleum and petroleum products are subject to government influence, resulting in potential inconsistencies between international prices and prevailing prices within Brazil that affect our business and our financial results.

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

Our business may be materially and adversely affected by changes in international trade and economic and other conditions in key export markets for our products, including the imposition of tariffs, the modification of trade agreements between countries or other international trade restrictions.

Our operating results depend largely on economic conditions and regulatory policies for our products in major export markets. The ability of our products to compete effectively in these export markets may be adversely affected by a number of factors that are beyond our control, including the deterioration of macroeconomic conditions, volatility of exchange rates, the imposition of greater tariffs or protectionist policies or other trade barriers or other factors in those markets.

Uncertainty in the global economy, as well as recent and proposed changes to current international trade agreements by the U.S. and other countries, greater restrictions on free trade generally and significant increases in tariffs on imported goods, among other possible changes, may lead to inflationary pressure, fewer goods transported and the need to restructure certain terms of business with our suppliers or customers. Moreover, tighter monetary policies among governments might impact economic growth as higher interest rates in developed economies may result in a reversal of capital flows to these countries, leading to the depreciation of the Brazilian real, acceleration of inflation expectations and increase of domestic interest rates.

The U.S. government has recently altered its approach to international trade policy, indicated its intent to renegotiate, or potentially terminate, certain existing bilateral or multi-lateral trade agreements and treaties with other countries, and made proposals and taken actions related thereto. On April 2, 2025, the Trump administration announced new tariffs on many U.S. trading partners, including a universal baseline tariff of 10% on all imported goods, and country specific tariffs such as an additional 34% tax on imports from China (leading to an effective rate of 54% when combined with existing tariffs) and 20% on products from the E.U., subject to certain exceptions. Following a period of market volatility, on April 9, 2025, President Trump announced a 90-day pause to the tariffs announced on April 2, 2025 for most countries, but maintained the baseline 10% tariff with respect to those countries subject to the pause, including Brazil and Argentina, and increased the tariff rate on Chinese imports for most products to as high as 145%.

Some foreign governments, including China, have instituted retaliatory tariffs on certain U.S. goods and have indicated a willingness to impose additional tariffs on U.S. products. Other countries and organizations, including Mexico, Canada and the European Union, have implemented or threatened to implement retaliatory tariffs on certain U.S. products. Global trade disruption, significant introductions of trade barriers and bilateral trade frictions, any material disruption and volatility in the global financial markets, including with respect to prices of securities, interest rates, inflation, and foreign exchange rates, together with any future downturns in the global economy resulting therefrom, could adversely affect our business, financial condition and results of operations.

Higher uncertainty and volatility may result in a slowdown in the economy and significantly impair our customers’ and suppliers’ ability to perform their obligations, resulting in an increase in the risk associated with our operations and commercial activity. All these events could cause a material adverse effect on our business, results of operations and financial condition.

If the sale of our products into a particular importing country is adversely affected by tariffs, trade barriers or by any of the factors mentioned above, the relocation of our products to other consumers on terms equally favorable could be impaired, and our business, financial condition and operating results may be materially and adversely affected.

A significant increase in the price of raw materials we use in our operations, or the shortage of such raw materials, could adversely affect our results of operations.

Our production process requires various raw materials, in particular fertilizers, phytosanitary products and seeds, which we acquire from local and international suppliers. We do not have long-term supply contracts for most of these raw materials and therefore are exposed to the risk of cost increases. A significant increase in the cost of these raw materials, especially fertilizer and agrochemicals, a shortage of raw materials or the unavailability of these raw materials in their entirety could reduce our profit margin, our production and/or interrupt the production of some of our products, in all cases adversely affecting our results of operations and our financial condition. In addition, certain of our production costs, including the cost of fertilizers, are linked to the international price of oil and its derivatives. Therefore, if the price of oil increases significantly, our results of operations could be adversely affected.

For example, we rely on fertilizers and agrochemicals, many of which are petrochemical based. In our Farming business, fertilizers and agrochemicals represented approximately 17.7% of our total cost of production (including manufacturing and administrative expenses) for the 2023/2024 harvest-year. In our Sugar, Ethanol and Energy business, fertilizers and agrochemicals represented 19.6% of our cost of production (including manufacturing and administrative expenses) during 2022, 19.7% in 2023 and 17.7% in 2024. Worldwide production of agricultural products has increased significantly in recent years in response to increased demand for agrochemicals and fertilizers. However, shortages in the supply of agrochemicals and fertilizers remain, which has been aggravated by the ongoing war between Russia and Ukraine. See “—We may be adversely affected by the ongoing armed conflict between Russia and Ukraine, the conflict between Israel and Hamas, related conflicts in the Middle East, and the ensuing global geopolitical and economic instability”.

Political risks remain present mainly from the conflict between Russia and Ukraine and between Israel and Hamas, related conflicts in the Middle East, escalating political and economic tensions between the United States and China, uncertainty over government instabilities in Europe and other local or regional geopolitical risks. The materialization of these risks may affect global growth and decrease investors’ interest in assets from Brazil and other countries in which we do business, which may materially and adversely our business, financial condition, results of operations and, therefore, adversely affect the market price of our shares, making it more difficult for us to access capital markets and, as a result, to finance our operations in the future.

We cannot predict the price and future availability of fuel or fertilizers with any degree of certainty, and significant increases in fuel or fertilizer prices, or the decreased supply or unavailability of fertilizers and other raw materials, may adversely affect our business, financial condition and results of operations.

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

Moreover, considering Brazilian law and judicial precedent, we may be involved in litigation concerning our suppliers’ inappropriate labor practices, as labor authorities may argue that we failed to adequately supervise our supply chain. This risk is particularly relevant if these suppliers are involved in sensitive labor issues, such as child labor and the direct or indirect use of forced labor or modern slavery. Any such litigation could impact our customers’ perception of our business, and adverse decisions may compel us to disburse material amounts in connection therewith, which may adversely affect our business, results of operations and our reputation.

Increased fuel and energy prices and frequent interruptions of energy supply could adversely affect our business.

We require substantial amounts of fuel oil and other resources for our harvest activities and transport of our agricultural products. During both the 2023/2024 and 2022/2023 harvest-years, fuel represented 2.4% and 2.7% respectively, of the cost of production (including manufacturing and administrative expenses) of our Farming business. In our Sugar, Ethanol and Energy business, fuel represented 10.0% and 11.0% of our cost of production (including manufacturing and administrative expenses) in 2024 and 2023, respectively.

We rely upon third parties for our supply of energy resources used in our operations. The prices for and availability of energy resources may be subject to change or curtailment, respectively, due to, inter alia, new laws or regulations, the imposition of new taxes or tariffs, interruptions in production by suppliers, the imposition of restrictions on energy supply by government, and worldwide price levels and market conditions. In addition, our contracts for the purchase and sale of energy in the free market may contain provisions according to which counterparties may also reduce the amounts of contracted energy, within certain limits. Any of these events could affect our revenues if we are unable to sell the reduced volumes at the same price or due to the excess energy that we fail to sell. In addition, in the event of an energy shortage, the government may impose rationing obligations that could affect the volumes established in our contracts, consequently affecting our revenues.

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

Our business may be materially and adversely affected by the emergence of epidemics or pandemics.

Epidemics and pandemics caused by infectious agents can impact the health of our workforce, partners and suppliers, as well as necessitate the redesign of routines, procedures and organization of work in general, and may consequently affect the continuity of various activities and our productivity. In addition, such public health events may affect commodity prices and demand, which, consequently, may negatively impact our results and financial condition.

A worldwide economic downturn could weaken demand for our products or lower prices.

The demand for the products we sell may be affected by international, national and local economic conditions that are beyond our control. Adverse changes in the perceived or actual economic climate, such as higher fuel prices, higher interest rates, stock and real estate market declines and/or volatility, more restrictive credit markets, higher taxes, tariffs or other trade restrictions, and changes in governmental policies could reduce the level of demand or prices of the products we produce. We cannot predict the duration or magnitude of a downturn, or the timing or strength of economic recovery. If a downturn were to continue for an extended period of time or worsen, we could experience a prolonged period of decreased demand and prices. In addition, economic downturns have and may adversely impact our suppliers, which could result in disruptions in goods and services and financial losses. Finally, the deterioration of global economic conditions, particularly in relevant economies such as the United States and China, as a result of the imposition of tariffs or other trade restrictions by such countries, as well as the related countermeasures taken by the impacted countries and the ensuing uncertainty or changes in national or global social, political, economic or regulatory conditions, the war in Ukraine, the conflict between Israel and Hamas, related conflicts in the Middle East, supply chain challenges and other events may ultimately decrease the customer demand for our products and have a material adverse effect on our financial condition and results of operations. See “—Our business may be materially and adversely affected by changes in international trade and economic and other conditions in key export markets for our products, including the imposition of tariffs, the modification of trade agreements between countries or other international trade restrictions.”

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

As with any agricultural business enterprise, our business operations are predominantly seasonal in nature. The harvest of corn, soybean and rice generally occurs from January to May. Wheat is harvested from December to January. Cotton is harvested from June to August but requires processing, which takes approximately two to three months. Our operations and sales are affected by the growing cycle of our crops processing times and the timing of our harvest sales.

In addition, each of our Sugar, Ethanol and Energy business is subject to seasonal trends based on the sugarcane growing cycle in the center-south region of Brazil. The annual sugarcane harvesting period in the center-south region of Brazil begins in March/April and ends in November/December. This creates price fluctuations which result in fluctuations in our sugar and ethanol inventories, usually peaking in December to take advantage of higher prices during the traditional off-season (i.e., January through April), and a degree of seasonality in our gross profit. Seasonality could have a material adverse effect on our business and financial performance. In addition, our quarterly results may vary as a result of the effects of fluctuations in commodities prices, production yields and costs. Therefore, our results of operations have varied significantly from period to period and are likely to continue to vary, due to seasonal factors.

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

We continuously monitor and develop our information technology networks and infrastructure. We also conduct tests to prevent, detect, address and mitigate the risk of unauthorized access, misuse, computer viruses and other events that could have a material impact on us. However, we cannot assure you that these measures will be effective in protecting us against future cyberattacks and other related breaches of our information technology systems.

Our risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As attempts to attack continue to evolve in scope and sophistication, we will likely be required to incur significant costs and dedicate additional resources to modify or improve our protection measures against such attacks, to investigate or remediate any vulnerability or consequent violations, or to communicate cyber-attacks.

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

Governmental authorities of several countries, including Brazil and the United States, currently require the use of a certain percentage of anhydrous ethanol in gasoline. Since 1997, the Brazilian Sugar and Alcohol Inter-ministerial Council (Conselho Interministerial do Açúcar e do Álcool), or “CIMA,” has fixed the percentage of anhydrous ethanol that must be used as an additive to gasoline. In addition, the newly promulgated Law nº 14.993, dated October 4, 2024, establishes that the current percentage in Brazil of anhydrous alcohol in gasoline is 27% and authorizes the Executive Power to increase this percentage to up to 35%, or decrease it to as low as 22%. According to data from the National Agency of Petroleum, Natural Gas and Biofuels (Agência Nacional do Petróleo, Gás Natural e Biocombustível), or the “ANP”, approximately one-half of all fuel ethanol in Brazil is used to fuel automobiles that run on a blend of anhydrous ethanol and gasoline; the remainder is used in either flex-fuel vehicles or vehicles powered by hydrous ethanol alone.

Other countries have similar governmental policies that require various blends of anhydrous ethanol and gasoline with minimum ethanol percentages such as the United States, Peru and Thailand (10%), Canada (5%), Paraguay (30%) and Argentina (12%). In March 2021, the British government announced that by September 2021 it would require an increase from 5% to 10% in biofuel additives to petroleum products, and E10 became the standard grade of petrol in the United Kingdom in September 2021. Moreover, India has established a target of achieving 20% ethanol blending with petroleum by 2025. Any reductions in the percentage of ethanol to be added to gasoline or changes in Brazilian government policies related to the taxation and use of ethanol, as well as growth in the demand for other alternative fuels to ethanol, such as natural gas, may adversely affect our business, financial condition and results of operations.

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

As of December 31, 2024, approximately 93.9% of our sugarcane plantations were leased through agriculture partnership agreements, for periods of an average of six to 12 years. We cannot guarantee that these agriculture partnerships will be renewed after their respective terms end, or whether such renewals will be on terms and conditions satisfactory to us. Any failure to renew the agriculture partnerships or obtain land suitable for sugarcane planting in sufficient quantity and at reasonable prices to develop our activities could adversely affect our results of operations, increase our costs or force us to seek alternative properties, which may not be available or be available only at higher prices.

Our performance depends on favorable working relationships with our employees and compliance with labor laws. Any strain on these relationships or increased labor costs could adversely affect our business.

Approximately 89.5% of our employees are represented by unions or equivalent bodies and are covered by collective bargaining or similar agreements which are subject to periodic renegotiation. We may not successfully conclude our labor negotiations on satisfactory terms, which may result in a significant increase in the cost of labor or work stoppages or labor disturbances that disrupt our operations. Cost increases, work stoppages or disturbances that result in substantial amounts of raw product not being processed could have a material adverse effect on our business, results of operations and financial condition.

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

Countries may adopt regulations specifically affecting the agricultural sector and related industries or take other measures impacting the research, experiment, production, processing, marketing, import and export of our products.

Due to the growing participation in the worldwide agricultural commodities markets by commodities produced in South America, South American producers, including us, are increasingly affected by the measures taken by importing countries in order to protect their local producers and consumers, such as regulations and policies related to chemical content of products, genetically modified organisms, or “GMOs,” traceability standards, sustainable practices, product safety and labeling, renewable fuels, low carbon fuel mandates, and technology related to energy production and/or emissions reductions. For example, measures such as the limitation on imports adopted in a particular country or region may affect the sector’s export volume significantly and, consequently, our operating results. See “—Our business may be materially and adversely affected by changes in international trade and economic and other conditions in key export markets for our products, including the imposition of tariffs, the modification of trade agreements between countries or other international trade restrictions.” These policies can influence the planting of certain crops; the location and size of crop production; whether unprocessed or processed commodity products are traded; the volume and types of imports and exports; the availability and competitiveness of feedstocks as raw materials; the viability and volume of production of certain of the Company’s products; and industry profitability.

Our soybean, corn and cotton products contain GMOs in varying proportions depending on the year and the country of production. The use of GMOs in food has been met with varying degrees of acceptance in the markets in which we operate. In certain countries, adverse publicity about genetically modified food has led to governmental regulation that limits sales of GMO products in some of the markets in which our customers sell our products, including the European Union.These current or future laws, regulations and permitting requirements may impair our research, development or production efforts. It is possible that new restrictions on GMO products will be imposed in major markets for some of our products or that our customers will decide to purchase fewer GMO products or not buy GMO products at all, which could have a material adverse effect on our business, results of operations, financial condition or prospects.

In 2018, a Brazilian trial court ruled that new products containing “glyphosate” – a herbicide widely used in soybeans and others crops – were prohibited from being registered in Brazil, and existing registrations would be suspended until the government re-evaluates their toxicity. This decision also suspended the registration of others chemicals, such as the insecticide abamectin and the fungicide thiram. According to the Brazilian Agriculture Minister, this decision would be a disaster for the agricultural industry and, for this reason, the decision was subject to multiple appeals. On September 3, 2018, a court of appeals reversed the trial court’s decision. Currently, the use of glyphosate is permitted. However, we are unable to predict or guarantee that it will continue to be allowed.

The prohibition of the use of glyphosate to control weed infestation could compromise no-till farming, which is important for productivity and sustainability, and lead to increased use of other products for pest control. Currently, there is no alternative in Brazil to replace glyphosate. Similar products have a high cost and are not readily available to meet the demand for glyphosate. As a result, our production costs could increase, and our productivity could be significantly impacted, which could result in lower production margins and negatively affect our financial condition and results of operations.

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
IAS 41 “Biological Assets” requires that we measure our biological assets and agriculture produce at the point of harvest at fair value less costs to sell. Therefore, we are required to make assumptions and estimates relating to, among others, future agricultural commodity yields, prices, and production costs extrapolated through a discounted cash flow method. For example, the value of our biological assets generated initial recognition and changes in fair value of biological assets amounting to gains of $143.1 million, $87.9 million and $215.9 million in 2024, 2023 and 2022, respectively. The assumptions and estimates used to determine the fair value of biological assets, and any changes to such prior estimates, directly affect our reported results of operations. Under US GAAP, biological assets are measured at historical cost. As a result, our financial statements and reported earnings are not directly comparable to those of similar companies applying US GAAP.

Our indebtedness could impair our financial condition and impair our ability to receive or pay out dividends.
As of December 31, 2024, we had $522 million of net debt outstanding on a consolidated basis, including our $415.6 million Senior Notes due 2027. Certain of our subsidiaries in Argentina and Brazil have a substantial amount of debt, which requires significant principal and interest payments. Such indebtedness could affect our subsidiaries’ future operations, for example, by requiring a substantial portion of their cash flows from operations to be dedicated to the payment of principal and interest on indebtedness instead of funding working capital and capital improvements and other investments. The amount of debt incurred by us and our subsidiaries also imposes significant debt obligations, increasing our cost of borrowing to satisfy business needs and limiting our ability to obtain additional financing.
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
As of December 31, 2024, US$576.8 million of our total debt on a consolidated basis was subject to fixed interest rates, and US$202.8 million was subject to variable interest rates. As of December 31, 2024, borrowings incurred by our subsidiaries in Brazil are repayable at various dates between January 2025 and November 2040 and bear either fixed interest rates ranging from 5.64% to 12.65% per annum or variable rates based on Brazilian Long-Term Interest Rate (Taxa de Juros de Longo Prazo), the Brazilian Broad Consumer Prices Index (Índice de Preços ao Consumidor Amplo), and the Brazilian interbank rate (taxa do certificado de depósito bancário), or base-rates plus spreads ranging from 4.4% to 13.8% per annum. Borrowings incurred by our subsidiaries in Argentina are repayable at various dates between March 2025 and December 2028 and bear either no interest rate or variable rates based on specific base-rates plus spreads of 3.1% for those borrowings denominated in U.S. dollar, and fixed interest rates ranging from 43.0% to 45% per annum for those borrowings denominated in Argentine Pesos. Significant interest rate increases can have an adverse effect on our profitability, liquidity and financial position. If interest rates increase, whether because of an increase in market interest rates or an increase in our own cost of borrowing, our debt service obligations for our variable rate indebtedness would increase, and our net income could be adversely affected. We may be unable to adequately adjust our prices to offset any increased financing costs, which would have an adverse effect on our results of operations.
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

Whether we will be a passive foreign investment company, or a “PFIC,” for U.S. federal income tax purposes for the current or future tax year will depend on our assets and income over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this annual report. In particular, our PFIC status may depend, in large part, upon the extent to which our revenue from sales is considered to be commodities income and the extent to which such revenue is considered to be active business gains from the sales of commodities, which depends on the application of rules that may not be entirely clear in all cases. Moreover, under circumstances where our cash is not deployed for active purposes, our risk of becoming a PFIC may increase. Although the determination of whether a corporation is a PFIC is made annually, and thus may be subject to change, we do not believe that we were a PFIC for U.S. federal income tax purposes for our most recently completed taxable year. However, there can be no assurance that we will not be a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. investor owned common shares, certain adverse tax consequences could apply to such U.S. investor. A U.S. taxpayer who owns stock in a foreign corporation during any year in which such corporation is a PFIC may be able to mitigate such negative tax consequences by making certain U.S. federal income tax elections, which are subject to numerous restrictions and limitations. Holders of the Company’s common shares are urged to consult their own tax advisors regarding the acquisition, ownership, and disposition of the Company’s common shares. See “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders—Passive Foreign Investment Company (“PFIC”) Rules.”
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

The FCPA prohibits providing anything of value to foreign officials for the purposes of obtaining or retaining business or securing any improper business advantage. As part of our business, we may deal with entities and employees which are considered foreign officials for purposes of the FCPA. In addition, economic sanctions programs restrict our dealings with certain sanctioned countries, individuals and entities. When issues arise, we attempt to act promptly to learn relevant facts, conduct appropriate due diligence, and take any appropriate remedial action to address the risk. There can be no assurance that our internal policies and procedures will be sufficient to prevent or detect all inappropriate practices, fraud or violations of law by our employees, directors, officers, partners, agents and service providers or that such persons will not take actions in violation of our policies and procedures (or otherwise in violation of the relevant anti-corruption laws and sanctions regulations) for which we or they may be ultimately held responsible. In February 2025, President Trump issued an executive order directing the U.S. Department of Justice to pause enforcement of the FCPA and to issue new enforcement guidelines that take into consideration U.S. national security and the competitiveness of U.S. companies abroad. However, such executive order does not directly affect the U.S. Securities and Exchange Commission’s separate civil enforcement authority under the FCPA’s accounting provisions, nor does it eliminate potential risk of future enforcement under the FCPA (the statutes of limitation for FCPA violations are five years for the anti-bribery provisions and six years for the accounting provisions). It is unclear how this presidential directive may affect our industry or our business.
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

We may be adversely affected by the ongoing armed conflict between Russia and Ukraine, the conflict between Israel and Hamas, related conflicts in the Middle East, and the ensuing global geopolitical and economic instability.

The ongoing war between Russia and Ukraine has disrupted supply chains and international trade generally. Following Russia’s invasion of Ukraine beginning on February 24, 2022, the United States, the United Kingdom, the E.U. and other countries announced broad economic sanctions against Russia, including financial measures such as freezing Russia’s central bank assets and limiting its ability to access its U.S. dollar reserves. The United States, the E.U. and the United Kingdom have also banned people and businesses from dealings with the Russian central bank, its finance ministry and its wealth fund. Selected Russian banks were also removed from Swift messaging system, which enables the smooth transfer of money across borders. Other sanctions by the United Kingdom include major Russian banks being excluded from the United Kingdom financial system, stopping them from accessing sterling and clearing payments, major Russian companies and the state being prevented from raising capital or borrowing money on the United Kingdom markets, and the establishment of limits on deposits Russians can make at United Kingdom banks. The United States, the E.U. and the United Kingdom adopted personal measures, such as sanctions on individuals with close ties to Mr. Putin, placed visa restrictions on several oligarchs, as well as their family members and close associates, and froze assets.

While the continued effects and outcome of the ongoing war and the permanence of these sanctions on the Russian and global economies remains uncertain, they have already resulted in significant volatility in financial markets, depreciation of the Russian ruble and the Ukrainian hryvnia against the U.S. dollar and other major currencies, as well as an increase in energy and commodity prices globally. From a supply point of view, Brazil and Argentina are highly dependent on fertilizer imports, and Russia and Belarus hold a significant market share in Brazilian and Argentine soil fertilizer imports (a share that is higher for potash-based products). We may be unsuccessful in finding alternative direct imports from non-sanctioned regions or in increasing our prices to reflect increased supply costs in the future.

On October 7, 2023, the military-winged Islamic organization called Hamas infiltrated Israel’s southern border from the Gaza Strip and carried out a series of attacks against civilian and military targets, including firing rockets toward Israeli cities. Shortly following the attack, Israel’s security cabinet declared war against Hamas. In January 2025 Israel and Hamas declared a ceasefire and a hostage release deal in exchange for Palestinian prisoners. However, hostilities have since resumed, and it is uncertain that a subsequent ceasefire will be agreed or upheld. The intensity, duration and effects of any Israel’s current war against Hamas and the related armed conflicts between Israel and Hamas, Iran and Iranian-backed proxies (such as Hezbollah in Lebanon and Houthi rebels in Yemen) and the resulting political and economic instability in the Middle East is difficult to predict, as well as such conflict’s economic implications on the Company’s business and operations and on the global geopolitical scale.

The war in Ukraine has led to significant disruptions in global agriculture, and in the energy and fertilizer markets, causing price volatility and supply chain challenges. Similarly, the conflict between Israel and Hamas, and related conflicts in the Middle East, may have the potential to affect global grain and fertilizer prices, further exacerbating the cost pressures on our operations. In addition, the increase of fuel and fertilizer prices, as well as logistical costs resulting from these conflicts, may have an adverse effect on our business, financial condition, and results of operations.

Geopolitical tensions in petroleum-producing countries may also affect the global supply of oil and lead to increased prices. The conflict between Russia and Ukraine, the conflict between Israel and Hamas, and the related conflicts in the Middle East, led to a spike in oil and energy prices. Although this positively impacted ethanol demand and prices, we cannot assure you that such geopolitical tensions will not adversely affect our business, financial condition and results of operations.

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

The Brazilian General Data Protection Law (Federal Law No. 13,709/2018 - Lei Geral de Proteção de Dados) or the “LGPD,” which came into force on September 18, 2020, is a comprehensive data protection law establishing general principles and obligations that apply across multiple economic sectors and contractual relationships. The LGPD applies to individuals or legal entities, private or government entities, who process personal data in Brazil or collect personal data in Brazil or, further, when the processing activities have the purpose of offering or supplying goods or services to data subjects located in Brazil. The LGPD establishes detailed rules for the collection, use, storage and any other form of processing involving personal data (including personal data of clients, suppliers and employees), and affects all economic sectors, including the relationship between customers and suppliers of goods and services, employees and employers and other relationships in which personal data is collected, whether in a digital or physical environment. Specifically, the LGPD establishes, among others, data subjects’ rights, the legal bases for processing personal data, requirements for obtaining consent from data subjects, obligations and requirements related to security incidents, data breaches and data transfers – including international transfer –, as well as the creation of the National Data Protection Authority (Autoridade Nacional de Proteção de Dados), or the “ANPD,” for the purposes of regulating, monitoring, implementing and supervising compliance with the LGPD in Brazil. In the event of noncompliance with the LGPD, we may be subject to penalties, including (1) warnings, with the impositions of a deadline for the adoption of corrective measures; (2) a one-time fine of up to 2% (subject to an upper limit of R$50,000,000) of our revenue; (3) a daily fine (subject to an upper limit of R$50,000,000); (4) public disclosure of the violation; (5) the restriction of access to the personal data to which the violation relates, until corrective measures are implemented; (6) deletion of the personal data to which the violation relates; (7) partial suspension of the databases to which the violation relates for up to 12 months, until corrective measures are implemented; (8) suspension of the personal data processing activities to which the violation relates for up to 12 months; and (9) partial or full prohibition on personal data processing activities. While we have put in place systems and processes to comply with the LGPD, there can be no assurance that our LGPD compliance efforts will be deemed appropriate or sufficient by regulatory authorities or by courts, such as the Brazilian Public Prosecution Office (Ministério Público). Moreover, as the LGPD requires further regulation from the ANPD regarding several aspects of the law, which are still unknown, and we may have difficulty adapting our systems and processes to the new legislation due to the legislation’s complexity. The changes have impacted, and could further adversely impact, our business by increasing our operational and compliance costs.

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
If the Offer is consummated, Tether Investments, S.A. de C.V. (“Tether”) will own approximately 70% of the outstanding common shares of the Company and, as such, will have the ability to effect certain decisions requiring shareholder approval, which may be inconsistent with the interests of our other shareholders.

On March 28, 2025, pursuant to the terms of the Transaction Agreement dated as of March 26, 2025, by and between Tether and the Company (the “Transaction Agreement”), Tether commenced the Offer to acquire up to 49,596,510 common shares of the Company at a price in cash of $12.41 per common share (representing, when added to the common shares already owned by Tether, approximately 70% of the outstanding common shares of the Company), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 28, 2025. The closing of the transaction is subject to certain closing conditions, including there being validly tendered and not validly withdrawn a number of common shares that, when added to the common shares already owned by Tether, represents at least 51% of the outstanding common shares on a fully diluted basis. If the Offer is consummated, Tether will own approximately 70% of the outstanding common shares of the Company. As a result, Tether will have the ability to exercise control over certain decisions requiring shareholder approval, including the election of directors, amendments to our articles of incorporation and approval of significant corporate transactions, such as a merger or other sale of the Company or our assets. In addition, following the consummation of the Offer, we expect that several of the members of our Board of Directors will be affiliated with Tether and that Tether will cause any of its affiliates holding our shares to vote in favor of and approve an amended and restated articles of incorporation in the form set forth in Exhibit B to the Transaction Agreement. See “Item 10—Additional Information—Amended and Restated Articles of Incorporation.” Accordingly, Tether will have significant influence over us and our decisions, including the appointment of management and any other action requiring a vote of our Board of Directors. In addition, this concentration of ownership may have the effect of delaying, preventing or deterring a change in control of us and may negatively affect the market price of our shares.
Tether’s interests may be different from or conflict with our interests or the interests of our other shareholders. Tether and its affiliates are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete indirectly with us. Tether may also pursue acquisition opportunities that are complementary to our business, and, as a result, those acquisition opportunities may not be available to us. Accordingly, the interests of Tether may not always coincide with our interests or the interests of other shareholders, and Tether may seek to cause us to take courses of action that, in its judgment, could enhance its investment in the Company but which might involve risks to our other shareholders or adversely affect us or our other shareholders.

Risks Related to the Countries in Which We Operate

Our results of operations and financial condition are dependent upon economic conditions in the emerging countries in which we operate.
All of our operations and/or development activities are in South America. As of December 31, 2024, based on total asset value, 50.3% of our assets were located in Argentina, 44.9% in Brazil and 3.3% in Uruguay. During the year ended December 31, 2024, 32.6% of our consolidated sales of goods and services rendered were attributable to our Argentine operations, 29.5% were attributable to our Brazilian operations and 37.3% were attributable to our Uruguayan operations. In the future, we expect to have additional operations in the South American countries in which we now operate or in other countries with similar political, economic and social conditions. Many of these countries have a history of economic instability or crises (such as inflation or recession), government deadlock, political instability, civil strife, changes in laws and regulations, expropriation or nationalization of property, and exchange controls which could adversely affect our business, financial condition and results of operations.
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

The Argentine economy has experienced significant volatility in past decades, including numerous periods of low or negative growth and high and variable levels of inflation and currency devaluation. Inflation remains a challenge for Argentina given its persistent nature in recent years and considering its high levels during 2022, 2023 and 2024. No assurance can be given that the rate of growth experienced over past years will be achieved in future years or that the national economy will not suffer a recession. If economic conditions in Argentina were to slow down, or contract, if inflation were to accelerate, or if the Argentine government's measures to attract or retain foreign investment and international financing in the future to incentivize domestic economy activity are unsuccessful, such developments could adversely affect Argentina's economy and in turn affect our financial health and results of operations.

Moreover, presidential and congressional primary and general elections in Argentina took place in August and October 2023, respectively. Due to the results obtained on August 13, the two candidates with the largest number of votes, that is, Javier Milei and Sergio Massa, had to go to a second round, held on November 19, where the candidate of “La Libertad Avanza” was elected president with 55.65% of the votes. Ever since the beginning of its mandate, Javier Milei Administration has implemented various policies aimed to deregulate the economy to address the economic and social crisis. In that intelligence, on December 20, 2023, through the Decree of Necessity and Urgency No. 70/2023 (“DNU 70/2023”, for its Spanish acronym), the Executive Branch declared the public emergency in economic, financial, fiscal, administrative, social security, tariff, sanitary and social matters until December 31, 2025, and included numerous amendments and repeals of several laws. The measures include, but are not limited to, the repeal of regulations on housing rental contracts, the supply of essential products, the marketing of mass consumption products, the corporate form of companies where the State participation has been modified, among others.

However, the Argentine Constitution provides for a control by the National Congress of DNU 70/2023. If the National Congress invalidates the DNU 70/2023 through bicameral rejection, the decree shall be deemed repealed. DNU 70/2023 shall remain in force unless and until expressly rejected by both chambers of the National Congress. In addition, DNU 70/2023 could be subject to judicial review as to its constitutionality. However, on April 16, 2024, the Supreme Court of Justice unanimously rejected two actions filed against DNU 70/2023, stating that neither of them presented the existence of a 'cause,' 'case,' or 'controversy' that falls under the jurisdiction of the Supreme Court to rule on. Whether DNU 70/2023 is ultimately upheld or struck down by the National Congress, uncertainty persists regarding the long-term effects of DNU 70/2023 on the economy and our business.

On July 9, 2024, the law titled "Bases and Points of Departure for the Freedom of the Argentine People" (the "Bases Law") entered into force, following its approval by the National Congress on June 27, 2024. The key points of this approval are as follows:

•Emergency: The declaration of a public emergency in economic, financial, tax, social security, security, defense, trade, energy, health, administrative, and social matters. The declaration of emergency in the Bases Law is set to expire on December 31, 2025, but it enables the Executive to extend such term for two more years. In terms of state reorganization, for as long as the declaration of emergency is in effect, the Bases Law establishes the legal foundation for delegating legislative powers to the Executive as it relates to: i) improving the functioning of the state; ii) reducing the oversizing of the state structure; and iii) ensuring effective internal control in the national public administration.
•Regime for Large Investments: The creation of the 'Regime for Large Investments' ("RIGI"), which establishes a legal and regulatory framework to promote investment in productive projects in Argentina.
•Labor Modernization: Various modifications to laws 24,013 (Employment), 20,744 (Labor Contract Law), and 26,727 (Agricultural Work). Moreover, Law 25,323 (Labor Compensation) is repealed. The amendments include the extension of the trial period or the exemption from penalties and criminal actions for those employers who have not made the corresponding contributions, in exchange for the regularization of the corresponding worker.
•Concessions: Enables the Executive to grant concessions to private or public entities for the construction, maintenance, or exploitation of public works.
•Various amendments to Laws 17,319 (Hydrocarbons), 24,076 (Natural Gas) and 26,741 (Fiscal Oilfields), including the repeal of Article 1 of Law 26,741, which declared Argentina’s hydrocarbon self-sufficiency to be of public interest and a priority objective, and the creation of the National Gas and Electricity Regulatory Entity, replacing the Electricity Regulatory Entity (“ENRE”).
•Tax Modernization: Various tax changes, including, but not limited to, changes in income tax, personal property tax, single taxation and incentives for money laundering.

On July 12, 2024, Congress approved Law No. 27,743 on Palliative and Relevant Tax Measures (“Tax Package”) regarding the regularization of tax, customs, and fiscal obligations, aimed at achieving voluntary payment by taxpayers and responsible parties. On that same date, the Executive Branch published Decree No. 608/2024 in the Official Gazette, which regulated various provisions of the Tax Package. Chapter II of this Decree specifically outlines the Asset Regularization Regime, designed to incentivize taxpayers to declare reportable assets to the Argentine federal tax authorities. The Asset Regularization Regime was structured in three stages. The first stage ran from October 1, 2024, to November 8, 2024, during which taxpayers were able to declare reportable assets of up to US$100,000 tax-free and a 5% penalty tax rate was applied to reportable assets exceeding such amount. The second stage took place from November 9, 2024, to January 31, 2025, during which the applicable penalty tax rate increased to 10%. Finally, the third stage covered the period from February 1, 2025, to April 30, 2025, during which the applicable penalty tax rate increased to 15%.

On August 5, 2024, Decree No. 695/2024 was published in the Official Gazette, regulating, among other matters, four chapters of Title II of the Bases Law: (i) Administrative reorganization; (ii) Privatizations; (iii) Administrative procedure; and (iv) Public employment. A week later, on August 12, 2024, Decree No. 713/2024 was issued, advancing the regulation of Title III of the Bases Law, specifically addressing 'Contracts and Transactional Agreements,' with particular focus on Chapter I, 'Force majeure in existing contracts and transactional agreements,' as well as certain articles of Chapter II, 'Concessions.' Additionally, on August 23, 2024, the Executive Branch published Decree No. 749/2024, which regulated Title VII of the Bases Law in relation to the RIGI.

On November 29, 2024, the Executive Branch published Decree 1057/2024 in the Official Gazette, which establishes implementing regulations to the amendments introduced by the Bases Law to the Hydrocarbons Law, the Gas Law 24,076 and the aspects of the Bases Law related to the uniform environmental legislation.

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

According to the National Institute of Statistics and Censuses (Instituto Nacional de Estadística y Censos, or “INDEC”), Argentina’s GDP increased 5.2% in 2022 compared to the previous year and decreased 1.6% and 1.7% in 2023 and 2024, respectively, compared to the previous years. However, in its January 2025 report, the International Monetary Fund (“IMF”) projects that Argentina’s GDP will stabilize, with a projected annual economic growth of 5.0% for both 2025 and 2026.

International commodity prices for Argentina’s primary commodity exports have historically fluctuated, which has had an adverse effect on Argentina’s economic growth. Reliance on the export of certain commodities, such as soy, has made the Argentine economy more vulnerable to fluctuations in the prices of commodities. If international commodity prices decline, the Argentine economy could be adversely affected. In addition, adverse weather conditions can affect the production of commodities by the agricultural sector, which accounts for a significant portion of Argentina’s export revenues.

Throughout 2021, 2022 and 2023, social and political tension and high levels of poverty and unemployment in Argentina persisted while industrial activity and consumption diminished considerably. Despite persistently high poverty rates in previous years, INDEC recently reported a decline in poverty, with the latest index (published on March 31, 2025) showing a 38.1% drop in the second half of 2024. However, there can be no assurance that Argentina will not face political, economic or social problems in the future, and a severe downturn in the Argentine economy could significantly increase social and political turmoil, leading to civil unrest, riots, looting, nationwide protests, strikes and street demonstrations, as has occurred in the past and could plausibly occur again. Due to the high levels of inflation and devaluation in recent years, employers both in the public and private sectors experienced significant pressure from organized labor unions and their employees to further increase salaries. If inflation rates were to increase again, there is no guarantee that this situation will not arise again in the future.

Persistent inflation, increased unemployment and poverty rates, decreased GDP, Peso depreciation, and/or other future economic, social and political developments in Argentina, over which we have no control, may adversely affect our business, financial condition and results of operations.

Moreover, a significant portion of our operations, properties and customers are located in Brazil. Accordingly, our financial condition and results of operations are substantially dependent on economic conditions in Brazil. Historically, Brazil’s political situation has influenced the performance of the Brazilian economy, and political crises have affected the confidence of investors and the general public, which has resulted in economic deceleration and heightened volatility in the securities issued abroad by Brazilian companies. Future developments in policies of the Brazilian government and/or the uncertainty of whether and when such policies and regulations may be implemented may adversely affect our results of operations and financial condition. The Brazilian economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high and variable levels of inflation and currency devaluation. The Brazilian GDP decreased 4.1% in 2020, and increased 4.6% in 2021, 2.9% in 2022, 3.2% in 2023 and 3.4% in 2024. There can be no assurance that GDP will increase or remain stable in the future. Future developments in the Brazilian economy may affect Brazil’s growth rates and, consequently, the consumption of sugar, ethanol, and our other products. As a result, these developments could impair our business strategies, results of operations and financial condition.

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

On April 2, 2025, U.S. President Donald Trump announced via executive order a new 10% baseline tariff on all imports, including those from Brazil and Argentina, set to take effect on April 5. The 10% baseline tariff may negatively impact the Argentine and Brazilian economies by raising export costs, reducing U.S. demand, and straining key industries like agriculture and manufacturing. See “—Our business may be materially and adversely affected by changes in international trade and economic and other conditions in key export markets for our products, including the imposition of tariffs, the modification of trade agreements between countries or other international trade restrictions.”

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
•developments in trade negotiations between countries or through the World Trade Organization or other international organizations, including as a result of the imposition of tariffs, import/export restrictions or other laws and policies affecting foreign trade and investment;

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

In recent years, the Argentine government had implemented various price control measures, no longer in force as of the date of this annual report, including voluntary programs launched in 2020 and 2022 to set reference prices for household goods. These regulations impacted the prices of our processed rice and fluid milk products. In addition, our facilities have been inspected in the past to control compliance with price control regulations.

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

Although the Milei administration appears to have among its main objectives a significant reduction in the government’s intervention in the economy, it remains uncertain whether these efforts will succeed or whether future administrations will maintain such objectives.

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

On January 16, 2025, the Brazilian Congress enacted Supplementary Law No. 2014/25, establishing general guidelines for the imposition of IBS and CBS, including their taxable events and calculation bases. The tax reform will be implemented gradually, beginning in 2026. Initially, CBS and IBS will be introduced at rates of 0.9% and 0.1%, respectively. These rates will increase gradually, while PIS, COFINS, and IPI are phased out starting in 2027. By 2029, the ICMS and ISS will also be progressively reduced, and the rates for CBS and IBS will continue to rise, with full implementation expected by 2033. The overall tax rate has yet to be determined but is expected to range between 26% and 28%. The approved Tax Reform text also authorizes the Brazilian government to introduce a selective tax on goods and services considered harmful to health and/or the environment. Additionally, specific tax regimes will apply to industries explicitly listed in the Brazilian Constitution. The tax reform may reduce or eliminate existing our tax benefits, which could directly or indirectly impact our business and financial results. Furthermore, any future changes in tax laws and regulations may also affect our operations and financial performance.

Furthermore, Supplementary Law No. 214/2025 brings forward the implementation of the single-phase collection system for PIS and COFINS contributions to May 2025. As of that date, producers will be responsible for collecting these contributions across the entire production and commercialization chain. Currently, producers collect R$130.90 per m³; beginning in May 2025, they will collect R$192.00 per m³.

Exposure to Brazilian government debt could have a material adverse effect on us.

According to the Brazilian National Treasury's monthly report (RMD - Tesouro Transparente), the accumulated total Federal Debt reached BRL 7.49 Trillion, corresponding to a 3.3% increase since January 2025, as a result of the liquid emission of BRL 165 Billion and the positive appreciation on interest rates, corresponding to BRL 73.65 Billion. In addition, on December 2024, Brazilian five-year Credit Default Swaps (CDS) reached its highest level since May 2023, hitting 200 points.

Any failure by the Brazilian government to make timely payments under the terms of these securities may increase the perception of risk of investors, reduce foreign investments, and consequently impact inflation levels. A rise in inflation and a reduction in investment volume may affect our business and influence our results.

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

Argentina has a history of high volatility in its foreign exchange market (the “FX Market”), including sharp and unanticipated devaluations, tight foreign exchange controls and severe restrictions on foreign trade. The devaluation of the Peso may have a negative impact on the ability of certain Argentine businesses to service their foreign currency denominated debt. It could also lead to higher inflation rates, significantly reducing real wages and jeopardizing our business. The Peso depreciated against the U.S. dollar 27.7%, 356.3% and 72.5% in 2024, 2023 and 2022, respectively, based on the official exchange rates published by the Argentine Central Bank (Banco Central de la República Argentina), or the “BCRA”. On December 12, 2023, under Javier Milei’s administration, the current Minister of Economy, Luis Caputo, announced the setting of the official exchange rate at Ps. 800 and a “crawling peg” policy by devaluing the Argentine currency at a rate of approximately 2% per month, with the aim of decelerating inflation and appreciating the Peso. On January 13, 2025, the BCRA announced a reduction in the pace of the crawling peg from 2% to 1% per month, effective from February 1, 2025. On April 11, 2025, the current Minister of Economy, Luis Caputo, along with the president of the BCRA, Santiago Bausili, announced the launch of “Phase 3” of the economic program that was initiated on December 10, 2023, by the administration of Javier Milei. The announcement includes several measures, including an easing of certain foreign exchange controls and the implementation of an exchange rate band scheme. This scheme will allow the exchange rate of the U.S. dollar to fluctuate in the FX Market within a moving band ranging from Ps. 1,000 to Ps. 1,400, with the lower and upper limits being progressively adjusted on a monthly basis at rates of -1% and 1%, respectively. As of April 21, 2025, the official exchange rate was 1,070 Ps. per U.S. dollar. Given its recency, we currently cannot assess the impact of such policy shift on our business, results of operations and financial condition.

In the past, the Argentine government has imposed restrictions on the purchase of foreign currency, which gave rise to an unofficial market where the U.S. dollar traded at a different market value than reflected in the official Peso-U.S. dollar exchange rate. In September 2019, following a foreign exchange crisis and the continued reduction of the BCRA’s foreign currency reserves, the Argentine government reinstated rigid foreign exchange controls and transfer restrictions, substantially limiting the ability to obtain foreign currency or make certain payments or distributions out of Argentina. See “—Exchange controls restrict the inflow and outflow of funds and may substantially limit the ability of companies to retain or obtain foreign currency or make payments abroad.”

The Brazilian currency has also historically suffered frequent fluctuations. As a result of inflationary pressures, the Brazilian government has implemented various economic plans and adopted a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. Formally, the value of the real against foreign currencies is determined under a free-floating exchange rate regime, but, in practice, the Brazilian government currently intervenes in markets through currency swaps and trading in the spot market, among other measures, every time the exchange rate is above or below the levels that the Brazilian government considers appropriate, taking into account inflation, growth, the performance of the real against the U.S. dollar in comparison with other currencies, and other economic factors. The Real depreciated 27.9% in 2024, appreciated 7.2% in 2023 and 6.5% in 2022, and depreciated 7.4%, 28.9% and 4.0% in each of, 2021, 2020 and 2019, respectively.

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

Historically, inflation has materially undermined the Argentine economy and the government’s ability to create conditions that would permit long-term and stable growth. High inflation may also undermine Argentina’s foreign competitiveness in international markets and adversely affect economic activity and employment, as well as our business and results of operations. In particular, the profit margin on our services is impacted by the increase in our costs in providing those services, which is influenced by wage inflation in Argentina, as well as other factors. In recent years, Argentina has experienced persistently high inflation, as reflected in the annual Consumer Price Index (CPI) published by INDEC: 94.8% in 2022, 211.4% in 2023, and 117.8% in 2024. If the Argentine government continues to fail to address Argentina’s structural inflationary imbalance, the current levels of inflation may continue to rise, which may have an adverse effect on Argentina’s economy.

Brazil, in turn, has historically experienced high rates of inflation. Inflation, as well as government efforts to curb inflation, have had significant negative effects on the Brazilian economy, particularly prior to 1995. Inflation was 7.2% in 2016, as measured by the General Market Price Index (Índice Geral de Preços – Mercado), compiled by the Getulio Vargas Foundation (Fundação Getúlio Vargas). However, in cash costs and our operating expenses are denominated in Brazilian Reais and tend to increase with Brazilian 2017 Brazil registered a deflation of 0.53% due to a decrease in the price of food products. Brazil then registered inflation of 7.3% and 7.5% in 2019 and 2018, respectively, and, mainly due to the depreciation of the Brazilian Real against the U.S. dollar and the increase in prices of primary products, inflation was 23.1% in 2020 and 17.8% in 2021. In 2022, Brazil registered an inflation of 5.4%, in 2023, a deflation of 3.2%, and, in 2024 an inflation of 4.83%. A significant proportion of our cash costs and our operating expenses are denominated in Brazilian Reais and tend to increase with Brazilian inflation. The Brazilian government’s measures to control inflation have included and currently include maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and reducing economic growth. This policy was abated between 2016 and January 2021, when the Special System for Settlement and Custody rate (Sistema Especial de Liquidação e Custódia), or the “SELIC” rate (the base Brazilian interest rate), which is set by the Monetary Policy Council (Comitê de Política Monetária), or the “COPOM,” was decreased from 14.25% to 2.00%.

Subsequently, increased inflation and the intention to abate inflation rates led the Brazilian government to adopt other measures to control inflation, such as tax relief for several sectors of the economy and tax cuts for the products included in the basic food basket. These measures were not sufficient to control the inflation, which led the Brazilian government to reinstate a tighter monetary policy. As a result, interest rates have fluctuated significantly. The year-end SELIC rate in Brazil was 4.50%, 2.00%, 9.25% and 13.75% in 2019, 2020, 2021 and 2022, respectively. At the end of 2023 SELIC rate was at 11.75% and at the end of 2024 SELIC rate was at 12.25%. As of the date of this annual report, the SELIC rate is set at 14.25%.

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

In 2021, Standard & Poor’s maintained Brazil’s credit rating at BB- with a stable outlook. In June 2023, Standard & Poor’s adjusted its outlook to positive. In December 2023, Standard & Poor’s upgraded Brazil’s credit rating from BB- to BB. In 2021, Moody’s confirmed Brazil’s credit rating at Ba2 with a stable outlook. In October 2024, Moody’s upgraded Brazil’s sovereign credit rating to Ba1, while maintaining a positive outlook. In 2021, Fitch reaffirmed Brazil’s credit rating at BB-, with a negative outlook. In June 2023, Fitch upgraded Brazil’s credit rating to BB with a stable outlook. In June 2024, Fitch confirmed Brazil’s credit rating as BB with a stable outlook.

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

Argentina’s 2001 sovereign default and its failure to fully restructure its sovereign debt and negotiate with the holdout creditors has historically limited Argentina’s ability to access international financing. Between 2005 and 2010, Argentina completed the restructuring of a substantial portion of its indebtedness and settled all of its debt with the IMF. In 2016, the Macri administration entered into settlement agreements with certain holdout bondholders to settle these claims, which were subject to the approval of the Argentine Congress. The Argentine government reached settlement agreements with holders of a significant portion of the defaulted bonds and repaid the majority of the holdout creditors with the proceeds of a US$16.5 billion international offering of three-year, five-year, 10-year and 30-year bonds on April 22, 2016. Although the size of outstanding claims decreased significantly, litigation initiated by bondholders that did not accept Argentina’s settlement offer in 2016 continues in several jurisdictions.

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

Recently, Argentina faced an adverse judicial ruling in the case related to the expropriation of 51% of YPF's shares, the country's main oil company. The litigation began in 2012 when the Argentine government decided to nationalize YPF, prompting affected shareholders to initiate legal action. In 2023, Argentina was found liable in a decision by a U.S. District Court to pay nearly $16.1 billion plus interest in damages to former minority shareholders of YPF, while YPF was exempted from responsibility. In February 2024, the Argentine government submitted its first brief to the U.S. Court of Appeals for the Second Circuit in New York, presenting arguments for the appellate judges to review the District Court’s ruling. In September 2024, the final briefs from all three parties (the plaintiffs, YPF, and the State) were submitted to the Court of Appeals. The case is now awaiting the appointment of a three-member panel and the scheduling of a hearing date. If these proceedings were to be resolved adversely to the Argentine state, it could be held liable for significant costs and losses that may result in worsened macroeconomic conditions for the country which, in turn, may negatively impact our business, results of operations and financial condition.

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

Moreover, in the press release dated May 13, 2024, the IMF announced that the IMF Executive Board and Argentine authorities reached an agreement on the eighth review under the agreement with Argentina. As a result, the Board's decision allowed an immediate disbursement of approximately US$ 800 million (or SDR 600 million), bringing the total disbursements under the agreement to approximately US$ 41.4 billion. Furthermore, recently the Argentine Congress validated the presidential decree authorizing the execution of a new debt refinancing agreement with the IMF. However, the terms of the agreement and its implications on the exchange rate policy scheme are still unknown.

On April 11, 2025, Argentina finalized a US$20 billion, 48-month Extended Fund Facility deal with the International Monetary Fund, as approved by the IMF’s Executive Board. US$12 billion of such facility were disbursed on April 15, 2025, while US$2 billion are expected to be disbursed by June 2025.

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

In the past, Argentina has had severe macroeconomic imbalances, including frequent and extreme fiscal deficits. Since 1961, the Argentine government has had yearly fiscal deficits approximately 90% of the time, resulting in highly vulnerable macroeconomic conditions. The Argentine government has financed its fiscal deficit mainly in two ways: (i) by relying on external debt issuances, which has historically led to rapid increases in public debt levels; and (ii) by having the BCRA issue currency, which has led to high inflation and, in certain cases, hyperinflation. As a result of the measures taken by Javier Milei’s administration, a financial surplus of 0.3% of GDP was recorded in December 2024, marking the first surplus since 2010.

Failure by Javier Milei’s or subsequent administrations to maintain the current fiscal surplus and reversion to historical deficits could lead to growing levels of uncertainty regarding Argentina’s macroeconomic conditions. In particular, it could lead to growing inflation rates and unanticipated foreign exchange depreciation and balance of payments crises, higher local vulnerability to international credit crises or geopolitical shocks, higher interest rates and erratic monetary policies, a reduction in real salaries and as a consequence, in private consumption, and a reduction in growth rates. This level of uncertainty, over which we have no control, may adversely affect our financial condition and results of operations.

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

A lack of a solid and transparent institutional framework for contracts with the Argentine government and its agencies and corruption allegations have affected and continue to affect Argentina. Argentina ranked 99 of 180 in the Transparency International's 2024 Corruption Perceptions Index. The Argentine government's ability to implement initiatives aimed at strengthening Argentina's institutions and reducing corruption is uncertain as it would be subject to independent review by the Judicial Branch, as well as legislative support from opposition parties. There can be no assurance that the implementation of these measures by the Argentine government will be successful in stopping institutional deterioration and corruption.

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

The Argentine government has historically imposed duties on the exports of various primary and manufactured products, including some of our products. Nevertheless, export duties have been modified according to Decree No. 38/2025, which sets a decrease in the rate until June 30, 2025. The export duty rate was decreased from 33% to 26% for soybean, 30-31% to 24-24.5% for soybean oil (depending on the applicable tariff code), 12% to 9.5% for soybean flour, and 29% to 26% for biodiesel. Most other agricultural products, such as fresh fruit and vegetables, usually grown in specific regions, were set at a 0% export duty rate. Most industrial and manufactured goods have had their export duty rates reduced throughout 2022, 2023, 2024 and 2025. The Social Solidarity Law established new caps to set the export duty rate of all goods included in the tariff positions of the Common Mercosur Nomenclature. Even though most goods have a maximum 12.0% ad valorem export duty rate, there are special lower caps for some agricultural products from specific regions and industrial goods.

On December 13, 2023, the Export Promotion Program was reestablished through Decree No. 28/2023. The program provides that exporters of goods and certain services must enter and trade at the official exchange rate of 80% of their sales through the FX Market. For the remaining 20% of their sales, exporters must execute purchase and sale transactions with marketable securities acquired with settlement in foreign currency and sold with settlement in local currency (spot transactions with entry settlement or “CCL de Entrada”).

On the other hand, since December 26, 2023, there was an abrogation of Resolution No. 523/2017 of the National Secretariat of Commerce, which required the approval, via the Argentine System of Imports (“SIRA” after its acronym in Spanish) from local authorities, of automatic and non-automatic import licenses prior to their definitive import for goods included in all the tariff positions of the Mercosur common nomenclature for definitive import for consumption. In this scene, imports of goods will only be subject to the Statistical System for Imports (“SEDI” after its acronym in Spanish) information regime (which replaces the SIRA regime) established by means of Joint General Resolution No. 5466/2023. The SEDI system requires that importers register a sworn statement with the relevant data beforehand. This application is compared with the information in the tax authorities’ records and with the applicant’s financial economic capacity. Once these controls are passed, the application will be set to REGISTERED status. It is worth mentioning that the risk profile controls required under the SIRA system have been discontinued. To register a definitive import, it will be necessary to have a SEDI declaration in READY status. Once the status is READY, the SEDI declaration may be used within 360 calendar days. The SEDI regime does not require any prior sworn statements on payments of services abroad.

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

Notwithstanding recent measures by the Milei administration to loosen exchange controls, the Argentine government may in the future impose new exchange controls, transfer restrictions, restrictions on the free movement of capital, and implement other measures in response to capital flight or a significant depreciation of the Peso, which would adversely affect our financial condition and the results of our operations. In addition, other exchange controls could in the future further impair or prevent the conversion of anticipated dividends, distributions, or the proceeds from any sale of equity holdings in Argentina from Pesos into U.S. dollars and the remittance of the U.S. dollars abroad. These restrictions and controls could further interfere with the ability of our Argentine subsidiaries to make distributions in U.S. dollars to us and thus our ability to pay dividends in the future. Such measures could lead to renewed political and social tensions, and could undermine the Argentine government’s public finances, which could adversely affect Argentina’s economy and prospects for economic growth and, consequently, adversely affect our business and results of operations, and could impair our ability to make dividend payments. See “—Currency exchange rate fluctuations relative to the U.S. dollar in the countries in which we operate our businesses may adversely impact our results of operations and financial condition.”

In an effort to contain the escalation of the currency exchange rate, the BCRA has been selling its reserves of U.S. dollars, which has resulted in a decrease in BCRA international reserves from US$ 65.7 billion as of December 2018 to US$ 25.77 billion as of March 2025. However, the actual net liquid international reserves of the BCRA is reported by private sources to be substantially lower.

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

For example, the consumption tax reform enacted through Constitutional Amendment 132/23 could have a direct or indirect impact on our operations and financial performance. See “—Governments have a high degree of influence in the economies in which we operate, which could adversely affect our results of operations or financial condition.”

Additionally, since the introduction of Bill 1.087/25 by the Brazilian Government, there has been ongoing discussion regarding the taxation of dividends distributed by Brazilian companies, which have been exempt for approximately 30 years. The proposed Bill of Law contemplates a general Withholding Income Tax Rate of 10% over dividends. In any event, any potential legal changes resulting from a tax reform would take effect only in the year following the enactment of the relevant legislation.

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

Similarly, the Argentine government frequently implements changes to the Argentine tax regime. In this sense, Argentina has experienced frequent and significant changes in its tax legislation over the past several years. These changes have affected a wide range of tax matters, including corporate income tax, dividend taxation, employer contributions, indirect taxes, and international tax rules. Such amendments are often introduced with limited notice and may apply retroactively, creating uncertainty for taxpayers and complicating long-term business planning.

In particular, major tax reforms were introduced through Law No. 27,430 in 2017 and subsequent legislation, including the Social Solidarity and Productive Reactivation Law in 2019, Law No. 27,630 in 2021 and Law 27,743 in 2024. These reforms modified the applicable corporate tax rates—transitioning from a flat rate to a progressive scale —and introduced a withholding tax on dividends and other profit distributions made by Argentine companies to Argentine resident individuals and foreign beneficiaries. Moreover, inflation adjustment mechanisms, which affect the determination of taxable income, were reinstated under certain conditions, adding further complexity to the tax compliance process.

Further, the sale, exchange or disposition of shares and other securities not trading in, or listed on, capital markets and securities exchanges by resident individuals and foreign beneficiaries in general is subject to tax at a rate of 15%. Non-residents can opt to be taxed at a rate of 15% on the net gain or 13.5% on the gross amount of the transaction, at the option of the seller.

In addition to income tax, other areas of the tax system have also been modified these past years. For instance, in 2020, new taxes were introduced on the acquisition of digital services and cross-border transactions, while changes in employer contribution schemes and tax rates applicable to equity holdings have increased the effective tax burden for companies operating in Argentina. Although some of these measures have been repealed or adjusted, the tax landscape remains volatile.

In the United States, the Trump administration has indicated the intent to propose significant changes to the U.S. tax system. Many aspects of these potential proposals are unclear or undeveloped and we are unable to predict which, if any, U.S. tax reform proposals will be enacted into law, and what effects any enacted legislation might have on our tax liabilities. The likelihood of these changes being enacted or implemented is unclear. We are currently unable to predict whether such changes will occur and, if so, the ultimate impact on our business.

Furthermore, the Company is within the scope of the OECD (Organization for Economic Cooperation and Development) Pillar Two model rules (the Global Anti-base Erosion rules or GloBE). Pillar Two legislation was enacted in

Luxembourg, the jurisdiction in which the company is incorporated, and came into effect from January 2024. Under Pillar Two, the Company is liable to pay a top-up tax for the difference between its GloBE effective tax rate per jurisdiction and the 15% minimum rate. We did not recognize any such liabilities in any jurisdiction for the year ended December 31, 2024.

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

There can be no assurance that the tax incentives we currently benefit from will be maintained, renewed or that we will obtain new tax incentives on favorable terms. In the event we fail to comply with specific obligations to which we are subject in connection with the tax benefits described above, such benefits may be suspended or canceled, or we may be required to pay the taxes due in full, plus penalties, which may adversely affect us. Additionally, there can be no assurance that we will be able to renew these tax benefits when they expire, especially in light of the tax reform on consumption enacted through Constitutional Amendment 132/23, pursuant to which the ICMS will be extinguished. See “—Governments have a high degree of influence in the economies in which we operate, which could adversely affect our results of operations or financial condition.”

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

Our status as a “foreign private issuer” exempts us, and, if the Offer is consummated, our status as a “controlled company” within the meaning of the NYSE corporate governance rules will exempt us, from certain rules under the U.S. securities laws will result in less information about us being available to investors than for U.S. companies, which may result in our common shares being less attractive to investors.

The corporate governance rules of the NYSE require listed companies to have, among other things, a majority of independent directors and independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a “foreign private issuer” in the United States, we are permitted to, and we do, follow home country practice for certain requirements, and we are exempt from certain rules under the U.S. securities laws and are permitted to file less information with the SEC than U.S. companies. As long as we rely on the foreign private issuer exemption to certain of the NYSE corporate governance standards, a majority of the directors on our board of directors are not required to be independent directors, our compensation committee is not required to be composed entirely of independent directors and director nominations are not required to be made, or recommended to our full board of directors, by a nominations committee that consists entirely of independent directors. We are also exempt from certain rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors, and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our common shares. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as companies that are not “foreign private issuers” whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD promulgated by the SEC under the Exchange Act, which restricts the selective disclosure of material information. As a result, the management oversight of our Company may be more limited than if we were subject to all of the NYSE corporate governance standards, and our shareholders may not have access to information they deem important, which may result in our common shares being less attractive to investors.

In the event we no longer qualify as a foreign private issuer following the consummation of the Offer, we intend to rely on the “controlled company” exemption under the NYSE corporate governance rules. A “controlled company” under the NYSE corporate governance rules is a company of which more than 50% of the voting power is held by an individual, group or another company. Upon the consummation of the Offer, Tether will control a majority of the combined voting power of our outstanding shares, making us a “controlled company” within the meaning of the NYSE corporate governance rules. As a controlled company, we would be eligible to, and, in the event we no longer qualify as a foreign private issuer, we intend to, elect not to comply with certain requirements of the NYSE corporate governance standards. Accordingly, our shareholders will not have the same protection afforded to shareholders of companies that are subject to all of the NYSE corporate governance standards.

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

Our corporate affairs are governed by our articles of incorporation and the laws of Luxembourg, including the laws governing public joint stock companies (sociétés anonymes). The rights of our shareholders and the responsibilities of our directors and officers under Luxembourg law are different from those applicable to a corporation incorporated in the United States. In addition, Luxembourg law governing the securities of Luxembourg companies may not be as extensive as those in effect in the United States, and Luxembourg law and regulations in respect of corporate governance matters may not be as protective of minority shareholders as state corporation laws in the United States. Therefore, our shareholders may have more difficulty in protecting their interests in connection with actions taken by our directors and officers or our principal shareholders than they would as shareholders of a corporation incorporated in the United States.

Neither our articles of incorporation nor Luxembourg law provide for appraisal rights for dissenting shareholders in certain extraordinary corporate transactions that may otherwise be available to shareholders under certain U.S. state laws. As a result of these differences, our shareholders may have more difficulty protecting their interests than they would as shareholders of a U.S. issuer.

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

Our articles of incorporation and the Luxembourg law of August 10, 1915, on commercial companies as amended from time to time (loi du 10 août 1915 sur les sociétés commerciales telle que modifiée), require a general shareholders’ meeting to approve any dividend distribution, except as set forth below.

Our ability to declare dividends under Luxembourg corporate law is subject to the availability of distributable earnings or available reserves, including share premium. Moreover, we may not be able to declare and pay dividends more frequently than annually. As permitted by Luxembourg corporate law, our articles of incorporation authorize the declaration of dividends more frequently than annually by the Board of Directors in the form of interim dividends so long as the amount of such interim dividends does not exceed total net profits made since the end of the last financial year for which the annual accounts have been approved, plus any profits carried forward and sums drawn from reserves available for this purpose, less the aggregate of the prior financial year’s accumulated losses, the amounts to be set aside for the reserves required by Luxembourg law or by our articles of incorporation for the prior financial year.

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
Item 4.    Information on the Company
A.    HISTORY AND DEVELOPMENT OF THE COMPANY
General Information

Adecoagro was incorporated in the Grand Duchy of Luxembourg on June 11, 2010 as a société anonyme (a joint stock company). The Company’s legal name is “Adecoagro S.A.” On January 28, 2011, Adecoagro completed the IPO of its shares listed on the NYSE. The shares are traded under the symbol “AGRO.” In a series of transactions during 2012, we transferred shares of Adecoagro to certain limited partners of IFH in exchange for their residual interest in IFH increasing our interest in IFH to approximately 100%.

On March 27, 2015, Adecoagro commenced a series of transactions for the purpose of transferring the domicile of its subsidiary, Adecoagro LP, to Luxembourg. In connection with the Adecoagro LP re-domiciliation, Adecoagro merged IFH into Adecoagro LP (Delaware) with Adecoagro LP (Delaware) as the surviving entity and on April 1, 2015 Adecoagro GP S.à r.l., a société à responsibilité limitée organized under the laws of Luxembourg, became the general partner of Adecoagro LP on April 1, 2015. On April 2, 2015, Adecoagro completed the re-domiciliation of Adecoagro LP (Delaware) out of Delaware to Luxembourg and Adecoagro LP without dissolution or liquidation continued its corporate existence as Adecoagro LP S.C.S., a société commandite simple organized under Luxembourg law, effective April 2, 2015. For a detailed description of the Adecoagro LP redomiciliation see “—Corporate Development” below.

Adecoagro is registered with the Luxembourg Registry of Trade and Companies under number B153681. Adecoagro has its registered office at 28 Boulevard F.W. Raiffeisen, L-2411 Luxembourg. Our telephone number is (+352) 264491, and our website is www.adecoagro.com. The SEC also maintains a website at http://www.sec.gov which contains reports and other information regarding registrants that file electronically with the SEC.
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

On March 28, 2025, pursuant to the terms of the Transaction Agreement, Tether commenced the Offer to acquire up to 49,596,510 common shares of the Company at a price in cash of $12.41 per common share (representing, when added to the common shares already owned by Tether, approximately 70% of the outstanding common shares of the Company), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 28, 2025. The closing of the transaction is subject to certain closing conditions, including there being validly tendered and not validly withdrawn a number of common shares that, when added to the common shares already owned by Tether, represents at least 51% of the outstanding common shares on a fully diluted basis. The Offer is scheduled to expire at one minute after 11:59 p.m. Eastern Time on Thursday, April 24, 2025, unless Tether extends the period of time during which the Offer is open in accordance with the terms of the Transaction Agreement, in which event the Offer will expire at a later date. On March 27, 2025, our board of directors unanimously approved the Offer and recommended to shareholders of the Company to accept the Offer and tender their shares of common stock pursuant to the Offer, in each case, on the terms and subject to the conditions of the Transaction Agreement. We expect that Tether will announce the results of the Offer soon. Provided that the conditions of the Offer are satisfied, we expect the Offer to close by April 30, 2025. Nonetheless, there can be no assurance that the conditions for the Offer will be satisfied and thus no assurance that the Offer will be closed. For additional information relating to the risks associated with the Offer, see “Item 3—Key Information—D. Risk Factors—Risks Related to Our Business and Industries—If the Offer is consummated, Tether Investments, S.A. de C.V. (“Tether”) will own approximately 70% of the outstanding common shares of the Company and, as such, will have the ability to effect certain decisions requiring shareholder approval, which may be inconsistent with the interests of our other shareholders.” The recommendation of our board of directors with respect to the Offer is contained in the solicitation/recommendation statement on Schedule 14D-9 filed with the SEC on March 31, 2025, as amended (together with any exhibits and annexes thereto and as amended or supplemented from time to time, the “Schedule 14D-9”), which includes the Offer to Purchase and Letter of Transmittal related to the Offer, filed as Exhibits (a)(1)(A) and (a)(1)(B) thereto. The description of the Offer contained in this annual report on Form 20-F is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. Investors and holders of the Company’s shares are strongly advised to carefully read the Schedule 14D-9 and the documents filed therewith, as they contain important information, including the various terms of, and conditions to, the Offer. For the avoidance of doubt, the Schedule 14D-9 is not incorporated by reference in this annual report on Form 20-F.

The following chart summarizes our corporate structure as of April 2025. The Restricted Subsidiaries and Unrestricted Subsidiaries shown on the chart refer to the terms "Restricted Subsidiary" and "Unrestricted Subsidiary", respectively, as defined in our Senior Notes Indenture attached hereto as Exhibit 4.43.

Principal Capital Expenditures
Capital expenditures totaled $274.2 million, $250.2 million and $229.1 million for the years ended December 31, 2024, 2023 and 2022, respectively. Capital expenditures include both maintenance capital expenditures and expansion capital expenditures.

B.    BUSINESS OVERVIEW

Our Company
We are a leading agro-industrial company in South America, with operations in Argentina, Brazil and Uruguay. We produce a wide range of agricultural products, including crops, rice, dairy, sugar and ethanol, and are also involved in energy production and commercialization. Our sustainable business model is focused on (i) a low-cost production model that leverages growing or producing each of our agricultural products in regions where we believe we have competitive advantages, (ii) reducing the volatility of our returns through product and geographic diversification and use of advanced technology, (iii) benefiting from vertical integration in key segments of the agro-industrial chain, (iv) acquiring and transforming land to improve its productivity and realizing land appreciation through strategic dispositions, and (v) implementing sustainable production practices and technologies focused on long-term profitability.
As of December 31, 2024, we managed 585,999 hectares of which we owned a total of 210,371 hectares through 17 farms in Argentina and 7 farms in Brazil. In terms of hectares, Argentina accounts for 94% of our portfolio and Brazil accounts for 6%. In addition, we own and operate several processing and manufacturing facilities including four rice mills and one rice snack facility in Argentina, two rice mills in Uruguay, four dairy free-stall facilities and two milk processing facilities in Argentina, one peanut processing facility and one sunflower processing facility in Argentina, two grain handling and conditioning plants in Argentina, and three sugar and ethanol mills in Brazil.
We believe that we are:

•one of the largest owners of productive farmland in South America;
•a leading producer of grains and oilseeds in South America. During the 2023/2024 harvest-year, we harvested 220,425 hectares and produced 743,514 tons of grains, including soybeans, corn, wheat, peanut, sunflower and cotton, among others;
•one of the largest fully integrated producers of rough (unprocessed) rice in the world, planting 58,452 hectares and producing 357,980 tons during the 2023/2024 harvest-year. We are also a large processor and exporter of white rice (processed) in Argentina and Uruguay. Moreover, we are a leading retailer of rice products, including four popular brands—Molinos Ala, Apóstoles, 53 and Mucho Gusto;
•a leading dairy producer in South America in terms of cutting-edge technology, productivity per cow and grain conversion efficiencies, producing 199.1 million liters of raw milk during 2024, and adding value in our processing facilities. We are a leading retailer of dairy products, including three popular brands—Las Tres Niñas, Apóstoles and Angelita;
•an efficient producer and processor in Brazil, where we manage a plantation of 212,996 hectares and three sugar and ethanol mills. During 2024, we crushed 12.8 million tons of sugarcane, and produced 832,389 tons of sugar, 532,715 cubic meters of ethanol and exported 743,488 MWh of renewable electricity to the local grid; and
•one of the leading companies in South America in the acquisition and transformation of undermanaged land to more productive uses, generating higher cash yields. Over the last 18 fiscal years, in aggregate, we have sold over 110,000 hectares, generating capital gains of more than US$260 million. The results of these transactions are disclosed within the Crops or Rice segment, depending on the utilization of the farm.

We are engaged in two main businesses: our Farming business which is based in Argentina and Uruguay, and includes our Crops, Rice and Dairy operations; and our Sugar, Ethanol and Energy business based in Brazil.

Farming Business

As of December 31, 2024 we owned 197,417 hectares of farmland in Argentina. During the 2023/2024 harvest-year, we held leases or entered into agriculture partnerships for an additional 153,044 hectares of arable land. We own the facilities and have the resources to store and condition 100% of our crop and rice production. In addition, within our land portfolio there is a portion destined to cattle grazing activities in the Argentine provinces of Corrientes, Santa Fe, Formosa and Santiago del Estero. In 2024, we entered into new lease agreements with third-party cattle farmers for a total area of 15,789 hectares.
Our Farming business is subdivided into three main businesses:
•Crops: We produce a wide range of agricultural commodities, including soybean, corn, wheat, peanut, sunflower and cotton, among others. In Argentina, our farming activities are primarily conducted in the Argentine Humid Pampas region, where agro-ecological conditions are optimal for low-cost production, as well as in the northern region of the country and in the center-west region of Uruguay. We own two grain handling and conditioning facilities, in addition to one processing facility for peanuts and one for sunflower, where we process our production as well as third-party production, and turn them into higher value-added products which are later exported. Furthermore, we produce over 300,000 tons of forage which is used to feed our cow herd.
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
•Dairy: Through the production of raw milk, we are able to transform forage and grains into value-added animal protein. We operate four free-stall dairies in Argentina with an occupancy of 14,389 cows as of December 31, 2024, which allow us to optimize our use of resources (land, dairy feeding cattle and capital), increase our productivity and maximize the conversion of forage and grain into raw milk. We also own two milk processing facilities where we produce ultra-high temperature (“UHT”) milk, powdered milk, semi-hard cheese, cream and chocolate milk, among other products, with the flexibility to sell to both the domestic and export market based on relative profitability. Moreover, we constructed two biodigesters with a total installed capacity of 3.4 MW that generate and deliver electricity to the local power grid by burning biogas extracted from effluents produced by our dairy cattle.

Sugar, Ethanol and Energy Business
We cultivate and harvest sugarcane, which is then processed in our own mills to produce sugar, ethanol and energy. As of December 31, 2024, we had 212,996 hectares of sugarcane plantations in the Brazilian states of Mato Grosso do Sul and Minas Gerais, of which 12,951 hectares were planted on our own land and 200,045 hectares were planted on land leased by us under long-term agreements. We use different techniques to maximize sugarcane production. For example, we use meiosis to renew and expand harvestable areas by planting only a few rows of sugarcane, along with other products in the rest of the field. We harvest the sugarcane within six to nine months and use that production to plant sugarcane in the area where other products have been already harvested. By doing so, we maximize sugarcane plantation efficiency.
Further, we own and operate three sugar and ethanol mills—UMA, Angélica and Ivinhema—with a total crushing capacity of 14.2 million tons of sugarcane per year as of December 31, 2024 (assuming an average of 5,569 milling hours). Our mills produce both sugar and ethanol, and accordingly, we have some flexibility to adjust our production (within certain capacity limits that generally vary between 40% and 80%) between sugar and ethanol, to take advantage of more favorable market demand and prices at given points in time. By using a by-product of the milling process which is the bagasse (the fiber of the sugarcane), we cogenerate renewable electricity which is used to power our mills, and we then sell the balance to the local grid via long-term contracts and spot transactions.

Our Competitive Strengths

•Unique and strategic asset base. We own strategically located farmland and industrial facilities throughout Argentina, Brazil and Uruguay. By continuously improving our operations and practices, we increase productivity and operating efficiencies while reducing operating and logistics costs. We are vertically integrated where economics and returns are attractive, where the efficiency of our primary operation is significantly enhanced, or where lack of a competitive market results in the absence of a transparent price determination mechanism. Our diversified asset base creates valuable synergies and economies of scale, including (i) the ability to transfer the technologies and best practices that we have developed across our business lines, (ii) the ability to apply value-adding land transformation strategies to farmland in connection with our farming and sugarcane operations, and (iii) a greater ability to negotiate more favorable terms with our suppliers and customers. Owning a portion of the land where we operate is a key element of our business model.

•Low-cost production leveraging agro-ecological competitive advantages. Each of the commodity products we grow is produced in regions where agro-ecological conditions provide competitive advantages and which, through the implementation of our efficient and sustainable production model, help us to become one of the lowest cost producers.

▪Our crops production is mostly based in the Argentine Humid Pampas region, where soil fertility, regular rainfalls, temperate climate, the availability of land and the relative proximity to ports contribute to the reduced use of fertilizers and agrochemicals, high productivity and stable yields and efficient logistics.
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
▪We produce sugarcane in the states of Mato Grosso do Sul and Minas Gerais in Brazil, where the combination of soil and climate derive in high sugarcane productivity and quality, resulting in one of the lowest production costs in the world.

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

▪In our Crops segment, we use regenerative agriculture techniques such as “no-till” technology, crop rotation, second harvests, integrated pest management, balanced fertilization, water management and mechanization. Additionally, we use the silo bag storage method, which we believe allows us to expand our crop storage capacity at a low cost, generating important logistic and freight savings.

•In our Rice segment, we have in place a Seed Unit where we develop our own seed genetics, specifically tailored based on our own and third party’s requirements.

▪In our Dairy segment, we believe that we were the first company in South America to implement the “free-stall” production system, resulting in more efficient conversion of feed to raw milk and higher production rates per cow compared to our peers in the region.

▪In our Sugar, Ethanol and Energy segment, our sugarcane cluster, composed of the Ivinhema and Angélica mills: (i) has a highly mechanized planting and harvesting operation, which has increased our sugarcane production, reduced our operating costs and contributed to environmental sustainability by eliminating the need to burn the sugarcane before harvest; (ii) has the capacity to use all the bagasse (the fiber portion of sugarcane that remains after the extraction of sugarcane juice), with almost no incremental cost, to cogenerate clean and renewable energy; (iii) can process 54,480 tons of sugarcane per day; and (iv) can recycle by-products such as filter cake and vinasse, by using them as fertilizers in our sugarcane fields and/or in the production of biomethane, as well as recycling water and other effluents, generating important savings in input costs and protecting the environment.

•Unique diversification model to mitigate cash flow volatility. We pursue a unique, multi-tier diversification strategy to reduce our exposure to production and market fluctuations that may impact our cash flow and operating results. We seek geographic diversification by spreading our portfolio of farmland and agro-industrial assets across different regions of Argentina, Brazil and Uruguay, thereby lowering our risk exposure to weather-related losses and contributing to stable cash flows. Additionally, we produce a variety of products, which lowers our risk exposure to potentially depressed market conditions of any specific product. Moreover, through vertical integration in the Rice, Dairy and Sugar, Ethanol and Energy businesses, we process and transform a portion of our agricultural commodities into branded retail products, reducing our commodity price risk and our reliance on the standard market distribution channels for unprocessed products.

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

•Experienced management team and knowledgeable employees. Our team is our most important asset. We have an experienced senior management team with an average of more than 20 years of experience working in our sector and a solid track record of implementing and executing large-scale growth projects, such as land transformations, greenfield developments of industrial plants, and integrating acquisitions within our organization. Recruiting technically qualified employees at each of our farms and operating sites is a main focus of our senior management and a key to our success.

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

•Consolidate our sugar and ethanol cluster in Mato Grosso do Sul. Our main strategy for our Sugar, Ethanol and Energy business is to consolidate our cluster in the state of Mato Grosso do Sul, Brazil, by ramping up production at our Ivinhema and Angelica mills, which have a nominal capacity of 13 million tons per year. The consolidation of the cluster has generated important synergies, operating efficiencies and economies of scale such as (i) a reduction in the average distance from sugarcane fields to mills, generating important savings in sugarcane transportation expenses; (ii) a single centralized management team, reducing total administration cost per ton of sugarcane milled; and (iii) a large sugarcane plantation supplying two mills, which permits non-stop harvesting. Our sugarcane cluster in Mato Grosso do Sul has allowed us to become what we believe is one of the most efficient and low cost producers of sugar, ethanol and energy in Brazil. Additionally, we plan to continue to closely monitor the Brazilian sugar and ethanol industries and may pursue selective acquisitions that provide opportunities to increase our economies of scale, operating synergies and profitability.
•Further increase our operating efficiencies while maintaining a diversified portfolio. We intend to continue to focus on improving the efficiency of our operations and maintaining a low-cost structure to increase our profitability and protect our cash flows from commodity price cycle risk. We seek to maintain our low-cost platform by (i) making additional investments in advanced technologies, including those related to agricultural, industrial and logistical processes and information technology, (ii) improving our economies of scale through organic growth, strategic acquisitions, and more efficient production methods, and (iii) fully utilizing our resources to increase our production margins. In addition, we intend to mitigate commodity price cycle risk and minimize our exposure to weather related losses by (a) maintaining a diversified product mix and vertically integrating production of certain commodities and (b) geographically diversifying the locations of our farms.

• Continue to implement our land transformation strategy. We plan to continue to enhance the value of our owned farmland and future land acquisitions by making them suitable for more profitable agricultural activities, thereby seeking to maximize the return on our invested capital in our land assets. In addition, we expect to continue rotating our land portfolio through strategic dispositions of certain properties in order to realize and monetize the transformation and appreciation value created by our land transformation activities. We also plan to leverage our knowledge and experience in land asset management to identify superior buying and selling opportunities.

Operations and Principal Activities

Farming Business
Our Farming business is divided into three main reportable operating segments: Crops, Rice and Dairy.
Crops Business
Our agricultural production is mainly based on planting, growing and harvesting crops. During the 2023/2024 harvest-year, we planted and harvested crops and forage on approximately 234,788 hectares, including our owned land, leased land and second harvest areas. In mid-2024, we began planting crops pertaining to the 2024/2025 harvest-year, which was concluded in the first quarter of 2025, with a total planted area of 252,380 hectares (including forage). Our main products include soybean, corn, wheat, peanut, sunflower and cotton.
Our crop production process is directly linked to the geo-climatic conditions of our farms and our crop cycles, which define the periods for planting and harvesting our various products. Our crop diversification and the location of our farms in various regions of Argentina and Uruguay enable us to implement an efficient planting and harvesting system throughout the year, which includes second harvests in many cases. Our production process begins with the planting of each crop. After harvesting, crops may go through a processing phase where the grains or seeds are cleaned and dried to reach the required market standards.
The following table sets forth, for the harvest-years indicated, the planted areas for our main products:

	Harvest Year
	2023/2024	2022/2023	2021/2022
Planted Area	(in hectares)
Soybean (1)	88,681	81,770	71,074
Corn (2)	59,591	41,411	57,536
Wheat (3)	28,142	35,789	46,509
Sunflower	10,832	18,131	23,092
Cotton	5,199	10,075	7,427
Peanut	24,282	19,813	22,102
Forage (4)	14,363	13,650	10,206
Others (5)	3,698	2,658	3,246
Total	234,788	223,296	241,192
________________________________________________________________________________________________
(1) Includes soybean first crop and second crop planted area.
(2) Includes corn first crop and second crop planted area as well as sorghum.
(3) Includes barley crop.
(4) Forage includes corn silage, wheat silage and sorghum used for feeding cattle in our dairy operation.
(5) Includes beans, chia and sesame.
The following table sets forth, for the harvest-years indicated, the production volumes for our main products:

	Harvest Year
	2024/2025	2023/2024	2022/2023	2021/2022
Production(1)	(in tons)
Soybeans (2) (3)	—	234,064	123,827	177,963
Corn (2)	45,208	310,497	192,615	342,621
Wheat	118,717	88,207	83,290	137,953
Sunflower (2)	13,259	18,500	32,565	39,054
Cotton lint (2)	—	2,207	6,224	4,262
Peanut (2)	—	87,586	39,306	62,433
Others (2)	—	2,452	6,029	5,238
Total (2)	177,184	743,514	483,855	769,524
________________________________________________________________________________________________
(1) Crop production does not include 320,839 tons, 288,137 tons and 314,000 tons of forage produced in the 2023/2024, 2022/2023 and 2021/2022 harvest-years, respectively.
(2) As of the date of this annual report, the harvest of soybean, corn, peanut, sunflower and cotton pertaining to the 2024/2025 harvest-year is ongoing. The only crop that has been fully harvested is wheat.
(3) Does not include the soybean planted in Brazil in 2024/2025, 2023/2024, 2022/2023 and 2021/2022 as cover crop during the implementation of the agricultural technique known as meiosis. Revenues corresponding to the sale of this product are booked in the Sugar, Ethanol and Energy segment.

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

Our soybean crop is sold to local companies and is ultimately exported or diverted to the crushing industry. As of May 4, 2024, approximately 55% of the soybean crop was hedged pre-harvest, by forward sales and sales in the futures markets. Harvest and post-harvest sales are a function of the export market versus local premiums paid by crushers (oil, meal and biodiesel) and logistics considerations. Our eleven largest customers accounted for approximately 80% of our soybean sales for the year ended December 31, 2024.
Soybeans comprised 4.5%, 3.9% and 5.4% of our total consolidated sales in 2024, 2023 and 2022, respectively.

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
Our corn production is mainly destined to the export market. Our ten largest customers comprised approximately 74% of our corn sales for the year ended December 31, 2024.
Corn comprised 3.5%, 2.7% and 5.4% of our total consolidated sales in 2024, 2023 and 2022, respectively.

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
Our wheat production is mainly destined to the export market, but may also be sold locally to mills that produce flour for the food industry. Quality segregation allows us to negotiate premiums with the millers and the export market. Brazil is the main importer of Argentine wheat. Our seven largest customers comprised approximately 81% of our wheat sales for the year ended December 31, 2024.
Wheat comprised 1.5%, 1.2% and 1.8% of our total consolidated sales in 2024, 2023 and 2022, respectively.
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
Our sunflower production from Argentina is sold to local companies. Our three largest customers comprised 79% of our sunflower sales for the year ended December 31, 2024.
Sunflower comprised 0.7%, 1.5% and 1.9% of our total consolidated sales in 2024, 2023 and 2022, respectively.

Peanut
Peanut is a summer legume that has its harvesting process divided in two stages: (1) digging, which implies loosening the plant, cutting the taproot and inverting the plant; and (2) combining, which means separating the pods from the vines. Planting activities begin in October and approximately 150 days after planting, digging activities take place. In Argentina, all peanuts grown are highly oleic. Córdoba province is Argentina’s largest peanut production area due to its optimal agro-climatic conditions, which have led many processing industries to install there, including ours.
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
Approximately 95% of our peanut production is exported. Our ten largest customers comprised approximately 67% of our peanut sales for the year ended December 31, 2024, while the European Union was the destination for approximately 90% of the sales.
Peanut comprised 3.9%, 5.2% and 4.7% of our total consolidated sales in 2024, 2023 and 2022, respectively.
Cotton
We typically make pre-harvest sales of cotton fiber produced in Argentina into the export market. Sales for the textile industry are based on domestic demand and premiums. Our five largest customers comprised approximately 70% of our cotton sales for the year ended December 31, 2024. Cotton seed is sold in the domestic market to meet feed demand.
Cotton comprised 0.2%, 0.9% and 0.5% of our total consolidated sales in 2024, 2023 and 2022, respectively.
Forages
We are engaged in the production of forage in Argentina, including corn silage, wheat silage and sorghum silage. We use forage as cow feed in our dairy operation. During the 2023/2024 harvest-year, we planted 14,363 hectares of forage and produced 320,839 tons of forage.
Grain Prices
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

The following tables below set forth, for the years indicated, the sales breakdown and the associated hyperinflation adjustment of our main Crops products:

	Year Ended December 31,
	2024	2023	2022
Sales	(In thousands of US$)
Soybeans (1)	68,791	51,096	72,323
Corn (2)	53,556	35,464	72,427
Wheat (3)	23,305	15,968	23,603
Sunflower	10,203	19,812	25,076
Peanut	59,602	67,072	63,087
Other crops (4)	20,671	27,500	23,813
Adjustments (5)	13,068	(50,659)	(2,578)
Total	249,196	166,253	277,751
________________________________________________________________________________________________

(1) Does not include revenue corresponding to the sale of soybean planted in Brazil in 2023/2024, 2022/2023 and 2021/2022 as cover crop during the implementation of the agricultural technique known as meiosis. Revenues corresponding to the sale of this product are booked in the Sugar, Ethanol and Energy segment.
(2) Includes sorghum.
(3) Includes barley.
(4) Includes cotton, other crops and farming services. Includes sale of certifications related to RTRS soybean (Round Table on Responsible Soy Association) and sales related to our cattle activities.
(5) Refers to the accumulated adjustment of hyperinflation in the accounting translation for our Crops segment sales.

Hyperinflation Adjustments	Year Ended December 31,
	2024	2023	2022
Sales	(In thousands of US$)
Soybeans	10,654	(8,486)	9,434
Corn	2,569	(12,974)	(1,239)
Wheat	(363)	(7,984)	(3,688)
Sunflower	566	(4,416)	(243)
Peanut	(292)	(3,426)	(46)
Other crops	(66)	(13,373)	(6,796)
Total	13,068	(50,659)	(2,578)

Crops Storage and Conditioning
Our storage and conditioning facilities allow us to condition, store and deliver our products with no third-party involvement. All our crop storage facilities are located close to our farms, allowing us to (i) reduce storage and conditioning costs; (ii) reduce freight costs since we only commence moving the product once the final destination is determined, whether locally or to a port; (iii) capitalize on fluctuations in the prices of commodities; and (iv) improve commercial performance by mixing grains to avoid discounts due to substandard quality.
We own two conditioning and storage facilities for grains and oilseeds, with a total built storage capacity of 37,000 tons. One of our facilities has a capacity of 12,500 tons and is located in the province of Santa Fe, Argentina, in the town of Christophersen. It has a railway loading terminal, providing logistical flexibility and savings. Our other facility has a capacity of 24,500 tons and is located in Buenos Aires province close to Bahía Blanca’s deep water port.
We also use silo bags to increase our storage capacity at a low cost. Silo bags are an efficient low-cost method for grain storage. As crops are harvested, they are placed inside large polyethylene bags that can be left in the fields for approximately 12 months without damaging the grain. Each silo bag can hold up to 180 to 200 tons of product, depending on the type of grain.
Some grains such as soybeans and wheat can be used for seed during the next planting season. We produce almost 78.5% of the seed used for planting these crops in our fields. The seed is stored in silo bags and/or grain facilities, where it can be processed, classified, and prepared for planting during next crop season. A deep survey and monitoring process is carried out in order to evaluate, control and deliver high quality seed to our farms. The rest of our seed requirements are purchased from seed suppliers in order to incorporate new enhanced varieties into our planting plan.

In addition, our peanut processing facility has the capacity to store 10,000 tons of finished product (and 67,000 of in-shell product), while our sunflower processing facility has the capacity to store 13,200 tons of sunflower, out of which 10 thousand tons are stored in leased silo bags. By the end of September 2024, we experienced a fire event in one of our peanut storage cells. This event was fully covered under our insurance policy, and we are undergoing the respective work to repair the damaged storage cell. We consider that such event did not materially affect our business as a whole.
The table below sets forth our drying and storage capacity as of December 31, 2024:

Drying & Storage Capacity	Nominal
Total Drying Capacity (tons/day)(1)	9,925
Total Storage Capacity (tons)(2)	60,200
 (1) Includes the drying capacity corresponding to our two grain conditioning and storage facilities, our peanut processing facility and our sunflower processing facility.
(2) Includes 37,000 tons corresponding to our two conditioning and storage facilities, 10,000 tons to our peanut facility and 13,200 tons to our sunflower facility.
The tables below set forth our processing capacity in our peanut and sunflower facilities as of December 31, 2024:

Sunflower Processing Facility	Nominal
Confectionary Sunflower (tons/year)	20,000
Bakery Sunflower (tons/year)	20,000

Peanut Processing Facility	Nominal
Shelling (tons/year)	80,000
Blanching (tons/year)	36,000

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
We conduct our vertically integrated rice operations in the northeast of Argentina and in the southeast of Uruguay, which are one of the most efficient locations in the world for producing rice at a low cost. This is a result of optimal natural agronomic conditions, including plentiful sunlight, abundant availability of water for low cost irrigation and large quantities of land. The use of public water for artificial irrigation is governed by provincial regulations and is subject to the granting of governmental permits. On the other hand, the production of rice in Uruguay is based on sourcing from third-party producers, with whom industry participants have long-term relationships and who many times finance their activities. The price paid for paddy rice is annually set forth by agreements between farmers and industry participants. Those agreements establish fixed margins for the industry and take into account average export prices. Given that sales price plays a key role in determining the cost of paddy rice, participants agree on offering similar prices and achieve synergies in sharing freight costs.
Rice Seed Production
We own a rice seed facility in Argentina, we are involved in the genetic development of new rice varieties adapted to local conditions to increase rice productivity and quality, to improve both farm production as well as the manufacturing process. In connection with these efforts, we have entered into agreements with selected research and development institutions such as the National Institute of Agricultural Technology (Instituto Nacional de Tecnología Agropecuaria, or “INTA”) in Argentina, the Instituto Riograndense do Arroz or “IRGA” in Brazil, the Híbridos de Arroz para América Latina or “HIAA” in Colombia, the Latin American Fund for Irrigated Rice (Fondo Latinoamericano para Arroz de Riego, or “FLAR”) in Colombia, the Santa Catarina State Agricultural Research and Rural Extension Agency (Empresa de pesquisa Agropecuária e Extensão Rural de Santa Catarina, or “EPAGRI”) in Brazil, Badische Anilin- und Soda-Fabrik (“BASF”) in Germany,

Louisiana State University or “LSU” in United States, Bioherius in Argentina, Transactiva in Italy and the Universidad Nacional del Nordeste or “UNNE” in Argentina. Our own technical team is continuously testing and developing new rice varieties. Our first rice seed variety, Ita Caabo 105, was released to the market in 2008. In 2011, we released our second variety Ita Caabo 110, and at the beginning of 2014 we released our third variety, Ita Caabo 107. Furthermore, we released two new varieties, Ita Caabo 111 FL and Ita Caabo 109 in 2021 and 2022, respectively. We are currently experimenting with a wide range of varieties to continue improving our productivity in addition to the development of a hybrid line. These seeds are both used at our farms and sold to rice farmers in Argentina, Brazil, Uruguay and Paraguay. We are also developing, alongside BASF, a herbicide-tolerant rice variety to assist in the control of harmful weeds.
Rice Planting/Harvesting Activities
Rice production cycle lasts approximately five to six months, from September to April of the following year. Rice planting occurs from September until November, followed by treatment of the rice, which lasts approximately three months, until January. Our harvest begins in February and lasts until April.
The following table sets forth, for the harvest-years indicated, the total number of rice-planted hectares we owned and leased, as well as the overall rough rice we produced:

	Harvest Year
Rice Product Area and Production	2024/2025	2023/2024	2022/2023	2021/2022
Owned planted area (hectares)	40,964	40,561	39,817	43,013
Leased planted area (hectares)	23,513	17,892	15,831	17,844
Total rice planted (hectares)	64,477	58,452	55,648	60,857
Rough rice production (tons) (1)	482,030	357,980	354,128	416,735
(1) As of the date of this annual report, the harvest of rice pertaining to the 2024/2025 harvest-year is ongoing. Rough rice expressed in long grain rice equivalent.
We grow rice in four farms owned by us, which are located in Argentina, whereas the rest is through leased farms located in Argentina and in Uruguay. In the ongoing 2024/2025 harvest-year, we have planted approximately 64,477 hectares of rice, which have not been fully harvested as of the date of this annual report. In the 2023/2024 harvest-year, we planted approximately 58,452 hectares and produced 357,980 tons of rice.

Rice Production Process
We process our rice production, as well as from third-parties, in our four rice mills in Argentina and two rice mills in Uruguay. At the mill, we clean the rice to remove all impurities. We then put it through a dryer to remove excess moisture from the grains. Proper drying results in increased storage life, prevents deterioration in quality and leads to optimum milling. Once dried, the rice grain, now known as rough rice or paddy rice, is ready for storage. We store rice in elevators or in silo bags until milling. During the milling process, the rough rice goes through a dehusking machine that removes the husk from the kernel. The rice that is obtained after this process is known as brown rice and is ready for human consumption. Brown rice becomes white rice after it is polished to remove the excess bran.

The main objective of the milling process is to remove the husk and the bran, preserving the quality of the whole grain. Although the process is highly automated and uses advanced technology, some rice grains are broken in the process. The percentage of broken rice depends on a number of factors such as the crop development cycle at the farm, the variety of the grain, the handling and the industrial process. Average processing of rough rice results in 58.5% white rice, 13.0% broken rice, 20.0% rice husk and 8.5% bran rice, which is sold for use as cattle feed or floor bedding in the poultry business. The following table sets forth, for the years indicated, the total volume of rice processed (both from own and third party production):

	Year Ended December 31,
	2024	2023	2022
Processed Rice Production	(in tons)
Rough rice processed — own	327,529	290,454	387,129
Rough rice processed — third party	100,400	100,626	114,447
Total rough rice processed	427,929	391,080	501,576

Our industrial assets account for 244,500 tons of total storage capacity. Moreover, we have three additional conditioning facilities for rice handling, with a total storage capacity of 60,000 tons. The following table sets forth the drying, processing and storage capacity of our Rice segment as of December 31, 2024:

Drying, Processing & Storage Capacity	Nominal
Total Drying Capacity (tons/year)	699,000
Total Processing Capacity (tons/year)(1)	494,760
Total Storage Capacity (tons)	304,500
(1) Expressed in white rice equivalent.

Rice Sales
Rough rice is available for sale commencing after the harvest of each year. White rice availability is based on our milling capacity. 78% of our total rice production is sold into the export market, with the remainder sold in Argentina in the retail market. Within exports, we sold approximately 36% to Europe, 18% to Brazil, 13% to Turkey, 7% to Puerto Rico, among other destinations. We sell approximately 22% of our rice in the Argentine retail market through four brands, which collectively have a 20.2% market share. Local rice prices are driven by regional supply demand and other world export prices. Our ten largest customers for rice in the retail market accounted for approximately 61% of our domestic rice sales in Argentina for the year ended December 31, 2024.

Rice comprised 17%, 18% and 15% of our total consolidated sales in 2024, 2023 and 2022, respectively. The table below sets forth our sales of processed rice for the years indicated:

	Year Ended December 31,
	2024	2023	2022
Processed Rice Sales	(in thousands of $)
Total Sales	260,440	230,192	204,201
Dairy Business
We conduct our dairy business in our farms located in the Argentine Humid Pampas region. This region is one of the best places in the world for producing raw milk at a low cost, due to the availability of grains and forages produced efficiently and at low cost, and due to the favorable weather for cow comfort and productivity.
Our dairy operation consists of four free-stall dairy facilities, operating at full capacity, with an occupancy of 14,389 dairy cows as of December 31, 2024, and delivering high productivity levels above 37.6 liters of milk/cow/day. We believe our free-stall dairy facilities are a unique opportunity to leverage Argentina’s competitive advantages in transforming vegetable protein into milk protein, our operational expertise, and the positive outlook for global and local milk prices.
In addition, we own two facilities where we process our raw milk, as well as third parties’ milk, and we sell our products to the domestic and export markets.
The following table sets forth, for the periods indicated below, the total number of our dairy cows, average daily milk production per cow and our total milk production at the farm level:

	Year Ended December 31,
Dairy Herd & Production	2024	2023	2022
Total dairy cows (head) (1)	14,389	14,451	14,461
Average dairy cows (2)	14,478	14,509	14,415
Average daily production (liters per cow) (2)	37.6	37.7	35.3
Total production (thousands of liters)	199,096	199,913	185,583
 (1) As of December 31st.
(2) Annual average.

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

Dairy Processing
We own two milk processing facilities acquired from SanCor Cooperativas Unidas Limitadas in February 2019, in addition to the Las Tres Niñas and Angelita trademarks, both of which are well-known in Argentina. Our milk facilities produce UHT milk and cream, powdered milk, and semi-hard cheese, among others; have a total installed volume capacity of 2.4 million liters per day and an installed processing capacity of over 1.7 million liters of raw milk per day. To account for the difference between total installed capacity and actual utilization, we must account for the efficiency rate of our machines, maintenance works, number of working days and number of personnel shifts, among other variables. In 2024, we processed 354.5 million liters of raw milk in aggregate.
Our Chivilcoy industrial facility is located in the city of Chivilcoy, in the province of Buenos Aires, and is primarily focused on fluid milk production for the domestic market. It has an installed processing capacity of 700 thousand liters per day and an installed milk reception capacity of 1.2 million liters per day. The facility has an installed processing capacity of 600 thousand liters of UHT milk and 100 thousand liters of cream, cocoa flavored milk and yogurt-based dairy product. In 2024, we processed 159.2 million liters of raw milk at the Chivilcoy facility. Furthermore, we invested throughout the year in the construction of a new warehouse for our finished products to improve our sales flexibility and storage capacity as we expand our product portfolio and our presence in the retail market.
Our Morteros industrial facility is located in the city of Morteros, in the province of Córdoba, and produces powdered milk and semi-hard cheese primarily for the export market. Morteros plant has an installed processing capacity of 950 thousand liters per day (650 thousand liters for powdered milk and 300 thousand liters for cheese), and it has an installed milk reception capacity of 1.2 million liters per day. In 2024, we processed 195.3 million liters of raw milk at the Morteros facility. The following table sets forth, for the years indicated, the total volume of raw milk processed at each of our facilities:

	Year Ended December 31
Dairy Processed Volumes	2024	2023	2022
	Thousand liters of raw milk
Chivilcoy	159,224	147,472	128,328
Morteros	195,233	204,282	231,107
Total Milk Processed	354,457	351,754	359,435
The tables below set forth our processing capacity in dairy facilities as of December 31, 2024:

Chivilcoy Facility	Nominal
Reception Capacity (thousand liters/day)	1,200
Processing Capacity (thousand liters/day)	700
Storage Capacity (thousand liters)(1)	7,290

Morteros Facility	Nominal
Reception Capacity (thousand liters/day)	1,200
Processing Capacity (thousand liters/day)	950
Storage Capacity (thousand liters) (1)	27,300
(1) Morteros facility accounts for 27.3 million liters of fluid milk (equivalent to 2,500 tons of powdered milk and 650 tons of cheese), while Chivilcoy accounts for 7.3 million liters of fluid milk.

Dairy Sales
In 2024, 90% of our raw milk production was destined to our processing facilities, while the majority of the balance was sold to two dairy producers. We negotiate the price of raw milk on a monthly basis in accordance with domestic supply and demand. The price of the milk we sell is mainly based on the percentage of fat and protein that it contains and the temperature at which it is cooled. The price of milk also rises or falls based on the content of bacteria and somatic cells. We are one of the top 10 dairy processors in Argentina, considering our free-stall production of almost 550,000 liters per day and the raw milk we source from 145 farmers (140 in Morteros and 5 in Chivilcoy).
As of December 31, 2024, 24% of our Dairy sales are destined to the export market, with the reminder being sold in Argentina. Within exports, our main destinations include Brazil (43% of export sales), Algeria (28%) and Chile (13%), among others. Our sales in the Argentine retail market accounted for 47% of the segment’s sales in 2024, which are done through our three trademarks and private labels, which collectively have a 20% market share. Our ten largest costumers for the retail market accounted for approximately 75% of the retail sales. The balance of our Dairy sales (29%) include the raw milk produced in our free stalls and sold to other dairy producers, the sale of the electricity produced by our biodigesters, as well as tolling services provided to third-parties.

Dairy comprised 20%, 14% and 17% of our total consolidated sales in 2024, 2023 and 2022, respectively. The table below sets forth our total diary sales for the years indicated:

	Year Ended December 31
Dairy Sales	2024	2023	2022
	(In thousands of $)
Sales	301,317	180,119	235,012

Sugar, Ethanol and Energy Business
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

Low Carbon Emissions: Compared to gasoline, sugarcane ethanol reduces greenhouse gases by more than 61.0%, which is the greatest reduction of any other liquid biofuel produced today in large quantities. Ethanol made from sugarcane is deemed an advanced biofuel by the United States Environmental Protection Agency (EPA).

Synergies: The main raw material used in the production of electricity in sugar mills is bagasse, which is a by-product of the sugarcane milling process, allowing for a renewable source of co-generated electricity.
As of December 31, 2024, our sugarcane plantations consisted of 212,996 hectares of sugarcane planted in Minas Gerais and Mato Grosso do Sul in Brazil. Approximately 95% of our sugarcane is planted over land leased through agricultural partnerships. Under these agreements, our partners lease land to us for periods of between one and two sugarcane cycles, equivalent to periods of seven to fourteen years, on which we cultivate the sugarcane. Lease payments are based on the market value of the sugarcane set forth by the regulations of the State of São Paulo Sugarcane, Sugar and Alcohol Growers Council (Conselho dos Produtores de Cana-de-Açúcar, Açúcar e Álcool do Estado de São Paulo) or “Consecana”. We planted and harvested approximately 91% of the total sugarcane we milled during 2024, with the remaining 9% purchased directly from third parties at prices also determined by the Consecana system, based on the sucrose content of the cane and the prices of sugar and ethanol. The following table sets forth a breakdown during the time periods indicated of the amount of sugarcane we milled that was grown on our owned and leased land or purchased from third parties:

	Year Ended December 31,
	2024	2023	2022
	(In tons)
Grown on our owned and leased land	11,668,117	11,685,815	10,117,148
Purchased from third parties	1,094,480	811,608	367,740
Total	12,762,597	12,497,423	10,484,888

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
We believe we own one of the most mechanized harvesting operations in Brazil. Our sugarcane harvesting process is currently 100% mechanized. Mechanized harvesting does not require burning prior to harvesting, significantly reducing environmental impact when compared to manual harvesting. In addition, the leaves that remain on the fields after the sugarcane has been harvested mechanically create a protective cover for the soil, reducing evaporation and protecting it from sunlight and erosion. This protective cover of leaves decomposes into organic material over time, which increases the fertility of the soil. Mechanized harvesting is more time efficient and has lower costs when compared to manual harvesting. Sugarcane is ready for harvesting when the crop’s sucrose content is at its highest level. Sucrose content and sugarcane yield (tons of cane per hectare) are important measures of productivity for our harvesting operations. Geographical factors, such as soil quality, topography and climate, as well as agricultural techniques that we implement, affect our productivity. Since most sugar mills produce both sugar and ethanol in variable mixes, the industry has adopted a conversion index for measuring sugar and ethanol production capacity, the TRS index, which measures the amount of kilograms of sugar per ton of sugarcane.
During the 2024 harvest, our mills harvested sugarcane with an average TRS content of 132 kg/ton and an average yield of 70 tons of sugarcane per hectare, compared to 132 kg/ton and 80 tons per hectare in 2023, respectively.
Once sugarcane is harvested, it is transported to our mills for inspection and weighing. We utilize our own trucks and trailers for transportation purposes. The average transportation distance from the sugarcane fields to the mills is approximately 30 kilometers at the UMA mill and 33 kilometers at the Angélica and Ivinhema mills.
Our Sugar Mills
We currently own three sugar mills in Brazil—UMA, Angélica and Ivinhema. Our mills produce sugar, ethanol and energy, and have the flexibility to adjust the production mix between sugar and ethanol, to take advantage of more favorable market demand and prices at given points in time. As of December 31, 2024, our mills had a total installed crushing capacity of 14.2 million tons of sugarcane, of which 13.0 million tons correspond to our sugarcane cluster in Mato Grosso do Sul (Angélica and Ivinhema). As of December 31, 2024, we concluded the 2024 harvest crushing an aggregate volume of 12.8 million tons of sugarcane.
The UMA mill is located in the state of Minas Gerais, Brazil, and has a sugarcane crushing capacity of 1.2 million tons per year (assuming an average of 4,800 milling hours). As of December 31, 2024, UMA has capacity to produce up to 99,622 tons of sugar, 63,396 cubic meters of ethanol and 74,880 MWh of energy exports. It has an associated sugar brand, Açúcar Monte Alegre, with a strong presence in the regional retail market. We plant and harvest 96.0% of the sugarcane milled at UMA, with the remaining 4.0% acquired from third parties.
Angélica and Ivinhema are two modern mills, which were built in the state of Mato Grosso do Sul, Brazil, located 45 kilometers apart, and form a cluster surrounded by one large sugarcane plantation. Angélica is an advanced mill, completed in 2010, with a current sugarcane crushing capacity of 5.6 million tons per year (assuming an average of 5,333 milling hours). As of December 31, 2024, it has capacity to produce up to 422,724 tons of sugar, 422,724 cubic meters of ethanol and 504,000 MWh of energy exports. It is equipped with two modern high pressure boilers and three turbo-generators with the capacity to generate approximately 110 MW of electricity through the use of sugarcane bagasse. The energy produced through this process is used to power the mill with an excess of 70 MW available for sale to the power grid. Ivinhema mill has a current sugarcane crushing capacity of 7.4 million tons per year (assuming an average of 5,920 milling hours). It is equipped with state-of-the-art technology including full cogeneration capacity, flexibility to produce sugar and ethanol and fully mechanized agricultural operations. It has capacity to produce up to 402,421 tons of sugar, 402,421 cubic meters of ethanol and 612,000 MWh of energy exports. In terms of energy produced, it is used to power the mill with an excess of 85 MW available for sale to the power grid.
The following table sets forth a breakdown of our production volumes by product for the years indicated in our Sugar, Ethanol and Energy business:

	Year Ended December 31,
	2024	2023	2022
Sugar (tons) (1)	832,389	805,608	481,919
Ethanol (cubic meters)	532,715	522,508	540,231
Energy (MWh exported)	743,488	694,259	608,964
(1) Includes 3,561 tons of organic sugar in 2023 and 3,701 tons in 2022.

Our Main Products

Sugar
As of December 31, 2024, our sugar production capacity was approximately 3,550 tons per day which, after 17,549 hours of milling, resulted in a maximum production capacity of over 924,767 tons of sugar.
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
We produce three types of sugar: very high polarization, or “VHP” sugar, standard raw sugar and white crystal sugar. VHP sugar, a raw sugar with a minimum polarization of 99.00 degrees and a maximum polarization of 99.49 degrees of sucrose content, is similar to the type of sugar traded in major commodities exchanges, including the standard NY11 contract. The main difference between VHP sugar and NY11 raw sugar is the sugar content of VHP sugar, and it therefore commands a price premium over NY11 raw sugar. Crystal sugar is a non-refined white sugar (color 150 ICUMSA) produced directly from sugarcane juice.
Sugar sales comprised 25.8%, 32.3% and 14.0% of our total consolidated sales in 2024, 2023 and 2022, respectively.

Ethanol
As of December 31, 2024, our ethanol production capacity was approximately 3,350 cubic meters per day which, after 17,549 hours of milling, resulted in a maximum production capacity of over 888,541 cubic meters of ethanol.
Ethanol is produced through the fermentation of sugarcane juice or diluted molasses. Initially, we process the sugarcane used in ethanol production the same way that we process it for sugar production. The molasses resulting from this process is mixed with clear juice and then with yeast in fermentation vats, and the resulting wine has an ethanol content of approximately 8% to 10%. After the fermentation is complete, the yeast is separated for recycling in the ethanol production process. We distill the wine to obtain hydrous ethanol. In order to produce anhydrous ethanol, hydrous ethanol undergoes a dehydration process in a molecular sieve. We produce both hydrous and anhydrous ethanol at our Angelica and Ivinhema mills whereas at our UMA mill we only have the industrial capacity to produce hydrous ethanol.

Ethanol sales comprised 17.5%, 19.0% and 28.7% of our total consolidated sales in 2024, 2023 and 2022, respectively.
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
Cogeneration
Sugarcane is composed of water, fibers, sucrose and other sugars and minerals. When the sugarcane goes through the milling process, we separate the water, sugar and minerals from the fibers or sugarcane bagasse. Bagasse is an important subproduct of sugarcane, and it is used as fuel for the boilers in our mills. Sugarcane bagasse is burned in our state-of-the-art boilers to produce high-pressure steam (68 atm) which is used in our high-efficiency turbo-generators to generate electricity to power our mills. The excess electricity, about 71% of production, is sold to the national power grid.
As of December 31, 2024, total installed cogeneration capacity reached 246 MW. Our cluster has an installed capacity of 230 MW, out of which 155 MW are available to sell to the market, while UMA mill has an installed capacity of 16 MW, with 12 MW available to sell. The ability to generate electricity from the by-product of the sugarcane crushing process on a large enough scale to fully power a mill with excess electricity being available is referred to as having full cogeneration capacity. Our three mills are duly licensed by the Brazilian Electricity Agency (Agência Nacional de Energia Elétrica, or “ANEEL”) to generate and sell electricity.

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
The following table sets forth our sales for each of the sugarcane by-products we produce for the years indicated:

	Year Ended December 31,
	2024	2023	2022
	(In thousands of $)
Sugar	391,738	419,858	188,769
Ethanol	265,154	247,008	387,124
Energy	33,795	34,844	33,060
CBios	9,685	9,595	11,045
Other	7,582	11,002	10,762
Total	707,954	722,307	630,760

Furthermore, we continue developing and adopting technologies to become more efficient sugarcane producers and further reduce our carbon footprint. In 2017, we developed proprietary technology to produce biogas from vinasse, a subproduct of the ethanol production process, and built a biogas unit in our Ivinhema mill. Biogas can be used in the production of renewable energy or converted into biomethane to replace diesel consumption. We use vinasse in a concentrated form as input in a biodigester where microorganisms act on organic matter and produce biogas. Biogas, in turn, once cleaned and compressed is converted into biomethane which can be used as biofuel in adapted vehicles, such as trucks, lorries and cars.
We are currently expanding our installed capacity by five times via the construction of two additional biodigesters. Once completed (expected in 2027), we will be able to produce the equivalent of 15 million liters of diesel annually. In order to undergo this project, we secured financing from the Brazilian Funding Authority for Studies and Projects (Financiadora de Estudos e Projetos, or “FINEP”) for the total expected amount (R$226 million; equivalent to $41 million) due in 16 years (including 4 years of grace period).
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

 Storage and Conditioning for the Sugar, Ethanol and Energy business

Our sugar and ethanol storage and conditioning facilities are located at our mill sites and enable us to deliver our products when they are ready to be commercialized with no third-party involvement. Having such facilities at mill sites allows us to (i) reduce storage and conditioning costs; (ii) reduce freight costs since we only commence moving the product once the final destination is determined, whether locally or to a port; and (iii) capitalize on fluctuations in the prices of sugar and ethanol. The following table sets forth the nominal storage capacity of sugar and ethanol at each of our locations as of December 31, 2024:

Nominal Storage Capacity	Cluster	UMA	Total
Ethanol (cubic meters)	240,000	16,500	256,500
Sugar (tons)	110,000	28,000	138,000

Marketing, Sales and Distribution for the Sugar, Ethanol and Energy business

Sugar. We sell sugar both in domestic and international markets. Domestic sales are processed by our own brand “Açúcar Monte Alegre,” which is based in the state of Minas Gerais, Brazil. Through this brand, we sell conventional and organic sugar, allowing us to have a competitive advantage amongst our peers. Prices for the sugar we export are set in accordance with international market prices, which are in turn determined in accordance with ICE # 11 futures contracts. For the year ended December 31, 2024, our largest three customers in this segment accounted for approximately 70% of our total export sales, and the remaining 30% was dispersed among several customers.

Ethanol. We sell ethanol both to domestic and international markets. During 2024, all our ethanol sales were destined to the domestic Brazilian market. Approximately 34% of our domestic ethanol sales are made through formal agreements. The remainder is sold through daily sales orders through specialized brokerage firms and/or directly with distribution companies and the prices for these transactions are set using the CEPEA/ESALQ hydrous ethanol index as a reference. Our largest five customers by volume accounted for approximately 87% of our sales for the year ended December 31, 2024.

Cogeneration. We also sell electricity cogenerated at our sugar and ethanol mills to the grid. Sales are made to commercialization companies, in the spot market, to distributors and through government auctions in long-term contracts. Our largest six customers accounted for approximately 82% of our sales revenues for the year ended December 31, 2024.

ANEEL has organized yearly auctions for alternative energy and for renewable sources at favored rates. As a hedging strategy, we sell the electricity production of our mills through long-term contracts adjusted for inflation by reference to the “IPCA”.

In 2009, Angélica sold energy in a public auction carried out by the Brazilian Electricity Sales Chamber (Câmara de Comercialização de Energia Elétrica, or the “CCEE,”) and entered into a 15-year agreement with CCEE for the sale of 87,600 MWh per year at a rate of R$378.23 per MWh (for 2024). In August 2010, Angélica participated in a public auction, whereupon Angélica entered into a 15-year agreement with CCEE starting in 2011 for the sale of 131,400 MWh per year at a rate of R$340.07 per MWh (for 2024). The delivery period is April to December for the first auction and March to November for the second auction. The rates under both agreements are adjusted annually for inflation by reference to the IPCA.

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

The following table sets forth our acquisitions and divestitures since our inception:

	Acquisition	Divestitures	Total Land Holdings
Year Ended December 31,	(in hectares)
2002	74,898	—	74,898
2003	—	—	74,898
2004	34,659	—	109,557
2005	22,262	—	131,819
2006	5,759	3,507	134,071
2007	113,197	8,714	239,274
2008	43,783	4,857	278,200
2009	—	5,005	273,195
2010	14,755	5,086	282,864
2011	12,992	2,439	293,417
2012	—	9,475	283,942
2013	—	14,176	269,766
2014	—	12,887	257,036
2015	—	10,905	246,139
2016	—	—	246,139
2017	—	—	246,139
2018	—	14,427	231,712
2019	—	6,082	225,630
2020	—	5,444	220,186
2021	—	336(*)	219,850
2022	—	—	219,850
2023	—	6,302	213,548
2024	—	3,177	210,371
(*) 336 hectares of industrial parks in Brazil were excluded from the calculation, although not technically divested.

Property, Plant and Equipment

Our Farms
 The table below sets forth the name, location, size and current use of our owned farms:

Farm	State, Country	Gross Size (Hectares)	Current Use
Las Horquetas	Buenos Aires, Argentina	2,086	Grains & Cattle
San Carlos	Buenos Aires, Argentina	4,215	Grains
La Carolina(1)	Santa Fe, Argentina	4,306	Grains & Cattle
El Orden(1)	Santa Fe, Argentina	3,506	Grains & Cattle
La Rosa	Santa Fe, Argentina	4,087	Grains & Cattle
San Joaquín	Santa Fe, Argentina	37,273	Rice, Grains & Cattle
Carmen	Santa Fe, Argentina	10,021	Grains
Abolengo	Santa Fe, Argentina	6,662	Grains
Santa Lucia	Santiago del Estero, Argentina	17,495	Grains & Cattle
El Colorado	Santiago del Estero, Argentina	4,960	Grains
La Guarida (2)	Santiago del Estero, Argentina	7,880	Grains & Cattle
La Garrucha (2)	Salta, Argentina	1,839	Grains
Los Guayacanes (2)	Salta, Argentina	3,693	Grains
Ombú	Formosa, Argentina	18,321	Grains & Cattle
Oscuro	Corrientes, Argentina	33,429	Rice, Grains & Cattle
Itá Caabó	Corrientes, Argentina	22,888	Rice, Grains & Cattle
Doña Marina	Corrientes, Argentina	14,755	Rice
Bela Manhã	Mato Grosso do Sul, Brazil	381	Sugarcane
Ouro Verde	Mato Grosso do Sul, Brazil	679	Sugarcane
Don Fabrício	Mato Grosso do Sul, Brazil	3,302	Sugarcane
Takuarê	Mato Grosso do Sul, Brazil	298	Sugarcane
Agua Branca	Mato Grosso do Sul, Brazil	1,614	Sugarcane
Nossa Senhora Aparecida	Mato Grosso do Sul, Brazil	540	Sugarcane
Sapálio	Mato Grosso do Sul, Brazil	6,140	Sugarcane
Total		210,371
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
Appraisal of Farms. In September 2024, to assess the market value of rural properties in Brazil and Argentina, we requested an appraisal by Cushman & Wakefield Argentina S.A., an independent real estate valuation firm with experience in the agricultural industry and the local real estate market. As part of these appraisals, the value of each of our properties was determined using the sales comparison approach taking into account current offerings and prices buyers had recently paid for comparable sites, adjusted for the differences between comparable properties and the subject property to arrive at an estimate of the value. The major elements of comparison used to value the properties included the property rights conveyed, the financial terms incorporated into the transaction, the conditions or motivations surrounding the sale, changes in market conditions since the sale, the location of the real estate and the physical characteristics of the property.
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
Cushman & Wakefield has informed us their assessment of the market value of our farmland as of September 30, 2024. According to Cushman & Wakefield, the market value of our farmland totaled US$734.0 million as of that date. Net of non-controlling interests in certain Argentine farms, the market value of our farmland totaled US$682.6 million. These valuations are only intended to provide an indicative approximation of the market value of our farmland property as of September 30, 2024 based on current market conditions. This information is subject to change based on a host of variables and market conditions.
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
Land Management. We manage our land through an executive committee composed of a country manager, a regional manager, a farm manager and members of our technical groups, which meet on a monthly basis. We delegate individual farm management to farm managers, who are responsible for farm operations and receive advisory support from our technical groups to analyze and determine the most suitable and efficient technologies to be applied. Our executive committee establishes commercial and production rules based on sales, market expectations and risk allocation, and fulfilling production procedures and protocols.
Following an acquisition of property, we make investments in technology in order to improve productivity and to increase its value. Occasionally when we purchase property, a parcel of the property is subutilized or the infrastructure may be in need of improvement, including traditional fencing and electrical fencing, irrigation equipment and machinery, among others.

Our Industrial Facilities
In addition to our farmland, we also own the following principal industrial facilities:

Facility	Province, Country	Relevant Operational Data	Current Use
“Christophersen”	Santa Fe, Argentina	12,500 tons of storage capacity; 120 tons per hour of drying capacity	Seedbed and stockpiling plant (1)
"Las Horquetas"	Buenos Aires, Argentina	24,500 tons of storage capacity; 240 tons per hour of drying capacity for grains (120 LPG; 120 natural gas)	Storage, handling and conditioning
“Semillero Itá Caabó”	Corrientes, Argentina	Processing capacity of 7,500 tons of rice seeds annually	Rice genetic improvement program
“Molino Ala — Mercedes”	Corrientes, Argentina	Husk rice drying capacity of 116,000 tons per year; Processing capacity of 78,180 tons of white rice/year; Storage Capacity of 28,000 tons	Rice processing and drying plant
“Molino Ala — San Salvador”	Entre Ríos, Argentina	Husk rice drying capacity of 86,000 tons per year; Processing capacity of 69,600 tons of white rice/year; Storage Capacity of 70,000 tons	Rice processing and drying plant
Molino Franck	Santa Fe, Argentina	Husk rice drying capacity of 80,000 tons per year; Processing capacity of 83,088 tons of white rice/year; Storage Capacity of 30,000 tons	Rice processing and drying plant
Molino Paso de los Libres	Corrientes, Argentina	Husk rice drying capacity of 125,000 tons per year; Processing capacity of 97,716 tons of white rice/year; Storage Capacity of 42,000 tons	Rice processing and drying plant
Molino Paso Dragon	Durazno, Uruguay	Husk rice drying capacity of 75,000 tons per year; Processing capacity of 83,088 tons of white rice/year; Storage Capacity of 35,000 tons	Rice processing and drying plant
Molino Melo	Tacuarembó, Uruguay	Husk rice drying capacity of 60,000 tons per year; Processing capacity of 83,088 tons of white rice/year; Storage Capacity of 39,500 tons	Rice processing and drying plant
“Oscuro”	Corrientes, Argentina	Husk rice drying capacity of 59,000 tons per year; Storage Capacity of 3,000 tons	Rice conditioning facility
“Ita Ibate”	Corrientes, Argentina	Husk rice drying capacity of 65,000 tons per year; Storage Capacity of 27,000 tons	Rice conditioning facility
“Bonpland”	Corrientes, Argentina	Husk rice drying capacity of 33,000 tons per year; Storage Capacity of 30,000 tons	Rice conditioning facility
Free-Stall I, II, III and IV	Santa Fe, Argentina	Production capacity of more than 190 million liters of raw milk 14,400 dairy cows	Raw milk production
Biodigester	Santa Fe, Argentina	1.4 MW capacity	Energy generation
Biodigester II	Santa Fe, Argentina	2.0 MW capacity	Energy generation
Morteros Facility	Córdoba, Argentina	Production capacity of 950,000 liters per day Reception capacity of 1.2 million liters per day Storage capacity of 27.3 million liters	Milk processing facility producing powdered milk and semi-hard cheese. Sells products to the export market.

Chivilcoy Facility	Buenos Aires, Argentina	Production capacity of 700,000 liters per day Reception capacity of 1.2 million liters per day Storage capacity of 7.3 million liters of fluid milk	Milk processing facility, producing UHT milk, cream and flavored milk. Sells products to the domestic market.
"Maní del Plata"	Córdoba, Argentina	Shelling capacity of 80,000 tons, blanching capacity of 36,000 tons. Storage capacity of 70,000 tons of in-shell and 10,000 tons of finished product	Peanut processing facility producing raw and blanched peanuts. Sells mainly to the export market.
"Girasoles del Plata"	Buenos Aires, Argentina	Processing capacity of 20,000 tons/year of confectionary and 20,000 tons/year of bakery. Storage capacity of 13,200 tons of confectionary.	Sunflower processing facility producing confectionary and bakery sunflower. Sells mainly to the export market.
“Angélica Agroenergía”	Mato Grosso do Sul, Brazil	Installed milling capacity of 5.6 million tons of sugarcane per annum, 422,724 tons of sugar, 422,724 cubic meters of ethanol, and over 504,000 MWh of energy exported.	Sugar and ethanol mill producing hydrous and anhydrous ethanol and VHP sugar. Sells energy to local network.
“Ivinhema Agroenergía”	Mato Grosso do Sul, Brazil	Installed milling capacity of 7.4 million tons of sugarcane per annum, 402,421 tons of sugar, 402,421 cubic meters of ethanol, and over 612,000 MWh of energy exported.	Sugar and ethanol mill producing hydrous and anhydrous ethanol and VHP sugar. Sells energy to local network.
“Monte Alegre”	Minas Gerais, Brazil	Installed milling capacity of 1.2 million tons of sugarcane per annum, 99,622 tons of sugar, 63,396 cubic meters of ethanol, and over 74,800 MWh of energy exported.	Sugar and ethanol mill producing hydrous ethanol, VHP sugar and organic sugar. Sells energy to local the network.
Biodigester	Mato Grosso do Sul, Brazil	500 Nm3 of biogas per hour; 275 Nm3 of biomethane per hour	Produces biogas which is then converted into biomethane to replace diesel consumption
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
The majority of farming producers in developed countries can rely on specific protectionist policies and subsidies from their governments in order to maintain their position in the market. In general, we have been able to obtain discounts for the acquisition of supplies and excess prices for our production in the farming sector. In this sector, we view SLC Agrícola S.A., BrasilAgro - Companhia Brasileira de Propriedades Agrícolas, Cresud SACIF y A, MSU S.A. and Los Grobo Agropecuaria, among others, as our competitors. We also compete in Argentina with retailers of agricultural products, including other branded rice products, such as Molinos Río de la Plata S.A., Dos Hermanos S.H., Sagemüller S.A. and Cooperativa Arroceros Villa Elisa Ltda; as well as in branded dairy products, such as Mastellone Hermanos S.A. and Savencia.
The sugar and ethanol industries are highly competitive. In Brazil, we compete with numerous small- and medium-sized sugar and ethanol producers. Despite increased consolidation, the Brazilian sugar and ethanol industries remain highly fragmented, with more than 370 sugar mills. Some of the largest industry players with whom we compete are Raizen, Biosev, Atvos, Tereos, São Martinho, Jalles Machado, Bunge, Santa Terezinha, Lincoln Junqueira and Coruripe. We also face competition from international sugar producers, such as those in the U.S. and the European Union, where local regulators have historically implemented tariffs, agriculture subsidies and/or other governmental incentive programs, of which some remain, to protect local sugar producers from foreign competition.
The following table describes the Brazilian competitive landscape:

Brazil
Number of Mills	372
Sugarcane crushed (million tons)	678.7
Ethanol Production (million cubic meters) (1)	28.9
Sugar Production (million tons)	44.0
________________________________________________________________________________________________
(1) Only considers ethanol produced from sugarcane. It does not include 7.2 million cubic meters of ethanol produced from corn.
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
Supplies and Suppliers
Our principal supplies for our Farming business are seeds, fertilizers, phytosanitary products and fuel, which represented 8.2%, 8.6%, 15.0% and 2.7%, respectively, of our total direct costs (including leasing cost) in 2024. Further, these supplies represented 31.2% of our total cost of production (including manufacturing and administrative expenses) in 2024. As we use direct sowing in 99.0% of our planted area, without requiring soil preparation, fuel represents only 2.4% of the total cost of production for 2024.
Our principal supplies for our Sugar, Ethanol and Energy business are diesel, lubricants and fertilizers, which collectively represented 17.6% of our total cost of production (including manufacturing and administrative expenses) in 2024. We have an extensive network of suppliers for each of our business segments and for each required input within each segment, resulting in lower reliance on any particular supplier. Our 10 largest suppliers account for 27.2% of our total expenditures for supplies in 2024. While we value the relationships we have developed with each of our suppliers given the quality we have come to expect, we do not consider any single supplier to be key to our production.
We have been able to obtain lower prices particularly due to the volume that derives from our large-scale operations.
Seasonality
Our business activities are inherently seasonal. We generally harvest and sell corn, soybean, rice, peanut and sunflower between February and August, and wheat from December to January. We implement a "continuous harvest method” in sugarcane production at our facilities to stabilize production and counter seasonality during the year; however, the typical harvesting period in Brazil begins between April and May and ends between November and December. Sales of ethanol are generally concentrated during off-season to capture higher seasonal prices. Sales in other business segments, such as in our Dairy segment, tend to be more stable. However, milk sales are generally higher during the fourth quarter, when weather conditions are more favorable for production. As a result of the above factors, there may be significant variations in our results of operations from one quarter to another, since planting activities may be more concentrated in one quarter compared to another. In addition, our quarterly results may vary as a result of the effects of fluctuations in commodity prices and production yields and costs related to the “Initial recognition and changes in fair value of biological assets and agricultural produce” line item. See Note 32 to the Consolidated Financial Statements.

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
In 2024, we continued to work towards integrating environmental, social, and governance or “ESG" criteria, into our business model. On this path towards the triple generation of value, we worked with our ESG committee holding four meetings over the year.
In 2024, we analyzed in-depth our ESG performance and strategy, including short and mid-term roadmaps for our sustainable business model. We focused on our ESG communications with a better understanding of our stakeholders’ requirements. During 2024, we worked on environmental aspects such as continued disclosure of carbon intensity, carbon balance and water management, and on social aspects including the analysis and design of our gender diversity target for 2030.
Going forward, we will continue to innovate, be transparent, and report on our progress to accelerate our vision for a better and more sustainable future.

Personnel
The development, health and safety of our personnel is important to us. We promote enhanced working conditions, while we support training and internal education programs to improve skills and educate with the newest technologies and business practices. We implement and constantly revise our health and safety programs in each of our businesses. Our Occupational Health and Safety Management System is applied to all Adecoagro employees and facilities.
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
We continue to develop and implement crop protocols. The purpose of these protocols is to coordinate and consolidate the knowledge on crop management for each area in order to standardize the execution of our operational processes. The protocols contain all the technical information for managing crops. This information is constantly reviewed by agricultural teams and their advisors, making it possible to preserve the technical knowledge of the company and at the same time improve agricultural production and make decisions pursuant to the company’s guidelines. Based on the results of the application of these protocols, we conduct an annual review of the techniques used and their results. This evaluation is done by means of crop campaign analysis, in which all teams review and discuss the last harvest-year’s productive performance and the technological package for the new harvest year. When processes and protocols are defined, they can be audited and certified by qualified third parties.
We have previously been certified under ISO 9000, and as part of our continuous improvement efforts, we continue to implement its guidelines to enhance our management practices. Our two dairy biodigesters are both certified under ISO 14001, reinforcing our commitment to environmental sustainability. We are also certified under RTRS and Certified Responsible Soya (CRS) for soybean cultivation in some of our operations. In addition, we hold Farm Sustainability Assessment (FSA) SAI Platform certifications for rice, peanut, wheat, and corn. In our dairy farms, we have obtained an animal welfare certification covering 100% of our own milk production from the International Agricultural Organization (Organización Internacional Agropecuaria or “OIA,” for its acronym in Spanish).
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
We continue to adopt operational protocols and procedures in our industrial facilities to enhance the control of processing variables. All our operations certified under FSSC 22000 (Food Safety System Certification) have expanded their scope as new processes are incorporated. This includes both of our milk processing facilities, as well as four of our six rice mills and our sunflower processing facility. Our Morteros facility continues to hold Halal certification. Additionally, two of our rice mills and our sunflower processing facilities maintained kosher certification. Our peanut processing facility also holds BRC Global Standard food safety certification.
Most of our industrial facilities have been audited by the Sedex Members Ethical Trade Audit, which validates our compliance with health, safety, and human rights practices, as well as with applicable environmental legislation. In 2023, our Chivilcoy milk processing plant successfully passed an asset security audit requested by a client. Additionally, we continued to undergo various client audits, including those focused on corporate social responsibility and others based on our clients' proprietary standards. Compliance with these audits has allowed us to maintain key commercial relationships.
When market conditions provide price premiums for certified grains or oilseeds, we evaluate the feasibility of implementing specific certifications. Some examples of this are RTRS and EPA certifications for sustainable soybeans in Argentina. In Brazil, we have the following certifications reflecting the safety and quality of our products, services and social standards: Bonsucro, Renovabio, FSSC 22000, Halal, ISSC Corsia Plus, and Great Place to Work.

Contractors
Contractors play a significant role in our Farming business model. If cost competitive, we seek to outsource most of the typical farm work, such as planting, spraying and harvesting. Outsourcing allows us to reduce our investments in heavy machinery and equipment such as tractors or harvesters, enhancing the efficient allocation of our capital in our core productive activities. Notwithstanding, we are constantly reviewing the contractor model and comparing it with the use of own machinery in some of our crops and rice operations. We are developing our own equipment-based model where efficiencies can be enhanced.
The contractor model in the Argentine humid pampas region has existed for years and has developed into a highly competitive market. Contractors have gained extensive expertise and skill in the management of agricultural machinery and have access to modern advanced technology. When working with them, we seek to develop win-win relationships by considering them as part of our production team and providing constant technical training and support through the activities of the Adecoagro Production Teams. We strive to have a number of contractors associated with each farm to generate competition and allow benchmarking to enhance operational efficiency and ensure high-quality service.
In regions where this model is not fully developed, we use a mixed system where we hire the most experienced contractors in the region and we also operate our own machinery. We promote the development of new contractors by providing training and selling them our used machinery. We also promote the movement of selected contractors from developed regions into new marginal regions by offering them an opportunity to grow their businesses. In other regions where there is no established contractor system or there is specific farm work (rice land leveling for instance), we own the majority of the machinery. In our Sugar, Ethanol and Energy business, we own or lease and operate all the agricultural equipment and machinery needed for sugarcane planting, crop protection and harvesting operations. The performance of such model has exceeded our expectations, and we are implementing it in our Farming businesses, where we have recently incorporated some additional planters and harvesters. Our main goal is to achieve high-quality farm works, both when selecting any contractor and when using our own machinery. In Brazil, we only employ the contractor model for specific tasks, such as land leveling, and aerial spraying, among others.

Adecoagro Technical Groups

From time to time, we gather internal groups formed by agronomists, farm managers, technology experts, external advisors, contractors, trainees and suppliers, whose main goal is to excel in production management by providing constant technical and technological education and analysis regarding production technologies. Although these groups are focused on developing such knowledge under common criteria for the whole company, they also evaluate different production systems, such as crops, rice and dairy in Argentina and Uruguay, and sugarcane in Minas Gerais and Mato Grosso do Sul, Brazil. To achieve their goals, these groups meet regularly to analyze and discuss technical aspects of the farming production processes.
The technical groups participate in the design of the most efficient and productive land use strategies and the definition of the optimal crop production mix for each farm and region, and supervise and evaluate the implementation of the most profitable and sustainable technologies to be adapted and applied in each region. Additionally, these groups promote specific external training courses, facilitate participation in external technical groups, organize technical farm tours, offer support in establishing the crop planting plan and deliver a full-season analysis for each crop annually. This analysis is essential in order to allow technical improvements to be implemented for the following crop season.
Since the groups are involved in different regions, they play a relevant role in spreading best practices among productive regions, including “no-till” and precision agriculture in lesser-developed areas. In order to evaluate and adapt the proper technologies locally, a vast network of test plots in agrochemicals, seeds, and farm-works are carried out under specific technical guidelines. Some of those test plots are carried out by our own agronomists, and others by third parties. Such development is performed to make the necessary technological adjustments in respect of fertilizer levels, the choice of the best product varieties for each crop, the determination of optimal planting periods, and the improvement in crop management and agricultural mechanization, resulting in higher yields coupled with reduced costs.
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
In addition, the technical groups are focusing their resources on pursuing improvements through implementing advanced techniques. Such techniques comprise variable inputs usage by type of soil based on precision agriculture technology, intensification techniques relating to soil occupation times and diversified crop rotations, adjusting “minimum-till” in rice production, developing sugarcane production technologies involving agricultural mechanization and minimum tillage, among others.
By implementing all these education programs and development activities, these groups provide the company with a network that focuses on the fine-tuning and optimization of the efficiencies throughout all the production processes of each business line.

Technology and Best Practices
We have consistently used innovative production techniques to ensure we are at the forefront of technological improvements and standards in our industry, especially based on regenerative agriculture concepts. For example, we use the “no-till” technology and crop rotation to improve our crop yields from the outset. We also use second harvests or double cropping where conditions allow, which enables us to plant and harvest a second crop from the same farmland in the same harvest-year. Our crop production model is based on balanced fertilization, integrated pest and weed management, and crop intensification. We use the silo bag storage method in our rice and crops businesses, which enables us to time the entry of our crop production into the market at optimal price points. Additionally, we believe we were the first company in South America to implement the innovative free-stall infrastructure in dairy operations resulting in increased raw milk production compared to our peers. The free-stall method enables better control over production variables by housing dairy cows into large barns, which are equipped with state-of-the-art technology to enhance cow comfort, such as sand beds, water spray cooling systems and fans. In 2024, we were re-certified with the animal welfare standard of the OIA as a result of our good practices promoting animal welfare in production. In addition, installations are equipped with indoor corrals and a mechanical advanced milking system on a rotary platform, which enables us to use production efficiencies and increase milk production volumes while maximizing our land use, resulting in significantly higher conversion rates of animal feed into milk.
Moreover, our sugarcane harvesting is practically 100% mechanized, which has significantly improved operating efficiency, thereby reducing operating costs. We have modern facilities in the Sugar, Ethanol and Energy business, including advanced sugar and ethanol mills with high-pressure boilers, which achieve one of the highest ratios of energy produced per ton of cane milled, according to the Cane Technology Center Benchmark program. Our Angélica sugar plant was the first continuously operative facility in Brazil, requiring no production stoppages between sugar harvests.

No-Till

“No-till” is the cornerstone of our crop production technology and the key to maintaining and even increasing the value and productivity of our land assets. “No-till”—often called zero tillage or direct sowing— is a technology developed more than 40 years ago to grow crops from year to year without disturbing the soil through tillage, and arose as an opposition to conventional tillage. We have been implementing No Till since we began operations more than 20 years ago.
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
Balanced Fertilization
Balanced fertilization consists of determining an optimum use of fertilizers at the proper grades and in the proper amounts to supply the correct ratio of nutrients and to ensure that the soil will sustain high crop yields over time, consequently decreasing contamination risks. At the beginning of each crop season, we perform extensive soil studies in each of our farms to monitor the amount of organic matter, nitrogen, phosphorus and potassium levels in each field. Based on this analysis and considering the potential yield for each field, the crop rotation, and relative prices between fertilizers and agricultural products, we determine the optimum amount of fertilizer to be applied to maximize the economic response of the crop.
Water Management
Since crops need sufficient water to achieve their potential yields, we engage in techniques that are designed to increase the efficiency of water usage and at the same time decrease soil erosion risks. In that regard, “no-till” farming presents strong advantages since it improves rainfall infiltration and increases the soil’s water storage capacity. In areas that may be subject to excess water, we are developing terraces, soil leveling and other techniques intended to decrease runoff and erosion risks. In some of the jurisdictions in which we operate, the use of water for irrigation requires obtaining special permits. For certain irrigated crops such as rice – which represents most of our aggregate water consumption –, we focus on the design and operation of rainwater harvesting, which is the collection of water from rain in semi-natural reservoirs destined for future irrigation. In addition, we have developed a water recycling system for each farm where excess water (derived from drainage and rainfall) can be reused, instead of being drained out of the farm. Channels that move the water and drain the fields are developed by experts in order to deliver water in the most efficient manner. We have an advanced precision leveling system (with zero or controlled grade level) in most of our rice farms to increase productivity and reduce production costs. This technique involves a precise leveling of the land based on GPS technology. When fields are accurately leveled, water irrigation requirements are reduced, thus lowering the cost of labor and energy. Efficient management of irrigation also has a positive impact on crop yields.
We have in place different technologies that help us reduce water consumption in our rice fields. For example, we have implemented polypipe irrigation systems in our most hilly rice fields. This technology consists of deploying plastic pipes to move irrigation water from a big channel to the fields, thereby reducing water consumption, and the area devoted to infrastructure. In addition, we use satellite imagery and drones to assess water levels during the rice irrigation season. This high-precision surveillance method, allows us to enhance water management, which improves potential crop yields and reduces water consumption. Drones use different cameras to detect water levels even when dense canopies cover the fields. In addition to drones, we use satellite images that measure the normalized difference vegetation index (“NDVI”) of land for a rapid and efficient analysis of irrigation including speed and depth. In addition to higher water use efficiency and optimization, satellite images help in the prevention of weed proliferation, the reduction of phytosanitary products and the achievement of higher yields. Other crops, such as corn and sunflower seed, are irrigated by highly efficient pivot spraying systems. This type of irrigation system allows us to distribute water uniformly throughout the field, improving the use of water in terms of total millimeters per year. We conduct soil moisture sampling to identify the best moment and amount of water to be used for irrigation in each plot.

Mechanization
We incorporate all available mechanization technology into our business that we consider to be cost-effective. We believe that by employing mechanization technology, we improve our operating efficiency and are better able to reach desired economies of scale in our operations. Mechanization also enables us to adopt new associated technologies faster and hastens our development efforts. In our Farming business, we use cutting-edge mechanized technology for planting, spraying, harvesting and irrigating and for soil preparation and management. We also employ advanced mechanization technology in our logistics and product processing operations, including transportation, drying operations and grain sorting and storage. We have developed mechanization technology to benefit sugarcane planting and harvesting, which traditionally have not benefited from such mechanization. We believe that by incorporating modern mechanization we have improved access to employment for women and other demographics, enabling us to expand our talent pool across operations while also enhancing workforce diversity.
Synergies
The technologies we employ are very closely linked, and the joint implementation of a number of them is expected to result in positive synergies for our entire production system. For example, implementation of the “no-till” technology can be enhanced by crop rotations, due to the positive biological effects generated by the different types of roots from each crop in the soil.. Benefits of integrated pest management are improved when combined with the “no-till” and crop rotation strategies, since the crop stubble that remains on the soil can be a barrier to some plagues, and because some other pests are specific to a particular crop and the crop rotation can be sufficient to control them. The use of machinery technology for selective spraying also complements our no-till system. We consider these synergies when we develop our crop seeding schedule. In the case of the reuse of residues, we benefited from our experience in sugarcane, where almost everything is reused and no residues are generated. As an example, by implementing such ideas to our dairy operations, we have been reusing the manure from our cows to generate renewable electricity through two diary biodigesters since 2017.
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

We carry out a continuous improvement process and have contracted ~~a~~ third-party provider specialized in cybersecurity to help us validate and develop our plans to grow our cybersecurity system as well as to perform annual penetration and vulnerability tests on all our on-premise and cloud infrastructure. One of those providers is also our 24x7 security operation center (SOC), which receives and analyzes the alerts from our monitoring system. This has allowed us to continue increasing the security at our facilities, as part of our commitment and decision to continue reinforcing our security systems, and to improve our contingency plans.

Additionally, we continue using an awareness tool to train all our employees how to approach different types of cyber-attacks, such as phishing, smishing, spoofing and vishing.

Environmental Aspects
We implement a production model that reflects a strong commitment to the environment. Our responsibility to the environment begins with complying with local regulations. To become better stewards of the environment, we implement environmental management plans for our operations. Those plans involve different stages, which include training our own and outsourced staff, monitoring ecological parameters, preventing negative effects, and correcting deviations. Natural resources such as land, water, air and biodiversity are taken into account when we evaluate the development and operation of new and ongoing production projects and operations. In that regard, we are constantly evaluating best practices in our operations. See “—Technology and Best Practices.” With land being one of the most relevant natural resources in our operations, we have developed a sustainable land use strategy that considers factors beyond the requirements of local laws and regulations. There are ecosystems that we do not consider appropriate for agricultural development, such as heavy forests and key wetlands. We evaluate development of other areas only after carrying out an environmental impact assessment. In addition to such evaluations, we analyze the agricultural potential of the land in respect of the soil, the climate, crop productivity and available technology, among other factors. Using this approach, we aim to grow the most suitable crop in each region and be the lowest-cost producer in the sector. We then consolidate our analysis into a land transformation plan, which includes the best land use option and implements best practices based on regenerative agriculture such as “no-till” technology, crop rotations, integrated pest and weed management, balanced fertilization, responsible phytosanitary products usage and water management. In addition, in 2024, we planted 65,349 hectares of cover crops. Cover crops help prevent water and wind erosion, function as biological fallows, reduce the need to apply phytosanitary products and provide roots that increase soil porosity. We sow these crops and adapt the species to the agro-ecological environmental condition.
These best practices aim to increase resource efficiency and decrease the risk of contamination and waste production and are consolidated into an environmental management plan, which includes biodiversity management when applicable. We aim to properly implement our sustainable production model to enhance land productivity and therefore increase land value. With respect to phytosanitary products contamination risks, we implement a responsible phytosanitary products use program, which includes personnel training, personnel protection elements, application recommendations, phytosanitary products selection criteria, phytosanitary products handling and storage and after-use phytosanitary products packages (which are specifically cleaned, collected and stored for recycling purposes under third-party programs). In 2021, we began to implement the “Environmental Impact Quotient” indicator, which allows us to assess the potential risk of the application of phytosanitary products and the impact caused by them. Further, in 2024, we used selective spray equipment in more than 23,000 hectares of crops and sugarcane to reduce the doses of phytosanitary products and apply them only where necessary, which resulted in a reduction of up to 80% in the application of phytosanitary products in those areas. In addition, we periodically train our personnel in our rice fields to raise awareness about the responsible use of phytosanitary products.
Additionally, in some regions where biodiversity matters are relevant, we implement biodiversity management plans, which mainly consist of periodically monitoring flora and fauna, detecting significant variations of their populations, and proposing measures to reduce any potential threats to local species. As a result, we prohibit hunting on our farms and create environmental private protection areas (where natural vegetation is protected by implementing sustainable production practices). As environmental matters require specific expertise and an understanding of complex relationships, we hire highly qualified consultants and enter into cooperative arrangements and agreements with educational institutions.
In Brazil, the Brazilian Forest Code (Código Florestal Brasileiro) is the main source of our environmental guidelines. In accordance with the Brazilian Forest Code, we analyze and identify all natural areas within our own farms and within leased areas and draw up a development plan that defines actions for their preservation. We are strongly committed to preserving forests and only develop areas for agriculture if they have previously been used for agricultural purposes. We do not operate in massive forests, permanent preservation areas, legal reserves, large wetlands or areas with high biodiversity value. We are concerned with the protection of riverbanks and the surrounding areas of streams and springs, as they are important for soil conservation and as refuges for native fauna. In that regard, we endeavor to monitor native fauna and flora and water resources.
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

Since November 2017, we have produced renewable electricity through our first biodigester at our dairy farm. The biodigester transforms cow manure into biogas with high methane content, which then fuels a cogeneration facility that generates renewable electricity. The electricity produced is sold to the grid under a long-term contract with an Argentine federal utility. Additionally, as this project allows us to reduce greenhouse gas emissions, we have registered the project under the Verified Carbon Standard to deliver carbon credits from the biodigester. In 2011, we received a grant from the Sustainable Energy and Climate Change Initiative of the Inter-American Development Bank in order to carry out the pre-feasibility assessment. We also received a grant from the National Agency of Scientific and Technologic Promotion (Agencia Nacional de Promoción Científica y Tecnológica), an agency that promotes technological innovation, to partially fund the investment. In July 2016, we participated in Argentina’s “RenovAr” renewable energy auction and entered into a 20-year contract to supply up to 9,145 MWh per year at an average price of US$158.92 per MWh plus bonuses. In 2023, we also inaugurated our second biodigester in our free stalls. The incorporation of this second biodigester allows us to process 100% of our cow manure, increase the annual generation of bioelectricity to a total power capacity of 3.4 MW, and keep contributing to our sustainable development model. In 2024, our two dairy biodigesters generated 16,477 MWh.
At Usina Ivinhema, in Mato Grosso do Sul, we produce biogas from concentrated vinasse, a by-product of ethanol production. We purify biogas to produce biomethane and use it as fuel in our internal fleet, in line with the UN Sustainable Development Goals. These projects not only improve our efficiency but help us reduce GHG emissions. In 2021, we certified our biogas unit as the first renewable gas plant in Brazil, which allows us to issue and sell carbon credits (Gas-recs). Since 2020, we have issued CBios under the RenovaBio program, becoming the first company in Brazil to do so in the local markets. In 2024, we sold more than 601,000 CBios. The better the environmental performance of our operations, the greater the number of CBios we could issue, which drives us to enhance our performance year after year.

Social Programs
In addition to complying with local labor regulations, we seek to promote the personal and professional development of our employees by offering them an adequate working environment with proper health and safety protections. We aim to develop a transparent relationship with local authorities. One of our main goals is to contribute positively to the social development of the communities in which we operate, creating new jobs, preserving the environment, providing training opportunities through our internship program and assisting with social development. In order to implement our social development programs, we analyze the areas in which we operate and give special attention to education and poverty rates, possible alliances with other social actors, and potential synergies with local government programs. In addition to social development programs, we contribute to community organizations in each area where we operate, such as hospitals, schools, daycare centers and fire stations, among others. In Argentina, we also have a voluntary matching program where Adecoagro matches each donation from our employees at a 2:1 ratio. In 2024, 15 organizations participated as recipients of our matching program and received monthly donations.
Education
Our main initiatives are aligned with the United Nations’ Sustainable Development Goal 4 – Quality Education. Our operations have a significant economic impact in the communities where we are located, and we have developed a social action program in various municipalities. In 2005, we started a partnership with Cimientos, a non-profit organization that promotes equal educational opportunities for children and youth from low-income families in Argentina. In 2024, we participated in Cimientos’ “Futuros Egresados” program, granting scholarships to 47 high-school students in Mercedes and Ita Ibate (Corrientes). In 2016, we started another program together with Conciencia (a local non-governmental organization) through which we support our employees’ children to complete their education. In 2024, 20 high-school and higher-education students from San Salvador (Entre Ríos) and Las Lajitas (Salta) participated in this program.
In 2019, we made a new alliance with the Reciduca Foundation with the aim of providing scholarships for young people from the community of Pilar to finish their secondary studies, expand their employment opportunities and promote environmental care. We have supported the program since its inception, and in 2022, we decided to include the community of

San Isidro as well, increasing the total number of scholarships granted to 20, which we maintained since then. We also have granted five additional scholarships to tertiary education students from the Victor Navajas Centeno Agrotechnical Institute at Virasoro (Corrientes).
We keep participating in the Escola Nota 10 Project at the municipalities of Angélica, Ivinhema and Novo Horizonte do Sul, in Mato Grosso do Sul. Through this project, we aim to contribute towards educational development by providing training sessions for teachers. This approach helps build long-term capacity among educators, who, in turn, pass on their knowledge to students, creating a multiplier effect. In 2023, we decided to restructure the program to offer better and stronger support for educators. In 2024, we provided continuous professional development for more than 160 teachers and educators from first to fifth grade, through online and in-person training sessions.
Moreover, we participated in the Território do Saber project with the objective of improving the quality of teaching and learning processes in schools through the promotion of reading. In 2024, we inaugurated two new municipal libraries in Ivinhema and Glória de Dourados (Mato Grosso do Sul) with a collection of over 850 books.

Nutrition
In Argentina, we work in partnership with two main organizations: the Conin Foundation and Food Banks Argentina organization. The Conin Foundation fights malnourishment in children, focusing its actions on three main areas: education, assistance and research. Food Banks Argentina is a non-profit distribution enterprise that serves the community by receiving donated food and making it available to people in need through a network of community agencies. These agencies include school feeding programs, food pantries, soup kitchens, hospices, substance abuse clinics, after-school programs and other non-profit organizations. In 2024, we donated nearly 238 tons of rice and dairy products to more than 100 organizations, including 15 Conin centers and nine food banks.
Additionally, since 2007 we have collaborated with local organizations such as Solidagro, an alliance between rural corporate institutions and civic organizations that seek to solve famine and malnutrition problems, to which we donate our rice on a monthly basis.
We also collaborate with Haciendo Camino, a non-governmental organization fighting malnourishment in children in Santiago del Estero. We have supported the organization for the last several years and made contributions to finance the early childhood program in Los Juries. In 2024, the program assisted 60 children aged zero to five years.

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
This program reinforces the idea that we do not accept, under any circumstance, the practice of any type of child labor, including by third-party suppliers and others with whom we may interact. In 2024, 100% of our employees in Brazil received training in violence prevention through our Proteger program.
We also collaborate with Childhood Brazil, an organization dedicated to defending children’s rights and improving the living conditions of children in vulnerable situations. Through this partnership, we supported the training of community service professionals in three municipalities in Mato Grosso do Sul and in 2024 we held several virtual meetings with Childhood Brazil to design and develop customized care protocols tailored to each municipality’s specific needs.

Internship and Young Talent Program
The purpose of our internship and young talent program is to promote the development of highly qualified professionals from the community by providing first-time work experience, good-quality training and access to highly technology-oriented operations. We seek to facilitate interns’ future access to the job market while detecting potential key employees. The interns actively participate in the TAG training program, which includes monthly technical meetings, external training and farm tours. In order to accomplish these goals, we promote institutional relationships with local and international universities and high schools. In 2024, 206 interns and young talents participated in our program, 81 of which were subsequently incorporated into our teams.

Material Agreements

For a description of the material agreements entered into by the Company in connection with the Offer, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions”.

For a description of the material agreements relating to our indebtedness, please see “Item 5. Operating and Financial Review and Prospects— B. Liquidity and Capital Resources—Indebtedness and Financial Instruments.”
Brazil
Sugar Sale Agreements

In 2024, our largest three customers in this segment comprised approximately 70% of our sugar sales agreements. We entered into sugar sales agreements with Louis Dreyfus Commodities Suisse S.A., Viterra B.V. (formerly known as Glencore Agriculture B.V.) and BTG Pactual, pursuant to which we agreed to supply approximately 820,000 metric tons of Brazilian VHP sugar. This specific amount of sugar was delivered during the 2024 harvest-year through the ports of Paranaguá and Santos, and the price was fixed in reference to the ICE Sugar #11 Futures.
Electric Energy Agreements

In 2008 Adecoagro Vale do Ivinhema S.A. entered into an agreement for the sale of energy to CCEE. This agreement is the result of a public auction by the Brazilian federal government conducted in May 2008, carries a term of 15 years, and requires Adecoagro Vale do Ivinhema S.A. to supply CCEE with 87,600 MWh annually during the harvest period each year (April to December), at a rate of R$378.23/MWh. The price of energy under the contract is adjusted annually according to inflation.

In August 2010, Adecoagro Vale do Ivinhema S.A. participated in a public auction by the Brazilian federal government. As a result of this auction, Adecoagro Vale do Ivinhema S.A. entered into a second 15-year agreement with CCEE starting in 2011, for the sale of 131,400 MWh per year at a rate of R$340.07/MWh. The price of energy under the contract is adjusted annually according to inflation.

In August 2013, Adecoagro Vale do Ivinhema S.A. participated in another public auction by the Brazilian federal government. As a result of this auction, Adecoagro Vale do Ivinhema S.A. entered into a second 25-year agreement with CCE starting in 2018, for the sale of 87,600 MWh per year at a rate of R$250.05/MWh. The price of energy under the contract is adjusted annually according to inflation.

Intellectual Property

As of April 2025, we owned 56 trademarks registered with the Argentine National Intellectual Property Institute, 30 trademarks registered in Brazil and one patent registered with the Brazilian National Industrial Property Institute (“INPI”). Adecoagro Uruguay S.A. has seven trademarks registered in Uruguay.
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

In Brazil, the Brazilian Forest Code (Código Florestal Brasileiro) is the main source of our environmental guidelines. In accordance with the Brazilian Forest Code, we analyze and identify all natural areas within our own farms and within leased areas and draw up a development plan that defines actions for their preservation. We are strongly committed to preserving forests and only develop areas for agriculture if they have previously been used for agricultural purposes. We do not operate in massive forests, permanent preservation areas, legal reserves, large wetlands or areas with high biodiversity value. We are concerned with the protection of riverbanks and the surrounding areas of streams and springs, as they are important for soil conservation and as refuges for native fauna. In that regard, we carry out monitoring of native fauna and flora and water resources.

We are currently in compliance with all applicable environmental laws and environmental licenses and permits. In 2024, we obtained the renewal of the UMA operating license, valid until November 28, 2030, which authorizes us to crush 1.2 million tons of sugarcane per year. Regarding the Angélica mill operating license, we requested its renewal on November 18, 2022, which was valid until March 29, 2023. Our application for a new license is currently under analysis by the environmental agency and the new license should be issued to us during 2025, authorizing us to crush up to 6.5 million tons of sugarcane per year. The Ivinhema mill operating license is valid until July 19, 2027 and authorizes us to crush up to 7.2 million tons of sugarcane per year. In addition to the operating license, we have also obtained other licenses and authorizations related to the Ivinhema plant for other matters, such as expansion to organic fertilizer formulations, water collection and consumption, gas pipeline, expansion and operation of gas stations and expansion of biomethane production. Failure to obtain any of the required environmental licenses may limit our operations, prevent us from operating and subject us to penalties and fines.
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

Regulation and Control of Agri-Food Production in Argentina

As of February 25, 2011, the National Office of Commercial Agriculture and Livestock Control (“Oficina Nacional de Control Comercial Agropecuario” or “ONCCA”) was dissolved pursuant to Decree No. 192/2011. The powers previously held by the ONCCA were transferred to the Ministry of Agriculture, Livestock and Fishing (Ministerio de Agricultura, Ganadería y Pesca, or the “Ministry of Agriculture”) of Argentina and to the Internal Consumer Subsidy Coordination and Evaluation Unit (Unidad de Coordinación y Evaluación de Subsidios al Consumo Interno or “UCESCI,” after its acronym in Spanish), an entity created by means of Decree No. 193/2011. Such entity was then dissolved by means of Decree No. 444/2017, which transferred the powers granted to the UCESCI to the Ministry of Agriculture. As a result, the Ministry of Agriculture is the authority responsible for enforcing the regulations issued by the ONCCA. After the distribution of tasks established in Decree No. 8/2023 issued on December 11, 2023, under the Administration of President Javier Milei, the Ministry of Economy is in charge of monitoring agricultural compliance with commercialization regulations. Ever since, this entity has been the one in charge of promoting strategies to improve market access conditions for agricultural products, in coordination with other areas of the National Public Administration with competence in this area.

Under applicable regulations, all persons involved in the commercialization and manufacturing of grains and dairy products must be registered with the Registry of Operators of the Agro-industrial Chain (Registro Único de Operadores de la Cadena Agroindustrial or “RUCA” after its acronym in Spanish), which provides for the registration of any individual or company involved in the trade and industrialization of food products in the markets for grains, livestock and dairy products and their by-products and derivatives, pursuant to Resolution No. 302/2012, as amended, issued by the Ministry of Agriculture. According to annex I of Resolution No. 21/2017, last amended by Resolution No. 82/2024 of the Federal Secretariat of Agriculture, Livestock and Fisheries, the RUCA has no expiration date, as long as the conditions and requirements established in connection with its granting and validity are met by the operator, and it complies with the obligations imposed by current and future regulations. Grain producers must stock grains at facilities and maintain a record of the grain stock stored at such facilities to be filed with the RUCA. Registration with the RUCA is a mandatory requirement to engage in any of the activities it regulates. Moreover, under the organizational chart approved by Decree No. 293/2024, RUCA is currently coordinated by the Undersecretariat for Agricultural Markets and International Negotiations. Agricultural companies may have additional registration obligations depending on the characteristics of grain purchase operations, such as the ones regulated for grain buyers in Resolution No. 438/2023 of the Secretariat of Agriculture, Livestock and Fishing.

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

The Argentine Grain Stabilization Fund (Fondo Estabilizador del Trigo Argentino), created by Decree No. 132/2022 to contribute to the mitigation of the increase in the price per ton of grain bought by Argentine windmills as a result of the conflict between Russia and Ukraine, was repealed by Resolution No. 142/2024 of the Ministry of Economy, which revoked the relevant trust agreement and ordered the liquidation of this Fund.

Recent Developments

Tether offer

On March 26, 2025, we entered into a Transaction Agreement with Tether, an El Salvador corporation and a member of the Tether Group which includes the issuer of USDT, the world’s largest stablecoin.

Pursuant to the terms of the Transaction Agreement, on March 28, 2025, Tether commenced a tender offer (the “Offer”) to acquire up to 49,596,510 common shares of the Company at a price in cash of $12.41 per common share

(representing, when added to the common shares already owned by Tether, approximately 70% of the outstanding common shares of the Company), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 28, 2025. The closing of the transaction is subject to certain closing conditions, including there being validly tendered and not validly withdrawn a number of common shares that, when added to the common shares already owned by Tether, represents at least 51% of the outstanding common shares on a fully diluted basis.

The Offer is scheduled to expire at 12:00 midnight, New York City time, on April 24, 2025, unless Tether extends the period of time during which the Offer is open in accordance with the terms of the Transaction Agreement, in which event the Offer will expire at a later date. Provided that the closing conditions of the Offer are satisfied, we expect the Offer to close by April 30, 2025. Nonetheless, there can be no assurance that the conditions for the Offer will be satisfied and thus no assurance that the Offer will be closed.

For an additional discussion of the Offer and its terms, see “Item 4. Information on the Company—A. History and Development of the Company—Corporate Development.”

Loans to related parties

During February 2025, Adeco Agropecuaria S.A., a wholly owned subsidiary, granted a loan to senior management of the company for a total amount of up to USD 20 million for a period of one year and with a 2.17% annual interest rate. Under this line of credit, on February 24, 2025, an amount of USD 15.9 million has been disbursed. This credit line is guaranteed by the shares of the company Río Porá S.A. Adeco Agropecuaria has a lease agreement of a farm signed with Río Porá.
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

As of April 2025 our principal shareholders were Tether Holdings, S.A. de C.V., Stichting Pensioenfonds Zorg en Welzijn, Route One Investment Co LP, Helikon Investments Limited, Route One Investment Company, L.P., Banco Santander, S.A and Directors, Executive Officers and Company’s employees as a group. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”
D.PROPERTY, PLANTS AND EQUIPMENT
See “B. Business Overview—Land Transformation Activities — Our Farms”; “—Property, Plant and Equipment.”
Item 4A.    Unresolved Staff Comments
Not applicable.
Item 5.    Operating and Financial Review and Prospects
Item 5 of this Annual Report on Form 20-F discusses the Company’s operating and financial review and prospects as of and for the fiscal years ended December 31, 2024 and 2023. For a discussion of the Company’s operating and financial review and prospects as of and for the fiscal years ended December 31, 2023 and 2022, see "Item 5. Operating and Financial Review and Prospects—A. Operating Results— For the year ended December 31, 2023, as compared to year ended December 31, 2022,” and “—B. Liquidity and Capital Resources,” included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023 filed with the SEC on April 26, 2024 which are incorporated herein by reference.
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
Agricultural Activities
Our agricultural activities involve the management of the biological transformation of biological assets into agricultural produce for sale to third parties, or into agricultural products that we use in our manufacturing activities. We measure our biological assets and agricultural produce in accordance with IAS 41 "Agriculture." IAS 41 requires biological assets to be measured on initial recognition and at each balance sheet date at their fair value less cost to sell, with changes in fair value recognized in the statement of income as they occur. As market prices are generally not available for biological assets while they are growing, we use the present value of expected net cash flows as a valuation technique to determine fair value, as further discussed below in Note 32 to the Consolidated Financial Statements. In addition, agricultural produce at the point of harvest is measured at fair value less cost to sell, which is generally determined by reference to the quoted market price in the relevant market. Consequently, the gains and losses arising on initial recognition and changes in fair value of our biological assets and the initial recognition of our agricultural produce at the point of harvest are accounted for in the statement of income in the line item "Initial recognition and changes in fair value of biological assets and agricultural produce."
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
We consider gains and losses recorded in the line items of the statement of income "Initial recognition and changes in fair value of biological assets and agricultural produce" and "Changes in net realizable value of agricultural produce after harvest" to be realized only when the related produce or manufactured product is sold to third parties and, therefore, converted into cash or other financial assets. Therefore, "realized" gains or losses mean that the related produce or product has been sold and the proceeds are included in revenues for the year. See Note 32 to the Consolidated Financial Statements for a discussion of the accounting treatment, financial statement, presentation and disclosure related to our agricultural activities.
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
The occurrence of severe adverse weather conditions, especially droughts, hail, floods or frost, are unpredictable and may have a potentially devastating impact on agricultural production and may otherwise adversely affect the supply and prices of the agricultural commodities that we sell and use in our business. The effects of severe adverse weather conditions may also reduce yields at our farms. Yields may also be affected by plague, disease or weed infection and operational problems, such as Spiroplasma disease, which affected corn yield during the 2023/2024 harvest season. See “Item—3. Key Information—D. Risk Factors—Risks Related to Our Business and Industries—Unpredictable weather conditions, including as a result of climate change, pest infestations and diseases may have an adverse impact on agricultural production.”

The following table sets forth our average crop, rice and sugarcane yields per hectare for the periods indicated:

	2023/2024	2022/2023	2021/2022	% Change
	Harvest Year	Harvest Year	Harvest Year	2023/2024 -2022/2023	2022/2023 -2021/2022
Corn (1)	5.2	4.7	5.9	10.6%	(20.3)%
Soybean	2.8	1.8	2.5	55.6%	(28.0)%
Wheat (2)	3.1	2.3	3.0	34.8%	(23.3)%
Peanut	3.6	2.0	2.8	80.0%	(28.6)%
Sunflower	1.7	1.8	1.7	(5.6)%	5.9%
Rice	6.1	6.4	6.8	(4.7)%	(5.9)%
Sugarcane (3)	69.8	79.7	66.5	(12.4)%	19.8%

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

Effects of Fluctuations in Commodities Prices
Commodity prices have historically experienced substantial fluctuation. For example, between January 1, 2024 and December 31, 2024, sugar prices decreased by 7.8%, according to Intercontinental Exchange of New York (“ICE-NY”) data, and ethanol prices increased by 41.1%, according to Escola Superior de Agricultura “Luiz de Queiroz” (“ESALQ”) data. Also, based on Chicago Board of Trade (“CBOT”) data, from January 1, 2024 to December 31, 2024, soybean prices decreased 21.6% and corn prices decreased by 1.1%. Commodity price fluctuations affect our consolidated statements of income, as they have an effect over:

•the initial recognition and changes in the fair value of biological assets and agricultural produce in respect of unharvested biological assets undergoing biological transformation;
•changes in net realizable value of agricultural produce for inventory carried at its net realizable value; and
•sales of manufactured products and agricultural produce to third parties.

The following graphs show the spot market price of some of our main products between December 31, 2018 and December 31, 2024, highlighting the period between January 1 and December 31, 2024:

Soybean in U.S. cents per bushel (1)

1800,00
1600,00
1400,00
1200,00
1000,00
800,00
600,00
Dec-18
Dec-19
Dec-20
Dec-21
Dec-22
Dec-23
Dec-24

Corn in U.S. cents per bushel (1)

900,00
800,00
700,00
600,00
500,00
400,00
300,00
200,00
Dec-18
Dec-19
Dec-20
Dec-21
Dec-22
Dec-23
Dec-24

Sugar in U.S. cents per pound (2)

33
28
23
18
13
8
Dec-18
Dec-19
Dec-20
Dec-21
Dec-22
Dec-23
Dec-24

Ethanol in Reais per cubic meter (3)

4,1
3,8
3,5
3,2
2,9
2,6
2,3
2
1,7
1,4
1,1
0,8
Dec-18
Dec-19
Dec-20
Dec-21
Dec-22
Dec-23
Dec-24

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
The following table sets forth the production area for the periods indicated:

	Year ended December 31,
	2024	2023	2022	Chg (%) 2024-2023	Chg (%) 2023-2022
		Hectares
Crops (1)	196,777	194,225	194,236	1.3%	—%
Rice	64,477	58,452	60,857	10.3%	(4.0)%
Sugar, Ethanol and Energy	212,996	198,747	192,987	7.2%	3.0%
(1) Does not include second crop and forage area.
The increase in sugar, ethanol and energy production area in 2024 is explained by an increase in the leased space to ensure the sufficiency of our sugarcane supply during the entire year in accordance with our long-term growth plan, as well as in our rice operations, in which we continue allocating investments towards area expansion and increasing our leased space to support our growth strategy.
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
Moreover, economic conditions of the countries in which we operate may be impacted by inflation over domestic prices, which may result in higher costs and affect our revenues. High inflation rates may undermine the conditions that allow us to grow in those countries and induce to macroeconomic volatility, affecting overall competitiveness, increasing social and economic inequality, reducing employment, consumption and the level of economic activity and undermining confidence in the banking system, which could further limit domestic and international credit availability. In 2024, inflation in local currency in Argentina, Brazil and Uruguay was 117.8%, 4.8% and 5.5%, respectively. We present our results of operations adjusted by the effect of hyperinflationary accounting policies and translation for our Argentine operations according to IAS 29 (see “Presentation of Financial and Other Information—Financial reporting in a hyperinflationary economy). For further detail on the impact of inflation, see “Item 3. Key Information—D. Risk Factors—Risks Related to the Countries in Which We Operate—Inflation in some of the countries in which we operate, along with governmental measures to curb inflation, may have a significant negative effect on the economies of those countries and, as a result, on our financial condition and results of operations.”
In addition, government policies enacted in the countries in which we operate may have a material impact, or could materially affect, the Company’s operations. See “Item 3. Key Information—D. Risk Factors—Risks related to Our Business and Industries—Governmental policies reducing the amount of ethanol required to be added to gasoline, or eliminating tax incentives for flex-fuel vehicles, may adversely affect our business” and “—Our business is subject to significant governmental regulation, which may adversely affect our results of operations and financial condition.” See also “Item 4—Information on the Company—B. Business Overview,” for additional information concerning macroeconomic events.

Effects of Export Taxes on Our Products

The following table shows the export taxes applicable to our products for the year ended December 31, 2024:

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
As of December 31, 2024, the Argentine Peso-U.S. dollar exchange rate was Ps. 1,032.0 per U.S. dollar as compared to Ps. 808.5 per U.S. dollar as of December 31, 2023. As of December 31, 2024, the Real-U.S. dollar exchange rate was R$6.19 per U.S. dollar as compared to R$4.84 per U.S. dollar as of December 31, 2023.
The following graph shows the Argentine Peso-U.S. dollar rate and the real-U.S. dollar rate of exchange between December 31, 2018 and December 31, 2024, highlighting the period between January 1 and December 31, 2024:
(1)    Source: Bloomberg

Our principal foreign currency fluctuation risk involves changes in the value of the Brazilian Reais and the Argentine Peso relative to the U.S. dollar. Periodically, we evaluate our exposure and consider opportunities to mitigate the effects of currency fluctuations by entering into currency forward contracts and other hedging instruments.

Seasonality
Our business activities are inherently seasonal. We generally harvest and sell corn, soybean, rice, peanut and sunflower between February and August, and wheat from December to January. With the implementation of the "continuous harvest method,” sugarcane production is more stable during the year; however, the typical harvesting period in Brazil begins between April and May and ends between November and December. Sales of ethanol are generally concentrated during off-season to capture higher seasonal prices. Sales in other business segments, such as in our Dairy segment, tend to be more stable. However, milk sales are generally higher during the fourth quarter, when weather conditions are more favorable for production. As a result of the above factors, there may be significant variations in our results of operations from one quarter to another, since planting activities may be more concentrated in one quarter compared to another. In addition, our quarterly results may vary as a result of the effects of fluctuations in commodity prices and production yields and costs related to the “Initial recognition and changes in fair value of biological assets and agricultural produce” line item. See Note 32 to the Consolidated Financial Statements.

Capital Expenditures and Other Investments

Capital expenditures totaled US$274.2 million, US$250.2 million and US$229.1 million for the years ended December 31, 2024, 2023 and 2022, respectively. Our capital expenditures during the last three years consisted mainly of expenses related to (i) transforming and increasing the productivity of our land, (ii) planting sugarcane and (iii) expanding and upgrading our production facilities, such as our biogas project in Brazil and the expansion of our renewable energy generation capacity in that country; along with capital investments aimed at enhancing processing capacity in our dairy facilities in Argentina.

Effects of Corporate Taxes on Our Income
We are subject to a variety of taxes on our results of operations. The following table shows the applicable income tax rates in effect for 2024:

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

According to IFRS 8, operating segments are identified based on the ‘management approach’. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the Company’s chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company’s CODM is the Management Committee. IFRS 8 stipulates external segment reporting based on the Company’s internal organizational and management structure and on internal financial reporting to the CODM.

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

–The “Sugar, Ethanol and Energy” business is also a segment which consists of cultivating sugarcane which is processed in owned sugar mills, transformed into ethanol, sugar and electricity, in addition to biomethane and then marketed;

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

Key Financial and Operating Data
The following tables present selected sales, volumes, processing, planted areas and land use data solely for the periods indicated below:

	For the year ended December 31,
	2024	2023	Chg (%) 2024-2023
Sales	(In thousands of $)
Farming Business	810,953	576,564	40.7%
Crops	249,196	166,253	49.9%
Soybean (1)(2)	79,445	42,610	86.4%
Corn (3)	56,125	22,490	149.6%
Wheat (4)	22,942	7,984	187.3%
Peanut	59,310	63,646	(6.8)%
Sunflower	10,769	15,396	(30.1)%
Cotton Lint	3,893	8,383	(53.6)%
Other crops (5)	16,712	5,744	190.9%
Rice (6)	260,440	230,192	13.1%
Dairy (7)	301,317	180,119	67.3%
Sugar, Ethanol and Energy Business	707,954	722,307	(2.0)%
Sugar	391,738	419,858	(6.7)%
Ethanol	265,154	247,008	7.3%
Energy	37,029	35,985	2.9%
Other (8)	14,033	19,456	(27.9)%
Total	1,518,907	1,298,871	16.9%
(1)    Includes soybean, soybean oil and soybean meal.
(2)    2023/2024 does not include soybean planted in Brazil as cover crop during the implementation of the agricultural technique known as meiosis. Revenues corresponding to the sale of this product are booked in the Sugar, Ethanol and Energy business.
(3)     Includes sorghum, chia and bean.
(4)    Includes barley, rye, oats, chickpea and vetch.
(5)    Includes seeds and farming services.
(6)    Includes sales of processed rice including rough rice purchased from third parties and processed in our own facilities, rice seeds and services.
(7)    Includes sales of energy from our biodigester, which produces biogas from effluents of our cows.
(8)    Includes operating leases and other services.

	2023/2024	2022/2023	2021/2022
	Harvest	Harvest	Harvest	Chg (%) 2023/2024-2022/2023	Chg (%) 2022/2023-2021/2022
Production	Year (1)	Year (1)	Year (1)
Farming Business
Crops (tons)(2)	743,514	483,855	769,524	53.7%	(37.1)%
Soybean (tons) (3)	234,064	123,827	177,963	89.0%	(30.4)%
Corn (tons) (4)	310,497	192,615	342,621	61.2%	(43.8)%
Wheat (tons) (5)	88,207	83,290	137,953	5.9%	(39.6)%
Peanut (tons)	87,586	39,306	62,433	122.8%	(37.0)%
Sunflower (tons)	18,500	32,565	39,054	(43.2)%	(16.6)%
Cotton Lint (tons)	2,207	6,224	4,262	(64.5)%	46.0%
Others	2452	6,029	5,238	(59.3)%	15.1%
Rice (tons) (6)	357,980	354,128	416,735	1.1%	(15.0)%

(1)    The table reflects the production in respect of harvest-years as of December 31.
(2)    Crop production does not include 320,839 tons, 288,137 tons and 314,000 tons of forage produced as of December 31, in the 2023/2024, 2022/2023 and 2021/2022 harvest-years, respectively.
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

	For the year ended December 31,
	2024	2023	Chg (%) 2024-2023
Processed rice (1) (tons)	277,164	280,246	(1.1)%
Dairy(2) (thousand liters)	199,096	199,913	(0.4)%
Processed Milk (3) (thousand liters)	354,457	351,754	0.8%
Sugar, Ethanol and Energy Business
Sugar (tons)	832,389	805,608	3.3%
Ethanol (cubic meters)	532,715	522,508	2.0%
Energy (4) (MWh)	743,488	694,259	7.1%
(1)    Includes rough rice purchased from third parties and processed in our own facilities. Expressed in tons of rough rice (one ton of processed rice is approximately equivalent to 1.6 tons of rough rice).
(2)    Raw milk produced at our dairy farms.
(3)    Consists of our and third parties` raw milk processed in our industrial facilities of Morteros and Chivilcoy.
(4)    Energy exported to grid.

	2024/2025	2023/2024	2022/2023	Chg (%) 2024/2025-2023/2024	Chg (%) 2023/2024-2022/2023
	Harvest	Harvest	Harvest
Planted Area	Year (1)	Year	Year
		(Hectares)
Farming Business (1)
Crops	252,380	232,852	223,296	8.4%	4.3%
Soybean (2)	92,419	88,691	81,770	4.2%	8.5%
Corn (2)(3)	46,836	59,812	41,411	(21.7)%	44.4%
Wheat (4)	47,818	28,142	35,789	69.9%	(21.4)%
Peanut	25,353	24,282	19,813	4.4%	22.6%
Sunflower	12,614	10,832	18,131	16.5%	(40.3)%
Cotton	4,890	5,199	10,075	(5.9)%	(48.4)%
Others	10,850	3,692	2,657	193.9%	38.9%
Forage	11,599	12,202	13,650	(4.9)%	(10.6)%
Rice	64,477	58,452	55,648	10.3%	5.0%
Total Planted Area	316,857	291,304	278,944	8.8%	4.4%
Second Harvest Area	44,004	26,587	32,763	65.5%	(18.9)%
Leased Area	162,218	153,040	130,463	6.0%	17.3%
Owned Croppable Area (5)	99,036	99,637	102,127	(0.6)%	(2.4)%
(1)    Represents the planting plan for the 2024/2025 harvest-year. As of February 23, 2025, 99.8% of the planting plan is seeded.
(2)    Includes hectares planted in the second harvest.
(3)    Includes sorghum.
(4)    Includes barley, rye, oats, chickpea and vetch.
(5)    Does not include potential croppable areas being evaluated for transformation and does not include forage area.

	For the year ended December 31,
	2024	2023	Chg (%) 2024-2023
Sugar, Ethanol and Energy Business
Sugarcane plantation	212,996	198,747	7.2%
Owned land	12,951	10,024	29.2%
Leased land	200,045	188,723	6.0%

For the year ended December 31, 2024, as compared to year ended December 31, 2023
The following table sets forth certain financial information with respect to our consolidated results of operations for the years indicated.

	2024	2023	Chg (%) 2024-2023
	(In thousands of $)
Revenue	1,518,907	1,298,871	16.9%
Cost of revenue	(1,198,715)	(973,180)	23.2%
Initial recognition and changes in fair value of biological assets and agricultural produce	143,081	87,858	62.9%
Changes in net realizable value of agricultural produce after harvest	(28,437)	1,838	(1,647.2)%
Margin on manufacturing and agricultural activities before operating expenses	434,836	415,387	4.7%
General and administrative expenses	(103,880)	(70,320)	47.7%
Selling expenses	(153,482)	(129,092)	18.9%
Other operating income, net	4,824	25,590	(81.1)%
Profit from operations	182,298	241,565	(24.5)%
Finance income	16,808	157,100	(89.3)%
Finance costs	(166,441)	(122,087)	36.3%
Other financial results - Net gain / (loss) of inflation effects on monetary items	2,421	28,816	(91.6)%
Financial results, net	(147,212)	63,829	(330.6)%
Profit before income tax	35,086	305,394	(88.5)%
Income tax benefit / (expense)	57,015	(78,673)	(172.5)%
Profit for the year	92,101	226,721	(59.4)%

Sales of Goods and Services Rendered

For the year ended December 31,	Crops	Rice	Dairy	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2024	249,196	260,440	301,317	707,954	1,518,907
2023	166,253	230,192	180,119	722,307	1,298,871

Sales of goods and services rendered increased 16.9%, from US$1.30 billion for the year ended December 31, 2023, to US$1.52 billion for the same period in 2024, primarily as a result of:
•a US$121.2 million increase in our Dairy segment mainly due to (i) an increase in domestic market sales with higher value added products, mainly driven by a 13.3% and 16.7% increase in UHT cream and chocolate milk, from US$3.0 and US$1.2 per liter during the year ended December, 31, 2023 to US$3.4 and US$1.4 per liter during the same period in 2024, respectively; (ii) a positive impact of US$17.2 million due to the application of hyperinflation accounting and translation to our Argentine operations during the year ended December 31, 2024, compared to a negative impact of US$66.8 million during the same period in 2023.
•a US$82.9 million increase in our Crops segment driven by: (i) a 107.3% increase in the volume of soybean, from 108,942 tons for the year ended December 31, 2023, to 225,725 tons during the same period in 2024, a 88.5% and 77.7% increase in the volume of corn and wheat sold, respectively, from 160,522 and 60,019 tons during the year ended December 31, 2023, to 302,459 and 106,643 tons during the same period in 2024, principally due to the normalization of weather conditions during 2024; partially offset by a 10.0% decrease in soybean prices; and (ii) a positive impact of US$13.1 million due to the application of hyperinflation accounting and translation to our Argentine operations for the year ended December 31, 2024, compared to a negative impact of US$50.7 million for the same period in 2023;

The following table sets forth the breakdown of sales for the years indicated.

	Year ended December 31,			Year ended December 31,			Year ended December 31,
	2024	2023	% Chg	2024	2023	% Chg	2024	2023	% Chg
	(In millions of $)			(In thousands of tons)			(In $ per ton)
Soybean	79.4	42.6	86.4%	225.7	108.9	107.3%	352.0	391.1	(10.0)%
Corn (1)	56.1	22.5	149.3%	302.5	160.5	88.5%	185.6	140.1	32.5%
Wheat	22.9	8.0	186.3%	106.6	60.0	77.7%	215.1	133.0	61.7%
Peanut	59.3	63.6	(6.8)%	36.4	49.7	(26.8)%	1,631.3	1,280.0	27.4%
Sunflower	10.8	15.4	(29.9)%	15.6	34.6	(54.9)%	690.0	444.3	55.3%
Others	20.6	14.2	46.1%
Total	249.2	166.3	49.8%
(1) Includes sorghum.

•a US$30.2 million increase in our Rice segment, mainly driven by: (i) a 17.7% increase in the price of white rice, from US$679.2 per ton for the year ended December 31, 2023, to US$799.1 per ton for the same period in 2024, partially offset by a 144.1% increase in inventories, from 31.5 thousand tons for the year ended December 31, 2023, to 76.9 thousand tons for the same period in 2024; and (ii) a positive impact of US$12.2 million due to the application of hyperinflation accounting and translation to our Argentine operations for the year ended December 31, 2024, compared to a negative impact of US$26.2 million for the same period in 2023.

These effects were partially offset by:
•a US$14.4 million decrease in our Sugar, Ethanol and Energy segment, mainly due to: (i) a 12.2% decrease in average sugar price, from US$527.3 per ton for the year ended December 31, 2023 to US$463.2 per ton for the same period in 2024, a 10.1% decrease in average ethanol price, from US$536.1 per ton for the year ended December 31, 2023 to US$ 481.8 per ton for the same period in 2024;

The following table sets forth the breakdown of sales of manufactured products for the years indicated.

	For the year ended December 31,			For the year ended December 31,			For the year ended December 31,
	2024	2023	Chg %	2024	2023	Chg %	2024	2023	Chg %
	(in millions of $)			(in thousand units)			(in dollars per unit)
Ethanol (cubic meters)	265.2	247.0	7.4%	550.3	460.7	19.4%	481.8	536.1	(10.1)%
Sugar (tons)	391.7	419.9	(6.7)%	845.8	796.3	6.2%	463.2	527.3	(12.2)%
Energy (MWh)	37.0	36.0	2.8%	844.7	834.4	1.2%	43.8	43.1	1.6%
Others	14.0	19.5	(28.2)%
TOTAL	708.0	722.4	(2.0)%

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

Cost of Goods Sold and Services Rendered

For the year ended December 31,	Crops	Rice	Dairy	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2024	(226,333)	(218,295)	(255,247)	(498,840)	(1,198,715)
2023	(143,879)	(170,258)	(154,473)	(504,570)	(973,180)

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
Cost of manufactured products sold, and services rendered increased 23.2%, from US$0.9 billion during the 12-month period ended December 31, 2023, to US$1.2 billion for the same period in 2024. This increase was primarily due to:

•a US$100.8 million increase in our Dairy segment, mainly driven by a 5.0% increase in raw milk prices purchases (from 0.40 in 2023 to 0.42 USD per liter in 2024); coupled with a negative impact of US$13.5 million due to the application of hyperinflation accounting and translation to our Argentine operations for the year ended December 31, 2024, compared to a positive impact of US$54.9 million for the same period in 2023;
•a US$82.5 million increase in our Crops segment, mainly due to a 49.9% increase in sales driven by a recovery in yields versus previous year which suffered La Niña weather event in Argentina and Uruguay; coupled with a negative impact of US$12.4 million due to the application of hyperinflation accounting and translation to our Argentine operations for the year ended December 31, 2024, compared to a positive impact of US$45.1 million for the same period in 2023.

•a US$48.0 million increase in our Rice segment, mainly driven by higher rough rice prices; coupled with a negative impact of US$10.0 million due to the application of hyperinflation accounting and translation to our Argentine operations for the year ended December 31, 2024, compared to a positive impact of US$8.1 million for the same period in 2023;

These effects were partially offset by:
•a US$5.7 million decrease in our Sugar, Ethanol and Energy segment, mainly due to lower input costs and improved operational efficiencies, despite a higher volume of TRS sold; coupled with the impact of a 9% depreciation of the Brazilian real, from 4.97 brl per usd for the year ended December 31, 2023, to an average of 5.43 brl per usd during the same period in 2024.

Initial Recognition and Changes in Fair Value of Biological Assets and Agricultural Produce

Year ended December 31,	Crops	Rice	Dairy	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2024	33,050	53,436	15,429	41,166	143,081
2023	(10,327)	(4,301)	8,050	94,436	87,858

Initial recognition and changes in fair value of biological assets and agricultural produce increased 62.8%, from US$87.9 million for the year ended December 31, 2023, to US$143.1 million for the same period in 2024. This increase was mainly due to:

- a US$57.7 million increase in our Rice segment, from a loss of US$4.3 million for the year ended December 31, 2023 (US$1.5 million of which were realized losses) to a gain of US$53.4 million for the same period in 2024 (US$27.1 million of which were realized gains). This increase was in turn due to:

•a US$33.7 million increase in the recognition at fair value of harvested rice at the point of harvest, as adjusted for sales costs, from US$0.9 million for the year ended December 31, 2023, to a gain of US$34.7 million for the same period in 2024, mainly driven by a 17.7% increase in white rice prices; coupled with a positive impact of US$7.7 million due to hyperinflation accounting and translation for our Argentine operations for the year ended December 31, 2024, compared to a negative impact of US$1.8 million for the same period in 2023; and a US$14.5 million increase in our non-harvested rice, from a US$3.5 million loss for the year ended December 31, 2023, to a gain of US$11.1 million for the same period in 2024, mainly driven by better than expected yields.

- a US$43.4 million increase in our Crops segment from a loss of US$10.3 million for the year ended December 31, 2023 (US$9 million of which were realized losses) to a gain of US$33.1 million for the same period in 2024 (US$18.2 million of which were realized gains). This increase was in turn primarily due to:

•a positive impact of US$4.7 million resulting from the application of hyperinflation accounting and translation to our Argentine operations for the year ended December 31, 2024, compared to a negative impact of US$5.5 million for the same period in 2023, coupled with the recognition at fair value of harvested crops, as adjusted for sales costs, which increased US$35.6 million, from a loss of US$6.7 million for the year ended December 31, 2023, to a gain of US$28.4 million for the same period in 2024, which was mainly driven by a general recovery in yields;

- a US$7.4 million increase in our Dairy segment, from US$8.1 million for the year ended December 31, 2023 (from US$26.7 million of realized gains) to US$15.4 million for the same period in 2024 (from US$45.0 million of realized gains). This increase was due to:

•a decrease in cow nutrition costs mainly driven by the recovery for the year ended December 31, 2024 from La Niña weather event and an increase in supply of corn silages as compared to the same period in 2023, coupled with a positive impact of US$0.9 million due to the application of hyperinflation accounting and translation to our Argentine operations for the year ended December 31, 2024, compared to a negative impact of US$6.0 million in the same period in 2023.

These effects were partially offset by:
- a US$53.3 million decrease in our Sugar, Ethanol and Energy segment from US$94.4 million for the year ended December 31, 2023 (US$15.4 million of which were unrealized gains) to US$41.2 million for the same period in 2024 (including US$23.9 million of unrealized losses). This decrease was mainly due to:

•a US$9.2 million decrease in the recognition at fair value of non-harvested sugarcane, from a loss of US$14.7 million for the year ended December 31, 2023, to a loss of US$23.9 million in the same period in 2024, mainly driven by lower than expected sugarcane productivity levels between years, coupled with a US$41.0 million decrease in the recognition at fair value of harvested sugarcane, from US$108.2 million for the year ended December 31, 2023, to US$67.1 million for the same period in 2024, mainly due to 4% lower sugarcane prices for the period.

Changes in Net Realizable Value of Agricultural Produce after Harvest

Year ended December 31,	Crops	Rice	Dairy	Sugar, Ethanol and Energy	Total
	(In thousands of $)
2024	(22,436)	(6,555)	—	554	(28,437)
2023	1,994	—	—	(156)	1,838
Changes in net realizable value of agricultural produce after harvest is mainly comprised of: (i) profit or loss from commodity price fluctuations during the period the agricultural produce is in inventory, which has an impact over its fair value; (ii) profit or loss from the valuation of forwards contracts related to agricultural produce in inventory; and (iii) profit from direct exports.
Changes in net realizable value of agricultural produce after harvest decreased US$30.3 million, from a gain of US$1.8 million for the year ended December 31, 2023, to a loss of US$28.4 million for the same period in 2024, as a result of a decrease in crop prices after harvest, which resulted in a lower fair value of our crops held in inventories, adjusted by local inflation in Argentina, for the year ended December 31, 2024.

General and Administrative Expenses

Year ended December 31,	Crops	Rice	Dairy	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
2024	(20,139)	(18,280)	(12,687)	(25,179)	(27,595)	(103,880)
2023	(9,913)	(11.273)	(6,955)	(25,591)	(16,588)	(70,320)
Our general and administrative expenses increased 47.7%, from US$70.3 million during the year ended December 31, 2023, to US$103.9 million during the same period in 2024. This increase was primarily driven by higher depreciation expenses, which increased significantly, mainly due to higher capital investments made during the year, coupled with higher costs in dollar terms in our operations in Argentina, impacted by higher inflation rates which outpaced the local currency devaluation.

Selling Expenses

Year ended December 31,	Crops	Rice	Dairy	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
2024	(18,300)	(32,506)	(29,593)	(73,804)	721	(153,482)
2023	(16,114)	(26,449)	(17,176)	(69,155)	(198)	(129,092)
Selling expenses increased 18.9%, from US$129.1 million for the year ended December 31, 2023, to US$153.5 million for the same period in 2024. This increase is mainly explained by a proportional increase in our Farming sales, coupled with higher costs in dollar terms in our operations in Argentina, impacted by higher inflation rates which outpaced the local currency devaluation.
Other Operating Income, Net

For the year ended December 31,	Crops	Rice	Dairy	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
2024	(5,052)	(18,340)	4,614	23,303	299	4,824
2023	15,285	7,218	912	2,463	(288)	25,590

Other operating income decreased from US$25.6 million for the year ended December 31, 2023, to US$4.8 million for the same period in 2024, primarily due to:

•a US$25.6 million decrease in our Rice segment mainly related to a US$22.0 million loss due to investment property in our rice operations during 2024.
•a US$20.3 million decrease in our Crops segment mainly driven by a US$14.0 million loss for a fire in a warehouse cell in our Peanut facility located in the Province of Cordoba, which damaged the inventory stored therein. As a result, the Company recognized an impairment loss of approximately US$12.0 million and US$2.0 million for inventories and property, plant and equipment, respectively.

These effects were partially offset by a US$20.8 million increase in our Sugar, Ethanol and Energy segment due to the recognition of tax credits, coupled with the mark-to-market effect of our sugar hedge positions.

Financial Results, Net
Our financial results, net decreased from a gain of US$63.8 million for the year ended December 31, 2023, to a loss of US$147.2 million for the same period in 2024. The net foreign exchange loss primarily reflects the depreciation of functional currencies—such as the Argentine Peso and the Brazilian Real—against the U.S. dollar, which increased the value of our foreign currency-denominated liabilities in local currency terms, thereby negatively impacting our financial results. Additionally, the loss may also reflect the revaluation of foreign currency-denominated assets that decreased in value due to exchange rate fluctuations.Moreover, the line of Net gain of inflation effects on the monetary items decreased from a gain of US$28.8 million for the year ended December 31, 2023, to a gain of US$2.4 million for the same period in 2024. These reflects the results derived from the exposure of our net monetary position to inflation in Argentina. Monetary assets generate a loss when exposed to inflation while monetary liabilities generate a gain when inflation reduces their outstanding balances in real terms. The positive results are primarily driven by the impact of inflation on our accounts payables and short-term debt in local currency. Inflation rates in Argentina stood at 117.8% and 211.4% in 2024 and 2023, respectively.

The following table sets forth the breakdown of financial results for the periods indicated.

	Year ended December 31,
	2024	2023
	(In thousand of $)		% Change
Interest income	16,048	7,134	125.0%
Interest expense	(40,869)	(31,906)	28.1%
Finance Cost - Right-of-use Assets	(32,937)	(40,203)	(18.1)%
Foreign exchange gain/(losses), net	(37,569)	90,930	(141.3)%
Cash flow hedge – transfer from equity	(28,650)	(36,863)	(22.3)%
Gain from interest rate /foreign exchange rate derivative financial instruments	(9,347)	3,501	(367.0)%
Taxes	(7,572)	(5,473)	38.4%
Other Income	(8,735)	47,893	(118.2)%
Other financial results - Net gain of inflation effects on the monetary items	2,421	28,816	(91.6)%
Total Financial Results	(147,210)	63,829	(330.6)%
Income Tax benefit / (expense)
Current income tax totaled a benefit of US$57.0 million for the year ended December 31, 2024, compared to an expense of US$78.7 million for the same period in 2023.
In 2024, income tax calculated at the tax rates applicable in the countries where we operate amounted to an expense of US$8.7 million. Income tax expense has been adjusted for (i) a US$37 million gain related to the application of IAS 29 to the shareholders’ equity of our Argentine Subsidiaries; (ii) non-taxable income of US$15.2 million related to a supplementary law in Brazil (Lei Complementar or “Supplementary Law”) which provides for ICMS tax benefits granted by the Brazilian Government with the objective of subsidizing investments by excluding such grants from the calculation of tax benefits; and (iii) the recognition of unused tax losses for US$9.9 million, mainly by our Argentine subsidiaries resulting from tax inflation adjustments (See Note 10 to our Consolidated Financial Statements).
In 2023, income tax calculated at the tax rates applicable in the countries where we operate amounted to an expense of US$103.9 million. Income tax expense has been adjusted for (i) a US$30 million loss related to the application of IAS 29 to the shareholders’ equity of our Argentine Subsidiaries; (ii) a US$1.3 million gain due to changes in the statutory income tax in Argentina and (iii) a US$1.6 million loss related to non-deductible items, partially offset by (a) the recognition of unused tax losses for US$39 million, mainly by our Argentine subsidiaries resulting from Tax inflation adjustment (See Note 10 to our Consolidated Financial Statements), and (b) non-taxable income in the amount of US$20.0 million related to the Supplementary Law, which provides for ICMS tax benefits granted by the Brazilian Government with the objective of subsidizing investments by excluding such grants from the calculation of tax benefits.

Profit for the Year
As a result of the foregoing, our net income total increased US$92.1 million and US$226.9 million for the years ended December 31, 2024 and 2023, respectively.

Year Ended December 31, 2023, as compared to year ended December 31, 2022

See “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023 for a comparative discussion for the years ended December 31, 2023 and 2022.

Reconciliation of non-IFRS measures:

Below are reconciliations of non-IFRS measures related to our consolidated statements of income. See “Presentation of Financial And Other Information—Non-IFRS Financial Measures.”

The following tables show a reconciliation of Adjusted Segment EBITDA to our segments’ profit / (loss) from operations before financing and taxation, the most directly comparable IFRS financial measure, and a reconciliation of Adjusted Consolidated EBITDA to our net profit (loss) for the year, the most directly comparable IFRS financial measure, for each of the years ended December 31, 2024, 2023 and 2022.

	For the year ended December 31, 2024
	Crops	Rice	Dairy	Farming Subtotal	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
Adjusted Segment EBITDA (unaudited)
Profit/(Loss) from Operations as per Segment Information	(10,380)	17,250	21,504	28,374	175,154	(24,422)	179,106
Net loss from Fair value adjustment of investment property as per Segment Information	588	18,137	—	18,725	—	—	18,725
Reverse of revaluation surplus derived from the disposals of assets before taxes	9,024	—	—	9,024	—	—	9,024
Impairment of assets destroyed by fire	14,162	—	—	14,162	—	—	14,162
Adjusted Segment EBIT (unaudited)(1)	13,394	35,387	21,504	70,285	175,154	(24,422)	221,017
Depreciation of Property, plant and equipment and amortization of Intangible Assets as per Segment Information	5,698	14,798	12,219	32,715	189,006	1,523	223,244
Adjusted Segment EBITDA (unaudited)(1)	19,092	50,185	33,723	103,000	364,160	(22,899)	444,261
Reconciliation to Profit
Profit for the year							92,101
Income tax expense							(57,015)
Interest expense, net							24,821
Foreign exchange, net							37,569
Other financial results - Net (gain) of inflation effects on the monetary items							(2,421)
Other financial results, net							87,243
Combined effects of IAS 29 and IAS 21 of the Argentine subsidiaries of Profit from operations							(3,192)
Revaluation surplus derived from the disposals of assets before taxes							9,024
Net loss from Fair value adjustment of investment property as per Segment Information							18,725
Impairment of assets destroyed by fire							14,162
Adjusted Consolidated EBIT (unaudited) (1)							221,017
Depreciation of Property, Plant and Equipment and amortization of Intangible Assets as per Segment Information							223,244
Adjusted Consolidated EBITDA (unaudited)(1)							444,261
(1)See “Presentation of Financial and Other Information” for the definitions of “Adjusted Segment EBIT,” “Adjusted Consolidated EBIT,” “Adjusted Segment EBITDA” and “Adjusted Consolidated EBITDA.”

	For the year ended December 31, 2023
	Crops	Rice	Dairy	Farming Subtotal	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
Adjusted Segment EBITDA (unaudited)
Profit/(Loss) from Operations as per Segment Information	8,603	33,891	17,572	60,066	219,734	(23,675)	256,125
Net (gain) from Fair value adjustment of investment property	(10,199)	(1,176)	—	(11,375)	—	—	(11,375)
Reverse of revaluation surplus derived from the disposals of assets before taxes	20,245	—	—	20,245	—	—	20,245
Adjusted Segment EBIT (unaudited)(1)	18,649	32,715	17,572	68,936	219,734	(23,675)	264,995
Depreciation and amortization	8,330	15,154	10,913	34,397	175,903	1,275	211,575
Adjusted Segment EBITDA (unaudited)(1)	26,979	47,869	28,485	103,333	395,637	(22,400)	476,570
Reconciliation to Profit
Profit for the year							226,721
Income tax expense							78,673
Interest expense, net							24,772
Foreign exchange, net							(90,930)
Other financial results - Net loss of inflation effects on the monetary items							(28,816)
Other financial results, net							31,145
Combined effects of IAS 29 and IAS 21 of the Argentine subsidiaries of Profit from operations							14,560
Revaluation surplus derived from the disposals of assets before taxes							20,245
Net (gain) from Fair value adjustment of investment property							(11,375)
Adjusted Consolidated EBIT (unaudited)(1)							264,995
Depreciation and amortization							211,575
Adjusted Consolidated EBITDA (unaudited)(1)							476,570
(1)See “Presentation of Financial and Other Information” for the definitions of “Adjusted Segment EBIT,” “Adjusted Consolidated EBIT,” “Adjusted Segment EBITDA” and “Adjusted Consolidated EBITDA.”

	For the year ended December 31, 2022
	Crops	Rice	Dairy	Farming Subtotal	Sugar, Ethanol and Energy	Corporate	Total
	(In thousands of $)
Adjusted Segment EBITDA (unaudited)
Profit/(Loss) from Operations as per Segment Information	18,733	19,792	21,385	59,910	212,850	(23,806)	248,954
Bargain purchase gain on acquisition as per Segment Information	—	(10,070)	—	(10,070)	—	—	(10,070)
Net loss from fair value adjustment of investment property	2,184	580	—	2,764	—	—	2,764
Adjusted Segment EBIT (unaudited)(1)	20,917	10,302	21,385	52,604	212,850	(23,806)	241,648
Depreciation and amortization	8,017	12,215	10,075	30,307	160,920	(22)	191,205
Adjusted Segment EBITDA (unaudited)(1)	28,934	22,517	31,460	82,911	373,770	(23,828)	432,853
Reconciliation to Profit
Profit for the year							108,606
Income tax benefit							26,758
Interest expense, net							44,256
Foreign exchange, net							(19,278)
Other financial results - Net (gain) of inflation effects on the monetary items							2,144
Other financial results, net							87,314
Combined effects of IAS 29 and IAS 21 of the Argentine subsidiaries of Profit from operations							(846)
Bargain purchase gain on acquisition as per Segment Information							(10,070)
Net loss from Fair value adjustment of investment property							2,764
Adjusted Consolidated EBIT (unaudited)(1)							241,648
Depreciation and amortization							191,205
Adjusted Consolidated EBITDA (unaudited)(1)							432,853
(1)See “Presentation of Financial and Other Information” for the definitions of “Adjusted Segment EBIT,” “Adjusted Consolidated EBIT,” “Adjusted Segment EBITDA” and “Adjusted Consolidated EBITDA.”

Adjusted Net Income
	2024	2023	2022
	(In thousands of $)
Profit for the year	92,101	226,721	108,606
Foreign exchange gains, net	37,569	(90,930)	(19,278)
Cash flow hedge – transfer from equity	28,650	36,863	40,195
Other financial results - Net (gain) / loss of inflation effects on monetary items	(2,421)	(28,816)	2,144
Net (gain) / loss from fair value adjustment of investment property	23,375	(10,620)	2,961
Impairment of assets destroyed by fire	14,259	—	—
Bargain purchase gain on acquisition	—	—	(10,107)
Revaluation surplus of farmland sold	9,024	20,245	—
Adjusted Net income	202,557	153,463	124,521

Adjusted Free Cash Flow	2024	2023	2022
	(In thousands of $)
Net cash generated from operating activities	328,331	434,907	370,026
Net cash used in investing activities	(231,565)	(111,552)	(299,264)
Interest paid	(24,629)	(55,476)	(44,788)
Lease payments	(98,478)	(104,097)	(91,175)
Dividends paid to non-controlling interest	(736)	—	(358)
Short-term investments	(14,510)	(35,610)	98,010
Reversal of Expansion Capital expenditures (unaudited)	104,067	67,119	70,786
Other financial income	(238)	(54,687)	—
IAS 29 & IAS 21 effect for operating Activities	102,797	16,383	38,043
IAS 29 & IAS 21 effect for investing Activities - less the effect over gains on bond arbitrage transactions included in Other financial income	7,273	10,635	83
IAS 29 & IAS 21 effect for Interest Paid	(9,395)	8,253	(77)
IAS 29 & IAS 21 acquisition of short-term investments	(2,034)	—	—
Adjusted Free Cash Flow from Operations (unaudited)	160,883	175,875	141,286
Expansion Capital expenditures (unaudited)	(104,067)	(67,119)	(70,786)
Adjusted Free Cash Flow (unaudited)	56,816	108,756	70,500

Indebtedness	2024	2023	2022
	(In thousands of $)
Net Debt (unaudited)	522,215	502,531	777,099
Net Debt / Adjusted Consolidated EBITDA (unaudited)	1.18 x	1.05 x	1.56 x

Reconciliation - Net Debt	2024	2023	2022
	(In thousands of $)
Total Borrowings	779,556	904,949	1,007,752
Cash and cash equivalents	(211,244)	(339,781)	(230,653)
Restricted short-term investments	(46,097)	(62,637)	(98,571)
Net Debt (unaudited)	522,215	502,531	678,528
Reconciliation of Adjusted Free Cash Flow to Net increase/(decrease) in Cash and Cash Equivalents

	2024	2023	2022
	(In thousands of $)
Net increase/(decrease) in cash and cash equivalents	(177,234)	114,612	47,189
Interest Paid	(24,629)	(55,476)	(44,788)
Lease Payments	(98,478)	(104,097)	(91,175)
Dividends paid to non-controlling interest	(736)	—	(358)
Restricted short-term investment	(14,510)	(35,610)	98,010
Other financial income	(238)	(54,687)	—
Net cash used in financing activities	274,000	208,743	23,573
IAS 29 & IAS 21 effect for operating activities	102,797	16,383	38,043
IAS 29 & IAS 21 effect for investing activities	7,273	10,635	83
IAS 29 & IAS 21 effect for interest paid	(9,395)	8,253	(77)
IAS 29 & IAS 21 acquisition of short-term investments	(2,034)	—	—
Adjusted Free Cash Flow (unaudited)	56,816	108,756	70,500

 Reconciliation of Adjusted Free Cash Flow from operations to Net increase/(decrease) in Cash and Cash Equivalents

	2024	2023	2022
	(In thousands of $)
Net increase/(decrease) in cash and cash equivalents	(177,234)	114,612	47,189
Expansion Capital Expenditures (unaudited)	104,067	67,119	70,786
Interest Paid	(24,629)	(55,476)	(44,788)
Lease payments	(98,478)	(104,097)	(91,175)
Dividends paid to non-controlling interest	(736)	—	(358)
Restricted short-term investment	(14,510)	(35,610)	98,010
Other financial income	(238)	(54,687)	—
Net cash used in financing activities	274,000	208,743	23,573
IAS 29 & IAS 21 effect for operating activities	102,797	16,383	38,043
IAS 29 & IAS 21 effect for investing activities	7,273	10,635	83
IAS 29 & IAS 21 effect for interest paid	(9,395)	8,253	(77)
IAS 29 & IAS 21 acquisition of short-term investments	(2,034)	—	—
Adjusted Free Cash Flow from operations (unaudited)	160,883	175,875	141,286

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

Years ended December 31, 2024 and 2023
The table below reflects our statements of Cash Flow for the fiscal years ended December 31, 2024 and 2023.

		Year ended December 31,
		2024	2023
		(in thousands of $)
Cash and cash equivalents at the beginning of the year		339,781	230,653
Net cash generated from operating activities	(1)	328,331	434,907
Net cash used in investing activities	(2)	(231,565)	(111,552)
Net cash used from financing activities	(3)	(274,000)	(208,743)
Effect of exchange rate changes and inflation on cash and cash equivalents	(4)	48,697	(5,484)
Cash and cash equivalents at the end of the year		211,244	339,781
The table below reflects the combined effect of IAS 29 and IAS 21 of our Argentine subsidiaries on each of the following line items for the fiscal years ended December 31, 2024 and 2023; numbered with relevant footnotes:

		Year ended December 31,
		2024	2023
		(in thousands of $)
(1)	Operating activities	(102,797)	(16,383)
(2)	Investing activities	(7,168)	(41,179)
(3)	Financing activities	71,386	45,933
(4)	Effects of exchange rate changes and inflation on cash and cash equivalents	38,579	11,629
Operating Activities
Year ended December 31, 2024
For the year ended December 31, 2024, net cash generated by operating activities was $328.3 million. During this year, we generated a net gain of $92.1 million that included non-cash charges relating primarily to depreciation of Property, plant and equipment and Right of use assets for $304.0 million, interest and other financial expenses, net of $68.3 million, $28.7 million loss as a result of the reclassification from Equity to Financial results, net in connection with the cash flow hedge accounting, foreign exchange losses of $37.6 million and unrealized losses in initial recognition and changes in fair value of non-harvested biological assets of $18.3 million. All these effects were partially offset by a benefit of $57.0 million in income tax and $19.5 million gain in tax credit recognized in Brazil.
In addition, other changes in operating asset and liability balances resulted in a net decrease in cash of $179.4 million, primarily due to a decrease in trade and other payables, an increase in biological assets and an increase in trade and other receivables. For the year ended December 31, 2024, income tax paid totaled $7.3 million.
The net cash generated by operating activities in 2024 includes a $102.8 million negative combined effect resulting from the application of IAS 29 and IAS 21 by our Argentine subsidiaries.
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
Investing Activities
Year ended December 31, 2024
Net cash used in investing activities totaled $231.6 million for the year ended December 31, 2024, primarily due to an investment of $132.9 million related to the renewal and expansion of our sugarcane plantation, a $146.6 million investment for the purchase of agricultural and industrial equipment, related to harvesting machinery in our Sugar, Ethanol and Energy business, payment of the last installment of our acquisition of Viterra’s mill in Argentina and Uruguay and the construction of a new warehouse for our dairy products at our Chivilcoy facility. Net inflows from investing activities were related to proceeds from the sale of farmlands and other assets for $25.6 million and disposals of short term investment, net of acquisition for $15.5 million.
Net cash used in investing activities in 2024 includes a $7.2 million negative combined effect resulting from the application of IAS 29 and IAS 21 by our Argentine subsidiaries.
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
Financing Activities
Year ended December 31, 2024
Net cash used in financing activities was $274.0 million in the year ended December 31, 2024, mainly due to lease payments for $98.5 million related to an increase in the planted area and price per hectare, also there was a distribution of $101.9 million to our shareholders via the repurchase of 6.5 million shares, that equaled a total of $66.9 million and the payment cash dividends for an amount of $35.0 million. In addition, payments, net of proceeds of long and short term borrowings totaled $49.0 million. For the year ended December 31, 2024, interest paid totaled $24.6 million.
Net cash used in financing activities includes a $71.4 million negative combined effect resulting from the application of IAS 29 and IAS 21 by our Argentine subsidiaries, $9.4 million of which is over interest paid.
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
Capital Expenditure Commitments
As of December 31, 2024, we had no material commitments for capital expenditures.
Cash and Cash Equivalents
Historically, since our cash flows from operations were insufficient to fund our working capital needs and investment plans, we funded our operations with proceeds from short-term and long-term indebtedness and capital contributions from existing and new private investors. In 2011, we raised $421.8 million from an Initial Public Offering (“IPO”) and simultaneous private placement. As of December 31, 2024, our cash and cash equivalents amounted to $211.2 million.
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

In recent years, we have been developing a seedling production method called “MPB” (Muda Pre Brotada or Pre-Sprout Seedling). This method consists of making the seedling sprout in a greenhouse and planting it directly on the fields, instead of the traditional planting of billets (sugarcane stalk pieces). Two main goals are pursued through this technique: the quick introduction of new promising and healthy varieties of seeds and the reduction of planting cost, by using much less volume of planting seedling per hectare. In addition, and because of this, more land can be used for sugarcane milling, instead of using sugarcane for seedling purposes. In 2023, we produced 24 million MPB inputs, enough to plant 2,062 hectares of sugarcane. In 2024, we reached 26 million MPB inputs, used to plant 1,992 hectares of sugarcane.

We are also developing vinasse-to-biogas technology in our cluster in Mato Grosso do Sul (for more detail, see “Item 4. Information of the Company—A. Business Overview—Operations and Principal Activities—Sugar, Ethanol and Energy Business”). In 2017, we obtained a patent to produce biogas from sugarcane vinasse, which is owned together with Methanum Engenharia Ambiental. After years of successful trials, we are scaling biomethane production, which could be used as an alternative source of fuel for adapted vehicles. We are also doing some tests in our sugar freights and exploring the possibility of producing biodiesel. In the industry, we have recently implemented artificial intelligence (“AI”) alongside an automation process, which is based on real-time optimization. By assessing mass balance and measuring key performance indicators every 10 seconds, the system helps us enhance our efficiency all along the industrial processes. We use data analysis tools powered by internet-of-things (“IoT”) devices, with information stored in the cloud to build a database that leverages AI to identify operational optimization points with the purpose of increasing productivity and reducing costs.

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

In connection with these efforts, we have entered into agreements with selected research and development institutions such as Instituto Nacional de Tecnología Agropecuaria in Argentina, Instituto Riograndense do Arroz in Brazil, Híbridos de Arroz para América Latina in Colombia, Fondo Latinoamericano para Arroz de Riego in Colombia, Empresa de pesquisa Agropecuária e Extensão Rural de Santa Catarina in Brazil, and companies such as BASF in Germany. In addition, we are working with the National University of the Northeast of Argentina to develop double-haploid seeds, which will help us to reduce the selection process from five years to one.

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

As it relates to pest management, we are testing the use of biological treatments that enable us to control diseases and replace chemical products. We have extended the use of Trichoderma and Bacillus, examples of these biological solutions, to over 21 thousand hectares during the 2023/24 harvest season.

In the field, we have developed zero grade level technology in most of our farms, which helps us reduce water and energy consumption. For hilly farms, we are implementing a Polypipe irrigation system which also helps us save on water and energy. Additionally, for all of our farms, we are developing an irrigation surveillance system using drones, water sensors connected through the IoT and digital platforms, all of which are improving water management efficiencies and enhancing our rice yields. Finally, since 2018 we have been increasing the number of harvesters with stripper heads, a device jointly developed in a partnership with Green Footprint Agricultural Solutions (G-FAS). This allowed us to double the speed and capacity of our harvesters and reduce the use of diesel fuel by 40%.

In our Crops segment, we are also developing special digital features for each crop to enhance efficiencies in our operations. Currently, we are building precision agricultural solutions, such as crop yield estimation and soil quality classification, to improve our farming accuracy. We are also we are running tests on selective spraying applications based on AI in partnership with several companies. We believe that these applications could result in cost savings of up to 70% regarding our use of certain chemicals.

Regarding our peanuts crops, we have created a new blanched peanut processing line, entirely made with local engineering and purchased a self-driving oven. Additionally, we have added laser technology to our peanut plant to perform the electronic selection and to continue optimizing the quality and safety of our products. We developed our own traceability app, through which peanut customers can scan a QR code on each bag of peanuts to access information regarding the traceability and data of our goods.

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

In our Dairy segment in Argentina, we have successfully adapted and implemented a sustainable free-stall model that prioritizes both operational efficiency and animal welfare. Additionally, manure is converted into renewable energy through two diary biodigesters. In terms of R&D, we continuously explore and test new technologies aimed at enhancing health, feeding and other operational practices. Our core objective is to improve animal welfare, milk quality, and overall productivity, supporting the continued growth of our Dairy operations. As part of this effort, we are constantly evaluating genetic technologies to refine the cow-selection process and strengthen herd development. In addition, we are evaluating advanced solutions such as precision cow monitoring systems, innovative health treatments, and new feeding possibilities (See “Item 4. Information of the Company—A. Business Overview—Operations and Principal Activities—Dairy Business”).

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

Item 6.    Directors, Senior Management and Employees
A.DIRECTORS AND SENIOR MANAGEMENT
Board of Directors
The following table sets forth information for our directors as of the date of this annual report:

Name	Position (*)	Date of appointment	Age	Year term expires
Plínio Musetti	Chairman	2023	71	2026
Mariano Bosch	Director /CEO	2023	55	2026
Alan Leland Boyce	Director	2022	65	2025
Andrés Velasco Brañes	Director	2022	64	2025
Daniel González	Director	2023	55	2026
Guillaume Van der Linden	Director	2024	65	2027
Manuela Vaz Artigas	Director	2024	49	2027
Ivo Andrés Sarjanovic	Director	2024	59	2027
Ana Cristina Russo	Director	2022	58	2025
Plínio Musetti, Alan Leland Boyce, Guillaume van der Linden, Manuela Vaz Artigas, Andrés Velasco Brañes, Daniel González , Ivo Andrés Sarjanovic and Ana Cristina Russo qualify as independent directors in accordance with NYSE standards.
A description of the main tasks currently performed by each director as well as a description of each director’s employment history and education follows:

Plínio Musetti. Mr. Musetti has been a member of the Company's Board of Directors since 2011 and an observer since 2010. Mr. Musetti is the owner and Managing Partner of FHM Investimentos e Assessoria, where he manages real estate investments and provides business advisory to companies in Brazil. From 2010 to 2024, he was a partner at Janos Holding and Pragma Gestão de Patrimonio and was responsible for long term private equity investments. From 2008 to 2009, Mr. Musetti served as the Chief Executive Officer of Satipel Industrial S.A., leading the company's initial public offering process, and leading its expansion plan and merger with Duratex S.A. From 2002 to 2008, Mr. Musetti served as a partner at JP Morgan Partners and Chief Executive Officer of Vitopel S.A. (JP Morgan Partners' portfolio company), where he led its private equity investment department for Latin America. Mr. Musetti has also served as a Director of Diagnósticos de America S.A. from 2002 to 2009. From 1992 to 2002, Mr. Musetti served as the Chief Executive Officer of Elevadores Atlas, during which time he led the company's operational restructuring, initial public offering process and the sale to the Schindler Group. In addition, Mr. Musetti currently serves as a Board member of Raia Drogasil S.A. Mr. Musetti holds a degree in Civil Engineering and Business Administration from Mackenzie University and attended the Program for Management Development at Harvard Business School in 1989. Mr. Musetti is a Brazilian citizen.

Mariano Bosch. Mr Bosch is a co-founder of Adecoagro. Since the beginning he has been our CEO and is also a member of the Company’s Board of Directors. In 1995 he founded and was the CEO of BLS Agribusiness, an agricultural consulting, technical management, and administration company. He has a degree in Agricultural Engineering from the University of Buenos Aires and has over 25 years of experience in agribusiness development. He is involved in business organizations such as IDEA, AEA, YPO, AACREA, FPC and AAPRESID. Mariano was distinguished by Endeavor as Entrepreneur of the Year (2019) and received the Konex award for Businessman of the Year in 2018. Mr. Bosch is an Argentinean citizen.

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

Daniel C. Gonzalez. Mr. Gonzalez has been a member of the Company’s Board of Directors since 2014. He currently serves as the Vice Minister of Energy and Mining of Argentina. Before this current role, Mr. Gonzalez served as the Executive Director of IDEA (Instituto para el Desarrollo Empresarial Argentino), a not-for-profit business council in Argentina. Previously, Mr. Gonzalez was the Chief Executive Officer of YPF Sociedad Anónima, Argentina’s largest corporation, from 2018 to 2020, where he previously served as Chief Financial Officer from 2012 to 2018. He served for 14 years at the investment banking division of Merrill Lynch & Co in Buenos Aires and New York, where he held the positions of Head of Mergers and Acquisitions for Latin America and President for the Southern Cone (Argentina, Chile, Peru and Uruguay), among others. While at Merrill Lynch, Mr. Gonzalez played a leading role in several of the most important investment banking transactions in the region and was an active member of the firm’s global fairness opinion committee. He remained as a consultant to Bank of America Merrill Lynch after his departure. Mr. Gonzalez holds a degree in Business Administration from the Argentine Catholic University. Mr. González is an Argentinean citizen.

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

Ivo Andrés Sarjanovic. Mr. Sarjanovic has been a member of the Company’s Board of Directors since 2018. Mr. Sarjanovic is also currently serving as non-executive Board member of Sucafina S.A and Minerva Foods. Further, Mr. Sarjanovic is a a lecturer at the University of Geneva’s Master in Commodities program, and at Universidad Di Tella’s Master of Finances program and is an Associated Fellow at the Erasmus Commodity & Trade Centre in Rotterdam. Mr. Sarjanovic served as the Chief Executive Officer of Alvean until 2017, during which time he led the company to become the biggest sugar trader in the world. Previously, Mr. Sarjanovic served for more than 25 years at Cargill International, where he commenced his career as trader in the Grain and Oilseeds business. From 2011 to 2014 Mr. Sarjanovic held the position of Vice-president and World Manager of Cargill Sugar Operations, playing a leading role in the radical transformation of the organization that led to the strategic decision to spin-off the sugar business of Cargill in 2014, creating Alvean Sugar SL, a joint venture with Copersucar, Brazil. Between 2007 and 2011, he was also the Africa and Middle East General Manager of Agriculture at Cargill. While in Cargill he also held the position of Vice-president and Global Trading Manager of Oilseeds in Geneva between 2000 and 2011, coordinating worldwide trading and crushing activities. Mr. Sarjanovic holds a B.A. in Economic Sciences, with a major in Accounting, from the National University of Rosario, Argentina and a Master’s in Economics from Universidad Francisco Marroquin, in Spain. Additionally, he completed executive studies at IMD in Lausanne, Oxford University and Harvard Business School. Mr. Sarjanovic is an Argentine, Italian and Swiss citizen.

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

Executive Officers
The following table shows certain information with respect to our senior management as of the date of this annual report:

Name	Position	Year Designated	Age
Mariano Bosch	Chief Executive Officer & Co-founder	2002	55
Emilio F. Gnecco	Chief Financial Officer	2023	49
Renato Junqueira Santos Pereira	Director of Sugar and Ethanol Operations	2014	48
Mario José Ramón Imbrosciano	Director of Business Development	2003	55
Leonardo Berridi	Country Manager for Brazil	2004	65
Ezequiel Garbers	Country Manager for ARG/URU & Co-founder	2004	58
Mariano Bosch. See “—Board of Directors.”

Emilio Federico Gnecco. Mr. Gnecco is our Chief Financial Officer and a member of Adecoagro’s Senior Management since 2005. He is responsible for overseeing finance, administrative and legal departments. Before he became the CFO, he was the Chief Legal Officer of Adecoagro, since the inception of the Company in 2002. He was responsible of all corporate matters, compliance, mergers and acquisitions and financing structures. He specialized in project financing, structured finance, corporate financing, private equity, joint ventures, mergers and acquisitions and corporate law and business contracts at Marval, O’Farrell & Mairal. Prior to that, he worked at the National Civil Court of Appeals of the City of Buenos Aires for four years. Mr. Gnecco has a law degree from the University of Buenos Aires, where he graduated with honors.

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

B.COMPENSATION
Compensation of Directors and Executive Officers
The compensation of the Company’s directors is approved annually at the ordinary general shareholders’ meeting. In 2024, the aggregate compensation earned by our directors amounted to a total of 46,968 restricted stock shares and $580 thousand in cash. These figures do not include Mr. Mariano Bosch’s compensation in cash nor in restricted shares, which he declined. In 2025, the aggregate compensation expected to be proposed for approval to the annual general shareholders’ meeting amounts to a total of 41,240 restricted stock shares and $580 thousand in cash. These figures do not include Mr. Mariano Bosch’s compensation in cash nor in restricted shares, which he declined.

In regards to our executive officers, the compensation package is divided into fixed compensation, namely base salary (27% of total) and variable compensation (73% of total). Within the variable compensation, 30% is cash bonus (short term incentive) and 70% is restricted shares (long term incentive). The cash bonus can be settled in cash or in restricted shares. The aggregate variable compensation package of our executive officers for year 2024 amounted to $280,264 in cash and 444,880 restricted shares granted to our senior management. These grants were made under the Adecoagro Restricted Share and Restricted Stock Unit Plan, as amended. See “—E. Share Ownership—Share Options and Restricted Share and Restricted Stock Unit Plan.” Annual cash bonuses are designed to incentivize our named executive officers at a variable level of compensation based on the Company’s financial and operating performance and each executive’s individual performance. Annual executive cash bonuses and stock unit awards are based on seniority and individual executive performance. 60% of variable performance is related to achievement of financial targets consisting of Adjusted EBITDA, Adjusted Free Cash Flow from Operations, and Return on Invested Capital; in addition to ESG variables, namely carbon intensity and participation of women in our workforce (both metrics amount for 10% of variable compensation). Additionally, a 20% is based on the long term share value, associated with the quote of AGRO’s share. The remaining 10% correspond to the qualitative targets as stated on an annual basis.

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

On November 10, 2023, the Company’s Board of Directors approved the adoption of a Compensation Recoupment “Clawback” Policy, to comply with the requirements of Section 10D of the Exchange Act and Section 303A.14 of the NYSE Listed Company Manual. The Compensation Recoupment “Clawback” Policy sets forth the terms and conditions for the prompt recoupment or “clawback” of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under U.S. federal securities laws, as further described therein. The Company’s Compensation Recoupment “Clawback” Policy is incorporated by reference as an Exhibit to this annual report.

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
g.call annual, ordinary and extraordinary shareholders’ meetings and establish agendas, submit for the shareholders’ approval our inventory, annual report, balance sheet, statement of income and exhibits, propose depreciation, amortization and reserves that it deems advisable, establish the amount of gains and losses, propose the distribution of earnings and submit all this to the shareholders’ meeting for consideration and resolution;
h.fix the date for the payment of dividends established by the shareholders’ meeting and make their payment; and
i.make decisions relating to the issuance, subscription or payment of shares part of our authorized share capital pursuant to our articles of incorporation and decision of the regular or special shareholders’ meetings.
As of the date of this annual report, the chairman of the Board of Directors is Mr. Plínio Musetti. The Board of Directors has the following five committees and one sub-committee: Audit Committee, Talent Management & Compensation Committee, Risk and Commercial Committee, Strategy Committee and ESG Committee; and Nominating Sub-Committee of the Talent Management & Compensation Committee.

Audit Committee
The Company’s articles of incorporation provide that the Board of Directors may set up an audit committee. The Board of Directors has set up an Audit Committee comprised of independent directors and has appointed Mr. Andrés Velasco Brañes (Chairman), Mrs. Manuela Vaz Artigas and Mrs. Ana Cristina Russo as members of its audit committee, pursuant to Board resolutions dated May 14, 2024.
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
The committee meets at least four times a year and as often as deemed necessary or appropriate in its judgment. During 2024, the Audit Committee held meetings on March 7 and 11, May 10 and 13, August 5 and November 6. All members of the Audit Committee were present at all meetings held.
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
The committee meets at least four times a year and as often as deemed necessary or appropriate in its judgment. During 2024, the Compensation Committee held meetings on March 11, May 13, August 6 and November 4. All members were present at all meetings held.

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
The committee meets at least four times a year and as often as deemed necessary or appropriate in its judgment. The members of the Risk Committee appointed by the board meeting held on May 14, 2024 are Mr. Ivo Andrés Sarjanovic (Chairman), Mrs. Manuela Vaz Artigas and Mrs. Ana Cristina Russo.
The committee meets at least four times a year and as often as deemed necessary or appropriate in its judgment. During 2024, the Risk Committee held meetings on March 6, May 13, August 5 and November 7. All members were present at all meetings held.
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
The committee meets at least four times a year and as often as deemed necessary or appropriate in its judgment. During 2024, the Strategy Committee held meetings on March 11, May 13, June 19, August 5 and November 6. All members were present at all meetings held.
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
The committee meets at least four times a year and as often as deemed necessary or appropriate in its judgment. During 2024, the ESG Committee held meetings on March 11, May 13, August 5 and November 6. All members were present at all meetings held.

D.EMPLOYEES
Employees
As of December 31, 2024, we had 10,320 employees, 89.5% of whom were unionized. In addition, approximately 9% of our workforce is comprised of temporary workers. We strive to comply with all labor laws. Historically, we have had a positive relationship with labor unions.
The following table sets forth our number of employees by each of our business segments:

	As of December 31,
	2024	2023	2022
Farming	2,807	2,395	2,441
Sugar, Ethanol and Energy	6,263	6,256	6,229
Administrative	1,250	1,111	1,106
Total	10,320	9,762	9,776
The following table sets forth our number of employees by each country where we operate:

	As of December 31,
	2024	2023	2022
Argentina	3,115	2,651	2,697
Brazil	7,013	6,924	6,914
Uruguay	191	186	165
Spain	1	1	—
Total	10,320	9,762	9,776
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
The Company maintains the Adecoagro/IFH 2004 Incentive Option Plan (formerly, the International Farmland Holdings, LLC 2004 Incentive Option Plan, and referred to herein as the “2004 Plan”). Initially, the 2004 Plan provided for the grant of options to purchase ordinary units of IFH. In connection with the Reorganization, the Option Plans were amended and restated to provide for the grant of options to purchase common shares of the Company, and all then-outstanding options to purchase IFH ordinary units were converted into options to purchase the Company’s common shares.
The number of common shares reserved and available for issuance under the 2004 Plan are 1,269,422, respectively. Shares subject to awards that become forfeited, canceled, expired, withheld upon exercise, reacquired by the Company prior to vesting or otherwise terminated will again be available for future awards under the Option Plans.
Administration and Eligibility
The Option Plans are administered by the Compensation Committee of the Company’s Board of Directors (the “Committee”). The Committee has general authority to, among others, select individuals for participation, determine the time and amount of grants, and interpret the plans and awards. The Committee determines the vesting requirements of the awards. The Option Plans require that the exercise price of any future grants shall be no less than the greater of the fair market value of our common shares on the date of grant and the par value per common share.

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
Granted Options
Under the 2004 Plan, options to purchase 2,402,228 common shares were granted and the weighted average exercise price of all granted options was $6.67.
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
The Plan provides for awards of restricted shares or restricted stock units to employees, officers, members of the Board of Directors and other service providers of the Company. The purpose of the Plan is to further align the interests of participants with those of the shareholders by providing participants with long-term incentive compensation opportunities tied to the performance of the Company’s common shares.
On March 7, 2023 and March 12, 2024, the Plan was again amended by the Board of Directors to increase the number of common shares available for issuance with respect to which awards may be made by 543,800 and 569,500 common shares, respectively. On March 11, 2025 the Board of Directors amended the Plan to increase the number of common shares available for issuance with respect to which awards may be made by 1,120,832 additional common shares. Currently, the maximum number of common shares with respect to which awards may be made under the Plan is equal to 10,349,627 common shares inclusive of such Shares that are subject to outstanding grants of awards. To the extent any award under the Plan is canceled, expired, forfeited, surrendered, settled in cash, or otherwise terminated without delivery of shares the shares retained by or returned to the Company will again be available for future awards under the Plan. The shares available for issuance as well as outstanding awards under the Plan are subject to adjustment in the event of a reorganization, stock split, merger or similar change. Under the Plan, as of the date of this annual report, 9,705,188 common shares had been issued to directors, senior management and employees.
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
Terms of Awards
A grant of restricted shares represents common shares that are issued subject to vesting requirements and transfer restrictions, as determined by the Committee in its discretion. The vesting requirements may be based on the continued employment or service of the participant for a specified time period or on the attainment of specified business performance goals established by the Committee. Subject to the transfer restrictions and vesting requirements of the award, the participant will have the rights of a stockholder of the Company, including voting rights and the right to receive dividends.

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
Share Options and Restricted Shares
The total number of ordinary and restricted shares to be issued upon exercise of the options to directors and executive officers as a group under our Option Plans is 1,634,220 in the aggregate. The range of exercise prices per common share under our 2004 Plan is $5.83 to $8.62 (1,492,890 options). Upon the exercise of all options the only employee that would exceed the 1% holding is Mariano Bosch, who would reach 1.6%.
F.DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Not applicable.
Item 7.    Major Shareholders and Related Party Transactions
A.MAJOR SHAREHOLDERS
The following table sets forth the beneficial ownership of our shares for each person known to us to own beneficially at least 5% of our common shares and our directors and executive officers, based on the information most recently available to the Company, as of April 4, 2025. The holders listed below have the same voting rights as all other holders of our shares.
As of April 4, 2025, we had 99,993,156 outstanding shares. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days from April 4, 2025, including through the exercise of any option. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Number	Percent
Principal Shareholders:
Tether Holdings, S.A. de C.V. (1)	20,398,699	20.4%
Stichting Pensioenfonds Zorg en Welzijn (2)	15,531,385	15.5%
Helikon Investments Limited (3)	12,037,204	12.0%
Route One Investment Company, L.P. (4)	8,900,438	8.9%
Banco Santander S.A (5)	7,817,000	7.8%
Jennison Associates LLC (6)	5,133,846	5.1%
Directors, Executive Officers and Company's employees as a Group*	7,370,482	7.4%
________________________________________________________________________________________________
* No single shareholder beneficially owns more than 1% based on the total number of outstanding shares, except for Mariano Bosch and Alan Boyce, each of whom beneficially owns 1.6% and 1.2%, respectively.
(1)The address of Tether Holdings, S.A.de C.V. is Final Av. La Revolucion, Edif. Centro, Corporativo Presidente Plaza, Nivel 12 San Salvador, H3, 00000. Includes 20,398,699 shares held by Tether Investments, S.A. de C.V., a wholly owned subsidiary of Tether Holdings, S.A. de C.V. Mr. Giancarlo Devasini has a greater than 50% voting interest in Tether Holdings, S.A. de C.V. This information is based on a Schedule 13D/A filed with the SEC on March 28, 2025.
(2)The address of Stichting Pensioenfonds Zorg en Welzijn is P.O. BOX 4001 NL-3700 KA Zeist The Netherlands.
(3)The address of Helikon Investments Limited (“Helikon UK”) is 17 Waterloo Place, SW1Y 4AR, London, United Kingdom. Consists of shares held by Helikon Long Short Equity Fund Master ICAV, a fund managed by Helikon UK. This information is based on a Schedule 13G/A filed with the SEC on April 4, 2025.

(4)The address of Route One Investment Company, L.P. (“Route One”) is 1 Letterman Drive, Building D, Suite 200, San Francisco, CA 94129, United States. Consists of shares with shared voting and dispositive power held by Route One and Route One Offshore Master Fund, L.P. ROIC, LLC is the general partner of Route One. William F. Duhamel, Jr. and Jason E. Moment are the control persons of Route One, ROIC, LLC and the General Partner. This information is based on a Schedule 13F filed with the SEC on February 14, 2025.
(5)The address of Banco Santander S.A is Avenida de Cantabria, 28660 Boadilla del Monte, Madrid, Spain. This information is based on a Schedule 13G filed with the SEC on February 6, 2025.
(6)The address of Jennison Associates is 466 Lexington Avenue, Floor 18, New York, NY 10017, United States. Includes 5,133,846 shares held by Jennison Associates LLC. Prudential Financial, Inc. is a Parent Holding Company and the indirect parent of Jennison Associates LLC. This information is based on a Schedule 13F filed with the SEC on January 24, 2025.

Significant Changes in Ownership

According to a Schedule 13G/A filed with the SEC on August 13, 2024, EMS Capital LP no longer beneficially owns more than 5% of our outstanding common shares.

According to a Schedule 13G/A filed with the SEC on November 14, 2024, Al Gharrafa Investment Company no longer beneficially owns more than 5% of our outstanding common shares.

To our knowledge, and based on Section 13 filings with the SEC, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there have been no other significant changes in the percentage ownership held by any major shareholder during the past three years.
Holders
As of April 4, 2025, 45,037,740 shares were held by United States record holders, representing 45.1% of our outstanding common shares.

Change in Control Arrangements

The purpose of the Offer is to enable Tether to acquire at least a majority of the Common Shares on a fully diluted basis, and thus control of Adecoagro. For an additional discussion of the Offer and its terms, see “Item 4. Information on the Company—A. History and Development of the Company—Corporate Development.”

B.RELATED PARTY TRANSACTIONS
The following is a description of certain related party transactions we have entered into since January 1, 2024 with any of our executive officers, directors or their affiliates and holders of more than 5% of any class of our voting securities in the aggregate, which we refer to as related parties, other than compensation arrangements which are described under “Item 6. Directors, Senior Management and Employees.”
Transaction Agreement

On March 26, 2025, we entered into the Transaction Agreement with Tether. The Transaction Agreement provides for the commencement of the Offer by Tether. Tether’s obligation to accept for payment and to pay for any of our common shares that are tendered in the Offer is subject to the satisfaction or waiver, if permitted under the Transaction Agreement, of each of the conditions to the Offer, including there being validly tendered and not validly withdrawn a number of common shares that, when added to the common shares already owned by Tether, represents at least 51% of the outstanding common shares on a fully diluted basis. The Transaction Agreement provides that effective upon the time at which common shares are first accepted for payment under the Offer, Tether shall be entitled to designate, to serve on our Board of Directors, the number of directors, rounded up to the next whole number, determined by multiplying: (i) the total number of directors on our Board of Directors (giving effect to any increase in the size of our Board of Directors effected pursuant to this paragraph); by (ii) a fraction having a numerator equal to the aggregate number of our common shares then beneficially owned by Tether (including all our common shares accepted for payment pursuant to the Offer), and having a denominator equal to the total number of our common shares then issued and outstanding, and Tether shall have the right to cause one of the directors so designated by it to serve as our Executive Chairman. The Transaction Agreement is incorporated by reference as an Exhibit to this annual report.
Registration Rights Agreement

Pursuant to the Transaction Agreement, we entered into a Registration Rights Agreement with Tether that grants Tether certain customary registration rights, including demand registration rights and piggyback registration rights, with respect to registrable securities Tether holds. We agreed to pay certain fees and expenses in connection with such registration, subject to certain exceptions. The Registration Rights Agreement is incorporated by reference as an Exhibit to this annual report.

Other Related Party Transactions
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
In Argentina and Brazil we are engaged in several legal proceedings, including tax, social security, labor, civil, environmental, administrative and other proceedings, for which we have established provisions in an aggregate amount of $3.8 million as of December 31, 2024. In addition, there are currently certain legal proceedings pending in which we are involved for which we have not established provisions. In the opinion of our management, the ultimate disposition of any threatened or pending matters, either individually or on a combined basis, will not have a material adverse effect on our combined financial condition, liquidity, or results of operations other than as described below.
José Valter Laurindo de Castilhos, Companhia Rio de Janeiro Agropecuária Ltda. and other former owners of the Rio de Janeiro and Conquista Farms have filed suit against us for the payment of a supplementary amount of $12 million (approximately $43.9 million in updated value), as well as indemnity for moral and material damages, as a result of the alleged breach of the purchase agreement entered into by the parties. The lower court ruled in our favor, allowing us to keep possession of the Rio de Janeiro Farm. This decision has been appealed by Mr. Castilhos to the Superior Court of Justice (Superior Tribunal de Justiça). The Brazilian Superior Court of Justice dismissed the appeal. The merits of the case are pending judgment by the court of first instance. This decision can be appealed by Mr. Castilhos. We have not made any provision for this claim based on legal counsel’s view that the risk of an unfavorable decision in this matter is remote. If this proceeding is decided adversely to us, our results of operations and financial condition may be materially adversely affected.
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

On March 11, 2025 the Board of Directors noting that the conditions under applicable law for the distribution of an interim dividend were satisfied, resolved to approve the interim accounts and declared the distribution of an interim dividend of USD 17.5 million (the “Interim Dividend”), to be paid out of the share premium account of the Company to the shareholders as of the date of record (May 2, 2025), and that such Interim Dividend shall be payable on May 17, 2025. The Board further resolved to propose to the annual general meeting of shareholders to declare a dividend of an amount of USD 35 million in two installments, part to cover the Interim Dividend and also to provide for the balance of USD 17.5 million to be paid in November 2025, and to delegate power to the Board of Directors to determine the record date and the payment date therefor.
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
Item 9.    The Offer and Listing
A.OFFER AND LISTING DETAILS
Our common shares have been listed on the NYSE under the symbol “AGRO” since January 28, 2011. As of the date of this report, our issued share capital amounts to $167.1 million, represented by 111,381,815 shares (of which 11,388,659 were treasury shares) with a nominal value of $1.50 each. All issued shares are fully paid up.

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
The following is a summary of the rights of the holders of our shares that are material to an investment in our common shares. These rights are set out in our articles of incorporation or are provided by applicable Luxembourg law, and may differ from those typically provided to shareholders of U.S. companies under the corporation laws of some states of the United States. This summary does not contain all information that may be important to you. For more complete information, you should read our updated articles of incorporation, which are attached as an exhibit to this annual report.
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

On March 27, 2015, Adecoagro commenced a series of transactions for the purpose of transferring the domicile of Adecoagro LP to Luxembourg. In connection with the Adecoagro LP redomiciliation, Adecoagro merged IFH into Adecoagro LP with Adecoagro LP as the surviving entity and Adecoagro GP S.à r.l., a société à responsabilité limitée organized under the laws of Luxembourg, became the general partner of Adecoagro LP on April 1, 2015. On April 2, 2015, Adecoagro completed the redomiciliation of Adecoagro LP (Delaware) out of Delaware to Luxembourg and Adecoagro LP, without dissolution or liquidation, continued its corporate existence as Adecoagro LP S.C.S., a société en commandite simple organized under Luxembourg law, effective April 2, 2015. For a detailed description of the Adecoagro LP redomiciliation please see “Item 4. Information on the Company—A. History and Development of the Company—History. Since that date the affairs of Adecoagro LP S.C.S. have been governed by its articles of incorporation and Luxembourg law.
Adecoagro is registered with the Luxembourg Registry of Trade and Companies under number B153681. Adecoagro has its registered office at 28 Boulevard F.W. Raiffeisen, L-2411 Luxembourg since April 30, 2024.
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

Amended and Restated Articles of Incorporation

Following the consummation of the Offer, Tether will and will cause any of its affiliates holding our shares to vote in favor of and approve an amended and restated Articles of Incorporation in the form set forth in Exhibit B to the Transaction Agreement (the “Amended Articles”). The Amended Articles will implement certain governance provisions negotiated by us and Tether, including the following provisions:

•Company Board Representation. Following and the satisfaction or, to the extent waivable by Tether, waiver by Tether of the conditions to the Offer, Tether will, (i) after the expiration of the Offer, as promptly as practicable (and in any event within one business day), or if proration is required in accordance with the terms and conditions of the Offer, after the final proration factor is determined, accept for payment all our shares validly tendered (and not validly withdrawn) pursuant to the Offer (the time of such acceptance, the “Acceptance Time”), if any shareholder (including Tether) controls greater than 50% of our outstanding shares, such shareholder shall be entitled to nominate a number of directors to our board of directors (the “Company Board”), rounded up to the next whole number, determined by multiplying: (i) the total number of directors on the Company Board by (ii) a fraction having a numerator equal to the aggregate number of our shares then beneficially owned by the relevant shareholder (and evidenced to us), and having a denominator equal to the total number of shares then issued and outstanding, provided that such number of candidates shall be reduced in order to comply with the requirement that a minimum of three directors be independent directors.

•Acquisition Restrictions. Shareholders are prohibited from acquiring more than 80% of our Shares unless they make a public offer to acquire all of our outstanding shares.

•Restrictions on Related Party Transactions. Any Related Party Transaction (as defined in Item 7.B of SEC Annual Report on Form 20-F) will require the prior approval of a majority of the independent directors.

•Independent Directors. At any given time following the Acceptance Time, the Company will have no fewer than three directors on the Company Board who are each “independent” (as defined in the Amended Articles).

•Supermajority Approval Requirements. Any direct or indirect amendment to certain provisions in the Amended Articles that are intended to protect the rights of continuing minority shareholders will require the approval of a 90% majority of the outstanding voting rights of the Company.

The foregoing summary and description of the Amended Articles does not purport to be complete and is qualified in its entirety by reference to the full text of the Amended Articles, which is attached to the Transaction Agreement, which is filed as an exhibit to this annual report.

Share Capital
As of December 31, 2024, our issued share capital amounted to $167,072,722.50, represented by 111,381,815 shares in issue (of which 11,328,038 were treasury shares) with a nominal value of $1.50 each. All issued shares are fully paid up. Consequently, there were 100,053,777 common shares outstanding.
We have an authorized share capital of $220,287,267, including the issued share capital as of December 31, 2023 of $167,072,722.50, and are authorized to issue up to 146,858,178 shares of a nominal value of $1.50 each (taking into account the shares issued as of the date hereof) out of such authorized share capital. Our authorized unissued share capital as of December 31, 2024 is $53,214,544.50. The authorization of our Board of Directors in connection with our current authorized share capital expired on April 15, 2025 but the Company intends to request its renewal at the next general meeting of shareholders.
Our articles of incorporation authorize the Board of Directors to issue shares within the limits of the authorized unissued share capital at such times and on such terms as the Board or its delegates may decide for a period ending on April 15, 2025 (unless it is extended, amended or renewed and we currently intend to seek renewals and/or extensions as required from time to time). Accordingly, the Board may issue shares within the limits of the authorized (unissued) share capital against contributions in cash, contributions in kind or by way of incorporation of available reserves at such times and on such terms and conditions, including the issue price, as the Board of Directors or its delegate(s) may in its or their discretion resolve while reserving a preemptive subscription right to existing shareholders for any issue of shares. Such authorization expired on April 15, 2025 but the Company intends to request its renewal at the next general meeting of shareholders.
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
Issuance of Shares
Pursuant to Luxembourg law of August 10, 1915 on commercial companies as amended, the issuance of shares in Adecoagro requires the approval by the general meeting of shareholders at the quorum and majority provided for the amendment of our articles of incorporation. See “—Amendment to the Articles of Incorporation” and “—General Meeting of Shareholders.” The general meeting of shareholders may however approve an authorized unissued share capital and authorize the Board of Directors to issue shares up to the maximum amount of such authorized unissued share capital for a maximum period of five years. The general meeting may amend, renew or extend such authorized share capital and authorization to the Board of Directors to issue shares.
We have currently an authorized share capital of $220,287,267, including the issued share capital as of April 20, 2024 of $167,072,722.50, and are authorized to issue up to 146,858,178 shares of a nominal value of $1.50 each (taking into account currently issued shares) out of such authorized share capital. As of April 2024 the authorized unissued share capital was $53,214,544.50. Our Board has been authorized to issue shares within the limits of the authorized unissued share capital at such times and on such terms as the board or its delegates may decide for a period ending on April 15, 2025 (unless it is extended, amended or renewed and we currently intend to seek renewals and/or extensions as required from time to time). The authorization of our Board of Directors in connection with our authorized share capital expired on April 15, 2025 but the Company intends to request its renewal at the next general meeting of shareholders.
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
A share repurchase program was approved by the Board of Directors of the Company on September 12, 2013 to acquire up to 5% of the total outstanding share capital of the Company to be held as treasury shares (the “Share Repurchase Program”). The Share Repurchase Program was implemented in compliance with the authorization granted by the general meeting of shareholders of the Company, any applicable law, rules or regulations described above and the following limits approved by the Board of Directors of the Company. The Share Repurchase Program was approved for a period of 12 months from September 23, 2014 (the date of its announcement) or until reaching the maximum number of shares authorized under the Share Repurchase Program, whichever occurs first. In April 4, 2017, the Board of Directors amended the Share Repurchase Program to include repurchases under Open Market Transactions, in reliance on the “safe harbor” from liability for manipulation provided by Rule 10b-18 of the Securities Exchange Act of 1934 (the “Securities Exchange Act”) and in privately negotiated transactions. The Share Repurchase Program was renewed by decision of the Board of Directors on December 11, 2024 for an additional period of 12 months, ending on December 31, 2025, or until the maximum number of shares authorized under the Program are repurchased, whatever occurs first.
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
Each of our shares entitles the holder thereof to attend our general meeting of shareholders, either in person or by proxy, to address the general meeting of shareholders, and to exercise voting rights, subject to the provisions of our articles of incorporation. Each share entitles the holder to one vote at a general meeting of shareholders, subject to our articles of incorporation. There is no minimum shareholding required to be able to attend or vote at a general meeting of shareholders.
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
Luxembourg law provides that the Board of Directors is obliged to convene a general meeting of shareholders if shareholders representing, in the aggregate, at least 10% of the issued share capital so require in writing with an indication of the agenda. In such case, the general meeting of shareholders must be held within one month of the request. If the requested general meeting of shareholders is not held within one month, shareholders representing, in the aggregate, at least 10% of the issued share capital, may petition the competent president of the district court in Luxembourg to have a court appointee convene the meeting. Luxembourg law provides that shareholders representing, in the aggregate, at least 10% of the issued share capital may request that additional items be added to the agenda of a general meeting of shareholders. That request must be made by registered mail sent to the registered office at least five days before the holding of the general meeting of shareholders.
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

Currently our Board has set up five committees and one sub-committee: the Audit Committee, the Talent Management & Compensation Committee, the Risk and Commercial Committee, the Strategy Committee and the ESG Committee; and the Nominating Sub-Committee of the Talent Management & Compensation Committee. See “Item 6. Directors, Senior Management and Employees—C. Board Practices.”
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

Since Javier Milei’s was elected to office, his administration has made progress in lifting exchange controls for individuals, as well as in easing other aspects of the foreign exchange controls regime that remains in place. While the current administration is not expected to impose further foreign exchange controls, but rather to eventually eliminate those still in effect, there are no guarantees that new foreign exchange controls will not be implemented in the future by this or any subsequent government.

Since the issuance of the Export Controls Decree, the BCRA has periodically issued several regulations to regulate the inflow and outflow of funds through the FX Market, which are all unified under the consolidated text of foreign exchange available at the BCRA’s website: http://www.bcra.gob.ar/Pdfs/Texord/t-excbio.pdf. Any information contained on or linked from such website is not part of nor incorporated by reference into this annual report. The most recent and comprehensive communication by the BCRA is Communication “A” 8227, issued on April 10, 2025.

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

Main Features of the Argentine Foreign Exchange Controls Affecting Our Activities and Transactions

Exports of Goods

Pursuant to the regulations of the BCRA, collections of foreign currency from exports of goods, formalized as of September 2, 2019, are subject to mandatory transfer into Argentina and conversion into Argentine Pesos in the FX Market at the official exchange rate within a maximum term ranging from 30 to 365 calendar days, to be calculated from the date of the customs clearance granted by the Customs Authority, depending on the goods exported and the relationship with the importer. Regardless of the applicable maximum term, upon collection of the export, the proceeds thereof must be repatriated no later than 20 consecutive days from the date of collection.

Furthermore, amounts collected in foreign currency for insurance claims related to the exported goods must also be repatriated and settled in Pesos in the FX Market, up to the amount of the exported goods insured.

Additionally, the exporter must appoint a financial entity to track each export transaction. The obligation of repatriation and settlement of foreign currency through the FX Market corresponding to a shipping permit will be considered satisfied when the entity designated for tracking purposes certifies that repatriation and settlement has taken place.

Imports of Goods

Pursuant to the regulations of the BCRA, financial entities may grant requesting individuals or entities in Argentina immediate access to the FX Market, without the need for prior approval from the BCRA, for the payment of new imports of goods with customs entry registration as from April 14, 2025, provided that the applicable regulatory requirements are met as of and from the date of customs entry registration.

With respect to payments for imports of goods with pending customs entry registration, prior approval from the BCRA will be required, subject to certain exceptions. An exception is also made for payments related to capital goods imports with pending customs entry registration, provided that: (i) the total amount of advance payments made under this exception does not exceed 30% of the FOB value of the goods to be imported; (ii) the total amount of advance payments, at sight payments, and commercial debt without customs entry registration under this exception does not exceed 80% of the FOB value of the goods to be imported; and (iii) the tariff classifications of the goods to be imported do not fall under certain categories listed in the applicable exchange controls regulations.

We cannot ensure you that additional limitations to import goods and services to Argentina will not be reestablished in the future. In this sense, we are unable to estimate the economic and financial impact on our business, or the possibility of other economic effects on the stock market, foreign exchange rates and otherwise. Any such negative impact could result in a material adverse effect on our business, liquidity, financial conditions and results of operations, as well as our ability to achieve our previously disclosed expectations for future years.

Exports of Services

Pursuant to the regulations of the BCRA, generally all foreign currency proceeds from services provided by residents to non-residents must be transferred to Argentina and sold for Pesos in the FX Market at the official exchange rate within 20 consecutive days of collection.

Imports of Services

Pursuant to the regulations of the BCRA, access to the FX Market to pay for services rendered by non-residents or accrued since April 14, 2025 is permitted as follows: (i) if the service is provided by a counterparty not related to the resident, payment may be made from the date of provision or accrual of the service, provided that all other applicable regulatory requirements are met; or (ii) if the service is provided by a counterparty related to the resident, payment may be made only after 90 calendar days have elapsed from the date of provision or accrual of the service, provided that all other applicable regulatory requirements are met.

Complementary Requirements to Access the FX Market

Pursuant to the regulations of the BCRA, in order to access the FX Market for any type of payment to non-Argentine residents, Argentine residents must, among other requirements:

•Submit an affidavit stating, among others, that (i) all their holdings of foreign currency in Argentina are deposited at a local financial institution; (ii) they do not hold “liquid external assets” and/or Argentine deposit certificates representative of foreign companies (“Certficados de Depósitos Argentinos” or “CEDEARs”) exceeding US$100,000, subject to certain exceptions in the event that the client has liquid external assets available and/or CEDEARs in an amount exceeding the aforementioned amount; and (iii) they commit to repatriate to Argentina and settle in Pesos in the FX Market, within five business days of their availability, any funds received abroad originating from the repayment of loans granted to third parties, the collection of fixed-term deposits, or the sale of any asset, provided that the asset was acquired, the deposit was made, or the loan was granted after May 28, 2020, subject to certain exceptions.

•Submit an affidavit confirming that they have not executed any of the following excluding transactions (the “Excluded Transactions”) with securities and other assets through the FX Market within the previous 90 calendar days, and committing to refrain from executing them in the subsequent 90 calendar days—only regarding transactions executed as of April 21, 2023: (i) sale of securities in Argentina with settlement in foreign currency, (ii) swaps of Argentine securities for foreign assets, (iii) transfer of securities to a foreign depositary, (iv) acquisition of foreign securities in the country with settlement in Pesos, (v) acquisition of CEDEARs, (vi) acquisition of private debt securities issued in foreign jurisdictions, (vii) delivery of funds in local currency or other local assets (excluding funds in foreign currency deposited in local financial institutions) to any individual or entity receiving as consideration, either directly or indirectly, or through a related, controlled or controlling entity, external assets, crypto assets or securities deposited abroad. Pursuant to Communication "A" 8226, individuals are exempted from the requirements set forth in the immediately preceding paragraph.

•Moreover, if the client is a legal entity, they must identify its direct controllers and submit an affidavit stating whether it has delivered any funds in local currency or other liquid assets to any of its direct controllers in Argentina within the previous 90 calendar days—only regarding securities transactions executed as of April 21, 2023, except for usual transactions involving the acquisition of goods or services between Argentine residents. If so, an additional affidavit must be submitted by such direct controllers stating that they have not executed any of the Excluding Transactions mentioned above in the previous 90 calendar days, and commit to refrain from executing them in the subsequent 90 calendar days.

Payments of debt securities subscribed abroad and Foreign Financial Indebtedness

Pursuant to the regulations of the BCRA, financial entities may grant access to the FX Market to individuals/entities for purposes of making payments of principal or interest on publicly registered foreign debt securities, other external financial indebtedness, and publicly registered domestic debt securities denominated in foreign currency and fully subscribed abroad. Unless an exception applies, companies may access the FX Market for these payments, provided that the conditions under the applicable foreign exchange regulations are met, which include: (i) that the debtor evidences the inflow and settlement of foreign currency in the FX Market for an amount equivalent to the nominal value of the financial indebtedness; (ii) that the transaction is duly reported by the debtor, if applicable, in its most recent submission as described in “—Reporting Foreign Assets and Liabilities Regime”; and (iii) access to the FX Market by the debtor takes place no more than three business days prior to the due date of the corresponding principal or interest payment.

Obligations between Argentine residents in foreign currency

Pursuant to the regulations of the BCRA, access to the FX Market is restricted for the purchase of foreign currency to pay debts and other obligations between Argentine residents originated (“concertadas”) as of September 1, 2019, excluding, among others, any obligations registered in public registries or deeds prior to August 30, 2019.

Distribution of Profits and Dividends

Pursuant to Communication "A" 8226, in Argentina entities are allowed to access the FX Market to remit foreign currency abroad in the form of profits and dividends to non-resident shareholders, in accordance with the provisions of section 3.4 of the FX Regulations, provided such profits correspond to distributable earnings derived from realized gains recorded in regular, audited annual financial statements for fiscal years beginning on or after January 1, 2025.

In any other event, prior approval from the BCRA is required to access the FX Market to exchange foreign currency for the distribution of profits and dividends to non-resident shareholders, unless the following requirements are complied with:

aDividends must be the result of closed and audited balance sheets.

bThe total amount paid to non-resident shareholders as dividends shall not exceed the corresponding amount denominated in Pesos, as determined by the shareholders’ meeting.

cIf applicable, the Reporting of Foreign Assets and Liabilities Regime shall have been complied with.

dThe company meets all of the conditions stipulated in each case, including, among others, recording direct investment contributions settled as of January 17, 2020. In this case, (i) the total amount of transfers made through the FX Market to pay dividends to non-resident shareholders may not exceed 30% of the total value of the capital contributions made in the relevant local company that entered and settled through the FX Market as of January 17, 2020; (ii) access will only be granted after a period of not less than thirty calendar days as of the date of the settlement of the last capital contribution that is considered for determining the aforementioned 30% cap has elapsed; and (iii) evidence of the definitive capitalization of capital contributions must be provided or, if not available, evidence of filing of the process of registration of the capital contribution before the public registry shall be provided within 365 calendar days from the date of such initial filing.

As it relates to commercial debts incurred prior to December 12, 2023, dividends and retained payments of commercial and financial debt services with related parties, on April 11, 2025, the BCRA confirmed the launch of the fourth series of the Bonds for the Reconstruction of a Free Argentina (‘Bonos para la Reconstrucción de una Argentina Libre’ or BOPREAL) aimed at organizing the payment of such debts.

Blue-Chip Swaps

Blue chip-swap transactions are capital markets transactions made at the so-called implied rate (tipo de cambio implícito). As of April 21, 2025, there is a spread between the US$-Peso official exchange rate (i.e., approximately, US$1-Peso 1,070) and the implicit exchange rate applicable to blue chip swap transactions (i.e., approximately, US$1- Peso 1,155). Blue chip swap transactions could be implemented in different ways, both for the inflow and outflow of funds. The execution of outbound blue-chip swaps may have an impact on our ability to access the FX Market to conduct our daily operations for a certain period. These transactions are made through broker-dealers (“sociedades de bolsa”). Blue chip swaps are regulated by the Argentine Securities Commission (CNV) requiring certain transactions to comply with a minimum holding period of the securities (except in the case of individuals), among others.

Reporting of Foreign Assets and Liabilities Regime

Argentine residents must report their foreign assets as well as their financial and commercial indebtedness to the BCRA pursuant to Communication “A” 6401, as amended, according to the timetables therein. Compliance with this information regime is a requirement that must be met to access the FX Market and make payments abroad.

Investment Promotion Regime for Exports

Executive Decree No. 234/2021 created the Investment Promotion Regime for Exports (“Régimen de Fomento de Inversión para las Exportaciones”) (the “Investment Promotion Regime”) to promote economic growth and development in the country. Pursuant to the decree, certain investments exceeding US$100 million destined to the initiation of new productive projects in forestry-industrial, mining, hydrocarbon, manufacturing and agro-industrial activities, as well as for the expansion of existing business units that require investment in order to increase their production, will benefit from a freely applicable amount of up to 20% of any foreign currency obtained from exports related to the project, to the extent that certain conditions are met (for example, the benefit may not exceed an annual maximum amount equal to 25% of the gross amount of the foreign currency obtained through the FX Market to finance the development of the project, which benefit may only be applied after the first anniversary of the transfer of the foreign currency into Argentina), in order to pay principal and interest on commercial or financial liabilities abroad and profits and dividends corresponding to finalized and audited financial statements, or to repatriate non-resident direct investments. Pursuant to Executive Decree No. 836/2021, the Investment Promotion Regime introduced an additional incentive for investments exceeding US$500 million and US$1,000 million, which sets forth that for each calendar year that the benefit is not used, during the two consecutive years to follow, the beneficiary will enjoy a freely applicable amount of up to 40% or up to 60% for investments exceeding US$500 million and $1,000 million, respectively, of the foreign currency obtained from exports related to the project, to the extent that certain conditions are met (for example, the benefit may not exceed annual maximum amounts equal to 40% and 60% for investments exceeding US$500 million and $1,000 million, respectively, of the gross amount of foreign currency obtained through the FX Market to finance the development of the project, and may be applied after the second anniversary of the first transfer of the foreign currency into Argentina), in order to pay principal and interest on commercial or financial liabilities abroad and profits and dividends that correspond to finalized and audited financial statements, or to repatriate non-resident direct investments.

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

For additional information regarding all current foreign exchange restrictions and exchange control regulations in Argentina, investors should consult their legal advisors and read the applicable rules mentioned herein, as well as any amendments and supplementary regulations, which are available at the Argentine Ministry of Treasury’s website: https://www.argentina.gob.ar/economia; and the BCRA’s website: www.bcra.gob.ar. Any information contained on or linked from such websites is not part of nor incorporated by reference into this annual report.
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
Tax regime applicable to realized capital gains
Luxembourg Holders
Luxembourg resident individual holders
Capital gains realized by Luxembourg resident individuals who do not hold their shares as part of a commercial or industrial business and who hold no more than 10% (together with his or her spouse and underage children) directly or indirectly of the share capital of the Company will only be taxable if they are realized on a sale of shares that takes place before their acquisition or within the first six months following their acquisition.
Luxembourg resident corporate holders
Capital gains realized upon the disposal of shares by a fully taxable resident corporate holder will in principle be subject to corporate income tax and municipal business tax. The combined applicable rate (including an unemployment fund contribution) is 23.87% for the fiscal year ending 2025 for a corporate holder established in Luxembourg-City. An exemption from such taxes may be available to the holder pursuant to article 166 of the Luxembourg Income Tax Law subject to the fulfillment of the conditions set forth therein. The scope of the capital gains exemption can be limited in the cases provided by the Grand Ducal Decree of December 21, 2001.

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
Exemption from withholding tax may apply if the distribution is made to (i) a Luxembourg resident corporate holder (that is, a fully taxable entity within the meaning of Article 159 of the Luxembourg Income Tax Law), (ii) an undertaking of collective character which is resident of a Member State of the European Union and is referred to by article 2 of the Council Directive of 2011/96 concerning the common fiscal regime applicable to parent and subsidiary companies of different member states of November 20, 2011 (the "Parent Subsidiary Directive"), (iii) a corporation or a cooperative company resident in Norway, Iceland or Liechtenstein and subject to a tax comparable to corporate income tax as provided by the Luxembourg Income Tax Law, (iv) an undertaking with a collective character subject to a tax comparable to corporate income tax as provided by the Luxembourg Income Tax Law which is resident in a country that has concluded a tax treaty with Luxembourg, (v) a Luxembourg permanent establishment of one of the aforementioned categories or (vi) a corporation company resident in Switzerland which is subject to corporate income tax in Switzerland without benefiting from an exemption, provided that at the date of payment, the holder holds or commits to hold directly or through a tax transparent vehicle, during an uninterrupted period of at least 12 months, shares representing at least 10% of the share capital of Adecoagro or acquired for an acquisition price of at least EUR 1,200,000, and provided that the dividend recipient is not excluded to benefit from the Parent Subsidiary Directive under its mandatory general anti-avoidance rule, as implemented in Luxembourg.
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

In general, we will be a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder owns our common shares, either (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value (generally determined on the basis of a quarterly average) of our assets during such taxable year is attributable to assets that produce or are held for the production of passive income. For this purpose, “passive income” generally includes, among other things and subject to certain exceptions, dividends, interest, royalties, rents, annuities, gains from securities transactions, net foreign currency gains, net gains from assets that produce passive income and commodities income, with certain exceptions for active business income, including an exception for certain active business commodities income (the “commodities exception”). If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

Whether we will be a PFIC for the current or future tax year will depend on our assets and income over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this annual report. In particular, our PFIC status may depend, in large part, upon the extent to which our revenue from sales is considered to be commodities income and the extent to which such revenue is considered to be active business gains from the sales of commodities for purposes of the commodities exception, the application of which may not be entirely clear in all cases. Moreover, under circumstances where our cash is not deployed for active purposes, our risk of becoming a PFIC may increase. Although the determination of whether a corporation is a PFIC is made annually, and thus may be subject to change, we do not believe that we were a PFIC for U.S. federal income tax purposes for our most recently completed taxable year. However, there can be no assurance that we will not be a PFIC for any taxable year.

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
Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.
Item 15.    Controls and Procedures
a) Disclosure Controls and Procedures
Our company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, of the effectiveness of our disclosure controls and procedures as of December 31, 2024. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on this evaluation, our company’s Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective as of December 31, 2024.
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
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedure may deteriorate. The Company, with the participation of its Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024.

We assessed the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2024. In making this assessment, management used the criteria established in “Internal Control — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). As a result of this assessment, the Company’s management has determined that the Company’s internal control over financial reporting was effective as of December 31, 2024.
c) Attestation Report of the Registered Public Accounting Firm
The effectiveness of the Company’s internal control over financial reporting as of December 31, 2024 has been audited by Price Waterhouse & Co S.R.L, an independent registered public accounting firm, our independent auditor, as stated in their report which is included herein on pages F-2 to F-4 of our Consolidated Financial Statements.
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
Item 16.
Item 16 A.Audit Committee Financial Expert
Our audit committee shall consist of three independent directors: Mr. Andrés Velasco Brañes, Mrs. Manuela Vaz Artigas and Mrs. Ana Cristina Russo. Our Board of Directors has determined that Mr. Andrés Velasco Brañes has the attributes of an “audit committee financial expert” and is independent within the meaning of this Item 16A and satisfies the financial literacy requirements of the NYSE.
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

	For the year ended December 31,
	(in thousands of $)
	2024	2023
Audit Fees(1)	1,705	1,375
Total	1,705	1,375

(1)“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our Consolidated Financial Statements and internal control over financial reporting of the Company, the statutory financial statements of the Company and its subsidiaries, and any other audit services required for the SEC or other regulatory filings.
During the fiscal year ended December 31, 2024 and 2023, no non-audit-related services were provided by our principal auditors.
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
Item 16 D.Exemptions from the Listing Standards for Audit Committees
Not applicable.

Item 16 E.Purchases of Equity Securities by the Issuer and Affiliated Purchasers

	(a) Total Number of Shares Purchased (1)	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that may yet be Purchased Under the Plans or Programs
09/1/2013-12/31/2013	654,454	7.71	654,454	5,861,397
1/1/2014-8/31/2014	1,692,139	7.81	1,692,139	4,591,949
9/1/2015-10/31/2015	37,500	7.96	37,500	6,025,916
9/1/2016-12/31/2016	456,732	10.67	456,732	5,929,278
1/1/2017-12/31/2017	3,849,445	10.29	3,849,445	5,010,777
1/1/2018-4/26/2018	1,613,584	9.07	1,613,584	1,658,228
1/1/2019-9/30/2019	297,732	5.83	297,732	5,530,053
10/1/2019-12/31/2019	398,466	6.33	398,466	5,475,760
1/1/2020-9/30/2020	772,615	5.08	772,615	4,703,145
12/1/2020-12/31/2020	66,716	6.63	66,716	5,800,224
1/1/2021-9/24/2021	5,773,260	9.28	5,773,260	26,964
9/24/2021-12/31/2021	1,635,742	7.89	1,635,742	3,998,776
1/1/2022-9/23/2022	3,088,816	8.07	3,088,816	909,960
9/23/2022-12/31/2022	1,493,811	7.97	1,493,811	3,978,648
1/1/2023-9/23/2023	2,004,892	9.03	2,004,892	1,973,756
9/24/2023-12/31/2023	740,806	10.98	740,806	4,591,097
1/1/2024-7/10/2024(2)	4,511,645	10.04	4,511,645	79,452
7/11/2024-12/31/2024	2,035,875	10.60	2,035,875	3,068,944
1/1/2025-3/31/2025	1,057,858	9.65	1,057,858	3,944,831
Total	32,182,088	9.09	32,182,088
 (1) The total number of shares purchased set forth above were purchased pursuant to the Company’s Repurchase Program adopted on September 12, 2013. See “Item 10—Additional Information—Repurchase of Shares”.
(2) In July, 2024, the Company's Board of Directors approved the renewal of the Company’s existing buyback program until December 31, 2024, to repurchase up to an additional 5% of the Company's equity.
Item 16 F.Change in Registrant’s Certifying Accountant
Not applicable.
Item 16 G.Corporate Governance
Our corporate governance practices are governed by Luxembourg law (particularly the law of August 10th, 1915 on commercial companies) and our articles of incorporation. As a Luxembourg company listed on the NYSE, we are not required to comply with all of the corporate governance listing standards of the NYSE. We, however, believe that our corporate governance practices meet or exceed, in all material respects, the corporate governance standards that are generally required for controlled companies by the NYSE. The following is a summary of the significant ways that our corporate governance practices differ from the corporate governance standards required for listed U.S. companies by the NYSE (provided that our corporate governance practices may differ in non-material ways from the standards required by the NYSE that are not detailed here):
Majority of Independent Directors
Under NYSE standards, U.S. listed companies must have a majority of independent directors. There is no legal obligation under Luxembourg law to have a majority of independent directors on the Board of Directors.
Non-management Directors’ Meetings
Under NYSE standards, non-management directors must meet at regularly scheduled executive sessions without management present and, if such group includes directors who are not independent, a meeting should be scheduled once per year including only independent directors. Neither Luxembourg law nor our articles of incorporation require the holding of such meetings and we do not have a set policy for these meetings. Our articles of incorporation provide, however, that the board shall meet as often as required by the best interest of the Company. For additional information, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.”
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
Audit Committee
Under NYSE standards, listed U.S. companies are required to have an audit committee composed of independent directors that satisfies the requirements of Rule 10A-3 promulgated under the Exchange Act of 1934. Our articles of incorporation provide that the Board of Directors may set up an audit committee. The Board of Directors has set up an Audit Committee and has appointed Mr. Andres Velasco Brañes, Mrs. Manuela Vaz Artigas and Mrs. Ana Cristina Russo as members of its audit committee. In accordance with NYSE standards, we have an audit committee entirely composed of independent directors. For additional information, see “Item 6. Directors, Senior Management and Employees—C. Board Practices.”
Under NYSE standards, all audit committee members of listed U.S. companies are required to be financially literate or must acquire such financial knowledge within a reasonable period and at least one of its members shall have experience in accounting or financial administration. In addition, if a member of the audit committee is simultaneously a member of the audit committee of more than three public companies, and the listed company does not limit the number of audit committees on which its members may serve, then in each case the board must determine whether the simultaneous service would prevent such member from effectively serving on the listed company’s audit committee and shall publicly disclose its decision. No comparable provisions on audit committee membership exist under Luxembourg law or our articles of incorporation.
Standards for Evaluating Director Independence
Under NYSE standards, the board is required, on a case by case basis, to express an opinion with regard to the independence or lack of independence of each individual director. Neither Luxembourg law nor our articles of incorporation require the board to express such an opinion. In addition, the definition of “independent” under the rules of the NYSE differs in some non-material respects from the definition contained in our articles of incorporation.
Audit Committee Responsibilities
Pursuant to our articles of incorporation, the audit committee shall assist the Board of Directors in fulfilling its oversight responsibilities relating to the integrity of the Company’s financial statements, including periodically reporting to the Board of Directors on its activity and the adequacy of the Company’s system of internal controls over financial reporting. As per the audit committee charter, as amended, the audit committee shall make recommendations for the appointment, compensation, retention and oversight of, and consider the independence of, the company’s external auditors. The audit committee is required to review material transactions (as defined by the articles of incorporation) between us or our subsidiaries with related parties, perform such other duties imposed to it by laws and regulations of the regulated market(s) on which the shares of the Company are listed, and also perform the other duties entrusted to it by the board.
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
Disclosure of Corporate Governance Guidelines
NYSE-listed companies must adopt and disclose corporate governance guidelines. Neither Luxembourg law nor our articles of incorporation require the adoption or disclosure of corporate governance guidelines. Our Board of Directors follows corporate governance guidelines consistent with our equity structure and holding company nature, but we have not codified them and therefore do not disclose them on our website.
Code of Business Conduct and Ethics
Under NYSE standards, listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Neither Luxembourg law nor our articles of incorporation require the adoption or disclosure of such a code of conduct.
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
Item 16 I.Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.
Not applicable.
Item 16 J.Insider Trading Policies
We have adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that we believe are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and NYSE listing standards. A copy of our insider trading policy is filed as Exhibit 11.1 to this annual report.
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

Our Information Security Leader (who is the Chief Information Security Officer) and dedicated personnel are certified and experienced information systems security professionals. The Information Security Leader has more than ten years of experience in the agricultural industry, and has more than five years of experience in information security and cybersecurity. He has a diploma in Information Security Management from the National Technological University (“Universidad Tecnológica Nacional”) and a diploma in Cybersecurity in Operation Technology by the Northern University of Santo Tomás de Aquino (“Universidad del Norte de Santo Tomás de Aquino”).

In 2024, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations or financial condition. However, there can be no assurance that we can eliminate all risks from cybersecurity threats or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industries—Security breaches and other disruptions could compromise our technology infrastructure and information and expose us to processes disruption and liability, which would cause our business and reputation to suffer.”

PART III

Item 17.    Financial Statements

We have responded to Item 18 in lieu of responding to this item.

Item 18.    Financial Statements.

See pages F-1 through F-89 of this annual report.

Item 19.    Exhibits

Exhibit Number	Description
1.1
Amended and Restated Articles of Association of Adecoagro S.A. dated April 20, 2022, previously filed as exhibit 1.1 to the Company’s annual report on Form 20-F for the year ended December 31, 2022 and incorporated by reference herein.

1.2	Form of Amended and Restated Articles of Incorporation, included as Exhibit B to the Transaction Agreement filed as Exhibit 4.44 with this report and incorporated by reference herein.

2.1*	Description of Capital Stock

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

4.44
Transaction Agreement, dated as of March 26, 2025, by and between Adecoagro S.A. and Tether Investments, S.A de C.V., previously filed as Exhibit (d)(1) to the Schedule TO filed by Adecoagro S.A. with the SEC on March 28, 2025 and incorporated herein by reference.

4.45
Registration Rights Agreement, dated as of March 26, 2025, by and between Adecoagro S.A. and Tether Investments, S.A. de C.V., previously filed as Exhibit (d)(2) to the Schedule TO filed by Adecoagro S.A with the SEC on March 28, 2025 and incorporated herein by reference.

8.1*	Subsidiaries of Adecoagro S.A. as of April 24, 2025.

11.1*	Insider Trading Policy

12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Cushman & Wakefield Argentina S.A.

15.2*	Consent of Price Waterhouse & Co. S.R.L.

97.1	Compensation Recoupment or “Clawback” Policy, previously filed as Exhibit 97.1 to the Company’s annual report on Form 20-F for the year ended December 31, 2023 and incorporated herein by reference.

101.INS**	Inline XBRL Instance Document.

101.SCH**	Inline XBRL Taxonomy Extension Schema Document.

101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF**	Inline Taxonomy Extension Definition Linkbase Document.

101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104**	Cover Page Interactive Data File formatted as Inline XBRL with applicable taxonomy extension.31information contained in Exhibits 101)

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

Adecoagro S.A.

/s/ Mariano Bosch
Name: Mariano Bosch
Title: Chief Executive Officer
Date: April 24, 2025

Adecoagro S.A.

Consolidated Financial Statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Adecoagro S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Adecoagro S.A. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Valuation of Level 3 Biological Assets

As described in Notes 16, 32 (b) and 33.11 to the consolidated financial statements, the total aggregated fair value of the Company’s level 3 biological assets related to sown land – crops, sown land – rice and sown land – sugarcane was US$ 239 million as of December 31, 2024. The fair value of these level 3 biological assets is determined by management using a discounted cash flow model which requires the input of highly subjective assumptions including significant unobservable inputs. The discounted cash flow model included significant judgements and assumptions relating to management’s cash flow projections including future market prices, estimated yields at the point of harvest, estimated production cycle, future costs of harvesting and other costs and estimated discount rate.

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

Net Assets Impairment Assessment – Farming and Sugar, Ethanol and Energy Business

As described in Notes 32 and 33.10 to the consolidated financial statements, the Company´s net assets balance was US$ 1.4 billion as of December 31, 2024. At each statement of financial position date, management reviews the carrying amount of its net assets to determine whether there is any indication that those assets may be impaired. If any such indication exists, such as when the carrying value of the net assets is higher than the market capitalization of the Company, the recoverable amount of the net assets is estimated using the value-in-use in order to determine if there is a potential impairment. The value-in-use is estimated by management using a discounted cash flow model. Management´s cash flow projections for the Farming and Sugar, Ethanol and Energy business included significant judgments and assumptions related to perpetuity growth rate, projected operating income, and discount rate.

The principal consideration for our determination that performing procedures relating to the net assets impairment assessment of the Farming and Sugar, Ethanol and Energy business is a critical audit matter are (i) the significant judgment by management when developing the value-in-use estimate of the Farming and Sugar, Ethanol and Energy business; (ii) a high degree of auditor judgement, subjectivity, and effort in performing procedures and evaluating management´s significant assumptions related to perpetuity growth rates, projected operating income, and discounted rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management´s net assets impairment assessment, including controls over the valuation of the Farming and Sugar, Ethanol and Energy business. These procedures also included, among others (i) testing management´s process for developing the value-in-use estimate; (ii) evaluating the appropriateness of the discounted cash flow model used by management; (iii) testing the completeness and accuracy of underlying data used in the discounted cash flow model; and (iv) evaluating the reasonableness of the significant assumptions used by management related to perpetuity growth rates, projected operating income, and discount rate. Evaluating management’s assumptions related to perpetuity growth rates and projected operating income involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the Farming and Sugar, Ethanol and Energy business; (ii) the consistency with external market and industry data; and (iii) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the discounted cash flow model and (ii) the reasonableness of the discount rate assumption.

/s/ PRICE WATERHOUSE & CO. S.R.L.
/s/ Eduardo Alfredo Loiácono (Partner)
Eduardo Alfredo Loiácono

Buenos Aires, Argentina.
April 24, 2025.

We have served as the Company’s auditor since 2008.

Legal information

Name as specified in charter: Adecoagro S.A.

Legal address: 28, Boulevard F.W. Raiffeisen, L-2411, Luxembourg

Company activity: Agricultural and agro-industrial
Date of registration: June 11, 2010
Expiration of company charter: No term defined
Number of register (RCS Luxembourg): B153.681
Issued Capital Stock: 111,381,815 common shares
Outstanding Capital stock: 100,053,777 common shares
Treasury shares: 11,328,038 common shares

Adecoagro S.A.
Consolidated Statements of Income
for the years ended December 31, 2024, 2023 and 2022
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2024	2023	2022
Revenue	4	1,518,907	1,298,871	1,347,724
Cost of revenue	5	(1,198,715)	(973,180)	(1,075,747)
Initial recognition and changes in fair value of biological assets and agricultural produce	16	143,081	87,858	215,941
Changes in net realizable value of agricultural produce after harvest		(28,437)	1,838	(22,293)
Margin on manufacturing and agricultural activities before operating expenses		434,836	415,387	465,625
General and administrative expenses	6	(103,880)	(70,320)	(84,287)
Selling expenses	6	(153,482)	(129,092)	(143,515)
Other operating income, net	8	4,824	25,590	1,870
Bargain purchase gain on acquisition	21	—	—	10,107
Profit from operations		182,298	241,565	249,800
Finance income	9	16,808	157,100	25,308
Finance costs	9	(166,441)	(122,087)	(137,600)
Other financial results - Net gain / (loss) of inflation effects on monetary items	9	2,421	28,816	(2,144)
Financial results, net	9	(147,212)	63,829	(114,436)
Profit before income tax		35,086	305,394	135,364
Income tax benefit / (expense)	10	57,015	(78,673)	(26,758)
Profit for the year		92,101	226,721	108,606

Attributable to:
Equity holders of the parent		92,340	226,291	108,138
Non-controlling interest		(239)	430	468

Earnings per share attributable to the equity holders of the parent during the year:
Basic earnings per share	11	0.900	2.113	0.982
Diluted earnings per share	11	0.896	2.105	0.979

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Comprehensive Income
for the years ended December 31, 2024, 2023 and 2022
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	2024	2023	2022
Profit for the year	92,101	226,721	108,606
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	396,416	(222,166)	98,741
Cash flow hedge, net of income tax	17,124	27,748	16,060
- Items that will not be reclassified to profit or loss:
Revaluation surplus net of income tax (Note 12)	(268,415)	122,793	(46,903)
Other comprehensive income / (loss) for the year	145,125	(71,625)	67,898
Total comprehensive income for the year	237,226	155,096	176,504

Attributable to:
Equity holders of the parent	234,166	155,044	174,705
Non-controlling interest	3,060	52	1,799

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Financial Position
as of December 31, 2024 and 2023
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2024	2023
ASSETS
Non-Current Assets
Property, plant and equipment, net	12	1,548,589	1,549,565
Right of use assets	13	373,846	406,713
Investment property	14	33,542	33,364
Intangible assets, net	15	37,231	27,519
Biological assets	16	43,418	23,706
Deferred income tax assets	10	15,507	9,777
Trade and other receivables, net	18	38,510	39,060
Derivative financial instruments	17	5,482	18,001
Other assets		3,761	1,515
Total Non-Current Assets		2,099,886	2,109,220
Current Assets
Biological assets	16	250,527	204,331
Inventories	19	289,664	256,051
Trade and other receivables, net	18	213,356	179,055
Derivative financial instruments	17	4,114	13,819
Short-term investments	17	46,097	62,637
Cash and cash equivalents	20	211,244	339,781
Total Current Assets		1,015,002	1,055,674
TOTAL ASSETS		3,114,888	3,164,894
SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	22	167,073	167,073
Share premium	22	659,399	743,810
Cumulative translation adjustment		(413,757)	(603,861)
Equity-settled compensation		17,264	18,654
Cash flow hedge	2	—	(17,124)
Other reserves		151,261	150,677
Treasury shares		(16,989)	(8,062)
Revaluation surplus		245,261	317,598
Reserve from the sale of non-controlling interests in subsidiaries		41,574	41,574
Retained earnings		518,064	418,789
Equity attributable to equity holders of the parent		1,369,150	1,229,128
Non-controlling interest		38,951	36,520
TOTAL SHAREHOLDERS EQUITY		1,408,101	1,265,648
LIABILITIES
Non-Current Liabilities
Trade and other payables	25	767	1,008
Borrowings	26	680,005	697,843
Lease liabilities	27	287,679	325,569
Deferred income tax liabilities	10	330,336	376,331
Payroll and social security liabilities	28	1,454	1,570
Derivatives financial instruments	18	3,983	—
Provisions for other liabilities	29	2,244	2,871
Total Non-Current Liabilities		1,306,468	1,405,192
Current Liabilities
Trade and other payables	25	206,907	190,730
Current income tax liabilities		3,471	5,023
Payroll and social security liabilities	28	32,735	37,357
Borrowings	26	99,551	207,106
Lease liabilities	27	54,351	52,941
Derivative financial instruments	17	1,796	169
Provisions for other liabilities	29	1,508	728
Total Current Liabilities		400,319	494,054
TOTAL LIABILITIES		1,706,787	1,899,246
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		3,114,888	3,164,894

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Changes in Shareholders’ Equity
for the years ended December 31, 2024, 2023 and 2022
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share capital (Note 22)	Share premium (Note 22)	Cumulative translation adjustment	Equity-settled compensation	Cash flow hedge	Other Reserves	Treasury shares	Revaluation surplus	Reserve from the sale of non-controlling interests in subsidiaries	Retained earnings	Subtotal	Non- controlling interest	Total shareholders’ equity
Balance at January 1, 2022	183,573	851,060	(514,609)	16,073	(60,932)	106,172	(16,909)	289,982	41,574	115,735	1,011,719	36,111	1,047,830
Profit for the year	—	—	—	—	—	—	—	—	—	108,138	108,138	468	108,606
Other comprehensive income:
–Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	58,580	—	—	—	—	35,367	—	—	93,947	4,794	98,741
Cash flow hedge (*)	—	—	—	—	16,060	—	—	—	—	—	16,060	—	16,060
–Items that will not be reclassified subsequently to profit or loss:
Revaluation surplus (**)	—	—	—	—	—	—	—	(43,440)	—	—	(43,440)	(3,463)	(46,903)
Other comprehensive income for the year	—	—	58,580	—	16,060	—	—	(8,073)	—	—	66,567	1,331	67,898
Total comprehensive income for the year	—	—	58,580	—	16,060	—	—	(8,073)	—	108,138	174,705	1,799	176,504

Reduction of issued share capital of the company (Note22)	(16,500)	—	—	—	—	—	16,500	—	—	—	—	—	—
Reserves for the benefit of government grants (1)	—	—	—	—	—	21,531	—	—	—	(21,531)	—	—	—
Employee share options (Note 23)
- Exercised	—	2,432	—	(778)	—	—	470	—	—	—	2,124	—	2,124
Restricted shares (Note 23):
- Value of employee services	—	—	—	7,563	—	—	—	—	—	—	7,563	—	7,563
- Vested	—	4,647	—	(4,066)	—	1,243	—	—	—	—	1,824	—	1,824
- Forfeited	—	—	—	—	—	85	(85)	—	—	—	—	—	—
- Granted	—	—	—	—	—	(2,106)	2,106	—	—	—	—	—	—
Purchase of own shares (Note 22)	—	(29,970)	—	—	—	—	(6,874)	—	—	—	(36,844)	—	(36,844)
Dividends to shareholders (Note 22)	—	(35,000)	—	—	—	—	—	—	—	—	(35,000)	—	(35,000)
Dividends to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	(358)	(358)
Balance at December 31, 2022	167,073	793,169	(456,029)	18,792	(44,872)	126,925	(4,792)	281,909	41,574	202,342	1,126,091	37,552	1,163,643
(*) Net of ($7,337) of income tax.
(**) Net of ($25,307) of Income tax.
(1) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values in our Sugar, ethanol and energy business. (see Note 24).

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Changes in Shareholders’ Equity
for the years ended December 31, 2024, 2023 and 2022
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share capital (Note 22)	Share premium (Note 22)	Cumulative translation adjustment	Equity-settled compensation	Cash flow hedge	Other Reserves	Treasury shares	Revaluation surplus	Reserve from the sale of non-controlling interests in subsidiaries	Retained earnings	Subtotal	Non- controlling interest	Total shareholders’ equity
Balance at January 1, 2023	167,073	793,169	(456,029)	18,792	(44,872)	126,925	(4,792)	281,909	41,574	202,342	1,126,091	37,552	1,163,643
Profit for the year	—	—	—	—	—	—	—	—	—	226,291	226,291	430	226,721
Other comprehensive income:
–Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	(147,832)	—	—	—	—	(63,523)	—	—	(211,355)	(10,811)	(222,166)
Cash flow hedge (*)	—	—	—	—	27,748	—	—	—	—	—	27,748	—	27,748
–Items that will not be reclassified subsequently to profit or loss:
Revaluation surplus (**)	—	—	—	—	—	—	—	112,360	—	—	112,360	10,433	122,793
Reserve of the revaluation surplus derived from the disposals of assets (***)	—	—	—	—	—	—	—	(13,148)	—	13,148	—	—	—
Other comprehensive (loss) / income for the year	—	—	(147,832)	—	27,748	—	—	35,689	—	13,148	(71,247)	(378)	(71,625)
Total comprehensive income for the year	—	—	(147,832)	—	27,748	—	—	35,689	—	239,439	155,044	52	155,096

Reserves for the benefit of government grants (1)	—	—	—	—	—	22,992	—	—	—	(22,992)	—	—	—
Employee share options (Note 23):
- Exercised	—	236	—	(77)	—	—	55	—	—	—	214	—	214
Restricted shares and restricted units (Note 23):
- Value of employee services	—	—	—	6,084	—	—	—	—	—	—	6,084	—	6,084
- Vested	—	7,528	—	(6,145)	—	1,554	—	—	—	—	2,937	—	2,937
- Forfeited	—	—	—	—	—	30	(30)	—	—	—	—	—	—
- Granted	—	—	—	—	—	(824)	824	—	—	—	—	—	—
Purchase of own shares (Note 22)	—	(22,123)	—	—	—	—	(4,119)	—	—	—	(26,242)	—	(26,242)
Dividends to shareholders (Note 22)	—	(35,000)	—	—	—	—	—	—	—	—	(35,000)	—	(35,000)
Dividends to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	(1,084)	(1,084)
Balance at December 31, 2023	167,073	743,810	(603,861)	18,654	(17,124)	150,677	(8,062)	317,598	41,574	418,789	1,229,128	36,520	1,265,648

(*) Net of $(8,498) of Income tax.
(**) Net of $62,988 of Income tax.
(***) Net of $10,492 of Income tax.
(1) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values in our Sugar, ethanol and energy business. (see Note 24).

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Changes in Shareholders’ Equity
for the years ended December 31, 2024, 2023 and 2022
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share capital (Note 22)	Share premium (Note 22)	Cumulative translation adjustment	Equity-settled compensation	Cash flow hedge	Other reserves	Treasury shares	Revaluation surplus	Reserve from the sale of non-controlling interests in subsidiaries	Retained earnings	Subtotal	Non- controlling interest	Total shareholders’ equity
Balance at January 1, 2024	167,073	743,810	(603,861)	18,654	(17,124)	150,677	(8,062)	317,598	41,574	418,789	1,229,128	36,520	1,265,648
Profit for the year	—	—	—	—	—	—	—	—	—	92,340	92,340	(239)	92,101
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	190,104	—	—	—	—	180,252	—	—	370,356	26,060	396,416
Cash flow hedge (*)	—	—	—	—	17,124	—	—	—	—	—	17,124	—	17,124
- Items will not be reclassified to profit or loss:
Revaluation surplus (**)	—	—	—	—	—	—	—	(245,654)	—	—	(245,654)	(22,761)	(268,415)
Reserve of the revaluation surplus derived from the disposals of assets (***)	—	—	—	—	—	—	—	(6,935)	—	6,935	—	—	—
Other comprehensive income/ (loss) for the year	—	—	190,104	—	17,124	—	—	(72,337)	—	6,935	141,826	3,299	145,125
Total comprehensive income/ (loss) for the year	—	—	190,104	—	17,124	—	—	(72,337)	—	99,275	234,166	3,060	237,226

Reserves for the benefit of government grants (1)	—	—	—	—	—	—	—	—	—	—	—	—	—
Employee share options (Note 23):
- Exercised	—	115	—	(38)	—	—	22	—	—	—	99	—	99
Restricted shares (Note 23):
- Value of employee services	—	—	—	4,759	—	—	—	—	—	—	4,759	—	4,759
- Vested	—	7,540	—	(6,111)	—	1,456	—	—	—	—	2,885	—	2,885
- Forfeited	—	—	—	—	—	34	(34)	—	—	—	—	—	—
- Granted	—	—	—	—	—	(906)	906	—	—	—	—	—	—
Purchase of own shares (Note 22)	—	(57,066)	—	—	—	—	(9,821)	—	—	—	(66,887)	—	(66,887)
Dividends to shareholders (Note 22)	—	(35,000)	—	—	—	—	—	—	—	—	(35,000)	—	(35,000)
Dividends to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	(629)	(629)
Balance at December 31, 2024	167,073	659,399	(413,757)	17,264	—	151,261	(16,989)	245,261	41,574	518,064	1,369,150	38,951	1,408,101
(*) Net of $(7,092) of Income tax.
(**) Net of $144,971 of Income tax.
(***) Net of $2,265 of Income tax.
(1) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values in our Sugar, ethanol and energy business. (see Note 24).
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Cash Flows
for the years ended December 31, 2024, 2023 and 2022
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2024	2023	2022
Cash flows from operating activities:
Profit for the year		92,101	226,721	108,606
Adjustments for:
Income tax (benefit) / expense	10	(57,015)	78,673	26,758
Depreciation	12	223,843	198,288	188,775
Amortization	15	2,314	1,730	2,265
Depreciation of right of use assets	13	77,867	74,085	63,339
Loss / (gain) from the disposal of other property items	8	2,408	(4,747)	(3,718)
Gain from the sale of farmland and other assets	8	(6,050)	(6,334)	—
Impairment due to fire	8	14,259	—	—
Bargain purchase gain on acquisition		—	—	(10,107)
Net loss / (gain) from the fair value adjustment of Investment properties	8	23,375	(10,620)	2,961
Equity settled share-based compensation granted	7	6,680	8,581	10,227
(Gain) / loss from derivative financial instruments and forwards	8, 9	(1,153)	(8,605)	13,685
Interest, finance cost related to lease liabilities and other financial expense, net	9	68,315	16,428	83,130
Initial recognition and changes in fair value of non-harvested biological assets (unrealized)		18,301	17,663	(44,935)
Changes in net realizable value of agricultural produce after harvest (unrealized)		7,327	(2,599)	(72)
Provision and allowances		(1,820)	654	999
Tax credits recognized	8	(19,486)	—	—
Net (gain) / loss of inflation effects on the monetary items	9	(2,421)	(28,816)	2,144
Foreign exchange losses / (gain), net	9	37,569	(90,930)	(19,278)
Cash flow hedge – transfer from equity	9	28,650	36,863	40,195
Subtotal		515,064	507,035	464,974
Changes in operating assets and liabilities:
(Increase) / decrease in trade and other receivables		(68,299)	3,683	(60,753)
Decrease / (increase) in inventories		3,089	(12,410)	45,437
Increase in biological assets		(38,861)	(23,393)	(3,686)
Increase in other assets		(2,054)	(37)	(1,056)
Decrease / (increase) in derivative financial instruments		21,820	(11,181)	(9,661)
Decrease in trade and other payables		(100,346)	(43,925)	(64,502)
Increase in payroll and social security liabilities		4,093	15,674	7,681
Increase / (decrease) in provisions for other liabilities		1,110	803	(290)
Net cash generated from operating activities before taxes paid		335,616	436,249	378,144
Income tax paid		(7,285)	(1,342)	(8,118)
Net cash generated from operating activities	(a)	328,331	434,907	370,026

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Cash Flows (Continued)
for the years ended December 31, 2024, 2023 and 2022
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2024	2023	2022
Cash flows from investing activities:
Acquisition of subsidiaries net of cash and cash equivalents acquired	21	(16,184)	(3,193)	1,120
Purchases of property, plant and equipment	12	(260,211)	(241,623)	(217,776)
Purchase of cattle and non-current biological assets	16	(1,928)	(511)	(9,096)
Purchases of intangible assets	15	(1,190)	(1,291)	(3,350)
Interest received and others (*)	9	7,847	62,120	5,199
Proceeds from disposal of other property items		2,332	4,094	2,770
Proceeds from the sale of farmland and other assets	21	23,259	33,242	9,879
Proceeds from the sale of subsidiary	21	—	—	10,000
Acquisition of short-term investment	17 (b)	(47,886)	(106,897)	(98,010)
Disposals of short-term investment	17	62,396	142,507	—
Net cash used in investing activities	(c)	(231,565)	(111,552)	(299,264)

Cash flows from financing activities:
Proceeds from long-term borrowings	26	126,757	7,739	41,082
Payments of long-term borrowings	26	(105,749)	(24,105)	(14,012)
Proceeds from short-term borrowings	26	169,901	448,532	347,928
Payments of short-term borrowings	26	(239,947)	(420,276)	(192,648)
Interest paid	(d)	(24,629)	(55,476)	(44,788)
Proceeds from exercise of employee share options		99	214	2,124
Collections / (payments) of derivatives financial instruments		669	(32)	118
Lease payments		(98,478)	(104,097)	(91,175)
Purchase of own shares		(66,887)	(26,242)	(36,844)
Dividends paid to non-controlling interest		(736)	—	(358)
Dividends paid to shareholders		(35,000)	(35,000)	(35,000)
Net cash used in financing activities	(e)	(274,000)	(208,743)	(23,573)
Net (decrease) / increase in cash and cash equivalents		(177,234)	114,612	47,189
Cash and cash equivalents at beginning of year	20	339,781	230,653	199,766
Effect of exchange rate changes and inflation on cash and cash equivalents	(f)	48,697	(5,484)	(16,302)
Cash and cash equivalents at end of year	20	211,244	339,781	230,653
Combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries over:

		2024	2023	2022
Operating activities	(a)	(102,797)	(16,383)	(38,043)
Acquisition of short term investment	(b)	(2,034)	—	—
Investing activities	(c)	(7,168)	(41,179)	(83)
Interest paid	(d)	9,395	(8,253)	77
Financing activities	(e)	71,386	45,933	45,359
Effects of exchange rate changes and inflation on cash and cash equivalents	(f)	38,579	11,629	(7,233)
(*) Includes 238 in 2024 related to gains on bond arbitrage transactions (54,687 in 2023 and nil in 2022) of which the combined effect of IAS 29 and 21 of the Argentine subsidiaries is (105) for 2024, 30,544 in 2023 and nil 2022.
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

These Consolidated Financial Statements have been approved for issue by the Board of Directors on April 24, 2025.

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

Argentina currency status and macroeconomic outlook:

The Argentine subsidiaries of the Group operate in an economic context in which main variables have a strong volatility as a consequence of political and economic uncertainties, both in national and international environments. Argentina’s annual inflation rate for the years ended December 31, 2024, 2023 and 2022 was 117.8%, 211.4% and 94.8%, respectively. The Group uses Argentina’s official exchange rate to account for transactions in Argentina, mainly affecting the farming business segment, which as of December 31, 2024, 2023 and 2022 was Ps.1,032.00, Ps.808.45 and Ps.177.16, respectively, against the U.S. dollar. For the years ended December 31, 2024, 2023 and 2022, Argentina’s official exchange rate against the U.S. dollar increased 27.7%, 356.3% and 72.5%, respectively.

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

The Argentine Central Bank under prior administration, had implemented certain measures that control and restrict the ability of companies and individuals to access the foreign exchange market known as MULC (for its acronym in Spanish) for certain transactions. However, the performance of blue-chip swap transactions known as Contado con Liquidación or CCL (for its acronym in Spanish) was an alternative lawful mechanism. The blue-chip swap transactions are capital markets transactions that could be implemented in different ways, both for the inflow and outflow of funds. The implicit exchange rate applicable to this type of transactions is higher with respect to the official foreign exchange rate.

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

	2024
	Subsidiaries’ functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Uruguayan Peso	U.S. Dollar	Total
Argentine Peso	3,374	—	—	—	3,374
Brazilian Reais	—	(553,476)	—	—	(553,476)
U.S. Dollar	(189,915)	(201,818)	35,958	(22,319)	(378,094)
Uruguayan Peso	—	—	(4,476)	—	(4,476)
Total	(186,541)	(755,294)	31,482	(22,319)	(932,672)

	2023
	Subsidiaries’ functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Uruguayan Peso	U.S. Dollar	Total
Argentine Peso	(70,608)	—	—	(39)	(70,647)
Brazilian Reais	—	(575,933)	—	—	(575,933)
U.S. Dollar	(90,313)	(262,485)	19,226	82,423	(251,149)
Uruguayan Peso	—	—	(2,711)	—	(2,711)
Total	(160,921)	(838,418)	16,515	82,384	(900,440)

The Group’s analysis shown on the tables below is carried out based on the exposure of each functional currency subsidiary against the U.S. Dollar. The Group estimated that, other factors being constant, a hypothetical 10% appreciation/(depreciation) of the U.S. Dollar against the Brazilian real respective functional currencies for the years ended December 31, 2024 and 2023 or the Uruguayan peso, or a 25% appreciation/(depreciation) of the U.S. Dollar against the Argentine peso.

		Functional currency
Net monetary position		Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
2024	U.S. Dollar	(47,479)	(20,182)	3,596	(64,065)
2023	U.S. Dollar	(22,578)	(26,249)	1,923	(46,904)

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)

The tables above only consider the effect of a hypothetical appreciation / (depreciation) of the U.S. Dollars on the Group’s net financial position. A hypothetical appreciation / (depreciation) of the U.S. Dollar against the functional currencies of the Group’s subsidiaries has historically had a positive / negative effect, respectively, on the fair value of the Group’s biological assets and the end prices of the Group’s agriculture produce, both of which are generally linked to the U.S. Dollar.

 Hedge Accounting Cash Flow Hedge

As part of the exchange rate risk, the Group may document and designate cash flow hedging relationships to hedge the foreign exchange rate risk of all or part of its highly probable future sales in U.S. Dollars using either all or a portion of its US dollar-denominated borrowings and/or derivative instruments including but not limited to currency forwards and foreign currency floating-to-fixed interest rate swaps, as needed.

The Group had formally hedged a portion of its highly probable future US dollar-denominated sales using a portion of its US dollar-denominated borrowings. For the year ended December 31, 2024, a loss before income tax of US$ 601 was recognized in other comprehensive income (December 31, 2023: US$ 7,319) and US$ 26,997 (December 31, 2023: US$ 49,737) was reclassified from equity to profit or loss within “Financial results, net”.

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

As of December 31, 2024, cash and cash equivalents of the Group totaled US$211.2 million.

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

At December 31, 2024	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 Years	Total
Trade and other payables	174,096	767	—	—	174,863
Borrowings	242,332	153,989	500,453	107,225	1,003,999
Leases Liabilities	66,365	82,192	183,204	196,594	528,355
Derivative financial instruments	5,779	—	—	—	5,779
Total	488,572	236,948	683,657	303,819	1,712,996

At December 31, 2023	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 Years	Total
Trade and other payables	163,873	528	82	398	164,881
Borrowings	254,162	83,359	723,250	2,013	1,062,784
Leases Liabilities	69,858	84,059	206,413	233,484	593,814
Derivative financial instruments	169	—	—	—	169
Total	488,062	167,946	929,745	235,895	1,821,648

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

The analysis for the year ended December 31, 2024 and 2023 is as follows:

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)

	2024
	Subsidiaries’ functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	U.S. Dollar	Total
Fixed rate:
Argentine Peso	8,827	—	—	8,827
Brazilian Reais	—	39,370	—	39,370
U.S. Dollar	83,500	292,293	152,782	528,575
Subtotal fixed-rate borrowings	92,327	331,663	152,782	576,772
Variable rate:
Brazilian Reais	—	189,339	—	189,339
U.S. Dollar	13,445	—	—	13,445
Subtotal variable-rate borrowings	13,445	189,339	—	202,784
Total borrowings as per statement of financial position	105,772	521,002	152,782	779,556

	2023
	Subsidiaries’ functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	U.S. Dollar	Total
Fixed rate:
Argentine Peso	35,318	—	—	35,318
Brazilian Reais	—	14,575	—	14,575
U.S. Dollar	36,050	373,939	167,088	577,077
Subtotal fixed-rate borrowings	71,368	388,514	167,088	626,970
Variable rate:
Argentine Peso	51,460	—	—	51,460
Brazilian Reais	—	210,186	—	210,186
U.S. Dollar	16,333	—	—	16,333
Subtotal variable-rate borrowings	67,793	210,186	—	277,979
Total borrowings as per statement of financial position	139,161	598,700	167,088	904,949

For the years ended December 31, 2024 and 2023, if interest rates on floating-rate borrowings had been 1% higher with all other variables held constant, the Group’s Profit before income tax for the years would have decreased as shown below. A 1% decrease in interest rates would have an equal and opposite effect on the income statement.

	2024
	Subsidiaries’ functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Total
Variable rate:
Brazilian Reais	—	(2)	(2)
U.S. Dollar	—	—	—
Total effects on profit before income tax	—	(2)	(2)

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)

	2023
	Subsidiaries’ functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reias	Total
Variable rate:
Argentine peso	(515)	—	(515)
Brazilian Reais	—	(2,102)	(2,102)
U.S. Dollar	(163)	—	(163)
Total effects on profit before income tax	(678)	(2,102)	(2,780)

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

Credit risk from trade receivables is considered to be low because the Group’s policy is to manage credit exposure to trading counterparties within defined trading limits. All of the Group’s significant counterparties are assigned internal credit limits.

The Group regularly sells to a large base of customers. The type and class of customers may differ depending on the Group’s business segments. For the years ended December 31, 2024 and 2023, more than 67% and 64%, respectively, of the Group’s sales of crops were sold to 19 and 15 well-known customers (both multinational and local) with a good credit history with the Group. In the rice segment 65% and 61% of sales were sold to 19 and 13 well-known customers for the years ended December 31, 2024 and 2023, respectively.

In the dairy segment, 67% and 69% of the sales were concentrated in 19 and 19 well-known customers for the years ended December 31, 2024 and 2023, respectively.

In the Sugar, Ethanol and Energy segment, (i) 89% of the sales of ethanol were concentrated in 12 and 9 large well known customers for the years ended December 31, 2024 and 2023, respectively, with a satisfactory credit history with the Company; (ii) 49% of the sales of Energy were made to Cámara de Comercialização de Energia Elétrica (CCEE ) and an other 28% and 42% is concentrated in 11 and 9 large well known customers with a satisfactory credit history with the Company and for the years ended December 31, 2024 and 2023, respectively, (iii) 94% and 82% of the export of Sugar were concentrated in 6 and 6 large well customers for the years ended December 31, 2024 and 2023, respectively.

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

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)
The Group is exposed to counterparty credit risk on cash and cash equivalent balances. The Group holds cash on deposit with a number of financial institutions. The Group manages its credit risk exposure by limiting individual deposits to clearly defined limits. The Group only deposits with high quality banks and financial institutions. As of December 31, 2024 and 2023, the total amount of cash and cash equivalents mainly comprise cash in banks and short-term bank deposits. The Group is authorized to transact with banks rated “BBB+” or higher. As of both December 31, 2024 and 2023, 5 banks (primarily Credit Agricole, Banco Itaú, Banco Galicia, JP Morgan and FCI) accounted for more than 70% and 80%, respectively, of the total cash deposited. The remaining amount of cash and cash equivalents relates to cash in hand. Additionally, during the year ended December 31, 2024, the Group invested in BOPREAL (Bonos para la Reconstrucción de una Argentina Libre), LECAPs (Letras del Tesoro Nacional Capitalizables en Pesos), in fixed-term bank deposits, treasury bills and also entered into derivative contracts (currency forward). The Group’s exposure of credit risk arising from cash and cash equivalents is set out in Note 20.

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

•Capital risk management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, it may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or buy own shares or sell assets to reduce debt. Consistent with others in the industry, the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as total debt (including current and non-current borrowings as shown in the consolidated statement of financial position, if applicable) divided by total capital. Total capital is calculated as equity, as shown in the consolidated statement of financial position, plus total borrowings. During the year ended December 31, 2024, the strategy was to maintain the gearing ratio within 0.30 to 0.60, as follows:

	2024	2023
Total borrowings	779,556	904,949
Total equity	1,408,101	1,265,648
Total capital	2,187,657	2,170,597
Gearing ratio	0.36	0.42

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

The following tables show the outstanding positions for each type of derivative contract as of the date of each statement of financial position:

▪ Futures / options

As of December 31, 2024:

	2024
Type of derivative contract	Quantities (thousands) (**)	Notional amount	Fair Value Asset/ (Liability)	(Loss)/Gain (*)
Futures:
Sale
Soybean	2	407	(18)	(18)
Wheat	3	697	16	16
Sugar	46	19,357	854	3,446
OTC:
Sugar	5	2,509	160	828
Total	56	22,970	1,012	4,272
 As of December 31, 2023:

	2023
Type of derivative contract	Quantities (thousands) (**)	Notional amount	Fair Value Asset/ (Liability)	(Loss)/Gain (*)
Futures:
Sale
Soybean	3	518	(9)	(9)
Wheat	2	537	(12)	(12)
Sugar	157	79,404	8,678	8,586
OTC:
Sugar	112	55,696	5,141	5,250
Total	274	136,155	13,798	13,815
(*) Included in the line item “gain / (loss) from commodity derivative financial instruments” of Note 8.
(**) All quantities expressed either in tons or cubic meters, as applicable.
Commodity future contract fair values are computed with reference to quoted market prices on future exchanges.

▪Floating-to-fixed interest rate swaps
The Group’s subsidiary Adecoagro Vale do Ivinhema entered into interest rate swap operations:
a) In December 2020, with Itaú BBA in an aggregate amount of R$ 400 million. In these operations the company receives IPCA (Extended National Consumer Price Index) plus 4.24% per year, and pays CDI (an interbank floating interest rate in Reais) plus 1.85% per year. This swap expires semiannually until December, 2026.

b) In July 2024 with:

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)

–Itaú BBA in an aggregate amount of R$ 76 million. In this operation the company receives IPCA (Extended National Consumer Price Index) plus 6.80% per year and pays CDI (an interbank floating interest rate in Reais) plus 0.49% per year. This swap expires in July 2034.

–BR Partners in an aggregate amount of R$ 115 million. In this operation the company receives IPCA (Extended National Consumer Price Index) plus 6.76% per year and pays CDI (an interbank floating interest rate in Reais) plus 0.41% per year. This swap expires in July 2031.

– XP Investimentos in an aggregate amount of R$ 209 million. In this operation the Company receives pre-fixed rate 12.61% per year and pays CDI (an interbank floating interest rate in Reais) plus 0.48% per year. This swap expires in July 2031.
These four interest rate swap agreements resulted in a recognition of a loss of US$ 10.5 million and US$ 4.2 million for the years ended December 31, 2024 and 2023, respectively.

▪Currency forward

The Group did not enter nor have outstanding any significant currency forward contract in 2024 and 2023

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

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
Segment reconciliation for the year ended December 31, 2024:

	2024
	Crops			Rice			Dairy
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Revenue	236,128	13,068	249,196	248,198	12,242	260,440	284,098	17,219	301,317
Cost of revenue	(213,909)	(12,424)	(226,333)	(208,266)	(10,029)	(218,295)	(241,770)	(13,477)	(255,247)
Initial recognition and changes in fair value of biological assets and agricultural produce	28,347	4,703	33,050	45,780	7,656	53,436	14,539	890	15,429
Loss from changes in net realizable value of agricultural produce after harvest	(19,780)	(2,656)	(22,436)	(6,614)	59	(6,555)	—	—	—
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	30,786	2,691	33,477	79,098	9,928	89,026	56,867	4,632	61,499
General and administrative expenses	(18,622)	(1,517)	(20,139)	(17,025)	(1,255)	(18,280)	(11,769)	(918)	(12,687)
Selling expenses	(17,240)	(1,060)	(18,300)	(30,771)	(1,735)	(32,506)	(27,678)	(1,915)	(29,593)
Other operating income / (expense), net	(5,304)	252	(5,052)	(14,052)	(4,288)	(18,340)	4,084	530	4,614
Profit / (loss) from Operations	(10,380)	366	(10,014)	17,250	2,650	19,900	21,504	2,329	23,833

Depreciation and amortization	(5,698)	(701)	(6,399)	(14,798)	(1,057)	(15,855)	(12,219)	(1,028)	(13,247)
Net loss from Fair value adjustment of investment property	(588)	(50)	(638)	(18,137)	(4,600)	(22,737)	—	—	—
Impairment of assets destroyed by fire	(14,162)	(97)	(14,259)	—	—	—	—	—	—

	2024
	Corporate			Total
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Revenue	—	—	—	1,476,378	42,529	1,518,907
Cost of revenue	—	—	—	(1,162,785)	(35,930)	(1,198,715)
Initial recognition and changes in fair value of biological assets and agricultural produce	—	—	—	129,832	13,249	143,081
Loss from changes in net realizable value of agricultural produce after harvest	—	—	—	(25,840)	(2,597)	(28,437)
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	—	—	—	417,585	17,251	434,836
General and administrative expenses	(25,452)	(2,143)	(27,595)	(98,047)	(5,833)	(103,880)
Selling expenses	736	(15)	721	(148,757)	(4,725)	(153,482)
Other operating income / (expense), net	294	5	299	8,325	(3,501)	4,824
Profit / (loss) from Operations	(24,422)	(2,153)	(26,575)	179,106	3,192	182,298

Depreciation and amortization	(1,523)	(127)	(1,650)	(223,244)	(2,913)	(226,157)
Net loss from Fair value adjustment of investment property	—	—	—	(18,725)	(4,650)	(23,375)
Impairment of assets destroyed by fire	—	—	—	(14,162)	(97)	(14,259)

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
Segment reconciliation for the year ended December 31, 2023:

	2023
	Crops			Rice			Dairy
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Revenue	216,912	(50,659)	166,253	256,347	(26,155)	230,192	246,875	(66,756)	180,119
Cost of revenue	(188,954)	45,075	(143,879)	(178,322)	8,064	(170,258)	(209,362)	54,889	(154,473)
Initial recognition and changes in fair value of biological assets and agricultural produce	(4,862)	(5,465)	(10,327)	(2,488)	(1,813)	(4,301)	14,086	(6,036)	8,050
Gain from changes in net realizable value of agricultural produce after harvest	2,730	(736)	1,994	—	—	—	—	—	—
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	25,826	(11,785)	14,041	75,537	(19,904)	55,633	51,599	(17,903)	33,696
General and administrative expenses	(14,779)	4,866	(9,913)	(15,709)	4,436	(11,273)	(10,411)	3,456	(6,955)
Selling expenses	(22,450)	6,336	(16,114)	(33,407)	6,958	(26,449)	(25,488)	8,312	(17,176)
Other operating income / (expense), net	20,006	(4,721)	15,285	7,470	(252)	7,218	1,872	(960)	912
Profit from Operations	8,603	(5,304)	3,299	33,891	(8,762)	25,129	17,572	(7,095)	10,477

Depreciation and amortization	(8,330)	2,909	(5,421)	(15,154)	4,342	(10,812)	(10,913)	3,852	(7,061)
Net gain from Fair value adjustment of investment property	10,199	(650)	9,549	1,176	(105)	1,071	—	—	—

	2023
	Corporate			Total
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Revenue	—	—	—	1,442,441	(143,570)	1,298,871
Cost of revenue	—	—	—	(1,081,208)	108,028	(973,180)
Initial recognition and changes in fair value of biological assets and agricultural produce	—	—	—	101,172	(13,314)	87,858
Gain from changes in net realizable value of agricultural produce after harvest	—	—	—	2,574	(736)	1,838
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	—	—	—	464,979	(49,592)	415,387
General and administrative expenses	(23,061)	6,473	(16,588)	(89,551)	19,231	(70,320)
Selling expenses	(305)	107	(198)	(150,805)	21,713	(129,092)
Other operating income / (expense), net	(309)	21	(288)	31,502	(5,912)	25,590
Profit / (loss) from Operations	(23,675)	6,601	(17,074)	256,125	(14,560)	241,565

Depreciation and amortization	(1,275)	454	(821)	(211,575)	11,557	(200,018)
Net gain from Fair value adjustment of investment property	—	—	—	11,375	(755)	10,620

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
Segment reconciliation for the year ended December 31, 2022:

	2022
	Crops			Rice			Dairy
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Revenue	280,329	(2,578)	277,751	204,396	(195)	204,201	236,222	(1,210)	235,012
Cost of revenue	(257,925)	2,330	(255,595)	(160,047)	(379)	(160,426)	(204,924)	1,039	(203,885)
Initial recognition and changes in fair value of biological assets and agricultural produce	62,567	1,494	64,061	16,032	525	16,557	27,523	(266)	27,257
Loss from changes in net realizable value of agricultural produce after harvest	(21,495)	136	(21,359)	—	—	—	—	—	—
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	63,476	1,382	64,858	60,381	(49)	60,332	58,821	(437)	58,384
General and administrative expenses	(13,312)	2	(13,310)	(15,487)	173	(15,314)	(10,378)	181	(10,197)
Selling expenses	(31,894)	212	(31,682)	(34,665)	229	(34,436)	(27,050)	76	(26,974)
Other operating income / (expense), net	463	(804)	(341)	(507)	(37)	(544)	(8)	(3)	(11)
Bargain purchase gain on acquisition	—	—	—	10,070	37	10,107	—	—	—
Profit from Operations	18,733	792	19,525	19,792	353	20,145	21,385	(183)	21,202

Depreciation and amortization	(8,017)	39	(7,978)	(12,215)	98	(12,117)	(10,075)	57	(10,018)
Net loss from Fair value adjustment of investment property	(2,184)	(158)	(2,342)	(580)	(39)	(619)	—	—	—

	2022
	Corporate			Total
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Revenue	—	—	—	1,351,707	(3,983)	1,347,724
Cost of revenue	—	—	—	(1,078,737)	2,990	(1,075,747)
Initial recognition and changes in fair value of biological assets and agricultural produce	—	—	—	214,188	1,753	215,941
Loss from changes in net realizable value of agricultural produce after harvest	—	—	—	(22,429)	136	(22,293)
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	—	—	—	464,729	896	465,625
General and administrative expenses	(23,413)	(136)	(23,549)	(84,507)	220	(84,287)
Selling expenses	(257)	(1)	(258)	(144,031)	516	(143,515)
Other operating income / (expense), net	(136)	21	(115)	2,693	(823)	1,870
Bargain purchase gain on acquisition	—	—	—	10,070	37	10,107
Profit / (loss) from Operations	(23,806)	(116)	(23,922)	248,954	846	249,800

Depreciation and amortization	22	(29)	(7)	(191,205)	165	(191,040)
Net loss from Fair value adjustment of investment property	—	—	—	(2,764)	(197)	(2,961)

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

Segment analysis for the year ended December 31, 2024:

	Farming				Sugar, Ethanol and Energy	Corporate	Total
	Crops	Rice	Dairy	Farming subtotal
Revenue	236,128	248,198	284,098	768,424	707,954	—	1,476,378
Cost of revenue	(213,909)	(208,266)	(241,770)	(663,945)	(498,840)	—	(1,162,785)
Initial recognition and changes in fair value of biological assets and agricultural produce	28,347	45,780	14,539	88,666	41,166	—	129,832
Changes in net realizable value of agricultural produce after harvest	(19,780)	(6,614)	—	(26,394)	554	—	(25,840)
Margin on manufacturing and agricultural activities before operating expenses	30,786	79,098	56,867	166,751	250,834	—	417,585
General and administrative expenses	(18,622)	(17,025)	(11,769)	(47,416)	(25,179)	(25,452)	(98,047)
Selling expenses	(17,240)	(30,771)	(27,678)	(75,689)	(73,804)	736	(148,757)
Other operating income / (expense), net	(5,304)	(14,052)	4,084	(15,272)	(*) 23,303	294	8,325
Profit / (loss) from operations	(10,380)	17,250	21,504	28,374	175,154	(24,422)	179,106

Depreciation and amortization	(5,698)	(14,798)	(12,219)	(32,715)	(189,006)	(1,523)	(223,244)
Net loss from Fair value adjustment of investment property	(588)	(18,137)	—	(18,725)	—	—	(18,725)
Reverse of revaluation surplus derived from the disposals of assets before taxes	9,024	—	—	9,024	—	—	9,024
Impairment of assets destroyed by fire	(14,162)	—	—	(14,162)	—	—	(14,162)

Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	10,197	18,669	(30,487)	(1,621)	(23,937)	—	(25,558)
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	18,150	27,111	45,026	90,287	65,103	—	155,390
Changes in net realizable value of agricultural produce after harvest (unrealized)	(775)	(6,552)	—	(7,327)	—	—	(7,327)
Changes in net realizable value of agricultural produce after harvest (realized)	(19,005)	(62)	—	(19,067)	554	—	(18,513)

Farmlands and farmland improvements, net	432,826	176,516	2,454	611,796	80,357	—	692,153
Machinery, equipment and other fixed assets, net	41,770	112,849	143,640	298,259	203,679	—	501,938
Bearer plants, net	1,292	—	—	1,292	326,278	—	327,570
Work in progress	468	6,276	4,009	10,753	16,175	—	26,928
Right of use assets	20,850	15,234	474	36,558	336,521	767	373,846
Investment property	28,193	5,349	—	33,542	—	—	33,542
Goodwill	10,397	6,319	—	16,716	3,526	—	20,242
Biological assets	79,363	102,098	42,864	224,325	69,620	—	293,945
Finished goods	40,345	32,623	20,553	93,521	94,633	—	188,154
Raw materials, stocks held by third parties and others	44,809	18,446	16,390	79,645	21,865	—	101,510
Total segment assets	700,313	475,710	230,384	1,406,407	1,152,654	767	2,559,828
Borrowings	36,573	15,270	69,199	121,042	532,230	126,284	779,556
Lease liabilities	17,385	12,549	538	30,472	310,769	789	342,030
Total segment liabilities	53,958	27,819	69,737	151,514	842,999	127,073	1,121,586

(*) This amount includes US$ 11.3 million related to tax credits resulting from a judicial decision regarding the exclusion of ICMS from the calculation base for PIS and COFINS, as well as US$ 8.1 million related to federal grant credits.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)

Segment analysis for the year ended December 31, 2023

	Farming				Sugar, Ethanol and Energy	Corporate	Total
	Crops	Rice	Dairy	Farming subtotal
Revenue	216,912	256,347	246,875	720,134	722,307	—	1,442,441
Cost of revenue	(188,954)	(178,322)	(209,362)	(576,638)	(504,570)	—	(1,081,208)
Initial recognition and changes in fair value of biological assets and agricultural produce	(4,862)	(2,488)	14,086	6,736	94,436	—	101,172
Changes in net realizable value of agricultural produce after harvest	2,730	—	—	2,730	(156)	—	2,574
Margin on manufacturing and agricultural activities before operating expenses	25,826	75,537	51,599	152,962	312,017	—	464,979
General and administrative expenses	(14,779)	(15,709)	(10,411)	(40,899)	(25,591)	(23,061)	(89,551)
Selling expenses	(22,450)	(33,407)	(25,488)	(81,345)	(69,155)	(305)	(150,805)
Other operating income / (expense), net	20,006	7,470	1,872	29,348	2,463	(309)	31,502
Profit / (loss) from operations	8,603	33,891	17,572	60,066	219,734	(23,675)	256,125

Depreciation and amortization	(8,330)	(15,154)	(10,913)	(34,397)	(175,903)	(1,275)	(211,575)
Net gain from Fair value adjustment of investment property	10,199	1,176	—	11,375	—	—	11,375
Reverse of revaluation surplus derived from the disposals of assets before taxes	(20,245)	—	—	(20,245)	—	—	(20,245)
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	4,171	(1,002)	(12,655)	(9,486)	(15,393)	—	(24,879)
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	(9,033)	(1,486)	26,741	16,222	109,829	—	126,051
Changes in net realizable value of agricultural produce after harvest (unrealized)	2,599	—	—	2,599	—	—	2,599
Changes in net realizable value of agricultural produce after harvest (realized)	131	—	—	131	(156)	—	(25)

Farmlands and farmland improvements, net	447,772	178,291	1,462	627,525	78,322	—	705,847
Machinery, equipment and other fixed assets, net	24,250	71,584	86,670	182,504	264,561	—	447,065
Bearer plants, net	753	—	—	753	375,089	—	375,842
Work in progress	10	291	5,584	5,885	14,926	—	20,811
Right of use assets	13,608	15,076	29	28,713	377,420	580	406,713
Investment property	29,192	4,172	—	33,364	—	—	33,364
Goodwill	6,095	3,704	—	9,799	4,510	—	14,309
Biological assets	55,545	32,843	23,191	111,579	116,458	—	228,037
Finished goods	33,407	9,306	9,927	52,640	126,971	—	179,611
Raw materials, stocks held by third parties and others	26,779	16,577	11,230	54,586	21,854	—	76,440
Total segment assets	637,411	331,844	138,093	1,107,348	1,380,111	580	2,488,039
Borrowings	30,326	32,340	57,376	120,042	604,827	180,080	904,949
Lease liabilities	12,341	13,475	57	25,873	352,238	399	378,510
Total segment liabilities	42,667	45,815	57,433	145,915	957,065	180,479	1,283,459

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
Segment analysis for the year ended December 31, 2022

	Farming				Sugar, Ethanol and Energy	Corporate	Total
	Crops	Rice	Dairy	Farming subtotal
Revenue	280,329	204,396	236,222	720,947	630,760	—	1,351,707
Cost of revenue	(257,925)	(160,047)	(204,924)	(622,896)	(455,841)	—	(1,078,737)
Initial recognition and changes in fair value of biological assets and agricultural produce	62,567	16,032	27,523	106,122	108,066	—	214,188
Changes in net realizable value of agricultural produce after harvest	(21,495)	—	—	(21,495)	(934)	—	(22,429)
Margin on manufacturing and agricultural activities before operating expenses	63,476	60,381	58,821	182,678	282,051	—	464,729
General and administrative expenses	(13,312)	(15,487)	(10,378)	(39,177)	(21,917)	(23,413)	(84,507)
Selling expenses	(31,894)	(34,665)	(27,050)	(93,609)	(50,165)	(257)	(144,031)
Other operating income / (expense), net	463	(507)	(8)	(52)	2,881	(136)	2,693
Bargain purchase gain on acquisition	—	10,070	—	10,070	—	—	10,070
Profit / (loss) from operations	18,733	19,792	21,385	59,910	212,850	(23,806)	248,954

Depreciation and amortization	(8,017)	(12,215)	(10,075)	(30,307)	(160,920)	22	(191,205)
Net loss from Fair value adjustment of investment property	(2,184)	(580)	—	(2,764)	—	—	(2,764)
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	2,071	3,327	(2,276)	3,122	35,232	—	38,354
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	60,496	12,705	29,799	103,000	72,834	—	175,834
Changes in net realizable value of agricultural produce after harvest (unrealized)	72	—	—	72	—	—	72
Changes in net realizable value of agricultural produce after harvest (realized)	(21,567)	—	—	(21,567)	(934)	—	(22,501)

Total reportable segments’ assets and liabilities are reconciled to total assets as per the statement of financial position as follows:

	2024	2023
Total reportable assets as per segment information	2,559,828	2,488,039
Intangible assets (excluding goodwill)	16,989	13,210
Deferred income tax assets	15,507	9,777
Trade and other receivables	251,866	218,115
Other assets	3,761	1,515
Derivative financial instruments	9,596	31,820
Short-term investment	46,097	62,637
Cash and cash equivalents	211,244	339,781
Total assets as per the statement of financial position	3,114,888	3,164,894

	2024	2023
Total reportable liabilities as per segment information	1,121,586	1,283,459
Trade and other payables	207,674	191,738
Deferred income tax liabilities	330,336	376,331
Payroll and social liabilities	34,189	38,927
Provisions for other liabilities	3,752	3,599
Current income tax liabilities	3,471	5,023
Derivative financial instruments	5,779	169
Total liabilities as per the statement of financial position	1,706,787	1,899,246

.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
Non-current assets and revenues and fair value gains and losses are shown by geographic region. These are the regions in which the Group is active: Argentina, Brazil, Uruguay and others.

As of and for the year ended December 31, 2024:

	Argentina	Brazil	Uruguay	Chile	Total
Property, plant and equipment	904,340	626,606	17,643	—	1,548,589
Investment property	33,542	—	—	—	33,542
Goodwill	16,716	3,526	—	—	20,242
Non-current portion of biological assets	43,418	—	—	—	43,418

Revenue	480,662	435,719	551,179	8,818	1,476,378
Initial recognition and changes in fair value of biological assets and agricultural produce	83,400	41,166	5,266	—	129,832
Changes in net realizable value of agricultural produce after harvest	(22,045)	554	(4,349)	—	(25,840)

As of and for the year ended December 31, 2023:

	Argentina	Brazil	Uruguay	Chile	Total
Property, plant and equipment	786,201	733,055	30,309	—	1,549,565
Investment property	33,364	—	—	—	33,364
Goodwill	9,799	4,510	—	—	14,309
Non-current portion of biological assets	23,706	—	—	—	23,706

Revenue	402,205	401,051	632,165	7,020	1,442,441
Initial recognition and changes in fair value of biological assets and agricultural produce	6,469	94,436	267	—	101,172
Changes in net realizable value of agricultural produce after harvest	3,341	(156)	(611)	—	2,574
As of and for the year ended December 31, 2022:

	Argentina	Brazil	Uruguay	Chile	Total
Revenue	373,746	494,215	472,538	11,208	1,351,707
Initial recognition and changes in fair value of biological assets and agricultural produce	102,656	108,066	3,466	—	214,188
Changes in net realizable value of agricultural produce after harvest	(21,482)	(934)	(13)	—	(22,429)

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.    Revenue

	2024	2023	2022
Manufactured products and services rendered:
Ethanol	265,154	247,008	387,124
Sugar	391,738	419,858	188,769
Energy (*)	37,029	35,985	34,919
Peanut	59,310	63,646	63,041
Sunflower	7,621	8,301	14,948
Cotton	3,893	8,383	6,780
Rice (*)	224,398	199,746	188,263
Fluid milk (UHT)	136,699	74,402	76,596
Powder milk (*)	55,552	43,958	84,257
Other diary products (*)	77,589	35,385	37,648
Services	10,887	6,080	10,987
Rental income	2,831	1,210	841
Others	45,641	43,436	24,199
	1,318,342	1,187,398	1,118,372
Agricultural produce and biological assets:
Soybean	79,445	42,610	81,757
Corn	56,125	22,490	71,188
Wheat	22,942	7,984	19,915
Sunflower	3,148	7,095	9,885
Barley	2,578	2,826	4,175
Seeds	4,328	428	1,940
Raw milk	9,383	15,081	21,623
Cattle	5,765	3,542	5,039
Cattle for dairy	13,700	6,718	7,543
Others	3,151	2,699	6,287
	200,565	111,473	229,352
Total revenue	1,518,907	1,298,871	1,347,724
(*) Includes sales of mwh of energy and tons rice products produced by third parties for an amount of US$3.2 million, and US$0.7 million respectively (December 31, 2023: sales of mwh of energy, tons rice and powder milk US$2.4 million, US$22.3 million and US$0.8 million, respectively and December 31, 2022: sales of mwh of energy, tons rice and butter US$2.3 million, US$0.9 million and US$1.3 million, respectively).

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

The notional amount of these contracts is US$67.5 million as of December 31, 2024 (2023: US$73.5 million; 2022: US$89.9 million) and comprised primarily of 9,314 thousand tons of sugar (US$ 4.5 million), 8,975 thousand m3 of ethanol (US$4.5 million), 555,744 thousand mwh of energy (US$21.2 million), 68,408 thousand tons of soybean (US$20.5 million), 17,183 thousand tons of wheat (US$3.8 million), and 47,414 thousand tons of corn (US$8.5 million) which expire between January and December 2025.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.    Cost of revenue

For the year ended December 31:

	2024
	Crops	Rice	Dairy	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of year (Note 19)	33,407	9,306	9,927	126,971	179,611
Cost of production of manufactured products (Note 6)	67,821	241,734	236,410	543,176	1,089,141
Purchases	24,015	1,128	6,839	1,837	33,819
Agricultural produce	220,471	—	23,083	6,067	249,621
Transfer to raw material	(102,773)	2,302	—	—	(100,471)
Direct agricultural selling expenses	27,861	—	—	—	27,861
Tax recoveries (i)	—	—	—	(56,361)	(56,361)
Changes in net realizable value of agricultural produce after harvest	(22,436)	(6,555)	—	554	(28,437)
Loss of idle capacity	—	—	—	4,918	4,918
Finished goods at the end of the year (Note 19)	(40,345)	(32,623)	(20,553)	(94,633)	(188,154)
Exchange differences	18,312	3,003	(459)	(33,689)	(12,833)
Cost of revenue	226,333	218,295	255,247	498,840	1,198,715

(i) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values for an amount of USD 37.8 million and for PIS and COFINS for an amount of USD 18.5 million.

For the year ended December 31:

	2023
	Crops	Rice	Dairy	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of year	37,539	13,659	12,825	88,693	152,716
Cost of production of manufactured products (Note 6)	47,086	123,629	121,341	548,553	840,609
Purchases	4,361	22,594	3,170	1,011	31,136
Agricultural produce	115,893	18	15,081	9,736	140,728
Transfer to raw material	(49,108)	(5,714)	—	—	(54,822)
Direct agricultural selling expenses	9,214	—	—	—	9,214
Tax recoveries (i)	—	—	—	(25,767)	(25,767)
Changes in net realizable value of agricultural produce after harvest	1,994	—	—	(156)	1,838
Loss of idle capacity	—	—	—	3,861	3,861
Finished goods at the end of the year (Note 19)	(33,407)	(9,306)	(9,927)	(126,971)	(179,611)
Exchange differences	10,307	25,378	11,983	5,610	53,278
Cost of revenue	143,879	170,258	154,473	504,570	973,180
(i) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values and of PIS/COFINS crédits.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.    Cost of revenue (continued)

For the year ended December 31:

	2022
	Crops	Rice	Dairy	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of year	37,225	5,015	15,157	80,857	138,254
Cost of production of manufactured products (Note 6)	68,510	165,330	180,723	455,336	869,899
Purchases	10,528	1,866	1,285	856	14,535
Acquisition of subsidiaries	—	8,413	—	—	8,413
Agricultural produce	245,402	106	21,647	11,571	278,726
Transfer to raw material	(75,158)	(6,549)	—	—	(81,707)
Direct agricultural selling expenses	25,623	—	—	—	25,623
Tax recoveries (i)	—	—	—	(17,800)	(17,800)
Changes in net realizable value of agricultural produce after harvest	(21,359)	—	—	(934)	(22,293)
Loss of idle capacity	—	—	—	7,507	7,507
Finished goods at the end of the year	(37,539)	(13,659)	(12,825)	(88,693)	(152,716)
Exchange differences	2,363	(96)	(2,102)	7,141	7,306
Cost of revenue	255,595	160,426	203,885	455,841	1,075,747

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

The following table provides the additional disclosure required on the nature of expenses and their relationship to the function within the Group:

Expenses by nature for the year ended December 31, 2024:

	Cost of production of manufactured products (Note 5)					General and Administrative Expenses	Selling Expenses	Total
	Crops	Rice	Dairy	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	5,348	15,941	14,372	47,731	83,392	34,578	12,327	130,297
Raw materials and consumables	—	886	28,319	5,930	35,135	—	—	35,135
Depreciation and amortization	2,055	5,204	6,156	149,453	162,868	25,270	1,042	189,180
Depreciation of right of use assets	—	54	—	8,901	8,955	14,914	130	23,999
Fuel, lubricants and others	263	1,534	1,611	35,069	38,477	1,478	406	40,361
Maintenance and repairs	1,698	5,051	5,386	37,045	49,180	5,904	1,135	56,219
Freights	344	11,561	3,635	395	15,935	—	70,697	86,632
Export taxes / selling taxes	—	—	—	—	—	—	36,145	36,145
Export expenses	—	—	—	—	—	—	12,816	12,816
Contractors and services	2,882	1,554	687	13,031	18,154	—	—	18,154
Energy transmission	—	—	—	—	—	—	2,340	2,340
Energy power	1,392	3,742	3,276	780	9,190	705	223	10,118
Professional fees	91	362	131	1,166	1,750	11,916	872	14,538
Other taxes	87	478	218	22,093	22,876	686	35	23,597
Contingencies	—	—	—	—	—	1,115	—	1,115
Lease expense and similar arrangements	246	1,228	201	—	1,675	1,629	708	4,012
Third parties raw materials	5,300	40,938	85,376	39,635	171,249	—	—	171,249
Tax recoveries	—	—	—	(18,536)	(18,536)	—	—	(18,536)
Others	786	3,287	2,908	8,947	15,928	5,685	14,606	36,219
Subtotal	20,492	91,820	152,276	351,640	616,228	103,880	153,482	873,590
Own agricultural produce consumed	47,329	149,914	84,134	191,536	472,913	—	—	472,913
Total	67,821	241,734	236,410	543,176	1,089,141	103,880	153,482	1,346,503

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

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.    Expenses by nature (continued)

Expenses by nature for the year ended December 31, 2022:

	Cost of production of manufactured products (Note 5)
	Crops	Rice	Dairy	Sugar, Ethanol and Energy	Total	General and Administrative Expenses	Selling Expenses	Total
Salaries, social security expenses and employee benefits	4,216	12,362	11,627	35,890	64,095	39,347	9,472	112,914
Raw materials and consumables	367	367	29,317	14,094	44,145	—	—	44,145
Depreciation and amortization	4,463	3,814	4,007	123,960	136,244	18,109	1,408	155,761
Depreciation right-of-use and other leases	—	115	971	7,475	8,561	7,702	99	16,362
Fuel, lubricants and others	239	249	1,886	38,813	41,187	712	340	42,239
Maintenance and repairs	1,264	3,320	1,856	22,674	29,114	1,718	741	31,573
Freights	519	9,319	2,862	75	12,775	—	57,913	70,688
Export taxes / selling taxes	—	—	—	—	—	—	39,202	39,202
Export expenses	—	—	—	—	—	—	17,963	17,963
Contractors and services	2,218	720	569	7,044	10,551	—	—	10,551
Energy transmission	—	—	—	—	—	—	3,053	3,053
Energy power	1,577	3,172	3,189	733	8,671	373	89	9,133
Professional fees	59	86	110	837	1,092	8,337	802	10,231
Other taxes	25	117	110	2,775	3,027	852	63	3,942
Contingencies	—	—	—	—	—	568	—	568
Lease expense and similar arrangements	178	682	197	—	1,057	1,153	271	2,481
Third parties raw materials	8,270	23,934	75,674	13,693	121,571	—	—	121,571
Tax recoveries	—	—	—	(556)	(556)	—	—	(556)
Others	1,335	2,736	1,269	4,322	9,662	5,416	12,099	27,177
Subtotal	24,730	60,993	133,644	271,829	491,196	84,287	143,515	718,998
Own agricultural produce consumed	43,780	104,337	47,079	183,507	378,703	—	—	378,703
Total	68,510	165,330	180,723	455,336	869,899	84,287	143,515	1,097,701
7.    Salaries and social security expenses

	2024	2023	2022
Wages and salaries (i)	160,955	127,113	132,010
Social security costs	46,912	41,404	36,932
Equity-settled share-based compensation	6,680	8,581	10,227
	214,547	177,098	179,169
(i)Includes US$33,148, US$35,007 and US$30,014, capitalized in Property, Plant and Equipment for the years 2024, 2023 and 2022, respectively.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

8.    Other operating income / (expense), net

	2024	2023	2022
Gain / (loss) from commodity derivative financial instrument	10,593	6,913	(6,842)
(Loss) / gain from disposal of other property items	(2,408)	4,747	3,718
Net (loss) / gain from fair value adjustment of investment property	(23,375)	10,620	(2,961)
Gain from disposal of farmland and other assets (Note 21)	6,050	6,334	—
Impairment of assets destroyed by fire (*)	(14,259)	—	—
Tax credits recognized (**)	19,486	—	—
Others	8,737	(3,024)	7,955
	4,824	25,590	1,870

(*) In September 2024, a fire in our Peanut facility located in the Province of Cordoba damaged a warehouse cell and inventory stored therein. As a result, the Company recognized an impairment loss of approximately US$ 12.0 million and US$ 2.0 million for inventories and property, plant and equipment, respectively. The appraisal of damages is currently being evaluated by insurance experts. The Company has insurance coverage that we estimate will cover all damages caused by the event suffered. Any insurance proceeds will be recognized as other income when received.

(**) This amount includes US$ 11.3 million related to non-income tax credits resulting from a judicial decision regarding the exclusion of ICMS from the calculation base for PIS and COFINS, as well as US$ 8.1 million related to federal grant credits.

9.    Financial results, net

	2024	2023	2022
Finance income:
- Interest income	16,048	7,134	5,781
- Foreign exchange gains, net	—	90,930	19,278
- Gain from interest rate/foreign exchange rate derivative financial instruments	—	3,501	—
- Other income	760	55,535	249
Finance income	16,808	157,100	25,308

Finance costs:
- Interest expense	(40,869)	(31,906)	(50,037)
- Finance cost related to lease liabilities	(32,938)	(40,203)	(31,113)
- Cash flow hedge – transfer from equity (Note 2)	(28,650)	(36,863)	(40,195)
- Foreign exchange losses, net	(37,569)	—	—
- Taxes	(7,572)	(5,473)	(4,862)
- Loss from interest rate/foreign exchange rate derivative financial instruments	(9,347)	—	(2,384)
- Other expenses	(9,496)	(7,642)	(9,009)
Finance costs	(166,441)	(122,087)	(137,600)
Other financial results - Net gain / (loss) of inflation effects on monetary items	2,421	28,816	(2,144)
Total financial results, net	(147,212)	63,829	(114,436)

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

	2024	2023	2022
Current income tax	(14,335)	4,570	(4,655)
Deferred income tax	71,350	(83,243)	(22,103)
Income tax benefit / (expense)	57,015	(78,673)	(26,758)

The statutory tax rate in the countries where the Group operates for all of the years presented are:

Tax Jurisdiction	Income Tax Rate
Argentina	35%
Brazil	34%
Uruguay	25%
Spain	25%
Luxembourg	24.94%
Chile	27%

Deferred tax assets and liabilities of the Group as of December 31, 2024 and 2023, without taking into consideration the offsetting of balances within the same tax jurisdiction, will be recovered or settled as follows:

	2024	2023
Deferred income tax asset to be recovered after more than 12 months	23,428	36,028
Deferred income tax asset to be recovered within 12 months	77,777	43,337
Deferred income tax assets	101,205	79,365

Deferred income tax liability to be settled after more than 12 months	(272,403)	(427,360)
Deferred income tax liability to be settled within 12 months	(143,631)	(18,559)
Deferred income tax liability	(416,034)	(445,919)
Deferred income tax liability, net	(314,829)	(366,554)
The gross movement on the deferred income tax account is as follows:

	2024	2023
Beginning of year	(366,554)	(292,656)
Exchange differences	(160,927)	69,707
Changes of fair value valuation for farmlands	144,971	(62,988)
Disposal of farmland	2,265	10,492
Others	1,158	632
Tax credit relating to cash flow hedge (i)	(7,092)	(8,498)
Income tax benefit / (expense)	71,350	(83,243)
End of year	(314,829)	(366,554)

(i) Relates to the gain or loss before income tax of cash flow hedge recognized in other comprehensive income amounting to US$601 for the year ended December 31, 2024 (2023: US$7,319; 2022: US$15,621); net of the reclassification from Equity to the Income Statement of US$ 26,997 for the year ended December 31, 2024 (2023: US$ 49,737; 2022:
US$ 40,388).

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.    Taxation (continued)

The movement in the deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred income tax liabilities	Property, plant and equipment	Investment property	Biological assets	Others	Total
At January 1, 2023	389,146	8,979	30,461	9,810	438,396
Charged / (credited) to the statement of income	18,229	9,760	(2,984)	12,460	37,465
Farmlands revaluation	62,988	—	—	—	62,988
Disposals of farmland	(10,492)	—	—	—	(10,492)
Exchange differences	(75,928)	(2,851)	(4,097)	438	(82,438)
At December 31, 2023	383,943	15,888	23,380	22,708	445,919
Charged / (credited) to the statement of income	(11,199)	(17,396)	550	(8,815)	(36,860)
Farmlands revaluation	(144,971)	—	—	—	(144,971)
Disposals of farmland	(2,265)	—	—	—	(2,265)
Exchange differences	137,102	11,215	8,679	(2,785)	154,211
At December 31, 2024	362,610	9,707	32,609	11,108	416,034

Deferred income tax assets	Provisions	Tax loss carry forwards	Equity-settled share-based compensation	Borrowings	Biological assets	Others	Total
At January 1, 2023	6,622	110,195	3,575	25,932	—	(584)	145,740
(Credited) / charged to the statement of income	1,064	(29,585)	—	(26,696)	3,242	6,197	(45,778)
Tax charge relating to cash flow hedge	—	(8,498)	—	—	—	—	(8,498)
Exchange differences	3,752	(15,011)	—	1,137	(3,242)	633	(12,731)
Others	—	—	440	—	—	192	632
At December 31, 2023	11,438	57,101	4,015	373	—	6,438	79,365
Charged / (credited) to the statement of income	(4,433)	27,133	—	14,828	9,176	(12,214)	34,490
Tax charge relating to cash flow hedge	—	(7,092)	—	—	—	—	(7,092)
Exchange differences	4,555	(6,200)	—	(1,712)	(6,643)	3,284	(6,716)
Others	—	—	964	—	—	194	1,158
At December 31, 2024	11,560	70,942	4,979	13,489	2,533	(2,298)	101,205

Tax loss carry forwards in Argentina and Uruguay generally expire within 5 years. Tax loss carry forwards in Brazil do not expire. However, in Brazil, the taxable profit for each year can only be reduced by tax loss carry forward up to a maximum of 30%. Tax loss carry forward in Luxembourg expire within 17 years.

In order to fully realize the deferred tax asset, the Group will need to generate future taxable income in the countries where the tax loss carry forward were incurred. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible.
.
As of December 31, 2024, the Group’s tax loss carry forwards and their corresponding jurisdictions are as follows:

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.    Taxation (continued)

Jurisdiction	Tax loss carry forward
Argentina (1)	104,947
Brazil	93,253
Uruguay	5,667
Luxembourg	19,209

(1) As of December 31, 2024, the aging of the determination tax loss carry forward in Argentina is as follows:

Year of generation	Amount
2020	499
2021	157
2022	29,873
2023	1,204
2024	73,213

The tax on the Group’s profit before income tax differs from the theoretical amount that would arise using the tax rates applicable to profits in the respective countries as follows:

	2024	2023	2022
Tax calculated at the tax rates applicable to profits in the respective countries	(8,735)	(103,860)	(43,827)
Non-deductible items	(316)	(1,616)	(1,921)
Effect of the changes in the statutory income tax rate in Argentina	—	1,280	(2,237)
Tax losses where no deferred tax asset was recognized	(20)	(706)	(107)
Non-taxable income	15,215	19,994	16,879
Previously unrecognized tax losses now recouped to reduce tax expenses (1)	9,908	38,646	19,419
Effect of IAS 29 and tax adjustment per inflation in Argentina	36,563	(29,526)	(18,195)
Others	4,400	(2,885)	3,231
Income tax expense	57,015	(78,673)	(26,758)

(1) 2024 includes US$8,832 of adjustment by inflation of tax loss carryforwards in Argentina (US$37,151 in 2023 and US$16,044 in 2022).

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

The Company believes that the lack of application of the income tax inflation adjustment is confiscatory. Accordingly, based on the precedents and the opinion of external and internal tax advisors, the Company has adjusted all items for inflation including those suspended by Section 39 of Law 24,073 as described above. The net effect of the inflation adjustment of Tax loss carryforwards resulted in a deferred tax asset of US$96.0 million as of December 31, 2024, of which US$ 86.8 million has already been applied.

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

OECD Pillar Two model rules

The group is within the scope of the OECD Pillar Two model rules. Pillar Two legislation was enacted in Luxembourg, the jurisdiction in which Adecoagro S.A. is incorporated, and came into effect for the fiscal year starting on January 1st,, 2024.

The group has not recognized Pillar Two current tax for the year ended December 31, 2024.

The group applies the IAS 12 exception to recognising and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.    Earnings per share

(a) Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the parent by the weighted average number of shares in issue during the period excluding common shares held as treasury shares (Note 22).

	2024	2023	2022
Profit from operations attributable to equity holders of the parent	92,340	226,291	108,138
Weighted average number of shares in issue (thousands)	102,604	107,092	110,079
Basic earnings per share	0.900	2.113	0.982

(b) Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares. The Group has two categories of dilutive potential shares: equity-settled share options and restricted units. For these instruments, a calculation is done to determine the number of shares that could have been acquired at fair value, based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the equity-settled share options. During 2024, the share options outstanding average were 465 thousands (2023: 401 thousands; 2022: 361 thousands) share options outstanding.

	2024	2023	2022
Profit from operations attributable to equity holders of the parent	92,340	226,291	108,138
Weighted average number of shares in issue (thousands)	102,604	107,092	110,079
Adjustments for:
- Employee share options and restricted units (thousands)	465	401	361
Weighted average number of shares for diluted earnings per share (thousands)	103,069	107,493	110,440
Diluted earnings per share	0.896	2.105	0.979

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

12.    Property, plant and equipment, net

Changes in the Group’s property, plant and equipment, net in 2024 and 2023 were as follows:

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and fittings	Bearer plants	Others	Work in progress	Total
At January 1, 2023
Fair value for farmlands / Cost	727,591	46,148	526,464	893,172	858,823	52,846	79,089	3,184,133
Accumulated depreciation	—	(29,406)	(258,084)	(801,960)	(506,096)	(23,232)	—	(1,618,778)
Net book amount	727,591	16,742	268,380	91,212	352,727	29,614	79,089	1,565,355
At December 31, 2023
Opening net book amount	727,591	16,742	268,380	91,212	352,727	29,614	79,089	1,565,355
Exchange differences	(197,377)	(4,029)	(43,653)	97,152	(46,372)	(21,835)	(21,863)	(237,977)
Additions	—	—	15,165	71,100	144,777	2,635	29,252	262,929
Revaluation surplus	188,879	—	—	—	—	—	—	188,879
Transfers	(33)	1,307	33,405	22,032	8,939	17	(65,667)	—
Disposals	(24,858)	—	(3,404)	(2,745)	—	(33)	—	(31,040)
Reclassification to non-income tax credits (*)	—	—	—	(293)	—	—	—	(293)
Depreciation	—	(2,375)	(28,737)	(81,463)	(84,229)	(1,484)	—	(198,288)
Closing net book amount	694,202	11,645	241,156	196,995	375,842	8,914	20,811	1,549,565

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and fittings	Bearer plants	Others	Work in progress	Total
At December 31, 2023
Fair value for farmlands / Cost	694,202	43,426	527,977	1,080,418	966,167	33,630	20,811	3,366,631
Accumulated depreciation	—	(31,781)	(286,821)	(883,423)	(590,325)	(24,716)	—	(1,817,066)
Net book amount	694,202	11,645	241,156	196,995	375,842	8,914	20,811	1,549,565
Year ended December 31, 2024
Opening net book amount	694,202	11,645	241,156	196,995	375,842	8,914	20,811	1,549,565
Exchange differences	410,088	4,793	55,872	(4,666)	(86,586)	5,160	1,755	386,416
Additions	—	—	17,282	66,997	144,484	5,708	39,605	274,076
Revaluation surplus	(413,798)	—	—	—	—	—	—	(413,798)
Transfers	—	2,900	24,871	7,348	—	124	(35,243)	—
Disposals	(13,732)	(8)	(3,094)	(4,351)	(2,199)	(136)	—	(23,520)
Reclassification to non-income tax credits (*)	—	—	—	(307)	—	—	—	(307)
Depreciation	—	(3,937)	(32,332)	(80,901)	(103,971)	(2,702)	—	(223,843)
Closing net book amount	676,760	15,393	303,755	181,115	327,570	17,068	26,928	1,548,589
At December 31, 2024
Fair value for farmlands / Cost	676,760	51,111	622,908	1,145,439	1,021,866	44,487	26,928	3,589,499
Accumulated depreciation	—	(35,718)	(319,153)	(964,324)	(694,296)	(27,419)	—	(2,040,910)
Net book amount	676,760	15,393	303,755	181,115	327,570	17,068	26,928	1,548,589

(*) Brazilian federal tax law allows entities to take a percentage of the total cost of the assets purchased as a tax credit. As of December 31, 2024 and 2023, ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) tax credits were reclassified to trade and other receivables.

Depreciation is calculated using the straight-line method to allocate their cost over the estimated useful lives. Farmlands are not depreciated, except for bearer plants.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

12.    Property, plant and equipment, net (continued)

Farmland improvements	5-25 years
Buildings and facilities	20 years
Furniture and fittings	10 years
Computer equipment (*)	3-5 years
Machinery and equipment	4-10 years
Vehicles (*)	4-5 years
Bearer plants	6 - based on productivity
(*) Included in Machinery, equipment, furniture and fittings.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each statement of financial position date. Farmlands are measured at fair value using a sales comparison approach. prepared by an independent expert. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant assumption being the price per hectare (Level 3). The Group estimated that, other factors being constant, a 10% reduction on the sales price for the year ended December 31, 2024 would have reduced the value of the farmlands on US$67.7 million (2023: US$69.4 million), which would impact, net of its tax effect on the "Revaluation surplus" item in the statement of Changes in Shareholders' Equity. Should farmlands be carried at historical cost, the net book value as of December 31, 2024 would have been US$312.6 million.

Depreciation charges are included in “Cost of production of Biological Assets," “Cost of production of manufactured products,”“General and administrative expenses,”“Selling expenses” and capitalized in “Property, plant and equipment” for the years ended December 31, 2024, 2023 and 2022.

During the year ended December 31, 2024, borrowing costs of US$4.9 million (2023:US$4.2 million) were capitalized as components of the cost of acquisition or construction for qualifying assets.

Certain of the Group’s assets had been pledged as collateral to secure the Group’s borrowings and other payables. The net book value of the pledged assets amounts to US$ 218 millions, both as of December 31, 2024 and 2023. Those pledge assets were guarantying the IFC Loan, which was fully cancelled during 2024. The Group is in the process of releasing those mortgages. We have no other debt guaranteed with any other asset.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

13.    Right of use assets, net

    Changes in the Group’s right of use assets, net in 2024 and 2023 were as follows:

	Agricultural partnerships (*)	Others	Total
At January 1, 2023
Opening net book amount	333,562	26,619	360,181
Exchange differences	19,095	1,074	20,169
Additions and re-measurements	95,386	5,062	100,448
Depreciation	(63,195)	(10,890)	(74,085)
Closing net book amount	384,848	21,865	406,713

At December 31, 2024
Opening net book amount	384,848	21,865	406,713
Exchange differences	(71,415)	(1,571)	(72,986)
Additions and re-measurements	107,050	10,936	117,986
Depreciation	(67,803)	(10,064)	(77,867)
Closing net book amount	352,680	21,166	373,846

    (*) Agricultural partnership has an average term of 6 years.

Depreciation charges are included in “Cost of production of Biological Assets,”“Cost of production of manufactured products,”“General and administrative expenses,”“Selling expenses” and capitalized in “Property, plant and equipment” for the year ended December 31, 2024, 2023 and 2022.

14.    Investment property

Changes in the Group’s investment property in 2024 and 2023 were as follows:

	2024	2023
Beginning of the year	33,364	33,330
Net (loss) / gain from fair value adjustment (Note 8)	(23,375)	10,620
Exchange difference	23,553	(10,586)
End of the year	33,542	33,364
Fair value	33,542	33,364
Net book amount	33,542	33,364

Investment properties are measured at fair value using a sales comparison approach prepared by an independent expert. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant assumption being the price per hectare (Level 3). The increase/decrease in the fair value of investment property is recognized in the Statement of income under the line item “Other operating income, net”. The Group estimated that, other factors being constant, a 10% reduction on the sales price for the period ended December 31, 2024 and 2023 would have caused a reduction of US$3.4 million and US$3.3 million respectively in the value of the investment properties, which would impact the line item “Net gain from fair value adjustment”.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.    Intangible assets, net

Changes in the Group’s intangible assets, net in 2024 and 2023 were as follows:

	Goodwill	Software	Trademarks	Others	Total
At January 1, 2023
Cost	18,544	17,255	11,848	1,279	48,926
Accumulated amortization	—	(9,513)	(2,747)	(546)	(12,806)
Net book amount	18,544	7,742	9,101	733	36,120
Year ended December 31, 2023
Opening net book amount	18,544	7,742	9,101	733	36,120
Exchange differences	(4,235)	(1,631)	(2,354)	58	(8,162)
Additions	—	1,284	—	7	1,291
Amortization charge (i)	—	(1,353)	(316)	(61)	(1,730)
Closing net book amount	14,309	6,042	6,431	737	27,519
At December 31, 2023
Cost	14,309	16,908	9,494	1,344	42,055
Accumulated amortization	—	(10,866)	(3,063)	(607)	(14,536)
Net book amount	14,309	6,042	6,431	737	27,519
Year ended December 31, 2024
Opening net book amount	14,309	6,042	6,431	737	27,519
Exchange differences	5,933	1,935	3,332	(159)	11,041
Additions	—	1,190	—	—	1,190
Disposal	—	(205)	—	—	(205)
Amortization charge (i)	—	(1,800)	(507)	(7)	(2,314)
Closing net book amount	20,242	7,162	9,256	571	37,231
At December 31, 2024
Cost	20,242	19,828	12,826	1,185	54,081
Accumulated amortization	—	(12,666)	(3,570)	(614)	(16,850)
Net book amount	20,242	7,162	9,256	571	37,231

(i)Amortization charges are included in “General and administrative expenses” and “Selling expenses” for the years ended December 31, 2024 and 2023, respectively. There were no impairment charges for any of the years presented (see Note 32 (a)).

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.    Biological assets

Changes in the Group’s biological assets in 2024 and 2023 were as follows:

	2024
	Crops (ii)	Rice (ii)	Dairy	Sugarcane (ii)	Total
Beginning of the year	55,545	32,843	23,191	116,458	228,037
Increase due to purchases	1,275	653	—	—	1,928
Initial recognition and changes in fair value of biological assets (i)	33,050	53,436	15,429	41,166	143,081
Decrease due to harvest / disposals	(220,801)	(151,317)	(107,878)	(205,967)	(685,963)
Costs incurred during the year	172,927	145,752	95,749	142,205	556,633
Exchange differences	37,367	20,731	16,373	(24,242)	50,229
End of the year	79,363	102,098	42,864	69,620	293,945

	2023
	Crops (ii)	Rice (ii)	Dairy	Sugarcane (ii)	Total
Beginning of the year	72,843	54,125	30,045	109,431	266,444
Increase due to purchases	369	142	—	—	511
Initial recognition and changes in fair value of biological assets (i)	(10,327)	(4,301)	8,050	94,436	87,858
Decrease due to harvest / disposals	(116,007)	(58,110)	(57,262)	(245,325)	(476,704)
Costs incurred during the year	130,965	57,990	51,901	146,592	387,448
Exchange differences	(22,298)	(17,003)	(9,543)	11,324	(37,520)
End of the year	55,545	32,843	23,191	116,458	228,037

(i) Biological asset with a production cycle of more than one year (that is dairy cattle) generated “Initial recognition and changes in fair value of biological assets” amounting to US$14,263 for the year ended December 31, 2024 (2023: US$15,795). In 2024, an amount of US$525 (2023: US$3,999) was attributable to price changes, and an amount of US$13,738 (2023: US$11,796) was attributable to physical changes.
(ii) Biological assets that are measured at fair value within level 3 of the hierarchy.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.    Biological assets (continued)

Cost of production for the year ended December 31, 2024:

	Crops	Rice	Dairy	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	6,635	16,241	14,412	13,814	51,102
Depreciation and amortization	—	—	—	4,940	4,940
Depreciation of right of use assets	—	—	—	44,553	44,553
Fertilizers, agrochemicals and seeds	76,280	46,336	50	51,180	173,846
Fuel, lubricants and others	1,011	2,367	1,584	4,277	9,239
Maintenance and repairs	2,451	17,665	5,454	4,100	29,670
Freights	5,502	2,130	190	—	7,822
Contractors and services	30,196	46,830	—	11,580	88,606
Feeding expenses	410	157	45,112	—	45,679
Veterinary expenses	279	97	5,050	—	5,426
Energy power	68	5,681	2,230	—	7,979
Professional fees	662	399	257	354	1,672
Other taxes	909	91	246	48	1,294
Lease expense and similar arrangements (1)	46,886	5,262	2	5,374	57,524
Others	953	2,386	930	1,985	6,254
Subtotal	172,242	145,642	75,517	142,205	535,606
Own agricultural produce consumed	685	110	20,232	—	21,027
Total	172,927	145,752	95,749	142,205	556,633

(1) Correspond mainly to lease arrangement short term

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.    Biological assets (continued)

Cost of production for the year ended December 31, 2023:

	Crops	Rice	Dairy	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	3,572	10,333	7,280	13,553	34,738
Depreciation and amortization	—	—	—	5,192	5,192
Depreciation of right of use assets	—	—	—	56,256	56,256
Fertilizers, agrochemicals and seeds	63,742	17,333	—	49,125	130,200
Fuel, lubricants and others	860	979	903	3,924	6,666
Maintenance and repairs	1,958	6,351	3,175	3,494	14,978
Freights	1,534	473	109	—	2,116
Contractors and services	30,694	17,447	—	10,731	58,872
Feeding expenses	1,578	189	23,711	—	25,478
Veterinary expenses	126	65	2,334	—	2,525
Energy power	29	1,847	1,339	—	3,215
Professional fees	282	287	219	393	1,181
Other taxes	480	142	148	52	822
Lease expense and similar arrangements (1)	24,536	1,547	—	2,100	28,183
Others	867	925	487	1,772	4,051
Subtotal	130,258	57,918	39,705	146,592	374,473
Own agricultural produce consumed	707	72	12,196	—	12,975
Total	130,965	57,990	51,901	146,592	387,448
(1) Correspond mainly to lease arrangement of short term periods.

Biological assets in December 31, 2024 and 2023 were as follows:

	2024	2023
Non-current
Cattle for dairy production (i)	42,449	23,191
Breeding cattle (ii)	607	371
Other cattle (ii)	362	144
	43,418	23,706
Current
Breeding cattle (iii)	11,433	6,037
Other cattle (iii)	415	—
Sown land – crops (ii)	69,339	49,813
Sown land – rice (ii)	99,720	32,023
Sown land – sugarcane (ii) (iv)	69,620	116,458
	250,527	204,331
Total biological assets	293,945	228,037

(i)Classified as bearer and mature biological assets.
(ii)Classified as consumable and immature biological assets.
(iii)Classified as consumable and mature biological assets.
(iv)It includes US$6,254 and US$3,833 of crops planted in sugarcane farms.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.    Biological assets (continued)

The fair value less estimated point of sale costs of agricultural produce at the point of harvest amounted to US$578,085 for the year ended December 31, 2024 (2023: US$419,442).

The following table presents the Group’s biological assets that are measured at fair value at December 31, 2024 and 2023 (See Note 17 for a the description of each fair value level):

	2024				2023
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Cattle for dairy production	—	42,449	—	42,449	—	23,191	—	23,191
Breeding cattle	12,040	—	—	12,040	6,408	—	—	6,408
Other cattle	—	777	—	777	—	144	—	144
Sown land – sugarcane	—	—	69,620	69,620	—	—	116,458	116,458
Sown land – crops	—	—	69,339	69,339	—	—	49,813	49,813
Sown land – rice	—	—	99,720	99,720	—	—	32,023	32,023

There were no transfers between any levels during the year.

The following significant unobservable inputs were used to measure the Group’s biological assets using the discounted cash flow valuation technique:

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.    Biological assets (continued)

Description	Unobservable inputs	Range of unobservable inputs		Relationship of unobservable inputs to fair value
		2024	2023
Sown land – sugarcane	Sugarcane yield – tonnes per hectare; Sugarcane TRS (kg of sugar per ton of cane) Production Costs – US$ per hectare. (Include maintenance, harvest and leasing costs)
'-Sugarcane yield: 50-100 tonnes/ha -Sugarcane TRS: 120-140 kg of sugar/tonnes of cane -Maintenance costs: 550-850 US$/ha -Harvest costs: 7.0-13.0 US$/tonnes of cane -Leasing costs: 12.0-14.4 tonnes/ha-Discount rate: 13.61% in Brazilian real.

'-Sugarcane yield: 50-100 tonnes/ha - Sugarcane TRS: 120-140kg of sugar/tonnes of cane - Maintenance costs: 550-850 US$/ha - Harvest costs: 7.0-13.0 US$/ tonnes of cane - Leasing costs: 12.0-14.4 tonnes/ha-Discount rate: 14.44% in Brazilian real.
The higher the sugarcane yield, the higher the fair value. The higher the maintenance, harvest and leasing costs per hectare, the lower the fair value. The higher the TRS of sugarcane, the higher the fair value.

Sown land – crops	Crops yield – tonnes per hectare; Commercial Costs – US$ per hectare; Production Costs – US$ per hectare.
'- Crops yield: 0.60 – 7.0 tonnes/ha for Wheat, 0.4 – 13 tonnes/ha for Corn, 0.1 - 4900.0 tonnes/ha for Soybean, 0.5 - 2.8 for Sunflower and 0.9 - 6.3 tonnes/ha for Peanut - Commercial Costs: 9-57 US$/tonnes for Wheat, 11-63 US$/tonnes for Corn, 12-71 US$/tonnes for Soybean, 11-73 US$/tonnes for Sunflower and 19-70 US$/ha for Peanut - Production Costs: 187-1031 US$/ha for Wheat, 195-1616 US$/ha for Corn, 186-1054 US$/ha for Soybean, 291-1184 US$/ha for Sunflower and 750-2007 US$/ha for Peanut-Discount rate: 2% in US$.

'- Crops yield: 0.37 – 4.6 tonnes/ha for Wheat, 3.6 – 11  tonnes/ha for Corn, 0.9 - 3.7 tonnes/ha for Soybean, 0.8-2.2 for Sunflower and 2.4 - 3.6 tonnes/ha for Peanut
- Commercial Costs: 14-39 US$/ha for Wheat, 16-65 US$/ha for Corn, 21-48 US$/ha for Soybean, 22-65 US$/ha for Sunflower and 25.0 - 56.0 US$/ha for Peanut
- Production Costs: 143-823 US$/ha for Wheat, 231-1318 US$/ha for Corn, 193-776 US$/ha for Soybean, 215-1000 US$/ha for Sunflower and 861.0 - 1,866.0 US$/ha for Peanut-Discount rate: 6% in US$.
The higher the crops yield, the higher the fair value. The higher the commercial and direct costs per hectare, the lower the fair value.
Sown land – rice	Rice yield – tonnes per hectare; Commercial Costs – US$ per hectare; Production Costs – US$ per hectare.	'-Rice yield: 4.9 -7.4 tonnes/ha -Commercial Costs: 18-53 US$/ha -Production Costs: 1275-2438 US$/ha-Discount rate: 2% in US$.	'-Rice yield: 4.7 -6.4 tonnes/ha -Commercial Costs: 11-35 US$/ha -Production Costs: 1033-3121 US$/ha-Discount rate: 6% in US$.	The higher the rice yield, the higher the fair value. The higher the commercial and direct costs per hectare, the lower the fair value.

As of December 31, 2024, the impact of a reasonable 10% increase / (decrease) in estimated costs, with all other variables held constant, would result in a decrease (increase) in the fair value of the Group’s biological asset less cost to sell of US$23.3 million for sugarcane, US$3.4 million for crops and US$6.5 million for rice.

As of December 31, 2023, the impact of a reasonable 10% increase / (decrease) in estimated costs, with all other variables held constant, would result in a decrease (increase) in the fair value of the Group’s biological asset less cost to sell of US$23.3 million for sugarcane, US$3.4 million for crops and US$6.5 million for rice.

 “La Niña” weather event in 2023

“La Niña” is a weather phenomenon caused by the fluctuation of the ocean temperatures in the central and eastern equatorial Pacific due to changes in the atmosphere, which affects the climate of several regions worldwide. When the temperature of the ocean decreases by 0.5°C below the five-quarter average, a so called “La Niña” weather pattern begins. This whether phenomenon is characterized by below average precipitations during spring and summertime in South America. We have experienced this weather pattern in Argentina and Uruguay, where most of our Farming operations are based, throughout the last three consecutive years and it has extended its effects during 2023, resulting in a severe drought in almost all productive regions in Argentina and Uruguay. Our diversification in terms of geographic footprint and crops planted (soybean, peanut, corn, wheat, sunflower, among others), acts as a natural hedge against weather risk, and enables us to adopt defensive strategies such as delaying planting activities and switching between crops which are either more resilient to dry weather or have a later development stage. However, and despite our ability to partially mitigate this effect, during 2023, as a consequence of the La

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.    Biological assets (continued)

Niña weather event, yields of our different crops had a reduction ranging from 18% to 60%, depending on the crop, thus significantly affecting our results of operations for the year ended December 31,2023.

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

(b) Financial assets at amortized cost

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

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non- financial assets	Total
December 31, 2024
Assets as per statement of financial position
Trade and other receivables	102,619	—	102,619	149,247	251,866
Derivative financial instruments	—	9,596	9,596	—	9,596
Short term investment	—	46,097	46,097	—	46,097
Cash and cash equivalents	211,244	—	211,244	—	211,244
Total	313,863	55,693	369,556	149,247	518,803

	Financial liabilities at amortized cost	Liabilities at fair value through profit or loss	Subtotal financial liabilities	Non- financial liabilities	Total
Liabilities as per statement of financial position
Trade and other payables	174,863	—	174,863	32,811	207,674
Borrowings	779,556	—	779,556	—	779,556
Leases Liabilities	342,030	—	342,030	—	342,030
Derivative financial instruments	—	5,779	5,779	—	5,779
Total	1,296,449	5,779	1,302,228	32,811	1,335,039

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.    Financial instruments by category (continued)

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non- financial assets	Total
December 31, 2023
Assets as per statement of financial position
Trade and other receivables	113,831	—	113,831	104,284	218,115
Derivative financial instruments	—	31,820	31,820	—	31,820
Short term investment	—	62,637	62,637	—	62,637
Cash and cash equivalents	339,781	—	339,781	—	339,781
Total	453,612	94,457	548,069	104,284	652,353

	Financial liabilities at amortized cost	Liabilities at fair value through profit or loss	Subtotal financial liabilities	Non- financial liabilities	Total
Liabilities as per statement of financial position
Trade and other payables	163,481	1,400	164,881	26,857	191,738
Borrowings (i)	904,949	—	904,949	—	904,949
Leases Liabilities	378,510	—	378,510	—	378,510
Derivative financial instruments (i)	—	169	169	—	169
Total	1,446,940	1,569	1,448,509	26,857	1,475,366

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

Income, expense, gains and losses on financial instruments can be assigned to the following categories:

	Financial asset / liabilities at amortized cost	Assets/ liabilities at fair value through profit or loss	Total
December 31, 2024
Interest income (i)	16,048	—	16,048
Interest expense (i)	(40,869)	—	(40,869)
Foreign exchange loss (i)	(37,569)	—	(37,569)
Gain from derivative financial instruments (ii)	—	1,246	1,246
Finance cost related to lease liabilities	(32,938)	—	(32,938)

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.    Financial instruments by category (continued)

	Financial assets / liabilities at amortized cost	Assets/ liabilities at fair value through profit or loss	Total
December 31, 2023
Interest income (i)	7,134	—	7,134
Interest expense (i)	(31,906)	—	(31,906)
Foreign exchange gains (i)	90,930	—	90,930
Gain from derivative financial instruments (ii)	—	10,414	10,414
Finance cost related to lease liabilities	(40,203)	—	(40,203)

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

As of December 31, 2024 and 2023, the financial instruments recognized at fair value on the statement of financial position comprise derivative financial instruments.

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

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of December 31, 2024 and 2023 and their allocation to the fair value hierarchy:

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.    Financial instruments by category (continued)

		Level 1	Level 2	Total
Assets
Derivative financial instruments	2024	1,148	8,448	9,596
Short-term investment (1)	2024	46,097	—	46,097
Derivative financial instruments	2023	13,819	18,001	31,820
Short-term investment (2)	2023	62,637	—	62,637

Liabilities
Derivative financial instruments	2024	(2)	(5,777)	(5,779)
Derivative financial instruments	2023	(68)	(101)	(169)
(1) It includes US$ 1,474 of BOPREAL (Bonos para la Reconstrucción de una Argentina Libre) and US$ 44,623 of LECAPs (Letras del Tesoro Nacional Capitalizables en Pesos).

(2) US-Treasury Bills with maturity from the date of acquisition longer than 90 days used as collateral for short-term borrowings. As of December, 2023, US$ 59,475 of these US T-bills are used as collateral for short-term borrowings and are not available for use by other entities of the Group.

There were no transfers within level 1 and 2 during the years ended December 31, 2024 and 2023.

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for this purpose, details of which may be obtained from the following table:

Class	Pricing Method	Parameters	Pricing Model	Level	2024	2023

Futures	Quoted price	—	—	1	852	8,657

Options/OTC	Quoted price	—	—	1	160	5,141

NDF	Quoted price	Foreign-exchange curve	Present value method	1	134	(47)

Interest-rate swaps	Theoretical price	Money market interest-rate curve	Present value method	2	2,671	17,900

Public securities	Quoted price	—	—	1	46,097	62,637

18.    Trade and other receivables, net

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

18.    Trade and other receivables, net (continued)

	2024	2023
Non-current
Advances to suppliers	3,316	3,266
Income tax credits	4,639	2,332
Non-income tax credits (i)	26,240	24,860
Judicial deposits	1,816	2,187
Receivable from disposal of subsidiary	—	3,899
Other receivables	2,499	2,516
Non-current portion	38,510	39,060
Current
Trade receivables	87,645	90,526
Less: Allowance for trade receivables	(1,114)	(2,888)
Trade receivables – net	86,531	87,638
Prepaid expenses	18,038	6,953
Advances to suppliers	35,996	42,808
Income tax credits	5,680	1,253
Non-income tax credits (i)	53,522	22,812
Receivable from disposal of subsidiary	2,900	3,971
Cash collateral	—	11
Other receivables	10,689	13,609
Subtotal	126,825	91,417
Current portion	213,356	179,055
Total trade and other receivables, net	251,866	218,115

(i) Includes US$307 (2023: US$293) reclassified from property, plant and equipment. It also includes US$16 million corresponding to tax credits resulting from a judicial decision regarding the exclusion of ICMS from the calculation base for PIS and COFINS.

The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other receivables approximate their carrying amount, as the impact of discounting is not significant.

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies (expressed in U.S. Dollars):

	2024	2023
Currency
U.S. Dollar	84,477	88,811
Argentine Peso	70,837	24,304
Uruguayan Peso	2,478	6,570
Brazilian Reais	94,074	98,430
	251,866	218,115

As of December 31, 2024 trade receivables of US$29,123 (2023: US$22,989) were past due but not impaired. The aging analysis of these receivables indicates that US$289 and US$449 are over 6 months in December 31, 2024 and 2023, respectively.

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

Movements on the Group’s allowance for trade receivables are as follows:

	2024	2023	2022
At January 1	2,888	4,266	3,023
Charge of the year	391	1,874	3,570
Unused amounts reversed	(892)	(1,371)	(661)
Used during the year	(1,129)	(173)	(100)
Exchange differences	(144)	(1,708)	(1,566)
At December 31	1,114	2,888	4,266

The creation and release of allowance for trade receivables have been included in “Selling expenses” in the statement of income. Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above.

As of December 31, 2024, approximately 89% (2023: 70%) of the outstanding unimpaired trade receivables (neither past due not impaired) relate to sales to 13 well-known multinational companies with good credit quality standing, including but not limited to Camara de comercializacion de energia electrica, Central Energica Vicentica LTDA, Syngenta AGRO S.A., YPF S.A., Bunge Argentina S.A., among others. Most of these entities or their parent companies are externally credit-rated. The Group reviews these external ratings from credit agencies.

The remaining percentage as of December 31, 2024 and 2023 of the outstanding unimpaired trade receivables (neither past due nor impaired) relate to sales to a dispersed large quantity of customers for which external credit ratings may not be available. However, the total base of customers without an external credit rating is relatively stable.

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

19.    Inventories

	2024	2023
Raw materials	101,510	76,440
Finished goods (Note 5)	188,154	179,611
	289,664	256,051

20.    Cash and cash equivalents

	2024	2023
Cash at bank and on hand	137,294	179,068
Short-term bank deposits	73,950	160,713
	211,244	339,781

21.    Acquisitions and disposals

Disposals

In April 2024, the Company sold “La Pecuaria” farm, a 3,177 hectares farm located in Uruguay for an aggregate amount of US$ 20.7 million, collected in full at closing. This transaction resulted in a pre-tax gain of US$ 6.1 million included in the line item “Other operating income” in the statement of income for year ended December 31, 2024. Also, an amount of US$ 6.9 million was reclassified to retained earnings out of the revaluation surplus reserve.

In September 2023, the Company sold “El Meridiano” farm, a 6,302 hectares farm located in the Province of Buenos Aires, Argentina for an aggregate amount of US$ 48 million, collected in full. This transaction resulted in a pre-tax gain of US$6.3 million included in the line item “Other operating income / (expense), net”. Also, an amount of US$ 13.1 million was reclassified to retained earnings out of the revaluation surplus reserve.

The Group did not complete any disposals during the years ended December 31, 2022.

Acquisitions

2024 and 2023 Acquisition Activity

The Group did not complete any acquisitions during the year ended December 31, 2024 and 2023.

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

The terms and conditions of the agreement contemplate the payment, subject to adjustments, of a purchase price of approximately US$ 17.8 million payable in three annual installments and the assumption of the existing financial debt for an amount of US$ 17.9 million. As of December 31, 2024, all installments have been cancelled.

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

During 2024, all installments were cancelled.

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

22.    Shareholders' contributions

The share capital of the Group is represented by common shares with a nominal value of US$1.5 per share and one vote each.

	Number of shares	Share capital and share premium
At January 1, 2022	122,382	1,034,633
Reduction of issued share capital of the company	(11,000)	(16,500)
Employee share options exercised (Note 23) (1)	—	2,432
Restricted shares granted and units vested (Note 23)	—	4,647
Purchase of own shares	—	(29,970)
Dividends paid to shareholders	—	(35,000)
At December 31, 2022	111,382	960,242
Employee share options exercised (Note 23) (1)	—	236
Restricted shares granted and units vested (Note 23)	—	7,528
Purchase of own shares	—	(22,123)
Dividends paid to shareholders	—	(35,000)
At December 31, 2023	111,382	910,883
Employee share options exercised (Note 23) (1)		115
Restricted shares granted (Note 23)		7,540
Purchase of own shares		(57,066)
Dividends provided for and paid to mayor shareholders	—	(35,000)
At December 31, 2024	111,382	826,472

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

Share Repurchase Program

On September 24, 2013, the Board of Directors of the Company has authorized a share repurchase program for up to 5% of its outstanding shares. The repurchase program has commenced on September 24, 2013 and is reviewed by the Board of Directors after each 12-month period. On December 11, 2024, the Board of Directors approved the renewal of the program, and also its extension for an additional twelve-month period, ending December 31, 2025.

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

As of December 31, 2024, the Company repurchased 31,241,925 shares under this program, of which 9,067,146 have been applied to some exercise of the Company’s stock option plan and restricted stock units and the grant of restricted shares. In 2024, 2023 and 2022 the Company repurchased shares for an amount of US$66.9 million; US$26.2 million and US$36.8 million respectively.

As of December 31, 2024 the company held 11,328,038 own shares, representing 10.2% of its issued capital stock. The Board of Directors intends to propose a reduction of capital through the cancellation of shares, with the objective of reducing the balance to below ten percent.

Dividend distribution

On April 17, 2024 the general meeting of the shareholders of the Company resolved the payment of an annual dividend of $35 million to be paid to outstanding shares in two installments. The first payment of the year 2024, of US$17.5 million (0.1682 per share) was made on May 29, 2024 and the second installment was made in November 27, 2024 (0.1740 per share).

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

Interim Dividend Proposal

On March 11, 2025 the Company’s Board of Directors approved the distribution of an interim dividend of US$17.5 million, to be paid in May of 2025. These Consolidated Financial Statements do not reflect this dividend payable.

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

Movements in the number of equity-settled options outstanding and their related weighted average exercise prices under the Adecoagro/ IFH 2004 Stock Incentive Option Plan are as follows:

	2024		2023		2022
	Average exercise price per share	Options (thousands)	Average exercise price per Share	Options (thousands)	Average exercise price per Share	Options (thousands)
At January 1	6.66	1,284	6.66	1,321	6.66	1,634
Exercised	6.83	(14)	5.83	(37)	6.77	(313)
At December 31	6.66	1,270	6.66	1,284	6.66	1,321

Options outstanding at year end under this Plan have the following expiry date and exercise prices:

	Exercise price per share	Shares (in thousands)
Expiry date (i):		2024	2023	2022
May 1, 2034	5.83	400	400	400
May 1, 2035	5.83	358	363	369
January 1, 2036	5.83	90	94	124
February 16, 2036	7.11	84	84	84
October 1, 2036	8.62	338	343	344

(i) On August 2023, the Board of Directors decided to extend the expired date of the Plan.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

23.    Equity-settled unit-based payments (continued)
(b)Restricted Share Plan

The Restricted Share and Restricted Stock Unit Plan was effectively established in 2010 and amended in November 2011. It is administered by the Compensation Committee of the Company. Restricted shares or units under these Plan vest over a 3-year period from the date of grant at 33% on each anniversary of the grant date. Participants are entitled to receive one common share of the Company for each restricted share or restricted unit granted. There are no performance requirements for the delivery of common shares, except that a participant’s employment with the Group must not have been terminated prior to the relevant vesting date. If the participant ceases to be an employee for any reason, any unvested restricted share or unit shall not be converted into common shares. The maximum number of common shares with respect to which awards may be made under the Plan is 9,228,795, of which 7,322,787 have already been vested. The maximum numbers of common shares are revised annually.

At December 31, 2024, the Group recognized compensation expense US$6.8 million related to the restricted stock units granted under the Restricted Share Plan (2023: US$8.6 million and 2022: US$10.9 million).
 .
The restricted shares under the Restricted Share Plan were measured at fair value at the date of grant.

Key grant-date fair value and other assumptions under the Restricted Share Plan are detailed below:

Grant Date	Apr 1, 2022	May 15, 2022	Mar 17, 2023	April 20, 2023	March 15, 2024	April 19, 2024
Fair value	10.87	12.60	7.44	8.12	10.07	10.90

Movements in the number of restricted shares outstanding under the Restricted Share Plan are as follows:

	Restricted shares (thousand)
	2024	2023	2022
At January 1	1,789	2,301	1,766
Granted (1)	604	549	1,406
Forfeited	(22)	(26)	(43)
Vested	(971)	(1,035)	(828)
At December 31	1,400	1,789	2,301

(1) Approved by the Board of Directors of March 12, 2024 and the Shareholders Meeting of April 17, 2024.

24.    Legal and other reserves

According to the laws of certain of the countries in which the Group operates, a portion of the profit of the year (5%) is separated to constitute legal reserves until they reach legal capped amounts. These legal reserves are not available for dividend distribution and can only be released to absorb losses. The legal limit of these reserves has not been met.

Legal and other reserves amount to US$23,302 as of December 31, 2024 (2023: US$26,124) and are included within the balance of retained earnings in the statement of changes in shareholders’ equity.

The Company may make distributions in the form of dividends or otherwise to the extent that it has distributable retained earnings or available distributable reserves (including share premium) that result from the Stand Alone Financial Statements prepared in accordance with Luxembourg GAAP. No distributable retained earning result from the Stand Alone Financial Statements of the Company as of December 31, 2024, but the Company has distributable reserves in excess of US$754,009.

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

25.    Trade and other payables

	2024	2023
Non-current
Trade payables	384	514
Other payables	383	494
	767	1,008
Current
Trade payables	173,157	140,949
Advances from customers	22,609	16,351
Taxes payable	9,499	9,482
Dividends to be paid	703	1,024
Payable from acquisition of subsidiary (Note 21)	—	13,404
Other payables	939	9,520
	206,907	190,730
Total trade and other payables	207,674	191,738

The fair values of current trade and other payables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other payables approximate their carrying amounts, as the impact of discounting is not significant.

26.    Borrowings

	2024	2023
Non-current
Senior Notes	414,638	498,347
Bank borrowings	265,367	199,496
	680,005	697,843
Current
Senior Notes	6,858	8,250
Bank overdrafts	—	4,386
Bank borrowings	92,693	194,470
	99,551	207,106
Total borrowings	779,556	904,949

As of December 31, 2024, total bank borrowings include collateralized liabilities of US$3,842 (2023: US$77,055). These loans are mainly collateralized by property, plant and equipment, sugarcane plantations, sugar export contracts, shares of certain subsidiaries of the Group and U.S. Treasury Bills.

Notes 2027

On September 21, 2017, the Company issued senior notes (the “Notes”) for a total amount of US$500 million, at an annual fixed rate of 6%. The Notes will mature on September 21, 2027. Interest on the Notes are payable semi-annually in arrears on March 21 and September 21 of each year. The total proceeds net of expenses was US$495.2 million.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

26.    Borrowings (continued)

The Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of our current and future subsidiaries. As of December 31, 2024, Adeco Agropecuaria S.A., Adecoagro Brasil Participações S.A., Adecoagro Vale do Ivinhema S.A., Pilagá S.A. and Usina Monte Alegre Ltda. are the only Subsidiary Guarantors.

The Notes contain customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions. As of December 31, 2024 and 2023 the Group was in compliance with these financial covenants.

On July 22, 2024, the Company announced a cash tender offer for up to US$100.0 million of the Notes due 2027. As of the closing date of the Tender (August 19, 2024) US$84.36 million in aggregate principal amount of Notes had been validly tendered by Holders and fully cancelled. The total consideration, including the Early Tender Premium, was US$ 980 for each US$1,000 principal amount of Notes.

Debt maturity breakdown

The maturity of the Group's borrowings and the Group's exposure to fixed and variable interest rates is as follows:

	2024	2023
Fixed rate:
Less than 1 year	69,178	117,105
Between 1 and 2 years	55,952	6,010
Between 2 and 3 years	414,994	5,508
Between 3 and 4 years	356	498,347
Between 4 and 5 years	356	—
More than 5 years	35,936	—
	576,772	626,970
Variable rate:
Less than 1 year	30,373	90,001
Between 1 and 2 years	83,142	37,712
Between 2 and 3 years	46,593	91,878
Between 3 and 4 years	2,932	56,605
Between 4 and 5 years	441	1,783
More than 5 years	39,303	—
	202,784	277,979
	779,556	904,949

Borrowings incurred by the Group’s subsidiaries in Brazil are repayable at various dates between January 2025 and November 2040 and bear either fixed interest rates ranging from 5.64% to 12.65% per annum or variable rates based on base-rates plus spreads ranging from 4.42% to 13.83% per annum.

Borrowings incurred by the Group’s subsidiaries in Argentina are repayable at various dates between March 2025 and December 2028 and bear either no interest rate or variable rates based on specific base-rates plus spreads of 3.1% for those borrowings denominated in U.S. Dollar, and a fixed interest rates ranging from 43.0% to 45% per annum for those borrowings denominated in Argentine pesos.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

26.    Borrowings (continued)

Brazilian Subsidiaries

The main loans of the Group’s Brazilian Subsidiaries are:

Bank	Grant date	Nominal amount		Capital outstanding as of December 31				Maturity date	Annual interest rate
				2024			2023
		(In millions)		Millions of Brazilian Real		Millions of equivalent Dollars	Millions of equivalent Dollars
Certificados Recebíveis do Agronegócio (CRA) (2)	December, 2019	R$	400.0	R$	400.0	64.6	82.6	November-27	3.80% + IPCA
Debênture (1)	December, 2020	R$	400.0	R$	400.0	64.6	82.6	December-26	4.24% + IPCA
Certificados Recebíveis do Agronegócio (CRA) (2)	July, 2024	R$	400.0	R$	400.0	64.6	—	Jul-31 / Jul-34	IPCA + 6.80% /12.65%

(1) Collateralized by long term power purchase agreement (PPA).

(2) This debt was issued with no guarantee.

The Debenture contains certain customary financial covenants and restrictions which require the Brazilian subsidiaries to meet pre-defined financial ratios, among other restrictions, as well as restrictions on the payment of dividends. These financial ratios are measured considering the statutory financial statements of the Brazilian Subsidiaries.

As of December 31, 2024 and 2023 the Group was in compliance with all financial covenants.

Argentinian Subsidiaries

The main loans of the Group’s Argentinian Subsidiaries are:

Bank	Grant date	Nominal amount	Capital outstanding as of December 31		Maturity date	Annual interest rate
			2024	2023
		(In millions)	(In millions)	(In millions)
IFC (1)	June, 2020	US$20.0	—	16.33	June, 2028	4% plus SOFR
Rabobank	June, 2024	US$13.6	13.60	—	December, 2028	3.1% + SOFR
 (1) During 2024, the Group settled the outstanding amount of US$16.4 million under the loan agreement entered into with the International Finance Corporation (IFC).

The above mentioned loans contain certain customary financial covenants which require us to meet pre-defined financial ratios. These financial ratios are measured considering the statutory financial statements of the Argentinian Subsidiaries.

As of December 31, 2024 and 2023 the Group was in compliance with all financial covenants.

The carrying amount of short-term borrowings is approximate its fair value due to the short-term maturity. Long term borrowings subject to variable rate approximate their fair value. The fair value of long-term subject to fix rate do not significantly differ from their fair value. The fair value (level 2) of the notes as of December 31, 2024 and 2023 equals US$403.6 million and US$485.3 million, 97.24% and 97.06% of the nominal amount, respectively.

The breakdown of the Group’s borrowing by currency is included in Note 2 - Interest rate risk.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

26.    Borrowings (continued)

Evolution of the Group's borrowings as December 31, 2024 and 2023 is as follow:

	2024	2023
Amount at the beginning of the year	904,949	1,007,752
Proceeds from long term borrowings	126,757	7,739
Payments of long term borrowings	(105,749)	(24,105)
Proceeds from short term borrowings	169,901	448,532
Payments of short term borrowings	(239,947)	(420,276)
Payments of interest (1)	(741)	(43,457)
Accrued interest	23,489	33,495
Exchange differences, inflation and translation, net	(99,800)	(105,465)
Others	697	734
Amount at the end of the year	779,556	904,949
(1) Excludes payment of interest related to trade and other payables.

27.     Lease liabilities

	2024	2023
Lease liabilities
Non-current	287,679	325,569
Current	54,351	52,941
	342,030	378,510

The maturity of the Group’s lease liabilities is as follows:

	2024	2023
Less than 1 year	54,351	52,941
Between 1 and 2 years	65,697	66,474
Between 2 and 3 years	51,325	61,398
Between 3 and 4 years	43,571	47,677
Between 4 and 5 years	35,764	39,254
More than 5 years	91,322	110,766
	342,030	378,510

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

27.    Lease liabilities (continued)
Changes in the Group’s lease liabilities, net in 2024 and 2023 were as follows:

	Agricultural "partnerships"	Others	Total
Amount at the beginning of the year 2023	312,066	25,914	337,980
Exchange differences	17,062	1,151	18,213
Additions and re-measurement	95,386	5,061	100,447
Payments	(104,261)	(14,072)	(118,333)
Finance cost related to lease liabilities	36,906	3,297	40,203
Closing net book amount	357,159	21,351	378,510

Amount at the beginning of the year 2024	357,159	21,351	378,510
Exchange differences	(87,462)	(1,464)	(88,926)
Additions and re-measurement	107,050	10,936	117,986
Payments	(86,276)	(12,202)	(98,478)
Finance cost related to lease liabilities	30,137	2,801	32,938
Closing net book amount	320,608	21,422	342,030

28.    Payroll and social security liabilities

	2024	2023
Non-current
Social security payable	1,454	1,570
	1,454	1,570
Current
Salaries payable	4,077	4,498
Social security payable	4,821	4,062
Provision for vacations	13,314	12,783
Provision for bonuses	10,523	16,014
	32,735	37,357
Total payroll and social security liabilities	34,189	38,927

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

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

29.    Provisions for other liabilities (continued)

The table below shows the movements in the Group's provisions for other liabilities categorized by type of provision:

	Labor, legal and other claims	Others	Total
At January 1, 2023	3,029	406	3,435
Additions	2,522	34	2,556
Used during year	(1,558)	(379)	(1,937)
Exchange differences	(426)	(29)	(455)
At December 31, 2023	3,567	32	3,599
Additions	1,327	674	2,001
Used during year	(1,945)	(34)	(1,979)
Exchange differences	124	7	131
At December 31, 2024	3,073	679	3,752

Analysis of total provisions:

	2024	2023
Non current	2,244	2,871
Current	1,508	728
	3,752	3,599

The Group is engaged in several legal proceedings, including tax, labor, civil, administrative and other proceedings in Brazil, which qualified as contingent liabilities for an aggregate claimed nominal amount of US$64 million and US$75.6 million as of December 31, 2024 and 2023, respectively. These amounts refers to a claim of the tax authorities in Brazil of the exclusion of the calculation base of Income Tax of the accelerated depreciation of rural activity as provided for in article 6 of Provisional Measure 2,159-70 / 01 and in Article 325 of the Income Tax Regulation / 18.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

30.    Group companies

The following table details the subsidiaries that comprised the Group as of December 31, 2024 and 2023:

			2024	2023
	Activities	Country of incorporation and operation	Ownership percentage held if not 100%	Ownership percentage held if not 100%
Details of principal subsidiary undertakings:
Operating companies (unless otherwise stated):
Adeco Agropecuaria S.A.	(a)	Argentina	—	—
Pilagá S.A.	(a)	Argentina	99.98%	99.98%
Cavok S.A.	(a)	Argentina	51%	51%
Establecimientos El Orden S.A.	(a)	Argentina	51%	51%
Bañado del Salado S.A.	(a)	Argentina	—	—
Agro Invest S.A.	(a)	Argentina	51%	51%
Forsalta S.A.	(a)	Argentina	51%	51%
Dinaluca S.A.	(a)	Argentina	—	—
Compañía Agroforestal S.M.S.A.	(a)	Argentina	—	—
Energía Agro S.A.U.	(a)	Argentina	—	—
L3N S.A.	(d)	Argentina	—	—
Girasoles del Plata S.A.	(a)	Argentina	—	—
Molinos Libres S.A.U.	(a)	Argentina	—	—
Adeco Agropecuaria Brasil Ltda.	(b)	Brazil	—	—
Adecoagro Vale do Ivinhema S.A. ("AVI")	(b)	Brazil	—	—
Usina Monte Alegre Ltda. ("UMA")	(b)	Brazil	—	—
Adecoagro Biogas LTDA. (ex Adecoagro GD LTDA.)	(b)	Brazil	—	—
Monte Alegre Combustiveis Ltda.	(b)	Brazil	—	—
Adecoagro Energia Ltda.	(b)	Brazil	—	—
Adecoagro Agricultura e Participação Ltda.	(b)	Brazil	—	—
Methanum Engenharia Ambiental Ltda.	(b)	Brazil	85%	85%
Angelica Energia Ltda.	(b)	Brazil	—	—
Ivinhema Energia Ltda.	(b)	Brazil	—	—
Kelizer S.A.	(a)	Uruguay	—	—
Adecoagro Uruguay S.A.	(a)	Uruguay	—	—
Arroz del Plata S.A.	(a)	Uruguay	—	—
Paso Dragón S.A.	(a)	Uruguay	—	—
Adecoagro Chile S.P.A	(a)	Chile	—	—
Holdings companies:
Adecoagro Brasil Participações S.A.	—	Brazil	—	—
Adecoagro LP S.C.S.	—	Luxembourg	—	—
Adecoagro GP S.a.r.l.	—	Luxembourg	—	—
Ladelux S.A.	—	Uruguay	—	—
Spain Holding Companies	(c)	Spain	—	—
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
(d) Mainly dairy.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

30.    Group companies (continued)

The percentage voting right for each principal subsidiary is the same as the percentage of capital stock held. Issued share capital represents only common shares/ quotas, units or their equivalent. There are no preference shares or units issued in any subsidiary undertaking.

According to the laws of certain of the countries in which the Group operates, 5% of the profit of the year is separated to constitute legal reserves until they reach legal capped amounts (20% of total capital). These legal reserves are not available for dividend distribution and can only be released to absorb losses.

31.    Related-party transactions

The following is a summary of the balances and transactions with related parties:

Related party	Relationship	Description of transaction	Loss included in the statement of income			Balance receivable (payable)/(equity)
			2024	2023	2022	2024	2023

Management and selected employees	Employment	Compensation selected employees	(7,515)	(8,218)	(11,497)	(17,409)	(18,781)

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

(a) Impairment of non-financial assets

At the date of each statement of financial position, the Group reviews the carrying amounts of its property, plant and equipment and finite lived intangible assets to determine whether there is any indication that those assets could have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where the asset does not generate cash flows that are independently from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. The Group’s property, plant and equipment items generally do not generate independent cash flows.

Net assets

The carrying amount of the net assets of the Company as of December 31, 2024 was USD 1.4 billions, which exceeds the Market Capitalization as of that date. This situation could mean that there is an impairment indicator as referred in IAS 36. The Company also considered the offer made by Tether described in Note 34. A calculation of the value in use of net assets of the Company was made, through a discounted cash flow projections of the two major lines of business, Farming and Sugar, Ethanol and Energy, based on financial forecast approved by the management covering a five-year period. The Company reached to the conclusion that no impairment should be recognized given the value in use of the Company determined is higher that its net assets book value. as of December 31, 2024.

The key assumptions used by management in the value-in-use calculations which are considered to be most sensitive to the calculation are the followings.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

32.    Material accounting estimates and judgments (continued)

Key Assumptions	December 31, 2024
Perpetuity growth rate	2%
Discount rate	10%
Projected operating income	Business/segment key assumption

Crops		Dairy
Main assumptions	2025	Main assumptions	2025

Area ('000 Has.) (1)	224	Milking cows ('000 Heads)	14,484
Soy yield (tons/hect) (2)	2.5	Cow productivity (lt/head/day)	37.8
Corn yield (tons/hect)	6.4	Processed milk ('000 lt/day)	1,159
Peanut yield (tons/hect)	3.4	International milk powder price ($/ton)	3,803
Soy FAS average price ($/ton)	300
Wheat price ($/ton)	215
Peanut planted Area (000 Has)	25.4

Rice		Sugar, Ethanol & Energy
Main assumptions	2025	Main assumptions	2025
Area ('000 Has.)	62.8	Milling (MM Tons)	13.1
Rice yield (tons/hect)	6.7	TRS (Kg/Ton)	130.2
Domestic white rice price ($/ton)	777	Sugar #11 price (cents/lb)	18.7
Production cost (usd/ha)	1,583	Energy efficiency (KWH/ton)	60
Rough rice production ('000)	418	Ethanol mix (%)	47%
Rice export price ($/ton - FOB)	636	Yield. Ton/ha	78.5

(1) Planted area expressed as calendar year. Includes summer crops from the 2024/25 harvest season and winter crops from the upcoming 2025/26 campaign.
(2) Includes soybean 1st crop and 2nd crop.
(3) Expected yield for wheat for the 2025/26 campaign.
(4) Physical yield

As of December 31, 2024, the impact of a reasonable 10% decrease in the growth rate, or a 10% decrease in sugar price, or a 10% increase in the cost of capital with all other variables held constant, would result that the value in use would reduce in 3%; 12% and 11%, respectively, which in all cases is still above the net assets book value.

We believe we have made reasonable estimates and utilized appropriate assumptions in the performance of our value in use calculation. If future results are not consistent with our assumptions and estimates, including future events such as significant increases in discount rates, significant reduction of yields due to climate or crops diseases, or a significant increase in costs, we could be exposed to impairment charges in the future. Any resulting impairment loss could have a material adverse impact on our consolidated statements of financial position, consolidated statements of income and consolidated statements of cash flows.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

32.    Material accounting estimates and judgments (continued)

Goodwill

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

Each farmland in Argentina and Uruguay represents one CGU. For its properties in Brazil, management identified a farmland together with its related mill as separate CGUs. Most of the farmlands in Argentina and Uruguay are treated as single CGUs.

    Based on these criteria, management identified a total amount of 29 CGUs as of September 30, 2024 and 30 CGUs as of September 30, 2023.

As of September 30, 2024 and 2023, due to the fact that there were no impairment indicators, the Group only tested those CGUs with allocated goodwill in Argentina and Brazil.

    CGUs tested based on a fair-value-less-costs-to-sell model at September 30, 2024 and 2023:

    As of September 30, 2024, the Group identified 6 CGUs in Argentina (2023: 6 CGUs) to be tested based on this model (all CGUs with allocated goodwill). Estimating the fair value less costs-to-sell is based on the best information available, and refers to the amount at which the CGU could be bought or sold in a current transaction between willing parties. Management may be assisted by the work of external advisors. When using this model, the Group applies the “sales comparison approach” as its method of valuing most properties, which relies on results of sales of similar agricultural properties to estimate the value of the CGU. This approach is based on the theory that the fair value of a property is directly related to the selling prices of similar properties.

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

    The following table shows only the 6 CGUs (2023: 6 CGUs) where goodwill was allocated at each period end and the corresponding amount of goodwill allocated to each one:

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

32.    Material accounting estimates and judgments (continued)

CGU / Operating segment / Country	September 30, 2024	September 30, 2023
La Carolina / Crops / Argentina	314	281
El Orden / Crops / Argentina	301	271
La Guarida / Crops / Argentina	2,923	2,623
Los Guayacanes / Crops / Argentina	3,573	3,206
Doña Marina / Rice / Argentina	6,220	5,582
El Colorado / Crops / Argentina	3,124	2,804
Closing net book value of goodwill allocated to CGUs tested (Note 15)	16,455	14,767
Closing net book value of PPE items and other assets allocated to CGUs tested	143,202	143,976
Total assets allocated to CGUs tested	159,657	158,743

Based on the testing above, the Group determined that none of the CGUs, with allocated goodwill, were impaired at September 30, 2024 and 2023.

    CGUs tested based on a value-in-use model at September 30, 2024 and 2023:

As of September 30, 2024, the Group identified 2 CGUs (2022: 2 CGUs) in Brazil to be tested based on this model (all CGUs with allocated goodwill). The determination of the value-in-use calculation required the use of significant estimates and assumptions related to management’s cash flow projections In performing the value-in-use calculation, the Group applied pre-tax rates to discount the future pre-tax cash flows. In each case, these key assumptions have been made by management reflecting past experience and are consistent with relevant external sources of information, such as appropriate market data. In calculating value-in-use, management may be assisted by the work of external advisors.

The key assumptions used by management in the value-in-use calculations which are considered to be most sensitive to the calculation are

Key Assumptions	September 30, 2024	September 30, 2023
Financial projections	Covers 5 years for UMA (*)	Covers 5 years for UMA (*)
	Covers 5 years for AVI (**)	Covers 5 years for AVI (**)
Yield average growth rates	0-2%	0-2%
Future pricing increases	0.46% per annum	0.46% per annum
Future cost decrease	0.96% per annum	0.96% per annum
Discount rates	5.0%	5.2%
Perpetuity growth rate	1%	1%

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

The following table shows only the 2 CGUs where goodwill was allocated at each period end and the corresponding amount of goodwill allocated to each one:

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

32.    Material accounting estimates and judgments (continued)

CGU/ Operating segment	September 30, 2024	September 30, 2023
AVI / Sugar, Ethanol and Energy	2,915	2,937
UMA / Sugar, Ethanol and Energy	1,093	1,102
Closing net book value of goodwill allocated to CGUs tested (Note 15)	4,008	4,039
Closing net book value of PPE items allocated to CGUs tested	599,509	600,764
Total assets allocated to 2 CGUs tested	603,517	604,803

Based on the testing above, the Group determined that none of the CGUs, with allocated goodwill, were impaired at September 30, 2024 and 2023.

Management views these assumptions are conservative and does not believe that any reasonable change in the assumptions would cause the carrying value of these CGU’s to exceed the recoverable amount.

The Group’s goodwill and property, plant and equipment balances allocated to the cash generating units with allocated goodwill in Argentina were US$ 16.7 million and US$ 143.2 million, respectively, and goodwill and property, plant and equipment allocated to the cash generating units with allocated goodwill in Brazil were US$ 3.5 million and U$S 542.3 million, respectively as of December 31, 2024.

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

The inflation adjustment on the years 2024, 2023 and 2022 was calculated by means of conversion factor derived from the Argentine price indexes published by the National Institute of Statistics and the year-over-year change in the index was 2.178; 3.114 and 1.9479, respectively.

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

The Consolidated Financial Statements have been prepared under the historical cost convention as modified by financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss, biological assets and agricultural produce, harvested agricultural produced at the point of harvest (except for milk and rice) and farmlands measured at fair value.

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

Accounting standards and IFRIC interpretations newly applicable for 31 December 2024 year ends adopted by the Company.

Amendment to IAS 1 - Non-current liabilities with covenants

These amendments clarify how conditions which an entity must comply within twelve months after the reporting period affect the classification of a liability. The amendments also aim to improve information an entity provides related to liabilities subject to these amendments. The amendment did not have any impact to the Company.

Amendment to IFRS 16 - Leases on sale and leaseback

These amendments include requirements for sale and leaseback transactions in IFRS 16. The amendment did not have any impact to the Company.

Amendment to IAS 7 and IFRS 7 - Supplier finance

These amendments require disclosures to enhance the transparency of supplier finance arrangements and their effects on an entity’s liabilities, cash flows and exposure to liquidity risk. The amendment did not have any impact to the Company.

New IFRS accounting standards effective after January 1st 2025 and not early adopted by the Company

Amendments to IAS 21 - Lack of Exchangeability

An entity is impacted by the amendments when it has a transaction or an operation in a foreign currency that is not exchangeable into another currency at a measurement date for specified purpose. The Company estimate that it will have no material impact.This amendment will be enforceable from January 1, 2025.

Amendment to IFRS 9 and IFRS 7 - Classification and Measurement of Financial Instruments

These amendments:

•clarify the requirements for the timing of recognition and derecognition of some financial assets and liabilities, with anew exception for some financial liabilities settled through an electronic cash transfer system.

•make updates to the disclosures for equity instruments designated at Fair Value through Other Comprehensive Income (FVOCI).

The Company is assessing any possible effect, if any.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.1    Basis of preparation and presentation

IFRS 19, ‘Subsidiaries without Public Accountability: Disclosures’

This new standard works alongside other IFRS Accounting Standards. An eligible subsidiary applies the requirements in other IFRS Accounting Standards except for the disclosure requirements and instead applies the reduced disclosure requirements in IFRS 19. IFRS 18 will apply for reporting periods beginning on or after January 1, 2027. Earlier application is permitted.

IFRS 18, ‘Presentation and Disclosure in Financial Statements’

In particular, although IFRS 18 will replace IAS 1, many of the other existing principles in IAS 1 are retained, with limited changes. The key new concepts introduced in IFRS 18 relate to the structure of the statement of profit or loss, required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (that is, management-defined performance measures); and enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general. IFRS 18 will not impact the recognition or measurement of items in the financial statements, but it might change what an entity reports as its ‘operating profit or loss’. IFRS 18 will apply for reporting periods beginning on or after January 1, 2027 and also applies to comparative information. The Group is assessing any possible impact on the adoption of this standard.

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

33.3    Segment reporting

According to IFRS 8, operating segments are identified based on the ‘management approach’. This approach stipulates external segment reporting based on the Group’s internal organizational and management structure and on internal financial reporting to the chief operating decision maker (the Management Committee in the case of the Company).

33.4    Foreign currency translation

(a) Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The Consolidated Financial Statements are presented in US dollars, which is the Group’s presentation currency.

Argentine currency status

Between September 2019 and December 13, 2023, the Argentine government imposed significant restrictions on foreign exchange transactions. Although after a new administration took office in Argentina in December 2023 certain restrictions were eased and other changes to such regulations are expected, at the date of these Consolidated Financial Statements the application of existing foreign exchange regulations remains uncertain and the scope and timing of upcoming changes remain unknown. The main currently applicable measures are described below:

• Access to the Argentine foreign exchange market (“MULC”) to pay for imports of services rendered by related and non-related parties (including royalties) on or before December 12, 2023, is subject to Argentine Central Bank approval. Currently, these approvals are rarely, if ever, granted. Access to the MULC to pay for imports of services that were rendered or accrued as from December 13, 2023, does not require government approval, but payment is deferred 30 calendar days as from the date of supply or accrual of the service (if the service was rendered by a non-related party) or 180 calendar days (if rendered by a related party).
• In the context of high, but decelerating, inflation during 2024, restrictions of access to the MULC to pay for imports of goods remain, but have been gradually made more flexible. The price for imports with customs clearance on or after October 21, 2024, may be paid in full as from on the 30thday from the date of customs clearance. In addition, the price for imports with customs clearance between August 1 and October 20, 2024, may be paid in two equal installments on the 30th and 60th day from the date of customs clearance, and the price for imports with customs clearance between December 13, 2023, and July 31, 2024, may be paid in four equal installments payable on the 30th, 60th, 90th and 120th day from the date of customs clearance. Access to the MULC to pay for imports that obtained customs clearance on or before December 12, 2023, continues to require Argentine Central Bank approval.

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

Property, plant and equipment and finite lived intangible assets

At each statement of financial position date, the Group reviews the carrying amounts of its property, plant and equipment, other intangible assets which have finite lives to determine whether a there is any indication that those assets may have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset through the calculation of the fair value, or the value in use, is estimated in order to determine the extent, if any, of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

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

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.10    Impairment of assets (continued)

Net assets

At each statement of financial position date, the Group reviews the carrying amounts of its net assets, to determine whether there is any indication that those assets may be impaired. If any such indication exists, such as when the carrying value of the net assets is higher than the market capitalization of the Company, the recoverable amount of the net assets is estimated using of the value in use, in order to determine if there is a potential impairment. In determining the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

33.11    Biological assets

Biological assets comprise growing crops (mainly corn, wheat, soybeans, sunflower peanuts and rice), sugarcane and livestock (growing herd and cattle for dairy production).

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

The Group is a party to a 25-year power agreement for the sale of electricity which expires in 2042. The delivery period starts in April and ends in November of each year. The Group is also a party to a 15-year power agreement which delivery period starts in March and ends in December of each year, this agreement will expire in 2025. Prices under all the agreements are adjusted annually for inflation. Revenue related to the sale of electricity under this agreement is recorded based upon output delivered.

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

33.25    Earnings per share

Basic earnings per share is calculated by dividing the net income for the year attributable to equity holders of the parent by the weighted average number of common shares outstanding during the year. Diluted net earnings per share is computed by dividing the net income for the period by the weighted average number of common shares outstanding, and when dilutive, adjusted for the effect of all potentially dilutive shares, including share options, on an as-if converted basis.

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

34.    Subsequent events

Transaction Agreement with Tether Investments S.A. de C.V. (“Tether”)

On March 26, 2025, we entered into a Transaction Agreement with Tether, an El Salvador corporation and a member of the Tether Group which includes the issuer of USDT, the world’s largest stablecoin.

Pursuant to the terms of the Transaction Agreement, on March 28, 2025, Tether commenced a tender offer (the “Offer”) to acquire up to 49,596,510 common shares of the Company at a price in cash of $12.41 per common share (representing, when added to the common shares already owned by Tether, approximately 70% of the outstanding common shares of the Company), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 28, 2025. The closing of the transaction is subject to certain closing conditions, including there being validly tendered and not validly withdrawn a number of common shares that, when added to the common shares already owned by Tether, represents at least 51% of the outstanding common shares on a fully diluted basis.

The Offer is scheduled to expire at 12:00 midnight, New York City time, on April 24, 2025, unless Tether extends the period of time during which the Offer is open in accordance with the terms of the Transaction Agreement, in which event the Offer will expire at a later date. As of the date of these consolidated financial statements, there can be no assurance that the conditions for the Offer will be satisfied and thus no assurance that the Offer will be closed.

Loans to related parties

During February 2025, Adeco Agropecuaria S.A., a wholly owned subsidiary, grant a loan to senior management of the company for a total amount of up to USD 20 million for a period of one year and with a 2.17% annual interest rate. Under this line of credit, on February 24, 2025, an amount of USD 15.9 million has been disbursed. This credit line is guaranteed by the shares of the company Río Porá S.A. Adeco Agropecuaria has a lease agreement of a farm signed with Río Porá.