Form 20-F
period 2025-12-31
Adecoagro S.A.
filed 2026-04-29
CIK 1499505

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED ON DECEMBER 31, 2025
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM TO ________________
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
COMMISSION FILE NUMBER: 001-35052
Adecoagro S.A.
(Exact name of registrant as specified in its charter)
N/A
(Translation of registrant’s name into English)
Grand Duchy of Luxembourg
(Jurisdiction of incorporation or organization)
28, Boulevard F.W. Raiffeisen, L-2411, Luxembourg
Tel: +352.266.449.935
(Address of principal executive offices)
Manuela Lamellari
28, Boulevard F.W. Raiffeisen,
L - 2411 Luxembourg
Email: manuela.lamellari@cscglobal.com
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
None
The number of outstanding shares of each of the issuer’s classes of capital stock as of December 31, 2025:
142,576,786 Common Shares, par value $1.50 per share
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
•international prices for commodities;
•the condition of our land holdings;
•our relationship with Tether Global Investments Fund, S.I.C.A.F., S.A.(formerly Tether Holdings S.A., or Tether) as our majority stockholder, and its affiliates, and any related conflicts of interest following the consummation of the Offer;
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

The Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 (hereinafter, the “Consolidated Financial Statements”) included in this annual report have been prepared in accordance with IFRS. All IFRS effective at the time of preparing the Consolidated Financial Statements have been applied.

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

Since 2018, when the cumulative inflation rate for the relevant three year period exceeded the 100% threshold, our operations in Argentina whose functional currency is the Argentine Peso have been deemed to be conducted in a hyperinflationary economy for accounting purposes under the terms of IAS 29. Accordingly, IAS 29 has been applied in the financial reporting of our subsidiaries that use the Argentine Peso as their functional currency since 2018.

The inflation adjustment for the years ended December 31, 2025, 2024 and 2023 was calculated by means of conversion factor derived from the Argentine price index published by the National Institute of Statistics and the year-over-year change in the index was 1.315: 2.117 and 3.114 , respectively.

Non-IFRS Financial Measures

To supplement our Consolidated Financial Statements, which are prepared and presented in accordance with IFRS, we use the following non-IFRS financial measures in this annual report, which are based on the information that arose from the Consolidated Financial Statements:
•Adjusted Consolidated EBITDA;
v

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

Our Adjusted Consolidated EBIT equals the sum of our Adjusted Segment EBITs for each of our operating segments. We define “Adjusted Consolidated EBIT” as (i) consolidated net profit (loss) for the year, as applicable, before interest expense, income taxes, foreign exchange gains or losses and other net financial results; (ii) adjusted by gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset farmland; (iii) the net increase in value of sold farmland, which has been recognized in either revaluation surplus or retained earnings; (iv) net gain/loss from fair value adjustments of investment property land; (v) bargain purchase gain on acquisition; (vi) any impairment charges and (vii) net of the combined effect of the application of IAS 29 and IAS 21 on our Argentine operations for those subsidiaries whose functional currency is the Argentine peso, included in profit from operations. We define “Adjusted Segment EBIT” for each of our operating segments as the segment’s share of (i) consolidated profit (loss) from operations before financing and taxation as per segment information for the year, as applicable; and (ii) net gain/loss from fair value adjustments of investment property land; (iii) bargain purchase gain on acquisition; (iv) any impairment charges and (v) adjusted by those items, that do not impact profit and loss, but are recorded directly in shareholders’ equity, including (a) the gains or losses from disposals of noncontrolling interests in subsidiaries whose main underlying asset is farmland, reflected under the line item: "Reserve from the sale of noncontrolling interests in subsidiaries”; (b) the net increase in value of sold farmland, which has been recognized in either revaluation surplus of retained earnings.

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

Adjusted Net Income

We define Adjusted Net Income as (i) profit / (loss) for the year before net gain / (losses) from fair value adjustments of investment property land, bargain purchase gain on acquisition and any impairment charges; plus (ii) any non-cash finance costs resulting from foreign exchange gain/losses for such period, which are composed by both exchange differences and cash flow hedge transfer from equity, included in Financial Results, net, in our statement of income; net of the related income tax effects, plus (iii) gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, which are reflected in our shareholders’ equity under the line item “Reserve from the sale of non-controlling interests in subsidiaries” if any, plus (iv) the reversal of the aforementioned income tax effect, plus (v) inflation accounting effect; plus (vi) the net increase in value of sold farmland, which has been recognized in either revaluation surplus or retained earnings, if any.

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
•We may be adversely affected by the ongoing war between Russia and Ukraine, the conflict between Israel and Hamas, the blockade of the Strait of Hormuz by Iran, and other related conflicts in the Middle East, as well as the ensuing global geopolitical and economic instability.
•Technological advances or alternative products may affect demand for our products and services or require substantial capital investments to remain competitive.
•Our use of artificial intelligence (“AI”), including generative AI, may expose us to additional risks and uncertainties that could adversely affect our business.
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
•Tether owns approximately 74% of the outstanding common shares of the Company and, as such, will have the ability to effect certain decisions requiring shareholder approval, which may be inconsistent with the interests of our other shareholders
We also face risks related to the acquisition of Profertil, which include the following
•The financial position and results of operations of Adecoagro following the acquisition of Profertil may differ materially from our expectations.
•The acquisition of Profertil is subject to mandatory notification to the Argentine Antitrust Authority.
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
•As a Luxembourg corporation (“société anonyme”) we and our common shares are also exposed to risks that include the following:
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
•Our ability to pay dividends is subject to Luxembourg law and requirements.
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

Since June 2023, sea surface temperature conditions exhibited a pattern characteristic of the climate phenomenon commonly known as “El Niño”, with a band of warm waters across the equatorial Pacific and signs of anomalous convective activity from August 2023 onward. Classified as moderate to strong, this El Niño event had significant and varied impacts across different regions, which impacted our agricultural production. Although the physical impact of adverse weather events on our business remains uncertain, according to Monthly Report No. 8 - El Niño Panel (“Boletim Mensal nº 8”), published by INPE (“Instituto Nacional de Pesquisas Espaciais”), INMET (“Instituto Nacional de Meteorologia”), ANA (“Agência Nacional das Águas e Saneamento Básico”), and CENAD (“Centro Nacional de Gerenciamento de Riscos e Desastres”), current sea surface temperature conditions in the equatorial Pacific are near climatological averages, indicating the dissipation of El Niño and a transition to neutral conditions. Warnings from the National Oceanic and Atmospheric Administration (NOAA) indicate the potential emergence of a “Super El Niño” in 2026, with a 62% probability of development between June and August 2026. This global climate phenomenon could lead to extreme weather patterns across South America, including increased precipitation in certain regions and severe droughts in others, which could adversely affect our crop yields and logistical operations in late 2026 and early 2027.

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

Prices for agricultural products and by-products, including, among others, sugar, ethanol, grains and powder milk, have historically been cyclical and sensitive to domestic and international changes in supply and demand and can be expected to fluctuate significantly. In addition, the agricultural products and by-products and fertilizers like urea, we produce are traded on commodities and futures exchanges and thus are subject to speculative trading, which may adversely affect us. The prices that we are able to obtain for our agricultural products and by-products depend on many factors beyond our control including:

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
•disruptions in commodity markets caused by global events, including epidemics, pandemics, the ongoing war between Russia and Ukraine, the Israel-Hamas military conflict, the blockade of the Strait of Hormuz by Iran, and the resulting increased tensions in the Middle East region;
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

For example, in 2025 sugar prices in U.S. dollars traded on average at 16.97ctc/lb according to the International Exchange - New York, or “ICE NY”, anhydrous and hydrous ethanol prices in Brazilian Reais were on average R$3,136/liter and R$2,737/liter, respectively according to the center for Advanced Studies on Applied Economics (Centro de Estudos Avançados em Economia Aplicada (CEPEA/ESALQ)).

Also, domestic prices of electricity exported to the grid, in particular, electricity produced by hydroelectric generators, are impacted by weather conditions. In 2025, the average energy spot price (PLD) reached R$180.55/MWh, 41% higher compared to 2024 (R$127.95/MWh). Forecasts for 2026 indicate an average price of approximately R$220.00/MWh, representing an increase of 22% compared to 2025.

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

In addition, gasoline prices in Brazil are significantly influenced by the Brazilian government. Because flex-fuel vehicles, which have become popular in Brazil, allow consumers to choose between gasoline and ethanol at the pump rather than at the showroom, ethanol prices are correlated to gasoline prices as well and, consequently, international oil prices. In Brazil, petroleum and petroleum derivatives have historically been subject to price controls. Currently there is no legislation or regulation in force that grants the Brazilian government the authority to set prices for petroleum, petroleum products, ethanol or vehicular natural gas. However, because Petróleo Brasileiro S.A. – Petrobras, the dominant player in Brazil’s oil-based fuels market, is a government-controlled company, domestic prices for petroleum and petroleum products may be influenced by governmental policies and considerations. This may result in divergences between international reference prices and prevailing prices in Brazil, which could adversely affect our business and results of operations..

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

As part of our business strategy, we have grown through acquisitions. We plan to continue growing by acquiring other farms and production facilities throughout South America. A significant recent step in this strategy is our acquisition of a 90% stake in Profertil S.A. (“Profertil”) from Nutrien Ltd. (“Nutrien”) and YPF S.A. (“YPF”). This transaction positions us as the controlling shareholder, alongside Asociación de Cooperativas Argentinas Coop. Ltda. (“ACA”), in Argentina’s leading producer of urea and ammonia, strengthening our fertilizer supply chain and regional industrial footprint. We believe that the agricultural industry and agricultural activity in the region are highly fragmented and that our future consolidation opportunities will continue to be significant to our growth. However, our management is unable to predict whether or when any prospective acquisitions or strategic alliances will occur, or if such transactions will be agreed upon on favorable terms and conditions. Our ability to continue to expand our business successfully through acquisitions and strategic alliances, including the successful integration and joint operation of Profertil, depends on many factors, including our ability to identify suitable targets, access financing sources, including through capital markets, at acceptable conditions, negotiate favorable transaction terms and successfully consummate and integrate acquired businesses, including Profertil.

The successful integration of acquired businesses, including Profertil, requires complex judgments, including assessments of development and operating costs, expected synergies and potential environmental and other liabilities, which are inherently uncertain. The due diligence we conduct in connection with acquisitions, including the acquisition of Profertil, and the review conducted by our advisors, may not reveal all existing or potential risks or liabilities, nor permit us to become sufficiently familiar with acquired operations to identify all deficiencies. In particular, environmental conditions and other contingent liabilities may not be readily observable, and we may acquire businesses on an “as is” basis or without adequate contractual protections. Even where we obtain contractual guarantees or indemnities, such protections may be insufficient or the counterparty may be unable to satisfy its obligations. As a result, including in connection with the acquisition of Profertil, we may be exposed to successor liability relating to actions involving an acquired company, its management or liabilities incurred prior to the acquisition.

To support the acquisitions we pursue, we may need to implement new or upgraded strategies, systems, procedures and controls for our operations and will face risks, including diversion of management time and focus and broader integration challenges. We may also face challenges integrating information technology systems, internal controls and business cultures, including risks relating to deficiencies in the internal controls of acquired businesses, as well as attracting and retaining key personnel of acquired businesses, including Profertil. We may be unable to realize synergies and efficiency gains from acquisitions or to identify, negotiate or finance future acquisitions, particularly as part of our international growth strategy, successfully or at favorable valuations, or to effectively integrate these acquisitions or strategic alliances with our current businesses. Our failure to integrate new businesses or manage any new alliances successfully, including our integration of Profertil, could adversely affect our business and financial performance.

Any future strategic alliances or acquisitions of businesses, technologies, services or products might require us to obtain additional equity or debt financing, which may not be available on favorable terms, or at all, and may result in unforeseen operating difficulties and expenditures, as well as strain on our organizational culture, especially if an acquisition is followed by a period of lower than projected prices for our products. Financing acquisitions, including the acquisition of Profertil, with debt could increase our leverage, require us to dedicate a substantial portion of our cash flow to principal and interest payments and subject us to restrictive covenants. Financing acquisitions with equity securities could dilute existing shareholders and adversely affect the market price of our shares. Alternatively, funding acquisitions with cash could reduce the funds available for our operations or other strategic initiatives.Future acquisitions and joint ventures may be subject to antitrust and other regulatory approvals, which may not be obtained on a timely basis or at all.

In addition, acquisitions, including the acquisition of Profertil, may result in the recognition of goodwill and other intangible assets, which could become impaired if acquired businesses do not perform as expected, adversely affecting our results of operations.

Finally, we are unable to predict the effect that changes in Argentine or Brazilian legislation regarding foreign ownership of rural properties could have on our business. See “—Risks Related to the Countries in Which We Operate—Laws on the foreign ownership of rural properties may adversely affect our results of operations and future investments in rural properties.”

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

On February 5, 2026, Argentina and the United States signed a Reciprocal Trade and Investment Agreement aimed at deepening economic integration. Under this agreement, the United States is expected to eliminate tariffs on more than 1,600 Argentine products, including regional goods, industrial inputs and critical minerals. In addition, the United States increased the preferential access quota for Argentine beef exports to 100,000 tons, up from 20,000 tons. The agreement has been signed by the executive branches of both countries but remains subject to ratification by the Argentine National Congress and will not become legally binding or fully effective until approved by both chambers in accordance with the Argentine Constitution.

In Brazil, the tariff landscape has also evolved following a February 2026 ruling by the U.S. Supreme Court invalidating the President’s use of emergency powers to impose certain reciprocal duties. As a result, previously proposed surcharges of up to 40% on Brazilian goods were struck down, and Brazil reverted to a baseline tariff of 10%, currently applied under Section 122 of the Trade Act, while product-specific exemptions continue to be negotiated.

Some foreign governments, including China, have instituted retaliatory tariffs on certain U.S. goods and have indicated a willingness to impose additional tariffs on U.S. products, particularly following the escalation of U.S. import duties to as high as 145% in 2025. Other countries and organizations, including the European Union, have implemented or threatened to implement retaliatory tariffs on certain U.S. products. However, the risk of bilateral trade frictions in South America has been partially mitigated by recent legal and diplomatic developments, including the Reciprocal Trade and Investment Agreement between the United States and Argentina and the elimination of previously proposed aggressive surcharges on Brazilian goods following the February 2026 U.S. Supreme Court ruling. Despite these regional improvements, global trade disruption, significant introductions of trade barriers and bilateral trade frictions, any material disruption and volatility in the global financial markets, including with respect to prices of securities, interest rates, inflation, and foreign exchange rates, together with any future downturns in the global economy resulting therefrom, could adversely affect our business, financial condition and results of operations.

Moreover, on January 17, 2026, the European Union and MERCOSUR signed the EU-MERCOSUR trade agreement, comprising both the EU-MERCOSUR Partnership Agreement (EMPA) and the Interim Trade Agreement (iTA). Argentina’s Congress subsequently ratified the iTA in late February 2026, enabling the European Commission to initiate the provisional application of the trade component of the agreement. Section 23.3 of the iTA provides that provisional application “shall commence on the first day of the second month following the date on which the European Union and the signatory MERCOSUR Member State have notified each other of the completion of their respective internal procedures or the ratification of this Agreement and have confirmed their intention to provisionally apply this Agreement.” Accordingly, provisional application of the agreement between Argentina and the European Union is expected to begin on May 1, 2026. The agreement provides for the elimination of tariffs on more than 90% of trade between the European Union and MERCOSUR, with the remaining products subject to preferential treatment, reduced tariff rates or exclusions for sensitive sectors. Tariff reductions will be implemented gradually for certain products to allow industries time to adapt. While the agreement does not directly affect U.S.-Argentina trade relations, it may have a positive impact on Argentina’s import and export flows.

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

For example, we rely on fertilizers and agrochemicals, many of which are petrochemical based. In our Farming business, fertilizers and agrochemicals represented approximately 22.8% of our total cost of production (including manufacturing and administrative expenses) for the 2024/2025 harvest-year. In our Sugar, Ethanol and Energy business, fertilizers and agrochemicals represented 19.7% of our cost of production (including manufacturing and administrative expenses) during 2023, 17.7% in 2024 and 18.5% in 2025. Brazil is significantly dependent on imports of fertilizers and certain agrochemicals, increasing our exposure to global supply chain disruptions, geopolitical developments and foreign exchange volatility. Worldwide production of agricultural products has increased significantly in recent years in response to increased demand for agrochemicals and fertilizers. However, shortages in the supply of agrochemicals and fertilizers remain, which has been aggravated by the ongoing war between Russia and Ukraine and the blockade of the Strait of Hormuz by Iran. See “—We may be adversely affected by the ongoing armed conflict between Russia and Ukraine, the conflict between Israel and Hamas, related conflicts in the Middle East, and the ensuing global geopolitical and economic instability”.

Political risks remain present mainly from the conflict between Russia and Ukraine, the conflict between Israel and Hamas, and between Iran, Israel and the United States in the Middle East, escalating political and economic tensions between the United States and China, uncertainty over government instabilities in Europe and other local or regional geopolitical risks. The materialization of these risks may affect global growth and decrease investors’ interest in assets from Brazil and other countries in which we do business, which may materially and adversely our business, financial condition, results of operations and, therefore, adversely affect the market price of our shares, making it more difficult for us to access capital markets and, as a result, to finance our operations in the future.

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

We cannot guarantee that our suppliers’ business operations comply with all applicable laws and regulations relating to working conditions, sustainability, production chain assurance and appropriate safety conditions, or that they will not carry out improper practices relating to such matters to reduce the cost of the products they sell to us. Although we implement supplier due diligence and monitoring procedures, we cannot assure that such measures will be sufficient to prevent or detect all instances of non-compliance. In addition, we may be subject to increasing regulatory requirements and stakeholder expectations relating to supply chain transparency, human rights and environmental practices, which may increase our compliance costs and exposure to liability. In the event that our suppliers engage in such improper business practices, our customers’ perception of our business may be adversely affected, which may adversely affect our business, results of operations and our reputation.

Moreover, considering Brazilian law and judicial precedent, we may be subject to joint or secondary liability, or be involved in litigation concerning our suppliers’ inappropriate labor practices, as labor authorities may argue that we failed to adequately supervise our supply chain. We may also be exposed to risks relating to environmental, health and safety, anti-corruption and human rights violations within our supply chain. This risk is particularly relevant if these suppliers are involved in sensitive labor issues, such as child labor and the direct or indirect use of forced labor or modern slavery. Any such litigation could impact our customers’ perception of our business, and adverse decisions may compel us to disburse material amounts in connection therewith, which may adversely affect our business, results of operations and our reputation.

Under Brazilian law, we may be held subsidiarily or jointly liable for the unfulfilled labor, social security, or environmental obligations of our third-party service providers if courts determine we failed to adequately supervise them. A material risk is the potential inclusion of our operations or those of our supply chain partners in the “Dirty List” (Lista Suja) maintained by the Ministry of Labor and Employment (MTE). Inclusion on this list of suppliers or agricultural partners due to conditions analogous to forced labor could result in the immediate suspension of public and private financing, the acceleration of existing debt obligations of our third-party service providers and significant reputational damage. In addition, our agro-industrial operations are subject to extensive occupational health and safety regulations.

Increased fuel and energy prices and frequent interruptions of energy supply could adversely affect our business.

We require substantial amounts of fuel oil and other resources for our harvest activities and transport of our agricultural products. The availability and cost of these resources are significantly influenced by global crude oil prices, which have recently experienced upward volatility due to geopolitical tensions and shifts in global production quotas, specifically following the escalation of geopolitical tensions in the Middle East involving the United States, Israel, and Iran. Any sustained increase in international oil prices directly impacts our operational structure by increasing the cost of diesel and other petroleum-derived inputs essential for our machinery and logistics. During both the 2024/2025 and 2023/2024 harvest-years, fuel represented 3.4% and 2.4% respectively, of the cost of production (including manufacturing and administrative expenses) of our Farming business. In our Sugar, Ethanol and Energy business, fuel represented 9.2% and 10.0% of our cost of production (including manufacturing and administrative expenses) in 2025 and 2024, respectively.

We rely upon third parties for our supply of energy resources used in our operations. Although we generate a portion of our energy requirements through cogeneration from biomass, we remain exposed to fluctuations in energy prices and supply disruptions. The prices for and availability of energy resources may be subject to change or curtailment, respectively, due to, inter alia, new laws or regulations, the imposition of new taxes or tariffs, interruptions in production by suppliers, the imposition of restrictions on energy supply by government, hydrological conditions affecting hydroelectric generation, and worldwide price levels and market conditions. In addition, our contracts for the purchase and sale of energy in the free market may contain provisions according to which counterparties may also reduce the amounts of contracted energy, within certain limits. We may also be exposed to price volatility in the spot market. Any of these events could affect our revenues if we are unable to sell the reduced volumes at the same price or due to the excess energy that we fail to sell. In addition, in the event of an energy shortage, the government may impose rationing obligations that could affect the volumes established in our contracts, consequently affecting our revenues.

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

Local price-setting regulations and inflationary pressures in Argentina could adversely affect our results of operations.

Due to regulatory, economic, and governmental policies, local prices of critical raw materials and inputs may differ substantially from prevailing international and regional market prices. Argentina has faced and continues to face high inflationary pressures. Consequently, we may only be able to increase fertilizer prices to offset general cost increases to the extent that economic and market competition conditions allow. Failure to do so could negatively affect our operations and profitability.

Increases in agricultural export withholdings could indirectly impact our business and results of operations.

The Argentine government has periodically increased export duties for economic policy and tax collection purposes. Currently, export duties apply to the FOB price of grains (e.g., 12% for wheat and corn and 33% for soybeans). Any increase in export duties on cereals could reduce income for our end customers, which may adversely affect our business through lower fertilizer sales volumes or downward pressure on market prices.

Operational disruptions at our ammonia production plant could affect ammonia and urea production volumes.

Failures in static equipment (such as piping and heat exchangers) and electrical or electronic components could result in significant losses in urea production at the Bahía Blanca plant, as occurred in 2019, when production declined by 63%. Future disruptions during annual plant maintenance turnarounds or unexpected failures could materially impact production volumes.

We could be subject to expropriation, nationalization, or similar risks in Argentina

Because we are linked to the energy and agro-industrial sectors, our business and assets in Argentina could be considered of public interest and subject to expropriation or nationalization, or the renegotiation or cancellation of existing contracts. While we would be entitled to compensation at such an event, the price received might not reflect market value or be sufficient to meet our obligations.

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

We are subject to a broad range of cyber threats, with varying levels of sophistication. These cyber threats are related to the confidentiality, availability and integrity of our systems and data, including our customers’ confidential, classified or personal data, including data processed or stored by third-party service providers and cloud-based systems, and subject to applicable data protection and privacy laws, among others.

We continuously monitor and develop our information technology networks and infrastructure. We also conduct tests to prevent, detect, address and mitigate the risk of unauthorized access, misuse, computer viruses and other events that could have a material impact on us. However, we cannot assure you that these measures will be effective in protecting us against future cyberattacks and other related breaches of our information technology systems, including risks arising from human error or social engineering attacks.

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

We may be unable to protect our information systems and technology platforms from the aforementioned risks and any cyber-attacks may result in operational disruptions, business interruption, significant losses of intellectual property, trade secrets, customer data and other confidential information, in addition to significant net assets, including cash, which may materially adversely affect us as it could damage our reputation or result in lawsuits, regulatory fines, sanctions, regulatory intervention and others.

Governmental policies reducing the amount of ethanol required to be added to gasoline, or eliminating tax incentives for flex-fuel vehicles, may adversely affect our business.

Governmental authorities of several countries, including Brazil and the United States, currently require the use of a certain percentage of anhydrous ethanol in gasoline. The percentage of anhydrous ethanol required to be blended with gasoline in Brazil is established by the National Energy Policy Council (Conselho Nacional de Política Energética, or “CNPE”). The mandatory blend of anhydrous ethanol in gasoline in Brazil is currently set at 30% (E30), as established by CNPE Resolution No. 9/2025, effective August 1, 2025, within the range of 22% to 35% authorized by Law No. 14,993/2024..
Higher mandatory blending percentages are generally positive for demand and pricing of anhydrous ethanol, which benefits our Sugar, Ethanol and Energy segment. However, the blending mandate is subject to governmental discretion and may be reduced at any time within the authorized range if, for example, domestic ethanol supply falls short of demand, gasoline prices decline sharply relative to ethanol, or other policy considerations arise. Any reduction in the mandatory blending percentage would reduce structural demand for anhydrous ethanol and could adversely affect the revenue and profitability of our Sugar, Ethanol and Energy segment. The law's implementing regulations are still being finalized, and there can be no assurance that these regulations will not impose additional costs, certification requirements, or supply obligations on our operations. Any failure to comply with the requirements of Law No. 14,993/2024 and its implementing regulations could result in administrative sanctions, fines, or restrictions on our ability to sell biofuels to regulated markets
Other countries have similar governmental policies that require various blends of anhydrous ethanol and gasoline with minimum ethanol percentages such as the United States, Peru and Thailand (10%), Canada (5%), Paraguay (30%) and Argentina (12%). In March 2021, the British government announced that by September 2021 it would require an increase from

5% to 10% in biofuel additives to petroleum products, and E10 became the standard grade of petrol in the United Kingdom in September 2021. Moreover, India has established a target of achieving 20% ethanol blending with petroleum by 2025. Any reductions in the percentage of ethanol to be added to gasoline or changes in Brazilian government policies related to the taxation and use of ethanol, as well as growth in the demand for other alternative fuels to ethanol, such as natural gas, may adversely affect our business, financial condition and results of operations.

Additionally, our Sugar, Ethanol and Energy segment is subject to the Brazilian National Biofuels Policy (RenovaBio), established by Law No. 13,576/2017 and regulated by the National Agency of Petroleum, Natural Gas and Biofuels (Agência Nacional do Petróleo, Gás Natural e Biocombustíveis, or “ANP”). Under RenovaBio, fuel distributors are required to meet annual decarbonization targets by acquiring Decarbonization Credits (Créditos de Descarbonização, or “CBIOs”), which are issued exclusively by ANP-certified biofuel producers, including sugarcane ethanol producers such as us.
Our ability to issue CBIOs depends on maintaining valid ANP production efficiency certification for each of our mills, issued pursuant to ANP Resolution No. 984/2025 (as amended from time to time). This certification requires independent technical audits, ongoing compliance with efficiency thresholds, and timely renewal. Any failure to obtain, maintain or renew such certification, whether due to operational issues, audit findings, technical deficiencies or regulatory changes, would prevent us from issuing CBIOs, and would directly reduce a revenue stream that has become an increasingly important component of our Sugar, Ethanol and Energy segment results.
The market price of CBIOs is inherently volatile, as it is determined by supply and demand dynamics on the B3 exchange where they are traded. Price fluctuations depend on, among other factors, the stringency of annual decarbonization targets set by the Brazilian National Energy Policy Council (Conselho Nacional de Política Energética, or “CNPE”), the volume of CBIOs issued by producers across the sector, and the compliance behavior of fuel distributors. A material decline in CBIO prices would reduce the contribution of this program to our results of operations.
Furthermore, Decree No. 12,437/2025 (amending Decree No. 9,888/2019) introduced updates to RenovaBio’s regulatory framework, and future modifications to the program’s targets, certification requirements, or enforcement mechanisms could impose additional costs or constraints on our operations. There can be no assurance that RenovaBio will continue to support CBIO prices at levels that justify our investment in certification and compliance, or that legislative or regulatory changes will not adversely affect our ability to participate in the program.
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

Ownership of a significant portion of the land we operate is a key part of our business model. However, agricultural real estate is generally an illiquid asset, which may limit our ability to dispose of such assets at favorable valuations or at all, and within the timeframe we anticipate. Moreover, the adoption of laws and regulations that impose limitations on ownership of rural land by foreigners in the jurisdictions in which we operate may also limit the liquidity of our farmland holdings. See “—Risks Related to the Countries in Which We Operate—Laws on the foreign ownership of rural properties may adversely affect our results of operations and future investments in rural properties.” As a result, it is unlikely that we will be able to promptly adjust our agricultural real estate portfolio in response to changes in economic, business or regulatory conditions, including due to the limited number of potential buyers and the localized nature of farmland markets. A lack of liquidity in local market conditions may adversely affect our ability to complete dispositions, to receive proceeds generated from any such sales, or to repatriate any such proceeds, and may result in impairments or reductions in the carrying value of our assets.

We have entered into agriculture partnership agreements in respect of a significant portion of our sugarcane plantations.

As of December 31, 2024, approximately 93.9% of our sugarcane plantations were leased through agriculture partnership agreements, for periods of an average of six to 12 years, which creates a high degree of dependence on third-party land arrangements. We cannot guarantee that these agriculture partnerships will be renewed after their respective terms end, or whether such renewals will be on terms and conditions satisfactory to us, including increases in lease or partnership costs upon renewal. Any failure to renew the agriculture partnerships or obtain land suitable for sugarcane planting in sufficient quantity and at reasonable prices to develop our activities could adversely affect our results of operations, increase our costs or force us to seek alternative properties, which may impact our ability to maintain production levels and supply our mills, and may involve competition for agricultural land from other crops or uses, including potential disputes with landowners, which may not be available or be available only at higher prices.

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

We are required to hold a variety of permits and licenses to conduct our farming and industrial operations, including but not limited to permits and licenses concerning land development, agricultural and harvesting activities, seed production, industrial plants, labor standards, occupational health and safety, land use, water use and other matters. We may not possess all of the permits and licenses required for each of our business segments. In addition, the approvals, permits or licenses or renewals thereof required by governmental agencies may change without substantial advance notice, and we could fail to obtain the approvals, permits or licenses required to expand our business. If we fail to obtain or to maintain such permits or licenses, or if renewals are granted with onerous conditions, we could be subject to fines and other penalties, including partial or full suspension of our operations and be limited in the number or the quality of the products that we could offer. As a result, our business, results of operations and financial condition could be adversely affected.

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
Under the Brazilian Forest Code, our rural properties must comply with mandatory environmental obligations, including the maintenance of Permanent Preservation Areas (APPs) and Legal Reserves (RLs). Non-compliance with these mandates exposes us to severe consequences, including operational embargoes, mandatory environmental restoration, criminal liability, and administrative fines of up to R$50,000,000 per hectare. Because environmental liability in Brazil is objective and joint, we may also be held liable for violations committed by third-party contractors, and courts may pierce the corporate veil to enforce remediation. Consequently, strict adherence to these rules and ongoing administrative requirements—such as maintaining valid Rural Environmental Registry (CAR) enrollments and Environmental Restoration Commitments (TCRA)—represents a significant financial obligation, and any deficiencies could result in material penalties and reputational damage.
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
Nonetheless, our Sugar, Ethanol and Energy segment includes the generation and sale of electric energy from sugarcane bagasse cogeneration, a regulated activity subject to oversight by the Brazilian Electricity Regulatory Agency (Agência Nacional de Energia Elétrica, or “ANEEL”). Our cogeneration operations are subject to ANEEL authorization requirements, periodic technical and regulatory reviews, reporting obligations, and compliance with the technical standards established by ANEEL and the National Electric System Operator (Operador Nacional do Sistema Elétrico, or “ONS”).

The Brazilian electric energy sector has also been subject to significant legislative and regulatory changes in recent years. Law No. 14,300/2022 established a new regulatory framework for micro and mini distributed generation, which may affect market dynamics for small-scale energy producers. In addition, changes in the rules applicable to “Auto-Producer by Assimilation” (Autoprodutor por Equiparação, or “APE”) status could affect the fiscal incentives applicable to certain of our energy generation activities. There can be no assurance that future regulatory changes in the Brazilian electricity sector will not impose additional compliance costs, reduce our revenue from energy sales, or otherwise adversely affect our business and results of operations.
Our Brazilian ethanol operations are dependent on the validity and maintenance of the relevant ANP authorizations. Any failure to maintain compliance with ANP requirements, or any adverse regulatory action resulting in the suspension, cancellation or non-renewal of our production authorizations, would prevent us from producing or selling ethanol at the affected facilities and could have a material adverse effect on our business, results of operations, and financial condition. In addition, changes in ANP regulatory requirements, interpretations or enforcement practices could impose additional compliance costs or operational restrictions on our existing mills.
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

Glyphosate, one of the most widely used herbicides in Brazil and a key input for our soybean, corn, and sugarcane operations, has been the subject of ongoing regulatory scrutiny by Brazilian and international authorities. In Brazil, the regulatory framework governing the registration, use, and marketing of agricultural pesticides was substantially updated by Law No. 14,785/2023 (the new Pesticides Framework Law, or “Lei dos Agrotóxicos”), which replaced the prior regime established by Law No. 7,802/1989. The new law streamlines pesticide registration processes among the three competent federal agencies — ANVISA (toxicological risk assessment), IBAMA (environmental risk assessment), and the Ministry of Agriculture, Livestock, and Food Supply (MAPA, which issues the final registration) — and introduces new criteria for comparative risk assessment, mutual recognition of registrations by reference, and the creation of a list of substances of special concern.

With respect to glyphosate specifically, ANVISA completed a toxicological re-evaluation in 2019 and maintained the registration of glyphosate-based products in Brazil, subject to certain label and use restrictions (including the requirement to use personal protective equipment and restrictions on aerial application in certain contexts). However, this re-evaluation did not definitively resolve the regulatory debate over glyphosate's safety profile. The International Agency for Research on Cancer (IARC), a body of the World Health Organization, classifies glyphosate as 'probably carcinogenic to humans' (Group 2A), a classification that has been used as the basis for regulatory actions in several jurisdictions, including restrictions and phase-out schedules in the European Union. While the EU authorization for glyphosate was renewed in 2023 for a further ten-year period, this decision remains politically and scientifically contested.

Any future regulatory action in Brazil — whether by ANVISA in the context of a new re-evaluation, by IBAMA, or through legislative action under the new Law No. 14,785/2023 framework — that restricts or prohibits the use of glyphosate would significantly affect our crop protection strategy and increase our input costs. Although substitute herbicide products exist in the Brazilian market (unlike as suggested by earlier filings), they typically carry higher per-hectare costs and may have lower efficacy for certain weed management applications, which could reduce our crop yields and increase our cost of production. We cannot guarantee that glyphosate will continue to be registered and approved for use in the jurisdictions in which we operate.

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

Furthermore, our agro-industrial operations generate significant volumes of industrial waste, including vinasse (vinhoto) and filter cake (torta de filtro) from ethanol distillation and sugar processing, bagasse ash from cogeneration boilers, agrochemical packaging and residues, and other by-products. The management, storage, transportation, and final destination of these materials are regulated by the Brazilian National Solid Waste Policy (Política Nacional de Resíduos Sólidos, or 'PNRS'), enacted by Law No. 12,305/2010.

The PNRS requires that companies that generate industrial solid waste maintain a Solid Waste Management Plan (Plano de Gerenciamento de Resíduos Sólidos, or “PGRS”) and comply with specific requirements for segregation, storage, transportation by licensed carriers, and disposal at authorized facilities. Non-compliance with PNRS obligations constitutes an infraction of “relevant environmental interest” pursuant to Article 52 of the PNRS, subject to penalties under the Environmental Crimes Act (Law No. 9,605/1998). Additionally, incorrect disposal of industrial waste — including the unauthorized application of vinasse or filter cake at doses or locations inconsistent with agronomic recommendations — may expose us to administrative, civil, and criminal environmental liability. There can be no assurance that our waste management practices will satisfy regulatory requirements in all circumstances or that changes in applicable regulations will not impose additional costs or operational restrictions on our waste management activities.

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

Our Sugar, Ethanol and Energy segment produces raw and refined sugar products that are subject to Brazilian food safety legislation, including the Brazilian Food Code (Decreto-Lei No. 986/1969), regulations issued by the National Health Surveillance Agency (Agência Nacional de Vigilância Sanitária, or 'ANVISA'), and requirements established by State and Municipal Health Surveillance Authorities (Vigilâncias Sanitárias, or 'VISAs'). Our production facilities are subject to periodic sanitary inspections, and we are required to maintain valid operating licenses (Alvarás Sanitários) from the competent VISAs, as well as to comply with ANVISA's product registration, labeling, composition, and quality standards applicable to food products.

In the event of non-compliance with applicable food safety requirements, we may be subject to sanctions under Law No. 6,437/1977, including: (i) written warnings; (ii) fines ranging from R$2,000 to R$1,500,000; (iii) seizure or apprehension of non-compliant products; (iv) suspension of sales or product manufacturing; (v) cancellation of product registrations; and (vi) interdiction of facilities. In addition, food safety incidents — such as contamination events, quality control failures, or non-compliant labeling — could result in product recalls, reputational damage, adverse media coverage, and civil liability to affected customers or consumers, which could have a material adverse effect on our business, financial condition, and results of operations.

IFRS requires us to measure our biological assets at fair value and therefore limit the comparability of our financial statements to similar issuers applying US GAAP.

IAS 41 “Biological Assets” requires that we measure our biological assets and agriculture produce at the point of harvest at fair value less costs to sell, which may introduce significant volatility in our earnings and result in non-cash gains or losses. Therefore, we are required to make assumptions and estimates relating to, among others, future agricultural commodity yields, prices, and production costs extrapolated through a discounted cash flow method. For example, the value of our biological assets generated initial recognition and changes in fair value of biological assets amounting to gains of $95.6 million, $143.1 million and $87.9 million in 2025, 2024 and 2023, respectively. The assumptions and estimates used to determine the fair value of biological assets, and any changes to such prior estimates, directly affect our reported results of operations. Under

US GAAP, biological assets are measured at historical cost. As a result, our financial statements and reported earnings are not directly comparable to those of similar companies applying US GAAP.

Our indebtedness could impair our financial condition and impair our ability to receive or pay out dividends.

As of December 31, 2025, we had $1,120 million of net debt outstanding on a consolidated basis, including our $500.0 million Senior Notes due 2032. Certain of our subsidiaries in Argentina and Brazil have a substantial amount of debt, which requires significant principal and interest payments. Such indebtedness could affect our subsidiaries’ future operations, for example, by requiring a substantial portion of their cash flows from operations to be dedicated to the payment of principal and interest on indebtedness instead of funding working capital and capital improvements and other investments. The amount of debt incurred by us and our subsidiaries also imposes significant debt obligations, increasing our cost of borrowing to satisfy business needs and limiting our ability to obtain additional financing.

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

The terms of our Senior Notes due 2032 and the debt instruments of some of our subsidiaries contain customary covenants including limitations on our ability to, among others, incur or guarantee additional indebtedness; make restricted payments, including dividends and prepaying indebtedness; create or permit liens; enter into business combinations and asset sale transactions; make investments, including capital expenditures; and enter into new businesses. Some of these debt instruments are also secured by various collateral including mortgages on farms, pledges of subsidiary stock and liens on certain facilities, equipment and accounts. Some of these debt instruments also contain cross-default provisions, where a default on one loan by one subsidiary could result in lenders of otherwise performing loans declaring a default, potentially triggering multiple defaults and the acceleration of our indebtedness. These restrictions could limit our ability to obtain future financing, withstand a future downturn in business or the economy in general, conduct operations or otherwise take advantage of business opportunities that may arise, and limit our strategic and operational flexibility. Moreover, by reducing the level of dividends we may receive, the terms of our subsidiaries’ indebtedness place limits on our ability to make acquisitions or needed capital expenditures or to pay dividends to our shareholders.

The financial ratio covenants we are currently required to meet, some of which are measured on a combined basis aggregating results of the borrowing subsidiaries and others which are measured on an individual debtor basis, include, among others, debt service coverage, minimum liquidity and leverage ratios.

The failure to maintain applicable financial ratios, in certain circumstances, would prevent us from borrowing additional amounts and could result in a default under such indebtedness, which could materially reduce our liquidity and access to financing. If we or our subsidiaries are unable to repay those amounts, the affected lenders could initiate bankruptcy-related proceedings or enforce their rights to the collateral securing such indebtedness, which would have a material and adverse effect on our business, results of operations and financial condition.

Fluctuations in interest rates could have a significant impact on our results of operations, indebtedness and cash flow.

As of December 31, 2025, US$1,359.5 million of our total debt on a consolidated basis was subject to fixed interest rates, and US$233.5 million was subject to variable interest rates. As of December 31, 2025, borrowings incurred by our subsidiaries in Brazil are repayable at various dates between February 2026 and November 2040 and bear either fixed interest rates ranging from 3.10% to 12.65% per annum or variable rates based on Brazilian Long-Term Interest Rate (Taxa de Juros de Longo Prazo), the Brazilian Broad Consumer Prices Index (Índice de Preços ao Consumidor Amplo), and the Brazilian interbank rate (taxa do certificado de depósito bancário), or base-rates plus spreads ranging from 8.2% to 11.3% per annum. Borrowings incurred by our subsidiaries in Argentina are repayable at various dates between January 2026 and April 2027 and bear either fixed interest rate for those borrowings denominated in U.S. dollar.

During the second half of 2025 and early 2026, interest rate volatility in Argentina remained high as the Argentine Central Bank (“BCRA”) adjusted monetary policy to align with new inflation targets. Significant interest rate increases can have an adverse effect on our profitability, liquidity and financial position. If interest rates increase, whether because of an increase in market interest rates or an increase in our own cost of borrowing, our debt service obligations for our variable rate indebtedness would increase, and our net income could be adversely affected. Specifically, as of the first quarter of 2026, any shift in the BCRA’s benchmark rate (pases) could materially impact the cost of our local Peso-denominated working capital lines. We may be unable to adequately adjust our prices to offset any increased financing costs, which would have an adverse effect on our results of operations.

In addition, changes in the fair value of the derivative instruments can result in a non-cash charge or gain being recognized in our financial results for a period preceding the period or periods in which settlement occurs under the derivative instruments and interest payments are made. Changes or shifts in interest rates can significantly impact the valuation of our derivatives and therefore could expose us to substantial mark-to-market losses or gains if interest rates fluctuate materially from the time when the derivatives were entered into. Accordingly, fluctuations in interest rates may impact our financial position, results of operations, and cash flows. For information regarding derivatives, please see Note 2 to our Consolidated Financial Statements.

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
Law No. 12,846/2013, or the “Brazilian Anti-corruption Law,” imposes strict liability on companies, in the civil and administrative spheres, for acts contrary to the Brazilian federal public administration practiced by their directors, administrators, collaborators or third parties acting on their behalf or benefit. Among the sanctions applied are fines, loss of assets, rights and values illicitly obtained, suspension or partial interdiction of activities, prohibition on contracting with the government or receiving benefits or tax or credit incentives and confiscation of assets, which sanctions, if applied, could adversely affect our results. In Brazil, other laws that provide for violations related to corruption and unlawful acts against the Brazilian federal public administration are also applicable to us, such as Law No. 8,429/1992 (the Administrative Misconduct Law, or “Lei de Improbidade Administrativa”), as substantially amended by Law No. 14,230/2021, establishes civil liability for public agents and private parties involved in acts of administrative improbity against the Brazilian public administration. Law No. 14,230/2021 introduced significant structural changes to the administrative improbity regime, most importantly: (i) it eliminated the culpable (negligent) form of administrative improbity, requiring proof of willful misconduct (dolo específico) for liability to arise; (ii) it established an eight-year statute of limitations running from the date of the improbity act (or from the date the act became known to the plaintiff public prosecutor); and (iii) it modified the penalty structure applicable to convicted parties.
Under the current framework, sanctions for administrative improbity may include: loss of unlawfully obtained assets, rights, or values; suspension of political rights for periods proportional to the severity of the act (ranging from three to fourteen years for the most serious violations); civil fines of up to twenty-four times the last monthly remuneration received by the public agent; and prohibition on contracting with the public administration or receiving public financing for periods between three and fourteen years, calibrated to the severity of the violation. For private companies and their representatives involved in improbity acts, these sanctions may include civil fines and prohibitions on contracting with the government, which could adversely affect any operations we conduct that involve public contracts, government concessions, or publicly financed projects.
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

We may be adversely affected by the ongoing armed conflict between Russia and Ukraine, the conflict between Israel and Hamas, the blockade of the Strait of Hormuz by Iran, and other related conflicts in the Middle East, as well as the ensuing global geopolitical and economic instability.

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

On February 28, 2026, the United States and Israel initiated an armed conflict with airstrikes targeting sites and cities across Iran, resulting in the death of Supreme Leader Ali Khamenei and several other Iranian officials. In response, Iran launched missile and drone strikes against Israel, U.S. bases and U.S.-allied countries in the Middle East. The effective shutdown of the Strait of Hormuz has disrupted the flow of a substantial portion of global energy supplies, leading to a sharp increase in crude oil prices as markets price in the risk of supply shortages. Such price increases directly affect our operating costs, particularly with respect to fuel and logistics for our agricultural and industrial activities.

According to shipping and trade experts, even if the waterway reopens, the disruption to global supply chains may persist well beyond the resumption of normal shipping traffic.

In addition, approximately 2,000 vessels were stranded in the region during Iran’s partial blockade of the strait, according to the International Maritime Organization (IMO). As of the date of this annual report, the evolving nature of the conflict and ongoing diplomatic efforts make the situation highly uncertain, and its impact on global trade routes remains unpredictable and subject to rapid change.

Geopolitical tensions in petroleum-producing countries have affected and may continue to affect the global supply of oil and lead to increased prices. The conflict between Russia and Ukraine, the conflict between Israel and Hamas, the blockade of the Strait of Hormuz by Iran, and the resulted increased tension in the Middle East region, led to a spike in oil and energy prices. Although this positively impacted ethanol demand and prices, we cannot assure you that such geopolitical tensions will not adversely affect our business, financial condition and results of operations.

Technological advances or alternative products may affect demand for our products and services or require substantial capital investments to remain competitive.

Technological advances may affect demand for products or require substantial capital investments to remain competitive, including advancements in agricultural technology, precision farming and biotechnology, as well as alternative fuels, electrification and other energy transition technologies. The development and implementation of new technologies can result in a significant reduction in the costs of the products and services we distribute. We cannot predict when new technologies may become available or the effects of these events on our business. Advances in the development of alternatives to the products and services we currently distribute can significantly reduce demand or eliminate the need for them. Any advances in technology that require significant capital investments to ensure competitiveness, or that otherwise reduce demand for our services, will have a material adverse effect on our business and financial performance. In addition, any other alternative products or technological advances that reduce demand for our services could have a material adverse effect on our results of operations and financial condition.

Our use of AI, including generative AI, may expose us to additional risks and uncertainties that could adversely affect our business.

We and our third-party service providers may use AI tools in the ordinary course of business. Such use may increase the risk of unauthorized disclosure, loss or misuse of confidential, proprietary or personal information, and may require enhancements to our policies, procedures and internal controls.

The broader adoption of AI may increase the volume and sophistication of cyber threats and may facilitate fraudulent or deceptive activities directed at us, our employees, customers, suppliers or other business partners. In addition, AI-generated outputs may be inaccurate, incomplete or misleading, and reliance on such outputs without appropriate oversight could result in operational errors, harm to customers, regulatory scrutiny or reputational damage. Any of the foregoing could adversely affect our business.

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

Any additional privacy laws, rules or regulations enacted or approved in Brazil, Argentina or in other jurisdictions in which we operate could cause us to incur costs to correct the noncompliance with such laws, expose us to uninsured liability, increase our risk of regulatory scrutiny, subject us to lawsuits and result in the imposition of material penalties and fines under state and federal laws or regulations, which could seriously harm our business, financial condition or results of operations. Any failure, real or perceived, by us to comply with our privacy policies or with any regulatory requirements or orders or other local, state, federal or international privacy or consumer protection-related laws and regulations could cause customers to reduce their purchases of our agricultural products and services and could have a material and adverse effect on our business.

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

Tether owns approximately 74% of the outstanding common shares of the Company and, as such, will have the ability to effect certain decisions requiring shareholder approval, which may be inconsistent with the interests of our other shareholders

On March 28, 2025, Tether commenced a cash tender offer to acquire our common shares, which was consummated on April 25, 2025, establishing Tether as the Company’s controlling shareholder. Following the tender offer, Tether further increased its ownership through open-market purchases and currently holds more than 70% of our outstanding common shares.

Tether’s interests may be different from, or conflict with, our interests or the interests of our other shareholders. Tether and its affiliates are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete indirectly with us. Tether may also pursue acquisition opportunities that are complementary to our business, and, as a result, those acquisition opportunities may not be available to us. Accordingly, the interests of Tether may not always coincide with our interests or the interests of other shareholders, and Tether may seek to cause us to take courses of action that, in its judgment, could enhance its investment in the Company but which might involve risks to our other shareholders or adversely affect us or our other shareholders.

In the future, we may hold stablecoins or other digital assets in our balance sheet, which could expose us to a variety of factors that are difficult to evaluate with respect to the digital asset ecosystem, a relatively new and rapidly changing industry.

We are exploring the possibility of opportunistically trading some of our agricultural by-products (such as renewable electricity) and products for consideration that may consist of stablecoins or other digital assets. Digital assets may be used, among other things, to buy and sell goods and services or to transfer and store value by users. The digital asset ecosystem is a new and rapidly evolving industry, and its growth is subject to a high degree of uncertainty. The factors affecting the further development of the digital asset ecosystem include:

•continued worldwide growth in the adoption and use of cryptocurrencies and other digital assets;

•government and quasi-government regulation of cryptocurrencies and other digital assets and their use, or restrictions on or regulation of access to and operation of public blockchains or digital asset networks or protocols;

•the security, maintenance and development of the open-source software protocol and other technologies impacting digital asset network;

•changes in consumer demographics and public tastes and preferences;

•the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies; and

•general economic conditions and the regulatory environment relating to digital assets and relevant services providers.

The price of digital assets has been, and is expected to continue to be, volatile and subject to fluctuations. A variety of factors, known and unknown, may affect price and valuation. While our investment strategy does not currently contemplate a material investment in digital assets, a decrease in the price of digital assets that we may hold as investments in the future may have an adverse effect on our financial condition. Furthermore, there is no assurance that the availability of and access to digital asset service providers will not be negatively affected by government regulation or supply and demand of digital assets.

Risks related to the Profertil Acquisition

The financial position and results of operations of Adecoagro following the acquisition of Profertil may differ materially from our expectations.

Following the acquisition of Profertil, its results of operations have been consolidated into our financial statements beginning on the acquisition date. As a result, our consolidated financial statements for the year ended December 31, 2025 reflect only a limited period of Profertil’s results of operations, which may not be indicative of the results that would have been achieved had the acquisition occurred at the beginning of the period or of our future results of operations.

In addition, the assets acquired and liabilities assumed in connection with the acquisition of Profertil have been recorded at fair value based on preliminary estimates using assumptions that our management believes are reasonable based on information currently available. The process for estimating the fair value of acquired assets and assumed liabilities requires the use of judgment in determining appropriate assumptions and estimates. These estimates may be revised as additional information becomes available and as additional analyses are performed. Differences between preliminary estimates and the final acquisition accounting may occur and could have a material impact on our financial position and future results of operations.

Moreover, the integration of Profertil and the realization of any anticipated benefits from the acquisition are subject to various risks and uncertainties, and our expectations regarding the financial performance of the combined business may not be realized. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations and could cause significant variations in our share price.

The acquisition of Profertil is subject to mandatory notification to the Argentine Antitrust Authority.

Following the consummation of the acquisition of Profertil, Avaldi S.A. is required to file all requested documentation with the Argentine Antitrust Authority to seek and obtain antitrust approval of the acquisition. Avaldi assumes the entire risk and burden of obtaining such approval and is the sole responsible party to perform all actions required by any governmental order issued by the Argentine Antitrust Authority in connection with the acquisition. There can be no assurance as to the terms on which the acquisition of Profertil will be approved by the Argentine Antitrust Authority, or whether such approval will be obtained at all. Any conditions, limitations or remedies imposed by the Argentine Antitrust Authority could adversely affect our business, financial condition and results of operations.

Risks Related to the Countries in Which We Operate

Our results of operations and financial condition are dependent upon economic conditions in the emerging countries in which we operate.

All of our operations and/or development activities are in South America. As of December 31, 2025, based on total asset value, 63.3% of our assets were located in Argentina, 30.3% in Brazil and 2.3% in Uruguay. During the year ended December 31, 2025, 33.8% of our consolidated revenue were attributable to our Argentine operations, 35.7% were attributable to our Brazilian operations and 29.9% were attributable to our Uruguayan operations. In the future, we expect to have additional operations in the South American countries in which we now operate or in other countries with similar political, economic and social conditions. Many of these countries have a history of economic instability or crises (such as inflation or recession), government deadlock, political instability, civil strife, changes in laws and regulations, expropriation or nationalization of property, and exchange controls which could adversely affect our business, financial condition and results of operations.

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

The Argentine economy has experienced significant volatility in past decades, including numerous periods of low or negative growth and high and variable levels of inflation and currency devaluation. Inflation remains a challenge for Argentina given its persistent nature in recent years and considering its high levels during 2023, 2024 and 2025. No assurance can be given that the rate of growth experienced over past years will be achieved in future years or that the national economy will not suffer a recession. If economic conditions in Argentina were to slow down, or contract, if inflation were to accelerate, or if the Argentine government's measures to attract or retain foreign investment and international financing in the future to incentivize domestic economy activity are unsuccessful, such developments could adversely affect Argentina's economy and in turn affect our financial health and results of operations.

Moreover, the Argentine presidential and congressional elections held in August and October 2023 resulted in the election of Javier Milei, the candidate of “La Libertad Avanza”, as President. Since taking office, the Milei administration has implemented extensive deregulation policies aimed at addressing the ongoing economic and social crisis. On December 20, 2023, through the Decree of Necessity and Urgency No. 70/2023 (“DNU 70/2023”), the Executive Branch declared a public emergency across economic, financial, fiscal, administrative, social security, tariff, sanitary, and social matters. This framework was subsequently reinforced and further specified by the enactment of Law No. 27,742 (the “Ley Bases”), enacted in July 2024, which declared a public emergency in administrative, economic, financial and energy matters for an initial period of one year. Under this law, the Executive Branch is authorized to extend the emergency period for an additional year, potentially through July 2026.

These measures include, among others, the repeal of regulations governing housing rental contracts, the supply of essential products and the commercialization of mass consumption goods, as well as changes to the corporate structure of companies with State participation. The breadth of these reforms represents a significant shift in the Argentine legal and economic landscape, aimed at fostering market-driven competition.

However, the Argentine Constitution provides for legislative oversight of DNU 70/2023 by the National Congress. Under Law No. 26,122, the decree remains in force unless and until it is expressly rejected by both chambers of Congress; should a bicameral rejection occur, the decree would be rendered null and void. In this regard, on March 14, 2024, the Argentine Senate voted to reject DNU 70/2023; however, as of the date of this report, the decree remains legally effective because it has not been rejected by the Chamber of Deputies.

In addition, DNU 70/2023 has been subject to judicial review as to its constitutionality. However, on April 16, 2024, the Supreme Court of Justice unanimously rejected two actions filed against DNU 70/2023, stating that neither of them presented the existence of a 'cause,' 'case,' or 'controversy' that falls under the jurisdiction of the Supreme Court to rule on. Uncertainty persists regarding the long-term effects of DNU 70/2023 on the economy and our business.

On July 9, 2024, the law titled "Bases and Points of Departure for the Freedom of the Argentine People" (the "Bases Law") entered into force, following its approval by the National Congress on June 27, 2024. The key points of this approval are as follows:

•Emergency: The declaration of a public emergency in economic, financial, tax, social security, security, defense, trade, energy, health, administrative, and social matters. The declaration of emergency in the Bases Law is set to expire on December 31, 2025, but it enables the Executive to extend such term for two more years which was exercised by the Executive Branch to extend said emergency for an additional one-year period. Consequently, as of the date of this report, the public emergency and the corresponding delegation of legislative powers remain in effect. In terms of state reorganization, for as long as the declaration of emergency is in effect, the Bases Law establishes the legal foundation for delegating legislative powers to the Executive as it relates to: i) improving the functioning of the state; ii) reducing the oversizing of the state structure; and iii) ensuring effective internal control in the national public administration.

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

•Tax Modernization: Various tax changes, including, but not limited to, changes in income tax, personal property tax, and an asset regularization (voluntary disclosure) regime, among others.

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

According to the National Institute of Statistics and Censuses (Instituto Nacional de Estadística y Censos, or “INDEC”), economic activity recovered in 2021 following the impact of COVID-19 in 2020, with GDP growth of 10.7%, and this positive trend continued in 2022, with GDP growth of 5.0%. However, this trend reversed in 2023, when GDP contracted by 1.6%, followed by a sharper decline of 3.5% in 2024, primarily driven by a significant reduction in public works and a contraction in private consumption.

In 2025, the economy began to stabilize. According to the latest reports from the International Monetary Fund (“IMF”) and official local data, Argentina’s GDP grew by approximately 5.0% for the full year, exceeding prior estimates, as inflation began to decelerate and credit conditions improved. In addition, in its January 2025 report, the IMF projects annual economic growth of 4.0% for both 2026 and 2027.

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

Throughout 2022, 2023 and 2024, social and political tension and high levels of poverty and unemployment in Argentina persisted while industrial activity and consumption diminished considerably. However, throughout 2025 and the first quarter of 2026, industrial activity and consumption began to show signs of stabilization following the initial impact of the deregulation policies. Notably, INDEC recently reported a significant decline in poverty rates; the latest figures (published on March 31, 2026) showed a drop to 28.2% in the second half of 2025, marking a reversal from the peaks observed in early 2024. However, there can be no assurance that Argentina will not face political, economic or social problems in the future, and a severe downturn in the Argentine economy could significantly increase social and political turmoil, leading to civil unrest, riots, looting, nationwide protests, strikes and street demonstrations, as has occurred in the past and could plausibly occur again. Due to the high levels of inflation and devaluation in recent years, employers both in the public and private sectors experienced significant pressure from organized labor unions and their employees to further increase salaries. If inflation rates were to increase again, there is no guarantee that this situation will not arise again in the future.

Persistent inflation, increased unemployment and poverty rates, decreased GDP, Peso depreciation, and/or other future economic, social and political developments in Argentina, over which we have no control, may adversely affect our business, financial condition and results of operations.

Moreover, a significant portion of our operations, properties and customers are located in Brazil. Accordingly, our financial condition and results of operations are substantially dependent on economic conditions in Brazil. Historically, Brazil’s political situation has influenced the performance of the Brazilian economy, and political crises have affected the confidence of investors and the general public, which has resulted in economic deceleration and heightened volatility in the securities issued abroad by Brazilian companies. Future developments in policies of the Brazilian government and/or the uncertainty of whether and when such policies and regulations may be implemented may adversely affect our results of operations and financial condition. The Brazilian economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high and variable levels of inflation and currency devaluation. The Brazilian GDP decreased 4.1% in 2020, and increased 4.6% in 2021, 2.9% in 2022, 3.2% in 2023, 3.4% in 2024 and 2.3% in 2025. There can be no assurance that GDP will increase or remain stable in the future. Future developments in the Brazilian economy may affect Brazil’s growth rates and, consequently, the consumption of sugar, ethanol, and our other products. As a result, these developments could impair our business strategies, results of operations and financial condition.

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

On April 2, 2025, U.S. President Donald Trump announced via executive order a new 10% baseline tariff on all imports, including those from Brazil and Argentina, which could negatively impact the Argentine and Brazilian economies by raising export costs, reducing U.S. demand, and straining key industries like agriculture and manufacturing. However, the risk of bilateral trade friction in the region has been subsequently mitigated by recent diplomatic and judicial developments. Specifically, the Reciprocal Trade and Investment Agreement signed between the U.S. and Argentina has provided a framework for de-escalation, while the aggressive surcharges previously aimed at Brazil were effectively eliminated following the February 2026 U.S. Supreme Court ruling, which restricted executive authority regarding such duties. For more detail, see “—Our business may be materially and adversely affected by changes in international trade and economic and other conditions in key export markets for our products, including the imposition of tariffs, the modification of trade agreements between countries or other international trade restrictions.”

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

On January 16, 2025, the Brazilian Congress enacted Supplementary Law No. 214/25, establishing general guidelines for the imposition of IBS and CBS, including their taxable events and calculation bases. The transition to the new system follows a phased schedule: beginning in 2026, taxpayers are required to issue invoices reflecting combined CBS and IBS at a test rate of 0.9% and 0.1%, respectively, but payment of these amounts is waived during this initial period, subject to compliance with ancillary obligations. Full payment of CBS and the phase-out of PIS and COFINS begin in 2027. ICMS and ISS will be progressively reduced between 2029 and 2032, with IBS fully replacing them by 2033. The combined standard rate, once fully implemented, is currently estimated at approximately 28%, although final rates are subject to further legislation by the Federal Senate. The overall reform is intended to simplify tax compliance, reduce cascading tax effects across supply chains, and align Brazil's system with destination-based international standards. The approved Tax Reform text also authorizes the Brazilian government to introduce a selective tax on goods and services considered harmful to health and/or the environment. Additionally, specific tax regimes will apply to industries explicitly listed in the Brazilian Constitution. The tax reform may reduce or eliminate existing our tax benefits, which could directly or indirectly impact our business and financial results. Furthermore, any future changes in tax laws and regulations may also affect our operations and financial performance.

Supplementary Law No. 214/2025 also advanced the implementation of the single-phase (monophase) PIS and COFINS collection regime for ethanol, effective May 1, 2025. Under this regime, ethanol producers — rather than distributors or retailers — are responsible for collecting and remitting PIS and COFINS across the entire downstream commercialization chain at a single point. The applicable rate was increased from R$130.90 per m³ to R$192.00 per m³, representing an increase of approximately 47% in the federal contribution burden per unit of ethanol produced.
This change has material implications for the economics of our ethanol business. As the entity now responsible for collecting these contributions on the entire value chain, we bear the liquidity cost associated with the upfront payment of PIS/COFINS before receiving payment from our customers at distributor-level pricing. The increase in the per-unit contribution amount also affects the competitive positioning of ethanol relative to gasoline in the flex-fuel market, as it raises the effective cost floor for ethanol distribution. To the extent we are unable to pass the full impact of this contribution increase through to our customers via higher ethanol prices, our operating margins could be adversely affected. There can be no assurance that future adjustments to the monophase PIS/COFINS rate will not impose additional cost burdens on our ethanol operations.

Exposure to Brazilian government debt could have a material adverse effect on us.

According to the Brazilian National Treasury's monthly report (RMD - Tesouro Transparente), Brazil’s Federal Public Debt remained above BRL 7 trillion as of December 31, 2025, reflecting increases during the year primarily driven by net debt issuances and interest accruals. In addition, Brazil’s five-year Credit Default Swap (CDS) spreads showed volatility during 2024 and 2025, at times reaching levels above 200 basis points. More recently, the RMD reported that the outstanding Federal Public Debt reached approximately BRL 8.84 trillion in February 2026, representing an increase of BRL 199.62 billion compared to January 2026. This variation reflected net issuances of approximately BRL 125.75 billion and positive interest appropriation of approximately BRL 73.87 billion

Any failure by the Brazilian government to make timely payments under the terms of these securities may increase the perception of risk of investors, reduce foreign investments, and consequently impact inflation levels. A rise in inflation and a reduction in investment volume may affect our business and influence our results.

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

Argentina has a history of high volatility in its foreign exchange market (the “FX Market”), including sharp and unanticipated devaluations, tight foreign exchange controls and severe restrictions on foreign trade. The devaluation of the peso may negatively affect the ability of certain Argentine businesses to service their foreign currency denominated debt and could contribute to higher inflation reducing real wages and adversely affecting our business. The peso depreciated against the U.S. dollar by 28.1%, 27.7% and 356.3% in 2025, 2024 and 2023, respectively, based on the official exchange rates published by the BCRA.

During 2025, Argentina transitioned to an exchange rate band regime introduced by the BCRA on April 11, 2025, under which the peso was initially permitted to fluctuate within a range of approximately Ps. 1,000 to Ps. 1,400 per US$1.00, with periodic adjustments intended to promote orderly market functioning and support monetary policy objectives. The Argentine government subsequently modified its foreign exchange policy to address currency valuation and macroeconomic stability. Under the updated framework, the BCRA adjusts the exchange rate broadly in line with the Consumer Price Index (CPI), while also taking into account international inflation rates to maintain real exchange rate parity. This “inflation-linked” approach is intended to prevent further real appreciation of the peso and provide greater predictability for exporters. However, the effectiveness of this policy depends on the government’s ability to control domestic inflation and maintain adequate international reserves. Any significant deviation from projected inflation levels or failure to maintain the exchange rate within the established bands could increase exchange rate instability and adversely affect our financial condition and results of operations.

In the past, the Argentine government has imposed restrictions on the purchase of foreign currency, giving rise to an unofficial market in which the U.S. dollar traded at a value different from the official exchange rate. In September 2019, following a foreign exchange crisis and a decline in the BCRA’s foreign currency reserves, the Argentine government reinstated stringent foreign exchange controls and transfer restrictions, substantially limiting the ability to obtain foreign currency or make certain payments or distributions abroad. Since late 2024 and throughout 2025, the current administration has implemented a series of deregulatory measures aimed at easing these controls, including shortening payment terms for imports, removing prior authorization requirements for certain transactions, and progressively relaxing restrictions on the repatriation of dividends and the payment of services to foreign affiliates.

More recently, in early 2026, the BCRA continued to simplify the regulatory framework, moving toward a unified foreign exchange market. However, while these measures have improved the flow of funds, certain residual restrictions remain in place, and there can be no assurance that future economic conditions will not lead the government to maintain or reintroduce exchange controls. See “—Exchange controls restrict the inflow and outflow of funds and may substantially limit the ability of companies to retain or obtain foreign currency or make payments abroad.”

The Brazilian currency has also historically suffered frequent fluctuations. As a result of inflationary pressures, the Brazilian government has implemented various economic plans and adopted a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. Formally, the value of the real against foreign currencies is determined under a free-floating exchange rate regime, but, in practice, the Brazilian government currently intervenes in markets through currency swaps and trading in the spot market, among other measures, every time the exchange rate is above or below the levels that the Brazilian government considers appropriate, taking into account inflation, growth, the performance of the real against the U.S. dollar in comparison with other currencies, and other economic factors. The Real appreciated approximately 11.18% in 2025, depreciated 27.9% in 2024 and appreciated 7.2% in 2023.

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

Historically, inflation has materially undermined the Argentine economy and the government’s ability to create conditions that would permit long-term and stable growth. High inflation may also undermine Argentina’s foreign competitiveness in international markets and adversely affect economic activity and employment, as well as our business and results of operations. In particular, the profit margin on our services is impacted by the increase in our costs in providing those services, which is influenced by wage inflation in Argentina, as well as other factors. In recent years, Argentina has experienced persistently high inflation, as reflected in the annual Consumer Price Index (CPI) published by INDEC: 211.4% in 2023, 117.8% in 2024, and 31.5% in 2025. If the Argentine government continues to fail to address Argentina’s structural inflationary imbalance, the current levels of inflation may continue to rise, which may have an adverse effect on Argentina’s economy.

Brazil, in turn, has historically experienced high rates of inflation. Inflation, as well as government efforts to curb inflation, have had significant negative effects on the Brazilian economy, particularly prior to 1995. Inflation was 7.2% in 2016, as measured by the General Market Price Index (Índice Geral de Preços – Mercado), or IGP-M, compiled by the Getulio Vargas Foundation (Fundação Getulio Vargas, or FGV). In 2017, Brazil registered deflation of 0.53%, largely due to a decline in food prices. Brazil then registered inflation of 7.5% in 2018 and 7.3% in 2019, and, mainly due to the depreciation of the Brazilian Real against the U.S. dollar and the increase in primary product prices, inflation was 23.1% in 2020 and 17.8% in 2021. In 2022, Brazil registered inflation of 5.45%, in 2023 deflation of 3.18%, in 2024 inflation of 6.54%, and in 2025 deflation of 1.05%, in each case as measured by the IGP-M. A significant proportion of our cash costs and operating expenses are denominated in Brazilian Reais and tend to increase with Brazilian inflation. The Brazilian government’s measures to control inflation have included, and continue to include, maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and reducing economic growth. This policy was eased between 2016 and January 2021, when the Special System for Settlement and Custody rate (Sistema Especial de Liquidação e Custódia), or SELIC rate, which is set by the Monetary Policy Committee (Comitê de Política Monetária, or COPOM), was reduced from 14.25% to 2.00%. Subsequently, rising inflation led the Brazilian government to adopt other measures to control inflation, including tax relief for several sectors of the economy and tax cuts on products included in the basic food basket. These measures were not sufficient to curb inflation, which led the Brazilian government to reinstate a tighter monetary policy. As a result, interest rates have fluctuated significantly. The year-end SELIC rate in Brazil was 4.50%, 2.00%, 9.25%, 13.75%, 11.75%, 12.25% and 15.00% in 2019, 2020, 2021, 2022, 2023, 2024 and 2025, respectively. As of the date of this annual report, the SELIC rate is 14.75%.

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

Standard & Poor’s maintained Brazil’s sovereign credit rating at BB- with a stable outlook in 2021, revised the outlook to positive in June 2023, upgraded Brazil’s sovereign credit rating to BB in December 2023 and affirmed that rating with a stable outlook in June 2025. Moody’s confirmed Brazil’s sovereign credit rating at Ba2 with a stable outlook in 2021, upgraded Brazil’s sovereign credit rating to Ba1 in October 2024 while maintaining a positive outlook, and affirmed the Ba1 rating in May 2025, revising the outlook to stable. Fitch reaffirmed Brazil’s sovereign credit rating at BB- with a negative outlook in 2021, upgraded the rating to BB with a stable outlook in June 2023, and affirmed that rating with a stable outlook in June 2024 and again in June 2025

The review in Brazil’s credit rating by Standard & Poor’s and Fitch to BB- in past years adversely affected the trading price of debt and equity securities of Brazilian issuers. Any further downgrade of Brazil’s credit rating could heighten investors’ perception of risk and, as a result, increase the cost of debt issuances and adversely affect the trading price of our securities.

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

Recently, Argentina achieved a significant judicial outcome in connection with the 2012 expropriation of 51% of YPF’s shares. On March 27, 2026, the U.S. Court of Appeals for the Second Circuit overturned a 2023 District Court ruling that had ordered the Argentine State to pay approximately $16.1 billion in damages to former minority shareholders. The appellate court vacated the judgment and dismissed the claims against the Republic, representing a material development in litigation, that has been ongoing for more than a decade.

While the plaintiffs may still pursue further legal remedies, including petitions for rehearing or an appeal to the U.S. Supreme Court, the immediate financial exposure and risk of asset seizures have been significantly reduced. This development has contributed to increased market confidence, as reflected in the performance of Argentine ADRs and sovereign bonds following the decision. However, as related legal proceedings may continue, there can be no assurance that additional claims or adverse developments will not arise. Although this outcome reduces a significant potential liability for Argentina and may support macroeconomic stability and the investment climate, any future adverse developments could negatively affect these conditions and, in turn our business and results of operations.

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

Moreover, in the press release dated May 13, 2024, the IMF announced that the IMF Executive Board and Argentine authorities reached an agreement on the eighth review under the agreement with Argentina. As a result, the Board's decision allowed an immediate disbursement of approximately US$ 800 million (or SDR 600 million), bringing the total disbursements under the agreement to approximately US$ 41.4 billion. Furthermore, recently the Argentine Congress validated the presidential decree authorizing the execution of a new debt refinancing agreement with the IMF. The Staff-Level Agreement with the International Monetary Fund (“IMF”) aims to reduce the fiscal deficit, inflation and subsidies, among other objectives, with the goal of promoting macroeconomic stability and addressing structural challenges to strengthen support for sustainable and inclusive growth.

On March 19, 2025, the Argentine Congress validated a presidential decree authorizing the execution of a new debt refinancing agreement with the IMF. Pursuant to the technical agreement reached on April 8, 2025, this arrangement provides for a new extended funding facility of US$ 20 billion over a 48-month period, which was approved by the IMF Executive Board on April 11, 2025.

However, there can be no assurance that Argentina will have access to international or domestic financial markets on favorable terms, or at all. Any limitation on such access could adversely affect the projected capital expenditures for our operations in Argentina and, in turn, have an adverse effect on our financial condition and results of operations.

If current fiscal surplus is not maintained, the Argentine economy could be adversely affected, negatively impacting our operations, our capital expenditure program and our ability to service our foreign currency liabilities.

In the past, Argentina has had severe macroeconomic imbalances, including frequent and extreme fiscal deficits. Since 1961, the Argentine government has had yearly fiscal deficits approximately 90% of the time, resulting in highly vulnerable macroeconomic conditions. The Argentine government has financed its fiscal deficit mainly in two ways: (i) by relying on external debt issuances, which has historically led to rapid increases in public debt levels; and (ii) by having the BCRA issue currency, which has led to high inflation and, in certain cases, hyperinflation. As a result of the measures taken by Javier

Milei’s administration, the Argentine government reported continued monthly fiscal surpluses, resulting in an annual surplus of approximately 0.8% of GDP as of December 2025. This reflects the continuation of fiscal consolidation efforts and marks the first time since the early 2000s that Argentina has recorded two consecutive years of positive fiscal balances.

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

Moreover, in the past, members of the Brazilian government and of the Brazilian Legislative Branch have faced allegations of political corruption. Notably, between 2014 and 2021, the Car Wash Operation (Operação Lava-Jato) — a wide-ranging anti-corruption investigation conducted by Brazilian federal prosecutors — resulted in the arrest and conviction of numerous senior federal officials, congressmen, and business executives. The operation was formally wound down in February 2021, and certain of its prosecutorial activities were subsequently subject to review by the Brazilian Supreme Court (STF), which issued rulings addressing the jurisdiction and impartiality of the investigations. The legal and political legacy of these events continues to influence the Brazilian institutional environment. Any political crisis could worsen the economic conditions in Brazil, which may adversely affect our results of operations and financial condition

Finally, under Brazilian law, real property ownership is normally transferred by means of a transfer deed, and subsequently registered at the appropriate real estate registry office under the corresponding real property record. There are uncertainties, corruption and fraud relating to title ownership of real estate in Brazil, mostly in rural areas. In certain cases, the real estate registry may register deeds with errors, including duplicate and/or fraudulent entries, and, therefore, deed challenges frequently occur, leading to judicial actions and police investigations. Property disputes over title ownership are frequent in Brazil, and, as a result, there is a risk that errors, fraud or challenges could adversely affect us.

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

The Argentine government has historically imposed duties on the exports of various primary and manufactured products, including some of our products. Nevertheless, export duties have been modified according to Decree No. 38/2025, which sets a decrease in the rate until June 30, 2025. The export duty rate was decreased from 26% to 24% for soybean, 24-24.5% to 22-22.5% for soybean oil (depending on the applicable tariff code), 9.5% to 7.5% for soybean flour, and 26% to 21% for biodiesel. While these specific temporary rates expired, the administration subsequently enacted a new structural reform in late 2025, establishing a permanent and gradual phase-out schedule for export duties on major agricultural commodities. Under this new framework, export duty rates are scheduled to decrease incrementally on a semi-annual basis through 2027, aimed at eventually eliminating such taxes to enhance international competitiveness. However, the pace and continuity of this reduction schedule remain subject to the government’s ability to maintain fiscal balance and could be modified by future regulations depending on macroeconomic conditions.

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

There can be no assurance that export duties will not be increased in the future or that new export taxes, quotas or other restrictions on imports and exports will not be imposed. Any such measures, including significant increases in existing export duties or the introduction of export quotas or other trade restrictions, could adversely affect our financial condition and results of operations. Although this risk may be partially mitigated by the recently signed trade agreement between the United States and Argentina, under which both countries have committed to reducing tariffs on more than 1,600 Argentine products, there can be no assurance as to the timing, scope or effectiveness of such measures.

As of January 1, 2022, the Executive Branch no longer has delegated authority to increase export duty rates. Accordingly, any export duties imposed without proper legislative authorization could be subject to constitutional challenge in Argentine courts. Notwithstanding the absence of such delegated powers, during 2024 and 2025 the Federal Executive implemented reductions in export duties for certain sectors, including agricultural commodities, dairy, meat products and fruits, in some cases on a temporary basis, in order to promote exports.

On December 26, 2023, Resolution No. 523/2017 of the National Secretariat of Commerce was repealed. This resolution had required prior approval from local authorities, through the Argentine Import System (Sistema de Importaciones de la República Argentina, or “SIRA”), for both automatic and non-automatic import licenses covering all tariff positions under the MERCOSUR Common Nomenclature for goods imported for consumption. The SIRA regime was initially replaced by the Import Statistical System (Sistema Estadístico de Importaciones, or “SEDI”), which was subsequently repealed in February 2025 by Joint General Resolution No. 5651/2025 (issued by ARCA and the Secretariat of Industry and Commerce). As a result, importers are no longer required to obtain prior authorization or await government validation to import goods.

In addition, the Executive Branch has eased technical and qualitative requirements applicable to the importation and commercialization of goods in Argentina. Through Decree No. 892/2025, the government introduced measures aimed at streamlining international trade. As of February 15, 2026, technical requirements applicable to imports are deemed satisfied if the goods comply with the standards required for their entry and/or commercialization in certain international markets designated as “high vigilance countries.” However, the decree also limits the scope of this flexibilization, as certain categories of goods—particularly those subject to health and sanitary oversight—remain subject to specific requirements or are excluded altogether.

Furthermore, on April 15, 2025, through Communication “A” 8226, the BCRA revised the payment framework for imports of goods, allowing Argentine residents to access the foreign exchange market, without prior BCRA approval, to make payments for imports upon customs entry registration. Such access remains subject to compliance with the general requirements established under Argentine foreign exchange regulations.

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

On November 26, 2025, Brazil enacted Law No. 15,270/2025 (converting Bill No. 1,087/2025), ending approximately three decades of exemption from dividend taxation. Effective January 1, 2026, the law introduces a 10% withholding income tax (IRF) on profits and dividends remitted abroad to non-resident shareholders, whether individuals or legal entities, regardless of the amount or domicile of the beneficiary.
As a Luxembourg-based holding company that relies on dividends from our Brazilian operating subsidiaries to meet financial obligations and pay dividends to our shareholders and ADS holders, Law No. 15,270/2025 represents a material change to our tax cost structure. The 10% withholding tax on remittances abroad will increase the effective tax burden on profit repatriation, which could adversely affect our ability to pay dividends and our results of operations.
The law also establishes a transitional exemption under which profits and dividends related to fiscal years ending on or before December 31, 2025, that have been formally approved for distribution by the relevant corporate governance body by that date, may be distributed until December 31, 2028 without being subject to the new withholding tax. For this exemption to apply, both conditions must be satisfied cumulatively.
In practice, this transitional rule creates significant operational challenges for Brazilian companies, as financial results for fiscal year 2025 are unlikely to have been finalized, audited, and approved by December 31, 2025 given that such approvals typically occur at annual general meetings held in the first quarter of the following year. Brazilian legal commentators have also identified potential inconsistencies between the transitional rule and Brazil’s Corporations Law (Law No. 6,404/1976), which generally requires dividends to be paid in the same fiscal year in which they are declared. Regulatory guidance from the Federal Revenue Service (Receita Federal) on the application of this transitional rule remains pending, and there can be no assurance that distributions made in reliance on the exemption will not be challenged by tax authorities.
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
Furthermore, the Company is within the scope of the OECD (Organization for Economic Cooperation and Development) Pillar Two model rules (the Global Anti-base Erosion rules or GloBE). Pillar Two legislation was enacted in Luxembourg, the jurisdiction in which the company is incorporated, and came into effect from January 2024. Under Pillar Two, the Company is liable to pay a top-up tax for the difference between its GloBE effective tax rate per jurisdiction and the 15% minimum rate. We did not recognize any such liabilities in any jurisdiction for the year ended December 31, 2025.
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

However, Supplementary Law No. 214/2025, which implements Constitutional Amendment No. 132/2023, establishes a mandatory phase-out schedule for ICMS at the national level. Under this schedule, ICMS rates will gradually decline beginning in 2029 and will be fully replaced by the new IBS by 2033. As a result, even if our ICMS benefits remain nominally valid through 2032, their economic value is expected to diminish starting in 2029 as ICMS is progressively reduced and ultimately eliminated. There can be no assurance that the transitional mechanisms provided under LC 214/2025 or subsequent regulations will preserve the economic value of our existing ICMS benefits throughout the reform period.
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

Additionally, Constitutional Amendment No. 132/2023 and Complementary Law No. 214/2025 provide for the creation of a Fiscal Benefits Compensation Fund (Fundo de Compensação de Benefícios Fiscais), intended to provide transitional compensation to states and taxpayers holding ICMS incentive agreements that would be adversely affected by the reform. However, the detailed rules governing the Fund, including eligibility criteria, the methodology for calculating compensation, and the procedures for claiming compensation, remain subject to further regulation by the IBS Management Committee (Comitê Gestor do IBS) and additional complementary legislation. There can be no assurance that the transitional mechanisms associated with the Compensation Fund will preserve the full economic value of our existing ICMS benefits during the phase-out period, or that we will qualify for compensation in an amount equivalent to the benefits we currently receive. Any failure of these mechanisms to fully offset the erosion of our ICMS incentives could increase our effective tax burden and adversely affect our results of operations and financial condition.

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

Our status as a “foreign private issuer” exempts us, and our status as a “controlled company” within the meaning of the NYSE corporate governance rules further exempts us, from certain rules under the U.S. securities laws, which results in less information about us being available to investors than for U.S. companies, and may make our common shares less attractive to investors.

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

In addition, we are a “controlled company” within the meaning of the NYSE corporate governance rules. A “controlled company” is a company of which more than 50% of the voting power is held by an individual, group or another company. Following the consummation of the Offer, Tether controls a majority of the combined voting power of our outstanding shares. As a controlled company, we are eligible to elect not to comply with certain requirements of the NYSE corporate governance standards, including the requirement that a majority of our board of directors consist of independent directors and that our compensation committee and nominating sub-committee be composed entirely of independent directors. Accordingly, our shareholders do not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance standards.

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
History

The Company was founded in September 2002 following the acquisition of a 100% equity interest in Adeco Agropecuaria S.A. This transaction, which included over 74,000 hectares of productive farmland in Argentina, established the Company as what we believe to be a leading sustainable agricultural company and provided the foundation for subsequent expansion. Between 2004 and 2005, the Company expanded regionally expansion by acquiring over 25,000 hectares of farmland in Uruguay and the Western Bahia region of Brazil, as well as additional farmland in Argentina to consolidate its Crops business.

In 2005, the Company diversified into the Brazilian sugar, ethanol and energy sector through the acquisition of the Usina Monte Alegre S.A. mill, located in the state of Minas Gerais. In subsequent years, we completed the construction of two greenfield mills, Angelica and Ivinhema, creating a sugarcane cluster in Mato Grosso do Sul, Brazil. During the same period, the Company expanded its operations in Argentina through the acquisition of Pilagá S.A., which added more than 88,000 hectares of land and two rice processing facilities. In addition, we constructed two free-stall dairy facilities with a total capacity of 7,000 milking cows. As of December 31, 2025, we operate four free-stall facilities with over 14,400 milking cows.

The Company further integrated its operations downstream to capture higher margins. Together with CHS de Argentina S.A., we constructed a sunflower processing facility in Pehuajó, Province of Buenos Aires, Argentina. The facility processes black oil and confectionary sunflower seeds into specialty products, including in-shell seeds and oil seeds, primarily for export. We subsequently acquired 100% ownership of this entity.

In alignment with the Company’s sustainability objectives, in 2017 we completed construction of a biodigester to generate renewable electricity from dairy effluents.

In 2019, the Company significantly expanded its consumer retail presence through the acquisition of two milk processing plants and two established dairy brands in Argentina: "Las Tres Niñas" and "Angelita." The Company also expanded its peanut operations through the acquisition of a peanut processing facility to process its production into value-added products for export.

Recent strategic initiatives have focused on consolidating market leadership and optimizing the Company's global portfolio. In May 2022, we acquired Viterra Limited’s rice operations in Uruguay and Argentina. This transaction increased our rice processing capacity, yielded operational synergies, and expanded access to international markets for premium Uruguayan rice.

Most notably, in December 2025, the Company completed the acquisition of a 90% controlling interest in Profertil through a $11 billion transaction involving stakes previously held by Nutrien and YPF. This strategic acquisition positions the Company as what we believe is a leading, cost-efficient global producer of urea and ammonia, further diversifying its agro-industrial platform and revenue streams.

Corporate Developments

In October 2010, the Company undertook a corporate reorganization to prepare its holding structure for its initial public offering (the “IPO”). As part of this reorganization, Adecoagro S.A., a société anonyme (joint stock company) incorporated under the laws of the Grand Duchy of Luxembourg, was established as the ultimate parent company and acquired approximately 98% of the underlying operating entities.

On January 28, 2011, the Company completed its IPO, listing its common shares on the New York Stock Exchange under the symbol “AGRO.” On February 2, 2011, the Company issued 28,405,925 common shares to the public. Concurrently with the closing of the IPO, the Company issued and sold 7,377,598 common shares in a private placement to Al Gharrafa Investment Company, a wholly owned subsidiary of Qatar Holding LLC, at a price equal to the IPO underwriters’ purchase price. By 2012, the Company had issued an additional 1,654,752 shares to remaining limited partners to consolidate its ownership, increasing Adecoagro’s interest in its underlying holding structure to approximately 100%.

To optimize its capital structure and extend its debt maturity profile, on September 21, 2017, the Company issued $500 million aggregate principal amount of its 6.000% Senior Notes due 2027 pursuant to an indenture with The Bank of New York Mellon. The notes are guaranteed on a senior unsecured basis by certain operating subsidiaries.

On March 28, 2025, Tether commenced a cash tender offer to acquire up to 49,596,510 of the Company’s common shares. The offer was consummated on April 25, 2025, and Tether became the Company’s controlling shareholder. Following the tender offer, Tether increased its stake through open-market purchases throughout May 16, 2025 to August 28, 2025, of 4,756,273 additional shares and currently holds more than 70% of the Company’s outstanding common shares.

On December 8, 2025, our registration statement on Form F-3 (File No. 333-291872) was declared effective by the SEC for a public offering of our common shares. We completed the public offering on December 15, 2025 issuing 41,379,311 common shares at a price of $7.25 per share. J.P. Morgan Securities LLC, BofA Securities, Inc., Banco BTG Pactual S.A. – Cayman Branch, Citigroup Global Markets Inc. and Itau BBA USA Securities, Inc. acted as underwriters in the offering. On December 17, 2025, the underwriters exercised their over-allotment option, resulting in the issuance of an additional 1,111,035 shares at the same price.

In total, the net proceeds to us from the offering were approximately $304.1 million, after deducting underwriting discounts and commissions and offering expenses. To date, we have used the net proceeds from the offering for the payment of installments due to YPF in connection with the acquisition of its equity interests in Profertil, as well as for working capital and general corporate purposes, and we currently expect to continue to use the remaining net proceeds for the same purposes. Tether participated in the offering, acquiring 30,344,827 of the newly issued shares. As of December 31, 2025, Tether holds 105,880,368 common shares, representing approximately 74.3% of the Company’s outstanding common shares.

In December 2025, the Company acquired from Nutrien its 50% interest in Profertil. This acquisition was carried out together with a third party, ACA, with ownership interests of 80% and 20%, respectively. The Company subsequently acquired the remaining 50% interest in Profertil from YPF. This second acquisition was completed without the participation of ACA, resulting in the Company owning 90% of Profertil and ACA owning the remaining 10%.

The following chart summarizes our corporate structure as of the date of this annual report:

Principal Capital Expenditures

Capital expenditures totaled $938.0 million, $274.2 million and $$250.5 million for the years ended December 31, 2025, 2024 and 2023, respectively. Capital expenditures include both maintenance capital expenditures and expansion capital expenditures.

B.    BUSINESS OVERVIEW

Our Company

We are a leading agro-industrial company in South America, with operations in Argentina, Brazil and Uruguay. Our businesses encompass agricultural production, industrial processing and the production of critical agricultural inputs. In agriculture, we produce a diversified portfolio of products—including various crops, rice, sugarcane and dairy—supplying both our own industrial operations and third-party clients. Our manufacturing activities include the processing and commercialization of value-added products, such as sugar, ethanol, energy, processed peanuts, rice and dairy products, including UHT milk and powdered milk, among others. In addition, we produce nitrogen-based fertilizers, supporting agricultural productivity in Argentina and South America. We also provide ancillary services including grain warehousing, conditioning, handling and drying. We also opportunistically conduct land sales and acquisitions.

As of December 31, 2025, we managed 608,399 hectares of which we owned a total of 210,371 hectares through 17 farms in Argentina and 7 farms in Brazil. In terms of hectares, Argentina accounts for 94% of our portfolio and Brazil accounts for 6%. In addition, we own and operate several industrial facilities. For more information about our industrial assets, see “Item 4. Information on the Company—B. Business Overview—Property, Plant and Equipment—Our Industrial Facilities.

We believe that we are:
•one of the largest owners of productive farmland in South America;

•an efficient producer and processor in Brazil, where we manage a plantation of 228,640 hectares and three sugar and ethanol mills with an annual installed capacity of 14.2 million tons of sugarcane crushed.

•the largest producer of granular urea in South America, with a total installed capacity of 790 thousand tons of ammonia and 1.3 million tons of granular urea per year;

•a leading producer of grains and oilseeds in South America, where we produce a wide range of crops, including soybeans, corn, wheat, peanut, sunflower and cotton, among others;

•one of the largest fully integrated producers of rough (unprocessed) rice in the world. We are also a large processor and exporter of white rice (processed) in Argentina and Uruguay. Moreover, we are a leading retailer of rice products, including four popular brands—Molinos Ala, Apóstoles, 53 and Mucho Gusto;

•a leading dairy producer in South America in terms of cutting-edge technology, productivity per cow and grain conversion efficiencies, and we add value in our processing facilities. We are a leading retailer of dairy products, including three popular brands—Las Tres Niñas, Apóstoles and Angelita; and

•one of the leading companies in South America in the acquisition and transformation of undermanaged land to more productive uses, generating higher cash yields. The results of these transactions are disclosed within the Crops or Rice segment, depending on the utilization of the farm.

We are engaged in three main businesses: our Sugar, Ethanol and Energy business based in Brazil, our Fertilizers business based in Argentina; and our Farming business which is based in Argentina and Uruguay, and includes our Crops, Rice and Dairy operations. Following the completion of the Fertilizers business through our acquisition of Profertil, we consolidated the results of operations of this business for the 13‑day period from the acquisition date, December 18, 2025, through December 31, 2025.

Sugar, Ethanol and Energy Business
We cultivate and harvest sugarcane, which is then processed in our own mills to produce sugar, ethanol and energy. As of December 31, 2025, we had 228,640 hectares of sugarcane plantations in the Brazilian states of Mato Grosso do Sul and Minas Gerais, of which 12,951 hectares were planted on our own land and 215,689 hectares were planted on land leased by us under long-term agreements.
Furthermore, we own and operate three sugar and ethanol mills—UMA, Angélica and Ivinhema—with a total crushing capacity of 14.2 million tons of sugarcane per year as of December 31, 2025 (assuming an average of 5,569 milling hours). Our mills produce both sugar and ethanol, and accordingly, we have some flexibility to adjust our production (within certain capacity limits that generally vary between 40% and 80%) between sugar and ethanol, to take advantage of more favorable market demand and prices at given points in time. By using a by-product of the milling process which is the bagasse (the fiber of the sugarcane), we cogenerate renewable electricity which is used to power our mills, and we then sell the balance to the local grid via long-term contracts and spot transactions. In addition we reuse various by-products of the process, such as vinasse, which we use as a biofertilizer and as an input in the production of biomethane.
For more information about our Sugar, Ethanol & Energy business, see “Item 4. Information on the Company—B. Business Overview—Sugar, Ethanol & Energy Business.

Fertilizers Business
We are a leading fertilizer producer in Argentina, supplying products that support efficient and sustainable agriculture. We primarily produce and commercialize granular urea, a high-nitrogen fertilizer used to support crop growth. We also commercialize other nutrients and specialty blends designed to optimize crop yields. With annual sustainable production of approximately 1.3 million tons of granular urea and 790 thousand tons of ammonia at our fertilizer plant located in Bahía Blanca, Province of Buenos Aires, we supply approximately 50% of Argentina’s urea demand. In addition, we operate four reception, storage and dispatch terminals located in Bahía Blanca, Necochea, and San Nicolás, in the Province of Buenos Aires, and in Puerto General San Martín, Province of Santa Fe.
For more information about our Fertilizers business, see “Item 4. Information on the Company—B. Business Overview—Fertilizers Business.

Farming Business
As of December 31, 2025 we owned 197,417 hectares of farmland in Argentina. During the 2024/2025 harvest-year, we held leases or entered into agricultural partnerships for an additional 161,945 hectares of arable land. We own the facilities and have the resources to store and condition 100% of our crop and rice production. In addition, within our land portfolio there is a portion destined to cattle grazing activities in the Argentine provinces of Corrientes, Santa Fe, Formosa and Santiago del Estero.

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
•Rice: We own a fully integrated rice operation. We produce irrigated rice in the northeastern provinces of Argentina and in Uruguay, where the availability of water, sunlight, and fertile soil results in a coveted region for the low-cost production of rice. We own four rice mills and one rice snack facility in Argentina and two rice mills in Uruguay that process our own production, as well as rice purchased from third parties. We produce different types of white and brown rice sold both in the domestic Argentine retail market under our own brands, and abroad.
•Dairy: Through the production of raw milk, we are able to transform forage and grains into value-added animal protein. We operate four free-stall dairies in Argentina, which allow us to optimize our use of resources (land, dairy feeding cattle and capital), increase our productivity and maximize the conversion of forage and grain into raw milk. We also own two milk processing facilities where we produce ultra-high temperature (“UHT”) milk, powdered milk, semi-hard cheese, cream and chocolate milk, among other products, with the flexibility to sell to both the domestic and export market based on relative profitability. Moreover, we constructed two biodigesters with a total installed capacity of 3.4 MW that generate and deliver electricity to the local power grid by burning biogas extracted from effluents produced by our dairy cattle.
For more information about our Farming business, see “Item 4. Information on the Company—B. Business Overview—Farming Business.

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
•Low-cost production leveraging agro-ecological competitive advantages. Each of our products is produced in regions where agro-ecological conditions provide competitive advantages and, together with our production model, support our position as a low-cost producer. These advantages include high-yield sugarcane growth in Brazil, access to low-cost natural gas for fertilizer production in Argentina, premium farmland in the Humid Pampas for crops and dairy, and favorable water and sunlight conditions for rice in Argentina and Uruguay, resulting in high productivity, efficient input use and competitive logistics.
•Diversified asset base driving synergies, scale and resilient cash flows. Our diversified footprint across geographies, products and operations creates synergies and economies of scale, enabling the transfer of technologies and best practices across business lines, the implementation of land transformation strategies and a stronger negotiating position with suppliers and customers. This diversification also reduces exposure to climate risks and individual commodity cycles, supporting more stable cash flows.
•Vertical integration enhancing efficiency and value capture. We pursue vertical integration selectively where it enhances the efficiency of our operations, where attractive returns are available or where the absence of competitive markets limits price transparency. This approach allows us to capture additional value across the value chain and reduce reliance on third-party infrastructure and commercialization channels. In businesses such as Rice, Dairy and Sugar, Ethanol and Energy, we process a portion of our production into higher-value products, improving margins and reducing exposure to commodity price volatility.
•Scalable, technology-driven and sustainable operating model. Our standardized production model leverages agricultural practices and technology to optimize yields, reduce costs and enhance sustainability. These include mechanization, precision agriculture, proprietary seed development, efficient irrigation and circular processes such as energy cogeneration and by-product reuse, supporting margin improvement while maintaining environmental standards.
•Proven land transformation and capital allocation expertise. We have a strong track record of acquiring, developing and monetizing farmland, including executing significant land purchase and disposition transactions since our inception. Our approach is supported by a disciplined, data-driven methodology for land valuation and transformation, drawing on proprietary analysis and technological tools, and extensive experience in assessing productivity and appreciation potential across regions in South America.
•Experienced management team with strong execution capabilities Our management team has extensive industry experience and a track record of executing complex, large-scale projects, including land transformation initiatives, greenfield industrial developments and the integration of acquisitions. Our operations are supported by a skilled and technically qualified workforce across our operating sites.

Our Business Strategy
We intend to strengthen our position as a leading agro-industrial company in South America by expanding and consolidating our business lines to create long-term value for our shareholders. The key elements of our business strategy are as follows:

•Consolidate our sugar and ethanol cluster in Mato Grosso do Sul. Our sugarcane cluster in Mato Grosso do Sul has allowed us to become what we believe is one of the most efficient and low cost producers of sugar, ethanol and energy in Brazil. We believe we still have capacity to expand our operations in the region while maintaining our competitive position. Additionally, we plan to continue to closely monitor the Brazilian sugar and ethanol industries and may pursue selective acquisitions that provide opportunities to increase our economies of scale, operating synergies and profitability.

•Consolidate our Fertilizers business. Following the recent acquisition of Profertil, our strategy is to integrate this business into our agro-industrial platform and realize operational synergies and efficiencies. We believe we are among the lowest-cost producers of urea and ammonia globally, supported by access to competitively priced natural gas and our location in a net importing region. We are also evaluating opportunities to expand installed capacity given our access to more competitive natural gas prices and to regional markets that are net importers of urea.

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

•Continue to implement our land transformation strategy. We plan to continue to enhance the value of our owned farmland and future land acquisitions by making them suitable for more profitable agricultural activities, thereby seeking to maximize the return on our invested capital in our land assets. In addition, we expect to continue rotating our land portfolio through strategic dispositions of certain properties in order to realize and monetize the transformation and appreciation value created by our land transformation activities. We also plan to leverage our knowledge and experience in land asset management to identify superior buying and selling opportunities.

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
As of December 31, 2025, our sugarcane plantations consisted of 228,640 hectares of sugarcane planted in Minas Gerais and Mato Grosso do Sul in Brazil. Approximately 95% of our sugarcane is planted over land leased through agricultural partnerships. Under these agreements, our partners lease land to us for periods of between one and two sugarcane cycles, equivalent to periods of seven to fourteen years, on which we cultivate the sugarcane. Lease payments are based on the market value of the sugarcane set forth by the regulations of the State of São Paulo Sugarcane, Sugar and Alcohol Growers Council (Conselho dos Produtores de Cana-de-Açúcar, Açúcar e Álcool do Estado de São Paulo) or “Consecana”. We planted and harvested approximately 90% of the total sugarcane we milled during 2025, with the remaining 10% purchased directly from third parties at prices also determined by the Consecana system, based on the sucrose content of the cane and the prices of sugar and ethanol. The following table sets forth a breakdown during the time periods indicated of the amount of sugarcane we milled that was grown on our owned and leased land or purchased from third parties:

	Year Ended December 31,
	2025	2024	2023
	(In tons)
Grown on our owned and leased land	10,970,267	11,668,117	11,685,815
Purchased from third parties	1,174,945	1,094,480	811,608
Total	12,145,212	12,762,597	12,497,423
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
Since the beginning of the 2016/2017 harvest year, we have implemented a “non-stop” or “continuous” harvest model. This means that we harvest and crush sugarcane year-round, without stopping during the traditional off-season. This strategy allows us to increase annual sugarcane milling and sugar, ethanol and energy production by approximately 10%. Another benefit of the system is that we produce ethanol in the off-season, when market prices usually have a high premium to prices at harvest. In addition, cogeneration efficiency is related to harvested volumes and unrelated to TRS, enabling us to utilize our cogeneration potential during the whole year. Considering that approximately 86% of total costs are fixed, this model has resulted not only in higher revenues but also in the dilution of our fixed costs.
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
Our Sugar Mills
We currently own three sugar mills in Brazil—UMA, Angélica and Ivinhema. Our mills produce sugar, ethanol and energy, and have the flexibility to adjust the production mix between sugar and ethanol, to take advantage of more favorable market demand and prices at given points in time. As of December 31, 2025, our mills had a total installed crushing capacity of 14.2 million tons of sugarcane, of which 13.0 million tons correspond to our sugarcane cluster in Mato Grosso do Sul (Angélica and Ivinhema). As of December 31, 2025, we crushed an aggregate volume of 12.1 million tons of sugarcane.
The UMA mill is located in the state of Minas Gerais, Brazil, and has a sugarcane crushing capacity of 1.2 million tons per year (assuming an average of 4,800 milling hours). During 2025, UMA had the capacity to produce up to 90,573 tons of sugar, 57,637 cubic meters of ethanol and to export 74,880 MWh of energy. It has an associated sugar brand, Açúcar Monte Alegre, with a strong presence in the regional retail market.
Angélica and Ivinhema are two modern mills, which were built in the state of Mato Grosso do Sul, Brazil, located 45 kilometers apart, and form a cluster surrounded by one large sugarcane plantation. Angélica is an advanced mill, completed in 2010, with a current sugarcane crushing capacity of 5.6 million tons per year (assuming an average of 5,333 milling hours). During 2025, it had the capacity to produce up to 363,863 tons of sugar, 310,496 cubic meters of ethanol and to export 504,000 MWh of energy. It is equipped with two modern high pressure boilers and three turbo-generators with the capacity to generate approximately 110 MW of electricity through the use of sugarcane bagasse. The energy produced through this process is used to power the mill with an excess of 70 MW available for sale to the power grid. Ivinhema mill has a current sugarcane crushing capacity of 7.4 million tons per year (assuming an average of 5,920 milling hours). It is equipped with state-of-the-art technology including full cogeneration capacity, flexibility to produce sugar and ethanol and fully mechanized agricultural operations. During 2025, it had the capacity to produce up to 350,686 tons of sugar, 350,686 cubic meters of ethanol and to export 612,000 MWh of energy. In terms of energy produced, it is used to power the mill with an excess of 85 MW available for sale to the power grid.
The following table sets forth a breakdown of our production volumes by product for the years indicated in our Sugar, Ethanol and Energy business:

	Year Ended December 31,
	2025	2024	2023
Sugar (tons) (1)	600,383	832,389	805,608
Ethanol (cubic meters)	588,004	532,715	522,508
Energy (MWh exported)	676,389	743,488	694,259

(1) Includes 3,561 tons of organic sugar in 2023.

Our Main Products

Sugar
As of December 31, 2025, our sugar production capacity was approximately 3,550 tons per day which, after 15,385 hours of milling, resulted in a maximum production capacity of over 805,121 tons of sugar.
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
We produce two types of sugar: very high polarization, or “VHP” sugar and white crystal sugar. VHP sugar, a raw sugar with a minimum polarization of 99.00 degrees and a maximum polarization of 99.49 degrees of sucrose content, is similar to the type of sugar traded in major commodities exchanges, including the standard NY11 contract. The main difference between VHP sugar and NY11 raw sugar is the sugar content of VHP sugar, and it therefore commands a price premium over NY11 raw sugar. Crystal sugar is a non-refined white sugar (color 150 ICUMSA) produced directly from sugarcane juice.
We sell sugar both in domestic and international markets. Domestic sales are processed by our own brand “Açúcar Monte Alegre,” which is based in the state of Minas Gerais, Brazil. Through this brand, we sell conventional sugar, allowing us to have a competitive advantage amongst our peers. Prices for the sugar we export are set in accordance with international market prices, which are in turn determined in accordance with ICE # 11 futures contracts. For the year ended December 31, 2025, our largest three customers in this segment accounted for approximately 54% of our total export sales, and the remaining 46% was dispersed among several customers.
Sugar revenues comprised 18.6%, 25.8% and 32.3% of our total consolidated revenues in 2025, 2024 and 2023, respectively.

Ethanol
As of December 31, 2025, our ethanol production capacity was approximately 3,130 cubic meters per day which, after 15,385 hours of milling, resulted in a maximum production capacity of over 718,819 cubic meters of ethanol.
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
We sell ethanol both to domestic and international markets. During 2025, all our ethanol sales were destined to the domestic Brazilian market. Approximately 27% of our domestic ethanol sales are made through formal agreements. The remainder is sold through daily sales orders through specialized brokerage firms and/or directly with distribution companies and the prices for these transactions are set using the CEPEA/ESALQ hydrous ethanol index as a reference. Our largest five customers by volume accounted for approximately 74% of our sales for the year ended December 31, 2025.
Ethanol revenues comprised 23.6%, 17.5% and 19.0% of our total consolidated revenues in 2025, 2024 and 2023, respectively.

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
Cogeneration
Sugarcane is composed of water, fibers, sucrose and other sugars and minerals. When the sugarcane goes through the milling process, we separate the water, sugar and minerals from the fibers or sugarcane bagasse. Bagasse is an important subproduct of sugarcane, and it is used as fuel for the boilers in our mills. Sugarcane bagasse is burned in our state-of-the-art boilers to produce high-pressure steam (68 atm) which is used in our high-efficiency turbo-generators to generate electricity to power our mills. The excess electricity, about 68% of the production capacity, is sold to the national power grid.
As of December 31, 2025, total installed cogeneration capacity reached 246 MW. The ability to generate electricity from the by-product of the sugarcane crushing process on a large enough scale to fully power a mill with excess electricity being available is referred to as having full cogeneration capacity. Our three mills are duly licensed by the Brazilian Electricity Agency (Agência Nacional de Energia Elétrica, or “ANEEL”) to generate and sell electricity.
We also sell electricity cogenerated at our sugar and ethanol mills to the grid. Sales are made to commercialization companies, in the spot market, to distributors and through government auctions in long-term contracts. Our largest six customers accounted for approximately 62% of our revenues for the year ended December 31, 2025.

ANEEL has organized yearly auctions for alternative energy and for renewable sources at favored rates. As a hedging strategy, we sell the electricity production of our mills through long-term contracts adjusted for inflation by reference to the “IPCA”.

In August 2010, Angélica participated in a public auction, where upon Angélica entered into a 15-year agreement with CCEE starting in 2011 for the sale of 131,400 MWh per year at a rate of R$357.27 per MWh (for 2025). Adecoagro Vale do Ivinhema S.A. entered into a second 25-year agreement with CCE starting in 2018, for the sale of 87,600 MWh per year at a rate of R$262.85/MWh. The delivery period is March to November for the first auction and April to November for the second auction. The rates under both agreements are adjusted annually for inflation by reference to the IPCA.

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
The following table sets forth our revenues for each of the sugarcane by-products we produce for the years indicated:

	Year Ended December 31,
	2025	2024	2023
	(In thousands of $)
Sugar	265,687	391,738	419,858
Ethanol	337,550	265,154	247,008
Energy	37,198	33,795	34,844
Other	16,433	17,267	20,597
Total	656,868	707,954	722,307

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
We are currently expanding our installed capacity by five times via the construction of two additional biodigesters. Once completed (expected in 2026), we will be able to produce the equivalent of 14 million liters of diesel annually. In order to undergo this project, we secured financing from the Brazilian Funding Authority for Studies and Projects (Financiadora de Estudos e Projetos, or “FINEP”) for the total expected amount (R$226 million; equivalent to $41 million) due in 16 years (including 4 years of grace period).
This project will enhance the sustainability of our operations, has the potential to create an additional revenue stream and will enable us to replace our diesel consumption. Concurrently, and independently from its use in biogas production, we also use concentrated vinasse as potassium biofertilizer in our sugarcane plantation.
 Storage and Conditioning for the Sugar, Ethanol and Energy business
Our sugar and ethanol storage and conditioning facilities are located at our mill sites and enable us to deliver our products when they are ready to be commercialized with no third-party involvement. Having such facilities at mill sites allows us to (i) reduce storage and conditioning costs; (ii) reduce freight costs since we only commence moving the product once the final destination is determined, whether locally or to a port; and (iii) capitalize on fluctuations in the prices of sugar and ethanol. The following table sets forth the nominal storage capacity of sugar and ethanol at each of our locations as of December 31, 2025:

Nominal Storage Capacity	Cluster	UMA	Total
Ethanol (cubic meters)	240,000	16,500	256,500
Sugar (tons)	110,000	28,000	138,000

Fertilizers Business
Fertilizers

Fertilizers play an important role in increasing agricultural productivity and supporting food supply. They are also essential for replenishing soil nutrients that are depleted through crop growth. When applied in accordance with agronomic management practices, fertilizers support soil health, plant nutrition and crop yields.
Fertilizers are generally classified according to the primary nutrient they supply to the soil: nitrogen (N), phosphorus (P) and potassium (K). Among these, nitrogen fertilizers are the most widely used, and urea is the most commonly used nitrogen fertilizer due to its high nitrogen content.
Global urea production is approximately 200 million tons, with the three largest producing countries, China, India and Russia, accounting for approximately 55% of total output. Approximately 30% of global production is traded, with the main exporting regions including the Middle East (Iran, Qatar, Saudi Arabia, Oman, the United Arab Emirates and Bahrain), Eastern Europe (Russia, Turkmenistan and Belarus), and Africa (Egypt, Nigeria and Algeria), where producers benefit from access to competitively priced natural gas, the primary input for urea production. Countries with large agricultural sectors, such as India, Brazil and the United States, are the principal importers of urea.
In Argentina, fertilizers play a key role in supporting crops such as corn, wheat and barley. Annual consumption ranges between 5.0 and 5.7 million tons, of which approximately 50% to 60% are nitrogen‑based fertilizers, and approximately 80% of those are urea (approximately 2.0 to 2.5 million tons). Granular urea is the primary fertilizer used for crops, providing nitrogen, a key nutrient for the development of above-ground biomass.
Production Process
The production of granular urea requires three primary inputs: water, natural gas and air. The reactants to produce urea are ammonia and carbon dioxide. In the ammonia production process, natural gas is introduced into a furnace together with steam generated in boilers, where it undergoes an endothermic catalytic reaction that converts the natural gas (primarily methane) into processed gas in the primary Reformer. Thereafter, the gases are combusted with pressurized air at temperatures of up to 960°C and are further reformed to produce, among other components, carbon dioxide and hydrogen. The hydrogen is then combined with nitrogen obtained from the air in a catalytic reactor, to produce gaseous ammonia, which is subsequently liquefied and stored at a pressure close to atmospheric pressure at approximately –33°C. The majority of this liquid ammonia is used to produce urea, while the remainder is marketed for various applications, including refrigeration and as a raw material for the cosmetics and cleaning industries.
The liquid ammonia used for urea production is combined with carbon dioxide in a reactor, where urea begins to form in solution. The solution is then concentrated through water removal processes until it becomes a liquid urea stream (97% concentration), which is sent to the granulation units, where residual moisture is removed under vacuum conditions and urea granules are formed. This production process operates continuously, 24 hours a day, 365 days a year.
Industrial Assets & Gas Supply
Our fertilizer plant is located in Ingeniero White, in the city of Bahía Blanca, Province of Buenos Aires, Argentina. The complex has a nominal production capacity of 2,360 tons of ammonia and 3,950 tons of granular urea per day, corresponding to an installed sustainable capacity of 790 thousand tons of ammonia and 1.3 million tons of urea annually. The complex also includes a utilities area that supplies cooling water, compressed air, nitrogen and demineralized and industrial water. The site includes a dedicated dock capable of receiving vessels with significant length and draft, road and rail connections to key agricultural regions, and storage facilities with capacity for 150,000 tons of granular urea and 20,000 tons of ammonia. The plant also includes an external facility for the dispatch, blending and bagging of fertilizers.
The plant consumes approximately 2.5 million cubic meters per day of natural gas (equivalent to approximately 33 million MMBtu per year), sourced from the San Jorge Gulf, Austral and Neuquén basins. Natural gas supply and transportation are fully contracted at fixed prices with major upstream producers and pipeline operators, which mitigates volumetric risk. These contracts include take‑or‑pay provisions that secure gas prices for contracted volumes, while providing limited flexibility to purchase gas in the spot market when prices are favorable.
Commercialization
As Argentina is a net importer of urea, substantially all of our production is sold domestically. Prices are generally determined based on import parity, reflecting the country of origin and the costs associated with transportation and entry into Argentina. Our principal competition consists of imported urea sourced from countries such as Nigeria, Algeria, Egypt, countries in the Arabian Gulf, Venezuela, Bolivia and Russia.

Given the characteristics of the market, most sales are executed through purchase spot orders. Fertilizer sales are primarily conducted through a large-account channel (representing approximately 86% of sales, corresponding to our eight largest customers) and a network of wholesale distributors (approximately 12%), which in turn sell to end customers. In addition, when product availability permits, we export limited volumes, primarily to Brazil, Uruguay and Chile.
Although our sales are conducted year-round, they are subject to seasonality associated with fertilizer application periods for crops in Argentina, particularly wheat and corn. Activity typically increases from May through year‑end, with the second half of the year accounting for approximately 60% to 65% of total sale and peak activity occurring between August and November.
Storage and Conditioning
In addition to the storage capacity available at our fertilizer plant, we operate three logistics and storage dispatch centers strategically located near Argentina’s key agricultural production regions: Puerto General San Martín, San Nicolás and Necochea.
Puerto General San Martín: Located in the Province of Santa Fe, Argentina, with storage capacity of approximately 200,000 tons of solid fertilizers. The terminal is situated in a key agricultural hub and serves as an important logistics facility.
San Nicolás: Located in the city of San Nicolás de los Arroyos, Province of Buenos Aires, Argentina. The terminal includes three domes (semi‑spherical silos) and one cell, with storage capacity of approximately 75,000 tons of solid fertilizers, as well as two tanks with capacity to store approximately 35,000 tons of liquid fertilizers. The facility receives urea produced in Bahía Blanca, as well as other fertilizers, by vessel, which are subsequently blended, bagged and dispatched by truck throughout the country.
Necochea: Located in the southern region of the Province of Buenos Aires, Argentina. This terminal has storage and dispatch capacity of approximately 70,000 tons of solid fertilizers.
Farming Business
Our Farming business is divided into three main reportable operating segments: Crops, Rice and Dairy.
Crops Segment
Our agricultural production is mainly based on planting, growing and harvesting crops. During the 2024/2025 harvest-year, we planted and harvested crops and forage on approximately 252,141 hectares, including our owned land, leased land and second harvest areas. In mid-2025, we began planting crops pertaining to the 2025/2026 harvest-year with a total planted area of 180,162 hectares (excluding forage). Our main products include soybean, corn, wheat, peanut, sunflower and cotton.
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
The following table sets forth, for the harvest-years indicated, the planted areas for our main products:

	Harvest Year
	2024/2025	2023/2024	2022/2023
Planted Area	(in hectares)
Soybean (1)	92,446	88,681	81,770
Corn (2)	46,883	59,591	41,411
Wheat (3)	47,820	28,142	35,789
Sunflower	12,609	10,832	18,131
Cotton	4,890	5,199	10,075
Peanut	25,352	24,282	19,813
Forage (4)	11,599	14,363	13,650
Others (5)	10,542	3,698	2,657
Total	252,141	234,788	223,296
________________________________________________________________________________________________
(1) Includes soybean first crop and second crop planted area.
(2) Includes corn first crop and second crop planted area as well as sorghum.
(3) Includes barley crop.
(4) Forage includes corn silage, wheat silage and sorghum used for feeding cattle in our dairy operation.
(5) Includes beans, chia and sesame.
The following table sets forth, for the harvest-years indicated, the production volumes for our main products:

	Harvest Year
	2024/2025	2023/2024	2022/2023	2021/2022
Production(1)	(in tons)
Soybeans (2)	230,439	234,064	123,827	177,963
Corn	265,511	310,497	192,615	342,621
Wheat	118,371	88,207	83,290	137,953
Sunflower	26,480	18,500	32,565	39,054
Cotton lint	2,238	2,207	6,224	4,262
Peanut	83,406	87,586	39,306	62,433
Others	5,895	2,453	6,028	5,238
Total	732,340	743,514	483,855	769,524
________________________________________________________________________________________________
(1) Crop production does not include 336,000 tons, 320,839 tons, 288,137 tons and 314,000 tons of forage produced in the 2024/2025, 2023/2024, 2022/2023 and 2021/2022 harvest-years, respectively.
(2) Does not include the soybean planted in Brazil in 2024/2025, 2023/2024, 2022/2023 and 2021/2022 as cover crop during the implementation of the agricultural technique known as meiosis. Revenues corresponding to the sale of this product are booked in the Sugar, Ethanol and Energy segment.

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
Our soybean crop is sold to local companies and is ultimately exported or diverted to the crushing industry. A portion of our soybean crop is hedged pre-harvest, by forward sales and sales in the futures markets. Harvest and post-harvest sales are a function of the export market versus local premiums paid by crushers (oil, meal and biodiesel) and logistics considerations. Our eleven largest customers accounted for approximately 75% of our soybean sales for the year ended December 31, 2025.
Soybeans comprised 5.2%, 4.5% and 3.9% of our total consolidated revenues in 2025, 2024 and 2023, respectively.

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
Our corn production is mainly destined to the export market. Our eight largest customers comprised approximately 71% of our corn sales for the year ended December 31, 2025.
Corn comprised 3.4%, 3.5% and 2.7% of our total consolidated revenues in 2025, 2024 and 2023, respectively.

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
Our wheat production is mainly destined to the export market, but may also be sold locally to mills that produce flour for the food industry. Quality segregation allows us to negotiate premiums with the millers and the export market. Brazil is the main importer of Argentine wheat. Our seven largest customers comprised approximately 74% of our wheat sales for the year ended December 31, 2025.
Wheat comprised 1.7%, 1.5% and 1.2% of our total consolidated revenues in 2025, 2024 and 2023, respectively.
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
Our sunflower production from Argentina is sold to local companies. Our five largest customers comprised 79% of our sunflower sales for the year ended December 31, 2025.
Sunflower comprised 0.9%, 0.7% and 1.5% of our total consolidated revenues in 2025, 2024 and 2023, respectively.

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

Approximately 95% of our peanut production is exported. Our ten largest customers comprised approximately 82% of our peanut sales for the year ended December 31, 2025.
Peanut comprised 4.2%, 3.9% and 5.2% of our total consolidated revenues in 2025, 2024 and 2023, respectively.
Cotton
We typically make pre-harvest sales of cotton fiber produced in Argentina into the export market. Sales for the textile industry are based on domestic demand and premiums. Our three largest customers comprised approximately 81% of our cotton sales for the year ended December 31, 2025. Cotton seed is sold in the domestic market to meet feed demand.
Cotton comprised 0.4%, 0.2% and 0.9% of our total consolidated revenues in 2025, 2024 and 2023, respectively.
Forages
We are engaged in the production of forage in Argentina, including corn silage, wheat silage and sorghum silage. We use forage as cow feed in our dairy operation. During the 2024/2025 harvest-year, we planted 11,599 hectares of forage and produced 336,000 tons of forage.
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

The following tables below set forth, for the years indicated, the sales breakdown and the associated hyperinflation adjustment of our main Crops products:

	Year Ended December 31,
	2025	2024	2023
Sales	(In thousands of US$)
Soybeans (1)	74,218	68,791	51,096
Corn (2)	48,866	53,556	35,464
Wheat (3)	23,611	23,305	15,968
Sunflower	13,308	10,203	19,812
Peanut	60,381	59,602	67,072
Other crops (4)	27,132	20,671	27,500
Adjustments (5)	(5,929)	13,068	(50,659)
Total	241,587	249,196	166,253
________________________________________________________________________________________________

(1) Does not include revenue corresponding to the sale of soybean planted in Brazil in 2024/2025, 2023/2024 and 2022/2023 as cover crop during the implementation of the agricultural technique known as meiosis. Revenues corresponding to the sale of this product are booked in the Sugar, Ethanol and Energy segment.
(2) Includes sorghum.
(3) Includes barley.
(4) Includes cotton, other crops and farming services. Includes sale of certifications related to RTRS soybean (Round Table on Responsible Soy Association) and sales related to our cattle activities.
(5) Refers to the accumulated adjustment of hyperinflation in the accounting translation for our Crops segment sales.

Hyperinflation Adjustments	Year Ended December 31,
	2025	2024	2023
Sales	(In thousands of US$)
Soybeans	(1,979)	4,207	(18,038)
Corn	(1,970)	3,599	(12,612)
Wheat	(592)	2,454	(5,158)
Sunflower	(414)	566	(4,416)
Peanut	(434)	248	(3,426)
Other crops	(540)	1,994	(7,009)
Total	(5,929)	13,068	(50,659)

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
In addition, our peanut processing facility has the capacity to store 10,000 tons of finished product (and 67,000 of in-shell product), while our sunflower processing facility has the capacity to store 13,200 tons of sunflower, out of which 10 thousand tons are stored in leased silo bags. By the end of September 2024, we experienced a fire event in one of our peanut storage cells. This event was fully covered under our insurance policy and thereby the damaged storage cell has been repaired. We consider that such event did not materially affect our business as a whole.
The table below sets forth our drying and storage capacity as of December 31, 2025:

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
The tables below set forth our processing capacity in our peanut and sunflower facilities as of December 31, 2025:

Sunflower Processing Facility	Nominal
Confectionary Sunflower (tons/year)	20,000
Bakery Sunflower (tons/year)	20,000

Peanut Processing Facility	Nominal
Shelling (tons/year)	80,000
Blanching (tons/year)	36,000

Rice Segment

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
Rice Seed Production
We own a rice seed facility in Argentina, we are involved in the genetic development of new rice varieties adapted to local conditions to increase rice productivity and quality, to improve both farm production as well as the manufacturing process. In connection with these efforts, we have entered into agreements with selected research and development institutions such as the National Institute of Agricultural Technology (Instituto Nacional de Tecnología Agropecuaria, or “INTA”) in Argentina, the Instituto Riograndense do Arroz in Brazil, the Híbridos de Arroz para América Latina in Colombia, the Latin American Fund for Irrigated Rice (Fondo Latinoamericano para Arroz de Riego) in Colombia, the Santa Catarina State Agricultural Research and Rural Extension Agency (Empresa de pesquisa Agropecuária e Extensão Rural de Santa Catarina) in Brazil, Badische Anilin- und Soda-Fabrik (“BASF”) in Germany, Louisiana State University in United States, Bioherius in Argentina, Transactiva in Italy and the Universidad Nacional del Nordeste in Argentina.
Our own technical team is continuously testing and developing new rice varieties. We have developed the following rice seed varieties: Ita Caabo 105 (2008); Ita Caabo 110 (2011), Ita Caabo 107 (2014), Ita Caabo 111 FL (2021) and Ita Caabo 109 (2022). In 2025, we released Ita Caabo 360 CL, a long-grain white rice variety with Clearfield® technology, as well as Ita Caabo 754 FL, our first medium-grain rice variety developed in our seed unit. These seeds are used at our farms and sold to rice farmers in Argentina, Brazil, Uruguay and Paraguay.
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
The following table sets forth, for the harvest-years indicated, the total number of rice-planted hectares we owned and leased, as well as the overall rough rice we produced:

	Harvest Year
Rice Product Area and Production	2024/2025	2023/2024	2022/2023	2021/2022
Owned planted area (hectares)	40,926	40,560	39,817	43,013
Leased planted area (hectares)	23,512	17,892	15,831	17,844
Total rice planted (hectares)	64,438	58,452	55,648	60,857
Rough rice production (tons)	513,885	357,980	354,128	416,735
We grow rice in four farms owned by us, which are located in Argentina, whereas the rest is through leased farms located in Argentina and in Uruguay. In the 2024/2025 harvest-year, we have planted 64,438 hectares of rice and produced 513,885 tons of rice.
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

	Year Ended December 31,
	2024	2023	2022
Processed Rice Production	(in tons)
Rough rice processed — own	357,562	327,529	290,454
Rough rice processed — third party	109,234	100,400	100,626
Total rough rice processed	466,796	427,929	391,080

Our rice mills account for 284,500 tons of total storage capacity. Moreover, we have three additional conditioning facilities for rice handling, with a total storage capacity of 60,000 tons. The following table sets forth the drying, processing and storage capacity of our Rice segment as of December 31, 2025:

Drying, Processing & Storage Capacity	Nominal
Total Drying Capacity (tons/year)	699,000
Total Processing Capacity (tons/year)(1)	494,760
Total Storage Capacity (tons)	344,500
(1) Expressed in white rice equivalent.

Rice Revenue
Rough rice is available for sale commencing after the harvest of each year. White rice availability is based on our milling capacity. From the total revenue, 72% is sold to the export market, with the remainder sold in Argentina, mostly in the retail market. Within exports, our main destinations were Puerto Rico, Spain, Turkey and Brazil, among other destinations. 20% of our rice sells are carried out in the Argentine retail market through five brands, which collectively have a 19.7% market share. Local rice prices are driven by regional supply demand and other world export prices. Our ten largest customers for rice in the retail market accounted for approximately 55% of our domestic rice sales in Argentina for the year ended December 31, 2025.
Rice comprised 15.0%, 17.1% and 17.7% of our total consolidated revenues in 2025, 2024 and 2023, respectively. The table below sets forth our revenue of processed rice for the years indicated:

	Year Ended December 31,
	2025	2024	2023
Processed Rice Revenue	(in thousands of $)
Total revenue	214,216	260,440	230,192
Dairy Segment
We conduct our dairy business in our farms located in the Argentine Humid Pampas region. This region is one of the best places in the world for producing raw milk at a low cost, due to the availability of grains and forages produced efficiently and at low cost, and due to the favorable weather for cow comfort and productivity.
Our dairy operation consists of four free-stall dairy facilities, operating at full capacity, with an average occupancy of 14,424 dairy cows in 2025, and delivering high productivity levels above 37.5 liters of milk/cow/day. We believe our free-stall dairy facilities are a unique opportunity to leverage Argentina’s competitive advantages in transforming vegetable protein into milk protein, our operational expertise, and the positive outlook for global and local milk prices.
In addition, we own two facilities where we process our raw milk, as well as third parties’ milk, and we sell our products to the domestic and export markets.

The following table sets forth, for the periods indicated below, the total number of our dairy cows, average daily milk production per cow and our total milk production at the farm level:

	Year Ended December 31,
Dairy Herd & Production	2025	2024	2023
Average dairy cows (1)	14,424	14,478	14,509
Average daily production (liters per cow) (1)	37.5	37.6	37.7
Total production (thousands of liters)	197,412	199,096	199,913
(1) Annual average.

Dairy Production Process
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

Dairy Processing
We own two milk processing facilities acquired from SanCor Cooperativas Unidas Limitadas in February 2019, in addition to the Las Tres Niñas and Angelita trademarks, both of which are well-known in Argentina. Our milk facilities produce

UHT milk and cream, powdered milk, and semi-hard cheese, among others; have a total installed volume capacity of 2.1 million liters per day and an installed processing capacity of over 1.7 million liters of raw milk per day. To account for the difference between total installed capacity and actual utilization, we must account for the efficiency rate of our machines, maintenance works, number of working days and number of personnel shifts, among other variables. In 2025, we processed 411.7 million liters of raw milk in aggregate.
Our Chivilcoy industrial facility is located in the city of Chivilcoy, in the province of Buenos Aires, and is primarily focused on fluid milk production for the domestic market. It has an installed processing capacity of 700 thousand liters per day and an installed milk reception capacity of 900 thousand liters per day. The facility has an installed processing capacity of 600 thousand liters of UHT milk and 100 thousand liters of cream, cocoa flavored milk and yogurt-based dairy product. In 2025, we processed 201.7 million liters of raw milk at the Chivilcoy facility. Furthermore, we invested throughout the year in the construction of a new warehouse for our finished products to improve our sales flexibility and storage capacity as we expand our product portfolio and our presence in the retail market.
Our Morteros industrial facility is located in the city of Morteros, in the province of Córdoba, and produces powdered milk and semi-hard cheese primarily for the export market. Morteros plant has an installed processing capacity of 980 thousand liters per day (650 thousand liters for powdered milk and 330 thousand liters for cheese), and it has an installed milk reception capacity of 1.2 million liters per day. In 2025, we processed 206.5 million liters of raw milk at the Morteros facility. The following table sets forth, for the years indicated, the total volume of raw milk processed at each of our facilities:

	Year Ended December 31
Dairy Processed Volumes	2025	2024	2023
	Thousand liters of raw milk
Chivilcoy	201,748	159,224	147,472
Morteros	206,541	195,233	204,282
Total Milk Processed(1)	408,289	354,457	351,754
(1) Does not include 3.4 million liters that were processed by third-parties as toll services.
The tables below set forth our processing capacity in dairy facilities as of December 31, 2025:

Chivilcoy Facility	Nominal
Reception Capacity (thousand liters/day)	900
Processing Capacity (thousand liters/day)	700
Storage Capacity (thousand liters)(1)	7,100

Morteros Facility	Nominal
Reception Capacity (thousand liters/day)	1,200
Processing Capacity (thousand liters/day)	980
Storage Capacity (thousand liters) (1)	30,800
(1) Morteros facility accounts for 30.8 million liters of fluid milk (equivalent to 2,500 tons of powdered milk and 1,000 tons of cheese), while Chivilcoy accounts for 7.1 million liters of fluid milk.

Dairy Revenue
In 2025, 92% of our raw milk production was destined to our processing facilities, while the majority of the balance was sold to five dairy producers. We negotiate the price of raw milk on a monthly basis in accordance with domestic supply and demand. The price of the milk we sell is mainly based on the percentage of fat and protein that it contains and the temperature at which it is cooled. The price of milk also rises or falls based on the content of bacteria and somatic cells. We are one of the top 10 dairy processors in Argentina, considering our free-stall production of almost 550,000 liters per day and the raw milk we source from 158 farmers (152 in Morteros and 6 in Chivilcoy).
As of December 31, 2025, 22% of our Dairy sales were destined to the export market, with the remainder being sold in Argentina. Within exports, our main destinations include Brazil, Algeria and Chile, among others. Our sales in the Argentine retail market accounted for 59% of the segment’s sales in 2025, which are done through our three trademarks and private labels, which collectively have a 22% market share. Our ten largest costumers for the retail market accounted for approximately 60%

of the retail net sales. The balance of our Dairy sales (19%) includes the raw milk produced in our free stalls and sold to other dairy producers, the sale of the electricity produced by our biodigesters, as well as tolling services provided to third parties.
Dairy comprised 20%, 20% and 14% of our total consolidated revenues in 2025, 2024 and 2023, respectively. The table below sets forth our total diary sales for the years indicated:

	Year Ended December 31
Dairy Revene	2025	2024	2023
	(In thousands of $)
Revenue	283,916	301,317	180,119
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

The following table sets forth our acquisitions and divestitures since our inception:

	Acquisition	Divestitures	Total Land Holdings
Year Ended December 31,	(in hectares)
2002	74,898	—	74,898
2003	—	—	74,898
2004	34,659	—	109,557
2005	22,262	—	131,819
2006	5,759	3,507	134,071
2007	113,197	8,714	239,274
2008	43,783	4,857	278,200
2009	—	5,005	273,195
2010	14,755	5,086	282,864
2011	12,992	2,439	293,417
2012	—	9,475	283,942
2013	—	14,176	269,766
2014	—	12,887	257,036
2015	—	10,905	246,139
2016	—	—	246,139
2017	—	—	246,139
2018	—	14,427	231,712
2019	—	6,082	225,630
2020	—	5,444	220,186
2021	—	336(*)	219,850
2022	—	—	219,850
2023	—	6,302	213,548
2024	—	3,177	210,371
2025	—	—	210,371
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
Appraisal of Farms. In September 2025, to assess the market value of rural properties in Brazil and Argentina, we requested an appraisal by Cushman & Wakefield Argentina S.A., an independent real estate valuation firm with experience in the agricultural industry and the local real estate market. As part of these appraisals, the value of each of our properties was determined using the sales comparison approach taking into account current offerings and prices buyers had recently paid for comparable sites, adjusted for the differences between comparable properties and the subject property to arrive at an estimate of the value. The major elements of comparison used to value the properties included the property rights conveyed, the financial terms incorporated into the transaction, the conditions or motivations surrounding the sale, changes in market conditions since the sale, the location of the real estate and the physical characteristics of the property.
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
Cushman & Wakefield reported that the market value of our farmland as of September 30, 2025 was US$767.5 million. Net of non-controlling interests in certain Argentine farms, the market value of our farmland totaled US$714.8 million. These valuations are only intended to provide an indicative approximation of the market value of our farmland property. This information is subject to change based on a host of variables and market conditions.
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

Our Industrial Facilities
In addition to our farmland, we also own the following principal industrial facilities:

Facility	Province, Country	Relevant Operational Data	Current Use
“Christophersen”	Santa Fe, Argentina	12,500 tons of storage capacity; 120 tons per hour of drying capacity	Seedbed and stockpiling plant (1)
"Las Horquetas"	Buenos Aires, Argentina	24,500 tons of storage capacity; 240 tons per hour of drying capacity for grains (120 LPG; 120 natural gas)	Storage, handling and conditioning
“Semillero Itá Caabó”	Corrientes, Argentina	Processing capacity of 8,900 tons of rice seeds annually	Rice genetic improvement program
“Molino Ala — Mercedes”	Corrientes, Argentina	Husk rice drying capacity of 116,000 tons per year; Processing capacity of 78,180 tons of white rice/year; Storage Capacity of 48,000 tons	Rice processing and drying plant
“Molino Ala — San Salvador”	Entre Ríos, Argentina	Husk rice drying capacity of 86,000 tons per year; Processing capacity of 69,600 tons of white rice/year; Storage Capacity of 70,000 tons	Rice processing and drying plant
Molino Franck	Santa Fe, Argentina	Husk rice drying capacity of 80,000 tons per year; Processing capacity of 83,088 tons of white rice/year; Storage Capacity of 50,000 tons	Rice processing and drying plant
Molino Paso de los Libres	Corrientes, Argentina	Husk rice drying capacity of 125,000 tons per year; Processing capacity of 97,716 tons of white rice/year; Storage Capacity of 42,000 tons	Rice processing and drying plant
Molino Paso Dragon	Durazno, Uruguay	Husk rice drying capacity of 75,000 tons per year; Processing capacity of 83,088 tons of white rice/year; Storage Capacity of 35,000 tons	Rice processing and drying plant
Molino Melo	Tacuarembó, Uruguay	Husk rice drying capacity of 60,000 tons per year; Processing capacity of 83,088 tons of white rice/year; Storage Capacity of 39,500 tons	Rice processing and drying plant
“Oscuro”	Corrientes, Argentina	Husk rice drying capacity of 59,000 tons per year; Storage Capacity of 3,000 tons	Rice conditioning facility
“Ita Ibate”	Corrientes, Argentina	Husk rice drying capacity of 65,000 tons per year; Storage Capacity of 27,000 tons	Rice conditioning facility
“Bonpland”	Corrientes, Argentina	Husk rice drying capacity of 33,000 tons per year; Storage Capacity of 30,000 tons	Rice conditioning facility
“Pilarica”	Buenos Aires, Argentina	Processing capacity of 250 tons of rice snacks per month	Rice snack processing facility. Sells rice snacks to the domestic and export markets.
Free-Stall I, II, III and IV	Santa Fe, Argentina	Production capacity of more than 190 million liters of raw milk 14,500 dairy cows	Raw milk production
Biodigester	Santa Fe, Argentina	1.4 MW capacity	Energy generation
Biodigester II	Santa Fe, Argentina	2.0 MW capacity	Energy generation
Morteros Facility	Córdoba, Argentina	Production capacity of 950,000 liters per day Reception capacity of 1.2 million liters per day Storage capacity of 30.8 million liters	Milk processing facility producing powdered milk and semi-hard cheese. Sells products to the export market.

Chivilcoy Facility	Buenos Aires, Argentina	Production capacity of 700,000 liters per day Reception capacity of 900,000 liters per day Storage capacity of 7.1 million liters of fluid milk	Milk processing facility, producing UHT milk, cream and flavored milk. Sells products to the domestic market.
"Maní del Plata"	Córdoba, Argentina	Shelling capacity of 80,000 tons, blanching capacity of 36,000 tons. Storage capacity of 70,000 tons of in-shell and 10,000 tons of finished product	Peanut processing facility producing raw and blanched peanuts. Sells mainly to the export market.
"Girasoles del Plata"	Buenos Aires, Argentina	Processing capacity of 20,000 tons/year of confectionary and 20,000 tons/year of bakery. Storage capacity of 13,200 tons of confectionary.	Sunflower processing facility producing confectionary and bakery sunflower. Sells mainly to the export market.
Fertilizer Plant “Bahía Blanca”	Buenos Aires, Argentina	Production capacity of 790,000 tons of ammonia per year. Production capacity of 1.3 million tons of granular urea per year. Storage capacity of 20,000 tons of ammonia and 150,000 tons of granular urea.	Fertilizer plant with the capacity to produce ammonia and then transform it to granular urea. Sells mainly to the domestic market.
“Puerto General San Martín”	Santa Fe, Argentina	Storage capacity of 200,000 tons of solid fertilizers.	Storage & Dispatch center for fertilizers.
“San Nicolás”	Buenos Aires, Argentina	Storage capacity of 75,000 tons of solid fertilizers and 35,500 of liquid fertilizers.	Storage & Dispatch center for fertilizers
“Necochea”	Buenos Aires, Argentina	Storage capacity of 70,000 tons of solid fertilizers.	Storage & Dispatch center for fertilizers
“Angélica Agroenergía”	Mato Grosso do Sul, Brazil	Installed milling capacity of 5.6 million tons of sugarcane per annum. 1,500 tons of sugar/day, 1,280 cubic meters of ethanol/day, and 110 MW energy production (70 MW for export).	Sugar and ethanol mill producing hydrous and anhydrous ethanol and VHP sugar. Sells energy to local network.
“Ivinhema Agroenergía”	Mato Grosso do Sul, Brazil	Installed milling capacity of 7.4 million tons of sugarcane per annum. 1,500 tons of sugar/day, 1,500 cubic meters of ethanol/day, and 120 MW energy production (85 MW for export).	Sugar and ethanol mill producing hydrous and anhydrous ethanol and VHP sugar. Sells energy to local network.
“Monte Alegre”	Minas Gerais, Brazil	Installed milling capacity of 1.2 million tons of sugarcane per annum. 550 tons of sugar/day, 350 cubic meters of ethanol/day, and 16 MW energy production (12 MW for export).	Sugar and ethanol mill producing hydrous ethanol, VHP sugar and organic sugar. Sells energy to local the network.
Biodigester	Mato Grosso do Sul, Brazil	12,000 Nm3 of biogas per day; 6,600 Nm3 of biomethane per day	Produces biogas which is then converted into biomethane to replace diesel consumption
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
The sugar and ethanol industries are highly competitive. In Brazil, we compete with numerous small- and medium-sized sugar and ethanol producers. Despite increased consolidation, the Brazilian sugar and ethanol industries remain highly fragmented, with more than 370 sugar mills. Some of the largest industry players with whom we compete are Raizen, Biosev, Atvos, Tereos, São Martinho, Jalles, Bunge, Santa Terezinha, Lincoln Junqueira and Coruripe. We also face competition from international sugar producers, such as those in the U.S. and the European Union, where local regulators have historically implemented tariffs, agriculture subsidies and/or other governmental incentive programs, of which some remain, to protect local sugar producers from foreign competition.
Urea production is primarily concentrated in regions with access to abundant and competitively priced natural gas, such as the Middle East, Eastern Europe, Africa and Asia. In South America, we believe we are one of the largest producers of granular urea, competing with smaller fertilizer plants in Bolivia and Venezuela. Our principal competitors include global industry participants such as CF Industries, Nutrien, Yara International, SABIC and Qatar Fertilizer Company.
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
Supplies and Suppliers
Our principal supplies for our Farming business are seeds, fertilizers, phytosanitary products and fuel, which represented 13.4%, 10.6%, 15.6% and 3.9%, respectively, of our total direct costs (including leasing cost) in the 2024/25 harvest season. Further, these supplies represented 37.8% of our total cost of production (including manufacturing and administrative expenses) in the 2024/25 campaign. As we use direct sowing in 99.0% of our planted area, without requiring soil preparation, fuel represents only 3.7% of the total cost of production for 2025.
Our principal supplies for our Sugar, Ethanol and Energy business are diesel, lubricants and fertilizers, which collectively represented 17.1% of our total cost of production (including manufacturing and administrative expenses) in 2025. We have an extensive network of suppliers for each of our business segments and for each required input within each segment, resulting in lower reliance on any particular supplier. Our 10 largest suppliers account for 31.0% of our total expenditures for supplies in 2025. While we value the relationships we have developed with each of our suppliers given the quality we have come to expect, we do not consider any single supplier to be key to our production.
We have been able to obtain lower prices particularly due to the volume that derives from our large-scale operations.
Seasonality
Many of our business activities are inherently seasonal, particularly those related to primary agricultural production. We generally harvest and sell corn, soybean, rice, peanut and sunflower between February and August, and wheat from December to January. We implement a "continuous harvest method” in sugarcane production at our facilities to stabilize production and counter seasonality during the year; however, the typical harvesting period in Brazil begins between April and

May and ends between November and December. Sales of ethanol are generally concentrated during off-season to capture higher seasonal prices. Sales in other business segments, such as in our Dairy segment, tend to be more stable. However, milk sales are generally higher during the fourth quarter, when weather conditions are more favorable for production. In the case of fertilizers, sales are typically concentrated from May to August, reflecting demand for spring planting of major summer crops in Argentina. As a result of the above factors, there may be significant variations in our results of operations from one quarter to another, since planting activities may be more concentrated in one quarter compared to another. In addition, our quarterly results may vary as a result of the effects of fluctuations in commodity prices and production yields and costs related to the “Initial recognition and changes in fair value of biological assets and agricultural produce” line item. See Note 32 to the Consolidated Financial Statements.
Sustainability

Our production model is based on sustainability standards that seek to produce food, renewable energy and fertilizers on a long-term basis. Those standards include best practices and certifications that promote development and health, customer satisfaction and stakeholders’ interest, neighboring community welfare, food care and food safety, and environmental protection. Accordingly, our sustainable approach requires that we take into account not only economic, but also social and environmental aspects specifically adapted to local circumstances. We believe we accomplish these goals through a team committed to our values: trust, transparency, efficiency, innovation, safety and sustainability.

In 2025, we continued to work towards integrating environmental, social, and governance or “ESG" criteria, into our business model. On this path towards the triple generation of value, we worked with our ESG committee holding two main meetings over the year.

We focused on our ESG communications with a better understanding of our stakeholders’ requirements. During 2025, we worked on environmental aspects such as continued disclosure of carbon intensity, carbon balance and water management, and on social aspects including the analysis of our gender diversity performance.

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

We have previously been certified under ISO 9000, and as part of our continuous improvement efforts, we continue to implement its guidelines to enhance our management practices. Our two dairy biodigesters are both certified under ISO 14001, reinforcing our commitment to environmental sustainability. We are also certified under RTRS and Certified Responsible Soya (CRS) for soybean cultivation in some of our operations. In addition, we hold Farm Sustainability Assessment (FSA) SAI Platform certifications for some fields of rice, peanut, wheat, and corn. During 2025, we certified certain soybean and corn fields under regenerative agriculture and carbon footprint programs, including Indigo and ARVA, and, for soybeans, the 3S Cargill program. In addition, 100% of the milk produced at our dairy farms is certified under an animal welfare scheme, representing 44% of the raw material used in our industrial dairy production. Our dairy farms were certified by the International Agricultural Organization (OIA, by its Spanish acronym). During 2025, we also developed a new animal welfare protocol that more accurately reflects our production model and animal welfare program. The development of this protocol, together with the associated audits, extended the certification process; accordingly, the updated certification became effective in February 2026. Throughout this process, our animal welfare practices and controls remained fully implemented.
We are also adopting operational protocols and procedures in our industrial facilities to improve control of processing variables. Both of our milk processing facilities have been certified under the FSSC 22000 standard (Food Safety System Certification), and our Morteros facility has also obtained Halal certification. We have also certified four of our six rice mills under FSSC 22000, and two of our mills have obtained kosher certification. In our Crops business, our peanut processing facility was certified as kosher and obtained the BRC standard for food safety, and our sunflower processing facility obtained the FSSC 22000 standard and kosher certification. Most of our industrial facilities are either implementing or have been audited by the Sedex Members Ethical Trade Audit, which validates our compliance with health, safety and human rights practices, together with applicable environmental legislation. Similarly, we undergo annual client-specific audits at various industrial facilities in accordance with standards requested by our clients, covering areas such as asset security and corporate social responsibility. We were successful in these audits, which enabled us to continue with the relevant commercial relationships.
Most of our industrial facilities have been audited by the Sedex Members Ethical Trade Audit, which validates our compliance with health, safety, and human rights practices, as well as with applicable environmental legislation. Our industrial facilities regularly undergo client-requested audits, including asset security assessments, corporate social responsibility evaluations, and audits based on clients’ proprietary standards. Successful compliance with these audits allows us to maintain key commercial relationships.
When market conditions provide price premiums for certified grains or oilseeds, we evaluate the feasibility of implementing specific certifications. Some examples of this are RTRS, EPA and 2BSvs certifications for sustainable soybeans in Argentina. In Brazil, we have the following certifications reflecting the safety and quality of our products, services and social standards: Bonsucro, Renovabio, FSSC 22000, Halal, Kosher, Smeta, CARB, ISSC Corsia Plus, and Great Place to Work.
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
In order to continually improve our technical development, we participate in specialized industry groups, such as CREA and AAPRESID in Argentina, with which we share values and goals. “CREA” is a 60-year-old farmers’ association focused on developing and supporting technical excellence with local farmers. “AAPRESID” is a technical association of highly innovative farmers specializing in no-till development. We participate in certain CREA and AAPRESID discussion groups in which we share and evaluate common technical matters. We take advantage of their vast network of test plots and we constantly exchange technological knowledge for implementation in our farms. During 2025 we were also part of the RIA Group, an agricultural innovation network consisting of 11 enterprises, with the goal of increasing innovation in our sustainable production model.
By implementing all these education programs and development activities, these groups provide the company with a network that focuses on the fine-tuning and optimization of the efficiencies throughout all the production processes of each business line.
Technology and Best Practices
We have consistently applied innovative production techniques to remain at the forefront of technological advancements and industry standards, with a strong focus on improving efficiency. In our farming operations, we place particular emphasis on implementing regenerative agriculture practices. For example, we use the “no-till” technology and crop rotation to improve our crop yields from the outset. We also use second harvests or double cropping where conditions allow, which enables us to plant and harvest a second crop from the same farmland in the same harvest-year. Our crop production model is based on balanced fertilization, integrated pest and weed management, and crop intensification. We use the silo bag storage method in our rice and crops businesses, which enables us to time the entry of our crop production into the market at optimal price points. Additionally, we believe we were the first company in South America to implement the innovative free-stall infrastructure in dairy operations resulting in increased raw milk production compared to our peers. The free-stall method enables better control over production variables by housing dairy cows into large barns, which are equipped with state-of-the-art technology to enhance cow comfort, such as sand beds, water spray cooling systems and fans. We are implementing guidelines to achieve international animal welfare standards. In addition, installations are equipped with indoor corrals and a mechanical advanced milking system on a rotary platform, which enables us to use production efficiencies and increase milk production volumes while maximizing our land use, resulting in significantly higher conversion rates of animal feed into milk.
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
No-Till
“No-till” is the cornerstone of our crop production technology and the key to maintaining and even increasing the value and productivity of our land assets. “No-till”—often called zero tillage or direct sowing— is a technology developed more than 40 years ago to grow crops from year to year without disturbing the soil through tillage, and arose as an opposition to conventional tillage. We have been implementing No Till since we began operations more than 23 years ago.

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
Second Harvest - Double Cropping
Second harvest, also known as double cropping, is the practice of consecutively producing two crops on the same land within the same growing year. Double cropping is possible only in regions with long growing seasons, which is determined mainly by climate conditions such as rain and temperature. Double cropping allows us to increase the profitability of our land, diversify our production and commercial risk and enhance operational efficiencies through the better utilization of machinery, freight, labor and other resources, resulting in a dilution of our fixed costs. Double cropping has important agronomical advantages as well, such as having crops on the land for a longer period of time, which, enhanced by “no-till” and crop rotation practices, results in the improvement of the physical and chemical properties of the soil in the long term. We implement and adapt different double cropping systems for each of our productive regions in Argentina and Uruguay, with the most frequent being wheat/soybean, wheat/corn, and sunflower/soybean.
Integrated Pest Management (IPM)
Integrated pest management, or “IPM,” involves a deep analysis of agronomical, economic and environmental aspects with the goal of determining the most efficient way to control the pests. It simultaneously achieves three main goals: (i) enhancing crop productivity, (ii) reducing use of phytosanitary products and (iii) decreasing the risk of contamination. The first stage of IPM is to train the people who will be involved in phytosanitary products usage. The phytosanitary products to be applied is selected considering local regulations (only locally approved phytosanitary products are used) and the minimum resulting environmental risks due to its chemical classification. Additionally, when selecting biotechnologically developed crops, we evaluate the potential reduction of phytosanitary products uses that may be achieved. The doses of phytosanitary products are defined by vendor recommendations and adjusted through agronomical expertise (specific to a crop and a pest). We assess the environmental impact of such phytosanitary products by implementing the use of the Environmental Impact Quotient developed by Cornell University. The timing of phytosanitary products application is based on an economic threshold that takes into account the crop situation (growing stage, climate conditions), the potential damage of the pest (type, population, growing stage), the presence of “beneficial” pests, and finally, the price relationship between grains and phytosanitary products. We also use integrated management to control pests, which entails the use of biological and chemical products. The relevance of the pest is measured through the implementation of specific defense methodologies adapted to large-scale agriculture. Control is carried out by trained employees who supervise the entire area on a weekly basis. Based on the indicators resulting from monitoring, biological and chemical products are recommended to be applied. For biological pest control, natural enemies of the pest in question are released, as is the case with the borer pest in sugarcane. The doses of phytosanitary products are applied and localized by high-tech machinery, most of which is outsourced. Agricultural machines are precisely calibrated to increase the efficiency of the applications and reduce any potential risk of contamination. Climatic conditions are carefully taken into account when determining the ideal time for spraying to avoid risks of drifting and evaporation and to ensure successful application.
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
Mechanization
We incorporate all available mechanization technology into our business that we consider to be cost-effective. We believe that by employing mechanization technology, we improve our operating efficiency and are better able to reach desired economies of scale in our operations. Mechanization also enables us to adopt new associated technologies faster and hastens our development efforts. In our Farming business, we use cutting-edge mechanized technology for planting, spraying, harvesting and irrigating and for soil preparation and management. We also employ advanced mechanization technology in our logistics and product processing operations, including transportation, drying operations and grain sorting and storage. We have developed mechanization technology to benefit sugarcane planting and harvesting since inception, which traditionally have not benefited from such mechanization. We believe that by incorporating modern mechanization we have improved access to employment for women and other demographics, enabling us to expand our talent pool across operations while also enhancing workforce diversity.
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
Agtech (Agricultural, Digital-Based Technology)
Since inception, we have been introducing cutting-edge technologies to increase our production efficiency. As digital and information-based technologies are rapidly advancing, we are currently devoting time and effort to work closely with local and international agtech startups, funds, research associations and other key players that could bring solutions to our operational processes. Examples of these initiatives include improving rice harvest efficiency through the development and implementation of ultra-light headers for combines; developing a digital platform to manage our grain trucking fleet more efficiently; creating a digital platform to enhance field crop scouting; and designing specialized equipment for precision and variable-rate spraying of crops and plantations.
For these initiatives, we have made our operations available as a large-scale testing environment to help startups refine and optimize their technologies and deliver more effective solutions in a shorter timeframe. While we devote resources to these initiatives, we are already realizing benefits from implementing these solutions in our operations.
Industrial Technology
In recent years, we have incorporated several industrial facilities to our portfolio and have been actively enhancing their performance using technology. In our dairy industry, we replaced LPG gas with natural gas as a source of energy in the facility of Morteros, thereby reducing both the cost of production and the environmental impact. At Morteros, we also incorporated technology to produce fat filled (powdered milk that contains vegetable fats instead of butterfat), a product that helps us enhance our operational efficiency and access new markets. At the Chivilcoy facility, we have incorporated technology to produce and package UHT cream and cacao milk. These advances help us enhance our milk-based product portfolio. All these new products are based on our own formulas and are developed by our production and quality team. See “Item 5.C—Research and Development, Patents and Licenses, Etc.” for more information.
Information Technology
We employ the Oracle eBusiness Suite ERP, SAP R3 and Oracle Hyperion to standardize and integrate our processes throughout the Company and improve controls and information accuracy and consolidation. The Oracle eBusiness Suite and SAP R3 allows us to fulfill our local accounting and fiscal needs while facilitating operational coordination across our geographic areas and lines of business, reducing our operational costs and minimizing duplication and inefficiencies. It also provides our management with consolidated results in a timely manner.
Cybersecurity
In accordance with the growing risks in cybersecurity like ransomware, malware, viruses, trojans, system vulnerabilities, hackers and other types of attacks, we have adopted a series of security measures designed to mitigate these risks. We are constantly implementing new technologies and solutions to assist in the prevention of potential and attempted cyberattacks, as well as protective measures and contingency plans in the event of an existing attack. We analyze the risks we face on an ongoing basis and, accordingly, strengthen our information technology infrastructure, update our policies, and raise awareness among our employees to enhance our ability to prevent and respond to such risks. Furthermore, we are in the process of implementing a formal internal policy to govern the use of AI tools, aimed at mitigating security, confidentiality, and regulatory compliance risks associated with such use.

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

Environmental Aspects
We implement a production model that reflects a strong commitment to the environment. Our responsibility to the environment begins with complying with local regulations. To become better stewards of the environment, we implement environmental management plans for our operations. Those plans involve different stages, which include training our own and outsourced staff, monitoring ecological parameters, preventing negative effects, and correcting deviations. Natural resources such as land, water, air and biodiversity are taken into account when we evaluate the development and operation of new and ongoing production projects and operations. In that regard, we are constantly evaluating best practices in our operations. See “—Technology and Best Practices.” With land being one of the most relevant natural resources in our operations, we have developed a sustainable land use strategy that considers factors beyond the requirements of local laws and regulations. There are ecosystems that we do not consider appropriate for agricultural development, such as heavy forests and key wetlands. We evaluate development of other areas only after carrying out an environmental impact assessment. In addition to such evaluations, we analyze the agricultural potential of the land in respect of the soil, the climate, crop productivity and available technology, among other factors. Using this approach, we aim to grow the most suitable crop in each region and be the lowest-cost producer in the sector. We then consolidate our analysis into a land transformation plan, which includes the best land use option and implements best practices based on regenerative agriculture such as “no-till” technology, crop rotations, integrated pest and weed management, balanced fertilization, responsible phytosanitary products usage and water management. In addition, in 2025, we planted 65,000 hectares of cover crops. Cover crops help prevent water and wind erosion, function as biological fallows, reduce the need to apply phytosanitary products and provide roots that increase soil porosity. We sow these crops and adapt the species to the agro-ecological environmental condition.
These best practices aim to increase resource efficiency and decrease the risk of contamination and waste production and are consolidated into an environmental management plan, which includes biodiversity management when applicable. We aim to properly implement our sustainable production model to enhance land productivity and therefore increase land value. With respect to phytosanitary products contamination risks, we implement a responsible phytosanitary products use program, which includes personnel training, personnel protection elements, application recommendations, phytosanitary products selection criteria, phytosanitary products handling and storage and after-use phytosanitary products packages (which are specifically cleaned, collected and stored for recycling purposes under third-party programs). In 2021, we began to implement the “Environmental Impact Quotient” indicator, which allows us to assess the potential risk of the application of phytosanitary products and the impact caused by them. Further, in 2021 we commenced the use of selective spray equipment. In 2025 we applied this technology to almost 35 thousand hectares of crops and sugarcane to reduce the doses of phytosanitary products and apply them only where necessary, which resulted in a reduction of up to 80% in the application of phytosanitary products in some of those areas. In addition, we periodically train our personnel in our fields to raise awareness about the responsible use of phytosanitary products.
Additionally, in some regions where biodiversity matters are relevant, we implement biodiversity management plans, which mainly consist of periodically monitoring flora and fauna, detecting significant variations of their populations, and proposing measures to reduce any potential threats to local species. As a result, we prohibit hunting on our farms and create environmental private protection areas (where natural vegetation is protected by implementing sustainable production practices). As environmental matters require specific expertise and an understanding of complex relationships, in some cases we hire highly qualified consultants and enter into cooperative arrangements and agreements with educational institutions.
In Brazil, the Brazilian Forest Code is the primary regulatory framework guiding our environmental policies and practices. In compliance with this legislation, we identify and assess all natural areas within our owned and leased properties and develop structured plans that set out specific actions for their protection, conservation and long-term preservation.
We are strongly committed to environmental conservation. The expansion of agricultural activities is carried out exclusively in areas previously used for such purposes, and we do not operate in native forests, Permanent Preservation Areas (PPAs), Legal Reserves, large wetlands or areas of high biodiversity value. We place particular emphasis on protecting riverbanks, streams and springs, recognizing their essential role in soil conservation, water quality and as habitats for native wildlife. In this context, we continuously monitor native fauna, flora and water resources across our areas of operation.
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
Since November 2017, we have produced renewable electricity through our first biodigester at our dairy farm. The biodigester transforms cow manure into biogas with high methane content, which then fuels a cogeneration facility that generates renewable electricity. The electricity produced is sold to the grid under a long-term contract with an Argentine federal utility. Additionally, as this project allows us to reduce greenhouse gas emissions, we have registered the project under the Verified Carbon Standard to deliver carbon credits from the biodigester. In 2011, we received a grant from the Sustainable Energy and Climate Change Initiative of the Inter-American Development Bank in order to carry out the pre-feasibility assessment. We also received a grant from the National Agency of Scientific and Technologic Promotion (Agencia Nacional de Promoción Científica y Tecnológica), an agency that promotes technological innovation, to partially fund the investment. In July 2016, we participated in Argentina’s “RenovAr” renewable energy auction and entered into a 20-year contract to supply up to 9,145 MWh per year at an average price of US$158.92 per MWh plus bonuses. In 2023, we also inaugurated our second biodigester in our free stalls. The incorporation of this second biodigester allows us to process 100% of our cow manure, increase the annual generation of bioelectricity to a total power capacity of 3.4 MW, and keep contributing to our sustainable development model. In 2025, our two dairy biodigesters generated 22,794 MWh.
At the Ivinhema Unit, located in the State of Mato Grosso do Sul, we have implemented innovative solutions focused on the circular economy and the reduction of environmental impacts. We produce biogas from concentrated vinasse, a byproduct of the ethanol production process, which is then purified to obtain biomethane. This renewable fuel is used in our internal fleet, in alignment with the United Nations Sustainable Development Goals (SDGs). These initiatives contribute to improved operational efficiency and reduced greenhouse gas (GHG) emissions. In 2021, our biogas unit was certified as the first renewable gas plant in Brazil, enabling us to issue and commercialize carbon credits known as Gas RECs. In addition, since 2020, we have issued Decarbonization Credits (CBios) under the RenovaBio program, becoming the first company in Brazil to operate in these markets. In 2025, we commercialized more than 712 thousand CBios, reinforcing the link between environmental performance and value creation. Higher environmental standards in our operations increase our ability to issue these credits, providing a continuous incentive for improvement.
With respect to our recently acquired fertilizer operations, Profertil’s approach to environmental sustainability is grounded in its core purpose of nourishing the land in a sustainable manner. A central pillar of Profertil’s environmental strategy is the transition to renewable electricity. The company is working toward procuring 100% of its electricity from renewable sources over time and continues to reduce Scope 2 emissions through the progressive replacement of fossil-based electricity with renewable alternatives. Profertil’s environmental management system is supported by a robust certification framework. The company holds ISO 9001 (quality), ISO 14001 (environmental management) and ISO 50001 (energy efficiency) certifications and, in 2019, obtained the Protect & Sustain certification from the International Fertilizer Association (IFA), one of the most demanding environmental and safety certifications available to fertilizer producers globally, recognizing responsible management throughout the product lifecycle. The company also participates in Argentina’s Responsible Care of the Environment Program (PCRMA), which is subject to biannual independent audits. Profertil’s sustainability strategy is aligned with the United Nations Global Compact, in which the company has participated since 2014, and with nine of the seventeen United Nations Sustainable Development Goals, including those relating to food security, clean energy, responsible consumption, climate action and water management. The company’s annual Sustainability Report is prepared in accordance with GRI (Global Reporting Initiative) and SASB (Sustainability Accounting Standards Board) standards, providing a credible and internationally recognized basis for ESG disclosure.

Social Programs
In addition to complying with local labor regulations, we seek to promote the personal and professional development of our employees by offering them an adequate working environment with proper health and safety protections. We aim to develop a transparent relationship with local authorities. One of our main goals is to contribute positively to the social development of the communities in which we operate, creating new jobs, preserving the environment, providing training opportunities through our internship program and assisting with social development. In order to implement our social development programs, we analyze the areas in which we operate and give special attention to education and poverty rates, possible alliances with other social actors, and potential synergies with local government programs. In addition, we contribute to organizations from our communities, including hospitals, schools, daycare centers and fire stations, among others. In Argentina, we also have a voluntary matching program where Adecoagro matches each donation from our employees at a 2:1 ratio. In 2025, 16 organizations were part of our matching program and received monthly donations.
Education

Our main initiatives are aligned with the United Nations’ Sustainable Development Goal 4 – Quality Education. Our operations have a significant economic impact in the communities where we are located, and we have developed a social action program in various municipalities. In 2005, we started a partnership with Cimientos, a non-profit organization that promotes equal educational opportunities for children and youth from low-income families in Argentina. In 2025, we participated in Cimientos’ “Futuros Egresados” program, granting scholarships to 50 high-school students in Mercedes and Itá Ibaté (Corrientes). In 2016, we started another program together with Conciencia (a local non-governmental organization) through which we support our employees’ children to complete their education. In 2025, 21 high-school and higher-education students from San Salvador (Entre Ríos) and Las Lajitas (Salta) participated in this program.
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
We keep participating in the Escola Nota 10 Project at the municipalities of Angélica, Ivinhema and Novo Horizonte do Sul, in Mato Grosso do Sul. Through this project, we aim to contribute towards educational development by providing training sessions for teachers. This approach helps build long-term capacity among educators, who, in turn, pass on their knowledge to students, creating a multiplier effect. In 2023, we decided to restructure the program to offer better and stronger support for educators. In 2025, we provided continuous professional development to 180 teachers and educators from first to fifth grade—through online and in-person training sessions—impacting 3,911 students.
Moreover, we participated in the Território do Saber project with the aim of improving the quality of teaching and learning processes in schools through the promotion of reading. In 2025, we inaugurated a 13th library in Ivinhema.
Nutrition
In Argentina, we work in partnership with two main organizations: the Conin Foundation and Food Banks Argentina organization. The Conin Foundation fights malnourishment and undernourishment in children, focusing its actions on three main areas: education, assistance and research. Food Banks Argentina is a non-profit distribution enterprise that serves the community by receiving donated food and making it available to people in need through a network of community agencies. These agencies include school feeding programs, food pantries, soup kitchens, hospices, substance abuse clinics, after-school programs and other non-profit organizations. In 2025, we donated nearly 230 tons of rice and dairy products to around 100 organizations, including 12 Conin centers and 11 food banks.
Additionally, since 2007 we have collaborated with local organizations such as Solidagro, an alliance between rural corporate institutions and civic organizations that seek to solve famine and malnutrition problems, to which we donate our rice on a monthly basis.
We also collaborate with Haciendo Camino, a non-governmental organization fighting malnourishment and undernourishment in children in Santiago del Estero. We have supported the organization for the last several years and made contributions to finance the early childhood program in Los Juries. In 2025, the program assisted 60 children aged zero to five years and more than 20 mothers.
Violence Prevention
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
This program reinforces the idea that we do not accept, under any circumstance, the practice of any type of child labor, including by third-party suppliers and others with whom we may interact. In 2025, 100% of our employees in Brazil received training in violence prevention through our Proteger program.
We also collaborate with Childhood Brazil, an organization dedicated to defending children’s rights and improving the living conditions of children in vulnerable situations. Through this partnership, we supported the training of community service professionals in three municipalities in Mato Grosso do Sul and in 2025 we continued working with Childhood Brazil to establish protocols for assisting children and adolescents who are victims or witnesses of violence, tailored to each municipality’s specific needs.

Internship and Young Talent Program
The purpose of our internship and young talent program is to promote the development of highly qualified professionals from the community by providing first-time work experience, good-quality training and access to highly technology-oriented operations. We seek to facilitate interns’ future access to the job market while detecting potential key employees. The interns actively participate in the TAG training program, which includes monthly technical meetings, external training and farm tours. In order to accomplish these goals, we promote institutional relationships with local and international universities and high schools. In 2025, 238 interns and young talents benefited from learning opportunities across our operations.
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
Brazil
Sugar Sale Agreements
In 2025, our largest three customers in this segment comprised approximately 54% of our sugar sales agreements. We entered into sugar sales agreements with Louis Dreyfus Commodities Suisse S.A., Viterra B.V. (formerly known as Glencore Agriculture B.V.) and BTG Pactual, pursuant to which we agreed to supply approximately 363,000 metric tons of Brazilian VHP sugar. This specific amount of sugar was delivered during the 2025 harvest-year through the ports of Paranaguá and Santos, and the price was fixed in reference to the ICE Sugar #11 Futures.
Electric Energy Agreements
In August 2010, Adecoagro Vale do Ivinhema S.A. participated in a public auction by the Brazilian federal government. As a result of this auction, Adecoagro Vale do Ivinhema S.A. entered into a second 15-year agreement with CCEE starting in 2011, for the sale of 131,400 MWh per year at a rate of R$357.27/MWh. The price of energy under the contract is adjusted annually according to inflation.
In August 2013, Adecoagro Vale do Ivinhema S.A. participated in another public auction by the Brazilian federal government. As a result of this auction, Adecoagro Vale do Ivinhema S.A. entered into a second 25-year agreement with CCE starting in 2018, for the sale of 87,600 MWh per year at a rate of R$262.85/MWh. The price of energy under the contract is adjusted annually according to inflation.
Argentina
Energy Supply Agreements
The Company’s fertilizer plant, located in Bahía Blanca, Buenos Aires, secures the supply and transportation of energy through long-term commercial agreements with major upstream producers and pipeline operators. To mitigate volumetric risk, these contracts are structured on a fixed-price basis and include take-or-pay provisions. Certain of these agreements are with Transportadora de Gas del Sur S.A. ('TGS'), Total Austral S.A., TotalEnergies Gas Cono Sur S.A., Compañía General de Combustibles S.A., Pan American Energy S.L., PAS 11 S.A., YPF Energía Eléctrica S.A and YPF.

Intellectual Property
As of April 2026, we owned 72 trademarks registered with the Argentine National Intellectual Property Institute, 30 trademarks registered in Brazil and one patent registered with the Brazilian National Industrial Property Institute (“INPI”). Adecoagro Uruguay S.A. has 3 trademarks registered in Uruguay.
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
We are currently in compliance with all applicable environmental laws and regulations and hold the licenses and permits required for the normal conduct of our operations. The operating license for the Monte Alegre Unit is valid through November 2030 and authorizes the processing of up to 1.2 million tons of sugarcane per year. The operating license for the Angélica Unit has been renewed and is valid through October 2031, allowing for the processing of up to 6.5 million tons of sugarcane annually. The operating license for the Ivinhema Unit is valid through July 2027 and authorizes the processing of up to 7.2 million tons of sugarcane per year.
In addition to its operating licenses, the Company has obtained additional authorizations for the Ivinhema Unit in connection with the expansion of its activities, including the formulation of organic fertilizers, the expansion and operation of fuel stations, and the expansion of biomethane production. The acquisition and maintenance of these licenses are essential to ensuring the continuity and regularity of our operations. Any non-compliance may result in operational restrictions, suspension of activities, and the imposition of administrative and financial penalties.
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
On February 26, 2014, the Public Income Federal Administration (“Administración Federal de Ingresos Públicos”) issued Resolution No. 3,593/14, which became effective on April 1, 2014. This resolution established a Systematic Registration of Movements and Grain Stocks Regime (Régimen de Registración Sistemática de Movimientos y Existencias de Granos), which requires all producers involved in the commercialization and manufacturing of grains and dairy products registered in the RUCA to report the stock and stock variations (including locations, transportation between the producer facilities, etc.) of all grains other agricultural products (other than those to be applied to sowing) held by them or on behalf of a third party.
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

C.ORGANIZATIONAL STRUCTURE
Corporate Structure

We are a corporation organized under the laws of the Grand Duchy of Luxembourg under the form of a société anonyme. As of April 2026, we held approximately 100% of the limited partnership interests in Adecoagro LP S.C.S., a société en commandite simple organized under Luxembourg law (representing 99.9999% of interests in Adecoagro LP S.C.S.) with the unlimited partnership interest in Adecoagro LP S.C.S. (representing 0.0001% of interests in Adecoagro LP S.C.S.) being owned by Adecoagro GP S.à r.l, a société à responsibilité limitée organized under Luxembourg law and our substantially wholly-owned subsidiary. Adecoagro LP S.C.S. is a holding company with operating subsidiaries owning farmland and facilities throughout Argentina, Brazil and Uruguay. For a diagram of our Organizational structure as of April 2026, please see “Item 4. Information on the Company—A. History and Development of the Company—History.”

As of April 2026, our principal shareholders were Tether Global Investments Fund, S.I.C.A.F., S.A. and Directors, Executive Officers and Company’s employees as a group. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

D.PROPERTY, PLANTS AND EQUIPMENT
See “B. Business Overview—Land Transformation Activities — Our Farms”; “—Property, Plant and Equipment.”
Item 4A.    Unresolved Staff Comments
Not applicable.
Item 5.    Operating and Financial Review and Prospects
Item 5 of this Annual Report on Form 20-F discusses the Company’s operating and financial review and prospects as of and for the fiscal years ended December 31, 2025 and 2024. For a discussion of the Company’s operating and financial review and prospects as of and for the fiscal years ended December 31, 2024 and 2023, see "Item 5. Operating and Financial Review and Prospects—A. Operating Results— For the year ended December 31, 2024, as compared to year ended December 31, 2023,” and “—B. Liquidity and Capital Resources,” included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on April 25, 2025 which are incorporated herein by reference.
Overview
We are engaged in agricultural, manufacturing and land transformation activities. Our agricultural activities consist of harvesting certain agricultural products, including crops (soybeans, corn, wheat, peanuts, sunflower, etc.), rough rice, and sugarcane, for sale to third parties and for internal use as inputs in our various manufacturing processes, and producing fluid milk. Our manufacturing activities consist of (i) production and commercialization of fertilizers; (ii) selling manufactured products, including processed peanuts, sunflower rice, sugar, ethanol and energy, among others, (iii) in our milk facilities we produce UHT milk, powder milk and semi-hard cheese, among others; and (iv) providing services, such as grain warehousing and conditioning and handling and drying services, among others. Our land transformation activities consist of the acquisition of farmlands or businesses with underdeveloped or underutilized agricultural land and implementing production technology and agricultural best practices to enhance yields and increase the value of the land. See also “Item 3. Key Information—D. Risk Factors —Risks Related to the Countries in Which We Operate—Laws on the foreign ownership of rural properties may adversely affect our results of operations and future investments in rural properties.”
We are organized into three main lines of business: (i) Sugar, Ethanol and Energy; (ii) Fertilizers and (iii) Farming. These lines of business consist of five reportable operating segments, which are evaluated by the chief operating decision-maker based upon their economic characteristics, the nature of the products they offer, their production processes and their type and class of customers and distribution methods. Our Farming business is comprised of three reportable operating segments: Crops, Rice and Diary Segments. Our Sugar, Ethanol and Energy line of business, as well as our Fertilizers line of business are also a reportable operating segment. See “—Operating Segments” for a discussion of our five operating reportable segments.
There are significant economic differences between our agricultural and manufacturing activities. In addition to our agricultural activities, we perform manufacturing activities in the Crops (including peanut and sunflower products), Dairy, Rice and Sugar, Ethanol and Energy segments. The table below sets forth our agricultural and manufacturing activities by segment.

Segment	Agricultural Product	Manufactured Product and Services Rendered
Crops	Soybean, Corn, Wheat, Sunflower and Peanuts among others	Industrialized peanuts and sunflower, grain drying and conditioning

Rice	Rough rice	White rice and brown rice and snacks

Dairy	Fluid milk	UHT milk, powder milk and semi-hard cheese, among others

Sugar, Ethanol and Energy	Sugarcane	Sugar, Ethanol and Energy
In the case of our Fertilizers business, we are specialized in the production and commercialization of fertilizers for agricultural production, primarily granulated urea. Furthermore, we commercialize other nutrients and special blends to optimize crop yields in a sustainable way.
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

A. OPERATING RESULTS

Trends and Factors Affecting Our Results of Operations

Comparability

Following the completion of the acquisition of Profertil on December 18, 2025, for the year ended December 31, 2025, the statement of income includes the consolidation of the results of operations of Profertil for the period from December 18, 2025 (the acquisition date) through December 31, 2025 (a 13-day period), and (ii) the results of Profertil recognized under the equity method for the period from December 10, 2025 (the date of acquisition of the equity method investment, included in “Other operating income, net” ) through December 17, 2025. For further information, see Notes 3 and 21 to our Consolidated Financial Statements.

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

The following table sets forth our average crop, rice and sugarcane yields per hectare for the periods indicated:

	2024/2025	2023/2024	% Change
	Harvest Year	Harvest Year	2024/2025 -2023/2024
Corn (1)	5.7	5.2	9.6%
Soybean	2.5	2.6	(3.8)%
Wheat (2)	2.5	3.1	(19.4)%
Peanut	3.3	3.6	(8.3)%
Sunflower	2.1	1.7	23.5%
Rice	8.0	6.1	31.1%
Sugarcane	68.0	69.8	(2.5)%

(1) Includes sorghum.
(2) Includes barley.

Effects of Fluctuations in Production Costs
We experience fluctuations in our production costs due to the fluctuation in the costs of fertilizers, agrochemicals, seeds, gas, fuel, farm leases and labor. The use of advanced technology, however, allows us to increase our efficiency, in large part mitigating the fluctuations in production costs. Some examples of how the implementation of production technology has allowed us to increase our efficiency and reduce our costs include the use of no-till technology (also known as “direct sowing,” which involves farming without the use of tillage, leaving plant residues on the soil to form a protective cover which positively impacts costs, yields and the soil), crop rotation, second harvest in one year, integrated pest management, and balanced fertilization techniques to increase the productive efficiency in our farmland. Increased mechanization of harvesting and planting operations in our sugarcane plantations and utilization of modern, high-pressure boilers in our sugar and ethanol mills has also yielded higher rates of energy production per ton of sugarcane milled. In addition, we reuse all the waste from our sugar cane processing, which together with the ashes from the boilers, and the filter cake, undergo a composting process and are used as organic fertilizer to grow sugarcane, allowing us to reduce chemical fertilizer consumption, while contributing to the environment. We also use manure in our dairy farms to generate electricity with biodigesters. In our Fertilizers business, we rely on short- to medium-term gas contracts to secure natural gas supply for our fertilizer plant at fixed prices, which mitigates price volatility associated with seasonal demand.

Effects of Fluctuations in Commodities Prices
Commodity prices have historically experienced substantial fluctuation. For example, between January 1, 2025 and December 31, 2025, sugar prices decreased by 22.1%, according to Intercontinental Exchange of New York (“ICE-NY”) data, and ethanol prices increased by 9.7%, according to Escola Superior de Agricultura “Luiz de Queiroz” (“ESALQ”) data. Also, based on Chicago Board of Trade (“CBOT”) data, from January 1, 2025 to December 31, 2025, soybean prices increased 3.2% and corn prices decreased by 4.0%. In addition, according to Green Markets data, granular urea prices increased 8.4% from January 1, 2025 to December 31, 2025. Commodity price fluctuations affect our consolidated statements of income, as they have an effect over:
•the initial recognition and changes in the fair value of biological assets and agricultural produce in respect of unharvested biological assets undergoing biological transformation;
•changes in net realizable value of agricultural produce for inventory carried at its net realizable value; and
•sales of manufactured products and agricultural produce to third parties.
The following graphs show the spot market price of some of our main products between December 31, 2019 and December 31, 2025, highlighting the period between January 1 and December 31, 2025:

(1)    Source: CBOT
(2)    Source: ICE-NY
(3)    Source: ESALQ
(4)    Source: Green Markets

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

On the other hand, production volumes for fertilizers, dairy, processed rice and production volume and production area for sugar, ethanol and energy business, along with the financial results in respect of our products are presented on a fiscal-year basis.

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
The following table sets forth the production area for the periods indicated:

	Year ended December 31,
	2025	2024	2023	Chg (%) 2025-2024	Chg (%) 2024-2023
		Hectares
Crops (1)	196,564	193,949	176,984	1.3%	9.6%
Rice	64,438	58,452	55,648	10.2%	5.0%
Sugar, Ethanol and Energy	228,640	212,996	198,747	7.3%	7.2%
(1) Does not include second crop and forage area.
The increase in sugar, ethanol and energy production area in 2025 is explained by an increase in the leased space to ensure the sufficiency of our sugarcane supply during the entire year in accordance with our long-term growth plan, as well as in our rice operations, in which we invested in the development of croppable land given international prices, margins and long-term strategy for the business.
Macroeconomic Developments in Emerging Markets

We generate nearly all of our revenue from the production of food, fertilizers and renewable energy in emerging markets. Therefore, our operating results and financial condition are directly impacted by macroeconomic and fiscal developments, including fluctuations in currency exchange rates, inflation and interest rate fluctuations, in those markets. The emerging markets where we conduct our business (including Argentina, Brazil and Uruguay) remain subject to such fluctuations. See “Item 3. Key Information—D. Risk Factors—Risks Related to the Countries in Which We Operate—Our results of operations and financial condition are dependent upon economic conditions in the emerging countries in which we operate” and “—Economic and political conditions in the countries in which we operate, and the perception of these conditions in international markets, may adversely impact our business, our access to the capital and debt markets, and our results of operations and financial condition.”

Moreover, economic conditions of the countries in which we operate may be impacted by inflation over domestic prices, which may result in higher costs and affect our revenues. High inflation rates may undermine the conditions that allow us to grow in those countries and induce to macroeconomic volatility, affecting overall competitiveness, increasing social and economic inequality, reducing employment, consumption and the level of economic activity and undermining confidence in the banking system, which could further limit domestic and international credit availability. In 2025, inflation in local currency in Argentina, Brazil and Uruguay was 31.5%, 4.26% and 3.65%, respectively. We present our results of operations adjusted by the effect of hyperinflationary accounting policies and translation for our Argentine operations according to IAS 29 (see “Presentation of Financial and Other Information—Financial reporting in a hyperinflationary economy). For further detail on the impact of inflation, see “Item 3. Key Information—D. Risk Factors—Risks Related to the Countries in Which We Operate—Inflation in some of the countries in which we operate, along with governmental measures to curb inflation, may have a significant negative effect on the economies of those countries and, as a result, on our financial condition and results of operations.”

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

Effects of Export Taxes on Our Products

The following table shows the export taxes applicable to our products as of December 31, 2025:

Product	Export tax
Soybean and derivatives	24%
Corn	8.5%
Wheat	7.5%
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

As of December 31, 2025, the Argentine Peso-U.S. dollar exchange rate was Ps. 1,455.0 per U.S. dollar as compared to Ps. 1032.0 per U.S. dollar as of December 31, 2024. As of December 31, 2025, the Real-U.S. dollar exchange rate was R$5.50 per U.S. dollar as compared to R$6.19 per U.S. dollar as of December 31, 2024.

The following graph shows the Argentine Peso-U.S. dollar rate and the real-U.S. dollar rate of exchange between December 31, 2019 and December 31, 2025, highlighting the period between January 1 and December 31, 2025:

(1)    Source: Bloomberg
Our principal foreign currency fluctuation risk involves changes in the value of the Brazilian Reais and the Argentine Peso relative to the U.S. dollar. Periodically, we evaluate our exposure and consider opportunities to mitigate the effects of currency fluctuations by entering into currency forward contracts and other hedging instruments.

Seasonality

Our business activities are inherently seasonal. With the implementation of the "continuous harvest method,” sugarcane production is more stable during the year; however, the typical harvesting period in Brazil begins between April and May and ends between November and December. Sales of ethanol are generally concentrated during off-season to capture higher seasonal prices. Approximately 60% to 65% of our fertilizer sales occur in the second half of the year, driven by the crop planting season in Argentina, with peak volumes between August and November. We generally harvest and sell corn, soybean, rice, peanut and sunflower between February and August, and wheat from December to January. Sales in other business segments, such as in our Dairy segment, tend to be more stable. However, milk sales are generally higher during the fourth quarter, when weather conditions are more favorable for production. As a result of the above factors, there may be significant variations in our results of operations from one quarter to another, since planting activities may be more concentrated in one quarter compared to another. In addition, our quarterly results may vary as a result of the effects of fluctuations in commodity prices and production yields and costs related to the “Initial recognition and changes in fair value of biological assets and agricultural produce” line item. See Note 32 to the Consolidated Financial Statements.

Capital Expenditures and Other Investments

Capital expenditures totaled US$938.0 million, US$274.2 million and US$250.5 million for the years ended December 31, 2025, 2024 and 2023, respectively. Our capital expenditures during the last three years consisted mainly of expenses related to (i) transforming and increasing the productivity of our land, (ii) planting sugarcane and (iii) expanding and upgrading our production facilities, such as our biomethane project in Brazil; along with capital investments aimed at enhancing processing capacity in our dairy facilities in Argentina. In addition to these projects in 2025, we invested in the acquisition of a 90% stake in Profertil, the largest producer of granular urea in South America.

Effects of Corporate Taxes on Our Income

We are subject to a variety of taxes on our results of operations. The following table shows the applicable income tax rates in effect for 2025:

Tax Rate (%)
Argentina (1)	35
Brazil	34
Uruguay	25
Spain	25
Luxembourg	24.94
Chile	27
________________________________________________________________________________________________
(1)Includes the Social Contribution on Net Profit (Contribuição Social Sobre o Lucro Líquido).

Operating Segments

Following the completion of the acquisition of Profertil on December 18, 2025, the Company’s CODM reassessed and updated the Company’s internal organizational and management structure and the manner in which operating results are reviewed for purposes of assessing performance and allocating resources. As a result of this acquisition, the Company defined a new segment, Fertilizers, which includes mainly the manufacturing and commercialization of fertilizers. For the year ended December 31, 2025, the Fertilizers segment includes (i) the consolidation of the results of operations of Profertil for the period from December 18, 2025 (the acquisition date) through December 31, 2025 (a 13-day period), and (ii) the results of Profertil recognized under the equity method for the period from December 10, 2025 (the date of acquisition of the equity method investment, included in “Other operating income, net” ) through December 17, 2025. For further information, see Notes 3 and 21 to our Consolidated Financial Statements.

As a result, the Company now operates three reportable segments: (i) Sugar, Ethanol and Energy, (ii) Fertilizers and (iii) Farming.

According to IFRS 8, operating segments are identified based on the ‘management approach’. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the Company’s CODM in deciding how to allocate resources and in assessing performance. The Company’s CODM is the Management

Committee. IFRS 8 stipulates external segment reporting based on the Company’s internal organizational and management structure and on internal financial reporting to the CODM.

As a result, beginning in December 2025, the Company operates in three operating segments: “Sugar, Ethanol and Energy,” “Fertilizers”, and “Farming,” and segment information presented in this note is prepared based on the internal reports that are regularly reviewed by the CODM.

–The “Sugar, Ethanol and Energy” segment consists of cultivating sugarcane which is processed in owned sugar mills, transformed into ethanol, sugar and electricity, in addition to biomethane and then marketed;

–The “Fertilizers” segment consists of the production and commercialization of fertilizers, mainly granular urea;

–The “Farming” segment is further comprised of three reportable segments:

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

•“Rice” segment, which consists of the planting, harvesting, processing and marketing of rice, and the genetic development of seeds; and

•“Dairy” segment, which consists of the production and sale of raw milk and industrialized products, including UHT milk, cheese and powdered milk among others.

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

Key Financial and Operating Data

The following tables present selected sales, volumes, processing, planted areas and land use data solely for the periods indicated below:

	For the year ended December 31,
	2025	2024	Chg (%) 2025-2024
Sales	(In thousands of $)
Farming Business	739,719	810,953	(8.8)%
Crops	241,587	249,196	(3.1)%
Soybean(1)	72,239	72,998	(1.0)%
Corn(2)	46,896	56,125	(16.4)%
Wheat(3)	23,019	22,942	0.3%
Peanut	59,947	59,310	1.1%
Sunflower	12,894	10,769	19.7%
Cotton Lint	4,904	3,893	26.0%
Other crops(4)	21,688	23,159	(6.4)%
Rice(5)	214,216	260,440	(17.7)%
Dairy(6)	283,916	301,317	(5.8)%
Sugar, Ethanol and Energy Business	656,868	707,954	(7.2)%
Sugar	265,687	391,738	(32.2)%
Ethanol	337,550	265,154	27.3%
Energy	37,198	33,795	10.1%
Others(8)	16,433	17,267	(4.8)%
Fertilizers	31,147	—	n.a.
Total	1,427,734	1,518,907	(6.0)%
(1)    Includes soybean, soybean oil and soybean meal. Does not include $8.7 million in 2025 and $6.5 million in 2024 related to soybean planted in Brazil as cover crop during the implementation of the agricultural technique known as meiosis. Revenues corresponding to the sale of this product are booked in the Sugar, Ethanol and Energy business.
(2)    Includes sorghum.
(3)     Includes barley.
(4)    Includes other crops, such as chickpeas and beans. Includes seeds and farming services.
(5)    Includes sales of processed rice including rough rice purchased from third parties and processed in our own facilities, rice seeds and services.
(6)    Includes sales of energy from our biodigester ($4.0 million in 2025 and $3.2 million in 2024), which produces biogas from effluents of our cows.
(7)    Includes soybean sales (cover crop), carbon credit sales, operating leases and other services.

	2024/2025	2023/2024
	Harvest	Harvest	Chg (%) 2024/2025-2023/2024
Production	Year (1)	Year (1)
Farming Business
Crops (tons)(2)	732,340	743,514	(1.5)%
Soybean (tons)	230,439	234,064	(1.5)%
Corn (tons)(3)	265,511	310,497	(14.5)%
Wheat (tons)(4)	118,371	88,207	34.2%
Peanut (tons)	83,406	87,586	(4.8)%
Sunflower (tons)	26,480	18,500	43.1%
Cotton Lint (tons)	2,238	2,207	1.4%
Others	5,895	2,453	140.3%
Rice (tons)(5)	513,885	357,980	43.6%

(1)    The table reflects the production in respect of harvest-years as of December 31.
(2)    Crop production does not include 336,000 tons and 320,839 tons of forage produced as of December 31, in the 2024/2025 and 2023/2024 harvest-years, respectively.
(3)    Includes sorghum.
(4)    Includes barley.
(5)    Expressed in tons of long grain rice equivalent produced on owned and leased farms. The long grain rice equivalent we produce, along with additional rice we purchase from third parties, is ultimately processed and constitutes the product sold in respect of the rice business.

	For the year ended December 31,
	2025	2024	Chg (%) 2025-2024
Processed rice(1) (tons)	295,980	277,164	6.8%
Dairy(2) (thousand liters)	197,412	199,096	(0.8)%
Processed Milk(3) (thousand liters)	411,720	354,457	16.2%
Sugar, Ethanol and Energy Business
Sugar (tons)	600,383	832,389	(27.9)%
Ethanol (cubic meters)	588,004	532,715	10.4%
Energy(4) (MWh)	676,389	743,488	(9.0)%
(1)    Includes rough rice purchased from third parties and processed in our own facilities. Expressed in tons of rough rice (one ton of processed rice is approximately equivalent to 1.6 tons of rough rice).
(2)    Raw milk produced at our dairy farms.
(3)    Consists of our and third parties’ raw milk processed in our industrial facilities of Morteros and Chivilcoy.
(4)    Energy exported to the grid in Brazil.

	2024/2025	2023/2024	Chg (%) 2024/2025-2023/2024
	Harvest	Harvest
Planted Area	Year (1)	Year
		(Hectares)
Farming Business
Crops	240,542	220,425	9.1%
Soybean(1)	92,446	88,681	4.2%
Corn(1)(2)	46,883	59,591	(21.3)%
Wheat(3)	47,820	28,142	69.9%
Peanut	25,352	24,282	4.4%
Sunflower	12,609	10,832	16.4%
Cotton	4,890	5,199	(5.9)%
Others	10,542	3,698	185.1%
Rice	64,438	58,452	10.2%
Total Planted Area	304,980	278,877	9.4%
Second Harvest Area	43,978	26,476	66.1%
Leased Area	161,945	153,044	5.8%
Owned Croppable Area	99,056	99,357	(0.3)%
(1)    Includes hectares planted in the second harvest.
(2)    Includes sorghum.
(3)    Includes barley.

	For the year ended December 31,
	2025	2024	Chg (%) 2025-2024
Sugar, Ethanol and Energy Business
Sugarcane plantation	228,640	212,996	7.3%
Owned land	12,951	12,951	—%
Leased land	215,689	200,045	7.8%

For the year ended December 31, 2025, as compared to year ended December 31, 2024
The following table sets forth certain financial information with respect to our consolidated results of operations for the years indicated.

	2025	2024	Chg (%) 2025-2024
	(In thousands of $)
Revenue	1,427,734	1,518,907	(6.0)%
Cost of revenue	(1,178,507)	(1,198,715)	(1.7)%
Initial recognition and changes in fair value of biological assets and agricultural produce	95,610	143,081	(33.2)%
Changes in net realizable value of agricultural produce after harvest	6,439	(28,437)	(122.6)%
Margin on manufacturing and agricultural activities before operating expenses	351,276	434,836	(19.2)%
General and administrative expenses	(122,122)	(103,880)	17.6%
Selling expenses	(161,134)	(153,482)	5.0%
Other operating income, net	26,285	4,824	444.9%
Profit from operations	94,305	182,298	(48.3)%
Finance income	35,105	16,808	108.9%
Finance costs	(127,134)	(166,441)	(23.6)%
Other financial results - Net (loss) / gain of inflation effects on monetary items	(9,209)	2,421	(480.4)%
Financial results, net	(101,238)	(147,212)	(31.2)%
(Loss) / profit before income tax	(6,933)	35,086	(119.8)%
Income tax benefit / (expense)	174	57,015	(99.7)%
(Loss) / profit for the year	(6,759)	92,101	(107.3)%

Revenue

For the year ended December 31,	Sugar, Ethanol and Energy	Fertilizers	Crops	Rice	Dairy	Total
	(In thousands of $)
2025	656,868	31,147	241,587	214,216	283,916	1,427,734
2024	707,954	—	249,196	260,440	301,317	1,518,907

Revenue decreased 6.0%, from US$1,518.9 million for the year ended December 31, 2024, to US$1,427.7 million for the same period in 2025, primarily as a result of:
•a US$51.1 million decrease in our Sugar, Ethanol and Energy business, mainly due to: (i) a 12.5% decrease in average sugar price, from US$463.2 per ton for the year ended December 31, 2024 to US$405.5 per ton for the same period in 2025; and (ii) a 22.5% and 3.0% decrease in volumes of sugar and energy sold, respectively, driven by a 4.8% year-over-year decline in crushing volumes, combined with our strategy to prioritize ethanol production during the second half of 2025 given more favorable margins. As a result, sugar and energy volumes sold decreased from 845.8 thousand tons and 844.7 thousand MWh for the year ended December 31, 2024 to 655.2 thousand tons and 819.7 thousand MWh for the same period in 2025. These effects were partially offset by a 16.7% increase in ethanol volumes sold, from 550.3 thousand cubic meters for the year ended December 31, 2024 to 642.0 thousand cubic meters for the same period in 2025.
•a US$46.2 million decrease in our Rice segment, mainly driven by: (i) a 23.3% decrease in the price of white rice, from US$799.1 per ton for the year ended December 31, 2024 to US$613.0 per ton for the same period in 2025, partially offset by an 11.8% increase in total white rice volume sold, from 268.9 thousand tons for the year ended December 31, 2024 to 300.7 thousand tons for the same period in 2025; and (ii) a negative impact of US$2.9 million due to the application of hyperinflation accounting and translation to our Argentine operations for the year ended December 31, 2025, compared to a positive impact of US$12.2 million for the same period in 2024.
•a US$17.4 million decrease in our Dairy segment, mainly due to a negative impact of US$9.4 million from the application of hyperinflation accounting and translation to our Argentine operations for the year ended December 31, 2025, compared to a positive impact of US$17.2 million for the same period in 2024. In addition, average selling prices for final products decreased from US$0.76 per liter for the year ended December 31, 2024 to US$0.62 per liter for the same period in 2025. These effects were partially offset by higher volumes of equivalent raw milk sold, primarily from final products, increasing from 366.5 million liters for the year ended December 31, 2024 to 413.3 million liters for the same period in 2025.
•a US$7.6 million decrease in our Crops segment, mainly driven by: (i) a general decrease in commodity prices during the year ended December 31, 2025; and (ii) a negative impact of US$5.9 million from the application of hyperinflation accounting and translation to our Argentine operations for the year ended December 31, 2025, compared to a positive impact of US$13.1 million for the same period in 2024. These effects were partially offset by higher volumes sold, primarily driven by sunflower, which increased from 15.6 thousand tons in 2024 to 25.8 thousand tons in 2025, as well as higher peanut and wheat volumes, which increased from 36.4 thousand tons and 106.6 thousand tons in 2024 to 46.2 thousand tons and 123.5 thousand tons in 2025, respectively.

These effects were partially offset by:

•US$31.1 million of revenues generated by our Fertilizers business (following the acquisition of Profertil S.A. on December 18, 2025, we consolidated the results of operations of this business in our financial statements for a 13-day period from the acquisition date through December 31, 2025). Revenues were primarily driven by the sale of 52.9 thousand tons of urea at an average selling price of US$455 per ton, as well as 91 thousand tons of ammonia at an average selling price of US$911 per ton.

The following table sets forth the breakdown of sales for the years indicated.

	Year ended December 31,			Year ended December 31,			Year ended December 31,
	2025	2024	% Chg	2025	2024	% Chg	2025	2024	% Chg
	(In millions of $)			(In thousands of tons)			(In $ per ton)
Soybean	72.2	73.0	(1.0)%	247.5	225.7	9.7%	291.9	323.4	(9.7)%
Corn(1)	46.9	56.1	(16.4)%	270.9	302.5	(10.4)%	173.1	185.6	(6.7)%
Wheat(2)	23.0	22.9	0.3%	123.5	106.6	15.9%	186.4	215.1	(13.3)%
Peanut	59.9	59.3	1.1%	46.2	36.4	26.9%	1,297.9	1,631.3	(20.4)%
Sunflower	12.9	10.8	19.7%	25.8	15.6	65.4%	500.0	690.0	(27.5)%
Others	26.6	27.1	(1.7)%
Total	241.6	249.2	(3.1)%
(1) Includes sorghum.
(2) Includes barley.

The following table sets forth the breakdown of sales of manufactured products for the years indicated.

	For the year ended December 31,			For the year ended December 31,			For the year ended December 31,
	2025	2024	Chg %	2025	2024	Chg %	2025	2024	Chg %
	(in millions of $)			(in thousand units)			(in dollars per unit)
Ethanol (cubic meters)	337.6	265.2	27.3%	642.0	550.3	16.7%	525.8	481.8	9.1%
Sugar (tons)	265.7	391.7	(32.2)%	655.2	845.8	(22.5)%	405.5	463.2	(12.5)%
Energy (MWh)	37.2	33.8	10.1%	819.7	844.7	(3.0)%	45.4	40.0	13.4%
Others	16.4	17.3	(4.8)%
TOTAL	656.9	708.0	(7.2)%

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

Cost of revenue

For the year ended December 31,	Sugar, Ethanol and Energy	Fertilizers	Crops	Rice	Dairy	Total
	(In thousands of $)
2025	(482,747)	(22,184)	(231,429)	(191,870)	(250,277)	(1,178,507)
2024	(498,840)	—	(226,333)	(218,295)	(255,247)	(1,198,715)

For the agricultural produce sold to third parties (i.e., soybean, corn, wheat and fluid milk), the value of Cost of Revenue is equal to the value of Revenues. The profit of these products is fully recognized under the line items “Initial recognition and changes in fair value of biological assets and agricultural produce” and “Changes in net realizable value of agricultural produce after harvest.” When the agricultural produce is sold to third parties, we do not record any additional profit as the gain or loss has already been recognized.

The profit of our manufactured products sold to third parties (i.e., sugar, ethanol, energy, white rice, processed milk and peanut) is recognized when products are sold. The Cost of Revenue of these products includes, among others, the cost of the agricultural produce (i.e., harvested sugarcane and rough rice), which is the raw material used in the industrial process and is transferred internally from the farm to the industry at fair market value.
Cost of manufactured products sold, and services rendered decreased 1.7%, from US$1,198.7 million during the 12-month period ended December 31, 2024, to US$1,178.5 million for the same period in 2025. This decrease was primarily due to:
•a US$26.4 million decrease in our Rice segment, mainly driven by lower production costs due to a decline in rough rice prices, reflecting a regional oversupply, coupled with a positive impact of US$2.3 million from the application of hyperinflation accounting and translation to our Argentine operations for the year ended December 31, 2025, compared to a negative impact of US$10.0 million for the same period in 2024;
•a US$16.1 million decrease in our Sugar, Ethanol and Energy business, mainly due to an 8.4% year-over-year decline in total TRS equivalent produced. This decrease was primarily driven by lower sugarcane crushing volumes and reduced agricultural yields compared to the prior year, as a result of dry weather conditions and limited cumulative rainfall during 1Q25, with above-average rainfall in April supporting yield recovery but slowing our crushing pace; and
•a US$5.0 million decrease in our Dairy segment, mainly driven by lower production costs resulting from reduced raw milk sourcing prices, reflecting lower international commodity prices, coupled with a positive impact of US$8.4 million from the application of hyperinflation accounting and translation to our Argentine operations for the year ended December 31, 2025, compared to a negative impact of US$13.5 million for the same period in 2024.

These effects were partially offset by:

•US$22.2 million of cost of revenues from our Fertilizers business, corresponding to production sold during the 13-day period for which results of Profertil were consolidated; and
•a US$5.1 million increase in our Crops segment, primarily driven by higher volumes sold, consistent with the increase in revenues, partially offset by a positive impact of US$6.1 million from the application of hyperinflation accounting and translation to our Argentine operations for the year ended December 31, 2025, compared to a negative impact of US$12.4 million for the same period in 2024.

Initial Recognition and Changes in Fair Value of Biological Assets and Agricultural Produce

Year ended December 31,	Sugar, Ethanol and Energy	Fertilizers	Crops	Rice	Dairy	Total
	(In thousands of $)
2025	59,024	—	(1,748)	16,412	21,922	95,610
2024	41,166	—	33,050	53,436	15,429	143,081

Initial recognition and changes in fair value of biological assets and agricultural produce decreased 33.2%, from US$143.1 million for the year ended December 31, 2024, to US$95.6 million for the same period in 2025. This decrease was mainly due to:

- a US$37.0 million decrease in our Rice segment, from a gain of US$53.4 million for the year ended December 31, 2024 (US$27.1 million of which were realized gains) to a gain of US$16.4 million for the same period in 2025 (US$11.5 million of which were realized gains). This decrease was in turn due to:

•a US$18.5 million decrease in the recognition at fair value of harvested rice at the point of harvest, as adjusted for sales costs, from US$34.7 million for the year ended December 31, 2024 to a gain of US$16.2 million for the same period in 2025. Despite a 31.1% increase in yields, from 6.1 tons per hectare for the year ended December 31, 2024 to 8.0 tons per hectare for the same period in 2025, lower year-over-year gains were driven by lower rough rice prices, coupled with a negative impact of US$0.7 million from hyperinflation accounting and translation for our Argentine operations for the year ended December 31, 2025, compared to a positive impact of US$7.7 million for the same period in 2024. In addition, there was a US$10.2 million decrease in the fair value of non-harvested rice, from a US$11.1 million gain for the year ended December 31, 2024 to a gain of US$0.9 million for the same period in 2025, mainly driven by lower expected margins for the 2025/26 campaign.

- a US$34.8 million decrease in our Crops segment from a gain of US$33.1 million for the year ended December 31, 2024 (US$18.2 million of which were realized gains) to a loss of US$1.7 million for the same period in 2025 (US$0.2 million of which were realized losses). This decrease was in turn primarily due to:
•a US$29.3 million decrease in the recognition at fair value of harvested crops, as adjusted for sales costs, from a gain of US$26.9 million for the year ended December 31, 2024 to a loss of US$2.4 million for the same period in 2025, mainly driven by lower crop prices at harvest, mainly driven by lower crop prices at harvest, particularly in soybean, corn and wheat;

These effects were partially offset by:
- a US$6.5 million increase in our Dairy segment, from US$15.4 million for the year ended December 31, 2024 (including US$45.0 million of realized gains) to US$21.9 million for the same period in 2025 (including US$45.0 million of realized gains). This increase was mainly driven by lower cow nutrition costs due to operational efficiencies, coupled with lower crop prices.
- US$17.9 million increase in our Sugar, Ethanol and Energy segment, from US$41.2 million for the year ended December 31, 2024 (US$23.9 million of which were unrealized losses) to US$59.0 million for the same period in 2025 (including US$26.8 million of unrealized gains). This increase was mainly due to:

•a US$50.9 million increase in the recognition at fair value of non-harvested sugarcane, from a loss of US$23.9 million for the year ended December 31, 2024, to a gain of US$27.0 million for the same period in 2025, mainly driven by higher expected sugarcane productivity due to normalization of weather conditions; partially offset by a US$31.3 million decrease in the recognition at fair value of harvested sugarcane, from US$67.1 million for the year ended December 31, 2024 to US$35.8 million for the same period in 2025, mainly due to lower sugarcane prices (down 12.1% year-over-year) .

Changes in Net Realizable Value of Agricultural Produce after Harvest

Year ended December 31,	Sugar, Ethanol and Energy	Fertilizers	Crops	Rice	Dairy	Total
	(In thousands of $)
2025	(609)	—	7,091	(43)	—	6,439
2024	554	—	(22,436)	(6,555)	—	(28,437)
Changes in net realizable value of agricultural produce after harvest is mainly comprised of: (i) profit or loss from commodity price fluctuations during the period the agricultural produce is in inventory, which has an impact over its fair value; (ii) profit or loss from the valuation of forwards contracts related to agricultural produce in inventory; and (iii) profit from direct exports.
Changes in net realizable value of agricultural produce after harvest increased by US$34.9 million, from a loss of US$28.4 million for the year ended December 31, 2024 to a gain of US$6.4 million for the same period in 2025, primarily driven by an increase in crop prices after harvest, particularly soybean, following a temporary reduction in export taxes in Argentina, as well as the impact of local inflation on inventory valuations during 2025.
General and Administrative Expenses

For the year ended December 31,	Sugar, Ethanol and Energy	Fertilizers	Crops	Rice	Dairy	Corporate	Total
	(In thousands of $)
2025	(27,152)	(1,766)	(19,794)	(20,306)	(14,398)	(38,706)	(122,122)
2024	(25,179)	—	(20,139)	(18,280)	(12,687)	(27,595)	(103,880)

Our general and administrative expenses increased 17.6%, from US$103.9 million for the year ended December 31, 2024 to US$122.1 million for the same period in 2025. This increase was primarily driven by higher corporate expenses, mainly related to one-off financial and legal advisory costs associated with Tether’s acquisition and liability management transactions completed during 2025, including the issuance of our US$500 million 2032 notes and the tender offer to partially redeem our 2027 notes.

Selling Expenses

For the year ended December 31,	Sugar, Ethanol and Energy	Fertilizers	Crops	Rice	Dairy	Corporate	Total
	(In thousands of $)
2025	(71,988)	(3,506)	(19,109)	(32,007)	(34,146)	(378)	(161,134)
2024	(73,804)	—	(18,300)	(32,506)	(29,593)	721	(153,482)

Selling expenses increased 5.0%, from US$153.5 million for the year ended December 31, 2024 to US$161.1 million for the same period in 2025. This increase was primarily driven by higher Dairy sales volumes, with equivalent raw milk sold increasing from 366.5 million liters for the year ended December 31, 2024 to 413.3 million liters for the same period in 2025, which resulted in increased distribution and logistics costs.

Other Operating Income, Net

For the year ended December 31,	Sugar, Ethanol and Energy	Fertilizers	Crops	Rice	Dairy	Corporate	Total
	(In thousands of $)
2025	9,432	(519)	12,346	5,387	(112)	(249)	26,285
2024	23,303	—	(5,052)	(18,340)	4,614	299	4,824
Other operating income increased from US$4.8 million for the year ended December 31, 2024, to US$26.3 million for the same period in 2025, primarily due to:

•a US$23.7 million increase in our Rice segment, mainly driven by a lower fair value loss on investment properties, primarily reflecting lower inflation levels during the year ended December 31, 2025 compared to the same period in 2024.

•a US$17.4 million increase in our Crops segment, primarily reflecting the recognition of insurance proceeds related to a fire that affected a warehouse cell at our peanut facility in the Province of Córdoba in 2024. Following the incident, the Company recognized impairment losses in 2024 of approximately US$12.0 million on inventories and US$2.0 million on property, plant and equipment. The related insurance recovery was received during 2025 and recognized in Other Operating Income. These proceeds relate to a non-recurring event.

These effects were partially offset by a US$13.9 million decrease in our Sugar, Ethanol and Energy segment, primarily due to the recognition of extraordinary tax credits in 2024 related to PIS-COFINS.

Financial Results, Net
Our financial results, net totaled a loss of US$101.2 million for the year ended December 31, 2025, compared to a loss of US$147.2 million for the same period in 2024. This variation was primarily driven by foreign exchange gains of US$5.8 million in 2025, compared to foreign exchange losses of US$37.6 million in 2024, reflecting movements of our functional currencies against the U.S. dollar, particularly in our Argentine and Brazilian operations. In addition, cash flow hedge transfers from equity resulted in a loss of US$28.7 million for the year ended December 31, 2024, compared to nil for the same period in 2025.

These effects were partially offset by higher interest expenses, which increased from US$40.9 million for the year ended December 31, 2024 to US$72.5 million for the same period in 2025, primarily due to higher gross debt levels.

The following table sets forth the breakdown of financial results for the periods indicated.

	Year ended December 31,
	2025	2024
	(In thousand of $)		% Change
Interest income	26,980	16,048	68.1%
Interest expense	(72,535)	(40,869)	77.5%
Finance Cost - Right-of-use Assets	(38,550)	(32,938)	17.0%
Foreign exchange gain/(losses), net	5,826	(37,569)	(115.5)%
Cash flow hedge – transfer from equity	—	(28,650)	(100.0)%
Gain from interest rate /foreign exchange rate derivative financial instruments	1,788	(9,347)	(119.1)%
Taxes	(6,059)	(7,572)	(20.0)%
Other Income	(9,479)	(8,736)	8.5%
Other financial results - Net gain of inflation effects on the monetary items	(9,209)	2,421	(480.4)%
Total Financial Results	(101,238)	(147,212)	(31.2)%
Income Tax benefit
Current income tax totaled a benefit of US$174 thousand for the year ended December 31, 2025, compared to a benefit of US$57.0 million for the same period in 2024.
In 2025, income tax calculated at the tax rates applicable in the countries where we operate amounted to a benefit of US$2.2 million. Income tax expense has been adjusted for (i) a US$19 million expense related to the application of IAS 29 to the shareholders’ equity of our Argentine Subsidiaries; (ii) non-taxable income of US$3.6 million related to a supplementary law in Brazil (Lei Complementar or “Supplementary Law”) which provides for ICMS tax benefits granted by the Brazilian Government with the objective of subsidizing investments by excluding such grants from the calculation of tax benefits; and (iii) the recognition of unused tax losses for US$7.6 million, mainly by our Argentine subsidiaries resulting from tax inflation adjustments (See Note 10 to our Consolidated Financial Statements).
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
Profit for the Year

As a result of the foregoing, we reported a net loss of US$6.8 million for the year ended December 31, 2025, compared with net income of US$92.1 million for the year ended December 31, 2024

Year Ended December 31, 2024, as compared to year ended December 31, 2023

See “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024 for a comparative discussion for the years ended December 31, 2024 and 2023.

Reconciliation of non-IFRS measures:

Below are reconciliations of non-IFRS measures related to our consolidated statements of income. See “Presentation of Financial And Other Information—Non-IFRS Financial Measures.”

The following tables show a reconciliation of Adjusted Segment EBITDA to our segments’ profit / (loss) from operations before financing and taxation, the most directly comparable IFRS financial measure, and a reconciliation of Adjusted

Consolidated EBITDA to our net profit (loss) for the year, the most directly comparable IFRS financial measure, for each of the years ended December 31, 2025, 2024 and 2023.

	For the year ended December 31, 2025
	Sugar, Ethanol and Energy	Fertilizers	Crops	Rice	Dairy	Farming Subtotal	Corporate	Total
	(In thousands of $)
Adjusted Segment EBITDA (unaudited)
Profit/(Loss) from Operations as per Segment Information	142,828	3,172	(12,600)	(8,845)	7,647	(13,798)	(40,785)	91,417
Net (gain) from Fair value adjustment of investment property as per Segment Information	—	—	—	(3,366)	—	(3,366)	—	(3,366)
Reverse of revaluation surplus derived from the disposals of assets before taxes	—	—	—	—	—	—	—	—
Insurance (recovery) of assets destroyed by fire	—	—	(11,353)	—	—	(11,353)	—	(11,353)
Adjusted Segment EBIT (unaudited)(1)	142,828	3,172	(23,953)	(12,211)	7,647	(28,517)	(40,785)	76,698
Depreciation of Property, plant and equipment and amortization of Intangible Assets as per Segment Information	148,710	2,922	5,993	22,384	17,957	46,334	2,043	200,009
Adjusted Segment EBITDA (unaudited)(1)	291,538	6,094	(17,960)	10,173	25,604	17,817	(38,742)	276,707
Reconciliation to Profit
Profit for the year								(6,759)
Income tax expense								(174)
Interest expense, net								45,555
Foreign exchange, net								(5,826)
Other financial results - Net (gain) of inflation effects on the monetary items								9,209
Other financial results, net								52,300
Combined effects of IAS 29 and IAS 21 of the Argentine subsidiaries of Profit from operations								(2,888)
Revaluation surplus derived from the disposals of assets before taxes								—
Net (gain) from Fair value adjustment of investment property as per Segment Information								(3,366)
(Insurance recovery) / Impairment of assets destroyed by fire								(11,353)
Adjusted Consolidated EBIT (unaudited) (1)								76,698
Depreciation of Property, Plant and Equipment and amortization of Intangible Assets as per Segment Information								200,009
Adjusted Consolidated EBITDA (unaudited)(1)								276,707
(1)See “Presentation of Financial and Other Information” for the definitions of “Adjusted Segment EBIT,” “Adjusted Consolidated EBIT,” “Adjusted Segment EBITDA” and “Adjusted Consolidated EBITDA.”

	For the year ended December 31, 2024
	Sugar, Ethanol and Energy	Crops	Rice	Dairy	Farming Subtotal	Corporate	Total
	(In thousands of $)
Adjusted Segment EBITDA (unaudited)
Profit/(Loss) from Operations as per Segment Information	175,154	(10,380)	17,250	21,504	28,374	(24,422)	179,106
Bargain purchase gain on acquisition as per Segment Information		—	—	—	—		—
Net loss from Fair value adjustment of investment property	—	588	18,137	—	18,725	—	18,725
Reverse of revaluation surplus derived from the disposals of assets before taxes	—	9,024	—	—	9,024	—	9,024
Impairment of assets destroyed by fire	—	14,162	—	—	14,162	—	14,162
Adjusted Segment EBIT (unaudited)(1)	175,154	13,394	35,387	21,504	70,285	(24,422)	221,017
Depreciation and amortization	189,006	5,698	14,798	12,219	32,715	1,523	223,244
Adjusted Segment EBITDA (unaudited)(1)	364,160	19,092	50,185	33,723	103,000	(22,899)	444,261
Reconciliation to Profit
Profit for the year							92,101
Income tax expense							(57,015)
Interest expense, net							24,821
Foreign exchange, net							37,569
Other financial results - Net loss of inflation effects on the monetary items							(2,421)
Other financial results, net							87,243
Combined effects of IAS 29 and IAS 21 of the Argentine subsidiaries of Profit from operations							(3,192)
Revaluation surplus derived from the disposals of assets before taxes							9,024
Net loss from Fair value adjustment of investment property							18,725
Impairment of assets destroyed by fire							14,162
Adjusted Consolidated EBIT (unaudited)(1)							221,017
Depreciation and amortization							223,244
Adjusted Consolidated EBITDA (unaudited)(1)							444,261
(1)See “Presentation of Financial and Other Information” for the definitions of “Adjusted Segment EBIT,” “Adjusted Consolidated EBIT,” “Adjusted Segment EBITDA” and “Adjusted Consolidated EBITDA.”

	For the year ended December 31, 2023
	Sugar, Ethanol and Energy	Crops	Rice	Dairy	Farming Subtotal	Corporate	Total
		(In thousands of $)
Adjusted Segment EBITDA (unaudited)
Profit/(Loss) from Operations as per Segment Information	219,734	8,603	33,891	17,572	60,066	(23,675)	256,125
Net loss from fair value adjustment of investment property	—	(10,199)	(1,176)	—	(11,375)	—	(11,375)
Reverse of revaluation surplus derived from the disposals of assets before taxes	—	20,245	—	—	20,245	—	20,245
Adjusted Segment EBIT (unaudited)(1)	219,734	18,649	32,715	17,572	68,936	(23,675)	264,995
Depreciation and amortization	175,903	8,330	15,154	10,913	34,397	1,275	211,575
Adjusted Segment EBITDA (unaudited)(1)	395,637	26,979	47,869	28,485	103,333	(22,400)	476,570
Reconciliation to Profit
Profit for the year							226,721
Income tax benefit							78,673
Interest expense, net							24,772
Foreign exchange, net							(90,930)
Other financial results - Net (gain) of inflation effects on the monetary items							(28,816)
Other financial results, net							31,145
Combined effects of IAS 29 and IAS 21 of the Argentine subsidiaries of Profit from operations							14,560
Revaluation surplus derived from the disposals of assets before taxes							20,245
Net (gain) from Fair value adjustment of investment property							(11,375)
Adjusted Consolidated EBIT (unaudited)(1)							264,995
Depreciation and amortization							211,575
Adjusted Consolidated EBITDA (unaudited)(1)							476,570
(1)See “Presentation of Financial and Other Information” for the definitions of “Adjusted Segment EBIT,” “Adjusted Consolidated EBIT,” “Adjusted Segment EBITDA” and “Adjusted Consolidated EBITDA.”

Adjusted Net Income
	2025	2024	2023
	(In thousands of $)
(Loss) / profit for the year	(6,759)	92,101	226,721
Foreign exchange gains, net	(5,826)	37,569	(90,930)
Cash flow hedge – transfer from equity	—	28,650	36,863
Other financial results - Net (gain) / loss of inflation effects on monetary items	9,209	(2,421)	(28,816)
Net (gain) / loss from fair value adjustment of investment property	(3,312)	23,375	(10,620)
Impairment of assets destroyed by fire	(11,295)	14,259	—
Revaluation surplus of farmland sold	—	9,024	20,245
Adjusted Net income	(17,983)	202,557	153,463

Adjusted Free Cash Flow	2025	2024	2023
	(In thousands of $)
Net cash generated from operating activities	308,518	434,907	370,026
Net cash used in investing activities	(922,944)	(111,552)	(299,264)
Interest paid	(48,712)	(55,476)	(44,788)
Lease payments	(103,945)	(104,097)	(91,175)
Dividends paid to non-controlling interest	(95)	—	(358)
Short-term investments	17,419	(14,510)	(35,610)
Reversal of Expansion Capital expenditures (unaudited)	789,071	104,067	67,119
Other financial income	(5,890)	(238)	(54,687)
IAS 29 & IAS 21 effect for operating Activities	(8,629)	102,797	16,383
IAS 29 & IAS 21 effect for investing Activities - less the effect over gains on bond arbitrage transactions included in Other financial income	3,458	7,273	10,635
IAS 29 & IAS 21 effect for Interest Paid	1,433	(9,395)	8,253
IAS 29 & IAS 21 acquisition of short-term investments	1,827	(2,034)	—
Adjusted Free Cash Flow from Operations (unaudited)	31,511	351,742	(53,466)
Expansion Capital expenditures (unaudited)	(789,071)	(104,067)	(67,119)
Adjusted Free Cash Flow (unaudited)	(757,560)	247,675	(120,585)

Reconciliation - Net Debt	2025	2024	2023
	(In thousands of $)
Total Borrowings	1,593,009	779,556	904,949
Cash and cash equivalents	(383,150)	(211,244)	(339,781)
Restricted short-term investments	(89,826)	(46,097)	(62,637)
Net Debt (unaudited)	1,120,033	522,215	502,531

Indebtedness	2025	2024	2023
	(In thousands of $)
Net Debt (unaudited)	1,120,033	522,215	502,531
Net Debt / Adjusted Consolidated EBITDA (unaudited)	4.05 x	1.18 x	1.05 x
Reconciliation of Adjusted Free Cash Flow to Net increase/(decrease) in Cash and Cash Equivalents

	2025	2024	2023
	(In thousands of $)
Net increase/(decrease) in cash and cash equivalents	171,348	(177,234)	114,612
Interest Paid	(48,712)	(24,629)	(55,476)
Lease Payments	(103,945)	(98,478)	(104,097)
Dividends paid to non-controlling interest	(95)	(736)	—
Restricted short-term investment	17,419	(14,510)	(35,610)
Other financial income	(5,890)	(238)	(54,687)
Net cash used in financing activities	(785,774)	274,000	208,743
IAS 29 & IAS 21 effect for operating activities	(8,629)	102,797	16,383
IAS 29 & IAS 21 effect for investing activities	3,458	7,273	10,635
IAS 29 & IAS 21 effect for interest paid	1,433	(9,395)	8,253
IAS 29 & IAS 21 acquisition of short-term investments	1,827	(2,034)	—
Adjusted Free Cash Flow (unaudited)	(757,560)	56,816	108,756

 Reconciliation of Adjusted Free Cash Flow from operations to Net increase/(decrease) in Cash and Cash Equivalents

	2025	2024	2023
	(In thousands of $)
Net increase/(decrease) in cash and cash equivalents	171,348	(177,234)	114,612
Expansion Capital Expenditures (unaudited)	789,071	104,067	67,119
Interest Paid	(48,712)	(24,629)	(55,476)
Lease payments	(103,945)	(98,478)	(104,097)
Dividends paid to non-controlling interest	(95)	(736)	—
Restricted short-term investment	17,419	(14,510)	(35,610)
Other financial income	(5,890)	(238)	(54,687)
Net cash used in financing activities	(785,774)	274,000	208,743
IAS 29 & IAS 21 effect for operating activities	(8,629)	102,797	16,383
IAS 29 & IAS 21 effect for investing activities	3,458	7,273	10,635
IAS 29 & IAS 21 effect for interest paid	1,433	(9,395)	8,253
IAS 29 & IAS 21 acquisition of short-term investments	1,827	(2,034)	—
Adjusted Free Cash Flow from operations (unaudited)	31,511	160,883	175,875

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

Years ended December 31, 2025 and 2024
The table below reflects our statements of Cash Flow for the fiscal years ended December 31, 2025 and 2024.

		Year ended December 31,
		2025	2024
		(in thousands of $)
Cash and cash equivalents at the beginning of the year		211,244	339,781
Net cash generated from operating activities	(1)	308,518	328,331
Net cash used in investing activities	(2)	(922,944)	(231,565)
Net cash used from financing activities	(3)	785,774	(274,000)
Effect of exchange rate changes and inflation on cash and cash equivalents	(4)	558	48,697
Cash and cash equivalents at the end of the year		383,150	211,244

The table below reflects the combined effect of IAS 29 and IAS 21 of our Argentine subsidiaries on each of the following line items for the fiscal years ended December 31, 2025 and 2024; numbered with relevant footnotes:

		Year ended December 31,
		2025	2024
		(in thousands of $)
(1)	Operating activities	8,629	(102,797)
(2)	Investing activities	(3,466)	(7,168)
(3)	Financing activities	(2,624)	71,386
(4)	Effects of exchange rate changes and inflation on cash and cash equivalents	(2,539)	38,579
Operating Activities
Year ended December 31, 2025

For the year ended December 31, 2025, net cash generated by operating activities amounted to $308.5 million. During the year, we reported a net loss of $6.8 million. This result included significant non-cash charges, primarily depreciation of property, plant and equipment and right-of-use assets totaling $271.5 million, as well as interest and other financial expenses, net, of $89.8 million. These effects were partially offset by an unrealized gain of $13.4 million from the initial recognition and changes in fair value of non-harvested biological assets, a $6.1 million tax credit recognized in Brazil, and foreign exchange gains of $5.8 million.

Additionally, changes in operating assets and liabilities resulted in a net decrease in cash of $27.2 million, mainly due to an increase in trade and other receivables, an increase in biological assets, and a decrease in trade and other payables. Income tax paid during the year totaled $2.4 million.

Net cash generated by operating activities for 2025 includes a positive combined effect of $8.6 million resulting from the application of IAS 29 and IAS 21 by our Argentine subsidiaries.
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
Investing Activities
Year ended December 31, 2025

Net cash used in investing activities totaled $922.9 million for the year ended December 31, 2025, primarily as a result of the acquisition of a 90% interest in Profertil. As of year-end, we had paid $676.0 million related to this transaction, net of cash acquired. Additional investments included $124.4 million related to the renewal and expansion of our sugarcane plantation. Net inflows from investing activities were mainly related to interest received and other items totaling $28.8 million, and proceeds from the sale of farmlands and other assets amounting to $8.0 million.

Net cash used in investing activities for 2025 includes a negative combined effect of $3.5 million resulting from the application of IAS 29 and IAS 21 by our Argentine subsidiaries.
Year ended December 31, 2024
Net cash used in investing activities totaled $231.6 million for the year ended December 31, 2024, primarily due to an investment of $132.9 million related to the renewal and expansion of our sugarcane plantation, a $146.6 million investment for the purchase of agricultural and industrial equipment, related to harvesting machinery in our Sugar, Ethanol and Energy business, payment of the last installment of our acquisition of Viterra’s mill in Argentina and Uruguay and the construction of a new warehouse for our dairy products at our Chivilcoy facility. Net inflows from investing activities were related to proceeds from the sale of farmlands and other assets for $25.6 million and disposals of short term investments, net of acquisitions for $14.5 million.
Net cash used in investing activities in 2024 includes a $7.2 million negative combined effect resulting from the application of IAS 29 and IAS 21 by our Argentine subsidiaries.
Financing Activities
Year ended December 31, 2025
Net cash generated by financing activities amounted to $785.8 million for the year ended December 31, 2025. This was primarily driven by the issuance of 42.5 million shares at a price of $7.25 per share, generating net proceeds of approximately $303.7 million, the issuance of senior notes due 2032 for $496.8 million, and the incurrence of a new long-term loan with Rabobank totaling $200.0 million. These inflows were partially offset by repayments of long- and short-term borrowings totaling $470.3 million, including a cash tender offer for the 2027 notes for $150.9 million. Additional outflows included lease payments of $103.9 million, reflecting an increase in planted area and price per hectare, as well as distributions to shareholders totaling $45.2 million, consisting of $10.2 million in share repurchases and $35.0 million in cash dividends. Interest paid during the year totaled $48.7 million.
Net cash generated by financing activities includes a negative combined effect of $2.6 million resulting from the application of IAS 29 and IAS 21 by our Argentine subsidiaries, of which $1.4 million relates to interest paid.
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
Net cash used in financing activities includes a $71.4 million positive combined effect resulting from the application of IAS 29 and IAS 21 by our Argentine subsidiaries, $9.4 million of which is over interest paid.

Capital Expenditure Commitments
As of December 31, 2025, we had no material commitments for capital expenditures.
Cash and Cash Equivalents
Historically, since our cash flows from operations were insufficient to fund our working capital needs and investment plans, we funded our operations with proceeds from short-term and long-term indebtedness and capital contributions from existing and new private investors. In 2011, we raised $421.8 million from our IPO and simultaneous private placement. In December 2025, we issued 42.5 million shares at a price of $7.25 per share, generating net proceeds of $303.7 million net of transaction cost. As of December 31, 2025, our cash and cash equivalents amounted to $383.2 million.
We believe that our current cash and cash equivalents, together with cash generated from operations and available credit facilities, are sufficient to meet our working capital and capital expenditure requirements for the foreseeable future.
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

In recent years, we have been developing a seedling production method called “MPB” (Muda Pre Brotada or Pre-Sprout Seedling). This method consists of making the seedling sprout in a greenhouse and planting it directly on the fields, instead of the traditional planting of billets (sugarcane stalk pieces). Two main goals are pursued through this technique: the quick introduction of new promising and healthy varieties of seeds and the reduction of planting cost, by using much less volume of planting seedling per hectare. In addition, and because of this, more land can be used for sugarcane milling, instead of using sugarcane for seedling purposes. In 2023, we produced 24 million MPB inputs, enough to plant 2,062 hectares of sugarcane. In 2024, we reached 26 million MPB inputs, used to plant 1,992 hectares of sugarcane. The number increased in 2025 to 27 million MPB inputs, used to plant 2,150 hectares of sugarcane.

We are also developing vinasse-to-biogas technology in our cluster in Mato Grosso do Sul (for more detail, see “Item 4. Information of the Company—A. Business Overview—Operations and Principal Activities—Sugar, Ethanol and Energy Business”). In 2017, we obtained a patent to produce biogas from sugarcane vinasse. After years of successful trials, we are scaling biomethane production, which could be used as an alternative source of fuel for adapted vehicles. We are also doing some tests in our sugar freights and exploring the possibility of producing biodiesel. In the industry, we have recently implemented AI alongside an automation process, which is based on real-time optimization. By assessing mass balance and measuring key performance indicators every 10 seconds, the system helps us enhance our efficiency all along the industrial processes. We use data analysis tools powered by internet-of-things (“IoT”) devices, with information stored in the cloud to build a database that leverages AI to identify operational optimization points with the purpose of increasing productivity and reducing costs.

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

Since 2008, we have developed and commercialized new rice varieties. SCS121 CL, developed in collaboration with BASF, incorporates Clearfield® technology, which provides tolerance to herbicides used to control problematic weeds. In 2020, we registered a new variety, ITA CAABO 109, specifically adapted to the center-south rice-growing region of Argentina. In 2022, we registered the variety ITA CAABO 111 FL, which offers high grain quality and strong yield potential across Argentina’s rice-producing regions. In 2025, we registered two additional cultivars: ITA CAABO 360 CL, a long-grain rice variety with Clearfield® technology, characterized by high yield potential and strong grain quality; and ITA CAABO 754 FL, the first long-wide grain rice cultivar developed by our seed unit. With respect to the intellectual property of our seeds, we operate in accordance with the standards established by the Argentine Association of Plant Variety Protection.
As it relates to pest management, we are testing the use of biological treatments that enable us to control diseases and replace chemical products. We have extended the use of Trichoderma and Bacillus, examples of these biological solutions, to over 40 thousand hectares during the 2025/26 harvest season.

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

Item 6.    Directors, Senior Management and Employees
A.DIRECTORS AND SENIOR MANAGEMENT
Board of Directors
The following table sets forth information for our directors as of the date of this annual report:

Name	Position (*)	Date of appointment	Age	Year term expires
Juan Sartori	Executive Chairman	2025	45	2028
Mariano Bosch	Director/CEO	2025	56	2028
Kyril Robert Leonid Louis-Dreyfus	Director	2025	28	2027
Christian Ferdinando Emilio De Prati	Director	2025	56	2027
Andres Eduardo Larriera	Director	2026	53	2029
Oscar Alejandro Leon Bentancor	Director	2026	67	2029
Manuela Vaz Artigas	Director	2025	49	2028
Ivo Andrés Sarjanovic	Director	2026	59	2029
Manuela Vaz Artigas, Ivo Andrés Sarjanovic, Kyril Robert Leonid Louis-Dreyfus, Christian Ferdinando Emilio De Prati, Andres Eduardo Larriera and Oscar Alejandro Leon Bentancor qualify as independent directors in accordance with NYSE standards.
A description of the main tasks currently performed by each director as well as a description of each director’s employment history and education follows:
Juan Sartori. Mr. Sartori is the Chairman and founder of Union Group International Holdings, a privately owned investment and private equity management firm with significant strategic interests in Latin America, including the agricultural, energy, forestry, infrastructure and real estate sectors. He established Union Group in 2007, and since its incorporation, Union Group and its subsidiaries have completed numerous transactions, expanding its portfolio of private and public investments. Mr. Sartori is a co-owner of Sunderland A.F.C., Vice-President of AS Monaco Football Club, and a board member of the European Club Association and the Professional Football League (LFP) in France. He served as a Senator of the Uruguayan Parliament from February 15, 2020 to February 15, 2025. Mr. Sartori holds a Bachelor’s degree in Business and Economics from École des Hautes Études Commerciales de Lausanne.
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
Kyril Robert Leonid Louis-Dreyfus. Mr. Louis-Dreyfus is a descendant of the founder of the Louis Dreyfus Group, whose family foundation remains the controlling shareholder of Louis Dreyfus Company. After completing his studies in Switzerland, he co-founded Bia Sports Group, a sports investment platform that owns Sunderland A.F.C. and the rights to the FIM World Supercross Championship. He is also the founder of Narion Holding AG, a Swiss-based holding company with investments in private equity, real estate and venture capital.
Christian Ferdinando Emilio De Prati. Dr. De Prati holds a degree in political economy and a doctorate in economics from the University of Zurich. His experience includes corporate governance, investment banking, real estate and philanthropy. He currently serves as a member of the Board of Directors and the Audit & Risk Committee of Rothschild & Co. Bank AG and is a member of the Board of Advisors of the Center for Innovation and Sustainability in Business. He has previously served on the boards of Sterling Strategic Value, Channel Plus AG, Peach Property Group, Lastminute.com and Cornèr Bank Group. Dr. De Prati also served as CEO and Country Head Switzerland at Bank of America Merrill Lynch. He was named a Young Global Leader by the World Economic Forum.
Andres Eduardo Larriera. Mr. Larriera is Managing Director of Aldwych Advisors, a London-based strategic advisory firm he founded in 2019, providing commercial and operational support for acquisitions and corporate transformations. He also serves on the Boards of Flow Management Industries UK (the Company’s parent company) and six UK sub-holding companies, roles he has held since 2020. Mr. Larriera formerly held several executive leadership roles at Hitachi from 2009 to 2017, including serving on Hitachi Europe Executive Committee as Head of the Smart Cities Energy Business Group, from 2012 to 2017. During his tenure at Hitachi, he founded the Smart Grid Venture in 2010 and subsequently established and led the expansion of the Smart Cities Energy business from 2012. He worked closely with the EU, as well as the governments of the UK and Japan, to unlock strategic investments in smart energy systems through pioneering UK client engagements. He was also part of the founding management team at Hitachi Consulting UK from 2006 to 2009, where he played a key role in launching consulting operations and driving fee revenue growth across the UK, Belgium and Japan. From 2003 to 2006, he served as Director of Operations and Practice Lead at The Evaluation Partnership (TEP), later acquired by Tetra Tech Coffey, where he built a successful policy evaluation and strategy practice, and held principal operational responsibility for EMEA—primarily serving the European Commission and other regional clients. Earlier in his career, Mr. Larriera was a Management Consultant at Accenture across Argentina, Mexico and Spain, and formerly he worked at the Ministry of Finance of Argentina. He holds a degree in Business Administration from the Universidad de Buenos Aires, an MSc in Public Policy from the London School of Economics, and completed an Executive Management Program at Wharton. He is a Chevening Scholar and holds dual Argentine and British citizenship.
Oscar Alejandro Leon Bentancor. Mr. León is a Certified Public Accountant with over 30 years of experience in financial management, project finance and risk analysis across industries including agriculture, mining, and hydropower, providing strategic financial leadership to public companies. He has extensive experience with the U.S. and Canadian GAAP, IFRS, SEC and TSX reporting, and regulatory compliance. He has served as Chief Financial Officer and board member of several organizations, including ICC Labs, Biomind Labs, SX Global United Ltd., Union Agriculture Group and Union Group Ventures. He holds a CPA certification from Universidad de la República Oriental de Uruguay and has completed advanced training at Harvard University, as well as executive environmental management studies at Universidad ORT Uruguay.
Manuela Vaz Artigas. Mrs. Artigas is an independent board member of Adecoagro, Pague Menos SA and Solar Coca Cola, where she participates and leads a series of committees. In these companies, she has worked on strategy, reorganizations, restructuring, IPO and M&A matters. Her previous roles include CEO of Calila Investimentos, board member of LWSA, Banco BMG and JCC and partner of McKinsey & Company. Mrs. Artigas holds a degree in Economics from Unicamp with an MBA from the Anderson Business School at the University of California Los Angeles, where she graduated as a member of the Anderson Business Society and received the Fred Weston Excellence in Finance Award. Mrs. Artigas is a Brazilian citizen.
Ivo Andrés Sarjanovic. Mr. Sarjanovic has been a member of the Company’s Board of Directors since 2018. Mr. Sarjanovic is also currently serving as non-executive Board member of Sucafina S.A and Minerva Foods. He is an external advisor of the Board on commodity issues at the Arab Bank of Switzerland. Further, Mr. Sarjanovic is a a lecturer at the University of Geneva’s Master in Commodities program, at Universidad Di Tella’s Master of Finances program, at Universidad Austral's Master of Agribusiness and is an Associated Fellow at the Erasmus Commodity & Trade Centre in Rotterdam. Mr. Sarjanovic served as the Chief Executive Officer of Alvean until 2017, during which time he led the company to become the biggest sugar trader in the world. Previously, Mr. Sarjanovic served for more than 25 years at Cargill International, where he commenced his career as trader in the Grain and Oilseeds business. From 2011 to 2014 Mr. Sarjanovic held the position of Vice-president and World Manager of Cargill Sugar Operations, playing a leading role in the radical transformation of the organization that led to the strategic decision to spin-off the sugar business of Cargill in 2014, creating Alvean Sugar SL, a joint venture with Copersucar, Brazil. Between 2007 and 2011, he was also the Africa and Middle East General Manager of Agriculture at Cargill. While in Cargill he also held the position of Vice-president and Global Trading Manager of Oilseeds in Geneva between 2000 and 2011, coordinating worldwide trading and crushing activities. Mr. Sarjanovic holds a B.A. in Accounting, from the National University of Rosario, Argentina and a Master’s in Economics from Universidad Francisco Marroquin, in Spain. Additionally, he completed executive studies at IMD in Lausanne, Oxford University and Harvard Business School. Mr. Sarjanovic is an Argentine, Italian and Swiss citizen.

Senior Management
The following table shows certain information with respect to our Executive Officers as of the date of this annual report:

Name	Position	Year Designated	Age
Mariano Bosch	Chief Executive Officer & Co-founder	2002	56
Emilio F. Gnecco	Chief Financial Officer	2023	50
Renato Junqueira Santos Pereira	VP of the Sugar, Ethanol and Energy Business	2014	49

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

In addition, the table below provides certain information regarding other members of our Senior Management as of the date of this annual report:

Name	Position	Year Designated	Age
Marcos Sabelli	VP of the Fertilizers Business	2026	56
Mario José Ramón Imbrosciano	VP Consumer Goods & Business Development	2003	56
Leonardo Berridi	VP Business Development Brazil	2004	66
Ezequiel Garbers	VP of the Crops & Rice Businesses	2004	59

Marcos Sabelli. Mr. Sabelli has served as VP of the Fertilizer business and has been a member of Adecoagro’s Senior Management since 2026. Before joining Adecoagro, he was appointed General Manager of Profertil by YPF, Argentina’s largest oil and gas producer and former shareholder of Profertil. Previously, Mr. Sabelli served as YPF’s VP of Strategy and Business Development until September 2022. He has over 25 years of experience in the oil industry, having joined YPF’s La Plata Industrial Complex in 1994. He holds a degree in Petroleum Engineering and a Master’s in Petroleum and Natural Gas Economics from the Instituto Tecnológico de Buenos Aires (ITBA), as well as a diploma in Maritime Transport and Crude Oil Trade from the University of Cambridge and a diploma from the Executive Development Program at IAE Business School.

Mario José Ramón Imbrosciano. Mr. Imbrosciano is the VP of our Consumer Goods and Business Development Departments for all operations in Argentina and Uruguay where he oversees all new business initiatives, and a member of Adecoagro’s Senior Management since 2003. He has over 30 years of experience in farm management and agriculture production. In addition, from 2022 he is in charge of the development of the Consumer Goods area within the company. Prior to joining Adecoagro, Mr. Imbrosciano was the Chief Operating Officer of Beraza Hnos. S.C., a farming company that owns farms in the humid pampas region of Argentina. He was in charge of production, commercialization and logistics for a 60,000 hectare operation. Mr. Imbrosciano has also worked as a private consultant for various clients. Mr. Imbrosciano received a degree in Agricultural Production Engineering from the Argentine Catholic University and holds a Masters in Business Administration from the Instituto de Altos Estudios of the Universidad Austral.

Leonardo Raúl Berridi. Mr. Berridi is our VP of Business Development and, prior to the Reorganization, had been Adecoagro’s Country Manager for Brazil since the beginning of its operations in Brazil and a member of Adecoagro’s Senior Management since 2004. Mr. Berridi has over 38 years of international experience in agricultural business. Prior to joining us, Mr. Berridi was Vice President of Pago Viejo S.A., a company dedicated to agriculture production and dairy farming in Argentina. He also worked for Trans-Continental Tobacco Corporation as Chief Operating Officer of Epasa (Exportadora de Productos Agrarios S.A.), a company dedicated to producing, processing and exporting tobacco in the northeast and northwest of Argentina, and Production Manager of World Wide Tobacco España S.A. in the Caceres and Zamora provinces in Spain. Mr. Berridi holds a degree in Forestry Engineering from the Universidad Nacional de La Plata.
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

B.COMPENSATION
Compensation of Directors and Executive Officers

The compensation of the Company’s directors is approved annually at the ordinary general shareholders’ meeting. In 2025, the aggregate compensation earned by our directors consisted of 36,085 restricted stock shares and $440 thousand in cash. In 2026, the aggregate compensation approved for our directors consists of 34,884 restricted stock shares and $420 thousand in cash. In addition, board members serving as chair of any committee are entitled to additional annual cash compensation of $20,000. The amounts described above exclude the cash and restricted share compensation of Mr. Mariano Bosch and Mr. Juan Sartori, both of whom declined such compensation.

With respect to our executive officers, the compensation package is divided into fixed compensation, namely base salary (26% of total) and variable compensation (74% of total). Within the variable compensation, 29% is cash bonus (short term incentive) and 71% is restricted shares (long term incentive). The cash bonus can be settled in cash or in restricted shares. The aggregate variable compensation package of our executive officers for year 2025 amounted to 878,203 restricted shares granted to our senior management. These grants were made under the Adecoagro Restricted Share and Restricted Stock Unit Plan, as amended. See “—E. Share Ownership—Share Options and Restricted Share and Restricted Stock Unit Plan.” Annual cash bonuses are designed to incentivize our named executive officers at a variable level of compensation based on the Company’s financial and operating performance and each executive’s individual performance. Annual executive cash bonuses and stock unit awards are based on seniority and individual executive performance. 60% of variable performance is related to achievement of financial targets consisting of Adjusted EBITDA, Adjusted Free Cash Flow from Operations, and Return on Invested Capital; in addition to ESG variables, namely carbon intensity and participation of women in our workforce (both metrics amount for 10% of variable compensation). Additionally, a 20% is based on the long term share value, associated with the quote of AGRO’s share. The remaining 10% correspond to the qualitative targets as stated on an annual basis.

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
Currently, the Board of Directors has eight members. The directors are appointed by the general meeting of shareholders for a period of up to three years; provided, however, the directors shall be elected on a staggered basis, with one-third of the directors being elected each year and provided further that such three-year term may be exceeded by a period up to the annual general meeting held following the third anniversary of the appointment. Directors may be removed with or without cause (ad nutum) by the general meeting of shareholders by a simple majority of votes cast at a general meeting of shareholders. The directors are eligible for re-election indefinitely.
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
As of the date of this annual report, the chairman of the Board of Directors is Mr. Juan Sartori . The Board of Directors has the following five committees and one sub-committee: Audit Committee, Talent and Compensation Committee, Risk and Commercial Committee, Strategy Committee and ESG Committee; and Nominating Sub-Committee of the Talent and Compensation Committee.

Audit Committee
The Company’s articles of incorporation provide that the Board of Directors may set up an audit committee. The Board of Directors has set up an Audit Committee comprised of independent directors and has appointed Mr. Oscar Alejandro Leon Bentancor (Chairman), Mrs. Manuela Vaz Artigas and Mr. Ivo Sarjanovich as members of its audit committee, pursuant to Board resolutions dated May 8, 2025.
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
The committee meets at least four times a year and as often as deemed necessary or appropriate in its judgment. During 2025, the Audit Committee held meetings on March 10 and 11, May 2 and 8, August 11 and November 4. All members of the Audit Committee were present at all meetings held.
Talent and Compensation Committee

The Company has a Talent and Compensation Committee (referred to indistinctively as Talent and Compensation Committee or Compensation Committee) that reviews and approves the compensation and benefits of the executive officers and other key employees, and makes recommendations to the Board of Directors regarding principles for compensation, performance evaluation, and retention strategies. It is responsible for administering our share option plans and our restricted share and restricted stock unit plan for executive officers and other key employees. See “—E. Share Ownership—Share Options and Restricted Share and Restricted Stock Unit Plan.” The committee has the discretion to interpret and amend the Plan, and delegate to the Chief Executive Officer the right to award equity-based compensation to executive officers and other key employees.

The committee is also in charge of the interpretation, implementation, control and enforcement of the Company’s Compensation Recoupment or “Clawback” Policy, which sets forth the terms and conditions for the prompt recovery of erroneously awarded incentive-based compensation granted to certain officers of the Company in the event of a restatement of the Company’s financial statements.
The committee meets at least once a year and as needed on the initiative of the Chief Executive Officer or at the request of one of its members. The members of the Compensation Committee, appointed pursuant to board resolutions dated May 8, 2025 and November 7, 2025, are Mr. Christian De Prati, Mrs. Manuela Vaz Artigas and Mr. Oscar Leon Bentancor.
The committee meets at least four times a year and as often as deemed necessary or appropriate in its judgment. During 2025, the Compensation Committee held meetings on March 11, May 8, August 14 and November 7. All members were present at all meetings held.

Nominating Sub-Committee
As part of the Talent and Compensation Committee, the Company has a Nominating Sub-Committee that selects and recommends to the board the best candidates to fill in vacant board seats, develops and recommends criteria for selecting qualified director candidates to the board, evaluates committee member qualifications, designations and removals, recommend the implementation of corporate governance guidelines, and oversees the evaluation of the board of directors and each committee.
The sub-committee meets at least once a year and as needed on the initiative of the Chief Executive Officer or at the request of one of its members. The members of the sub-committee, appointed pursuant to board resolutions dated May 8, 2025 and November 7, 2025, are Mr. Christian De Prati, Mrs. Manuela Vaz Artigas and Mr. Oscar Leon Bentancor.
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
The committee meets at least four times a year and as often as deemed necessary or appropriate in its judgment. The members of the Risk Committee appointed by the board meeting held on May 18, 2025 are Mr. Ivo Sarjanovic (Chairman), Mr. Andres Larriera and Mr. Kyril Louis-Dreyfus.
The committee meets at least four times a year and as often as deemed necessary or appropriate in its judgment. During 2025, the Risk Committee held meetings on March 10, May 8, July 29 and November 5. All members were present at all meetings held.
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
The committee meets at least four times a year and as often as deemed necessary or appropriate in its judgment. The members of the Strategy Committee appointed by the board meetings held on May 8, 2025 are Mr. Juan Sartori (Chairman), Christian de Prati and Mr. Kyril Louis-Dreyfus.
The committee meets at least four times a year and as often as deemed necessary or appropriate in its judgment. During 2025, the Strategy Committee held meetings on March 10, May 8, August 11 and November 5. All members were present at all meetings held.
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
The committee meets at least four times a year and as often as deemed necessary or appropriate in its judgment. The members of ESG Committee appointed by the board meetings held on May 8, 2025 are Mrs. Manuela Vaz Artigas and Mr. Andres Eduardo Larriera
The committee meets at least once a year and as often as deemed necessary or appropriate in its judgment. During 2025, the ESG Committee held meetings on March 10, May 8, August 5 and November 7. All members were present at all meetings held.

D.EMPLOYEES
Employees
As of December 31, 2025, we had 10,283 employees, 89.5% of whom were unionized. In addition, approximately 9% of our workforce is comprised of temporary workers. We strive to comply with all labor laws. Historically, we have had a positive relationship with labor unions.
The following table sets forth our number of employees by each of our business segments:

	As of December 31,
	2025	2024	2023
Sugar, Ethanol and Energy	5,927	6,263	6,256
Fertilizers	221	—	—
Farming	2,650	2,807	2,395
Administrative	1,485	1,250	1,111
Total	10,283	10,320	9,762
The following table sets forth our number of employees by each country where we operate:

	As of December 31,
	2025	2024	2023
Argentina	3,350	3,115	2,651
Brazil	6,722	7,013	6,924
Uruguay	210	191	186
Spain	1	1	1
Total	10,283	10,320	9,761
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
E.SHARE OWNERSHIP
Share Ownership
The total number of shares of the Company beneficially owned by our directors, executive officers and employees as a group, as of the date of this annual report, was 5,558,358 which represents 3.9% of the total shares of the company. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders” for information regarding share ownership by our directors and executive officers.
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
The number of common shares reserved and available for issuance under the 2004 Plan as of the date of this report are 1,213,152, respectively. Shares subject to awards that become forfeited, canceled, expired, withheld upon exercise, reacquired by the Company prior to vesting or otherwise terminated will again be available for future awards under the Option Plans.
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
On March 20, 2025 and March 18, 2026 the Plan was again amended by the Board of Directors to increase the number of common shares available for issuance with respect to which awards may be made. Currently, the maximum number of common shares with respect to which awards may be made under the Plan is equal to 12,076,667 common shares inclusive of such Shares that are subject to outstanding grants of awards. To the extent any award under the Plan is canceled, expired, forfeited, surrendered, settled in cash, or otherwise terminated without delivery of shares the shares retained by or returned to the Company will again be available for future awards under the Plan. The shares available for issuance as well as outstanding awards under the Plan are subject to adjustment in the event of a reorganization, stock split, merger or similar change. Under the Plan, as of the date of this annual report, 11,445,363 common shares had been issued to directors, senior management and employees.
Administration and Eligibility
The Plan is administered by the Talent and Compensation Committee. This Committee has general authority to grant awards, determine the recipients of awards and prescribe the terms of awards, as well as authority to interpret and apply the terms of the Plan and individual awards. The Committee determines the amount and the vesting requirements of the awards.
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

The number of restricted shares or restricted stock units awarded to individuals each year will be based on Company performance. Once awarded, the restricted shares or restricted stock units are subject to a service-based vesting schedule and vest in three equal annual installments on the first three anniversaries of the date of grant or as otherwise determined by the Committee in its discretion, subject only to the participant’s continued service to the Company as of each applicable vesting date. Restricted stock units are payable following the vesting of an award in shares.
Amendment and Termination
The Board of Directors may amend, modify, suspend or terminate the Plan in its discretion, except participant consent will be needed if participants’ rights are adversely affected. If not previously terminated by the Board of Directors, the Plan will terminate on the 20th anniversary of its adoption.
Share Options and Restricted Shares
The total number of ordinary and restricted shares to be issued upon exercise of the options to directors and executive officers as a group under our Option Plans is 1,213,152 in the aggregate. The range of exercise prices per common share under our 2004 Plan is $5.83 to $8.62. Upon the exercise of all options the only employee that would exceed the 1% holding is Mariano Bosch, who would reach 1.3%.
F.DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Not applicable.
Item 7.    Major Shareholders and Related Party Transactions
A.MAJOR SHAREHOLDERS
The following table sets forth the beneficial ownership of our shares for each person known to us to own beneficially at least 5% of our common shares and our directors and executive officers, based on the information most recently available to the Company, as of April 22, 2026. The holders listed below have the same voting rights as all other holders of our shares.
As of April 22, 2026, we had 144,308,466 outstanding shares. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days from April 22, 2026, including through the exercise of any option. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Number	Percent
Principal Shareholders:
Tether Global Investments Fund, S.I.C.A.F., S.A. (1)	105,880,368	73.4%
Directors, Executive Officers and Company's employees as a Group*	5,588,358	3.9%
________________________________________________________________________________________________
* No single shareholder beneficially owns more than 1% based on the total number of outstanding shares, except for Mariano Bosch who beneficially owns 1.3%.
(1)The address of Tether Global Investments Fund, S.I.C.A.F., S.A. is Final Av. La Revolucion, Colonia San Benito, Edif. Centro, Corporativo Presidente Plaza, Nivel 12, Oficina 2, Distrito de San Salvador, Municipio de San Salvador Centro, Republica de El Salvador. Includes 105,880,368 shares held by Tether International, S.A. de C.V., a controlled subsidiary of Tether Global Investments Fund, S.I.C.A.F., S.A. Mr. Giancarlo Devasini has a greater than 50% voting interest in Tether Global Investments Fund, S.I.C.A.F., S.A. This information is based on a Schedule 13D/A filed with the SEC on March 26, 2026.

Significant Changes in Ownership

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
The Offer expired at 12:00 midnight, New York City time, on April 24, 2025, and the Offer was not extended. The Depositary advised that, as of the Expiration Time, a total of 67,075,545 common shares had been validly tendered (and not validly withdrawn). As of the Expiration Time, the number of common shares validly tendered (and not validly withdrawn) pursuant to the Offer satisfied the Minimum Condition.
Tether accepted for payment 49,596,510 Common Shares validly tendered (and not validly withdrawn) as promptly as practicable after the Expiration Time. From each tendering shareholder a proration factor of 73.9% of the number of Common Shares validly tendered (and not validly withdrawn) by such tendering shareholder was accepted.
Following the Offer, Tether continued purchasing our common shares through open market transactions. In December 2025, Tether participated in the Company’s public equity offering, through an additional investment of $220 million.
According to a Schedule 13D/A filed with the SEC on March 26, 2026, Tether Global Investments Fund, S.I.C.A.F., S.A. owns 105,880,368 shares of our outstanding common shares.
According to a Schedule 13F-HR filed with the SEC on July 18, 2025, PGGM Investments (also known as Stichting Pensioenfonds Zorg en Welzijn) no longer beneficially owns more than 5% of our outstanding common shares.
Holders
As of April 22, 2026, 7,684,851 shares were held by United States record holders, representing 5.3% of our outstanding common shares.

B.RELATED PARTY TRANSACTIONS
The following is a description of certain related party transactions we have entered into since January 1, 2025 with any of our executive officers, directors or their affiliates and holders of more than 5% of any class of our voting securities in the aggregate, which we refer to as related parties, other than compensation arrangements which are described under “Item 6. Directors, Senior Management and Employees.”
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
In Argentina and Brazil we are engaged in several legal proceedings, including tax, social security, labor, civil, environmental, administrative and other proceedings, for which we have established provisions in an aggregate amount of $27.1 as of December 31, 2025. In addition, there are currently certain legal proceedings pending in which we are involved for which we have not established provisions. In the opinion of our management, the ultimate disposition of any threatened or pending matters, either individually or on a combined basis, will not have a material adverse effect on our combined financial condition, liquidity, or results of operations other than as described below.
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

On March 11, 2025, our Board of Directors, having determined that the conditions under applicable law for the distribution of an interim dividend were satisfied, approved interim accounts and declared the distribution of an interim dividend of $17.5 million (the “Interim Dividend”), to be paid out of the share premium account of the Company to shareholders of record as of May 2, 2025. The Interim Dividend was paid on May 16, 2025. The Board further resolved to propose to the annual general meeting of shareholders the declaration of an annual dividend of $35 million to be paid in two installments, including the Interim Dividend and a second installment of $17.5 million to be paid at a later date. On June 17, 2025, the general meeting of shareholders approved such annual dividend. The first installment of $17.5 million, corresponding to the Interim Dividend, was paid on May 16, 2025, and the second installment of $17.5 million was paid on November 19, 2025.

On March 13, 2026 the Board of Directors proposed to the general meeting of shareholders that the Company declare a dividend in the amount of $35 million to be paid to holders of outstanding shares out of the Company’s share premium account in two equal installments of $17.5 million and to delegate authority to the Board of Directors to determine the related record and payment dates.

On April 15, 2026, the annual general meeting of shareholders approved the declaration of a dividend in the amount of $35 million, to be distributed out of the Company’s share premium account in two equal installments of $17.5 million to holders of the Company’s outstanding shares, and delegated authority to the Board of Directors to determine the related record and payment dates. On April 16, 2026, the Board of Directors determined that the record and payment dates for the first installment will be May 4 and May 19 respectively, and that the record and payment dates for the second installment will be on or about November 2026.
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
Item 9.    The Offer and Listing
A.OFFER AND LISTING DETAILS

Our common shares have been listed on the NYSE under the symbol “AGRO” since January 28, 2011. As of the date of this report, our issued share capital amounts to $221.8 million, represented by 147,872,161 shares (of which 3,599,079 were treasury shares) with a nominal value of $1.50 each. All issued shares are fully paid up.

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

Amended and Restated Articles of Incorporation

Following the consummation of the Offer, our Articles of Incorporation have been amended and restated (the “Amended Articles”). The Amended Articles implement certain governance provisions negotiated by us and Tether, including the following provisions:

•Company Board Representation. Any shareholder (including Tether, but excluding Adecoagro as to treasury shares and any depository) holding or controlling more than 50% of our outstanding shares shall be entitled to nominate a number of directors to our board of directors, rounded up to the next whole number, determined by multiplying: (i) the total number of directors on the board of directors by (ii) a fraction having a numerator equal to the aggregate number of our shares then beneficially owned by the relevant shareholder (and evidenced to us), and having a denominator equal to the total number of shares then issued and outstanding, provided that such number of candidates shall be reduced in order to comply with the requirement that a minimum of three directors be independent directors.

•Acquisition Restrictions. Shareholders, whether alone or acting in concert, are prohibited from acquiring or holding more than 80% of our Shares unless they make a public offer to acquire all of our outstanding shares.

•Restrictions on Related Party Transactions. Any Related Party Transaction (as defined in Item 7.B of SEC Annual Report on Form 20-F) will require the prior authorization of our board of directors including the favorable vote of a majority of the independent directors.

•Independent Directors. Our board of directors must always include at least 3 directors who are each “independent” (as defined in the Amended Articles).

•Supermajority Approval Requirements. Any direct or indirect amendment to certain provisions in the Amended Articles that are intended to protect the rights of continuing minority shareholders will require the approval of a 90% majority of the outstanding voting rights of the Company.

The foregoing summary and description of certain provision of the Amended Articles does not purport to be complete and is qualified in its entirety by reference to the full text of the Amended Articles, which is attached to the Transaction Agreement, which is filed as an exhibit to this annual report.

Share Capital
As of December 31, 2025, our issued share capital amounted to $221,808,241.50, represented by 147,872,161 shares in issue (of which 5,295,375 were treasury shares) with a nominal value of $1.50 each. All issued shares are fully paid up. Consequently, there were 142,576,786 common shares outstanding.
We have an authorized share capital of $3,000,000,000, including the issued share capital as of December 31, 2025 of $221,808,241.50, and are authorized to issue up to 2,000,000,000 shares of a nominal value of $1.50 each (taking into account the shares issued as of the date hereof) out of such authorized share capital. Our authorized unissued share capital as of December 31, 2025 is $2,778,191,758.50. The authorization of our Board of Directors in connection with the authorized share capital is valid as from October 29, 2025 for a period of five years.
Our articles of incorporation authorize the Board of Directors to issue shares within the limits of the authorized unissued share capital at such times and on such terms as the Board or its delegates may decide for a period ending on October 29, 2030 (unless it is extended, amended or renewed). Accordingly, the Board may issue shares within the limits of the authorized (unissued) share capital against contributions in cash, contributions in kind or by way of incorporation of available reserves at such times, to such persons, and on such terms and conditions, including the issue price, as the Board of Directors or its delegate(s) may in its or their discretion resolve Our articles of incorporation provide that any preemptive rights can be waived, suppressed or limited by the Board of Directors for a period ending on October 29, 2030, in the event of an increase of the issued share capital by the Board of Directors within the limits of the authorized un-issued share capital.

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
Shareholders, whether alone or acting in concert, are prohibited from acquiring or holding more than 80% of our
Shares unless they make a public offer to acquire all of our outstanding shares
Under Luxembourg law, the ownership of registered shares is evidenced by the inscription of the name of the shareholder, the number of shares held by him or her in the register of shares of the Company. Each transfer of shares in the share register shall be effected by written declaration of transfer to be recorded in the register of shares, such declaration to be dated and signed by the transferor and the transferee, or by their duly appointed agents. We may accept and enter into the share register any transfer effected pursuant to an agreement or agreements between the transferor and the transferee, true and complete copies of which have been delivered to us.
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
We have an authorized share capital of $3,000,000,000, including the issued share capital, and are authorized to issue up to 2,000,000,000 shares of a nominal value of $1.50 each (taking into account currently issued shares) out of such authorized share capital. The Board of Directors has been authorized to issue shares within the limits of the authorized unissued share capital at such times and on such terms as the Board or its delegates may decide for a period ending on October 29, 2030 (unless it is extended, amended or renewed). Accordingly, the Board may issue shares within the limits of the authorized (unissued) share capital against contributions in cash, contributions in kind or by way of incorporation of available reserves at such times and on such terms and conditions, including the issue price, as the Board of Directors or its delegate(s) may in its or their discretion resolve. Our articles of incorporation provide that any preemptive rights can be waived, suppressed or limited by the Board of Directors for a period ending on October 29, 2030, in the event of an increase of the issued share capital by the Board of Directors within the limits of the authorized un-issued share capital.
Our authorized unissued share capital as of December 31, 2025 is $2,778,191,758.50. The authorization of our Board of Directors in connection with the authorized share capital is valid as from 29 October 2025 for a period of five years.

Our articles provide that no fractional shares may be issued.
Our shares have no conversion rights and there are no redemption or sinking fund provisions applicable to our common shares.
Preemptive Rights
Unless suppressed, waived or limited by our Board of Directors as described above, holders of our shares have a pro rata preemptive right to subscribe for any new shares issued for cash consideration. Our articles of incorporation provide that any preemptive rights can be waived, suppressed or limited by the Board of Directors for a period ending on October 29, 2030, in the event of an increase of the issued share capital by the Board of Directors within the limits of the authorized un-issued share capital.
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
A share repurchase program was approved by the Board of Directors of the Company on September 12, 2013 to acquire up to 5% of the total outstanding share capital of the Company to be held as treasury shares (the “Share Repurchase Program”). The Share Repurchase Program was implemented in compliance with the authorization granted by the general meeting of shareholders of the Company, any applicable law, rules or regulations described above and the following limits approved by the Board of Directors of the Company. The Share Repurchase Program was approved for a period of 12 months from September 23, 2014 (the date of its announcement) or until reaching the maximum number of shares authorized under the Share Repurchase Program, whichever occurs first. On April 4, 2017, the Board of Directors amended the Share Repurchase Program to include repurchases under Open Market Transactions, in reliance on the “safe harbor” from liability for manipulation provided by Rule 10b-18 of the Securities Exchange Act of 1934 (the “Securities Exchange Act”) and in privately negotiated transactions. The Share Repurchase Program was renewed by decision of the Board of Directors on December 11, 2024 for an additional period of 12 months, ending on December 31, 2025, or until the maximum number of shares authorized under the Program are repurchased, whatever occurs first.
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
Voting Rights
Each share of our shares entitles the holder thereof to one vote at a general meeting of shareholders, subject to the provisions of our articles of incorporation.
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
Irrespective of whether the proposed actions described in the preceding paragraph will be subject to a vote at the first or a subsequent extraordinary general meeting of shareholders, such actions are generally subject to the approval of at least two-thirds of the votes validly cast at such extraordinary general meeting of shareholders (except in limited circumstances provided for by Luxembourg law or our articles of incorporation). Any direct or indirect amendment to certain provisions of our articles of incorporation that are intended to protect the rights of continuing minority shareholders will require the approval of a 90% majority of the outstanding voting rights of the Company. Abstentions are not considered “votes”.
Appointment and Removal of Directors. Members of the Board of Directors may be elected by a simple majority of the votes validly cast at any general meeting of shareholders. Under the articles of incorporation, all directors are elected for a period of up to three years with such possible extension as provided therein provided however the directors shall be elected on a staggered basis, with one third (1/3) of the directors being elected each year and provided further that such three year term may be exceeded by a period up to the annual general meeting held following the third anniversary of the appointment. Any director may be removed with or without cause by a simple majority vote at any general meeting of shareholders. Any shareholder (excluding Adecoagro as to treasury shares and any depository ) holding or controlling more than 50% of our outstanding shares shall be entitled to nominate a number of directors to our board of directors, rounded up to the next whole number, determined by multiplying: (i) the total number of directors on the board of directors by (ii) a fraction having a numerator equal to the aggregate number of our shares then beneficially owned by the relevant shareholder (and evidenced to us), and having a denominator equal to the total number of shares then issued and outstanding, provided that such number of candidates shall be reduced in order to comply with the requirement that a minimum of three directors be independent directors. The articles of incorporation provide that in case of a vacancy the remaining directors may co-opt a director and fill such vacancy.
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
An extraordinary general meeting of shareholders convened for the purpose of amending the articles of incorporation must generally have a quorum of at least 50% of our issued share capital. If such a quorum is not reached, the extraordinary general meeting of shareholders may be reconvened at a later date with no quorum according to the appropriate notification procedures. Irrespective of whether the proposed amendment will be subject to a vote at the first or a subsequent extraordinary general meeting of shareholders, the amendment is generally subject to the approval of at least two-thirds of the votes cast at such extraordinary general meeting of shareholders. Any direct or indirect amendment to certain provisions of our articles of incorporation require the approval of a 90% majority of the outstanding voting rights of the Company
Any resolutions to amend the articles of incorporation must be taken before a Luxembourg notary and such amendments must be published in accordance with Luxembourg law.
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
Board of Directors
The management of Adecoagro is vested in a Board of Directors. Our articles of incorporation provide that the board must comprise at least three members and no more than 11 members. The number of directors is determined and the directors are appointed at the general meeting of shareholders (except in case of a vacancy in the office of a director because of death, retirement, resignation, dismissal, removal or otherwise, the remaining directors may fill such vacancy and appoint a successor in accordance with applicable Luxembourg law). Our board of directors must always include at least 3 directors who are each “independent” (as defined in our articles of incorporation).

Any shareholder (excluding Adecoagro as to treasury shares and any depository ) holding or controlling more than 50% of our outstanding shares shall be entitled to nominate a number of directors to our board of directors, rounded up to the next whole number, determined by multiplying: (i) the total number of directors on the board of directors by (ii) a fraction having a numerator equal to the aggregate number of our shares then beneficially owned by the relevant shareholder (and evidenced to us), and having a denominator equal to the total number of shares then issued and outstanding, provided that such number of candidates shall be reduced in order to comply with the requirement that a minimum of three directors be independent directors
The directors are appointed for a period of up to three years; provided however the directors shall be elected on a staggered basis, with one-third of the directors being elected each year and provided further that such three year term may be exceeded by a period up to the annual general meeting held following the third anniversary of the appointment. Directors may be removed with or without cause (ad nutum) by the general meeting of shareholders by a simple majority of votes cast at a general meeting of shareholders. The directors shall be eligible for re-election indefinitely. The general shareholders’ meeting may dismiss one or more directors at any time, with or without cause by a resolution passed by simple majority vote, irrespective of the number of shares present at such general shareholders’ meeting.

Currently our board has eight members (see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Board of Directors”). The board meets as often as required by our interests.
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

Currently our Board has set up five committees and one sub-committee: the Audit Committee, the Talent and Compensation Committee, the Risk and Commercial Committee, the Strategy Committee and the ESG Committee; and the Nominating Sub-Committee of the Talent and Compensation Committee. See “Item 6. Directors, Senior Management and Employees—C. Board Practices.”
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

Imports of Services

Pursuant to the regulations of the BCRA, access to the FX Market to pay for services rendered by non-residents or accrued since April 14, 2025 is permitted as follows: (i) if the service is provided by a counterparty not related to the resident, payment may be made from the date of provision or accrual of the service, provided that all other applicable regulatory requirements are met; or (ii) if the service is provided by a counterparty related to the resident, payment may be made only after (a) a period of ninety (90) calendar days has elapsed from the date the service was rendered or accrued, if such date occurred on or after April 14, 2025; or (b) a period of one hundred eighty (180) calendar days has elapsed from the date the service was rendered or accrued, if such date occurred prior to April 14, 2025.

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

dThe company meets all of the conditions stipulated in each case, including, among others, recording direct investment contributions settled as of January 17, 2020. Furthermore, pursuant to regulations effective as of late 2025, the BCRA has eased the requirements for companies that have subscribed Bonds for the Reconstruction of a Free Argentina (‘Bonos para la Reconstrucción de una Argentina Libre’ or BOPREAL) bonds, allowing for increased access limits under certain conditions. In this case, (i) the total amount of transfers made through the FX Market to pay dividends to non-resident shareholders may not exceed 30% of the total value of the capital contributions made in the relevant local company that entered and settled through the FX Market as of January 17, 2020; (ii) access will only be granted after a period of not less than thirty calendar days as of the date of the settlement of the last capital contribution that is considered for determining the aforementioned 30% cap has elapsed; and (iii) evidence of the definitive capitalization of capital contributions must be provided or, if not available, evidence of filing of the process of registration of the capital contribution before the public registry shall be provided within 365 calendar days from the date of such initial filing.

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

Blue-Chip Swaps

Blue-chip swap transactions are capital markets transactions conducted at the so-called implied exchange rate (tipo de cambio implícito). As of December 31, 2025, the official exchange rate was Ps. 1,285 per US$1.00, while the implied exchange rate for blue-chip swap transactions was approximately Ps. 1,360 per US$1.00. As of April 1, 2026, the official exchange rate was approximately Ps. 1,415 per US$1.00, compared to an implied exchange rate of approximately Ps. 1,405 per US$1.00. This indicates that the spread between the different exchange rates has narrowed significantly, reflecting a continued trend toward exchange rate convergence and a reduction in the exchange rate gap (brecha cambiaria) compared to previous periods.

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
Luxembourg resident corporate holders
Capital gains realized upon the disposal of shares by a fully taxable resident corporate holder will in principle be subject to corporate income tax and municipal business tax. The combined applicable rate (including an unemployment fund contribution) is 23.87% for the fiscal year ending 2026 for a corporate holder established in Luxembourg-City. An exemption from such taxes may be available to the holder pursuant to article 166 of the Luxembourg Income Tax Law subject to the fulfillment of the conditions set forth therein. The scope of the capital gains exemption can be limited in the cases provided by the Grand Ducal Decree of December 21, 2001.

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

Net wealth tax is levied annually at the rate of 0.5% on the amount the net wealth of enterprises resident in Luxembourg or, a reduced rate of 0.05% for the portion of the net wealth exceeding EUR 500 million, as determined for net wealth tax purposes (i.e. 0.5% on an amount up to EUR 500 million and 0.05% on the amount of taxable net wealth exceeding EUR 500 million). The shares may be exempt from net wealth tax subject to the conditions set forth by Paragraph 60 of the Law of October 16, 1934 on the valuation of assets (Bewertungsgesetz), as amended.
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
•holders that hold shares through non-U.S. brokers or other non-U.S. intermediaries;
•certain former U.S. citizens or residents or U.S. expatriates;
•holders that hold our common shares as part of a straddle, conversion or other integrated transaction;
•holders that hold our common shares in connection with a trade or business conducted outside of the United States;
•holders that purchase or sell our common shares as part of a wash sale for U.S. federal income tax purposes; or
•holders that own, directly, indirectly, or constructively, 10% or more of the total combined voting power or value of our outstanding equity.
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
Dividends will be foreign-source and will include any amount withheld by us in respect of Luxembourg income taxes. Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s particular circumstances, and the discussion below regarding certain Treasury regulations, non-refundable Luxembourg income taxes withheld from dividends (at a rate not exceeding any applicable rate provided by the Treaty in the case of U.S. Holders eligible for the Treaty) will be creditable against the U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex. For example, under Treasury regulations, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for foreign income taxes to be creditable, the relevant foreign income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the Luxembourg income tax system meets these requirements. However, the IRS released notices that provide relief from certain of the provisions of the Treasury regulations described above for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). U.S. Holders should consult their tax advisors regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including any Luxembourg income tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.
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
Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds
On December 8, 2025, our registration statement on Form F-3 (File No. 333-291872) was declared effective by the SEC for a public offering of our common shares. We completed the public offering on December 15, 2025, issuing 41,379,311 common shares at a price of $7.25 per share. J.P. Morgan Securities LLC, BofA Securities, Inc., Banco BTG Pactual S.A. Cayman Branch, Citigroup Global Markets Inc. and Itau BBA USA Securities, Inc. acted as underwriters in the offering. On December 17, 2025, the underwriters exercised their over-allotment option, resulting in the issuance of an additional 1,111,035 shares at the same price.

In total, the net proceeds to us from the offering were approximately $304.1 million, after deducting underwriting discounts and commissions and offering expenses. To date, we have used the net proceeds from the offering for the payment of installments due to YPF in connection with the acquisition of its equity interests in Profertil, as well as for working capital and general corporate purposes, and we currently expect to continue to use the remaining net proceeds for the same purposes.
Item 15.    Controls and Procedures
a) Disclosure Controls and Procedures
Our company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, of the effectiveness of our disclosure controls and procedures as of December 31, 2025. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on this evaluation, our company’s Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective as of December 31, 2025.
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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedure may deteriorate. Management, with the participation of its Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025. In making this assessment, management used the criteria established in “Internal Control — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).
Management has excluded Profertil S.A. from its assessment of internal control over financial reporting as of December 31, 2025 because it was acquired by the Company in a purchase business on December 18, 2025. Profertil S.A. is a subsidiary whose total assets and total revenues excluded from management’s assessment represent 33.4% and 2.2%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2025.

Based on this assessment, the Company’s management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2025.
c) Attestation Report of the Registered Public Accounting Firm
The effectiveness of the Company’s internal control over financial reporting as of December 31, 2025 has been audited by Price Waterhouse & Co S.R.L, an independent registered public accounting firm as stated in their report which is included herein on pages F-2 to F-4 of our Consolidated Financial Statements.
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
Item 16.
Item 16 A.Audit Committee Financial Expert
Our audit committee shall consist of three independent directors: Mr. Oscar Alejandro Leon Bentancor, Mrs. Manuela Vaz Artigas and Mr. Ivo Sarjanovich. Our Board of Directors has determined that Mr. Oscar Alejandro León Bentancor has the attributes of an “audit committee financial expert” and is independent within the meaning of this Item 16A and satisfies the financial literacy requirements of the NYSE.
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

	For the year ended December 31,
	(in thousands of $)
	2025	2024
Audit Fees(1)	2,052	1,705
Total	2,052	1,705

(1)“Audit fees” means the aggregate fees billed for professional services rendered by our principal auditors for the audit of our Consolidated Financial Statements and internal control over financial reporting of the Company, the statutory financial statements of the Company and its subsidiaries, and any other audit services required for the SEC or other regulatory filings.
During the fiscal year ended December 31, 2025 and 2024, no non-audit-related services were provided by our principal auditors.
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
Item 16 D.Exemptions from the Listing Standards for Audit Committees
Not applicable.

Item 16 E.Purchases of Equity Securities by the Issuer and Affiliated Purchasers

	(a) Total Number of Shares Purchased (1)	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that may yet be Purchased Under the Plans or Programs
09/1/2013-12/31/2013	654,454	7.71	654,454	5,861,397
1/1/2014-8/31/2014	1,692,139	7.81	1,692,139	4,591,949
9/1/2015-10/31/2015	37,500	7.96	37,500	6,025,916
9/1/2016-12/31/2016	456,732	10.67	456,732	5,929,278
1/1/2017-12/31/2017	3,849,445	10.29	3,849,445	5,010,777
1/1/2018-4/26/2018	1,613,584	9.07	1,613,584	1,658,228
1/1/2019-9/30/2019	297,732	5.83	297,732	5,530,053
10/1/2019-12/31/2019	398,466	6.33	398,466	5,475,760
1/1/2020-9/30/2020	772,615	5.08	772,615	4,703,145
12/1/2020-12/31/2020	66,716	6.63	66,716	5,800,224
1/1/2021-9/24/2021	5,773,260	9.28	5,773,260	26,964
9/24/2021-12/31/2021	1,635,742	7.89	1,635,742	3,998,776
1/1/2022-9/23/2022	3,088,816	8.07	3,088,816	909,960
9/23/2022-12/31/2022	1,493,811	7.97	1,493,811	3,978,648
1/1/2023-9/23/2023	2,004,892	9.03	2,004,892	1,973,756
9/24/2023-12/31/2023	740,806	10.98	740,806	4,591,097
1/1/2024-7/10/2024(2)	4,511,645	10.04	4,511,645	79,452
7/11/2024-12/31/2024	2,035,875	10.60	2,035,875	3,068,944
1/1/2025-12/31/2025	1,057,858	9.65	1,057,858	3,944,831
Total	32,182,088	9.10	32,182,088
 (1) The total number of shares purchased set forth above were purchased pursuant to the Company’s Repurchase Program adopted on September 12, 2013. See “Item 10—Additional Information—Repurchase of Shares”.
(2) In December, 2024, the Company’s Board of Directors approved the renewal of the Company’s existing buyback program until December 31, 2025, to repurchase up to an additional 5% of the Company’s equity.
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
Communication with Non-Management Directors
NYSE-listed companies are required to provide a method for interested parties to communicate directly with the non-management directors as a group. Shareholders may send communications to the Company’s non-management directors by writing to Adecoagro S.A. at 28 Boulevard F. W. Raiffeisen, L-2411, Luxembourg, Grand Duchy of Luxembourg, Att: Manuela Vaz Artigas, Director. Communications will be referred to Mrs. Vaz Artigas for appropriate action. The status of all outstanding concerns addressed to Mrs. Vaz Artigas will be reported to the Board of Directors as appropriate.
Audit Committee
Under NYSE standards, listed U.S. companies are required to have an audit committee composed of independent directors that satisfies the requirements of Rule 10A-3 promulgated under the Exchange Act of 1934. Our articles of incorporation provide that the Board of Directors may set up an audit committee. The Board of Directors has set up an Audit Committee and has appointed Mr. Oscar Alejandro Leon Bentancor, Mrs. Manuela Vaz Artigas and Mr. Ivo Sarjanovich as members of its audit committee. In accordance with NYSE standards, we have an audit committee entirely composed of independent directors. For additional information, see “Item 6. Directors, Senior Management and Employees—C. Board Practices.”
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
Nominating/Corporate Governance Committee
The NYSE requires that a listed U.S. company have a nominating/corporate governance committee of independent directors and a committee charter specifying the purpose, duties and evaluation procedures of the committee. We have a

Nominating Sub-Committee, which is part of the Talent and Compensation Committee, which consists of three independent directors: Mr. Oscar Alejandro Leon Bentancor, Mrs. Manuela Vaz Artigas and Mr. Ivo Sarjanovich.

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
Item 16 I.Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.
Not applicable.
Item 16 J.Insider Trading Policies
We have adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that we believe are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and NYSE listing standards. A copy of our insider trading policy is incorporated by reference as Exhibit 11.1 to this annual report.

Item 16 K.Cybersecurity.

Cybersecurity Risk Management

Cybersecurity risk management is an integral part of our Security Information Plan. Our cybersecurity risk management program has been developed to align with our Information Security Policy and with norms based on ISO 27001, ISO/IEC 42002:2023 related to AI, the Sarbanes-Oxley framework and the data protection laws for each country in which we operate (e.g., in Brazil, Law No. 13,709/2018; in Argentina, Law No. 25,326; and in Uruguay, Law No. 18,331). Using industry best practices and third-party services, our cybersecurity risk management program provides a framework for handling cybersecurity threats and incidents, including threats and incidents associated with the use of applications developed internally and externally. Under the framework, we conduct vulnerability assessments and tests of our critical infrastructure, as well as coordinate cybersecurity measures across different departments of the Company, such as the segregation of user profiles with certain privileges and the application of multi-factor authentication to validate identity. The framework also includes procedures for assessing the severity of a cybersecurity threat, identifying the source of such threat, including whether the cybersecurity threat is associated with a third-party service provider, implementing cybersecurity countermeasures and mitigation strategies and informing our Information Security Committee and our board of directors of material cybersecurity threats and incidents.

Our Information Security team also engages third-party security experts for risk assessment and system enhancements. In addition, our Information Security team provides training to all employees annually using one of the largest integrated platforms for security awareness training, which offers simulated phishing attacks.

We maintain incident response procedures designed to support the timely escalation, containment, investigation and remediation of cybersecurity incidents. These procedures are intended to operate in coordination with our business continuity and disaster recovery plans, and we periodically test certain aspects of these plans to assess their effectiveness.

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

In 2025, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations or financial condition. However, there can be no assurance that we can eliminate all risks from cybersecurity threats or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industries—Security breaches and other disruptions could compromise our technology infrastructure and information and expose us to processes disruption and liability, which would cause our business and reputation to suffer.”

PART III

Item 17.    Financial Statements

We have responded to Item 18 in lieu of responding to this item.

Item 18.    Financial Statements.

See pages F-1 through F-89 of this annual report.

Item 19.    Exhibits

Exhibit Number	Description
1.1*	Amended and Restated Articles of Association of Adecoagro S.A. dated December 17, 2025

2.1*	Description of Capital Stock

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

4.44*
Indenture dated as of July 29, 2025, by and among Adecoagro S.A., as issuer, Adeco Agropecuaria S.A., Pilagá S.A., L3N S.A., Adecoagro Vale do Ivinhema S.A. and Adecoagro Uruguay S.A., as subsidiary guarantors, and The Bank of New York Mellon, as Trustee, Registrar, and Paying Agent.

4.45
Transaction Agreement, dated as of March 26, 2025, by and between Adecoagro S.A. and Tether Investments, S.A de C.V., previously filed as Exhibit (d)(1) to the Schedule TO filed by Adecoagro S.A. with the SEC on March 28, 2025 and incorporated herein by reference.

4.46
Registration Rights Agreement, dated as of March 26, 2025, by and between Adecoagro S.A. and Tether Investments, S.A. de C.V., previously filed as Exhibit (d)(2) to the Schedule TO filed by Adecoagro S.A with the SEC on March 28, 2025 and incorporated herein by reference.

8.1*	Subsidiaries of Adecoagro S.A. as of April 29, 2026.

11.1	Insider Trading Policy, previously filed as Exhibit 11.1 to the Company’s annual report on Form 20-F for the year ended December 31, 2024 and incorporated herein by reference.

12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Cushman & Wakefield Argentina S.A.

15.2*	Consent of Price Waterhouse & Co. S.R.L.

97.1	Compensation Recoupment or “Clawback” Policy, previously filed as Exhibit 97.1 to the Company’s annual report on Form 20-F for the year ended December 31, 2023 and incorporated herein by reference.

101.INS**	Inline XBRL Instance Document.

101.SCH**	Inline XBRL Taxonomy Extension Schema Document.

101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF**	Inline Taxonomy Extension Definition Linkbase Document.

101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104**	Cover Page Interactive Data File formatted as Inline XBRL with applicable taxonomy extension.31information contained in Exhibits 101)

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

Adecoagro S.A.

/s/ Mariano Bosch
Name: Mariano Bosch
Title: Chief Executive Officer
Date: April 29, 2026

Adecoagro S.A.

Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Adecoagro S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Adecoagro S.A. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

As described in Management’s Annual Report on Internal Control over Financial Reporting, management has excluded Profertil S.A. from its assessment of internal control over financial reporting as of December 31, 2025 because it was acquired by the Company in a purchase business combination during 2025. We have also excluded Profertil S.A. from our audit of internal control over financial reporting. Profertil S.A. is a subsidiary whose total assets and total revenues excluded from management’s assessment and our audit of internal control over financial reporting represent 33.4 % and 2.2%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2025.

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

Valuation of Level 3 Biological Assets

As described in Notes 16, 32 (b) and 33.11 to the consolidated financial statements, the total aggregated fair value of the Company’s level 3 biological assets related to sown land – sugarcane, sown land – crops and sown land – rice was US$ 259 million as of December 31, 2025. The fair value of these level 3 biological assets is determined by management using a discounted cash flow model which requires the input of highly subjective assumptions including significant unobservable inputs. The discounted cash flow model included significant judgements and assumptions relating to management’s cash flow projections including future market prices, estimated yields at the point of harvest, estimated production cycle, future costs of harvesting and other costs and estimated discount rate.

The principal considerations for our determination that performing procedures relating to the valuation of the level 3 biological assets related to sown land – sugarcane, sown land – crops and sown land – rice is a critical audit matter are (i) the significant judgment by management when developing the fair value measurement; (ii) a high degree of auditor judgement, subjectivity, and effort in performing procedures and evaluating management’s cash flow projections and significant assumptions related to future market prices, estimated yields at the point of harvest, estimated production cycle, future costs of harvesting and other costs and estimated discount rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

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

Acquisition of Profertil S.A. – Valuation of Fertilizer Plant Complex

As described in Notes 21, 32 (e) and 33.2 (a) to the consolidated financial statements, on December 18, 2025, the Company completed the acquisition of Profertil S.A. (Profertil) for a total purchase consideration of US$ 596.3 million. This acquisition resulted in the recognition of US$ 1,303.1 million of property, plant and equipment of which, US$ 1,107 million related to the fertilizer plant complex of Bahia Blanca (Fertilizer Complex). The Company uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred and the liabilities incurred. Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. Management determined the fair value of the Fertilizer Complex using a depreciated replacement cost approach. Under the cost approach, the value is based on the cost of a market participant to reconstruct a substitute asset of comparable utility, adjusted for any obsolescence. The key judgment and assumptions used include the current replacement cost and physical deterioration factors, including economic useful life and effective age. Determining the fair value of the Fertilizer Complex requires significant management judgment and involves the use of significant estimates and assumptions. The valuation was performed with the assistance of an independent valuation specialist.

The principal considerations for our determination that performing procedures relating to the valuation of the Fertilizer Complex acquired in the acquisition of Profertil is a critical audit matter are (i) the significant judgment by management when developing the depreciated replacement cost of the Fertilizer Complex acquired; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to current replacement cost and physical deterioration factors, including economic useful life and effective age; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the acquisition accounting, including controls over management’s valuation of the Fertilizer Complex acquired. The work of management’s independent valuation specialist was used in performing the procedures to evaluate the reasonableness of the estimates of depreciated replacement cost. As a basis for using this work, the specialist’s qualifications were understood and the Company’s relationship with the specialist was assessed. These procedures also included, among others (i) reading the purchase agreement; (ii) testing management’s process for developing the fair value estimate of the Fertilizer Complex acquired; (iii) evaluating the appropriateness of the depreciated replacement cost method used by management; (iv) testing the completeness and accuracy of the underlying data used in the depreciated replacement cost method; and (v) evaluating the reasonableness of management's significant assumptions related to the current replacement cost and physical deterioration factors, including economic useful life and effective age. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the depreciated replacement cost method and (ii) the reasonableness of the significant assumptions related to current replacement cost and physical deterioration factors, including economic useful life and effective age.

/s/ PRICE WATERHOUSE & CO. S.R.L.
/s/ Eduardo Alfredo Loiácono (Partner)
Eduardo Alfredo Loiácono

Buenos Aires, Argentina.
March 13, 2026.

We have served as the Company’s auditor since 2008.

Legal information

Name as specified in charter: Adecoagro S.A.

Legal address: 28, Boulevard F.W. Raiffeisen, L-2411, Luxembourg

Company activity: Agricultural and agro-industrial
Date of registration: June 11, 2010
Expiration of company charter: No term defined
Number of register (RCS Luxembourg): B153.681
Issued Capital Stock: 147,872,161 common shares
Outstanding Capital stock: 142,576,786 common shares
Treasury shares: 5,295,375 common shares

2

Adecoagro S.A.
Consolidated Statements of Income
for the years ended December 31, 2025, 2024 and 2023
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2025	2024	2023
Revenue	4	1,427,734	1,518,907	1,298,871
Cost of revenue	5	(1,178,507)	(1,198,715)	(973,180)
Initial recognition and changes in fair value of biological assets and agricultural produce	16	95,610	143,081	87,858
Changes in net realizable value of agricultural produce after harvest		6,439	(28,437)	1,838
Margin on manufacturing and agricultural activities before operating expenses		351,276	434,836	415,387
General and administrative expenses	6	(122,122)	(103,880)	(70,320)
Selling expenses	6	(161,134)	(153,482)	(129,092)
Other operating income, net	8	26,285	4,824	25,590
Profit from operations		94,305	182,298	241,565
Finance income	9	35,105	16,808	157,100
Finance costs	9	(127,134)	(166,441)	(122,087)
Other financial results - Net (loss) / gain of inflation effects on monetary items	9	(9,209)	2,421	28,816
Financial results, net	9	(101,238)	(147,212)	63,829
(Loss) / profit before income tax		(6,933)	35,086	305,394
Income tax benefit / (expense)	10	174	57,015	(78,673)
(Loss) / profit for the year		(6,759)	92,101	226,721

Attributable to:
Equity holders of the parent		(8,348)	92,340	226,291
Non-controlling interest		1,589	(239)	430

Earnings per share attributable to the equity holders of the parent during the year:
Basic earnings per share	11	(0.082)	0.900	2.113
Diluted earnings per share	11	(0.082)	0.896	2.105

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Comprehensive Income
for the years ended December 31, 2025, 2024 and 2023
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	2025	2024	2023
(Loss) / profit for the year	(6,759)	92,101	226,721
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(23,089)	396,416	(222,166)
Cash flow hedge, net of income tax	—	17,124	27,748
- Items that will not be reclassified to profit or loss:
Revaluation surplus net of income tax (Note 12)	41,744	(268,415)	122,793
Other comprehensive income / (loss) for the year	18,655	145,125	(71,625)
Total comprehensive income for the year	11,896	237,226	155,096

Attributable to:
Equity holders of the parent	9,632	234,166	155,044
Non-controlling interest	2,264	3,060	52

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Financial Position
as of December 31, 2025 and 2024
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2025	2024
ASSETS
Non-Current Assets
Property, plant and equipment, net	12	3,010,351	1,548,589
Right of use assets	13	388,993	373,846
Investment property	14	24,037	33,542
Intangible assets, net	15	253,875	37,231
Biological assets	16	40,488	43,418
Deferred income tax assets	10	23,722	15,507
Trade and other receivables, net	18	82,889	38,510
Derivative financial instruments	17	1,888	5,482
Other assets		3,459	3,761
Total Non-Current Assets		3,829,702	2,099,886
Current Assets
Biological assets	16	274,256	250,527
Inventories	19	306,271	289,664
Trade and other receivables, net	18	364,350	213,356
Derivative financial instruments	17	1,243	4,114
Short-term investments	17	89,826	46,097
Cash and cash equivalents	20	383,150	211,244
Total Current Assets		1,419,096	1,015,002
TOTAL ASSETS		5,248,798	3,114,888
SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	22	221,808	167,073
Share premium	22	876,091	659,399
Cumulative translation adjustment		(426,225)	(413,757)
Equity-settled compensation		11,358	17,264
Other reserves		153,237	151,261
Treasury shares		(7,940)	(16,989)
Revaluation surplus		275,709	245,261
Reserve from the sale of non-controlling interests in subsidiaries		41,574	41,574
Retained earnings		509,730	518,064
Equity attributable to equity holders of the parent		1,655,342	1,369,150
Non-controlling interest		136,949	38,951
TOTAL SHAREHOLDERS EQUITY		1,792,291	1,408,101
LIABILITIES
Non-Current Liabilities
Trade and other payables	25	700	767
Borrowings	26	1,379,921	680,005
Lease liabilities	27	296,643	287,679
Deferred income tax liabilities	10	728,634	330,336
Payroll and social security liabilities	28	567	1,454
Derivatives financial instruments	17	1,271	3,983
Provisions for other liabilities	29	22,269	2,244
Total Non-Current Liabilities		2,430,005	1,306,468
Current Liabilities
Trade and other payables	25	673,160	206,907
Current income tax liabilities		31,921	3,471
Payroll and social security liabilities	28	38,782	32,735
Borrowings	26	213,088	99,551
Lease liabilities	27	59,959	54,351
Derivative financial instruments	17	4,123	1,796
Provisions for other liabilities	29	5,469	1,508
Total Current Liabilities		1,026,502	400,319
TOTAL LIABILITIES		3,456,507	1,706,787
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		5,248,798	3,114,888

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Changes in Shareholders’ Equity
for the years ended December 31, 2025, 2024 and 2023
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share capital (Note 22)	Share premium (Note 22)	Cumulative translation adjustment	Equity-settled compensation	Cash flow hedge	Other Reserves	Treasury shares	Revaluation surplus	Reserve from the sale of non-controlling interests in subsidiaries	Retained earnings	Subtotal	Non- controlling interest	Total shareholders’ equity
Balance at January 1, 2023	167,073	793,169	(456,029)	18,792	(44,872)	126,925	(4,792)	281,909	41,574	202,342	1,126,091	37,552	1,163,643
Profit for the year	—	—	—	—	—	—	—	—	—	226,291	226,291	430	226,721
Other comprehensive income:
–Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	(147,832)	—	—	—	—	(63,523)	—	—	(211,355)	(10,811)	(222,166)
Cash flow hedge (*)	—	—	—	—	27,748	—	—	—	—	—	27,748	—	27,748
–Items that will not be reclassified subsequently to profit or loss:
Revaluation surplus (**)	—	—	—	—	—	—	—	112,360	—	—	112,360	10,433	122,793
Reserve of the revaluation surplus derived from the disposals of assets (***)	—	—	—	—	—	—	—	(13,148)	—	13,148	—	—	—
Other comprehensive income for the year	—	—	(147,832)	—	27,748	—	—	35,689	—	13,148	(71,247)	(378)	(71,625)
Total comprehensive income for the year	—	—	(147,832)	—	27,748	—	—	35,689	—	239,439	155,044	52	155,096

Reserves for the benefit of government grants (1)	—	—	—	—	—	22,992	—	—	—	(22,992)	—	—	—
Employee share options (Note 23)
- Exercised	—	236	—	(77)	—	—	55	—	—	—	214	—	214
Restricted shares (Note 23):
- Value of employee services	—	—	—	6,084	—	—	—	—	—	—	6,084	—	6,084
- Vested	—	7,528	—	(6,145)	—	1,554	—	—	—	—	2,937	—	2,937
- Forfeited	—	—	—	—	—	30	(30)	—	—	—	—	—	—
- Granted	—	—	—	—	—	(824)	824	—	—	—	—	—	—
Purchase of own shares (Note 22)	—	(22,123)	—	—	—	—	(4,119)	—	—	—	(26,242)	—	(26,242)
Dividends to shareholders (Note 22)	—	(35,000)	—	—	—	—	—	—	—	—	(35,000)	—	(35,000)
Dividends to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	(1,084)	(1,084)
Balance at December 31, 2023	167,073	743,810	(603,861)	18,654	(17,124)	150,677	(8,062)	317,598	41,574	418,789	1,229,128	36,520	1,265,648
(*) Net of ($8,498) of income tax.
(**) Net of $62,988 of Income tax..
(***) Net of $10,492 of Income tax.
(1) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values in our Sugar, ethanol and energy business. (see Note 24).

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Changes in Shareholders’ Equity
for the years ended December 31, 2025, 2024 and 2023
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share capital (Note 22)	Share premium (Note 22)	Cumulative translation adjustment	Equity-settled compensation	Cash flow hedge	Other Reserves	Treasury shares	Revaluation surplus	Reserve from the sale of non-controlling interests in subsidiaries	Retained earnings	Subtotal	Non- controlling interest	Total shareholders’ equity
Balance at January 1, 2024	167,073	743,810	(603,861)	18,654	(17,124)	150,677	(8,062)	317,598	41,574	418,789	1,229,128	36,520	1,265,648
Profit for the year	—	—	—	—	—	—	—	—	—	92,340	92,340	(239)	92,101
Other comprehensive income:
–Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	190,104	—	—	—	—	180,252	—	—	370,356	26,060	396,416
Cash flow hedge (*)	—	—	—	—	17,124	—	—	—	—	—	17,124	—	17,124
–Items that will not be reclassified subsequently to profit or loss:
Revaluation surplus (**)	—	—	—	—	—	—	—	(245,654)	—	—	(245,654)	(22,761)	(268,415)
Reserve of the revaluation surplus derived from the disposals of assets (***)	—	—	—	—	—	—	—	(6,935)	—	6,935	—	—	—
Other comprehensive (loss) / income for the year	—	—	190,104	—	17,124	—	—	(72,337)	—	6,935	141,826	3,299	145,125
Total comprehensive income for the year	—	—	190,104	—	17,124	—	—	(72,337)	—	99,275	234,166	3,060	237,226

Reserves for the benefit of government grants (1)	—	—	—	—	—	—	—	—	—	—	—	—	—
Employee share options (Note 23):
- Exercised	—	115	—	(38)	—	—	22	—	—	—	99	—	99
Restricted shares and restricted units (Note 23):
- Value of employee services	—	—	—	4,759	—	—	—	—	—	—	4,759	—	4,759
- Vested	—	7,540	—	(6,111)	—	1,456	—	—	—	—	2,885	—	2,885
- Forfeited	—	—	—	—	—	34	(34)	—	—	—	—	—	—
- Granted	—	—	—	—	—	(906)	906	—	—	—	—	—	—
Purchase of own shares (Note 22)	—	(57,066)	—	—	—	—	(9,821)	—	—	—	(66,887)	—	(66,887)
Dividends to shareholders (Note 22)	—	(35,000)	—	—	—	—	—	—	—	—	(35,000)	—	(35,000)
Dividends to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	(629)	(629)
Balance at December 31, 2024	167,073	659,399	(413,757)	17,264	—	151,261	(16,989)	245,261	41,574	518,064	1,369,150	38,951	1,408,101

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

Adecoagro S.A.
Consolidated Statements of Changes in Shareholders’ Equity
for the years ended December 31, 2025, 2024 and 2023
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share capital (Note 22)	Share premium (Note 22)	Cumulative translation adjustment	Equity-settled compensation	Other reserves	Treasury shares	Revaluation surplus	Reserve from the sale of non-controlling interests in subsidiaries	Retained earnings	Subtotal	Non- controlling interest	Total shareholders’ equity
Balance at January 1, 2025	167,073	659,399	(413,757)	17,264	151,261	(16,989)	245,261	41,574	518,064	1,369,150	38,951	1,408,101
Loss for the year	—	—	—	—	—	—	—	—	(8,348)	(8,348)	1,589	(6,759)
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	(12,468)	—	—	—	(8,343)	—	—	(20,811)	(2,278)	(23,089)
- Items will not be reclassified to profit or loss:
Revaluation surplus (*)	—	—	—	—	—	—	38,791	—	—	38,791	2,953	41,744
Other comprehensive income/ (loss) for the year	—	—	(12,468)	—	—	—	30,448	—	—	17,980	675	18,655
Total comprehensive income/ (loss) for the year	—	—	(12,468)	—	—	—	30,448	—	(8,348)	9,632	2,264	11,896

Reduction of issued share capital of the company (Note 22):	(9,000)	—	—	—	—	9,000	—	—	—	—	—	—
Issued of capital (Note 22)	63,735	239,952	—	—	—	—	—	—	—	303,687	—	303,687
Employee share options (Note 23):
- Exercised	—	52	—	(15)	—	8	—	—	—	45	—	45
- Forfeited	—	—	—	(9)	—	—	—	—	14	5	—	5
Restricted shares (Note 23):
- Value of employee services	—	—	—	13,671	—	—	—	—	—	13,671	—	13,671
- Vested	—	20,311	—	(19,553)	3,604	—	—	—	—	4,362	—	4,362
- Forfeited	—	—	—	—	2	(2)	—	—	—	—	—	—
- Granted	—	—	—	—	(1,630)	1,630	—	—	—	—	—	—
Purchase of own shares (Note 22)	—	(8,623)	—	—	—	(1,587)	—	—	—	(10,210)	—	(10,210)
Dividends to shareholders (Note 22)	—	(35,000)	—	—	—	—	—	—	—	(35,000)	—	(35,000)
Dividends to non-controlling interest	—	—	—	—	—	—	—	—	—	—	(95)	(95)
Non-controlling interest on acquisition of subsidiary (Note 21)	—	—	—	—	—	—	—	—	—	—	95,829	95,829
Balance at December 31, 2025	221,808	876,091	(426,225)	11,358	153,237	(7,940)	275,709	41,574	509,730	1,655,342	136,949	1,792,291
(*) Net of $22,476 of Income tax.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Cash Flows
for the years ended December 31, 2025, 2024 and 2023
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2025	2024	2023
Cash flows from operating activities:
(Loss) / profit for the year		(6,759)	92,101	226,721
Adjustments for:
Income tax expense / (benefit)	10	(174)	(57,015)	78,673
Depreciation	12	195,755	223,843	198,288
Amortization	15	2,816	2,314	1,730
Depreciation of right of use assets	13	72,897	77,867	74,085
(Gain) / loss from the disposal of other property items	8	(4,254)	2,408	(4,747)
Gain from the sale of farmland and other assets	8	—	(6,050)	(6,334)
(Insurance recovery) / impairment due to fire	8	(4,395)	14,259	—
Net (gain) / loss from the fair value adjustment of Investment properties	8	(3,312)	23,375	(10,620)
Equity settled share-based compensation granted	7	11,896	6,680	8,581
(Gain) from derivative financial instruments and forwards	8, 9	(2,857)	(1,153)	(8,605)
Interest, finance cost related to lease liabilities and other financial expense, net	9	89,757	68,315	16,428
Initial recognition and changes in fair value of non-harvested biological assets (unrealized)		(13,427)	18,301	17,663
Changes in net realizable value of agricultural produce after harvest (unrealized)		(876)	7,327	(2,599)
Provision and allowances		3,827	(1,820)	654
Tax credits recognized	8	(6,144)	(19,486)	—
Net loss / (gain) of inflation effects on the monetary items	9	9,209	(2,421)	(28,816)
Foreign exchange (gain) / losses, net	9	(5,826)	37,569	(90,930)
Cash flow hedge – transfer from equity	9	—	28,650	36,863
Subtotal		338,133	515,064	507,035
Changes in operating assets and liabilities:
(Increase) / decrease in trade and other receivables		(57,221)	(68,299)	3,683
Decrease / (increase) in inventories		43,615	3,089	(12,410)
Increase in biological assets		(17,783)	(38,861)	(23,393)
Decrease / (increase) in other assets		240	(2,054)	(37)
Decrease / (increase) in derivative financial instruments		3,779	21,820	(11,181)
Decrease in trade and other payables		(3,053)	(100,346)	(43,925)
Increase in payroll and social security liabilities		2,137	4,093	15,674
Increase in provisions for other liabilities		1,085	1,110	803
Net cash generated from operating activities before taxes paid		310,932	335,616	436,249
Income tax paid		(2,414)	(7,285)	(1,342)
Net cash generated from operating activities	(a)	308,518	328,331	434,907

The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Consolidated Statements of Cash Flows (Continued)
for the years ended December 31, 2025, 2024 and 2023
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	2025	2024	2023
Cash flows from investing activities:
Acquisition of subsidiaries net of cash and cash equivalents acquired	21	(676,018)	(16,184)	(3,193)
Purchases of property, plant and equipment	12	(264,120)	(260,211)	(241,623)
Purchase of cattle and non-current biological assets	16	(139)	(1,928)	(511)
Purchases of intangible assets	15	(2,043)	(1,190)	(1,291)
Interest received and others (*)	9	28,829	7,847	62,120
Proceeds from disposal of other property items		4,674	2,332	4,094
Proceeds from the sale of farmland and other assets	21	3,292	23,259	33,242
Acquisition of short-term investment	17 (b)	(312,996)	(47,886)	(106,897)
Disposals of short-term investment	17	295,577	62,396	142,507
Net cash used in investing activities	(c)	(922,944)	(231,565)	(111,552)

Cash flows from financing activities:
Proceeds from issuance of shares net of transaction costs	22	303,687	—	—
Proceeds from long-term borrowings	26	870,606	126,757	7,739
Payments of long-term borrowings	26	(213,936)	(105,749)	(24,105)
Proceeds from short-term borrowings	26	279,900	169,901	448,532
Payments of short-term borrowings	26	(256,340)	(239,947)	(420,276)
Interest paid	(d)	(48,712)	(24,629)	(55,476)
Proceeds from exercise of employee share options		45	99	214
(Payments) / collections of derivatives financial instruments		(226)	669	(32)
Lease payments		(103,945)	(98,478)	(104,097)
Purchase of own shares		(10,210)	(66,887)	(26,242)
Dividends paid to non-controlling interest		(95)	(736)	—
Dividends paid to shareholders		(35,000)	(35,000)	(35,000)
Net cash used in financing activities	(e)	785,774	(274,000)	(208,743)
Net (decrease) / increase in cash and cash equivalents		171,348	(177,234)	114,612
Cash and cash equivalents at beginning of year	20	211,244	339,781	230,653
Effect of exchange rate changes and inflation on cash and cash equivalents	(f)	558	48,697	(5,484)
Cash and cash equivalents at end of year	20	383,150	211,244	339,781
Combined effect of IAS 29 and IAS 21 of the Argentine subsidiaries over:

		2025	2024	2023
Operating activities	(a)	8,629	(102,797)	(16,383)
Acquisition of short term investment	(b)	1,827	(2,034)	—
Investing activities	(c)	(3,466)	(7,168)	(41,179)
Interest paid	(d)	(1,433)	9,395	(8,253)
Financing activities	(e)	(2,624)	71,386	45,933
Effects of exchange rate changes and inflation on cash and cash equivalents	(f)	(2,539)	38,579	11,629
(*) Includes US$5,890 in 2025 related to gains on bond arbitrage transactions (US$238 in 2024 and US$54,687 in 2023) of which the combined effect of IAS 29 and 21 of the Argentine subsidiaries is US$8 for 2025, US$(105) in 2024 and US$30,544 in 2023.
For non-cash transactions, see Note 13 for Right of Use Assets and related to acquisition of subsidiaries, see Note 21.
The accompanying notes are an integral part of these consolidated financial statements.

Adecoagro S.A.
Notes to the Consolidated Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

1.    General information

Adecoagro S.A. (the “Company” or “Adecoagro”) is a société anonyme (stock corporation) organized under the laws of the Grand Duchy of Luxembourg. Adecoagro is a holding company primarily engaged through its operating subsidiaries in agricultural and agro-industrial activities. The Company and its operating subsidiaries are collectively referred to hereinafter as the “Group.” The ultimate parent Company is Tether Holdings S.A., which has an 74.3% of the Outstanding shares of the Company

As further described in Note 21, on December 18, 2025, the Group completed the acquisition of Profertil S.A. As a result of this acquisition, Profertil S.A. has been consolidated from the acquisition date through December 31, 2025, and the Group’s consolidated statement of income therefore includes Profertil statement of income for 13 days. In the same manner, the Group’s consolidated financial position as of December 31, 2025 reflects the addition of Profertil’s assets and liabilities, and therefore the Group’s net assets at December 31, 2025 are not directly comparable to those as of December 31, 2024. Accordingly, the consolidated financial statements should be read in light of these circumstances and the related disclosure in Note 21.

The Group’s activities are carried out through three major lines of business, namely, Sugar, Ethanol and Energy, Fertilizers and Farming. The Farming line of business is further comprised of three reportable segments, which are described in detail in Note 3 to these Consolidated Financial Statements.

Adecoagro is a Public Company listed in the New York Stock Exchange (NYSE) as a foreign registered company under the ticker symbol of AGRO.

These Consolidated Financial Statements have been approved for issue by the Board of Directors on March 13, 2026.

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

The Group’s approach to the identification, assessment and mitigation of financial risk is carried out by a Risk and Commercial Committee, which focuses on timely and appropriate risk management.

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

Argentina currency status and macroeconomic outlook:

The Argentine subsidiaries of the Group operate in an economic context in which main variables have a strong volatility as a consequence of political and economic uncertainties, both in national and international environments. Argentina’s annual inflation rate for the years ended December 31, 2025, 2024 and 2023 was 31.5%, 117.8% and 211.4%, respectively. The Group uses Argentina’s official exchange rate to account for transactions in Argentina, mainly affecting the farming business segment, which as of December 31, 2025, 2024 and 2023 was Ps.1,455.00, Ps.1,032.00 and Ps.808.45, respectively, against the U.S. dollar. For the years ended December 31, 2025, 2024 and 2023, Argentina’s official exchange rate against the U.S. dollar increased 40.9%, 27.7% and 356.3%, respectively.

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

Argentina has significantly eased its exchange controls as of April 14, 2025. These changes, implemented through Central Bank Communication “A” 8226 and Decree 269/2025, mark a substantial step in the government's economic liberalization program.

A summary of the key changes are the following:

•Access to Foreign Currency: Argentine residents can now freely purchase and hold US dollars for savings or deposits without needing prior authorization from the Central Bank.
•Repatriation of Dividends: Financial institutions can now process transfers abroad for profits and dividends to non-resident shareholders based on audited financial statements from the fiscal year 2025 onwards.
•Import Flexibility: The SIRA/SIRASE system (a previous mandatory request for imports) for import payments has been eliminated.Payments for imported goods can be made once the goods are cleared for domestic use, without previous minimum waiting periods (which were typically 30 days). Advance payments for capital goods are allowed up to 30% of the FOB value, with a total limit of 80% including other payment methods.
•Service Payments: Payments for services from unrelated foreign parties can be made immediately as they accrue. Payments to related foreign parties now have a reduced minimum waiting period of 90 days from the date the service was provided or accrued (down from 180 days).
•Market Transactions: Restrictions on buying and selling securities in foreign currency have been relaxed. Simplified Documentation: Declarations for foreign exchange transactions that occurred before April 11, 2025, are no longer required to access the FX market.
•Exchange Rate Regime: A new managed floating exchange rate regime has been introduced, with a free float between bands, which as of December 31, 2025, were a 916.58 and 1,526.09.

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

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)
A significant majority of the Group’s business activities is conducted in the functional currencies of the respective subsidiaries, which are the local currencies for the Brazilian operations, the Brazilian Reais and the Argentine Peso for the Argentine subsidiaries, except for Profertil S.A. which functional currency is U.S. Dollar. However, the Group may transact in currencies other than the respective functional currencies, mainly the U.S. Dollar. As such, these subsidiaries may hold U.S. Dollar denominated monetary balances at each year-end as indicated in the tables below.

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

	2025
	Subsidiaries’ functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Chilean Peso	U.S. Dollar	Total
Argentine Peso	26,636	—	—	(3,964)	22,672
Brazilian Reais	—	(609,955)	—	—	(609,955)
U.S. Dollar	(864,198)	(250,999)	1,509	(162,066)	(1,275,754)
Uruguayan Peso	—	—	—	(2,046)	(2,046)
Euro	(817)	—	—	(27,991)	(28,808)
Total	(838,379)	(860,954)	1,509	(196,067)	(1,893,891)

	2024
	Subsidiaries’ functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Uruguayan Peso	U.S. Dollar	Total
Argentine Peso	3,374	—	—	—	3,374
Brazilian Reais	—	(553,476)	—	—	(553,476)
U.S. Dollar	(189,915)	(201,818)	35,958	(22,319)	(378,094)
Uruguayan Peso	—	—	(4,476)	—	(4,476)
Total	(186,541)	(755,294)	31,482	(22,319)	(932,672)

The Group’s analysis shown on the tables below is carried out based on the exposure of each functional currency subsidiary against the U.S. Dollar. The Group estimated that, other factors being constant, a hypothetical 10% appreciation/(depreciation) of the U.S. Dollar against the Brazilian real respective functional currencies for the years ended December 31, 2025 and 2024 or the Uruguayan peso, or a 25% appreciation/(depreciation) of the U.S. Dollar against the Argentine peso.

		Functional currency
Net monetary position		Argentine Peso	Brazilian Reais	Chilean / Uruguayan Peso	Total
2025	U.S. Dollar	(216,050)	(25,100)	151	(240,999)
2024	U.S. Dollar	(47,479)	(20,182)	3,596	(64,065)

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

The Group had formally hedged a portion of its highly probable future US dollar-denominated sales using a portion of its US dollar-denominated borrowings. For the year ended December 31, 2025, nil before income tax was recognized in other comprehensive income (December 31, 2024: US$ 601) and nil (December 31, 2024: US$ 26,997) was reclassified from equity to profit or loss within “Financial results, net”.

•Raw material price risk

Inflation in the costs of raw materials and goods and services from industry suppliers and manufacturers presents risks to project economics. A significant portion of the Group’s cost structure includes the cost of raw materials primarily seeds, fertilizers, agrochemicals, and natural gas, among others. Prices for these raw materials may vary significantly.

•End-product price risk

Prices for commodity products have historically been cyclical, reflecting overall economic conditions and changes in capacity within the industry, which affect the profitability of entities engaged in the agribusiness industry. The Group combines different actions to minimize price risk. A percentage of crops are to be sold during and post-harvest period. The Group manages minimum and maximum prices for each commodity as well as gross margin per each crop as to decide when and how to sell. End-product price risks are hedged if economically viable and possible by entering into forward contracts with major trading houses or by using derivative financial instruments, consisting mainly of crops and sugar future contracts, but also includes occasionally put and call options. A movement in end-product futures prices would result in a change in the fair value of the end product hedging contracts. These fair value changes, after taxes, are recorded in the consolidated statement of income. The prices of Urea is affected by the volatility of the products in the international reference markets, affecting the margins and the results of operations of our fertilizer business segment.

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

As of December 31, 2025, cash and cash equivalents of the Group totaled US$383.2 million, and short term investments totaled US$89.8 million.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)
The tables below analyze the Group’s non-derivative financial liabilities and derivative financial liabilities into relevant maturity groupings based on the remaining period at the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and as a result they do not reconcile to the amounts disclosed on the statement of financial position except for short-term payables where discounting is not applied.

At December 31, 2025	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 Years	Total
Trade and other payables	636,302	700	—	—	637,002
Borrowings	287,893	644,624	289,270	1,056,506	2,278,293
Leases Liabilities	82,106	78,290	174,658	179,537	514,591
Derivative financial instruments	5,394	—	—	—	5,394
Total	1,011,695	723,614	463,928	1,236,043	3,435,280

At December 31, 2024	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 Years	Total
Trade and other payables	174,096	767	—	—	174,863
Borrowings	242,332	153,989	500,453	107,225	1,003,999
Leases Liabilities	66,365	82,192	183,204	196,594	528,355
Derivative financial instruments	5,779	—	—	—	5,779
Total	488,572	236,948	683,657	303,819	1,712,996

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

The analysis for the year ended December 31, 2025 and 2024 is as follows:

	2025
	Subsidiaries’ functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	U.S. Dollar	Total
Fixed rate:
Argentine Peso	82	—	—	82
Brazilian Reais	—	84,665	—	84,665
U.S. Dollar	255,992	297,765	720,987	1,274,744
Subtotal fixed-rate borrowings	256,074	382,430	720,987	1,359,491
Variable rate:
Brazilian Reais	—	204,145	—	204,145
Euro	—	—	29,373	29,373
Subtotal variable-rate borrowings	—	204,145	29,373	233,518
Total borrowings as per statement of financial position	256,074	586,575	750,360	1,593,009

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

For the years ended December 31, 2025 and 2024, if interest rates on floating-rate borrowings had been 1% higher with all other variables held constant, the Group’s Profit before income tax for the years would have decreased as shown below. A 1% decrease in interest rates would have an equal and opposite effect on the income statement.

	2025
	Subsidiaries’ functional currency
Rate per currency denomination	Brazilian Reais	U.S. Dollar	Total
Variable rate:
Brazilian Reais	(2,041)	—	(2,041)
Euro	—	(294)	(294)
Total effects on profit before income tax	(2,041)	(294)	(2,335)

	2024
	Subsidiaries’ functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reias	Total
Variable rate:
Brazilian Reais	—	(1,893)	(1,893)
U.S. Dollar	(134)	—	(134)
Total effects on profit before income tax	(134)	(1,893)	(2,027)

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

The Group regularly sells to a large base of customers. The type and class of customers may differ depending on the Group’s business segments. For the years ended December 31, 2025 and 2024, more than 60% and 67%, respectively, of the Group’s sales of crops were sold to 19 and 19 well-known customers (both multinational and local) with a good credit history with the Group. In the rice segment 63% and 65% of sales were sold to 19 and 19 well-known customers for the years ended December 31, 2025 and 2024, respectively.

In the dairy segment, 63% and 67% of the sales were concentrated in 19 and 19 well-known customers for the years ended December 31, 2025 and 2024, respectively.

In the Sugar, Ethanol and Energy segment, (i) 78% and 89% of the sales of ethanol were concentrated in 6 and 12 large well known customers for the years ended December 31, 2025 and 2024, respectively, with a satisfactory credit history with the Company; (ii) 28% and 49% of the sales of Energy were made to Cámara de Comercialização de Energia Elétrica (CCEE ) and an other 45% and 28% is concentrated in 10 and 11 large well known customers with a satisfactory credit history with the Company and for the years ended December 31, 2025 and 2024, respectively, (iii) 81% and 94% of the export of Sugar were concentrated in 6 and 6 large well customers for the years ended December 31, 2025 and 2024, respectively.

In the fertilizers segment, 80% of the sales were concentrated in 18 well-known customers for the years ended December 31, 2025.

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

The Group is exposed to counterparty credit risk on cash and cash equivalent balances. The Group holds cash on deposit with a number of financial institutions. The Group manages its credit risk exposure by limiting individual deposits to clearly defined limits. The Group only deposits with high quality banks and financial institutions. As of December 31, 2025 and 2024, the total amount of cash and cash equivalents mainly comprise cash in banks and short-term bank deposits. The Group is authorized to transact with banks rated “BBB+” or higher. As of December 31, 2025 and 2024, 3 and 5 banks (primarily Credit Agricole, Banco Itaú, Banco Galicia, JP Morgan and FCI) accounted for more than 82% and 70%, respectively, of the total cash deposited. The remaining amount of cash and cash equivalents relates to cash in hand. Additionally, during the year ended December 31, 2025, the Group invested in BOPREAL (Bonos para la Reconstrucción de una Argentina Libre), LECAPs (Letras del Tesoro Nacional Capitalizables en Pesos), LELINK (Letras Dollar Linked), BONCAP (Bono Capitalizable en Pesos) in fixed-term bank deposits, treasury bills and also entered into derivative contracts (currency forward). The Group’s exposure of credit risk arising from cash and cash equivalents is set out in Note 20.

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

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)

•Capital risk management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, it may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or buy own shares or sell assets to reduce debt. Consistent with others in the industry, the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as total debt (including current and non-current borrowings as shown in the consolidated statement of financial position, if applicable) divided by total capital. Total capital is calculated as equity, as shown in the consolidated statement of financial position, plus total borrowings. During the year ended December 31, 2025, the strategy was to maintain the gearing ratio within 0.30 to 0.60, as follows:

	2025	2024
Total borrowings	1,593,009	779,556
Total equity	1,792,291	1,408,101
Total capital	3,385,300	2,187,657
Gearing ratio	0.47	0.36

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
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)

The following tables show the outstanding positions for each type of derivative contract as of the date of each statement of financial position:

▪ Futures / options

As of December 31, 2025:

	2025
Type of derivative contract	Quantities (thousands) (**)	Notional amount	Fair Value Asset/ (Liability)	(Loss)/Gain (*)
Futures:
Sale
Sugar	170	43,680	1,611	(1,764)
Ethanol	13	36,700	(194)	(194)
Options:
Buy put
Sugar	46	(323)	(368)	(651)
Total	229	80,057	1,049	(2,609)
 As of December 31, 2024:

	2024
Type of derivative contract	Quantities (thousands) (**)	Notional amount	Fair Value Asset/ (Liability)	(Loss)/Gain (*)
Futures:
Sale
Soybean	2	407	(18)	(18)
Wheat	3	697	16	16
Sugar	46	19,357	854	3,446
OTC:
Sugar	5	2,509	160	828
Total	56	22,970	1,012	4,272
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

a) In December 2020, with Itaú BBA in an aggregate amount of R$ 400 million. In these operations the company receives IPCA (Extended National Consumer Price Index) plus 4.24% per year, and pays CDI (an interbank floating interest rate in Reais) plus 1.85% per year. This swap was early terminated in December, 2025 and the subsidiary entered into a new interest rate swap operation with Itaú BBA in an aggregate amount of R$ 365 million. In this transaction, Adecoagro Vale do Ivinhema receives a fixed rate of 13.47% per annum and pays CDI (a floating interbank interest rate in Brazilian Reais) plus 0.05% per annum. This swap expires semiannually until December, 2034.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)

b) In July 2024 with:

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

–XP Investimentos in an aggregate amount of R$ 209 million. In this operation the Company receives pre-fixed rate 12.61% per year and pays CDI (an interbank floating interest rate in Reais) plus 0.48% per year. This swap expires in July 2031.
These interest rate swap agreements resulted in a recognition of a gain of US$ 2.2 million and a loss US$ 10.5 million for the years ended December 31, 2025 and 2024, respectively.

▪Currency forward

The Group did not enter nor have outstanding any significant currency forward contract in 2025 and 2024.

Gains and losses on currency forward contracts are included within “Financial results, net” in the statement of income.

3.    Segment information

We are an agro-industrial company in South America, with operations in Argentina, Brazil and Uruguay. Our businesses encompass agricultural production, industrial processing and the production of critical agricultural inputs. In agriculture, we produce a diversified portfolio of products—including various crops, rice, sugarcane and dairy—supplying both our own industrial operations and third-party clients. Our manufacturing activities include the processing and commercialization of value-added products, such as sugar, ethanol, energy, processed peanuts, rice and dairy products, like UHT milk and powdered milk, among others. In addition, we produce nitrogen-based fertilizers, supporting agricultural productivity in Argentina and South America. We also provide ancillary services such as grain warehousing, conditioning, handling and drying. Furthermore, we opportunistically conduct land sales and/or acquisitions.

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

Following the completion of the acquisition of Profertil S.A. on December 18, 2025 (Note 21), the Group’s Chief Operating Decision Maker (CODM) reassessed and updated the Group’s internal organizational and management structure and the manner in which operating results are reviewed for purposes of assessing performance and allocating resources. As a result of this acquisition, the group defined a new segment, Fertilizers, which includes mainly the manufacturing and commercialization of fertilizers. For the year ended December 31, 2025, the Fertilizers segment includes (i) the consolidation of the results of operations of Profertil for the period from December 18, 2025 (acquisition date) through December 31, 2025 (a 13-day period), and (ii) the results of Profertil recognized under the equity method for the period from December 10, 2025 (date of acquisition of the equity method investment, including in the line “Other operating income, net” ) through December 17, 2025. See Note 21 — Acquisitions / Dispositions – Acquisition of Profertil S.A.

As a result, beginning in December 2025 the Group operates in three operating segments: ‘Sugar,’ Ethanol and Energy,’ ‘Fertilizers”, and ‘Farming,’ and segment information presented in this note is prepared based on the internal reports that are regularly reviewed by the CODM.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)

•The ‘Sugar, Ethanol and Energy’ business consists of cultivating sugarcane which is processed in our own mills in Brazil, transformed into ethanol, sugar and bioelectricity and then commercialized; in addition to the production of biomethane and other by-products;

•The ‘Fertilizers’ business consists of the production of nitrogen-based fertilizers, primarily urea, at our own industrial facility in Argentina, together with the commercialization of these products through a network of storage facilities spread across the country;

•The ‘Farming’ is further comprised of three reportable segments; Crops, Rice and Dairy:

•The ‘Crops’ Segment consists of planting, harvesting and sale of grains, oilseeds and fibers (including soybeans, corn, wheat, peanuts, cotton and sunflowers, among others), and to a lesser extent the provision of grain warehousing/conditioning and handling and drying services to third parties. Each underlying crop in this segment does not represent a separate operating segment. Management seeks to maximize the use of the land through the cultivation of one or more type of crops. Types and surface amount of crops cultivated may vary from harvest-year to harvest-year depending on several factors, some of them out of the Group’s control. A single manager is responsible for the management of all crops rather than for each individual crop.

•The ‘Rice’ segment, consists of the genetic development of rice seeds in addition to the planting, harvesting, processing and commercialization of rice and other value-added products; and.

•The ‘Dairy’ segment, which consists of the production of raw milk in our own free-stalls, and sale of raw milk and industrialized products, including fluid milk, cheese and powdered milk, among others, which are produced in our own industrial facilities.

As further discussed in Note 32, the Group applies IAS 29 to its operations in Argentina with functional currency Argentine peso. According to IAS 29, for these Argentine subsidiaries, all Argentine Peso-denominated non-monetary items in the statement of financial position are adjusted by applying a general price index from the date they were initially recognized to the end of the reporting period. Likewise, all Argentine Peso-denominated items in the statement of income are expressed in terms of the measuring unit current at the end of the reporting period, consequently, income statement items are adjusted by applying a general price index on a monthly basis from the dates they were initially recognized in the financial statements to the end of the reporting period. This process is called “re-measurement”. Once the re-measurement process is completed, all Argentine Peso denominated accounts are translated into U.S. Dollars, which is our reporting currency, applying the guidelines in IAS 21 “The Effects of Changes in Foreign Exchange Rates”(“IAS 21”). IAS 21 requires that amounts be translated at the closing rate at the date of the most recent statement of financial position. This process is called “translation”. The re-measurement and translation processes are applied on a monthly basis until year-end. Due to these processes, the re-measured and translated results of operations for a given month are subject to change until year-end, affecting comparison and analysis.

However, the internal reporting reviewed by the CODM departs from the application of IAS 29 and IAS 21 re-measurement and translation processes discussed above. For segment reporting purposes, the segment results of Argentine for each reporting period were adjusted for inflation and translated into the reporting currency using the reporting period average exchange rate. The translated amounts were not subsequently re-measured and translated in accordance with the IAS 29 and IAS 21 guidelines. In order to evaluate the segment’s performance, results of operations in Argentina are based on monthly data adjusted for inflation and converted into the monthly US dollar average exchange rate. These converted amounts are not subsequently readjusted and reconverted as described under IAS 29 and IAS 21. It should be noted that this translation methodology for evaluating segment information is the same that the Group uses to translate results of operations from its other subsidiaries from other countries that have not been designated hyperinflationary economies because it allows for a more accurate analysis of the economic performance of its business as a whole. The CODM believes that the exclusion of the re-measurement and translation processes from the segment reporting structure allows for a more useful presentation and facilitates period-to-period comparison and performance analysis.

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

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)-
Segment reconciliation for the year ended December 31, 2025:

	2025
	Crops			Rice			Dairy
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Revenue	247,516	(5,929)	241,587	217,084	(2,868)	214,216	293,289	(9,373)	283,916
Cost of revenue	(237,537)	6,108	(231,429)	(194,193)	2,323	(191,870)	(258,638)	8,361	(250,277)
Initial recognition and changes in fair value of biological assets and agricultural produce	(1,879)	131	(1,748)	17,098	(686)	16,412	23,278	(1,356)	21,922
Loss from changes in net realizable value of agricultural produce after harvest	7,367	(276)	7,091	(25)	(18)	(43)	—	—	—
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	15,467	34	15,501	39,964	(1,249)	38,715	57,929	(2,368)	55,561
General and administrative expenses	(20,785)	991	(19,794)	(21,198)	892	(20,306)	(14,950)	552	(14,398)
Selling expenses	(19,747)	638	(19,109)	(33,137)	1,130	(32,007)	(35,225)	1,079	(34,146)
Other operating income / (expense), net	12,465	(119)	12,346	5,526	(139)	5,387	(107)	(5)	(112)
Profit / (loss) from Operations	(12,600)	1,544	(11,056)	(8,845)	634	(8,211)	7,647	(742)	6,905

Depreciation and amortization	(5,993)	210	(5,783)	(22,384)	597	(21,787)	(17,957)	562	(17,395)
Net loss from Fair value adjustment of investment property	—	—	—	3,366	(54)	3,312	—	—	—
Insurance recovery / Impairment of assets destroyed by fire	11,353	(58)	11,295	—	—	—	—	—	—

	2025
	Corporate			Total
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Revenue	—	—	—	1,445,904	(18,170)	1,427,734
Cost of revenue	—	—	—	(1,195,299)	16,792	(1,178,507)
Initial recognition and changes in fair value of biological assets and agricultural produce	—	—	—	97,521	(1,911)	95,610
Loss from changes in net realizable value of agricultural produce after harvest	—	—	—	6,733	(294)	6,439
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	—	—	—	354,859	(3,583)	351,276
General and administrative expenses	(40,149)	1,443	(38,706)	(126,000)	3,878	(122,122)
Selling expenses	(380)	2	(378)	(163,983)	2,849	(161,134)
Other operating income / (expense), net	(256)	7	(249)	26,541	(256)	26,285
Profit / (loss) from Operations	(40,785)	1,452	(39,333)	91,417	2,888	94,305

Depreciation and amortization	(2,043)	69	(1,974)	(200,009)	1,438	(198,571)
Net loss from Fair value adjustment of investment property	—	—	—	3,366	(54)	3,312
Insurance recovery / impairment of assets destroyed by fire	—	—	—	11,353	(58)	11,295

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)-
Segment reconciliation for the year ended December 31, 2024:

	2024
	Crops			Rice			Dairy
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Revenue	236,128	13,068	249,196	248,198	12,242	260,440	284,098	17,219	301,317
Cost of revenue	(213,909)	(12,424)	(226,333)	(208,266)	(10,029)	(218,295)	(241,770)	(13,477)	(255,247)
Initial recognition and changes in fair value of biological assets and agricultural produce	28,347	4,703	33,050	45,780	7,656	53,436	14,539	890	15,429
Gain from changes in net realizable value of agricultural produce after harvest	(19,780)	(2,656)	(22,436)	(6,614)	59	(6,555)	—	—	—
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	30,786	2,691	33,477	79,098	9,928	89,026	56,867	4,632	61,499
General and administrative expenses	(18,622)	(1,517)	(20,139)	(17,025)	(1,255)	(18,280)	(11,769)	(918)	(12,687)
Selling expenses	(17,240)	(1,060)	(18,300)	(30,771)	(1,735)	(32,506)	(27,678)	(1,915)	(29,593)
Other operating income / (expense), net	(5,304)	252	(5,052)	(14,052)	(4,288)	(18,340)	4,084	530	4,614
Profit from Operations	(10,380)	366	(10,014)	17,250	2,650	19,900	21,504	2,329	23,833

Depreciation and amortization	(5,698)	(701)	(6,399)	(14,798)	(1,057)	(15,855)	(12,219)	(1,028)	(13,247)
Net gain from Fair value adjustment of investment property	(588)	(50)	(638)	(18,137)	(4,600)	(22,737)	—	—	—
Impairment of assets destroyed by fire	(14,162)	(97)	(14,259)	—	—	—	—	—	—

	2024
	Corporate			Total
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Revenue	—	—	—	1,476,378	42,529	1,518,907
Cost of revenue	—	—	—	(1,162,785)	(35,930)	(1,198,715)
Initial recognition and changes in fair value of biological assets and agricultural produce	—	—	—	129,832	13,249	143,081
Gain from changes in net realizable value of agricultural produce after harvest	—	—	—	(25,840)	(2,597)	(28,437)
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	—	—	—	417,585	17,251	434,836
General and administrative expenses	(25,452)	(2,143)	(27,595)	(98,047)	(5,833)	(103,880)
Selling expenses	736	(15)	721	(148,757)	(4,725)	(153,482)
Other operating income / (expense), net	294	5	299	8,325	(3,501)	4,824
Profit / (loss) from Operations	(24,422)	(2,153)	(26,575)	179,106	3,192	182,298

Depreciation and amortization	(1,523)	(127)	(1,650)	(223,244)	(2,913)	(226,157)
Net gain from Fair value adjustment of investment property	—	—	—	(18,725)	(4,650)	(23,375)
Impairment of assets destroyed by fire	—	—	—	(14,162)	(97)	(14,259)

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)-

Segment reconciliation for the year ended December 31, 2023:

	2023
	Crops			Rice			Dairy
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Revenue	216,912	(50,659)	166,253	256,347	(26,155)	230,192	246,875	(66,756)	180,119
Cost of revenue	(188,954)	45,075	(143,879)	(178,322)	8,064	(170,258)	(209,362)	54,889	(154,473)
Initial recognition and changes in fair value of biological assets and agricultural produce	(4,862)	(5,465)	(10,327)	(2,488)	(1,813)	(4,301)	14,086	(6,036)	8,050
Loss from changes in net realizable value of agricultural produce after harvest	2,730	(736)	1,994	—	—	—	—	—	—
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	25,826	(11,785)	14,041	75,537	(19,904)	55,633	51,599	(17,903)	33,696
General and administrative expenses	(14,779)	4,866	(9,913)	(15,709)	4,436	(11,273)	(10,411)	3,456	(6,955)
Selling expenses	(22,450)	6,336	(16,114)	(33,407)	6,958	(26,449)	(25,488)	8,312	(17,176)
Other operating income / (expense), net	20,006	(4,721)	15,285	7,470	(252)	7,218	1,872	(960)	912
Profit from Operations	8,603	(5,304)	3,299	33,891	(8,762)	25,129	17,572	(7,095)	10,477

Depreciation and amortization	(8,330)	2,909	(5,421)	(15,154)	4,342	(10,812)	(10,913)	3,852	(7,061)
Net loss from Fair value adjustment of investment property	10,199	(650)	9,549	1,176	(105)	1,071	—	—	—

	2023
	Corporate			Total
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Revenue	—	—	—	1,442,441	(143,570)	1,298,871
Cost of revenue	—	—	—	(1,081,208)	108,028	(973,180)
Initial recognition and changes in fair value of biological assets and agricultural produce	—	—	—	101,172	(13,314)	87,858
Loss from changes in net realizable value of agricultural produce after harvest	—	—	—	2,574	(736)	1,838
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	—	—	—	464,979	(49,592)	415,387
General and administrative expenses	(23,061)	6,473	(16,588)	(89,551)	19,231	(70,320)
Selling expenses	(305)	107	(198)	(150,805)	21,713	(129,092)
Other operating income / (expense), net	(309)	21	(288)	31,502	(5,912)	25,590
Profit / (loss) from Operations	(23,675)	6,601	(17,074)	256,125	(14,560)	241,565

Depreciation and amortization	(1,275)	454	(821)	(211,575)	11,557	(200,018)
Net loss from Fair value adjustment of investment property	—	—	—	11,375	(755)	10,620

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)-
The following table presents information with respect to the Group’s reportable segments. Certain other activities of a holding function nature not allocable to the segments are disclosed in the column ‘Corporate’

Segment analysis for the year ended December 31, 2025:

	Sugar, Ethanol and Energy	Fertilizers	Farming				Corporate	Total
			Crops	Rice	Dairy	Farming subtotal
Revenue	656,868	31,147	247,516	217,084	293,289	757,889	—	1,445,904
Cost of revenue	(482,747)	(22,184)	(237,537)	(194,193)	(258,638)	(690,368)	—	(1,195,299)
Initial recognition and changes in fair value of biological assets and agricultural produce	59,024	—	(1,879)	17,098	23,278	38,497	—	97,521
Changes in net realizable value of agricultural produce after harvest	(609)	—	7,367	(25)	—	7,342	—	6,733
Margin on manufacturing and agricultural activities before operating expenses	232,536	8,963	15,467	39,964	57,929	113,360	—	354,859
General and administrative expenses	(27,152)	(1,766)	(20,785)	(21,198)	(14,950)	(56,933)	(40,149)	(126,000)
Selling expenses	(71,988)	(3,506)	(19,747)	(33,137)	(35,225)	(88,109)	(380)	(163,983)
Other operating income / (expense), net	(*) 9,432	(519)	12,465	5,526	(107)	17,884	(256)	26,541
Profit / (loss) from operations	142,828	3,172	(12,600)	(8,845)	7,647	(13,798)	(40,785)	91,417

Depreciation and amortization	(148,710)	(2,922)	(5,993)	(22,384)	(17,957)	(46,334)	(2,043)	(200,009)
Net loss from Fair value adjustment of investment property	—	—	—	3,366	—	3,366	—	3,366
Insurance recovery / impairment of assets destroyed by fire	—	—	11,353	—	—	11,353	—	11,353

Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	26,822	—	(1,662)	5,629	(21,710)	(17,743)	—	9,079
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	32,202	—	(217)	11,469	44,988	56,240	—	88,442
Changes in net realizable value of agricultural produce after harvest (unrealized)	—	—	876	—	—	876	—	876
Changes in net realizable value of agricultural produce after harvest (realized)	(609)	—	6,491	(25)	—	6,466	—	5,857

Farmlands and farmland improvements, net	88,896	—	433,871	215,469	2,323	651,663	—	740,559
Machinery, equipment and other fixed assets, net	245,119	1,218,881	56,169	77,081	121,361	254,611	—	1,718,611
Bearer plants, net	413,604	—	1,232	—	—	1,232	—	414,836
Work in progress	25,622	83,717	2,001	14,383	10,622	27,006	—	136,345
Right of use assets	352,466	9,208	16,137	10,153	498	26,788	531	388,993
Investment property	—	—	—	24,037	—	24,037	—	24,037
Goodwill	3,969	208,204	9,701	5,896	—	15,597	—	227,770
Biological assets	127,347	—	62,931	83,719	40,747	187,397	—	314,744
Finished goods	61,457	33,416	38,211	18,740	18,421	75,372	—	170,245
Raw materials, stocks held by third parties and others	24,120	5,983	53,465	43,068	9,390	105,923	—	136,026
Total segment assets	1,342,600	1,559,409	673,718	492,546	203,362	1,369,626	531	4,272,166
Borrowings	570,737	305,100	62,311	25,569	117,891	205,771	511,401	1,593,009
Lease liabilities	324,888	9,895	15,406	5,181	531	21,118	701	356,602
Total segment liabilities	895,625	314,995	77,717	30,750	118,422	226,889	512,102	1,949,611

(*) This amount includes US$ 2.2 million related to tax credits resulting from a judicial decision regarding the exclusion of ICMS from the calculation base for PIS and COFINS, as well as US$ 3.9 million related to federal grant credits.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)-

Segment analysis for the year ended December 31, 2024

	Sugar, Ethanol and Energy	Farming				Corporate	Total
		Crops	Rice	Dairy	Farming subtotal
Revenue	707,954	236,128	248,198	284,098	768,424	—	1,476,378
Cost of revenue	(498,840)	(213,909)	(208,266)	(241,770)	(663,945)	—	(1,162,785)
Initial recognition and changes in fair value of biological assets and agricultural produce	41,166	28,347	45,780	14,539	88,666	—	129,832
Changes in net realizable value of agricultural produce after harvest	554	(19,780)	(6,614)	—	(26,394)	—	(25,840)
Margin on manufacturing and agricultural activities before operating expenses	250,834	30,786	79,098	56,867	166,751	—	417,585
General and administrative expenses	(25,179)	(18,622)	(17,025)	(11,769)	(47,416)	(25,452)	(98,047)
Selling expenses	(73,804)	(17,240)	(30,771)	(27,678)	(75,689)	736	(148,757)
Other operating income / (expense), net	(*) 23,303	(5,304)	(14,052)	4,084	(15,272)	294	8,325
Profit / (loss) from operations	175,154	(10,380)	17,250	21,504	28,374	(24,422)	179,106

Depreciation and amortization	(189,006)	(5,698)	(14,798)	(12,219)	(32,715)	(1,523)	(223,244)
Net gain from Fair value adjustment of investment property	—	(588)	(18,137)	—	(18,725)	—	(18,725)
Reverse of revaluation surplus derived from the disposals of assets before taxes	—	9,024	—	—	9,024	—	9,024
Impairment of assets destroyed by fire	—	(14,162)	—	—	(14,162)	—	(14,162)

Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	(23,937)	10,197	18,669	(30,487)	(1,621)	—	(25,558)
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	65,103	18,150	27,111	45,026	90,287	—	155,390
Changes in net realizable value of agricultural produce after harvest (unrealized)	—	(775)	(6,552)	—	(7,327)	—	(7,327)
Changes in net realizable value of agricultural produce after harvest (realized)	554	(19,005)	(62)	—	(19,067)	—	(18,513)

Farmlands and farmland improvements, net	80,357	432,826	176,516	2,454	611,796	—	692,153
Machinery, equipment and other fixed assets, net	203,679	41,770	112,849	143,640	298,259	—	501,938
Bearer plants, net	326,278	1,292	—	—	1,292	—	327,570
Work in progress	16,175	468	6,276	4,009	10,753	—	26,928
Right of use assets	336,521	20,850	15,234	474	36,558	767	373,846
Investment property	—	28,193	5,349	—	33,542	—	33,542
Goodwill	3,526	10,397	6,319	—	16,716	—	20,242
Biological assets	69,620	79,363	102,098	42,864	224,325	—	293,945
Finished goods	94,633	40,345	32,623	20,553	93,521	—	188,154
Raw materials, stocks held by third parties and others	21,865	44,809	18,446	16,390	79,645	—	101,510
Total segment assets	1,152,654	700,313	475,710	230,384	1,406,407	767	2,559,828
Borrowings	532,230	36,573	15,270	69,199	121,042	126,284	779,556
Lease liabilities	310,769	17,385	12,549	538	30,472	789	342,030
Total segment liabilities	842,999	53,958	27,819	69,737	151,514	127,073	1,121,586
(*) This amount includes US$ 11.3 million related to tax credits resulting from a judicial decision regarding the exclusion of ICMS from the calculation base for PIS and COFINS, as well as US$ 8.1 million related to federal grant credits.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)-
Segment analysis for the year ended December 31, 2023

	Sugar, Ethanol and Energy	Farming				Corporate	Total
		Crops	Rice	Dairy	Farming subtotal
Revenue	722,307	216,912	256,347	246,875	720,134	—	1,442,441
Cost of revenue	(504,570)	(188,954)	(178,322)	(209,362)	(576,638)	—	(1,081,208)
Initial recognition and changes in fair value of biological assets and agricultural produce	94,436	(4,862)	(2,488)	14,086	6,736	—	101,172
Changes in net realizable value of agricultural produce after harvest	(156)	2,730	—	—	2,730	—	2,574
Margin on manufacturing and agricultural activities before operating expenses	312,017	25,826	75,537	51,599	152,962	—	464,979
General and administrative expenses	(25,591)	(14,779)	(15,709)	(10,411)	(40,899)	(23,061)	(89,551)
Selling expenses	(69,155)	(22,450)	(33,407)	(25,488)	(81,345)	(305)	(150,805)
Other operating income / (expense), net	2,463	20,006	7,470	1,872	29,348	(309)	31,502
Profit / (loss) from operations	219,734	8,603	33,891	17,572	60,066	(23,675)	256,125

Depreciation and amortization	(175,903)	(8,330)	(15,154)	(10,913)	(34,397)	(1,275)	(211,575)
Net loss from Fair value adjustment of investment property	—	10,199	1,176	—	11,375	—	11,375
Reverse of revaluation surplus derived from the disposals of assets before taxes	—	20,245	—	—	20,245	—	20,245
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	(15,393)	4,171	(1,002)	(12,655)	(9,486)	—	(24,879)
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	109,829	(9,033)	(1,486)	26,741	16,222	—	126,051
Changes in net realizable value of agricultural produce after harvest (unrealized)	—	2,599	—	—	2,599	—	2,599
Changes in net realizable value of agricultural produce after harvest (realized)	(156)	131	—	—	131	—	(25)

Total reportable segments’ assets and liabilities are reconciled to total assets as per the statement of financial position as follows:

	2025	2024
Total reportable assets as per segment information	4,272,166	2,559,828
Intangible assets (excluding goodwill)	26,105	16,989
Deferred income tax assets	23,722	15,507
Trade and other receivables	447,239	251,866
Other assets	3,459	3,761
Derivative financial instruments	3,131	9,596
Short-term investment	89,826	46,097
Cash and cash equivalents	383,150	211,244
Total assets as per the statement of financial position	5,248,798	3,114,888

	2025	2024
Total reportable liabilities as per segment information	1,949,611	1,121,586
Trade and other payables	673,860	207,674
Deferred income tax liabilities	728,634	330,336
Payroll and social liabilities	39,349	34,189
Provisions for other liabilities	27,738	3,752
Current income tax liabilities	31,921	3,471
Derivative financial instruments	5,394	5,779
Total liabilities as per the statement of financial position	3,456,507	1,706,787

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)-
.
Non-current assets and revenues and fair value gains and losses are shown by geographic region. These are the regions in which the Group is active: Argentina, Brazil, Uruguay and others.

As of and for the year ended December 31, 2025:

	Argentina	Brazil	Uruguay	Chile	Total
Property, plant and equipment	2,219,285	773,241	17,825	—	3,010,351
Investment property	24,037	—	—	—	24,037
Goodwill	223,801	3,969	—	—	227,770
Non-current portion of biological assets	40,488	—	—	—	40,488

Revenue	488,950	516,141	432,894	7,919	1,445,904
Initial recognition and changes in fair value of biological assets and agricultural produce	36,995	59,024	1,502	—	97,521
Changes in net realizable value of agricultural produce after harvest	7,631	(609)	(289)	—	6,733

As of and for the year ended December 31, 2024:

	Argentina	Brazil	Uruguay	Chile	Total
Property, plant and equipment	904,340	626,606	17,643	—	1,548,589
Investment property	33,542	—	—	—	33,542
Goodwill	16,716	3,526	—	—	20,242
Non-current portion of biological assets	43,418	—	—	—	43,418

Revenue	480,662	435,719	551,179	8,818	1,476,378
Initial recognition and changes in fair value of biological assets and agricultural produce	83,400	41,166	5,266	—	129,832
Changes in net realizable value of agricultural produce after harvest	(22,045)	554	(4,349)	—	(25,840)
As of and for the year ended December 31, 2023:

	Argentina	Brazil	Uruguay	Chile	Total
Revenue	402,205	401,051	632,165	7,020	1,442,441
Initial recognition and changes in fair value of biological assets and agricultural produce	6,469	94,436	267	—	101,172
Changes in net realizable value of agricultural produce after harvest	3,341	(156)	(611)	—	2,574

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.    Revenue

	2025	2024	2023
Manufactured products and services rendered:
Ethanol	337,550	265,154	247,008
Sugar (*)	265,687	391,738	419,858
Energy (*)	41,090	37,029	35,985
Urea	24,066	—	—
Peanut	59,947	59,310	63,646
Sunflower	6,933	7,621	8,301
Cotton	4,896	3,893	8,383
Rice (*)	182,259	224,398	199,746
Fluid milk (UHT)	115,328	136,699	74,402
Powder milk (*)	53,321	55,552	43,958
Other dairy products	84,326	77,589	35,385
Services	10,375	10,887	6,080
Rental income	1,570	2,831	1,210
Others	51,498	45,641	43,436
	1,238,846	1,318,342	1,187,398
Agricultural produce and biological assets:
Soybean	80,943	79,445	42,610
Corn	46,564	56,125	22,490
Wheat	19,991	22,942	7,984
Rice	2,393	—	—
Sunflower	5,961	3,148	7,095
Barley	3,028	2,578	2,826
Seeds	706	4,328	428
Raw milk	4,229	9,383	15,081
Cattle	8,294	5,765	3,542
Cattle for dairy	15,119	13,700	6,718
Others	1,660	3,151	2,699
	188,888	200,565	111,473
Total revenue	1,427,734	1,518,907	1,298,871
(*) Includes sales of mwh of energy, tons of sugar and power milk produced by third parties for an amount of US$5.1 million, US$13.2 million and US$ 0.3 million respectively (December 31, 2024: sales of mwh of energy and tons rice products produced by third parties for an amount of US$3.2 million, and US$0.7 million respectively and December 31, 2023: sales of mwh of energy, tons rice and powder milk US$2.4 million, US$22.3 million and US$0.8 million, respectively).

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

The notional amount of these contracts is US$53.2 million as of December 31, 2025 (2024: US$67.5 million; 2023: US$73.5 million) and comprised primarily of 11,663 thousand tons of sugar (US$ 4.5 million), 8,457 thousand m3 of ethanol (US$5.2 million), 564,870 thousand mwh of energy (US$23.5 million), 27,465 thousand tons of soybean (US$8.5 million), 18,750 thousand tons of wheat (US$3.2 million), and 34,051 thousand tons of corn (US$6.3 million) which expire between January and December 2026.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.    Cost of revenue

For the year ended December 31:

	2025
	Sugar, Ethanol and Energy	Fertilizers	Crops	Rice	Dairy	Total
Finished goods at the beginning of year (Note 19)	94,633	—	40,345	32,623	20,553	188,154
Acquisition of subsidiaries (Note 21)	—	44,131	—	—	—	44,131
Cost of production of manufactured products (Note 6)	450,893	11,469	67,111	185,457	226,388	941,318
Purchases	17,369	—	37,490	3,847	3,368	62,074
Agricultural produce	8,413	—	174,944	44	19,347	202,748
Transfer to raw material	—	—	(74,151)	(10,260)	—	(84,411)
Direct agricultural selling expenses	—	—	19,473	—	—	19,473
Tax recoveries (i)	(50,555)	—	—	—	—	(50,555)
Changes in net realizable value of agricultural produce after harvest	(609)	—	7,091	(43)	—	6,439
Loss of idle capacity	17,912	—	—	—	—	17,912
Finished goods at the end of the year (Note 19)	(61,457)	(33,416)	(38,211)	(18,740)	(18,421)	(170,245)
Exchange differences	6,148	—	(2,663)	(1,058)	(958)	1,469
Cost of revenue	482,747	22,184	231,429	191,870	250,277	1,178,507

For the year ended December 31:

	2024
	Sugar, Ethanol and Energy	Crops	Rice	Dairy	Total
Finished goods at the beginning of year	126,971	33,407	9,306	9,927	179,611
Cost of production of manufactured products (Note 6)	543,176	67,821	241,734	236,410	1,089,141
Purchases	1,837	24,015	1,128	6,839	33,819
Agricultural produce	6,067	220,471	—	23,083	249,621
Transfer to raw material	—	(102,773)	2,302	—	(100,471)
Direct agricultural selling expenses	—	27,861	—	—	27,861
Tax recoveries (i)	(56,361)	—	—	—	(56,361)
Changes in net realizable value of agricultural produce after harvest	554	(22,436)	(6,555)	—	(28,437)
Loss of idle capacity	4,918	—	—	—	4,918
Finished goods at the end of the year (Note 19)	(94,633)	(40,345)	(32,623)	(20,553)	(188,154)
Exchange differences	(33,689)	18,312	3,003	(459)	(12,833)
Cost of revenue	498,840	226,333	218,295	255,247	1,198,715
(i) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values for an amount of USD 37.8 million and for PIS and COFINS for an amount of USD 18.5 million.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.    Cost of revenue (continued)

For the year ended December 31:

	2023
	Sugar, Ethanol and Energy	Crops	Rice	Dairy	Total
Finished goods at the beginning of year	88,693	37,539	13,659	12,825	152,716
Cost of production of manufactured products (Note 6)	548,553	47,086	123,629	121,341	840,609
Purchases	1,011	4,361	22,594	3,170	31,136
Agricultural produce	9,736	115,893	18	15,081	140,728
Transfer to raw material	—	(49,108)	(5,714)	—	(54,822)
Direct agricultural selling expenses	—	9,214	—	—	9,214
Tax recoveries (i)	(25,767)	—	—	—	(25,767)
Changes in net realizable value of agricultural produce after harvest	(156)	1,994	—	—	1,838
Loss of idle capacity	3,861	—	—	—	3,861
Finished goods at the end of the year	(126,971)	(33,407)	(9,306)	(9,927)	(179,611)
Exchange differences	5,610	10,307	25,378	11,983	53,278
Cost of revenue	504,570	143,879	170,258	154,473	973,180

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

The following table provides the additional disclosure required on the nature of expenses and their relationship to the function within the Group:

Expenses by nature for the year ended December 31, 2025:

	Cost of production of manufactured products (Note 5)						General and Administrative Expenses	Selling Expenses	Total
	Sugar, Ethanol and Energy	Fertilizers	Crops	Rice	Dairy	Total
Salaries, social security expenses and employee benefits	41,566	504	5,509	16,108	15,970	79,657	44,861	13,701	138,219
Raw materials and consumables	6,373	4,613	—	2,003	31,439	44,428	—	—	44,428
Depreciation and amortization	119,079	2,739	721	8,275	8,786	139,600	29,764	2,051	171,415
Depreciation of right of use assets	10,553	—	—	50	85	10,688	12,687	63	23,438
Fuel, lubricants and others	29,146	—	448	1,650	1,634	32,878	749	321	33,948
Maintenance and repairs	30,080	622	1,727	5,287	5,063	42,779	6,165	751	49,695
Freights	300	971	840	8,408	3,512	14,031	—	67,229	81,260
Export taxes / selling taxes	—	—	—	—	—	—	—	40,435	40,435
Export expenses	—	—	—	—	—	—	—	13,724	13,724
Contractors and services	9,973	—	3,314	1,086	805	15,178	—	—	15,178
Energy transmission	—	—	—	—	—	—	—	2,379	2,379
Energy power	902	1,449	1,523	3,798	3,504	11,176	923	288	12,387
Professional fees	891	83	111	139	112	1,336	16,246	(218)	17,364
Other taxes	8,231	34	34	192	168	8,659	907	756	10,322
Contingencies	—	—	—	—	—	—	461	—	461
Lease expense and similar arrangements	—	—	213	1,107	185	1,505	1,997	859	4,361
Third parties raw materials	38,415	—	20,988	26,124	78,769	164,296	—	—	164,296
Tax recoveries	(4,772)	—	—	—	—	(4,772)	—	—	(4,772)
Others	8,625	454	1,217	3,099	3,294	16,689	7,362	18,795	42,846
Subtotal	299,362	11,469	36,645	77,326	153,326	578,128	122,122	161,134	861,384
Own agricultural produce consumed	151,531	—	30,466	108,131	73,062	363,190	—	—	363,190
Total	450,893	11,469	67,111	185,457	226,388	941,318	122,122	161,134	1,224,574

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.    Expenses by nature (continued)

Expenses by nature for the year ended December 31, 2024:

	Cost of production of manufactured products (Note 5)					General and Administrative Expenses	Selling Expenses	Total
	Sugar, Ethanol and Energy	Crops	Rice	Dairy	Total
Salaries, social security expenses and employee benefits	47,731	5,348	15,941	14,372	83,392	34,578	12,327	130,297
Raw materials and consumables	5,930	—	886	28,319	35,135	—	—	35,135
Depreciation and amortization	149,453	2,055	5,204	6,156	162,868	25,270	1,042	189,180
Depreciation of right of use assets	8,901	—	54	—	8,955	14,914	130	23,999
Fuel, lubricants and others	35,069	263	1,534	1,611	38,477	1,478	406	40,361
Maintenance and repairs	37,045	1,698	5,051	5,386	49,180	5,904	1,135	56,219
Freights	395	344	11,561	3,635	15,935	—	70,697	86,632
Export taxes / selling taxes	—	—	—	—	—	—	36,145	36,145
Export expenses	—	—	—	—	—	—	12,816	12,816
Contractors and services	13,031	2,882	1,554	687	18,154	—	—	18,154
Energy transmission	—	—	—	—	—	—	2,340	2,340
Energy power	780	1,392	3,742	3,276	9,190	705	223	10,118
Professional fees	1,166	91	362	131	1,750	11,916	872	14,538
Other taxes	22,093	87	478	218	22,876	686	35	23,597
Contingencies	—	—	—	—	—	1,115	—	1,115
Lease expense and similar arrangements	—	246	1,228	201	1,675	1,629	708	4,012
Third parties raw materials	39,635	5,300	40,938	85,376	171,249	—	—	171,249
Tax recoveries	(18,536)	—	—	—	(18,536)	—	—	(18,536)
Others	8,947	786	3,287	2,908	15,928	5,685	14,606	36,219
Subtotal	351,640	20,492	91,820	152,276	616,228	103,880	153,482	873,590
Own agricultural produce consumed	191,536	47,329	149,914	84,134	472,913	—	—	472,913
Total	543,176	67,821	241,734	236,410	1,089,141	103,880	153,482	1,346,503

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.    Expenses by nature (continued)

Expenses by nature for the year ended December 31, 2023:

	Cost of production of manufactured products (Note 5)
	Sugar, Ethanol and Energy	Crops	Rice	Dairy	Total	General and Administrative Expenses	Selling Expenses	Total
Salaries, social security expenses and employee benefits	47,050	2,549	10,541	7,733	67,873	30,581	8,899	107,353
Raw materials and consumables	7,878	293	818	19,361	28,350	—	—	28,350
Depreciation and amortization	131,536	3,087	4,514	3,153	142,290	14,632	1,166	158,088
Depreciation right-of-use and other leases	9,402	—	32	350	9,784	7,837	208	17,829
Fuel, lubricants and others	37,707	139	665	1,338	39,849	572	251	40,672
Maintenance and repairs	32,594	724	2,550	1,490	37,358	1,377	583	39,318
Freights	106	80	5,662	1,921	7,769	—	57,629	65,398
Export taxes / selling taxes	—	—	—	—	—	—	29,910	29,910
Export expenses	—	—	—	—	—	—	11,550	11,550
Contractors and services	11,313	2,013	2,705	214	16,245	—	—	16,245
Energy transmission	—	—	—	—	—	—	2,621	2,621
Energy power	776	817	2,291	1,693	5,577	342	66	5,985
Professional fees	1,105	38	71	69	1,283	8,553	1,725	11,561
Other taxes	4,232	12	160	102	4,506	582	23	5,111
Contingencies	—	—	—	—	—	988	—	988
Lease expense and similar arrangements	—	127	523	145	795	975	567	2,337
Third parties raw materials	31,969	3,838	35,289	47,336	118,432	—	—	118,432
Tax recoveries	(74)	—	—	—	(74)	—	—	(74)
Others	6,091	552	1,396	1,498	9,537	3,881	13,894	27,312
Subtotal	321,685	14,269	67,217	86,403	489,574	70,320	129,092	688,986
Own agricultural produce consumed	226,868	32,817	56,412	34,938	351,035	—	—	351,035
Total	548,553	47,086	123,629	121,341	840,609	70,320	129,092	1,040,021

7.    Salaries and social security expenses

	2025	2024	2023
Wages and salaries (i) (ii)	167,067	160,955	127,113
Social security costs	40,518	46,912	41,404
Equity-settled share-based compensation	11,896	6,680	8,581
	219,481	214,547	177,098
(i)Includes US$32,605, US$33,148 and US$35,007, capitalized in Property, Plant and Equipment for the years 2025, 2024 and 2023, respectively.

(ii) Wages and salaries expenses includes, as applicable, amounts related to a defined contribution retirement plan assumed in the acquisition of Profertil S.A. Under this plan, eligible employees who elect to participate contribute a specified percentage of their monthly compensation, and the company matches the employee contribution. Amounts contributed generally become payable to the employee only upon retirement, or earlier in limited circumstances (including certain voluntary terminations, dismissal without cause, death, or incapacity). The company may discontinue the plan at any time without incurring termination costs.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

8.    Other operating income / (expense), net

	2025	2024	2023
Gain from commodity derivative financial instrument	1,175	10,593	6,913
Gain / (loss) from disposal of other property items	4,254	(2,408)	4,747
Net gain / (loss) from fair value adjustment of investment property	3,312	(23,375)	10,620
Gain from disposal of farmland and other assets (Note 21)	—	6,050	6,334
Insurance recovery / (impairment) of assets destroyed by fire (*)	11,295	(14,259)	—
Share of loss of joint venture (**)	(424)	—	—
Tax credits recognized (***)	6,144	19,486	—
Others	529	8,737	(3,024)
	26,285	4,824	25,590

(*) In September 2024, a fire in our Peanut facility located in the Province of Cordoba damaged a warehouse cell and inventory stored therein. As a result, the Company recognized an impairment loss of approximately US$ 12.0 million and US$ 2.0 million for inventories and property, plant and equipment, respectively. During 2025, we agreed the compensation with the insurance companies for an amount of USD 14.1 millions, which net of additional charges in 2025, totaled 11.3 million.

(**) It corresponds to the 50% interest held in Profertil S.A. from December 10 2025 to December 17, 2025 (See Note 21).

(***) This amount includes US$2.2 million (2024: US$11.3 million) related to non-income tax credits resulting from a judicial decision regarding the exclusion of ICMS from the calculation base for PIS and COFINS, as well as US$3.9 million (2024: US$8.1 million) related to federal grant credits.
9.    Financial results, net

	2025	2024	2023
Finance income:
- Interest income	26,980	16,048	7,134
- Foreign exchange gains, net	5,826	—	90,930
- Gain from interest rate/foreign exchange rate derivative financial instruments	1,788	—	3,501
- Other income	511	760	55,535
Finance income	35,105	16,808	157,100

Finance costs:
- Interest expense	(72,535)	(40,869)	(31,906)
- Finance cost related to lease liabilities	(38,550)	(32,938)	(40,203)
- Cash flow hedge – transfer from equity (Note 2)	—	(28,650)	(36,863)
- Foreign exchange losses, net	—	(37,569)	—
- Taxes	(6,059)	(7,572)	(5,473)
- Loss from interest rate/foreign exchange rate derivative financial instruments	—	(9,347)	—
- Other expenses	(9,990)	(9,496)	(7,642)
Finance costs	(127,134)	(166,441)	(122,087)
Other financial results - Net (loss) / gain of inflation effects on monetary items	(9,209)	2,421	28,816
Total financial results, net	(101,238)	(147,212)	63,829

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

	2025	2024	2023
Current income tax	(9,075)	(14,335)	4,570
Deferred income tax	9,249	71,350	(83,243)
Income tax benefit / (expense)	174	57,015	(78,673)

The statutory tax rate in the countries where the Group operates for all of the years presented are:

Tax Jurisdiction	Income Tax Rate
Argentina	35%
Brazil	34%
Uruguay	25%
Spain	25%
Luxembourg	23.87%
Chile	27%

Deferred tax assets and liabilities of the Group as of December 31, 2025 and 2024, without taking into consideration the offsetting of balances within the same tax jurisdiction, will be recovered or settled as follows:

	2025	2024
Deferred income tax asset to be recovered after more than 12 months	113,633	23,428
Deferred income tax asset to be recovered within 12 months	5,829	77,777
Deferred income tax assets	119,462	101,205

Deferred income tax liability to be settled after more than 12 months	(802,219)	(272,403)
Deferred income tax liability to be settled within 12 months	(22,155)	(143,631)
Deferred income tax liability	(824,374)	(416,034)
Deferred income tax liability, net	(704,912)	(314,829)

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.    Taxation (continued)

The gross movement on the deferred income tax account is as follows:

	2025	2024
Beginning of year	(314,829)	(366,554)
Exchange differences	6,467	(160,927)
Changes of fair value valuation for farmlands	(22,476)	144,971
Acquisition of subsidiary (Note 21)	(386,344)	—
Disposal of farmland	—	2,265
Tax credit relating to cash flow hedge (i)	—	(7,092)
Income tax benefit	9,249	71,350
Others	3,021	1,158
End of year	(704,912)	(314,829)

(i) Relates to the gain or loss before income tax of cash flow hedge recognized in other comprehensive income amounting to nil for the year ended December 31, 2025 (2024: US$601; 2023: US$7,319); net of the reclassification from Equity to the Income Statement of nil for the year ended December 31, 2025 (2024: US$ 26,997; 2023: US$ 49,737).

The movement in the deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred income tax liabilities	Property, plant and equipment	Investment property	Biological assets	Others	Total
At January 1, 2024	383,943	15,888	23,380	22,708	445,919
Charged / (credited) to the statement of income	(11,199)	(17,396)	550	(8,815)	(36,860)
Farmlands revaluation	(144,971)	—	—	—	(144,971)
Disposals of farmland	(2,265)	—	—	—	(2,265)
Exchange differences	137,102	11,215	8,679	(2,785)	154,211
At December 31, 2024	362,610	9,707	32,609	11,108	416,034
Charged / (credited) to the statement of income	10,691	933	3,297	(18,038)	(3,117)
Farmlands revaluation	22,476	—	—	—	22,476
Acquisition of subsidiaries (Note 21)	372,631	—	—	13,713	386,344
Exchange differences	4,070	(650)	(2,195)	1,412	2,637
At December 31, 2025	772,478	9,990	33,711	8,195	824,374

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.    Taxation (continued)

Deferred income tax assets	Provisions	Tax loss carry forwards	Equity-settled share-based compensation	Borrowings	Biological assets	Others	Total
At January 1, 2024	11,438	57,101	4,015	373	—	6,438	79,365
(Credited) / charged to the statement of income	(4,433)	27,133	—	14,828	9,176	(12,214)	34,490
Tax charge relating to cash flow hedge	—	(7,092)	—	—	—	—	(7,092)
Exchange differences	4,555	(6,200)	—	(1,712)	(6,643)	3,284	(6,716)
Others	—	—	964	—	—	194	1,158
At December 31, 2024	11,560	70,942	4,979	13,489	2,533	(2,298)	101,205
Charged / (credited) to the statement of income	6,664	16,285	(6,258)	(12,288)	(51)	1,780	6,132
Tax charge relating to cash flow hedge	—	—	—	—	—	—	—
Exchange differences	1,106	3,283	3,725	934	51	5	9,104
Others	—	—	3,043	—	—	(22)	3,021
At December 31, 2025	19,330	90,510	5,489	2,135	2,533	(535)	119,462

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

As of December 31, 2025, the Group’s tax loss carry forwards and their corresponding jurisdictions are as follows:

Jurisdiction	Tax loss carry forward
Argentina (1)	147,620
Brazil	110,474
Uruguay	2,024
Luxembourg	26,864

(1) As of December 31, 2025, the aging of the determination tax loss carry forward in Argentina is as follows:

Year of generation	Amount
2022	26,118
2023	413
2024	63,330
2025	57,759

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.    Taxation (continued)

The tax on the Group’s profit before income tax differs from the theoretical amount that would arise using the tax rates applicable to profits in the respective countries as follows:

	2025	2024	2023
Tax calculated at the tax rates applicable to profits in the respective countries	2,187	(8,735)	(103,860)
Non-deductible items	(1,096)	(316)	(1,616)
Effect of the changes in the statutory income tax rate in Argentina	—	—	1,280
Tax losses where no deferred tax asset was recognized	(28)	(20)	(706)
Non-taxable income	3,559	15,215	19,994
Previously unrecognized tax losses now recouped to reduce tax expenses (1)	7,613	9,908	38,646
Effect of IAS 29 and tax adjustment per inflation in Argentina	(18,779)	36,563	(29,526)
Others	6,718	4,400	(2,885)
Income tax expense	174	57,015	(78,673)

(1) 2025 includes US$5,708 of adjustment by inflation of tax loss carryforwards in Argentina (US$8,832 in 2024 and US$37,151 in 2023).

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

The Company believes that the lack of application of the income tax inflation adjustment is confiscatory. Accordingly, based on the precedents and the opinion of external and internal tax advisors, the Company has adjusted all items for inflation including those suspended by Section 39 of Law 24,073 as described above. The net effect of the inflation adjustment of Tax loss carryforwards resulted in a deferred tax asset of US$115.8 million as of December 31, 2025, of which US$81.7 million has already been applied.

The application of local tax laws require interpretation, and accordingly involves the application of judgment and is open to challenge by the relevant tax authorities. This gives rise to a level of uncertainty. Provisions for uncertain tax positions are established in accordance with IFRIC 23 based on an assessment of the range of likely tax outcomes in open years and reflecting the strength of technical arguments. Amounts are provided for individual tax uncertainties based on management’s assessment of whether the most likely amount or an expected amount based on a probability weighted methodology is the more appropriate predicter of amounts that the Company is ultimately expected to settle. When making this assessment, the Company

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.    Taxation (continued)

utilizes specialist in-house tax knowledge and experience and takes into consideration specialist tax advice from third party advisers on specific items. The Company has not provided any amount in this case based on its belief that it has solid arguments to support its position.

OECD Pillar Two model rules

The group is within the scope of the OECD Pillar Two model rules. Pillar Two legislation was enacted in Luxembourg, the jurisdiction in which Adecoagro S.A. is incorporated, and came into effect for the fiscal year starting on January 1st,, 2024.

The group has not recognized Pillar Two current tax for the year ended December 31, 2025.

The group applies the IAS 12 exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.

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

	2025	2024	2023
(Loss) / profit from operations attributable to equity holders of the parent	(8,348)	92,340	226,291
Weighted average number of shares in issue (thousands)	102,094	102,604	107,092
Basic earnings per share	(0.082)	0.900	2.113

(b) Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares. The Group has two categories of dilutive potential shares: equity-settled share options and restricted units. For these instruments, a calculation is done to determine the number of shares that could have been acquired at fair value, based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the equity-settled share options. During 2025, the share options outstanding average were 341 thousand (2024: 465 thousand; 2023: 401 thousands) share options outstanding.

	2025	2024	2023
(Loss) / profit from operations attributable to equity holders of the parent	(8,348)	92,340	226,291
Weighted average number of shares in issue (thousands)	102,094	102,604	107,092
Adjustments for:
- Employee share options and restricted units (thousands)	341	465	401
Weighted average number of shares for diluted earnings per share (thousands)	102,435	103,069	107,493
Diluted earnings per share	(0.082)	0.896	2.105

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

12.    Property, plant and equipment, net

Changes in the Group’s property, plant and equipment, net in 2025 and 2024 were as follows:

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and fittings	Bearer plants	Others	Work in progress	Total
At January 1, 2024
Fair value for farmlands / Cost	694,202	43,426	527,977	1,080,418	966,167	33,630	20,811	3,366,631
Accumulated depreciation	—	(31,781)	(286,821)	(883,423)	(590,325)	(24,716)	—	(1,817,066)
Net book amount	694,202	11,645	241,156	196,995	375,842	8,914	20,811	1,549,565
At December 31, 2024
Opening net book amount	694,202	11,645	241,156	196,995	375,842	8,914	20,811	1,549,565
Exchange differences	410,088	4,793	55,872	(4,666)	(86,586)	5,160	1,755	386,416
Additions	—	—	17,282	66,997	144,484	5,708	39,605	274,076
Revaluation surplus	(413,798)	—	—	—	—	—	—	(413,798)
Transfers	—	2,900	24,871	7,348	—	124	(35,243)	—
Disposals	(13,732)	(8)	(3,094)	(4,351)	(2,199)	(136)	—	(23,520)
Reclassification to non-income tax credits (*)	—	—	—	(307)	—	—	—	(307)
Depreciation	—	(3,937)	(32,332)	(80,901)	(103,971)	(2,702)	—	(223,843)
Closing net book amount	676,760	15,393	303,755	181,115	327,570	17,068	26,928	1,548,589

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and fittings	Bearer plants	Others	Work in progress	Total
At December 31, 2024
Fair value for farmlands / Cost	676,760	51,111	622,908	1,145,439	1,021,866	44,487	26,928	3,589,499
Accumulated depreciation	—	(35,718)	(319,153)	(964,324)	(694,296)	(27,419)	—	(2,040,910)
Net book amount	676,760	15,393	303,755	181,115	327,570	17,068	26,928	1,548,589
Year ended December 31, 2025
Opening net book amount	676,760	15,393	303,755	181,115	327,570	17,068	26,928	1,548,589
Exchange differences	(26,678)	(6,032)	(9,882)	20,370	42,066	(904)	500	19,440
Additions	—	—	11,090	51,149	131,974	3,250	66,298	263,761
Revaluation surplus	64,226	—	—	—	—	—	—	64,226
Acquisition of subsidiaries (Note 21)	—	—	1,211,092	599	—	9,888	81,492	1,303,071
Reclassification from investment property	10,571	—	—	—	—	—	—	10,571
Transfers	—	9,553	21,509	8,017	—	(206)	(38,873)	—
Disposals	—	(3)	(937)	(2,210)	—	(76)	—	(3,226)
Reclassification to non-income tax credits (*)	—	—	—	(326)	—	—	—	(326)
Depreciation	—	(3,231)	(37,915)	(64,157)	(86,774)	(3,678)	—	(195,755)
Closing net book amount	724,879	15,680	1,498,712	194,557	414,836	25,342	136,345	3,010,351
At December 31, 2025
Fair value for farmlands / Cost	724,879	54,629	1,855,780	1,223,038	1,195,906	56,437	136,345	5,247,014
Accumulated depreciation	—	(38,949)	(357,068)	(1,028,481)	(781,070)	(31,095)	—	(2,236,663)
Net book amount	724,879	15,680	1,498,712	194,557	414,836	25,342	136,345	3,010,351

(*) Brazilian federal tax law allows entities to take a percentage of the total cost of the assets purchased as a tax credit. As of December 31, 2025 and 2024, ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) tax credits were reclassified to trade and other receivables.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

12.    Property, plant and equipment, net (continued)

Depreciation is calculated using the straight-line method to allocate their cost over the estimated useful lives. Farmlands are not depreciated, except for bearer plants.

Farmland improvements	5-25 years
Buildings and facilities (*)	3-50 years
Furniture and fittings	10 years
Computer equipment	3-5 years
Machinery and equipment (**)	4-10 years
Bearer plants	6 - based on productivity
(*) Includes fertilizers complex.
(**) Includes vehicles (4-5 years).

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each statement of financial position date. Farmlands are measured at fair value using a sales comparison approach. prepared by an independent expert. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant assumption being the price per hectare (Level 3). The Group estimated that, other factors being constant, a 5% reduction on the sales price for the year ended December 31, 2025 would have reduced the value of the farmlands on US$36.2 million (2024: US$33.8 million), which would impact, net of its tax effect on the "Revaluation surplus" item in the statement of Changes in Shareholders' Equity. Should farmlands be carried at historical cost, the net book value as of December 31, 2025 would have been US$288.1 million.

Depreciation charges are included in “Cost of production of Biological Assets," “Cost of production of manufactured products,”“General and administrative expenses,”“Selling expenses” and capitalized in “Property, plant and equipment” for the years ended December 31, 2025, 2024 and 2023.

During the year ended December 31, 2025, borrowing costs of US$4.0 million (2024:US$4.9 million) were capitalized as components of the cost of acquisition or construction for qualifying assets.

Certain of the Group’s assets had been pledged as collateral to secure the Group’s borrowings and other payables. The net book value of the pledged assets amounts to US$205.1 million, both as of December 31, 2025 and 2024. As of December 31, 2025, all borrowings that had assets as guaranty were canceled. We are in the process of lifting the pledges.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

13.    Right of use assets, net

    Changes in the Group’s right of use assets, net in 2025 and 2024 were as follows:

	Agricultural partnerships (*)	Others	Total
At January 1, 2024
Opening net book amount	384,848	21,865	406,713
Exchange differences	(71,415)	(1,571)	(72,986)
Additions and re-measurements	107,050	10,936	117,986
Depreciation	(67,803)	(10,064)	(77,867)
Closing net book amount	352,680	21,166	373,846

At December 31, 2025
Opening net book amount	352,680	21,166	373,846
Exchange differences	36,256	4,296	40,552
Acquisition of subsidiary (Note 21) (**)	—	9,221	9,221
Additions and re-measurements	27,715	10,556	38,271
Depreciation	(61,464)	(11,433)	(72,897)
Closing net book amount	355,187	33,806	388,993

    (*) Agricultural partnership has an average term of 6 years.

(**) It corresponds to the rights of use recognized for the acquisition of Profertil. The related right-of-use assets and corresponding lease liabilities (as applicable) were recognized at the acquisition date at fair value in accordance with the Group’s business combination and lease accounting policies. It mainly includes (1) a concession and permit of use of the port land and facilities of the Port of Bahia Blanca; (2) a right of use of land located in the Cangrejales zone of the Bahía Blanca Port, Province of Buenos Aires, Argentina , and (3) certain properties located in of San Nicolas port. The contract was renewed and is scheduled to expire on July 15, 2026.

Depreciation charges are included in “Cost of production of Biological Assets,”“Cost of production of manufactured products”,“General and administrative expenses”,“Selling expenses” and capitalized in “Property, plant and equipment” for the year ended December 31, 2025, 2024 and 2023.

14.    Investment property

Changes in the Group’s investment property in 2025 and 2024 were as follows:

	2025	2024
Beginning of the year	33,542	33,364
Net gain / (loss) from fair value adjustment (Note 8)	3,312	(23,375)
Reclassification to property, plant and equipment (i)	(10,571)	—
Exchange difference	(2,246)	23,553
End of the year	24,037	33,542
Fair value	24,037	33,542
Net book amount	24,037	33,542

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

14.    Investment property (continued)
assumption being the price per hectare (Level 3). The increase/decrease in the fair value of investment property is recognized in the Statement of income under the line item “Other operating income, net”. The Group estimated that, other factors being constant, a 10% reduction on the sales price for the period ended December 31, 2025 and 2024 would have caused a reduction of US$2.4 million and US$3.3 million respectively in the value of the investment properties, which would impact the line item “Net gain from fair value adjustment”.

15.    Intangible assets, net

Changes in the Group’s intangible assets, net in 2025 and 2024 were as follows:

	Goodwill	Software	Trademarks	Others	Total
At January 1, 2024
Cost	14,309	16,908	9,494	1,344	42,055
Accumulated amortization	—	(10,866)	(3,063)	(607)	(14,536)
Net book amount	14,309	6,042	6,431	737	27,519
Year ended December 31, 2024
Opening net book amount	14,309	6,042	6,431	737	27,519
Exchange differences	5,933	1,935	3,332	(159)	11,041
Additions	—	1,190	—	—	1,190
Disposal	—	(205)	—	—	(205)
Amortization charge (i)	—	(1,800)	(507)	(7)	(2,314)
Closing net book amount	20,242	7,162	9,256	571	37,231
At December 31, 2024
Cost	20,242	19,828	12,826	1,185	54,081
Accumulated amortization	—	(12,666)	(3,570)	(614)	(16,850)
Net book amount	20,242	7,162	9,256	571	37,231
Year ended December 31, 2025
Opening net book amount	20,242	7,162	9,256	571	37,231
Exchange differences	(676)	(112)	(484)	66	(1,206)
Additions	—	2,043	—	—	2,043
Acquisition of subsidiaries (Note 21)	208,204	10,419	—	—	218,623
Amortization charge (i)	—	(2,333)	(477)	(6)	(2,816)
Closing net book amount	227,770	17,179	8,295	631	253,875
At December 31, 2025
Cost	227,770	32,178	12,342	1,251	273,541
Accumulated amortization	—	(14,999)	(4,047)	(620)	(19,666)
Net book amount	227,770	17,179	8,295	631	253,875

(i)Amortization charges are included in “General and administrative expenses” and “Selling expenses” for the years ended December 31, 2025 and 2024, respectively. There were no impairment charges for any of the years presented (see Note 32 (a)).

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.    Biological assets

Changes in the Group’s biological assets in 2025 and 2024 were as follows:

	2025
	Sugarcane (ii)	Crops (ii)	Rice (ii)	Dairy	Total
Beginning of the year	69,620	79,363	102,098	42,864	293,945
Increase due to purchases	—	2,987	1,057	—	4,044
Initial recognition and changes in fair value of biological assets (i)	59,024	(1,748)	16,412	21,922	95,610
Decrease due to harvest / disposals	(164,985)	(175,107)	(128,841)	(93,613)	(562,546)
Costs incurred during the year	155,281	162,618	99,552	72,444	489,895
Exchange differences	8,407	(5,182)	(6,559)	(2,870)	(6,204)
End of the year	127,347	62,931	83,719	40,747	314,744

	2024
	Sugarcane (ii)	Crops (ii)	Rice (ii)	Dairy	Total
Beginning of the year	116,458	55,545	32,843	23,191	228,037
Increase due to purchases	—	1,275	653	—	1,928
Initial recognition and changes in fair value of biological assets (i)	41,166	33,050	53,436	15,429	143,081
Decrease due to harvest / disposals	(205,967)	(220,801)	(151,317)	(107,878)	(685,963)
Costs incurred during the year	142,205	172,927	145,752	95,749	556,633
Exchange differences	(24,242)	37,367	20,731	16,373	50,229
End of the year	69,620	79,363	102,098	42,864	293,945

(i) Biological asset with a production cycle of more than one year (that is dairy cattle) generated “Initial recognition and changes in fair value of biological assets” amounting to US$(22,321) for the year ended December 31, 2025 (2024: US$14,263). In 2025, an amount of US$(5,132) (2024: US$525) was attributable to price changes, and an amount of US$(17,190) (2024: US$13,738) was attributable to physical changes.
(ii) Biological assets that are measured at fair value within level 3 of the hierarchy.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.    Biological assets (continued)

Cost of production for the year ended December 31, 2025:

	Sugar, Ethanol and Energy	Crops	Rice	Dairy	Total
Salaries, social security expenses and employee benefits	16,862	5,667	15,126	11,002	48,657
Depreciation and amortization	4,415	—	—	—	4,415
Depreciation of right of use assets	36,697	—	—	—	36,697
Fertilizers, agrochemicals and seeds	62,836	53,926	23,036	5,903	145,701
Fuel, lubricants and others	7,063	860	2,128	1,298	11,349
Maintenance and repairs	5,521	1,471	13,298	5,573	25,863
Freights	—	4,178	1,732	139	6,049
Contractors and services	14,220	49,491	31,916	—	95,627
Feeding expenses	—	432	249	23,194	23,875
Veterinary expenses	—	266	74	3,828	4,168
Energy power	—	61	5,154	1,898	7,113
Professional fees	648	302	274	577	1,801
Other taxes	50	842	101	22	1,015
Lease expense and similar arrangements (1)	4,310	42,959	4,029	—	51,298
Others	2,659	1,176	2,403	652	6,890
Subtotal	155,281	161,631	99,520	54,086	470,518
Own agricultural produce consumed	—	987	32	18,358	19,377
Total	155,281	162,618	99,552	72,444	489,895
(1) Correspond mainly to lease arrangement short term.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.    Biological assets (continued)

Cost of production for the year ended December 31, 2024:

	Sugar, Ethanol and Energy	Crops	Rice	Dairy	Total
Salaries, social security expenses and employee benefits	13,814	6,635	16,241	14,412	51,102
Depreciation and amortization	4,940	—	—	—	4,940
Depreciation of right of use assets	44,553	—	—	—	44,553
Fertilizers, agrochemicals and seeds	51,180	76,280	46,336	50	173,846
Fuel, lubricants and others	4,277	1,011	2,367	1,584	9,239
Maintenance and repairs	4,100	2,451	17,665	5,454	29,670
Freights	—	5,502	2,130	190	7,822
Contractors and services	11,580	30,196	46,830	—	88,606
Feeding expenses	—	410	157	45,112	45,679
Veterinary expenses	—	279	97	5,050	5,426
Energy power	—	68	5,681	2,230	7,979
Professional fees	354	662	399	257	1,672
Other taxes	48	909	91	246	1,294
Lease expense and similar arrangements (1)	5,374	46,886	5,262	2	57,524
Others	1,985	953	2,386	930	6,254
Subtotal	142,205	172,242	145,642	75,517	535,606
Own agricultural produce consumed	—	685	110	20,232	21,027
Total	142,205	172,927	145,752	95,749	556,633
(1) Correspond mainly to lease arrangement of short term periods.

Biological assets in December 31, 2025 and 2024 were as follows:

	2025	2024
Non-current
Cattle for dairy production (i)	39,810	42,449
Breeding cattle (ii)	271	607
Other cattle (ii)	407	362
	40,488	43,418
Current
Breeding cattle (iii)	14,325	11,433
Other cattle (iii)	937	415
Sown land – crops (ii)	51,384	69,339
Sown land – rice (ii)	80,263	99,720
Sown land – sugarcane (ii) (iv)	127,347	69,620
	274,256	250,527
Total biological assets	314,744	293,945

(i)Classified as bearer and mature biological assets.
(ii)Classified as consumable and immature biological assets.
(iii)Classified as consumable and mature biological assets.
(iv)It includes US$7,837 and US$6,254 of crops planted in sugarcane farms.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.    Biological assets (continued)

The fair value less estimated point of sale costs of agricultural produce at the point of harvest amounted to US$468,933 for the year ended December 31, 2025 (2024: US$578,085).

The following table presents the Group’s biological assets that are measured at fair value at December 31, 2025 and 2024 (See Note 17 for the description of each fair value level):

	2025				2024
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Cattle for dairy production	—	39,810	—	39,810	—	42,449	—	42,449
Breeding cattle	14,596	—	—	14,596	12,040	—	—	12,040
Other cattle	—	1,344	—	1,344	—	777	—	777
Sown land – sugarcane	—	—	127,347	127,347	—	—	69,620	69,620
Sown land – crops	—	—	51,384	51,384	—	—	69,339	69,339
Sown land – rice	—	—	80,263	80,263	—	—	99,720	99,720

There were no transfers between any levels during the year.

The following significant unobservable inputs were used to measure the Group’s biological assets using the discounted cash flow valuation technique:

Description	Unobservable inputs	Range of unobservable inputs		Relationship of unobservable inputs to fair value
		2025	2024
Sown land – sugarcane	Sugarcane yield – tonnes per hectare; Sugarcane TRS (kg of sugar per ton of cane) Production Costs – US$ per hectare. (Include maintenance, harvest and leasing costs)
'-Sugarcane yield: 50-100 tonnes/ha -Sugarcane TRS: 120-140 kg of sugar/tonnes of cane -Maintenance costs: 550-850 US$/ha -Harvest costs: 7.0-13.0 US$/tonnes of cane -Leasing costs: 12.0-14.4 tonnes/ha-Discount rate: 16.91% in Brazilian real.

'-Sugarcane yield: 50-100 tonnes/ha - Sugarcane TRS: 120-140kg of sugar/tonnes of cane - Maintenance costs: 550-850 US$/ha - Harvest costs: 7.0-13.0 US$/ tonnes of cane - Leasing costs: 12.0-14.4 tonnes/ha-Discount rate: 13.61% in Brazilian real.
The higher the sugarcane yield, the higher the fair value. The higher the maintenance, harvest and leasing costs per hectare, the lower the fair value. The higher the TRS of sugarcane, the higher the fair value.

Sown land – crops	Crops yield – tonnes per hectare; Commercial Costs – US$ per hectare; Production Costs – US$ per hectare.
'- Crops yield: 0.70 – 7.5 tonnes/ha for Wheat, 0.3 – 12 tonnes/ha for Corn, 0.1 - 5700.0 tonnes/ha for Soybean, 0.7 - 3.1 for Sunflower and 1.2 - 5.3 tonnes/ha for Peanut - Commercial Costs: 10-56 US$/tonnes for Wheat, 9-61 US$/tonnes for Corn, 9-57 US$/tonnes for Soybean, 15-55 US$/tonnes for Sunflower and 19-70 US$/ha for Peanut - Production Costs: 157-964 US$/ha for Wheat, 291-1633 US$/ha for Corn, 203-1286 US$/ha for Soybean, 136-1209 US$/ha for Sunflower and 902-2543 US$/ha for Peanut-Discount rate: 7% in US$.

'- Crops yield: 0.60 – 7.0 tonnes/ha for Wheat, 0.4 – 13  tonnes/ha for Corn, 0.1 - 4900.0 tonnes/ha for Soybean, 0.5-2.8 for Sunflower and 0.9 - 6.3 tonnes/ha for Peanut
- Commercial Costs: 9-57 US$/ha for Wheat, 11-63 US$/ha for Corn, 12-71 US$/ha for Soybean, 11-73 US$/ha for Sunflower and 19.0 - 70.0 US$/ha for Peanut
- Production Costs: 187-1031 US$/ha for Wheat, 195-1616 US$/ha for Corn, 186-1054 US$/ha for Soybean, 291-1184 US$/ha for Sunflower and 750.0 - 2,007.0 US$/ha for Peanut-Discount rate: 2% in US$.
The higher the crops yield, the higher the fair value. The higher the commercial and direct costs per hectare, the lower the fair value.
Sown land – rice	Rice yield – tonnes per hectare; Commercial Costs – US$ per hectare; Production Costs – US$ per hectare.	'-Rice yield: 7.3 -7.9 tonnes/ha -Commercial Costs: 5-54 US$/ha -Production Costs: 1082-1480 US$/ha-Discount rate: 7% in US$.	'-Rice yield: 4.9 -7.4 tonnes/ha -Commercial Costs: 18-53 US$/ha -Production Costs: 1275-2438 US$/ha-Discount rate: 2% in US$.	The higher the rice yield, the higher the fair value. The higher the commercial and direct costs per hectare, the lower the fair value.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.    Biological assets (continued)

As of December 31, 2025, the impact of a reasonable 10% increase / (decrease) in estimated costs, with all other variables held constant, would result in a decrease (increase) in the fair value of the Group’s biological asset less cost to sell of US$23.3 million for sugarcane, US$3.4 million for crops and US$6.5 million for rice.

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

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non- financial assets	Total
December 31, 2025
Assets as per statement of financial position
Trade and other receivables	222,009	—	222,009	225,230	447,239
Derivative financial instruments	—	3,131	3,131	—	3,131
Short term investment	—	89,826	89,826	—	89,826
Cash and cash equivalents	383,150	—	383,150	—	383,150
Total	605,159	92,957	698,116	225,230	923,346

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.    Financial instruments by category (continued)

	Financial liabilities at amortized cost	Liabilities at fair value through profit or loss	Subtotal financial liabilities	Non- financial liabilities	Total
Liabilities as per statement of financial position
Trade and other payables	637,002	—	637,002	36,858	673,860
Borrowings	1,593,009	—	1,593,009	—	1,593,009
Leases Liabilities	356,602	—	356,602	—	356,602
Derivative financial instruments	—	5,394	5,394	—	5,394
Total	2,586,613	5,394	2,592,007	36,858	2,628,865

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non- financial assets	Total
December 31, 2024
Assets as per statement of financial position
Trade and other receivables	102,619	—	102,619	149,247	251,866
Derivative financial instruments	—	9,596	9,596	—	9,596
Short term investment	—	46,097	46,097	—	46,097
Cash and cash equivalents	211,244	—	211,244	—	211,244
Total	313,863	55,693	369,556	149,247	518,803

	Financial liabilities at amortized cost	Liabilities at fair value through profit or loss	Subtotal financial liabilities	Non- financial liabilities	Total
Liabilities as per statement of financial position
Trade and other payables	174,863	—	174,863	32,811	207,674
Borrowings (i)	779,556	—	779,556	—	779,556
Leases Liabilities	342,030	—	342,030	—	342,030
Derivative financial instruments (i)	—	5,779	5,779	—	5,779
Total	1,296,449	5,779	1,302,228	32,811	1,335,039

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

Income, expense, gains and losses on financial instruments can be assigned to the following categories:

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.    Financial instruments by category (continued)

	Financial asset / liabilities at amortized cost	Assets/ liabilities at fair value through profit or loss	Total
December 31, 2025
Interest income (i)	26,980	—	26,980
Interest expense (i)	(72,535)	—	(72,535)
Foreign exchange gain (i)	5,826	—	5,826
Gain from derivative financial instruments (ii)	—	2,963	2,963
Finance cost related to lease liabilities	(38,550)	—	(38,550)

	Financial assets / liabilities at amortized cost	Assets/ liabilities at fair value through profit or loss	Total
December 31, 2024
Interest income (i)	16,048	—	16,048
Interest expense (i)	(40,869)	—	(40,869)
Foreign exchange gains (i)	(37,569)	—	(37,569)
Gain from derivative financial instruments (ii)	—	1,246	1,246
Finance cost related to lease liabilities	(32,938)	—	(32,938)

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

As of December 31, 2025 and 2024, the financial instruments recognized at fair value on the statement of financial position comprise derivative financial instruments.

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

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of December 31, 2025 and 2024 and their allocation to the fair value hierarchy:

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.    Financial instruments by category (continued)

		Level 1	Level 2	Total
Assets
Derivative financial instruments	2025	1,243	1,888	3,131
Short-term investment	2025	89,826	—	89,826
Derivative financial instruments	2024	1,148	8,448	9,596
Short-term investment	2024	46,097	—	46,097

Liabilities
Derivative financial instruments	2025	(194)	(5,200)	(5,394)
Derivative financial instruments	2024	(2)	(5,777)	(5,779)

The following table presents the Group’s short term investment that are measured at fair value at December 31, 2025 and 2024:

	2025	2024
Corporate bonds	43,564	—
Government securities	32,995	46,097
Mutual funds	13,267	—
Short-term investment	89,826	46,097

There were no transfers within level 1 and 2 during the years ended December 31, 2025 and 2024.

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuatiogn methods. The Group uses a range of valuation models for this purpose, details of which may be obtained from the following table:

Class	Pricing Method	Parameters	Pricing Model	Level	2025	2024

Futures	Quoted price	—	—	1	1,417	852
Options/OTC	Quoted price	—	—	1	(368)	160
NDF	Quoted price	Foreign-exchange curve	Present value method	1	—	134
Interest-rate swaps	Theoretical price	Money market interest-rate curve	Present value method	2	(3,312)	2,671
Public securities	Quoted price	—	—	1	89,826	46,097

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

18.    Trade and other receivables, net

	2025	2024
Non-current
Advances to suppliers	37,183	3,316
Income tax credits	8,516	4,639
Non-income tax credits (i)	33,645	26,240
Judicial deposits	2,070	1,816
Other receivables	1,475	2,499
Non-current portion	82,889	38,510
Current
Trade receivables	191,635	87,645
Less: Allowance for trade receivables	(4,782)	(1,114)
Trade receivables – net	186,853	86,531
Prepaid expenses	21,014	18,038
Advances to suppliers	43,994	35,996
Income tax credits	11,847	5,680
Non-income tax credits (i)	66,961	53,522
Receivable from disposal of subsidiary	—	2,900
Receivables from related parties (Note 31)	16,359	—
Other receivables	17,322	10,689
Subtotal	177,497	126,825
Current portion	364,350	213,356
Total trade and other receivables, net	447,239	251,866

(i) Includes US$326 (2024: US$307) reclassified from property, plant and equipment. It also includes US$18 million corresponding to tax credits resulting from a judicial decision regarding the exclusion of ICMS from the calculation base for PIS and COFINS.

The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other receivables approximate their carrying amount, as the impact of discounting is not significant.

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies (expressed in U.S. Dollars):

	2025	2024
Currency
U.S. Dollar	216,969	84,477
Argentine Peso	110,097	70,837
Uruguayan Peso	2,289	2,478
Brazilian Reais	117,884	94,074
	447,239	251,866

As of December 31, 2025 trade receivables of US$36,576 (2024: US$29,123) were past due but not impaired. The aging analysis of these receivables indicates that US$3,985 and US$289 are over 6 months in December 31, 2025 and 2024, respectively.

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

Movements on the Group’s allowance for trade receivables are as follows:

	2025	2024	2023
At January 1	1,114	2,888	4,266
Charge of the year	4,724	391	1,874
Unused amounts reversed	(863)	(892)	(1,371)
Used during the year	(24)	(1,129)	(173)
Exchange differences	(169)	(144)	(1,708)
At December 31	4,782	1,114	2,888

The creation and release of allowance for trade receivables have been included in “Selling expenses” in the statement of income. Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above.

As of December 31, 2025, approximately 53% (2024: 64%) of the outstanding unimpaired trade receivables (neither past due not impaired) relate to sales to 25 well-known multinational companies with good credit quality standing, including but not limited to Camara de comercializacion de energia electrica, Sucres et Denrées S.A., Lartirigoyen y Cía S.A., Asociación de cooperativas, YPF S.A., Bunge Argentina S.A., First SA among others. Most of these entities or their parent companies are externally credit-rated. The Group reviews these external ratings from credit agencies.

The remaining percentage as of December 31, 2025 and 2024 of the outstanding unimpaired trade receivables (neither past due nor impaired) relate to sales to a dispersed large quantity of customers for which external credit ratings may not be available. However, the total base of customers without an external credit rating is relatively stable.

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

19.    Inventories

	2025	2024
Raw materials	136,026	101,510
Finished goods (Note 5)	170,245	188,154
	306,271	289,664

20.    Cash and cash equivalents

	2025	2024
Cash at bank and on hand	202,506	137,294
Short-term bank deposits	180,644	73,950
	383,150	211,244

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

21.    Acquisitions and disposals

Acquisitions

Acquisition of Profertil S.A.

On December 10, 2025, the Group acquired from Nutrien Ltd. (“Nutrien”) its 50% interest in Profertil S.A. (“Profertil”). The acquisition was executed through a holding subsidiary formed together with a third-party, Asociación de Cooperativas Argentinas (“ACA”), with an 80%-20% ownership structure, respectively. The remaining 50% in Profertil was held by YPF S.A. (“YPF”). The total consideration for the transaction was US$596.3 million which were paid in cash by us and ACA on a proportionate basis. The Company incurred $3.2 million in transaction-related costs. The acquisition was accounted for under the equity method in accordance with IAS 28. Transaction costs were considered part of the cost of the investment at acquisition date.

On December 18, 2025, the Group acquired from YPF the remaining 50% interest it held in Profertil for a total consideration of US$596.3 million. The acquisition was carried out without the participation of ACA. As of December 31, 2025, US$200.0 million were paid. During January and February 2026, the Company paid additional US$350.0 million. The balance will be paid before June 30, 2026.

The acquisition of the initial 50% in Profertil and the subsequent acquisition of the remaining 50% collectively herein is referred as the “Acquisition”. Therefore, after completion of these two transactions, the Group hold a 90% interest in Profertil while ACA retains the remaining non-controlling interest of 10%.

The Acquisition is part of the Group’s strategy to expand its agro-industrial platform and further diversify our revenue base. The Group believes that Profertil is one of the most cost-efficient producers of urea and ammonia globally, with access to competitively priced natural gas and located in a net importing region.

As per the agreement, the Group filed all required documentation with the Argentine Antitrust Authority to seek and obtain antitrust approval. As of the date of these financial statements, antitrust procedures are still ongoing and the Group does not have any certainty when they will be approved. There can be no assurance on the terms in which the Acquisition will be approved by the Antitrust Authority.

The Group has accounted for the Acquisition under the purchase method of accounting in accordance with IFRS 3. Accordingly, the Group has made a preliminary allocation of the estimated purchase price to the assets acquired and liabilities assumed based on their fair values at acquisition date. Goodwill is measured as the excess of the aggregate of consideration transferred, non controlling interest and fair value of previously held interest over the net identifiable assets acquired and liabilities assumed measured at fair value.
Management made significant assumptions and estimates in determining the preliminary fair values of the assets acquired and liabilities assumed in connection with the business combination. The initial accounting for this acquisition is provisional, as certain valuations and other analysis have not yet been finalized. Accordingly, the amounts recognized in these financial statements are subject to adjustments during the measurement period as additional information becomes available regarding facts and circumstances that existed at the acquisition date. Areas subject to refinement include: (1) the fair values of property, plant and equipment; (2) the valuations of off-market components of certain contracts; (3) the recognition and measurement of contingencies and liabilities for unrecognized tax benefits; and (4) other assets and liabilities.

Any measurement- period adjustments will be recognized retrospectively, which may result in a material change to the carrying amounts of assets acquired, liabilities assumed, and the resulting goodwill. We expect to finalize the purchase price allocation by June 30, 2026.

The following table summarizes the fair value of purchase consideration, fair value of the previously held interest in Profertil and non controlling interest in Profertil:

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

21.    Acquisitions and disposals (continued)

Purchase consideration:
Amount paid in cash	200,000
Amounts to be paid in installments	396,282
Total purchase consideration	596,282
Fair value of previously held interest in Profertil before the business combination	476,847
Non-controlling interest	95,829
Total	1,168,958

The following table reflects the fair value of the net assets acquired:

Cash and cash equivalents	1,007
Trade and other receivables	159,010
Short-term investments	38,688
Inventories	50,286
Right of use assets	9,221
Property, plant and equipment (*)	1,303,071
Intangible assets	10,419
Total Assets	1,571,702
Trade and other payables	(63,304)
Payroll and other liabilities	(7,039)
Borrowings	(80,151)
Lease liabilities	(9,904)
Deferred income tax liabilities	(386,344)
Current income tax liabilities	(41,462)
Provision for other liabilities	(22,744)
Total Liabilities	(610,948)
Net identifiable Assets Acquired	960,754
Add: goodwill	208,204
Net assets acquired	1,168,958
(*) Includes US$1,107 million related to the fertilizer plant complex of Bahia Blanca (Fertilizer Complex).

The Group used a depreciated replacement cost approach to measure the fair value of property, plant and equipment, including the fertilizer plant complex. Under the cost approach, the value is based on the cost of a market participant to reconstruct a substitute asset of comparable utility, adjusted for any obsolescence. The key judgment and assumptions used include the current replacement cost and physical deterioration factors, including economic useful life and effective age. As a corroborative procedure, an income approach was also performed to assess the reasonableness of the results obtained under the cost approach. Determining the fair value of property, plant and equipment requires significant management judgment and involves the use of significant estimates and assumptions. The valuation was performed with the assistance of an independent valuation specialist.

The fair value of inventory was determined based on the estimated selling price in the ordinary course of business less the estimated costs of completion and sale, and an appropriate profit margin based on the effort required to complete and sell the inventories.

The fair value of long-term debt was estimated using a discounted cash flow analysis based on current market interest rates for debt instruments with similar terms, maturity and credit risk.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

21.    Acquisitions and disposals (continued)

Management has conducted a preliminary assessment of provisions arising from the business operations of Profertil, including but not limited to site restoration provisions and has recognized a provisional amount. The management will continue to review these matters during the measurement period. If new information obtained during the measurement period about facts and circumstances that existed at the date of acquisition identifies adjustments to the provisional amounts, or any additional provisions that existed at the date of acquisition, then the accounting for the acquisition will be revised.

All other net tangible assets were valued at their respective carrying amounts, as management believes that these amounts approximate their current fair values.

IFRS 3 requires the remeasurement of the previously held 50% equity interest (PHEI) (acquired on December 10, 2025), in Profertil, at the acquisition-date fair value (December 18, 2025). Management believes that the acquisition-date fair value of the PHEI is best evidenced by the arm's-length all-cash price paid on December 18, 2025, for the remaining 50%, corroborated by an identical arm's-length price paid eight days earlier for the initial 50%. After evaluating the control premium, differences in rights/terms, separate transactions, intervening events, and linked-transaction indicators, the management concluded that no adjustment was necessary to use US$596 million as the acquisition-date fair value of the PHEI.

The non-controlling interest was measured at its proportionate value the NCI’s proportionate share of the acquiree’s identifiable net assets.

A decrease in the fair value of assets acquired, or an increase in the fair value of liabilities assumed, compared to the preliminary valuations would result in a corresponding increase in the amount of goodwill. Conversely, an increase in the fair value of identifiable assets acquired would reduce goodwill. To the extent that adjustments relate to depreciable or amortizable assets, such changes would also affect future depreciation or amortization expense.

Goodwill is primarily attributable to expected synergies from expanding our agro-industrial platform and further diversify our revenue base. The goodwill is not deductible for tax purposes.

Since the Acquisition was closed on December 18, 2025, the consolidated income statement reflects only a 13 day period of operations of the acquired business. The Group reports the results of operations of the acquired business in a new business segment named “Fertilizers”. See Note 3 - “Segment information” for details.

The following table summarizes the revenue and net income (including purchase accounting depreciation) contributed by the acquired business and included in the consolidated statements of income for the year ended December 31, 2025 since December 18, 2025, the date of acquisition:

Period from the date of acquisition to December 31 2025
Revenue	31,147
Net income	3,523

If the acquisition had occurred on January 1, 2025 consolidated unaudited pro-forma revenues and profit for the year, for the year ended 31 December 2025 would have been US$1,998 million and US$61 million, respectively.

Disposals

2025 Disposals Activity

The Group did not complete any disposals during the years ended December 31, 2025.

2024 Disposals Activity

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

2023 Disposals Activity

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

22.    Shareholders' contributions

The share capital of the Group is represented by common shares with a nominal value of US$1.5 per share and one vote each.

	Number of shares	Share capital and share premium
At January 1, 2023	111,382	960,242
Employee share options exercised (Note 23) (1)	—	236
Restricted shares granted and units vested (Note 23)	—	7,528
Purchase of own shares	—	(22,123)
Dividends paid to shareholders	—	(35,000)
At December 31, 2023	111,382	910,883
Employee share options exercised (Note 23) (1)	—	115
Restricted shares granted and units vested (Note 23)	—	7,540
Purchase of own shares	—	(57,066)
Dividends paid to shareholders	—	(35,000)
At December 31, 2024	111,382	826,472
Reduction of issued share capital of the company	(6,000)	(9,000)
Issue of shares in December, 2025	42,490	303,687
Employee share options exercised (Note 23) (1)	—	52
Restricted shares granted (Note 23)	—	20,311
Purchase of own shares	—	(8,623)
Dividends provided for and paid to mayor shareholders	—	(35,000)
At December 31, 2025	147,872	1,097,899

(1)Treasury shares were used to settle these options, units and grants.

Issued of capital

On December 11, 2025 the Company successfully completed a public offering of its shares in the New York Stock Exchange. The Company issued 41,379,311 shares, at a price of US$ 7.25 per share. In addition, on December 17, 2025, the Company issued 1,111,035 shares, at a price of US$ 7.25 per share, as a consequence of the over-allotment option exercised by the underwriters of the public offering, raising an overall amount of approximately US$ 308 million. The expenses related totaled US$ 4.37 million.

Our issued share capital amounts to $221,808,241.50, represented by 147,872,161 shares in issue (of which 5,295,375 are treasury shares) with a nominal value of $1.50 each.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

22.    Shareholders' contributions (continued)

Decision of the Extraordinary General Shareholders’ meeting

On June 6, 2025 the extraordinary general meeting of the shareholders of the Company resolved to reduce the issued share capital of the Company by an amount of $9,000,000 by the cancellation of 6,000,000 shares with a nominal value of $1.50 each held in treasury by the Company.

On October 29, 2025 the extraordinary general meeting of the shareholders of the Company resolved to amend, renew and increase the authorized share capital of the Company to USD 3,000,000,000, including the issued share capital, represented by 2,000,000,000 shares, each with a nominal value of USD 1.5.

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

As of December 31, 2025, the Company repurchased 32,299,783 shares under this program, of which 10,142,208 have been applied to some exercise of the Company’s stock option plan, restricted stock units plan and the grant of restricted shares. In 2025, 2024 and 2023 the Company repurchased shares for an amount of US$10.2 million; US$66.9 million and US$26.2 million respectively.

Dividend distribution

On June 17, 2025, the general meeting of the shareholders of the Company resolved the payment of an annual dividend of $35 million to be paid to outstanding shares in two installments. The first payment of the year 2025, of US$17.5 million (0.1750 per share) was made on May 16, 2025 and the second installment was made in November 19, 2025 (0.1749 per share).

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

Movements in the number of equity-settled options outstanding and their related weighted average exercise prices under the Adecoagro/ IFH 2004 Stock Incentive Option Plan are as follows:

	2025		2024		2023
	Average exercise price per share	Options (thousands)	Average exercise price per Share	Options (thousands)	Average exercise price per Share	Options (thousands)
At January 1	6.66	1,270	6.66	1,284	6.66	1,321
Forfeited	5.83	(7)	—	—	—	—
Exercised	8.62	(5)	6.83	(14)	5.83	(37)
At December 31	6.64	1,258	6.66	1,270	6.66	1,284

Options outstanding at year end under this Plan have the following expiry date and exercise prices:

	Exercise price per share	Shares (in thousands)
Expiry date (i):		2025	2024	2023
May 1, 2034	5.83	400	400	400
May 1, 2035	5.83	358	358	363
January 1, 2036	5.83	90	90	94
February 16, 2036	7.11	84	84	84
October 1, 2036	8.62	326	338	343

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

23.    Equity-settled unit-based payments (continued)
the relevant vesting date. If the participant ceases to be an employee for any reason, any unvested restricted share or unit shall not be converted into common shares. The maximum number of common shares with respect to which awards may be made under the Plan is 10,315,708, of which 9,728,905 have already been vested. The maximum numbers of common shares are revised annually.

On April 1, 2025, and as a consequence of the Possible acquisition as of that date, from Tether Investment S.A. de C.V. of the controlling interest of the Company, the Board of Directors of the Company decided, as specified in the plan for a circumstance like this, an acceleration of the vesting of all granted restricted shares. At December 31, 2025, the Group recognized compensation expense US$14.9 million related to the restricted stock units granted under the Restricted Share Plan (2024: US$6.8 million and 2023: US$8.6 million).

The restricted shares under the Restricted Share Plan were measured at fair value at the date of grant.

Key grant-date fair value and other assumptions under the Restricted Share Plan are detailed below:

Grant Date	Mar 17, 2023	April 20, 2023	Mar 15, 2024	April 19, 2024	March 20, 2025	April 19, 2025
Fair value	7.44	8.12	10.07	10.90	10.79	10.70

Movements in the number of restricted shares outstanding under the Restricted Share Plan are as follows:

	Restricted shares (thousand)
	2025	2024	2023
At January 1	1,400	1,789	2,301
Granted (1)	1,087	604	549
Forfeited	(2)	(22)	(26)
Vested	(2,403)	(971)	(1,035)
At December 31	82	1,400	1,789

(1) Approved by the Board of Directors of March 11, 2025 and the Shareholders Meeting of June 8, 2025.

24.    Legal and other reserves

According to the laws of certain of the countries in which the Group operates, a portion of the profit of the year (5%) is separated to constitute legal reserves until they reach legal capped amounts. These legal reserves are not available for dividend distribution and can only be released to absorb losses. The legal limit of these reserves has not been met.

Legal and other reserves amount to US$88,288 as of December 31, 2025 (2024: US$23,302) and are included within the balance of retained earnings in the statement of changes in shareholders’ equity.

The Company may make distributions in the form of dividends or otherwise to the extent that it has distributable retained earnings or available distributable reserves (including share premium) that result from the Stand Alone Financial Statements prepared in accordance with Luxembourg GAAP. No distributable retained earning result from the Stand Alone Financial Statements of the Company as of December 31, 2025, but the Company has distributable reserves in excess of US$914,789.

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

25.    Trade and other payables

	2025	2024
Non-current
Trade payables	—	384
Other payables	700	383
	700	767
Current
Trade payables	226,568	173,157
Advances from customers	21,892	22,609
Amounts due to related parties (Note 32)	705	—
Taxes payable	14,467	9,499
Dividends to be paid	499	703
Payable from acquisition of subsidiary (Note 21)	405,999	—
Other payables	3,030	939
	673,160	206,907
Total trade and other payables	673,860	207,674

The fair values of current trade and other payables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other payables approximate their carrying amounts, as the impact of discounting is not significant.

26.    Borrowings

	2025	2024
Non-current
Senior Notes	759,981	414,638
Bank borrowings	619,940	265,367
	1,379,921	680,005
Current
Senior Notes	20,097	6,858
Bank overdrafts	82	—
Bank borrowings	192,909	92,693
	213,088	99,551
Total borrowings	1,593,009	779,556

As of December 31, 2025, total bank borrowings include collateralized liabilities of US$274,087 (2024: US$3,842). These loans are mainly collateralized by sugarcane plantations, sugar export contracts and shares of certain subsidiaries of the Group.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

26.    Borrowings (continued)

Notes 2032

On July 29, 2025, the Company issued senior notes (the “Notes”) for US$ 500 million, at an annual nominal rate of 7.5%. The Notes will mature on July 29, 2032. Interest on the Notes are payable semi-annually in arrears on January 29 and July 29 of each year. The total proceeds net of expenses was US$ 496.8 million.

The Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of our current and future subsidiaries, currently: Adeco Agropecuaria S.A., L3N S.A., Pilagá S.A., Adecoagro Vale do Ivinhema S.A. and Adecoagro Uruguay S.A. are the only Subsidiary Guarantors.

Notes 2027

On September 21, 2017, the Company issued senior notes (the “Notes”) for a total amount of US$500 million, at an annual fixed rate of 6%. The Notes will mature on September 21, 2027. Interest on the Notes are payable semi-annually in arrears on March 21 and September 21 of each year. The total proceeds net of expenses was US$495.2 million.

The Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of our current and future subsidiaries. As of December 31, 2025, Adeco Agropecuaria S.A., Adecoagro Brasil Participações S.A., Adecoagro Vale do Ivinhema S.A., Pilagá S.A. and Usina Monte Alegre Ltda. are the only Subsidiary Guarantors.

The Notes 2027 and 2032 contain customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions. As of December 31, 2025 and 2024 the Group was in compliance with these financial covenants.

On July 22, 2024, the Company announced a cash tender offer for up to US$100.0 million of the Notes due 2027. As of the closing date of the Tender (August 19, 2024) US$84.36 million in aggregate principal amount of Notes had been validly tendered by Holders and fully cancelled. The total consideration, including the Early Tender Premium, was US$ 980 for each US$1,000 principal amount of Notes. In addition, on July 18, 2025, the Company announced a new cash tender offer for any and all of its outstanding Notes due 2027, for a consideration of US$1,000 for each US$1,000 principal amount of Notes. As of the closing date of the Tender, (July 24, 2025) US$150.9 million in aggregate principal amount of Notes had been validly tendered by Holders and fully cancelled on July 29, 2025. As of December 31, 2025, the outstanding nominal amount is US$264.7 million.

ON Class II 2027

On July 14, 2025, the Company subsidiary “Profertil S.A” issued its second series of Simple Negotiable Obligations (non-convertible into shares), Class 2, with a nominal value of US$ 54,325,110, at a fixed annual nominal interest rate of 7.25%, with a term of 2 years. These obligations will be amortized in a single payment at maturity, with semi-annual interest payments.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

26.    Borrowings (continued)

Debt maturity breakdown

The maturity of the Group's borrowings and the Group's exposure to fixed and variable interest rates is as follows:

	2025	2024
Fixed rate:
Less than 1 year	163,558	69,178
Between 1 and 2 years	461,985	55,952
Between 2 and 3 years	42,641	414,994
Between 3 and 4 years	37,013	356
Between 4 and 5 years	37,442	356
More than 5 years	616,852	35,936
	1,359,491	576,772
Variable rate:
Less than 1 year	49,530	30,373
Between 1 and 2 years	83,053	83,142
Between 2 and 3 years	—	46,593
Between 3 and 4 years	—	2,932
Between 4 and 5 years	12,069	441
More than 5 years	88,866	39,303
	233,518	202,784
	1,593,009	779,556

Borrowings incurred by the Group’s subsidiaries in Brazil are repayable at various dates between February 2026 and November 2040 and bear either fixed interest rates ranging from 3.10% to 12.65% per annum or variable rates based on base-rates plus spreads ranging from 8.22% to 11.35% per annum.

Borrowings incurred by the Group’s subsidiaries in Argentina are repayable at various dates between January 2026 and April 2027 and bear fixed interest rates up to 7.5% for those borrowings denominated in U.S. Dollar. and a fixed interest rates of nil in 2025 (2024: 43.0% to 45%) per annum for those borrowings denominated in Argentine pesos.

Brazilian Subsidiaries

The main loans of the Group’s Brazilian Subsidiaries are:

Bank	Grant date	Nominal amount		Capital outstanding as of December 31				Maturity date	Annual interest rate
				2025			2024
		(In millions)		Millions of Brazilian Real		Millions of equivalent Dollars	Millions of equivalent Dollars
Certificados Recebíveis do Agronegócio (CRA) (2)	December, 2019	R$	400.0	R$	400.0	72.7	64.6	November-27	3.80% + IPCA
Debênture (1)	December, 2025	R$	359.9	R$	359.9	65.4	64.6	December-34	4.24% + IPCA
Certificados Recebíveis do Agronegócio (CRA) (2)	July, 2024	R$	400.0	R$	400.0	72.7	64.6	Jul-31 / Jul-34	IPCA + 6.80% /12.65%

(1) Collateralized by long term power purchase agreement (PPA).

(2) This debts were issued with no guarantee.

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

As of December 31, 2025 and 2024 the Group was in compliance with all financial covenants.

Uruguayan Subsidiaries

The main loans of the Group’s Uruguayan Subsidiaries are:

Bank	Grant date	Nominal amount	Capital outstanding as of December 31			Maturity date	Annual interest rate
			2025		2024
		(In millions)	Millions of Euros	Millions of equivalent Dollars	Millions of equivalent Dollars
Rabobank	July, 2025	Eu 29.4	Eu 29.4	34.5	—	July, 2027	4.07%

Holding Companies

The main loans of the Group’s Holding Companies are:

Bank	Grant date	Nominal amount	Capital outstanding as of December 31		Maturity date	Annual interest rate
			2025	2024
		(In millions)	(In millions)	(In millions)
Rabobank (1)	Dec-25	US$200.0	200.0	—	November, 2032	6.95%

(1) Collateralized by shares of certain subsidiaries of the Group.

The above mentioned loans contain certain customary financial covenants which require us to meet pre-defined financial ratios. These financial ratios are measured considering the statutory financial statements of the Argentinian Subsidiaries.

As of December 31, 2025 and 2024 the Group was in compliance with all financial covenants.

The carrying amount of short-term borrowings is approximate its fair value due to the short-term maturity. Long term borrowings subject to variable rate approximate their fair value. The fair value of long-term subject to fix rate do not significantly differs from their fair value. The fair value (level 2) of the notes 2027 and 2032 as of December 31, 2025 equals US$259.7 million (2024: US$403.6 million) and US$474.2 million, 98.09% (2024: 97.24%) and 94.83% of the nominal amount, respectively.

The breakdown of the Group’s borrowing by currency is included in Note 2 - Interest rate risk.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

26.    Borrowings (continued)

Evolution of the Group's borrowings as December 31, 2025 and 2024 is as follow:

	2025	2024
Amount at the beginning of the year	779,556	904,949
Proceeds from long term borrowings	870,606	126,757
Payments of long term borrowings	(213,936)	(105,749)
Proceeds from short term borrowings	279,900	169,901
Payments of short term borrowings	(256,340)	(239,947)
Payments of interest (1)	(53,172)	(741)
Accrued interest	71,044	23,489
Acquisition of subsidiaries (Note 21)	80,151	—
Exchange differences, inflation and translation, net	29,424	(99,800)
Others	5,776	697
Amount at the end of the year	1,593,009	779,556
(1) Excludes payment of interest related to trade and other payables.

27.     Lease liabilities

	2025	2024
Lease liabilities
Non-current	296,643	287,679
Current	59,959	54,351
	356,602	342,030

The maturity of the Group’s lease liabilities is as follows:

	2025	2024
Less than 1 year	59,959	54,351
Between 1 and 2 years	58,175	65,697
Between 2 and 3 years	49,902	51,325
Between 3 and 4 years	40,325	43,571
Between 4 and 5 years	35,393	35,764
More than 5 years	112,848	91,322
	356,602	342,030

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

27.    Lease liabilities (continued)

Changes in the Group’s lease liabilities, net in 2024 and 2025 were as follows:

	Agricultural "partnerships"	Others	Total
Amount at the beginning of the year 2024	357,159	21,351	378,510
Exchange differences	(87,462)	(1,464)	(88,926)
Additions and re-measurement	107,050	10,936	117,986
Payments	(86,276)	(12,202)	(98,478)
Finance cost related to lease liabilities	30,137	2,801	32,938
Closing net book amount	320,608	21,422	342,030

Amount at the beginning of the year 2025	320,608	21,422	342,030
Exchange differences	33,246	3,733	36,979
Acquisition of subsidiaries (Note 21)	—	9,904	9,904
Additions and re-measurement	27,715	10,556	38,271
Payments	(94,561)	(14,571)	(109,132)
Finance cost related to lease liabilities	34,511	4,039	38,550
Closing net book amount	321,519	35,083	356,602

28.    Payroll and social security liabilities

	2025	2024
Non-current
Social security payable	567	1,454
	567	1,454
Current
Salaries payable	8,353	4,077
Social security payable	8,060	4,821
Provision for vacations	15,707	13,314
Provision for bonuses	6,662	10,523
	38,782	32,735
Total payroll and social security liabilities	39,349	34,189

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

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

29.    Provisions for other liabilities (continued)

The table below shows the movements in the Group's provisions for other liabilities categorized by type of provision:

	Labor, legal and other claims	Others	Total
At January 1, 2024	3,567	32	3,599
Additions	1,327	674	2,001
Used during year	(1,945)	(34)	(1,979)
Exchange differences	124	7	131
At December 31, 2024	3,073	679	3,752
Additions	4,046	645	4,691
Acquisition of subsidiaries (Note 21)	22,744	—	22,744
Used during year	(1,721)	(388)	(2,109)
Exchange differences	(1,043)	(297)	(1,340)
At December 31, 2025	27,099	639	27,738

Analysis of total provisions:

	2025	2024
Non current	22,269	2,244
Current	5,469	1,508
	27,738	3,752

The Group is engaged in several legal proceedings, including tax, labor, civil, administrative and other proceedings in Brazil, which qualified as contingent liabilities for an aggregate claimed nominal amount of US$98.9 million and US$83.8 million as of December 31, 2025 and 2024, respectively. These amounts include US$95.9 million and US$64.0 million as of December 31, 2025 and 2024, respectively, that refers to a claim of the tax authorities in Brazil of the exclusion of the calculation base of Income Tax of the accelerated depreciation of rural activity as provided for in article 6 of Provisional Measure 2,159-70 / 01 and in Article 325 of the Income Tax Regulation / 18.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

30.    Group companies

The following table details the subsidiaries that comprised the Group as of December 31, 2025 and 2024:

			2025	2024
	Activities	Country of incorporation and operation	Ownership percentage held if not 100%	Ownership percentage held if not 100%
Details of principal subsidiary undertakings:
Operating companies (unless otherwise stated):
Adeco Agropecuaria S.A.	(a)	Argentina	—	—
Pilagá S.A.	(a)	Argentina	99.98%	99.98%
Cavok S.A.	(a)	Argentina	51%	51%
Establecimientos El Orden S.A.	(a)	Argentina	51%	51%
Bañado del Salado S.A.	(a)	Argentina	—	—
Agro Invest S.A.	(a)	Argentina	51%	51%
Forsalta S.A.	(a)	Argentina	51%	51%
Dinaluca S.A.	(a)	Argentina	—	—
Compañía Agroforestal S.M.S.A.	(a)	Argentina	—	—
Energía Agro S.A.U.	(a)	Argentina	—	—
L3N S.A.	(d)	Argentina	—	—
Molinos Libres S.A.U.	(a)	Argentina	—	—
Profertil S.A.	(e)	Argentina	90%	—
Adeco Agropecuaria Brasil Ltda.	(b)	Brazil	—	—
Adecoagro Vale do Ivinhema S.A. ("AVI")	(b)	Brazil	—	—
Usina Monte Alegre Ltda. ("UMA")	(b)	Brazil	—	—
Adecoagro Biogas LTDA. (ex Adecoagro GD LTDA.)	(b)	Brazil	—	—
Monte Alegre Combustiveis Ltda.	(b)	Brazil	—	—
Adecoagro Energia Ltda.	(b)	Brazil	—	—
Adecoagro Agricultura e Participação Ltda.	(b)	Brazil	—	—
Methanum Engenharia Ambiental Ltda.	(b)	Brazil	85%	85%
Angelica Energia Ltda.	(b)	Brazil	—	—
Ivinhema Energia Ltda.	(b)	Brazil	—	—
Kelizer S.A.	(a)	Uruguay	—	—
Adecoagro Uruguay S.A.	(a)	Uruguay	—	—
Arroz del Plata S.A.	(a)	Uruguay	—	—
Paso Dragón S.A.	(a)	Uruguay	—	—
Adecoagro Chile S.P.A	(a)	Chile	—	—
Holdings companies:
Adecoagro Brasil Participações S.A.	—	Brazil	—	—
Adecoagro LP S.C.S.	—	Luxembourg	—	—
Adecoagro GP S.a.r.l.	—	Luxembourg	—	—
Agro inversora S.A.	—	Argentina	—	—
Avaldi S.A.	—	Argentina	80%	—
Spain Holding Companies	(c)	Spain	—	—
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
(e) Mainly fertilizers.

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

31.    Related-party transactions

The following is a summary of the balances and transactions with related parties:

Related party	Relationship	Description of transaction	Loss included in the statement of income			Balance receivable (payable)/(equity)
			2025	2024	2023	2025	2024

Directors and senior management	Employment	Compensation selected employees	(485)	(7,515)	(8,218)	(11,457)	(17,409)
	Consultant	Payables	(316)	—	—	—	—
	Employment	Receivables	374	—	—	16,359	—
Rio Porá S.A.	Affiliate	Leases / payables	(175)	—	—	(1,602)	—

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

Impairment of Net Assets as of December 31, 2025

As of December 31, 2025, the Group assessed whether there was any indication that assets or cash-generating units may be impaired in accordance with IAS 36. Management noted that the carrying amount of the Group's consolidated net assets of US$ 1,792 million exceeded the Group's market capitalization of US$ 1,130 million as of that date. Accordingly, management considered this circumstance as an external indicator under IAS 36 and performed an assessment of recoverability.

In performing this assessment, management considered all relevant facts and circumstances, including the Group's historical trading pattern, operating performance, forecast cash-generating capacity, and changes in ownership and market trading dynamics during 2025. The Group's share price has traded below book value per share for an extended period of several

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

32.    Material accounting estimates and judgments (continued)

years, and management has historically performed value in use analyses that demonstrated recoverable amounts in excess of carrying amounts. As of December 31, 2025, management did not identify new adverse operational, economic, or market-specific developments beyond the continuing market discount that would indicate a deterioration in the recoverability of the Group's assets.

Management also considered that, following the 2025 change in control transaction, the Group’s ownership became more concentrated Management further considered that the control transaction price exceeded the prevailing quoted share price, which provided additional contextual evidence that the quoted minority share price may not fully reflect the intrinsic value of the Group.

In addition, on December 18, 2025, the Group acquired Profertil S.A. Management considered the expected contribution of the acquired net assets and projected cash flows of Profertil S.A. in its assessment. Based on management's current forecasts, the incorporation of Profertil S.A. is expected to increase the Group’s future cash flows and expand the asset base supporting the Group’s value in use compared with the prior year assessment. Accordingly, the acquisition was considered a positive factor in evaluating whether the recoverable amount of the relevant cash-generating units remained in excess of carrying value.

Management concluded that the conditions for applying IAS 36 paragraph 99 were met. Specifically, management determined that: (i) the assets and liabilities comprising the relevant cash-generating units had not changed in a manner that would invalidate reliance on the most recent detailed recoverable amount calculation, other than the addition of Profertil S.A., which was assessed as supportive of recoverability; (ii) the most recent detailed calculation resulted in recoverable amount exceeding carrying amount by a substantial margin; and (iii) based on the analysis of events and circumstances arising since that calculation, the likelihood that the current recoverable amount would be lower than the current carrying amount was remote. Accordingly, management used the most recent detailed value in use calculation as the basis for a roll-forward assessment rather than preparing a full new value in use model as of December 31, 2025.

The roll-forward assessment considered the continued reasonableness of the key assumptions used in the most recent detailed value in use analysis, including the discount rate, long-term growth assumptions, forecast horizon, commodity price assumptions, expected volumes and margins, capital expenditure requirements, and foreign exchange and inflation assumptions. Based on this assessment, management determined that there were no material adverse changes in those assumptions that would reasonably eliminate the previously identified headroom. Management also considered sensitivities in the principal assumptions and concluded that reasonably possible changes, taken individually, would not reduce recoverable amount below carrying amount based on the information available at the reporting date.

Based on the above, management concluded that no impairment charge was required as of December 31, 2025. Management believes that the estimates and assumptions used in its assessment were reasonable and consistent with the information available at the reporting date. However, if future results differ materially from those estimates and assumptions, including as a result of significant increases in discount rates, materially lower operating yields, adverse commodity price movements, climate-related events, crop disease, or significant cost increases, the Group could be required to recognize impairment losses in future periods, which could materially affect its financial position, results of operations, and cash flows.

Key assumptions and sensitivity

Key inputs used in the roll-forward assessment include: discount rate 9.5%, long-term growth rate 2.2%, forecast period of 1 years, and projected operating assumptions based on approved budgets and strategic forecasts.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

32.    Material accounting estimates and judgments (continued)

The following specific assumptions were considered in the roll-forward assessment:

Key input / driver	Concept	December 31, 2025	December 31, 2024
Commodity / price deck	Corn average price at harvest ($/ton) - ARG	182	204
	Soybean average price ($/ton)	335	300
	International milk powder price ($/ton)	3700	3803
	Domestic white rice price ($/ton)	587	777
	Rice export price ($/ton - FOB)	488	636
	Sugar #11 price (cents/lb)	14	18.7
	Ethanol net price (USD/m3)	522	485.8
	Energy price (USD/MWH)	40	37.5
Volumes / yields / margins	Soybean yield (tons/hect)	2.7	2.5
	Corn yield (tons/hect)	6.7	6.4
	Peanut yield (tons/hect)	3.5	3.4
	Cow productivity (lt/head/day)	38	37.8
	Rice yield (tons/hect)	7.6	6.7
	sugarcane Yield, Ton/ha	74.6	78.5
Capex & maintenance	Maint capex	(161.5)	(143.9)
FX / inflation (incl. IAS 29 impacts, if applicable)		22%/22%	22%/22%

A sensitivity analysis over these assumptions was considered as part of management's assessment. While no impairment was identified as of December 31, 2025, changes in any of these assumptions, particularly increases in the discount rate or reductions in projected margins and cash flows, could reduce available headroom in future periods.

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

    Based on these criteria, management identified a total amount of 29 CGUs as of September 30, 2025 and 30 CGUs as of September 30, 2024.

As of September 30, 2025 and 2024, due to the fact that there were no impairment indicators, the Group only tested those CGUs with allocated goodwill in Argentina and Brazil.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

32.    Material accounting estimates and judgments (continued)

    CGUs tested based on a fair-value-less-costs-to-sell model at September 30, 2025 and 2024:

    As of September 30, 2025, the Group identified 6 CGUs in Argentina (2024: 6 CGUs) to be tested based on this model (all CGUs with allocated goodwill). Estimating the fair value less costs-to-sell is based on the best information available, and refers to the amount at which the CGU could be bought or sold in a current transaction between willing parties. Management may be assisted by the work of external advisors. When using this model, the Group applies the “sales comparison approach” as its method of valuing most properties, which relies on results of sales of similar agricultural properties to estimate the value of the CGU. This approach is based on the theory that the fair value of a property is directly related to the selling prices of similar properties.

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

    The following table shows only the 6 CGUs (2024: 6 CGUs) where goodwill was allocated at each period end and the corresponding amount of goodwill allocated to each one:

CGU / Operating segment / Country	September 30, 2025	September 30, 2024
La Carolina / Crops / Argentina	291	314
El Orden / Crops / Argentina	279	301
La Guarida / Crops / Argentina	2,708	2,923
Los Guayacanes / Crops / Argentina	3,310	3,573
Doña Marina / Rice / Argentina	5,763	6,220
El Colorado / Crops / Argentina	2,895	3,124
Closing net book value of goodwill allocated to CGUs tested (Note 15)	15,246	16,455
Closing net book value of PPE items and other assets allocated to CGUs tested	147,849	143,202
Total assets allocated to CGUs tested	163,095	159,657

Based on the testing above, the Group determined that none of the CGUs, with allocated goodwill, were impaired at September 30, 2025 and 2024.

    CGUs tested based on a value-in-use model at September 30, 2025 and 2024:

As of September 30, 2025, the Group identified 2 CGUs (2024: 2 CGUs) in Brazil to be tested based on this model (all CGUs with allocated goodwill). The determination of the value-in-use calculation required the use of significant estimates and assumptions related to management’s cash flow projections In performing the value-in-use calculation, the Group applied pre-

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

32.    Material accounting estimates and judgments (continued)

tax rates to discount the future pre-tax cash flows. In each case, these key assumptions have been made by management reflecting past experience and are consistent with relevant external sources of information, such as appropriate market data. In calculating value-in-use, management may be assisted by the work of external advisors.

The key assumptions used by management in the value-in-use calculations which are considered to be most sensitive to the calculation are

Key Assumptions	September 30, 2025	September 30, 2024
Financial projections	Covers 5 years for UMA (*)	Covers 5 years for UMA (*)
	Covers 5 years for AVI (**)	Covers 5 years for AVI (**)
Yield average growth rates	0-2%	0-2%
Future pricing increases	2.15% per annum	0.46% per annum
Future cost decrease	0.79% per annum	0.96% per annum
Discount rates	4.0%	5.0%
Perpetuity growth rate	1%	1%

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

The following table shows only the 2 CGUs where goodwill was allocated at each period end and the corresponding amount of goodwill allocated to each one:

CGU/ Operating segment	September 30, 2025	September 30, 2024
AVI / Sugar, Ethanol and Energy	2,986	2,915
UMA / Sugar, Ethanol and Energy	1,120	1,093
Closing net book value of goodwill allocated to CGUs tested (Note 15)	4,106	4,008
Closing net book value of PPE items allocated to CGUs tested	663,211	599,509
Total assets allocated to 2 CGUs tested	667,317	603,517

Based on the testing above, the Group determined that none of the CGUs, with allocated goodwill, were impaired at September 30, 2025 and 2024.

Management views these assumptions are conservative and does not believe that any reasonable change in the assumptions would cause the carrying value of these CGU’s to exceed the recoverable amount.

The Group’s goodwill and property, plant and equipment balances allocated to the cash generating units with allocated goodwill in Argentina were US$ 15.6 million and US$ 148.2 million, respectively, and goodwill and property, plant and equipment allocated to the cash generating units with allocated goodwill in Brazil were US$ 4.0 million and U$S 773.2 million, respectively as of December 31, 2025.

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

The inflation adjustment on the years 2025, 2024 and 2023 was calculated by means of conversion factor derived from the Argentine price indexes published by the National Institute of Statistics and the year-over-year change in the index was 1.315; 2.178 and 3.114, respectively.

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

Comparability

The consolidated financial statements for the year ended December 31, 2025, are not directly comparable with the figures for the prior year. This is due to the acquisition of Profertil S.A. on December 18, 2025. Accordingly, the consolidated financial statements should be read in light of these circumstances and the related disclosure in Note 21.

As a result of the acquisition, Profertil S.A. has been consolidated from the acquisition date through December 31, 2025, and the Group’s consolidated statement of income therefore includes Profertil’s results of operations only for a period of 13 days whereas the comparative period does not include any such results. In addition, the statement of financial position of 2024 do not include any amount of Profertil, while it was consolidated as of December 31, 2025.

Application of new and revised International Financial Reporting Standards

•Adoption of new and revised standards

The Company has adopted all of the new and revised standards and interpretations issued by the IASB that are relevant to its operations and that are mandatorily effective at December 31, 2025. The impact of the new and revised standards and interpretations mentioned on these consolidated financial statements is described as follows.

The Company has adopted the following standards and interpretation that became applicable for annual periods commencing on or after January 1, 2025:

Amendments to IAS 21 Lack of exchangeability

Those amendments did not have any material impact on the Company's accounting policies and did not require retrospective adjustments.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.1    Basis of preparation and presentation

•New accounting pronouncements

The Company has not applied the following new and revised IFRSs that have been issued but are not yet mandatorily effective:

IFRS 18	Presentation and Disclosures in Financial Statements (1)
Annual improvements to IFRS Accounting	Volume 11 (2)
Standards
Amendments IFRS 9 and IFRS 7	Classification and measurement of financial instruments (2)

1 Effective for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted.
2 Effective for annual reporting periods beginning on or after January 1, 2026. Earlier application is permitted.

• On April 9, 2024 IASB issued Presentation and Disclosures in Financial Statements (IFRS 18) to include requirements for the presentation and disclosure of information in financial statements.

In April 2024, the IASB issued IFRS 18 in response to investors’ concerns about comparability and transparency of entities’ performance reporting. IFRS 18 replaces IAS 1 Presentation of Financial Statements. The standard introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the first three are new. Also, the standard requires disclosure of ‘management-defined performance measures’.

IFRS 18 is effective from 1 January 2027 and has not yet been adopted. The Company is in the process of determining the impact of applying IFRS 18 in its consolidated financial statements and planning to apply IFRS 18 in its interim financial statements for the period ending 31 March 2027 and annual consolidated financial statements for the period ending 31 December 2027.

• On July 18, 2024 IASB issued the amendments listed below as part of the 'Annual improvements to IFRS Accounting Standards - Volume 11'.

Amendments to IFRS 7 Gain or loss on derecognition
Amendments to IFRS 7 Disclosure of deferred difference between fair value and transaction price
Amendments to IFRS 7 Introduction and credit risk disclosures
Amendments to IFRS 9 Lessee derecognition of lease liabilities
Amendments to IFRS 9 Transaction price
Amendments to IFRS 10 Determination of a ‘de facto agent'
Amendments to IFRS 7 Cost method

The Company does not anticipate that the application of these amendments will have a material impact on the Company's consolidated financial statements. These amendments are effective for annual periods beginning on or after January 1, 2026. Earlier application is permitted. The Company has not opted for early application.

• On May 30, 2024 IASB issued Amendments IFRS 9 and IFRS 7 regarding the classification and measurement of financial instruments to address matters identified during the post-implementation review of the classification and measurement requirements of IFRS 9 Financial Instruments.

The Company does not anticipate that the application of this amendment will have a material impact on the Company's consolidated financial statements. This amendment is effective for annual periods beginning on or after January 1, 2026. Earlier application is permitted. The Company has not opted for early application.

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

(c) Associates and Joint Ventures

Associates are all entities over which the group has significant influence but not control or joint control. This is generally the case where the group holds between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting , after initially being recognised at cost.

Interests in joint ventures are accounted for using the equity method, after initially being recognised at cost in the consolidated statement of financial position and adjusted thereafter to recognise the group’s share of the post-acquisition profits or losses of the investee in profit or loss, and the group’s share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from associates and joint ventures are recognised as a reduction in the carrying amount of the investment.

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

Argentine currency status

Between September 2019 and December 13, 2023, the Argentine government imposed significant restrictions on foreign exchange transactions. Although after a new administration took office in Argentina in December 2023 certain restrictions were eased and other changes to such regulations are expected, at the date of these Consolidated Financial Statements the application of existing foreign exchange regulations remains uncertain and the scope and timing of upcoming changes remain unknown. The main currently applicable measures are described below:

•Payments of services: For services rendered or accrued as from April 14, 2025, third-party payments are accessible immediately, while related-party payments require a 90-day wait from the date of service (extending to 180 days for services prior to that date).

Customs Clearance: Similarly, for both third and related parties, payments for goods officially cleared as of April 14, 2025, are authorized upon the registration of customs entry.

Capital Goods Exceptions: For capital goods, companies may pay 30% in advance and the remaining 70% deferred through the MULC, or choose to pay 100% in advance by debiting USD directly from the company’s account.

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

33.5    Property, plant and equipment

Farmlands are initially recorded at fair value and are subsequently measured under the revaluation model based on periodic, but at least annual, valuations prepared by an external independent expert. A revaluation reserve is credited in shareholders’ equity. All other property, plant and equipment is recorded at cost, less accumulated depreciation and impairment losses, if any. Historical cost comprises the purchase price and any costs directly attributable to the acquisition. Under the definition of Property plant and equipment includes the bearer plants, such as sugarcane.

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

Major overhauls that restore an asset’s service capacity and are required for its continued use are capitalized when the recognition criteria are met and are depreciated over the period until the next major overhaul (generally on a straight-line basis). Costs of renewals and improvements that extend an asset’s useful life and/or improve its service capacity are capitalized when the recognition criteria are met. All other repairs and ordinary maintenance are charged to profit or loss when incurred.

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

33.7    Leases

The Group assesses whether a contract is, or contains, a lease at the inception of the contract. A contract is, or contains, a lease when it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control exists when the Group has (i) the right to obtain substantially all of the economic benefits from use of the identified asset and (ii) the right to direct the use of the identified asset.

Leases are recognized as a right-of-use asset and a corresponding lease liability at the date on which the asset is available for use by the group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.

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

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.7 Leases (continued)
The Company remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever: (i) the term has changed, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.; (ii) the lease payments change due to changes in an index or rate, or (iii) the lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate.

The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day, less any lease incentives received and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses, if any

    Short term leases are recognized on a straight line basis as an expense in the income statement.

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

    The above mentioned inputs for the valuation of the right of use assets and lease liabilities including the determination of the contracts within the scope of the standard, the contract term at interest rate used in the discounted cash flow involved a high degree of management’s estimations.

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

33.12    Inventories

Inventories comprise raw materials, finished goods (including harvested agricultural produce and manufactured goods) and others.

Harvested agricultural produce (except for rice and milk) is measured at net realizable value until (“NRV”) the point of sale because there is an active market in the produce, there is a negligible risk that the produce will not be sold and there is a well-established practice in the industry carrying the inventories at NRV. Changes in NRV are recognized in the statement of income in the period in which they arise under the line item “Changes in net realizable value of agricultural produce after harvest”.

All other inventories (including rice and milk) are measured at the lower of cost and NRV. Cost is determined using the weighted average cost. Cost includes acquisition costs (less trade discount, rebates and other similar items), transformation and other costs, which have been incurred when bringing the inventory to its present location and condition. The NRV value is the estimated selling price in the ordinary course of business less selling expenses. At each year end, management assesses NRV and recognizes a write-down in profit or loss when inventories are carried above NRV

33.13    Financial assets

(a) Classification

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

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.13    Financial assets (continued)
(b) Recognition and measurement

Regular purchases and sales of financial assets are recognized on the trade-date – the date on which the Group commits to purchase or sell the asset. Financial assets not carried at fair value through profit or loss are initially recognized at fair value plus transaction costs. Financial assets carried at fair value through profit or loss are initially recognized at fair value and transaction costs are expensed in the statement of income and subsequently are carried at fair value. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Loans and receivables are subsequently carried at amortized cost using the effective interest method.

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

(c) Offsetting financial instruments

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

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

33.14    Derivative financial instruments and hedging activities (continued)
The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the instruments that are used in hedging transactions are highly effective in offsetting changes in fair value or cash flows of hedged items.

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

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)
33.19    Provisions (continued)

Provisions are reviewed at each reporting date and are adjusted to reflect current estimates. The increase in a provision due to the passage of time (unwinding of the discount) is recognized in the statement of income.

Asset Retirement Obligation is recognized when a legal or constructive obligation exists due to a past event, it is probable that an outflow of resources will be required, and the amount can be reliably estimated. The liability is initially measured at the present value of the expected future restoration costs, with a corresponding amount capitalized as part of the cost of the related property, plant, and equipment. Subsequently, the asset is depreciated over its useful life, while the provision is adjusted for changes in estimates or discount rates and increased over time through accretion expense (unwinding of the discount) recognized in profit or loss as a finance cost.

Contingent liabilities

Contingent liabilities represent possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the Group, or present obligations arising from past events that are not recognized because either (i) it is not probable that an outflow of resources will be required to settle the obligation, or (ii) the amount cannot be measured reliably. Contingent liabilities are not recognized in the financial statements, but are disclosed when significant, as required by IAS 37.

33.20    Onerous contracts

An onerous contract is considered to exist where the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.The Group enters into contracts, which require the Group to sell commodities in accordance with the Group's expected sales. These contracts do not qualify as derivatives. These contracts are not recognized until at least one of the parties has performed under the agreement. However, when the contracts are onerous, the Group recognizes the present obligation under the contracts as a provision included within “Provision and other liabilities” in the statement of financial position. Losses under these onerous contracts are recognized within “Other operating income, net” in the statement of income.

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

The Group’s agro-industrial activities comprise the selling of manufactured products (i.e. industrialized rice, milk-related products, ethanol, sugar, energy, and fertilzers, among others). These sales are measured at the fair value of the consideration received or receivable, net of returns and allowances, trade and other discounts, and sales taxes, as applicable.

Revenue is recognized when the full control have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, and there is no continuing management involvement with the goods. Transfers of control vary depending on the individual terms of the contract of sale. Where product sales include exports, control is typically transferred in accordance with the applicable contractual shipping terms (for example, when the product is dispatched under the agreed FOB clause for export shipments). For local market sales, control is typically transferred upon dispatch and/or delivery at the location or transport terms specified and agreed with the customer.

The Group also provides certain agricultural-related and logistic services such as logistics and terminal services to third parties; grain warehousing/conditioning and other services, e.g. handling and drying services. Revenue from services is recognized as services are provided.

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

34.    Recent developments

Acquisition by Tether Investment S.A. de C.V. of more than 70% of the Company’s common shares

On March 28, 2025, pursuant to the terms of a Transaction Agreement (the “Transaction Agreement”), Tether Investments S.A. de C.V., a corporation organized under the laws of El Salvador (“Tether” or our “controlling shareholder”) commenced an Offer to Purchase (the “Offer”) to acquire up to 49,596,510 common shares of the Company at a price in cash of U.S.$12.41 per common share (representing, when added to the common shares already owned by Tether, approximately 70% of the outstanding common shares of the Company), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 28, 2025. The Offer closed on April 25, 2025, with Tether acquiring approximately 70% of the outstanding common shares of the Company. Subsequently to the closing of the Offer, Tether purchased additional common shares of the Company in the open market (4,756,273 shares) and in December 2025, it also participates in the Public offering purchasing 30,344,827 shares (Note 22). As of December 16, 2025, Tether owns 105,880,368 common shares of the Company, representing approximately 74.3% of the outstanding common shares of the Company.

Adecoagro S.A.
Notes to the Consolidated Financial Statements (Continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

34.    Recent developments (continued)
Brazilian consumption tax reform

The Consumption Tax Reform applicable exclusively to Brazil, enacted on January 16, 2025 introduced the ‘dual VAT’, which is composed of the Tax on Goods and Services (IBS) and the Contribution on Goods and Services (CBS). The CBS, under federal jurisdiction, will replace the PIS/COFINS contributions, while the IBS, under state and municipal jurisdiction, will replace the existing ICMS and ISS taxes. The reform also introduced the Selective Tax (IS), under federal jurisdiction, with differentiated tax rates applicable to goods and services deemed harmful to health and the environment.

The reform will be implemented starting in 2026 and will include a transition period through 2032, during which both the former and the new Brazilian tax systems will coexist. The tax rates applicable to the new taxes are still subject to regulation through complementary legislation and will be submitted for review by the Brazilian National Congress.

Based on the above, there is no impact from the Brazilian tax reform on the financial statements as of December 31, 2025. The Company is assessing the extent to which the Tax Reform may affect its future results of operations, taxable positions, cash flows, pricing, recoverability of tax credits, and other assumptions used in the measurement of assets and liabilities under IFRS, including assumptions relevant to impairment assessments and the recoverability of deferred tax assets, where applicable. Because the remaining regulations have not yet been fully enacted and the practical application of certain provisions is still subject to clarification, the Company is not yet in a position to reasonably estimate the full financial statement impact, if any, of the Tax Reform.